Form 20-F
period 2006-12-31
Central North Airport Group
filed 2007-07-02
CIK 1378239

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission File Number: 1-33168
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

Central North Airport Group	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)
Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class:	on which registered

American Depositary Shares each representing 8 Series B shares	The NASDAQ Stock Market LLC
Series B shares	The NASDAQ Stock Market LLC*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
N/A
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class:	Number of Shares

Series B Shares	341,200,000
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐  No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐  No ☑
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑  No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐      Accelerated filer ☐      Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐     Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

i

(Continued)

ii

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
SELECTED FINANCIAL DATA
     We publish our financial statements in Mexican pesos. Pursuant to Mexican Financial Reporting Standards accepted in Mexico (Normas de Informacion Financiera), or Mexican FRS, financial data for all periods in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F have been restated in constant pesos as of December 31, 2006.
     This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.80 to U.S.$1.00, the exchange rate for pesos on December 31, 2006, as published by Banco de Mexico, the Mexican Central Bank. On June 28, 2007 the Federal Reserve Bank of New York’s noon buying rate for Mexican pesos was Ps. 10.79 to U.S.$1.00.
     The following tables present a summary of our audited consolidated financial information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto. Our financial statements are prepared in accordance with Mexican FRS, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Information under U.S. GAAP is also provided in this summary financial data. Note 19 to our financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to our business.
     Mexican FRS provides for the recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities using the Mexican National Consumer Price Index, or NCPI, restating the components of stockholders’ equity using the NCPI and recording gains or losses in purchasing power from holding monetary liabilities or assets. Mexican FRS requires the restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Our audited financial statements and all other financial information contained herein are accordingly presented in constant pesos with purchasing power as of December 31, 2006 unless otherwise noted.
     References in this annual report on Form 20-F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States of America. References in this annual report on Form 20-F to “pesos” or “Ps.” are to the lawful currency of Mexico. We publish our financial statements in pesos.

     This annual report on Form 20-F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume. A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2002.

	Year ended December 31,
	2002		2003		2004		2005		2006
											(thousands
	(in thousands of constant Mexican pesos as of December 31, 2006)										of dollars)(1)
Statement of Income data:
Mexican FRS:
Revenues:
Aeronautical services(2)	Ps.	945,111	Ps.	969,636	Ps.	1,044,448	Ps.	1,149,056	Ps.	1,321,300	US$.	122,348
Non-aeronautical services(3)		151,007		191,064		241,636		277,208		304,882		28,231
Total revenues		1,096,118		1,160,700		1,286,084		1,426,264		1,626,182		150,579
Operating costs:
Costs of services		317,277		328,775		345,565		374,943		383,065		35,471
General and administrative expenses		232,790		246,300		233,296		235,842		228,872		21,193
Technical assistance fee(4)		65,310		38,101		38,758		38,566		47,746		4,421
Concession tax(5)		57,959		56,986		62,531		70,011		81,569		7,553
Depreciation and amortization:
Depreciation(6)		63,440		176,587		190,900		201,518		253,019		23,428
Amortization(7)		112,061		17,128		17,127		18,034		28,495		2,639
Total depreciation and amortization		175,501		193,715		208,027		219,552		281,514		26,067
Total operating costs		848,837		863,877		888,177		938,914		1,022,766		94,705
Income from operations		247,282		296,823		397,907		487,350		603,416		55,874
Net comprehensive financing income (expense)		18,158		24,971		(14,787)		28,540		67,780		6,276
Other income (expense)		9,277		2,689		4,440		5,182		10,413		965
Income before income taxes and statutory employee profit sharing		274,717		324,483		387,560		521,072		681,609		63,115
Income tax and statutory employee profit sharing expense		135,823		140,201		90,458		153,773		229,372		21,239
Consolidated net income		138,893		184,282		297,102		367,299		452,237		41,876
Basic and diluted earnings per share(8)		0.3543		0.4701		0.7579		0.9370		1.1444		0.1059
Basic and diluted earnings per ADS(8)		2.8346		3.7609		6.0633		7.4960		9.1552		0.8472
U.S. GAAP:
Revenues						1,286,084		1,426,264		1,626,182		150,579
Income from operations						468,752		578,503		672,596		62,280
Consolidated net income						177,437		429,661		528,916		48,976
Basic earnings per share(8)						0.4561		1.1044		1.3506		0.1251
Diluted earnings per share(10)						0.4526		1.0960		1.3405		0.1241
Basic earnings per ADS(8)						3.6488		8.8352		10.8048		1.0005
Diluted earnings per ADS(10)						3.6208		8.7680		10.7240		0.9930
Other operating data:
Total terminal passengers (thousands of passengers)(11)		8,553		8,853		9,739		10,599		11,784		11,784
Total air traffic movements (thousands of movements)		340		333		346		362		383		383
Total revenues per terminal passenger(12)		128		131		132		134		138		13
Other data:
EBITDA:
Consolidated net income under Mexican FRS		138,893		184,282		297,102		367,299		452,237		41,876
Minus:

	Year ended December 31,
	2002	2003	2004	2005	2006
						(thousands
	(in thousands of constant Mexican pesos as of December 31, 2006)					of dollars)(1)
Net comprehensive financing income (expense)	18,158	24,971	(14,787)	28,540	67,780	6,276
Plus:
Income tax and statutory employee profit sharing expense	135,823	140,201	90,458	153,773	229,372	21,239
Depreciation and amortization	175,501	193,715	208,027	219,552	281,514	26,067
EBITDA(13)	432,060	493,227	610,374	712,084	895,343	82,906

	As of and for the year ended December 31,
	2002		2003		2004		2005		2006		2006
											(thousands of
	(in thousands of constant Mexican pesos as of December 31, 2006)										dollars)(1)
Balance sheet data:
Mexican FRS:
Cash and cash equivalents	Ps.	801,807	Ps.	931,644	Ps.	1,251,664	Ps.	1,644,776	Ps.	1,612,384	149,303
Total current assets		1,128,699		1,193,102		1,485,830		1,936,466		2,065,623	191,270
Airport concessions—net				787,896		770,769		753,641		736,512	68,199
Rights to use airport facilities—net		5,266,856		4,340,501		4,219,300		4,098,025		3,976,748	368,234
Total assets		7,163,345		7,409,097		7,762,461		8,280,314		8,552,460	791,931
Current liabilities		146,784		125,407		147,059		149,704		177,561	16,442
Total liabilities		449,262		510,733		566,993		717,549		859,683	79,604
Total stockholders’ equity(14)		6,174,082		6,898,365		7,195,468		7,562,765		7,692,777	712,327
U.S. GAAP:
Cash and cash equivalents						1,251,664		1,644,776		1,612,384	149,303
Total current assets						1,505,107		1,936,466		2,065,623	191,270
Assets under concession (“Rights to use airport facilities” under Mexican FRS)						961,488		922,763		884,257	81,879
Total assets						4,559,823		5,031,382		5,296,007	490,394
Current liabilities						148,834		178,171		196,458	18,191
Total liabilities						197,268		232,065		255,064	23,618
Total stockholders’ equity(14)						4,362,556		4,799,317		5,040,943	466,756
Other data:
Mexican FRS:
Net resources generated by operating activities		566,109		504,891		588,852		675,994		702,676	65,066
Net resources used in financing activities										(310,783)	(28,777)
Net resources used in investing activities		(202,336)		(375,053)		(268,830)		(282,882)		(424,285)	(39,287)
Increase in cash and cash equivalents		363,773		129,838		320,019		393,112		(32,392)	(2,998)
U.S. GAAP:(15)
Net cash provided by operating activities						584,259		667,642		668,956	61,943
Net cash used in investing activities						(268,718)		(275,719)		(441,660)	(40,896)
Net cash used in financing activities										(310,782)	(28,776)
Effect of inflation accounting						4,477		1,189		51,094	4,731
Increase in cash and cash equivalents						320,018		393,112		32,392	2,998

(1)	Translated into dollars at the rate of Ps.10.7995 per U.S. dollar, the U.S. Federal Reserve noon buying rate for Mexican pesos at December 31, 2006. Per share dollar amounts are expressed in dollars (not thousands of dollars). Operating data is expressed in units indicated.

(2)	Revenues from aeronautical services principally consist of a fee for each departing passenger, aircraft landing fees based on the aircraft’s weight and arrival time, an aircraft parking fee, a fee for the transfer of passengers from the aircraft to the terminal building, a security charge for each departing passenger and other sources of revenues subject to regulation under our maximum rates.

(3)	Revenues from non-aeronautical services consist of sources of revenues not subject to regulation under our maximum rates, and consist of revenues from car parking charges, leasing of commercial space to tenants, advertising, taxis and other ground transportation providers and other miscellaneous sources of revenues. Pursuant to our concessions and to the Airport Law and the regulations thereunder, parking services are currently excluded from aeronautical services under our maximum rates, although the Ministry of Communications and Transportation could decide to regulate such rates and they may be regulated by other authorities.

(4)	On January 1, 2001, we began paying SETA a technical assistance fee under the technical assistance agreement entered into in connection with SETA’s purchase of its Series BB shares. This fee is described in “Item 7. Major Shareholders and Related Party Transaction – Related Party Transactions – Arrangements with SETA.”

(5)	Each of our subsidiary concession holders is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently equal to 5% of each concession holder’s gross annual revenues.

(6)	Reflects depreciation of fixed assets.

(7)	Reflects amortization of airport concessions and rights to use airport facilities.

(8)	For Mexican FRS purposes, based on 392,000,000 weighted average common shares outstanding in 2002 through 2005 and 395,173,149 weighted average common shares outstanding in 2006. For U.S. GAAP purposes, based on 389,060,000 weighted average common shares outstanding in 2004 and 2005, and 391,624,384 weighted average common shares outstanding in 2006. Earnings per ADS is based on the ratio of 8 Series B shares per ADS.

(9)	Determined by giving effect to (i) SETA’s exercise, on September 5, 2006, of its option to subscribe for 8,000,000 newly issued Series B shares at an exercise price of U.S.$1.35 (Ps.14.16735) per share and (ii) the increase in the number of shares necessary to be issued in order to be able to replace the capital in excess of the earnings being withdrawn under the dividend paid in September 2006. For purposes of pro forma presentation, these 8,000,000 newly issued Series B shares are included in basic earnings per share.

(10)	Based on 392,000,000, 392,022,615 and 394,564,384 weighted average common shares and common share equivalents outstanding for the year ended December 31, 2004, 2005 and 2006, respectively. Earnings per ADS is based on the ratio of 8 Series B shares per ADS.

(11)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).

(12)	Total revenues for the period divided by terminal passengers for the period. Expressed in pesos (not thousands of pesos).

(13)	EBITDA represents net income minus net comprehensive financing income plus income taxes, asset tax, statutory employee profit sharing and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors to evaluate our performance and compare it with other companies. In making such comparisons, however, Investors should bear in mind that EBITDA is not defined and is not a recognized financial measure under Mexican FRS or U.S. GAAP and that it may be calculated differently by different companies. EBITDA as presented in this table is not equivalent to our operating income (prior to deducting depreciation and amortization and the technical assistance fee), which is used as the basis for calculation of our technical assistance fee.

(14)	Total stockholders’ equity under Mexican FRS reflects the value assigned to our concessions. Under U.S. GAAP, no value has been assigned to our concessions.

(15)	U.S. GAAP cash flow data is expressed in nominal Mexican pesos.

EXCHANGE RATES
     The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos. We have not restated the rates in constant currency units. All amounts are stated in pesos. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2002	10.43	9.00	10.43	9.75

2003	11.40	10.11	11.24	10.79

2004	11.64	10.81	11.15	11.31

2005	11.41	10.41	10.63	10.88

2006	11.46	10.43	10.80	10.91

December 2006	10.99	10.77	10.80	10.85

2007:

January 2007	11.09	10.77	11.04	10.96
February 2007	11.16	10.92	11.16	11.00
March 2007	11.18	11.01	11.04	11.11
April 2007	11.03	10.92	10.93	10.98
May 2007	10.93	10.74	10.74	10.82

(1)	Average of month-end rates or daily rates, as applicable.
Source: Federal Reserve noon buying rate.
     Except for the period from September through December 1982, during a liquidity crisis, the Mexican Central Bank has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations or to import goods could be purchased in the open market without substantial additional cost.
     Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange, and, as a result, will likely affect the market price of the ADSs. Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in pesos.
     On December 31, 2006, the Federal Reserve noon buying rate was Ps. 10.80 per U.S.$1.00. On June 28, 2007, the Federal Reserve noon buying rate was Ps. 10.79 per U.S. $1.00.
     For a discussion of the effects of fluctuations in the exchange rates between the peso and the U.S. dollar, see “Item 10. Additional Information—Exchange Controls.”

RISK FACTORS
Risks Related to the Regulation of Our Business
We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.
     Our aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries. In 2004, 2005 and 2006, approximately 81.2%, 80.6% and 81.3%, respectively, of our total revenues were earned from regulated services, which are subject to price regulation under our maximum rates. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.
We cannot predict how the regulations governing our business will be applied.
     Many of the laws, regulations and instruments that regulate our business were adopted or became effective in 1999, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law (Ley de Aeropuertos) and its regulations or other applicable law, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot assure that we will not encounter difficulties in complying with these laws, regulations and instruments. Moreover, there can be no assurance that the laws and regulations governing our business, including the rate-setting process and the Mexican Airport Law, will not change in the future.
The regulations pursuant to which the maximum rates applicable to our aeronautical revenues are established do not guarantee that our consolidated results of operations, or that the results of operations of any airport, will be profitable.
     The regulations applicable to our aeronautical activities establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined by the Ministry of Communications and Transportation for each year through December 31, 2010. In December 2005, the Ministry of Communications and Transportation determined, based on the terms of our concessions, the maximum rates for our airports from January 1, 2006 through December 31, 2010. Under the terms of our concessions, there is no guarantee that the results of operations of any airport will be profitable.
     Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican producer price index, excluding petroleum). Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances including, among others, required capital investments not foreseen in the master development programs, decreases in capital investments attributable to Mexican economy-related passenger traffic decreases or modifications of the concession tax payable by us to the Mexican government, our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain limited events specified in our concessions have occurred. Therefore, there can be no assurance that any such request would be granted. If a request to increase an airport’s maximum rates is not granted, our results of operations and financial condition could be adversely affected, and the value of Series B shares and ADSs could decline.
If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.
     Historically, we have set the prices we charge for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year. For example, in 2006, our revenues subject to maximum rate regulation represented approximately 90.2% of the amounts we were entitled to earn under the maximum rates for all of our airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect substantially all of the revenue we are entitled to earn from services subject to price regulation.
     The specific prices we charge for aeronautical services are determined based on various factors, including projections of passenger traffic volumes, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar. These variables are outside of our control. Our projections could differ from the applicable actual data, and, if these differences occur at the end of any year, they could cause us to exceed the maximum rate at any one or more of ours airports during that year.
     If we exceed the maximum rate at any airport at the end of any year, the Ministry of Communications and Transportation may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for violations of certain terms of a concession, including for exceeding an airport’s maximum rate, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times. In the event that any one of our concessions is terminated, our other concessions may also be terminated.
The Mexican government may terminate or reacquire our concessions under various circumstances, some of which are beyond our control.
     Our concessions are our principal assets, and we would be unable to continue operations without them. A concession may be revoked by the Mexican government for certain prescribed reasons, including failure to comply with our master development programs, a temporary or permanent halt in our operations, actions affecting the operations of other concession holders in Mexico, failure to pay damages resulting from our operations, exceeding our maximum rates or failure to comply with any other material term of our concessions. Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in revocation of a concession only if sanctions have been imposed for violation of the relevant term at least three times. Violations of other terms of a concession can result in the immediate termination of the concession. Our concessions may also be terminated upon our bankruptcy or insolvency. In the event that any one of our concessions is terminated, our other concessions may also be terminated. For a discussion of events that may lead to a termination of a concession, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.”
     We would face similar sanctions for violations of the Mexican Airport Law or its regulations. Under applicable Mexican law and the terms of our concessions, our concessions may also be made subject to additional conditions, including under our renewed master development programs, which we may be unable to meet. Failure to meet these conditions may also result in fines, other sanctions and the termination of the concessions.
     The Mexican government may also terminate one or more of our concessions at any time through reversion, if, in accordance with applicable Mexican law, it determines that it is in the public interest to do so. The Mexican government may also assume the operation of any airport in the event of war, public disturbance or a threat to national security. In addition, in the case of a force majeure event, the Mexican government may require us to implement certain changes in our operations. In the event of a reversion of the public domain assets that are the subject of our concessions, the Mexican government under Mexican law is required to compensate us for the value of the concessions or added costs based on the results of an audit performed by appraisers or, in the case of a mandated change in our operations, the cost of that change. Similarly, in the event of an assumption of our operations, other than in the event of war, the government is required to compensate us and any other affected parties for any resulting damages. There can be no assurance that we would receive compensation equivalent to the value of our investment in or any additional damages related to our concessions and related assets in the event of such action.
     In the event that any one of our concessions is terminated, whether through revocation or otherwise, our other concessions may also be terminated. Thus, the loss of any concession would have a material adverse effect on our business and results of operations.
The Mexican government could grant new concessions that compete with our airports.
     The Mexican government could grant additional concessions to operate existing government-managed airports or authorize the construction of new airports, which could compete directly with our airports. In the future, we also may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession. Historically, Aeropuerto del Norte has been used solely for general aviation flights. Recently, the state of Nuevo Leon has approached the Ministry of Communications and Transportation to discuss the possibility of amending Aeropuerto del Norte’s concession to allow it to serve commercial aviation flights. We understand that Aeropuerto del Norte is not capable of accommodating commercial traffic with its current infrastructure. To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession. However, there can be no assurance that the Ministry of Communications and Transportation will not authorize such an amendment and that commercial aviation flights will not operate from Aeropuerto del Norte in the future.
     Any competition from other such airports could have a material adverse effect on our business and results of operations. Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, we cannot assure that we would participate in such process, or that we would be successful if we were to participate. Please see “Item 4. Information on the Company—Regulatory Framework—Grants of New Concessions” below.
Risks Related to Our Operations
Our revenues are highly dependent on levels of air traffic, which depend in part on factors beyond our control.
     Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico and the United States, the political situation in Mexico and elsewhere in the world, the attractiveness of our airports relative to that of other competing airports, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry. Any decreases in air traffic to or from our airports as a result of factors such as these could adversely affect our business, results of operations, prospects and financial condition.
Terrorist attacks have had a severe impact on the international air travel industry and have adversely affected our business and may continue to do so in the future.
     As with all airport operators, we are subject to the threat of terrorist attacks. The terrorist attacks on the United States on September 11, 2001 had a severe adverse impact on the air travel industry, particularly on U.S. carriers and on carriers operating international service to and from the United States. Airline traffic in the United States fell precipitously after the attacks. Our terminal passenger volumes declined 5.8% in 2002 as compared to 2001. In the event of a terrorist attack involving one of our airports directly, airport operations would be disrupted or suspended during the time necessary to conduct rescue operations, investigate the incident and repair or rebuild damaged or destroyed facilities, and our future insurance premiums would likely increase. In addition, our insurance policies do not cover all losses and liabilities resulting from terrorism. Any future terrorist’s attacks, whether or not involving aircraft, will likely adversely affect our business, results of operations, prospects and financial condition.
     Because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at our airports due to increased passenger screening and slower security checkpoints and increase our operating costs, which would have an adverse effect on our results of operations.
International events could have a negative impact on international air travel.
     Historically, a substantial majority of our revenues have been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us. In 2004, 2005 and 2006, passenger charges represented 56.0%, 56.6% and 59.4%, respectively, of our total revenues. Events such as the war in Iraq and public health crises such as the Severe Acute Respiratory Syndrome, or SARS, crisis have negatively affected the frequency and pattern of air travel worldwide. Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as SARS or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.
Increases in international petroleum prices could reduce demand for air travel.
     International prices of fuel, which represent a significant cost for airlines using our airports, have increased in recent years and may be subject to further increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of petroleum, voluntary or otherwise, by oil-producing countries. Such increases in airlines’ costs have resulted in higher airline ticket prices and may decrease demand for air travel, thereby having an adverse effect on our revenues and results of operations.
Our revenues and profitability may not increase if we fail in our business strategy.
     Our ability to increase revenue and profitability will depend in part on our business strategy, which consists of increasing passenger and cargo traffic at our airports and increasing revenue from commercial activities.
     Our ability to increase commercial revenue is, among other factors, significantly dependent upon increasing passenger traffic at our airports. We cannot assure investors that we will be successful in implementing our strategy of increasing our passenger traffic or revenues from commercial activities. The passenger traffic volume in our airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve. Accordingly, there can be no assurance that the passenger traffic volume in our airports will increase.
Competition from other tourist destinations could adversely affect our business.
     The principal factor affecting our results of operations and business is the number of passengers using our airports. The number of passengers using our airports (particularly our Acapulco, Mazatlán and Zihuatanejo airports) may vary as a result of factors beyond our control, including the level of tourism in Mexico. In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Cancún, Puerto Vallarta and Los Cabos, or elsewhere, such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America. The attractiveness of the destinations we serve are also likely to be affected by perceptions of travelers as to the safety and political and social stability of Mexico. There can be no assurance that tourism levels, and therefore the number of passengers using our airports, in the future will match or exceed current levels, which could have a direct and indirect impact on our aeronautical and non-aeronautical revenues.
Our business is highly dependent upon revenues from four of our airports and could be adversely impacted by any condition affecting those airports.
     In 2006, approximately 67.2% of our revenues were generated from four of our 13 airports. In particular, the Monterrey International Airport generates the most significant portion of our revenues. The following table lists the percentage of total revenues generated at our airports for the periods indicated:

	For year ended	For year ended
	December 31,	December 31,
Airport	2005	2006
Monterrey International Airport	43.5%	44.2%
Acapulco International Airport	8.6	8.6
Mazatlán International Airport	8.2	7.6
Culiacán International Airport	6.9	6.8
Nine other airports	32.8	32.8

Total	100.0%	100.0%

     As a result of the substantial contribution to our revenues from these four airports, any event or condition affecting these principal airports could have a material adverse effect on our business, results of operations, prospects and financial condition.
If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.
     Although we believe we currently maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 59% of our total employees as of December 31, 2006), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.
Our operations may be affected by union activities.
     Our unionized employees (which accounted for 59% of our total employees as of December 31, 2006) are represented by a national union of airport workers that operates throughout Mexico. To the extent that any unionized airport workers throughout the country successfully negotiate different employment terms than those we offer at our airports, our operations could be adversely affected by union activities, including organized strikes or other work stoppages. In addition, we could be required to increase our labor expenses to match the terms agreed by the union with other Mexican airport operations.
The loss of or suspension of operations of one or more of our key customers could result in a loss of a significant amount of our revenues.
     Of the total revenues generated at our airports in 2006, Aeroméxico and its affiliates accounted for 16.9%, Mexicana and its affiliates accounted for 10.3% and Aviacsa and its affiliates represented 9.6%. Through December 2005, Aeroméxico, Mexicana and their respective affiliates were owned by Cintra, a Mexican holding company controlled by the Mexican government. In December 2005, Cintra sold its interest in Mexicana and its affiliates to Grupo Posadas, S.A. de C.V. Subsequent to this sale, Cintra was renamed Consorcio Aeroméxico, S.A. de C.V., or Consorcio Aeroméxico. None of our contracts with our airline customers obligate them to continue providing service to our airports, and we can offer no assurance that, if any of our key customers reduced their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers. In addition, the Mexican Government, through Nacional Financiera, S.N.C., or NAFIN (a Mexican national credit institution and development bank owned and controlled by the Mexican Government), and IPAB (Instituto para la Protección al Ahorro Bancario) has announced publicly that it intends to sell all or a portion of its remaining ownership interest in Aeroméxico and its affiliates, and we can offer no assurance that these airlines, operating independently of Consorcio Aeroméxico, would continue to use any or all of our airports. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.
     In April 2006, Mexican regulatory authorities suspended the operations of Aerocalifornia, S.A. de C.V. or Aerocalifornia, which accounted for approximately 7.1% of our revenues in 2005, due to safety concerns relating to the carrier’s fleet of aircraft. Although Aerocalifornia resumed limited operations in August 2006, it accounted for only 2.6% of our revenues in 2006 as a result of such suspension. On March 26, 2007, the Mexican regulatory authorities announced an immediate suspension of Líneas Aéreas Azteca S.A. de C.V. or Azteca, which accounted for approximately 3.6% of our revenues in 2006, due to safety concerns and financial problems. We cannot guarantee whether or not Azteca will resume operations at the end of such suspension period or whether the suspension will have a material effect on our results from operations for 2007. Any similar suspension affecting our principal airline customers could have a material adverse effect on our results of operations.
Revenues from passenger charges are not secured, and we may not be able to collect amounts invoiced in the event of the insolvency of one of our principal airline customers.
     In recent years, many airlines have reported substantial losses. Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral. Thus, in the event of the insolvency of any of these airlines, we would not be assured of collecting any amounts invoiced to that airline in respect of passenger charges.
The principal domestic airlines operating at our airports have in the past refused to pay certain increases in our specific prices for regulated aeronautical services and could refuse to pay additional increases in the future.
     From January 2002 to November 2002, several domestic airlines operating at our 13 airports—Aeroméxico, Mexicana, Aeromar and Aerolitoral—refused to pay certain increases in our airport service charges. As of December 2002, the amount of invoiced fees subject to dispute was Ps.3.7 million. As part of this dispute, these airlines brought proceedings challenging the privatization of the Mexican airport sector and the methodology for calculating the maximum rate system applicable under the privatization of all of the airport groups in Mexico.
     Subsequently, we entered into an agreement with the National Air Transportation Chamber of Commerce (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation pursuant to which we settled existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines. Under the agreement, the National Air Transportation Chamber of Commerce agreed to cause our principal airline customers to enter into (a) contracts governing charges for certain aeronautical services and (b) lease contracts for property used by the airlines. Although our agreement with the National Air Transportation Chamber of Commerce expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until October 31, 2006, at which time we entered into a new agreement with the National Air Transportation Chamber of Commerce that offers incentives, including discounts, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports.
     Although passenger traffic volume (and therefore overall revenue) may increase, these incentives and discounts could reduce our aeronautical revenues per terminal passenger in the future. In addition, should any of our principal airline customers refuse to continue to make payment to us, or should they refuse to pay increases in our charges for aeronautical services in future years, our results of operations could be adversely impacted by decreased cash flows from operations.
The operations of our airports may be affected by the actions of third parties, which are beyond our control.
     As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities and airlines. We also depend upon the Mexican government or entities of the government for provision of services, such as electricity, supply of fuel to aircraft, air traffic control and immigration and customs services for our international passengers. We are not responsible for and cannot control the services provided by these parties. Any disruption in, or adverse consequence resulting from, their services, including a work stoppage or other similar event, may have a material adverse effect on the operation of our airports and on our results of operations.

     In addition, we depend on third-party providers of certain complementary services such as catering and baggage handling. For example, Grupo Aeroméxico and Grupo Mexicana together control Servicios de Apoyo en Tierra, or SEAT, pursuant to a joint venture. Consorcio Aeroméxico, which owns Grupo Aeroméxico and, until recently, owned Grupo Mexicana, has announced publicly that it intends to sell its remaining ownership interest in SEAT separately from the proposed sale of its ownership interest in Grupo Aeroméxico and its sale of Grupo Mexicana. SEAT is currently the largest provider of baggage and handling services at our airports. If these service providers, including SEAT, were to halt operations at any of our airports, we would be required to seek a new provider of these services or provide these services ourselves, either of which is likely to result in increased costs and have an adverse impact on our results of operations.
Actions by parties purporting to be former owners of land comprising a portion of the Ciudad Juárez International Airport could cause our concession to operate the airport to be invalid.
     Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government. As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$120 million. On May 18, 2005 a Mexican court ordered us to return the disputed land to the plaintiffs. An appellate court recently vacated the May 18, 2005 court order, nullified the underlying legal proceeding and dismissed the plaintiffs’ claim without prejudice. The appellate decision was based upon Mexican constitutional provisions and the terms of our concessions. On November 28, 2006, against the appellate court order, the plaintiffs filed a new appellate proceeding or juicio de amparo, which is pending resolution. In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of our concessions would require, our concession to operate the Ciudad Juárez International Airport would terminate. In 2006, the Ciudad Juárez International Airport represented 5.4% of our revenue. Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of our concessions the termination of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and that the Mexican federal government would be obligated to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that we would be so indemnified.
We may be liable for property taxes as a result of claims asserted against us by certain municipalities.
     Administrative law proceedings have been asserted against us by the municipalities of Chihuahua, Ciudad Juárez, Reynosa, Tampico, Mazatlán and Zihuatanejo for the payment of property taxes with respect to the real property on which we operate our airports in those cities. The claims in respect of the Chihuahua and Ciudad Juárez airports have been dismissed, although we expects the municipalities of Chihuahua and Ciudad Juárez to assert amended claims. The total amount of the property-tax claims outstanding, as recently updated to reflect additional amounts claimed since the proceedings were first asserted, in each of Reynosa, Tampico, Mazatlan and Zihuatanejo are Ps.59.5 million, Ps.1.02 million, Ps.2.5 million and Ps.10.2 million, respectively, although any of these amounts could increase if the underlying claims are not resolved in our favor. Moreover, other municipalities where we operate our airports could assert similar claims.
     We do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations; because, should a court determine that these taxes must be paid in response to any future proceedings, we believe that only the owner of the land should be responsible for paying these taxes directly, and the obligation to pay these taxes is not otherwise contemplated in the terms of our concessions. The Mexican government has not acknowledged any obligation to pay such taxes, however, and changes to the Mexican Constitution and other applicable laws could render us liable to municipalities for property taxes in the future. We cannot predict the amount of any such future tax liabilities or the criteria that would be used to determine them. If such changes were to take effect, and any amounts owed were substantial, these tax liabilities could have a materially adverse effect on our financial condition or results of operations. If we believe that there is a substantial likelihood of an adverse result in a pending case, we will establish reserves to meet such liabilities consistent with Mexican FRS.
     Other Mexican airport operators contesting the assessment of similar property tax claims have been required to post surety bonds in connection with their challenge of those assessments. If we are required to post similar surety bonds in the future, the terms of the surety bonds may restrict our ability to pay dividends or otherwise limit our flexibility.
Natural disasters could adversely affect our business.
     From time to time, the Northern and Central regions of Mexico experience torrential rains and hurricanes (particularly during the months of July through September), as well as earthquakes. The most recent natural event to affect our airports was Hurricane Emily in July 2005, which resulted in the cancellation of several flights to and from the Monterrey International Airport and minor damage to the Reynosa and Tampico International Airports. In addition, the Acapulco International Airport is susceptible to occasional flooding due to torrential rainfall. Natural disasters may impede operations, damage infrastructure necessary to our operations or adversely affect the destinations served by its airports. Any of these events could reduce our passenger and cargo traffic volume. The occurrence of natural disasters in the destinations we serve could adversely affect our business, results of operations, prospects and financial condition. We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption. Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on any of our insurance policies.
Our operations are at greater risk of disruption due to the dependence of several of our airports on a single commercial runway.
     As is the case with many other domestic and international airports around the world, several of our airports, including the Mazatlán and Zihuatanejo International Airports, have only one commercial aviation runway. While we seek to keep our runways in good working owrder and to conduct scheduled maintenance during off peak hours, we cannot assure investors that the operation of our runways will not be disrupted due to required maintenance or repairs. In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control. The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.
We are exposed to risk related to construction projects.
     The building requirements under our master development programs could encounter delays or cause us to exceed our budgeted costs for such projects, which could limit our ability to expand capacity at our airports, increase our operating or capital expenses and could adversely affect our business, results of operations, prospects and financial condition. Such delays or budgetary overruns also could limit our ability to comply with our master development programs.

We are exposed to certain risks inherently associated with the rental of real property.
     We are exposed to risks generally associated with ownership of properties rented to third parties, such as a decline in rental market demand, occupancy rates or rent levels, non-payment by tenants or a weakening of the real estate market. Moreover, our real estate assets are located on or adjacent to our airports and serve a particular sector of the rental market, thus exposing us to fluctuations in this specific market. Any of these risks could adversely affect the profitability of our real estate development activities and, consequently, our business results of operations, prospects and financial position.
We are exposed to the risk of non-performance by our subcontractors.
     We subcontract certain services (including security and surveillance services, ramp handling and baggage handling services and checked baggage services) necessary to conduct our operations. In the event that our subcontractors fail to perform their obligations under our agreements, we could incur extra costs in providing replacements and could be exposed to liability for operations that we may have to provide directly, which could adversely affect our results of operations.
We are exposed to risks inherent to the operation of airports.
     We are obligated to protect the public at our airports and to reduce the risk of accidents at its airports. As with any company dealing with members of the public, we must implement certain measures for the protection of the public, such as fire safety in public spaces, design and maintenance of car parking facilities and access routes to meet road safety rules. We are also obligated to take certain measures related to aviation activities, such as maintenance, management and supervision of aviation facilities, rescue and fire-fighting services for aircraft, measurement of runway friction coefficients, flood control at the Acapulco International Airport and measures to control the threat from birds and other wildlife on airport sites. These obligations may require us to incur additional costs and could increase our exposure to liability to third parties for personal injury or property damage resulting from our operations.
Our insurance policies may not provide sufficient coverage against all liabilities.
     While we seek to insure all reasonable risks, we can offer no assurance that our insurance policies would cover all of our liabilities in the event of an accident, terrorist attack or other incident. The markets for airport insurance and construction insurance are limited, and a change in coverage policy by the insurance companies involved could reduce our ability to obtain and maintain adequate or cost-effective coverage. A certain number of our assets cannot, by their nature, be covered by property insurance (notably aircraft movement areas, and certain civil engineering works and infrastructure). In addition, we do not currently carry business interruption insurance.
Our ability to expand certain of our airports and to comply with applicable safety guidelines could be limited by difficulties we encounter in acquiring additional land on which to operate our airports.
     Certain guidelines established by the International Civil Aviation Organization require the maintenance of a perimeter surrounding the land used for airport operations. At several of our airports, we do not control portions of the land within the required perimeters. If portions of such land adjacent to certain of its airports are developed by third parties in a manner that encroaches on the required perimeters, our ability to comply with applicable guidelines of the International Civil Aviation Organization or to expand our airport operations could be adversely affected.

Changes in Mexican environmental regulations could limit the growth of certain of our airports.
     Several of our airports, such as the Ciudad Juárez, Tampico and Torreón International Airports, are located in densely populated urban areas, which are subject to more restrictive environmental regulations than less populated areas of Mexico. Should environmental regulators adopt a more restrictive regulatory framework in any of these areas (such as limitations on noise pollution), our ability to expand these airports to meet growth in demand could be limited, which could adversely affect our results of operations. Furthermore, compliance with future environmental regulations may require us to incur additional costs in order to bring our airports into compliance, and if we fail to comply with current or future environmental regulations, we may be subject to fines and other sanctions.
We are liable under Mexican Law for inspection of passengers and their carry-on luggage.
     Under Mexican Airport Law (Ley de Aeropuertos) we are currently responsible for inspecting passengers and their carry-on luggage before they board aircraft. Under Mexican law, we may be liable to third parties for personal injury or property damage resulting from the performance of such inspection. In addition, we may be required to adopt additional security measures in the future or undertake capital expenditures if security measures for carry-on luggage are required to be enhanced, which could increase our liability or adversely affect our operating results.
We may be subject to potential liability for screening checked baggage.
     The International Civil Aviation Organization recently established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives. Although the Mexican federal government has yet to adopt the new baggage screening guidelines into the Mexican Civil Aviation Law (Ley de Aviación Civil), we expect that Mexican law will require airlines to comply with these guidelines in the near future. We are currently negotiating with our principal airline customers to enter into service agreements pursuant to which we expect to agree to purchase, install and operate new screening equipment and implement other security measures to facilitate our airline customers’ compliance with the new baggage screening guidelines. Until we agree on the contractual terms with the airlines and the new screening equipment becomes operational, checked baggage will continue to be screened by hand by each airline in order to comply with the new screening guidelines. In some countries, such as the United States of America, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage. Under Mexican law, however, airlines are responsible for screening checked baggage. Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the new equipment could increase our exposure to liability as a result of our involvement in the screening process. In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus subject to potential liability, if Mexican law changes in the future.
Enforcing civil liabilities against us or our directors, officers and controlling persons may be difficult.
     We are organized under the laws of Mexico, and all of our directors, officers and controlling persons reside in Mexico. In addition, a substantial portion of our assets and the assets of our directors, officers and controlling persons are located in Mexico. As a result, it may be difficult for investors to effect service of process on such persons within the United States or elsewhere outside of Mexico or to enforce judgments against us or our directors, officers and controlling persons, including in any action based on civil liabilities under U.S. federal securities laws. There is doubt as to the enforceability in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts or other courts outside of Mexico, of liabilities based solely on U.S. federal securities laws.

Risks Related to Our Stockholders
Aeroinvest and SETA control our management, and their interests may differ from those of other stockholders.
Aeroinvest, S.A. de C.V. (Aeroinvest) is the beneficial owner of 48.48% of our capital stock. Aeroinvest directly owns Series B shares representing 36.04% of our outstanding capital stock and Series A shares of SETA representing 74.5% of its capital stock. SETA in turn owns Series BB shares and Series B shares that collectively represent 16.7% of our capital stock. Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to the board of directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, our chief operating officer and our commercial director and to elect three members of our board of directors. SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our stockholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management). Additionally, most matters voted on by our board of directors require the affirmative vote of the directors appointed by our Series BB shareholders. In the event of the termination of the Technical Assistance Agreement, the Series BB shares would be converted into Series B shares, resulting in the termination of all of SETA’s special rights. If at any time before June 14, 2015 SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but its other special rights would be unaffected). If at any time after June 14, 2015 SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights. As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, whether before or after June 14, 2015, all of its special rights will remain in place. Pursuant to our bylaws, the Technical Assistance Agreement, the Participation Agreement and the Bancomext Trust, SETA is required to retain at least 51% of its Series BB shares until June 14, 2007, after which it is entitled to transfer up to one eighth of such 51% during each year thereafter. The rights and obligations of SETA in our management are explained in “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.”

So long as the technical assistance agreement remains in effect and SETA continues to hold any Series BB shares, SETA also has the obligation to appoint and nominate the same directors and officers that it currently is entitled to appoint under our bylaws. The technical assistance agreement sets forth certain qualifications that members of our management appointed by SETA must have. The technical assistance agreement will remain in effect until June 14, 2015, after which it will be automatically extended for successive five-year periods unless any party thereto elects otherwise.
SETA’s continuing veto rights as holder of at least 7.65% of our capital stock in the form of Series BB shares, and its right to nominate and appoint certain directors and officers as holder of Series BB shares until June 14, 2015, will continue for so long as it owns at least one Series BB share and the technical assistance agreement remains in effect, could adversely impact our operations and constitute an obstacle for us to bring in a new strategic stockholder and/or operator. Through the right to nominate, appoint and remove certain members of our senior management, SETA directs the actions of our management in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses.
In addition to these special rights of SETA, Aeroinvest is entitled under Mexican law to elect one director to our board for each 10% of our capital stock that it owns. Thus, Aeroinvest’s ownership of 36.04% of our capital stock entitles it to elect three members of our board of directors. SETA and Aeroinvest are each subsidiaries of Empresas ICA.
The interests of SETA and Aeroinvest may differ from those of our other stockholders and be contrary to the preferences and expectations of our other stockholders and we can offer no assurance that SETA and Aeroinvest and the officers nominated or appointed by SETA and Aeroinvest would exercise their rights in ways that favor the interests of our other stockholders.
If SETA or Aeroinvest, our principal stockholders, should sell or otherwise transfer all or a portion of their remaining interests in us, our operations could be adversely affected.
SETA and Aeroinvest currently exercise a substantial influence over our management, as described above. Our bylaws and certain of the agreements executed in connection with the privatization process provide that SETA is required to retain at least 51% of its Series BB shares until June 14, 2007, after which it is entitled to transfer up to one eighth of such 51% during each year thereafter. SETA, as holder of the Series BB shares, is entitled to present to the board of directors the name or names of the candidates for appointment as our chief executive officer and to appoint and remove half of our executive officers, which currently includes our chief financial officer, our chief operating officer and our commercial director, and to elect three of our board members. Elimination of these rights from our bylaws would require the consent of SETA for so long as it owns Series BB shares representing at least 7.65% of our capital stock. Should SETA fall below this threshold, our management could change significantly and our operations could be adversely affected as a result. In the event of termination of the technical assistance agreement, SETA would cease to have the special rights of the Series BB shares, which may adversely affect and disrupt our operations.
In addition, in December 2005, our parent company Aeroinvest entered into certain credit facilities to finance Aeroinvest’s acquisition from the Mexican government of the Series B shares currently representing 35.3% of our capital stock and to finance an additional loan to SETA for SETA’s exercise of the option to acquire 2% of our Series B shares. These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007. Aeroinvest subsequently purchased additional Series B shares representing 0.74% of our capital stock in connection with our initial public offering in November 2006. Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007. If Aeroinvest were to default on its obligations under the refinancing agreements, Aeroinvest could lose its ability to vote its shares of our capital stock as well as its shares of SETA, and trustee could in certain circumstances foreclose on the Series B shares and is SETA shares held in trust. The terms of the refinancing documents are described in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.” If Aeroinvest were to sell its Series B shares or lose its ability to vote its Series B shares, SETA and Aeroinvest may no longer control us, which could adversely affect our operations and result in a decrease in the price of our Series B shares and ADSs.
Our ability to make certain business decisions could be limited if Aeroinvest defaults on certain obligations under its refinancing facility.
     As mentioned above, Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007. In connection therewith, Aeroinvest has assigned its economic interests (including its right to receive dividends) in its Series B Shares representing 36.04% of our capital stock as well as 74.5% of the Series A shares of SETA. Under the refinancing agreements, Aeroinvest is required to cause OMA to comply with numerous covenants, which include certain restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change our business or make investments or capital expenditures outside of the master development plans. In addition, Aeroinvest is required to cause us to distribute all of our available cash, subject to certain limitations, as quarterly dividends in accordance with our dividend policy, and is required to restrict us from making certain changes to the divided policy. If we do not distribute a minimum required amount of dividends on each dividend payment date, Aeroinvest will be in default under the refinancing documents. If Aeroinvest defaults on its obligations under the refinancing documents, we would be further restricted in our ability create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change our business or make investments or capital expenditures outside of the master development plans, which could restrict our flexibility to capitalize on business opportunities or otherwise adversely affect our business and results of operations. In addition, Aeroinvest could lose its ability to vote its shares of our capital stock as well as its shares of SETA, and trustee could in certain circumstances foreclose on the Series B shares and is SETA shares held in trust. The terms of the refinancing documents are described in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”
Risks Related to Mexico
Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico will adversely affect our business and results of operations.
     Domestic terminal passengers in recent years have represented approximately 76% of the passenger traffic volume in our airports. In addition, all of our assets are located, and all of our operations are conducted, in Mexico. Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in Mexico. As a result, our business, financial condition and results of operations could be adversely affected by the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico, or by political, social and economic developments in Mexico.
     Mexico has, particularly from 1982 to 1987, from December 1994 through 1995 and in 1998, experienced adverse economic conditions, including slow or negative economic growth and high levels of inflation. In addition, the economic crises in Asia and Russia and the financial turmoil in Argentina, Brazil, Venezuela and elsewhere produced greater volatility in the international financial markets, which further slowed Mexico’s economic growth.

     Mexico’s GDP grew by 4.4% in 2004, 3.0% in 2005 and 4.8% in 2006. The annual rate of inflation, as measured by changes in the NCPI, was 5.2% for 2004, 3.3% for 2005 and 4.1% in 2006. Average interest rates on 28-day Mexican government treasury securities were 6.8% in 2004, 9.2% in 2005 and 7.2% in 2006.
     If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, results of operations, prospects and financial condition could suffer material adverse consequences because, among other things, demand for transportation services may decrease. We cannot assure you that similar events may not occur, or that any recurrence of these or similar events will not adversely affect our business, results of operations, prospects and financial condition.
Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and our financial condition.
     Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume. Any future depreciation of the peso could reduce our domestic passenger traffic volume, which may have a material adverse effect on our results of operations.
     As of December 31, 2006, we had no significant indebtedness. Although we currently intend to fund the investments required by our business strategy through cash flow from operations, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.
     Severe devaluation or depreciation of the peso may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies.
Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.
     The Mexican government has in recent years implemented changes to the tax laws applicable to Mexican companies, including OMA. The terms of our concessions do not exempt us from any changes to the Mexican tax laws. Should the Mexican government implement changes to the tax laws that result in our having significantly higher income or asset tax liability, we will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations. In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations.
Developments in other countries may affect us.
     The market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In past years, prices of both Mexican debt and equity securities have been adversely affected by the sharp drop in Asian securities markets and the economic crises in Russia, Brazil, Argentina and Venezuela.

     In addition, in recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, adverse economic conditions in the United States could have a significant adverse effect on the Mexican economy. There can be no assurance that the market value of our securities will not be adversely affected by events elsewhere.
Our business could be adversely affected by a downturn in the U.S. economy.
     In 2006, 11.7% of the terminal passengers served by our airports arrived and departed on international flights, with the United States being the principal international destination and point of origin. As is the case with other Mexican companies, our business is dependent on the condition of the U.S. economy, and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. Events and conditions negatively affecting the U.S. economy will likely have a material adverse effect on our business, results of operations, prospects and financial condition.
     We cannot predict what effect any future terrorist attacks or threatened attacks on the United States or any retaliatory measures taken by the United States in response to these events may have on the U.S. economy. An economic downturn in the United States may negatively affect our results of operations and a prolonged economic crisis in the United States will likely have a material adverse effect on our results of operations.
Minority shareholders may be less able to enforce their rights against us, our directors, or our controlling shareholders in Mexico.
     Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States. For example, because provisions concerning fiduciary duties of directors have only recently been incorporated into the new Mexican Securities Market Law, it may be difficult for minority shareholders to bring an action against directors for breach of this duty and achieve the same results as in most jurisdictions in the United States. The grounds for shareholder derivative actions under Mexican law are extremely limited, which effectively bars most of these kinds of suits in Mexico. Procedures for class action lawsuits do not exist under applicable Mexican law. Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors, or our controlling shareholders than it would be for minority shareholders of a U.S. company.
We are subject to different corporate disclosure and accounting standards than U.S. companies.
     A principal objective of the securities laws of the United States is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about U.S. issuers of listed securities. In addition, we prepare our consolidated financial statements in accordance with Mexican FRS, which differ from U.S. GAAP in a number of respects. For example, we must incorporate the effects of inflation directly in their accounting records and published consolidated financial statements. While we are required to reconcile our net income and stockholders’ equity to those amounts that would be derived under U.S. GAAP in our annual financial statements, the effects of inflation accounting under Mexican FRS are not eliminated in such reconciliation in our annual financial statements. For this and other reasons, the presentation of Mexican FRS consolidated financial statements and reported earnings may differ from that of U.S. companies in this and other important respects. Please see Note 19 to our financial statements.

FORWARD-LOOKING STATEMENTS
     This Form 20-F contains forward-looking statements. We may from time to time make forward-looking statements in our annual and periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:
•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

•	statements of our plans, objectives or goals,

•	statements about our future economic performance or that of Mexico, and

•	statements of assumptions underlying such statements.
     Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
     Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed above under “Risk Factors,” include material changes in the performance or terms of our concessions, developments in legal proceedings, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.
     Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.
Item 4. Information on the Company
HISTORY AND DEVELOPMENT OF THE COMPANY
     Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., which we refer to by the acronym OMA, is a corporation (sociedad anonima bursatil de capital variable) organized under the laws of Mexico. We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private investment. The duration of our corporate existence is indefinite. We are a holding company and conduct substantially all of our operations through our subsidiaries. The terms “OMA”, “we” and “our” in this annual report refer to Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. together with its subsidiaries, and to properties and assets that we own or operate, unless otherwise specified. Our registered office is located at Aeropuerto Internacional de Monterrey, Zona de Carga, Carretera Miguel Alemán, Km. 24 s/n, 66600 Apodaca, Nuevo León, Mexico, telephone +52.81.8625.4300. Our U.S. agent is Puglisi & Associates. Our U.S. agent’s address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Investment by Servicios de Tecnología Aeroportuaria, S.A. de C.V. and its Affiliates
     In 2000, as part of the first stage of our privatization, the Mexican government sold Series BB shares currently representing 14.7% of our capital stock to Servicios de Tecnología Aeroportuaria, S.A. de C.V., or SETA (formerly Operadora Mexicana de Aeropuertos, S.A. de C.V.), in a public bidding process. Pursuant to this transaction, SETA paid the Mexican government a total of Ps. 864,055,578 (nominal pesos, excluding interest) (U.S. $76 million based on the exchange rate in effect on the date of SETA’s bid) in exchange for:
•	all of our Series BB shares, which currently represent 14.7% of our outstanding capital stock;

•	an option to acquire from the Mexican government shares currently representing 35.3% of our capital stock (which subsequently was assigned to and exercised by Aeroinvest, S.A. de C.V., a principal shareholder of SETA);

•	an option to subscribe for up to 3% of newly issued Series B shares (1% of which expired unexercised on June 14, 2005 and 2% of which was subscribed for in September 2006); and

•	the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including SETA), a 15-year technical assistance agreement setting forth SETA’s right and obligation to provide technical assistance to us in exchange for an annual fee, and a shareholders’ agreement under terms established during the public bidding process. These agreements are described in greater detail under “Item 7. Principal Stockholders and Selling Stockholder” and “Related Party Transactions.”
     SETA’s current stockholders are:
•	Aeroinvest, S.A. de C.V., which owns 74.5% of SETA. Aeroinvest is a wholly owned subsidiary of Empresas ICA, S.A.B. de C.V. Aeroinvest also directly owns 36.04% of our Series B shares as a result of its exercise of an option to acquire these shares from the Mexican government and its subsequent purchase of additional Series B shares representing 0.74% of our capital stock. Aeroinvest’s Series B shares were acquired in December 2005 from the Mexican government at an aggregate cost of U.S. $203.3 million (determined based on an initial price per share of U.S. $1.28 plus an annual 5% premium, subject to decreases corresponding to dividends declared and paid by us). Empresas ICA, the parent of Aeroinvest, is the largest engineering, construction and procurement company in Mexico. Empresas ICA’s principal lines of business are construction and engineering, housing and infrastructure operations, including the operation of airports (through SETA), toll roads and municipal services. Empresas ICA is listed on the Mexican Stock Exchange and the New York Stock Exchange. Through Aeroinvest, Empresas ICA controls a majority of our capital stock.

•	Aéroports de Paris Management, S.A., which owns 25.5% of SETA. Aéroports de Paris Management is a wholly owned subsidiary of Aéroports de Paris, S.A., a French company recognized as a leading European airport group. For more than 40 years, Aéroports de Paris has operated the Charles de Gaulle and Orly airports in France, which processed 82.5 million passengers in 2006. Aéroports de Paris is listed on the Eurolist Market of Euronext Paris S.A.
     In December 2005, our parent company Aeroinvest entered into certain credit facilities to finance Aeroinvest’s acquisition from the Mexican government of the Series B shares currently representing 35.3% of our capital stock and to finance an additional loan to SETA for SETA’s exercise of the option to acquire 2% of our Series B shares. These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007. Aeroinvest subsequently purchased additional Series B shares representing 0.74% of our capital stock. Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007. In connection with the Merrill Lynch refinancing, Aeroinvest has assigned its economic interests (including its right to receive dividends) with respect to its Series B shares representing 36.04% of our capital stock as well as 74.5% of the Series A shares of SETA. The terms of the refinancing documents are described in “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” In addition, Aeroinvest and SETA have entered into an agreement with Nacional Financiera, S.N.C., or NAFIN, a Mexican national credit institution and development bank owned and controlled by the Mexican Government, pursuant to which Aeroinvest has agreed, if certain conditions to be agreed by the parties are met, on or after December 2010, to either (i) sell the Series B shares it owns representing 36.04% of our capital stock or (ii) deposit such Series B shares in a voting trust. The terms of this obligation are described more fully under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
     Under the technical assistance agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2006 amounted to approximately Ps. 47.7 million. This agreement is more fully described in “Item 7. Related Party Transactions.”
Initial Public Offering
     On November 29, 2006, a Mexican trust established by NAFIN, or the NAFIN Trust, acting pursuant to the instructions of the Mexican Ministry of Communications and Transportation, sold 48.02% of our outstanding capital stock through a global public offering of shares in the form of American Despositary Shares, or ADSs, and Series B shares, concurrently in the United States and Mexico. The net proceeds from the sale of the shares totaled approximately U.S.$432.2 million and were paid to the Mexican government.
Master Development Programs
     Every five years, we are required to submit to the Ministry of Communications and Transportation for approval a master development program for each of our concessions describing, among other matters, our traffic forecasts for the following 15 years, expansion, modernization and maintenance plans, and detailed investment plan for the following five years. Each master development program is required to be updated and resubmitted for approval to the Ministry of Communications and Transportation every five years. Upon such approval, the master development program is binding for the following five years and deemed to constitute part of the relevant concession. Any major construction, renovation or expansion of an airport generally may only be made pursuant to a concession holder’s master development program and upon approval by the Ministry of Communications and Transportation. In December 2005, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2006 to 2010 period. These five-year programs will be in effect from January 1, 2006 until December 31, 2010.

     The following tables set forth our historical committed investments and capital expenditures for the periods indicated. Our capital expenditures have historically exceeded our committed investments pursuant to our master development programs, primarily due to capital expenditures intended to complement the minimum amounts required under our master development programs or that are otherwise necessary to accommodate the growth of our business. In addition, our master development programs include some commitments that are expensed rather than capitalized; thus, not all of our committed investments will constitute capital expenditures.
Historical Committed Investments Under Master Development Programs

	Year ended December 31,
							Total
	2004		2005		2006(1)		2004-2006
	(thousands of pesos)
Acapulco	Ps.	23,269	Ps.	9,904	Ps.	91,409	Ps.	124,582
Ciudad Juárez		24,652		24,095		43,774		92,521
Culiacán		9,666		7,320		58,248		73,234
Chihuahua		27,825		30,686		67,450		125,961
Durango		7,047		6,902		16,191		30,140
Mazatlán		7,331		4,965		84,645		96,941
Monterrey		13,582		47,956		295,425		356,963
Reynosa		3,054		16,110		17,433		36,597
San Luis Potosí		4,918		5,574		23,537		34,029
Tampico		4,468		2,429		37,810		44,707
Torreón		46,851		36,973		16,407		100,231
Zacatecas		11,450		3,440		15,822		30,712
Zihuatanejo		605		41,953		68,304		110,862

Total	Ps.	178,679	Ps.	230,519	Ps.	836,454	Ps.	1,245,652

(1)	Amounts listed for 2006 include committed investments relating to the purchase, installation and operation of new baggage screening equipment, which are currently under discussion with the airlines that operate at our airports and the Mexican government. We expect to undertake these investments upon reaching an agreement with our principal airline customers and the Ministry of Communications and Transportation.
     The following table sets forth our historical capital expenditures, which reflect our actual expenditures (as compared to its committed investments, which are presented above) by airport for the periods indicated.
Historical Capital Expenditures by Airport

	Year ended December 31,
	2004		2005		2006
	(thousands of pesos)
Acapulco	Ps.	33,776	Ps.	13,127	Ps.	27,826
Ciudad Juárez		15,530		25,401		20,780
Culiacán		12,598		6,965		25,480
Chihuahua		24,952		27,112		50,359
Durango		7,290		7,456		9,307
Mazatlán		7,749		8,767		24,291
Monterrey		79,659		62,570		160,449
Reynosa		8,697		16,652		10,212
San Luis Potosí		2,705		38,501		15,439
Tampico		6,926		2,645		25,144
Torreón		43,061		37,943		21,274
Zacatecas		18,239		3,394		9,949
Zihuatanejo		4,101		28,929		21,952
Other		3,547		3,420		1,823

Total	Ps.	268,830	Ps.	282,882	Ps.	424,285

     The following table sets forth our historical capital expenditures by type of investment across all of our airports for the periods indicated:

	Year ended December 31,
	2004		2005		2006
	(thousands of pesos)
Terminals	Ps.	165,239	Ps.	96,651	Ps.	166,414
Runways and aprons		76,021		129,529		222,231
Machinery and equipment		17,319		49,104		25,520
Other		10,251		7,598		10,120

Total	Ps.	268,830	Ps.	282,882	Ps.	424,285

     Our capital expenditures from 2004 through 2006 were allocated to the following types of investments at the majority of our airports:
•	Terminals. We remodeled many of the terminals at our airports by expanding departure areas (concourses and lounges), baggage claim areas and arrival areas, by improving lighting systems, adding office space, adding taxi and other ground transportation waiting areas, and by increasing handicap services and remodeling restrooms.

•	Runways, access roads and aircraft parking. We improved our runways and access roads (including their lighting systems), expanded aircraft parking areas, and made improvements and renovations to the fences on the outlying areas of our properties subject to our concessions.

•	Machinery and equipment. We invested in machinery and equipment such as fire extinguishing vehicles, emergency back-up electricity generators, metal detectors and other security-related equipment, ambulances, moving walkways and public information systems.

•	Utility-related infrastructure. We installed sewage treatment plants and systems at several of our airports, improved drainage systems, and installed underground electric wiring systems at several of our airports.
     The following table sets forth our committed investments approved by the Ministry of Communications and Transportation for each airport for 2006 through 2010. We will be required to comply with the investment obligations under these programs on a year-by-year basis.

Committed Investments by Airport

	Year ended December 31,
											Total
	2006(1)		2007		2008		2009		2010		2006-2010
	(thousands of pesos)
Acapulco	Ps.	91,409	Ps.	39,720	Ps.	27,174	Ps.	12,673	Ps.	12,849	Ps.	183,826
Ciudad Juárez		43,774		32,738		19,211		16,652		10,428		122,803
Culiacán		58,248		12,839		7,251		19,363		2,073		99,773
Chihuahua		67,450		8,234		26,264		6,595		8,946		117,489
Durango		16,191		25,068		17,381		20,574		7,916		87,130
Mazatlán		84,645		24,491		8,749		16,276		1,927		136,088
Monterrey		295,425		233,368		224,481		72,340		20,512		846,125
Reynosa		17,433		17,104		9,816		8,051		1,503		53,908
San Luis Potosí		23,537		11,545		17,686		21,097		2,660		76,525
Tampico		37,810		20,427		10,665		13,395		3,858		86,154
Torreón		16,407		9,201		26,326		5,384		6,983		64,301
Zacatecas		15,822		12,092		3,875		20,950		6,689		59,427
Zihuatanejo		68,304		12,720		18,468		23,835		11,174		134,501

Total	Ps.	836,454	Ps.	459,548	Ps.	417,346	Ps.	257,184	Ps.	97,518	Ps.	2,068,050

(1)	Amounts listed for 2006 include committed investments relating to the purchase, installation and operation of new baggage screening equipment, which are currently under discussion with the airlines that operate at our airports and the Mexican government. We expect to undertake these investments upon reaching an agreement with our principal airline customers and the Ministry of Communications and Transportation.
     The following table sets forth our committed investments for 2006 through 2010 by type of investment:
Committed Investments by Type

	Year ended December 31,
											Total
	2006(1)		2007		2008		2009		2010		2006-2010
	(thousands of pesos)
Terminals	Ps.	102,142	Ps.	100,330	Ps.	201,965	Ps.	54,951	Ps.	13,665	Ps.	473,053
Runways and aprons		247,975		211,791		164,335		149,142		60,251		833,495
Machinery and equipment		62,250		76,295		42,164		47,208		23,603		251,520
Baggage screening system - investments		417,618		58,681		0		0		0		476,299
Other		6,468		12,450		8,881		5,882		0		33,682

Total	Ps.	836,454	Ps.	459,548	Ps.	417,346	Ps.	257,184	Ps.	97,518	Ps.	2,068,050

(1)	Amounts listed for 2006 include committed investments relating to the purchase, installation and operation of new baggage screening equipment, which are currently under discussion with the airlines that operate at our airports and the Mexican government. We expect to undertake these investments upon reaching an agreement with our principal airline customers and the Ministry of Communications and Transportation.
     For the year ended December 31, 2006, our capital expenditures totaled Ps.424 million. Our capital expenditures for 2006 were devoted primarily to our committed investments and secondarily to the construction of a new passenger terminal.
     We plan to fund our operations and capital expenditures in the short-term and long-term through cash flows from operations and debt. Our ability to incur debt may be restricted by the Merrill Lynch refinancing entered into by our parent company Aeroinvest. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Returns.
BUSINESS OVERVIEW
Our Operations
     Through our subsidiaries, we hold concessions to operate, maintain and develop 13 airports in Mexico, which are concentrated in the country’s central and northern regions. Each of our concessions has a term of 50 years beginning on November 1, 1998. The term of each of our concessions may be extended by the Ministry of Communications and Transportation under certain circumstances for up to 50 additional years. As operator of the 13 airports under our concessions, we charge fees to airlines, passengers and other users for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers.
     We operate 13 airports, which serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlán and Zihuatanejo), regional centers (Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas) and border cities (Ciudad Juárez and Reynosa). Our airports are located in nine of the 31 Mexican states, covering a territory of approximately 926,421 square kilometers (approximately 575,667 square miles), with a population of approximately 24 million according to the Mexican National Institute of Statistics, Geography and Computer Science (Instituto Nacional de Estadística, Geografía e Informática) and the Mexican National Population Council. All of our airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and to maintain customs and immigration services managed by the Mexican government, as well as refueling services.
     According to figures published by the Mexican Bureau of Civil Aviation, our commercial aviation passenger traffic accounted for approximately 16.0% of all arriving and departing commercial aviation passengers in Mexico in 2006.
     In 2006, we recorded revenues of Ps.1,626 million (U.S.$150.6 million) and net income of Ps.452 million (U.S.$41.9 million). In 2006 our airports handled approximately 11.8 million terminal passengers, an increase of 11.2% with respect to the 10.6 million terminal passengers in 2005.
     Our airports serve several major international routes, including Monterrey-Houston, Monterrey-Dallas, Monterrey-Chicago and Monterrey-Madrid. Our airports also serve several other major international destinations, including Los Angeles, Chicago and Las Vegas. In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada. Our airports also serve major domestic routes, including Monterrey-Mexico City, which was the country’s busiest domestic route in 2006, with approximately 1.94 million total passengers, according to the Mexican Bureau of Civil Aviation. Other major domestic routes served by our airports include Mexico City-Ciudad Juárez, Mexico City-Acapulco and Culiacán-Tijuana, with approximately 348 thousand, 448 thousand and 196 thousand total passengers, respectively, in 2006 according to the Mexican Bureau of Civil Aviation.
     Monterrey is the third largest city in Mexico in terms of population, with a population of 4.2 million in the greater metropolitan area. Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s ninth largest state in terms of population. It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities. Business travelers account for a substantial portion of passengers at the Monterrey International Airport. The airport is our leading airport in terms of passenger traffic volume, air traffic movements and contribution to revenues, and ranked fourth busiest airport in Mexico based on passenger traffic volume in 2006, according to data published by the Mexican Bureau of Civil Aviation. Our Monterrey International Airport accounted for approximately 44.0% and 44.6% of our terminal passenger traffic in 2005 and 2006, respectively.
     Three of our airports, Acapulco International Airport, Mazatlán International Airport and Zihuatanejo International Airport, serve popular Mexican tourist destinations. Of these tourist destinations, Acapulco and Mazatlán are the largest, with Acapulco constituting Mexico’s seventh largest international tourist destination and Mazatlán the fifth largest in terms of visitors in 2006, according to the Mexican National Institute of Immigration. Acapulco is a principal port of call for cruise ships. In 2006, the Acapulco International Airport, Mazatlán International Airport and Zihuatanejo International Airport collectively accounted for 21.2% of our aggregate terminal passengers and 21.7% of our total revenues.
     Mexico was the eighth largest tourist destination in the world in 2006 in terms of international arriving tourists (25 million), according to the latest data published by the World Tourism Organization. Within Latin America and the Caribbean, Mexico ranked first in 2006 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization.
     Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity with such diverse economic activities as mining (Durango International Airport and Zacatecas International Airport), maquiladora manufacturing (Chihuahua International Airport and Torreón International Airport), petroleum and chemical production (Tampico International Airport), agriculture and livestock (Culiacán International Airport) and transportation and logistics (San Luis Potosí International Airport). In 2006, these seven regional airports collectively accounted for 27.1% of our aggregate terminal passengers and 27.9% of our total revenues.
     The remaining two airports in the group, Ciudad Juárez International Airport and Reynosa International Airport, serve cities situated along the border of Mexico and the United States. Both Ciudad Juárez and Reynosa are popular entry points to the United States. In 2006, the Ciudad Juárez International Airport and the Reynosa International Airport collectively accounted for 7.1% of our aggregate terminal passengers and 6.9% of our total revenues.

     The following table provides summary data for each of our 13 airports for the year ended December 31, 2005 and 2006:

	Year ended December 31, 2005					Year ended December 31, 2006
					Revenues					Revenues
					per					per
	Terminal				terminal	Terminal				terminal
Airport	Passengers		Revenues		passenger(1)	passengers		Revenues		passenger(1)
	Number					Number
	(in		(millions			(in		(millions
	millions)%		of pesos)%		(pesos)	millions)%		of pesos)%		(pesos)
Metropolitan area:
Monterrey International Airport	4.7	44.0%	618.4	43.4%	131.6	5.3	44.6%	719.9	44.6%	135.8
Tourist destinations:
Acapulco International Airport	0.9	8.3%	122.1	8.5%	135.7	1.0	8.4%	139.6	8.4%	139.6
Mazatlán International Airport	0.8	7.5%	116.9	8.2%	146.1	0.8	7.0%	123.7	7.0%	154.6
Zihuatanejo International Airport	0.6	5.7%	77.3	5.4%	128.8	0.7	5.8%	90.8	5.8%	129.9
Total tourist destinations	2.3	21.5%	316.3	22.2%	137.5	2.5	21.2%	354.1	21.2%	141.7
Regional cities:
Chihuahua International Airport	0.6	5.7%	83.4	5.8%	139.0	0.7	5.6%	95.9	5.9%	137.1
Culiacán International Airport	0.8	7.3%	98.8	6.9%	123.5	0.8	7.2%	111.0	7.2%	138.9
Durango International Airport	0.2	2.0%	28.9	2.0%	144.5	0.2	2.0%	31.3	2.0%	156.5
San Luis Potosí International Airport	0.2	2.2%	40.8	2.8%	204.0	0.2	1.9%	40.4	1.9%	202.0
Tampico International Airport	0.4	3.8%	55.5	3.9%	138.7	0.5	4.1%	64.6	4.1%	129.2
Torreón International Airport	0.4	3.5%	52.8	3.7%	132.0	0.4	3.5%	57.2	3.5%	143.0
Zacatecas International Airport	0.3	2.8%	40.1	2.8%	133.7	0.3	2.8%	46.8	2.8%	156.0
Total regional destinations	2.9	27.3%	400.3	28.1%	138.0	3.2	27.1%	447.2	27.1%	139.7
Border cities:
Ciudad Juárez International Airport	0.6	5.8%	73.8	5.2%	123.0	0.7	5.9%	87.4	5.4%	124.8
Reynosa International Airport	0.1	1.4%	17.5	1.2%	175.0	0.1	1.2%	17.6	1.2%	176.0
Total border city destinations	0.7	7.2%	91.3	6.4%	130.4	0.8	7.1%	105.0	7.1%	131.2

TOTAL:	10.6	100.0%	1,426.3	100.0%	134.5	11.8	100.0%	1,626.2	100.0%	137.8

(1)	Revenues per terminal passenger are calculated by dividing the total revenues for each airport by the number of terminal passengers for each airport.
     As of July 2006, Mexico and the United States are parties to an amended bilateral aviation agreement that increases, from two each to three each, the number of Mexican and U.S. carriers eligible to operate routes between certain pairs of cities, which may include any U.S. city and twelve specified cities in Mexico including Acapulco, Mazatlán and Zihuatanejo. The agreement also provides for a future increase, from two each to three each, in the number of Mexican and U.S. carriers eligible to operate routes between U.S. cities and two specified additional Mexican cities, including Monterrey. This subsequent increase is expected to take effect in October 2007. We believe that our business will benefit from an increase in flights to and from our Monterrey, Acapulco, Mazatlán and Zihuatanejo international airports as a result of the amended bilateral aviation agreement.
Our Sources of Revenues
Aeronautical Services
     Aeronautical services represent the most significant source of our revenues. All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports. In 2004, 2005 and 2006, aeronautical services revenues represented approximately 81.2%, 80.6% and 81.3%, respectively, of our total revenues.
     Our revenues from aeronautical services are derived principally from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services. Aeronautical services revenues are principally dependent on the following factors: passenger traffic volume, the number of air traffic movements, the weight of the aircraft, the duration of an aircraft’s stay at the airport, the time of day the aircraft operates at the airport and the specific prices charged for the service.
Passenger Charges
     We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers) called the Tarifa de Uso de Aeropuerto. We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket and we issue invoices for those charges to each airline on a bi-weekly basis and record an account receivable for the invoice corresponding to a flight during the actual month of the flight.
     Our principal airline customers are required to pay us no later than 152 days after the invoice delivery date. The actual term for payment is dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment terms during periods of lower interest rates (within a defined range). In 2006, the weighted average term of payment was 103 days.
     International passenger charges are currently U.S. dollar-denominated, but are collected in pesos based on the average exchange rate during the month prior to the flight, and as such the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso. Domestic passenger charges are peso-denominated. In 2004, 2005 and 2006, passenger charges represented approximately 69.0%, 70.2% and 73.1%, respectively, of our aeronautical services revenues and approximately 56.0%, 56.6% and 59.4%, respectively, of our total revenues. Passenger charges vary at each airport and based on the destination of each flight.
Aircraft Landing Charges
     We collect landing charges from carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client. In 2004, 2005 and 2006, these charges represented approximately 9.8%, 9.5% and 8.3%, respectively, of our aeronautical services revenues and approximately 7.9%, 7.6% and 6.8%, respectively, of our total revenues.
Aircraft Parking, Boarding and Unloading Charges
     We collect various charges from carriers for the use of our facilities by their aircraft and passengers after landing. We collect aircraft parking charges based on the time an aircraft is at an airport’s gate or parking position. Each of these charges varies based on the time of day or night that the relevant service is provided (with higher fees generally charged during peak usage periods and at night), the aircraft’s maximum takeoff weight, the origin and destination of the flight and the nationality of the airline or client. We collect aircraft parking charges the entire time an aircraft is on our aprons.

Aircraft Long-Term Parking Charges
     We collect charges from our carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo. These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client. Together with our aircraft parking, boarding and unloading charges described above, in 2004, 2005 and 2006, these charges represented approximately 8.1%, 7.6% and 6.7%, respectively, of our aeronautical services revenues and 6.6%, 6.1% and 5.5%, respectively, of our total revenues.
Passenger Walkway Charges
     Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles. These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client. In 2004, 2005 and 2006, these charges represented approximately 2.2%, 2.3% and 1.8%, respectively, of our aeronautical services revenues and approximately1.8%, 1.9% and 1.5%, respectively, of our total revenues.
Airport Security Charges
     We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our X-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. Airport security services at our airports are provided by independent subcontractors. In 2004, 2005 and 2006, these charges represented approximately 1.5%, 1.5% and 1.4%, respectively, of our aeronautical services revenues and approximately1.2%, 1.2% and 1.1%, respectively, of our total revenues.
     The International Civil Aviation Organization, the General Office of Civil Aviation (Mexico’s federal authority on aviation) and the Office of Public Security issue guidelines for airport security in Mexico. In response to the September 11, 2001 terrorist attacks in the United States, we have taken additional steps to increase security at our airports. The International Civil Aviation Organization issued directives in October 2001 establishing new rules and procedures to be adopted at our airports. Under these directives, these rules and procedures were to be implemented immediately and for an indefinite period of time.
     To comply with these directives, we reinforced our security by:
•	updating and amending our emergency security and contingency plans and the responsibilities of security personnel relating thereto;

•	segregating flows of arriving and departing passengers;

•	improving security supervision committees at each of our airports, particularly those with significant international traffic;

•	updating our security screening technology, including increasing the sensitivity of metal detectors and introducing new procedures for x-ray inspection of luggage;

•	increasing and improving the training of security personnel;

•	coordinating security measures and emergency plans with operators of complementary and commercial services at our airports;

•	implementing a higher security employee identification system; and

•	increased collaboration with providers of security equipment installation services.
     Certain of these improvements are expected to be expensed in our results of operations, while others are expected to require additional capital expenditures under our master development program.
     Several of our airline customers have also contributed to the enhanced security at our airports as they have adopted new procedures and guidelines established by the International Civil Aviation Organization applicable to airlines. Some measures adopted by the airlines include adding more points for verification of passenger identification, inspecting luggage prior to check-in and reinforcing controls over access to airplanes by various service providers (such as baggage handlers and food service providers).
     The International Civil Aviation Organization recently established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives. Although the Mexican federal government has yet to adopt the new baggage screening guidelines into the Mexican Civil Aviation Law (Ley de Aviación Civil), we expect that Mexican law will require airlines to comply with these guidelines in the near future. We are currently negotiating with our principal airline customers to enter into service agreements pursuant to which we expect to agree to purchase, install and operate screening equipment and implement other screening measures to facilitate our airline customers’ compliance with the new baggage screening guidelines. Until we agree on the contractual terms with the airlines and the new screening equipment becomes operational, checked baggage will continue to be screened by hand by each airline in order to comply with the new screening guidelines. In some countries, such as the United States of America, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage. Under Mexican law, however, airlines are responsible for screening checked baggage. Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the new equipment could increase our exposure to liability as a result of our involvement in the screening process. In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus subject to potential liability, if Mexican law changes in the future.
Complementary Services
     At each of our airports, we earn revenues from charging access and other fees from third-party providers of ramp handling and baggage handling services, catering services, aircraft security, aircraft maintenance and repair and fuel. These access fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of their total revenues. We currently maintain contracts with nine companies that provide the majority of these complementary services at our 13 airports.
     Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services. For example, SEAT, which is controlled by Aeroméxico and Mexicana through a joint venture, currently provides the majority of ramp handling and baggage handling services at our airports. If the third parties currently providing these services cease to do so, we will be required to provide these services or find another third party to provide such services.
     The Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares) maintains an exclusive contract to sell fuel at all of our airports and we charges the Mexican Airport and Auxiliary Services Agency a nominal access fee. The Mexican Airport and Auxiliary Services Agency in turn is required to purchase all of its fuel from Petróleos Mexicanos, or PEMEX.
Leasing of Space to Airlines
     We derive aeronautical revenue from leasing space in our airports to airlines that is necessary for their operations, such as ticket counters and offices. Our lease agreements with airline customers for the use of space in our airports are typically for terms of three years with provisions for periodic inflation adjustments to our rental fees.
Cargo Handling
     In 2004, 2005 and 2006, our 13 airports handled approximately 79, 80 and 81 thousand metric tons of cargo, respectively. Increases in our cargo volume are beneficial to us for purposes of the maximum rate calculations, as cargo increases the number of our workload units.
     Cargo-related revenues include revenues from the leasing of space in our airports to handling agents and shippers, landing fees for each arriving aircraft carrying cargo and a portion of the revenues derived from other complementary services provided in connection with cargo services. Cargo-related revenue is largely aeronautical and therefore subject to maximum rates applicable to aeronautical revenue sources.
     Revenues from cargo handling in our airports historically have represented a negligible portion of our total revenues, but we believe that Mexico has significant potential for growth in the volume of cargo transported by air.
Permanent Ground Transportation
     We receive revenues from ground transportation vehicles and taxi companies who pay an access fee to operate on our airport premises. Our revenues from providers of ground transport services deemed “permanent” under applicable Mexican law, such as access fees charged to taxis, are subject to price regulation.
Non-aeronautical Services
General
     Our revenues from non-aeronautical services are principally derived from commercial activities. Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services. Our revenues from non-aeronautical services are derived from commercial activities, such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants. In 2004, 2005 and 2006, revenue from non-aeronautical services accounted for approximately 18.8%, 19.4% and 18.7%, respectively, of total revenue. In light of our substantial completion of our remodeling efforts at most of our airports and the fixed nature of a portion of our non-aeronautical revenues, we expect non-aeronautical revenue per terminal passenger to remain relatively stable in the coming years.

     None of our revenues from non-aeronautical services are regulated under our maximum-rate price regulation system, though they may be regulated by other authorities. For example, our parking facilities may be subject to certain municipal regulations.
Revenues from Commercial Activities
     As the main part of our business strategy we have made it a priority to increase our revenues from commercial activities in our airports and to develop and promote the “OMA” brand, including the “OMA Plaza” retail brand described below. As a result of our efforts, our revenues from commercial activities have increased from approximately 7% of revenues in 2000 to nearly 19% of revenues in 2006, primarily as a result of the following initiatives:
•	Expanding and reconfiguring the commercial space available in our airport terminals. In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase our exposure to the commercial businesses operating in our airports. As a result, between 2000 and 2006, we increased the total area available for commercial activity in our 13 airports by approximately 50%, and have nearly doubled the commercial area in the Monterrey International Airport.

•	Renegotiating agreements with terminal tenants to be more consistent with market practice. We have also improved our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square-footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports. We estimate, based on the nature of our tenant operations, that approximately half of our commercial space is suitable for royalty-based leasing arrangements. As of December 31, 2006, substantially all of the eligible contracts were represented by royalty-based leasing arrangements.

•	Improving the quality of retail offerings in our airports. Historically, commercial tenants in our terminals consisted of small, often similar, local businesses offering goods and services of limited variety. We have leased redesigned space formerly occupied by such tenants, as well as newly available space, to more established, internationally recognized businesses in order to improve the quality, diversity and brand recognition of commercial goods and services available to our passengers, which we believe, based in part on market surveys conducted at several of our airports, will increase the sales revenues of our commercial tenants, thereby increasing our revenues from commercial activities. In order to promote commercial development at all of our airports, we encourage commercial tenants to lease bundles of commercial spaces among multiple airports that we operate.

•	Development and promotion of “OMA Plaza” retail brand. In order to enhance our passengers’ confidence in the retailers operating in our airports, we have developed the “OMA Plaza” brand for our commercial spaces. As part of this initiative, we have begun to standardize certain merchandising and design elements of our commercial spaces in order to create a more uniform and elegant image that is more appealing to retail customers. In addition, we have developed promotional programs focusing on the further development of the OMA Plaza brand that are intended to stimulate retail sales in our airports. We believe that a recognizable brand and familiar aesthetic for our commercial spaces will make passengers more likely to take advantage of the commercial goods and services available in our airports.

     An airport’s revenues from commercial activities are largely dependent on passenger traffic, its passengers’ level of spending, its terminal design, the mix of commercial tenants and how fees are charged to businesses operating in the commercial area of the airport. Revenues from commercial activities depend substantially on the percentage of traffic represented by international passengers, who tend to spend greater amounts at our airports, particularly on duty-free items. Revenues from commercial activities also depend on other factors, such as variations in the advertising budgets of Mexican companies in the case of advertising revenues.
     Commercial activities in each of our airports currently consist of the following:
•	Parking facilities - Our concessions provide us the right to operate the car parking facilities at all of our airports. Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they are subject to the regulatory oversight of the Ministry of Communications and Transportation.

•	Advertising - In 2002, we entered into a contract with a subsidiary of Corporación Interamericana de Entretenimiento, S.A. de C.V., or CIE, pursuant to which we have developed a greater number of and more strategically located billboards, screens (projection and plasma) and other advertising space at our airports. Under the agreement, CIE places advertising in our airports and we collect a percentage of the revenues that CIE receives from individual advertisers.

•	Leasing of space - Revenues that we derive from leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

•	Retail stores - We have completed several renovation projects as part of our overall effort, described above, to improve the product mix and brand recognition of retail stores in the commercial areas at our airports. Our retailer tenants currently offer such internationally recognized product brands as Cartier, Hermès, Mont Blanc, Swatch, Ermenegildo Zegna, Christian Dior, Lancôme, L’Oreal, Swarovski and Lacoste. We also have several duty-free retailers that cater to international passengers.

•	Car rentals - We have recently sought to increase the presence of internationally known name-brand car rental providers at our airports, and have encouraged car rental companies to establish on-site automobile pick-up and drop-off facilities at our airports, which we anticipate will increase our revenues from the leasing of space to car rental companies.

•	Food and beverage services - In recent years, we have completed “clean-up” projects with respect to our restaurant and bar leases, in order to attract world-class providers of high-quality food and beverage services offering a wider variety of cuisine options and service concepts.

•	Communications - We have consolidated most of the telephone and internet service at our airports with one provider and offer internet access (either wireless internet access or internet service kiosks) at all of our airports.

•	Financial services - We lease space to financial services providers such as currency exchange bureaus, banks and ATMs, at our airports, and we charge providers of these financial services fees based partly on a percentage of the revenues recorded by their operations. ATM service is currently available at all of our airports.
•	Ground transportation - Our revenues from providers of ground transportation services deemed “non-permanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

•	Time-share marketing and sales - We receive revenues from time-share developers to whom we rent space in our airports for the purpose of marketing and sales of time-share units.
Our Airports
     In 2004, 2005 and 2006, our airports served a total of approximately 9.7 million, 10.6 million and 11.8 million terminal passengers, respectively. Monterrey International Airport accounted for approximately 44.1%, 44.0% and 44.6% of our terminal passenger traffic in 2004, 2005 and 2006, respectively. Acapulco International Airport, Mazatlán International Airport and Zihuatanejo International Airport, our main airports servicing the next most popular destinations in our airport group, collectively accounted for approximately 22.2%, 21.5% and 21.2% of our terminal passenger traffic in 2004, 2005 and 2006, respectively. Ciudad Juárez International Airport, our largest airport servicing a border city, accounted for approximately 5.9%, 5.8% and 5.9% of our terminal passenger traffic in 2004, 2005 and 2006, respectively. All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

     The following tables set forth the passenger traffic volume presented in amounts of (1) total passengers, (2) terminal departing passengers and (3) terminal arriving passengers, for each of our airports for the periods indicated:
Passenger Traffic

	Year Ended December 31,
	2002			2003			2004			2005			2006
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	793,420	13,914	807,334	774,349	34,704	809,053	821,301	35,353	856,654	880,190	39,291	919,481	994,286	45,445	1,039,731
Chihuahua	511,625	78,393	590,018	541,531	88,885	630,416	556,074	95,271	651,345	599,977	79,932	679,909	664,392	80,257	744,649
Ciudad Juárez	524,393	4,785	529,178	549,476	3,643	553,119	570,923	5,596	576,519	611,942	31,032	642,974	698,765	44,856	743,621
Culiacán	583,134	197,823	780,957	620,511	137,669	758,180	673,002	100,189	773,191	769,118	118,238	887,356	843,989	138,637	982,626
Durango	193,110	53,484	246,594	188,212	37,944	226,156	210,774	44,885	255,659	214,920	47,334	262,254	236,200	24,933	261,133
Mazatlán	710,273	102,447	812,720	703,320	87,535	790,855	741,267	89,918	831,185	799,801	106,125	905,926	819,214	91,839	911,053
Monterrey	3,446,469	250,339	3,696,808	3,703,288	266,386	3,969,674	4,293,816	289,813	4,583,629	4,660,138	360,213	5,020,351	5,253,600	300,737	5,554,337
Reynosa	149,391	1,411	150,802	150,059	2,049	152,108	145,075	2,508	147,583	146,250	1,777	148,027	136,991	1,417	138,408
San Luis Potosí	172,313	5,601	177,914	173,073	3,281	176,354	195,700	3,875	199,575	233,610	832	234,442	227,102	1,160	228,262
Tampico	327,627	13,128	340,755	331,124	15,784	346,908	333,696	12,687	346,383	402,122	13,292	415,414	485,125	12,570	497,695
Torreón	333,894	86,297	420,191	333,166	95,247	428,413	361,400	109,324	470,724	374,559	91,188	465,747	410,124	52,479	462,603
Zacatecas	235,033	60,841	295,874	230,241	64,433	294,674	236,692	57,040	293,732	297,137	72,469	369,606	332,224	122,865	455,089
Zihuatanejo	572,746	5,525	578,271	554,516	6,508	561,024	599,720	5,104	604,824	608,897	4,062	612,959	681,581	4,150	685,731

Total	8,553,428	873,988	9,427,416	8,852,866	844,068	9,696,934	9,739,440	851,563	10,591,003	10,598,661	965,785	11,564,446	11,783,593	921,345	12,704,938

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).

(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2002			2003			2004			2005			2006
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	246,359	159,449	405,808	244,661	152,996	397,657	251,552	168,251	419,803	256,715	192,531	449,246	296,841	207,896	504,737
Chihuahua	225,305	28,646	253,951	241,902	27,887	269,789	248,329	28,232	276,561	261,361	36,808	298,169	290,516	41,988	332,504
Ciudad Juárez	230,769	940	231,709	248,468	832	249,300	256,713	795	257,508	272,641	878	273,519	314,698	552	315,250
Culiacán	273,998	19,886	293,884	294,465	22,257	316,722	313,146	26,754	339,900	365,805	25,748	391,553	407,618	20,651	428,269
Durango	77,634	19,633	97,267	74,893	19,090	93,983	78,977	25,809	104,786	82,656	24,293	106,949	91,989	26,132	118,121
Mazatlán	175,351	180,684	356,035	172,148	180,203	352,351	182,168	189,010	371,178	178,758	222,324	401,082	173,150	237,725	410,875
Monterrey	1,359,899	367,401	1,727,300	1,463,479	402,700	1,866,179	1,692,546	463,357	2,155,903	1,779,871	515,697	2,295,568	2,042,616	497,271	2,539,887
Reynosa	70,027	254	70,281	70,912	214	71,126	66,985	104	67,089	65,674	117	65,791	65,008	68	65,076
San Luis Potosí	65,151	22,425	87,576	66,400	21,597	87,997	71,675	27,177	98,852	77,923	39,514	117,437	70,550	42,681	113,231
Tampico	141,727	22,750	164,477	144,964	20,069	165,033	144,887	21,609	166,496	171,153	30,307	201,460	208,718	33,604	242,322
Torreón	141,524	24,708	166,232	143,867	22,397	166,264	152,230	28,154	180,384	149,345	36,911	186,256	162,828	42,378	205,206
Zacatecas	77,147	44,640	121,787	71,685	46,055	117,740	72,025	49,529	121,554	99,691	52,973	152,664	118,673	52,517	171,190
Zihuatanejo	167,683	120,580	288,263	161,781	117,901	279,682	155,386	146,818	302,204	143,963	161,763	305,726	165,047	176,772	341,819

Total	3,252,574	1,011,996	4,264,570	3,399,625	1,034,198	4,433,823	3,686,619	1,175,599	4,862,218	3,905,556	1,339,864	5,245,420	4,408,252	1,380,235	5,788,487

	Year ended December 31,
	2002			2003			2004			2005			2006
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Acapulco	276,813	110,799	387,612	282,547	94,145	376,692	290,885	110,613	401,498	298,273	132,671	430,944	341,685	147,864	489,549
Chihuahua	236,114	21,560	257,674	251,017	20,725	271,742	258,468	21,045	279,513	271,814	29,994	301,808	297,980	33,908	331,888
Ciudad Juárez	291,824	860	292,684	299,313	863	300,176	312,392	1,023	313,415	337,558	865	338,423	382,757	758	383,515
Culiacán	278,120	11,130	289,250	293,227	10,562	303,789	320,278	12,824	333,102	366,652	10,913	377,565	410,628	5,092	415,720
Durango	80,966	14,877	95,843	80,385	13,844	94,229	85,366	20,622	105,988	89,741	18,230	107,971	99,989	18,090	118,079
Mazatlán	205,848	148,390	354,238	198,606	152,363	350,969	204,671	165,418	370,089	201,781	196,938	398,719	191,529	216,810	408,339
Monterrey	1,395,701	323,468	1,719,169	1,478,648	358,461	1,837,109	1,697,834	440,079	2,137,913	1,867,610	496,960	2,364,570	2,271,885	441,828	2,713,713
Reynosa	79,006	104	79,110	78,801	132	78,933	77,905	81	77,986	80,190	269	80,459	71,903	12	71,915
San Luis Potosí	67,537	17,200	84,737	68,155	16,921	85,076	76,923	19,925	96,848	85,549	30,624	116,173	80,207	33,664	113,871
Tampico	148,847	14,303	163,150	153,369	12,722	166,091	153,234	13,966	167,200	185,451	15,211	200,662	223,699	19,104	242,803
Torreón	152,030	15,632	167,662	152,775	14,127	166,902	161,310	19,706	181,016	160,898	27,405	188,303	173,396	31,522	204,918
Zacatecas	75,310	37,936	113,246	67,488	45,013	112,501	68,770	46,368	115,138	98,085	46,388	144,473	116,784	44,250	161,034
Zihuatanejo	184,111	100,372	284,483	177,801	97,033	274,834	174,133	123,383	297,516	169,731	133,440	303,171	187,620	152,142	339,762

Total	3,472,227	816,631	4,288,858	3,582,132	836,911	4,419,043	3,882,169	995,053	4,877,222	4,213,333	1,139,908	5,353,241	4,850,062	1,145,044	5,995,106

     The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2006.
Capacity by Airport(1)

	Peak air traffic	Runway
Airport	movements per hour	Capacity(2)
Acapulco	9	40
Chihuahua	9	40
Ciudad Juárez	10	20
Culiacán	14	20
Durango	6	40
Mazatlán	9	22
Monterrey	29	38
Reynosa	2	18
San Luis Potosí	5	20
Tampico	7	22
Torreón	8	20
Zacatecas	3	20
Zihuatanejo	8	20

(1)	2006 figures.

(2)	Air traffic movements per hour.

     The following table sets forth the air traffic movements for each of our airports for the periods indicated.
Air Traffic Movements by Airport(1)

	Year ended December 31,
	2002	2003	2004	2005	2006
Acapulco	23,907	23,778	23,288	26,336	28,015
Chihuahua	39,589	36,205	35,205	36,614	36,681
Ciudad Juárez	16,752	16,069	17,565	20,424	19,612
Culiacán	46,842	48,048	46,404	50,648	55,691
Durango	14,794	14,021	15,075	15,599	15,672
Mazatlán	21,637	20,532	21,984	23,965	24,046
Monterrey	82,874	84,154	95,027	94,292	101,736
Reynosa	6,706	6,603	6,386	6,513	7,877
San Luis Potosí	20,536	19,222	20,361	22,102	22,150
Tampico	20,516	21,211	19,512	21,299	22,730
Torreón	23,146	20,673	22,344	21,523	21,546
Zacatecas	7,732	7,602	7,942	9,112	10,381
Zihuatanejo	15,169	15,086	14,923	13,899	16,474

Total	340,200	333,204	346,016	362,326	382,611

(1)	Includes departures and landings.

     The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:
Average Passengers per Air Traffic Movements by Airport(1)

	Year ended December 31,
	2002	2003	2004	2005	2006
Acapulco	33.2	32.6	35.3	33.4	35.5
Chihuahua	12.9	15.0	15.8	16.4	18.1
Ciudad Juárez	31.3	34.2	32.5	30.0	35.6
Culiacán	12.4	12.9	14.5	15.2	15.2
Durango	13.1	13.4	14.0	13.8	15.1
Mazatlán	32.8	34.3	33.7	33.4	34.1
Monterrey	41.6	44.0	45.2	49.4	51.6
Reynosa	22.3	22.7	22.7	22.5	17.4
San Luis Potosí	8.4	9.0	9.6	10.6	10.3
Tampico	16.0	15.6	17.1	18.9	21.3
Torreón	14.4	16.1	16.2	17.4	19.0
Zacatecas	30.4	30.3	29.8	32.6	32.0
Zihuatanejo	37.8	36.8	40.2	43.8	41.4

Average of all airports	25.1	26.6	28.1	29.3	30.8

(1)	Includes total passengers divided by total air traffic movements.
Metropolitan Area
Monterrey International Airport
     Monterrey International Airport is our most important airport in terms of passenger traffic (including both domestic and international passengers), air traffic movements and contribution to revenues. According to the Mexican Bureau of Civil Aviation, Monterrey International Airport was the fourth busiest airport in Mexico in 2006, in terms of commercial aviation passenger traffic. In 2004, 2005 and 2006, it accounted for approximately 44.1%, 44.0% and 44.6%, respectively, of our terminal passenger traffic.
     In 2004, 2005 and 2006, a total of 4.3 million terminal passengers, 4.7 million terminal passengers and 5.3 million terminal passengers, respectively, were served by Monterrey International Airport. Of the terminal passengers in 2004, 79.0% were domestic and 21.0% were international passengers. Of the terminal passengers in 2005, 78.3% were domestic and 21.7% were international passengers. In 2006, 82.1% were domestic and 17.9% were international passengers. This airport serves primarily business travelers and is also a hub for the transportation of goods.
     A total of 17 commercial airlines operate at the airport, the principal ones of which are Aviacsa, Aeroméxico, Aerolitoral, Mexicana and VivaAerobus. The airport is an important hub for Aviacsa, a maintenance center for Aerolitoral and the headquarters for VivaAerobus. The principal non-Mexican airlines operating at the airport are American and Continental. Airlines operating at this airport serve 33 destinations, of which 24 are domestic and 9 are international. Of these destinations, Mexico City, Toluca, Guadalajara, Tijuana, Houston, Cancun, Dallas, Mérida, Hermosillo, Los Angeles, Las Vegas, Chicago and Madrid are the principal routes. Since 2005, we have entered into agreements with five new Mexican carriers for the operation of various additional routes to and from the airport. In addition, two such carriers, the principal one of which is VivaAerobus, have elected to establish their operations headquarters at our airport. As a consequence of the amended bilateral aviation agreement entered into between Mexico and the United States in December 2005, we anticipate that additional U.S. carriers will commence service to and from the airport in 2007.
     Monterrey International Airport is located approximately 21 kilometers (13 miles) from the city of Monterrey, which has a population (including its suburbs) of approximately 4.2 million. Monterrey is Mexico’s third largest city in terms of population and is one of Mexico’s most productive industrial centers. It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities. Monterrey is the capital of the state of Nuevo León, the third highest contributor to Mexico’s gross domestic product (GDP). As home to most of Nuevo León’s industry, Monterrey generates roughly 80% of the state’s GDP.
     Monterrey International Airport operates 24 hours daily. The airport currently has two operating runways, one with a length of 3,000 meters (9,842 feet), and the other with a length of 1,800 meters (5,905 feet). The airport’s runway capacity is 38 air traffic movements per hour. The airport also has an instrument landing system (ILS). The airport occupies a total area of 821 hectares (88,371,705 square feet). The airport’s facilities include a commercial passenger terminal building with a total area of approximately 28,966 square meters (311,787 square feet), of which 4,024 square meters (43,319 square feet) is commercial space, a 23-position apron for commercial aviation, a two-position apron for air freight, a ten-position apron for general aviation, five taxiways, nine air bridges, an ample boarding lounge for passengers making connections with other flights, and other boarding lounges. Currently, the airport has 11 gates for international or domestic flights.
     In November 2006 we completed construction of a new temporary passenger terminal building with a total area of approximately 4,800 square meters (51,668 square feet) to handle additional traffic from the new airlines serving the airport. This new terminal, which commenced operation at year end 2006, is mainly used by the low cost carrier VivaAerobus. The temporary terminal has four boarding gates and serves five aircraft positions.
     On June 4, 2007, construction began on Terminal B of the Monterrey International Airport, which is expected to begin operations in the fourth quarter of 2008. Terminal B is expected to have the capacity to service at least 1.5 million passengers per year. The 21,000 square meter (226,049 square feet) facility is expected have two levels plus a mezzanine, and include six passenger jetways, three contact positions for regional planes and four remote parking positions. Our affiliate ICA has been engaged to construct the foundation, procure, fabricate and assemble the metallic structure and install the three-dimensional roofing structure for the facility. We engaged an independent expert to evaluate the offer made by ICA in connection with this construction contract, and the expert determined that the offer was consistent with market prices. In addition, the construction contract with ICA was approved by our Corporate Practices Committee, which concluded that the contract is on terms the committee believes are arm’s length.
     With an area of 60,000 square meters (645,840 square feet) for freight operations, Monterrey International Airport is the leading air-cargo terminal in northern Mexico. The airport offers one of Mexico’s most attractive air shipping options, both as a final destination and as a logistical hub. Its current infrastructure servicing air cargo operations includes, among other facilities, terminal warehouses (including a 4,000 square meter (43,056 square foot) terminal warehouse occupied by United Parcel Service, Federal Express, and since 2004, OMA Carga, which we operate directly), merchandise checkpoint platforms (which can service nine trailers simultaneously), and parking for 359 cars and 32 trailers. Roadways suitable for trailers and cars that serve the terminal and x-ray facilities are available.

     In 2004, we completed a remodeling of the Monterrey International Airport terminal. Among the upgraded facilities introduced to the public were automatic check-in kiosks, internet access points, new VIP lounges, and lounge areas for passengers awaiting connecting or regional flights.
     As part of our strategy of offering incentives to carriers to encourage them to operate new routes and take other measures expected to increase passenger traffic at our airports, on November 22, 2006, we delivered a notice to the Mexican National Air Transportation Chamber setting forth certain criteria that carriers operating at the Monterrey International Airport must meet in order to receive a discount equal to Ps.75.00 per terminal passenger on passenger charges (representing approximately a 40% discount from our usual passenger charge).
     VivaAerobus was the first airline to take advantage of these incentives. VivaAerobus has announced that it intends to establish its maintenance facilities and has already established its corporate and operational headquarters at the Monterrey International Airport. In December 2006, VivaAerobus commenced operations with two aircraft operating nine routes and is expected to be operating more than 20 routes serving 11 of our airports from Monterrey by the end of 2007. Eight of these routes are expected to be to destinations not previously served by the Monterrey International Airport. It has also announced that it expects to expand its fleet to eight to ten aircraft by December 2008. Although we are optimistic about these developments, there can be no assurance that any other carrier will enter into an agreement involving the incentive package described above or that any such agreement would result in growth of aeronautical revenues at our airports.
     In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession. Historically, Aeropuerto del Norte has been used solely for general aviation operations. Recently, the state of Nuevo Leon has requested that the Ministry of Communications and Transportation to amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations. We understand that Aeropuerto del Norte is not capable of accommodating commercial passenger traffic with its current infrastructure. To date the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession. However, there can be no assurance that the Ministry of Communications and Transportation will not authorize such an amendment and that commercial aviation flights will not operate from Aerpuerto del Norte in the future.
Tourist Destinations
Acapulco International Airport
     Acapulco International Airport is our second most important airport in terms of passenger traffic, air traffic movements and contribution to revenues. According to the Mexican Bureau of Civil Aviation, Acapulco International Airport was the eleventh busiest airport in Mexico in 2006, in terms of commercial aviation passenger traffic. In 2004, 2005 and 2006, it accounted for approximately 8.4%, 8.3% and 8.4%, respectively, of our terminal passenger traffic.
     In 2004, 2005 and 2006, a total of 821,301 terminal passengers, 880,190 terminal passengers and 994,286 terminal passengers, respectively, were served by Acapulco International Airport. Of the terminal passengers in 2004, 66.0% were domestic and 34.0% were international passengers. Of the terminal passengers in 2005, 63.1% were domestic and 36.9% were international passengers. In 2006, 64.2% were domestic and 35.8% were international passengers. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

     A total of 14 commercial airlines operate at the airport, the principal ones of which are Mexicana, Aeroméxico and Aviacsa. The principal non-Mexican airlines operating at the airport are American and Continental. Airlines operating at this airport serve 12 destinations. Of these destinations, Mexico City, Tijuana, Chicago and Houston are the most popular. In 2005 we entered into agreements with two new low-cost Mexican carriers for the operation of two additional routes: Acapulco-Toluca and Puebla-Acapulco-Tijuana. In addition, VivaAerobus began operating a Monterrey-Acapulco route in December 2006, and other such carriers have expressed an interest in commencing operations at this airport.
     Acapulco International Airport is located approximately 15 kilometers (9 miles) from the city of Acapulco, which has a population (including its suburbs) of approximately 915,000. Acapulco is Mexico’s twelfth largest city in terms of population and is one of Mexico’s most recognized tourist destinations, of particular importance as a port of embarkation and disembarkation for cruise ships. We believe that these cruise ship passengers could represent a significant portion of the airport’s terminal passengers.
     Acapulco International Airport operates 24 hours daily. The airport has two operating runways and 6 taxiways. The principal runway has a length of 3,300 meters (10,827 feet) and the auxiliary runway has a length of 1,700 meters (5,577 feet). The apron servicing commercial aviation accommodates 15 airplanes. Two of these spaces accommodate a B-737 model or equivalent, another two accommodate a B-747-400 model or equivalent, and the remaining eleven accommodate a B-757 model or equivalent. Three of the 15 spaces have mechanical boarding bridges and 13 of the spaces have oil pumps. The apron servicing general aviation accommodates 24 aircraft.
     The runway capacity at Acapulco International airport is 40 air traffic movements per hour. The airport also has an instrument landing system (ILS), which provides precise guidance to assist aircraft during landing. The airport occupies a total area of 448.7 hectares (48,297,666 square feet) and has two buildings, one for commercial aviation and the other one for executive or general aviation. The building for commercial aviation has four floors and occupies a total area of 19,943 square meters (214,666 square feet), of which 2,033 square meters (21,888 square feet) is commercial space.
     Due to its technical and geographic characteristics, Acapulco International Airport is the primary alternate airport of Mexico City. The length of the airport’s runway as well as its elevation and average temperature makes it possible to operate airplanes at their maximum passenger, freight, and fuel capacities. There is currently no airport in closer proximity to the airport of Mexico City with better air traffic conditions than those of the Acapulco International Airport.
Mazatlán International Airport
     Mazatlán International Airport is our third most important airport in terms of passenger traffic. According to the Mexican Bureau of Civil Aviation, Mazatlán International Airport was the twelfth busiest airport in Mexico in 2006, in terms of commercial aviation passenger traffic. In 2004, 2005 and 2006, it accounted for approximately 7.6%, 7.5% and 7.0%, respectively, of our terminal passenger traffic.
     In 2004, 2005 and 2006, a total of 741,267 terminal passengers, 799,801 terminal passengers and 819,214 terminal passengers, respectively, were served by Mazatlán International Airport. Of the terminal passengers in 2004, 52.2% were domestic and 47.8% were international passengers. Of the terminal passengers in 2005, 52.4% were domestic and 47.6% were international passengers. In 2006, 44.5% were domestic and 55.5% were international passengers. The airport’s passengers are predominantly domestic tourists who come from Mexico City, Durango and La Paz, among other cities, and international tourists who come primarily from the United States and Canada. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.
     A total of 11 commercial airlines operate at the airport, the principal Mexican ones of which are Mexicana, Aeroméxico, Aerolitoral and Magnicharter. In addition, VivaAerobus has announced that it intends to establish service to Mazatlán in 2007. The principal non-Mexican airlines operating at the airport are Alaska Airlines, America West and Continental. Airlines operating at this airport serve 12 destinations. Of these destinations, Mexico City, Guadalajara, Los Cabos, La Paz, Durango, Torreón and Los Mochis are the national routes. The international routes are Denver, Phoenix, Los Angeles, Houston, and Salt Lake City. Under the amended bilateral aviation agreement entered into between Mexico and the United States in December 2005, we anticipate that an additional U.S. carrier will commence service to and from the airport in 2006.
     Mazatlán International Airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of approximately 600,000. Mazatlán is the principal tourist destination of the Sinaloa region, with about 6,713 hotel rooms, according to the Mexican Ministry of Tourism. Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.
     Mazatlán International Airport operates 24 hours daily. Its runway capacity is 22 air traffic movements per hour. The airport occupies approximately 467 hectares (50,267,461 square feet) of land. The airport’s facilities include a terminal building with a total area of 16,300 square meters (175,453 square feet), of which 1,444 square meters (15,545 square feet) is commercial space. The airport has a 68,980-square-meter (742,500-square-foot) commercial aviation apron with ten positions and a 33,277-square-meter (358,193-square-foot) general aviation apron with 60 positions. In addition, the airport has four air bridges, multiple boarding lounges, and a public parking facility that accommodates 200 vehicles. The airport’s runway is 2,700 meters (8,858 feet) long, with four taxiways that connect the commercial and general aviation platforms.
     Mazatlán International Airport has been extensively remodeled and upgraded since 2000 in order to improve its operational efficiency and appearance. Its platform for general aviation was completely renovated in 2003 and its runway system was completely replaced in 2001. The terminal building was also remodeled to include, among other amenities, tourist information services and new charter flight check-in counters. The remodeling project was completed in 2003.
Zihuatanejo International Airport
     Zihuatanejo International Airport is our sixth most important airport in terms of passenger traffic. According to the Mexican Bureau of Civil Aviation, Zihuatanejo International Airport was the seventeenth busiest airport in Mexico in 2006, in terms of commercial aviation passenger traffic. In 2004, 2005 and 2006, it accounted for approximately 6.2%, 5.7% and 5.8%, respectively, of our terminal passenger traffic.
     In 2004, 2005 and 2006, a total of 599,720 terminal passengers, 608,897 terminal passengers and 681,581 terminal passengers, respectively, were served by Zihuatanejo International Airport. Of the terminal passengers in 2004, 54.9% were domestic and 45.1% were international passengers. Of the terminal passengers in 2005, 51.5% were domestic and 48.5% were international passengers. In 2006, 51.7% were domestic and 48.3% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican economic conditions.

     A total of 12 commercial airlines operate at the airport, the principal ones of which are Aeroméxico, Alaska Airlines and Click Mexicana. Other non-Mexican airlines operating at the airport include Alaska Airlines, Airline Charter Enterprises and Continental, and VivaAerobus has announced that it intends to establish service to Zihuatanejo in 2007. Airlines operating at this airport serve seven destinations. Of these destinations, Mexico City, Dallas, Houston, Phoenix and Los Angeles are the principal routes. In 2005 we entered into agreements with three new low-cost Mexican carriers for the operation of four additional routes to and from the airport and the United States, under the amended bilateral aviation agreement entered into between Mexico and the United States in December 2005.
     Zihuatanejo International Airport is located approximately 12 kilometers (7 miles) from the city of Zihuatanejo. Situated in the state of Guerrero and with a population of approximately 10,000 people, the city of Zihuatanejo is one of Mexico’s most attractive tourist destinations, with approximately 4,353 hotel rooms, a marina, world-class golf courses and a growing residential real estate market.
     Zihuatanejo International Airport operates 14 hours daily, from 7:00 a.m. to 9:00 p.m., with an extended schedule from 5:00 a.m. to 12:00 a.m. The airport has one runway, which is 2,500 meters (8,202 feet) long with a runway capacity of 20 air traffic movements per hour. The airport’s facilities include a terminal building encompassing an area of 6,905 square meters (74,325 square feet), including 941 square meters (10,131 square feet) of commercial space. It has a five-position commercial aviation apron, a 30-position general aviation apron and two taxiways. The airport has four gates for international or domestic flights.
     The quality of services offered at the Zihuatanejo International Airport has improved as a result of the recent the expansion and renovation of the baggage claim, passenger waiting and commercial areas.
Regional Cities
Chihuahua International Airport
     Chihuahua International Airport is our seventh most important airport in terms of passenger traffic, air traffic movements and contribution to revenues. According to the Mexican Bureau of Civil Aviation, Chihuahua International Airport was the eighteenth busiest airport in Mexico in 2006, in terms of commercial aviation passenger traffic. In 2004, 2005 and 2006, it accounted for approximately 5.7%, 5.7% and 5.6%, respectively, of our terminal passenger traffic.
     In 2004, 2005 and 2006, a total of 556,074 terminal passengers, 599,977 terminal passengers and 664,392 terminal passengers, respectively, were served by Chihuahua International Airport. Of the terminal passengers in 2004, 91.1% were domestic and 8.9% were international passengers. Of the terminal passengers in 2005, 88.9% were domestic and 11.1% were international passengers. In 2006, 88.6% were domestic and 11.4% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.
     A total of nine commercial airlines operate at the airport, of which the principal ones are Aeroméxico, Aerolitoral and Azteca. Airlines operating at this airport serve 11 destinations. In addition, VivaAerobus began service to Chihuaha in December 2006. The principal routes are Mexico City, Monterrey, Toluca, Hermosillo, Houston and Dallas/Fort Worth. On March 26, 2007, Mexican regulatory authorities announced an immediate suspension of Azteca, which accounted for approximately 9.2% of our revenue at the airport in 2006, due to safety concerns and financial problems. We cannot guarantee whether or not Azteca will resume operations at the end of the suspension period or whether the suspension will have a material effect on our results from operations for 2007.

     Chihuahua International Airport is located approximately 18 kilometers (11 miles) from the City of Chihuahua, which is the capital of the state of Chihuahua. The city’s population is approximately 722,297. The state of Chihuahua ranks fifth largest in terms of GDP. Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.
     Chihuahua International Airport operates 14 hours daily, from 7:00 a.m. to 9:00 p.m. (local time), with an extended schedule from 5:00 a.m. to 12:00 a.m. The airport has two runways, with lengths of 2,620 meters (8,596 feet), and 1,100 meters (3,609 feet), respectively. The runway system has a capacity of 40 air traffic movements per hour. The airport occupies a total area of approximately 921.4 hectares (99,178,670 square feet). The airport’s facilities include a terminal building with a total area of approximately 6,292 square meters (67,724 square feet), including 703 square meters (7,563 square feet) of commercial space, a four-position apron for commercial aviation, a 28-position apron for general aviation, four taxiways, a two-position apron for air freight and one air bridge. The airport has four gates for international or domestic flights.
     To accommodate growing demand for air freight services and an expanding local economy, we recently completed construction of a cargo area, which includes a warehouse, a customs office, x-ray zones, storage areas and packaging offices. We currently directly operate all international cargo operations at this airport.
Culiacán International Airport
     Culiacán International Airport is our fourth most important airport in terms of passenger traffic, air traffic movements and contribution to revenues. According to the Mexican Bureau for Civil Aviation, Culiacán International Airport was the thirteenth busiest airport in Mexico in 2006, in terms of commercial aviation passenger traffic. In 2004, 2005 and 2006, it accounted for approximately 6.9%, 7.3% and 7.2%, respectively, of our terminal passenger traffic.
     In 2004, 2005 and 2006, a total of 673,002 terminal passengers, 769,118 terminal passengers and 843,989 terminal passengers, respectively, were served by Culiacán International Airport. Of the terminal passengers in 2004, 94.1% were domestic and 5.9% were international passengers. Of the terminal passengers in 2005, 95.2% were domestic and 4.8% were international passengers. In 2006, 96.9% were domestic and 3.1% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.
     The airport’s terminal passenger traffic consists predominantly of commercial aviation. In 2004, 2005 and 2006, commercial aviation accounted for approximately 94.1%, 92.2% and 93.0% respectively, and general aviation accounted for approximately 5.9%, 7.8% and 7.0%, respectively, of the airport’s terminal passenger traffic.
     A total of eight commercial airlines regularly operate at the airport, the principal ones of which are Aeroméxico, Aerolitoral, Aviacsa, Mexicana Avolar and VivaAerobus. In April 2006, Mexican regulatory authorities suspended the operations of Aerocalifornia, which accounted for approximately 25% of the airport’s commercial passenger traffic in 2005, due to safety concerns relating to the carrier’s fleet of aircraft. Although Aerocalifornia resumed limited operations in August 2006, we believe that Mexicana, which established routes to and from this airport in June 2006 similar to those historically served by Aerocalifornia, has absorbed a substantial portion of the passenger traffic previously served by Aerocalifornia.

     Airlines operating at this airport serve eight destinations. Of these destinations, Mexico City, Tijuana, Guadalajara, Monterrey, Hermosillo, La Paz and Los Angeles are the most important routes. VivaAerobus, Delta and Volaris began servicing routes to the airport in 2006. Continental and Delta expressed interest in servicing these routes, and we anticipate that both carriers will serve the airport in the near future.
     Culiacán International Airport is located approximately 12 kilometers (7 miles) from the city of Culiacán, whose population is approximately 750,000. Culiacán is the capital of the state of Sinaloa, an important producer of beef and agricultural products. The potential for growth of exports to the United States could generate an increase cargo operations at this airport, though we can offer no assurances that such growth will in fact occur or that cargo operations would increase as a result thereof.
     Although Culiacán International Airport operates 16 hours daily, from 6:00 a.m. to 10:00 p.m. (local time), it frequently extends its hours of operation until 11:30 p.m. to service cargo operations. Its runway capacity is 20 air traffic movements per hour. The airport occupies a total area of 289.9 hectares (31,204,576 square feet) and has two air bridges.
     In 2002, in order to improve efficiency, we completed construction of a new 8,046-square meter (86,607-square foot) terminal that includes 1,133 square meters (12,197 square feet) of commercial space, a boarding lounge, 15 commercial establishments, a 238-space public parking area, and a 73-space parking area for employees and authorities, a five-position apron for commercial aviation and two air bridges.
     Culiacán International Airport also includes military installations. The presence of these installations does not currently limit the airport’s runway capacity or otherwise affect its civil aviation operations, and we have no reason to anticipate that it will do so in the future.
Durango International Airport
     In each of 2004, 2005 and 2006, Durango International Airport accounted for approximately 2.2%, 2.0% and 2.0% of our terminal passenger traffic.
     In 2004, 2005 and 2006, a total of 210,774 terminal passengers, 214,920 terminal passengers and 236,200 terminal passengers, respectively, were served by Durango International Airport. Of the terminal passengers in 2004, 78% were domestic and 22% were international passengers. Of the terminal passengers in 2005, 80.5% were domestic and 19.5% were international passengers. In 2006, 81.3% were domestic and 18.7% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.
     A total of seven commercial airlines operate at the airport, the principal ones of which are Aeromar, Continental, Aeromexico, Avolar and VivaAerobus. In April 2006, Mexican regulatory authorities suspended the operations of Aerocalifornia, which accounted for 50% of the airport’s revenues in 2005, due to safety concerns relating to the carrier’s fleet of aircraft. Although Aerocalifornia resumed limited operations in August 2006, we believe that AVolar, which recently established routes to and from this airport similar to those historically served by Aerocalifornia, could absorb a substantial portion of the passenger traffic previously served by Aerocalifornia.
     Airlines operating at this airport service eight destinations. Of these, Chicago, Mexico City, Tijuana and Los Angeles are the most important routes.

     Durango International Airport is located approximately 16 kilometers (10 miles) from the City of Durango, which has a population of approximately 500,000 people. The state of Durango is rich in natural resources and is Mexico’s leading producer of wood, gold and bentonite, and the second leading producer of silver.
     Durango International Airport operates 14 hours daily, from 6:00 a.m. to 8:00 p.m. (local time). The airport’s runway is 2,900 meters (9,514 feet) long. The runway has five taxiways and a capacity of 40 air traffic movements per hour.
     The airport’s total area is 552.2 hectares (59,438,313 square feet). Its facilities include a 4,000 square meters (43,056 square feet) terminal building with 143 square meters (1,539 square feet) of commercial space. It has a three-position commercial aviation apron, a 26-position general aviation apron, and an 84-space public parking area. The airport has two gates for international or domestic flights.
     Recent improvements to the airport include the construction of a new boarding lounge for international and domestic flights, the expansion of the concourse, the renovation of commercial spaces and the addition of separate domestic and international baggage claim areas.
San Luis Potosí International Airport
     In 2004, 2005 and 2006, San Luis Potosí International Airport accounted for approximately 2.0%, 2.2% and 1.9%, respectively, of our terminal passenger traffic.
     In 2004, 2005 and 2006, a total of 195,700 terminal passengers, 233,610 terminal passengers and 227,102 terminal passengers, respectively, were served by San Luis Potosí International Airport. Of the terminal passengers in 2004, 75.9% were domestic and 24.1% were international passengers. Of the terminal passengers in 2005, 70.0% were domestic and 30.0% were international passengers. In 2006, 66.4% were domestic and 33.6% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.
     A total of five commercial airlines operate at the airport, of which the principal ones are Aeromar, Continental, American and Mexicana. Airlines operating at this airport serve four destinations. VivaAerobus has announced that it intends to begin service to the airport beginning January 2007. Of these destinations, the airport’s most important routes are Mexico City, Monterrey and Houston.
     San Luis Potosí International Airport is located approximately 15 kilometers (9 miles) from the city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of approximately 670,532. The city of San Luis Potosí is equidistant (300 kilometers) from three of the most important cities in Mexico (Mexico City, Guadalajara and Monterrey). It is located within an area that represents 80%, in the aggregate, of Mexico’s total economic consumption, making it a natural distribution center for packing and shipping companies. In 2005, in collaboration with Estafeta Mexicana S.A. de C.V., a major Mexican airfreight company, we completed the construction of an international cargo facility at this airport, which Estafeta Mexicana now occupies.
     The airport operates 24 hours daily and can serve as an alternate airport for Mexico City. The airport has two runways and main runway capacity of 20 air traffic movements per hour. The principal runway is 3,000 meters (9,843 feet) long and the secondary runway is 1,000 meters (3,281 feet) long. With a total area of 527.7 hectares (56,801,155 square feet), the airport’s facilities include a terminal building with approximately 2,613 square meters (28,126 square feet), including 287 square meters

(3,090 square feet) of commercial space, a three-position platform for commercial aviation, a 26-position platform for general aviation, three taxiways and a boarding lounge.
     The terminal building was remodeled in 2003.
Tampico International Airport
     According to the Mexican Bureau of Civil Aviation, Tampico International Airport was the twenty-fourth busiest airport in Mexico in 2006, in terms of commercial aviation passenger traffic. In 2004, 2005 and 2006, it accounted for approximately 3.4%, 3.8% and 4.1%, respectively, of our terminal passenger traffic.
     In 2004, 2005 and 2006, a total of 333,696 terminal passengers, 402,122 terminal passengers and 485,125 terminal passengers, respectively, were served by Tampico International Airport. Of the terminal passengers in 2004, 89.3% were domestic and 10.7% were international passengers. Of the terminal passengers in 2005, 88.7% were domestic and 11.3% were international passengers. In 2006, 89.1% were domestic and 10.9% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.
     Seven commercial airlines operate at the airport, the principal ones of which are (Mexicana, Aerolitoral, Aviacsa, Interjet, Continental and VivaAerobus). Airlines operating at this airport serve six destinations. Of these destinations, the airport’s principal routes are Mexico City, Toluca, Monterrey, Houston and Veracruz.
     Tampico International Airport serves the industrial zone of Tampico, Ciudad Madero and Altamira, which have a combined population of approximately 700,000. This industrial zone is home to companies in the petroleum and chemical industries.
     Tampico International Airport operates daily from 6:30 a.m. to 9:30 p.m. The airport has two runways in operation. The principal runway is 2,550 meters (8,366 feet) long with a capacity of 22 air traffic movements per hour and includes an instrument landing system (ILS), which provides precise guidance to assist aircraft during landing. The secondary runway is 1,300 meters (4,265 feet) in length.
     The airport’s total area is 391.7 hectares (42,162,237 square feet). Its facilities include a 6,250 square meter (67,275 square feet) terminal building, of which 514 square meters (5,531 square feet) are commercial space. It has a four-position apron for commercial aviation, a 36-position apron for general aviation, two taxiways and a boarding lounge.
     The Tampico International Airport terminal was recently remodeled to include additional commercial space and an exhibition area.
Torreón International Airport
     In 2004, 2005 and 2006, Torreón International Airport accounted for approximately 3.7%, 3.5% and 3.5%, respectively, of our terminal passenger traffic.
     In 2004, 2005 and 2006, a total of 361,400 terminal passengers, 374,559 terminal passengers and 410,124 terminal passengers, respectively, were served by Torreón International Airport. Of the terminal passengers in 2004, 86.8% were domestic and 13.2% were international passengers. Of the terminal passengers in 2005, 82.8% were domestic and 17.2% were international passengers. In 2006, 82.0% were domestic and 18% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.
     A total of seven commercial airlines operate at the airport, serving 11 destinations. Of these destinations, the airport’s principal routes are Ciudad Juárez, Los Angeles, Mexico City, Guadalajara and Monterrey.
     The principal commercial airlines are Aeroméxico, Aerocalifornia, Aerolitoral, Click Mexicana, Continental and American Airlines. VivaAerobus and Delta also recently established service to the airport. In April 2006, Mexican regulatory authorities suspended the operations of Aerocalifornia, due to safety concerns relating to the carrier’s fleet of aircraft. Although Aerocalifornia resumed limited operations in August 2006, we believe that Click Mexicana, which established routes to and from this airport in June 2006 similar to those historically served by Aerocalifornia, has absorbed a substantial portion of the passenger traffic previously served by Aerocalifornia.
     Torreón International Airport is located in the city of Torreón, which is part of the La Laguna region, which is Mexico’s top dairy-producing region and an important industrial and commercial region, with nearly 300 maquiladoras. Approximately 530,000 people live in the city of Torreón and about one million live in La Laguna region.
     Torreón International Airport operates 14 hours daily, from 7:00 a.m. to 9:00 p.m. (local time). The airport has two runways. The principal runway measures 2,750 meters (9,022 feet) in length with a runway capacity of 20 air traffic movements per hour, and the secondary runway measures 1,740 meters (5,709 feet) in length.
     The airport’s total area is 460 hectares (49,513,987 square feet). Its facilities include a terminal building, a seven-position apron for commercial aviation, a 14-position apron for general aviation, two taxiways, a boarding lounge and one air bridge. As a result of the recent remodeling and expansion project, the airport’s terminal building now includes additional check-in counters, VIP lounges and a second floor with an additional boarding lounge and a boarding bridge. The terminal building occupies approximately 5,275 square meters (56,780 square feet), including 460 square meters (4,950 square feet) of commercial space.
Zacatecas International Airport
     In 2004, 2005 and 2006, Zacatecas International Airport accounted for approximately 2.4%, 2.8% and 2.8%, respectively, of our terminal passenger traffic.
     In 2004, 2005 and 2006, a total of 236,692 terminal passengers, 297,137 terminal passengers and 332,224 terminal passengers, respectively, were served by Zacatecas International Airport. Of the terminal passengers in 2004, 59.5% were domestic and 40.5% were international passengers. Of the terminal passengers in 2005, 66.6% were domestic and 33.4% were international passengers. In 2006, 70.9% were domestic and 29.1% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.
     Three commercial airlines operate at the airport (Mexicana, Azteca and Transportes Aeromar), serving seven destinations, and VivaAerobus and Delta have announced that they intend to establish service to the airport in 2007. Of these destinations, the airport’s principal national routes are Tijuana, Bajío and connecting flights via Mexico City. Airlines serving the airport recently added service to the United States cities of Chicago, Los Angeles and Oakland. On March 26, 2007, Mexican regulatory authorities announced an immediate suspension of Azteca, which accounted for approximately 13.7% of our revenue at the airport in 2006, due to safety concerns and financial problems. We cannot guarantee whether or not Azteca will resume operations at the end of the suspension period or whether the suspension will have a material effect on our results from operations for 2007.
     Located in the center of Mexico, the state of Zacatecas (of which the city of Zacatecas is the capital) is Mexico’s leading silver producer and second leading producer of lead, copper, zinc and gold. The state of Zacatecas has a population of approximately 1.4 million.
     The airport currently operates 24 hours daily. The airport has one runway, which measures 3,000 meters (9,843 feet) in length. The runway capacity is 20 air traffic movements per hour.
     The airport’s total area is 218 hectares (23,465,324 square feet). The terminal building is 3,700 square meters (39,827 square feet), of which 156 square meters (1,676 square feet) is commercial area. It has a three-position apron for commercial aviation, a 12-position apron for general aviation, a boarding lounge, and a parking lot with 128 parking spaces.
Border Cities
Ciudad Juárez International Airport
     In 2004, 2005 and 2006, Ciudad Juárez International Airport accounted for approximately 5.9%, 5.8% and 5.9%, respectively, of our terminal passenger traffic.
     In 2004, 2005 and 2006, a total of 570,923 terminal passengers, 611,942 terminal passengers and 698,765 terminal passengers, respectively, were served by Ciudad Juárez International Airport. Of the terminal passengers in 2004, 99.7% were domestic. Of the terminal passengers in 2005, 99.7% were domestic. In 2006, 99.8% were domestic.
     Eight commercial airlines operate at the airport, serving eight destinations. The airport’s principal routes are Mexico City, Torreón, Monterrey, Guadalajara and Chihuahua.
     The airport is located in the city of Ciudad Juárez, which is near the U.S. border and has a population of approximately 1.2 million people. The city is a major center of the maquiladora industry, with about 400 automobile, electric and textile plants. Countries such as Singapore, Germany, France, Taiwan and the United States, as well as international companies such as Delphi, Lear, Toshiba, Johnson & Johnson, Ford and Motorola, have made investments in Ciudad Juárez. In addition, because Ciudad Juárez is a popular entry point to the United States many of the airport’s passengers consist of Mexican migrant workers traveling to Ciudad Juárez in order to seek work in the United States. Accordingly, although the airport’s passengers are predominantly domestic, its passenger traffic and results of operations are affected by economic conditions in both Mexico and the United States.
     Ciudad Juárez International Airport operates 14 hours daily, from 7:00 a.m. to 9:00 p.m. (local time). The airport has two runways. The principal runway measures 2,700 meters (8,858 feet) in length with a capacity of 20 air traffic movements per hour, and the secondary runway measures 1,750 meters (5,741 feet) in length.
     The airport’s total area is 921.4 hectares (99,178,670 square feet). Its facilities include a terminal building of 4,275 square meters (46,016 square feet), consisting of 471 square meters (5,069 square feet) of commercial space, a boarding lounge and two air bridges. The airport has a five-position commercial aviation apron, a nine-position general aviation apron, a one-position freight services apron and three taxiways. The airport has four gates for international and domestic flights.
     A new international cargo terminal was completed in 2005, which we anticipate will allow the airport to grow as a center for the shipment and distribution of goods in Mexico’s northern region. The new terminal includes a cargo apron, a warehouse, customs offices and public parking facilities.
Reynosa International Airport
     In 2004, 2005 and 2006, Reynosa International Airport accounted for approximately 1.5%, 1.4% and 1.2%, respectively, of our terminal passenger traffic.
     In 2004, 2005 and 2006, a total of 145,075 terminal passengers, 146,250 terminal passengers and 136,991 terminal passengers, respectively, were served by Reynosa International Airport. Of the terminal passengers in 2004, 2005 and 2006, 99.9% were domestic. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.
     Two commercial airlines operate at the airport, serving Mexico City and Poza Rica.
     The airport is located in Reynosa, a city of 800,000 inhabitants bordering the United States near the Gulf of Mexico. The city is a major maquiladora center, particularly for the electricity sector. We believe that Reynosa’s robust industrial economic activity and proximity to the United States create the potential for growth in air cargo services at the Reynosa International Airport, and we recently completed the construction of a new international cargo facility at the airport. In addition, because Reynosa is a popular entry point to the United States many of the airport’s passengers consist of Mexican migrant workers traveling to Reynosa in order to seek work in the United States. Accordingly, although the airport’s passengers are predominantly domestic, its passenger traffic and results of operations are affected by economic conditions in both Mexico and the United States.
     Reynosa International Airport operates 12 hours daily, from 7:00 a.m. to 7:00 p.m. (local time). The airport has one runway, which is 1,900 meters (6,234 feet) in length and has a runway capacity of 18 air traffic movements per hour.
     The airport’s total area is approximately 418 hectares (44,993,146 square feet). The terminal building is 1,212 square meters (13,046 square feet), which includes 135 square meters (1,458 square feet) of commercial area. It has a three-position apron for commercial aviation, a 12-position apron for general aviation, two taxiways, two private hangars, a boarding lounge, and a public parking area with 144 spaces.
Principal Customers
Principal Aeronautical Services Customers
Airline Customers
     As of December 31, 2006, over 20 international airlines and 14 Mexican airlines operated flights at our 13 airports. Aeroméxico and Aerolitoral operate the most flights at our airports, followed by Aviacsa, Mexicana and Click. In 2006, revenues from Aeroméxico and its affiliates totaled Ps. 377.9 million (U.S.$ 35.0 million), while revenues from Mexicana and its affiliates were Ps. 186.5 million (U.S.$ 17.3 million), and from Aviacsa and its affiliates were Ps. 151.3 million (U.S.$14.0 million), representing 24.0%, 11.8% and 9.6%, respectively, of our aeronautical revenues from airline customers for 2006. These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines.
     Historically, traditional carriers such as Aeroméxico and Mexicana have represented a substantial majority of the Mexican commercial airline market. In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market. In 2006, passengers traveling on discount and low-cost carriers, such as Avolar, Azteca, Interjet, Volaris, Alma and VivaAerobus accounted for approximately 9.7% of our commercial aviation passenger traffic. Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has the potential to significantly increase the use of air transportation in Mexico.
     Aeroméxico currently is owned by Consorcio Aeroméxico (formerly known as Cintra). The Mexican government directly owns approximately 10% of the capital stock of Consorcio Aeroméxico, and approximately 3.5% of the capital stock of Consorcio Aeroméxico is owned by NAFIN and approximately 50% of the capital stock of Consorcio Aeroméxico is owned by the Institute for the Protection of Bank Savings, a decentralized entity of the Mexican federal government. Consorcio Aeroméxico has announced that it is seeking to sell its interest in Grupo Aeroméxico, including its subsidiaries Aeroméxico and Aerolitoral. Until recently Consorcio Aeroméxico also owned Grupo Mexicana, whose subsidiaries include Mexicana and Click Mexicana (formerly known as Aerocaribe). In December 2005, the board of directors of Cintra sold Grupo Mexicana to Grupo Posadas, S.A de C.V., the largest hotel operator in Mexico. Grupo Aeroméxico and Grupo Mexicana also control other airlines operating in our airports, including Aerolitoral and Click, as well as the largest provider of baggage and ramp handling services at our airports SEAT, a joint venture between Grupo Aeroméxico and Grupo Mexicana.
     Aeroméxico and Mexicana, along with Aeromar and Aerolitoral, have in the past refused to pay certain increases in our airport service charges. In December 2001, we entered into an agreement with the National Air Transportation Chamber and the Ministry of Communications and Transportation pursuant to which we resolved existing disputes with our principal airline customers and established specific prices for aeronautical services applicable to those airlines. The National Air Transportation Chamber agreed to cause our principal airline customers to enter into (a) contracts governing charges for aeronautical services and (b) lease contracts for property used by the airlines. These airlines entered into agreements with us that are currently in effect, in some cases as a result of periodic renegotiations and resignations. Although this agreement expired in December 2005, we continued to charge its principal airline customers in accordance with the terms of the agreement until October 31, 2006, when we entered into a new agreement with the National Air Transportation Chamber that offers incentives, including discounts on airport charges, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports. These incentives could reduce our aeronautical revenues per terminal passenger in the future.
     In April 2006, Mexican regulatory authorities suspended the operations of Aerocalifornia due to safety concerns relating to the carrier’s fleet of aircraft. Services provided to Aerocalifornia accounted for approximately 6.0% of our revenues in 2005, primarily at our Culiacán, Durango and Torréon International Airports. Aerocalifornia resumed limited operations in August 2006. On March 26, 2007, Mexican regulatory authorities announced an immediate suspension of Azteca, which accounted for approximately 3.6% of our revenue in 2006, due to safety concerns and financial problems. We cannot guarantee whether or not Azteca will resume operations at the end of the suspension period or whether the suspension will have a material effect on our results from operations for 2007. As of May, 2007, domestic air traffic at the Zacatecas airport had decreased 17.4% since December 31, 2006 due to such suspension. Any similar suspension affecting our principal airline customers could have a material adverse effect on out results of operations.
     The following chart sets forth our principal air traffic customers as of December 31, 2006.

Percentage of
Principal Air Traffic Customers	2006 Revenues
Domestic:
Aeroméxico	20.2%
Mexicana	14.3%
Aviacsa	11.2%
Aerolitoral	8.4%
Interjet	4.8%
Aerocalifornia	2.6%
Líneas Aéreas Azteca	3.6%
Grupo Aeromonterrey	3.1%

Other	13.2%

Total Domestic	81.4%

International:
Continental	6.8%
American Airlines (including American Eagle)	4.1%
Alaska Airlines	1.7%
America West (including Mesa Airlines)	1.1%
Charters	2.3%
Other	2.6%

Total International	18.6%

Total	100%

Complementary Services Customers
     Our principal complementary services clients are two principal providers of ramp handling and baggage handling services, Menzies Aviation and SEAT, which provided Ps. 4.4 million of revenues in the form of access fees in 2006. Although SEAT is the primary provider of complementary services in our airports we earn only nominal portion of this revenue from SEAT.
     Our primary catering clients are Comisariato Gotre, S.A. de C.V. and Aerococina, S.A. de C.V., which provided Ps. 2.5 million in revenues in the form of access fees in 2006.
Principal Non-aeronautical Services Customers
     At December 31, 2006, we were party to approximately 700 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time-share sales and promotions services and tourist information and promotion services. As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers. In 2006, our largest commercial customers were Publitop (advertising), Aeroboutiques (duty free and duty paid stores), Aerocomidas (food and beverage), Cenca (magazines), Telmex (telecommunications), Aeroméxico, Aerolitoral, Mexicana and the American Express Company (VIP lounges).
Seasonality
     Our business is subject to seasonal fluctuations. In general, demand for air travel is typically higher during the summer months and during the winter holiday season, particularly in international markets, because there is more vacation travel during these periods. Our results of operations generally reflect this seasonality, but have also been impacted by numerous other factors that are not necessarily seasonal, including economic conditions, war or threat of war, weather, air traffic control delays and general economic conditions, as well as the other factors discussed above. As a result, our operating results for a quarterly period are not necessarily indicative of operating results for an entire year, and historical operating results are not necessarily indicative of future operating results.
Competition
     Excluding our airports servicing tourist destinations, our airports currently are the only major airports in the geographic areas that they serve and generally do not face significant competition.
     However, since the Acapulco, Mazatlán and Zihuatanejo International Airports are substantially dependent on tourists, these airports face competition from competing tourist destinations. We believe that the main competitors to these airports are those airports serving vacation destinations in Mexico, such as Los Cabos, Cancún and Puerto Vallarta, and abroad, such as in Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic, other Caribbean islands and Central America.
     The relative attractiveness of the locations we serve is dependent on many factors, some of which are beyond our control. These factors include the general state of the Mexican economy and the attractiveness of other commercial and industrial centers in Mexico that may affect the attractiveness of Monterrey and other growing population centers in our airport group, such as Ciudad Juárez and San Luis Potosí. In addition, with respect to Acapulco, Mazatlán and Zihuatanejo, these factors include promotional activities and pricing policies of hotel and resort operators, weather conditions, natural disasters (such as hurricanes and earthquakes) and the development of new resorts that may be considered more attractive. There can be no assurance that the locations we serve will continue to attract the same level of passenger traffic in the future.
     The Mexican Airport and Auxiliary Services Agency currently operates 19 small airports in Mexico’s central and northern regions. The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 27.3% of the passenger traffic in this region.
     In the future, we may also face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession. Historically, Aeropuerto del Norte has been used solely for general aviation operations. Recently, the state of Nuevo Leon has approached the Ministry of Communications and Transportation to discuss the amendment of Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations. We understand that Aeropuerto del Norte is not capable of accommodating commercial traffic with its current infrastructure. To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession. However, there can be no assurance that the Ministry of Communications and Transportation will not authorize such an amendment and that commercial aviation flights will not operate from Aerpuerto del Norte in the future.
     In addition, the Mexican government could grant new concessions to operate existing government-managed airports or authorize the construction of new airports, which could compete directly with our airports. Any competition from other such airports could have a material adverse effect on our business and results of operations.
REGULATORY FRAMEWORK
Sources of Regulation
     The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:
•	the Mexican Airport Law (Ley de Aeropuertos), enacted December 22, 1995;

•	the regulations under the Mexican Airport Law (Reglamento del la Ley de Aeropuertos), enacted February 17, 2000;

•	the Mexican Communications Law (Ley de Vias Generales de Comunicación), enacted February 19, 1940;

•	the Mexican Civil Aviation Law (Ley de Aviación Civil), enacted May 12, 1995;

•	the Mexican Federal Duties Law (Ley Federal de Derechos), enacted December 31, 1981, which may be revised on an annual basis and stipulates the applicable basis and rate for calculating the concession fee and duties payable under the current budget;

•	the Mexican National Assets Law (Ley de Bienes Nacionales), enacted May 20, 2004;

•	the concessions that entitle our subsidiaries to operate our 13 airports for a term of fifty years beginning on November 1, 1998; and

•	the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica), enacted December 24, 1992.
     The Mexican Airport Law and the regulations under the Mexican Airport Law establish the general framework regulating the construction, operation, maintenance and development of Mexican airport facilities. The Mexican Airport Law’s stated intent is to promote the expansion, development and modernization of Mexico’s airport infrastructure by encouraging investment and competition.
     Under the Mexican Airport Law, the holder of a concession granted by the Ministry of Communications and Transportation is required to construct, operate, maintain and develop a public service airport in Mexico. A concession generally must be granted pursuant to a public bidding process, except for: (i) concessions granted to (a) entities considered part of “the federal public administration” as defined under Mexican law and (b) private companies whose principal stockholder may be a state or municipal government; (ii) concessions granted to operators of private airports (who have operated privately for five or more years) wishing to begin operating their facilities as public service airports; and (iii) complementary concessions granted to existing concession holders. Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand. On June 29, 1998, the Ministry of Communications and Transportation granted 13 concessions to operate, maintain and develop the 13 principal airports in Mexico’s Central North region to OMA’s subsidiaries. Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process. However, the process of selling Series BB shares currently representing 14.7% of our capital stock to our strategic stockholder pursuant to the privatization process was conducted through a public bidding process. Each of our concessions was amended on September 12, 2000 in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.
     On February 17, 2000, the regulations under the Mexican Airport Law were issued, and we believe we are currently complying in all material respects with the requirements of the Mexican Airport Law and its regulations. Noncompliance with these regulations could result in fines or other sanctions being assessed by the Ministry of Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times.
     On May 20, 2004, a new Mexican National Assets Law was adopted and published in the Official Gazette of the Federation (Diario Oficial de la Federación) which, among other things, establishes regulations relating to concessions on real property held in the public domain, including the airports that we operate. The new Mexican National Assets Law establishes new grounds for revocation of concessions for failure to pay the applicable taxes, but does not specify which taxed must be paid, including whether certain taxes to municipalities must be paid by the concessionaire.
     To the best of our knowledge as of the date hereof, the constitutionality of the new Mexican National Assets Law has not been challenged in Mexico’s court system. If challenged in the future, a court could declare the tax void or determine an alternate amount.
Role of the Ministry of Communications and Transportation
     The Ministry of Communications and Transportation is the principal regulator of airports in Mexico and is authorized by the Mexican Airport Law to perform the following functions:
•	plan, formulate and establish the policies and programs for the development of the national airport system;

•	construct, administer and operate airports and airport-related services for the public interest;

•	grant, modify and revoke concessions for the operation of airports;

•	establish air transit rules and rules regulating take-off and landing schedules through the Mexican air traffic control authority;

•	take all necessary action to create an efficient, competitive and non-discriminatory market for airport-related services, and set forth the minimum operating conditions for airports;

•	establish safety regulations;

•	close airports entirely or partially when safety requirements are not being satisfied;

•	monitor airport facilities to determine their compliance with the Mexican Airport Law, other applicable laws and the terms of the concessions;

•	maintain the Mexican aeronautical registry for registrations relating to airports;

•	impose penalties for failure to observe and perform the rules under the Mexican Airport Law, the regulations thereunder and the concessions;

•	approve any transaction or transactions that directly or indirectly may result in a change of control of a concession holder;

•	approve the master development programs prepared by each concession holder every five years;

•	determine each airport’s maximum rates;

•	approve any agreements entered into between a concession holder and a third party providing airport or complementary services at its airport; and

•	perform any other function specified by the Mexican Airport Law.
     In addition, under the Mexican Organic Law of the Federal Public Administration (Ley Orgánica de la Administración Pública Federal), the Mexican Airport Law and the Mexican Civil Aviation Law, the Ministry of Communications and Transportation is required to provide air traffic control, radio assistance and aeronautical communications at Mexico’s airports. The Ministry of Communications and Transportation provides these services through Services for Navigation in Mexican Air Space, the Mexican air traffic control authority, which is a division of the Ministry of Communications and Transportation. Since 1978, the Mexican air traffic control authority has provided air traffic control for Mexico’s airports.
Concession Tax
     Under Article 232-A of the Mexican Federal Duties Law, holders of airport concessions must pay a tax for the use of state-owned assets. As such, each of our subsidiary concession holders is required to pay a concession tax based on its gross annual revenues from the use of public domain assets pursuant to the terms of its concession. Currently, this concession tax is set at a rate of 5% and may be revised at any time by the Mexican government. Our concessions provide that we may request an amendment of our maximum rates if there is a change in this concession tax, although there can be no assurance that this request will be honored.
Scope of Concessions
     We holds concessions granted to us by the Mexican government to use, operate, maintain and develop 13 airports in the Central North region of Mexico in accordance with the Mexican Airport Law. As authorized under the Mexican Airport Law, each of the concessions is held by one of our subsidiaries for an initial 50-year term beginning on November 1, 1998. This initial term of each of our concessions may be renewed in one or more terms for up to an additional 50 years, subject to our acceptance of any new conditions imposed by the Ministry of Communications and Transportation and to our compliance with the terms of our concession.

     The concessions held by our subsidiary concession holders allow the relevant concession holder, during the term of the concession, to: (i) operate, maintain and develop its airport and carry out any necessary construction in order to render airport, complementary and commercial services as provided under the Mexican Airport Law and the Mexican Airport Law regulations; and (ii) use and develop the assets that comprise the airport that is the subject of the concession (consisting of the airport’s real estate and improvements but excluding assets used in connection with fuel supply and storage). These assets are government-owned assets, subject to the Mexican National Assets Law. Upon expiration of a concession, the use of these assets, together with any improvements thereto, automatically revert to the Mexican government.
     Concession holders are required to provide airport security, which must include contingent and emergency plans in accordance with the regulations under the Mexican Airport Law. The security regulations shall be implemented in accordance with the requirements set forth in the National Program for Airport Security. In addition, the regulations pertaining to the Mexican Airport Law specify that an airport concession holder is responsible for the inspection of passengers and carry-on luggage prior to approaching the departure gates, and specify that the transporting airline is responsible for the inspection of checked-in luggage and cargo. If public order or national security is endangered, the competent federal authorities are authorized to act to protect the safety of aircraft, passengers, cargo, mail, installations and equipment.
     The International Civil Aviation Organization recently established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives. Although the Mexican federal government has yet to adopt the new baggage screening guidelines into the Mexican Civil Aviation Law (Ley de Aviación Civil), we expect that Mexican law will require airlines to comply with these guidelines in the near future. We are currently negotiating with our principal airline customers to enter into service agreements pursuant to which we expect to agree to purchase, install and operate new screening equipment and implement other screening measures to facilitate its airline customers’ compliance with the new baggage screening guidelines. Pursuant to these agreements, we expect that the airlines will be obligated to indemnify us for all claims arising out of our purchase, installation or operation of the screening equipment other than claims based on gross negligence or the willful misconduct of its employees. If the new screening equipment signals the potential presence of prohibited items in a passenger’s baggage, the new process would require that such baggage be inspected manually, whether or not its owner is present. The possibility for manual inspections pursuant to the new screening process raises issues concerning the permissibility, under the Mexican constitution, of manual baggage searches, generally, and searches outside the presence of the owners of the baggage, specifically. Although Mexican law holds airlines liable for errors in baggage screening, our purchase, installation and operation of the new equipment could increase our exposure to liability as a result of our involvement in the screening process. Until we agree on the contractual terms with the airlines and the new screening equipment becomes operational, checked baggage will continue to be screened by hand by each airline in order to comply with the new screening guidelines. In some countries, such as the United States of America, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage. Under Mexican law, however, airlines are responsible for screening checked baggage. Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the new equipment could increase our exposure to liability as a result of our involvement in the screening process. In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus subject to potential liability, if Mexican law changes in the future.

     The shares of a concession holder and the rights under a concession may be subject to a lien only with the approval of the Ministry of Communications and Transportation. No agreement documenting liens approved by the Ministry of Communications and Transportation may allow the beneficiary of a pledge to become a concession holder under any circumstances.
     A concession holder may not assign any of its rights or obligations under its concession without the authorization of the Ministry of Communications and Transportation. The Ministry of Communications and Transportation is authorized to consent to an assignment only if the proposed assignee satisfies the requirements to be a concession holder under the Mexican Airport Law, undertakes to comply with the obligations under the relevant concession and agrees to any other conditions that the Ministry of Communications and Transportation may require.
General Obligations of Concession Holders
     The concessions impose certain obligations on the concession holders, including, among others, (i) the obligation to pay the concession tax described above, (ii) the obligation to deliver concession services in a continuous, public and non-discriminatory manner, (iii) the obligation to maintain the airports in good working condition and (iv) the obligation to make investments with respect to the infrastructure and equipment in accordance with the master development programs and the concessions.
     Each concession holder and any third party providing services at an airport is required to carry specified insurance in amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the Ministry of Communications and Transportation. To date the Ministry of Communications and Transportation has not specified the required amounts of insurance. We may be required to obtain additional insurance once these amounts are specified.
     OMA, together with our subsidiary concession holders are jointly and severally liable to the Ministry of Communications and Transportation for the performance of all obligations under the concessions held by our subsidiaries. Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession and in the master development programs, including the obligations arising from third-party contracts, as well as for any damages to the Mexican government-owned assets that they use and to third-party airport users. In the event of a breach of one concession, the Ministry of Communications and Transportation is entitled to revoke all of the concessions held by our subsidiaries.
     Substantially all of the contracts entered into prior to the grant of our concessions by the Mexican Airport and Auxiliary Services Agency with respect to each of our airports were assigned to the relevant concession holder for each airport. As part of this assignment, each concession holder agreed to indemnify the Mexican Airport and Auxiliary Services Agency for any loss suffered by the Mexican Airport and Auxiliary Services Agency due to the concession holder’s breach of its obligations under an assigned agreement.
Classification of Services Provided at Airports
     The Mexican Airport Law and the Mexican Airport Law regulations classify the services that may be rendered at an airport into the following three categories:
•	Airport Services. Airport services may be rendered only by the holder of a concession or a third party that has entered into an agreement with the concession holder to provide such services. These services include the following:

•	the use of airport runways, taxiways and aprons for landing, aircraft parking and departure;

•	the use of hangars, passenger walkways, transport buses and car parking facilities;

•	the provision of airport security services, rescue and firefighting services, ground traffic control, lighting and visual aids;

•	the general use of terminal space and other infrastructure by aircraft, passengers and cargo; and

•	the provision of access to an airport to third parties providing complementary services (as defined in the Mexican Airport Law) and third parties providing permanent ground transportation services (such as taxis).
•	Complementary Services. Complementary services for which the airlines are responsible may be rendered by an airline, by the airport operator or by a third party under agreements with airlines and the airport operator. These services include: ramp and handling services, checked baggage screening, aircraft security, catering, cleaning, maintenance, repair and fuel supply (provided exclusively by the Mexican government’s Aeropuertos y Servicios Auxiliares, or ASA) and related activities that provide support to air carriers.

•	Commercial Services. Commercial services involve services that are not considered essential to the operation of an airport or aircraft, and include, among other things, the leasing of space to retailers, restaurants and banks, and advertising.
     Third parties rendering airport, complementary or commercial services are required to do so pursuant to a written agreement with the relevant concession holder. We have entered into agreements with third parties for security and surveillance services and ramp handling and baggage handling services and checked baggage services only. We provide all other such services ourselves. All agreements relating to airport or complementary services are required to be approved by the Ministry of Communications and Transportation. The Mexican Airport Law provides that the concession holder is jointly liable with these third parties for compliance with the terms of the relevant concession with respect to the services provided by such third parties. All third-party service providers are required to be corporations incorporated under Mexican law.
     Airport and complementary services are required to be provided to all users in a uniform and regular manner, without discrimination as to quality, access or price. Concession holders are required to provide airport and complementary services on a priority basis to military aircraft, disaster support aircraft and aircraft experiencing emergencies. Airport and complementary services are required to be provided at no cost to military aircraft and aircraft performing national security activities. The concession holders have not and do not provide complementary services as these services are provided by third parties.
     In the event of force majeure, the Ministry of Communications and Transportation may impose additional regulations governing the provision of services at airports, but only to the extent necessary to address the force majeure event. The Mexican Airport Law allows the airport administrator appointed by a concession holder to suspend the provision of airport services in the event of force majeure.

     A concession holder is also required to allow for a competitive market for complementary services. A concession holder may only limit the number of providers of complementary services in its airport due to space, efficiency and safety considerations. If the number of complementary service providers must be limited due to these considerations, contracts for the provision of complementary services must be awarded through a competitive bidding process.
Master Development Programs
     Concession holders are also required to submit to the Ministry of Communications and Transportation a master development program describing, among other things, the concession holder’s construction and maintenance plans.
     Every five years, we are required to submit to the Ministry of Communications and Transportation for approval a master development program for each of our concessions describing, among other matters, our strategy, traffic forecasts, and expansion, modernization and maintenance plans for the following 15 years. Each master development program is required to be updated every five years and resubmitted for approval to the Ministry of Communications and Transportation. Upon such approval, the master development program is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made pursuant to a concession holder’s master development program or upon approval by the Ministry of Communications and Transportation. Information required to be presented in the master development program includes:
•	airport growth and development expectations;

•	15-year projections for air traffic demand (including passenger, cargo and operations);

•	construction, conservation, maintenance, expansion and modernization programs for infrastructure, facilities and equipment;

•	a binding five-year detailed investment program and planned major investments for the following ten years;

•	descriptive airport plans specifying the distinct uses for the corresponding airport areas;

•	any financing sources; and

•	environmental protection measures.
     The concessions require the concession holder to provide for a 24-month period to prepare and submit the concession holder’s master development program and consider the necessary requirements of the airport users in the preparation of the master development program, and shall consider the opinions of air carriers and operations and timetable’s committee. The concession holder must submit a draft of the master development program to such committee and air carriers for their review and comments six months prior to its submission for approval to the Ministry of Communications and Transportation. Further, the concession holder must submit, six months prior to the expiration of the five-year term, the new master development program to the Ministry of Communications and Transportation. The Ministry of Communications and Transportation may request additional information or clarification as well as seek further comments from airport users. The Ministry of Defense may also opine on the master development programs.

     Any major construction project, renovation or expansion relating to an airport can only be done pursuant to the master development program of the concession holder or with the approval of the Ministry of Communications and Transportation. We are required to spend the full amounts set forth in each investment program under its master development programs.
     Changes to a master development program and investment program require the approval of the Ministry of Communications and Transportation, except for emergency repairs and minor works that do not adversely affect an airport’s operations.
     In December 2005, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2006 to 2010 period. These five-year programs will be in effect from January 1, 2006 until December 31, 2010.
     Pursuant to the terms of our concessions, we are required to comply with the investment obligations under the master development programs on a year-by-year basis and the Ministry of Communications and Transportation is entitled to review out compliance thereunder (and apply sanctions accordingly) on a year-by-year basis. Although historically the Ministry of Communications and Transportation has indicated its intent to review our compliance with these obligations on an aggregate five-year basis, we understand that the Ministry may also conduct more limited reviews of our compliance with our obligations on a year-by-year basis going forward.
Revenue Regulation
     The Mexican Airport Law provides for the Ministry of Communications and Transportation to establish price regulations for services for which the Antitrust Commission determines that a competitive market does not exist. In 1999, the Antitrust Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the Ministry of Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to third parties rendering complementary services in our airports. On September 12, 2000, a new regulation, the Rate Regulation, was incorporated within the terms of each of our concessions. This regulation provides a framework for the setting by the Ministry of Communications and Transportation of five-year maximum rates.
Regulated Revenues
     The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of airport facilities by airlines and passengers and principally consist of a fee for each departing passenger, aircraft landing fees based on the aircraft’s weight and arrival time, an aircraft parking fee, a fee for the transfer of passengers from the aircraft to the terminal building and a security charge for each departing passenger.
     Since January 1, 2000, all of our revenues from aeronautical services have been subject to a price regulation system established by the Ministry of Communications and Transportation. This price regulation system establishes a “maximum rate” for each airport for every year in a five-year period. The “maximum rate” is the maximum amount of revenues per “workload unit” that may be earned at an airport each year from regulated revenue sources. Under this regulation, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. We are able to set the specific prices for regulated services, other than complementary services and leasing of space to airlines, for each of our airports, every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenue from regulated services at an airport does not exceed the maximum rate per workload unit at that airport on an annual basis. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic increase the workload units permit greater revenues overall within each five-year period for which maximum rates are established.
     In 2006, approximately 81.3% of our total revenues were earned from aeronautical services subject to price regulation under the maximum rates.
     Each airport’s maximum rate is to be determined for each year by the Ministry of Communications and Transportation based on a general framework established in our concessions. This framework reflects, among other factors, projections of an airport’s revenues, operating costs and capital expenditures, as well as the estimated cost of capital related to regulated services and projected annual efficiency adjustments determined by the Ministry of Communications and Transportation. The schedule of maximum rates for each airport is to be established every five years.
     Our revenues from non-aeronautical services, including revenues that we earn from most commercial activities in our terminals, are not subject to this maximum-rate price regulation system and are therefore not subject to a ceiling.
Historical Maximum Rates and Maximum Rates for 2006 through 2010
     In 2000, the Ministry of Communications and Transportation set each airport’s maximum rates for the period from January 1, 2001 through December 31, 2005 in connection with the process for the opening of Mexico’s airports to private investment. These initial maximum rates are set forth in the concession for each airport. In December 2005, the Ministry of Communications and Transportation set new airport maximum rates for the period from January 1, 2006 through December 31, 2010.
     The following tables set forth the maximum rates for each of our airports for the periods indicated under our 2001 to 2005 master development programs and under the master development programs that went into effect as of January 1, 2006. These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.”

Historical Maximum Rates(1)

	Year Ended December 31,
	2001		2002		2003		2004		2005
Acapulco	Ps.	127.72	Ps.	123.83	Ps.	122.59	Ps.	121.37	Ps.	120.16
Ciudad Juárez		104.37		97.62		96.63		95.67		94.71
Culiacán		119.69		113.10		111.98		110.86		109.74
Chihuahua		125.53		108.81		107.72		106.64		105.58
Durango		132.83		128.70		127.40		126.13		124.88
Mazatlán		118.23		112.02		110.90		109.80		108.69
Monterrey		122.61		110.81		109.71		108.62		107.53
Reynosa		130.64		123.07		121.83		120.60		119.41
San Luis Potosí		139.40		93.24		92.30		91.38		90.47
Tampico		132.10		126.49		125.22		123.97		122.73
Torreón		124.07		118.98		117.79		116.62		115.44
Zacatecas		129.18		124.38		123.12		121.90		120.68
Zihuatanejo		110.93		108.22		107.14		106.07		105.00

(1)	Expressed in constant pesos as of December 31, 2006.
Current Maximum Rates(1)

	Year ended December 31,
	2006		2007		2008		2009		2010
Acapulco	Ps.	134.77	Ps.	133.75	Ps.	132.75	Ps.	131.75	Ps.	130.76
Ciudad Juárez		105.30		104.51		103.73		102.95		102.18
Culiacán		116.54		115.67		114.81		113.94		113.08
Chihuahua		114.22		113.37		112.51		111.67		110.83
Durango		130.15		129.17		128.20		127.24		126.29
Mazatlán		133.76		132.76		131.76		130.77		129.80
Monterrey		107.79		106.98		106.18		105.39		104.60
Reynosa		122.07		121.16		120.25		119.35		118.45
San Luis Potosí		91.13		90.45		89.77		89.10		88.43
Tampico		129.11		128.14		127.19		126.23		125.28
Torreón		131.77		130.77		129.80		128.82		127.86
Zacatecas		136.55		135.53		134.51		133.50		132.50
Zihuatanejo		137.57		136.54		135.51		134.50		133.49

(1)	Expressed in constant pesos as of December 31, 2006.
Methodology for Determining Future Maximum Rates
     The Rate Regulation provides that each airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:
•	Projections for the following fifteen years of workload units (each of which is equivalent to one terminal passenger or 100 kilograms (220 pounds) of commercial cargo), operating costs and expenses related to services subject to price regulation and pre-tax earnings from services subject to price regulation. The concessions provide that projections for workload units and expenses related to regulated services are to be derived from the terms of the relevant concession holder’s master development program for the following fifteen years.
•	Projections for the following fifteen years of capital expenditures related to regulated services, based on air traffic forecasts and quality of standards for services to be derived from the master development programs.

•	Reference values, which initially were established in the concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value.

•	A discount rate to be determined by the Ministry of Communications and Transportation. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the prior 24 months plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in Mexico.

•	An efficiency factor to be determined by the Ministry of Communications and Transportation. For the five-year period ending December 31, 2005, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 1.0%. For the five-year period ending December 31, 2010, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.75%.
     Our concessions specify a discounted cash flow formula to be used by the Ministry of Communications and Transportation to determine the maximum rates that, given the projected pre-tax earnings, the efficiency adjustment, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates. We prepared a proposal to submit to the Ministry of Communications and Transportation establishing the values we believe should be used with respect to each variable included in the determination of maximum rates, including the efficiency factor, projected capital expenditures and the discount rate. The maximum rates ultimately established by the Ministry of Communications and Transportation reflect a negotiation between the Ministry and us regarding these variables.
     The concessions provide that each airport’s reference values, discount rate and the other variables used in calculating the maximum rates do not represent an undertaking by the Ministry of Communications and Transportation or the Mexican government as to the profitability of any concession holder. Therefore, whether or not the maximum rates (or the amounts up to the maximum rates that we have been able to collect) multiplied by workload units at any airport generate a profit or exceed our profit estimates, or reflect the actual profitability, discount rates, capital expenditures or productivity gains at that airport over the five-year period, we are not entitled to any adjustment to compensate for this shortfall.
     To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City). On December 31, 2006, the daily minimum wage in Mexico City was Ps.50.57. As a result, the maximum penalty at such date could have been Ps.2.5 million (U.S.$0.2 million) per airport.
     Our concessions provide that, during 2000 and 2001 the calculation of workload units included only terminal passengers. Beginning January 1, 2002, the Ministry of Communications and Transportation established that the calculation of workload units would also include commercial cargo for subsequent years. The current workload unit calculation is therefore equal to one terminal passenger or 100 kilograms (220 pounds) of commercial cargo.
Special Adjustments to Maximum Rates
     Once determined, each airport’s maximum rates are subject to special adjustment only under the following circumstances:
•	Change in law or natural disasters. A concession holder may request an adjustment in its maximum rates if a change in law with respect to quality standards or safety and environmental protection results in operating costs or capital expenditures that were not contemplated when its maximum rates were determined. In addition, a concession holder may also request an adjustment in its maximum rates if a natural disaster affects demand or requires unanticipated capital expenditures. There can be no assurance that any request on these grounds would be approved.

•	Macroeconomic conditions. A concession holder may also request an adjustment in its maximum rates if, as a result of a decrease of at least 5% in Mexican gross domestic product in a 12-month period, the workload units processed in the concession holder’s airport are less than that projected when its master development program was approved. To grant an adjustment under these circumstances, the Ministry of Communications and Transportation under the master development program must have already allowed the concession holder to decrease its projected capital improvements as a result of the decline in passenger traffic volume. There can be no assurance that any request on these grounds would be approved.

•	Increase in concession tax under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. There can be no assurance that any request on these grounds would be approved.

•	Failure to make required investments or improvements. The Ministry of Communications and Transportation annually is required to review each concession holder’s compliance with its master development program (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its master development program, the Ministry of Communications and Transportation is entitled to decrease the concession holder’s maximum rates and assess penalties.

•	Excess revenues. In the event that revenues subject to price regulation per workload unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the Ministry of Communications and Transportation is also entitled to assess penalties against the concession holder.

Ownership Commitments and Restrictions
     The concessions require us to retain a 51% direct ownership interest in each of its 13 concession holders throughout the term of these concessions. Any acquisition by OMA or one of our concession holders of any additional airport concessions or of a beneficial interest of 30% or more of another concession holder requires the consent of the Antitrust Commission. In addition, the concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.
     Air carriers are prohibited under the Mexican Airport Law from controlling or beneficially owning 5% or more of the shares of a holder of an airport concession. We, and each of our subsidiaries, are similarly restricted from owning 5% or more of the shares of any air carrier.
     Foreign governments acting in a sovereign capacity are prohibited from owning any direct or indirect equity interest in a holder of an airport concession.
Reporting, Information and Consent Requirements
     Concession holders and third parties providing services at airports are required to provide the Ministry of Communications and Transportation access to all airport facilities and information relating to an airport’s construction, operation, maintenance and development. Each concession holder is obligated to maintain statistical records of operations and air traffic movements in its airport and to provide the Ministry of Communications and Transportation with any information that it may request. Each concession holder is also required to publish its annual audited consolidated financial statements in a principal Mexican newspaper within the first four months of each year.
     The Mexican Airport Law provides that any person or group directly or indirectly acquiring control of a concession holder is required to obtain the consent of the Ministry of Communications and Transportation to such control acquisition. For purposes of this requirement, control is deemed to be acquired in the following circumstances:
•	if a person acquires 35% or more of the shares of a concession holder;

•	if a person has the ability to control the outcome of meetings of the stockholders of a concession holder;

•	if a person has the ability to appoint a majority of the members of the board of directors of a concession holder; or

•	if a person by any other means acquires control of an airport.
     Under the regulations to the Mexican Airport Law, any company acquiring control of a concession holder is deemed to be jointly and severally liable with the concession holder for the performance of the terms and conditions of the concession.
     The Ministry of Communications and Transportation is required to be notified upon any change in a concession holder’s chief executive officer, board of directors or management. A concession holder is also required to notify the Ministry of Communications and Transportation at least 90 days prior to the adoption of any amendment to its bylaws concerning the dissolution, corporate purpose, merger, transformation or spin-off of the concession holder.

Penalties and Termination and Revocation of Concessions and Concession Assets
Termination of Concessions
     Under the Mexican Airport Law and the terms of the concessions, a concession may be terminated upon any of the following events:
•	the expiration of its term;

•	the surrender by the concession holder;

•	the revocation of the concession by the Ministry of Communications and Transportation;

•	the reversion of the Mexican government-owned assets that are the subject of the concession (principally real estate, improvements and other infrastructure);

•	the inability to achieve the purpose of the concession, except in the event of force majeure;

•	the dissolution, liquidation or bankruptcy of the concession holder; or

•	the failure by the concession holder to satisfy the shareholding obligations set forth in the concession.
     Following a concession’s termination, the concession holder remains liable for the performance of its obligations during the term of the concession.
Revocation of Concessions
     A concession may be revoked by the Ministry of Communications and Transportation under certain conditions, including:
•	the failure by a concession holder to begin operating, maintaining and developing an airport pursuant to the terms established in the concession;

•	the failure by a concession holder to maintain insurance as required under the Mexican Airport Law;

•	the assignment, encumbrance, transfer or sale of a concession, any of the rights thereunder or the assets underlying the concession in violation of the Mexican Airport Law;

•	any alteration of the nature or condition of an airport’s facilities without the authorization of the Ministry of Communications and Transportation;

•	use, with a concession holder’s consent or without the approval of air traffic control authorities, of an airport by any aircraft that does not comply with the requirements of the Mexican Civil Aviation Law, that has not been authorized by the Mexican air traffic control authority, or that is involved in the commission of a felony;

•	knowingly appointing a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws;

•	the failure by the concession holder to pay the Mexican government the concession tax;

•	our failure to beneficially own at least 51% of the capital stock of its subsidiary concession holders;

•	a violation of the safety regulations established in the Mexican Airport Law and other applicable laws;

•	a total or partial interruption of the operation of an airport or its airport or complementary services without justified cause;

•	the failure to maintain the airport’s facilities;

•	the provision of unauthorized services;

•	the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third-party service provider;

•	charging prices higher than those registered with the Ministry of Communications and Transportation for regulated services or exceeding the applicable maximum rate;

•	any act or omission that impedes the ability of other service providers or authorities to carry out their functions within the airport; or

•	any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.
     The Ministry of Communications and Transportation is entitled to revoke a concession without prior notice as a result of the first six events described above. In the case of other violations, a concession may be revoked as a result of a violation only if sanctions have been imposed at least three times with respect to the same violation.
     Pursuant to the terms of our concessions, in the event the Ministry of Communications and Transportation revokes one of our concessions, it is entitled to revoke all of our other concessions.
     According to the Mexican National Assets Law, Mexico’s national patrimony consists of private and government-owned assets of Mexico. The surface area of our airports and improvements on such space are considered government-owned assets. A concession concerning government-owned assets may be “rescued”, or revert to the Mexican government prior to the concession’s expiration, when considered necessary for the public interest. In exchange, the Mexican government is required to pay compensation as determined by expert appraisers. Following a declaration of “rescue,” or reversion, the assets that were subject to the concession are automatically returned to the Mexican government.
     In the event of war, public disturbances or threats to national security, the Mexican government may assume the operations (through a process known as requisa) of any airport, airport and complementary services as well as any other airport assets. Such government action may exist only during the duration of the emergency. Except in the case of war, the Mexican federal government is required to compensate all affected parties for any damages or losses suffered as a result of such government action. If the Mexican government and a concession holder cannot agree as to the appropriate amount of damages or losses, the amount of damages shall be determined by experts jointly appointed by both parties and the amount of losses shall be determined based on the average net income of the concession holder during the previous year.
     The Mexican Airport Law provides that sanctions of up to 200,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession. On December 31, 2006, the daily minimum wage in Mexico City was Ps.50.57. As a result, the maximum penalty at such date could have been Ps.2.5 million (U.S.$0.2 million).
Consequences of Termination or Revocation of a Concession
     Upon termination, whether as a result of expiration or revocation, the real estate and fixtures that were the subject of the concession automatically revert to the Mexican government. In addition, upon termination the Mexican federal government has a preemptive right to acquire all other assets used by the concession holder to provide services under the concession at prices determined by expert appraisers appointed by the Ministry of Communications and Transportation. Alternatively, the Mexican government may elect to lease these assets for up to five years at fair market rates as determined by expert appraisers appointed by the Mexican government and the concession holder. In the event of a discrepancy between appraisals, a third expert appraiser must be jointly appointed by the Mexican government and the concession holder. If the concession holder does not appoint an expert appraiser, or if such appraiser fails to determine a price, the determination of the appraiser appointed by the Mexican government will be conclusive. If the Mexican government chooses to lease the assets, it may thereafter purchase the assets at their fair market value, as determined by an expert appraiser appointed by the Mexican government.
     The Mexican Communications Law, however, provides that upon expiration, termination or revocation of a concession, all assets necessary to operate the airports will revert to the Mexican government, at no cost, and free of any liens or other encumbrances. There is substantial doubt as to whether the provisions of our concessions would prevail over those of the Mexican Communications Law. Accordingly, there can be no assurance that upon expiration or termination of our concessions the assets used by our subsidiary concession holders to provide services at our airports will not revert to the Mexican government, free of charge, together with government-owned assets and improvements permanently attached thereto.
Grants of New Concessions
     The Mexican government may grant new concessions to manage, operate, develop and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities. In addition, the government may grant concessions without a public bidding process to the following entities:
•	parties who hold permits to operate civil aerodromes and intend to transform the aerodrome into an airport so long as (i) the proposed change is consistent with the national airport development programs and policies, (ii) the civil aerodrome has been in continuous operation for the previous 5 years and (iii) the permit holder complies with all requirements of the concession,

•	current concession holders when necessary to meet increased demand so long as (i) a new airport is necessary to increase existing capacity, (ii) the operation of both airports by a single concession holder is more efficient than other options, and (iii) the concession holder complies with all requirements of the concession,

•	current concession holders when it is in the public interest for their airport to be relocated,

•	entities in the federal public administration, and

•	commercial entities in which local or municipal governments have a majority equity interest if the entities’ corporate purpose is to manage, operate, develop and/or construct airports.
Environmental Matters
Regulation
     Our operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment. The major federal environmental laws applicable to our operations are: (i) the General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente) or the General Environmental Law, and its regulations, which are administered by the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) and enforced by the Ministry’s enforcement branch, the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente); (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos), or the Law on Waste, which is also administered by the Ministry of the Environment and Natural Resources and enforced by the Federal Office for the Protection of the Environment; and (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission, (Comisión Nacional del Agua), also a branch of the Ministry of the Environment and Natural Resources.
     Under the General Environmental Law, regulations have been enacted concerning air pollution, environmental impact, noise control, hazardous waste, environmental audits and natural protected areas. The General Environmental Law also regulates, among other things, vibrations, thermal energy, soil contamination and visual pollution, although the Mexican government has not yet issued enforceable regulation on the majority of these matters. The General Environmental Law also provides that companies that contaminate soils are responsible for their clean-up. Further, according to the Law on Waste, which was enacted in January 2004, owners and/or possessors of real property with soil contamination are jointly and severally liable for the remediation of such contaminated sites, irrespective of any recourse or other actions such owners and/or possessors may have against the contaminating party, and aside from the criminal or administrative liability to which the contaminating party may be subject. Restrictions on the transfer of contaminated sites also exist. The Law on Waste also regulates the generation, handling and final disposal of hazardous waste. The Mexican government is in the process of developing regulations under the Law on Waste, which we anticipate may be adopted in the near future.
     Pursuant to the National Waters Law, companies that discharge waste waters into national water bodies must comply, among others, with maximum permissible contaminant levels in order to preserve water quality. Periodic reports on water quality must be provided to competent authorities. Liability may result from the contamination of underground waters or recipient water bodies. The use of underground waters is subject to restrictions pursuant to our concessions and the National Waters Commission.

     In addition to the foregoing, Mexican Official Norms (Normas Oficiales Mexicanas), which are technical standards issued by competent regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous waste and noise control, among others. Mexican Official Norms on soil contamination and waste management are currently being developed and may also soon be enacted. Although not enforceable, the internal administrative criteria on soil contamination of the Federal Office for the Protection of the Environment are widely used as guidance in cases where soil remediation, restoration or clean-up is required.
     The Federal Office for the Protection of the Environment can bring administrative, civil and criminal proceedings against companies that violate environmental laws and it also has the power to close non-complying facilities and impose a variety of sanctions. Companies in Mexico are required to obtain proper authorizations, licenses, concessions or permits from competent environmental authorities for the performance of activities that may have an impact on the environment or that may constitute a source of contamination. Companies in Mexico are also required to comply with a variety of reporting obligations that include, among others, providing the Federal Office for the Protection of the Environment and the National Waters Commission, as applicable, with periodic reports regarding compliance with various environmental laws.
     Prior to the opening of Mexico’s airports to private investment, the Federal Office for the Protection of the Environment required that environmental audits be performed at each of our airports. Based on the results of these audits, the Federal Office for the Protection of the Environment issued recommendations for improvements and corrective actions to be taken at each of our airports. In connection with the transfer of the management of our airports from our predecessor, we entered into environmental compliance agreements with the Federal Office for the Protection of the Environment on January 1, 1999 and July 12, 2000 pursuant to which we agreed to comply with a specific action plan and adopt specific actions within a determined time frame.
     The Federal Office for the Protection of the Environment has confirmed that we have complied with all of the relevant environmental requirements derived from the aforementioned environmental audits at of, and has issued compliance certificates for, all of our airports. These certificates, which are known as Environmental Compliance Certificates (Certificados de Cumplimiento Ambiental) certify compliance with applicable Mexican environmental laws, regulations and applicable Mexican Official Norms and must be renewed on an annual basis. In addition, all of our airports, including the Monterrey International Airport, have received ISO 9000 service and quality certification; and as of April 24, 2007, ISO 9001:2000 service and quality certification.
Liability for Environmental Noncompliance
     The legal framework of environmental liability applicable to our operations is generally outlined above. Under the terms of our concessions, the Mexican government has agreed to indemnify OMA for any environmental liabilities arising prior to November 1, 1998 and for any failure by the Mexican Airport and Auxiliary Services Agency prior to November 1, 1998 to comply with applicable environmental laws and with its agreements with Mexican environmental authorities. Although there can be no assurance, we believe that we are entitled to indemnification for any liabilities related to the actions our predecessor was required to perform or refrain from performing under applicable environmental laws and under their agreements with environmental authorities. For further information regarding these liabilities, see Note 13 to our audited financial statements.

     The level of environmental regulation in Mexico has significantly increased in recent years, and the enforcement of environmental laws is becoming substantially more stringent. We expect this trend to continue and expects additional norms to be imposed by the North American Agreement on Environmental Cooperation entered into by Canada, the United States and Mexico in the context of the North American Free Trade Agreement, as well as by other international treaties on environmental matters. We do not expect that compliance with Mexican federal, state or municipal environmental laws currently in effect will have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

ORGANIZATIONAL STRUCTURE
     The following table sets forth our consolidated subsidiaries as of December 31, 2006, including our direct and indirect ownership interest in each:

	Jurisdiction of	Percentage
Name of Company	Establishment	Owned	Description
Aeropuerto de Acapulco, S.A. de C.V.	Mexico	100	Holds concession for Acapulco International Airport
Aeropuerto de Ciudad Juárez, S.A. de C.V.	Mexico	100	Holds concession for Ciudad Juárez International Airport
Aeropuerto de Culiacán, S.A. de C.V.	Mexico	100	Holds concession for Culiacán International Airport
Aeropuerto de Chihuahua, S.A. de C.V.	Mexico	100	Holds concession for Chihuahua International Airport
Aeropuerto de Durango, S.A. de C.V.	Mexico	100	Holds concession for Durango International Airport
Aeropuerto de Mazatlán, S.A. de C.V	Mexico	100	Holds concession for Mazatlán International Airport
Aeropuerto de Monterrey, S.A. de C.V.	Mexico	100	Holds concession for Monterrey International Airport
Aeropuerto de Reynosa, S.A. de C.V.	Mexico	100	Holds concession for Reynosa International Airport
Aeropuerto de San Luis Potosí, S.A. de C.V.	Mexico	100	Holds concession for San Luis Potosí International Airport
Aeropuerto de Tampico, S.A. de C.V.	Mexico	100	Holds concession for Tampico International Airport
Aeropuerto de Torreón, S.A. de C.V.	Mexico	100	Holds concession for Torreón International Airport
Aeropuerto de Zacatecas, S.A. de C.V.	Mexico	100	Holds concession for Zacatecas International Airport
Aeropuerto de Zihuatanejo, S.A. de C.V.	Mexico	100	Holds concession for Zihuatanejo International Airport
Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	Mexico	100	Provider of administrative and other services at certain of our airports.

PROPERTY, PLANT AND EQUIPMENT
     Pursuant to the Mexican General Law of National Assets, all real estate and fixtures in our airports are owned by the Mexican nation. Each of our concessions is scheduled to terminate in 2048, although each concession may be extended one or more times for up to an aggregate of an additional fifty years. The option to extend a concession is subject to our acceptance of any changes to such concession that may be imposed by the Ministry of Communications and Transportation and our compliance with the terms of our current concessions. Upon expiration of our concessions, these assets automatically revert to the Mexican nation, including improvements we may have made during the terms of the concessions, free and clear of any liens and/or encumbrances, and we will be required to indemnify the Mexican government for damages to these assets, except for those caused by normal wear and tear.
     We use the property constituting our airports pursuant to our concessions. Our corporate headquarters are located on the property of our Monterrey International Airport.
     We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events. We also maintain general liability insurance, but do not maintain business interruption insurance. Among other insurance policies, we carry a U.S. $50 million insurance policy covering damages to our property resulting from certain terrorist acts and a U.S. $500 million policy covering personal and property damages to third parties. We also carry a U.S. $200 million insurance policy covering damage to our assets and infrastructure generally.
Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects
     The following discussion should be read in conjunction with, and is entirely qualified by reference to, our financial statements and the notes to those financial statements. It does not include all of the information included in our financial statements. You should read our financial statements to gain a better understanding of our business and our historical results of operations.
     Our financial statements were prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. Note 19 to our financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us.
Overview
     We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government. The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, approximately 81.3% of our total revenues in 2006 were earned from aeronautical services. Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation and the specific prices we negotiate with airlines for the provision of aeronautical services. The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services. In evaluating our aeronautical revenue, we focus principally on workload units, which measure volume, and aeronautical revenue per workload unit, which measures the contribution to aeronautical revenue from each workload unit.
     We also derive revenue from non-aeronautical activities, which principally relate to the commercial activities carried out at our airports such as the operation of parking facilities, advertising and the leasing of space to restaurants and retailers. Our revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation (though they may be subject to regulation by other authorities). Thus, our non-aeronautical revenues are principally affected by the passenger volume at our airports and the mix of commercial activities carried out at our airports. We evaluate our non-aeronautical revenue by analyzing changes in overall non-aeronautical revenue and changes in non-aeronautical revenue per terminal passenger.
Passenger and Cargo Volumes
     The substantial majority of the passenger traffic volume in our airports is made up of domestic passengers. In 2006, for example, approximately 78.6% of the terminal passengers using our airports were domestic. In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

     The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volume for the periods indicated.

	Year ended December 31,
	2004		2005		2006
Domestic terminal passengers(1)		7,568.7		8,118.9		9,258
International terminal passengers(1)		2,170.7		2,479.8		2,525
Total terminal passengers(1)		9,739.4		10,598.7		11,783.6
Cargo(1)		790.4		808.6		810.9
Total workload units(1)		10,529.8		11,407.3		12,594.5
Change in total terminal passengers(2)		10.0%		8.8%		11.2%
Change in workload units(2)		10.1%		8.3%		10.4%

Aeronautical revenue(3)	Ps.	1,044.4	Ps.	1,149.1	Ps.	1,321.3
Change in aeronautical revenue(2)		7.7%		10.0%		15%
Aeronautical revenue per workload unit	Ps.	99.0	Ps.	101.0	Ps.	104.9
Change in aeronautical revenue per workload unit(1)(2)		(2.2)%		1.6%		3.9%

Non-aeronautical revenue(3)	Ps.	241.6	Ps.	277.2	Ps.	304.9
Change in non-aeronautical revenue(2)		26.5%		14.7%		10%
Non-aeronautical revenue per terminal passenger	Ps.	25.0	Ps.	26.2	Ps.	25.9
Change in non-aeronautical revenue per terminal passenger(2)		15.0%		5.4%		(0.4)%

(1)	In thousands. One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo. Under the regulation applicable to OMA’s aeronautical revenues, one workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(2)	In each case, as compared to previous period.

(3)	In millions of constant pesos.
     In 2006, we served 11.8 million terminal passengers (9.3 million domestic and 2.5 million international) and approximately 921,345 transit passengers.
Classification of Revenues
     We classify our revenues into two categories: revenues from aeronautical services and revenues from non-aeronautical services. Historically, a substantial majority of our revenues have been derived from aeronautical services. For example, in 2006, 81.3% of our revenues were derived from aeronautical services, and the remainder of our revenues were derived from non-aeronautical services.
     Our revenues from aeronautical services are subject to price regulation under the applicable maximum rate at each of our airports, and principally consist of passenger charges, aircraft landing and parking charges, airport security charges, passenger walkway charges, leasing of space in our airports to airlines (other than first class/VIP lounges and other similar activities not directly related to essential airport operations) and complementary services (i.e., fees from handling and catering providers, permanent ground transportation operators and access fees from fuel providers at our airports).
     Our revenue from non-aeronautical services is not subject to price regulation under our maximum rates and generally includes revenues earned from car parking (which may be subject to certain municipal regulations, but not to our maximum rates), leasing of space in our airports to airlines (for first class/VIP lounges and similar activities not directly related to essential airport operations), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as car rental agencies, food and beverage providers and retail and duty-free store operators, as well as advertising and fees collected from other miscellaneous sources, such as vending machines and timeshare companies.
     For a detailed description of the components of our aeronautical and non-aeronautical revenue categories, see “Item 4. Information on the Company – Business Overview- Our Sources of Revenues.”
Aeronautical Revenue
     The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (a workload unit is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services. See “Item 4. Regulatory Framework – Aeronatical Service Regulation” for a description of our maximum rates and the rate setting procedures for future periods. The maximum rates for our airports have been determined for each year through December 31, 2010.
     The following table sets forth our revenue from aeronautical services for the periods indicated.
Aeronautical Revenue

	Year ended December 31,
	2004			2005			2006
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages)
Aeronautical Revenue:
Passenger charges	Ps.	721.0	69.0%	Ps.	807.0	70.2%	Ps.	966.7	73.2%
Landing charges		102.0	9.8		109.0	9.5		110.0	8.3
Aircraft parking charges		85.0	8.2		87.4	7.6		89.2	6.7
Airport security charges		15.0	1.4		17.0	1.5		18.6	1.4
Passenger walkway charges		23.0	2.2		26.6	2.3		23.9	1.8
Leasing of space to airlines		98.0	9.4		101.5	8.8		113.0	8.6
Revenues from complementary service providers(1)		0.4	0.0		0.5	0.1		0.0	0.0

Total Aeronautical Revenue	Ps.	1,044.4	100.0%	Ps.	1,149.0	100.0%	Ps.	1,321.3	100.0%

(1)	Revenues from complementary service providers consist of access and other fees charged to third parties providing handling, catering and other services at OMAs airports.
     Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and leasing of space to airlines, every three months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year. We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers. Historically our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers. In 2006, passenger charges represented 73.2% of our aeronautical services revenues. In 2006, aeronautical services represented 81.3% of our total revenues.
     We seek to offer incentives, including significant discounts on charges for aeronautical services, to encourage carriers to establish new routes and take other measures expected to increase passenger traffic at our airports. The Mexican Airport Law prevents discriminatory pricing, so incentives we offer must be available to any carrier meeting the conditions specified for those incentives.
     On November 22, 2006, we delivered a notice to the Mexican National Air Transportation Chamber and the Mexican Directorate General of Civil Aviation (Dirección General de Aeronáutica Civil ) setting forth the following criteria that carriers operating at the Monterrey International Airport must meet in order to qualify for an incentive package that includes a discount equal to Ps.75.00 per departing terminal passenger on passenger charges (representing approximately 40% of our usual passenger charge):
1.	The carrier must sign a binding agreement with OMA pursuant to which it agrees to meet criteria 2 through 4 below;

2.	The carrier must generate additional traffic levels of 1 million and 2.5 million terminal passengers at the Monterrey International Airport in each of the first and second years, respectively, during which it receives the discount and 3 million terminal passengers in each subsequent year. Such additional passengers may not be as a result of an alliance, agreement, merger or similar transaction. These targets relate only to passengers using Monterrey International Airport and do not include transit passengers;

3.	The carrier must establish or construct its administrative and operation offices and maintenance, operations and traffic facilities on the Monterrey International Airport property; and

4.	The carrier must use the terminal building and/or platforms assigned to it by OMA for its operations.
     We offered this incentive only to airlines meeting the criteria set forth above that notified us in writing of their intent to take advantage of the incentive program within 180 days from the delivery of the notice on November 22, 2006.
     VivaAerobus was the first airline to take advantage of the incentive package described above. VivaAerobus is a joint venture between Grupo de Inversionistas en Autotransporte de Mexico, S.A. and RyanMex, a company controlled by the founder of Ryanair and other investors experienced in the low-cost aviation industry. VivaAerobus established its corporate and operational headquarters and has announced that it intends to establish its maintenance facilities at the Monterrey International Airport. VivaAerobus commenced operations in December 2006 with two aircraft operating nine routes, and we expect VivaAerobus to be operating more than 20 routes serving 11 of our airports from Monterrey by the end of 2007. Eight of these routes are expected to be to destinations not previously served by the Monterrey International Airport. It has also announced that it expects to expand its fleet to ten aircrafts by December 2008.
     We believe that this incentive should contribute to growth of aeronautical revenues at our airports by encouraging carriers to establish new routes that could increase passenger traffic at our airports, although there can be no assurance that the incentive will have the intended effect. Although we expect passenger traffic to increase overall, this incentive is likely to result in decreases in aeronautical revenues per terminal passenger with respect to carriers participating in the incentive program, and may result in an overall decrease in aeronautical revenues per terminal passenger. In addition, there can be no assurance that this discount will not create pressure from other carriers for discounts on prices charged to them.
     In October 2005, the Mexican government, together with Mexico’s main airport groups (including OMA), entered into an agreement aimed at reducing passenger and aircraft congestion at the

Mexico City International Airport. The agreement is intended to encourage the use of alternative airports, including the Monterrey International Airport, as air transportation hubs for passengers connecting to other final destinations. In addition, the agreement provides financial incentives to airlines, including discounts on airport charges, for the development of new connecting routes using the four alternate airports serving Mexico City’s greater metropolitan area (Puebla, Toluca, Querétaro and Cuernavaca), and for the development of new routes between each of these four airports and other Mexican airports, including our 13 airports.
     In December 2001, we entered into an agreement with the National Air Transportation Chamber and the Ministry of Communications and Transportation pursuant to which we resolved existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines. Although this agreement expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until October 31, 2006, when we entered into a new agreement with the National Air Transportation Chamber. This new agreement offers certain incentives and discounts for the development of new routes and other measures expected to increase passenger traffic volume at our airports. This agreement will expire in December 2008.
     Although we are optimistic about these developments, there can be no assurance that any of these initiatives will be carried out or will increase our passenger traffic volume or our revenues.
     In 2006, our aeronautical revenues represented approximately 90.2% of the amount we were entitled to earn under the maximum rates applicable to all of our airports. To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenue, this percentage could decrease. There can be no assurance that we will be able to collect substantially all of the revenue we are entitled to earn from services subject to price regulation in the future.
Non-aeronautical Revenue
     Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services. The contribution to our total revenues from non-aeronautical services was 18.7% in 2006. Since 2004, our non-aeronautical revenue per terminal passenger increased from Ps.25.0 in 2004 to Ps.25.9 in 2006. In light of the substantial completion of our remodeling efforts at most of our airports and the fixed portion of certain non-aeronautical revenues, we expect non-aeronautical revenue per terminal passenger to remain relatively stable in the coming years.

     The following table sets forth our revenue from non-aeronautical activities for the periods indicated.
Non-aeronautical Revenue

	Year ended December 31,
	2004			2005			2006
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages)
Non-aeronautical Revenue:
Commercial Activities:
Car parking charges	Ps.	75.7	31.3%	Ps.	78.9	28.5%	Ps.	87.5	28.7%
Advertising		24.0	9.9		31.6	11.4		34.7	11.4
Leasing of space(1)		25.3	10.5		33.1	11.9		35.0	11.5
Car rentals		15.9	6.6		20.2	7.3		22.9	7.5
Food and beverage operations		13.3	5.5		17.8	6.4		23.8	7.8
Retail operations		24.9	10.3		28.1	10.1		29.5	9.7
Duty-free operations		15.1	6.3		16.1	5.8		15.4	5.1
Communications		2.8	1.2		3.4	1.3		3.8	1.2
Financial services		1.4	0.6		2.0	0.7		1.5	0.5
Time share		16.7	6.9		16.2	5.9		16.5	5.4
Other		13.7	5.7		17.5	6.3		21.0	6.9
Total commercial activities		229.0	94.8		264.9	95.6		291.6	95.6
Recovery of costs(2)		12.6	5.2		12.3	4.4		13.3	4.4

Total Non-aeronautical Revenue	Ps.	241.6	100.0%	Ps.	277.2	100.0%	Ps.	304.9	100.0%

(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).

(2)	Recovery of costs consists of utility and maintenance charges that are transferred to airlines and other tenants in our airports.
     The majority of our revenue from non-aeronautical services is derived from car parking (which may be subject to government regulation, but not to our maximum rates), leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar activities not directly related to essential airport operations), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as car rental agencies, food and beverage providers, retail and duty free store operators, advertising and fees collected from other miscellaneous sources, such as timeshare companies, vending machines and telecommunications providers.

Operating Costs
     The following table sets forth our operating costs and certain other related information for the periods indicated.
Operating Costs

	Year ended December 31,
	2004		2005		2006
	Amount	% change	Amount	% change	Amount	% change
	(In millions of Pesos except percentages)
Operating Costs:
Cost of services:
Employee costs	115.0	3.7%	122.7	6.7%	135.2	10.2%
Maintenance	46.0	8.5	52.0	13.0	52.8	1.5
Safety, security & insurance	63.7	8.3	69.1	8.4	66.4	(3.9)
Utilities	78.1	2.9	83.6	7.0	88.9	6.3
Other	42.8	4.8	47.6	11.1	39.6	(16.8)
Total cost of services	345.6	5.1	375.0	8.5	382.9	2.1
General and administrative expenses	233.3	(5.2)	235.8	1.1	228.9	(2.9)
Technical assistance fees	38.8	1.6	38.6	(0.5)	47.7	23.6
Concession taxes	62.4	9.6	70.0	12.1	81.6	16.6
Depreciation and amortization:
Depreciation(1)	190.9	8.1	201.5	5.5	253.0	25.6
Amortization(2)	17.1	(0.6)	18.1	5.8	28.5	57.5
Total depreciation and amortization	208.0	7.4	219.6	5.6	281.5	28.2

Total operating costs	888.1	2.8%	939.0	5.7%	1,022.6	8.9%

(1)	Reflects depreciation of fixed assets.

(2)	Reflects amortization of our concessions and rights to use airport facilities.
Cost of Services
     Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and other miscellaneous expenses. In recent years, our cost of services has increased modestly from Ps.345.6 million in 2004 to Ps.382.9 million in 2006. This relative stability in cost of services, together with increases in revenue in recent years, have contributed to the increase in our operating margins (defined as income from operations divided by total revenue) from 30.9% in 2004 to 37.1% in 2006.
General and Administrative Expenses
     Our general and administrative expenses consist primarily of administrative overhead costs, fees and expenses paid to consultants and other providers of professional services and other miscellaneous expenses. In recent years, our general and administrative expenses have decreased from Ps.233.3 million in 2004 to Ps.228.9 million in 2006. We anticipate that our general and administrative expenses will increase slightly as a result of costs associated with being a public reporting company in Mexico and the United States.
Technical Assistance Fee and Concession Tax
     Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers technical assistance and technological and industry knowledge and experience to us in exchange for a fee. The technical assistance fee for each of 2001 and 2002 was fixed at U.S.$5.0 million (adjusted annually for U.S. inflation). For the remainder of the contract term, the fee is equal to the greater of U.S.$3.0 million adjusted annually for inflation (measured by the U.S. consumer price index) or 5% of our annual consolidated operating income (calculated prior to deducting the technical assistance fee, taxes and depreciation and amortization, in each case determined in accordance with Mexican FRS).
     Beginning November 1, 1998, we became subject to Article 232-A of the Mexican Federal Duties Law, which requires that the holders of concessions pay a tax for the use of state-owned assets. This tax is currently equal to 5% of the gross annual revenues of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. The concession tax may be revised at any time by the Mexican government, and there can be no assurance that this tax may not increase in the future. If the Mexican government increases the concession tax, we are entitled to request an increase in its maximum rates from the Ministry of Communications and Transportation; however, there can be no assurance that the Ministry of Communications and Transportation would honor any such request.
Depreciation and Amortization
     Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions. The value of our concessions was determined in June 2000, when SETA won the bid to acquire Series BB shares currently representing 14.7% of our capital stock, based on the value assigned by the independent company INGENIAL. In addition, we depreciate the value of certain fixed assets we acquire or build at our airports pursuant to the investment requirements under our master development programs.
Taxation
     We and each of our subsidiaries pay taxes on an individual (rather than consolidated) basis. Mexican companies are generally required to pay the greater of their income tax liability (determined at a rate of 34% for 2003, 33% for 2004, 30% for 2005, 29% for 2006 and 28% thereafter) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets including, in our case, our concessions), less the average tax value of certain liabilities. If, in any year, the asset tax liability exceeds the income tax liability, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded the asset tax in the three preceding years. In addition, any required payment of asset tax is creditable against the excess of income tax over asset tax of the following ten years.
     In addition, we amortize our investment in our concessions for tax purposes at a rate of 15% per year. This depreciation reduces our current income tax payments. Because we are required under Mexican FRS to amortize our investment in our concession over a longer period for financial reporting purposes, we will continue to record a deferred tax liability and provision in our financial statements with respect to the difference between the amount of amortization for tax and financial reporting purposes.
     We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences.
     Our effective tax rate in 2004, 2005 and 2006 was 23.3%, 29.5% and 27.8%, respectively. Our relatively low effective tax rate historically was the result on the effect on deferred taxes resulting from decreases in statutory income tax rates (from 33% in 2004 to 30% in 2005, 29% in 2006 and 28% thereafter).

     We are subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law. Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, if any, other than its chief executive officer.
Effects of Devaluation and Inflation
     The following table sets forth, for the periods indicated:
•	the percentage that the Mexican peso devalued or appreciated against the U.S. dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage that Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2004	2005	2006
Depreciation (appreciation) of the Mexican peso as computed to the U.S. dollar(1)	(0.8)%	(4.6)%	1.6%
Mexican inflation rate(2)	5.2%	3.3%	4.1%
U.S. inflation rate(3)	3.3%	3.4%	2.5%
Increase (decrease) in Mexican gross domestic product(4)	4.2%	3.0%	4.8%

(1)	Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, or the Mexican Central Bank, at the end of each period, which were as follows: Ps.11.1495 per U.S. dollar as of December 31, 2004, Ps.10.6344 per U.S. dollar as of December 30, 2005, and Ps.10.80 per U.S. dollar as of December 31, 2006.

(2)	Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican Central Bank. The Mexican Consumer Price Index at period-end was 112.550 in 2004, 116.301 in 2005 and 121.015 in 2006.

(3)	As reported by the U.S. Department of Labor, Bureau of Labor Statistics.

(4)	In real terms, as reported by the Mexican Central Bank.
     Due to the relatively low rate of inflation in Mexico in recent years, inflation has not had a material impact on our revenues or results of operations during the past three years. However, the general condition of the Mexican economy, the devaluation of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, the following:
•	Depreciation and amortization expense. We restate our non-monetary assets to give effect to inflation. The restatement of these assets in periods of high inflation increases the carrying value of these assets in pesos, which in turn increases the related depreciation expense and risk of impairments.

•	Passenger charges. Passenger charges for international passengers are currently denominated in U.S. dollars (although invoiced and paid in Mexican pesos), while passenger charges for domestic passengers are denominated in pesos. Because Mexican FRS requires Mexican companies to restate their results of operations for prior periods in constant pesos as of the most recent balance sheet date, when the rate of inflation in a period exceeds the depreciation of the peso as compared to the dollar for that period, the peso value of dollar-denominated or dollar-linked revenues in the prior period will be higher than those

\

•	of the current period. This effect may occur despite the fact that the amount of such revenues in dollar terms may have been the same or greater in the current period.

•	Comprehensive financing cost. As required by Mexican FRS, our comprehensive financing cost reflects gains or losses from foreign exchange transactions and gains or losses from monetary position and, as a result, is impacted by both inflation and devaluations.

•	Maximum rates in pesos. Our passenger charges for international passengers are denominated in U.S. dollars, but are invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight.
Operating Results by Airport
     The following table sets forth our results of operations for the periods indicated for each of our principal airports.
Airport Operating Results

	Year ended December 31,
	2004	2005	2006
	(millions of pesos, except percentages)
Monterrey:
Revenues:
Aeronautical services	442.5	481.2	565.9
Non-aeronautical services	112.1	137.2	152.0
Total revenues	554.6	618.4	717.9
Operating costs	277.0	295.6	631.5
Costs of services	95.3	99.9	100.1
General and administrative expenses	81.7	86.1	421.9
Depreciation and amortization	58.7	63.3	73.3
Income from operations	277.6	322.8	86.4
Operating margin(1)	50.1%	52.2%	12.0%
Acapulco:
Revenues:
Aeronautical services	93.5	103.5	119.0
Non-aeronautical services	18.2	18.6	20.6
Total revenues	111.7	122.1	139.6
Operating costs	101.5	110.4	120.3
Costs of services	39.0	47.5	48.3
General and administrative expenses	25.1	24.4	28.3
Depreciation and amortization	27.7	29.3	36.9
Income from operations	10.2	11.7	19.3
Operating margin(1)	9.1%	9.6%	13.8%
Mazatlán:
Revenues:
Aeronautical services	81.9	87.2	93.6
Non-aeronautical services	27.5	29.7	30.1
Total revenues	109.4	116.9	123.7
Operating costs	84.6	89.4	108.5
Costs of services	31.0	32.0	34.3
General and administrative expenses	22.4	26.2	42.6
Depreciation and amortization	22.0	22.4	25.4
Income from operations	24.8	27.5	15.2
Operating margin(1)	22.7%	23.6%	12.3%
Culiacán:
Revenues:
Aeronautical services	71.8	85.3	95.2
Non-aeronautical services	12.5	13.5	15.8
Total revenues	84.3	98.8	111.0
Operating costs	61.6	67.9	97.4
Costs of services	23.9	24.6	25.7
General and administrative expenses	13.3	17.4	46.6

	Year ended December 31,
	2004	2005	2006
	(millions of pesos, except percentages)
Depreciation and amortization	17.9	18.1	19.5
Income from operations	22.7	31.0	13.6
Operating margin(1)	27.0%	31.3%	12.3%
Chihuahua:
Revenues:
Aeronautical services	61.9	69.6	79.8
Non-aeronautical services	11.7	13.8	16.1
Total revenues	73.6	83.4	95.9
Operating costs	50.3	62.6	84.1
Costs of services	19.6	23.4	25.7
General and administrative expenses	14.4	20.1	38.6
Depreciation and amortization	10.6	12.7	15.0
Income from operations	23.3	20.8	11.8
Operating margin(1)	31.6%	25.1%	12.3%
Zihuatanejo:
Revenues:
Aeronautical services	62.4	63.0	74.7
Non-aeronautical services	14.4	14.3	16.1
Total revenues	76.8	77.3	90.8
Operating costs	62.1	62.9	79.7
Costs of services	22.7	23.8	25.1
General and administrative expenses	17.2	16.3	31.6
Depreciation and amortization	16.1	16.6	18.4
Income from operations	14.7	14.5	11.1
Operating margin(1)	19.0%	18.7%	12.2%
Other:(2)
Revenues:
Aeronautical services	230.5	259.3	293.0
Non-aeronautical services	45.3	50.1	53.9
Total revenues	275.8	309.4	346.9
Operating costs	250.5	259.1	303.5
Costs of services	112.8	118.8	123.0
General and administrative expenses	62.9	62.8	81.1
Depreciation and amortization	53.1	53.8	82.1
Income from operations	25.3	50.3	43.5
Operating margin(1)	9.2%	16.2%	12.5%
Total:(3)
Revenues:
Aeronautical services	1,044.5	1,149.1	1321.3
Non-aeronautical services	241.7	277.2	304.7
Total revenues	1,286.2	1,426.3	1626.0
Operating costs	887.6	947.8	1425.1
Costs of services	344.3	370.1	382.2
General and administrative expenses	237.0	253.3	690.7
Depreciation and amortization	206.1	216.3	270.7
Income from operations	398.6	478.5	200.9
Operating margin(1)	31.0%	33.5%	12.4%

(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.

(2)	Reflects the results of operations of our airports located in Ciudad Juárez, Durango, Reynosa, San Luis Potosí, Tampico, Torreón and Zacatecas.

(3)	Includes intercompany transactions between us and our subsidiaries and among our subsidiaries. During 2006, we adopted a financial strategy that enables us to recognize results by considering our subsidiaries as one economic unit, making corporate charges and credits to and from our subsidiaries for the purpose of establishing sufficient cash flow at each subsidiary to support such subsidiary’s respective obligations. The implementation of this strategy will affect operating income results reported by individual airports but will not affect our consolidated results.
     Historically, our most profitable airport has been our Monterrey International Airport, which handles the majority of our international passengers. We determine profitability per airport by dividing income from operations in each airport by total revenues for that airport.

     In 2006, we adopted a financial strategy that enables us to recognize results by considering our subsidiaries as one economic unit, making corporate charges and credits to and from our subsidiaries for the purpose of establishing sufficient cash flow at each subsidiary to support such subsidiary’s respective obligations. The method was designed to establish an efficient structure for the management of cash flow within OMA, and to assist less profitable airports in meeting their financial obligations. The implementation of this strategy will affect operating income results reported by individual airports but will not affect our consolidated results.
Summary Historical Results of Operations
     The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Summary Consolidated Operating Results
	Year ended December 31,
	2004		2005		2006
	(thousands of pesos, except percentages)
		%		%		%
	Amount	change	Amount	change	Amount	change
Revenues:

Aeronautical services	1,044,448	7.7%	1,149,056	10.0%	1,321,300	15.0%
Non-aeronautical services	241,636	26.5%	277,208	14.7%	304,882	10.0%
Total revenues	1,286,084	10.8%	1,426,264	10.9%	1,626,182	14.0%
Operating costs:
Cost of services	345,565	5.1%	374,943	8.5%	383,065	2.2%
General and administrative expenses	233,296	(5.3)%	235,842	1.1%	228,872	(3.0)%
Technical assistance fees	38,758	1.7%	38,566	(0.5)%	47,746	23.8%
Concession taxes	62,531	9.7%	70,011	12.0%	81,569	16.5%
Depreciation and amortization	208,027	7.4%	219,552	5.5%	281,514	28.2%
Total operating costs	888,177	2.8%	938,914	5.7%	1,022,766	8.9%
Income from operations	397,907	34.1%	487,350	22.5%	603,416	23.8%
Net comprehensive financing income (expense):
Interest income, net	50,163	64.5%	105,177	109.7%	128,614	22.3%
Exchange gain (loss), net	(4,555)	(113.7)%	(25,486)	459.6%	11,995	(147.1)%
Monetary position loss	(60,395)	56.2%	(51,151)	(15.3)%	(72,829)	42.4%
Net comprehensive financing income (expense)	(14,787)	(159.2)%	28,540	(293.0)%	67,780	137.5%
Other income	4,440	65.1%	5,182	16.7%	10,413	100.9%
Income before income taxes and statutory employee profit sharing	387,560	19.4%	521,072	34.4%	681,609	30.8%
Income taxes and statutory employee profit sharing expense	90,458	(35.5)%	153,773	70.0%	229,372	49.2%
Consolidated net income	297,102	61.2%	367,299	23.6%	452,237	23.1%
Other operating data (unaudited):
Operating margin(1)	30.9%		34.2%		37.1%
Net margin(2)	23.1%		25.8%		27.8%

(1)	Income from operations divided by total revenue, expressed as a percentage.

(2)	Net income divided by total revenues, expressed as a percentage.
Results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005.
Revenues
     Total revenues for 2006 were Ps.1,626.2 million, 14.0% higher than the Ps.1,426.3 million recorded in 2005, as a result of increases in both aeronautical and non-aeronautical revenue.
     Aeronautical revenue increased 15.0% in 2006, as compared to 2005, due primarily to a 14.3% increase in passengers paying passenger charges, a 5.0% increase in air traffic movements, which resulted in increases in revenues from passenger charges, landing charges and aircraft parking charges of Ps.155.8 million, Ps.3.0 million and Ps.3.6 million, respectively. Reflecting these volume increases, total workload units increased 10.4% in 2006 as compared to 2005. Aeronautical revenue per workload unit in 2006 was Ps.104.9 compared to Ps.101.0 in 2005, an increase of 3.9%.
     Non-aeronautical revenue increased 10.0% from Ps.277.2 million in 2005 to Ps.304.9 million in 2006, principally due to increases in revenue from car parking which increased 11%, food and beverage operations, which increased 33.8% as well as increases in other categories of non-aeronautical revenues. These increases were driven by the increase in passenger traffic at our airports. Non-aeronautical revenue per terminal passenger remained substantially the same in 2006, decreasing by 0.4%, from Ps.26.2 in 2005 to Ps.25.9 in 2006.
Operating Results
   Cost of Services
     Cost of services increased 2.2% in 2006 as compared to 2005, mainly as a result of increases in various categories of expenses, including employee costs (from Ps.122.7 million to Ps.135.2 million) and utilities (from Ps.83.6 million to Ps.88.9 million). Offsetting these sources of increases, safety, security and insurance expenses decreased 3.9%, from Ps.69.1 million in 2005 to Ps.66.4 million in 2006. As a percentage of total revenues, cost of services decreased from 26.3% of revenues in 2005 to 23.6% of revenues in 2006, reflecting the increase in revenues.
  General and Administrative Expenses
     Our general and administrative expenses consist primarily of administrative overhead costs, fees and expenses paid to consultants and other providers of professional services and other miscellaneous expenses. General and administrative expenses decreased modestly from Ps.235.8 million in 2005 to Ps.228.9 million in 2006. We anticipate that our general and administrative expenses will increase slightly in 2007 as a result of costs associated with being a public reporting company in Mexico and the U.S.
   Technical Assistance Fee and Concession Tax
     Our technical assistance fee increased 23.8% to Ps.47.7 million in 2006, as compared to Ps.38.6 million in 2005, reflecting our improved profitability in 2006. Our concession tax increased 16.5% from Ps.70.0 million in 2005 to Ps.81.6 million in 2006, reflecting our increase in revenues in 2006.
  Depreciation and Amortization
     Our 28.2% increase in depreciation and amortization, from Ps.219.6 million in 2005 to Ps.281.5 million in 2006 was principally due to the increase in additional depreciation expense and a decrease in the improvements to concession assets during 2006.
  Income from Operations
     On a consolidated basis, operating income increased 23.8% to Ps.603.4 million in 2006, as compared to Ps.487.4 million during 2005. This increase primarily reflected the 14.0% increase in our total revenues in 2006, which was offset in part by a proportionately smaller increase in total operating costs. Our operating margin increased from 34.2% in 2005 to 37.1% in 2006.

     On an airport-by-airport basis, the principal contributors to operating income in 2006 were the Monterrey International Airport (operating income decreased 73.2% and operating margin decreased from 52.2% to 12.0%), the Acapulco International Airport (operating income increased 65.0% and operating margin increased from 9.6% to 13.8%), the Mazatlán International Airport (operating income decreased 44.7% and operating margin decreased from 23.5% to 12.3%) and the Chihuahua International Airport (operating income decreased 43.5% and operating margin decreased from 25.0% to 12.3%). As noted above, we recently adopted a financial strategy that enables us to recognize our results by considering our subsidiaries as one economic unit, making corporate charges and credits to and from our subsidiaries for the purpose of establishing sufficient cash flow at each subsidiary to support such subsidiary’s respective obligations. The implementation of this strategy will affect operating results reported by individual airports but will not affect our consolidated results.
   Comprehensive Financing Result
     Our net comprehensive financing result in 2006 generated income of Ps.67.8 million, as compared to income of Ps.28.5 million in 2005. This increase resulted primarily from the change from a foreign exchange loss of Ps.25.5 million in 2005 to a foreign exchange gain of Ps.12.0 million in 2006, as well as from an increase in interest income from Ps.105.2 million in 2005 to Ps.128.6 million in 2006. These increases were partially offset by a 42.4% increase in losses from monetary position, from Ps.51.2 million in 2005 to Ps.72.8 million in 2006.
  Income Taxes, Statutory Employee Profit Sharing and Asset Tax
     The provision for income taxes and statutory employee profit sharing increased 49.2% to Ps.229.4 million in 2006, from Ps.153.8 million in 2005. This increase was attributable primarily to higher statutory employee profit sharing and an increase in our pre-tax income. Our effective rate decreased from 29.5% in 2005 to 27.8% in 2006.
  Net Income
     Net income increased 23.1% in 2006 to Ps.452.2 million, from Ps.367.3 million in 2005, reflecting the factors described above.
Results of operations for the year ended December 31, 2005 compared to the year ended December 31, 2004
Revenues
     Total revenues for 2005 were Ps.1,426.3 million, 10.9% higher than the Ps.1,286.1 million recorded in 2004, as a result of increases in both aeronautical and non-aeronautical revenue.
     Aeronautical revenue increased 10.0% from 2004 to 2005, due primarily to a 7.5% increase in passengers paying passenger charges and a 4.7% increase in air traffic movements, which resulted in increases in revenues from passenger charges, landing charges and aircraft parking charges of Ps.86.0 million, Ps.7.0 million and Ps.2.0 million, respectively. Reflecting these volume increases, total workload units increased 8.3% from 2004 to 2005. Aeronautical revenue also benefited from increases in the specific rates we charged for aeronautical services. Aeronautical revenue per workload unit in 2005 was Ps.101.0 million compared to Ps.99.0 million in 2004, an increase of 1.6%.
     Non-aeronautical revenue increased 14.7% from Ps.241.6 million in 2004 to Ps.277.2 million in 2005, principally due to increases in revenue from car parking charges, advertising, leasing of space and food and beverage operations. Non-aeronautical revenue per terminal passenger in 2005 was Ps.26.0 million compared to Ps.25.0 million in 2004, an increase of 5.4%.
Operating Results
  Cost of Services
     Cost of services increased 8.5% from 2004 to 2005, mainly as a result of increases in various categories of expenses, including employee costs (from Ps.115.0 million to Ps.122.7 million), safety, security and insurance (from Ps.63.7 million to Ps.69.1 million), utilities (from Ps.78.2 million to Ps.83.6 million) and maintenance (from Ps.46.0 million to Ps.52.0 million). The increase in safety, security and insurance costs was due to increased security measures at certain of our airports, the increase in utilities was attributable primarily to an increase in electricity rates and the increase in maintenance was due to maintenance activities for parking lots, taxiways and aprons. As a percentage of total revenues, cost of services decreased from 26.9% of revenues in 2004 to 26.3% of revenues in 2005.
  General and Administrative Expenses
     General and administrative expenses increased 1.1% from 2004 to 2005, mainly as a result of expenses associated with topographical surveys and software licenses. As a percentage of total revenues, general and administrative expenses decreased from 18.1% of revenues in 2004 to 16.5% of revenues in 2005.
   Technical Assistance Fee and Concession Tax
     Our technical assistance fee remained substantially unchanged, decreasing 0.5% to Ps.38.6 million in 2005, as compared to Ps.38.8 million in 2004, principally as a result of fewer reimbursable expenses in 2005 as compared to 2004. Our concession tax increased 12.0% from Ps.62.5 million in 2004 to Ps.70.0 million in 2005, reflecting the increase in revenues in 2005.
   Depreciation and Amortization
     Our 5.5% increase in depreciation and amortization, from Ps.208.0 million for 2004 to Ps.219.6 million for 2005, was mainly the result of an increase in our property, plant and equipment reflecting the investments made pursuant to our master development programs.
   Income from Operations
     Operating income increased 22.5% to Ps.487.4 million in 2005, as compared to Ps.397.9 million in 2004. This increase primarily reflected the 10.9% increase in our total revenues in 2005, which more than offset the proportionately smaller increase in total operating costs of 5.7%. Our operating margin increased from 30.9% in 2004 to 34.2% in 2005.
     On an airport-by-airport basis, the principal contributors to the increase in operating income in 2005 were the Monterrey International Airport (operating income increased 16.3% and operating margin increased from 50.1% to 52.2%), the Culiacán International Airport (operating income increased 35.9% and operating margin increased from 27.0% to 31.3%) and the San Luis Potosí International Airport (operating income increased 128.2% and operating margin increased from 16.8% to 29.8%). These increases were mainly attributable to increase in terminal passenger volumes at each of these airports and were also attributable to improve margins in the Monterrey, Culiacán, Mazatlán International Airports.

  Comprehensive Financing Result
     Our net comprehensive financing result changed in 2005 to income of Ps.28.5 million, as compared to an expense of Ps.14.8 million in 2004. This change resulted primarily from an increase in interest income, which more than doubled due to our higher average cash balances in 2005, as well as from a 15.3% decline in losses from monetary position. These effects were partially offset by a more than five-fold increase in foreign exchange losses in 2005.
   Income Taxes, Employees Statutory Profit Sharing and Asset Tax
     The provision for income taxes and employee statutory profit sharing and asset tax increased 70.0% in 2005, to Ps.153.8 million, from Ps.90.5 million in 2004. This increase was attributable primarily to the effects on deferred income taxes in 2004. As we are in a deferred income tax liability position, the decrease in statutory income tax rates enacted in 2004 resulted in a deferred tax benefit for OMA of Ps.72.5 million in 2004, thereby reducing our overall income tax expense in that year. This was partially offset by a Ps.21.1 million increase in our valuation allowance. Our effective rate increased from 23.2% in 2004 to 29.2% in 2005.
   Net Income
     Net income increased 23.6% in 2005, to Ps.367 million, from Ps.297 million for 2004, reflecting the factors described above.
Liquidity and Capital Resources
     Historically, our operations have been funded through cash flow from operations, and we have not incurred any significant indebtedness. The cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our master development programs, and the excess of our cash flow has been added to our accumulated cash balances. As of December 31, 2005 and December 31, 2006, we had Ps.1,644.8 million and Ps.1,612.4 million, respectively, of cash and cash equivalents. This balance reflects (i) the issuance in September 2006 of 8,000,000 Series B shares to SETA pursuant to its exercise of an option acquired in connection with its purchase of its Series BB shares and (ii) the payment of a dividend of Ps.423.9 million in September 2006.
     In 2006, we generated Ps.702.7 million in resources from operating activities, as compared to Ps.676.0 million in 2005, principally reflecting the improvement in our income from operations discussed above under “Results of Operations for the year ended December 31, 2006 compared to the year ended December 31, 2005—Operating Results”. We used no resources in financing activities in 2005 but in 2006 we used 310.7 million, represented by the dividend payment of Ps. 423.9 million net of Ps. 119.7 million received for the exercise of SETA’s share option mentioned above. Our resources used in investing activities were Ps.424.3 million, mainly for the purchase of capital assets as summarized below in the table “Historical Capital Expenditures by Type.”
     In 2005, we generated Ps.676.0 million in resources from operating activities, principally reflecting our increased net income generated from our operations without considering non-cash items such as depreciation and amortization, deferred income tax and the change in our working capital. We used no resources in financing activities in 2005. Our resources used in investing activities in 2005 were Ps.282.9 million, mainly for the purchase of capital assets as summarized below in the table “Historical Capital Expenditures by Type.”

     In 2004, we generated Ps.588.9 million in resources from operating activities, principally reflecting our net income generated from our operations without considering non-cash items such as depreciation and amortization, deferred income tax and the change in our working capital. We used no resources in financing activities in 2004. Our resources used in investing activities in 2004 were Ps.268.8 million, mainly for the purchase of capital assets as summarized below in the table “Historical Capital Expenditures by Type.”
     In December 2005, our parent company Aeroinvest entered into certain credit facilities to finance Aeroinvest’s acquisition from the Mexican government of the Series B shares currently representing 35.3% of our capital stock and to finance an additional loan to SETA for SETA’s exercise of the option to acquire 2% of our Series B shares. These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007. Aeroinvest subsequently purchased additional Series B Shares representing 0.74% of our capital stock. Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007. The refinancing consists of the issuance of the following series of notes by a Mexican trust, payable in U.S. dollars: (i) Ps. 2,125,000,000 aggregate principal amount of Series 2007-1 Class A Notes due 2017, (ii) Ps. 325,000,000 aggregate principal amount of Series 2007-1 Class B Notes due 2017, and (iii) Ps. 355,000,000 aggregate principal amount of Series 2007-1 Class C Notes due 2017. In connection with the Merrill Lynch refinancing, Aeroinvest has assigned its economic interests (including its right to receive dividends) with respect to its Series B shares representing 36.04% of our capital stock as well as 74.5% of the Series A shares of SETA. The refinancing was approved at the extraordinary shareholders meeting held January 31, 2007.
     Under the refinancing agreements, Aeroinvest is required to maintain at least its present ownership interest in OMA and SETA, majority control over OMA and our subsidiaries and a minimum interest expense to EBITDA ratio. The terms of the refinancing agreements require that Aeroinvest cause OMA to comply with numerous covenants, which include certain restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change our business or make investments or capital expenditures outside of the master development plans. As a result, Aeroinvest would be required to obtain a waiver or amendment under the restructuring documents to permit us to undertake certain of these restricted actions, including the incurrence of any material amount of indebtedness, and there can be no assurances that such waivers or amendments would be obtained. In addition, Aeroinvest is required to cause us to distribute all of our available cash, subject to certain limitations, as quarterly dividends in accordance with our dividend policy, and is required to restrict us from making certain changes to the divided policy. If we do not distribute a minimum required amount of dividends on each dividend payment date, Aeroinvest will be in default under the refinancing documents. If Aeroinvest defaults on its obligations under the refinancing documents, we would be further restricted in our ability create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change our business or make investments or capital expenditures outside of the master development plans, Aeroinvest could lose its ability to vote its shares of our capital stock as well as its shares of SETA, and the trustee could in certain circumstances foreclose on the Series B shares and is SETA shares held in trust.
     Under the terms of our concessions, each of our subsidiary concession holders is required to present a master development program for approval by the Ministry of Communications and Transportation every five years, which includes investment commitments (including capital expenditures and improvements) applicable to us as concession holder for the succeeding five-year period. For more information on our master development programs and historical and projected committed investments and capital expenditures, please see “Item 4. History and Development of the Company – Master Development Programs”.
Share Repurchase Program
     On April 27, 2007, our shareholders approved the establishment of a share repurchase reserve in the amount of Ps. 400,000,000. We plan to conduct the share repurchase program on the Mexican stock exchange and in accordance with Mexican and other applicable law. During the 2007 fiscal year, up to Ps. 100,000,000  may be used in connection with the share repurchase program.
Critical Accounting Policies
     We prepare consolidated financial statements in conformity with Mexican FRS. As such, we are required to make estimates, judgments and assumptions that affect (i) certain reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the date of the financial statements, and (iii) certain reported amounts of revenues and expenses during the reporting period. We base estimates and judgments on our historical experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. Our significant accounting policies are described in Note 3 to our financial statements. We believe our most critical accounting policies that result in the application of estimates and/or judgments are the following:
Income Taxes, Asset Tax and Employee Profit Sharing
     In conformity with Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Statutory Profit Sharing, of Mexican FRS, a provision or benefit for income tax is recorded in the results of the year in which such tax expense or benefit is incurred. Deferred income tax assets and liabilities are recognized for temporary differences derived from comparing the accounting and tax values of assets and liabilities, plus any future benefits resulting from tax loss carry-forwards or any other tax credit. The resulting deferred tax provision or benefit is reflected in our consolidated statements of income. A deferred tax liability is recorded when there is a charge to results, and a deferred tax asset is recorded in the event of a credit to results.
     Asset tax paid may be recognized as an asset tax credit, reducing the deferred income tax liability, if it is probable that we will generate sufficient taxable income to compensate or to recover the tax.
     Deferred employee statutory profit sharing assets resulting from the temporary differences between the accounting results and the taxable income from operations are recognized as a deferred employees’ statutory profit sharing asset or liability. The asset is recorded when there is a high probability that the asset will be realized and there is no evidence that such situation will change. On the balance sheet, the deferred employee statutory profit sharing is shown net of the deferred income tax.
     The calculation and recognition of deferred taxes and the related valuation allowance for deferred taxes and asset taxes requires the use of estimates, which may be affected by the amount of our future taxable income, the assumptions relied on by our management and our results of operations.
     We periodically evaluate the fairness of deferred tax assets or liabilities based on historical tax results and estimated tax profits, among others. A valuation allowance is recorded for any deferred tax assets that, in the opinion of our management, are not likely to be realized. Any change in our estimates may have an effect on our financial condition and results of operations.

Impairment in the Value of Long-Lived Assets
     We must test for impairment when indicators of potential impairment in the carrying amount of tangible and intangible long-lived assets in use exist, unless there is conclusive evidence that the indicators of impairment are temporary. Impairment indicators considered for these purposes are, among others, operating losses or negative cash flows in the period if they are combined with a history of projections of losses, depreciation and amortization charged to the results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction of the installed capacity, physical damages and other legal and economic factors.
     An impairment is recorded when the carrying amount of long-lived assets exceeds the greater of the present value of future net cash flows provided by the assets or the net sales price upon disposal.
     Present value of future net cash flows is based on management’s projections of future cash flows generated by the asset, discounted using current interest rates.
     Our management believes that OMA, together with our 13 airport subsidiaries, must be considered as an independent cash generating unit, as all were part of the Central-North package included in the Mexican government’s bidding process. Under the privatization process, each airport concessionaire must operate its airport, regardless of its individual results. Our evaluations throughout the year and up to the date of this filing did not reveal any impairment of tangible and intangible long-lived assets. We can give no assurance that our evaluations will not change as a result of new information or developments which may change our future projections of net cash flows or the related discount rates and result in future impairment charges.
Principal Differences Between Mexican FRS and U.S. GAAP
     Our consolidated financial statements are prepared in accordance with Mexican FRS, which differs in certain respects from U.S. GAAP.
     The principal differences between Mexican FRS and U.S. GAAP as they relate to us are the treatment of our investments in our concessions and the rights to use our airport facilities, the treatment of SETA’s option and portion of shares held in trust, which are forfeitable, and the deferred tax effects of these adjustments. Each of these differences affects both consolidated net income and stockholders’ equity. See Note 19 to our audited financial statements for a discussion of these differences and the effect on our consolidated results of operation.
Off-balance Sheet Arrangements
     We are not party to any off-balance sheet arrangements.
Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations			Less than 1						More than 5
	Total		year(2)		1-3 years		3-5 years		years
	(in millions of pesos)
Master development programs	PS.	1,821	PS.	1,049	Ps.	674	Ps.	98		N/A	(3)
Purchase obligations(1)		332		18		74		74		166
Total	Ps.	2,153	Ps.	1,067	Ps.	748	Ps.	172	Ps.	166

(1)	Reflects minimum fixed annual payment of U.S.$3 million required to be paid under OMA’s Technical Assistance Agreement, assuming an average exchange rate of Ps.11.2865 per U.S. dollar and an annual U.S. inflation rate of 2.4%. The amount ultimately to be paid in any year will depend on OMA’s profitability.

(2)	Amount for less than one year corresponds to obligations for the remainder of 2007.

(3)	In year five of the master development programs, a negotiation will take place with the Ministry of Communications and Transportation to determine the new master development program commitments for the subsequent five-year period.
New Accounting Pronouncements
Mexican FRS
     As of May 31, 2004, the Mexican Institute of Public Accountants, or IMCP, formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards, or CINIF, consistent with the international trend of requiring this function to be performed by an independent entity.
     Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently changed the terminology from standards of generally accepted accounting principles in Mexico to Normas de Información Financiera (Financial Reporting Standards), or Mexican FRS, and determined that the FRS would encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any previous Mexican GAAP bulletins that have not been amended, replaced or revoked by the new FRS; and (iv) International Financial Reporting Standards, or IFRS, that are supplementary guidance to be used when Mexican FRS does not provide primary guidance.
     One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican FRS and establishing a Conceptual Framework, or CF, to support the development of financial reporting standards and to serve as a reference in resolving issues arising in the accounting practice. When Mexican FRS Series A went into effect on January 1, 2006, which represents the Conceptual Framework, some of its provisions created divergence with specific Mexican FRS already in effect. Consequently, in March 2006, CINIF issued Interpretation Number 3 (INIF No. 3), Initial Application of Mexican Financial Reporting Standards, establishing, that provisions set forth in specific Mexican FRS that have not been amended should be followed until their adaptation to the Conceptual Framework is complete. For example, in 2006, revenues, costs and expenses were not required to be classified as ordinary and non-ordinary in the statement of income and other comprehensive income items in the statement of stockholders’ equity were not required to be reclassified into the statement of income at the time net assets that gave rise to them were realized.
     CINIF continues to pursue its objective of moving towards a greater convergence with International Financial Reporting Standards. To this end, on December 22, 2006, it issued the following MFRS, which will become effective for fiscal years beginning on January 1, 2007:
•	NIF B-3, Statement of Income

•	NIF B-13, Events Occurring after the Date of the Financial Statements

•	NIF C-13, Related Parties

•	NIF D-6, Capitalization of Comprehensive Financing Result
Some of the significant changes established by these standards are as follows:

NIF B-3, Statement of Income, sets the general standards for presenting and structuring the statement of income, the minimum content requirements and general disclosure standards. Consistent with NIF A-5, Basic Elements of Financial Statements, NIF B-3 now classifies revenues, costs and expenses, into ordinary and non-ordinary. Ordinary items (even if not frequent) are derived from the primary activities representing an entity’s main source of revenues. Non-ordinary items are derived from activities other than those representing an entity’s main source of revenues. Consequently, the classification of certain transactions as special or extraordinary, according to former Bulletin B-3, was eliminated. As part of the structure of the statement of income, ordinary items should be presented first and, at a minimum, present income or loss before income taxes, income or loss before discontinued operations, if any, and net income or loss. Presenting operating income is neither required nor prohibited by NIF B-3. If presented, the line item other income (expense) is presented immediately before operating income. Cost and expense items may be classified by function, by nature, or a combination of both. When classified by function, gross income may be presented. Statutory employee profit sharing should now be presented as an ordinary expense (within other income (expense) pursuant to INIF No. 4 issued in January 2007) and no longer presented within income tax. Special items mentioned in particular Mexican FRS should now be part of other income and expense and items formerly recognized as extraordinary should be part of non-ordinary items.
     NIF B-13, Events Occurring after the Date of the Financial Statements, requires that for (i) asset and liability restructurings and (ii) creditor waivers to their right to demand payment in case the entity defaults on contractual obligations, occurring in the period between the date of the financial statements and the date of their issuance, only disclosure needs to be included in a note to the financial statements while recognition of these items should take place in the financial statements of the period in which such events take place. Previously, these events were recognized in the financial statements in addition to their disclosure. NIF A-7, Presentation and Disclosure, in effect as of January 1, 2006, requires, among other things, that the date on which the issuance of the financial statements is authorized be disclosed as well as the name of authorizing management officer(s) or body (bodies). NIF B-13 establishes that if the entity owners or others are empowered to modify the financial statements, such fact should be disclosed. Subsequent approval of the financial statements by the stockholders or other body does not change the subsequent period, which ends when issuance of the financial statements is authorized.
     NIF C-13, Related Parties, broadens the concept “related parties” to include (a) the overall business in which the reporting entity participates; (b) close family members of key officers; and (c) any fund created in connection with a labor-related compensation plan. NIF C-13 requires the following disclosures: (a) the relationship between the controlling and subsidiary entities, regardless of whether or not any intercompany transactions took place during the period; (b) that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; (c) benefits granted to key officers; and (d) name of the direct controlling company and, if different, name of the ultimate controlling company. Notes to comparative financial statements of prior periods should disclose the new provisions of NIF C-13.
     NIF D-6, Capitalization of Comprehensive Financing Result, establishes general capitalization standards that include specific accounting for financing in domestic and foreign currencies or a combination of both. Some of these standards include: (a) mandatory capitalization of comprehensive financing cost (“RIF”) directly attributable to the acquisition of qualifying assets; (b) in the instance financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; (c) exchange gains or losses from foreign currency financing should be capitalized considering the valuation of associated hedging instruments, if any; (d) a methodology to calculate capitalizable RIF relating to funds from generic financing; (e) regarding land, RIF may be capitalized if development is taking place; and (f) conditions that must be met to capitalize RIF, and rules indicating when RIF should no longer be capitalized. The entity may decide on whether to apply provisions of NIF D-6 for periods ending before January 1, 2007, in connection with assets that are in the process of being acquired at the time this NIF goes into effect.
     On November 30, 2006, the Interpretations Committee of International Financial Reports issued IFRIC 12, Agreements for Service Concessions, which is of mandatory application as of January 1, 2008, although its early application is encouraged. This interpretation deals with the accounting by private sector operators involved in supplying infrastructure assets and services to the public sector, such as schools and highways. The interpretation establishes that for those agreements which fall within this scope, the infrastructure assets are not recognized as property, plant and equipment of the operator; rather, depending on the contract terms, the operator will recognize: (i) a financial asset, whereby an operator constructs or makes improvements to the infrastructure, in which the operator has an unconditional right to receive a specific amount of cash or other financial asset during the contract term; or (ii) an intangible asset, whereby the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after the construction is terminated, in which the future cash flows of the operator have not been specified, because they may vary depending on the use of the asset, and are therefore considered contingent; or (iii) both, a financial asset and an intangible asset, when the return/gain for the operator is provided partially by a financial asset and partially by an intangible asset. This IFRIC establishes that for both the financial asset and the intangible asset, the revenues and costs related to the construction or the improvements are recognized in revenues during the construction phase in accordance with International Accounting Standards 11, Construction Contracts (or its equivalent in Mexican FRS, NIF D-7, Construction Contracts and Manufacture of Certain Capital Assets).
     We are currently in the process of evaluating the effects of adopting these new standards on our financial information.

U.S. GAAP
     In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. We do not anticipate the adoption of this new accounting principle will have a material effect on our financial position, results of operations or cash flows.
     In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 addresses the process and diversity in practice of quantifying financial statement misstatements resulting in the potential build-up of improper amounts on the balance sheet. We adopted the provisions of SAB No.108 in the accompanying consolidated financial statements, which did not have an effect on our financial position, results of operations or cash flows.
     In September 2006, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007. We do not anticipate the adoption of this new accounting principle will have a material effect on our financial position, results of operations or cash flows.
     In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also requires that an entity measure the fair value of plan assets and benefit obligations as of the date of the year-end balance sheet. We adopted the provisions of this statement in the accompanying 2006 financial statements, which did not have a significant effect on our financial position.
     On January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payments. This statement eliminated the option to apply the intrinsic value measurement provisions of Accounting

Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees to stock compensation awards issued to employees and instead requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which an employee is required to provide services in exchange for the award — the requisite service period (usually the vesting period). The adoption of SFAS No. 123 did not have a material effect on our financial position, results of operations or cash flows.
     On January 1, 2006, we adopted SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3, which required retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. SFAS No. 154 also required that the retrospective application of a change in accounting principle be limited to the direct effects of the change, with indirect effects being recognized in the period of the accounting change. The adoption of SFAS No. 154 did not have a material effect on our financial position, results of operations or cash flows.
Item 6. Directors, Senior Management and Employees
Directors
     Our board of directors is responsible for the management of our business. Pursuant to our bylaws, our board of directors must consist of an odd number of directors determined at an ordinary general meeting of shareholders and is required to have at least 11 members. Our board of directors currently consists of 11 directors and one alternate director, each of who is elected at the annual shareholders’ meeting. Under the Mexican Securities Market Law and OMA by-laws, at least 25% of our directors must be independent.
     Our bylaws provide that (i) each person (or group of persons acting together) holding 10% of our capital stock in the form of Series B shares is entitled to designate one director, (ii) the holders of Series BB shares are entitled to elect three directors and their alternates pursuant to our bylaws, the participation agreement and the technical assistance agreement and (iii) the remaining members of the board of directors are to be elected by the holders of our capital stock (both the Series BB and the Series B shares, including those Series B holders that were entitled to elect a director by virtue of their owning 10% of our capital stock).
     Under the participation agreement, NAFIN, as trustee of the selling stockholder, Bancomext, ICA and SETA agreed that three of our directors were to be elected by SETA, as holder of the Series BB shares, three were to be elected by ICA and five were to be elected by NAFIN. At the October 2, 2006 shareholders’ meeting, the shareholders resolved that each of the directors elected by NAFIN would be removed upon the sale of its shares pursuant to the global public offering in December 2006 and replaced with Independent Directors.

     The following table lists our current directors as of the date of this annual report, their titles, dates of appointment and ages:

Name	Title	Director since	Age
Bernardo Quintana Isaac	Chairman and Director	December 21, 2005	65
Alberto Felipe Mulás Alonso	Independent Director	October 2, 2006	46
Salvador Alva Gómez	Independent Director	October 2, 2006	56
Manuel Francisco Arce Rincón	Independent Director	October 2, 2006	66
Luis Guillermo Zazueta Domínguez	Independent Director	October 2, 2006	61
Fernando Flores Pérez	Independent Director	April 29, 2007	61
Luis Fernando Zárate Rocha*	Director	September 22, 2000	63
Alonso Quintana Kawage*	Director	March 14, 2003	33
Sergio Fernando Montaño León	Director	December 21, 2005	59
José Luis Guerrero Álvarez	Director	December 21, 2005	63
Jean Marie Chevallier*	Director	December 13, 2006	62
Jacques Follain*	Alternate Director	December 13, 2006	50

*	Appointed by SETA
     Bernardo Quintana Isaac. Mr. Bernardo Quintana Isaac has been the Chairman of our board of directors since December 2005. Mr. Quintana has been Chairman of the board of directors of Empresas ICA, S.A.B. de C.V. since December 1994, and was also the Chief Executive Officer of ICA from December 1994 through December 2006. Previously, Mr. Quintana served as Executive Vice President and Vice President of ICA Tourism and Urban Development and as Director of Investments of Banco del Atlántico. Mr. Quintana currently serves as a board member of several Mexican companies, including Grupo Carso, S.A.B. de C.V., CEMEX, S.A.B. de C.V. and Telmex, S.A.B. de C.V. Mr. Quintana is also a member of Mexico’s National Council of Businessmen and a member of the boards of trustees of the Universidad Nacional Autónoma de México and Fundación ICA, S.C. Mr. Quintana holds a degree in civil engineering from the Universidad Nacional Autónoma de México and a master’s degree in business administration from the University of California at Los Angeles. Mr. Quintana is the father of fellow director Mr. Alonso Quintana Kawage.
     Alberto Felipe Mulás Alonso. Mr. Alberto Felipe Mulás Alonso has been a member of our board of directors since December 2006. Mr. Mulás currently serves on the boards of directors of several companies, including Empresas ICA, S.A.B. de C.V., Acciones y Valores de México (Accival) S.A. de C.V., a broker dealer subsidiary of Citigroup, Urbi Desarrollos Urbanos S.A.B. de C.V., one of Mexico’s largest housing developers, and Sociedad Hipotecaria Federal, S.N.C., the Mexican government-owned development bank. He presently manages a consulting firm that specializes in corporate finance and strategic planning, which he founded in January 2003. In the administration of former President Vicente Fox, Mr. Mulás oversaw the creation of a national housing development strategy. He has also been managing director at Donaldson, Lufkin & Jenrette Securities Corp., restructuring coordinator at Unidad Coordinaradora para el Acuerdo Bancario Empresarial (UCABE), Country Manager for Lehman Brothers and a vice-president at JP Morgan. Mr. Mulás received a degree in chemical engineering from the Universidad Iberoamericana de México and a master’s degree in business administration from the Wharton School at the University of Pennsylvania.
     Salvador Alva Gómez. Mr. Salvador Alva has been a member of our board of directors since December 2006. Since 2003, Mr. Alva has been President of PepsiCo Foods Latin America, a leading producer of packaged food with operations in 15 countries. He is also President of the Mexican Association of Electronic Commerce and on the board of directors of Conmexico. Mr. Alva has served as

President of Gamesa-Quaker, General Manager for Latin America of the Alegro International Division of PepsiCo and in several positions at Cervecería Moctezuma, S.A. de C.V. He holds a degree in chemical engineering from the Universidad Nacional Autónoma de México and a master’s degree in business administration from Universidad de las Americas.
     Manuel F. Arce Rincon. Mr. Manuel F. Arce Rincon has been a member of our board of directors since December 2006. From1995 to this date, Mr. Arce has been Managing Director and Partner at Grupo Consultor ACM, S.C., where he advises a wide range of clients in the public and private sectors. For more than 30 years he has also served on the board of directors of many corporations both government or privately owned, including a number of companies registered in the Mexican Stock Exchange. He is also an independent board of directors member of more than 35 investment funds. In the public sector, Mr. Arce has worked at the Federal Electricity Commission, the Coordinación de Abastos y Distribución and Servicios Metropolitanos S.A. Since 1966 he has been a professor at the Universidad Nacional Autónoma de México. Mr. Arce graduated with honors from the Universidad Nacional Autónoma de México and holds a master’s degree in business administration from Columbia University.
     Luis Fernando Zárate Rocha. Mr. Luis Fernando Zárate Rocha has been a member of our board of directors since September 2000. Mr. Zárate is also a member of the board of directors and an Executive Vice President of Empresas ICA. Mr. Zárate oversees housing operations and overseas business development for Empresas ICA, as well as the operations of the airport operator SETA. Mr. Zárate has been affiliated with Empresas ICA for over 36 years, during which time he has worked in business development as well as heavy construction and infrastructure projects. Mr. Zárate is also a member of the board of directors of Fundación ICA, S.C. Mr. Zarate holds a degree in civil engineering from the Universidad Nacional Autónoma de México, where he has been a professor of engineering since 1978.
     Luis Guillermo Zazueta Dominguez. Mr. Luis Guillermo Zazueta has been a member of our board of directors since December 2006. In 1971, Mr. Zazueta founded Despacho Zazueta Hermanos, S.C., a professional accounting firm advising a wide range of clients on accounting and tax matters. He is also on the board of directors of Seguros Argos S.A. de C.V., ANA Automóvil Club de México, A.C., Almacenadora Gómex and Astered Unión de Crédito. He is a member of the Certified Public Accountants College and registered as a Fiscal Public Accountant at the Ministry of Finance and Public Credit, the Mexican Social Security Institute, INFONAVIT and the Federal District. Mr. Zazueta holds a degree in public accounting from the Universidad Iberoamericana.
     Alonso Quintana Kawage. Mr. Alonso Quintana Kawage has been a member of our board of directors since March 2003. Mr. Quintana became the Chief Financial Officer of Empresas ICA on January 1, 2007. Since joining ICA in 1994, he has served the company in various capacities, including positions in its construction, corporate finance and project finance areas. In the finance group, Mr. Quintana has overseen various transactions, including those relating to the financing of a bond and syndicated credit for the El Cajón Hydroelectric Project, a bond for the Corredor Sur project in Panama and a long-term loan financing for the Irapuato-La Piedad highway public-private partnership, as well as various public offerings by Empresas ICA in the international capital markets and Aeroinvest’s acquisition in 2005 of Series B shares currently representing 35.3% of our capital stock. Mr. Quintana received a degree in civil engineering from the Universidad Iberoamericana and a master’s degree in business administration from the Kellogg School of Management at Northwestern University in Chicago. Mr. Quintana is the son of the Chairman of the board of directors, Mr. Bernardo Quintana Isaac.
     Sergio F. Montaño León. Mr. Sergio F. Montaño León has been a member of our board of directors since December 2005. Mr. Montaño is member of the board of directors and Executive Vice

President in charge of overseeing administration of Empresas ICA. Since 1972, Mr. Montaño has served in various capacities in the management and finance areas of several companies within the Empresas ICA group. Previously, Mr. Montaño held various management positions with such Mexican companies as Trébol S.A. de C.V. and Cervecería Cuauhtémoc Moctezuma, S.A. de C.V. Mr. Montaño holds a degree in public accounting from the Universidad Nacional Autónoma de México.
     José Luis Guerrero Álvarez. Dr. José Luis Guerrero Álvarez has been a member of our board of directors since December 2005. Dr. Guerrero became Chief Executive Officer of Empresas ICA effective January 1, 2007 and is a member of ICA’s board of directors. Previously, he was Executive Vice President and Chief Financial Officer of Empresas ICA. For the past 28 years, Dr. Guerrero has held various positions in the finance, administrative, divestment, real estate, manufacturing and business development areas of Empresas ICA. Before joining Empresas ICA, Dr. Guerrero served as the Planning Director of Combinado Industrial Sahagún, the Technical Director of Roca Fosfórica Mexicana and held various other positions in Mexico and abroad. Dr. Guerrero holds a Diploma D’Ingenieur I.S.M.C.M. from Institut Superieur des Materiaux et de la Construction Mechanique of Paris, and a M.S. and a Ph.D. in engineering from the University of Illinois at Urbana-Champaign.
     Jean-Marie Chevallier. Mr. Jean-Marie Chevallier became in December 2006 Chairman of the Board and Chief Executive Officer of Aéroports de Paris Management, the Aéroports de Paris (ADP) subsidiary that manages its overseas airports investments and operations. Previously, he was ADP’s Director of Airport Planning for both Paris-Charles de Gaulle (CDG) and Paris-Orly airports. He joined ADP in 1978 and until 1990 worked extensively on planning and engineering consulting for large overseas airports projects, namely Jakarta-Cengkareng, Osaka-Kansai, and Seoul-Incheon. Promoted to Vice-President in 1993, he was successively in charge of the Engineering Division, International Affairs and the CDG airport Facilities Division. Mr. Chevallier is a chartered civil engineer from Ecole Nationale des Ponts et Chaussées (Paris, 1968).
     Jacques Follain (Alternate Director for Mr. Chevallier). Mr. Jacques Follain is Managing Director of ADP Management. Mr. Follain joined the Aéroports de Paris Group in 1998 and has played a key role in the development of ADP as an international airport operator in China, Mexico, Egypt, and Algeria. Prior to joining ADP, Mr. Follain held a several positions in L’Oreal starting in 1987, including heading its Mexico subsidiary, sales and marketing manager for Europe in the International Department, and responsibility for setting up the management information systems of the professional division. He also worked for 6 years as an organizational consultant at Arthur Andersen Consulting (Accenture). Mr. Follain is an aeronautical and telecommunications engineer, graduated from the Ecole Nationale Supérieure des Constructions Aéronautiques (Toulouse) the Ecole Nationale Supérieure des Télécommunications (Paris) and has a master’s degree from Stanford University.
     Fernando Flores Pérez. Mr. Fernando Flores Pérez served as Executive Director and Chairman of the Board of the Mexican Institute of Social Security (IMSS) from October 2005 until December 2006. From December 2004 to October 2005, he was Undersecretary of Labor, Security, and Social Security at the Ministry of Labor and Social Security. Mr. Flores joined Compañía Mexicana de Aviación in 1991 and served as Law and Administration Director, and from 1995 until 2004. As Executive Director and Chairman of the Board, he worked extensively to save the company of bankruptcy, a goal that he achieved in 2000. Mr. Flores has also served as Executive Director of Aerovías de México (Aeroméxico) from March to December 2004. From January 1997 to January 2000 he was the President of the National Air Transportation Chamber. Mr. Flores was Alternate Director for Administration at the Mexican Institute for Social Security, starting in January 1984. Previously, Mr. Flores was Corporate Director for Legal Affairs and Labor Relationships at Grupo Industrial Dina (June 1978 to December 1984) and legal director at Diesel Nacional S.A., Constructora Nacional de Carros de Ferrocarril, S.A. and Siderurgica

Nacional S.A. (May 1975 to June 1978). Mr. Flores holds a law degree from the Universidad Iberoamericana, and he received the “Master de Oro en Alta Dirección” from the Forum de Alta Dirección in Spain.
Executive Officers
     Pursuant to our bylaws, the holders of Series BB shares are entitled to nominate and propose the removal of our chief executive officer and to appoint and remove our chief financial officer, our chief operating officer and our commercial director. The Series BB Directors are also entitled to appoint half of our executive officers, which appointment must be made in accordance with the Technical Assistance Agreement and the guidelines approved by our board of directors.
     The following table lists our executive officers, their current position and their year of appointment as an executive officer.

		Executive
Name	Current position	officer since(2)	Age
Ruben Gerardo López Barrera(1)	Chief Executive Officer	December 11, 2003	37
Nicolas Etienne Marcel Claude(1)	Chief Operating Officer	October 14, 2004	41
Victor Humberto Bravo Martin(1)	Chief Financial Officer	March 20, 2006	41
Manuel de la Torre Melendez	General Counsel	January 1, 2004	43
Jose Ignacio de la Peña Padilla	Infrastructure and Maintenance Director	July 6, 2004	48
Jean Philippe Frederic Percheron(1)	Commercial and Marketing Director	April, 26, 2006	38
Porfirio González Alvarez	Airports Director	April 26, 2006	56
María Victoria Zapata Guerrero	Human Resources Director	April 14, 2006	45

(1)	Appointed by SETA as holder of Series BB shares.

(2)	Date of Appointment.
     Rubén Gerardo López Barrera has served as OMA’s Chief Executive Officer since December 2003. Previously, he served as OMA’s General Vice President, Human Resources and Legal, and OMA’s Communications Director. Mr. López has also previously served as Business Development Director and Project Finance Director of ICA. Mr. López received a degree in Civil Engineering from Universidad Iberoamericana, a diploma in finance from the Instituto Tecnológico Autónomo de México, a master’s degree in business administration from the Pontificia Universidad Católica de Chile and the Washington University and a certificate in airport management and development from ADP.
     Nicolas Etienne Marcel Claude has served as OMA’s Chief Operating Officer since October 2004. Previously, he served as Master Planning Coordinator of ADP for the development of the Charles de Gaulle and Orly airports as well as other projects, including the Beijing Capital International Airport in China, and has also worked for ADP in strategic planning. A systems engineer by training, Mr. Claude also holds a master’s degree in statistics and a specialization study in airport management from Ecole Nationale de l’Aviation Civile in Toulouse.
     Víctor Humberto Bravo Martín has served as OMA’s Chief Financial Officer since March 2006. Prior to joining OMA, he served in various capacities with ICA, including Corporate Finance Director, Project Finance Director, Corporate Finance Analysis Manager and Corporate Economic Analysis Manager. Mr. Bravo holds a B.S. in economics from Instituto Tecnológico y de Estudios Superiores de Monterrey, a diploma in finance from Instituto Tecnológico Autónomo de México, a master’s degree in business administration from the Leonard N. Stern School of Business at New York University and the Manchester School of Business. He has also completed various specialization courses in the area of finance and management.

     Manuel de la Torre Melendez has served as OMA’s General Counsel since January 2004. Prior to joining OMA, Mr. de La Torre was a senior associate at Thacher, Proffitt & Wood LLP, where he advised a variety of corporate clients with a particular focus on labor law. Mr. de la Torre is a professor of labor law and procedural labor law at the Instituto Tecnológico Autónomo de México and holds a law degree, magna cum laude, from the Universidad Nacional Autónoma de México. He is a member of the Mexican Bar Association, the Interamerican Bar Association and the Latin American Aeronautical Association.
     José Ignacio de la Peña Padilla has served as OMA’s Infrastructure and Maintenance Director since July 2004. Previously, he was the General Projects Director for the municipal government of Aguascalientes, the General Director of Rojas de la Peña and the Director of Public Electricity in Aguascalientes County. Mr. de la Peña holds a B.S. in civil engineering from the Instituto Tecnológico de Estudios Superiores Occidente, and he has completed a specialization in structural engineering from the Ecole Nationale des Travaux Publics de l’Etat in France and a specialization in structural design from the Centre des Hautes Études de la Construction in France.
     Jean Philippe Frederic Percheron has served as OMA’s Commercial and Marketing Director since April 2006, previously serving as OMA’s Assistant Director of Commercial Affairs. He also served as Manager of Commercial Activities at Aéroports de Paris and as Marketing Studies Director for Georges Chetochine Consulting. Mr. Percheron holds a degree in business administration from Ecole Superior de Commerce de Paris, a master’s degree in economics from Université de la Sorbonne de Paris, as well as a B.S. in civil engineering from the École Spéciale des Travaux Publics in Paris.
     Porfirio González Álvarez has served as OMA’s Airports Director since April 2006. Previously, he has served as OMA’s Business Unit Manager, as OMA’s Assistant Director of Operations and Development and as the Manager of OMA’s Monterrey International Airport. He has also served in various capacities in the Mexican federal government and the state government of Nuevo León. Mr. González holds a B.S. in civil engineering from the Universidad Autónoma de Nuevo León.
     Maria Victoria Zapata Guerrero has served as OMA’s Human Resources Director since April 2006. Previously, she has served as an Associate Human Resources Development Consultant with Consultores en Evaluación, Diagnóstico y Desarrollo Humano, as Human Resources Director with the Interiors Division of Lear Corporation and as Human Resources Strategic Planning Manager for Aeroméxico. She also served in various managerial capacities in the area of in human resources with NationsBank/Bank of America, First Chicago Bank, Kentucky Fried Chicken (Pepsico), Invermexico Casa de Bolsa and Empresas Lanzagorta. Ms. Zapata holds a B.S. in industrial relations from Universidad Iberoamericana, a diploma in human development from Universidad Iberoamericana, a diploma in executive management from Instituto Tecnológico y de Estudios Superiores de Monterrey and has been certified in various personnel development techniques.
     The business address of our directors and executive officers is our principal executive headquarters.
Compensation of Directors and Executive Officers
     For 2006, the aggregate compensation earned by our 32 officers (including executive officers, corporate managers, coordinators and airport administrators) was approximately Ps.60 million. As of the Shareholders’ meeting held on April 27, 2007, each of the Chief Executive Officer, the Chief Financial Officer, the General Counsel and the permanent invitees and secretaries for each meeting of the board or special committee receives compensation in the amount of Ps.40,000 net of any required withholding for each board meeting and corporate committee meeting attended. In addition, independent directors receives a fee of U.S.$250 net of any required withholding for each hour they dedicate to our affairs outside of board meetings and corporate committee meetings.
     None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due them according to the Federal Labor Law (Ley Federal del Trabajo).
Committees
     Our bylaws provide for three committees to assist the board of directors with the management of our business: an Audit Committee, a Corporate Practices Committee and a Nominations Committee.
Audit Committee
     The Audit Committee, currently composed of three members, is responsible for (i) the appointment and removal of our external auditor, (i) supervising ours external auditors and analyzing their reports, (ii) analyzing and supervising the preparation of our financial statements, (iii) informing the board of our internal controls and their adequacy, (iv) requesting reports from our board of directors and executive officers whenever it deems appropriate, (v) informing the board of any irregularities that it may encounter, (vi) receiving and analyzing recommendations and observations made by the shareholders, members of the board, executive officers, our external auditors or any third party and taking the necessary actions, (vii) calling shareholders’ meetings, (viii) supervising the activities of our general director and (ix) providing an annual report to the board.
     Our bylaws provide that a shareholders’ meeting shall determine the number of members of the Audit Committee, all of whom must be members of our board of directors and independent. The members of the Audit Committee are appointed by the board of directors, except for one member who may be appointed by the Series BB Directors. The chairman of the Audit Committee was elected by our shareholders’ meeting held on April 27, 2007. The current members of the Audit Committee are Luis Guillermo Zazueta (Chairman of the Committee), Alberto Felipe Mulás Alonso and Manuel F. Arce Rincon. Luis Guillermo Zazueta has been designated as an “audit committee financial expert” as defined by the Commission.
     The chairman of the Audit Committee shall prepare an annual report to our board of directors with respect to the findings of the audit committee, which shall include (i) the status of the internal controls and internal audits and any deviations and deficiencies thereof, taking into consideration the reports of external auditors and independent experts, (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies, (iii) the evaluation of external auditors, (iv) the main results from the review of our financial statements and those of our subsidiaries, (v) the description and effects of changes to accounting policies, (vi) the measures adopted as result of observations of shareholders, directors, executive officers and third parties relating to accounting, internal controls, and internal or external audits, and (vii) compliance of shareholders’ and directors’ resolutions.
Corporate Practices Committee
     The Corporate Practices Committee, currently composed of three members, is responsible for (i) providing opinions to our board of directors, (ii) requesting and obtaining opinions from independent experts, (iii) calling shareholder’s meetings, (iv) assisting the board in the preparation of annual reports and other reporting obligations and (v) proposing for shareholder approval the compensation to be paid to members of our board of directors and the boards of directors of our subsidiaries.
     Our bylaws provide that a shareholders’ meeting shall determine a minimum number of members of the Corporate Practices Committee, all of which must be members of our board of directors and be approved by shareholder resolution. The members of the Corporate Practices Committee are appointed by the board of directors, except for one member who may be appointed by the Series BB Directors. The chairman of the Corporate Practices Committee is elected by the shareholders meeting. Under the Mexican Securities Market Law and our bylaws, all members of the Corporate Practice Committee must be independent (except to the extent a controlling shareholder or shareholders maintain 50% or more of our outstanding capital stock, in which case a majority must be independent). The current members of our Corporate Practices Committee are Alberto Felipe Mulás Alonso (Chairman of the Committee), Luis Guillermo Zazueta and Manuel F. Arce Rincon.
     The chairman of the Corporate Practices Committee shall prepare an annual report to our board of directors with respect to the findings of the Corporate Practices Committee, which shall include (i) observations with respect to relevant directors and officers, (ii) the transactions entered into with related parties, (iii) the remunerations paid to directors and officers and (iv) any permissions granted for a director or officer to take advantage of a business opportunity.
Nominations Committee
     The Nominations Committee, currently composed of three members, is responsible for the proposal of candidates for election to the board of directors. Our bylaws provide that the holders of the Series B and Series BB shares, acting as a class, are each entitled to name one member of the Nominations Committee. The remaining member of the committee is to be designated by the two members who were selected by the Series B and Series BB shareholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the shareholders’ meeting. Members of the committee each have a term of one year. At each annual shareholders’ meeting, the Nominations Committee is required to present a list of candidates for election as directors for the vote of the shareholders. The current members of our Nominations Committee are Manuel F. Arce Rincon (Chairman of the Committee), José Luis Guerrero Álvarez and Arturo Olvera Vega.
NASDAQ Corporate Governance Comparison
     Pursuant to Rule 4350(a)(1) of the NASDAQ Stock Market, Inc. (NASDAQ) Marketplace Rules, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NASDAQ listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Securities Market Law and the regulations issued by the Mexican National Banking and Securities Commission. We also generally comply on a voluntary basis with the Mexican Code of Best Corporate Practices (Codigo de Mejores Practicas Corporativas) as indicated below, which was created in January 2001 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. On an annual basis, we file a report with the Mexican Banking and Securities Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.
     On December 30, 2005, a new Mexican Securities Market Law was published in the Diario Oficial de la Federación, which became effective on June 28, 2006.

     The table below discloses the significant differences between our corporate governance practices and the NASDAQ standards.

NASDAQ Standards	Our Corporate Governance Practice

Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A Controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. Rules 4350(c)(1) & (c)(5).	Director Independence. Pursuant to the Mexican Securities Market Law, we are required to have a board of directors composed of a maximum of 21 members, 25% of whom must be independent. One alternate director may be appointed for each principal director; provided that the alternates for the independent director must also be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers, and any relatives of such persons. In accordance with the Mexican Securities and Market Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the National Banking and Securities Commission. There is no exemption from the independence requirement for controlled companies.

Our by-laws provide that our Board of Directors shall be composed of at least 11 members. Currently, our board has seven members, of which five are independent under the Mexican Securities Market Law and the Sarbanes-Oxley Act of 2002.

Executive Sessions. Independent directors must meet regularly in executive sessions at which only independent directors are present. Rule 4350(c)(2).	Executive Sessions. Our non-management and independent directors are not required to meet in executive sessions and generally do not do so. Under our bylaws and applicable Mexican law, executive sessions are not required.

Nominations Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. “Controlled companies” are exempt from this requirement. Rules 4350(c)(4)(A)-(B) & (c)(5).	Nominations Committee. We are not required to have a nominating committee. Our bylaws, however provide for a Nominations Committee, which we believe carries out the principal duties of a nominating committee. The duties of our Nominations Committee include, among others, nominating candidates for election as directors at the shareholders’ meeting. The Nominations Committee is composed of three members who are appointed by the shareholders at a shareholders’ meeting. Pursuant to our bylaws, at least one member is appointed by the Series B shareholders

NASDAQ Standards	Our Corporate Governance Practice

and at least one member is appointed by the Series BB shareholders. The remaining member is to be designated by the two appointed members. If these two members are unable to reach an agreement, the remaining member will be designated by majority vote of the shareholders.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d).	Audit Committee. We are in compliance with the independence requirements of Rule 10A-3. Marketplace Rule 4350(a)(1) permits us to follow our home country governance practices in lieu of certain NASDAQ requirements, and as such the members of our Audit Committee are not required to satisfy the NASDAQ independence and other audit committee standards that are not prescribed by Rule 10A-3.

The principal characteristics of our Audit Committee are as follows:

	•	Our Audit Committee is composed of three members, all of whom are members of our board of directors.

	•	All of the members of our Audit Committee and the committee’s president are independent.

	•	The Chairman of the Audit Committee is appointed and/or removed exclusively by the general shareholders’ meeting.

	•	Our Audit Committee operates pursuant to provisions in the Mexican Securities Market Law and our bylaws.

	•	Our Audit Committee submits an annual report regarding its activities to our Board of Directors.

	•	The duties of our Audit Committee include, among others, the following:

• overseeing of our internal auditing and controls systems, and

• appointing and removing, and supervising our external auditor and establishing the scope of the external auditor’s duties and responsibilities.

• ensuring compliance with our by-laws by officers and directors of the company and its subsidiaries,

• making recommendations to the Nomination and Compensation Committee with respect to the removal of directors

NASDAQ Standards	Our Corporate Governance Practice

and officers for violations of the by-laws or any other applicable legal provision,

	•	overseeing compliance with the corporate governance provisions as set forth in the General Law of Business Companies (Ley General de Sociedades Mercantiles), and the Mexican Securities Market Law and protection of minority shareholder rights,

	•	overseeing related-party transactions,

	•	preparing certain regular reports for the board of directors pursuant to the Mexican Securities Market Law and our bylaws

NASDAQ Standards	Our Corporate Governance Practice

Compensation Committee. CEO compensation must be determined, or recommended to the board for determination, either by compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. “Controlled companies” are exempt from this requirement. Rules 4350(c)(3)(A)-(B) & (c)(5).	Corporate Practices Committee. Pursuant to the Mexican Securities Market Law, we are required to have a corporate governance committee, although we are not required to have a separate compensation committee. The Mexican Securities Market Law requires that committees consist of at least 3 independent directors appointed by the board of directors. All committee members must be independent (except to the extent a controlling shareholder or shareholders own 50% or more of our outstanding capital stock, in which case the majority must be independent). Pursuant to our bylaws and the Mexican Securities Market Law, the duties of our Corporate Practices Committee include, among others, the following:

	•	providing opinions to o9ur board of directors on certain matters;

	•	requesting and obtaining opinions from independent experts;

	•	calling shareholders’ meeting;

	•	assisting the board in the preparation of annual reports and other reporting obligations; and

	•	proposing for shareholder approval the compensation to be paid to members of our board of directors and the boards of directors of our subsidiaries.

The board has vested certain functions and responsibilities of this committee on our Audit Committee.

The duties of our Audit Committee with regard to corporate practices are, among others, the following:

	•	evaluating the performance of relevant officers,

	•	reviewing related-party transactions, and

	•	determining the total compensation package of the chief executive officer.

NASDAQ Standards	Our Corporate Governance Practice

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A)	Equity Compensation Plans. Shareholder approval is not expressly required under our bylaws for the adoption and amendment of an equity-compensation plan. Such plans must provide from similar treatment of executives in comparable positions. No equity-compensation plans have been approved by our shareholders.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company, or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 4350(i)(1)(B)-(D).	Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval for the issuance of equity securities. Treasury stock, however, may be issued by the board of directors without shareholder approval.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n).	Code of Ethics. We have adopted a code of ethics applicable to all of our directors and executive officers, which is available to you free of charge upon request and at www.oma.aero. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our other officers/employees.

Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 4350(h).	Conflicts of Interest. In accordance with Mexican law and our bylaws, the audit committee must provide an opinion regarding any transaction with a related party that is outside of the ordinary course of business, and such transactions must be approved by the board of directors. Pursuant to the Mexican Securities Market Law, our board of directors and our Audit Committee are required to establish certain guidelines regarding related party transactions that do not require board approval.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 4350(g).	Solicitation of Proxies. Under the Mexican Securities Market Law, we are obligated to make available proxy materials for meetings of shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting and provides a mechanism by which shareholders can vote by proxy. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, requests for instructions to the ADS depositary for the voting of shares represented by ADSs.

NASDAQ Standards	Our Corporate Governance Practice

Peer Review. A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant (“peer review”) that determines whether the auditor’s system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k).	Peer Review. Under Mexican law, we must be audited by an independent public accountant that has received a “quality control review” as defined by the National Banking and Securities Commission. Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte & Touche Tohmatsu, our independent auditor, is not subject to “peer review” as such term is defined in Marketplace Rule 4350(k).
Employees
     As of December 31, 2006, we had approximately 944 employees. The total number of employees increased by 4.4% in 2005 and by 1.5% in 2006 due primarily to the addition of personnel operating our cargo facilities and security personnel. At December 31, 2006, approximately 59% of our employees were unionized.

     The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated.
Employees

	December 31,
	2004	2005	2006
Categories of activity:
Airport operations	466	493	497
Airport maintenance	142	145	153
Administration(1)	283	292	294

Geographic location:
Acapulco	88	94	91
Ciudad Juárez	47	48	49
Culiacán	50	51	50
Chihuahua	53	61	61
Durango	33	41	42
Mazatlán	69	69	69
Monterrey	173	174	188
Reynosa	27	29	27
San Luis Potosí	39	39	40
Tampico	50	58	57
Torreón	47	46	47
Zacatecas	40	40	42
Zihuatanejo	45	47	47
Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	130	133	134

Total(1)	891	930	944

(1)	At December 31, 2004, 2005 and 2006, includes 130, 133 and 134 persons respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., our administrative services subsidiary.
     All of our unionized employees are members of local chapters of the Mexican National Union of Airport and Auxiliary Services Workers, an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency as well as of the three other airport groups (the Southeast Group (Grupo Aeroportuario del Sureste, S.A. de C.V.), the Mexico City Group (Grupo Aeroportuario de la Ciudad de México), and the Pacific Group (Grupo Aeroportuario del Pacifico, S.A. de C.V.) operating in Mexico. Labor relations with our employees are governed by 13 separate collective labor agreements, each relating to one of our 13 airport subsidiaries, and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. We last renegotiated our collective bargaining agreements with our unionized employees in October 2006. We believe that our relations with employees are good. We believe the wages we paid to Servicios Aeroportuarios del Centro Norte S.A. de C.V., or the Service Company, employees are similar to those paid to employees of similar airport operating companies in Mexico.
     We maintains a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw the funds in their accounts on an annual basis. In 2004, 2005 and 2006, we made a total of Ps.17.3 million, Ps.18.6 million and Ps. 17.7 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

     Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Ministry of Finance and Public Credit.
Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
     Aeroinvest is our controlling shareholder. Aeroinvest directly owns 144,151,500 of our Series B shares that represent 36.04% of our outstanding capital stock. Aeroinvest also directly owns 331,972,000 Series A shares of SETA that represent 74.5% of its capital stock. SETA in turn owns 58,800,000 of our Series BB shares and 8,000,000 Series B shares that collectively represent 16.7% of our capital stock. Consequently, Aeroinvest is the beneficial owner of 48.48% of our capital stock.
     In November of 2006, a Mexican trust established by NAFIN, or the NAFIN Trust, acting pursuant to the instructions of the Ministry of Communications and Transportation, sold 48.0% of our outstanding capital stock through a global public offering of shares in the form of American Despositary Shares, or ADSs, and Series B Shares, concurrently in the United States and Mexico. The net proceeds from the sale of the shares were paid to the Mexican government. After the offering, the Mexican government ceased to be a shareholder.
     The following table sets forth information with respect to beneficial ownership of our capital stock as of May 30, 2007:

			Percentage of total
	Number of shares		share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
Aeroinvest(1)	144,151,500		36.04%
SETA(2)	8,000,000	58,800,000	2.0%	14.70%
Public	192,080,000	—	47.87%	—
Officers and Directors	601,413	—	0.15%	—

(1)	In addition to the Series B shares it directly owns, Aeroinvest may be deemed to beneficially own all of OMA’s shares owned by SETA by virtue of its ownership of 74.5% of SETA’s capital stock. Aeroinvest and SETA are subsidiaries of ICA.

(2)	Held in trust with Bancomext. Aeroinvest and SETA are subsidiaries of ICA.
Arrangements relating to SETA
     The rules governing the sale of our Series BB shares to SETA required that SETA place all of its Series BB shares in trust in order to guarantee SETA’s performance of its obligations under the Technical Assistance Agreement and SETA’s commitment to maintain its interest in us for a specified period. Accordingly, SETA has placed its shares in trust with Bancomext or the Bancomext Trust. Pursuant to our bylaws, the Technical Assistance Agreement, the Participation Agreement, and the Bancomext Trust, SETA is required to retain at least 51% of our shares until June 14, 2007, after which it is entitled to transfer up to one eighth of this 51% during each year thereafter. The terms of the Bancomext Trust will be extended for an additional 15 years if, at the end of the initial 15-year term, SETA holds shares representing more than 10% of our capital stock. SETA may terminate the Bancomext Trust before the second 15-year term begins if: (i) SETA holds less than 10.0% of our capital stock at the end of the initial term; and (ii) the Technical Assistance Agreement has been terminated. If the Bancomext Trust is not terminated within the second 15-year term, SETA is required to instruct Bancomext to transfer the shares to a new trust. SETA is required to deposit in the trust any additional shares of our capital stock that it acquires.
     Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present the board of directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, chief operating officer and commercial director to elect three members of our board of directors and to propose the appointment of at least one member of each of our committees. SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our stockholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management). Additionally, most matters voted on by the board of directors require the affirmative vote of the directors appointed by the holder of our Series BB shares. In the event of the termination of technical assistance agreement, the Series BB shares would be converted into Series B shares, resulting in the termination of all of SETA’s special rights. If at any time before June 14, 2015 SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but its other special rights would be unaffected). If at any time after June 14, 2015 SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights. As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, whether before or after June 14, 2015, all of its special rights will remain in place. In addition, shareholders of SETA have allocated among themselves certain veto rights relating to the exercise by SETA of its veto and other rights, which increases the risk of impasse at the shareholders meeting of SETA and ultimately at our shareholders meetings.
     Our bylaws, the Participation Agreement and the Technical Assistance Agreement also contain certain provisions designed to avoid conflicts of interest between SETA and OMA, such as approval of certain related party transactions by our Corporate Practices Committee.
     Under the terms of the Participation Agreement and the Bancomext Trust, (i) SETA’s key partners, currently ADPM and Aeroinvest, are required jointly to maintain at least 51% ownership of SETA until June 14, 2015, (ii) Aeroinvest must maintain at least a 25.5% ownership interest in SETA until such date and (iii) ADPM must maintain at least a 10.0% ownership interest in SETA until such date. To the extent that a key partner acquires shares of SETA in excess of its above referred interest, such additional interest may be sold without restriction. There can be no assurance that the terms of the Participation Agreement or the Bancomext Trust would not be amended to reduce or eliminate these ownership commitments. If SETA or any of its stockholders defaults on any obligation contained in the trust agreement, or if SETA defaults on any obligation contained in the Participation Agreement or the Technical Assistance Agreement, after specified notice and cure provisions, the Bancomext Trust provides that the trustee may sell 5.0% of the shares held in the trust and pay the proceeds of such sale to OMA as liquidated damages.
     Pursuant to the consortium agreement entered into among ADPM, Aeroinvest and VASA on May 16, 2000 as amended and restated, or the consortium agreement, the shareholders of SETA agreed that ADPM shall have the right to appoint one member of our board of directors and that Aeroinvest shall have the right to appoint up to three directors, the third of whom must satisfy the independence criteria of the Sarbanes-Oxley Act of 2002. The right to appoint certain of our officers under the consortium agreement is allocated as follows: Aeroinvest shall appoint our chief executive officer, chief financial officer, human resources director (subject to the approval of ADPM) and general counsel; ADPM shall appoint our chief operating officer, our commercial director and our chief safety and quality control officer (subject to the approval of Aeroinvest).

     Aeroinvest and ADPM have also agreed that:
•	Aeroinvest will select two members of our Audit Committee, one of whom must satisfy the independence criteria of the Sarbanes-Oxley Act of 2002; and

•	Aereoinvest and ADPM will jointly select at least one member of our Nominations Committee and Corporate Practices Committee.
     The consortium agreement also requires the unanimous vote of Aeroinvest and ADPM to approve: (i) the pledging or creation of a security interest in any of our shares held by SETA and the shares issued by SETA; (ii) any amendments to SETA’s bylaws or the SETA shareholders’ agreement; (iii) our merger, split, dissolution or liquidation; (iv) the amendment or termination of our bylaws, the Participation Agreement, the technical assistance agreement, the technology transfer agreement or related ancillary agreements; (v) changes in our capital structure; (vi) the conversion of our Series BB shares into Series B shares of OMA; and (vii) any sale or transfer of shares of SETA.
     Under the consortium agreement, transfers by either of Aeroinvest or ADPM of its shares in SETA to an unaffiliated third party are subject to limited rights of first refusal in favor of the non-transferring shareholder, and such transfers by Aeroinvest are subject, under certain conditions, to tag-along rights in favor of ADPM. In addition, the consortium agreement includes put and call options in respect of shares of SETA held by Aeroinvest, whereby, from June 14, 2009 through the later of June 14, 2015 and the date that is six months following the termination of the technical assistance agreement, under certain conditions, ADPM may require Aeroinvest to purchase all or a portion of shares of SETA held by ADPM, and in the event of the parties’ inability to resolve definitely a matter to be decided by the board of directors or shareholders of SETA, Aeroinvest may require ADPM to sell to Aeroinvest all or a portion of shares of SETA held by ADPM.
Arrangements relating to Aeroinvest
     In June 2005, SETA assigned to Aeroinvest an option to purchase Series B shares representing 36% of our then-outstanding capital stock (currently equivalent to 35.3% of our capital stock). Aeroinvest purchased these shares from the Mexican government in December 2005 pursuant to this option, acquiring 141,120,000 Series B shares at an aggregate purchase price of U.S.$203.3 million (Ps.2,165.4 million) (determined based on an initial price per share of U.S.$1.13 (Ps.11.0198) plus an annual 5% premium, subject to decreases for any dividends declared and paid by us). The acquisition of these Series B Shares was financed through credit facilities. These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007. Aeroinvest subsequently purchased additional Series B shares representing 0.74% of our capital stock. Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007. In connection therewith, Aeroinvest has assigned its economic interests (including its right to receive dividends) in its Series B shares representing 36.04% of our capital stock as well as 74.5% of the Series A shares of SETA. The terms of the refinancing documents are described in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”
     On June 22, 2007, Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., División Fiduciaria and Banca Múltiple, J.P. Morgan Grupo Financiero, División Fiduciaria entered into a voting agreement pursuant to which Aeroinvest agreed to vote its Series B shares representing 36.04% of our capital stock as a bloc in the same way SETA votes its shares of our capital stock at all ordinary and extraordinary shareholders meetings, subject to certain exceptions set forth in the agreement. An English translation of this agreement is filed as an exhibit to this Form 20-F.

RELATED PARTY TRANSACTIONS
Arrangements with SETA and its Affiliates
     The rules for the sale to SETA of the Series BB shares previously owned by the Mexican government required SETA, OMA and the Ministry of Communications and Transportation to enter into a Participation Agreement, which established the framework for certain related agreements: the Option Agreement, the Technical Assistance Agreement and the Bancomext Trust.
     Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2006 amounted to approximately Ps.47.7 million (U.S.$4.4 million). The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its stockholders during the term of the agreement. The agreement has an initial term of approximately 15 years beginning June 14, 2000 and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015. The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B shares that are not owned by SETA or any of its affiliates. A party may terminate the Technical Assistance Agreement prior to its expiration date upon non-compliance with its terms by the other party. SETA provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the master development programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations.
     The Technical Assistance Fee for 2000 and 2001 was fixed at U.S.$5 million. Subsequent to January 1, 2003, the Technical Assistance Fee is equal to the greater of U.S.$3 million adjusted annually for inflation since June 14, 2006 (measured by the U.S. consumer price index) or 5% of our annual consolidated operating income (calculated prior to deducting the technical assistance fee and depreciation and amortization and in each case determined in accordance with Mexican FRS). We believe that this structure creates an incentive for SETA to increase our annual consolidated earnings. SETA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.
     The Technical Assistance Agreement allows SETA, its stockholders and their affiliates to render additional services to us only if its Corporate Practices Committee determines that these related persons have submitted an arm’s length bid in a public bidding process. For a description of this committee, see “Item 6. Directors, Senior Management and Employees—Committees.”
     In 2003, 2004, 2005 and 2006 OMA recognized expenses of U.S.$3.0 million, U.S.$3.0 million, U.S.$3.3 million and U.S.$4.4 million, respectively, pursuant to the technical assistance agreement plus additional nominal expenses paid to SETA and its affiliates.
     Under the Option Agreement, SETA was granted options to subscribe for newly issued Series B shares representing 3% of our capital stock. These options were originally exercisable in three tranches of 1% each, the first one of which expired unexercised and the second and third of which were exercised in 2006 at the price of U.S.$1.3527 (Ps.14.6735) per share (determined based on an initial price per share of U.S.$1.1286 plus an annual 5% premium, subject to decreases corresponding to dividends declared and paid by us).

     Our parent company Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007. In connection with the Merrill Lynch refinancing, Aeroinvest has assigned its economic interests (including its right to receive dividends) with respect to its Series B shares representing 36.04% of our capital stock as well as 74.5% of the Series A shares of SETA. Although we are not parties to the refinancing agreements, the refinancing agreements to require that Aeroinvest cause us to comply with certain restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change or business or make investments or capital expenditures outside our master development plans. The terms of the refinancing documents are described in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”
     We periodically engage ICA and its affiliates to provide construction and related services to us. In 2006, we paid approximately U.S.$2.4 million, in connection with services provided by ICA and its affiliates. The contracts in connection with such services were approved by our Acquisitions and Agreements Committee on May 23, 2006. The Acquisitions and Agreements Committee was replaced after our initial public offering, in accordance with our bylaws, by the Corporate Practices Committee by the shareholders meeting held on October 2, 2006. In June 2007 we entered into a Ps 113.9 million construction contract with ICA for construction of the foundation, procurement, fabrication and assembly of the metallic structure and installation of the three-dimensional roofing structure of the new Terminal B of the Monterrey International Airport, which is expected to begin operations in the fourth quarter of 2008. In addition, we expect to sign a multi-annual service contract for the maintenance of our runways with ICA. We engaged an independent expert to evaluate both of the offers made by ICA in connection with these contracts, and the expert determined that ICA’s offers were consistent with market prices. In addition, both of these contracts with ICA were approved by our Corporate Practices Committee, which concluded that these contracts are on terms the committee believes are arm’s length.
Arrangements with Entities Controlled by the Mexican Government
     Prior to December 2005, the Mexican government owned 85% of our capital stock. In December 2005, the Mexican government sold Series B shares currently representing 35.3% of our capital stock to Aeroinvest. In December 2006, the Mexican government sold its remaining shares of our capital stock as part of our initial public offering.
     In the ordinary course of its business, we and our subsidiaries enter into transactions with various entities controlled by the Mexican government, including the provision of services to various airlines controlled by the Mexican holding company Consorcio Aeroméxico (formerly Cintra) and the purchase of electricity from the Mexican Federal Electricity Commission. For example, in 2004, 2005 and 2006, amounts paid to Mexican Government entities including Mexican Federal Electricity Commission for services received totaled Ps.45 million, Ps.49 million and Ps.55 million, respectively. See Note 17 to our audited year-end financial statements. The Mexican Airport and Auxiliary Services Agency sells fuel directly to the airlines at our airports.
     Aeroméxico, Mexicana, and Aerolitoral collectively accounted for approximately 49.2% of the revenues generated by our airports in 2006. Cintra controlled Aeroméxico, Mexicana, and Aerolitoral through December 2005 when Cintra sold its interest in Mexicana. Subsequent to this sale, Cintra changed its name to Consorcio Aeroméxico. The Mexican government controls Consorcio Aeroméxico through the Institute for the Protection of Bank Savings. Consorcio Aeroméxico also controls SEAT, the principal provider of baggage and ramp handling services in our airports. For details of revenues earned from these related parties, see “Item 4. Information on the Company – Business Overview—Principal Air Traffic Customers” and Note 11 to our audited financial statements.

     We also pay a concession tax to the Mexican government. For a description of this fee, see “Item 5. Operating and Financial Review and Prospects – Operating Costs—Technical Assistance Fee and Concession Tax.”
Item 8. Financial Information
     See “Item 18. Financial Statements” beginning on page F-1.
LEGAL PROCEEDINGS
General
     We are involved in certain legal proceedings from time to time that are incidental to the normal conduct of our business. In addition, the Mexican Airport and Auxiliary Services Agency is currently engaged in several legal proceedings related to our airports, none of which is expected to have a material adverse effect on our business.
Disputed land ownership at Ciudad Juárez International Airport
     In 1991, parties purporting to be former owners of land comprising a portion of the Ciudad Juárez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government. As an alternative to recovery of this land, the plaintiffs have also sought monetary damages of U.S.$120 million. On May 18, 2005, a Mexican court ordered us to return the disputed land to the claimants. An appellate court recently vacated the May 18 court order, nullified the underlying legal proceeding and dismissed the plaintiffs’ claim without prejudice. The appellate decision was based upon Mexican constitutional provisions and the terms of our concessions. Against the appellate court order, the plaintiffs filed a new appellate proceeding or Juicio de Amparo, which is pending to be resolved. In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of its concessions would require, our concession to operate the Ciudad Juárez Airport would terminate. In 2005 and 2006, the Ciudad Juárez International Airport represented 5.2% and 5.3%, respectively, of our revenue. Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of our concessions the termination of the Ciudad Juárez concession would not affect the validity of our remaining airport concessions and that the Mexican federal government would be obligated to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession or the definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that we would be so indemnified.
Property tax claims by certain municipalities
     Administrative law proceedings have been asserted against us by the municipalities of Chihuahua, Ciudad Juárez, Reynosa, Tampico, Mazatlán and Zihuatanejo for the payment of property taxes with respect to the real property on which we operate our airports in those cities. The claims in respect of the Chihuahua and Ciudad Juárez airports have been dismissed, although we expect the municipalities of Chihuahua and Ciudad Juárez to assert amended claims. The total amount of the property-tax claims outstanding, which amounts were recently updated to reflect additional amounts claimed since the proceedings were first asserted, in each of Reynosa, Tampico, Mazatlan and Zihuatanejo are Ps.59.5 million, Ps.1.02 million, Ps.2.5 million and Ps.10.2 million, respectively, although any of these amounts could increase if the underlying claims are not resolved in our favor.

     On June 27, 2006, the municipality of Zihuatanejo issued a decree assessing taxes of Ps.4.3 million and a fine of Ps.4.3 million in respect property tax liability for the period from 1996 to 2000. Pursuant to the decree, the municipality seized and attached two bank accounts of the Zihuatanejo International Airport and garnished rent paid by tenants located on concession property. These two bank accounts contained no funds at the time of their seizure. The monthly amount of rent subject to garnishment is approximately Ps.88,442. We have filed claims seeking to (i) annul the assessment of the fine on substantive and procedural grounds, (ii) stay the seizure and attachment pending appeal and final resolution of our legal challenge to the constitutionality of the underlying tax liability and (iii) recover amounts paid by Zihuatanejo International Airport’s tenants to the municipality as a result of the ordered garnishment. We anticipate that the municipality may issue additional decrees assessing property taxes in respect of the period from 2000 to the present.
     On May 14, 2007, the municipality of Reynosa gave notice of an update to the amount of property taxes and fines claimed of Ps. 59.2 million (in addition to the Ps 0.3 claimed in 2004). We have filed claims contesting any obligation to pay any property tax, the newly updated amount claimed by the municipality and seeking to annul the assessment of the taxes and fines on constitutional grounds. We anticipate that the municipality may issue additional decrees assessing property taxes claimed in respect of subsequent periods.
     On May 14, 2007, the municipality of Mazatlán gave notice of a claim for payment property taxes from 2002 to 2007 in the amount of Ps. 2.5 million. We have filed claims contesting any obligation to pay any property tax, the specific amount claimed by the municipality and seeking to annul the assessment of the taxes and fines on constitutional grounds. We anticipate that the municipality may issue additional decrees assessing property taxes claimed in respect of subsequent periods.
     We do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations because, should a court determine that these taxes must be paid in response to any future proceedings, we believe that only the owners of the land should be responsible for paying these taxes directly, and the obligation to pay these taxes is not otherwise contemplated in the terms of our concessions. The Mexican government has not acknowledged an obligation to pay such taxes, however, and changes to the Mexican Constitution and other applicable laws could render it liable to municipalities for property taxes in the future. We cannot predict the amount of any such future tax liabilities or the criteria that would be used to determine them. If such changes were to occur and any amounts owed were substantial, these resulting tax liabilities could have a materially adverse effect on our consolidated financial condition or results of operations.
     Other Mexican airport operators contesting the assessment of similar property tax claims have been required to post surety bonds in connection with their challenge of those assessments. If we are required to post similar surety bonds in the future, the terms of the surety bonds may restrict our ability to pay dividends or otherwise limit our flexibility.
Claim for damages by Aero DaVinci Internacional, S.A. de C.V.
     In May 2007 our Reynosa airport received notice of a lawsuit for damages and losses filed by Aero DaVinci International S.A. de C.V. (Aero DaVinci), a sublessee at the airport, in the amount of U.S.$3,900,000, in connection with the termination of Aeroservicios of Reynosa, S.A. de C.V.’s (Aeroservicios, the principal lessee) lease at the Reynosa airport for nonpayment of rent. Upon termination of Aeroservisio’s lease (and effectively Aero DaVinci’s sublease), Aero DaVinci initiated legal proceedings against the Reynosa airport for damages and losses, including lost profits, in connection with its airplane taxi, cargo and charter service.
     In addition, on May 2, 2007 our Tampico airport received notice of a lawsuit for reimbursement of legal fees asserted by Aero DaVinci for termination of its lease at the Tampico airport for nonpayment of rent. The Tampico airport filed a claim against Aero DaVinci on February 22, 2005 to recover the unpaid rent under its lease, which was subsequently dismissed. Aero DaVinci then asserted a legal proceeding against the Tampico airport for its legal fees in connection therewith in the amount of Ps.$2,962,000,000. We filed documents contesting both of these claims. We believe that Aero DaVinci’s claims are without merit, and as such we do not believe that any, of the amounts claimed in the proceedings against the Reynosa and Tampico airports are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. However, we cannot assure that we will be successful in our defense of these claims.
Relocation of a cargo tenant at Monterrey International Airport
     As part of the expansion and modernization of cargo operations at Monterrey International Airport, we have entered into agreements with most of our cargo customers and the Mexican customs authorities under which they have agreed to relocate their operations to new facilities. Braniff Air Freight and Company, S.A. de C.V., or Braniff, a cargo customer that leases a portion of the area originally dedicated to customs activities at the airport from Mexican customs authorities, asserted a legal claim challenging the validity of our relocation agreement with the Mexican customs authorities. Although Braniff’s claim was dismissed, it has refused to vacate the space it occupies. We brought a claim against the Mexican customs authorities seeking to cause them to relocate Braniff, and a Mexican court recently entered an initial judgment in favor of it. The Mexican customs authorities did not appeal the initial judgment in our favor, and currently we are requesting the execution of the court’s order against the customs authorities. Braniff and other cargo customers (Levisa, Salvador Daw Vidal and Braniff Despachos Advanales) challenged our efforts to seek its enforcement. In the event that the matter is not definitively resolved in favor of the Monterrey International Airport, Braniff and other cargo customers’ continued occupation of this space could impede the expansion and modernization of cargo operations as well as plans for the construction of new commercial terminals at the airport.
DIVIDENDS
     Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.69.6 million at December 31, 2006 (excluding reserve amounts corresponding to 2006 net income), which represented 1% of our capital stock as of such date.
     Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under Mexican FRS. Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to us. We are also required to allocate earnings to our legal reserve fund prior to distributing any dividend payments to our shareholders.
     Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax (charged against cumulative net income and payable by OMA). Companies are entitled to apply any corporate-level dividend tax on the distribution of earnings as a credit against their Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax. Furthermore, dividends paid to resident and non-resident holders with respect to our Series B shares and ADSs are currently not subject to Mexican withholding tax.
     Our shareholders recently adopted a new dividend policy that seeks to ensure the tax efficient payment of dividends. Because any dividend we expect to pay will likely be subject to the corporate-level dividend tax referred to above, our dividend policy has been designed to ensure that any corporate level dividend tax we pay may be applied by us as a credit against its projected future corporate income tax liability in the year paid and in the subsequent two years.
     Our dividend policy has a fixed and a variable component paid annually in equal quarterly installments. The fixed component is Ps.325 million per year. The variable component will be based on the funds available for distribution in excess of the fixed component.
     Our dividend policy presupposes that the declaration and amount of dividends that are paid are subject to (and determined by) the following factors:
•	compliance with applicable law regarding the declaration and payment of dividends with respect to any year including the establishment of the statutory legal reserve fund of 5%,

•	we must maintain sufficient cash reserves, as determined by our board of directors, necessary to cover our projected investments for the subsequent twelve months and our expected operating expenses for the subsequent six months,

•	the amount of dividends to be paid may be limited to the extent necessary to avoid generating a tax liability that cannot be credited against our expected income tax liability in the subsequent two years (which is the period during which Mexican law allows us to credit the corporate level dividend tax against our income tax liability), and

•	we must maintain sufficient cash reserves, as determined by our board of directors, as to allow us to react to or prevent any adverse financial change in the operations of the business.
     Our dividend policy was prepared based on current Mexican tax law and our current projections of our future earnings and corporate income tax liability. Changes in Mexican tax law and our actual results of operations could cause our board of directors to propose to our shareholders to change the current dividend policy.
     The declaration, amount and payment of dividends, if any, are subject to the approval of either (x) holders of a majority of our capital stock present at a shareholders’ meeting and, so long as the Series BB shares represent at least 7.65% of our outstanding capital stock, the approval of SETA (as the holder of the Series BB shares) or (y) holders of 95% of our capital stock.
     On January 31, 2007, our shareholders approved a proposal to include quarterly payment of dividends in our dividend policy. Subject to the satisfaction of the factors mentioned above and the approval of the shareholders, any dividends that are approved will be payable by us to the holders of our shares following the shareholder meeting that approved such dividends in four equal payments on the following dates: July 15, October 15, January 15 and April 15.
     Prior to September 22, 2006, we had not paid any dividends. On September 22, 2006, prior to the effectiveness of our new dividend policy, we paid an aggregate dividend of Ps.423.9 million. On April 27, 2007, our shareholders’ meeting approved payment of a dividend of Ps.429.6 million, which shall be paid in four equal quarterly installments pursuant to the new dividend policy.
     We declare our dividends in pesos. In the case of Series B shares represented by ADSs, the cash dividends are paid to the depositary and, subject to the terms of the deposit agreement, converted into and paid in U.S. dollars at the prevailing rate of exchange, net of conversion expenses of the depositary and applicable Mexican withholding tax. Fluctuations in exchange rates will affect the amount of dividends that ADS holders receive.
     Distributions we make to our shareholders other than as dividends (in the manner described above), including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico, including withholding taxes. The tax rates applicable and the method of assessing and paying taxes applicable to any such non-dividend distributions will vary depending on the nature of the distributions.
     Our parent company Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007. Under the refinancing agreements, Aeroinvest is required to cause us to distribute all of our available cash, subject to certain limitations, as quarterly dividends in accordance with our dividend policy, and is required to restrict us from making certain changes to the divided policy. If we do not distribute a minimum required amount of dividends on each dividend payment date, Aeroinvest will be in default under the refinancing documents. This requirement may cause Aeroinvest to vote in favor of a dividend in an amount greater than would otherwise be required by our dividend policy. The terms of the refinancing agreements are more fully described under “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”
Item 9. The Offer and Listing
STOCK PRICE HISTORY
     The following table sets forth, for the periods indicated, the high and low closing prices for (i) the ADSs on the New York Stock Exchange in U.S. dollars and (ii) our common shares on the Mexican Stock Exchange in pesos. For more information, see “Item 3. Key Information—Exchange Rates” for the exchange rates applicable during the periods set forth below. The information set forth in the table below reflects actual historical amounts at the trade dates and has not been restated in constant pesos.

     The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars since our initial public offering is as follows:

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2006
Fourth Quarter	23.00	26.10	29.50	37.50

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
December, 2006	20.81	22.75	28.30	30.50
January, 2007	21.51	24.79	29.50	33.99
February, 2007	22.60	25.75	31.65	35.10
March, 2007	22.48	27.25	31.55	37.50
April, 2007	27.00	30.14	37.60	41.12
May, 2007	26.46	29.94	36.31	40.20

(1)	8 Series B shares per ADR.
Sources: Mexican Stock Exchange and the New York Stock Exchange.
TRADING ON THE MEXICAN STOCK EXCHANGE
     The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, it ceased operations in the early 1900s, and was reestablished in 1907. The Mexican Stock Exchange is organized as a corporation (sociedad anónima de capital variable) whose shares are held by brokerage firms. These firms are exclusively authorized to trade on the floor of the Exchange. Trading on the Mexican Stock Exchange takes place exclusively through an automated inter-dealer quotation system known as SENTRA, which is open between the hours of 8:30 a.m. and 3:30 p.m., Mexico City time, each business day. Each trading day is divided into six trading sessions with ten-minute periods separating each session. Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be effected off the Exchange. Due primarily to tax considerations, however, most transactions in listed Mexican securities are effected through the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility. The suspension procedures will not apply to shares that are directly or indirectly (through ADSs or CPOs) quoted on a stock exchange outside Mexico.
     Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even if by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Instituto para el Deposito de Valores, a privately-owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for Mexican Stock Exchange transactions, eliminating the need for the physical transfer of shares.
     The Mexican Stock Exchange is one of Latin America’s largest exchanges in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets, and therefore subject to greater volatility.
     As of December 31, 2006, 129 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2006, the ten most actively traded equity issues (excluding banks) represented approximately 58% of the total volume of equity issues traded on the Mexican Stock

Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico.
     The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. In late October 1997, for example, prices of both Mexican debt securities and Mexican equity securities dropped substantially following declines earlier in the year in the Asian, Russian and Brazilian securities markets.
Item 10. Additional Information
CORPORATE GOVERNANCE
Bylaws
     This section summarizes certain provisions of Mexican law and our bylaws (estatutos sociales), a copy of which is attached to this Form 20-F as Exhibit 1.1.
     At our Extraordinary Stockholders’ Meeting held on October 2, 2006, our shareholders adopted resolutions amending and restating of our bylaws to organize the company as a sociedad anonima bursatil, and conform our bylaws to the provisions of the Mexican Securities Market Law. Some of the relevant changes included the enhancement of certain provisions applicable to the corporate governance of public companies, clarification of certain provisions relating to directors’ and officers’ liability, and the elimination of restrictions on ownership of our shares.
Purposes
     The purposes of our company include the following:
•	to acquire, as founder or through acquisitions, shares of or interests or participations in privately- or state-owned companies engaged in the management, operation (including the provision of aeronautical, complementary, commercial and construction services) and/or development of civilian airports pursuant to the Airport Law and its Regulations; to participate in the capital stock of companies engaged in the provision of all types of services; to vote, as a group and in the same manner, as prescribed by these bylaws or as directed by the board of directors, the shareholders’ meeting or any other person authorized by these bylaws to issue such a directive, any shares of stock of any other company owned thereby; and to sell, transfer or dispose of any such shares, participations or other securities in accordance with the applicable law;

•	to receive from any other Mexican or foreign entity, company or individual, and to provide to any company in which it may hold any interest or participation or to any other entity, company or individual, any services required to achieve its or their purposes, including, without limitation, any industrial, administrative, accounting, marketing or financial consulting services associated with the management, operation, construction and/or development of airports;

•	to apply for and obtain, by any means, directly or through its subsidiaries, concessions and permits to manage, operate, build and/or develop airports, provide airport development services or conduct other related activities, including, without limitation, storage and other activities to supplement or improve its service offerings, and grant guaranties in respect of such concessions and permits. Subject to the applicable law and the terms of the relevant concessions, OMA may also receive, directly or through its subsidiaries, the proceeds from the use of any civilian airport infrastructure, the execution of any agreement, the provision of any service or the conduction of any business activity. OMA may also provide merchandise handling, storage and custody services at bonded facilities in the manner prescribed by the applicable law and subject to any necessary concessions or authorizations. OMA may also provide, coordinate, direct, supervise and/or render merchandise loading, unloading and handling services as provided by the applicable law;

•	to obtain, acquire, use, transfer and grant or secure licenses in respect of all types of patents, invention certificates, registered trademarks, trade names, copyrights or any rights associated therewith, whether in the United Mexican States or abroad;

•	to obtain all types of secured and unsecured loans or credit facilities, and to grant loans to any association, company, entity or individual in which it holds more than 50% (fifty percent) of the capital stock with voting rights or which is otherwise under its control;

•	to provide all types of collateral and guaranties in respect of any credit instrument issued or obligation assumed thereby or by any entity in which it holds more than 50% (fifty percent) of the shares of stock with voting rights or which is otherwise under its control;

•	to issue, subscribe, accept and endorse all types of credit instruments, including secured and unsecured debentures;

•	to issue unsubscribed shares of any series of stock, which will be maintained as treasury shares for their delivery upon subscription, and to enter into option agreements with third parties providing for the right to subscribe and pay for any such shares. OMA may also issue unsubscribed shares pursuant to Article 53 and other related provisions of the Securities Market Law;

•	to maintain, hold, sell, transfer, dispose of or lease all types of assets, personal and real property and rights thereto as may be necessary or convenient to achieve its corporate purpose or the purpose of any association or company in which it holds an interest or participation; and

•	generally, to carry out and execute any related, incidental or ancillary activities, agreements and transactions that may be necessary or convenient to achieve the abovementioned purposes.
Directors
Election of Directors
     The board of directors is responsible for the management of our business. Pursuant to our bylaws, the board of directors must consist of an odd number of directors determined at an ordinary general meeting of shareholders and is required to have at least 11 members. Our board of directors currently consists of 11 directors and 1 alternate director, each of who is elected at the annual shareholders’ meeting. Under the Mexican Securities Market Law and our by-laws, at least 25% of our directors must be independent. Under Mexican law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the National Banking and Securities Commission.
     At each shareholders’ meeting for the election of directors (i) each person (or group of persons acting together) holding 10% of our capital stock in the form of Series B shares is entitled to designate one director, (ii) the holders of Series BB shares are entitled to elect three directors and their alternates pursuant to our bylaws, the participation agreement and the technical assistance agreement and (iii) the remaining members of the board of directors are to be elected by the holders of our capital stock (both the Series BB and the Series B shares, including those Series B holders that were entitled to elect a director by virtue of their owning 10% of our capital stock). The candidates to be considered for election as directors by the shareholders will be proposed to the shareholders’ meeting by the Nominations Committee. Any slate of candidates proposed by the Nominations Committee shall include independent directors to the extent required by the Mexican Securities Market Law and other applicable law.
     Under the participation agreement, NAFIN, as trustee of the selling stockholder, Bancomext, ICA and SETA agreed that three of our directors are to be elected by SETA, as holder of the Series BB shares, three are to be elected by ICA and five are to be elected by NAFIN.
Authority of the Board of Directors
     The board of directors is our legal representative under Mexican law. Pursuant to the Mexican Securities Market Law, the board of directors is required to approve, among other matters:
•	our general strategy;

•	annual approval of the business plan and the investment budget;

•	capital investments not considered in the approved annual budget for each fiscal year;

•	the proposal to increase our capital or that of our subsidiaries;

•	subject to the approval of the corporate practices committee, among other matters (i) our five-year master development program and any amendments thereto for each of our airports to be submitted to the Ministry of Communications and Transportation, (ii) the guidelines for the use or enjoyment of the goods that are part of our patrimony or that of our subsidiaries, by any related party, (iii) any transaction with related parties, subject to certain limited exceptions, (iv) the authorization for any member of our board, relevant officers or person with power of command, to take advantage of business opportunities for his own benefit or for the benefit of third parties, that originally corresponded to us or the companies under our control or in which we have a significant influence, and that exceed the limits set forth under item (iii) of the next paragraph, (v) the voting of the shares we hold in our subsidiaries, (vi) our management structure and any amendments thereto, (vii) the election of our Chief Executive Officer from the candidates proposed by the Series BB Directors and the approval of his compensation or his removal for cause, and (viii) the establishment of guidelines for the appointment and compensation of executive officers, which must be consistent with the guidelines established in the Technical Assistance Agreement;

•	subject to the opinion of the audit committee, among other matters (i) our financial statements and those of our subsidiaries, (ii) subject to certain limited exceptions, the acquisition and alienation by us, of our own stock, (iii) the guidelines for the granting of loans or any type of credits or guarantees to any related party, (iv) the guidelines regarding our internal controls, internal audits and those of our subsidiaries, (v) our accounting policies, including adjustments to our accounting principles to conform to or recognize those issued by the Commission, (vi) the hiring and termination of our external auditors, (vii) any transfer by us of shares in our subsidiaries, and (viii) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or U.S.$2 million, or (b) the giving of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of our consolidated assets, U.S.$5.0 million or in excess of the debt level set forth in the annual business plan, which must not exceed a 50% debt to capital ratio;

•	the appointment and delegation of responsibilities, the creation of new committees or changing the responsibilities assigned to existing committees;

•	the appointment of members of the corporate practices committee and audit committee; with the understanding that at least one of its members shall be appointed from those proposed by the members of the board appointed by the holders of Series BB shares;

•	proposals to the shareholders’ meetings regarding (a) our dividend policy and (b) the use of our earnings;

•	subject to certain conditions, the appointment of provisional members of the board, without the need for a shareholders’ meeting;

•	public tender offers;

•	the presentation at a general ordinary shareholders’ meeting of any of the following agenda items: (i) the annual reports of the audit committee and the corporate practices committee, (ii) the annual report given by the chief executive officer, the opinion of the external auditor and the opinion of the board on the content of such report, (iii) the report containing the main accounting and information guidelines used for the preparation of our financial information, and (iv) the report on the operations and activities in which the board had intervened pursuant to the Mexican Securities Market Law;

•	the appointment, removal, duties and responsibilities of our internal auditor;

•	communication policies with regards to providing information to our shareholders, the market and to other members of the board and relevant officers as well as decisions with regards to specific information to be released;

•	actions to be taken in order to rectify any known irregularity and to implement any corrective measures;

•	the terms and conditions subject to which the chief executive officer shall exercise his power and duties; and

•	resolutions instructing our chief executive officer to disclose material information to the general public.

     Under our bylaws, resolutions at board meetings with respect to any of the issues listed above will be valid only if approved by the members of the board of directors elected by the holders of the Series BB shares.
Powers of Series BB Directors
     The Series BB directors are entitled to: (i) nominate the candidates for chief executive officer to our board of directors, (ii) move for the removal of our chief executive officer, (iii) appoint and remove half of our executive officers in accordance with the guidelines established in the technical assistance agreement and the guidelines approved by our board of directors, and (iv) appoint at least one member to each of our committees.
     In addition, any matter requiring board approval under our bylaws, as indicated above, will require the approval of a majority of the directors appointed by the Series BB shareholders for so long as the Series BB shares represent at least 7.65% of our capital stock.
Our Capital Stock
     The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of June 28, 2007:
Capital Stock

	As of June 28, 2007
	Authorized	Issued and outstanding
Capital Stock:
Series B shares	341,200,000	341,200,000
Series BB shares	58,800,000	58,800,000
Total	400,000,000	400,000,000
     All ordinary shares confer equal rights and obligations to holders within each series. The Series BB shares have special voting and other rights described below.
     Our bylaws provide that our shares have the following characteristics:
•	Series B. Series B shares currently represent 85.3% of our capital. Series B shares may be held by any Mexican or foreign natural person, company or entity.

•	Series BB. Series BB shares currently represent 14.7% of our capital. Series BB shares, which are issued pursuant to Article 112 of the Mexican General Law of Business Corporations, may be held by any Mexican or foreign natural person, company or entity.
     Under the Mexican Airport Law and the Mexican Foreign Investments Law, foreign persons may not directly or indirectly own more than 49% of the capital stock of a holder of an airport concession unless an authorization from the Mexican Commission of Foreign Investments is obtained.

Voting Rights and Shareholders’ Meetings
     Each Series B share and Series BB share entitles the holder to one vote at any general meeting of our shareholders. Holders of Series BB shares are entitled to elect three members of our board of directors.
     Under Mexican law and our bylaws, we may hold three types of shareholders’ meetings: ordinary, extraordinary, and special. Ordinary shareholders’ meetings are those called to discuss any issue not reserved for extraordinary shareholders’ meeting. An annual ordinary shareholders’ meeting must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the report prepared by the Board on our financial statements, the appointment of members of the Board, declaration of dividends and the determination of compensation for members of the Board. Under the Mexican Securities Market Law, our ordinary shareholders’ meeting, in addition to those matters described above, will have to approve any transaction representing 20% or more of our consolidated assets, executed in a single or a series of transactions, during any fiscal year.
     Extraordinary shareholders’ meetings are those called to consider any of the following matters:
•	extension of a company’s duration or voluntary dissolution;

•	an increase or decrease in a company’s minimum fixed capital;

•	change in corporate purpose or nationality;

•	any transformation, merger or spin-off involving the company;

•	any stock redemption or issuance of preferred stock or bonds;

•	the cancellation of the listing of our shares with the National Registry of Securities or on any stock exchange;

•	amendments to a company’s bylaws; and

•	any other matters for which applicable Mexican law or the bylaws specifically require an extraordinary meeting.
     Special shareholders’ meetings are those called and held by shareholders of the same series or class to consider any matter particularly affecting the relevant series or class of shares.
     Shareholders’ meetings are required to be held in our corporate domicile, which is Mexico City. Calls for shareholders’ meetings must be made by the Chairman, the Secretary, two members of the board of directors, the Audit Committee or the Corporate Practices Committee. Any shareholder or group of shareholders representing at least 10% of our capital stock has the right to request that the president of the board of directors, the audit committee or the corporate practices committee calls a shareholders’ meeting to discuss the matters indicated in the relevant request. If the president of the board of directors, the audit committee or the corporate practices committee fails to call a meeting within 15 calendar days following receipt of the request, the shareholder or group of shareholders representing at least 10% of our capital stock may request that the call be made by a competent court.

     Calls for shareholders’ meetings must be published in the Official Gazette of the Federation or in one newspaper of general circulation in Mexico City at least 15 calendar days prior to the date of the meeting. Each call must set forth the place, date and time of the meeting and the matters to be addressed. Calls must be signed by whoever makes them, provided that calls made by the board of directors, the audit committee or the corporate practices committee must be signed by the Chairman, the Secretary or a special delegate appointed by the board of directors, the audit committee or the corporate practices committee for that purpose. Shareholders’ meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing our capital are duly represented.
     To be admitted to any shareholders’ meeting, shareholders must: (i) be registered in our share registry; and (ii) at least 24 hours prior to the commencement of the meeting submit (a) an admission ticket issued by us for that purpose, and (b) a certificate of deposit of the relevant stock certificates issued by the Secretary or by a securities deposit institution, a Mexican or foreign bank or securities dealer in accordance with the Mexican Securities Market Law. The share registry will be closed three days prior to the date of the meeting. Shareholders may be represented at any shareholders’ meeting by one or more attorneys-in-fact who may not be our directors. Representation at shareholders’ meetings may be substantiated pursuant to general or special powers of attorney or by a proxy executed before two witnesses.
     At or prior to the time of the publication of any call for a shareholders’ meeting, we will provide copies of the publication to the depositary for distribution to the holders of ADSs. Holders of ADSs are entitled to instruct the depositary as to the exercise of voting rights pertaining to the Series B shares.
Quorums
     Ordinary meetings are regarded as legally convened pursuant to a first call when more than 50% of the shares representing our capital are present or duly represented. Resolutions at ordinary meetings of shareholders are valid when approved by a majority of the shares present at the meeting. Any number of shares represented at an ordinary meeting of shareholders convened pursuant to a second or subsequent call constitutes a quorum. Resolutions at ordinary meetings of shareholders convened in this manner are valid when approved by a majority of the shares present at the meeting.
     Extraordinary shareholders’ meetings are regarded as legally convened pursuant to a first call when at least 75% of the shares representing our capital are present or duly represented and no minimum number of shares is required for a quorum at a second call for an extraordinary shareholders meeting. Resolutions at extraordinary meetings of shareholders are valid if taken by the favorable vote of shares representing more that 50% of our capital.
     Notwithstanding the foregoing, resolutions at extraordinary meetings of shareholders called to discuss any of the issues listed below are valid only if approved by a vote of shares representing at least 75% of our capital:
•	any amendment to our bylaws which: (i) changes or deletes the authorities of our committees or (ii) eliminates or modifies any minority rights;

•	any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom;

•	termination of the participation agreement that was entered into by SETA and the Mexican government in connection with the Mexican government’s sale of the Series BB shares to SETA;

•	a merger by us with an entity the business of which is not related to the business of us or our subsidiaries; and

•	a spin-off, dissolution or liquidation of us.
     Our bylaws also establish that a delisting of our shares requires the vote of holders of 95% of our capital stock.
Veto Rights of Holders of Series BB Shares
     So long as the Series BB shares represent at least 7.65% of our capital stock, resolutions adopted at shareholders’ meetings with respect to any of the issues listed below will only be valid if approved by a vote of at least 95% of our capital stock or a majority of the Series BB shares:
•	approval of our financial statements and those of our subsidiaries;

•	anticipated liquidation or dissolution;

•	capital increases or decreases of us or of our subsidiaries;

•	declaration and payment of dividends;

•	amendment to our bylaws;

•	mergers, spin-offs, reclassifications, consolidations or share-splits;

•	grant or amendment of special rights of any series of shares of our capital stock;

•	any decision amending or nullifying a resolution validly taken by the board of directors with respect to decisions of the board of directors that require the affirmative vote of the directors elected by the holders of our Series BB shares; and

•	any shareholder resolution with respect to a matter requiring the affirmative vote of the directors appointed by the holders of our Series BB shares.
Right of Withdrawal
     Any shareholder having voted against a resolution validly adopted at a meeting of our shareholders with respect to (i) a change in our corporate purpose or nationality, (ii) a change of corporate form, (iii) a merger involving us in which we are not the surviving entity or the dilution of its capital stock by more than 10% or (iv) a spin-off, may request redemption of its shares, provided that the relevant request is filed with us within fifteen days following the holding of the relevant shareholders’ meeting. The redemption of the shareholders’ shares will be effected at the lower of (a) 95% of the average trading price determined based on the average of the prices of our shares on the 30 days on which the shares may have been quoted prior to the date of the meeting, or (b) the book value of the shares in accordance with the most recent audited financial statements approved by our shareholders’ meeting.

Dividends and Distributions
     At our annual ordinary general shareholders’ meeting, the board of directors will submit to the shareholders for their approval our financial statements for the preceding fiscal year. Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the shareholders may from time to time determine including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock. A full discussion of our dividend policy may be found in “Item 8. Financial Information — Dividends.”
Registration and Transfer
     Our shares are registered with the Mexican National Securities Registry, as required under the Mexican Securities Market Law and regulations issued by the Mexican National Banking and Securities Commission. Our shares are evidenced by share certificates in registered form, and registered dividend coupons may be attached thereto. Our shareholders may either hold their shares directly, in the form of physical certificates, or indirectly, in book-entry form through institutions that have accounts with Indeval. Indeval is the holder of record in respect of all such shares held in book-entry form. Indeval will issue certificates on behalf of our shareholders upon request. Accounts may be maintained at Indeval by the following “Indeval participants”: brokers, banks, other financial entities or other entities approved by the National Banking and Securities Commission. We maintain a stock registry and only those persons listed in such stock registry, and those holding certificates issued by Indeval indicating ownership and any relevant Indeval participants, will be recognized as our shareholders. The transfer of shares must be registered in our stock registry. In the case of the international offering, the Depositary will appear in such stock registry as the registered holder of the common shares represented by the ADSs.
     Series BB shares may only be transferred after conversion into Series B shares, and are subject to the following rules:
•	SETA is required to retain at least 51% of its Series BB shares until June 14, 2007.

•	After June 14, 2007, SETA is free to sell in any year up to one eighth of such 51% interest in Series BB shares.

•	If SETA owns Series BB shares that represent less than 7.65% of our capital stock after June 14, 2014, those remaining Series BB shares will be automatically converted into freely transferable Series B shares.

•	If SETA owns Series BB shares representing at least 7.65% of our capital stock after June 14, 2014, those Series BB shares may be converted into Series B shares, provided the holders of at least 51% of Series B shares (other than shares held by SETA and any of its “related persons”) approve such conversion.
     For purposes of our bylaws, a “related person” means, with respect to any person:
•	any corporation or person, directly or indirectly, controlling, controlled by or under common control with such person;

•	any corporation or person having the capacity to determine the business guidelines and policies of such person;

•	in the case of an individual, an individual having a blood or civil kinship in a direct line (ascending or descending) within and including the fourth degree with such person;

•	SETA; or

•	with respect to SETA, its shareholders, persons related to it or any party to the operating agreement pursuant to which SETA fulfills its obligations under the technical assistance agreement.
     For purposes of our bylaws, “control” of a person, with respect to any person, is defined as:
•	the ownership, directly or indirectly of 20% or more of the capital stock with voting rights of such person,

•	the contractual right to elect the majority of the members of the board of directors of the person,

•	the ability to veto resolutions that could otherwise be adopted by the majority of the person’s shareholders, or

•	existence of commercial relations representing the purchase of more than 15% of the total annual sales of such person.
Shareholder Ownership Restrictions and Antitakeover Protection
     Under the Airport Law,
•	no more than 5% of our outstanding capital stock may be owned by air carriers, and

•	foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock.
     The foregoing ownership restrictions do not apply to:
•	The Mexican government, prior to the consummation of this offering,

•	NAFIN, including in its capacity as trustee of the selling stockholder,

•	Institutions that act as depositaries for securities, and

•	Financial and other authorized institutions that hold securities for the account of beneficial owners (including the ADS depositary), provided that such beneficial owners are not exempt from the ownership restrictions.
     Air carriers and their subsidiaries and affiliates are not permitted, directly or indirectly, to “control” us or any of our subsidiary concession holders.
     Under the Mexican Airport Law, any acquisition of control requires the prior consent of the Ministry of Communications and Transportation.

     For purposes of these provisions, “related person” and “control” are defined above under “Registration and Transfer.”
Changes in Capital Stock
     Increases and reductions of our capital must be approved at an extraordinary shareholders’ meeting, subject to the provisions of our bylaws and the Mexican General Law of Business Corporations.
     Subject to the individual ownership limitations set forth in our bylaws, in the event of an increase of our capital stock, other than for purposes of conducting a public offering of the shares issued as a result of such increase, our shareholders will have a preemptive right to subscribe and pay for new stock issued as a result of such increase in proportion to their shareholder interest at that time, unless: (i) the capital increase relates to the issuance of shares for placement in public offerings, or (ii) the capital increase relates to the issuance of shares upon the conversion of debentures as provided in Section 210 bis of the Mexican General Law on Negotiable Instruments and Credit Transactions. Said preemptive right shall be exercised by any method provided in Section 132 of the Mexican General Corporations Law, by subscription and payment of the relevant stock within fifteen business days after the date of publication of the corresponding notice to our shareholders in the Official Gazette of the Federation and in one of the newspapers of greater circulation in Mexico, provided that if at the corresponding meeting all of our shares are duly represented, the fifteen business day period shall commence on the date of the meeting.
     Our capital stock may be reduced by resolution of a shareholders’ meeting taken pursuant to the rules applicable to capital increases. Our capital stock may also be reduced upon withdrawal of a shareholder as provided in Section 206 of the Mexican General Corporations Law (See “—Voting Rights and Shareholders’ Meetings—Right of Withdrawal” above) or by repurchase of our own stock in accordance with the Securities Market Law (See “—Share Repurchases” below).
Share Repurchases
     We may choose to acquire our own shares through the Mexican Stock Exchange and The NASDAQ National Market on the following terms and conditions:
•	the acquisition must be carried out through the Mexican Stock Exchange;

•	the acquisition must be carried out at market price, unless a public offer or auction has been authorized by the National Banking and Securities Commission;

•	the acquisition must be carried out against our paid in capital, and shares acquired will be held as treasury stock without any requirement to adopt a reduction in capital stock or to count them against capital stock, in which case, such shares will be converted to unsubscribed shares. No shareholder consent is required for such purchases.

•	the amount and price paid in all share repurchases shall be made public;

•	the annual ordinary shareholders meeting shall determine the maximum amount of resources to be used in the fiscal year for the repurchase of shares;

•	we may not be delinquent on payments due on any outstanding debt issued by us that is registered with the National Securities Registry; and

•	any acquisition of shares must be in conformity with the requirements of Article 54 of the Securities Market Law and we must maintain a sufficient number of outstanding shares to meet the minimum trading volumes required by the stock markets on which our shares are listed.
Ownership of Capital Stock by Subsidiaries
     Our subsidiaries may not, directly or indirectly, invest in our shares, except for shares of our capital stock acquired as part of an employee stock option plan and in conformity with the Mexican Securities Market Law.
Repurchase Obligation
     Pursuant to the Mexican Securities Market Law, in the event that we decide to cancel the registration of our shares in the Mexican National Securities Registry and the listing of our shares on the Mexican Stock Exchange or if the National Banking and Securities Commission orders such cancellation, we will be required to conduct a tender offer for the purchase of stock held by minority shareholders and to create a trust with a term of six months, with amounts sufficient to purchase all shares not participating in the tender offer. Under the law, our controlling shareholders will be secondarily liable for these obligations. The price at which the stock must be purchased shall be the higher of (i) the average of the trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made or (ii) the book value of such shares as determined pursuant to our latest quarterly financial information filed with the National Banking and Securities Commission and the Mexican Stock Exchange. If the tender for cancellation is requested by the National Banking and Securities Commission, it must be initiated within 180 days from the date of the request. If requested by us, under the new Mexican Securities Market Law, the cancellation must be approved by 95% of our shareholders.
Liquidation
     Upon our dissolution, one or more liquidators must be appointed at an extraordinary shareholders’ meeting to wind up our affairs. All fully paid and outstanding shares will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in any distribution in the same proportion that such shares have been paid at the time of the distribution.
Other Provisions
Liabilities of the members of the Board of Directors
     The Mexican Securities Market Law imposes a duty of care and a duty of loyalty on directors. The duty of care requires our directors to act in good faith and in the best interests of the company. For such purpose our directors are required to obtain the necessary information from the chief executive officer, the executive officers, the external auditors or any other person in order to act in our best interests. Our directors are liable for damages and losses caused to us and our subsidiaries as a result of violations of this duty of care.
     The duty of loyalty requires our directors to preserve confidential information received in connection with the performance of their duties and to abstain from discussing or voting on matters in which they have a conflict of interest. In addition, the duty of loyalty is violated if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the board of directors, a director usurps a corporate opportunity. The duty of loyalty is also violated by (i) failing to disclose to the audit committee or the external auditors any irregularities that the director encounters in the performance of his or her duties or (ii) disclosing information that is false or misleading or omitting to record any transaction in our records that could affect our financial statements. Directors are liable for damages and losses caused to us and our subsidiaries for violations of this duty of loyalty. This liability also extends to damages and losses caused as a result of benefits obtained by the director or directors or third parties, as a result of actions of such directors.
     Our directors may be subject to criminal penalties of up to 12 years’ imprisonment for certain illegal acts involving willful misconduct that result in losses to us. Such acts include the alteration of financial statements and records.
     Liability actions for damages and losses resulting from the violation of the duty of care or the duty of loyalty may be exercised solely for our benefit and may be brought by the company or by shareholders representing 5% or more of the capital stock of the company and criminal actions may only be brought by the Mexican Ministry of Finance, after consulting with the National Banking and Securities Commission. As a safe harbor for directors, the liabilities specified above (including criminal liability) will not be applicable if the director acting in good faith (i) complied with applicable law, (ii) made the decision based upon information provided by our executive officers or third-party experts, the capacity and credibility of which would not give rise to reasonable doubt and (iii) selected the most adequate alternative in good faith or the negative effects of such decision were not foreseeable.
     In addition to the duty of care and duty of loyalty required by the Mexican Securities Market Law, our bylaws provide that, from the date on which at least 51% of our capital stock is listed on a stock exchange, a member of the board of directors will be liable to us and our shareholders in the following circumstances:
•	negligence resulting in the loss of more than two-thirds of our capital stock and which results in our dissolution;

•	bankruptcy, subject to certain conditions, when the actions taken by the board of directors results in a declaration of insolvency (concurso mercantil);

•	breaching any of the duties set forth under our bylaws; and

•	failure to report irregularities in the actions of former board members.
     The members of the board are liable to our shareholders only for the loss of net worth suffered as a consequence of disloyal acts carried out in excess of their authority or in violation of our bylaws.
Information to Shareholders
     The Mexican General Law on Business Corporations establishes that companies, acting through their boards of directors, must annually present a report at a shareholder’s meeting that includes the following:
•	a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects;

•	a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information;

•	a statement of the financial condition of the company at the end of the fiscal year;

•	a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year;

•	the notes which are required to complete or clarify the above mentioned information; and

•	the report prepared by the Audit Committee with respect to the accuracy and reasonability of the above mentioned information presented by the board of directors.
     In addition to the foregoing, our bylaws provide that the board of directors should also prepare the information referred to above with respect to any subsidiary that represents at least 20% of our net worth (based on the financial statements most recently available).
Duration
     The duration of our corporate existence is indefinite.
Shareholders’ Conflict of Interest
     Under Mexican law, any shareholder that has a conflict of interest with respect to any transaction must abstain from voting and from being present and participating in discussions thereon at the relevant shareholders’ meeting. A shareholder that votes on a transaction in which its interest conflicts with ours may be liable for damages in the event the relevant transaction would not have been approved without such shareholder’s vote.
Directors’ Conflict of Interest
     Under Mexican law, any director who has a conflict of interest in any transaction must disclose such fact to the other directors and abstain from voting on such transaction. Any director who violates such provision will be liable to us for any resulting damages or losses.
Certain Differences between Mexican and U.S. Corporate Law
     The Mexican General Corporations Law and the Mexican Securities Market Law, which apply to us, differ in certain material respects from laws generally applicable to U.S. corporations and their shareholders.
Independent Directors
     The Mexican Securities Market Law requires that 25% of the directors of Mexican public companies be independent. Pursuant to the rules and regulations of The NASDAQ National Market, foreign companies subject to reporting requirements under the U.S. federal securities laws and listed on The NASDAQ National Market must maintain an audit committee comprised entirely of independent directors as defined in the U.S. federal securities laws.
Mergers, Consolidations, and Similar Arrangements
     A Mexican company may merge with another company only if a majority of the shares representing its outstanding capital stock approve the merger at a duly convened general extraordinary shareholders’ meeting, unless the company’s bylaws impose a higher threshold. Dissenting shareholders are not entitled to appraisal rights. Creditors have ninety days to oppose a merger judicially, provided they have a legal interest to oppose the merger.
     Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive payment in the amount of the fair market value of the shares held by the shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction. Delaware law also provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital share. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.
Anti-Takeover Provisions
     Subject to the approval of the Mexican National Banking and Securities Commission, the Mexican Securities Market Law permits public companies to include anti-takeover provisions in their bylaws that restrict the ability of third parties to acquire control of the company without obtaining approval of the company’s board of directors.
     Under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts. Delaware law also prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:
•	prior to the date of the transaction in which the shareholder became an interested shareholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

•	at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at a shareholders’ meeting by at least 66 2/3 % of the voting stock which is not owned by the interested shareholder.
Shareholders’ Suits
     As mentioned above, holders of 5% of our outstanding shares may initiate action against some or all of our directors for violations of their duty of care or duty of loyalty, for our benefit, in an amount equal to the damages or losses caused to us. Actions initiated on these grounds have a five-year statute of limitations and will not be applicable if the relevant directors acted under any of the exclusions set forth under the new Mexican Securities Market Law. Class action lawsuits are not permitted under Mexican law.

     Class actions and derivative actions are generally available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In these kinds of actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with the action.
Shareholder Proposals
     Under Mexican law and our bylaws, holders of at least 10% of our outstanding capital stock are entitled to appoint one member of our board of directors and his or her alternate.
     Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.
Calling of Special Shareholders’ Meetings
     Under Mexican law and our bylaws, a shareholders’ meeting may be called by the board of directors, any two directors, the chairman, the secretary, the Audit Committee or the Corporate Practices Committee. Any shareholder or group of shareholders with voting rights representing at least 10% of our capital stock may request that the chairman of the board of directors, the Audit Committee or the Corporate Practices Committee call a shareholders’ meeting to discuss the matters indicated in the written request. If the chairman of the board of directors, the Audit Committee or the Corporate Practices Committee fails to call a meeting within 15 calendar days following date of the written request, the shareholder or group of shareholders may request that a competent court call the meeting. A single shareholder may call a shareholders’ meeting if no meeting has been held for two consecutive years or if matters to be dealt with at an ordinary shareholders’ meeting have not been considered.
     Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.
Cumulative Voting
     Under Mexican law, cumulative voting for the election of directors is not permitted.
     Under Delaware law, cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation.
Approval of Corporate Matters by Written Consent
     Mexican law permits shareholders to take action by unanimous written consent of the holders of all shares entitled to vote. These resolutions have the same legal effect as those adopted in a general or special shareholders’ meeting. The board of directors may also approve matters by unanimous written consent.
     Delaware law permits shareholders to take action by written consent of holders of outstanding shares having more than the minimum number of votes necessary to take the action at a shareholders’ meeting at which all voting shares were present and voted.
Amendment of Certificate of Incorporation
     Under Mexican law, it is not possible to amend a company’s certificate of incorporation (acta constitutiva). However, the provisions that govern a Mexican company are contained in its bylaws, which may be amended as described below. Under Delaware law, a company’s certificate of incorporation generally may be amended by a vote of the majority of shareholders entitled to vote thereon (unless otherwise provided in the Certificate of Incorporation, subsequent to a resolution of the Board of Directors proposing such amendment.
Amendment of Bylaws
     Under Mexican law, amending a company’s bylaws requires shareholder approval at an extraordinary shareholders’ meeting. Mexican law requires that at least 75% of the shares representing a company’s outstanding capital stock be present at the meeting in the first call (unless the bylaws require a higher threshold) and that the resolutions be approved by a majority of the shares representing a company’s outstanding capital stock. In addition, pursuant to our bylaws the amendment of our bylaws requires the approval of either (i) holders of at least 95% of our outstanding capital stock or (ii) holders of at least a majority of our outstanding capital stock, including, for so long as the Series BB shares represent at least 7.65% of our capital stock, a majority of holders of Series BB shares.
     Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend, and repeal the bylaws of a corporation.
Staggered Board of Directors
     Mexican law does not permit companies to have a staggered board of directors, while Delaware law does permit corporations to have a staggered board of directors.
MATERIAL CONTRACTS
     Our subsidiaries are parties to the airport concessions granted by the Ministry of Communications and Transportation under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See “—Sources of Regulation” and “—Scope of Concessions and General Obligations of Concession Holders” under “Regulatory Framework” in Item 4.
     We are a party to a participation agreement with SETA and the Ministry of Communications and Transportation which establishes the framework for several other agreements to which we are a party. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements relating to SETA.”
     We have entered into a technical assistance agreement with SETA providing for management and consulting services. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements relating to SETA.”
     Aeroinvest and SETA have entered into a voting rights agreement providing for bloc voting with respect to their shares of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Arrangements relating to Aeroinvest. An English translation of this agreement is filed as an exhibit to this Form 20-F.
EXCHANGE CONTROLS
     Mexico has had free market for foreign exchange since 1991 and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See “Item 3. Key Information—Exchange Rates.”

TAXATION
     The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding voting shares, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.
     The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this Form 20-F, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the US, Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.
     For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico and that will not hold the Series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.
     For purposes of Mexican taxation, the definition of residency is highly technical and residency results in several situations. Generally an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is a resident if it is incorporated under Mexican law or it has its center of interests in Mexico. An individual who has a home in Mexico and another country will be considered to be a resident of Mexico if Mexico is the individual’s significant center of interest. An individual’s significant center of interest will be considered Mexico in the following circumstances, among other factors: (i) when more than 50% of such person’s total yearly income originates in Mexico, and (ii) when Mexico is the individual’s principal place of business. Additionally, Mexican officers and employees working for the Mexican government but living outside of Mexico will be considered to be Mexican residents even if their significant center of interest is not in Mexico. However, any determination of residence should take into account the particular situation or each person or legal entity.
     In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the Series B shares represented by those ADSs.

Taxation of Dividends
Mexican Tax Considerations
     Under Mexican Income Tax Law provisions, dividends paid to non-Mexican holders with respect to our Series B shares or ADSs are not subject to any Mexican withholding tax.
U.S. Federal Income Tax Considerations
     The gross amount of any distributions paid with respect to the Series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Series B shares or ADSs. Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary whether or not they are converted into U.S. dollars. If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions.
     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States, and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the years in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 and 2006 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.
     The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.
Taxation of Dispositions of Shares or ADSs
Mexican Tax Considerations
     Gain on the sale or other disposition of ADSs by a non-Mexican holder will not be subject to any Mexican tax. Deposits and withdrawals of our Series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

     Gain on the sale of our Series B shares by a non-Mexican holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance, and provided certain requirements set forth by the Mexican Income Tax Law are complied with. Sales or other dispositions of Series B shares made in other circumstances generally would be subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty to which Mexico is a party. Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of the Series B shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the 12-month period preceding such sale or other disposition.
     For non-Mexican holders that do not meet the requirements referred to above, gross income realized on the sale of the Series B shares will be subject to a 5% Mexican withholding tax if the transaction is carried out through the Mexican Stock Exchange. Alternatively, a non-Mexican holder can choose to be subject to a 20% withholding rate on the net gain obtained, as calculated pursuant to Mexican Income Tax Law provisions.
U.S. Tax Considerations
     Upon the sale or other disposition of the Series B shares or ADSs, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the Series B shares or ADSs. Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Series B shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of Series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.
     Gain, if any, realized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the Series B shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares.
Other Mexican Taxes
     There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer or disposition of the Series B shares or ADSs by non-Mexican holders; provided, however, that gratuitous transfers of the Series B shares or ADSs may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-Mexican holders of the Series B shares or ADSs.
U.S. Backup Withholding Tax and Information Reporting Requirements
     In general, information reporting requirements will apply to payments by a paying agent within the United States to a non-corporate (or other non-exempt) U.S. holder of dividends in respect of the

Series B shares or ADSs or the proceeds received on the sale or other disposition of the Series B shares or ADSs, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent. Amounts withheld as backup withholding tax will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.
DOCUMENTS ON DISPLAY
     The materials included in this annual report on Form 20-F, and exhibits hereto, may be viewed at the U.S. Securities and Exchange Commission’s public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can also be downloaded from the Securities and Exchange Commission’s website.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
     We are exposed to market risk from changes in currency exchange rates.
     Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2004, 2005 and 2006, approximately 15.1%, 16.4% and 16.2%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2006, we estimate that our revenues would have decreased by Ps. 26,344 million.
     As of December 31, 2004, 2005 and 2006, 42.4%, 31.3% and 22.6%, respectively, of our cash and cash equivalents were denominated in dollars. Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2006, we estimate that the value of our cash and cash equivalents would have increased by Ps. 161,238 million.
     We did not have any foreign currency indebtedness at December 31, 2004, 2005 and 2006. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness. Depreciation of the peso relative to the dollar would also result in foreign exchange losses as the peso value of our foreign currency denominated indebtedness is increased.
     At December 31, 2004, 2005 and 2006, we did not have any outstanding forward foreign exchange contracts.
Item 12. Description of Securities Other Than Equity Securities
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
     We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
     There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
     The shareholders’ meeting of April 27, 2007 designated Luis Guillermo Zazueta, an independent director as required by the Mexican Securities Market Law and applicable NASDAQ listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.”
Item 16B. Code of Ethics
     We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions as well as to our other officers and employees. Our code of ethics is filed as an exhibit to this Form 20-F and is available on our website at www.oma.aero. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services
Audit and Non-Audit Fees
     The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruíz Urquiza, S.C., a member of Deloitte & Touche Tohmatsu (Deloitte), during the fiscal years ended December 31, 2005 and 2006:

	Year ended December 31,
	2005	2006
	(thousands of pesos)
Audit fees	4,180	13,621
Audit-related fees	0	1,747
Tax fees	596	910
Other fees	0	0

Total fees	4,776	16,278

     Audit fees in the above table are the aggregate fees billed by Deloitte in connection with audit review of both our consolidated financial statements and those financial statements of our subsidiaries and other statutory audit reports.
     Tax fees in the above table are fees billed by Deloitte for tax compliance.
     Other fees in the above table are fees billed by Deloitte in connection with social security annual compliance review, Sarbanes Oxley compliance review and a Technical Assistance Agreement compliance report.
Audit Committee Pre-Approval Policies and Procedures
     Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     The table below sets forth, for the periods indicated, the total number of shares purchased by us or on our behalf, or by or on behalf of an “affiliated purchaser”, the average price paid per share, the total number of shares purchased as a part of a publicly announced repurchase plan or program and the maximum number (or approximate dollar value) of shares that may yet be purchased under our plans and programs.

			(c) Total number of	(d) Maximum
			shares purchased as	number of shares
		(b) Average price	part of publicly	that may yet be
	(a) Total number of shares	paid per share in	announced plans or	purchased under the
2006	purchased	Pesos	programs	plans or programs
January 1-31
February 1-28
March 1-31
April 1-30
May 1-31
June 1-30
July 1-31
August 1-31	8,000,000 Series B Shares(1)	Ps.14.6735(2)	N/A	N/A
September 1-30
October 1-31
November 1-30	3,031,500 Series B Shares(3)	Ps.24.8500	N/A	N/A
December 1-31

2006 Total	11,031,500 Series B Shares	Ps.19.7618	N/A	N/A

(1)	SETA exercised its option to purchase 2% of our capital stock pursuant to the Option Agreement described in Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.

(2)	Price per share was determined based on an initial price per share of U.S.$1.1286 plus an annual 5% premium, subject to decreases corresponding to dividends declared and paid by us.

(3)	Aeroinvest purchased 3,031,500 Series B Shares corresponding to 0.74% of our capital stock in connection with our initial public offering in November 2006.
PART III
Item 17. Financial Statements
     Not applicable.

Item 18. Financial Statements
     See pages F-1 through F-24, incorporated herein by reference. The following is an index to the financial statements:
Consolidated Financial Statements
for Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
and Subsidiaries

Item 19. Exhibits
     Documents filed as exhibits to this annual report:

Exhibit No.	Description
1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of OMA (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

2.1	Deposit Agreement among OMA, the Bank of New York and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our amended registration statement on Form F-1/A (File No. 333-138710) filed on November 22, 2006).

3.1	Trust Agreement among OMA, Operadora Mexicana de Aeropuertos, S.A. de C.V. (now Servicios de Tecnología Aeroportuaria, S.A. de C.V.), or SETA, and Banco Nacional de Comercio Exterior, S.N.C., División Fiduciaria, or Bancomext, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

3.2	Amendment to the Trust Agreement among OMA, SETA, and Bancomext, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

3.3	Voting Agreement among Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., División Fiduciaria and Banca Múltiple, J.P. Morgan Grupo Financiero, División Fuduciaria, English translation.

4.1	Amended and Restated Monterrey Airport Concession Agreement and annexes thereto, English translation and a schedule highlighting the differences between this concession and OMA’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

4.2	Participation Agreement among OMA, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Dirección Fiduciaria, or NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreón, S.A. de C.V., Aeropuerto de San Luis Potosí, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V. (collectively, the “Concession Companies”), SETA, Constructoras ICA, S.A. de C.V., Aéroports de Paris and Vinci, S.A., with the appearance of Bancomext, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

Exhibit No.	Description
4.3	Amendment to Participation Agreement among OMA, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, SETA, Constructoras ICA, S.A. de C.V. and Aéroports de Paris, with the appearance of Bancomext, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

4.4	Agreement entered into among NAFIN, Aeroinvest, SETA and the Mexican Federal Government through the Ministry of Communications and Transportation with respect to certain provisions of the Participation Agreement, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

4.5	Technical Assistance and Transfer of Technology Agreement among the Registrant, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, SETA and Constructoras ICA, S.A. de C.V., Aéroports de Paris and Vinci, S.A., English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

4.6	Shareholders Agreement among NAFIN, SETA and Bancomext, with the appearance of the Registrant and the Mexican Federal Government through the Ministry of Communications and Transportation, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

4.7	Termination Agreement in respect of the Shareholders Agreement among NAFIN, SETA and Bancomext, with the appearance of OMA and the Mexican Federal Government through the Ministry of Communications and Transportation, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

4.8	Stock Purchase Agreement between the Mexican Federal Government through the Ministry of Communications and Transportation and SETA, with the appearance of Constructoras ICA, S.A. de C.V., Aéroports de Paris and Vinci, S.A., and the Mexican Federal Treasury, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

4.9	Shareholders Agreement among NAFIN, SETA and Bancomext, with the appearance of the Registrant and the Mexican Federal Government through the Ministry of Communications and Transportation, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

4.10	Termination Agreement in respect of the Shareholders Agreement among NAFIN, SETA and Bancomext, with the appearance of OMA and the Mexican Federal Government through the Ministry of Communications and Transportation, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

8.1	List of subsidiaries of OMA (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

11.1	Code of Ethics of the Company.

Exhibit No.	Description
12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
By:	/s/ Víctor Humberto Bravo Martín
Name: Víctor Humberto Bravo Martín
Title: Chief Financial Officer

Dated: July 2, 2007

Grupo Aeroportuario del Centro Norte,
S.A.B. de C.V. and Subsidiaries
(Formerly Grupo Aeroportuario del Centro Norte, S.A. de C.V.)
(Subsidiary of Aeroinvest, S.A. de C.V.)

Consolidated Financial Statements For the Years
Ended December 31, 2006 and 2005, and
Independent Auditors’ Report Dated March 23, 2007

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican Financial Reporting Standards.
Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.
Our audits also comprehended the translation of the Mexico peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.
Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu
C.P.C. A. Alejandra Villagómez García
Monterrey, Mexico
March 23, 2007, except for Notes 19 and 20, as to
which the date is June 28, 2007

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries
Consolidated Balance Sheets
At December 31, 2006 and 2005
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of
December 31, 2006)

	2006
	(Convenience
	Translation;
	See Note 2)	2006		2005
Assets
Current assets:
Cash and cash equivalents (Note 4)	$149,303	Ps.	1,612,384	Ps.	1,644,776
Trade accounts receivable – net (Note 5)	22,429		242,224		131,862
Accounts receivable from Consorcio Aeroméxico, S.A. de C.V., a related party (Note 5)	—		—		87,834
Recoverable taxes	11,721		126,589		49,728
Other current assets	7,817		84,426		22,267

Total current assets	191,270		2,065,623		1,936,467
Property, machinery, equipment and improvements to concessioned properties – net (Note 6)	162,791		1,758,064		1,469,090
Rights to use airport facilities – net (Note 7)	368,234		3,976,748		4,098,025
Airport concessions – net (Note 7)	68,199		736,512		753,641
Other assets – net	1,437		15,513		23,091

Total	$791,931	Ps.	8,552,460	Ps.	8,280,314

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$6,197	Ps.	66,922	Ps.	69,717
Accrued expenses and taxes other than income taxes	5,320		57,456		24,318
Accounts payable to related parties (Note 11)	3,115		33,640		25,489
Advances from customers	1,013		10,936		17,977
Value-added tax payable	—		—		10,715
Statutory employee profit sharing	797		8,607		1,488

Total current liabilities	16,442		177,561		149,704

Guarantee deposits	1,727		18,651		11,964

Employee retirement obligations (Note 8)	3,896		42,073		23,225

Deferred income taxes and statutory employee profit sharing (Note 12)	57,539		621,398		532,656

Total liabilities	79,604		859,683		717,549

Commitments and contingencies (Notes 13 and 14)
Stockholders’ equity (Note 9):
Capital stock – nominal value	410,864		4,437,132		4,320,278
Restatement for inflation of capital stock	143,965		1,554,748		1,552,939
Additional paid in capital	98		1,060		—
Retained earnings	134,019		1,447,339		1,425,608
Additional liability for labor obligations (Note 8)	(1,059)		(11,442)		—
Cumulative initial effect of deferred income taxes	24,440		263,940		263,940

Total stockholders’ equity	712,327		7,692,777		7,562,765

Total	$791,931	Ps.	8,552,460	Ps.	8,280,314

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of
December 31, 2006, except share and per share data)

	2006
	(Convenience
	Translation;
	See Note 2)	2006		2005		2004
Revenues (Note 16):
Aeronautical services	$122,348	Ps.	1,321,300	Ps.	1,149,056	Ps.	1,044,448
Non-aeronautical services	28,231		304,882		277,208		241,636

	150,579		1,626,182		1,426,264		1,286,084

Operating costs:
Cost of services (Note 17)	35,471		383,065		374,943		345,565
General and administrative expenses	21,193		228,872		235,842		233,296
Concession taxes (Note 11)	7,553		81,569		70,011		62,531
Technical assistance fees (Note 11)	4,421		47,746		38,566		38,758
Depreciation and amortization	26,067		281,514		219,552		208,027

	94,705		1,022,766		938,914		888,177

Income from operations	55,874		603,416		487,350		397,907

Net comprehensive financing income (cost):
Interest income	11,909		128,614		105,177		50,163
Exchange gain (loss) – net	1,111		11,995		(25,486)		(4,555)
Monetary position loss	(6,744)		(72,829)		(51,151)		(60,395)

	6,276		67,780		28,540		(14,787)

Other income – net	965		10,413		5,182		4,440

Income before income taxes and statutory employee profit sharing	63,115		681,609		521,072		387,560
Current income tax expense (Note 12)	10,065		108,698		4,408		1,308
Deferred income tax expense (Note 12)	7,472		80,694		147,896		88,773
Current statutory employee profit sharing expense (Note 12)	802		8,659		1,469		377
Deferred statutory employee profit sharing expense (Note 12)	2,900		31,321		—		—

Consolidated net income	$41,876	Ps.	452,237	Ps.	367,299	Ps.	297,102

Weighted average number of common shares outstanding (Note 9)	395,173,149		395,173,149		392,000,000		392,000,000

Basic and diluted earnings per share	$0.1059	Ps.	1.1444	Ps.	0.9370	Ps.	0.7579

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of
December 31, 2006, except share data)

		Capital stock									Additional	Cumulative
				Restatement		Additional					liability for	initial effect		Total
	Number	Nominal		for inflation of		paid-in		Retained			labor	of deferred		stockholders’
	of shares	value		capital stock		capital		earnings			obligations	income taxes		equity
Balances as of January 1, 2004	392,000,000	Ps.	4,320,278	Ps.	1,552,939		—	Ps.	761,207		—	Ps.	263,940	Ps.	6,898,364
Comprehensive income	—		—		—		—		297,102		—		—		297,102

Balances as of December 31, 2004	392,000,000		4,320,278		1,552,939		—		1,058,309		—		263,940		7,195,466
Comprehensive income	—		—		—		—		367,299		—		—		367,299

Balances as of December 31, 2005	392,000,000		4,320,278		1,552,939		—		1,425,608		—		263,940		7,562,765
Cash dividends	—		—		—		—		(430,506)		—		—		(430,506)
Issuance of common stock	8,000,000		116,854		1,809		—		—		—		—		118,663
Additional paid in capital	—		—		—	Ps.	1,060		—		—		—		1,060
Comprehensive income (loss)	—		—		—		—		452,237	Ps.	(11,442)		—		440,795

Balances as of December 31, 2006	400,000,000	Ps.	4,437,132	Ps.	1,554,748	Ps.	1,060	Ps.	1,447,339	Ps.	(11,442)	Ps.	263,940	Ps.	7,692,777

Balances as of December 31, 2005 (Convenience translation; Note 2)	392,000,000		$400,044		$143,797		$—		$132,007		$—		$24,440		$700,288
Cash dividends	—		—		—		—		(39,864)		—		—		(39,864)
Issuance of common stock	8,000,000		10,820		168		—		—		—		—		10,988
Additional paid in capital	—		—		—		98		—		—		—		98
Comprehensive income (loss)	—		—		—		—		41,876		(1,059)		—		40,817

Balances as of December 31, 2006	400,000,000		$410,864		$143,965		$98		$134,019		$(1,059)		$24,440		$712,327

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of
December 31, 2006)

	2006
	(Convenience
	Translation;
	See Note 2)	2006		2005		2004
Operating activities:
Net income	$41,876	Ps.	452,237	Ps.	367,299	Ps.	297,102
Items that did not require resources:
Depreciation and amortization	26,067		281,514		219,552		208,027
Employee retirement obligations – net	665		7,187		11,095		591
Deferred income tax	9,735		105,125		136,571		63,972

	78,343		846,063		734,517		569,692
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable – net	(10,219)		(110,362)		(81,964)		(10,852)
Accounts receivable from Consorcio Aeroméxico, S.A.B de C.V., a related party	8,133		87,834		62,121		37,025
Recoverable taxes	(8,634)		(93,244)		(34,063)		(26,861)
Other current assets	(5,756)		(62,159)		(8,293)		(3,034)
Increase (decrease) in:
Trade accounts payable	(259)		(2,795)		(16,196)		17,363
Accrued expenses and taxes other than income taxes	3,069		33,138		(1,491)		(3,783)
Accounts payable to related parties	755		8,151		5,229		1,157
Advances from customers	(652)		(7,041)		13,993		3,983
Guarantee deposits	619		6,687		1,035		1,228
Value-added tax payable	(992)		(10,715)		2		3,070
Statutory employee profit sharing	659		7,119		1,104		(139)

Net resources generated by operating activities	65,066		702,676		675,994		588,849

Financing activities:
Cash dividends	(39,863)		(430,506)		—		—
Issuance of common stock	10,988		118,663		—		—
Additional paid-capital	98		1,060		—		—

Net resources used in investing activities	(28,777)		(310,783)		—		—

Investing activities:
Additions to property, machinery, equipment and improvements to concessioned properties	(39,287)		(424,285)		(264,759)		(268,830)
Other assets	—		—		(18,123)		—

Net resources used in investing activities	(39,287)		(424,285)		(282,882)		(268,830)

Cash and cash equivalents:
Net increase (decrease)	(2,998)		(32,392)		393,112		320,019
Balance at beginning of year	152,301		1,644,776		1,251,664		931,645

Balance at end of year	$149,303	Ps.	1,612,384	Ps.	1,644,776	Ps.	1,251,664

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of
December 31, 2006, except share and per share data)
1.	Activities and significant events

Activities – Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“GACN”, or collectively with its subsidiaries, the “Company”) is a holding company, whose subsidiaries are engaged in the administration, operation and use of 13 airports under a concession granted by the Mexican government through the Ministry of Communications and Transportation (“SCT”). The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón, and Zacatecas.

Significant events – The Company began operations on November 1, 1998. Prior to that date, the Company ‘s activities were carried out by Aeropuertos y Servicios Auxiliares (“ASA”), a Mexican government agency that was responsible for the operation of all public airports in Mexico.

The Company’s formation was part of the Mexican government’s plan to open the Mexican Airport System to private investors under a two-stage program developed by the SCT. 35 of the 58 public airports in Mexico selected for the program were divided into four groups: the Central-North Group formed by 13 airports, the Southeast Group formed by 9 airports, the Mexico City Group formed by 1 airport, and the Pacific Group formed by 12 airports. As part of the programs’ first stage, strategic partners were selected for each airport group (except the Mexico City Group) through public bidding processes. The strategic partner would acquire 15% of the capital of the airport group and the obligation to enter into a participation contract as well as a contract to provide technical assistance services. In the second stage of the privatization, part or all of the remaining equity holdings in each airport group would be offered to the general public in the securities markets.

On June 29, 1998, the SCT granted to the subsidiaries of GACN, concessions to manage, operate and develop the 13 airports that comprise the Central-North Group, and benefit from the use of the airport facilities for a period of 50 years beginning November 1, 1998. The term may be extended by the SCT in one or more instances, not to exceed a total of an additional 50 years. The value of the concessions of Ps. 5,603,036 (Ps. 3,962,405 historical pesos) was not determined by the Mexican government until June 2, 2000, the date on which Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), the Company’s strategic partner, acquired 15% of the Company. On that date, the Company and the Mexican government determined the value of the concessions on the basis of the price paid by SETA which was recorded as a single asset in the Company’s financial statements, and a corresponding credit to equity in favor of the Mexican government.

Notwithstanding that the Company has rights to manage, operate and develop thirteen airports, under the General Law of National Properties, all long-term fixed assets located in the airports pertain to the Mexican government. Upon expiration of the concession term, the improvements made during the term of the concessions will automatically revert to the Mexican government.

As a result of the public bidding process discussed above, in June 2000, a stock purchase agreement was executed between the Mexican government and SETA, whereby the Mexican government sold 15% of its then-outstanding equity interests in the Company to SETA. SETA paid the Mexican government Ps. 864,056 (historical pesos), excluding interest, in exchange for: (i) 58,800,000 Class I Series “BB” shares; (ii) an option to acquire from the Mexican government an additional 36% of the then-outstanding equity interest held by the Mexican government in the Company, in the event that such shares were not sold in a public offering within a specified time period (which was subsequently assigned to one of SETA’s stockholders; see below); (iii) the right and obligation to enter into various agreements, including a technical assistance and transfer-of-technology agreement as defined in the public bidding process; and (iv) a stock option agreement, according to which SETA had the option to subscribe up to 3% of the new Series “B” shares. This option was exercisable in three tranches of 1% each over a period from June 14, 2003 to June 14, 2007, provided that SETA complied with its obligations under the technical assistance and transfer-of-technology agreement. The option exercise price was $1.1286 (Ps.11.0198) plus a 5% annual premium, subject to decrease by an amount equal to any dividend payments made by the Company to its stockholders. The first tranche expired unexercised in June 2005. On August 28, 2006, at a Stockholders’ Ordinary and Extraordinary General Meeting, the issuance of 8 million shares, representing the remaining 2% under the option was approved, which increased shares outstanding of GACN from 392,000,000 to 400,000,000. On September 5, 2006 SETA exercised the option at a price per share of $1.3527 (Ps. 14.6735).

At December 31, 2006, SETA’s, stockholders were Aeroinvest, S.A. de C.V. (“Aeroinvest”) (subsidiary of Empresas ICA, S.A. de C.V.) with 74.5% and Aéroports de Paris, S.A with 25.5%. Pursuant to the Company’s bylaws, SETA (as holder of the Company’s Series “BB” shares) has the right to present to the board of directors the name or names of the candidates for appointment of certain of the Company’s senior management, the right to appoint and remove the Company’s chief financial officer, chief operating officer and commercial director, the right to elect three members of the Company’s board of directors and the right to veto certain actions requiring approval of the Company’s stockholders (including the payment of dividends, the amendment of the Company’s bylaws and the amendment of its right to appoint certain members of senior management). In the event of the termination of the technical assistance agreement, the Series “BB” shares will be converted into Series “B” shares resulting in the termination of these rights. If at any time, prior to June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, it would lose its veto rights (but other special rights it possess as a Series “BB” shareholder would be unaffected) . If at any time after June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, such shares must be converted into Series “B” shares, which would cause SETA to lose all of its special rights. So long as SETA retains at least 7.65% of the Company’s capital stock in form of Series “BB” shares, all its special rights will remain in force.

Pursuant to the Company’s bylaws, the technical assistance agreement and the participation agreement, SETA may not transfer more than 51% of its Series “BB” shares until after June 14, 2007. After such date, SETA is entitled to transfer up to one eighth of such 51% during each year thereafter.

As noted above, SETA had the option to acquire from the Mexican government Series “B” shares representing 36% of the then-outstanding capital stock of the Company. Such option provided that in the event that Nacional Financiera, S.N.C. (“Nafin”), a trust which holds the Mexican government’s share of the Company’s common stock, did not sell its shares representing 36% of the then-outstanding common stock of the Company through a public offering prior to the fourth anniversary of the date from which the Company and SETA entered into a participation agreement (which four-year term ended June 14, 2004), then SETA had the option to purchase from Nafin Series “B” shares representing 36% of the then-outstanding capital stock of the Company. The option could be exercised by SETA via notice to Nafin delivered during the twelve months following the four-year term. The per share price was $1.1286 (Ps.11.0198), plus a premium calculated at 5% per year, subject to decrease based on dividends paid by the Company. The purchase price was payable in U.S. dollars or the peso equivalent at an exchange rate as determined by the option agreement. As allowed by the terms of the option agreement, such option was assigned to and exercised by Aeroinvest during December 2005 at an exercise price per share of $1.4404 (Ps.15.3449).

On November 29, 2006, the Company carried out an initial public offering (“IPO”) under which the Mexican government sold its 48% participation in the Series B shares of the Company (including the exercise of the over allotment option) on the Mexican Stock Exchange and the NASDAQ Global Select Market. A total of 192,080,000 shares were sold. The Company did not receive any proceeds from the IPO. At December 31, 2006, 47.0% of the Company’s capital is owned by the public, 17% is held directly by SETA and 36% is held directly by Aeroinvest.

2.	Bases of presentation and consolidation

Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are in accordance with Mexican Financial Reporting Standards (“MFRS”). Certain accounting practices applied by the Company vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 19 for a discussion of such differences and for a reconciliation of the Company’s financial statements between MFRS and U.S. GAAP.

Convenience translation – The consolidated financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates. The translations of Mexican peso amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of 10.7995 Mexican pesos to one U.S. dollar, the noon buying rate of the Federal Reserve Bank of

New York on December 31, 2006. Such translations should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future, be converted into U.S. dollars at that rate or any other rate.

Basis of consolidation – The consolidated financial statements include the financial statements of Grupo Aeroportuario del Centro Norte, S.A. de C.V. and its wholly-owned subsidiaries. All significant intercompany balances, transactions and investments have been eliminated in the accompanying consolidated financial statements.

The wholly-owned subsidiaries whose financial statements have been consolidated with those of Grupo Aeroportuario del Centro Norte, S.A. de C.V. are as follows: Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de San Luis Potosí, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreón, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V., Aeropuerto de Zihuatanejo, S.A. de C.V., and Servicios Aeroportuarios del Centro Norte, S.A. de C.V. (“SACN”).

Comprehensive income (loss) –- Comprehensive income (loss) presented in the accompanying consolidated statements of changes in stockholders’ equity represents the Company’s total activity during each year and is comprised of the net income for the year, plus other comprehensive income (loss) items for the same period which are presented directly in stockholders’ equity without affecting the consolidated statements of income. In 2006, the other comprehensive loss item consists of the additional liability recognized for labor obligations. In 2005 and 2004, there were no other items in comprehensive income.

3.	Summary of significant accounting policies

New financial reporting standards – As of June 1, 2004, the function of establishing and issuing MFRS became the responsibility of the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”). CINIF changed the terminology referring to the body of Mexican accounting principles from accounting principles generally accepted in Mexico, previously issued by the Mexican Institute of Public Accountants (“IMCP”), to MFRS. As of December 31, 2005, eight Series A standards had been issued (NIF A-1 to NIF A-8), representing the Conceptual Framework, intended to serve as the supporting rationale for the development of such standards, and as a reference to resolve issues arising in practice; NIF B-1, “Accounting Changes and Correction of Errors”, was also issued. The Series A NIFs and NIF B-1 went into effect as of January 1, 2006. Application of the new MFRS did not have a material impact on the Company’s financial position, results of operations or related disclosures.

The accompanying consolidated financial statements have been prepared in conformity with MFRS, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates. The Company’s management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows:
a.	New accounting polices – Effective January 1, 2005, the Company adopted the revised provisions of Bulletin D-3, Labor Obligations, related to recognition of the liability for severance payments for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent actuaries. Bulletin D-3 allowed the option to recognize a transition asset or liability to be amortized over the remaining years of service of the employees. The accrued liability as of January 1, 2005 calculated by independent actuaries was $7,939. The Company chose to record such amount as a transition liability which is being amortized over five years.

b.	Recognition of the effects of inflation – The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year, that are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in prior years. Recognition of the effects of inflation results mainly in inflationary gains or losses on nonmonetary and monetary items that are presented in the financial statements under the caption monetary position loss. Monetary position loss represents the erosion of the purchasing power of monetary items caused by inflation and is calculated by applying Mexican National Consumer Price Index (INPC) factors to monthly net monetary position. Losses result from maintaining a net monetary asset position, respectively.

c.	Cash and cash equivalents - This item mainly consists of bank deposits in checking accounts and daily investments of cash surpluses which may be immediately realized. They are recorded at face value plus accrued yields which are recognized in results as they accrue.

d.	Property, machinery, equipment and improvements to concessioned properties – Expenditures for property, machinery and equipment, including improvements that increase the value of assets by increasing their service capacity, improving their efficiency or prolonging their useful lives, are capitalized. These amounts are initially recorded at acquisition cost and are restated using the INPC. Depreciation is calculated using the straight-line method beginning with the month following the purchase date, using final restated balances, based on the estimated remaining useful lives of the related assets, as follows:

Total
years
Improvements to concessioned properties	8 to 20
Machinery and equipment	10
Office furniture and equipment	10
Vehicles	4
Computers	3.3
During 2006, the Company modified the rates used to determine the depreciation of runway surfaces, taxiways and platforms, by considering an estimated useful life of eight years for these assets, which is equivalent to an annual amortization of 12.5%. Through 2005, the amortization rate used by the Company was 5%. The change in estimate occurred based on technical studies carried out by the Company. Such studies identified that the runway surfaces were wearing out more quickly than originally estimated, principally as a result of increased traffic over original estimates; changes in original estimates of other factors including but not limited to higher temperatures, increased rainfall, humidity and a different mix of the size of aircraft utilizing the runways than previously estimated also contributed to the change in estimate, though in a less significant manner. Based on the aforementioned factors, runways must be routinely resurfaced to keep them in optimum operating conditions. The Company noted that it was resurfacing its runways much earlier than anticipated, for which reason it carried out the technical studies and changed the estimated lives of the runway surfaces.
The effect of the change in the useful life of the runway surfaces for the year ended December 31, 2006 was additional depreciation expense and a corresponding decrease to improvements to concessioned assets of Ps.29,812 with a resulting income tax benefit of Ps. 8,347 for a net effect on net income of Ps. 21,465 (Ps.0.0543 per share).
e.	Rights to use airport facilities and airport concessions – This caption represents the value of the airport concessions and the related rights to use airport facilities granted by the SCT at each of the Company’s 13 airports.

In January 2003, in order to assign values to the concessioned assets at each airport, the Company obtained an appraisal performed by independent experts, on which basis the Company allocated the original cost of the concession to the airport terminals, runways, aprons, platforms, land and machinery. Such assets are presented in the balance sheet under the caption “Rights to use airport facilities”, which are restated by considering factors derived from the INPC, and are amortized in accordance with the remaining useful lives of the concessioned assets determined in the appraisal (or as modified, as discussed in insert c above).

At those airports where the original cost of the concession exceeded the appraised value of the related assets, such surplus is classified as “Airport concessions”. The airport concessions are restated by considering factors derived from the INPC and are amortized using the straight-line method over 50 years, which represents the duration of the concession (see Note 7).

f.	Impairment of long-lived assets in use – The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. Impairment indicators considered for these purposes are, among others, operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, and other legal and economic factors.

In accordance with MFRS, management considers that GACN, together with its 13 airport subsidiaries, can be considered an “independent cash generating unit”, as all are part of the Central-North package included in the Mexican government’s bidding process. Under the privatization process, each airport concession must operate its airport, regardless of their individual results. At December 31, 2006, the Company’s impairment analysis did not indicate any losses from impairment.

g.	Employee retirement obligations – Seniority premiums and, beginning in 2005, severance payments, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable.

h.	Provisions – Provisions are recognized for current obligations that result form past event, that are probable to result in the use of economic resources, and that can be reasonable estimated.

i.	Income taxes, tax on assets and statutory employee profit sharing – Income taxes (“ISR”) and statutory employee profit sharing (“PTU”) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax bases of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability.

PTU is determined based on taxable income, according to Section I of Article 10 of the Income Tax Law. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

Tax on assets (“IMPAC”) paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

j.	Foreign currency transactions – Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing income (cost) in the consolidated statements of income.

k.	Concentrations of credit risk – Financial instruments that are subject to a potential credit risk due to non–compliance by the counterparty primarily consist of cash and cash equivalents and trade receivables from the Company’s principal domestic and international airline customers. Cash and cash equivalents are maintained in different prestigious financial institutions in Mexico and mainly refer to bank deposits and immediately realizable investments. With respect to trade accounts receivable, to reduce its credit risk, the Company conducts periodic evaluations of the financial situation of its customers and also requests specific guarantees or advances when deemed necessary. The Company believes that its potential credit risk is adequately covered by the allowance for doubtful accounts that it has recognized. In 2006 and 2005, approximately 18.5% and 16.4%, respectively, of the Company’s accounts receivable correspond to amounts due from Compañía Mexicana de Aviación, S.A. de C.V. (“Mexicana”), approximately 28.3% and 29.1%, respectively, correspond to amounts due from Aerovías de México, S.A. de C.V. (“Aeromexico”), and approximately 11.7% and 17.5%, respectively, correspond to amounts due from Consorcio Aviacsa, S.A. de C.V. In addition, of the Company’s consolidated revenues for the year ended December 31, 2006, 2005 and 2004, approximately 10.3%, 9.4% and 11.0%, respectively, correspond to revenues generated by Mexicana, approximately 16.9%, 19.1% and 23.7%, respectively, correspond to revenues generated by Aeromexico and approximately 9.6%, 10.1% and 9.0%, respectively, correspond to revenues generated by Consorcio Aviacsa, S.A. de C.V.

l.	Revenue recognition – Revenue is generated mainly from the rendering of aeronautical services (regulated revenues), which refer to the use of the airport facilities by airlines and passengers. Aeronautical services consist of services that generate revenues necessary for the operation and proper functioning of an airport. These revenues are subject to a system of prices regulated by the SCT, which establishes a maximum rate for such aeronautical and complementary services provided at each airport. Such revenues are recognized when the services are rendered (see Note 16).

The Company also generates revenue from non-aeronautical services, which consist mainly of the leasing of commercial spaces in airport terminals, revenues from the operation of parking lots, fees from access to third parties that provide catering services and other services at airports. Spaces in the airport terminals are rented through operating lease agreements that contain either fixed monthly rent (increased annually based on the INPC) or fees based on a minimum monthly fee or a percentage of the monthly income of the lessee, whichever is higher. The fixed portion of lease revenues is recognized when the services are rendered or based on the terms of the related lease. The contingent rentals generated from the percentage of lessee monthly income are recognized in income once the contingency is met. Therefore, during the year, the percentage of lessee monthly revenues is recognized in the following month, once the Company has received information related to its tenants’ revenues. Though each year reported includes twelve months of revenues, this accounting treatment results in a one-month lag with respect to the commercial revenues for those tenants whose stated percentage of monthly income is greater than the minimum monthly fee. However, the Company monitors the effect of this one-month lag at each reporting date and does not believe such effect to be material to its reported results.

m.	Earnings per share — Basic earnings per common share are calculated by dividing consolidated net income by the weighted average number of shares outstanding during the year. The Company does not have diluted securities for purposes of MFRS; therefore basic and diluted earnings per share are the same.
4.	Cash and cash equivalents

	2006		2005
Cash equivalents	Ps.	1,487,994	Ps.	1,447,604
Cash		124,390		197,172

	Ps.	1,612,384	Ps.	1,644,776

5.	Trade accounts receivable

	2006		2005
Accounts receivable	Ps.	251,131	Ps.	153,990
Allowance for doubtful accounts		(8,907)		(22,128)

	Ps.	242,224	Ps.	131,862

Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing form the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

Accounts receivable (including amounts from Consorcio Aeroméxico, S.A. de C.V.) includes balances invoiced to domestic and international airlines for passenger charges at December 31, 2006 and 2005, amounting to Ps.214,855 and Ps.179,848 respectively.

The majority of the common stock of Consorcio Aeroméxico, S.A. de C.V. (“Consorcio Aeroméxico”) is owned by the Bank Savings Protection Institute (“IPAB”), a decentralized federal government entity, for which reason Consorcio Aeroméxico and the Mexican government were considered to be related parties of the Company up to November 29, 2006, on which date the Mexican government sold its participation in the Company through a public offering as discussed in Note 1.

Allowance for doubtful accounts — The Company periodically reviews the sufficiency of its allowance for doubtful accounts considering the nature and aging of its receivables as well as other factors including the credit risks associated with individual customers, the airline industry as a whole and existing macro-economic conditions. Past due or delinquency status is determined on the basis of the terms of the relevant contract, at which point the Company employs all efforts to collect the amount. When an account is deemed uncollectible, such account is written-off once the Company has exhausted all collection means at its disposal, which generally occurs following a judicial determination that a particular receivable is not collectible.

6.	Property, machinery, equipment and improvements to concessioned properties

	2006		2005
Improvements to concessioned properties	Ps.	1,742,411	Ps.	1,292,380
Machinery and equipment		196,704		171,260
Office furniture and equipment		45,565		42,659
Vehicles		109,090		109,693
Computers		19,712		18,301

		2,113,512		1,634,293
Accumulated depreciation		(479,911)		(371,202)

		1,615,601		1,263,091
Construction in-progress		142,463		205,999

	Ps.	1,758,064	Ps.	1,469,090

Depreciation for the years ended December 31, 2006, 2005 and 2004 related to property, machinery, equipment and improvements to concessioned properties was Ps. 135,312, Ps. 80,241 and Ps. 69,699, respectively. In addition, the Company incurred for the year ended December 31, 2006 and 2005 Ps. 7,797 and Ps. 907, respectively of amortization of other assets; there were no other assets in 2004.

Construction in-progress refers mainly to the rehabilitation of the runways at the Tampico, Monterrey, Acapulco, and Torreón airports and the remodeling of the Monterrey, Ciudad Juárez and Acapulco airports.

7.	Rights to use airport facilities and airport concessions

As described in Note 3 e., effective January 1, 2003, the total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the net replacement value of the assets determined by an independent appraiser; at any airport concession where the cost exceeded the appraised value, such excess was recognized within the airport concessions caption. The allocation was made as set forth below:

			Term of
			Remaining
			Amortization
			in Years
Cost of the concession from the SCT (Note 1 and 3e.)	Ps.	5,603,036

Appraised amount assigned to:
Right to use airport facilities:
Runways, aprons and platforms	Ps.	1,473,489	28
Buildings		966,465	30
Other infrastructure		337,257	22
Land		1,969,416	43

		4,746,627
Airport concessions		856,409	43

Total cost	Ps.	5,603,036

The value of the rights to use airport facilities and airport concessions at December 31 is as follows:

	2006		2005
Rights to use airport facilities	Ps.	4,746,627	Ps.	4,746,627
Less – Accumulated depreciation		(769,879)		(648,602)

	Ps.	3,976,748	Ps.	4,098,025

Airport concessions	Ps.	856,409	Ps.	856,409
Less – Accumulated amortization		(119,897)		(102,768)

	Ps.	736,512	Ps.	753,641

Depreciation and amortization for rights to use the airport facilities and airport concessions for the years ended December 31, 2006, 2005 and 2004 were Ps. 138,405, Ps. 138,404 and Ps. 138,328, respectively.
Each airport concession agreement contains the following terms and basic conditions:
•	The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements or maintenance of the related facilities in accordance with its Master Development Program, and to provide airport, complementary and commercial services.

•	The concessionaire will use the airport facilities only for the purposes specified in the concession agreement, will provide services in conformity with the law and applicable regulations and will be subject to inspections by the SCT.

•	The concessionaire must pay a tax for the operation of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duties Law.

•	ASA has the exclusive right to supply fuel at the concessionaire’s airport.

•	The concessionaire must grant free access to specific airport areas to certain Mexican government agencies, so that they may carry out their activities within the airports.

•	According to Article 27 of the General Law on Airports, the concession may be revoked if the concessionaire breaches any of its obligations established therein or falls under any of the causes for revocation referred to in Article 26 of the law and in the concession agreement. The breach of certain concession terms may be cause for revocation if the SCT has applied sanctions in three different instances with respect to the same concession term.

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances, for terms not to exceed an additional 50 years.
8.	Employee retirement obligations

The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.

The present values of these obligations and the rates used for the calculations are:

	2006		2005
Accumulated benefit obligation	Ps.	(33,114)	Ps.	(23,225)

Projected benefit obligation	Ps.	(35,830)	Ps.	(26,926)
Unrecognized items:
Transition liability		6,205		10,241
Past service costs and changes to the plan		(17,205)		3,003
Variances for assumptions and adjustments based on experience		22,295		1,606

Net projected liability		(24,535)		(12,076)
Additional liability (recognized as an intangible asset and within comprehensive income)		(17,537)		(11,149)

Accrued benefit cost	Ps.	(42,073)	Ps.	(23,225)

Real rates used in actuarial calculations:

	2006	2005	2004
	%	%	%
Discount of the projected benefit obligation at present value	5.00	4.50	4.50
Salary increase	1.50	1.00	1.00

Net period cost:

	2006		2005		2004
Service cost for the year	Ps.	7,530	Ps.	11,138	Ps.	2,020
Amortization of the transition liability		1,926		—		—
Amortization of plan changes		320		333		344
Amortization of the variances for assumptions		1,114		89		27
Financial cost for the year		1,380		442		409

Net period cost	Ps.	12,270	Ps.	12,002	Ps.	2,800

9.	Stockholders’ equity
a.	At December 31, 2006, a total of 400,000,000 Class I shares, consisting of 58,800,000 Series “BB” shares and 341,200,000 Series “B”, Class I shares were authorized and issued. As of December 31, 2005 and 2004, the total number of authorized and issued Class I shares was 392,000,000 shares, of which 58,800,000 referred to Series “BB” and 333,200,000 to Series “B” shares.

b.	The subscribed and paid-in capital stock at December 31, 2006 is solely comprised of fixed capital and is represented by ordinary, registered no-par shares and is composed as follows:

	Number of	Historical		Restatement		Restated capital
	shares	value		effect		stock
Series B, Class I	341,200,000	Ps.	3,792,513	Ps.	1,323,038	Ps.	5,115,551
Series BB, Class I	58,800,000		644,619		231,710		876,329

Total	400,000,000	Ps.	4,437,132	Ps.	1,554,748	Ps.	5,991,880

The composition of the Company’s capital stock at December 31, 2005 and 2004 was the same as that presented in the table above except that Series “B”, Class “I” shares were represented by 333,200,000 Series “A” shares that were subsequently converted to Series “B” as discussed in insert d. below.

c.	On August 28, 2006, the Company’s shareholders approved the issuance of 8,000,000 Series “B” shares. On September 5, 2006, SETA acquired such shares through the exercise of a stock option granted to it by the Company as mentioned in Note 1.

d.	On August 28, 2006, at a Stockholders’ Ordinary and Extraordinary General Meeting, the stockholders declared a dividend Ps. 430,506, which was paid on September 22, 2006.

e.	On October 2, 2006, the Company’s shareholders approved a 1-for-14.69482276 reverse stock split of the Company’s outstanding common stock, reducing the number of shares outstanding at such date from 5,877,929,102 shares to 400,000,000 shares. All share, per share and option data in the accompanying consolidated financial statements and notes thereto have been retroactively restated to reflect the effects of the reverse stock split for all periods presented.

f.	In a General Extraordinary Stockholders’ Meeting held on December 21, 2005, the stockholders approved the conversion of all the Series “A” shares representing the capital stock of the Company into ordinary, registered, no-par value Series “B”, Class “I” shares.

g.	According to the Company’s articles of incorporation, on May 28, 1998, an initial contribution of Ps. 1,761 (Ps. 1,000 historical pesos) was made through the issuance of 68,051 Class “I” shares. Pursuant to the resolutions at the Extraordinary Stockholders’ Meetings held on December 14, 1998, August 31, 1999, and June 5, 2000, the minimum, non-withdrawable fixed capital was increased by Ps. 123,332 (Ps. 77,653 historical pesos) through the issuance of 5,284,385 Series “A” shares, Ps.16,390 (Ps. 11,195 historical pesos) through the issuance of 761, 789 Series “A” shares, and Ps. 5,731,735 (Ps. 4,230,430 historical pesos) through the issuance 385,885,775 shares (327,085,775 of which correspond to Series “A” and 58,800,000 correspond to Series “BB”), respectively, totaling 392,000,000 ordinary, registered, no-par value, Class “I” shares at December 31, 2005.

h.	Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value in historical pesos. The legal reserve may be capitalized but may not be distributed, except in the form of a stock dividend, unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2006 and 2005 the legal reserve amounted to Ps. 69,584 and Ps. 37,285, respectively.

i.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2006, 2005 and 2004, the ISR rate was 29%, 30% and 33%, respectively; it will decrease to 28% in 2007 and thereafter. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

j.	The balances of the stockholders’ equity tax accounts as of December 31 are as follows:

	2006		2005
Contributed capital account	Ps.	5,625,463	Ps.	5,507,884
Net fiscal income account		17,581		13,956
Reinvested net fiscal income account		32,294		32,294

Total	Ps.	5,675,338	Ps.	5,554,134

10.	Foreign currency balances and transactions

At December 31 the foreign currency monetary position in thousands of U.S. dollars is as follows:

	2006		2005
Monetary assets		$32,912		$47,675
Monetary liabilities		(3,774)		(1,236)

Monetary asset position		$29,138		$46,439

Equivalent in Mexican pesos	Ps.	313,114	Ps.	513,868

Transactions denominated in foreign currency in thousands of U.S. dollars for the years ended December 31 were as follows:

	2006	2005	2004
Technical assistance fee	$4,340	$3,373	$3,000
Payment of insurance policies	1,416	1,571	1,882
Professional services, fees and subscriptions and expenses related to initial public offering	2,358
At December 31, 2006, 2005 and 2004, the exchange rate of Mexican p esos per one U.S. dollar, as published by Banco de Mexico, was Ps.10.8205, Ps. 10.6344, and Ps. 11.1495, respectively.

As of June 28, 2007, the exchange rate was Ps.10.7926 per one U.S. dollar.

11.	Balances and transactions with related parties

Balances with related parties at December 31 were as follows:

	2006		2005
Balances payable:
SETA	Ps.	28,289	Ps.	13,673
Grupo ICA, S.A. de C.V.		5,351		—
Mexican government – Concession taxes		—		11,816

	Ps.	33,640	Ps.	25,489

Transactions with related parties, carried out in the ordinary course of business, for the years ended December 31 were as follows:

	2006		2005		2004
Revenues generated by aeronautical and non-aeronautical services provided to Consorcio Aeroméxico	Ps.	327,584	Ps.	508,261	Ps.	545,433
Expenses:
Technical assistance fees and related out-of-pocket costs		47,746		38,566		38,758
Concession taxes		74,426		70,001		62,531
Administrative services provided by Grupo ICA, S.A. de C.V.		4,700		—		—
Capital expenditures – Rehabilitation of runways by Ingenieros Civiles y Asociados, S.A. de C.V		26,324		24,595		—
Revenues invoiced to Consorcio Aeroméxico-owned airlines include Ps. 257,901, Ps. 394,513 and Ps. 390,488 of passenger charges for the years ended December 31, 2006, 2005 and 2004, respectively.

On December 20, 2005, Consorcio Aeroméxico, S.A. de C.V. sold 99.97% of the capital stock of Compañía Mexicana de Aviación, S.A. de C.V. and Aerocaribe, S.A. de C.V. Therefore balances with related parties as of December 31, 2006 and 2005 do not include these companies, though transactions with these entities are included in the disclosures above through December 20, 2005.

Technical assistance – The Company has executed a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years. Currently, the Company is required to pay the greater of the fixed $3,000 component or 5% of consolidated operating income (as defined in the contract) annually for such services. Beginning in 2006, the fixed $3,000 component will be updated according to the consumer price index of the United States of America.

Concession tax – According to the Mexican Federal Duties Law and the terms of the Company’s concession agreements, the Company must pay the Mexican government an annual tax for the rights to use the airport facilities, which is currently equal to 5% of annual gross revenues.

As described in Note 1, on November 29, 2006, the Company carried out a public offering of shares in which all the shares owned by the Mexican government were sold; consequently, as of that date, Consorcio Aeroméxico and the Mexican government are no longer considered to be related parties, and the revenues and expenses shown above refer to the operations performed from January through November 2006.

12.	ISR, tax on assets and PTU

In accordance with Mexican tax law, the Company is subject to ISR and IMPAC. ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. In 2006, 2005 and 2004, the rate was 29%, 30% and 33%, respectively, and it will decrease to 28% in 2007. As a result of amendments to tax laws effective 2007, a tax credit equivalent to 0.5% or 0.25% of the tax result may be obtained, when involving taxpayers audited for tax purposes and subject to certain requirements. As of 2006, the employee profit sharing (PTU) paid is fully deductible.

IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the previous three and following ten years. As of 2007, the IMPAC rate will be 1.25% of the value of assets held in the year, without deducting any liabilities.

GACN and its subsidiaries are subject to ISR and IMPAC on an individual basis and the respective tax results are added up in the accounting consolidation.

To determine deferred ISR at December 31, 2006, 2005 and 2004, the Company applied the different tax rates that were in effect beginning in such years to temporary differences according to their estimated dates of reversal.

The reconciliation of the statutory income tax rate and the effective tax rate as a percentage of income before ISR and PTU for the years ended December 31 is as follows:

	2006	2005	2004
	%	%	%
Statutory rate	29.00	30.00	33.00
Effect of permanent differences, mainly nondeductible expenses, restatement of taxes and effects of inflation for financial and tax purposes	(2.82)	0.18	3.27
Change in valuation allowance for recoverable tax on assets paid and tax loss carryforwards	1.61	(0.95)	5.68
Effect of reduction in statutory rate on deferred ISR	—	—	(18.71)

Effective rate	27.79	29.23	23.24

At December 31, the main items comprising the liability balance for deferred ISR and PTU are as follows:

	2006		2005
Assets:
Labor obligations and other current liabilities	Ps.	29,194	Ps.	17,541
Others		2,530		4,375
Liabilities:
Rights to use airport facilities and concessions		(1,319,713)		(1,353,241)
Other liabilities		(34,940)		(42,147)
Property, machinery, equipment and improvements to concessioned properties		(140,852)		(38,881)

Net deferred ISR liability		(1,463,781)		(1,412,353)
Effect of tax loss carryforwards		842,324		858,110

Recoverable tax on assets paid		212,088		195,066

		(409,369)		(359,177)
Valuation allowance for recoverable tax on assets paid and tax loss carryforwards		(105,685)		(94,110)
Net deferred ISR liability		(515,054)		(453,287)
Deferred PTU (1)		(106,344)		(79,369)

Net deferred ISR and PTU liability	Ps.	(621,398)	Ps.	(532,656)

(1)	The principal items comprising deferred PTU are improvements to concessioned properties, machinery and equipment, right to use airport facilities and airport concessions.
As of December 31, 2006, 2005 and 2004, the majority of the valuation allowance represents a reserve against the benefit recognized for recoverable tax on assets paid at the Acapulco, Zihuatanejo, Ciudad Juárez, Reynosa, Durango, San Luis Potosi, Tampico, Torreón and Zacatecas airports, as the Company believes there is uncertainty as to the recoverability of such amounts.
The tax loss carryforwards for which a deferred ISR asset has been partially recognized by the Company can be recovered subject to certain conditions. Each airport concession has received approval from the Mexican Tax Authorities to carryforward their tax losses up to the earlier to occur of the date such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession. Amounts as of December 31, 2006, as restated for inflation, are as follows:

Year of	Tax loss
origin	carryforwards
1998	Ps.	23,244
1999		259,280
2000		576,069
2001		571,732
2002		571,471
2003		481,347
2004		415,748
2005		45,968
2006		63,440

	Ps.	3,008,299

Recoverable tax on assets for which a prepaid income tax has been recognized, offset against the deferred tax liability, can be recovered subject to certain conditions. Amounts as of December 31, 2006, restated for inflation, and expiration dates are as follows:

Year of	Recoverable
expiration	tax on asset
2012	Ps.	67,549
2013		60,542
2014		52,945
2015		14,669
2016		16,383

	Ps.	212,088

13.	Contingencies
At December 31, 2006, resolution is pending on lawsuits filed against the following subsidiaries:
a.	A claim against the Ciudad Juárez airport was filed on November 15, 1995 claiming repossession of part of the land (240 hectares) where the International Airport of Ciudad Juárez is located, claiming that the land was incorrectly transferred to the Mexican government. The plaintiff claims payment of $120,000 (Ps. 1,350,600), given the impossibility of repossessing the land because of its utilization as an airport. In May 2005, the Appeals Court ordered the Ciudad Juarez airport to return such land. An appeal (seeking court relief on constitutional grounds) was filed by the Ciudad Juárez airport against this verdict, which was filed to request that the Appeals Court consider certain additional evidence and on such basis issue a new judgment. On November 8, 2006, the Appeals Court declared the lawsuit null and void by substantiating the lack of participation of the Mexican government in the lawsuit, holding harmless the rights of the plaintiff to file a new lawsuit. The plaintiff then filed a new appeal against this verdict, whose final judgment has yet to be issued. At the date of the financial statements, the contingency remains in effect related to the plaintiff’s appeal. If the resolution is not favorable to the Company, the economic repercussions of the lawsuit are expected to be the responsibility of the Mexican government, as established in the concession agreement, for which reason the Company has not recognized any liability in relation to this claim.

b.	Certain administrative law enforcement proceedings are in effect against some of the Company’s airports, the most important of which involves the Zihuatanejo airport, in relation to real estate property tax. On June 27, 2006, the Municipality of Zihuatanejo issued a ruling assessing an additional amount of Ps.4,300 in relation to the liability for real estate property tax for the period from 1996 to 2000. In accordance with this ruling, the Municipality seized two of the airport’s bank accounts and attached the rentals paid by the lessees located on the concessioned property. The bank accounts had no funds at the time of their seizure. The monthly amount of the rentals subject to attachment is approximately Ps.88. As a result of this notice by the Municipality, the Company recognized an additional liability of Ps.5,001, for a total liability of Ps.8,102 in the Zihuatanejo airport, because the Company’s attorneys consider it probable that such amounts will have to be paid (the liability representing the original amount of the real estate property tax for the above-mentioned period, plus the respective fines and surcharges). However, the Company continues its appeal before the State Tax Court and on July 14, 2006 filed a claim seeking (i) a declaration that the fine is null and void for procedural reasons and others based on the specific legal merits of the case, (ii) the suspension of the attachment until the appeals filed are resolved and a final verdict is issued on the claim alleging the unconstitutionality of the tax liability, and (iii) the refund of the amounts paid to the Municipality by the lessees of the Zihuatanejo airport, as a result of the attachment order.

c.	The Company determines PTU based on Section I of Article 10 of the Mexican Income Tax Law; however, the tax authorities and/or the employees may disagree with this treatment, in which case the Company will file the necessary appeals in order to continue calculating PTU using this methodology.

14.	Commitments
a.	As discussed in Note 11, Article 232-A of the Federal Duties Law establishes the obligation of the Company, as a concessionaire or holder of permits authorizing the use, enjoyment and development of public domain properties assigned to render public services, to pay taxes for such rights, equivalent to 5% of the gross revenue obtained from such use.

b.	As discussed in Note 11, the Company has executed a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years. Currently, the Company is required to pay the greater of the fixed $3,000 component or 5% of consolidated operating income (as defined in the contract) annually for such services. Beginning in 2006, the contract requires that the fixed $3,000 component be updated annually based on the consumer price index of the United States of America.

c.	In December 2005, in order to finance its acquisition from the Mexican government of Series “B” shares representing 36% of the Company’s capital stock, Aeroinvest entered into a $125 million loan agreement with WestLB AG that matures in May 2007. Aeroinvest may prepay the loan at any time without penalty. The loan is secured by a guaranty trust holding the acquired Series “B” shares. To guarantee the loan, a guarantee and source of payment trust fund was established to which the rights of the shares representing 36% of the common stock of GACN were transferred, including the economic proceeds of GACN, the dividends paid by SETA to Aeroinvest, payments of the loans granted to SETA, and any reimbursement of the capital contributions made to SETA. Aeroinvest must maintain at least its current shareholding in SETA and in the Company, ensure that SETA maintains its current shareholding in the Company and maintain a minimum ratio of interest to earnings before interest and taxes plus depreciation and amortization (EBITDA).

On October 25, 2006, Halkin Finance Plc, an affiliate of Merrill Lynch & Co., purchased the loan from WestLB AG.

This loan with Halkin Finance Plc, includes certain restrictive covenants which bar the Company from acquiring new bank loans, granting guarantees and establishes obligations for the payment of taxes. For the year ended December 31, 2006, such covenants have been satisfactorily fulfilled.

d.	The Company is required to invest in fixed assets and improvements in the concessioned properties according to a five-year Master Development Program (“MDP”) established in the concession agreement. For the five-year period from 2006 to 2010, the total amount committed for investments in fixed assets and improvements in concessioned properties under the MDP is Ps. 2,068,050 (Ps. 1,890,102 historical pesos as of September 2004). Part of these investments include the requirement to install a luggage revision system However, as of December 31, 2006, the Company did not make any such investments, as the provision of this service has not yet been formalized with the airlines. The expected amount of this investment is Ps. 476,299. The required investment amounts remaining as of December 31, 2006 are Ps.1,821,172, which is based on the assumption that the investment in luggage revision system will be done in 2007.

e.	The amounts per year are as follows:

	Total
Year	amount
2007	Ps.	1,049,122
2008		417,347
2009		257,185
2010		97,518

	Ps.	1,821,172

15.	Information by industry segments
The Company determines and evaluates its airports’ individual performances before allocating personnel-related costs and other costs incurred by Servicios Aeroportuarios del Centro Norte, S.A. de C.V. (“SACN”), the subsidiary relating to the Company’s senior management. The following table shows a summary of the Company’s financial information by segment as it relates to the Monterrey Airport, the Acapulco Airport, the Mazatlán Airport, the Culiacán Airport, the Chihuahua Airport and the Zihuatanejo Airport. The financial information relating to the remaining seven airports, as well as that of SACN and the Company (including investment in its subsidiaries) was combined and included under “Other”. The elimination of the investment of the Company in its subsidiaries is included under “Eliminations”.

December 31, 2006	Monterrey		Acapulco		Mazatlán		Culiacán		Chihuahua		Zihuatanejo		Others		Eliminations		Total

Total revenues	Ps.	719,864	Ps.	139,631	Ps.	123,701	Ps	.111,057	Ps.	95,958	Ps.	90,857	Ps.	1,286,580	Ps.	(941,466)	Ps.	1,626,182
Income from operations		88,399		19,311		15,191		13,638		11,784		11,157		612,930		(168,994)		603,416
Interest income (expense)		99,302		8,259		11,438		883		4,056		9,170		(4,494)		—		128,614
Income tax expense		31,303		7,498		4,261		3,572		3,249		5,701		133,798		—		189,392
Total assets		3,649,128		801,208		699,260		535,103		500,884		539,738		9,723,746		(7,896,607)		8,552,460
Total liabilities		552,926		40,407		51,320		55,765		47,673		50,077		622,646		(561,131)		859,683
Capital expenditures		160,449		27,826		24,291		25,480		50,359		21,952		113,928		—		424,285
Property, machinery, equipment and improvements to concessioned properties		512,614		116,719		109,114		171,829		154,089		146,844		546,855		—		1,758,064
Depreciation and amortization		73,324		36,866		25,360		19,548		15,039		18,447		92,930		—		281,514

December 31, 2005	Monterrey		Acapulco		Mazatlán		Culiacán		Chihuahua		Zihuatanejo		Others		Eliminations		Total

Total revenues	Ps.	620,332	Ps.	122,102	Ps.	116,872	Ps.	98,826	Ps.	83,415	Ps.	77,331	Ps.	722,504	Ps.	(415,118)	Ps.	1,426,264
Income from operations		324,717		11,715		27,486		30,949		20,845		14,466		308,050		(250,878)		487,350
Interest income (expense)		95,825		7,629		11,458		(975)		4,210		(1,451)		(11,519)		—		105,177
Income tax expense		62,575		9,316		10,651		9,208		6,228		6,904		47,422		—		152,304
Total assets		3,705,807		778,477		672,858		508,969		487,927		537,630		9,322,747		(7,734,101)		8,280,314
Total liabilities		707,500		49,654		48,284		38,469		69,489		62,428		362,656		(620,931)		717,549
Capital expenditures		62,570		13,127		8,767		6,965		27,112		28,929		135,412		—		282,882
Property, machinery, equipment and improvements to concessioned properties		382,923		103,199		94,572		157,181		111,933		133,948		485,334		—		1,469,090
Depreciation and amortization		63,323		29,267		22,369		18,130		12,740		16,640		57,083		—		219,552

December 31, 2004	Monterrey		Acapulco		Mazatlán		Culiacán		Chihuahua		Zihuatanejo		Others		Eliminations		Total

Total revenues	Ps.	554,515	Ps.	111,682	Ps.	109,379	Ps.	84,392	Ps.	73,653	Ps.	76,731	Ps.	736,740	Ps.	(461,008)	Ps.	1,286,084
Income (loss) from operations		277,614		10,173		24,817		22,740		23,290		14,574		337,185		(312,486)		397,907
Interest income (expense)		57,363		3,999		4,848		(3,053)		1,797		(2,537)		(12,254)		—		50,163
Income tax expense		32,816		8,830		10,268		7,992		4,406		6,309		19,460		—		90,081
Total assets		3,515,233		768,093		650,933		511,190		467,262		517,346		8,837,953		(7,505,550)		7,762,460
Total liabilities		664,586		45,957		49,587		62,111		63,221		48,502		276,280		(643,250)		566,994
Capital expenditures		79,659		33,776		7,749		12,598		24,951		4,100		105,997		—		268,830
Property, machinery, equipment and improvements to concessioned properties		341,191		96,779		92,564		159,625		90,724		112,266		391,424		—		1,284,573
Depreciation and amortization		58,690		27,737		22,067		17,898		10,620		16,056		54,959		—		208,027
In the year 2006, GACN adopted a financial strategy that enables it to recognize results by considering its subsidiaries as one economic unit, making corporate charges and credits to and from its subsidiaries for the purpose of establishing sufficient cash flow of each subsidiary to support their respective obligations. This strategy affects the operating result per airport; however, in the financial consolidation of the results, such effects are eliminated. The information by segment for the year ended December 31, 2006 shows the above-mentioned effects. The operating income from the airports for the years ended December 31, 2005 and 2004 does not consider the aforementioned charges and credits, for which reason they are not comparable.
16.	Revenue
According to the General Law on Airports and its regulations, Company revenues are classified as airport services (to airlines and passengers), complementary and commercial.
Aeronautical services include those services provided to airlines and passengers as well as complementary services.
Non-aeronautical services include those services that are not essential for operating an airport, such as the lease of commercial premises, restaurants and banks.
Revenues generated by aeronautical services are under a price regulation system administered by the SCT for airport concessions, which establishes a maximum rate (“TM”) for each year in a five-year period. The TM is the maximum amount of revenue per “work load unit” that may be earned at an airport each year from regulated sources. Under this regulation, a work load unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo.
Non-aeronautical services are not covered by the regulation system administered by the SCT. However, in some cases, they may be regulated by other authorities, as is the case with revenues generated from the operation of parking lots.
Under the General Law on Airports and its regulations, revenues generated from the operation of parking lots should be classified as aeronautical; however, for purposes of these financial statements, such revenues are classified as non-aeronautical.
The following table presents an analysis for the periods ended December 31, 2006, 2005 and 2004 of the Company’s revenues.

	2006		2005		2004
Aeronautical services
Airport services:
Landing	Ps.	110,001	Ps.	109,138	Ps.	102,136
Parking on embarking/disembarking platform		72,766		73,353		71,475
Parking on extended stay or overnight platform		16,397		14,086		13,672
Aerocars and jetways		23,919		26,583		22,653
Passenger and carry-on baggage check, national and international		18,594		17,042		15,001
Domestic passenger charges		702,604		573,212		526,324
International passenger charges		264,046		233,564		194,338
Complementary services – Airport real estate services and rights of access to other operators and complementary services		112,973		102,078		98,849

Total aeronautical services revenues		1,321,300		1,149,056		1,044,448

Non-aeronautical services
Car parking charges		87,524		78,863		75,680
Commercial concessions (1):
Retail operations		29,489		28,089		24,949
Food and beverages		23,837		17,817		13,388
Duty free		15,380		16,181		15,075
VIP lounges		29,213		28,396		21,777
Financial services		1,475		2,023		1,438
Communications and networks		3,783		3,465		2,779
Car rentals		22,912		20,125		15,889
Advertising		34,688		31,657		23,978
Time share		16,484		16,211		16,719
Complementary service providers		5,783		4,663		3,577
Expense recovery		13,336		12,290		12,613
OMA freight		10,638		8,322		2,347
Non-airport access fees		2,997		5,526		6,937
Miscellaneous commercial-related revenues		7,343		3,580		4,490

Total non-aeronautical services		304,882		277,208		241,636

Total revenue	Ps.	1,626,182	Ps.	1,426,264	Ps.	1,286,084

(1)	Non-aeronautical services revenues are earned based on the terms of Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the INPC) or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent earned on the Company’s operating lease agreements are included under the caption “Commercial concessions” above.
At December 31, 2006, future minimum rentals are as follows:

Year	Amount
2007	Ps.	209,602
2008		144,860
2009		71,013
2010		42,184
2011		28,882
Thereafter		24,054

Total	Ps.	520,595

Future minimum rentals, which generally include rents that are increased each year by the INPC, do not include the contingent rentals related to increases based on the INPC or contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals earned during the years ended December 31, 2006, 2005 and 2004 were Ps. 55,442, Ps. 58,997 and Ps. 54,952, respectively.
Approximately 78%, 78% and 79% of consolidated revenues during the years ended December 31, 2006, 2005 and 2004, respectively, were generated by the six principal airports (Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua and Zihuatanejo).
17.	Cost of services
Cost of services for the years ended December 31 is as follows:

	2006		2005		2004
Employee cost	Ps.	135,213	Ps.	122,728	Ps.	114,956
Maintenance		52,849		51,891		46,040
Safety, security and insurance		66,424		69,084		63,637
Utilities		88,943		83,662		78,175
Others		39,636		47,578		42,757

	Ps.	383,065	Ps.	374,943	Ps.	345,565

18.	New accounting pronouncements
When Mexican NIF Series A went into effect on January 1, 2006, which represents the Conceptual Framework described in Note 3, some of its provisions created divergence with specific MFRS already in effect. Consequently, in March 2006, CINIF issued Interpretation Number 3 (INIF No. 3), “Initial Application of Mexican Financial Reporting Standards”, establishing, that provisions set forth in specific MFRS that have not been amended should be followed until their adaptation to the Conceptual Framework is complete. For example, in 2006, revenues, costs and expenses were not required to be classified as ordinary and non-ordinary in the statement of income and other comprehensive income items in the statement of stockholders’ equity were not required to be reclassified into the statement of income at the time net assets that gave rise to them were realized.

CINIF continues to pursue its objective of moving towards a greater convergence with International Financial Reporting Standards. To this end, on December 22, 2006, it issued the following MFRS, which will become effective for fiscal years beginning on January 1, 2007:
NIF B-3, Statement of Income
NIF B-13, Events Occurring after the Date of the Financial Statements
NIF C-13, Related Parties
NIF D-6, Capitalization of Comprehensive Financing Result

Some of the significant changes established by these standards are as follows:

NIF B-3, “Statement of Income”, sets the general standards for presenting and structuring the statement of income, the minimum content requirements and general disclosure standards. Consistent with NIF A-5, “Basic Elements of Financial Statements”, NIF B-3 now classifies revenues, costs and expenses, into ordinary and non-ordinary. Ordinary items (even if not frequent) are derived from the primary activities representing an entity’s main source of revenues. Non-ordinary items are derived from activities other than those representing an entity’s main source of revenues. Consequently, the classification of certain transactions as special or extraordinary, according to former Bulletin B-3, was eliminated. As part of the structure of the statement of income, ordinary items should be presented first and, at a minimum, present income or loss before income taxes, income or loss before discontinued operations, if any, and net income or loss. Presenting operating income is neither required nor prohibited by NIF B-3. If presented, the line item other income (expense) is presented immediately before operating income. Cost and expense items may be classified by function, by nature, or a combination of both. When classified by function, gross income may be presented. Statutory employee profit sharing should now be presented as an ordinary expense (within other income (expense) pursuant to INIF No. 4 issued in January 2007) and no longer presented within income tax. Special items mentioned in particular MFRS should now be part of other income and expense and items formerly recognized as extraordinary should be part of non-ordinary items.

NIF B-13, “Events Occurring after the Date of the Financial Statements”, requires that for (i) asset and liability restructurings and (ii) creditor waivers to their right to demand payment in case the entity defaults on contractual obligations, occurring in the period between the date of the financial statements and the date of their issuance, only disclosure needs to be included in a note to the financial statements while recognition of these items should take place in the financial statements of the period in which such events take place. Previously, these events were recognized in the financial statements in addition to their disclosure. NIF A-7, “Presentation and Disclosure”, in effect as of January 1, 2006, requires, among other things, that the date on which the issuance of the financial statements is authorized be disclosed as well as the name of authorizing management officer(s) or body (bodies). NIF B-13 establishes that if the entity owners or others are empowered to modify the financial statements, such fact should be disclosed. Subsequent approval of the financial statements by the stockholders or other body does not change the subsequent period, which ends when issuance of the financial statements is authorized.

NIF C-13, “Related Parties”, broadens the concept “related parties” to include a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor-related compensation plan. NIF C-13 requires the following disclosures: a) the relationship between the controlling and subsidiary entities, regardless of whether or not any intercompany transactions took place during the period; b) that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; c) benefits granted to key officers; and d) name of the direct controlling company and, if different, name of the ultimate controlling company. Notes to comparative financial statements of prior periods should disclose the new provisions of NIF C-13.

NIF D-6, “Capitalization of Comprehensive Financing Result”, establishes general capitalization standards that include specific accounting for financing in domestic and foreign currencies or a combination of both. Some of these standards include: a) mandatory capitalization of comprehensive financing cost (“RIF”) directly attributable to the acquisition of qualifying assets; b) in the instance financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; c) exchange gains or losses from foreign currency financing should be capitalized considering the valuation of associated hedging instruments, if any; d) a methodology to calculate capitalizable RIF relating to funds from generic financing; e) regarding land, RIF may be capitalized if development is taking place; and f) conditions that must be met to capitalize RIF, and rules indicating when RIF should no longer be capitalized. The entity may decide on whether to apply provisions of NIF D-6 for periods ending before January 1, 2007, in connection with assets that are in the process of being acquired at the time this NIF goes into effect.

On November 30, 2006, the Interpretations Committee of International Financial Reports issued IFRIC 12, “Agreements for Service Concessions”, which is of mandatory application as of January 1, 2008, although its early application is encouraged. This interpretation deals with the accounting by private sector operators involved in supplying infrastructure assets and services to the public sector, such as schools and highways. The interpretation establishes that for those agreements which fall within this scope, the infrastructure assets are not recognized as property, plant and equipment of the operator; rather, depending on the contract terms, the operator will recognize: (i) a financial asset, whereby an operator constructs or makes improvements to the infrastructure, in which the operator has an unconditional right to receive a specific amount of cash or other financial asset during the contract term; or (ii) an intangible asset, whereby the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after the construction is terminated, in which the future cash flows of the operator have not been specified, because they may vary depending on the use of the asset, and are therefore considered contingent; or (iii) both, a financial asset and an intangible asset, when the return/gain for the operator is provided partially by a financial asset and partially by an intangible asset. This IFRIC establishes that for both the financial asset and the intangible asset, the revenues and costs related to the construction or the improvements are recognized in revenues during the construction phase in accordance with International Accounting Standards 11, Construction Contracts (or its equivalent in MFRS, NIF D-7, “Construction Contracts and Manufacture of Certain Capital Assets)”.

The Company does not believe that the effects of adoption of IFRIC 12 will have a material effect on its financial information.

19.	Differences between MFRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with MFRS, which differs in certain respects from U.S. GAAP. The consolidated financial statements prepared under MFRS include the effects of inflation as provided for under Bulletin B-10, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliations to U.S. GAAP do not include the reversal of the adjustments required under Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting. Bulletin B-10 also requires the restatement of all financial statements to pesos as of the date of the most recent balance sheet presented.

The principal differences, other than inflation accounting, between MFRS and U.S. GAAP and their effects on consolidated net income and consolidated stockholders’ equity are presented below with an explanation of such adjustments:

	2006		2005		2004
Reconciliation of net income:

Consolidated net income according to MFRS	Ps.	452,237	Ps.	367,299	Ps.	297,102

U.S. GAAP adjustments:
(i) Amortization of assets under concession		82,628		82,629		82,625
(ii) Amortization of airport concession		17,128		17,127		17,127
(iii) Depreciation of fixed assets recorded at predecessor cost basis		(3,052)		(3,052)		5,082
(iv) Deferred fees for technical assistance services		(19,016)		(7,100)		(23,370)
(v) Accrued vacation		(1,672)		(2,581)		(816)
(vi) Provisions for seniority premiums and severance payments		2,949		6,665		(1,525)
(vii) Deferred statutory employee profit sharing		26,975		(2,644)		(4,257)

Total U.S. GAAP adjustments before the effect of deferred income taxes		105,940		91,044		74,866
(viii) Deferred income taxes		(29,261)		(28,682)		(194,531)

Consolidated net income according to U.S. GAAP	Ps.	528,916	Ps.	429,661	Ps.	177,437

	2006		2005
Reconciliation of stockholders’ equity:

Consolidated stockholders’ equity according to MFRS	Ps.	7,692,777	Ps.	7,562,765

U.S. GAAP adjustments:
(i) Cost of assets under concession		(3,550,099)		(3,550,099)
(i) Accumulated amortization of assets under concession		457,608		374,841
(ii) Amortized cost of airport concessions		(736,512)		(753,644)
(iii) Net carrying value of fixed assets recorded at predecessor cost basis		5,767		8,902
(v) Accrued vacation		(6,009)		(4,338)
(vi) Provision for seniority premiums and severance payments		(3,976)		(24,580)
(vii) Deferred statutory employee profit sharing		106,344		79,369

	2006		2005
Total U.S. GAAP adjustments before the effect of deferred income taxes		(3,726,877)		(3,869,549)
(viii) Deferred income taxes		1,075,043		1,106,101

Consolidated stockholders’ equity according to U.S. GAAP	Ps.	5,040,943	Ps.	4,799,317

A summary of the changes in consolidated stockholders’ equity after giving effect to the aforementioned U.S. GAAP adjustments is as follows:

							Accumulated
			Additional				other		Total
	Common		paid-in		Retained		comprehensive		stockholders’
	stock		capital		earnings		income		equity
Balances at January 1, 2005	Ps.	1,646,148	Ps.	32,565	Ps.	2,683,843		—	Ps.	4,362,556
Deferred fees for technical assistance services		—		7,100		—		—		7,100
Net income		—		—		429,661		—		429,661

Balances at December 31, 2005		1,646,148		39,665		3,113,504		—		4,799,317
Increase in stockholder’s equity		145,357		(25,633)		—		—		119,724
Dividends paid		—		—		(430,506)		—		(430,506)
Deferred fees for technical assistance services				19,016		—		—		19,016
Comprehensive income:		—		—		—		—
Net income		—		—		528,916		—		528,916
Other comprehensive loss - Additional liability for labor obligations		—		—				(5,405)		(5,405)

Total comprehensive income		—		—		528,916		(5,405)		523,511

Adjustment to initially apply FASB Statement No. 158, net of tax		—		—		—	Ps.	9,881		9,881

Balances at December 31, 2006	Ps.	1,791,506	Ps.	33,047	Ps.	3,211,914	Ps.	4,476	Ps.	5,040,943

Condensed consolidated balances sheets and statements of income including the aforementioned U.S. GAAP adjustments, as of and for the years ended December 31, 2006 and 2005 are as follows:

	2006		2005
Assets
Current assets:
Cash and cash equivalents	Ps.	1,612,384	Ps.	1,644,776
Other current assets		453,239		291,690

Total current assets		2,065,623		1,936,466
Property, machinery, equipment and improvements to concessioned properties – net		1,763,830		1,477,986
Assets under concession		884,257		922,763
Deferred income taxes		572,878		676,950
Other assets		9,419		17,217

Total	Ps.	5,296,007	Ps.	5,031,382

Liabilities and stockholders’ equity:
Current liabilities	Ps.	196,458	Ps.	178,171
Long-term liabilities		58,606		53,894

Total liabilities		255,064		232,065

Common stock		1,791,506		1,646,148

	2006		2005
Additional paid-in capital		33,047		39,665
Accumulated other comprehensive income		4,476
Retained earnings		3,211,914		3,113,504

Total stockholders’ equity		5,040,943		4,799,317

Total liabilities and stockholders’ equity	Ps.	5,296,007	Ps.	5,031,382

	2006		2005		2004
Net revenues	Ps.	1,626,182	Ps.	1,426,264	Ps.	1,286,084
Cost of operations:
Cost of services		383,279		370,822		346,866
General and administrative expenses		228,507		236,945		235,849
Concession taxes		81,569		70,011		62,531
Technical assistance fees		66,762		45,666		62,128
Depreciation and amortization		184,810		122,848		109,581
Statutory employee profit sharing		8,659		1,469		377

Total cost		953,586		847,761		817,332

Income from operations		672,596		578,503		468,752

Net comprehensive financing income (expense)		69,301		30,373		(19,510)
Other income – net		10,413		5,182		10,833
Income tax expense		223,394		184,397		282,638

Consolidated net income	Ps.	528,916	Ps.	429,661	Ps.	177,437

Weighted average number of common shares outstanding		391,624,384		389,060,000		389,060,000

Weighted average number of common shares and common share equivalents		394,564,384		392,022,615		392,000,000

Basic earnings per share (in Mexican pesos)	Ps.	1.3506	Ps.	1.1044	Ps.	0.4561

Diluted earnings per share (in Mexican pesos)	Ps.	1.3405	Ps.	1.0960	Ps.	0.4526

(i) Amortization of assets under concession (treated as intangible “rights to use airport facilities” under MFRS)
Under MFRS, the cost of the concessions to operate the airports and the related facilities was determined on a basis proportionate to the amount SETA paid to the Mexican government for its investment in 15% of the common stock of the Company. This amount is reflected as two intangible assets: “rights to use airport facilities,” which reflects the value of the land and facilities used to operate each airport (up to the total amount of the concession for each individual airport to the extent such fair value was in excess) and “airport concessions.” As discussed in Notes 3.e and 7, for purposes of MFRS, the portion of the cost of the concession allocated to the rights to use airport facilities was determined based on an independent appraisal of the assets at each airport concession, and is amortized over the useful lives of the related assets, with total lives ranging from 8 to 37 years from the date such concessions were granted. The remainder of the appraised value over the cost of the concession was recorded as airport concessions, and is amortized over a total life equal to the concession term of 50 years.
For purposes of U.S. GAAP, since the concession arrangement provides the Company with the right to use the airports and related facilities for a 50-year term, and since the Company was created and controlled by the Mexican government at the date of the grant of the concessions, the arrangement is accounted for based on its economic substance as a contribution by the Mexican government of fixed assets including runways, aprons, platforms, buildings and other infrastructure, used to operate the airport facilities under the related concession agreements. Throughout the 50-year concession term, the Mexican government retains title to the assets under concession. Upon expiration of the concession term, use of the assets reverts to the Mexican government. The transfer of fixed assets was made among entities under common control. Thus, under U.S. GAAP, the related assets were recognized at their carrying value in the records of the Mexican government, and are reflected as “assets under concession.” The assets are depreciated over their remaining useful lives, or 22 years for other infrastructure, 30 years for buildings, and 28 years for runways, aprons and platforms. Useful lives were determined by an independent appraiser and take into account improvements that the Company is required to perform on the assets to prolong their lives in accordance with its Master Development Programs.
In addition, as the transfer of fixed assets included land and buildings, the Company compared the fair values of the fixed assets as obtained from the independent appraisal of such assets performed for MFRS purposes. Based on the appraisals, the fair value of the land transferred at all airports except for the Acapulco airport was considered significant in relation to the total fair value of all assets transferred. Accordingly, at such airports, the value included within the caption assets under concession for U.S. GAAP purposes does not include the value of the land transferred. With respect to the Acapulco airport, the land has been recorded as a single unit with the building transferred and is amortized over the economic life of the building of 26 years. Accordingly, this treatment results in a difference in amortization expense between MFRS and U.S. GAAP.
In addition, as described in Note 11 to the financial statements prepared under MFRS, the concession arrangements require the Company to pay a concession tax, pursuant to the Mexican Federal Duties Law, currently equal to 5% of annual gross revenues, which is classified within operating expenses. The Mexican Federal Duties Law is a law of general applicability and is not specifically directed to airport concession holders. The concession tax under the Mexican Federal Duties Law is applicable to and payable by any concession-holder that uses state-owned assets, without regard to the value of state-owned assets used. This annual payment is considered a tax rather than consideration paid in exchange for the Mexican government’s contribution of the concessioned assets, and is recognized as an operating expense when it becomes payable for both U.S. GAAP and MFRS purposes.
Accordingly, the reconciliation to stockholders’ equity under U.S. GAAP includes an adjustment to reduce the basis of the concessioned assets under MFRS to the net historical cost basis as recorded in the accounting records of the Mexican government at the time of transfer. A corresponding adjustment is recognized to the Company’s consolidated net income for the related effects on depreciation expense.
(ii) Airport concessions
There is no asset recorded under U.S. GAAP for the “airport concessions” as the Mexican government’s carrying value of such asset was zero. Accordingly, with respect to the intangible airport concession asset, annual amortization is removed from consolidated net income under MFRS and the amortized cost of such asset under MFRS is removed from consolidated stockholders’ equity each year in the U.S. GAAP reconciliation.
(iii) Depreciation of fixed assets recorded at predecessor cost basis
As part of the grant of the concession, the Company also acquired certain machinery, furniture and equipment from the Mexican government. Under MFRS, the value of these fixed assets was recorded based on an independent appraisal obtained by the Company.
The acquisition of these fixed assets also constitutes a transfer of assets between entities under common control, for which reason, under U.S. GAAP such assets must be recognized at the cost basis of the predecessor at the time of transfer. Accordingly, the reconciliations include an adjustment to the value of such assets and the effects of the related depreciation expense.
(iv) Deferred fees for technical assistance services
As discussed in Note 1, in June 2000, the Company and SETA entered into a stock option agreement, whereby the Company granted SETA the right to acquire an additional three percent of the Company’s outstanding Series “B” common stock provided that SETA had complied with its obligations under the technical assistance agreement. The option was exercisable in three tranches of one percent each, exercisable during a two-year period beginning June 14, 2003, June 14, 2004 and June 14, 2005, respectively, at an exercise price of $1.1286 (Ps.11.0198), plus a 5% annual premium, subject to decrease based on any dividends paid by the Company. 1% expired, unexercised during 2005; the remaining 2% was exercised by SETA during 2006.
MFRS does not require the recognition of stock-based compensation costs with respect to this option.

Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, requires that all transactions in which equity instruments are issued to other than employees in conjunction with the selling of goods or services be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.
Further, EITF 96-18, “Accounting for Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”, provides guidance to establish a measurement date for awards issued to other than employees. As the Company did not believe that SETA had sufficiently large disincentives for nonperformance, and thereby SETA did not have a performance commitment as defined by EITF 96-18, it established the measurement date as the date performance by SETA is complete, and consequently recognized the related cost of the award using variable accounting, as illustrated in FIN No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.”
Under variable accounting, the Company recognized a recovery of previously recognized expense and a corresponding debit to additional paid-in capital of Ps. 236 for the year ended December 31, 2005 and an expense and corresponding addition to additional paid-in capital of Ps. 16,160 for the year ended December 31, 2004. In 2006, for MFRS purposes, at the date of exercise of the option by SETA, the Company recognized Ps.118,363 of common stock and Ps.1,060 of additional paid-in capital for the difference between the book value of the shares and the amount paid by SETA for such shares. However, in accordance with SFAS No. 123, for purposes of U.S. GAAP, given that the stock under option had no par value, the amount recognized as common stock is represented by the sum of (i) the amount of cash proceeds received upon exercise of the option and (ii) the amounts previously credited to additional paid-in capital for services received earlier that were charged to compensation cost. Accordingly, the stockholders’ equity statement under U.S. GAAP reflects the reclassification of Ps. 25,634 from additional paid-in capital to common stock, related to the 8,000,000 shares exercised.
Additional information related to the options outstanding for the years ended December 31 is as follows:

		2006					2005
		Weighted Average					Weighted Average
	Shares	Exercise Price				Shares	Exercise Price
Outstanding at January 1	8,000,000	Ps.	1.4852	Ps.	15.7936	12,123,711	Ps.	1.4135	Ps.	15.7605
Exercised	(8,000,000)		1.3527		14,6735	—		—		—

Expired	—		—		—	(4,123,711)		1.4486		15.6087

Outstanding at December 31	—	Ps.	—	Ps.	—	8,000,000	Ps.	1.4852	Ps.	15.7936

The number of shares exercisable at December 31, 2005 were 8,000,000, at a weighted-average exercise price of $1.4852 (Ps. 15.7936). As of December 31, 2005, the weighted-average remaining contractual life of the outstanding option was 0.94 years. On September 5, 2006, SETA exercised the remaining 2% under option, at an exercise price per share of $1.3527 (Ps.14.6735). The decrease in the exercise price was due to an adjustment, as required by the terms of the option agreement, related to dividends paid to the Company’s stockholders in September 2006.
In addition to the stock option, SETA also holds forfeitable shares of the Company’s common stock in a trust. Upon SETA’s initial acquisition of 15% of the Company’s common stock, pursuant to the terms of the participation agreement between SETA and the Company, SETA signed a trust agreement with Banco Nacional de Comercio Exterior, S.N.C, and assigned to the trust, all of the Series “BB” shares it acquired. In the trust agreement, the Company was named as secondary beneficiary only in the instance in which SETA does not comply with the terms of the technical assistance agreement, in which case 5% of the Series “BB” shares would be forfeited and sold, with the proceeds of the sale to be provided to the Company as liquidated damages and penalties.

Based on the fact that the five percent of SETA’s original investment held in the trust is forfeitable subject to compliance with the technical assistance agreement, the Company considers those shares to be compensatory and has recorded the fair value of these compensatory shares in a manner consistent with the stock option, applying variable accounting, resulting in a related expense and corresponding addition to additional paid-in capital of Ps. 19,016, Ps. 7,338 and Ps. 7,210 in 2006, 2005 and 2004, respectively.
(v) Accrued vacation
Under MFRS, there are no specific pronouncements establishing standards to accrue for liabilities related to employees’ rights to receive compensation for future absences; therefore, amounts related to vacation benefits earned by the Company’s employees but not yet taken are expensed when paid.
Under U.S. GAAP, SFAS No. 43, “Accounting for Compensated Absences”, requires that such vacation benefits be accrued. Accordingly, the Company has estimated such liability as of December 31, 2006 and 2005, and recognized the related expense in the U.S. GAAP reconciliation.
(vi) Provisions for seniority premiums and for severance payments
Under both MFRS and U.S. GAAP, the Company recognizes a liability for its seniority premiums based on actuarial computations using the project unit credit method. Differences exist in the discount rates used for actuarial purposes between U.S. GAAP and MFRS (U.S. GAAP requires that nominal rates be used while MFRS allows the use of real or “inflation-free” rates).
With respect to severance payments, prior to January 1, 2005, under MFRS, severance payments were recognized as a charge to income when payable. However as mentioned in Note 3a, effective January 1, 2005, the Company adopted the revised provisions of Bulletin D-3, which require the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, “Employers’ Accounting for Post employment Benefits”, which has been effective since 1994, and requires that a liability for certain termination benefits provided under an ongoing benefit arrangement be recognized when the likelihood of future settlement is probable. Accordingly, the Company obtained an actuarial calculation related to such severance payments as if the Company had been recognizing a liability since its inception for U.S. GAAP purposes and recognized the related cost for the year ended December 31, 2004. The adjustment to the U.S. GAAP reconciliation in 2004 consisted of Ps. 4,666 related to severance payments under U.S. GAAP less Ps. 3,913 already recognized in the 2004 statement of income under MFRS. As well, an additional Ps. 772 was recognized under U.S. GAAP related to the differences in the discount rates as discussed above.
In 2005, the adoption of bulletin D-3 resulted in a cumulative charge of Ps. 12,844 in the MFRS financial statements, of which Ps. 8,576 was recognized in the statement of income and Ps. 4,360 was recognized as a deferred asset (as allowed by the transition guidance in the bulletin). The cumulative effect included in the statement of income for MFRS purposes (which, due to materiality, was classified as cost of services) is reflected in the U.S. GAAP reconciliation for 2005 as an increase to income, since, for U.S. GAAP purposes, the Company was recognizing a provision each year. This amount was offset by an additional period cost of Ps. 1,911 recognized under U.S. GAAP related to the differences in discount rates discussed above.
During 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, which requires companies to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires that a company measure the funded status of its plans as of the date of its year-end balance sheet, as well as prescribes additional disclosure requirements.

SFAS No. 158 is applicable to the Company’s seniority premium plan, as well as its liability recognized for severance, given that such liability is calculated using a methodology similar to SFAS No. 87, “Employers’ Accounting for Pensions”. The adoption of SFAS No. 158 resulted in the recognition of a decrease in the liability for seniority premiums of Ps. 15,339 (net of tax of Ps. 5,965) and an increase in the liability for severance payments of Ps. 5,458 (net of tax of 2,122) recognized within accumulated other comprehensive income, as shown in the rollforward of stockholders’ equity above. In addition, prior to the application of SFAS No. 158 at December 31, 2006, the Company recognized an additional minimum liability (with a corresponding debit to other comprehensive loss) of Ps. 5,405 (net of tax of Ps. 2,102) related to changes in actuarial assumptions on its severance liabilities, based on the fact that the Company was paying such obligations to terminated employees earlier than previously estimated.
The effect of the additional minimum liability and the incremental effect of the SFAS No. 158 adoption on the individual line items in the December 31, 2006 consolidated U.S. GAAP balance sheet is shown in the following table:

	Before AML
	adjustments
	and				Before				After
	applications of		AML		application of		SFAS No. 158		Application of
	SFAS No. 158		adjustments		SFAS No. 158		Adjustments		SFAS No. 158
Assets:
Deferred income tax asset -long-term	Ps.	957,431	Ps.	2,102	Ps.	959,533	Ps.	2,122	Ps.	961,655

Total assets	Ps.	5,291,783	Ps.	2,102	Ps.	5,293,885	Ps.	2,122	Ps.	5,296,007

Liabilities:
Labor liabilities	Ps.	46,170	Ps.	7,507	Ps.	53,677	Ps.	(13,724)	Ps.	39,953

Deferred income tax liability – long-term		382,812		—		382,812		5,965		388,777

Total liabilities		255,316		7,507		262,823		(7,759)		255,064

Other comprehensive loss		—		5,404		5,404		—		5,405
Accumulated other comprehensive loss		—		—		—		(9,881)		9,881

Stockholders’ equity		5,045,420		5,404		5,050,824		(9,881)		5,040,943

Total liabilities and stockholders’ equity	Ps.	5,291,783		2,102		5,293,885		2,122	Ps.	5,296,007

Further disclosures related to the Company’s seniority premiums and severance payment benefits required by U.S. GAAP are as follows:
The Company uses a December 31 measurement date for its seniority premiums plan and severance obligations.

	Seniority Premium				Severance
	Benefits				Benefits
	2006		2005		2006		2005
At December 31:
Accumulated benefit obligation	Ps.	(2,663)	Ps.	(12,254)	Ps.	(28,244)	Ps.	(23,632)

Projected benefit obligation	Ps.	(3,395)	Ps.	(18,670)	Ps.	(36,558)	Ps.	(29,371)
Unrecognized items		—		(1,750)		—		7,857

Accrued benefit cost recognized in the statement of financial position	Ps.	(3,395)	Ps.	(20,420)	Ps.	(36,558)	Ps.	(21,514)

	Seniority Premium				Severance
	Benefits				Benefits
	2006		2005		2006		2005
Change in benefit obligation:
Benefit obligation at beginning of year	Ps.	(20,420)	Ps.	(15,803)	Ps.	(21,514)	Ps.	(20,487)
Service cost		(3,811)		(3,871)		(3,031)		(2,747)
Interest cost		(1,489)		(1,304)		(2,256)		(1,965)
Actuarial loss		2,369		—		(15,030)		—
Acquisition		—		(2)		—		(378)
Benefits paid		180		560		5,273		4,063
Prior service costs		19,776		—		—		—

Benefit obligation at end of year	Ps.	(3,395)	Ps.	(20,420)	Ps.	(36,558)	Ps.	(21,514)

	Seniority Premium				Severance
	Benefits				Benefits
	2006		2005		2006		2005
Components of net periodic benefit cost:
Service cost	Ps.	3,811	Ps.	3,871	Ps.	3,031	Ps.	2,747
Interest cost		1,489		1,304		2,256		1,965
Amortization of net loss				2				378

Net periodic benefit cost	Ps.	5,300	Ps.	5,177	Ps.	5,287	Ps.	5,090

	Seniority Premium		Severance
	Benefits		Benefits
	2006	2005	2006	2005
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	8.68%	8.68%	8.68%	8.68%
Rate of compensation increase	5.04%	5.04%	5.04%	5.04%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:
Discount rate	8.68%	8.68%	8.68%	8.68%
Rate of compensation increase	5.04%	5.04%	5.04%	5.04%
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Seniority
	Premium		Severance
	Benefits		Benefits
2007	Ps.	409	Ps.	5,303
2008		438		5,542
2009		455		5,585
2010		500		5,591
2011		536		5,578
Thereafter		3,237		28,043

	Ps.	5,575	Ps.	55,642

(vii) Deferred statutory employee profit sharing
As discussed in Note 3.h, under MFRS, the Company calculates deferred employee profit sharing based on taxable income, according to Section I of Article 10 of the Income Tax Law. The Company only recognizes a deferred statutory employee profit sharing asset or liability when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.
However, for purposes of U.S. GAAP, the Company is required to follow SFAS No. 109, “Accounting for Income Taxes”, under which the Company must calculate deferred statutory employee profit sharing based on the temporary differences between the financial reporting basis and the statutory employee profit sharing basis of assets and liabilities for those subsidiaries of the Company which have employees in Mexico. Because of the adjustments to the accounting value of the rights to use airport facilities and airport concessions under U.S. GAAP, a net deferred statutory employee profit sharing asset results. U.S. GAAP prohibits the recognition of deferred statutory employee profit sharing assets. Accordingly, the U.S. GAAP reconciliation includes an adjustment to remove the liability recognized for MFRS purposes but does not reflect the recognition of any deferred statutory employee profit sharing asset.
In addition, current statutory employee profit sharing is included within income tax expense for MFRS purposes. Under U.S. GAAP, such cost is classified as an operating expense. Accordingly, this difference, which does not affect the determination of consolidated net income for U.S. GAAP purposes, would decrease operating income by Ps. 8,659, Ps. 1,469 and Ps. 377 for the years ended December 31, 2006, 2005 and 2004, respectively.
(viii) Deferred income taxes
Under MFRS, the Company accounts for deferred income taxes in accordance with Bulletin D-4, “Income Tax, Asset Tax and Statutory Employee Profit Sharing”, which requires a methodology similar to SFAS No. 109, which is applied by the Company for purposes of the U.S. GAAP reconciliation. However, as a result of U.S. GAAP adjustments to certain assets and liabilities, their U.S. GAAP accounting value differs from their accounting value under MFRS. Accordingly, all adjustments for deferred income taxes for purposes of the U.S. GAAP reconciliation were determined based on the difference between the accounting values of assets and liabilities under U.S. GAAP and MFRS versus the tax values of such assets and liabilities.
In addition, deferred taxes are classified as non-current for MFRS purposes while they are based on the classification of the related asset or liability for U.S. GAAP purposes.
The most significant adjustments to deferred income taxes in the U.S. GAAP reconciliation are due to the differences in accounting for the cost of the airport concessions and the rights to use airport facilities and the cost of fixed assets acquired from the Mexican government. Because there is no value attributed to the airport concessions under U.S. GAAP and because the cost of the assets under concession for purposes of U.S. GAAP is lower in value than the fair value of those same assets recorded for MFRS purposes, a deferred tax asset results under U.S. GAAP as compared to a deferred tax liability under MFRS.
A reconciliation of the net deferred income tax asset from MFRS to a deferred tax liability under U.S. GAAP and the composition of the deferred income taxes under U.S. GAAP at December 31, 2006 and 2005 are as follows:
Reconciliation of deferred income taxes:

	2006		2005
Deferred income tax liability under MFRS	Ps.	(515,054)	Ps.	(453,287)

Effect of cost of airport concession and rights to use airport facilities		1,072,121		1,100,098
Effect of labor obligations		2,854		7,373
Effect of cost of fixed assets acquired from Mexican government		(1,614)		(2,670)
Other		1,682		1,300

Total U.S. GAAP adjustments to net deferred income tax liability		1,075,043		1,106,101

Net deferred income tax asset under U.S. GAAP	Ps.	559,989	Ps.	652,813

Composition of net deferred income tax asset:

	2006		2005
Current assets (liabilities):
Assets:
Provisions	Ps.	16,094	Ps.	6,170
Advances from customers		3,062		5,705

	2006		2005
Other liabilities		4,176		8,660

Total current assets		23,332		20,535
Liabilities -
Other liabilities		(36,221)		(44,672)

Net current deferred income tax liability	Ps.	(12,889)	Ps.	(24,137)

Non-current assets (liabilities):
Assets:
Provisions for seniority premiums and severance payments	Ps.	12,928	Ps.	12,580
Tax loss carryforwards		842,324		858,114
Recoverable tax on assets		212,088		195,067
Valuation allowance for recoverable asset tax paid		(105,685)		(94,111)

Total non-current assets		961,655		971,650
Liabilities:
Airport concessions and assets under concession		(247,592)		(253,146)
Property, machinery, equipment and improvements to concessioned properties		(141,185)		(41,554)

Total non-current liabilities		(388,777)		(294,700)

Net non-current deferred income tax asset	Ps.	572,878	Ps.	676,950

A reconciliation of the Mexican statutory tax rate to the Company’s effective tax rate under U.S. GAAP is as follows:

	2006	2005	2004
	%	%	%
Statutory rate	29.00	30.00	33.00
Effect of permanent differences, mainly nondeductible expenses	(1.84)	0.83	(1.80)
Effect of change in statutory rate on deferred income taxes			25.44
Change in valuation allowance for recoverable tax on asset and tax loss carryforwards	1.54	(0.80)	4.79

Effective rate	29.69	30.03	61.43

(a) Earnings per share according to U.S. GAAP – In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include the Company’s stock option as well as the forfeitable five percent of SETA’s shares held in the trust.
Diluted earnings per share for the year ended December 31, 2006, 2005 and 2004 includes 2,940,000 equivalent shares from the forfeitable shares, which are considered to be contingently issuable under SFAS No. 128, and thereby are included in the calculation of diluted EPS until such time as the contingency is resolved, at which time they will become a part of basic EPS.
With respect to the stock option, in 2006, as 8,000,000 shares were exercised by SETA, such shares form part of the weighted average shares outstanding during the year for purposes of computing basic EPS and no further dilutive effects exist with respect to the option. In 2005, diluted earnings per share also included 22,615 dilutive shares of common stock from the outstanding stock option agreement with SETA. The option to purchase 12,173,711 shares of common stock as of December 31, 2004 at a price of $1.4135 per share was not included in the computation of diluted EPS for the year ended December 31, 2004, because the effect of such option would be anti-dilutive.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, prepared in accordance with U.S. GAAP, are as follows:

	2006		2005		2004
Numerator
Net income under U.S. GAAP	Ps.	528,916	Ps.	429,661	Ps.	177,437
Denominator (share amounts)
Weighted average number of common shares outstanding		391,624,384		389,060,000		389,060,000
Dilutive effects of stock option		—		22,615		—
Dilutive effects of forfeitable shares		2,940,000		2,940,000		2,940,000

Total potential dilutive shares		394,564,384		392,022,615		392,000,000

Basic earnings per share	Ps.	1.3506	Ps.	1.1044	Ps.	0.4561

Diluted earnings per share	Ps.	1.3405	Ps.	1.0960	Ps.	0.4526

(b) Statement of cash flows — Under MFRS, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position”, which identifies the generation and application of resources as the differences between beginning and ending financial statement balances in constant Mexican pesos.
For U.S. GAAP purposes, the Company presents its supplemental cash flow information in accordance with SFAS No. 95,” Statement of Cash Flows”, presenting cash movements, excluding of the effects of inflation in each individual line item in the balance sheet reported under U.S. GAAP. Such information for the years ended December 31, 2006, 2005, and 2004 is presented below:

	2006		2005		2004
Operating activities:
Consolidated net income	Ps.	528,916	Ps.	429,661	Ps.	177,437
Adjustments to reconcile net income to cash provided by operating activities:
Unrealized exchange loss				25		128
Depreciation and amortization		184,810		122,848		109,581
Deferred fees for technical assistance services		19,016		7,100		23,370
Allowance for doubtful accounts		(12,359)		(10,858)		3,555
Provisions for seniority premium and severance payments		(345)		5,640		3,861
Deferred income tax expense		67,394		117,335		178,678

Changes in operating assets and liabilities:
Accounts receivable		(18,726)		(15,431)		11,465
Recoverable taxes		(78,798)		16,089		56,015
Other current assets		(63,027)		(8,743)		(3,575)
Accounts payable and other accruals		35,240		(18,853)		12,747
Accounts payable to related parties		9,143		5,857		1,971
Advances from customers		(6,340)		14,122		3,983
Value-added tax payable		(10,298)		348		3,448
Statutory employee profit sharing		7,177		1,116		(113)
Guarantee deposits		7,153		1,386		1,708

Cash provided by operating activities		668,956		667,642		584,259

Investing activities:
Acquisitions of property, machinery, equipment and improvements to concessioned properties		(441,660)		(257,596)		(268,718)
Other assets				(18,123)

Cash used in investing activities		(441,660)		(275,719)		(268,718)

	2006		2005		2004
Financing activities:
Dividends paid		(430,506)		—		—
Increase in capital		119,724		—		—

Net cash used in financing activities		(310,782)		—		—

Effect of inflation on cash and cash equivalents		51,094		1,189		4,477

Net increase in cash and cash equivalents		32,392		393,112		320,018
Cash and cash equivalents at beginning of the year		1,644,776		1,251,664		931,646

Cash and cash equivalents at end of the year	Ps.	1,612,384	Ps.	1,644,776	Ps.	1,251,664

Cash paid for:

Income taxes	Ps.	208,514	Ps.	46,133	Ps.	53,072

Supplemental schedule of noncash activities:
Acquisitions of property, machinery, equipment and improvements to concessioned properties on account	Ps.	18,421	Ps.	7,403	Ps.	6,880

(c) Valuation and qualifying accounts –

				Additions
				(reductions)
	Balance at			charged to					Balance at
	beginning of			costs and		Inflation			the end of the
Description	the year			expenses (1)		effects	Deductions (2)		year
Allowance for doubtful accounts
2006	Ps.	22,128	Ps.	(9,486)	Ps.	(862)	Ps.	(2,873)	Ps.	8,907
2005		34,086		(676)		(1,171)		(10,111)		22,128
2004		32,115		4,090		(1,446)		(673)		34,086

(1)	Represents increases and decreases in the allowance for doubtful accounts that were credited or debited to costs and expenses due to changes in estimates of the reserve.

(2)	Represents decreases in the allowance for doubtful accounts for the ultimate write-off of the related receivable which was ultimately deemed uncollectible.
New Accounting Standards in the United States of America
In June 2006, the FASB issued Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its financial position, results of operations or cash flows.
In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 addresses the process and diversity in practice of quantifying financial statement misstatements resulting in the potential build-up of improper amounts on the balance sheet. The adoption of SAB No.108 did not have an effect on the Company’s financial position, results of operations or cash flows.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its financial position, results of operations or cash flows.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, which requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also requires that an entity measure the fair value of plan assets and benefit obligations as of the date of the year-end balance sheet. The Company adopted the provisions of this statement in the accompanying 2006 financial statements, which resulted in the effects as discussed above.

20.	Subsequent events
a.	In May 2007, the Reynosa airport received notice of a lawsuit for damages and losses filed by Aero DaVinci Internacional, S.A. de C.V. (Aero DaVinci), a sublessee at the airport, in the amount of $3.9 million, in connection with the termination of the lease between the Company and Aeroservicios of Reynosa, S.A. de C.V. (Aeroservicios), the principal lessee, as a result of nonpayment of rent by Aeroservicios. Upon termination of Aeroservicio’s lease (and effectively Aero DaVinci’s sublease), Aero DaVinci initiated legal proceedings against the Reynosa airport for damages and losses, including lost profits, in connection with its airplane taxi, cargo and charter service.

On February 22, 2005, the Tampico airport filed a claim against Aero DaVinci to recover unpaid rentals under the lease between the airport and Aero DaVinci. This claim was subsequently dismissed. However, on May 2, 2007, the Tampico airport received notice of a lawsuit for reimbursement of the legal fees Aero DaVinci incurred in relation to this claim. The claim was in the amount of Ps. 2,962 million.

The Company filed documents contesting the claims received in May 2007 at both the Reynosa and Tampico airports. The Company believes that Aero DaVinci’s claims are without merit and as such, does not believe that any of the amounts claimed in the proceedings against either the Reynosa or Tampico airport are likely to have, individually or in the aggregate, a material adverse effect on its consolidated financial position or results of operations.

b.	As discussed in Note 13 b., several of the Company’s airports have received property tax claims from their respective municipalities. On May 14, 2007, the municipality of Reynosa gave notice of an updated to the amount of property taxes and filed claimed of Ps. 59.2 million (in addition to the Ps. 0.3 claimed in 2004). As well on such date, the municipality of Mazatlán gave notice of a claim for payment of property taxes from 2002 to 2007 in the amount of Ps. 2.5 million. The Company has filed claims at both municipalities contesting any obligation to pay any property tax including the newly updated amount claimed in the case of Reynosa and the specific amount claimed in the case of Mazatlán, and is seeking to annul the assessment of the taxes and fines on constitutional grounds. The Company, however, anticipates that the respective municipalities may issue additional decrees assessing property taxes claimed in respect of subsequent periods.
*  *  *  *  *