Form 20-F
period 2007-12-31
Central North Airport Group
filed 2008-06-11
CIK 1378239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

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
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒

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
Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐      Accelerated filer ☑      Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	IFRS ☐	Other ☑

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

SELECTED FINANCIAL DATA

We publish our financial statements in Mexican pesos.  Pursuant to Mexican Financial Reporting Standards accepted in Mexico (Normas de Información Financiera), or Mexican FRS, financial data for all periods in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F have been restated in constant pesos as of December 31, 2007.

This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.92 to U.S.$1.00, the exchange rate for pesos on December 31, 2007, as published by Banco de Mexico, the Mexican Central Bank.  On May 30, 2008 the Federal Reserve Bank of New York’s noon buying rate for Mexican pesos was Ps. 10.33 to U.S.$1.00.

The following tables present a summary of our audited consolidated financial information and that of our subsidiaries for each of the periods indicated.  This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto.  Our consolidated financial statements are prepared in accordance with Mexican FRS, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP.  Information under U.S. GAAP is also provided in this summary financial data.  Mexican FRS varies in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

Mexican FRS provides for the recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities using the Mexican National Consumer Price Index, or NCPI, restating the components of stockholders’ equity using the NCPI and recording gains or losses in purchasing power from holding monetary liabilities or assets.  Mexican FRS requires the restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented.  Our audited financial statements and all other financial information contained herein are accordingly presented in constant pesos with purchasing power as of December 31, 2007 unless otherwise noted.

Effective January 1, 2008, we adopted several accounting changes pursuant to Mexican FRS and their interpretations (INIFs). In particular as per NIF B-10, “Effects of Inflation”, the effects of inflation will no longer be recognized in financial statements, effective January 1, 2008, in a non-inflationary environment. From such date on, the recording of inflation effects will only be required in an environment where cumulative inflation over the three preceding years is equal too or greater than 26%. As a result of this change, we expect our financial statements in 2008 and subsequent periods to be expressed in nominal pesos.

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

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2003.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of constant Mexican pesos as of December 31, 2007)					(thousands of dollars) (1)

Statement of Income data:
Mexican FRS:
Revenues:
Aeronautical services(2)	1,006,085	1,083,709	1,192,249	1,370,968	1,549,827	141,926
Non-aeronautical services(3)	198,246	250,719	287,628	316,343	347,526	31,825
Total revenues	1,204,331	1,334,428	1,479,877	1,687,311	1,897,353	173,751
Operating costs:
Costs of services	341,134	358,555	389,037	397,465	420,777	38,533
General and administrative expenses	255,559	242,066	244,707	237,475	256,730	23,510
Technical assistance fee(4)	39,533	40,215	40,016	49,541	57,416	5,258
Concession tax(5)	59,128	64,882	72,643	84,635	98,307	9,002
Depreciation and amortization:
Depreciation(6)	183,225	198,076	209,093	262,530	263,569	24,136
Amortization(7)	17,772	17,771	18,712	29,566	72,633	6,652
Total depreciation and amortization	200,997	215,847	227,805	292,096	336,202	30,788
Total operating costs	896,351	921,565	974,208	1,061,212	1,169,432	107,091
Income from operations	307,980	412,863	505,669	626,099	727,921	66,659
Other income (expenses) net	2,790	4,607	3,853	(30,679)	(7,584)	(695)
Net comprehensive financing income (expense)	25,909	(15,343)	29,613	70,328	96,218	8,811
Income before income taxes	336,680	402,129	539,135	665,748	816,555	74,776
Income tax expense(15)	145,471	93,858	158,029	196,511	785,363	71,920
Consolidated net income	191,208	308,269	381,106	469,237	31,192	2,856
Basic and diluted earnings per share(8)	0.4878	0.7864	0.9722	1.1874	0.0781	0.0072
Basic and diluted earnings per ADS(8)	3.9023	6.2911	7.7778	9.3848	0.6248	0.0572

U.S. GAAP:
Revenues		1,334,429	1,479,878	1,687,311	1,897,353	173,750
Income from operations		486,374	600,249	697,879	811,103,	74,277
Consolidated net income		184,107	445,812	548,798	(118,318)	(10,835)
Basic (loss) earnings per share(8)		0.4732	1.1459	1.4014	(0.2961)	(0.0271)
Diluted (loss) earnings per share(9)		0.4696	1.1372	1.3909	(0.2961)	(0.0271)
Basic (loss) earnings per ADS(8)		3.7860	9.1673	11.2110	(2.3688)	(0.2169)
Diluted (loss) earnings per ADS(9)		3.7569	9.0976	11.1271	(2.3688)	(0.2169)

Other operating data:
Total terminal passengers (thousands of passengers)(10)	8,853	9,739	10,599	11,784	12,705	12,705
Total air traffic movements (thousands of movements)	333	346	362	383	424	424
Total revenues per terminal passenger(11)	136	137	139	143	149	14
Other data:
EBITDA:
Consolidated net income under Mexican FRS	191,209	308,270	381,106	469,237	31,192	2,856
Minus:
Net comprehensive financing income (expense)	25,909	(15,343)	29,613	70,328	96,218	8,811
Plus:
Income tax expense	145,471	93,858	158,029	196,511	785,363	71,920
Depreciation and amortization	200,997	215,847	227,805	292,096	336,202	30,788
EBITDA(12)	511,768	633,318	737,327	887,516	1,056,539	96,753

	As of and for the year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of constant Mexican pesos as of December 31, 2007) (1)					(thousands of dollars)(2)

Balance sheet data:
Mexican FRS:
Cash and cash equivalents	966,666	1,298,715	1,706,604	1,672,994	1,756,704	160,870
Total current assets	1,237,951	1,541,683	2,009,260	2,143,271	2,084,057	190,848
Airport concessions—net	817,511	799,743	781,971	764,198	746,426	68,354
Rights to use airport facilities—net	4,503,665	4,377,906	4,252,072	4,126,235	4,000,390	366,336
Total assets	7,687,610	8,054,256	8,591,575	8,873,950	9,134,388	836,482
Current liabilities	130,122	152,587	155,331	184,236	407,096	37,280
Total liabilities	529,932	588,307	744,522	891,999	1,660,046	152,019
Total stockholders’ equity(13)	7,157,678	7,465,949	7,847,053	7,981,951	7,474,342	684,464
U.S. GAAP:
Cash and cash equivalents		1,298,715	1,706,604	1,672,994	1,756,704	160,870
Total current assets		1,561,685	2,009,260	2,143,271	2,084,057	190,848
Assets under concession (“Rights to use airport facilities” under Mexican FRS)		997,631	957,456	917,497	877,388	80,347
Total assets		4,731,229	5,220,539	5,495,086	5,263,692	482,023
Current liabilities		154,429	184,870	203,844	421,398	38,590
Total liabilities		204,683	240,789	264,653	680,277	42,787
Total stockholders’ equity(13)		4,526,547	4,979,750	5,230,433	4,583,415	62,296
Dividend per share				1.1167	1.1103	0.1017
Other data:
Mexican FRS:
Net resources generated by operating activities	523,870	610,987	701,405	729,090	1,070,588	98,039
Net resources used in financing activities				(322,465)	(328,868)	(30,116)
Net resources used in investing activities	(389,151)	(278,938)	(293,516)	(440,235)	(658,010)	(60,257)
Increase in cash and cash equivalents	134,719	332,049	407,889	(33,610)	83,710	7,666
U.S. GAAP:(14)
Net cash provided by operating activities		606,224	692,739	694,103	1,036,011	94,873
Net cash used in investing activities		(278,819)	(286,083)	(458,262)	(657,018)	(60,166)
Net cash used in financing activities		-	-	(322,465)	(328,868)	(30,116)
Effect of inflation accounting		4,645	1,234	53,014	33,585	3,075
Increase (decrease) in cash and cash equivalents		332,049	407,889	(33,610)	83,710	7,666

_______________________

(1)
Translated into dollars at the rate of Ps.10.92 per U.S. dollar, the U.S. Federal Reserve noon buying rate for Mexican pesos at December 31, 2007. Per share dollar amounts are expressed in dollars (not thousands of dollars). Operating data is expressed in units indicated.

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

(3)
Revenues from non-aeronautical services consist of sources of revenues not subject to regulation under our maximum rates, and consist of revenues from car parking charges, leasing of commercial space to tenants, advertising, taxis and other ground transportation providers and other miscellaneous sources of revenues.  Pursuant to our concessions and to the Airport Law and the regulations thereunder, parking services are currently excluded from aeronautical services under our maximum rates, although the Ministry of Communications and Transportation could decide to regulate such rates, and such rates may be regulated by other authorities.

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
(8)
For Mexican FRS purposes, based on 392,000,000 weighted average common shares outstanding in 2003 through 2005, 395,173,149 weighted average common shares outstanding in 2006 and 399,611,578 weighted average common shares outstanding in 2007. For U.S. GAAP purposes, based on 389,060,000 weighted average common shares outstanding in 2005, 391,624,384 weighted average common shares outstanding in 2006 and 399,611,578 weighted average common shares outstanding in 2007. Earnings per ADS are based on the ratio of 8 Series B shares per ADS.

(9)
Based on 392,022,615, 394,564,384 and 402,551,578 weighted average common shares and common share equivalents outstanding for the year ended December 31, 2005, 2006 and 2007, respectively. Earnings per ADS is based on the ratio of 8 Series B shares per ADS.

(10)
Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).

(11)	Total revenues for the period divided by terminal passengers for the period. Expressed in pesos (not thousands of pesos).
(12)
EBITDA represents net income minus net comprehensive financing income plus income tax expense and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors to evaluate our performance and compare it with other companies.  In making such comparisons, however, investors should bear in mind that EBITDA is not defined and is not a recognized financial measure under Mexican FRS or U.S. GAAP, and that EBITDA may be calculated differently by different companies.  EBITDA as presented in this table is not equivalent to our operating income (prior to deducting depreciation and amortization and the technical assistance fee), which is used as the basis for calculation of our technical assistance fee.

(13)	Total stockholders’ equity under Mexican FRS reflects the value assigned to our concessions. Under U.S. GAAP, no value has been assigned to our concessions.
(14)	U.S. GAAP cash flow data is expressed in nominal Mexican pesos.
(15)
2007 balances include the effects of the new Mexican Flat Tax.  (Please refer to Income Tax, Item 5. Operating and Financial Review and Prospects) In accordance with Mexican FRS as required by INIF 4, “ Presentation of Employee Statutory Profit-Sharing in the Income Statement”, beginning on January 1, 2007, employee statutory profit-sharing is presented in other expense, net. For comparability purposes, the financial information for the previous years in the table above also reflects statutory employee profit-sharing in other income-net.

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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2003	11.40	10.11	11.24	10.79
2004	11.64	10.81	11.15	11.31
2005	11.41	10.41	10.63	10.88
2006	11.46	10.43	10.80	10.91
2007	11.27	10.67	10.92	10.93
December 2007	10.92	10.80	10.92	10.85
2008:
January 2008	10.97	10.82	10.82	10.91
February 2008	10.82	10.67	10.73	10.77
March 2008	10.85	10.63	10.63	10.73
April 2008	10.60	10.44	10.51	10.51
May 2008	10.57	10.31	10.33	10.44
_______________
(1)	Average of month-end rates or daily rates, as applicable.
Source:	Federal Reserve noon buying rate.

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

On December 31, 2007, the Federal Reserve noon buying rate was Ps. 10.92 per U.S.$1.00.  On May 30, 2008, the Federal Reserve noon buying rate was Ps. 10.33 per U.S. $1.00.

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

Our aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries.  In 2005, 2006 and 2007, approximately 80.6%, 81.3% and 81.7%, respectively, of our total revenues were earned from regulated services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

Moreover, when determining our maximum rates for the next five-year period (from 2011 to 2015), the Ministry of Communications and Transportations may be lobbied significantly by different entities (such as, for example, the Mexican Competition Commission and the carriers operating at our airports) to impose rates that reduce our profitability. Therefore, there can be no assurance that the laws and regulations governing our business, including the rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations.

On October 1, 2007, the Chairman of the Mexican Federal Competition Commission (Comisión Federal de Competencia, or the “Competition Commission” or COFECO) released an independent report on the competitiveness of Mexico’s airports relative to each other and to international airports.  The Competition Commission Chairman’s report made the following recommendations as ways to increase efficiency at Mexican airports:

•	make economic efficiency a basis of tariff regulation for new concessions;

•	include income from commercial services as one of the factors in determining tariffs for new concessions;

•	strengthen the independence of the regulatory agency and increase the transparency of airport regulation;

•	promote greater efficiency in scheduling at airports with heavy volumes of passenger traffic;

•	promote greater competition between airports;

•	eliminate Aeropuertos y Servicios Auxiliares’ (“ASA”) role as exclusive fuel service provider;

•	eliminate barriers to entry for taxi providers at airports; and

•	be mindful of vertical integration among airports and airlines.

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

Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican producer price index, excluding fuel).  Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances including, among others, required capital investments not foreseen in the master development programs, decreases in capital investments attributable to Mexican economy-related passenger traffic decreases or modifications of the concession tax payable by us to the Mexican government, our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain limited events specified in our concessions have occurred.  Therefore, there can be no assurance that any such request would be granted.  If a request to increase an airport’s maximum rates is not granted, our results of operations and financial condition could be adversely affected, and the value of Series B shares and ADSs could decline.

If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year.  For example, in 2007, our revenues subject to maximum rate regulation represented approximately 86.3% of the amounts we were entitled to earn under the maximum rates for all of our airports.  There can be no assurance that we will be able to establish prices in the future that allow us to collect substantially all of the revenue we are entitled to earn from services subject to price regulation.

The specific prices we charge for aeronautical services are determined based on various factors, including projections of passenger traffic volumes, the Mexican producer price index (excluding fuel) and the value of the peso relative to the U.S. dollar.  These variables are outside of our control.  Our projections could differ from the applicable actual data, and, if these differences occur at the end of any year, they could cause us to exceed the maximum rate at any one or more of ours airports during that year.

If we exceed the maximum rate at any airport at the end of any year, the Ministry of Communications and Transportation may assess a fine and may reduce the maximum rate at that airport in the subsequent year.  The imposition of sanctions for violations of certain terms of a concession, including for exceeding an airport’s maximum rate, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times.  In the event that any one of our concessions is terminated, our other concessions may also be terminated. As of today, no sanctions have been imposed for any reason with respect to any of our concessions.

The Mexican government may terminate or reacquire our concessions under various circumstances, some of which are beyond our control.

Our concessions are our principal assets, and we would be unable to continue operations without them.  A concession may be revoked by the Mexican government for certain prescribed reasons, including failure to comply with our master development programs, a temporary or permanent halt in our operations, actions affecting the operations of other concession holders in Mexico, failure to pay damages resulting from our operations, exceeding our maximum rates or failure to comply with any other material term of our concessions.  Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in revocation of a concession only if sanctions have been imposed for violations of the relevant term at least three times.  Violations of other terms of a concession can result in the immediate termination of the concession.  Our concessions may also be terminated upon our bankruptcy or insolvency.  Violations of the Mexican Airport Law or its regulation could result in similar sanctions.  In the event that any one of our concessions is terminated, our other concessions may also be terminated.  For a discussion of events that may lead to a termination of a concession, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

In the future, we also may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  Historically, Aeropuerto del Norte has been used solely for general aviation flights.  The state of Nuevo Leon has approached the Ministry of Communications and Transportation to discuss the possibility of amending Aeropuerto del Norte’s concession to allow it to serve commercial aviation flights.  We understand that Aeropuerto del Norte is not capable of accommodating commercial traffic with its current infrastructure.  To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  However, there can be no assurance that the Ministry of Communications and Transportation will not authorize such an amendment and that commercial aviation flights will not operate from Aeropuerto del Norte, or that the Mexican government will not issue additional concessions to other airports in the state of Nuevo Leon in the future.

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

Risks Related to Our Operations

Our revenues are highly dependent on levels of air traffic, which depend on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports.  These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services.  Passenger and cargo traffic volumes and air traffic movements depend on many factors beyond our control, including economic conditions in Mexico and the United States, the political situation in Mexico and elsewhere in the world, the attractiveness of our airports relative to that of other competing airports, fluctuations in fuel prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry.  Any decreases in air traffic to or from our airports as a result of factors such as these could adversely affect our business, results of operations, prospects and financial condition.

International events could adversely affect our business

•	Terrorist attacks have had a severe impact on the international air travel industry and have adversely affected our business and may continue to do so in the future.

As with all airport operators, we are subject to the threat of terrorist attacks.  The terrorist attacks on the United States on September 11, 2001 had a severe adverse impact on the air travel industry, particularly on U.S. carriers and on carriers operating international service to and from the United States.  Airline traffic in the United States fell precipitously after the attacks.  Our terminal passenger volumes declined 5.8% in 2002 as compared to 2001.  In the event of a terrorist attack involving one of our airports directly, airport operations would be disrupted or suspended during the time necessary to conduct rescue operations, investigate the incident and repair or rebuild damaged or destroyed facilities, and our future insurance premiums would likely increase.  In addition, our insurance policies do not cover all losses and liabilities resulting from terrorism.  Any future terrorist attacks, whether or not involving aircraft, will likely adversely affect our business, results of operations, prospects and financial condition.

Because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the U.S. Federal Aviation Authority in addition to the directives of Mexican aviation authorities.  Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at our airports due to increased passenger screening and slower security checkpoints and increase our operating costs, which would have an adverse effect on our results of operations.

•	International events could have a negative impact on international air travel.

Historically, a substantial majority of our revenues have been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2005, 2006 and 2007, passenger charges represented 56.6%, 59.4% and 61.2%, respectively, of our total revenues.  Events such as the war in Iraq and public health crises such as the Severe Acute Respiratory Syndrome, or SARS, crisis have negatively affected the frequency and pattern of air travel worldwide.  Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as SARS or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

High incidences of crime in Mexico, and drug trafficking in particular, could adversely affect our business.

A recent Travel Alert issued by the U.S. Department of State (Bureau of Consular Affairs) on April 14, 2008 provides information for U.S. citizens on security issues in Mexico. According to such report, violent criminal activity fueled by a war between criminal organizations struggling for control of the lucrative narcotics trade continues along the U.S.-Mexico border. Although attacks are aimed primarily at members of drug trafficking organizations and Mexican police forces, foreign visitors and residents, including U.S. citizens, have been among the victims of homicides and kidnappings in the border region.  Violence by criminal elements affects many parts of the country, both urban and rural, including border areas.  Though there is no evidence that U.S. citizens are specifically targeted, Mexican and foreign bystanders have been injured or killed in some violent attacks, demonstrating the heightened risk in public places. Higher incidences of crime throughout Mexico, and drug trafficking in particular, could have an adverse affect on our business as it may decrease the passenger-traffic directed to Mexico from abroad.

Increases in international fuel prices could reduce demand for air travel.

International prices of fuel, which represent a significant cost for airlines using our airports, have increased in recent years have reached record highs in the first quarter of 2008 and may be subject to further increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries.  Such increases in airlines’ costs have resulted in higher airline ticket prices and may decrease demand for air travel, thereby having an adverse effect on our revenues and results of operations.  High fuel prices are likely to have a material adverse impact the operations of carriers, particularly those using older, less fuel-efficient fleets.

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

In addition, our tourist destination airports depend substantially on charter airlines serving those destinations.  If charter carriers were to suspend or cancel their operations (either entirely or with respect to one or more of our airports), there could be a material adverse effect on our revenues from tourist destination airports.

Our business is highly dependent upon revenues from four of our airports and could be adversely impacted by any condition affecting those airports.

In 2007, approximately 67.3% of our revenues were generated from four of our 13 airports.  In particular, the Monterrey International Airport generates the most significant portion of our revenues.  The following table lists the percentage of total revenues generated at our airports:

Airport	For year ended December 31, 2007
Monterrey International Airport	44.4%
Acapulco International Airport	7.8
Mazatlán International Airport	7.5
Culiacán International Airport	7.6
Nine other airports	32.7
Total	100.0%

As a result of the substantial contribution to our revenues from these four airports, any event or condition affecting these principal airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we believe we currently maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 58% of our total employees as of December 31, 2007), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

Our operations may be affected by union activities.

Our unionized employees (which accounted for 58% of our total employees as of December 31, 2007) are represented by a national union of airport workers that operates throughout Mexico.  To the extent that any unionized airport workers throughout the country successfully negotiate different employment terms than those we offer at our airports, our operations could be adversely affected by union activities, including organized strikes or other work stoppages.  In addition, we could be required to increase our labor expenses to match the terms agreed by the union with other Mexican airport operations.

Our operations depend on certain key airline customers and the loss of or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.

Of the total revenues generated at our airports in 2007, Aeroméxico and its affiliates accounted for 25.1%, Mexicana and its affiliates accounted for 14.0% and Aviacsa and its affiliates represented 9.4%.  In recent years, discount carriers, charter carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2007, passengers traveling on discount, charter and low-cost carriers, such as VivaAerobus, Interjet, Alma, Volaris, Avolar, and Aladia accounted for approximately 26.6% of our commercial aviation passenger traffic.  Due to increased competition and higher fuel prices, many airlines, especially the low-cost carriers, are operating at break-even levels, experiencing losses from their operations or becoming insolvent. Further increases in fuel prices or other adverse economic developments could cause one or more of our principal carriers to become insolvent, which could have a material adverse effect on us.

None of our contracts with our airline customers obligate them to continue providing service to our airports, and we can offer no assurance that, if any of our key customers reduced their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers.  Through December 2005, Cintra owned Aeroméxico, Mexicana and their respective affiliates, a Mexican holding company controlled by the Mexican government.  In December 2005, Cintra sold its interest in Mexicana and its affiliates to Grupo Posadas, S.A. de C.V.  Subsequent to this sale, Cintra was renamed Consorcio Aeroméxico, S.A. de C.V., or Consorcio Aeroméxico.  In addition, in November 2007, the Mexican Government, through Nacional Financiera, S.N.C., or NAFIN (a Mexican national credit institution and development bank owned and controlled by the Mexican Government), and IPAB (Instituto para la Protección al Ahorro Bancario) sold all of its remaining ownership interest in Aeroméxico and its affiliates to a group of investors lead by Banamex, a subsidiary of Citigroup. As of today these airlines continue to use our airports, however we can offer no assurances that any of these airlines will continue to do so in the future. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.

Aviacsa has cancelled routes and decreased operations as a result of the high fuel prices.  At the end of 2007, Aviacsa cut back its operations with us by 3.2% and experienced a 2.8% decrease in passenger traffic.  This represents a 3.8% decrease in revenues of about Ps. 6 million. During the first quarter of 2008, Aviacsa has continued to cut back on its flight schedule.

In recent years, some airlines have had their operations suspended by regulatory authorities in different countries or have cancelled flights for safety reasons, For example, in the U.S., American Airlines recently cancelled thousands of flights in response to questions raised by the U.S. Federal Aviation Administration about safety concerns on certain aircrafts.  As far as Mexican airlines are concerned, in April 2006, Mexican regulatory authorities suspended the operations of Aerocalifornia, S.A. de C.V. or Aerocalifornia, which accounted for approximately 7.1% of our revenues in 2005, due to safety concerns relating to the carrier’s fleet of aircraft.  Although Aerocalifornia resumed limited operations in August 2006, it accounted for only 2.6% of our revenues in 2006 as a result of such suspension and for 3.6% in 2007.  On March 26, 2007, the Mexican regulatory authorities announced an immediate suspension of Líneas Aéreas Azteca S.A. de C.V. or Azteca, which accounted for approximately 3.6% of our revenues in 2006, due to safety concerns and financial problems.  As a result of such suspension, Azteca accounted for only 0.4% of our revenues in 2007.  As of May 2008, Azteca has not resumed its operations.  We cannot guarantee whether or not Azteca will resume operations at the end of such suspension period or whether the suspension will have a material effect on our results from operations for 2008. Any similar suspension affecting our principal airline customers or leading to cancellation of their routes could have a material adverse effect on our results of operations.

Due to increased competition and higher fuel prices, many airlines are operating at break-even levels or experiencing losses from their operations. Further increases in fuel prices or other adverse economic developments could cause one or more of our principal carriers to become insolvent, which could have a material adverse effect on us.

Revenues from passenger and other charges are not secured, and we may not be able to collect amounts invoiced in the event of the insolvency of one of our principal airline customers.

In recent years, many airlines have reported substantial losses.  Our revenues from passenger and other charges from our principal airline customers are not secured by a bond or any other collateral.  Thus, in the event of the insolvency of any of these airlines, we would not be assured of collecting any amounts invoiced to that airline in respect of passenger charges.

The principal domestic airlines operating at our airports have in the past refused to pay certain increases in our specific prices for regulated aeronautical services and could refuse to pay additional increases in the future.

From January 2002 to November 2002, several domestic airlines operating at our 13 airports—Aeroméxico, Mexicana, Aeromar and Aeroméxico Connect (formerly Aerolitoral) —refused to pay certain increases in our airport service charges.  As of December 2002, the amount of invoiced fees subject to dispute was Ps.3.7 million.  As part of this dispute, these airlines brought proceedings challenging the privatization of the Mexican airport sector and the methodology for calculating the maximum rate system applicable under the privatization of all of the airport groups in Mexico.

Subsequently, we entered into an agreement with the National Air Transportation Board (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation pursuant to which we settled existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Under the agreement, the National Air Transportation Board agreed to cause our principal airline customers to enter into (a) contracts governing charges for certain aeronautical services and (b) lease contracts for property used by the airlines.  Although our agreement with the National Air Transportation Board expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until October 31, 2006, at which time we entered into a new agreement with the National Air Transportation Board that offers incentives, including discounts, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports.  This agreement will expire in December 2008, and we cannot assure that the agreement will be renewed or that any airlines will continue to adhere to the terms of the agreement after this expiration.

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

In addition, we depend on third-party providers of certain complementary services such as catering and baggage handling.  For example, Grupo Aeroméxico and Grupo Mexicana together formerly controlled Servicios de Apoyo en Tierra, or SEAT, pursuant to a joint venture.  Consorcio Aeroméxico, which owns Grupo Aeroméxico and until recently owned Grupo Mexicana, sold its remaining ownership interests in SEAT and in Aeroméxico pursuant to a public offering in November of 2007 to a group of investors lead by Banamex, a subsidiary of Citigroup.  SEAT is currently the largest provider of baggage and handling services at our airports.  If SEAT or any of its affiliates or shareholders encounters financial difficulties, SEAT’s ability to provide services at our airports could be negatively affected.  If any service providers, including SEAT, were to halt operations at any of our airports, we would be required to seek a new provider of these services or provide these services ourselves, either of which is likely to result in increased costs and have an adverse impact on our results of operations.

Actions by parties purporting to be former owners of land comprising a portion of the Ciudad Juárez International Airport could cause our concession to operate the airport to be terminated.

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$120 million.  On May 18, 2005 a Mexican court ordered us to return the disputed land to the plaintiffs. However that decision and three subsequent constitutional claims (juicios de amparo) permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport. As of May 2008, the Court has not yet notified the Federal Government the order to appear in the proceeding.  In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of our concessions would require, our concession to operate the Ciudad Juárez International Airport would terminate.  In 2007, the Ciudad Juárez International Airport represented 5.8% of our revenue.  Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of our concessions the termination of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and that the Mexican federal government would be obligated to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that we would be so indemnified.

We may be liable for property taxes as a result of claims asserted against us by certain municipalities.

Administrative law proceedings were asserted against us by the municipalities of Chihuahua, Ciudad Juárez, Reynosa, Tampico, Mazatlán and Zihuatanejo for the payment of property taxes with respect to the real property on which we operate our airports in those cities.  The claims of the municipalities of Chihuahua and Tampico (which amounted to Ps.25.3 million and Ps.1.02 million respectively) were dismissed on April 11, 2008 and May 9, 2008, respectively.  The total amount of the property-tax claims outstanding, as recently updated to reflect additional amounts claimed since the proceedings were first asserted, in each of Reynosa, Zihuatanejo and Ciudad Juarez are Ps.59.5 million, Ps.1.6 million and Ps.1.8 million, respectively, although any of these amounts could increase if the underlying claims are not resolved in our favor.  Moreover, other municipalities where we operate our airports could assert similar claims.

We do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations; should a court determine that these taxes must be paid in response to any future proceedings, we believe that only the owner of the land should be responsible for paying these taxes directly, and the obligation to pay these taxes is not otherwise contemplated in the terms of our concessions.  The Mexican government has not acknowledged any obligation to pay such taxes, however, any changes to the Mexican Constitution and other applicable laws could render us liable to municipalities for property taxes in the future.

Other Mexican airport operators contesting the assessment of similar property tax claims have been required to post surety bonds in connection with their challenge of those assessments. If we are required to post similar surety bonds in the future, the terms of the surety bonds may restrict our ability to pay dividends or otherwise limit our flexibility.

Future changes in applicable laws with respect to property taxes could have an adverse effect on us.

Changes to the Mexican Constitution and other laws on property taxes may be enacted in the future that could affect our business and results of operations. We cannot predict the amount of any future property tax liabilities or the criteria that would be used to determine them.  If such changes were to take effect, and any amounts owed were substantial, these tax liabilities could have a materially adverse effect on our financial condition or results of operations.  If we believe that there is a substantial likelihood of an adverse result in a pending case, we will establish reserves to meet such liabilities consistent with Mexican FRS.

Natural disasters could adversely affect our business.

From time to time, the Northern and Central regions of Mexico experience torrential rains, hurricanes (particularly during the months of July through September) and, depending on the region, earthquakes.  In addition, the Mazatlán, Culiacán and Acapulco International Airports are susceptible to occasional flooding due to torrential rainfall.  Natural disasters may impede operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports.  Any of these events could reduce our passenger and cargo traffic volume.  The occurrence of natural disasters in the destinations we serve could adversely affect our business, results of operations, prospects and financial condition.  We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption.  Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on any of our insurance policies.

Our operations are at greater risk of disruption due to the dependence of several of our airports on a single commercial runway.

As is the case with many other domestic and international airports around the world, several of our airports, including the Mazatlán and Zihuatanejo International Airports, have only one commercial aviation runway.  While we seek to keep our runways in good working order and to conduct scheduled maintenance during off peak hours, we cannot assure investors that the operation of our runways will not be disrupted due to required maintenance or repairs.  In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control.  The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

Certain guidelines established by the International Civil Aviation Organization require the maintenance of a perimeter surrounding the land used for airport operations.  At several of our airports, we do not control portions of the land within the required perimeters.  If portions of such land adjacent to certain of our airports are developed by third parties in a manner that encroaches on the required perimeters, our ability to comply with applicable guidelines of the International Civil Aviation Organization or to expand our airport operations could be adversely affected. Also, the growth of certain cities in the proximity of our airports could limit our ability to expand our airports.

Our future profitability and growth will depend upon our ability to expand our airports in the future. Potential limitations on our possibility of expansion, such as the ones described above, could restrict any such expansion and thus have a material adverse effect on the future profitability and growth of our business.

We are exposed to risks inherent to the operation of airports.

We are obligated to protect the public at our airports and to reduce the risk of accidents at our airports.  As with any company dealing with members of the public, we must implement certain measures for the protection of the public, such as fire safety in public spaces, design and maintenance of car parking facilities and access routes to meet road safety rules.  We are also obligated to take certain measures related to aviation activities, such as maintenance, management and supervision of aviation facilities, rescue and fire-fighting services for aircraft, measurement of runway friction coefficients, flood control at the Acapulco International Airport and measures to control the threat from birds and other wildlife on airport sites.  These obligations may require us to incur additional costs and could increase our exposure to liability to third parties for personal injury or property damage resulting from our operations.

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

Aeroinvest, S.A. de C.V. (Aeroinvest) is the beneficial owner of 51.6% of our capital stock.  Aeroinvest directly owns Series B shares representing 39.10% of our outstanding capital stock and Series A shares of SETA representing 74.5% of its capital stock.  SETA in turn owns Series BB shares and Series B shares that collectively represent 16.7% of our capital stock.  Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to the Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, our chief operating officer and our commercial director and to elect three members of our Board of Directors.  SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our stockholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders.  In the event of the termination of the Technical Assistance Agreement, the Series BB shares would be converted into Series B shares, resulting in the termination of all of SETA's special rights. If at any time before June 14, 2015 SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but its other special rights would be unaffected).  If at any time after June 14, 2015 SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights. As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, whether before or after June 14, 2015, all of its special rights will remain in place.  Pursuant to our bylaws, the Technical Assistance Agreement, the Participation Agreement and the Bancomext Trust, SETA was required to retain at least 51% of its Series BB shares until June 14, 2007, after which it became entitled to transfer up to one eighth of such 51% during each year thereafter.  The rights and obligations of SETA in our management are explained in “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.”

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

SETA's continuing veto rights as holder of at least 7.65% of our capital stock in the form of Series BB shares, and its right to nominate and appoint certain directors and officers as holder of Series BB shares until June 14, 2015, will continue for so long as it owns at least one Series BB share and the technical assistance agreement remains in effect, could adversely impact our operations and constitute an obstacle for us to bring in a new strategic stockholder and/or operator. Through the right to nominate, appoint and remove certain members of our senior management, SETA directs the actions of our management in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses.

In addition to these special rights of SETA, Aeroinvest is entitled under Mexican law to elect one director to our board for each 10% of our capital stock that it owns. Thus, Aeroinvest's ownership of at least 39.17% of our capital stock entitles it to elect three members of our Board of Directors. SETA and Aeroinvest are each subsidiaries of Empresas ICA.

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

 SETA and Aeroinvest currently exercise a substantial influence over our management, as described above. Our bylaws and certain of the agreements executed in connection with the privatization process provide that SETA was required to retain at least 51% of its Series BB shares until June 14, 2007, after which it became entitled to transfer up to one eighth of such 51% during each year thereafter. SETA, as holder of the Series BB shares, is entitled to present to the Board of Directors the name or names of the candidates for appointment as our chief executive officer and to appoint and remove half of our executive officers, which currently includes our chief financial officer, our chief operating officer and our commercial director, and to elect three of our board members.  Elimination of these rights from our bylaws would require the consent of SETA for so long as it owns Series BB shares representing at least 7.65% of our capital stock. Should SETA fall below this threshold, our management could change significantly and our operations could be adversely affected as a result. In the event of termination of the technical assistance agreement, SETA would cease to have the special rights of the Series BB shares, which may adversely affect and disrupt our operations.

In addition, in December 2005, our parent company Aeroinvest entered into certain credit facilities to finance Aeroinvest’s acquisition from the Mexican government of the Series B shares currently representing 35.3% of our capital stock and to finance an additional loan to SETA for SETA’s exercise of the option to acquire 2% of our Series B shares.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  Aeroinvest subsequently purchased additional Series B shares representing 3.87% of our capital stock in connection with our initial public offering in November 2006.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  If Aeroinvest were to default on its obligations under the refinancing agreements, Aeroinvest could lose its ability to vote its shares of our capital stock as well as its shares of SETA, and trustee could in certain circumstances foreclose on the Series B shares and is SETA shares held in trust.   The terms of the refinancing documents are described in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.” If Aeroinvest were to sell its Series B shares or lose its ability to vote its Series B shares, SETA and Aeroinvest may no longer control us, which could adversely affect our operations and result in a decrease in the price of our Series B shares and ADSs.

Our ability to make certain business decisions could be limited if Aeroinvest defaults on certain obligations under its refinancing facility.

As mentioned above, Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In connection therewith, Aeroinvest has assigned its economic interests (including its right to receive dividends) in its Series B Shares representing 39.32% of our capital stock as well as 74.5% of the Series A shares of SETA.  Under the refinancing agreements, Aeroinvest is required to cause us to comply with numerous covenants, which include certain restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change our business or make investments or capital expenditures outside of the master development plans.  In addition, Aeroinvest is required to cause us to distribute all of our available cash, subject to certain limitations, as quarterly dividends in accordance with our dividend policy, and is required to restrict us from making certain changes to the divided policy.  If we do not distribute a minimum required amount of dividends on each dividend payment date, Aeroinvest will be in default under the refinancing documents.  If Aeroinvest defaults on its obligations under the refinancing documents, we would be further restricted in our ability create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change our business or make investments or capital expenditures outside of the master development plans, which could restrict our flexibility to capitalize on business opportunities or otherwise adversely affect our business and results of operations.  In addition, Aeroinvest could lose its ability to vote its shares of our capital stock as well as its shares of SETA, and trustee could in certain circumstances foreclose on the Series B shares and is SETA shares held in trust.  The terms of the refinancing documents are described in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Risks Related to Mexico

Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico will adversely affect our business and results of operations.

In 2005, 2006 and 2007, domestic terminal passengers have represented approximately 76.6%, 78.6% and 82.6%, respectively, of the passenger traffic volume in our airports.  In addition, all of our assets are located, and all of our operations are conducted, in Mexico.  Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in Mexico.  As a result, our business, financial condition and results of operations could be adversely affected by the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico, or by political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.  We cannot assume that such conditions will not return or that such conditions will not have a material adverse effect on our business, financial condition or results of operations.

Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy.  In 2001, Mexico’s GDP declined by 0.2%, while inflation reached 4.4%.  In 2002, GDP grew by 0.8% and inflation reached 5.7%.  In 2003, GDP grew by 1.4% and inflation was 4.0%.  In 2004, GDP grew by 4.2% and inflation increased to 5.2%.  In 2005, GDP grew by approximately 2.8% and inflation decreased to 3.3%.  In 2006, GDP grew by approximately 4.8% and inflation reached 4.1%.  In 2007, GDP grew by approximately 1.8% and inflation declined to 3.8%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates.  The annualized interest rates on 28 day Cetes averaged approximately 6.2%, 6.8%, 9.2%, 7.2% and 7.2% for 2003, 2004, 2005, 2006 and 2007, respectively.  To the extent that we incur Peso-denominated debt in the future, it could be at high interest rates.

If the Mexican economy falls into a recession, if inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition and results of operations could be materially and adversely affected because, among other things, demand for transportation services may decrease.  We cannot assure our investors that similar events may not occur, or that any recurrence of these or similar events will not adversely affect our business, results of operations, prospects and financial condition.

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

As of December 31, 2007, we had no significant indebtedness. Although we currently intend to fund the investments required by our business strategy through cash flow from operations, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

Severe devaluation or depreciation of the peso may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.

The Mexican government has in recent years implemented changes to the tax laws applicable to Mexican companies, including us.  The terms of our concessions do not exempt us from any changes to the Mexican tax laws.  Should the Mexican government implement changes to the tax laws that result in our having significantly higher income or asset tax liability, we will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations. For example the issuance of the new “Impuesto Empresarial a Tasa Unica” or “Business Flat Tax”, which was published on October 1, 2007, adversely impacted our results of operations in 2007. See Item 5 “Operating and Financial Review and Prospects – Taxation”. In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations.

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

Delays in the process of obtaining necessary governmental approvals could affect our ability to expand our airports

The expansion, development and growth of our airports from time to time may require governmental approvals, administrative proceedings or some other governmental action. Any delay or inability to obtain such approvals or favorable outcomes of such proceedings could have a negative impact on the expansion, development and growth of our airports.

Our business could be adversely affected by a downturn in the U.S. economy.

In 2007, 17.4% of the terminal passengers served by our airports arrived and departed on international flights, with the United States being the principal international destination and point of origin.  As is the case with other Mexican companies, our business is dependent on the condition of the U.S. economy, and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism.  Events and conditions negatively affecting the U.S. economy will likely have a material adverse effect on our business, results of operations, prospects and financial condition. For example, the recent U.S. “credit crunch” in connection with the sub-prime mortgages crisis and other liquidity issues has had a negative impact on the U.S. economy. This crisis in the U.S. could lead to a decrease in international travel to and from our destinations and in particular to our tourist destinations served by our Acapulco, Mazatlán and Zihuatanejo airports. We cannot assure that our results from operations would not be significantly affected from such crisis.

In addition, we cannot predict what effect any future terrorist attacks or threatened attacks on the United States or any retaliatory measures taken by the United States in response to these events may have on the U.S. economy.  An economic downturn in the United States may negatively affect our results of operations and a prolonged economic crisis in the United States will likely have a material adverse effect on our results of operations.

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

A principal objective of the securities laws of the United States is to promote full and fair disclosure of all material corporate information.  However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about U.S. issuers of listed securities.  While we are required to reconcile our net income and stockholders’ equity to those amounts that would be derived under U.S. GAAP in our annual financial statements, the effects of inflation accounting under Mexican FRS are not eliminated in such reconciliation in our annual financial statements.  For this and other reasons, the presentation of Mexican FRS consolidated financial statements and reported earnings may differ from that of U.S. companies in this and other important respects.  For further information about the differences between Mexican FRS and US GAAP please see Note 21 to our financial statements.

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

SETA’s current stockholders are:

•
Aeroinvest, S.A. de C.V., which owns 74.5% of SETA.  Aeroinvest is a wholly owned subsidiary of Empresas ICA, S.A.B. de C.V.  Aeroinvest also directly owns 39.32% of our Series B shares as a result of its exercise of an option to acquire these shares from the Mexican government and its subsequent purchase of additional Series B shares representing 3.9% of our capital stock.  Aeroinvest’s Series B shares were acquired in December 2005 from the Mexican government at an aggregate cost of U.S. $203.3 million (determined based on an initial price per share of U.S. $1.28 plus an annual 5% premium, subject to decreases corresponding to dividends declared and paid by us).  Empresas ICA, the parent of Aeroinvest, is the largest engineering, construction and procurement company in Mexico.  Empresas ICA’s principal lines of business are construction and engineering, housing and infrastructure operations, including the operation of airports (through SETA), toll roads and municipal services.  Empresas ICA is listed on the Mexican Stock Exchange and the New York Stock Exchange.  Through Aeroinvest, Empresas ICA controls a majority of our capital stock.

•
Aéroports de Paris Management, S.A., which owns 25.5% of SETA.  Aéroports de Paris Management is a wholly owned subsidiary of Aéroports de Paris, S.A., a French company recognized as a leading European airport group.  Aéroports de Paris, S.A. was previously the direct owner of the 25.5% participation in SETA until August 2006 when it transferred its participation in SETA to Aéroports de Paris Management. For more than 40 years, Aéroports de Paris has operated the Charles de Gaulle and Orly airports in France, which processed 86.4 million passengers in 2007.  Aéroports de Paris is listed on the Eurolist Market of Euronext Paris S.A.

In December 2005, our parent company Aeroinvest entered into certain credit facilities to finance Aeroinvest’s acquisition from the Mexican government of the Series B shares currently representing 35.3% of our capital stock and to finance an additional loan to SETA for SETA’s exercise of the option to acquire 2% of our Series B shares.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  In November 2006 Aeroinvest purchased additional Series B shares representing 0.75% of our capital stock.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In connection with the Merrill Lynch refinancing, Aeroinvest has assigned its economic interests (including its right to receive dividends) with respect to its Series B shares representing 36.04% of our capital stock as well as 74.5% of the Series A shares of SETA.  During 2007, Aeroinvest purchased additional Series B shares representing 3.14% of our capital stock, and from January 1, 2008 through May 27, 2008, Aeroinvest purchased additional Series B shares representing 0.14% of our capital stock.  Aeroinvest's economic interests with respect to these or any other additional Series B shares purchased by Aeroinvest may become subject to an assignment under the terms of the refinancing documents in certain circumstances, including any issuance of additional notes.  The terms of the refinancing documents are described in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”  In addition, Aeroinvest and SETA have entered into an agreement with Nacional Financiera, S.N.C., or NAFIN, a Mexican national credit institution and development bank owned and controlled by the Mexican Government, pursuant to which Aeroinvest has agreed, if certain conditions to be agreed by the parties are met, on or after December 2010, to either (i) sell the Series B shares it owns representing 35.28% of our capital stock or (ii) deposit such Series B shares in a voting trust.  The terms of this obligation are described more fully under “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Under the technical assistance agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2007 amounted to approximately Ps. 57.4 million.  This agreement is more fully described in “Item 7. Related Party Transactions.”

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

Historical Committed Investments Under Master Development Programs

	Year ended December 31,
	2005	2006(1)	2007	Total 2005-2007
	(thousands of pesos)
Acapulco	10,276	94,845	41,213	146,335
Ciudad Juárez	25,001	45,419	33,969	104,389
Culiacán	7,595	60,438	13,322	81,354
Chihuahua	31,840	69,985	8,544	110,369
Durango	7,161	16,800	26,010	49,971
Mazatlán	5,152	87,827	25,412	118,390
Monterrey	49,759	306,530	242,140	598,429
Reynosa	16,716	18,088	17,747	52,551
San Luis Potosí	5,784	24,422	11,979	42,184
Tampico	2,520	39,231	21,195	62,946
Torreón	38,363	17,024	9,547	64,933
Zacatecas	3,569	16,417	12,547	32,533
Zihuatanejo	43,530	70,872	13,198	127,600
Total	239,186	867,898	476,823	1,583,904
________________
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

Historical Capital Expenditures by Airport

	Year ended December 31,
	2005	2006	2007
	(thousands of pesos)
Acapulco	13,620	28,872	42,917
Ciudad Juárez	26,356	21,561	21,421
Culiacán	7,227	26,438	12,517
Chihuahua	28,131	52,252	16,431
Durango	7,736	9,657	53,786
Mazatlán	9,097	25,204	22,550
Monterrey	64,922	166,483	396,142
Reynosa	17,278	10,596	17,130
San Luis Potosí	39,948	16,019	15,825
Tampico	2,744	26,090	20,845
Torreón	39,369	22,073	7,229
Zacatecas	3,522	10,315	9,230
Zihuatanejo	30,016	22,777	14,900
Other	3,550	1,898	7,087
Total	293,516	440,235	658,010

The following table sets forth our historical capital expenditures by type of investment across all of our airports for the periods indicated:

	Year ended December 31,
	2005	2006	2007
	(thousands of pesos)
Terminals	100,284	172,670	407,928
Runways and aprons	134,398	230,585	159,888
Machinery and equipment	50,950	26,479	44,310
Other	7,884	10,501	45,884
Total	293,516	440,235	658,010

Our capital expenditures from 2005 through 2007 were allocated to the following types of investments at the majority of our airports:

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

Committed Investments by Airport

	Year ended December 31,
	2006(1)	2007	2008	2009	2010	Total 2006-2010
	(thousands of pesos)
Acapulco	94,845	41,213	28,195	13,149	13,332	190,736
Ciudad Juárez	45,419	33,969	19,933	17,278	10,820	127,419
Culiacán	60,438	13,322	7,524	20,091	2,151	103,524
Chihuahua	69,985	8,544	27,251	6,843	9,282	121,905
Durango	16,800	26,010	18,034	21,347	8,214	90,405
Mazatlán	87,827	25,412	9,078	16,888	1,999	141,204
Monterrey	306,530	242,140	232,919	75,059	21,283	877,931
Reynosa	18,088	17,747	10,185	8,354	1,559	55,934
San Luis Potosí	24,422	11,979	18,351	21,890	2,760	79,402
Tampico	39,231	21,195	11,066	13,899	4,003	89,393
Torreón	17,024	9,547	27,316	5,586	7,245	66,718
Zacatecas	16,417	12,547	4,021	21,738	6,940	61,661
Zihuatanejo	70,872	13,198	19,162	24,731	11,594	139,557
Total	867,898	476,823	433,035	266,853	101,182	2,145,789
______________
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

The following table sets forth our committed investments for 2006 through 2010 by type of investment:

Committed Investments by Type

	Year ended December 31,
	2006(1)	2007	2008	2009	2010	Total 2006-2010
	(thousands of pesos)
Terminals	105,982	104,101	209,557	57,017	14,179	490,835
Runways and aprons	257,297	219,752	170,512	154,748	62,516	864,826
Machinery and equipment	64,590	79,163	43,749	48,983	24,490	260,975
Baggage screening system – investments	433,316	60,887	0	0	0	494,203
Other	6,711	12,918	9,215	6,103	0	34,948
Total	867,896	476,821	433,033	266,851	101,185	2,145,787
______________
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

For the year ended December 31, 2007, our capital expenditures totaled Ps.658 million.  Our capital expenditures for 2007 were devoted primarily to our committed investments and secondarily to the construction of a new passenger terminal.

We plan to fund our operations and capital expenditures in the short-term and long-term through cash flows from operations and debt.  Our ability to incur debt may be restricted by the Merrill Lynch refinancing entered into by our parent company Aeroinvest.  See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Returns.

BUSINESS OVERVIEW

Our Operations

Through our subsidiaries, we hold concessions to operate, maintain and develop 13 airports in Mexico, which are concentrated in the country’s central and northern regions.  Each of our concessions has a term of 50 years beginning on November 1, 1998.  The term of each of our concessions may be extended by the Ministry of Communications and Transportation under certain circumstances for up to 50 additional years.  The terms of our concessions also include the right to occupy, use and improve the land appurtenant to our airports, which we do not own and which will revert to the Mexican government upon the termination of our concession.  As operator of the 13 airports under our concessions, we charge fees to airlines, passengers and other users for the use of the airports’ facilities.  We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers.

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

According to figures published by the Mexican Bureau of Civil Aviation, our commercial aviation passenger traffic accounted for approximately 21.0% of all arriving and departing commercial aviation passengers in Mexico in 2007.

In 2007, we recorded revenues of Ps.1,897.4 million (U.S.$173.8 million) and net income of Ps.31.2 million (U.S.$2.9 million).  In 2007 our airports handled approximately 14.2 million terminal passengers, an increase of 20.3% with respect to the 11.8 million terminal passengers in 2006.

Our airports serve several major international routes, including Monterrey-Houston, Monterrey-Dallas, Monterrey-Las Vegas, Monterrey-Atlanta and Monterrey-Chicago.  Our airports also serve several other major international destinations, including Houston, Los Angeles, Dallas and Phoenix.  In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada.  Our airports also serve major domestic routes, including Monterrey-Mexico City, which was the country’s busiest domestic route in 2007, with approximately 2.6 million total passengers (including passengers flying directly to the nearby airport of Toluca, which are counted together with those flying to Mexico City), according to the Mexican Bureau of Civil Aviation. Other major domestic routes served by our airports include Mexico City-Acapulco, Mexico City-Ciudad Juárez and Culiacán-Tijuana, with approximately 618.1 thousand, 375.4 thousand and 316.1 thousand total passengers, respectively, in 2007 according to the Mexican Bureau of Civil Aviation.

Monterrey is the third largest city in Mexico in terms of population, with a population of 4.3 million in the greater metropolitan area.  Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s ninth largest state in terms of population.  It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities.  Business travelers account for a substantial portion of passengers at the Monterrey International Airport.  The airport is our leading airport in terms of passenger traffic volume, air traffic movements and contribution to revenues, and ranked fourth busiest airport in Mexico based on passenger traffic volume in 2007, according to data published by the Mexican Bureau of Civil Aviation. Our Monterrey International Airport accounted for approximately 44.6% and 46.2% of our terminal passenger traffic in 2006 and 2007, respectively.

Three of our airports, Acapulco International Airport, Mazatlán International Airport and Zihuatanejo International Airport, serve popular Mexican tourist destinations.  Of these tourist destinations, Acapulco and Mazatlán are the largest, with Acapulco constituting Mexico’s tenth largest international tourist destination and Mazatlán the eighth largest in terms of visitors in 2007, according to the Mexican National Institute of Immigration.  Acapulco is a principal port of call for cruise ships.  In 2007, the Acapulco International Airport, Mazatlán International Airport and Zihuatanejo International Airport collectively accounted for 18.5% of our aggregate terminal passengers and 20.5% of our total revenues.

Mexico was the eighth largest tourist destination in the world in 2007 in terms of international arriving tourists (21.4 million), according to the latest data published by the World Tourism Organization.  Within Latin America and the Caribbean, Mexico ranked first in 2007 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization.

Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity with such diverse economic activities as mining (Durango International Airport and Zacatecas International Airport), maquiladora manufacturing (Chihuahua International Airport and Torreón International Airport), petroleum and chemical production (Tampico International Airport), agriculture and livestock (Culiacán International Airport) and transportation and logistics (San Luis Potosí International Airport).  In 2007, these seven regional airports collectively accounted for 27.6% of our aggregate terminal passengers and 27.9% of our total revenues.

The remaining two airports in the group, Ciudad Juárez International Airport and Reynosa International Airport, serve cities situated along the border of Mexico and the United States.  Both Ciudad Juárez and Reynosa are popular entry points to the United States. In 2007, the Ciudad Juárez International Airport and the Reynosa International Airport collectively accounted for 7.7% of our aggregate terminal passengers and 7.3% of our total revenues.

The following table provides summary data for each of our 13 airports for the year ended December 31, 2006 and 2007:

	Year ended December 31, 2006					Year ended December 31, 2007
Airport	Terminal Passengers		Revenues		Revenues per terminal passenger(1)	Terminal passengers		Revenues		Revenues per terminal passenger(1)
	Number (in millions)%		(millions of pesos)%		(pesos)	Number (in millions)%		(millions of pesos)%		(pesos)
Metropolitan area:
Monterrey International Airport	5.3	44.6	746.9	43.9%	140.9	6.6	46.2	847.8	44.4	128.5
Tourist destinations:
Acapulco International Airport	1.0	8.4	144.9	8.5%	144.9	1.1	7.4	148.4	7.8	134.9
Mazatlán International Airport	0.8	7.0	128.4	7.5%	160.4	0.9	6.4	143.4	7.5	159.4
Zihuatanejo International Airport	0.7	5.8	94.3	5.5%	134.7	0.7	4.7	96.2	5.0	137.4
Total tourist destinations	2.5	21.2	367.5	21.6%	147.0	2.6	18.5	388.0	20.3	143.7
Regional cities:
Chihuahua International Airport	0.7	5.6	99.6	5.9%	142.1	0.9	6.0	116.7	6.1	129.7
Culiacán International Airport	0.8	7.2	115.2	6.8%	144.0	1.1	8.0	145.2	7.6	132.0
Durango International Airport	0.2	2.0	37.4	2.2%	187.0	0.3	2.0	38.2	2.0	127.3
San Luis Potosí International Airport	0.2	1.9	42.1	2.5%	210.5	0.3	1.9	46.3	2.4	154.3
Tampico International Airport	0.5	4.1	67.3	4.0%	134.6	0.6	4.1	72.5	3.8	120.8
Torreón International Airport	0.4	3.5	59.6	3.5%	149.0	0.5	3.7	75.0	3.9	149.8
Zacatecas International Airport	0.3	2.8	48.8	2.9%	162.7	0.3	2.0	39.2	2.1	130.7
Total regional destinations	3.2	27.1	470.0	27.6%	146.8	3.9	27.6	533.0	27.9	133.3
Border cities:
Ciudad Juárez International Airport	0.7	5.9	91.0	5.3%	130.0	0.9	6.4	109.6	5.7	121.8
Reynosa International Airport	0.1	1.2	25.8	1.5%	258.0	0.2	1.3	30.4	1.6	152.0
Total border city destinations	0.8	7.1	116.8	6.9%	146.0	1.1	7.7	140.1	7.3	127.3
TOTAL:	11.8	100.0	1,701.3	100.0%	144.4	14.2	100	1,908.8	100	132.6
__________________
(1)	Revenues per terminal passenger are calculated by dividing the total revenues for each airport by the number of terminal passengers for each airport.

As of July 2006, Mexico and the United States are parties to an amended bilateral aviation agreement that increases, from two each to three each, the number of Mexican and U.S. carriers eligible to operate routes between certain pairs of cities, which may include any U.S. city and twelve specified cities in Mexico including Acapulco, Mazatlán and Zihuatanejo.  The agreement also provides for a future increase, from two each to three each, in the number of Mexican and U.S. carriers eligible to operate routes between U.S. cities and two specified additional Mexican cities, including Monterrey.  This subsequent increase took effect in October 2007.  To date, this bilateral agreement did not benefit our business as we expected, mainly because of the decrease in the tourism levels from the U.S. to Mexico connected with the U.S. economic recession.

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.  In 2005, 2006 and 2007, aeronautical services revenues represented approximately 80.6%, 81.3% and 81.7%, respectively, of our total revenues.

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

Our principal airline customers are required to pay us no later than 152 days after the invoice delivery date.  The actual term for payment is dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment terms during periods of lower interest rates (within a defined range).  In 2007, the weighted average term of payment was 103 days.

International passenger charges are currently U.S. dollar-denominated, but are collected in pesos based on the average exchange rate during the month prior to the flight, and as such the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.  Domestic passenger charges are peso-denominated.  In 2005, 2006 and 2007, passenger charges represented approximately 70.2%, 73.2% and 75.0%, respectively, of our aeronautical services revenues and approximately 56.6%, 59.4% and 61.2%, respectively, of our total revenues.  Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services.  Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client.  In 2005, 2006 and 2007, these charges represented approximately 9.5%, 8.3% and 7.7%, respectively, of our aeronautical services revenues and approximately 7.6%, 6.8% and 6.3%, respectively, of our total revenues.

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

Aircraft Long-Term Parking Charges

We collect charges from our carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo.  These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client.  Together with our aircraft parking, boarding and unloading charges described above, in 2005, 2006 and 2007, these charges represented approximately 7.6%, 6.7% and 6.2%, respectively, of our aeronautical services revenues and 6.1%, 5.5% and 5.1%, respectively, of our total revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles.  These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client.  In 2005, 2006 and 2007, these charges represented approximately 2.3%, 1.8% and 1.5%, respectively, of our aeronautical services revenues and approximately 1.9%, 1.5% and 1.2%, respectively, of our total revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our X-ray equipment, metal detectors and other security equipment and personnel.  These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight.  Airport security services at our airports are provided by independent subcontractors.  In 2005, 2006 and 2007, these charges represented approximately 1.5%, 1.4% and 1.5%, respectively, of our aeronautical services revenues and approximately 1.2%, 1.1% and 1.2%, respectively, of our total revenues.

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

Complementary Services

At each of our airports, we earn revenues from charging access and other fees from third-party providers of ramp handling and baggage handling services, catering services, aircraft security, aircraft maintenance and repair and fuel.  These access fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of their total revenues.  We currently maintain contracts with thirteen companies that provide the majority of these complementary services at our 13 airports.

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

The Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares) maintains an exclusive contract to sell fuel at all of our airports and we charge the Mexican Airport and Auxiliary Services Agency a nominal access fee.  The Mexican Airport and Auxiliary Services Agency in turn is required to purchase all of its fuel from Petróleos Mexicanos, or PEMEX.

Leasing of Space to Airlines

We derive aeronautical revenue from leasing space in our airports to airlines that is necessary for their operations, such as ticket counters and offices.  Our lease agreements with airline customers for the use of space in our airports are typically for terms of three years with provisions for periodic inflation adjustments to our rental fees.

Cargo Handling

In 2005, 2006 and 2007, our 13 airports handled approximately 80, 81 and 82 thousand metric tons of cargo, respectively.  Increases in our cargo volume are beneficial to us for purposes of the maximum rate calculations, as cargo increases the number of our workload units.

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

Non-aeronautical Services

General

Our revenues from non-aeronautical services are principally derived from commercial activities.  Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services.  Our revenues from non-aeronautical services are derived from commercial activities, such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants.  In 2005, 2006 and 2007, revenue from non-aeronautical services accounted for approximately 19.4%, 18.7% and 18.3%, respectively, of total revenue. In light of our substantial completion of our remodeling efforts at most of our airports and the fixed nature of a portion of our non-aeronautical revenues, we expect non-aeronautical revenue per terminal passenger to remain relatively stable in the coming years.

None of our revenues from non-aeronautical services are regulated under our maximum-rate price regulation system, though they may be regulated by other authorities.  For example, our parking facilities may be subject to certain municipal regulations.

Revenues from Commercial Activities

As the main part of our business strategy we have made it a priority to increase our revenues from commercial activities in our airports and to develop and promote the “OMA” brand, including the “OMA Plaza” retail brand described below.  As a result of our efforts, our revenues from commercial activities have increased from approximately 7% of revenues in 2000 to 18.3% of revenues in 2007, primarily as a result of the following initiatives:

•
Expanding and reconfiguring the commercial space available in our airport terminals.  In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase our exposure to the commercial businesses operating in our airports.  As a result, between 2000 and 2007, we increased the total area available for commercial activity in our 13 airports by approximately 50%, and have more than doubled the commercial area in the Monterrey International Airport.

•
Renegotiating agreements with terminal tenants to be more consistent with market practice. We have also improved our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square-footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports.  We estimate, based on the nature of our tenant operations, that approximately half of our commercial space is suitable for royalty-based leasing arrangements.  As of December 31, 2007, substantially all of the eligible contracts were represented by royalty-based leasing arrangements.

•
Improving the quality of retail offerings in our airports.  Historically, commercial tenants in our terminals consisted of small, often similar, local businesses offering goods and services of limited variety.  We have leased redesigned space formerly occupied by such tenants, as well as newly available space, to more established, internationally recognized businesses in order to improve the quality, diversity and brand recognition of commercial goods and services available to our passengers, which we believe, based in part on market surveys conducted at several of our airports, will increase the sales revenues of our commercial tenants, thereby increasing our revenues from commercial activities.  As a result, our food and beverage service tenants currently offer internationally recognized brands such as Starbucks and Carl’s Jr. In order to promote commercial development at all of our airports, we encourage commercial tenants to lease bundles of commercial spaces among multiple airports that we operate.

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

Commercial activities in each of our airports currently consist of the following:

•
Parking facilities – Our concessions provide us the right to operate the car parking facilities at all of our airports.  Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they are subject to the regulatory oversight of the Ministry of Communications and Transportation.

•
Advertising – In 2002, we entered into a contract with a subsidiary of Corporación Interamericana de Entretenimiento, S.A. de C.V., or CIE, pursuant to which we have developed a greater number of and more strategically located billboards, screens (projection and plasma) and other advertising space at our airports.  Under the agreement, CIE places advertising in our airports and we collect a percentage of the revenues that CIE receives from individual advertisers.

•
Leasing of space – Revenues that we derive from leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

•
Retail stores – We have completed several renovation projects as part of our overall effort, described above, to improve the product mix and brand recognition of retail stores in the commercial areas at our airports.  Our retailer tenants currently offer such internationally recognized product brands as Hermes, Mont Blanc, Swatch, Christian Dior, Lancôme, L’Oreal, Swarovski and Lacoste.  We also have several duty-free retailers that cater to international passengers.

•
Car rentals – We recently increased the presence of internationally known name-brand car rental providers at our airports, and have encouraged car rental companies to establish on-site automobile pick-up and drop-off facilities at our airports, which we anticipate will increase our revenues from the leasing of space to car rental companies.

•
Food and beverage services – In recent years, we have completed “clean-up” projects with respect to our restaurant and bar leases, in order to attract world-class providers of high-quality food and beverage services offering a wider variety of cuisine options and service concepts.

•
Communications – We have consolidated most of the telephone and internet service at our airports with one provider and offer internet access (either wireless internet access or internet service kiosks) at all of our airports.

•
Financial services – We lease space to financial services providers such as currency exchange bureaus, banks and ATMs, at our airports, and we charge providers of these financial services fees based partly on a percentage of the revenues recorded by their operations.  ATM service is currently available at all of our airports.

•
Ground transportation – Our revenues from providers of ground transportation services deemed “non-permanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

•	Time-share marketing and sales – We receive revenues from time-share developers to whom we rent space in our airports for the purpose of marketing and sales of time-share units.

Our Airports

In 2005, 2006 and 2007, our airports served a total of approximately 10.6 million, 11.8 million and 14.2 million terminal passengers, respectively.  Monterrey International Airport accounted for approximately 44.0%, 44.6% and 46.2% of our terminal passenger traffic in 2005, 2006 and 2007, respectively.   Acapulco International Airport, Mazatlán International Airport and Zihuatanejo International Airport, our main airports servicing the next most popular destinations in our airport group, collectively accounted for approximately 21.5%, 21.2% and 18.6% of our terminal passenger traffic in 2005, 2006 and 2007, respectively.  Ciudad Juárez International Airport, our largest airport servicing a border city, accounted for approximately 5.6%, 5.9% and 6.4% of our terminal passenger traffic in 2005, 2006 and 2007, respectively.  All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following tables set forth the passenger traffic volume presented in amounts of (1) total passengers, (2) terminal departing passengers and (3) terminal arriving passengers, for each of our airports for the periods indicated:

Passenger Traffic

	Year Ended December 31,
	2003			2004			2005			2006			2007
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	774,349	34,704	809,053	821,301	35,353	856,654	880,190	39,291	919,481	994,286	45,445	1,039,731	1,057,347	49,444	1,106,791
Chihuahua	541,531	88,885	630,416	556,074	95,271	651,345	599,977	79,932	679,909	664,392	80,257	744,649	854,757	60,231	914,988
Ciudad Juárez	549,476	3,643	553,119	570,923	5,596	576,519	611,942	31,032	642,974	698,765	44,856	743,621	908,938	26,033	934,868
Culiacán	620,511	137,669	758,180	673,002	100,189	773,191	769,118	118,238	887,356	843,989	138,637	982,626	1,137,571	167,684	1,305,255
Durango	188,212	37,944	226,156	210,774	44,885	255,659	214,920	47,334	262,254	236,200	24,933	261,133	279,310	36,405	315,715
Mazatlán	703,320	87,535	790,855	741,267	89,918	831,185	799,801	106,125	905,926	819,214	91,839	911,053	905,010	120,261	1,025,271
Monterrey	3,703,288	266,386	3,969,674	4,293,816	289,813	4,583,629	4,660,138	360,213	5,020,351	5,253,600	300,737	5,554,337	6,559,613	304,195	6,863,808
Reynosa	150,059	2,049	152,108	145,075	2,508	147,583	146,250	1,777	148,027	136,991	1,417	138,408	191,326	1,208	192,534
San Luis Potosí	173,073	3,281	176,354	195,700	3,875	199,575	233,610	832	234,442	227,102	1,160	228,262	264,349	1,973	266,322
Tampico	331,124	15,784	346,908	333,696	12,687	346,383	402,122	13,292	415,414	485,125	12,570	497,695	580,117	14,880	594,997
Torreón	333,166	95,247	428,413	361,400	109,324	470,724	374,559	91,188	465,747	410,124	52,479	462,603	522,295	80,903	603,198
Zacatecas	230,241	64,433	294,674	236,692	57,040	293,732	297,137	72,469	369,606	332,224	122,865	455,089	277,339	57,191	334,530
Zihuatanejo	554,516	6,508	561,024	599,720	5,104	604,824	608,897	4,062	612,959	681,581	4,150	685,731	674,612	8,352	682,964
Total	8,852,866	844,068	9,696,934	9,739,440	851,563	10,591,003	10,598,661	965,785	11,564,446	11,783,593	921,345	12,704,938	14,212,481	928,760	15,141,241

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2003			2004			2005			2006			2007
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	244,661	152,996	397,657	251,552	168,251	419,803	256,715	192,531	449,246	296,841	207,896	504,737	348,822	189,869	538,691
Chihuahua	241,902	27,887	269,789	248,329	28,232	276,561	261,361	36,808	298,169	290,516	41,988	332,504	380,161	46,424	426,585
Ciudad Juárez	248,468	832	249,300	256,713	795	257,508	272,641	878	273,519	314,698	552	315,250	424,456	794	425,250
Culiacán	294,465	22,257	316,722	313,146	26,754	339,900	365,805	25,748	391,553	407,618	20,651	428,269	549,967	28,322	578,289
Durango	74,893	19,090	93,983	78,977	25,809	104,786	82,656	24,293	106,949	91,989	26,132	118,121	121,291	18,695	139,986
Mazatlán	172,148	180,203	352,351	182,168	189,010	371,178	178,758	222,324	401,082	173,150	237,725	410,875	221,627	233,579	455,206
Monterrey	1,463,479	402,700	1,866,179	1,692,546	463,357	2,155,903	1,779,871	515,697	2,295,568	2,042,616	497,271	2,539,887	2,668,059	509,709	3,177,768
Reynosa	70,912	214	71,126	66,985	104	67,089	65,674	117	65,791	65,008	68	65,076	90,877	488	91,365
San Luis Potosí	66,400	21,597	87,997	71,675	27,177	98,852	77,923	39,514	117,437	70,550	42,681	113,231	87,299	45,123	132,422
Tampico	144,964	20,069	165,033	144,887	21,609	166,496	171,153	30,307	201,460	208,718	33,604	242,322	259,532	30,346	289,878
Torreón	143,867	22,397	166,264	152,230	28,154	180,384	149,345	36,911	186,256	162,828	42,378	205,206	216,027	46,060	262,087
Zacatecas	71,685	46,055	117,740	72,025	49,529	121,554	99,691	52,973	152,664	118,673	52,517	171,190	91,539	50,736	142,275
Zihuatanejo	161,781	117,901	279,682	155,386	146,818	302,204	143,963	161,763	305,726	165,047	176,772	341,819	176,019	164,000	340,019
Total	3,399,625	1,034,198	4,433,823	3,686,619	1,175,599	4,862,218	3,905,556	1,339,864	5,245,420	4,408,252	1,380,235	5,788,487	5,635,676	1,364,145	6,999,821

	Year ended December 31,
	2003			2004			2005			2006			2007
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total

Terminal arriving passengers:
Acapulco	282,547	94,145	376,692	290,885	110,613	401,498	298,273	132,671	430,944	341,685	147,864	489,549	391,401	127,255	518,656
Chihuahua	251,017	20,725	271,742	258,468	21,045	279,513	271,814	29,994	301,808	297,980	33,908	331,888	392,448	35,724	428,172
Ciudad Juárez	299,313	863	300,176	312,392	1,023	313,415	337,558	865	338,423	382,757	758	383,515	482,572	1,013	483,585
Culiacán	293,227	10,562	303,789	320,278	12,824	333,102	366,652	10,913	377,565	410,628	5,092	415,720	547,829	11,453	559,282
Durango	80,385	13,844	94,229	85,366	20,622	105,988	89,741	18,230	107,971	99,989	18,090	118,079	127,370	11,954	139,324
Mazatlán	198,606	152,363	350,969	204,671	165,418	370,089	201,781	196,938	398,719	191,529	216,810	408,339	234,667	215,137	449,804
Monterrey	1,478,648	358,461	1,837,109	1,697,834	440,079	2,137,913	1,867,610	496,960	2,364,570	2,271,885	441,828	2,713,713	2,948,821	433,024	3,381,845
Reynosa	78,801	132	78,933	77,905	81	77,986	80,190	269	80,459	71,903	12	71,915	99,822	139	99,961
San Luis Potosí	68,155	16,921	85,076	76,923	19,925	96,848	85,549	30,624	116,173	80,207	33,664	113,871	96,062	35,865	131,927
Tampico	153,369	12,722	166,091	153,234	13,966	167,200	185,451	15,211	200,662	223,699	19,104	242,803	272,511	17,728	290,239
Torreón	152,775	14,127	166,902	161,310	19,706	181,016	160,898	27,405	188,303	173,396	31,522	204,918	225,526	34,682	260,208
Zacatecas	67,488	45,013	112,501	68,770	46,368	115,138	98,085	46,388	144,473	116,784	44,250	161,034	93,788	41,276	135,064
Zihuatanejo	177,801	97,033	274,834	174,133	123,383	297,516	169,731	133,440	303,171	187,620	152,142	339,762	192,041	142,552	334,593
Total	3,582,132	836,911	4,419,043	3,882,169	995,053	4,877,222	4,213,333	1,139,908	5,353,241	4,850,062	1,145,044	5,995,106	6,104,858	1,107,802	7,212,660

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2007.

Capacity by Airport(1)

Airport	Peak air traffic movements per hour	Runway Capacity(2)
Acapulco	9	40
Chihuahua	10	40
Ciudad Juárez	10	20
Culiacán	10	20
Durango	4	40
Mazatlán	10	22
Monterrey	32	38
Reynosa	5	18
San Luis Potosí	6	20
Tampico	9	22
Torreón	9	20
Zacatecas	4	20
Zihuatanejo	8	20
________________
(1)	2007 figures.
(2)	Air traffic movements per hour.

The following table sets forth the air traffic movements for each of our airports for the periods indicated.

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2003	2004	2005	2006	2007
Acapulco	23,778	23,288	26,336	28,015	30,016
Chihuahua	36,205	35,205	36,614	36,681	23,567
Ciudad Juárez	16,069	17,565	20,424	19,612	61,675
Culiacán	48,048	46,404	50,648	55,691	37,992
Durango	14,021	15,075	15,599	15,672	17,112
Mazatlán	20,532	21,984	23,965	24,046	25,292
Monterrey	84,154	95,027	94,292	101,736	116,826
Reynosa	6,603	6,386	6,513	7,877	9,483
San Luis Potosí	19,222	20,361	22,102	22,150	23,696
Tampico	21,211	19,512	21,299	22,730	27,938
Torreón	20,673	22,344	21,523	21,546	25,101
Zacatecas	7,602	7,942	9,112	10,381	9,169
Zihuatanejo	15,086	14,923	13,899	16,474	16,190

Total	333,204	346,016	362,326	382,611	424,057
________________
(1)	Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	Year ended December 31,
	2003	2004	2005	2006	2007
Acapulco	32.6	35.3	33.4	35.5	35.2
Chihuahua	15.0	15.8	16.4	18.1	22.5
Ciudad Juárez	34.2	32.5	30.0	35.6	38.6
Culiacán	12.9	14.5	15.2	15.2	18.4
Durango	13.4	14.0	13.8	15.1	16.3
Mazatlán	34.3	33.7	33.4	34.1	35.8
Monterrey	44.0	45.2	49.4	51.6	56.1
Reynosa	22.7	22.7	22.5	17.4	20.2
San Luis Potosí	9.0	9.6	10.6	10.3	11.2
Tampico	15.6	17.1	18.9	21.3	20.8
Torreón	16.1	16.2	17.4	19.0	20.8
Zacatecas	30.3	29.8	32.6	32.0	30.2
Zihuatanejo	36.8	40.2	43.8	41.4	41.7
Average of all airports	26.6	28.1	29.3	30.8	33.5
________________
(1)	Includes total passengers divided by total air traffic movements.

Metropolitan Area

Monterrey International Airport

Monterrey International Airport is our most important airport in terms of passenger traffic (including both domestic and international passengers), air traffic movements and contribution to revenues. According to the Mexican Bureau of Civil Aviation, Monterrey International Airport was the fourth busiest airport in Mexico in 2007, in terms of commercial aviation passenger traffic. In 2005, 2006 and 2007, it accounted for approximately 44.0%, 44.6% and 46.2%, respectively, of our terminal passenger traffic.

In 2005, 2006 and 2007, a total of 4.7 million terminal passengers, 5.3 million terminal passengers and 6.6 million terminal passengers, respectively, were served by Monterrey International Airport.  Of the terminal passengers in 2005, 78.3% were domestic and 21.7% were international passengers.  Of the terminal passengers in 2006, 82.1% were domestic and 17.9% were international passengers.  In 2007, 85.6% were domestic and 14.4% were international passengers.  This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 16 commercial airlines operate at the airport, the principal ones of which are Aeroméxico, Aviacsa, Aeroméxico Connect (formerly Aerolitoral), VivaAerobus, Mexicana and Interjet.  The airport is an important hub for Aviacsa, a maintenance center for Aeroméxico Connect (formerly Aerolitoral) and the headquarters of VivaAerobus. The principal non-Mexican airlines operating at the airport are American and Continental.  Airlines operating at this airport serve 53 direct destinations, of which 39 are domestic and 14 are international.  Of these destinations, Mexico City, Toluca, Guadalajara, Tijuana, Houston, Cancún, Dallas, Ciudad Juárez, Hermosillo, Mérida, Los Angeles, Las Vegas, Chicago and Madrid are the principal direct routes.  Since 2005, we have entered into agreements with five new Mexican carriers for the operation of various additional routes to and from the airport.  In addition, two such carriers, the principal one of which is VivaAerobus, have elected to establish their operations headquarters at our airport.  As a consequence of the amended bilateral aviation agreement entered into between Mexico and the United States in December 2005, we anticipate that additional U.S. carriers will commence service to and from the airport in 2008.

Monterrey International Airport is located approximately 21 kilometers (13 miles) from the city of Monterrey, which has a population (including its suburbs) of approximately 4.3 million.  Monterrey is Mexico’s third largest city in terms of population and is one of Mexico’s most productive industrial centers.  It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities.  Monterrey is the capital of the state of Nuevo León, the third highest contributor to Mexico’s gross domestic product (GDP).  As home to most of Nuevo León’s industry, Monterrey generates roughly 80% of the state’s GDP.

Monterrey International Airport operates 24 hours daily.  The airport currently has two operating runways, one with a length of 3,000 meters (9,842 feet), and the other with a length of 1,800 meters (5,905 feet).  The airport’s runway capacity is 38 air traffic movements per hour.  The airport also has an instrument landing system (ILS).  The airport occupies a total area of 821 hectares (88,371,705 square feet).  The airport’s facilities include a commercial passenger terminal building with a total area of approximately 28,966 square meters (311,787 square feet), of which 4,592 square meters (49,429 square feet) is commercial space, a 29-position apron for commercial aviation, a two-position apron for air freight, a ten-position apron for general aviation, five taxiways, nine air bridges, an ample boarding lounge for passengers making connections with other flights, and other boarding lounges.  Currently, the airport has 11 gates for international or domestic flights.

In November 2006 we completed construction of a new temporary passenger terminal building with a total area of approximately 4,800 square meters (51,668 square feet) to handle additional traffic from the new airlines serving the airport.  This new terminal, which commenced operation at year-end 2006, is mainly used by the low cost carrier VivaAerobus.  The temporary terminal has four boarding gates and serves five aircraft positions. In October 2007, in response to the demand of low cost carrier VivaAerobus, we started an expansion for a temporary passenger terminal. In particular, this expansion would lead to a development of a commercial area with 5 leased spaces for duty free, snacks, and boutiques, an enlargement of the waiting lounge and the construction of an additional baggage claim area with space for the principal customs and migration authorities. The aggregate expansion would amount to additional 2,794 square meters (or 30,075 square feet).

On June 4, 2007, construction began on Terminal B of the Monterrey International Airport, which is expected to begin operations in the first quarter of 2009.  Terminal B is expected to have the capacity to service 2.0 million passengers per year.  The 21,000 square meter (226,049 square feet) facility is expected have two levels plus a mezzanine, and include six passenger jetways (four of which are completed), seven contact positions for regional planes and four remote parking positions.  Our affiliate ICA has been engaged to construct the foundation, procure, fabricate and assemble the metallic structure and install the three-dimensional roofing structure for the facility. The relevant agreement was approved, in accordance with our Related Party Guidelines, by our Board of Directors upon the recommendation of our Corporate Practices Committee, which concluded that the contract is on terms that the Committee believes are arm’s length.

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

In 2004, we completed a remodeling of the Monterrey International Airport Terminal A.  Among the upgraded facilities introduced to the public were automatic check-in kiosks, internet access points, new VIP lounges, and lounge areas for passengers awaiting connecting or regional flights.

Within our plans for future expansion of the Monterrey International Airport, on February and June 2007 and on March 2008 we completed the acquisition of land surrounding the airport for an aggregate surface of 835.78 hectares (89,962,610 square feet) at an aggregate price of Ps. 1,056,100,000 (US$ 126,660,000).

As part of our strategy of offering incentives to carriers to encourage them to operate new routes and take other measures expected to increase passenger traffic at our airports, on November 22, 2006, we delivered a notice to the Mexican National Air Transportation Board setting forth certain criteria that carriers operating at the Monterrey International Airport must meet in order to receive a discount equal to Ps.75.00 per terminal passenger on passenger charges (representing approximately a 40% discount from our usual passenger charge).

VivaAerobus is the only airline that took advantage of these incentives. VivaAerobus has begun operating its maintenance facilities at the Monterrey International Airport and has also established its corporate and operational headquarters at the Monterrey International Airport.  In December 2006, VivaAerobus commenced operations with two aircrafts operating nine routes. By December 2007, VivaAerobus had 18 destinations with five aircrafts operating in their fleet and serving 10 of our airports from Monterrey. VivaAerobus received its sixth aircraft in March 2008. By the end of 2008 VivaAerobus expects to have a nine-plane fleet and an increment in its routes. The principal routes served by VivaAerobus at the Monterrey International Airport are Cancún, Veracruz, Ciudad Juárez, Chihuahua, Culiacán and Mérida. VivaAerobus has also announced the opening of the first international route to Austin, Texas, which it expects to commence operations in the summer of 2008.

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

Tourist Destinations

Acapulco International Airport

Acapulco International Airport is our third most important airport in terms of passenger traffic, air traffic movements and contribution to revenues.  According to the Mexican Bureau of Civil Aviation, Acapulco International Airport was the thirteenth busiest airport in Mexico in 2007, in terms of commercial aviation passenger traffic.  In 2005, 2006 and 2007, it accounted for approximately 8.3%, 8.4% and 7.4%, respectively, of our terminal passenger traffic.

In 2005, 2006 and 2007, a total of 880,190 terminal passengers, 994,286 terminal passengers and 1,057,347 terminal passengers, respectively, were served by Acapulco International Airport.  Of the terminal passengers in 2005, 63.1% were domestic and 36.9% were international passengers.  Of the terminal passengers in 2006, 64.2% were domestic and 35.8% were international passengers.  In 2007, 70.0% were domestic and 30.0% were international passengers.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of twelve commercial airlines operate at the airport, the principal ones of which are Mexicana, Aeroméxico, Interjet, Aviacsa and VivaAerobus.  The principal non-Mexican airlines operating at the airport are American and Continental.  Airlines operating at this airport serve 11 direct destinations.  Of these destinations, Mexico City, Toluca, Houston, Monterrey and Tijuana are the most popular.  In 2005 we entered into agreements with two new low-cost Mexican carriers for the operation of two additional routes: Acapulco-Toluca and Puebla-Acapulco-Tijuana.  In addition, VivaAerobus began operating a Monterrey-Acapulco route in December 2006, and other low-cost carriers have expressed an interest in commencing operations at this airport.

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

The runway capacity at Acapulco International airport is 40 air traffic movements per hour.  The airport also has an instrument landing system (ILS), which provides precise guidance to assist aircraft during landing.  The airport occupies a total area of 448.7 hectares (48,297,666 square feet) and has two buildings, one for commercial aviation and the other one for executive or general aviation.  The building for commercial aviation has four floors and occupies a total area of 19,943 square meters (214,666 square feet), of which 1,732 square meters (18,646 square feet) is commercial space.

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

Mazatlán International Airport

Mazatlán International Airport is our fifth most important airport in terms of passenger traffic.  According to the Mexican Bureau of Civil Aviation, Mazatlán International Airport was the sixteenth busiest airport in Mexico in 2007, in terms of commercial aviation passenger traffic.  In 2005, 2006 and 2007, it accounted for approximately 7.5%, 7.0% and 6.4%, respectively, of our terminal passenger traffic.

In 2005, 2006 and 2007, a total of 799,801 terminal passengers, 819,214 terminal passengers and 905,010 terminal passengers, respectively, were served by Mazatlán International Airport.  Of the terminal passengers in 2005, 52.4% were domestic and 47.6% were international passengers.  Of the terminal passengers in 2006, 44.5% were domestic and 55.5% were international passengers.  In 2007, 50.4% were domestic and 49.6% were international passengers.  The airport’s passengers are predominantly domestic tourists who come from Mexico City, Durango and La Paz, among other cities, and international tourists who come primarily from the United States and Canada. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of twelve commercial airlines operate at the airport, the principal Mexican ones of which are Mexicana, Aeroméxico, VivaAerobus, Aerocalifornia, Alma and Magnicharter.  The principal non-Mexican airlines operating at the airport are Alaska Airlines, America West and Continental.  Airlines operating at this airport serve 14 direct destinations.  Of these destinations, Mexico City, Guadalajara, Los Cabos, La Paz, Durango, Torreón, Tijuana and Los Mochis are the national routes.  The international routes are Denver, Phoenix, Los Angeles, Houston, Minneapolis and Salt Lake City, under the amended bilateral aviation agreement entered into between Mexico and the United States in December 2005.

Mazatlán International Airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of approximately 600,000.  Mazatlán is the principal tourist destination of the Sinaloa region, with about 9,600 hotel rooms, according to the Mexican Ministry of Tourism.  Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

Mazatlán International Airport operates 24 hours daily.  Its runway capacity is 22 air traffic movements per hour.  The airport occupies approximately 467 hectares (50,267,461 square feet) of land.  The airport’s facilities include a terminal building with a total area of 16,300 square meters (175,453 square feet), of which 1,378 square meters (14,835 square feet) is commercial space.  The airport has a 68,980-square-meter (742,500-square-foot) commercial aviation apron with ten positions and a 33,515-square-meter (360,752-square-foot) general aviation apron with 60 positions.  In addition, the airport has four air bridges, multiple boarding lounges, and a public parking facility that accommodates 154 vehicles.  The airport’s runway is 2,700 meters (8,858 feet) long, with four taxiways that connect the commercial and general aviation platforms.

Mazatlán International Airport has been extensively remodeled and upgraded since 2000 in order to improve its operational efficiency and appearance.  Its platform for general aviation was completely renovated in 2003 and its runway system was completely replaced in 2001.  The terminal building was also remodeled to include, among other amenities, tourist information services and new charter flight check-in counters.  The remodeling project was completed in 2003. Recent improvements to the airport include the separation of the arrival and departure areas, general improvements to the international boarding area and a helicopter-landing platform.

Zihuatanejo International Airport

Zihuatanejo International Airport is our seventh most important airport in terms of passenger traffic. According to the Mexican Bureau of Civil Aviation, Zihuatanejo International Airport was the twentieth busiest airport in Mexico in 2007, in terms of commercial aviation passenger traffic.  In 2005, 2006 and 2007, it accounted for approximately 5.7%, 5.8% and 4.7%, respectively, of our terminal passenger traffic.

In 2005, 2006 and 2007, a total of 608,897 terminal passengers,  681,581 terminal passengers and 674,612 terminal passengers, respectively, were served by Zihuatanejo International Airport.  Of the terminal passengers in 2005, 51.5% were domestic and 48.5% were international passengers.  Of the terminal passengers in 2006, 51.7% were domestic and 48.3%were international passengers.  In 2007, 54.6% were domestic and 45.4% were international.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican economic conditions.

A total of fifteen commercial airlines operate at the airport, the principal ones of which are Aeroméxico, Alaska Airlines, Interjet and Click Mexicana.  Other non-Mexican airlines operating at the airport include Alaska Airlines, Airline Charter Enterprises, Continental, and Frontier Airlines. VivaAerobus and Alma began to service to Zihuatanejo in May and July of 2007, respectively.  Airlines operating at this airport serve 11 destinations.  Of these destinations, Mexico City, Toluca, Dallas, Houston, Phoenix and Los Angeles are the principal direct routes.   In 2005 we entered into agreements with three new low-cost Mexican carriers for the operation of four additional routes to and from the airport and the United States under the amended bilateral aviation agreement entered into between Mexico and the United States in December 2005.

Zihuatanejo International Airport is located approximately 12 kilometers (7 miles) from the city of Zihuatanejo.  Situated in the state of Guerrero and with a population of approximately 100,000 people, the city of Zihuatanejo is one of Mexico’s most attractive tourist destinations, with approximately 6,004 hotel rooms according to Mexican Ministry of Tourism, a marina, world-class golf courses and a growing residential real estate market.

Zihuatanejo International Airport operates 14 hours daily, from 7:00 a.m. to 9:00 p.m., with an extended schedule from 5:00 a.m. to 12:00 a.m.  The airport has one runway, which is 2,500 meters (8,202 feet) long with a runway capacity of 20 air traffic movements per hour.  The airport’s facilities include a terminal building encompassing an area of 6,905 square meters (74,325 square feet), including 983 square meters (10,583 square feet) of commercial space.  It has a five-position commercial aviation apron, a 30-position general aviation apron and two taxiways.  The airport has four gates for international or domestic flights.

The quality of services offered at the Zihuatanejo International Airport has improved as a result of the recent the expansion and renovation of the baggage claim, passenger waiting and commercial areas.

Regional Cities

Chihuahua International Airport

Chihuahua International Airport is our sixth most important airport in terms of passenger traffic, air traffic movements and contribution to revenues.  According to the Mexican Bureau of Civil Aviation, Chihuahua International Airport was the eighteenth busiest airport in Mexico in 2007, in terms of commercial aviation passenger traffic.  In 2005, 2006 and 2007, it accounted for approximately 5.7%, 5.6% and 6.0%, respectively, of our terminal passenger traffic.

In 2005, 2006 and 2007, a total of 599,977 terminal passengers, 664,392 terminal passengers and 854,757 terminal passengers, respectively, were served by Chihuahua International Airport.  Of the terminal passengers in 2005, 88.9% were domestic and 11.1% were international passengers.  Of the terminal passengers in 2006, 88.6% were domestic and 11.4% were international passengers.  In 2007, 90.4% were domestic and 9.6% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of nine commercial airlines operate at the airport, of which the principal ones are Aeroméxico, Aeroméxico Connect (formerly Aerolitoral), VivaAerobus and Interjet.  Airlines operating at this airport serve 11 destinations. The principal routes are Mexico City, Monterrey, Toluca, Houston and Dallas. On March 26, 2007, Mexican regulatory authorities announced an immediate suspension of Azteca, which accounted for approximately 7.1% of our revenue at the airport in 2006, due to safety concerns and financial problems. As of May, 2008, Azteca had not resumed its operation. As a result of the suspension, Azteca accounted for only 0.4% of our total revenue at the airport in 2007.

Chihuahua International Airport is located approximately 18 kilometers (11 miles) from the City of Chihuahua, which is the capital of the state of Chihuahua.  The city’s population is approximately 748,518.  The state of Chihuahua ranks fifth largest in terms of GDP.  Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

Chihuahua International Airport operates 14 hours daily, from 7:00 a.m. to 9:00 p.m. (local time), with an extended schedule from 5:00 a.m. to 12:00 a.m.  The airport has two runways, with lengths of 2,620 meters (8,596 feet), and 1,100 meters (3,609 feet), respectively.  The runway system has a capacity of 40 air traffic movements per hour.  The airport occupies a total area of approximately 921.4 hectares (99,178,670 square feet).  The airport’s facilities include a terminal building with a total area of approximately 6,292 square meters (67,724 square feet), including 807 square meters (8,686 square feet) of commercial space, a four-position apron for commercial aviation, a 34-position apron for general aviation, four taxiways, a two-position apron for air freight and one air bridge.  The airport has four gates for international or domestic flights.

To accommodate growing demand for air freight services and an expanding local economy, we recently completed construction of a cargo area, which includes a warehouse, a customs office, x-ray zones, storage areas and packaging offices.  We currently operate all international cargo operations at this airport directly.

Culiacán International Airport

Culiacán International Airport is our second most important airport in terms of passenger traffic, air traffic movements and contribution to revenues.  According to the Mexican Bureau for Civil Aviation, Culiacán International Airport was the twelfth busiest airport in Mexico in 2007, in terms of commercial aviation passenger traffic.  In 2005, 2006 and 2007, it accounted for approximately 7.3%, 7.2% and 8.0%, respectively, of our terminal passenger traffic.

In 2005, 2006 and 2007, a total of 769,118 terminal passengers, 843,989 terminal passengers and 1,137,571 terminal passengers, respectively, were served by Culiacán International Airport.  Of the terminal passengers in 2005, 95.2% were domestic and 4.8% were international passengers.  Of the terminal passengers in 2006, 96.9% were domestic and 3.1% were international passengers.  In 2007, 96.5% were domestic and 3.5% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation.  In 2005, 2006 and 2007, commercial aviation accounted for approximately 92.2%, 92.9% and 94.9%,  respectively, and general aviation accounted for approximately 7.8%, 7.1% and 5.1%, respectively, of the airport’s terminal passenger traffic.

A total of nine commercial airlines regularly operate at the airport, the principal ones of which are Aeroméxico, Aeroméxico Connect (formerly Aerolitoral), Aerocalifornia, Aviacsa, Delta, Mexicana, Avolar, Volaris and VivaAerobus.  In April 2006, Mexican regulatory authorities suspended the operations of Aerocalifornia, due to safety concerns relating to the carrier’s fleet of aircraft.  Aerocalifornia resumed limited operations in August 2006.  To date, Aerocalifornia has recovered its domestic market share that it lost as a result of the suspension of its operations in 2006. Aerocalifornia, however, has not yet recovered its international market share, and in 2007 it represented only 3.6% of our total terminal passenger traffic. On April 2007, the Mexican Bureau of Civil Aviation grounded the fleet of Azteca, which operated regularly in the Culiacán International Airport. Since its suspension, Azteca’s passenger portion has been absorbed by other airlines, mainly Volaris and VivaAerobus in the segment to Tijuana, and Aerocalifornia on the route to Guadalajara.

Airlines operating at this airport serve 9 direct destinations, which are Tijuana, Mexico City, Monterrey, Guadalajara, Toluca, Mexicali, Hermosillo, La Paz and Los Angeles.  Delta began servicing routes to the airport in January 2007.

Culiacán International Airport is located approximately 12 kilometers (7 miles) from the city of Culiacán, whose population is approximately 837,000.   Culiacán is the capital of the state of Sinaloa, an important producer of beef and agricultural products.  The potential for growth of exports to the United States could generate an increase cargo operations at this airport, though we can offer no assurances that such growth will in fact occur or that cargo operations would increase as a result thereof.

Although Culiacán International Airport operates 16 hours daily, from 6:00 a.m. to 10:00 p.m. (local time), it frequently extends its hours of operation until 11:30 p.m. to service cargo operations.  Its runway capacity is 20 air traffic movements per hour.  The airport occupies a total area of 289.9 hectares (31,204,576 square feet) and has two air bridges.

Within the development of the Culiacán International Airport, on May 2008 we completed the acquisition of land surrounding the airport for an aggregate surface of 32.5 hectares (3,498,270 square feet) at an aggregate price of Ps. 32.5 million (US$ 3.1 million).

In 2002, in order to improve efficiency, we completed construction of a new 8,046-square meter (86,607-square foot) terminal that includes 1,138 square meters (12,247 square feet) of commercial space, a boarding lounge, 15 commercial establishments, a 238-space public parking area, and a 73-space parking area for employees and authorities, a five-position apron for commercial aviation and two air bridges.

Culiacán International Airport also includes military installations.  The presence of these installations does not currently limit the airport’s runway capacity or otherwise affect its civil aviation operations, and we have no reason to anticipate that it will do so in the future.

Durango International Airport

In each of 2005, 2006 and 2007, Durango International Airport accounted for approximately 2.0% of our terminal passenger traffic.

In 2005, 2006 and 2007, a total of 214,920 terminal passengers, 236,200 terminal passengers and 279,310 terminal passengers, respectively, were served by Durango International Airport.  Of the terminal passengers in 2005, 80.5% were domestic and 19.5% were international passengers.  Of the terminal passengers in 2006, 81.3% were domestic and 18.7% were international passengers.  In 2007, 89.0% were domestic and 11.0% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five commercial airlines operate at the airport, which are Aeroméxico, Aeroméxico Connect (formerly Aerolitoral), Avolar, Aerocalifornia and Continental.  In April 2006, Mexican regulatory authorities suspended the operations of Aerocalifornia, due to safety concerns relating to the carrier’s fleet of aircraft.  Aerocalifornia resumed limited operations in August 2006. Aerocalifornia recovered a portion of the market share that it lost as a result of the suspension of its operations in 2006. The operations of Aerocalifornia on the international routes were absorbed by Avolar, Aeroméxico and Continental.  As soon as Aerocalifornia resumed its operations in September 2006, it resumed its national flights from the airport.

Airlines operating at this airport service 8 direct destinations.  Of these, Chicago, Mexico City, Tijuana, Houston, and Los Angeles are the most important routes.

Durango International Airport is located approximately 16 kilometers (10 miles) from the City of Durango, which has a population of approximately 527,000 people.  The state of Durango is rich in natural resources and is Mexico’s leading producer of wood, gold and bentonite, and the second leading producer of silver.

Durango International Airport operates 14 hours daily, from 6:00 a.m. to 8:00 p.m. (local time).  The airport’s runway is 2,900 meters (9,514 feet) long.  The runway has five taxiways and a capacity of 40 air traffic movements per hour.

The airport’s total area is 552.2 hectares (59,438,313 square feet).  Its facilities include a 4,000 square meters (43,056 square feet) terminal building with 178 square meters (1,921 square feet) of commercial space.  It has a three-position commercial aviation apron, a 26-position general aviation apron, and a 140-space public parking area.  The airport has two gates for international or domestic flights.

Recent improvements to the airport include the improvement of the boarding lounge for international and domestic flights, the expansion of the concourse, the expansion of the check-in area, improvement of commercial spaces, the expansion of the public parking lots and the separation of the arrival and departure areas.

San Luis Potosí International Airport

In 2005, 2006 and 2007, San Luis Potosí International Airport accounted for approximately 2.2%, 1.9% and 1.9%, respectively, of our terminal passenger traffic.

In 2005, 2006 and 2007, a total of 233,610 terminal passengers, 227,102 terminal passengers and 264,349 terminal passengers, respectively, were served by San Luis Potosí International Airport.  Of the terminal passengers in 2005, 70.0% were domestic and 30.0% were international passengers.  Of the terminal passengers in 2006, 66.4% were domestic and 33.6% were international passengers.  In 2007, 69.4% were domestic and 30.6% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five commercial airlines operate at the airport, which are Aeroméxico Connect (formerly Aerolitoral), Click Mexicana, Aeromar, Continental and American Eagle.  Airlines operating at this airport serve five destinations.  VivaAerobus began to service to the airport on January 2007.  Of these destinations, the airport’s most important direct routes are Mexico City, Houston, Dallas and Monterrey.

San Luis Potosí International Airport is located approximately 15 kilometers (9 miles) from the city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of approximately 730,950.  The city of San Luis Potosí is equidistant (300 kilometers) from three of the most important cities in Mexico (Mexico City, Guadalajara and Monterrey).  It is located within an area that represents 80%, in the aggregate, of Mexico’s total economic consumption, making it a natural distribution center for packing and shipping companies.  We are developing efforts to take advantage of this potential for cargo activities. For example, in 2005, in collaboration with Estafeta Mexicana S.A. de C.V., a major Mexican airfreight company, we completed the construction of an international cargo facility at this airport, which Estafeta Mexicana now occupies.  Estafeta Mexicana distributes approximately 100,000 shipments to over 2,500 destinations daily, has a network of 415 offices and several concessionaires, operates Boeing 737-300F aircrafts flying daily to 12 domestic and 2 international destinations and maintains 1,500 vehicles for urban and interstate transportation.

The airport operates 24 hours daily and can serve as an alternate airport for Mexico City.  The airport has two runways and main runway capacity of 20 air traffic movements per hour.  The principal runway is 3,000 meters (9,843 feet) long and the secondary runway is 1,000 meters (3,281 feet) long.  With a total area of 527.7 hectares (56,801,155 square feet), the airport’s facilities include a terminal building with approximately 2,613 square meters (28,126 square feet), including 293 square meters (3,152 square feet) of commercial space, a three-position platform for commercial aviation, a 26-position platform for general aviation, three taxiways and a boarding lounge.

The terminal building was remodeled in 2003.

Tampico International Airport

According to the Mexican Bureau of Civil Aviation, Tampico International Airport was the twenty-fourth busiest airport in Mexico in 2007, in terms of commercial aviation passenger traffic.  In 2005, 2006 and 2007, it accounted for approximately 3.8%, 4.1% and 4.1%, respectively, of our terminal passenger traffic.

In 2005, 2006 and 2007, a total of 402,122 terminal passengers, 485,125 terminal passengers and 580,117 terminal passengers, respectively, were served by Tampico International Airport.  Of the terminal passengers in 2005, 88.7% were domestic and 11.3% were international passengers.  Of the terminal passengers in 2006, 89.1% were domestic and 10.9% were international passengers.  In 2007, 91.7% were domestic and 8.3% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

Seven commercial airlines operate at the airport, the principal ones of which are Mexicana, Aeroméxico Connect (formerly Aerolitoral), Aviacsa, Interjet, Continental, VivaAerobus and Alma.  Airlines operating at this airport serve eleven destinations.  Of these destinations, the airport’s principal routes are Mexico City, Toluca, Monterrey, Houston, Veracruz, Guadalajara, Dallas, and Reynosa.

Tampico International Airport serves the industrial zone of Tampico, Ciudad Madero and Altamira, which have a combined population of approximately 1.0 million.  This industrial zone is home to companies in the petroleum and chemical industries.

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

The airport’s total area is 391.7 hectares (42,162,237 square feet).  Its facilities include a 6,250 square meter (67,275 square feet) terminal building, of which 538 square meters (5,789 square feet) are commercial space.  It has a four-position apron for commercial aviation, a 36-position apron for general aviation, two taxiways and a boarding lounge.

The Tampico International Airport terminal was recently remodeled to include additional commercial space and an exhibition area.

Torreón International Airport

In 2005, 2006 and 2007, Torreón International Airport accounted for approximately 3.5%, 3.5% and 3.7%, respectively, of our terminal passenger traffic.

In 2005, 2006 and 2007, a total of 374,559 terminal passengers, 410,124 terminal passengers and 522,295 terminal passengers, respectively, were served by Torreón International Airport. Of the terminal passengers in 2005, 82.8% were domestic and 17.2% were international passengers.  Of the terminal passengers in 2006, 82.0% were domestic and 18% were international passengers.  In 2007, 84.5% were domestic and 15.5% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight commercial airlines operate at the airport, serving 9 destinations.  Of these destinations, the airport’s principal direct routes are Ciudad Juárez, Los Angeles, Mexico City, Guadalajara, Monterrey and Houston.

The principal commercial airlines are Aeroméxico, Aeroméxico Connect (formerly Aerolitoral), Click Mexicana, Alma, Continental and American Airlines.  VivaAerobus and Delta also recently established service to the airport. In April 2006, Mexican regulatory authorities suspended the operations of Aerocalifornia, due to safety concerns relating to the carrier’s fleet of aircraft.  Although Aerocalifornia resumed limited operations in August 2006, as of May 2008, Aerocalifornia has not recommenced service at the airport. We believe that Click Mexicana, which established routes to and from this airport in June 2006 similar to those historically served by Aerocalifornia, has absorbed a substantial portion of the passenger traffic previously served by Aerocalifornia.

Torreón International Airport is located in the city of Torreón, which is part of the La Laguna region, which is Mexico’s top dairy-producing region and an important industrial and commercial region, with nearly 300 maquiladoras.  Approximately 530,000 people live in the city of Torreón and about one million live in La Laguna region.

Torreón International Airport operates 14 hours daily, from 7:00 a.m. to 9:00 p.m. (local time).  The airport has two runways.  The principal runway measures 2,750 meters (9,022 feet) in length and the secondary runway measures 1,740 meters (5,709 feet) in length. The airport has a runway capacity of 20 air traffic movements per hour.

The airport’s total area is 460 hectares (49,513,987 square feet).  Its facilities include a terminal building, a seven-position apron for commercial aviation, a 14-position apron for general aviation, two taxiways, two boarding lounges, several VIP lounges, one air bridge and one boarding bridge. The terminal building occupies approximately 5,275 square meters (56,780 square feet), including 498 square meters (5,361 square feet) of commercial space.

Zacatecas International Airport

In 2005, 2006 and 2007, Zacatecas International Airport accounted for approximately 2.8%, 2.8% and 2.0%, respectively, of our terminal passenger traffic.

In 2005, 2006 and 2007, a total of 297,137 terminal passengers, 332,224 terminal passengers and 277,339 terminal passengers, respectively, were served by Zacatecas International Airport.  Of the terminal passengers in 2005, 66.6% were domestic and 33.4% were international passengers.  Of the terminal passengers in 2006, 70.9% were domestic and 29.1% were international passengers. In 2007, 66.8% were domestic and 33.2% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

Currently, the three Mexican commercial airlines that operate at the airport are Mexicana, Avolar and Transportes Aeromar, which serve seven destinations. Delta also established service to the airport on March 8, 2007.  The airport’s principal national routes are Tijuana, Bajío and connecting flights via Mexico City.  Airlines serving the airport recently added service to the United States cities of Chicago, Los Angeles and Oakland.  On March 26, 2007, Mexican regulatory authorities announced an immediate suspension of Azteca, which accounted for approximately 13.7% of our revenue at the airport in 2006, due to safety concerns and financial problems.  As of May 2008 Azteca has not resumed operations. As a result of the suspension, Azteca accounted for only 2.9% of our revenues at the airport for 2007. We cannot guarantee whether or not Azteca will resume operations at the end of the suspension period or whether the suspension will have a material effect on our results from operations for 2008.

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

The airport’s total area is 218 hectares (23,465,324 square feet).  The terminal building is 3,700 square meters (39,827 square feet), of which 192 square meters (2,068 square feet) is commercial area.  It has a three-position apron for commercial aviation, a 12-position apron for general aviation, a boarding lounge, and a parking lot with 128 parking spaces.

Border Cities

Ciudad Juárez International Airport

In 2005, 2006 and 2007, Ciudad Juárez International Airport accounted for approximately 5.8%, 5.9% and 6.4%, respectively, of our terminal passenger traffic.

In 2005, 2006 and 2007, a total of 611,942 terminal passengers, 698,765 terminal passengers and 908,838 terminal passengers, respectively, were served by Ciudad Juárez International Airport.  Of the terminal passengers in 2005, 99.7% were domestic.  Of the terminal passengers in 2006, 99.8% were domestic. In 2007, 99.8% were domestic.

Eight commercial airlines operate at the airport, serving eight destinations.  The airport’s principal direct routes are Mexico City, Torreón, Monterrey, Guadalajara, Chihuahua, Toluca and Mazatlán.

The airport is located in the city of Ciudad Juárez, which is near the U.S. border and has a population of approximately 1.3 million people.  The city is a major center of the maquiladora industry, with about 400 automobile, electric and textile plants.  Countries such as Singapore, Germany, France, Taiwan and the United States, as well as international companies such as Delphi, Lear, Toshiba, Johnson & Johnson, Ford and Motorola, have made investments in Ciudad Juárez.  In addition, because Ciudad Juárez is a popular entry point to the United States many of the airport’s passengers consist of Mexican migrant workers traveling to Ciudad Juárez in order to seek work in the United States.  Accordingly, although the airport’s passengers are predominantly domestic, its passenger traffic and results of operations are affected by economic conditions in both Mexico and the United States.

Ciudad Juárez International Airport operates 14 hours daily, from 7:00 a.m. to 9:00 p.m. (local time).  The airport has two runways.  The principal runway measures 2,700 meters (8,858 feet) in length with a capacity of 20 air traffic movements per hour, and the secondary runway measures 1,750 meters (5,741 feet) in length.

The airport’s total area is 921.4 hectares (99,178,670 square feet).  Its facilities include a terminal building of 4,275 square meters (46,016 square feet), consisting of 479 square meters (5,157 square feet) of commercial space, a boarding lounge and two air bridges.  The airport has a seven-position commercial aviation apron, a nine-position general aviation apron, a one-position freight services apron and three taxiways.  The airport has four gates for international and domestic flights.

A new international cargo terminal was completed in 2005, which we anticipate will allow the airport to grow as a center for the shipment and distribution of goods in Mexico’s northern region. The new terminal includes a cargo apron, a warehouse, customs offices and public parking facilities.

Reynosa International Airport

In 2005, 2006 and 2007, Reynosa International Airport accounted for approximately 1.4%, 1.2% and 1.3%, respectively, of our terminal passenger traffic.

In 2005, 2006 and 2007, a total of 146,250 terminal passengers, 136,991 terminal passengers and 191,326 terminal passengers, respectively, were served by Reynosa International Airport.  Of the terminal passengers in 2005 and 2006, 99.9% were domestic. Of the passengers in 2007, 99.7% were domestic. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

Five commercial airlines operate at the airport, serving Mexico City, Poza Rica, Villahermosa, Tampico, Guadalajara and Toluca.

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

The airport’s total area is approximately 418 hectares (44,993,146 square feet).  The terminal building is 1,212 square meters (13,046 square feet), which includes 120 square meters (1,290 square feet) of commercial area.  It has a three-position apron for commercial aviation, a 15-position apron for general aviation, two taxiways, two private hangars, a boarding lounge, and a public parking area with 144 spaces.

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2007, over 20 international airlines and 14 Mexican airlines operated flights at our 13 airports.  Aeroméxico and Aviacsa operate the most flights at our airports, followed by VivaAerobus, Mexicana and Aeroméxico Connect (formerly Aerolitoral).  In 2007, revenues from Aeroméxico and its affiliates totaled Ps.379.0 million (U.S.$ 34.7 million), while revenues from Mexicana and its affiliates were Ps.212.6 million (U.S.$ 19.5 million) and revenues from Aviacsa were Ps.142.9 million (U.S.$ 13.1 million), representing 25.0%, 14.0% and 9.4%, respectively, of our aeronautical revenues from airline customers for 2007.  These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines.

Historically, traditional carriers such as Aeroméxico and Mexicana have represented a substantial majority of the Mexican commercial airline market.  In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2007, passengers traveling on discount and low-cost carriers, such as VivaAerobus, Interjet, Alma, Volaris, Avolar, and Aladia accounted for approximately 26.6% of our commercial aviation passenger traffic.  Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has the potential to significantly increase the use of air transportation in Mexico.

Aeroméxico was owned by the Mexican federal government.  In November 2007, the Mexican Government, through Nacional Financiera, S.N.C., or NAFIN (a Mexican national credit institution and development bank owned and controlled by the Mexican Government), and IPAB (Instituto para la Protección al Ahorro Bancario) sold all of its remaining ownership interest in Aeroméxico and its affiliates to a group of investors lead by Banamex, a subsidiary of Citigroup.

Until recently the Mexican government also owned Grupo Mexicana, whose subsidiaries include Mexicana and Click Mexicana (formerly known as Aerocaribe).  In December 2005, the Mexican government sold Grupo Mexicana to Grupo Posadas, S.A de C.V., the largest hotel operator in Mexico.  Grupo Aeroméxico and Grupo Mexicana also control other airlines operating in our airports, including Aeroméxico Connect (formerly Aerolitoral) and Click Mexicana, as well as the largest provider of baggage and ramp handling services at our airports SEAT, a joint venture between Grupo Aeroméxico and Grupo Mexicana.

Aeroméxico and Mexicana, along with Aeromar and Aeroméxico Connect (formerly Aerolitoral), have in the past refused to pay certain increases in our airport service charges.  In December 2001, we entered into an agreement with the National Air Transportation Board and the Ministry of Communications and Transportation pursuant to which we resolved existing disputes with our principal airline customers and established specific prices for aeronautical services applicable to those airlines.  The National Air Transportation Board agreed to cause our principal airline customers to enter into (a) contracts governing charges for aeronautical services and (b) lease contracts for property used by the airlines.  Although this agreement expired in December 2005, we continued to charge its principal airline customers in accordance with the terms of the agreement until October 31, 2006, when we entered into a new agreement with the National Air Transportation Board that offers incentives, including discounts on airport charges, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports.  This agreement will expire in December 2008 and we cannot assure that the agreement will be renewed or that any of the airlines will continue to adhere to the terms of the agreement after its expiration.

In April 2006, Mexican regulatory authorities suspended the operations of Aerocalifornia due to safety concerns relating to the carrier’s fleet of aircraft.  Services provided to Aerocalifornia accounted for approximately 6.0% of our revenues in 2005, primarily at our Culiacán, Durango and Torreón International Airports.  Aerocalifornia resumed limited operations in August 2006, however, as a result of the suspension, the airline accounted for only 2.6% of our revenues in 2006. Aerocalifornia accounted for approximately 3.6% of our revenues in 2007 after regaining much of its market share post-suspension. On March 26, 2007, Mexican regulatory authorities announced an immediate suspension of Azteca, which accounted for approximately 3.6% of our revenue in 2006, due to safety concerns and financial problems. As of May 2008, Azteca had not resumed operations. As a result of the suspension, the airline accounted only 0.4% of our total revenues in 2007. We cannot guarantee whether Azteca will resume operations at the end of the suspension period or whether the suspension will have a material effect on our results from operations for 2008.  In 2007, domestic air traffic at the Zacatecas airport decreased 21.3% as compared to 2006 due to such suspension.  Any similar suspension affecting our principal airline customers could have a material adverse effect on out results of operations.

The following chart sets forth our principal air traffic customers as of December 31, 2007.

Principal Air Traffic Customers	Percentage of 2006 Revenues	Percentage of 2007 Revenues
Domestic:
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	28.6%	25.1%
Grupo Mexicana (Mexicana and Click Mexicana)	14.3%	14.0%
Aviacsa	11.2%	9.4%
VivaAerobus	0.0%	7.6%
Interjet	4.8%	4.6%
Aerocalifornia(1)	2.6%	3.6%
Alma	0.0%	2.7%
Volaris	0.0%	2.6%
Grupo Aeromonterrey	3.1%	2.5%
Líneas Aéreas Azteca	3.6%	0.5%

Other	13.2%	9.2%
Total Domestic	81.4%	81.8%

International:
Continental	6.8%	5.7%
American Airlines (including American Eagle)	4.1%	3.7%
Alaska Airlines	1.7%	1.8%
Delta	0.0%	1.5%
America West (including Mesa Airlines)	1.1%	0.8%
Charters	2.3%	3.0%
Other	2.6%	1.7%
Total International	18.6%	18.2%
Total	100.0%	100%

Complementary Services Customers

Our principal complementary services clients are two principal providers of ramp handling and baggage handling services, Menzies Aviation and SEAT, which provided Ps.8.8 million of revenues in the form of access fees in 2007.  Although SEAT is the primary provider of complementary services in our airports we earn only nominal portion of this revenue from SEAT.

Our primary catering clients are Comisariato Gotre, S.A. de C.V. and Aerococina, S.A. de C.V., which provided Ps. 2.6 million in revenues in the form of access fees in 2007.

Principal Non-aeronautical Services Customers

At December 31, 2007, we were party to approximately 714 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time-share sales and promotions services and tourist information and promotion services.  As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers.  In 2007, our largest commercial customers were Publitop (advertising), Aeroboutiques (duty free and duty paid stores), Aerocomidas (food and beverage), Cenca (magazines), Aeroméxico, Aeroméxico Connect (formerly Aerolitoral), Mexicana and the American Express Company (VIP lounges).

Seasonality

Our business is subject to seasonal fluctuations.  In general, demand for air travel is typically higher during the summer months and during the winter holiday season, particularly in international markets because there is more vacation travel during these periods.  Our results of operations generally reflect this seasonality, but have also been impacted by numerous other factors that are not necessarily seasonal, including economic conditions, war or threat of war, weather, air traffic control delays and general economic conditions, as well as the other factors discussed above.  As a result, our operating results for a quarterly period are not necessarily indicative of operating results for an entire year, and historical operating results are not necessarily indicative of future operating results.

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

The Mexican Airport and Auxiliary Services Agency currently operates 19 small airports in Mexico’s central and northern regions.  The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 34.0% of the passenger traffic in this region. This traffic was the result of the increase in the passenger traffic transported to and from the Toluca International Airport.

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

REGULATORY FRAMEWORK

Sources of Regulation

The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:

•	the Mexican Airport Law (Ley de Aeropuertos), enacted December 22, 1995;

•	the regulations under the Mexican Airport Law (Reglamento del la Ley de Aeropuertos), enacted February 17, 2000;

•	the Mexican Communications Law (Ley de Vias Generales de Comunicación), enacted February 19, 1940;

•	the Mexican Civil Aviation Law (Ley de Aviación Civil), enacted May 12, 1995;

•	the regulations under the Mexican Civil Aviation Law (Reglamento de la Ley de Aviación Civil), enacted December 7, 1998;

•
the Mexican Federal Duties Law (Ley Federal de Derechos), enacted December 31, 1981, which may be revised on an annual basis and stipulates the applicable basis and rate for calculating the concession fee and duties payable under the current budget;

•	the Mexican National Assets Law (Ley de Bienes Nacionales), enacted May 20, 2004;

•	the concessions that entitle our subsidiaries to operate our 13 airports for a term of fifty years beginning on November 1, 1998;

•	the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica), enacted December 24, 1992; and

•	the regulations under the Mexican Federal Economic Competition Law (Reglamento de la Ley Federal de Competencia Económica), enacted October 12, 2007.

The Mexican Airport Law and the regulations under the Mexican Airport Law establish the general framework regulating the construction, operation, maintenance and development of Mexican airport facilities.  The Mexican Airport Law’s stated intent is to promote the expansion, development and modernization of Mexico’s airport infrastructure by encouraging investment and competition.

Under the Mexican Airport Law, the holder of a concession granted by the Ministry of Communications and Transportation is required to construct, operate, maintain and develop a public service airport in Mexico.  A concession generally must be granted pursuant to a public bidding process, except for:  (i) concessions granted to (a) entities considered part of “the federal public administration” as defined under Mexican law and (b) private companies whose principal stockholder may be a state or municipal government; (ii) concessions granted to operators of private airports (who have operated privately for five or more years) wishing to begin operating their facilities as public service airports; and (iii) complementary concessions granted to existing concession holders.  Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand.  On June 29, 1998, the Ministry of Communications and Transportation granted 13 concessions to operate, maintain and develop the 13 principal airports in Mexico’s Central North region to our subsidiaries.  Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process.  However, the process of selling Series BB shares currently representing 14.7% of our capital stock to our strategic stockholder pursuant to the privatization process was conducted through a public bidding process.  Each of our concessions was amended on September 12, 2000 in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.

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

Scope of Concessions

We hold (through subsidiary holding companies) concessions granted to us by the Mexican government to use, operate, maintain and develop 13 airports in the Central North region of Mexico in accordance with the Mexican Airport Law.  As authorized under the Mexican Airport Law, each of the concessions is held by one of our subsidiaries for an initial 50-year term beginning on November 1, 1998.  This initial term of each of our concessions may be renewed in one or more terms for up to an additional 50 years, subject to our acceptance of any new conditions imposed by the Ministry of Communications and Transportation and to our compliance with the terms of our concession.

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

We, together with our subsidiary concession holders, are jointly and severally liable to the Ministry of Communications and Transportation for the performance of all obligations under the concessions held by our subsidiaries.  Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession and in the master development programs, including the obligations arising from third-party contracts, as well as for any damages to the Mexican government-owned assets that they use and to third-party airport users.  In the event of a breach of one concession, the Ministry of Communications and Transportation is entitled to revoke all of the concessions held by our subsidiaries.

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

•
Complementary Services.  Complementary services for which the airlines are responsible may be rendered by an airline, by the airport operator or by a third party under agreements with airlines and the airport operator.  These services include:  ramp and handling services, checked baggage screening, aircraft security, catering, cleaning, maintenance, repair and fuel supply (provided exclusively by the Mexican government's Aeropuertos y Servicios Auxiliares, or ASA) and related activities that provide support to air carriers.

•
Commercial Services.  Commercial services involve services that are not considered essential to the operation of an airport or aircraft, and include, among other things, the leasing of space to retailers, restaurants and banks, and advertising.

Third parties rendering airport, complementary or commercial services are required to do so pursuant to a written agreement with the relevant concession holder.  We have entered into agreements with third parties for security and surveillance services, ramp handling and baggage handling services and checked baggage services only.  We provide all other airport, complementary and commercial services ourselves.  All agreements relating to airport or complementary services are required to be approved by the Ministry of Communications and Transportation.  The Mexican Airport Law provides that the concession holder is jointly liable with these third parties for compliance with the terms of the relevant concession with respect to the services provided by such third parties.  All third-party service providers are required to be corporations incorporated under Mexican law.

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

A concession holder may only undertake a major construction project, renovation or expansion relating to an airport pursuant to its master development program or with the approval of the Ministry of Communications and Transportation.  We are required to spend the full amounts set forth in each investment program under its master development programs.

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

In 2007, approximately 86.3% of our total revenues were earned from aeronautical services subject to price regulation under the maximum rates.

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

Historical Maximum Rates(1)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Acapulco	132.52	128.48	127.20	125.93	124.68
Ciudad Juárez	108.29	101.29	100.26	99.27	98.27
Culiacán	124.19	117.35	116.19	115.03	113.87
Chihuahua	130.25	112.90	111.77	110.65	109.55
Durango	137.82	133.54	132.19	130.87	129.57
Mazatlán	122.67	116.23	115.07	113.93	112.78
Monterrey	127.22	114.98	113.83	112.70	111.57
Reynosa	135.55	127.70	126.41	125.13	123.90
San Luis Potosí	144.64	96.74	95.77	94.82	93.87
Tampico	137.07	131.24	129.93	128.63	127.34
Torreón	128.73	123.45	122.22	121.00	119.78
Zacatecas	134.04	129.06	127.75	126.48	125.22
Zihuatanejo	115.10	112.29	111.17	110.06	108.95
_______________
(1)	Expressed in constant pesos as of December 31, 2007.

Current Maximum Rates(1)

	Year ended December 31,
	2006	2007	2008	2009	2010
Acapulco	139.84	138.78	137.74	136.70	135.68
Ciudad Juárez	109.26	108.44	107.63	106.82	106.02
Culiacán	120.92	120.02	119.13	118.22	117.33
Chihuahua	118.51	117.63	116.74	115.87	115.00
Durango	135.04	134.03	133.02	132.02	131.04
Mazatlán	138.79	137.75	136.71	135.69	134.68
Monterrey	111.84	111.00	110.17	109.35	108.53
Reynosa	126.66	125.71	124.77	123.84	122.90
San Luis Potosí	94.56	93.85	93.14	92.45	91.75
Tampico	133.96	132.96	131.97	130.98	129.99
Torreón	136.72	135.69	134.68	133.66	132.67
Zacatecas	141.68	140.62	139.57	138.52	137.48
Zihuatanejo	142.74	141.67	140.60	139.56	138.51
_______________
(1)	Expressed in constant pesos as of December 31, 2007.

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

Our concessions specify a discounted cash flow formula to be used by the Ministry of Communications and Transportation to determine the maximum rates that, given the projected pre-tax earnings, the efficiency adjustment, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates.  In connection with the preparation of the current master development programs, we prepared a proposal to submit to the Ministry of Communications and Transportation establishing the values we believe should be used with respect to each variable included in the determination of maximum rates, including the efficiency factor, projected capital expenditures and the discount rate.  The maximum rates ultimately established by the Ministry of Communications and Transportation reflect a negotiation between the Ministry and us regarding these variables.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City).  On December 31, 2007, the daily minimum wage in Mexico City was Ps.50.57.  As a result, the maximum penalty at such date could have been Ps.2.5 million (U.S.$0.2 million) per airport.

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

Ownership Commitments and Restrictions

The concessions require us to retain a 51% direct ownership interest in each of its 13 concession holders throughout the term of these concessions.  Any acquisition by us or one of our concession holders of any additional airport concessions or of a beneficial interest of 30% or more of another concession holder requires the consent of the Antitrust Commission.  In addition, the concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.

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

The Mexican Airport Law provides that sanctions of up to 200,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession.  On December 31, 2007, the daily minimum wage in Mexico City was Ps.50.57.  As a result, the maximum penalty at such date could have been Ps.2.5 million (U.S.$0.2 million).

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

Grants of New Concessions

The Mexican government may grant new concessions to manage, operate, develop and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities.  In addition, the government may grant concessions without a public bidding process to the following entities:

•
parties who hold permits to operate civil aerodromes and intend to transform the aerodrome into an airport so long as (i) the proposed change is consistent with the national airport development programs and policies, (ii) the civil aerodrome has been in continuous operation for the previous 5 years and (iii) the permit holder complies with all requirements of the concession;

•
current concession holders when necessary to meet increased demand so long as (i) a new airport is necessary to increase existing capacity, (ii) the operation of both airports by a single concession holder is more efficient than other options, and (iii) the concession holder complies with all requirements of the concession;

•	current concession holders when it is in the public interest for their airport to be relocated;

•	entities in the federal public administration; and

•	commercial entities in which local or municipal governments have a majority equity interest if the entities’ corporate purpose is to manage, operate, develop and/or construct airports.

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

The Federal Office for the Protection of the Environment can bring administrative, civil and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities and impose a variety of sanctions.  Companies in Mexico are required to obtain proper authorizations, licenses, concessions or permits from competent environmental authorities for the performance of activities that may have an impact on the environment or that may constitute a source of contamination.  Companies in Mexico are also required to comply with a variety of reporting obligations that include, among others, providing the Federal Office for the Protection of the Environment and the National Waters Commission, as applicable, with periodic reports regarding compliance with various environmental laws.

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

The Federal Office for the Protection of the Environment has confirmed that we have complied with all of the relevant environmental requirements derived from the aforementioned environmental audits at of, and has issued compliance certificates for, all of our airports.  These certificates, which are known as Environmental Compliance Certificates (Certificados de Cumplimiento Ambiental), certify compliance with applicable Mexican environmental laws, regulations and applicable Mexican Official Norms and must be renewed on an annual basis.  In addition, all of our airports, including the Monterrey International Airport, have received ISO 9000 service and quality certification; and as of April 24, 2007, ISO 9001:2000 service and quality certification.

Liability for Environmental Noncompliance

The legal framework of environmental liability applicable to our operations is generally outlined above.  Under the terms of our concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to November 1, 1998 and for any failure by the Mexican Airport and Auxiliary Services Agency prior to November 1, 1998 to comply with applicable environmental laws and with its agreements with Mexican environmental authorities.  Although there can be no assurance, we believe that we are entitled to indemnification for any liabilities related to the actions our predecessor was required to perform or refrain from performing under applicable environmental laws and under their agreements with environmental authorities.

The level of environmental regulation in Mexico has significantly increased in recent years, and the enforcement of environmental laws is becoming substantially more stringent.  We expect this trend to continue and expect additional norms to be imposed by the North American Agreement on Environmental Cooperation entered into by Canada, the United States and Mexico in the context of the North American Free Trade Agreement, as well as by other international treaties on environmental matters.  We do not expect that compliance with Mexican federal, state or municipal environmental laws currently in effect will have a material adverse effect on our financial condition or results of operations.  However, there can be no assurance that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

On April 18, 2008, we were notified about an administrative investigation by the Mexican Federal Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente or PROFEPA) with respect to potential violations of environmental regulations in connection with the construction of Terminal B at the Monterrey International Airport. For more information about this proceeding, please see Item 8 – Legal Proceedings.

Regulatory Changes Proposed by Mexico’s Antitrust Commission

On October 1, 2007, the Chairman of the Mexican Federal Competition Commission (Comisión Federal de Competencia or the “Competition Commission” or COFECO) released an independent report on the competitiveness of Mexico’s airports relative to each other and to international airports.  The Competition Commission Chairman’s report made the following recommendations as ways to increase efficiency at Mexican airports:

•	make economic efficiency a basis of tariff regulation for new concessions;

•	include income from commercial services as one of the factors in determining tariffs for new concessions;

•	strengthen the independence of the regulatory agency and increase the transparency of airport regulation;

•	promote greater efficiency in scheduling at airports with heavy volumes of passenger traffic;

•	promote greater competition between airports;

•	eliminate Aeropuertos y Servicios Auxiliares’ (“ASA”) role as exclusive fuel service provider;

•	eliminate barriers to entry for taxi providers at airports; and

•	be mindful of vertical integration among airports and airlines.

The Ministry of Communications and Transportation issued a response to the Competition Commission Chairman’s report that noted, among other matters, that according to its own calculations, Mexico’s airport charges were lower than 36 of the 50 international airports against which they were compared.  We also issued a joint press release along with the other two Mexican airport groups, Grupo Aeroportuario del Pacifico and Aeropuertos del Sureste, questioning the calculations and the comparisons drawn in the Competition Commission Chairman’s report, and stating that we are committed to participate in a comprehensive review of the report in order to demonstrate our commitment to the efficient development of the airport sector.  In addition, after the Competition Commission Chairman’s report was released, on October 2007 an initiative was introduced in Mexico’s Congress by Mr. Cuauhtémoc Velasco Oliva to make certain reforms to the Mexican Airports Law that, if enacted, could have a material adverse effect on us.  Although we do not expect that the Competition Commission Chairman’s report or the congressional initiative will result in any regulatory changes in the short term, there can be no assurance that changes to the airport regulatory framework will not occur in the future.

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of December 31, 2007, including our direct and indirect ownership interest in each:

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description

Aeropuerto de Acapulco, S.A. de C.V.	Mexico	100	Holds concession for Acapulco International Airport

Aeropuerto de Ciudad Juárez, S.A. de C.V.	Mexico	100	Holds concession for Ciudad Juárez International Airport

Aeropuerto de Culiacán, S.A. de C.V.	Mexico	100	Holds concession for Culiacán International Airport

Aeropuerto de Chihuahua, S.A. de C.V.	Mexico	100	Holds concession for Chihuahua International Airport

Aeropuerto de Durango, S.A. de C.V.	Mexico	100	Holds concession for Durango International Airport

Aeropuerto de Mazatlán, S.A. de C.V	Mexico	100	Holds concession for Mazatlán International Airport

Aeropuerto de Monterrey, S.A. de C.V.	Mexico	100	Holds concession for Monterrey International Airport

Aeropuerto de Reynosa, S.A. de C.V.	Mexico	100	Holds concession for Reynosa International Airport

Aeropuerto de San Luis Potosí, S.A. de C.V.	Mexico	100	Holds concession for San Luis Potosí International Airport

Aeropuerto de Tampico, S.A. de C.V.	Mexico	100	Holds concession for Tampico International Airport

Aeropuerto de Torreón, S.A. de C.V.	Mexico	100	Holds concession for Torreón International Airport

Aeropuerto de Zacatecas, S.A. de C.V.	Mexico	100	Holds concession for Zacatecas International Airport

Aeropuerto de Zihuatanejo, S.A. de C.V.	Mexico	100	Holds concession for Zihuatanejo International Airport

Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	Mexico	100	Provider of administrative and other services at certain of our airports.

PROPERTY, PLANT AND EQUIPMENT

Pursuant to the Mexican General Law of National Assets, all real estate and fixtures in our airports are owned by the Mexican nation.  Each of our concessions is scheduled to terminate in 2048, although each concession may be extended one or more times for up to an aggregate of an additional fifty years.  The option to extend a concession is subject to our acceptance of any changes to such concession that may be imposed by the Ministry of Communications and Transportation and our compliance with the terms of our current concessions.  Upon expiration of our concessions, these assets automatically revert to the Mexican nation, including improvements we may have made during the terms of the concessions, free and clear of any liens and/or encumbrances, and we will be required to indemnify the Mexican government for damages to these assets, including any improvements thereon, except for those caused by normal wear and tear.

We use the property constituting our airports pursuant to our concessions.  Our corporate headquarters are located on the property of our Monterrey International Airport.

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events.  We also maintain general liability insurance, but do not maintain business interruption insurance.  Among other insurance policies, we carry a U.S. $50 million insurance policy covering damages to our property resulting from certain terrorist acts and a U.S. $1 billion policy covering personal and property damages to third parties.  We also carry a U.S. $200 million insurance policy covering damage to our assets and infrastructure generally.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the notes to those consolidated financial statements.  It does not include all of the information included in our consolidated financial statements.  You should read our consolidated financial statements to gain a better understanding of our business and our historical results of operations.

Our consolidated financial statements were prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP.  Information relating to the nature and effect of such differences is presented in Note 21 to our consolidated financial statements.

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government.  The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers.  For example, approximately  81.7% of our total revenues in 2007 were earned from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation and the specific prices we negotiate with airlines for the provision of aeronautical services.  The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.  In evaluating our aeronautical revenue, we focus principally on workload units, which measure volume, and aeronautical revenue per workload unit, which measures the contribution to aeronautical revenue from each workload unit.

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

Passenger and Cargo Volumes

The substantial majority of the passenger traffic volume in our airports is made up of domestic passengers, which in 2007 grew at a faster rate than our volume of international traffic.  In 2007, for example, approximately 82.6% of the terminal passengers using our airports were domestic, an increase of 26.8% as compared to 2006.  In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States.  Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.  Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volume for the periods indicated.

	Year ended December 31,
	2005	2006	2007
Domestic terminal passengers(1)	8,118.9	9,258.0	11,740.5
International terminal passengers(1)	2.479.8	2,525.0	2,471.9
Total terminal passengers(1)	10,598.7	11,783.6	14,212.5
Cargo(1)	808.6	810.9	818.3
Total workload units(1)	11,407.3	12,594.5	15,030.8
Change in total terminal passengers(2)	8.8%	11.2%	20.6%
Change in workload units(2)	8.3%	10.4%	19.3%

Aeronautical revenue(3)	1,192.3	1,371.0	1,549.8
Change in aeronautical revenue(2)	10.0%	15.0%	13.0%
Aeronautical revenue per workload unit	104.5	108.9	103.1
Change in aeronautical revenue per workload unit(1)(2)	1.6%	4.2%	(5.3)%

Non-aeronautical revenue(3)	287.6	316.3	347.5
Change in non-aeronautical revenue(2)	14.7%	10.0%	9.9%
Non-aeronautical revenue per terminal passenger	27.1	26.9	24.5
Change in non-aeronautical revenue per terminal passenger(2)	5.4%	(0.7)%	(8.9)%
_______________
(1)
In thousands.  One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo.  Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(2)	In each case, as compared to previous period.
(3)	In millions of constant pesos.

In 2007, we served 14.2 million terminal passengers (11.7 million domestic and 2.5 million international) and approximately 0.9 transit passengers.

Classification of Revenues

We classify our revenues into two categories:  revenues from aeronautical services and revenues from non-aeronautical services.  Historically, a substantial majority of our revenues have been derived from aeronautical services.  For example, in 2007, 81.7% of our revenues were derived from aeronautical services, and the remainder of our revenues were derived from non-aeronautical services.

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

Aeronautical Revenue

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (a workload unit is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services.  See “Item 4. Regulatory Framework – Aeronautical Service Regulation” for a description of our maximum rates and the rate setting procedures for future periods.  The maximum rates for our airports have been determined for each year through December 31, 2010.

The following table sets forth our revenue from aeronautical services for the periods indicated.

Aeronautical Revenue

	Year ended December 31,
	2005		2006		2007
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions of pesos, except percentages)
Aeronautical Revenue:
Passenger charges	837.3	70.2%	1,003.0	73.2%	1,162.0	75.0%
Landing charges	113.1	9.5	114.1	8.3	119.6	7.7
Aircraft parking charges	90.7	7.6	92.6	6.7	96.1	6.2
Airport security charges	17.6	1.5	19.3	1.4	22.6	1.5
Passenger walkway charges	27.6	2.3	24.8	1.8	23.1	1.5
Leasing of space to airlines	105.3	8.8	117.2	8.6	126.4	8.2
Revenues from complementary service providers(1)	0.5	0.1	0.0	0.0	0.0	0.0
Total Aeronautical Revenue	1,192.1	100.0%	1,371.0	100.0%	1,549.8	100%
_______________
(1)	Revenues from complementary service providers consist of access and other fees charged to third parties providing handling, catering and other services at our airports.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and leasing of space to airlines, every three months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers.  Historically our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers.  In 2007, passenger charges represented 75.0% of our aeronautical services revenues.  In 2007, aeronautical services represented 81.7% of our total revenues.

We seek to offer incentives, including significant discounts on charges for aeronautical services, to encourage carriers to establish new routes and take other measures expected to increase passenger traffic at our airports.  The Mexican Airport Law prevents discriminatory pricing, so incentives we offer must be available to any carrier meeting the conditions specified for those incentives.

On November 22, 2006, we delivered a notice to the Mexican National Air Transportation Board and the Mexican Directorate General of Civil Aviation (Dirección General de Aeronáutica Civil) setting forth the following criteria that carriers operating at the Monterrey International Airport must meet in order to qualify for an incentive package that includes a discount equal to Ps.75.00 per departing terminal passenger on passenger charges (representing approximately 40% of our usual passenger charge):

1.	The carrier must sign a binding agreement with us pursuant to which it agrees to meet criteria 2 through 4 below;

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

4.	The carrier must use the terminal building and/or platforms assigned to it by us for its operations.

We offered this incentive only to airlines meeting the criteria set forth above that notified us in writing of their intent to take advantage of the incentive program within 180 days from the delivery of the notice on November 22, 2006.

VivaAerobus is the only airline that took advantage of these incentives. VivaAerobus has began operating its maintenance facilities at the Monterrey International Airport and has also established its corporate and operational headquarters at the Monterrey International Airport.  In December 2006, VivaAerobus commenced operations with two aircrafts operating nine routes. By December 2007, VivaAerobus had 18 destinations with five aircrafts operating in their fleet and serving 10 of our airports from Monterrey. VivaAerobus received its sixth aircraft in March 2008. By the end of 2008 VivaAerobus expects to have a nine-plane fleet and an increment in its routes. The principal routes served by VivaAerobus at the Monterrey International Airport are Cancún, Veracruz, Ciudad Juárez, Chihuahua, Culiacán and Mérida. VivaAerobus has also announced the opening of the first international route to Austin, Texas, which it expects to commence operations in the summer of 2008.

We believe that over time the agreement with VivaAerobus should contribute to growth of aeronautical revenues at our airports, although there can be no assurance that the incentive will have the intended effect.  Although we expect passenger traffic to increase overall, this incentive is likely to result in decreases in aeronautical revenues per terminal passenger with respect to VivaAerobus, and may result in an overall decrease in aeronautical revenues per terminal passenger.  In addition, there can be no assurance that this discount will not create pressure from other carriers for discounts on prices charged to them.

In October 2005, the Mexican government, together with Mexico’s main airport groups (including us), entered into an agreement aimed at reducing passenger and aircraft congestion at the Mexico City International Airport.  The agreement is intended to encourage the use of alternative airports, including the Monterrey International Airport, as air transportation hubs for passengers connecting to other final destinations.  In addition, the agreement provides financial incentives to airlines, including discounts on airport charges, for the development of new connecting routes using the four alternate airports serving Mexico City’s greater metropolitan area (Puebla, Toluca, Querétaro and Cuernavaca), and for the development of new routes between each of these four airports and other Mexican airports, including our 13 airports.  We believe that our participation in this agreement resulted in a decrease in our aeronautical revenues per terminal passenger in 2007, and on October 31, 2007 we terminated this agreement.

In December 2001, we entered into an agreement with the National Air Transportation Board and the Ministry of Communications and Transportation pursuant to which we resolved existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Although this agreement expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until October 31, 2006, when we entered into a new agreement with the National Air Transportation Board.  This new agreement offers certain incentives and discounts for the development of new routes and other measures expected to increase passenger traffic volume at our airports.  This agreement will expire in December 2008 and we cannot guarantee that the agreement will be renewed or that any airline will continue to adhere to the terms of the agreement after its expiration.

Although we are optimistic about these developments, there can be no assurance that any of these initiatives will be carried out or will increase our passenger traffic volume or our revenues.

In 2007, our aeronautical revenues represented approximately 86.3% of the amount we were entitled to earn under the maximum rates applicable to all of our airports.  To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenue, this percentage could decrease.  There can be no assurance that we will be able to collect substantially all of the revenue we are entitled to earn from services subject to price regulation in the future.

Non-aeronautical Revenue

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services.  The contribution to our total revenues from non-aeronautical services was 18.3% in 2007.  Since 2005, our non-aeronautical revenue per terminal passenger decreased from Ps.27.1 in 2005 to Ps.24.5 in 2007, due primarily to increases in passenger traffic from low-cost aviation companies. Passengers on such aviation companies typically are most cost-conscious and as a result make fewer purchases at our airports.

The following table sets forth our revenue from non-aeronautical activities for the periods indicated.

Non-aeronautical Revenue

	Year ended December 31,
	2005		2006		2007
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions of pesos, except percentages)
Non-aeronautical Revenue:
Commercial Activities:
Car parking charges	Ps.81.8	28.4%	Ps.90.8	28.7%	Ps.105.5	30.4%
Advertising	32.8	11.4	36.0	11.4	36.9	10.6
Leasing of space(1)	34.3	11.9	36.2	11.4	39.9	11.5
Car rentals	20.9	7.3	23.8	7.5	29.6	8.5
Food and beverage operations	18.5	6.4	24.7	7.8	31.6	9.1
Retail operations	29.1	10.1	30.6	9.7	34.6	9.9
Duty-free operations	16.8	5.8	16.0	5.1	14.3	4.1
Communications	3.6	1.3	3.9	1.2	4.0	1.1
Financial services	2.1	0.7	1.5	0.5	1.8	0.5
Time share	16.8	5.8	17.1	5.4	18.0	5.2
Other	18.1	6.4	21.8	6.9	16.1	4.6
Total commercial activities	274.8	95.5	302.5	95.6	332.3	95.6
Recovery of costs(2)	12.8	4.5	13.8	4.4	15.2	4.4
Total Non-aeronautical Revenue	Ps. 287.6	100.0%	Ps. 316.3	100.0%	Ps. 347.5	100.0%
_______________
(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)	Recovery of costs consists of utility and maintenance charges that are transferred to airlines and other tenants in our airports.

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

Operating Costs

The following table sets forth our operating costs and certain other related information for the periods indicated.

Operating Costs

	Year ended December 31,
	2005		2006		2007
	Amount	% change	Amount	% change	Amount	% change
	(In millions of Pesos except percentages)
Operating Costs:
Cost of services:
Employee costs	127.3	6.70%	140.3	10.20%	143.1	2.0%
Maintenance	54.0	13.2	54.8	1.5	53.9	(1.6)
Safety, security & insurance	71.7	8.5	68.9	(3.9)	74.9	8.7
Utilities	86.7	7	92.2	6.3	94.4	2.4
Other	49.3	11.0	41.3	(16.2)	54.5	32.0
Total cost of services	389.0	8.5	397.5	2.2	420.8	5.9
General and administrative expenses	244.7	1.1	237.5	(2.9)	256.7	8.1
Technical assistance fees	40.1	(0.2)	49.5	23.4	57.4	16.0
Concession taxes	72.6	12.0	84.6	16.5	98.3	16.2
Depreciation and amortization:
Depreciation(1)	209.1	5.6	262.5	25.5	263.6	0.4
Amortization(2)	18.7	5.6	29.6	58.3	72.6	145.3
Total depreciation and amortization	227.8	5.6	292.1	28.2	336.2	15.1
Total operating costs	974.2	5.7%	1,061.2	8.9%	1,169.4	10.2%
_______________
(1)	Reflects depreciation of fixed assets.
(2)	Reflects amortization of our concessions and rights to use airport facilities.

Cost of Services

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.  In recent years, our cost of services has increased from Ps.389.0 million in 2005 to Ps.420.8 million in 2007. These proportionally smaller increases in cost of services relative to the increases in revenue in recent years have contributed to the increase in our operating margins (defined as income from operations divided by total revenue) from 34.2% in 2005 to 38.3% in 2007.

General and Administrative Expenses

Our general and administrative expenses consist primarily of administrative overhead costs, fees and expenses paid to consultants and other providers of professional services and other miscellaneous expenses.  In recent years, our general and administrative expenses have increased from Ps.244.7 million in 2005 to Ps.256.7 million in 2007.  The increase is principally the result of costs (such as professional fees and IT services) associated with being a public reporting company in Mexico and the United States.

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

Taxation

Mexican companies were generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.25% of the average tax value of virtually all of their assets (including, in our case, our concessions), less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries)).  In December 2006, the Mexican authorities approved a change in the methodology used to calculated asset tax liabilities and reduced the tax rates to 1.25% from 1.8% applicable to the average tax value of virtually all of the company’s assets without reducing the average tax value of certain liabilities.  As a result of changes in the Mexican tax law, the asset tax balance may be recovered through rebates over the following ten years of up to 10% of the total asset tax paid out and pending recovery, provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the three previous years, whichever is lower, when the income tax exceeds asset tax in any of those years.

In addition, we amortize our investment in our concessions for tax purposes at a rate of 15% per year.  This depreciation reduces our current income tax payments.  Because we are required under Mexican FRS to amortize our investment in our concession over a longer period for financial reporting purposes, we will continue to record a deferred tax liability and to include a provision in our financial statements with respect to the difference between the amount of amortization for tax and financial reporting purposes.

On October 1, 2007, the Business Flat Tax Law (“IETU Law”) was enacted and provided for a new flat rate business tax (Impuesto Empresarial a Tasa Única or “IETU”). The IETU Law went into effect on January 1, 2008.  IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU Law, less certain authorized deductions.  IETU payable is calculated by subtracting certain tax credits from the tax determined.  Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008.  IETU Law establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010.  Based on our financial projections, which were performed over a four-year period and according to INIF 8, “Effects of the Business Flat Tax”, we determined that our subsidiaries would essentially pay IETU.  Therefore, as of December 31, 2007, the Company recorded a deferred IETU liability of Ps. 1,073,859, and cancelled the deferred regular income tax (“ISR”) liability of Ps. 597,506, recognizing the effect net in the statement of income of Ps. 476,353. The impact of the IETU on the Company’s deferred tax balances did not affect the Company’s cash flows in 2007.

In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in 2008.

We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences.

Our effective tax rate in 2005, 2006 and 2007 was 29.3%, 29.5%, and 96.2%, respectively.  Our relatively low effective tax rate prior to 2007 was the result on the effect on deferred taxes resulting from decreases in statutory income tax rates (from 30% in 2005 to 29% in 2006 and 28% thereafter). The substantial increase in our effective tax rate in 2007 was principally due to the deferred tax effects from the adoption of the IETU Law.

We are subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law.  Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, if any, other than its chief executive officer.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated:

•	the percentage that the Mexican peso devalued or appreciated against the U.S. dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage that Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2005	2006	2007
Depreciation (appreciation) of the Mexican peso as computed to the U.S. dollar(1)	(4.6)%	1.6%	1.1%
Mexican inflation rate(2)	3.3%	4.1%	3.8%
U.S. inflation rate(3)	3.4%	2.5%	4.1%
Increase (decrease) in Mexican gross domestic product(4)	3.0%	4.8%	3.3%
_______________
(1)
Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, or the Mexican Central Bank, at the end of each period, which were as follows:  Ps.10.6344 per U.S. dollar as of December 31, 2005, Ps.10.80 per U.S. dollar as of December 30, 2006, and Ps.10.92 per U.S. dollar as of December 31, 2007.

(2)
Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican Central Bank.  The Mexican Consumer Price Index at period-end was 116.301in 2005, 121.015 in 2006 and 125.564 in 2007.

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

Due to the relatively low rate of inflation in Mexico in recent years, inflation has not had a material impact on our revenues or results of operations during the past three years.  However, the general condition of the Mexican economy, the devaluation of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, the following:

•
Depreciation and amortization expense.  Through the end of 2007, Mexican FRS required us to restate our non-monetary assets to give effect to inflation.  The restatement of these assets in periods of high inflation increases the carrying value of these assets in pesos, which in turn increases the related depreciation expense and risk of impairments.

•
Passenger charges.  Passenger charges for international passengers are currently denominated in U.S. dollars (although invoiced and paid in Mexican pesos), while passenger charges for domestic passengers are denominated in pesos.  Because Mexican FRS requires Mexican companies to restate their results of operations for prior periods in constant pesos as of the most recent balance sheet date, when the rate of inflation in a period exceeds the depreciation of the peso as compared to the dollar for that period, the peso value of dollar-denominated or dollar-linked revenues in the prior period will be higher than those of the current period.  This effect may occur despite the fact that the amount of such revenues in dollar terms may have been the same or greater in the current period.

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

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated for each of our principal airports.

Airport Operating Results

	Year ended December 31,
	2005	2006	2007
	(millions of pesos, except percentages)
Monterrey:
Revenues:
Aeronautical services	499.3	587.2	667.9
Non-aeronautical services	142.3	159.8	179.9
Total revenues	641.6	747.0	847.8
Operating costs	306.7	655.2	816.9
Costs of services	103.7	103.8	117.6
General and administrative expenses	89.3	437.8	570.1
Depreciation and amortization	65.7	76.1	84.5
Income from operations	334.9	91.8	30.8
Operating margin(1)	52.2%	12.3%	3.6%
Acapulco:
Revenues:
Aeronautical services	107.4	123.5	125.9
Non-aeronautical services	19.3	21.4	22.5
Total revenues	126.6	144.9	148.4
Operating costs	114.5	124.8	150.2
Costs of services	49.3	50.1	51.1
General and administrative expenses	25.3	29.3	49.3
Depreciation and amortization	30.4	38.3	42.2
Income from operations	12.1	20.1	(1.8)
Operating margin(1)	9.6%	13.9%	(1.2)%
Mazatlán:
Revenues:
Aeronautical services	90.5	97.1	111.0
Non-aeronautical services	30.8	31.2	32.5
Total revenues	121.3	128.3	143.5
Operating costs	92.8	112.6	141.9
Costs of services	33.2	35.6	34.5
General and administrative expenses	27.2	44.2	71.1
Depreciation and amortization	23.2	26.3	29.3
Income from operations	28.5	15.7	1.5
Operating margin(1)	23.6%	12.2%	1.1%
Culiacán:
Revenues:
Aeronautical services	88.5	98.8	127.1
Non-aeronautical services	14.0	16.4	18.1
Total revenues	102.5	115.2	145.2
Operating costs	70.5	101.1	137.2
Costs of services	25.5	26.6	26.4
General and administrative expenses	18.1	48.4	79.8
Depreciation and amortization	18.8	20.3	23.7
Income from operations	32.0	14.1	8.0
Operating margin(1)	31.3%	12.2%	5.5%
Chihuahua:
Revenues:
Aeronautical services	72.2	82.8	98.0
Non-aeronautical services	14.3	16.7	18.7
Total revenues	86.5	99.5	116.7
Operating costs	65.0	87.3	104.3
Costs of services	24.3	26.7	27.8
General and administrative expenses	20.9	40.0	49.3
Depreciation and amortization	13.2	15.6	21.2
Income from operations	21.5	12.2	12.4
Operating margin(1)	25.1%	12.3%	10.6%

	Year ended December 31,
	2005	2006	2007
	(millions of pesos, except percentages)

Zihuatanejo:
Revenues:
Aeronautical services	65.4	77.6	79.6
Non-aeronautical services	14.8	16.7	16.6
Total revenues	80.2	94.3	96.2
Operating costs	65.2	82.7	92.5
Costs of services	24.7	26.1	26.7
General and administrative expenses	16.9	32.8	35.5
Depreciation and amortization	17.2	19.1	25.3
Income from operations	15.0	11.6	3.7
Operating margin(1)	18.7%	12.3%	3.9%
Other:(2)
Revenues:
Aeronautical services	269.0	304.0	340.3
Non-aeronautical services	52.0	67.9	70.8
Total revenues	321.0	371.9	411.1
Operating costs	268.8	326.3	397.3
Costs of services	123.3	127.5	136.5
General and administrative expenses	65.2	95.6	141.7
Depreciation and amortization	55.8	85.1	98.4
Income from operations	52.2	45.6	13.8
Operating margin(1)	16.2%	12.3%	3.4%
Total:(3)
Revenues:
Aeronautical services	1,192.3	1,371.0	1,549.8
Non-aeronautical services	287.6	330.1	359.1
Total revenues	1,479.9	1,701.1	1,908.9
Operating costs	983.4	1,490.0	1,840.3
Costs of services	384.0	396.4	420.6
General and administrative expenses	262.8	728.1	996.8
Depreciation and amortization	224.4	280.8	324.6
Income from operations	496.5	211.1	68.6
Operating margin(1)	33.5%	12.4%	3.6%
_______________
(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(2)	Reflects the results of operations of our airports located in Ciudad Juárez, Durango, Reynosa, San Luis Potosí, Tampico, Torreón and Zacatecas.
(3)
Includes intercompany transactions between us and our subsidiaries and among our subsidiaries. In 2006 we implemented a new method for allocating revenues among our airports, treated as one single integrated economic entity. Such method consists of intercompany charges and credits for corporate expense that were designed to help less profitable airports in meeting their financial obligations.  The implementation of this method affects the operating income results reported by the individual airports but does not affect our consolidated results.

Historically, our most profitable airport has been our Monterrey International Airport, which handles the majority of our international passengers.  We determine profitability per airport by dividing income from operations in each airport by total revenues for that airport.

Summary Historical Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Summary Consolidated Operating Results Year ended December 31,
	2005		2006		2007
	(thousands of pesos, except percentages)
	Amount	% change	Amount	% change	Amount	% change
Revenues:
Aeronautical services	1,192,249	10.0%	1,370,968	15.0%	1,549,827	13.0%
Non-aeronautical services	287,628	14.7%	316,343	10.0%	347,526	9.9%
Total revenues	1,479,877	10.9%	1,687,311	14.0%	1,897,353	12.4%
Operating costs:
Cost of services	389,037	8.5%	397,465	2.2%	420,777	5.9%
General and administrative expenses	244,707	1.1%	237,475	(3.0)%	256,730	8.1%
Technical assistance fees	40,016	(0.5)%	49,541	23.8%	57,416	15.9%
Concession taxes	72,643	12.0%	84,635	16.5%	98,307	16.2%
Depreciation and amortization	227,805	5.5%	292,096	28.2%	336,202	15.1%
Total operating costs	974,208	5.7%	1,061,212	8.9%	1,169,432	10.2%
Income from operations	505,669	22.5%	626,099	23.8%	727,921	16.3%
Net comprehensive financing income:
Interest income, net	109,131	109.7%	133,449	22.3%	126,660	(5.1)%
Exchange gain (loss), net	(26,444)	459.6%	12,446	(147.1)%	11,905	(4.3)%
Monetary position loss	(53,074)	(15.3)%	(75,567)	42.4%	(42,347)	(44)%
Net comprehensive financing income	29,613	(293.0)%	70,328	137.5%	96,218	36.8%
Other income (expense)	3,853	(16.4)%	(30,679)	(896.2)%	(7,584)	(75.3)%
Income before income taxes	539,135	34.1%	665,748	23.5%	816,555	22.7%
Income taxes	158,029	68.4%	196,511	24.4%	785,363	299.7%
Consolidated net income	381,106	23.6%	469,237	23.1%	31,192	(93.4)%
Other operating data (unaudited):
Operating margin(1)	34.2%		37.1%		38.4%
Net margin(2)	25.8%		27.8%		1.6%
_______________
(1)	Income from operations divided by total revenue, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006.

Revenues

Total revenues for 2007 were Ps.1,897.4 million, 12.4% higher than the Ps.1,687.3 million recorded in 2006, as a result of increases in both aeronautical and non-aeronautical revenue.

Aeronautical revenue increased 13.0% in 2007, as compared to 2006, due primarily to an overall 15.8% increase in passengers paying passenger charges and an 8.6% increase in air traffic movements, which resulted in increases in revenues from passenger charges, landing charges and aircraft parking charges of Ps.159.0 million, Ps.5.5 million and Ps.3.5 million, respectively.  Reflecting these volume increases, total workload units increased 19.3% in 2007 as compared to 2006.  Aeronautical revenue per workload unit in 2007 was Ps.103.1 compared to Ps.108.9 in 2006, a decrease of 5.3%, which was primarily attributable to incentives and discounts offered to carriers participating in the Mexico City airports decongestion plan and an increase in passenger traffic from low-cost carriers. As part of our strategy of increasing passenger traffic at our airports, we sometimes offer discounts and other incentives to carriers that meet certain passenger traffic and other criteria. To date, low cost carriers have been the airlines availing themselves of these discounts and incentives.

Non-aeronautical revenue increased 9.9% from Ps.316.3 million in 2006 to Ps.347.5 million in 2007, principally due to increases in revenue from car parking, which increased 16.2%, food and beverage operations, which increased 27.9%, as well as increases in other categories of non-aeronautical revenues.  These increases were driven by the increase in passenger traffic at our airports.  Non-aeronautical revenue per terminal passenger decreased by 8.9%, from Ps.26.9 in 2006 to Ps.24.5 in 2007 primarily due to increases in passenger traffic from low-cost carriers. Passengers on such carriers typically are most cost-conscious and as a result make fewer purchases at our airports.

Operating Results

Cost of Services

Cost of services increased 5.9% in 2007 as compared to 2006, mainly as a result of increases in various categories of expenses, including security expenses (from Ps.68.9 million to Ps.74.9 million), payroll expenses (from Ps.140.3 million to Ps.143.1 million) and other expenses (from Ps.41.3 million to Ps.54.5 million).  As a percentage of total revenues, cost of services decreased from 23.6% of revenues in 2006 to 22.2% of revenues in 2007, mainly reflecting the increase in costs and decrease in revenues from 14% to 12.4%.

General and Administrative Expenses

Our general and administrative expenses consist primarily of administrative overhead costs, fees and expenses paid to consultants and other providers of professional services and other miscellaneous expenses.  General and administrative expenses increased from Ps.237.5 million in 2006 to Ps.256.7 million in 2007, mainly due to higher professional fees, IT services and other costs associated with being a public reporting company in Mexico and the U.S.

Technical Assistance Fee and Concession Tax

Our technical assistance fee increased 15.9% to Ps.57.4 million in 2007, as compared to Ps.49.5 million in 2006, reflecting our improved profitability in 2007.  Our concession tax increased 16.2% from Ps.84.6 million in 2006 to Ps.98.3 million in 2007, reflecting our increase in revenues in 2007.

Depreciation and Amortization

Our 15.1% increase in depreciation and amortization, from Ps.292.1 million in 2006 to Ps.336.2 million in 2007, was principally due to the increase in improvements to our concession properties during 2007.

Income from Operations

On a consolidated basis, operating income increased 16.3% to Ps.727.9 million in 2007, as compared to Ps.626.1 million during 2006.  This increase primarily reflected the 12.4% increase in our total revenues in 2007, which was offset in part by a proportionately smaller increase in total operating costs.  Our operating margin increased from 37.1% in 2006 to 38.4% in 2007.

On an airport-by-airport basis, the principal contributors to operating income in 2007 were the Monterrey International Airport (Ps. 30.8 million), the Chihuahua International Airport (Ps. 12.4 million), the Culiacán International Airport (Ps. 8.0 million) and the Zihuatanejo International Airport (Ps. 3.7 million).

Comprehensive Financing Result

Our net comprehensive financing result in 2007 generated income of Ps.96.2 million, as compared to income of Ps.70.3 million in 2006.  This increase in income resulted primarily from a 44% decline in losses from monetary position, from a loss of Ps.75.6 million in 2006 to a loss of Ps.42.3 million in 2007.  Monetary position loss represents the erosion of the purchasing power of monetary items caused by inflation and is calculated by applying Mexican National Consumer Price Index (INPC) factors to monthly net monetary position. Losses result from maintaining a net monetary asset position.

Income Taxes

For 2007, income tax expense was Ps. 785.3 million, an increase of 299.7% as compared to Ps. 196.5 million in 2006. The increase in income taxes was principally the net result of an increase in current income tax expense of Ps. 74.5 million as a result of an increase in taxable profit, a decrease of Ps. 559.5 million in deferred regular income tax and an increase of Ps. 1,073.9 million related to the deferred tax effects of the new IETU Law.  The impact of the IETU on the Company’s deferred tax balances did not affect the Company’s cash flows in 2007.  The Company created a valuation allowance for the entire amount of tax loss carry-forwards and recoverable asset taxes that can be offset against ISR taxable income in the calculation of the 2007 deferred taxes.

Our effective tax rate in 2006 and 2007 was 29.5% and 96.2%, respectively.  Our relatively low effective tax rate prior to 2007 was the result on the effect on deferred taxes resulting from decreases in statutory income tax rates (from 30% in 2005 to 29% in 2006 and 28% thereafter). The substantial increase in our effective tax rate in 2007 was principally due to the deferred tax effects from the adoption of the IETU Law.

Net Income

Principally as a result of the effects of the tax reform, net income in 2007 was Ps. 31.2 million, a decrease of 93.4% as compared to the prior year period. Earnings per share were Ps. 0.08, and earnings per ADS were U.S.$0.06. Each ADS represents eight Series B shares.

Results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005.

Revenues

Total revenues for 2006 were Ps.1,687.4 million, 14.0% higher than the Ps.1,479.9 million recorded in 2005, as a result of increases in both aeronautical and non-aeronautical revenue.

Aeronautical revenue increased 15.0% in 2006, as compared to 2005, due primarily to a 19.8% increase in passengers paying passenger charges, a 3.0% increase in air traffic movements, which resulted in increases in revenues from passenger charges, landing charges and aircraft parking charges of Ps.165.7 million, Ps.1.0 million and Ps.1.9 million, respectively.  Reflecting these volume increases, total workload units increased 10.4% in 2006 as compared to 2005.  Aeronautical revenue per workload unit in 2006 was Ps.108.9 compared to Ps.104.5 in 2005, an increase of 4.2%.

Non-aeronautical revenue increased 10.0% from Ps.287.6 million in 2005 to Ps.316.3 million in 2006, principally due to increases in revenue from car parking which increased 11%, food and beverage operations, which increased 33.8% as well as increases in other categories of non-aeronautical revenues.  These increases were driven by the increase in passenger traffic at our airports.  Non-aeronautical revenue per terminal passenger remained substantially the same in 2006, decreasing by 0.7%, from Ps.27.1 in 2005 to Ps.26.9 in 2006.

Operating Results

Cost of Services

Cost of services increased 2.2% in 2006 as compared to 2005, mainly as a result of increases in various categories of expenses, including employee costs (from Ps.127.3 million to Ps.140.3 million) and utilities (from Ps.86.7 million to Ps.92.2 million).  Offsetting these sources of increases, safety, security and insurance expenses decreased 3.9%, from Ps.71.7 million in 2005 to Ps.68.9 million in 2006.  As a percentage of total revenues, cost of services decreased from 26.3% of revenues in 2005 to 23.5% of revenues in 2006, reflecting the increase in revenues.

General and Administrative Expenses

Our general and administrative expenses consist primarily of administrative overhead costs, fees and expenses paid to consultants and other providers of professional services and other miscellaneous expenses.  General and administrative expenses decreased modestly from Ps.244.7 million in 2005 to Ps.237.5 million in 2006.

Technical Assistance Fee and Concession Tax

Our technical assistance fee increased 23.8% to Ps.49.5 million in 2006, as compared to Ps.40.1 million in 2005, reflecting our improved profitability in 2006.  Our concession tax increased 16.5% from Ps.72.6 million in 2005 to Ps.84.6 million in 2006, reflecting our increase in revenues in 2006.

Depreciation and Amortization

Our 28.2% increase in depreciation and amortization, from Ps.227.8 million in 2005 to Ps.292.1 million in 2006 was principally due to the increase in our property, machinery, equipment and improvements to concession properties, reflecting investments made pursuant to our master development programs, during 2006.

Income from Operations

On a consolidated basis, operating income increased 23.8% to Ps.626.1 million in 2006, as compared to Ps.505.7 million during 2005.  This increase primarily reflected the 14.0% increase in our total revenues in 2006, which was offset in part by a proportionately smaller increase in total operating costs.  Our operating margin increased from 34.2% in 2005 to 37.1% in 2006.

On an airport-by-airport basis, the principal contributors to operating income in 2006 were the Monterrey International Airport (operating income decreased 72.8% and operating margin decreased from 55.3% to 12.3%), the Acapulco International Airport (operating income increased 64.8% and operating margin increased from 9.6% to 13.8%), the Mazatlán International Airport (operating income decreased 44.8% and operating margin decreased from 23.4% to 12.3%) and the Chihuahua International Airport (operating income decreased 43.5% and operating margin decreased from 25.0% to 12.3%).

Comprehensive Financing Result

Our net comprehensive financing result in 2006 generated income of Ps.70.3 million, as compared to income of Ps.29.6 million in 2005.  This increase resulted primarily from the change from a foreign exchange loss of Ps.26.4 million in 2005 to a foreign exchange gain of Ps.12.4 million in 2006, as well as from an increase in interest income from Ps.109.1 million in 2005 to Ps.133.4 million in 2006.  These increases were partially offset by a 42.4% increase in losses from monetary position, from Ps.53.0 million in 2005 to Ps.75.6 million in 2006.

Income Taxes

The provision for income taxes increased 24.4% to Ps.196.5 million in 2006, from Ps.158.0 million in 2005.  This increase was attributable primarily to increase in our pre-tax income.  Our effective rate decreased marginally from 29.5% in 2005 to 29.3% in 2006.

Net Income

Net income increased 23.1% in 2006 to Ps.469.2 million, from Ps.381.1 million in 2005, reflecting the factors described above.

Liquidity and Capital Resources

Historically, our operations have been funded through cash flows from operations, and we have not incurred any significant indebtedness.  The cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our master development programs, and the excess of our cash flow has been added to our accumulated cash balances.  As of December 31, 2006 and December 31, 2007, we had Ps.1,672.9 million and Ps.1,756.7 million, respectively, of cash and cash equivalents.  We believe that working capital is sufficient for the company’s present requirements.

In 2007, we generated Ps.1,070.6 million in resources from operating activities, as compared to Ps.729.1 million in 2006, principally due to decreases in certain of our working capital accounts such as trade accounts receivable, recoverable taxes and other current assets, which increased our cash balances in 2007 compared to 2006.  Our resources used in financing activities during 2007 were Ps. 328.9 million for payments of dividends and share repurchases.  Our resources used in investing activities were Ps. 658.0 million for purchases of capital assets as summarized below in the table “Historical Capital Expenditures by Type.”

In 2006, we generated Ps. 729.1 million in resources from operating activities, as compared to Ps. 701.4 million in 2005, principally reflecting the improvement in our income from operations discussed above.  We used no resources in financing activities in 2005 but in 2006 we used Ps. 322.5 million, which was represented by the dividend payment of Ps. 446.7 million net of Ps. 119.7 million received for the exercise of SETA’s share option mentioned above.  Our resources used in investing activities were Ps.440.2 million, mainly for the purchase of capital assets as summarized below in the table “Historical Capital Expenditures by Type.”

In 2005, we generated Ps.701.4 million in resources from operating activities, principally reflecting our increased net income generated from our operations without considering non-cash items such as depreciation and amortization, deferred income tax and the change in our working capital.  We used no resources in financing activities in 2005.  Our resources used in investing activities in 2005 were Ps.293.5 million, mainly for the purchase of capital assets as summarized below in the table “Historical Capital Expenditures by Type.”

In December 2005, our parent company Aeroinvest entered into certain credit facilities to finance Aeroinvest’s acquisition from the Mexican government of the Series B shares currently representing 35.3% of our capital stock and to finance an additional loan to SETA for SETA’s exercise of the option to acquire 2% of our Series B shares.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  Aeroinvest subsequently purchased additional Series B Shares representing 0.74% of our capital stock.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  The refinancing consists of the issuance of the following series of notes by a Mexican trust, payable in U.S. dollars:  (i) Ps. 2,125,000,000 aggregate principal amount of Series 2007-1 Class A Notes due 2017, (ii) Ps. 325,000,000 aggregate principal amount of Series 2007-1 Class B Notes due 2017, and (iii) Ps. 355,000,000 aggregate principal amount of Series 2007-1 Class C Notes due 2017.  In connection with the Merrill Lynch refinancing, Aeroinvest has assigned its economic interests (including its right to receive dividends) with respect to its Series B shares representing 39.32% of our capital stock as well as 74.5% of the Series A shares of SETA.  The refinancing was approved at the extraordinary shareholders meeting held January 31, 2007.

 Under the refinancing agreements, Aeroinvest is required to maintain at least its present ownership interest in us and SETA, majority control over us and our subsidiaries and a minimum interest expense to EBITDA ratio.  The terms of the refinancing agreements require that Aeroinvest cause us to comply with numerous covenants, which include certain restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change our business or make investments or capital expenditures outside of the master development plans.  As a result, Aeroinvest would be required to obtain a waiver or amendment under the restructuring documents to permit us to undertake certain of these restricted actions, including the incurrence of any material amount of indebtedness, and there can be no assurances that such waivers or amendments would be obtained.  In addition, Aeroinvest is required to cause us to distribute all of our available cash, subject to certain limitations, as quarterly dividends in accordance with our dividend policy, and is required to restrict us from making certain changes to the divided policy.  If we do not distribute a minimum required amount of dividends on each dividend payment date, Aeroinvest will be in default under the refinancing documents.  If Aeroinvest defaults on its obligations under the refinancing documents, we would be further restricted in our ability create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change our business or make investments or capital expenditures outside of the master development plans, Aeroinvest could lose its ability to vote its shares of our capital stock as well as its shares of SETA, and the trustee could in certain circumstances foreclose on the Series B shares and is SETA shares held in trust.

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

Share Repurchase Program

On April 27, 2007, our shareholders approved the establishment of a share repurchase reserve in the amount of Ps. 400,000,000 and allocated up to Ps. 100,000,000 for share repurchases during the 2007 fiscal year.  Share repurchases began in October of 2007.  As of May 27, 2008, the Company had used Ps. 139,152,333 to repurchase a total of 3,985,700 Series B shares in accordance with the share repurchase program. On April 3, 2008, our shareholders authorized the use of an additional amount of Ps. 300,000,000 for repurchases of Series B shares during 2008, for a total of Ps. 400,000,000.

Critical Accounting Policies

We prepare consolidated financial statements in conformity with Mexican FRS.  As such, we are required to make estimates, judgments and assumptions that affect (i) certain reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the date of the financial statements, and (iii) certain reported amounts of revenues and expenses during the reporting period.  We base estimates and judgments on our historical experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities.  Our actual results may differ from these estimates under different assumptions or conditions.  We evaluate our estimates and judgments on an ongoing basis.  Our significant accounting policies are described in Note 3 to our consolidated financial statements.  We believe our most critical accounting policies that result in the application of estimates and/or judgments are the following:

Income Taxes

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

On October 1, 2007, the Business Flat Tax Law (“IETU Law”) was enacted and provided for a new flat rate business tax (Impuesto Empresarial a Tasa Única or ‘IETU”). The IETU Law went into effect on January 1, 2008.  IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU Law, less certain authorized deductions.  IETU payable is calculated by subtracting certain tax credits from the tax determined.  Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008.  IETU Law establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010.  Based on our financial projections, which were performed over a four-year period and according to INIF 8, “Effects of the Business Flat Tax”, we determined that our subsidiaries would essentially pay IETU.  Therefore, as of December 31, 2007, the Company recorded a deferred IETU liability of Ps. 1,073,859, and cancelled the deferred regular income tax (“ISR”) liability of Ps. 597,506, recognizing the effect net in the statement of income of Ps. 476,353. The impact of the IETU on the Company’s deferred tax balances did not affect the Company’s cash flows in 2007.

Impairment in the Value of Long-Lived Assets

We must test for impairment in the value of long-lived assets when indicators of potential impairment in the carrying amount of tangible and intangible long-lived assets in use exist, unless there is conclusive evidence that the indicators of impairment are temporary.  Impairment indicators considered for these purposes are, among others, operating losses or negative cash flows in the period if they are combined with a history of projections of losses, depreciation and amortization charged to the results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction of the installed capacity, physical damages and other legal and economic factors.

An impairment is recorded when the carrying amount of long-lived assets exceeds the greater of the present value of future net cash flows provided by the assets or the net sales price upon disposal.

Present value of future net cash flows is based on management’s projections of future cash flows generated by the asset, discounted using current interest rates.

Our management believes that we, together with our 13 airport subsidiaries, must be considered as an independent cash-generating unit, as all were part of the Central-North package included in the Mexican government’s bidding process.  Under the privatization process, each airport concessionaire must operate its airport, regardless of its individual results.  Our evaluations throughout the year and up to the date of this filing did not reveal any impairment of tangible and intangible long-lived assets. We can give no assurance that our evaluations will not change as a result of new information or developments, which may change our future projections of net cash flows or the related discount rates and result in future impairment charges. The Company performed its impairment analysis for the year ended December 31, 2007 and did not record any impairment.

Principal Differences Between Mexican FRS and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Mexican FRS, which differs in certain respects from U.S. GAAP.

The principal differences between Mexican FRS and U.S. GAAP as they relate to us are the treatment of our investments in our concessions and the rights to use our airport facilities, the treatment of SETA’s option and portion of shares held in trust, which are forfeitable, and the effects of deferred taxes.  Each of these differences affects both consolidated net income and stockholders’ equity.  See Note 21 to our audited financial statements for a discussion of these differences and the effect on our consolidated financial position and results of operation.

Off-balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year(2)	1-3 years	3-5 years	More than 5 years
	(in millions of pesos)
Master development programs	Ps. 801.0	Ps. 433.0	Ps.368.0	Ps.N/A(3)	N/A	(3)
Purchase obligations(1)	262.1	32.8	65.5	65.5	98.3
Total	Ps. 1,063.1	Ps. 465.8	Ps. 433.5	Ps. 65.5	Ps.98.3
_______________
(1)
Reflects minimum fixed annual payment of U.S.$3 million required to be paid under our Technical Assistance Agreement, assuming an average exchange rate of Ps.10.92 per U.S. dollar and an annual U.S. inflation rate of 3.8%.  The amount ultimately to be paid in any year will depend on our profitability.

(2)	Amount for less than one year corresponds to obligations for the remainder of 2008.
(3)
In 2010, the fifth year of our current master development program, a negotiation will take place with the Ministry of Communications and Transportation to determine the new master development program commitments for the subsequent five-year period.

New Accounting Pronouncements

Mexican FRS

In 2007, the Mexican Board for Research and Development of Financial Information Standards (CINIF) issued the following NIFs and Interpretations of Financial Reporting Standards (“INIF”), which became effective for fiscal years beginning on January 1, 2008:

•	NIF B-2, “Statement of Cash Flows”

•	NIF B-10, “Effects of Inflation”

•	NIF D-3, “Employee Benefits”

•	NIF D-4, “Taxes on Income”

•	INIF 5, “Recognition of the Additional Consideration Agreed To at the Inception of a Derivative Financial Instrument to Adjust It to Fair Value”

•	INIF 6, “Timing of Formal Hedge Designation”

•	INIF 7, “Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset”

Some of the significant changes established by these standards are as follows:

NIF B-2, “Statement of Cash Flows”. This NIF establishes general rules for the presentation, structure and preparation of a cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position.  NIF B-2 requires that the statement show a company’s cash inflows and outflows during the period. Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position).  In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or the indirect method.

NIF B-10, “Effects of Inflation”.  CINIF defines two economic environments: (a) inflationary environment, when cumulative inflation of the three preceding years is 26% or more, in which case, the effects of inflation should be recognized using the comprehensive method; and (b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26%, in which case, no inflationary effects should be recognized in the financial statements.  Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified into retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders’ equity and charged to current earnings of the period in which the originating item is realized.

NIF D-3, “Employee Benefits”. This NIF includes current and deferred PTU.  Deferred PTU should be calculated using the same methodology established in NIF D-4, that is by applying the corresponding rate to the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities.  It also includes the career salary concept and the amortization period of most items is reduced to five years, as follows:

Items will be amortized over a 5-year period, or less, if employees’ remaining labor life is less than the:

•	beginning balance of the transition liability for severance and retirement benefits;

•	beginning balance of past service cost and changes to the plan;

•	beginning balance of gains and losses from severance benefits, according to actuarial calculations, should be amortized against the results of 2008;

•
beginning balance of gains and losses from retirement benefits, according to actuarial calculations, should be amortized over a 5-year period (net of the transition liability), with the option to fully amortize such item against the results of 2008.

NIF D-4, “Income Taxes”. This NIF relocates accounting for current and deferred PTU to NIF D-3, eliminates the permanent difference concept, redefines and incorporates various definitions and requires that the cumulative ISR effect be reclassified to retained earnings, unless it is identified with some of the other comprehensive income items that have not been applied against current earnings.

INIF 5, “Recognition of the Additional Consideration Agreed To at the Inception of a Derivative Financial Instrument to Adjust It to Fair Value”. INIF 5 states that any additional consideration agreed to at the inception of a derivative financial instrument to adjust it to its fair value at that time should be part of the instrument’s initial fair value and not subject to amortization as established by paragraph 90 of Bulletin C-10.  INIF 5 also establishes that the effect of the change should be prospectively recognized, affecting results of the period in which this INIF becomes effective.  If the effect of the change is material, it should be disclosed.

INIF 6, “Timing of Formal Hedge Designation”. INIF 6 states that hedge designations may be made as of the date a derivative financial instrument is contracted, or at a later date, provided its effects are prospectively recognized as of the date when formal conditions are met and the instrument qualifies as a hedging relationship.  Paragraph 51.a) of Bulletin C-10 only considered the hedge designation at the inception of the transaction.

INIF 7, “Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset”. INIF 7 states that the effect of a hedge reflected in other comprehensive income or loss resulting from a forecasted purchase of a non-financial asset should be capitalized within the cost of such asset, which price is set through a hedge, rather than reclassifying the effect to the results of the period affected by the asset, as required by Paragraph 105 of Bulletin C-10.  The effect of this change should be recognized by applying any amounts recorded in other comprehensive income or loss to the cost of the acquired asset, as of the effective date of this INIF.

U.S. GAAP

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes (“SFAS No. 109”). FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit.  Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 became effective for fiscal years beginning after December 15, 2006 for public entities and their subsidiaries. The Company adopted FIN 48 as of January 1, 2007, as required.  The provisions of FIN 48 were applied to all tax positions under SFAS No. 109 upon initial adoption. The impact of adopting this interpretation was not material to the Company’s consolidated financial position, results of operations or cash flows.

SFAS No. 157, ‘‘Fair Value Measurements’’, was issued in September 2006. This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. On February 12, 2008, the FASB issued FSP FAS 157-1 and FSP FAS 157-2, which remove leasing transactions accounted for under SFAS No. 13, “Accounting for Leases” from the scope of SFAS No. 157 and partially defer the effective date of SFAS No. 157 as it relates all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008.  The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. The objective is to expand the use of fair value measurements in accounting for financial instruments.  The fair value option permits a company to choose to measure eligible items at fair value at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS No. 160 (a) amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied prospectively but to apply the presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements.  Early adoption is prohibited.   SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  The impact of this standard is dependant upon the level of future acquisitions.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations—a replacement of FASB No. 141. SFAS No. 141(R) requires (a) a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs.  SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense.  This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective), otherwise SFAS No. 141(R) must be applied prospectively. The presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements.  Early adoption is prohibited.   SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The impact of this standard is dependant upon the level of future acquisitions.

Item 6.	Directors, Senior Management and Employees

Directors

Our Board of Directors is responsible for the management of our business.  Pursuant to our bylaws, our Board of Directors must consist of an odd number of directors determined at an ordinary general meeting of shareholders and is required to have at least 11 members.  Our Board of Directors currently consists of 11 directors and one alternate director, each of who is elected or ratified at the annual shareholders’ meeting.  Under the Mexican Securities Market Law and our by-laws, at least 25% of our directors must be independent.

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

The following table lists our current directors as of the date of this annual report, their titles, dates of appointment and ages:

Name	Title	Director since	Age

Bernardo Quintana Isaac	Chairman and Director	December 21, 2005	66
Alberto Felipe Mulás Alonso	Independent Director	October 2, 2006	47
Salvador Alva Gómez	Independent Director	October 2, 2006	57
Manuel Francisco Arce Rincón	Independent Director	October 2, 2006	66
Luis Guillermo Zazueta Domínguez	Independent Director	October 2, 2006	62
Fernando Flores Pérez	Independent Director	April 29, 2007	62
Luis Fernando Zárate Rocha*	Director	September 22, 2000	64
Alonso Quintana Kawage*	Director	March 14, 2003	34
Sergio Fernando Montaño León	Director	December 21, 2005	60
José Luis Guerrero Álvarez	Director	December 21, 2005	64
Jean Marie Chevallier*	Director	December 13, 2006	63
Jacques Follain*	Alternate Director	December 13, 2006	52
__________________ * Appointed by SETA

Bernardo Quintana Isaac.  Mr. Bernardo Quintana Isaac has been the Chairman of our Board of Directors since December 2005. Mr. Quintana has been Chairman of the Board of Directors of Empresas ICA, S.A.B. de C.V. since December 1994, and was also the Chief Executive Officer of ICA from December 1994 through December 2006. Previously, Mr. Quintana served as Executive Vice President and Vice President of ICA Tourism and Urban Development and as Director of Investments of Banco del Atlántico. Mr. Quintana currently serves as a board member of several Mexican companies, including CEMEX, S.A.B. de C.V. and GRUMA, S.A.B. de C.V. Mr. Quintana is also a member of Mexico’s National Council of Businessmen and a member of the boards of trustees of the Universidad Nacional Autónoma de México and president of Fundación ICA, A.C. Mr. Quintana holds a degree in civil engineering from the Universidad Nacional Autónoma de México and a Master’s Degree in Business Administration from the University of California at Los Angeles. Mr. Quintana is the father of fellow Director Mr. Alonso Quintana Kawage.

Alberto Felipe Mulás Alonso.  Mr. Alberto Felipe Mulás Alonso has been a member of our Board of Directors since December 2006. Mr. Mulás currently serves on the boards of directors of several companies, including: Empresas ICA, S.A.B. de C.V., Acciones y Valores de México (Accival) S.A. de C.V., a broker dealer subsidiary of Banamex Citigroup, Urbi Desarrollos Urbanos S.A.B. de C.V., one of Mexico’s largest housing developers, Grupo Comex, Mexico’s largest paint producer and Organización Ramirez, owner of Cinepolis, the country’s largest movie theater chain. He is also a board member of government development banks: Bancomext and Sociedad Hipotecaria Federal, S.N.C. He presently manages a consulting firm that specializes in corporate finance, corporate governance and strategic planning, which he opened in January 2003. In January 2001 former President Vicente Fox appointed Mr. Mulás as national housing coordinator, in this role, Mr. Mulás created Mexico’s National Housing Commission, where he became its first Commissioner and a member of the Cabinet through December 2002. From 1999 to 2001 Mr. Mulás was Mexico’s Managing Director at Donaldson, Lufkin & Jenrette Securities Corp. He has also been Country Manager for Lehman Brothers and a vice-president at JP Morgan. Mr. Mulás received a degree in chemical engineering from the Universidad Iberoamericana and a master’s degree in business administration from the Wharton School at the University of Pennsylvania.

Salvador Alva Gómez.  Mr. Salvador Alva Gómez has been a member of our Board of Directors since December  2006. Mr. Alva has been with Pepsico for 25 years and has served as President of PepsiCo Latin America and as a member of PepsiCo Executive Committee since 2003. Mr. Alva currently serves as a member of the Board of Directors of Group Porcelanite Lamosa, 7 eleven and Chapa Distribution Group, and “EXEB” Business foundation for basic education. Mr. Alva is also a member of the CEAL (“Latin America Businessmen Association”). Mr. Alva serves on the Board Trustees of the John Langdon Down Foundation. Mr. Alva is the former President of AMECE (“Mexican Association of Electronic Commerce”). Mr. Alva has served as President of Gamesa-Quaker, General Manager for Latin America of the Alegro International Division of PepsiCo and in several positions at Cervecería Moctezuma. He holds a degree in Chemical Engineering and a MBA.

Manuel F. Arce Rincon.  Mr. Manuel F. Arce Rincon has been a member of our Board of Directors since December 2006. Since 1995, Mr. Arce has been Managing Director and Partner at Grupo Consultor ACM, S.C., where he advises a wide range of clients in the public and private sectors. For more than 30 years he has also served on the Board of Directors of many corporations both government or privately owned, including a number of companies registered in the Mexican Stock Exchange. He is also an independent Board of Directors member of more than 35 investment funds. In the public sector, Mr. Arce has worked at the Federal Electricity Commission, the Coordinacion de Abastos y Distribucion and Servicios Metropolitanos S.A. Since 1966, he has been a professor at the Universidad Nacional Autonoma de Mexico. Mr. Arce graduated with honors from the Universidad Nacional Autónoma de Mexico and holds a Master’s Degree in Business Administration from Columbia University.

Luis Fernando Zárate Rocha.  Mr. Luis Fernando Zárate Rocha has been a member of our Board of Directors since September 2000. Mr. Zárate is also a member of the Board of Directors and an Executive Vice President of Empresas ICA. Mr. Zárate oversees housing operations and overseas business development for Empresas ICA, as well as the operations of the airport operator SETA. Mr. Zárate has been affiliated with Empresas ICA for over 36 years, during which time he has worked in business development as well as heavy construction and infrastructure projects. Mr. Zárate is also a member of the Board of Directors of Fundacion ICA, S.C. Mr. Zárate holds a degree in civil engineering from the Universidad Nacional Autonoma de Mexico, where he has been a professor of engineering since 1978.

Luis Guillermo Zazueta Dominguez.  Mr. Luis Guillermo Zazueta Dominguez has been a member of our Board of Directors since December 2006. In 1971, Mr. Zazueta founded Despacho Zazueta Hermanos, S.C., a professional accounting firm advising a wide range of clients on accounting and tax matters. He is also on the Board of Directors of Seguros Argos S.A. de C.V., ANA Automóvil Club de México, A.C., Almacenadora Gómex and Astered Unión de Crédito. He is a member of the Certified Public Accountants College and registered as a Fiscal Public Accountant at the Ministry of Finance and Public Credit, the Mexican Social Security Institute, INFONAVIT and the Federal District. Mr. Zazueta holds a degree in public accounting from the Universidad Iberoamericana.

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

Sergio F. Montaño León.  Mr. Sergio F. Montaño León has been a member of our Board of Directors since December 2005. Mr. Montaño is member of the Board of Directors and Executive Vice President in charge of overseeing administration of Empresas ICA. Since 1972, Mr. Montaño has served in various capacities in the management and finance areas of several companies within the Empresas ICA group. Previously, Mr. Montaño held various management positions with such Mexican companies as Trébol S.A. de C.V. and Cervecería Cuauhtémoc Moctezuma, S.A. de C.V. Mr. Montaño holds a degree in Public Accounting from the Universidad Nacional Autónoma de México; a Masters Degree in taxation from the Instituto para la Especialización de Ejecutivos and a Specialization in Insurance from the Instituto Tecnológico Autónomo de México. Mr. Montaño has been a member of the Mexican Institute of Financial Executives since 1997.

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

Jean-Marie Chevallier.  Mr. Jean-Marie Chevallier has been since December 2006 Chairman of the Board and Chief Executive Officer of Aéroports de Paris Management (ADPM), the Aéroports de Paris (ADP) subsidiary that manages its overseas airports investments and operations. Previously, he was ADP’s Director of Planning for both Paris-CDG and Orly airports. He joined ADP in 1978 and until 1990 worked extensively on planning and engineering consulting for large overseas airports projects, including Jakarta-Cengkareng, Osaka-Kansai, Seoul-Incheon and more recently Dubai-Al Maktoum. Promoted to Vice-President in 1993, he was successively in charge of the Engineering Division, International Affairs and the CDG airport Facilities Division. Mr. Chevallier is a chartered civil engineer from Ecole Nationale des Ponts et Chaussees (Paris, 1968). Mr Chevallier is a member and former Chairman of the ACI World Safety and Technical Committee and a member of the U.S. TRB Airport Compatibility Committee.

Jacques Follain (Alternate Director for Mr. Chevallier).  Mr. Jacques Follain is Managing Director of Aéroports de Paris Management. Mr. Follain joined the Aéroports de Paris Group in 1998 and has played a key role in the development of ADP as an international airport operator in China, Mexico, Egypt, Jordan, Belgium and Algeria. Prior to joining ADP, Mr. Follain held a several positions in L’Oreal starting in 1987, including heading its Mexico subsidiary, sales and marketing manager for Europe in the International Department, and responsibility for setting up the management information systems of the professional division. He also worked for 6 years as an organizational consultant at Arthur Andersen Consulting (Accenture). Mr. Follain is an aeronautical and telecommunications engineer, graduated from the Ecole Nationale Superieure des Constructions Aeronautiques (Toulouse) the Ecole Nationale Superieure des Telecommunications (Paris) and has a master's degree from Stanford University.

Fernando Flores Pérez.   Mr. Fernando Flores Pérez has been a member of our Board of Directors since April  2007. He is a member of the Board of Directors of ICA SAB de CV and other important Mexican firms. He is Founder and Partner of an independent consultant firm, EFE Consultores SC, since March 2007. He has served as Executive Director and Chairman of the Board of the Mexican Social Secutiry Institute (IMSS) form October 2005 until December 2006.  From December 2004 to October 2005, he was Undersecrtary of Labor, Security and Social Security at the Ministry of Labor and Social Security.  Mr. Flores joined Compañía Mexicana de Aviación in 1991 and served as Law and Administration Director, and from 1995 until 2004 as Executive Director and Chairman of the Board.  Mr. Flores has also served as Executive Director of Aerovías de México (AeroMéxico) form March to December 2004.  From January 1997 till January 2000 he was the President af National Air Transportation Chamber.  Mr. Flores was Alternate Director for Administration at the Mexican Institute for Social Security, starting January 1984.  Mr. Flores holds a law degree from the Universidad Iberoamericana and he received the “Master de Oro en Alta Dirección” from the Forum de Alta Dirección in Spain.

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

The following table lists our executive officers, their current position and their year of appointment as an executive officer.

Name	Current position	Executive officer since(2)	Age

Ruben Gerardo López Barrera(1)	Chief Executive Officer	December 11, 2003	38
Nicolas Etienne Marcel Claude(1)	Chief Operating Officer	October 14, 2004	42
Victor Humberto Bravo Martin(1)	Chief Financial Officer	March 20, 2006	42
Manuel de la Torre Melendez	General Counsel	January 1, 2004	44
Jose Ignacio de la Peña Padilla	Infrastructure and Maintenance Director	July 6, 2004	49
Jean Philippe Frederic Percheron(1)	Commercial and Marketing Director	April, 26, 2006	39
Porfirio González Alvarez	Airports Director	April 26, 2006	57
María Victoria Zapata Guerrero	Human Resources Director	April 14, 2006	46
_______________
(1)	Appointed by SETA as holder of Series BB shares.
(2)	Date of Appointment.

Rubén Gerardo López Barrera has served as our Chief Executive Officer since December 2003.  Previously, he served as our General Vice President, Human Resources and Legal, and our Communications Director.  Mr. López has also previously served as Business Development Director and Project Finance Director of ICA.  Mr. López received a degree in Civil Engineering from Universidad Iberoamericana, a diploma in finance from the Instituto Tecnológico Autónomo de México, a master’s degree in business administration from the Pontificia Universidad Católica de Chile and the Washington University and a certificate in airport management and development from ADP.

Nicolas Etienne Marcel Claude has served as our Chief Operating Officer since October 2004.  Previously, he served as Master Planning Coordinator of ADP for the development of the Charles de Gaulle and Orly airports as well as other projects, including the Beijing Capital International Airport in China, and has also worked for ADP in strategic planning.  A systems engineer by training, Mr. Claude also holds a master’s degree in statistics and a specialization study in airport management from Ecole Nationale de l’Aviation Civile in Toulouse.

Víctor Humberto Bravo Martín has served as our Chief Financial Officer since March 2006.  Prior to joining us, he served in various capacities with ICA, including Corporate Finance Director, Project Finance Director, Corporate Finance Analysis Manager and Corporate Economic Analysis Manager.  Mr. Bravo holds a B.S. in economics from Instituto Tecnológico y de Estudios Superiores de Monterrey, a diploma in finance from Instituto Tecnológico Autónomo de México, a master’s degree in business administration from the Leonard N. Stern School of Business at New York University and the Manchester School of Business.  He has also completed various specialization courses in the area of finance and management.

Manuel de la Torre Melendez has served as our General Counsel since January 2004. Prior to joining us, Mr. de La Torre was a senior associate at Thacher, Proffitt & Wood LLP, where he advised a variety of corporate clients with a particular focus on labor law.  Mr. de la Torre was a professor of labor law and procedural labor law at the Instituto Tecnológico Autónomo de México and holds a law degree, magna cum laude, from the Universidad Nacional Autónoma de México.  He is a member of the Mexican Bar Association, the Interamerican Bar Association and the Latin American Aeronautical Association. In 2007, Mr. de la Torre carried out studies in Air and Space Law at McGill University. Since 2007, Mr. de La Torre has been working in the Latin American Aeronautical Association Commission for the preparation of the first Latin American Airport Code.

José Ignacio de la Peña Padilla has served as our Infrastructure and Maintenance Director since July 2004.  Previously, he was the General Projects Director for the municipal government of Aguascalientes, the General Director of Rojas de la Peña and the Director of Public Electricity in Aguascalientes County.  Mr. de la Peña holds a B.S. in civil engineering from the Instituto Tecnológico de Estudios Superiores Occidente, and he has completed a specialization in structural engineering from the Ecole Nationale des Travaux Publics de l’Etat in France and a specialization in structural design from the Centre des Hautes Études de la Construction in France.

Jean Philippe Frederic Percheron has served as our Commercial and Marketing Director since April 2006, previously serving as our Assistant Director of Commercial Affairs.  He also served as Manager of Commercial Activities at Aéroports de Paris and as Marketing Studies Director for Georges Chetochine Consulting.  Mr. Percheron holds a degree in business administration from Ecole Superior de Commerce de Paris, a master’s degree in economics from Université de la Sorbonne de Paris, as well as a B.S. in civil engineering from the École Spéciale des Travaux Publics in Paris.

Porfirio González Álvarez has served as our Airports Director since April 2006.  Previously, he has served as our Business Unit Manager, as our Assistant Director of Operations and Development and as the Manager of our Monterrey International Airport.  He has also served in various capacities in the Mexican federal government and the state government of Nuevo León.  Mr. González holds a B.S. in civil engineering from the Universidad Autónoma de Nuevo León.

Maria Victoria Zapata Guerrero has served as our Human Resources Director since April 2006.  Previously, she has served as an Associate Human Resources Development Consultant with Consultores en Evaluación, Diagnóstico y Desarrollo Humano, as Human Resources Director with the Interiors Division of Lear Corporation and as Human Resources Strategic Planning Manager for Aeroméxico.  She also served in various managerial capacities in the area of in human resources with NationsBank/Bank of America, First Chicago Bank, Kentucky Fried Chicken (Pepsico), Invermexico Casa de Bolsa and Empresas Lanzagorta.  Ms. Zapata holds a B.S. in industrial relations from Universidad Iberoamericana, a diploma in human development from Universidad Iberoamericana, a diploma in executive management from Instituto Tecnológico y de Estudios Superiores de Monterrey and has been certified in various personnel development techniques.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executive Officers

For 2007, the aggregate compensation earned by our 21 officers (including executive officers, corporate managers, coordinators and airport administrators) was approximately Ps. 43.8 million.  From the shareholders’ meeting held on April 27, 2007 through the Shareholders’ meeting held on April 3, 2008, each of the Chief Executive Officer, the Chief Financial Officer, the General Counsel and the permanent invitees and secretaries for each meeting of the board or special committee receives compensation in the amount of Ps.40,000 net of any required withholding for each board meeting and corporate committee meeting attended.  In addition, independent directors receives a fee of U.S.$250 net of any required withholding for each hour they dedicate to our affairs entrusted by the Board of Directors outside of board meetings and corporate committee meetings.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due them according to the Federal Labor Law (Ley Federal del Trabajo).

Committees

Our bylaws provide for two committees to assist the Board of Directors with the management of our business: an Audit Committee and a Corporate Practices Committee. Our shareholders’ meeting of April 3, 2008, in its amendments to the bylaws, eliminated the Nominations Committee, whose functions and responsibilities are now carried out by the Board of Directors.

Audit Committee

The Audit Committee, currently composed of four members, is responsible for (i) selecting the external auditor of the Company, recommending to the Board of Directors the appointment of such external auditor and providing an opinion about any removal of such external auditor, (ii) supervising our external auditors and analyzing their reports, (iii)analyzing and supervising the preparation of our financial statements, (iv) informing the board of our internal controls and their adequacy, (v) requesting reports from our executive officers whenever the committee deems appropriate, providing assistance to our Board of Directors in the preparation of the reports containing the main accounting and information guidelines used for the preparation of the financial information, and assistance to our Board of Directors in the preparation of the report on the operations and activities in which the Board of Directors had intervened pursuant to the Securities Market Law, (vi) informing the Board of Directors of any irregularities that it may encounter, (vii) receiving and analyzing recommendations and observations made by the shareholders, members of the Board of Directors, executive officers, our external auditors or any third party and taking the necessary actions, (viii) calling shareholders’ meetings, (ix) overseeing the execution of the shareholders’ and directors’ resolutions by the Chief Executive Officer in accordance with the instructions provided thereto by the shareholders or the directors and (x) providing an annual report to the Board of Directors.

Our bylaws provide that a Board of Directors shall determine the members of the Audit Committee, all of whom must be members of our Board of Directors and independent.  The members of the Audit Committee are appointed by the Board of Directors, except for one member who may be appointed by the Series BB Directors.  The chairman of the Audit Committee was elected by our shareholders’ meeting held on April 3, 2008.  The current members of the Audit Committee are Luis Guillermo Zazueta (Chairman of the Committee), Alberto Felipe Mulás Alonso, Fernando Flores Perez and Manuel F. Arce Rincon.  Luis Guillermo Zazueta has been designated as an “audit committee financial expert” as defined by the Commission.

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

Corporate Practices Committee

The Corporate Practices Committee, currently composed of four members, is responsible for (i) providing opinions to our Board of Directors, (ii) requesting and obtaining opinions from independent experts, (iii) calling shareholders’ meetings, and (iv) assisting the board in the preparation of annual reports and other reporting obligations.

Our bylaws provide that the Board of Directors shall determine the members of the Corporate Practices Committee, all of which must be members of our Board of Directors.  The members of the Corporate Practices Committee are appointed by the Board of Directors, except for one member who may be appointed by the Series BB Directors.  The chairman of the Corporate Practices Committee is elected by the shareholders meeting.  Under the Mexican Securities Market Law and our bylaws, all members of the Corporate Practice Committee must be independent (except to the extent a controlling shareholder or shareholders maintain 50% or more of our outstanding capital stock, in which case a majority must be independent).  The current members of our Corporate Practices Committee are Fernando Flores Perez (Chairman of the Committee, appointed on April 3, 2008), Alberto Felipe Mulas Alonso, Luis Guillermo Zazueta Dominguez and Manuel F. Arce Rincon.

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

Our by-laws provide that our Board of Directors shall be composed of at least 11 members.  Currently, our board has eleven members, of which five are independent under the Mexican Securities Market Law and the Sarbanes-Oxley Act of 2002.

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

Nominations Committee.  We are not required to have a nominating committee. According to the amendment of the bylaws in the shareholders’ meeting held on April 3, 2008, this committee has been disbanded and its functions and responsibilities are now carried out by the Board of Directors.

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

The principal characteristics of our Audit Committee are as follows:

NASDAQ Standards	Our Corporate Governance Practice

• Our Audit Committee is composed of four members, all of whom are members of our Board of Directors.
• All of the members of our Audit Committee and the committee’s chairman are independent.
• The Chairman of the Audit Committee is appointed and/or removed exclusively by the general shareholders’ meeting.
• Our Audit Committee operates pursuant to provisions in the Mexican Securities Market Law and our bylaws.
• Our Audit Committee submits an annual report regarding its activities to our Board of Directors.
• The duties of our Audit Committee include, among others, the following:

(i)        selecting the external auditor of the Company, recommending to the Board of Directors the appointment of such external auditor and providing an opinion about any removal of such external auditor;
(ii)       supervising our external auditors and analyzing their reports;
(iii)      analyzing and supervising the preparation of our financial statements;
(iv)      informing the board of our internal controls and their adequacy;
(v)       requesting reports from our executive officers whenever the committee deems appropriate, providing assistance to our Board of Directors in the preparation of the reports containing the main accounting and information guidelines used for the preparation of the financial information, and assistance to our Board of Directors in the preparation of the report on the operations and activities in which the Board of Directors had intervened pursuant to the Securities Market Law;

NASDAQ Standards	Our Corporate Governance Practice

(vi)      informing the board of any irregularities that it may encounter;
(vii)     receiving and analyzing recommendations and observations made by the shareholders, members of the Board, executive officers, our external auditors or any third party and taking the necessary actions;
(viii)    calling shareholders’ meetings;
(ix)       overseeing the execution of the shareholders’ and directors’ resolutions by the Chief Executive Officer in accordance with the instructions provided thereto by the shareholders or the directors; and
(x)        providing an annual report to the Board.

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

Pursuant to our bylaws and the Mexican Securities Market Law, the duties of our Corporate Practices Committee include, among others, the following:

(i)    providing opinions to our Board of Directors;

(ii)   requesting and obtaining opinions from independent experts;

(iii)  calling shareholders’ meeting; and

(iv)  assisting the board in the preparation of annual reports and other reporting obligations.

The board has vested certain functions and responsibilities of this committee on our Audit Committee.

The duties of our Audit Committee with regard to corporate practices are, among others, the following:

• evaluating the performance of relevant officers,

• reviewing related-party transactions, and

• determining the total compensation package of the chief executive officer.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A).
Equity Compensation Plans.  Shareholder approval is not expressly required under our bylaws for the adoption and amendment of an equity-compensation plan.  Such plans must provide from similar treatment of executives in comparable positions.  No equity-compensation plans have been approved by our shareholders.

NASDAQ Standards	Our Corporate Governance Practice

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

Solicitation of Proxies. Under the Mexican Securities Market Law, we are obligated to make available proxy materials for meetings of shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting and provides a mechanism by which shareholders can vote by proxy. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders' meetings and, where applicable, requests for instructions to the ADS depositary for the voting of shares represented by ADSs.

Peer Review. A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant ("peer review") that determines whether the auditor's system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k).

Peer Review. Under Mexican law, we must be audited by an independent public accountant that has received a "quality control review" as defined by the National Banking and Securities Commission.  Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte & Touche Tohmatsu, our independent auditor, is not subject to "peer review" as such term is defined in Marketplace Rule 4350(k).

NASDAQ Standards	Our Corporate Governance Practice

Peer Review. A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant ("peer review") that determines whether the auditor's system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k).

Peer Review. Under Mexican law, we must be audited by an independent public accountant that has received a "quality control review" as defined by the National Banking and Securities Commission.  Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte & Touche Tohmatsu, our independent auditor, is not subject to "peer review" as such term is defined in Marketplace Rule 4350(k).

Employees

As of December 31, 2007, we had approximately 959 employees.  The total number of employees increased by 1.5% in 2006 and by 1.6% in 2007 due primarily to the addition of personnel operating our cargo facilities and security personnel.  At December 31, 2007, approximately 58% of our employees were unionized.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated.

Employees

	December 31,
	2005	2006	2007
Categories of activity:
Airport operations	493	497	508
Airport maintenance	145	153	155
Administration(1)	292	294	296
Geographic location:
Acapulco	94	91	93
Ciudad Juárez	48	49	48
Culiacán	51	50	54
Chihuahua	61	61	60
Durango	41	42	42
Mazatlán	69	69	70
Monterrey	174	188	193
Reynosa	29	27	31
San Luis Potosí	39	40	41
Tampico	58	57	57
Torreón	46	47	49
Zacatecas	40	42	40
Zihuatanejo	47	47	47
Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	133	134	134
Total(1)	930	944	959
_______________
(1)	As of December 31, 2005, 2006 and 2007, includes 133, 134 and 134 persons respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., our administrative services subsidiary.

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

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries.  We make bi-weekly contributions matching each employee’s contribution.  Employees are entitled to withdraw the funds in their accounts on an annual basis.  In 2005, 2006 and 2007, we made a total of Ps.18.6 million, Ps.17.7 million and Ps. 20.4 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Ministry of Finance and Public Credit.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Aeroinvest is our controlling shareholder.  Aeroinvest directly owns 157,231,800 of our Series B shares that represent 39.32% of our outstanding capital stock.  Aeroinvest also directly owns 331,972,000 Series A shares of SETA that represent 74.5 % of its capital stock.  SETA in turn owns 58,800,000 of our Series BB shares and 8,000,000 Series B shares that collectively represent 16.7% of our capital stock.  Consequently, Aeroinvest is the beneficial owner of 56.02% of our capital stock.

In November of 2006, a Mexican trust established by NAFIN, or the NAFIN Trust, acting pursuant to the instructions of the Ministry of Communications and Transportation, sold 48.02% of our outstanding capital stock through a global public offering of shares in the form of American Despositary Shares, or ADSs, and Series B Shares, concurrently in the United States and Mexico. The net proceeds from the sale of the shares were paid to the Mexican government. After the offering, the Mexican government ceased to be a shareholder.

The following table sets forth information with respect to beneficial ownership of our capital stock as of May 27, 2008:

	Number of shares		Percentage of total share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares

Aeroinvest(1)	157,262,600		39.32%
SETA(2)	8,000,000	58,800,000	2.0%	14.70%
Public	192,080,000	--	48.02%	--
Officers and Directors	275,901	--	0.07%	--
_______________
(1)
In addition to the Series B shares it directly owns, Aeroinvest may be deemed to beneficially own all of our shares owned by SETA by virtue of its ownership of 74.5 % of SETA’s capital stock.  Aeroinvest and SETA are subsidiaries of ICA.

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

Our bylaws, the Participation Agreement and the Technical Assistance Agreement also contain certain provisions designed to avoid conflicts of interest between SETA and us, such as approval of certain related party transactions by our Corporate Practices Committee.

Under the terms of the Participation Agreement and the Bancomext Trust, (i) SETA’s key partners, currently ADPM and Aeroinvest, are required jointly to maintain at least 51% ownership of SETA until June 14, 2015, (ii) Aeroinvest must maintain at least a 25.5% ownership interest in SETA until such date and (iii) ADPM must maintain at least a 10.0% ownership interest in SETA until such date. To the extent that a key partner acquires shares of SETA in excess of its above-referred interest, such additional interest may be sold without restriction.  There can be no assurance that the terms of the Participation Agreement or the Bancomext Trust would not be amended to reduce or eliminate these ownership commitments.  If SETA or any of its stockholders defaults on any obligation contained in the trust agreement, or if SETA defaults on any obligation contained in the Participation Agreement or the Technical Assistance Agreement, after specified notice and cure provisions, the Bancomext Trust provides that the trustee may sell 5.0% of the shares held in the trust and pay the proceeds of such sale to us as liquidated damages.

Pursuant to the consortium agreement entered into among ADPM, Aeroinvest and VASA S.A. (a corporation organized under the laws of France, VASA) on May 16, 2000 as amended and restated, or the consortium agreement, the shareholders of SETA agreed that ADPM shall have the right to appoint one member of our Board of Directors and that Aeroinvest shall have the right to appoint up to three directors, the third of whom must satisfy the independence criteria of the Sarbanes-Oxley Act of 2002.  The right to appoint certain of our officers under the consortium agreement is allocated as follows: Aeroinvest shall appoint our chief executive officer, chief financial officer, human resources director (subject to the approval of ADPM) and general counsel; ADPM shall appoint our chief operating officer, our commercial director and our chief safety and quality control officer (subject to the approval of Aeroinvest).

Aeroinvest and ADPM have also agreed that:

•	Aeroinvest will select two members of our Audit Committee, one of whom must satisfy the independence criteria of the Sarbanes-Oxley Act of 2002; and

•	Aereoinvest and ADPM will jointly select at least one member of our Corporate Practices Committee.

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

Arrangements relating to Aeroinvest

In June 2005, SETA assigned to Aeroinvest an option to purchase Series B shares representing 36% of our then-outstanding capital stock (currently equivalent to 35.3% of our capital stock).  Aeroinvest purchased these shares from the Mexican government in December 2005 pursuant to this option, acquiring 141,120,000 Series B shares at an aggregate purchase price of U.S.$203.3 million (Ps.2,165.4 million) (determined based on an initial price per share of U.S.$1.13 (Ps.11.0198) plus an annual 5% premium, subject to decreases for any dividends declared and paid by us).  The acquisition of these Series B Shares was financed through credit facilities.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  Aeroinvest subsequently purchased additional Series B shares representing 0.74% of our capital stock.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In connection therewith, Aeroinvest has assigned its economic interests (including its right to receive dividends) in its Series B shares representing 39.32% of our capital stock as well as 74.5% of the Series A shares of SETA.  The terms of the refinancing documents are described in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

On June 22, 2007, Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., División Fiduciaria and Banca Múltiple, J.P. Morgan Grupo Financiero, División Fiduciaria entered into a voting agreement pursuant to which Aeroinvest agreed to vote its Series B shares representing 39.32% of our capital stock as a bloc in the same way SETA votes its shares of our capital stock at all ordinary and extraordinary shareholders meetings, subject to certain exceptions set forth in the agreement. An English translation of this agreement is filed as an exhibit to this Form 20-F.

RELATED PARTY TRANSACTIONS

Arrangements with SETA and its Affiliates

The rules for the sale to SETA of the Series BB shares previously owned by the Mexican government required SETA, OMA and the Ministry of Communications and Transportation to enter into a Participation Agreement, which established the framework for certain related agreements: the Option Agreement, the Technical Assistance Agreement and the Bancomext Trust.  These agreements were approved, in accordance with our Related Party Guidelines, by our Board of Directors.

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2007 amounted to approximately Ps.57.4 million (U.S.$5.3 million).  The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its stockholders during the term of the agreement.  The agreement has an initial term of approximately 15 years beginning June 14, 2000 and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015.  The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date.  A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B shares that are not owned by SETA or any of its affiliates.  A party may terminate the Technical Assistance Agreement prior to its expiration date upon non-compliance with its terms by the other party.  SETA provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the master development programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations.

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

In 2004, 2005, 2006 and 2007 we recognized expenses of U.S.$3.0 million, U.S.$3.3 million, U.S.$4.4 million and U.S.$5.3 million, respectively, pursuant to the technical assistance agreement plus additional nominal expenses paid to SETA and its affiliates.

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

Arrangements with Aeroinvest and its Affiliates

Our parent company Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In connection with the Merrill Lynch refinancing, Aeroinvest has assigned its economic interests (including its right to receive dividends) with respect to its Series B shares representing 39.32% of our capital stock as well as 74.5% of the Series A shares of SETA.  Aeroinvest has since purchased additional Series B Shares representing 3.28% of our capital stock. Aeroinvest’s economic interests with respect to these or any other additional Series B Shares purchased by Aeroinvest may become subject to an assignment under the terms of the refinancing documents in certain circumstances, including any issuance of additional notes.  Although we are not parties to the refinancing agreements, the refinancing agreements to require that Aeroinvest cause us to comply with certain restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change or business or make investments or capital expenditures outside our master development plans.  The terms of the refinancing documents are described in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Arrangements with Other Affiliates

We periodically engage ICA and its affiliates to provide construction and related services to us.  In 2007, we paid approximately U.S.$15.7 million, in connection with services provided by ICA and its affiliates.  Such agreements were approved, in accordance with our Related Party Guidelines, by our Board of Directors, upon the recommendation of our Corporate Practices Committee. The Acquisitions and Agreements Committee was replaced after our initial public offering, in accordance with our bylaws, by the Corporate Practices Committee by the shareholders meeting held on October 2, 2006.  In June 2007 we entered into a Ps 113.9 million construction contract with ICA for construction of the foundation, procurement, fabrication and assembly of the metallic structure and installation of the three-dimensional roofing structure of the new Terminal B of the Monterrey International Airport, which is expected to begin operations in the fourth quarter of 2008.  In April 2008, we entered into additional agreements for Ps. 282.5 million in connection with construction works on new Terminal B of the Monterrey International Airport. In particular, these works will concern Terminal B’s the aprons, parking lots and roadways, as well as finishings, electrical, hydraulic, sanitary and HAVC installations in the Terminal’s building. The relevant agreement was approved in accordance with our Related Party Guidelines adopted by our Board of Directors and received the favorable evaluation of our Corporate Practices Committee, which was supported by a fairness opinion stating that the agreement and its terms were arm’s length.  In addition, we expect to sign a multi-annual service agreement for the maintenance of our runways with ICA. During August and October of 2007, we entered into agreements for Ps. 89.3 million for the rehabilitation and maintenance of runways and aprons in the Ciudad Juarez, Culiacán, Chihuahua and Durango Airports. We engaged an independent expert to evaluate both of the offers made by ICA in connection with these contracts, and the expert determined that ICA’s offers were consistent with market prices, and both of these contracts with ICA were approved by our Board of Directors upon the recommendation of our Corporate Practices Committee, which concluded that these contracts are on terms that the Committee believes are arm's length.

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

Disputed land ownership at Ciudad Juárez International Airport

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$120 million.  On May 18, 2005 a Mexican court ordered us to return the disputed land to the plaintiffs. However that decision and three subsequent constitutional claims (juicios de amparo) permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport. As of May 2008, the Court has not yet notified the Federal Government the order to appear in the proceeding.  In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of our concessions would require, our concession to operate the Ciudad Juárez International Airport would terminate.  In 2007, the Ciudad Juárez International Airport represented 5.8% of our revenue.  Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of our concessions the termination of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and that the Mexican federal government would be obligated to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that we would be so indemnified.

Property tax claims by certain municipalities

Administrative law proceedings were asserted against us by the municipalities of Chihuahua, Ciudad Juárez, Reynosa, Tampico, Mazatlán and Zihuatanejo for the payment of property taxes with respect to the real property on which we operate our airports in those cities.  The claims of the municipalities of Chihuahua and Tampico (which amounted to Ps.25.3 million and Ps.1.02 million respectively) were dismissed on April 11, 2008 and May 9, 2008, respectively.  The total amount of the property-tax claims outstanding, as recently updated to reflect additional amounts claimed since the proceedings were first asserted, in each of Reynosa, Zihuatanejo and Ciudad Juarez are Ps.59.5 million, Ps.1.6 million and Ps.1.8 million, respectively, although any of these amounts could increase if the underlying claims are not resolved in our favor.  Moreover, other municipalities where we operate our airports could assert similar claims.

On June 27, 2006, the municipality of Zihuatanejo issued a decree assessing taxes of Ps.4.3 million and a fine of Ps.4.3 million in respect property tax liability for the period from 1996 to 2000.  Pursuant to the decree, the municipality seized and attached two bank accounts of the Zihuatanejo International Airport and garnished rent paid by tenants located on concession property. These two bank accounts contained no funds at the time of their seizure.  The monthly amount of rent subject to garnishment is approximately Ps.88,442.  We have filed claims seeking to (i) annul the assessment of the fine on substantive and procedural grounds, (ii) stay the seizure and attachment pending appeal and final resolution of our legal challenge to the constitutionality of the underlying tax liability and (iii) recover amounts paid by Zihuatanejo International Airport’s tenants to the municipality as a result of the ordered garnishment.  On April 23, 2008 the Administrative Court issued a resolution that dismissed a portion of the claim corresponding to Ps. 8.6 million; as a consequence only a claim for Ps.1.6 million remains outstanding pending resolution before thee Administrative Court. We anticipate that the municipality may issue additional decrees assessing property taxes in respect of the period from 2000 to the present.

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

Claim for damages by Aero DaVinci Internacional, S.A. de C.V.

In May 2007 our Reynosa airport received notice of a lawsuit for damages and losses filed by Aero DaVinci International S.A. de C.V. (Aero DaVinci), a sublessee at the airport, in the amount of U.S.$3,900,000, in connection with the termination of Aeroservicios of Reynosa, S.A. de C.V.’s (Aeroservicios, the principal lessee) lease at the Reynosa airport for nonpayment of rent.  Upon termination of Aeroservisio’s lease (and effectively Aero DaVinci’s sublease), Aero DaVinci initiated legal proceedings against the Reynosa airport for damages and losses, including lost profits, in connection with its airplane taxi, cargo and charter service. On January 24, 2008, Aerodavinci abandoned the claim, and consequently the Court terminated the proceeding.

In addition, on May 2, 2007 our Tampico airport received notice of a lawsuit for reimbursement of legal fees asserted by Aero DaVinci for termination of its lease at the Tampico airport for nonpayment of rent.  The Tampico airport filed a claim against Aero DaVinci on February 22, 2005 to recover the unpaid rent under its lease, which was subsequently dismissed.  Aero DaVinci then asserted a legal proceeding against the Tampico airport for its legal fees in connection therewith in the amount of Ps.$2,962,000,000.  We filed documents contesting both of these claims.  On January 24, 2008, Aero DaVinci abandoned the claim, and consequently the court terminated the proceeding.

Relocation of a cargo tenant at Monterrey International Airport

As part of the expansion and modernization of cargo operations at Monterrey International Airport, we have entered into agreements with most of our cargo customers and the Mexican customs authorities under which they have agreed to relocate their operations to new facilities.  Braniff Air Freight and Company, S.A. de C.V., or Braniff, a cargo customer that leases a portion of the area originally dedicated to customs activities at the airport from Mexican customs authorities, asserted a legal claim challenging the validity of our relocation agreement with the Mexican customs authorities.  Although Braniff’s claim was dismissed, it has refused to vacate the space it occupies.  We brought a claim against the Mexican customs authorities seeking to cause them to relocate Braniff, and a Mexican court recently entered an initial judgment in our favor.  The Mexican customs authorities did not appeal such initial judgment and we are currently requesting the execution of the court’s order against the customs authorities.  Braniff and other cargo customers (Levisa, Salvador Daw Vidal and Braniff Despachos Advanales) challenged our efforts to seek this enforcement and obtained a suspension of the court order against the Mexican customs authority the fulfillment of the court resolution. As of the date hereof, the constitutional trials (or juicios de amparo) filed by Braniff and other cargo are pending.  In the event that the matter is not definitively resolved in favor of the Monterrey International Airport, Braniff and other cargo customers’ continued occupation of this space could impede the expansion and modernization of cargo operations as well as plans for the construction of new commercial terminals at the airport.

Administrative proceeding for potential environmental violations in Monterrey

On April 18, 2008, we were notified about an administrative investigation by the Mexican Federal Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente or PROFEPA) with respect to potential violations of environmental regulations in connection with the construction of Terminal B at the Monterrey International Airport, which was constructed on an allegedly forested area.  The notification alleged that the construction took place without the required feasibility studies and environmental analysis, in violation of the environmental regulations. We filed a formal answer with PROFEPA on May 12, 2008 in order to provide evidence that we have complied with all applicable environmental laws.  PROFEPA will then issue a resolution determining the sanction (if any), which they consider appropriate based on their analysis of the documentation we have provided.  If this investigation is not resolved in our favor, PROFEPA may impose sanctions on the Monterrey International Airport of up to 50,000-fifty thousand times the minimum wages currently applicable in Mexico City.

DIVIDENDS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation).  Our legal reserve fund was Ps.95.6 million at December 31, 2007 (excluding reserve amounts corresponding to 2007 net income), which represented 1% of our capital stock as of such date.

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

Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax (charged against cumulative net income and payable by us).  Companies are entitled to apply any corporate-level dividend tax on the distribution of earnings as a credit against their Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid.  Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.  Furthermore, dividends paid to resident and non-resident holders with respect to our Series B shares and ADSs are currently not subject to Mexican withholding tax.

Our current dividend policy seeks to ensure the tax efficient payment of dividends. Because any dividend we expect to pay will likely be subject to the corporate-level dividend tax referred to above, our dividend policy has been designed to ensure that any corporate level dividend tax we pay may be applied by us as a credit against its projected future corporate income tax liability in the year paid and in the subsequent two years.

Our current dividend policy has a fixed and a variable component paid annually in equal quarterly installments. The fixed component is Ps.325 million per year. The variable component will be based on the funds available for distribution in excess of the fixed component.

Our dividend policy presupposes that the declaration and amount of dividends that are paid are subject to (and determined by) the following factors:

•	compliance with applicable law regarding the declaration and payment of dividends with respect to any year including the establishment of the statutory legal reserve fund of 5%;

•
we must maintain sufficient cash reserves, as determined by our Board of Directors, necessary to cover our projected investments for the subsequent twelve months and our expected operating expenses for the subsequent six months;

•
the amount of dividends to be paid may be limited to the extent necessary to avoid generating a tax liability that cannot be credited against our expected income tax liability in the subsequent two years (which is the period during which Mexican law allows us to credit the corporate level dividend tax against our income tax liability); and

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

On January 31, 2007, our shareholders approved a proposal to include quarterly payment of dividends in our dividend policy.  Subject to the satisfaction of the factors mentioned above and the approval of the shareholders, any dividends that are approved will be payable by us to the holders of our shares following the shareholder meeting that approved such dividends in four equal payments on the following dates in any given year: July 15, October 15, January 15 and April 15.

On April 3, 2008, our shareholders approved a cash dividend of Ps. 434.2 million and the use of up to Ps. 300 million to repurchase shares. The dividend is Ps. 1.0856 per share, to be paid in four equal quarterly installments of Ps. 0.2714 per share each. Other resolutions of the Shareholders’ Meeting included: (i) ratification of all current members of the Board of Directors; (ii) designation of Independent Director Fernando Flores as the new Chairman of the Corporate Practices Committee; and (iii) modification of the Bylaws in order to strengthen corporate governance. The shareholders also agreed to postpone consideration of a proposal to modify the dividend policy to a future Extraordinary Shareholders’ Meeting.

Prior to September 22, 2006, we had not paid any dividends.  On September 22, 2006, prior to the effectiveness of our new dividend policy, we paid an aggregate dividend of Ps.446.7 million.  On April 27, 2007, our shareholders’ meeting approved payment of a dividend of Ps.444.1 million, which shall be paid in four equal quarterly installments as follows: Ps.107.4 on July 16, 2007, Ps.107.4 on October 15, 2007, Ps.107.4 on January 15, 2008 and Ps.107.4 on April 15, 2008. On April 3, 2008, our Shareholders’ meeting approved payment of a dividend of Ps.434.2, which shall be paid in 4 installments of Ps.108.5 each one, pursuant to the dividends policy.

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

The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars since our initial public offering is as follows:

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High

2007
Fourth Quarter	24.49	31.00	33.23	42.21

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
December, 2007	24.49	26.85	33.23	37.00
January, 2008	21.31	24.75	29.10	34.20
February, 2008	22.33	23.60	30.07	31.88
March, 2008	20.94	22.81	28.56	30.88
April, 2008	21.54	23.98	28.37	31.72
May, 2008	18.65	21.75	24.20	28.65
_______________
(1)	8 Series B shares per ADR.
Sources:	Mexican Stock Exchange and the New York Stock Exchange.

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

As of December 31, 2007, 125 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2007, the ten most actively traded equity issues (excluding banks) represented approximately 71% of the total volume of equity issues traded on the Mexican Stock Exchange.  Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in Mexico.

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

Our bylaws were further amended in the shareholders’ meeting held on April 3, 2008. In particular, the primary change concerned the elimination of the Nominations Committee and transfer of such Committee’s duties to the Shareholders Meeting and, where appropriate, to the Board of Directors.

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

•
to apply for and obtain, by any means, directly or through its subsidiaries, concessions and permits to manage, operate, build and/or develop airports, provide airport development services or conduct other related activities, including, without limitation, storage and other activities to supplement or improve its service offerings, and grant guaranties in respect of such concessions and permits. Subject to the applicable law and the terms of the relevant concessions, we may also receive, directly or through its subsidiaries, the proceeds from the use of any civilian airport infrastructure, the execution of any agreement, the provision of any service or the conduction of any business activity. We may also provide merchandise handling, storage and custody services at bonded facilities in the manner prescribed by the applicable law and subject to any necessary concessions or authorizations. We may also provide, coordinate, direct, supervise and/or render merchandise loading, unloading and handling services as provided by the applicable law;

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

•
to issue unsubscribed shares of any series of stock, which will be maintained as treasury shares for their delivery upon subscription, and to enter into option agreements with third parties providing for the right to subscribe and pay for any such shares. We may also issue unsubscribed shares pursuant to Article 53 and other related provisions of the Securities Market Law;

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

At each shareholders’ meeting for the election of directors (i) each person (or group of persons acting together) holding 10% of our capital stock in the form of Series B shares is entitled to designate one director, (ii) the holders of Series BB shares are entitled to elect three directors and their alternates pursuant to our bylaws, the participation agreement and the technical assistance agreement and (iii) the remaining members of the Board of Directors are to be elected by the holders of our capital stock (both the Series BB and the Series B shares, including those Series B holders that were entitled to elect a director by virtue of their owning 10% of our capital stock).  The candidates to be considered for election as directors by the shareholders will be proposed to the shareholders’ meeting by the Board.  Any slate of candidates proposed by the Board shall include independent directors to the extent required by the Mexican Securities Market Law and other applicable law.

Under the participation agreement, NAFIN, as trustee of the selling stockholder, Bancomext, ICA and SETA agreed that three of our directors are to be elected by SETA, as holder of the Series BB shares, three are to be elected by ICA. Five of our directors are independent.

Authority of the Board of Directors

The Board of Directors is our legal representative under Mexican law.  Pursuant to the Mexican Securities Market Law, the Board of Directors is required to approve, among other matters:

•	our general strategy;

•	annual approval of the business plan and the investment budget;

•	capital investments not considered in the approved annual budget for each fiscal year;

•	the proposal to increase our capital or that of our subsidiaries;

•	the approval of our five-year master development program and any amendments thereto for each of our airports to be submitted to the Ministry of Communications and Transportation;

•	the voting of the shares we hold in our subsidiaries;

•	our management structure and any amendments thereto;

•	the election of our Chief Executive Officer from the candidates proposed by the Series BB Directors and the approval of his compensation or his removal for cause;

•	any transfer by us of shares in our subsidiaries;

•
subject to the recommendation of the Corporate Practices Committee, among other matters (i) the guidelines for the use or enjoyment of the goods that are part of our patrimony or that of our subsidiaries, by any related party, (ii) any transaction with related parties, subject to certain limited exceptions, (iii) the authorization for any member of our board, relevant officers or person with power of command, to take advantage of business opportunities for his own benefit or for the benefit of third parties, that originally corresponded to us or the companies under our control or in which we have a significant influence, and that exceed the limits set forth under item (iii) of the next paragraph, and (iv) the establishment of guidelines for the appointment and compensation of executive officers, which must be consistent with the guidelines established in the Technical Assistance Agreement;

•
subject to the recommendation of the Audit Committee, among other matters (i) our financial statements and those of our subsidiaries, (ii) subject to certain limited exceptions, the acquisition and alienation by us, of our own stock, (iii) the guidelines for the granting of loans or any type of credits or guarantees to any related party, (iv) the guidelines regarding our internal controls, internal audits and those of our subsidiaries, (v) our accounting policies, including adjustments to our accounting principles to conform to or recognize those issued by the Commission, (vi) the hiring and termination of our external auditors, and (vii) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or U.S.$20 million, or (b) the giving of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of our consolidated assets, U.S.$40 million or in excess of the debt level set forth in the annual business plan, which must not exceed a 50% debt to capital ratio;

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of May 31, 2008:

Capital Stock

	As of May 31, 2008
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

Dividends and Distributions

At our annual ordinary general shareholders’ meeting, the Board of Directors will submit to the shareholders for their approval our financial statements for the preceding fiscal year.  Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation).  Additional amounts may be allocated to other reserve funds as the shareholders may from time to time determine including a reserve to repurchase shares.  The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock.  A full discussion of our dividend policy may be found in “Item 8. Financial Information - Dividends.”

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

Series BB shares may only be transferred after conversion into Series B shares, and are subject to the following rules:

•	SETA was required to retain at least 51% of its Series BB shares until June 14, 2007. Since June 14, 2007, SETA is free to sell in any year up to one eighth of such 51% interest in Series BB shares.

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

Shareholder Ownership Restrictions and Anti-Takeover Protection

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

•
the acquisition must be carried out against our paid in capital, and shares acquired will be held as treasury stock without any requirement to adopt a reduction in capital stock or to count them against capital stock, in which case, such shares will be converted to unsubscribed shares.  No shareholder consent is required for such purchases;

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

Aeroinvest and SETA have entered into a voting rights agreement providing for bloc voting with respect to their shares of our capital stock. See "Item 7. Major Shareholders and Related Party Transactions - Major Shareholders - Arrangements relating to Aeroinvest. An English translation of this agreement is filed as an exhibit to this Form 20-F.

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

The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this Form 20-F, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law.  Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States, and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 and 2007 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year.

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

Our principal exchange rate risk involves changes in the value of the peso relative to the dollar.  Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month.  In 2005, 2006 and 2007, approximately 16.4%, 16.2% and 14.5%, respectively, of our consolidated revenues were derived from passenger charges for international passengers.  Substantially all of our other revenues are denominated in pesos.  We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the technical assistance fee, to the extent paid based on the fixed minimum annual payment).  Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2007, we estimate that our revenues would have decreased by Ps. 27,512 million.

As of December 31, 2005, 2006 and 2007, 31.3%, 22.6% and 15.4%, respectively, of our cash and cash equivalents were denominated in dollars.  Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2007, we estimate that the value of our cash and cash equivalents would have increased by Ps. 27,053 million.

We did not have any foreign currency indebtedness at December 31, 2005, 2006 and 2007.  In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.  Depreciation of the peso relative to the dollar would also result in foreign exchange losses as the peso value of our foreign currency denominated indebtedness is increased.

At December 31, 2005, 2006 and 2007, we did not have any outstanding forward foreign exchange contracts or other derivative contracts.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2007.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2007, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

2.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

3.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2007.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework.

Based on our assessment and those criteria, our management believes that our company maintained effective internal control over financial reporting as of December 31, 2007.

(c)	Report of Independent Registered Public Accounting Firm on Internal Controls

Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu, the independent registered public accounting firm that has audited our consolidated financial statements, has also issued an attestation report on the effectiveness of our internal control over financial reporting. That report appears directly below.

To the Board of Directors and Stockholders of

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.:

We have audited the internal control over financial reporting, of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated June 9, 2008 expressed an unqualified opinion on those financial statements based on our audit and includes explanatory paragraphs regarding (1) the nature and effect of differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America and (2) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 2 to such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

C.P.C. A. Alejandra Villagómez García

Monterrey, Mexico

June 9, 2008

(d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, or internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board of Director has determined that Mr. Luis Guillermo Zazueta, a member of our Audit Committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this 16A. The shareholders’ meeting of April 3, 2008 ratified Mr. Luis Guillermo Zazueta, as the independent director required by the Mexican Securities Market Law and applicable NASDAQ listing standards, as an “audit committee financial expert” within the meaning of this Item 16A.  See “Item 6. Directors, Senior Management and Employees—Directors.”

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu (Deloitte), during the fiscal years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006	2007
	(thousands of pesos)
Audit fees	13,498	6,000
Audit-related fees	1,813	1,490
Tax fees	944	546
Other fees	635	1,237
Total fees	16,890	9,273

Audit fees in the above table are the aggregate fees billed by Deloitte in connection with audits of both our consolidated financial statements and those financial statements of our subsidiaries and other statutory audit reports.

Tax fees in the above table are fees billed by Deloitte for tax compliance.

Other fees in the above table are fees billed by Deloitte in connection with social security annual compliance review, Sarbanes-Oxley compliance review and a Technical Assistance Agreement compliance report.

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

The tables below set forth, for the periods indicated, the total number of shares purchased by us or on our behalf, or by or on behalf of an “affiliated purchaser”, the average price paid per share, the total number of shares purchased as a part of a publicly announced repurchase plan or program and the maximum number (or approximate dollar value) of shares that may yet be purchased under our plans and programs.

Shares repurchased by OMA pursuant to the share repurchase program

2007	(a) Total number of shares purchased	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs (1)	(d) Maximum number of shares that may yet be purchased under the plans or programs (1)
January 1-31	0	N/A	N/A	0
February 1-28	0	N/A	N/A	0
March 1-31	0	N/A	N/A	0
April 1-30	0	N/A	N/A	100,000,000
May 1-31	0	N/A	N/A	100,000,000
June 1-30	0	N/A	N/A	100,000,000
July 1-31	0	N/A	N/A	100,000,000
August 1-31	0	N/A	N/A	100,000,000
September 1-30	0	N/A	N/A	100,000,000
October 1-31	486,800	38,74	486,800	81,142,209
November 1-30	2,076,200	38.21	2,076,200	1,808,581
December 1-31	41,700	34.84	41,700	355,901
2007 Total	2,064,700
_______________
(1)
This column includes only the shares purchased by OMA with respect to our share repurchase program: on April 27, 2007, our shareholders approved the establishment of a share repurchase reserve in the amount of Ps. 400,000,000 and allocated up to Ps. 100,000,000 for share repurchases during the 2007 fiscal year.  Share repurchases began in October of 2007.  As of May 27, 2008, the Company had used Ps. 139,152,333 to repurchase a total of 3,985,700 Series B shares in accordance with the share repurchase program. On April 3, 2008, our shareholders authorized the use of an additional amount of Ps. 300,000,000 for repurchases of Series B shares during 2008, for a total of Ps. 400,000,000.

Shares purchased by Aeroinvest

2007	(a) Total number of shares purchased	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	0	0	N/A	N/A
February 1-28	0	0	N/A	N/A
March 1-31	0	0	N/A	N/A
April 1-30	0	0	N/A	N/A
May 1-31	0	0	N/A	N/A
June 1-30	0	0	N/A	N/A
July 1-31	0	0	N/A	N/A
August 1-31	29,000	34.39	N/A	N/A
September 1-30	0	0	N/A	N/A
October 1-31	2,441,400	40.14	N/A	N/A
November 1-30	8,725,400	39.34	N/A	N/A
December 1-31	1,345,200	35.64	N/A	N/A
2007 Total	12,541,000

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-41, incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of OMA.*

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

3.3
Voting Agreement among Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., División Fiduciaria and Banca Múltiple, J.P. Morgan Grupo Financiero, División Fuduciaria, English translation (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007).

4.1
Amended and Restated Monterrey Airport Concession Agreement and annexes thereto, English translation and a schedule highlighting the differences between this concession and OMA’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

4.2
Participation Agreement among OMA, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Dirección Fiduciaria, or NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreón, S.A. de C.V., Aeropuerto de San Luis Potosí, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V. (collectively, the "Concession Companies"), SETA, Constructoras ICA, S.A. de C.V., Aéroports de Paris and Vinci, S.A., with the appearance of Bancomext, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

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

8.1	List of subsidiaries of OMA (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007).

Exhibit No.	Description

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

_________
*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

By:	/s/ Víctor Humberto Bravo Martín
	Name:	Víctor Humberto Bravo Martín
	Title:	Chief Financial Officer

Dated:  June 11, 2008

Index to Financial Statements
Consolidated Financial Statements
for Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
and Subsidiaries

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries
(Subsidiary of Aeroinvest, S.A. de C.V.)

Consolidated Financial Statements for the Years Ended December 31, 2007, 2006 and 2005, and Report of Independent Registered Public Accounting Firm Dated June 9, 2008

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Grupo Aeroportuario del Centro Norte, S.A.B de C.V.:

We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with Mexican financial reporting standards.

Mexican financial reporting standards vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.  The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 9, 2008 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. A. Alejandra Villagómez García
Monterrey, N.L., Mexico
June 9, 2008

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Balance Sheets
At December 31, 2007 and 2006
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2007)

Assets	2007 (Convenience Translation; See Note 2)	2007		2006
Current assets:
Cash and cash equivalents (Note 4)	$160,870	Ps.	1,756,704	Ps.	1,672,994
Trade accounts receivable – net (Note 5)	23,864		260,600		251,329
Recoverable taxes	3,202		34,968		131,348
Other current assets	2,912		31,785		87,600
Total current assets	190,848		2,084,057		2,143,271
Property, real estate, machinery, equipment and improvements to concessioned properties – net (Note 6)	209,982		2,293,007		1,824,150
Rights to use airport facilities – net (Note 7)	366,336		4,000,390		4,126,235
Airport concessions – net (Note 7)	68,354		746,426		764,198
Other assets – net	962		10,508		16,096
Total	$836,482	Ps.	9,134,388	Ps.	8,873,950
Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$5,131	Ps.	56,031	Ps.	69,438
Accrued expenses and taxes other than income taxes	8,171		89,227		59,616
Accounts payable to related parties (Note 11)	3,232		35,289		34,905
Advances from customers	211		2,301		11,347
Dividends payable	19,680		214,901		-
Statutory employee profit sharing	855		9,347		8,930
Total current liabilities	37,280		407,096		184,236
Guarantee deposits	1,784		19,477		19,352
Employee retirement obligations (Note 8)	3,832		41,843		43,654
Deferred statutory employee profit sharing (Note 12)	9,545		104,230		110,342
Deferred income taxes (Note 13)	99,578		1,087,400		534,415
Total liabilities	152,019		1,660,046		891,999
Commitments and contingencies (Notes 14 and 15)
Stockholders’ equity (Note 9):
Capital stock – nominal value	403,685		4,408,239		4,437,132
Restatement for inflation of capital stock	161,941		1,768,394		1,779,985
Additional paid in capital	101		1,100		1,100
Retained earnings	60,834		664,312		1,501,745
Reserve for repurchase of shares	32,369		353,468		-
Additional liability for labor obligations (Note 8)	455		4,968		(11,872)
Cumulative initial effect of deferred income taxes	25,078		273,861		273,861
Total stockholders’ equity	684,463		7,474,342		7,981,951
Total	$836,482	Ps.	9,134,388	Ps.	8,873,950

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Income
For the years ended December 31, 2007, 2006 and 2005
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2007, except share and per share data)

	2007 (Convenience Translation; See Note 2)	2007		2006		2005
Revenues (Note 17):
Aeronautical services	$141,926	Ps.	1,549,827	Ps.	1,370,968	Ps.	1,192,249
Non-aeronautical services	31,825		347,526		316,343		287,628
	173,750		1,897,353		1,687,311		1,479,877
Operating costs:
Cost of services (Note 18)	38,533		420,777		397,465		389,037
General and administrative expenses	23,510		256,730		237,475		244,707
Concession taxes (Note 11)	9,002		98,307		84,635		72,643
Technical assistance fees (Note 11)	5,258		57,416		49,541		40,016
Depreciation and amortization	30,788		336,202		292,096		227,805
	107,091		1,169,432		1,061,212		974,208
Income from operations	66,660		727,921		626,099		505,669
Other (expenses) income – net (Note 12)	(695)		(7,584)		(30,679)		3,853
Net comprehensive financing income (cost):
Interest income – net	11,599		126,660		133,449		109,131
Exchange gain (loss) – net	1,090		11,905		12,446		(26,444)
Monetary position loss	(3,878)		(42,347)		(75,567)		(53,074)
	8,811		96,218		70,328		29,613
Income before income taxes	74,776		816,555		665,748		539,135
Current income tax expense (Note 13)	17,147		187,248		112,784		4,574
Deferred regular income tax (benefit) expense (Note 13)	(43,566)		(475,744)		83,727		153,455
Deferred business flat tax expense (Note 13)	98,339		1,073,859
Consolidated net income	$2,856	Ps.	31,192	Ps.	469,237	Ps.	381,106
Weighted average number of common shares outstanding (Note 9)	399,611,578		399,611,578		395,173,149		392,000,000
Basic and diluted earnings per share	$0.0072	Ps.	0.0781	Ps.	1.1874	Ps.	0.9722

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2007, 2006 and 2005
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2007, except share data)

		Capital stock
	Number of shares	Nominal value		Restatement for inflation of capital stock		Additional paid-in capital		Retained earnings		Reserve for repurchase of shares		Additional liability for labor obligations		Cumulative initial effect of deferred income taxes		Total stockholders’ equity
Balances as of January 1, 2005	392,000,000	Ps.	4,320,278	Ps.	1,773,715			Ps.	1,098,091		-		-	Ps.	273,861	Ps.	7,465,945
Comprehensive income	-		-		-		-		381,106		-		-		-		381,106
Balances as of December 31, 2005	392,000,000		4,320,278		1,773,715		-		1,479,197		-		-		273,861		7,847,051
Dividends declared (Ps.1.1167 per share)	-		-		-		-		(446,689)		-		-		-		(446,689)
Issuance of common stock	8,000,000		116,854		6,270		-		-		-		-		-		123,124
Additional paid in capital	-		-		-	Ps.	1,100		-		-		-		-		1,100
Comprehensive income	-		-		-		-		469,237		-	Ps.	(11,872)		-		457,365
Balances as of December 31, 2006	400,000,000		4,437,132		1,779,985		1,100		1,501,745				(11,872)		273,861		7,981,951
Dividends declared (Ps.1.1103 per share)	-		-		-		-		(444,125)		-		-		-		(444,125)
Capitalization approved by shareholders	-		-		-		-		(11,872)		-		11,872		-		-
Reserve for repurchase of shares	(2,604,700)		(28,893)		(11,591)		-		(412,628)	Ps.	353,468		-		-		(99,644)
Comprehensive income	-		-		-		-		31,192				4,968		-		36,160
Balances as of December 31, 2007	397,395,300	Ps.	4,408,239	Ps.	1,768,394	Ps.	1,100	Ps.	664,312	Ps.	353,468	Ps.	4,968	Ps.	273,861	Ps.	7,474,342

		Capital stock
	Number of shares	Nominal value	Restatement for inflation of capital stock	Additional paid-in capital	Retained earnings	Reserve for repurchase of shares	Additional liability for labor obligations	Cumulative initial effect of deferred income taxes	Total stockholders’ equity
Balances as of December 31, 2006 (Convenience translation; Note 2)	400,000,000	$406,331	$163,002	$101	$137,522	-	$(1,087)	$25,078	$730,947
Dividends declared ($0.1008 per share)	-	-	-	-	(40,671)	-	-	-	(40,671)
Capitalization approved by shareholders	-	-	-	-	(1,087)	-	1,087	-	-
Reserve for repurchase of shares	(2,604,700)	(2,646)	(1,061)	-	(37,786)	$32,369		-	(9,124)
Comprehensive income	-	-	-	-	2,856	-	455	-	3,311
Balances as of December 31, 2007	397,395,300	$403,685	$161,941	$101	$60,834	$32,369	$455	$25,078	$684,463

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2007, 2006 and 2005
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2007)

	2007 (Convenience Translation; See Note 2)	2007		2006		2005
Operating activities:
Net income	$2,856	Ps.	31,192	Ps.	469,237	Ps.	381,106
Items that did not require (generate) resources:
Depreciation and amortization	30,788		336,202		292,096		227,805
Employee retirement obligations – net	487		5,313		7,457		11,512
Deferred statutory employee profit sharing	(560)		(6,112)		27,990		-
Deferred income tax	50,640		552,985		81,087		141,705
	84,211		919,580		877,867		762,128
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable – net	(849)		(9,271)		(114,510)		(85,045)
Accounts receivable from Consorcio Aeroméxico, S.A. de C.V., a related party	-		-		91,136		64,456
Recoverable taxes	8,826		96,380		(96,749)		(35,343)
Other current assets	5,111		55,815		(64,496)		(8,605)
Increase (decrease) in:
Trade accounts payable	(1,228)		(13,407)		(2,900)		(16,805)
Accrued expenses and taxes other than income taxes	2,712		29,611		23,266		(1,545)
Accounts payable to related parties	35		384		8,457		5,426
Advances from customers	(828)		(9,046)		(7,306)		14,519
Guarantee deposits	11		125		6,938		1,074
Employee profit sharing	38		417		7,387		1,145
Net resources generated by operating activities	98,039		1,070,588		729,090		701,405

Financing activities:
Dividends paid	(20,991)		(229,224)		(446,689)		-
Issuance of common stock	-		-		123,124		-
Repurchase of shares	(9,125)		(99,644)		-		-
Additional paid-capital	-		-		1,100		-
Net resources used in investing activities	(30,116)		(328,868)		(322,465)		-

Investing activities:
Additions to property, real estate, machinery, equipment and improvements to concessioned properties	(60,257)		(658,010)		(440,235)		(274,712)
Other assets	-		-		-		(18,804)
Net resources used in investing activities	(60,257)		(658,010)		(440,235)		(293,516)
Cash and cash equivalents:
Net increase (decrease)	7,666		83,710		(33,610)		407,889
Balance at beginning of year	153,204		1,672,994		1,706,604		1,298,715
Balance at end of year	$160,870	Ps.	1,756,704	Ps.	1,672,994	Ps.	1,706,604

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2007, except share and per share data)

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

Company revenues are classified as aeronautical and non-aeronautical services.  Aeronautical services include those services provided to airlines and passengers as well as complementary services.  Non-aeronautical services include those services that are not essential for operating an airport, such as the lease of commercial premises, restaurants and banks.

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

The Company and its subsidiaries began operations on November 1, 1998.  The Company’s formation was part of the Mexican government’s plan to open the Mexican Airport System to private investors under a two-stage program developed by the SCT.  As part of the programs’ first stage, strategic partners were selected for each airport group (except the Mexico City Group) through public bidding processes.  The strategic partner would acquire 15% of the capital of the airport group and the obligation to enter into a participation contract as well as a contract to provide technical assistance services.  In the second stage of the privatization, part or all of the remaining equity holdings in each airport group would be offered to the general public in the securities markets.

On June 29, 1998, the SCT granted to the subsidiaries of GACN, concessions to manage, operate and develop the 13 airports that comprise the Central-North Group, and benefit from the use of the airport facilities for a period of 50 years beginning November 1, 1998.  The term may be extended by the SCT in one or more instances, not to exceed a total of an additional 50 years.  The value of the concessions of Ps. 5,813,656 (Ps. 3,962,405 historical pesos) was not determined by the Mexican government until June 2, 2000, the date on which Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), the Company’s strategic partner, acquired 15% of the Company.  On that date, the Company and the Mexican government determined the value of the concessions on the basis of the price paid by SETA which was recorded as a single asset in the Company’s financial statements~~,~~ and a corresponding credit to equity in favor of the Mexican government.

As a result of the public bidding process discussed above, in June 2000, a stock purchase agreement was executed between the Mexican government and SETA, whereby the Mexican government sold 15% of its then-outstanding equity interests in the Company to SETA.  SETA paid the Mexican government Ps. 1,214,375 (Ps. 864,056 historical pesos), excluding interest, in exchange for: (i) 58,800,000 Class I Series “BB” shares; (ii) an option to acquire from the Mexican government an additional 36% of the then-outstanding equity interest held by the Mexican government in the Company, in the event that such shares were not sold in a public offering within a specified time period (which was subsequently assigned to one of SETA’s stockholders; see below); (iii) the right and obligation to enter into various agreements, including a technical assistance and transfer-of-technology agreement as defined in the public bidding process; and (iv) a stock option agreement, according to which SETA had the option to subscribe up to 3% of the new Series “B” shares.

Significant events:

Business Flat Tax Law - On October 1, 2007, the Business Flat Tax Law (“IETU Law”) was enacted and provided for a new flat rate business tax (Impuesto Empresarial a Tasa Única, or “IETU”), which went into effect on January 1, 2008 (see Note 12).  Based on its financial projections, which were performed over a four year period and according to INIF 8, “Effects of the Business Flat Tax”, the Company determined that it will essentially pay IETU.  Therefore, as of December 31, 2007, the Company recorded a deferred IETU liability of Ps. 1,073,859, and cancelled the deferred regular income tax (“ISR”) liability of Ps. 597,506, recognizing the effect net in the statement of income of Ps. 476,353.  The impact of the IETU on the Company’s deferred tax balances did not affect the Company’s cash flows in 2007.

Initial Public Offering - On November 29, 2006, the Company carried out an initial public offering (“IPO”) under which the Mexican government sold its 48% participation in the Series B shares of the Company (including the exercise of the over allotment option) on the Mexican Stock Exchange and the NASDAQ Global Select Market.  A total of 192,080,000 shares were sold.  The Company did not receive any proceeds from the IPO.  As of December 31, 2007, 44.52% of the Company’s capital is owned by the public, 51.19% is held directly by Aeroinvest, the majority shareholder of SETA, and 4.29 % is owned by Aérports de Paris Management, S.A. (ADP).

Stock Split - On October 2, 2006, the Company’s shareholders approved a 1-for-14.69482276 reverse stock split of the Company’s outstanding common stock, reducing the number of shares outstanding at such date from 5,877,929,102 shares to 400,000,000 shares.

Share Issuance - On August 28, 2006, the Company’s shareholders approved the issuance of 8,000,000 Series “B” shares increasing the number of shares outstanding at such date from 392,000,000 shares to 400,000,000 shares.  On September 5, 2006, SETA acquired such shares through the exercise of a stock option at a price per share of $1.3527 (Ps. 14.6735).

Aeroinvest Option - The option of the 36% of Series “B” shares was assigned to and exercised by Aeroinvest during December 2005 at an exercise price per share of $1.4404 (Ps.15.3449).

In December 2005, in order to finance its acquisition from the Mexican government of Series “B” shares representing 36% of the Company’s capital stock, Aeroinvest entered into a $125 million loan agreement with WestLB AG that matures in May 2007.  On October 25, 2006, Halkin Finance Plc, an affiliate of Merrill Lynch & Co., purchased the loan from WestLB AG.  In June, 2007, Aeroinvest~~,~~ placed a long-term bond among qualified investors in the United States of America (Bond 144-A) to pay the credit.

2.	Basis of presentation and consolidation

Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.  These consolidated financial statements are presented in accordance with Mexican Financial Reporting Standards (“MFRS”).  Certain accounting practices applied by the Company vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).  See Note 21 for a discussion of such differences and for a reconciliation of the Company’s financial statements between MFRS and U.S. GAAP.

Convenience translation – The consolidated financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates.  The translations of Mexican peso amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of 10.92 Mexican pesos to one U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2007.  Such translations should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future, be converted into U.S. dollars at that rate or any other rate.

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

Comprehensive income (loss) –- Comprehensive income (loss) presented in the accompanying consolidated statements of changes in stockholders’ equity represents the Company’s total activity during each year and is comprised of the net income for the year, plus other comprehensive income (loss) items for the same period which are presented directly in stockholders’ equity without affecting the consolidated statements of income.  In 2007 and 2006, the other comprehensive loss item consists of the additional liability recognized for labor obligations.  In 2005, there were no other items in comprehensive income.

Classification of costs and expenses –- Costs and expenses presented in the consolidated statements of operations were classified according to their function due to the various business activities of the subsidiaries.  Consequently, cost of services is presented separately from other costs and expenses.

Income from operations – Income from operations is the result of subtracting cost of sales and general expenses from net sales.  While NIF B-3, “Income Statements”, does not require inclusion of this line item in the consolidated statements of income, it has been included for a better understanding of the Company’s economic and financial performance.

Reclassifications - Certain amounts in the consolidated financial statements as of and for the year ended December 31, 2006 and 2005 have been reclassified to conform to the presentation of the 2007 consolidated financial statements.

3.	Summary of significant accounting policies

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

Statements of income – Beginning January 1, 2007, the Company adopted new NIF B-3, which now classifies revenues, costs and expenses into ordinary and non-ordinary.  Ordinary items are derived from primary activities representing an entity’s main source of revenues.  Non-ordinary items are derived from activities other than those representing an entity’s main source of revenues.  Consequently, the classification of certain transactions as special and extraordinary was eliminated; these items are now part of other income and expenses and non-ordinary items, respectively.  Statutory employee profit sharing (“PTU”) should now be presented as an ordinary expense and no longer presented as a tax on income.  According to Interpretation of Financial Information Standards Number 4, “Presentation of Statutory Employee Profit Sharing in the Statement of Income”~~,~~ (“INIF 4”), PTU should be included within other income and expenses.  The main effect of adopting this NIF was the reclassification of current and deferred PTU for fiscal 2006 and 2005 of Ps. 41,484 and Ps. 1,524, respectively, to other income and expenses.

Related parties – Beginning January 1, 2007, the Company adopted NIF C-13, “Related Parties”, which broadens the concept “related parties” to include a) the overall business in which the reporting entity participates, b) close family members of key management or prominent executives, and c) any fund created in connection with a labor-related compensation plan. NIF C-13 also requires the following disclosures: 1) provides that companies may disclose that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; 2) requires disclosure of benefits granted to the entity’s key management or prominent executives).  Notes to the 2006 and 2005 consolidated financial statements were amended to comply with the new provisions.

Service Concession Arrangements – On November 30, 2006, the International Reporting Interpretations Committee issued Interpretation No. 12, “Service Concession Arrangements” (“IFRIC 12”), which became effective for fiscal years beginning on January 1, 2008 with early application permitted.  This interpretation deals with the accounting by private sector operators involved in supplying infrastructure assets and services to the public sector such as schools and roads.

The interpretation establishes that for the agreements that are within its scope, the infrastructure assets are not recognized as property, plant and equipment of the operator; rather, depending on the terms of the contract, the operator will recognize that: (i) a financial asset results when an operator constructs or makes improvements to the infrastructure~~,~~ in which the operator has an unconditional right to receive a specific amount of cash or other financial asset during the contract term, or (ii) an intangible asset results when the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after the construction is terminated, and in which the future cash flows of the operator have not been specified~~,~~ because they may vary depending on the use of the asset, and are therefore considered contingent, or (iii) both a financial asset and an intangible asset may result when the return/gain for the operator is provided partially by a financial asset and partially by an intangible asset.  The IFRIC establishes that revenues and costs related to construction or improvements be recognized as revenues during the construction phase, in accordance with IAS 11 "Construction Contracts".  The adoption of IFRIC 12 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

b.
Recognition of the effects of inflation – The Company restates its consolidated financial statements to Mexican peso purchasing power as of the most recent balance sheet date presented.  Accordingly, the consolidated financial statements of the prior year, that are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in prior years.  Recognition of the effects of inflation results mainly in inflationary gains or losses on nonmonetary and monetary items that are presented in the financial statements under the caption monetary position loss.  Monetary position loss represents the erosion of the purchasing power of monetary items caused by inflation and is calculated by applying Mexican National Consumer Price Index (INPC) factors to monthly net monetary position.  Losses result from maintaining a net monetary asset position.

Effective January 1, 2008, we adopted several accounting changes pursuant to Mexican FRS and their interpretations (INIFs).  In particular as per NIF B-10, “Effects of Inflation”, the effects of inflation will no longer be recognized in financial statements, effective January 1, 2008, in a non-inflationary environment. From such date on, the recording of inflation effects will only be required in an environment where cumulative inflation over the three preceding years is equal too r greater than 26%.  As a result of this change, we expect our financial statements in 2008 and subsequent periods to be expressed in nominal pesos.

c.
Cash and cash equivalents - This item mainly consists of bank deposits in checking accounts and daily investments of cash surpluses which may be immediately realized.  They are recorded at face value plus accrued yields which are recognized in results as they accrue.

d.
Property, real estate, machinery, equipment and improvements to concessioned properties – Expenditures for property, machinery and equipment, including improvements that form part to the concessioned properties and that increase the value of assets by increasing their service capacity, improving their efficiency or prolonging their useful lives, are capitalized.  These amounts are initially recorded at acquisition cost and are restated using the INPC.  Depreciation is calculated using the straight-line method beginning with the month following the purchase date, using final restated balances, based on the estimated remaining useful lives of the related assets, as follows:

Total years
Improvements to concessioned properties	8 to 20
Machinery and equipment	10
Office furniture and equipment	10
Vehicles	4
Computers	3.3

During 2006, the Company modified the rates used to determine the depreciation of runway surfaces, taxiways and platforms, by considering an estimated useful life of eight years for these assets, which is equivalent to an annual amortization rate of 12.5%. Through 2005, the amortization rate used by the Company was 5%. The change in estimate occurred based on technical studies carried out by the Company, which identified that the runway surfaces were wearing out more quickly than originally estimated, mainly due to increased traffic over original estimates as well as other factors including, but not limited to, temperature, rainfall, humidity and the size of aircraft utilizing the runways.  Based on the aforementioned factors, runways must be routinely resurfaced to keep them in optimum operating conditions.  The Company noted that it was resurfacing its runways much earlier than anticipated, for which reason it carried out the technical studies and changed the estimated lives of the runway surfaces.

The effect of the change in the useful life of the runway surfaces for the year ended December 31, 2006 was additional depreciation expense and a corresponding decrease to improvements to concessioned assets of    Ps. 31,369 with a resulting income tax benefit of Ps. 9,097 for a net effect on net income of Ps. 22,272 (Ps.0.056 per share).

e.
Rights to use airport facilities and airport concessions – This caption represents the value of the airport concessions and the related rights to use airport facilities granted by the SCT at each of the Company’s 13 airports.

In January 2003, in order to assign values to the concessioned assets at each airport, the Company obtained an appraisal performed by independent experts, on which basis the Company allocated the original cost of the concession to the airport terminals, runway surfaces, aprons, platforms, land and machinery.  Such assets are presented in the balance sheet under the caption “Rights to use airport facilities”, which are restated by considering factors derived from the INPC, and are amortized in accordance with the remaining useful lives of the concessioned assets determined in the appraisal (or as modified, as discussed in insert c above).

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

In accordance with MFRS, management considers that GACN, together with its 13 airport subsidiaries, can be considered an “independent cash generating unit”, as all formed part of the Central-North package included in the Mexican government’s bidding process.  In accordance with the terms established by the Mexican government, all of the Company’s 13 airports must be in operation, regardless of their individual results and are therefore evaluated for impairment on a consolidated basis.  For the year ended December 31, 2007, based on the analysis performed, the Company did not recognize any impairment losses.

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

h.	Provisions – Provisions are recognized for current obligations that result from past events, that are probable to result in the use of economic resources~~,~~ and that can be reasonably estimated.

i.
Statutory employee profit sharing - Statutory employee profit sharing is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of income.  Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and when there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.  PTU is determined based on taxable income, according to Section I of Article 10 of the Income Tax Law.

j.
Income taxes – Income taxes are recorded in the results of the year in which they are incurred.  Beginning in October 2007, based on its financial projections, the Company must determine whether it will incur regular income tax (“ISR”) or the new Business Flat Tax (“IETU”) and, accordingly, recognizes deferred taxes based on the tax it expects to pay in the future.  Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits.  Deferred tax assets are recorded only when there is a high probability of recovery.Tax on assets (“IMPAC”) paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

k.
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

l.
Concentrations of credit risk – Financial instruments that are subject to a potential credit risk due to non–compliance by the counterparty primarily consist of cash and cash equivalents and trade receivables from the Company’s principal domestic and international airline customers.  Cash and cash equivalents are maintained in different prestigious financial institutions in Mexico and mainly refer to bank deposits and immediately realizable investments.  With respect to trade accounts receivable, to reduce its credit risk, the Company conducts periodic evaluations of the financial situation of its customers and also requests specific guarantees or advances when deemed necessary.  The Company believes that its potential credit risk is adequately covered by the allowance for doubtful accounts that it has recognized. In 2007, 2006 and 2005, approximately 18.8%, 18.5% and 16.4%, respectively, of the Company’s accounts receivable correspond to amounts due from Compañía Mexicana de Aviación, S.A. de C.V. (“Mexicana”), approximately 24.2%, 28.3% and 29.1%, respectively, correspond to amounts due from Aerovías de México, S.A. de C.V. (“Aeromexico”), and approximately 13.6%, 11.7% and 17.5%, respectively, correspond to amounts due from Consorcio Aviacsa, S.A. de C.V.   In addition, of the Company’s consolidated revenues for the years ended December 31, 2007, 2006 and 2005, approximately 9.3%, 10.3% and 9.4%, respectively, correspond to revenues generated by Mexicana, approximately 13.2%, 16.9% and 19.1%, respectively, correspond to revenues generated by Aeromexico and approximately 7.9%, 9.6% and 10.1%, respectively, correspond to revenues generated by Consorcio Aviacsa, S.A. de C.V.

m.
Revenue recognition – Revenue is generated mainly from the rendering of aeronautical services (regulated revenues), which refer to the use of the airport facilities by airlines and passengers.  Aeronautical services consist of services that generate revenues necessary for the operation and proper functioning of an airport.  These revenues are subject to a system of prices regulated by the SCT, which establishes a maximum rate for such aeronautical and complementary services provided at each airport.  Such revenues are recognized when the services are rendered (see Note 17).

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

n.
Earnings per share – Basic earnings per common share are calculated by dividing consolidated net income by the weighted average number of shares outstanding during the year.  The Company does not have diluted securities for purposes of MFRS; therefore basic and diluted earnings per share are the same.

4.	Cash and cash equivalents

	2007		2006
Cash equivalents	Ps.	1,736,046	Ps.	1,543,928
Cash		20,658		129,066
	Ps.	1,756,704	Ps.	1,672,994

5.	Trade accounts receivable

	2007		2006
Accounts receivable	Ps.	269,894	Ps.	260,571
Allowance for doubtful accounts		(9,294)		(9,242)
	Ps.	260,600	Ps.	251,329

Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing form the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

Accounts receivable (including amounts from Consorcio Aeroméxico, S.A. de C.V.) includes balances invoiced to domestic and international airlines for passenger charges at December 31, 2007 and  2006, amounting to Ps.267,400 and  Ps.222,931, respectively.

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

6.	Property, real estate, machinery, equipment and improvements to concessioned properties

	2007		2006
Improvements to concessioned properties	Ps.	2,102,094	Ps.	1,807,940
Machinery and equipment		247,354		204,098
Land		122,219		-
Office furniture and equipment		49,906		47,278
Vehicles		117,499		113,191
Computers		21,583		20,453
		2,660,655		2,192,960
Accumulated depreciation and amortization		(697,746)		(516,628)
		1,962,909		1,676,332
Construction in-progress		330,098		147,818
	Ps.	2,293,007	Ps.	1,824,150

Amortization for the years ended December 31, 2007, 2006 and 2005 related to improvements to concessioned properties was Ps. 150,594, Ps. 112,141 and Ps. 60,697, respectively.  Depreciation for the years ended December 31, 2007, 2006 and 2005 related to property, machinery and equipment was Ps. 33,603, Ps. 28,257 and Ps. 22,560, respectively.  In addition, for the years ended December 31, 2007, 2006 and 2005, the Company incurred Ps.8,388, Ps. 8,090 and Ps. 941, respectively related to the amortization of other assets.

Construction in-progress refers mainly to the rehabilitation of the runways at the Durango and Ciudad Juárez airports, the construction of Terminal B at the Monterrey airport and the remodeling of the Monterrey airport’s Terminal C.

7.	Rights to use airport facilities and airport concessions

As described in Note 3 e., effective January 1, 2003, the total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the net replacement value of the assets determined by an independent appraiser; at any airport concession where the cost exceeded the appraised value, such excess was recognized within the airport concessions caption.  The allocation was determined as set forth below:

			Period of Remaining Amortization in Years
Cost of the concession from the SCT (Note 1 and 3e.)	Ps.	5,813,656
Appraised amount assigned to:
Rights to use airport facilities:
Runways, aprons and platforms	Ps.	1,528,878	27
Buildings		1,002,794	29
Other infrastructure		349,935	21
Land		2,043,447	42
		4,925,054
Airport concessions		888,602	42
Total cost	Ps.	5,813,656

The value of the rights to use airport facilities and airport concessions at December 31 is as follows:

	2007		2006
Rights to use airport facilities	Ps.	4,925,054	Ps.	4,925,054
Less – Accumulated amortization		(924,664)		(798,819)
	Ps.	4,000,390	Ps.	4,126,235

Airport concessions	Ps.	888,602	Ps.	888,602
Less – Accumulated amortization		(142,176)		(124,404)
	Ps.	746,426	Ps.	764,198

Amortization for rights to use the airport facilities and airport concessions for the years ended December 31, 2007, 2006 and 2005 were Ps. 143,617, Ps. 143,608 and Ps. 143,607, respectively.

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

•	Aeropuerto y Srvicios Auxiliares (“ASA”) has the exclusive right to supply fuel at the concessionaire’s airports.

•	The concessionaire must grant free access to specific airport areas to certain Mexican government agencies, so that they may carry out their activities within the airports.

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

The present values of these obligations and the rates used for the calculations are:

	2007		2006
Accumulated benefit obligation	Ps.	(32,231)	Ps.	(34,359)

Projected benefit obligation	Ps.	(34,555)	Ps.	(37,177)
Unrecognized items:
Transition obligation		4,683		6,438
Prior service costs and plan modifications		(17,076)		(17,852)
Variances for assumptions and adjustments based on experience		17,536		23,133
Net projected liability		(29,412)		(25,458)
Additional liability (recognized as an intangible asset and within stockholders’ equity)		(12,431)		(18,196)
	Ps.	(41,843)	Ps.	(43,654)

Real rates used in actuarial calculations:

	2007	2006	2005
	%	%	%
Discount of the projected benefit obligation at present value	4.50	5.00	4.50
Salary increase	1.50	1.50	1.00

Net period cost:

	2007		2006		2005
Service cost for the year	Ps.	7,818	Ps.	7,813	Ps.	11,557
Amortization of the transition obligation		1,992		1,998		-
Amortization of prior service costs and plan modifications		(1,022)		332		346
Amortization of the variances for assumptions		1,986		1,156		92
Interest cost for the year		1,667		1,432		459
Net period cost	Ps.	12,441	Ps.	12,731	Ps.	12,454

9.	Stockholders’ equity

a.
At December 31, 2007, a total of 400,000,000 Class I shares, consisting of 58,800,000 Series “BB” shares and 341,200,000 Series “B”, were issued.  As of December 31, 2006 and 2005, the total number of authorized Class I shares was 404,123,711, of which 58,800,000 consisted of Series “BB” and 345,323,711 of Series “B” shares.  As of December 31, 2005, 12,123,711 of the Class I Series "B" shares, remained unissued and represented SETA’s option to acquire 3 % of the Company’s shares.

b.	The subscribed and paid-in capital stock at December 31, 2007, 2006 and 2005 is solely comprised of fixed capital and is represented by ordinary, registered no-par shares and is composed as follows:

	2007
	Number of shares	Historical value		Restatement effect		Restated capital stock
Fixed capital:
Series B, Class I	341,200,000	Ps.	3,792,513	Ps.	1,515,334	Ps.	5,307,847
Series BB, Class I	58,800,000		644,619		264,651		909,270
Treasury shares	(2,604,700)		(28,893)		(11,591)		(40,484)
Total	397,395,300	Ps.	4,408,239	Ps.	1,768,394	Ps.	6,176,633

	2006
	Number of shares	Historical value		Restatement effect		Restated capital stock
Fixed capital:
Series B, Class I	341,200,000	Ps.	3,792,513	Ps.	1,515,334	Ps.	5,307,847
Series BB, Class I	58,800,000		644,619		264,651		909,270
Total	400,000,000	Ps.	4,437,132	Ps.	1,779,985	Ps.	6,217,117

	2005
	Number of shares	Historical value		Restatement effect		Restated capital stock
Fixed capital:
Series B, Class I	333,200,000	Ps.	3,675,659	Ps.	1,509,064	Ps.	5,184,723
Series BB, Class I	58,800,000		644,619		264,651		909,270
Total	392,000,000	Ps.	4,320,278	Ps.	1,773,715	Ps.	6,093,993

c.
On April 27, 2007, at the Stockholders' Ordinary General Meeting, the following matters were approved:  to increase the legal reserve by Ps. 23,354; to declare dividends of Ps. 444,125, of which at December 31, 2007, Ps. 214,901 had not been paid; the creation of a reserve to repurchase the Company’s shares of Ps. 412,628  and the capitalization of the balance related to the additional liability for labor obligations of Ps.11,872, against the restatement of retained earnings.

d.
On August 28, 2006, the Company’s shareholders approved the issuance of 8,000,000 Series “B” shares.  On September 5, 2007, SETA acquired such shares through the exercise of a stock option granted to it by the Company as mentioned in Note 1.

e.	On August 28, 2006, at the Stockholders’ Ordinary and Extraordinary General Meeting, the stockholders declared a dividend Ps. 446,689, which was paid on September 22, 2006.

f.
On October 2, 2006, the Company’s shareholders approved a 1-for-14.69482276 reverse stock split of the Company’s outstanding common shares, reducing the number of shares outstanding at such date from 5,877,929,102 shares to 400,000,000 shares.  All share, per share and option data in the accompanying consolidated financial statements and notes thereto have been retroactively restated to reflect the effects of the reverse stock split for all periods presented.

g.
As of December 31, 2007, the Company held in treasury shares repurchased with a cost basis of Ps. 99,644. This amount is represented by 2,604,700 Series “B” shares, which appear in the Statement of Changes in Stockholders’ Equity reducing the reserve for the repurchase of shares.  The weighted average number of shares outstanding during the year mentioned in Note 3.n. is affected considering the dates in which shares were repurchased.  On December 31, 2007, the market value of the Company’s shares as listed on the Mexican Stock Exchange was approximately 33.86 pesos.

h.
Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value in historical pesos.  The legal reserve may be capitalized but may not be distributed, except in the form of a stock dividend, unless the entity is dissolved.  The legal reserve must be replenished if it is reduced for any reason.  On December 31, 2007 and 2006 the legal reserve amounted to Ps. 95,554 and Ps. 72,200, respectively.

i.
Stockholders’ equity, except restated paid-in capital and tax retained earnings will be subject to income taxes payable by the Company at the rate in effect upon distribution.  Any tax paid on such distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

The balances of the stockholders’ equity tax accounts as of December 31 are as follows:

	2007		2006
Contributed capital account	Ps.	5,836,926	Ps.	5,836,926
Net taxable income account		119,795		18,242
Reinvested net taxable income account		33,503		33,508
Total	Ps.	5,990,224	Ps.	5,888,676

10.	Foreign currency balances and transactions

As of December 31 the foreign currency monetary position in thousands of U.S. dollars is as follows:

	2007	2006
Monetary assets	$24,939	$32,912
Monetary liabilities	(3,477)	(3,774)
Monetary asset position	$21,462	$29,138
Equivalent in Mexican pesos	Ps. 233,456	Ps. 324,884

Transactions denominated in foreign currency in thousands of U.S. dollars for the years ended December 31 were as follows:

	2007	2006	2005
Technical assistance fee	$5,154	$4,340	$3,373
Payment of insurance policies	1,509	1,416	1,571
Payments for machinery and maintenance safety equipment	2,202	-	-
Professional services, fees and subscriptions and expenses related to initial public offering	2,866	2,358	-

As of December 31, 2007, 2006 and 2005, the exchange rate of Mexican pesos per one U.S. dollar, as published by Banco de Mexico, was 10.8795, 10.8205, and 10.6344 pesos, respectively.

As of March 6, 2008, the exchange rate was 10.8510 pesos per one U.S. dollar.

11.	Balances and transactions with related parties

Balances with related parties at December 31 were as follows:

	2007		2006
Balances payable:
SETA	Ps.	32,563	Ps.	29,352
Grupo ICA, S.A. de C.V.		2,726		5,553
	Ps.	35,289	Ps.	34,905

Transactions with related parties, carried out in the ordinary course of business, for the years ended December 31 were as follows:

	2007		2006		2005
Revenues generated by aeronautical and non-aeronautical services provided to Consorcio Aeroméxico		-	Ps.	339,898	Ps.	527,367
Expenses:
Technical assistance fees and related out-of-pocket costs	Ps.	57,416		49,541		40,016
Concession taxes		-		77,224		72,632
Administrative services provided by Grupo ICA, S.A. de C.V.		-		4,877		-
Capital expenditures - Construction of the Terminal "B" at the Monterrey airport and rehabilitation of the runways in Culiacán, Ciudad Juárez, Chihuahua and the Durango airports provided by Ingenieros Civiles Asociados, S.A.de C.V. (1)		223,237		27,314		25,520

(1) The Company uses the services of an independent expert to supervise and ensure that the construction services are provided at current market rates for similar services.

The benefits granted to key personnel of the Company, were as follows:

	2007		2006		2005

Short- and long-term direct benefits	Ps.	43,842	Ps.	39,030	Ps.	53,734

The majority of the common stock of Consorcio Aeroméxico, S.A. de C.V. (“Consorcio Aeroméxico”) is owned by the Bank Savings Protection Institute (“IPAB”), a decentralized federal government entity, for which reason Consorcio Aeroméxico and the Mexican government were considered to be related parties of the Company up to November 29, 2006, on which date the Mexican government sold its participation in the Company through a public offering.

Technical assistance – The Company has executed a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years.  Currently, the Company is required to pay the greater of the fixed $3,000 component or 5% of consolidated operating income (as defined in the contract) annually for such services.  Beginning in 2006, the fixed $3,000 component will be updated according to the consumer price index of the United States of America.  In 2007, 2006 and 2005, 5% of consolidated operating income was greater than of the fixed $3,000.

As of December 31, 2007, SETA’s, stockholders were Aeroinvest, S.A. de C.V. (“Aeroinvest”) (subsidiary of Empresas ICA, S.A. de C.V.) with 74.5% and Aéroports de Paris, S.A with 25.5%.  Pursuant to the Company’s bylaws, SETA (as holder of the Company’s Series “BB” shares) has the right to present to the board of directors the name or names of the candidates for appointment of certain of the Company’s senior management, the right to appoint and remove the Company’s chief financial officer, chief operating officer and commercial director, the right to elect three members of the Company’s board of directors and the right to veto certain actions requiring approval of the Company’s stockholders (including the payment of dividends, the amendment of the Company’s bylaws and the amendment of its right to appoint certain members of senior management).  In the event of the termination of the technical assistance agreement, the Series “BB” shares will be converted into Series “B” shares resulting in the termination of these rights.   If at any time, prior to June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, it would lose its veto rights (but other special rights it possess as a Series “BB” shareholder would be unaffected) .  If at any time after June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, such shares must be converted into Series “B” shares, which would cause SETA to lose all of its special rights.  So long as SETA retains at least 7.65% of the Company’s capital stock in form of Series “BB” shares, all its special rights will remain in force.

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

12.	Other (expenses) income

Detail is as follows:

	2007		2006		2005

Statutory employee profit sharing – current	Ps.	(9,587)	Ps.	(8,985)	Ps.	(1,524)
Statutory employee profit sharing – deferred		2,097		(32,499)		-
Other (expenses) income		(94)		10,805		5,377
	Ps.	(7,584)	Ps.	(30,679)	Ps.	3,853

The principal items comprising deferred PTU are improvements to concessioned properties, machinery and equipment, rights to use airport facilities and airport concessions.

13.	Taxes on income

In accordance with the Mexican tax law, the Company is subject to ISR, and through 2007, to IMPAC.  ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values.  Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position.  As of 2007, the tax rate is 28%, in 2006 it was 29% and 2005 it was 30%.  Due to changes in the tax legislation, effective January 1, 2007, taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income.  PTU paid is fully deductible.

In 2007, IMPAC was calculated by applying 1.25% to the value of the assets of the year, without deducting any debt amounts.  Through 2006, IMPAC was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities, including liabilities payable to banks and foreign entities.  IMPAC is payable only to the extent that it exceeded ISR payable for the same period.

The Company is subject to ISR and, through 2007, IMPAC, on an individual entity basis.  The related tax results are combined in the consolidated financial statements.

Business Flat Tax Law - On October 1, 2007, the Business Flat Tax Law (“IETU Law”) was enacted and provided for a new flat rate business tax (Impuesto Empresarial a Tasa Única, or “IETU”), which went into effect on January 1, 2008.  IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU Law, less certain authorized deductions.  IETU payable is calculated by subtracting certain tax credits from the tax determined.  Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008.  IETU Law establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010.  Based on its financial projections, which were performed over a four year period and according to INIF 8, “Effects of the Business Flat Tax”, the Company determined that it will essentially pay IETU.  Therefore, as of December 31, 2007, the Company recorded a deferred IETU liability of Ps. 1,073,859, and cancelled the deferred regular income tax (“ISR”) liability of Ps. 597,506, recognizing the effect net in the statement of income of Ps. 476,353.  The impact of the IETU on the Company’s deferred tax balances did not affect the Company’s cash flows in 2007.

In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5, 2007 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in 2008.

The reconciliation of the statutory income tax rate and the effective tax rate as a percentage of income before income taxes for the years ended December 31 is as follows:

	2007%	2006%	2005%
Statutory rate	28.00	29.00	30.00
Effect of permanent differences, mainly non-deductible expenses, restatement of taxes and effects of inflation for financial and tax purposes	(4.86)	(1.19)	0.26
Change in valuation allowance for recoverable tax on assets paid and tax loss carryforwards	14.70	1.71	(0.95)
Effect of canceling the deferred ISR liability	(73.17)	-	-
Effect of adding the deferred IETU liability	131.51	-	-
Effective rate	96.18	29.52	29.31

At December 31, the main items comprising the liability balance for deferred taxes are as follows:

	2007		2006
Deferred ISR:
Assets:
Labor obligations and other current liabilities	Ps.	12,093	Ps.	30,291
Other		-		2,625
Liabilities:
Rights to use airport facilities and concessions		-		(1,369,321)
Others liabilities		(26,494)		(36,253)
Machinery and equipment		860		(146,146)
Net deferred ISR liability		(13,541)		(1,518,804)
	2007		2006
Tax loss carryforwards, net of valuation allowance of Ps. 866,198	Ps.	-	Ps.	873,987
Recoverable tax on assets paid		221,047		220,060
		207,506		(424,757)
Valuation allowance for recoverable tax on assets paid		(221,047)		(109,658)
Net deferred ISR liability		(13,541)		(534,415)
Deferred IETU:
Assets:
Fixed assets acquired between January 1998 to August 2007		111,928		-
Fixed assets acquired between September 2007 to December 2007		12,908		-
Credit from for the immediate deduction of tax loss carryforwards		5,546		-
Other deferred IETU assets		29,987		-
Deferred IETU asset		160,369		-
Liabilities:
Rights to use airport facilities and concessions		(830,694)		-
Improvements to concessioned properties, machinery, and equipment		(400,221)		-
Other deferred IETU liabilities		(3,313)		-
Deferred IETU liability		(1,073,859)		-
Total	Ps. (1,087,400)		Ps. (534,415)

The Company created a valuation allowance for the entire amount of tax loss carryforwards that can be offset against ISR taxable income in the calculation of the 2007 deferred taxes as a result of applying the guidance established by INIF 8.  Each airport concession has received approval from the Mexican Tax Authorities to carryforward their tax losses up to the earlier to occur of the date such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession.  Amounts as of December 31, 2007, as restated for inflation, are as follows:

Year of origin	Tax loss carryforwards
1998	Ps.	10,446
1999		208,677
2000		589,872
2001		593,194
2002		592,935
2003		499,400
2004		431,329
2005		47,688
2006		67,346
2007		52,677
	Ps. 3,093,564

In the calculation of deferred IETU, according to the paragraphs above, the effects of recoverable IMPAC paid of Ps. 221,047 were included; however, they have been fully reserved because there is not a high probability of recovering such amounts:

Year of expiration	Recoverable tax on asset
2012	Ps.	70,084
2013		62,814
2014		54,934
2015		15,212
2016		8,379
2017		9,624
	Ps. 221,047

14.	Contingencies

At December 31, 2007, resolution is pending on lawsuits filed against the following subsidiaries:

a.
A claim against the Ciudad Juárez airport was filed on November 15, 1995 claiming repossession of part of the land (240 hectares) where the International Airport of Ciudad Juárez is located, claiming that the land was incorrectly transferred to the Mexican government.  The plaintiff claims payment of $120,000[3] (Ps.1,311,540), given the impossibility of repossessing the land because of its utilization as an airport.  In May 2005, the Appeals Court ordered the Ciudad Juarez airport to return such land.  An appeal (seeking court relief on constitutional grounds) was filed by the Ciudad Juárez airport against this verdict, which was filed to request that the Appeals Court consider certain additional evidence and on such basis issue a new judgment.  On November 8, 2006, the Appeals Court vacated the May 2005 court order, nullified the underlying legal proceeding and dismissed the plaintiff’s claim without prejudice.  The plaintiff then filed a new appeal against this verdict.  On July 3, 2007, a Federal District Court ordered that the Federal Government be joined as a defendant in the proceeding, however, as of the date of the financial statements, the Court had not notified the federal Government of any order to appear, and the contingency remains in effect related to the plaintiff’s appeal.  If the resolution is not favorable to the Company, the economic repercussions of the lawsuit are expected to be the responsibility of the Mexican government, as established in the concession agreement, for which reason the Company has not recognized any liability in relation to this claim.

b.
Certain administrative law enforcement proceedings are in effect against some of the Company’s airports, the most important of which involves the Zihuatanejo airport, in relation to real estate property tax.  The Municipality of Zihuatanejo issued a ruling assessing an additional amount of Ps. 4,462 from what had originally been assessed for a total amount of Ps. 8,407.  In accordance with this ruling, the Municipality seized two of the airport’s bank accounts and attached the rentals paid by the lessees located on the concessioned property.  The bank accounts had no funds at the time of their seizure.  As a result of this notice by the Municipality, the Company recognized an additional liability of Ps. 5,189, for a total liability of Ps.8,407 in the Zihuatanejo airport.

c.
An administrative law enforcement proceeding against the Reynosa airport is in effect, in relation to real estate property tax of Ps. 59,367.  The Company filed a motion to dismiss the claim.  As of the issuance date of these financial statements, the ruling remains unresolved.

d.
An administrative law enforcement proceeding against the Chihuahua airport is in effect, in relation to real estate property tax of Ps. 25,317.  The Company filed a motion to dismiss the claim.  As of the issuance date of these financial statements, the ruling remains unresolved.

e.
The Company determines PTU based on Section I of Article 10 of the Mexican Income Tax Law; however, the tax authorities and/or the employees may disagree with this treatment, in which case the Company will file the necessary appeals in order to continue calculating PTU using its current methodology.

15.	Commitments

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

c.
The Company is required to invest in fixed assets and improvements in the concessioned properties according to a five-year Master Development Program (“MDP”) established in the concession agreement.  At December 31, 2007, the total amount committed for investments in fixed assets and improvements in concessioned properties under the MDP over the next five years is Ps. 2,145,791 (Ps. 1,890,102 historical pesos as of September 2004).  Part of these investments includes the requirement to install a security system for screening luggage.  However, as of December 31, 2007, the Company had not made these investments, as the specific terms had not yet been formalized with the respective airlines.  The expected amount of this investment is Ps. 494,398.  The required investment amount as of December 31, 2007 is Ps. 1,474,164, which is based on the assumption that the investment in the luggage review system will be performed in 2008.

d.	The anticipated investment amounts per year are as follows:

Year	Total amount
2008	Ps.	1,106,127
2009		266,853
2010		101,184
	Ps. 1,474,164

16.	Information by industry segments

The Company determines and evaluates its airports’ individual performances before allocating personnel-related costs and other costs incurred by Servicios Aeroportuarios del Centro Norte, S.A. de C.V. (“SACN”), the subsidiary that includes the Company’s senior management.  The following table shows a summary of the Company’s financial information by segment as it relates to the Monterrey Airport, the Acapulco Airport, the Mazatlán Airport, the Culiacán Airport, the Chihuahua Airport and the Zihuatanejo Airport.  The financial information relating to the remaining seven airports, as well as that of SACN and the Company (including investment in its subsidiaries) was combined and included under “Other”.  The elimination of the investment of the Company in its subsidiaries is included under “Eliminations”.

December 31, 2007	Monterrey		Acapulco		Mazatlán		Culiacán		Chihuahua		Zihuatanejo	Other		Eliminations		Total
Total revenues	Ps.	847,764	Ps.	148,388	Ps.	143,430	Ps.	145,194	Ps.	116,693	Ps. 96,193	Ps.	1,018,524	Ps.	(618,833)	Ps.	1,897,353
Income from operations		30,847		(1,813)		1,497		8,009		12,403	3,739		225,133		448,106		727,921
Interest income-net		106,584		9,808		12,950		2,127		4,628	1,402		(10,839)		-		126,660
Income tax expense		52,834		92,205		55,541		47,133		37,682	58,572		441,396		-		785,363
Total assets		4,121,807		834,154		738,957		551,894		534,104	560,300		9,672,540		(7,879,368)		9,134,388
Total liabilities		846,680		132,473		114,051		92,085		87,157	105,350		984,086		(701,836)		1,660,046
Capital expenditures		396,147		42,622		22,378		12,487		16,422	14,753		153,201		-		658,010
Property, machinery, equipment and improvements to concessioned properties		887,698		145,187		122,706		176,152		162,156	151,707		647,401		-		2,293,007
Depreciation and amortization		84,495		42,244		29,258		23,697		21,249	25,303		109,956				336,202
															-

December 31, 2006	Monterrey		Acapulco		Mazatlán		Culiacán		Chihuahua		Zihuatanejo		Other		Eliminations		Total
Total revenues	Ps.	746,924	Ps.	144,880	Ps.	128,351	Ps.	115,232	Ps.	99,565	Ps.	94,272	Ps.	1,334,943	Ps.	(976,856)	Ps.	1,687,311
Income from operations		91,722		20,037		15,762		14,151		12,227		11,576		635,970		(175,346)		626,099
Interest income-net		103,035		8,570		11,868		916		4,208		9,515		(4,663)		-		133,449
Income tax expense		32,480		7,780		4,421		3,706		3,371		5,915		138,838		-		196,511
Total assets		3,786,300		831,326		725,545		555,218		519,712		560,027		10,089,265		(8,193,443)		8,873,950
Total liabilities		573,711		41,926		53,249		57,861		49,465		51,959		646,052		(582,224)		891,999
Capital expenditures		166,480		28,872		25,204		26,438		52,252		22,777		118,212		-		440,235
Property, machinery, equipment and improvements to concessioned properties		531,883		121,107		113,216		178,288		159,881		152,364		567,411		-		1,824,150
Depreciation and amortization		76,080		38,252		26,313		20,283		15,604		19,141		96,423		-		292,096

December 31, 2005	Monterrey		Acapulco		Mazatlán		Culiacán		Chihuahua		Zihuatanejo		Other		Eliminations		Total
Total revenues	Ps.	643,651	Ps.	126,692	Ps.	121,265	Ps.	102,541	Ps.	86,551	Ps.	80,238	Ps.	749,663	Ps.	(430,724)	Ps.	1,479,877
Income from operations		336,923		12,155		28,519		32,112		21,629		15,010		319,630		(260,309)		505,669
Interest income-net		99,427		7,916		11,889		(1,012)		4,368		(1,505)		(11,952)		-		109,131
Income tax expense		64,927		9,666		11,051		9,554		6,462		7,164		49,205		-		158,029
Total assets		3,845,110		807,740		698,151		528,101		506,268		557,840		9,673,193		(8,024,829)		8,591,574
Total liabilities		734,095		51,521		50,099		39,915		72,101		64,775		376,288		(644,272)		744,522
Capital expenditures		64,922		13,620		9,097		7,227		28,131		30,017		140,502		-		293,516
Property, machinery, equipment and improvements to concessioned properties		397,317		107,078		98,127		163,090		116,141		138,983		503,578		-		1,524,314
Depreciation and amortization		65,703		30,367		23,210		18,811		13,219		17,266		59,229		-		227,805

In 2006, GACN instituted an internal management reporting strategy in order to improve its evaluation of the performance of its subsidiaries as one economic unit, thereby allowing it to make corporate allocations to and from its subsidiaries for the purpose of establishing sufficient cash flows at each subsidiary to support their respective obligations.  This strategy, affects the operating result per airport; however, these allocations do not impact the Company’s consolidated results as such effects are eliminated.  The information by segment for the year ended December 31, 2007 and 2006 shows the above-mentioned effects.  The segment information for the year ended December 31, 2005 does not include such changes as the Company did not implement the strategy until 2006, for which reason it is not comparable with the current presentation.

17.	Revenues

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

The following table presents an analysis for the years ended December 31, 2007, 2006 and 2005 of the Company’s revenues.

	2007		2006		2005
Aeronautical services
Airport services:
Landing	Ps.	119,624	Ps.	114,136	Ps.	113,241
Parking on embarking/disembarking platform		79,573		75,501		76,110
Parking on extended stay or overnight platform		16,513		17,013		14,615
Aerocars and jetways		23,093		24,818		27,582
Passenger and carry-on baggage check, national and international		22,614		19,293		17,683
Domestic passenger charges		884,738		729,015		594,759
International passenger charges		277,255		273,972		242,344
Complementary services – Airport real estate services and rights of access to other operators and complementary services		126,417		117,220		105,915
Total aeronautical services revenues		1,549,827		1,370,968		1,192,249
Non-aeronautical services
Car parking charges		105,499		90,814		81,827
Commercial concessions (1):
Retail operations		34,568		30,598		29,145
Food and beverages		31,596		24,733		18,487
Duty free		14,321		15,958		16,789
VIP lounges		33,980		30,311		29,464
Financial services		1,796		1,530		2,099
Communications and networks		3,981		3,925		3,595
Car rentals		29,633		23,773		20,882
Advertising		36,937		35,992		32,847
Time share		18,014		17,104		16,820
Complementary service providers		5,908		6,000		4,838
Expense recovery		155		-		-
OMA freight		15,221		13,837		12,752
Non-airport access fees		11,762		11,038		8,635
Miscellaneous commercial-related revenues		4,155		3,110		5,734
Total non-aeronautical services		-		7,620		3,714
Total revenue		347,526		316,343		287,628
Aeronautical services	Ps. 1,897,353		Ps. 1,687,311		Ps. 1,479,877

(1)
Non-aeronautical service revenues are earned based on the terms of Company’s operating lease agreements.  Lease agreements are based on either a monthly rent (which generally increases each year based on the INPC) or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues.  Monthly rent and minimum guaranteed rent earned on the Company’s operating lease agreements are included under the caption “Commercial concessions” above.

At December 31, 2007, future minimum rentals are as follows:

Year	Amount
2008	Ps.	223,149
2009		109,440
2010		67,874
2011		38,440
Thereafter		109,887
Total	Ps.	548,790

Future minimum rentals, which generally include rents that are increased each year by the INPC, do not include the contingent rentals related to increases based on the INPC or contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent.  Contingent rentals earned during the years ended December 31, 2007, 2006 and 2005 were Ps. 68,379, Ps. 57,527 and Ps. 61,215, respectively.

Approximately 79%, 78% and 78% of consolidated revenues during the years ended December 31, 2007, 2006 and 2005, respectively, were generated by the six principal airports (Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua and Zihuatanejo).

18.	Cost of services

Cost of services for the years ended December 31 is as follows:

	2007		2006		2005
Employee cost	Ps.	143,067	Ps.	140,296	Ps.	127,341
Maintenance		53,900		54,836		53,841
Safety, security and insurance		74,933		68,921		71,681
Utilities		94,408		92,286		86,808
Other		54,469		41,126		49,366
	Ps. 420,777		Ps. 397,465		Ps. 389,037

19.	New accounting pronouncements

In 2007, the Mexican Board for Research and Development of Financial Information Standards (CINIF) issued the following NIFs and Interpretations of Financial Reporting Standards (“INIF”), which became effective for fiscal years beginning on January 1, 2008:

NIF B-2,	“Statement of Cash Flows”
NIF B-10,	“Effects of Inflation”
NIF D-3,	“Employee Benefits”
NIF D-4,	“Taxes on Income”
INIF 5,	“Recognition of the Additional Consideration Agreed To at the Inception of a Derivative Financial Instrument to Adjust It to Fair Value”
INIF 6,	“Timing of Formal Hedge Designation”
INIF 7,	“Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset”

Some of the significant changes established by these standards are as follows:

•
NIF B-2, “Statement of Cash Flows”.  This NIF establishes general rules for the presentation, structure and preparation of a cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position.  NIF B-2 requires that the statement show a company’s cash inflows and outflows during the period.  Line items should be preferably presented gross.  Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position).  In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or the indirect method.

•
NIF B-10, “Effects of Inflation”.  CINIF defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26% or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26%, in which case, no inflationary effects should be recognized in the financial statements.  Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders’ equity and charged to current earnings of the period in which the originating item is realized.

•
NIF D-3, “Employee Benefits”.  This NIF includes current and deferred PTU.  Deferred PTU should be calculated using the same methodology established in NIF D-4.  It also includes the career salary concept and the amortization period of most items is reduced to five years, as follows:

•	Items will be amortized over a 5-year period, or less, if employees’ remaining labor life is less than the:

-	Beginning balance of the transition liability for severance and retirement benefits
-	Beginning balance of past service cost and changes to the plan
-
Beginning balance of gains and losses from retirement benefits, according to actuarial calculations, should be amortized over a 5-year period (net of the transition liability), with the option to fully amortize such item against the results of 2008.

Beginning balance of gains and losses from severance benefits, according to actuarial calculations, should be amortized against the results of 2008

•
NIF D-4, “Income Taxes”. This NIF relocates accounting for current and deferred PTU to NIF D-3, eliminates the permanent difference concept, redefines and incorporates various definitions and requires that the cumulative ISR effect be reclassified to retained earnings, unless it is identified with some of the other comprehensive income items that have not been applied against current earnings.

•
INIF 5, “Recognition of the Additional Consideration Agreed To at the Inception of a Derivative Financial Instrument to Adjust It to Fair Value”. INIF 5 states that any additional consideration agreed to at the inception of a derivative financial instrument to adjust it to its fair value at that time should be part of the instrument’s initial fair value and not subject to amortization as established by paragraph 90 of Bulletin C-10.  INIF 5 also establishes that the effect of the change should be prospectively recognized, affecting results of the period in which this INIF becomes effective.  If the effect of the change is material, it should be disclosed.

•
INIF 6, “Timing of Formal Hedge Designation”. INIF 6 states that hedge designations may be made as of the date a derivative financial instrument is contracted, or at a later date, provided its effects are prospectively recognized as of the date when formal conditions are met and the instrument qualifies as a hedging relationship.  Paragraph 51.a) of Bulletin C-10 only considered the hedge designation at the inception of the transaction.

•
INIF 7, “Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset”. INIF 7 states that the effect of a hedge reflected in other comprehensive income or loss resulting from a forecasted purchase of a non-financial asset should be capitalized within the cost of such asset, whose price is set through a hedge, rather than reclassifying the effect to the results of the period affected by the asset, as required by Paragraph 105 of Bulletin C-10.  The effect of this change should be recognized by applying any amounts recorded in other comprehensive income or loss to the cost of the acquired asset, as of the effective date of this INIF.

At the date of issuance of these consolidated financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

20.	Authorization for issuance of financial statements

On March 6, 2008, the issuance of these financial statements was authorized by Ing. Rubén Lopez Barrera General Director of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.  These consolidated financial statements are subject to approval at the ordinary stockholders’ meeting, where they may be modified based on provisions set forth by the Mexican General Corporate Law.

21.	Differences between MFRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with MFRS, which differs in certain respects from U.S. GAAP.  The consolidated financial statements prepared under MFRS include the effects of inflation as provided for under Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information”, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis.  The reconciliations to U.S. GAAP do not include the reversal of the adjustments required under Bulletin B-10.  The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting.  Bulletin B-10 also requires the restatement of all financial statements to pesos as of the date of the most recent balance sheet presented.

As mentioned in Note 19, NIF B-10, is effective January 1, 2008.  NIF B-10 revised the accounting for inflation such that the inflation accounting methods summarized in Note 3(c) will no longer apply unless the economic environment in Mexico qualifies as “inflationary” for purposes of MFRS. Given the cumulative inflation in Mexico for the three years ended December 31, 2007, the Mexican economic environment will not qualify as inflationary in 2008, thereby eliminating inflationary accounting in the Company’s consolidated MFRS financial statements.

The principal differences, other than inflation accounting, between MFRS and U.S. GAAP and their effects on consolidated net income and consolidated stockholders’ equity are presented below with an explanation of such adjustments:

	2007		2006		2005
Reconciliation of net income (loss):
Consolidated net income according to MFRS	Ps.	31,192	Ps.	469,237	Ps.	381,106
U.S. GAAP adjustments:
(i) Amortization of assets under concession		85,734		85,734		85,735
(ii) Amortization of airport concession		17,771		17,772		17,771
(iii) Depreciation of fixed assets recorded at predecessor cost basis		(3,164)		(3,167)		(3,168)
(iv) Deferred fees for technical assistance services		(10,133)		(19,731)		(7,367)
(v) Accrued vacation		(3)		(1,735)		(2,678)
(vi) Provisions for seniority premiums and severance payments		(4,232)		3,060		6,916
(vii) Deferred statutory employee profit sharing		(6,112)		27,989		(2,743)
Total U.S. GAAP adjustments before the effect of income taxes		79,861		109,922		94,466
(viii) Income taxes		(229,371)		(30,361)		(29,760)
Consolidated net (loss) income according to U.S. GAAP	Ps. (118,318)		Ps. 548,798		Ps. 445,812

	2007		2006
Reconciliation of stockholders’ equity:
Consolidated stockholders’ equity according to MFRS	Ps.	7,474,342	Ps.	7,981,951
U.S. GAAP adjustments:
(i) Cost of assets under concession		(3,683,547)		(3,683,547)
(i) Accumulated amortization of assets under concession		560,543		474,809
(ii) Amortized cost of airport concessions		(746,426)		(764,197)
(iii) Net carrying value of fixed assets recorded at predecessor cost basis		2,898		5,980
(v) Accrued vacation		(6,238)		(6,235)
(vi) Provision for seniority premiums and severance payments		3,224		(4,125)
(vii) Deferred statutory employee profit sharing		104,230		110,342
Total U.S. GAAP adjustments before the effect of income taxes		(3,765,316)		(3,866,973)
(viii) Income taxes		874,389		1,115,454
Consolidated stockholders’ equity according to U.S. GAAP	Ps.4,583,415		Ps.5,230,432

A summary of the changes in consolidated stockholders’ equity after giving effect to the aforementioned U.S. GAAP adjustments is as follows:

	Common stock		Additional paid-in capital		Retained earnings		Reserve for repurchase of shares	Accumulated other comprehensive income	Total stockholders’ equity
Balances at January 1, 2006	Ps.	1,708,028	Ps.	41,155	Ps.	3,230,541	-	-	Ps.	4,979,724
Increase in stockholder’s equity		150,821		(26,597)		-	-	-		124,224
Dividends paid		-		-		(446,689)	-	-		(446,689)
Deferred fees for technical assistance services		-		19,731		-	-	-		19,731
Comprehensive income:								-
Net income		-		-		548,798	-	-		548,798
Labor obligations		-		-		-	-	Ps. (5,608)		(5,608)
Total comprehensive income		-		-		548,798	-	(5,608)		543,190
Adjustment to initially apply FASB Statement No. 158, net of tax		-		-		-	-	10,252		10,252
Balances at December 31, 2006		1,858,849		34,289		3,332,650	-	4,644		5,230,432
Dividends paid		-		-		(444,125)	-	-		(444,125)
Deferred fees for technical assistance services		-		10,133		-	-	-		10,133
Comprehensive income:
Net loss		-		-		(118,318)	-	-		(118,318)
Labor obligations		-		-		-	-	4,937		4,937
Total comprehensive income		-		-		(118,318)	-	4,937		(113,381)
Repurchase of shares		(40,484)		-		(412,628)	Ps. 353,468	-		(99,644)
Balances at December 31, 2007	Ps. 1,818,365		Ps. 44,422		Ps.2,357,579		Ps. 353,468	Ps. 9,581	Ps.4,583,415

Condensed consolidated balances sheets and statements of income including the aforementioned U.S. GAAP adjustments, as of and for the years ended December 31, 2007 and 2006.

	2007		2006
Assets
Current assets:
Cash and cash equivalents	Ps.	1,756,704	Ps.	1,672,994
Other current assets		327,353		470,276
Total current assets		2,084,057		2,143,270
Property, real estate, machinery, equipment and improvements to concessioned properties – net		2,295,905		1,830,132
Assets under concession		877,388		917,496
Deferred income taxes		-		594,413
Other assets – net		6,342		9,773
Total	Ps. 5,263,692		Ps. 5,495,084

	2007		2006
Liabilities and stockholders’ equity:
Current liabilities	Ps.	421,398	Ps.	203,843
Long-term deferred income taxes		204,977		-
Other long-term liabilities		53,902		60,809
Total liabilities		680,277		264,652
Common stock		1,818,365		1,858,849
Additional paid-in capital		44,422		34,289
Retained earnings		2,357,579		3,332,650
Reserve for repurchase of shares		353,468		-
Accumulated other comprehensive income		9,581		4,644
Total stockholders’ equito		4,583,415		5,230,432
Total liabilities and stockholders’ equity	Ps.	5,263,692	Ps.	5,495,084

	2007		2006		2005
Net revenues	Ps.	1,897,353	Ps.	1,687,311	Ps.	1,479,877
Cost of operations:
Cost of services		419,725		397,687		384,761
General and administrative expenses		255,959		237,097		245,851
Concession taxes		98,307		84,635		72,643
Technical assistance fees		67,550		69,272		47,383
Depreciation and amortization		235,122		191,757		127,466
Statutory employee profit sharing		9,587		8,984		1,524
Total cost		1,086,250		989,432		879,628
Income from operations		811,103		697,879		600,249
Net comprehensive financing income		67,369		71,906		31,515
Other income (expense) – net		(94)		10,804		5,377
Income tax expense		996,696		231,791		191,329
Consolidated net (loss) income	Ps.	(118,318)	Ps.	548,798	Ps.	445,812
Weighted average number of common shares outstanding		399,611,578		391,624,384		389,060,000
Weighted average number of common shares and common share equivalents (unless antidilutive)		399,611,578		394,564,384		392,022,615

Basic earnings per share (in Mexican pesos)		(0.2961)		1.4013		1.1459
Diluted earnings per share (in Mexican pesos)		(0.2961)		1.3909		1.1372

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

For purposes of U.S. GAAP, since the concession arrangement provides the Company with the right to use the airports and related facilities for a 50-year term, and since the Company was created and controlled by the Mexican government at the date of the grant of the concessions, the arrangement is accounted for based on its economic substance as a contribution by the Mexican government of fixed assets including runways, aprons, platforms, buildings and other infrastructure, used to operate the airport facilities under the related concession agreements.  Throughout the 50-year concession term, the Mexican government retains title to the assets under concession.  Upon expiration of the concession term, use of the assets reverts to the Mexican government.  Pursuant to U.S. GAAP, the transfer of fixed assets was made among entities under common control.  Thus, under U.S. GAAP, the related assets were recognized at their carrying value in the records of the Mexican government, and are reflected as “assets under concession.”  The assets are depreciated over their remaining useful lives, or 22 years for other infrastructure, 30 years for buildings, and 28 years for runways, aprons and platforms.  Useful lives were determined by an independent appraiser and take into account major maintenance overhauls that the Company is required to perform on the assets to prolong their lives in accordance with its Master Development Programs.

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

In addition, as described in Note 11 to the consolidated financial statements prepared under MFRS, the concession arrangements require the Company to pay a concession tax, pursuant to the Mexican Federal Duties Law, currently equal to 5% of annual gross revenues, which is classified within operating expenses.  The Mexican Federal Duties Law is a law of general applicability and is not specifically directed to airport concession holders.  The concession tax under the Mexican Federal Duties Law is applicable to and payable by any concession-holder that uses state-owned assets, without regard to the value of state-owned assets used.  This annual payment is considered a tax rather than consideration paid in exchange for the Mexican government’s contribution of the concessioned assets, and is recognized as an operating expense when it becomes payable for both U.S. GAAP and MFRS purposes.

Accordingly, the reconciliation to stockholders´ equity under U.S. GAAP includes an adjustment to reduce the basis of the concessioned assets under MFRS to the net historical cost basis as recorded in the accounting records of the Mexican government at the time of transfer.  A corresponding adjustment is recognized to the Company’s consolidated net income for the related effects on depreciation expense

(ii) Airport concessions

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

The acquisition of these fixed assets also constitutes a transfer of assets between entities under common control, for which reason under U.S. GAAP such assets must be recognized at the cost basis of the predecessor at the time of transfer.  Accordingly, the reconciliation includes an adjustment to the value of such assets and the effect of the related depreciation.

(iv) Deferred fees for technical assistance services

As discussed in Note 1, in June 2000, the Company and SETA entered into a stock option agreement, whereby the Company granted SETA the right to acquire an additional three percent of the Company’s outstanding Series “B” common stock provided that SETA had complied with its obligations under the technical assistance agreement.  The option was exercisable in three tranches of one percent each, exercisable during a two-year period beginning June 14, 2003, June 14, 2004 and June 14, 2005, respectively, at an exercise price of $1.1286 (Ps.11.0198 nominal value), plus a 5% annual premium, subject to decrease based on any dividends paid by the Company. 1% expired, unexercised during 2005; the remaining 2% was exercised by SETA during 2006.

MFRS does not presently require the recognition of stock-based compensation costs.

Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Accounting for Stock-Based Compensation”, requires that all transactions in which equity instruments are issued to other than employees in conjunction with the selling of goods or services be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

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

Under variable accounting, the Company recognized a recovery of previously recognized expense and a corresponding debit to additional paid-in capital of Ps. 245 for the year ended December 31, 2005 and an expense and a corresponding debit to additional paid-in capital of Ps. 16,767 for the year ended December 31, 2004.  In 2006, for MFRS purposes, at the date of exercise of the option by SETA, the Company recognized Ps.122,812 of common stock and Ps. 1,100 of additional paid-in capital for the difference between the book value of the shares and the amount paid by SETA for such shares.  However, in accordance with SFAS No. 123R, for purposes of U.S. GAAP, given that the stock under option had no par value, the amount recognized as common stock would be represented by the sum of (i) the amount of cash proceeds received and (ii) the amounts previously credited to additional paid-in capital for services received earlier that were charged to compensation cost.  Accordingly, the stockholders’ equity statement under U.S. GAAP reflects the reclassification of Ps. 26,597 from additional paid-in capital to common stock, related to the 8,000,000 shares exercised.

Additional information related to the options outstanding for the years ended December 31, 2006 is as follows:

	Shares	Weighted Average Exercise Price (nominal value)
Outstanding at January 1	8,000,000	$1.4852	Ps.	15.7936
Exercised	(8,000,000)	$1.3527	Ps.	14,6735

The number of shares exercisable at December 31, 2005 were 8,000,000, at weighted-average exercise prices of $1.4852 (Ps. 15.7936 nominal value).  As of December 31, 2005, the weighted-average remaining contractual life of the outstanding option was .94 years.  On September 5, 2006, SETA exercised the remaining 2% under option, at an exercise price per share of $1.3527 (Ps. 14.6735 nominal value).  The decrease in the exercise price was due to an adjustment based on dividends paid to the Company’s stockholders in September 2006 as required by the terms of the option agreement.

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

Based on the fact that the five percent of SETA’s original investment held in the trust is forfeitable subject to compliance with the technical assistance agreement, the Company considers those shares to be compensatory and has recorded the fair value of these compensatory shares in a manner consistent with the stock option, applying variable accounting, resulting in a related expense and corresponding increase to additional paid-in capital of      Ps. 10,133, Ps. 19,731 and Ps. 7,614 in 2007, 2006 and 2005, respectively.

(v) Accrued vacation

Under MFRS, there are no specific pronouncements establishing standards to accrue for liabilities related to employees’ rights to receive compensation for future absences; therefore, amounts related to vacation benefits earned by the Company’s employees but not yet taken are expensed when paid.

Under U.S. GAAP, SFAS No. 43, “Accounting for Compensated Absences”, requires that such vacation benefits be accrued.  Accordingly, the Company has estimated such liability as of December 31, 2007 and 2006, and recognized the related expense in the U.S. GAAP reconciliation.

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

With respect to severance payments, prior to January 1, 2005, under MFRS, severance payments were recognized as a charge to income when paid.  Effective January 1, 2005, the Company adopted the revised provisions of Bulletin D-3, which require the recognition of a severance indemnity liability calculated based on actuarial computations.  The same recognition criteria under U.S. GAAP is established in SFAS No. 112, “Employers’ Accounting for Post employment Benefits”, which has been effective since 1994, and requires that a liability for certain termination benefits provided under an ongoing benefit arrangement be recognized when the likelihood of future settlement is probable.  Accordingly, the Company obtained an actuarial calculation related to such severance payments as if the Company had been recognizing a liability since its inception for U.S. GAAP purposes and recognized the related cost for the year ended December 31, 2004.

In 2005, the adoption of Bulletin D-3 resulted in a cumulative charge of Ps. 13,327 in the MFRS financial statements, of which Ps. 8,898 was recognized in the statement of income and Ps. 4,524 was recorded as a transition obligation to be recognized in future periods (as allowed by the transition guidance in the bulletin).  The cumulative effect included in the statement of income for MFRS purposes (which, due to materiality, was classified as cost of services) is reflected in the U.S. GAAP reconciliation for 2005 as an increase to income, since, for U.S. GAAP purposes, the Company was recognizing a provision each year.  This amount was offset by an additional period cost of Ps. 1,983 recognized under U.S. GAAP related to the differences in discount rates discussed above.

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

SFAS No. 158 is applicable to the Company’s seniority premium plan, as well as its liability recognized for severance, given that such liability is calculated using a methodology similar to SFAS No. 87, “Employers’ Accounting for Pensions”.  The adoption of SFAS No. 158 resulted in a decrease in seniority premiums of Ps.15,915 (net of tax of Ps. 6,189) and an increase in the severance liability of Ps. 5,663 (net of tax of Ps. 2,202), recognized within accumulated other comprehensive income, as shown in the rollforward of stockholders’ equity above.  In addition, prior to the application of SFAS No. 158 at December 31, 2006, the Company recognized an additional minimum liability (with a corresponding debit to accumulated other comprehensive loss) of Ps. 5,608 (net of tax of Ps. 2,181) related to changes in actuarial assumptions on its severance liabilities, based on the fact that the Company was paying such obligations to terminated employees earlier than previously estimated.

Further disclosures related to the Company’s seniority premiums and severance payment benefits required by U.S. GAAP are as follows:

The Company uses a December 31 measurement date for its seniority premiums plan and severance obligations.

	Seniority Premium Benefits				Severance Benefits
	2007		2006		2007		2006

Projected benefit obligation – unfunded status	Ps.	(3,716)	Ps.	(3,523)	Ps.	(30,709)	Ps.	(37,932)

	Seniority Premium Benefits		Severance Benefits
	2007		2007
Amounts recognized in accumulated other comprehensive income
Prior service cost, net of deferred tax of Ps. 5,207	Ps.	(13,394)	Ps.	-
Actuarial net (gain) or loss, net of deferred tax Ps. 1,482		(1,056)		4,869
	Ps.	(14,450)	Ps.	4,869

The Company expects that Ps. 374 of the items in other comprehensive income disclosed above will be recognized into earnings in 2008.

	Seniority Premium Benefits				Severance Benefits
	2007		2006		2007		2006
Change in benefit obligation:
Projected benefit obligation at beginning of year	Ps.	(3,523)	Ps.	(21,188)	Ps.	(37,932)	Ps	(22,322)
Service cost		(559)		(3,954)		(3,681)		(3,145)
Interest cost		(271)		(1,545)		(2,882)		(2,341)
Actuarial loss		371		2,458		10,736		(15,595)
Benefits paid		364		187		8,260		5,471
Prior service costs		-		20,519		-		0
Settlements		(98)		-		(5,210)		-
Projected benefit obligation at end of year	Ps. (3,716)		Ps. (3,523)		Ps.(30,709)		Ps.(37,932)
	Seniority Premium Benefits				Severance Benefits
	2007		2006		2007		2006
Components of net periodic pension cost:
Service cost	Ps.	559	Ps.	3,954	Ps.	3,681	Ps.	3,145
Interest cost		271		1,545		2,882		2,341
Amortization of net actuarial (gain) or loss		(1,263)		-		1,458		-
Settlements		83		-		2,717		-
Net periodic pension cost	Ps. (349)		Ps. 5,499		Ps.10,738		Ps. 5,486

	Seniority Premium Benefits		Severance Benefits
	2007	2006	2007	2006
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	8.00%	8.68%	8.00%	8.68%
Rate of compensation increase	5.00%	5.04%	5.00%	5.04%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:
Discount rate	8.50%	8.68%	8.50%	8.68%
Rate of compensation increase	5.00%	5.04%	5.00%	5.04%

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Seniority Premium Benefits		Severance Benefits
2008	Ps	408	Ps	4,753
2009		388		4,665
2010		419		4,412
2011		432		4,121
2012		451		3,934
Thereafter		2,496		17,010
	Ps. 4,594		Ps. 38,895

(vii) Deferred statutory employee profit sharing

As discussed in Note 3i, under MFRS, the Company calculates deferred employee profit sharing based on taxable income, according to Section I of Article 10 of the Income Tax Law.  The Company only recognizes a deferred statutory employee profit sharing asset or liability when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

However, for purposes of U.S. GAAP, the Company is required to follow SFAS No. 109, “Accounting for Income Taxes”, under which the Company must calculate deferred statutory employee profit sharing based on the temporary differences between the financial reporting basis and the statutory employee profit sharing basis of assets and liabilities for those subsidiaries of the Company that have employees in Mexico.  Using such methodology, because of the adjustments to the accounting value of the rights to use airport facilities and airport concessions under U.S. GAAP, a net deferred statutory employee profit sharing asset results.  U.S. GAAP prohibits the recognition of deferred statutory employee profit sharing assets.  Accordingly, the U.S. GAAP reconciliation includes an adjustment to remove the liability recognized for MFRS purposes but does not reflect the recognition of any deferred statutory employee profit sharing asset.

In addition, current statutory employee profit sharing is included in other (expenses) income for MFRS purposes.  Under U.S. GAAP, such cost is classified as an operating expense.  Accordingly, this difference, which does not affect the determination of consolidated net income for U.S. GAAP purposes, would decrease operating income by Ps. 9,587 Ps. 8,984 and Ps. 1,524 for the years ended December 31, 2007, 2006 and 2005, respectively.

(viii) Income taxes

Under MFRS, the Company accounts for deferred income taxes in accordance with Bulletin D-4, ”Income Tax, Asset Tax and Statutory Employee Profit Sharing”.  As a result of the new Business Flat Tax (“IETU”), which was enacted in 2007, the Company is required to determine what deferred tax effects if any the IETU has on its financial statements for both MFRS and U.S. GAAP purposes.  Based on its financial projections for purposes of MFRS, which were performed over a four year period and according to INIF 8, “Effects of the Business Flat Tax”, the Company determined that it will essentially pay IETU.  Therefore, as of December 31, 2007, the Company recorded a deferred IETU liability of Ps. 1,073,859, and cancelled the deferred regular income tax (“ISR”) liability of Ps. 597,506, recognizing the effect net in the statement of income of Ps. 476,353.

For U.S. GAAP purposes, under SFAS No. 109, the Company is required to address the tax consequences of both the ISR and the IETU regimes by scheduling the reversal of its temporary differences and to use the tax rates that are expected to apply each year.  Based on its financial projections, for purposes of U.S. GAAP, which were performed through the period its taxable temporary differences are expected to reverse, the Company concluded that it expects to alternate between both the ISR and IETU regimes.  As such, it scheduled the reversal of its inventories of temporary differences and determined by year whether the applicable reversing temporary differences were those under ISR or those under IETU and similarly what rate to apply to determine the appropriate amount of deferred tax assets and liabilities.  In addition, as the Company’s subsidiaries have net operating loss (NOL) carryforwards under the ISR regime, it used scheduling to demonstrate the amount of the NOL carryforwards it expects will more likely than not be realized.

As a result of U.S. GAAP adjustments to certain assets and liabilities, their U.S. GAAP accounting value differs from their accounting value under MFRS.  Accordingly, all adjustments for deferred income taxes for purposes of the U.S. GAAP reconciliation were determined based on the difference between the accounting values of assets and liabilities under U.S. GAAP and MFRS versus the tax values and applicable tax rates of such assets and liabilities.

In addition, deferred taxes are classified as non-current for MFRS purposes while they are based on the classification of the related asset or liability for U.S. GAAP purposes.

The most significant adjustments to deferred income taxes in the U.S. GAAP reconciliation are due to the differences in accounting for the cost of the airport concessions and the rights to use airport facilities, the cost of fixed assets acquired from the Mexican government and the accounting for tax loss carryforwards.  Because there is no value attributed to the airport concessions under U.S. GAAP and because the cost of the assets under concession for purposes of U.S. GAAP is lower in value than the fair value of those same assets recorded for MFRS purposes, a deferred tax asset results under U.S. GAAP as compared to a deferred tax liability under MFRS.

A reconciliation of the net deferred income tax liability from MFRS to a deferred tax liability and deferred tax asset under U.S. GAAP and the composition of the deferred income taxes under U.S. GAAP at December 31, 2007 and 2006, re-spectively are as follows:

Reconciliation of deferred income taxes:	2007		2006
Deferred income tax liability under MFRS	Ps.	(1,087,400)	Ps.	(534,415)
Effect of cost of airport concession and rights to use airport facilities		623,096		1,112,422
Effect of labor obligations		(6,632)		2,961
Effect of cost of fixed assets acquired from Mexican government		(54,848)		(1,675)
Tax loss carryforwards		311,480		-
Other		1,293		1,746
Total U.S. GAAP adjustments to net deferred income tax liability		874,389		1,115,454
Net deferred income tax (liability) asset under U.S. GAAP	Ps. (213,011)		Ps. 581,039

Composition of net deferred income tax assets (liabilities):

	2007		2006
Assets:
Provisions	Ps.	19,063	Ps.	16,699
Advances from customers		158		3,177
Other liabilities		-		4,333
Total current assets		19,221		24,209
Liabilities:
Other liabilities		(27,255)		(37,582)
Net current deferred tax liability	Ps.	(8,034)	Ps.	(13,373)

Non-current assets (liabilities):
Assets:
Provisions for seniority premiums and severance payments	Ps.	5,459	Ps.	13,414
IETU tax credits		9,509
ISR tax loss carryforwards		866,205		873,987
Recoverable tax on assets		221,047		220,060
Valuation allowance for tax loss carryforwards and recoverable tax on assets		(770,226)		(109,658)
Total non-current assets		331,994		997,803

Liabilities:
Airport concessions and assets under concession		(207,598)		(256,899)
Property, real estate, machinery, equipment and improvements to concessioned properties		(329,373)		(146,492)
Total non-current liabilities		(536,971)		(403,391)
Net non-current deferred income tax (liability) asset		Ps. (204,977)	Ps.	594,412

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination.  If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement.  Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit.  Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit.  FIN 48 became effective for fiscal years beginning after December 15, 2006 for public entities and their subsidiaries.  The Company adopted FIN 48 as of January 1, 2007, as required.  The provisions of FIN 48 were applied to all tax positions under SFAS No. 109 upon initial adoption.  The impact of adopting this interpretation was not material to the Company’s consolidated financial position, results of operations or cash flows.

It is the Company’s policy to classify interest and penalties related to income tax related matters within income tax expense and other expenses, respectively.   The Company’s operations are all located in Mexico.  The Mexican Tax Law allows the tax authorities five tax years that remain subject to examination.

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

Diluted earnings per share for the year ended December 31, 2006 and 2005 includes 2,940,000 equivalent shares from the forfeitable shares, which are considered to be contingently issuable under SFAS No. 128, and thereby are included in the calculation of diluted EPS until such time as the contingency is resolved, at which time they will become a part of basic EPS. For the year ended December 31, 2007, such potentially dilutive shares were excluded from the computation of diluted earnings per share was antidulitve.

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

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, prepared in accordance with U.S. GAAP, are as follows:

	2007		2006		2005
Numerator
Net (loss) income under U.S. GAAP	Ps.	(118,318)	Ps.	548,798	Ps.	445,812
Denominator (share amounts)
Weighted average number of common shares outstanding		399,611,578		391,624,384		389,060,000
Dilutive effects of stock option		-		-		22,615
Dilutive effects of forfeitable shares		-		2,940,000		2,940,000
Total potential dilutive shares		399,611,578		394,564,384		392,022,615
Basic earnings per share		(0.2961)		1.4014		1.1459
Diluted earnings per share		(0.2961)		1.3909		1.1372

(b) Statement of cash flows — Under MFRS, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position”, which identifies the generation and application of resources as the differences between beginning and ending financial statement balances in constant Mexican pesos.

As mentioned in Note 19, NIF B-2, is effective January 1, 2008.   NIF B-2 requires that the statement shows a company’s cash inflows and outflows during the period and establishes general rules for the presentation, structure and preparation of a cash flow statement and replaces the statement of changes in financial position on a prospective basis

For U.S. GAAP purposes, the Company presents its supplemental cash flow information in accordance with SFAS No. 95,” Statement of Cash Flows”, presenting cash movements, excluding of the effects of inflation in each individual line item in the balance sheet reported under U.S. GAAP. Such information for the years ended December 31, 2007, 2006, and 2005 is presented below:

	2007		2006		2005
Cash flows from operating activities:
Consolidated net (loss) income	Ps.	(118,318)	Ps.	548,798	Ps.	445,812
Adjustments to reconcile net income to cash provided by operating activities:
Other provisions		-		-		26
Depreciation and amortization		235,122		191,757		127,466
Deferred fees for technical assistance services		10,133		19,732		7,367
Bad debt expense		387		(12,824)		(11,266)
Provisions for seniority premium and severance payments		(5,530)		(358)		5,852
Deferred income tax expense		772,999		69,927		121,746
Changes in operating assets and liabilities:
Accounts receivable		(18,763)		(19,430)		(16,011)
Recoverable taxes		91,621		(81,760)		16,694
Other current assets		52,641		(65,396)		(9,072)
Accounts payable and other accruals		17,570		36,565		(19,562)
Accounts payable to related parties		1,649		9,487		6,077
Advances from customers		(8,635)		(6,578)		14,653
Value-added tax payable		3,569		(10,685)		361
Statutory employee profit sharing		740		7,447		1,158
Guarantee deposits		826		7,422		1,438
Net cash provided by operating activities		1,036,011		694,103		692,739
Cash flows from investing activities:
Acquisitions of property, machinery, equipment and improvements to concessioned properties		(657,018)		(458,262)		(286,083)
Net cash used in investing activities		(657,018)		(458,262)		(286,083)
Cash flows from financing activities:
Dividends paid		(229,224)		(446,689)		-
Repurchase of shares		(99,644)		-		-
Increase in capital		-		124,224		-
Net cash used in financing activities		(328,868)		(322,465)		-
Effect of inflation on cash and cash equivalents		33,585		53,014		1,234
Net increase (decrease) in cash and cash equivalents		83,710		(33,610)		407,890
Cash and cash equivalents at beginning of the year		1,672,994		1,706,604		1,298,714
Cash and cash equivalents at end of the year	Ps.	1,756,704	Ps.	1,672,994	Ps.	1,706,604

Cash paid for:

Income taxes	Ps.	134,680	Ps.	216,352	Ps	47,867

Supplemental schedule of noncash investing activities:

Acquisitions of property, machinery, equipment and improvements to concessioned properties on account	Ps.	20,193	Ps.	19,113	Ps.	7,681

(c) Valuation and qualifying accounts (MFRS) –

Description	Balance at beginning of the year		Additions charged to costs and expenses		Inflation effects		Deductions		Balance at the end of the year
Allowance for doubtful accounts
2007	Ps.	9,242	Ps.	2,285	Ps.	(467)	Ps.	(1,766)	Ps.	9,294
2006		22,959		(9,843)		(894)		(2,980)		9,242
2005		35,366		(701)		(1,215)		(10,491)		22,959

Valuation allowance
2007		-	Ps.	866,205		-		-	Ps.	866,205

New U.S. GAAP Accounting Standards -

SFAS No. 157, ‘‘Fair Value Measurements’’, was issued in September 2006.  This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability.  The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  On February 12, 2008, the FASB issued FSP FAS 157-1 and FSP FAS 157-2, which remove leasing transactions accounted for under SFAS No. 13, “Accounting for Leases” from the scope of SFAS No. 157 and partially defer the effective date of SFAS No. 157 as it relates all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008.  The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value.  The objective is to expand the use of fair value measurements in accounting for financial instruments.  The fair value option permits a company to choose to measure eligible items at fair value at specified election dates.  A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company does not anticipate the adoption of this new accounting principle will have a material effect on its consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS No. 160 (a) amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied prospectively but to apply the presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements.  Early adoption is prohibited.   SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  The impact of this standard is dependant upon the level of future acquisitions.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations—a replacement of FASB No. 141. SFAS No. 141(R) requires (a) a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs.  SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense.  This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective), otherwise SFAS No. 141(R) must be applied prospectively.  The presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements.  Early adoption is prohibited.   SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  The impact of this standard is dependant upon the level of future acquisitions.

* * * * *