Form 20-F
period 2008-12-31
Central North Airport Group
filed 2009-06-11
CIK 1378239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

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

Victor Bravo
Aeropuerto International de Monterrey
Zona de Carga
Carretera Miguel Aleman, Km. 24 s/n
66600 Apodaca Nuevo Leon, Mexico
+ 52 81 8625 4327
vbravo@oma.aero
(Name, Telephone, E-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

InterAction Web Client.Ink Title of each class:	Name of each exchange on which registered
American Depositary Shares each representing 8 Series B shares	The NASDAQ Stock Market LLC
Series B shares	The NASDAQ Stock Market LLC*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐ N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP           ☐           IFRS           ☐           Other ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

(continued)

ii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

We publish our financial statements in Mexican pesos.  Pursuant to Mexican Financial Reporting Standards accepted in Mexico (Normas de Información Financiera), or MFRS, financial data for all periods up through December 31, 2007 in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F have been restated in constant pesos as of December 31, 2007, and financial data for all periods from and after January 1, 2008 in the financial statements included in Items 3, 5 and 8 and unless otherwise indicated, throughout this Form 20-F are expressed in nominal pesos.

This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.83 to U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2008, as published by the Federal Reserve Bank of New York.  On May 29, 2009 the Federal Reserve Bank of New York’s noon buying rate for Mexican pesos was Ps.13.18 to U.S.$1.00.

The following tables present a summary of our audited consolidated financial information and that of our subsidiaries for each of the periods indicated.  This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto.  Our consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”, individually referred to as Normas de Información Financiera or “NIFs”), which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP.  A reconciliation to U.S. GAAP to our net income and total stockholders’ equity is also provided in this summary financial data.  Information relating to the nature and effect of the principal differences between MFRS and U.S. GAAP is presented in Note 22 to the consolidated financial statements.

Through December 31, 2007, MFRS provided for the recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities using the Mexican National Consumer Price Index, or NCPI, restating the components of stockholders’ equity using the NCPI and recording gains or losses in purchasing power from holding monetary liabilities or assets.  Through December 31, 2007, MFRS required the restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented.  Our audited financial statements and all other financial information through December 31, 2007 contained herein are accordingly presented in constant pesos with purchasing power as of December 31, 2007, unless otherwise noted.

Effective January 1, 2008, we adopted several accounting changes pursuant to MFRS and their interpretations (INIFs).  In particular as per NIF B-10, “Effects of Inflation”, the effects of inflation will no longer be recognized in our financial statements, effective January 1, 2008, in a non-inflationary environment.  From such date on, the recording of inflation effects will only be required in an environment where cumulative inflation over the three preceding years is equal to or greater than 26%.  As a result of this change, our financial statements starting January 1, 2008 and for all subsequent periods are expressed in nominal pesos.

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

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2004.

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of Mexican pesos)					(thousands of dollars) (1)
Statement of Income data:
MFRS:
Revenues:
Aeronautical services(2)	1,083,709	1,192,249	1,370,968	1,549,827	1,617,195	116,934
Non-aeronautical services(3)	250,719	287,628	316,343	347,526	371,281	26,846
Total revenues	1,334,428	1,479,877	1,687,311	1,897,353	1,988,476	143,780
Operating costs:
Costs of services	358,555	389,037	397,465	420,777	458,820	33,176
General and administrative expenses	242,066	244,707	237,475	256,730	318,323	23,017
Technical assistance fee(4)	40,215	40,016	49,541	57,416	55,604	4,020
Concession tax(5)	64,882	72,643	84,635	98,307	101,642	7,349
Depreciation and amortization:
Depreciation(6)	31,990	22,560	28,257	32,872	39,306	2,842
Amortization(7)	183,857	205,246	263,839	303,330	327,413	23,674
Total depreciation and amortization	215,847	227,805	292,096	336,202	366,719	26,516
Total operating costs	921,565	974,208	1,061,212	1,169,432	1,301,108	94,078
Income from operations	412,863	505,669	626,099	727,921	687,368	49,702
Other income (expenses) net	4,607	3,853	(30,679)	(7,584)	104,792	7,577
Net comprehensive financing income (expense)	(15,343)	29,613	70,328	96,218	(11,451)	(828)
Income before income taxes	402,129	539,135	665,748	816,555	780,709	56,451
Income tax expense	93,858	158,029	196,511	785,363	238,906	17,275
Consolidated net income	308,269	381,106	469,237	31,192	541,803	39,176
Basic and diluted earnings per share(8)	0.7864	0.9722	1.1874	0.0781	1.3672	0.0989
Basic and diluted earnings per ADS(8)	6.2911	7.7778	9.4992	0.6248	10.9376	0.7904

U.S. GAAP:
Revenues	1,334,429	1,479,878	1,687,311	1,897,353	1,988,476	143,780
Income from operations	486,374	600,249	697,879	811,103	804,380	58,162
Consolidated net income	184,107	445,812	548,798	(118,318)	1,013,454	73,279
Basic (loss) earnings per share(8)	0.4732	1.1459	1.4013	(0.2961)	2.5574	0.1849
Diluted (loss) earnings per share(9)	0.4696	1.1372	1.3909	(0.2961)	2.5386	0.1836
Basic (loss) earnings per ADS(8)	3.7860	9.1673	11.2110	(2.3688)	20.4592	1.4793
Diluted (loss) earnings per ADS(9)	3.7569	9.0976	11.1271	(2.3688)	20.3088	1.4685

Other operating data:
Total terminal passengers (thousands of passengers)(10)	9,739	10,599	11,784	14,212	14,061	14,061
Total air traffic movements (thousands of movements)	346	362	383	424	387	387
Total revenues per terminal passenger(11)	137	139	143	134	141	11

	As of and for the year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of Mexican pesos)					(thousands of dollars)(1)
Balance sheet data:
MFRS:
Cash and cash equivalents	1,298,715	1,706,604	1,672,994	1,756,704	257,420	18,613
Total current assets	1,541,683	2,009,260	2,143,271	2,084,057	929,695	67,223
Airport concessions—net	799,743	781,971	764,198	746,426	728,655	52,687
Rights to use airport facilities—net	4,377,906	4,252,072	4,126,235	4,000,390	3,874,510	280,153
Total assets	8,054,256	8,591,575	8,873,950	9,134,388	9,863,282	713,180
Current liabilities	152,587	155,331	184,236	407,096	1,149,243	83,097
Total liabilities	588,307	744,522	891,999	1,660,046	2,333,522	168,728
Total stockholders’ equity(12)	7,465,949	7,847,053	7,981,951	7,474,342	7,529,760	544,452
U.S. GAAP:
Cash and cash equivalents	1,298,715	1,706,604	1,672,994	1,756,704	257,420	18,613
Total current assets	1,561,685	2,009,260	2,143,271	2,084,057	929,695	67,223
Assets under concession (“Rights to use airport facilities” under MFRS)	997,631	957,456	917,497	877,388	837,291	60,542
Total assets	4,731,229	5,220,539	5,495,086	5,263,692	6,292,200	454,967
Current liabilities	154,429	184,870	203,844	421,398	1,158,298	83,753
Total liabilities	204,683	240,789	264,653	680,277	1,204,791	87,114
Total stockholders’ equity	4,526,547	4,979,750	5,230,433	4,583,415	5,087,409	367,853
Dividend per share			1.1167	1.1103	1.0856	0.0785
Other data:
MFRS:
Net cash flows from operating activities					735,464	53,178
Net cash flows from financing activities					(352,146)	(25,461)
Net cash flows from investing activities					(1,882,602)	(136,124)
Net decrease in cash and cash equivalents					(1,499,284)	(108,407)
Net resources generated by operating activities	610,987	701,405	729,090	1,070,588
Net resources used in financing activities			(322,465)	(328,868)
Net resources used in investing activities	(278,938)	(293,516)	(440,235)	(658,010)
Increase in cash and cash equivalents	332,049	407,889	(33,610)	83,710
U.S. GAAP:(13)
Net cash provided by operating activities	606,224	692,739	694,103	1,036,011	799,809	57,831
Net cash used in investing activities	(278,819)	(286,083)	(458,262)	(657,018)	(1,948,393)	(140,882)
Net cash used in financing activities	-	-	(322,465)	(328,868)	(350,700)	(25,358)
Effect of inflation accounting	4,645	1,234	53,014	33,585	-	-
Increase (decrease) in cash and cash equivalents	332,049	407,889	(33,610)	83,710	(1,499,284)	(108,408)
_______________________

(1)
Translated into dollars at the rate of Ps.13.83 per U.S. dollar, the U.S. Federal Reserve noon buying rate for Mexican pesos at December 31, 2008.  Per share dollar amounts are expressed in dollars (not thousands of dollars). Operating data is expressed in units indicated.

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
(8)
For MFRS purposes, based on 392,000,000 weighted average common shares outstanding from 2004 through 2005, 395,173,149 weighted average common shares outstanding in 2006, 399,611,578 weighted average common shares outstanding in 2007 and 396,284,313 weighted average common shares outstanding in 2008.  For U.S. GAAP purposes, based on 391,624,384 weighted average common shares outstanding in 2006, 399,611,578 weighted average common shares outstanding in 2007 and 396,284,313 weighted average common shares outstanding in 2008.  Earnings per ADS are based on the ratio of 8 Series B shares per ADS.

(9)
Based on 394,564,384, 399,611,578 and 399,224,413 weighted average common shares and common share equivalents outstanding for the year ended December 31, 2006, 2007 and 2008, respectively.  Earnings per ADS are based on the ratio of 8 Series B shares per ADS.

(10)
Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).  Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).

(11)	Total revenues for the period divided by terminal passengers for the period. Expressed in pesos (not thousands of pesos).
(12)	Total stockholders’ equity under MFRS reflects the value assigned to our concessions. Under U.S. GAAP, no value has been assigned to our concessions.
(13)	U.S. GAAP cash flow data is expressed in nominal Mexican pesos.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate expressed in pesos per U.S. dollar.  The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period.  The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos.  All amounts are stated in pesos and have not been restated in constant currency units. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2004	11.64	10.81	11.15	11.31
2005	11.41	10.41	10.63	10.88
2006	11.46	10.43	10.80	10.91
2007	11.27	10.67	10.92	10.93
2008	13.94	9.92	13.83	11.14
December 2008	13.83	13.09	13.83	11.14
2009:
January 2009	14.33	13.33	14.33	13.88
February 2009	15.09	14.13	15.09	14.61
March 2009	15.41	14.02	14.21	14.65
April 2009	13.89	13.05	13.80	13.39
May 2009	13.82	12.88	13.18	13.19
______________
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

On December 31, 2008, the Federal Reserve noon buying rate was Ps. 13.83 per U.S.$1.00. On May 29, 2009, the Federal Reserve noon buying rate was Ps. 13.18 per U.S. $1.00.

For a discussion of the effects of fluctuations in the exchange rates between the peso and the U.S. dollar, see “Item 10.  Additional Information—Exchange Controls.”

RISK FACTORS

Risks Related to the Regulation of Our Business

We provide a public service regulated by the Mexican government, and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

Our aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries.  In 2006, 2007 and 2008, approximately 81.3%, 81.7% and 81.3%, respectively, of our total revenues were earned from regulated services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

We cannot predict how the regulations governing our business will be applied.

Many of the laws, regulations and instruments that regulate our business were adopted or became effective in 1999, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations.  In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law (Ley de Aeropuertos) and its regulations or other applicable laws, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges.  We cannot assure that we will not encounter difficulties in complying with these laws, regulations and instruments.

Moreover, when determining our maximum rates for the next five-year period (from 2011 to 2015), the Ministry of Communications and Transportations may be solicited by different entities (such as, for example, the Mexican Federal Competition Commission (Comisón Federal de Competencia or the “Competition Comission” or COFECO) and the carriers operating at our airports) to modify our maximum rates, thus reducing our profitability.  Therefore, there can be no assurance that the laws and regulations governing our business, including the rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations.

On October 1, 2007, the Chairman of COFECO released an independent report on the competitiveness of Mexico’s airports relative to each other and to international airports.  The Chairman’s report made the following recommendations as ways to increase efficiency at Mexican airports:

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

On February 26, 2009, a legislative initiative was filed with the Chamber of Representatives (Cámara de Diputados) of the Congress of the Mexican Union (Congreso de la Union) by representatives of PRD (Partido de la Revolución Democrática), PT (Partido del Trabajo) and CONVERGENCIA, leaded by Deputy Cuauhtémoc Velasco.

This initiative seeks to reform almost 65% of the current Mexican Airport Law, which regulates airport-related matters. The initiative was sent to the Transport and Communications Commissions of the Congress to be analyzed and, if each Commission determines that such initiative includes all the elements necessary to reform the law, then the initiative will be submitted to the Congress for their approval in first instance.

Currently, the actual members of the Congress and the Commission need to be replaced and have not approved such initiative at this time. Although we cannot assure that the new members of the Transport and Communication Commissions will approve such initiative and continue with the legislative process to approve the initiative mentioned in the foregoing paragraph, or suggest changes, amendments or dismiss it, there can be no assurance that changes to the airport regulatory framework will not occur in the future.

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

Historically, we have set the prices we charge for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year.  For example, in 2008, our revenues subject to maximum rate regulation represented approximately 88.2% of the amounts we were entitled to earn under the maximum rates for all of our airports.  There can be no assurance that we will be able to establish prices in the future that allow us to collect substantially all of the revenue we are entitled to earn from services subject to price regulation.

The specific prices we charge for aeronautical services are determined based on various factors, including projections of passenger traffic volumes, the Mexican producer price index (excluding fuel), the Mexican Consumer Price Index and the value of the peso relative to the U.S. dollar.  These variables are outside of our control.  Our projections could differ from the applicable actual data, and, if these differences occur at the end of any year, they could cause us to exceed the maximum rate at any one or more of ours airports during that year.

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

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  Historically, Aeropuerto del Norte has been used solely for general aviation operations.  Recently, the state of Nuevo Leon has requested that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations.  To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  However, there can be no assurance that the Ministry of Communications and Transportation will not authorize such an amendment and that commercial aviation flights will not operate from Aeropuerto del Norte in the future.  In addition, we understand that Aeropuerto del Norte is not capable of accommodating commercial passenger traffic with its current infrastructure.

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

Risks Related to Our Operations

The current global economic and financial crisis is likely to adversely affect our business.

The current global economic and financial crisis has led to high volatility and lack of liquidity in the global credit and other financial markets.  Such recent downturns in the U.S. and global economies have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, decreased market valuations and liquidity, increased market volatility and a widespread reduction of business activity generally.  These conditions have also limited the availability of credit and increased financial costs for companies around the world, including in Mexico and the United States.  The volatility of the credit and capital markets can significantly affect our ability to access credit to finance our future projects, therefore adversely affecting our business.

If the global economy continues to deteriorate and falls into an even deeper and longer lasting recession, or even a depression, our business and results of operations will continue to be adversely affected. (See also “Risks Related to Mexico – Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico will adversely affect our business and results of operations” and “Risks Related to Mexico – Our business could be adversely affected by a downturn in the U.S. economy”).

Our revenues are highly dependent on levels of air traffic, which depend on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports.  These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services.  Passenger and cargo traffic volumes and air traffic movements depend on many factors beyond our control, including the current economic downturn in Mexico, the United States and the world, the political situation in Mexico and elsewhere in the world, the attractiveness of our airports relative to that of other competing airports, fluctuations in fuel prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry.  Any decreases in air traffic to or from our airports as a result of factors such as these could adversely affect our business, results of operations, prospects and financial condition.

International events could adversely affect our business

•	Terrorist attacks have had a severe impact on the international air travel industry, have adversely affected our business and may continue to do so in the future.

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

Historically, a substantial majority of our revenues have been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2006, 2007 and 2008, passenger charges represented 59.4%, 61.2% and 62.0%, respectively, of our total revenues.  Events such as the war in Iraq and public health crises such as the Severe Acute Respiratory Syndrome, or SARS, crisis and the Influenza A(H1N1) crisis have negatively affected the frequency and pattern of air travel worldwide.  Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as SARS, Influenza A(H1N1) or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

High incidences of crime in Mexico, and drug trafficking in particular, could adversely affect our business.

A recent travel alert issued by the U.S. Department of State (Bureau of Consular Affairs) on February 20, 2009 (the “Travel Alert”), provides information for U.S. citizens on security issues in Mexico.  According to the Travel Alert, violent criminal activity fueled by an increasingly violent conflict (both among Mexican drug cartels and between such cartels and Mexican security services) for control of narcotics trafficking routes continues along the U.S.-Mexico border and throughout other pars of Mexico.  The Travel Alert reports that large firefights, involving the Mexican army, police and the drug cartels, have taken place in many towns and cities across Mexico and most recently in northern Mexico, including Tijuana, Chihuahua and Ciudad Juarez. Although attacks are aimed primarily at members of drug trafficking organizations and Mexican police forces, Mexican and foreign bystanders, including U.S. citizens, have been among the victims of violent attacks, homicides and kidnappings across Mexico.  According to the Travel Alert, moreover, a number of areas along the border are experiencing rapid growth in the rates of many types of crime such as robberies, homicides, petty thefts, and carjackings.  While most crime victims are Mexican citizens, the Travel Alert warns that the uncertain security situation of the border region poses serious risks for U.S. citizens as well. Higher incidences of crime throughout Mexico, and drug trafficking in particular, could have an adverse affect on our business as it may decrease the passenger-traffic directed to Mexico from abroad.

Increases in international fuel prices could adversely affect our business and results from operations.

International prices of fuel, which represent a significant cost for airlines using our airports, have increased in recent years, reaching record highs in the second quarter of 2008.  Such increases in airlines’ costs were among the factors leading to cancellations of routes, decreases in frequencies of flights, and in some cases even contributed to filings for bankruptcy by some airlines (such as Alma and Aladia). For other airlines, such as Avolar and Aerocalifornia, such increased costs may have contributed to the denial of extensions of their concessions by the Mexican regulatory authorities for failure to satisfy security, service, coverage and quality requirement.  Although, fuel prices have decreased since the third quarter of 2008, they may be subject to further increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries, and there can be no assurances that future air business would not be further affected by increased fuel prices.

Our revenues and profitability may not increase if we fail in our business strategy.

Our ability to increase revenue and profitability will depend in part on our business strategy, which consists of increasing passenger and cargo traffic at our airports and increasing revenue from commercial activities.

Our ability to increase commercial revenue is, among other factors, significantly dependent upon increasing passenger traffic at our airports and the profitability from other non-aeronautical commercial businesses, such as our Terminal 2 hotel and commercial project at the Mexico City International Airport.  We cannot assure investors that we will be successful in implementing our strategy of increasing our passenger traffic or revenues from commercial activities.  The passenger traffic volume in our airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve.  Accordingly, there can be no assurance that the passenger traffic volume in our airports will increase.

We may not fully recover our investment for the acquisition of the Terminal 2 commercial project.

In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room, 5-star hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the Mexico City International Airport, under a 20-year contract with the Mexico City International Airport.  The Spanish company NH Hoteles, S.A. owns the other 10% and will operate the hotel.  The commercial areas included in this project, excluding the hotel, are expected to increase by approximately 40% the total commercial space operated by OMA. As of May 29, 2009, the construction of the hotel was approximately 93% completed, and we expect the hotel to start operations in the third quarter of 2009.  The first stage of the commercial area is expected to begin operations in 2010.

Part of the attractiveness of our investment in Terminal 2 of the Mexico City International Airport is that the Mexico City International Airport is currently the only airport in the proximity of Mexico City with an infrastructure capable of having a hotel within the airport facilities.  If a new airport were to be built near to Mexico City, the Mexico City International Airport would be closed and we would therefore have no assurance of our ability to continue operating the hotel and the commercial areas or of our ability to recover our investment.  In addition, under certain circumstances, the lease agreement with the Mexico City International Airport can be terminated early by the Mexico City International Airport with partial or no compensation for us.  Should a new Mexico City airport be constructed or the Mexico City International Airport terminate the lease agreement other than in accordance with the terms thereof, there could be no assurances as to our ability to fully recover our investment in the Terminal 2 project.

Competition from other tourist destinations could adversely affect our business.

The principal factor affecting our results of operations and business is the number of passengers using our airports.  The number of passengers using our airports (particularly our Acapulco, Mazatlán and Zihuatanejo airports) may vary as a result of factors beyond our control, including the level of tourism in Mexico.  In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Cancún, Puerto Vallarta and Los Cabos, or elsewhere, such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America.  The attractiveness of the destinations we serve is also likely to be affected by perceptions of travelers as to the safety and political and social stability of Mexico.  Furthermore, the current global economic crisis affected our international passenger traffic, with particular reference to our tourist destinations airports.  There can be no assurance that tourism levels, and therefore the number of passengers using our airports, in the future will match or exceed current levels, which could have a direct and indirect impact on our aeronautical and non-aeronautical revenues.

Our business is highly dependent upon revenues from four of our airports and could be adversely impacted by any condition affecting those airports.

In 2008, approximately 68.4% of our revenues were generated from four of our 13 airports.  In particular, the Monterrey International Airport generates the most significant portion of our revenues.  The following table lists the percentage of total revenues generated at our airports:

Airport	For year ended December 31, 2008
Monterrey International Airport	46.4%
Acapulco International Airport	7.9%
Culiacán International Airport	7.1%
Mazatlán International Airport	7.0%
Nine other airports	31.6%
Total	100.0%

As a result of the substantial contribution to our revenues from these four airports, any event or condition affecting these principal airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we believe we currently maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 57% of our total employees as of December 31, 2008), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

Our operations may be affected by union activities.

Our unionized employees (which accounted for 57% of our total employees as of December 31, 2008) are represented by a national union of airport workers that operates throughout Mexico.  To the extent that any unionized airport workers throughout the country successfully negotiate different employment terms than those we offer at our airports, our operations could be adversely affected by union activities, including organized strikes or other work stoppages.  In addition, we could be required to increase our labor expenses to match the terms agreed by the union with other Mexican airport operators.

Our operations depend on certain key airline customers, and the loss of or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.

Of the total revenues generated at our airports in 2008, Aeroméxico and its affiliates accounted for 24.6%, Mexicana and its affiliates accounted for 14.6%, Interjet represented 9.2%, VivaAerobus represented 8.5% and Aviacsa and its affiliates represented 6.9%.  In recent years, discount carriers, charter carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2008, passengers traveling on discount, charter and low-cost carriers, such as VivaAerobus, Interjet, Alma, Volaris, Avolar and Aladia accounted for approximately 32.8% of our commercial aviation passenger traffic.  Of these carriers, Avolar, Alma and Aladia, which accounted for 4.7% of our commercial aviation passenger traffic in 2008, ceased to operate during the last quarter of 2008 as a result of a denied extension of its concession by Mexican regulatory authorities either for not satisfying security, service, coverage and quality requirements (in the case of Avolar), or because of bankruptcy (in the case of Alma and Aladia).

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

Aviacsa has cancelled routes and decreased operations as a result of the high fuel prices.  At the end of 2008, Aviacsa cut back its operations with us by 40.6% and experienced a 33.1% decrease in passenger traffic.  This represents a 21.4% decrease in our aeronautical revenues of about Ps. 30 million.  Furthermore, during the first quarter of 2009, Aviacsa further reduced its flight schedules at our airports. On June 2, 2009, the Transport and Communication Commissions (SCT) through the General Board of Civil Aviation (DGAC) ordered the temporary suspension of operations of 25 aircraft of Aviacsa, as a result of an investigation conducted by the DGAC with respect to Aviacsa. Aviacsa has a period of 60 days from the date of such suspension to correct DGAC’s observations. On June 5, 2009, the Fifth Federal Court in Ciudad Valles granted a temporary suspension pursuant to a constitutional proceeding (juicio de amparo) and ordered the revocation of the decision of the SCT to suspend temporarily the operation of the 25 Aviacsa aircraft.

In recent years, some airlines have had their operations suspended by regulatory authorities in different countries or have cancelled flights for safety reasons, for example, in the U.S., American Airlines recently cancelled thousands of flights in response to questions raised by the U.S. Federal Aviation Administration about safety concerns on certain aircrafts.  As far as Mexican airlines are concerned, in April 2006, Mexican regulatory authorities suspended the operations of Aerocalifornia, S.A. de C.V. or Aerocalifornia, which accounted for approximately 7.1% of our revenues in 2005, due to safety concerns relating to the carrier’s fleet of aircraft.  Although Aerocalifornia resumed limited operations in August 2006, it accounted for only 2.6% of our revenues in 2006 as a result of such suspension and for 3.6% in 2007.  Mexican regulatory authorities again suspended Aerocalifornia’s operations effective July 24, 2008, and as a result Aerocalifornia accounted for only 1.5% of our aeronautical revenues in 2008.  To date, they have not resumed any part of their operations.

On August 5, 2008 the Mexican regulatory authorities announced the temporary suspension of Avolar.  This suspension was effective for 2 days.  Avolar resumed its operations on August 8, 2008.  On October 24, 2008, the Mexican regulatory authorities denied Avolar’s extension of its concession due to Avolar’s financial problems.  Avolar was operating in four OMA airports during 2008 overall (Acapulco, Culiacán, Durango and Zacatecas).  This airline represented 0.6% of OMA’s terminal passengers as of the end of August 2008.

On October 21, 2008, the charter airline Aladia announced the suspension of its operations.  We cannot predict whether Aladia will resume it operations with us in the future.  This airline accounted for 1.4% of OMA’s total passenger traffic for the first 10 months of 2008.  The main airports served by Aladia were Monterrey, Chihuahua, Mazatlán and Ciudad Juárez.

On November 7, 2008, Aerolíneas Mesoamericanas, S.A. de C.V. (Alma de México or Alma) announced the suspension of its operations and filed for bankruptcy. Alma was operating in nine of OMA airports:  Chihuahua, Mazatlán, Monterrey, San Luis Potosí, Tampico, Zihuatanejo, Reynosa, Torreón, and Ciudad Juárez.  The airline accounted for 3.5% of total passenger traffic during the first ten months of 2008 and for 3.3% of OMA’s total passenger traffic in October 2008.

Due to increased competition, higher fuel prices and the general decrease in the demand consequent to the global volatility in the financial and exchange markets and economic crisis, many airlines are operating in adverse conditions.  Further increases in fuel prices or other adverse economic developments could cause one or more of our principal carriers to become insolvent, cancel routes, suspend operations or file for bankruptcy.  All such events could have a material adverse effect on our results from operations.

Revenues from passenger and other charges are not secured, and we may not be able to collect amounts invoiced in the event of the insolvency of one of our principal airline customers.

In recent years, many airlines have reported substantial losses.  In a few cases, our revenues from passenger charges and other aeronautical services are secured by a performance bond or other types of guarantees.  The rest of our revenues from passenger and other charges from other airline customers are not secured by a performance bond or any other collateral.  Thus, in the event of the insolvency of any of these airlines, we would not be assured of collecting any amounts invoiced to that airline in respect of passenger charges.

The principal domestic airlines operating at our airports have in the past refused to pay certain increases in our specific prices for regulated aeronautical services and could refuse to pay additional increases in the future.

From January 2002 to November 2002, several domestic airlines operating at our 13 airports —Aeroméxico, Mexicana, Aeromar and Aeroméxico Connect (formerly Aerolitoral) — refused to pay certain increases in our airport service charges.  As of December 2002, the amount of invoiced fees subject to dispute was Ps.3.7 million.  As part of this dispute, these airlines brought proceedings challenging the privatization of the Mexican airport sector and the methodology for calculating the maximum rate system applicable under the privatization of all of the airport groups in Mexico.

Subsequently, we entered into an agreement with the National Air Transportation Board (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation pursuant to which we settled existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Under the agreement, the National Air Transportation Board agreed to cause our principal airline customers to enter into (a) contracts governing charges for certain aeronautical services and (b) lease contracts for property used by the airlines.  Although our agreement with the National Air Transportation Board expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until October 31, 2006, at which time we entered into a new agreement with the National Air Transportation Board that offered incentives, including discounts, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports.  This agreement expired in December of 2008 and we are currently negotiating its renewal.  We continue to charge our principal airline customers in accordance with the terms of this agreement during the pending of the negotiations.  However, we cannot assure that the agreement will be actually renewed or that any airlines will adhere to the terms of such new agreement.

Although passenger traffic volume (and therefore overall revenue) may increase, any agreed incentives and/or discounts could reduce our aeronautical revenues per terminal passenger in the future.  In addition, should any of our principal airline customers refuse to continue to make payment to us, or should they refuse to pay increases in our charges for aeronautical services in future years, our results of operations could be adversely impacted by decreased cash flows from operations.

Our operations could be adversely affected by additional costs we may incur in the collection of passenger charges.

The passenger charges are collected by the airlines and then paid to OMA on the basis of contracts entered into with each airline operating at our airports.  We cannot guarantee that all the airlines will continue collecting the passenger charges for us.  Should one or more airlines stop collecting passenger charges for us, we would have to collect these charges directly ourselves, which would result in higher costs for us.  The incurrence of higher costs in connection with the collection of passenger charges could have an adverse effect on our operations.

The operations of our airports may be affected by the actions of third parties, which are beyond our control.

As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities, airlines and ground transportation providers.  We also depend upon the Mexican government or entities of the government for provision of services, such as electricity, supply of fuel to aircraft, air traffic control by immigration and customs services for our international passengers.  The disruption or stoppage of taxi or bus services at one or more of our airports could also adversely affect our operations.  We are not responsible for and cannot control the services provided by these parties.  Any disruption in, or adverse consequence resulting from, their services, including a work stoppage or other similar event, may have a material adverse effect on the operation of our airports and on our results of operations.

In addition, we depend on third-party providers of certain complementary services such as catering and baggage handling.  For example, Grupo Aeroméxico and Grupo Mexicana together formerly controlled Servicios de Apoyo en Tierra, or SEAT, pursuant to a joint venture.  Consorcio Aeroméxico, which owns Grupo Aeroméxico and until recently owned Grupo Mexicana, sold its remaining ownership interests in SEAT and in Aeroméxico pursuant to a public offering in November of 2007 to a group of investors lead by Banamex, a subsidiary of Citigroup.  SEAT is currently one of the providers of baggage and handling services at our airports.  If SEAT or any of its affiliates or shareholders encounters financial difficulties, SEAT’s ability to provide services at our airports could be negatively affected.  If any service providers, including SEAT, were to halt operations at any of our airports, we would be required to seek a new provider of these services or provide these services ourselves, either of which is likely to result in increased costs and have an adverse impact on our results of operations.

Actions by parties purporting to be former owners of land comprising a portion of the Ciudad Juárez International Airport could cause our concession to operate the airport to be terminated.

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages in the amount of U.S.$120 million.  On May 18, 2005 a Mexican court ordered us to return the disputed land to the plaintiffs.  However that decision and three subsequent constitutional claims (juicios de amparo) permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport.  As of May 29, 2009, the Court has not yet notified the Federal Government the order to appear in the proceeding.  In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of our concessions would require, our concession to operate the Ciudad Juárez International Airport would terminate.  In 2008, the Ciudad Juárez International Airport represented 5.9% of our revenue.  Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of our concessions the termination of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and that the Mexican federal government would be obligated to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that we would be so indemnified.

We may be liable for property taxes as a result of claims asserted against us by certain municipalities.

Administrative law proceedings were asserted against us by the municipalities of Chihuahua, Ciudad Juárez, Reynosa, Tampico and Zihuatanejo for the payment of property taxes with respect to the real property on which we operate our airports in those cities.  The claims of the municipalities of Chihuahua, Tampico and Ciudad Juárez (which amounted to Ps.25.3 million, Ps.1.02 million and Ps. 1.8 million respectively) were dismissed on April 11, 2008, May 9, 2008 and March 6, 2009, respectively.  The total amount of the property-tax claims outstanding, as recently updated to reflect additional amounts claimed since the proceedings were first asserted, in each of Reynosa and Zihuatanejo are Ps.59.5 million and Ps.2.8 million, respectively, although any of these amounts could increase if the underlying claims are not resolved in our favor.  Moreover, other municipalities where we operate our airports could assert similar claims.

We do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations; should a court determine that these taxes must be paid in response to any future proceedings, we believe that only the owner of the land should be responsible for paying these taxes directly, and the obligation to pay these taxes is not otherwise contemplated in the terms of our concessions.  The Mexican government has not acknowledged any obligation to pay such taxes, however, and any changes to the Mexican Constitution and other applicable laws could render us liable to municipalities for property taxes in the future.

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

Changes to the Mexican Constitution and other laws on property taxes may be enacted in the future that could affect our business and results of operations.  We cannot predict the amount of any future property tax liabilities or the criteria that would be used to determine them.  If such changes were to take effect, and any amounts owed were substantial, these tax liabilities could have a materially adverse effect on our financial condition or results of operations.  If we believe that there is a substantial likelihood of an adverse result in a pending case, we will establish reserves to meet such liabilities consistent with MFRS.

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

The building requirements under our master development programs could encounter delays or cause us to exceed our budgeted costs for such projects, which could limit our ability to expand capacity at our airports, increase our operating or capital expenses and could adversely affect our business, results of operations, prospects and financial condition.  Such delays or budgetary overruns also could limit our ability to comply with our master development programs, which are established as a necessary requirement to our concessions.

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

We subcontract certain services (including security and surveillance services, ramp handling and baggage handling services and checked baggage services) necessary to conduct our operations.  The airport is obligated to provide some specific services, like ramp handling services.  In the event that our subcontractors fail to perform their obligations under our agreements, we could incur extra costs in providing replacements and could be exposed to liability for operations that we may have to provide directly, which could adversely affect our results of operations.

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

The International Civil Aviation Organization established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We are currently negotiating with our principal airline customers to enter into service agreements pursuant to which we expect to agree to operate new screening equipment that we would purchase, install and to implement other security measures to facilitate our airline customers’ compliance with the new baggage screening guidelines.  Until we agree on the contractual terms with the airlines and the new screening equipment becomes operational, checked baggage will continue to be screened by hand by each airline in order to comply with the new screening guidelines.  In some countries, such as the United States of America, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the new equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus subject to potential liability, if Mexican law changes in the future.

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

Aeroinvest, S.A. de C.V. (Aeroinvest) is the beneficial owner of 54.4% of our total capital stock.  Aeroinvest directly owns Series B shares representing 41.95% of our total capital stock and Series A shares of SETA representing 74.5% of its capital stock.  SETA in turn owns Series BB shares and Series B shares that collectively represent 16.7% of our capital stock.  Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to the Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, our chief operating officer and our commercial director, and to elect three members of our Board of Directors.  SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our stockholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders.  In the event of the termination of the Technical Assistance Agreement, the Series BB shares would be converted into Series B shares, resulting in the termination of all of SETA's special rights. If at any time before June 14, 2015 SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but its other special rights would be unaffected).  If at any time after June 14, 2015 SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, whether before or after June 14, 2015, all of its special rights will remain in place.  Pursuant to our bylaws, the Technical Assistance Agreement, the Participation Agreement and the Bancomext Trust, SETA was required to retain at least 51% of its Series BB shares until June 14, 2007, after which it became entitled to transfer up to one eighth of such 51% during each year thereafter. As of  May 29, 2009 SETA has not executed its right to transfer its Series BB shares.  The rights and obligations of SETA in our management are explained in “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.”

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

In addition to these special rights of SETA, Aeroinvest is entitled under Mexican law to elect one director to our board for each 10% of our capital stock that it owns.  Thus, Aeroinvest's ownership of at least 41.95% of our capital stock entitles it to elect four members of our Board of Directors. SETA and Aeroinvest are each subsidiaries of Empresas ICA.

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

SETA and Aeroinvest currently exercise a substantial influence over our management, as described above.  Our bylaws and certain of the agreements executed in connection with the privatization process provided that SETA was required to retain at least 51% of its Series BB shares until June 14, 2007, after which it became entitled to transfer up to one eighth of such 51% during each year thereafter. SETA, as holder of the Series BB shares, is entitled to present to the Board of Directors the name or names of the candidates for appointment as our chief executive officer and to appoint and remove half of our executive officers, which currently includes our chief financial officer, our chief operating officer and our commercial director, and to elect three of our board members.  Elimination of these rights from our bylaws would require the consent of SETA for so long as it owns Series BB shares representing at least 7.65% of our capital stock. Should SETA fall below this threshold, our management could change significantly and our operations could be adversely affected as a result. In the event of termination of the technical assistance agreement, SETA would cease to have the special rights of the Series BB shares, which may adversely affect and disrupt our operations.

In addition, in December 2005, our parent company Aeroinvest entered into certain credit facilities to finance Aeroinvest’s acquisition from the Mexican government of the Series B shares currently representing 35.3% of our capital stock and to finance an additional loan to SETA for SETA’s exercise of the option to acquire 2% of our Series B shares.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  Aeroinvest subsequently purchased additional Series B shares currently representing 6.32% of our capital stock in connection with our initial public offering in November 2006.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  If Aeroinvest were to default on its obligations under the refinancing agreements, Aeroinvest could lose its ability to vote its shares of our capital stock as well as its shares of SETA, and trustee could in certain circumstances foreclose on the Series B shares and is SETA shares held in trust.  The terms of the refinancing documents are described in “Item 5.  Operating and Financial Review and Prospects – Liquidity and Capital Resources.”  If Aeroinvest were to sell its Series B shares or lose its ability to vote its Series B shares, SETA and Aeroinvest may no longer control us, which could adversely affect our operations and result in a decrease in the price of our Series B shares and ADSs.

Our ability to make certain business decisions could be limited if Aeroinvest defaults on certain obligations under its refinancing facility.

As mentioned above, Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In connection therewith, Aeroinvest has assigned its economic interests (including its right to receive dividends) in its Series B Shares representing 41.95% of our capital stock as well as 74.5% of the Series A shares of SETA.  Under the refinancing agreements, Aeroinvest is required to cause us to comply with numerous covenants, which include certain restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change our business or make investments or capital expenditures outside of the master development plans.  In addition, Aeroinvest is required to cause us to distribute all of our available cash, subject to certain limitations, as quarterly dividends in accordance with our dividend policy, and is required to restrict us from making certain changes to the divided policy.  If we do not distribute a minimum required amount of dividends on each dividend payment date, Aeroinvest will be in default under the refinancing documents.  If Aeroinvest defaults on its obligations under the refinancing documents, we would be further restricted in our ability create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change our business or make investments or capital expenditures outside of the master development plans, which could restrict our flexibility to capitalize on business opportunities or otherwise adversely affect our business and results of operations.  In addition, Aeroinvest could lose its ability to vote its shares of our capital stock as well as its shares of SETA, and trustee could in certain circumstances foreclose on the Series B shares and is SETA shares held in trust.  The terms of the refinancing documents are described in “Item 5.  Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Risks Related to Mexico

Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico will adversely affect our business and results of operations.

In 2006, 2007 and 2008, domestic terminal passengers have represented approximately 78.6% 82.6% and 83.4% respectively, of the passenger traffic volume in our airports.  In addition, all of our assets are located, and all of our operations are conducted, in Mexico.  Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in Mexico.  As a result, our business, financial condition and results of operations could be adversely affected by the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico, or by political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy.  In 2001, Mexico’s GDP declined by 0.2%, while inflation reached 4.4%.  In 2002, GDP grew by 0.8% and inflation reached 5.7%.  In 2003, GDP grew by 1.4% and inflation was 4.0%.  In 2004, GDP grew by 4.2% and inflation increased to 5.2%.  In 2005, GDP grew by approximately 2.8% and inflation decreased to 3.3%.  In 2006, GDP grew by approximately 4.8% and inflation reached 4.1%.  In 2007, GDP grew by approximately 1.8% and inflation declined to 3.8%.  In 2008, GDP grew by approximately 1.3% and inflation increased to 6.5%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates.  The annualized interest rates on 28 day Cetes (Certificados de la Tesoreria de la Federación) averaged approximately 6.8%, 9.2%, 7.2%, 7.2% and 7.7% for 2004, 2005, 2006, 2007 and 2008, respectively.  To the extent that we incur Peso-denominated debt in the future, it could be at high interest rates.

The Mexican economy is currently undergoing an economic crisis that began in 2008 as a result of the impact of the global financial crisis, which affected many emerging economies during the second half of last year.  The Mexican economy’s link with the U.S. economy remains very important, and therefore, any downside to the economic outlook of the U.S. may hinder any recovery in Mexico.  Such economic crisis has adversely impacted our business and may have an even greater impact going forward to the extent that the global economy falls into an even deeper and longer lasting recession.  According to the Mexican National Statistical, Geographic and Information Institute (INEGI), the Mexican gross domestic product decreased at an annualized rate of 3.4% during the fourth quarter of 2008.

In Mexico, the economic and financial crisis had some impact on domestic traffic for the full year 2008, which decreased slightly as compared to 2007, despite the exit from the market of four airlines during the year and significant reductions in capacity by several other carriers.  Five airports increased domestic passenger traffic, with the main increases at the Acapulco, Reynosa, and Monterrey airports.  However, although domestic passenger traffic increased by 4.0% during the first three quarters of 2008 (as compared to the first three quarters of 2007), domestic passenger traffic fell 11.9% in the fourth quarter (when compared to the fourth quarter of 2007).  Such decreases are principally due to reductions in the volume of passengers carried by Aviacsa and VivaAerobus; the suspension of operations by Aerocalifornia in July 2008; and the exit from the market of Aladia, Alma, and Avolar in the fourth quarter of 2008.  The airports with the largest decreases during 2008 were Monterrey, Ciudad Juárez, Culiacán, Mazatlán and Chihuahua.  The Zacatecas, Acapulco, and Reynosa airports recorded increases in domestic traffic, in large part as a result of the performance of Volaris, Interjet, and Click Mexicana.  We expect that domestic passenger traffic levels will continue to decrease until economic conditions improve in Mexico.

Moreover, if inflation or interest rates increase significantly or if the Mexican economy is otherwise further adversely impacted, our business, financial condition and results of operations could be materially and adversely affected because, among other things, demand for transportation services may decrease.  We cannot assure our investors that similar events may not occur, or that any recurrence of these or similar events will not adversely affect our business, results of operations, prospects and financial condition.

Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and our financial condition.

Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume.  From September 30, 2008 to May 29, 2009, the peso depreciated by approximately 20.1%, from 10.97 pesos per U.S. dollar on September 30, 2008 to 13.18 pesos per U.S. dollar on May 29, 2009.  This depreciation has affected our business in the following ways: (i) international passengers and international flights pay tariffs denominated in U.S. dollars, while these tariffs are generally collected in Mexican pesos 60-115 days following the date of each flight, thus the depreciation of the Mexican peso had a positive impact on our results from operations which are denominated in Mexican pesos; and  (ii) as of December 31, 2008, we had 22.8 million of liabilities denominated in U.S. dollars, causing foreign exchange rate losses.  Any depreciation in the peso may cause additional foreign exchange losses. Moreover, the depreciation of the peso also affected some of our airline customers having transactions in U.S. dollars, including the purchases or leases of equipment, maintenance and fuel.

Severe devaluation or depreciation of the peso may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.

The Mexican government has in recent years implemented changes to the tax laws applicable to Mexican companies, including us.  The terms of our concessions do not exempt us from any changes to the Mexican tax laws.  Should the Mexican government implement changes to the tax laws that result in our having significantly higher income or asset tax liability, we will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations. For example the issuance of the new “Impuesto Empresarial a Tasa Unica” or “Business Flat Tax”, which was published on October 1, 2007, adversely impacted our results of operations in 2007 and 2008. See Item 5 “Operating and Financial Review and Prospects – Taxation”.  In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations.

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

In addition, in recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States.  Therefore, the current economic downturn in the United States significantly adversely impacted the Mexican economy.  There can be no assurance that the market value of our securities will not be adversely affected by events elsewhere.

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

The U.S. economy is currently affected by a recession, which has had a direct impact on our business and results of operations, and may have an even greater impact going forward to the extent that the global economy falls into an even deeper and longer lasting recession.

The current global economic crisis has had a direct impact on our business and results of operations, and may have an even greater impact going forward to the extent that the global economy falls into an even deeper and longer lasting recession.  In the third and fourth quarters of 2008, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product decreased at annualized rates of 0.5% and 6.2%, respectively.  Likewise, according to the Mexican National Statistical, Geographic and Information Institute (INEGI), the Mexican gross domestic product decreased at an annualized rate of 3.4% during the fourth quarter of 2008.  The air travel industry, and as a result, our results of operations, are substantially influenced by economic conditions in Mexico and the United States.  In 2008, approximately 81% of the international passengers in our airports arrived or departed on flights originating in or departing to the United States and approximately 10% of our revenues in 2008 were derived from passengers charges imposed on departures from or arriving in the United States.  Similarly, in 2008, approximately 83% of our passengers traveled on domestic flights, and approximately 48% of our revenues in 2008 was derived from domestic passenger charges.

Our international traffic in 2008 decreased 5.8% compared to 2007, principally as a result of the cancellation of routes, and the reduction of frequencies on scheduled international flights, largely on part of U.S. carriers.  The airports where these factors had the greatest impact include Monterrey and our tourist destination airports (Acapulco, Mazatlán and Zihuatanejo).  In the fourth quarter of 2008, international passenger traffic decreased 17.6% compared to the fourth quarter of 2007.  The reduction in frequencies of some scheduled international flights and the cancellation of routes, principally by Continental, Delta, Aviacsa, American, Frontier, and Alaska, affected international traffic in the majority of OMA’s airports. Monterrey, Zihuatanejo, Mazatlán, Acapulco, and Culiacán were the airports most affected.

In addition, we cannot predict what effect any future terrorist attacks or threatened attacks on the United States or any retaliatory measures taken by the United States in response to these events may have on the U.S. economy.  The current economic downturn in the United States negatively affected our results of operations and a prolonged economic recession in the United States will likely have a further material adverse effect on our results of operations.

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

A principal objective of the securities laws of the United States is to promote full and fair disclosure of all material corporate information.  However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about U.S. issuers of listed securities.  While we are required to reconcile our net income and stockholders’ equity to those amounts that would be derived under U.S. GAAP in our annual financial statements, the effects of inflation accounting under MFRS through December 31, 2007 are not eliminated in such reconciliation in our annual financial statements.  For this and other reasons, the presentation of MFRS consolidated financial statements and reported earnings may differ from that of U.S. companies this and other important respects.  For further information about the differences between MFRS and US GAAP please see Note 22 to our financial statements.

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

HISTORY AND DEVELOPMENT OF THE COMPANY

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., which we refer to by the acronym “OMA”, is a corporation (sociedad anonima bursatil de capital variable) organized under the laws of Mexico.  We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private investment.  The duration of our corporate existence is indefinite.  We are a holding company and conduct substantially all of our operations through our subsidiaries.  The terms “OMA”, “we” and “our” in this annual report refer to Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. together with its subsidiaries, and to properties and assets that we own or operate, unless otherwise specified.  Our registered office is located at Aeropuerto Internacional de Monterrey, Zona de Carga, Carretera Miguel Alemán, Km. 24 s/n, 66600 Apodaca, Nuevo León, México, telephone +52.81.8625.4300.  Our U.S. agent is Puglisi & Associates.  Our U.S. agent’s address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

SETA’s current stockholders are:

•
Aeroinvest, S.A. de C.V. (“Aeroinvest”), which owns 74.5% of SETA.  Aeroinvest is a wholly owned subsidiary of Empresas ICA, S.A.B. de C.V.  Aeroinvest also directly owns 41.95% of our Series B shares as a result of its exercise of an option to acquire these shares from the Mexican government and its subsequent purchase of additional Series B shares representing 6.7% of our capital stock.  Aeroinvest’s Series B shares were acquired in December 2005 from the Mexican government at an aggregate cost of U.S. $203.3 million (determined based on an initial price per share of U.S. $1.28 plus an annual 5% premium, subject to decreases corresponding to dividends declared and paid by us).  Empresas ICA, the parent of Aeroinvest, is the largest engineering, construction and procurement company in Mexico.  Empresas ICA’s principal lines of business are construction and engineering, housing and infrastructure operations, including the operation of airports (through SETA), toll roads and municipal services.  Empresas ICA is listed on the Mexican Stock Exchange and the New York Stock Exchange.  Through Aeroinvest, Empresas ICA controls a majority of our capital stock.

•
Aéroports de Paris Management, S.A., which owns 25.5% of SETA.  Aéroports de Paris Management is a wholly owned subsidiary of Aéroports de Paris, S.A., a French company recognized as a leading European airport group.  Aéroports de Paris, S.A. was previously the direct owner of the 25.5% participation in SETA until August 2006 when it transferred its participation in SETA to Aéroports de Paris Management. For more than 40 years, Aéroports de Paris has operated the Charles de Gaulle and Orly airports in France, which processed 87.1 million passengers in 2008.  Aéroports de Paris is listed on the Eurolist Market of Euronext Paris S.A.

In December 2005, our parent company Aeroinvest entered into certain credit facilities to finance Aeroinvest’s acquisition from the Mexican government of the Series B shares currently representing 35.3% of our capital stock and to finance an additional loan to SETA for SETA’s exercise of the option to acquire 2% of our Series B shares.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  In November 2006 Aeroinvest purchased additional Series B shares representing 0.75% of our capital stock.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In connection with the Merrill Lynch refinancing, Aeroinvest has assigned its economic interests (including its right to receive dividends) with respect to its Series B shares representing 41.95% of our capital stock as well as 74.5% of the Series A shares of SETA.  During 2007, Aeroinvest purchased additional Series B shares representing 3.14% of our capital stock, and from January 1, 2008 to December 31, 2008, Aeroinvest purchased additional Series B shares representing 2.43% of our capital stock.  Aeroinvest's economic interests with respect to these or any other additional Series B shares purchased by Aeroinvest may become subject to an assignment under the terms of the refinancing documents in certain circumstances, including any issuance of additional notes.  The terms of the refinancing documents are described in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”  In addition, Aeroinvest and SETA have entered into an agreement with Nacional Financiera, S.N.C., or NAFIN, a Mexican national credit institution and development bank owned and controlled by the Mexican Government, pursuant to which Aeroinvest has agreed, if certain conditions to be agreed by the parties are met, on or after December 2010, to either (i) sell the Series B shares it owns representing 35.28% of our capital stock or (ii) deposit such Series B shares in a voting trust.  The terms of this obligation are described more fully under “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Under the technical assistance agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2008 amounted to approximately Ps. 55.6 million.  This agreement is more fully described in “Item 7. Related Party Transactions.”

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

The following tables set forth our historical committed investments and capital expenditures for the periods indicated.  Our capital expenditures have historically exceeded our committed investments pursuant to our master development programs, primarily due to capital expenditures intended to complement the minimum amounts required under our master development programs or that are otherwise necessary to accommodate the growth of our business (such as our investments at Terminal 2 at the Mexico City International Airport).  In addition, our master development programs include some commitments that are expensed rather than capitalized; thus, not all of our committed investments will constitute capital expenditures.

Historical Committed Investments Under Master Development Programs

	Year ended December 31,
	2006(1)	2007	2008	Total 2006-2008
	(thousands of pesos)
Acapulco	109,834	47,726	32,651	190,211
Ciudad Juárez	52,597	39,337	23,083	115,017
Culiacán	69,990	15,427	8,713	94,130
Chihuahua	81,045	9,894	31,558	122,497
Durango	19,455	30,121	20,884	70,460
Mazatlán	101,707	29,428	10,513	141,648
Monterrey	354,974	280,408	269,730	905,112
Reynosa	20,947	20,552	11,795	53,294
San Luis Potosí	28,282	13,872	21,251	63,405
Tampico	45,431	24,545	12,815	82,791
Torreón	19,714	11,056	31,633	62,403
Zacatecas	19,012	14,530	4,656	38,198
Zihuatanejo	82,073	15,284	22,190	119,547
Total	1,005,061	552,180	501,472	2,058,713
______________
(1)           Amounts listed for 2006 include committed investments relating to the purchase and installation and operation of new baggage screening equipment.  We expect to undertake these investments before the end of 2010 so as to comply with the master development program.

The following table sets forth our historical capital expenditures, which reflect our actual expenditures (as compared to its committed investments, which are presented above) by airport for the periods indicated.

Historical Capital Expenditures by Airport

	Year ended December 31,
	2006	2007	2008
	(thousands of pesos)
Acapulco	28,872	42,917	36,275
Ciudad Juárez	21,561	21,421	52,641
Culiacán	26,438	12,517	37,111
Chihuahua	52,252	16,431	23,102
Durango	9,657	53,786	30,548
Mazatlán	25,204	22,550	24,021
Monterrey	166,483	396,142	1,743,039
Reynosa	10,596	17,130	13,644
San Luis Potosí	16,019	15,825	23,050
Tampico	26,090	20,845	25,028
Torreón	22,073	7,229	24,516
Zacatecas	10,315	9,230	15,177
Zihuatanejo	22,777	14,900	22,613
Other	1,898	7,087	156,796
Total	440,235	658,010	2,227,561

The following table sets forth our historical capital expenditures by type of investment across all of our airports for the periods indicated:

	Year ended December 31,
	2006	2007	2008
	(thousands of pesos)
Terminals	172,670	407,928	232,961
Runways and aprons	230,585	159,888	263,000
Machinery and equipment	26,479	44,310	35,796
Other	10,501	45,884	1,695,804
Total	440,235	658,010	2,227,561

Our capital expenditures from 2006 through 2008 were allocated to the following types of investments at the majority of our airports:

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

•
Developments at Mexico City International Airport.  In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room, 5-star hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the Mexico City International Airport, under a 20-year contract with the Mexico City International Airport.  The Spanish company NH Hoteles, S.A. owns the other 10% and will operate the hotel.  The commercial areas included in this project, excluding the hotel, are expected to increase by approximately 40% the total commercial space operated by OMA. As of May 29, 2009, construction of the hotel was approximately 93% completed, and we expect the hotel to start operations in the third quarter of 2009.  The first stage of the commercial area is expected to begin operations in 2010.

The following table sets forth our committed investments approved by the Ministry of Communications and Transportation for each airport for 2006 through 2010.  We will be required to comply with the investment obligations under these programs on a year-by-year basis.

Committed Investments by Airport

	Year ended December 31,
	2006(1)	2007	2008	2009	2010	Total 2006-2010
	(thousands of pesos)
Acapulco	109,834	47,726	32,651	15,227	15,439	220,877
Ciudad Juárez	52,597	39,337	23,083	20,009	12,530	147,556
Culiacán	69,990	15,427	8,713	23,266	2,491	119,887
Chihuahua	81,045	9,894	31,558	7,924	10,749	141,170
Durango	19,455	30,121	20,884	24,721	9,512	104,693
Mazatlán	101,707	29,428	10,513	19,557	2,315	163,520
Monterrey	354,974	280,408	269,730	86,921	24,651	1,016,684
Reynosa	20,947	20,552	11,795	9,674	1,805	64,773
San Luis Potosí	28,282	13,872	21,251	25,350	3,196	91,951
Tampico	45,431	24,545	12,815	16,096	4,636	103,523
Torreón	19,714	11,056	31,633	6,469	8,390	77,262
Zacatecas	19,012	14,530	4,656	25,173	8,037	71,408
Zihuatanejo	82,073	15,284	22,190	28,640	13,426	161,613
Total	1,005,061	552,180	501,472	309,027	117,177	2,484,917
______________
(1)           Amounts listed for 2006 include committed investments relating to the purchase and installation of new baggage screening equipment.  We expect to undertake these investments before the end of 2010 so as to comply with the master development program. Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the new equipment could increase our exposure to liability as a result of our involvement in the screening process.

The following table sets forth our committed investments for 2006 through 2010 by type of investment:

Committed Investments by Type

	Year ended December 31,
	2006(1)	2007	2008	2009	2010	Total 2006-2010
	(thousands of pesos)
Terminals	122,732	120,553	242,676	66,028	16,420	568,409
Runways and aprons	297,960	254,482	197,460	179,205	72,397	1,001,504
Machinery and equipment	74,798	91,674	50,663	56,724	28,360	302,219
Baggage screening system – investments	501,798	70,510	0	0	0	572,308
Other	7,773	14,961	10,673	7,070	0	40,477
Total	1,005,061	552,180	501,472	309,027	117,177	2,484,917
______________
(1)           Amounts listed for 2006 include committed investments relating to the purchase and installation of new baggage screening equipment.  We expect to undertake these investments before the end of 2010 so as to comply with the master development program.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the new equipment could increase our exposure to liability as a result of our involvement in the screening process.

For the year ended December 31, 2008, our capital expenditures totaled Ps. 2,227,562 million.  Our capital expenditures for 2008 were devoted primarily to our committed investments and secondarily to the construction of a new passenger terminal B in the Monterrey International Airport.

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

According to figures published by the Mexican Bureau of Civil Aviation, our commercial aviation passenger traffic accounted for approximately 15.9 % of all arriving and departing commercial aviation passengers in Mexico in 2008.

In 2008, we recorded revenues of Ps. 1.988 million (U.S.$143.8 million) and net income of Ps. 542 million (U.S.$ 39.2 million).  In 2008 our airports handled approximately 14.1 million terminal passengers, a decrease of 1.1% with respect to the 14.2 million terminal passengers in 2007.

Our airports serve several major international routes, including Monterrey-Houston, Monterrey-Dallas, Monterrey-Las Vegas, Monterrey-Atlanta and Monterrey-Chicago.  Our airports began serving other routes, including Monterrey -New York and Monterrey-Austin started to be served in May 2008.  Our airports also serve several other major international destinations, including Houston, Los Angeles, Dallas and Phoenix.  In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada.  Our airports also serve major domestic routes, including Monterrey-Mexico City, which was the country’s busiest domestic route in 2008, with approximately 2.7 million total passengers (including passengers flying directly to the nearby airport of Toluca, which are counted together with those flying to Mexico City), according to the Mexican Bureau of Civil Aviation.  Other major domestic routes served by our airports include Mexico City-Acapulco, Mexico City-Ciudad Juárez and Culiacán-Tijuana, with approximately 725.0 thousand, 448.1 thousand and 293.7 thousand total passengers, respectively, in 2008 according to the Mexican Bureau of Civil Aviation.

Monterrey is the third largest city in Mexico in terms of population, with a population of 4.3 million in the greater metropolitan area.  Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s ninth largest state in terms of population.  It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities.  Business travelers account for a substantial portion of passengers at the Monterrey International Airport.  The airport is our leading airport in terms of passenger traffic volume, air traffic movements and contribution to revenues, and ranked fourth busiest airport in Mexico based on passenger traffic volume in 2008, according to data published by the Mexican Bureau of Civil Aviation. Our Monterrey International Airport accounted for approximately 46.2% and 46.8 % of our terminal passenger traffic in 2007 and 2008, respectively.

Three of our airports, Acapulco International Airport, Mazatlán International Airport and Zihuatanejo International Airport, serve popular Mexican tourist destinations.  Of these tourist destinations, Acapulco and Mazatlán are the largest, with Acapulco constituting Mexico’s thirteenth largest international tourist destination and Mazatlán the eighteenth largest in terms of visitors in 2008, according to the Mexican National Institute of Immigration.  Acapulco is a principal port of call for cruise ships.  In 2008, the Acapulco International Airport, Mazatlán International Airport and Zihuatanejo International Airport collectively accounted for 18.2% of our aggregate terminal passengers and 19.7% of our total revenues.

Mexico was the tenth largest tourist destination in the world in 2008 in terms of international arriving tourists (21.4 million), according to the latest data published by the World Tourism Organization.  Within Latin America and the Caribbean, Mexico ranked first in 2008 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization.

Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity, with such diverse economic activities as mining (Durango International Airport and Zacatecas International Airport), maquiladora manufacturing (Chihuahua International Airport and Torreón International Airport), petroleum and chemical production (Tampico International Airport), agriculture and livestock (Culiacán International Airport) and transportation and logistics (San Luis Potosí International Airport).  In 2008, these seven regional airports collectively accounted for 26.7% of our aggregate terminal passengers and 26.5% of our total revenues.

The remaining two airports in the group, Ciudad Juárez International Airport and Reynosa International Airport, serve cities situated along the border of Mexico and the United States.  Both Ciudad Juárez and Reynosa are popular entry points to the United States. In 2008, the Ciudad Juárez International Airport and the Reynosa International Airport collectively accounted for 8.2% of our aggregate terminal passengers and 7.5% of our total revenues.

In addition, OMA made a joint investment with the international hotel operator NH Hoteles to develop and operate a 287-room, 5-star hotel and more than 5,000 square meters of commercial space inside Terminal 2 of the Mexico City International Airport (the Mexico City International Airport), under a 20-year lease agreement with the Mexico City International Airport.

The Company will operate the commercial areas, and NH Hoteles will operate the hotel. The construction of the hotel is 93% completed as of May 29, 2009, and is expected to begin its activities at the end of the third quarter of 2009. The Consortium is currently carrying out market and feasibility studies for the development of the commercial areas, with an expected beginning of operations of the first phase of the commercial development in 2010.

This project provides us with the opportunity to participate in the operation of the Mexico City International Airport Terminal 2 passenger terminal, which according to the Mexico City International Airport, served more than 9.7million passengers in 2008.  Airlines based in Terminal 2 include Aeromar, Aeroméxico and Aeroméxico Connect, Continental, Copa, Delta and LAN Chile.  OMA considers this a key project within its efforts to increase its non-aeronautical revenues.

The following table provides summary data for each of our 13 airports for the years ended December 31, 2007 and 2008:

	Year ended December 31, 2007					Year ended December 31, 2008
Airport	Terminal Passengers		Revenues(1)		Revenues per terminal passenger(1)	Terminal passengers		Revenues(1)		Revenues per terminal passenger(2)
	Number (in millions)%		(millions of pesos)%		(pesos)	Number (in millions)%		(millions of pesos)%		(pesos)
Metropolitan area:
Monterrey International Airport	6.6	46.2	847.8	44.4	129.2	6.6	46.8	924.2	46.3	140.3
Tourist destinations:
Acapulco International Airport	1.1	7.4	148.4	7.8	140.3	1.1	7.7	157.5	7.9	144.8
Mazatlán International Airport	0.9	6.4	143.4	7.5	158.5	0.8	5.9	139.2	7.0	167.0
Zihuatanejo International Airport	0.7	4.7	96.2	5.0	142.6	0.6	4.6	96.6	4.8	150.0
Total tourist destinations	2.6	18.6	388.0	20.3	147.1	2.6	18.2	393.3	19.7	153.3
Regional cities:
Chihuahua International Airport	0.9	6.0	116.7	6.1	136.5	0.8	5.9	120.5	6.0	144.5
Culiacán International Airport	1.1	8.0	145.2	7.6	127.6	1.1	7.8	140.5	7.0	127.9
Durango International Airport	0.3	2.0	38.2	2.0	136.8	0.2	1.7	33.5	1.7	143.4
San Luis Potosí International Airport	0.3	1.9	46.3	2.4	175.1	0.3	1.9	46.7	2.3	178.9
Tampico International Airport	0.6	4.1	72.5	3.8	125.0	0.6	4.1	79.8	4.0	137.0
Torreón International Airport	0.5	3.7	75.0	3.9	143.5	0.5	3.4	70.4	3.5	146.2
Zacatecas International Airport	0.3	2.0	38.5	2.0	138.8	0.3	1.9	37.2	1.9	139.1
Total regional destinations	3.9	27.6	532.3	27.9	135.9	3.8	26.7	528.5	26.5	140.6
Border cities:
Ciudad Juárez International Airport	0.9	6.4	109.6	5.7	120.6	0.9	6.4	117.5	5.9	130.1
Reynosa International Airport	0.2	1.3	30.4	1.6	158.9	0.2	1.8	30.6	1.6	123.7
Total border city destinations	1.1	7.7	140.1	7.3	127.3	1.2	8.2	148.1	7.5	128.7
TOTAL:	14.2	100.0	1,908.2	100.0	134.3	14.1	100.0	1,994.2	100.00	141.8
______________
(1)	Revenues do not include eliminations of transactions among our subsidiaries.

(2)
Revenues per terminal passenger are calculated by dividing the total revenues for each airport by the number of terminal passengers for each airport. The total numbers have been rounded to the decimal.

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

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.  In 2006, 2007 and 2008, aeronautical services revenues represented approximately 81.3%, 81.7% and 81.3% respectively, of our total revenues.

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

Our principal airline customers are required to pay us no later than 152 days after the invoice delivery date. The actual term for payment is dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment terms during periods of lower interest rates (within a defined range).  In 2008, the weighted average term of payment was 71 days.

International passenger charges are currently U.S. dollar-denominated, but are collected in pesos based on the average exchange rate during the month prior to the flight, and as such the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.  Domestic passenger charges are peso-denominated.  In 2006, 2007 and 2008, passenger charges represented approximately 73.2%, 75.0% and 76.3%, respectively, of our aeronautical services revenues and approximately 59.4%, 61.2% and 62.0%, respectively, of our total revenues.  Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services.  Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client.  In 2006, 2007 and 2008, these charges represented approximately 8.3%, 7.7% and 6.9%, respectively, of our aeronautical services revenues and approximately 6.8%, 6.3% and 5.6%, respectively, of our total revenues.

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

Aircraft Long-Term Parking Charges

We collect charges from our carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo.  These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client.  Together with our aircraft parking, boarding and unloading charges described above, in 2006, 2007 and 2008, these charges represented approximately 6.7%, 6.2% and 5.9%, respectively, of our aeronautical services revenues and 5.5%, 5.1% and 4.8%, respectively, of our total revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles.  These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client.  In 2006, 2007 and 2008, these charges represented approximately 1.8%, 1.5% and 1.5%, respectively, of our aeronautical services revenues and approximately 1.5%, 1.2% and 1.2%, respectively, of our total revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our X-ray equipment, metal detectors and other security equipment and personnel.  These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight.  Airport security services at our airports are provided by independent subcontractors.  In 2006, 2007 and 2008, these charges represented approximately 1.4%, 1.5% and 1.4%, respectively, of our aeronautical services revenues and approximately 1.1%, 1.2% and 1.1%, respectively, of our total revenues.

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

The International Civil Aviation Organization established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We are currently negotiating with our principal airline customers to enter into service agreements pursuant to which we expect to agree to operate new screening equipment that we would purchase and install and to implement other security measures to facilitate our airline customers’ compliance with the new baggage screening guidelines.  Until we agree on the contractual terms with the airlines and the new screening equipment becomes operational, checked baggage will continue to be screened by hand by each airline in order to comply with the new screening guidelines.  In some countries, such as the United States of America, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the new equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus subject to potential liability, if Mexican law changes in the future.

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

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services.  For example, SEAT, which is controlled by Aeroméxico and Mexicana through a joint venture, is currently one of our providers of ramp handling and baggage handling services at our airports.  If the third parties currently providing these services cease to do so, we will be required to provide these services or find another third party to provide such services.

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

Cargo Handling

In 2006, 2007 and 2008, our 13 airports handled approximately 81, 82, and 79 thousand metric tons of cargo, respectively.  Increases in our cargo volume are beneficial to us for purposes of the maximum rate calculations, as cargo increases the number of our workload units.

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

Non-aeronautical Services

General

Our revenues from non-aeronautical services are principally derived from commercial activities.  Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services.  Our revenues from non-aeronautical services are derived from commercial activities, such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants.  In 2006, 2007 and 2008, revenue from non-aeronautical services accounted for approximately 18.7% 18.3%, and 18.7%, respectively, of total revenue.

None of our revenues from non-aeronautical services are regulated under our maximum-rate price regulation system, though they may be regulated by other authorities.  For example, our parking facilities may be subject to certain municipal regulations.

Revenues from Commercial Activities

As the main part of our business strategy we have made it a priority to increase our revenues from commercial activities in our airports and to develop and promote the “OMA” brand, including the “OMA Plaza” retail brand described below.  As a result of our efforts, our revenues from commercial activities have increased from approximately 7% of revenues in 2000 to 18.7% of revenues in 2008, primarily as a result of the following initiatives:

•
Expanding and reconfiguring the commercial space available in our airport terminals.  In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase our exposure to the commercial businesses operating in our airports.  As a result, between 2000 and 2008, we increased the total area available for commercial activity in our 13 airports by approximately 50%, and have more than doubled the commercial area in the Monterrey International Airport.

•
Renegotiating agreements with terminal tenants to be more consistent with market practice. We have also improved our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square-footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports.  We estimate, based on the nature of our tenant operations, that approximately half of our commercial space is suitable for royalty-based leasing arrangements.  As of December 31, 2008, substantially all of the eligible contracts were represented by royalty-based leasing arrangements.

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

•
Developments at Mexico City International Airport. In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room, 5-star hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the Mexico City International Airport, under a 20-year contract with the Mexico City International Airport.  The Spanish company NH Hoteles, S.A. owns the other 10% and will operate the hotel.  The commercial areas included in this project, excluding the hotel, are expected to increase by approximately 40% the total commercial space operated by OMA. As of May 29, 2009, construction of the hotel was approximately 93% completed, and we expect the hotel to start operations in the third quarter of 2009.  The first stage of the commercial area is expected to begin operations in 2010.

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

•
Retail stores – We have completed several renovation projects as part of our overall effort, described above, to improve the product mix and brand recognition of retail stores in the commercial areas at our airports.  Our retailer tenants currently offer such internationally recognized product brands as Hermès, Mont Blanc, Swatch, Christian Dior, Lancôme, L’Oreal, Swarovski, Lacoste, Cartier, Bulgari and Hugo Boss.  We also have several duty-free retailers that cater to international passengers.

•
Car rentals – We recently increased the presence of internationally known name-brand car rental providers at our airports, and have encouraged car rental companies to establish on-site automobile pick-up and drop-off facilities at our airports.

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

•
Financial services – We lease space to financial services providers (such as currency exchange bureaus, banks and ATMs), at our airports, and we charge providers of these financial services fees based partly on a percentage of the revenues recorded by their operations.  ATM service is currently available at all of our airports.

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

Our Airports

In 2006, 2007 and 2008, our airports served a total of approximately 11.8 million, 14.2 million, and 14.1 million terminal passengers, respectively.  Monterrey International Airport accounted for approximately 44.6%, 46.2% and 46.8% of our terminal passenger traffic in 2006, 2007 and 2008, respectively.   Acapulco International Airport, Mazatlán International Airport and Zihuatanejo International Airport, our main airports servicing the next most popular destinations in our airport group, collectively accounted for approximately 21.2%, 18.5% and 18.2% of our terminal passenger traffic in 2006, 2007 and 2008, respectively.  Ciudad Juárez International Airport, our largest airport servicing a border city, accounted for approximately 5.9%, 6.4% and 6.4% of our terminal passenger traffic in 2006, 2007 and 2008, respectively.  All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following tables set forth the passenger traffic volume presented in amounts of (1) total passengers, (2) terminal departing passengers and (3) terminal arriving passengers, for each of our airports for the periods indicated:

Passenger Traffic

	Year Ended December 31,
	2004			2005			2006			2007			2008
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	821,301	35,353	856,654	880,190	39,291	919,481	994,286	45,445	1,039,731	1,057,347	49,444	1,106,791	1,087,974	26,098	1,114,072
Chihuahua	556,074	95,271	651,345	599,977	79,932	679,909	664,392	80,257	744,649	854,757	60,231	914,988	833,793	46,451	880,244
Ciudad Juárez	570,923	5,596	576,519	611,942	31,032	642,974	698,765	44,856	743,621	908,938	26,033	934,868	903,129	23,212	926,341
Culiacán	673,002	100,189	773,191	769,118	118,238	887,356	843,989	138,637	982,626	1,137,571	167,684	1,305,255	1,099,038	138,456	1,237,494
Durango	210,774	44,885	255,659	214,920	47,334	262,254	236,200	24,933	261,133	279,310	36,405	315,715	233,471	23,709	257,180
Mazatlán	741,267	89,918	831,185	799,801	106,125	905,926	819,214	91,839	911,053	905,010	120,261	1,025,271	833,714	109,124	942,838
Monterrey	4,293,816	289,813	4,583,629	4,660,138	360,213	5,020,351	5,253,600	300,737	5,554,337	6,559,613	304,195	6,863,808	6,586,190	163,050	6,749,240
Reynosa	145,075	2,508	147,583	146,250	1,777	148,027	136,991	1,417	138,408	191,326	1,208	192,534	247,339	991	248,330
San Luis Potosí	195,700	3,875	199,575	233,610	832	234,442	227,102	1,160	228,262	264,349	1,973	266,322	261,049	2,007	263,056
Tampico	333,696	12,687	346,383	402,122	13,292	415,414	485,125	12,570	497,695	580,117	14,880	594,997	582,328	13,452	595,780
Torreón	361,400	109,324	470,724	374,559	91,188	465,747	410,124	52,479	462,603	522,295	80,903	603,198	481,265	56,173	537,438
Zacatecas	236,692	57,040	293,732	297,137	72,469	369,606	332,224	122,865	455,089	277,339	57,191	334,530	267,344	40,791	308,135
Zihuatanejo	599,720	5,104	604,824	608,897	4,062	612,959	681,581	4,150	685,731	674,612	8,352	682,964	644,029	6,105	650,134
Total	9,739,440	851,563	10,591,003	10,598,661	965,785	11,564,446	11,783,593	921,345	12,704,938	14,212,481	928,760	15,141,241	14,060,663	649,619	14,710,282
______________
(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2004			2005			2006			2007			2008
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	251,552	168,251	419,803	256,715	192,531	449,246	296,841	207,896	504,737	348,822	189,869	538,691	382,157	167,744	549,901
Chihuahua	248,329	28,232	276,561	261,361	36,808	298,169	290,516	41,988	332,504	380,161	46,424	426,585	366,151	48,949	415,100
Ciudad Juárez	256,713	795	257,508	272,641	878	273,519	314,698	552	315,250	424,456	794	425,250	422,987	767	423,754
Culiacán	313,146	26,754	339,900	365,805	25,748	391,553	407,618	20,651	428,269	549,967	28,322	578,289	534,556	25,463	560,019
Durango	78,977	25,809	104,786	82,656	24,293	106,949	91,989	26,132	118,121	121,291	18,695	139,986	101,108	15,174	116,282
Mazatlán	182,168	189,010	371,178	178,758	222,324	401,082	173,150	237,725	410,875	221,627	233,579	455,206	212,322	208,419	420,741
Monterrey	1,692,546	463,357	2,155,903	1,779,871	515,697	2,295,568	2,042,616	497,271	2,539,887	2,668,059	509,709	3,177,768	2,732,645	517,040	3,249,685
Reynosa	66,985	104	67,089	65,674	117	65,791	65,008	68	65,076	90,877	488	91,365	116,668	1,101	117,769
San Luis Potosí	71,675	27,177	98,852	77,923	39,514	117,437	70,550	42,681	113,231	87,299	45,123	132,422	84,508	45,750	130,258
Tampico	144,887	21,609	166,496	171,153	30,307	201,460	208,718	33,604	242,322	259,532	30,346	289,878	259,107	30,483	289,590
Torreón	152,230	28,154	180,384	149,345	36,911	186,256	162,828	42,378	205,206	216,027	46,060	262,087	196,318	44,330	240,648
Zacatecas	72,025	49,529	121,554	99,691	52,973	152,664	118,673	52,517	171,190	91,539	50,736	142,275	92,056	44,394	136,450
Zihuatanejo	155,386	146,818	302,204	143,963	161,763	305,726	165,047	176,772	341,819	176,019	164,000	340,019	171,832	151,826	323,658
Total	3,686,619	1,175,599	4,862,218	3,905,556	1,339,864	5,245,420	4,408,252	1,380,235	5,788,487	5,635,676	1,364,145	6,999,821	5,672,415	1,301,440	6,973,855

	Year ended December 31,
	2004			2005			2006			2007			2008
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total

Terminal arriving passengers:
Acapulco	290,885	110,613	401,498	298,273	132,671	430,944	341,685	147,864	489,549	391,401	127,255	518,656	436,514	101,559	538,073
Chihuahua	258,468	21,045	279,513	271,814	29,994	301,808	297,980	33,908	331,888	392,448	35,724	428,172	381,821	36,872	418,693
Ciudad Juárez	312,392	1,023	313,415	337,558	865	338,423	382,757	758	383,515	482,572	1,013	483,585	478,597	778	479,375
Culiacán	320,278	12,824	333,102	366,652	10,913	377,565	410,628	5,092	415,720	547,829	11,453	559,282	533,082	5,937	539,019
Durango	85,366	20,622	105,988	89,741	18,230	107,971	99,989	18,090	118,079	127,370	11,954	139,324	109,796	7,393	117,189
Mazatlán	204,671	165,418	370,089	201,781	196,938	398,719	191,529	216,810	408,339	234,667	215,137	449,804	224,663	188,310	412,973
Monterrey	1,697,834	440,079	2,137,913	1,867,610	496,960	2,364,570	2,271,885	441,828	2,713,713	2,948,821	433,024	3,381,845	2,898,749	437,756	3,336,505
Reynosa	77,905	81	77,986	80,190	269	80,459	71,903	12	71,915	99,822	139	99,961	129,484	86	129,570
San Luis Potosí	76,923	19,925	96,848	85,549	30,624	116,173	80,207	33,664	113,871	96,062	35,865	131,927	94,096	36,695	130,791
Tampico	153,234	13,966	167,200	185,451	15,211	200,662	223,699	19,104	242,803	272,511	17,728	290,239	271,800	20,938	292,738
Torreón	161,310	19,706	181,016	160,898	27,405	188,303	173,396	31,522	204,918	225,526	34,682	260,208	207,748	32,869	240,617
Zacatecas	68,770	46,368	115,138	98,085	46,388	144,473	116,784	44,250	161,034	93,788	41,276	135,064	95,619	35,275	130,894
Zihuatanejo	174,133	123,383	297,516	169,731	133,440	303,171	187,620	152,142	339,762	192,041	142,552	334,593	198,440	121,931	320,371
Total	3,882,169	995,053	4,877,222	4,213,333	1,139,908	5,353,241	4,850,062	1,145,044	5,995,106	6,104,858	1,107,802	7,212,660	6,060,409	1,026,399	7,086,808

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2008.

Capacity by Airport(1)

Airport	Peak air traffic movements per hour	Runway Capacity(2)
Acapulco	9	40
Chihuahua	9	40
Ciudad Juárez	8	20
Culiacán	9	20
Durango	4	40
Mazatlán	11	22
Monterrey	31	38
Reynosa	5	18
San Luis Potosí	5	20
Tampico	8	22
Torreón	9	20
Zacatecas	4	20
Zihuatanejo	8	20
______________________________
(1)	2008 figures.
(2)	Air traffic movements per hour.

The following table sets forth the air traffic movements for each of our airports for the periods indicated.

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2004	2005	2006	2007	2008
Acapulco	23,288	26,336	28,015	30,016	30,248
Chihuahua	35,205	36,614	36,681	23,567	35,989
Ciudad Juárez	17,565	20,424	19,612	61,675	21,059
Culiacán	46,404	50,648	55,691	37,992	43,771
Durango	15,075	15,599	15,672	17,112	16,255
Mazatlán	21,984	23,965	24,046	25,292	25,942
Monterrey	95,027	94,292	101,736	116,826	110,150
Reynosa	6,386	6,513	7,877	9,483	10,403
San Luis Potosí	20,361	22,102	22,150	23,696	22,184
Tampico	19,512	21,299	22,730	27,938	24,453
Torreón	22,344	21,523	21,546	25,101	22,923
Zacatecas	7,942	9,112	10,381	9,169	9,001
Zihuatanejo	14,923	13,899	16,474	16,190	14,856
Total	346,016	362,326	382,611	424,057	387,234
______________________________
(1)	Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	Year ended December 31,
	2004	2005	2006	2007	2008
Acapulco	35.3	33.4	35.5	35.2	36.0
Chihuahua	15.8	16.4	18.1	22.5	23.2
Ciudad Juárez	32.5	30.0	35.6	38.6	42.9
Culiacán	14.5	15.2	15.2	18.4	25.1
Durango	14.0	13.8	15.1	16.3	14.4
Mazatlán	33.7	33.4	34.1	35.8	32.1
Monterrey	45.2	49.4	51.6	56.1	59.8
Reynosa	22.7	22.5	17.4	20.2	23.8
San Luis Potosí	9.6	10.6	10.3	11.2	11.8
Tampico	17.1	18.9	21.3	20.8	23.8
Torreón	16.2	17.4	19.0	20.8	21.0
Zacatecas	29.8	32.6	32.0	30.2	29.7
Zihuatanejo	40.2	43.8	41.4	41.7	43.4
Average of all airports	28.1	29.3	30.8	33.5	36.3
______________________________
(1)	Includes total passengers divided by total air traffic movements.

Metropolitan Area

Monterrey International Airport

Monterrey International Airport is our most important airport in terms of passenger traffic (including both domestic and international passengers), air traffic movements and contribution to revenues.  According to the Mexican Bureau of Civil Aviation, Monterrey International Airport was the fourth busiest airport in Mexico in 2008, in terms of commercial aviation passenger traffic.  In 2006, 2007 and 2008, it accounted for approximately 44.6%, 46.2% and 46.8%, respectively, of our terminal passenger traffic.

In 2006, 2007 and 2008, a total of 5.3 million terminal passengers, 6.6 million terminal passengers and 6.6 million terminal passengers, respectively, were served by Monterrey International Airport.  Of the terminal passengers in 2006, 82.1% were domestic and 17.9% were international passengers.  In 2007, 85.6% were domestic and 14.4% were international passengers.  In 2008, 85.5% were domestic and 14.5% were international passengers.  This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 12 commercial airlines operate at the airport, the principal ones of which are Aeroméxico, Aviacsa, Aeroméxico Connect (formerly Aerolitoral), VivaAerobus, Mexicana and Interjet.  The airport is an important hub for Aviacsa, a maintenance center for Aeroméxico Connect (formerly Aerolitoral) and the headquarters of VivaAerobus.  During 2008, VivaAerobus cancelled routes from Monterrey to Tampico, Torreón, San Luis Potosí, and Zihuatanejo. In addition, it reduced flights to other cities. Aviacsa cancelled flights to Los Angeles and Houston starting in January 2008. In September 2008, Aeroméxico Connect began flying new route to Querétaro.  The principal non-Mexican airlines operating at the airport are American and Continental.  Airlines operating at this airport serve 40 direct destinations, of which 27 are domestic and 13 are international.  Of these destinations, Mexico City, Toluca, Guadalajara, Cancún, Ciudad Juárez, Hermosillo, Houston, Dallas, Los Angeles, Atlanta, Las Vegas, Chicago, Detroit, New York, Austin and Madrid are the principal direct routes.  During 2008, five airlines ceased their operations at this airport.  Aerocalifornia was suspended on July 21, 2008, Aeromar suspended its operations on July 27, 2008, Aladia suspended its operations on October 20, 2008, Alma de Mexico suspended its operations on November 7, 2008, and American Eagle suspended its operations on November 2, 2008. On June 2, 2009, the Transport and Communication Commissions (SCT) ordered the temporary suspension of operations of 25 aircraft of Aviacsa. Aviacsa has 60 days from the date of the suspension to respond. On June 5, 2009, the Fifth Federal Court in Ciudad Valles granted a temporary suspension pursuant to a constitutional proceeding (juicio de amparo) and ordered the revocation of the decision of the SCT to suspend temporarily the operation of the 25 Aviacsa aircraft. Since 2005, we have entered into agreements with five new Mexican carriers for the operation of various additional routes to and from the airport.  In addition, two such carriers, the principal one of which is VivaAerobus, have elected to establish their operations headquarters at our airport.

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

Monterrey International Airport operates 24 hours daily.  The airport currently has two operating runways, one with a length of 3,000 meters (9,842 feet), and the other with a length of 1,800 meters (5,905 feet).  The airport’s runway capacity is 38 air traffic movements per hour.  The airport also has an instrument landing system (ILS).  The airport occupies a total area of 821 hectares (88,371,705 square feet).  The airport’s facilities include a commercial passenger terminal building with a total area of approximately 28,966 square meters (311,787 square feet), of which 4,987 square meters (53,681 square feet) is commercial space, a 29-position apron for commercial aviation, a two-position apron for air freight, a ten-position apron for general aviation, five taxiways, nine air bridges, an ample boarding lounge for passengers making connections with other flights, and other boarding lounges.  Currently, the airport has 11 gates for international or domestic flights.

In November 2006 we completed construction of a new temporary passenger Terminal C building with a total area of approximately 4,800 square meters (51,668 square feet) to handle additional traffic from the new airlines serving the airport.  This new Terminal, which commenced operation at year-end 2006, is mainly used by the low cost carrier VivaAerobus.  The Terminal C has four boarding gates and serves five aircraft positions. In October 2007, in response to the request of low cost carrier VivaAerobus, we started an expansion for the passenger Terminal C. In particular, this expansion would lead to a development of a commercial area with 5 leased spaces for duty free, snacks, and boutiques, an enlargement of the waiting lounge and the construction of an additional baggage claim area with space for the principal customs and migration authorities. The aggregate expansion would amount to additional 2,794 square meters (or 30,075 square feet).

On June 4, 2007, construction began on Terminal B of the Monterrey International Airport, which is expected to begin operations in the end of the third quarter of 2009.  Terminal B is expected to have the capacity to service 2.0 million passengers per year.  The 21,000 square meter (226,049 square feet) facility is expected have two levels plus a mezzanine, and include six passenger jet ways (four of which are completed), seven contact positions for regional planes and four remote parking positions.  Our affiliate ICA has been engaged to construct the foundation, procure, fabricate and assemble the metallic structure and install the three-dimensional roofing structure for the facility. The relevant agreement was approved, in accordance with our Related Party Guidelines, by our Board of Directors upon the recommendation of our Committee responsible for Corporate Practices Functions, which concluded that the contract is on terms that the Committee believes are arm’s length.

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

Within our plans for future expansion of the Monterrey International Airport, on February and June 2007 and on March and May 2008 we completed the acquisition of land surrounding the airport for an aggregate surface of 720 hectares for an aggregate price of Ps. 1,056,100,000 (US$ 126,660,000).

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

VivaAerobus was the only airline that took advantage of these incentives.  VivaAerobus established its corporate and operational headquarters at the Monterrey International Airport.  In December 2006, VivaAerobus commenced operations with two aircrafts operating nine routes.  By December 2008, VivaAerobus had 18 destinations with seven aircrafts operating in their fleet and was serving 7 of our airports from Monterrey.  By the end of 2008 VivaAerobus had a seven-plane fleet and an increment in its routes.  The principal routes served by VivaAerobus at the Monterrey International Airport are Veracruz, Cancún,  Mérida, Culiacán, Villahermosa, and Chihuahua.  VivaAerobus opened its first international route to Austin, Texas, which started flying in May of 2008.  We believe that our participation in this agreement resulted in a decrease in our aeronautical revenues per terminal passenger in 2007 and 2008, and on September 10, 2008 we agreed with VivaAerobus to terminate the program. As a result, we will no longer provide financial incentives to VivaAerobus for the traffic it generates at Monterrey.

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  Historically, Aeropuerto del Norte has been used solely for general aviation operations.  Recently, the state of Nuevo Leon has requested that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations.  To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  However, there can be no assurance that the Ministry of Communications and Transportation will not authorize such an amendment and that commercial aviation flights will not operate from Aeropuerto del Norte in the future.  In addition, we understand that Aeropuerto del Norte is not capable of accommodating commercial passenger traffic with its current infrastructure.

Tourist Destinations

Acapulco International Airport

Acapulco International Airport is our third most important airport in terms of passenger traffic, air traffic movements and contribution to revenues.  According to the Mexican Bureau of Civil Aviation, Acapulco International Airport was the thirteenth busiest airport in Mexico in 2008, in terms of commercial aviation passenger traffic.  In 2006, 2007 and 2008, it accounted for approximately 8.4%, 7.4% and 7.7%, respectively, of our terminal passenger traffic.

In 2006, 2007 and 2008, a total of 994,286 terminal passengers, 1,057,347 terminal passengers and 1,087,974 terminal passengers, respectively, were served by Acapulco International Airport.  Of the terminal passengers in 2006, 64.2% were domestic and 35.8% were international passengers.  Of the terminal passengers in 2007, 70.0% were domestic and 30.0% were international passengers.  In 2008, 75.2% were domestic and 24.8% were international passengers.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of thirteen commercial airlines operate at the airport. The principal Mexican airlines are Interjet, Mexicana, Aeroméxico, Volaris, Aviacsa and VivaAerobus.  The non-Mexican airlines operating at the airport are American and Continental.  Airlines operating at this airport serve 11 direct destinations.  Of these destinations, Mexico City, Toluca, Houston, Tijuana and Monterrey are the most popular.  In 2005 we entered into agreements with two new low-cost Mexican carriers for the operation of two additional routes: Acapulco-Toluca and Puebla-Acapulco-Tijuana.  VivaAerobus began operating a Monterrey-Acapulco route in December 2006.  On January 13, 2008, Aviacsa ceased its operations at the Acapulco airport (as a result of the high fuel prices), followed by Avolar, which cancelled the Acapulco-Puebla route in April 2008 and then had its operations suspended by the Mexican regulatory authorities on August 28, 2008.  On April 28, 2008, Volaris began operating the Acapulco-Tijuana route at this airport. Other low-cost carriers have expressed an interest in commencing operations at this airport.

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

Acapulco International Airport operates 24 hours daily.  The airport has two operating runways and six taxiways.  The principal runway has a length of 3,300 meters (10,827 feet) and the auxiliary runway has a length of 1,700 meters (5,577 feet).  The apron servicing commercial aviation accommodates 15 airplanes.  Two of these spaces accommodate a B-737 model or equivalent, another two accommodate a B-747-400 model or equivalent, and the remaining eleven accommodate a B-757 model or equivalent.  Three of the 15 spaces have mechanical boarding bridges and 13 of the spaces have oil pumps.  The apron servicing general aviation accommodates 24 aircraft.

The runway capacity at Acapulco International airport is 40 air traffic movements per hour.  The airport also has an instrument landing system (ILS), which provides precise guidance to assist aircraft during landing.  The airport occupies a total area of 448.7 hectares (48,297,666 square feet) and has two buildings, one for commercial aviation and the other one for executive or general aviation.  The building for commercial aviation has four floors and occupies a total area of 19,943 square meters (214,666 square feet), of which 1,587 square meters (17,083 square feet) is commercial space.

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

Mazatlán International Airport

Mazatlán International Airport is our sixth most important airport in terms of passenger traffic.  According to the Mexican Bureau of Civil Aviation, Mazatlán International Airport was the eighteenth busiest airport in Mexico in 2008, in terms of commercial aviation passenger traffic.  In 2006, 2007 and 2008, it accounted for approximately 7.0%, 6.4%, and 5.9% respectively, of our terminal passenger traffic.

In 2006, 2007 and 2008, a total of 819,214 terminal passengers, 905,010 terminal passengers and 833,714 terminal passengers, respectively, were served by Mazatlán International Airport.  Of the terminal passengers in 2006, 44.5% were domestic and 55.5% were international passengers.  In 2007, 50.4% were domestic and 49.6% were international passengers.  In 2008, 52.4% were domestic and 47.6% were international passengers.  The airport’s passengers are predominantly domestic tourists who come from Mexico City, Monterrey and Tijuana among other cities, and international tourists who come primarily from the United States and Canada.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of nine commercial airlines operate at the airport.  The Mexican airlines are Mexicana, Aeroméxico Connect, VivaAerobus, Volaris and Magnicharters.  During 2008, four airlines ceased their operations at the airport: Aerocalifornia was suspended on July 24, 2008; Delta ceased its operations at the airport on July 16, 2008, Aeroméxico ceased its operations at the airport on September 12, 2008; and Alma de Mexico ceased its operations at the airport  and filed for bankruptcy on November 7, 2008. As of June 10, 2008, Mexican regulatory authorities temporarily suspended Magnicharter’s operations due to safety issues; the airline then resumed its operations two weeks after its suspension.

The non-Mexican airlines operating at the airport are Alaska Airlines, America West, Mesa Airlines, Continental Airlines and Frontier. The airlines’ operations at the airport serve 12 direct destinations.  Of these destinations, Mexico City, Toluca, Monterrey, Guadalajara, Tijuana, Los Cabos, La Paz, and Los Mochis are the national routes.  Volaris began operating a new Tijuana-Mazatlán-Toluca route on November 25, 2008.Under the amended bilateral aviation agreement entered into between Mexico and the United States in December 2005, the international routes are Los Angeles, Phoenix, Houston, Denver, and Seattle,

Mazatlán International Airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of approximately 600,000.  Mazatlán is the principal tourist destination of the Sinaloa region, with about 9,600 hotel rooms, according to the Mexican Ministry of Tourism.  Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

Mazatlán International Airport operates 24 hours daily.  Its runway capacity is 22 air traffic movements per hour.  The airport occupies approximately 458 hectares (49,298,709 square feet) of land.  The airport’s facilities include a terminal building with a total area of 16,300 square meters (175,453 square feet), of which 1,390 square meters (14,963 square feet) is commercial space.  The airport has a 71,709-square-meter (771,595-square-feet) commercial aviation apron with ten positions and a 33,669-square-meter (362,268-square-feet) general aviation apron with 60 positions.  In addition, the airport has four air bridges, multiple boarding lounges, and a public parking facility that accommodates 152 vehicles and included 5 handicapped spots.  The airport’s runway is 2,702 meters (8,865 feet) long, with four taxiways that connect the commercial and general aviation platforms.

Mazatlán International Airport has been extensively remodeled and upgraded since 2000 in order to improve its operational efficiency and appearance.  Its runway system was completely replaced in and its 2001platform for general aviation was completely renovated in 2003.  The terminal building was also remodeled to include, among other amenities, tourist information services and new charter flight check-in counters.  The remodeling project was completed in 2003. Recent improvements to the airport include the separation of the arrival and departure areas, general improvements to the international boarding area and a helicopter-landing platform.

Zihuatanejo International Airport

Zihuatanejo International Airport is our seventh most important airport in terms of passenger traffic. According to the Mexican Bureau of Civil Aviation, Zihuatanejo International Airport was the twentieth busiest airport in Mexico in 2008, in terms of commercial aviation passenger traffic.  In 2006, 2007 and 2008, it accounted for approximately 5.8%, 4.7% and 4.6%, respectively, of our terminal passenger traffic.

In 2006, 2007 and 2008, a total of,  681,581 terminal passengers, 674,612 terminal passengers and 644,029 terminal passengers, respectively, were served by Zihuatanejo International Airport.  Of the terminal passengers in 2006, 51.7% were domestic and 48.3%were international passengers.  Of the terminal passengers in 2007, 54.6% were domestic and 45.4% were international passengers.  In 2008, 57.5% were domestic and 42.5% were international.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican economic conditions.

A total of eight commercial airlines operate at the airport; the principal domestic airlines are Aeroméxico, Interjet and Click Mexicana.  Non -Mexican airlines operating at the airport include Alaska Airlines, Continental and NorthAmerica West.  Alma ceased service to Zihuatanejo in April 2008 and filed for bankruptcy on November 7, 2008.  Airlines operating at this airport serve 8 destinations.  Of these destinations, Mexico City, Toluca, Dallas, Houston, Phoenix and Los Angeles are the principal direct routes.

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

Zihuatanejo International Airport operates 14 hours daily, from 7:00 a.m. to 9:00 p.m., with an extended schedule from 5:00 a.m. to 12:00 a.m.  The airport has one runway, which is 2,500 meters (8,202 feet) long with a runway capacity of 20 air traffic movements per hour.  The airport’s facilities include a terminal building encompassing an area of 6,905 square meters (74,325 square feet), including 930 square meters (10,012 square feet) of commercial space.  It has a five-position commercial aviation apron, a 30-position general aviation apron and two taxiways.  The airport has four gates for international or domestic flights.

The quality of services offered at the Zihuatanejo International Airport has improved as a result of the recent expansion and renovation of the baggage claim, passenger waiting and commercial areas.

Regional Cities

Chihuahua International Airport

Chihuahua International Airport is our fifth most important airport in terms of passenger traffic, air traffic movements and contribution to revenues.  According to the Mexican Bureau of Civil Aviation, Chihuahua International Airport was the seventeenth busiest airport in Mexico in 2008, in terms of commercial aviation passenger traffic.  In 2006, 2007 and 2008, it accounted for approximately 5.6%, 6.0% and 5.9%, respectively, of our terminal passenger traffic.

In 2006, 2007 and 2008, a total of 664,392 terminal passengers, 854,757 and 833,793 terminal passengers, terminal passengers, respectively, were served by Chihuahua International Airport.  Of the terminal passengers in 2006, 88.6% were domestic and 11.4% were international passengers.  In 2007, 90.4% were domestic and 9.6% were international passengers.  In 2008, 89.7% were domestic and 10.3% were international.Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight commercial airlines operate at the airport, of which the principal ones are Aeroméxico, Aeroméxico Connect (formerly Aerolitoral), VivaAerobus and Interjet.  On October 22, 2008, the low-cost airline Volaris began operating a direct route to Toluca at this airport.  Airlines operating at this airport serve 12 destinations.  The principal routes are Toluca, Mexico City, Monterrey, Houston and Dallas.  On March 26, 2007, Mexican regulatory authorities announced an immediate suspension of Azteca, which accounted for approximately 7.1% of our revenue at the airport in 2006, due to safety concerns and financial problems.

Mexican regulatory authorities suspended Aerocalifornia’s operations effective July 24, 2008.  This airline accounted for 2.8% of our total terminal passengers in 2008.  Alma ceased its operations after filing for bankruptcy on November 7, 2008.  Alma accounted for 5.21% of our total terminal passengers in 2008.

Chihuahua International Airport is located approximately 18 kilometers (11 miles) from the City of Chihuahua, which is the capital of the state of Chihuahua.  The city’s population is approximately 787,479.  The state of Chihuahua ranks fifth largest in terms of GDP.  Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

Chihuahua International Airport operates 14 hours daily, from 7:00 a.m. to 9:00 p.m. (local time), with an extended schedule from 5:00 a.m. to 12:00 a.m.  The airport has two runways, with lengths of 2,620 meters (8,596 feet), and 1,100 meters (3,609 feet), respectively.  The runway system has a capacity of 40 air traffic movements per hour.  The airport occupies a total area of approximately 921.4 hectares (99,178,670 square feet).  The airport’s facilities include a terminal building with a total area of approximately 6,292 square meters (67,724 square feet), including 769 square meters (8,276 square feet) of commercial space, a seven-position apron for commercial aviation, a 21-position apron for general aviation, four taxiways, a two-position apron for airfreight and one air bridge.  The airport has four gates for international or domestic flights.

To accommodate growing demand for airfreight services and an expanding local economy, we recently completed construction of a cargo area, which includes a warehouse, a customs office, x-ray zones, storage areas and packaging offices.  We currently operate all international cargo operations at this airport directly.

Culiacán International Airport

Culiacán International Airport is our second most important airport in terms of passenger traffic, air traffic movements and contribution to revenues.  According to the Mexican Bureau for Civil Aviation, Culiacán International Airport was the twelfth busiest airport in Mexico in 2008, in terms of commercial aviation passenger traffic.  In 2006, 2007 and 2008, it accounted for approximately 7.2%, 8.0% and 7.8%, respectively, of our terminal passenger traffic.

In 2006, 2007 and 2008, a total of 843,989 terminal passengers, 1,137,571 terminal passengers and 1,099,038 terminal passengers respectively, were served by Culiacán International Airport.  Of the terminal passengers in 2006, 96.9% were domestic and 3.1% were international passengers.  In 2007, 96.5% were domestic and 3.5% were international passengers.  In 2008, 97.1% were domestic and 2.9% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation.  In 2006, 2007 and 2008, commercial aviation accounted for approximately 92.9%, 94.9% and 96.2%, respectively, and general aviation accounted for approximately 7.1% , 5.1% and 3.8%, respectively, of the airport’s terminal passenger traffic.

A total of six commercial airlines regularly operate at the airport, the principal ones of which are Aeroméxico, Aeroméxico Connect (formerly Aerolitoral), Mexicana, Volaris, VivaAerobus and Aeropacífico.  On April 14, 2008, Avolar suspended its operations at the Culiacán airport as a consequence of the suspension of its operations by the Mexican regulatory authorities, followed by Aviacsa, which ceased its operations at the airport on  May 12, 2008 (as a result of the high fuel prices).  The market, served by Avolar was immediately absorbed by Volaris and Aerocalifornia.  Similarly, the market served by Aviacsa was immediately absorbed by VivaAerobús.  On July 24, 2008, the Mexican regulatory authorities suspended the operations of Aerocalifornia, due to safety concerns relating to the carrier’s fleet of aircraft.  Since its suspension, Aerocalifornia’s passenger portion to Tijuana and Guadalajara has been absorbed mainly by Volaris.  After its merger with Northwest, Delta ceased its operations at the Culiacán airport on August 17, 2008, and on April 30, 2008, Mexicana also canceled its Culiacán-Los Angeles route, leaving the direct Culiacán-Los Angeles route unattended.  Currently, Aeroméxico Connect serves the Culiacán-Los Angeles route with a layover in Hermosillo.

Airlines operating at this airport serve 9 direct destinations, which are Tijuana, Mexico City, Monterrey, Guadalajara, Toluca, Hermosillo, La Paz, Mexicali, and Chihuahhua.

Culiacán International Airport is located approximately 12 kilometers (7 miles) from downtown of the city of Culiacán, whose population is approximately 850,000 in the whole municipality.  Culiacán is the capital of the state of Sinaloa, an important producer of beef and agricultural products.  The potential for growth of exports to the United States could generate an increase cargo operations at this airport, though we can offer no assurances that such growth will in fact occur or that cargo operations would increase as a result thereof.

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

Durango International Airport

In each of 2006, 2007 and 2008, Durango International Airport accounted for approximately 1.7% of our terminal passenger traffic.

In 2006, 2007 and 2008, a total of 236,200 terminal passengers, 279,310 terminal passengers and 233,471 terminal passengers, respectively, were served by Durango International Airport.   Of the terminal passengers in 2006, 81.3% were domestic and 18.7% were international passengers.  Of the terminal passengers in 2007, 89.0% were domestic and 11.0% were international passengers.  In 2008, 90.3% were domestic and 9.7% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of two commercial airlines currently operate at the airport: Aeroméxico Connect (formerly Aerolitoral) and Contienental.  On April 14, 2008, Avolar suspended its operations at Durango as a consequence of the suspension of its operations by the Mexican regulatory authorities.  On July 24, 2008, the Mexican regulatory authorities suspended also the operations of Aerocalifornia due to safety concerns relating to the carrier’s fleet of aircrafts.  On October 26, 2008, Aeromexico cancelled the Durango-Chicago route.

Airlines operating at this airport service 5 direct destinations.  Of these, Mexico City, Tijuana, and Houston were the most important routes at the end of the year 2008.

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

The airport’s total area is 552.2 hectares (59,438,313 square feet).  Its facilities include a 4,000 square meters (43,056 square feet) terminal building with 146 square meters (1,571 square feet) of commercial space.  It has a three-position commercial aviation apron, a 26-position general aviation apron, and a 140-space public parking area.  The airport has two gates for international or domestic flights.

Recent improvements to the airport include the improvement of the boarding lounge for international and domestic flights, the expansion of the concourse, the expansion of the check-in area, improvement of commercial spaces, the expansion of the public parking lots and the separation of the arrival and departure areas.

San Luis Potosí International Airport

In 2006, 2007 and 2008, San Luis Potosí International Airport accounted for approximately 1.9%, 1.9% and 1.9%, respectively, of our terminal passenger traffic.

In 2006, 2007 and 2008, a total of 227,102 terminal passengers, 264,349 terminal passengers and 261,049 terminal passengers, respectively, were served by San Luis Potosí International Airport.  Of the terminal passengers in 2006, 66.4% were domestic and 33.6% were international passengers.  In 2007, 69.4% were domestic and 30.6% were international.  In 2008, 68.4% were domestic and 31.6% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five commercial airlines operate at the airport, which are Aeroméxico Connect (formerly Aerolitoral), Click Mexicana, Aeromar, Continental Airlines and American Eagle.  Airlines operating at this airport serve four destinations.  Of these destinations, the airport’s most important direct routes are Mexico City, Houston, Dallas and Monterrey.

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

The terminal building was remodeled in 2003.  As a result of the recent improvement and expansion project, the airport’s terminal building now includes additional arrival space with approximately 539 square meters for international and domestic flights. Recent improvements to the airport include the addition of separate domestic and international baggage claim areas.

Tampico International Airport

According to the Mexican Bureau of Civil Aviation, Tampico International Airport was the twenty-third busiest airport in Mexico in 2008, in terms of commercial aviation passenger traffic.  In 2006, 2007 and 2008, it accounted for approximately 4.1%, 4.1% and 4.1%, respectively, of our terminal passenger traffic.

In 2006, 2007 and 2008, a total of 485,125 terminal passengers, 580,117 terminal passengers and 582,328 terminal passengers, respectively, were served by Tampico International Airport.  Of the terminal passengers in 2006, 89.1% were domestic and 10.9% were international passengers.  In 2007, 91.7% were domestic and 8.3% were international passengers.  In 2008, 91.2 % were domestic and 8.8% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

Seven commercial airlines operate at the airport, the principal ones of which were Click Mexicana, Aeroméxico Connect (formerly Aerolitoral), Aviacsa, Interjet, Continental and American Eagle as of the end of December 2008. Alma de Mexico ceased operations and filed for bankruptcy on November 7, 2008, and VivaAerobus ceased operations at the airport on January 1, 2008. On June 2, 2009, the Transport and Communication Commissions (SCT) ordered the temporary suspension of operations of 25 aircraft of Aviacsa. Aviacsa has 60 days from the date of the suspension to respond. On June 5, 2009, the Fifth Federal Court in Ciudad Valles granted a temporary suspension pursuant to a constitutional proceeding (juicio de amparo) and ordered the revocation of the decision of the SCT to suspend temporarily the operation of the 25 Aviacsa aircraft.

At the end of 2008, Airlines operating at this airport serve four direct destinations:  Mexico City, Monterrey, Houston, and Dallas.  However, American Eagle cancelled its direct route to Dallas on January 6, 2009.  Aeromar began operating a direct route to Mexico City on November 10, 2008.

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

The airport’s total area is 391.7 hectares (42,162,237 square feet).  Its facilities include a 6,250 square meter (67,275 square feet) terminal building, of which 498 square meters (5,360 square feet) are commercial spaces.  It has a four-position apron for commercial aviation, a 36-position apron for general aviation, two taxiways and a boarding lounge.

The Tampico International Airport terminal was recently remodeled to include additional commercial space and an exhibition area.

Torreón International Airport

In 2006, 2007 and 2008, Torreón International Airport accounted for approximately 3.5%, 3.7% and 3.4% respectively, of our terminal passenger traffic.

In 2006, 2007 and 2008, a total of 410,124 terminal passengers, 522,295 terminal passengers and 481,265 terminal passengers, respectively, were served by Torreón International Airport.  Of the terminal passengers in 2006, 82.0% were domestic and 18.0% were international passengers.  In 2007, 84.5% were domestic and 15.5% were international passengers.  In 2008, 84.0% were domestic and 16.0 % were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five commercial airlines operate at the airport, serving six direct destinations: Mexico City, Chihuahua, Guadalajara, Monterrey, Houston and Dallas.

The principal commercial airlines are Aeroméxico, Aeroméxico Connect (formerly Aerolitoral), Click Mexicana, Continental and American Airlines.   After its merger with Northwest, Delta ceased its operations at the Torreón airport on August 15, 2008, leaving the direct route Los Angeles-Torreón-Los Angeles unserviced.  On July 24, 2008, the Mexican regulatory authorities suspended the operations of Aerocalifornia due to safety concerns relating to the carrier’s fleet of aircraft.  On November 7, 2008, Alma ceased its operations and filed for bankruptcy.

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

The airport’s total area is 460 hectares (49,513,987 square feet).  Its facilities include a terminal building, a seven-position apron for commercial aviation, a 14-position apron for general aviation, two taxiways, two boarding lounges, several VIP lounges, one air bridge and one boarding bridge.  The terminal building occupies approximately 5,275 square meters (56,780 square feet), including 582 square meters (6,265square feet) of commercial space.

Zacatecas International Airport

In 2006, 2007, and 2008, Zacatecas International Airport accounted for approximately 2.8%, 2.0% and 1.9%, respectively, of our terminal passenger traffic.

In 2006, 2007 and 2008, a total of 332,224 terminal passengers, 277,339 terminal passengers and 267,344 terminal passengers, respectively, were served by Zacatecas International Airport. Of the terminal passengers in 2006, 70.9% were domestic and 29.1% were international passengers.  In 2007, 66.8% were domestic and 33.2% were international.  In 2008, 70.2% were domestic and 29.8% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

Currently, the three Mexican commercial airlines that operate at the airport are Mexicana, Click Mexicana and Transportes Aeromar, which serve five direct destinations.  The airport’s national routes are Mexico City and Tijuana.  Airlines serving the airport recently added service to the United States cities of Chicago, Los Angeles and Oakland. Delta and Avolar ceased their operations on August 17, 2008 and on April 14, 2008, respectively.

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

The airport’s total area is 218 hectares (23,465,324 square feet).  The terminal building is 3,700 square meters (39,827 square feet), of which 200 square meters (2,157 square feet) is commercial area.  It has a three-position apron for commercial aviation, a 12-position apron for general aviation, a boarding lounge, and a parking lot with 227 parking spaces.

Border Cities

Ciudad Juárez International Airport

In 2006, 2007 and 2008, Ciudad Juárez International Airport accounted for approximately 5.9% 6.4% and 6.4% respectively, of our terminal passenger traffic.

In 2006, 2007 and 2008, a total of, 698,765 terminal passengers, 908,835 terminal passengers and 903,129 terminal passengers, respectively, were served by Ciudad Juárez International Airport.  Of the terminal passengers in 2006, 99.8% were domestic.  In 2007, 99.8% were domestic.  In 2008, 99.8% were domestic.

Five commercial airlines operate at the airport, serving eight destinations.  The airport serves seven direct routes: Mexico City, Monterrey, Toluca, Guadalajara, Chihuahua, Tijuana and Hermosillo.

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

The airport’s total area is 921.4 hectares (99,178,670 square feet).  Its facilities include a terminal building of 4,275 square meters (46,016 square feet), consisting of 481 square meters (5,179 square feet) of commercial space, a boarding lounge and two air bridges.  The airport has a seven-position commercial aviation apron, a nine-position general aviation apron, a one-position freight services apron and three taxiways.  The airport has four gates for international and domestic flights.

A new international cargo terminal was completed in 2005, which we anticipate will allow the airport to grow as a center for the shipment and distribution of goods in Mexico’s northern region.  The new terminal includes a cargo apron, a warehouse, customs offices and public parking facilities.

Reynosa International Airport

In 2006, 2007 and 2008, Reynosa International Airport accounted for approximately 1.2%, 1.3% and 1.8%, respectively, of our terminal passenger traffic.

In 2006, 2007 and 2008, a total of, 136,991 terminal passengers and 191,326 terminal passengers and 247,339 terminal passengers, respectively, were served by Reynosa International Airport.  Of the terminal passengers in 2006, 99.9% were domestic. Of the passengers in 2007, 99.7% were domestic.  Of the passengers in 2008, 99.5 % were domestic.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

Three commercial airlines operate at the airport, serving Mexico City and Poza Rica. On November 7, 2008, Alma ceased its operations and filed for bankruptcy, and on November 30, 2008, Volaris ceased its operations at this airport.

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

The airport’s total area is approximately 418 hectares (44,993,146 square feet).  The terminal building is 2,059 square meters (13,046 square feet), which includes 101 square meters (1,082 square feet) of commercial area.  It has a three-position apron for commercial aviation, a 15-position apron for general aviation, two taxiways, two private hangars, a boarding lounge, and a public parking area with 144 spaces.

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2008, over 10 international airlines and 15 Mexican airlines operated flights at our 13 airports.  Aeroméxico and VivaAerobus operate the most flights at our airports, followed by Aeroméxico Connect (formerly Aerolitoral), Interjet and Mexicana.  In 2008, revenues from Aeroméxico and its affiliates totaled Ps. 398 million (U.S.$ 28.7 million), revenues from VivaAerobus were Ps. 138 million (U.S.$ 9.9 million), while revenues from Mexicana and its affiliates were Ps. 237 million (U.S.$ 17.1million) and revenues from Aviacsa were Ps.112 million (U.S.$ 8.0, million), representing 24.6%, 8.5%,14.6% and 6.9%,  respectively, of our aeronautical revenues from airline customers for 2008.  These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines.

Historically, traditional carriers such as Aeroméxico and Mexicana have represented a substantial majority of the Mexican commercial airline market.  In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2008, passengers traveling on discount and low-cost carriers, such as VivaAerobus, Interjet, Alma, Volaris, Avolar, and Aladia accounted for approximately 33% of our commercial aviation passenger traffic.  Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has the potential to significantly increase the use of air transportation in Mexico.

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

Until recently the Mexican government also owned Grupo Mexicana, whose subsidiaries include Mexicana and Click Mexicana (formerly known as Aerocaribe).  In December 2005, the Mexican government sold Grupo Mexicana to Grupo Posadas, S.A de C.V., the largest hotel operator in Mexico.  Grupo Aeroméxico and Grupo Mexicana also control other airlines operating in our airports, including Aeroméxico Connect (formerly Aerolitoral) and Click Mexicana, as well one of our providers of baggage and ramp handling services at our airports SEAT, a joint venture between Grupo Aeroméxico and Grupo Mexicana.

Aeroméxico and Mexicana, along with Aeromar and Aeroméxico Connect (formerly Aerolitoral), have in the past refused to pay certain increases in our airport service charges.  In December 2001, we entered into an agreement with the National Air Transportation Board and the Ministry of Communications and Transportation pursuant to which we resolved existing disputes with our principal airline customers and established specific prices for aeronautical services applicable to those airlines.  The National Air Transportation Board agreed to cause our principal airline customers to enter into (a) contracts governing charges for aeronautical services and (b) lease contracts for property used by the airlines.  Although our agreement with the National Air Transportation Board expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until October 31, 2006, at which time we entered into a new agreement with the National Air Transportation Board that offered incentives, including discounts, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports.  This agreement expired in December of 2008 and we are currently negotiating its renewal.  We continue to charge our principal airline customers in accordance with the terms of this agreement during the pending of the negotiations. However, we cannot assure that the agreement will be actually renewed or that any airlines will adhere to the terms of such new agreement.

In April 2006, Mexican regulatory authorities suspended the operations of Aerocalifornia, S.A. de C.V. or Aerocalifornia, which accounted for approximately 7.1% of our revenues in 2005, due to safety concerns relating to the carrier’s fleet of aircraft.  Although Aerocalifornia resumed limited operations in August 2006, it accounted for only 2.6% of our revenues in 2006 as a result of such suspension and for 3.6% in 2007.  Mexican regulatory authorities again suspended Aerocalifornia’s operations effective July 24, 2008 for failure to evidence payment of certain duties, and as a result Aerocalifornia accounted for only 1.5% of our revenues in 2008.  To date, Aerocalifornia has not resumed any part of its operations.  Any similar suspension affecting our principal airline customers could have a material adverse effect on out results of operations.

The following chart sets forth our principal air traffic customers as of December 31, 2008.

Principal Air Traffic Customers	Percentage of 2007 Revenues	Percentage of 2008 Revenues
Domestic:
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	25.1%	24.6%
Grupo Mexicana (Mexicana and Click Mexicana)	14.0%	14.6%
Interjet	4.6%	9.2%
VivaAerobus	7.6%	8.5%
Aviacsa	9.4%	6.9%
Volaris	2.6%	4.2%
Alma	2.7%	2.9%
Grupo Aeromonterrey	2.5%	2.0%
Aerocalifornia(1)	3.6%	1.5%
Lнneas Aereas Azteca	0.5%	0.1%

Other	9.2%	11.3%
Total Domestic	81.8%	85.8%

International:
Continental	5.7%	5.2%
American Airlines (including American Eagle)	3.7%	3.4%
Alaska Airlines	1.8%	1.7%
Delta	1.5%	1.1%
America West (including Mesa Airlines)	0.8%	1.0%
Charters	3.0%	1.0%
Other	1.7%	0.8%
Total International	18.2%	14.2%
Total	100%	100%

Complementary Services Customers

Our principal complementary services clients are two principal providers of ramp handling and baggage handling services, Menzies Aviation and AGN Aviation Services, which provided Ps.12.1 million of revenues in the form of access fees in 2008.  Although Menzies is the primary provider of complementary services in our airports we earn only nominal portion of this revenue from Menzies.

Our primary catering clients are Comisariato Gotre, S.A. de C.V. and Aerococina, S.A. de C.V., which provided Ps. 2.3 million in revenues in the aggregate in the form of access fees in 2008.

Principal Non-aeronautical Services Customers

As of December 31, 2008, we were party to approximately 806 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time-share sales and promotions services and tourist information and promotion services.  As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers.  In 2008, our largest commercial customers were Publitop (advertising), Aeroboutiques  (duty free and duty paid stores), Aerocomidas (food and beverage), Cenca  (magazines), Telmex (Telecommunications), Aeroméxico, Mexicana, American Express (VIP lounges for commercial aviation passengers) and ICCS e Interaccess (VIP lounges for executive aviation passengers).

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

The relative attractiveness of the locations we serve is dependent on many factors, some of which are beyond our control.  These factors include the general state of the Mexican economy, and to a significant degree the U.S. economy, and the attractiveness of other commercial and industrial centers in Mexico that may affect the attractiveness of Monterrey and other growing population centers in our airport group, such as Ciudad Juárez and San Luis Potosí.  In addition, with respect to Acapulco, Mazatlán and Zihuatanejo, these factors include promotional activities and pricing policies of hotel and resort operators, weather conditions, natural disasters (such as hurricanes and earthquakes) and the development of new resorts that may be considered more attractive.  There can be no assurance that the locations we serve will continue to attract the same level of passenger traffic in the future.

The Mexican Airport and Auxiliary Services Agency currently operates 12 small airports in Mexico’s central and northern regions.  The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 32.0% of the passenger traffic in this region.  This traffic was the result of the increase in the passenger traffic transported to and from the Toluca International Airport.

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  Historically, Aeropuerto del Norte has been used solely for general aviation operations.  Recently, the state of Nuevo Leon has requested that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations.  To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  However, there can be no assurance that the Ministry of Communications and Transportation will not authorize such an amendment and that commercial aviation flights will not operate from Aeropuerto del Norte in the future.  In addition, we understand that Aeropuerto del Norte is not capable of accommodating commercial passenger traffic with its current infrastructure.

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

Under the Mexican Airport Law, the holder of a concession granted by the Ministry of Communications and Transportation is required to construct, operate, maintain and develop a public service airport in Mexico.  A concession generally must be granted pursuant to a public bidding process, except for:  (i) concessions granted to either (a) entities considered part of “the federal public administration” as defined under Mexican law or (b) private companies whose principal stockholder may be a state or municipal government; (ii) concessions granted to operators of private airports (who have operated privately for five or more years) wishing to begin operating their facilities as public service airports; and (iii) complementary concessions granted to existing concession holders.  Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand.  On June 29, 1998, the Ministry of Communications and Transportation granted 13 concessions to operate, maintain and develop the 13 principal airports in Mexico’s Central North region to our subsidiaries.  Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process.  However, the process of selling Series BB shares currently representing 14.7% of our capital stock to our strategic stockholder pursuant to the privatization process was conducted through a public bidding process.  Each of our concessions was amended on September 12, 2000 in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.

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

The International Civil Aviation Organization established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We are currently negotiating with our principal airline customers to enter into service agreements pursuant to which we expect to agree to operate new screening equipment that we would purchase and install and to implement other security measures to facilitate our airline customers’ compliance with the new baggage screening guidelines.  Until we agree on the contractual terms with the airlines and the new screening equipment becomes operational, checked baggage will continue to be screened by hand by each airline in order to comply with the new screening guidelines.  In some countries, such as the United States of America, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the new equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus subject to potential liability, if Mexican law changes in the future.

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

Airport and complementary services are required to be provided to all users in a uniform and regular manner, without discrimination as to quality, access or price.  Concession holders are required to provide airport and complementary services on a priority basis to military aircraft, disaster support aircraft and aircraft experiencing emergencies.  Airport and complementary services are required to be provided at no cost to military aircraft and aircraft performing national security activities.  Except for the airport, corporate and commercial services mentioned in the prior paragraph, the concession holders have not and do not provide complementary services as these services are provided by third parties.

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

The concessions require the concession holder to provide for a 24-month period to prepare and submit the concession holder’s master development program and consider the necessary requirements of the airport users in the preparation of the master development program as well as the opinions of air carriers and operations and timetable’s committee.  The concession holder must submit a draft of the master development program to such committee and air carriers for their review and comments six months prior to its submission for approval to the Ministry of Communications and Transportation.  Further, the concession holder must submit, six months prior to the expiration of the five-year term, the new master development program to the Ministry of Communications and Transportation.  The Ministry of Communications and Transportation may request additional information or clarification as well as seek further comments from airport users.  The Ministry of Defense may also opine on the master development programs.

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

In 2008, approximately 88.2% of our total revenues were earned from aeronautical services subject to price regulation under the maximum rates.

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

Historical Maximum Rates(1)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Acapulco	146.31	144.84	143.39	141.96	140.54
Ciudad Juárez	119.56	118.36	117.18	116.00	114.85
Culiacán	137.11	135.74	134.37	133.04	131.70
Chihuahua	143.80	142.36	140.94	139.52	138.14
Durango	152.16	150.64	149.13	147.63	146.16
Mazatlán	135.44	134.09	132.74	131.42	130.10
Monterrey	140.45	139.05	137.67	136.28	134.91
Reynosa	149.66	148.16	146.67	145.20	143.75
San Luis Potosí	159.69	158.09	156.50	154.94	153.39
Tampico	151.33	149.81	148.31	146.82	145.35
Torreón	142.13	140.71	139.31	137.90	136.52
Zacatecas	147.99	146.50	145.03	143.58	142.14
Zihuatanejo	127.08	125.81	124.54	123.31	122.08
______________________________
(1)	Expressed in constant pesos as of December 31, 2008.

Current Maximum Rates(1)

	Year ended December 31,
	2006	2007	2008	2009	2010
Acapulco	154.38	153.21	152.07	150.93	149.79
Ciudad Juárez	120.62	119.72	118.83	117.93	117.05
Culiacán	133.50	132.51	131.51	130.52	129.54
Chihuahua	130.85	129.87	128.89	127.92	126.96
Durango	149.09	147.97	146.85	145.76	144.66
Mazatlán	153.23	152.08	150.94	149.81	148.69
Monterrey	123.48	122.55	121.63	120.73	119.82
Reynosa	139.84	138.79	137.75	136.72	135.69
San Luis Potosí	104.39	103.61	102.83	102.07	101.30
Tampico	147.90	146.79	145.70	144.60	143.51
Torreón	150.95	149.81	148.69	147.57	146.46
Zacatecas	156.42	155.25	154.08	152.92	151.78
Zihuatanejo	157.59	156.41	155.23	154.07	152.91
______________________________
(1)	Expressed in constant pesos as of December 31, 2008.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City).  On December 31, 2008, the daily minimum wage in Mexico City was Ps. 52.59.  As a result, the maximum penalty at such date could have been Ps. 2.6 (U.S 0.19 million) per airport.

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

•
use, with a concession holder’s consent and without the approval of air traffic control authorities, of an airport by any aircraft that does not comply with the requirements of the Mexican Civil Aviation Law, that has not been authorized by the Mexican air traffic control authority, or that is involved in the commission of a felony;

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

The Mexican Airport Law provides that sanctions of up to 200,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession.  On December 31, 2008, the daily minimum wage in Mexico City was Ps.52.59.  As a result, the maximum penalty at such date could have been Ps. 2.6 (U.S 0.19 million) per airport.

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

Environmental Matters

Regulation

Our operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment.  The major federal environmental laws applicable to our operations are: (i) the General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente) or the “General Environmental Law”, and its regulations, which are administered by the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) and enforced by the Ministry’s enforcement branch, the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente); (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos), or the “Law on Waste”, which is also administered by the Ministry of the Environment and Natural Resources and enforced by the Federal Office for the Protection of the Environment; and (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission, (Comisión Nacional del Agua), also a branch of the Ministry of the Environment and Natural Resources.

Under the General Environmental Law, regulations have been enacted concerning air pollution, environmental impact, noise control, hazardous waste, environmental audits and natural protected areas.  The General Environmental Law also regulates, among other things, vibrations, thermal energy, soil contamination and visual pollution, although the Mexican government has not yet issued enforceable regulation on the majority of these matters.  The General Environmental Law also provides that companies that contaminate soils are responsible for their clean up.  Further, according to the Law on Waste, which was enacted in January 2004, owners and/or possessors of real property with soil contamination are jointly and severally liable for the remediation of such contaminated sites, irrespective of any recourse or other actions such owners and/or possessors may have against the contaminating party, and aside from the criminal or administrative liability to which the contaminating party may be subject.  Restrictions on the transfer of contaminated sites also exist.  The Law on Waste also regulates the generation, handling and final disposal of hazardous waste.  The Mexican government is in the process of developing regulations under the Law on Waste, which we anticipate may be adopted in the near future.

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

In addition to the foregoing, Mexican Official Norms (Normas Oficiales Mexicanas), which are technical standards issued by competent regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous waste and noise control, among others.  Mexican Official Norms on soil contamination and waste management are currently being developed and may also soon be enacted.  Although not enforceable, the internal administrative criteria on soil contamination of the Federal Office for the Protection of the Environment are widely used as guidance in cases where soil remediation, restoration or clean up is required.

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

On April 18, 2008, we were notified about an administrative investigation by the Mexican Federal Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente or PROFEPA) with respect to potential violations of environmental regulations in connection with the construction of Terminal B at the Monterrey International Airport. For more information about this proceeding, please see “Item 8 – Legal Proceedings”.

Regulatory Changes Proposed by Mexico’s Antitrust Commission

On October 1, 2007, the Chairman of COFECO released an independent report on the competitiveness of Mexico’s airports relative to each other and to international airports.  The Chairman’s report made the following recommendations as ways to increase efficiency at Mexican airports:

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

The Ministry of Communications and Transportation issued a response to the Competition Commission Chairman’s report that noted, among other matters, that according to its own calculations, Mexico’s airport charges were lower than 36 of the 50 international airports against which they were compared.  We also issued a joint press release along with the other two Mexican airport groups, Grupo Aeroportuario del Pacifico and Aeropuertos del Sureste, questioning the calculations and the comparisons drawn in the Competition Commission Chairman’s report, and stating that we are committed to participate in a comprehensive review of the report in order to demonstrate our commitment to the efficient development of the airport sector.  In addition, after the Competition Commission Chairman’s report was released, on October 1, 2007 initiatives were introduced in Mexico’s Congress by Mr. Cuauhtémoc Velasco Oliva to make several reforms to the Mexican Airports Law, nevertheless, we cannot assure that the new members of the Transport and Communication Commissions of the Congress will approve such initiative or suggest changes, amendments or dismiss it.  As of May 29, 2009, no such regulatory changes had been enacted.  Although we do not expect that the Competition Commission Chairman’s report or the congressional initiative will result in any regulatory changes in the short term, there can be no assurance that changes to the airport regulatory framework will not occur in the future.

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of December 31, 2008, including our direct and indirect ownership interest in each:

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description

Aeropuerto de Acapulco, S.A. de C.V.	Mexico	100	Holds concession for Acapulco International Airport

Aeropuerto de Ciudad Juárez, S.A. de C.V.	Mexico	100	Holds concession for Ciudad Juárez International Airport

Aeropuerto de Culiacán, S.A. de C.V.	Mexico	100	Holds concession for Culiacán International Airport

Aeropuerto de Chihuahua, S.A. de C.V.	Mexico	100	Holds concession for Chihuahua International Airport

Aeropuerto de Durango, S.A. de C.V.	Mexico	100	Holds concession for Durango International Airport

Aeropuerto de Mazatlán, S.A. de C.V	Mexico	100	Holds concession for Mazatlán International Airport

Aeropuerto de Monterrey, S.A. de C.V.	Mexico	100	Holds concession for Monterrey International Airport

Aeropuerto de Reynosa, S.A. de C.V.	Mexico	100	Holds concession for Reynosa International Airport

Aeropuerto de San Luis Potosí, S.A. de C.V.	Mexico	100	Holds concession for San Luis Potosí International Airport

Aeropuerto de Tampico, S.A. de C.V.	Mexico	100	Holds concession for Tampico International Airport

Aeropuerto de Torreón, S.A. de C.V.	Mexico	100	Holds concession for Torreón International Airport

Aeropuerto de Zacatecas, S.A. de C.V.	Mexico	100	Holds concession for Zacatecas International Airport

Aeropuerto de Zihuatanejo, S.A. de C.V.	Mexico	100	Holds concession for Zihuatanejo International Airport

Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	Mexico	100	Provider of administrative and other services at certain of our airports.

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description

Operadora de Aeropuertos del Centro Norte, S.A. de C.V.	Mexico	100	Provider of operational services to our concessionaries.

Holding Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	100
Holds 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V. (the Consortium) to develop and operate an NH-branded hotel and commercial areas inside the new Terminal 2 of the Mexico City International Airport. The Spanish company NH Hoteles, S.A. owns the other 10% and will operate the hotel.

Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	90	Holds a 20 year lease agreement with the Mexico City International Airport to develop and operate a 287-room, 5-star hotel and more than 5,000 square meters in commercial space inside Terminal 2.

Servicios Corporativos Terminal T2, S.A. de C.V.	Mexico	90	Provider of administrative and other services to Consorcio Grupo Hotelero T2, S.A. de C.V..

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

Our consolidated financial statements were prepared in accordance with MFRS, which differs in certain significant respects from U.S. GAAP.  Information relating to the nature and effect of such differences is presented in Note 22 to our consolidated financial statements.

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government.  The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers.  For example, approximately  81.3%  of our total revenues in 2008 were earned from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation and the specific prices we negotiate with airlines for the provision of aeronautical services.  The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.  In evaluating our aeronautical revenue, we focus principally on workload units, which measure volume, and aeronautical revenue per workload unit, which measures the contribution to aeronautical revenue from each workload unit.

We also derive revenue from non-aeronautical activities, which principally relate to the commercial activities carried out at our airports such as the operation of parking facilities, advertising and the leasing of space to restaurants and retailers.  Our revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation (though they may be subject to regulation by other authorities).  Thus, our non-aeronautical revenues are principally affected by the passenger volume at our airports and the mix of commercial activities carried out at our airports.  We evaluate our non-aeronautical revenue by analyzing changes in overall non-aeronautical revenue and changes in non-aeronautical revenue per terminal passenger.  Faced with the difficult environment, we undertook initiatives aimed at sustaining the level of our revenues.  These include: (a) expanding and improving commercial operations inside our airports; (b) ending the special incentive program at the Monterrey airport; and (c) investing in commercial businesses related to airports.  The first two initiatives contributed to the growth in both aeronautical revenues per passenger and non-aeronautical revenues per passenger during 2008.

Recent Developments

Economic Downturn

During 2008, the aeronautical industry confronted an adverse global environment marked by the high price of oil, inflationary pressures on the cost of goods and services, and the global financial crisis with its drying up of credit and volatility in the financial and exchange markets.  This situation has had an impact on all the participants in the industry, including airport operators, with cancellations of routes and/or reduction in flight frequencies, and the end of operations of some carriers.  In OMA’s fourth quarter and full year 2008 results, these factors principally affected the number of flight operations and the volume of passengers.

The U.S. and Mexican economies are currently affected by the global economic and financial crisis.  In the third and fourth quarters of 2008, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product decreased at annualized rates of 0.5% and 6.2%, respectively.  Likewise, according to the Mexican National Statistical, Geographic and Information Institute (INEGI), the Mexican gross domestic product decreased at an annualized rate of 3.4% during the fourth quarter of 2008.  The air travel industry, and as a result, our results of operations, are substantially influenced by economic conditions in Mexico and the United States.  In 2008, approximately 81% of the international passengers in our airports arrived or departed on flights originating in or departing to the United States and approximately 10% of our revenues in 2008 were derived from passengers charges impose on passengers departing from or arriving in the United States.  Similarly, in 2008, approximately 83% of our passengers traveled on domestic flights, and approximately 48% of our revenues in 2008 were derived from domestic passenger charges.

We believe that the U.S. and Mexican economic and financial crisis have each affected our results of operations differently.  International traffic in 2008 decreased 5.8% compared to 2007, principally as a result of the cancellation of routes, and the reduction of frequencies on scheduled international flights, largely on part of U.S. carriers.  The airports where these factors had the greatest impact include Monterrey and our tourist destination airports (Acapulco, Mazatlán and Zihuatanejo).  In the fourth quarter of 2008, international passenger traffic decreased 17.6% compared to the fourth quarter of 2007.  The reduction in frequencies of some scheduled international flights and the cancellation of routes, principally by Continental, Delta, Aviacsa, American, Frontier, and Alaska, affected international traffic in the majority of OMA’s airports. Monterrey, Zihuatanejo, Mazatlán, Acapulco, and Culiacán were the airports most affected.  We expect that international passenger traffic levels will continue to decrease until economic conditions improve in the United States.

In Mexico, the economic and financial crisis had some impact on domestic traffic for the full year 2008, which was essentially unchanged as compared to 2007, despite the exit from the market of four airlines during the year and significant reductions in capacity by several other carriers.  Five airports increased domestic passenger traffic, with the main increases at the Acapulco, Reynosa, and Monterrey airports.  However, although domestic passenger traffic increased by 4.0% during the first three quarters of 2008 (as compared to the first three quarters of 2007), domestic passenger traffic fell 11.9% in the fourth quarter (when compared to the fourth quarter of 2007).  Such decreases are principally due to reductions in the volume of passengers carried by Aviacsa and VivaAerobus; the suspension of operations by Aerocalifornia in July 2008; and the exit from the market of Aladia, Alma, and Avolar in the fourth quarter of 2008.  The airports with the largest decreases during 2008 were Monterrey, Ciudad Juárez, Culiacán, Mazatlán and Chihuahua.  The Zacatecas, Acapulco, and Reynosa airports recorded increases in domestic traffic, in large part as a result of the performance of Volaris, Interjet, and Click Mexicana.  We expect that domestic passenger traffic levels will continue to decrease until economic conditions improve in Mexico.

For further discussion of how economic conditions may impact our business, see  “Item 3 – Risk Factors – Risks Related to Our Operations”.

Investment for Developments in Mexico City International Airport

OMA made a joint investment with the international hotel operator NH Hotels to develop and operate a 287-room, 5-star hotel and more than 5,000 square meters of commercial space inside Terminal 2 of the Mexico City International Airport, under a 20-year lease agreement with the Mexico City International Airport.

The Company will operate the commercial areas, and NH Hoteles will operate the hotel. The construction of the hotel is 93% completed as of May 29, 2009 and is expected to begin its activities at the end of the third quarter of 2009. The Consortium is currently carrying out market and feasibility studies for the development of the commercial areas, with an expected beginning of operations of the first phase of the commercial development in 2010.

This project provides us with the opportunity to participate in the operation of the Mexico City International Airport Terminal 2 passenger terminal, which according to the Mexico City International Airport, served 9.7 million passengers in 2008.  Airlines based in Terminal 2 include Aeromar, Aeroméxico and Aeroméxico Connect, Continental, Copa, Delta and LAN Chile.  OMA considers this a key project within its efforts to increase its non-aeronautical revenues.

New Financing

On February 3, 2009, the Company signed a long-term bank credit facility for the amount of Ps. 500 million maturing on 2017 at an interest rate of “TIIE” (Tasa de Interés Interbancaria de Equilibrio) plus 450 basis points.

Management changes

The board of directors has approved changes in senior management, as part of a normal rotation of personnel. Victor Bravo Martin will become Chief Executive Officer of OMA effective July 1, 2009. He succeeds Rubén López, who has been granted a sabbatical to continue his professional development.

The board of directors also named José Luis Guerrero Cortes as the new Chief Financial Officer effective July 1, 2009. Mr. Guerrero was an associate at Goldman Sachs in the business development, debt capital markets, and derivatives groups in 2008. He has also worked in the finance group of Empresas ICA, where he assisted in the financing for many of ICA’s largest construction and infrastructure projects. Prior to working at ICA, Mr. Guerrero was an assistant brand manager at Procter & Gamble in Mexico and worked in the environmental research group of Veolia Environment in France. Mr. Guerrero has a degree in chemical engineering from the Universidad Iberoamericana and received his MBA from Harvard Business School.

The impact of the Influenza A(H1N1) outbreak

As a result of the preventive alert announced by the Mexican Ministry of Health resulting from the Influenza A(H1N1) outbreak, the Mexican government established an emergency plan and increased epidemiological surveillance in order to inhibit the spread of the illness. This plan includes the establishment of checkpoints in airports to provide information, as well as the provision of assistance to any persons who show signs of illness.

OMA is concerned for the entire airport community, including passengers, employees of the airlines and of other service providers, as well as our own employees. We have established dedicated response teams at headquarters level and at each airport. We are cooperating in the operations coordinated by the federal government and providing health authorities any assistance they require to carry out their activities.

On April 29, 2009, the World Health Organization raised the pandemic alert level for the Influenza A(H1N1) to Phase 5. This increased the security measures that are being implemented at our airports. By order of the Ministry of Communications and Transportation, screening of every passenger traveling to international destinations is being undertaken in order to identify symptoms of viral infection, including visual inspection, surveys and measure of body temperatures. Personnel of the Ministry of Health will be able to require additional tests, and will have the authority to determine if a passenger will be allowed to board a flight. This measure went into place on April 29, 2009.

Since this declaration of the World Health Organization, OMA’s airports have continued to operate normally. The World Health Organization recommended not to close borders and not to restrict international travel. However, persons are choosing to cancel or delay scheduled travel, and there has been a reduction in passenger traffic.

At the present time OMA cannot estimate the impact that this public health crisis will have on passenger traffic volumes, the number of flight operations; or on the financial condition of the company. Much will depend on how long this situation continues and its impact on domestic and global economic activity.

Passenger and Cargo Volumes

In 2008, approximately 83.4% of the terminal passengers using our airports were domestic, a decrease of 1.1% as compared to 2007.  In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States.  Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.  Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volume for the periods indicated.

	Year ended December 31,
	2006		2007		2008
Domestic terminal passengers(1)	9,258.3		11,740.5		11,732.8
International terminal passengers(1)	2,525.3		2,471.9		2,327.8
Total terminal passengers(1)	11,783.6		14,212.5		14,060.7
Cargo(1)	810.9		818.3		790.3
Total workload units(1)	12,594.5		15,030.8		14,851.0
Change in total terminal passengers(2)	11.2%		20.6%		(1.1	) %
Change in workload units(2)	10.4%		19.3%		(1.2	) %

Aeronautical revenue(3)	1,371.0		1,549.8		1,617.2
Change in aeronautical revenue(2)	15.0%		13.0%		4.3%
Aeronautical revenue per workload unit	108.9		103.1		115.12
Change in aeronautical revenue per workload unit(1)(2)	4.2%		(5.3	) %	11.7%

Non-aeronautical revenue(3)	316.3		347.5		371.3
Change in non-aeronautical revenue(2)	10.0%		9.9%		6.8%
Non-aeronautical revenue per terminal passenger	26.9		24.5		26.4
Change in non-aeronautical revenue per terminal passenger(2)	(0.7	) %	(8.9	) %	7.8%
_______________

(1)
In thousands.  One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo.  Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(2)	In each case, as compared to previous period.
(3)	In millions of constant pesos as of December 31, 2007 and in nominal pesos from January 1, 2008.

In 2008, we served 14.1 million terminal passengers, of which 11.7 million were domestic and 2.3 million were international, and approximately 0.9 transit passengers.

Classification of Revenues

We classify our revenues into two categories:  revenues from aeronautical services and revenues from non-aeronautical services.  Historically, a substantial majority of our revenues have been derived from aeronautical services.  For example, in 2008, 81.3% of our revenues were derived from aeronautical services, and the remainder of our revenues were derived from non-aeronautical services.

Our revenue from aeronautical services is subject to price regulation under the applicable maximum rate at each of our airports, and principally consist of passenger charges, aircraft landing and parking charges, airport security charges, passenger walkway charges, leasing of space in our airports to airlines (other than first class/VIP lounges and other similar activities not directly related to essential airport operations) and complementary services (i.e., fees from handling and catering providers, permanent ground transportation operators and access fees from fuel providers at our airports).

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

Depreciation in the Peso

From September 30, 2008 to May 29, 2009, the peso depreciated by approximately 20.1%, from 10.97 pesos per U.S. dollar on September 30, 2008 to 13.18 pesos per U.S. dollar on May 29, 2009.  This depreciation has affected our business in the following ways: (i) international passengers and international flights pay tariffs denominated in U.S. dollars, while these tariffs are generally collected in Mexican pesos 60-115 days following the date of each flight, thus the depreciation of the Mexican peso had a positive impact on our results from operations which are denominated in Mexican pesos; and  (ii) as of December 31, 2008, we had 22.8 million of liabilities denominated in US dollars, causing foreign exchange rate losses.  Any depreciation in the peso may cause additional foreign exchange losses.
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

The following table sets forth our revenue from aeronautical services for the periods indicated.

Aeronautical Revenue

	Year ended December 31,
	2006		2007		2008
	Amount	Percent	Amount	Percent	Amount	Percent
	(In millions of pesos, except percentages)
Aeronautical Revenue:
Passenger charges	1,003.0	73.2%	1,162.0	75.0%	1,234.0	76.3%
Landing charges	114.1	8.3	119.6	7.7	111.7	6.9
Aircraft parking charges	92.6	6.7	96.1	6.2	95.2	5.9
Airport security charges	19.3	1.4	22.6	1.5	22.8	1.4
Passenger walkway charges	24.8	1.8	23.1	1.5	23.9	1.5
Leasing of space to airlines	117.2	8.6	126.4	8.1	129.6	8.0
Revenues from complementary service providers(1)	0.0	0.0	0.0	0.0	0.0	0.0
Total Aeronautical Revenue	1,371.0	100.0%	1,549.8	100.0%	1,617.2	100.0%
_______________

(1)
Revenues from complementary service providers consist of access and other fees charged to third parties providing handling, catering and other services at our airports and makes up less than 0.01% of our total aeronautical revenue.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and leasing of space to airlines, every three months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers.  Historically our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers.  In 2008, passenger charges represented 76.3% of our aeronautical services revenues.  In 2008, aeronautical services represented 81.3% of our total revenues.

We seek to offer incentives, including significant discounts on charges for aeronautical services, to encourage carriers to establish new routes and take other measures expected to increase passenger traffic at our airports.  The Mexican Airport Law prevents discriminatory pricing, so incentives we offer must be available to any carrier meeting the conditions specified for those incentives.  At present, we are not offering any incentives to encourage carriers to establish new routes, but we have offered such incentives in the past and may do so again in the future.

For example, on November 22, 2006, we delivered a notice to the Mexican National Air Transportation Board and the Mexican Director General of Civil Aviation (Dirección General de Aeronáutica Civil) setting forth certain criteria that carriers operating at the Monterrey International Airport would need to meet in order to qualify for an incentive package that included a discount equal to Ps.75.00 per departing terminal passenger on passenger charges (representing approximately 40% of our usual passenger charge).

We offered this incentive only to airlines meeting the criteria set forth above that notified us in writing of their intent to take advantage of the incentive program within 180 days from the delivery of the notice on November 22, 2006.

VivaAerobus was the only airline that took advantage of these incentives.  VivaAerobus established its corporate and operational headquarters at the Monterrey International Airport.  In December 2006, VivaAerobus commenced operations with two aircrafts operating nine routes.  By December 2007, VivaAerobus had 19 destinations with five aircrafts operating in their fleet and was serving 7 of our airports from Monterrey.  By the end of 2008 VivaAerobus had a seven-plane fleet and an increment in its routes.  The principal routes served by VivaAerobus at the Monterrey International Airport are Veracruz, Cancún,  Mérida, Culiacán, Villahermosa, and Chihuahua.  VivaAerobus opened its first international route to Austin, Texas, which started flying in May of 2008.

We believe that our participation in this agreement resulted in a decrease in our aeronautical revenues per terminal passenger in 2007 and 2008, and on September 10, 2008 we agreed with VivaAerobus to terminate the program. As a result, we will no longer provide financial incentives to VivaAerobus for the traffic it generates at Monterrey.

In December 2001, we entered into an agreement with the National Air Transportation Board and the Ministry of Communications and Transportation pursuant to which we resolved existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Under the agreement, the National Air Transportation Board agreed to cause our principal airline customers to enter into (a) contracts governing charges for certain aeronautical services and (b) lease contracts for property used by the airlines.  Although our agreement with the National Air Transportation Board expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until October 31, 2006, at which time we entered into a new agreement with the National Air Transportation Board that offered incentives, including discounts, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports.  This agreement expired in December of 2008 and we are currently negotiating its renewal.  We continue to charge our principal airline customers in accordance with the terms of this agreement during the pending of the negotiations.  However, we cannot assure that the agreement will be actually renewed or that any airlines will adhere to the terms of such new agreement.

There can be no assurance that any such initiatives undertaken in the future will be carried out or will increase our passenger traffic volume or our revenues.

In 2008, our aeronautical revenues represented approximately 88.2% of the amount we were entitled to earn under the maximum rates applicable to all of our airports.  To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenue, this percentage could decrease.  There can be no assurance that we will be able to collect substantially all of the revenue we are entitled to earn from services subject to price regulation in the future.

Non-aeronautical Revenue

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services.  As part of our strategy to grow non-aernoautical revenues, we acquired an interest in the company Consorcio Grupo Hotelero T2 that will develop and operate a hotel (in 2009) and 5,000 square meters (53,820 square feet) of commercial space (in 2010) in Terminal 2 of the Mexico City International Airport.  Additionally, OMA will develop a Terminal B in the Monterrey airport. Terminal B is currently under construction and it will comprise 2,100 square meters (22,604 square feet) commercial spaces.  It will offer and provide new business lines.   The contribution to our total revenues from non-aeronautical services was 18.7% in 2008.  Since 2006, our non-aeronautical revenue per terminal passenger decreased from Ps.26.9 in 2006 to Ps. 26.4 in 2008, due primarily to increases in passenger traffic from low-cost aviation companies.  Passengers on such aviation companies typically are most cost-conscious and as a result make fewer purchases at our airports.

The following table sets forth our revenue from non-aeronautical activities for the periods indicated.

Non-aeronautical Revenue

	Year ended December 31,
	2006			2007			2008
	Amount		Percent	Amount		Percent	Amount	Percent
	(In millions of pesos, except percentages)
Non-aeronautical Revenue:
Commercial Activities:
Car parking charges	Ps.	90.8	28.7%	Ps.	105.5	30.4%	112.7	30.4%
Advertising		36.0	11.4		36.9	10.6	39.3	10.6
Leasing of space(1)		36.2	11.4		39.9	11.5	36.6	9.8
Car rentals		23.8	7.5		29.6	8.5	32.2	8.7
Food and beverage operations		24.7	7.8		31.6	9.1	35.0	9.4
Retail operations		30.6	9.7		34.6	9.9	36.2	9.7
Duty-free operations		16.0	5.1		14.3	4.1	13.6	3.7
Communications		3.9	1.2		4.0	1.2	4.3	1.2
Financial services		1.5	0.5		1.8	0.5	1.9	0.5
Time share		17.1	5.4		18.0	5.2	18.1	4.9
Other		21.9	6.9		16.1	4.6	20.6	5.5
Total commercial activities		302.5	95.6		332.3	95.6	350.5	94.4
Recovery of costs(2)		13.8	4.4		15.2	4.4	20.8	5.6
Total Non-aeronautical Revenue	Ps.	316.3	100.0%	Ps.	347.5	100.0%	371.3	100.0%
_______________

(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)	Recovery of costs consists of utility and maintenance charges that are transferred to airlines and other tenants in our airports.

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

Operating Costs

The following table sets forth our operating costs and certain other related information for the periods indicated.

Operating Costs

	Year ended December 31,
	2006		2007		2008
	Amount	% change	Amount	% change	Amount	% change
	(In millions of Pesos except percentages)
Operating Costs:
Cost of services:
Employee costs	140.3	10.20%	143.1	2.0%	156.2	9.1%
Maintenance	54.8	1.5	53.9	(1.6)	54.0	0.2
Safety, security & insurance	68.9	(3.9)	74.9	8.7	81.0	8.1
Utilities	92.2	6.3	94.4	2.4	112.8	19.5
Other	41.3	(16.2)	54.5	32.0	54.8	0.6
Total cost of services	397.5	2.2	420.8	5.9	458.8	9.0
General and administrative expenses	237.5	(2.9)	256.7	8.1	318.3	24.0
Technical assistance fees	49.5	23.4	57.4	16.0	55.6	(3.1)
Concession taxes	84.6	16.5	98.3	16.2	101.7	3.4
Depreciation and amortization:
Depreciation(1)	28.3	28.6	32.9	16.3	39.3	19.5
Amortization(2)	263.8	25.2	303.3	15.0	327.4	8.0
Total depreciation and amortization	292.1	28.2	336.2	15.1	366.7	9.1
Total operating costs	1,061.2	8.9%	1,169.4	10.2%	1,301.1	11.3%
_______________

(1)	Reflects depreciation of fixed assets.
(2)	Reflects amortization of our concessions and rights to use airport facilities.

Cost of Services

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.  In recent years, our cost of services has increased from Ps.397.5 million in 2006 to Ps. 458.8 million in 2008.  These proportionally greater increases in cost of services relative to the increases in revenue in recent years have contributed to the decrease in our operating margins (defined as income from operations divided by total revenue) from 23.6% in 2006 to 23.0% in 2008.

General and Administrative Expenses

Our general and administrative expenses consist primarily of administrative overhead costs, fees and expenses paid to consultants and other providers of professional services and other miscellaneous expenses.  In recent years, our general and administrative expenses have increased from Ps.237.5 million in 2006 to Ps. 256.7 in 2007 and to Ps. 318.3 million in 2008.  The increase of 24.0% from 2007 to 2008 was principally the result of an increase in the provisions for doubtful accounts in the second and fourth quarters of 2008, most notably including the provision for doubtful accounts in the amount of Ps. 27.6 million resulting principally from Alma’s exit from the market, as well as increased personnel expense as a result of the corporate reorganization that transferred most personnel to services subsidiaries, which is expected to improve operational efficiency.

Technical Assistance Fee and Concession Tax

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers technical assistance and technological and industry knowledge and experience to us in exchange for a fee.  The technical assistance fee for each of 2001 and 2002 was fixed at U.S.$5.0 million (adjusted annually for U.S. inflation).  For the remainder of the contract term, the fee is equal to the greater of U.S.$3.0 million adjusted annually for inflation (measured by the U.S. consumer price index) or 5% of our annual consolidated operating income (calculated prior to deducting the technical assistance fee, taxes and depreciation and amortization, in each case determined in accordance with MFRS).

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

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions.  In 2008, our depreciation and amortization expenses increased 9.1%, as compared to 2007, as a result of the increase in improvements to our concession properties during 2008.

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

Taxation

On October 1, 2007, the Business Flat Tax Law (LIETU) was enacted, and it went into effect on January 1, 2008.  IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the LIETU, less certain authorized deductions.  IETU payable is calculated by subtracting certain tax credits from the tax determined.  Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008.  LIETU establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010.  Therefore, as of December 31, 2007, the Company recorded a deferred IETU liability of Ps.1,073,859, and cancelled the deferred corporate income tax (“ISR”) liability of Ps.597,506, recognizing the effect net in the statement of income of Ps.476,353.  The Company continued to record a deferred IETU liability in 2008, which did not affect the Company’s cash flows.

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

Our effective tax rate in 2006, 2007 and 2008 was 29.5%, 96.2%, and 30.6% respectively.  Our relatively low effective tax rate prior to 2007 was the result on the effect on deferred taxes resulting from decreases in statutory income tax rates (from 30% in 2005 to 29% in 2006 and 28% thereafter).  The substantial increase in our effective tax rate in 2007 was principally due to the deferred tax effects from the adoption of the IETU Law.

We are subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law.  Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, if any, other than its chief executive officer.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated:

•	the percentage that the Mexican peso devalued or appreciated against the U.S. dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage that Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2006	2007	2008
Depreciation (appreciation) of the Mexican peso as computed to the U.S. dollar(1)	1.6%	1.1%	26.7%
Mexican inflation rate(2)	4.1%	3.8%	6.5%
U.S. inflation rate(3)	2.5%	4.1%	0.1%
Increase (decrease) in Mexican gross domestic product(4)	4.8%	3.3%	1.3%
_______________
(1)
Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, or the Mexican Central Bank, at the end of each period, which were as follows:   Ps.10.80 per U.S. dollar as of December 30, 2006,  Ps.10.92 per U.S. dollar as of December 31, 2007 and Ps. 13.83  per U.S. dollar as of December 31, 2008.

(2)
Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican Central Bank.  The Mexican Consumer Price Index at period-end was 121.015 in 2006, 125.564 in 2007 and 133.761 in 2008.

(3)	As reported by the U.S. Department of Labor, Bureau of Labor Statistics.
(4)	In real terms, as reported by the Mexican Central Bank.

Due to the relatively low rate of inflation in Mexico in recent years, inflation has not had a material impact on our revenues or results of operations during the past three years.  However, the general condition of the Mexican economy, the devaluation of the peso as compared to the U.S. dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, the following:

•
Depreciation and amortization expense.  Through the end of 2007, MFRS required us to restate our non-monetary assets to give effect to inflation.  The restatement of these assets in periods of high inflation increases the carrying value of these assets in pesos, which in turn increases the related depreciation expense and risk of impairments.

•
Passenger charges.  Passenger charges for international passengers are currently denominated in U.S. dollars (although invoiced and paid in Mexican pesos), while passenger charges for domestic passengers are denominated in pesos.  Prior to December 31, 2007, MFRS required Mexican companies to restate their results of operations for prior periods in constant pesos as of the most recent balance sheet date, when the rate of inflation in a period exceeds the depreciation of the peso as compared to the U.S. dollar for that period, the peso value of U.S. dollar-denominated or U.S. dollar-linked revenues in the prior period will be higher than those of the current period.  This effect may occur despite the fact that the amount of such revenues in U.S. dollar terms may have been the same or greater in the current period.

•
Comprehensive financing cost.  As required by MFRS, our comprehensive financing cost reflects gains or losses from foreign exchange transactions and, through December 31, 2007, gains or losses from monetary position and, as a result, is impacted by both inflation and devaluations.

•
Maximum rates in pesos.  Our passenger charges for international passengers are denominated in U.S. dollars, but are invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight.

•	Cash flows. Our cash flows are affected by changes in exchange rates as a result of holding monetary assets and liabilities in foreign currencies.

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated for each of our principal airports.

Airport Operating Results

	Year ended December 31,
	2006	2007	2008
	(millions of pesos, except percentages)
Monterrey:
Revenues:
Aeronautical services	587.2	667.9	728.4
Non-aeronautical services	159.8	179.9	195.8
Total revenues	747.0	847.8	924.2
Operating costs	655.2	804.9	867.7
Costs of services	103.8	117.6	113.1
General and administrative expenses	437.8	558.1	613.0
Depreciation and amortization	76.1	84.5	93.4
Income from operations	91.8	42.9	56.5
Operating margin(1)	12.3%	5.0%	6.1%
Acapulco:
Revenues:
Aeronautical services	123.5	125.9	133.9
Non-aeronautical services	21.4	22.5	23.7
Total revenues	144.9	148.4	157.6
Operating costs	124.8	142.1	147.9
Costs of services	50.1	51.1	42.8
General and administrative expenses	29.3	41.2	52.3
Depreciation and amortization	38.3	42.2	44.9
Income from operations	20.1	6.3	9.7
Operating margin(1)	13.9%	4.2%	6.2%
Mazatlán:
Revenues:
Aeronautical services	97.1	111.0	106.6
Non-aeronautical services	31.2	32.5	32.6
Total revenues	128.3	143.5	139.2
Operating costs	112.6	130.7	130.7
Costs of services	35.6	34.5	26.5
General and administrative expenses	44.2	59.9	65.2
Depreciation and amortization	26.3	29.3	32.0
Income from operations	15.7	12.8	8.5
Operating margin(1)	12.2%	8.9%	6.1%
Culiacán:
Revenues:
Aeronautical services	98.8	127.1	121.0
Non-aeronautical services	16.4	18.1	19.5
Total revenues	115.2	145.2	140.5
Operating costs	101.1	137.2	137.9
Costs of services	26.6	26.4	25.5
General and administrative expenses	48.4	79.8	81.0
Depreciation and amortization	20.3	23.7	24.4
Income from operations	14.1	8.0	2.6
Operating margin(1)	12.2%	5.5%	1.8%
Chihuahua:
Revenues:
Aeronautical services	82.8	98.0	100.0
Non-aeronautical services	16.7	18.7	20.4
Total revenues	99.5	116.7	120.4
Operating costs	87.3	103.0	104.8
Costs of services	26.7	27.8	22.8
General and administrative expenses	40.0	48.0	53.6
Depreciation and amortization	15.6	21.2	22.4
Income from operations	12.2	13.7	15.7
Operating margin(1)	12.3%	11.7%	13.0%

	Year ended December 31,
	2006	2007	2008
	(millions of pesos, except percentages)

Zihuatanejo:
Revenues:
Aeronautical services	77.6	79.6	80.0
Non-aeronautical services	16.7	16.6	16.6
Total revenues	94.3	96.2	96.6
Operating costs	82.7	91.6	91.0
Costs of services	26.1	26.7	21.1
General and administrative expenses	32.8	34.6	37.6
Depreciation and amortization	19.1	25.3	27.4
Income from operations	11.6	4.6	5.6
Operating margin(1)	12.3%	4.7%	5.8%
Other:(2)
Revenues:
Aeronautical services	304.0	340.3	347.2
Non-aeronautical services	67.9	70.8	70.7
Total revenues	371.9	411.1	417.9
Operating costs	326.3	388.8	393.4
Costs of services	127.5	136.5	107.5
General and administrative expenses	95.6	133.2	147.2
Depreciation and amortization	85.1	98.4	117.9
Income from operations	45.6	22.3	24.5
Operating margin(1)	12.3%	5.4%	5.9%
Total:(3)
Revenues:
Aeronautical services	1,371.0	1,549.8	1,617.1
Non-aeronautical services	330.1	359.1	379.3
Total revenues	1,701.1	1,908.9	1,996.4
Operating costs	1,490.0	1,798.3	1,873.4
Costs of services	396.4	420.6	359.2
General and administrative expenses	728.1	954.8	1,049.9
Depreciation and amortization	280.8	324.6	362.4
Income from operations	211.1	110.6	123.0
Operating margin(1)	12.4%	5.7%	6.2%
_______________
(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(2)	Reflects the results of operations of our airports located in Ciudad Juárez, Durango, Reynosa, San Luis Potosí, Tampico, Torreón and Zacatecas.
(3)
Includes intercompany transactions between us and our subsidiaries and among our subsidiaries. In 2006 we implemented a new method for allocating revenues among our airports, treated as one single integrated economic entity. This new method consists of intercompany charges and credits for corporate expense that were designed to help less profitable airports in meeting their financial obligations.  The implementation of this method affects the operating income results reported by the individual airports but does not affect our consolidated results.

Historically, our most profitable airport has been our Monterrey International Airport, which handles the majority of our international passengers.  We determine profitability per airport by dividing income from operations in each airport by total revenues for that airport.

Summary Historical Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Summary Consolidated Operating Results Year ended December 31,
	2006		2007		2008
	(thousands of pesos, except percentages)
	Amount	% change	Amount	% change	Amount	% change
Revenues:
Aeronautical services	1,370,968	15.0%	1,549,827	13.0%	1,617,195	4.3%
Non-aeronautical services	316,343	10.0%	347,526	9.9%	371,281	6.8%
Total revenues	1,687,311	14.0%	1,897,353	12.4%	1,988,476	4.8%
Operating costs:
Cost of services	397,465	2.2%	420,777	5.9%	458,820	9.0%
General and administrative expenses	237,475	(3.0)%	256,730	8.1%	318,323	24.0%
Technical assistance fees	49,541	23.8%	57,416	15.9%	55,604	(3.2)%
Concession taxes	84,635	16.5%	98,307	16.2%	101,642	3.4%
Depreciation and amortization	292,096	28.2%	336,202	15.1%	366,719	9.1%
Total operating costs	1,061,212	8.9%	1,169,432	10.2%	1,301,108	11.3%
Income from operations	626,099	23.8%	727,921	16.3%	687,368	(5.6)%
Other income (expense)	(30,679)	(896.2)%	(7,584)	(75.3)%	104,792	N/A
Net comprehensive financing income:
Interest income, net	133,449	22.3%	126,660	(5.1)%	63,167	(50.1)%
Exchange gain (loss), net	12,446	(147.1)%	11,905	(4.3)%	(74,618)	N/A
Monetary position loss	(75,567)	42.4%	(42,347)	(44)%	-	N/A
Net comprehensive financing income	70,328	137.5%	96,218	36.8%	(11,451)	N/A

Income before income taxes	665,748	23.5%	816,555	22.7%	780,709	(4.4)%
Income taxes	196,511	24.4%	785,363	299.7%	238,906	(69.6)%
Consolidated net income	469,237	23.1%	31,192	(93.4)%	541,803	1,636.9%

Other operating data (unaudited):
Operating margin(1)	37.1%		38.4%		34.6%
Net margin(2)	27.8%		1.6%		27.2%
_______________
(1)	Income from operations divided by total revenue, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007.

Revenues

Total revenues for 2008 were Ps. 1,988.5 million, 4.8% higher than the Ps. 1,897.4 million recorded in 2007, as a result of increases in both aeronautical and non-aeronautical revenue.

Aeronautical revenue increased 4.3% or Ps. 67.4 million in 2008, as compared to 2007, due primarily to an increase in revenues from passenger charges from Ps. 1,162.0 in 2007 to Ps.1,234.0 in 2008. This increase in passenger charges is attributable to a better performance during the first half of the year.  Aeronautical revenue per workload unit in 2008 was Ps. 115.12 compared to Ps. 103.1 in 2007, an increase of 12%, which was primarily attributable to a more efficient operation from airlines as they operated at full capacity with less frequency of flights.

Non-aeronautical revenue increased 6.8% from Ps. 347.5 million in 2007 to Ps. 371.3 million in 2008, principally due to increases in revenue from car parking, which increased 6.8%, food and beverage operations, which increased 10.8%, as well as increases in other categories of non-aeronautical revenues.  Non-aeronautical revenue per terminal passenger increased by 7.8%, from Ps. 24.5 in 2007 to Ps. 26.4 in 2008 primarily due to the expansion and improvement of the commercial areas in our airports, including opening of a duty free store in the international arrivals area of Terminal A at the Monterrey airport, the remodeling two stores and a restaurant in Acapulco, the start of operations of baggage wrapping services in Durango, San Luis Potosí, Tampico and Torreón, and the start of operations of areas for tourist promotion and time shares in Monterrey, Ciudad Juárez, and Torreón.

Operating Results

Cost of Services

Cost of services increased 9.0%, in 2008 as compared to 2007, mainly as a result of increases in various categories of expenses, including security expenses (from Ps. 74.9 million to Ps. 81.0 million), payroll expenses (from Ps. 143.1 million to Ps. 156.2 million) and other expenses (from Ps. 54.5 million to Ps. 54.8 million).  As a percentage of total revenues, cost of services increased from 22.2% of revenues in 2007 to 23.1% of revenues in 2008, mainly reflecting the increase in costs (mainly corporate reorganization costs, electricity and inflationary pressure) and decrease in revenues.

General and Administrative Expenses

Our general and administrative expenses consist primarily of administrative overhead costs, fees and expenses paid to consultants and other providers of professional services and other miscellaneous expenses.  General and administrative expenses increased from Ps. 256.7 million in 2007 to Ps. 318.3 million in 2008, mainly due to an increase in the provisions for doubtful accounts in the fourth quarter of 2008 of Ps. 27.6 million, resulting principally from Alma’s exit from the market as well as increased personnel expense as a result of the corporate reorganization that transferred most personnel to services subsidiaries, which is expected to improve operational efficiency.

Technical Assistance Fee and Concession Tax

Our technical assistance fee decreased 3.1% to Ps. 55.6 million in 2008, as compared to Ps. 57.4 million in 2007, reflecting a decrease in the basis of calculation in 2008.  Our concession tax increased 3.4% from Ps. 98.3 million in 2007 to Ps. 101.6 million in 2008, reflecting our increase in revenues in 2008.

Depreciation and Amortization

Our 9.1% increase in depreciation and amortization, from Ps. 336.2 million in 2007 to Ps. 366.7 million in 2008, was principally due to the increase in improvements to our concession properties during 2008.

Income from Operations

On a consolidated basis, operating income decreased 5.6% to Ps. 687.4 million in 2008, as compared to Ps. 727.9 million during 2007.  This decrease primarily reflected the 11.3% increase in our total operating cost in 2008.  Our operating margin decreased from 38.4% in 2007 to 34.6% in 2008.

On an airport-by-airport basis, the principal contributors to operating income in 2008 were the Monterrey International Airport (Ps. 56.5 million), the Chihuahua International Airport (Ps. 15.7 million), the Zihuatanejo International Airport (Ps. 5.6 million) and the Culiacán International Airport (Ps. 2.6 million).

Comprehensive Financing Result

Our net comprehensive financing result in 2008 generated a loss of Ps. 11.5 million, as compared to income of Ps. 96.2 million in 2007.  This decrease in income resulted primarily from a foreign exchange loss of Ps. 74.6 million in 2008, as well as from a decrease in interest income from Ps. 126.7 million in 2007 to Ps. 63.2 million in 2008.

Income Taxes

For 2008, income tax expense was Ps. 238.9 million, a decrease of 69.6% as compared to Ps. 785.3 million in 2007.  The decrease in income taxes was principally the net result of a decrease in current income tax expense of Ps. 6.7 million as a result of an increase in operating expenses, a decrease of Ps. 562.1 million in deferred regular income tax and a decrease of Ps. 987.3 million related to the deferred tax effects of the new IETU Law enacted in 2007.  The Company created a valuation allowance for the entire amount of tax loss carry forwards and recoverable asset taxes that can be offset against ISR taxable income in the calculation of the 2008 deferred taxes. The Company continued to record a deferred IETU liability in 2008, which did not affect the Company’s cash flows.

Our effective tax rate in 2007 and 2008 was 96.2% and 30.6% respectively.   The substantial increase in our effective tax rate in 2007 was principally due to the deferred tax effects from the adoption of the IETU Law.

Net Income

Net income in 2008 was Ps. 541.8 million, an increase of 1,637.0 % as compared to the prior year period. Earnings per share were Ps. 1.4, and earnings per ADS were U.S. 0.79 Each ADS represents eight Series B shares.

Results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006.

Revenues

Total revenues for 2007 were Ps. 1,897.4 million, higher than the Ps. 1,687.3 million recorded in 2006, as a result of increases in both aeronautical and non-aeronautical revenue.

Aeronautical revenue increased 13.0% in 2007, as compared to 2006, due primarily to an overall 15.8% increase in passengers paying passenger charges and an 8.6% increase in air traffic movements, which resulted in increases in revenues from passenger charges, landing charges and aircraft parking charges of Ps. 159.0 million, Ps 5.5 million and Ps. 3.5 million, respectively.  Reflecting these volume increases, total workload units increased 19.3% in 2007 as compared to 2006.  Aeronautical revenue per workload unit in 2007 was Ps.103.1 compared to Ps.108.9 in 2006, a decrease of 5.3%, which was primarily attributable to incentives and discounts offered to carriers participating in the Mexico City airports decongestion plan and an increase in passenger traffic from low-cost carriers.  As part of our strategy of increasing passenger traffic at our airports, we sometimes offer discounts and other incentives to carriers that meet certain passenger traffic and other criteria.  To date, low cost carriers have been the airlines availing themselves of these discounts and incentives.

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

On an airport-by-airport basis, the principal contributors to operating income in 2007 were the Monterrey International Airport (Ps. 42.9 million), the Chihuahua International Airport (Ps. 13.7 million), the Culiacán International Airport (Ps. 8.0 million) and the Zihuatanejo International Airport (Ps. 4.6 million).

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

Liquidity and Capital Resources

Historically, our operations have been funded through cash flows from operations, and we have not incurred any significant indebtedness.  The cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our master development programs, and the excess of our cash flow has been added to our accumulated cash balances.  As of December 31, 2007 and December 31, 2008, we had Ps.1,756.7 million and Ps. 257.4 million, respectively, of cash and cash equivalents.

In 2008, we generated Ps. 735.4 million in cash flows from operating activities, as compared to Ps.1,070.6 million in 2007, principally due to increases in certain of our working capital accounts such as trade accounts receivable, recoverable taxes and other current assets, which decreased our cash balances in 2008 compared to 2007.  Our cash flows used in financing activities during 2008 were Ps. 352.1 million for payments of dividends and share repurchases.  Our cash flows used in investing activities were Ps. 1,882.6 million for purchases of capital assets as summarized below in the table “Historical Capital Expenditures by Type.” Also, as part of the strategic investments, the Company acquired land reserves for the development and expansion of the Monterrey and Culiacán airports.

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

In 2006, we generated Ps.729.1 million in resources from operating activities, principally reflecting our increased net income generated from our operations without considering non-cash items such as depreciation and amortization, deferred income tax and the change in our working capital.  We used no resources in financing activities in 2005 but in 2006 we used Ps. 322.5 million, which was represented by the dividend payment of Ps. 446.7 million net of Ps. 124.2 million received for the exercise of SETA’s share option mentioned above.  Our resources used in investing activities were Ps.440.2 million, mainly for the purchase of capital assets as summarized below in the table “Historical Capital Expenditures by Type.”

In December 2005, our parent company Aeroinvest entered into certain credit facilities to finance Aeroinvest’s acquisition from the Mexican government of the Series B shares currently representing 35.3% of our capital stock and to finance an additional loan to SETA for SETA’s exercise of the option to acquire 2% of our Series B shares.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  Aeroinvest subsequently purchased additional Series B Shares representing 6.7% of our capital stock.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  The refinancing consists of the issuance of the following series of notes by a Mexican trust, payable in U.S. dollars:  (i) Ps. 2,125,000,000 aggregate principal amount of Series 2007-1 Class A Notes due 2017, (ii) Ps. 325,000,000 aggregate principal amount of Series 2007-1 Class B Notes due 2017, and (iii) Ps. 355,000,000 aggregate principal amount of Series 2007-1 Class C Notes due 2017.  In connection with the Merrill Lynch refinancing, Aeroinvest has assigned its economic interests (including its right to receive dividends) with respect to its Series B shares currently representing 41.95% of our capital stock as well as 74.5% of the Series A shares of SETA.  The refinancing was approved at the extraordinary shareholders meeting held January 31, 2007.

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

Share Repurchase Program

On April 27, 2007, our shareholders approved the establishment of a share repurchase reserve in the amount of Ps. 400,000,000 and in April 27, 2008 allocated up to Ps. 400,000,000 for share repurchases during the 2008 fiscal year.  Share repurchases began in October of 2007.  As of May 29, 2009, the Company had used Ps. 168 million to repurchase a total of 5,582,300 Series B shares in accordance with the share repurchase program.  On April 24, 2009, our shareholders authorized the use of an amount of up to Ps. 400,000,000 for repurchases of Series B shares during 2009.

Critical Accounting Policies

We prepare consolidated financial statements in conformity with MFRS.  As such, we are required to make estimates, judgments and assumptions that affect (i) certain reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the date of the financial statements, and (iii) certain reported amounts of revenues and expenses during the reporting period.  We base estimates and judgments on our historical experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities.  Our actual results may differ from these estimates under different assumptions or conditions.  We evaluate our estimates and judgments on an ongoing basis.  Our significant accounting policies are described in Note 3 to our consolidated financial statements.  We believe our most critical accounting policies that result in the application of estimates and/or judgments are the following:

Income Taxes

Income tax (ISR) and the IETU are recorded in the results of the year they are incurred.  To recognize deferred income taxes, based on its financial projections, beginning in 2007 the Company determines whether it expects to incur ISR or IETU and accordingly recognizes deferred taxes based on the tax it expects to pay.  Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities, and including, if any, future benefits from tax loss carryforwards and certain tax credits.  Deferred tax assets are recorded only when there is a high probability of recovery.

Tax on assets (“IMPAC”) paid through 2007 that is expected to be recovered is recorded as an advanced payment of ISR and is presented in the consolidated balance sheets decreasing the deferred tax liability. The Asset Tax Law was repealed effective January 1, 2008.

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

On October 1, 2007, the Business Flat Tax Law (LIETU) was enacted, and it went into effect on January 1, 2008.  IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the LIETU, less certain authorized deductions.  IETU payable is calculated by subtracting certain tax credits from the tax determined.  Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008.  LIETU establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010.  Therefore, as of December 31, 2007, the Company recorded a deferred IETU liability of Ps.1,073,859, and cancelled the deferred corporate income tax (“ISR”) liability of Ps.597,506, recognizing the effect net in the statement of income of Ps.476,353.  The Company continued to record a deferred IETU liability in 2008.  The impact of the IETU on the Company’s deferred tax balances did not affect the Company’s cash flows in 2007 or in 2008.

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

Our management believes that we, together with our 13 airport subsidiaries, must be considered as an independent cash-generating unit, as all were part of the Central-North package included in the Mexican government’s bidding process.  Under the privatization process, each airport concessionaire must operate its airport, regardless of its individual results.  Our evaluations throughout the year and up to the date of this filing did not reveal any impairment of tangible and intangible long-lived assets.  We can give no assurance that our evaluations will not change as a result of new information or developments, which may change our future projections of net cash flows or the related discount rates and result in future impairment charges.  The Company performed its impairment analysis for the year ended December 31, 2008 and did not record any impairment.

Principal Differences Between MFRS and U.S. GAAP

Our consolidated financial statements are prepared in accordance with MFRS, which differs in certain respects from U.S. GAAP.

The principal differences between MFRS and U.S. GAAP as they relate to us are the treatment of our investments in our concessions and the rights to use our airport facilities, the treatment of SETA’s option and portion of shares held in trust, which are forfeitable, and the effects of deferred taxes.  Each of these differences affects both consolidated net income and stockholders’ equity.  See Note 22 to our audited financial statements for a discussion of these differences and the effect on our consolidated financial position and results of operation.

Off-balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total		Less than 1 year(2)		1-3 years		3-5 years			More than 5 years
	(in millions of pesos)
Master development programs	Ps.	1,152	Ps.	506	Ps.	646	Ps.	N/A	(3)		N/A
Purchase obligations(1)		289.2		41.3		82.6		82.6			82.7
Total	Ps.	1,441.2	Ps.	547.3	Ps.	728.6	Ps.	82.6		Ps.	82.7
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

New Accounting Pronouncements

MFRS

With the purpose of conforming Mexican standards to international standards, in 2008, the Mexican Board for Research and Development of Financial Reporting Standards (CINIF) issued the following NIFs and Interpretations of Financial Reporting Standards (“INIF”), which became effective beginning January 1, 2009:

NIF B-7, Business Acquisitions

NIF B-8, Consolidated or Combined Financial Statements

NIF C-7, Investments in Associated Companies and other Permanent Investments

NIF C-8, Intangible Assets

NIF D-8, Share-based Payments

Some of the most important changes established by these standards are:

NIF B-7, Business Acquisitions, includes a change of concepts, from minority interest to non-controlling interest and requires fair value measurement of the non-controlling interest as of the acquisition date.  Consequently, the overall goodwill is recognized based on fair value.  NIF B-7 establishes that acquisition and restructuring costs should not be part of the consideration paid and restructuring costs should not be recognized as an assumed liability from the acquisition, respectively.

NIF B-8, Consolidated or Combined Financial Statements, includes a change of concepts, from majority interest to controlling interest.  NIF B-8 establishes that special purpose entities, over which control is exercised, should be consolidated.  Provided certain requirements are met, it allows the option to present stand-alone financial statements of intermediate controlling companies and requires that potential voting rights be considered to analyze whether control exists.

NIF C-7, Investments in Associated Companies and other Permanent Investments, requires that investments in special purpose entities where significant influence is exercised be valued using the equity method.  It also requires that potential voting rights be considered to analyze whether significant influence exists.  In addition, NIF C-7 establishes a specific procedure and a set of caps to the recognition of losses in associated companies, and requires that investments in associated companies be presented including the related goodwill.

NIF C-8, Intangible Assets, requires that any pre-operating expenses incurred through December 31, 2008 to be canceled against retained earnings.

NIF D-8, Share-based Payments, sets the rules for recognition of share-based payments, including the granting of stock options to employees.  Therefore, the use of IFRS 2, Share-Based Payments, that was supplementally applied is discontinued.

International Financial Reporting Standards

In January 2009, the Mexican Securities and Exchange Commission published the amendments to the Mexican Securities Law, including the obligation to prepare and present financial statements using International Financial Reporting Standards beginning 2012. Early adoption is permitted.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

U.S. GAAP

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 was effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years for financial assets and liabilities.  On October 10, 2008, the FASB issued Staff Position (“FSP”) FAS No. 157-3 (“FSP 157-3”), Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. FSP 157-3 is effective upon issuance.  SFAS 157 has been deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities.  The Company adopted the provisions of this new accounting principle as it relates to financial assets and financial liabilities and determined that its effects were not considered to be material to its consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and the deconsolidation of a subsidiary, including: (a) changes the way the consolidated balance sheet and consolidated income statement are presented; (b) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a change of control or deconsolidation; (c) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (d) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners of a subsidiary. The accounting provisions of SFAS 160 must be applied prospectively the presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements.  SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Early adoption is prohibited.   The Company is in the process of determining the impact of adopting the accounting provisions of this new accounting principle on its consolidated financial position, results of operations and cash flows.  In addition, the impact of adopting this pronouncement will also be dependent on the level of future transactions.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations—a replacement of FASB No. 141 (“SFAS 141(R)”). SFAS 141(R) requires (a) a company to recognize 100% of the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in pre-acquisition periods to expense all acquisition-related costs, among various other modifications to SFAS 141.  SFAS 141(R) also amends SFAS 109, Accounting for Income Taxes, to require that any reductions to an acquired entity’s valuation allowances on deferred taxes and acquired tax contingencies that occur after the measurement period be recorded as a component of income tax expense.  SFAS 141(R) must be applied prospectively to all business combinations for which the acquisition date occurs during fiscal years beginning on or after December 15, 2008, with the exception of the amendments to SFAS 109, which will also be applied to business combinations with acquisition dates prior to the effective date of this standard. Early adoption is prohibited.   The impact of this standard is dependent upon the level of future acquisitions.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions.  The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under SFAS 133, Accounting for Derivative Instruments and Hedging Activities; and how the hedges affect the entity’s financial position, financial performance and cash flows. SFAS 161 is effective for periods beginning after November 15, 2008. The Company will comply with the disclosure provisions of SFAS 161 to the extent it has entered into derivative transactions in the year of adoption.

In April 2008, the FASB issued FSP FAS No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). The objective of the FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Early application is not permitted. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

In January 2008, the FASB unveiled the FASB Accounting Standards Codification (the “Codification”) for a one-year verification period by constituents. While the Codification does not change U.S. GAAP, it does combine all authoritative accounting standards issued by bodies such as the FASB, AICPA, and EITF into a topically organized comprehensive online database. The Codification will (a) reduce the amount of time and effort required to solve an accounting research issue; (b) improve usability of the literature thereby mitigating the risk of noncompliance with the standard; (c) provide real-time updates as new standards are released; (d) assist the FASB with the research and convergence efforts required during the standard-setting process; and (e) become the authoritative source of literature for the completed XBRL taxonomy. The Codification does not represent authoritative guidance until after the verification period, at which time the Codification will supersede all existing accounting literature (other than guidance issued by the SEC).  Such Codification will apply for calendar year companies beginning in 2009.

On November 14, 2008, the Securities and Exchange Commission (“SEC”) issued its long-anticipated proposed International Financial Reporting Standards (“IFRS”) roadmap outlining milestones that, if achieved, could lead to mandatory transition to IFRS for U.S. domestic registrants starting in 2014. IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (IASB). Under the proposed roadmap, the Company could be required through the Parent Company to prepare financial statements in accordance with IFRS.  The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS for U.S. domestic registrants. Management is currently assessing the impact that this potential change would have on the Company’s consolidated financial statements, and will continue to monitor the development of the potential implementation of IFRS.

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

The following table lists our current directors as of the date of this annual report, their titles, dates of appointment and ages:

Name	Title	Director since	Age
Bernardo Quintana Isaac	Chairman and Director	December 21, 2005	67
Alberto Felipe Mulás Alonso	Independent Director	October 2, 2006	48
Salvador Alva Gómez	Independent Director	October 2, 2006	58
Manuel Francisco Arce Rincón	Independent Director	October 2, 2006	67
Luis Guillermo Zazueta Domínguez	Independent Director	October 2, 2006	63
Fernando Flores Pérez	Independent Director	April 29, 2007	63
Luis Fernando Zárate Rocha*	Director	September 22, 2000	65
Alonso Quintana Kawage*	Director	March 14, 2003	35
Sergio Fernando Montaño León	Director	December 21, 2005	61
José Luis Guerrero Álvarez	Director	December 21, 2005	65
Jean Marie Chevallier*	Director	December 13, 2006	64
Jacques Follain*	Alternate Director	December 13, 2006	53
__________________
*  Appointed by SETA

Bernardo Quintana Isaac.   Mr. Bernardo Quintana Isaac has been the Chairman of our Board of Directors since December 2005.  Mr. Quintana has been Chairman of the Board of Directors of Empresas ICA, S.A.B. de C.V. since December 1994 and was Chief Executive Officer of ICA from December 1994 through December 2006.  Previously, Mr. Quintana served as Executive Vice President and Vice President of ICA Tourism and Urban Development and as Director of Investments of Banco del Atlántico.  Mr. Quintana currently serves as a board member of several Mexican companies, including CEMEX, S.A.B. de C.V. and GRUMA, S.A.B. de C.V.  Mr. Quintana is also a member of Mexico’s National Council of Businessmen, a member of the Board of Trustees of the Universidad Nacional Autónoma de México and Chairman of the Board of Fundación ICA, A.C.  Mr. Quintana holds a degree in civil engineering from the Universidad Nacional Autónoma de Mexico and a Master’s in Business Administration from the University of California at Los Angeles.  Mr. Quintana is the father of fellow Director Alonso Quintana Kawage.

Alberto Felipe Mulás Alonso.  Mr. Mulás has been a member of our Board of Directors since December 2006.  Mr. Mulás currently serves on the Boards of Directors of several companies, including Empresas ICA, S.A.B. de C.V., Grupo Financiero Santander, Urbi Desarrollos Urbanos S.A.B. de C.V., one of Mexico’s largest housing developers, Comex, Mexico’s largest paint manufacturer and distributor, and Sociedad Hipotecaria Federal, S.N.C., Mexico’s government-owned housing development bank.  Since January 2003, he has been the managing director of CReSE Consultores, S.C., a consulting firm that specializes in corporate finance, corporate governance and strategic planning.  In January 2001, former President Vicente Fox appointed Mr. Mulás as national housing coordinator, with the responsibility of preparing and executing Mexico’s national housing strategy.  In this role, Mr. Mulás created, among others, Mexico’s National Housing Commission, and served as its first Commissioner and a member of the Cabinet through December 2002.  From 1999 to 2001 Mr. Mulás was Mexico Managing Director at Donaldson, Lufkin & Jenrette Securities Corp.  He was also Country Manager for Lehman Brothers from  1992 to 1997 and a vice-president at JP Morgan. Mr. Mulás received a degree in chemical engineering from the Universidad Iberoamericana and a Master’s in Business Administration from the Wharton School at the University of Pennsylvania.

Salvador Alva Gómez.  Mr. Salvador Alva has been a member of our Board of Directors since December 2006. Mr. Alva has worked for PepsiCo for 24 years.  He was the President of PepsiCo Latin America and a member of the PepsiCo Executive Committee.  Mr. Alva currently serves as a member of the Boards of Directors of Porcelanite Lamosa, 7-Eleven and Chapa Distribution Group, and the “EXEB” Businessmen’s Foundation for Basic Education.  Mr. Alva is also a member of CEAL, the Latin America Businessmen’s Association and serves on the Board Trustees of the John Langdon Down Foundation.  He is Chairman of AMECE, the Mexican Association of Electronic Commerce.  Within PepsiCo, Mr. Alva served as Chairman of Gamesa-Quaker and General Manager for Latin America of the Alegro International division; he also held several positions at Cervecería Moctezuma.  He holds a degree in chemical engineering from the Universidad Nacional Autónoma de México and a Master’s in Business Administration from the Universidad de las Américas.

Manuel F. Arce Rincon.  Mr. Manuel F. Arce Rincón has been a member of our Board of Directors since December 2006. Since 1995, Mr. Arce has been Managing Director and Partner at Grupo Consultor ACM, S.C., where he advises a wide range of clients in the public and private sectors.  For more than 30 years he has also served on the Board of Directors of many government-owned and private sector companies, including several companies listed on the Mexican Stock Exchange. He is also an independent Board of Directors member of more than 35 investment funds. In the public sector, Mr. Arce worked at the Federal Electricity Commission, the Coordinación de Abastos y Distribución and Servicios Metropolitanos S.A. Since 1966, he has been a professor at the Universidad Nacional Autonoma de México.  Mr. Arce graduated with honors from the Universidad Nacional Autónoma de México and holds a Master’s in Business Administration from Columbia University.

Luis Fernando Zárate Rocha.  Mr. Luis Fernando Zárate Rocha has been a member of our Board of Directors since September 2000.  Mr. Zárate is also a member of the Board of Directors and an Executive Vice President of Empresas ICA, S.A.B. de C.V.  Mr. Zárate oversees housing operations and overseas business development for Empresas ICA, as well as the operations of the airport operator SETA.  Mr. Zárate has been affiliated with Empresas ICA for over 36 years, during which time he has worked in business development as well as heavy construction and infrastructure projects.  Mr. Zárate is also a member of the Board of Directors of Fundación ICA, S.C.  Mr. Zárate holds a degree in civil engineering from the Universidad Nacional Autónoma de México, where he has been a professor of engineering since 1978.

Luis Guillermo Zazueta Dominguez.  Mr. Luis Guillermo Zazueta Dominguez has been a member of our Board of Directors since December 2006.  In 1971, Mr. Zazueta founded Despacho Zazueta Hermanos, S.C., a professional accounting firm advising a wide range of clients on accounting and tax matters.  He is also on the Board of Directors of Seguros Argos S.A. de C.V., ANA Automóvil Club de Mexico, A.C., Almacenadora Gomex and Astered Union de Credito.  He is a member of the College of Certified Public Accountants and registered as a Fiscal Public Accountant at the Ministry of Finance and Public Credit, the Mexican Social Security Institute, INFONAVIT and the Federal District.  Mr. Zazueta holds a degree in public accounting from the Universidad Iberoamericana.

Alonso Quintana Kawage.  Mr. Alonso Quintana Kawage has been a member of our Board of Directors since March 2003.  Mr. Quintana is a member of the Board of Directors of Empresas ICA, S.A.B. de C.V. and has served as that company’s Chief Financial Officer since January 1, 2007.  Since joining Empresas ICA in 1994, he has served the company in various capacities, includingAeroinvest positions in its construction, corporate finance and project finance areas.  In the finance group, Mr. Quintana has overseen various transactions, including those relating to the financing of a bond and syndicated credit for the El Cajon Hydroelectric Project, a bond for the Corredor Sur project in Panama, a long-term loan financing for the Irapuato-La Piedad highway public-private partnership, various public offerings by Empresas ICA in the international capital markets and Aeroinvest’s acquisition in 2005 of Series B shares currently representing 35.3% of our capital stock.  Mr. Quintana received a degree in civil engineering from the Universidad Iberoamericana and a Master’s in Business Administration from the Kellogg School of Management at Northwestern University.  Mr. Quintana is the son of the Chairman of the Board of Directors, Mr. Bernardo Quintana Isaac.

Sergio Fernando Montaño León.  Mr. Sergio F. Montaño León has been a member of our Board of Directors since December 2005.  Mr. Montaño is member of the Board of Directors and Executive Vice President in charge of administration of Empresas ICA, S.A.B. de C.V.  Since 1972, Mr. Montaño has served in various capacities in the management and finance areas of several companies within the Empresas ICA group. Previously, Mr. Montaño held various management positions with such Mexican companies as Trebol S.A. de C.V. and Cervecería Cuauhtémoc Moctezuma, S.A. de C.V.  Mr. Montaño holds a degree in public accounting from the Universidad Nacional Autónoma de Mexico, a Master’s degree in taxation from the Instituto para la Especialización de Ejecutivos and a Specialization in Insurance from the Instituto Tecnológico Autónomo de México. Mr. Montaño has been a member of the Mexican Institute of Financial Executives since 1997.

José Luis Guerrero Álvarez.  Dr. José Luis Guerrero Álvarez has been a member of our Board of Directors since December 2005.  Dr. Guerrero became Chief Executive Officer of Empresas ICA, S.A.B. de C.V. effective January 1, 2007 and is a member of ICA’s Board of Directors.  Previously, he was Executive Vice President and Chief Financial Officer of Empresas ICA.  For the past 28 years, Dr. Guerrero has held various positions in the finance, administration, divestment, real estate, manufacturing and business development areas of Empresas ICA.  Before Empresas ICA, Dr. Guerrero served as the Planning Director of Combinado Industrial Sahagún, the Technical Director of Roca Fosforica Mexicana and held various other positions in Mexico and abroad.  Dr. Guerrero holds a Diploma D’Ingenieur I.S.M.C.M. from Institut Superieur des Materiaux et de la Construction Mechanique of Paris, and an M.S. and Ph.D. in engineering from the University of Illinois at Urbana-Champaign.

Jean-Marie Chevallier.  Mr. Jean-Marie Chevallier has served since December 2006 as Chairman of the Board and Chief Executive Officer of Aéroports de Paris Management (ADPM), the Aéroports de Paris (ADP) subsidiary that manages its overseas airports investments and operations.  Previously, he was ADP’s Director of Planning for both Paris-CDG and Orly airports.  He joined ADP in 1978 and until 1990 worked extensively on planning and engineering consulting for large overseas airport projects, including Jakarta-Cengkareng, Osaka-Kansai, Seoul-Incheon and more recently Dubai-Al Maktoum. Promoted to Vice-President in 1993, he was successively in charge of the Engineering Division, International Affairs and the CDG airport Facilities Division.  Mr. Chevallier is a chartered civil engineer from Ecole Nationale des Ponts et Chaussees (Paris, 1968).  Mr. Chevallier is a member and former Chairman of the ACI World Safety and Technical Committee and a member of the US TRB Airport Compatibility Committee.  Mr. Chevalier is Member of the Boards of Directors of several companies that operate airports in Belgium, Jordan, and Mauritius.

Jacques Follain (Alternate Director for Mr. Chevallier).  Mr. Jacques Follain is Managing Director of Aéroports de Paris Management (ADPM).  Mr. Follain joined the Aéroports de Paris Group in 1998 and has played a key role in the development of ADP as an international airport operator in China, Mexico, Egypt, Jordan, Belgium and Algeria.  Prior to joining ADP, Mr. Follain held several positions in L’Oreal starting in 1987, including heading its Mexico subsidiary, sales and marketing manager for Europe in the International Department, and responsibility for setting up the management information systems of the professional division.  He also worked for six years as an organizational consultant at Arthur Andersen Consulting (Accenture).  Mr. Follain is an aeronautical and telecommunications engineer, with degrees from the École Nationale Supérieure des Constructions Aéronautiques (Toulouse), the École Nationale Supérieure des Telecommunications (Paris) and a Master’s degree from Stanford University.

Fernando Flores Pérez.  Mr. Fernando Flores Pérez has been a member of our Board of Directors since April 2007. He is also a member of the Board of Directors of Empresas ICA S.A.B. de C.V.  He is also Chairman of the Board of Directors of GW Publishing, S.A. de C.V., which produces and markets the Spanish-language editions for Mexico, Latin America, and the United States for the ESPN sports network.  Mr. Flores is Founder and Managing Partner in EFE Consultores, S.C., and a strategic planning consultancy.  In February 2009, Mr. Flores became a Senior Counselor at A.T. Kearney.  During the government of Vicente Fox, he served as Executive Director and Chairman of the Board of the Mexican Social Security Institute (IMSS) from October 2005 until December 2006.  From December 2004 to October 2005, he was Undersecretary of Labor, Security, and Social Security at the Ministry of Labor and Social Security.  Mr. Flores joined Compañia Mexicana de Aviación in 1991 and served as Law and Administration Director from 1995 until 2004, when he became Executive Director and Chairman of the Board of Directors of the Compañia Mexicana de Aviación and Executive Vice president of Holding CINTRA, a company that was listed on the Mexican Stock Exchange.  Mr. Flores has also served as Executive Director of Aerovías de Mexico (AeroMexico) from March to December 2004.  From January 1997 to January 2000, he was the Chairman of the National Air Transportation Chamber.  Mr. Flores holds a law degree from the Universidad Iberoamericana, and in 2004 he received the “Gold Master in Executive Leadership” award from the Executive Leadership Forum in Spain.

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

The following table lists our executive officers, their current position and their year of appointment as an executive officer.

Name	Current position	Executive officer since(2)	Age
Rubén Gerardo López Barrera(1)	Chief Executive Officer	December 11, 2003	39
Nicolas Etienne Marcel Claude(1)	Chief Operating Officer	October 14, 2004	43
Victor Humberto Bravo Martin(1)	Chief Financial Officer	March 20, 2006	43
Manuel de la Torre Melendez	General Counsel	January 1, 2004	45
Roberto Ontiveros	Infrastructure and Maintenance Director	July 22, 2008	44
Jean Philippe Frederic Percheron(1)	Commercial and Marketing Director	April, 26, 2006	40
Porfirio González Alvarez	Airports Director	April 26, 2006	58
_________________________________
(1)	Appointed by SETA as holder of Series BB shares.
(2)	Date of Appointment.

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

Manuel de la Torre Melendez has served as OMA’s General Counsel since January 2004.  Prior to joining OMA, Mr. de La Torre was a senior associate at Thacher, Proffitt & Wood LLP, where he advised a variety of corporate clients with a particular focus on labor law.  Mr. de la Torre is a professor of labor law and procedural labor law at the Instituto Tecnológico Autónomo de México and holds a law degree, magna cum laude, from the Universidad Nacional Autónoma de México.  He is a member of the Mexican Bar Association and a plenary member and head of the Mexico chapter of the Latin American Association for Airports and Space Law.  He has also carried out studies in aeronautical and space law at McGill University, the University of Leiden, and Daniel Webster College, and he is the author of the First Aeronautical Code for Latin America.  Has been the Secretary of the Board of Directors since March 2007.

Roberto Ontiveros Chávez has served as our Infrastructure and Maintenance Director since July 2008.  Previously, he was Construction Manager for Libra Desarrollos, S.A and  Senior Engineer and Facilities Manager for the US Embassy in México City.  Mr. Ontiveros holds a B.S. in civil engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, a Master’s Degree in Construction by Universidad Nacional Autónoma de México, and a diploma in Project Management, Customer Service and Management Skills. He also completed various specialization courses in the construction sector.

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

The board of directors has approved changes in senior management, as part of a normal rotation of personnel. Victor Bravo Martin will become Chief Executive Officer of OMA effective July 1, 2009. He succeeds Rubén López, who has been granted a sabbatical to continue his professional development.

The board of directors also named José Luis Guerrero Cortes as the new Chief Financial Officer effective July 1, 2009. Mr. Guerrero was an associate at Goldman Sachs in the business development, debt capital markets, and derivatives groups in 2008. He has also worked in the finance group of Empresas ICA, where he assisted in the financing for many of ICA’s largest construction and infrastructure projects. Prior to working at ICA, Mr. Guerrero was an assistant brand manager at Procter & Gamble in Mexico and worked in the environmental research group of Veolia Environment in France. Mr. Guerrero has a degree in chemical engineering from the Universidad Iberoamericana and received his MBA from Harvard Business School.

Compensation of Directors and Executive Officers

For 2008, the aggregate compensation earned by our 20 officers (including executive officers, corporate managers, coordinators and airport administrators) was approximately Ps. 48.9 million.  At the shareholders’ meeting held on April 27, 2007 and the Shareholders’ meeting held on April 24, 2009, the Shareholders approved the following compensation for Directors and Executive Officers: each of the Chief Executive Officer, the Chief Financial Officer, the General Counsel and the permanent invitees and secretaries for each meeting of the board or special committee receives compensation in the amount of Ps. 40,000 net of any required withholding for each board meeting and corporate committee meeting attended.  In addition, independent directors receives a fee of U.S.$ 250 net of any required withholding for each hour they dedicate to our affairs entrusted by the Board of Directors outside of board meetings and corporate committee meetings.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due them according to the Federal Labor Law (Ley Federal del Trabajo).

Committees

The Mexican Securities Law and the Bylaws of the Company provide that the Board of Directors may receive assistance from one or more Special Committees created directly by the Board of Directors or by the Chief Executive Officer in order to carry out the functions that the Mexican Securities Law and the Bylaws of the Company assign to the Board of Directors with respect to audit and corporate practices.

We previously had two separate Special Committees, a Corporate Practices Committee and an Audit Committee, both of which have been supporting the Board of Directors in carrying out its responsibilities and providing opinions on various matters as requested by the Board of Directors.

Considering the complexity of the projects that are being undertaken by the Company, which involve financial and planning matters, the Board of Directors resolved on March 10, 2009, to unify in a single Special Committee the current Audit and Corporate Practices Functions and to confer on the committee additional responsibilities for financial and planning matters, which such functions are to be exercised jointly so that the Board of Directors may take decisions with the support of an intermediate body.  Such resolution was ratified by our shareholders’ meeting of April 24, 2009.

The Chairman of this Special Committee was elected by our general shareholders’ meeting held on April 24, 2009.  The current members of the Special Committee are Luis Guillermo Zazueta Alberto Felipe Mulás Alonso, Fernando Flores Pérez and Manuel F. Arce Rincón.  Luis Guillermo Zazueta has been designated as an “audit committee financial expert” as defined by the Securities and Exchange Commission.

Our bylaws provide that the Committee or Committees responsible for the Audit and Corporate Practices Functions will be formed exclusively of Independent Directors and that a minimum of three members shall be appointed by the Board of Directors based on a recommendation from the Chairman of the Board all of whom must also be Independent Directors. Holders of the Series BB shares have the right to propose the appointment of at least one member.

If the Company is controlled by a shareholder or group of shareholders representing 50% (fifty percent) or more of its capital stock, the committee that conducts the Corporate Practices Functions will be formed by a majority of Independent Directors.

The Chairman of the Board of Directors will propose to the shareholders meeting one of the Independent Directors as a Chairman of the Special Committee, who should present the requirements of independence, experience, abilities and professional prestige in accordance with Articles 25, 26 and 43 of Mexican Securities Law.

The chairman of the Special Committee shall prepare an annual report to our Board of Directors with respect to the findings of such Special Committee, which must include the items mentioned in the “Financial and Planning Functions” section below.

Our shareholders’ meeting of April 3, 2008, in its amendments to the bylaws, eliminated the Nominations Committee, whose functions and responsibilities are now carried out by the Board of Directors.

Audit Functions of the Unified Special Committee

The Special Committee, which is responsible for the Audit Functions and is formed exclusively of Independent Directors, has the following responsibilities: (i) selecting the external auditor of the Company, recommending to the Board of Directors the appointment of such external auditor and providing an opinion about any removal of such external auditor, (ii) supervising our external auditors and analyzing their reports, (iii) analyzing and supervising the preparation of our financial statements, (iv) informing the board of our internal controls and their adequacy, (v) requesting reports from our executive officers whenever the committee deems appropriate, providing assistance to our Board of Directors in the preparation of the reports containing the main accounting and information guidelines used for the preparation of the financial information, and assistance to our Board of Directors in the preparation of the report on the operations and activities in which the Board of Directors had intervened pursuant to the Securities Market Law, (vi) informing the Board of Directors of any irregularities that it may encounter, (vii) receiving and analyzing recommendations and observations made by the shareholders, members of the Board of Directors, executive officers, our external auditors or any third party and taking the necessary actions, (viii) calling shareholders’ meetings, (ix) overseeing the execution of the shareholders’ and directors’ resolutions by the Chief Executive Officer in accordance with the instructions provided thereto by the shareholders or the directors and (x) providing an annual report to the Board of Directors.

The Chairman of the Special Committee responsible for Audit Functions shall prepare an annual report to our Board of Directors with respect to the findings of this Special Committee, which shall include (i) the status of the internal controls and internal audits and any deviations and deficiencies thereof, taking into consideration the reports of external auditors and independent experts, (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies, (iii) the evaluation of external auditors, (iv) the main results from the review of our financial statements and those of our subsidiaries, (v) the description and effects of changes to accounting policies, (vi) the measures adopted as result of observations of shareholders, directors, executive officers and third parties relating to accounting, internal controls, and internal or external audits, and (vii) compliance of shareholders’ and directors’ resolutions.

Corporate Practices Functions of the Unified Special Committee

The Special Committee, which is responsible for the Corporate Practices Functions, has the following responsibilities: (i) providing opinions to our Board of Directors, (ii) requesting and obtaining opinions from independent experts, (iii) calling shareholders’ meetings, and (iv) assisting the board in the preparation of annual reports and other reporting obligations.

The chairman of the Special Committee shall prepare an annual report to our Board of Directors with respect to the findings of this Special Committee, which shall include (i) observations with respect to relevant directors and officers, (ii) the transactions entered into with related parties, (iii) the remunerations paid to directors and officers and (iv) any permissions granted for a director or officer to take advantage of a business opportunity.

Financial and Planning Functions

The Special Committee, which is responsible for the Financial and Planning Functions, has the following responsibilities: (i) analyzing the general principles for the determination of the strategic plan of the Company and the observance of such plan; (ii) evaluating and opining on the investment and financing policies of the Company propose it by the Chief Executive Officer; (iii) opining on the premises of the annual budget and the following of its application, such as its control system; (iv) analyzing and evaluating the risks factors of the Company, such as the mechanisms for its control; (v) evaluate that the investment and financing policies are consistent with the strategic plan of the Company; and (vi) evaluate that the financing projects are consistent with the strategic plan of the Company.

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

Nominations Committee.  We are not required to have a nominating committee.  According to the amendment of the bylaws ratified by the shareholders’ meeting held on April 3, 2008, this committee has been disbanded and its functions and responsibilities are now carried out by the Board of Directors.

Audit Committee.  Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required.  Rule 4350(d).

Special Committee responsible for the Audit Functions.  We previously had an Audit Committee, which our shareholders’ meeting of April 24, 2009 combined with the Corporate Practices Committee to form a sole Special Committee.  We are in compliance with the independence requirements of Rule 10A-3.  Marketplace Rule 4350(a)(1) permits us to follow our home country governance practices in lieu of certain NASDAQ requirements, and as such the members of our Special Committee responsible for Audit Functions are not required to satisfy the NASDAQ independence and other Audit Committee standards that are not prescribed by Rule 10A-3.

NASDAQ Standards	Our Corporate Governance Practice

The principal characteristics of our Committee responsible for Audit Functions are as follows:

	•	Our Special Committee is composed of four members, all of whom are members of our Board of Directors.

	•	All of the members of our Special Committee and the committee’s chairman are independent.

	•	The Chairman of the Special Committee is appointed and/or removed exclusively by the general shareholders’ meeting.

	•	Our Special Committee operates pursuant to provisions in the Mexican Securities Market Law and our bylaws.

	•	Our Special Committee submits an annual report regarding its activities to our Board of Directors.

	•	The duties of our Special Committee include, among others, the following:

• selecting the external auditor of the Company, recommending to the Board of Directors the appointment of such external auditor and providing an opinion about any removal of such external auditor;

• supervising our external auditors and analyzing their reports;

NASDAQ Standards	Our Corporate Governance Practice

	•	analyzing and supervising the preparation of our financial statements;

	•	informing the board of our internal controls and their adequacy;

•
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

	•	informing the board of any irregularities that it may encounter;

	•	receiving and analyzing recommendations and observations made by the shareholders, members of the Board, executive officers, our external auditors or any third party and taking the necessary actions;

	•	calling shareholders’ meetings;

	•	overseeing the execution of the shareholders’ and directors’ resolutions by the Chief Executive Officer in accordance with the instructions provided thereto by the shareholders or the directors; and

	(i)	providing an annual report to the Board.

NASDAQ Standards	Our Corporate Governance Practice

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

Special Committee responsible for the Corporate Practices Functions.  Pursuant to the Mexican Securities Market Law, we are required to have a committee responsible for Corporate Practices Functions, although we are not required to have a separate compensation committee.  The Mexican Securities Market Law requires that committees consist of at least 3 independent directors appointed by the Board of Directors.  All committee members must be independent (except to the extent a controlling shareholder or shareholders own 50% or more of our outstanding capital stock, in which case the majority must be independent).

Pursuant to our bylaws and the Mexican Securities Market Law, the duties of our Special Committee responsible for Corporate Practices Functions include, among others, the following:

(i) providing opinions to our Board of Directors;

(ii) requesting and obtaining opinions from independent experts;

(iii) calling shareholders’ meeting; and

(iv) assisting the board in the preparation of annual reports and other reporting obligations.

The duties of our Special Committee responsible for Corporate Practices Functions are, among others, the following:

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

Conflicts of Interest.  In accordance with Mexican law and our bylaws, the Special Committee responsible for Audit Functions must provide an opinion regarding any transaction with a related party that is outside of the ordinary course of business, and such transactions must be approved by the Board of Directors.  Pursuant to the Mexican Securities Market Law, our Board of Directors and our Special Committee responsible for Audit Functions are required to establish certain guidelines regarding related party transactions that do not require board approval.

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

Employees

As of December 31, 2008, we had approximately 971 employees.  The total number of employees increased by 1.6% in 2007 and by 1.3% in 2008 due primarily to the addition of personnel operating our cargo facilities and security personnel.  At December 31, 2008, approximately 560 of our employees were unionized.

During 2008, the Company carried out a corporate restructuring through the establishment of a new subsidiary, Operadora de Aeropuertos del Centro Norte, S.A. de C.V. (“OACN”).  As a result, on August 7, 2008, employees ceased their employment with the individual airports and became employees of OACN.  OACN assumed all labor obligations.  The Company provisioned Ps. 6.8 million as of December 31, 2008 for the costs related to such assumption of labor obligations by OACN.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated.

Employees

	December 31,
	2006	2007	2008 (2)
Categories of activity:
Airport operations	497	508	510
Airport maintenance	153	155	151
Administration(1)	294	296	302

Geographic location:
Acapulco	91	93	93
Ciudad Juárez	49	48	51
Culiacán	50	54	56
Chihuahua	61	60	62
Durango	42	42	41
Mazatlán	69	70	71
Monterrey	188	193	182
Reynosa	27	31	34
San Luis Potosí	40	41	43
Tampico	57	57	58
Torreón	47	49	50
Zacatecas	42	40	43
Zihuatanejo	47	47	47
Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	134	134	140
Total(1)	944	959	971
_______________________________
(1)	As of December 31, 2006, 2007 and 2008, includes 134, 134 and 411 persons respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., our administrative services subsidiary.
(2)
As of June 2008, Operadora de Aeropuertos del Centro Norte S.A de C.V. and Servicios Aeroportuarios del Centro Norte S.A. de C.V., due to a corporate reorganization, employed the operative and administrative employees of all airports.

All of our unionized employees are members of local chapters of the Mexican National Union of Airport and Auxiliary Services Workers, an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency as well as of the three other airport groups (the Southeast Group (Grupo Aeroportuario del Sureste, S.A. de C.V.), the Mexico City Group (Grupo Aeroportuario de la Ciudad de México), and the Pacific Group (Grupo Aeroportuario del Pacifico, S.A. de C.V.)) operating in Mexico.  Labor relations with our employees are governed by 13 separate collective labor agreements, each relating to one of our 13 airport subsidiaries, and negotiated by the local chapter of the union.  As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years.  We last renegotiated our collective bargaining agreements with our unionized employees in October 2008.

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries.  We make bi-weekly contributions matching each employee’s contribution.  Employees are entitled to withdraw the funds in their accounts on an annual basis.  In 2006, 2007 and 2008, we made a total of Ps.17.7 million, Ps. 20.4 million and Ps. 36.5 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Ministry of Finance and Public Credit.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Aeroinvest is our controlling shareholder.  Aeroinvest directly owns 167,802,700 of our Series B shares that represent 41.95% of our outstanding capital stock.  Aeroinvest also directly owns 331,972,000 Series A shares of SETA that represent 74.5% of its capital stock.  SETA in turn owns 58,800,000 of our Series BB shares and 8,000,000 Series B shares that collectively represent 16.7% of our capital stock.  Consequently, Aeroinvest is the beneficial owner of 54.4% of our capital stock.

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of May 29, 2009:

	Number of shares		Percentage of total share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares

Aeroinvest(1)	167,802,700	-----	41.95%	-----
SETA(2)	8,000,000	58,800,000	2.00%	14.7%
Public	143,710,586	-----	35.93%	-----
Officers and Directors	21,686,714	-----	5.42%	-----
_______________________________
(1)
In addition to the Series B shares it directly owns, Aeroinvest may be deemed to beneficially own all of our shares owned by SETA by virtue of its ownership of 74.5 % of SETA’s capital stock.  Aeroinvest and SETA are subsidiaries of ICA.

(2)	Held in trust with Bancomext. Aeroinvest and SETA are subsidiaries of ICA.

Arrangements relating to SETA

The rules governing the sale of our Series BB shares to SETA required that SETA place all of its Series BB shares in trust in order to guarantee SETA’s performance of its obligations under the Technical Assistance Agreement and SETA’s commitment to maintain its interest in us for a specified period.  Accordingly, SETA has placed its shares in trust with Bancomext or the Bancomext Trust.  Pursuant to our bylaws, the Technical Assistance Agreement, the Participation Agreement, and the Bancomext Trust, SETA was required to retain at least 51% of our shares until June 14, 2007, after which it became entitled to transfer up to one eighth of this 51% during each year thereafter.  The terms of the Bancomext Trust will be extended for an additional 15 years if, at the end of the initial 15-year term, SETA holds shares representing more than 10% of our capital stock.  SETA may terminate the Bancomext Trust before the second 15-year term begins if:  (i) SETA holds less than 10.0% of our capital stock at the end of the initial term; and (ii) the Technical Assistance Agreement has been terminated.  If the Bancomext Trust is not terminated within the second 15-year term, SETA is required to instruct Bancomext to transfer the shares to a new trust.  SETA is required to deposit in the trust any additional shares of our capital stock that it acquires.

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

Our bylaws, the Participation Agreement and the Technical Assistance Agreement also contain certain provisions designed to avoid conflicts of interest between SETA and us, such as approval of certain related party transactions by our Special Committee.

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

Aeroinvest and ADPM have also agreed that:

•	Aeroinvest will select two members of our Special Committee responsible for Audit Functions; and

•	Aeroinvest and ADPM will jointly select at least one member of our Special Committee responsible for Corporate Practices Functions.

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

Arrangements relating to Aeroinvest

In June 2005, SETA assigned to Aeroinvest an option to purchase Series B shares representing 36% of our then-outstanding capital stock (currently equivalent to 35.3% of our capital stock).  Aeroinvest purchased these shares from the Mexican government in December 2005 pursuant to this option, acquiring 141,120,000 Series B shares at an aggregate purchase price of U.S.$203.3 million (Ps.2,165.4 million) (determined based on an initial price per share of U.S.$1.13 (Ps.11.0198) plus an annual 5% premium, subject to decreases for any dividends declared and paid by us).  The acquisition of these Series B Shares was financed through credit facilities.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  Aeroinvest subsequently purchased additional Series B shares representing 6.7% of our capital stock.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In connection therewith, Aeroinvest has assigned its economic interests (including its right to receive dividends) in its Series B shares representing 41.95% of our capital stock as well as 74.5% of the Series A shares of SETA.  The terms of the refinancing documents are described in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

On June 22, 2007, Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., División Fiduciaria and Banca Múltiple, J.P. Morgan Grupo Financiero, División Fiduciaria entered into a voting agreement pursuant to which Aeroinvest agreed to vote its Series B shares currently representing 41.95% of our capital stock as a bloc in the same way SETA votes its shares of our capital stock at all ordinary and extraordinary shareholders meetings, subject to certain exceptions set forth in the agreement.  An English translation of this agreement is filed as an exhibit to this Form 20-F.

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2008 amounted to Ps. 55.6   million (U.S.$ 4.1 million).  The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its stockholders during the term of the agreement.  The agreement has an initial term of approximately 15 years beginning June 14, 2000 and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015.  The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date.  A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B shares that are not owned by SETA or any of its affiliates.  A party may terminate the Technical Assistance Agreement prior to its expiration date upon non-compliance with its terms by the other party.  SETA provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the master development programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations.

The Technical Assistance Fee for 2000 and 2001 was fixed at U.S.$5 million.  Subsequent to January 1, 2003, the Technical Assistance Fee is equal to the greater of U.S.$3 million adjusted annually for inflation since June 14, 2006 (measured by the U.S. consumer price index) or 5% of our annual consolidated operating income (calculated prior to deducting the technical assistance fee and depreciation and amortization and in each case determined in accordance with MFRS).  We believe that this structure creates an incentive for SETA to increase our annual consolidated earnings.  SETA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

The Technical Assistance Agreement allows SETA, its stockholders and their affiliates to render additional services to us only if our Special Committee determines that these related persons have submitted an arm’s length bid in a public bidding process.  For a description of this committee, see “Item 6. Directors, Senior Management and Employees—Committees.”

In 2005, 2006, 2007 and 2008 we recognized expenses of U.S.$3.3 million, U.S.$4.3 million, U.S.$5.2 million and U.S.$4.1 million, respectively, pursuant to the technical assistance agreement plus additional nominal expenses paid to SETA and its affiliates.

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

Arrangements with Aeroinvest and its Affiliates

Our parent company Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In connection with the Merrill Lynch refinancing, Aeroinvest has assigned its economic interests (including its right to receive dividends) with respect to its Series B shares currently representing 41.95% of our capital stock as well as 74.5% of the Series A shares of SETA.  Aeroinvest has since purchased additional Series B Shares representing 6.7% of our capital stock. Aeroinvest’s economic interests with respect to these or any other additional Series B Shares purchased by Aeroinvest may become subject to an assignment under the terms of the refinancing documents in certain circumstances, including any issuance of additional notes.  Although we are not parties to the refinancing agreements, the refinancing agreements to require that Aeroinvest cause us to comply with certain restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change or business or make investments or capital expenditures outside our master development plans.  The terms of the refinancing documents are described in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Arrangements with Other Affiliates

We periodically engage ICA and its affiliates to provide construction and related services to us.  In 2008, we paid U.S.$15.7 million, in connection with services provided by ICA and its affiliates.  Such agreements were approved, in accordance with our Related Party Guidelines, by our Board of Directors, upon the recommendation of our Special Committee responsible for Corporate Practices Functions and in accordance with the Mexican Securities Law.  The Committee considered these agreements to be arm’s length contracts based on the evaluation of these contracts by the engineering company Desarrollo de Ingeniería Civil y Tecnológica S.A. de C.V. (DICTEC), represented by Jorge Moreno Anaya, an independent expert OMA contracted to evaluate offers made by ICA. DICTEC determined that ICA’s offers were consistent with market prices.

In April 2008, we entered into an agreement with ICA for Ps. 282.5 million in connection with construction works on new Terminal B of the Monterrey International Airport, which is expected to begin operations in the fourth quarter of 2009. In particular, these works will concern Terminal B’s the aprons, parking lots and roadways, as well as finishings, electrical, hydraulic, sanitary and HAVC installations in the Terminal’s building.  In addition, in 2008 we entered into a multi-annual service agreement with ICA for the rehabilitation and maintenance of runways and aprons of the airports and for the amounts indicated in the table below.

Airport	Month	Amount (million of pesos)
Aeropuerto de Ciudad Juárez, S.A. de C.V.	February	7.7
Aeropuerto de Durango, S.A. de C.V.	February	15.2
Aeropuerto de Chihuahua, S.A. de C.V.	June	5.8
Aeropuerto de San Luis Potosí, S.A. de C.V.	June	10.2
Aeropuerto de Torreón, S.A. de C.V.	June	29.2
Aeropuerto de Zihuatanejo, S.A. de C.V.	October	36.2
Total		104.3

Item 8.	Financial Information

See “Item 18.  Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

General

We are involved in certain legal proceedings from time to time that are incidental to the normal conduct of our business.  In addition, the Mexican Airport and Auxiliary Services Agency is currently engaged in some legal proceedings related to our airports, none of which is expected to have a material adverse effect on our business.

Disputed land ownership at Ciudad Juárez International Airport

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$120 million.  On May 18, 2005 a Mexican court ordered us to return the disputed land to the plaintiffs. However that decision and three subsequent constitutional claims (juicios de amparo) permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport.  As of May 29, 2009, the Court has not yet notified the Federal Government the order to appear in the proceeding.  In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of our concessions would require, our concession to operate the Ciudad Juárez International Airport would terminate.  In 2008, the Ciudad Juárez International Airport represented 5.9% of our revenue.  Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of our concessions the termination of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and that the Mexican federal government would be obligated to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that we would be so indemnified.

Property tax claims by certain municipalities

Administrative law proceedings were asserted against us by the municipalities of Chihuahua, Ciudad Juárez, Reynosa, Tampico, and Zihuatanejo for the payment of property taxes with respect to the real property on which we operate our airports in those cities.  The claims of the municipalities of Chihuahua, Tampico and Ciudad Juárez (which amounted to Ps.25.3 million and Ps.1.02 million and Ps.1.8 million respectively) were dismissed on April 11, 2008 and May 9, 2008, and March 6, 2009, respectively.  The total amount of the property-tax claims outstanding, as recently updated to reflect additional amounts claimed since the proceedings were first asserted, in each of Reynosa and Zihuatanejo are Ps.59.5 million and Ps.2.8 million, respectively, although any of these amounts could increase if the underlying claims are not resolved in our favor.  Moreover, other municipalities where we operate our airports could assert similar claims.

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

Relocation of a cargo tenant at Monterrey International Airport

As part of the expansion and modernization of cargo operations at Monterrey International Airport, we have entered into agreements with most of our cargo customers and the Mexican customs authorities under which they have agreed to relocate their operations to new facilities.  Braniff Air Freight and Company, S.A. de C.V., or Braniff, a cargo customer that leases a portion of the area originally dedicated to customs activities at the airport from Mexican customs authorities, asserted a legal claim challenging the validity of our relocation agreement with the Mexican customs authorities.  Although Braniff’s claim was dismissed, it has refused to vacate the space it occupies.  We brought a claim against the Mexican customs authorities seeking to cause them to relocate Braniff, and a Mexican court recently entered an initial judgment in our favor.  The Mexican customs authorities did not appeal such initial judgment and we are currently requesting the execution of the court’s order against the customs authorities.  Braniff and other cargo customers (Levisa, Salvador Daw Vidal and Braniff Despachos Advanales) challenged our efforts to seek this enforcement and obtained a suspension of the court order against the Mexican customs authority the fulfillment of the court resolution.On December 8, 2008, the constitutional trials (or juicios de amparo) filed by Braniff and other cargo customers were dismissed, and, as a consequence, the prior judgment should be executed by the Court against the custom authorities in the near future.  In the event that the matter is not definitively resolved in favor of the Monterrey International Airport, Braniff and other cargo customers’ continued occupation of this space could impede the expansion and modernization of cargo operations as well as plans for the construction of new commercial terminals at the airport.

Outstanding amounts due from Airlines that suspended operations at our airports

Following the cessation of operations by Aerocalifornia, Avolar, Azteca, Aladia and Alma, we initiated legal proceedings against such airlines to recover outstanding amounts due, including rent, airport fees and passenger charges.

•
Aerocalifornia operated at the Culiacán, Ciudad Juárez, Chihuahua, Durango, Mazatlán, Monterrey and Torreón airports and suspended its operations as a result of a suspension by the Mexican regulatory authorities on July 24, 2008.  As of February 2009, this airline owed us Ps. 0.9 million for rent and passenger charges.  Moreover, Aerocalifornia is currently facing a strike by its former employees, which could further affect its financial conditions and its ability to repay us.

•
Avolar operated at the Acapulco, Culiacán, Durango and Zacatecas airports and suspended its operations as a result of a suspension by the Mexican regulatory authorities on August 5, 2008.  As of February 2009, this airline owed us Ps.5.4 million.

•
Azteca Airlines operated at the Acapulco, Ciudad Juárez, Culiacán, Chihuahua, Monterrey and Zacatecas airports and suspended its operations as a result of a suspension by the Mexican regulatory authorities on March 26, 2007.  As of February 2009, this airline owed us of Ps. 2.4 million, for rent, airport services fees and passenger charges.  This airline also suspended its operations on October 10, 2007, which could further affect its financial conditions and its ability to repay us.

•
Aladia operated at the Monterrey airport throughout the year and at the Ciudad Juarez, Chihuahua and Mazatlán airports in the summer months and suspended its operations on October 21, 2008.  As of February 2009, this airline owed us a total amount of Ps.$0.01 million for unpaid rent at Monterrey airport.  Aladia paid us a total of Ps. 4.0 million of airport services and passenger charges on November 6, 2008.

•
Alma operated at the Ciudad Juárez, Chihuahua, Mazatlán, Reynosa, Tampico, Torreón and Zihuatanejo airports and suspended its operations on November 7, 2008.  As of February 2009, the rent due amounted to Ps. 0.3 million and the amounts owed for airport service fees and passenger charges amounted to Ps22.7 million.  A Federal Court declared this airline’s bankruptcy on March 20, 2009, which could further affect its financial conditions and its ability to repay us.

The amounts mentioned above do not include interest.  Since most of these airlines are facing insolvency proceedings and other difficulties, there can be no assurance that we will be successful in the recovery of the amounts these airlines owe us.

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

DIVIDENDS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation).  Our legal reserve fund was Ps.95.6 million at December 31, 2008 (excluding reserve amounts corresponding to 2008 net income), which represented 1% of our capital stock as of such date.

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends is determined under MFRS.  Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to us.  We are also required to allocate earnings to our legal reserve fund prior to distributing any dividend payments to our shareholders.

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

On April 3, 2008, our shareholders approved a cash dividend of Ps. 434.2 million and the use of up to Ps. 300 million to repurchase shares.  The dividend is Ps. 1.0856 per share, to be paid in four equal quarterly installments of Ps. 0.2714 per share each. Other resolutions of the Shareholders’ Meeting included: (i) ratification of the members of the Board of Directors that served from April 3, 2008 to April 23, 2009; (ii) designation of Independent Director Fernando Flores as the new Chairman of the Corporate Practices Committee (now the Special Committee responsible for Corporate Practices Functions); and (iii) modification of the Bylaws in order to strengthen corporate governance. The shareholders also agreed to postpone consideration of a proposal to modify the dividend policy to a future Extraordinary Shareholders’ Meeting.

On April 24, 2009, our shareholders approved a cash dividend of Ps. 400 million and the use of up to Ps. 400 million to repurchase shares in accordance with the share repurchase program.  The dividend is Ps. 1 per share, to be paid in four equal quarterly installments of Ps. 0.25 per share each.  Other resolutions of the Shareholders’ Meeting included: (i) ratification of all current members of the Board of Directors, and (ii) designation of Independent Director Luis Guillermo Zazueta as the new Chairman of the Committee.

Prior to September 22, 2006, we had not paid any dividends.  On September 22, 2006, prior to the effectiveness of our new dividend policy, we paid an aggregate dividend of Ps.446.7 million.  On April 27, 2007, our shareholders’ meeting approved payment of a dividend of Ps.444.1 million, which was paid in four equal quarterly installments as follows:  Ps.107.4 on July 16, 2007, Ps.107.4 on October 15, 2007, Ps.107.4 on January 15, 2008 and Ps.107.4 on April 15, 2008. On April 3, 2008, our Shareholders’ meeting approved payment of a dividend of Ps.434.2 million, which during 2009 and 2010 was paid in 4 installments of Ps.108.5 each on July 15th, October 15th, January 15Th. and April 15th, pursuant to the dividends policy.  On April 24, 2009, our Shareholders’ meeting approved payment of a dividend of Ps.400 million which shall be paid in 4 installments of Ps.0.25 each, pursuant to the dividends policy.

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

STOCK PRICE HISTORY

The following table sets forth, for the periods indicated, the high and low closing prices for (i) the ADSs on the NASDAQ in U.S. dollars and (ii) our common shares on the Mexican Stock Exchange in pesos.  For more information, see “Item 3. Key Information—Exchange Rates” for the exchange rates applicable during the periods set forth below.  The information set forth in the table below reflects actual historical amounts at the trade dates and has not been restated in constant pesos.

The annual high and low market prices for (i) the ADSs on the NASDAQ in U.S. dollars  and (ii) our common shares on the Mexican Stock Exchange in pesos since our initial public offering is as follows:

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2006
Fourth Quarter	20.85	22.31	28.45	30.18

2007
First Quarter	21.85	27.11	29.51	33.44
Second Quarter	25.78	29.50	35.42	40.18
Third Quarter	23.30	29.32	32.71	40.01
Fourth Quarter	24.49	31.00	33.23	42.21

2008
First Quarter	20.94	24.75	28.56	34.20
Second Quarter	16.58	23.98	21.51	31.72
Third Quarter	11.29	17.96	15.52	22.55
Fourth Quarter	7.06	11.60	12.29	19.25

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
December, 2008	8.15	11.10	14.06	19.25
January, 2009	7.74	11.36	13.96	19.30
February, 2009	7.20	8.89	13.87	16.00
March, 2009	6.52	7.54	12.53	13.41
April, 2009	7.37	8.83	12.77	14.68
May, 2009	8.45	9.62	14.46	15.75
_______________________________
(1)	8 Series B shares per ADR.
Sources: Mexican Stock Exchange and the NASDAQ.

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

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange.  Deferred settlement, even if by mutual agreement, is not permitted without the approval of the CNBV.  Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Instituto para el Deposito de Valores, a privately owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for Mexican Stock Exchange transactions, eliminating the need for the physical transfer of shares.

The Mexican Stock Exchange is one of Latin America’s largest exchanges in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets, and therefore subject to greater volatility.

As of December 31, 2008, 125 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2008, the ten most actively traded equity issues (excluding banks) represented approximately 75% of the total volume of equity issues traded on the Mexican Stock Exchange.  Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in Mexico.

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

•
subject to the recommendation of the Special Committee responsible for Corporate Practices Functions, among other matters (i) the guidelines for the use or enjoyment of the goods that are part of our patrimony or that of our subsidiaries, by any related party, (ii) any transaction with related parties, subject to certain limited exceptions, (iii) the authorization for any member of our board, relevant officers or person with power of command, to take advantage of business opportunities for his own benefit or for the benefit of third parties, that originally corresponded to us or the companies under our control or in which we have a significant influence, and that exceed the limits set forth under item (iii) of the next paragraph, and (iv) the establishment of guidelines for the appointment and compensation of executive officers, which must be consistent with the guidelines established in the Technical Assistance Agreement;

•
subject to the recommendation of the Special Committee responsible for Audit Functions, among other matters (i) our financial statements and those of our subsidiaries, (ii) subject to certain limited exceptions, the acquisition and alienation by us, of our own stock, (iii) the guidelines for the granting of loans or any type of credits or guarantees to any related party, (iv) the guidelines regarding our internal controls, internal audits and those of our subsidiaries, (v) our accounting policies, including adjustments to our accounting principles to conform to or recognize those issued by the Commission, (vi) the hiring and termination of our external auditors, and (vii) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or U.S.$20 million, or (b) the giving of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of our consolidated assets, U.S.$40 million or in excess of the debt level set forth in the annual business plan, which must not exceed a 50% debt to capital ratio;

•	the appointment and delegation of responsibilities, the creation of new committees or changing the responsibilities assigned to existing committees;

•
the appointment of members of the Special Committee responsible for Corporate Practices and for Audit Functions; with the understanding that at least one of its members shall be appointed from those proposed by the members of the board appointed by the holders of Series BB shares;

•	proposals to the shareholders’ meetings regarding (a) our dividend policy and (b) the use of our earnings;

•	subject to certain conditions, the appointment of provisional members of the board, without the need for a shareholders’ meeting;

•	public tender offers;

•
the presentation at a general ordinary shareholders’ meeting of any of the following agenda items: (i) the annual reports of the Special Committee responsible for the Audit and the Corporate Practices Functions, (ii) the annual report given by the chief executive officer, the opinion of the external auditor and the opinion of the board on the content of such report, (iii) the report containing the main accounting and information guidelines used for the preparation of our financial information, and (iv) the report on the operations and activities in which the board had intervened pursuant to the Mexican Securities Market Law;

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of May 29, 2009:

Capital Stock

	As of May 29, 2009
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

Shareholders’ meetings are required to be held in our corporate domicile, which is Mexico City.  Calls for shareholders’ meetings must be made by the Chairman, the Secretary, two members of the Board of Directors, the Special Committee responsible for Audit and Corporate Practices Functions.  Any shareholder or group of shareholders representing at least 10% of our capital stock has the right to request that the president of the Board of Directors, the Special Committee responsible for Audit and Corporate Practices Functions calls a shareholders’ meeting to discuss the matters indicated in the relevant request.  If the president of the Board of Directors, the Special Committee responsible for Audit and Corporate Practices Functions fails to call a meeting within 15 calendar days following receipt of the request, the shareholder or group of shareholders representing at least 10% of our capital stock may request that the call be made by a competent court.

Calls for shareholders’ meetings must be published in the Official Gazette of the Federation or in one newspaper of general circulation in Mexico City at least 15 calendar days prior to the date of the meeting.  Each call must set forth the place, date and time of the meeting and the matters to be addressed.  Calls must be signed by whoever makes them, provided that calls made by the Board of Directors, the Special Committee responsible for Audit and Corporate Practices Functions must be signed by the Chairman, the Secretary or a special delegate appointed by the Board of Directors, the Special Committee responsible for Audit and Corporate Practices Functions for that purpose.  Shareholders’ meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing our capital are duly represented.

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

Series BB shares may only be transferred after conversion into Series B shares, and are subject to the following rules:

•
SETA was required to retain at least 51% of its Series BB shares until June 14, 2007. Since June 14, 2007, SETA is free to sell in any year up to one eighth of such 51% interest in Series BB shares. To date, SETA has not elected to transfer any such shares.

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

The duty of loyalty requires our directors to preserve confidential information received in connection with the performance of their duties and to abstain from discussing or voting on matters in which they have a conflict of interest.  In addition, the duty of loyalty is violated if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the Board of Directors, a director usurps a corporate opportunity.  The duty of loyalty is also violated by (i) failing to disclose to the Special Committee responsible for Audit Functions or the external auditors any irregularities that the director encounters in the performance of his or her duties or (ii) disclosing information that is false or misleading or omitting to record any transaction in our records that could affect our financial statements.  Directors are liable for damages and losses caused to us and our subsidiaries for violations of this duty of loyalty.  This liability also extends to damages and losses caused as a result of benefits obtained by the director or directors or third parties, as a result of actions of such directors.

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

Information to Shareholders

The Mexican General Law on Business Corporations establishes that companies, acting through their boards of directors, must annually present a report at a shareholder’s meeting that includes the following:

•	a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects;

•	a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information;

•	a statement of the financial condition of the company at the end of the fiscal year;

•	a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year;

•	the notes which are required to complete or clarify the above mentioned information; and

•	the report prepared by the Special Committee responsible for the Audit Functions with respect to the accuracy and reasonability of the above mentioned information presented by the Board of Directors.

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

Independent Directors

The Mexican Securities Market Law requires that 25% of the directors of Mexican public companies be independent.  Pursuant to the rules and regulations of The NASDAQ National Market, foreign companies subject to reporting requirements under the U.S. federal securities laws and listed on the NASDAQ National Market must maintain a committee responsible for Audit Functions comprised entirely of independent directors as defined in the U.S. federal securities laws.

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

Under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts.  Delaware law also prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:

•
prior to the date of the transaction in which the shareholder became an interested shareholder, the Board of Directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

•
at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the Board of Directors and authorized at a shareholders’ meeting by at least 66 2/3 % of the voting stock, which is not owned by the interested shareholder.

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

Calling of Special Shareholders’ Meetings

Under Mexican law and our bylaws, a shareholders’ meeting may be called by the Board of Directors, any two directors, the chairman, the secretary, the Special Committee responsible for Audit and Corporate Practices Functions.  Any shareholder or group of shareholders with voting rights representing at least 10% of our capital stock may request that the chairman of the Board of Directors, the Special Committee responsible for Audit and Corporate Practices Functions call a shareholders’ meeting to discuss the matters indicated in the written request.  If the chairman of the Board of Directors, the Special Committee responsible for Audit or Corporate Practices Functions fails to call a meeting within 15 calendar days following date of the written request, the shareholder or group of shareholders may request that a competent court call the meeting.  A single shareholder may call a shareholders’ meeting if no meeting has been held for two consecutive years or if matters to be dealt with at an ordinary shareholders’ meeting have not been considered.

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

We are a party to a participation agreement with SETA and the Ministry of Communications and Transportation that establishes the framework for several other agreements to which we are a party.  See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements relating to SETA.”

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States, and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The ADSs are listed on the NASDAQ, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 and 2008 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year.

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

Our principal exchange rate risk involves changes in the value of the peso relative to the dollar.  Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month.  In 2006, 2007 and 2008, approximately 16.2%, 14.6% and 14.0%, respectively, of our consolidated revenues were derived from passenger charges for international passengers.  Substantially all of our other revenues are denominated in pesos.  We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the technical assistance fee, to the extent paid based on the fixed minimum annual payment).  Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2008, we estimate that our revenues would have increased by Ps. 27.4 million.

As of December 31, 2006, 2007 and 2008, 22.6%, 15.4% and 1.2%, respectively, of our cash and cash equivalents were denominated in dollars.  Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2008, we estimate that the value of our cash and cash equivalents would have increased by Ps. 0.3 million.

We did not have any foreign currency indebtedness at December 31, 2006 and 2007.  As of December 31, 2008, we incurred in foreign currency indebtedness contracts of 22.8 million U.S. dollars.  Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2008, we estimate that the value of our liability would have increased by Ps. 31.5 million and will result in a foreign exchange loss for such amount.

At December 31, 2006, 2007 and 2008, we did not have any outstanding forward foreign exchange contracts or other derivative contracts.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2008.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2008, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2008.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework.

Based on our assessment and those criteria, our management believes that our company maintained effective internal control over financial reporting as of December 31, 2008.

(c)	Report of Independent Registered Public Accounting Firm

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

To the Board of Directors and Stockholders of

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.:

We have audited the internal control over financial reporting, of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated May 7, 2009 expressed an unqualified opinion on those financial statements based on our audit and includes explanatory paragraphs regarding (1) the adoption of new Mexican financial reporting standards NIF B-2, Cash Flow Statement, NIF B-10, Effects of Inflation, NIF D-3, “Employee Benefits,” and NIF D-4 , “Income Taxes,” (2) the nature and effect of differences between Mexican financial reporting standards and accounting principles generally accepted in the United States of America and (3) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 22 to such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

/s/ Alejandra Villagómez García

C.P.C. Alejandra Villagómez García

Monterrey, México

May 7, 2009

(d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, or internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Special Committee responsible for Audit Functions’ Financial Expert

Our Board of Director has determined that Mr. Luis Guillermo Zazueta, a member of our Committee responsible for the Audit Functions, qualifies as an “audit committee financial expert” and as independent within the meaning of this 16A. The shareholders’ meeting of April 3, 2008 ratified Mr. Luis Guillermo Zazueta, as the independent director required by the Mexican Securities Market Law and applicable NASDAQ listing standards, as an “audit committee financial expert” within the meaning of this Item 16A.  See “Item 6. Directors, Senior Management and Employees—Directors.”

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu (Deloitte), during the fiscal years ended December 31, 2007 and 2008:

	2007	2008
Audit fees	6,000	4,956
Audit-related fees	1,490	0
Tax fees	546	465
Other fees	1,237	1,225
Total fees	9,273	6,646

Audit fees in the above table are the aggregate fees billed by Deloitte in connection with audits of both our consolidated financial statements and those financial statements of our subsidiaries and other statutory audit reports.

Tax fees in the above table are fees billed by Deloitte for tax compliance.

Other fees in the above table are fees billed by Deloitte in connection with social security annual compliance review, Sarbanes-Oxley compliance and a Technical Assistance Agreement compliance report.

Audit Committee Pre-Approval Policies and Procedures

Our Special Committee responsible for Audit Functions expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

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

Shares repurchased by OMA pursuant to the share repurchase program

2008	(a) Total number of shares purchased	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs (1)	(d) Maximum number of shares that may yet be purchased under the plans or programs (1)
January 1-31	10,200	33.90	10,200	N/A
February 1-29	0	N/A	0	N/A
March 1-31	0	N/A	0	N/A
April 1-30	1,164,800	28.96	1,164,800	N/A
May 1-31	244,800	26.04	244,800	N/A
June 1-30	0	N/A	0	N/A
July 1-31	0	N/A	0	N/A
August 1-31	20,000	19.85	20,000	N/A
September 1-30	210,000	17.85	210,000	N/A
October 1-31	168,800	15.49	168,800	N/A
November 1-30	(1,617,300)	14.02	(1,617,300)	N/A
December 1-31	1,920,100	15.00	1,920,100	N/A
2008 Total	2,121,400		2,121,400

Shares purchased by Aeroinvest

2008	(a) Total number of shares purchased	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	0		N/A	N/A
February 1-29	0		N/A	N/A
March 1-31	0		N/A	N/A
April 1-30	97,000	30.84	N/A	N/A
May 1-31	571,100	25.89	N/A	N/A
June 1-30	1,350,700	23.54	N/A	N/A
July 1-31	268,500	21.35	N/A	N/A
August 1-31	472,400	20.34	N/A	N/A
September 1-30	1,006,800	17.65	N/A	N/A
October 1-31	2,734,900	13.78	N/A	N/A
November 1-30	2,899,400	14.14	N/A	N/A
December 1-31	343,300	14.12	N/A	N/A
2008 Total	9,744,100	17.85	N/A	N/A

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-42, incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of OMA.

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

4.11	Lease Agreement among Aereopuerto Internacional de la Ciudad de Mexico S.A. de C.V. and Consorcio Grupo Hotelero T2 S.A. de C.V. dated as of March 22, 2007.*

8.1	List of subsidiaries of OMA (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

Exhibit No.	Description

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007).

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

13.1	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
_________
*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

By:/s/ Víctor Humberto Bravo Martín
Name: Víctor Humberto Bravo Martín
Title: Chief Financial Officer

Dated:  June 11, 2009

Consolidated Financial Statements
for Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
and Subsidiaries

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries
(Subsidiary of Aeroinvest, S.A. de C.V.)
Consolidated Financial Statements for the Years Ended December 31, 2008, 2007 and 2006, and Report of Independent Registered Public Accounting Firm Dated May 7, 2009

Report of Independent Registered Public Accounting Firm To the Board of Directors and Stockholders of Grupo Aeroportuario del Centro Norte, S.A.B de C.V.:

We have audited the accompanying consolidated balance sheet of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of income, changes in stockholders’ equity and of cash flows for the year then ended, as well as the consolidated balance sheet as of December 31, 2007 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the two years in the period ended December 31, 2007, all expressed in millions of Mexican pesos. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As disclose in Note 3 to the accompanying financial statements, beginning on January 1, 2008, the Company adopted the following new financial reporting standards: NIF B-2, “Statement of Cash Flows”, NIF B-10, “Effects of Inflation”, NIF D-3, “Employee Benefits”, and NIF D-4, “Income Taxes”, issued by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF).

In our opinion, based on our audits, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and changes in their stockholders’ equity for each of the three years in the period ended December 31, 2008, their cash flows for the year ended December 31, 2008 and changes in their financial position for each of the two years in the period ended December 31, 2007, in conformity with Mexican financial reporting standards.

Mexican financial reporting standards vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 7, 2009 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. A. Alejandra Villagómez García
Monterrey, N.L., Mexico
May 7, 2009

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Balance Sheets
At December 31, 2008 and 2007
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.))

	2008 (Convenience Translation; See Note 2)	2008		2007
Assets
Current assets:
Cash and cash equivalents (Note 4)	$18,613	Ps.	257,420	Ps.	1,756,704
Trade accounts receivable – net (Note 5)	28,096		388,565		260,600
Recoverable taxes	18,388		254,312		34,968
Other current assets	2,126		29,398		31,785
Total current assets	67,223		929,695		2,084,057
Property, machinery and equipment – net (Note 6)	139,960		1,935,641		316,947
Investment in airport concessions – net (Note 7)	502,893		6,955,015		6,722,876
Other assets – net	3,104		42,931		10,508
Total	$713,180		$9,863,282		$9,134,388
Liabilities and stockholders’ equity
Current liabilities:
Short term debt	$9,462	Ps.	130,863	Ps.	-
Trade accounts payable	28,540		394,706		56,031
Accrued expenses and taxes payable	14,646		202,556		89,227
Accounts payable to related parties (Note 11)	23,389		323,472		148,577
Advances from customers	287		3,967		2,301
Dividends payable	6,568		90,841		101,613
Statutory employee profit sharing	205		2,838		9,347
Total current liabilities	83,097		1,149,243		407,096
Guarantee deposits	1,479		20,461		19,477
Employee benefits (Note 8)	1,692		23,402		41,843
Deferred statutory employee profit sharing (Note 12)			-		104,230
Deferred income taxes (Note 13)	82,460		1,140,416		1,087,400
Total liabilities	168,728		2,333,522		1,660,046
Commitments and contingencies (Notes 7, 14 and 15)
Stockholders’ equity (Note 9):
Capital stock – nominal value	314,994		4,356,361		4,379,741
Restatement for inflation of capital stock	127,153		1,758,524		1,768,157
Additional paid in capital	2,154		29,785		29,785
Retained earnings	75,976		1,050,745		664,312
Reserve for repurchase of shares	24,091		333,186		353,518
Additional liability for employee benefits			-		4,968
Cumulative initial effect of deferred income taxes			-		273,861
Minority interest	84		1,159		-
Total stockholders’ equity	544,452		7,529,760		7,474,342
Total	$713,180	Ps.	9,863,282	Ps.	9,134,388

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Income
For the years ended December 31, 2008, 2007 and 2006
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.), except share and per share data)

	2008 (Convenience Translation; See Note 2)	2008		2007		2006
Revenues (Note 17):
Aeronautical services	$116,934	Ps.	1,617,195	Ps.	1,549,827	Ps.	1,370,968
Non-aeronautical services	26,846		371,281		347,526		316,343
	143,780		1,988,476		1,897,353		1,687,311
Operating costs:
Cost of services (Note 18)	33,176		458,820		420,777		397,465
General and administrative expenses	23,017		318,323		256,730		237,475
Concession taxes (Note 11)	7,349		101,642		98,307		84,635
Technical assistance fees (Note 11)	4,020		55,604		57,416		49,541
Depreciation and amortization	26,516		366,719		336,202		292,096
	94,078		1,301,108		1,169,432		1,061,212
Income from operations	49,702		687,368		727,921		626,099
Other income (expenses) – net (Note 12)	7,577		104,792		(7,584)		(30,679)
Net comprehensive financing income (cost):
Interest income – net	4,567		63,167		126,660		133,449
Exchange (loss) gain – net	(5,395)		(74,618)		11,905		12,446
Monetary position loss			-		(42,347)		(75,567)
	(828)		(11,451)		96,218		70,328
Income before income taxes	56,451		780,709		816,555		665,748
Current income tax expense (Note 13)	13,052		180,504		187,248		112,784
Deferred income tax (benefit) expense (Note 13)	(2,427)		(33,571)		(475,744)		83,727
Current business flat tax expense (Note 13)	389		5,385		-		-
Deferred business flat tax expense (Note 13)	6,261		86,588		1,073,859
Consolidated net income	$39,176	Ps.	541,803	Ps.	31,192	Ps.	469,237
Majority net income	$39,179	Ps.	541,844	Ps.	31,192	Ps.	469,237
Minority net income	(3)		(41)		-		-
Consolidated net income	$39,176	Ps.	541,803	Ps.	31,192	Ps.	469,237
Weighted average number of common shares outstanding (Note 9)	396,284,313		396,284,313		399,611,578		395,173,149
Basic and diluted earnings per share	$0.0989	Ps.	1.3672	Ps.	0.0781	Ps.	1.1874

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2008, 2007 and 2006
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.), except share data)

	Number of shares	Capital stock				Additional paid-in capital		Retained earnings		Reserve for repurchase of shares		Additional liability for employee benefits		Minority Interest		Cumulative initial effect of deferred income taxes		Total stockholders’ equity
		Nominal value		Restatement for inflation of capital stock
Balances as of January 1, 2006	392,000,000	Ps.	4,320,278	Ps.	1,773,715	Ps.	-	Ps.	1,479,197	Ps.	-	Ps.	-	Ps.	-	Ps.	273,861	Ps.	7,847,051
Dividends declared (Ps.1.1167 per share)	-		-		-		-		(446,689)		-		-		-		-		(446,689)
Issuance of common stock	8,000,000		88,169		6,270		-		-		-		-		-		-		94,439
Additional paid in capital	-		-		-		29,785		-		-		-		-		-		29,785
Comprehensive income	-		-		-		-		469,237		-		(11,872)		-		-		457,365
Balances as of December 31, 2006	400,000,000		4,408,447		1,779,985		29,785		1,501,745		-		(11,872)		-		273,861		7,981,951
Dividends declared (Ps.1.1103 per share	-		-		-		-		(444,125)		-		-		-		-		(444,125)
Capitalization approved by shareholders	-		-		-		-		(11,872)		-		11,872		-		-		-
Reserve for repurchase of shares	(2,604,700)		(28,706)		(11,828)		-		(412,628)		353,518		-		-		-		(99,644)
Comprehensive income	-		-		-		-		31,192		-		4,968				-		36,160
Balances as of December 31, 2007	397,395,300		4,379,741		1,768,157		29,785		664,312		353,518		4,968		-		273,861		7,474,342
Dividends declared (Ps.1.0856 per share)	-		-		-		-		(434,240)		-		-		-		-		(434,240)
Reserve for repurchase of shares	(2,121,400)		(23,380)		(9,633)		-		-		(20,332)		-		-		-		(53,345)
Reclassification of the cumulative initial effect of deferred income taxes and the effect of additional liability for employee benefits	-		-		-		-		278,829		-		(4,968)		-		(273,861)		-
Increase of minority interest	-		-		-		-		-		-		-		1,200		-		1,200
Net income	-		-		-		-		541,844		-		-		(41)		-		541,803
Balances as of December 31, 2008	395,273,900	Ps.	4,356,361	Ps.	1,758,524	Ps.	29,785	Ps.	1,050,745	Ps.	333,186	Ps.	-	Ps.	1,159	Ps.	-	Ps.	7,529,760

		Capital stock
	Number of shares	Nominal value	Restatement for inflation of capital stock	Additional paid-in capital	Retained earnings	Reserve for repurchase of shares	Additional liability for employee benefits	Minority Interest	Cumulative initial effect of deferred income taxes	Total stockholders’ equity

Balances as of December 31, 2007 (Convenience translation; Note 2)	397,395,300	$316,684	$127,849	$2,154	$48,034	$25,562	$359	$-	$19,802	$540,444
Dividends declared ($0.0784 per share)	-	-	-	-	(31,398)	-	-	-	-	(31,398)
Reserve for repurchase of shares	(2,121,400)	(1,690)	(696)	-	-	(1,471)	-	-	-	(3,857)
Reclassification of the cumulative initial effect of deferred income taxes and the effect of additional liability for employee benefits	-	-	-	-	20,161	-	(359)	-	(19,802)	-
Increase of minority interest	-	-	-	-	-	-	-	87	-	87
Comprehensive income	-	-	-	-	39,179	-	-	(3)	-	39,176
Balances as of December 31, 2008	395,273,900	$314,994	$127,153	$2,154	$75,976	$24,091	$-	$84	$-	$544,452

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows
For the year ended December 31, 2008
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.))

	2008 (Convenience Translation; See Note 2)	2008
Operating activities:
Income before income taxes	$56,451	Ps.	780,709
Items related to investment activities:
Depreciation and amortization	26,516		366,719
Interest income	(4,759)		(65,813)
Items related to financing activities:
Interest expense	191		2,646
Exchange loss	4,905		67,835
	83,304		1,152,096
(Increase) decrease in:
Trade accounts receivables	(9,253)		(127,965)
Recoverable taxes	(19,835)		(274,323)
Other receivables	173		2,387
(Increase) decrease in:
Trade accounts payable	(837)		(11,574)
Accrued expenses and taxes	(2,957)		(40,896)
Accounts payable to related parties	11,432		158,101
Advances from customers	120		1,666
Guarantee deposits	71		984
Employee benefits	(1,032)		(14,273)
Employee profit sharing	(471)		(6,509)
Deferred statutory employee profit sharing	(7,537)		(104,230)
Net cash provided by operating activities	53,178		735,464
Investing activities:
Payments for purchase of land, machinery and equipment	(99,464)		(1,375,586)
Payments for improvements to concessioned properties	(40,369)		(558,310)
Other investing activities	(1,050)		(14,519)
Interest collected	4,759		65,813
Net cash used in investing activities	(136,124)		(1,882,602)
Cash required before net cash used in financing activities	(82,946)		(1,147,138)
Financing activities:
Proceeds from short term debt	9,463		130,863
Minority interest	87		1,200
Interest paid	(191)		(2,646)
Dividends paid	(30,963)		(428,218)
Repurchase of shares	(3,857)		(53,345)
Net cash used in financing activities	(25,461)		(352,146)
Net decrease in cash and cash equivalents	(108,407)		(1,499,284)
Cash and cash equivalents at beginning of year	127,020		1,756,704
Cash and cash equivalents at end of year	$18,613	Ps.	257,420

See accompanying notes to consolidated financial statements

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2007 and 2006
(In thousands Mexican pesos (Ps.))

	2007		2006
Operating activities:
Net income	Ps.	31,192	Ps.	469,237
Items that did not require (generate) resources:
Depreciation and amortization		336,202		292,096
Employee benefits – net		5,313		7,457
Deferred statutory employee profit sharing		(6,112)		27,990
Deferred income tax		552,985		81,087
		919,580		877,867
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable – net		(9,271)		(114,510)
Accounts receivable from Consorcio Aeroméxico, S.A. de C.V., a related party		-		91,136
Recoverable taxes		96,380		(96,749)
Other current assets		55,815		(64,496)
Increase (decrease) in:
Trade accounts payable		(13,407)		(2,900)
Accrued expenses and taxes		29,611		23,266
Accounts payable to related parties		384		8,457
Advances from customers		(9,046)		(7,306)
Guarantee deposits		125		6,938
Employee profit sharing		417		7,387
Net resources generated by operating activities		1,070,588		729,090
Financing activities:
Dividends paid		(229,224)		(446,689)
Issuance of common stock		-		123,124
Repurchase of shares		(99,644)		-
Additional paid-capital		-		1,100
Net resources used in investing activities		(328,868)		(322,465)

Investing activities – Additions to property, property, machinery, equipment and improvements to concessioned properties		(658,010)		(440,235)
Cash and cash equivalents:
Net increase (decrease)		83,710		(33,610)
Balance at beginning of year		1,672,994		1,706,604
Balance at end of year	Ps.	1,756,704	Ps.	1,672,994

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps., except share and per share data)

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

Revenues generated by aeronautical services are under a price regulation system administered by the SCT for airport concessions, which establishes a maximum rate (“TM”) for each year in a five-year period.  The TM is the maximum amount of revenue per “work load unit” that may be earned at an airport each year from regulated sources.  .

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

The value of the concessions of Ps. 5,813,656 (Ps. 3,962,405 historical pesos) was determined by the Mexican government on June 2, 2000, the date on which Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), the Company’s strategic partner, acquired 15% of the Company.

On November 29, 2006, the Company carried out an initial public offering (“IPO”) under which the Mexican government sold its 48% participation in the Series B shares of the Company (including the exercise of the over allotment option) on the Mexican Stock Exchange and the NASDAQ Global Select Market.  A total of 192,080,000 shares were sold.  The Company did not receive any proceeds from the IPO.  As of December 31, 2008, 41% of the Company’s capital is owned by the public, 54.7% is held directly by Aeroinvest the majority shareholder of SETA, and 4.3 % is owned by Aérports de Paris Management, S.A. (ADP).

On October 2, 2006, the Company’s shareholders approved a 1-for-14.69482276 reverse stock split of the Company’s outstanding common stock, reducing the number of shares outstanding at such date from 5,877,929,102 shares to 400,000,000 shares.

On August 28, 2006, the Company’s shareholders approved the issuance of 8,000,000 Series “B” shares increasing the number of shares outstanding at such date from 392,000,000 shares to 400,000,000 shares.  On September 5, 2006, SETA acquired such shares through the exercise of a stock option at a price per share of $1.3527 (Ps.14.6735).

The option of the 36% of Series “B” shares was assigned to and exercised by Aeroinvest during December 2005 at an exercise price per share of $1.4404 (Ps.15.3449).

Significant events:

In October 2008, the Company acquired 90% of the common stock shares of Consorcio Grupo Hotelero T2, S.A. de C.V, (Consorcio).  This entity held a lease agreement with the Mexico City International Airport to construct and operate a five-star hotel and commercial premises at the Mexico City Airport Terminal 2.  The partner operating the hotel is Nacional Hispana Hoteles, S.R.L de C.V., (“NH Hoteles”), with a 10% partnership interest.  Operations are scheduled to begin in the third quarter of 2009.

On October 1, 2007, the Business Flat Tax Law (“IETU Law”) was enacted and went into effect on January 1, 2008.  IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU Law, less certain authorized deductions.  IETU payable is calculated by subtracting certain tax credits from the tax determined.  Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008.  The IETU Law establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010. Therefore, as of December 31, 2007, the Company recorded a deferred IETU liability of Ps. 1,073,859, and cancelled the deferred corporate income tax (“ISR”) liability of Ps. 597,506, recognizing the net effect in the statement of income of Ps. 476,353. The impact of the IETU on the Company’s deferred tax balances did not affect the Company’s cash flows.

2.	Basis of presentation and consolidation

Basis of presentation – The accompanying consolidated financial statements of GACN and Subsidiaries have been prepared in conformity with Mexican Financial Reporting Standards.

Monetary unit of the financial statements – The financial statements and notes as of December 31, 2008 and for the year then ended, include balances and transactions denominated in Mexican pesos of different purchasing power, while those as of and for the years ended December 31, 2007 and 2006 are presented in Mexican pesos of purchasing power of December 31, 2007.

Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.  These consolidated financial statements are presented in accordance with Mexican Financial Reporting Standards (“MFRS”, individually referred to as Normas de Información Financiera or “NIFs”).  Certain accounting practices applied by the Company vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).  See Note 22 for a discussion of such differences and for a reconciliation of the Company’s financial statements between MFRS and U.S. GAAP.

Convenience translation – The consolidated financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates.  The translations of Mexican peso amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of 13.83 Mexican pesos to one U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2008.  Such translations should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future, be converted into U.S. dollars at that rate or any other rate.

Basis of consolidation –The consolidated financial statements include the financial statements of GACN and those of the subsidiaries where the Company has either over 50% of the voting common stock or effective control  All significant intercompany balances, transactions and investments have been eliminated in the accompanying consolidated financial statements.

The subsidiaries which financial statements are consolidated with those of GACN are as follows:

Aeropuerto de Acapulco, S.A. de C.V.	100%
Aeropuerto de Ciudad Juárez, S.A. de C.V.	100%
Aeropuerto de Culiacán, S.A. de C.V.	100%
Aeropuerto de Chihuahua, S.A. de C.V.	100%
Aeropuerto de Durango, S.A. de C.V.	100%
Aeropuerto de Mazatlán, S.A. de C.V.	100%
Aeropuerto de Monterrey, S.A. de C.V.	100%
Aeropuerto de Reynosa, S.A. de C.V.	100%
Aeropuerto de San Luis Potosí, S.A. de C.V.	100%
Aeropuerto de Tampico, S.A. de C.V.	100%
Aeropuerto de Torreón, S.A. de C.V.	100%
Aeropuerto de Zacatecas, S.A. de C.V.	100%
Aeropuerto de Zihuatanejo, S.A. de C.V.	100%
Servicios Aeroportuarios del Centro Norte, S.A. de C.V. (“SACN”)	100%
Operadora de Aeropuertos del Centro Norte, S.A. de C.V. (“OACN”)	100	% (1)
Holding Consorcio Grupo Hotelero T2, S.A. de C.V. (“Holding”)	100	% (2)
Consorcio Grupo Hotelero T2, S.A de C.V. (“Consorcio”)	90	% (2)

(1)
This company incorporated in August 2008. The operating personnel from all the airports and related employee benefits were transferred to this company and SACN. OACN and SACN will incur PTU beginning in 2009.

(2)	In October 2008, the Company acquired the shares of Holding Consorcio Grupo Hotelero T2, S.A de C.V., which owns an equity holding of 90% in Consorcio Grupo Hotelero T2, S.A. de C.V.

Comprehensive income – Comprehensive income presented in the accompanying consolidated statements of changes in stockholders’ equity represents the Company’s total activity during each year and is comprised of the net income for the year, plus other comprehensive income (loss) items for the same period which are presented directly in stockholders’ equity without affecting the consolidated statements of income.  In 2008 there were no other items in comprehensive income. In 2007 and 2006, the other comprehensive loss item consists of the additional liability recognized for labor obligations.

Classification of costs and expenses – Costs and expenses presented in the consolidated statements of operations were classified according to their function due to the various business activities of the subsidiaries.  Consequently, cost of services is presented separately from other costs and expenses.

Income from operations – Income from operations is the result of subtracting cost of sales and general expenses from net sales.  While NIF B-3, “Income Statements”, does not require inclusion of this line item in the consolidated statements of income, it has been included for a better understanding of the Company’s economic and financial performance.

Reclassifications –As of December 31, 2007, the Company presented in separate items in the consolidated balance sheet the right to use airport facilities, airport concessions, and improvements to concessioned properties assets. Beginning in 2008, they are presented in one sole line under the investment in airport concessions line item, and disclosed separately in the notes to the financial statements. The consolidated financial statements for the year ended December 31, 2007 have been grouped in a similar manner to conform their presentation with that used in 2008.

Additionally, for the year ended December 31, 2008, capital stock (nominal and restated) and additional paid-in stock were reclassified. The consolidated balance sheet as of December 31, 2007 and the statements of changes in stockholders’ equity for the years ended December 31, 2007 and 2006 were reclassified to conform to the presentation used in 2008.

3.	Summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with MFRS, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates.  The Company’s management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances.  The significant accounting policies of the Company are as follows:

a.	New accounting polices – Beginning January 1, 2008, the Company adopted the following NIF’s:

NIF B-2, Statement of cash flows – This NIF establishes general rules for the presentation, structure and preparation of a cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position.  NIF B-2 requires that the statement show a company’s cash inflows and outflows during the period.  Line items should be preferably presented gross.  Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position).  In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or the indirect method; the Company elected the indirect method. According to NIF B-2, this accounting change should be recognized prospectively; consequently, the Company presents a statement of cash flows for 2008 and a statement of changes in financial position for 2007 and 2006.

NIF B-10, Effects of inflation – Considers two economic environments: a) an inflationary environment, where cumulative inflation over a three-year period is 26% or more, in which case, the effects of inflation need to be recognized and b) non-inflationary environment, where inflation is less than 26% in the same period, in which case, the effects of inflation may not be recognized in the financial statements. Also, NIF B-10 eliminates the replacement cost and specific index valuation methods for inventories and fixed assets, respectively, and requires that the cumulative gain (loss) from holding non-monetary assets if identified with realized, and those that have not been realized should be maintained in stockholders’ equity to apply it to the current earnings of the period in which the originating item is realized. As a result of the adoption of this standard, and since cumulative inflation over the three preceding years is 11.56%, the Company is in a non-inflationary environment. Therefore, the Company discontinued recognition of the effects of inflation in its consolidated financial statements beginning January 1, 2008. However, assets, liabilities and stockholders’ equity at December 31, 2008 and 2007 include restatement effects recognized through December 31, 2007.

NIF D-3, Employee benefits – Incorporates current and deferred statutory employee profit sharing (PTU) as part of its provisions and establishes that deferred PTU must be determined using the asset and liability method established in NIF D-4, Income taxes. NIF D-3 eliminates recognition of the additional liability because its determination does not incorporate a salary increase, and incorporates the career salary concept, and the amortization period of most items is reduced to five years, with the option to fully amortize it against current earnings of 2008 under other income and expense. The beginning balance of actuarial gains and losses from termination benefits was recorded against results of 2008, in other income and expense.

NIF D-4, Income taxes – This NIF relocates accounting for current and deferred PTU to NIF D-3, eliminates the permanent difference concept; clarifies and incorporates certain definitions, and requires that the balance of the initial cumulative effect of deferred income taxes be reclassified to retained earnings unless it is identified with any of the other comprehensive income (loss) items pending to be applied against current earnings. Due to the application of this standard, the Company reclassified the initial cumulative effect of deferred income taxes to retained earnings.

b.	Recognition of the effects of inflation – As mentioned in a) above, beginning January 1, 2008, the Company discontinued recognition of the effects of inflation.

Through December 31, 2007, such recognition resulted mainly in inflationary gains or losses on non-monetary and monetary items that are presented in the financial statements under the caption monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation and is calculated by applying National Consumer Price Index (“NCPI”) factors to monthly net monetary position. Losses result from maintaining a net monetary asset position.

Inflation rates for the years ended December 31, 2008, 2007 and 2006 were 6.52%, 3.75%, and 3.33%, respectively.

c.
Cash and cash equivalents – This item mainly consists of bank deposits in checking accounts and daily investments of cash surpluses which may be immediately realized.  They are recorded at face value plus accrued yields which are recognized in results as they accrue.

d.
Property, machinery and equipments –These amounts are initially recorded at acquisition cost.  Depreciation is calculated using the straight-line method beginning with the month following the purchase date, using final restated balances, based on the estimated remaining useful lives of the related assets, as follows: Expenditures for property, machinery and equipment, including improvements that form part to the concessioned properties and that increase the value of assets by increasing their service capacity, improving their efficiency or prolonging their useful lives, are capitalized.

Total years
Machinery and equipment	10
Office furniture and equipment	10
Vehicles	4
Computers	3.3

e.
Investment in airport concessions – This item consists of the rights to use airport facilities, airport concessions and improvements to concessioned properties and represents the amount allocated by the Ministry of Communications and Transportation (SCT), to each one of the airport concessions, in addition to capitalizable improvements.

As per the independent appraisal made by an expert appraiser, the Company assigned values to airport terminals, runways, platforms and machinery.  The assets identified as such were recorded as “Rights to use airport facilities.” The improvements whose purpose is to increase the asset value, whether because their service capacity has increased, efficiency has improved or the asset has a longer useful life, are capitalized.  These investments are recorded at cost.  The balances arising from acquisitions made before January 1, 2008 are restated applying factors derived from the NCPI to such date. Depreciation and amortization are calculated using the straight line method based on the assets’ useful lives.

In those airports where the cost of the concession exceeded the appraisal value, the excess was classified as “Airport concessions”.

Airport concessions were restated until December 31, 2007 using factors derived from the NCPI to such date and are amortized using the straight-line method over fifty years, which is the length of the concession.

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

In accordance with NIF C-15 “Impairment of Long-lived Assets and their Disposal”, management considers that GACN, together with its 13 airport subsidiaries, can be considered an “independent cash generating unit”, as all formed part of the Central-North package included in the Mexican government’s bidding process.  In accordance with the terms established by the Mexican government, all of the Company’s 13 airports must be in operation, regardless of their individual results and are therefore evaluated for impairment on a consolidated basis.  For the year ended December 31, 2008, 2007 and 2006, based on the analysis performed, the Company did not recognize any impairment losses.

g.
Employee benefits– Seniority premiums and severance payments, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method using nominal rates in 2008 and inflation adjusted rates in 2007 and 2006.  Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

h.
Goodwill – Goodwill represents the excess of cost over the fair value of the subsidiary’s shares, as of the date of acquisition.  It is presented at cost and at least once a year is subject to impairment tests.

i.	Provisions – Provisions are recognized for current obligations that result from past events, that are probable to result in the use of economic resources~~,~~ and that can be reasonably estimated.

j.
Statutory employee profit sharing – Statutory employee profit sharing is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of income.  Beginning January 1, 2008, pursuant to NIF D-3 “Employee Benefits,” deferred PTU is recognized applying a 10% rate to the temporary differences that in 2008 resulted from comparing the accounting and tax basis of assets and liabilities and, in 2007, deferred PTU resulted from comparing the accounting result and income for PTU purposes.  Deferred PTU is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.  PTU is determined based on taxable income, according to Section I of Article 10 of the Income Tax Law.

k.
Income taxes– Income taxes are recorded in the results of the year in which they are incurred. Income tax (ISR) and the IETU are recorded in the results of the year they are incurred.  To recognize deferred income taxes, based on its financial projections, beginning in 2007 the Company determines whether it expects to incur ISR or IETU and accordingly recognizes deferred taxes based on the tax it expects to pay.  Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities, and including, if any, future benefits from tax loss carryforwards and certain tax credits.  Deferred tax assets are recorded only when there is a high probability of recovery.

Tax on assets (“IMPAC”) paid through 2007 that is expected to be recovered is recorded as an advanced payment of ISR and is presented in the consolidated balance sheets decreasing the deferred tax liability. The Asset Tax Law was repealed effective January 1, 2008.

l.
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

m.
Concentrations of credit risk– Financial instruments that are subject to a potential credit risk due to non–compliance by the counterparty primarily consist of cash and cash equivalents and trade receivables from the Company’s principal domestic and international airline customers.  Cash and cash equivalents are maintained in different prestigious financial institutions in Mexico and mainly refer to bank deposits and immediately realizable investments.  With respect to trade accounts receivable, to reduce its credit risk, the Company conducts periodic evaluations of the financial situation of its customers and also requests specific guarantees or advances when deemed necessary.  The Company believes that its potential credit risk is adequately covered by the allowance for doubtful accounts that it has recognized. In 2008, 2007 and 2006, approximately 9.11%, 18.8% and 18.5%, respectively, of the Company’s accounts receivable correspond to amounts due from Compañía Mexicana de Aviación, S.A. de C.V. (“Mexicana”), approximately 18.2%, 24.2% and 28.3%, respectively, correspond to amounts due from Aerovías de México, S.A. de C.V. (“Aeromexico”), and approximately 6.9%, 13.6% and 11.7%, respectively, correspond to amounts due from Consorcio Aviacsa, S.A. de C.V.   In addition, of the Company’s consolidated revenues for the years ended December 31, 2008, 2007 and 2006, approximately 8.5%, 9.3% and 10.3%, respectively, correspond to revenues generated by Mexicana, approximately 11.4%, 13.2% and 16.9%, respectively, correspond to revenues generated by Aeromexico and approximately 5.8%, 7.9% and 9.6%, respectively, correspond to revenues generated by Consorcio Aviacsa, S.A. de C.V.

n.
Revenue recognition – Revenue is generated mainly from the rendering of aeronautical services (regulated revenues), which refer to the use of the airport facilities by airlines and passengers.  Aeronautical services consist of services that generate revenues necessary for the operation and proper functioning of an airport.  These revenues are subject to a system of prices regulated by the SCT, which establishes a maximum rate for such aeronautical and complementary services provided at each airport.  Such revenues are recognized when the services are rendered.

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

o.
Earnings per share – Basic earnings per common share are calculated by dividing consolidated net income by the weighted average number of shares outstanding during the year.  The Company does not have diluted securities for purposes of MFRS; therefore basic and diluted earnings per share are the same.

4.	Cash and cash equivalents

	2008		2007

Cash equivalents	Ps.	232,090	Ps.	1,736,046
Cash		25,330		20,658
	Ps.	257,420	Ps.	1,756,704

5.	Trade accounts receivable

	2008		2007

Accounts receivable	Ps.	426,998	Ps.	269,894
Allowance for doubtful accounts		(38,433)		(9,294)
	Ps.	388,565	Ps.	260,600

Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

Accounts receivable includes balances invoiced to domestic and international airlines for passenger charges at December 31, 2008 and 2007, amounting to Ps.354,866 and  Ps.267,400, respectively.

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

6.	Property, machinery and equipment

	2008		2007

Land	Ps.	1,578,123	Ps.	122,219
Machinery and equipment		287,631		247,354
Office furniture and equipment		50,737		49,906
Vehicles		122,161		117,499
Computers		22,596		21,583
		2,061,248		558,561
Accumulated depreciation and amortization		(267,993)		(241,614)
		1,793,255		316,947
Construction in-progress		142,386		-
	Ps.	1,935,641	Ps.	316,947

Depreciation for the years ended December 31, 2008, 2007 and 2006 related to machinery and equipment was Ps.39,306, Ps.33,603 and Ps.28,257, respectively.  In addition, for the years ended December 31, 2008, 2007 and 2006, the Company incurred Ps.1,243, Ps.8,388 and Ps.8,090, respectively related to the amortization of other assets.

Construction in-progress refers mainly to the construction of the hotel located in the Terminal 2 del AICM.  As part of its strategic investments, in 2008 territorial reserves were purchased to develop and expand the Company’s key airports.

7.	Investment in airport concessions

The investment in airport concessions is comprised of the improvements to concessioned properties, the rights to use the airport facilities and the airport concessions. As described in Note 3 e., effective January 1, 2003, the total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the net replacement value of the assets determined by an independent appraiser; at any airport concession where the cost exceeded the appraised value, such excess was recognized within the airport concessions caption.  The allocation was determined as set forth below:

			Period of Remaining Amortization in Years
Cost of the concession from the SCT (Note 1 and 3e.)	Ps.	5,813,656
Appraised amount assigned to:
Rights to use airport facilities:
Runways, aprons and platforms	Ps.	1,528,878	26
Buildings		1,002,794	28
Other infrastructure		349,935	20
Land		2,043,447	41
		4,925,054
Airport concessions		888,602	41
Total cost	Ps.	5,813,656

Amortization of the concessioned properties improvements is calculated using the straight-line method beginning in the month after the date they are acquired, based on the assets’ estimated useful lives, which vary from 8 to 20 years.

As of December 31, 2008 and 2007, the net values of the rights to use the airport facilities, airport concessions and improvements to concessioned properties consist of the following:

	2008	2007
Rights to use airport facilities	4,925,054	4,925,054
Less – Accumulated amortization	(1,050,544)	(924,664)
	3,874,510	4,000,390
	2008	2007
Airport concessions	888,602	888,602
Less – Accumulated amortization	(159,947)	(142,176)
	728,655	746,426
	2008	2007
Improvements to concessioned properties	2,990,390	2,432,192
Less – Accumulated amortization	(638,540)	(456,132)
	2,351,850	1,976,060
Total investment in airport concessions	6,955,015	6,722,876

As of December 31, 2008 and 2007, as part of the concessioned properties improvements, there is construction-in-process amounting to Ps. 475,939 and Ps. 330,100, respectively.  As of December 31, construction-in-process refers mainly to the Monterrey Airport’s Terminal B.

Amortization for rights to use the airport facilities and airport concessions for the years ended December 31, 2008, 2007 and 2006 were Ps. 143,693 Ps. 143,617 and Ps. 143,608, respectively. Amortization for the years ended December 31, 2008, 2007 and 2006 related to improvements to concessioned properties was Ps.182,477, Ps.150,594 and Ps. 112,141, respectively.

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

•	Aeropuerto y Servicios Auxiliares (“ASA”) has the exclusive right to supply fuel at the concessionaire’s airports.

•	The concessionaire must grant free access to specific airport areas to certain Mexican government agencies, so that they may carry out their activities within the airports.

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

The Company is required to invest in fixed assets and improvements in the concessioned properties according to a five-year Master Development Program (“MDP”) established in the concession agreement The Company has the obligation to invest in fixed assets and make improvements to the concessioned assets, according to the Master Development Program (PMD), which foresees regulated investments and the security system for screening luggage.  The total investment is Ps. 2,484,917 (Ps. 1,890,102 historical pesos of purchasing power of September 2004) and represents the investment to be made from 2006 to 2010.  The amount to be invested, as per the PMD is Ps.1,152,080, which considers that part of the investment planned for the luggage review system of Ps.529,172 will be made in 2009 and will be finished in 2010.

The amount per year is shown below:

Year	Amount
2009	Ps.	505,733
2010		646,347
	Ps.	1,152,080

As discussed in Note 11, Article 232-A of the Federal Duties Law establishes the obligation of the Company, as a concessionaire or holder of permits authorizing the use, enjoyment and development of public domain properties assigned to render public services, to pay taxes for such rights, equivalent to 5% of the gross revenue obtained from such use.

8.	Employee benefits

The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.

The present values of these obligations and the rates used for the calculations are:

	2008		2007

Vested benefit obligation	Ps.	(23,300)	Ps.	(34,555)
Unrecognized items:
Past service costs and changes to the plan		(2,402)		(17,076)
Prior service costs		1,197		-
Initial transition asset		711		4,683
Career wage concept		392		-
Unrecognized actuarial gains and losses		-		17,536
		(23,402)		(29,412)
(Additional liability)/intangible asset and effect on equity		-		(12,431)
Projected net liability	Ps.	(23,402)	Ps.	(41,843)

Actuarial rates used:

	2008	2007
	%	%
	(1)	(2)
Discount of projected benefit obligations at present value	8.50	4.50
Wage increase	5.50	1.50
Minimum wage increase rate	4.00	-

(1)	Nominal rates
(2)	Inflation adjusted rates

Unamortized items are applied to earnings over five years.

9.	Stockholders’ equity

a.	As of December 31, 2008, 2007 and 2006, authorized Class I shares consist of 400,000,000, of which 58,800,000 are Series “BB” and 341,200,000 Series “B”.

b.	The subscribed and paid-in capital stock at December 31, 2008, 2007 and 2006 is solely comprised of fixed capital and is represented by ordinary, registered no-par shares and is composed as follows:

	2008
	Number of shares	Historical value		Restatement effect		Restated capital stock
Fixed capital:
Series B, Class I	341,200,000	Ps.	3,763,828	Ps.	1,515,334	Ps.	5,279,162
Series BB, Class I	58,800,000		644,619		264,651		909,270
Treasury shares	(4,726,100)		(52,086)		(21,461)		(73,547)
Total	395,273,900	Ps.	4,356,361	Ps.	1,758,524	Ps.	6,114,885

	2007
	Number of shares	Historical value		Restatement effect		Restated capital stock
Fixed capital:
Series B, Class I	341,200,000	Ps.	3,763,828	Ps.	1,515,334	Ps.	5,279,162
Series BB, Class I	58,800,000		644,619		264,651		909,270
Treasury shares	(2,604,700)		(28,706)		(11,828)		(40,534)
Total	397,395,300	Ps.	4,379,741	Ps.	1,768,157	Ps.	6,147,898

	2006
	Number of shares	Historical value		Restatement effect		Restated capital stock
Fixed capital:
Series B, Class I	341,200,000	Ps.	3,763,828	Ps.	1,515,334	Ps.	5,279,162
Series BB, Class I	58,800,000		644,619		264,651		909,270
Total	400,000,000	Ps.	4,408,447	Ps.	1,779,985	Ps.	6,188,432

c.
As of December 31, 2008, the Company held in treasury shares repurchased with a cost basis of Ps.152,989. This amount is represented by 4,726,100 Series “B” shares, which appear in the Statement of Changes in Stockholders’ Equity reducing the capital stock and the reserve for the repurchase of shares in Ps.73,547 and Ps.79,442, respectively. The weighted average number of shares outstanding during the year mentioned in Note 3.o. is affected considering the dates in which shares were repurchased.  On December 31, 2008, the market value of the Company’s shares as listed on the Mexican Stock Exchange was approximately 19.25 pesos.

d.
On April 3, 2008, at the Stockholders’ Ordinary and Extraordinary General Meeting, the following  matters were approved: to increase the legal reserve by Ps. 1,560; to declare dividends of Ps. 434,240, of which a payment of  Ps. 220,922 is outstanding as of December 31, 2008.

e.
On April 27, 2007, at the Stockholders' Ordinary General Meeting, the following matters were approved:  to increase the legal reserve by Ps. 23,354; to declare dividends of Ps. 444,125; the creation of a reserve to repurchase the Company’s shares of Ps. 412,628 and the capitalization of the balance related to the additional liability for labor obligations of Ps.11,872 against retained earnings.

f.
On October 2006, the Company’s shareholders approved a 1-for-14.69482276 reverse stock split of the Company’s outstanding common shares, reducing the number of shares outstanding at such date from 5,877,929,102 shares to 400,000,000 shares.  All share, per share and option data in the accompanying consolidated financial statements and notes thereto have been retroactively restated to reflect the effects of the reverse stock split for all periods presented.

g.
On August 28, 2006, the Company’s shareholders approved the issuance of 8,000,000 Series “B” shares.  On September 5, 2007, SETA acquired such shares through the exercise of a stock option granted to it by the Company as mentioned in Note 1. Additionally, in this meeting the stockholders declared a dividend Ps.446,689.

h.
Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value in historical pesos.  The legal reserve may be capitalized but may not be distributed, except in the form of a stock dividend, unless the entity is dissolved.  The legal reserve must be replenished if it is reduced for any reason. On December 31, 2008, 2007 and 2006 the legal reserve amounted to Ps.97,085,  Ps 95,554, and Ps. 72,200  respectively.

i.
Stockholders’ equity, except restated paid-in capital and tax retained earnings will be subject to income taxes payable by the Company at the rate in effect upon distribution.  Any tax paid on such distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

The balances of the stockholders’ equity tax accounts as of December 31 are as follows:

	2008		2007
Contributed capital account	Ps.	6,214,242	Ps.	5,836,926
Net taxable income account		145,420		119,795
Reinvested net taxable income account		35,688		33,503
Total	Ps.	6,395,350	Ps.	5,990,224

10.	Foreign currency balances and transactions

As of December 31 the foreign currency monetary position in thousands of U.S. dollars is as follows:

	2008		2007
Monetary assets		$191		$24,939
Monetary liabilities		(22,788)		(3,477)
Monetary asset position		$(22,597)		$21,462
Equivalent in Mexican pesos	Ps.	(311,276)	Ps.	233,456

Transactions denominated in foreign currency in thousands of U.S. dollars for the years ended December 31 were as follows:

	2008	2007	2006
Technical assistance fee	$4,063	$5,154	$4,340
Payment of insurance policies	1,347	1,509	1,416
Payments for machinery and maintenance safety equipment	4,780	2,202	-
Professional services, fees and subscriptions public offering	684	2,866	2,358
Purchase of land	36,082	-	-
Other	583	-	-

The exchange rate of Mexican pesos per one U.S. dollar, were as follows:

	December 31,
	2008		2007
	Purchase	Sale	Purchase	Sale
Interbank	$13.6850	$13.7750	$10.8795	$10.9295

As of March 6, 2009, the exchange rate was 15.2215 and 15.2300 pesos for the purchase and sale of one U.S. dollar respectively.

11.	Balances and transactions with related parties

Balances with related parties at December 31 were as follows:

	2008		2007
Balances payable:
SETA (1)	Ps.	61,825	Ps.	68,437
Dividens payable to Aeroinvest, S.A. de C.V.		93,823		77,414
Grupo ICA, S.A. de C.V.		3,450		-
Ingenieros Civiles Asociados, S.A. de C.V.		164,374		2,726
	Ps.	323,472	Ps.	148,577

(1) The balances payable to SETA include dividends of Ps. 36,258 and Ps. 35,874 in 2008 and 2007 respectively.

Transactions with related parties, carried out in the ordinary course of business, for the years ended December 31 were as follows:

	2008		2007		2006
Revenues generated by aeronautical and non-aeronautical services provided to Consorcio Aeroméxico		-			Ps.	339,898
Expenses:
Technical assistance fees and related out-of-pocket costs	Ps.	55,604	Ps.	57,416		49,541
Concession taxes		-		-		77,224
Administrative services provided by Grupo ICA, S.A. de C.V.		3,014		-		4,877
Capital expenditures - Construction of the Terminal "B" at the Monterrey airport, construction of theTerminal 2 at AICM and rehabilitation of the runways in Culiacán, Ciudad Juárez, Chihuahua and the Durango airports provided by Ingenieros Civiles Asociados, S.A.de C.V. (1)		422,104		223,237		27,314

(1) The Company uses the services of an independent expert to supervise and ensure that the construction services are provided at current market rates for similar services.

The benefits granted to key personnel of the Company, were as follows:

	2008		2007		2006

Short- and long-term direct benefits	Ps.	48,964	Ps.	43,842	Ps.	39,030

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

Technical assistance – The Company has executed a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years.  Currently, the Company is required to pay the greater of the fixed $3,000 component or 5% of consolidated operating income (as defined in the contract) annually for such services.  Beginning in 2006, the fixed $3,000 component will be updated according to the consumer price index of the United States of America.  In 2008, 2007 and 2006, 5% of consolidated operating income was greater than of the fixed $3,000.

As of December 31, 2008, SETA’s, stockholders were Aeroinvest, S.A. de C.V. (“Aeroinvest”) (subsidiary of Empresas ICA, S.A. de C.V.) with 74.5% and Aéroports de Paris, S.A with 25.5%.  Pursuant to the Company’s bylaws, SETA (as holder of the Company’s Series “BB” shares) has the right to present to the board of directors the name or names of the candidates for appointment of certain of the Company’s senior management, the right to appoint and remove the Company’s chief financial officer, chief operating officer and commercial director, the right to elect three members of the Company’s board of directors and the right to veto certain actions requiring approval of the Company’s stockholders (including the payment of dividends, the amendment of the Company’s bylaws and the amendment of its right to appoint certain members of senior management).  In the event of the termination of the technical assistance agreement, the Series “BB” shares will be converted into Series “B” shares resulting in the termination of these rights.   If at any time, prior to June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, it would lose its veto rights (but other special rights it possess as a Series “BB” shareholder would be unaffected) .  If at any time after June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, such shares must be converted into Series “B” shares, which would cause SETA to lose all of its special rights.  So long as SETA retains at least 7.65% of the Company’s capital stock in form of Series “BB” shares, all its special rights will remain in force.

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

12.	Other (expenses) income

Detail is as follows:

	2008	2007	2006
Statutory employee profit sharing – current	(2,626)	(9,587)	(8,985)
Statutory employee profit sharing – deferred	104,230	2,097	(32,499)
Other (expenses) income	3,188	(94)	10,805
	104,792	(7,584)	(30,679)

In 2007 and 2006, the principal items comprising deferred PTU are improvements to concessioned properties, machinery and equipment, rights to use airport facilities and airport concessions.

13.	Taxes on income

The Company is subject to ISR and to IETU in 2008, and was subject to ISR and IMPAC in 2007 and 2006. ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values.  Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position.  As of 2008 and 2007, the ISR rate is 28% and in 2006 it was 29%.  Due to changes in the tax legislation, effective January 1, 2007, taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income.  PTU paid is fully deductible.

The Company is subject to ISR and, through 2007, IMPAC, on an individual entity basis.  The related tax results are combined in the consolidated financial statements.

As discussed in Note 1, IETU Law went into effect on January 1, 2008. In addition, the Asset Tax Law was repealed upon enactment of the IETU Law; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid, may be refunded, according to the terms of the law.

Based on its financial projections and according to INIF 8, Effects of the Business Flat Tax, the Company, determined that in certain subsidiaries it will pay only ISR, while in others, it will pay IETU, therefore, it recognizes their deferred taxes consideration of the expected tax payable.

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

The reconciliation of the statutory income tax rate and the effective tax rate as a percentage of income before income taxes for the years ended December 31 is as follows:

	2008%	2007%	2006%
Statutory rate	28.00	28.00	29.00
Effect of permanent differences, mainly non-deductible expenses, restatement of taxes and effects of inflation for financial and tax purposes	(9.18)	(4.86)	(1.19)
Change in valuation allowance for recoverable tax on assets paid and tax loss carryforwards	-	14.70	1.71
Effect of canceling the deferred ISR liability	-	(73.17)	-
Effect of adding the deferred IETU liability	11.78	131.51	-
Effective rate	30.60	96.18	29.52

At December 31, the main items comprising the liability balance for deferred taxes are as follows:

	2008		2007
Deferred ISR:
Assets:
Labor obligations and other current liabilities	Ps.	43,732	Ps.	12,093
Liabilities:
Other liabilities		(25,965)		(26,494)
Machinery and equipment		(369)		860
Net deferred ISR asset (liability)		17,398		(13,541)
Tax loss carryforwards		945,578		866,198
Recoverable tax on assets paid		235,095		221,047
		1,198,071		1,073,704
Valuation allowance		(1,178,040)		(1,087,245)
Net deferred ISR asset (liability)		20,031		(13,541)

	2008		2007
Deferred IETU:
Assets:
Fixed assets acquired between January 1998 to August 2007	Ps.	106,259	Ps.	111,928
IETU credits		213,555		-
Fixed assets acquired between September 2007 to December 2007		17,399		12,908
Credit from for the immediate deduction of tax loss carryforwards		4,992		5,546
Other liabilities		68,955		29,987
Deferred IETU asset		411,160		160,369
Liabilities:
Rights to use airport facilities and concessions		(805,551)		(830,694)
Improvements to concessioned properties, property, machinery, and equipment		(724,175)		(400,221)
Other liabilities		(41,881)		(3,313)
Deferred IETU liability		(1,160,447)		(1,073,859)
Total	Ps.	(1,140,416)	Ps.	(1,087,400)

The Company created a valuation allowance for the entire amount of tax loss carryforwards that can be offset against ISR taxable income in the calculation of the 2008 deferred taxes as a result of applying the guidance established by INIF 8.  Each airport concession has received approval from the Mexican Tax Authorities to carryforward their tax losses up to the earlier of the date such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession.  Amounts as of December 31, 2008, as restated for inflation, are as follows:

Year of origin	Tax loss carryforwards
1998	Ps.	12,027
1999		230,105
2000		630,968
2001		631,948
2002		631,666
2003		532,022
2004		459,532
2005		50,809
2006		72,350
2007		71,132
2008		54,505
	Ps.	3,377,064

In the calculation of deferred IETU, according to the paragraphs above, the effects of recoverable IMPAC paid of Ps. 235,095 were included; however, they have been fully reserved because there is not a high probability of recovering such amounts:

Year of expiration	Recoverable tax on assets
2012	Ps.	74,665
2013		66,917
2014		58,526
2015		16,204
2016		8,925
2017		9,858
	Ps.	235,095

14.	Contingencies

At December 31, 2008, resolution is pending on lawsuits filed against the following subsidiaries:

a.
A claim against the Ciudad Juárez airport was filed on November 15, 1995 claiming repossession of part of the land (240 hectares) where the International Airport of Ciudad Juárez is located, claiming that the land was incorrectly transferred to the Mexican government.  The plaintiff claims payment of $120,000 (Ps.1,653,000), given the impossibility of repossessing the land because of its utilization as an airport.  In May 2005, the Appeals Court ordered the Ciudad Juarez airport to return such land.  An appeal (seeking court relief on constitutional grounds) was filed by the Ciudad Juárez airport against this verdict, which was filed to request that the Appeals Court consider certain additional evidence and on such basis issue a new judgment.  On November 8, 2007, the Appeals Court overruled the May 2005 court order, nullified the underlying legal proceeding and dismissed the plaintiff’s claim without prejudice.  The plaintiff then filed a new appeal against this verdict. At the date of the accompanying consolidated financial statements, the contingency remains because the trial is still ongoing, as the Federal Government has yet to respond. If the resolution is not favorable to the Company, the economic repercussions of the lawsuit are expected to be the responsibility of the Mexican government, as established in the concession agreement, for which reason the Company has not recognized any liability in relation to this claim.

b.
There are administrative-law enforcement proceedings against Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de Zihuatanejo, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., and Aeropuerto de Ciudad Juárez, S.A. de C.V., to settle real estate tax liabilities. As of May, the restated tax liability amounts to 59.5 million Mexican pesos; 10.2 million Mexican pesos, 1.02 million Mexican pesos, and 1.8 million Mexican pesos, respectively (approximate amounts). Nullification suits were brought against such tax liability settlements, which resolutions are outstanding. The resolutions for the entire lawsuits are outstanding. In the case of Reynosa, an incidental and principal sentence is expected, while for Tampico the suspension incident is expected to be resolved and a hearing of the principal proceeding is to be summoned and, lastly, in Zihuatanejo, a writ of injunction was obtained for the Airport appeal for a payment required for the period from the fourth two months in 1996 to the fourth two months in 2001 of 8.6 million Mexican pesos. The Court of Appeals complied with the execution of the writ of injunction and pronounced a new judgment that states the nullity of the collection requirement for such period. Nullification suits brought for the other periods required (fifth two months in 2001 to second two months in 2006) amount to 2.8 million Mexican pesos are still outstanding.

c.
The Company determines PTU based on Section I of Article 10 of the Mexican Income Tax Law; however, the tax authorities and/or the employees may disagree with this treatment, in which case the Company will file the necessary appeals in order to continue calculating PTU using its current methodology.

15.	Commitments

a.
As discussed in Note 11, the Company has executed a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years. Currently, the Company is required to pay the greater of the fixed $3,000 component or 5% of consolidated operating income (as defined in the contract) annually for such services.  Beginning in 2007, the fixed $3,000 component will be updated according to the consumer price index of the United States of America.

b.
In October 2008, the Company acquired the shares of Consorcio (see Note 1). Derived from such acquisition, the Company assumed the commitments set forth in the lease agreement signed with AICM for a 20-year period to construct, prepare and operate a hotel, and run commercial premises at the Mexico City International Airport Terminal 2, establishing a minimum guaranteed income (MGI) of Ps.18,453 annually as rent, plus a share of the annual percentage of 18 on gross income obtained. The MGI will be adjusted on an annual basis using the NCPI.

16.	Information by industry segments

The Company determines and evaluates its airports’ individual performances before allocating personnel-related costs and other costs incurred by Servicios Aeroportuarios del Centro Norte, S.A. de C.V. (“SACN”), the subsidiary that includes the Company’s senior management.  The following table shows a summary of the Company’s financial information by segment as it relates to the Monterrey Airport, the Acapulco Airport, the Mazatlán Airport, the Culiacán Airport, the Chihuahua Airport and the Zihuatanejo Airpor t. The financial information relating to the remaining seven airports, as well as that of SACN, OACN, Holding  and Consorcio, the last three beginning 2008 and the Company (including investment in its subsidiaries) was combined and included under “Other”.  The elimination of the investment of the Company in its subsidiaries is included under “Eliminations”.

December 31, 2008	Monterrey		Acapulco		Mazatlán		Culiacán		Chihuahua		Zihuatanejo		Other		Eliminations		Total
Total revenues	Ps.	924,174	Ps.	157,532	Ps.	139,203	Ps.	140,530	Ps.	120,466	Ps.	96,610	Ps.	1,914,617	Ps.	(1,504,656)	Ps.	1,988,476
Operating income		56,479		9,609		8,491		2,577		15,657		5,643		709,239		(120,327)		687,368
Interest income - net		38,118		12,618		16,481		2,655		8,701		3,183		(18,589)				63,167
Income Tax														146,933				146,933
Business flat tax expense		58,482		5,689		747		2,358		7,260		3,822		13,615				91,973
Total assets		4,699,129		859,262		791,498		565,413		555,556		565,718		10,370,325		(8,543,619)		9,863,282
Total liabilities		1,384,797		129,040		124,798		99,490		80,919		100,262		1,588,134		(1,173,918)		2,333,522
Capital expenditures		1,743,039		36,275		24,021		37,111		23,102		22,613		341,401				2,227,562
Investment in airport concesions		2,723,142		624,383		492,430		481,295		426,699		498,153		1,708,913				6,955,015
Depreciation and amortization		93,434		44,947		32,042		24,379		22,361		27,411		122,145				366,719

December 31, 2007	Monterrey		Acapulco		Mazatlán		Culiacán		Chihuahua		Zihuatanejo		Other		Eliminations		Total
Total revenues	Ps.	847,764	Ps.	148,388	Ps.	143,430	Ps.	145,194	Ps.	116,693	Ps.	96,193	Ps.	1,018,524	Ps.	(618,833)	Ps.	1,897,353
Operating income		42,955		6,297		12,768		8,008		13,706		4,629		231,205		408,353		727,921
Interest income - net		106,584		9,808		12,950		2,127		4,628		1,402		(10,839)		-		126,660
Income Tax		(358,508)		(15,730)		(28,738)		(27,245)		(26,859)		(17,723)		186,307		-		(288,496)
Business flat tax expense		411,342		107,935		84,279		74,378		64,541		76,295		255,089		-		1,073,859
Total assets		4,121,808		842,262		744,157		551,894		534,103		560,300		9,734,982		(7,955,118)		9,134,388
Total liabilities		834,573		132,473		107,979		92,084		85,853		104,459		1,038,058		(735,433)		1,660,046
Capital expenditures		396,147		42,622		22,378		12,487		16,422		14,753		153,201		-		658,010
Investment in airport concesions		2,502,215		639,765		509,619		490,936		424,152		500,945		1,655,244				6,722,876
Depreciation and amortization		84,495		42,244		29,258		23,697		21,249		25,303		109,956		-		336,202

December 31, 2006	Monterrey		Acapulco		Mazatlán		Culiacán		Chihuahua		Zihuatanejo		Other		Eliminations		Total
Total revenues	Ps.	746,924	Ps.	144,880	Ps.	128,351	Ps.	115,232	Ps.	99,565	Ps.	94,272	Ps.	1,334,943	Ps.	(976,856)	Ps.	1,687,311
Operating income		91,722		20,037		15,762		14,151		12,227		11,576		635,970		(175,346)		626,099
Interest income - net		103,035		8,570		11,868		916		4,208		9,515		(4,663)		-		133,449
Income Tax		32,480		7,780		4,421		3,706		3,371		5,915		138,838		-		196,511
Total assets		3,786,300		831,326		725,545		555,218		519,712		560,027		10,089,265		(8,193,443)		8,873,950
Total liabilities		573,711		41,926		53,249		57,861		49,465		51,959		646,052		(582,224)		891,999
Capital expenditures		166,480		28,872		25,204		26,438		52,252		22,777		118,212		-		440,235
Investment in airport concesions		2,316,618		653,769		524,703		501,778		427,097		511,365		1,606,706				6,542,036
Depreciation and amortization		76,080		38,252		26,313		20,283		15,604		19,141		96,423		-		292,096

17.	Revenues

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

The following table presents an analysis for the years ended December 31, 2008, 2007 and 2006 of the Company’s revenues.

	2008		2007		2006
Aeronautical services
Airport services:
Landing	Ps.	111,693	Ps.	119,624	Ps.	114,136
Parking on embarking/disembarking platform		72,911		79,573		75,501
Parking on extended stay or overnight platform		22,293		16,513		17,013
Aerocars and jetways		23,847		23,093		24,818
Passenger and carry-on baggage check, national and international		22,796		22,614		19,293
Domestic passenger charges		955,466		884,738		729,015
International passenger charges		278,579		277,255		273,972
Complementary services – Airport real estate services and rights of access to other operators and complementary services		129,610		126,417		117,220
Total aeronautical services revenues		1,617,195		1,549,827		1,370,968
Non-aeronautical services
Car parking charges		112,694		105,499		90,814
Commercial concessions (1):
Retail operations		36,197		34,723		30,598
Food and beverages		35,001		31,596		24,733
Duty free		13,567		14,321		15,958
VIP lounges		36,644		33,980		30,311
Financial services		1,877		1,796		1,530
Communications and networks		4,350		3,981		3,925
Car rentals		32,175		29,633		23,773
Advertising		39,304		36,937		35,992
Time share		18,068		18,014		17,104
Complementary service providers		2,475		5,908		6,000
Expense recovery		20,777		15,221		13,837
OMA freight		14,578		11,762		11,038
Non-airport access fees		3,574		4,155		3,110
Miscellaneous commercial-related revenues		-		-		7,620
Total non-aeronautical services		371,281		347,526		316,343
Total revenues	Ps.	1,988,476	Ps.	1,897,353	Ps.	1,687,311

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

At December 31, 2008, future minimum rentals are as follows:

Year	Amount
2009	Ps.	263,709
2010		164,629
2011		96,635
2012		32,770
Thereafter		406,443
Total	Ps.	964,186

Future minimum rentals, which generally include rents that are increased each year by the INPC, do not include the contingent rentals related to increases based on the INPC or contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent.  Contingent rentals earned during the years ended December 31, 2008, 2007 and 2006 were Ps. 70,278, Ps. 68,379 and Ps. 57,527, respectively.

Approximately 79%, 79% and 78% of consolidated revenues during the years ended December 31, 2008, 2007 and 2006, respectively, were generated by the six principal airports (Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua and Zihuatanejo).

18.	Cost of services

Cost of services for the years ended December 31 is as follows:

	2008		2007		2006
Employee cost	Ps.	156,183	Ps.	143,067	Ps.	140,296
Maintenance		54,020		53,900		54,836
Safety, security and insurance		80,992		74,933		68,921
Utilities		112,793		94,408		92,286
Other		54,832		54,469		41,126
	Ps.	458,820	Ps.	420,777	Ps.	397,465

19.	New accounting pronouncements

With the purpose of making Mexican standards converge with International Financial Reporting Standards (“IFRS”), in 2008, the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”) issued the following NIFs and Interpretations of Financial Reporting Standards (“INIF”), which become effective beginning January 1, 2009:

NIF B-7, Business Acquisitions
NIF B-8, Consolidated or Combined Financial Statements
NIF C-7, Investments in Associated Companies and other Permanent Investments
NIF C-8, Intangible Assets
NIF D-8, Share-based Payments

Some of the most important changes established by these standards are:

NIF B-7, Business Acquisitions, includes a change of concepts, from minority interest to non-controlling interest and requires fair value measurement of the non-controlling interest as of the acquisition date.  Consequently, the overall goodwill is recognized based on the fair value of the acquired entity.  NIF B-7 establishes that acquisition and restructuring costs should not be part of the consideration paid and restructuring costs should not be recognized as an assumed liability from the acquisition, respectively.

NIF B-8, Consolidated or Combined Financial Statements, includes a change of concepts, from majority interest to controlling interest.  NIF B-8 establishes that special purpose entities, over which control is exercised, should be consolidated.  Provided certain requirements are met, it allows the option to present stand-alone financial statements of intermediate controlling companies and requires that potential voting rights be considered to analyze whether control exists.

NIF C-7, Investments in Associated Companies and other Permanent Investments, requires that investments in special purpose entities where significant influence is exercised be valued using the equity method.  It also requires that potential voting rights be considered to analyze whether significant influence exists.  In addition, NIF C-7 establishes a specific procedure and a set of caps to the recognition of losses in associated companies, and requires that investments in associated companies be presented including the related goodwill

NIF C-8, Intangible Assets, requires that any pre-operating expenses incurred through December 31, 2008 to be canceled against retained earnings.

NIF D-8, Share-based Payments, sets the rules for recognition of share-based payments, including the granting of stock options to employees.  Therefore, the use of IFRS 2, Share-Based Payments, that was applied as supplemental guidance is discontinued.

INIF 16, Transfer of Primary Financial Instruments for Trading to Another Classification, modifies paragraph 20 of the Amendments to Bulletin C-2  to consider that in the case that a primary financial instrument trades in a market that for unusual circumstances beyond the Company’s control ceases to be active, thus losing its liquidity feature, such instrument may be reclassified as a financial instrument available-for-sale or held-to-maturity, if the instrument has a defined maturity date, and the Company has both the intention and the ability to hold the instrument through its maturity.  INIF 16 includes additional disclosures related to such transfers.

International Financial Reporting Standards - In January 2009, the National Securities and Banking Commission published the amendments to the Mexican Securities Law, including the obligation to prepare and present financial statements using International Financial Reporting Standards beginning in 2012 (early adoption is permitted).

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

20.	Subsequent events

On February 3, 2009, the Company entered into a long-term bank line of credit of Ps.500,000 bearing interest at a rate of TIIE plus 4.5% points.

21.	Authorization for issuance of financial statements

On March 6, 2009, the issuance of these financial statements was authorized by Ing. Rubén Lopez Barrera General Director of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.  These consolidated financial statements are subject to approval at the ordinary stockholders’ meeting, where they may be modified based on provisions set forth by the Mexican General Corporate Law.

22.	Differences between MFRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with MFRS, which differs in certain respects from U.S. GAAP.  Through December 31, 2007, the consolidated financial statements prepared under MFRS include the effects of inflation as provided for under Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information”, whereas financial statements prepared under U.S. GAAP are ordinarily presented on a historical cost basis.  The reconciliations to U.S. GAAP do not include the reversal of the adjustments required under Bulletin B-10.  The application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, was considered a more meaningful presentation than historical cost-based financial reporting.  Bulletin B-10 also required the restatement of all financial statements to pesos as of the date of the most recent balance sheet presented.

As mentioned in Note 3, NIF B-10, is effective January 1, 2008.  NIF B-10 revised the accounting for inflation such that the inflation accounting methods summarized in Note 3(c) will no longer apply unless the economic environment in Mexico qualifies as “inflationary” for purposes of MFRS. Given the cumulative inflation in Mexico for the three years ended December 31, 2008, the Mexican economic environment will not qualify as inflationary in 2008, thereby eliminating inflationary accounting in the Company’s consolidated financial statements.

The principal differences, other than inflation accounting, between MFRS and U.S. GAAP and their effects on consolidated net income and consolidated stockholders’ equity are presented below with an explanation of such adjustments:

	2008		2007		2006
Reconciliation of net income (loss):
Consolidated net income according to MFRS	Ps.	541,803	Ps.	31,192	Ps.	469,237
U.S. GAAP adjustments:
(i) Amortization of assets under concession		85,734		85,734		85,734
(ii) Amortization of airport concession		17,772		17,771		17,772
(iii) Depreciation of fixed assets recorded at predecessor cost basis		(2,903)		(3,164)		(3,167)
(iv) Deferred fees for technical assistance services		30,696		(10,133)		(19,731)
(v) Accrued vacation		(2,817)		(3)		(1,735)
(vi) Provisions for seniority premiums and severance payments		(8,844)		(4,232)		3,060
(vii) Deferred statutory employee profit sharing		(104,230)		(6,112)		27,989
Total U.S. GAAP adjustments before the effect of income taxes		15,408		79,861		109,922
(viii) Income taxes		456,243		(229,371)		(30,361)
Consolidated net income (loss) according to U.S. GAAP	Ps.	1,013,454	Ps.	(118,318)	Ps.	548,798

	2008		2007
Reconciliation of stockholders’ equity:
Consolidated stockholders’ equity according to MFRS	Ps.	7,529,760	Ps.	7,474,342
U.S. GAAP adjustments:
(i) Cost of assets under concession		(3,683,547)		(3,683,547)
(i) Accumulated amortization of assets under concession		646,277		560,543
(ii) Amortized cost of airport concessions		(728,654)		(746,426)
(iii) Net carrying value of fixed assets recorded at predecessor cost basis		-		2,898
(v) Accrued vacation		(9,055)		(6,238)
(vi) Provision for seniority premiums and severance payments		(1,410)		3,224
(vii) Deferred statutory employee profit sharing		-		104,230
Total U.S. GAAP adjustments before the effect of income taxes and minority interest		(3,776,389)		(3,765,316)
(viii) Income taxes		1,335,197		874,389
(ix) Minority interest		(1,159)		-
Consolidated stockholders’ equity according to U.S. GAAP	Ps.	5,087,409	Ps.	4,583,415

A summary of the changes in consolidated stockholders’ equity after giving effect to the aforementioned U.S. GAAP adjustments is as follows:

	Common stock		Additional paid-in capital		Retained earnings		Reserve for repurchase of shares		Accumulated other comprehensive income		Total stockholders’ equity
Balances at January 1, 2007	Ps.	1,830,114	Ps.	34,289	Ps.	3,361,335		-	Ps.	4,644	Ps.	5,230,382
Dividends paid		-		-		(444,125)		-		-		(444,125)
Deferred fees for technical assistance services		-		10,133		-		-		-		10,133
Comprehensive income:
Net loss		-		-		(118,318)		-		-		(118,318)
Labor obligations		-		-		-		-		4,937		4,937
Total comprehensive income		-		-		(118,318)		-		4,937		(113,381)
Repurchase of shares		(40,484)		-		(412,628)	Ps.	353,518		-		(99,594)
Balances at December 31, 2007	Ps.	1,789,630	Ps.	44,422	Ps.	2,386,264	Ps.	353,518	Ps.	9,581	Ps.	4,583,415

Dividends paid						(434,240)						(434,240)
Deferred fees for technical assistance services				(30,696)								(30,696)
Comprehensive income:
Net income						1,013,454						1,013,454
Labor obligations										8,821		8,821
Total comprehensive income						1,013,454				8,821		1,022,275
Repurchase of shares		(33,013)						(20,332)				(53,345)
Balances at December 31, 2008	Ps.	1,756,617	Ps.	13,726	Ps.	2,965,478	Ps.	333,186	Ps.	18,402	Ps.	5,087,409

Condensed consolidated balances sheets and statements of income including the aforementioned U.S. GAAP adjustments, as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006.

	2008		2007
Assets
Current assets:
Cash and cash equivalents	Ps.	257,420	Ps.	1,756,704
Other current assets		672,275		327,353
Total current assets		929,695		2,084,057

Property, machinery and equipment – net		1,935,637		319,845
Investment in airport concessions – net		3,189,158		2,853,448
Long-term deferred income taxes		194,780		-
Other assets – net		42,930		6,342
Total	Ps.	6,292,200	Ps.	5,263,692

	2008		2007
Liabilities and stockholders’ equity:
Current liabilities	Ps.	1,158,298	Ps.	421,398
Long-term deferred income taxes		-		204,977
Other long-term liabilities		46,493		53,902
Total liabilities		1,204,791		680,277
Common stock		1,756,617		1,789,630
Additional paid-in capital		13,726		44,422
Retained earnings		2,965,478		2,386,264
Reserve for repurchase of shares		333,186		353,518
Accumulated other comprehensive income		18,402		9,581
Total stockholders’ equity		5,087,409		4,583,415
Total liabilities and stockholders’ equity	Ps.	6,292,200	Ps.	5,263,692

	2008		2007		2006
Net revenues	Ps.	1,988,476	Ps.	1,897,353	Ps.	1,687,311
Cost of operations:
Cost of services		460,539		419,725		397,687
General and administrative expenses		328,350		255,959		237,097
Concession taxes		101,642		98,307		84,635
Technical assistance fees		24,908		67,550		69,272
Depreciation and amortization		266,031		235,122		191,757
Statutory employee profit sharing		2,626		9,587		8,984
Total cost		1,184,096		1,086,250		989,432
Income from operations		804,380		811,103		697,879
Net comprehensive financing (loss) income		(11,451)		67,369		71,906
Other income (expenses) – net		3,188		(94)		10,804
Income tax (benefit) expense		(217,337)		996,696		231,791
Consolidated net income (loss)	Ps.	1,013,454	Ps.	(118,318)	Ps.	548,798
Weighted average number of common shares outstanding		396,284,313		399,611,578		391,624,384
Weighted average number of common shares and common share equivalents (unless antidilutive)		399,224,413		399,611,578		394,564,384

Basic earnings per share (in Mexican pesos)		2.5574		(0.2961)		1.4013
Diluted earnings per share (in Mexican pesos)		2.5386		(0.2961)		1.3909

(i) Amortization of assets under concession (treated as intangible “rights to use airport facilities” under Investment in Airport Concessions for MFRS)

Under MFRS, the cost of the concessions to operate the airports and the related facilities was determined on a basis proportionate to the amount SETA paid to the Mexican government for its investment in 15% of the common stock of the Company.  This amount is reflected as two intangible assets: “rights to use airport facilities,” which reflects the value of the land and facilities used to operate each airport (up to the total amount of the concession for each individual airport to the extent such fair value was in excess) and “airport concessions”, both part of the investment in airport concessions (Note 7).  As discussed in Notes 3.e and 7, for purposes of MFRS, the portion of the cost of the concession allocated to the rights to use airport facilities was determined based on an independent appraisal of the assets at each airport concession, and is amortized over the useful lives of the related assets, with total lives ranging from 8 to 37 years from the date such concessions were granted.   The remainder of the appraised value over the cost of the concession was recorded as airport concessions, and is amortized over a total life equal to the concession term of 50 years.

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

In addition, as described in Note 11, the concession arrangements require the Company to pay a concession tax, pursuant to the Mexican Federal Duties Law, currently equal to 5% of annual gross revenues, which is classified within operating expenses.  The Mexican Federal Duties Law is a law of general applicability and is not specifically directed to airport concession holders.  The concession tax under the Mexican Federal Duties Law is applicable to and payable by any concession-holder that uses state-owned assets, without regard to the value of state-owned assets used.  This annual payment is considered a tax rather than consideration paid in exchange for the Mexican government’s contribution of the concessioned assets, and is recognized as an operating expense when it becomes payable for both U.S. GAAP and MFRS purposes.

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

In 2006, for MFRS purposes, at the date of exercise of the option by SETA, the Company recognized Ps.94,439 of common stock and Ps. 29,785 of additional paid-in capital for the difference between the book value of the shares and the amount paid by SETA for such shares.  In addition to the stock option, SETA also holds forfeitable shares of the Company’s common stock in a trust.  Upon SETA’s initial acquisition of 15% of the Company’s common stock, pursuant to the terms of the participation agreement between SETA and the Company, SETA signed a trust agreement with Banco Nacional de Comercio Exterior, S.N.C, and assigned to the trust, all of the Series “BB” shares it acquired.  In the trust agreement, the Company was named as secondary beneficiary only in the instance in which SETA does not comply with the terms of the technical assistance agreement, in which case 5% of the Series “BB” shares would be forfeited and sold, with the proceeds of the sale to be provided to the Company as liquidated damages and penalties.

 Based on the fact that the five percent of SETA’s original investment held in the trust is forfeitable subject to compliance with the technical assistance agreement, the Company considers those shares to be compensatory and has recorded the fair value of these compensatory shares in a manner consistent with the stock option, applying variable accounting, resulting in a related (income) expense and corresponding (decrease) increase to additional paid-in capital of Ps. (30,696), Ps. 10,133 and Ps. 19,731 in 2008, 2007 and 2006, respectively.

(v) Accrued vacation

Under MFRS, there are no specific pronouncements establishing standards to accrue for liabilities related to employees’ rights to receive compensation for future absences; therefore, amounts related to vacation benefits earned by the Company’s employees but not yet taken are expensed when paid.

Under U.S. GAAP, SFAS No. 43, “Accounting for Compensated Absences”, requires that such vacation benefits be accrued.  Accordingly, the Company has estimated such liability as of December 31, 2008 and 2007, and recognized the related expense in the U.S. GAAP reconciliation.

(vi) Provisions for seniority premiums and for severance payments

Under both MFRS and U.S. GAAP, the Company recognizes a liability for its seniority premiums based on actuarial computations using the project unit credit method.  Differences exist in the discount rates used for actuarial purposes between U.S. GAAP and MFRS. U.S. GAAP requires that nominal rates be used while MFRS allows the use of real or “inflation-free” rates up to December 31, 2007. Beginning in 2008 computations should consider nominal rates.

Beginning January 1 2008, NIF D-3 eliminates the recognition of the additional liability because its determination does not incorporate a salary increase, incorporates the career salary concept, and the amortization period of most unrecognized items (those not related to retirement benefits) is reduced to five years, with the option to fully amortize them against current earnings of 2008 under other income and expense. The Company chose to amortize such items over a period of five years.  Additionally, the beginning balance of actuarial gains and losses was recorded against results of 2008 for purposes of MFRS, in other income and expense.

The Company applies SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, which requires companies to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 also requires that a company measure the funded status of its plans as of the date of its year-end balance sheet, as well as prescribes additional disclosure requirements. SFAS No. 158 is applicable to the Company’s seniority premium plan, as well as its liability recognized for severance benefits, given that they are calculated using a methodology similar to SFAS No. 87, “Employers’ Accounting for Pensions”.  Disclosures related to the Company’s seniority premiums and severance payment benefits required by U.S. GAAP are as follows:

The Company uses a December 31 measurement date for its seniority premiums plan and severance obligations.

	Seniority Premium Benefits				Severance Benefits
	2008		2007		2008		2007
Projected benefit obligation – unfunded status	Ps.	(3,621)	Ps.	(3,716)	Ps.	(21,252)	Ps.	(30,709)

	Seniority Premium Benefits		Severance Benefits		Seniority Premium Benefits		Severance Benefits
	2008		2008		2007		2007
Amounts recognized in accumulated other comprehensive income
Prior service cost, net of deferred tax of Ps.4,879 and Ps. 5,207 for 2008 and 2007, respectively	Ps.	(12,546)	Ps.	-	Ps.	(13,394)	Ps.	-
Actuarial net (gain) or loss, net of deferred tax of Ps. 2,277 and Ps. 1,482 for 2008 and 2007, respectively		(1,558)		(4,298)		(1,056)		4,869
	Ps.	(14,104)	Ps.	(4,298)	Ps.	(14,450)	Ps.	4,869

	Seniority Premium Benefits				Severance Benefits
	2008		2007		2008		2007
Change in benefit obligation:
Projected benefit obligation at beginning of year	Ps.	(3,716)	Ps.	(3,523)	Ps.	(30,709)	Ps.	(37,932)
Service cost		(580)		(559)		(3,006)		(3,681)
Interest cost		(281)		(271)		(2,270)		(2,882)
Actuarial loss		779		371		12,012		10,736
Benefits paid		177		364		2,721		8,260
Settlements		-		(98)		-		(5,210)
Projected benefit obligation at end of year	Ps.	(3,621)	Ps.	(3,716)	Ps.	(21,252)	Ps.	(30,709)

	Seniority Premium Benefits				Severance Benefits
	2008		2007		2008		2007
Components of net periodic pension cost:
Service cost	Ps.	580	Ps.	559	Ps.	3,006	Ps.	3,681
Interest cost		281		271		2,270		2,882
Amortization of net actuarial (gain) or loss		(1,259)		(1,263)		719		1,458
Settlements		-		84		-		2,717
Net periodic pension cost	Ps.	(398)	Ps.	(349)	Ps.	5,995	Ps.	10,738

	Seniority Premium Benefits		Severance Benefits
	2008	2007	2008	2007
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	8.00%	8.00%	8.00%	8.00%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:
Discount rate	8.50%	8.50%	8.50%	8.50%
Rate of compensation increase	5.50%	5.00%	5.50%	5.00%

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Seniority Premium Benefits		Severance Benefits
2009	Ps.	325	Ps.	3,589
2010		322		3,465
2011		338		3,337
2012		379		3,243
2013		400		3,176
Thereafter		3,062		14,826
	Ps.	4,826	Ps.	31,636

(vii)  Deferred statutory employee profit sharing

As discussed in Note 3j, under MFRS, the Company calculates deferred employee profit sharing based on taxable income, according to Section I of Article 10 of the Income Tax Law.  The Company only recognizes a deferred statutory employee profit sharing asset or liability when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

However, for purposes of U.S. GAAP, the Company must calculate deferred statutory employee profit sharing based on the temporary differences between the financial reporting basis and the statutory employee profit sharing basis of assets and liabilities for those subsidiaries of the Company that have employees in Mexico.  Using such methodology, because of the adjustments to the accounting value of the rights to use airport facilities and airport concessions under U.S. GAAP, a net deferred statutory employee profit sharing asset results.  U.S. GAAP prohibits the recognition of deferred statutory employee profit sharing assets.  Accordingly, the U.S. GAAP reconciliation includes an adjustment to remove the liability recognized for MFRS purposes but does not reflect the recognition of any deferred statutory employee profit sharing asset.

In addition, current statutory employee profit sharing is included in other (expenses) income for MFRS purposes.  Under U.S. GAAP, such cost is classified as an operating expense.  Accordingly, this difference, which does not affect the determination of consolidated net income for U.S. GAAP purposes, would decrease operating income by Ps. 2,626 Ps. 9,587 and Ps. 8,984 for the years ended December 31, 2008, 2007 and 2006, respectively.

(viii) Income taxes

Under MFRS, the Company accounts for deferred income taxes in accordance with Bulletin D-4, ”Income Taxes”.  As a result of the new Business Flat Tax (“IETU”), which was enacted in 2007 and went into effect on January 1, 2008, the Company is required to determine what deferred tax effects if any the IETU has on its financial statements for both MFRS and U.S. GAAP purposes.  Based on its financial projections for purposes of MFRS, which were performed over a four year period and according to INIF 8, “Effects of the Business Flat Tax”, the Company determined that it will essentially pay IETU.

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

A reconciliation of the net deferred income tax liability from MFRS to a deferred tax asset and deferred tax liability under U.S. GAAP and the composition of the deferred income taxes under U.S. GAAP at December 31, 2008 and 2007, respectively are as follows:

Reconciliation of deferred income taxes:	2008		2007

Deferred income tax liability under MFRS	Ps.	(1,140,416)	Ps.	(1,087,400)
Effect of cost of airport concession and rights to use airport facilities		595,344		623,096
Effect of labor obligations		(6,745)		(6,632)
Effect of cost of fixed assets acquired from Mexican government		301,876		(54,848)
Tax loss carryforwards		679,314		311,480
IETU Tax credits		(213,555)
Other		(21,038)		1,293
Total U.S. GAAP adjustments to net deferred income tax liability		1,335,196		874,389
Net deferred income tax asset (liability) under U.S. GAAP	Ps.	194,780	Ps.	(213,011)

Composition of net deferred income tax assets (liabilities):

	2008		2007
Assets:
Provisions	Ps.	35,222	Ps.	19,063
Advances from customers		1,109		158
Total current assets		36,331		19,221
Liabilities:
Other liabilities		(28,497)		(27,255)
Net current deferred tax asset (liability)	Ps.	7,834	Ps.	(8,034)

Non-current assets (liabilities):
Assets:
Provisions for seniority premiums and severance payments	Ps.	-	Ps.	5,459
IETU tax credits		9,416		9,509
ISR tax loss carryforwards		945,342		866,205
Recoverable tax on assets		235,095		221,047
Valuation allowance for tax loss carryforwards and recoverable tax on assets		(493,498)		(770,226)
Total non-current assets		696,355		331,994

Liabilities:
Provisions for seniority premiums and severance payments		(192)
Airport concessions and assets under concession		(210,207)		(207,598)
Property, real estate, machinery, equipment and improvements to concessioned properties		(299,010)		(329,373)
Total non-current liabilities		(509,409)		(536,971)
Net non-current deferred income tax asset (liability)	Ps.	186,946	Ps.	(204,977)

It is the Company’s policy to classify interest and penalties related to income tax related matters within income tax expense and other expenses, respectively.   The Company’s operations are all located in Mexico.  The Mexican Tax Law allows the tax authorities five tax years that remain subject to examination.

(ix) Minority interest

Under MFRS, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders’ equity and is presented below total liabilities and above the stockholder’ equity section of the balance sheet.

The effects of the U.S. GAAP differences as described in this note reflect the amounts assigned to the minority interests.

(a) Earnings per share according to U.S. GAAP – In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding.  The computation of diluted earnings per share is adjusted to include any potential common shares.  Potential common shares include the forfeitable five percent of SETA’s shares held in the trust.

Diluted earnings per share for the years ended December 31, 2008 and 2006 includes 2,940,000 equivalent shares from the forfeitable shares, which are considered to be contingently issuable under SFAS No. 128, and thereby are included in the calculation of diluted EPS until such time as the contingency is resolved, at which time they will become a part of basic EPS. For the year ended December 31, 2007, such potentially dilutive shares were excluded from the computation of diluted earnings per share because it was considered antidulitve.

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

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, prepared in accordance with U.S. GAAP, are as follows:

	2008		2007		2006
Numerator
Net (loss) income under U.S. GAAP	Ps.	1,013,454	Ps.	(118,318)	Ps.	548,798
Denominator (share amounts)
Weighted average number of common shares outstanding		396,284,313		399,611,578		391,624,384
Dilutive effects of forfeitable shares		2,940,000		-		2,940,000
Total potential dilutive shares		399,224,413		399,611,578		394,564,384
Basic earnings per share		2.5574		(0.2961)		1.4013
Diluted earnings per share		2.5386		(0.2961)		1.3909

(b) Statement of cash flows — Under MFRS, through  December 2007, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position”, which identifies the generation and application of resources as the differences between beginning and ending financial statement balances in constant Mexican pesos.

Beginning on January 1, 2008, the Company must apply the requirements of NIF B-2 “Statement of Cash Flows”.   NIF B-2 requires that the statement shows a company’s cash inflows and outflows during the period and establishes general rules for the presentation, structure and preparation of a cash flow statement and replaces the statement of changes in financial position on a prospective basis.

For U.S. GAAP purposes, the Company presents its supplemental cash flow information in accordance with SFAS No. 95,” Statement of Cash Flows”, presenting cash movements, excluding of the effects of inflation in each individual line item in the balance sheet reported under U.S. GAAP. Such information for the years ended December 31, 2008, 2007, and 2006 is presented below:
	2008		2007		2006
Cash flows from operating activities:
Consolidated net income (loss)	Ps.	1,013,454	Ps.	(118,318)	Ps.	548,798
Adjustments to reconcile net income to cash provided by operating activities:
Other provisions				-		-
Depreciation and amortization		266,031		235,122		191,757
Deferred fees for technical assistance services		(29,596)		10,133		19,732
Bad debt expense		33,523		387		(12,824)
Provisions for seniority premium and severance payments		(9,552)		(5,530)		(358)
Unrealized exchange loss		67,835		-		-
Deferred income tax		(403,227)		772,999		69,927
Changes in operating assets and liabilities:
Accounts receivable		(161,488)		(18,763)		(19,430)
Recoverable taxes		(222,913)		91,621		(81,760)
Other current assets		2,387		52,641		(65,396)
Accounts payable and other accruals		89,113		17,570		36,565
Accounts payable to related parties		158,101		1,649		9,487
Advances from customers		1,666		(8,635)		(6,578)
Value-added tax payable		-		3,569		(10,685)
Statutory employee profit sharing		(6,509)		740		7,447
Guarantee deposits		984		826		7,421
Net cash provided by operating activities		799,809		1,036,011		694,103
Cash flows from investing activities:
Acquisitions of property, machinery, equipment and improvements to concessioned properties		(1,933,874)		(657,018)		(458,262)
Other investing activities		(14,519)		-		-
Net cash used in investing activities		(1,948,393)		(657,018)		(458,262)
Cash flows from financing activities:
Dividends paid		(428,218)		(229,224)		(446,689)
Repurchase of shares		(53,345)		(99,644)		-
Proceeds from bank loan		130,863
Increase in capital		-		-		124,224
Net cash used in financing activities		(350,700)		(328,868)		(322,465)
Effect of inflation on cash and cash equivalents		-		33,585		53,014
Net (decrease) increase in cash and cash equivalents		(1,499,284)		83,710		(33,610)
Cash and cash equivalents at beginning of the year		1,756,704		1,672,994		1,706,604
Cash and cash equivalents at end of the year	Ps.	257,420	Ps.	1,756,704	Ps.	1,672,994
Cash paid for:

Income taxes	Ps.	289,188	Ps.	134,680	Ps.	Ps.216,352

Supplemental schedule of noncash investing activities:
Acquisitions of property, machinery, equipment and improvements to concessioned properties on account	Ps.	452,690	Ps.	20,193	Ps.	19,113

(c) Valuation and qualifying accounts (MFRS) –

Description	Balance at beginning of the year		Additions charged to costs and expenses		Inflation effects		Deductions		Balance at the end of the year
Allowance for doubtful accounts
2008	Ps.	9,294	Ps.	33,523	Ps.	-	Ps.	(4,384)	Ps.	38,433
2007		9,242		2,285		(467)		(1,766)		9,294
2006		22,959		(9,843)		(894)		(2,980)		9,242
Valuation allowance
2008	Ps.	866,205		79,136						945,341
2007		-	Ps.	866,205		-		-	Ps.	866,205

New U.S. GAAP Accounting Standards -

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 was effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years for financial assets and liabilities.  On October 10, 2008, the FASB issued Staff Position (“FSP”) FAS No. 157-3 (“FSP 157-3”), Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. FSP 157-3 is effective upon issuance.  SFAS 157 has been deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities.  The Company adopted the provisions of this new accounting principle as it relates to financial assets and financial liabilities and determined that its effects were not considered to be material to its consolidated financial position, results of operations and cash flows.

 In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, including: (a) changes the way the consolidated balance sheet and consolidated income statement are presented; (b) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a change of control or deconsolidation; (c) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (d) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners of a subsidiary. The accounting provisions of SFAS 160 must be applied prospectively the presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements.  SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Early adoption is prohibited.   The Company is in the process of determining the impact of adopting the accounting provisions of this new accounting principle on its consolidated financial position, results of operations and cash flows.  In addition, the impact of adopting this pronouncement will also be dependent on the level of future transactions.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations—a replacement of FASB No. 141 (“SFAS 141(R)”). SFAS 141(R) requires (a) a company to recognize 100% of the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs, among various other modifications to SFAS 141.  SFAS 141(R) also amends SFAS 109, Accounting for Income Taxes, to require that any reductions to an acquired entity’s valuation allowances on deferred taxes and acquired tax contingencies that occur after the measurement period be recorded as a component of income tax expense.  SFAS 141(R) must be applied prospectively to all business combinations for which the acquisition date occurs during fiscal years beginning on or after December 15, 2008, with the exception of the amendments to SFAS 109, which will also be applied to business combinations with acquisition dates prior to the effective date of this standard. Early adoption is prohibited.   The impact of this standard is dependent upon the level of future acquisitions.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions.  The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under SFAS 133, Accounting for Derivative Instruments and Hedging Activities; and how the hedges affect the entity’s financial position, financial performance and cash flows. SFAS 161 is effective for periods beginning after November 15, 2008. The Company will comply with the disclosure provisions of SFAS 161 to the extent it has entered into derivative transactions in the year of adoption.

In April 2008, the FASB issued FSP FAS No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). The objective of the FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Early application is not permitted. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

In January 2008, the FASB unveiled the FASB Accounting Standards Codification (the “Codification”) for a one-year verification period by constituents. While the Codification does not change U.S. GAAP, it does combine all authoritative accounting standards issued by bodies such as the FASB, AICPA, and EITF into a topically organized comprehensive online database. The Codification will (a) reduce the amount of time and effort required to solve an accounting research issue; (b) improve usability of the literature thereby mitigating the risk of noncompliance with the standard; (c) provide real-time updates as new standards are released; (d) assist the FASB with the research and convergence efforts required during the standard-setting process; and (e) become the authoritative source of literature for the completed XBRL taxonomy. The Codification does not represent authoritative guidance until after the verification period, at which time the Codification will supersede all existing accounting literature (other than guidance issued by the SEC).  Such Codification will apply for calendar year companies beginning in 2009.

On November 14, 2008, the Securities and Exchange Commission (“SEC”) issued its long-anticipated proposed International Financial Reporting Standards (“IFRS”) roadmap outlining milestones that, if achieved, could lead to mandatory transition to IFRS for U.S. domestic registrants starting in 2014. IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (IASB). Under the proposed roadmap, the Company could be required through the Parent Company to prepare financial statements in accordance with IFRS.  The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS for U.S. domestic registrants. Management is currently assessing the impact that this potential change would have on the Company’s consolidated financial statements, and will continue to monitor the development of the potential implementation of IFRS.

*******