Form 20-F
period 2009-12-31
Central North Airport Group
filed 2010-06-09
CIK 1378239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

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

José Luis Guerrero
Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Aleman, Km. 24 s/n
66600 Apodaca Nuevo Leon, Mexico
+ 52 81 8625 4327
jlguerrero@oma.aero
(Name, Telephone, E-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered
American Depositary Shares each representing 8 Series B shares	The NASDAQ Stock Market LLC
Series B shares	The NASDAQ Stock Market LLC*

       __________________________________

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

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☑

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

SELECTED FINANCIAL DATA

We publish our financial statements in Mexican pesos.  Pursuant to Mexican Financial Reporting Standards accepted in Mexico (Normas de Información Financiera), or MFRS, financial data for all periods up through December 31, 2009 in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F have been restated in constant pesos as of December 31, 2007, and financial data for all periods from and after January 1, 2008 in the financial statements included in Items 3, 5 and 8 and unless otherwise indicated, throughout this Form 20-F are expressed in nominal pesos.

This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.06 to U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2009, as published by the Federal Reserve Bank of New York.  On May 28, 2010, the Federal Reserve Bank of New York’s noon buying rate for Mexican pesos was Ps. 12.86 to U.S.$1.00.

The following tables present a summary of our audited consolidated financial information and that of our subsidiaries for each of the periods indicated.  This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto.  Our consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”, individually referred to as Normas de Información Financiera or “NIFs”), which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP.  A reconciliation to U.S. GAAP to our net income and total stockholders’ equity is also provided in this summary financial data.  Information relating to the nature and effect of the principal differences between MFRS and U.S. GAAP is presented in Note 24 to the consolidated financial statements.

In accordance with the guidelines set forth in NIF B-10, “Effects of Inflation,” calendar years 2008 and 2007 are considered noninflationary economic environments because the recording of inflation effects is only required in an environment where the cumulative inflation over the three preceding years is equal to or greater than 26%.  Therefore, from January 1, 2008, we suspended the recognition of the effects of inflation on our financial statements.  The amounts in the accompanying consolidated financial statements as of and for the years ended December 31, 2009 and 2008 are expressed in nominal values.

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

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2005.

	Year ended December 31,
	2005	2006	2007	2008	2009
	(thousands of Mexican pesos)			(thousands of Mexican pesos)		(thousands of dollars) (1)
Statement of Income data:
MFRS:
Revenues:
Aeronautical services(2)	1,192,249	1,370,968	1,549,827	1,617,195	1,526,965	116,918
Non-aeronautical services(3)	287,628	316,343	347,526	371,281	369,312	28,278
Total revenues	1,479,877	1,687,311	1,897,353	1,988,476	1,896,277	145,196
Operating costs:
Costs of services	389,037	397,465	420,777	460,074	457,767	35,052
Administrative expenses	244,707	237,475	256,730	317,069	320,770	24,561
Technical assistance fee(4)	40,016	49,541	57,416	55,604	51,710	3,959
Concession tax(5)	72,643	84,635	98,307	101,642	94,756	7,255
Depreciation and amortization:
Depreciation(6)	22,560	28,257	32,872	39,306	47,979	3,673
Amortization(7)	205,246	263,839	303,330	327,413	363,911	27,865
Total depreciation and amortization	227,805	292,096	336,202	366,719	411,890	31,538
Total operating costs	974,208	1,061,212	1,169,432	1,301,108	1,336,893	102,365
Income from operations	505,669	626,099	727,921	687,368	559,384	42,831
Other income (expenses) net	3,853	(30,679)	(7,584)	104,792	10,051	770
Net comprehensive financing income (cost)	29,613	70,328	96,218	(11,451)	(22,126)	(1,694)
Income before income taxes	539,135	665,748	816,555	780,709	547,309	41,907
Income tax expense	158,029	196,511	785,363	238,906	77,785	5,956
Consolidated net income	381,106	469,237	31,192	541,803	469,524	35,951
Basic and diluted earnings per share(8)	0.9722	1.1874	0.0781	1.3672	1.1889	0.091
Basic and diluted earnings per ADS(8)	7.7778	9.4992	0.6248	10.9376	9.5112	0.728

U.S. GAAP:
Revenues	1,479,878	1,687,311	1,897,353	1,988,476	1,896,277	145,196
Income from operations	600,249	697,879	811,103	804,380	663,929	50,837
Consolidated net income	445,812	548,798	(118,318)	1,013,454	302,380	23,153
Basic (loss) earnings per share(8)	1.1459	1.4013	(0.2961)	2.5574	0.7656	0.0586
Diluted (loss) earnings per share(9)	1.1372	1.3909	(0.2961)	2.5386	0.7600	0.0582
Basic (loss) earnings per ADS(8)	9.1673	11.2110	(2.3688)	20.4592	6.1248	0.4690
Diluted (loss) earnings per ADS(9)	9.0976	11.1271	(2.3688)	20.3088	6.0800	0.4655

Other operating data:
Total terminal passengers (thousands of passengers)(10)	10,599	11,784	14,212	14,061	11,518	11,518
Total air traffic movements (thousands of movements)	362	383	424	387	327	327
Total revenues per terminal passenger(11)	139	143	134	141	165	13

	Year ended December 31,
	2005	2006	2007	2008	2009
	(thousands of Mexican pesos)			(thousands of Mexican pesos)		(thousands of dollars) (1)
Balance Sheet data:
MFRS:
Cash and cash equivalents	1,706,604	1,672,994	1,756,704	257,420	267,734	20,500
Total current assets	2,009,260	2,143,271	2,084,057	926,245	884,405	67,720
Airport concessions—net	781,971	764,198	746,426	728,655	710,882	54,432
Rights to use airport facilities—net	4,252,072	4,126,235	4,000,390	3,874,510	3,748,762	287,042
Total assets	8,591,575	8,873,950	9,134,388	9,859,832	10,276,678	786,884
Current liabilities	155,331	184,236	407,096	1,145,793	1,037,603	79,449
Total liabilities	744,522	891,999	1,660,046	2,330,072	2,601,715	199,214
Total stockholders’ equity(12)	7,847,053	7,981,951	7,474,342	7,529,760	7,674,963	587,670
U.S. GAAP:
Cash and cash equivalents	1,706,604	1,672,994	1,756,704	257,420	267,734	20,500
Total current assets	2,009,260	2,143,271	2,084,057	929,695	884,405	67,719
Assets under concession (“Rights to use airport facilities” under MFRS)	957,456	917,497	877,388	837,291	797,545	61,068
Total assets	5,220,539	5,495,086	5,263,692	6,292,200	6,614,260	506,452
Current liabilities	184,870	203,844	421,398	1,158,298	1,037,603	79,449
Total liabilities	240,789	264,653	680,277	1,203,591	1,538,221	117,781
Total stockholders’ equity	4,979,750	5,230,433	4,583,415	5,088,609	5,076,039	388,671
Dividend per share		1.1167	1.1103	1.0856	1.0000	0.0766
Other data:
MFRS:
Net cash flows from operating activities1				735,464	448,811	34,365
Net cash flows provided by financing activities				(352,146)	158,637	12,148
Net cash flows generated by (used in) investing activities				(1,882,602)	(597,134)	(45,724)
(Decrease) increase in cash and cash equivalents				(1,499,284)	10,314	789
Net resources generated by operating activities	701,405	729,090	1,070,588
Net resources used in financing activities		(322,465)	(328,868)
Net resources used in investing activities	(293,516)	(440,235)	(658,010)
Increase (decrease) in cash and cash equivalents	407,889	(33,610)	83,710
U.S. GAAP(13):
Net cash provided by operating activities	692,739	694,103	1,036,011	799,809	431,757	33,059
Net cash used in investing activities	(286,083)	(458,262)	(657,018)	(1,948,393)	(619,227)	(47,414)
Net cash used in financing activities	-	(322,465)	(328,868)	(350,700)	197,784	15,144
Effect of inflation accounting	1,234	53,014	33,585	-	-	-
Increase (decrease) in cash and cash equivalents	407,889	(33,610)	83,710	(1,499,284)	10,314	789

_______________________

(1)
Translated into dollars at the rate of Ps.13.06 per U.S. dollar, the U.S. Federal Reserve noon buying rate for Mexican pesos at December 31, 2009.  Per share dollar amounts are expressed in dollars (not thousands of dollars). Operating data is expressed in units indicated.

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

(3)
Revenues from non-aeronautical services represent sources of revenues not subject to regulation under our maximum rates, and consist of revenues from car parking charges, leasing of commercial space to tenants, advertising, taxis, hotel business and other ground transportation providers and other miscellaneous sources of revenues.  Pursuant to our concessions and to the Airport Law and the regulations thereunder, parking services are currently excluded from aeronautical services under our maximum rates, although the Ministry of Communications and Transportation could decide to regulate such rates, and such rates may be regulated by other authorities.

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
(8)
For MFRS purposes, based on 392,000,000 weighted average common shares outstanding in 2005, 395,173,149 weighted average common shares outstanding in 2006, 399,611,578 weighted average common shares outstanding in 2007, 396,284,313 weighted average common shares outstanding in 2008 and 394,934,855 weighted average common shares in 2009.  For U.S. GAAP purposes, based on 391,624,384 weighted average common shares outstanding in 2006, 399,611,578 weighted average common shares outstanding in 2007, 396,284,313 weighted average common shares outstanding in 2008 and 394,934,855 weighted average common shares in 2009 .  Earnings per ADS are based on the ratio of 8 Series B shares per ADS.

(9)
Based on 399,611,578 , 399,224,413 and 397,874,855 weighted average common shares and common share equivalents outstanding for the year ended December 31, 2007, 2008 and 2009, respectively.  Earnings per ADS are based on the ratio of 8 Series B shares per ADS.

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

	Exchange Rate

Year Ended December 31,	High	Low	Period End	Average(1)
2005	11.41	10.41	10.63	10.88
2006	11.46	10.43	10.80	10.91
2007	11.27	10.67	10.92	10.93
2008	13.94	9.92	13.83	11.14
2009	15.41	12.63	13.06	13.50
December 2009	13.08	12.63	13.06	12.86
2010:
January 2010	13.03	12.65	13.03	12.81
February 2010	13.19	12.76	12.76	12.94
March 2010	12.74	12.30	12.30	12.57
April 2010	12.41	12.16	12.23	12.24
May 2010	13.14	12.27	12.86	12.73
___________________
(1)	Average of month-end rates or daily rates, as applicable.
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

On December 31, 2009, the Federal Reserve noon buying rate was Ps. 13.06 per U.S.$1.00. On May 28, 2010, the Federal Reserve noon buying rate was Ps. 12.86 per U.S. $1.00.

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

Our aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries.  In 2007, 2008 and 2009, approximately 81.7%, 81.3% and 80.5% respectively, of our total revenues were earned from regulated services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

Our maximum rates and annual efficiency adjustments will be renegotiated in 2010.

This year, the Ministry of Communications and Transportation will set our maximum rates and annual efficiency adjustments for 2011 through 2016.  For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4.  Information on the Company—Regulatory Framework—Revenue Regulation.”  We are unable to predict what our maximum rates or annual efficiency adjustments will be for this period, and we cannot assure you that any changes to our maximum rates or annual efficiency adjustments for this period will not have a material adverse impact on our results of operations.

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

Moreover, when determining our maximum rates for the next five-year period (from 2011 to 2015), the Ministry of Communications and Transportations may be solicited by different entities (such as, for example, the Mexican Federal Competition Commission (Comisón Federal de Competencia or the “Competition Comission”) and the carriers operating at our airports) to modify our maximum rates, thus reducing our profitability.  Therefore, there can be no assurance that the laws and regulations governing our business, including the rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations.

On October 1, 2007, the Chairman of the Mexican Federal Competition Commission released an independent report on the competitiveness of Mexico’s airports relative to each other and to international airports.  The Chairman’s report made the following recommendations as ways to increase efficiency at Mexican airports:

make economic efficiency a basis of tariff regulation for new concessions;

include income from commercial services as one of the factors in determining tariffs for new concessions;

strengthen the independence of the regulatory agency and increase the transparency of airport regulation;

promote greater efficiency in scheduling at airports with heavy volumes of passenger traffic;

promote greater competition between airports;

eliminate Aeropuertos y Servicios Auxiliares’ role as exclusive fuel service provider;

eliminate barriers to entry for taxi providers at airports; and

be mindful of vertical integration among airports and airlines.

On February 26, 2009, a legislative initiative was filed with the Chamber of Representatives (Cámara de Diputados) of the Congress of the Mexican Union (Congreso de la Union) by representantives of PRD (Partido de la Revolución Democrática), PT (Partido del Trabajo) and CONVERGENCIA.

This initiative seeks to reform a substantial part of the current Mexican Airport Law, which regulates airport-related matters.  The initiative was sent to the Transport and Communications Commissions of the Congress to be analyzed and, if each commission determines that the initiative includes all the elements necessary to reform the law, then the initiative will be submitted to the Congress for its approval.  On March 25, 2010, the Transport and Communications Commissions released a negative opinion on this initiative.  The negative opinion must now be submitted to Congress for its approval.  If Congress approves this negative opinion it would end this legislative process and the initiative would be discarded.  The approval by Congress is still pending.  There can be no assurance that Congress will approve the Commissions’ negative opinion or that these committees or Congress will file other initiatives that seek to reform the current Mexican Airport Law.  Should the current Mexican Airport law be amended with respect to matters that are related to our operations, such amendment could have a material impact on our operations.

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

Historically, we have set the prices we charge for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year.  For example, in 2009, our revenues subject to maximum rate regulation represented approximately 95.1% of the amounts we were entitled to earn under the maximum rates for all of our airports.  There can be no assurance that we will be able to establish prices in the future that allow us to collect substantially all of the revenue we are entitled to earn from services subject to price regulation.

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

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  Historically, Aeropuerto del Norte has been used solely for general aviation operations.  The state of Nuevo Leon has requested in the past that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations.  To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  However, there can be no assurance that the Ministry of Communications and Transportation will not authorize such an amendment and that commercial aviation flights will not operate from Aeropuerto del Norte in the future.  In addition, we understand that Aeropuerto del Norte is not capable of accommodating commercial passenger traffic with its current infrastructure.

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

Risks Related to Our Operations

The global economic and financial crisis has adversely affected our business and may continue to do so.

The current global economic and financial crisis has led to high volatility and lack of liquidity in the global credit and other financial markets.  Such downturns in the U.S. and global economies have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, decreased market valuations, increased market volatility, high financial risk premiums, and a widespread reduction of business activity generally.  These conditions have also limited the availability of credit and increased financial costs for companies around the world, including in Mexico and the United States.  The volatility of the credit and capital markets can significantly affect our ability to access credit to finance our future projects, therefore adversely affecting our business.

If the global economy does not recover or falls into a deeper recession, our business and results of operations will continue to be adversely affected. (See also “Risks Related to Mexico – Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico will adversely affect our business and results of operations” and “Risks Related to Mexico – Our business could be adversely affected by a downturn in the U.S. economy”).

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

Because a substantial majority of our international flights involve travel to and from the United States, we may be required to comply with security directives of the U.S. Federal Aviation Authority in addition to the directives of Mexican aviation authorities.  Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at our airports due to increased passenger screening and slower security checkpoints and increase our operating costs, which would have an adverse effect on our results of operations.

International events could have a negative impact on international air travel.

Historically, a substantial majority of our revenues have been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2007, 2008 and 2009, passenger charges represented 61.2%, 62.0% and 62.7%, respectively, of our total revenues.  Events such as the war in Iraq and public health crisis such as the Severe Acute Respiratory Syndrome, or SARS, crisis and the Influenza A(H1N1) crisis have negatively affected the frequency and pattern of air travel worldwide.

On April 30, 2009, President Felipe Calderon Hinojosa issued a presidential decree instructing Mexicans to remain in their homes for a period of five days to reduce the spread of the Influenza A(H1N1) virus.  The president also requested that travel should continue to operate subject to special passenger measures, including the use of thermographic cameras to prevent the spread of the A(H1N1) virus.

As a consequence of the presidential decree and public concerns, many people chose to cancel or delay scheduled travel, producing a reduction in passenger traffic and operations during the second quarter of 2009.  Although the World Health Organization recommended that borders remain open and international travel remain unrestricted, these factors affecting passenger traffic continued without change.

Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, further outbreaks of health epidemics such as SARS, Influenza A(H1N1) or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

High incidences of crime in Mexico, and drug trafficking in particular, could adversely affect our business.

A travel alert issued by the U.S. Department of State (Bureau of Consular Affairs) on April 12, 2010 (the “Travel Alert”), recommended the departure of dependents of U.S. government personnel from U.S. consulates in the Northern Mexican border cities of Tijuana, Nogales, Ciudad Juarez, Nuevo Laredo, Monterrey and Matamoros.  According to the Travel Alert, while millions of U.S. citizens safely visit Mexico each year, many are victims of violence.  The Travel Alert reported that gunfights involving the Mexican army, police and drug cartels have taken place in many towns and cities across Mexico but occur mostly in certain cities in northern Mexico, including Ciudad Juárez, Tijuana, Chihuahua City, Nogales, Matamoros, Reynosa and Monterrey.

U.S. government employees are restricted to travel within the state of Durango, certain parts of the state of Chihuahua and Ciudad Juarez, and all parts of the state of Coahuila.

The situation in Ciudad Juarez and surrounding areas is of special concern.  The U.S. Consulate General recommends U.S. citizens to defer non-essential travel to the southeast of Ciudad Juarez and to the northwest quarter of the state of Chihuahua.  In both areas U.S. citizens have been victims of drug-related violence and both areas are reached easily from the United States through various ports of entry.  While most crime victims are Mexican citizens, the Travel Alert warns that the uncertain security situation of the border region poses serious risks for U.S. citizens as well.

Higher incidences of crime throughout Mexico, and drug trafficking in particular, could have an adverse affect on our business as it may decrease the international passenger traffic directed to Mexico from abroad.

Increases in international fuel prices could adversely affect our business and results from operations.

International prices of fuel, which represent a significant cost for airlines using our airports, have increased in recent years, reaching record highs in the second quarter of 2008.  Such increases in airlines costs were among the factors leading to cancellations of routes, decreases in frequencies of flights, and in some cases even contributed to filings for bankruptcy by some airlines (such as Alma and Aladia).  For other airlines, such as Avolar and Aerocalifornia, such increased costs may have contributed to the denial of extensions of their concessions by the Mexican regulatory authorities for failure to satisfy security, service, coverage and quality requirement.  Although fuel prices in 2009 were below the prices in 2008, they may be subject to further increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries, and there can be no assurances that future air business would not be further affected by increased fuel prices.

Our revenues and profitability may be adversely affected if we fail in our business strategy.

Our ability to increase revenue and profitability will depend in part on our business strategy, which consists of increasing passenger and cargo traffic at our airports and increasing revenue from commercial activities.

Our ability to increase commercial revenue is, among other factors, significantly dependent upon increasing passenger traffic at our airports and the profitability from other non-aeronautical commercial businesses, such as our Terminal 2 hotel and commercial project at the Mexico City International Airport.  We cannot assure you that we will be successful in implementing our strategy of increasing our passenger traffic or revenues from commercial activities.  The passenger traffic volume in our airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve.  Accordingly, there can be no assurance that the passenger traffic volume in our airports will increase.

We may not fully recover our investment for the acquisition of the Terminal 2 commercial project.

In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the Mexico City International Airport, under a 20-year contract with the Mexico City International Airport.  The Spanish company NH Hoteles, S.A. de C.V. owns the other 10%.  The Terminal 2 Hotel opened in August 2009.

Part of the value of our investment in Terminal 2 of the Mexico City International Airport reflects the airport’s status as the only one in the proximity of Mexico City.  If a new airport were to be built near Mexico City, the Mexico City International Airport could be closed and we would therefore have no assurance of our ability to continue operating the hotel and the commercial areas or of our ability to recover our investment.  In addition, under certain circumstances, the operating lease agreement with the Mexico City International Airport can be terminated by the Mexico City International Airport with partial or no compensation to us.  Should a new Mexico City airport be constructed or the Mexico City International Airport terminates the operating lease agreement, there could be no assurances as to our ability to fully recover our investment in the Terminal 2 project.

As a new business endeavor, the NH Terminal 2 Hotel faces the challenge of gaining enough market share as it begins operations. We cannot assure you that the occupancy of the hotel will be sufficient to recover our investment.

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

In 2009, approximately 68.6% of our revenues were generated from four of our 13 airports.  In particular, the Monterrey International Airport generates the most significant portion of our revenues.  The following table lists the percentage of total revenues generated at our airports:

Airport	For year ended December 31, 2009
Monterrey International Airport	45.5%
Culiacán International Airport	8.0%
Mazatlán International Airport	7.7%
Acapulco International Airport	7.4%
Nine other airports	31.4%
Total	100.0%

As a result of the substantial contribution to our revenues from these four airports, any event or condition affecting these principal airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we believe we currently maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 57% of our total employees as of December 31, 2009), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

Our operations may be affected by union activities.

Our unionized employees (which accounted for 57% of our total employees as of December 31, 2009) are represented by a national union of airport workers that operates throughout Mexico.  To the extent that any unionized airport workers throughout the country successfully negotiate different employment terms than those we offer at our airports, our operations could be adversely affected by union activities, including organized strikes or other work stoppages.  In addition, we could be required to increase our labor expenses to match the terms agreed by the union with other Mexican airport operators.

Our operations depend on certain key airline customers, and the loss of or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.

Of the total revenues generated at our airports in 2009, Aeroméxico and its affiliates accounted for 27.8%, Mexicana and its affiliates accounted for 15.7%, VivaAerobus represented 11.0% and Interjet represented 9.4%.  In recent years, discount carriers, charter carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2009, passengers traveling on discount, charter and low-cost carriers, such as VivaAerobus, Interjet and Volaris accounted for approximately 31% of our commercial aviation passenger traffic.  Avolar, Alma and Aladia ceased operations during the last quarter of 2008 for not satisfying security, service, coverage and quality requirements (in the case of Avolar), or because of bankruptcy (in the case of Alma and Aladia).

Our airports could be affected by the reduction in aeronautical and non-aeronautical revenues resulting from a merger between Aeromexico and Mexicana or Volaris and Interjet. As of May 2010, we are not aware of any merger agreements between these airlines.

On June 3, 2009, the Ministry of Communications and Transportation, acting through the General Director for Civil Aviation, temporarily suspended the operation of 25 Aviacsa aircraft. Aviacsa received a judicial injunction that enabled it to continue operating, and it resumed operations on June 12.  On July 6, 2009 the Ministry of Communications and Transportation suspended Aviacsa’s right to use Mexican airspace, based on non-payment of royalties owed to the Navigation Services for Mexican Airspace. Aviacsa filed for insolvency protection on October 30, 2009.  Aviacsa accounted for 7.0% of our total passenger traffic during the January-June 2009 period and 96.7% of such passengers were domestic.

As a result of Aviacsa’s insolvency, we could encounter difficulties recovering the spaces leased to Aviacsa in our airports.  There can be no assurance that Aviacsa will voluntarily surrender the spaces leased in our airports.

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

On August 5, 2008 the Mexican regulatory authorities announced the temporary suspension of Avolar.  This suspension was effective for 2 days.  Avolar resumed its operations on August 8, 2008.  On October 24, 2008, the Mexican regulatory authorities denied Avolar’s extension of its concession due to Avolar’s financial problems.  Avolar was operating in four of our airports during 2008 overall (Acapulco, Culiacán, Durango and Zacatecas).  This airline represented 0.6% of our terminal passengers as of the end of August 2008.

On October 21, 2008, the charter airline Aladia announced the suspension of its operations.  We cannot predict whether Aladia will resume it operations with us in the future.  This airline accounted for 1.4% of our total passenger traffic for the first 10 months of 2008.  The main airports served by Aladia were Monterrey, Chihuahua, Mazatlán and Ciudad Juárez.

On November 7, 2008, Aerolíneas Mesoamericanas, S.A. de C.V. (Alma de México or Alma) announced the suspension of its operations and filed for bankruptcy. Alma was operating in nine of our airports:  Chihuahua, Mazatlán, Monterrey, San Luis Potosí, Tampico, Zihuatanejo, Reynosa, Torreón, and Ciudad Juárez.  The airline accounted for 3.5% of total passenger traffic during the first ten months of 2008 and for 3.3% of our total passenger traffic in October 2008.

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

The main domestic airlines operating at our airports have in the past refused to pay certain increases in our specific prices for regulated aeronautical services and could refuse to pay additional increases in the future.

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

Subsequently, we entered into an agreement with the National Air Transportation Board (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation pursuant to which we settled existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Under the agreement, the National Air Transportation Board agreed to cause our principal airline customers to enter into (a) contracts governing charges for certain aeronautical services and (b) lease contracts for property used by the airlines.  Although our agreement with the National Air Transportation Board expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until December 31, 2008, at which time we entered into a new agreement with the National Air Transportation Board that offered incentives, including discounts, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports.  We recently entered into a new agreement covering the period from August 1, 2009 to December 31, 2011. We continue to charge our principal airline customers in accordance with the terms of this agreement.

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

Our operations could be adversely affected due to changes in the collection of passenger charges.

The passenger charges are collected by the airlines and then paid to us on the basis of contracts entered into with each airline operating at our airports.  We cannot guarantee that all the airlines will continue collecting the passenger charges for us.  Should one or more airlines stop collecting passenger charges for us, we would have to collect these charges directly ourselves, which would result in higher costs for us.

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

In addition, we depend on third-party providers of certain complementary services such as catering and baggage handling.  For example, Grupo Aeroméxico and Grupo Mexicana together control Servicios de Apoyo en Tierra, or SEAT, pursuant to a joint venture. SEAT is the largest provider of baggage and handling services at our airports.  If SEAT or any of its affiliates or shareholders encounters financial difficulties, its ability to provide services at our airports could be negatively affected.  If any service providers, including SEAT, were to halt operations at any of our airports, we could be required to seek a new provider of these services or provide these services ourselves, either of which is likely to result in increased costs and have an adverse impact on our results of operations.

Actions by parties purporting to be former owners of land comprising a portion of the Ciudad Juárez International Airport could cause our concession to operate the airport to be terminated.

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages in the amount of U.S.$120 million.  On May 18, 2005 a Mexican court ordered us to return the disputed land to the plaintiffs.  However that decision and three subsequent constitutional claims (juicios de amparo) permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport.  On August 28, 2009, the Federal Government filed its answer to the claim, in which it requested that the trial be moved to Federal Jurisdiction.  This petition is still pending.

 In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of our concessions would require, our concession to operate the Ciudad Juárez International Airport would terminate.  In 2009, the Ciudad Juárez International Airport represented 4.8% of our revenue.  Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of our concessions the termination of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and that the Mexican federal government would be obligated to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that we would be so indemnified.

We may be liable for property taxes as a result of claims asserted against us by certain municipalities.

Administrative law proceedings were asserted against us by the municipalities of Reynosa, Zihuatanejo, Ciudad Juárez and Tampico for the payment of property taxes with respect to the real property on which we operate our airports in those cities.  The claims of the municipalities of Reynosa, Zihuatanejo, Ciudad Juárez and Tampico amounted to Ps.59.5 million, Ps.2.8 million, Ps.1.8 and Ps.1.0 million, respectively. The claim of Zihuatanejo, Ciudad Juárez and Tampico were dismissed on January, 2009, March, 2009 and February, 2009, respectively. On November 2009, the municipality of Ciudad Juárez claimed that we owe Ps.7.5 million in property taxes. The total amounts of the property-tax claims outstanding, as recently updated to reflect additional amounts claimed since the proceedings were first asserted, in Reynosa and Ciudad Juárez are Ps.59.5 million and Ps.7.5 million, respectively, although these amounts could increase if the underlying claims are not resolved in our favor.  Moreover, other municipalities where we operate our airports could assert similar claims.

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

From time to time, the Northern and Central regions of Mexico experience torrential rains, hurricanes (particularly during the months of July through September) and, depending on the region, earthquakes and volcanic activity.  In addition, the Mazatlán, Culiacán and Acapulco International Airports are susceptible to occasional flooding due to torrential rainfall.  Natural disasters may impede operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports.  Any of these events could reduce our passenger and cargo traffic volume.  The occurrence of natural disasters in the destinations we serve could adversely affect our business, results of operations, prospects and financial condition.  We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption.  Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on any of our insurance policies.

Our operations are at greater risk of disruption due to the dependence of several of our airports on a single commercial runway.

As is the case with many other domestic and international airports around the world, several of our airports, including the Culiacán, Mazatlán and Zihuatanejo International Airports, have only one commercial aviation runway.  While we seek to keep our runways in good working order and to conduct scheduled maintenance during off peak hours, we cannot assure you that the operation of our runways will not be disrupted due to required maintenance or repairs.  In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control.  The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

Labor laws and recent reforms to the Social Security Act published in the “Diario Oficial de la Federación” on July 9, 2009, requires subcontractors to register their employees at the Instituto Mexicano del Seguro Social and makes anyone hiring the services of subcontractors that have failed to do so, jointly liable for the payment of social security obligations, as well as any applicable penalties.  Therefore, if subcontractors providing services at our airports do not have their employees registered at the Instituto Mexicano del Seguro Social, we could be held jointly liable for the payment of social security obligations that these may have, as well as any applicable penalties.

We are exposed to certain risks inherently associated with the rental of real property.

We are exposed to risks generally associated with ownership of properties rented to third parties, such as a decline in rental market demand, occupancy rates or rent levels, non-payment of minimum rent and royalties by tenants or a weakening of the real estate market.  Moreover, our real estate assets are located on or adjacent to our airports and serve a particular sector of the rental market, thus exposing us to fluctuations in this specific market.  Any of these risks could adversely affect the profitability of our real estate development activities and, consequently, our business results of operations, prospects and financial position.

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

The International Civil Aviation Organization established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We are currently planning to purchase and install new screening equipment in all of our airports to facilitate our airline customers’ compliance with the new baggage screening guidelines. Until we agree on the contractual terms for the operation of this equipment with the airlines and the new screening equipment becomes operational, checked baggage will continue to be screened by hand by each airline in order to comply with the screening guidelines.  In some countries, such as the United States of America, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the new equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus subject to potential liability, if Mexican law changes in the future.

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

Aeroinvest, S.A. de C.V. (Aeroinvest) is the beneficial owner of 54.4% of our total capital stock.  Aeroinvest directly owns Series B shares representing 42.0% of our total capital stock and Series A shares of SETA representing 74.5% of its capital stock.  SETA in turn owns Series BB shares and Series B shares that collectively represent 16.7% of our capital stock.  Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to the Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, our chief operating officer and our commercial director, and to elect three members of our Board of Directors.  SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our stockholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders.  In the event of the termination of the Technical Assistance Agreement, the Series BB shares would be converted into Series B shares, resulting in the termination of all of SETA's special rights. If at any time before June 14, 2015 SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but its other special rights would be unaffected).  If at any time after June 14, 2015 SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, whether before or after June 14, 2015, all of its special rights will remain in place.  Pursuant to our bylaws, the Technical Assistance Agreement, the Participation Agreement and the Bancomext Trust, SETA was required to retain at least 51% of its Series BB shares until June 14, 2007, after which it became entitled to transfer up to one eighth of such 51% during each year thereafter. To date, SETA has not executed its right to transfer its Series BB shares.  The rights and obligations of SETA in our management are explained in “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.”

So long as the technical assistance agreement remains in effect and SETA continues to hold any Series BB shares, it also has the obligation to appoint and nominate the same directors and officers that it currently is entitled to appoint under our bylaws.  The technical assistance agreement sets forth certain qualifications that members of our management appointed by them must have.  The technical assistance agreement will remain in effect until June 14, 2015, after which it will be automatically extended for successive five-year periods unless any party thereto elects otherwise.

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

In addition to these special rights of SETA, Aeroinvest is entitled under Mexican law to elect one director to our board for each 10% of our capital stock that it owns.  Thus, Aeroinvest's ownership of at least 42.0% of our capital stock entitles it to elect four members of our Board of Directors. SETA and Aeroinvest are each subsidiaries of Empresas ICA.

The interests of SETA and Aeroinvest may differ from those of our other stockholders and can be contrary to the preferences and expectations of our other stockholders. We can offer no assurance that SETA and Aeroinvest and the officers nominated or appointed by them would exercise their rights in ways that favor the interests of our other stockholders.

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

In addition, in December 2005, our parent company Aeroinvest entered into certain credit facilities to finance Aeroinvest’s acquisition from the Mexican government of the Series B shares currently representing 35.3% of our capital stock and to finance an additional loan to SETA for the exercise of the option to acquire 2% of our Series B shares.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  Aeroinvest subsequently purchased additional Series B shares currently representing 6.7% of our capital stock in connection with our initial public offering in November 2006.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  If Aeroinvest were to default on its obligations under the refinancing agreements, Aeroinvest could lose its ability to vote its shares of our capital stock as well as its shares of SETA, and the trustee could in certain circumstances foreclose on the Series B shares and SETA shares held in trust.  The terms of the refinancing documents are described in “Item 5.  Operating and Financial Review and Prospects – Liquidity and Capital Resources.”  If Aeroinvest were to sell its Series B shares or lose its ability to vote its Series B shares, SETA and Aeroinvest may no longer control us, which could adversely affect our operations and result in a decrease in the price of our Series B shares and ADSs.

Our ability to make certain business decisions could be limited if Aeroinvest defaults on certain obligations under its refinancing facility.

As mentioned above, Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In connection therewith, Aeroinvest has assigned its economic interests (including its right to receive dividends) in its Series B Shares representing 42.0% of our capital stock as well as 74.5% of the Series A shares of SETA.  Under the refinancing agreements, Aeroinvest is required to cause us to comply with numerous covenants, which include certain restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change our business or make investments or capital expenditures outside of the master development plans.  In addition, Aeroinvest is required to cause us to distribute all of our available cash, subject to certain limitations, as quarterly dividends in accordance with our dividend policy, and is required to restrict us from making certain changes to the dividend policy.  If we do not distribute a minimum required amount of dividends on each dividend payment date, Aeroinvest will be in default under the refinancing documents.  If Aeroinvest defaults on its obligations under the refinancing documents, we would be further restricted in our ability create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change our business or make investments or capital expenditures outside of the master development plans, which could restrict our flexibility to capitalize on business opportunities or otherwise adversely affect our business and results of operations.  In addition, Aeroinvest could lose its ability to vote its shares of our capital stock as well as its shares of SETA, and the trustee could in certain circumstances foreclose on the Series B shares and SETA shares held in trust.  The terms of the refinancing documents are described in “Item 5.  Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Risks Related to Mexico

Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico will adversely affect our business and results of operations.

In 2007, 2008 and 2009, domestic terminal passengers have represented approximately 82.6%, 83.4% and 84.3% respectively, of the passenger traffic volume in our airports.  In addition, all of our assets are located, and all of our operations are conducted, in Mexico.  Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in Mexico.  As a result, our business, financial condition and results of operations could be adversely affected by the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico, or by political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy.  In 2001, Mexico’s GDP declined by 0.2%, while inflation reached 4.4%.  In 2002, GDP grew by 0.8% and inflation reached 5.7%.  In 2003, GDP grew by 1.4% and inflation was 4.0%.  In 2004, GDP grew by 4.2% and inflation increased to 5.2%.  In 2005, GDP grew by approximately 2.8% and inflation decreased to 3.3%.  In 2006, GDP grew by approximately 4.8% and inflation reached 4.1%.  In 2007, GDP grew by approximately 1.8% and inflation declined to 3.8%.  In 2008, GDP grew by approximately 1.3% and inflation increased to 6.5%. In 2009, GDP decreased by 6.5% and inflation was 3.6%.

During 2009, real and nominal interest rates in Mexico decreased more than 2% compared to 2008.  The annualized interest rates on 28 day Cetes (Certificados de la Tesoreria de la Federación) averaged approximately 9.2%, 7.2%, 7.2% 7.7% and 5.4% for 2005, 2006, 2007, 2008 and 2009, respectively.  To the extent that we incur Peso-denominated debt in the future, it could be at high interest rates.

The Mexican economy is undergoing an economic crisis that began in 2008 and continued in 2009 as a result of the impact of the global financial crisis, which affected many emerging economies.  The Mexican economy’s link with the U.S. economy remains very important, and therefore, any downside to the economic outlook of the U.S. may hinder any recovery in Mexico.  This crisis has adversely impacted our business and may have an even greater impact going forward to the extent that the global economy falls into an even deeper and longer lasting recession.  According to the Mexican National Statistical, Geographic and Information Institute, the Mexican gross domestic product decreased at an annualized rate of 2.3% during the fourth quarter of 2009.

In Mexico, the economic and financial crisis has adversely affected domestic traffic in 2009, which decreased substantialy compared to 2008, which itself had been adversely affected by the exit from the market of Aviacsa during that year and significant reductions in capacity by several other carriers. Furthermore, due to the suspension of operations by Aerocalifornia in July 2008 and the exit from the market of Aladia, Alma, and Avolar in the fourth quarter of 2008, our airports have lost terminal passenger traffic, with the main decreases being at the Ciudad Juárez (30.1%), Acapulco (22.9%), Monterrey (21.0%), San Luis Potosí (20.9%) and Tampico (19.2%) airports (in each case, 2009 as compared to 2008).  Generally all of our airports were affected during 2009 by the reductions in volume of passengers, the A(H1N1) virus and the exit from the market of 5 airlines in less than a year. We expect that domestic passenger traffic levels will continue to decrease until economic conditions improve in Mexico.

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

Depreciation of the peso relative to the U.S. dollar could adversely affect our results of operations and our financial condition.

Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume.  From September 30, 2008 to March 31, 2009, the peso depreciated by approximately 29.4%, from 10.98 pesos per U.S. dollar on September 30, 2008 to 14.21 pesos per U.S. dollar on March 31, 2009.  From September 30, 2009 to March 31, 2010, the peso appreciated by approximately 8.8%, from 13.49 pesos per U.S. dollar on September 30, 2009 to 12.30 pesos per U.S. dollar on March 31, 2010.  Between March 31, 2009, and September 30, 2009, the peso fluctuated between 13.00 and 14.00 pesos per U.S. dollar.  It began to appreciate, reaching 12.74 pesos per U.S. dollar on March 1, 2010.

A depreciation of the peso affects our business in the following ways: (i) international passengers and international flights pay tariffs denominated in U.S. dollars, while these tariffs are generally collected in Mexican pesos 60-115 days following the date of each flight, thus the depreciation of the Mexican peso had a positive impact on our results from operations which are denominated in Mexican pesos; and  (ii) as of December 31, 2009, we had 9.4 million of liabilities denominated in U.S. dollars, causing foreign exchange rate losses.  Any depreciation in the peso may cause additional foreign exchange losses.

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

The Mexican government has in recent years implemented changes to the tax laws applicable to Mexican companies, including us.  The terms of our concessions do not exempt us from any changes to the Mexican tax laws.  Should the Mexican government implement changes to the tax laws that result in our having significantly higher tax income or Business Flat tax, we will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations. For example the issuance of the new “Impuesto Empresarial a Tasa Unica” or “Business Flat Tax”, which was published on October 1, 2007, adversely impacted our results of operations in 2007, 2008 and 2009. See Item 5 “Operating and Financial Review and Prospects – Taxation”.  In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations.

Developments in other countries may affect us.

The market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries.  Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers.  In past years, prices of both Mexican debt and equity securities have been adversely affected by the sharp drop in Asian securities markets and the economic crises in Russia, Brazil, Argentina,Venezuela, Portugal, Italy, Greece, Spain and Dubai.

In addition, in recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States.  Therefore, the current economic downturn in the United States significantly adversely impacted the Mexican economy.  There can be no assurance that the market value of our securities will not be adversely affected by events elsewhere.

Delays in the process of obtaining necessary governmental approvals could affect our ability to expand our airports.

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

The U.S. economy is affected by a recession, which has had a direct impact on our business and results of operations, and may have an even greater impact going forward to the extent that the global economy falls into an even deeper and longer lasting recession.

The global economic crisis has had a direct impact on our business and results of operations, and may have an even greater impact going forward to the extent that the global economy falls into an even deeper and longer lasting recession.  In the third and fourth quarters of 2009, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product increased at annualized rates of 2.2% and  5.9%, respectively.  Likewise, according to the Mexican National Statistical, Geographic and Information Institute, the Mexican gross domestic product decreased at an annualized rate of 2.3% during the fourth quarter of 2009.  The air travel industry, and as a result, our results of operations, are substantially influenced by economic conditions in Mexico and the United States.  In 2009, approximately 80% of the international passengers in our airports arrived or departed on flights originating in or departing to the United States and approximately 16% of our revenues in 2009 were derived from passengers charges imposed on departures from or arriving in the United States.  Similarly, in 2009, approximately 84% of our passengers traveled on domestic flights, and approximately 47% of our revenues in 2009 were derived from domestic passenger charges.

Our international traffic in 2009 decreased 22.4% compared to 2008, principally as a result of the cancellation of routes, and the reduction of frequencies on scheduled international flights, largely on part of U.S. carriers.  The airports where these factors had the greatest impact include Monterrey and our tourist destination airports (Acapulco, Mazatlán and Zihuatanejo).  In the fourth quarter of 2009, international passenger traffic decreased 10.6% compared to the fourth quarter of 2008.  The reduction in frequencies of some scheduled international flights and the cancellation of routes, principally by Continental, Delta, Aviacsa, American, Frontier, and Alaska, affected international traffic in the majority of our airports. Monterrey, Zihuatanejo, Mazatlán, Acapulco, and Culiacán were the airports most affected followed by Ciudad Juárez, Torreón, San Luis Potosí, Durango, Tampico, and Chihuahua. Zacatecas and Reynosa were the only two airports that reported an increase in international traffic.

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

A principal objective of the securities laws of the United States is to promote full and fair disclosure of all material corporate information.  However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about U.S. issuers of listed securities.  While we are required to reconcile our net income and stockholders’ equity to those amounts that would be derived under U.S. GAAP in our annual financial statements, the effects of inflation accounting under MFRS through December 31, 2007 are not eliminated in such reconciliation in our annual financial statements.  For this and other reasons, the presentation of MFRS consolidated financial statements and reported earnings may differ from that of U.S. companies in this and other important respects.  For further information about the differences between MFRS and US GAAP please see Note 24 to our financial statements.

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

HISTORY AND DEVELOPMENT OF THE COMPANY

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., which we refer to by the acronym “GACN”, is a corporation (sociedad anonima bursatil de capital variable) organized under the laws of Mexico.  We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private investment.  The duration of our corporate existence is indefinite.  We are a holding company and conduct substantially all of our operations through our subsidiaries.  The terms “GACN”, “we”, “us” and “our” in this annual report refer to Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. together with its subsidiaries, and to properties and assets that we own or operate, unless otherwise specified.  Our registered office is located at Aeropuerto Internacional de Monterrey, Zona de Carga, Carretera Miguel Alemán, Km. 24 s/n, 66600 Apodaca, Nuevo León, México, telephone +52.81.8625.4300.  Our U.S. agent is Puglisi & Associates.  Our U.S. agent’s address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

SETA’s current stockholders are:

•
Aeroinvest, S.A. de C.V. (“Aeroinvest”), which owns 74.5% of SETA.  Aeroinvest is a wholly owned subsidiary of Empresas ICA, S.A.B. de C.V.  Aeroinvest also directly owns 42.0% of our Series B shares as a result of its exercise of an option to acquire these shares from the Mexican government and its subsequent purchase of additional Series B shares representing 6.7% of our capital stock.  Aeroinvest’s Series B shares were acquired in December 2005 from the Mexican government at an aggregate cost of U.S. $203.3 million (determined based on an initial price per share of U.S. $1.28 plus an annual 5% premium, subject to decreases corresponding to dividends declared and paid by us).  Empresas ICA, the parent of Aeroinvest, is the largest engineering, construction and procurement company in Mexico.  Empresas ICA’s principal lines of business are construction and engineering, housing and infrastructure operations, including the operation of airports (through SETA), toll roads and municipal services.  Empresas ICA is listed on the Mexican Stock Exchange and the New York Stock Exchange.  Through Aeroinvest, Empresas ICA controls a majority of our capital stock.

•
Aéroports de Paris Management, S.A., which owns 25.5% of SETA.  Aéroports de Paris Management is a wholly owned subsidiary of Aéroports de Paris, S.A., a French company recognized as a leading European airport group.  Aéroports de Paris, S.A. was previously the direct owner of the 25.5% participation in SETA until August 2006 when it transferred its participation in SETA to Aéroports de Paris Management. For more than 40 years, Aéroports de Paris has operated the Charles de Gaulle and Orly airports in France, which processed 83 million passengers in 2009.  Aéroports de Paris is listed on the Eurolist Market of Euronext Paris S.A.

In December 2005, our parent company Aeroinvest entered into certain credit facilities to finance Aeroinvest’s acquisition from the Mexican government of the Series B shares currently representing 35.3% of our capital stock and to finance an additional loan to SETA for SETA’s exercise of the option to acquire 2% of our Series B shares.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  In November 2006 Aeroinvest purchased additional Series B shares representing 0.75% of our capital stock.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In connection with the Merrill Lynch refinancing, Aeroinvest has assigned its economic interests (including its right to receive dividends) with respect to its Series B shares representing 42.0% of our capital stock as well as 74.5% of the Series A shares of SETA.  During 2007, 2008 and 2009, Aeroinvest purchased additional Series B shares representing 3.14%, 2.43% and 0.34%, respectively, of our capital stock, and from January 1, 2008 to December 31, 2008, Aeroinvest purchased additional Series B shares representing 2.43% of our capital stock.  Aeroinvest's economic interests with respect to these or any other additional Series B shares purchased by Aeroinvest may become subject to an assignment under the terms of the refinancing documents in certain circumstances, including any issuance of additional notes.  The terms of the refinancing documents are described in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”  In addition, Aeroinvest and SETA have entered into an agreement with Nacional Financiera, S.N.C., or NAFIN, a Mexican national credit institution and development bank owned and controlled by the Mexican Government, pursuant to which Aeroinvest has agreed, if certain conditions to be agreed by the parties are met, on or after December 2010, to either (i) sell the Series B shares it owns representing 35.3% of our capital stock or (ii) deposit such Series B shares in a voting trust.  The terms of this obligation are described more fully under “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Under the technical assistance agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2009 amounted to approximately Ps. 51.9 million.  This agreement is more fully described in “Item 7. Related Party Transactions.”

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

Master Development Programs

Every five years, we are required to submit to the Ministry of Communications and Transportation for approval a master development program for each of our concessions describing, among other matters, our traffic forecasts for the following 15 years, expansion, modernization and maintenance plans, and detailed investment plan for the following five years.  Each master development program is required to be updated and resubmitted for approval to the Ministry of Communications and Transportation every five years.  Upon such approval, the master development program is binding for the following five years and deemed to constitute part of the relevant concession.  Any major construction, renovation or expansion of an airport generally may only be made pursuant to a concession holder’s master development program and upon approval by the Ministry of Communications and Transportation.  In December 2005, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2006 to 2010 period.  These five-year programs will be in effect from January 1, 2006 until December 31, 2010.  During 2010, the master development program for the next five-year period will be prepared for each of our concessions.

The following tables set forth our historical committed investments and capital expenditures for the periods indicated.  Our capital expenditures have historically exceeded our committed investments pursuant to our master development programs, primarily due to capital expenditures intended to complement the minimum amounts required under our master development programs or that are otherwise necessary to accommodate the growth of our business (such as our investments at Terminal 2 at the Mexico City International Airport).  In addition, our master development programs include some commitments that are expensed rather than capitalized; thus, not all of our committed investments will constitute capital expenditures.  These capital expenditures are updated based on the Producer Price Index.

Historical Committed Investments Under Master Development Programs

	Year ended December 31,
	2007	2008	2009	Total 2007-2009
	(thousands of pesos)
Acapulco	47,273	32,341	15,082	94,696
Ciudad Juárez	38,963	22,864	19,818	81,645
Culiacán	15,281	8,630	23,045	46,956
Chihuahua	9,800	31,258	7,849	48,907
Durango	29,834	20,686	24,486	75,006
Mazatlán	29,148	10,413	19,371	58,932
Monterrey	277,742	267,165	86,095	631,002
Reynosa	20,356	11,683	9,582	41,621
San Luis Potosí	13,740	21,049	25,108	59,897
Tampico	24,311	12,693	15,943	52,947
Torreón	10,951	31,332	6,407	48,690
Zacatecas	14,392	4,612	24,934	43,938
Zihuatanejo	15,139	21,979	28,367	65,485
Total	546,930	496,705	306,087	1,349,722

The following table sets forth our historical capital expenditures, which reflect our actual expenditures (as compared to its committed investments, which are presented above) by airport for the periods indicated.

Historical Capital Expenditures by Airport

	Year ended December 31,
	2007	2008	2009
	(thousands of pesos)
Acapulco	42,917	36,275	37,366
Ciudad Juárez	21,421	52,641	18,465
Culiacán	12,517	37,111	35,743
Chihuahua	16,431	23,102	21,132
Durango	53,786	30,548	10,285
Mazatlán	22,550	24,021	10,324
Monterrey	396,142	1,743,039	395,964
Reynosa	17,130	13,644	19,386
San Luis Potosí	15,825	23,050	26,273
Tampico	20,845	25,028	18,430
Torreón	7,229	24,516	30,998
Zacatecas	9,230	15,177	17,222
Zihuatanejo	14,900	22,613	32,269
Other	7,087	156,796	193,799
Total	658,010	2,227,561	867,656

The following table sets forth our historical capital expenditures by type of investment across all of our airports for the periods indicated:

	Year ended December 31,
	2007	2008	2009
	(thousands of pesos)
Terminals	407,928	232,961	328,271
Runways and aprons	159,888	263,000	181,465
Machinery and equipment	44,310	35,796	38,988
Land	0	1,455,904	62,725
Other	45,884	239,900	256,207
Total	658,010	2,227,561	867,656

Our capital expenditures from 2007 through 2009 were allocated to the following types of investments at the majority of our airports:

•
Terminals.  We remodeled many of the terminals at our airports by expanding departure areas (concourses and lounges), baggage claim areas and arrival areas, by improving lighting systems, adding office space, adding taxi and other ground transportation waiting areas, and by increasing handicapped services and remodeling restrooms.

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

•	Land. As part of our strategic investments, in 2009 and 2008 territorial reserves of Ps. 62,725 and Ps. 1,455,904, respectively, were purchased to develop and expand our key airports.

•
Utility-related infrastructure.  We installed sewage treatment plants and systems at several of our airports, improved drainage systems, and installed underground electric wiring systems at several of our airports.

•
Developments at Mexico City International Airport.  In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the Mexico City International Airport, under a 20-year lease agreement with the Mexico City International Airport.  The Spanish company NH Hoteles, S.A. de C.V. owns the other 10%. The Terminal 2 Hotel opened in August 2009.

The following table sets forth our committed investments approved by the Ministry of Communications and Transportation for each airport for 2006 through 2010.  We will be required to comply with the investment obligations under these programs on a year-by-year basis.  These capital expenditures are updated based on the Producer Price Index.

Committed Investments by Airport

	Year ended December 31,
	2006(1)	2007	2008	2009	2010	Total 2006-2010
	(thousands of pesos)
Acapulco	108,790	47,273	32,341	15,082	15,292	218,778
Ciudad Juárez	52,097	38,963	22,864	19,818	12,411	146,153
Culiacán	69,324	15,281	8,630	23,045	2,467	118,747
Chihuahua	80,275	9,800	31,258	7,849	10,647	139,829
Durango	19,270	29,834	20,686	24,486	9,422	103,698
Mazatlán	100,740	29,148	10,413	19,371	2,293	161,965
Monterrey	351,599	277,742	267,165	86,095	24,417	1,007,018
Reynosa	20,747	20,356	11,683	9,582	1,788	64,156
San Luis Potosí	28,013	13,740	21,049	25,108	3,166	91,076
Tampico	44,999	24,311	12,693	15,943	4,592	102,538
Torreón	19,527	10,951	31,332	6,407	8,310	76,527
Zacatecas	18,831	14,392	4,612	24,934	7,960	70,729
Zihuatanejo	81,292	15,139	21,979	28,367	13,299	160,076
Total	995,504	546,930	496,705	306,087	116,064	2,461,290
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

The following table sets forth our committed investments for 2006 through 2010 by type of investment, which are updated based on the Producer Price Index:

Committed Investments by Type

	Year ended December 31,
	2006(1)	2007	2008	2009	2010	Total 2006-2010
	(thousands of pesos)
Terminals	121,565	119,407	240,368	65,400	16,264	563,004
Runways and aprons	295,128	252,062	195,582	177,501	71,708	991,981
Machinery and equipment	74,087	90,802	50,181	56,185	28,092	299,347
Baggage screening system – investments	497,027	69,839	0	0	0	566,866
Other	7,697	14,820	10,574	7,001	0	40,092
Total	995,504	546,930	496,705	306,087	116,064	2,461,290
_______________
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

For the year ended December 31, 2009, our capital expenditures totaled Ps. 867,656 million.  Our capital expenditures for 2009 were devoted primarily to our committed investments.

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

According to figures published by the Mexican Bureau of Civil Aviation, our commercial aviation passenger traffic accounted for approximately 15.2 % of all arriving and departing commercial aviation passengers in Mexico in 2009.

In 2009, we recorded revenues of Ps. 1,896.3 million (U.S.$145.2 million) and net income of Ps. 469.5 million (U.S.$ 35.9 million).  In 2009 our airports handled approximately 11.5 million terminal passengers, a decrease of 18.1% with respect to the 14.1 million terminal passengers in 2008.

Our airports serve several major international routes, including Monterrey-Houston, Monterrey-Dallas, Monterrey-Las Vegas, Monterrey-Atlanta, Monterrey-Chicago and Monterrey -New York. Our airports also serve several other major international destinations, including Houston, Los Angeles, Dallas and Phoenix.  In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada.  Our airports also serve major domestic routes, including Monterrey-Mexico City, which was the country’s busiest domestic route in 2009, with approximately 2.2 million total passengers (including passengers flying directly to the nearby airport of Toluca, which are counted together with those flying to Mexico City), according to the Mexican Bureau of Civil Aviation.  Other major domestic routes served by our airports include Mexico City-Acapulco, Mexico City-Ciudad Juárez and Culiacán-Tijuana, with approximately 393 thousand, 347 thousand and 282 thousand total passengers, respectively, in 2009 according to the Mexican Bureau of Civil Aviation.

Monterrey is the third largest city in Mexico in terms of population, with a population of 4,199,292 in the greater metropolitan area.  Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s ninth largest state in terms of population.  It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities.  Business travelers account for a substantial portion of passengers at the Monterrey International Airport.  The airport is our leading airport in terms of passenger traffic volume, air traffic movements and contribution to revenues, and ranked fourth busiest airport in Mexico based on passenger traffic volume in 2009, according to data published by the Mexican Bureau of Civil Aviation. Our Monterrey International Airport accounted for approximately 46.8% and 45.1% of our terminal passenger traffic in 2008 and 2009, respectively.

Three of our airports, Acapulco International Airport, Mazatlán International Airport and Zihuatanejo International Airport, serve popular Mexican tourist destinations.  Of these tourist destinations, Acapulco and Mazatlán are the largest, with Acapulco constituting Mexico’s thirteenth largest international tourist destination and Mazatlán the seventeenth largest in terms of visitors in 2009, according to the Mexican National Institute of Immigration.  Acapulco is a principal port of call for cruise ships.  In 2009, the Acapulco International Airport, Mazatlán International Airport and Zihuatanejo International Airport collectively accounted for 18.5% of our aggregate terminal passengers and 20.4% of our total revenues.

Mexico was the tenth largest tourist destination in the world in 2008 in terms of international arriving tourists. Mexico had 22.6 million arriving tourists, according to the latest data published by the World Tourism Organization.  Within Latin America and the Caribbean, in October 2009 Mexico ranked nineteenth in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization.

Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity, with such diverse economic activities as mining (Durango International Airport and Zacatecas International Airport), maquiladora manufacturing (Chihuahua International Airport and Torreón International Airport), petroleum and chemical production (Tampico International Airport), agriculture and livestock (Culiacán International Airport) and transportation and logistics (San Luis Potosí International Airport).  In 2009, these seven regional airports collectively accounted for 29.0% of our aggregate terminal passengers and 27.7% of our total revenues.

The remaining two airports in the group, Ciudad Juárez International Airport and Reynosa International Airport, serve cities situated along the border of Mexico and the United States.  Both Ciudad Juárez and Reynosa are popular entry points to the United States. In 2009, the Ciudad Juárez International Airport and the Reynosa International Airport collectively accounted for 7.4% of our aggregate terminal passengers and 6.4% of our total revenues.

In addition, we entered into a joint investment with the international hotel operator NH Hoteles, S.A. de C.V., under Consorcio Grupo Hotelero T2 (“Consortium”) to develop and operate a 287-room hotel and more than 5,000 square meters of commercial space inside Terminal 2 of the Mexico City International Airport (the Mexico City International Airport), under a 20-year lease agreement with the Mexico City International Airport. The Terminal 2 Hotel opened in August 2009.

The Consortium is currently carrying out market and feasibility studies for the development of the commercial areas, with an expected beginning of operations of the first phase of the commercial development in 2010.

This project provides us with the opportunity to participate in the operation of the Mexico City International Airport Terminal 2 passenger terminal, which according to the Mexico City International Airport, served more than 24 million passengers in 2009.  Airlines based in Terminal 2 include Aeromar, Aeroméxico and Aeroméxico Connect, Continental, Copa, Delta and LAN.  We consider this a key part of our strategy to increase our non-aeronautical revenues.  This project, along with acquisitions of land reserves in 2008 to develop and expand our key airports, accounted for the significant increase in our balance of property, machinery and equipment at December 31, 2008 compared to our balance at December 31, 2007.

The following table provides summary data for each of our 13 airports for the years ended December 31, 2008 and 2009:

	Year ended December 31, 2008					Year ended December 31, 2009
Airport	Terminal Passengers		Revenues(1)		Revenues per terminal passenger(1)	Terminal passengers		Revenues(1)		Revenues per terminal passenger(2)
	Number (in millions)%		(millions of pesos)%		(pesos)	Number (in millions)%		(millions of pesos)%		(pesos)
Metropolitan area:
Monterrey International Airport	6.6	46.8	924.2	46.3	140.3	5.2	45.1	858.6	45.5	165.1
Tourist destinations:
Acapulco International Airport	1.1	7.7	157.5	7.9	144.8	0.8	7.3	141.3	7.5	168.4
Mazatlán International Airport	0.8	5.9	139.2	7.0	167.0	0.7	6.5	144.5	7.7	194.3
Zihuatanejo International Airport	0.6	4.6	96.6	4.8	150.0	0.6	4.7	98.3	5.2	180.5
Total tourist destinations	2.6	18.2	393.3	19.7	153.3	2.1	18.5	384.1	20.4	180.5
Regional cities:
Chihuahua International Airport	0.8	5.9	120.5	6.0	144.5	0.7	6.5	116.1	6.2	155.8
Culiacán International Airport	1.1	7.8	140.5	7.0	127.9	1.1	9.2	150.1	8.0	141.2
Durango International Airport	0.2	1.7	33.5	1.7	143.4	0.2	1.8	34.0	1.8	159.3
San Luis Potosí International Airport	0.3	1.9	46.7	2.3	178.9	0.2	1.8	45.7	2.4	221.4
Tampico International Airport	0.6	4.1	79.8	4.0	137.0	0.5	4.1	70.6	3.7	150.1
Torreón International Airport	0.5	3.4	70.4	3.5	146.2	0.4	3.4	65.8	3.5	166.9
Zacatecas International Airport	0.3	1.9	37.2	1.9	139.1	0.3	2.2	40.0	2.1	159.0
Total regional destinations	3.8	26.7	528.5	26.5	140.6	3.4	29	522.3	27.7	156.2
Border cities:
Ciudad Juárez International Airport	0.9	6.4	117.5	5.9	130.1	0.6	5.5	90.0	4.8	142.6
Reynosa International Airport	0.2	1.8	30.6	1.6	123.7	0.2	1.9	31.2	1.6	144.5
Total border city destinations	1.2	8.2	148.1	7.5	128.7	0.8	7.4	121.2	6.4	143.1
TOTAL:	14.1	100.0	1,994.2	100.00	141.8	11.5	100	1,886.2	100.0	163.8
________________
(1)	Revenues do not include eliminations of transactions among our subsidiaries.

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

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.  In 2007, 2008 and 2009, aeronautical services revenues represented approximately 81.7%, 81.3% and 80.5% respectively, of our total revenues.

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

Our principal airline customers were required to pay us no later than 152 days after the invoice delivery date.  The term for payment was dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment terms during periods of lower interest rates (within a defined range).  In 2009, the weighted average term of payment was 81 days.

The new agreements between our airports and our principal airline customers provide that from May 1, 2010, payments for passenger charges will be 60 days after the invoice delivery date for Aeromexico, Mexicana and Volaris, 45 days after the invoice delivery date for VivaAerobus and 30 days after the invoice delivery date for Interjet.

International passenger charges are currently U.S. dollar-denominated, but are collected in pesos based on the average exchange rate during the month prior to the flight, and as such the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.  Domestic passenger charges are peso-denominated.  In 2007, 2008 and 2009, passenger charges represented approximately 75.0%, 76.3% and 77.9%, respectively, of our aeronautical services revenues and approximately 61.2%, 62.0% and 62.7%, respectively, of our total revenues.  Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services.  Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client.  In 2007, 2008 and 2009, these charges represented approximately 7.7%, 6.9% and 6.2%, respectively, of our aeronautical services revenues and approximately 6.3%, 5.6% and 5.0%, respectively, of our total revenues.

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

Aircraft Long-Term Parking Charges

We collect charges from our carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo.  These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client.  Together with our aircraft parking, boarding and unloading charges described above, in 2007, 2008 and 2009, these charges represented approximately 6.2%, 5.9% and 5.0%, respectively, of our aeronautical services revenues and 5.1%, 4.8% and 4.0%, respectively, of our total revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles.  These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client.  In 2007, 2008 and 2009, these charges represented approximately 1.5%, 1.5% and 1.1%, respectively, of our aeronautical services revenues and approximately 1.2%, 1.2% and 0.9%, respectively, of our total revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our X-ray equipment, metal detectors and other security equipment and personnel.  These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight.  Independent subcontractors provide airport security services at our airports.  In 2007, 2008 and 2009, these charges represented approximately 1.5%, 1.4% and 1.3%, respectively, of our aeronautical services revenues and approximately 1.2%, 1.1% and 1.0%, respectively, of our total revenues.

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

The International Civil Aviation Organization established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We are currently planning to purchase and install new screening equipment in all of our airports to facilitate our airline customers’ compliance with the new baggage screening guidelines. Until we agree on the contractual terms for the operation of this equipment with the airlines and the new screening equipment becomes operational, checked baggage will continue to be screened by hand by each airline in order to comply with the screening guidelines.  In some countries, such as the United States of America, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the new equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus subject to potential liability, if Mexican law changes in the future.

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

Cargo Handling

In 2007, 2008 and 2009, our 13 airports handled approximately 82, 79, and 72 thousand metric tons of cargo, respectively.  Increases in our cargo volume are beneficial to us for purposes of the maximum rate calculations, as cargo increases the number of our workload units.

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

Non-aeronautical Services

General

Our revenues from non-aeronautical services are principally derived from commercial activities.  Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services.  Our revenues from non-aeronautical services are derived from commercial activities, such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants.  In 2007, 2008 and 2009, revenue from non-aeronautical services accounted for approximately 18.3% 18.7%, and 19.5%, respectively, of total revenue.

None of our revenues from non-aeronautical services are regulated under our maximum-rate price regulation system, though other authorities may regulate them.  For example, our parking facilities may be subject to certain municipal regulations.

Revenues from Commercial Activities

As the main part of our business strategy we have made it a priority to increase our revenues from commercial activities in our airports and to develop and promote the “OMA” brand, including the “OMA Plaza” retail brand described below.  As a result of our efforts, our revenues from commercial activities have increased from approximately 7% of revenues in 2000 to 18.4% of revenues in 2009, primarily as a result of the following initiatives:

•
Expanding and reconfiguring the commercial space available in our airport terminals.  In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase our exposure to the commercial businesses operating in our airports.  As a result, between 2000 and 2009, we increased the total area available for commercial activity in our 13 airports by approximately 50%, and have more than doubled the commercial area in the Monterrey International Airport.

•
Renegotiating agreements with terminal tenants to be more consistent with market practice. We have also improved our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square-footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports.  We estimate, based on the nature of our tenant operations, that approximately half of our commercial space is suitable for royalty-based leasing arrangements.  As of December 31, 2009, substantially all of the eligible contracts were represented by royalty-based leasing arrangements.

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

•
Developments at Mexico City International Airport. In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the Mexico City International Airport, under a 20-year lease agreement with the Mexico City International Airport.  The Spanish company NH Hoteles, S.A. de C.V. owns the other 10%.  The Terminal 2 Hotel opened in August 2009.

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

•
Retail stores – We have completed several renovation projects as part of our overall effort, described above, to improve the product mix and brand recognition of retail stores in the commercial areas at our airports.  Our retailer tenants currently offer such internationally recognized product brands as Hermes, Mont Blanc, Swatch, Christian Dior, Lancôme, L’Oreal, Swarovski, Lacoste, Cartier, Bulgari and Hugo Boss.  We also have several duty-free retailers that cater to international passengers.

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

Our Airports

In 2007, 2008 and 2009, our airports served a total of approximately 14.2 million, 14.1 million, and 11.5million terminal passengers, respectively.  Monterrey International Airport accounted for approximately 46.2%, 46.8% and 45.1% of our terminal passenger traffic in 2007, 2008 and 2009, respectively.  Acapulco International Airport, Mazatlán International Airport and Zihuatanejo International Airport, our main airports servicing the next most popular destinations in our airport group, collectively accounted for approximately 18.5%, 18.2% and 18.5% of our terminal passenger traffic in 2007, 2008 and 2009, respectively.  Ciudad Juárez International Airport, our largest airport servicing a border city, accounted for approximately 6.4%, 6.4% and 5.5% of our terminal passenger traffic in 2007, 2008 and 2009, respectively.  All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following tables set forth the passenger traffic volume presented in amounts of (1) total passengers, (2) terminal departing passengers and (3) terminal arriving passengers, for each of our airports for the periods indicated:

Passenger Traffic

	Year Ended December 31,
	2005			2006			2007			2008			2009
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	880,190	39,291	919,481	994,286	45,445	1,039,731	1,057,347	49,444	1,106,791	1,087,974	26,098	1,114,072	839,048	7,186	846,234
Chihuahua	599,977	79,932	679,909	664,392	80,257	744,649	854,757	60,231	914,988	833,793	46,451	880,244	745,165	27,078	772,243
Ciudad Juárez	611,942	31,032	642,974	698,765	44,856	743,621	908,835	26,033	934,868	903,129	23,212	926,341	631,111	15,163	646,274
Culiacán	769,118	118,238	887,356	843,989	138,637	982,626	1,137,571	167,684	1,305,255	1,099,038	138,456	1,237,494	1,062,893	96,621	1,159,514
Durango	214,920	47,334	262,254	236,200	24,933	261,133	279,310	36,405	315,715	233,471	23,709	257,180	213,394	1,339	214,733
Mazatlán	799,801	106,125	905,926	819,214	91,839	911,053	905,010	120,261	1,025,271	833,714	109,124	942,838	743,556	54,638	798,194
Monterrey	4,660,138	360,213	5,020,351	5,253,600	300,737	5,554,337	6,559,613	304,195	6,863,808	6,586,190	163,050	6,749,240	5,199,895	93,411	5,293,306
Reynosa	146,250	1,777	148,027	136,991	1,417	138,408	191,326	1,208	192,534	247,339	991	248,330	215,392	384	215,776
San Luis Potosí	233,610	832	234,442	227,102	1,160	228,262	264,349	1,973	266,322	261,049	2,007	263,056	206,500	1,480	207,980
Tampico	402,122	13,292	415,414	485,125	12,570	497,695	580,117	14,880	594,997	582,328	13,452	595,780	470,304	3,825	474,129
Torreón	374,559	91,188	465,747	410,124	52,479	462,603	522,295	80,903	603,198	481,265	56,173	537,438	394,377	12,995	407,372
Zacatecas	297,137	72,469	369,606	332,224	122,865	455,089	277,339	57,191	334,530	267,344	40,791	308,135	251,602	7,888	259,490
Zihuatanejo	608,897	4,062	612,959	681,581	4,150	685,731	674,612	8,352	682,964	644,029	6,105	650,134	545,051	4,098	549,149
Total	10,598,661	965,785	11,564,446	11,783,593	921,345	12,704,938	14,212,481	928,760	15,141,241	14,060,663	649,619	14,710,282	11,518,288	326,106	11,844,394
________________
(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2005			2006			2007			2008			2009
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	256,715	192,531	449,246	296,841	207,896	504,737	348,822	189,869	538,691	382,157	167,744	549,901	296,995	122,194	419,189
Chihuahua	261,361	36,808	298,169	290,516	41,988	332,504	380,161	46,424	426,585	366,151	48,949	415,100	330,430	39,504	369,934
Ciudad Juárez	272,641	878	273,519	314,698	552	315,250	424,456	794	425,250	422,987	767	423,754	302,401	433	302,834
Culiacán	365,805	25,748	391,553	407,618	20,651	428,269	549,967	28,322	578,289	534,556	25,463	560,019	525,464	14,629	540,093
Durango	82,656	24,293	106,949	91,989	26,132	118,121	121,291	18,695	139,986	101,108	15,174	116,282	94,040	11,312	105,352
Mazatlán	178,758	222,324	401,082	173,150	237,725	410,875	221,627	233,579	455,206	212,322	208,419	420,741	194,543	178,082	372,625
Monterrey	1,779,871	515,697	2,295,568	2,042,616	497,271	2,539,887	2,668,059	509,709	3,177,768	2,732,645	517,040	3,249,685	2,200,697	384,942	2,585,639
Reynosa	65,674	117	65,791	65,008	68	65,076	90,877	488	91,365	116,668	1,101	117,769	103,818	1,322	105,140
San Luis Potosí	77,923	39,514	117,437	70,550	42,681	113,231	87,299	45,123	132,422	84,508	45,750	130,258	69,634	33,364	102,998
Tampico	171,153	30,307	201,460	208,718	33,604	242,322	259,532	30,346	289,878	259,107	30,483	289,590	209,326	25,088	234,414
Torreón	149,345	36,911	186,256	162,828	42,378	205,206	216,027	46,060	262,087	196,318	44,330	240,648	165,160	30,914	196,074
Zacatecas	99,691	52,973	152,664	118,673	52,517	171,190	91,539	50,736	142,275	92,056	44,394	136,450	81,436	46,203	127,639
Zihuatanejo	143,963	161,763	305,726	165,047	176,772	341,819	176,019	164,000	340,019	171,832	151,826	323,658	152,093	123,025	275,118
Total	3,905,556	1,339,864	5,245,420	4,408,252	1,380,235	5,788,487	5,635,676	1,364,145	6,999,821	5,672,415	1,301,440	6,973,855	4,726,037	1,011,012	5,737,049

	Year ended December 31,
	2005			2006			2007			2008			2009
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Acapulco	298,273	132,671	430,944	341,685	147,864	489,549	391,401	127,255	518,656	436,514	101,559	538,073	339,423	80,436	419,859
Chihuahua	271,814	29,994	301,808	297,980	33,908	331,888	392,448	35,724	428,172	381,821	36,872	418,693	346,314	28,917	375,231
Ciudad Juárez	337,558	865	338,423	382,757	758	383,515	482,572	1,013	483,585	478,597	778	479,375	327,740	537	328,277
Culiacán	366,652	10,913	377,565	410,628	5,092	415,720	547,829	11,453	559,282	533,082	5,937	539,019	522,094	706	522,800
Durango	89,741	18,230	107,971	99,989	18,090	118,079	127,370	11,954	139,324	109,796	7,393	117,189	102,348	5,694	108,042
Mazatlán	201,781	196,938	398,719	191,529	216,810	408,339	234,667	215,137	449,804	224,663	188,310	412,973	200,326	170,605	370,931
Monterrey	1,867,610	496,960	2,364,570	2,271,885	441,828	2,713,713	2,948,821	433,024	3,381,845	2,898,749	437,756	3,336,505	2,315,744	298,512	2,614,256
Reynosa	80,190	269	80,459	71,903	12	71,915	99,822	139	99,961	129,484	86	129,570	109,952	300	110,252
San Luis Potosí	85,549	30,624	116,173	80,207	33,664	113,871	96,062	35,865	131,927	94,096	36,695	130,791	75,213	28,289	103,502
Tampico	185,451	15,211	200,662	223,699	19,104	242,803	272,511	17,728	290,239	271,800	20,938	292,738	221,332	14,558	235,890
Torreón	160,898	27,405	188,303	173,396	31,522	204,918	225,526	34,682	260,208	207,748	32,869	240,617	176,105	22,198	198,303
Zacatecas	98,085	46,388	144,473	116,784	44,250	161,034	93,788	41,276	135,064	95,619	35,275	130,894	84,398	39,565	123,963
Zihuatanejo	169,731	133,440	303,171	187,620	152,142	339,762	192,041	142,552	334,593	198,440	121,931	320,371	165,157	104,776	269,933
Total	4,213,333	1,139,908	5,353,241	4,850,062	1,145,044	5,995,106	6,104,858	1,107,802	7,212,660	6,060,409	1,026,399	7,086,808	4,986,146	795,093	5,781,239

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2009.

Capacity by Airport(1)

Airport	Peak air traffic movements per hour	Runway Capacity(2)
Acapulco	7	40
Chihuahua	8	40
Ciudad Juárez	5	20
Culiacán	10	20
Durango	3	40
Mazatlán	7	22
Monterrey	26	38
Reynosa	4	18
San Luis Potosí	5	20
Tampico	5	22
Torreón	6	20
Zacatecas	4	20
Zihuatanejo	7	20
___________________________________
(1)	2009 figures.
(2)	Air traffic movements per hour.

The following table sets forth the air traffic movements for each of our airports for the periods indicated.

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2005	2006	2007	2008	2009
Acapulco	26,336	28,015	30,016	30,248	26,671
Chihuahua	36,614	36,681	23,567	35,989	33,635
Ciudad Juárez	20,424	19,612	61,675	21,059	15,114
Culiacán	50,648	55,691	37,992	43,771	39,044
Durango	15,599	15,672	17,112	16,255	15,981
Mazatlán	23,965	24,046	25,292	25,942	23,514
Monterrey	94,292	101,736	116,826	110,150	85,260
Reynosa	6,513	7,877	9,483	10,403	8,388
San Luis Potosí	22,102	22,150	23,696	22,184	20,236
Tampico	21,299	22,730	27,938	24,453	20,575
Torreón	21,523	21,546	25,101	22,923	15,861
Zacatecas	9,112	10,381	9,169	9,001	8,742
Zihuatanejo	13,899	16,474	16,190	14,856	13,710

Total	362,326	382,611	424,057	387,234	326,731
_________________________________
(1)	Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	Year ended December 31,
	2005	2006	2007	2008	2009
Acapulco	33.4	35.5	35.2	36.0	31.5
Chihuahua	16.4	18.1	22.5	23.2	22.2
Ciudad Juárez	30.0	35.6	38.6	42.9	41.8
Culiacán	15.2	15.2	18.4	25.1	27.2
Durango	13.8	15.1	16.3	14.4	13.4
Mazatlán	33.4	34.1	35.8	32.1	31.6
Monterrey	49.4	51.6	56.1	59.8	61.0
Reynosa	22.5	17.4	20.2	23.8	25.7
San Luis Potosí	10.6	10.3	11.2	11.8	10.2
Tampico	18.9	21.3	20.8	23.8	22.9
Torreón	17.4	19.0	20.8	21.0	24.9
Zacatecas	32.6	32.0	30.2	29.7	28.8
Zihuatanejo	43.8	41.4	41.7	43.4	39.8
Average of all airports	29.3	30.8	33.5	36.3	35.3
_________________________________
(1)	Includes total passengers divided by total air traffic movements.

Metropolitan Area

Monterrey International Airport

Monterrey International Airport is our most important airport in terms of passenger traffic (including both domestic and international passengers), air traffic movements and contribution to revenues.  According to the Mexican Bureau of Civil Aviation, Monterrey International Airport was the fourth busiest airport in Mexico in 2009, in terms of commercial aviation passenger traffic.  In 2007, 2008 and 2009, it accounted for approximately 46.2%, 46.8% and 45.1%, respectively, of our terminal passenger traffic.

In 2007, 2008 and 2009, a total of 6.6 million terminal passengers, 6.6 million terminal passengers and 5.2 million terminal passengers, respectively, were served by Monterrey International Airport.  Of the terminal passengers in 2007, 85.6% were domestic and 14.4% were international passengers.  In 2008, 85.5% were domestic and 14.5% were international passengers.  In 2009, 86.9% were domestic and 13.1% were international passengers.  This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 12 commercial airlines operate at this airport.  The principal ones are VivaAerobus, Aeroméxico, Mexicana, Interjet and Aeroméxico Connect.  On March 16, 2009, Mexicana Link started operations at this airport with the route to Guadalajara.  It later added new routes to Puebla, Queretaro, Cancún, and Veracruz.  Volaris, the low cost carrier, began flying to Tijuana in February 2009. On October 5, 2009, Aeromar restarted operations at this airport with the route to San Luis.  VivaAerobus stopped flying to Austin and started flying to Las Vegas on July 1, 2009 and to Guadalajara on April 1, 2009.  VivaAerobus reduced its flights to other cities.  Aeroméxico stopped flying to Detroit and Madrid in January 2009, to Roma in April 2009 and to Havana and Tijuana in September 2009.  In April 2009, Mexicana stopped flying to Los Angeles and in October 2009 it started flying to New York.  Aviacsa was suspended on July 6, 2009 by the Ministry of Communications and Transportation.  Their principal routes during 2009 were México, Guadalajara, Ciudad Juarez, Cancún, and Las Vegas.  The principal non-Mexican airlines operating at this airport are American Airlines and Continental.  Airlines operating at this airport serve 34 direct destinations.  Of these direct destinations, 25 are domestic and 9 are international.  The principal direct routes from this airport are Mexico City, Guadalajara, Toluca, Cancún, Veracruz, Hermosillo, Tijuana, Ciudad Juárez, Dallas, Houston, Las Vegas, Chicago, Atlanta, Detroit, New York, and Los Angeles.  Domestic traffic was affected by the suspension of Aviacsa.  Since 2005, we have entered into agreements with five new Mexican carriers for the operation of various additional routes to and from the airport.  In addition, two of those new Mexican carriers have elected to establish their headquarters at this airport, one of which is VivaAerobus.

Monterrey International Airport is located approximately 21 kilometers (13 miles) from the city of Monterrey, which has a population (including its suburbs) of approximately 4,199,292.  Monterrey is Mexico’s third largest city in terms of population and is one of Mexico’s most productive industrial centers.  It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities.  Monterrey is the capital of the state of Nuevo León, the third highest contributor to Mexico’s gross domestic product (GDP).  As home to most of Nuevo León’s industry, Monterrey generates roughly 91.7% of the state’s GDP.

Monterrey International Airport operates 24 hours daily.  The airport currently has two operating runways, one with a length of 3,000 meters (9,842 feet), and the other with a length of 1,800 meters (5,905 feet).  The airport’s runway capacity is 38 air traffic movements per hour.  The airport also has an instrument landing system (ILS).  The airport occupies a total area of 821 hectares (88,371,705 square feet).  The airport’s facilities include a commercial passenger terminal building with a total area of approximately 28,966 square meters (311,787 square feet), of which 5,023 square meters (54,065 square feet) is commercial space, a 29-position apron for commercial aviation, a two-position apron for air freight, a ten-position apron for general aviation, five taxiways, nine air bridges, an ample boarding lounge for passengers making connections with other flights, and other boarding lounges.  Currently, the airport has 11 gates for international or domestic flights.

In November 2006 we completed construction of a new temporary passenger Terminal C building with a total area of approximately 4,800 square meters (51,668 square feet) to handle additional traffic from the new airlines serving the airport.  This new Terminal, which commenced operation at year-end 2006, is mainly used by the low cost carrier VivaAerobus.  The Terminal C has four boarding gates and serves five aircraft positions. In October 2007, in response to the request of low cost carrier VivaAerobus, we started an expansion for the passenger Terminal C. In particular, this expansion would lead to a development of a commercial area with 9 leased spaces for duty free, snacks, and boutiques, an enlargement of the waiting lounge and the construction of an additional baggage claim area with space for the principal customs and migration authorities. The aggregate expansion would amount to additional 2,794 square meters (or 30,075 square feet).

On June 4, 2007, construction began on Terminal B of the Monterrey International Airport, which is expected to begin operations in the end of the third quarter of 2010.  Terminal B is expected to have the capacity to service 2.0 million passengers per year.  The 21,000 square meter (226,049 square feet) facility is expected have two levels plus a mezzanine, and include six passenger jet ways (four of which are completed), seven contact positions for regional planes and four remote parking positions.  Our affiliate ICA has been engaged to construct the foundation, procure, fabricate and assemble the metallic structure and install the three-dimensional roofing structure for the facility. The relevant agreement was approved, in accordance with our Related Party Guidelines, by our Board of Directors upon the recommendation of our Committee responsible for Corporate Practices Functions, which concluded that the contract is on terms that the Committee believes are arm’s length.

With an area of 60,000 square meters (645,840 square feet) for freight operations, Monterrey International Airport is the leading air-cargo terminal in northern Mexico.  The airport offers one of Mexico’s most attractive air shipping options, both as a final destination and as a logistical hub.  Its current infrastructure servicing air cargo operations includes, among other facilities, terminal warehouses (including a 4,000 square meter (43,056 square foot) terminal warehouse occupied by United Parcel Service, Federal Express since 2004, DHL since January 2010 and OMA Carga, which we operate directly), merchandise checkpoint platforms (which can service nine trailers simultaneously), and parking for 359 cars and 32 trailers.  Roadways suitable for trailers and cars that serve the terminal and x-ray facilities are available.

In 2004, we completed a remodeling of the Monterrey International Airport Terminal A.  Among the upgraded facilities introduced to the public were automatic check-in kiosks, internet access points, new VIP lounges, and lounge areas for passengers awaiting connecting or regional flights.

Within our plans for future expansion of the Monterrey International Airport, on February and June 2007, March and May 2008, and July and December of 2009 we completed the acquisition of land surrounding the airport for an aggregate surface of 777 hectares for an aggregate price of Ps.1,608,370,907 (US$ 123,152,443).

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

VivaAerobus was the only airline that took advantage of these incentives.  VivaAerobus established its corporate and operational headquarters at the Monterrey International Airport.  In December 2006, VivaAerobus commenced operations with two aircraft operating nine routes.  By December 2008, VivaAerobus had 18 destinations with seven aircraft operating in their fleet and was serving 7 of our airports from Monterrey.  The principal routes served by VivaAerobus at the Monterrey International Airport are Veracruz, Cancún, Mérida, Culiacán, Villahermosa, and Chihuahua.  VivaAerobus opened its first international route to Austin, Texas, which started flying in May of 2008.  We believe that our participation in this agreement resulted in a decrease in our aeronautical revenues per terminal passenger in 2007 and 2008, and on September 10, 2008 we agreed with VivaAerobus to terminate the program. As a result, we will no longer provide financial incentives to VivaAerobus for the traffic it generates at Monterrey.

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  Historically, Aeropuerto del Norte has been used solely for general aviation operations.  The state of Nuevo Leon has requested in the past that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations.  To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  However, there can be no assurance that the Ministry of Communications and Transportation will not authorize such an amendment and that commercial aviation flights will not operate from Aeropuerto del Norte in the future.  In addition, we understand that Aeropuerto del Norte is not capable of accommodating commercial passenger traffic with its current infrastructure.

Tourist Destinations

Acapulco International Airport

Acapulco International Airport is our third most important airport in terms of passenger traffic, air traffic movements and contribution to revenues.  According to the Mexican Bureau of Civil Aviation, Acapulco International Airport was the thirteenth busiest airport in Mexico in 2009, in terms of commercial aviation passenger traffic.  In 2007, 2008 and 2009, it accounted for approximately 7.4%, 7.7% and 7.3%, respectively, of our terminal passenger traffic.

In 2007, 2008 and 2009, a total of 1,057,347 terminal passengers, 1,087,974 terminal passengers and 839,048 terminal passengers, respectively, were served by Acapulco International Airport.  Of the terminal passengers in 2007, 70.0% were domestic and 30.0% were international passengers.  Of the terminal passengers in 2008, 75.2% were domestic and 24.8% were international passengers.  In 2009, 75.9% were domestic and 24.1% were international passengers.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of ten commercial airlines operate at the airport. The principal Mexican airlines are Interjet, Mexicana, Aeroméxico, Volaris and VivaAerobus.  The non-Mexican airlines operating at the airport are American and Continental.  Airlines operating at this airport serve 11 direct destinations.  Of these destinations, Mexico City, Toluca, Houston, Tijuana and Monterrey are the most popular.  In 2005 we entered into agreements with two new low-cost Mexican carriers for the operation of two additional routes: Acapulco-Toluca and Puebla-Acapulco-Tijuana.  VivaAerobus began operating a Monterrey-Acapulco route in December 2006.  On January 13, 2008, Aviacsa ceased its operations at the Acapulco airport (as a result of the high fuel prices), followed by Avolar, which cancelled the Acapulco-Puebla route in April 2008 and then had its operations suspended by the Mexican regulatory authorities on August 28, 2008.  On April 28, 2008, Volaris began operating the Acapulco-Tijuana route at this airport.

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

The runway capacity at Acapulco International airport is 40 air traffic movements per hour.  The airport also has an instrument landing system (ILS), which provides precise guidance to assist aircraft during landing.  The airport occupies a total area of 448.7 hectares (48,297,666 square feet) and has two buildings, one for commercial aviation and the other one for executive or general aviation.  The building for commercial aviation has four floors and occupies a total area of 19,943 square meters (214,666 square feet), of which 1,733 square meters (18,649 square feet) is commercial space.  Besides having the ILS, runway 10-28 has approach lights and flashes on both headers.

The general aviation platform has capacity to park either 6 aircraft category Bravo (B), and 20 aircraft category Alfa (A), or 8 aircraft category Bravo (B) and 12 aircraft category Alfa (A). It also has 2 positions for aircraft category Bravo (B) to load and unload. Additionally, a dual position area enables both types of aircraft to park in these positions. Runway 10-28 is 45 meters wide and meets Eco (E).

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

Mazatlán International Airport

Mazatlán International Airport is our fifth most important airport in terms of passenger traffic.  According to the Mexican Bureau of Civil Aviation, Mazatlán International Airport was the 17th busiest airport in Mexico in 2009, in terms of commercial aviation passenger traffic.  In 2007, 2008 and 2009, it accounted for approximately 6.4%, 5.9%, and 6.5% respectively, of our terminal passenger traffic.

In 2007, 2008 and 2009, a total of 905,010 terminal passengers, 833,714 terminal passengers and 743,556 terminal passengers, respectively, were served by Mazatlán International Airport.  Of the terminal passengers in 2007, 50.4% were domestic and 49.6% were international passengers.  In 2008, 52.4% were domestic and 47.6% were international passengers.  In 2009, 53.1% were domestic and 46.9% were international passengers.  The airport’s passengers are predominantly domestic tourists who come from Mexico City, Monterrey and Tijuana among other cities, and international tourists who come primarily from the United States and Canada.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of nine commercial airlines operate at the airport.  The Mexican airlines are Click, Mexicana Link, Aeroméxico Connect, VivaAerobus, Volaris and Magnicharters.  During 2008, four airlines ceased their operations at the airport: Aerocalifornia was suspended on July 24, 2008, Delta ceased its operations at the airport on July 16, 2008, Aeroméxico ceased its operations at the airport on September 12, 2008 and Alma de Mexico ceased its operations at the airport and filed for bankruptcy on November 7, 2008. As of June 10, 2008, Mexican regulatory authorities temporarily suspended Magnicharter’s operations due to safety issues; the airline then resumed its operations two weeks after its suspension.  Since August 2009, Mexicana Click and Mexicana Link carry on the operations of Cia Mexicana de Aviacion.

The non-Mexican airlines operating at the airport are Alaska Airlines, US Airways, Mesa Airlines, Continental Airlines West Jet and Frontier. The airlines’ operations at the airport serve 12 direct destinations.  Of these destinations, Mexico City, Toluca, Monterrey, Guadalajara, Tijuana, and Los Cabos are the national routes.  Volaris began operating a new Tijuana-Mazatlán-Toluca route on November 25, 2008.  Under the amended bilateral aviation agreement entered into between Mexico and the United States in December 2005, the international routes are Los Angeles, Phoenix, Houston, Denver and Seattle.  The non-Mexican airlines Northwest and West Jet operate the international routes coming from Minneapolis in the United States, and from Calgary, Winnipeg, Edmonton, Toronto, Regina, Vancouver and Saskatoon in Canada.

Mazatlán International Airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of approximately 600,000.  Mazatlán is the principal tourist destination of the Sinaloa region, with about 9,600 hotel rooms, according to the Mexican Ministry of Tourism.  Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

Mazatlán International Airport operates 24 hours daily.  Its runway capacity is 22 air traffic movements per hour.  The airport occupies approximately 458 hectares (49,298,709 square feet) of land.  The airport’s facilities include a terminal building with a total area of 16,300 square meters (175,453 square feet), of which 1,447 square meters (15,571 square feet) is commercial space.  The airport has a 71,709-square-meter (771,595-square-feet) commercial aviation apron with ten positions and a 33,669-square-meter (362,268-square-feet) general aviation apron with 60 positions.  In addition, the airport has four air bridges, multiple boarding lounges, and a public parking facility that accommodates 152 vehicles and included 5 handicapped spots.  The airport’s runway is 2,702 meters (8,865 feet) long, with four taxiways that connect the commercial and general aviation platforms.

Mazatlán International Airport has been extensively remodeled and upgraded since 2000 in order to improve its operational efficiency and appearance.  Its runway system was completely replaced in and its 2001 platform for general aviation was completely renovated in 2003.  The terminal building was also remodeled to include, among other amenities, tourist information services and new charter flight check-in counters.  The remodeling project was completed in 2003. Recent improvements to the airport included the separation of the arrival and departure areas, general improvements to the international boarding area and a helicopter-landing platform.

Zihuatanejo International Airport

Zihuatanejo International Airport is our seventh most important airport in terms of passenger traffic. According to the Mexican Bureau of Civil Aviation, Zihuatanejo International Airport was the 21st busiest airport in Mexico in 2009, in terms of commercial aviation passenger traffic.  In 2007, 2008 and 2009, it accounted for approximately 4.7%, 4.6% and 4.7%, respectively, of our terminal passenger traffic.

In 2007, 2008 and 2009, a total of,  674,612 terminal passengers, 644,029 terminal passengers and 545,051 terminal passengers, respectively, were served by Zihuatanejo International Airport.  Of the terminal passengers in 2007, 54.6% were domestic and 45.4% were international passengers.  Of the terminal passengers in 2008, 57.5% were domestic and 42.5% were international passengers.  In 2009, 58.2% were domestic and 41.8% were international.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican economic conditions.

A total of eight commercial airlines operate at the airport; the principal domestic airlines are Aeroméxico, Interjet and Click Mexicana.  Non -Mexican airlines operating at the airport include Alaska Airlines, Continental and US Airways.  Alma ceased service to Zihuatanejo in April 2008 and filed for bankruptcy on November 7, 2008.  Airlines operating at this airport serve 8 destinations.  Of these destinations, Mexico City, Toluca, Houston, Phoenix and Los Angeles are the principal direct routes.

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

Zihuatanejo International Airport operates 14 hours daily, from 7:00 a.m. to 9:00 p.m., with an extended schedule from 5:00 a.m. to 12:00 a.m.  The airport has one runway, which is 2,500 meters (8,202 feet) long with a runway capacity of 20 air traffic movements per hour.  The airport’s facilities include a terminal building encompassing an area of 6,905 square meters (74,325 square feet), including ,1,033 square meters (10,798 square feet) of commercial space.  It has a six-position commercial aviation apron, a 30-position general aviation apron and two taxiways.  The airport has four gates for international or domestic flights.

The quality of services offered at the Zihuatanejo International Airport has improved as a result of the recent expansion and renovation of the baggage claim, passenger waiting and commercial areas.

Regional Cities

Chihuahua International Airport

Chihuahua International Airport is our fourth most important airport in terms of passenger traffic, air traffic movements and contribution to revenues.  According to the Mexican Bureau of Civil Aviation, Chihuahua International Airport was the sixteenth busiest airport in Mexico in 2009, in terms of commercial aviation passenger traffic.  In 2007, 2008 and 2009, it accounted for approximately 6.0%, 5.9% and 6.5%, respectively, of our terminal passenger traffic.

In 2007, 2008 and 2009, a total of 854,757 terminal passengers, 833,793 terminal passengers and 745,165 terminal passengers, respectively, were served by Chihuahua International Airport.  Of the terminal passengers in 2007, 90.4% were domestic and 9.6% were international passengers.  In 2008, 89.7% were domestic and 10.3% were international passengers.  In 2009, 90.8% were domestic and 9.2% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of nine commercial airlines operate at the airport, of which the principal ones are Aeroméxico, Aeroméxico Connect (formerly Aerolitoral), VivaAerobus and Interjet. Aeromexico started flying to Albuquerque on February 9, 2009.  Mexicana Link started flying to Chihuahua, Torreón and Guadalajada on September 17, 2009. On October 22, 2008, the low-cost airline Volaris began operating a direct route to Toluca.  Airlines operating at this airport serve 11 destinations.  The principal routes are Toluca, Mexico City, Monterrey, Houston and Dallas.  On March 26, 2007, due to safety concerns and financial problems, Mexican regulatory authorities announced the immediate suspension of Azteca, which accounted for approximately 7.1% of this airport’s revenue in 2006.

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

Chihuahua International Airport operates 14 hours daily, from 7:00 a.m. to 9:00 p.m. (local time), with an extended schedule from 5:00 a.m. to 12:00 a.m.  The airport has two runways, with lengths of 2,620 meters (8,596 feet), and 1,100 meters (3,609 feet), respectively.  The runway system has a capacity of 40 air traffic movements per hour.  The airport occupies a total area of approximately 921.4 hectares (99,178,670 square feet).  The airport’s facilities include a terminal building with a total area of approximately 6,292 square meters (67,724 square feet), including 773 square meters (8,319 square feet) of commercial space, a seven-position apron for commercial aviation, a 21-position apron for general aviation, four taxiways, a two-position apron for airfreight and one air bridge.  The airport has four gates for international or domestic flights.

To accommodate growing demand for airfreight services and an expanding local economy, we completed the construction of a cargo area, which includes a warehouse, a customs office, x-ray zones, storage areas and packaging offices.  We currently operate all international cargo operations at this airport directly.

Culiacán International Airport

Culiacán International Airport is our second most important airport in terms of passenger traffic, air traffic movements and contribution to revenues.  According to the Mexican Bureau for Civil Aviation, Culiacán International Airport was the eleventh busiest airport in Mexico in 2009, in terms of commercial aviation passenger traffic.  In 2007, 2008 and 2009, it accounted for approximately 8.0%, 7.8% and 9.2%, respectively, of our terminal passenger traffic.

In 2007, 2008 and 2009, a total of 1,137,571 terminal passengers, 1,099,038 terminal passengers and  1,062,893 terminal passengers respectively, were served by Culiacán International Airport.  Of the terminal passengers in 2007, 96.5% were domestic and 3.5% were international passengers.  In 2008, 97.1% were domestic and 2.9% were international passengers.  In 2009, 98.6% were domestic and 1.4% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation.  In 2007, 2008 and 2009, commercial aviation accounted for approximately 94.9%, 96.2% and 96.4%, respectively, and general aviation accounted for approximately 5.1% , 3.8% and 3.6%, respectively, of the airport’s terminal passenger traffic.

A total of six commercial airlines regularly operate at the airport, the principal ones of which are Aeroméxico, Aeroméxico Connect (formerly Aerolitoral), Click Mexicana, Volaris, VivaAerobus and Interjet. VivaAerobus started flying from Culiacán to La Paz, Los Cabos and Guadalajara on January 12, January 15 and June 1, respectively. Interjet started flying to Mexico on February 4, 2009 and stopped flying to Tijuana on August 21, 2009. On April 14, 2008, Avolar suspended its operations at the Culiacán airport as a consequence of the suspension of its operations by the Mexican regulatory authorities, followed by Aviacsa, which ceased its operations on May 12, 2008 (as a result of the high fuel prices).  Volaris and Aerocalifornia immediately absorbed the market served by Avolar.  Similarly, VivaAerobús immediately absorbed the market served by Aviacsa.  On July 24, 2008, the Mexican regulatory authorities suspended the operations of Aerocalifornia, due to safety concerns relating to the carrier’s fleet of aircraft.  Since its suspension, Aerocalifornia’s passenger portion to Tijuana and Guadalajara has been absorbed mainly by Volaris.  After its merger with Northwest, Delta ceased its operations at the Culiacán airport on August 17, 2008, and on April 30, 2008, Mexicana also canceled its Culiacán-Los Angeles route, leaving the direct Culiacán-Los Angeles route unattended.  Currently, Aeroméxico Connect serves the Culiacán-Los Angeles route with a layover in Hermosillo.

Airlines operating at this airport serve 9 direct destinations, which are Tijuana, Mexico City, Monterrey, Guadalajara, Toluca, Hermosillo, La Paz, Mexicali, and San José del Cabo.

Culiacán International Airport is located approximately 12 kilometers (7 miles) from downtown of the city of Culiacán, whose population is approximately 875,000 in the whole municipality.  Culiacán is the capital of the state of Sinaloa, an important producer of beef and agricultural products.  The potential for growth of exports to the United States could generate an increase cargo operations at this airport, though we can offer no assurances that such growth will in fact occur or that cargo operations would increase as a result thereof.

Although Culiacán International Airport operates 16 hours daily, from 6:00 a.m. to 10:00 p.m. (local time), it frequently extends its hours of operation to service either cargo operations or late scheduled commercial flights.  Its runway capacity is 12 to 15 air traffic movements per hour.  The airport occupies a total area of 289.9 hectares (31,204,576 square feet) and has two air bridges.

Within the development of the Culiacán International Airport, on May 2008 we completed the acquisition of land surrounding the airport for an aggregate surface of 32.5 hectares (3,498,270 square feet) at an aggregate price of Ps. 32.5 million (US$ 3.1 million).

In 2002, in order to improve efficiency, we completed the construction of a new 8,046-square meter (86,607-square foot) terminal that includes 1,138 square meters (12,247 square feet) of commercial space, a boarding lounge, 15 commercial establishments, a 238-space public parking area, a 73-space parking area for employees and authorities, a five-position apron for commercial aviation and two air bridges. In 2009, the commercial apron was reconfigured to simultaneously park up to eight aircfrat and still have the capacity to simultaneously accommodate up to five type C aircraft and at least one type B (regional) aircraft.

Culiacán International Airport also includes military installations.  The presence of these installations amid their operational activity may at some point affect the airport’s runway capacity at peak hours, thus affecting its civil aviation operations.  Military activity has been lately intensive in helicopter usage.

Durango International Airport

In each of 2007, 2008 and 2009, Durango International Airport accounted for approximately 2.0%, 1.7% and 1.9%, respectively, of our terminal passenger traffic.

In 2007, 2008 and 2009, a total of 279,310 terminal passengers, 233,471 terminal passengers and 213,394 terminal passengers, respectively, were served by Durango International Airport.   Of the terminal passengers in 2007, 89.0% were domestic and 11.0% were international passengers.  Of the terminal passengers in 2008, 90.3% were domestic and 9.7% were international passengers.  In 2009, 92.0% were domestic and 8.0% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of two commercial airlines currently operate at the airport: Aeroméxico Connect (formerly Aerolitoral) and Contienental.  On April 14, 2008, Avolar suspended its operations at Durango as a consequence of the suspension of its operations by the Mexican regulatory authorities.  On July 24, 2008, the Mexican regulatory authorities suspended also the operations of Aerocalifornia due to safety concerns relating to the carrier’s fleet of aircraft.  On October 26, 2008, Aeromexico cancelled the Durango-Chicago route.

From February to September, Interjet operated in the Durango International Airport serving the Durango-Mexico route. During summer Interjet served the Durango-Tijuana route.

Airlines operating at this airport service 4 direct destinations.  Of these, Mexico City, Tijuana, and Houston were the most important routes at the end of the year 2009.

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

The airport’s total area is 552.2 hectares (59,438,313 square feet).  Its facilities include a 4,000 square meters (43,056 square feet) terminal building with 125 square meters (1,342 square feet) of commercial space.  It has a three-position commercial aviation apron, a 26-position general aviation apron, and a 142-space public parking area.  The airport has two gates for international or domestic flights.

Improvements to the airport in 2008 included an improved boarding lounge for international and domestic flights, the expansion of the concourse, the expansion of the check-in area, improvement of commercial spaces, the expansion of the public parking lots and the separation of the arrival and departure areas.

San Luis Potosí International Airport

In 2007, 2008 and 2009, San Luis Potosí International Airport accounted for approximately 1.9%, 1.9% and 1.8%, respectively, of our terminal passenger traffic.

In 2007, 2008 and 2009, a total of 264,349 terminal passengers, 261,049 terminal passengers and 206,500 terminal passengers, respectively, were served by San Luis Potosí International Airport.  Of the terminal passengers in 2007, 69.4% were domestic and 30.6% were international passengers.  In 2008, 68.4% were domestic and 31.6% were international.  In 2009, 70.1% were domestic and 29.9% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport, which are Aeroméxico Connect (formerly Aerolitoral), Aeromar, Continental Airlines and American Eagle.  Aeromexico Connect stopped flying to Monterrey on April 4, 2009 and Aeromar started flying from San Luis Potosi to Monterrey on October 5, 2009.  Airlines operating at this airport serve four destinations.  Of these destinations, the airport’s most important direct routes are Mexico City, Houston, Dallas and Monterrey.

San Luis Potosí International Airport is located approximately 15 kilometers (9 miles) from the northeast city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of approximately 730,950.  The city of San Luis Potosí is equidistant (300 kilometers approximately) from three of the most important cities in Mexico (Mexico City, Guadalajara and Monterrey).  It is located within an area that represents 80%, in the aggregate, of Mexico’s total economic consumption, making it a natural distribution center for packing and shipping companies.  We are developing efforts to take advantage of this potential for cargo activities.  For example, in 2005, in collaboration with Estafeta Mexicana S.A. de C.V., a major Mexican airfreight company, we completed the construction of an international cargo facility at this airport, which Estafeta Mexicana now occupies.  Estafeta Mexicana distributes approximately 100,000 shipments to over 2,500 destinations daily, has a network of 415 offices and several concessionaires, operates Boeing 737-300F and Bombardier CRJ aircraft flying daily to 12 domestic and 2 international destinations and maintains 1,500 vehicles for urban and interstate transportation. The facilities include a three-position platform for cargo activities.

The airport operates 24 hours daily and can serve as an alternate airport for Mexico City.  The airport has two runways and main runway capacity of 20 air traffic movements per hour.  The principal runway is 3,000 meters (9,843 feet) long and the secondary runway is 1,000 meters (3,281 feet) long. The airport has an extension of 527 hectares and has an elevation of 6,070 feet (1,850 meters) above sea level. The average temperatures in the Airport vary from 81° Fahrenheit (ºF) to 86 ºF (27 ºC to 30 ºC). With a total area of 527.7 hectares (56,801,155 square feet), the airport’s facilities include a terminal building with approximately 2,613 square meters (28,126 square feet), including 293 square meters (3,152 square feet) of commercial space, a three-position platform for commercial aviation, a 26-position platform for general aviation, three taxiways and a boarding lounge. The airport’s NAVAIDS facilities include PAPIs, VOR and ILS (instruments landing system) on the main runway.

The terminal building was remodeled in 2003.  As a result of the recent improvement and expansion project, the airport’s terminal building now includes additional arrival space with approximately 539 square meters for international and domestic flights. Recent improvements to the airport included the addition of separate domestic and international baggage claim areas.

Tampico International Airport

According to the Mexican Bureau of Civil Aviation, Tampico International Airport was the 25th busiest airport in Mexico in 2009, in terms of commercial aviation passenger traffic.  In 2007, 2008 and 2009, it accounted for approximately 4.1%, 4.1% and 4.1%, respectively, of our terminal passenger traffic.

In 2007, 2008 and 2009, a total of 580,117 terminal passengers, 582,328 terminal passengers and 470,304 terminal passengers, respectively, were served by Tampico International Airport.  Of the terminal passengers in 2007, 91.7% were domestic and 8.3% were international passengers.  In 2008, 91.2% were domestic and 8.8% were international passengers.  In 2009, 91.6% were domestic and 8.4% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

At the beginning of 2009, six commercial airlines operated at the airport, the principal ones being Click Mexicana, Aeroméxico Connect (formerly Aerolitoral), Aviacsa, Interjet, Continental and American Eagle.  American Eagle cancelled its direct route to Dallas on January 6, 2009 and Aviacsa ceased operations at the airport on July 6, 2009.

At the end of 2009, four commercial airlines operated at this airport serving four direct destinations:  Mexico City, Monterrey, Veracruz, and Houston.

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

The airport’s total area is 391.7 hectares (42,162,237 square feet).  Its facilities include a 6,250 square meter (67,275 square feet) terminal building, of which 498 square meters (5,360 square feet) are commercial spaces.  It has a four-position apron for commercial aviation, a 36-position apron for general aviation, two taxiways and a boarding lounge.  During 2009, the position apron for commercial aviation was remodeled, increasing to seven positions its capacity for aircraft category “C”.

The Tampico International Airport terminal was recently remodeled to include additional commercial space and an exhibition area.

Torreón International Airport

In 2007, 2008 and 2009, Torreón International Airport accounted for approximately 3.7%, 3.4% and 3.4% respectively, of our terminal passenger traffic.

In 2007, 2008 and 2009, a total of 522,295 terminal passengers, 481,265 terminal passengers and 394,377 terminal passengers, respectively, were served by Torreón International Airport.  Of the terminal passengers in 2007, 84.5% were domestic and 15.5% were international passengers.  In 2008, 84.0% were domestic and 16.0% were international passengers.  In 2009, 86.5% were domestic and 13.5 % were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six commercial airlines operate at the airport, serving five direct destinations: Mexico City, Chihuahua Guadalajara, Houston and Dallas. Mexicana Link started flying on September 17, 2009, the routes from Torreón to Guadalajara and Chihuahua.

The principal commercial airlines are Aeroméxico, Aeroméxico Connect (formerly Aerolitoral), Click Mexicana, Mexicana Link (since the fourth quarter of 2009), Continental and American Airlines.   After its merger with Northwest, Delta ceased its operations at the Torreón airport on August 15, 2008, leaving the direct route Los Angeles-Torreón-Los Angeles unserviced.  On July 24, 2008, the Mexican regulatory authorities suspended the operations of Aerocalifornia due to safety concerns relating to the carrier’s fleet of aircraft.  On November 7, 2008, Alma ceased its operations and filed for bankruptcy on November 7, 2008.

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

The airport’s total area is 460 hectares (49,513,987 square feet).  Its facilities include a terminal building, a seven-position apron for commercial aviation, a 14-position apron for general aviation, two taxiways, two boarding lounges, several VIP lounges, one air bridge and one boarding bridge.  The terminal building occupies approximately 5,275 square meters (56,780 square feet), including 547 square meters (5,888 square feet) of commercial space.

Zacatecas International Airport

In 2007, 2008, and 2009, Zacatecas International Airport accounted for approximately 2.0%, 1.9% and 2.2%, respectively, of our terminal passenger traffic.

In 2007, 2008 and 2009, a total of 277,339 terminal passengers, 267,344 terminal passengers and 251,602 terminal passengers, respectively, were served by Zacatecas International Airport. Of the terminal passengers in 2007, 66.8% were domestic and 33.2% were international passengers.  In 2008, 70.2% were domestic and 29.8% were international.  In 2009, 65.9% were domestic and 34.1% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

Currently, the six Mexican commercial airlines that operate at the airport are Mexicana, Click Mexicana, Mexicana Link, Transportes Aeromar, Aeromexico Connect and Volaris, which serve four direct destinations.  The airport’s national routes are Mexico City and Tijuana.  Airlines serving the airport recently added service to the cities of Chicago and Los Angeles in the United States. Delta and Avolar ceased their operations on August 17, 2008 and on April 14, 2008, respectively.

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

The airport’s total area is 218 hectares (23,465,324 square feet).  The terminal building is 3,700 square meters (39,827 square feet), of which 200 square meters (2,157 square feet) is commercial area.  It has a three-position apron for commercial aviation, a 12-position apron for general aviation, a boarding lounge, and a parking lot with 202 parking spaces.

Border Cities

Ciudad Juárez International Airport

In 2007, 2008 and 2009, Ciudad Juárez International Airport accounted for approximately 6.4% 6.4% and 5.5% respectively, of our terminal passenger traffic.

In 2007, 2008 and 2009, a total of, 908,835 terminal passengers, 903,129 terminal passengers and 631,111 terminal passengers, respectively, were served by Ciudad Juárez International Airport.  Of the terminal passengers in 2007, 2008 and 2009, 99.8% were domestic.

Four commercial airlines operate at the airport, serving eight destinations.  The airport serves five direct routes: Mexico City, Monterrey, Guadalajara, Tijuana and Hermosillo.  On July 6, 2009, Aviacsa stopped flying to this airport.

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

The airport’s total area is 921.4 hectares (99,178,670 square feet).  Its facilities include a terminal building of 4,275 square meters (46,016 square feet), consisting of 565 square meters (6,080 square feet) of commercial space, a boarding lounge and two air bridges.  The airport has a seven-position commercial aviation apron, a nine-position general aviation apron, a one-position freight services apron and three taxiways.  The airport has four gates for international and domestic flights.

A new international cargo terminal was completed in 2005, which we anticipate will allow the airport to grow as a center for the shipment and distribution of goods in Mexico’s northern region.  The new terminal includes a cargo apron, a warehouse, customs offices and public parking facilities.

Reynosa International Airport

In 2007, 2008 and 2009, Reynosa International Airport accounted for approximately 1.3%, 1.8% and 1.9%, respectively, of our terminal passenger traffic.

In 2007, 2008 and 2009, a total of, 191,326 terminal passengers and 247,339 terminal passengers and 215,392 terminal passengers, respectively, were served by Reynosa International Airport.  Of the terminal passengers in 2007, 99.7% were domestic. Of the passengers in 2008, 99.5% were domestic.  Of the passengers in 2009, 99.2% were domestic.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

Three commercial airlines operate at the airport serving Mexico City, Veracruz and Poza Rica. On October 2, 2009, VivaAerobus started flying from Reynosa, being the first low cost commercial airline to operate at this airport. On November 7, 2008, Alma ceased its operations and filed for bankruptcy. On November 30, 2008, Volaris ceased its operations at this airport.

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

The airport’s total area is approximately 418 hectares (44,993,146 square feet).  The terminal building is 2,400 square meters (25,833 square feet), which includes 123 square meters (1,319 square feet) of commercial area.  It has a three-position apron for commercial aviation, a 15-position apron for general aviation, two taxiways, two private hangars, a boarding lounge, and a public parking area with 150 spaces.

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2009, over 10 international airlines and 15 Mexican airlines operated flights at our 13 airports.  Grupo Aeroméxico and Grupo Mexicana operate the most flights at our airports, followed by VivaAerobus and Interjet.  In 2009, revenues from Aeroméxico and its affiliates totaled Ps. 424 million (U.S.$ 32.5 million), revenues from Mexicana and its affiliates were Ps. 240 million (U.S.$ 18.4 million), while revenues from VivaAerobus were Ps. 168 million (U.S.$ 12.9 million) and revenues from Aviacsa, which suspended their operations on July 6, 2009, were Ps.48 million (U.S.$ 3.7, million), representing 27.8%, 15.7%, 11.0% and 3.1%,  respectively, of our aeronautical revenues from airline customers for 2009.  These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines.

Historically, traditional carriers such as Aeroméxico and Mexicana have represented a substantial majority of the Mexican commercial airline market.  In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2009, passengers traveling on discount and low-cost carriers, such as VivaAerobus, Interjet and Volaris, accounted for approximately 31.0% of our commercial aviation passenger traffic.  Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has the potential to significantly increase the use of air transportation in Mexico.

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

Aeroméxico and Mexicana, along with Aeromar and Aeroméxico Connect (formerly Aerolitoral), have in the past refused to pay certain increases in our airport service charges.  In December 2001, we entered into an agreement with the National Air Transportation Board (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation pursuant to which we settled existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Under the agreement, the National Air Transportation Board agreed to cause our principal airline customers to enter into (a) contracts governing charges for certain aeronautical services and (b) lease contracts for property used by the airlines.  Although our agreement with the National Air Transportation Board expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until December 31, 2008, at which time we entered into a new agreement with the National Air Transportation Board that offered incentives, including discounts, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports.  We recently entered into a new agreement covering the period from August 1, 2009 to December 31, 2011. We continue to charge our principal airline customers in accordance with the terms of this agreement.

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

The following chart sets forth our principal air traffic customers as of December 31, 2009.

Principal Air Traffic Customers	Percentage of 2008 Revenues	Percentage of 2009 Revenues
Domestic:
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	24.6%	27.8%
Grupo Mexicana (Mexicana, Click Mexicana and MexicanaLink)	14.6%	15.7%
VivaAerobus	8.5%	11.0%
Interjet	9.2%	9.4%
Volaris	4.2%	4.7%
Aviacsa	6.9%	3.1%
Grupo Aeromonterrey	2.0%	1.8%
Aerocalifornia(1)	1.5%	0.2%
Alma	2.9%	0.0%
Líneas Aereas Azteca	0.1%	0.0%

Other	11.3%	10.0%
Total Domestic	85.8%	83.7%

International:
Continental	5.2%	5.8%
American Airlines (including American Eagle)	3.4%	3.9%
Alaska Airlines	1.7%	1.9%
Delta	1.1%	0.8%
America West (including Mesa Airlines)	1.0%	0.1%
Charters	1.0%	1.2%
Other	0.8%	2.6%
Total International	14.2%	16.3%
Total	100%	100.0%

Complementary Services Customers

Our principal complementary services clients are two principal providers of ramp handling and baggage handling services, Menzies Aviation and AGN Aviation Services, which provided Ps.8.3 million of revenues in the form of access fees in 2009.  Although Menzies is the primary provider of complementary services in our airports we earn only nominal portion of this revenue from Menzies.

Our primary catering client is Aerococina, S.A. de C.V., which provided Ps. 0.6 million in revenues in the aggregate in the form of access fees in 2009.

Principal Non-aeronautical Services Customers

As of December 31, 2009, we were party to approximately 723 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time-share sales and promotions services and tourist information and promotion services.  As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers.  In 2009, our largest commercial customers were Publitop (advertising), Aerocomidas (food and beverage), Aeroboutiques  (duty free and duty paid stores), Cenca  (magazines), Federal Express (leasing of warehouse space), Aeroméxico, Mexicana, American Express (VIP lounges for commercial aviation passengers) Estafeta (leasing of landing space) and ICCS e Interaccess (VIP lounges for executive aviation passengers).

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

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  Historically, Aeropuerto del Norte has been used solely for general aviation operations.  The state of Nuevo Leon has requested in the past, that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations.  To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  However, there can be no assurance that the Ministry of Communications and Transportation will not authorize such an amendment and that commercial aviation flights will not operate from Aeropuerto del Norte in the future.  In addition, we understand that Aeropuerto del Norte is not capable of accommodating commercial passenger traffic with its current infrastructure.

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

The International Civil Aviation Organization established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We are currently planning to purchase and install new screening equipment in all of our airports to facilitate our airline customers’ compliance with the new baggage screening guidelines. Until we agree on the contractual terms for the operation of this equipment with the airlines and the new screening equipment becomes operational, checked baggage will continue to be screened by hand by each airline in order to comply with the screening guidelines.  In some countries, such as the United States of America, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the new equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus subject to potential liability, if Mexican law changes in the future.

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

During 2010, we will negotiate the master development program for the 2011 to 2015 period with the Ministry of Communications and Transportation for each of our subsidiary concession holders.  This five-year program will be in effect from January 1, 2011 until December 31, 2015.

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

In 2009, approximately 95.1% of our total revenues were earned from aeronautical services subject to price regulation under the maximum rates.

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

Historical Maximum Rates(1)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Acapulco	149.23	147.73	146.25	144.78	143.34
Ciudad Juárez	121.94	120.72	119.51	118.31	117.14
Culiacán	139.84	138.44	137.05	135.69	134.33
Chihuahua	146.66	145.20	143.75	142.30	140.89
Durango	155.19	153.64	152.10	150.57	149.07
Mazatlán	138.13	136.76	135.38	134.03	132.69
Monterrey	143.25	141.82	140.41	138.99	137.60
Reynosa	152.64	151.10	149.59	148.09	146.61
San Luis Potosí	162.87	161.23	159.61	158.03	156.44
Tampico	154.34	152.79	151.26	149.74	148.24
Torreón	144.95	143.51	142.08	140.65	139.24
Zacatecas	150.93	149.42	147.92	146.44	144.97
Zihuatanejo	129.61	128.31	127.02	125.77	124.51
_______________________________
(1)	Expressed in constant pesos as of December 31, 2009.

Current Maximum Rates(1)

	Year ended December 31,
	2006	2007	2008	2009	2010
Acapulco	157.46	156.26	155.10	153.93	152.78
Ciudad Juárez	123.03	122.10	121.19	120.28	119.38
Culiacán	136.16	135.14	134.13	133.12	132.12
Chihuahua	133.45	132.45	131.45	130.46	129.49
Durango	152.06	150.92	149.78	148.66	147.54
Mazatlán	156.28	155.11	153.94	152.79	151.65
Monterrey	125.94	124.99	124.05	123.13	122.21
Reynosa	142.62	141.56	140.49	139.44	138.39
San Luis Potosí	106.47	105.68	104.88	104.10	103.32
Tampico	150.84	149.71	148.60	147.48	146.36
Torreón	153.96	152.79	151.65	150.51	149.38
Zacatecas	159.53	158.34	157.15	155.97	154.80
Zihuatanejo	160.73	159.52	158.32	157.14	155.96
_______________________________
(1)	Expressed in constant pesos as of December 31, 2009.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City).  On December 31, 2009, the daily minimum wage in Mexico City was Ps. 54.80.  As a result, the maximum penalty at such date could have been Ps. 2.7 million (U.S 0.20 million) per airport.

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

The Mexican Airport Law provides that sanctions of up to 200,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession.  On December 31, 2009 the daily minimum wage in Mexico City was Ps.54.80.  As a result, the maximum penalty at such date could have been Ps. 10.96 million (U.S 0.84 million) per airport.

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

The Federal Office for the Protection of the Environment has confirmed that we have complied with all of the relevant environmental requirements derived from the aforementioned environmental audits, and has renewed compliance certificates for all of our airports.  These certificates, which are known as Environmental Quality Certificates (Certificados de Calidad Ambiental), certify compliance with applicable Mexican environmental laws, regulations and applicable Mexican Official Norms and must be renewed on a bi-annual basis.  In addition, all of our airports, including the Monterrey International Airport, have received and renewed their ISO 9001:2008 service and quality certification as of December 9, 2009. The original certification was received on December 8, 2006 and it is valid until December 8, 2012. We were recognized as a Socially Responsible Company for the first time in March 2008, as a result of our commitment to the well being of our employees and their families, the communities where we operate, airport users, business partners, and the environment. This recognition was ratified in March 2009 and in March 2010.

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

make economic efficiency a basis of tariff regulation for new concessions;

include income from commercial services as one of the factors in determining tariffs for new concessions;

strengthen the independence of the regulatory agency and increase the transparency of airport regulation;

promote greater efficiency in scheduling at airports with heavy volumes of passenger traffic;

promote greater competition between airports;

eliminate Aeropuertos y Servicios Auxiliares’ (“ASA”) role as exclusive fuel service provider;

eliminate barriers to entry for taxi providers at airports; and

be mindful of vertical integration among airports and airlines.

The Ministry of Communications and Transportation issued a response to the Competition Commission Chairman’s report that noted, among other matters, that according to its own calculations, Mexico’s airport charges were lower than 36 of the 50 international airports against which they were compared.  We also issued a joint press release along with the other two Mexican airport groups, Grupo Aeroportuario del Pacifico and Aeropuertos del Sureste, questioning the calculations and the comparisons drawn in the Competition Commission Chairman’s report, and stating that we are committed to participate in a comprehensive review of the report in order to demonstrate our commitment to the efficient development of the airport sector.  In addition, after the Competition Commission Chairman’s report was released, on October 1, 2007 initiatives were introduced in Mexico’s Congress to make several reforms to the Mexican Airports Law that, if enacted, could have a material adverse effect on us.

On February 26, 2009, a legislative initiative was filed with the Chamber of Representatives (Cámara de Diputados) of the Congress of the Mexican Union (Congreso de la Union) by representantives of PRD (Partido de la Revolución Democrática), PT (Partido del Trabajo) and CONVERGENCIA.

This initiative seeks to reform a substantial part of the current Mexican Airport Law, which regulates airport-related matters. The initiative was sent to the Transport and Communications Commissions of the Congress to be analyzed and, if each commission determines that the initiative includes all the elements necessary to reform the law, then the initiative will be submitted to the Congress for its approval.  On March 25, 2010, the Transport and Communications Commissions released a negative opinion on this initiative.  The negative opinion must now be submitted to Congress for its approval. If Congress approves this negative opinion it would end this legislative process and the initiative would be discarded.  The approval by Congress is still pending.  There can be no assurance that Congress will approve the Commissions’ negative opinion or that these committees or Congress will file other initiatives that seek to reform the current Mexican Airport Law. Should the current Mexican Airport law be amended with respect to matters that are related to our operations, such amendment could have a material impact on our operations.

As of May 28, 2010, no such regulatory changes had been enacted.  Although we do not expect that the Competition Commission Chairman’s report or the congressional initiative will result in any regulatory changes in the short term, there can be no assurance that changes to the airport regulatory framework will not occur in the future.

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of December 31, 2009, including our direct and indirect ownership interest in each:

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
Holds 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V. (the Consortium) to develop and operate an NH-branded hotel and commercial areas inside the new Terminal 2 of the Mexico City International Airport. The Spanish company NH Hoteles, S.A. de C.V. owns the other 10%.

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

Our consolidated financial statements were prepared in accordance with MFRS, which differs in certain significant respects from U.S. GAAP.  Information relating to the nature and effect of such differences is presented in Note 24 to our consolidated financial statements.

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government.  The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers.  For example, approximately 80.5% of our total revenues in 2009 were earned from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation and the specific prices we negotiate with airlines for the provision of aeronautical services.  The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.  In evaluating our aeronautical revenue, we focus principally on workload units, which measure volume, and aeronautical revenue per workload unit, which measures the contribution to aeronautical revenue from each workload unit.

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

Recent Developments

Economic Downturn

During 2009, the aeronautical industry confronted an adverse global environment marked by the high price of oil, inflationary pressures on the cost of goods and services, and the global financial crisis with its drying up of credit and volatility in the financial and exchange markets.  This situation has had an impact on all the participants in the industry, including airport operators, with cancellations of routes and/or reduction in flight frequencies, and the end of operations of some carriers.  In our full year 2009 results, these factors principally affected the number of flight operations and the volume of passengers.

The U.S. and Mexican economies are currently recovering from the global economic and financial crisis.  In the third and fourth quarters of 2008, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product decreased at annualized rates of 0.5% and 6.2%, respectively.  In 2009 the U.S. gross domestic product continued to decline at an annualized rate of 2.4%, although the U.S. economy has shown signs of improvement and in the fourth quarter of 2009 the U.S. gross domestic product increased 0.1% from the fourth quarter of 2008.  Likewise, according to the Mexican National Statistical, Geographic and Information Institute, the Mexican gross domestic product decreased at an annualized rate of 3.4% during the fourth quarter of 2008, and an additional 6.5% in 2009.  The Mexican economy has recently shown signs of improvement as the gross domestic product rose 2.0% in the fourth quarter of 2009 from the third quarter of 2009.  The Mexican air travel industry, and as a result, our results of operations, are substantially influenced by economic conditions in Mexico and the United States.  In 2008 and 2009, approximately 81% and 80% respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States and approximately 10% and 16% of our revenues in 2008 and 2009 respectively, were derived from passenger charges imposed on passengers departing from or arriving to the United States.  Similarly, in 2008 and 2009, approximately 83% and 84% respectively, of our passengers traveled on domestic flights, and approximately 48% and 47% of our revenues in 2008 and 2009 respectively, were derived from domestic passenger charges.

We believe that the U.S. and Mexican economic and financial crises have each affected our results of operations differently.  International traffic in 2009 decreased 22.4% compared to 2008, principally as a result of the cancellation of routes, and the reduction of frequencies on scheduled international flights, largely on part of U.S. carriers.  The airports where these factors had the greatest impact include Monterrey and our tourist destination airports (Acapulco, Mazatlán and Zihuatanejo).  The reduction in frequencies of some scheduled international flights, the cancellation of routes, principally by Continental, Delta, American and Alaska, as well as the exit from the market of Aviacsa affected international traffic in the majority of our airports. Monterrey, Zihuatanejo, Mazatlán, Acapulco, and Culiacán were the airports most affected.  We expect that international passenger traffic levels will continue to decrease until economic conditions improve in the United States.

In Mexico, the economic and financial crisis adversely affected domestic traffic in 2009, which decreased substantialy compared to 2008, which itself had been adversely affected by the exit from the market of Aviacsa during that year and significant reductions in capacity by several other carriers. Furthermore, due to the suspension of operations by Aerocalifornia in July 2008 and the exit from the market of Aladia, Alma, and Avolar in the fourth quarter of 2008, our airports have lost terminal passenger traffic, with the main decreases being at the Ciudad Juárez (30.1%), Acapulco (22.9%), Monterrey (21.0%), San Luis Potosí (20.9%) and Tampico (19.2%) airports (in each case, 2009 as compared to 2008).  Generally all of our airports were affected during 2009 by the reductions in volume of passengers, the A(H1N1) virus and the exit from the market of 5 airlines in less than a year. We expect that domestic passenger traffic levels will continue to decrease until economic conditions improve in Mexico.

For further discussion of how economic conditions may impact our business, see “Item 3 – Risk Factors – Risks Related to Our Operations”.

Investment in Mexico City International Airport

We entered into a joint investment with the international hotel operator NH Hoteles, S.A. de C.V. to develop and operate a 287-room hotel and more than 5,000 square meters of commercial space inside Terminal 2 of the Mexico City International Airport, under a 20-year lease agreement with the Mexico City International Airport.

The Terminal 2 Hotel opened in August 2009.  NH Hoteles, S.A. de C.V. is operating the hotel and owns 10%.  The Consortium is currently carrying out market and feasibility studies for the development of the commercial areas.  The development of these commercial areas principally depends on the recovery from the economic and financial crisis.

This project provides us with the opportunity to participate in the operation of the Mexico City International Airport Terminal 2 passenger terminal, which according to the Mexico City International Airport, served 9.9 million passengers in 2009.  Airlines based in Terminal 2 include Aeromar, Aeroméxico and Aeroméxico Connect, Continental, Copa, Delta and LAN Chile.  This project is an important part of our strategy to increase our non-aeronautical revenues. This project, along with acquisitions of land reserves in 2008 to develop and expand our key airports, accounted for the significant increase in our balance of property, machinery and equipment at December 31, 2008, as compared to our balance at December 31, 2007.

New Financing

In February 2010, we increased from Ps. 500 million to Ps. 700 million the total amount of the long-term bank credit facility entered into on Februrary 3, 2009, which is scheduled to mature in 2017.  The facility bears interest at Tasa de Interés Interbancaria de Equilibrio (the Mexican interbank rate) plus 450 basis points.  On April 27, 2010, we entered into a long-term bank credit facility for the amount of Ps. 200 million, which is scheduled to mature in 2018.  The facility bears interest at Tasa de Interés Interbancaria de Equilibrio (the Mexican interbank rate) plus 450 basis points.  As of May 28, 2010, the total long-term debt outstanding was Ps. 841 million.

Management changes

The board of directors has approved changes in senior management, as part of a normal rotation of personnel. Victor Bravo Martin became our Chief Executive Officer effective July 1, 2009. He succeeded Rubén López, who has been granted a sabbatical to continue his professional development at Empresas ICA.

The board of directors also named José Luis Guerrero Cortes as the new Chief Financial Officer effective July 1, 2009.  Mr. Guerrero earned an MBA from the Harvard Business School and worked as a summer associate at Goldman Sachs in the debt capital markets and derivatives groups in 2008. Prior to his MBA, he served as a financial analyst at Empresas ICA and as an assistant brand manager at Procter & Gamble in Mexico.  Mr. Guerrero also worked in the environmental research group of Veolia Environment in France and as a research engineer for Vulcan Chemicals in Kansas.  Mr. Guerrero holds a degree in chemical engineering from the Universidad Iberoamericana and a diploma in Finance from Instituto Tecnológico de Estudios Superiores de Monterrey.

The board of directors also named Stephane Taysse as the new Commercial and Marketing Director effective December 1, 2009. He succeeds Jean Phillipe Percheron, who returned to France to continue his career in ADP. Prior to joining us, he was Commercial Manager at ADP-Roissy Charles de Gaulle Airport since 2007. Previously he served as Manager in the Business Unit and Project Manager at Galeries Lafayette during 8 years. He was also Head of the Departament of Marks Spencer Departament Stores, Mr Taysse has a strong leadership and an extensive vision of the Commercial and Duty Free Market.  He holds a Master Degree in International Sales and Marketing and a Bachelor Degree from the Business School of Toulouse.

The impact of the Influenza A(H1N1) outbreak

As a result of the preventive alert announced by the Mexican Ministry of Health on April 24, 2009, resulting from the Influenza A(H1N1) outbreak, the Mexican government established an emergency plan and increased epidemiological surveillance in order to inhibit the spread of the illness. This plan included the establishment of checkpoints in airports to provide information, as well as the provision of assistance to any person who showed signs of illness.

Concerned for the entire airport community, including passengers, employees of the airlines and of other service providers, as well as our own employees we established dedicated response teams at our headquarters and at each airport. We cooperated in the efforts coordinated by the federal government and provided health authorities any assistance they requested.

On April 29, 2009, the World Health Organization raised the pandemic alert level for the Influenza A(H1N1) to Phase 5. This increased the security measures that were implemented at our airports.  By order of the Ministry of Communications and Transportation, screening of every passenger traveling to international destinations was necessary in order to identify symptoms of viral infection, including visual inspection, passenger surveys and measure of body temperature. Personnel of the Ministry of Health were allowed to require additional tests, and had the authority to determine if a passenger was allowed to board a flight. This measure went into place on April 29, 2009.

Since this declaration of the World Health Organization, our airports have continued to operate normally. The World Health Organization recommended that borders remain open and that international travel remain unrestricted.  However, many passengers chose to cancel or delay scheduled travel, and there was a reduction in passenger traffic.

Although a number of countries, such as the United States, the United Kingdom, and France, as well as the Health Council of the EU initially recommended that travelers avoid non-essential travel to Mexico, all of these advisories were lifted by the end of May 2009.  Likewise, restrictions on travel to Mexico imposed by other countries as a result of the A(H1N1) virus were lifted by June 1, 2009.  As of January 2010, the World Health Organization reported that outbreaks of the A(H1N1) virus continued to decline or remained low in Mexico.  With the abatement of the outbreak and the lifting of travel restrictions, we believe that the A(H1N1) outbreak is no longer significantly affecting passenger or cargo traffic levels.

Passenger and Cargo Volumes

In 2009, approximately 84.3%of the terminal passengers using our airports were domestic, and decreased 17.2% as compared to 2008.  In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States.  Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.  Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volume for the periods indicated.

	Year ended December 31,
	2007		2008		2009
Domestic terminal passengers(1)	11,740.5		11,732.8		9,712.2
International terminal passengers(1)	2,471.9		2,327.8		1,806.1
Total terminal passengers(1)	14,212.5		14,060.7		11,518.3
Cargo(1)	818.3		790.3		722.0
Total workload units(1)	15,030.8		14,851.0		12,240.3
Change in total terminal passengers(2)	20.6%		(1.1	) %	(18.1)%
Change in workload units(2)	19.3%		(1.2	) %	(17.6)%

Aeronautical revenue(3)	1,549.8		1,617.2		1,527.0
Change in aeronautical revenue(2)	13.0%		4.3%		(5.6)%
Aeronautical revenue per workload unit	103.1		115.12		124.75
Change in aeronautical revenue per workload unit(1)(2)	(5.3	) %	11.7%		8.4%

Non-aeronautical revenue(3)	347.5		371.3		369.3
Change in non-aeronautical revenue(2)	9.9%		6.8%		(0.5)%
Non-aeronautical revenue per terminal passenger(4)	24.5		26.4		32.1
Change in non-aeronautical revenue per terminal passenger(2)	(8.9	) %	7.8%		21.6%
_______________

(1)
In thousands.  One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo.  Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(2)	In each case, as compared to previous period.
(3)	In millions of constant pesos as of December 31, 2007 and in nominal pesos beginning on January 1, 2008.
(4)	Non-aeronautical revenues excluding revenues from the Hotel.

In 2009, we served 11.5 million terminal passengers, of which 9.7 million were domestic and 1.8 million were international, and approximately 0.3 million were transit passengers.

Classification of Revenues

We classify our revenues into two categories:  revenues from aeronautical services and revenues from non-aeronautical services.  Historically, a substantial majority of our revenues have been derived from aeronautical services.  For example, in 2009, 80.5% of our revenues were derived from aeronautical services, and the remainder of our revenues was derived from non-aeronautical services.

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

Fluctuations in the Peso

From September 30, 2008 to March 31, 2009, the peso depreciated by approximately 29.4%, from 10.98 pesos per U.S. dollar on September 30, 2008, to 14.21 pesos per U.S. dollar on March 31, 2009.  From September 30, 2009 to March 31, 2010, the peso appreciated by approximately 8.8%, from 13.49 pesos per U.S. dollar on September 30, 2009, to 12.30 pesos per U.S. dollar on March 31, 2010.  Between March 31, 2009 and November 25, 2009, the peso fluctuated between 13.00 and 14.00 pesos per U.S. dollar. It then began to appreciate, reaching 12.74 pesos per U.S. dollar on March 1, 2010.

A depreciation of the Peso affects our business in the following ways: (i) international passengers and international flights pay tariffs denominated in U.S. dollars, while these tariffs are generally collected in Mexican pesos 60-115 days following the date of each flight, thus the depreciation of the Mexican peso had a positive impact on our results from operations which are denominated in Mexican pesos; and  (ii) as of December 31, 2009, we had 9.4 million of liabilities denominated in US dollars, causing foreign exchange rate losses.  Any depreciation in the peso may cause additional foreign exchange losses.

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

The following table sets forth our revenue from aeronautical services for the periods indicated.

Aeronautical Revenue

	Year ended December 31,
	2007		2008		2009
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions of pesos, except percentages)
Aeronautical Revenue:
Passenger charges	1,162.0	75.0%	1,234.0	76.3%	1,189.8	77.9%
Landing charges	119.6	7.7	111.7	6.9	94.9	6.2
Aircraft parking charges	96.1	6.2	95.2	5.9	76.0	5.0
Airport security charges	22.6	1.5	22.8	1.4	19.6	1.3
Passenger walkway charges	23.1	1.5	23.9	1.5	17.2	1.1
Leasing of space to airlines	126.4	8.1	129.6	8.0	129.5	8.5
Total Aeronautical Revenue	1,549.8	100.0%	1,617.2	100.0%	1,527.0	100.0%
_______________

(1)
Revenues from complementary service providers consist of access and other fees charged to third parties providing handling, catering and other services at our airports and makes up less than 0.01% of our total aeronautical revenue.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and leasing of space to airlines, every three months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers.  Historically our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers.  In 2009, passenger charges represented 77.9% of our aeronautical services revenues.  In 2009, aeronautical services represented 80.5% of our total revenues.

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

For example, on November 22, 2006, we delivered a notice to the Mexican National Air Transportation Board and the Mexican Director General of Civil Aviation (Dirección General de Aeronáutica Civil) setting forth certain criteria that carriers operating at the Monterrey International Airport must meet in order to qualify for an incentive package that included a discount equal to Ps.75.00 per departing terminal passenger on passenger charges (representing approximately 40% of our usual passenger charge).

We offered this incentive only to airlines meeting the criteria set forth above that notified us in writing of their intent to take advantage of the incentive program within 180 days from the delivery of the notice on November 22, 2006.

VivaAerobus was the only airline that took advantage of these incentives.  VivaAerobus established its corporate and operational headquarters at the Monterrey International Airport.  In December 2006, VivaAerobus commenced operations with two aircraft operating nine routes.  By December 2007, VivaAerobus had 19 destinations with five aircraft operating in their fleet and was serving 7 of our airports from Monterrey.  By the end of 2008 VivaAerobus had a seven-plane fleet and an increment in its routes.  The principal routes served by VivaAerobus at the Monterrey International Airport are Veracruz, Cancún, Mérida, Culiacán, Villahermosa, and Chihuahua.  VivaAerobus opened its first international route to Austin, Texas, which started flying in May of 2008.

We believe that our participation in this agreement resulted in a decrease in our aeronautical revenues per terminal passenger in 2007 and 2008, and on September 10, 2008 we agreed with VivaAerobus to terminate the program. As a result, we will no longer provide financial incentives to VivaAerobus for the traffic it generates at Monterrey.

In December 2001, we entered into an agreement with the National Air Transportation Board (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation pursuant to which we settled existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Under the agreement, the National Air Transportation Board agreed to cause our principal airline customers to enter into (a) contracts governing charges for certain aeronautical services and (b) lease contracts for property used by the airlines.  Although our agreement with the National Air Transportation Board expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until December 31, 2008, at which time we entered into a new agreement with the National Air Transportation Board that offered incentives, including discounts, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports.  We recently entered into a new agreement covering the period from August 1, 2009 to December 31, 2011. We continue to charge our principal airline customers in accordance with the terms of this agreement.

There can be no assurance that any such initiatives undertaken in the future will be carried out or will increase our passenger traffic volume or our revenues.

In 2009, our aeronautical revenues represented approximately 95.1% of the amount we were entitled to earn under the maximum rates applicable to all of our airports.  To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenue, this percentage could decrease.  There can be no assurance that we will be able to collect substantially all of the revenue we are entitled to earn from services subject to price regulation in the future.

Non-aeronautical Revenue

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services.  The contribution to our total revenues from non-aeronautical services was 19.5% in 2009.  Since 2006, our non-aeronautical revenue per terminal passenger increased from Ps.26.9 in 2006 to Ps. 32.1 in 2009, due primarily to increases in passenger traffic from low-cost aviation companies.  However, passengers on such aviation companies typically are most cost-conscious and as a result make fewer purchases at our airports.

As part of our strategy to grow non-aernoautical revenues, we acquired an interest in the company Consorcio Grupo Hotelero T2 that developed and operates a hotel in Terminal 2 of the Mexico City International Airport and will develop and operate 5,000 square meters (53,820 square feet) of commercial space in Terminal 2 of the Mexico City International Airport.  Additionally, we are developing Terminal B in the Monterrey airport. Terminal B is currently under construction and it will comprise 2,100 square meters (22,604 square feet) commercial spaces.

The following table sets forth our revenue from non-aeronautical activities for the periods indicated.

Non-aeronautical Revenue

	Year ended December 31,
	2007		2008		2009
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions of pesos, except percentages)
Non-aeronautical Revenue:
Commercial Activities:
Car parking charges	105.5	30.4	112.7	30.4	104.5	28.3
Advertising	36.9	10.6	39.3	10.6	39.4	10.7
Leasing of space(1)	39.9	11.5	36.6	9.8	39.9	10.8
Car rentals	29.6	8.5	32.2	8.7	31.3	8.4
Food and beverage operations	31.6	9.1	35.0	9.4	28.8	7.8
Retail operations	34.6	9.9	36.2	9.7	33.1	9.0
Duty-free operations	14.3	4.1	13.6	3.7	11.0	3.0
Communications	4.0	1.2	4.3	1.2	4.4	1.2
Financial services	1.8	0.5	1.9	0.5	2.5	0.7
Time share	18.0	5.2	18.1	4.9	18.1	4.9
Hotel	0	0	0	0	15.3	4.1
Other	16.1	4.6	20.6	5.5	21.0	5.7
Total commercial activities	332.3	95.6	350.5	94.4	349.3	94.6
Recovery of costs(2)	15.2	4.4	20.8	5.6	20.0	5.4
Total Non-aeronautical Revenue	Ps. 347.5	100.0%	Ps. 371.3	100.0%	369.3	100.0%
_______________

(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)	Recovery of costs consists of utility and maintenance charges that are transferred to airlines and other tenants in our airports.

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

Operating Costs

The following table sets forth our operating costs and certain other related information for the periods indicated.

Operating Costs

	Year ended December 31,
	2007		2008		2009
	Amount	% change	Amount	% change	Amount	% change
	(In millions of Pesos except percentages)
Operating Costs:
Cost of services:
Employee costs	143.1	2.0	156.2	9.1	146.0	(6.5)
Maintenance	53.9	(1.6)	54.0	0.2	63.2	17.0
Safety, security & insurance	74.9	8.7	81.0	8.1	86.1	6.3
Utilities	94.4	2.4	112.8	19.5	99.2	(12.1)
Other	54.5	32.0	56.1	2.9	63.3	12.8
Total cost of services	420.8	5.9	460.1	9.3	457.8	(0.5)
Administrative expenses	256.7	8.1	317.0	23.5	320.8	1.2
Technical assistance fees	57.4	16.0	55.6	(3.1)	51.7	(7.0)
Concession taxes	98.3	16.2	101.7	3.4	94.8	(6.8)
Depreciation and amortization:
Depreciation(1)	32.9	16.3	39.3	19.5	47.9	21.9
Amortization(2)	303.3	15.0	327.4	8.0	363.9	11.1
Total depreciation and amortization	336.2	15.1	366.7	9.1	411.8	12.3
Total operating costs	1,169.4	10.2%	1,301.1	11.3%	1,336.9	2.7%
_______________

(1)	Reflects depreciation of fixed assets.
(2)	Reflects amortization of our concessions and rights to use airport facilities.

Cost of Services

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.  In recent years, our cost of services has increased from Ps.420.8 million in 2007 to Ps. 457.8 million in 2009.  These proportionally greater increases in cost of services relative to the increases in revenue in recent years have contributed to the decrease in our operating margins (defined as income from operations divided by total revenue) from 38.4% in 2007 to 29.5% in 2009.

Administrative Expenses

Our administrative expenses consist primarily of administrative overhead costs, fees and expenses paid to consultants and other providers of professional services and other miscellaneous expenses.  Administrative expenses increased from Ps.317.0 million in 2008 to Ps. 320.8 in 2009.  The increase of 1.2% from 2008 to 2009 was principally the result of an increase in studies for the master devolpment plan for the next five-year period.

Our operating expenses have been, and we believe that they will continue to be, funded entirely from our results of operations.

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

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions.  In 2009, our depreciation and amortization expenses increased 12.3%, as compared to 2008, as a result of the increase in improvements to our concession properties during 2009.

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

Capital Expenditures

In 2009, Capital Expenditures were Ps. 867,656 thousand. We funded our capital expenditures through cash flows from operations and debt, and we believe we will continue to do so in the future. Our ability to incur debt may be restricted by the Merrill Lynch refinancing entered into by our parent company Aeroinvest.  See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.

Taxation

On October 1, 2007, the Business Flat Tax Law (IETU) was enacted, and it went into effect on January 1, 2008.  IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU, less certain authorized deductions.  IETU payable is calculated by subtracting certain tax credits from the tax determined.  Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008.  IETU establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010.  Therefore, as of December 31, 2007, we recorded a deferred IETU liability of Ps.1,073,859, and cancelled the deferred corporate income tax (“ISR”) liability of Ps.597,506, recognizing the effect net in the statement of income of Ps.476,353.  We continued to record a deferred IETU liability in 2008 and 2009, which did not affect our cash flows. In the future some of our subsidiaries will only have to pay ISR, while others only IETU.  We recognize deferred taxes based on the tax that we expect to pay in the future.

In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in the deferred IETU.

We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences.

Our effective tax rate in 2007, 2008 and 2009 was 96.2%, 30.6%, and 14.2% respectively.  Our relatively low effective tax rate prior to 2007 was the result on the effect on deferred taxes resulting from decreases in statutory income tax rates (from 30% in 2005 to 29% in 2006 and 28% thereafter).  The substantial increase in our effective tax rate in 2007 was principally due to the deferred tax effects from the adoption of the IETU Law.

In November 2009, the Mexican legislative branch approved the 2010 Mexican Tax Reform Bill.  The law was published in Mexico´s Official Gazette on December 7, 2009.

Under the 2010 Mexican Tax Reform Law, the corporate income tax rate will be increased from 28% to 30% for the period from January 1, 2010 throught December 31, 2012, and will then be scaled back to 29% in 2013, and finally back to 28% in 2014 and future years.

The 2010 Mexican Tax Reform Law contains reform provisions that may have a significant impact on many organizations with operations in México.  Areas of Mexican tax law impacted include: income tax rates, the tax consolidation regime, research and development tax credits, taxes on cash deposits, the excise tax, and the value-added tax.  Other than the impact on our deferred income taxes resulting from the changes in the corporate income tax rates described above, the reform provisions included in the 2010 Mexican Tax Reform Law did not affect us.

We are subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law.  Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, if any, other than its chief executive officer.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated: the percentage that the Mexican peso devalued or appreciated against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and the percentage that Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2007	2008	2009
Depreciation (appreciation) of the Mexican peso as computed to the U.S. dollar(1)	1.1%	26.7%	(5.6)%
Mexican inflation rate(2)	3.8%	6.5%	3.6%
U.S. inflation rate(3)	4.1%	0.1%	2.7%
Increase (decrease) in Mexican gross domestic product(4)	3.3%	1.3%	(6.5)%
_______________

(1)
Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, or the Mexican Central Bank, at the end of each period, which were as follows: Ps.10.92 per U.S. dollar as of December 30, 2007, Ps.13.83 per U.S. dollar as of December 31, 2008 and Ps. 13.06 per U.S. dollar as of December 31, 2009.

(2)
Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican Central Bank.  The Mexican Consumer Price Index at period-end was 125.564 in 2007, 133.761 in 2008 and 138.541 in 2009.

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

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated for each of our principal airports.

Airport Operating Results

	Year ended December 31,
	2007	2008	2009
	(millions of pesos, except percentages)
Monterrey:
Revenues:
Aeronautical services	667.9	728.4	675.4
Non-aeronautical services	179.9	195.8	183.2
Total revenues	847.8	924.2	858.6
Operating costs	804.9	867.7	785.2
Costs of services and Administrative expenses	675.7	726.1	640.8
Depreciation and amortization	84.5	93.4	101.1
Income from operations	42.9	56.5	73.4
Operating margin(1)	5.0%	6.1%	8.5%
Acapulco:
Revenues:
Aeronautical services	125.9	133.9	119.9
Non-aeronautical services	22.5	23.7	21.4
Total revenues	148.4	157.6	141.3
Operating costs	142.1	147.9	128.6
Costs of services and Administrative expenses	92.3	95.1	72.8
Depreciation and amortization	42.2	44.9	48.8
Income from operations	6.3	9.7	12.7
Operating margin(1)	4.2%	6.2%	9.0%
Mazatlán:
Revenues:
Aeronautical services	111.0	106.6	111.3
Non-aeronautical services	32.5	32.6	33.2
Total revenues	143.5	139.2	144.5
Operating costs	130.7	130.7	124.3
Costs of services and Administrative expenses	94.4	91.7	83.8
Depreciation and amortization	29.3	32.0	33.3
Income from operations	12.8	8.5	20.2
Operating margin(1)	8.9%	6.1%	14.0%
Culiacán:
Revenues:
Aeronautical services	127.1	121.0	129.8
Non-aeronautical services	18.1	19.5	20.3
Total revenues	145.2	140.5	150.1
Operating costs	137.2	137.9	138.7
Costs of services and Administrative expenses	106.2	106.6	105.0
Depreciation and amortization	23.7	24.4	26.2
Income from operations	8.0	2.6	11.4
Operating margin(1)	5.5%	1.8%	7.6%
Chihuahua:
Revenues:
Aeronautical services	98.0	100.0	96.2
Non-aeronautical services	18.7	20.4	19.9
Total revenues	116.7	120.4	116.1
Operating costs	103.0	104.8	96.2
Costs of services and Administrative expenses	75.8	76.4	66.0
Depreciation and amortization	21.2	22.4	24.4
Income from operations	13.7	15.7	19.9
Operating margin(1)	11.7%	13.0%	17.1%

Zihuatanejo:
Revenues:
Aeronautical services	79.6	80.0	83.2
Non-aeronautical services	16.6	16.6	15.1
Total revenues	96.2	96.6	98.3
Operating costs	91.6	91.0	90.5
Costs of services and Administrative expenses	61.3	58.7	55.1
Depreciation and amortization	25.3	27.4	30.5
Income from operations	4.6	5.6	7.8
Operating margin(1)	4.7%	5.8%	7.9%
Other:(2)
Revenues:
Aeronautical services	340.3	347.2	311.2
Non-aeronautical services	70.8	68.4	66.1
Total revenues	411.1	415.6	377.3
Operating costs	388.8	391.0	344.9
Costs of services and Administrative expenses	269.7	252.2	189.5
Depreciation and amortization	98.4	117.9	136.3
Income from operations	22.3	24.6	32.2
Operating margin(1)	5.4%	5.9%	8.5%
Total:(3)
Revenues:
Aeronautical services	1,549.8	1,617.1	1,527.0
Non-aeronautical services	359.1	377.0	359.2
Total revenues	1,908.9	1994.1	1,886.2
Operating costs	1,798.3	1,871.0	1,708.4
Costs of services and Administrative expenses	1,375.4	1,406.8	1,213.0
Depreciation and amortization	324.6	362.4	400.6
Income from operations	110.6	123.0	177.6
Operating margin(1)	5.7%	5.1%	9.4%
_______________

(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(2)	Reflects the results of operations of our airports located in Ciudad Juárez, Durango, Reynosa, San Luis Potosí, Tampico, Torreón and Zacatecas.
(3)
Includes intercompany transactions between our subsidiaries and us and among our subsidiaries. In 2006 we implemented a new method for allocating revenues among our airports, treated as one single integrated economic entity. This new method consists of intercompany charges and credits for corporate expense that were designed to help less profitable airports in meeting their financial obligations.  The implementation of this method affects the operating income results reported by the individual airports but does not affect our consolidated results.

Historically, our most profitable airport has been our Monterrey International Airport, which handles the majority of our international passengers.  We determine profitability per airport by dividing income from operations in each airport by total revenues for that airport.

Summary Historical Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Summary Consolidated Operating Results Year ended December 31,
	2007		2008		2009
	Amount	% change	Amount	% change	Amount	% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	1,549,827	13.0%	1,617,195	4.3%	1,526,965	(5.6)%
Non-aeronautical services	347,526	9.9%	371,281	6.8%	369,312	(0.5)%
Total revenues	1,897,353	12.4%	1,988,476	4.8%	1,896,277	(4.6)%
Operating costs:
Cost of services	420,777	5.9%	460,074	9.3%	457,767	(0.5)%
Administrative expenses	256,730	8.1%	317,069	23.5%	320,770	1.2%
Technical assistance fees	57,416	15.9%	55,604	(3.2)%	51,710	(7.0)%
Concession taxes	98,307	16.2%	101,642	3.4%	94,756	(6.8)%
Depreciation and amortization	336,202	15.1%	366,719	9.1%	411,890	12.3%
Total operating costs	1,169,432	10.2%	1,301,108	11.3%	1,336,893	2.7%
Income from operations	727,921	16.3%	687,368	(5.6)%	559,384	(18.6)%
Other income (expense)	(7,584)	(75.3)%	104,792	N/A	10,051	(90.4)%
Net comprehensive financing income:
Interest income, net	126,660	(5.1)%	63,167	(50.1)%	(26,195)	N/A
Exchange gain (loss), net	11,905	(4.3)%	(74,618)	N/A	4,069	N/A
Monetary position loss	(42,347)	(44)%	-	N/A	-	N/A
Net comprehensive financing income	96,218	36.8%	(11,451)	N/A	(22,126)	(93.2)%

Income before income taxes	816,555	22.7%	780,709	(4.4)%	547,309	(29.9)%
Income taxes	785,363	299.7%	238,906	(69.6)%	77,785	(67.4)%
Consolidated net income	31,192	(93.4)%	541,803	1,636.9%	469,524	(13.3)%

Other operating data (unaudited):
Operating margin(1)	38.4%		34.6		29.5
Net margin(2)	1.6%		27.2		24.8
_______________
(1)	Income from operations divided by total revenue, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2009 compared to the year ended December 31, 2008.

Revenues

Total revenues for 2009 were Ps. 1,896.3 million, 4.6% lower than the Ps. 1,988.5 million recorded in 2008, as a result of decreases in both aeronautical and non-aeronautical revenue.

Aeronautical revenue decreased 5.6% to Ps. 1,527.0 million in 2009, as compared to Ps. 1,617.2 million in 2008, due primarily to a decrease in revenues from passenger charges from Ps. 1,234.0 in 2008 to Ps. 1,189.8 in 2009. This decrease in passenger charges was attributable to a decline in passenger traffic during the year.  Aeronautical revenue per workload unit in 2009 was Ps. 124.75 compared to Ps. 115.12 in 2008, an increase of 8.4%.

Non-aeronautical revenue decreased 0.5% from Ps. 371.3 million in 2008 to Ps. 369.3 million in 2009, principally due to decreases in revenues from car parking, which decreased 7.3% and was substantially offset by increases in other categories.  Non-aeronautical revenue per terminal passenger increased by 21.6%, from Ps. 26.4 in 2008 to Ps. 32.1 in 2009, primarily due to the expansion and improvement of the commercial areas in our airports, including the opening and remodeling of retail stores in Chihuahua, Ciudad Juárez, and Acapulco, restaurants in Reynosa, Ciudad Juárez, and Durango, and the start of operations of currency exchange services in Monterrey terminal A, Acapulco, and Zihuatanejo among others.

Revenues by Airport

Aeronautical revenues decreased by 7.3% from Ps. 728.4 million in 2008 to Ps. 675.4 million in 2009 at the Monterrey airport, due to route cancelations and Aviacsa´s exit in July 2009.  Non-aeronautical revenues decreased at the Monterrey airport by 6.4% from Ps. 195.8 in 2008 to Ps. 183.2 million in 2009, due primarily to a decrease in food and beverage operations of 20.6%, and a decrease in passenger traffic.  Revenues decreased by 7.1% from Ps. 924.2 million in 2008 to Ps. 858.6 million in 2009 at the Monterrey airport, due to a decrease in passenger traffic of 21%.  Revenues per workload unit at the Monterrey airport increased by 17.3% from Ps. 132.1 in 2008 to Ps. 154.9 in 2009, primarily due to an increase in revenues from passenger charges and a decrease in workload units.

Aeronautical revenues decreased by 10.5% from Ps. 133.9 million in 2008 to Ps. 119.9 million in 2009 at the Acapulco airport, due to flights and route cancellations by domestic airlines.  Non-aeronautical revenues decreased at the Acapulco airport by 9.7% from Ps. 23.7 million in 2008 to Ps. 21.4 million in 2009, due to primarily to a decrease in duty free sales of 35.4%, and a decrease in passenger traffic.  Revenues decreased by 10.3% from Ps. 157.6 million in 2008 to Ps. 141.3 million in 2009 at the Acapulco airport, due to a decrease in passenger traffic of 23%.  Revenues per workload unit at the Acapulco airport increased by 16.2% from Ps. 143.8 in 2008 to Ps. 167.1 in 2009, primarily due to an increase in revenues from passenger charges and a decrease in workload units.

Aeronautical revenues increased by 4.4% from Ps. 106.6 million in 2008 to Ps. 111.3 million in 2009 at the Mazatlán airport, due to an increase in revenues from international passenger charges. Non-aeronautical revenues increased at the Mazatlán airport by 1.8% from Ps. 32.6 million in 2008 to Ps. 33.2 million in 2009, due primarily to an increase in revenues from car parking of 17.1%.  Revenues increased by 3.8% from Ps. 139.2 million in 2008 to Ps. 144.5 million in 2009 at the Mazatlán airport, due to an increase in aeronautical and non aeronautical revenues.  Revenues per workload unit at the Mazatlán airport increased by 17.1% from Ps. 162.7 in 2008 to Ps. 190.6 in 2009, primarily due to an increase in revenues from passenger charges and a decrease in workload units.

Aeronautical revenues increased by 7.3% from Ps. 121.0 million in 2008 to Ps. 129.8 million in 2009 at the Culiacán airport, due to an increase in revenues from domestic passenger charges.  Non-aeronautical revenues increased at the Culiacán airport by 4.1% from Ps. 19.5 million in 2008 to Ps. 20.3 million in 2009, due primarily to an increase in advertising of 43.0%.  Revenues increased by 6.8% from Ps. 140.5 million in 2008 to Ps. 150.1 million in 2009 at the Culiacán airport, due to an increase in aeronautical and non aeronautical revenues.  Revenues per workload unit at the Culiacán airport increased by 10.5% from Ps. 123.4 in 2008 to Ps. 136.4 in 2009, primarily due to an increase in revenues from passenger charges and a decrease in workload units.

Aeronautical revenues decreased by 3.8% from Ps. 100.0 million in 2008 to Ps. 96.2 million in 2009 at the Chihuahua airport, due to a reduction in domestic airlines flights. Non-aeronautical revenues decreased at the Chihuahua airport by 2.5% from Ps. 20.4 million in 2008 to Ps. 19.9 million in 2009, due primarily to a decrease in airfreight services of 29.7%.  Revenues decreased by 3.8% from Ps. 120.4 million in 2008 to Ps. 116.1 million in 2009 at the Chihuahua airport, due to a decrease in passenger traffic of 11%.  Revenues per workload unit at the Chihuahua airport increased by 9.1% from Ps. 136.1 in 2008 to Ps. 148.5 in 2009, primarily due to an increase in revenues from passenger charges and a decrease in workload units.

Aeronautical revenues increased by 4.0% from Ps. 80.0 million in 2008 to Ps. 83.2 million in 2009 at the Zihuatanejo airport, due to an increase in revenues from passenger charges.  Non-aeronautical revenues decreased at the Zihuatanejo airport by 9.0% from Ps. 16.6 million in 2008 to Ps. 15.1 million in 2009, due primarily to a decrease in duty free sales of 19.1%.  Revenues increased by 1.8% from Ps. 96.6 million in 2008 to Ps. 98.3 million in 2009 at the Zihuatanejo airport, due to an increase in aeronautical revenues.  Revenues per workload unit at the Zihuatanejo airport increased by 20.2% from Ps. 149.0 in 2008 to Ps. 179.1 in 2009, primarily due to an increase in revenues from passenger charges and a decrease in workload units.

Aeronautical revenues at our other 7 airports decreased by 10.4% from Ps. 347.2 million in 2008 to Ps. 311.2 million in 2009, due to reductions and cancellations of domestic and international airline flights.  Non-aeronautical revenues decreased by 3.4% from Ps. 68.4 million in 2008 to Ps. 66.1 million in 2009, due principally to a decrease in revenues from car parking of 9.5%.  Revenues decreased by 9.2% from Ps. 415.6 million in 2008 to Ps. 377.3 million in 2009 at our other 7 airports, due to a decrease in aeronautical and non aeronautical revenues.  Revenues per workload unit at our other 7 airports increased by 10.1% from Ps. 128.6 in 2008 to Ps. 141.6 in 2009, primarily due to an increase in revenues from passenger charges and a decreased in workload units.

Operating Results

Cost of Services

Cost of services decreased 0.5%, in 2009 as compared to 2008, mainly as a result of decreases in various categories of expenses, payroll expenses (from Ps. 156.2 million to Ps. 146.0 million) and utilities (from Ps. 112.8 million to Ps. 99.2 million).  As a percentage of total revenues, cost of services increased from 23.1% of revenues in 2008 to 24.1% of revenues in 2009, mainly reflecting the increase in costs (maintenance, safety, security and insurance) and decrease in revenues.

Administrative Expenses

Our administrative expenses consist primarily of administrative overhead costs, fees and expenses paid to consultants and other providers of professional services and other miscellaneous expenses.  Administrative expenses increased from Ps. 317.1 million in 2008 to Ps. 320.8 million in 2009, mainly due to an increase in studies for the master devolpment plan for the next five year period as well as increased personnel expense as a result of the corporate reorganization that transferred most personnel to services subsidiaries, which is expected to improve operational efficiency.

Technical Assistance Fee and Concession Tax

Our technical assistance fee decreased 7.0% to Ps. 51.7 million in 2009, as compared to Ps. 55.6 million in 2008, reflecting a decrease in our profitability in 2009.  Our concession tax decreased 6.8% from Ps. 101.6 million in 2008 to Ps. 94.8 million in 2009, reflecting our decrease in revenues in 2009.

Depreciation and Amortization

Our 12.3% increase in depreciation and amortization, from Ps. 366.7 million in 2008 to Ps.411.9 million in 2009, was principally due to the increase in improvements to our concession properties during 2009.

Income from Operations

On a consolidated basis, operating income decreased 18.6% to Ps. 559.4 million in 2009, as compared to Ps. 687.4 million during 2008.  This decrease primarily reflected the 4.6% decrease in our total revenues in 2009.  Our operating margin decreased from 34.6% in 2008 to 29.5% in 2009.

Operating Income by Airport

On an airport-by-airport basis, the principal contributors to operating income in 2009 were the Monterrey International Airport (Ps. 73.4 million), the Chihuahua International Airport (Ps. 19.9 million), the Mazatlán International Airport (Ps. 20.2 million) and the Acapulco International Airport (Ps. 12.7 million).

Operating income for the Monterrey airport increased by 29.9% to Ps. 73.4 million in 2009 from Ps. 56.5 million in 2008, due to a decrease in costs of services and administrative expenses.  Operating income per workload unit at the Monterrey airport increased 64%.

Operating income for the Acapulco airport increased by 30.9% to Ps. 12.7 million in 2009 from Ps. 9.7 million in 2008, due to a decrease in costs of services and administrative expenses.  Operating income per workload unit at the Acapulco airport increased 69.7%.

Operating income for the Mazatlán airport increased by 137.6% to Ps. 20.3 million in 2009 from Ps. 8.5 million in 2008, due to an increase in revenues and a decrease in costs of services and administrative expenses.  Operating income per workload unit at the Mazatlán airport increased 168.2%.

Operating income for the Culiacán airport increased by 338.5% to Ps. 11.4 million in 2009 from Ps. 2.6 million in 2008, due to an increase in revenues and a decrease in costs of services and administrative expenses.  Operating income per workload unit at the Culiacán airport increased 538.4%.

Operating income for the Chihuahua airport increased by 26.7% to Ps. 19.9 million in 2009 from Ps. 15.7 million in 2008, due to a decrease in costs of services and administrative expenses.  Operating income per workload unit at the Chihuahua airport increased 71.1%.

Operating income for the Zihuatanejo airport increased by 39.3% to Ps. 7.8 million in 2009 from Ps. 5.6 million in 2008, due to an increase in revenues and a decrease in costs of services and administrative expenses.  Operating income per workload unit at the Zihuatanejo airport increased 64.5%.

Operating income for our 7 other airports increased by 30.9% to Ps. 32.2 million in 2009 from Ps. 24.6 million in 2008, due to a decrease in costs of services and administrative expenses.  Operating income per workload unit at the other 7 airports increased 36.1%.

Comprehensive Financing Result

Our net comprehensive financing result in 2009 resulted in a loss of Ps. 22.1 million, as compared to a loss of Ps. 11.4 million in 2008.  This change resulted primarily from an increase in interest expenses of Ps. 26.2 million in 2009.

Income Taxes

For 2009, income tax expense was Ps. 77.8 million, a decrease of 67.4% as compared to Ps. 238.9 million in 2008.  The decrease in income taxes was principally the net result of a decrease in current income tax expense of Ps. 92.0 million as a result of a decrease in pre-tax income, an increase of Ps. 17.5 million in deferred regular income tax, an increase in current IETU expense of Ps. 13.8 million, and a decrease of Ps. 100.4 million related to the deferred tax effects of the new IETU Law enacted in 2007.  We created a valuation allowance for the entire amount of tax loss carry forwards and recoverable asset taxes that can be offset against ISR taxable income in the calculation of the 2008 deferred taxes.  We continued to record a deferred IETU liability in 2008 and 2009, which did not affect our cash flows.  In the future some of our subsidiaries will only have to pay ISR, while others only IETU.  We recognize deferred taxes based on the tax that we expect to pay in the future.

Our effective tax rate in 2008 and 2009 was 30.6% and 14.2% respectively.

Net Income

Net income in 2009 was Ps. 469.5 million, a decrease of 13.3% as compared to the prior year period. Earnings per share were Ps.1.1889, and earnings per ADS were U.S. 0.7280. Each ADS represents eight Series B shares.

Results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007.

Revenues

Total revenues for 2008 were Ps. 1,988.5 million, 4.8% higher than the Ps. 1,897.4 million recorded in 2007, as a result of increases in both aeronautical and non-aeronautical revenue.

Aeronautical revenue increased 4.3% to Ps. 1,617.2 million in 2008, as compared to Ps. 1,549.8 million in 2007, due primarily to an increase in revenues from passenger charges from Ps. 1,162.0 in 2007 to Ps.1,234.0 in 2008. This increase in passenger charges was attributable to a better performance during the first half of the year.  Aeronautical revenue per workload unit in 2008 was Ps. 115.12 compared to Ps. 103.1 in 2007, an increase of 12%.

Non-aeronautical revenue increased 6.8% from Ps. 347.5 million in 2007 to Ps. 371.3 million in 2008, principally due to increases in revenues from car parking, which increased 6.8%, food and beverage operations, which increased 10.8%, as well as increases in other categories of non-aeronautical revenues.  Non-aeronautical revenue per terminal passenger increased by 7.8%, from Ps. 24.5 in 2007 to Ps. 26.4 in 2008 primarily due to the expansion and improvement of the commercial areas in our airports, including opening of a duty free store in the international arrivals area of Terminal A at the Monterrey airport, the remodeling two stores and a restaurant in Acapulco, the start of operations of baggage wrapping services in Durango, San Luis Potosí, Tampico and Torreón, and the start of operations of areas for tourist promotion and time shares in Monterrey, Ciudad Juárez, and Torreón.

Revenues by Airport

Aeronautical revenues increased by 9.1% from Ps. 667.9 million in 2007 to Ps. 728.4 million in 2008 at the Monterrey airport, due to an increase in revenues from passenger charges.  Non-aeronautical revenues increased at the Monterrey airport by 8.8% from Ps. 179.9 million in 2007 to Ps. 195.8 million in 2008, due primarily to an increase in revenues from car parking of 6.7%.  Revenues increased by 9.0% from Ps. 847.8 million in 2007 to Ps. 924.2 million in 2008 at the Monterrey airport, due to an increase in revenues from passenger charges.  Revenues per workload unit at the Monterrey airport increased by 8.7% from Ps. 121.6 in 2007 to Ps. 132.1 in 2008, due to an increase in revenues from passenger charges.

Aeronautical revenues increased by 6.4% from Ps. 125.9 million in 2007 to Ps. 133.9 million in 2008 at the Acapulco airport, due to an increase in revenues from passenger charges.  Non-aeronautical revenues increased at the Acapulco airport by 5.3% from Ps. 22.5 million in 2007 to Ps. 23.7 million in 2008, due primarily to an increase in revenues from car parking of 18.3%.  Revenues increased by 6.2% from Ps. 148.4 million in 2007 to Ps. 157.6 million in 2008 at the Acapulco airport, due to an increase in revenues from passenger charges.  Revenues per workload unit at the Acapulco airport increased by 3.5% from Ps. 138.9 in 2007 to Ps. 143.8 in 2008, due to an increase in revenues from passenger charges.

Aeronautical revenues decreased by 4.0% from Ps. 111.0 million in 2007 to Ps. 106.6 million in 2008 at the Mazatlán airport, due to a decrease in passenger traffic of 8%.  Non-aeronautical revenues increased at the Mazatlán airport by 0.3% from Ps. 32.5 million in 2007 to Ps. 32.6 million in 2008, due primarily to an increase in time shares of 2.0%.  Revenues decreased by 3.0% from Ps. 143.5 million in 2007 to Ps. 139.2 million in 2008 at the Mazatlán airport, due to a decrease in passenger traffic of 8%.  Revenues per workload unit at the Mazatlán airport increased by 5.5% from Ps. 154.2 in 2007 to Ps. 162.7 in 2008, due to an increase in revenues from passenger charges.

Aeronautical revenues decreased by 4.8% from Ps. 127.1 million in 2007 to Ps. 121.0 million in 2008 at the Culiacán airport, due to a decrease in passenger traffic of 3%.  Non-aeronautical revenues increased at the Culiacán airport by 7.7% from Ps. 18.1 million in 2007 to Ps. 19.5 million in 2008, due primarily to an increase in revenues from car parking of 11.8%.  Revenues decreased by 3.2% from Ps. 145.2 million in 2007 to Ps. 140.5 million in 2008 at the Culiacán airport, due to a decrease in passenger traffic of 3%.  Revenues per workload unit at the Culiacán airport increased by 0.4% from Ps. 122.9 in 2007 to Ps. 123.4 in 2008, due to an increase in revenues from passenger charges.

Aeronautical revenues increased by 2.0% from Ps. 98.0 million in 2007 to Ps. 100.0 million in 2008 at the Chihuahua airport, due to an increase in revenues from passenger charges.  Non-aeronautical revenues increased at the Chihuahua airport by 9.1% from Ps. 18.7 million in 2007 to Ps. 20.4 million in 2008, due primarily to an increase in revenues from car parking of 16.7%.  Revenues increased by 3.2% from Ps. 116.7 million in 2007 to Ps. 120.4 million in 2008 at the Chihuahua airport, due to an increase in revenues from passenger charges.  Revenues per workload unit at the Chihuahua airport increased by 7.3% from Ps. 126.9 in 2007 to Ps. 136.1 in 2008, due to an increase in revenues from passenger charges.

Aeronautical revenues increased by 0.5% from Ps. 79.6 million in 2007 to Ps. 80.0 million in 2008 at the Zihuatanejo airport, due to an increase in revenues from passenger charges.  Non-aeronautical revenues at the Zihuatanejo airport were Ps. 16.6 million in 2007 and 2008, due primarily to a decrease in duty free operations of 5.9%.  Revenues increased by 0.4% from Ps. 96.2 million in 2007 to Ps. 96.6 million in 2008 at the Zihuatanejo airport, due to an increase in revenues from passenger charges.  Revenues per workload unit at the Zihuatanejo airport increased by 5.2% from Ps. 141.6 in 2007 to Ps. 149.0 in 2008, due to an increase in revenues from passenger charges.

Aeronautical revenues at our other 7 airports increased by 2.0% from Ps. 340.3 million in 2007 to Ps. 347.2 million in 2008, due to an increase in revenues from passenger charges.  Non-aeronautical revenues decreased by 3.4% from Ps. 70.8 million in 2007 to Ps. 68.4 million in 2008, due primarily to a decrease in time shares and other revenues of 18.1%.  Revenues increased by 1.1% from Ps. 411.1 million in 2007 to Ps. 415.6 million in 2008 at our other 7 airports, due to an increase in revenues from passenger charges.  Revenues per workload unit at our other 7 airports increased by 2.6% from Ps. 125.4 in 2007 to Ps. 128.6 in 2008 due to an increase in revenues from passenger charges.

Operating Results

Cost of Services

Cost of services increased 9.3%, in 2008 as compared to 2007, mainly as a result of increases in various categories of expenses, including security expenses (from Ps. 74.9 million to Ps. 81.0 million), payroll expenses (from Ps. 143.1 million to Ps. 156.2 million) and other expenses (from Ps. 54.5 million to Ps. 54.8 million).  As a percentage of total revenues, cost of services increased from 22.2% of revenues in 2007 to 24.3% of revenues in 2008, mainly reflecting the increase in costs (mainly corporate reorganization costs, electricity and inflationary pressure) and decrease in revenues.

Administrative Expenses

Our administrative expenses consist primarily of administrative overhead costs, fees and expenses paid to consultants and other providers of professional services and other miscellaneous expenses.  Administrative expenses increased from Ps. 256.7 million in 2007 to Ps. 317.1 million in 2008, mainly due to an increase in the provisions for doubtful accounts in the fourth quarter of 2008 of Ps. 27.6 million, resulting principally from Alma’s exit from the market as well as increased personnel expense as a result of the corporate reorganization that transferred most personnel to services subsidiaries, which is expected to improve operational efficiency.

Technical Assistance Fee and Concession Tax

Our technical assistance fee decreased 3.1% to Ps. 55.6 million in 2008, as compared to Ps. 57.4 million in 2007, reflecting a decrease in our profitability in 2008.  Our concession tax increased 3.4% from Ps. 98.3 million in 2007 to Ps. 101.6 million in 2008, reflecting our increase in revenues in 2008.

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

Operating Income by Airport

On an airport-by-airport basis, the principal contributors to operating income in 2008 were the Monterrey International Airport (Ps. 56.5 million), the Chihuahua International Airport (Ps. 15.7 million), the Zihuatanejo International Airport (Ps. 5.6 million) and the Culiacán International Airport (Ps. 2.6 million).

Operating income for the Monterrey airport increased by 31.7% to Ps. 56.5 million in 2008 from Ps. 42.9 million in 2007, due to an increase in revenues.  Operating income per workload unit at the Monterrey airport increased 31.3%.

Operating income for the Acapulco airport increased by 54.0% to Ps. 9.7 million in 2008 from Ps. 6.3 million in 2007, due to an increase in revenues.  Operating income per workload unit at the Acapulco airport increased 50.1%.

Operating income for the Mazatlán airport decreased by 33.6% to Ps. 8.5 million in 2008 from Ps. 12.8 million in 2007, due to a decrease in revenues.  Operating income per workload unit at the Mazatlán airport decreased 27.8%.

Operating income for the Culiacán airport decreased by 67.5% to Ps. 2.6 million in 2008 from Ps. 8.0 million in 2007, due to a decrease in revenues.  Operating income per workload unit at the Culiacán airport decreased 66.3%.

Operating income for the Chihuahua airport increased by 14.6% to Ps. 15.7 million in 2008 from Ps. 13.7 million in 2007, due to an increase in revenues.  Operating income per workload unit at the Chihuahua airport increased 19.1%.

Operating income for the Zihuatanejo airport increased by 21.7% to Ps. 5.6 million in 2008 from Ps. 4.6 million in 2007, due to an increase in revenues and a decrease in operating costs.  Operating income per workload unit at the Zihuatanejo airport increased 27.5%.

Operating income for our 7 other airports increased by 10.3% to Ps. 24.6 million in 2008 from Ps. 22.3 million in 2007, due to an increase in revenues.  Operating income per workload unit at the other 7 airports increased 11.9%.

Comprehensive Financing Result

Our net comprehensive financing result in 2008 resulted in a loss of Ps. 11.5 million, as compared to income of Ps. 96.2 million in 2007.  This change resulted primarily from foreign exchange loss of Ps. 74.6 million in 2008, as well as from a decrease in interest income from Ps. 126.7 million in 2007 to Ps. 63.2 million in 2008.

Income Taxes

For 2008, income tax expense was Ps. 238.9 million, a decrease of 69.6% as compared to Ps. 785.3 million in 2007.  The decrease in income taxes was principally the net result of a decrease in current income tax expense of Ps. 6.7 million as a result of a decrease in pre-tax income, a decrease of Ps. 562.1 million in deferred regular income tax and a decrease of Ps. 987.3 million related to the deferred tax effects of the new IETU Law enacted in 2007.  We created a valuation allowance for the entire amount of tax loss carry forwards and recoverable asset taxes that can be offset against ISR taxable income in the calculation of the 2008 deferred taxes.  The Company continued to record a deferred IETU liability in 2008, which did not affect the Company’s cash flows.

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

Liquidity and Capital Resources

Historically, our operations have been funded through cash flows from operations, and we have not incurred any significant indebtedness.  In the last two years, we have also used debt to fund our operations.  In the future, we plan to use additional long-term debt as part of our strategy to finance capital expenditures and to improve our net working capital.  As of December 31, 2008 and December 31, 2009, we had Ps. 257.4 million and Ps. 267.7 million, respectively, of cash and cash equivalents.

In 2009, we generated Ps. 448.8 million in cash flows from operating activities, as compared to Ps. 735.5 million in 2008, was principally due to decreases in accounts payable.  Our cash flows used in investing activities during 2009 were Ps. 158.6 million for purchases of capital assets as summarized below in the table “Historical Capital Expenditures by Type.”  Our cash flows used in financing activities were Ps. 597.1 million for payments of dividends and share repurchases.  Also, as part of the strategic investments, we acquired land reserves for the development and expansion of the Monterrey and Culiacán airports.

In 2008, we generated Ps. 735.4 million in cash flows from operating activities, as compared to Ps. 1,070.6 million in 2007, principally due to increases in certain of our working capital accounts such as trade accounts receivable, recoverable taxes and other current assets, which decreased our cash balances in 2008 compared to 2007.  Our cash flows used in investing activities during 2008 were Ps. 352.1 million for purchases of capital assets as summarized below in the table “Historical Capital Expenditures by Type.” Our cash flows used in financing activities were Ps. 1,882.6 million for payments of dividends and share repurchases. Also, as part of the strategic investments, the Company acquired land reserves for the development and expansion of the Monterrey and Culiacán airports.

In 2007, we generated Ps. 1,070.6 million in resources from operating activities, as compared to Ps.729.1 million in 2006, principally due to decreases in certain of our working capital accounts such as trade accounts receivable, recoverable taxes and other current assets, which increased our cash balances in 2007 compared to 2006.  Our resources used in financing activities during 2007 were Ps. 328.9 million for payments of dividends and share repurchases.  Our resources used in investing activities were Ps. 658.0 million for purchases of capital assets as summarized below in the table “Historical Capital Expenditures by Type.”

In December 2005, our parent company Aeroinvest entered into certain credit facilities to finance Aeroinvest’s acquisition from the Mexican government of the Series B shares currently representing 35.3% of our capital stock and to finance an additional loan to SETA for SETA’s exercise of the option to acquire 2% of our Series B shares.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  Aeroinvest subsequently purchased additional Series B Shares representing 6.7% of our capital stock from 2006, year of our initial public offering, to 2009.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  The refinancing consists of the issuance of the following series of notes by a Mexican trust, payable in U.S. dollars:  (i) Ps. 2,125,000,000 aggregate principal amount of Series 2007-1 Class A Notes due 2017, (ii) Ps. 325,000,000 aggregate principal amount of Series 2007-1 Class B Notes due 2017, and (iii) Ps. 355,000,000 aggregate principal amount of Series 2007-1 Class C Notes due 2017.  The refinancing was approved at the extraordinary shareholders meeting held January 31, 2007.

Aeronivest’s revenue is derived principally from dividend distributions in respect of its ownership of our capital stock and the capital stock of SETA.  Consequently, Aeroinvest’s ability to service its debt is greatly dependant on our dividend distributions.  As such, under the restructuring documents, Aeroinvest is required to cause us to distribute all of our available cash, subject to certain limitations, as quarterly dividends in accordance with our dividend policy, and is required to restrict us from making certain changes to the divided policy.  If we do not distribute a minimum required amount of dividends on each dividend payment date, Aeroinvest will be in default under the refinancing documents.  For additional information regarding our dividend policy, please see “Item 8.  Financial Information - Dividends”.

In addition, in connection with the Merrill Lynch refinancing, Aeroinvest has assigned its economic interests (including its right to receive dividends) with respect to its Series B shares currently representing 42.0% of our capital stock as well as 74.5% of the Series A shares of SETA.  If additional notes are issued to Aeroinvest pursuant to the restructuring documents, Aeroinvest may be required to pledge these Series B shares, as well as any other additional Series B shares purchased by Aeroinvest prior to such issuance, as collateral security for such additional notes.

Under the refinancing agreements, Aeroinvest is required to maintain at least its present ownership interest in us and SETA, majority control over us and our subsidiaries and a minimum interest expense to EBITDA ratio.  The terms of the refinancing agreements require that Aeroinvest cause us to comply with numerous covenants, which include certain restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change our business or make investments or capital expenditures outside of the master development plans.  As a result, Aeroinvest would be required to obtain a waiver or amendment under the restructuring documents to permit us to undertake certain of these restricted actions, including the incurrence of any material amount of indebtedness, and there can be no assurances that such waivers or amendments would be obtained.  If Aeroinvest defaults on its obligations under the refinancing documents, we would be further restricted in our ability create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change our business or make investments or capital expenditures outside of the master development plans, Aeroinvest could lose its ability to vote its shares of our capital stock as well as its shares of SETA, and the trustee could in certain circumstances foreclose on the Series B shares and is SETA shares held in trust.Under the terms of our concessions, each of our subsidiary concession holders is required to present a master development program for approval by the Ministry of Communications and Transportation every five years, which includes investment commitments (including capital expenditures and improvements) applicable to us as concession holder for the succeeding five-year period.  For more information on our master development programs and historical and projected committed investments and capital expenditures, please see “Item 4. History and Development of the Company – Master Development Programs”.

Share Repurchase Program

On April 27, 2007, our shareholders approved the establishment of a share repurchase reserve in the amount of Ps. 400,000,000.  On April 3, 2008, our shareholders approved up to Ps. 400,000,000 for share repurchases and at our shareholder meeting held on April 24, 2009, our shareholders approved a reserve of Ps. 400,000,000 for share repurchases. Share repurchases began in October of 2007.  As of May 28, 2010, we had used Ps. 67.9 million to repurchase a total of 818,000 Series B shares in accordance with the share repurchase program.  On April 16, 2010, our shareholders authorized the use of an amount of up to Ps. 400,000,000 for repurchases of Series B shares during 2010.

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

Income Taxes

In conformity with Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Statutory Profit Sharing, of MFRS, a provision or benefit for income tax is recorded in the results of the year in which such tax expense or benefit is incurred.  Deferred income tax assets and liabilities are recognized for temporary differences derived from comparing the accounting and tax values of assets and liabilities, plus any future benefits resulting from tax loss carry-forwards or any other tax credit.  The resulting deferred tax provision or benefit is reflected in our consolidated statements of income.  A deferred tax liability is recorded when there is a charge to results, and a deferred tax asset is recorded in the event of a credit to results.

Asset tax paid may be recognized as an asset tax credit, reducing the deferred income tax liability, if it is probable that we will generate sufficient taxable income to compensate or to recover the tax.

Deferred employee statutory profit sharing resulting from the temporary differences between the accounting results and the taxable income from operations are recognized as a deferred employees’ statutory profit sharing asset or liability.  The asset is recorded when there is a high probability that the asset will be realized and there is no evidence that such situation will change.  On the balance sheet, the deferred employee statutory profit sharing is shown net of the deferred income tax.

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

On October 1, 2007, the Business Flat Tax Law (IETU) was enacted, and it went into effect on January 1, 2008.  IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU, less certain authorized deductions.  IETU payable is calculated by subtracting certain tax credits from the tax determined.  Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008.  IETU establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010.  Therefore, as of December 31, 2007, we recorded a deferred IETU liability of Ps.1,073,859, and cancelled the deferred corporate income tax (“ISR”) liability of Ps.597,506, recognizing the effect net in the statement of income of Ps.476,353.  We continued to record a deferred IETU liability in 2008.   In the future some of our subsidiaries will only have to pay ISR, while others only IETU.  We recognize deferred taxes based on the tax that we expect to pay in the future.

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

The principal differences between MFRS and U.S. GAAP as they relate to us are the treatment of our investments in our concessions and the rights to use our airport facilities, the treatment of SETA’s option and portion of shares held in trust, which are forfeitable, and the effects of deferred taxes.  Each of these differences affects both consolidated net income and stockholders’ equity.  See Note 24 to our audited financial statements for a discussion of these differences and the effect on our consolidated financial position and results of operation.

Off-balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

	Payments due by period
	Total	Less than 1 year(2)	1-3 years		3-5 years		More than 5 years
	(in millions of pesos)
Contractual Obligations

Master development programs	Ps.762.3	Ps.762.3	N/A	(3)	N/A	(3)	N/A	(3)
Purchase obligations(1)	234.9	39.1	78.3		78.3		39.2
Total	Ps.997.2	Ps.801.4	78.3		78.3		39.2
_______________
(1)
Reflects minimum fixed annual payment of U.S.$3 million required to be paid under our Technical Assistance Agreement, assuming an average exchange rate of Ps. 13.05 per U.S. dollar and an annual U.S. inflation rate of 3.8%.  The amount ultimately to be paid in any year will depend on our profitability.

(2)	Amount for less than one year corresponds to obligations for the remainder of 2009.
(3)
In 2010, the fifth year of our current master development program, a negotiation will take place with the Ministry of Communications and Transportation to determine the new master development program commitments for the subsequent five-year period.

New Accounting Pronouncements

MFRS

With the purpose of making Mexican standards converge with International Financial Reporting Standards (“IFRS”), in 2009, the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”) issued the following NIFs and Interpretations of Financial Reporting Standards (“INIF”):

For fiscal years that begin on January 1, 2010:

C-1, Cash and Cash equivalents

Improvements to NIFs for 2010

INIF 14, Construction Contracts, Sale of Real Property and Rendering of Related Services

INIF 17, Service Concession Contracts

Some of the most important changes established by these standards are:

NIF C-1, Cash and Cash Equivalents, requires restricted cash and cash equivalents to be included within the cash and cash equivalents caption, as opposed to Bulletin C-1, which required presentation under separate captions; NIF C-1 replaces the caption on-demand temporary investments with the caption on-demand available investments clarifying that this type of investment has a maturity of up to three months from its acquisition date.

Improvements to NIFs for 2010 – The main improvements generating accounting changes that must be recognized retroactively are:

NIF B-1, Accounting Changes and Correction of Errors –Requires further disclosures in case the Company applies a particular Standard for the first time.

NIF B-2, Statement of Cash Flows – Requires recognition of the effects of fluctuations in exchange rates used for translating cash in foreign currencies, and changes in fair value of cash in the form of precious metal coins, and other cash items, at fair value, in a specific line item.

NIF B-7, Business Acquisitions – Requires recognition of  intangible assets or provisions because the acquired business has a contract whose terms and conditions are favorable or unfavorable with respect to market, only when the acquired business is the lessee in an operating lease.  This accounting change should be recognized retroactively and not go further than January 1, 2009.

NIF C-7, Investments in Associated Companies and Other Permanent Investments – Modifies how the effects derived from increases in equity percentages in an associated company are determined.  It also establishes that the effects due to an increase or decrease in equity percentages in associated companies should be recognized under equity in income (loss) of associated companies, rather than in the non-ordinary line item within the statement of income.

NIF C-13, Related Parties – Requires that, if the direct or ultimate controlling entity of the reporting entity does not issue financial statements available for public use, the reporting entity should disclose the name of the closest, direct / indirect, controlling entity that issues financial statements available for public use.

INIF 14, Construction Contracts, Sale of Real Property and Rendering of Related Services  - is a supplement to Bulletin D-7, Construction and Manufacturing Contracts for Certain Capital Assets, and requires segregation of the different components of the contracts in order to define whether the contract refers to construction of real property, sale of real property, or rendering related services, and establishes the rules for recognizing revenue and related costs and expenses, based on the different elements identified in the contract.  INIF 14 provides guidance for the appropriate use of the percentage-of-completion method for revenue recognition.

INIF 17, Service Concession Contracts - is a supplement to Bulletin D-7, Construction and Manufacturing Contracts for Certain Capital Assets, and establishes that, when the infrastructure of the service concession contracts falls within the scope of this INIF, it should not be recognized under property, plant and equipment.  It also establishes that when the operator renders construction or improvement services, as well as operation services under the same contract, revenues should be recognized for each type of service, based on the fair value of each consideration received at the time the service is rendered.  When amounts are clearly identified and, after they are quantified, the applicable revenue recognition criterion should be followed, taking the nature of the service rendered into consideration.  Also, INIF 17 establishes that, when the operator renders construction or improvement services, both revenues and the associated costs and expenses should be recognized under the percentage-of-completion method and consideration received, or receivable, should be recognized, initially, at fair value.  Revenues from operation services should be recognized as the services are rendered and suppletorily considering IAS 18.

For fiscal years that begin on January 1, 2011:

B-5, Financial Segment Information, and

B-9, Interim Financial Information

Some of the most important changes established by these standards are:

NIF B-5, Financial Segment Information – Uses a managerial approach to disclose financial information by segments, as opposed to Bulletin B-5, which also used a managerial approach but required that the financial information be classified by economic segments, geographical areas, or homogenous client groups.  NIF B-5 does not require different risks among business areas to separate them.  It allows areas in the preoperating stage to be classified as a segment, and requires separate disclosure of interest income, interest expense and liabilities, as well as disclosure of the entity’s information as a whole with respect to products, services, geographical areas and major customers and suppliers.  Like the preious Bulletin, this Standard is mandatory only for public companies or companies in the process of becoming public.

NIF B-9, Interim Financial Information – As opposed to Bulletin B-9, this Standard requires a condensed presentation of the statement of changes in stockholders’ equity and statement of cash flows, as part of the interim financial information.  For comparison purposes, it requires that the information presented at the closing of an interim period contain the information of the equivalent interim period of the previous year, and in the case of the balance sheet, presentation of the previous years’ annual balance sheet.

At the date of issuance of these financial statements, we have not fully assessed the effects of adopting these new standards on our financial information.

International Financial Reporting Standards

In January 2009, the Mexican Securities and Exchange Commission published the amendments to the Mexican Securities Law, including the obligation to prepare and present financial statements using International Financial Reporting Standards beginning 2012. Early adoption is permitted.

At the date of issuance of these financial statements, we have not fully assessed the effects of adopting these new standards on our financial information.

U.S. GAAP

In October 2009, we adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“FASB ASC”) 105-10 (SFAS No. 168), The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.  FASB ASC 105-10 (SFAS No. 168) establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial standards in conformity with U.S. GAAP. FASB ASC 105-10 (SFAS No. 168) is effective for interim and annual periods ending after September 15, 2009. On the effective date, all then-existing non-SEC accounting and reporting standards are superseded, with the exception of certain items listed in FASB ASC 105-10 (SFAS No. 168). The purpose of the Codification is not to create new accounting and reporting guidance, but rather to simplify user access to all authoritative U.S. GAAP. Accordingly, the adoption of FASB ASC 105-10 (SFAS No. 168) had no effect on our consolidated financial statements.

We adopted the disclosure requirements of ASC 820-10 (SFAS No. 157, Fair Value Measurements) in relation to nonfinancial assets and liabilities in 2009.  The adoption of this standard did not impact us because we did not record any fair value adjustments relating to our nonfinancial assets and liabilities in 2009.

In January 2009, we adopted FASB ASC 810-10 (SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51) which establishes the accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, and also amends certain consolidation guidance for consistency with revised standards regarding business combinations. The accounting provisions of FASB ASC 810-10 (SFAS No. 160) must be applied prospectively as of the beginning of the fiscal year in which the provisions are initially adopted, while the presentation and disclosure requirements must be applied retrospectively, to provide comparability in the financial statements.  FASB ASC 810-10 (SFAS No. 160) was effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  As a result of adopting this standard, we reclassified the noncontrolling interest to stockholders’ equity in the year of adoption and in prior periods for purposes of comparability.  Refer to Note 24 of our consolidated financial statements for more information regarding such impact.

In January 2009, we adopted FASB ASC 805-10 (SFAS No. 141(R), Business Combinations – a replacement of FASB No. 141 (R)), which, among other changes, requires an acquirer in a business combination to (a) recognize assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date, and (b) expense all acquisition-related costs.  FASB ASC 805-10 (SFAS No. 141(R)), also amends FASB ASC 740-10 (SFAS No. 109, Accounting for Income Taxes) to require that any reductions to an acquired entity’s valuation allowances on deferred taxes and acquired tax contingencies that occur after the measurement period is recorded as a component of income tax expense.  FASB ASC 805-10 (SFAS No. 141(R)) must be applied prospectively to all business combinations for which the acquisition date occurs during fiscal years beginning on or after December 15, 2008, with the exception to the amendments to ASC 740-10 (SFAS No. 109, Accounting for Income Taxes), which will also be applied to business combinations with acquisition dates prior to the effective date of this standard.  The adoption of this guidance did not have an impact on our consolidated financial statements and related disclosures and any future impact will be dependent on any future acquisitions.

In July 2009, we adopted FASB ASC 855-10 (SFAS 165, Subsequent Events). FASB ASC 855-10 (SFAS 165) establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, FASB ASC 855-10 (SFAS 165) requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. FASB ASC 855-10 (SFAS 165) was effective for fiscal years and interim periods ending after June 15, 2009. The disclosures required pursuant to this new standard are presented in Note 24.

On June 12, 2009, the FASB issued ASC 860-10 (SFAS No. 166, Accounting for Transfer of Financial Assets – an amendment of FASB Statement No. 140), which eliminates the concept of a qualifying special purpose entity (“QSPE”) and modifies the derecognition provisions of a previously issued accounting standard. FASB ASC 860-10 (SFAS No. 166) also required additional disclosures that focus on the transferor’s continuing involvement with the transferred assets and the related risks retained. FASB ASC 860-10 (SFAS No. 166) is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. Early adoption is prohibited. We do not enter into transactions to transfer its financial instruments and as a result the adoption of this standard is not expected to impact our consolidated financial position, results of operations or cash flows.

On June 12, 2009, the FASB issued ASC 810-10 (SFAS No. 167, Amendments to FASB Interpretation No. 46 (R)), which amends the consolidation guidance that applies to variable interest entities. The new guidance requires an entity to carefully reconsider its previous consolidation conclusions, including (1) whether an entity is a variable interest entity (VIE), (2) whether the enterprise is the VIE’s primary beneficiary, and (3) what type of financial statement disclosures are required. FASB ASC 810-10 (SFAS No. 167) is effective as of the beginning of the first fiscal year that begins after November 15, 2009. The amendments to the consolidation guidance affect all entities and enterprises currently within the scope of FASB ASC 810-10 (SFAS No. 167), as well as qualifying special-purpose entities that are currently outside the scope of FASB ASC 810-10 (FIN 46(R)). Early adoption is prohibited.  We do not have any unconsolidated special purpose entities and the adoption of this standard is not expected to impact our consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, which contains new guidance on accounting for revenue arrangements with multiple deliverables. When vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The guidance in the ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010.  Early adoption is permitted. The adoption of this standard is not expected to impact our consolidated financial position, results of operations or cash flows.

On January 21, 2010, the FASB issued ASU 2010-06. The ASU amends ASC 820, Fair Value Measurements and Disclosures (SFAS No. 157) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements.  It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  This ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715, Compensation – Retirement Benefits, to require that disclosures be provided by classes of assets instead of by major categories of assets.  The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted.

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

The following table lists our current directors as of the date of this annual report, their titles, dates of appointment and ages:

Name	Title	Director since	Age
Bernardo Quintana Isaac	Chairman and Director	December 21, 2005	68
Alberto Felipe Mulás Alonso	Independent Director	October 2, 2006	49
Salvador Alva Gómez	Independent Director	October 2, 2006	59
Manuel Francisco Arce Rincón	Independent Director	October 2, 2006	68
Luis Guillermo Zazueta Domínguez	Independent Director	October 2, 2006	64
Fernando Flores Pérez	Independent Director	April 29, 2007	64
Luis Fernando Zárate Rocha*	Director	September 22, 2000	66
Alonso Quintana Kawage*	Director	March 14, 2003	36
Sergio Fernando Montaño León	Director	December 21, 2005	62
José Luis Guerrero Álvarez	Director	December 21, 2005	66
Jean Marie Chevallier*	Director	December 13, 2006	65
Jacques Follain*	Alternate Director	December 13, 2006	54
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

Manuel F. Arce Rincón.  Mr. Manuel F. Arce Rincón has been a member of our Board of Directors since December 2006. Since 1995, Mr. Arce has been Managing Director and Partner at Grupo Consultor ACM, S.C., where he advises a wide range of clients in the public and private sectors.  For more than 30 years he has also served on the Board of Directors of many government-owned and private sector companies, including several companies listed on the Mexican Stock Exchange. He is also an independent Board of Directors member of more than 35 investment funds. In the public sector, Mr. Arce worked at the Federal Electricity Commission, the Coordinación de Abastos y Distribución and Servicios Metropolitanos S.A. Since 1966, he has been a professor at the Universidad Nacional Autonoma de México.  Mr. Arce graduated with honors from the Universidad Nacional Autónoma de México and holds a Master’s in Business Administration from Columbia University.

Luis Fernando Zárate Rocha.  Mr. Luis Fernando Zárate Rocha has been a member of our Board of Directors since September 2000.  Mr. Zárate is also a member of the Board of Directors and an Executive Vice President of Empresas ICA, S.A.B. de C.V.  Mr. Zárate oversees business development for Empresas ICA, as well as the operations of the airport operator SETA and Proactiva Medio Ambiente.  Mr. Zárate has been affiliated with Empresas ICA for over 40 years, during which time he has worked in business development as well in construction and infrastructure projects.  Mr. Zárate is also a member of the Board of Directors of Fundación ICA, S.C.  Mr. Zárate holds a degree in civil engineering from the Universidad Nacional Autónoma de México, where he has been a professor of engineering since 1978.

Luis Guillermo Zazueta Domínguez.  Mr. Luis Guillermo Zazueta Domínguez has been a member of our Board of Directors since December 2006.  In 1971, Mr. Zazueta founded Despacho Zazueta Hermanos, S.C., a professional accounting firm advising a wide range of clients on accounting and tax matters.  He is also on the Board of Directors of Seguros Argos S.A. de C.V., ANA Automóvil Club de Mexico, A.C., Almacenadora Gomex and Astered Union de Credito.  He is a member of the College of Certified Public Accountants and registered as a Fiscal Public Accountant at the Ministry of Finance and Public Credit, the Mexican Social Security Institute, INFONAVIT and the Federal District.  Mr. Zazueta holds a degree in public accounting from the Universidad Iberoamericana.

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

José Luis Guerrero Álvarez.  Dr. José Luis Guerrero Álvarez has been a member of our Board of Directors since December 2005.  Dr. Guerrero became Chief Executive Officer of Empresas ICA, S.A.B. de C.V. effective January 1, 2007 and is a member of ICA’s Board of Directors.  Previously, he was Executive Vice President and Chief Financial Officer of Empresas ICA.  For the past 28 years, Dr. Guerrero has held various positions in the finance, administration, divestment, real estate, manufacturing and business development areas of Empresas ICA.  Before Empresas ICA, Dr. Guerrero served as the Planning Director of Combinado Industrial Sahagún, the Technical Director of Roca Fosforica Mexicana and held various other positions in Mexico and abroad.  Dr. Guerrero holds a Diploma D’Ingenieur I.S.M.C.M. from Institut Superieur des Materiaux et de la Construction Mecanique of Paris, and an M.S. and Ph.D. in engineering from the University of Illinois at Urbana-Champaign.

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

The following table lists our executive officers, their current position and their year of appointment as an executive officer.

Name	Current position	Executive officer since(2)	Age
Victor Humberto Bravo Martin(1)	Chief Executive Officer	March 20, 2006	44
Nicolas Etienne Marcel Claude(1)	Chief Operating Officer	October 14, 2004	44
José Luis Guerrero Cortes(1)	Chief Financial Officer	July 1, 2009	29
Manuel de la Torre Melendez	General Counsel	January 1, 2004	46
Roberto Ontiveros	Infrastructure and Maintenance Director	July 22, 2008	45
Stephane Taysse (1)	Commercial and Marketing Director	December 1,2009	37
Porfirio González Alvarez	Airports Director	April 26, 2006	59
_________________________________
(1)	Appointed by SETA as holder of Series BB shares.
(2)	Date of Appointment.

Víctor Humberto Bravo Martín served as our Chief Financial Officer since March 2006 and in July 2009 he became our Chief Executive Officer.  Prior to joining us, he occupied various positions in Empresas ICA, including Corporate Finance Director, Project Finance Director, Corporate Finance Analysis Manager and Corporate Economic Analysis Manager.  Mr. Bravo holds a B.S. in economics from Instituto Tecnológico y de Estudios Superiores de Monterrey, a diploma in finance from Instituto Tecnológico Autónomo de México, an MBA from the Leonard N. Stern School of Business at New York University and an MBA from the Manchester School of Business.  He has also completed various specialization courses in the areas of finance and management.

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

José Luis Guerrero Cortes has served as our Chief Financial Officer since July 2009. Previously he earned an MBA from the Harvard Business School and worked as a summer associate at Goldman Sachs in the debt capital markets and derivatives groups in 2008. Prior to his MBA, he served as a financial analyst at Empresas ICA and as an assistant brand manager at Procter & Gamble in Mexico.  Mr. Guerrero also worked in the environmental research group of Veolia Environment in France and as a research engineer for Vulcan Chemicals in Kansas.  Mr. Guerrero holds a degree in chemical engineering from the Universidad Iberoamericana and a diploma in Finance from Instituto Tecnológico de Estudios Superiores de Monterrey.

Manuel de la Torre Melendez has served as our General Counsel since January 2004.  Prior to joining us, Mr. de La Torre was a senior associate at Thacher, Proffitt & Wood LLP, where he advised a variety of corporate clients with a particular focus on labor law.  Mr. de la Torre was a professor of labor law and procedural labor law at the Instituto Tecnológico Autónomo de México and holds a law degree, magna cum laude, from the Universidad Nacional Autónoma de México.  He is a member of the Mexican Bar Association and a plenary member and head of the Mexico chapter of the Latin American Association for Airports and Space Law.  He has also carried out studies in aeronautical and space law at McGill University, the University of Leiden, and Daniel Webster College, and he is the author of the First Airport Code for Latin America.  Has been the Secretary of the Board of Directors since March 2007. He is now a member of the Royal Aeronautical Society, which in 2009 was in charge of the Mexican Chapter of the Latin American Association of Aeronautic and Space Law Presidency. He has been a guest speaker in many events and conferences concerning aeronautic and airport matters.  In 2009, he obtained the first place in the 2009 Aeronautic and Space International Law Contest.

Roberto Ontiveros Chávez has served as our Infrastructure and Maintenance Director since July 2008.  Previously, he was Construction Manager for Libra Desarrollos, S.A., Cementos del Yaqui, S.A and PROCASA, and Senior Engineer and Facilities Manager for the US Embassy in México.  Mr. Ontiveros holds a B.S. in civil engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, a Master’s Degree in Construction by Universidad Nacional Autónoma de México, a diploma in Project Management from the Project Management Institute, a diploma as a reinforced concrete inspector from the American Concrete Institute and a diploma on asbestos materials, among other specialization courses in the construction sector.

Stephane Taysse has served as Commercial and Marketing Director since December 2009. Prior to joining us he was Commercial Manager at ADP-Roissy Charles de Gaulle Airport since 2007. Previously he served as Manager in the Business Unit and as Project Manager at Galeries Lafayette during 8 years. He was also Head of the Department of Marks Spencer Department Stores. Mr Taysse has a strong leadership and an extensive vision of the Commercial and Duty Free Market.  He holds a Master’s Degree in International Sales and Marketing and a Bachelor of Business from the School of Toulouse.

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

Compensation of Directors and Executive Officers

For 2009, the aggregate compensation earned by our 25 officers (including executive officers, corporate managers, coordinators and airport administrators) was approximately Ps. 48.5 million.  At the shareholders’ meeting held on April 24, 2009 and the Shareholders’ meeting held on April 16, 2010, the Shareholders approved the following compensation for Directors and Executive Officers: each of the Chief Executive Officer, the Chief Financial Officer, the General Counsel and the permanent invitees and secretaries for each meeting of the board or special committee receives compensation in the amount of Ps. 40,000 net of any required withholding for each board meeting and corporate committee meeting attended.  In addition, independent directors receives a fee of U.S.$ 250 net of any required withholding for each hour they dedicate to our affairs entrusted by the Board of Directors outside of board meetings and corporate committee meetings.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due them according to the Federal Labor Law (Ley Federal del Trabajo).

Committees

The Mexican Securities Law and our Bylaws provide that the Board of Directors may receive assistance from one or more Special Committees created directly by the Board of Directors or by the Chief Executive Officer in order to carry out the functions that the Mexican Securities Law and our Bylaws assign to the Board of Directors with respect to audit and corporate practices.

We previously had two separate Special Committees, a Corporate Practices Committee and an Audit Committee, both of which have been supporting the Board of Directors in carrying out its responsibilities and providing opinions on various matters as requested by the Board of Directors.

Considering the complexity of the projects that are being undertaken by us, which involve financial and planning matters, the Board of Directors resolved on March 10, 2009, to unify in a single Special Committee the current Audit and Corporate Practices Functions and to confer on the committee additional responsibilities for financial and planning matters, which such functions are to be exercised jointly so that the Board of Directors may take decisions with the support of an intermediate body.  Such resolution was ratified by our shareholders’ meeting of April 24, 2009.

Our general shareholders’ meeting held on April 16, 2010 elected the Chairman of this Special Committee.  The current members of the Special Committee are Luis Guillermo Zazueta Domínguez, Alberto Felipe Mulás Alonso, Fernando Flores Pérez and Manuel F. Arce Rincón.  Luis Guillermo Zazueta Domínguez has been designated as an “audit committee financial expert” as defined by the Securities and Exchange Commission.

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

If we are controlled by a shareholder or group of shareholders representing 50% (fifty percent) or more of our capital stock, the committee that conducts the Corporate Practices Functions will be formed by a majority of Independent Directors.

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

Employees

As of December 31, 2009, we had approximately 972 employees.  The total number of employees increased by 1.3% in 2008 and by 0.1% in 2009, due primarily to the addition of personnel operating our cargo facilities and security personnel.  At December 31, 2009, approximately 558 of our employees were unionized.

During 2008, we carried out a corporate restructuring through the establishment of a new subsidiary, Operadora de Aeropuertos del Centro Norte, S.A. de C.V. (“OACN”).  As a result, on August 7, 2008, employees ceased their employment with the individual airports and became employees of OACN.  OACN assumed all labor obligations.  We provisioned Ps. 6.8 million as of December 31, 2008, for the costs related to the assumption of such labor obligations by OACN.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated.

Employees

	December 31,
	2007	2008(2)	2009
Categories of activity:
Airport operations	508	510	515
Airport maintenance	155	151	159
Administration(1)	296	302	298

Geographic location:
Acapulco	93	93	90
Ciudad Juárez	48	51	52
Culiacán	54	56	57
Chihuahua	60	62	62
Durango	42	41	42
Mazatlán	70	71	68
Monterrey	193	182	192
Reynosa	31	34	34
San Luis Potosí	41	43	42
Tampico	57	58	58
Torreón	49	50	50
Zacatecas	40	43	42
Zihuatanejo	47	47	48
Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	134	140	135
Total(1)	959	971	972
__________________________
(1)	As of December 31, 2007, 2008 and 2009, includes 134, 411 and 457 persons respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., our administrative services subsidiary.
(2)
As of June 2008, Operadora de Aeropuertos del Centro Norte S.A de C.V. and Servicios Aeroportuarios del Centro Norte S.A. de C.V., due to a corporate reorganization, employed the operative and administrative employees of all airports

All of our unionized employees are members of local chapters of the Mexican National Union of Airport and Auxiliary Services Workers, an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency as well as of the three other airport groups (the Southeast Group (Grupo Aeroportuario del Sureste, S.A. de C.V.), the Mexico City Group (Grupo Aeroportuario de la Ciudad de México), and the Pacific Group (Grupo Aeroportuario del Pacifico, S.A. de C.V.)) operating in Mexico.  Labor relations with our employees are governed by 13 separate collective labor agreements, each relating to one of our 13 airport subsidiaries, and negotiated by the local chapter of the union.  As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years.

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries.  We make bi-weekly contributions matching each employee’s contribution.  Employees are entitled to withdraw the funds in their accounts on an annual basis.  In 2007, 2008 and 2009, we made a total of Ps.20.4 million, Ps. 36.5 million and Ps. 36.4 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Ministry of Finance and Public Credit.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Aeroinvest is our controlling shareholder.  Aeroinvest directly owns 167,802,700 of our Series B shares that represent 42.0% of our outstanding capital stock.  Aeroinvest also directly owns 331,972,000 Series A shares of SETA that represent 74.5% of its capital stock.  SETA in turn owns 58,800,000 of our Series BB shares and 8,000,000 Series B shares that collectively represent 16.7% of our capital stock.  Consequently, Aeroinvest is the beneficial owner of 54.4% of our capital stock.

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of May 28, 2010:

	Number of shares		Percentage of total share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares

Aeroinvest(1)	167,802,700	-----	42.0%	-----
SETA(2)	8,000,000	58,800,000	2.00%	14.7%
Public	161,360,187	-----	40.3%	-----
Officers and Directors	4,037,113	-----	1.0%	-----
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

The consortium agreement also requires the unanimous vote of Aeroinvest and ADPM to approve: (i) the pledging or creation of a security interest in any of our shares held by SETA and the shares issued by SETA; (ii) any amendments to SETA’s bylaws or the SETA shareholders’ agreement; (iii) our merger, split, dissolution or liquidation; (iv) the amendment or termination of our bylaws, the Participation Agreement, the technical assistance agreement, the technology transfer agreement or related ancillary agreements; (v) changes in our capital structure; (vi) the conversion of our Series BB shares into our Series B shares; and (vii) any sale or transfer of shares of SETA.

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

Arrangements relating to Aeroinvest

In June 2005, SETA assigned to Aeroinvest an option to purchase Series B shares representing 36% of our then-outstanding capital stock (currently equivalent to 35.3% of our capital stock).  Aeroinvest purchased these shares from the Mexican government in December 2005 pursuant to this option, acquiring 141,120,000 Series B shares at an aggregate purchase price of U.S.$203.3 million (Ps.2,165.4 million) (determined based on an initial price per share of U.S.$1.13 (Ps.11.0198) plus an annual 5% premium, subject to decreases for any dividends declared and paid by us).  The acquisition of these Series B Shares was financed through credit facilities.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  Aeroinvest subsequently purchased additional Series B shares representing 6.7% of our capital stock.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In connection therewith, Aeroinvest has assigned its economic interests (including its right to receive dividends) in its Series B shares representing 42.0% of our capital stock as well as 74.5% of the Series A shares of SETA.  The terms of the refinancing documents are described in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

On June 22, 2007, Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., División Fiduciaria and Banca Múltiple, J.P. Morgan Grupo Financiero, División Fiduciaria entered into a voting agreement pursuant to which Aeroinvest agreed to vote its Series B shares currently representing 42.0% of our capital stock as a bloc in the same way SETA votes its shares of our capital stock at all ordinary and extraordinary shareholders meetings, subject to certain exceptions set forth in the agreement.  An English translation of this agreement is filed as an exhibit to this Form 20-F.

RELATED PARTY TRANSACTIONS

Arrangements with SETA and its Affiliates

The rules for the sale to SETA of the Series BB shares previously owned by the Mexican government required us to enter into a Participation Agreement with SETA and the Ministry of Communications and Transportation, which established the framework for certain related agreements: the Option Agreement, the Technical Assistance Agreement and the Bancomext Trust.  Our Board of Directors approved these agreements, in accordance with our Related Party Guidelines.

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2009 amounted to Ps. 51.7 million (U.S.$ 3.9 million).  The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its stockholders during the term of the agreement.  The agreement has an initial term of approximately 15 years beginning June 14, 2000 and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015.  The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date.  A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B shares that are not owned by SETA or any of its affiliates.  A party may terminate the Technical Assistance Agreement prior to its expiration date upon non-compliance with its terms by the other party.  SETA provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the master development programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations.

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

In 2006, 2007, 2008 and 2009 we recognized expenses of U.S.$4.3 million, U.S.$5.2 million, U.S.$4.1 million and U.S.$3.9 million, respectively, pursuant to the technical assistance agreement plus additional nominal expenses paid to SETA and its affiliates.

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

Arrangements with Aeroinvest and its Affiliates

Our parent company Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In connection with the Merrill Lynch refinancing, Aeroinvest has assigned its economic interests (including its right to receive dividends) with respect to its Series B shares currently representing 42.0% of our capital stock as well as 74.5% of the Series A shares of SETA.  Aeroinvest has since purchased additional Series B Shares representing 6.7% of our capital stock. Aeroinvest’s economic interests with respect to these or any other additional Series B Shares purchased by Aeroinvest may become subject to an assignment under the terms of the refinancing documents in certain circumstances, including any issuance of additional notes.  Although we are not parties to the refinancing agreements, the refinancing agreements to require that Aeroinvest cause us to comply with certain restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change or business or make investments or capital expenditures outside our master development plans.  The terms of the refinancing documents are described in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Arrangements with Other Affiliates

We periodically engage ICA and its affiliates to provide construction and related services to us.  In 2009, we paid U.S.$16.04 million, in connection with services provided by ICA and its affiliates.  Such agreements were approved, in accordance with our Related Party Guidelines, by our Board of Directors, upon the recommendation of our Special Committee responsible for Corporate Practices Functions and in accordance with the Mexican Securities Law.  The Committee considered these agreements to be arm’s length contracts based on the evaluation of these contracts by the engineering company Desarrollo de Ingeniería Civil y Tecnológica S.A. de C.V. (DICTEC), represented by Jorge Moreno Anaya, an independent expert contracted by us to evaluate offers made by ICA. DICTEC determined that ICA’s offers were consistent with market prices.

In 2009, we entered into an agreement with ICA for Ps. 46.6 million in connection with construction works on the new Terminal B of the Monterrey International Airport, which is expected to begin operations in the third quarter of 2010.  In particular, these works will concern Terminal B’s interior signs and regional flights corridor. In addition, in 2009 we entered into a multi-annual service agreement with ICA for the rehabilitation and maintenance of runways and aprons of the airports and for the amounts indicated in the table below.

Airport	Month	Amount (million of pesos)
Aeropuerto de Mazatlán, S.A. de C.V.	August	8.2
Aeropuerto de San Luis Potosí, S.A. de C.V.	July	9.4
Total		17.6

Item 8.	Financial Information

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

Disputed land ownership at Ciudad Juárez International Airport

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$120 million.  On May 18, 2005 a Mexican court ordered us to return the disputed land to the plaintiffs. However that decision and three subsequent constitutional claims (juicios de amparo) permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport. On August 28, 2009, the Federal Government filed its answer to the claim, in which it requested that the trial be moved to Federal Jurisdiction.  This petition is still pending. In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of our concessions would require, our concession to operate the Ciudad Juárez International Airport would terminate.  In 2009, the Ciudad Juárez International Airport represented 4.8% of our revenue.  Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of our concessions the termination of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and that the Mexican federal government would be obligated to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that we would be so indemnified.

Property tax claims by certain municipalities

Administrative law proceedings were asserted against us by the municipalities of Chihuahua, Ciudad Juárez, Reynosa, Tampico, and Zihuatanejo for the payment of property taxes with respect to the real property on which we operate our airports in those cities.  The claims of the municipalities of Zihuatanejo, Chihuahua, Tampico and Ciudad Juárez (which amounted to Ps.2.8 million and Ps.25.3 million, and Ps.1.02 million and 1.8 million respectively) were dismissed on January 14, 2009, April 11, 2008 and May 9, 2008, and March 6, 2009, respectively.  The total amount of the property-tax claims outstanding, as recently updated to reflect additional amounts claimed since the proceedings were first asserted, in each of Reynosa and Zihuatanejo are Ps.59.5 million and Ps.2.8 million, respectively, although any of these amounts could increase if the underlying claims are not resolved in our favor.  Moreover, other municipalities where we operate our airports could assert similar claims.

On November 25, 2009, the municipality of Ciudad Juárez claimed that we owe Ps.7.5 million in property taxes. We have filed our answer to the claim denying any obligation to pay this property tax.  As of May 28, 2010, this claim is still pending.

On June 27, 2006, the municipality of Zihuatanejo issued a decree assessing taxes of Ps.4.3 million and a fine of Ps.4.3 million in respect property tax liability for the period from 1996 to 2000.  Pursuant to the decree, the municipality seized and attached two bank accounts of the Zihuatanejo International Airport and garnished rent paid by tenants located on concession property.  These two bank accounts contained no funds at the time of their seizure.  The monthly amount of rent subject to garnishment is approximately Ps.88,442.  We have filed claims seeking to (i) annul the assessment of the fine on substantive and procedural grounds, (ii) stay the seizure and attachment pending appeal and final resolution of our legal challenge to the constitutionality of the underlying tax liability and (iii) recover amounts paid by Zihuatanejo International Airport’s tenants to the municipality as a result of the ordered garnishment.  On April 23, 2008 the Administrative Court issued a resolution that dismissed a portion of the claim corresponding to Ps. 8.6 million, and on January 14, 2009 an administrative Court dismissed this claim.  We anticipate that the municipality may issue additional decrees assessing property taxes in respect of the period from 2000 to the present.

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

Relocation of a cargo tenant at Monterrey International Airport

As part of the expansion and modernization of cargo operations at Monterrey International Airport, we have entered into agreements with most of our cargo customers and the Mexican customs authorities under which they have agreed to relocate their operations to new facilities.  Braniff Air Freight and Company, S.A. de C.V., or Braniff, a cargo customer that leases a portion of the area originally dedicated to customs activities at the airport from Mexican customs authorities, filed a claim in January 2004 challenging the validity of our relocation agreement with the Mexican customs authorities.  Although Braniff’s claim was dismissed, it has refused to vacate the space it occupies.  We brought a claim against the Mexican customs authorities seeking to cause them to relocate Braniff, and a Mexican court recently entered an initial judgment in our favor.  The Mexican customs authorities did not appeal such initial judgment and we are currently requesting the execution of the court’s order against the customs authorities.  Braniff and other cargo customers (Levisa, Salvador Daw Vidal and Braniff Despachos Advanales) challenged our efforts to seek this enforcement and obtained a suspension of the court order against the Mexican customs authority until the fulfillment of the court resolution.  On December 8, 2008, the constitutional trials (or juicios de amparo) filed by Braniff and other cargo customers were dismissed, and, as a consequence, the prior judgment should be executed by the Court against the customs authorities in the near future. On October 30, 2009, the Mexican customs authority agreed with us and relocated in the new customs area by itself. Braniff filed a new constitutional trial against the relocation of the customs authority, which as of May 28, 2010, is still pending.

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

•
On June 3, 2009, the Ministry of Communications and Transportation, acting through the General Director for Civil Aviation, temporarily suspended the operation of 25 Aviacsa aircraft. Aviacsa received a judicial injunction that enabled it to continue operating, and it resumed operations on June 12. On July 6, 2009 the Ministry of Communications and Transportation suspended Aviacsa’s right to use Mexican airspace, based on non-payment of royalties owed to the Navigation Services for Mexican Airspace. Aviacsa filed for insolvency protection on October 30, 2009. Aviacsa accounted for 7.0% of our total passenger traffic during the January-June 2009 period and 96.7% of such passengers were domestic.

The amounts mentioned above do not include interest.  Since most of these airlines are facing insolvency proceedings and other difficulties, there can be no assurance that we will be successful in the recovery of the amounts these airlines owe us. We have created allowances for all outstanding amounts.

Administrative proceeding for potential environmental violations in Monterrey

On April 18, 2008, we were notified about an administrative investigation by the Mexican Federal Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente or PROFEPA) with respect to potential violations of environmental regulations in connection with the construction of Terminal B at the Monterrey International Airport, which was constructed on an allegedly forested area.  The notification alleged that the construction took place without the required feasibility studies and environmental analysis, in violation of the environmental regulations.  We filed a formal answer with PROFEPA on May 12, 2008 in order to provide evidence that we have complied with all applicable environmental laws.  As part of the administrative proceeding, we signed an agreement with PROFEPA establishing our obligations, which includes the presentation of a study of possible damages, mitigation and compensation measures. As part of the measures to mitigate possible damages, we proposed the reforestation of the Municipality of Apodaca by planting 2,000 trees from February 2009 to November 2009. On February 26, 2010, we informed PROFEPA that we had fulfilled these measures and concluded the scheduled steps on mitigation and reforestation. On May 24, 2010, PROFEPA inspectors visited the Monterrey Airport in order to verify the successful implementation and fulfillment of our obligations. This visit ended the administrative proceeding. We expect PROFEPA to issue a compliance certification for the Monterrey Airport.

DIVIDENDS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation).  Our legal reserve fund was Ps.124.2 million at December 31, 2009 (excluding reserve amounts corresponding to 2009 net income), which represented 2% of our capital stock as of such date.

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

On April 24, 2009, our shareholders approved a cash dividend of Ps. 400 million and the use of up to Ps. 400 million to repurchase shares in accordance with the share repurchase program.  The dividend is Ps. 1 per share, to be paid in four equal quarterly installments of Ps. 0.25 per share each.  Other resolutions of the Shareholders’ Meeting included: (i) ratification of all current members of the Board of Directors, and (ii) designation of Independent Director Luis Guillermo Zazueta Domínguez as the new Chairman of the Committee.

On April 16, 2010, our shareholders approved a cash dividend of Ps. 400 million and the use of up to Ps. 400 million to repurchase shares in accordance with the share repurchase program.  The dividend is Ps. 1.00 per share, to be paid in four equal quarterly installments of Ps. 0.25 per share each.  Other resolutions of the Shareholders’ Meeting included: (i) ratification of all current members of the Board of Directors, and (ii) designation of Independent Director Luis Guillermo Zazueta Domínguez as the Chairman of the Committee.

Prior to September 22, 2006, we had not paid any dividends.  On September 22, 2006, prior to the effectiveness of our new dividend policy, we paid an aggregate dividend of Ps.446.7 million.  On April 27, 2007, our shareholders’ meeting approved payment of a dividend of Ps.444.1 million, which was paid in four equal quarterly installments as follows:  Ps.107.4 on July 16, 2007, Ps.107.4 on October 15, 2007, Ps.107.4 on January 15, 2008 and Ps.107.4 on April 15, 2008. On April 3, 2008, our Shareholders’ meeting approved payment of a dividend of Ps.434.2 million, which during 2009 and 2010 was paid in 4 installments of Ps.108.5 each on July 15th, October 15th, January 15Th. and April 15th, pursuant to the dividends policy.  On April 24, 2009, our Shareholders’ meeting approved payment of a dividend of Ps.400 million which shall be paid in 4 installments of Ps.0.25 each, pursuant to the dividends policy. On April 16, 2010, our Shareholders approved the payment of a dividend of Ps.400 million, which, pursuant to our dividend policy, shall be paid in 4 installments of Ps. 0.25 each.

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

STOCK PRICE HISTORY

The following table sets forth, for the periods indicated, the highest and lowest closing prices for (i) the ADSs on the NASDAQ in U.S. dollars and (ii) our common shares on the Mexican Stock Exchange in pesos.  For more information, see “Item 3. Key Information—Exchange Rates” for the exchange rates applicable during the periods set forth below.  The information set forth in the table below reflects actual historical amounts at the trade dates and has not been restated in constant pesos.

	U.S.$ per ADS(1)		Pesos per Series B Share
	Lowest	Highest	Lowest	Highest
2007
Fourth Quarter	24.49	31.00	33.23	42.21

2008
First Quarter	20.94	24.75	28.56	34.20
Second Quarter	16.58	23.98	21.51	31.72
Third Quarter	11.29	17.96	15.52	22.55
Fourth Quarter	7.06	11.60	12.29	19.25

2009
First Quarter	6.52	11.36	12.53	19.30
Second Quarter	7.37	11.3	12.77	19.02
Third Quarter	9.35	13.28	15.99	21.75
Fourth Quarter	11.39	14.02	18.97	22.98

	U.S.$ per ADS(1)		Pesos per Series B Share
	Lowest	Highest	Lowest	Highest
Monthly Prices
December, 2009	12.31	14.02	19.91	22.98
January, 2010	11.51	14.33	18.71	22.73
February, 2010	11.99	13.25	19.70	21.24
March, 2010	12.48	15.37	19.72	24.33
April, 2010	14.90	15.82	22.99	24.25
May, 2010	12.25	14.88	20.16	22.80
____________________________
(1)	8 Series B shares per ADS.
Sources:	Mexican Stock Exchange and the NASDAQ.

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

As of December 31, 2009, 125 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2009, the ten most actively traded equity issues (excluding banks) represented approximately 72.55% of the total volume of equity issues traded on the Mexican Stock Exchange.  Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in Mexico.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of May 28, 2010:

Capital Stock

	As of May 28, 2010
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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The income tax treaty between the United States and Mexico has been approved for the purposes of the qualified dividend rules.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 and 2009 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year.

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

U.S. Federal Income Tax Considerations

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

Our principal exchange rate risk involves changes in the value of the peso relative to the dollar.  Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month.  In 2007, 2008 and 2009, approximately 14.6%, 14.0% and 15.6%, respectively, of our consolidated revenues were derived from passenger charges for international passengers.  Substantially all of our other revenues are denominated in pesos.  We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the technical assistance fee, to the extent paid based on the fixed minimum annual payment).  Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2009, we estimate that our revenues would have increased by Ps. 29.6 million.

As of December 31, 2007, 2008 and 2009, 15.4%, 1.2% and 17.0%, respectively, of our cash and cash equivalents were denominated in dollars.  Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2009, we estimate that the value of our cash and cash equivalents would have increased by Ps. 4.5 million.

We did not have any foreign currency indebtedness at December 31, 2007.  As of December 31, 2008, we incurred in foreign currency indebtedness contracts of 22.8 million U.S. dollars.  Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2008, we estimate that the value of our liability would have increased by Ps. 31.5 million and will result in a foreign exchange loss for such amount.   As of December 31, 2009, we have incurred in foreign currency indebtedness contracts of 9.4 million U.S. dollars.  Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2009, we estimate that the value of our liability would have increased by Ps. 12.2 million and will result in a foreign exchange loss for such amount.

At December 31, 2007, 2008 and 2009, we did not have any outstanding forward foreign exchange contracts or other derivative contracts.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

Item 12A.	Debt Securities

Not applicable.

Item 12B.	Warrants and Rights

Not applicable.

Item 12C.	Other Securities

Not applicable.

Item 12D.	American Depositary Shares

The following table sets forth the fees and charges that a holder of our ADSs may have to pay, directly or indirectly.

Service	Fee or Charge Amount	Payee

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates*	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Any cash distribution to ADS registered holders*	$.02 (or less) per ADS	Bank of New York Mellon

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders*	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Bank of New York Mellon

Depositary services*	$.02 (or less) per ADSs per calendar year	Bank of New York Mellon

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares*	Registration or transfer fees	Bank of New York Mellon

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)*	Expenses of the depositary	Bank of New York Mellon

Converting foreign currency to U.S. dollars*	Expenses of the depositary	Bank of New York Mellon

Other fees, as necessary*	Taxes and other governmental charges the Bank of New York Mellon or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	Bank of New York Mellon

Other fees, as necessary*	Any charges incurred by Bank of New York Mellon or its agents for servicing the deposited securities	Bank of New York Mellon

The depositary of our ADSs, The Bank of New York Mellon, collects its fees directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects these fees by deducting them from the amounts distributed or by selling a portion of distributable property to pay the fees.  For example, the depositary may deduct from cash distributions, directly bill investors or charge the book-entry system accounts of participants acting for them.  The depositary may generally refuse to provide fee-attracting services until its fees for these services are paid.

The following table sets forth the amounts we received in 2009, directly or indirectly, from The Bank of New York Mellon, as depositary of our ADSs:

Description	Amount
For expenses related to the establishment of the facility including, but not limited to, investor relations expenses, the initial NASDAQ application and listing fees or any other program related expenses.
U.S.$ 0
For expenses related to the administration and maintenance of the facility including, but not limited to, investor relations expenses, the annual NASDAQ listing fees or any other program related expenses.
U.S.$ 0

The Bank of New York Mellon, as depositary of our ADSs, has agreed to reimburse us for expenses they incur that are related to establishment and maintenance expenses of the ADS program.  The depositary has agreed to reimburse us for its continuing annual stock exchange listing fees.  It has also agreed to reimburse us annually for certain investor relationship programs.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)           Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2009.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2009, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.  Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2009.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework.

Based on our assessment and those criteria, our management believes that our company maintained effective internal control over financial reporting as of December 31, 2009.

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

To the Board of Directors and Stockholders of

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.:

We have audited the internal control over financial reporting, of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated May 7, 2010 expressed an unqualified opinion on those financial statements based on our audit and includes explanatory paragraphs regarding (1) the adoption of new Mexican financial reporting standards NIF B-2, Cash Flow Statement and NIF B-10, Effects of Inflation, (2) the nature and effect of differences between Mexican financial reporting standards and accounting principles generally accepted in the United States of America and (3) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 2 to such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

/s/ Alejandra Villagómez García

C.P.C. Alejandra Villagómez García

Monterrey, México

May 7, 2010

(d)           Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, or internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Special Committee responsible for Audit Functions’ Financial Expert

Our Board of Director has determined that Mr. Luis Guillermo Zazueta Domínguez, a member of our Committee responsible for the Audit Functions, qualifies as an “audit committee financial expert” and as independent within the meaning of this 16A. The shareholders’ meeting of April 3, 2008 ratified Mr. Luis Guillermo Zazueta Domínguez, as the independent director required by the Mexican Securities Market Law and applicable NASDAQ listing standards, as an “audit committee financial expert” within the meaning of this Item 16A.  See “Item 6. Directors, Senior Management and Employees—Directors.”

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu (Deloitte), during the fiscal years ended December 31, 2008 and 2009:

	2008	2009
Audit fees	Ps. 4,956	Ps. 5,036
Audit-related fees	0	0
Tax fees	465	0
Other fees	1,225	1,680
Total fees	Ps. 6,646	Ps. 6,716

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

Shares repurchased by us pursuant to the share repurchase program

2009	(a) Total number of shares purchased	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	706,000	17.75	706,000	N/A
February 1-29	204,500	14.90	204,500	N/A
March 1-31	178,400	12.86	178,400	N/A
April 1-30	(327,700)	14.08	(327,700)	N/A
May 1-31	95,000	14.83	95,000	N/A
June 1-30	25,000	17.25	25,000	N/A
July 1-31	0	N/A	0	N/A
August 1-31	105,100	19.37	105,100	N/A
September 1-30	(644,300)	20.33	(644,300)	N/A
October 1-31	(644,300)	20.96	(644,300)	N/A
November 1-30	(1,255,500),	19.53	(1,255,500)	N/A
December 1-31	(1,524,900)	21.34	(1,524,900)	N/A
2009 Total	(3,082,700)		(3,082,700)	N/A

Shares purchased by Aeroinvest

2009	(a) Total number of shares purchased	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	0	N/A	N/A	N/A
February 1-29	0	N/A	N/A	N/A
March 1-31	1,027,500	12.91	N/A	N/A
April 1-30	338,600	13.74	N/A	N/A
May 1-31	0	N/A	N/A	N/A
June 1-30	0	N/A	N/A	N/A
July 1-31	0	N/A	N/A	N/A
August 1-31	0	N/A	N/A	N/A
September 1-30	0	N/A	N/A	N/A
October 1-31	0	N/A	N/A	N/A
November 1-30	0	N/A	N/A	N/A
December 1-31	0	N/A	N/A	N/A
2009 Total	1,366,100	N/A	N/A	N/A

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable

Item 16G.	Corporate Governance

Pursuant to Rule 5615(a)(3) of the NASDAQ Stock Market, Inc. (NASDAQ) Marketplace Rules, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NASDAQ listing standards.  We are a Mexican corporation with shares listed on the Mexican Stock Exchange.  Our corporate governance practices are governed by our bylaws, the Securities Market Law and the regulations issued by the Mexican National Banking and Securities Commission.

On December 30, 2005, a new Mexican Securities Market Law was published in the Diario Oficial de la Federación, which became effective on June 28, 2006.

The table below discloses the significant differences between our corporate governance practices and the NASDAQ standards.

NASDAQ Standards	Our Corporate Governance Practice

Director Independence.  Majority of Board of Directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement).  “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement.  A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public.  Rules 5605(b)(1), 5615(c)(1) & (c)(2).

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

Executive Sessions. Independent directors must meet regularly in executive sessions at which only independent directors are present. Rule 5605(b)(2).
Executive Sessions.  Our non-management and independent directors are not required to meet in executive sessions and generally do not do so.  Under our bylaws and applicable Mexican law, executive sessions are not required.

Audit Committee.  Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required.  Rule 5605(c)(1).

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

NASDAQ Standards	Our Corporate Governance Practice

The principal characteristics of our Committee responsible for Audit Functions are as follows:

	●	Our Special Committee is composed of four members, all of whom are members of our Board of Directors.
	●	All of the members of our Special Committee and the committee’s chairman are independent.
	●	The Chairman of the Special Committee is appointed and/or removed exclusively by the general shareholders’ meeting.
	●	Our Special Committee operates pursuant to provisions in the Mexican Securities Market Law and our bylaws.
	●	Our Special Committee submits an annual report regarding its activities to our Board of Directors.
	●	The duties of our Special Committee include, among others, the following:
● selecting the external auditor of the Company, recommending to the Board of Directors the appointment of such external auditor and providing an opinion about any removal of such external auditor;

● supervising our external auditors and analyzing their reports;

● analyzing and supervising the preparation of our financial statements;

● informing the board of our internal controls and their adequacy;

NASDAQ Standards	Our Corporate Governance Practice

	●	requesting reports from our executive officers whenever the committee deems appropriate, providing assistance to our Board of Directors in the preparation of the reports containing the main accounting and information guidelines used for the preparation of the financial information, and assistance to our Board of Directors in the preparation of the report on the operations and activities in which the Board of Directors had intervened pursuant to the Securities Market Law;

	●	informing the board of any irregularities that it may encounter;

	●	receiving and analyzing recommendations and observations made by the shareholders, members of the Board, executive officers, our external auditors or any third party and taking the necessary actions;

	●	calling shareholders’ meetings;

	●	overseeing the execution of the shareholders’ and directors’ resolutions by the Chief Executive Officer in accordance with the instructions provided thereto by the shareholders or the directors; and

	●	providing an annual report to the Board.

NASDAQ Standards	Our Corporate Governance Practice

Compensation Committee.  CEO compensation must be determined, or recommended to the board for determination, either by compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations.  Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present.  “Controlled companies” are exempt from this requirement.  Rules 5605(e)(1)(B) & 5615(c)(2).

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

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 5635(c).
Equity Compensation Plans.  Shareholder approval is not expressly required under our bylaws for the adoption and amendment of an equity-compensation plan.  Such plans must provide from similar treatment of executives in comparable positions.  No equity-compensation plans have been approved by our shareholders.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company, or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 5635(a)(2), (b) & (d)(1-2).

Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval for the issuance of equity securities.  Treasury stock, however, may be issued by the Board of Directors without shareholder approval.

NASDAQ Standards	Our Corporate Governance Practice
Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers.  The code must include an enforcement mechanism.  Rule 5610.

Code of Business Conduct and Ethics.  We have adopted a code of ethics applicable to all of our directors and executive officers, which is available to you free of charge upon request and at www.oma.aero.  We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our other officers/employees.

Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an Audit Committee or another independent body of the Board of Directors of such transactions is required. Rule 5630(a-b).

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

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 5620(b).

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

Peer Review.  A listed company must be audited by an independent public accounting firm that is registered as a public accounting firm with the Public Company Accounting Oversight Board.  Rule 5250(c)(3).

Peer Review.  Under Mexican law, we must be audited by an independent public accountant that has received a "quality control review" as defined by the National Banking and Securities Commission.  Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte & Touche Tohmatsu, our independent auditor, is not subject to "peer review" as such term is defined in Marketplace Rule 4350(k).

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-46, incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1	An English translation of our Amended and Restated Bylaws (Estatutos Sociales) of GACN.

2.1
Deposit Agreement among GACN, the Bank of New York and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our amended registration statement on Form F-1/A (File No. 333-138710) filed on November 22, 2006).

3.1
Trust Agreement among GACN, Operadora Mexicana de Aeropuertos, S.A. de C.V. (now Servicios de Tecnología Aeroportuaria, S.A. de C.V.), or SETA, and Banco Nacional de Comercio Exterior, S.N.C., División Fiduciaria, or Bancomext, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

3.2
Amendment to the Trust Agreement among GACN, SETA, and Bancomext, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

3.3
Voting Agreement among Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., División Fiduciaria and Banca Múltiple, J.P. Morgan Grupo Financiero, División Fuduciaria, English translation (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007).

4.1
Amended and Restated Monterrey Airport Concession Agreement and annexes thereto, English translation and a schedule highlighting the differences between this concession and GACN’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

4.2
Participation Agreement among GACN, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Dirección Fiduciaria, or NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreón, S.A. de C.V., Aeropuerto de San Luis Potosí, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V. (collectively, the "Concession Companies"), SETA, Constructoras ICA, S.A. de C.V., Aéroports de Paris and Vinci, S.A., with the appearance of Bancomext, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

Exhibit No.	Description

4.3
Amendment to Participation Agreement among GACN, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, SETA, Constructoras ICA, S.A. de C.V. and Aéroports de Paris, with the appearance of Bancomext, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

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

4.7
Termination Agreement in respect of the Shareholders Agreement among NAFIN, SETA and Bancomext, with the appearance of GACN and the Mexican Federal Government through the Ministry of Communications and Transportation, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

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

4.10
Termination Agreement in respect of the Shareholders Agreement among NAFIN, SETA and Bancomext, with the appearance of GACN and the Mexican Federal Government through the Ministry of Communications and Transportation, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

4.11	Lease Agreement among Aereopuerto Internacional de la Ciudad de Mexico S.A. de C.V. and Consorcio Grupo Hotelero T2 S.A. de C.V. dated as of March 22, 2007.*

8.1	List of subsidiaries of GACN (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

Exhibit No.	Description

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007).

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

13.1	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

_________
*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

By:/s/ José Luis Guerrero Cortés
Name: José Luis Guerrero Cortés Title: Chief Financial Officer

Dated:  June 9, 2010

Consolidated Financial Statements
for Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
and Subsidiaries

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Grupo Aeroportuario del Centro Norte, S.A.B de C.V	F-3
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-4
Consolidated Statements of Income for the Years Ended December 31, 2009, 2008 and 2007	F-5
Consolidated Statements of Changes in Stockholders’ Equity (Note 11) for the Years Ended December 31, 2009, 2008 and 2007	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009 and 2008	F-8
Consolidated Statement of Changes in Financial Position for the Year Ended December 31, 2008	F-9
Notes to the Consolidated Financial Statements for the Years Ended December 31, 2009, 2008 and 2007	F-10

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries
(Subsidiary of Aeroinvest, S.A. de C.V.)
Consolidated Financial Statements for the Years Ended December 31, 2009, 2008 and 2007, and Report of Independent Registered Public Accounting Firm Dated May 7, 2010

Report of Independent Registered Public Accounting Firm To the Board of Directors and Stockholders of Grupo Aeroportuario del Centro Norte, S.A.B de C.V.:

We have audited the accompanying consolidated balance sheet of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended, as well as the consolidated statements of income, changes in stockholders’ equity and changes in financial position for the year ended December 31, 2007, all expressed in thousands of Mexican pesos. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As disclose in Note 3 to the accompanying financial statements, beginning on January 1, 2008, the Company adopted the following new financial reporting standards: NIF B-2, “Statement of Cash Flows”, NIF B-10, “Effects of Inflation”, NIF D-3, “Employee Benefits”, and NIF D-4, “Income Taxes”, issued by the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”).

In our opinion, based on our audits, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended, as well as the consolidated statements of income, changes in stockholders’ equity and changes in financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

Mexican financial reporting standards vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 7, 2010 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. A. Alejandra Villagómez García

Monterrey, N.L., Mexico

May 7, 2010

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Balance Sheets
At December 31, 2009 and 2008
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.))

	2009 (Convenience Translation; See Note 2)	2009	2008
Assets
Current assets:
Cash and cash equivalents (Note 4)	$20,500	Ps. 267,734	Ps. 257,420
Trade accounts receivable – net (Note 5)	32,407	423,236	388,565
Recoverable taxes	7,212	94,194	167,324
Accounts receivable from related parties (Note 13)	6,180	80,712	83,538
Other current assets	1,421	18,529	29,398
Total current assets	67,720	884,405	926,245
Property, machinery and equipment – net (Note 6)	167,199	2,183,613	1,935,641
Investment in airport concessions – net (Note 7)	548,612	7,164,874	6,955,015
Other assets – net	3,353	43,786	42,931
Total	786,884	Ps.10,276,678	Ps. 9,859,832
Liabilities and stockholders’ equity
Current liabilities:
Short term debt (Note 8)	$15,548	Ps. 203,057	Ps. 130,863
Current portion of long-term debt (Note 9)	4,504	58,824	-
Trade accounts payable	23,233	303,418	394,706
Accrued expenses and taxes payable	7,497	97,909	202,556
Accounts payable to related parties (Note 13)	21,349	278,820	320,022
Advances from customers	84	1,094	3,967
Dividends payable	7,051	92,085	90,841
Statutory employee profit sharing	183	2,396	2,838
Total current liabilities	79,449	1,037,603	1,145,793
Guarantee deposits	1,475	19,258	20,461
Long –term debt (Note 9)	31,529	411,765	-
Employee benefits (Note 10)	1,914	24,991	23,402
Deferred income taxes (Note 15)	84,847	1,108,098	1,140,416
Total liabilities	199,214	2,601,715	2,330,072
Commitments and contingencies (Notes 7, 16 and 17)
Stockholders’ equity (Note 11):
Capital stock – nominal value	336,177	4,390,474	4,356,361
Restatement for inflation of capital stock	135,705	1,772,299	1,758,524
Additional paid in capital	2,281	29,785	29,785
Retained earnings	85,890	1,121,733	1,050,745
Reserve for repurchase of shares	26,940	351,836	333,186
Noncontrolling interest	677	8,836	1,159
Total stockholders’ equity	587,670	7,674,963	7,529,760
Total	786,884	Ps.10,276,678	Ps. 9,859,832

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Income
For the years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.), except share and per share data)

	2009 (Convenience Translation; See Note 2)	2009	2008	2007
Revenues (Note 19):
Aeronautical services	116,918	Ps. 1,526,965	Ps. 1,617,195	Ps. 1,549,827
Non-aeronautical services	28,278	369,312	371,281	347,526
	145,196	1,896,277	1,988,476	1,897,353
Operating costs:
Cost of services (Note 20)	35,052	457,767	460,074	420,777
Administrative expenses	24,561	320,770	317,069	256,730
Concession taxes	7,255	94,756	101,642	98,307
Technical assistance fees (Note 13)	3,959	51,710	55,604	57,416
Depreciation and amortization	31,538	411,890	366,719	336,202
	102,365	1,336,893	1,301,108	1,169,432
Income from operations	42,831	559,384	687,368	727,921
Other income (expenses) – net (Note 14)	770	10,051	104,792	(7,584)
Net comprehensive financing income (cost):
Interest (expense) income – net	(2,006)	(26,195)	63,167	126,660
Exchange (loss) gain – net	312	4,069	(74,618)	11,905
Monetary position loss		-	-	(42,347)
	(1,694)	(22,126)	(11,451)	96,218
Income before income taxes	41,907	547,309	780,709	816,555
Income tax (Note 15)	5,956	77,785	238,906	785,363
Consolidated net income	$35,951	Ps. 469,524	Ps. 541,803	Ps. 31,192
Controlling interest	$36,063	Ps. 470,988	Ps. 541,844	Ps. 31,192
Noncontrolling interest	(112)	(1,464)	(41)	-
Consolidated net income	$35,951	Ps. 469,524	Ps. 541,803	Ps. 31,192
Weighted average number of common shares outstanding (Note 11c.)	394,934,855	394,934,855	396,284,313	399,611,578
Basic and diluted earnings per share:
Controlling interest	$0.0913	Ps. 1.1926	Ps. 1.3673	Ps. 0.0781
Noncontrolling interest	(0.0003)	(0.0037)	(0.0001)	-
Basic and diluted earnings per share	$0.0910	Ps. 1.1889	Ps. 1.3672	Ps. 0.0781

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity (Note 11)
For the years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.), except share data)

		Capital stock
	Number of shares	Nominal value	Restatement for inflation of capital stock	Additional paid-in capital	Retained earnings	Reserve for repurchase of shares		Additional liability for employee benefits		Noncontrolling interest		Cumulative initial effect of deferred income taxes		Total stockholders’ equity
Balances as of January 1, 2007	400,000,000	Ps.4,408,447	Ps.1,779,985	Ps.29,785	Ps.1,501,745	Ps.	-		Ps.(11,872)	Ps.	-		Ps. 273,861	Ps.7,981,951
Dividends declared (Ps. 1.1103 per share)	-	-	-	-	(444,125)		-		-		-		-	(444,125)
Capitalization approved by shareholders	-	-	-	-	(11,872)		-		11,872		-		-	-
(Reserve for repurchase) reissuance of shares, net	(2,604,700)	(28,706)	(11,828)	-	(412,628)		353,518		-		-		-	(99,644)
Comprehensive income	-	-	-	-	31,192		-		4,968		-		-	36,160
Balances as of December 31, 2007	397,395,300	4,379,741	1,768,157	29,785	664,312		353,518		4,968		-		273,861	7,474,342
Dividends declared (Ps. 1.0856 per share	-	-	-	-	(434,240)		-		-		-		-	(434,240)
(Reserve for repurchase) reissuance of shares, net	(2,121,400)	(23,380)	(9,633)	-	-		(20,332)		-		-		-	(53,345)
Reclassification of the cumulative initial effect of deferred income taxes and the effect of additional liability for employee benefits	-	-	-	-	278,829		-		(4,968)		-		(273,861)	-
Increase of noncontrolling interest	-	-	-	-	-		-		-		1,200		-	1,200
Net income	-	-	-	-	541,844		-				(41)		-	541,803
Balances as of December 31, 2008	395,273,900	4,356,361	1,758,524	29,785	1,050,745		333,186		-		1,159		-	7,529,760
Dividends declared (Ps.1.0000 per share)	-	-	-	-	(400,000)		-		-		-		-	(400,000)
Reissuance (reserve for repurchase) of shares, net	3,082,700	34,113	13,775	-	-		18,650		-		-		-	66,538
Increase of noncontrolling interest	-	-	-	-	-		-		-		9,141		-	9,141
Net income	-	-	-	-	470,988		-		-		(1,464)		-	469,524
Balances as of December 31, 2009	398,356,600	Ps.4,390,474	Ps.1,772,299	Ps.29,785	Ps.1,121,733		Ps.351,836	Ps.	-		Ps. 8,836	Ps.	-	Ps. 7,674,963

		Capital stock
	Number of shares	Nominal value	Restatement for inflation of capital stock	Additional paid-in capital	Retained earnings	Reserve for repurchase of shares	Noncontrolling interest	Total stockholders’ equity

Balances as of December 31, 2008 (Convenience translation; Note 2)	395,273,900	$333,565	$134,650	$2,281	$80,455	$25,512	$89	$576,552
Dividends declared ($0.0766 per share)	-	-	-	-	(30,628)	-	-	(30,628)
Reissuance (reserve for repurchase) of shares, net	3,082,700	2,612	1,055	-	-	1,428	-	5,095
Increase of noncontrolling interest	-	-	-	-	-	-	700	700
Net income	-	-	-	-	36,063	-	(112)	35,951
Balances as of December 31, 2009	398,356,600	$336,177	$135,705	$2,281	$85,890	$26,940	$677	$587,670

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.))

	2009 (Convenience Translation; See Note 2)	2009	2008
Operating activities:
Income before income taxes	$41,907	Ps.547,309	Ps. 780,709
Items related to investment activities:
Depreciation and amortization	31,538	411,890	366,719
Interest income	(1,691)	(22,093)	(65,813)
Items related to financing activities:
Interest expense	3,697	48,288	2,646
Exchange (gain) loss	(392)	(5,119)	67,835
	75,059	980,275	1,152,096
(Increase) decrease in:
Trade accounts receivables	(2,655)	(34,671)	(127,965)
Recoverable taxes	(10,902)	(142,384)	(274,323)
Other receivables	832	10,869	2,387
(Increase) decrease in:
Trade accounts payable	(18,199)	(237,676)	(11,574)
Accrued expenses and taxes	58	764	(40,896)
Accounts payable to related parties	(9,604)	(125,437)	158,101
Advances from customers	(220)	(2,873)	1,666
Guarantee deposits	(92)	(1,203)	984
Employee benefits	122	1,589	(14,273)
Employee profit sharing	(34)	(442)	(6,509)
Deferred statutory employee profit sharing	-	-	(104,230)
Net cash provided by operating activities	34,365	448,811	735,464
Investing activities:
Payments for purchase of land, machinery and equipment	(16,599)	(216,777)	(1,375,586)
Payments for improvements to concessioned properties	(30,521)	(398,592)	(558,310)
Other investing activities	(295)	(3,858)	(14,519)
Interest collected	1,691	22,093	65,813
Net cash used in investing activities	(45,724)	(597,134)	(1,882,602)
Cash required before net cash generated by (used) in financing activities	(11,359)	(148,323)	(1,147,138)
Financing activities:
Proceeds from short term debt	5,528	72,194	130,863
Proceeds from long term debt	36,033	470,589	-
Noncontrolling interest	700	9,141	1,200
Interest paid	(3,697)	(48,288)	(2,646)
Dividends paid	(31,511)	(411,537)	(428,218)
Reissuance (repurchase) of shares, net	5,095	66,538	(53,345)
Net cash provided by (used in) financing activities	12,148	158,637	(352,146)
Net increase (decrease) in cash and cash equivalents	789	10,314	(1,499,284)
Cash and cash equivalents at beginning of year	19,711	257,420	1,756,704
Cash and cash equivalents at end of year	$20,500	Ps.267,734	Ps. 257,420

See accompanying notes to consolidated financial statements

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Changes in Financial Position
For the year ended December 31, 2008
(In thousands Mexican pesos (Ps.))

2007
Operating activities:
Net income	Ps. 31,192
Items that did not require (generate) resources:
Depreciation and amortization	336,202
Employee benefits – net	5,313
Deferred statutory employee profit sharing	(6,112)
Deferred income tax	552,985
919,580
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable – net	(9,271)
Recoverable taxes	96,380
Other current assets	55,815
Increase (decrease) in:
Trade accounts payable	(13,407)
Accrued expenses and taxes	29,611
Accounts payable to related parties	384
Advances from customers	(9,046)
Guarantee deposits	125
Employee profit sharing	417
Net resources generated by operating activities	1,070,588
Financing activities:
Dividends paid	(229,224)
Repurchase of shares	(99,644)
Net resources used in investing activities	(328,868)
Investing activities – Additions to property, machinery and equipment and improvements to concessioned properties	(658,010)
Cash and cash equivalents:
Net increase	83,710
Balance at beginning of year	1,672,994
Balance at end of year	Ps.1,756,704

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps., except share and per share data)

1.            Activities and significant events

Activities – Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“GACN”, or collectively with its subsidiaries, the “Company”), a direct subsidiary of Aeroinvest, S.A. de C.V. and Empresas ICA, S.A.B. de C.V., the ultimate controlling company, is a holding company, whose subsidiaries are engaged in the administration, operation and use of 13 airports under a concession granted by the Mexican government through the Ministry of Communications and Transportation (“SCT”). The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón, and Zacatecas.

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

As a result of the public bidding process discussed above, in June 2000, a stock purchase agreement was executed between the Mexican government and Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), whereby the Mexican government sold 15% of its then-outstanding equity interests in the Company to SETA.  SETA paid the Mexican government Ps. 1,214,375 (Ps. 864,056 historical pesos), excluding interest, in exchange for: (i) 58,800,000 Class I Series “BB” shares; (ii) an option to acquire from the Mexican government an additional 36% of the then-outstanding equity interest held by the Mexican government in the Company, in the event that such shares were not sold in a public offering within a specified time period (which was subsequently assigned to one of SETA’s stockholders; see below); (iii) the right and obligation to enter into various agreements, including a technical assistance and transfer-of-technology agreement as defined in the public bidding process; and (iv) a stock option agreement, according to which SETA had the option to subscribe up to 3% of the new Series “B” shares.

Significant events:

In October 2008, the Company acquired 90% of the common stock shares of Consorcio Grupo Hotelero T2, S.A. de C.V, (Consorcio).  This entity held a lease agreement with the Mexico City International Airport to construct and operate a five-star hotel and commercial premises at the Mexico City Airport Terminal 2. The partner operating the hotel is Nacional Hispana Hoteles, S. de R.L de C.V., (“NH Hoteles”), with a 10% partnership interest. The hotel started operations during August, 2009.

On October 1, 2007, the Business Flat Tax Law (“IETU Law”) was enacted and went into effect on January 1, 2008. IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU Law, less certain authorized deductions. IETU payable is calculated by subtracting certain tax credits from the tax determined.  Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. The IETU Law establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010. Therefore, as of December 31, 2007, the Company recorded a deferred IETU liability of Ps.1,073,859, and cancelled the deferred corporate income tax (“ISR”) liability of Ps.597,506, recognizing the net effect in the statement of income of Ps.476,353. The impact of the IETU on the Company’s deferred tax balances did not affect the Company’s cash flows.

2.            Basis of presentation and consolidation

Basis of presentation – The accompanying consolidated financial statements of GACN and Subsidiaries have been prepared in conformity with Mexican Financial Reporting Standards (MFRS).

MFRS require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and their related disclosures. Such estimates are based on the information available and management’s best knowledge and judgment, based on experience and events; however, actual results may vary. The Company has implemented control procedures to ensure that their accounting policies are timely and adequately applied. Although actual results may vary from such estimates, management believes they were adequate under the circumstances.

Monetary unit of the financial statements – The financial statements and notes as of December 31, 2009 and 2008, and for the year then ended, include balances and transactions denominated in Mexican pesos of different purchasing power, while those as of and for the year ended December 31, 2007 are presented in Mexican pesos of purchasing power of December 31, 2007.

Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented in accordance with Mexican Financial Reporting Standards (“MFRS”, individually referred to as Normas de Información Financiera or “NIFs”). Certain accounting practices applied by the Company vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 24 for a discussion of such differences and for a reconciliation of the Company’s financial statements between MFRS and U.S. GAAP.

Convenience translation – The consolidated financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates.  The translations of Mexican peso amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of 13.06 Mexican pesos to one U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2009. Such translations should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future, be converted into U.S. dollars at that rate or any other rate.

Basis of consolidation –The consolidated financial statements include the financial statements of GACN and those of the subsidiaries where the Company has either over 50%, or less when have the control. All significant intercompany balances, transactions and investments have been eliminated in the accompanying consolidated financial statements.

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

Comprehensive income – Comprehensive income presented in the accompanying consolidated statements of changes in stockholders’ equity represents the Company’s total activity during each year and is comprised of the net income for the year, plus other comprehensive income (loss) items for the same period which are presented directly in stockholders’ equity without affecting the consolidated statements of income.  In 2009 and 2008 there were no other items in comprehensive income. In 2007, the other comprehensive loss item consists of the additional liability recognized for labor obligations.

Classification of costs and expenses – Costs and expenses presented in the consolidated statements of operations were classified according to their function due to the various business activities of the subsidiaries. Consequently, cost of services is presented separately from other costs and expenses.

Income from operations – Income from operations is the result of subtracting cost of sales and general expenses from net revenues. While NIF B-3, “Income Statements”, does not require inclusion of this line item in the consolidated statements of income, it has been included for a better understanding of the Company’s economic and financial performance.

Reclassifications – Certain amounts in the financial statements as of and for the year ended December 31, 2008 have been reclassified to conform to the presentation of the 2009 financial statements.

3.            Summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with MFRS. The significant accounting policies of the Company are as follows:

a.
Recognition of the effects of inflation –The cumulative rate of inflation in the previous three years ended December 31, 2008 and 2007 was 15% and 11.56%, respectively. As a result, in accordance with the guidelines set forth in NIF B-10, “Effects of Inflation” (NIF B-10), the calendar years 2008 and 2007 are considered noninflationary economic environments. Consequently, beginning January 1, 2008, the Company suspended the recognition of the effects of inflation in its financial statements. The amounts presented in the accompanying consolidated financial statements as of December 31, 2009 and 2008 are expressed in nominal values.

Inflation rates for the years ended December 31, 2009, 2008 and 2007 were 3.57%, 6.53%, and 3.75%, respectively.

b.
Cash and cash equivalents – Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, which are subject to insignificant value change risks. Cash is stated at nominal value and cash equivalents are valued at fair value; any fluctuations in value are recognized in comprehensive financing (cost) income of the period. Cash equivalents are represented mainly by investments in Treasury Certificates (CETES), investment funds and money market funds.

c.
Property, machinery and equipments –These amounts are recorded at acquisition cost. Balances from acquisitions made through December 31, 2007 were restated for the effects of inflation by applying factors derived from the National Consumer Price Index (“NCPI”) through that date. Expenditures for property, machinery and equipment, including improvements that form part to the concessioned properties and that increase the value of assets by increasing their service capacity, improving their efficiency or prolonging their useful lives, are capitalized.  Depreciation is calculated using the straight-line method beginning with the month following the purchase date, using final restated balances, based on the estimated remaining useful lives of the related assets, as follows:

Total years
Building	20
Machinery and equipment	10
Office furniture and equipment	10
Vehicles	4
Computers	3.3

d.
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

e.
Impairment of long-lived assets in use – The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. Impairment indicators considered for these purposes are, among others, operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, and other legal and economic factors. In accordance with NIF C-15 “Impairment of Long-lived Assets and their Disposal”, management considers that GACN, together with its 13 airport subsidiaries, can be considered an “independent cash generating unit”, as all formed part of the Central-North package included in the Mexican government’s bidding process.  In accordance with the terms established by the Mexican government, all of the Company’s 13 airports must be in operation, regardless of their individual results and are therefore evaluated for impairment on a consolidated basis.  For the year ended December 31, 2009, 2008 and 2007, based on the analysis performed, the Company did not recognize any impairment losses.

f.
Direct employee benefits – Direct employee benefits are calculated based on the services rendered by employees, considering their most recent salaries. The liability is recognized as it accrues.  These benefits include mainly PTU payable, compensated absences, such as vacation and vacation premiums, and incentives.

g.
Employee benefits from termination, retirement and other – Seniority premiums and severance payments, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method using nominal rates in 2009 and 2008 and inflation adjusted rates in 2007.  Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

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

j.
Statutory employee profit sharing – Statutory employee profit sharing is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of income.  Beginning January 1, 2008, pursuant to NIF D-3 “Employee Benefits,” deferred PTU is recognized applying a 10% rate to the temporary differences that resulted from comparing the accounting and tax basis of assets and liabilities. Until 2007, Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized. PTU is determined based on taxable income, according to Section I of Article 10 of the Income Tax Law.

k.
Income taxes – Income taxes are recorded in the results of the year in which they are incurred. Income tax (ISR) and the IETU are recorded in the results of the year they are incurred. To recognize deferred income taxes, based on its financial projections, since October 2007 the Company determines whether it expects to incur ISR or IETU and accordingly recognizes deferred taxes based on the tax it expects to pay.  Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities, and including, if any, future benefits from tax loss carryforwards and certain tax credits.  Deferred tax assets are recorded only when there is a high probability of recovery. According to NIF D-4, “Income Taxes,” the balance of the initial cumulative effect of deferred income taxes was reclassified to retained earnings (accumulated deficit) as of January 1, 2008.

Tax on assets (“IMPAC”) – The IMPAC that is expected to be recovered is recorded as a tax credit and is presented in the balance sheet under deferred taxes.

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

m.
Concentrations of credit risk – Financial instruments that are subject to a potential credit risk due to non–compliance by the counterparty primarily consist of cash and cash equivalents and trade receivables from the Company’s principal domestic and international airline customers.  Cash and cash equivalents are maintained in different prestigious financial institutions in Mexico and mainly refer to bank deposits and immediately realizable investments. With respect to trade accounts receivable, to reduce its credit risk, the Company conducts periodic evaluations of the financial situation of its customers and also requests specific guarantees or advances when deemed necessary. The Company believes that its potential credit risk is adequately covered by the allowance for doubtful accounts that it has recognized. In 2009, 2008 and 2007, approximately 10.00%, 9.11% and 18.8%, respectively, of the Company’s accounts receivable correspond to amounts due from Compañía Mexicana de Aviación, S.A. de C.V. (“Mexicana”), approximately 16.8%, 18.2% and 24.2%, respectively, correspond to amounts due from Aerovías de México, S.A. de C.V. (“Aeromexico”), and approximately 21.2%, 16.8% and 16.6%, respectively, correspond to amounts due from Aerolitoral, S.A. de C.V. (“Aerolitoral”) and approximately 10.1%, 6.8% and 4.6%, respectively, correspond to amounts due from Aerovías Caribe, S.A. de C.V. (“Click de Mexicana”). In addition, of the Company’s consolidated revenues for the years ended December 31, 2009, 2008 and 2007, approximately 6.5%, 8.5% and 9.3%, respectively, correspond to revenues generated by Mexicana, approximately 11.2%, 11.4% and 13.2%, respectively, correspond to revenues generated by Aeromexico, approximately 11.9%, 9.1% and 7.7%, respectively, correspond to Aerolitoral and approximately 5.5%, 3.5% and 2.2%, respectively, correspond to revenues generated by Click de Mexicana.

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

Hotel service revenues are recognized when the services are rendered.

o.
Earnings per share – Basic earnings per common share are calculated by dividing consolidated net income by the weighted average number of shares outstanding during the year.  The Company does not have diluted securities for purposes of MFRS; therefore basic and diluted earnings per share are the same.

4.            Cash and cash equivalents

	2009	2008
Cash equivalents	Ps.185,282	Ps.232,090
Cash	82,452	25,330
	Ps.267,734	Ps.257,420

5.            Trade accounts receivable

	2009	2008
Accounts receivable	Ps.475,396	Ps.426,998
Allowance for doubtful accounts	(52,160)	(38,433)
	Ps.423,236	Ps.388,565

Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

Accounts receivable includes balances invoiced to domestic and international airlines for passenger charges at December 31, 2009 and 2008, amounting to Ps.393,488 and  Ps. 354,866, respectively.

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

6.            Property, machinery and equipment - net

	2009	2008
Land	Ps.1,640,847	Ps.1,578,123
Building	294,483	-
Machinery and equipment	318,613	287,631
Office furniture and equipment	73,698	50,737
Vehicles	95,685	122,161
Computers	26,791	22,596
	2,450,117	2,061,248
Accumulated depreciation and amortization	(272,225)	(267,993)
	2,177,892	1,793,255
Construction in-progress	5,721	142,386
	Ps.2,183,613	Ps.1,935,641

Depreciation for the years ended December 31, 2009, 2008 and 2007 related to fixed assets was Ps.47,979, Ps. 39,306 and Ps. 33,603, respectively. In addition, for the years ended December 31, 2009, 2008 and 2007, the Company incurred Ps.3,003, Ps. 1,243 and Ps. 8,388, respectively related to the amortization of other assets.

As part of its strategic investments, in 2009 and 2008 territorial reserves of Ps.62,724 and Ps.1,455,904, respectively, were purchased to develop and expand the Company’s key airports.

During 2009, the Company capitalized construction-in-progress related to the hotel located at the Mexico City International Airport Terminal 2. The related capitalized comprehensive financing cost as of December 31, 2009 is Ps.20,778.

7.            Investment in airport concessions - net

The investment in airport concessions is comprised of the improvements to concessioned properties, the rights to use the airport facilities and the airport concessions. As described in Note 3d., effective January 1, 2003, the total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the net replacement value of the assets determined by an independent appraiser; at any airport concession where the cost exceeded the appraised value, such excess was recognized within the airport concessions caption.  The allocation was determined as set forth below:

		Period of Remaining Amortization in Years
Cost of the concession from the SCT (Note 1 and 3d.)	Ps. 5,813,656
Appraised amount assigned to:
Rights to use airport facilities:
Runways, aprons and platforms	Ps. 1,528,878	25
Buildings	1,002,794	27
Other infrastructure	349,935	19
Land	2,043,447	40
	4,925,054
Airport concessions	888,602	40
Total cost	Ps. 5,813,656

Amortization of the concessioned properties improvements is calculated using the straight-line method beginning in the month after the date they are acquired, based on the assets’ estimated useful lives, which vary from 8 to 20 years.

As of December 31, 2009 and 2008, the net values of the rights to use the airport facilities, airport concessions and improvements to concessioned properties consist of the following:

	2009	2008
Rights to use airport facilities	Ps.4,925,054	Ps.4,925,054
Less – Accumulated amortization	(1,176,292)	(1,050,544)
	Ps.3,748,762	Ps.3,874,510

Airport concessions	Ps. 888,602	Ps. 888,602
Less – Accumulated amortization	(177,720)	(159,947)
	Ps. 710,882	Ps. 728,655

Improvements to concessioned properties	Ps.3,561,157	Ps.2,990,390
Less – Accumulated amortization	(855,927)	(638,540)
	Ps.2,705,230	Ps.2,351,850
Total investment in airport concessions	Ps.7,164,874	Ps.6,955,015

As of December 31, 2009 and 2008, as part of the concessioned properties improvements, there is construction-in-process amounting to Ps.235,557 and Ps.475,939, respectively.  As of December 31, construction-in-process refers mainly to the Monterrey Airport’s Terminal B. The unamortized capitalized comprehensive financing cost as of December 31, 2009 is Ps.17,493.

Amortization for rights to use the airport facilities and airport concessions for the years ended December 31, 2009, 2008 and 2007 were Ps. 143,521 Ps. 143,693 and Ps. 143,617, respectively. Amortization for the years ended December 31, 2009, 2008 and 2007 related to improvements to concessioned properties was Ps.217,387, Ps.182,477 and Ps.150,594, respectively.

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

The Company is required to invest in fixed assets and improvements in the concessioned properties according to a five-year Master Development Program (“MDP”) established in the concession agreement The Company has the obligation to invest in fixed assets and make improvements to the concessioned assets, according to the Master Development Program (PMD), which foresees regulated investments and the security system for screening luggage.  The total investment is Ps. 2,461,921 (Ps. 1,890,102 historical pesos of purchasing power of September 2004) and represents the investment to be made from 2006 to 2010. The amount to be invested, as per the PMD as of December 31, 2009 is Ps.762,317, which considers the investment planned for the luggage review system of Ps.499,611.

Concession tax – According to the Article 232-A of the Mexican Federal Duties Law and the terms of the Company’s concession agreements, the Company must pay the Mexican government an annual tax for the rights to use the airport facilities, which is currently equal to 5% of annual gross revenues.

8.            Short term debt

As of December 31, 2009, the loans bear interest at TIIE at 28 days plus 4.00 points. Interest matures monthly. As of December 31, 2009 and 2008, the interest rates were 8.93% and 12.71%, respectively.

As of December 31, 2009, the Company was in compliance with its financial covenants related to its short term debt.

9.            Long term debt

Bank line of credit of Ps.500,000 with no collateral bearing interest at TIIE plus 4.5 points, which as of December 31, 2009 was 9.42%.	Ps. 470,589
Less – Current portion	58,824
Ps. 411,765

As of December 31, 2009, long-term debt matures as follows:

2011	Ps. 58,824
2012	58,824
2013	58,824
2014	58,824
Thereafter	176,469
Ps.411,765

The Company’s long term loans include certain restrictive clauses that limit its ability to obtain new bank loans, offer its assets as collateral, sell fixed assets and require the Company to maintain certain financial ratios as well as to pay its tax obligations on a timely basis. As of December 31, 2009, the Company was complying with the restrictions and financial covenants related to its long term debt.

10.          Employee benefits

The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.

The present values of these obligations and the rates used for the calculations are:

	2009	2008
Vested benefit obligation	Ps.(24,664)	Ps.(23,300)
Unrecognized items:
Changes to the plan	(1,802)	(2,402)
Prior service costs	937	1,197
Initial transition asset	538	711
Career wage concept	-	392
Projected net liability	Ps.(24,991)	Ps.(23,402)

Actuarial rates used:

	2009	2008
	%	%
Discount of projected benefit obligations at present value	8.50	8.50
Wage increase	5.50	5.50
Minimum wage increase	4.50	4.00

Unamortized items are recognized in earnings over a five year period.

11.          Stockholders’ equity

a.	As of December 31, 2009, 2008 and 2007, authorized Class I shares consist of 400,000,000, of which 58,800,000 are Series “BB” and 341,200,000 Series “B”.

b.	The subscribed and paid-in capital stock at December 31, 2009, 2008 and 2007 is solely comprised of fixed capital and is represented by ordinary, registered no-par shares and is comprised as follows:

	2009
	Number of shares	Historical value	Restatement effect	Restated capital stock
Fixed capital:
Series B, Class I	341,200,000	Ps.3,763,828	Ps.1,515,334	Ps.5,279,162
Series BB, Class I	58,800,000	644,619	264,651	909,270
Treasury shares	(1,643,400)	(17,973)	(7,686)	(25,659)
Total	398,356,600	Ps.4,390,474	Ps.1,772,299	Ps.6,162,773

	2008
	Number of shares	Historical value	Restatement effect	Restated capital stock
Fixed capital:
Series B, Class I	341,200,000	Ps.3,763,828	Ps.1,515,334	Ps.5,279,162
Series BB, Class I	58,800,000	644,619	264,651	909,270
Treasury shares	(4,726,100)	(52,086)	(21,461)	(73,547)
Total	395,273,900	Ps.4,356,361	Ps.1,758,524	Ps.6,114,885

	2007
	Number of shares	Historical value	Restatement effect	Restated capital stock
Fixed capital:
Series B, Class I	341,200,000	Ps.3,763,828	Ps.1,515,334	Ps.5,279,162
Series BB, Class I	58,800,000	644,619	264,651	909,270
Treasury shares	(2,604,700)	(28,706)	(11,828)	(40,534)
Total	397,395,300	Ps.4,379,741	Ps.1,768,157	Ps.6,147,898

c.
As of December 31, 2009, the Company held in treasury shares repurchased with a cost basis of Ps.86,451. This amount is represented by 1,643,400 Series “B” shares, which appear in the Statement of Changes in Stockholders’ Equity reducing the capital stock and the reserve for the repurchase of shares by Ps.25,659 and Ps.60,792, respectively. The weighted average number of shares outstanding during the year as disclosed in Note 3.o. is affected considering the dates in which the shares were repurchased.  On December 31, 2009, the market value of the Company’s shares as listed on the Mexican Stock Exchange at the close of business was 22.12 pesos.

d.
On April 24, 2009, at the Stockholders’ Ordinary and Extraordinary General Meeting, the following  matters were approved: to increase the legal reserve by Ps.27,092; to declare dividends of Ps.400,000, of which a payment of  Ps. 200,000 is outstanding as of December 31, 2009.

e.	On April 3, 2008, at the Stockholders’ Ordinary and Extraordinary General Meeting, the following matters were approved: to increase the legal reserve by Ps. 1,560; to declare dividends of Ps. 434,240.

f.
On April 27, 2007, at the Stockholders’ Ordinary General Meeting, the following matters were approved:  to increase the legal reserve by Ps. 23,354; to declare dividends of Ps. 444,125; the creation of a reserve to repurchase the Company’s shares of Ps. 412,628 and the capitalization of the balance related to the additional liability for labor obligations of Ps.11,872 against retained earnings.

g.
Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value in historical pesos.  The legal reserve may be capitalized but may not be distributed, except in the form of a stock dividend, unless the entity is dissolved.  The legal reserve must be replenished if it is reduced for any reason. On December 31, 2009, 2008 and 2007 the legal reserve amounted to Ps.124,206, Ps 97,114, and Ps. 95,554, respectively.

h.
Stockholders’ equity, except restated paid-in capital and tax retained earnings will be subject to income taxes payable by the Company at the rate in effect upon distribution.  Any tax paid on such distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

The balances of the stockholders’ equity tax accounts as of December 31 are as follows:

	2009	2008
Contributed capital account	Ps.6,436,090	Ps.6,214,242
Net taxable income account	69,458	145,420
Reinvested net taxable income account	36,962	35,688
Total	Ps.6,542,510	Ps.6,395,350

12.          Foreign currency balances and transactions

As of December 31 the foreign currency monetary position in thousands of U.S. dollars is as follows:

	2009	2008
Monetary assets	$3,484	$191
Monetary liabilities	(9,412)	(22,788)
Monetary asset position	$(5,928)	$(22,597)
Equivalent in Mexican pesos	Ps.(77,795)	Ps.(311,276)

Transactions denominated in foreign currency in thousands of U.S. dollars for the years ended December 31 were as follows:

	2009	2008	2007
Technical assistance fee	$3,235	$4,063	$5,154
Payment of insurance policies	1,249	1,347	1,509
Payments for machinery and maintenance safety equipment	2,881	4,780	2,202
Professional services, fees and subscriptions public offering	419	684	2,866
Purchase of land	-	36,082	-
Construction in-progress	3,135	-	-
Other	810	583	-

The exchange rate of Mexican pesos per one U.S. dollar, were as follows:

	December 31,
	2009		2008
	Purchase	Sale	Purchase	Sale
Interbank	Ps.13.0525	Ps.13.1040	Ps.13.6850	Ps.13.7750

As of March 8, 2010, the exchange rate was Ps.12.6315 and Ps.12.6335 pesos for the purchase and sale of one U.S. dollar respectively.

13.           Balances and transactions with related parties

Balances with related parties at December 31 were as follows:

	2009	2008
Accounts receivable – Empresas ICA, S.A.B. de C.V. (EMICA) (1)	Ps. 80,712	Ps. 83,538
Accounts payable:
SETA (2)	Ps. 56,480	Ps. 61,825
Dividends payable to Aeroinvest, S.A. de C.V.	83,901	93,823
Nacional Hispana Hoteles, S.R.L. de C.V. (3)	24,053	-
Ingenieros Civiles Asociados, S.A. de C.V. (4)	114,386	164,374
	Ps.278,820	Ps. 320,022

Transactions with related parties, carried out in the ordinary course of business, for the years ended December 31 were as follows:

	2009	2008	2007
Expenses:
Technical assistance fees and related out-of-pocket costs (2)	Ps. 51,710	Ps. 55,604	Ps. 57,416
Administrative services provided by Grupo ICA, S.A. de C.V.	-	3,014	-
Capital expenditures (4)	567,556	422,104	223,237

(1)	The accounts receivable from EMICA represents the estimated ISR payments and dividends in favor of the Company.

(2)	The accounts payable to SETA include dividends of Ps.33,400 and Ps.36,258 in 2009 and 2008, respectively. The expenses are related to the technical support service provided and travel expenses.

(3)	Loan received from NH Hotels to pay contractors related to the construction of the hotel located at the Mexico City International Airport Terminal 2.

(4)
The accounts payable at December 31, 2009 is composed of Ps.39,008 for Terminal “B” at the Monterrey Airport, Ps.43,647 for construction of the hotel at the Mexico City International Airport Terminal 2and Ps.31,731 for different construction services. The capital investments refer to the construction of Terminal B, construction of the hotel, rehabilitation of the Torreón and San Luis Potosí airport runways and platform constructions at the Monterrey and Chihuahua airports.

The Company has entered into an agreement with Ingenieros Civiles y Asociados, S.A. de C.V. for the purpose of conducting remedial work and pavement construction on operational areas of the Company’s airports, foreseen in the Master Development Plan for the 2006-2010 period, in the understanding that for each specific work, a construction agreement shall be set forth at per unit prices or a lump sum price construction agreement.

The Company uses the services of an independent expert to supervise and ensure that the construction services are provided at current market rates for similar services.

The benefits granted to key personnel of the Company, were as follows:

	2009	2008	2007
Short- and long-term direct benefits	Ps.48,522	Ps.48,964	Ps.43,842

Technical assistance – The Company has executed a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years.  Currently, the Company is required to pay the greater of the fixed $3,000 component or 5% of consolidated operating income (as defined in the contract) annually for such services.  Beginning in 2006, the fixed $3,000 component will be updated according to the consumer price index of the United States of America.  In 2009, 2008 and 2007, 5% of consolidated operating income was greater than of the fixed $3,000.

As of December 31, 2009, SETA’s, stockholders were Aeroinvest, S.A. de C.V. (“Aeroinvest”) (subsidiary of Empresas ICA, S.A.B. de C.V.) with 74.5% and Aéroports de Paris Management, S.A. (“ADP”) with 25.5%.  Pursuant to the Company’s bylaws, SETA (as holder of the Company’s Series “BB” shares) has the right to present to the board of directors the name or names of the candidates for appointment of certain of the Company’s senior management, the right to appoint and remove the Company’s chief financial officer, chief operating officer and commercial director, the right to elect three members of the Company’s board of directors and the right to veto certain actions requiring approval of the Company’s stockholders (including the payment of dividends, the amendment of the Company’s bylaws and the amendment of its right to appoint certain members of senior management).  In the event of the termination of the technical assistance agreement, the Series “BB” shares will be converted into Series “B” shares resulting in the termination of these rights.  If at any time, prior to June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, it would lose its veto rights (but other special rights it possess as a Series “BB” shareholder would be unaffected) .  If at any time after June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, such shares must be converted into Series “B” shares, which would cause SETA to lose all of its special rights.  So long as SETA retains at least 7.65% of the Company’s capital stock in form of Series “BB” shares, all its special rights will remain in force.

Pursuant to the Company’s bylaws, the technical assistance agreement and the participation agreement, SETA may not transfer more than 51% of its Series “BB” shares until after June 14, 2008. After such date, SETA is entitled to transfer up to one eighth of such 51% during each year thereafter. As of December 31, 2009, SETA has not transferred any of its representative Series “BB” shares.

14.          Other income (expenses) - net

Detail is as follows:

	2009	2008	2007
Statutory employee profit sharing – current	Ps. (1,321)	Ps. (2,626)	Ps. (9,587)
Statutory employee profit sharing – deferred	-	104,230	2,097
Other income (expenses)	11,372	3,188	(94)
	Ps.10,051	Ps.104,792	Ps. (7,584)

15.          Taxes on income

The Company is subject to ISR and to IETU in 2009 and 2008, and was subject to ISR and IMPAC in 2007.

The ISR rate for 2007 was 29%, and for 2009 and 2008 was 28%, and based on changes to the Mexican Tax Law in 2009 will be 30% for 2010 to 2012, 29% for 2013, and 28% for 2014 and thereafter.

The Company is subject to ISR on an individual entity basis.  The related tax results are combined in the consolidated financial statements.

IETU - Revenues, as well as deductions and certain tax credits, are determined based on cash flows of each fiscal year.  The IETU rate is 17% and 16.5%, in 2009 and 2008, respectively; and 17.5% as of 2010.  The Asset Tax Law was repealed upon enactment of the IETU Law; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid, may be recovered, according to the terms of the law.

Based on its financial projections and according to INIF 8, “Effects of the Business Flat Tax”, the Company, determined that in certain subsidiaries it will pay only ISR in future periods, while in others, it will pay IETU, therefore, it recognizes deferred taxes based of the taxes it expects to pay in the future.

In 2007, IMPAC was calculated by applying 1.25% to the value of the assets of the year, without deducting any debt amounts. IMPAC is payable only to the extent that it exceeded ISR payable for the same period.

To determine the deferred ISR as of December 31, 2009 and 2008, the Company applied the rates that will be in effect according to their estimated date of completion to the temporary differences.

Income tax is as follows:

	2009	2008	2007
Income tax:
Current	Ps. 88,455	Ps. 180,504	Ps. 187,248
Deferred	(16,029)	(33,571)	(475,744)
IETU:
Current	19,214	5,385	-
Deferred	(13,855)	86,588	1,073,859
	Ps.77,785	Ps. 238,906	Ps. 785,363

The reconciliation of the statutory income tax rate and the effective tax rate as a percentage of income before income taxes for the years ended December 31 is as follows:

	2009%	2008%	2007%
Statutory rate	28.00	28.00	28.00
Effect of permanent differences, mainly non-deductible expenses, restatement of taxes and effects of inflation for financial and tax purposes	(14.77)	(9.18)	(4.86)
Change in valuation allowance for recoverable tax on assets paid and tax loss carryforwards	-	-	14.70
Effect of canceling the deferred ISR liability	-	-	(73.17)
Effect of adding the deferred IETU liability	0.98	11.78	131.51
Effective rate	14.21	30.60	96.18

At December 31, the main items comprising the liability balance for deferred taxes are as follows:

	2009	2008
Deferred ISR:
Assets (liabilities):
Labor obligations and other current liabilities	Ps. 29,492	Ps. 43,732
Other liabilities	(197)	(25,965)
Machinery and equipment	2,062	(369)
Net deferred ISR asset	31,357	17,398
Tax loss carryforwards	851,083	945,578
Recoverable tax on assets paid	243,488	235,095
	1,125,928	1,198,071
Valuation allowance	(1,087,435)	(1,178,040)
Net deferred ISR asset	38,493	20,031
Deferred IETU:
Assets:
Fixed assets acquired between January 1998 to August 2007	76,602	106,259
IETU credits	274,722	213,555
Fixed assets acquired between September 2007 to December 2007	16,356	17,399
Credit from for the immediate deduction of tax loss carryforwards	12,800	4,992
Other liabilities	86,170	68,955
Deferred IETU asset	466,650	411,160
Liabilities:
Rights to use airport facilities and concessions	(780,435)	(805,551)
Improvements to concessioned properties, property, machinery, and equipment	(724,545)	(724,175)
Other liabilities	(93,599)	(41,881)
Deferred IETU liability	(1,598,579)	(1,571,607)
Valuation allowance	(14,662)	-
Net deferred IETU liability	(1,146,591)	(1,160,447)
Total	Ps.(1,108,098)	Ps.(1,140,416)

As of December 31, 2009 and 2008, the valuation allowance represents a reserve against the recognized benefit of the tax on assets paid by the Company’s airports.

The Company created a valuation allowance for the entire amount of tax loss carryforwards that can be offset against ISR taxable income in the calculation of the 2009 deferred taxes as a result of applying the guidance established by INIF 8.  Each airport concession has received approval from the Mexican Tax Authorities to carryforward their tax losses up to the earlier of the date such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession.  Amounts as of December 31, 2009, as restated for inflation, are as follows:

Year of origin	Tax loss carryforwards
1998	Ps. 2,147
1999	51,510
2000	383,965
2001	626,612
2002	654,108
2003	550,914
2004	475,814
2005	52,613
2006	74,298

Year of origin	Tax loss carryforwards
2007	73,639
2008	55,489
2009	38,472
Ps.3,039,581

In the calculation of deferred IETU, according to the disclosures above, the effects of recoverable IMPAC paid of Ps.243,488 were included; however, they have been fully reserved because there is not a high probability of recovering such amounts:

Year of expiration	Recoverable tax on assets
2012	Ps. 77,331
2013	69,306
2014	60,615
2015	16,782
2016	9,244
2017	10,210
Ps.243,488

16.          Contingencies

At December 31, 2009, resolution is pending on lawsuits filed against the following subsidiaries:

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

b.
Administrative law proceedings were asserted against the Company by the municipalities of Reynosa, Zihuatanejo, Ciudad Juárez and Tampico for the payment of property taxes with respect to the real property on which its airports operate in those cities.  The claims of the municipalities of Reynosa, Zihuatanejo, Ciudad Juárez and Tampico amounted to Ps.59,500, Ps.2,800, Ps.1,800 and Ps.1,020, respectively. The claim of Zihuatanejo, Ciudad Juárez and Tampico were dismissed on January, 2009, March, 2009 and February, 2009, respectively. On November 2009, the municipality of Ciudad Juárez claimed that the Company owes Ps.7,500 in property taxes. The total amounts of the property-tax claims outstanding, as recently updated to reflect additional amounts claimed since the proceedings were first asserted, in Reynosa and Ciudad Juárez are Ps.59,500 and Ps.7,500, respectively, although these amounts could increase if the underlying claims are not resolved in the Company’s favor.  Moreover, other municipalities where the Company operates its airports could assert similar claims.

c.
The Company determines PTU based on Section I of Article 10 of the Mexican Income Tax Law; however, the tax authorities and/or the employees may disagree with this treatment, in which case the Company will file the necessary appeals in order to continue calculating PTU using its current methodology.

17.           Commitments

a.
As discussed in Note 13, the Company has executed a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years. Currently, the Company is required to pay the greater of the fixed $3,000 component or 5% of consolidated operating income (as defined in the contract) annually for such services.  Beginning in 2007, the fixed $3,000 component will be updated according to the consumer price index of the United States of America.

b.
In October 2008, the Company acquired the shares of Consorcio (see Note 1). As a result of the acquisition, the Company assumed the commitments set forth in the lease agreement signed with the Mexico City Airport for a 20-year period to construct, prepare and operate a hotel, and manage the commercial premises at Terminal 2 of the Mexico City International Airport, establishing a minimum guaranteed income (MGI) of Ps. 18,453 annually as rent, plus a share of the 18% of the hotel’s gross income obtained. The MGI will be adjusted on an annual basis using the NCPI.

c.
In June 2007, Aeroinvest settled its aforementioned debts held with financial institutions through the issuance of a 10-year, three-series bond of Ps. 2,805 (par value). Such issuance was made through a trust with JP Morgan and was issued to qualified U.S. investors and listed on the Irish Alternative Securities Market. As collateral, the following assets were contributed to the trust: 1) the rights to collect the dividends that the Company distributes, corresponding to 36.04% of its capital stock; ii) the rights to collect the dividends that SETA distributes, corresponding to 74.5% of its capital stock; iii) the rights to collect the loans granted to SETA; iv) the reimbursements of the capital contributions made to SETA; v) guarantee of Aeroinvest in the event of breach and vi) corporate guarantees from EMICA.

If Aeroinvest defaults on its obligations under the refinancing documents, the Company would be further restricted in its ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change its business or make investments or capital expenditures outside of the master development plans, which could restrict its flexibility to capitalize on business opportunities or otherwise adversely affect its business and results of operations.  In addition, Aeroinvest could lose its ability to vote its shares of the Company’s capital stock as well as its shares of SETA, and the trustee could in certain circumstances foreclose on the Series B shares and SETA shares held in trust.

18.           Information by industry segments

The Company determines and evaluates its airports’ individual performances before allocating personnel-related costs and other costs incurred by SACN, the subsidiary that includes the Company’s senior management.  The following table shows a summary of the Company’s financial information by segment as it relates to the Monterrey Airport, the Acapulco Airport, the Mazatlán Airport, the Culiacán Airport, the Chihuahua Airport and the Zihuatanejo Airport. The financial information relating to the remaining seven airports, as well as that of SACN, OACN, Holding and Consorcio, the last three beginning in 2008 and the Company (including investment in its subsidiaries) was combined and included under “Other”.  The elimination of the investment of the Company in its subsidiaries is included under “Eliminations”.

December 31, 2009	Monterrey	Acapulco	Mazatlán	Culiacán	Chihuahua	Zihuatanejo	Other	Eliminations	Total
Total revenues	Ps.858,606	Ps.141,272	Ps.144,478	Ps.150,081	Ps.116,126	Ps. 98,385	Ps. 2,019,675	Ps. (1,632,346)	Ps.1,896,277
Operating income	73,450	12,649	20,157	11,357	19,943	7,857	600,039	(186,068)	559,384
Interest income - net	(6,045)	17,732	23,431	2,040	11,528	3,503	(78,384)	-	(26,195)
Income tax	-	-	-	-	-	-	72,426	-	72,426
Business flat tax expense	11,810	(1,369)	1,645	(16)	(604)	1,133	(7,240)	-	5,359
Total assets	4,885,854	890,176	800,162	574,229	589,015	575,977	11,070,664	(9,109,399)	10,276,678
Total liabilities	1,509,447	127,603	91,213	94,981	82,127	100,014	1,974,601	(1,378,271)	2,601,715
Capital expenditures	395,964	37,366	10,324	35,743	21,132	32,269	334,858	-	867,656
Investment in airport concesions	2,960,558	613,343	472,650	473,197	422,417	501,957	1,720,752	-	7,164,874
Depreciation and amortization	101,089	48,810	33,279	26,197	24,358	30,500	147,657	-	411,890

December 31, 2008	Monterrey	Acapulco	Mazatlán	Culiacán	Chihuahua	Zihuatanejo	Other	Eliminations	Total
Total revenues	Ps.924,174	Ps.157,532	Ps.139,203	Ps.140,530	Ps.120,466	Ps.96,610	Ps.1,914,617	Ps.(1,504,656)	Ps.1,988,476
Operating income	56,479	9,609	8,491	2,577	15,657	5,643	709,239	(120,327)	687,368
Interest income - net	38,118	12,618	16,481	2,655	8,701	3,183	(18,589)		63,167
Income tax							146,933		146,933
Business flat tax expense	58,482	5,689	747	2,358	7,260	3,822	13,615		91,973
Total assets	4,699,129	859,262	791,498	565,413	555,556	565,718	10,366,875	(8,543,619)	9,859,832
Total liabilities	1,384,797	129,040	124,798	99,490	80,919	100,262	1,584,684	(1,173,918)	2,330,072
Capital expenditures	1,743,039	36,275	24,021	37,111	23,102	22,613	341,401		2,227,562
Investment in airport concesions	2,723,142	624,383	492,430	481,295	426,699	498,153	1,708,913		6,955,015
Depreciation and amortization	93,434	44,947	32,042	24,379	22,361	27,411	122,145		366,719

December 31, 2007	Monterrey	Acapulco	Mazatlán	Culiacán	Chihuahua	Zihuatanejo	Other	Eliminations	Total
Total revenues	Ps.847,764	Ps.148,388	Ps.143,430	Ps.145,194	Ps.116,693	Ps.96,193	Ps.1,018,524	Ps.(618,833)	Ps.1,897,353
Operating income	42,955	6,297	12,768	8,008	13,706	4,629	231,205	408,353	727,921
Interest income - net	106,584	9,808	12,950	2,127	4,628	1,402	(10,839)	-	126,660
Income tax	(358,508)	(15,730)	(28,738)	(27,245)	(26,859)	(17,723)	186,307	-	(288,496)
Business flat tax	411,342	107,935	84,279	74,378	64,541	76,295	255,089	-	1,073,859
Total assets	4,121,808	842,262	744,157	551,894	534,103	560,300	9,734,982	(7,955,118)	9,134,388
Total liabilities	834,573	132,473	107,979	92,084	85,853	104,459	1,038,058	(735,433)	1,660,046
Capital expenditures	396,147	42,622	22,378	12,487	16,422	14,753	153,201	-	658,010
Investment in airport concesions	2,502,215	639,765	509,619	490,936	424,152	500,945	1,655,244		6,722,876
Depreciation and amortization	84,495	42,244	29,258	23,697	21,249	25,303	109,956		336,202

19.          Revenues

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

The following table presents an analysis for the years ended December 31, 2009, 2008 and 2007 of the Company’s revenues.

	2009	2008	2007
Aeronautical services
Airport services:
Landing	Ps. 94,915	Ps. 111,693	Ps. 119,624
Parking on embarking/disembarking platform	56,953	72,911	79,573
Parking on extended stay or overnight platform	19,031	22,293	16,513
Aerocars and jetways	17,172	23,847	23,093
Passenger and carry-on baggage check, national and international	19,580	22,796	22,614
Domestic passenger charges	894,113	955,466	884,738
International passenger charges	295,711	278,579	277,255
Complementary services – Airport real estate services and rights of access to other operators and complementary services	129,490	129,610	126,417
Total aeronautical services revenues	1,526,965	1,617,195	1,549,827
Non-aeronautical services
Car parking charges	104,465	112,694	105,499
Commercial concessions (1):
Retail operations	33,119	36,197	34,723
Food and beverages	28,777	35,001	31,596
Duty free	10,950	13,567	14,321
VIP lounges	39,917	36,644	33,980
Financial services	2,464	1,877	1,796
Communications and networks	4,361	4,350	3,981
Car rentals	31,338	32,175	29,633
Advertising	39,444	39,304	36,937
Time share	18,081	18,068	18,014
Complementary service providers	2,374	2,475	5,908
Attention to passengers	1,697	-	-
Expense recovery	20,086	20,777	15,221
OMA freight	13,537	14,578	11,762
Non-airport access fees	3,391	3,574	4,155
	354,001	371,281	347,526
Hotel service revenues	15,311	-	-
Total non-aeronautical services	369,312	371,281	347,526
Total revenues	Ps.1,896,277	Ps.1,988,476	Ps.1,897,353

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

At December 31, 2009, future minimum rentals are as follows:

Year	Amount
2010	Ps.230,942
2011	145,168
2012	45,535
2013	33,174
Thereafter	91,924
Total	Ps.546,743

Future minimum rentals, which generally include rents that are increased each year by the INPC, do not include the contingent rentals related to increases based on the INPC or contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent.  Contingent rentals earned during the years ended December 31, 2009, 2008 and 2007 were Ps.48,219, Ps. 70,278 and Ps. 68,379, respectively.

Approximately 80%, 79% and 79% of consolidated revenues during the years ended December 31, 2009, 2008 and 2007, respectively, were generated by the Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua and Zihuatanejo airports.

20.          Cost of services

Cost of services for the years ended December 31 is as follows:

	2009	2008	2007
Employee cost	Ps.146,000	Ps.156,183	Ps.143,067
Maintenance	63,177	54,020	53,900
Safety, security and insurance	86,106	80,992	74,933
Utilities	99,225	112,793	94,408
Real property leases	12,414	1,183
Other	50,845	54,903	54,469
	Ps.457,767	Ps.460,074	Ps.420,777

21.          New accounting pronouncements

With the purpose of making Mexican standards converge with International Financial Reporting Standards (“IFRS”), in 2009, the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”) issued the following NIFs and Interpretations of Financial Reporting Standards (“INIF”):

a)           For fiscal years that begin on January 1, 2010:

C-1, Cash and Cash equivalents

Improvements to NIFs for 2010

INIF 14, Construction Contracts, Sale of Real Property and Rendering of Related Services

INIF 17, Service Concession Contracts

Some of the most important changes established by these standards are:

NIF C-1, Cash and Cash Equivalents, requires restricted cash and cash equivalents to be included within the cash and cash equivalents caption, as opposed to Bulletin C-1, which required presentation under separate captions; NIF C-1 replaces the caption on-demand temporary investments with the caption on-demand available investments clarifying that this type of investment has a maturity of up to three months from its acquisition date.

Improvements to NIFs for 2010 – The main improvements generating accounting changes that must be recognized retroactively are:

NIF B-1, Accounting Changes and Correction of Errors –Requires further disclosures in case the Company applies a particular Standard for the first time.

NIF B-2, Statement of Cash Flows – Requires recognition of the effects of fluctuations in exchange rates used for translating cash in foreign currencies, and changes in fair value of cash in the form of precious metal coins, and other cash items, at fair value, in a specific line item.

NIF B-7, Business Acquisitions – Requires recognition of intangible assets or provisions because the acquired business has a contract whose terms and conditions are favorable or unfavorable with respect to market, only when the acquired business is the lessee in an operating lease.  This accounting change should be recognized retroactively and not go further than January 1, 2009.

NIF C-7, Investments in Associated Companies and Other Permanent Investments – Modifies how the effects derived from increases in equity percentages in an associated company are determined.  It also establishes that the effects due to an increase or decrease in equity percentages in associated companies should be recognized under equity in income (loss) of associated companies, rather than in the non-ordinary line item within the statement of income.

NIF C-13, Related Parties – Requires that, if the direct or ultimate controlling entity of the reporting entity does not issue financial statements available for public use, the reporting entity should disclose the name of the closest, direct / indirect, controlling entity that issues financial statements available for public use.

INIF 14, Construction Contracts, Sale of Real Property and Rendering of Related Services – is a supplement to Bulletin D-7, Construction and Manufacturing Contracts for Certain Capital Assets, and requires segregation of the different components of the contracts in order to define whether the contract refers to construction of real property, sale of real property, or rendering related services, and establishes the rules for recognizing revenue and related costs and expenses, based on the different elements identified in the contract.  INIF 14 provides guidance for the appropriate use of the percentage-of-completion method for revenue recognition.

INIF 17, Service Concession Contracts – is a supplement to Bulletin D-7, Construction and Manufacturing Contracts for Certain Capital Assets, and establishes that, when the infrastructure of the service concession contracts falls within the scope of this INIF, it should not be recognized under property, plant and equipment.  It also establishes that when the operator renders construction or improvement services, as well as operation services under the same contract, revenues should be recognized for each type of service, based on the fair value of each consideration received at the time the service is rendered.  When amounts are clearly identified and, after they are quantified, the applicable revenue recognition criterion should be followed, taking the nature of the service rendered into consideration.  Also, INIF 17 establishes that, when the operator renders construction or improvement services, both revenues and the associated costs and expenses should be recognized under the percentage-of-completion method and consideration received, or receivable, should be recognized, initially, at fair value.  Revenues from operation services should be recognized as the services are rendered and suppletorily considering IAS 18.

b)	For fiscal years that begin on January 1, 2011:

B-5, Financial Segment Information, and

B-9, Interim Financial Information

Some of the most important changes established by these standards are:

NIF B-5, Financial Segment Information – Uses a managerial approach to disclose financial information by segments, as opposed to Bulletin B-5, which also used a managerial approach but required that the financial information be classified by economic segments, geographical areas, or homogenous client groups.  NIF B-5 does not require different risks among business areas to separate them.  It allows areas in the preoperating stage to be classified as a segment, and requires separate disclosure of interest income, interest expense and liabilities, as well as disclosure of the entity’s information as a whole with respect to products, services, geographical areas and major customers and suppliers.  Like the previous Bulletin, this Standard is mandatory only for public companies or companies in the process of becoming public.

NIF B-9, Interim Financial Information – As opposed to Bulletin B-9, this Standard requires a condensed presentation of the statement of changes in stockholders’ equity and statement of cash flows, as part of the interim financial information.  For comparison purposes, it requires that the information presented at the closing of an interim period contain the information of the equivalent interim period of the previous year, and in the case of the balance sheet, presentation of the previous years’ annual balance sheet.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

22.          International Financial Reporting Standards

In January 2009, the National Securities and Banking Commission published the amendments to the Mexican Securities Law, including the obligation to prepare and present financial statements using International Financial Reporting Standards (“IFRS”) beginning in 2012 (early adoption is permitted).  The Company is in the process of determining the impacts the adoption of IFRS will have on its financial information.

23.          Authorization for issuance of financial statements

On March 8, 2010, the issuance of the Company’s MFRS financial statements was authorized by Lic. Víctor Bravo Martín General, Chief Executive Officer of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.  Such consolidated financial statements are subject to approval at the ordinary stockholders’ meeting, where they may be modified based on provisions set forth by the Mexican General Corporate Law.

24.          Differences between MFRS and U.S. GAAP

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

As mentioned in Note 3, NIF B-10, became effective January 1, 2008.  NIF B-10 revised the accounting for inflation such that the inflation accounting methods summarized in Note 3(c) will no longer apply unless the economic environment in Mexico qualifies as “inflationary” for purposes of MFRS. Given the cumulative inflation in Mexico for the three years prior to December 31, 2007 and 2008, the Mexican economic environment did not qualify as inflationary, thereby eliminating inflationary accounting in the Company’s consolidated financial statements for periods beginning after January 1, 2008.

The principal differences, other than inflation accounting, between MFRS and U.S. GAAP and their effects on consolidated net income and consolidated stockholders’ equity are presented below with an explanation of such adjustments:

	2009	2008	2007
Reconciliation of net income (loss):
Consolidated net income according to MFRS	Ps.469,524	Ps. 541,803	Ps. 31,192
U.S. GAAP adjustments:
(i) Amortization of assets under concession	85,734	85,734	85,734
(ii) Amortization of airport concession	17,772	17,772	17,771
(iii) Depreciation of fixed assets recorded at predecessor cost basis	-	(2,903)	(3,164)
(iv) Deferred fees for technical assistance services	(10,811)	30,696	(10,133)
(v) Accrued vacation	9,055	(2,817)	(3)
(vi) Provisions for seniority premiums and severance payments	4,116	(8,844)	(4,232)
(vii) Deferred statutory employee profit sharing	-	(104,230)	(6,112)
Total U.S. GAAP adjustments before the effect of income taxes	105,866	15,408	79,861
(viii) Income taxes	(273,010)	456,243	(229,371)
Consolidated net income (loss) according to U.S. GAAP	Ps.302,380	Ps.1,013,454	Ps.(118,318)

	2009	2008
Reconciliation of stockholders’ equity:
Consolidated stockholders’ equity according to MFRS	Ps.7,674,963	Ps.7,529,760
U.S. GAAP adjustments:
(i) Cost of assets under concession	(3,683,547)	(3,683,547)
(i) Accumulated amortization of assets under concession	732,011	646,277
(ii) Amortized cost of airport concessions	(710,882)	(728,654)
(iii) Accrued vacation	-	(9,055)
(iv) Provision for seniority premiums and severance payments	5,015	(1,410)
Total U.S. GAAP adjustments before the effect of income taxes	(3,657,403)	(3,776,389)
(viii) Income taxes	1,058,479	1,335,238
Consolidated stockholders’ equity according to U.S. GAAP	Ps.5,076,039	Ps.5,088,609

A summary of the changes in consolidated stockholders’ equity after giving effect to the aforementioned U.S. GAAP adjustments is as follows:

	Common stock	Additional paid-in capital	Retained earnings	Reserve for repurchase of shares	Accumulated other comprehensive income	Noncontrolling interest		Total stockholders’ equity
Balances at January 1, 2008	Ps.1,789,630	Ps.44,422	Ps.2,386,264	Ps.353,518	Ps. 9,581	Ps.	-	Ps.4,583,415
Dividends paid	-	-	(434,240)	-	-		-	(434,240)
Deferred fees for technical assistance services	-	(30,696)	-	-	-		-	(30,696)
Contribution by noncontrolling interest							1,200	1,200
Comprehensive income:
Net income	-	-	1,013,495	-	-		(41)	1,013,454
Labor obligations	-	-	-	-	8,821		-	8,821
Total comprehensive income	-	-	1,013,495	-	8,821		(41)	1,022,275
(Repurchase) of shares, net	(33,013)	-	-	(20,332)	-		-	(53,345)
Balances at December 31, 2008	Ps.1,756,617	Ps.13,726	Ps.2,965,519	Ps.333,186	Ps. 18,402	Ps. 1,159		Ps.5,088,609
Dividends paid	-	-	(400,000)	-	-		-	(400,000)
Deferred fees for technical assistance services	-	10,811	-	-				10,811
Contribution by noncontrolling interest							9,141	9,141
Comprehensive income:
Net income	-	-	303,844	-	-		(1,464)	302,380
Labor obligations	-	-	-	-	(1,440)			(1,440)
Total comprehensive income	-	-	303,844	-	(1,440)		(1,464)	300,940
Reissuance (reserve for repurchase) of shares, net	47,888	-	-	18,650	-		-	66,538
Balances at December 31, 2009	Ps.1,804,505	Ps. 24,537	Ps.2,869,363	Ps.351,836	Ps. 16,962	Ps. 8,836		Ps.5,076,039

Condensed consolidated balances sheets and statements of operations including the aforementioned U.S. GAAP adjustments, as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007.

	2009	2008
Assets
Current assets:
Cash and cash equivalents	Ps. 267,734	Ps. 257,420
Other current assets	616,671	672,275
Total current assets	884,405	929,695
Property, machinery and equipment – net	2,183,613	1,935,637
Investment in airport concessions – net	3,502,456	3,189,158
Long-term deferred income taxes	-	194,780
Other assets – net	43,786	42,930
Total	Ps.6,614,260	Ps.6,292,200

Liabilities and stockholders’ equity:
Current liabilities	Ps.1,037,603	Ps.1,158,298
Long-term deferred income taxes	41,750	-
Other long-term liabilities	458,868	45,293
Total liabilities	1,538,221	1,203,591
Common stock	1,804,505	1,756,617
Additional paid-in capital	24,537	13,726
Retained earnings	2,869,363	2,965,519
Reserve for repurchase of shares	351,836	333,186
Accumulated other comprehensive income	16,962	18,402
Noncontrolling interest	8,836	1,159
Total stockholders’ equity	5,076,039	5,088,609
Total liabilities and stockholders’ equity	Ps.6,614,260	Ps.6,292,200

	2009	2008	2007
Net revenues	Ps.1,896,277	Ps.1,988,476	Ps.1,897,353
Cost of operations:
Cost of services	459,486	460,539	419,725
General and administrative expenses	306,148	328,350	255,959
Concession taxes	94,756	101,642	98,307
Technical assistance fees	62,521	24,908	67,550
Depreciation and amortization	308,116	266,031	235,122
Statutory employee profit sharing	1,321	2,626	9,587
Total costs	1,232,348	1,184,096	1,086,250
Income from operations	663,929	804,380	811,103
Net comprehensive financing (loss) income	(22,126)	(11,451)	67,369
Other income (expenses) – net	11,372	3,188	(94)
Income tax expense(benefit)	350,795	(217,337)	996,696
Consolidated net income (loss)	Ps. 302,380	Ps.1,013,454	Ps. (118,318)
Weighted average number of common shares outstanding	394,934,855	396,284,313	399,611,578
Weighted average number of common shares and common share equivalents (unless antidilutive)	397,874,855	399,224,413	399,611,578
Basic earnings per share (in Mexican pesos)	0.7656	2.5574	(0.2961)
Diluted earnings per share (in Mexican pesos)	0.7600	2.5386	(0.2961)

(i) Amortization of assets under concession (treated as intangible “rights to use airport facilities” under Investment in Airport Concessions for MFRS)

Under MFRS, the cost of the concessions to operate the airports and the related facilities was determined on a basis proportionate to the amount SETA paid to the Mexican government for its investment in 15% of the common stock of the Company.  This amount is reflected as two intangible assets: “rights to use airport facilities,” which reflects the value of the land and facilities used to operate each airport (up to the total amount of the concession for each individual airport to the extent such fair value was in excess) and “airport concessions”, both part of the investment in airport concessions (Note 7).  As discussed in Notes 3.d and 7, for purposes of MFRS, the portion of the cost of the concession allocated to the rights to use airport facilities was determined based on an independent appraisal of the assets at each airport concession, and is amortized over the useful lives of the related assets, with total lives ranging from 8 to 37 years from the date such concessions were granted.  The remainder of the appraised value over the cost of the concession was recorded as airport concessions, and is amortized over a total life equal to the concession term of 50 years.

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

In addition, as described in Note 7, the concession arrangements require the Company to pay a concession tax, pursuant to the Mexican Federal Duties Law, currently equal to 5% of annual gross revenues, which is classified within operating expenses.  The Mexican Federal Duties Law is a law of general applicability and is not specifically directed to airport concession holders.  The concession tax under the Mexican Federal Duties Law is applicable to and payable by any concession-holder that uses state-owned assets, without regard to the value of state-owned assets used.  This annual payment is considered a tax rather than consideration paid in exchange for the Mexican government’s contribution of the concessioned assets, and is recognized as an operating expense when it becomes payable for both U.S. GAAP and MFRS purposes.

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

(iv) Deferred fees for technical assistance services

As discussed in Note 1, in June 2000, the Company and SETA entered into a stock option agreement, whereby the Company granted SETA the right to acquire an additional three percent of the Company’s outstanding Series “B” common stock provided that SETA had complied with its obligations under the technical assistance agreement.  The option was exercisable in three tranches of one percent each, exercisable during a two-year period beginning June 14, 2003, June 14, 2004 and June 14, 2005, respectively, at an exercise price of $1.1286 (Ps.11.0198 nominal value), plus a 5% annual premium, subject to decrease based on any dividends paid by the Company.  1% expired, unexercised during 2005; the remaining 2% was exercised by SETA during 2007.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718, Compensation – Stock Compensation, (previously, SFAS No. 123 (R), “Share-Based Payment”), requires that all transactions in which equity instruments are issued to other than employees in conjunction with the selling of goods or services be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Further, ASC 718, (previously EITF 96-18, “Accounting for Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”), provides guidance to establish a measurement date for awards issued to other than employees.  As the Company did not believe that SETA had sufficiently large disincentives for nonperformance, and thereby SETA did not have a performance commitment as defined by U.S. GAAP, it established the measurement date as the date performance by SETA is complete, and consequently recognized the related cost of the award using variable accounting, as illustrated in ASC 718 (previously FIN No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.”)

In 2007, for MFRS purposes, at the date of exercise of the option by SETA, the Company recognized Ps. 94,439 of common stock and Ps. 29,785 of additional paid-in capital for the difference between the book value of the shares and the amount paid by SETA for such shares.  In addition to the stock option, SETA also holds forfeitable shares of the Company’s common stock in a trust.  Upon SETA’s initial acquisition of 15% of the Company’s common stock, pursuant to the terms of the participation agreement between SETA and the Company, SETA signed a trust agreement with Banco Nacional de Comercio Exterior, S.N.C, and assigned to the trust, all of the Series “BB” shares it acquired.  In the trust agreement, the Company was named as secondary beneficiary only in the instance in which SETA does not comply with the terms of the technical assistance agreement, in which case 5% of the Series “BB” shares would be forfeited and sold, with the proceeds of the sale to be provided to the Company as liquidated damages and penalties.

Based on the fact that the five percent of SETA’s original investment held in the trust is forfeitable subject to compliance with the technical assistance agreement, the Company considers those shares to be compensatory and has recorded the fair value of these compensatory shares in a manner consistent with the stock option, applying variable accounting, resulting in a related (income) expense and corresponding (decrease) increase to additional paid-in capital of Ps.10,811, Ps. (30,696) and Ps.10,133 in 2009, 2008 and 2007, respectively.

(v) Accrued vacation

MFRS currently requires that vacation benefits be accrued.  As a result this reconciling difference, which was presented in previous years, has been eliminated in 2009.  Under U.S. GAAP, ASC 710, Compensation – General (previously SFAS No. 43, “Accounting for Compensated Absences”), requires that such vacation benefits be accrued.

(vi) Provisions for seniority premiums and for severance payments

Under both MFRS and U.S. GAAP, the Company recognizes a liability for its seniority premiums based on actuarial computations using the project unit credit method.  Differences exist in the discount rates used for actuarial purposes between U.S. GAAP and MFRS.  U.S. GAAP required that nominal rates be used while MFRS allows the use of real or “inflation-free” rates up to December 31, 2007. Beginning in 2008, such computations consider nominal rates.

Beginning January 1 2009, NIF D-3 eliminates the recognition of the additional liability because its determination does not incorporate a salary increase, incorporates the career salary concept, and the amortization period of most unrecognized items (those not related to retirement benefits) is reduced to five years, with the option to fully amortize them against current earnings of 2008 under other income and expense. The Company chose to amortize such items over a period of five years. Additionally, the beginning balance of actuarial gains and losses was recorded against results of 2008 for purposes of MFRS, in other income and expense.

The Company applies ASC 715, Compensation – Retirement Benefits (previously SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, which requires companies to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  U.S. GAAP also requires that a company measure the funded status of its plans as of the date of its year-end balance sheet, as well as prescribes additional disclosure requirements. ASC 715 is applicable to the Company’s seniority premium plan, as well as its liability recognized for severance benefits.  Disclosures related to the Company’s seniority premiums and severance payment benefits required by U.S. GAAP are as follows:

The Company uses a December 31 measurement date for its seniority premiums plan and severance obligations.

	Seniority Premium Benefits		Severance Benefits
	2009	2008	2009	2008
Projected benefit obligation – unfunded status	Ps. (4,381)	Ps. (3,621)	Ps. (22,191)	Ps. (21,252)

	Seniority Premium Benefits	Severance Benefits	Seniority Premium Benefits	Severance Benefits
	2009	2009	2008	2008
Amounts recognized in accumulated other comprehensive income
Prior service costs, net of deferred tax of Ps.4,550 and Ps. 4,879 for 2009 and 2008, respectively	Ps. (16,250)	Ps. -	Ps.(12,546)	Ps. -
Actuarial net gain, net of deferred tax of Ps.2,045 and Ps.2,277 for 2009 and 2008, respectively	(1,924)	Ps. (5,380)	(1,558)	(4,298)
	Ps. (18,174)	Ps. (5,380)	Ps.(14,104)	Ps. (4,298)

	Seniority Premium Benefits		Severance Benefits
	2009	2008	2009	2008
Change in benefit obligation:
Projected benefit obligation at beginning of year	Ps. (3,621)	Ps. (3,716)	Ps.(21,252)	Ps. (30,709)
Service cost	(517)	(580)	(2,052)	(3,006)
Interest cost	(294)	(281)	(1,657)	(2,270)
Actuarial loss	(81)	779	(76)	12,012
Benefits paid	132	177	2,846	2,721
Projected benefit obligation at end of year	Ps. (4,381)	Ps. (3,621)	Ps.(22,191)	Ps.(21,252)

	Seniority Premium Benefits		Severance Benefits
	2009	2008	2009	2008
Components of net periodic pension cost:
Service costs	Ps. 517	Ps. 580	Ps. 2,052	Ps. 3,006
Interest costs	294	281	1,657	2,270
Amortization of net actuarial (gain) or loss and prior service costs	(1,333)	(1,259)	(513)	719
Net periodic pension cost	Ps. (522)	Ps. (398)	Ps. 3,196)	Ps. 5,995

	Seniority Premium Benefits		Severance Benefits
	2009	2008	2009	2008
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	8.00%	8.00%	8.00%	8.00%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:
Discount rate	8.50%	8.50%	8.50%	8.50%
Rate of compensation increase	5.50%	5.00%	5.50%	5.00%

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Seniority Premium Benefits	Severance Benefits
2009	Ps. 420	Ps. 3,723
2010	379	3,567
2011	417	3,457
2012	433	3,362
2013	548	3,276
Thereafter	3,477	15,131
	Ps. 5,674	Ps. 32,516

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

In addition, current statutory employee profit sharing is included in other (expenses) income for MFRS purposes.  Under U.S. GAAP, such cost is classified as an operating expense.  Accordingly, this difference, which does not affect the determination of consolidated net income for U.S. GAAP purposes, would decrease operating income by Ps 1,321 Ps. 2,626 and Ps. 9,587 for the years ended December 31, 2009, 2008 and 2007, respectively.

(viii) Income taxes

For U.S. GAAP purposes, under ASC 740 – Income Taxes, the Company is required to address the tax consequences of both the ISR and the IETU regimes by scheduling the reversal of its temporary differences and to use the tax rates that are expected to apply each year.  Based on its financial projections, for purposes of U.S. GAAP, which were performed through the period its taxable temporary differences are expected to reverse, the Company concluded that it expects to alternate between both the ISR and IETU regimes.  As such, it scheduled the reversal of its inventories of temporary differences and determined by year whether the applicable reversing temporary differences were those under ISR or those under IETU and similarly what rate to apply to determine the appropriate amount of deferred tax assets and liabilities.  In addition, as the Company’s subsidiaries have net operating loss (NOL) carryforwards under the ISR regime, it used scheduling to demonstrate the amount of the NOL carryforwards it expects will more likely than not be realized.

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

A reconciliation of the net deferred income tax liability from MFRS to a deferred tax asset and deferred tax liability under U.S. GAAP and the composition of the deferred income taxes under U.S. GAAP at December 31, 2009 and 2008, respectively are as follows:

Reconciliation of deferred income taxes:	2009	2008
Deferred income tax liability under MFRS	Ps.(1,108,098)	Ps.(1,140,416)
Effect of cost of airport concession and rights to use airport facilities	587,535	595,344
Effect of fixed assets acquired	277,490	301,876
Tax loss carryforwards	471,514	679,314
IETU Tax credits	(274,722)	(213,555)
Other	4,531	(27,783)
Total U.S. GAAP adjustments to net deferred income tax liability	1,066,348	1,335,196
Net deferred income tax asset (liability) under U.S. GAAP	Ps. (41,750)	Ps. 194,780

Composition of net deferred income tax assets (liabilities):

	2009	2008
Assets:
Provisions	Ps. 41,853	Ps. 35,222
Advances from customers	317	1,109
Total current assets	42,170	36,331
Liabilities:
Other liabilities	(15,773)	(28,497)
Net current deferred tax asset (liability)	Ps. 26,397	Ps. 7,834

Non-current assets (liabilities):
Assets:
IETU tax credits	Ps. 9,286	Ps. 9,416
ISR tax loss carryforwards	847,343	945,342
Recoverable tax on assets	243,488	235,095
Valuation allowance for tax loss carryforwards and recoverable tax on assets	(608,667)	(493,498)
Total non-current assets	491,450	696,355

Liabilities:
Airport concessions and assets under concession	(192,900)	(210,399)
Property, real estate, machinery, equipment and improvements to concessioned properties	(366,697)	(299,010)
Total non-current liabilities	(559,597)	(509,409)
Net non-current deferred income tax asset (liability)	Ps. (41,750)	Ps. 186,946

It is the Company’s policy to classify interest and penalties related to income tax related matters within income tax expense and other expenses, respectively.  The Company’s operations are all located in Mexico.  The Mexican Tax Law allows the tax authorities five tax years that remain subject to examination.

(ix) Other U.S. GAAP disclosures

(a) Earnings per share according to U.S. GAAP – In accordance with ASC 260 – Earnings per Share (previously SFAS No. 128), basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding.  The computation of diluted earnings per share is adjusted to include any potential common shares.  Potential common shares include the forfeitable five percent of SETA’s shares held in the trust.

Diluted earnings per share for the years ended December 31, 2009 and 2008 includes 2,940,000 equivalent shares from the forfeitable shares, which are considered to be contingently issuable under U.S. GAAP, and thereby are included in the calculation of diluted EPS until such time as the contingency is resolved, at which time they will become a part of basic EPS. For the year ended December 31, 2008, such potentially dilutive shares were excluded from the computation of diluted earnings per share because it was considered antidulitve.

With respect to the stock option, in 2007, as 8,000,000 shares were exercised by SETA, such shares form part of the weighted average shares outstanding during the year for purposes of computing basic EPS and no further dilutive effects exist with respect to the option.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, prepared in accordance with U.S. GAAP, are as follows:

	2009	2008	2007
Numerator
Net income (loss) under U.S. GAAP	Ps. 302,380	Ps.1,013,454	Ps. (118,318)
Denominator (share amounts)
Weighted average number of common shares outstanding	394,934,855	396,284,313	399,611,578
Dilutive effects of forfeitable shares	2,940,000	2,940,000	-
Total potential dilutive shares	397,874,855	399,224,413	399,611,578
Basic earnings per share	Ps. 0.7656	Ps. 2.5574	Ps. (0.2961)
Diluted earnings per share	Ps. 0.7600	Ps. 2.5386	Ps. (0.2961)

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

For U.S. GAAP purposes, the Company presents its supplemental cash flow information in accordance with ASC 230 – Statement of Cash Flows (previously SFAS No. 95),, presenting cash movements, excluding of the effects of inflation in each individual line item in the balance sheet reported under U.S. GAAP. Such information for the years ended December 31, 2009, 2008, and 2007 is presented below:

	2009	2008	2007
Cash flows from operating activities:
Consolidated net income (loss)	Ps. 302,380	Ps.1,013,454	Ps. (118,318)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	308,116	266,031	235,122
Deferred fees for technical assistance services	10,811	(29,596)	10,133
Bad debt expense	14,455	33,523	387
Provisions for seniority premium and severance benefits	4,439	(9,552)	(5,530)
Unrealized exchange loss	(5,119)	67,835	-
Deferred income tax	236,530	(403,227)	772,999
Changes in operating assets and liabilities:
Accounts receivable	(49,126)	(161,488)	(18,763)
Recoverable taxes	(30,742)	(222,913)	91,621
Other current assets	9,874	2,387	52,641
Accounts payable and other accruals	(239,906)	89,113	17,570
Accounts payable to related parties	(125,437)	158,101	1,649
Advances from customers	(2,873)	1,666	(8,635)
Value-added tax payable	-	-	3,569
Statutory employee profit sharing	(442)	(6,509)	740
Guarantee deposits	(1,203)	984	826
Net cash provided by operating activities	431,757	799,809	1,036,011
Cash flows from investing activities:
Acquisitions of property, machinery, equipment and improvements to concessioned properties	(615,369)	(1,933,874)	(657,018)
Other investing activities	(3,858)	(14,519)	-
Net cash used in investing activities	(619,227)	(1,948,393)	(657,018)
Cash flows from financing activities:
Proceeds from short term debt	72,194	130,863	-
Proceeds from long term debt	470,589	-	-
Dividends paid	(411,537)	(428,218)	(229,224)
Reissuance (repurchase) of shares	66,538	(53,345)	(99,644)
Net cash provided by (used in) financing activities	197,784	(350,700)	(328,868)
Effect of inflation on cash and cash equivalents	-	-	33,585
Net increase (decrease) in cash and cash equivalents	10,314	(1,499,284)	83,710
Cash and cash equivalents at beginning of the year	257,420	1,756,704	1,672,994
Cash and cash equivalents at end of the year	Ps. 267,734	Ps. 257,420	Ps.1,756,704

Cash paid for:

Income taxes	Ps.318,346	Ps. 289,188	Ps. 134,680

Supplemental schedule of noncash investing activities:

Acquisitions of property, machinery, equipment and improvements to concessioned properties on account	Ps.251,349	Ps. 452,690	Ps. 20,193

(c) Valuation and qualifying accounts (MFRS) –

Description	Balance at beginning of the year	Additions charged to costs and expenses	Inflation effects	Deductions	Balance at the end of the year
Allowance for doubtful accounts
2009	38,433	14,455		(728)	52,160
2008	9,294	33,523		(4,384)	38,433
2007	9,242	2,285	(467)	(1,766)	9,294
Valuation allowance
2009	493,498	115,169			608,667
2008	770,226			(276,728)	493,498

(d) Fair value

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate.  The Company’s long-term debt consists of debt instruments that bear interest at variable rates tied to market indicators and therefore approximates its fair value.

(e) New U.S. GAAP accounting standards

In October 2009, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“FASB ASC”) 105-10 (SFAS No. 168), The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.  FASB ASC 105-10 (SFAS No. 168) establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial standards in conformity with U.S. GAAP. FASB ASC 105-10 (SFAS No. 168) is effective for interim and annual periods ending after September 15, 2009. On the effective date, all then-existing non-SEC accounting and reporting standards are superseded, with the exception of certain items listed in FASB ASC 105-10 (SFAS No. 168). The purpose of the Codification is not to create new accounting and reporting guidance, but rather to simplify user access to all authoritative U.S. GAAP. Accordingly, the adoption of FASB ASC 105-10 (SFAS No. 168) had no effect on the Company’s consolidated financial statements.

The Company adopted the disclosure requirements of ASC 820-10 (SFAS No. 157, Fair Value Measurements) in relation to nonfinancial assets and liabilities in 2009.  The adoption of this standard did not impact the Company given that it did not record any fair value adjustments as it relates to its nonfinancial assets and liabilities in 2009.

In January 2009, the Company adopted FASB ASC 810-10 (SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51) which establishes the accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, and also amends certain consolidation guidance for consistency with revised standards regarding business combinations. The accounting provisions of FASB ASC 810-10 (SFAS No. 160) must be applied prospectively as of the beginning of the fiscal year in which the provisions are initially adopted, while the presentation and disclosure requirements must be applied retrospectively, to provide comparability in the financial statements.  FASB ASC 810-10 (SFAS No. 160) was effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  As a result of adopting this standard, the Company reclassified the noncontrolling interest to stockholders’ equity in the year of adoption and in prior periods for purposes of comparability.

In January 2009, the Company adopted FASB ASC 805-10 (SFAS No. 141(R), Business Combinations – a replacement of FASB No. 141 (R)), which, among other changes, requires an acquirer in a business combination to (a) recognize assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date, and (b) expense all acquisition-related costs.  FASB ASC 805-10 (SFAS No. 141(R)), also amends FASB ASC 740-10 (SFAS No. 109, Accounting for Income Taxes) to require that any reductions to an acquired entity’s valuation allowances on deferred taxes and acquired tax contingencies that occur after the measurement period be recorded as a component of income tax expense.  FASB ASC 805-10 (SFAS No. 141(R)) must be applied prospectively to all business combinations for which the acquisition date occurs during fiscal years beginning on or after December 15, 2008, with the exception to the amendments to ASC 740-10 (SFAS No. 109, Accounting for Income Taxes), which will also be applied to business combinations with acquisition dates prior to the effective date of this standard.  The adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosures and any future impact will be dependent on any future acquisitions.

In July 2009, the Company adopted FASB ASC 855-10 (SFAS 165, Subsequent Events). FASB ASC 855-10 (SFAS 165) establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, FASB ASC 855-10 (SFAS 165) requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. FASB ASC 855-10 (SFAS 165) was effective for fiscal years and interim periods ending after June 15, 2009.

On May 7, 2010, the issuance of these consolidated financial statements, which include Note 24 and the accompanying U.S. GAAP financial information, was authorized by Lic. Víctor Bravo Martín, Chief Executive Officer of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.  The Company has evaluated events subsequent to December 31, 2009 to assess the need for potential recognition or disclosure in the accompanying consolidated financial statements. Such events were evaluated through May 7, 2010, the date these consolidated financial statements were available to be issued and included the following transactions:

•	On April 27, 2010, we entered into a long-term bank credit facility obtaining Ps. 200 million in proceeds, which is scheduled to mature in 2018.

•	On May 7, 2010, our short-term line of credit agreement decreased from Ps. 200 million to Ps. 100 million.

On June 12, 2009, the FASB issued ASC 860-10 (SFAS No. 166, Accounting for Transfer of Financial Assets – an amendment of FASB Statement No. 140), which eliminates the concept of a qualifying special purpose entity (“QSPE”) and modifies the derecognition provisions of a previously issued accounting standard. FASB ASC 860-10 (SFAS No. 166) also required additional disclosures which focus on the transferor’s continuing involvement with the transferred assets and the related risks retained. FASB ASC 860-10 (SFAS No. 166) is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. Early adoption is prohibited. The Company does not enter into transactions to transfer its financial instruments and as a result the adoption of this standard is not expected to impact its consolidated financial position, results of operations or cash flows.

On June 12, 2009, the FASB issued ASC 810-10 (SFAS No. 167, Amendments to FASB Interpretation No. 46 (R)), which amends the consolidation guidance that applies to variable interest entities. The new guidance requires an entity to carefully reconsider its previous consolidation conclusions, including (1) whether an entity is a variable interest entity (VIE), (2) whether the enterprise is the VIE’s primary beneficiary, and (3) what type of financial statement disclosures are required. FASB ASC 810-10 (SFAS No. 167) is effective as of the beginning of the first fiscal year that begins after November 15, 2009. The amendments to the consolidation guidance affect all entities and enterprises currently within the scope of FASB ASC 810-10 (SFAS No. 167), as well as qualifying special-purpose entities that are currently outside the scope of FASB ASC 810-10 (FIN 46(R)). Early adoption is prohibited.  The Company does not have any unconsolidated special purpose entities and the adoption of this standard is not expected to impact its consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, which contains new guidance on accounting for revenue arrangements with multiple deliverables. When vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The guidance in the ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010.  Early adoption is permitted. The adoption of this standard is not expected to impact the Company’s consolidated financial position, results of operations or cash flows.

On January 21, 2010, the FASB issued ASU 2010-06. The ASU amends ASC 820, Fair Value Measurements and Disclosures (SFAS No. 157) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements.  It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  This ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715, Compensation – Retirement Benefits, to require that disclosures be provided by classes of assets instead of by major categories of assets.  The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amende disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted.

*******