Form 20-F
period 2010-12-31
Central North Airport Group
filed 2011-06-06
CIK 1378239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

Commission File Number: 1-33168

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

Central North Airport Group	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, México
(Address of principal executive offices)

José Luis Guerrero.
Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Aleman, Km. 24 s/n
66600 Apodaca Nuevo Leon, México
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

Title of each class:	Number of Shares
Series B Shares	341,200,000
Series BB Shares	58,800,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes              No   ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934.
Yes             No    ☒
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

SELECTED FINANCIAL DATA

We publish our financial statements in Mexican pesos.  Pursuant to Mexican Financial Reporting Standards accepted in México, or MFRS, financial data for all periods up through December 31, 2010 in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F are expressed in nominal pesos.

This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 12.38 to U.S.$ 1.00, the noon buying rate for Mexican pesos on December 30, 2010, as published by the Federal Reserve Bank of New York.  On May 20, 2011, the Federal Reserve Bank of New York’s noon buying rate for Mexican pesos was Ps. 11.66 to U.S.$1.00.

The following tables present a summary of our audited consolidated financial information and that of our subsidiaries for each of the periods indicated.  This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto.  Our consolidated financial statements are prepared in accordance with MFRS (individually referred to as Normas de Información Financiera or “NIFs”), which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP.  A reconciliation to U.S. GAAP to our net income and total stockholders’ equity is also provided in this summary financial data.  Information relating to the nature and effect of the principal differences between MFRS and U.S. GAAP is presented in Note 23 to the consolidated financial statements.

In 2010 we adopted INIF 17 “Service Concession Contracts” issued by the Mexican accounting standards board, which is similar in certain respects to IFRIC 12 “Service Concession Agreements” and provides a clarification of the accounting treatment required to comply with accounting Bulletin D-7 “Contracts for construction and fabrication of certain capital goods.” However, certain differences exist that do apply to us and will be reflected in our financial statements presented in accordance with International Financial Reporting Standards. The effects of INIF 17 are reflected in our financial statements as of and for the period ending December 31, 2010.  We have restated the prior period for comparative purposes.

The concession contracts for each of our airport subsidiaries establish that the concessionaire is obligated to carry out construction or improvements to the infrastructure in exchange for the rights over the concession granted by the Federal Government. The Federal Government will receive all the assets at the end of the concession period.  As a result, starting January 1, 2010, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets, which we have adopted retroactively for all periods presented. The amount recognized for both construction revenues and construction costs is equal and equivalent to the price we pay to third parties for the execution of projects or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The resulting change of adopting this new standard does not affect the presentation of our operating income or net income, but does affect calculations of margins based on total revenues.

In accordance with the guidelines set forth in NIF B-10, “Effects of Inflation,” calendar years 2008, 2009 and 2010 are considered noninflationary economic environments because the recognition of inflation effects is only required in an environment where the cumulative inflation over the three preceding years is equal to or greater than 26%.  Therefore, from January 1, 2008, we suspended the recognition of the effects of inflation on our financial statements.  The amounts in the accompanying consolidated financial statements as of and for the years ended December 31, 2010, 2009 and 2008 are expressed in nominal pesos.

References in this annual report on Form 20-F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States of America.  References in this annual report on Form 20-F to “pesos” or “Ps.” are to the lawful currency of México.  We publish our financial statements in pesos.

This annual report on Form 20-F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume.  A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2006.

	Year ended December 31,
	2006	2007	2008	2009	2010
	(thousands of Mexican pesos)					(thousands of dollars) (1)
Statement of Income data:
MFRS:
Revenues:
Aeronautical services(2)	1,370,968	1,549,827	1,617,195	1,526,965	1,652,626	133,492
Non-aeronautical services(3)	316,343	347,526	371,281	354,001	391,974	31,662
Hotel services	0	0	0	15,311	99,823	8,063
Construction services	355,862	374,675	492,813	640,992	507,026	40,955
Total revenues	2,043,173	2,272,028	2,481,289	2,537,269	2,651,449	214,172
Operating costs:
Costs of services	397,465	420,777	507,214	447,568	673,632	54,413
Construction costs	355,862	374,675	492,813	640,992	507,026	40,955
Administrative expenses	237,475	256,730	269,929	330,969	379,314	30,639
Technical assistance fee(4)	49,541	57,416	55,604	51,710	47,567	3,842
Concession tax(5)	84,635	98,307	101,642	94,756	103,067	8,325
Depreciation and amortization:
Depreciation(6)	28,257	32,872	39,306	47,979	60,358	4,875
Amortization(7)	263,839	303,330	327,413	363,911	409,314	33,063
Total depreciation and amortization	292,096	336,202	366,719	411,890	469,672	37,938
Total operating costs	1,417,074	1,544,107	1,793,921	1,977,885	2,180,278	176,112
Income from operations	626,099	727,921	687,368	559,384	471,171	38,060
Other (expenses) income, net	(30,679)	(7,584)	104,792	10,051	(3,090)	(250)
Net comprehensive financing income (cost)	70,328	96,218	(11,451)	(22,126)	(68,338)	(5,521)
Income before income taxes	665,748	816,555	780,709	547,309	399,743	32,289
Income tax expense	196,511	785,363	238,906	77,785	(152,232)	(12,297)
Consolidated net income	469,237	31,192	541,803	469,524	551,975	44,586
Basic and diluted earnings per share(8)	1.1874	0.0781	1.3672	1.1889	1.3835	0.1118
Basic and diluted earnings per ADS(8)	9.4992	0.6248	10.9376	9.5112	11.0680	0.8940

U.S. GAAP:
Revenues	1,687,311	1,897,353	1,988,476	1,896,277	2,144,423	173,217
Income from operations	697,879	811,103	804,380	663,929	567,725	45,858
Consolidated net income	548,798	(118,318)	1,013,454	302,380	566,653	45,772
Basic (loss) earnings per share(8)	1.4013	(0.2961)	2.5574	0.7656	1.4203	0.1147
Diluted (loss) earnings per share(9)	1.3909	(0.2961)	2.5386	0.7600	1.4099	0.1139
Basic (loss) earnings per ADS(8)	11.2110	(2.3688)	20.4592	6.1248	11.3264	0.9178
Diluted (loss) earnings per ADS(9)	11.1271	(2.3688)	20.3088	6.0800	11.2792	0.9111

Other operating data:
Total terminal passengers (thousands of passengers)(10)	11,784	14,212	14,061	11,518	11,588
Total air traffic movements (thousands of movements)	383	424	387	327	345
Total revenues per terminalpassenger(11)	143	134	141	165	229

	Year ended December 31,
	2006	2007	2008	2009	2010
	(thousands of Mexican pesos)					(thousands of dollars) (1)
Balance Sheet data:
MFRS:
Cash and cash equivalents	1,672,994	1,756,704	257,420	267,734	312,838	25,270
Total current assets	2,143,271	2,084,057	926,245	884,405	841,575	67,976
Land, buildings, machinery and equipment- net….	163,067	316,947	1,935,641	2,183,613	2,310,848	186,660
Investments in airport concessions	6,551,579	6,722876	6,955,015	7,164,874	7,266,560	586,960
Total assets	8,873,950	9,134,388	9,859,832	10,276,678	10,453,679	844,399
Current liabilities	184,236	407,096	1,145,793	1,037,603	740,792	59,837
Total liabilities	891,999	1,660,046	2,330,072	2,601,715	2,608,270	210,683
Total stockholders’ equity(12)	7,981,951	7,474,342	7,529,760	7,674,963	7,845,409	633,716
U.S. GAAP:
Cash and cash equivalents	1,672,994	1,756,704	257,420	267,734	312,838	25,270
Total current assets	2,143,271	2,084,057	929,695	910,802	922,921	74,549
Assets under concession (“Rights to use airport facilities” under MFRS)	917,497	877,388	837,291	797,545	757,799	61,212
Total assets	5,495,086	5,263,692	6,292,200	6,640,657	7,015,749	566,700
Current liabilities	203,844	421,398	1,158,298	1,037,603	740,792	59,838
Total liabilities	264,653	680,277	1,203,591	1,564,618	1,747,445	141,151
Total stockholders’ equity	5,230,433	4,583,415	5,088,609	5,076,039	5,268,304	425,550
Dividend per share	1.1167	1.1103	1.0856	1.0000	1.0000
Other data:
MFRS:
Net cash flows from operating activities			735,464	448,811	610,683	49,330
Net cash flows provided by financing activities			(352,146)	158,637	(38,356)	(3,099)
Net cash flows generated by (used in) investing activities			(1,882,602)	(597,134)	(527,223)	(42,587)
(Decrease) increase in cash and cash equivalents			(1,499,284)	10,314	45,104	3,644
Net resources generated by operating activities	729,090	1,070,588
Net resources used in financing activities	(322,465)	(328,868)
Net resources used in investing activities	(440,235)	(658,010)
Increase (decrease) in cash and cash equivalents	(33,610)	83,710
U.S. GAAP(13):
Net cash provided by operating activities	694,103	1,036,011	799,809	431,757	540,783	46,105
Net cash used in investing activities	(458,262)	(657,018)	(1,948,393)	(619,227)	(544,412)	(43,975)
Net cash (used in) provided by financing activities	(322,465)	(328,868)	(350,700)	197,784	48,733	3,936
Effect of inflation accounting	53,014	33,585	-	-	-	-
(Decrease) increase in cash and cash equivalents	(33,610)	83,710	(1,499,284)	10,314	45,104	3,643
_______________________

(1)
Translated into dollars at the rate of Ps. 12.38 per U.S. dollar, the U.S. Federal Reserve noon buying rate for Mexican pesos at December 30, 2010.  Per share dollar amounts are expressed in dollars (not thousands of dollars).  Operating data is expressed in units indicated.

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
(8)
For MFRS purposes, 395,173,149 weighted average common shares outstanding in 2006, 399,611,578 weighted average common shares outstanding in 2007, 396,284,313 weighted average common shares outstanding in 2008, 394,934,855 weighted average common shares in 2009 and 398,967,756 weighted average common shares in 2010.  For U.S. GAAP purposes, based on 391,624,384 weighted average common shares outstanding in 2006, 399,611,578 weighted average common shares outstanding in 2007, 396,284,313 weighted average common shares outstanding in 2008, 394,934,855 weighted average common shares in 2009 and 398,967,756 weighted average common shares in 2010.  Earnings per ADS are based on the ratio of 8 Series B shares per ADS.

(9)
Based on 399,224,413, 397,874,855 and 401,907,756 weighted average common shares and common share equivalents outstanding for the year ended December 31, 2008, 2009 and 2010, respectively.  Earnings per ADS are based on the ratio of 8 Series B shares per ADS.

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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2006	11.46	10.43	10.80	10.91
2007	11.27	10.67	10.92	10.93
2008	13.94	9.92	13.83	11.14
2009	15.41	12.63	13.06	13.50
2010	13.19	12.16	12.38	12.62
December 2010	12.47	12.33	12.38	12.39
2011:
January 2011	12.25	12.04	12.15	12.13
February 2011	12.18	11.97	12.11	12.06
March 2011	12.11	11.92	11.92	12.00
April 2011	11.86	11.52	11.71	11.52

(1)	Average of month-end rates or daily rates, as applicable.
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

On December 30, 2010, the Federal Reserve noon buying rate was Ps. 12.38 per U.S.$ 1.00.  On May 20, 2011, the Federal Reserve noon buying rate was Ps. 11.66 per U.S.$ 1.00.

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

Our aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries.  In 2008, 2009 and 2010 approximately 65.2%, 60.2% and 62.3% respectively, of our total revenues were earned from regulated services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  We generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

Our maximum rates and annual efficiency adjustments will be renegotiated in 2015.

In 2015, the Ministry of Communications and Transportation will set our maximum rates and annual efficiency adjustments for 2016 through 2020.  For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4. Information on the Company—Regulatory Framework—Revenue Regulation.”  We are unable to predict what our maximum rates or annual efficiency adjustments will be for the period from 2016 to 2020, and we cannot assure you that any changes to our maximum rates or annual efficiency adjustments for this period will not have a material adverse impact on our results of operations.

We cannot predict how the regulations governing our business will be applied.

Many of the laws, regulations and instruments that regulate our business were adopted or became effective in 1999, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations.  In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law (Ley de Aeropuertos) and its regulations or other applicable laws, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges.  We cannot assure you that we will not encounter difficulties in complying with these laws, regulations and instruments.

Moreover, when determining our maximum rates for the current five year period (from 2011 to 2015) and in the future, the Ministry of Communications and Transportations may be solicited by different entities (such as, for example, the Mexican Federal Competition Commission (Comisón Federal de Competencia or the “Competition Comission”) and the carriers operating at our airports) to modify our maximum rates, thus reducing our profitability.  Therefore, there can be no assurance that the laws and regulations governing our business, including the rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations.

The Transport and Communications Commissions and the Federal Congress have, in the past, filed legislative initiatives to modify the current Mexican Airport Law.  There can be no assurance that the Transport and Communications Commissions or the Federal Congress will file other initiatives in the future that seek to reform the current Mexican Airport Law.  Should the current Mexican Airport law be amended with respect to matters that are related to our operations, such amendment could have a material impact on our results of operations.

Our business is dependent upon international regulations that affect Mexican Airlines

On July 30, 2010, the Federal Aviation Administration (“FAA”) downgraded México’s aviation safety rating from Category 1 to Cateogry 2, as a result of the FAA’s visit to the Mexican Bureau of Civil Aviation between January and July.  The reason for the downgrade was not having enough flight inspectors, and administrative and organizational elements in the Mexican Bureau of Civil Aviation.

The FAA also evaluates the legal framework for civil aviation and issues related to the monitoring, staff training and inspection processes related to regulations issued by the International Civil Aviation Organization (ICAO), an agency of the United Nations Organization (UN).

The consequences of the downgrade from Category 1 to Category 2 were: the suspension of the right to operate code-shared flights, the restriction of Mexican airlines’ ability to increase the frequency of, or add new routes to, the U.S., and that the international routes of Mexicana may not be flown by any Mexican carrier throughout the duration of the Cateogry 2 rating.

México regained its Category 1 safety rating on December 1, 2010; however, we cannot be sure that México will not be downgraded in the future and we cannot be certain of how long this Category 1 rating will be maintained.

The regulations pursuant to which the maximum rates applicable to our aeronautical revenues are established do not guarantee that our consolidated results of operations, or that the results of operations of any airport, will be profitable.

The regulations applicable to our aeronautical activities establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation.  In December 2010, the Ministry of Communications and Transportation determined, based on the terms of our concessions, the maximum rates for our airports from January 1, 2011 through December 31, 2015.  Under the terms of our concessions, there is no guarantee that the results of operations of any airport will be profitable.

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

Historically, we have set the prices we charge for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year.  For example, in 2010, our revenues subject to maximum rate regulation represented approximately 99.2% of the amounts we were entitled to earn under the maximum rates for all of our airports.  There can be no assurance that we will be able to establish prices in the future that allow us to collect substantially all of the revenue we are entitled to earn from services subject to price regulation.

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

Our concessions are our principal assets, and we would be unable to continue operations without them.  A concession may be revoked by the Mexican government for certain prescribed reasons, including failure to comply with our master development programs, a temporary or permanent halt in our operations, actions affecting the operations of other concession holders in México, failure to pay damages resulting from our operations, exceeding our maximum rates or failure to comply with any other material term of our concessions.  Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in revocation of a concession only if sanctions have been imposed for violations of the relevant term at least three times.  Violations of other terms of a concession can result in the immediate termination of the concession.  Our concessions may also be terminated upon our bankruptcy or insolvency.  Violations of the Mexican Airport Law or its regulation could result in similar sanctions.  In the event that any one of our concessions is terminated, our other concessions may also be terminated.  For a discussion of events that may lead to a termination of a concession, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

Any competition from other such airports could have a material adverse effect on our business and results of operations.  Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process.  In the event that a competing concession is offered in a public bidding process, we cannot assure you that we would participate in such process, or that we would be successful if we were to participate.  Please see “Item 4. Information on the Company—Regulatory Framework—Grants of New Concessions” below.

Risks Related to Our Operations

The global economic and financial crisis adversely affected our business.

The global economic and financial crisis in 2009 led to high volatility and lack of liquidity in the global credit and other financial markets.  Such downturns in the U.S. and global economies led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, decreased market valuations, increased market volatility, high financial risk premiums, and a widespread reduction of business activity generally.  These conditions also limited the availability of credit and increased financial costs for companies around the world, including in México and the United States.

During 2010, the uneven recovery from the financial crisis continued, but began to slow down in mid-2010, foreshadowing weaker global growth in 2011 and 2012.  According to the Mexican Central Bank, despite relative improvement of the global economy in 2010, the expansion method and the policies adopted during the year to facilitate economic activity may impede future growth.  Measures taken by Governments during the early stages of the crisis helped to stabilize the financial markets and start the path to recovery.  However, correcting the structural flaws that led to the crisis will continue to be a long and challenging process.  Future volatility of the credit and capital markets can significantly affect our ability to access credit to finance our future projects, therefore adversely affecting our business.

If the global economy falls into any other recession, our business and results of operations will be adversely affected.  (See also “Risks Related to México – Our business is significantly dependent upon the volume of air passenger traffic in México, and negative economic developments in México will adversely affect our business and results of operations” and “Risks Related to México – Our business could be adversely affected by a downturn in the U.S. economy”).

Our revenues are highly dependent on levels of air traffic, which depend on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports.  These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services.  Passenger and cargo traffic volumes and air traffic movements depend on many factors beyond our control, including an economic downturn in México, the United States and the world, the political situation in México and elsewhere in the world, the attractiveness of our airports relative to that of other competing airports, fluctuations in fuel prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry.  Any decreases in air traffic to or from our airports as a result of factors such as these could adversely affect our business, results of operations, prospects and financial condition.

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

Because a substantial majority of our international flights involve travel to and from the United States, we may be required to comply with security directives of the FAA in addition to the directives of Mexican aviation authorities.  Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at our airports due to increased passenger screening and slower security checkpoints and increase our operating costs, which would have an adverse effect on our results of operations.

International events could have a negative impact on international air travel.

Historically, a substantial majority of our revenues have been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2008, 2009 and 2010, passenger charges represented 49.7%, 46.9% and 48.6%, respectively, of our total revenues.  Events such as the war in Iraq and public health crisis such as the Severe Acute Respiratory Syndrome, or SARS, crisis and the Influenza A(H1N1) crisis have negatively affected the frequency and pattern of air travel worldwide.

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

High incidences of crime in México, including extortion and drug trafficking in particular, could adversely affect our business.

Based upon a security review in Monterrey, the travel alert issued by the U.S. Department of State (Bureau of Consular Affairs) on April 12, 2010 (the “Travel Alert”), was superseded by another Travel Alert issued on September 10, 2010, which lifts the authorized departure of family members of U.S. government personnel from U.S. consulates in the Northern Mexican border cities of Tijuana, Nogales, Ciudad Juárez, Nuevo Laredo, Monterrey and Matamoros.  This alert indicates that the Consulate General in Monterrey declared that no minor dependents of U.S. government employees are permitted to remain in the city and advises U.S. citizens to refrain from unnecessary travel to certain areas.  According to the Travel Alert, while millions of U.S. citizens safely visit México each year, many are victims of violence.  The Travel Alert reported that gunfights involving the Mexican army, police and drug cartels have taken place in many towns and cities across México, but occur mostly in certain cities in northern México, including Ciudad Juárez, Tijuana, Chihuahua City, Nogales, Matamoros, Reynosa, Michoacán, Sinaloa, Durango and Monterrey.

The situation in Ciudad Juárez and surrounding areas is of special concern.  The U.S. Consulate General recommends U.S. citizens to defer non-essential travel to the southeast of Ciudad Juárez and to the northwest quarter of the state of Chihuahua.  In both areas U.S. citizens have been victims of drug-related violence and extortion and both areas are reached easily from the United States through various ports of entry.  While most crime victims are Mexican citizens, the Travel Alert warns that the uncertain security situation of the border region poses serious risks for U.S. citizens as well.

Higher incidences of crime throughout México, including extortion and drug trafficking in particular, could have an adverse affect on our business as it may decrease the international passenger traffic directed to México from abroad.

Increases in international fuel prices could adversely affect our business and results from operations.

International prices of fuel, which represent a significant cost for airlines using our airports, have increased in recent years, reaching record highs in the second quarter of 2008.  Such increases in airlines costs were among the factors leading to cancellations of routes, decreases in frequencies of flights, and in some cases even contributed to filings for bankruptcy by some airlines (such as Alma and Aladia).  For other airlines, such as Avolar and Aerocalifornia, such increased costs may have contributed to the denial of extensions of their concessions by the Mexican regulatory authorities for failure to satisfy security, service, coverage and quality requirement.  Fuel prices in 2010 were slightly higher than prices in 2009.  The social and political crisis affecting the Middle East has caused a surge in oil prices that has forced sharp increases in the price of fuel in the first trimester of 2011. Fuel prices may be subject to further increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries, and there can be no assurances that future air business would not be further affected by increased fuel prices.

Our revenues and profitability may be adversely affected if we fail in our business strategy.

Our ability to increase revenue and profitability will depend in part on our business strategy, which consists of increasing passenger and cargo traffic at our airports and increasing revenue from commercial activities.

Our ability to increase commercial revenue is, among other factors, significantly dependent upon increasing passenger traffic at our airports and the profitability from other non-aeronautical commercial businesses, such as our Terminal 2 NH Hotel and commercial project at the México City International Airport.  We cannot assure you that we will be successful in implementing our strategy of increasing our passenger traffic or revenues from commercial activities.  The passenger traffic volume in our airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve.  Accordingly, there can be no assurance that the passenger traffic volume in our airports will increase.

We may not fully recover our investment for the acquisition of the Terminal 2 NH Hotel.

In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the México City International Airport, under a 20-year contract with the México City International Airport.  The Spanish company NH Hoteles, S.A. de C.V. owns the other 10%.  The Terminal 2 NH Hotel opened in August 2009.  The total amount of our investment in the Terminal 2 NH Hotel as of December 31, 2010 was Ps. 342.2 million.

Part of the value of our investment in Terminal 2 of the México City International Airport reflects the airport’s status as the only one in the proximity of México City.  If a new airport were to be built near México City, the México City International Airport could be closed and we would therefore have no assurance of our ability to continue operating the hotel and the commercial areas or of our ability to recover our investment.  In addition, under certain circumstances, the operating lease agreement with the México City International Airport can be terminated by the México City International Airport with partial or no compensation to us.  Should a new México City airport be constructed or the México City International Airport terminates the operating lease agreement, there could be no assurances as to our ability to fully recover our investment in the Terminal 2 NH Hotel.

As a new business endeavor, the Terminal 2 NH Hotel faces the challenge of maintaining enough market participation as it continues with its operations.  We cannot assure you that the occupancy of the hotel will be sufficient to recover our investment.  As of December 31, 2010, total revenues amounted to Ps. 99.8 million for the year, annual average occupancy increased to 62.0% and the annual average rate per room was Ps. 1,157.5. We cannot assure you that the occupancy rate of the hotel will continue to increase.

Competition from other tourist destinations could adversely affect our business.

The principal factor affecting our results of operations and business is the number of passengers using our airports.  The number of passengers using our airports (particularly our Acapulco, Mazatlán and Zihuatanejo airports) may vary as a result of factors beyond our control, including the level of tourism in México.  In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in México, such as Cancún, Puerto Vallarta and Los Cabos, or elsewhere, such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America.  The attractiveness of the destinations we serve is also likely to be affected by perceptions of travelers as to the safety and political and social stability of México.  Furthermore, the current global economic crisis affected our international passenger traffic, with particular reference to our tourist destinations airports.  There can be no assurance that tourism levels, and therefore the number of passengers using our airports, in the future will match or exceed current levels, which could have a direct and indirect impact on our aeronautical and non-aeronautical revenues.

Our business is highly dependent upon revenues from four of our airports and could be adversely impacted by any condition affecting those airports.

In 2010, approximately 65.1%of our revenues were generated from four of our 13 airports.  In particular, the Monterrey International Airport generates the most significant portion of our revenues.  The following table lists the percentage of total revenues generated at our airports including the percentage of total revenues generated by our hotel services:

Airport	For year ended December 31, 2010
Monterrey International Airport	41.8%
Culiacán International Airport	7.8%
Mazatlán International Airport	8.1%
Acapulco International Airport	7.4%
Nine other airports and Terminal 2 NH Hotel	34.9%
Total	100.0%

As a result of the substantial contribution to our revenues from these four airports, any event or condition affecting these principal airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

The adoption of IFRS results in changes to our consolidated financial position and results of operations.

All Mexican issuers (except financial institutions) are required to adopt International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board, as their accounting standard, no later than fiscal years beginning on or after January 1, 2012, with early adoption permitted.  We started using IFRS in our financial information as of January 1, 2011.  Our transition period to IFRS begins on January 1, 2010.

The most significant impacts of the adoption of IFRS based on our consolidated financial statements as of December 31, 2010, are the following:

Investment in airport concessions:

a)
Effects of inflation – In accordance with IFRS, the effects of inflation are recognized when the inflation accumulated during the last three years approximates to or exceeds 100%. Given that the Mexican environment ceased to be hyperinflationary since 1999, the effects of inflation recorded up to 2007 were cancelled, except for the inflation included in certain items of property, machinery and equipment, for which the deemed cost exception (indexed cost) included in IFRS 1, “First-time Adoption of International Financial Reporting Standards,” was used.

b)
Amortization of the Concessioned Asset – In accordance with IFRS, the amortization of the concessioned asset is determined considering the term of the concession, which is 50 years. In accordance with MFRS, the amortization was determined based on the estimated useful life of the various components of the concessioned asset.

c)
Maintenance expenses – According to the policy adopted pursuant to IFRS, airport maintenance costs, which are approved in the Master Development Plan, are provisioned and recorded in our results of operations.  In acordance with MFRS, such costs are capitalized as part of the asset as incurred.

Income taxes – Deferred taxes are recognized applying the rate that corresponds to temporary differences that result from comparing the accounting and tax values of assets and liabilities and, if applicable, the tax loss carryforwards and certain tax credits benefits.

Employee benefits – In accordance with IFRS, the provision for employee severance indemnity is recorded only when there is a current obligation or a formal plan has been communicated to employees.

The impacts described above are based on IFRS in effect as of December 31, 2010. If new IFRS are issued and become effective prior to December 31, 2011, they must be applied retrospectively to our opening IFRS consolidated statement of financial position.

As of December 31, 2010, the adoption of IFRS generated a decrease of Ps. 1,945 million in our stockholders’ equity.

If we make any changes to our existing IFRS accounting policies, the estimated impact of IFRS on our consolidated financial position and results of operations could change.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

If any conflicts with our employees were to arise, including with our unionized employees (which accounted for 58.2%of our total employees as of December 31, 2010), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

Our operations may be affected by union activities.

Our unionized employees (which accounted for 58.2% of our total employees as of December 31, 2010) are represented by a national union of airport workers that operates throughout México.  To the extent that any unionized airport workers throughout the country successfully negotiate different employment terms than those we offer at our airports, our operations could be adversely affected by union activities, including organized strikes or other work stoppages.  In addition, we could be required to increase our labor expenses to match the terms agreed by the union with other Mexican airport operators.

Our operations depend on certain key airline customers, and the loss of or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.

Of the total aeronautical revenues generated at our airports in 2010, Aeroméxico and its affiliates accounted for 29.6%, Mexicana and its affiliates accounted for 10.5%, VivaAerobus represented 14.1% and Interjet represented 9.7%.  In recent years, discount carriers, charter carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2010, passengers traveling on discount, charter and low-cost carriers, such as VivaAerobus, Interjet and Volaris accounted for approximately 36.2% of our commercial aviation passenger traffic.  Avolar, Alma and Aladia ceased operations during the last quarter of 2008 for not satisfying security, service, coverage and quality requirements (in the case of Avolar), or because of bankruptcy (in the case of Alma and Aladia).

Our airports could be affected by the reduction in aeronautical and non-aeronautical revenues resulting from a merger between key airline customers.  As of May 2011, we are not aware of any merger agreements between any key airline customers.

Grupo Mexicana, which comprises Mexicana de Aviación, Click Mexicana, and Mexicana Link, operated at twelve of our thirteen airports.  In July 2010, prior to the bankruptcy filing by Mexicana de Aviación, the three airlines operated 24 routes at our airports, of which 18 were also operated by other airlines.

On August 3, 2010, Mexicana de Aviación announced that it filed for bankruptcy protection (Concurso Mercantil) before the 11th Federal judge in México City and that it also sought bankruptcy protection in the United States.  On August 27, 2010, Grupo Mexicana announced the indefinite suspension of operations of Mexicana de Aviación, Click Mexicana, and Mexicana Link, while noting that it “will continue seeking out ways of securing the company’s long-term financial viability.”  On September 7, 2010, Mexicana Click and Mexicana Link (subsidiaries of Grupo Mexicana) filed for bankruptcy protection before the 11th Federal Court in México.  Click Mexicana and Mexicana Link’s insolvency petitions were accepted in conciliary phase on November 16, 2010.

During the first six months of 2010, Grupo Mexicana generated 16.6% of our total passenger traffic, of which 7.6% was accounted for solely by Mexicana de Aviación.  Grupo Mexicana generated 17.3% of our domestic passenger traffic, including 7.2% from Mexicana de Aviación.  In terms of international traffic, Grupo Mexicana generated 13.1% of traffic, of which Mexicana de Aviación accounted for 9.3%.

Grupo Mexicana generated 12.2% of our revenues during the first six months of 2010, of which Mexicana de Aviación accounted for 5.9%.

In November 2010, we filed a motion (incidente de separaciòn de bienes) against Grupo Mexicana to recover the passenger charges that Grupo Mexicana collected for us.  As of December 31, 2010, the amount owed to us by Grupo Mexicana amounted to Ps. 143.1 million, 93% of which represented passenger charges.  This number increased to 144.2 million as of March 31, 2011. We have reserved 100% of the total amount owed within the allowance for doubtful accounts. There can be no assurance that these amounts will be recovered.

On June 3, 2009, the Ministry of Communications and Transportation, acting through the General Director for Civil Aviation, temporarily suspended the operation of 25 Aviacsa aircraft.  Aviacsa received a judicial injunction that enabled it to continue to operate, and it resumed operations on June 12.  On July 6, 2009 the Ministry of Communications and Transportation suspended Aviacsa’s right to use Mexican airspace, based on non-payment of royalties owed to the Navigation Services for Mexican Airspace.  Aviacsa filed for insolvency protection on October 30, 2009.  Aviacsa accounted for 7.0% of our total passenger traffic during the January-June 2009 period and 96.7% of such passengers were domestic.

In November 2010, the Monterrey airport recovered the spaces leased to Aviacsa after their leases were terminated according to bankruptcy protection procedures.  In January 2011, the Acapulco, Ciudad Juárez and Tampico airports were also able to recover the spaces leased to Aviacsa.

Aviasca owed us a total of Ps. 19.8 million as of December 31, 2010, which increased to Ps. 22.7 million as of March 31, 2011. We have reserved 100% of the total amount owed within the allowance for doubtful accounts.  Aviacsa will repay us in accordance with the court approved agreement among Aviacsa and its creditors.  We cannot assure you that Aviacsa will be able to restart operations in the future.

None of our contracts with our airline customers obligate them to continue providing service from our airports, and we can offer no assurance that, if any of our key customers reduced their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers.  Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.

On August 5, 2008, the Mexican regulatory authorities announced the temporary suspension of Avolar.  This suspension was effective for 2 days.  Avolar resumed its operations on August 8, 2008.  On October 24, 2008, the Mexican regulatory authorities denied Avolar’s extension of its concession due to Avolar’s financial problems.  Avolar was operating in four of our airports during 2008 overall (Acapulco, Culiacán, Durango and Zacatecas).  This airline represented 0.6% of our terminal passengers as of the end of August 2008. Avolar owed us a total of Ps. 4.7 million as of March 31, 2011.  We have reserved 100% of the total amount owed within the allowance for doubtful accounts.

On October 21, 2008, the charter airline Aladia announced the suspension of its operations.  We cannot predict whether Aladia will resume it operations with us in the future.  This airline accounted for 1.4% of our total passenger traffic for the first 10 months of 2008.  The main airports served by Aladia were Monterrey, Chihuahua, Mazatlán and Ciudad Juárez.   Aladia owed us Ps. 0.7 million as of March 31, 2011.  We have reserved 100% of the total amount owed within the allowance for doubtful accounts.

On November 7, 2008, Aerolíneas Mesoamericanas, S.A. de C.V. (Alma de México or Alma) announced the suspension of its operations and filed for bankruptcy.  Alma was operating in nine of our airports:  Chihuahua, Mazatlán, Monterrey, San Luis Potosí, Tampico, Zihuatanejo, Reynosa, Torreón, and Ciudad Juárez.  The airline accounted for 3.5% of total passenger traffic during the first ten months of 2008 and for 3.3% of our total passenger traffic in October 2008. Alma owed us Ps. 21.8 million as of March 31, 2011.  We have reserved 100% of the total amount owed within the allowance for doubtful accounts.

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

In recent years, many airlines have reported substantial losses.  In a few cases, our revenues from passenger charges and other aeronautical services are secured by a performance bond or other types of guarantees.  The rest of our revenues from passenger and other charges from other airline customers are not secured by a performance bond or any other collateral.  Thus, in the event of the insolvency of any of these airlines, we would not be certain of the collection of any amounts invoiced to that airline in respect of passenger charges.

The main domestic airlines operating at our airports have in the past refused to pay certain increases in our specific prices for regulated aeronautical services and could refuse to pay additional increases in the future.

From January 2002 to November 2002, several domestic airlines operating at our 13 airports —Aeroméxico, Mexicana, Aeromar and Aeroméxico Connect (formerly Aerolitoral) — refused to pay certain increases in our airport service charges.  As of December 2002, the amount of invoiced fees subject to dispute was Ps. 3.7 million.  As part of this dispute, these airlines brought proceedings challenging the privatization of the Mexican airport sector and the methodology for calculating the maximum rate system applicable under the privatization of all of the airport groups in México.

Subsequently, we entered into an agreement with the National Air Transportation Board (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation pursuant to which we settled existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Under the agreement, the National Air Transportation Board agreed to cause our principal airline customers to enter into (a) contracts governing charges for certain aeronautical services and (b) lease contracts for property used by the airlines.  Although our agreement with the National Air Transportation Board expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until December 31, 2008, at which time we entered into a new agreement with the National Air Transportation Board that offered incentives, including discounts, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports.  Subsequently, we entered into a new agreement covering the period from August 1, 2009 to December 31, 2011.  We continue to charge our principal airline customers in accordance with the terms of this agreement.

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

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages in the amount of U.S.$ 120 million.  On May 18, 2005 a Mexican court ordered us to return the disputed land to the plaintiffs.  However that decision and three subsequent constitutional claims (juicios de amparo) permitted the ruling to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juárez Airport.  On August 28, 2009, the Federal Government filed its answer to the claim, in which it requested that the trial be moved to Federal Jurisdiction.  In May 2010, the Court of Appeals granted the Federal Government’s request.  The Plaintiffs filed a constitutional claim against this ruling before the District Court in Chihuahua.  On November 29, 2010, the District Court in Chihuahua confirmed the Court of Appeals ruling granting the Federal Government’s request for removal of the claim to Federal Jurisdiction.  The Plaintiffs later filed an appeal (recurso de revision) before the Federal Circuit Court against the District Court’s ruling.  This petition is still pending.

In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, our concession to operate the Ciudad Juárez International Airport would terminate and negatively affect our results of operations.  In 2010, the Ciudad Juárez International Airport represented 5.2% of our revenue.

We may be liable for property taxes as a result of claims asserted against us by certain municipalities.

Administrative law proceedings were asserted against us by the municipalities of Reynosa, Zihuatanejo, Ciudad Juárez, Tampico and Culiacán, for the payment of property taxes with respect to the real estate on which we operate our airports in those cities.  The claims of the municipalities of Reynosa, Zihuatanejo, Ciudad Juárez, Tampico and Culiacán amounted to Ps. 59.5 million, Ps. 2.8 million, Ps. 1.8, Ps. 1.0 million and Ps. 4.3 million respectively.  The claims of Zihuatanejo, Ciudad Juárez, Tampico and Reynosa were dismissed in January 2009, March 2009, February 2009 and March 2010, respectively.

In November 2009, the municipality of Ciudad Juárez filed a claim against us for Ps. 7.5 million in property taxes.  In June 2010, the municipality of Culiacán filed a claim against us for Ps. 4.3 million in property taxes.  In October 2010, the municipality of Zihuatanejo filed a claim against us for Ps. 4.3 million. In February 2011, the Municipality of Reynosa filed a claim against us for Ps. 117 million.  We have filed administrative appeals to all these claims. Our appeals are still pending.  The total amounts of the outstanding property tax claims, as recently updated to reflect the municipalities’s additional claims, in Reynosa, Ciudad Juárez, Culiacán and Zihuatanejo are Ps. 117 million, Ps. 7.5 million, Ps. 4.3 million and Ps. 4.3 million, respectively.  These amounts could increase if the rulings are not in our favor.  Moreover, other municipalities where we operate could assert similar claims.

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

On June 16, 2010, the Congress of Jalisco filed before the Federal Congress a legislative initiative to amend the Mexican Airport Law to require airports to pay property taxes and obtain various municipal licenses.  The initiative was sent to the Transport and Communications Commission of the Federal Congress to be reviewed and, if the Commission determines that the initiative includes all the elements necessary to amend the law, then the initiative is expected to be submitted to the Federal Congress for its approval.  There can be no assurance that the Transport and Communications Commission, the Federal Congress or the Congress of the states will not file other initiatives that seek to amend the Mexican Airport Law.  An amendment to the Mexican Airport law with respect to matters that are related to our operations could have a material negative impact on our results of operations.

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

From time to time, the Northern and Central regions of México experience torrential rains, hurricanes (particularly during the months of July through September) and, depending on the region, earthquakes and volcanic activity.  In addition, the Mazatlán, Culiacán and Acapulco International Airports are susceptible to occasional flooding due to torrential rainfall.  Natural disasters may impede operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports.  Any of these events could reduce our passenger and cargo traffic volume.  The occurrence of natural disasters in the destinations we serve could adversely affect our business, results of operations, prospects and financial condition.

In July, 2010, operations in Tampico, Reynosa and Monterrey International Airports were adversely impacted by Hurricane Alex, which caused significant complications in and around Monterrey and the border region.  In Nuevo León, Hurricane Alex was considered to be one of the most destructive hurricanes recorded in the history of the state, causing severe damages to bridges, highways, roads and the interruption of water, electricity and natural gas supply.  In accordance with our regulations, our airports remained open.  However, some airlines suspended several flights.  From June 30 to July 5, a total of 117 flights were cancelled at the Monterrey International Airport and 10 flights were cancelled at the Reynosa International Airport.

We have insurance for the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption.  Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on any of our insurance policies.

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

On April 13, 2010, an accident involving an Airbus A-300 cargo plane belonging to Aerotransportes de Carga Unión (AeroUnión) occurred at Monterrey International Airport due to weather conditions.  On November 24, 2010, an accident involving a Mexican Air Force plane occurred at Monterrey International Airport due to internal mechanical failures that resulted in several injuries.  Claims relating to these accidents have not been asserted against us.  These incidents lead to increased security measures relating to hazardous materials and the development of an assistance plan for victims.

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

Several of our airports, such as the Ciudad Juárez, Tampico and Torreón International Airports, are located in densely populated urban areas, which are subject to more restrictive environmental regulations than less populated areas of México.  Should environmental regulators adopt a more restrictive regulatory framework in any of these areas (such as limitations on noise pollution), our ability to expand these airports to meet growth in demand could be limited, which could adversely affect our results of operations.

Acapulco and Zihuatanejo International Airports are located in areas that are home to protected species.  These areas are protected and there are restrictions on any construction or development of any infrastructure within these areas, according to the Ministry of Environment and Natural Resources in México.  Mangrove swamps are protected species under norm NOM-059-2001.

The National Waters Commission is able to restrict water use within some of our airports due to the water shortage in the northern side of México.  Monterrey International Airport and Ciudad Juárez  International Airport are affected by these regulations which could limit future infrastructure and operation growth in our airports.

Furthermore, compliance with future environmental regulations may require us to incur additional costs in order to bring our airports into compliance, and if we fail to comply with current or future environmental regulations, we may be subject to fines and other sanctions.

We are liable under Mexican Law for inspection of passengers and their carry-on luggage.

Under Mexican Airport Law (Ley de Aeropuertos) we are currently responsible for inspecting passengers and their carry-on luggage before they board any aircraft.  Under Mexican law, we may be liable to third parties for personal injury or property damage resulting from the performance of such inspection.  In addition, we may be required to adopt additional security measures in the future or undertake capital expenditures if security measures for carry-on luggage are required to be enhanced, which could increase our liability or adversely affect our operating results.

We may be subject to potential liability for screening checked baggage.

The International Civil Aviation Organization established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We are currently purchasing and installing new screening equipment in all of our airports to facilitate our airline customers’ compliance with the new baggage screening guidelines.  Until we agree on the contractual terms for the operation of this equipment with the airlines and the new screening equipment becomes operational, checked baggage will continue to be screened by hand by each airline in order to comply with the screening guidelines.  In some countries, such as the United States of America, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the new equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus subject to potential liability, if Mexican law changes in the future.

Enforcing civil liabilities against us or our directors, officers and controlling persons may be difficult.

We are organized under the laws of México, and all of our directors, officers and controlling persons reside in México.  In addition, a substantial portion of our assets and the assets of our directors, officers and controlling persons are located in México.  As a result, it may be difficult for investors to effect service of process on such persons within the United States or elsewhere outside of México or to enforce judgments against us or our directors, officers and controlling persons, including in any action based on civil liabilities under U.S. federal securities laws.  There is doubt as to the enforceability in México, whether in original actions or in actions to enforce judgments of U.S. courts or other courts outside of México, of liabilities based solely on U.S. federal securities laws.

Risks Related to Our Stockholders

Aeroinvest and SETA control our management and their interests may differ from those of other stockholders.

Aeroinvest, S.A. de C.V. (Aeroinvest) is the beneficial owner of 54.4% of our total capital stock.  Aeroinvest directly owns Series B shares representing 41.9% of our total capital stock and Series A shares of SETA representing 74.5% of its capital stock.  SETA in turn owns Series BB shares and Series B shares that collectively represent 16.7% of our capital stock.  Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to the Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, our chief operating officer and our commercial director, and to elect three members of our Board of Directors.  SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our stockholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders.  In the event of the termination of the Technical Assistance Agreement, the Series BB shares would be converted into Series B shares, resulting in the termination of all of SETA’s special rights.  If at any time before June 14, 2015 SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but its other special rights would be unaffected).  If at any time after June 14, 2015 SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, whether before or after June 14, 2015, all of its special rights will remain in place.  Pursuant to our bylaws, the Technical Assistance Agreement, the Participation Agreement and the Bancomext Trust, SETA was required to retain at least 51% of its Series BB shares until June 14, 2007, after which it became entitled to transfer up to one eighth of such 51% during each year thereafter.  To date, SETA has not executed its right to transfer its Series BB shares.  The rights and obligations of SETA in our management are explained in “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.”

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

In addition to these special rights of SETA, Aeroinvest is entitled under Mexican law to elect one director to our board for each 10% of our capital stock that it owns.  Thus, Aeroinvest’s ownership of at least 42.0% of our capital stock entitles it to elect four members of our Board of Directors.  SETA and Aeroinvest are each subsidiaries of Empresas ICA.

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

In addition, in December 2005, our parent company Aeroinvest entered into certain credit facilities to finance Aeroinvest’s acquisition from the Mexican government of the Series B shares currently representing 35.3% of our capital stock and to finance an additional loan to SETA for the exercise of the option to acquire 2% of our Series B shares.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  Aeroinvest subsequently purchased additional Series B shares currently representing 6.7% of our capital stock in connection with our initial public offering in November 2006.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In February, 2011, Aeroinvest repaid Merrill Lynch, Pierce, Fenner & Smith Incorporated the outstanding amounts under these credit facilities.  As of today, Aeroinvest does not have any outstanding credit facilities that would require us to comply with covenants.  Yet, in the future, Aeroinvest could enter into agreements that may require us to comply with certain covenants, which could include restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change our business or make investments or capital expenditures outside of our master development plans.

Risks Related to México

Our business is significantly dependent upon the volume of air passenger traffic in México, and negative economic developments in México will adversely affect our business and results of operations.

In 2008, 2009 and 2010 domestic terminal passengers have represented approximately 83.4%, 84.3% and 83.4%, respectively, of the passenger traffic volume in our airports.  In addition, all of our assets are located, and all of our operations are conducted, in México.  Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in México.  As a result, our business, financial condition and results of operations could be adversely affected by the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in México, or by political, social and economic developments in México.

In the past, México has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

México experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy.  In 2001, México’s GDP declined by 0.2%, while inflation reached 4.4%.  In 2002, GDP grew by 0.8% and inflation reached 5.7%.  In 2003, GDP grew by 1.4% and inflation was 4.0%.  In 2004, GDP grew by 4.2% and inflation increased to 5.2%.  In 2005, GDP grew by approximately 2.8% and inflation decreased to 3.3%.  In 2006, GDP grew by approximately 4.8% and inflation reached 4.1%.  In 2007, GDP grew by approximately 1.8% and inflation declined to 3.8%.  In 2008, GDP grew by approximately 1.5% and inflation increased to 6.5%.  In 2009, GDP decreased by 6.1% and inflation was 3.6%.In 2010, GDP increased by 5.5% and inflation was 4.4%.

During 2010, real and nominal interest rates in México decreased 1% compared to 2009.  The annualized interest rates on 28 day Cetes (Certificados de la Tesoreria de la Federación) averaged approximately 7.2%, 7.2% 7.7%, 5.4% and 4.4% for 2006, 2007, 2008, 2009 and 2010, respectively.  To the extent that we incur Peso-denominated debt in the future, it could be at high interest rates.

The Mexican economy underwent an economic crisis that began in 2008 and continued in 2009 as a result of the impact of the global financial crisis, which affected many emerging economies.  The Mexican economy’s link with the U.S. economy remains very important, and therefore, any downside to the economic outlook of the U.S. may hinder any recovery in México.  This crisis adversely impacted our business.

In México, the economic and financial crisis adversely affected domestic traffic in 2009, which decreased substantially as compared to 2008, which itself had been adversely affected by the exit from the market of Aviacsa during that year and significant reductions in capacity by several other carriers.  Furthermore, due to the suspension of operations by Aerocalifornia in July 2008 and the exit from the market of Aladia, Alma, and Avolar in the fourth quarter of 2008, our airports lost terminal passenger traffic, with the main decreases being at the Ciudad Juárez (30.1%), Acapulco (22.9%), Monterrey (21.0%), San Luis Potosí (20.9%) and Tampico (19.2%) airports (in each case, 2009 as compared to 2008).  Generally all of our airports were affected during 2009 by the reductions in volume of passengers, the A(H1N1) virus and the exit from the market of 5 airlines in less than a year. Even though GDP grew by 5.5% in 2010, Mexicana de Aviación, Mexicana Click and Mexicana Link (Grupo Mexicana) ceased operations during the third quarter of 2010.  In July 2010, prior to their suspension, the three airlines operated 24 routes at our airports, 6 of which were not operated by other airlines (Culiacán-Mexicali, Monterrey-Chicago, Monterrey-New York, Monterrey-Puebla, Zacatecas-Chicago and Zacatecas-Oakland).  These suspensions adversely impacted the recovery of air traffic volumes in all of our airports.

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

Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume.  From September 30, 2008 to March 31, 2009, the peso depreciated by approximately 29.4%, from 10.98 pesos per U.S. dollar on September 30, 2008 to 14.21 pesos per U.S. dollar on March 31, 2009.  From September 30, 2009 to March 31, 2010, the peso appreciated by approximately 8.8%, from 13.49 pesos per U.S. dollar on September 30, 2009 to 12.30 pesos per U.S. dollar on March 31, 2010.  From September 30, 2010 to March 31, 2011, the peso appreciated by approximately 5.4%, from 12.60 pesos per U.S. dollar on September 30, 2010 to 11.92 pesos per U.S. dollar on March 31, 2011.  Between March 31, 2010, and September 30, 2010, the peso fluctuated between 12.60 and 11.92 pesos per U.S. dollar.  It began to appreciate, reaching 11.66 pesos per U.S. dollar on May 20, 2011.

A depreciation of the peso affects our business in the following ways: (i) international passengers and international flights pay tariffs denominated in U.S. dollars, while these tariffs are generally collected in Mexican pesos up to 60 days following the date of each flight, thus the depreciation of the Mexican peso had a positive impact on our results from operations which are denominated in Mexican pesos; and (ii) as of December 31, 2010, we had 19.3 million of liabilities denominated in U.S. dollars, causing foreign exchange rate losses.  Any depreciation in the peso may cause additional foreign exchange losses.

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

The Mexican government has in recent years implemented changes to the tax laws applicable to Mexican companies, including us.  The terms of our concessions do not exempt us from any changes to the Mexican tax laws.  Should the Mexican government implement changes to the tax laws that result in our having significantly higher tax income or Business Flat tax, we will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations.  For example the issuance of the new “Impuesto Empresarial a Tasa Unica” or “Business Flat Tax”, which was published on October 1, 2007, adversely impacted our results of operations in 2007, 2008, 2009 and 2010.  See “Item 5. Operating and Financial Review and Prospects – Taxation”.  In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations.

Developments in other countries may affect us.

The market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries.  Although economic conditions in these countries may differ significantly from economic conditions in México, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers.  In past years, prices of both Mexican debt and equity securities have been adversely affected by the sharp drop in Asian securities markets and the economic crises in Russia, Brazil, Argentina, Venezuela, Portugal, Italy, Greece, Spain and Dubai.

In addition, in recent years, economic conditions in México have become increasingly correlated to economic conditions in the United States.  Therefore, an economic downturn in the United States will significantly adversely impact the Mexican economy.  There can be no assurance that the market value of our securities will not be adversely affected by events elsewhere.

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

During 2008 and 2009, the U.S. economy was affected by a recession, which had a direct impact on our business and results of operations.

In the beginning of 2010, the economy started to recover but began to slow down again in mid-2010.  The economy could suffer further setbacks as serious risks and uncertainty still remain.  The setback of mid-2010 might have an even greater impact going forward to the extent that the global economy falls back into a recession.  In the third and fourth quarters of 2010, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product increased at annualized rates of 2.6% and 3.2%, respectively.  Likewise, according to the Mexican National Statistical, Geographic and Information Institute, the Mexican gross domestic product increased at an annualized rate of 4.6% during the fourth quarter of 2010.  The air travel industry, and as a result, our results of operations, are substantially influenced by economic conditions in México and the United States.  In 2010, approximately 80% of the international passengers in our airports arrived or departed on flights originating in or departing to the United States and approximately 14% of our aeronautical revenues in 2010 were derived from passengers charges imposed on departures from or arriving in the United States.  Similarly, in 2010, approximately 83% of our passengers traveled on domestic flights, and 37% of our revenues in 2010 were derived from domestic passenger charges.

Our international traffic in 2010 increased 6.7% compared to 2009, principally as a result of the economic recovery and due to VivaAerobus starting operations to Houston from Monterrey airport and Aeroméxico adding routes to Miami and Houston from Monterrey Airport.  Furthermore, the Chihuahua, Durango, Mazatlán, Monterrey, San Luis Potosí and Tampico airports experienced increased international passenger traffic in comparison to 2009.  The principal international airlines that contributed to these increases are American Eagle, American Airlines, Continental, Frontier and Delta Airlines.  The key international destinations that led to the increased passenger traffic are Houston, Dallas, Phoenix, Las Vegas, Atlanta and Detroit.

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

Minority shareholders may be less able to enforce their rights against us, our directors, or our controlling shareholders in México.

Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States.  For example, because provisions concerning fiduciary duties of directors have only recently been incorporated into the Mexican Securities Law, it may be difficult for minority shareholders to bring an action against directors for breach of this duty and achieve the same results as in most jurisdictions in the United States.  The grounds for shareholder derivative actions under Mexican law are extremely limited, which effectively bars most of these kinds of suits in México.  Procedures for class action lawsuits do not exist under applicable Mexican law.  Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors, or our controlling shareholders than it would be for minority shareholders of a U.S. company.

We are subject to different corporate disclosure and accounting standards than U.S. companies.

A principal objective of the securities laws of the United States is to promote full and fair disclosure of all material corporate information.  However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about U.S. issuers of listed securities.  While we are required to reconcile our net income and stockholders’ equity to those amounts that would be derived under U.S. GAAP in our annual financial statements, the effects of inflation accounting under MFRS through December 31, 2007 are not eliminated in such reconciliation in our annual financial statements.  For this and other reasons, the presentation of MFRS consolidated financial statements and reported earnings may differ from that of U.S. companies in this and other important respects.  For further information about the differences between MFRS and US GAAP please see Note 23 to our financial statements.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements.  We may from time to time make forward-looking statements in our annual and periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others.  Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

•	statements of our plans, objectives or goals,

•	statements about our future economic performance or that of México, and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors, some of which are discussed above under “Risk Factors,” include material changes in the performance or terms of our concessions, developments in legal proceedings, economic and political conditions and government policies in México or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition.  We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., which we refer to by the acronym “GACN”, is a corporation (sociedad anonima bursatil de capital variable) organized under the laws of México.  We were incorporated in 1998 as part of the Mexican government’s program for the opening of México’s airports to private investment.  The duration of our corporate existence is indefinite.  We are a holding company and conduct substantially all of our operations through our subsidiaries.  The terms “GACN”, “we”, “us” and “our” in this annual report refer to Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. together with its subsidiaries, and to properties and assets that we own or operate, unless otherwise specified.  Our registered office is located at Aeropuerto Internacional de Monterrey, Zona de Carga, Carretera Miguel Alemán, Km.  24 s/n, 66600 Apodaca, Nuevo León, México, telephone +52.81.8625.4300.  Our U.S. agent is Puglisi & Associates.  Our U.S. agent’s address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Investment by Servicios de Tecnología Aeroportuaria, S.A. de C.V. and its Affiliates

In 2000, as part of the first stage of our privatization, the Mexican government sold Series BB shares currently representing 14.7% of our capital stock to Servicios de Tecnología Aeroportuaria, S.A. de C.V., or SETA (formerly Operadora Mexicana de Aeropuertos, S.A. de C.V.), in a public bidding process.  Pursuant to this transaction, SETA paid the Mexican government a total of Ps. 864,055,578 (nominal pesos, excluding interest) (U.S.$ 76 million based on the exchange rate in effect on the date of SETA’s bid) in exchange for:

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

SETA’s current stockholders are:

•
Aeroinvest, S.A. de C.V. (“Aeroinvest”), which owns 74.5% of SETA.  Aeroinvest is a wholly owned subsidiary of Empresas ICA, S.A.B. de C.V. Aeroinvest also directly owns 42.0% of our Series B shares as a result of its exercise of an option to acquire these shares from the Mexican government and its subsequent purchase of additional Series B shares representing 6.7% of our capital stock.  Aeroinvest’s Series B shares were acquired in December 2005 from the Mexican government at an aggregate cost of U.S.$ 203.3 million (determined based on an initial price per share of U.S.$ 1.28 plus an annual 5% premium, subject to decreases corresponding to dividends declared and paid by us).  Empresas ICA, the parent of Aeroinvest, is the largest engineering, construction and procurement company in México.  Empresas ICA’s principal lines of business are construction and engineering, housing and infrastructure operations, including the operation of airports (through SETA), toll roads and municipal services.  Empresas ICA is listed on the Mexican Stock Exchange and the New York Stock Exchange.  Through Aeroinvest, Empresas ICA controls a majority of our capital stock.

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

In December 2005, our parent company Aeroinvest entered into certain credit facilities to finance Aeroinvest’s acquisition from the Mexican government of the Series B shares currently representing 35.3% of our capital stock and to finance an additional loan to SETA for SETA’s exercise of the option to acquire 2% of our Series B shares.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  In November 2006 Aeroinvest purchased additional Series B shares representing 0.75% of our capital stock.  Aeroinvest entered into agreements with Merrill Lynch to refinance its existing credit facilities in June 2007.  In connection with the Merrill Lynch refinancing, Aeroinvest has assigned its economic interests (including its right to receive dividends) with respect to its Series B shares representing 42.0% of our capital stock as well as 74.5% of the Series A shares of SETA.  In February, 2011, Aeroinvest repaid Merrill Lynch, Pierce, Fenner & Smith Incorporated the outstanding amounts under these credit facilities.  As of today, Aeroinvest does not have any outstanding credit facilities that would require us to comply with covenants.  During 2006, 2007 2008 and 2009, Aeroinvest purchased additional Series B shares representing 0.8%, 3.14%, 2.43% and 0.34%, respectively of our capital stock; in 2010 Aeroinvest sold 100,000 Series B shares representing 0.01% of our capital stock, and has not purchased any additional Series B shares since.  In addition, Aeroinvest and SETA have entered into an agreement with Nacional Financiera, S.N.C., or NAFIN, a Mexican national credit institution and development bank owned and controlled by the Mexican Government, pursuant to which Aeroinvest has agreed, if certain conditions to be agreed by the parties are met, on or after December 2010, to either (i) sell the Series B shares it owns representing 35.3% of our capital stock or (ii) deposit such Series B shares in a voting trust.  The terms of this obligation are described more fully under “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Under the technical assistance agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2010 amounted to approximately Ps. 47.6 million.  This agreement is more fully described in “Item 7. Related Party Transactions.”

Initial Public Offering

On November 29, 2006, a Mexican trust established by NAFIN, or the NAFIN Trust, acting pursuant to the instructions of the Mexican Ministry of Communications and Transportation, sold 48.02% of our outstanding capital stock through a global public offering of shares in the form of American Despositary Shares, or ADSs, and Series B shares, concurrently in the United States and México.  The net proceeds from the sale of the shares totaled approximately U.S.$ 432.2 million and were paid to the Mexican government.

Master Development Programs

Every five years, we are required to submit to the Ministry of Communications and Transportation for approval a master development program for each of our concessions describing, among other matters, our traffic forecasts for the following 15 years, expansion, modernization and maintenance plans, and detailed investment plan for the following five years.  Each master development program is required to be updated and resubmitted for approval to the Ministry of Communications and Transportation every five years.  Upon such approval, the master development program is binding for the following five years and deemed to constitute part of the relevant concession.  Any major construction, renovation or expansion of an airport generally may only be made pursuant to a concession holder’s master development program and upon approval by the Ministry of Communications and Transportation.  In December 2010, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2011 to 2015 period.  These five-year programs will be in effect from January 1, 2011 until December 31, 2015.  During 2015, the master development program for the next five-year period will be prepared for each of our concessions.

The following tables set forth our historical committed investments and capital expenditures for the periods indicated.  Our capital expenditures have historically exceeded our committed investments pursuant to our master development programs, primarily due to capital expenditures intended to complement the minimum amounts required under our master development programs or that are otherwise necessary to accommodate the growth of our business (such as our investments at Terminal 2 at the México City International Airport).  In addition, our master development programs include some commitments that are expensed rather than capitalized; thus, not all of our committed investments will constitute capital expenditures.  These capital expenditures are updated based on the Producer Price Index.

Historical Committed Investments Under Master Development Programs

	Year ended December 31,
	2008	2009	2010	Total 2008-2010
	(thousands of pesos)
Acapulco	33,601	15,670	15,888	65,159
Ciudad Juárez	23,755	20,591	12,894	57,240
Culiacán	8,966	23,942	2,563	35,471
Chihuahua	32,474	8,154	11,062	51,690
Durango	21,492	25,439	9,788	56,719
Mazatlán	10,818	20,125	2,383	33,326
Monterrey	277,568	89,447	25,362	392,377
Reynosa	12,137	9,956	1,859	23,952
San Luis Potosí	21,868	26,086	3,289	51,243
Tampico	13,186	16,562	4,770	34,518
Torreón	32,551	6,657	8,634	47,842
Zacatecas	4,791	25,904	8,271	38,966
Zihuatanejo	22,836	29,472	13,816	66,124
Total	516,043	318,005	120,579	954,627

The following table sets forth our historical capital expenditures, which reflect our actual expenditures (as compared to its committed investments, which are presented above) by airport for the periods indicated.

Historical Capital Expenditures by Airport

	Year ended December 31,
	2008	2009	2010
	(thousands of pesos)
Acapulco	36,275	37,366	58,191
Ciudad Juárez	52,641	18,465	47,348
Culiacán	37,111	35,743	38,679
Chihuahua	23,102	21,132	42,225
Durango	30,548	10,285	11,329
Mazatlán	24,021	10,324	62,124
Monterrey	1,743,039	395,964	306,417
Reynosa	13,644	19,386	11,240
San Luis Potosí	23,050	26,273	8,786
Tampico	25,028	18,430	11,739
Torreón	24,516	30,998	6,808
Zacatecas	15,177	17,222	35,929
Zihuatanejo	22,613	32,269	29,065
Other	156,796	193,799	25,609
Total	2,227,561	867,656	695,489

The following table sets forth our historical capital expenditures by type of investment across all of our airports for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	(thousands of pesos)
Terminals	232,961	328,271	380,674
Runways and aprons	263,000	181,465	91,896
Machinery and equipment	35,796	38,988	68,392
Land	1,455,904	62,725	90,906
Other	239,900	256,207	63,621
Total	2,227,561	867,656	695,489

Our capital expenditures from 2008 through 2010 were allocated to the following types of investments at the majority of our airports:

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

•	Land. As part of our strategic investments, in 2010, 2009 and 2008 territorial reserves of Ps. 90,906 Ps. 62,725 and Ps. 1,455,904, respectively, were purchased to develop and expand our key airports.

•
Utility-related infrastructure.  We installed sewage treatment plants and systems at several of our airports, improved drainage systems, and installed underground electric wiring systems at several of our airports.

•
Developments at México City International Airport.  In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the México City International Airport, under a 20-year lease agreement with the México City International Airport.  The Spanish company NH Hoteles, S.A. de C.V. owns the other 10%.  The Terminal 2 NH Hotel opened in August 2009.

The following table sets forth our committed investments approved by the Ministry of Communications and Transportation for each airport for 2011 through 2015.  We will be required to comply with the investment obligations under these programs on a year-by-year basis.  These capital expenditures are updated based on the Producer Price Index.

Committed Investments by Airport

	Year ended December 31,
	2011	2012	2013	2014	2015	Total 2011-2015
	(thousands of pesos)
Acapulco	28,345	55,170	53,006	107,116	29,216	272,853
Ciudad Juárez	16,484	34,201	81,920	17,891	14,530	165,026
Culiacán	50,577	51,232	84,439	65,849	50,905	303,002
Chihuahua	22,378	34,144	51,136	13,570	9,811	131,039
Durango	34,412	20,886	11,163	20,294	3,573	90,328
Mazatlán	18,317	26,187	45,842	95,208	26,597	212,151
Monterrey	249,695	83,777	225,747	229,260	109,412	897,891
Reynosa	31,000	36,042	32,473	23,592	5,859	128,966
San Luis Potosí	18,168	19,471	51,507	47,139	39,201	175,486
Tampico	29,908	43,278	41,940	16,486	12,528	144,140
Torreón	29,228	12,704	33,202	23,519	3,939	102,592
Zacatecas	16,943	36,371	24,396	9,787	10,649	98,146
Zihuatanejo	16,577	43,080	24,335	46,157	25,216	155,365
Total	562,032	496,543	761,106	715,868	341,436	2,876,985

The following table sets forth our committed investments for 2011 through 2015 by type of investment, which are updated based on the Producer Price Index:

Committed Investments by Type

	Year ended December 31,
	2011	2012	2013	2014	2015	Total 2011-2015
	(thousands of pesos)
Terminals	45,772	63,265	163,617	212,988	65,602	551,244
Runways and aprons	62,137	141,573	261,233	233,614	142,732	841,289
Machinery and equipment	133,799	74,527	175,786	127,136	49,624	560,872
Baggage screening system – investments	137,554	14,615	6,317	2,977	50,628	212,091
Security Airports – investments	161,585	93,258	119,396	113,555	22,361	510,155
Other	21,185	109,305	34,757	25,598	10,489	201,334
Total	562,032	496,543	761,106	715,868	341,436	2,876,985

For the year ended December 31, 2010, our capital expenditures totaled Ps. 695.5 million.  Our capital expenditures for 2010 were devoted primarily to our committed investments.

BUSINESS OVERVIEW

Our Operations

Through our subsidiaries, we hold concessions to operate, maintain and develop 13 airports in México, which are concentrated in the country’s central and northern regions.  Each of our concessions has a term of 50 years beginning on November 1, 1998.  The term of each of our concessions may be extended by the Ministry of Communications and Transportation under certain circumstances for up to 50 additional years.  The terms of our concessions also include the right to occupy, use and improve the land appurtenant to our airports, which we do not own and which will revert to the Mexican government upon the termination of our concession.  As operator of the 13 airports under our concessions, we charge fees to airlines, passengers and other users for the use of the airports’ facilities.  We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers.

We operate 13 airports, which serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlán and Zihuatanejo), regional centers (Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas)and border cities (Ciudad Juárez and Reynosa).Our airports are located in nine of the 31 Mexican states, covering a territory of approximately 926,421 square kilometers (approximately 575,667 square miles), with a population of approximately 24million according to the Mexican National Institute of Statistics, Geography and Computer Science (Instituto Nacional de Estadística, Geografía e Informática) and the Mexican National Population Council.  All of our airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and to maintain customs and immigration services managed by the Mexican government, as well as refueling services.

According to figures published by the Mexican Bureau of Civil Aviation, our commercial aviation passenger traffic accounted for approximately 14.9% of all arriving and departing commercial aviation passengers in México in 2010.

In 2010, we recorded revenues of Ps. 2,651.4 million (U.S.$ 214.1 million) and net income of Ps. 552.0 million (U.S.$ 44.6 million).  In 2010 our airports handled approximately 11.6 million terminal passengers, an increase of 0.6% with respect to the 11.5 million terminal passengers in 2009.

Our airports serve several major international routes, including Monterrey-Houston, Monterrey-Dallas, Monterrey-Las Vegas, Monterrey-Atlanta, Monterrey-Detroit and Monterrey -Chicago.  Our airports also serve several other major international destinations, including Houston, Los Angeles, Phoenix and Dallas.  In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in México frequented by tourists from México, the United States and Canada.  Our airports also serve major domestic routes, including Monterrey-México City, which was the country’s busiest domestic route in 2010, with approximately2.2 million total passengers (including passengers flying directly to the nearby airport of Toluca, which are counted together with those flying to México City), according to the Mexican Bureau of Civil Aviation.  Other major domestic routes served by our airports include México City-Acapulco, México City-Tampico and México City-Chihuahua, with approximately 370 thousand, 333 thousand and 324 thousand total passengers, respectively, in 2010 according to the Mexican Bureau of Civil Aviation.

Monterrey and its metropolitan area is the third largest city in México in terms of population, with a population of 3,930,388. Monterrey ranks among México’s most established urban and commercial centers and is the capital of the state of Nuevo León, México’s eighth largest state in terms of population, which totaled 4,653,458 in 2010. It is home to many of México’s largest companies in a wide variety of industries, as well as several major universities.  Business travelers account for a substantial portion of passengers at the Monterrey International Airport.  The airport is our leading airport in terms of passenger traffic volume, air traffic movements and contribution to revenues, and ranked fourth busiest airport in México based on passenger traffic volume in 2010, according to data published by the Mexican Bureau of Civil Aviation.  Our Monterrey International Airport accounted for approximately 45.1% and 46.4% of our terminal passenger traffic in 2009 and 2010, respectively.

Three of our airports, Acapulco International Airport, Mazatlán International Airport and Zihuatanejo International Airport, serve popular Mexican tourist destinations.  Of these tourist destinations, Acapulco and Mazatlán are the largest, with Acapulco constituting México’s sixteenth largest international tourist destination and Mazatlán the fifteenth largest in terms of visitors in 2010, according to the Mexican National Institute of Immigration.  Acapulco is a principal port of call for cruise ships.  In 2010, the Acapulco International Airport, Mazatlán International Airport and Zihuatanejo International Airport collectively accounted for 17.2% of our aggregate terminal passengers and 18.8% of our total revenues.

México was the tenth largest tourist destination in the world in 2009 in terms of international arriving tourists.  México had 21.4 million arriving tourists, according to the latest data published by the World Tourism Organization.  Within Latin America and the Caribbean, in October 2010 México ranked first in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization.

Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity, with such diverse economic activities as mining (Durango International Airport and Zacatecas International Airport), maquiladora manufacturing (Chihuahua International Airport and Torreón International Airport), petroleum and chemical production (Tampico International Airport), agriculture and livestock (Culiacán International Airport) and transportation and logistics (San Luis Potosí International Airport).  In 2010, these seven regional airports collectively accounted for 29.0% of our aggregate terminal passengers and 29.0% of our total revenues.

The remaining two airports in the group, Ciudad Juárez International Airport and Reynosa International Airport, serve cities situated along the border of México and the United States.  Both Ciudad Juárez and Reynosa are popular entry points to the United States.  In 2010, the Ciudad Juárez International Airport and the Reynosa International Airport collectively accounted for 7.2% of our aggregate terminal passengers and 7.2% of our total revenues.

In addition, we entered into a joint investment with the international hotel operator NH Hoteles, S.A. de C.V., under Consorcio Grupo Hotelero T2 (“Consortium”) to develop and operate a 287-room hotel and more than 5,000 square meters of commercial space inside Terminal 2 of the México City International Airport (the México City International Airport), under a 20-year lease agreement with the México City International Airport.  The Terminal 2 NH Hotel opened in August 2009.

The Consortium is currently carrying out market and feasibility studies for the development of the commercial areas, with an expected beginning of operations of the first phase of the commercial development in 2011.

This project provides us with the opportunity to participate in the operation of the México City International Airport Terminal 2 passenger terminal, which according to the México City International Airport, served more than 24 million passengers in 2010.  Airlines based in Terminal 2 include Aeromar, Aeroméxico and Aeroméxico Connect, Continental, Copa, Delta and LAN.  We consider this a key part of our strategy to increase our non-aeronautical revenues.  This project, along with acquisitions of land reserves in 2008 to develop and expand our key airports, accounted for the significant increase in our balance of property, machinery and equipment at December 31, 2008 compared to our balance at December 31, 2007.

The following table provides summary data for each of our 13 airports for the years ended December 31, 2009 and 2010:

	Year ended December 31, 2009					Year ended December 31, 2010
Airport	Terminal Passengers		Total Revenues(1)		Total Revenues per terminal passenger(2)	Terminal passengers		Total Revenues(1)		Total Revenues per terminal passenger(2)
	Number (in millions)%		(millions of pesos)%		(pesos)	Number (in millions)%		(millions of pesos)%		(pesos)
Metropolitan area:
Monterrey International Airport	5.2	45.1	1,246.1	49.3	239.6	5.4	46.4	1,109.4	43.3	206.2
Tourist destinations:
Acapulco International Airport	0.8	7.3	173.3	6.9	206.6	0.7	6.4	195.6	7.6	265.4
Mazatlán International Airport	0.7	6.5	152.8	6.0	205.5	0.8	6.5	214.5	8.4	283.7
Zihuatanejo International Airport	0.5	4.7	138.5	5.5	254.2	0.5	4.3	115.7	4.5	233.1
Total tourist destinations	2.1	18.5	464.7	18.4	218.4	2.0	17.2	525.8	20.5	264.3
Regional cities:
Chihuahua International Airport	0.7	6.5	134.6	5.3	180.6	0.8	7.1	179.9	7.0	217.2
Culiacán International Airport	1.1	9.2	165.4	6.5	155.6	1.1	9.1	206.9	8.1	195.2
Durango International Airport	0.2	1.9	42.9	1.7	201.1	0.2	1.9	50.4	2.0	231.8
San Luis Potosí International Airport	0.2	1.8	69.8	2.8	338.1	0.2	1.9	60.3	2.4	270.4
Tampico International Airport	0.5	4.1	88.5	3.5	188.2	0.5	3.9	90.4	3.5	200.4
Torreón International Airport	0.4	3.4	101.6	4.0	257.6	0.3	2.9	69.5	2.7	205.5
Zacatecas International Airport	0.3	2.2	56.9	2.3	226.3	0.3	2.3	83.4	3.3	310.5
Total regional destinations	3.3	29.0	659.8	26.1	197.3	3.4	29.2	740.6	28.9	218.8
Border cities:
Ciudad Juárez International Airport	0.6	5.5	106.7	4.2	169.0	0.6	5.5	138.1	5.4	217.8
Reynosa International Airport	0.2	1.9	49.9	2.0	231.8	0.2	1.7	45.5	1.8	229.9
Total border city destinations	0.8	7.3	156.6	6.2	185.0	0.8	7.2	183.6	7.2	220.7
TOTAL AIRPORT REVENUES (1):	11.5	100.0	2,527.2	100.0	219.4	11.6	100.0	2,559.5	100.0	220.9
______________
(1)	Total Revenues in millions rounded to the decimal, which does not include eliminations of transactions among our subsidiaries.
(2)	Revenues per terminal passenger are calculated by dividing the total revenues for each airport by the number of terminal passengers for each airport. The result has been rounded to the decimal.

As of July 2006, México and the United States are parties to an amended bilateral aviation agreement that increases, from two each to three each, the number of Mexican and U.S. carriers eligible to operate routes between certain pairs of cities, which may include any U.S. city and twelve specified cities in México including Acapulco, Mazatlán and Zihuatanejo.  The agreement also provides for a future increase, from two each to three each, in the number of Mexican and U.S. carriers eligible to operate routes between U.S. cities and two specified additional Mexican cities, including Monterrey.  This subsequent increase took effect in October 2007.  To date, this bilateral agreement did not benefit our business as we expected, mainly because of the decrease in the tourism levels from the U.S. to México connected with the U.S. economic recession.

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.  In 2008, 2009 and 2010 aeronautical services revenues represented approximately 65.2%, 60.2% and 62.3%respectively, of our total revenues.

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

Up until April 30, 2010, our principal airline customers were required to pay us no later than 152 days after the invoice delivery date.  The term for payment was dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment terms during periods of lower interest rates (within a defined range).  In 2010, the weighted average term of payment was 32 days.

The new agreements between our airports and our principal airline customers provide that from May 1, 2010, payments for passenger charges will be 60 days after the invoice delivery date for Aeroméxico and Volaris, 45 days after the invoice delivery date for VivaAerobus and 30 days after the invoice delivery date for Interjet.

International passenger charges are currently U.S. dollar-denominated, but are collected in pesos based on the average exchange rate during the month prior to the flight, and as such the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.  Domestic passenger charges are peso-denominated.  In 2008, 2009 and 2010 passenger charges represented approximately 76.3%, 77.9% and 78.0% respectively, of our aeronautical services revenues and approximately 49.7%, 46.9% and 48.6% respectively, of our total revenues.  Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services.  Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client.  In 2008, 2009 and 2010 these charges represented approximately 6.9%, 6.2% and 6.2% respectively, of our aeronautical services revenues and approximately 4.5%, 3.7% and 3.9%, respectively, of our total revenues.

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

Aircraft Long-Term Parking Charges

We collect charges from our carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo.  These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client.  Together with our aircraft parking, boarding and unloading charges described above, in 2008, 2009 and 2010 these charges represented approximately 5.9%, 5.0% and 5.3% respectively, of our aeronautical services revenues and 3.8%, 3.0% and 3.3% respectively, of our total revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles.  These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client.  In 2008, 2009 and 2010 these charges represented approximately 1.5%, 1.1% and 1.2%, respectively, of our aeronautical services revenues and approximately 1.0%, 0.7% and 0.7%, respectively, of our total revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our X-ray equipment, metal detectors and other security equipment and personnel.  These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight.  Independent subcontractors provide airport security services at our airports.  In 2008, 2009 and 2010 these charges represented approximately 1.4%, 1.3% and 1.2%, respectively, of our aeronautical services revenues and approximately 1.1%, 0.8% and 0.9%, respectively, of our total revenues.

The International Civil Aviation Organization, the General Office of Civil Aviation (México’s federal authority on aviation) and the Office of Public Security issue guidelines for airport security in México.  In response to the September 11, 2001 terrorist attacks in the United States, we have taken additional steps to increase security at our airports.  The International Civil Aviation Organization issued directives in October 2001 establishing new rules and procedures to be adopted at our airports.  Under these directives, these rules and procedures were to be implemented immediately and for an indefinite period of time.

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

Certain of these improvements are expected to be expensed on our results of operations, while others are expected to require additional capital expenditures under our master development program.

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

The International Civil Aviation Organization established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We are currently purchasing and installing new screening equipment in all of our airports to facilitate our airline customers’ compliance with the baggage screening guidelines.  Until we agree on the contractual terms for the operation of this equipment with the airlines and the new screening equipment becomes operational, checked baggage will continue to be screened by hand by each airline in order to comply with the screening guidelines.  In some countries, such as the United States of America, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the new equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus subject to potential liability, if Mexican law changes in the future.

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

Cargo Handling

In 2008, 2009 and 2010 our 13 airports handled approximately 79, 72 and 91 thousand metric tons of cargo, respectively.  Increases in our cargo volume are beneficial to us for purposes of the maximum rate calculations, as cargo increases the number of our workload units.

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

Revenues from cargo handling in our airports historically have represented a negligible portion of our total revenues, but we believe that México has significant potential for growth in the volume of cargo transported by air.

Permanent Ground Transportation

We receive revenues from ground transportation vehicles and taxi companies who pay an access fee to operate on our airport premises.  Our revenues from providers of ground transport services deemed “permanent” under applicable Mexican law, such as access fees charged to taxis, are subject to price regulation.

Non-aeronautical Services

General

Our revenues from non-aeronautical services are principally derived from commercial activities.  Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services.  Our revenues from non-aeronautical services are derived from commercial activities, such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants.  In 2008, 2009 and 2010 revenue from non-aeronautical services accounted for approximately 14.9%, 13.9% and 14.8%, respectively, of total revenue.

None of our revenues from non-aeronautical services are regulated under our maximum-rate price regulation system, though other authorities may regulate them.  For example, our parking facilities may be subject to certain municipal regulations.

Revenues from Commercial Activities

As the main part of our business strategy we have made it a priority to increase our revenues from commercial activities in our airports and to develop and promote the “OMA” brand, including the “OMA Plaza” retail brand described below.  As a result of our efforts, our revenues from commercial activities have increased from approximately 7% of revenues in 2000 to 17.7% of revenues in 2010, primarily as a result of the following initiatives:

•
Expanding and reconfiguring the commercial space available in our airport terminals.  In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase our exposure to the commercial businesses operating in our airports.  As a result, between 2000 and 2010, we increased the total area available for commercial activity in our 13 airports by approximately 50%, and have more than doubled the commercial area in the Monterrey International Airport.

•
Renegotiating agreements with terminal tenants to be more consistent with market practice.  We have also improved our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square-footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports.  We estimate, based on the nature of our tenant operations, that approximately half of our commercial space is suitable for royalty-based leasing arrangements.  As of December 31, 2010, substantially all of the eligible contracts were represented by royalty-based leasing arrangements.

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

•
Developments at México City International Airport.  In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the México City International Airport, under a 20-year lease agreement with the México City International Airport.  The Spanish company NH Hoteles, S.A. de C.V. owns the other 10%.  The Terminal 2 NH Hotel opened in August 2009.  As of December 31, 2010, net income amounted to Ps. 99,823 and annual average occupancy increased to 62.0%.  The annual average rate per room was Ps. 1,157.5.

Commercial activities in each of our airports currently consist of the following:

•
Parking facilities – Our concessions provide us the right to operate the car parking facilities at all of our airports.  Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they are subject to the regulatory oversight of the Ministry of Communications and Transportation.  As of October 25, 2010, we started a new Premium Parking Service, which provides higher security, larger and more exclusive parking lots situated next to Terminal B at Monterrey International Airport.  These lots will offer a valet parking service, which will reduce the amount of time it takes to get to the terminal.  We are commited to satisfying both our domestic and international passengers with the highest quality service and security standards in order to improve the overall passenger experience.

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

Our Airports

In 2008, 2009 and 2010 our airports served a total of approximately 14.1 million, 11.5million and 11.6 million terminal passengers, respectively.  Monterrey International Airport accounted for approximately 46.8%, 45.1% and 46.4%of our terminal passenger traffic in 2008, 2009 and 2010 respectively.  Acapulco International Airport, Mazatlán International Airport and Zihuatanejo International Airport, our main airports servicing the next most popular destinations in our airport group, collectively accounted for approximately 18.2%, 18.5% and 17.2%of our terminal passenger traffic in 2008, 2009 and 2010 respectively.  Ciudad Juárez International Airport, our largest airport servicing a border city, accounted for approximately 6.4%, 5.5% and 5.5% of our terminal passenger traffic in 2008, 2009 and 2010 respectively.  All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following tables set forth the passenger traffic volume presented in amounts of (1) total passengers, (2) terminal departing passengers and (3) terminal arriving passengers, for each of our airports for the periods indicated:

Passenger Traffic

	Year Ended December 31,
	2006			2007			2008			2009			2010
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	994,286	45,445	1,039,731	1,057,347	49,444	1,106,791	1,087,974	26,098	1,114,072	839,048	7,186	846,234	736,878	3,461	740,339
Chihuahua	664,392	80,257	744,649	854,757	60,231	914,988	833,793	46,451	880,244	745,165	27,078	772,243	828,123	27,276	855,399
Ciudad Juárez	698,765	44,856	743,621	908,835	26,033	934,868	903,129	23,212	926,341	631,111	15,163	646,274	633,919	17,613	651,532
Culiacán	843,989	138,637	982,626	1,137,571	167,684	1,305,255	1,099,038	138,456	1,237,494	1,062,893	96,621	1,159,514	1,059,904	73,643	1,133,547
Durango	236,200	24,933	261,133	279,310	36,405	315,715	233,471	23,709	257,180	213,394	1,339	214,733	217,230	1,392	218,622
Mazatlán	819,214	91,839	911,053	905,010	120,261	1,025,271	833,714	109,124	942,838	743,556	54,638	798,194	756,122	38,416	794,538
Monterrey	5,253,600	300,737	5,554,337	6,559,613	304,195	6,863,808	6,586,190	163,050	6,749,240	5,199,895	93,411	5,293,306	5,380,412	80,632	5,461,044
Reynosa	136,991	1,417	138,408	191,326	1,208	192,534	247,339	991	248,330	215,392	384	215,776	198,138	449	198,587
San Luis Potosí	227,102	1,160	228,262	264,349	1,973	266,322	261,049	2,007	263,056	206,500	1,480	207,980	222,854	1,997	224,851
Tampico	485,125	12,570	497,695	580,117	14,880	594,997	582,328	13,452	595,780	470,304	3,825	474,129	451,005	4,134	455,139
Torreón	410,124	52,479	462,603	522,295	80,903	603,198	481,265	56,173	537,438	394,377	12,995	407,372	338,003	5,068	343,071
Zacatecas	332,224	122,865	455,089	277,339	57,191	334,530	267,344	40,791	308,135	251,602	7,888	259,490	268,577	2,690	271,267
Zihuatanejo	681,581	4,150	685,731	674,612	8,352	682,964	644,029	6,105	650,134	545,051	4,098	549,149	496,523	2,383	498,906
Total	11,783,593	921,345	12,704,938	14,212,481	928,760	15,141,241	14,060,663	649,619	14,710,282	11,518,288	326,106	11,844,394	11,587,688	259,154	11,846,842
__________________
(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2006			2007			2008			2009			2010
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	296,841	207,896	504,737	348,822	189,869	538,691	382,157	167,744	549,901	296,995	122,194	419,189	254,117	116,107	370,224
Chihuahua	290,516	41,988	332,504	380,161	46,424	426,585	366,151	48,949	415,100	330,430	39,504	369,934	373,103	39,686	412,789
Ciudad Juárez	314,698	552	315,250	424,456	794	425,250	422,987	767	423,754	302,401	433	302,834	303,974	890	304,864
Culiacán	407,618	20,651	428,269	549,967	28,322	578,289	534,556	25,463	560,019	525,464	14,629	540,093	525,301	14,234	539,535
Durango	91,989	26,132	118,121	121,291	18,695	139,986	101,108	15,174	116,282	94,040	11,312	105,352	93,895	12,649	106,544
Mazatlán	173,150	237,725	410,875	221,627	233,579	455,206	212,322	208,419	420,741	194,543	178,082	372,625	197,648	183,320	380,968
Monterrey	2,042,616	497,271	2,539,887	2,668,059	509,709	3,177,768	2,732,645	517,040	3,249,685	2,200,697	384,942	2,585,639	2,244,797	444,353	2,689,150
Reynosa	65,008	68	65,076	90,877	488	91,365	116,668	1,101	117,769	103,818	1,322	105,140	95,622	792	96,414
San Luis Potosí	70,550	42,681	113,231	87,299	45,123	132,422	84,508	45,750	130,258	69,634	33,364	102,998	70,398	40,854	111,252
Tampico	208,718	33,604	242,322	259,532	30,346	289,878	259,107	30,483	289,590	209,326	25,088	234,414	198,462	28,119	226,581
Torreón	162,828	42,378	205,206	216,027	46,060	262,087	196,318	44,330	240,648	165,160	30,914	196,074	141,279	27,173	168,452
Zacatecas	118,673	52,517	171,190	91,539	50,736	142,275	92,056	44,394	136,450	81,436	46,203	127,639	90,214	45,785	135,999
Zihuatanejo	165,047	176,772	341,819	176,019	164,000	340,019	171,832	151,826	323,658	152,093	123,025	275,118	134,396	115,342	249,738
Total	4,408,252	1,380,235	5,788,487	5,635,676	1,364,145	6,999,821	5,672,415	1,301,440	6,973,855	4,726,037	1,011,012	5,737,049	4,723,206	1,069,304	5,792,510

	Year ended December 31,
	2006			2007			2008			2009			2010
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total

Terminal arriving passengers:
Acapulco	341,685	147,864	489,549	391,401	127,255	518,656	436,514	101,559	538,073	339,423	80,436	419,859	293,303	73,351	366,654
Chihuahua	297,980	33,908	331,888	392,448	35,724	428,172	381,821	36,872	418,693	346,314	28,917	375,231	386,192	29,142	415,334
Ciudad Juárez	382,757	758	383,515	482,572	1,013	483,585	478,597	778	479,375	327,740	537	328,277	328,836	219	329,055
Culiacán	410,628	5,092	415,720	547,829	11,453	559,282	533,082	5,937	539,019	522,094	706	522,800	519,617	752	520,369
Durango	99,989	18,090	118,079	127,370	11,954	139,324	109,796	7,393	117,189	102,348	5,694	108,042	103,924	6,762	110,686
Mazatlán	191,529	216,810	408,339	234,667	215,137	449,804	224,663	188,310	412,973	200,326	170,605	370,931	198,206	176,948	375,154
Monterrey	2,271,885	441,828	2,713,713	2,948,821	433,024	3,381,845	2,898,749	437,756	3,336,505	2,315,744	298,512	2,614,256	2,332,544	358,718	2,691,262
Reynosa	71,903	12	71,915	99,822	139	99,961	129,484	86	129,570	109,952	300	110,252	101,566	158	101,724
San Luis Potosí	80,207	33,664	113,871	96,062	35,865	131,927	94,096	36,695	130,791	75,213	28,289	103,502	75,346	36,256	111,602
Tampico	223,699	19,104	242,803	272,511	17,728	290,239	271,800	20,938	292,738	221,332	14,558	235,890	206,835	17,589	224,424
Torreón	173,396	31,522	204,918	225,526	34,682	260,208	207,748	32,869	240,617	176,105	22,198	198,303	145,486	24,065	169,551
Zacatecas	116,784	44,250	161,034	93,788	41,276	135,064	95,619	35,275	130,894	84,398	39,565	123,963	95,886	36,692	132,578
Zihuatanejo	187,620	152,142	339,762	192,041	142,552	334,593	198,440	121,931	320,371	165,157	104,776	269,933	149,212	97,573	246,785
Total	4,850,062	1,145,044	5,995,106	6,104,858	1,107,802	7,212,660	6,060,409	1,026,399	7,086,808	4,986,146	795,093	5,781,239	4,936,953	858,225	5,795,178

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2010.

Capacity by Airport(1)

Airport	Peak air traffic movements per hour	Runway Capacity(2)
Acapulco	7	40
Chihuahua	10	40
Ciudad Juárez	6	20
Culiacán	9	20
Durango	3	40
Mazatlán	7	22
Monterrey	24	38
Reynosa	4	18
San Luis Potosí	5	20
Tampico	6	22
Torreón	5	20
Zacatecas	3	20
Zihuatanejo	6	20
________________
(1)	2010 figures.
(2)	Air traffic movements per hour.

The following table sets forth the air traffic movements for each of our airports for the periods indicated.

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2006	2007	2008	2009	2010
Acapulco	28,015	30,016	30,248	26,671	25,843
Chihuahua	36,681	37,992	35,989	33,635	35,829
Ciudad Juárez	19,612	23,567	21,059	15,114	15,756
Culiacán	55,691	61,675	43,771	39,044	46,226
Durango	15,672	17,112	16,255	15,981	19,455
Mazatlán	24,046	25,292	25,942	23,514	22,687
Monterrey	101,736	116,826	110,150	85,260	90,216
Reynosa	7,877	9,483	10,403	8,388	8,267
San Luis Potosí	22,150	23,696	22,184	20,236	21,212
Tampico	22,730	27,938	24,453	20,575	21,348
Torreón	21,546	25,101	22,923	15,861	15,436
Zacatecas	10,381	9,169	9,001	8,742	9,936
Zihuatanejo	16,474	16,190	14,856	13,710	12,616
Total	382,611	424,057	387,234	326,731	344,827
__________________
(1)	Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	Year ended December 31,
	2006	2007	2008	2009	2010
Acapulco	35.5	35.2	36.0	31.5	28.5
Chihuahua	18.1	22.5	23.2	22.2	23.1
Ciudad Juárez	35.6	38.6	42.9	41.8	40.2
Culiacán	15.2	18.4	25.1	27.2	22.9
Durango	15.1	16.3	14.4	13.4	11.2
Mazatlán	34.1	35.8	32.1	31.6	33.3
Monterrey	51.6	56.1	59.8	61.0	59.6
Reynosa	17.4	20.2	23.8	25.7	24.0
San Luis Potosí	10.3	11.2	11.8	10.2	10.5
Tampico	21.3	20.8	23.8	22.9	21.1
Torreón	19.0	20.8	21.0	24.9	21.9
Zacatecas	32.0	30.2	29.7	28.8	27.0
Zihuatanejo	41.4	41.7	43.4	39.8	39.4
Average of all airports	30.8	33.5	36.3	35.3	33.6
_________________
(1)	Includes total passengers divided by total air traffic movements.

Metropolitan Area

Monterrey International Airport

Monterrey International Airport is our most important airport in terms of passenger traffic (including both domestic and international passengers), air traffic movements and contribution to revenues.  According to the Mexican Bureau of Civil Aviation, Monterrey International Airport was the fourth busiest airport in México in 2010, in terms of commercial aviation passenger traffic.  In 2008, 2009 and 2010 it accounted for approximately 46.8%, 45.1% and 46.4%respectively, of our terminal passenger traffic.

In 2008, 2009 and 2010 a total of 6.6 million terminal passengers, 5.2 million terminal passengers and 5.4 million terminal passengers respectively, were served by Monterrey International Airport.  Of the terminal passengers in 2008, 85.5% were domestic and 14.5% were international passengers.  In 2009, 86.9% were domestic and 13.1% were international passengers.  In 2010, 85.1% were domestic and 14.9% were international passengers.  This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 10 commercial airlines operate at this airport.  The principal ones are VivaAerobus, Aeroméxico, Interjet and Aeroméxico Connect.  Aeroméxico Connect started flying to Miami on June 28, 2010 and to Houston on July 2, 2010.  VivaAerobus started flying to Los Mochis, Cd.  Obregón and Morelia on April 13, 2010.  They started a route to México City on April 26, 2010, Tampico on June 2, 2010 and Houston and Tuxtla Gutierrez on July 2, 2010.  The principal non-Mexican airlines operating at this airport are American Airlines, Continental and Delta Airlines.  Airlines operating at this airport serve 38 direct destinations.  Of these direct destinations, 29 are domestic and 9 are international.  The principal direct routes from this airport are México City, Cancún, Guadalajara, Toluca, Veracruz, Hermosillo, Tijuana, Chihuahua, Houston, Dallas, Las Vegas, Atlanta and Detroit.  Domestic traffic was affected by the suspension of Aviacsa on July 6, 2009, as well as by the suspension of Grupo Mexicana (Mexicana, Mexicana Link and Mexicana Click) on August 28, 2010.  Since 2005, we have entered into agreements with five new Mexican carriers for the operation of various additional routes to and from the airport.  In addition, two of those new Mexican carriers have elected to establish their headquarters at this airport, one of which is VivaAerobus.

Monterrey International Airport is located approximately 21 kilometers (13 miles) from the city of Monterrey, which has a population (including its suburbs) of approximately 3.9 million inhabitants.  Monterrey is México’s third largest city in terms of population and is one of México’s most productive industrial centers.  It is home to many of México’s largest companies in a wide variety of industries, as well as several major universities.  Monterrey is the capital of the state of Nuevo León, the third highest contributor to México’s gross domestic product (GDP).  As home to most of Nuevo Leon’s industry, Monterrey generates roughly 91.6% of the state’s GDP.

Monterrey International Airport operates 24 hours daily.  The airport currently has two operating runways, one with a length of 3,000 meters (9,842 feet), and the other with a length of 1,800 meters (5,905 feet).  The airport’s runway capacity is 38 air traffic movements per hour.  The airport also has an instrument landing system (ILS).  The airport occupies a total area of 821 hectares (88,371,705 square feet).  The airport’s facilities include a commercial passenger terminal building with a total area of approximately 28,966 square meters (311,787 square feet), of which 7,035 square meters (75,729 square feet) is commercial space, a 29-position apron for commercial aviation, a two-position apron for air freight, a ten-position apron for general aviation, five taxiways, nine air bridges, an ample boarding lounge for passengers making connections with other flights, and other boarding lounges.  Currently, the airport has 11 gates for international or domestic flights.

In November 2006 we completed the construction of a new temporary passenger Terminal C building with a total area of approximately 4,800 square meters (51,668 square feet) to handle additional traffic from the new airlines serving the airport.  This new Terminal, which commenced operation at year-end 2006, is mainly used by the low cost carrier VivaAerobus.  The Terminal C has four boarding gates and serves five aircraft positions.  In October 2007, in response to the request of low cost carrier VivaAerobus, we started an expansion for the passenger Terminal C.  In particular, this expansion would lead to a development of a commercial area with 9 leased spaces for duty free, snacks, and boutiques, an enlargement of the waiting lounge and the construction of an additional baggage claim area with space for the principal customs and migration authorities.  The aggregate expansion would amount to additional 2,794 square meters (or 30,075 square feet).

On June 4, 2007, construction began on Terminal B of the Monterrey International Airport.  Terminal B started operations on September 1, 2010 and is used by Aeroméxico and Aeroméxico Connect.  Subsequently, Delta Airlines began to operate at this same terminal as of October 4, 2010.  Terminal B has the capacity to service 2.0 million passengers per year.  The 21,000 square meter (226,049 square feet) facility has two levels plus a mezzanine, and includes six passenger jet ways, seven contact positions for regional planes and four remote parking positions.  Our affiliate ICA was engaged to construct the foundation, procure, fabricate and assemble the metallic structure and install the three-dimensional roofing structure for the facility.  The relevant agreement was approved, in accordance with our Related Party Guidelines, by our Board of Directors upon the recommendation of our Committee responsible for Corporate Practices Functions, which concluded that the contract is on terms that the Committee believes are arm’s length.

With an area of 60,000 square meters (645,840 square feet) for freight operations, Monterrey International Airport is the leading air-cargo terminal in northern México.  The airport offers one of México’s most attractive air shipping options, both as a final destination and as a logistical hub.  Its current infrastructure servicing air cargo operations includes, among other facilities, terminal warehouses (including a 4,000 square meter (43,056 square foot) terminal warehouse occupied by United Parcel Service, Federal Express since 2004, DHL since January 2010 and OMA Carga, which we operate directly), merchandise checkpoint platforms (which can service nine trailers simultaneously), and parking for 359 cars and 32 trailers.  Roadways suitable for trailers and cars that serve the terminal and x-ray facilities are available.

In 2004, we completed a remodeling of the Monterrey International Airport Terminal A.  Among the upgraded facilities introduced to the public were automatic check-in kiosks, internet access points, new VIP lounges, and lounge areas for passengers awaiting connecting or regional flights.

Within our plans for future expansion of the Monterrey International Airport, on February and June 2007, March and May 2008, July and December 2009 and February, July and December, 2010, we completed the acquisition of land surrounding the airport for an aggregate surface of 777 hectares for an aggregate price of Ps. 1,559,380,526 (U.S.$ 126,222,704).

As part of our strategy of offering incentives to carriers to encourage them to operate new routes and take other measures expected to increase passenger traffic at our airports, on November 22, 2006, we delivered a notice to the Mexican National Air Transportation Board setting forth certain criteria that carriers operating at the Monterrey International Airport must meet in order to receive a discount equal to Ps. 75.00 per terminal passenger on passenger charges (representing approximately a 40% discount from our usual passenger charge).

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

Tourist Destinations

Acapulco International Airport

Acapulco International Airport is our fifth most important airport in terms of passenger traffic, air traffic movements and contribution to revenues.  According to the Mexican Bureau of Civil Aviation, Acapulco International Airport was the sixteenth busiest airport in México in 2010, in terms of commercial aviation passenger traffic.  In 2008, 2009 and 2010 it accounted for approximately 7.7%, 7.3% and 6.4% respectively, of our terminal passenger traffic.

In 2008, 2009 and 2010 a total of 1,087,974 terminal passengers, 839,048 terminal passengers and 736,878 passengers, respectively, were served by Acapulco International Airport.  Of the terminal passengers in 2008, 75.2% were domestic and 24.8% were international.  In 2009, 75.9% were domestic and 24.1% were international.  In 2010, 74.3% were domestic and 25.7% were international.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of thirteen commercial airlines (9 regular airlines and 4 charter airlines) operated at the airport during 2010.  The principal Mexican airlines are Aeroméxico Connect, Aeroméxico, Interjet, Volaris, and VivaAerobus.  The principal non-Mexican airlines operating at the airport are American Airlines and Continental Airlines.  Regular airlines operating at this airport serve 5 direct destinations and Charter airlines operate 8 charter routes.  Of these destinations, México City, Toluca, Houston, Tijuana and Monterrey are the most popular.

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

Acapulco International Airport is located approximately 15 kilometers (9 miles) from the city of Acapulco in the state of Guerrero, which has a population (including its suburbs) of 863,431. Guerrero is México’s twelfth largest state in terms of population and the city of Acapulco is one of México’s most recognized tourist destinations, of particular importance as a port of embarkation and disembarkation for cruise ships.  We believe that these cruise ship passengers could represent a significant portion of the airport’s terminal passengers.

Acapulco International Airport operates 24 hours daily.  The airport has two operating runways and six taxiways.  The principal runway has a length of 3,300 meters (10,827 feet) and the auxiliary runway has a length of 1,700 meters (5,577 feet).  The apron servicing commercial aviation accommodates 15 airplanes.  Two of these spaces accommodate a B-737 model or equivalent, another two accommodate a B-747-400 model or equivalent, and the remaining eleven accommodate a B-757 model or equivalent.  Three of the 15 spaces have mechanical boarding bridges and 17 of the spaces have oil pumps.  The apron servicing general aviation accommodates 28 aircrafts.

The runway capacity at Acapulco International airport is 40 air traffic movements per hour.  The airport also has an instrument landing system (ILS), which provides precise guidance to assist aircraft during landing.  The airport occupies a total area of 448.7 hectares (48,297,666 square feet) and has two buildings, one for commercial aviation and the other one for executive or general aviation.  The building for commercial aviation has four floors and occupies a total area of 19,943 square meters (214,666 square feet), of which 1,545 square meters (16,632 square feet) is commercial space.  Besides having the ILS, runway 10-28 has approach lights and flashes on both headers.

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

Due to its technical and geographic characteristics, Acapulco International Airport is the primary alternate airport of México City.  The length of the airport’s runway as well as its elevation and average temperature makes it possible to operate airplanes at their maximum passenger, freight, and fuel capacities.  There is currently no airport in closer proximity to the airport of México City with better air traffic conditions than those of the Acapulco International Airport.

Mazatlán International Airport

Mazatlán International Airport is our fourth most important airport in terms of passenger traffic.  According to the Mexican Bureau of Civil Aviation, Mazatlán International Airport was the fifteenth busiest airport in México in 2010, in terms of commercial aviation passenger traffic.  In 2008, 2009 and 2010 it accounted for approximately 5.9%, 6.5% and 6.5% respectively, of our terminal passenger traffic.

In 2008, 2009 and 2010 a total of 833,714 terminal passengers, 743,556 terminal passengers and 756,122 terminal passengers, respectively, were served by Mazatlán International Airport.  Of the terminal passengers in 2008, 52.4% were domestic and 47.6% were international.  In 2009, 53.1% were domestic and 46.9% were international.  In 2010, 52.4% were domestic and 47.6% were international.  The airport’s passengers are predominantly domestic tourists who come from México City, Monterrey and Tijuana among other cities, and international tourists who come primarily from the United States and Canada.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of twelve commercial airlines operate at the airport (10 regular airlines and 2 charter airlines).  The Mexican airlines are Aeroméxico Connect, VivaAerobus, Volaris and Magnicharters.  During 2008, four airlines ceased their operations at the airport: Aerocalifornia was suspended on July 24, 2008; Delta ceased its operations at the airport on July 16, 2008; Aeroméxico ceased its operations at the airport on September 12, 2008; and Alma de México ceased its operations at the airport and filed for bankruptcy on November 7, 2008.  As of June 10, 2008, Mexican regulatory authorities temporarily suspended Magnicharter’s operations due to safety issues.  The airline then resumed its operations two weeks after its suspension.  Since August 2009, Mexicana Click and Mexicana Link carried on the operations of Cia Mexicana de Aviacion, but on August 28, 2010 they ceased their operations at the airport.

The non-Mexican airlines operating at the airport are Alaska Airlines, US Airways, WestJet, Continental Airlines and Frontier Airlines.  The airlines’ operations at the airport serve 11 direct destinations during all the year in regular form.  Of these destinations, México City, Monterrey, Tijuana, La Paz and Guadalajara are the national routes.  VivaAerobus started operating the Mazatlán-México route on October 1, 2010.  Under the amended bilateral aviation agreement entered into between México and the United States in December 2005, the international routes are Phoenix, Los Angeles and Houston.  The non-Mexican airlines operate the international routes coming from Phoenix and Los Angeles in the United States, and from Calgary, Winnipeg, Edmonton, Toronto, Vancouver and Saskatoon in Canada.

Mazatlán International Airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of 438,434.  Mazatlán is the principal tourist destination of the Sinaloa region, with about 9,600 hotel rooms, according to the Mexican Ministry of Tourism.  Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

Mazatlán International Airport operates 24 hours daily.  Its runway capacity is 22 air traffic movements per hour.  The airport occupies approximately 458 hectares (49,298,709 square feet) of land.  The airport’s facilities include a terminal building with a total area of 16,300 square meters (175,453 square feet), of which 1,667 square meters (17,940 square feet) is commercial space.  The airport has a 71,709-square-meter (771,595-square-feet) commercial aviation apron with ten positions and a 33,669-square-meter (362,268-square-feet) general aviation apron with 60 positions.  In addition, the airport has four air bridges, multiple boarding lounges, and a public parking facility that accommodates 152 vehicles and included 5 handicapped spots.  The airport’s runway is 2,702 meters (8,865 feet) long, with four taxiways that connect the commercial and general aviation platforms.

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

Zihuatanejo International Airport

Zihuatanejo International Airport is our seventh most important airport in terms of passenger traffic.  According to the Mexican Bureau of Civil Aviation, Zihuatanejo International Airport was the twenty-second busiest airport in México in 2010, in terms of commercial aviation passenger traffic.  In 2008, 2009 and 2010 it accounted for approximately 4.6%, 4.7% and 4.3% respectively, of our terminal passenger traffic.

In 2008, 2009 and 2010 a total of 644,029 terminal passengers, 545,051 terminal passengers, and 496,523 terminal passengers respectively, were served by Zihuatanejo International Airport.  Of the terminal passengers in 2008, 57.5% were domestic and 42.5% were international.  In 2009, 58.2% were domestic and 41.8% were international.  In 2010, 57.1% were domestic and 42.9% were international.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican economic conditions.

A total of nine commercial airlines operate at the airport (6 regular airlines and 3 charter airlines); the principal domestic airlines are Interjet and Aeroméxico Connect.  Non-Mexican airlines operating at the airport include Alaska Airlines, Continental and US Airways.  Alma ceased service to Zihuatanejo in April 2008 and filed for bankruptcy on November 7, 2008.  Airlines operating at this airport serve 5 regular destinations during the year.  Of these destinations, México City, Los Angeles, Toluca, Houston and Phoenix are the principal direct routes.

Zihuatanejo International Airport is located approximately 12 kilometers (7 miles) from the city of Zihuatanejo.  Situated in the state of Guerrero and with a population of 118,211 people, the city of Zihuatanejo is one of México’s most attractive tourist destinations, with approximately 6,004 hotel rooms according to Mexican Ministry of Tourism, a marina, world-class golf courses and a growing residential real estate market.

Zihuatanejo International Airport operates 14 hours daily, from 7:00 a.m. to 9:00 p.m., with an extended schedule from 5:00 a.m. to 12:00 a.m. The airport has one runway, which is 2,500 meters (8,202 feet) long with a runway capacity of 20 air traffic movements per hour.  The airport’s facilities include a terminal building encompassing an area of 6,905 square meters (74,325 square feet), including,1,100 square meters (11,844 square feet) of commercial space.  It has a six-position commercial aviation apron, a 30-position general aviation apron and two taxiways.  The airport has four gates for international or domestic flights.

The quality of services offered at the Zihuatanejo International Airport has improved as a result of the recent expansion and renovation of the baggage claim, passenger waiting and commercial areas.

Regional Cities

Chihuahua International Airport

Chihuahua International Airport is our third most important airport in terms of passenger traffic, air traffic movements and contribution to revenues.  According to the Mexican Bureau of Civil Aviation, Chihuahua International Airport was the fourteenth busiest airport in México in 2010, in terms of commercial aviation passenger traffic.  In 2008, 2009 and 2010 it accounted for approximately 5.9%, 6.5% and 7.1% respectively, of our terminal passenger traffic.

In 2008, 2009 and 2010 a total of 833,793 terminal passengers, 745,165 terminal passengers, and 828,123 terminal passengers respectively, were served by Chihuahua International Airport.  Of the terminal passengers in 2008, 89.7% were domestic and 10.3% were international.  In 2009, 90.8% were domestic and 9.2% were international.  In 2010, 91.7% were domestic and 8.3% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight commercial airlines operate at the airport, of which the principal ones are Aeroméxico, Aeroméxico Connect (formerly Aerolitoral), VivaAerobus and Interjet.  Aeroméxico Connect started flying to Albuquerque on February 9, 2009, and ended this route on January 8, 2010.  Mexicana Link started flying to Chihuahua, Torreón and Guadalajada on September 17, 2009, and stopped flying these routes on August 23, 2010.  These routes accounted for approximately 0.8% of this airport’s revenue in 2009.  On October 22, 2008, the low-cost airline Volaris began operating a direct route to Toluca.  Mexicana Click started flying to México City with three flights per day as of July 1, 2010 and ended this route on August 28, 2010.  Airlines operating at this airport serve nine destinations.  The principal routes are México City, Monterrey, Guadalajara, Houston and Dallas.  On September 2010 the low-cost airline Volaris and Interjet changed the Toluca destination for México City.

Mexican regulatory authorities suspended Aerocalifornia’s operations effective July 24, 2008.  This airline accounted for 2.8% of our total terminal passengers in 2008.  Alma ceased its operations after filing for bankruptcy on November 7, 2008.  Alma accounted for 5.21% of our total terminal passengers in 2008.

Chihuahua International Airport is located approximately 18 kilometers (11 miles) from the City of Chihuahua, which is the capital of the state of Chihuahua.  The city’s population is 819,543.  The state of Chihuahua ranks fifth largest in terms of GDP.  Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

Chihuahua International Airport operates 14 hours daily, from 7:00 a.m. to 9:00 p.m. (local time), with an extended schedule from 5:00 a.m. to 12:00 a.m. The airport has two runways, with lengths of 2,620 meters (8,596 feet), and 1,100 meters (3,609 feet), respectively.  The runway system has a capacity of 40 air traffic movements per hour.  The airport occupies a total area of approximately 921.4 hectares (99,178,670 square feet).  The airport’s facilities include a terminal building with a total area of approximately 6,292 square meters (67,724 square feet), including 807 square meters (8,687 square feet) of commercial space, a seven-position apron for commercial aviation, a 21-position apron for general aviation, four taxiways, a two-position apron for airfreight and one air bridge.  The airport has four gates for international or domestic flights.

To accommodate growing demand for airfreight services and an expanding local economy, we completed the construction of a cargo area, which includes a warehouse, a customs office, x-ray zones, storage areas and packaging offices.  We currently operate all international cargo operations at this airport directly.

Culiacán International Airport

Culiacán International Airport is our second most important airport in terms of passenger traffic, air traffic movements and contribution to revenues.  According to the Mexican Bureau for Civil Aviation, Culiacán International Airport was the eleventh busiest airport in México in 2010, in terms of commercial aviation passenger traffic.  In 2008, 2009 and 2010 it accounted for approximately 7.8%, 9.2% and 9.1% respectively, of our terminal passenger traffic.

In 2008, 2009 and 2010 a total of 1,099,038 terminal passengers, 1,062,893 terminal passengers and 1,059,904 terminal passengers respectively, were served by Culiacán International Airport.  Of the terminal passengers in 2008, 97.1% were domestic and 2.9% were international passengers.  In 2009, 98.6% were domestic and 1.4% were international.  In 2010, 98.6% were domestic and 1.4% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation.  In 2008, 2009 and 2010 commercial aviation accounted for approximately 96.2%, 96.4% and 95.4%respectively, and general aviation accounted for approximately 3.8%, 3.6% and 4.6% respectively, of the airport’s terminal passenger traffic.

A total of six commercial airlines regularly operate at the airport, the principal ones of which are Aeroméxico, Aeroméxico Connect (formerly Aerolitoral), Volaris, VivaAerobus and Interjet.  Since 2009, VivaAerobus started flying from Culiacán to La Paz, Los Cabos and Guadalajara on January 12, January 15 and June 1, respectively.  Interjet started flying to México on February 4, 2009 and stopped flying to Tijuana on August 21, 2009.  On April 14, 2008, Avolar suspended its operations at the Culiacán airport as a consequence of the suspension of its operations by the Mexican regulatory authorities, followed by Aviacsa, which ceased its operations on May 12, 2008 (as a result of the high fuel prices).  Volaris and Aerocalifornia immediately absorbed the market served by Avolar.  Similarly, VivaAerobús immediately absorbed the market served by Aviacsa.  On July 24, 2008, the Mexican regulatory authorities suspended the operations of Aerocalifornia, due to safety concerns relating to the carrier’s fleet of aircraft.  Since its suspension, Aerocalifornia’s passenger portion to Tijuana and Guadalajara has been absorbed mainly by Volaris.  After its merger with Northwest, Delta ceased its operations at the Culiacán airport on August 17, 2008, and on April 30, 2008, Mexicana also canceled its Culiacán-Los Angeles route, leaving the direct Culiacán-Los Angeles route unattended.  Currently, Aeroméxico Connect serves the Culiacán-Los Angeles route with a layover in Hermosillo.

Airlines operating at this airport serve 8 direct destinations, which are Tijuana, México City, Monterrey, Guadalajara, Toluca, Hermosillo, La Paz, Mexicali, and San José del Cabo.

Culiacán International Airport is located approximately 12 kilometers (7 miles) from downtown of the city of Culiacán, whose population is 994,241 in the whole municipality.  Culiacán is the capital of the state of Sinaloa, an important producer of beef and agricultural products.  The potential for growth of exports to the United States could generate an increase cargo operations at this airport, though we can offer no assurances that such growth will in fact occur or that cargo operations would increase as a result thereof.

Although Culiacán International Airport operates 16 hours daily, from 6:00 a.m. to 10:00 p.m. (local time), it frequently extends its hours of operation to service either cargo operations or late scheduled commercial flights.  Its runway capacity is 12 to 15 air traffic movements per hour.  The airport occupies a total area of 289.9 hectares (31,204,576 square feet) and has two air bridges.

Within the development of the Culiacán International Airport, on May 2008 we completed the acquisition of land surrounding the airport for an aggregate surface of 32.5 hectares (3,498,270 square feet) at an aggregate price of Ps. 32.5 million (U.S.$  3.1 million).

In 2002, in order to improve efficiency, we completed the construction of a new 8,046-square meter (86,607-square foot) terminal that includes 1,148 square meters (12,354 square feet) of commercial space, a boarding lounge, 15 commercial establishments, a 238-space public parking area, a 73-space parking area for employees and authorities, a five-position apron for commercial aviation and two air bridges.  In 2009, the commercial apron was reconfigured to simultaneously park up to eight aircraft and still have the capacity to simultaneously accommodate up to five type C aircraft and at least one type B (regional) aircraft.

Culiacán International Airport also includes military installations.  The presence of these installations amid their operational activity may at some point affect the airport’s runway capacity at peak hours, thus affecting its civil aviation operations.  Military activity has been lately intensive in helicopter usage.

Durango International Airport

In each of 2008, 2009 and 2010 Durango International Airport accounted for approximately 1.7%, 1.9% and 1.9% respectively, of our terminal passenger traffic.

In 2008, 2009 and 2010 a total of 233,471 terminal passengers, 213,394 terminal passengers and 217,230 terminal passengers respectively, were served by Durango International Airport.  Of the terminal passengers in 2008, 90.3% were domestic and 9.7% were international.  In 2009, 92.0% were domestic and 8.0% were international.  In 2010, 91.1% were domestic and 8.9% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of two commercial airlines currently operate at the airport: Aeroméxico Connect (formerly Aerolitoral) and Contienental.  On April 14, 2008, Avolar suspended its operations at Durango as a consequence of the suspension of its operations by the Mexican regulatory authorities.  On July 24, 2008, the Mexican regulatory authorities suspended also the operations of Aerocalifornia due to safety concerns relating to the carrier’s fleet of aircraft.  On October 26, 2008, Aeroméxico cancelled the Durango-Chicago route.  Aeroméxico Connect operates the Durango-Chicago route for part of the year with a smaller aircraft (100 seats).  Aeroméxico started flying this route in December 2009.

From February to September 2009, Interjet operated in the Durango International Airport serving the Durango-México route.  During the summer of 2009, Interjet served the Durango-Tijuana route.  As of September 2009, Interjet canceled its operations in the Durango International Aiport.

From April to September 2010, Mexicana Link operated in the Durango International Airport serving the Durango-México route.

Airlines operating at this airport service 3 direct destinations throughout the entire year and 1 international seasonal route.  Of these, México City, Tijuana, and Houston were the most important routes at the end of the year 2010.

Durango International Airport is located approximately 16 kilometers (10 miles) from the City of Durango, which has a population of 582,267.  The state of Durango is rich in natural resources and is México’s leading producer of wood, gold and bentonite, and the second leading producer of silver.

Durango International Airport operates 14 hours daily, from 6:00 a.m. to 8:00 p.m. (local time).  The airport’s runway is 2,700 meters (8,857 feet) long.  The runway has five taxiways and a capacity of 40 air traffic movements per hour.

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

In 2010, Durango International Airport opened an additional terminal building specifically focused on general aviation passengers, which have increased at an average rate of 9% over the past 6 years.

San Luis Potosí International Airport

In 2008, 2009 and 2010 San Luis Potosí International Airport accounted for approximately 1.9%, 1.8% and 1.9% respectively, of our terminal passenger traffic.

In 2008, 2009 and 2010 a total of 261,049 terminal passengers, 206,500 terminal passengers and 222,854 terminal passengers, respectively, were served by San Luis Potosí International Airport.  Of the terminal passengers in 2008, 68.4% were domestic and 31.6% were international.  In 2009, 70.1% were domestic and 29.9% were international.  In 2010, 65.4% were domestic and 34.6% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport, which are Aeroméxico Connect (formerly Aerolitoral), Aeromar, Continental Airlines and American Eagle.  Aeroméxico Connect stopped flying to Monterrey on April 4, 2009 and Aeromar started flying from San Luis Potosí to Monterrey on October 5, 2009.  Airlines operating at this airport serve four destinations.  Of these destinations, the airport’s most important direct routes are México City, Dallas, Houston and Monterrey.

San Luis Potosí International Airport is located approximately 15 kilometers (9 miles) from the northeast city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of 772,604.  The city of San Luis Potosí is equidistant (300 kilometers approximately) from three of the most important cities in México (México City, Guadalajara and Monterrey).  It is located within an area that represents 80%, in the aggregate, of México’s total economic consumption, making it a natural distribution center for packing and shipping companies.  We are developing efforts to take advantage of this potential for cargo activities.  For example, in 2005, in collaboration with Estafeta Mexicana S.A. de C.V., a major Mexican airfreight company, we completed the construction of an international cargo facility at this airport, which Estafeta Mexicana now occupies.  Estafeta Mexicana distributes approximately 100,000 shipments to over 2,500 destinations daily, has a network of 415 offices and several concessionaires, operates Boeing 737-300F and Bombardier CRJ aircraft flying daily to 12 domestic and 2 international destinations and maintains 1,500 vehicles for urban and interstate transportation.  The facilities include a three-position platform for cargo activities.

The airport operates 24 hours daily and can serve as an alternate airport for México City.  The airport has two runways and main runway capacity of 20 air traffic movements per hour.  The principal runway is 3,000 meters (9,843 feet) long and the secondary runway is 1,000 meters (3,281 feet) long.  The airport has an extension of 527 hectares and has an elevation of 6,070 feet (1,850 meters) above sea level.  The average temperatures in the Airport vary from 81° Fahrenheit (ºF) to 86 ºF (27 ºC to 30 ºC).  With a total area of 527.7 hectares (56,801,155 square feet), the airport’s facilities include a terminal building with approximately 2,613 square meters (28,126 square feet), including 306 square meters (3,293 square feet) of commercial space, a three-position platform for commercial aviation, a 26-position platform for general aviation, three taxiways and a boarding lounge.  The airport’s NAVAIDS facilities include PAPIs, VOR and ILS (instruments landing system) on the main runway.

The terminal building was remodeled in 2003.  As a result of the recent improvement and expansion project, the airport’s terminal building now includes additional arrival space with approximately 539 square meters for international and domestic flights.  Recent improvements to the airport included the addition of separate domestic and international baggage claim areas.

Tampico International Airport

According to the Mexican Bureau of Civil Aviation, Tampico International Airport was the 25th busiest airport in México in 2010, in terms of commercial aviation passenger traffic.  In 2008, 2009 and 2010 it accounted for approximately 4.1%, 4.1% and 3.9% respectively, of our terminal passenger traffic.

In 2008, 2009 and 2010 a total of 582,328 terminal passengers, 470,304 terminal passengers and 451,005 terminal passengers respectively, were served by Tampico International Airport.  Of the terminal passengers in 2008, 91.2% were domestic and 8.8% were international.  In 2009, 91.6% were domestic and 8.4% were international.  In 2010, 89.9% were domestic and 10.1% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

At the beginning of 2010, four commercial airlines operated at the airport, the principal ones being Aeroméxico Connect (formerly Aerolitoral), Interjet, Continental and Vivaaerobus.  On June 2, 2010 VivaAerobus began operating a flight to Monterrey.  On August 28, 2010 Click Mexicana ceased operations at the airport.

In the fourth quarter of 2010, four commercial airlines operated at this airport serving three direct destinations:  México City, Monterrey and Houston.  On October 8, 2010 Aeroméxico Connect cancelled the Tampico-Veracruz route.

Tampico International Airport serves the industrial zone of Tampico, Ciudad Madero and Altamira, which have a combined population of 706,771. This industrial zone is home to companies in the petroleum and chemical industries.

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

The airport’s total area is 391.7 hectares (42,162,237 square feet).  Its facilities include a 6,250 square meter (67,275 square feet) terminal building, of which 536 square meters (5,766 square feet) are commercial spaces.  It has a four-position apron for commercial aviation, a 36-position apron for general aviation, two taxiways and a boarding lounge.  During 2009, the position apron for commercial aviation was remodeled, increasing to seven positions its capacity for aircraft category “C”.

The Tampico International Airport terminal was recently remodeled to include additional commercial space and an exhibition area.

The Tampico International Airport is located in the middle of the city.  As a result, the State of Tamaulipas, along with the cities of Tampico, Ciudad Madero and Altamira, have been promoting a relocation project that would benefit the city of Tampico and improve the area’s air transportation.  The proposal is to build a new airport 15 km away from the Port of Altamira and 30 km away from its current location.  The land has already been acquired by the state government.  We have signed an agreement with the state government and the Ministry of Communications and Transportation to develop studies and a development plan for the new airport.  Technical and aeronautical studies have been concluded successfully while the process of transferring the concession rights and goods from one airport to another is currently being defined.  The relocation of the current airport will allow the city of Tampico to plan the development of infrastructure, commerce and services in that space.  The new airport is expected to benefit from its location, with the opportunity to serve a bigger region and to develop an integrated transport and logistics hub.

Torreón International Airport

In 2008, 2009 and 2010, Torreón International Airport accounted for approximately 3.4%, 3.4% and 2.9% respectively, of our terminal passenger traffic.

In 2008, 2009 and 2010 a total of 481,265 terminal passengers, 394,377 terminal passengers and 338,003 terminal passengers respectively, were served by Torreón International Airport.  Of the terminal passengers in 2008, 84.0% were domestic and 16.0% were international.  In 2009, 86.5% were domestic and 13.5 % were international.  In 2010, 84.8% were domestic and 15.2% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport, serving five direct destinations: México City, Chihuahua Guadalajara, Houston and Dallas.  Mexicana Link ceased flying the routes from Torreón to México City on August 27, 2010, and it cancelled the Guadalajara and Chihuahua routes on February 20, 2010.

The principal commercial airlines are Aeroméxico, Aeroméxico Connect (formerly Aerolitoral), Continental and American Airlines.  Mexicana Link was also included in this group from September 2009 through August 2010.  After its merger with Northwest, Delta ceased its operations at the Torreón airport on August 15, 2008, leaving the direct route Los Angeles-Torreón-Los Angeles unserviced.  On July 24, 2008, the Mexican regulatory authorities suspended the operations of Aerocalifornia due to safety concerns relating to the carrier’s fleet of aircraft.  On November 7, 2008, Alma ceased its operations and filed for bankruptcy on November 7, 2008.

Torreón International Airport is located in the city of Torreón, which is part of the La Laguna region, which is México’s top dairy-producing region and an important industrial and commercial region, with nearly 300 maquiladoras.  Approximately 639,629 people live in the city of Torreón and about 1.2 million live in La Laguna region.

Torreón International Airport operates 18 hours daily, from 7:00 a.m. to 11:59 p.m. (local time).  The airport has two runways.  The principal runway measures 2,750 meters (9,022 feet) in length and the secondary runway measures 1,740 meters (5,709 feet) in length.  The airport has a runway capacity of 20 air traffic movements per hour.

The airport’s total area is 460 hectares (49,513,987 square feet).  Its facilities include a terminal building, an eight-position apron for commercial aviation, a 14-position apron for general aviation, two taxiways, two boarding lounges, several VIP lounges, one air bridge and one boarding bridge.  The terminal building occupies approximately 5,275 square meters (56,780 square feet), including 547 square meters (5,888 square feet) of commercial space.

Zacatecas International Airport

In 2008, 2009 and 2010 Zacatecas International Airport accounted for approximately 1.9%, 2.2% and 2.3 respectively, of our terminal passenger traffic.

In 2008, 2009 and 2010 a total of 267,344 terminal passengers, 251,602 terminal passengers, and 268,577 terminal passengers respectively, were served by Zacatecas International Airport.  Of the terminal passengers in 2008, 70.2% were domestic and 29.8% were international.  In 2009, 65.9% were domestic and 34.1% were international.  In 2010, 69.3% were domestic and 30.7% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

Currently, the three Mexican commercial airlines that operate at the airport are Volaris, Transportes Aeromar, and Aeroméxico Connect, which serve three direct destinations.  The airport’s national routes are México City and Tijuana.  International air traffic was negatively affected by Mexicana’s suspension.  Routes from Zacatecas to Oakland, Los Angeles and Chicago were operated by this airline.  Delta and Avolar ceased their operations on August 17, 2008 and on April 14, 2008, respectively.

Located in the center of México, the state of Zacatecas (of which the city of Zacatecas is the capital) is México’s leading silver producer and second leading producer of lead, copper, zinc and gold.  The state of Zacatecas has a population of approximately 1.5 million.

The airport currently operates 24 hours daily.  The airport has one runway, which measures 3,000 meters (9,843 feet) in length.  The runway capacity is 20 air traffic movements per hour.

The airport’s total area is 218 hectares (23,465,324 square feet).  The terminal building is 3,700 square meters (39,827 square feet), of which 323 square meters (3,474 square feet) is commercial area.  It has a three-position apron for commercial aviation, a 12-position apron for general aviation, a boarding lounge, and a parking lot with 202 parking spaces.

In June 2010, the airport opened a newly constructed international arrivals gate with an area of 1,200 square meters.  In addition, the airport renovated the old arrivals gate creating a new gate with a total area of 1,867 square meters.  This new arrivals gate includes the old arrivals gate, the patio of maneuvers for ramp services, an extension of the walkway connector, new offices for government authorities, new carousels for checked-in luggage, air conditioning and new work equipment.  The total amount invested was Ps. 25 million.  As of December 31, 2010, after the renovations and expansions, the terminal building had a total surface area of 5,200 square meters, 320 square meters of which was built for commercial areas, which has shown 50% growth in the last two years.

Border Cities

Ciudad Juárez International Airport

In 2008, 2009 and 2010 Ciudad Juárez International Airport accounted for approximately 6.4%, 5.5% and 5.5% respectively, of our terminal passenger traffic.

In 2008, 2009 and 2010 a total of 903,129 terminal passengers, 631,111 terminal passengers, and 633,919 terminal passengers respectively, were served by Ciudad Juárez International Airport.  Of the terminal passengers in 2008, 2009 and 2010, 99.8% were domestic.

Four commercial airlines operate at the airport, serving 6 destinations.  The airport serves six direct routes: México City, Monterrey, Guadalajara, Chihuahua, Tijuana and Hermosillo.  On July 6, 2009,  Aviacsa stopped flying to this airport.

The airport is located in the city of Ciudad Juárez, which is near the U.S. border and has a population of 1,332,131.  The city is a major center of the maquiladora industry, with about 400 automobile, electric and textile plants.  Countries such as Singapore, Germany, France, Taiwan and the United States, as well as international companies such as Delphi, Lear, Toshiba, Johnson & Johnson, Ford and Motorola, have made investments in Ciudad Juárez.  In addition, because Ciudad Juárez is a popular entry point to the United States many of the airport’s passengers consist of Mexican migrant workers traveling to Ciudad Juárez in order to seek work in the United States.  Although the airport’s passengers are predominantly domestic, its passenger traffic and results of operations are affected by economic conditions in both México and the United States.

Ciudad Juárez International Airport operates 14 hours daily, from 7:00 a.m. to 9:00 p.m. (local time).  The airport has two runways.  The principal runway measures 2,700 meters (8,858 feet) in length with a capacity of 20 air traffic movements per hour, and the secondary runway measures 1,750 meters (5,741 feet) in length.

The airport’s total area is 921.4 hectares (99,178,670 square feet).  Its facilities include a terminal building of 4,275 square meters (46,016 square feet), consisting of 530 square meters (5,704 square feet) of commercial space, a boarding lounge and two air bridges.  The airport has a seven-position commercial aviation apron, a nine-position general aviation apron, a one-position freight services apron and three taxiways.  The airport has four gates for international and domestic flights.

A new international cargo terminal was completed in 2005, which we anticipate will allow the airport to grow as a center for the shipment and distribution of goods in México’s northern region.  The new terminal includes a cargo apron, a warehouse, customs offices and public parking facilities.

Reynosa International Airport

In 2008, 2009 and 2010 Reynosa International Airport accounted for approximately 1.8%, 1.9% and 1.7% respectively, of our terminal passenger traffic.

In 2008, 2009 and 2010 a total of, 247,339 terminal passengers, 215,392 terminal passengers and 198,138 terminal passengers respectively, were served by Reynosa International Airport.  Of the terminal passengers in 2008, 99.5% were domestic.  Of the passengers in 2009, 99.2% were domestic.  Of the passengers in 2010, 99.5% were domestic.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

Aeroméxico, Vivaaerobus and Aeromar operate at the airport serving México City, Veracruz and Poza Rica, respectively.  On October 2, 2009, VivaAerobus started flying from Reynosa, being the first low cost commercial airline to operate at this airport.  On September 1, 2010, Mexicana cancelled operations at this airport.  On November 7, 2008, Alma ceased its operations and filed for bankruptcy.  On November 30, 2008, Volaris ceased its operations at this airport.

The airport is located in Reynosa, a city with a population of 608,891 inhabitants bordering the United States near the Gulf of México.  The city is a major maquiladora center.  We believe that Reynosa’s robust industrial economic activity and proximity to the United States create the potential for growth in air cargo services.  In February of 2010, the airport started to operate an important customs facility which may help drive forward the development of air cargo at Reynosa International Airport over the long term.  In addition, because Reynosa is a popular entry point to the United States, many of the airport’s passengers consist of Mexican migrant workers traveling to Reynosa in order to seek work in the United States.  Although the airport’s passengers are predominantly domestic, its passenger traffic and results of operations are affected by economic conditions in both México and the United States.

Reynosa International Airport operates 12 hours daily, from 7:00 a.m. to 7:00 p.m. (local time).  The airport has one runway, which is 1,900 meters (6,234 feet) in length and has a runway capacity of 18 air traffic movements per hour.

The airport’s total area is approximately 418 hectares (44,993,146 square feet).  The terminal building is 2,640 square meters (28,416 square feet), which includes 137 square meters (1,471 square feet) of commercial area.  It has a three-position apron for commercial aviation, a 15-position apron for general aviation, two taxiways, one private hangar, a boarding lounge, and a public parking area with 150 spaces.  Additionally, in July 2010, a new general aviation terminal building opened for private aviation.  The building was created in order to improve the service of, and attract more, private air business.

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2010, over 9 international airlines and 8 Mexican airlines operated flights at our 13 airports.  Grupo Aeroméxico and Grupo Mexicana operated the most flights at our airports, followed by VivaAerobus and Interjet.  In 2010, revenues from Aeroméxico and its affiliates totaled Ps. 490 million (U.S.$ 39.6 million), revenues from Mexicana and its affiliates before they filed for bankruptcy protection were Ps. 173 million (U.S.$ 13.9 million), while revenues from VivaAerobus were Ps. 232 million (U.S.$ 18.7 million), representing 29.6%, 10.5% and 14.1%, respectively, of our aeronautical revenues from airline customers for 2010.  These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines.

Historically, traditional carriers such as Aeroméxico and Mexicana had represented a substantial majority of the Mexican commercial airline market.  In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2010, passengers traveling on discount and low-cost carriers, such as VivaAerobus, Interjet and Volaris, accounted for approximately 36% of our commercial aviation passenger traffic.  Since air transportation historically has been affordable only to the higher income segments of México’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has the potential to significantly increase the use of air transportation in México.

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

Until recently the Mexican government also owned Grupo Mexicana, whose subsidiaries include Mexicana and Click Mexicana (formerly known as Aerocaribe).  In December 2005, the Mexican government sold Grupo Mexicana to Grupo Posadas, S.A de C.V., the largest hotel operator in México.  Grupo Aeroméxico and Grupo Mexicana also control other airlines operating in our airports, including Aeroméxico Connect (formerly Aerolitoral) and Click Mexicana, as well as the largest provider of baggage and ramp handling services at our airports SEAT, a joint venture between Grupo Aeroméxico and Grupo Mexicana.

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

The following chart sets forth our principal air traffic customers as of December 31, 2010.

Principal Air Traffic Customers	Percentage of 2009 Aeronautical Revenues	Percentage of 2010 Aeronautical Revenues
Domestic:
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	27.8%	29.6%
VivaAerobus	11.0%	14.1%
Grupo Mexicana (Mexicana, Click Mexicana and MexicanaLink)	15.7%	10.5%
Interjet	9.4%	9.7%
Volaris	4.7%	5.6%
Grupo Aeromonterrey	1.8%	2.4%
Aviacsa	3.1%	0.5%
Other	10.0%	10.3%
Total Domestic	83.7%	82.7%

International:
Continental	5.8%	6.1%
American Airlines (including American Eagle)	3.9%	4.0%
Alaska Airlines	1.9%	1.7%
Delta	0.8%	1.2%
America West (including Mesa Airlines)	0.1%	0.2%
Charters	1.2%	0.7%
Other	2.6%	3.4%
Total International	16.3%	17.3%
Total	100.0%	100.0%

Complementary Services Customers

Our principal complementary services clients are two principal providers of ramp handling and baggage handling services, Menzies Aviation and AGN Aviation Services, which provided Ps. 9.0 million of revenues in the form of access fees in 2010.  Although Menzies is the primary provider of complementary services in our airports we earn only nominal portion of this revenue from Menzies.

Our primary catering client is Aerococina, S.A. de C.V., which provided Ps. 0.6 million in revenues in the aggregate in the form of access fees in 2010.

Principal Non-aeronautical Services Customers

As of December 31, 2010, we were party to approximately 875 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time-share sales and promotions services and tourist information and promotion services.  As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers.  In 2010, our largest commercial customers were Publitop (advertising), Aerocomidas (food and beverage), Dufry (duty free), Aeroboutiques  (duty paid stores), Wings  (food and beverage), Federal Express (leasing of warehouse space), Aeroméxico, American Express (VIP lounges for commercial aviation passengers) Estafeta (leasing of landing space) and ICCS e Interaccess (VIP lounges for executive aviation passengers).

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

However, since the Acapulco, Mazatlán and Zihuatanejo International Airports are substantially dependent on tourists, these airports face competition from competing tourist destinations.  We believe that the main competitors to these airports are those airports serving vacation destinations in México, such as Los Cabos, Cancún and Puerto Vallarta, and abroad, such as in Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic, other Caribbean islands and Central America.

The relative attractiveness of the locations we serve is dependent on many factors, some of which are beyond our control.  These factors include the general state of the Mexican economy, and to a significant degree the U.S. economy, and the attractiveness of other commercial and industrial centers in México that may affect the attractiveness of Monterrey and other growing population centers in our airport group, such as Ciudad Juárez and San Luis Potosí.  In addition, with respect to Acapulco, Mazatlán and Zihuatanejo, these factors include promotional activities and pricing policies of hotel and resort operators, weather conditions, natural disasters (such as hurricanes and earthquakes) and the development of new resorts that may be considered more attractive.  There can be no assurance that the locations we serve will continue to attract the same level of passenger traffic in the future.

The Auxiliary Services Agency currently operates 11 small airports in México’s northern region, which collectively served 709.4 thousand passengers in 2010, representing an increase of 1.6% from 2009 traffic mainly as a result of the increases in passenger traffic transported to and from the Ciudad Obregón International Airport and the Matamoros International Airport.

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

The Mexican Airport Law and the regulations under the Mexican Airport Law establish the general framework regulating the construction, operation, maintenance and development of Mexican airport facilities.  The Mexican Airport Law’s stated intent is to promote the expansion, development and modernization of México’s airport infrastructure by encouraging investment and competition.

Under the Mexican Airport Law, the holder of a concession granted by the Ministry of Communications and Transportation is required to construct, operate, maintain and develop a public service airport in México.  A concession generally must be granted pursuant to a public bidding process, except for:  (i) concessions granted to either (a) entities considered part of “the federal public administration” as defined under Mexican law or (b) private companies whose principal stockholder may be a state or municipal government; (ii) concessions granted to operators of private airports (who have operated privately for five or more years) wishing to begin operating their facilities as public service airports; and (iii) complementary concessions granted to existing concession holders.  Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand.  On June 29, 1998, the Ministry of Communications and Transportation granted 13 concessions to operate, maintain and develop the 13 principal airports in México’s Central North region to our subsidiaries.  Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process.  However, the process of selling Series BB shares currently representing 14.7% of our capital stock to our strategic stockholder pursuant to the privatization process was conducted through a public bidding process.  Each of our concessions was amended on September 12, 2000 in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.

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

To the best of our knowledge as of the date hereof, the constitutionality of the new Mexican National Assets Law has not been challenged in México’s court system.  If challenged in the future, a court could declare the tax void or determine an alternate amount.

Role of the Ministry of Communications and Transportation

The Ministry of Communications and Transportation is the principal regulator of airports in México and is authorized by the Mexican Airport Law to perform the following functions:

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

In addition, under the Mexican Organic Law of the Federal Public Administration (Ley Orgánica de la Administración Pública Federal), the Mexican Airport Law and the Mexican Civil Aviation Law, the Ministry of Communications and Transportation is required to provide air traffic control, radio assistance and aeronautical communications at México’s airports.  The Ministry of Communications and Transportation provides these services through Services for Navigation in Mexican Air Space, the Mexican air traffic control authority, which is a division of the Ministry of Communications and Transportation.  Since 1978, the Mexican air traffic control authority has provided air traffic control for México’s airports.

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

Scope of Concessions

We hold (through subsidiary holding companies) concessions granted to us by the Mexican government to use, operate, maintain and develop 13 airports in the Central North region of México in accordance with the Mexican Airport Law.  As authorized under the Mexican Airport Law, each of the concessions is held by one of our subsidiaries for an initial 50-year term beginning on November 1, 1998.  This initial term of each of our concessions may be renewed in one or more terms for up to an additional 50 years, subject to our acceptance of any new conditions imposed by the Ministry of Communications and Transportation and to our compliance with the terms of our concession.

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

Concession holders are required to provide airport security, which must include contingent and emergency plans in accordance with the regulations under the Mexican Airport Law.  The security regulations shall be implemented in accordance with the requirements set forth in the National Program for Airport Security.  In addition, the regulations pertaining to the Mexican Airport Law specify that an airport concession holder is responsible for the inspection of passengers and carry-on luggage prior to approaching the departure gates, and specify that the transporting airline is responsible for the inspection of checked-in luggage and cargo.  If public order or national security is endangered, the competent federal authorities are authorized to act to protect the safety of aircraft, passengers, cargo, mail, installations and equipment. As of June 1, 2010, the Mexican Bureau of Civil Aviation, along with the Ministry of Communications and Transportations, established new regulations for carry-on luggage.  The new regulations contain a list of prohibited items and restrictions on liquids, gels and aerosols.  These rules apply to carry-on luggage on both domestic and international flights.

The International Civil Aviation Organization established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We are currently purchasing and installing new screening equipment in all of our airports to facilitate our airline customers’ compliance with the new baggage screening guidelines.  Until we agree on the contractual terms for the operation of this equipment with the airlines and the new screening equipment becomes operational, checked baggage will continue to be screened by hand by each airline in order to comply with the screening guidelines.  In some countries, such as the United States of America, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the new equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus subject to potential liability, if Mexican law changes in the future.

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

During 2010, we negotiated the master development program for the 2011 to 2015 period with the Ministry of Communications and Transportation for each of our subsidiary concession holders.  This five-year program is in effect from January 1, 2011 until December 31, 2015.

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

In 2010, approximately 62.3% of our total revenues were earned from aeronautical services subject to price regulation under the maximum rates.

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

Historical Maximum Rates and Maximum Rates for 2011 through 2015

In 2000, the Ministry of Communications and Transportation set each airport’s maximum rates for the period from January 1, 2001 through December 31, 2005 in connection with the process for the opening of México’s airports to private investment.  These initial maximum rates are set forth in the concession for each airport.  In December 2005, the Ministry of Communications and Transportation set new airport maximum rates for the period from January 1, 2006 through December 31, 2010.  In December 2010,  the Ministry of Communications and Transportations set airport maximum rates for the period from January 1, 2011 through December 31, 2015.

The following tables set forth the maximum rates for each of our airports for the periods indicated under our 2006 to 2010 master development programs and under the master development programs that went into effect as of January 1, 2011.  These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.”

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
_______________________________
(1)
Expressed in constant pesos as of December 31, 2010, as required by the maximum rate regulation. The maximum rate for each succeeding year from 2006 is reduced by the efficiency factor of 0.75% per year.

Current Maximum Rates(1)

	Year ended December 31,
	2011	2012	2013	2014	2015
Acapulco	180.47	179.21	177.95	176.71	175.48
Ciudad Juárez	141.19	140.20	139.21	138.24	137.27
Culiacán	150.62	149.57	148.53	147.48	146.45
Chihuahua	143.95	142.94	141.94	140.95	139.96
Durango	172.46	171.25	170.05	168.86	167.68
Mazatlán	167.75	166.59	165.42	164.26	163.11
Monterrey	140.71	139.73	138.74	137.77	136.81
Reynosa	163.06	161.92	160.78	159.65	158.54
San Luis Potosí	121.45	120.60	119.76	118.92	118.09
Tampico	163.83	162.68	161.54	160.42	159.29
Torreón	171.22	170.02	168.83	167.65	166.48
Zacatecas	182.69	181.41	180.14	178.87	177.62
Zihuatanejo	182.04	180.76	179.50	178.25	176.99
______________________________
(1)
Expressed in constant pesos as of December 31, 2010, as required by the maximum rate regulation. The maximum rate for each succeeding year from 2011 is reduced by the efficiency factor of 0.70% per year.

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

•
A discount rate to be determined by the Ministry of Communications and Transportation.  The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions.  The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the prior 24 months plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in México.

•
An efficiency factor to be determined by the Ministry of Communications and Transportation.  For the five-year period ending December 31, 2010, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.75%.  For the five-year period ending December 31, 2015, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70%.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (México City).  On December 31, 2010, the daily minimum wage in México City was Ps. 57.46.  As a result, the maximum penalty at such date could have been Ps. 2.9 million (U.S.$ 0.2 million) per airport.

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

Ownership Commitments and Restrictions

The concessions require us to retain a 51% direct ownership interest in each of its 13 concession holders throughout the term of these concessions.  Any acquisition by us or one of our concession holders of any additional airport concessions or of a beneficial interest of 30% or more of another concession holder requires the consent of the Antitrust Commission.  In addition, the concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of México’s southern and northern borders.

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

According to the Mexican National Assets Law, México’s national patrimony consists of private and government-owned assets of México.  The surface area of our airports and improvements on such space are considered government-owned assets.  A concession concerning government-owned assets may be “rescued”, or revert to the Mexican government prior to the concession’s expiration, when considered necessary for the public interest.  In exchange, the Mexican government is required to pay compensation as determined by expert appraisers.  Following a declaration of “rescue,” or reversion, the assets that were subject to the concession are automatically returned to the Mexican government.

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

The Mexican Airport Law provides that sanctions of up to 200,000 times the minimum daily wage in the Federal District (México City) may be assessed for failures to comply with the terms of a concession.  On December 31, 2010 the daily minimum wage in México City was Ps. 57.46.  As a result, the maximum penalty at such date could have been Ps. 11.5 million (U.S.$ 0.9 million) per airport.

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

The Federal Office for the Protection of the Environment can bring administrative, civil and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities and impose a variety of sanctions.  Companies in México are required to obtain proper authorizations, licenses, concessions or permits from competent environmental authorities for the performance of activities that may have an impact on the environment or that may constitute a source of contamination.  Companies in México are also required to comply with a variety of reporting obligations that include, among others, providing the Federal Office for the Protection of the Environment and the National Waters Commission, as applicable, with periodic reports regarding compliance with various environmental laws.

Prior to the opening of México’s airports to private investment, the Federal Office for the Protection of the Environment required that environmental audits be performed at each of our airports.  Based on the results of these audits, the Federal Office for the Protection of the Environment issued recommendations for improvements and corrective actions to be taken at each of our airports.  In connection with the transfer of the management of our airports from our predecessor, we entered into environmental compliance agreements with the Federal Office for the Protection of the Environment on January 1, 1999 and July 12, 2000 pursuant to which we agreed to comply with a specific action plan and adopt specific actions within a determined time frame.

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

The level of environmental regulation in México has significantly increased in recent years, and the enforcement of environmental laws is becoming substantially more stringent.  We expect this trend to continue and expect additional norms to be imposed by the North American Agreement on Environmental Cooperation entered into by Canada, the United States and México in the context of the North American Free Trade Agreement, as well as by other international treaties on environmental matters.  We do not expect that compliance with Mexican federal, state or municipal environmental laws currently in effect will have a material adverse effect on our financial condition or results of operations.  However, there can be no assurance that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

On April 18, 2008, we were notified of an administrative proceeding by the Mexican Federal Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente or PROFEPA) with respect to potential violations of environmental regulations in connection with the construction of Terminal B at the Monterrey International Airport.  On June 4, 2010, the Mexican Federal Environmental Protection Agency concluded its administrative review of the Monterrey airport.  We expect to receive from such agency a certificate of compliance for the Monterrey airport.  For more information about this proceeding, please see “Item 8 – Financial Information - Legal Proceedings”.

Regulatory Changes Proposed by México’s Antitrust Commission

On October 1, 2007, the Chairman of COFECO released an independent report on the competitiveness of México’s airports relative to each other and to international airports.  The Chairman’s report made the following recommendations as ways to increase efficiency at Mexican airports:

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

The Ministry of Communications and Transportation issued a response to the Competition Commission Chairman’s report that noted, among other matters, that according to its own calculations, México’s airport charges were lower than 36 of the 50 international airports against which they were compared.  We also issued a joint press release along with the other two Mexican airport groups, Grupo Aeroportuario del Pacifico and Aeropuertos del Sureste, questioning the calculations and the comparisons drawn in the Competition Commission Chairman’s report, and stating that we are committed to participate in a comprehensive review of the report in order to demonstrate our commitment to the efficient development of the airport sector.  In addition, after the Competition Commission Chairman’s report was released, on October 1, 2007 initiatives were introduced in México’s Congress to make several reforms to the Mexican Airports Law that, if enacted, could have a material adverse effect on us.

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

As of May 20, 2011, no such regulatory changes had been enacted.  Although we do not expect that the Competition Commission Chairman’s report or the congressional initiative will result in any regulatory changes in the short term, there can be no assurance that changes to the airport regulatory framework will not occur in the future.

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of December 31, 2010, including our direct and indirect ownership interest in each:

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description

Aeropuerto de Acapulco, S.A. de C.V.	México	100	Holds concession for Acapulco International Airport

Aeropuerto de Ciudad Juárez, S.A. de C.V.	México	100	Holds concession for Ciudad Juárez International Airport

Aeropuerto de Culiacán, S.A. de C.V.	México	100	Holds concession for CuliacánInternational Airport

Aeropuerto de Chihuahua, S.A. de C.V.	México	100	Holds concession for Chihuahua International Airport

Aeropuerto de Durango, S.A. de C.V.	México	100	Holds concession for DurangoInternational Airport

Aeropuerto de Mazatlán, S.A. de C.V	México	100	Holds concession for MazatlánInternational Airport

Aeropuerto de Monterrey, S.A. de C.V.	México	100	Holds concession for MonterreyInternational Airport

Aeropuerto de Reynosa, S.A. de C.V.	México	100	Holds concession for ReynosaInternational Airport

Aeropuerto de San Luis Potosí, S.A. de C.V.	México	100	Holds concession for San Luis Potosí International Airport

Aeropuerto de Tampico, S.A. de C.V.	México	100	Holds concession for TampicoInternational Airport

Aeropuerto de Torreón, S.A. de C.V.	México	100	Holds concession for Torreón International Airport

Aeropuerto de Zacatecas, S.A. de C.V.	México	100	Holds concession for ZacatecasInternational Airport

Aeropuerto de Zihuatanejo, S.A. de C.V.	México	100	Holds concession for Zihuatanejo International Airport

Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	México	100	Provider of administrative and other services at certain of our airports.

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description

Operadora de Aeropuertos del Centro Norte, S.A. de C.V.	México	100	Provider of operational services to our concessionaries.

Holding Consorcio Grupo Hotelero T2, S.A. de C.V.	México	100
Holds 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V. (the Consortium) to develop and operate an NH-branded hotel and commercial areas inside the new Terminal 2 of the México City International Airport.  The Spanish company NH Hoteles, S.A. de C.V.owns the other 10%.

Consorcio Grupo Hotelero T2, S.A. de C.V.	México	90	Holds a 20 year lease agreement with the México City International Airport to develop and operate a 287-room, 5-star hotel and more than 5,000 square meters in commercial space inside Terminal 2.

Servicios Corporativos Terminal T2, S.A. de C.V.	México	90	Provider of administrative and other services to Consorcio Grupo Hotelero T2, S.A. de C.V.

In January 2011, a new Mexican company named Servicious Complementarios del Centro Norte, S.A. de C.V. was created. It is 100% owned by us and provides complementary services.

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

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events.  We also maintain general liability insurance, but do not maintain business interruption insurance.  Among other insurance policies, we carry a U.S.$ 50 million insurance policy covering damages to our property resulting from certain terrorist acts and a U.S.$ 1 billion policy covering personal and property damages to third parties.  We also carry a U.S.$ 200 million insurance policy covering damage to our assets and infrastructure generally.

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

Our consolidated financial statements were prepared in accordance with MFRS, which differs in certain significant respects from U.S. GAAP.  Information relating to the nature and effect of such differences is presented in Note 23 to our consolidated financial statements.

Overview

We hold concessions to operate, maintain and develop 13 airports in México, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government.  The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers.  For example, approximately 62.3% of our total revenues in 2010 were earned from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation and the specific prices we negotiate with airlines for the provision of aeronautical services.  The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.  In evaluating our aeronautical revenue, we focus principally on workload units, which measure volume, and aeronautical revenue per workload unit, which measures the contribution to aeronautical revenue from each workload unit.

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

Faced with the difficult environment in 2008 and 2009, we undertook initiatives aimed at sustaining the level of our aeronautical and non-aeronautical revenues.  These include (a) ending the special incentive program at the Monterrey airport in August 2008; (b) expanding and improving commercial operations inside our airports; and (c) investing in commercial businesses related to airports such as the investment in the Terminal 2 NH Hotel.  The first initiative contributed to the growth in aeronautical revenues per passenger, and the last two initiatives contributed to the growth in both aeronautical revenues per passenger and non-aeronautical revenues per passenger.

During 2010, our business initiatives were focused on maximizing aeronautical revenues through (a) the promotion of route development and the optimization of rates; (b) improving the commercial offering and the passenger experience inside our aiport terminals; (c) growing our business OMA Carga in order to increase non-aeronautical revenues; and (d) increasing the operations of our current businesses related to airports such as the Terminal 2 NH Hotel.

Recent Developments

Mexicana Operations Suspended

On August 3, 2010, Mexicana announced that it was filing for concurso mercantil, and on August 27, 2010, Grupo Mexicana (including Mexicana and low-cost carriers MexicanaClick and MexicanaLink) suspended all operations due to financial troubles in the wake of its bankruptcy filings.  Grupo Mexicana operated at twelve of our thirteen airports.  In July 2010, prior to the bankruptcy filing by Mexicana de Aviación, the three airlines operated 24 routes at our airports, of which 18 were also operated by other airlines.  During the first six months of 2010, Grupo Mexicana generated 16.6% of our total passenger traffic, of which 7.6% was accounted for solely by Mexicana de Aviación.  Grupo Mexicana generated 17.3% of our domestic passenger traffic, including 7.2% from Mexicana de Aviación.  In terms of international traffic, Grupo Mexicana generated 13.1% of traffic, of which Mexicana de Aviación accounted for 9.3%.  Grupo Mexicana generated 12.2% of our revenues during the first six months of 2010, of which Mexicana de Aviación accounted for 5.9%.

In November 2010, we started a motion (incidente de separaciòn de bienes) against Grupo Mexicana to recover the passenger charges that Grupo Mexicana collected for us.  As of December 31, 2010, the amount owed to us by Grupo Mexicana amounted to Ps. 143.1 million, 93% of which is passenger charges. As of March 31, 2011, such amount increased to Ps. 144.2 million. We have reserved 100% of the total amount owed within the allowance for doubtful accounts.  There can be no assurance that these amounts will be recovered.  See “Item 3.  Risk Factors—Risks Related to our Operations—The loss of one or more of our key airline customers, and the loss of or suspension of operations of one or more of them could result in the loss of a significant amount of our revenues.” As of the date of this report, Mexicana has announced that it is considering capitalization proposals from several parties.

Aviacsa Operations Suspended

On June 3, 2009, the Ministry of Communications and Transportation, acting through the General Director for Civil Aviation, temporarily suspended the operation of 25 Aviacsa aircraft.  Aviacsa received a judicial injunction that enabled it to continue to operate, and it resumed operations on June 12, 2009.  On July 6, 2009 the Ministry of Communications and Transportation suspended Aviacsa’s right to use Mexican airspace, based on non-payment of royalties owed to the Navigation Services for Mexican Airspace.  Aviacsa filed for insolvency protection on October 30, 2009.  Aviacsa accounted for 7.0% of our total passenger traffic during the January-June 2009 period and 96.7% of such passengers were domestic.

In November 2010, the Monterrey airport recovered the spaces leased to Aviacsa after Aviacsa’s leases were terminated according to bankruptcy protection procedures.  In January 2011, the Acapulco, Ciudad Juárez and Tampico airports were also able to recover the spaces they had leased to Aviacsa.

Aviacsa owed us a total of Ps. 19.8 million as of December 31, 2010, which increased to Ps. 22.7 million as of March 31, 2011. We have reserved 100% of the total amount owed within the allowance for doubtful accounts.  Aviacsa will repay us in accordance with the court approved agreement among Aviacsa and its creditors. We cannot assure you that Aviacsa will be able to restart operations in the future.

Adoption of IFRS

All Mexican issuers (except financial institutions) are required to adopt IFRS as issued by the International Accounting Standards Board, as their accounting standard, no later than fiscal years beginning on or after January 1, 2012, with early adoption permitted.  We adopted IFRS in our financial information as of January 1, 2011. Our transition period to IFRS begins on January 1, 2010.  We have evaluated the impact that the adoption of IFRS will have on our financial position and results of operations. See “Item 3. Risk Factors—Risks Related to Our Operations—The adoption of IFRS may result in changes to our consolidated financial position and results of operations.”

Adoption of INIF 17

In 2010 we adopted INIF 17 “Service Concession Contracts” issued by the Mexican accounting standards board, which is similar in certain respects to IFRIC 12 “Service Concession Agreements” and provides a clarification of the accounting treatment required to comply with accounting Bulletin D-7 “Contracts for construction and fabrication of certain capital goods.” However, certain differences exist that do apply to us and will be reflected in our financial statements presented in accordance with International Financial Reporting Standards.

The concession contracts for each of our airport subsidiaries establish that the concessionaire is obligated to carry out construction or improvements to the infrastructure in exchange for the rights over the concession granted by the Federal Government. The Federal Government will receive all the assets at the end of the concession period.  As a result, starting January 1, 2010, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets, which we have adopted retroactively for all periods presented. The amount recognized for both construction revenues and construction costs is equal and equivalent to the price we pay to third parties for the execution of projects or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The resulting change of adopting this new standard does not affect the presentation of our operating income or net income, but does affect calculations of margins based on total revenues.

The following are the principal effects of adopting INIF 17 on our results of operations and financial position:

•
New category of revenues and cost. Under INIF 17, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. As a result, the operator is required to account for the revenues and expenses relating to those services. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services. Revenues related to construction and upgrade services are presented in a new category of revenues called “Construction services” and expenses related to construction and upgrade services are presented in a new category of expenses called “Construction costs.”

•
Intangible assets and change in amortization rates. Under INIF 17, all infrastructure to which an operator of a service concession is given access by the grantor of the concession service agreement and the upgrades to that infrastructure made by the operator are recognized as an intangible asset. These assets are amortized over the concession period. As a result, we are required to include all fixed assets and subsequent capital expenditures under Investment in Airport Concessions and to modify amortization rates in accordance with the remaining period of the concession, using the straight line method for those fixed assets constructed or acquired in the past. Previously we amortized fixed assets based on the estimated remaining useful life of the particular asset.

The effects of INIF 17 are reflected in our financial statements as of and for the period ending December 31, 2010.  We have restated the prior period for comparative purposes.

Master Development Plans and Maximum Rates

In December 2010, the Ministry of Communications and Transportation approved the new five-year master development plans for each of our airports for the 2011-2015 period.  In addition, in connection with the approval of our master development plans, the Ministry of Communications and Transportation also approved the maximum rates we are allowed to charge per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) for regulated services.  These programs will be in effect from January 1, 2011 until December 31, 2015.  For more details on the newly approved master development plans and maximum rates, see “—Master Development Plans” and “—Revenue Regulation – Historical Maximum Rates and Maximum Rates for 2011 through 2015” in “Item 4. Information on the Company – Regulatory Framework”.

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

In 2010 the U.S. and Mexican economies were currently recovering from the global economic and financial crisis.  The U.S. gross domestic product increased at an annualized rate of 2.8% in 2010, due primarily to positive contributions from private inventory investment, exports, personal consumption expenditures, nonresidential fixed investment and government spending, in contrast to a decrease of 2.6% in 2009. Likewise, according to the Mexican National Statistical, Geographic and Information Institute, the Mexican gross domestic product increased 2% in the fourth quarter of 2010, in contrast to a decrease of 6.1% during the fourth quarter of 2009. The Mexican air travel industry, and as a result, our results of operations, are substantially influenced by economic conditions in México and the United States.  In 2009 and 2010, approximately 80% of the international passengers in our airports arrived or departed on flights originating in or departing to the United States and approximately 16% and 14% of our revenues in 2009 and 2010 respectively, were derived from passenger charges imposed on passengers departing from or arriving to the United States.  Similarly, in 2009 and 2010, approximately 84% and 83% respectively, of our passengers traveled on domestic flights, and approximately 47% and 58.8% of our revenues in 2009 and 2010 respectively, were derived from domestic passenger charges.

We believe that the U.S. and Mexican economic and financial crises have each affected our results of operations differently.  International traffic in 2009 decreased 22.4% compared to 2008, principally as a result of the cancellation of routes, and the reduction of frequencies on scheduled international flights, largely on part of U.S. carriers.  The airports where these factors had the greatest impact include Monterrey and our tourist destination airports (Acapulco, Mazatlán and Zihuatanejo).  The reduction in frequencies of some scheduled international flights, the cancellation of routes, principally by Continental, Delta, American and Alaska, as well as the exit from the market of Aviacsa affected international traffic in the majority of our airports.  Monterrey, Zihuatanejo, Mazatlán, Acapulco, and Culiacán were the airports most affected.  However, international passenger traffic increased 6.7% in 2010 due principally to the recovery of the United States economy, and we expect that it will continue to increase as economic conditions keep improving in the United States.

In México, the economic and financial crisis that adversely affected domestic traffic in 2009 continued to adversely affect domestic traffic in 2010, which decreased substantialy compared to 2009, which itself had been adversely affected by the exit from the market of Aviacsa during 2008 and significant reductions in capacity by several other carriers.  Furthermore, due to the suspension of operations by Aerocalifornia in July 2008 and the exit from the market of Aladia, Alma, and Avolar in the fourth quarter of 2008, our airports have lost terminal passenger traffic, with the main decreases being at the Torreón (-16.0%), Acapulco (-14.0%), Zihuatanejo  (-10.6%), Reynosa (-7.8%), Tampico (-5.9%) and Culiacán (-0.3%) airports (in each case, 2010 as compared to 2009).  Generally all of our airports were affected during 2009 by the reductions in volume of passengers, the A(H1N1) virus and the exit from the market of 5 airlines in less than a year.  We expect that domestic passenger traffic levels will continue to decrease until economic conditions improve in México.

For further discussion of how economic conditions may impact our business, see “Item 3 – Risk Factors – Risks Related to Our Operations”.

Investment in México City International Airport

We entered into a joint investment with the international hotel operator NH Hoteles, S.A. de C.V. to develop and operate a 287-room hotel and more than 5,000 square meters of commercial space inside Terminal 2 of the México City International Airport, under a 20-year lease agreement with the México City International Airport.

The Terminal 2 NH Hotel opened in August 2009.  NH Hoteles, S.A. de C.V. is operating the hotel and owns 10%.  The Consortium is currently carrying out market and feasibility studies for the development of the commercial areas.  We expect that at the end of the year 2011 the development of the commercial areas will begin.  The development of these commercial areas principally depends on the ongoing recovery from the economic and financial crisis of 2009.

This project provides us with the opportunity to participate in the operation of the México City International Airport Terminal 2 passenger terminal, which according to the México City International Airport, served 24.1 million passengers in 2010.  Airlines based in Terminal 2 include Aeromar, Aeroméxico and Aeroméxico Connect, Continental, Copa, Delta and LAN Chile.  This project is an important part of our strategy to increase our non-aeronautical revenues.  This project, along with acquisitions of land reserves in 2008 to develop and expand our key airports, accounted for the significant increase in our balance of property, machinery and equipment at December 31, 2008, as compared to our balance at December 31, 2007.

Long Term Financing

In February 2010, we increased from Ps. 500 million to Ps. 700 million the total amount of the long-term bank credit facility entered into on February 3, 2009, which is scheduled to mature in August 2017.  The facility bears interest at the Mexican interbank rate (Tasa de Interés Interbancaria de Equilibrio) plus 450 basis points.  On April 27, 2010, we entered into a long-term bank credit facility for the amount of Ps. 200 million, which is scheduled to mature in April 2018.  The facility bears interest at the Mexican interbank rate plus 350 basis points.  On August 30, 2010, we entered into a long term bank credit facility for the amount of Ps. 200 million, which is scheduled to mature in April 2018. The facility bears interest at the Mexican interbank rate plus 300 basis points. On October, 15, 2010, we entered into a long term bank credit facility for the amount of U.S. $22.9 million for a baggage screening equipment project, which is scheduled to mature in March 2021. The facility bears interest at 3M LIBOR plus 125 basis points.  As of May 20, 2011, the total long-term debt outstanding was Ps. 1,070.8 million.  Our long-term debt includes certain restrictive covenants that limit our ability to obtain new bank loans, offer our assets as collateral, sell fixed assets and requires us to maintain certain financial ratios as well as to pay our tax obligations on a timely basis.

Management changes

The board of directors has approved changes in senior management, as part of a normal rotation of personnel.  On March 23, 2011, Porfirio González was appointed as our new Chief Executive Officer effective July 1, 2011.  He succeeds Victor Bravo Martín, who is returning to Empresas ICA as Chief Financial Officer.

Porfirio González has more than 15 years of professional experience in the airports industry.  He has been our Director of Airports since 2006.  In that position he was responsible for our relationships with federal, state, and local authorities.  He also oversaw and coordinated the airport consultative councils of all 13 airports. These councils bring together airport managers, airlines, other airport service providers and governmental authorities to ensure effective airport operation.  From 1998 to 2006, Mr. González served as the director of the business division, sub-director of operations and development, and manager of the Monterrey International Airport.

On July 1, 2010, the board of directors named Stéphane Lemoine as our new Chief Operations Officer.  He succeeded Nicolas Claude, who returned to ADP, and is now the Chief Operations Officer at Queen Alia International Airport in Jordan.  Prior to joining us, Mr. Lemoine was the head of the Aéroports de Paris Handling Operation division at Charles de Gaulle, in 1996, where he directly managed a team of 300 people.  In 2005, he joined the Group Strategy division to work on the diversification of businesses, including international developments and subsidiary development.  Stéphane was appointed Director at ADP’s main subsidiaries including ADPM, ADPI and Alyzia.  In 2007, Stéphane was transferred to the Finance division to take direct supervision of Aéroports de Paris Group’s subsidiaries, where he defined strategy and controlled management.  Moreover, he has also been involved in Aéroports de Paris Group international developments as an operations expert.  Stéphane holds a Master’s degree in Business Administration from the Dauphine University in Paris and has completed additional studies in airport management at École Nationale d’Aviation Civile in Toulouse.

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

Although a number of countries, such as the United States, the United Kingdom, and France, as well as the Health Council of the EU initially recommended that travelers avoid non-essential travel to México, all of these advisories were lifted by the end of May 2009.  Likewise, restrictions on travel to México imposed by other countries as a result of the A(H1N1) virus were lifted by June 1, 2009.  As of January 2010, the World Health Organization reported that outbreaks of the A(H1N1) virus continued to decline or remained low in México.  With the abatement of the outbreak and the lifting of travel restrictions, we believe that the A(H1N1) outbreak is no longer significantly affecting passenger or cargo traffic levels.

Passenger and Cargo Volumes

In 2010, approximately 83.4% of the terminal passengers using our airports were domestic. Domestic traffic decreased 0.5% and international traffic increased 6.7% as compared to 2009.  In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States.  Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.  Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volume for the periods indicated.

	Year ended December 31,
	2008		2009	2010
Domestic terminal passengers(1)	11,732.8		9,712.2	9,660.2
International terminal passengers(1)	2,327.8		1,806.1	1,927.5
Total terminal passengers(1)	14,060.7		11,518.3	11,587.7
Cargo units(1)	790.3		722.0	908.5
Total workload units(1)	14,851.0		12,240.3	12,496.2
Change in total terminal passengers(2)	(1.1	) %	(18.1)%	0.6%
Change in workload units(2)	(1.2	) %	(17.6)%	2.1%

Aeronautical revenue(3)	1,617.2		1,527.0	1,652.6
Change in aeronautical revenue(2)	4.3%		(5.6)%	8.2%
Aeronautical revenue per workload unit	115.12		124.75	132.25
Change in aeronautical revenue per workload unit(1)(2)	11.7%		8.4%	6.0%

Non-aeronautical revenue(3) (4)	371.3		354.0	392.0
Change in non-aeronautical revenue(2)	6.8%		(4.7)%	10.7%
Non-aeronautical revenue per terminal passenger(4)	26.4		30.7	33.8
Change in non-aeronautical revenue per terminal passenger(2)	7.8%		16.3%	10.1%
_______________

(1)
In thousands.  One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo.  Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(2)	In each case, as compared to previous period.
(3)	In millions of pesos.
(4)	Non-aeronautical revenues excluding revenues from the Hotel.

In 2010, we served 11.6 million terminal passengers, of which 9.7 million were domestic and 1.9 million were international, and approximately 0.3 million were transit passengers.

Classification of Revenues

We classify our revenues into four categories:  revenues from aeronautical services, revenues from non-aeronautical services, revenues from hotel services and revenues from construction services.  Historically, a substantial majority of our revenues have been derived from aeronautical services.  For example, in 2010, 62.3% of our revenues were derived from aeronautical services, and the remainder of our revenues was derived from non-aeronautical services, hotel services and construction services.

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

Our revenue from non-aeronautical services is not subject to price regulation under our maximum rates and generally includes revenues earned from, car parking (which may be subject to certain municipal regulations, but not to our maximum rates), leasing of space in our airports to airlines (for first class/VIP lounges and similar activities not directly related to essential airport operations), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as car rental agencies, food and beverage providers and retail and duty-free store operators, as well as advertising and fees collected from other miscellaneous sources, such as vending machines and timeshare companies.

Our revenue from hotel services is not subject to price regulation under our maximum rates. These include revenues earned by the operation of the Terminal 2 NH Hotel.

Our revenue from construction services is not subject to price regulation under our maximum rates and is recognized in accordance with INIF 17, which is the value of the improvements to concessioned assets made during the period, based on the percentage of completion method of accounting.

For a detailed description of the components of our aeronautical and non-aeronautical revenue categories, see “Item 4. Information on the Company – Business Overview- Our Sources of Revenues.”

Fluctuations in the Peso

From September 30, 2009 to March 31, 2010, the peso appreciated by approximately 8.8%, from 13.49 pesos per U.S. dollar on September 30, 2009, to 12.30 pesos per U.S. dollar on March 31, 2010.  From September 30, 2010 to March 31, 2011, the peso appreciated by approximately 5.4%, from 12.60 pesos per U.S. dollar on September 30, 2010, to 11.92 pesos per U.S. dollar on March 31, 2011.  Between March 31, 2010 and December 31, 2010, the peso fluctuated between 13.18 and 12.16 pesos per U.S. dollar.  It then began to appreciate, reaching 11.66 pesos per U.S. dollar on May 20, 2011.

A depreciation of the Peso affects our business in the following ways: (i) international passengers and international flights pay tariffs denominated in U.S. dollars, while these tariffs are generally collected in Mexican pesos 60-115 days following the date of each flight, thus the depreciation of the Mexican peso had a positive impact on our results from operations which are denominated in Mexican pesos; and (ii) as of December 31, 2010, we had 19.2 million of liabilities denominated in US dollars, causing foreign exchange rate losses.  Any depreciation in the peso may cause additional foreign exchange losses.

Aeronautical Revenues

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (a workload unit is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services.  See “Item 4. Regulatory Framework – Aeronautical Service Regulation” for a description of our maximum rates and the rate setting procedures for future periods.  The maximum rates for our airports have been determined for each year through December 31, 2015.

The following table sets forth our revenue from aeronautical services for the periods indicated.

Aeronautical Revenues
	Year ended December 31,
	2008		2009		2010
	Amount	% change	Amount	% change	Amount	% change
	(millions of pesos, except percentages)
Aeronautical Revenues:
Passenger charges	1,234.0	76.3	1,189.8	77.9	1,288.7	78.0
Landing charges	111.7	6.9	94.9	6.2	102.8	6.2
Aircraft parking charges	95.2	5.9	76.0	5.0	88.1	5.3
Airport security charges	22.8	1.4	19.6	1.3	20.7	1.3
Passenger walkway charges	23.9	1.5	17.2	1.1	19.0	1.1
Leasing of space to airlines	129.6	8.0	129.5	8.5	133.3	8.1

Total Aeronautical Revenues	1,617.2	100.0	1,527.0	100.0	1,652.6	100.0
_______________

(1)
Revenues from complementary service providers consist of access and other fees charged to third parties providing handling, catering and other services at our airports and makes up less than 0.01% of our total aeronautical revenue.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and leasing of space to airlines, every three months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers.  Historically our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers.  In 2010, passenger charges represented 78.0% of our aeronautical services revenues.  In 2010, aeronautical services represented 62.3% of our total revenues.

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

For example, on November 22, 2006, we delivered a notice to the Mexican National Air Transportation Board and the Mexican Director General of Civil Aviation (Dirección General de Aeronáutica Civil) setting forth certain criteria that carriers operating at the Monterrey International Airport must meet in order to qualify for an incentive package that included a discount equal to Ps. 75.00 per departing terminal passenger on passenger charges (representing approximately 40% of our usual passenger charge).

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

In 2010, our aeronautical revenues represented approximately 99.2% of the amount we were entitled to earn under the maximum rates applicable to all of our airports.  To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenue, this percentage could decrease.  There can be no assurance that we will be able to collect substantially all of the revenue we are entitled to earn from services subject to price regulation in the future.

Non-aeronautical Revenues

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services.  The contribution to our total revenues from non-aeronautical services was 14.8% in 2010.  Our non-aeronautical revenue per terminal passenger increased from Ps. 30.7 in 2009 to Ps. 33.8 in 2010, due primarily to the increase and improvement of the commercial activities in all of our airports. All the principal commercial activity line items, except revenues from time share developers, increased, principally because of the increase in the Monterrey Terminal B commercial areas, which became operational in September 2010.

The following table sets forth our revenue from non-aeronautical activities for the periods indicated.

Non-aeronautical Revenues

	Year ended December 31,
	2008		2009		2010
	Amount	% change	Amount	% change	Amount	% change
	(millions of pesos, except percentages)
Non-aeronautical Revenues:
Commercial Activities:
Car parking charges	112.7	30.4	104.5	29.5	110.7	28.2
Advertising	39.3	10.6	39.4	11.1	46.6	11.9
Leasing of space(1)	36.6	9.8	39.9	11.3	42.3	10.8
Car rentals	32.2	8.7	31.3	8.8	32.4	8.3
Food and beverage operations	35.0	9.4	28.8	8.1	32.8	8.4
Retail operations	36.2	9.7	33.1	9.3	39.8	10.1
Duty-free operations	13.6	3.7	11.0	3.1	11.1	2.8
Communications	4.3	1.2	4.4	1.2	3.0	0.8
Financial services	1.9	0.5	2.5	0.7	3.6	0.9
Time share	18.1	4.9	18.1	5.1	15.6	4.0
Other	20.6	5.5	21.0	5.9	31.3	8.0
Total commercial activities	350.5	94.4	334.0	94.3	369.2	94.2
Recovery of costs(2)	20.8	5.6	20.0	5.7	22.8	5.8

Total Non-aeronautical Revenues	371.3	100.0	354.0	100.0	392.0	100.0
_______________
(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)	Recovery of costs consists of utility and maintenance charges that are transferred to airlines and other tenants in our airports.

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

Hotel Services Revenues

As part of our strategy to increase our revenues, in 2008 we acquired an interest in the company that developed and operates a hotel in Terminal 2 of the México City International Airport and is expected to develop and operate 5,000 square meters (53,820 square feet) of commercial space in Terminal 2 of the México City International Airport.

Construction Services Revenues

Under INIF 17, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. As a result, beginning in 2010, we were required to account for the revenues relating to those services, which are equal to the cost of improvements to concessioned assets made during the period and recognized based on the percentage of completion method.  In 2010, we recorded Ps. 507.0 million of revenues from construction services.

Operating Costs

The following table sets forth our operating costs and certain other related information for the periods indicated.

Operating Costs

	Year ended December 31,
	2008		2009		2010
	Amount	% change	Amount	% change	Amount	% change
	(In millions of Pesos except percentages)
Operating Costs:
Cost of services:
Employee costs	169.8	9.1	121.2	(28.6)	137.4	13.4
Maintenance	54.0	0.2	63.2	17.0	61.2	(3.2)
Safety, security & insurance	81.0	8.1	86.1	6.3	86.0	0.0
Utilities	112.8	19.5	99.2	(12.1)	115.9	16.8
Allowance for doubtful accounts	33.5	1,367.1	14.5	(56.7)	174.5	1,103.4
Other	56.1	2.9	63.4	13.0	98.6	55.5
Total cost of services	507.2	9.3	447.6	(11.7)	673.6	50.5
Construction costs	492.8	N/A	641.0	30.1	507.0	(20.9)
Administrative expenses	269.9	23.5	331.0	1.2	379.3	14.6
Technical assistance fees	55.6	(3.1)	51.7	(7.0)	47.6	(7.9)
Concession taxes	101.7	3.4	94.8	(6.8)	103.1	8.8
Depreciation and amortization:
Depreciation(1)	39.3	19.5	47.9	21.9	60.5	26.3
Amortization(2)	327.4	8.0	363.9	11.1	409.2	12.4
Total depreciation and amortization	366.7	9.1	411.8	12.3	469.7	14.1
Total operating costs	1,793.9	53.4	1,977.9	10.3	2,180.3	10.2
_______________

(1)	Reflects depreciation of fixed assets.
(2)	Reflects amortization of our concessions and rights to use airport facilities.

Cost of Services

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.  In recent years, our cost of services has increased from Ps. 447.6 million in 2009 to Ps. 673.6 million in 2010.  These proportionally greater increases in cost of services relative to the increases in revenue in recent years have contributed to the decrease in our operating margins (defined as income from operations divided by total revenue) from 22.0% in 2009 to 17.8% in 2010.

Administrative Expenses

Our administrative expenses consist primarily of administrative overhead costs, fees and expenses paid to consultants and other providers of professional services and other miscellaneous expenses.  Administrative expenses increased from Ps. 330.9 million in 2009 to Ps. 379.3 in 2010.  The increase of 14.6% from 2009 to 2010 was principally due to the increase in personnel expense as a result of the operation of Terminal B, and the increase in salaries.

Our operating expenses have been, and we believe that they will continue to be, funded entirely from our results of operations.

Technical Assistance Fee and Concession Tax

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers technical assistance and technological and industry knowledge and experience to us in exchange for a fee.  The technical assistance fee for each of 2001 and 2002 was fixed at U.S.$ 5.0 million (adjusted annually for U.S. inflation).  For the remainder of the contract term, the fee is equal to the greater of U.S.$ 3.0 million adjusted annually for inflation (measured by the U.S. consumer price index) or 5% of our annual consolidated operating income (calculated prior to deducting the technical assistance fee, taxes and depreciation and amortization, in each case determined in accordance with MFRS).

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

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions.  In 2010, our depreciation and amortization expenses increased 14.1%, as compared to 2009, as a result of the increase in improvements to our concession properties during 2010.

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

Costs of Construction

Our costs of construction reflect the cost of improvements to our concessioned assets.  In our case, because we hire third parties to provide construction and upgrade services, our expenses for those services are equal to our construction revenues.

Capital Expenditures

In 2010, Capital Expenditures were Ps. 695.5 million.  We funded our capital expenditures through cash flows from operations and debt, and we believe we will continue to do so in the future.  See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.

Taxation

On October 1, 2007, the Business Flat Tax Law (IETU) was enacted, and it went into effect on January 1, 2008.  IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU, less certain authorized deductions.  IETU payable is calculated by subtracting certain tax credits from the tax determined.  Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008.  IETU establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010.   We recognize deferred taxes based on the Income Tax (ISR) or IETU that we expect to pay in the future.  We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences.

In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that had an impact on the deferred IETU liability.

In November 2009, the Mexican legislative branch approved the 2010 Mexican Tax Reform Bill.  The law was published in México’s Official Gazette on December 7, 2009.

Under the 2010 Mexican Tax Reform Law, the corporate income tax rate was increased from 28% to 30% for the period from January 1, 2010 through December 31, 2012, and will then be scaled back to 29% in 2013, and finally back to 28% in 2014 and future years.

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

	Year ended December 31,
	2008	2009	2010
Depreciation (appreciation) of the Mexican peso as computed to the U.S. dollar(1)	26.7%	(5.6)%	(5.2)%
Mexican inflation rate(2)	6.5%	3.6%	4.4%
U.S. inflation rate(3)	0.1%	2.7%	1.5%
Increase (decrease) in Mexican gross domestic product(4)	1.5%	(6.1)%	5.5%
_______________
(1)
Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de México, or the Mexican Central Bank, at the end of each period, which were as follows: Ps. 13.83 per U.S. dollar as of December 31, 2008, Ps. 13.06 per U.S. dollar as of December 31, 2009 and Ps. 12.38 per U.S. dollar as of December 30, 2010.

(2)
Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican Central Bank.  The year-end Mexican Consumer Price Index was 133.761 in 2008, 138.541 in 2009 and 144.639 in 2010.

(3)	As reported by the U.S. Department of Labor, Bureau of Labor Statistics.
(4)	In real terms, as reported by the Mexican Central Bank.

Due to the relatively low rate of inflation in México in recent years, inflation has not had a material impact on our revenues or results of operations during the past three years.  However, the general condition of the Mexican economy, the devaluation of the peso as compared to the U.S. dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, the following:

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

Comprehensive financing cost.  As required by MFRS, our comprehensive financing cost reflects gains or losses from foreign exchange transactions and, through December 31, 2007, gains or losses from monetary position and, as a result, is impacted by both inflation (not applicable for 2008, 2009 or 2010) and exchange rate impacts (to the extent of our foreign currency transactions).

Maximum rates in pesos.  Our passenger charges for international passengers are denominated in U.S. dollars, but are invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight.

Cash flows.  Our cash flows are affected by changes in exchange rates as a result of holding monetary assets and liabilities in foreign currencies.

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated for each of our principal airports.

Airport Operating Results

	Year ended December 31,
	2008	2009	2010
	(millions of pesos, except percentages)
Monterrey:
Revenues:
Aeronautical services	728.4	675.4	731.4
Non-aeronautical services	195.8	183.2	209.6
Construction Services	261.2	387.5	168.4
Total revenues	1,185.4	1,246.1	1,109.4
Operating costs:
Costs of services and Administrative expenses	726.1	640.8	741.1
Construction Costs	261.2	387.5	168.4
Depreciation and amortization	93.4	101.1	115.5
Total operating costs	1,128.9	1,172.7	1,072.3
Income from operations	56.5	73.5	37.1
Operating margin(1)	4.8%	5.9%	3.3%

Acapulco:
Revenues:
Aeronautical services	133.9	119.9	115.4
Non-aeronautical services	23.7	21.4	22.1
Construction Services	22.0	32.0	58.0
Total revenues	179.6	173.3	195.6
Operating costs:
Costs of services and Administrative expenses	95.1	72.7	76.2
Construction Costs	22.0	32.1	58.0
Depreciation and amortization	44.9	48.8	49.6
Total operating costs	170.0	160.7	190.8
Income from operations	9.6	12.6	4.8
Operating margin(1)	5.4%	7.3%	2.4%

Mazatlán:
Revenues:
Aeronautical services	106.6	111.3	117.6
Non-aeronautical services	32.6	33.2	34.9
Construction Services	9.3	8.3	62.0
Total revenues	148.5	152.8	214.5
Operating costs:
Costs of services and Administrative expenses	91.7	83.8	101.2
Construction Costs	9.3	8.3	62.0
Depreciation and amortization	32.0	33.3	34.0
Total operating costs	140.0	132.6	204.8
Income from operations	8.5	20.2	9.7
Operating margin(1)	5.7%	13.2%	4.5%

Culiacán:
Revenues:
Aeronautical services	121.0	129.8	147.4
Non-aeronautical services	19.4	20.3	20.3
Construction Services	14.2	15.4	39.2
Total revenues	154.7	165.4	206.9
Operating costs:
Costs of services and Administrative expenses	106.5	105.0	123.3
Construction Costs	14.2	15.4	39.2
Depreciation and amortization	24.4	26.2	27.2
Total operating costs	152.1	154.1	198.1
Income from operations	2.6	11.4	8.9
Operating margin(1)	1.7%	6.9%	4.3%

Chihuahua:
Revenues:
Aeronautical services	100.0	96.2	116.0
Non-aeronautical services	20.4	19.9	23.3
Construction Services	23.1	18.5	40.7
Total revenues	143.5	134.6	179.9
Operating costs:
Costs of services and Administrative expenses	76.4	66.0	98.8
Construction Costs	23.1	18.5	40.7
Depreciation and amortization	22.4	24.4	25.4
Total operating costs	127.9	114.7	171.8
Income from operations	15.7	19.9	8.1
Operating margin(1)	10.9%	14.8%	4.5%

Zihuatanejo:
Revenues:
Aeronautical services	80.0	83.2	78.6
Non-aeronautical services	16.6	15.1	16.5
Construction Services	11.0	40.2	20.6
Total revenues	107.6	138.5	115.7
Operating costs:
Costs of services and Administrative expenses	58.7	55.1	48.9
Construction Costs	11.0	40.2	20.6
Depreciation and amortization	27.4	30.5	36.9
Total operating costs	102.0	130.7	111.1
Income from operations	5.6	7.9	4.7
Operating margin(1)	5.2%	5.7%	4.0%

Other Airports:(2)
Revenues:
Aeronautical services	347.2	311.2	346.1
Non-aeronautical services	68.5	66.0	73.0
Construction Services	152.0	139.1	118.3
Total revenues	567.7	516.3	537.5
Operating costs:
Costs of services and Administrative expenses	252.5	189.7	214.0
Construction Costs	152.0	139.1	118.3
Depreciation and amortization	117.9	136.3	158.0
Total operating costs	543.2	484.0	511.3
Income from operations	24.5	32.3	26.2
Operating margin(1)	4.3%	6.3%	4.9%

Total:(3)
Revenues:
Aeronautical services	1,617.2	1,527.0	1,652.6
Non-aeronautical services	377.0	359.2	399.8
Construction Services	492.8	641.0	507.0
Total revenues	2,487.0	2,527.2	2,559.5
Operating costs:
Costs of services and Administrative expenses	1,407.1	1,213.1	1,403.5
Construction Costs	492.8	641.0	507.0
Depreciation and amortization	362.5	400.6	446.5
Total operating costs	2,364.0	2,349.5	2,460.1
Income from operations	123.0	177.7	99.4
Operating margin(1)	4.9%	7.0%	3.9%
_______________
(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(2)	Reflects the results of operations of our airports located in Ciudad Juárez, Durango, Reynosa, San Luis Potosí, Tampico, Torreón and Zacatecas.
(3)
Total Revenues includes intercompany transactions between our subsidiaries and us and among our subsidiaries.  In 2006 we implemented a new method for allocating revenues among our airports, treated as one single integrated economic entity.  This new method consists of intercompany charges and credits for corporate expense that were designed to help less profitable airports in meeting their financial obligations.  The implementation of this method affects the operating income results reported by the individual airports but does not affect our consolidated results.

Historically, our most profitable airport has been our Monterrey International Airport, which handles the majority of our international passengers.  We determine profitability per airport by dividing income from operations in each airport by total revenues for that airport.

Summary Historical Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Summary Consolidated Operating Results Year ended December 31,
	2008		2009		2010
	Amount	% change	Amount	% change	Amount	% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	1,617,195	4.3%	1,526,965	(5.6)%	1,652,626	8.2%
Non-aeronautical services	371,281	6.8%	354,001	(4.6)%	391,974	10.7%
Hotel services			15,311	N/A	99,823	552.0%
Construction services(1)	492,813	31.5%	640,992	30.1%	507,026	(20.9)%
Total revenues	2,481,289	9.2%	2,537,269	(2.3)%	2,651,449	4.5%
Operating costs:
Cost of services	507,214	20.5%	447,568	(11.7)%	673,632	50.5%
Construction costs(1)	492,813	31.5%	640,992	30.1%	507,026	(20.9)%
Administrative expenses	269,929	5.1%	330,969	22.6%	379,314	14.6%
Technical assistance fees	55,604	(3.2)%	51,710	(7.0)%	47,567	(8.0)%
Concession taxes	101,642	3.4%	94,756	(6.8)%	103,067	8.8%
Depreciation and amortization	366,719	9.1%	411,890	12.3%	469,672	14.0%
Total operating costs	1,793,921	53.4%	1,977,885	10.2%	2,180,278	10.2%
Income from operations	687,368	(5.6)%	559,384	(18.6)%	471,171	(15.8)%
Other income (expense)	104,792	N/A	10,051	(90.4)%	(3,090)	N/A
Net comprehensive financing income:
Interest income, net	63,167	(50.1)%	(26,195)	N/A	(69,900)	(166.8)%
Exchange gain (loss), net	(74,618)	N/A	4,069	N/A	1,562	(61.6)%
Net comprehensive financing income	(11,451)	N/A	(22,126)	(93.2)%	(68,338)	(208.9)%
Income before income taxes	780,709	(4.4)%	547,309	(29.9)%	399,743	(27.0)%
Income taxes	238,906	(69.6)%	77,785	(67.4)%	(152,232)	N/A
Consolidated net income	541,803	1,636.9%	469,524	(13.3)%	551,975	17.6%

Other operating data (unaudited):
Operating margin(2)	27.7		22.0		17.8
Net margin(3)	21.8		18.5		20.8
_______________
(1)
In 2010 we adopted Mexican Interpretacion de Norma de Informacion Financiera 17, or INIF 17, “Service Concession Contracts”, which provides that an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. As a result, we are required to account for the revenues and expenses relating to those services. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.

(2)	Income from operations divided by total revenue, expressed as a percentage.
(3)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009.

Consolidated Revenues

Total revenues for 2010 were Ps. 2,651.4 million, 4.5% higher than the Ps. 2,537.3 million recorded in 2009, primarily as a result of increases in aeronautical, non-aeronautical and hotel services revenues, offset by decreases in construction services revenues.

Aeronautical revenues increased 8.2% to Ps. 1,652.6 million in 2010, as compared to Ps. 1,527.0 million in 2009, primarily due to an increase in revenues from passenger charges from Ps. 1,189.8 in 2009 to Ps. 1,288.7 in 2010.  This increase in passenger charges was primarily attributable to an increase in passenger traffic and the increase in domestic and international passenger charges in 2010. Aeronautical revenue per workload unit in 2010 was Ps. 132.3 compared to Ps. 124.75 in 2009, an increase of 6.0%.

Non-aeronautical revenues increased 10.7% from Ps. 354.0 million in 2009 to Ps. 392.0 million in 2010, primarily due to increases in revenues from retail operations, advertising and car parking, which increased 20.2%, 18.2% and 5.9%, respectively.  Non-aeronautical revenue per terminal passenger increased by 10.1%, from Ps. 30.7 in 2009 to Ps. 33.8 in 2010, primarily due to the opening of Terminal B on September 1, 2010.  Some of the other contributing factors to the increase in non-aeronautical revenue per terminal passenger were the expansion and improvement of the commercial areas in our airports, the remodeling of restaurants in Acapulco, Zacatecas, Mazatlán and Terminal A in Monterrey, the opening of retail stores in Chihuahua, San Luis Potosí, Culiacán, Zacatecas, Durango and Terminals A, B and C in Monterrey, and the start of currency exchange services in Terminal B of the Monterrey airport.

Hotel services revenues increased 552.0% from Ps. 15.3 million in 2009 to Ps. 99.8 million in 2010, primarily due to a full year of operations and an increase in the occupancy rate.

Revenues from construction services in 2010 were Ps. 507.0 million, which decreased 20.9% from Ps. 640.9 million recognized in 2009, as a result of a lower level of capital investments.

Revenues by Airport

At the Monterrey airport, aeronautical revenues increased by 8.3% from Ps. 675.4 million in 2009 to Ps. 731.4 million in 2010, primarily due to an increase in passenger traffic and passenger charges.  Non-aeronautical revenues increased at the Monterrey airport by 14.4% from Ps. 183.2 in 2009 to Ps. 209.6 million in 2010, primarily due to an increase in passenger traffic and to the approximately 2,100 m2 of new commercial areas in Terminal B. Total revenues decreased by 11.0% from Ps. 1,246.1 million in 2009 to Ps. 1,109.4 million in 2010 at the Monterrey airport, primarily due to a decrease in construction services of 56.6%.  Revenues per workload unit at the Monterrey airport decreased by 15.9% from Ps. 224.9 in 2009 to Ps. 189.1 in 2010, principally due to decreases in revenues from construction services, which if not considered, revenues per workload unit would have increased 3.5%, primarily due to an increase in revenues from passenger charges.

At the Acapulco airport, aeronautical revenues decreased by 3.7% from Ps. 119.9 million in 2009 to Ps. 115.4 million in 2010, primarily due to route cancellations by domestic airlines and Mexicana’s exit in August, 2010.  Non-aeronautical revenues increased at the Acapulco airport by 3.3% from Ps. 21.4 million in 2009 to Ps. 22.1 million in 2010, primarily due to an increase in revenues from retail stores of 31.6%.  Total revenues increased by 12.8% from Ps. 173.3 million in 2009 to Ps. 195.6 million in 2010 at the Acapulco airport, primarily due to an increase in construction services of 81.0%.  Revenues per workload unit at the Acapulco airport increased by 28.5% from Ps. 205.0 in 2009 to Ps. 263.5 in 2010, primarily due to an increase in revenues from passenger charges and a decrease in workload units.

At the Mazatlán airport, aeronautical revenues increased by 5.7% from Ps. 111.3 million in 2009 to Ps. 117.6 million in 2010, primarily due to an increase in revenues from both domestic and international passenger charges and an increase in charter flights.  Non-aeronautical revenues increased at the Mazatlán airport by 5.2% from Ps. 33.2 million in 2009 to Ps. 34.9 million in 2010, due primarily to an increase in revenues from car parking of 8.8%. Total revenues increased by 40.4% from Ps. 152.8 million in 2009 to Ps. 214.5 million in 2010 at the Mazatlán airport, primarily due to an increase in aeronautical, non aeronautical and construction services revenues. Revenues per workload unit at the Mazatlán airport increased by 38.7% from Ps. 201.6 in 2009 to Ps. 279.5 in 2010, primarily due to an increase in revenues from passenger charges.

At the Culiacán airport, aeronautical revenues increased by 13.6% from Ps. 129.8 million in 2009 to Ps. 147.4 million in 2010, primarily due to an increase in revenues from domestic and international passenger charges.  Non-aeronautical revenues did not change at the Culiacán airport, with Ps. 20.3 million in 2009 and 2010, due primarily to a decrease in advertising of 27.1% and an increase in all other revenues to offset that decrease.  Total revenues increased by 25.1% from Ps. 165.4 million in 2009 to Ps. 206.9 million in 2010 at the Culiacán airport, primarily due to an increase in aeronautical revenues and revenues from construction services. Revenues per workload unit at the Culiacán airport increased by 25.4% from Ps. 150.3 in 2009 to Ps. 188.5 in 2010, primarily due to an increase in revenues from passenger charges and a decrease in workload units.

At the Chihuahua airport, aeronautical revenues increased by 20.5% from Ps. 96.2 million in 2009 to Ps. 116.0 million in 2010, primarily due to an increase in domestic airlines flights.  Non-aeronautical revenues increased at the Chihuahua airport by 16.9% from Ps. 19.9 million in 2009 to Ps. 23.3 million in 2010, due primarily to an increase in revenues from car parking of 20.3%.  Total revenues increased by 33.6% from Ps. 134.6 million in 2009 to Ps. 179.9 million in 2010 at the Chihuahua airport, due to an increase in passenger traffic of 83,156 passengers.  Revenues per workload unit at the Chihuahua airport increased by 19.0% from Ps. 172.1 in 2009 to Ps. 204.9 in 2010, primarily due to an increase in revenues from passenger charges.

At the Zihuatanejo airport, aeronautical revenues decreased by 5.5% from Ps. 83.2 million in 2009 to Ps. 78.6 million in 2010, primarily due to a decrease in passenger traffic and Mexicana’s exit in August 2010.  Non-aeronautical revenues increased at the Zihuatanejo airport by 9.2% from Ps. 15.1 million in 2009 to Ps. 16.5 million in 2010, due primarily to an increase in revenues from retail stores of 20.3%.  Revenues decreased by 16.5% from Ps. 138.5 million in 2009 to Ps. 115.7 million in 2010 at the Zihuatanejo airport, primarily due to a decrease in aeronautical revenues and construction services.  Revenues per workload unit at the Zihuatanejo airport decreased by 8.1% from Ps. 252.1 in 2009 to Ps. 231.6 in 2010, primarily due to a decrease in revenues from construction services, which if not considered, revenues per workload unit would have increased 6.4%, primarily due to an increase in revenues from retail stores.

At our other seven airports, aeronautical revenues increased by 11.2% from Ps. 311.2 million in 2009 to Ps. 346.1 million in 2010, primarily due to increases in domestic and international passenger charges and increases in domestic airline flights.  Non-aeronautical revenues increased by 10.6% from Ps. 66.0 million in 2009 to Ps. 73.0 million in 2010, principally due to an increase in revenues from retail stores of 28.3%.  Total revenues increased by 4.1% from Ps. 516.3 million in 2009 to Ps. 537.5 million in 2010 at our other 7 airports, primarily due to an increase in aeronautical and non aeronautical revenues. Revenues per workload unit at our other 7 airports increased by 4.9% from Ps. 193.8 in 2009 to Ps. 203.2 in 2010, primarily due to an increase in revenues from passenger charges and a decrease in workload units.

Operating Results

Cost of Services

Cost of services increased 50.5%, in 2010 as compared to 2009, mainly as a result of increases in various categories of expenses, payroll expenses (from Ps. 121.2 million to Ps. 137.4 million) and utilities (from Ps. 99.2 million to Ps. 115.9 million) and the allowance for doubtful accounts (from Ps. 14.4 million to 174.4 million).  As a percentage of total revenues, cost of services increased from 17.6% of revenues in 2009 to 25.4% of revenues in 2010, mainly reflecting the increase in allowance for doubtful accounts.

Administrative Expenses

Our administrative expenses consist primarily of administrative overhead costs, fees and expenses paid to consultants and other providers of professional services and other miscellaneous expenses.  Administrative expenses increased from Ps. 331.0 million in 2009 to Ps. 379.3 million in 2010, principally due to the hiring of new administrative personnel, expenses related to preparing and negotiating the master devolpment plan for the next five year period and costs incurred for studies required for Aerodrome certification under ICAO standards as well as ISO 14001 and OSHAS 18001 certifications we are trying to obtain.

Technical Assistance Fee and Concession Tax

Our technical assistance fee decreased 7.9% to Ps. 47.6 million in 2010, as compared to Ps. 51.7 million in 2009, reflecting a decrease in our profitability in 2010.  Our concession tax increased 8.8% from Ps. 94.8 million in 2009 to Ps. 103.1 million in 2010, reflecting our increase in revenues in 2010.

Depreciation and Amortization

Our 14% increase in depreciation and amortization, from Ps. 411.9 million in 2009 to Ps. 469.7 million in 2010, was principally due to the increase in improvements to our concessioned assets during 2010.

Construction Costs

Construction costs were Ps. 507.0 million in 2010, which decreased 20.9% from Ps. 640.9 million recorded in 2009, as a result of a lower level of capital investments to improve concessioned assets in 2010.

Income from Operations

On a consolidated basis, operating income decreased 15.8% to Ps. 471.1 million in 2010, as compared to Ps. 559.4 million during 2009.  This decrease primarily reflected the 50.5% increase in cost of services and 14.6% in administrative expenses in 2010.  Our operating margin decreased from 22.0% in 2009 to 17.8% in 2010.

Operating Income by Airport

On an airport-by-airport basis, the principal contributors to operating income in 2010 were the Monterrey International Airport (Ps. 37.1 million), the Mazatlán International Airport (Ps. 9.7 million), the Culiacán International Airport (Ps. 8.9 million) and the Chihuahua International Airport (Ps. 8.1 million).

Operating income for the Monterrey airport decreased by 49.5% to Ps. 37.1 million in 2010 from Ps. 73.5 million in 2009, primarily due to a decrease in total revenues.  Operating income per workload unit at the Monterrey airport decreased 52.3% to Ps. 6.3 in 2010 from Ps. 13.3 in 2009.

Operating income for the Acapulco airport decreased by 62.4% to Ps. 4.8 million in 2010 from Ps. 12.6 million in 2009, primarily due to an increase in costs of services and administrative expenses.  Operating income per workload unit at the Acapulco airport decreased 57.2% to Ps. 6.4 in 2010 from Ps. 15.0 in 2009.

Operating income for the Mazatlán airport decreased by 51.8% to Ps. 9.7 million in 2010 from Ps. 20.2 million in 2009, primarily due to an increase in costs of services and administrative expenses.  Operating income per workload unit at the Mazatlán airport decreased 52.4% to Ps. 12.7 in 2010 from Ps. 26.6 in 2009.

Operating income for the Culiacán airport decreased by 22.1% to Ps. 8.9 million in 2010 from Ps. 11.4 million in 2009, primarily due to an increase in costs of services.  Operating income per workload unit at the Culiacán airport  decreased 21.9% to Ps. 8.1 in 2010 from Ps. 10.3 in 2009.

Operating income for the Chihuahua airport decreased by 59.3% to Ps. 8.1 million in 2010 from Ps. 19.9 million in 2009, primarily due to an increase in costs of services.  Operating income per workload unit at the Chihuahua airport decreased 63.8% to Ps. 9.2 in 2010 from Ps. 25.5 in 2009.

Operating income for the Zihuatanejo airport decreased by 40.7% to Ps. 4.7 million in 2010 from Ps. 7.9 million in 2009, primarily due to a decrease in revenues as compared to 2009.  Operating income per workload unit at the Zihuatanejo airport decreased 34.8% to Ps. 9.3 in 2010 from Ps. 14.3 in 2009.

Operating income for our 7 other airports decreased by 18.8% to Ps. 26.2 million in 2010 from Ps. 32.3 million in 2009, primarily due to an increase in costs of services.  Operating income per workload unit at the other 7 airports decreased 18.3% to Ps. 9.9 in 2010 from Ps. 12.1 in 2009.

Comprehensive Financing Result

Our net comprehensive financing result in 2010 resulted in a cost of Ps. 68.3 million, as compared to a cost of Ps. 22.1 million in 2009.  This change resulted primarily from an increase in interest expense associated with additional financing.  For example, in 2010 we increased the total amount of the long-term bank credit facility we entered into in 2009 and that is scheduled to mature in 2017, from Ps. 500 million to Ps. 700.  In 2010, we entered into two long-term bank credit facilities for the amount of Ps. 200 million each, both scheduled to mature in 2018.

Income Taxes

We recorded an income tax benefit of Ps. 152.2 million compared to an expense of Ps. 77.8 million in 2009, principally as a result of decreases in our deferred tax liability from Ps. 1,108.0 million in 2009 to Ps. 859.6 million in 2010. This was offset by an increase in current ISR from Ps. 88.5 million in 2009 to Ps. 90.9 million in 2010, and a decrease in current IETU from Ps. 19.2 million in 2009 to Ps. 4.3 million in 2010.

The decrease in our deferred tax liability resulted principally from the amortization of tax loss carryforwards in 2010, and reductions in the valuation allowance on deferred tax assets. In accordance with MFRS, each tax paying subsidiary records deferred income taxes based on its projections of whether they expect to pay ISR or IETU in future periods. We revise our projections on an annual basis, which in 2010 include the effects of the Master Development Plan and Maximum Rates for the 2011-2015 period approved in December 2010.

Our effective tax rate in 2009 was 14.2% and -38.1% in 2010.

Net Income

Net income in 2010 was Ps. 552 million, an increase of 17.6% as compared to the prior year period.  Earnings per share were Ps. 1.3835, and earnings per ADS were Ps. 11.0680.  Each ADS represents eight Series B shares.

Results of operations for the year ended December 31, 2009 compared to the year ended December 31, 2008.

Consolidated Revenues

Total revenues for 2009 were Ps. 2,537.3 million, 2.3% higher than the Ps. 2,481.3 million recorded in 2008, as a result of higher revenues from hotel services.

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

Non-aeronautical revenue in 2009 were Ps. 354.0 million, which decreased 4.7% compared to Ps. 371.3 million recorded in 2008, principally due to decreases in revenues from car parking, which decreased 7.3% and was substantially offset by increases in other categories.  Non-aeronautical revenue per terminal passenger increased by 16.3%, from Ps. 26.4 in 2008 to Ps. 30.7 in 2009, primarily due to the expansion and improvement of the commercial areas in our airports, including the opening and remodeling of retail stores in Chihuahua, Ciudad Juárez, and Acapulco, restaurants in Reynosa, Ciudad Juárez, and Durango, and the start of operations of currency exchange services in Monterrey terminal A, Acapulco, and Zihuatanejo among others.

The Terminal 2 NH Hotel started operations in August 2009, and recognized revenues of Ps. 15.3 million.

Revenues from construction services in 2009 were Ps. 640.9 million, increasing 30.1% from Ps. 492.8 million recorded in 2008, as a result of a higher level of capital investments to improve concessioned assets 2009.

Revenues by Airport

Aeronautical revenues decreased by 7.3% from Ps. 728.4 million in 2008 to Ps. 675.4 million in 2009 at the Monterrey airport, primarily due to route cancelations and Aviacsa´s exit in July 2009.  Non-aeronautical revenues decreased at the Monterrey airport by 6.4% from Ps. 195.8 in 2008 to Ps. 183.2 million in 2009, primarily due to a decrease in food and beverage operations of 20.6%, and a decrease in passenger traffic. Revenues from construction services increased 48.4% from Ps. 261.2 million in 2008 to Ps. 387.5 million in 2009, primarily due to improvements to concessioned assets. As a result of the previously mentioned variances, total revenues increased by 5.1% from Ps. 1,185.4 million in 2008 to Ps. 1,246.1 million in 2009 at the Monterrey airport. Total revenues per workload unit at the Monterrey airport increased by 32.7% from Ps. 169.4 in 2008 to Ps. 224.9 in 2009, primarily due to an increase in revenues from construction services and a decrease in workload units.

Aeronautical revenues decreased by 10.5% from Ps. 133.9 million in 2008 to Ps. 119.9 million in 2009 at the Acapulco airport, primarily due to flights and route cancellations by domestic airlines.  Non-aeronautical revenues decreased at the Acapulco airport by 9.5% from Ps. 23.7 million in 2008 to Ps. 21.4 million in 2009, primarily due to a decrease in duty free sales of 35.4%, and a decrease in passenger traffic.  Revenues from construction services increased 45.4% from Ps. 22.0 million in 2008 to Ps. 32.1 million in 2009, primarily due to improvements to concessioned assets. Total revenues decreased by 3.5% from Ps. 179.6 million in 2008 to Ps. 173.3 million in 2009 at the Acapulco airport, primarily due to a decrease in passenger traffic of 23%.  Revenues per workload unit at the Acapulco airport increased by 25.1% from Ps. 163.9 in 2008 to Ps. 205.0 in 2009, primarily due to an increase in revenues from construction services and a decrease in workload units.

Aeronautical revenues increased by 4.3% from Ps. 106.6 million in 2008 to Ps. 111.3 million in 2009 at the Mazatlán airport, primarily due to an increase in revenues from international passenger charges.  Non-aeronautical revenues increased at the Mazatlán airport by 2.0% from Ps. 32.6 million in 2008 to Ps. 33.2 million in 2009, primarily due to an increase in revenues from car parking of 17.1%. Revenues from construction services decreased 10.7% from Ps. 9.3 million in 2008 to Ps. 8.3 million in 2009, primarily due to improvements to concessioned assets.  Total revenues increased by 2.9% from Ps. 148.5 million in 2008 to Ps. 152.8 million in 2009 at the Mazatlán airport, primarily due to an increase in aeronautical and non aeronautical revenues.  Revenues per workload unit at the Mazatlán airport increased by 16.1% from Ps. 173.6 in 2008 to Ps. 201.6 in 2009, primarily due to an increase in revenues from passenger charges and a decrease in workload units.

Aeronautical revenues increased by 7.2% from Ps. 121.1 million in 2008 to Ps. 129.8 million in 2009 at the Culiacán airport, primarily due to an increase in revenues from domestic passenger charges.  Non-aeronautical revenues increased at the Culiacán airport by 4.4% from Ps. 19.4 million in 2008 to Ps. 20.3 million in 2009, primarily due to an increase in advertising of 43.0%. Revenues from construction services increased 8.2% from Ps. 14.2 million in 2008 to Ps. 15.3 million in 2009, primarily due to improvements to concessioned assets. Total revenues increased by 6.9% from Ps. 154.7 million in 2008 to Ps. 165.4 million in 2009 at the Culiacán airport, principally due to an increase in aeronautical and non aeronautical revenues.  Revenues per workload unit at the Culiacán airport increased by 10.7% from Ps. 135.8 in 2008 to Ps. 150.3 in 2009, primarily due to an increase in revenues from passenger charges and a decrease in workload units.

Aeronautical revenues decreased by 3.8% from Ps. 100.0 million in 2008 to Ps. 96.2 million in 2009 at the Chihuahua airport, primarily due to a reduction in domestic airlines flights.  Non-aeronautical revenues decreased at the Chihuahua airport by 2.6% from Ps. 20.4 million in 2008 to Ps. 19.9 million in 2009, primarily due to a decrease in airfreight services of 29.7%. Revenues from construction services decreased 19.9% from Ps. 23.1 million in 2008 to Ps. 18.5 million in 2009, primarily due to lower improvements to concessioned assets. Total revenues decreased by 6.2% from Ps. 143.5 million in 2008 to Ps. 134.6 million in 2009 at the Chihuahua airport, mainly due to a decrease in revenues from construction services and passenger traffic of 11%.  Revenues per workload unit at the Chihuahua airport increased by 6.1% from Ps. 162.2 in 2008 to Ps. 172.1 in 2009, primarily due to a decrease in workload units.

Aeronautical revenues increased by 4.1% from Ps. 80.0 million in 2008 to Ps. 83.2 million in 2009 at the Zihuatanejo airport, primarily due to an increase in revenues from passenger charges.  Non-aeronautical revenues decreased at the Zihuatanejo airport by 9.0% from Ps. 16.6 million in 2008 to Ps. 15.1 million in 2009, primarily due to a decrease in duty free sales of 19.1%. Revenues from construction services increased 265.4% from Ps. 11.0 million in 2008 to Ps. 40.1 million in 2009, primarily due to improvements to concessioned assets. Total revenues increased by 28.8% from Ps. 107.6 million in 2008 to Ps. 138.5 million in 2009 at the Zihuatanejo airport, primarily due to increases in revenues from construction services and aeronautical revenues.  Revenues per workload unit at the Zihuatanejo airport increased by 52.0% from Ps. 165.9 in 2008 to Ps. 252.2 in 2009, primarily due to an increase in revenues from construction services and a decrease in workload units.

Aeronautical revenues at our other 7 airports decreased by 10.4% from Ps. 347.2 million in 2008 to Ps. 311.2 million in 2009, primarily due to reductions and cancellations of domestic and international airline flights.  Non-aeronautical revenues decreased by 3.6% from Ps. 68.4 million in 2008 to Ps. 66.0 million in 2009, principally due to a decrease in revenues from car parking of 9.5%. Revenues from construction services decreased 8.5% from Ps. 152.0 million in 2008 to Ps. 139.1 million in 2009, primarily due to lower improvements to concessioned assets. Total revenues decreased by 9.0% from Ps. 567.7 million in 2008 to Ps. 516.3 million in 2009 at our other 7 airports, primarily due to a decrease in aeronautical and construction revenues.  Revenues per workload unit at our other 7 airports increased by 10.3% from Ps. 175.7 in 2008 to Ps. 193.8 in 2009, mainly due to a decrease in workload units.

Operating Results

Cost of Services

Cost of services decreased 11.7%, in 2009 as compared to 2008, mainly as a result of decreases in various categories of expenses, payroll expenses (from Ps. 156.2 million to Ps. 146.0 million) and utilities (from Ps. 112.8 million to Ps. 99.2 million).  As a percentage of total revenues, cost of services increased from 23.1% of revenues in 2008 to 24.1% of revenues in 2009, mainly reflecting the increase in costs (maintenance, safety, security and insurance) and decrease in revenues.

Administrative Expenses

Our administrative expenses consist primarily of administrative overhead costs, fees and expenses paid to consultants and other providers of professional services and other miscellaneous expenses.  Administrative expenses increased from Ps. 269.9 million in 2008 to Ps. 331.0 million in 2009, mainly due to an increase in studies for the master devolpment plan for the next five year period as well as increased personnel expense as a result of the corporate reorganization that transferred most personnel to services subsidiaries, which is expected to improve operational efficiency.

Construction Costs

Construction costs were Ps. 641.0 million in 2009, increasing 30.1% from Ps. 492.8 million recognized in 2008, as a result of a higher level of capital investments to improve concessioned assets.

Technical Assistance Fee and Concession Tax

Our technical assistance fee decreased 7.0% to Ps. 51.7 million in 2009, as compared to Ps. 55.6 million in 2008, reflecting a decrease in our profitability in 2009.  Our concession tax decreased 6.8% from Ps. 101.6 million in 2008 to Ps. 94.8 million in 2009, reflecting our decrease in revenues in 2009.

Depreciation and Amortization

Our 12.3% increase in depreciation and amortization, from Ps. 366.7 million in 2008 to Ps. 411.9 million in 2009, was principally due to the increase in improvements to our concession properties during 2009.

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

Operating income for the Monterrey airport increased by 30.0% to Ps. 73.4 million in 2009 from Ps. 56.5 million in 2008, primarily due to a decrease in costs of services and administrative expenses.  Operating income per workload unit at the Monterrey airport increased 64.2 % to Ps. 13.3 in 2009 from Ps. 8.1 in 2008.

Operating income for the Acapulco airport increased by 31.6% to Ps. 12.7 million in 2009 from Ps. 9.6 million in 2008, primarily due to a decrease in costs of services and administrative expenses.  Operating income per workload unit at the Acapulco airport increased 70.6% to Ps. 15.0 in 2009 from Ps. 8.8 in 2008.

Operating income for the Mazatlán airport increased by 137.4% to Ps. 20.2 million in 2009 from Ps. 8.5 million in 2008, primarily due to an increase in revenues and a decrease in costs of services and administrative expenses.  Operating income per workload unit at the Mazatlán airport increased 167.9 % to Ps. 26.6 in 2009 from Ps. 9.9 in 2008.

Operating income for the Culiacán airport increased by 341.0% to Ps. 11.4 million in 2009 from Ps. 2.6 million in 2008, primarily due to an increase in revenues and a decrease in costs of services and administrative expenses.  Operating income per workload unit at the Culiacán airport increased 356.5 % to Ps. 10.3 in 2009 from Ps. 2.3 in 2008.

Operating income for the Chihuahua airport increased by 27.4% to Ps. 19.9 million in 2009 from Ps. 15.7 million in 2008, primarily due to a decrease in costs of services and administrative expenses.  Operating income per workload unit at the Chihuahua airport increased 41.1% to Ps. 25.5 in 2009 from Ps. 17.7 in 2008.

Operating income for the Zihuatanejo airport increased by 39.2% to Ps. 7.9 million in 2009 from Ps. 5.6 million in 2008, primarily due to an increase in revenues and a decrease in costs of services and administrative expenses.  Operating income per workload unit at the Zihuatanejo airport increased 64.4% to Ps. 14.3 in 2009 from Ps. 8.7 in 2008.

Operating income for our 7 other airports increased by 31.6% to Ps. 32.3 million in 2009 from Ps. 24.5 million in 2008, primarily due to a decrease in costs of services and administrative expenses.  Operating income per workload unit at the other 7 airports increased 59.7% to Ps. 12.1 in 2009 from Ps. 7.6 in 2008.

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

Net Income

Net income in 2009 was Ps. 469.5 million, a decrease of 13.3% as compared to the prior year period.  Earnings per share were Ps. 1.1889, and earnings per ADS were Ps. 9.5512.  Each ADS represents eight Series B shares.

Liquidity and Capital Resources

Historically, our operations have been funded through cash flows from operations, and we have not incurred any significant indebtedness.  In the last two years, we have also used debt to fund our operations.  In the future, we plan to use additional long-term debt as part of our strategy to finance capital expenditures and to improve our net working capital.  As of December 31, 2009 and December 31, 2010, we had Ps. 267.7 million and Ps. 312.8 million, respectively, of cash and cash equivalents.

In 2010, we generated Ps. 610.6 million in cash flows from operating activities, as compared to Ps. 448.8 million in 2009, principally due to decreases in accounts receivable on a year-over-year basis.  Our cash flows used in investing activities during 2010 were Ps. 527.2 million for purchases of capital assets.  Also, as part of our strategic investments, we acquired land reserves for the development and expansion of the Monterrey airport. Our cash flows used in financing activities were Ps. 38.3 million for payments of dividends and decreasing our short-term debt.

In 2009, we generated Ps. 448.8 million in cash flows from operating activities, as compared to Ps. 735.5 million in 2008, principally due to decreases in accounts payable.  Our cash flows used in investing activities were Ps. 597.1 million for purchases of capital assets.  Also, as part of the strategic investments, we acquired land reserves for the development and expansion of the Monterrey airport. Our cash flows used in financing activities during 2009 were Ps. 158.6 million mainly due to an increase in our long term debt.

In 2008, we generated Ps. 735.4 million in cash flows from operating activities, as compared to Ps. 1,070.6 million in 2007, principally due to increases in some of our working capital accounts such as trade accounts receivable, recoverable taxes and other current assets, which decreased our cash balances in 2008 compared to 2007.  Our cash flows used in investing activities during 2008 were Ps. 1,882.6 million for purchases of capital assets. Also, as part of the strategic investments, we acquired land reserves for the development and expansion of the Monterrey and Culiacán airports.  Our cash flows used in financing activities were Ps. 352.1 million for payments of dividends and share repurchases.

In December 2005, our parent company Aeroinvest entered into certain credit facilities to finance Aeroinvest’s acquisition from the Mexican government of the Series B shares currently representing 35.3% of our capital stock and to finance an additional loan to SETA for SETA’s exercise of the option to acquire 2% of our Series B shares.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  Aeroinvest subsequently purchased additional Series B Shares representing 6.7% of our capital stock from 2006, the year of our initial public offering, to 2010.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  The refinancing consisted of the issuance of the following series of notes by a Mexican trust, payable in U.S. dollars:  (i) Ps. 2,125,000,000 aggregate principal amount of Series 2007-1 Class A Notes due 2017, (ii) Ps. 325,000,000 aggregate principal amount of Series 2007-1 Class B Notes due 2017, and (iii) Ps. 355,000,000 aggregate principal amount of Series 2007-1 Class C Notes due 2017.  The refinancing was approved at the extraordinary shareholders meeting held January 31, 2007.

In February, 2011, Aeroinvest repaid Merrill Lynch, Pierce, Fenner & Smith Incorporated the outstanding amounts under these credit facilities.  As of today, Aeroinvest does not have any outstanding credit facilities that would require us to comply with covenants.  However, in the future, Aeroinvest could enter into agreements that may require us to comply with certain covenants, which could include restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change our business or make investments or capital expenditures outside of our master development plans.

Share Repurchase Program

Our share repurchase program started in October of 2007.  On April 16, 2010, our shareholders approved repurchases up to Ps. 400 million.  As of May 20, 2011, we had used Ps. 67.9 million to repurchase a total of 818,000 Series B shares in accordance with the share repurchase program.  On April 14, 2011, our shareholders authorized the use of an amount of up to Ps. 400 million for repurchases of Series B shares during 2011.

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

Income Taxes

In conformity with NIF D-4, Accounting for Income Tax, Asset Tax and Employee Statutory Profit Sharing, of MFRS, a provision or benefit for income tax is recorded in the results of the year in which such tax expense or benefit is incurred.  Deferred income tax assets and liabilities are recognized for temporary differences derived from comparing the accounting and tax values of assets and liabilities, plus any future benefits resulting from tax loss carry-forwards or any other tax credit.  The resulting deferred tax provision or benefit is reflected in our consolidated statements of income.  A deferred tax liability is recorded when there is a charge to results, and a deferred tax asset is recorded in the event of a credit to results.

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

Our management believes that we, together with our 13 airport subsidiaries, must be considered as an independent cash-generating unit, as all were part of the Central-North package included in the Mexican government’s bidding process.  Under the privatization process, each airport concessionaire must operate its airport, regardless of its individual results.  Our evaluations throughout the year and up to the date of this filing did not reveal any impairment of tangible and intangible long-lived assets.  We can give no assurance that our evaluations will not change as a result of new information or developments, which may change our future projections of net cash flows or the related discount rates and result in future impairment charges.  We performed our impairment analysis for the year ended December 31, 2010, and did not record any impairment.

Principal Differences Between MFRS and U.S. GAAP

Our consolidated financial statements are prepared in accordance with MFRS, which differs in certain respects from U.S. GAAP.

The principal differences between MFRS and U.S. GAAP as they relate to us are the treatment of our investments in our concessions and the rights to use our airport facilities, the treatment of SETA’s option and portion of shares held in trust, which are forfeitable, and the effects of deferred taxes.  Each of these differences affects both consolidated net income and stockholders’ equity.  See Note 23 to our audited financial statements for a discussion of these differences and the effect on our consolidated financial position and results of operation.

Off-balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

	Payments due by period
	Total	Less than 1 year(2)	1-3 years		3-5 years		More than 5 years
	(in millions of pesos)
Contractual Obligations

Master development programs	Ps. 3,096.8	Ps. 781.9	Ps. 1,973.5	(3)	Ps. 341.4	(3)	N/A	(3)
Purchase obligations(1)	209.3	40.6	125.6		43.1		N/A
Long Term Debt	1,094.9	135.5	444.1		434.7		Ps. 80.6
Total	Ps. 4,401.0	Ps. 958.0	Ps. 2,543.2		Ps. 819.2		Ps. 80.6
_______________
(1)
Reflects minimum fixed annual payment of U.S.$ 3 million required to be paid under our Technical Assistance Agreement, assuming an exchange rate of Ps. 12.38 per U.S. dollar which is the exchange rate as of December 30, 2010 published by the Federal Reserve Bank of New York and an annual U.S. inflation rate of 1.50% as reported by the U.S. Department of Labor, Bureau of Labor Statistics for 2010.  The amount ultimately to be paid in any year will depend on our profitability.

(2)	Amount for less than one year corresponds to obligations for the remainder of 2011.
(3)
In 2010, the fifth year of our previous master development program, a negotiation took place with the Ministry of Communications and Transportation to determine the new master development program commitments for the 2011-2015 period.

Adoption of IFRS

All Mexican issuers (except financial institutions) are required to adopt IFRS as issued by the International Accounting Standards Board, as their accounting standard, no later than fiscal years beginning on or after January 1, 2012, with early adoption permitted.  We adopted IFRS in our financial information as of January 1, 2011. Our transition period to IFRS begins on January 1, 2010.  We have evaluated the impact that the adoption of IFRS will have on our financial position and results of operations. See Note 21 to our audited financial statements for a discussion of the estimated impacts on our consolidated financial position and results of operations resulting from the adoption of IFRS.

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

On April 14, 2011, the Shareholders’ Meeting was informed of Bernardo Quintana’s decision to step down as Chairman of the Board, and approved the election of José Luis Guerrero Álvarez as the new Chairman of the Board. Additionally, it was informed of the resignation of Manuel Francisco Arce Rincón as an Independent Director and approved the designation of Cristina Gil White as an Independent Member of the Board of Directors and of Diego Quintana Kawage as a Member of the Board of Directors.
The following table lists the members of the Board of Directors effective on April 14, 2011, along with their titles, dates of appointment and ages:

Name	Title	Director since	Age
José Luis Guerrero Álvarez	Chairman and Director	December 21, 2005	67
Luis Guillermo Zazueta Domínguez	Independent Director	October 2, 2006	65
Alberto Felipe Mulás Alonso	Independent Director	October 2, 2006	50
Salvador Alva Gómez	Independent Director	October 2, 2006	60
Cristina Gil White	Independent Director	April 14, 2011	34
Fernando Flores Pérez	Independent Director	April 29, 2007	65
Sergio Fernando Montaño León	Director	December 21, 2005	63
Diego Quintana Kawage	Director	April 14, 2011	40
Luis Fernando Zárate Rocha*	Director	September 22, 2000	67
Alonso Quintana Kawage*	Director	March 14, 2003	37
Jean Marie Chevallier*	Director	December 13, 2006	66
Jacques Follain*	Alternate Director	December 13, 2006	55
__________________
*  Appointed by SETA

José Luis Guerrero Álvarez.  Dr. José Luis Guerrero Álvarez has been a member of our Board of Directors since December 2005 and has acted as its Chairman since April 14, 2011. Dr. Guerrero has been Chief Executive Officer and Executive Vice President of Empresas ICA, S.A.B. de C.V. since January 1, 2007 and was previously its Chief Financial Officer and Executive Vice President. Between 1972 and 1979, he held positions as Planning Director of Combinado Industrial Sahagún, Technical Director of Roca Fosforica Mexicana and Technical Planning and Development Sub-manager at Lazaro Cardenas Las Truchas steel plant. He also worked at Wichman Wimet, Conventry (United Kingdom), Fábricas Automex and Industria del Hierro. In addition, Dr. Guerrero has been a member of the Board of Directors of Empresas ICA’s since 1990 and is an independent member of the Board of Directors of the Mexican Stock Exchange (BMV). He is also a former member of the Board of Directors of Banco Nacional de México, among other companies. Also, he has been a professor of Materials Science in the Engineering School of the UNAM and a professor of finance at the IPADE. Dr. Guerrero holds an engineering degree in Mechanical and Electrical Engineering from the Universidad Nacional Autónoma de México (UNAM), a diploma D’Ingenieur from Institut Superieur des Materiaux et de la Construction Mechanique of Paris, France, and both an M.S. and a Ph.D. in Engineering from the University of Illinois at Urbana-Champaign and has attended various executive courses at Harvard, Stanford, the University of Pennsylvania, the Instituto Tecnológico Autónomo de México (ITAM)  and the Instituto Panamericano de Alta Dirección de Empresa (IPADE) Universities.

Luis Guillermo Zazueta Domínguez.  Mr. Luis Guillermo Zazueta Domínguez has been a member of our Board of Directors since December 2006.  In 1971, Mr. Zazueta founded Despacho Zazueta Hermanos, S.C., a professional accounting firm advising a wide range of clients on accounting and tax matters.  He is also on the Board of Directors of Seguros Argos S.A. de C.V., ANA Automóvil Club de México, A.C., Almacenadora Gomex and Astered Union de Credito.  He is a member of the College of Certified Public Accountants and registered as a Fiscal Public Accountant at the Ministry of Finance and Public Credit, the Mexican Social Security Institute, INFONAVIT and the Federal District.  Mr. Zazueta holds a degree in public accounting from the Universidad Iberoamericana.

Alberto Felipe Mulás Alonso.  Mr. Mulás has been a member of our Board of Directors since December 2006.  Mr. Mulás currently serves as director on the boards of several companies, including: Grupo Modelo, S.AB. de C.V., Empresas ICA, S.A.B. de C.V., Grupo Financiero Santander, Urbi Desarrollos Urbanos S.A.B. de C.V.,  Comex Group, México’s largest paint manufacturer and Sociedad Hipotecaria Federal, S.N.C.  the government-owned mortgage development bank.  Since January 2003, he has been the managing director of CReSCE Consultores, S.C., a consulting firm specializing in corporate finance, corporate governance and strategic planning.  In January 2001, Mr. Mulás acted as undersecretary of housing at México’s social development ministry.  In this role, Mr. Mulás created the country’s national housing commission and council, becoming the first Commissioner and a member of President Vicente Fox’s cabinet.  From 1999 to 2001, Mr. Mulás was Managing Director at Donaldson, Lufkin & Jenrette Securities Corp.  and was also Country Manager for Lehman Brothers, Inc. from 1992 to 1997.  Mr. Mulás holds a degree in chemical engineering from the Universidad Iberoamericana and a Master’s in Business Administration from the Wharton School at the University of Pennsylvania.

Salvador Alva Gomez. Mr. Alva has been a member of our Board of Directors since December 2006.  Mr. Alva worked for PepsiCo for 24 years; he was president of the food and beverage business division of PepsiCo Latin America, and was also a member of the Executive Committee.  He is a member of the Boards of Directors of: Lamosa, 7- Eleven, Chapa Group, Metalsa, Alsea, ICA Enterprises, “EXEB” Businessmen’s Foundation for Basic Education, and the Latin American Business Council. Mr. Alva was President of the Mexican Association for Electronic Commerce.  In 2005 he was recognized by Fortune Magazine as one of the most influential minority leaders in business. He holds a degree in chemical engineering from the Universidad Nacional Autónoma de México and a Master’s in Business Administration from the Universidad de las Américas. He is currently an independent entrepreneur running a business incubator and the author of the book: Your Life Your Best Business and Admired Company: The Recipe.

Cristina Gil White. Mrs. Cristina Gil White has worked broadly in the area of corporate social responsibility, environmental preservation, fundraising and scientific research. She has worked for a number of non-governmental organizations, as well as public and private sector firms, including Cemex México, Pronatura Noreste, A.C., IOS Offices, S.A. de C.V., Entorno Consultores, S.C. and RARE.  She has a degree in chemistry from Universidad de las Américas in Puebla and a Masters in Environmental Systems from ITESM.

Fernando Flores Pérez.  Mr. Fernando Flores Pérez has been a member of our Board of Directors since April 2007.  He is also a member of the Board of Directors of Empresas ICA S.A.B. de C.V.  He is also Chairman of the Board of Directors of GW Publishing, S.A. de C.V., which produces and markets the Spanish-language editions for México, Latin America, and the United States for the ESPN sports network.  Mr. Flores is Founder and Managing Partner in EFE Consultores, S.C., and a strategic planning consultancy.  In February 2009, Mr. Flores became a Senior Counselor at A.T.  Kearney.  During the government of Vicente Fox, he served as Executive Director and Chairman of the Board of the Mexican Social Security Institute (IMSS) from October 2005 until December 2006.  From December 2004 to October 2005, he was Undersecretary of Labor, Security, and Social Security at the Ministry of Labor and Social Security.  Mr. Flores joined Compañia Mexicana de Aviación in 1991 and served as Law and Administration Director from 1995 until 2004, when he became Executive Director and Chairman of the Board of Directors of the Compañia Mexicana de Aviación and Executive Vice president of Holding CINTRA, a company that was listed on the Mexican Stock Exchange.  Mr. Flores has also served as Executive Director of Aerovías de México (Aeroméxico) from March to December 2004.  From January 1997 to January 2000, he was the Chairman of the National Air Transportation Chamber.  Mr. Flores holds a law degree from the Universidad Iberoamericana, and in 2004 he received the “Gold Master in Executive Leadership” award from the Executive Leadership Forum in Spain.

Sergio Fernando Montaño León.  Mr. Sergio F. Montaño León has been a member of our Board of Directors since December 2005.  Mr. Montaño is member of the Board of Directors and Executive Vice President in charge of administration of Empresas ICA, S.A.B. de C.V. Since 1972, Mr. Montaño has served in various capacities in the management and finance areas of several companies within the Empresas ICA group.  Previously, Mr. Montaño held various management positions with such Mexican companies as Trebol S.A. de C.V. and Cervecería Cuauhtémoc Moctezuma, S.A. de C.V. Mr. Montaño holds a degree in public accounting from the Universidad Nacional Autónoma de México, a Master’s degree in taxation from the Instituto para la Especialización de Ejecutivos and a Specialization in Insurance from the Instituto Tecnológico Autónomo de México.  Mr. Montaño has been a member of the Mexican Institute of Financial Executives since 1997.

Diego Quintana Kawage. Mr. Diego Quintana Kawage has been a member of the Board of Empresas ICA since 2008, and is ICA’s representative for the Industrial Construction division and responsible for the Airports, Homebuilding, and Real Estate divisions and for strategic alliances. He joined ICA in 1995, and served as the General Director of ViveICA, ICA’s homebuilding company, from 2004 to 2009 and as Finance Director of ViveICA from 2000 to 2003. He holds an Economics degree from the Universidad Anahuac and has a Master’s in Business Administration from Stanford University.

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

Alonso Quintana Kawage.  Mr. Alonso Quintana Kawage has been a member of our Board of Directors since March 2003.  Mr. Quintana is a member of the Board of Directors of Empresas ICA, S.A.B. de C.V. and has served as that company’s Chief Financial Officer since January 1, 2007.  Since joining Empresas ICA in 1994, he has served the company in various capacities, including Aeroinvest positions in its construction, corporate finance and project finance areas.  In the finance group, Mr. Quintana has overseen various transactions, including those relating to the financing of a bond and syndicated credit for the El Cajon Hydroelectric Project, a bond for the Corredor Sur project in Panama, a long-term loan financing for the Irapuato-La Piedad highway public-private partnership, various public offerings by Empresas ICA in the international capital markets and Aeroinvest’s acquisition in 2005 of Series B shares currently representing 35.3% of our capital stock.  Mr. Quintana received a degree in civil engineering from the Universidad Iberoamericana and a Master’s in Business Administration from the Kellogg School of Management at Northwestern University.  Mr. Quintana is the son of the Chairman of the Board of Directors, Mr. Bernardo Quintana Isaac.

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

Jacques Follain (Alternate Director for Mr. Chevallier).  Mr. Jacques Follain is Managing Director of Aéroports de Paris Management (ADPM).  Mr. Follain joined the Aéroports de Paris Group in 1998 and has played a key role in the development of ADP as an international airport operator in China, México, Egypt, Jordan, Belgium and Algeria.  Prior to joining ADP, Mr. Follain held several positions in L’Oreal starting in 1987, including heading its México subsidiary, sales and marketing manager for Europe in the International Department, and responsibility for setting up the management information systems of the professional division.  He also worked for six years as an organizational consultant at Arthur Andersen Consulting (Accenture).  Mr. Follain is an aeronautical and telecommunications engineer, with degrees from the École Nationale Supérieure des Constructions Aéronautiques (Toulouse), the École Nationale Supérieure des Telecommunications (Paris) and a Master’s degree from Stanford University.

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

The following table lists our executive officers, their current position and their year of appointment as an executive officer.

Name	Current position	Executive officer since(2)	Age
Víctor Humberto Bravo Martín(1)	Chief Executive Officer	March 20, 2006	45
Stéphane Laurent Christian Lemoine(1)	Chief Operating Officer	July 19, 2010	49
José Luis Guerrero Cortés(1)	Chief Financial Officer	July 1, 2009	30
Manuel de la Torre Meléndez	General Counsel	January 1, 2004	47
Roberto Ontiveros Chávez	Infrastructure and Maintenance Director	July 22, 2008	46
Stéphane Taysse (1)	Commercial and Marketing Director	December 1,2009	38
Porfirio González Álvarez	Airports Director	April 26, 2006	60

(1)	Appointed by SETA as holder of Series BB shares.
(2)	Date of Appointment.

Víctor Humberto Bravo Martín served as our Chief Financial Officer since March 2006 and in July 2009 he became our Chief Executive Officer.  Prior to joining us, he occupied various positions in Empresas ICA, including Corporate Finance Director, Project Finance Director, Corporate Finance Analysis Manager and Corporate Economic Analysis Manager.  Mr. Bravo holds a B.S.  in economics from Instituto Tecnológico y de Estudios Superiores de Monterrey, a diploma in finance from Instituto Tecnológico Autónomo de México, an MBA from the Leonard N. Stern School of Business at New York University and an MBA from the Manchester School of Business.  He has also completed various specialization courses in the areas of finance, management, airports and human resources.

Stéphane Laurent Christian Lemoine has served as our Chief Operating Officer since July 2010.  Previously, Mr. Lemoine was involved in Aéroports de Paris Group international developments as an operations expert and also participated as Managing Director and Controller of Aéroports de Paris.  He was involved in the process of transferring ADP SETA shares to Aéroports de Paris Management.  Mr. Lemoine has a Master’s in Business Administration from the Dauphine University in Paris and has a strong background in airport operations and project financing.

José Luis Guerrero Cortés has served as our Chief Financial Officer since July 2009.  Previously he worked as a summer associate at Goldman Sachs in the debt capital markets and derivatives groups, served as a financial analyst at Empresas ICA and as an assistant brand manager at Procter & Gamble in México.  Mr. Guerrero also worked in the environmental research group of Veolia Environment in France and as a research engineer for Vulcan Chemicals in Kansas.  Mr. Guerrero holds a degree in chemical engineering from the Universidad Iberoamericana, a diploma in Finance from Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from the Harvard Business School.

Manuel de la Torre Meléndez has served as our General Counsel since January 2004.  Prior to joining us, Mr. de La Torre was a senior associate at Thacher, Proffitt & Wood LLP, where he advised a variety of corporate clients with a particular focus on labor law.  Mr. de la Torre was a professor of labor law and procedural labor law at the Instituto Tecnológico Autónomo de México and holds a law degree, magna cum laude, from the Universidad Nacional Autónoma de México.  He is a member of the Mexican Bar Association and a plenary member and head of the México chapter of the Latin American Association for Airports and Space Law.  He has also carried out studies in aeronautical and space law at McGill University, the University of Leiden, and Daniel Webster College, and he is the author of the First Airport Code for Latin America.  Mr. de la Torre has been the Secretary of the Board of Directors since March 2007.  He is now a member of the Royal Aeronautical Society, which in 2009 was in charge of the Mexican Chapter of the Latin American Association of Aeronautic and Space Law Presidency.  He has been a guest speaker in many events and conferences concerning aeronautic and airport matters.  In 2009, he obtained the first place in the 2009 Aeronautic and Space International Law Contest.

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

Stéphane Taysse has served as Commercial and Marketing Director since December 2009.  Prior to joining us he was Commercial Manager at ADP-Roissy Charles de Gaulle Airport since 2007.  Previously he served as Manager in the Business Unit and as Project Manager at Galeries Lafayette during 8 years.  He was also Head of the Department of Marks Spencer Department Stores.  Mr. Taysse has a strong leadership and an extensive vision of the Commercial and Duty Free Market.  He holds a Master’s Degree in International Sales and Marketing and a Bachelor of Business from the School of Toulouse.

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

We announced on March 23, 2011 that the Board of Directors appointed Porfirio González as our new Chief Executive Officer. He will replace Victor Bravo, who is returning to become the CFO of Empresas ICA, S.A.B. de C.V. The change becomes effective July 1, 2011. The new Airports Director has not been appointed.

The following table lists executive officers effective July 1, 2011.
Name	Current position	Executive officer since(2)	Age
Porfirio González Álvarez(1)	Chief Executive Officer	July 1, 2011	60
Stéphane Laurent Christian Lemoine(1)	Chief Operating Officer	July 19, 2010	49
José Luis Guerrero Cortés(1)	Chief Financial Officer	July 1, 2009	30
Manuel de la Torre Meléndez	General Counsel	January 1, 2004	47
Roberto Ontiveros Chávez	Infrastructure and Maintenance Director	July 22, 2008	46
Stéphane Taysse (1)	Commercial and Marketing Director	December 1,2009	38

(1)	Appointed by SETA as holder of Series BB shares.
(2)	Date of Appointment.

Compensation of Directors and Executive Officers

For 2010, the aggregate compensation earned by our 21 officers (including executive officers and airport administrators) was approximately Ps. 49.6 million.  At the shareholders’ meeting held on April 16, 2010 and the Shareholders’ meeting held on April 14, 2011, the Shareholders approved the following compensation for Directors and Executive Officers: each of the Chief Executive Officer, the Chief Financial Officer, the General Counsel and the permanent invitees and secretaries for each meeting of the board or special committee receives compensation in the amount of Ps. 40,000 and Ps. 44,000, respectively,  net of any required withholding for each board meeting and corporate committee meeting attended.  In addition, independent directors receive a fee of U.S.$ 250 net of any required withholding for each hour they dedicate to our affairs entrusted by the Board of Directors outside of board meetings and corporate committee meetings.

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

Employees

As of December 31, 2010, we had approximately 996 employees.  The total number of employees increased by 0.1% in 2009 and by 2.47% in 2010, due primarily to the addition of personnel for the operation and administration of our Terminal B at the Monterrey airport.  At December 31, 2010, approximately 580 of our employees were unionized.

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

Employees

	December 31,
	2008	2009(2)	2010
Categories of activity:
Airport operations	510	515	523
Airport maintenance	151	159	167
Administration(1)	302	298	306

Geographic location:
Acapulco	93	90	89
Ciudad Juárez	51	52	50
Culiacán	56	57	55
Chihuahua	62	62	63
Durango	41	42	41
Mazatlán	71	68	68
Monterrey	182	192	218
Reynosa	34	34	33
San Luis Potosí	43	42	43
Tampico	58	58	58
Torreón	50	50	51
Zacatecas	43	42	43
Zihuatanejo	47	48	47
Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	140	135	137
Total(1)	971	972	996
__________________________
(1)	As of December 31, 2008, 2009 and 2010, includes 411, 457 and 416 persons respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., our administrative services subsidiary.
(2)
As of June 2008, Operadora de Aeropuertos del Centro Norte S.A de C.V. and Servicios Aeroportuarios del Centro Norte S.A. de C.V., due to a corporate reorganization, employed the operative and administrative employees of all airports

All of our unionized employees are members of local chapters of the Mexican National Union of Airport and Auxiliary Services Workers, an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency as well as of the three other airport groups (the Southeast Group (Grupo Aeroportuario del Sureste, S.A. de C.V.), the México City Group (Grupo Aeroportuario de la Ciudad de México), and the Pacific Group (Grupo Aeroportuario del Pacifico, S.A. de C.V.) operating in México.  Labor relations with our employees are governed by 13 separate collective labor agreements, each relating to one of our 13 airport subsidiaries, and negotiated by the local chapter of the union.  As is typical in México, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years.

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries.  We make bi-weekly contributions matching each employee’s contribution.  Employees are entitled to withdraw the funds in their accounts on an annual basis.  In 2008, 2009 and 2010, we made a total of Ps. 36.5 million, Ps. 36.4 million and Ps. 45.2 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Ministry of Finance and Public Credit.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Aeroinvest is our controlling shareholder.  Aeroinvest directly owns 167,702,700 of our Series B shares that represent 41.9% of our outstanding capital stock.  Aeroinvest also directly owns 331,972,000 Series A shares of SETA that represent 74.5% of its capital stock.  SETA in turn owns 58,800,000 of our Series BB shares and 8,000,000 Series B shares that collectively represent 16.7% of our capital stock.  Consequently, Aeroinvest is the beneficial owner of 54.4% of our capital stock.

In November of 2006, a Mexican trust established by NAFIN, or the NAFIN Trust, acting pursuant to the instructions of the Ministry of Communications and Transportation, sold 48.02% of our outstanding capital stock through a global public offering of shares in the form of American Despositary Shares, or ADSs, and Series B Shares, concurrently in the United States and México.  The net proceeds from the sale of the shares were paid to the Mexican government.  After the offering, the Mexican government ceased to be a shareholder.

The following table sets forth information with respect to beneficial ownership of our capital stock as of May 20, 2011:

	Number of shares		Percentage of total share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares

Aeroinvest(1)	167,702,700	-----	41.9%	-----
SETA(2)	8,000,000	58,800,000	2.00%	14.7%
Public	165,009,400	-----	41.3%	-----
Officers and Directors	487,900	-----	0.1%	-----

(1)
In addition to the Series B shares it directly owns, Aeroinvest may be deemed to beneficially own all of our shares owned by SETA by virtue of its ownership of 74.5% of SETA’s capital stock.  Aeroinvest and SETA are subsidiaries of ICA.

(2)	Held in trust with Bancomext. Aeroinvest and SETA are subsidiaries of ICA.

Arrangements relating to SETA

The rules governing the sale of our Series BB shares to SETA required that SETA place all of its Series BB shares in a trust in order to guarantee SETA’s performance of its obligations under the Technical Assistance Agreement  and SETA’s commitment to maintain its interest in us for a specified period.  Accordingly, SETA has placed its shares in a trust with Bancomext or the Bancomext Trust.  Pursuant to our bylaws, the Technical Assistance Agreement, the Participation Agreement, and the Bancomext Trust, SETA was required to retain at least 51% of our shares until June 14, 2007, after which it became entitled to transfer up to one eighth of this 51% during each year thereafter.  The terms of the Bancomext Trust will be extended for an additional 15 years if, at the end of the initial 15-year term, SETA holds shares representing more than 10% of our capital stock.  SETA may terminate the Bancomext Trust before the second 15-year term begins if:  (i) SETA holds less than 10.0% of our capital stock at the end of the initial term; and (ii) the Technical Assistance Agreement has been terminated.  If the Bancomext Trust is not terminated within the second 15-year term, SETA is required to instruct Bancomext to transfer the shares to a new trust.  SETA is required to deposit in the trust any additional shares of our capital stock that it acquires.

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

Arrangements relating to Aeroinvest

In June 2005, SETA assigned to Aeroinvest an option to purchase Series B shares representing 36% of our then-outstanding capital stock (currently equivalent to 35.3% of our capital stock).  Aeroinvest purchased these shares from the Mexican government in December 2005 pursuant to this option, acquiring 141,120,000 Series B shares at an aggregate purchase price of U.S.$ 203.3 million (Ps. 2,165.4 million) (determined based on an initial price per share of U.S.$ 1.13 (Ps. 11.0198) plus an annual 5% premium, subject to decreases for any dividends declared and paid by us).  The acquisition of these Series B Shares was financed through credit facilities.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  Aeroinvest subsequently purchased additional Series B shares representing 6.7% of our capital stock.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In connection therewith, Aeroinvest assigned its economic interests (including its right to receive dividends) in its Series B shares representing 42.0% of our capital stock as well as 74.5% of the Series A shares of SETA.

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

In February, 2011, Aeroinvest repaid Merrill Lynch the totality of its credit facilities.

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2010 amounted to Ps. 47.6 million (U.S.$ 3.8million).  The agreement provides us an exclusive license in México to use all technical assistance and expertise transferred to us by SETA or its stockholders during the term of the agreement.  The agreement has an initial term of approximately 15 years beginning June 14, 2000 and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015.  The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date.  A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B shares that are not owned by SETA or any of its affiliates.  A party may terminate the Technical Assistance Agreement prior to its expiration date upon non-compliance with its terms by the other party.  SETA provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the master development programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations.

The Technical Assistance Fee for 2000 and 2001 was fixed at U.S.$ 5 million.  Subsequent to January 1, 2003, the Technical Assistance Fee is equal to the greater of U.S.$ 3 million adjusted annually for inflation since June 14, 2006 (measured by the U.S. consumer price index) or 5% of our annual consolidated operating income (calculated prior to deducting the technical assistance fee and depreciation and amortization and in each case determined in accordance with MFRS).  We believe that this structure creates an incentive for SETA to increase our annual consolidated earnings.  SETA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

The Technical Assistance Agreement allows SETA, its stockholders and their affiliates to render additional services to us only if our Special Committee determines that these related persons have submitted an arm’s length bid in a public bidding process.  For a description of this committee, see “Item 6. Directors, Senior Management and Employees—Committees.”

In 2008, 2009 and 2010 we recognized expenses of U.S.$ U.S.$ 4.1 million, U.S.$ 3.9 million and U.S.$ 3.8 million, respectively, pursuant to the technical assistance agreement plus additional nominal expenses paid to SETA and its affiliates.

Under the Option Agreement, SETA was granted options to subscribe for newly issued Series B shares representing 3% of our capital stock.  These options were originally exercisable in three tranches of 1% each, the first one of which expired unexercised and the second and third of which were exercised in 2006 at the price of U.S.$ 1.3527 (Ps. 14.6735) per share (determined based on an initial price per share of U.S.$ 1.1286 plus an annual 5% premium, subject to decreases corresponding to dividends declared and paid by us).

Arrangements with Aeroinvest and its Affiliates

Our parent company Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In connection with the Merrill Lynch refinancing, Aeroinvest assigned its economic interests (including its right to receive dividends) with respect to its Series B shares currently representing 42.0% of our capital stock as well as 74.5% of the Series A shares of SETA.  Aeroinvest purchased additional Series B Shares representing 6.7*% of our capital stock ever since.  Although we were not parties to the refinancing agreements previously mentioned, the refinancing agreements required us to comply with certain restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions, make investments or capital expenditures outside our master development plans.

In February, 2011, Aeroinvest repaid Merrill Lynch, Pierce, Fenner & Smith Incorporated the outstanding amounts under these credit facilities.  As of today, Aeroinvest does not have any outstanding credit facilities that would require us to comply with covenants.  Yet, in the future, Aeroinvest could enter into agreements that may require us to comply with certain covenants.  Aeroinvest’s economic interests with respect to these or any other additional Series B Shares purchased by Aeroinvest may become subject to an assignment under the terms of any future refinancing documents in certain circumstances.

Arrangements with Other Affiliates

We periodically engage ICA and its affiliates to provide construction and related services to us.  In 2010, we contracted Ps. 76.1 million for services to be provided by ICA and its affiliates periodically.  In accordance with our Related Party Guidelines, such agreements were approved by our Board of Directors upon the recommendation of our Special Committee responsible for Corporate Practices Functions and in accordance with the Mexican Securities Law.  The Committee considered these agreements to be arm’s length contracts based on the evaluation of these contracts by the engineering companies Desarrollo de Ingeniería Civil y Tecnológica S.A. de C.V. (DICTEC), represented by Jorge Moreno Anaya and Civil Engineer Martin G. Rodriguez Lara, and Supervision Rocal, S.C., represented by Juan Visoso del Valle. Both companies are independent experts contracted by us to evaluate offers made by ICA. They determined that ICA’s offers were consistent with market prices.

In 2010, we entered into an agreement with ICA for Ps. 24.3 million for construction work on the new NH Hotel of the T2 México City International Airport.  In addition, we entered into a service agreement with ICA for the rehabilitation and maintenance of runways and aprons of our airports for the amounts indicated in the table below.

Airport	Month	Amount (million of pesos)
Aeropuerto de Mazatlán, S.A. de C.V.	April	1.2
Aeropuerto de Monterrey, S.A. de C.V.	Jan to Nov	36.3
Aeropuerto de San Luis Potosí, S.A. de C.V.	April	0.4
Aeropuerto de Zacatecas, S.A. de C.V.	January	13.9
Total		51.8

Item 8.	Financial Information

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

Disputed land ownership at Ciudad Juárez International Airport

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$ 120 million.  On May 18, 2005 a Mexican court ordered us to return the disputed land to the plaintiffs.  However that decision and three subsequent constitutional claims (juicios de amparo) permitted the ruling to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juárez Airport.  On August 28, 2009, the Federal Government filed its answer to the claim, in which it requested that the trial be moved to Federal Jurisdiction.  In May 2010, the Court of Appeals granted the Federal Government’s request, giving the Federal Courts jurisdiction to hear the lawsuit.  The Plaintiffs filed a constitutional claim against this ruling before the District Court in Chihuahua. On November 29, 2010, the District Court in Chihuahua confirmed the ruling.  The Plaintiffs filed an appeal (recurso de revision) before the Federal Circuit Court.  This petition is still pending.  In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of our concessions would require, our concession to operate the Ciudad Juárez International Airport would terminate.  In 2010, the Ciudad Juárez International Airport represented 5.2% of our consolidated total revenue.  Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of our concessions the termination of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and that the Mexican federal government would be obligated to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that we would be so indemnified.

Property tax claims

Administrative law proceedings were asserted against us by the municipalities of Reynosa, Zihuatanejo, Ciudad Juárez, Tampico and Culiacán, for the payment of property taxes with respect to the real estate on which we operate our airports in those cities.  The claims of the municipalities of Reynosa, Zihuatanejo, Ciudad Juárez, Tampico and Culiacán amounted to Ps. 59.5 million, Ps. 2.8 million, Ps. 1.8, Ps. 1.0 million and Ps. 4.3 million respectively.  The claims of Zihuatanejo, Ciudad Juárez, Tampico and Reynosa were dismissed in January 2009, March 2009, February 2009 and March 2010, respectively.

In November 2009, the municipality of Ciudad Juárez filed a claim against us for Ps. 7.5 million in property taxes.   In June 2010, the municipality of Culiacán filed a claim against us for Ps. 4.3 million in property taxes.  In October 2010, the municipality of Zihuatanejo filed a claim against us for Ps. 4.3 million. In February 2011, the Municipality of Reynosa filed a claim against us for Ps. 117 million.  We have filed administrative appeals to all these claims. Our appeals are still pending.  The total amounts of the outstanding property tax claims, as recently updated to reflect the municipalities’s additional claims, in Reynosa, Ciudad Juárez, Culiacán and Zihuatanejo are Ps. 117 million, Ps. 7.5 million, Ps. 4.3 million and Ps. 4.3 million, respectively.  These amounts could increase if the rulings are not in our favor.  Moreover, other municipalities where we operate could assert similar claims.

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

Relocation of a cargo tenant at Monterrey International Airport

As part of the expansion and modernization of cargo operations at Monterrey International Airport, we have entered into agreements with most of our cargo customers and the Mexican customs authorities under which they have agreed to relocate their operations to new facilities.  Braniff Air Freight and Company, S.A. de C.V., or Braniff, a cargo customer that leases a portion of the area originally dedicated to customs activities at the airport from Mexican customs authorities, filed a claim in January 2004 challenging the validity of our relocation agreement with the Mexican customs authorities.  Although Braniff’s claim was dismissed, it has refused to vacate the space it occupies.  We brought a claim against the Mexican customs authorities seeking to cause them to relocate Braniff, and a Mexican court recently entered an initial judgment in our favor.  The Mexican customs authorities did not appeal such initial judgment and we are currently requesting the execution of the court’s order against the customs authorities.  Braniff and other cargo customers (Levisa, Salvador Daw Vidal and Braniff Despachos Advanales) challenged our efforts to seek this enforcement and obtained a suspension of the court order against the Mexican customs authority until the fulfillment of the court resolution.  On December 8, 2008, the constitutional trials (or juicios de amparo) filed by Braniff and other cargo customers were dismissed, and, as a consequence, the prior judgment should be executed by the Court against the customs authorities in the near future.  On October 30, 2009, the Mexican customs authority agreed with us and relocated in the new customs area by itself.  Braniff filed a new constitutional trial against the relocation of the customs authority, which as of May 10, 2011, was resolved denying Braniff’s request.  On April 18, 2011, the Mexican customs authorities partially complied with the sentence ordered by the court, delivering part of the Monterrey Airport surface.  For that reason, Braniff filed a new constitutional trial, dated May 17, 2011, which is still pending.

Outstanding amounts due from Airlines that suspended operations at our airports

Following the cessation of operations by Aerocalifornia, Avolar, Azteca, Aladia and Alma, we initiated legal proceedings against such airlines to recover outstanding amounts due, including rent, airport fees and passenger charges.

•
Aerocalifornia operated at the Culiacán, Ciudad Juárez, Chihuahua, Durango, Mazatlán, Monterrey and Torreón airports and suspended its operations as a result of a suspension by the Mexican regulatory authorities on July 24, 2008. As of March 31, 2011, this airline owed us a total amount of Ps. 4.2 million.

•
Avolar operated at the Acapulco, Culiacán, Durango and Zacatecas airports and suspended its operations as a result of a suspension by the Mexican regulatory authorities on August 5, 2008.  As of March 31, 2011, this airline owed us a total of Ps. 0.5 million.

•
Azteca Airlines operated at the Acapulco, Ciudad Juárez, Culiacán, Chihuahua, Monterrey and Zacatecas airports and suspended its operations as a result of a suspension by the Mexican regulatory authorities on March 26, 2007. This airline also completely suspended its operations on October 10, 2007, which could further affect its financial conditions and its ability to repay us. As of March 31, 2011, this airline owed us a total amount of Ps. 3.6 million.

•
Aladia operated at the Monterrey airport throughout the year and at the Ciudad Juárez, Chihuahua and Mazatlán airports in the summer months and suspended its operations on October 21, 2008. As of March 31, 2011, this airline owed us a total amount of Ps. 0.7 million.  Aladia paid us a total of Ps. 4.0 million of airport services and passenger charges on November 6, 2008.

•
Alma operated at the Ciudad Juárez, Chihuahua, Mazatlán, Reynosa, Tampico, Torreón and Zihuatanejo airports and suspended its operations on November 7, 2008.  As of March 31, 2011, this airline owed us a total amount of Ps. 21.9 million.  A Federal Court declared this airline’s bankruptcy on March 20, 2009, which could further affect its financial conditions and its ability to repay us.

•
On June 3, 2009, the Ministry of Communications and Transportation, acting through the General Director for Civil Aviation, temporarily suspended the operation of 25 Aviacsa aircraft.  Aviacsa received a judicial injunction that enabled it to continue to operate, and it resumed operations on June 12.  On July 6, 2009 the Ministry of Communications and Transportation suspended Aviacsa’s right to use Mexican airspace, based on non-payment of royalties owed to the Navigation Services for Mexican Airspace.  Aviacsa filed for insolvency protection on October 30, 2009.  Aviacsa accounted for 7.0% of our total passenger traffic during the January-June 2009 period and 96.7% of such passengers were domestic. As of December 31, 2010, this airline owed us a total amount of Ps. 19.8 million, and as of March 31, 2011, the total amount increased to Ps. 22.7 million. Currently we are in the process of negotiating the collection of the amounts owed to us by Aviacsa.

•
On August 3, 2010, Mexicana de Aviación announced that it filed for bankruptcy protection (Concurso Mercantil) in México and that it also sought bankruptcy protection in the United States.  On August 27, 2010, Grupo Mexicana announced the indefinite suspension of operations of Mexicana de Aviación, Click Mexicana, and Mexicana Link.  On September 7, 2010, Mexicana Click and Mexicana Link (subsidiaries of Grupo Mexicana) filed for bankruptcy protection in México.  During the first six months of 2010, Grupo Mexicana generated 16.6% of our total passenger traffic, of which 7.6% was accounted for solely by Mexicana de Aviación.  Grupo Mexicana generated 17.3% of our domestic passenger traffic, including 7.2% from Mexicana de Aviación.  In terms of international traffic, Grupo Mexicana generated 13.1% of traffic, of which Mexicana de Aviación accounted for 9.3%.  Grupo Mexicana generated 12.2% of our revenues during the first six months of 2010, of which Mexicana de Aviación accounted for 5.9%.  In November 2010, we filed a motion (incidente de separaciòn de bienes) against Grupo Mexicana to recover the passenger charges that Grupo Mexicana collected for us.  As of December 31, 2010, the total amount owed to us by Grupo Mexicana amounted to Ps. 143.1 million, 93% of which represented passenger charges, and as of March 31, 2011, the total amount owed increased to Ps. 144.2 million.  There can be no assurance that these amounts will be recovered.

The amounts mentioned above do not include interest.  Since most of these airlines are facing insolvency proceedings and other difficulties, there can be no assurance that we will be successful in the recovery of the amounts these airlines owe us.  We have created allowances for all outstanding amounts.

Administrative proceeding for potential environmental violations in Monterrey

On April 18, 2008, we were notified about an administrative investigation by the Mexican Federal Environmental Protection Agency with respect to potential violations of environmental regulations in connection with the construction of Terminal B at the Monterrey International Airport, which was constructed on an allegedly forested area.  The notification alleged that the construction took place without the required feasibility studies and environmental analysis, in violation of the environmental regulations.  We filed a formal answer with the Mexican Federal Environmental Protection Agency on May 12, 2008 in order to provide evidence that we have complied with all applicable environmental laws.  As part of the administrative proceeding, we signed an agreement with the Mexican Federal Environmental Protection Agency establishing our obligations, which includes the presentation of a study of possible damages, mitigation and compensation measures.  As part of the measures to mitigate possible damages, we proposed the reforestation of the Municipality of Apodaca by planting 2,000 trees from February 2009 to November 2009.  On February 26, 2010, we informed the Mexican Federal Environmental Protection Agency that we had fulfilled these measures and concluded the scheduled steps on mitigation and reforestation.  On May 24, 2010, the Mexican Federal Environmental Protection Agency inspectors visited the Monterrey Airport in order to verify the successful implementation and fulfillment of our obligations.  This visit ended the administrative proceeding.  On June 4, 2010, a resolution by the Mexican Federal Environmental Protection determined the compliance of Airport of Monterrey to the agreement, which concluded the administrative procedure against the Airport and orders the conclusion of the administrative procedure.  We expect to receive a compliance certificate for the Monterrey Airport from the Mexican Federal Environmental Protection Agency.

DIVIDENDS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock.  Our legal reserve fund was Ps. 137.4 million at December 31, 2010 (excluding reserve amounts corresponding to 2010 net income), which represented 1.8% of our capital stock as of such date.

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends was determined under MFRS on our results of operations until the year 2010, and is determined under IFRS starting in 2011.  Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to us.  We are also required to allocate earnings to our legal reserve fund prior to distributing any dividend payments to our shareholders.

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

On April 14, 2011, our shareholders approved a new dividend policy, applicable to our results of operations starting in 2011.

Our dividend policy seeks to ensure the tax efficient payment of dividends.  Because any dividend we expect to pay will likely be subject to the corporate-level dividend tax referred to above, our dividend policy has been designed to ensure that any corporate level dividend tax we pay may be applied by us as a credit against its projected future corporate income tax liability in the year paid and in the subsequent two years.

Our dividend policy has a fixed and a variable component paid annually in equal quarterly installments.  The fixed component is Ps. 325 million per year.  The variable component will be based on the funds available for distribution in excess of the fixed component.

Our dividend policy applicable to our results of operations until the year 2010 presupposed that the declaration and amount of dividends paid were subject to (and determined by) the following factors:

•	compliance with applicable law regarding the declaration and payment of dividends with respect to any year including the establishment of the statutory legal reserve fund of 5%;

•
maintaining sufficient cash reserves, as determined by our Board of Directors, necessary to cover our projected investments for the subsequent twelve months and our expected operating expenses for the subsequent six months;

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

Our current dividend policy approved by our shareholders on April 14, 2011 and applicable to our results of operations starting in 2011 presupposes that the declaration and amount of dividends paid are subject to (and determined by) the following factors:

•	dividends are subject to the approval of our shareholders, based on the recommendation of our Board of Directors;

•	compliance with applicable law regarding the declaration and payment of dividends with respect to any year including the establishment of the statutory legal reserve fund of 5%;

•	both the fixed and the variable amount of dividends will be subject to our financial position and that there be no adverse financial changes; and

•	the payment of dividends must be tax efficient.

Our dividend policy applicable to our results of operations until the year 2010 was prepared based on then current Mexican tax law and our then current projections of our future earnings and corporate income tax liability.  Our dividend policy approved by our shareholders on April 14, 2011 and applicable to our results of operations starting in 2011 was prepared based on current Mexican tax law and our current projections of our future earnings and IFRS. Changes in Mexican tax law and our actual results of

The declaration, amount and payment of dividends, if any, are subject to the approval of either (x) holders of a majority of our capital stock present at a shareholders’ meeting and, so long as the Series BB shares represent at least 7.65% of our outstanding capital stock, the approval of SETA (as the holder of the Series BB shares) or (y) holders of 95% of our capital stock.

On January 31, 2007, our shareholders approved a proposal to include quarterly dividend payments in our dividend policy.  Dividends are paid in four equal payments on the following dates in any given year: July 15, October 15, January 15 and April 15, or on the following business day in case any of this dates is a non-business day.

On April 3, 2008, our shareholders approved a cash dividend of Ps. 434.2 million and the use of up to Ps. 400 million to repurchase shares.  The dividend is Ps. 1.0856 per share, to be paid in four equal quarterly installments of Ps. 0.2714 per share each. Other resolutions of the Shareholders’ Meeting included: (i) ratification of the members of the Board of Directors that served from April 3, 2008 to April 23, 2009; (ii) designation of Independent Director Fernando Flores as the new Chairman of the Corporate Practices Committee (now the Special Committee responsible for Corporate Practices Functions); and (iii) modification of the Bylaws in order to strengthen corporate governance. The shareholders also agreed to postpone consideration of a proposal to modify the dividend policy to a future Extraordinary Shareholders’ Meeting.

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

On April 14, 2011, our shareholders approved a cash dividend of Ps. 400 million and the use of up to Ps. 400 million to repurchase shares in accordance with the share repurchase program.  The dividend is Ps. 1.00 per share, to be paid in four equal quarterly installments of Ps. 0.25 per share. The Shareholders’ Meeting also noted with appreciation the leadership of Bernardo Quintana, who stepped down as Chairman of the Board after serving in that position since 2005.  They then approved the proposal of the Board of Directors to name José Luis Guerrero Álvarez the CEO of Empresas ICA.  The shareholders also elected Diego Quintana Kawage as a director and Cristina Gil White as an independent director. Furthermore, our shareholders also approved the change in our dividend policy described above.

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

Distributions we make to our shareholders other than as dividends (in the manner described above), including capital reductions, amortization of shares or otherwise, would be subject to taxation in México, including withholding taxes.  The tax rates applicable and the method of assessing and paying taxes applicable to any such non-dividend distributions will vary depending on the nature of the distributions.

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
	U.S.$ per ADS(1)		Pesos per Series B Share
	Lowest	Highest	Lowest	Highest
2008
First Quarter	20.94	24.75	28.56	34.20
Second Quarter	16.58	23.98	21.51	31.72
Third Quarter	11.29	17.96	15.52	22.55
Fourth Quarter	7.06	11.60	12.29	19.25

2009
First Quarter	6.52	11.36	12.53	19.30
Second Quarter	7.37	11.30	12.77	19.02
Third Quarter	9.35	13.28	15.99	21.75
Fourth Quarter	11.39	14.02	18.97	22.98

2010
First Quarter	11.51	15.37	18.71	24.33
Second Quarter	12.25	15.82	20.28	24.25
Third Quarter	11.55	14.60	18.89	22.83
Fourth Quarter	14.61	16.27	22.50	24.98

	U.S.$ per ADS(1)		Pesos per Series B Share
	Lowest	Highest	Lowest	Highest
Monthly Prices
December, 2010	15.26	16.27	23.54	24.98
January, 2011	15.17	15.98	22.81	24.07
February, 2011	13.96	15.66	21.15	23.20
March, 2011	14.15	15.06	21.49	22.43
April, 2011	15.32	16.80	22.58	24.14

(1)	8 Series B shares per ADS.
Sources:  Mexican Stock Exchange and NASDAQ.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in México City, is the only stock exchange in México.  Founded in 1894, it ceased operations in the early 1900s, and was reestablished in 1907.  The Mexican Stock Exchange is organized as a corporation (sociedad anónima de capital variable) whose shares are held by brokerage firms.  These firms are exclusively authorized to trade on the floor of the Exchange.  Trading on the Mexican Stock Exchange takes place exclusively through an automated inter-dealer quotation system known as SENTRA, which is open between the hours of 8:30 a.m. and 3:30 p.m., México City time, each business day.  Each trading day is divided into six trading sessions with ten-minute periods separating each session.  Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be effected off the Exchange.  Due primarily to tax considerations, however, most transactions in listed Mexican securities are effected through the Exchange.  The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility.  The suspension procedures will not apply to shares that are directly or indirectly (through ADSs or CPOs) quoted on a stock exchange outside México.

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

As of December 31, 2010, 130 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2010, the ten most actively traded equity issues (excluding banks) represented approximately 41.6% of the total volume of equity issues traded on the Mexican Stock Exchange.  Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in México.

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

•
subject to the recommendation of the Special Committee responsible for Audit Functions, among other matters (i) our financial statements and those of our subsidiaries, (ii) subject to certain limited exceptions, the acquisition and alienation by us, of our own stock, (iii) the guidelines for the granting of loans or any type of credits or guarantees to any related party, (iv) the guidelines regarding our internal controls, internal audits and those of our subsidiaries, (v) our accounting policies, including adjustments to our accounting principles to conform to or recognize those issued by the Commission, (vi) the hiring and termination of our external auditors, and (vii) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or U.S.$ 20 million, or (b) the giving of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of our consolidated assets, U.S.$ 40 million or in excess of the debt level set forth in the annual business plan, which must not exceed a 50% debt to capital ratio;

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of May 20, 2011:

Capital Stock

	As of May 20, 2011
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

Shareholders’ meetings are required to be held in our corporate domicile, which is México City.  Calls for shareholders’ meetings must be made by the Chairman, the Secretary, two members of the Board of Directors, the Special Committee responsible for Audit and Corporate Practices Functions.  Any shareholder or group of shareholders representing at least 10% of our capital stock has the right to request that the president of the Board of Directors, the Special Committee responsible for Audit and Corporate Practices Functions calls a shareholders’ meeting to discuss the matters indicated in the relevant request.  If the president of the Board of Directors, the Special Committee responsible for Audit and Corporate Practices Functions fails to call a meeting within 15 calendar days following receipt of the request, the shareholder or group of shareholders representing at least 10% of our capital stock may request that the call be made by a competent court.

Calls for shareholders’ meetings must be published in the Official Gazette of the Federation or in one newspaper of general circulation in México City at least 15 calendar days prior to the date of the meeting.  Each call must set forth the place, date and time of the meeting and the matters to be addressed.  Calls must be signed by whoever makes them, provided that calls made by the Board of Directors, the Special Committee responsible for Audit and Corporate Practices Functions must be signed by the Chairman, the Secretary or a special delegate appointed by the Board of Directors, the Special Committee responsible for Audit and Corporate Practices Functions for that purpose.  Shareholders’ meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing our capital are duly represented.

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

•
If SETA owns Series BB shares that represent less than 7.65% of our capital stock after June 14, 2015, those remaining Series BB shares will be automatically converted into freely transferable Series B shares.

•
If SETA owns Series BB shares representing at least 7.65% of our capital stock after June 14, 2015, those Series BB shares may be converted into Series B shares, provided the holders of at least 51% of Series B shares (other than shares held by SETA and any of its “related persons”) approve such conversion.

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

Subject to the individual ownership limitations set forth in our bylaws, in the event of an increase of our capital stock, other than for purposes of conducting a public offering of the shares issued as a result of such increase, our shareholders will have a preemptive right to subscribe and pay for new stock issued as a result of such increase in proportion to their shareholder interest at that time, unless: (i) the capital increase relates to the issuance of shares for placement in public offerings, or (ii) the capital increase relates to the issuance of shares upon the conversion of debentures as provided in Section 210 bis of the Mexican General Law on Negotiable Instruments and Credit Transactions.  Said preemptive right shall be exercised by any method provided in Section 132 of the Mexican General Corporations Law, by subscription and payment of the relevant stock within fifteen business days after the date of publication of the corresponding notice to our shareholders in the Official Gazette of the Federation and in one of the newspapers of greater circulation in México, provided that if at the corresponding meeting all of our shares are duly represented, the fifteen business day period shall commence on the date of the meeting.

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

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

•
at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the Board of Directors and authorized at a shareholders’ meeting by at least 66 2/3 of the voting stock, which is not owned by the interested shareholder.

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

Aeroinvest and SETA have entered into a voting rights agreement providing for bloc voting with respect to their shares of our capital stock.  See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Arrangements relating to Aeroinvest.”  An English translation of this agreement is filed as an exhibit to this Form 20-F.

EXCHANGE CONTROLS

México has had free market for foreign exchange since 1991 and the government has allowed the peso to float freely against the U.S. dollar since December 1994.  There can be no assurance that the government will maintain its current foreign exchange policies.  See “Item 3. Key Information—Exchange Rates.”

TAXATION

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S.domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase our Series B shares or ADSs.  In particular, the summary deals only with U.S. holders that will hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding voting shares, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes.  In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.

The summary is based upon the federal income tax laws of the United States and México as in effect on the date of this Form 20-F, including the provisions of the income tax treaty between the United States and México and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law.  Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of México and that will not hold the Series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in México.

For purposes of Mexican taxation, the definition of residency is highly technical and residency results in several situations.  Generally an individual is a resident of México if he or she has established his or her home in México, and a corporation is a resident if it is incorporated under Mexican law or it has its center of interests in México.  An individual who has a home in México and another country will be considered to be a resident of México if México is the individual’s significant center of interest.  An individual’s significant center of interest will be considered México in the following circumstances, among other factors: (i) when more than 50% of such person’s total yearly income originates in México, and (ii) when México is the individual’s principal place of business.  Additionally, Mexican officers and employees working for the Mexican government but living outside of México will be considered to be Mexican residents even if their significant center of interest is not in México.  However, any determination of residence should take into account the particular situation or each person or legal entity.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The income tax treaty between the United States and México has been approved for the purposes of the qualified dividend rules.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 and 2010 taxable years.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Gain on the sale or other disposition of ADSs by a non-Mexican holder will not be subject to any Mexican tax.  Deposits and withdrawals of our Series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

Gain on the sale of our Series B shares by a non-Mexican holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance, and provided certain requirements set forth by the Mexican Income Tax Law are complied with.  Sales or other dispositions of Series B shares made in other circumstances generally would be subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty to which México is a party.  Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of the Series B shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the 12-month period preceding such sale or other disposition.

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

Gain, if any, realized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be treated as U.S.source income for U.S. foreign tax credit purposes.  Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the Series B shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes.  U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares.

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

Our principal exchange rate risk involves changes in the value of the peso relative to the dollar.  Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month.  In 2008, 2009 and 2010, approximately 14.0%, 15.6% and 11.9%, respectively, of our consolidated revenues were derived from passenger charges for international passengers.  Substantially all of our other revenues are denominated in pesos.  We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the technical assistance fee, to the extent paid based on the fixed minimum annual payment).  Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2010, we estimate that our revenues would have increased by Ps. 31.7 million.

As of December 31, 2008, 2009 and 2010, 1.2%, 17.0% and 2.9%, respectively, of our cash and cash equivalents were denominated in dollars.  Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2010, we estimate that the value of our cash and cash equivalents would have increased by Ps. 0.9 million.

As of December 31, 2009, we have incurred in foreign currency indebtedness contracts of 9.4 million U.S. dollars.  Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2009, we estimate that the value of our liability would have increased by Ps. 12.2 million and will result in a foreign exchange loss for such amount.  As of December 31, 2010, we have incurred foreign currency indebtedness of 7.6 million U.S. dollars.  Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2010, we estimate that the value of our liability would have increased by Ps. 9.4 million and will result in a foreign exchange loss for such amount.

At December 31, 2008, 2009 and 2010, we did not have any outstanding forward foreign exchange contracts, other derivative contracts or off-balance sheet transactions.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

Item 12A.	Debt Securities

Not applicable.

Item 12B.	Warrants and Rights

Not applicable.

Item 12C.	Other Securities

Not applicable.

Item 12D.	American Depositary Shares

The following table sets forth the fees and charges that a holder of our ADSs may have to pay, directly or indirectly.

Service	Fee or Charge Amount	Payee

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Any cash distribution to ADS registered holders	$0.02 (or less) per ADS	Bank of New York Mellon

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Bank of New York Mellon

Depositary services	$0.02 (or less) per ADSs per calendar year	Bank of New York Mellon

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees	Bank of New York Mellon

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary	Bank of New York Mellon

Converting foreign currency to U.S. dollars	Expenses of the depositary	Bank of New York Mellon

Other fees, as necessary	Taxes and other governmental charges the Bank of New York Mellon or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	Bank of New York Mellon

Other fees, as necessary	Any charges incurred by Bank of New York Mellon or its agents for servicing the deposited securities	Bank of New York Mellon

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

The following table sets forth the amounts we received in 2010, directly or indirectly, from The Bank of New York Mellon, as depositary of our ADSs:

Description	Amount

For expenses related to the establishment of the facility including, but not limited to, investor relations expenses, the initial NASDAQ application and listing fees or any other program related expenses.	U.S.	$0

For expenses related to the administration and maintenance of the facility including, but not limited to, investor relations expenses, the annual NASDAQ listing fees or any other program related expenses.	U.S.	$90,472.1

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

(a)           Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2010.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2010, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.  Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2010.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework.

Based on our assessment and those criteria, our management believes that our company maintained effective internal control over financial reporting as of December 31, 2010.

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

To the Board of Directors and Stockholders of

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.:

We have audited the internal control over financial reporting, of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated June 1, 2011 expressed an unqualified opinion on those financial statements based on our audit and includes explanatory paragraphs regarding (1) the adoption of INIF 17, Service Concession Contracts, (2) the Company’s adoption of IFRS for the year ended December 31, 2011, (3) the nature and effect of differences between Mexican financial reporting standards and accounting principles generally accepted in the United States of America and (4) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 2 to such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Alejandra Villagómez García

C.P.C. Alejandra Villagómez García

Monterrey, México

June 1, 2011

(d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, or internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Special Committee responsible for Audit Functions’ Financial Expert

Our Board of Directors has determined that Mr. Luis Guillermo Zazueta Domínguez, a member of our Committee responsible for the Audit Functions, qualifies as an “audit committee financial expert” and as independent within the meaning of this 16A.  The shareholders’ meeting of April 3, 2008 ratified Mr. Luis Guillermo Zazueta Domínguez, as the independent director required by the Mexican Securities Market Law and applicable NASDAQ listing standards, as an “audit committee financial expert” within the meaning of this Item 16A.  See “Item 6. Directors, Senior Management and Employees—Directors.”

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu (Deloitte), during the fiscal years ended December 31, 2009 and 2010:

	2009	2010
Audit fees	Ps. 5,036	Ps. 6,352
Audit-related fees	0	0
Tax fees	0	0
Other fees	1,680	450
Total fees	Ps. 6,716	Ps. 6,802

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

Shares repurchased by us pursuant to the share repurchase program

2010	(a) Total number of shares purchased	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	0	0	0	N/A
February 1-28	(127,000)	21	(127,000)	N/A
March 1-31	(503,600)	23	(503,600)	N/A
April 1-30	0	0	0	N/A
May 1-31	(194,800)	21	(194,800)	N/A
June 1-30	0	N/A	0	N/A
July 1-31	0	N/A	0	N/A
August 1-31	0	N/A	0	N/A
September 1-30	0	N/A	0	N/A
October 1-31	0	N/A	0	N/A
November 1-30	0	N/A	0	N/A
December 1-31	0	N/A	0	N/A
2010 Total	(825,400)		(825,400)	N/A

Shares purchased by Aeroinvest

2010	(a) Total number of shares purchased	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	0	N/A	N/A	N/A
February 1-28	0	N/A	N/A	N/A
March 1-31	0	N/A	N/A	N/A
April 1-30	0	N/A	N/A	N/A
May 1-31	0	N/A	N/A	N/A
June 1-30	0	N/A	N/A	N/A
July 1-31	(100,000)	20.54	N/A	N/A
August 1-31	0	N/A	N/A	N/A
September 1-30	0	N/A	N/A	N/A
October 1-31	0	N/A	N/A	N/A
November 1-30	0	N/A	N/A	N/A
December 1-31	0	N/A	N/A	N/A
2010 Total	(100,000)	N/A	N/A	N/A

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable

Item 16G.	Corporate Governance

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

NASDAQ Standards	Our Corporate Governance Practice

•	informing the board of any irregularities that it may encounter;

•	receiving and analyzing recommendations and observations made by the shareholders, members of the Board, executive officers, our external auditors or any third party and taking the necessary actions;

•	calling shareholders’ meetings;

•	overseeing the execution of the shareholders’ and directors’ resolutions by the Chief Executive Officer in accordance with the instructions provided thereto by the shareholders or the directors; and

•	providing an annual report to the Board.

NASDAQ Standards	Our Corporate Governance Practice

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

See pages F-1 through F-38, incorporated herein by reference.

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

4.2
Participation Agreement among GACN, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Dirección Fiduciaria, or NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreón, S.A. de C.V., Aeropuerto de San Luis Potosí, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V.and Aeropuerto de Zihuatanejo, S.A. de C.V. (collectively, the “Concession Companies”), SETA, Constructoras ICA, S.A. de C.V., Aéroports de Paris and Vinci, S.A., with the appearance of Bancomext, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

Exhibit No.	Description

4.3
Amendment to Participation Agreement among GACN, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, SETA, Constructoras ICA, S.A. de C.V.and Aéroports de Paris, with the appearance of Bancomext, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

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

4.11	Lease Agreement among Aereopuerto Internacional de la Ciudad de México S.A. de C.V. and Consorcio Grupo Hotelero T2 S.A. de C.V. dated as of March 22, 2007.

8.1	List of subsidiaries of GACN (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

Exhibit No.	Description

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007).

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
___________
*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

By: /s/ José Luis Guerrero Cortés
Name: José Luis Guerrero Cortés
Title: Chief Financial Officer

Dated: June 6, 2011

*******

Consolidated Financial Statements
for Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
and Subsidiaries

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Grupo Aeroportuario del Centro Norte, S.A.B de C.V	F-3

Consolidated Balance Sheets as of December 31, 2010 and 2009	F-4

Consolidated Statements of Income for the Years Ended December 31, 2010, 2009 and 2008	F-5

Consolidated Statements of Changes in Stockholder’s Equity for the Years Ended December 31, 2010, 2009 and 2008	F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2010 and 2009	F-8

Notes to Consolidated Financial Statements for the Years Ended December 31, 2010, 2009 and 2008	F-9

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries
(Subsidiary of Aeroinvest, S.A. de C.V.)

Consolidated Financial Statements for the Years Ended December 31, 2010, 2009 and 2008, and Report of Independent Registered Public Accounting Firm Dated June 1, 2011

Report of Independent Registered Public Accounting Firm To the Board of Directors and Stockholders of
Grupo Aeroportuario del Centro Norte, S. A. B de C. V.:

We have audited the accompanying consolidated balance sheet of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As disclosed in Note 3a to the accompanying financial statements, on January 1, 2010, the Company adopted interpretation to financial reporting standards (INIF) 17, “Service Concession Contracts.”

As disclosed in Note 1 to the accompanying financial statements, the Company’s management decided to early adopt International Reporting Standards as issued by the International Accounting Standards Board for the year ended December 31, 2011.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2009, and their results of operations, changes in their stockholders’ equity and their cash flows for the years ended December 31, 2010, 2009 and 2008, in conformity with Mexican Financial Reporting Standards.

Mexican financial reporting standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 1, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited

C.P.C.  Alejandra Villagómez García
Monterrey, N.L., Mexico
June 1, 2011

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Balance Sheets
At December 31, 2010 and 2009
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.))

	2010 (Convenience Translation; See Note 2)	2010	2009
Assets
Current assets:
Cash and cash equivalents (Note 4)	$25,270	Ps. 312,838	Ps. 267,734
Trade accounts receivable – net (Note 5)	18,937	234,441	423,236
Recoverable taxes	15,189	188,071	94,194
Accounts receivable from related parties (Note 13)	7,193	89,053	80,712
Other current assets	1,387	17,172	18,529
Total current assets	67,976	841,575	884,405
Land, buildings, machinery and equipment – net (Note 6)	186,660	2,310,848	2,183,613
Investment in airport concessions – net (Note 7)	586,960	7,266,560	7,164,874
Other assets – net	2,803	34,696	43,786
Total	$844,399	Ps.10,453,679	Ps.10,276,678
Liabilities and stockholders’ equity
Current liabilities:
Short-term debt (Note 8)	$633	Ps. 7,840	Ps. 203,057
Current portion of long-term debt (Note 9)	10,944	135,490	58,824
Trade accounts payable	16,668	206,350	303,418
Accrued expenses and taxes payable	9,285	114,952	97,909
Accounts payable to related parties (Note 13)	14,475	179,195	278,820
Advances from customers	18	223	1,094
Dividends payable	7,529	93,208	92,085
Statutory employee profit sharing	285	3,534	2,396
Total current liabilities	59,837	740,792	1,037,603
Guarantee deposits	1,523	18,857	19,258
Long–term debt (Note 9)	77,504	959,505	411,765
Employee benefits (Note 10)	2,385	29,527	24,991
Deferred income taxes (Note 15)	69,434	859,589	1,108,098
Total liabilities	210,683	2,608,270	2,601,715
Commitments and contingencies (Notes 7, 16 and 17)
Stockholders’ equity (Note 11):
Capital stock – nominal value	355,379	4,399,590	4,390,474
Restatement for inflation of capital stock	143,456	1,775,981	1,772,299
Additional paid in capital	2,406	29,785	29,785
Retained earnings	99,104	1,226,913	1,121,733
Reserve for repurchase of shares	32,768	405,674	351,836
Noncontrolling interest	603	7,466	8,836
Total stockholders’ equity	633,716	7,845,409	7,674,963
Total	$844,399	Ps.10,453,679	Ps.10,276,678

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Income
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.), except share and per share data)

	2010 (Convenience Translation; See Note 2)	2010	2009	2008
Revenues:
Aeronautical services (Note 19)	$133,492	Ps. 1,652,626	Ps. 1,526,965	Ps. 1,617,195
Non-aeronautical services (Note 19)	31,662	391,974	354,001	371,281
Hotel and catering services	8,063	99,823	15,311	-
Construction services	40,955	507,026	640,992	492,813
	214,172	2,651,449	2,537,269	2,481,289
Operating costs:
Cost of services (Note 20)	54,413	673,632	447,568	507,214
Cost of construction	40,955	507,026	640,992	492,813
Administrative expenses	30,639	379,314	330,969	269,929
Concession taxes	8,325	103,067	94,756	101,642
Technical assistance fees (Note 13)	3,842	47,567	51,710	55,604
Depreciation and amortization	37,938	469,672	411,890	366,719
	176,112	2,180,278	1,977,885	1,793,921
Income from operations	38,060	471,171	559,384	687,368
Other (expenses) income – net (Note 14)	(250)	(3,090)	10,051	104,792
Net comprehensive financing cost:
Interest (expense) income – net	(5,646)	(69,900)	(26,195)	63,167
Exchange gain (loss) – net	125	1,562	4,069	(74,618)
	(5,521)	(68,338)	(22,126)	(11,451)
Income before income taxes	32,289	399,743	547,309	780,709
Income tax (Note 15)	(12,297)	(152,232)	77,785	238,906
Consolidated net income	$44,586	Ps. 551,975	Ps. 469,524	Ps. 541,803
Controlling interest	$44,697	Ps 553,345	Ps. 470,988	Ps. 541,844
Noncontrolling interest	(111)	(1,370)	(1,464)	(41)
Consolidated net income	$44,586	Ps. 551,975	Ps. 469,524	Ps. 541,803
Weighted average number of common shares outstanding (Note 11c.)	398,967,756	398,967,756	394,934,855	396,284,313
Basic and diluted earnings per share:
Controlling interest	$0.1121	Ps. 1.3869	Ps. 1.1926	Ps. 1.3673
Noncontrolling interest	(0.0003)	(0.0034)	(0.0037)	(0.0001)
Basic and diluted earnings per share	$0.1118	Ps. 1.3835	Ps. 1.1889	Ps. 1.3672
See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity (Note 11)
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.), except share data)

		Capital stock
	Number of shares	Nominal value	Restatement for inflation of capital stock	Additional paid-in capital	Retained earnings	Reserve for repurchase of shares	Additional liability for employee benefits	Noncontrolling interest	Cumulative initial effect of deferred income taxes	Total stockholders’ equity
Balances as of January 1, 2008	397,395,300	Ps.4,379,741	Ps.1,768,157	Ps.29,785	Ps.664,312	Ps.353,518	Ps. 4,968	Ps. -	Ps. 273,861	Ps.7,474,342
Dividends declared (Ps. 1.0856 per share)	-	-	-	-	(434,240)	-	-	-	-	(434,240)
(Reserve for repurchase) reissuance of shares, net	(2,121,400)	(23,380)	(9,633)	-	-	(20,332)	-	-	-	(53,345)
Reclassification of the cumulative initial effect of deferred income taxes and the effect of additional liability for employee benefits	-	-	-	-	278,829	-	(4,968)	-	(273,861)	-
Increase of noncontrolling interest	-	-	-	-	-	-	-	1,200	-	1,200
Net income	-	-	-	-	541,844	-	-	(41)	-	541,803
Balances as of December 31, 2008	395,273,900	4,356,361	1,758,524	29,785	1,050,745	333,186	-	1,159	-	7,529,760
Dividends declared (Ps.1.0000 per share)	-	-	-	-	(400,000)	-	-	-	-	(400,000)
Reissuance (reserve for repurchase) of shares, net	3,082,700	34,113	13,775	-	-	18,650	-	-	-	66,538
Increase of noncontrolling interest	-	-	-	-	-	-	-	9,141	-	9,141
Net income	-	-	-	-	470,988	-		(1,464)	-	469,524
Balances as of December 31, 2009	398,356,600	4,390,474	1,772,299	29,785	1,121,733	351,836	-	8,836	-	7,674,963
Dividends declared (Ps.1.0000 per share)	-	-	-	-	(400,000)	-	-	-	-	(400,000)
Reissuance (reserve for repurchase) of shares, net	825,400	9,116	3,682	-	-	5,673	-	-	-	18,471
Increase in reserve for repurchase of shares	-	-	-	-	(48,165)	48,165	-	-	-	-
Net income	-	-	-	-	553,345	-	-	(1,370)	-	551,975
Balances as of December 31, 2010	399,182,00	Ps.4,399,590	Ps.1,775,981	Ps.29,785	Ps.1,226,913	Ps.405,674	Ps. -	Ps. 7,466	Ps. -	Ps. 7,845,409

		Capital Stock
	Number of shares	Nominal value	Restatement for inflation of capital stock	Additional paid-in capital	Retained earnings	Reserve for repurchase of shares	Noncontrolling interest	Total stockholders’ equity

Balances as of December 31, 2009 (Convenience translation; Note 2)	398,356,600	$354,644	$143,158	$2,406	$90,608	$28,420	$714	$619,950
Dividends declared ($0.0808 per share)	-	-	-	-	(32,310)	-	-	(32,310)
Reissuance (reserve for repurchase) of shares, net	825,400	735	298	-	-	457	-	1,490
Increase in reserve for repurchase of shares	-	-	-	-	(3,891)	3,891	-	-
Net income	-	-	-	-	44,697	-	(111)	44,586
Balances as of December 31, 2010	399,182,000	$355,379	$143,456	$2,406	$99,104	$32,768	$603	$633,716

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows
For the years ended December 31, 2010 and 2009
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.))

	2010 (Convenience Translation; See Note 2)	2010	2009	2008
Operating activities:
Income before income taxes	$32,289	Ps.399,743	Ps.547,309	Ps.780,709
Items related to investment activities:
Depreciation and amortization	37,938	469,672	411,890	366,719
Interest income	(1,389)	(17,189)	(22,093)	(65,813)
Items related to financing activities:
Interest expense	7,035	87,089	48,288	2,646
Exchange (gain) loss	-	-	(5,119)	67,835
	75,873	939,315	980,275	1,152,096
Changes in working capital:
Trade accounts receivables	15,250	188,795	(34,671)	(127,965)
Recoverable taxes	(14,094)	(174,488)	(142,384)	(274,323)
Other receivables	111	1,357	10,869	2,387
Trade accounts payable	(18,914)	(234,159)	(237,676)	(11,574)
Accrued expenses and taxes	111	1,375	764	(40,896)
Accounts payable to related parties	(9,363)	(115,914)	(125,437)	158,101
Advances from customers	(70)	(871)	(2,873)	1,666
Guarantee deposits	(32)	(401)	(1,203)	984
Employee benefits	366	4,536	1,589	(14,273)
Employee profit sharing	92	1,138	(442)	(6,509)
Deferred employee profit sharing	-	-	-	(104,230)
Net cash provided by operating activities	49,330	610,683	448,811	735,464
Investing activities:
Payments for purchase of land, machinery and equipment	(8,478)	(104,953)	(216,777)	(1,375,586)
Payments for improvements to concessioned properties	(35,989)	(445,546)	(398,592)	(558,310)
Other investing activities	492	6,087	(3,858)	(14,519)
Interest collected	1,388	17,189	22,093	65,813
Net cash used in investing activities	(42,587)	(527,223)	(597,134)	(1,882,602)
Excess cash to be applied to (obtained from) financing activities	6,743	83,460	(148,323)	(1,147,138)
Financing activities:
(Payment of) proceeds from short-term debt	(15,769)	(195,217)	72,194	130,863
Proceeds from long term debt	50,437	624,406	470,589	-
Noncontrolling interest	-	-	9,141	1,200
Interest paid	(7,035)	(87,089)	(48,288)	(2,646)
Dividends paid	(32,224)	(398,927)	(411,537)	(428,218)
Reissuance (repurchase) of shares, net	1,492	18,471	66,538	(53,345)
Net cash (used in) provided by financing activities	(3,099)	(38,356)	158,637	(352,146)
Net increase (decrease) in cash and cash equivalents	3,644	45,104	10,314	(1,499,284)
Cash and cash equivalents at beginning of year	21,626	267,734	257,420	1,756,704
Cash and cash equivalents at end of year	$25,270	Ps.312,838	Ps.267,734	Ps.257,420

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps., except share and per share data)

1.	Activities and significant events

Activities – Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“GACN”, or collectively with its subsidiaries, the “Company”), a direct subsidiary of Aeroinvest, S.A. de C.V. (“Aeroinvest”) and Empresas ICA, S.A.B. de C.V. (“ICA”), the ultimate controlling company, is a holding company, whose subsidiaries are engaged in the administration, operation and use of 13 airports under a concession granted by the Mexican government through the Ministry of Communications and Transportation (“SCT”). The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón, and Zacatecas. The Company through one of its subsidiaries (see Note 1c below) began to recognize hotel service revenues on August 2009, related to its Terminal 2 NH Hotel located in the Mexico City airport.

The Company and its subsidiaries began operations on November 1, 1998. The Company’s incorporation was part of the Mexican government’s plan to open the Mexican Airport System to private investors under a two-stage program developed by the SCT.

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

Significant events:

a)
Adoption of International Financial Reporting Standards – In January 2009, the National Banking and Securities Commission (“CNBV”) published the amendments to its National Securities Law to include the enforceability of filing financial statements prepared according to the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) beginning in the year ending December 31, 2012, permitting their early adoption.

The Company’s management decided to early adopt the IFRS for the year ending December 31, 2011, considering January 1, 2010 as the “transition date” to IFRS. Therefore, the financial statements for the year ended December 31, 2010, are the last to be prepared under Mexican Financial Reporting Standards (“MFRS”).

The Company’s decision to early adopt IFRS complies with international reporting requirements, and provides the public with relevant information for making investment decisions as it relates to their financial information and provides comparability regarding other entities in the same industry.  Consequently, on January 1, 2011, GACN suspended the application of MFRS in the preparation of its financial information.

The estimated effects arising from the adoption of IFRS as of December 31, 2010, are disclosed in Note 21 including a description of the significant changes in accounting principles.

b)
On December 22, 2010 Aeroinvest prepaid a loan amounting to Ps.2,275,257 by obtaining a new loan from Bank of America for the same amount. On February 11, 2011, it paid off the entire balance of the new loan amounting to Ps.2,257,530 with proceeds received through capital contributions from Controladora de Operación de Infraestructura, S. A. de C. V. (Aeroinvest’s holding company) of Ps.2,080,170 and Ps.177,360 of its own resources. As a result of the payment made by Aeroinvest, the previous financial restrictions on the Company have been eliminated.

c)
In October 2008, the Company acquired 90% of the common stock of Consorcio Grupo Hotelero T2, S.A. de C.V, (Consorcio). This entity held a lease agreement with the Mexico City International Airport to construct and operate a five-star hotel and commercial premises at the Mexico City Airport Terminal 2. The partner operating the hotel is Nacional Hispana Hoteles, S. de R.L de C.V., (“NH Hoteles”), with a 10% partnership interest. The hotel initiated operations during August 2009.

2.	Basis of presentation and consolidation

Basis of presentation – The accompanying consolidated financial statements of GACN and Subsidiaries have been prepared in conformity with MFRS.

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

Monetary unit of the financial statements – The financial statements and notes as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, include balances and transactions denominated in Mexican pesos of different purchasing power.

Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented in accordance with MFRS, individually referred to as Normas de Información Financiera (“NIFs”). Certain accounting practices applied by the Company vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 23 for a discussion of such differences and for a reconciliation of the Company’s stockholders’ equity and net income between MFRS and U.S. GAAP.

Convenience translation – The consolidated financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates.  The translations of Mexican peso amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of 12.38 Mexican pesos to one U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 30, 2010. Such translations should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future, be converted into U.S. dollars at that rate or any other rate.

Basis of consolidation – The consolidated financial statements include the financial statements of GACN and those of the subsidiaries over which the Company exercises control. All significant intercompany balances, transactions and investments have been eliminated in the accompanying consolidated financial statements.

The subsidiaries which financial statements are consolidated with those of GACN are as follows:

Aeropuerto de Acapulco, S.A. de C.V.	100%
Aeropuerto de Ciudad Juárez, S.A. de C.V.	100%
Aeropuerto de Culiacán, S.A. de C.V.	100%
Aeropuerto de Chihuahua, S.A. de C.V.	100%
Aeropuerto de Durango, S.A. de C.V.	100%
Aeropuerto de Mazatlán, S.A. de C.V.	100%
Aeropuerto de Monterrey, S.A. de C.V.	100%
Aeropuerto de Reynosa, S.A. de C.V.	100%
Aeropuerto de San Luis Potosí, S.A. de C.V.	100%
Aeropuerto de Tampico, S.A. de C.V.	100%
Aeropuerto de Torreón, S.A. de C.V.	100%
Aeropuerto de Zacatecas, S.A. de C.V.	100%
Aeropuerto de Zihuatanejo, S.A. de C.V.	100%
Servicios Aeroportuarios del Centro Norte, S.A. de C.V. (“SACN”)	100%
Operadora de Aeropuertos del Centro Norte, S.A. de C.V. (“OACN”)	100	% (1)
Holding Consorcio Grupo Hotelero T2, S.A. de C.V. (“Holding”)	100	% (2)
Consorcio Grupo Hotelero T2, S.A de C.V. (“Consorcio”)	90	% (2)

(1)	This company incorporated in August 2008. The operating personnel from all the airports and related employee benefits were transferred to this entity and SACN.
(2)	In October 2008, the Company acquired the shares of Holding Consorcio Grupo Hotelero T2, S.A de C.V., which owns an equity share of 90% in Consorcio Grupo Hotelero T2, S.A. de C.V.

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

Reclassifications – Certain amounts in the financial statements as of and for the year ended December 31, 2009 and 2008 have been reclassified to conform to the presentation of the 2010 financial statements.

3.	Summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with MFRS. The significant accounting policies of the Company are as follows:

a.	Accounting changes:

In 2010 the Company adopted Mexican Financial Reporting Interpretation INIF 17 “Service Concession Contracts”, which provides a clarification of the accounting treatment required to comply with Bulletin D-7 “Contracts for construction and production of certain capital goods.”  The concession contracts for each of the Company’s airport subsidiaries establish that the concessionaire is obligated to carry out construction or improvements to the infrastructure in exchange for the rights over the concession granted by the Federal Government. The Federal Government will receive all the assets at the end of the concession period.  As a result, starting January 1, 2010, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets, which the Company have adopted retroactively for all periods presented. The amount recognized for both construction revenues and construction costs is equal and equivalent to the price the Company pays to third parties for the execution of projects or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The resulting change of adopting this new standard does not affect the presentation of the Company’s operating income or net income, but does affect calculations of margins based on total revenues.

In order to present comparative financial information, the Company presented the effects of adopting INIF 17 retrospectively for fiscal years 2009 and 2008, as summarized below:

Statement of income:	As reported for the year ended December 31, 2009	Adjustment for adoption of INIF 17	Restated amounts as of December 31, 2009
Revenues	Ps. 1,896,277	Ps. 640,992	Ps. 2,537,269
Operating costs	(1,336,893)	(640,992)	(1,977,885)

Statement of income:	As reported for the year ended December 31, 2008	Adjustment for adoption of INIF 17	Restated amounts as of December 31, 2008
Revenues	Ps. 1,988,476	Ps. 492,813	Ps. 2,481,289
Operating costs	(1,301,108)	(492,813)	(1,793,921)

b.
Recognition of the effects of inflation – Since the cumulative inflation for the three fiscal years prior to those ended December 31, 2010 and 2009 was 14.48% and 15.01%, respectively, the economic environment may be considered non-inflationary in both years and, consequently, no inflationary effects are recognized in the accompanying consolidated financial statements.Inflation rates for the years ended 2010 and 2009 were 4.40% and 3.57%, respectively.

c.
Cash and cash equivalents – Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, which are subject to insignificant value change risks. Cash is stated at nominal value and cash equivalents are valued at fair value; any fluctuations in value are recognized in comprehensive financing (cost) income of the period. Cash equivalents are represented mainly by investments in Mexican Treasury Certificates (CETES), investment funds and money market funds.

d.
Property, machinery and equipment – These amounts are recorded at acquisition cost. Balances from acquisitions made through December 31, 2007 were restated for the effects of inflation by applying factors derived from the National Consumer Price Index (“NCPI”) through that date. Expenditures for property, machinery and equipment, including improvements that increase the value of assets by increasing their service capacity, improving their efficiency or prolonging their useful lives, are capitalized.  Depreciation is calculated using the straight-line method beginning with the month following the purchase date, using final restated balances, based on the estimated remaining useful lives of the related assets, as follows:

Total years
Building	20
Machinery and equipment	10
Office furniture and equipment	10
Vehicles	4
Computers	3.3

e.
Investment in airport concessions – This item consists of the rights to use airport facilities, airport concessions and improvements to concessioned properties and represents the amount allocated by the SCT, to each one of the airport concessions, in addition to capitalizable improvements.

As per the independent appraisal made by an expert appraiser, the Company assigned values to airport terminals, runways, platforms and machinery. The assets identified as such were recorded as “Rights to use airport facilities.” Improvements to the concessioned asset, whose purpose is to increase the value of the related asset, either because their service capacity has increased, efficiency has improved or the asset has a longer useful life, are capitalized. These investments are recorded at cost.  The balances arising from acquisitions made before January 1, 2008 are restated applying factors derived from the NCPI to such date. Depreciation and amortization are calculated using the straight line method based on the assets’ useful lives.
In those airports where the cost of the concession exceeded the appraisal value, the excess was classified as “Airport concessions”.

Airport concessions were restated until December 31, 2007 using factors derived from the NCPI to such date and are amortized using the straight-line method over the length of the concession, which as of 1998 was 50 years.

f.
Impairment of long-lived assets in use – The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. Impairment indicators considered for these purposes are, among others, operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, and other legal and economic factors. In accordance with Bulletin C-15 “Impairment of Long-lived Assets and their Disposal”, management considers that GACN, together with its 13 airport subsidiaries, can be considered an “independent cash generating unit”, as all formed part of the Central-North package included in the Mexican government’s bidding process.  In accordance with the terms established by the Mexican government, all of the Company’s 13 airports must be in operation, regardless of their individual results and are therefore evaluated for impairment on a consolidated basis.  For the years ended December 31, 2010, 2009 and 2008, based on the analysis performed, the Company did not recognize any impairment losses.

g.
Direct employee benefits – Direct employee benefits are calculated based on the services rendered by employees, considering their most recent salaries. The liability is recognized as it accrues.  These benefits primarily include PTU payable, compensated absences, such as vacation and vacation premiums, and incentive bonuses.

h.
Employee benefits from termination and retirement – Seniority premiums and severance payments, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method using nominal rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

i.
Goodwill – Goodwill represents the excess of cost over the fair value of the subsidiary’s shares, as of the date of acquisition. It is presented at cost and at least once a year is subject to impairment tests.

j.	Provisions – Provisions are recognized for current obligations that result from past events, that are probable to result in the use of economic resources~~,~~ and that can be reasonably estimated.

k.
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

l.
Income taxes – Income taxes are recorded in the results of the year in which they are incurred. Corporate income tax (ISR) and the the business flat tax (“IETU”) are recorded in the results of the year they are incurred. To recognize deferred income taxes, based on its financial projections, the Company determines whether it expects to incur ISR or IETU in the future and, accordingly, recognizes deferred taxes based on the tax it expects to pay. Deferred taxes are calculated by applying the corresponding tax rate to temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits. Deferred tax assets are recorded only when there is a high probability of recovery. According to NIF D-4, “Income Taxes,” the balance of the initial cumulative effect of deferred income taxes was reclassified to retained earnings as of January 1, 2008.

Tax on assets (“IMPAC”) – The IMPAC that is expected to be recovered is recorded as a tax credit and is presented in the balance sheet under deferred taxes.

m.
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

n.
Concentrations of credit risk – Financial instruments that are subject to a potential credit risk due to non–compliance by the counterparty primarily consist of cash and cash equivalents and trade receivables from the Company’s principal domestic and international airline customers.  Cash and cash equivalents are maintained in different prominent financial institutions in Mexico and mainly refer to bank deposits and immediately realizable investments.

To reduce its credit risk, the Company conducts periodic evaluations of the financial situation of its customers and also requests specific guarantees or advances when deemed necessary. The Company believes that its potential credit risk is adequately covered by the allowance for doubtful accounts that it has recognized.

o.
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

The Company recognizes revenues and costs for improvements to the airport concession that are included in the Master Development Plan (“MDP”). Construction service revenues related to the airport concession are determined based on the exchange between the Company and the government (recognized according to the percentage of completion method), as the Company constructs or improves the airports based on the MDP on one end, and the government grants the Company the right to obtain revenues from the airport services rendered on the other. The cost for construction services is determined according to the cost the Company would incur in the construction or improvements based on the investments included in the MDP, for which, through a tender offer, the Company contracts third parties to perform. The revenue amount and cost are equivalent, because the Company does not obtain any profit margin for the construction, and the costs incurred are paid at market value.

p.
Earnings per share – Basic earnings per common share are calculated by dividing consolidated net income by the weighted average number of shares outstanding during the year.  The Company does not have diluted shares for purposes of MFRS; therefore basic and diluted earnings per share are the same.

q.
Treasury stock – Pursuant to decisions made at its stockholders’ meetings, the Company has been authorized to repurchase its own shares as deemed necessary. Repurchased shares are held as treasury stock, with the amount paid reflected in stockholders’ equity at the purchase price reducing issued historical capital stock and the balance of the repurchase reserve, which is a component of retained earnings.

4.	Cash and cash equivalents

	2010	2009
Cash equivalents	Ps.265,280	Ps.185,282
Cash	47,558	82,452
	Ps.312,838	Ps.267,734

5.	Trade accounts receivable

	2010	2009
Accounts receivable	Ps.450,986	Ps.475,396
Allowance for doubtful accounts	(216,545)	(52,160)
	Ps.234,441	Ps.423,236

Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

Accounts receivable includes balances invoiced to domestic and international airlines for passenger charges at December 31, 2010 and 2009, amounting to Ps.369,626 and  Ps.393,488, respectively.

The Company periodically reviews the sufficiency of its allowance for doubtful accounts considering the nature and aging of its receivables as well as other factors including the credit risks associated with individual customers, the airline industry as a whole and existing macro-economic conditions. Past due or delinquency status is determined on the basis of the terms of the relevant contract, at which point the Company employs all efforts to collect the amount.  When an account is deemed uncollectible, such account is written-off once the Company has exhausted all collection means at its disposal, which generally occurs following a judicial determination that a particular receivable is not collectible. The increase in the allowance for doubtful accounts is mainly due to the suspension of the operations of Grupo Mexicana consisting of Mexicana de Aviación, S. A. de C. V., Aerovías Caribe, S. A. de C. V. and Mexicana Inter, S. A. de C.V., beginning on August 28, 2010. The increase in the allowance for doubtful accounts related to the suspension of Grupo Mexicana includes Ps.132,295 for airport tax (TUA), Ps.7,438 for airport services and Ps.3,389 for other services.

Following is the percentage of the primary clients that compose the accounts receivable and related revenues that may represent a potential risk in the Company’s operation if they had financial and operating issues that prevented them from continuing operations (see Note 3n).

Trade accounts receivable:	2010	2009	2008
		%
Compañía Mexicana de Aviación, S.A. de C.V.	15.18	10.00	9.11
Aerovías Caribe, S. A. de C.V.	13.84	10.00	6.80
Aerolitoral, S. A. de C. V.	13.36	21.20	16.80
Aerovías de Mexico, S. A. de C. V.	6.84	16.80	18.20

Revenues by client:	2010	2009	2008
		%
Compañía Mexicana de Aviación, S.A. de C.V.	3.79	6.50	8.50
Aerovías Caribe, S. A. de C.V.	3.39	5.50	3.50
Aerolitoral, S. A. de C. V.	14.16	11.90	9.10
Aerovías de Mexico, S. A. de C. V.	9.74	11.20	11.40
Aeroenlaces Nacionales, S. A. de C. V.	11.15	8.70	7.00
ABC Aerolineas, S. A. de C. V.	7.60	7.39	7.47

6.	Land, buildings, machinery and equipment – net

	2010	2009
Land	Ps.1,731,754	Ps.1,640,847
Buildings	323,343	294,483
Machinery and equipment	389,371	318,613
Office furniture and equipment	78,741	73,698
Vehicles	116,116	95,685
Computers	30,285	26,791
	2,669,610	2,450,117
Accumulated depreciation	(359,809)	(272,225)
	2,309,801	2,177,892
Construction in-progress	1,047	5,721
	Ps.2,310,848	Ps.2,183,613

Depreciation for the years ended December 31, 2010, 2009 and 2008 related to fixed assets was Ps.60,357,
Ps. 47,979 and Ps. 39,306, respectively. In addition, for the years ended December 31, 2010, 2009 and 2008, the Company incurred Ps.3,126, Ps.3,003 and Ps.1,243, respectively related to the amortization of other assets.

The capitalized comprehensive financing cost as of December 31, 2010 and 2009 amounts to Ps.20,778.

7.	Investment in airport concessions – net

The investment in airport concessions is comprised of the improvements to concessioned properties, the rights to use the airport facilities and the airport concessions. As disclosed in Note 3e., effective January 1, 2003, the total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the net replacement value of the assets determined by an independent appraiser; at any airport concession where the cost exceeded the appraised value, such excess was recognized within the airport concessions line item.  The allocation was determined as set forth below:

		Remaining Amortization Period in Years
Cost of the concession from the SCT (Note 1 and 3e.)	Ps. 5,813,656
Appraised amount assigned to:
Rights to use airport facilities:
Runways, aprons and platforms	Ps. 1,528,878	24
Buildings	1,002,794	26
Other infrastructure	349,935	18
Land	2,043,447	39
	4,925,054
Airport concessions	888,602	39
Total cost	Ps. 5,813,656

Amortization of improvements to the concessioned properties is calculated using the straight-line method beginning in the month after the date they are capitalized, based on the assets’ estimated useful lives, which vary from 8 to 20 years.

As of December 31, 2010 and 2009, the net values of the rights to use the airport facilities, airport concessions and improvements to concessioned properties consist of the following:

	2010	2009
Rights to use airport facilities	Ps.4,925,054	Ps.4,925,054
Less – Accumulated amortization	(1,302,127)	(1,176,292)
	Ps.3,622,927	Ps.3,748,762

Airport concessions	Ps. 888,602	Ps. 888,602
Less – Accumulated amortization	(195,492)	(177,720)
	Ps. 693,110	Ps. 710,882

Improvements to concessioned properties	Ps.4,068,980	Ps.3,561,157
Less – Accumulated amortization	(1,118,457)	(855,927)
	Ps.2,950,523	Ps.2,705,230
Total investment in airport concessions	Ps.7,266,560	Ps.7,164,874

As of December 31, 2010 and 2009, as part of improvements to the concessioned properties, the Company incurred construction-in-process amounting to Ps.317,042 and Ps.235,557, respectively. As of December 31, 2010, constructions in progress refers mainly to the installation of luggage recorded in different airports. The unamortized capitalized comprehensive financing cost as of December 31, 2010 and 2009 is Ps.44,674 and Ps.17,493, respectively.

Amortization for rights to use the airport facilities and airport concessions for the years ended December 31, 2010, 2009 and 2008 were Ps.143,607 Ps.143,521 and Ps.143,693, respectively. Amortization for the years ended December 31, 2010, 2009 and 2008 related to improvements to concessioned properties was Ps.262,582, Ps.217,387 and Ps.182,477, respectively.

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

Master development Plan - The Company must invest in fixed assets and improvements to assigned assets according to the MDP. The total amount is Ps.2,876,985, and represents the investment to be made in the 2011 through 2015 period. The amount per year is as follows:

Year	Amount
2011	Ps. 562,032
2012	496,543
2013	761,106
2014	715,868
2015	341,436
Ps.2,876,985

As of December 31, 2010, the MDP for the 2005 -2010 period has a balance of Ps.219,921 pending to be invested related to a baggage handling and review equipment, which is expected to be acquired during 2011.

Concession tax – According to the Article 232-A of the Mexican Federal Duties Law and the terms of the Company’s concession agreements, the Company must pay the Mexican government an annual tax for the rights to use the airport facilities, which is currently equal to 5% of annual gross revenues.

8.	Short-term debt

As of December 31, 2010 and 2009, the loans bear interest at TIIE at 28 days plus 4.00 points. Interest matures monthly. As of December 31, 2010 and 2009, the interest rates were 8.39% and 8.93%, respectively.

As of December 31, 2010, the Company was in compliance with its financial covenants related to its short-term debt.

9.	Long-term debt

	2010	2009
Unsecured bank line of credit with Inbursa bank of Ps.700,000,  bearing interest at TIIE plus 4.5 points, with equal semiannual principal payments maturing in August 2017.  As of December 31, 2010 and 2009 the rate was 9.38% and 9.42%, respectively.
	Ps.598,431	Ps.470,589

Unsecured bank credit line with Bank HSBC of Ps.400,000, bearing interest of TIIE plus 3.25 points payable in annual installments, and maturing in April 2018. As of December 31, 2010, the rate was 7.895%	400,000	-

Fixed-asset line of credit with Exim Bank of 22,900 thousand U.S. dollars secured by luggage review equipment, bearing interest at three-month Libor plus 1.25 points payable in quarterly installments and maturing in March 2021. As of December 31, 2010, 7,614 thousands U.S. dollars has been utilized. On that same date, the rate was 1.55%.	96,564	-
	1,094,995	470,589
Less – Current portion	(135,490)	(58,824)
	Ps.959,505	Ps.411,765

As of December 31, 2010, long-term debt matures as follows:

2012	Ps.154,297
2013	144,915
2014	144,915
2015	144,915
2016	144,915
Thereafter	225,548
Ps.959,505

The Company’s long-term debt includes certain restrictive covenants that limit its ability to obtain new bank loans, offer its assets as collateral, sell fixed assets and require it to maintain certain financial ratios as well as to pay its tax obligations on a timely basis. As of December 31, 2010, the Company was in compliance with the restrictions and financial covenants related to its long-term debt.

10.	Employee benefits

The related liability and annual cost of the Company’s employee benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.

The present values of these obligations and the rates used are as follows:

	2010	2009
Vested benefit obligation	Ps.(29,361)	Ps.(24,664)
Unrecognized items:
Changes to the plan	(1,201)	(1,802)
Initial transition asset	1,035	1,475
Projected net liability	Ps.(29,527)	Ps.(24,991)

Actuarial rates used:

	2010	2009
	%	%
Discount of projected benefit obligations at present value	7.97	8.50
Wage increase	5.50	5.50
Minimum wage increase	4.00	4.50

Unamortized items are recognized in earnings over a five year period.

11.	Stockholders’ equity

a.	As of December 31, 2010, 2009 and 2008, authorized Class I shares consist of 400,000,000, of which 58,800,000 are Series “BB” and 341,200,000 Series “B”.

b.	The subscribed and paid-in capital stock at December 31, 2010, 2009 and 2008 is solely comprised of fixed capital and is represented by ordinary, registered no-par shares and is comprised as follows:

	2010
	Number of shares	Historical value	Restatement effect	Restated capital stock
Fixed capital:
Series B, Class I	341,200,000	Ps.3,763,828	Ps.1,515,334	Ps.5,279,162
Series BB, Class I	58,800,000	644,619	264,651	909,270
Treasury shares	(818,000)	(8,857)	(4,004)	(12,861)
Total	399,182,000	Ps.4,399,590	Ps.1,775,981	Ps.6,175,571

	2009
	Number of shares	Historical value	Restatement effect	Restated capital stock
Fixed capital:
Series B, Class I	341,200,000	Ps.3,763,828	Ps.1,515,334	Ps.5,279,162
Series BB, Class I	58,800,000	644,619	264,651	909,270
Treasury shares	(1,643,400)	(17,973)	(7,686)	(25,659)
Total	398,356,600	Ps.4,390,474	Ps.1,772,299	Ps.6,162,773

	2008
	Number of shares	Historical value	Restatement effect	Restated capital stock
Fixed capital:
Series B, Class I	341,200,000	Ps.3,763,828	Ps.1,515,334	Ps.5,279,162
Series BB, Class I	58,800,000	644,619	264,651	909,270
Treasury shares	(4,726,100)	(52,086)	(21,461)	(73,547)
Total	395,273,900	Ps.4,356,361	Ps.1,758,524	Ps.6,114,885

c.
As of December 31, 2010, the Company held in treasury, shares repurchased with a cost basis of Ps.67,980. This amount is represented by 818,000 Series “B” shares, which appear in the Statement of Changes in Stockholders’ Equity reducing the capital stock and the reserve for the repurchase of shares by Ps.12,861 and Ps.55,119, respectively. The weighted average number of shares outstanding during the year as disclosed in Note 3p is affected considering the dates in which the shares were repurchased.  On December 31, 2010, the market value of the Company’s shares as listed on the Mexican Stock Exchange at the close of business was 23.66 pesos.

d.
Pursuant to a resolution of the general ordinary stockholders’ meeting on April 16, 2010, the legal reserve was increased by Ps.23,549; the share repurchase reserve increased by Ps.48,165, and a dividend of Ps.400,000 was paid, of which Ps.200,000 is outstanding  as of December 31, 2010.

e.	On April 24, 2009, at the Stockholders’ Ordinary and Extraordinary General Meeting, the following matters were approved: to increase the legal reserve by Ps.27,092; to declare dividends of Ps.400,000.

f.	On April 3, 2008, at the Stockholders’ Ordinary and Extraordinary General Meeting, the following matters were approved: to increase the legal reserve by Ps.1,560; to declare dividends of Ps.434,240.

g.
Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value in historical pesos.  The legal reserve may be capitalized but may not be distributed, except in the form of a stock dividend, unless the entity is dissolved.  The legal reserve must be replenished if it is reduced for any reason.  On December 31, 2010, 2009 and 2008 the legal reserve amounted to Ps.147,755, Ps.124,206 and Ps.97,114, respectively.

h.
Stockholders’ equity, except restated paid-in capital and tax retained earnings will be subject to income taxes payable by the Company at the rate in effect upon distribution.  Any tax paid on such distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

The balances of the stockholders’ equity tax accounts as of December 31 are as follows:

	2010	2009
Contributed capital account	Ps.6,719,278	Ps.6,436,090
Net taxable income account	53,025	69,458
Reinvested net taxable income account	-	36,962
Total	Ps.6,772,303	Ps.6,542,510

12.	Foreign currency balances and transactions

As of December 31 the foreign currency monetary position in thousands of U.S. dollars is as follows:

	2010	2009
Monetary assets	$734	$3,484
Monetary liabilities	(19,254)	(9,412)
Monetary asset position	$(18,520)	$(5,928)
Equivalent in Mexican pesos	Ps.(229,255)	Ps.(77,795)

Transactions denominated in foreign currency in thousands of U.S. dollars for the years ended December 31 were as follows:

	2010	2009	2008
Technical assistance fee	$3,850	$3,235	$4,063
Payment of insurance policies	1,329	1,249	1,347
Payments for machinery and maintenance safety equipment	13,623	2,881	4,780
Professional services and fees	1,365	1,498	684
Purchase of land	8,330	-	36,082
Other	1,438	2,866	583

The exchange rate of Mexican pesos per one U.S. dollar, were as follows:

	December 31,
	2010		2009
	Purchase	Sale	Purchase	Sale
Interbank	Ps. 12.3542	Ps. 12.3792	Ps. 13.0525	Ps. 13.1040

As of March 11, 2011, the exchange rate was Ps.11.9157 and Ps.11.9172 pesos for the purchase and sale of one U.S. dollar respectively.

13.          Balances and transactions with related parties

Balances with related parties at December 31 were as follows:

	2010	2009
Accounts receivable – Empresas ICA, S.A.B. de C.V. (1)	Ps. 89,053	Ps. 80,712
Accounts payable:
SETA (2)	Ps. 53,804	Ps. 56,480
Dividends payable to Aeroinvest, S.A. de C.V.	83,851	83,901
Nacional Hispana Hoteles, S.R.L. de C.V. (3)	33,541	24,053
Ingenieros Civiles Asociados, S.A. de C.V. (4)	7,999	114,386
	Ps.179,195	Ps.278,820

Transactions with related parties, carried out in the ordinary course of business, for the years ended December 31 were as follows:

	2010	2009	2008
Expenses:
Technical assistance fees and related out-of-pocket costs (2)	Ps.47,567	Ps. 51,710	Ps. 55,604
Administrative services provided by Grupo ICA, S.A. de C.V.	-	-	3,014
Capital expenditures (4)	170,631	421,260	333,465

(1)	The accounts receivable is related to ISR payments.

(2)	The accounts payable to SETA include dividends of Ps.33,400 in 2010 and 2009, respectively. The expenses are related to the technical support service provided and travel expenses.

(3)	Loan received from NH Hotels to pay contractors related to the construction of the hotel located at the Mexico City International Airport Terminal 2.

(4)
The expenditures for the year ended December 31, 2010 consist of Ps.3,974 for a platform constructed at the Mazatlán Airport, Ps.2,984 related to the construction of Terminal B at the Monterrey Airport, and Ps.1,041 for the construction of a runway at the Zihuatanejo Airport. The expenditures for the year ended December 31, 2009, consist of Ps.39,008 related to the construction of Terminal B at the Monterrey Airport, Ps.43,647 for the construction of the NH T2 Hotel, and Ps.31,731 for other construction services. The expenditures for the year ended December 31, 2008 refer to the construction of Terminal B and construction of the hotel.

The Company has entered into an agreement with Ingenieros Civiles y Asociados, S.A. de C.V. for the purpose of conducting remediation work and pavement construction on operational areas of the Company’s airports, foreseen in the Master Development Plan for the 2006-2010 period, in the understanding that for each specific work, a construction agreement shall be set forth at per unit prices or at a lump sum price.

The Company uses the services of an independent expert to supervise and ensure that the construction services are provided at current market rates for similar services.

The benefits granted to key personnel of the Company, were as follows:

	2010	2009	2008
Short- and long-term direct benefits	Ps.49,615	Ps.45,754	Ps.48,964

Technical assistance – The Company has executed a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years from the agreement date.  Currently, the Company is required to pay the greater of the fixed $3,000 component or 5% of consolidated operating income (as defined in the contract) annually for such services.  Beginning in 2006, the fixed $3,000 component will be updated according to the consumer price index of the United States of America.  In 2010, 2009 and 2008, 5% of consolidated operating income was greater than that of the fixed $3,000 component.

As of December 31, 2010, SETA’s, stockholders were Aeroinvest, S.A. de C.V. (“Aeroinvest”) (subsidiary of Empresas ICA, S.A.B. de C.V.) with 74.5% and Aéroports de Paris Management, S.A. (“ADP”) with 25.5%.  Pursuant to the Company’s bylaws, SETA (as holder of the Company’s Series “BB” shares) has the right to present to the board of directors the name or names of the candidates for appointment of certain of the Company’s senior management, the right to appoint and remove the Company’s chief financial officer, chief operating officer and commercial director, the right to elect three members of the Company’s board of directors and the right to veto certain actions requiring approval of the Company’s stockholders (including the payment of dividends, the amendment of the Company’s bylaws and the amendment of its right to appoint certain members of senior management).  In the event of the termination of the technical assistance agreement, the Series “BB” shares will be converted into Series “B” shares resulting in the termination of these rights.   If at any time, prior to June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, it would lose its veto rights (but other special rights it possess as a Series “BB” shareholder would be unaffected) .  If at any time after June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, such shares must be converted into Series “B” shares, which would cause SETA to lose all of its special rights.  So long as SETA retains at least 7.65% of the Company’s capital stock in form of Series “BB” shares, all its special rights will remain in force.

Pursuant to the Company’s bylaws, the technical assistance agreement and the participation agreement, SETA may not transfer more than 51% of its Series “BB” shares until after June 14, 2008. After such date, SETA is entitled to transfer up to one eighth of such 51% during each year thereafter. As of December 31, 2010, SETA has not transferred any of its representative Series “BB” shares.

14.	Other income (expenses) – net

Detail is as follows:

	2010	2009	2008
Statutory employee profit sharing – current	Ps. (3,501)	Ps. (1,321)	Ps. (2,626)
Statutory employee profit sharing – deferred	-	-	104,230
Other income (expenses)	411	11,372	3,188
	Ps. (3,090)	Ps. 10,051	Ps.104,792

15.	Taxes on income

The Company is subject to ISR and to IETU.

ISR –The rate is 30% for the years 2010 to 2012 and was 28% for 2009 and 2008, and will be 29% for 2013 and 28% for 2014.

The Company is subject to ISR on an individual entity basis.  The related tax results are combined in the consolidated financial statements.

IETU - Revenues, as well as deductions and certain tax credits, are determined based on cash flows of each fiscal year.  The IETU rate is 17.5%, 17% and 16.5% for 2010, 2009 and 2008 respectively.  The Asset Tax Law was repealed upon enactment of the IETU Law; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid, may be recovered, according to the terms of the law.

Deferred income taxes are recorded (deferred ISR or deferred IETU) based on projections of the taxes the individual subsidiaries are expected to pay in future years. The Company updated its deferred tax liability for each subsidiary as a result of the new projections, which include the Master Development Plans and Maximum Rates for the period 2011-2015 approved by the Secretariat of Communications and Transportation (SCT) in December 2010.

To determine deferred taxes as of December 31, 2010 and 2009, the Company applied the rates that will be in effect according to their estimated date of reversal to the temporary differences.

Income tax is as follows:

	2010	2009	2008
Current:
ISR	Ps. 90,883	Ps. 88,455	Ps. 180,504
IETU	4,304	19,214	5,385
Deferred	(247,419)	(29,884)	53,017
	Ps. (152,232)	Ps. 77,785	Ps. 238,906

The reconciliation of the statutory income tax rate and the effective tax rate as a percentage of income before income taxes for the years ended December 31 is as follows:

	2010%	2009%	2008%
Statutory rate	30.00	28.00	28.00
Effect of permanent differences, mainly non-deductible expenses, restatement of taxes and effects of inflation for financial and tax purposes	(6.18)	(14.77)	(9.18)
Effect of change in projections	(61.90)	-	-
Effect of deferred IETU liability	-	0.98	11.78
Effective rate	(38.08)	14.21	30.60

At December 31, the main items comprising the liability balance for deferred taxes are as follows:

	2010	2009

Labor obligations and allowance	$71,153	$21,866
Investment in airport concessions, land, machinery and equipment	(1,467,306)	(1,502,918)
Tax loss carryforwards	795,755	851,083
Recoverable tax on assets	254,209	243,488
IETU credits	495,903	380,480
Valuation allowance for tax loss carryforwards, IETU credits and recoverable tax on assets	(1,009,303)	(1,102,097)
Total deferred tax	$(859,589)	$(1,108,098)

As of December 31, 2010 and 2009, the valuation allowance represents a reserve against benefits recognized for the effects of tax loss carryforwards, IETU credits and recoverable tax on assets.

Each airport concession has received approval from the Mexican Tax Authorities to carryforward their tax losses up to the earlier of the date such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession.  Amounts and expiration dates as of December 31, 2010, as restated for inflation, are as follows:

Year of origin	Tax loss carryforwards
1999	Ps. 29,054
2000	241,923
2001	502,479
2002	680,725
2003	573,452
2004	495,336
2005	54,895
2006	77,589
2008	76,918
2009	56,782
2010	52,832
Ps.2,841,985

The amount of the recoverable tax on assets and expiration dates are as follows:

Year of expiration	Recoverable tax on assets
2012	Ps. 80,732
2013	72,357
2014	63,285
2015	17,524
2016	9,652
2017	10,659
Ps. 254,209

16.	Contingencies

At December 31, 2010, resolution is pending on lawsuits filed against the following subsidiaries:

a.
Lawsuit against Aeropuerto de Ciudad Juárez, S. A. de C. V., filed on November 15, 1995, claiming for the recovery of a portion of the lands (240 hectares) where the International Airport of Ciudad Juárez is located, as they believe the lands were transferred to the Mexican government incorrectly. The plaintiff demands the payment of 120 million U.S. dollars (Ps.1,485,576) for the failure to recover in its favor the land allocated to an airport. In May 2005, the Courtroom of Appeals ordered Aeropuerto de Ciudad Juárez, S. A. de C. V. to return such lands.  A writ of relief was filed against such verdict, which was granted for the Courtroom of Appeals to analyze again certain evidence, and based thereon, it issued a new verdict. On November 8, 2007, the Courtroom of Appeals issued a verdict whereby it stated the verdict was null and void. The plaintiffs filed a writ of injunction, which was granted, in order to continue the trial before the representative of the Federal Government. The SCT appeared at the trial, responding to the complaint and requesting the incompetence of the Common Law Court that knows the trial, intending that the trial be resolved by a Federal Judge. On May 11, 2010, the Courtroom declared the incompetence proposed by the SCT applicable, determining the Federal Courts competent to oversee and resolve the trial. As a result of the verdict, on June 2, 2010, the plaintiffs filed a writ of relief with the First District Court in the State of Chihuahua, which, through the verdict dated November 10, 2010, confirmed the verdict. The plaintiff filed a motion of review against such verdict on November 29, 2010, which will be resolved by a Circuit Appeals Court. Such resolution has not been resolved.

At the date of the consolidated financial statements, the contingency still exists, because the trial still continues for the lack of a judgment of merit that resolves this trial, where the Federal Government has appeared. In the event the trial resolution is not favorable for the Company, the economic impact will be on the Federal Government, as set forth in the concession title. The Company has not recorded any provision related to this claim as the probability of incurring a loss is remote.

b.
There are administrative procedure executions against Aeropuerto de Reynosa, S. A. de C. V., Aeropuerto de Zihuatanejo, S. A. de C. V., Aeropuerto de Tampico, S. A. de C. V and Aeropuerto de Ciudad Juárez, S. A. de C. V., to settle tax liabilities for property tax. The liabilities restated as of December 2009 amount to Ps.59,500; Ps.2,800, Ps.1,020 and Ps.1,800, respectively (approximate amounts). Writs of relief were filed against such settlements. In January, February and March 2009, the liabilities were declared null and void by the Administrative Court for the Airports of Zihuatanejo, Tampico and Ciudad Juárez, respectively. In November 2009, the Municipality of Ciudad Juárez required again the payment from the Airport of Ciudad Juárez, indicating the existence of a liability of Ps.7,500 against which an action for annulment was filed, which has not been resolved. In June 2010, the Municipality of Culiacán required the payment of the property tax from Aeropuerto de Culiacán, S. A. de C. V. of Ps.4,310, against which an action for annulment was filed with the Administrative-Law Court of the State of Sinaloa, and the trial has not been resolved. In October 2010, the Municipality of Zihuatanejo required from the Zihuatanejo Airport the payment of Ps.2,177, against which an action for annulment was filed with the Tax Court of the State of Guerrero, which has not been resolved. In February 2011, the Municipality of Reynosa required again the payment of property tax from Aeropuerto de Reynosa, S.A. de C.V. of Ps.117,600, against which an action for annulment will be filed again.

At the date of the consolidated financial statements, the contingencies continue because the trials are in effect and have not been resolved. However, there are precedents of favorable resolutions for the concessionaires, in which case it is not certain that the courts will change the sense of the verdict or the regulation applicable to each case will be amended.  The Company has not recorded any provision related to this claim as the probability of incurring a loss is remote.

c.
The Company determines PTU based on Section I of Article 10 of the Mexican Income Tax Law; however, the tax authorities and/or the employees may disagree with this treatment, in which case the Company will file the necessary appeals in order to continue calculating PTU using its current methodology.

d.
On November 5, 2009, the Local Tax Audit Administration of the Tax Administration Service in Acapulco conducted a direct audit of Aeropuerto de Acapulco, S. A. de C. V., and determined a tax liability of Ps.43,967 for supposed revenue omissions, excess deductions detected, surcharges and fines. The Company will file a motion for reconsideration against such determination.  The Company has not recorded any provision related to this claim as the probability of incurring a loss is remote.

The Company believes that it has sufficient elements to obtain a favorable result otherwise, it will file an action for annulment with the Federal Tax and Administrative Court of Justice.

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

b.
In October 2008, the Company acquired the shares of Consorcio (see Note 1). As a result of the acquisition, the Company assumed the commitments set forth in the lease agreement signed with the Mexico City Airport for a 20-year period to construct, prepare and operate a hotel, and manage the commercial premises at Terminal 2 of the Mexico City International Airport, establishing a minimum guaranteed income (MGI) of Ps.18,453 annually as rent, plus a share of the 18% of the hotel’s gross income obtained. The MGI will be adjusted on an annual basis using the NCPI.  For the year ended December 31, 2010 the amount was Ps.22,073.

18.	Information by industry segments

The Company determines and evaluates its airports’ individual performances before allocating personnel-related costs and other costs incurred by SACN, the subsidiary that includes the Company’s senior management.  The following table shows a summary of the Company’s financial information by segment as it relates to the Monterrey Airport, the Acapulco Airport, the Mazatlán Airport, the Culiacán Airport, the Chihuahua Airport and the Zihuatanejo Airport. The financial information relating to the remaining seven airports, as well as that of SACN, OACN, Holding and Consorcio, the last three beginning in 2009 and the Company (including investment in its subsidiaries) was combined and included under “Other”.  The elimination of the investment of the Company in its subsidiaries is included under “Eliminations”.

December 31, 2010	Monterrey	Acapulco	Mazatlán	Culiacán	Chihuahua	Zihuatanejo	Other	Eliminations	Total
Total revenues	Ps.1,109,412	Ps.195,561	Ps.214,502	Ps.206,915	Ps.179,870	Ps.115,731	Ps.2,515,532	Ps.(1,886,074)	Ps.2,651,449
Operating income	37,123	4,758	9,722	8,852	8,113	4,657	754,725	(356,779)	471,171
Interest expenses - net	(21,755)	13,289	18,651	3,241	9,765	3,649	(98,137)	1,397	(69,900)
Income tax	(32,881)	(29,019)	(13,528)	(46,232)	(7,997)	(46,578)	24,003	-	(152,232)
Total assets	4,854,478	933,802	857,697	627,000	628,319	586,210	11,697,054	(9,730,881)	10,453,679
Total liabilities	1,128,715	123,581	107,139	89,525	95,345	52,866	2,107,347	(1,096,248)	2,608,270
Capital expenditures	170,051	88,192	109,124	78,679	87,225	50,065	158,786	(46,633)	695,489
Investment in airport concesions	3,017,142	629,352	504,933	486,666	439,249	496,178	1,693,040	-	7,266,560
Depreciation and amortization	115,532	49,577	33,973	27,193	25,360	36,867	181,170	-	469,672

December 31, 2009	Monterrey	Acapulco	Mazatlán	Culiacán	Chihuahua	Zihuatanejo	Other	Eliminations	Total
Total revenues	Ps.1,246,129	Ps.173,327	Ps.152,804	Ps.165,435	Ps.134,612	Ps.138,538	Ps.2,158,770	Ps.(1,632,346)	Ps.2,537,269
Operating income	73,450	12,649	20,157	11,357	19,943	7,857	600,039	(186,068)	559,384
Interest expenses - net	(6,045)	17,732	23,431	2,040	11,528	3,502	(78,383)	-	(26,195)
Income tax	11,810	(1,369)	1,645	(16)	(604)	1,133	65,186	-	77,785
Total assets	4,885,854	890,176	800,162	574,229	589,015	575,977	11,070,664	(9,109,399)	10,276,678
Total liabilities	1,509,447	127,603	91,213	94,981	82,127	100,014	1,974,601	(1,378,271)	2,601,715
Capital expenditures	419,964	37,366	10,324	35,743	21,132	32,269	310,858	-	867,656
Investment in airport concesions	2,960,558	613,343	472,650	473,197	422,417	501,957	1,720,752	-	7,164,874
Depreciation and amortization	101,089	48,810	33,279	26,197	24,358	30,500	147,657	-	411,890

December 31, 2008	Monterrey	Acapulco	Mazatlán	Culiacán	Chihuahua	Zihuatanejo	Other	Eliminations	Total
Total revenues	Ps.1,185,341	Ps.179,581	Ps.148,522	Ps.154,716	Ps.143,531	Ps.107,599	Ps.2,066,655	Ps.(1,504,656)	Ps.2,481,289
Operating income	56,479	9,609	8,491	2,577	15,657	5,643	709,239	(120,327)	687,368
Interest income - net	38,118	12,618	16,481	2,655	8,701	3,183	(18,589)	-	63,167
Income tax	58,482	5,689	747	2,358	7,260	3,822	160,548	-	238,906
Total assets	4,699,129	859,262	791,498	565,413	555,556	565,718	10,366,875	(8,543,619)	9,859,832
Total liabilities	1,384,797	129,040	124,798	99,490	80,919	100,262	1,584,684	(1,173,918)	2,330,072
Capital expenditures	1,743,039	36,275	24,021	37,111	23,102	22,613	341,401	-	2,227,562
Investment in airport concesions	2,723,142	624,383	492,430	481,295	426,699	498,153	1,708,913	-	6,955,015
Depreciation and amortization	93,434	44,947	32,042	24,379	22,361	27,411	122,145	-	366,719

19.	Revenues (excluding Hotel and Construction Services)

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

The following table presents an analysis for the years ended December 31, 2010, 2009 and 2008 of the Company’s revenues.

	2010	2009	2008
Aeronautical services
Airport services:
Landing	Ps. 102,788	Ps. 94,915	Ps. 111,693
Parking on embarking/disembarking platform	66,280	56,953	72,911
Parking on extended stay or overnight platform	21,831	19,031	22,293
Aerocars and jetways	19,014	17,172	23,847
Passenger and carry-on baggage check, national and international	20,650	19,580	22,796
Domestic passenger charges	971,805	894,113	955,466
International passenger charges	316,900	295,711	278,579
Complementary services – Airport real estate services and rights of access to other operators and complementary services (1)	133,358	129,490	129,610
Total aeronautical services revenues	Ps.1,652,626	Ps. 1,526,965	Ps. 1,617,195
Non-aeronautical services
Car parking charges	Ps. 110,725	Ps. 104,465	Ps. 112,694
Commercial concessions (1):
Retail operations	39,837	33,119	36,197
Food and beverages	32,790	28,777	35,001
Duty free	11,083	10,950	13,567
VIP lounges	42,348	39,917	36,644
Financial services	3,592	2,464	1,877
Communications and networks	3,034	4,361	4,350
Car rentals	32,374	31,338	32,175
Advertising	46,607	39,444	39,304
Time share	15,611	18,081	18,068
Complementary service providers	2,846	2,374	2,475
Attention to passengers	2,321	1,697	-
Expense recovery	22,779	20,086	20,777
OMA freight	21,648	13,537	14,578
Diversification	348	-	-
Non-airport access fees	4,031	3,391	3,574
Total non-aeronautical services	Ps. 391,974	Ps. 354,001	Ps. 371,281

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

At December 31, 2010, future minimum rentals are as follows:

Year	Amount
2011	Ps.284,069
2012	146,943
2013	126,152
2014	100,815
Thereafter	139,545
Total	Ps.797,524

Future minimum rentals, which generally include rents that are increased each year by the INPC, do not include the contingent rentals related to increases based on the INPC or contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent.  Contingent rentals earned during the years ended December 31, 2010, 2009 and 2008 were Ps.53,524, Ps.48,219 and Ps.70,278, respectively.

Approximately 76%, 80% and 79% of consolidated revenues during the years ended December 31, 2010, 2009 and 2008, respectively, were generated by the Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua and Zihuatanejo airports.

20.	Cost of services

Cost of services for the years ended December 31 is as follows:

	2010	2009	2008
Employee cost	Ps. 137,426	Ps. 121,206	Ps. 169,798
Maintenance	61,249	63,177	54,020
Safety, security and insurance	86,056	86,106	80,992
Utilities	115,876	99,225	112,793
Real property leases	22,432	12,414	1,183
Allowance for doubtful accounts	174,451	14,454	33,524
Hotel service cost	70,181	26,607	-
Other	5,961	24,379	54,904
	Ps. 673,632	Ps. 447,568	Ps. 507,214

21.	Subsequent event

IFRS adoption – The financial statements for the fiscal year ended December 31, 2010 were prepared in conformity with NIF. Beginning January 1, 2011, the Company suspended the application of NIF in the preparation of its financial statements, due to the early adoption of IFRS mentioned in Note 1. Following is a description of the changes in the significant accounting principles, and the quantification of the effects of the adoption in the primary items of the Balance Sheet and Statement of Income:

Investment in airport concessions:

a)
Effects of inflation – In accordance with IFRS, the effects of inflation are recognized when the inflation accumulated during the last three years approximates to or exceeds 100%. Given that the Mexican environment ceased to be hyperinflationary since 1999, the effects of inflation recorded up to 2007 were cancelled, except for the inflation included in certain items of property, machinery and equipment , for which the deemed cost exception (indexed cost) included in IFRS 1, “First-time Adoption of International Financial Reporting Standards,” was used.

b)
Amortization of the Concession Asset – In accordance with IFRS, the amortization of the concession asset is determined considering the term of the concession, which is 50 years. In accordance with MFRS, the amortization was determined based on the estimated useful life of the various components of the concession asset.

c)
Maintenance expenses – According to the policy adopted pursuant to IFRS, airport maintenance costs, which are approved in the Master Development Plan, are provisioned and recorded in results of operations.  In accordance with MFRS, such costs are capitalized as part of the asset as incurred.

Income taxes – Deferred taxes are recognized applying the rate that corresponds to temporary differences that result from comparing the accounting and tax values of assets and liabilities and, if applicable, the tax loss carryforwards and certain tax credits.

Employee benefits – In accordance with IFRS, the provision for employee severance indemnities is recorded only when there is a current obligation or `a formal plan has been communicated to employees.

The estimated quantification of the effects of the adoption in the primary items in the balance sheet and statement of income, are as follows:

Balance Sheet	NIF Amounts as of December 31, 2010	Effect	IFRS Amounts as of December 31, 2010
Investment in concessions	Ps.7,266,560	Ps.(1,994,857)	Ps.5,271,703
Lands, buildings, machinery and equipment – net	2,310,848	(224,229)	2,086,619
Provisions	-	429,062	429,062
Deferred taxes	859,589	(706,027)	153,562
Stockholders’ equity	7,845,409	(1,945,125)	5,900,284

Statement of Income	NIF Amounts as of December 31, 2010	Effect	IFRS Amounts as of December 31, 2010
Revenues	Ps.2,651,449	Ps. (76,997)	Ps.2,574,452
Income from operations	471,171	251,180	722,351
Net income	551,975	107,605	659,580

22.	Authorization for issuance of financial statements

On March 11, 2011, the issuance of the Company’s MFRS financial statements was authorized by Lic. Víctor Bravo Martín General, Chief Executive Officer of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.  Such consolidated financial statements are subject to approval at the ordinary stockholders’ meeting, where they may be modified based on provisions set forth by the Mexican General Corporate Law.

23.	Differences between MFRS and U.S. GAAP

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

As mentioned in Note 3, NIF B-10, became effective January 1, 2008.  NIF B-10 revised the accounting for inflation such that the inflation accounting methods summarized in Note 3(d) will no longer apply unless the economic environment in Mexico qualifies as “inflationary” for purposes of MFRS. Given the cumulative inflation in Mexico for the three years prior to December 31, 2007 and 2008, the Mexican economic environment did not qualify as inflationary, thereby eliminating inflationary accounting in the Company’s consolidated financial statements for periods beginning after January 1, 2008.

The principal differences, other than inflation accounting, between MFRS and U.S. GAAP and their effects on consolidated net income and consolidated stockholders’ equity are presented below with an explanation of such adjustments:

	2010	2009	2008
Reconciliation of net income (loss):
Consolidated net income according to MFRS	Ps.551,975	Ps. 469,524	Ps. 541,803
U.S. GAAP adjustments:
(i) Revenues from construction services	(507,026)	(640,992)	(492,813)
(i) Cost of construction	507,026	640,992	492,813
(ii) Amortization of assets under concession	86,089	85,734	85,734
(iii) Amortization of airport concession	17,772	17,772	17,772
(iv) Depreciation of fixed assets recorded at predecessor cost basis	-	-	(2,903)
(v) Deferred fees for technical assistance services	(11,000)	(10,811)	30,696
(vi) Accrued vacation	-	9,055	(2,817)
(vii) Provisions for seniority premiums and severance payments	7,194	4,116	(8,844)
(viii) Deferred statutory employee profit sharing	-	-	(104,230)
Total U.S. GAAP adjustments before the effect of income taxes	100,055	105,866	15,408
(ix) Income taxes	(85,377)	(273,010)	456,243
Consolidated net income according to U.S. GAAP	Ps.566,653	Ps. 302,380	Ps.1,013,454

	2010	2009
Reconciliation of stockholders’ equity:
Consolidated stockholders’ equity according to MFRS	Ps.7,845,409	Ps.7,674,963
U.S. GAAP adjustments:
(iii) Cost of assets under concession	(3,683,536)	(3,683,547)
(ii) Accumulated amortization of assets under concession	818,100	732,011
(iii) Amortized cost of airport concessions	(693,110)	(710,882)
(vii) Provision for seniority premiums and severance payments	(2,102)	5,015
Total U.S. GAAP adjustments before the effect of income taxes	(3,560,648)	(3,657,403)
(ix) Income taxes	983,543	1,058,479
Consolidated stockholders’ equity according to U.S. GAAP	Ps.5,268,304	Ps.5,076,039

A summary of the changes in consolidated stockholders’ equity after giving effect to the aforementioned U.S. GAAP adjustments is as follows:

	Common stock	Additional paid-in capital	Retained earnings	Reserve for repurchase of shares	Accumulated other comprehensive income	Noncontrolling interest	Total stockholders’ equity
Balances at January 1, 2009	Ps.1,756,617	Ps.13,726	Ps.2,965,519	Ps.333,186	Ps. 18,402	Ps. 1,159	Ps.5,088,609
Dividends paid	-	-	(400,000)	-	-	-	(400,000)
Reissuance (reserve for repurchase) of shares, net	47,888	-	-	18,650	-	-	66,538
Deferred fees for technical assistance services	-	10,811	-	-	-	-	10,811
Contribution by noncontrolling interest	-	-	-	-	-	9,141	9,141
Comprehensive income:
Net income	-	-	303,844	-	-	(1,464)	302,380
Labor obligations	-	-	-	-	(1,440)		(1,440)
Total comprehensive income	-	-	303,844	-	(1,440)	(1,464)	300,940

Balances at December 31, 2009	Ps.1,804,505	Ps. 24,537	Ps.2,869,363	Ps.351,836	Ps. 16,962	Ps. 8,836	Ps.5,076,039
Dividends paid	-	-	(400,000)	-	-	-	(400,000)
Reissuance (reserve for repurchase) of shares, net	12,799	-	(48,165)	53,838	-	-	18,472
Deferred fees for technical assistance services	-	11,000	-	-	-	-	11,000
Comprehensive income:
Net income			568,023			(1,370)	566,653
Labor obligations	-	-	-	-	(3,860)	-	(3,860)
Total comprehensive income	-	-	568,023	-	(3,860)	(1,370)	562,793
Balances at December 31, 2010	Ps.1,817,304	Ps. 35,537	Ps.2,989,221	Ps.405,674	Ps. 13,102	Ps. 7,466	Ps.5,268,304

Condensed consolidated balances sheets and statements of operations including the aforementioned U.S. GAAP adjustments, as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008.

	2010	2009
Assets
Current assets:
Cash and cash equivalents	Ps. 312,838	Ps. 267,734
Other current assets	610,083	643,068
Total current assets	922,921	910,802
Property, machinery and equipment – net	2,310,848	2,183,613
Investment in airport concessions – net	3,708,338	3,502,456
Long-term deferred income taxes	38,946	-
Other assets – net	34,696	43,786
Total	Ps.7,015,749	Ps.6,640,657

Liabilities and stockholders’ equity:
Current liabilities	Ps.740,792	Ps.1,037,603
Long-term deferred income taxes	-	68,147
Other long-term liabilities	1,006,653	458,868
Total liabilities	1,747,445	1,564,618
Common stock	1,817,304	1,804,505
Additional paid-in capital	35,537	24,537
Retained earnings	2,989,221	2,869,363
Reserve for repurchase of shares	405,674	351,836
Accumulated other comprehensive income	13,102	16,962
Noncontrolling interest	7,466	8,836
Total stockholders’ equity	5,268,304	5,076,039
Total liabilities and stockholders’ equity	Ps.7,015,749	Ps.6,640,657

	2010	2009	2008
Net revenues	Ps.2,144,423	Ps.1,896,277	Ps.1,988,476
Cost of operations:
Cost of services	673,632	459,486	460,539
General and administrative expenses	372,120	306,148	328,350
Concession taxes	103,067	94,756	101,642
Technical assistance fees	58,567	62,521	24,908
Depreciation and amortization	365,811	308,116	266,031
Statutory employee profit sharing	3,501	1,321	2,626
Total costs	1,576,698	1,232,348	1,184,096
Income from operations	567,725	663,929	804,380
Net comprehensive financing loss	(68,338)	(22,126)	(11,451)
Other income (expenses) – net	411	11,372	3,188
Income tax expense (benefit)	(66,855)	350,795	(217,337)
Consolidated net income	Ps. 566,653	Ps. 302,380	Ps.1,013,454
Weighted average number of common shares outstanding	398,967,756	394,934,855	396,284,313
Weighted average number of common shares and common share equivalents (unless antidilutive)	401,907,756	397,874,855	399,224,413
Basic earnings per share (in Mexican pesos)	1.4203	0.7656	2.5574
Diluted earnings per share (in Mexican pesos)	1.4099	0.7600	2.5386

(i) Revenues and costs of construction

As disclosed in Note 3a, the Company adopted INIF 17 in 2010, applying the recognition and presentation requirements retrospectively.  For purposes of U.S. GAAP, the impacts of adopting INIF 17 have been eliminated.

(ii) Amortization of assets under concession (treated as intangible “rights to use airport facilities” under Investment in Airport Concessions for MFRS)

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

Accordingly, the reconciliation to stockholders´ equity under U.S. GAAP includes an adjustment to reduce the basis of the concessioned assets under MFRS to the net historical cost basis as recorded in the accounting records of the Mexican government at the time of transfer.  A corresponding adjustment is recognized to the Company’s consolidated net income for the related effects on depreciation expense

(iii) Airport concessions

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

(iv) Depreciation of fixed assets recorded at predecessor cost basis

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

(v) Deferred fees for technical assistance services

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

In 2008, for MFRS purposes, at the date of exercise of the option by SETA, the Company recognized Ps. 94,439 of common stock and Ps. 29,785 of additional paid-in capital for the difference between the book value of the shares and the amount paid by SETA for such shares.  In addition to the stock option, SETA also holds forfeitable shares of the Company’s common stock in a trust.  Upon SETA’s initial acquisition of 15% of the Company’s common stock, pursuant to the terms of the participation agreement between SETA and the Company, SETA signed a trust agreement with Banco Nacional de Comercio Exterior, S.N.C, and assigned to the trust, all of the Series “BB” shares it acquired.  In the trust agreement, the Company was named as secondary beneficiary only in the instance in which SETA does not comply with the terms of the technical assistance agreement, in which case 5% of the Series “BB” shares would be forfeited and sold, with the proceeds of the sale to be provided to the Company as liquidated damages and penalties.

 Based on the fact that the five percent of SETA’s original investment held in the trust is forfeitable subject to compliance with the technical assistance agreement, the Company considers those shares to be compensatory and has recorded the fair value of these compensatory shares in a manner consistent with the stock option, applying variable accounting, resulting in a related (income) expense and corresponding (decrease) increase to additional paid-in capital of Ps.11,000, Ps.10,811 and Ps.(30,696) in 2010, 2009 and 2008, respectively.

(vi) Accrued vacation

MFRS currently requires that vacation benefits be accrued.  As a result this reconciling difference, which was presented in previous years, has been eliminated in 2009.  Under U.S. GAAP, ASC 710, Compensation – General (previously SFAS No. 43, “Accounting for Compensated Absences”), requires that such vacation benefits be accrued.

(vii) Provisions for seniority premiums and for severance payments

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

Beginning January 1 2009, NIF D-3 eliminates the recognition of the additional liability because its determination does not incorporate a salary increase, incorporates the career salary concept, and the amortization period of most unrecognized items (those not related to retirement benefits) is reduced to five years, with the option to fully amortize them against current earnings of 2009 under other income and expense. The Company chose to amortize such items over a period of five years. Additionally, the beginning balance of actuarial gains and losses was recorded against results of 2008 for purposes of MFRS, in other income and expense.

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

The Company uses a December 31 measurement date for its seniority premiums plan and severance obligations.

	Seniority Premium Benefits		Severance Benefits
	2010	2009	2010	2009
Projected benefit obligation – unfunded status	Ps. (5,341)	Ps.(4,381)	Ps. (26,289)	Ps. (22,191)

	Seniority Premium Benefits	Severance Benefits	Seniority Premium Benefits	Severance Benefits
	2010	2010	2009	2009
Amounts recognized in accumulated other comprehensive income
Prior service costs, net of deferred tax of Ps.4,522 and Ps. 4,550 for 2010 and 2009, respectively	Ps. (15,074)	Ps. -	Ps. (16,250)	Ps. -
Actuarial net gain, net of deferred tax of Ps.937 and Ps.2,045 for 2010 and 2009, respectively	Ps. (1,336)	Ps. (1,787)	Ps. (1,924)	Ps. (5,380)
	Ps. (16,410)	Ps. (1,787)	Ps. (18,174)	Ps. (5,380)

	Seniority Premium Benefits		Severance Benefits
	2010	2009	2010	2009
Change in benefit obligation:
Projected benefit obligation at beginning of year	Ps. (4,381)	Ps. (3,621)	Ps. (22,191)	Ps.(21,252)
Service cost	(551)	(517)	(2,018)	(2,052)
Interest cost	(354)	(294)	(1,728)	(1,657)
Actuarial loss	(459)	(81)	(3,174)	(76)
Benefits paid	404	132	2,822	2,846
Projected benefit obligation at end of year	Ps. (5,341)	Ps. (4,381)	Ps. (26,289)	Ps.(22,191)

	Seniority Premium Benefits		Severance Benefits
	2010	2009	2010	2009
Components of net periodic pension cost:
Service costs	Ps. 551	Ps. 517	Ps.2,018	Ps.2,052
Interest costs	354	294	1,728	1,657
Amortization of net actuarial (gain) or loss and prior service costs	(1,305)	(1,333)	(419)	(513)
Net periodic pension cost	Ps. (400)	Ps. (522)	Ps.3,327	Ps.3,196

	Seniority Premium Benefits		Severance Benefits
	2010	2009	2010	2009
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	8.50%	8.00%	8.50%	8.00%
Rate of compensation increase	5.50%	5.00%	5.50%	5.00%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:
Discount rate	7.97%	8.50%	7.97%	8.50%
Rate of compensation increase	5.50%	5.50%	5.50%	5.50%

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Seniority Premium Benefits	Severance Benefits
2010	Ps. 458	Ps. 3,723
2011	433	3,567
2012	458	3,457
2013	570	3,362
2014	639	3,276
Thereafter	3,969	15,131
	Ps. 6,527	Ps. 32,516

(viii) Deferred statutory employee profit sharing

As discussed in Note 3k, under MFRS, the Company calculates deferred employee profit sharing based on taxable income, according to Section I of Article 10 of the Income Tax Law.  The Company only recognizes a deferred statutory employee profit sharing asset or liability when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

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

In addition, current statutory employee profit sharing is included in other (expenses) income for MFRS purposes.  Under U.S. GAAP, such cost is classified as an operating expense.  Accordingly, this difference, which does not affect the determination of consolidated net income for U.S. GAAP purposes, would decrease operating income by Ps.3,501 Ps.1,321 and Ps.2,626 for the years ended December 31, 2010, 2009 and 2008, respectively.

(ix) Income taxes

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

A reconciliation of the net deferred income tax liability from MFRS to a deferred tax asset and deferred tax liability under U.S. GAAP and the composition of the deferred income taxes under U.S. GAAP at December 31, 2010 and 2009, respectively are as follows:

Reconciliation of deferred income taxes:	2010	2009
Deferred income tax liability under MFRS	Ps. (859,589)	Ps.(1,108,098)
Effect of cost of airport concession and rights to use airport facilities	979,583	587,535
Effect of fixed assets acquired	(9,894)	277,490
Tax loss carryforwards	-	471,514
IETU Tax credits	-	(274,722)
Other	10,192	4,531
Total U.S. GAAP adjustments to net deferred income tax liability	979,881	1,066,348
Net deferred income tax asset (liability) under U.S. GAAP	Ps. 120,292	Ps. (41,750)

Composition of net deferred income tax assets (liabilities):

	2010	2009
Assets:
Provisions	Ps. 83,888	Ps. 41,853
Advances from customers	-	317
Total current assets	83,888	42,170
Liabilities:
Other liabilities	(2,542)	(15,773)
Net current deferred tax asset (liability)	Ps. 81,346	Ps. 26,397

Non-current assets (liabilities):
Assets:
IETU tax credits	Ps. 495,903	Ps. 9,286
ISR tax loss carryforwards	795,755	847,343
Recoverable tax on assets	254,209	243,488
Valuation allowance for tax loss carryforwards, IETU tax credits and recoverable tax on assets	(1,009,303)	(608,667)
Total non-current assets	536,564	491,450

Liabilities:
Airport concessions and assets under concession	(199,238)	(192,900)
Property, real estate, machinery, equipment and improvements to concessioned properties	(298,380)	(366,697)
Total non-current liabilities	(497,618)	(559,597)
Net non-current deferred income tax asset (liability)	Ps. 120,292	Ps. (41,750)

It is the Company’s policy to classify interest and penalties related to income tax related matters within income tax expense and other expenses, respectively.   The Company’s operations are all located in Mexico.  The Mexican Tax Law allows the tax authorities five tax years that remain subject to examination.

(x) Other U.S. GAAP disclosures

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

Diluted earnings per share for the years ended December 31, 2010 and 2009 includes 2,940,000 equivalent shares from the forfeitable shares, which are considered to be contingently issuable under U.S. GAAP, and thereby are included in the calculation of diluted EPS until such time as the contingency is resolved, at which time they will become a part of basic EPS.

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

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, prepared in accordance with U.S. GAAP, are as follows:

	2010	2009	2008
Numerator
Net income under U.S. GAAP	Ps. 566,653	Ps. 302,380	Ps. 1,013,454
Denominator (share amounts)
Weighted average number of common shares outstanding	398,967,756	394,934,855	396,284,313
Dilutive effects of forfeitable shares	2,940,000	2,940,000	2,940,000
Total potential dilutive shares	401,907,756	397,874,855	399,224,313
Basic earnings per share	Ps. 1.4203	Ps. 0.7656	Ps. 2.5574
Diluted earnings per share	Ps. 1.4099	Ps. 0.7600	Ps. 2.5386

(b) Statement of cash flows – Under MFRS, through  December 2007, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position”, which identifies the generation and application of resources as the differences between beginning and ending financial statement balances in constant Mexican pesos.

Beginning on January 1, 2008, the Company must apply the requirements of NIF B-2 “Statement of Cash Flows”.   NIF B-2 requires that the statement shows a company’s cash inflows and outflows during the period and establishes general rules for the presentation, structure and preparation of a cash flow statement and replaces the statement of changes in financial position on a prospective basis.

For U.S. GAAP purposes, the Company presents its supplemental cash flow information in accordance with ASC 230 – Statement of Cash Flows (previously SFAS No. 95), presenting cash movements, excluding of the effects of inflation in each individual line item in the balance sheet reported under U.S. GAAP. Such information for the years ended December 31, 2010, 2009, and 2008 is presented below:

	2010	2009	2008
Cash flows from operating activities:
Consolidated net income	Ps. 566,653	Ps. 302,380	Ps.1,013,454
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	365,811	308,116	266,031
Deferred fees for technical assistance services	11,000	10,811	(29,596)
Bad debt expense	174,451	14,455	33,523
Provisions for seniority premium and severance benefits	(2,146)	4,439	(9,552)
Unrealized exchange loss	-	(5,119)	67,835
Deferred income tax	(163,642)	236,530	(403,227)
Changes in operating assets and liabilities:
Accounts receivable	14,343	(49,126)	(161,488)
Recoverable taxes	(78,212)	(30,742)	(222,913)
Other current assets	1,357	9,874	2,387
Accounts payable and other accruals	(232,784)	(239,906)	89,113
Accounts payable to related parties	(115,914)	(125,437)	158,101
Advances from customers	(871)	(2,873)	1,666
Statutory employee profit sharing	1,138	(442)	(6,509)
Guarantee deposits	(401)	(1,203)	984
Net cash provided by operating activities	540,783	431,757	799,809
Cash flows from investing activities:
Acquisitions of property, machinery, equipment and improvements to concessioned properties	(550,499)	(615,369)	(1,933,874)
Other investing activities	6,087	(3,858)	(14,519)
Net cash used in investing activities	(544,412)	(619,227)	(1,948,393)
Cash flows from financing activities:
Proceeds from short term debt	(195,217)	72,194	130,863
Proceeds from long term debt	624,406	470,589	-
Dividends paid	(398,927)	(411,537)	(428,218)
Reissuance (repurchase) of shares	18,471	66,538	(53,345)
Net cash provided by (used in) financing activities	48,733	197,784	(350,700)
Net increase (decrease) in cash and cash equivalents	45,104	10,314	(1,499,284)
Cash and cash equivalents at beginning of the year	267,734	257,420	1,756,704
Cash and cash equivalents at end of the year	Ps. 312,838	Ps. 267,734	Ps. 257,420
Cash paid for:

Income taxes	Ps.141,117	Ps. 318,346	Ps. 289,188

Supplemental schedule of noncash investing activities:
Acquisitions of property, machinery, equipment and improvements to concessioned properties on account	Ps.144,990	Ps. 251,349	Ps.452,690

(c) Valuation and qualifying accounts (MFRS) –

Description	Balance at beginning of the year	Additions charged to costs and expenses	Inflation effects	Deductions	Balance at the end of the year
Allowance for doubtful accounts
2010	Ps.52,160	Ps.174,451	Ps. -	Ps. (10,066)	Ps.216,545
2009	38,433	14,455	-	(728)	52,160
2008	9,294	33,523	-	(4,384)	38,433
Valuation allowance
2010	608,667	400,636			1,009,303
2009	493,498	115,169			608,667

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

(e) Subsequent events
The Company’s consolidated financial statements have been authorized by Lic. Víctor Bravo Martín General, Chief Executive Officer, on June 1, 2011 in accordance with the responsibility assigned to him. The Company has evaluated events subsequent to December 31, 2010 to assess the need for potential recognition or disclosure in the accompanying consolidated financial statements. Such events were evaluated through June 1, 2011, the date the Company’s consolidated financial statements were available to be issued.

(f) New accounting standards
As disclosed in Note 21, the Company adopted IFRS beginning in 2011.  The SEC allows foreign private issuers to provide financial information in accordance with IFRS as issued by the IASB and as a result, the Company will no longer prepare financial information in accordance with MFRS or US GAAP.

*******