Form 20-F
period 2011-12-31
Central North Airport Group
filed 2012-04-30
CIK 1378239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

Commission File Number: 1-33168

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

Central North Airport Group	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México
(Address of principal executive offices)

José Luis Guerrero
Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México
+ 52 81 8625 4327
jlguerrero@oma.aero
(Name, Telephone, E-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered
American Depositary Shares (ADSs) each representing 8 Series B shares	The NASDAQ Stock Market LLC
Series B shares	The NASDAQ Stock Market LLC*

*	Not for trading, but only in connection with the registration of ADSs, pursuant to the requirements of the Securities and Exchange Commission.

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

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP                      ☐                      IFRS           ☑                      Other ☐

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

SELECTED FINANCIAL DATA

Our consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  Our date of transition to IFRS was January 1, 2010.  These consolidated annual financial statements are our first financial statements prepared in accordance with IFRS.  IFRS 1—”First-time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements.  A description of the effects of our transition from Mexican Financial Reporting Standards (our previous generally accepted accounting principles, or MFRS) to IFRS on our financial information is presented in Note 24 to our audited consolidated financial statements.  We publish our consolidated financial statements in Mexican pesos.

References in this annual report on Form 20-F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States.  References in this annual report on Form 20-F to “pesos” or “Ps.” are to the lawful currency of México.  This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.95 to U.S.$ 1.00, the noon buying rate for Mexican pesos on December 30, 2011, as published by the U.S. Federal Reserve.  On April 18, 2012, the U.S. Federal Reserve noon buying rate for Mexican pesos was Ps. 13.13 to U.S.$ 1.00.

This annual report on Form 20-F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume.  A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

In reviewing this annual report, you should be aware that in several sections of this annual report we take into account only revenues that resulted in actual cash inflows (which we categorize as aeronautical and non-aeronautical revenues) for ratios or comparative calculations.  Both of these categories of revenues are dependent, either directly or indirectly, on passenger traffic, while revenues from construction services under IFRIC 12, “Service Concession Arrangements,” are not dependent upon passenger traffic, but from the level of capital expenditures carried out at each airport.  Information reported using only revenues that generated cash inflows may be more useful for readers of this annual report because those revenues are the key drivers of our business, passenger traffic and our maximum tariffs.  The use of aeronautical and non-aeronautical revenues is more common in our industry, as they represent the revenues generated from our core operations, which are services provided to passengers, airlines and other third parties based on passenger traffic at our airports.  Additionally, management regularly reviews our aeronautical and non-aeronautical revenues as they provide representative information regarding our passenger traffic and actual cash flows, which allows us to compare such revenues over comparative periods as well as make projections about our expected future cash flows.  We indicate each instance in which we use only aeronautical and non-aeronautical revenues by indicating the category of revenues used.  The following table presents a reconciliation of our aeronautical and non-aeronautical revenues to our total revenues per our IFRS consolidated statements of comprehensive income.

2011	(amounts in millions of pesos)
	Total Revenues	Monterrey	Acapulco	Mazatlán	Culiacán	Chihuahua	Zihuatanejo	Other Airports	Eliminations(1)	Hotel Services
Aeronautical services	1,870.20	843.80	103.70	122.70	168.40	122.50	77.60	431.40	—	—
Non-aeronautical services	588.70	250.70	22.00	36.40	23.60	24.90	17.50	73.60	(2.00)	142.00
Total aeronautical and non-aeronautical services	2,458.90	1,094.50	125.70	159.10	192.00	147.40	95.10	505.00	(2.00)	142.00
Percentage of total revenues	88.14%	85.57%	96.25%	92.99%	94.03%	88.53%	55.88%	95.64%		100.00%

Construction services	330.90	184.60	4.90	12.00	12.20	19.10	75.10	23.00	—	—
Total revenues	2,789.80	1,279.10	130.60	171.10	204.20	166.50	170.20	528.00	(2.00)	142.00

2010	(amounts in millions of pesos)
	Total Revenues	Monterrey	Acapulco	Mazatlán	Culiacán	Chihuahua	Zihuatanejo	Other Airports	Eliminations(1)	Hotel
Aeronautical services	1,652.60	731.40	115.40	117.60	147.40	116.00	78.60	346.20	—	—
Non-aeronautical services	491.80	209.60	22.10	34.90	20.30	23.30	16.50	73.00	(8.00)	100.00
Total aeronautical and non-aeronautical services	2,144.40	941.00	137.50	152.50	167.70	139.30	95.10	419.20	(8.00)	100.00
Percentage of total revenues	83.30%	83.05%	75.59%	77.06%	86.40%	81.37%	72.93%	88.48%		100.00%

Construction services	430.00	192.00	44.40	45.40	26.40	31.90	35.30	54.60	—	—
Total revenues	2,574.40	1,133.00	181.90	197.90	194.10	171.20	130.40	473.80	(8.00)	100.00

(1)     Intra-airport transactions that are eliminated in consolidation

The following tables present our selected consolidated financial information for or as of each of the periods or dates indicated, and have been derived in part from our audited consolidated financial statements.  This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes to our consolidated financial statements.  The selected financial information for 2010 differs from the information we previously published for 2010, because it is presented in accordance with IFRS.

	Year Ended December 31,
	2010	2011
	(thousands of pesos)		(thousands of dollars)(1)
Statement of Income data:

Revenues:
Aeronautical services(2)	1,652,626	1,870,177	134,063
Non-aeronautical services(3)	491,797	588,671	42,199
Construction services	430,029	330,863	23,718
Total revenues	2,574,452	2,789,711	199,980
Operating costs:
Costs of services	749,154	768,284	55,074
Construction costs	430,029	330,863	23,718
General and administrative expenses	380,474	432,340	30,992
Concession tax(4)	103,067	115,979	8,314
Technical assistance fee(5)	47,567	55,150	3,953
Depreciation and amortization:
Depreciation(6)	24,770	28,905	2,072
Amortization(7)	124,462	136,183	9,762
Total depreciation and amortization	149,232	165,088	11,834
Other (expenses) income, net	(5,589)	2,739	197
Total operating costs	1,853,934	1,870,443	134,082
Income from operations	720,518	919,268	65,898
Interest income	15,791	16,079	1,153
Interest cost	(87,088)	(98,431)	(7,056)
Exchange (loss) gain, net	1,562	(38,766)	(2,779)
Income before income taxes	650,783	798,150	57,216
Income tax expense	(8,796)	182,070	13,052
Consolidated comprehensive income	659,579	616,080	44,164
Basic earnings per share(8)	1.6532	1.5439	0.1106
Basic earnings per ADS(8)	13.2256	12.3512	0.8854

Other operating data:
Total terminal passengers (thousands of passengers)(9)	11,588	11,773
Total air traffic movements (thousands of movements)	345	336
Aeronautical + non-aeronautical revenues per terminal passenger(10)	185	209

	Year Ended December 31,
	2010	2011
	(thousands of pesos)		(thousands of dollars)(1)
Statement of Financial Position data:

Cash and cash equivalents	312,838	523,634	37,536
Total current assets	897,009	1,163,381	83,396
Land, buildings, machinery and equipment – net	2,093,160	2,118,450	151,860
Investments in airport concessions	5,561,881	5,769,688	413,598
Total assets	8,703,959	9,295,154	666,319
Current liabilities	1,108,101	824,945	59,136
Total liabilities	2,827,949	3,210,653	230,154
Total stockholders’ equity	5,876,010	6,084,501	436,165
Other data:

Net cash flows from operating activities	482,501	607,373	43,539
Net cash flows used in investing activities	(399,091)	(312,704)	(22,416)
Net cash flows used in financing activities	(38,306)	(83,873)	(6,013)
Increase in cash and cash equivalents	45,104	210,796	15,110

(1)
Translated into dollars at the rate of Ps. 13.95 per U.S.$ 1.00, the U.S. Federal Reserve noon buying rate for Mexican pesos at December 30, 2011.  Per share dollar amounts are expressed in dollars (not thousands of dollars).  Operating data is expressed in units indicated.

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

(3)
Revenues from non-aeronautical services represent sources of revenues not subject to regulation under our maximum rates and consist of revenues from hotel services, car parking charges, advertising, leasing of commercial space to tenants, taxis and other ground transportation providers, revenues from OMA Carga and other miscellaneous sources of revenues.  Pursuant to our concessions and to the Mexican Airport Law (Ley de Aeropuertos) and the regulations thereunder, parking services are currently excluded from aeronautical services under our maximum rates, although the Ministry of Communications and Transportation could decide to regulate such rates, and such rates may be regulated by other authorities.

(4)
Each of our subsidiary concession holders is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law for the use of public domain assets pursuant to the terms of its concession.  The concession tax is currently equal to 5% of each concession holder’s gross annual revenues.

(5)
On January 1, 2001, we began paying Servicios de Tecnología Aeroportuaria, S.A. de C.V. (SETA), a technical assistance fee under the Technical Assistance Agreement entered into in connection with SETA’s purchase of its Series BB shares.  This fee is described in “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with SETA.”

(6)	Reflects depreciation of fixed assets.
(7)	Reflects amortization of airport concessions and rights to use airport facilities.
(8)	For IFRS purposes, 398,967,758 weighted average common shares in 2010 and 399,039,231 weighted average common shares in 2011. Earnings per ADS are based on the ratio of eight Series B shares per ADS.

(9)
Arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).  Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).

(10)	Aeronautical plus non-aeronautical revenues divided by terminal passengers for the period. Expressed in pesos (not thousands of pesos).

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate expressed in pesos per U.S. dollar.  The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period.  The data provided in this table is based on noon buying rates published by the U.S. Federal Reserve for cable transfers in Mexican pesos.  All amounts are stated in pesos and have not been restated in constant currency units.  We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2007	11.27	10.67	10.92	10.93
2008	13.94	9.92	13.83	11.14
2009	15.41	12.63	13.06	13.50
2010	13.19	12.16	12.38	12.62
2011	14.25	11.51	13.95	12.43
2012:
January	13.75	12.93	13.04	13.38
February	12.95	12.63	12.79	12.78
March	12.99	12.63	12.81	12.75
April (through April 18)	13.23	12.73	13.13	13.01

(1)	Average of month-end rates or daily rates, as applicable.
Source:  U.S. Federal Reserve noon buying rate.

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

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores), and, as a result, will likely affect the market price of the ADSs.  Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in pesos.

On December 30, 2011, the U.S. Federal Reserve noon buying rate was Ps. 13.95 per U.S.$ 1.00.  On April 18, 2012, the U.S. Federal Reserve noon buying rate was Ps. 13.13 per U.S.$ 1.00.

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

Our aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries.  In 2010 and 2011 approximately 64.2% and 67.0%, respectively, of our total revenues, and approximately 77.1% and 76.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues were earned from regulated services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  We generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

Our maximum rates and annual efficiency adjustments will be renegotiated in 2015.

In 2015, the Ministry of Communications and Transportation will set our maximum rates and annual efficiency adjustments for 2016 through 2020.  For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4.  Information on the Company—Regulatory Framework—Revenue Regulation.”  We are unable to predict what our maximum rates or annual efficiency adjustments will be for the period from 2016 to 2020, and we cannot assure you that any changes to our maximum rates or annual efficiency adjustments for this period will not have a material adverse impact on our business, results of operations, prospects and financial condition.

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

Moreover, when determining our maximum rates for the next five-year period (from 2016 to 2020), the Ministry of Communications and Transportations may be solicited by different entities (such as, for example, the Mexican Federal Competition Commission (Comisión Federal de Competencia or the “Competition Commission”) and the carriers operating at our airports) to modify our maximum rates, thus reducing our profitability.  Therefore, there can be no assurance that the laws and regulations governing our business, including the rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our business, results of operations, prospects and financial condition.

On December 14, 2011, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law.  The bill proposes that the Ministry of Communications and Transportation gain additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the proper operation of civil aviation in Mexico and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports.  See “Item 5.  Operating and Financial Review and Prospects—Recent Developments—Possible Amendments to the Mexican Airport Law.”  The bill has been approved by the Senate and is currently being considered in the House of Deputies.  Should the current Mexican Airport law be amended with respect to matters that are related to our operations, such amendment could have a material adverse effect on our business, results of operations, prospects and financial condition.

Our business is dependent upon international regulations that affect Mexican airlines.

On July 30, 2010, the Federal Aviation Administration (FAA) downgraded México’s aviation safety rating from Category 1 to Category 2, as a result of the FAA’s visit to the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil) between January and July 2010.  The reason for the downgrade was not having enough flight inspectors and administrative and organizational elements in the Mexican Bureau of Civil Aviation.

The FAA also evaluates the legal framework for civil aviation and issues related to the monitoring, staff training and inspection processes related to regulations issued by the International Civil Aviation Organization, an agency of the United Nations Organization.

The consequences of the downgrade from Category 1 to Category 2 were:  the suspension of the right to operate code-shared flights, the restriction of Mexican airlines’ ability to increase the frequency of, or add new routes to, the United States, and that the international routes of Mexicana de Aviación may not be flown by any Mexican carrier throughout the duration of the Category 2 rating.

México regained its Category 1 safety rating on December 1, 2010; however, we cannot be sure that México will not be downgraded in the future and we cannot be certain of how long this Category 1 rating will be maintained.

The regulations pursuant to which the maximum rates applicable to our aeronautical revenues are established do not guarantee that our consolidated results of operations, or the results of operations of any airport, will be profitable, or that we will realize our expected return on investment.

The regulations applicable to our aeronautical activities establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation.  In December 2010, the Ministry of Communications and Transportation determined, based on the terms of our concessions, the maximum rates for our airports from January 1, 2011, through December 31, 2015.  Under the terms of our concessions, there is no guarantee that the results of operations of any airport will be profitable.  We may not realize our expected return on investment from capital investments under the master development plans.

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

Historically, we have set the prices we charge for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year.  For example, in 2011, our revenues subject to maximum rate regulation represented approximately 96.0% of the amounts we were entitled to earn under the maximum rates for all of our airports.  There can be no assurance that we will be able to establish prices in the future that allow us to collect substantially all of the revenues we are entitled to earn from services subject to price regulation.

The specific prices we charge for aeronautical services are determined based on various factors, including projections of passenger traffic volumes, the Mexican producer price index (excluding fuel), the Mexican consumer price index and the value of the peso relative to the U.S. dollar.  These variables are outside of our control.  Our projections could differ from the applicable actual data, and, if these differences occur at the end of any year, they could cause us to exceed the maximum rate at any one or more of our airports during that year.

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

Depreciation of the peso may cause us to exceed our maximum rates.

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)).  However, we generally collect passenger charges from airlines 30 to 60 days following the date of each flight.  Such tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the termination of one or more of our concessions.  The peso has recently experienced significant volatility, depreciating 29.4%, from Ps. 10.98 per U.S.$ 1.00 on September 30, 2008, to Ps. 14.21 per U.S.$ 1.00 on March 31, 2009.  Between March 31, 2009, and December 31, 2009, the peso fluctuated between Ps. 13.00 and Ps. 14.00 per U.S.$ 1.00 and then began to appreciate.  From December 31, 2009, to December 30, 2010, the peso appreciated by approximately 5.5%, from Ps. 13.06 per U.S.$ 1.00 on December 31, 2009, to Ps. 12.35 per U.S. 1.00 on December 30, 2010.  From December 30, 2010, to December 30, 2011, the peso depreciated by approximately 13.1%, from Ps. 12.35 per U.S.$ 1.00 on December 30, 2010, to Ps. 13.95 per U.S.$ 1.00 on December 30, 2011.  On April 18, 2012, the exchange rate was Ps. 13.13 per U.S.$ 1.00.

The Mexican government may terminate or reacquire our concessions under various circumstances, some of which are beyond our control.

Our concessions are our principal assets, and we would be unable to continue operations without them.  A concession may be revoked by the Mexican government for certain prescribed reasons, including failure to comply with our master development programs, a temporary or permanent halt in our operations, actions affecting the operations of other concession holders in México, failure to pay damages resulting from our operations, exceeding our maximum rates or failure to comply with any other material term of our concessions.  Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in revocation of a concession only if sanctions have been imposed for violations of the relevant term at least three times.  Violations of other terms of a concession can result in the immediate termination of the concession.  Our concessions may also be terminated upon our bankruptcy or insolvency.  Violations of the Mexican Airport Law or its regulations could result in similar sanctions.  In the event that any one of our concessions is terminated, our other concessions may also be terminated.  For a discussion of events that may lead to a termination of a concession, see “Item 4.  Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  Historically, Aeropuerto del Norte has been used solely for general aviation operations.  The state of Nuevo León has requested in the past that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations.  To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  However, there can be no assurance that the Ministry of Communications and Transportation will not authorize such an amendment and that commercial aviation flights will not operate from Aeropuerto del Norte in the future.

Any competition from other such airports could have a material adverse effect on our business, results of operations, prospects and financial condition.  Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process.  In the event that a competing concession is offered in a public bidding process, we cannot assure you that we would participate in such a process, or that we would be successful if we were to participate.  Please see “Item 4.  Information on the Company—Regulatory Framework—Grants of New Concessions” below.

Risks Related to Our Operations

The global economic and financial crisis adversely affected our business.

The global economic and financial crisis in 2009 led to high volatility and lack of liquidity in the global credit and other financial markets.  Such downturns in the U.S. and global economies led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, decreased market valuations, increased market volatility, high financial risk premiums and a widespread reduction of business activity generally.  These conditions also limited the availability of credit and increased financial costs for companies around the world, including in México and the United States.

Although during most of 2010 and the first half of 2011, global economic conditions improved, growth decreased in the second half of 2011 due to persistent weaknesses such as the jobs crisis in the United States, the sovereign-debt crises in the eurozone (which worsened in the second half of 2011), fiscal problems and the declining prospects for economic growth, especially in the developed economies.  These weaknesses could lead to another major worldwide economic downturn.  In the event of a recession, developing countries, which had rebounded from the economic and financial crisis in 2009, would be impacted through trade and financial channels.

Further downturns in the global economy would adversely affect our business, results of operations, prospects and financial condition.  (See also “Risks Related to México – Our business is significantly dependent upon the volume of air passenger traffic in México, and negative economic developments in México will adversely affect our business and results of operations” and “Risks Related to México – Our business could be adversely affected by a downturn in the U.S. economy”).

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

International events could adversely affect our business.

Terrorist attacks have had a severe impact on the international air travel industry, have adversely affected our business and may continue to do so in the future.

As with all airport operators, we are subject to the threat of terrorist attacks.  The terrorist attacks on the United States on September 11, 2001, had a severe adverse impact on the air travel industry, particularly on U.S. carriers and on carriers operating international service to and from the United States.  Airline traffic in the United States fell precipitously after the attacks.  Our terminal passenger volumes declined 5.8% in 2002 as compared to 2001.  In the event of a terrorist attack involving one of our airports directly, airport operations would be disrupted or suspended during the time necessary to conduct rescue operations, investigate the incident and repair or rebuild damaged or destroyed facilities, and our future insurance premiums would likely increase.  In addition, our insurance policies do not cover all losses and liabilities resulting from terrorism.  Any future terrorist attacks, whether or not involving aircraft, will likely adversely affect our business, results of operations, prospects and financial condition.

Because a substantial majority of our international flights involve travel to and from the United States, we may be required to comply with security directives of the FAA in addition to the directives of Mexican aviation authorities.  Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at our airports due to increased passenger screening and slower security checkpoints and increase our operating costs, which would have an adverse effect on our business, results of operations, prospects and financial condition.

International events could have a negative impact on international air travel.

Historically, a substantial majority of our revenues have been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2010 and 2011, passenger charges represented 50.0% and 54.4%, respectively, of our total revenues and 60.1% and 61.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues.  Events such as the war in Iraq and public health crisis such as the Severe Acute Respiratory Syndrome, or SARS, crisis and the Influenza A(H1N1) crisis have negatively affected the frequency and pattern of air travel worldwide.

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

The travel warning issued by the U.S. Department of State (Bureau of Consular Affairs) on February 8, 2012 (the “Travel Warning”) urges U.S. citizens to defer non-essential travel to the states of Nuevo León (except the metropolitan area of Monterrey), Tamaulipas, Sonora, Chihuahua, Coahuila, Sinaloa, Durango, Zacatecas, San Luis Potosí, Aguascalientes, Guerrero, Michoacán, Nayarit and Jalisco and to be aware of safety and security when visiting these cities and other regions, such as the metropolitan area of Monterrey, Baja California, Morelos, Veracruz and Colima.  The Travel Warning highlights the special concern regarding the situation in Ciudad Juárez and surrounding areas and notes that in Monterrey, the level of violence and insecurity has increased.

Higher incidences of crime throughout México, including extortion and drug trafficking in particular, could have an adverse affect on our business, results of operations, prospects and financial condition, as it may decrease the international passenger traffic directed to México from abroad.

Increases in international fuel prices could adversely affect our business and results from operations.

International fuel prices, which represent a significant cost for airlines using our airports, have increased in recent years.  Such increases in airlines costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and in some cases even contributed to filings for bankruptcy by some airlines (such as Alma and Aladia).  For other airlines, such as Avolar and Aerocalifornia, such increased costs may have contributed to the denial of extensions of their concessions by the Mexican regulatory authorities for failure to satisfy security, service, coverage and quality requirements.  Fuel prices in 2011 were higher than prices in 2010 due primarily to political turmoil in the Middle East.  The social and political crises affecting the Middle East caused a surge in oil prices that forced sharp increases in the price of fuel in 2011.  Global weaknesses, such as the sovereign-debt issues in the eurozone, the deceleration of the U.S. economy due to the end of the government-led stimulus after the economic and financial crisis in 2009 and the slow-down in developing countries, principally China and India due to their dependence on capital inflows from, or exports to, developed countries, also affect fuel prices, increasing costs for airlines.

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

Our ability to increase revenues and profitability will depend in part on our business strategy, which consists of increasing passenger and cargo traffic at our airports and increasing revenues from commercial activities.

Our ability to increase commercial revenues is, among other factors, significantly dependent upon increasing passenger traffic at our airports and the profitability from other non-aeronautical commercial businesses, such as our Terminal 2 NH Hotel and commercial project at México City International Airport.  We cannot assure you that we will be successful in implementing our strategy of increasing our passenger traffic or revenues from commercial activities.  The passenger traffic volume in our airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve.  Accordingly, there can be no assurance that the passenger traffic volume in our airports will increase.

We may not fully recover our investment for the acquisition of the Terminal 2 NH Hotel.

In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of México City International Airport, under a 20-year contract with México City International Airport.  NH Hoteles, S.A. de C.V., a Spanish company, owns the other 10%.  The Terminal 2 NH Hotel opened in August 2009.  The net amount of our investment in the Terminal 2 NH Hotel as of December 31, 2011, was Ps. 321.9 million.

Part of the value of our investment in Terminal 2 of México City International Airport reflects the airport’s status as the only one in the proximity of México City.  If a new airport were to be built near México City, México City International Airport could be closed and we would therefore have no assurance of our ability to continue operating the hotel and the commercial areas or of our ability to recover our investment.  In addition, under certain circumstances, the operating lease agreement with México City International Airport can be terminated by México City International Airport with partial or no compensation to us.  Should a new México City airport be constructed or should México City International Airport terminate our operating lease agreement, there could be no assurances as to our ability to fully recover our investment in the Terminal 2 NH Hotel.

As a new business endeavor, the Terminal 2 NH Hotel faces the challenge of maintaining enough market participation as it continues with its operations.  We cannot assure you that the occupancy rate of the hotel will be sufficient to recover our investment.  As of December 31, 2011, total revenues amounted to Ps. 142.1 million for the year, annual average occupancy increased to 82.8% from 63.6% in 2010 and the annual average rate per room was Ps. 1,320.99. We cannot assure you that the occupancy rate of the hotel will continue to increase.

Competition from other tourist destinations could adversely affect our business.

The principal factor affecting our results of operations and business is the number of passengers using our airports.  The number of passengers using our airports (particularly the Acapulco, Mazatlán and Zihuatanejo airports) may vary as a result of factors beyond our control, including the level of tourism in México.  In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in México, such as Cancún, Puerto Vallarta and Los Cabos, or elsewhere, such as Florida, Puerto Rico, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America.  The attractiveness of the destinations we serve is also likely to be affected by perceptions of travelers as to the safety and political and social stability of México.  Furthermore, the current global economic crisis has affected our international passenger traffic, with particular reference to our tourist destinations airports.  There can be no assurance that tourism levels, and therefore the number of passengers using our airports, in the future will match or exceed current levels, which could have a direct and indirect impact on our aeronautical and non-aeronautical revenues.

Our business is highly dependent upon revenues from five of our airports and could be adversely impacted by any condition affecting those airports.

In 2011, approximately 69.8% of the sum of our aeronautical and non-aeronautical revenues, were generated from five of our 13 airports.  In particular, the Monterrey airport generates the most significant portion of our revenues.  The following table lists the percentage of total revenues generated at our airports including the percentage of total revenues generated by our hotel services:

Airport	For Year Ended December 31, 2011
Monterrey International Airport	44.4%
Culiacán International Airport	7.8%
Mazatlán International Airport	6.5%
Chihuahua International Airport	6.0%
Acapulco International Airport	5.1%
Eight other airports and Terminal 2 NH Hotel	30.2%
Total	100.0%

As a result of the substantial contribution to our revenues from these five airports, any event or condition affecting these principal airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

If any conflicts with our employees were to arise, including with our unionized employees (which accounted for 57% of our total employees as of December 31, 2011), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

Our operations may be affected by union activities.

Our unionized employees (which accounted for 57% of our total employees as of December 31, 2011) are represented by a national union of airport workers that operates throughout México.  To the extent that any unionized airport workers throughout the country successfully negotiate different employment terms than those we offer at our airports, our operations could be adversely affected by union activities, including organized strikes or other work stoppages.  In addition, we could be required to increase our labor expenses to match the terms agreed by the union with other Mexican airport operators.

Our operations depend on certain key airline customers, and the loss of or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.

Of the total aeronautical revenues generated at our airports in 2011, Aeroméxico and its affiliates represented 31.8%, VivaAerobus represented 15.3% and Interjet represented 15.1%.  In recent years, discount carriers, charter carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2011, passengers traveling on discount, charter and low-cost carriers, such as VivaAerobus, Interjet and Volaris accounted for approximately 45.9% of our commercial aviation passenger traffic.

On November 29, 2011, AMR Corporation, the parent company of American Airlines and American Eagle, announced that AMR Corporation and certain of its U.S.-based subsidiaries filed voluntary petitions for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of New York.  The same day, the U.S. Bankruptcy Court for the Southern District of New York granted approval of a series of motions to help facilitate American Airlines and American Eagle’s continued normal business operations throughout the reorganization process.

AMR Corporation generated 3.9% of our revenues from January 1, 2011, to December 31, 2011, of which American Airlines accounted for 3.6% and American Eagle accounted for 0.3%.  As a percentage of our total passenger traffic, AMR Corporation generated 3.0%, of which American Airlines accounted for 2.1% and American Eagle accounted for 0.9% during the same period.

Grupo Mexicana, which comprises Mexicana de Aviación, ClickMexicana and MexicanaLink, operated at 12 of our 13 airports.  In July 2010, prior to the bankruptcy filing of Mexicana de Aviación, the three airlines operated 24 routes at our airports, of which 18 were also operated by other airlines.

On August 3, 2010, Mexicana de Aviación announced that it filed for bankruptcy protection (concurso mercantil) before the 11th Federal judge in México City and that it also sought bankruptcy protection in the United States.  On August 27, 2010, Grupo Mexicana announced the indefinite suspension of operations of Mexicana de Aviación, ClickMexicana and MexicanaLink.

On September 7, 2010, ClickMexicana and MexicanaLink (subsidiaries of Grupo Mexicana) filed for bankruptcy protection before the 11th Federal Court in México.  ClickMexicana and MexicanaLink’s insolvency petitions were accepted in conciliary phase on November 16, 2010.

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

In November 2010, we filed a motion (incidente de separación de bienes) against Grupo Mexicana, ClickMexicana and MexicanaLink to recover the passenger charges that Grupo Mexicana collected for us.

Currently the motion has been resolved only for ClickMexicana.  On January 4, 2012, a federal court of appeals (tribunal colegiado de circuito) determined that the dispute over the passenger charges was separable from the bankruptcy process.  On February 27, 2012, the court of first instance ordered the separation of Ps. 58.1 million from the bankruptcy trial of ClickMexicana in our favor, and on April 18, 2012, the court ordered ClickMexicana to pay us or to declare it legally impossible to execute the payment within five days from the date of the court’s decision.  As of the date of this report, ClickMexicana has not paid us or declared payment legally impossible.

As of April 18, 2012, the total amount owed to us by Grupo Mexicana amounted to Ps. 145.9 million.  There can be no assurance that these amounts will be recovered from Grupo Mexicana.

None of our contracts with our airline customers obligate them to continue providing service from our airports, and we can offer no assurance that, if any of our key customers reduced their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers.  Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenues from our key customers.

Due to increased competition, higher fuel prices and the general decrease in demand because of global volatility in the financial and exchange markets and economic crises, many airlines are operating in adverse conditions.  Further increases in fuel prices or other adverse economic developments could cause one or more of our principal carriers to become insolvent, cancel routes, suspend operations or file for bankruptcy.  All such events could have a material adverse effect on our results from operations.

Revenues from passenger and other charges are not secured, and we may not be able to collect amounts invoiced in the event of the insolvency of one of our principal airline customers.

In recent years, many airlines have reported substantial losses.  In all cases, our revenues from passenger charges and other aeronautical services are secured by a performance bond or other types of guarantees; however, guarantees may not fully cover the amount owed by an airline at a certain date.  In the event of the insolvency of any of these airlines, we would not be certain of the collection of any amounts invoiced to that airline in respect of passenger charges.

The main domestic airlines operating at our airports have in the past refused to pay certain increases in our specific prices for regulated aeronautical services and could refuse to pay additional increases in the future.

From January 2002 to November 2002, several domestic airlines operating at our 13 airports—Aeroméxico, Mexicana de Aviación, Aeromar and Aeroméxico Connect—refused to pay certain increases in our airport service charges.  As part of this dispute, these airlines brought proceedings challenging the privatization of the Mexican airport sector and the methodology for calculating the maximum rate system applicable under the privatization of all of the airport groups in México.

Subsequently, we entered into an agreement with the National Air Transportation Board (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation pursuant to which we settled the existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Under the agreement, the National Air Transportation Board agreed to cause our principal airline customers to enter into (i) contracts governing charges for certain aeronautical services and (ii) lease contracts for property used by the airlines.  Although our agreement with the National Air Transportation Board expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until December 31, 2008, at which time we entered into a new agreement with the National Air Transportation Board that offered incentives, including discounts, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports.  Subsequently, we entered into a new agreement covering the period from August 1, 2009, to December 31, 2011.  As of April 18, 2012, we continued to charge our principal airline customers in accordance with the terms of this agreement.  At this time, we are in the process of negotiating a new agreement with the National Air Transportation Board.

Although passenger traffic volume (and therefore overall revenues) may increase, any agreed incentives and/or discounts could reduce our aeronautical revenues per terminal passenger in the future.  In addition, should any of our principal airline customers refuse to continue to make payment to us, or should they refuse to pay increases in our charges for aeronautical services in future years, our results of operations could be adversely impacted by decreased cash flows from operations.

Our operations could be adversely affected due to changes in the collection of passenger charges.

Passenger charges are collected by the airlines and then paid to us on the basis of contracts entered into with each airline operating at our airports.  We cannot guarantee that all airlines will continue collecting the passenger charges for us.  Should one or more airlines stop collecting passenger charges for us, we would have to collect these charges directly ourselves, which would result in higher costs for us.

The operations of our airports may be affected by the actions of third parties, which are beyond our control.

As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities, airlines and ground transportation providers.  We also depend upon the Mexican government or government entities for provision of services, such as electricity, supply of fuel to aircraft, air traffic control by immigration and customs services for our international passengers.  The disruption or stoppage of taxi or bus services at one or more of our airports could also adversely affect our operations.  We are not responsible for and cannot control the services provided by these parties.  Any disruption in, or adverse consequence resulting from, their services, including a work stoppage or other similar event, may have a material adverse effect on the operation of our airports and on our results of operations.

In addition, we depend on third-party providers of certain complementary services such as catering and baggage handling.  For example, Grupo Aeroméxico and Grupo Mexicana together controlled Servicios de Apoyo en Tierra, or SEAT, pursuant to a trust.  SEAT was at one time the largest provider of baggage and handling services at our airports.  In December 2010, the Mexican Bureau of Civil Aviation determined that SEAT did not fulfill the provisions of Article 54 of the Mexican Airport Law and ordered each of Grupo Aeroméxico and Grupo Mexicana to create a business association to provide themselves with complementary services and another separate business association to render services to third parties.  SEAT ceased operations on May 11, 2011.  Grupo Aeroméxico created the company Estrategias Especializadas de Negocios, S.A. de C.V., to provide itself with complementary services and also created the company Administradora Especializada en Negocios, S.A. de C.V., to render services to third parties.  Both companies have been authorized by the Mexican Bureau of Civil Aviation and are in operation as of May 12, 2011.  In the event that Grupo Mexicana resumes operations, the same requirements of the Mexican Bureau of Civil Aviation must be fulfilled if Grupo Mexicana decides to create companies to provide baggage and handling services.  If any service providers, including Administradora Especializada en Negocios, S.A. de C.V., were to halt operations at any of our airports, we could be required to seek a new provider of these services or to provide these services ourselves, either of which is likely to result in increased costs and have an adverse impact on our results of operations.

Actions by parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport could cause our concession to operate the airport to be terminated.

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages in the amount of U.S.$ 120.0 million.  On May 18, 2005, a Mexican court ordered us to return the disputed land to the plaintiffs.  However that decision and three subsequent constitutional claims (juicios de amparo) permitted the ruling to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation because the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juárez airport.  On August 28, 2009, the Federal Government filed its answer to the claim, in which it requested that the trial be moved to Federal Jurisdiction.  In May 2010, the Court of Appeals granted the Federal Government’s request.  The plaintiffs filed a constitutional claim against this ruling before the District Court in Chihuahua.  On November 29, 2010, the District Court in Chihuahua confirmed the Court of Appeals ruling.  Against this ruling, the plaintiffs filed an appeal (recurso de revisión) before the Federal Circuit Court, and on July 7, 2011, the Federal Circuit Court ruled that the plaintiffs’ constitutional claim should be heard by a District Court in Ciudad Juárez.  In October 2011, the District Court in Ciudad Juárez denied the plaintiffs’ constitutional claim, against which, in November 2011, the plaintiffs filed a new appeal (recurso de revisión) before the Federal Circuit Court.  This petition is currently pending.

In the event that any subsequent action results in a decision substantially similar to the May 18, 2005, court order or that is otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, our concession to operate Ciudad Juárez airport would terminate and negatively affect our results of operations.  In 2011, the Ciudad Juárez airport represented 4.6% of our total revenues (4.9% of the sum of our aeronautical and non-aeronautical revenues).

We may be liable for property taxes as a result of claims asserted against us by certain municipalities.

Various municipalities have asserted administrative law proceedings against us, for the payment of property taxes with respect to the real estate on which we operate our airports in those cities. We have appealed all the administrative law proceedings against us and, while some have been dismissed by the relevant administrative authority, many are still pending.

Other Mexican airport operators contesting the assessment of similar property tax claims have been required to post surety bonds in connection with their challenge of those assessments.  If we are required to post similar surety bonds in the future, the terms of the surety bonds may restrict our ability to pay dividends or otherwise limit our flexibility.

On June 16, 2010, the Congress of Jalisco filed before the Federal Congress a legislative initiative to amend the Mexican Airport Law to require airports to pay property taxes and obtain various municipal licenses.  The initiative was sent to the Transport and Communications Commission of the Federal Congress to be reviewed and, if the Commission determines that the initiative includes all the elements necessary to amend the law, then the initiative is expected to be submitted to the Federal Congress for its approval.  There can be no assurance that the Transport and Communications Commission, the Federal Congress or the Congress of the States will not file other initiatives that seek to amend the Mexican Airport Law.  An amendment to the Mexican Airport law with respect to matters that are related to our operations could have a material negative impact on our business, results of operations, prospects and financial condition.

Future changes in applicable laws with respect to property taxes could have an adverse effect on us.

Changes to the Mexican Constitution and other laws on property taxes that could affect our business, results of operations, prospects and financial condition may be enacted in the future.  We cannot predict the amount of any future property tax liabilities or the criteria that would be used to determine them.  If such changes were to take effect, and any amounts owed were substantial, these tax liabilities could have a material adverse effect on our business, results of operations, prospects and financial condition.

Natural disasters could adversely affect our business.

From time to time, the Northern and Central regions of México experience torrential rains, hurricanes (particularly during the months of July through September) and, depending on the region, earthquakes and volcanic activity.  In addition, the Mazatlán, Culiacán and Acapulco airports are susceptible to occasional flooding due to torrential rainfall.  Natural disasters may impede operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports.  Any of these events could reduce our passenger and cargo traffic volume.  The occurrence of natural disasters in the destinations that we serve could adversely affect our business, results of operations, prospects and financial condition.

In July 2010, operations in the Tampico, Reynosa and Monterrey airports were adversely impacted by Hurricane Alex, which caused significant complications in and around Monterrey and the border region.  In Nuevo León, Hurricane Alex was considered to be one of the most destructive hurricanes recorded in the history of the state, causing severe damages to bridges, highways, roads and the interruption of water, electricity and natural gas supplies.  In accordance with our regulations, our airports remained open.  However, some airlines suspended several flights.  From June 30 to July 5, 2010, a total of 117 flights were cancelled at the Monterrey airport, and 10 flights were cancelled at the Reynosa airport.

We have insurance for the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but we do not have insurance covering losses due to resulting business interruption.  Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on any of our insurance policies.

Our operations are at greater risk of disruption due to the dependence of several of our airports on a single commercial runway.

As is the case with many other domestic and international airports around the world, several of our airports, including the Culiacán, Mazatlán and Zihuatanejo airports, have only one commercial aviation runway.  We cannot assure you that the operation of our runways will not be disrupted due to required maintenance or repairs.  In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control.  The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

Labor laws and recent reforms to the Social Security Act published in the Official Gazette of the Federation (Diario Oficial de la Federación) on July 9, 2009, requires subcontractors to register their employees at the Mexican Social Security Institute (Instituto Mexicano del Seguro Social) and makes anyone hiring the services of subcontractors that have failed to do so, jointly liable for the payment of social security obligations, as well as any applicable penalties.  Therefore, if subcontractors providing services at our airports do not have their employees registered at the Instituto Mexicano del Seguro Social, we could be held jointly liable for the payment of social security obligations that such contractors may have, as well as any applicable penalties.

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

We subcontract certain services (including security and surveillance services, ramp-handling and baggage-handling services and checked-baggage services) necessary to conduct our operations.  The airport is obligated to provide some specific services, like ramp-handling services.  In the event that our subcontractors fail to perform their obligations under our agreements, we could incur extra costs in providing replacements and could be exposed to liability for operations that we may have to provide directly, which could adversely affect our business, results of operations, prospects and financial condition.

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

Our future profitability and growth will depend upon our ability to expand our airports in the future.  Potential limitations on our possibility of expansion, such as those described above, could restrict any such expansion and thus have a material adverse effect on the future profitability and growth of our business.

We are exposed to risks inherent to the operation of airports.

We are obligated to protect the public at our airports and to reduce the risk of accidents at our airports.  As with any company dealing with members of the public, we must implement certain measures for the protection of the public, such as fire safety in public spaces, design and maintenance of car parking facilities and access routes to meet road safety rules.  We are also obligated to take certain measures related to aviation activities, such as maintenance, management and supervision of aviation facilities, rescue and fire-fighting services for aircraft, measurement of runway friction coefficients, flood control at the Acapulco airport and measures to control the threat from birds and other wildlife on airport sites.  These obligations may require us to incur additional costs and could increase our exposure to liability to third parties for personal injury or property damage resulting from our operations.

On April 13, 2010, an accident involving an Airbus A-300 cargo plane belonging to Aerotransportes de Carga Unión occurred at the Monterrey airport due to weather conditions.  On November 24, 2010, an accident involving a Mexican Air Force plane occurred at the Monterrey airport due to internal mechanical failures that resulted in several injuries.  Claims relating to these accidents have not been asserted against us.  These incidents lead to increased security measures relating to hazardous materials and the development of an assistance plan for victims.

Interruptions in the proper functioning of information systems could disrupt operations and cause unanticipated increases in costs and/or decreases in revenues.

The proper functioning of our information systems is important to the successful operation of our business.  If critical information systems fail or are otherwise unavailable, our ability to provide airport services at our airports, collect accounts receivable, pay expenses, and maintain our security and customer data, could be adversely affected.  Currently, our information systems are protected with backup systems, including physical and software safeguards located outside of our offices for protection purposes, and a cold site on certain systems to recover information technology operations.  These safety components reduce the risk of disruptions, failures or security breaches of our information technology infrastructure and are reviewed periodically by external advisors.  Nonetheless, any such disruption, failure or security breach of our information technology infrastructure, including our back-up systems, could have a negative impact on our operations.

Our insurance policies may not provide sufficient coverage against all liabilities.

While we seek to insure all reasonable risks, we can offer no assurance that our insurance policies would cover all of our liabilities in the event of an accident, terrorist attack or other incident.  The markets for airport insurance and construction insurance are limited, and a change in coverage policy by the insurance companies involved could reduce our ability to obtain and maintain adequate or cost-effective coverage.  A certain number of our assets cannot, by their nature, be covered by property insurance (notably aircraft movement areas, and certain civil engineering works and infrastructure).  In addition, we do not currently carry business-interruption insurance.

México’s environmental legislation could limit the growth of some of our airports.

There are areas protected by Mexican environmental laws within the grounds of the Acapulco and Zihuatanejo airports, and there are restrictions on any construction or development of any infrastructure within these areas.  According to the Ministry of Environment and Natural Resources norm NOM-059-2001, mangroves are protected species, and it is a criminal offense to remove such species.

For new buildings, extensions and/or modifications at airports that include a total or partial removal of forest vegetation for non-forest activities, it is necessary to obtain approval for a change in the use of the forest area, as provided by the Sustainable Forestry Development Act.

The National Water Commission (Comisión Nacional del Agua) has the authority to restrict water use in some of our airports due to water shortage in the north of México.  Airports such as Monterrey and Ciudad Juárez are affected by these regulations that could limit future growth of infrastructure and operations at those airports.

Several of our airports, such as Ciudad Juárez, Tampico and Torreón, are located in densely populated urban areas, which are subject to more restrictive environmental regulations (such as limitations on noise pollution and air emissions) that may limit our ability to expand.  This could adversely affect our results of operations.

Furthermore, compliance with future environmental regulations may require us to incur additional costs in order to bring our airports into compliance, and if we fail to comply with current or future environmental regulations, we may be subject to fines and other sanctions.

We are liable under Mexican Law for inspection of passengers and their carry-on luggage.

Under Mexican Airport Law we are currently responsible for inspecting passengers and their carry-on luggage before they board any aircraft.  Under Mexican law, we may be liable to third parties for personal injury or property damage resulting from the performance of such inspection.  In addition, we may be required to adopt additional security measures in the future or undertake capital expenditures if security measures for carry-on luggage are required to be enhanced, which could increase our liability or adversely affect our operating results.

We may be subject to potential liability for screening checked baggage.

The International Civil Aviation Organization established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports to facilitate compliance with the new baggage-screening guidelines.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., operates the checked-baggage screening system as of March 1, 2012.  The airlines that do not utilize our services continue to screen baggage by hand in order to comply with the baggage-screening guidelines.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus become subject to potential liability, if Mexican law changes in the future.

We are exposed to risks related to handling cargo.

Increased cargo traffic at our airports presents a challenge to the safe operation of flights.  We are subject to the International Air Transport Association’s four core elements presented at the World Customs Organization Forum in Kuala Lumpur in March 2012:  (i) advanced electronic information and intelligence to risk-assess cargo, (ii) physical screening and the use of technology equipment to secure cargo, (iii) secure supply chain with operators preserving the integrity of the cargo until departure and (iv) mutual recognition of controls and operators as well as cooperation between authorities.

The air cargo system is a complex, multi-faceted network that handles a vast amount of freight, packages and mail carried aboard passenger and all-cargo aircraft.  The air cargo system is vulnerable to several security threats, including:  potential plots to place explosives aboard aircraft; illegal shipments of hazardous materials; criminal activities, such as smuggling and theft; and potential hijackings and sabotage by persons with access to aircraft.  Several procedural and technology initiatives to enhance air cargo security and deter terrorist and criminal threats have been put in place or are under consideration.

Any of the events described above could reduce our cargo traffic volume.  The occurrence of such events could adversely affect our business, results of operations, prospects and financial condition.

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

Risks Related to Our Stockholders

Aeroinvest, S.A. de C.V. (Aeroinvest), and Servicios de Tecnología Aeroportuaria, S.A. de C.V. (SETA), control our management, and their interests may differ from those of other stockholders.

Aeroinvest is the beneficial owner of 54.4% of our total capital stock.  Aeroinvest directly owns Series B shares representing 41.9% of our total capital stock and Series A shares of SETA representing 74.5% of its capital stock.  SETA in turn owns Series BB shares and Series B shares that collectively represent 16.7% of our capital stock.  Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to the Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, our chief operating officer and our commercial director, and to elect three members of our Board of Directors.  SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our stockholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders.  In the event of the termination of the technical assistance agreement entered into with SETA providing for management and consulting services (the “Technical Assistance Agreement”), the Series BB shares would be converted into Series B shares, resulting in the termination of all of SETA’s special rights.  If at any time before June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but its other special rights would be unaffected).  If at any time after June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, whether before or after June 14, 2015, all of its special rights will remain in place.  Pursuant to our bylaws, the Technical Assistance Agreement, a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including SETA) (the “Participation Agreement”) and a trust with Bancomext into which SETA has placed its shares (the “Bancomext Trust”), SETA was required to retain at least 51% of its Series BB shares until June 14, 2007, after which it became entitled to transfer up to one eighth of such 51% during each year thereafter.  To date, SETA has not executed its right to transfer its Series BB shares.  The rights and obligations of SETA in our management are explained in “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders.”

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

SETA’s continuing veto rights as holder of at least 7.65% of our capital stock in the form of Series BB shares and its right to nominate and appoint certain directors and officers as holder of Series BB shares until June 14, 2015, will continue for so long as it owns at least one Series BB share and the Technical Assistance Agreement remains in effect, could adversely impact our operations and constitute an obstacle for us to bring in a new strategic stockholder and/or operator.  Through the right to nominate, appoint and remove certain members of our senior management, SETA directs the actions of our management in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses.

In addition to these special rights of SETA, Aeroinvest is entitled under Mexican law to elect one director to our board for each 10% of our capital stock that it owns.  Thus, Aeroinvest’s ownership of at least 41.9% of our capital stock entitles it to elect four members of our Board of Directors.  SETA and Aeroinvest are each subsidiaries of Empresas ICA, S.A.B. de C.V. (Empresas ICA).

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

SETA and Aeroinvest currently exercise a substantial influence over our management, as described above.  Our bylaws and certain of the agreements executed in connection with the privatization process provided that SETA was required to retain at least 51% of its Series BB shares until June 14, 2007, after which it became entitled to transfer up to one eighth of such 51% during each year thereafter.  SETA, as holder of the Series BB shares, is entitled to present to the Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently includes our chief financial officer, our chief operating officer and our commercial director, and to elect three of our board members.  Elimination of these rights from our bylaws would require the consent of SETA for so long as it owns Series BB shares representing at least 7.65% of our capital stock.  Should SETA fall below this threshold, our management could change significantly, and our operations could be adversely affected as a result.  In the event of termination of the Technical Assistance Agreement, SETA would cease to have the special rights of the Series BB shares, which may adversely affect and disrupt our operations.

On December 20, 2011, Aeroinvest entered into a credit agreement with Bank of America, N.A., for U.S.$ 45.0 million that requires us to comply with certain covenants that include, but are not limited to, compliance with certain ratios, restrictions on our ability to create liens, incur indebtedness, sell, lease, transfer or dispose of assets, engage in merger transactions or otherwise change our business, make investments or capital expenditures outside of our master development plans or issue additional shares.

Risks Related to México

Our business is significantly dependent upon the volume of air passenger traffic in México, and negative economic developments in México will adversely affect our business and results of operations.

In 2010 and 2011, domestic terminal passengers have represented approximately 83.4% and 84.8%, respectively, of the passenger traffic volume in our airports.  In addition, all of our assets are located, and all of our operations are conducted, in México.  Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in México.  As a result, our business, financial condition and results of operations could be adversely affected by the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in México or by political, social and economic developments in México.

In the past, México has experienced economic crises, caused by internal and external factors, characterized by exchange-rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

México experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy.  In 2001, México’s GDP decreased by 0.2%, and inflation reached 4.4%.  In 2002, GDP increased by 0.8%, and inflation reached 5.7%.  In 2003, GDP increased by 1.4%, and inflation was 4.0%.  In 2004, GDP increased by 4.2%, and inflation increased to 5.2%.  In 2005, GDP increased by approximately 2.8%, and inflation decreased to 3.3%.  In 2006, GDP increased by approximately 4.8%, and inflation reached 4.1%.  In 2007, GDP increased by approximately 1.8%, and inflation declined to 3.8%.  In 2008, GDP increased by approximately 1.5%, and inflation increased to 6.5%.  In 2009, GDP decreased by 6.1%, and inflation was 3.6%.  In 2010, GDP increased by 5.5%, and inflation was 4.4%.  In 2011, GDP increased by 3.9%, and inflation was 3.8%.

During 2011, real and nominal interest rates in México decreased by 3.6% compared to 2010.  The annualized interest rates on 28-day Cetes (Certificados de la Tesorería de la Federación) averaged approximately 7.2%, 7.7%, 5.4%, 4.4% and 4.2% for 2007, 2008, 2009, 2010 and 2011, respectively.  To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

In México, the economic and financial crisis adversely affected domestic traffic in 2009, which decreased substantially as compared to 2008, which itself had been adversely affected by the exit from the market of Aviacsa during that year and significant reductions in capacity by several other carriers.  Furthermore, due to the suspension of operations by Aerocalifornia in July 2008 and the exit from the market of Aladia, Alma, and Avolar in the fourth quarter of 2008, our airports lost terminal passenger traffic, with the main decreases being at the Ciudad Juárez (30.1%), Acapulco (22.9%), Monterrey (21.0%), San Luis Potosí (20.9%) and Tampico (19.2%) airports (in each case, 2009 as compared to 2008).  Generally all of our airports were affected during 2009 by the reductions in volume of passengers, the A(H1N1) virus and the exit from the market of five airlines in less than a year. Even though GDP increased by 5.5% in 2010, Mexicana de Aviación, ClickMexicana and MexicanaLink (Grupo Mexicana) ceased operations during the third quarter of 2010.  In July 2010, prior to their suspension, the three airlines operated 24 routes at our airports, six of which were not operated by other airlines (Culiacán-Mexicali, Monterrey-Chicago, Monterrey-New York, Monterrey-Puebla, Zacatecas-Chicago and Zacatecas-Oakland).  These suspensions adversely impacted the recovery of air traffic volumes in all of our airports.

For the beginning of 2011, Grupo Aeroméxico, Interjet, VivaAerobus and Volaris gradually increased the number of operations to recover the domestic market left by Grupo Mexicana and started flying with higher-capacity equipment.  As for the international market left by Grupo Mexicana, only the Monterrey-New York and Zacatecas-Oakland routes were not taken by any other airline.  In the last quarter of 2011, VivaAerobus started flying new international routes, which are from Monterrey to Chicago, San Antonio, Miami and Orlando, on October 14, November 8, November 11 and November 19, respectively.  Copa Airlines also started operations at the Monterrey airport with a new international route to the destination of Panama City, which started flying on December 7, 2011, with four flights per week.

Moreover, if inflation or interest rates increase significantly or if the Mexican economy is otherwise further adversely impacted, our business, financial condition, prospects and results of operations could be materially and adversely affected because, among other things, demand for transportation services may decrease.  We cannot assure our investors that similar events may not occur, or that any recurrence of these or similar events will not adversely affect our business, results of operations, prospects and financial condition.

Political conditions in México could materially and adversely affect Mexican economic policy and, in turn, our operations.

National presidential and legislative elections are set to take place on July 1, 2012, and could result in political and economic instability.  Multiparty rule is still relatively new in México, and new legislative initiatives could result in economic or political conditions that could materially and adversely affect our business.

Depreciation of the peso relative to the U.S. dollar could adversely affect our results of operations and our financial condition.

Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume.  Between January 4, 2010, and December 30, 2011, the peso fluctuated from Ps. 12.91 per U.S.$ 1.00 to Ps. 13.95 per U.S.$ 1.00, reaching Ps. 14.25 per U.S.$ 1.00 on November 25, 2011.  From September 30, 2010, to March 31, 2011, the peso appreciated by approximately 5.4%, from Ps. 12.60 per U.S.$ 1.00 to Ps. 11.92 per U.S.$ 1.00.  Between March 31, 2011, and September 30, 2011, the peso fluctuated between Ps. 11.92 and Ps. 13.77 per U.S.$ 1.00.  It began to appreciate, reaching Ps. 13.13 per U.S.$ 1.00 on April 18, 2012.

A depreciation of the peso affects our business in the following ways:  (i) international passengers and international flights pay tariffs denominated in U.S. dollars, while these tariffs are generally collected in Mexican pesos up to 60 days following the date of each flight, thus the depreciation of the Mexican peso had a positive impact on our results from operations which are denominated in Mexican pesos; and (ii) as of December 31, 2011, we had U.S.$ 17.8 million of liabilities denominated in U.S. dollars, causing foreign-exchange losses.  Any depreciation in the peso may cause additional foreign-exchange losses.

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

The Mexican government has in recent years implemented changes to the tax laws applicable to Mexican companies, including us.  The terms of our concessions do not exempt us from any changes to the Mexican tax laws.  Should the Mexican government implement changes to the tax laws that result in our having significantly higher tax income or Business Flat Tax (Impuesto Empresarial a Tasa Única), we will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations.  For example the issuance of the new Business Flat Tax, which was published on October 1, 2007, adversely impacted our results of operations in 2007, 2008, 2009, 2010 and 2011.  See “Item 5.  Operating and Financial Review and Prospects—Taxation.”  In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our business, results of operations, prospects and financial condition.

Developments in other countries may affect us.

The market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries.  Although economic conditions in these countries may differ significantly from economic conditions in México, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers.  In past years, prices of both Mexican debt and equity securities have been adversely affected by the sharp drop in Asian securities markets and the economic crises in Argentina, Brazil, Greece, Italy, Portugal, Russia, Spain, Venezuela and the United Arab Emirates.

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

Although during most of 2010 and during the first half of 2011 there were signs of recovery in the global economy, this recovery may be fragile and may only reflect temporary benefits from government stimulus programs that may not be sustained. The subsequent slowdown in the United States and Europe, as well as concerns over the sovereign-debt obligations of several European countries (including Greece, Ireland, Portugal, Spain, and to a lesser extent, Belgium and Italy) and the consequent impact on the solvency of European banks has increased the possibility of another worldwide recession.

In the fourth quarter of 2011, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product, or GDP, increased at an annualized rate of 3.0%.  Likewise, according to the Mexican National Statistical, Geographic and Information Institute, the Mexican GDP increased at an annualized rate of 3.7% during the fourth quarter of 2011.  The air travel industry, and as a result, our results of operations, are substantially influenced by economic conditions in México and the United States.  In 2011, approximately 81.9% of the international passengers in our airports arrived or departed on flights originating in or departing to the United States and approximately 13.1% of our aeronautical revenues in 2011 were derived from passengers charges imposed on departures from, or arriving in, the United States.  Similarly, in 2011, approximately 84.8% of our passengers traveled on domestic flights, and 63.9% of our aeronautical revenues in 2011 were derived from domestic passenger charges.

Our international traffic in 2011 decreased by 7.4% compared to 2010, principally as a result of the suspension of operations of Grupo Mexicana in the third quarter of 2010 and international flights like Monterrey-New York and Zacatecas-Chicago not recovered by other airlines.  Furthermore, the Acapulco, Zacatecas, Zihuatanejo, Culiacán, Mazatlán and Chihuahua airports experienced decreased international passenger traffic in comparison to 2010.  The principal international airlines that contributed to these decreases were Frontier, US Airways, WestJet, Alaska Airlines and Continental (now United).  The key international destinations that led to the decreased passenger traffic are Oakland, New York, Chicago, Miami, Denver, Minneapolis, Phoenix, Las Vegas, Detroit and other Canadian destinations (charter flights).

In addition, we cannot predict what effect any future terrorist attacks or threatened attacks on the United States or any retaliatory measures taken by the United States in response to these events may have on the U.S. economy.  The current economic downturn in the United States has negatively affected our results of operations and another economic recession in the United States would likely have a further material adverse effect on our business, results of operations, prospects and financial condition.

Minority shareholders may be less able to enforce their rights against us, our directors or our controlling shareholders in México.

Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States.  For example, because provisions concerning fiduciary duties of directors have only recently been incorporated into the Mexican Securities Law, it may be difficult for minority shareholders to bring an action against directors for breach of this duty and achieve the same results as in most jurisdictions in the United States.  Procedures for class-action lawsuits were incorporated into Mexican law and became effective in March 2012. However, these rules and procedures are different and more limited than those in place in the United States.  Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors or our controlling shareholders.

Mexican law and our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders.

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in the Company and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances.  Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in the Company.  If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

We are subject to different corporate disclosure standards than U.S. companies.

A principal objective of the securities laws of the United States is to promote full and fair disclosure of all material corporate information.  However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about U.S. issuers of listed securities.

Risks Related to Our ADSs

You may not be entitled to participate in future preemptive rights offerings.

Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in the Company.  Rights to purchase shares in these circumstances are known as preemptive rights.  We may not legally be permitted to allow holders of ADSs in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares, or the offering qualifies for an exemption from the registration requirements of the Securities Act of 1933, as amended.

At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or shares in the United States to participate in a preemptive rights offering.  In addition, under current Mexican law, sales by the depository of preemptive rights and distribution of the proceeds from such sales to you, the ADS holders, is not possible.  As a result, your equity interest in the Company may be diluted proportionately.

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.

Under Mexican law, a shareholder is required to deposit its shares with the Secretary of the Company, the S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., a Mexican or foreign credit institution or a brokerage house in order to attend a shareholders’ meeting.  A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings.  A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with the procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements.  We may from time to time make forward-looking statements in our annual and periodic reports to the SEC on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others.  Examples of such forward-looking statements include:

●	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

●	statements of our plans, objectives or goals,

●	changes in our regulatory environment,

●	statements about our future economic performance or that of México, and

●	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from the projections, plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors, some of which are discussed above under “Risk Factors,” include material changes in the performance or terms of our concessions, developments in legal proceedings, economic and political conditions and government policies in México or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition.  We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., which we refer to by the acronym “GACN”, is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of México.  We were incorporated in 1998 as part of the Mexican government’s program for the opening of México’s airports to private investment.  The duration of our corporate existence is indefinite.  We are a holding company and conduct substantially all of our operations through our subsidiaries.  The terms “GACN”, “the Company”, “we”, “us” and “our” in this annual report refer to Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., together with its subsidiaries, and to properties and assets that we own or operate, unless otherwise specified.  Our registered office is located at Torre Latitud, L501, Piso 5, Av. Lázaro Cárdenas 2225, Col. Valle Oriente, San Pedro Garza García, Nuevo León, México, telephone +52.81.8625.4300.  Our U.S. agent is Puglisi & Associates.  Our U.S. agent’s address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Investment by SETA and Its Affiliates

In 2000, as part of the first stage of our privatization, the Mexican government sold Series BB shares currently representing 14.7% of our capital stock to SETA (formerly Operadora Mexicana de Aeropuertos, S.A. de C.V.), in a public bidding process.  Pursuant to this transaction, SETA paid the Mexican government a total of Ps. 864,055,578 (nominal pesos, excluding interest) (U.S.$ 76.0 million based on the exchange rate in effect on the date of SETA’s bid) in exchange for:

●	all of our Series BB shares, which currently represent 14.7% of our outstanding capital stock;

●
an option to acquire from the Mexican government shares currently representing 35.3% of our capital stock (which subsequently was assigned to and exercised by Aeroinvest, a principal shareholder of SETA);

●	an option to subscribe for up to 3% of newly issued Series B shares (1% of which expired unexercised on June 14, 2005, and 2% of which was subscribed for in September 2006); and

●
the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including SETA), a 15-year Technical Assistance Agreement setting forth SETA’s right and obligation to provide technical assistance to us in exchange for an annual fee and a shareholders’ agreement under terms established during the public bidding process.  These agreements are described in greater detail under “Item 7.  Principal Stockholders and Selling Stockholder” and “Related Party Transactions.”

SETA’s current stockholders are:

●
Aeroinvest, which owns 74.5% of SETA.  Aeroinvest is a wholly owned subsidiary of Empresas ICA.  Aeroinvest also directly owns 41.9% of our Series B shares as a result of its exercise of an option to acquire these shares from the Mexican government and its subsequent purchase of additional Series B shares representing 6.6% of our capital stock.  Aeroinvest purchased these shares from the Mexican government in December 2005 pursuant to this option, acquiring 141,120,000 Series B shares  at an aggregate purchase price of U.S.$ 203.3 million.  Empresas ICA, the parent of Aeroinvest, is the largest engineering, construction and procurement company in México.  Empresas ICA’s principal lines of business are construction and engineering, housing and infrastructure operations, including the operation of airports (through SETA), toll roads and municipal services.  Empresas ICA is listed on the Mexican Stock Exchange and the New York Stock Exchange.  Through Aeroinvest, Empresas ICA controls a majority of our capital stock.

●
Aéroports de Paris Management, S.A., which owns 25.5% of SETA.  Aéroports de Paris Management is a wholly owned subsidiary of Aéroports de Paris, S.A., a French company recognized as a leading European airport group.  Aéroports de Paris, S.A. was previously the direct owner of the 25.5% participation in SETA until August 2006 when it transferred its participation in SETA to Aéroports de Paris Management.  For more than 40 years, Aéroports de Paris has operated the Charles de Gaulle and Orly airports in France, managing 88.1 million passengers in 2011.  Aéroports de Paris is listed on the Eurolist Market of Euronext Paris S.A.

On December 20, 2011, Aeroinvest entered into a credit agreement with Bank of America, N.A., for U.S.$ 45.0 million that requires us to comply with certain covenants that include, but are not limited to, compliance with certain ratios, restrictions on our ability to create liens, incur indebtedness, sell, lease, transfer or dispose of assets, engage in merger transactions or otherwise change our business, make investments or capital expenditures outside of our master development plans or issue additional shares.

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2011 amounted to approximately Ps. 55.2 million.  This agreement is more fully described in “Item 7.  Related Party Transactions.”

Initial Public Offering

On November 29, 2006, a Mexican trust established by Nacional Financiera, S.N.C., or NAFIN (a Mexican national credit institution and development bank owned and controlled by the Mexican Government), acting pursuant to the instructions of the Ministry of Communications and Transportation, sold 48.02% of our outstanding capital stock through a global public offering of shares in the form of ADSs and Series B shares, concurrently in the United States and México.  The net proceeds from the sale of the shares totaled approximately U.S.$ 432.2 million and were paid to the Mexican government.

Master Development Programs

Every five years, we are required to submit to the Ministry of Communications and Transportation for approval a master development program for each of our concessions describing, among other matters, our traffic forecasts for the following 15 years, expansion, modernization and maintenance plans and a detailed investment plan for the following five years.  Each master development program is required to be updated and resubmitted for approval to the Ministry of Communications and Transportation every five years.  Upon such approval, the master development program is binding for the following five years and deemed to constitute part of the relevant concession.  Any major construction, renovation or expansion of an airport generally may only be made pursuant to a concession holder’s master development program and upon approval by the Ministry of Communications and Transportation.  In December 2010, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2011 to 2015 period.  These five-year programs will be in effect from January 1, 2011, until December 31, 2015.  During 2015, the master development program for the next five-year period will be prepared for each of our concessions.

The following tables set forth our historical committed investments and capital expenditures for the periods indicated.  Our capital expenditures have historically exceeded our committed investments pursuant to our master development programs, primarily due to capital expenditures intended to complement the minimum amounts required under our master development programs or that are otherwise necessary to accommodate the growth of our business (such as our investments at Terminal 2 at México City International Airport).  In addition, our master development programs include some commitments that are expensed rather than capitalized; thus, not all of our committed investments will constitute capital expenditures.  These capital expenditures are updated based on the Producer Price Index (excluding fuel).

Historical Committed Investments Under Master Development Programs

	Year Ended December 31,
	2010	2011	Total 2010-2011
	(thousands of pesos)
Acapulco	17,364	30,979	48,343
Ciudad Juárez	14,092	18,016	32,108
Culiacán	2,801	55,278	58,079
Chihuahua	12,089	24,458	36,547
Durango	10,697	37,610	48,307
Mazatlán	2,605	20,019	22,624
Monterrey	27,719	272,902	300,621
Reynosa	2,032	33,881	35,913
San Luis Potosí	3,595	19,856	23,451
Tampico	5,213	32,687	37,900
Torreón	9,436	31,945	41,381
Zacatecas	9,039	18,517	27,556
Zihuatanejo	15,100	18,118	33,218
Total	131,782	614,266	746,048

The following table sets forth our historical capital expenditures, which reflect our actual expenditures (as compared to its committed investments, which are presented above) by airport for the periods indicated.

Historical Capital Expenditures by Airport

	Year Ended December 31,
	2010	2011
	(thousands of pesos)
Acapulco	44,408	6,296
Ciudad Juárez	22,848	9,768
Culiacán	26,562	13,504
Chihuahua	32,142	21,807
Durango	108	2,100
Mazatlán	45,536	12,916
Monterrey	291,953	199,013
Reynosa	14,108	3,556
San Luis Potosí	93	1,635
Tampico	185	6,954
Torreón	100	1,100
Zacatecas	17,736	3,191
Zihuatanejo	35,259	75,489
Other	25,749	27,703
Total	556,787	385,032

The following table sets forth our historical capital expenditures by type of investment across all of our airports for the periods indicated:

	Year Ended December 31,
	2010	2011
	(thousands of pesos)
Terminals	150,818	85,270
Runways and aprons	45,569	0
Machinery and equipment	58,763	8,845
Land	90,906	12,141
Baggage Screening System – Investments	163,013	220,066
New Businesses	0	17,306
Other	47,718	41,404
Total	556,787	385,032

Our capital expenditures from 2010 through 2011 were allocated to the following types of investments at the majority of our airports:

●
Terminals.  We remodeled many of the terminals at our airports by expanding departure areas (concourses and lounges), baggage-claim areas and arrival areas, improving lighting systems, adding office space, adding taxi and other ground transportation waiting areas and increasing handicapped services and remodeling restrooms.

●
Runways, access roads and aircraft parking.  We improved our runways and access roads (including their lighting systems), expanded aircraft parking areas and made improvements and renovations to the fences on the outlying areas of our properties subject to our concessions.

●
Machinery and equipment.  We invested in machinery and equipment such as fire-extinguishing vehicles, emergency back-up electricity generators, metal detectors and other security-related equipment, ambulances, moving walkways and public information systems.

●	Land. As part of our strategic investments, in 2011 and 2010 territorial reserves of Ps. 15,283 and Ps. 90,906, respectively, were purchased to develop and expand our key airports.

●
Baggage Screening System – Investments.  We purchased and installed screening equipment in all of our airports to facilitate compliance with the new baggage-screening guidelines to undergo a comprehensive screening process for the detection of explosives.

●
New Businesses.  In 2011, we developed a shopping center and office plaza located close to the bonded area between Terminal A and Terminal C of the Monterrey airport.  This construction consists of a two-story building with a commercial space on the lower level and office space for rent on the upper level.  A further explanation of our diversification activities is described in “Item 4.  Information on the Company—Business Overview—Non-Aeronautical Services.”

●
Utility-related infrastructure.  We installed sewage treatment plants and systems at several of our airports, improved drainage systems and installed underground electric wiring systems at several of our airports.

●
Developments at México City International Airport.  In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of México City International Airport, under a 20-year lease agreement with México City International Airport.  NH Hoteles, S.A. de C.V., a Spanish company, owns the other 10%.  The Terminal 2 NH Hotel opened in August 2009.

The following table sets forth our committed investments approved by the Ministry of Communications and Transportation for each airport for 2011 through 2015.  We will be required to comply with the investment obligations under these programs on a year-by-year basis.  These capital expenditures are updated based on the Producer Price Index (excluding fuel).

Committed Investments Under Master Development Programs by Airport

	Year Ended December 31,
	2011	2012	2013	2014	2015	Total 2011-2015
	(thousands of pesos)
Acapulco	30,979	60,297	57,932	117,071	31,931	298,210
Ciudad Juárez	18,016	37,379	89,533	19,554	15,880	180,362
Culiacán	55,278	55,994	92,287	71,970	55,636	331,165
Chihuahua	24,458	37,317	55,889	14,831	10,723	143,218
Durango	37,610	22,827	12,201	22,180	3,905	98,723
Mazatlán	20,019	28,621	50,102	104,057	29,069	231,868
Monterrey	272,902	91,563	246,728	250,568	119,581	981,342
Reynosa	33,881	39,392	35,490	25,785	6,404	140,952
San Luis Potosí	19,856	21,280	56,294	51,520	42,845	191,795
Tampico	32,687	47,300	45,838	18,018	13,693	157,536
Torreón	31,945	13,885	36,287	25,705	4,305	112,127
Zacatecas	18,517	39,751	26,664	10,697	11,639	107,268
Zihuatanejo	18,118	47,084	26.596	50,446	27,558	169,802
Total	614,266	542,690	831,841	782,402	373,169	3,144,368

The following table sets forth our committed investments for 2011 through 2015 by type of investment, which are updated based on the Producer Price Index (excluding fuel):

Committed Investments Under Master Development Programs by Type

	Year Ended December 31,
	2011	2012	2013	2014	2015	Total 2011-2015
	(thousands of pesos)
Terminals	52,112	80,021	186,455	237,769	71,699	628,056
Runways and aprons	75,942	156,372	289,507	263,435	155,998	941,254
Machinery and equipment	158,578	76,468	193,657	139,917	54,236	622,856
Baggage-screening system – investments	150,338	15,973	6,904	3,253	55,334	231,802
Security – investments	51,344	141,252	60,360	44,472	20,905	318,333
Other	125,952	72,604	94,958	93,556	14,997	402,067
Total	614,266	542,690	831,841	782,402	373,169	3,144,368

Until December 31, 2010, the date until which our financial information was prepared in accordance with MFRS, capital expenditures contemplated major maintenance expenses coming from our master development plan, as they were considered part of improvements to our concession assets and were amortized over the maintenance cycle of each asset.  As of 2011, with the adoption of IFRS, major maintenance expenses were provisioned and were expensed as described in “Item 5.  Operating and Financial Review and Prospects—Critical Accounting Policies”; for that reason major maintenances are no longer capitalized for IFRS purposes.

The following table details the expenditures made by us during 2010 and 2011 related to the master development plan as well as with other capital expenditures for the acquisition of fixed assets not associated with the master development plan and their classification in our consolidated financial statements for such periods:

	2010	2011
	(thousands of pesos)
Major maintenance provision under IFRS recognized in earnings	145,195	316,922
Capital Expenditures under IFRS	556,787	385,032
Other	-6,493	38,562
Total expenditures per the master development program and other capital expenditures	695,489	740,516

For the year ended December 31, 2011, our capital expenditures totaled Ps. 385.0 million.  Our capital expenditures for 2011 were devoted primarily to our committed investments under our master development program.

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

We operate 13 airports, which serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlán and Zihuatanejo), regional centers (Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas) and border cities (Ciudad Juárez and Reynosa).  Our airports are located in nine of the 31 Mexican states, covering a territory of approximately 926,421 square kilometers (575,667 square miles), with a population of approximately 24.0 million according to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía) and the Mexican National Population Council.  All of our airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and to maintain customs and immigration services managed by the Mexican government, as well as refueling services.

According to figures published by the Mexican Bureau of Civil Aviation, our total aviation passenger traffic accounted for approximately 14.6% of all arriving and departing total aviation passengers in México in 2011.

In 2011, we recorded revenues of Ps. 2,789.7 million (U.S.$ 200.0 million) and consolidated comprehensive income of Ps. 616.1million (U.S.$ 44.2 million).  In 2011, the sum of our aeronautical and non-aeronautical revenues represented Ps. 2,458.8 million.  In 2011 our airports handled approximately 11.8 million terminal passengers, an increase of 1.6% with respect to the 11.6 million terminal passengers handled in 2010.

Our airports serve several major international routes, including Monterrey-Houston, Monterrey-Dallas, Monterrey-Atlanta, Monterrey-Las Vegas, Monterrey-Detroit, Monterrey-San Antonio, Monterrey-Chicago and Monterrey-Los Angeles.  Our airports also serve several other major international destinations, including Houston, Los Angeles, Dallas and Phoenix.  In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in México frequented by tourists from México, the United States and Canada.  Our airports also serve major domestic routes, including Monterrey-México City, which was the country’s busiest domestic route in 2011, with approximately 2.4 million total passengers (including passengers flying directly to the nearby airport of Toluca, which are counted together with those flying to México City), according to the Mexican Bureau of Civil Aviation.  Other major domestic routes served by our airports include Cancún-Monterrey, México City-Chihuahua and México City-Culiacán, with approximately 571,000, 450,000 and 408,000 total passengers, respectively, in 2011 according to the Mexican Bureau of Civil Aviation.

Monterrey and its metropolitan area is the third largest city in México in terms of population, with a population of approximately 3,930,388.  Monterrey ranks among México’s most established urban and commercial centers and is the capital of the state of Nuevo León, México’s eighth largest state in terms of population, which is 4,653,458, according to the Mexican National Institute of Statistics and Geography’s 2010 national population census.  It is home to many of México’s largest companies in a wide variety of industries, as well as several major universities.  Business travelers account for a substantial portion of passengers at the Monterrey airport.  The airport is our leading airport in terms of passenger traffic volume, air traffic movements and contribution to revenues and ranked as the fourth busiest airport in México based on passenger traffic volume in 2011, according to data published by the Mexican Bureau of Civil Aviation.  In 2011, our Monterrey airport accounted for approximately 47.4% of our terminal passenger traffic, 45.8% of our total revenues and 44.5% of the sum of our aeronautical and non-aeronautical revenues.

Three of our airports, Acapulco, Mazatlán and Zihuatanejo, serve popular Mexican tourist destinations.  Of these tourist destinations, Acapulco and Mazatlán are the largest, with Acapulco constituting México’s 19th largest international tourist destination and Mazatlán the 17th largest in terms of visitors in 2011, according to the Mexican National Institute of Immigration.  Acapulco is a principal port of call for cruise ships.  In 2011, the Acapulco, Mazatlán and Zihuatanejo airports collectively accounted for 15.3% of our aggregate terminal passengers, 16.9% of our total revenues and 15.5% of the sum of our aeronautical and non-aeronautical revenues.

Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity, with such diverse economic activities as mining (the Durango and Zacatecas airports), maquiladora manufacturing (the Chihuahua and Torreón airports), petroleum and chemical production (the Tampico airport), agriculture and livestock (the Culiacán airport) and transportation and logistics (the San Luis Potosí airport).  In 2011, these seven regional airports collectively accounted for 29.7% of our aggregate terminal passengers, 26.0% of our total revenues and 27.7% of the sum of our aeronautical and non-aeronautical revenues.

The remaining two airports in the group, the Ciudad Juárez and Reynosa airports, serve cities situated along the border of México and the United States.  Both Ciudad Juárez and Reynosa are popular entry points to the United States.  In 2011, the Ciudad Juárez and Reynosa airports collectively accounted for 7.6% of our aggregate terminal passengers, 6.3% of our total revenues and 6.6% of the sum of our aeronautical and non-aeronautical revenues.

In addition, we entered into a joint investment with the international hotel operator NH Hoteles, S.A. de C.V., under Consorcio Grupo Hotelero T2 (“Consortium”) to develop and operate a 287-room hotel and more than 5,000 square meters (53,820 square feet) of commercial space inside Terminal 2 of México City International Airport under a 20-year lease agreement with México City International Airport.  The Terminal 2 NH Hotel opened in August 2009.

Airlines based in Terminal 2 include Aeromar, Aeroméxico and Aeroméxico Connect, Copa, Delta and LAN.  We consider this a key part of our strategy to increase our non-aeronautical revenues.

The following table provides summary data for each of our 13 airports for the years ended December 31, 2010 and 2011:

	Year Ended December 31, 2010					Year Ended December 31, 2011
Airport	Terminal Passengers		Revenues(1)		Revenues per Terminal Passenger(2)	Terminal Passengers		Revenues(1)		Revenues per Terminal Passenger(2)
	Number (in millions)%		(millions of pesos)%		(pesos)	Number (in millions)%		(millions of pesos)%		(pesos)
Metropolitan destination:
Monterrey	5.4	46.4	941.1	45.8	174.9	5.6	47.4	1,094.5	47.2	196.0
Total metropolitan destination	5.4	46.4	941.1	45.8	174.9	5.6	47.4	1,094.5	47.2	196.0
Tourist destinations:
Acapulco	0.7	6.4	137.5	6.7	186.7	0.6	5.1	125.7	5.4	210.8
Mazatlán	0.8	6.5	152.6	7.4	201.8	0.7	6.1	159.2	6.9	220.3
Zihuatanejo	0.5	4.3	95.2	4.6	191.7	0.5	4.1	95.1	4.1	198.0
Total tourist destinations	2.0	17.2	385.3	18.8	193.6	1.8	15.3	380.0	16.4	211.2
Regional destinations:
Chihuahua	0.8	7.1	139.2	6.8	168.1	0.8	6.6	147.4	6.4	188.5
Culiacán	1.1	9.1	167.8	8.2	158.3	1.1	9.1	192.0	8.3	179.4
Durango	0.2	1.9	41.4	2.0	190.6	0.2	1.9	44.4	1.9	195.6
San Luis Potosí	0.2	1.9	55.3	2.7	248.0	0.2	2.1	63.9	2.8	247.9
Tampico	0.5	3.9	79.1	3.9	175.3	0.5	4.7	105.6	4.5	192.6
Torreón	0.3	2.9	63.3	3.1	187.2	0.4	3.2	77.5	3.3	206.2
Zacatecas	0.3	2.3	47.7	2.3	177.6	0.2	2.1	51.2	2.2	206.5
Total regional destinations	3.4	29.2	593.8	29.0	175.3	3.5	29.7	681.9	29.4	194.2
Border destinations:
Ciudad Juárez	0.6	5.5	98.1	4.8	154.7	0.7	5.7	119.8	5.2	177.9
Reynosa	0.2	1.7	34.4	1.7	173.7	0.2	1.8	42.7	1.8	197.3
Total border city destinations	0.8	7.2	132.5	6.5	159.2	0.9	7.6	162.5	7.0	182.6
AIRPORT REVENUES (1):	11.6	100	2,052.7	100	177.1	11.8	100	2,318.9	100	196.8

(1)	Revenues in millions rounded to the decimal, which does not include eliminations of transactions among our subsidiaries or construction services.
(2)	Revenues per terminal passenger are calculated by dividing the revenues for each airport by the number of terminal passengers for each airport. The result has been rounded to the decimal.

Information reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance focuses on the types of goods or services delivered or provided.  As a result, the Company’s reportable segments under IFRS present its significant airports and the hotel individually and the information about the holding company and the other seven airports have been combined disclosed in the “other segments” column as they have similar economic characteristics, are similar in respect of the nature of the services they provide to their customers as well as being subject to a similar regulatory environment in which they operate.  See Note 21 to our consolidated financial statements for our information by segment.

As of July 2006, México and the United States are parties to an amended bilateral aviation agreement that increases, from two each to three each, the number of Mexican and U.S. carriers eligible to operate routes between certain pairs of cities, which may include any U.S. city and 12 specified cities in México including Acapulco, Mazatlán and Zihuatanejo.  The agreement also provides for a future increase, from two each to three each, in the number of Mexican and U.S. carriers eligible to operate routes between U.S. cities and two specified additional Mexican cities, including Monterrey.  This subsequent increase took effect in October 2007.  To date, this bilateral agreement has not benefited our business as we expected, mainly because of the decrease in the tourism levels from the United States to México as a result of the U.S. economic downturn.

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.  In 2010 and 2011, aeronautical services revenues represented approximately 64.2% and 67.0%, respectively, of our total revenues and 77.1% and 76.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

Until April 30, 2010, our principal airline customers were required to pay us no later than 152 days after the invoice delivery date.  The term for payment was dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment terms during periods of lower interest rates (within a defined range).  The new agreements between our airports and our principal airline customers provide that from May 1, 2010, payments for passenger charges will be between 30 and 60 days after the invoice delivery date.  In 2011, the weighted average term of payment was 45 days.

International passenger charges are currently U.S. dollar-denominated but are collected in pesos based on the average exchange rate during the month prior to the flight, and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.  Domestic passenger charges are peso-denominated.  In 2010 and 2011, passenger charges represented approximately 78.0% and 81.1%, respectively, of our aeronautical services revenues, 50.1% and 54.4%, respectively, of our total revenues and 60.1% and 61.7%, respectively, of the sum of aeronautical and non-aeronautical revenues.  Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services.  Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client.  In 2010 and 2011, these charges represented approximately 6.2% and 5.4%, respectively, of our aeronautical services revenues, 4.0% and 3.6%, respectively, of our total revenues and 4.8% and 4.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

Aircraft Long-Term Parking Charges

We collect charges from our carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo.  These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client.  Together with our aircraft parking, boarding and unloading charges described above, in 2010 and 2011, these charges represented approximately 5.3% and 4.3%, respectively, of our aeronautical services revenues, 3.4% and 2.9%, respectively, of our total revenues and 4.1% and 3.3%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles.  These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client.  In 2010 and 2011, these charges represented approximately 1.2% and 1.1%, respectively, of our aeronautical services revenues, 0.7% and 0.8%, respectively, of our total revenues and 0.9% and 0.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel.  These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight.  Independent subcontractors provide airport security services at our airports.  In 2010 and 2011, these charges represented approximately 1.2% and 1.2%, respectively, of our aeronautical services revenues, 0.8% and 0.8%, respectively, of our total revenues and 1.0% and 0.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

The International Civil Aviation Organization, the Mexican Bureau of Civil Aviation and the Office of Public Security issue guidelines for airport security in México.  In response to the September 11, 2001, terrorist attacks in the United States, we have taken additional steps to increase security at our airports.  The International Civil Aviation Organization issued directives in October 2001 establishing new rules and procedures to be adopted at our airports.  Under these directives, these rules and procedures were to be implemented immediately and for an indefinite period of time.

To comply with these directives, we reinforced our security by:

●	updating and amending our emergency security and contingency plans and the responsibilities of security personnel relating thereto;

●	segregating flows of arriving and departing passengers;

●	improving security supervision committees at each of our airports, particularly those with significant international traffic;

●	updating our security screening technology, including increasing the sensitivity of metal detectors and introducing new procedures for x-ray inspection of luggage;

●	increasing and improving the training of security personnel;

●	coordinating security measures and emergency plans with operators of complementary and commercial services at our airports;

●	implementing a higher security employee identification system; and

●	increased collaboration with providers of security equipment installation services.

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

The International Civil Aviation Organization established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports to facilitate compliance with the new baggage-screening guidelines.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., operates the checked-baggage screening system as of March 1, 2012.  The airlines that do not utilize our services continue to screen baggage by hand in order to comply with the baggage-screening guidelines.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus become subject to potential liability, if Mexican law changes in the future.

Complementary Services

At each of our airports, we earn revenues from charging access and other fees from third-party providers of ramp-handling and baggage-handling services, catering services, aircraft security, aircraft maintenance and repair and fuel.  These access fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of their total revenues.  We currently maintain contracts with 13 companies that provide the majority of these complementary services at our 13 airports.

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services.  Servicios de Apoyo en Tierra, or SEAT, a company governed pursuant to a trust controlled by Grupo Aeroméxico and Grupo Mexicana, was at one time the largest provider of baggage and handling services at our airports.  In December 2010, the Mexican Bureau of Civil Aviation determined that SEAT did not fulfill the provisions of Article 54 of the Mexican Airport Law and ordered each of Grupo Aeroméxico and Grupo Mexicana to create a business association to provide themselves with complementary services and another separate business association to render services to third parties.  SEAT ceased operations on May 11, 2011.  Grupo Aeroméxico created the company Estrategias Especializadas de Negocios, S.A. de C.V., to provide itself with complementary services and also created the company Administradora Especializada en Negocios, S.A. de C.V. to render services to third parties.  Both companies have been authorized by the Mexican Bureau of Civil Aviation and are in operation as of May 12, 2011.  In the event that Grupo Mexicana resumes operations, the same requirements of the Mexican Bureau of Civil Aviation must be fulfilled if Grupo Mexicana decides to create companies to provide baggage and handling services.  If any service providers, including Administradora Especializada en Negocios, S.A. de C.V., were to halt operations at any of our airports, we could be required to seek a new provider of these services or to provide these services ourselves.

The Mexican Airport and Auxiliary Services agency (Aeropuertos y Servicios Auxiliares) maintains an exclusive contract to sell fuel at all of our airports, and we charge the Mexican Airport and Auxilary Services agency a nominal access fee.  The Mexican Airport and Auxilary Services agency in turn is required to purchase all of its fuel from Petróleos Mexicanos, or PEMEX.

Leasing of Space to Airlines

We derive aeronautical revenues from leasing space in our airports to airlines that is necessary for their operations, such as ticket counters and offices.  Our lease agreements with airline customers for the use of space in our airports are typically for terms of three years with provisions for periodic inflation adjustments to our rental fees.

Cargo Handling

In 2010 and 2011, our 13 airports handled approximately 90,853 and 88,599 metric tons of cargo, respectively.  Increases in our cargo volume are beneficial to us for purposes of the maximum-rate calculations, as cargo increases the number of our workload units.

Cargo-related revenues include revenues from the leasing of space in the airside of our airports to handling agents and shippers, landing fees for each arriving aircraft carrying cargo and a portion of the revenues derived from other complementary services provided in connection with cargo services.  Cargo-related revenues are largely aeronautical and therefore subject to maximum rates applicable to aeronautical revenue sources.

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

Non-Aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services.  Our revenues from non-aeronautical services are principally derived from commercial activities, such as the leasing of space in our airports to retailers, restaurants and other commercial tenants; diversification activities, such as hotel services, air cargo logistics services and real estate services; and complementary activities, which principally include the leasing of space to airlines.

None of our revenues from non-aeronautical services are regulated under our maximum-rate price regulation system, though other authorities may regulate them.  For example, our parking facilities may be subject to certain municipal regulations.

As the main part of our business strategy, we have prioritized increasing our non-aeronautical revenues, seeking new commercial, diversification and the development of complementary activities.  As a result of our efforts, our non-aeronautical revenues have increased as a percentage of our revenues.  In 2000, non-aeronautical revenues represented 12% of our total revenues, while in 2010 and 2011, non-aeronautical revenues accounted for approximately 19.1% and 21.1% of our total revenues, respectively.  Non-aeronautical revenues represented 22.9% and 23.9% in 2010 and 2011, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Revenues from Commercial Activities

As another main part of our business strategy, we have prioritized increasing our revenues from commercial activities in our airports and to develop and promote the “OMA” brand, including the “OMA Plaza” retail brand described below.  As a result of our efforts, our revenues from commercial activities increased by 13.1% in 2011, primarily as a result of the following initiatives:

●
Expanding and reconfiguring the commercial space available in our airport terminals.  In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase passengers’ exposure to the commercial businesses operating in our airports.  As a result, between 2000 and 2011, we increased the total area available for commercial activity in our 13 airports by approximately 50%, and have more than doubled the commercial area in the Monterrey airport.

●
Renegotiating agreements with terminal tenants to be more consistent with market practice.  We have also improved our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports.  We estimate, based on the nature of our tenant operations, that approximately 60% of our commercial space is suitable for royalty-based leasing arrangements.  As of December 31, 2011, substantially all of the eligible contracts were represented by royalty-based leasing arrangements.

●
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

●
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

●
Providing timely commercial information.  We work on a daily basis to improve our commercial communication.  We believe that good communication is the best method to promote our commercial services and our strongest commercial tenants.  We have developed tools to advertise current promotions and new commercial services.  Giving certain information to our passengers enables them to shop intelligently and makes our service and product launches successful.

●
Improving travel experience.  Our commercial team works together with our operational team, airline clients and commercial tenants to devise customer-orientated solutions to deliver a better experience for all our passengers.  Passengers are the lifeblood of any airport, and our mission is to make passengers have a good and relaxing time during their stay in our airports.  We are committed to ensuring that from the moment passengers step through our doors to the moment they leave, their time is as enjoyable and as stress-free as possible because an unstressed passenger is a passenger who consumes more in restaurants and shops.

Commercial activities in each of our airports currently consist of the following:

●
Parking facilities.  Our concessions provide us the right to operate the car parking facilities at all of our airports.  Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they are subject to the regulatory oversight of the Ministry of Communications and Transportation.  As of October 25, 2010, we started a new Premium Parking Service, which provides higher security and larger and more exclusive parking lots situated next to Terminal B at the Monterrey airport.  These lots will offer a valet parking service, which will reduce the amount of time it takes to get to the terminal.  We are committed to satisfying both our domestic and international passengers with the highest quality service and security standards in order to improve the overall passenger experience.

●
Advertising.  In 2002, we entered into a contract with a subsidiary of Corporación Interamericana de Entretenimiento, S.A. de C.V., or CIE, pursuant to which we have developed a greater number of and more strategically located billboards, screens (projection and plasma) and other advertising space at our airports.  Under the agreement, CIE places advertising in our airports and we collect a percentage of the revenues that CIE receives from individual advertisers.

●
Retail and duty free.  We have completed several renovation projects as part of our overall effort, described above, to improve the product mix and brand recognition of retail stores in the commercial areas at our airports.  Our retailer tenants currently offer such internationally recognized product brands as Hermès, Mont Blanc, Swatch, Christian Dior, Lancôme, L’Oreal, Swarovski, Lacoste, Cartier, Bulgari and Hugo Boss.  We also have several duty-free retailers that cater to international passengers.

●
Food and beverage services.  Through the years, we have completed “clean-up” projects with respect to our restaurant and bar leases, in order to attract world-class providers of high-quality food and beverage services offering a wider variety of cuisine options and service concepts.

●
Car rentals.  We have increased the presence of internationally known name-brand car rental providers at our airports and have encouraged car rental companies to establish on-site automobile pick-up and drop-off facilities at our airports.

●	Time-share marketing and sales. We receive revenues from time-share developers to whom we rent space in our airports for the purpose of marketing and sales of time-share units.

●
Financial services.  We lease space to financial services providers (such as currency exchange bureaus, banks and ATMs) at our airports, and we charge providers of these financial services fees based partly on a percentage of the revenues recorded by their operations.  ATM service is currently available at all of our airports.

●
Communications.  We have consolidated most of the telephone and internet services at our airports with one provider and offer internet access (either wireless internet access or internet service kiosks) at all of our airports.

Revenues from Diversification Activities

●
We are also focusing our business strategy on generating new services and products to diversify our revenues, such as hotel services, air cargo logistics services and real estate services.  As a result of our efforts, our revenues from diversification activities increased by 38.0% in 2011, primarily as a result of the following initiatives:

o
Developments at México City International Airport.  In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of México City International Airport, under a 20-year lease agreement with México City International Airport.  NH Hoteles, S.A. de C.V., a Spanish company, owns the other 10%.  The Terminal 2 NH Hotel opened in August 2009.  As of December 31, 2011, total revenues amounted to Ps. 142.1 million, and annual average occupancy increased to 82.8% from 63.6% in 2010.  The annual average rate per room was Ps. 1,320.99.

o
Shopping Center and Office Plaza.  Located in the outside areas of Terminal A of the Monterrey airport, the shopping center and office plaza consists of two-story building with commercial space on the lower level and office space for rent on the upper level.

Revenues from Complementary Activities

●	Our complementary activities generated 9.8% of our non-aeronautical revenues. These include:

o
Leasing of space – Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

o
Non-permanent ground transportation – Our revenues from providers of ground transportation services deemed “non-permanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

Our Airports

In 2009, 2010 and 2011 our airports served a total of approximately 11.5 million, 11.6 million and 11.8 million terminal passengers, respectively.  The Monterrey airport, our metropolitan destination, accounted for approximately 45.1%, 46.4% and 47.4% of our terminal passenger traffic in 2009, 2010 and 2011, respectively.  The Acapulco, Mazatlán and Zihuatanejo airports, our tourist destinations, collectively accounted for approximately 18.5%, 17.2% and 15.3% of our terminal passenger traffic in 2009, 2010 and 2011, respectively.  Ciudad Juárez and Reynosa airports, our border destinations, collectively accounted for approximately 7.3%, 7.2% and 7.6% of our terminal passenger traffic in 2009, 2010 and 2011, respectively.  Our regional destinations (the Culiacán, Chihuahua, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas airports) collectively accounted for approximately 29.0%, 29.2% and 29.7% of our terminal passenger traffic in 2009, 2010 and 2011, respectively.  All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following tables set forth the passenger traffic volume presented in amounts of (i) total passengers, (ii) terminal departing passengers and (iii) terminal arriving passengers, for each of our airports for the periods indicated:

Passenger Traffic

	Year Ended December 31,
	2007			2008			2009			2010			2011
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	1,057,347	49,444	1,106,791	1,087,974	26,098	1,114,072	839,048	7,186	846,234	736,878	3,461	740,339	596,326	5,284	601,610
Ciudad Juárez	908,835	26,033	934,868	903,129	23,212	926,341	631,111	15,163	646,274	633,919	17,613	651,532	673,364	19,865	693,229
Culiacán	1,137,571	167,684	1,305,255	1,099,038	138,456	1,237,494	1,062,893	96,621	1,159,514	1,059,904	73,643	1,133,547	1,070,706	50,485	1,121,191
Chihuahua	854,757	60,231	914,988	833,793	46,451	880,244	745,165	27,078	772,243	828,123	27,276	855,399	782,133	21,941	804,074
Durango	279,310	36,405	315,715	233,471	23,709	257,180	213,394	1,339	214,733	217,230	1,392	218,622	227,131	3,331	230,462
Mazatlán	905,010	120,261	1,025,271	833,714	109,124	942,838	743,556	54,638	798,194	756,122	38,416	794,538	722,492	25,618	748,110
Monterrey	6,559,613	304,195	6,863,808	6,586,190	163,050	6,749,240	5,199,895	93,411	5,293,306	5,380,412	80,632	5,461,044	5,582,794	59,122	5,641,916
Reynosa	191,326	1,208	192,534	247,339	991	248,330	215,392	384	215,776	198,138	449	198,587	216,599	426	217,025
San Luis Potosí	264,349	1,973	266,322	261,049	2,007	263,056	206,500	1,480	207,980	222,854	1,997	224,851	248,645	1,614	250,259
Tampico	580,117	14,880	594,997	582,328	13,452	595,780	470,304	3,825	474,129	451,005	4,134	455,139	548,083	1,742	549,825
Torreón	522,295	80,903	603,198	481,265	56,173	537,438	394,377	12,995	407,372	338,003	5,068	343,071	375,669	4,447	380,116
Zacatecas	277,339	57,191	334,530	267,344	40,791	308,135	251,602	7,888	259,490	268,577	2,690	271,267	248,029	749	248,778
Zihuatanejo	674,612	8,352	682,964	644,029	6,105	650,134	545,051	4,098	549,149	496,523	2,383	498,906	480,613	4,436	485,049
Total	14,212,481	928,760	15,141,241	14,060,663	649,619	14,710,282	11,518,288	326,106	11,844,394	11,587,688	259,154	11,846,842	11,772,584	199,060	11,971,644

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2007			2008			2009			2010			2011
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	348,822	189,869	538,691	382,157	167,744	549,901	296,995	122,194	419,189	254,117	116,107	370,224	237,205	61,093	298,298
Ciudad Juárez	424,456	794	425,250	422,987	767	423,754	302,401	433	302,834	303,974	890	304,864	326,810	1,051	327,861
Culiacán	549,967	28,322	578,289	534,556	25,463	560,019	525,464	14,629	540,093	525,301	14,234	539,535	532,970	12,643	545,613
Chihuahua	380,161	46,424	426,585	366,151	48,949	415,100	330,430	39,504	369,934	373,103	39,686	412,789	350,642	39,779	390,421
Durango	121,291	18,695	139,986	101,108	15,174	116,282	94,040	11,312	105,352	93,895	12,649	106,544	98,780	12,659	111,439
Mazatlán	221,627	233,579	455,206	212,322	208,419	420,741	194,543	178,082	372,625	197,648	183,320	380,968	199,362	163,608	362,970
Monterrey	2,668,059	509,709	3,177,768	2,732,645	517,040	3,249,685	2,200,697	384,942	2,585,639	2,244,797	444,353	2,689,150	2,343,593	447,962	2,791,555
Reynosa	90,877	488	91,365	116,668	1,101	117,769	103,818	1,322	105,140	95,622	792	96,414	105,594	548	106,142
San Luis Potosí	87,299	45,123	132,422	84,508	45,750	130,258	69,634	33,364	102,998	70,398	40,854	111,252	81,004	42,694	123,698
Tampico	259,532	30,346	289,878	259,107	30,483	289,590	209,326	25,088	234,414	198,462	28,119	226,581	246,843	27,733	274,576
Torreón	216,027	46,060	262,087	196,318	44,330	240,648	165,160	30,914	196,074	141,279	27,173	168,452	160,864	25,336	186,200
Zacatecas	91,539	50,736	142,275	92,056	44,394	136,450	81,436	46,203	127,639	90,214	45,785	135,999	88,878	35,760	124,638
Zihuatanejo	176,019	164,000	340,019	171,832	151,826	323,658	152,093	123,025	275,118	134,396	115,342	249,738	142,524	98,732	241,256
Total	5,635,676	1,364,145	6,999,821	5,672,415	1,301,440	6,973,855	4,726,037	1,011,012	5,737,049	4,723,206	1,069,304	5,792,510	4,915,069	969,598	5,884,667

	Year Ended December 31,
	2007			2008			2009			2010			2011
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total

Terminal arriving passengers:
Acapulco	391,401	127,255	518,656	436,514	101,559	538,073	339,423	80,436	419,859	293,303	73,351	366,654	257,813	40,215	298,028
Ciudad Juárez	482,572	1,013	483,585	478,597	778	479,375	327,740	537	328,277	328,836	219	329,055	345,236	267	345,503
Culiacán	547,829	11,453	559,282	533,082	5,937	539,019	522,094	706	522,800	519,617	752	520,369	524,641	452	525,093
Chihuahua	392,448	35,724	428,172	381,821	36,872	418,693	346,314	28,917	375,231	386,192	29,142	415,334	362,790	28,922	391,712
Durango	127,370	11,954	139,324	109,796	7,393	117,189	102,348	5,694	108,042	103,924	6,762	110,686	108,632	7,060	115,692
Mazatlán	234,667	215,137	449,804	224,663	188,310	412,973	200,326	170,605	370,931	198,206	176,948	375,154	200,089	159,433	359,522
Monterrey	2,948,821	433,024	3,381,845	2,898,749	437,756	3,336,505	2,315,744	298,512	2,614,256	2,332,544	358,718	2,691,262	2,408,290	382,949	2,791,239
Reynosa	99,822	139	99,961	129,484	86	129,570	109,952	300	110,252	101,566	158	101,724	110,225	232	110,457
San Luis Potosí	96,062	35,865	131,927	94,096	36,695	130,791	75,213	28,289	103,502	75,346	36,256	111,602	87,091	37,856	124,947
Tampico	272,511	17,728	290,239	271,800	20,938	292,738	221,332	14,558	235,890	206,835	17,589	224,424	254,719	18,788	273,507
Torreón	225,526	34,682	260,208	207,748	32,869	240,617	176,105	22,198	198,303	145,486	24,065	169,551	163,404	26,065	189,469
Zacatecas	93,788	41,276	135,064	95,619	35,275	130,894	84,398	39,565	123,963	95,886	36,692	132,578	97,857	25,534	123,391
Zihuatanejo	192,041	142,552	334,593	198,440	121,931	320,371	165,157	104,776	269,933	149,212	97,573	246,785	152,476	86,881	239,357
Total	6,104,858	1,107,802	7,212,660	6,060,409	1,026,399	7,086,808	4,986,146	795,093	5,781,239	4,936,953	858,225	5,795,178	5,073,263	814,654	5,887,917

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2011.

Capacity(1) by Airport(2)

Airport	Peak Air Traffic Movements per Hour	Runway Capacity(3)	% Capacity Used
Acapulco	6	40	15.0
Ciudad Juárez	6	20	30.0
Culiacán	8	20	40.0
Chihuahua	8	40	20.0
Durango	3	40	7.5
Mazatlán	7	22	31.8
Monterrey	23	38	60.5
Reynosa	4	18	22.2
San Luis Potosí	6	20	30.0
Tampico	5	22	22.7
Torreón	4	20	20.0
Zacatecas	4	20	20.0
Zihuatanejo	6	20	30.0

(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2011 figures.
(3)	Air traffic movements per hour.

The following table sets forth the terminal capacity of each of our airports as of December 31, 2011.

Capacity(1) by Airport(2)

Airport	Peak Passenger Traffic Movements per Hour	Terminal Capacity(3)	% Capacity Used
Acapulco	506	1,382	36.6
Ciudad Juárez	530	618	85.8
Culiacán	672	842	79.8
Chihuahua	593	672	88.2
Durango	179	480	37.3
Mazatlán	651	1,480	44.0
Monterrey Terminal A	1,037	2,127	48.8
Monterrey Terminal B	779	1,371	56.8
Monterrey Terminal C	695	751	92.5
Reynosa	247	326	75.8
San Luis Potosí	128	368	34.8
Tampico	443	683	64.9
Torreón	325	545	59.6
Zacatecas	314	571	55.0
Zihuatanejo	632	809	78.1

(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2011 figures.
(3)	Passenger traffic during peak hours.

The following table sets forth the air traffic movements for each of our airports for the periods indicated.

Air Traffic Movements by Airport(1)

	Year Ended December 31,
	2007	2008	2009	2010	2011
Acapulco	30,016	30,248	26,671	25,843	23,410
Ciudad Juárez	23,567	21,059	15,114	15,756	13,921
Culiacán	61,675	43,771	39,044	46,226	48,045
Chihuahua	37,992	35,989	33,635	35,829	33,856
Durango	17,112	16,255	15,981	19,455	19,508
Mazatlán	25,292	25,942	23,514	22,687	21,938
Monterrey	116,826	110,150	85,260	90,216	86,071
Reynosa	9,483	10,403	8,388	8,267	8,978
San Luis Potosí	23,696	22,184	20,236	21,212	21,432
Tampico	27,938	24,453	20,575	21,348	20,945
Torreón	25,101	22,923	15,861	15,436	15,998
Zacatecas	9,169	9,001	8,742	9,936	9,515
Zihuatanejo	16,190	14,856	13,710	12,616	12,385
Total	424,057	387,234	326,731	344,827	336,002

(1)	Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	Year Ended December 31,
	2007	2008	2009	2010	2011
Acapulco	35.2	36.0	31.5	28.5	25.5
Ciudad Juárez	38.6	42.9	41.8	40.2	48.4
Culiacán	18.4	25.1	27.2	22.9	22.3
Chihuahua	22.5	23.2	22.2	23.1	23.1
Durango	16.3	14.4	13.4	11.2	11.6
Mazatlán	35.8	32.1	31.6	33.3	32.9
Monterrey	56.1	59.8	61.0	59.6	64.9
Reynosa	20.2	23.8	25.7	24.0	24.1
San Luis Potosí	11.2	11.8	10.2	10.5	11.6
Tampico	20.8	23.8	22.9	21.1	26.2
Torreón	20.8	21.0	24.9	21.9	23.5
Zacatecas	30.2	29.7	28.8	27.0	26.1
Zihuatanejo	41.7	43.4	39.8	39.4	38.8
Average of all airports	33.5	36.3	35.3	33.6	35.0

(1)	Includes total passengers divided by total air traffic movements.

Air Traffic Movements by Aviation Category(1)

	Year Ended December 31,
	2010	2011
Commercial Aviation	191,321	175,819
Charter Aviation	2,624	2,609
General Aviation and Other	150,882	157,574
Total	344,827	336,002

(1)	Includes departures and landings for all 13 airports.

Metropolitan Destination

Monterrey International Airport

The Monterrey airport is our most important airport in terms of passenger traffic (including both domestic and international passengers), air traffic movements and contribution to revenues.  According to the Mexican Bureau of Civil Aviation, the Monterrey airport was the fourth busiest airport in México in 2011 in terms of commercial aviation passenger traffic.  In 2009, 2010 and 2011, it accounted for approximately 45.1%, 46.4% and 47.4%, respectively, of our terminal passenger traffic.

In 2009, 2010 and 2011, a total of 5.2 million, 5.4 million and 5.6 million terminal passengers, respectively, were served by the Monterrey airport.  Of the terminal passengers in 2009, 86.9% were domestic, and 13.1% were international passengers.  In 2010, 85.1% were domestic, and 14.9% were international passengers.  In 2011, 85.1% were domestic, and 14.9% were international passengers.  This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 11 commercial airlines operate at this airport.  The principal airlines are VivaAerobus, Interjet, Aeroméxico, and Aeroméxico Connect.

Aeroméxico Connect started flying to Chicago and Brownsville on July 7 and July 15, 2011, respectively.  Volaris started flying to México City on July 25, 2011.  VivaAerobus started flying to Chicago on October 14, 2011, and to San Antonio, Miami and Orlando on November 8, November 11 and November 19, 2011, respectively.  The principal non-Mexican airlines operating at this airport are Continental (now United), American Airlines, Delta and Copa, which started flying to Panama City on December 7, 2011.  Airlines operating at this airport serve 38 direct destinations.  Of these direct destinations, 27 are domestic, and 11 are international.  The principal routes from this airport are México City, Cancún, Guadalajara, Toluca, Tijuana, Hermosillo, Chihuahua, Veracruz, Houston, Dallas, Atlanta, Las Vegas and Detroit.

The Monterrey airport is located approximately 21 kilometers (13 miles) from the city of Monterrey, which has a population (including its suburbs) of approximately 3.9 million inhabitants.  Monterrey is México’s third largest city in terms of population and is one of México’s most productive industrial centers.  It is home to many of México’s largest companies in a wide variety of industries, as well as several major universities.  Monterrey is the capital of the state of Nuevo León, the third highest contributor to México’s GDP.

The Monterrey airport operates 24 hours a day.  The airport currently has two operating runways, one with a length of 3,000 meters (9,842 feet) and the other with a length of 1,800 meters (5,905 feet).  The airport’s runway capacity is 38 air traffic movements per hour.  The airport also has an instrument landing system on runway 29.  The airport occupies a total area of 821 hectares (3.17 square miles) and has three commercial passenger terminal buildings (Terminal A, B and C for domestic and international flights) with a total area of approximately 54,766 square meters (589,667 square feet).

The Terminal A building has a total area of approximately 28,966 square meters (311,787 square feet), of which 7,035 square meters (75,729 square feet) is commercial space, a 29-position apron for commercial aviation, a two-position apron for air freight, a 10-position apron for general aviation, five taxiways, nine air bridges, an ample boarding lounge for passengers making connections with other flights and other boarding lounges.  Currently, the airport has 15 gates for international or domestic flights and a public parking facility that accommodates 1,218 vehicles.

The Terminal B building started operations on September 1, 2010, and is used by Aeroméxico and Aeroméxico Connect.  Subsequently, Delta began to operate at this terminal as of October 4, 2010.  Terminal B has the capacity to service 2.0 million passengers per year.  The 21,000-square-meter (226,049-square-foot) facility has two levels plus a mezzanine and includes six passenger jet ways, seven contact positions for regional planes and four remote parking positions.  Terminal B also has a public parking facility that accommodates 594 vehicles.  Our affiliate ICA was engaged to construct the foundation, procure, fabricate and assemble the metallic structure and install the three-dimensional roofing structure for the facility.  The relevant agreement was approved, in accordance with our Related Party Guidelines, by our Board of Directors upon the recommendation of our Committee responsible for Corporate Practices Functions, which concluded that the contract is on terms that the Committee believes are arm’s-length.

The Terminal C building has a total area of approximately 4,800 square meters (51,668 square feet) to handle additional traffic from the new airlines serving the airport.  This terminal, which commenced operation at year-end 2006, is mainly used by the low-cost carrier VivaAerobus.  Terminal C has four boarding gates and serves five aircraft positions.  In October 2007, in response to the request of low-cost carrier VivaAerobus, we started an expansion of the Terminal C building.  In particular, this expansion led to a development of a commercial area with nine leased spaces for duty free, snacks, and boutiques, an enlargement of the waiting lounge and the construction of an additional baggage-claim area with space for the principal customs and migration authorities.  As a result of this expansion, the cargo facilities were reduced to approximately 1,031 square meters (11,098 square feet).  In October 2011, we began the construction of a new project in Terminal C consisting of new modern access to the terminal building, more commercial spaces and an additional baggage-claim area, with a total area of approximately 2,200 square meters (23,681 square feet).  The total aggregated expansion resulted in a space of approximately 8,220 square meters (88,479 square feet).  Currently, Terminal C has a public parking facility that accommodates 312 vehicles.

With an area of 60,000 square meters (645,840 square feet) for freight operations, the Monterrey airport is the leading air-cargo terminal in northern México.  The airport offers one of México’s most attractive air shipping options, both as a final destination and as a logistical hub.  Its current infrastructure servicing air cargo operations includes, among other facilities, terminal warehouses (including a 6,565-square-meter (70,665-square-foot) terminal warehouse occupied by United Parcel Service, Federal Express since 2004, DHL since January 2010 and OMA Carga, which we operate directly), merchandise checkpoint platforms (which can service nine trailers simultaneously), facilities for Mexican Customs Officers and parking for 359 cars and 32 trailers.  Roadways suitable for trailers and cars that serve the terminal and x-ray facilities are available.

Within our plans for future expansion of the Monterrey airport, in February and June 2007, March and May 2008, July and December 2009 and February, July and December 2010, we completed the acquisition of land surrounding the airport for an aggregate surface of 777 hectares (3 square miles) for an aggregate price of Ps. 1,559,380,526 (U.S.$ 126,222,704).

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  Historically, Aeropuerto del Norte has been used solely for general aviation operations.  The state of Nuevo León has requested in the past that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations.  To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  However, there can be no assurance that the Ministry of Communications and Transportation will not authorize such an amendment and that commercial aviation flights will not operate from Aeropuerto del Norte in the future.  In addition, we understand that Aeropuerto del Norte is not capable of accommodating commercial passenger traffic with its current infrastructure.

Tourist Destinations

Acapulco International Airport

The Acapulco airport is our sixth most important airport in terms of passenger traffic and air traffic movements and our fifth most important airport in terms of revenues.  According to the Mexican Bureau of Civil Aviation, the Acapulco airport was the 19th busiest airport in México in 2011 in terms of commercial aviation passenger traffic.  In 2009, 2010 and 2011, it accounted for approximately 7.3%, 6.4% and 5.1%, respectively, of our terminal passenger traffic.

In 2009, 2010 and 2011, a total of 839,048, 736,878 and 596,326 terminal passengers, respectively, were served by the Acapulco airport.  Of the terminal passengers in 2009, 75.9% were domestic, and 24.1% were international.  In 2010, 74.3% were domestic, and 25.7% were international.  In 2011, 83.0% were domestic, and 17.0% were international.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 18 commercial airlines (8 regular airlines and 10 charter airlines) operated at the airport during 2011.  The principal Mexican airlines are Interjet, Aeroméxico Connect, Volaris, Aeroméxico, VivaAerobus and Aeromar.  Regular airlines operating at this airport serve five direct destinations; of these destinations, México City, Toluca, Tijuana and Monterrey are the most popular.

The principal non-Mexican airline operating at the airport is Continental (now United), and its main direct destination is Houston.  During 2011, charter airlines operated 18 charter routes, and the most popular were Dallas, Montreal, Toronto, Chicago and Manchester, United Kingdom.  American Airlines, Delta and US Airways stopped operations at the airport on April 24, April 26 and April 30, 2011, respectively.  US Airways previously had a route to Phoenix, Delta previously had routes to Atlanta and Quito, and American Airlines previously had routes to Dallas and Chicago.

VivaAerobus began operating a Monterrey-Acapulco route in December 2006.  On January 13, 2008, Aviacsa ceased its operations at the Acapulco airport (as a result of the high fuel prices), followed by Avolar, which cancelled its Acapulco-Puebla route in April 2008 and then had its operations suspended by the Mexican regulatory authorities on August 28, 2008.  On April 28, 2008, Volaris began operating an Acapulco-Tijuana route at this airport.  Aeromar began operating an Acapulco-Puebla route in April 2011 that it stopped flying in September 2011.

The Acapulco airport is located approximately 15 kilometers (9 miles) from the city of Acapulco in the state of Guerrero, which has a population (including its suburbs) of 863,431. Guerrero is México’s 12th largest state in terms of population, and the city of Acapulco is one of México’s most recognized tourist destinations, of particular importance as a port of embarkation and disembarkation for cruise ships.  We believe that these cruise ship passengers could represent a significant portion of the airport’s terminal passengers.

The Acapulco airport operates 24 hours a day.  The airport has two operating runways and six taxiways.  The principal runway has a length of 3,300 meters (10,827 feet), and the auxiliary runway has a length of 1,700 meters (5,577 feet).  The apron servicing commercial aviation accommodates 15 airplanes.  Two of these spaces can accommodate a B-737 model or equivalent, another two can accommodate a B-747-400 model or equivalent and the remaining 11 can accommodate a B-757 model or equivalent.  Three of the 15 spaces have mechanical boarding bridges, and 17 of the spaces have oil pumps.  The apron servicing general aviation accommodates 28 aircrafts.

The runway capacity at the Acapulco airport is 40 air traffic movements per hour.  The airport also has two instrument landing systems on for landing in low visibility on runways 10 and 28, which provide precise guidance to assist aircraft during landing.  The airport occupies a total area of 448.7 hectares (1.73 square miles) and has two buildings, one for commercial aviation and the other for executive or general aviation.  The building for commercial aviation has four floors and occupies a total area of 19,943 square meters (214,666 square feet), of which 1,648 square meters (17,774 square feet) is commercial space.  Besides having the instrument landing system, runway 10-28 has approach lights and flashes on both headers.  Currently, the Acapulco airport has a public parking facility that accommodates 248 vehicles.

The general aviation platform has capacity to park either six aircraft category Bravo (B) and 20 aircraft category Alpha (A) or eight aircraft category Bravo (B) and 12 aircraft category Alpha (A).  It also has two positions for aircraft category Bravo (B) to load and unload.  Additionally, a dual-position area enables both types of aircraft to park in these positions.  Runway 10-28 is 45 meters (148 feet) wide and meets Eco (E).

Due to its technical and geographic characteristics, the Acapulco airport is the primary alternate airport of México City.  The length of the airport’s runway as well as its elevation and average temperature makes it possible to operate airplanes at their maximum passenger, freight and fuel capacities.  There is currently no airport in closer proximity to the airport of México City with better air traffic conditions than those of the Acapulco airport.

Mazatlán International Airport

The Mazatlán airport is our fourth most important airport in terms of passenger traffic.  According to the Mexican Bureau of Civil Aviation, the Mazatlán airport was the 17th busiest airport in México in 2011 in terms of commercial aviation passenger traffic.  In 2009, 2010 and 2011, it accounted for approximately 6.5%, 6.5% and 6.1%, respectively, of our terminal passenger traffic.

In 2009, 2010 and 2011, a total of 743,556, 756,122 and 722,492 terminal passengers, respectively, were served by the Mazatlán airport.  Of the terminal passengers in 2009, 53.1% were domestic, and 46.9% were international.  In 2010, 52.4% were domestic, and 47.6% were international.  In 2011, 55.3% were domestic, and 44.7% were international. The airport’s passengers are predominantly domestic tourists who come from México City, Monterrey and Tijuana among other cities and international tourists who come primarily from the United States and Canada.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 16 commercial airlines operate at the airport (11 regular airlines and 5 charter airlines).  The Mexican regular airlines are Aeroméxico Connect, VivaAerobus, Volaris and Magnicharters.

The non-Mexican regular airlines operating at the airport are Alaska Airlines, US Airways, WestJet, Continental (now United), Mesa Airlines and American Eagle.  The airlines’ operations at the airport serve 11 direct destinations throughout the year on a regular basis.  Of these destinations, México City, Monterrey, Tijuana, Guadalajara and Los Mochis are the domestic routes.  VivaAerobus started operating the Mazatlán-México route on October 1, 2010, and stopped flying the Mazatlán-La Paz route on August 19, 2011.  The international routes are Phoenix, Los Angeles and Houston.  The non-Mexican airlines operate the international routes coming from Phoenix, Los Angeles, Houston and Dallas in the United States and from Calgary, Toronto and Vancouver in Canada.

The Mazatlán airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of 438,434.  Mazatlán is the principal tourist destination of the Sinaloa region, with about 9,600 hotel rooms, according to the Ministry of Tourism.  Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

The Mazatlán airport operates 24 hours a day.  Its runway capacity is 22 air traffic movements per hour.  The airport occupies approximately 458 hectares (1.77 square miles) of land.  The airport’s facilities include a terminal building with a total area of 16,300 square meters (175,453 square feet), of which 1,774 square meters (19,099 square feet) is commercial space.  The airport has a 71,709-square-meter (771,595-square-foot) commercial aviation apron with 10 positions and a 33,669-square-meter (362,268-square-foot) general aviation apron with 60 positions.  In addition, the airport has four air bridges, multiple boarding lounges and a public parking facility that accommodates 157 vehicles.  The airport’s runway is 2,702 meters (8,865 feet) long, with four taxiways that connect the commercial and general aviation platforms and includes an instrument landing system on runway 26.

The Mazatlán airport has been extensively remodeled and upgraded since 2000 in order to improve its operational efficiency and appearance.  Its runway system was completely replaced in 2001, and its platform for general aviation was completely renovated in 2003.  The terminal building was also remodeled to include, among other amenities, tourist information services and new charter flight check-in counters.  The remodeling project was completed in 2003.  Other improvements to the airport included the separation of the arrival and departure areas, general improvements to the international boarding area and a helicopter-landing platform.  In 2010 and 2011, the airport’s inner façade was remodeled to give it a modern appearance.  The main building was also restored to integrate new business concepts and to make an extension of the platform to provide more safety and efficiency to air operations.

On February 14, 2012, the Mazatlán airport was named Best Regional Airport in Latin America and the Caribbean for the period of 2011 by the Airports Council International (ACI).  ACI is the international organization that represents airport interests with governments and agencies, develops standards, practices and policies and provides information and training to raise quality standards in airport management and operations.  It has 580 members operating 1,650 airports in 179 countries and territories.  Since its creation in 2006, the Airport Service Quality Awards (“ASQ Awards”) have become the world’s leading airport passenger satisfaction benchmark, with over 220 airports participating.  The ASQ Awards recognize the best airports in the world based on ACI’s ASQ passenger satisfaction survey.

Zihuatanejo International Airport

The Zihuatanejo airport is our eighth most important airport in terms of passenger traffic.  According to the Mexican Bureau of Civil Aviation, the Zihuatanejo airport was the 24th  busiest airport in México in 2011 in terms of commercial and general aviation passenger traffic.  In 2009, 2010 and 2011, it accounted for approximately 4.7%, 4.3% and 4.1%, respectively, of our terminal passenger traffic.

In 2009, 2010 and 2011, a total of 545,051, 496,523 and 480,613 terminal passengers, respectively, were served by the Zihuatanejo airport.  Of the terminal passengers in 2009, 58.2% were domestic, and 41.8% were international.  In 2010, 57.1% were domestic, and 42.9% were international.  In 2011, 61.4% were domestic, and 38.6% were international.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican economic conditions.

A total of 17 commercial airlines operate at the airport (eight regular airlines and nine charter airlines); the principal domestic airlines are Interjet, Aeroméxico Connect, Magnicharter and Aeromar.  Non-Mexican airlines operating at the airport include Alaska Airlines, Continental (now United) and US Airways.  In 2011, airlines operating at this airport served six regular destinations during the year.  Of these destinations, México City, Toluca, Los Angeles, Houston and Phoenix are the principal direct routes.  The most important seasonal airlines operating at this airport are Air Transat (Montreal, Toronto and Calgary), WestJet (Calgary), Air Canada (Calgary, Toronto and Vancouver) and M.N. Airlines and Delta (Minneapolis).

The Zihuatanejo airport is located approximately 12 kilometers (7 miles) from the city of Zihuatanejo.  Situated in the state of Guerrero and with a population of 118,211 people, the city of Zihuatanejo is one of México’s most attractive tourist destinations, with approximately 6,004 hotel rooms, according to Ministry of Tourism, a marina, world-class golf courses and a growing residential real estate market.

The Zihuatanejo airport operates 14 hours a day, from 7:00 a.m. to 9:00 p.m (local time).  The airport has one runway, which is 2,500 meters (8,202 feet) long with a runway capacity of 20 air traffic movements per hour.  The airport’s facilities include a terminal building encompassing an area of 6,905 square meters (74,325 square feet), including 1,152 square meters (12,402 square feet) of commercial space.  It has a six-position commercial aviation apron, a 30-position general aviation apron and two taxiways.  Currently, the Zihuatanejo airport has a public parking facility that accommodates 180 vehicles.

The quality of services offered at the Zihuatanejo airport has improved as a result of the expansion and renovation of the baggage-claim, passenger waiting and commercial areas.

Regional Destinations

Chihuahua International Airport

The Chihuahua airport is our third most important airport in terms of passenger traffic and air traffic movements and our fourth most important airport in terms of revenues.  According to the Mexican Bureau of Civil Aviation, the Chihuahua airport was the 16th busiest airport in México in 2011 in terms of commercial and general aviation passenger traffic.  In 2009, 2010 and 2011, it accounted for approximately 6.5%, 7.1% and 6.6%, respectively, of our terminal passenger traffic.

In 2009, 2010 and 2011, a total of 745,165, 828,123 and 782,133 terminal passengers, respectively, were served by the Chihuahua airport.  Of the terminal passengers in 2009, 90.8% were domestic, and 9.2% were international.  In 2010, 91.7% were domestic, and 8.3% were international.  In 2011, 91.2% were domestic, and 8.8% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight commercial airlines operate at the airport, of which the principal ones are Aeroméxico, Aeroméxico Connect, Interjet, Volaris, VivaAerobus, American Eagle and Continental (now United).  Aeroméxico Connect started flying to Albuquerque on February 9, 2009, and ended this route on January 8, 2010.  MexicanaLink started flying to Chihuahua, Torreón and Guadalajada on September 17, 2009, and stopped flying these routes on August 23, 2010.  These routes accounted for approximately 0.8% of this airport’s revenues in 2009.  On October 22, 2008, the low-cost airline Volaris began operating a direct route to Toluca.  ClickMexicana started flying to México City with three flights per day as of July 1, 2010, and ended this route on August 28, 2010.  Airlines operating at this airport serve nine destinations.  The principal routes are México City, Monterrey, Guadalajara, Ciudad Juárez, Hermosillo, Torreón, Dallas and Houston.  In September 2010, the low-cost airlines Volaris and Interjet changed the Toluca destination to México City.  VivaAerobus started flying to Guadalajara on February 15, 2010, and ended this route on August 19, 2011.

Mexican regulatory authorities suspended Aerocalifornia’s operations effective July 24, 2008.  This airline accounted for 2.8% of our total terminal passengers in 2008.  Alma ceased its operations after filing for bankruptcy on November 7, 2008.  Alma accounted for 5.21% of our total terminal passengers in 2008.

The Chihuahua airport is located approximately 18 kilometers (11 miles) from the City of Chihuahua, which is the capital of the state of Chihuahua.  The city’s population is 819,543.  The state of Chihuahua ranks fifth largest in terms of GDP.  Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

The Chihuahua airport operates 14 hours a day, from 7:00 a.m. to 9:00 p.m. (local time), with an extended schedule from 5:00 a.m. to 12:00 a.m. (local time).  The airport has two runways, with lengths of 2,620 meters (8,596 feet) and 1,100 meters (3,609 feet), respectively.  The runway system has a capacity of 40 air traffic movements per hour.  The airport also has an instrument landing system on runway 36.  The airport occupies a total area of approximately 921.4 hectares (3.56 square miles).  The airport’s facilities include a terminal building with a total area of approximately 6,292 square meters (67,724 square feet), including 844 square meters (9,086 square feet) of commercial space, a seven-position apron for commercial aviation, a 21-position apron for general aviation, four taxiways, a two-position apron for airfreight and one air bridge.  The airport has four gates for international or domestic flights.  Currently, the Chihuahua airport has a public parking facility that accommodates 272 vehicles.

To accommodate growing demand for airfreight services and an expanding local economy, we completed the construction of a cargo area, which includes a warehouse, a customs office, x-ray zones, storage areas and packaging offices.  We currently operate all international cargo operations at this airport directly.

In September 2011, we began with the expansion of the waiting lounge at the Chihuahua airport from a total area of 875 square meters (9,418 square feet) to an expanded new area of 1,163 square meters (12,518 square feet).  The expansion will lead to increases in capacity and commercial areas.  The project is expected to be completed in May 2012.

Culiacán International Airport

The Culiacán airport is our second most important airport in terms of passenger traffic, air traffic movements and contribution to revenues.  According to the Mexican Bureau of Civil Aviation, the Culiacán airport was the 11th busiest airport in México in 2011 in terms of commercial aviation passenger traffic.  In 2009, 2010 and 2011, it accounted for approximately 9.2%, 9.1% and 9.1%, respectively, of our terminal passenger traffic.

In 2009, 2010 and 2011, a total of 1,062,893, 1,059,904 and 1,070,706 terminal passengers, respectively, were served by the Culiacán airport.  Of the terminal passengers in 2009, 98.6% were domestic, and 1.4% were international.  In 2010, 98.6% were domestic, and 1.4% were international.  In 2011, 98.8% were domestic, and 1.2% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation.  In 2009, 2010 and 2011 commercial aviation accounted for approximately 96.4%, 95.4% and 96.8%, respectively, and general aviation accounted for approximately 3.6%, 4.6% and 3.2%, respectively, of the airport’s terminal passenger traffic.

A total of six commercial airlines regularly operate at the airport:  Volaris, VivaAerobus, Aeroméxico Connect, Interjet, Aeroméxico and Transportes Aeropacífico.  The main destinations served via a direct flight are:  México City, Tijuana, Guadalajara, Monterrey, Hermosillo, La Paz, San José del Cabo and Mexicali.  VivaAerobus started flying to México City on March 1, 2011, but stopped flying that route on July 31, 2011.

The Culiacán airport is located approximately 12 kilometers (7 miles) from the city of Culiacán.  The population of the whole municipality is 994,241.  Culiacán is the capital of the state of Sinaloa, an important producer of beef and agricultural products.  The potential for growth of exports to the United States could generate an increase cargo operations at this airport, though we can offer no assurances that such growth will in fact occur or that cargo operations would increase as a result thereof.

Although the Culiacán airport operates 16 hours a day, from 6:00 a.m. to 10:00 p.m. (local time), it frequently extends its hours of operation to service either cargo operations or late scheduled commercial flights.  Its runway capacity is 12 to 15 air traffic movements per hour.  The airport occupies a total area of 289.9 hectares (1.12 square miles) and has two air bridges.  An additional parcel of 32.5 hectares (0.13 square miles) of land in the southern part of the airport was acquired in 2008 as a strategic land reserve that will allow future runway extension, as contemplated in the airport Master Development Plan.

In 2002, in order to improve efficiency, we completed the construction of a new 8,046-square-meter (86,607-square-foot) terminal that includes 1,217 square meters (13,096 square feet) of commercial space, a boarding lounge, 15 commercial establishments, a 330-space public parking area, a five-position apron for commercial aviation and two air bridges.  In 2009, the commercial apron was reconfigured to simultaneously park up to eight aircraft and still have the capacity to simultaneously accommodate up to five type-C aircraft and at least one type-B (regional) aircraft.

The Culiacán airport also includes military installations.  The presence of these installations amid their operational activity may at some point affect the airport’s runway capacity at peak hours, thus affecting its civil aviation operations.  Military activity has been lately intensive in helicopter usage.

On February 16, 2012, the Culiacán airport entered into a construction process in order to increase its terminal building area by more than 3,000 square meters (32,292 square feet).  The project involves an internal refurbishment of nearly 2,500 square meters (26,910 square feet).  The reconfiguration of the passenger inspection point will optimize its operation, as it will operate with three simultaneous inspection posts that will increase efficiency.  The waiting lounge will also be expanded to 1,856 square meters (19,978 square feet) from 1,130 square meters (12,163 square feet).  Similarly, the available commercial spaces at the completion of the project will increase from 973 square meters (10,473 square feet) to 1,209 square meters (13,014 square feet).

Durango International Airport

In each of 2009, 2010 and 2011, the Durango airport accounted for approximately 1.9%, 1.9% and 1.9%, respectively, of our terminal passenger traffic.

In 2009, 2010 and 2011, a total of 213,394, 217,230 and 227,131 terminal passengers, respectively, were served by the Durango airport.  Of the terminal passengers in 2009, 92.0% were domestic, and 8.0% were international.  In 2010, 91.1% were domestic, and 8.9% were international.  In 2011, 91.3% were domestic, and 8.7% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of three commercial airlines currently operate at the airport:  Aeroméxico Connect, Continental (now United) and Aeromar.  Aeroméxico Connect has operated the Durango-Chicago route using a small aircraft (100 seats) since December 2009.  Aeromar began operating at this airport on April 15, 2011, with two daily flights to México City.

From April to September 2010, MexicanaLink operated in the Durango airport serving the Durango-México route.

Airlines operating at this airport service three direct destinations throughout the entire year and one international seasonal route.  Of these, México City, Tijuana and Houston were the most important routes at the end of the year 2011.

The Durango airport is located approximately 16 kilometers (10 miles) from the City of Durango, which has a population of 582,267.  The state of Durango is rich in natural resources and is México’s leading producer of wood, gold and bentonite and the second leading producer of silver.

The Durango airport operates 14 hours a day, from 6:00 a.m. to 8:00 p.m. (local time).  The airport’s runway is 2,700 meters (8,857 feet) long.  The runway has five taxiways and a capacity of 40 air traffic movements per hour.

The airport’s total area is 552.2 hectares (2.13 square miles).  Its facilities include a 4,000-square-meter (43,056-square-foot) terminal building with 230 square meters (2,475 square feet) of commercial space.  It has a four-position commercial aviation apron, a 26-position general aviation apron and a 142-space public parking area.  The airport has two gates for international or domestic flights.

Improvements to the airport in 2008 included an improved boarding lounge for international and domestic flights, the expansion of the concourse, the expansion of the check-in area, improvement of commercial spaces, the expansion of the public parking lots and the separation of the arrival and departure areas.

In 2010, the Durango airport opened an additional terminal building specifically focused on general aviation passengers, which have increased at an average rate of 9% over the past six years.

San Luis Potosí International Airport

In 2009, 2010 and 2011, the San Luis Potosí airport accounted for approximately 1.8%, 1.9% and 2.1%, respectively, of our terminal passenger traffic.

In 2009, 2010 and 2011, a total of 206,500, 222,854 and 248,645 terminal passengers, respectively, were served by the San Luis Potosí airport.  Of the terminal passengers in 2009, 70.1% were domestic, and 29.9% were international.  In 2010, 65.4% were domestic, and 34.6% were international.  In 2011, 67.6% were domestic, and 32.4% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport:  Aeroméxico Connect, Aeromar, Continental (now United) and American Eagle.  Aeroméxico Connect stopped flying to Monterrey on April 4, 2009.  Aeromar started flying from San Luis Potosí to Monterrey on October 5, 2009, and stopped flying this route on December 17, 2010.  Airlines operating at this airport serve four destinations.  Of these destinations, the airport’s most important direct routes are México City, Dallas and Houston.

The San Luis Potosí airport is located approximately 15 kilometers (9 miles) from the northeast city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of 772,604.  The city of San Luis Potosí is equidistant (approximately300 kilometers (186 miles)) from three of the most important cities in México (México City, Guadalajara and Monterrey).  It is located within an area that represents 80%, in the aggregate, of México’s total economic consumption, making it a natural distribution center for packing and shipping companies.  We are developing efforts to take advantage of this potential for cargo activities.  For example, in 2005, in collaboration with Estafeta Mexicana, S.A. de C.V., a major Mexican airfreight company, we completed the construction of an international cargo facility at this airport, which Estafeta Mexicana now occupies.  Estafeta Mexicana distributes approximately 100,000 shipments to over 2,500 destinations daily, has a network of 415 offices and several concessionaires, operates Boeing 737-300F and Bombardier CRJ aircraft flying daily to 12 domestic and 2 international destinations and maintains 1,500 vehicles for urban and interstate transportation.  The facilities include a three-position platform for cargo activities.

The airport operates 24 hours a day and has two runways and main runway capacity of 20 air traffic movements per hour.  The principal runway is 3,000 meters (9,843 feet) long, and the secondary runway is 1,000 meters (3,281 feet) long.  The airport has a total area of 527.7 hectares (2.04 square miles) and an elevation of 6,070 feet (1,850 meters) above sea level.  The average temperatures at the airport vary from 81°F to 86ºF (27ºC to 30ºC).  With a total area of 527.7 hectares (2.04 square miles), the airport’s facilities include a terminal building with approximately 2,613 square meters (28,126 square feet), including 306 square meters (3,293 square feet) of commercial space, a three-position platform for commercial aviation, a 26-position platform for general aviation, three taxiways, a boarding lounge and a public parking facility that accommodates 222 vehicles.  The airport’s navigational aids include precision approach path indicators, VHF omnidirectional radio and an instrument landing system on runway 14.

The terminal building was remodeled in 2003.  As a result of the improvement and expansion project, the airport’s terminal building now includes additional arrival space of approximately 539 square meters (5,802 square feet) for international and domestic flights.  Further improvements to the airport included the addition of separate domestic and international baggage-claim areas.

Tampico International Airport

According to the Mexican Bureau of Civil Aviation, the Tampico airport was the 20th busiest airport in México in 2011 in terms of commercial and general aviation passenger traffic.  In 2009, 2010 and 2011, it accounted for approximately 4.1%, 3.9% and 4.7%, respectively, of our terminal passenger traffic.

In 2009, 2010 and 2011, a total of 470,304, 451,005 and 548,083 terminal passengers, respectively, were served by the Tampico airport.  Of the terminal passengers in 2009, 91.6% were domestic, and 8.4% were international.  In 2010, 89.9% were domestic, and 10.1% were international.  In 2011, 91.5% were domestic, and 8.5% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

In 2011, the four commercial airlines operating at the airport were Aeroméxico Connect, Interjet, Continental (now United) and VivaAerobus, serving three direct destinations:  México City (Interjet, Aeroméxico Connect and VivaAerobus), Monterrey (Aeroméxico Connect and VivaAerobus) and Houston (Continental (now United)).  On March 25, 2011, VivaAerobus began operating a daily flight to México City.

The Tampico airport serves the industrial zone of Tampico, Ciudad Madero and Altamira, which have a combined population of 706,771. This industrial zone is home to companies in the petroleum and chemical industries.

The Tampico airport operates daily from 6:30 a.m. to 9:30 p.m (local time).  The airport has two runways in operation.  The principal runway is 2,550 meters (8,366 feet) long with a capacity of 22 air traffic movements per hour and includes an instrument landing system, which provides precise guidance to assist aircraft during landing.  The secondary runway is 1,300 meters (4,265 feet) in length.

The airport’s total area is 391.7 hectares (1.51 square miles).  Its facilities include a 6,250-square-meter (67,275-square-foot) terminal building, of which 562 square meters (6,046 square feet) are commercial spaces.  It has a four-position apron for commercial aviation, a 27-position apron for general aviation, two taxiways and a boarding lounge.  During 2009, the position apron for commercial aviation was remodeled, increasing to seven positions its capacity for type-C aircraft.  Currently, the Tampico airport has a public parking facility that accommodates 264 vehicles.

The Tampico airport is located in the middle of the city of Tampico.  As a result, the State of Tamaulipas, along with the cities of Tampico, Ciudad Madero and Altamira, had been promoting a relocation project that would benefit the city of Tampico and improve the area’s air transportation.  The project has been suspended indefinitely by the State of Tamaulipas.

Torreón International Airport

In 2009, 2010 and 2011, the Torreón airport accounted for approximately 3.4%, 2.9% and 3.2%, respectively, of our terminal passenger traffic.

In 2009, 2010 and 2011, a total of 394,377, 338,003 and 375,669 terminal passengers, respectively, were served by the Torreón airport.  Of the terminal passengers in 2009, 86.5% were domestic, and 13.5 % were international.  In 2010, 84.8% were domestic, and 15.2% were international.  In 2011, 86.3% were domestic, and 13.7% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

In 2011, a total of five commercial airlines operated at the airport:  Aeroméxico, Aeroméxico Connect, VivaAerobus, Continental (now United) and American Airlines.  These airlines served six direct destinations:  México City, Chihuahua, Guadalajara, Hermosillo, Houston and Dallas.  MexicanaLink ceased flying its routes from Torreón to México City on August 27, 2010, and cancelled the Guadalajara and Chihuahua routes on February 20, 2010.  On March 1, 2011, VivaAerobus began operating a daily flight to México City.

The Torreón airport is located in the city of Torreón, which is part of the La Laguna region, México’s top dairy-producing region and an important industrial and commercial region, with nearly 300 maquiladoras.  Approximately 639,629 people live in the city of Torreón, and approximately 1.5 million live in La Laguna region.

The Torreón airport operates 18 hours a day, from 7:00 a.m. to 11:59 p.m. (local time).  The airport has two runways.  The principal runway measures 2,750 meters (9,022 feet) in length, and the secondary runway measures 1,300 meters (4,265 feet) in length.  The airport has a runway capacity of 20 air traffic movements per hour.

The airport’s total area is 460 hectares (1.78 square miles).  Its facilities include a terminal building, an eight-position apron for commercial aviation, a 14-position apron for general aviation, two taxiways, two boarding lounges, several VIP lounges and one air bridge.  The terminal building occupies approximately 5,275 square meters (56,780 square feet), including 567 square meters (6,103 square feet) of commercial space.  Currently, the Torreón airport has a public parking facility that accommodates 142 vehicles.

Zacatecas International Airport

In 2009, 2010 and 2011, the Zacatecas airport accounted for approximately 2.2%, 2.3 and 2.1%, respectively, of our terminal passenger traffic.

In 2009, 2010 and 2011, a total of 251,602, 268,577 and 248,029 terminal passengers, respectively, were served by the Zacatecas airport.  Of the terminal passengers in 2009, 65.9% were domestic, and 34.1% were international.  In 2010, 69.3% were domestic, and 30.7% were international.  In 2011, 75.3% were domestic, and 24.7% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

Currently, the two Mexican commercial airlines that operate at the airport are Volaris and Aeroméxico Connect, which serve four direct destinations.  The airport’s domestic routes are México City and Tijuana.  On September 13, 2011, Volaris started a route to México City.  International air traffic was negatively affected by Mexicana de Aviación’s suspension.  Routes from Zacatecas to Oakland, Los Angeles and Chicago were operated by this airline.

Airlines operating at this airport serve four destinations.  Of these destinations, the airport’s most important direct routes are México City, Tijuana, Los Angeles and Chicago.  Volaris and Aeroméxico Connect started flying to Chicago as of November 10, 2011, and December 2, 2011, respectively.

Located in the center of México, the state of Zacatecas (of which the city of Zacatecas is the capital) is México’s leading silver producer and second leading producer of lead, copper, zinc and gold.  The state of Zacatecas has a population of approximately 1.5 million.

The airport currently operates 24 hours a day.  The airport has one runway, which measures 3,000 meters (9,843 feet) in length.  The runway capacity is 20 air traffic movements per hour.

The airport’s total area is 218 hectares (0.84 square miles).  The terminal building is 5,700 square meters (55,972 square feet), of which 651 square meters (7,007 square feet) is commercial area.  It has a three-position apron for commercial aviation, a 12-position apron for general aviation, a boarding lounge and a parking lot with 202 parking spaces.

In June 2010, the airport opened an international arrivals gate with an area of 1,200 square meters (12,917 square feet).  In addition, the airport renovated the old arrivals gate creating a new gate with a total area of 1,867 square meters (20,096 square feet).  This new arrivals gate includes the old arrivals gate, the maneuvering yard for ramp services, an extension of the walkway connector, new offices for government authorities, new carousels for checked-in luggage, air conditioning and new work equipment.  The total amount invested was Ps. 25.0 million.  Before the renovations and expansions, the terminal building had a total surface area of 3,700 square meters (39,826 square feet), of which 331 square meters (3,563 square feet) consisted of commercial areas.

Border Destinations

Ciudad Juárez International Airport

In 2009, 2010 and 2011, the Ciudad Juárez airport accounted for approximately 5.5%, 5.5% and 5.7%, respectively, of our terminal passenger traffic.

In 2009, 2010 and 2011, a total of 631,111, 633,919 and 673,364 terminal passengers, respectively, were served by the Ciudad Juárez airport.  Of the terminal passengers in 2009, 2010 and 2011, 99.8% were domestic.

Four commercial airlines operate at the airport, serving six destinations.  The airport serves six direct routes:  México City, Monterrey, Guadalajara, Chihuahua, Tijuana and Hermosillo.  On July 6, 2009, Aviacsa stopped flying to this airport.  On March 1, 2011, VivaAerobus began a route to México City with a daily flight.

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

The Ciudad Juárez airport operates 14 hours a day, from 7:00 a.m. to 9:00 p.m. (local time).  The airport has two runways.  The principal runway measures 2,700 meters (8,858 feet) in length with a capacity of 20 air traffic movements per hour, and the secondary runway measures 1,750 meters (5,741 feet) in length.

The airport’s total area is 381 hectares (1.47 square miles).  Its facilities include a terminal building of 5,988 square meters (65,501 square feet), consisting of 547 square meters (5,887 square feet) of commercial space, a boarding lounge and two air bridges.  The airport has a seven-position commercial aviation apron, a nine-position general aviation apron, a one-position freight services apron and three taxiways.  The airport has four gates for international and domestic flights.  Currently, Ciudad Juárez International Airport has a public parking facility that accommodates 300 vehicles.

Reynosa International Airport

In 2009, 2010 and 2011, the Reynosa airport accounted for approximately 1.9%, 1.7% and 1.8%, respectively, of our terminal passenger traffic.

In 2009, 2010 and 2011, a total of 215,392, 198,138 and 216,599 terminal passengers, respectively, were served by the Reynosa airport.  Of the terminal passengers in 2009, 2010 and 2011, 99.2%, 99.5% and 99.6%, respectively, were domestic.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

Aeroméxico, Aeroméxico Connect, VivaAerobus and Aeromar operate at the airport serving México City, Veracruz, Poza Rica and Victoria City, respectively.  On October 2, 2009, VivaAerobus started flying from Reynosa, being the first low-cost commercial airline to operate at this airport.  On September 1, 2010, Mexicana de Aviación cancelled operations at this airport.  On June 1, 2011, Aeromar began a route to Victoria City with a daily flight.

The airport is located in Reynosa, a city with a population of 608,891 inhabitants bordering the United States near the Gulf of México.  The city is a major maquiladora center.  We believe that Reynosa’s robust industrial economic activity and proximity to the United States create the potential for growth in air cargo services.  In February 2010, the airport started to operate an important customs facility which may help drive forward the development of air cargo at the Reynosa airport over the long term.  In addition, because Reynosa is a popular entry point to the United States, many of the airport’s passengers consist of Mexican migrant workers traveling to Reynosa in order to seek work in the United States.  Although the airport’s passengers are predominantly domestic, its passenger traffic and results of operations are affected by economic conditions in both México and the United States.

The Reynosa airport operates 12 hours a day, from 7:00 a.m. to 7:00 p.m. (local time).  The airport has one runway, which is 1,900 meters (6,234 feet) in length and has a runway capacity of 18 air traffic movements per hour.

The airport’s total area is approximately 418 hectares (1.61 square miles).  The terminal building is 2,640 square meters (28,416 square feet), which includes 137 square meters (1,471 square feet) of commercial area.  It has a three-position apron for commercial aviation, a 15-position apron for general aviation, two taxiways, one private hangar, a boarding lounge and a public parking area with 150 spaces.  Additionally, in July 2010, a new general aviation terminal building opened for private aviation.  The building was created in order to improve the service of, and attract more, private air business.

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2011, over 10 international airlines and eight Mexican airlines operated flights at our 13 airports.  Grupo Aeroméxico and Interjet operated the most flights at our airports, followed by VivaAerobus and Volaris.  In 2011, revenues from Grupo Aeroméxico and its affiliates totaled Ps. 518.8 million (U.S.$ 37.2 million), revenues from Interjet totaled Ps. 254.8 million (U.S.$ 18.3 million), while revenues from VivaAerobus were Ps. 262.3 million (U.S.$ 18.8 million), and revenues from Volaris amounted to Ps. 122.4 million (U.S.$ 8.8 million), representing 27.7%, 13.6%, 14.0% and 6.5%, respectively, of our aeronautical revenues from airline customers for 2011.  These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines.

Historically, traditional carriers such as Aeroméxico and Mexicana de Aviación had represented a substantial majority of the Mexican commercial airline market.  In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2011, passengers traveling on discount and low-cost carriers, such as VivaAerobus, Interjet and Volaris, accounted for approximately 34.1% of our commercial aviation passenger traffic.  Since air transportation historically has been affordable only to the higher income segments of México’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has the potential to significantly increase the use of air transportation in México.

Aeroméxico was previously owned by the Mexican federal government.  In November 2007, the Mexican Government, through NAFIN and IPAB (Instituto para la Protección al Ahorro Bancario) sold all of its remaining ownership interest in Aeroméxico and its affiliates to a group of investors led by Banamex, a subsidiary of Citigroup.

Grupo Aeroméxico also controls Aeroméxico Connect, which operates at our airports, and Grupo Mexicana previously controlled ClickMexicana and MexicanaLink.  Both airlines previously managed the former largest provider of ramp-handling and baggage-handling services at our airports, Servicios de Apoyo en Tierra, or SEAT, a company governed by a trust controlled by Grupo Aeroméxico and Grupo Mexicana.  SEAT ceased operations on May 11, 2011.  Grupo Aeroméxico created the company Estrategias Especializadas de Negocios, S.A. de C.V., to provide itself with complementary services and also created the company Administradora Especializada en Negocios, S.A. de C.V., to render services to third parties.  Both companies have been authorized by the Mexican Bureau of Civil Aviation and are in operation as of May 12, 2011.

Aeroméxico and Mexicana de Aviación, along with Aeromar and Aeroméxico Connect, have in the past refused to pay certain increases in our airport service charges.  In December 2001, we entered into an agreement with the National Air Transportation Board and the Ministry of Communications and Transportation, pursuant to which we settled existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Under the agreement, the National Air Transportation Board agreed to cause our principal airline customers to enter into (i) contracts governing charges for certain aeronautical services and (ii) lease contracts for property used by the airlines.  Although our agreement with the National Air Transportation Board expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until December 31, 2008, at which time we entered into a new agreement with the National Air Transportation Board that offered incentives, including discounts, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports.  We entered into a new agreement covering the period from August 1, 2009, to December 31, 2011.  As of April 18, 2012, we continued to charge our principal airline customers in accordance with the terms of this agreement.  At this time, we are in the process of negotiating a new agreement with the National Air Transportation Board.

In April 2006, Mexican regulatory authorities suspended the operations of Aerocalifornia, which accounted for approximately 7.1% of our revenues in 2005, due to safety concerns relating to the carrier’s fleet of aircraft.  Although Aerocalifornia resumed limited operations in August 2006, it accounted for only 2.6% of our revenues in 2006 as a result of such suspension and for 3.6% in 2007.  Mexican regulatory authorities again suspended Aerocalifornia’s operations effective July 24, 2008, for failure to evidence payment of certain duties, and as a result Aerocalifornia accounted for only 1.5% of our revenues in 2008.  To date, Aerocalifornia has not resumed any part of its operations.  Any similar suspension affecting our principal airline customers could have a material adverse effect on our results of operations.

The following chart sets forth our principal air traffic customers as of December 31, 2011.

Principal Air Traffic Customers	Percentage of 2010 Aeronautical Revenues	Percentage of 2011 Aeronautical Revenues

Domestic:
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	29.6%	31.8%
VivaAerobus	14.1%	15.3%
Interjet	9.7%	15.1%
Volaris	5.6%	7.4%
Grupo Aeromonterrey	2.4%	2.8%
Aeromar	1.7%	1.2%
I.C.C.S.	0.5%	1.1%
Grupo Mexicana (Mexicana de Aviación, ClickMexicana and MexicanaLink)	10.5%	0.1%
Aviacsa	0.5%	0.3%
Other	8.1%	9.1%
Total Domestic	82.7%	84.2%

International:
Continental (now United)	6.1%	5.6%
American Airlines (including American Eagle)	4.0%	3.8%
Alaska Airlines	1.7%	1.5%
Delta	1.2%	1.3%
US Airways (formerly America West (including Mesa))	0.2%	1.1%
Charters	0.7%	0.7%
Other	3.4%	1.8%
Total International	17.3%	15.8%
Total	100.0%	100.0%

Complementary Services Customers

As of December 31, 2011, our principal complementary services clients are three principal providers of ramp-handling and baggage-handling services, Menzies Aviation, AGN Aviation Services and Administradora Especializada en Negocios, which provided Ps. 7.2 million, 4.2 million and 3.1 million, respectively, of revenues in the form of access fees in 2011.  Although Menzies has become the primary provider of complementary services in our airports, we earn only a nominal portion of this revenues from Menzies.

Our primary catering client is Aerococina, S.A. de C.V., which provided Ps. 0.8 million in revenues in the aggregate in the form of access fees in 2011.

Principal Non-Aeronautical Services Customers

As of December 31, 2011, we were party to approximately 1,017 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time-share sales and promotions services and tourist information and promotion services.  As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers.  In 2011, our largest commercial customers were Publitop (advertising), Aerocomidas (food and beverage), Dufry (duty free), Aeroboutiques (duty paid stores), Wings (food and beverage), Federal Express (leasing of warehouse space), Aeroméxico, American Express (VIP lounges for commercial aviation passengers), Estafeta (leasing of landing space) and ICCS (VIP lounges for executive aviation passengers).

Seasonality

Our business is subject to seasonal fluctuations.  In general, demand for air travel is typically higher during the summer months and during the winter holiday season, particularly in international markets, because there is more vacation travel during these periods.  Our results of operations generally reflect this seasonality but have also been impacted by numerous other factors that are not necessarily seasonal, including economic conditions, war or threat of war, weather, air traffic control delays and general economic conditions, as well as the other factors discussed above.  As a result, our operating results for a quarterly period are not necessarily indicative of operating results for an entire year, and historical operating results are not necessarily indicative of future operating results.

Competition

Excluding our airports servicing tourist destinations, our airports currently are the only major airports in the geographic areas that they serve and generally do not face significant competition.

However, since the Acapulco, Mazatlán and Zihuatanejo airports are substantially dependent on tourists, these airports face competition from competing tourist destinations.  We believe that the main competitors to these airports are those airports serving vacation destinations in México, such as Los Cabos, Cancún and Puerto Vallarta, and abroad, such as in Florida, Puerto Rico, Cuba, Jamaica, the Dominican Republic, other Caribbean islands and Central America.

The relative attractiveness of the locations we serve is dependent on many factors, some of which are beyond our control.  These factors include the general state of the Mexican economy, and to a significant degree, the U.S. economy and the attractiveness of other commercial and industrial centers in México, which may affect the attractiveness of Monterrey and other growing population centers in our airport group, such as Ciudad Juárez and San Luis Potosí.  In addition, with respect to Acapulco, Mazatlán and Zihuatanejo, these factors include promotional activities and pricing policies of hotel and resort operators, weather conditions, natural disasters (such as hurricanes and earthquakes) and the development of new resorts that may be considered more attractive.  There can be no assurance that the locations we serve will continue to attract the same level of passenger traffic in the future.

The Mexican Airport and Auxiliary Services agency currently operates 11 small airports in México’s northern region, which collectively served 777,200 passengers in 2011, representing an increase of 9.6% from 2010 traffic, mainly as a result of the increases in passenger traffic transported to and from Tamuín National Airport and Matamoros International Airport.

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  Historically, Aeropuerto del Norte has been used solely for general aviation operations.  The state of Nuevo León has requested in the past, that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations.  To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  However, there can be no assurance that the Ministry of Communications and Transportation will not authorize such an amendment and that commercial aviation flights will not operate from Aeropuerto del Norte in the future.  In addition, we understand that Aeropuerto del Norte is not capable of accommodating commercial passenger traffic with its current infrastructure.

In addition, the Mexican government could grant new concessions to operate existing government-managed airports or authorize the construction of new airports, which could compete directly with our airports.  Any competition from other such airports could have a material adverse effect on our business and results of operations.

REGULATORY FRAMEWORK

Sources of Regulation

The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:

●	the Mexican Airport Law, enacted December 22, 1995;

●	the regulations under the Mexican Airport Law (Reglamento del la Ley de Aeropuertos), enacted February 17, 2000;

●	the Mexican Communications Law (Ley de Vias Generales de Comunicación), enacted February 19, 1940;

●	the Mexican Civil Aviation Law (Ley de Aviación Civil), enacted May 12, 1995;

●	the regulations under the Mexican Civil Aviation Law (Reglamento de la Ley de Aviación Civil), enacted December 7, 1998;

●
the Mexican Federal Duties Law (Ley Federal de Derechos), enacted December 31, 1981, which may be revised on an annual basis and stipulates the applicable basis and rate for calculating the concession fee and duties payable under the current budget;

●	the Mexican National Assets Law (Ley de Bienes Nacionales), enacted May 20, 2004;

●	the concessions that entitle our subsidiaries to operate our 13 airports for a term of 50 years beginning on November 1, 1998;

●	the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica), enacted December 24, 1992; and

●	the regulations under the Mexican Federal Economic Competition Law (Reglamento de la Ley Federal de Competencia Económica), enacted October 12, 2007.

The Mexican Airport Law and the regulations under the Mexican Airport Law establish the general framework regulating the construction, operation, maintenance and development of Mexican airport facilities.  The Mexican Airport Law’s stated intent is to promote the expansion, development and modernization of México’s airport infrastructure by encouraging investment and competition.

Under the Mexican Airport Law, the holder of a concession granted by the Ministry of Communications and Transportation is required to construct, operate, maintain and develop a public service airport in México.  A concession generally must be granted pursuant to a public bidding process, except for:  (i) concessions granted to either (a) entities considered part of “the federal public administration” as defined under Mexican law or (b) private companies whose principal stockholder may be a state or municipal government; (ii) concessions granted to operators of private airports (who have operated privately for five or more years) wishing to begin operating their facilities as public service airports; and (iii) complementary concessions granted to existing concession holders.  Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand.  On June 29, 1998, the Ministry of Communications and Transportation granted 13 concessions to operate, maintain and develop the 13 principal airports in México’s Central North region to our subsidiaries.  Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process.  However, the process of selling Series BB shares currently representing 14.7% of our capital stock to our strategic stockholder pursuant to the privatization process was conducted through a public bidding process.  Each of our concessions was amended on September 12, 2000, in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.

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

On May 20, 2004, a new Mexican National Assets Law was adopted and published in the Official Gazette of the Federation that, among other things, establishes regulations relating to concessions on real property held in the public domain, including the airports that we operate.  The new Mexican National Assets Law establishes new grounds for revocation of concessions for failure to pay the applicable taxes, but does not specify which taxed must be paid, including whether certain taxes to municipalities must be paid by the concessionaire.

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

Role of the Ministry of Communications and Transportation

The Ministry of Communications and Transportation is the principal regulator of airports in México and is authorized by the Mexican Airport Law to perform the following functions:

●	plan, formulate and establish the policies and programs for the development of the national airport system;

●	construct, administer and operate airports and airport-related services for the public interest;

●	grant, modify and revoke concessions for the operation of airports;

●	establish air transit rules and rules regulating take-off and landing schedules through the Mexican air traffic control authority;

●	take all necessary action to create an efficient, competitive and non-discriminatory market for airport-related services and set forth the minimum operating conditions for airports;

●	establish safety regulations;

●	close airports entirely or partially when safety requirements are not being satisfied;

●	monitor airport facilities to determine their compliance with the Mexican Airport Law, other applicable laws and the terms of the concessions;

●	maintain the Mexican aeronautical registry for registrations relating to airports;

●	impose penalties for failure to observe and perform the rules under the Mexican Airport Law, the regulations thereunder and the concessions;

●	approve any transaction or transactions that directly or indirectly may result in a change of control of a concession holder;

●	approve the master development programs prepared by each concession holder every five years;

●	determine each airport’s maximum rates;

●	approve any agreements entered into between a concession holder and a third party providing airport or complementary services at its airport; and

●	perform any other function specified by the Mexican Airport Law.

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

The concessions held by our subsidiary concession holders allow the relevant concession holder, during the term of the concession, to:  (i) operate, maintain and develop its airport and carry out any necessary construction in order to render airport, complementary and commercial services as provided under the Mexican Airport Law and its regulations; and (ii) use and develop the assets that comprise the airport that is the subject of the concession (consisting of the airport’s real estate and improvements but excluding assets used in connection with fuel supply and storage).  These assets are government-owned assets, subject to the Mexican National Assets Law.  Upon expiration of a concession, the use of these assets, together with any improvements thereto, automatically revert to the Mexican government.

Concession holders are required to provide airport security, which must include contingent and emergency plans in accordance with the regulations under the Mexican Airport Law.  The security regulations shall be implemented in accordance with the requirements set forth in the National Program for Airport Security.  In addition, the regulations pertaining to the Mexican Airport Law specify that an airport concession holder is responsible for the inspection of passengers and carry-on luggage prior to approaching the departure gates and specify that the transporting airline is responsible for the inspection of checked-in luggage and cargo.  If public order or national security is endangered, the competent federal authorities are authorized to act to protect the safety of aircraft, passengers, cargo, mail, installations and equipment.  On June 1, 2010, the Mexican Bureau of Civil Aviation, along with the Ministry of Communications and Transportations, established new regulations for carry-on luggage.  The new regulations contain a list of prohibited items and restrictions on liquids, gels and aerosols.  These rules apply to carry-on luggage on both domestic and international flights.

The International Civil Aviation Organization established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports to facilitate our airline customers’ compliance with the new baggage-screening guidelines.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., operates the checked-baggage screening system as of March 1, 2012.  The airlines that do not utilize our services continue to screen baggage by hand in order to comply with the baggage-screening guidelines.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus subject to potential liability, if Mexican law changes in the future.

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

Classification of Services Provided at Airports

The Mexican Airport Law and its regulations classify the services that may be rendered at an airport into the following three categories:

●
Airport Services.  Airport services may be rendered only by the holder of a concession or a third party that has entered into an agreement with the concession holder to provide such services.  These services include the following:

●	the use of airport runways, taxiways and aprons for landing, aircraft parking and departure;

●	the use of hangars, passenger walkways, transport buses and car parking facilities;

●	the provision of airport security services, rescue and firefighting services, ground traffic control, lighting and visual aids;

●	the general use of terminal space and other infrastructure by aircraft, passengers and cargo; and

●
the provision of access to an airport to third parties providing complementary services (as defined in the Mexican Airport Law) and third parties providing permanent ground transportation services (such as taxis).

●
Complementary Services.  Complementary services for which the airlines are r?esponsible may be rendered by an airline, by the airport operator or by a third party under agreements with airlines and the airport operator.  These services include:  ramp and handling services, checked-baggage screening, aircraft security, catering, cleaning, maintenance, repair and fuel supply (provided exclusively by the Mexican Airport and Auxiliary Services agency) and related activities that provide support to air carriers.

●
Commercial Services.  Commercial services involve services that are not considered essential to the operation of an airport or aircraft and include, among other things, the leasing of space to retailers, restaurants and banks and advertising.

Third parties rendering airport, complementary or commercial services are required to do so pursuant to a written agreement with the relevant concession holder.  We have entered into agreements with third parties for security and surveillance services, ramp-handling and baggage-handling services and checked-baggage services only.  We provide all other airport, complementary and commercial services ourselves.  All agreements relating to airport or complementary services are required to be approved by the Ministry of Communications and Transportation.  The Mexican Airport Law provides that the concession holder is jointly liable with these third parties for compliance with the terms of the relevant concession with respect to the services provided by such third parties.  All third-party service providers are required to be corporations incorporated under Mexican law.

Airport and complementary services are required to be provided to all users in a uniform and regular manner, without discrimination as to quality, access or price.  Concession holders are required to provide airport and complementary services on a priority basis to military aircraft, disaster-support aircraft and aircraft experiencing emergencies.  Airport and complementary services are required to be provided at no cost to military aircraft and aircraft performing national security activities.  Except for the airport, corporate and commercial services mentioned in the prior paragraph, the concession holders have not and do not provide complementary services as these services are provided by third parties.

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

Every five years, we are required to submit to the Ministry of Communications and Transportation for approval a master development program for each of our concessions describing, among other matters, our strategy, traffic forecasts, and expansion, modernization and maintenance plans for the following 15 years.  Each master development program is required to be updated every five years and resubmitted for approval to the Ministry of Communications and Transportation.  Upon such approval, the master development program is deemed to constitute a part of the relevant concession.  Any major construction, renovation or expansion of an airport may only be made pursuant to a concession holder’s master development program or upon approval by the Ministry of Communications and Transportation.  Information required to be presented in the master development program includes:

●	airport growth and development expectations;

●	15-year projections for air traffic demand (including passenger, cargo and operations);

●	construction, conservation, maintenance, expansion and modernization programs for infrastructure, facilities and equipment;

●	a binding five-year detailed investment program and planned major investments for the following 10 years;

●	descriptive airport plans specifying the distinct uses for the corresponding airport areas;

●	any financing sources; and

●	environmental protection measures.

The concessions require the concession holder to prepare and submit the concession holder’s master development program in a 24-month period and consider the necessary requirements of the airport users in the preparation of the master development program as well as the opinions of air carriers and operations and timetable’s committee.  The concession holder must submit a draft of the master development program to such committee and air carriers for their review and comments six months prior to its submission for approval to the Ministry of Communications and Transportation.  Further, the concession holder must submit, six months prior to the expiration of the five-year term, the new master development program to the Ministry of Communications and Transportation.  The Ministry of Communications and Transportation may request additional information or clarification as well as seek further comments from airport users.  The Ministry of Defense may also opine on the master development programs.

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

Pursuant to the terms of our concessions, we are required to comply with the investment obligations under the master development programs on a year-by-year basis, and the Ministry of Communications and Transportation is entitled to review out compliance thereunder (and apply sanctions accordingly) on a year-by-year basis.  Although historically the Ministry of Communications and Transportation has indicated its intent to review our compliance with these obligations on an aggregate five-year basis, we understand that the Ministry may also conduct more limited reviews of our compliance with our obligations on a year-by-year basis going forward.

During 2010, we negotiated the master development program for the 2011 to 2015 period with the Ministry of Communications and Transportation for each of our subsidiary concession holders.  This five-year program is in effect from January 1, 2011, until December 31, 2015.

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

Since January 1, 2000, all of our revenues from aeronautical services have been subject to a price regulation system established by the Ministry of Communications and Transportation.  This price regulation system establishes a “maximum rate” for each airport for every year in a five-year period.  The “maximum rate” is the maximum amount of revenues per “workload unit” that may be earned at an airport each year from regulated revenue sources.  Under this regulation, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.  We are able to set the specific prices for regulated services, other than complementary services and the leasing of space to airlines, for each of our airports, every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport does not exceed the maximum rate per workload unit at that airport on an annual basis.  Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic increase the workload units permit greater revenues overall within each five-year period for which maximum rates are established.

In 2011, approximately 67.0% of our total revenues were earned from aeronautical services subject to price regulation under the maximum rates.  Approximately 76.1% of the sum of our aeronautical and non-aeronautical revenues were earned from aeronautical services subject to price regulation under the maximum rates.

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

Historical Maximum Rates and Maximum Rates for 2011 through 2015

In 2000, the Ministry of Communications and Transportation set each airport’s maximum rates for the period from January 1, 2001, through December 31, 2005, in connection with the process for the opening of México’s airports to private investment.  These initial maximum rates are set forth in the concession for each airport.  In December 2005, the Ministry of Communications and Transportation set new airport maximum rates for the period from January 1, 2006, through December 31, 2010.  In December 2010, the Ministry of Communications and Transportations set airport maximum rates for the period from January 1, 2011, through December 31, 2015.

The following tables set forth the maximum rates for each of our airports for the periods indicated under our 2006 to 2010 master development programs and under the master development programs that went into effect as of January 1, 2011.  These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.”

Historical Maximum Rates(1)

	Year Ended December 31,
	2006	2007	2008	2009	2010
Acapulco	176.18	174.85	173.54	172.24	170.94
Ciudad Juárez	137.66	136.62	135.60	134.59	133.58
Culiacán	152.35	151.22	150.08	148.95	147.83
Chihuahua	149.32	148.20	147.08	145.98	144.89
Durango	170.14	168.86	167.59	166.34	165.09
Mazatlán	174.86	173.56	172.25	170.96	169.68
Monterrey	140.91	139.85	138.8	137.77	136.74
Reynosa	159.58	158.39	157.20	156.02	154.85
San Luis Potosí	119.13	118.24	117.35	116.48	115.60
Tampico	168.78	167.52	166.27	165.02	163.77
Torreón	172.26	170.96	169.68	168.40	167.14
Zacatecas	178.51	177.17	175.84	174.52	173.21
Zihuatanejo	179.84	178.49	177.14	175.82	174.50

(1)
Expressed in constant pesos as of December 31, 2011, as required by the maximum rate regulation. The maximum rate for each succeeding year from 2006 is reduced by the efficiency factor of 0.75% per year.

Current Maximum Rates(1)

	Year Ended December 31,
	2011	2012	2013	2014	2015
Acapulco	193.44	192.09	190.74	189.41	188.09
Ciudad Juárez	151.33	150.27	149.22	148.18	147.14
Culiacán	161.45	160.32	159.20	158.08	156.97
Chihuahua	154.30	153.21	152.14	151.08	150.01
Durango	184.86	183.56	182.27	181.00	179.73
Mazatlán	179.81	178.56	177.30	176.06	174.83
Monterrey	150.82	149.77	148.72	147.68	146.65
Reynosa	174.78	173.56	172.34	171.13	169.93
San Luis Potosí	130.18	129.27	128.36	127.47	126.57
Tampico	175.60	174.37	173.15	171.94	170.74
Torreón	183.53	182.24	180.96	179.70	178.45
Zacatecas	195.82	194.45	193.08	191.73	190.38
Zihuatanejo	195.12	193.75	192.40	191.06	189.71

(1)
Expressed in constant pesos as of December 31, 2011, as required by the maximum rate regulation. The maximum rate for each succeeding year from 2011 is reduced by the efficiency factor of 0.70% per year.

Methodology for Determining Future Maximum Rates

The Rate Regulation provides that each airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:

●
Projections for the following 15 years of workload units (each of which is equivalent to one terminal passenger or 100 kilograms (220 pounds) of commercial cargo), operating costs and expenses related to services subject to price regulation and pre-tax earnings from services subject to price regulation.  The concessions provide that projections for workload units and expenses related to regulated services are to be derived from the terms of the relevant concession holder’s master development program for the following 15 years.

●
Projections for the following 15 years of capital expenditures related to regulated services, based on air traffic forecasts and quality of standards for services to be derived from the master development programs.

●
Reference values, which initially were established in the concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value.

●
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

●
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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (México City).  On December 31, 2011, the daily minimum wage in México City was Ps. 59.82.  As a result, the maximum penalty at such date could have been Ps. 2.99 million (U.S.$ 0.21 million) per airport.

Our concessions provide that, during 2000 and 2001, the calculation of workload units included only terminal passengers.  Beginning January 1, 2002, the Ministry of Communications and Transportation established that the calculation of workload units would also include commercial cargo for subsequent years.  The current workload unit calculation is therefore equal to one terminal passenger or 100 kilograms (220 pounds) of commercial cargo.

Special Adjustments to Maximum Rates

Once determined, each airport’s maximum rates are subject to special adjustment only under the following circumstances:

●
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

●
Macroeconomic conditions.  A concession holder may also request an adjustment in its maximum rates if, as a result of a decrease of at least 5% in Mexican GDP in a 12-month period, the workload units processed in the concession holder’s airport are less than that projected when its master development program was approved.  To grant an adjustment under these circumstances, the Ministry of Communications and Transportation under the master development program must have already allowed the concession holder to decrease its projected capital improvements as a result of the decline in passenger traffic volume.  There can be no assurance that any request on these grounds would be approved.

●
Increase in concession tax under Mexican Federal Duties Law.  An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates.  There can be no assurance that any request on these grounds would be approved.

●
Failure to make required investments or improvements.  The Ministry of Communications and Transportation is required to review annually each concession holder’s compliance with its master development program (including the provision of services and the making of capital investments).  If a concession holder fails to satisfy any of the investment commitments contained in its master development program, the Ministry of Communications and Transportation is entitled to decrease the concession holder’s maximum rates and assess penalties.

●
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

The Mexican Airport Law provides that any person or group directly or indirectly acquiring control of a concession holder is required to obtain the consent of the Ministry of Communications and Transportation to such control acquisition.  For purposes of this requirement, control is deemed to be acquired in the following circumstances:

●	if a person acquires 35% or more of the shares of a concession holder;

●	if a person has the ability to control the outcome of meetings of the stockholders of a concession holder;

●	if a person has the ability to appoint a majority of the members of the Board of Directors of a concession holder; or

●	if a person by any other means acquires control of an airport.

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

Penalties and Termination and Revocation of Concessions and Concession Assets

Termination of Concessions

Under the Mexican Airport Law and the terms of the concessions, a concession may be terminated upon any of the following events:

●	the expiration of its term;

●	the surrender by the concession holder;

●	the revocation of the concession by the Ministry of Communications and Transportation;

●	the reversion of the Mexican government-owned assets that are the subject of the concession (principally real estate, improvements and other infrastructure);

●	the inability to achieve the purpose of the concession, except in the event of force majeure;

●	the dissolution, liquidation or bankruptcy of the concession holder; or

●	the failure by the concession holder to satisfy the shareholding obligations set forth in the concession.

Following a concession’s termination, the concession holder remains liable for the performance of its obligations during the term of the concession.

Revocation of Concessions

A concession may be revoked by the Ministry of Communications and Transportation under certain conditions, including:

●	the failure by a concession holder to begin operating, maintaining and developing an airport pursuant to the terms established in the concession;

●	the failure by a concession holder to maintain insurance as required under the Mexican Airport Law;

●	the assignment, encumbrance, transfer or sale of a concession, any of the rights thereunder or the assets underlying the concession in violation of the Mexican Airport Law;

●	any alteration of the nature or condition of an airport’s facilities without the authorization of the Ministry of Communications and Transportation;

●
use, with a concession holder’s consent and without the approval of air traffic control authorities, of an airport by any aircraft that does not comply with the requirements of the Mexican Civil Aviation Law, that has not been authorized by the Mexican air traffic control authority or that is involved in the commission of a felony;

●	knowingly appointing a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws;

●	the failure by the concession holder to pay the Mexican government the concession tax;

●	the failure by the concession holder to beneficially own at least 51% of the capital stock of its subsidiary concession holders;

●	a violation of the safety regulations established in the Mexican Airport Law and other applicable laws;

●	a total or partial interruption of the operation of an airport or its airport or complementary services without justified cause;

●	the failure to maintain the airport’s facilities;

●	the provision of unauthorized services;

●	the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third-party service provider;

●	charging prices higher than those registered with the Ministry of Communications and Transportation for regulated services or exceeding the applicable maximum rate;

●	any act or omission that impedes the ability of other service providers or authorities to carry out their functions within the airport; or

●	any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

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

According to the Mexican National Assets Law, México’s national patrimony consists of private and government-owned assets of México.  The surface area of our airports and improvements on such space are considered government-owned assets.  A concession concerning government-owned assets may be “rescued,” or revert to the Mexican government prior to the concession’s expiration, when considered necessary for the public interest.  In exchange, the Mexican government is required to pay compensation as determined by expert appraisers.  Following a declaration of “rescue,” or reversion, the assets that were subject to the concession are automatically returned to the Mexican government.

In the event of war, public disturbances or threats to national security, the Mexican government may assume the operations (through a process known as requisa) of any airport, airport and complementary services as well as any other airport assets.  Such government action may exist only during the duration of the emergency.  Except in the case of war, the Mexican federal government is required to compensate all affected parties for any damages or losses suffered as a result of such government action.  If the Mexican government and a concession holder cannot agree as to the appropriate amount of damages or losses, the amount of damages shall be determined by experts jointly appointed by both parties, and the amount of losses shall be determined based on the average net income of the concession holder during the previous year.

The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (México City) may be assessed for failures to comply with the terms of a concession.  On December 31, 2011, the daily minimum wage in México City was Ps. 59.82.  As a result, the maximum penalty at such date could have been Ps. 23.9 million (U.S.$ 1.7 million) per airport.

Consequences of Termination or Revocation of a Concession

Upon termination, whether as a result of expiration or revocation, the real estate and fixtures that were the subject of the concession automatically revert to the Mexican government.  In addition, upon termination, the Mexican federal government has a preemptive right to acquire all other assets used by the concession holder to provide services under the concession at prices determined by expert appraisers appointed by the Ministry of Communications and Transportation.  Alternatively, the Mexican government may elect to lease these assets for up to five years at fair market rates as determined by expert appraisers appointed by the Mexican government and the concession holder.  In the event of a discrepancy between appraisals, a third expert appraiser must be jointly appointed by the Mexican government and the concession holder.  If the concession holder does not appoint an expert appraiser, or if such appraiser fails to determine a price, the determination of the appraiser appointed by the Mexican government will be conclusive.  If the Mexican government chooses to lease the assets, it may thereafter purchase the assets at their fair market value, as determined by an expert appraiser appointed by the Mexican government.

The Mexican Communications Law, however, provides that upon expiration, termination or revocation of a concession, all assets necessary to operate the airports will revert to the Mexican government at no cost and free of any liens or other encumbrances.  There is substantial doubt as to whether the provisions of our concessions would prevail over those of the Mexican Communications Law.  Accordingly, there can be no assurance that upon expiration or termination of our concessions, the assets used by our subsidiary concession holders to provide services at our airports will not revert to the Mexican government, free of charge, together with government-owned assets and improvements permanently attached thereto.

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

●
parties who hold permits to operate civil aerodromes and intend to transform the aerodrome into an airport so long as (i) the proposed change is consistent with the national airport development programs and policies, (ii) the civil aerodrome has been in continuous operation for the previous 5 years and (iii) the permit holder complies with all requirements of the concession;

●
current concession holders when necessary to meet increased demand so long as (i) a new airport is necessary to increase existing capacity, (ii) the operation of both airports by a single concession holder is more efficient than other options, and (iii) the concession holder complies with all requirements of the concession;

●	current concession holders when it is in the public interest for their airport to be relocated;

●	entities in the federal public administration; and

●	commercial entities in which local or municipal governments have a majority equity interest if the entities’ corporate purpose is to manage, operate, develop and/or construct airports.

Environmental Matters

Regulation

Our operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment.  The major federal environmental laws applicable to our operations are:  (i) the General Law of Ecological Equilibrium and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente) or the “General Environmental Law,” and its regulations, which are administered by the Ministry of the Environment and Natural Resources and enforced by the Ministry’s enforcement branch, the Federal Attorney for Environmental Protection (Procuraduría Federal de Protección al Ambiente); (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos), or the “Law on Waste”, which is also administered by the Ministry of the Environment and Natural Resources and enforced by the Federal Office for the Protection of the Environment; and (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission, also a branch of the Ministry of the Environment and Natural Resources.

Under the General Environmental Law, regulations have been enacted concerning air pollution, environmental impact, noise control, hazardous waste, environmental audits and natural protected areas.  The General Environmental Law also regulates, among other things, vibrations, thermal energy, soil contamination and visual pollution, although the Mexican government has not yet issued enforceable regulation on the majority of these matters.  The General Environmental Law also provides that companies that contaminate soils are responsible for their clean-up.  Further, according to the Law on Waste, which was published in October 2004, owners and/or possessors of real property with soil contamination are jointly and severally liable for the remediation of such contaminated sites, irrespective of any recourse or other actions such owners and/or possessors may have against the contaminating party, and aside from the criminal or administrative liability to which the contaminating party may be subject.  Restrictions on the transfer of contaminated sites also exist.  The Law on Waste also regulates the generation, handling and final disposal of hazardous waste.

Pursuant to the National Waters Law, companies that discharge wastewaters into national water bodies must comply with, among other rules, maximum permissible contaminant levels in order to preserve water quality.  Periodic reports on water quality must be provided to competent authorities.  Liability may result from the contamination of underground waters or recipient water bodies.  The use of underground waters is subject to restrictions pursuant to our concessions and the National Waters Commission.

In addition to the foregoing, Official Mexican Standards (Normas Oficiales Mexicanas), which are technical standards issued by competent regulatory authorities pursuant to the General Meteorology and Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish standards relating to air emissions, wastewater discharges, the generation, handling and disposal of hazardous waste and noise control, among other issues.  Official Mexican Standards on soil contamination and waste management are currently being developed and may be enacted in the near future.  With respect to soil contamination, we assess the environmental impact and attempt to find solutions in accordance with the Federal Attorney for Environmental Protection, which allows us to carry out our projects and activities in accordance with Mexican law.

The Federal Attorney for Environmental Protection can bring administrative, civil and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities and impose a variety of sanctions.  Companies in México are required to obtain proper authorizations, licenses, concessions or permits from competent environmental authorities for the performance of activities that may have an impact on the environment or that may constitute a source of contamination.  Companies in México are also required to comply with a variety of reporting obligations that include, among others, providing the Federal Attorney for Environmental Protection and the National Waters Commission, as applicable, with periodic reports regarding compliance with various environmental laws.

Prior to the opening of México’s airports to private investment, the Federal Attorney for Environmental Protection required that environmental audits be performed at each of our airports.  Based on the results of these audits, the Federal Attorney for Environmental Protection issued recommendations for improvements and corrective actions to be taken at each of our airports.  In connection with the transfer of the management of our airports from our predecessor, we entered into environmental compliance agreements with the Federal Attorney for Environmental Protection on January 1, 1999, and July 12, 2000, pursuant to which we agreed to comply with a specific action plan and adopt specific actions within a determined time frame.

The Federal Attorney for Environmental Protection has confirmed that we have complied with all of the relevant environmental requirements derived from the aforementioned environmental audits, and has renewed compliance certificates for all of our airports.  These certificates, which are known as Environmental Quality Certificates (Certificados de Calidad Ambiental), certify compliance with applicable Mexican environmental laws, regulations and applicable Official Mexican Standards and must be renewed on a biannual basis.

Environmental Certification

In 2011, we received ISO 14001:2004 environmental certification for our 13 airports under the multisite scheme.  This certification recognizes us as a company that is committed to sound environmental practices.  The ISO 14001:2004 certification provides each of the 13 airports in the group with an environmental management system, including methodology for self-evaluation and confirming compliance with our environmental policy.

Also in 2011, we were selected to be one of the members of the new Sustainability Index by the Mexican Stock Exchange.  The Mexican Stock Exchange Sustainability Index members were selected from among the 70 most traded stocks on the Mexican Stock Exchange based on criteria of corporate governance, environmental management and social responsibility.

Liability for Environmental Noncompliance

The legal framework of environmental liability applicable to our operations is generally outlined above.  Under the terms of our concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to November 1, 1998, and for any failure by the Mexican Airport and Auxiliary Services agency prior to November 1, 1998, to comply with applicable environmental laws and with its agreements with Mexican environmental authorities.  Although there can be no assurance, we believe that we are entitled to indemnification for any liabilities related to actions that our predecessor was required to perform or refrain from performing under applicable environmental laws and under their agreements with environmental authorities.

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

Regulatory Changes Proposed by México’s Antitrust Commission

On October 1, 2007, the Chairman of the Competition Commission released an independent report on the competitiveness of México’s airports relative to each other and to international airports.  The Chairman’s report made the following recommendations as ways to increase efficiency at Mexican airports:

●	make economic efficiency a basis of tariff regulation for new concessions;

●	include income from commercial services as one of the factors in determining tariffs for new concessions;

●	strengthen the independence of the regulatory agency and increase the transparency of airport regulation;

●	promote greater efficiency in scheduling at airports with heavy volumes of passenger traffic;

●	promote greater competition between airports;

●	eliminate the Mexican Airport and Auxiliary Services agency’s role as exclusive fuel service provider;

●	eliminate barriers to entry for taxi providers at airports; and

●	be mindful of vertical integration among airports and airlines.

The Ministry of Communications and Transportation issued a response to the Competition Commission Chairman’s report that noted, among other matters, that according to its own calculations, México’s airport charges were lower than 36 of the 50 international airports against which they were compared.  We also issued a joint press release along with the other two Mexican airport groups, Grupo Aeroportuario del Pacifico and Aeropuertos del Sureste, questioning the calculations and the comparisons drawn in the Competition Commission Chairman’s report and stating that we are committed to participate in a comprehensive review of the report in order to demonstrate our commitment to the efficient development of the airport sector.  In addition, after the Competition Commission Chairman’s report was released, on October 1, 2007, initiatives were introduced in México’s Congress to make several reforms to the Mexican Airport Law that, if enacted, could have a material adverse effect on us.

On February 26, 2009, a legislative initiative was filed with the Chamber of Representatives (Cámara de Diputados) of the Congress of the Mexican Union (Congreso de la Unión) by representantives of PRD (Partido de la Revolución Democrática), PT (Partido del Trabajo) and CONVERGENCIA.

This initiative seeks to reform a substantial part of the current Mexican Airport Law, which regulates airport-related matters.  The initiative was sent to the Transport and Communications Commissions of the Congress to be analyzed and, if each commission determines that the initiative includes all the elements necessary to reform the law, then the initiative will be submitted to the Congress for its approval.  On March 25, 2010, the Transport and Communications Commissions released a negative opinion on this initiative.  The negative opinion was submitted to Congress for its approval but was dismissed on April 20, 2010.  Should the current Mexican Airport law be amended with respect to matters that are related to our operations, such amendment could have a material impact on our operations.

As of April 18, 2012, no such regulatory changes had been enacted.  Although we do not expect that the Competition Commission Chairman’s report or the congressional initiative will result in any regulatory changes in the short term, there can be no assurance that changes to the airport regulatory framework will not occur in the future.

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of December 31, 2011, including our direct and indirect ownership interest in each:

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description
Aeropuerto de Acapulco, S.A. de C.V.	México	100	Holds concession for Acapulco International Airport
Aeropuerto de Ciudad Juárez, S.A. de C.V.	México	100	Holds concession for Ciudad Juárez International Airport
Aeropuerto de Culiacán, S.A. de C.V.	México	100	Holds concession for Culiacán International Airport
Aeropuerto de Chihuahua, S.A. de C.V.	México	100	Holds concession for Chihuahua International Airport
Aeropuerto de Durango, S.A. de C.V.	México	100	Holds concession for Durango International Airport
Aeropuerto de Mazatlán, S.A. de C.V	México	100	Holds concession for Mazatlán International Airport
Aeropuerto de Monterrey, S.A. de C.V.	México	100	Holds concession for Monterrey International Airport
Aeropuerto de Reynosa, S.A. de C.V.	México	100	Holds concession for Reynosa International Airport
Aeropuerto de San Luis Potosí, S.A. de C.V.	México	100	Holds concession for San Luis Potosí International Airport
Aeropuerto de Tampico, S.A. de C.V.	México	100	Holds concession for Tampico International Airport
Aeropuerto de Torreón, S.A. de C.V.	México	100	Holds concession for Torreón International Airport
Aeropuerto de Zacatecas, S.A. de C.V.	México	100	Holds concession for Zacatecas International Airport
Aeropuerto de Zihuatanejo, S.A. de C.V.	México	100	Holds concession for Zihuatanejo International Airport
Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	México	100	Provider of administrative and other services at certain of our airports.

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description
Operadora de Aeropuertos del Centro Norte, S.A. de C.V.	México	100	Provider of operational services to our concessionaries.
Holding Consorcio Grupo Hotelero T2, S.A. de C.V.	México	100
Holds 90% of the shares of the Consortium to develop and operate an NH-branded hotel and commercial areas inside the new Terminal 2 of México City International Airport.  NH Hoteles, S.A. de C.V., a Spanish company, owns the other 10%.

Consorcio Grupo Hotelero T2, S.A. de C.V.	México	90
Holds a 20-year lease agreement with México City International Airport to develop and operate a 287-room, 5-star hotel and more than 5,000 square meters (53,820 square feet) in commercial space inside Terminal 2.

Servicios Corporativos Terminal T2, S.A. de C.V.	México	90	Provider of administrative and other services to Consorcio Grupo Hotelero T2, S.A. de C.V.
Servicios Complementarios del Centro Norte, S.A. de C.V.	México	100	Provider of complementary services.
OMA Logística, S.A. de C.V.	México	100	Develops and operates commercial areas in our concessionaries.
Servicios Aero Especializados del Centro Norte, S.A. de C.V.	México	100	Provider of administrative and other services at certain of our airports.

PROPERTY, PLANT AND EQUIPMENT

Pursuant to the Mexican General Law of National Assets, all real estate and fixtures in our airports are owned by the Mexican government.  Each of our concessions is scheduled to terminate in 2048, although each concession may be extended one or more times for up to an aggregate of an additional 50 years.  The option to extend a concession is subject to our acceptance of any changes to such concession that may be imposed by the Ministry of Communications and Transportation and our compliance with the terms of our current concessions.  Upon expiration of our concessions, these assets automatically revert to the Mexican government, including improvements we may have made during the terms of the concessions, free and clear of any liens and/or encumbrances, and we will be required to indemnify the Mexican government for damages to these assets, including any improvements thereon, except for those caused by normal wear and tear.

We use the property constituting our airports pursuant to our concessions.  Our corporate headquarters are located on the property of our Monterrey airport.

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events.  We also maintain general liability insurance but do not maintain business-interruption insurance.  Among other insurance policies, we carry a U.S.$ 50.0 million insurance policy covering damages to our property resulting from certain terrorist acts and a U.S.$ 1.0 billion policy covering personal and property damages to third parties.  We also carry a U.S.$ 200.0 million insurance policy covering damage to our assets and infrastructure generally.

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

Our consolidated financial statements included in this annual report are prepared in accordance with IFRS, as issued by IASB. Our date of transition to IFRS was January 1, 2010.  These consolidated annual financial statements are our first financial statements prepared in accordance with IFRS. IFRS 1—”First-time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements. A description of the effects of our transition from MFRS to IFRS on our financial information is presented in Note 24 to our audited consolidated financial statements. The financial information for 2010 differs from the information we previously published for 2010, because it is presented in accordance with IFRS.

Overview

We hold concessions to operate, maintain and develop 13 airports in México, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government.  The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers.  For example, approximately 67.0% of our total revenues in 2011 were earned from aeronautical services and approximately 76.1% of the sum of our aeronautical and non-aeronautical revenues in 2011 were earned from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation and the specific prices that we negotiate with airlines for the provision of aeronautical services.  The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.  In evaluating our aeronautical revenues, we focus principally on workload units, which measure volume, and aeronautical revenues per workload unit, which measures the contribution to aeronautical revenues from each workload unit.

We also derive revenues from non-aeronautical activities, which principally relate to the commercial activities carried out at our airports, such as the operation of parking facilities, advertising and the leasing of space to restaurants and retailers.  Our revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation (though they may be subject to regulation by other authorities).  Thus, our non-aeronautical revenues are principally affected by the passenger volume at our airports and the mix of commercial activities carried out at our airports.  We evaluate our non-aeronautical revenues by analyzing changes in overall non-aeronautical revenues and changes in non-aeronautical revenues per terminal passenger.

Faced with the difficult environment in 2008 and 2009, we undertook initiatives aimed at sustaining the level of our aeronautical and non-aeronautical revenues.  These include (i) ending the special incentive program at the Monterrey airport in August 2008; (ii) expanding and improving commercial operations inside our airports; and (iii) investing in commercial businesses related to airports such as the investment in the Terminal 2 NH Hotel.  The first initiative contributed to the growth in aeronautical revenues per passenger, and the last two initiatives contributed to the growth in both aeronautical revenues per passenger and non-aeronautical revenues per passenger.

During 2011, our business initiatives were focused on maximizing aeronautical revenues through (i) the promotion of route development and the optimization of rates; (ii) improving the commercial offering and the passenger experience inside our airport terminals; (iii) growing our business OMA Carga in order to increase non-aeronautical revenues; (iv) increasing the operations of our current businesses related to airports such as the Terminal 2 NH Hotel; and (v) generating new sources of non-aeronautical revenues (real estate).

Recent Developments

Possible Amendments to the Mexican Airport Law.

On December 14, 2011, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law.  As of the date of this report, the amendments to the Mexican Airport Law have not been enacted.  Among others, the bill proposes that the Ministry of Communications and Transportation, acting in its capacity as airport authority will have additional authority to (i) plan and apply the standards, policies and programs for the Mexican airport system to effectuate the proper operation of civil aviation in Mexico and (ii) establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports.  The Ministry of Communications and Transportation would also be authorized to verify compliance with the Mexican Airport Law, the Civil Aviation Law, the international treaties and applicable rules and regulations and will also be responsible for the proper operation of the Mexican Airport Registry.  Under this bill, the Ministry could:  (i) require the opinion of the Competition Commission regarding the granting of new concessions; and (ii) consider economic efficiency and reductions in user costs when granting airport concessions.  Likewise, under this bill, complementary services (such as ramp, traffic, fuel supply, aircraft repair and maintenance) in an airport concessionaire must be rendered on a competitive basis.

Under this bill, concessions would be granted for an initial period of up to 50 years, and could be extended for additional periods, without exceeding 50 years more.  The aforementioned extension would be subject to:  (i) compliance in all respects with the conditions stated in the concession; (ii) the favorable opinion of a commission composed of members of the Ministry of Defense, the Attorney General’s Office, the Navy and the Ministry of Communications and Transportation; (iii) the request of the extension five years prior to the expiration of the concession; and (iv) the acceptance of the new conditions set by the Ministry.

If this bill is approved, every concession title, permit and authorization granted before the commencement of these amendments would have to be modified in accordance with this bill, within the next calendar year of the commencement date of the bill.  We cannot predict whether any of these amendments will be adopted or, if adopted, the impact they would have on us, including whether these amendments would result in a change to our maximum rates.

Issuance of Ps. 1,300.0 Million in 5-year Notes

On July 14, 2011, we issued Ps. 1,300.0 million in 5-year peso-denominated notes (certificados bursátiles) in the Mexican market.  The interest rate on the notes is the 28-day Mexican Interbank Equilibrium Rate, or TIIE, plus 70 basis points. We used the net proceeds of the offering to prepay Ps. 1,011.3 million in existing debt and its commissions.  The balance of the net proceeds was used to fund committed investments under our Master Development Program for our 13 airports, as well as to make strategic investments.  The Offering Supplement is being filed under exhibit 2.2 herewith.

Adoption of IFRS

All Mexican issuers (except financial institutions) are required to adopt IFRS, as issued by the IASB, as their accounting standard no later than fiscal years beginning on or after January 1, 2012, with early adoption permitted.  We adopted IFRS early in our financial information as of January 1, 2011.  Our transition period to IFRS began on January 1, 2010.  A description of the effects of our transition from MFRS to IFRS on our financial information is presented in Note 24 to our audited consolidated financial statements.

AMR Corporation Bankruptcy Filing

On November 29, 2011, AMR Corporation, the parent company of American Airlines and American Eagle, announced that AMR Corporation and certain of its U.S.-based subsidiaries filed for bankruptcy protection in the United States.  AMR Corporation generated 3.9% of our revenues from January 1, 2011, to December 31, 2011, of which American Airlines accounted for 3.6% and American Eagle accounted for 0.3%.  As a percentage of our total passenger traffic, AMR Corporation generated 3.0%, of which American Airlines accounted for 2.1% and American Eagle accounted for 0.9% during the same period.  As of the date of this report, American Airlines and American Eagle have continued to operate normally in our airports, and we have continued to collect amounts due from them in compliance with existing contractual arrangements, and therefore we have not increased our reserve for doubtful accounts; however, we cannot assure you that American Airlines and American Eagle will continue to make payments during the pendency of their parent’s bankruptcy proceedings.

Zacatecas Airport Solar Park

In January 2012, we began with a project for the construction of a solar park at Zacatecas airport.  The main objective of the solar park is the generation of sustainable electrical energy through state-of-the-art technology in solar panels and solar parabolic concentrators.

The solar park installation uses two different photovoltaic generation technologies: rigid monocrystalline silicon panels and photovoltaic parabolic concentrators, each with an installed capacity of 100 Kw in a land area of approximately 4,000 square meters (43,056 square feet), which will be capable of generating more than 300,000 Kw/h per year to the airport.  This amount is enough to satisfy half of the airport’s total electricity requirements.

The decrease in CO2 emissions will be 160 tons, equal to planting 2,000 trees every year during the useful life of the solar park. The annual electricity consumption savings at the Zacatecas airport will be Ps. 0.4 million.

The project is expected to be completed and begin operation during the second half of 2012.

Operating Results

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps. 13.95 per U.S.$ 1.00, the noon buying rate for Mexican pesos on December 30, 2011, as published by the U.S. Federal Reserve.

Passenger and Cargo Volumes

In 2011, approximately 84.8% of the terminal passengers using our airports were domestic. Domestic traffic increased by 3.4% and international traffic decreased by 7.4% as compared to 2010.  In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States.  Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.  Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volume for the periods indicated.

	Year Ended December 31,
	2010	2011
Domestic terminal passengers(1)	9,660.2	9,988.3
International terminal passengers(1)	1,927.5	1,784.3
Total terminal passengers(1)	11,587.7	11,772.6
Cargo units(1)	908.5	886.0
Total workload units(1)	12,496.2	12,658.6
Change in total terminal passengers(2)	0.6%	1.6%
Change in workload units(2)	2.1%	1.3%

Aeronautical revenues(3)	1,652.6	1,870.2
Change in aeronautical revenues(2)	8.2%	13.2%
Aeronautical revenues per workload unit	132.2	147.7
Change in aeronautical revenues per workload unit(1)(2)	6.0%	11.7%

Non-aeronautical revenues(3)	491.8	588.7
Change in non-aeronautical revenues(2)	33.3%	19.7%
Non-aeronautical revenues per terminal passenger	42.4	50.0
Change in non-aeronautical revenues per terminal passenger(2)	38.1%	17.9%
Non-aeronautical revenues per terminal passenger, excluding hotel services(4)	33.8	37.9
Change in non-aeronautical revenues per terminal passenger, excluding hotel services(2) (4)	10.1%	12.1%

(1)
In thousands.  One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo.  Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(2)	In each case, as compared to previous period.
(3)	In millions of pesos.
(4)	Figures presented for comparison purposes, as revenues from hotel services do not increase as a function of terminal passengers.

In 2011, we served 11.8 million terminal passengers, of which 10.0 million were domestic and 1.8 million were international, and approximately 0.2 million were transit passengers.

Classification of Revenues

We classify our revenues into three categories:  revenues from aeronautical services, revenues from non-aeronautical services and revenues from construction services.  Historically, a substantial majority of our total revenues have been derived from aeronautical services.  For example, in 2011, 67.0% of our total revenues were derived from aeronautical services, and the remainder of our revenues was derived from non-aeronautical services and construction services.  Aeronautical services represented 76.1% of the sum of our aeronautical and non-aeronautical revenues.

Our revenues from aeronautical services is subject to price regulation under the applicable maximum rate at each of our airports and principally consist of passenger charges, aircraft landing and parking charges, airport security charges, passenger walkway charges, the leasing of space in our airports to airlines (other than first class/VIP lounges and other similar activities not directly related to essential airport operations) and complementary services (i.e., fees from handling and catering providers, permanent ground transportation operators and access fees from fuel providers at our airports).

Our revenues from non-aeronautical services is not subject to price regulation under our maximum rates and generally includes revenues earned from:  (i) commercial activities, such as car parking (which may be subject to certain municipal regulations, but not to our maximum rates), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as advertising, retail and duty-free store operators, food and beverage providers, car rental agencies, timeshare companies, and fees collected from other miscellaneous sources, such as financial services providers, telecommunications providers and other passenger services providers; (ii) diversification activities, which include revenues earned by the operation of the Terminal 2 NH Hotel of México City International Airport, OMA Carga operations (air cargo logistics services) and real estate services; and (iii) complementary activities, which principally include the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations, as well as fees for access to federal zones.

We recognize revenues from construction services derived from the improvements made to airports that are included in our master development plan.  Revenues from construction services are determined based on our arrangement with the Mexican government, since on one hand, we build and improve airports according to the terms of our master development plan, and on the other, the Mexican government grants us the right to earn an income for the airport services that we provide.

For a detailed description of the components of our aeronautical and non-aeronautical revenue categories, see “Item 4.  Information on the Company—Business Overview—Our Sources of Revenues.”

Fluctuations in the Peso

Between January 4, 2010, and December 30, 2011, the peso fluctuated from Ps. 12.91 per U.S.$ 1.00 to Ps. 13.95 per U.S.$ 1.00, reaching Ps. 14.25 per U.S.$ 1.00 on November 25, 2011.  From September 30, 2010, to March 31, 2011, the peso appreciated by approximately 5.4%, from Ps. 12.60 per U.S.$ 1.00 to Ps. 11.92 per U.S.$ 1.00.  Between March 31, 2011, and September 30, 2011, the peso fluctuated between Ps. 11.92 and Ps. 13.77 per U.S.$ 1.00.  It began to appreciate, reaching Ps. 13.13 per U.S.$ 1.00 on April 18, 2012.

A depreciation of the peso affects our business in the following ways:  (i) international passengers and international flights pay tariffs denominated in U.S. dollars, and these tariffs are generally collected in Mexican pesos 30-60 days following the date of each flight, thus the depreciation of the Mexican peso had a positive impact on our results from operations which are denominated in Mexican pesos; and (ii) as of December 31, 2011, we had U.S.$ 17.8 million of liabilities denominated in US dollars, causing foreign-exchange losses.  Any depreciation in the peso may cause additional foreign-exchange losses.

Aeronautical Revenues

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit (a workload unit is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services.  See “Item 4.  Regulatory Framework—Aeronautical Service Regulation” for a description of our maximum rates and the rate setting procedures for future periods.  The maximum rates for our airports have been determined for each year through December 31, 2015.

The following table sets forth our revenues from aeronautical services for the periods indicated.

Aeronautical Revenues

	Year Ended December 31,
	2010		2011
	Amount	%	Amount	%
	(millions of pesos, except percentages)
Aeronautical Revenues:
Passenger charges	1,288.7	78.1	1,516.7	81.1
Landing charges	102.8	6.2	101.3	5.4
Aircraft parking charges	88.1	5.3	80.7	4.3
Airport security charges	20.6	1.2	21.8	1.2
Passenger walkway charges	19.0	1.1	21.2	1.1
Leasing of space to airlines	133.4	8.1	128.5	6.9
Total Aeronautical Revenues	1,652.6	100.0	1,870.2	100.0

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and the leasing of space to airlines, every three months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenues per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers.  Historically, our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers.  In 2011, passenger charges represented 81.1% of our aeronautical services revenues.  In 2011, aeronautical services represented 67.0% of our total revenues and 76.1% of the sum of our aeronautical and non-aeronautical revenues.

We seek to offer incentives, including significant discounts on charges for aeronautical services, to encourage carriers to establish new routes and take other measures expected to increase passenger traffic at our airports.  The Mexican Airport Law prevents discriminatory pricing, so incentives we offer must be available to any carrier meeting the conditions specified for those incentives.  In 2011, we offered incentives to Aeroméxico Connect and VivaAerobus to encourage them to establish new routes.  We may continue to offer further incentives in the future.

For example, on November 22, 2006, we delivered a notice to the Mexican National Air Transportation Board and the Mexican Bureau of Civil Aviation setting forth certain criteria that carriers operating at the Monterrey airport must meet in order to qualify for an incentive package that included a discount equal to Ps. 75.00 per departing terminal passenger on passenger charges (representing approximately 40% of our usual passenger charge).

We offered this incentive only to airlines meeting the criteria set forth above that notified us in writing of their intent to take advantage of the incentive program within 180 days from the delivery of the notice on November 22, 2006.

VivaAerobus was the only airline that took advantage of these incentives.  VivaAerobus established its corporate and operational headquarters at the Monterrey airport.  In December 2006, VivaAerobus commenced operations with two aircraft operating nine routes.  By December 2007, VivaAerobus had 19 destinations with five aircraft operating in their fleet and was serving seven of our airports from Monterrey.  By the end of 2008, VivaAerobus had a seven-plane fleet and an increase in its routes.  The principal routes served by VivaAerobus at the Monterrey airport are Veracruz, Cancún, Mérida, Culiacán, Villahermosa and Chihuahua.  VivaAerobus opened its first international route to Austin, Texas, which started flying in May 2008.

We believe that our participation in this agreement resulted in a decrease in our aeronautical revenues per terminal passenger in 2007 and 2008, and on September 10, 2008, we agreed with VivaAerobus to terminate the program.  As a result, we will no longer provide financial incentives to VivaAerobus for the traffic it generates at Monterrey.

In December 2001, we entered into an agreement with the National Air Transportation Board and the Ministry of Communications and Transportation, pursuant to which we settled existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Under the agreement, the National Air Transportation Board agreed to cause our principal airline customers to enter into (i) contracts governing charges for certain aeronautical services and (ii) lease contracts for property used by the airlines.  Although our agreement with the National Air Transportation Board expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until December 31, 2008, at which time we entered into a new agreement with the National Air Transportation Board that offered incentives, including discounts, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports.  We entered into a new agreement covering the period from August 1, 2009, to December 31, 2011.  As of April 18, 2012, we continued to charge our principal airline customers in accordance with the terms of this agreement.  At this time, we are in the process of negotiating a new agreement with the National Air Transportation Board.

There can be no assurance that any such initiatives undertaken in the future will be carried out or will increase our passenger traffic volume or our revenues.

In 2011, our aeronautical revenues represented approximately 96.0% of the amount we were entitled to earn under the maximum rates applicable to all of our airports.  To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenues, this percentage could decrease.  There can be no assurance that we will be able to collect substantially all of the revenues we are entitled to earn from services subject to price regulation in the future.

Non-Aeronautical Revenues

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services.  The contribution to our total revenues from non-aeronautical services was 21.1% in 2011.  Our non-aeronautical revenues per terminal passenger increased from Ps. 42.4 in 2010 to Ps. 50.0 in 2011.  The contribution from our non-aeronautical revenues represented 23.9% of the sum of our aeronautical and non-aeronautical revenues, and our non-aeronautical revenues per terminal passenger increased from Ps. 33.8 in 2010 to Ps. 37.9 in 2011, due primarily to the increase and improvement of commercial activities (principally advertising) in all of our airports.

The following table sets forth our revenues from non-aeronautical activities for the periods indicated.

Non-Aeronautical Revenues

	Year Ended December 31,
	2010		2011
	Amount	%	Amount	%
	(millions of pesos, except percentages)
Non-Aeronautical Revenues:
Commercial activities:
Car parking charges	110.7	22.5	113.4	19.3
Advertising	46.6	9.5	75.4	12.8
Retail operations	39.8	8.1	40.1	6.8
Food and beverage operations	32.8	6.7	35.8	6.1
Car rentals	32.4	6.6	34.9	5.9
Time share	15.6	3.2	15.3	2.6
Duty-free operations	11.1	2.3	11.8	2.0
Financial services	3.6	0.7	4.0	0.7
Communications	3.0	0.6	3.1	0.5
Passenger services	2.3	0.5	3.0	0.5
Total commercial activities	297.9	60.7	336.8	57.2
Diversification activities:
Hotel services	99.8	20.3	142.1	24.1
OMA Carga	21.6	4.3	25.4	4.4
Real estate services	0.3	0.1	0.6	0.1
Total diversification activities	121.7	24.7	168.1	28.6
Complementary activities:
Leasing of space(1)	42.3	8.6	51.2	8.7
Other	6.9	1.4	6.6	1.1
Total complementary activities	49.2	10.0	57.8	9.8
Recovery of costs(2)	23.0	4.6	26.0	4.4

Total non-aeronautical revenues	491.8	100.0	588.7	100.0

(1)	Includes the leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)	Recovery of costs consists of utility and maintenance charges that are transferred to airlines and other tenants in our airports.

The majority of our non-aeronautical revenues are derived from commercial activities, which represented 57.2% of our non-aeronautical revenues in 2011.  Commercial activities include car parking (which may be subject to government regulation, but not to our maximum rates), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as advertising, retail store, food and beverage providers, car rental agencies, timeshare companies, duty free store operators and fees collected from other miscellaneous sources, such as financial services providers, telecommunications providers and other passenger services providers.

On an individual basis, our most important source of non-aeronautical revenues is hotel services provided by Terminal 2 NH Hotel of Mexico City International Airport, which represented 24.1% of our non-aeronautical revenues in 2011 and is part of our diversification activities.  Other than hotel services, diversification activities include OMA Carga operations (air cargo logistics services) and real estate services.

Complementary activities represented 9.8% of our non-aeronautical revenues in 2011.  These activities principally include the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations; as well as fees for access to federal zones.

Operating Costs

The following table sets forth our operating costs and certain other related information for the periods indicated.

Operating Costs

	Year ended December 31,
	2010		2011
	Amount	% Change	Amount	% Change
	(millions of pesos, except percentages)
Operating Costs:
Cost of services:
Employee costs	138.1	N/A	149.9	8.5
Maintenance	61.3	N/A	72.3	17.9
Safety, security & insurance	86.1	N/A	100.6	16.8
Utilities	115.9	N/A	133.3	15.0
Allowance for doubtful accounts	174.5	N/A	10.9	(93.8)
Maintenance provision	64.2	N/A	165.7	170.8
Hotel services costs	20.5	N/A	23.7	15.6
Other	88.6	N/A	111.9	22.2
Total cost of services	749.2	N/A	768.3	2.5
Construction costs	430.0	N/A	330.9	(23.1)
Administrative expenses	380.5	N/A	432.3	13.6
Technical assistance fees	47.6	N/A	55.2	16.0
Concession taxes	103.1	N/A	116.0	12.5
Depreciation and amortization:
Depreciation(1)	24.8	N/A	28.9	16.5
Amortization(2)	124.4	N/A	136.2	9.5
Total depreciation and amortization	149.2	N/A	165.1	10.7
Other expenses (income), net	(5.7)	N/A	2.6	(145.6)
Total operating costs	1,853.9	N/A	1,870.4	0.9

(1)	Reflects depreciation of fixed assets.
(2)	Reflects amortization of our concessions and rights to use airport facilities.

Cost of Services

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and other miscellaneous expenses. Our cost of services has increased from Ps. 749.2 million in 2010 to Ps. 768.3 million in 2011.  This increase in cost of services was principally due to costs associated with the maintenance provision, which increased from Ps. 64.2 million in 2010 to Ps. 165.7 million in 2011, and the operation of the Terminal B building at the Monterrey airport, which was only in operation for four months in 2010 versus a full year in 2011.

Construction Costs

We invest in additions and upgrades to our concession assets in accordance with our Master Development Plan.  As our construction costs are equal to our revenues from construction services, we do not have a cash impact on our results of operations.

Administrative Expenses

Our administrative expenses consist primarily of personnel expenses, fees and expenses paid to consultants and other providers of professional services and other miscellaneous expenses.  Administrative expenses increased from Ps. 380.5 million in 2010 to Ps. 432.3 million in 2011.  The increase of 13.6% from 2010 to 2011 was principally due to the increase in personnel expenses and fees paid to providers of professional services.

Our operating expenses have been, and we believe that they will continue to be, funded entirely from our results of operations.

Technical Assistance Fee and Concession Tax

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers technical assistance and technological and industry knowledge and experience to us in exchange for a fee.  The technical assistance fee for each of 2001 and 2002 was fixed at U.S.$ 5.0 million (adjusted annually for U.S. inflation).  For the remainder of the contract term, the fee is equal to the greater of U.S.$ 3.0 million adjusted annually for inflation (measured by the U.S. consumer price index) or 5% of our annual consolidated operating income (calculated prior to deducting the technical assistance fee, taxes and depreciation and amortization).

Beginning November 1, 1998, we became subject to Article 232-A of the Mexican Federal Duties Law, which requires that the holders of concessions pay a tax for the use of state-owned assets.  This tax is currently equal to 5% of the gross annual revenues of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession.  The concession tax may be revised at any time by the Mexican government, and there can be no assurance that this tax will not increase in the future.  If the Mexican government increases the concession tax, we are entitled to request an increase in its maximum rates from the Ministry of Communications and Transportation; however, there can be no assurance that the Ministry of Communications and Transportation would honor any such request.

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions.  In 2011, our depreciation and amortization expenses increased by 10.7%, as compared to 2010, as a result of the increase in investment improvements to concession assets during 2011.

The value of our concessions was determined in June 2000, when SETA won the bid to acquire Series BB shares currently representing 14.7% of our capital stock, based on the value assigned by the independent company INGENIAL.  In addition, we depreciate the value of certain fixed assets that we acquire or build at our airports pursuant to the investment requirements under our master development programs.

Capital Expenditures

In 2011, capital expenditures were Ps. 385.0 million.  We funded our capital expenditures through cash flows from operations and debt, and we believe that we will continue to do so in the future.  See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Employee Statutory Profit Sharing

We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws (“PTU”).  Under this regime, 10% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees other than the chief executive officer.  In 2010 and 2011 we calculated our obligations in respect of employee statutory profit sharing amount to be Ps. 3.1 million and Ps. 3.2 million, respectively.

Taxation

On October 1, 2007, the Business Flat Tax was enacted, and it went into effect on January 1, 2008.  Business Flat Tax applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the Business Flat Tax, less certain authorized deductions.  Business Flat Tax payable is calculated by subtracting certain tax credits from the tax determined.  Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008.  The Business Flat Tax rate for 2011 is 17.5%.  We recognize deferred taxes based on the Mexican Income Tax (Impuesto sobre la renta) or Business Flat Tax that we expect to pay in the future.  We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences.

In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007.

In November 2009, the Mexican legislative branch approved the 2010 Mexican Tax Reform Law.  The law was published in the Official Gazette of the Federation on December 7, 2009.

Under the 2010 Mexican Tax Reform Law, the corporate income tax rate was increased from 28% to 30% for the period from January 1, 2010, through December 31, 2012, and will then be scaled back to 29% in 2013, and finally back to 28% in 2014 and future years.

The 2010 Mexican Tax Reform Law contains reform provisions that may have a significant impact on many organizations with operations in México.  Areas of Mexican tax law impacted include:  income tax rates, the tax consolidation regime, research and development tax credits, taxes on cash deposits, the excise tax and the value-added tax.  Other than the impact on our deferred income taxes resulting from the changes in the corporate income tax rates described above, the reform provisions included in the 2010 Mexican Tax Reform Law did not affect us.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated:  the percentage that the Mexican peso devalued or appreciated against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate and the percentage that Mexican GDP changed as compared to the previous period.

	Year Ended December 31,
	2010	2011
(Appreciation) depreciation of the Mexican peso as computed to the U.S. dollar(1)	(5.5)%	12.9%
Mexican inflation rate(2)	4.4%	3.8%
U.S. inflation rate(3)	1.5%	3.0%
Increase in Mexican GDP(4)	5.5%	3.9%

(1)
Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de México, or the Mexican Central Bank, at the end of each period, which were as follows:  Ps. 12.38 per U.S.$ 1.00 as of December 31, 2010, and Ps. 13.95 per U.S.$ 1.00 as of December 30, 2011.

(2)
Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican Central Bank.  The year-end Mexican Consumer Price Index was 99.742 in 2010 and 103.551 in 2011.

(3)	As reported by the U.S. Department of Labor, Bureau of Labor Statistics.
(4)	In real terms, as reported by the Mexican Central Bank.

Due to the relatively low rate of inflation in México in recent years, inflation has not had a material impact on our revenues or results of operations during 2010 and 2011.  However, the general condition of the Mexican economy, the devaluation of the peso as compared to the U.S. dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, the following:

Depreciation and amortization expense.  IFRS requires us to revalue our non-monetary assets to give effect to inflation when it approaches or exceeds 100%, in addition to other qualitative factors.  The restatement of these assets in periods of hyperinflation increases the carrying value of these assets in pesos, which in turn increases the related depreciation expense and risk of impairments.

Passenger charges.  Passenger charges for international passengers are currently denominated in U.S. dollars (although invoiced and paid in Mexican pesos), while passenger charges for domestic passengers are denominated in pesos.

Exchange gains and losses.  As required by IFRS, our consolidated statement of comprehensive income reflects gains and losses from foreign exchange transactions and could be impacted by exchange rates (to the extent of our foreign currency transactions).

Maximum rates in pesos.  Our passenger charges for international passengers are denominated in U.S. dollars, but are invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight.

Cash flows.  Our cash flows are affected by changes in exchange rates as a result of holding monetary assets and liabilities in foreign currencies.

Operating Results by Segment

The following table sets forth our results of operations for the periods indicated for each of our principal airports and our hotel.

Operating Results by Segment(1)

	Year Ended December 31,
	2010	2011
	(millions of pesos, except percentages)
Monterrey:
Revenues:
Aeronautical services	731.4	843.8
Non-aeronautical services	209.6	250.7
Construction services	192.0	184.6
Total revenues	1,133.0	1,279.1
Operating costs:
Costs and administrative expenses	741.9	927.5
Construction costs	192.0	184.6
Depreciation and amortization	53.7	58.1
Total operating costs	987.6	1,170.1
Income from operations	145.4	109.0
Operating margin(2)	12.8%	8.5%

Acapulco:
Revenues:
Aeronautical services	115.4	103.7
Non-aeronautical services	22.1	22.0
Construction services	44.4	4.9
Total revenues	181.9	130.6
Operating costs:
Costs and administrative expenses	85.5	114.0
Construction costs	44.4	4.9
Depreciation and amortization	12.2	12.5
Total operating costs	142.1	131.4
Income from operations	39.8	(0.8)
Operating margin(2)	21.9%	(0.6)%

Mazatlán:
Revenues:
Aeronautical services	117.6	122.7
Non-aeronautical services	34.9	36.4
Construction services	45.4	12.0
Total revenues	197.9	171.1
Operating costs:
Cost and administrative expenses	117.1	143.1
Construction costs	45.4	12.0
Depreciation and amortization	8.9	9.5
Total operating costs	171.4	164.6
Income from operations	26.5	6.5
Operating margin(2)	13.4%	3.9%

Culiacán:
Revenues:
Aeronautical services	147.4	168.4
Non-aeronautical services	20.3	23.6
Construction services	26.4	12.2
Total revenues	194.1	204.2
Operating costs:
Costs and administrative expenses	138.6	190.9
Construction costs	26.4	12.2
Depreciation and amortization	8.6	9.3
Total operating costs	173.6	212.4
Income from operations	20.5	(8.2)
Operating margin(2)	10.6%	(4.0)%

Chihuahua:
Revenues:
Aeronautical services	116.0	122.5
Non-aeronautical services	23.3	24.9
Construction services	31.9	19.1
Total revenues	171.2	166.5
Operating costs:
Costs and administrative expenses	111.1	131.3
Construction costs	31.9	19.1
Depreciation and amortization	6.2	7.6
Total operating costs	149.2	158.0
Income from operations	22.0	8.4
Operating margin(2)	12.9%	5.0%

Zihuatanejo:
Revenues:
Aeronautical services	78.6	77.6
Non-aeronautical services	16.5	17.5
Construction services	35.3	75.1
Total revenues	130.5	170.2
Operating costs:
Costs and administrative expenses	53.1	59.7
Construction costs	35.3	75.1
Depreciation and amortization	8.4	9.3
Total operating costs	96.8	144.1
Income from operations	33.6	26.1
Operating margin(2)	25.8%	15.3%

Other Airports:(3)
Revenues:
Aeronautical services	346.2	431.4
Non-aeronautical services	73.0	73.6
Construction services	54.6	23.0
Total revenues	473.8	528.0
Operating costs:
Costs and administrative expenses	271.4	383.3
Construction costs	54.6	23.1
Depreciation and amortization	28.2	31.7
Total operating costs	354.2	438.1
Income from operations	119.6	89.9
Operating margin(2)	25.2%	17.0%

Hotel:
Revenues:
Non-aeronautical services	99.8	142.1
Total revenues	99.8	142.1
Operating costs:
Costs and administrative expenses	69.5	89.1
Depreciation and amortization	17.9	20.3
Total operating costs	87.4	109.4
Income from operations	12.4	32.7
Operating margin	12.4%	23.0%

(1)
Figures include intercompany transactions between our subsidiaries and us and among our subsidiaries.  In 2006, we implemented a new method for allocating revenues among our airports, treated as one single integrated economic entity.  This new method consists of intercompany charges and credits for corporate expense that were designed to help less profitable airports in meeting their financial obligations.  The implementation of this method affects the operating income results reported by the individual airports but does not affect our consolidated results.

(2)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(3)	Reflects the results of operations of our airports located in Ciudad Juárez, Durango, Reynosa, San Luis Potosí, Tampico, Torreón and Zacatecas.

Historically, our most profitable airport has been our Monterrey airport, which handles the majority of our international passengers.  However, in 2010 and 2011, the Zihuatanejo airport was our most profitable airport.  We determine profitability per airport by dividing income from operations in each airport by total revenues for that airport.

Summary Historical Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Summary Consolidated Operating Results Year Ended December 31,
	2010		2011
	Amount	% Change	Amount	% Change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	1,652,626	N/A	1,870,177	13.2
Non-aeronautical services	491,797	N/A	588,671	19.7
Construction services	430,029	N/A	330,863	(23.1)
Total revenues	2,574,452	N/A	2,789,711	8.4
Operating costs:
Cost of services	749,154	N/A	768,284	2.6
Construction costs	430,029	N/A	330,863	(23.1)
Administrative expenses	380,474	N/A	432,340	13.6
Technical assistance fees	47,567	N/A	55,150	15.9
Concession taxes	103,067	N/A	115,979	12.5
Depreciation and amortization	149,232	N/A	165,088	10.7
Other income (expense)	(5,589)	N/A	2,739	(149.0)
Total operating costs	1,853,934	N/A	1,870,443	0.9
Income from operations	720,518	N/A	919,268	27.6
Interest income (expense), net	(71,297)	N/A	(82,352)	15.5
Exchange gain (loss), net	1,562	N/A	(38,766)	N/A
Income before income taxes	650,783	N/A	798,150	22.6
Income taxes	(8,796)	N/A	182,070	N/A
Consolidated net income	659,579	N/A	616,080	(6.6)

Other operating data:
Operating margin(1)	28.0%		33.0%
Net margin(2)	25.6%		22.1%

(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year Ended December 31, 2011, Compared to the Year Ended December 31, 2010.

Consolidated Revenues

Total revenues for 2011 were Ps. 2,789.7 million, 8.4% higher than the Ps. 2,574.5 million recorded in 2010, primarily as a result of an increase in both aeronautical and non-aeronautical revenues. The sum of aeronautical and non-aeronautical revenues in 2011 increased 14.7% as compared to 2010.

Aeronautical revenues increased by 13.2% to Ps. 1,870.2 million in 2011, as compared to Ps. 1,652.6 million in 2010, primarily due to an increase in revenues from passenger charges from Ps. 1,288.7 million in 2010 to Ps. 1,516.7 million in 2011.  This increase in passenger charges was attributable to an increase in passenger traffic during the year.  Aeronautical revenues per workload unit in 2011 were Ps. 147.7 compared to Ps. 132.3 in 2010, an increase of 11.7%.

Non-aeronautical revenues increased by 19.7% from Ps. 491.8 million in 2010 to Ps. 588.7 million in 2011, primarily due to a positive performance in revenues from advertising, which increased by 61.8%, as well as revenues from hotel services, the leasing of space and OMA Carga, which increased by 42.4%, 21.0% and 17.6%, respectively.  Non-aeronautical revenues per terminal passenger increased by 17.8%, from Ps. 42.4 in 2010 to Ps. 50.0 in 2011, primarily due to the development and implementation of commercial and diversification initiatives.

Revenues from construction services in 2011 were Ps. 330.9 million, which decreased by 23.1% from Ps. 430.0 million recognized in 2010, as a result of a decrease in investments in improvements of concession assets.

Revenues by Segment

On an airport-by-airport basis, the principal contributors to revenues in 2011 were the Monterrey airport (Ps. 1,279.1 million), the Acapulco airport (Ps. 130.6 million), the Mazatlán airport (Ps. 171.1 million), the Culiacán airport (Ps. 204.2 million), the Chihuahua airport (Ps. 166.5 million) and the Zihuatanejo airport (Ps. 170.2 million).

At the Monterrey airport, aeronautical revenues increased by 15.4% from Ps. 731.4 million in 2010 to Ps. 843.8 million in 2011, primarily due to an increase in passenger traffic and passenger charges.  Non-aeronautical revenues increased at the Monterrey airport by 19.6% from Ps. 209.6 million in 2010 to Ps. 250.7 million in 2011, primarily due to a 3.8% increase in passenger traffic and a 109.4% increase in advertising revenues. The sum of aeronautical and non-aeronautical revenues increased by 16.3% from Ps. 941.1 million in 2010 to Ps. 1,094.5 million in 2011 at the Monterrey airport, primarily due to an increase in both aeronautical and non-aeronautical revenues.  The sum of aeronautical and non-aeronautical revenues per workload unit at the Monterrey airport increased by 12.8% from Ps. 160.4 in 2010 to Ps. 180.9 in 2011, principally due to an increase in revenues from passenger charges and an increase in workload units.

At the Acapulco airport, aeronautical revenues decreased by 10.2% from Ps. 115.4 million in 2010 to Ps. 103.7 million in 2011, primarily due to route cancellations by domestic airlines and a decrease in passenger traffic, as well as a decrease in passenger charges.  Non-aeronautical revenues decreased at the Acapulco airport by 0.5% from Ps. 22.1 million in 2010 to Ps. 22.0 million in 2011, primarily due to a decrease in passenger traffic.  The sum of aeronautical and non-aeronautical revenues decreased by 8.6% from Ps. 137.5 million in 2010 to Ps. 125.7 million in 2011 at the Acapulco airport, primarily due to a decrease in passenger traffic of 19.1%.  The sum of aeronautical and non-aeronautical revenues per workload unit at the Acapulco airport increased by 12.9% from Ps. 185.3 in 2010 to Ps. 209.3 in 2011, principally due to a decrease in workload units.

At the Mazatlán airport, aeronautical revenues increased by 4.3% from Ps. 117.6 million in 2010 to Ps. 122.7 million in 2011, primarily due to an increase in passenger charges.  Non-aeronautical revenues increased at the Mazatlán airport by 4.3% from Ps. 34.9 million in 2010 to Ps. 36.4 million in 2011, primarily due to a 16.7% increase in advertising revenues and improved product and commercial offerings with the service provider Aerocomidas (a 36.2% increase in food and beverage revenues).  The sum of aeronautical and non-aeronautical revenues increased by 4.3% from Ps. 152.5 million in 2010 to Ps. 159.1 million in 2011 at the Mazatlán airport, primarily due to increases in both aeronautical and non-aeronautical revenues.  The sum of aeronautical and non-aeronautical revenues per workload unit at the Mazatlán airport increased by 9.2% from Ps. 198.8 in 2010 to Ps. 217.2 in 2011, principally due to an increase in revenues from passenger charges and a decrease in workload units.

At the Culiacán airport, aeronautical revenues increased by 14.2% from Ps. 147.4 million in 2010 to Ps. 168.4 million in 2011, primarily due to an increase in revenues from passenger charges and an increase in passenger traffic.  Non-aeronautical revenues increased at the Culiacán airport by 16.3% from Ps. 20.3 million in 2010 to Ps. 23.6 million in 2011, primarily due to a 24.9% increase in retail store revenues, a 6.9% increase in parking revenues and a 23.1% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 14.5% from Ps. 167.7 million in 2010 to Ps. 192.0 million in 2011 at the Culiacán airport, primarily due to an increase in both aeronautical and non-aeronautical revenues.  The sum of aeronautical and non-aeronautical revenues per workload unit at the Culiacán airport increased by 13.5% from Ps. 152.8 in 2010 to Ps. 173.4 in 2011, principally due to an increase in passenger traffic, passenger charges and workload units.

At the Chihuahua airport, aeronautical revenues increased by 5.6% from Ps. 116.0 million in 2010 to Ps. 122.5 million in 2011, primarily due to an increase in revenues from passenger charges.  Non-aeronautical revenues increased at the Chihuahua airport by 6.9% from Ps. 23.3 million in 2010 to Ps. 24.9 million in 2011, primarily due to a 26.3% increase in advertising revenues and a 10.7% increase in parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 5.9% from Ps. 139.3 million in 2010 to Ps. 147.4 million in 2011 at the Chihuahua airport, primarily due to an increase in both aeronautical and non-aeronautical revenues.  The sum of aeronautical and non-aeronautical revenues per workload unit at the Chihuahua airport increased by 12.1% from Ps. 158.5 in 2010 to Ps. 177.7 in 2011, principally due to an increase in revenues from passenger charges and a decrease in workload units.

At the Zihuatanejo airport, aeronautical revenues decreased by 1.3% from Ps. 78.6 million in 2010 to Ps. 77.6 million in 2011, primarily due to a decrease in passenger traffic of 2.8%.  Non-aeronautical revenues increased at the Zihuatanejo airport by 6.1% from Ps. 16.5 million in 2010 to Ps. 17.5 million in 2011, primarily due to a 17.1% increase in advertising revenues and a 21.7% increase in time share-related revenues. The sum of aeronautical and non-aeronautical revenues decreased by less than 0.1% from Ps. 95.2 million in 2010 to Ps. 95.1 million in 2011 at the Zihuatanejo airport, primarily due to a decrease in aeronautical revenues and an increase in non-aeronautical revenues.  The sum of aeronautical and non-aeronautical revenues per workload unit at the Zihuatanejo airport increased by 3.6% from Ps. 190.5 in 2010 to Ps. 197.3 in 2011, principally due to an increase in revenues from passenger charges and a decrease in workload units.

At our other seven airports, aeronautical revenues increased by 24.6% from Ps. 346.2 million in 2010 to Ps. 431.4 million in 2011, primarily due to an increase in passenger traffic and an increase in revenues from passenger charges.  Non-aeronautical revenues increased at our other seven airports by 0.8% from Ps. 73.0 million in 2010 to Ps. 73.6 million in 2011, primarily due to a 13.1% increase in parking revenues and a 17.5% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 20.5% from Ps. 419.2 million in 2010 to Ps. 505.0 million in 2011 at our other seven airports, primarily due to increases in both aeronautical and non-aeronautical revenues.  The sum of aeronautical and non-aeronautical revenues per workload unit at our other seven airports increased by 11.5% from Ps. 158.5 in 2010 to Ps. 176.8 in 2011, principally due to increases in revenues from passenger charges and increases in workload units.

At our hotel, total revenues increased by 42.4% from Ps. 99.8 million in 2010 to Ps. 142.1 million in 2011, primarily due to an increase in our annual average occupancy rate from 63.6% in 2010 to 82.8% in 2011, as well as an increase in the annual average rate per room from Ps. 1,157.5 in 2010 to Ps. 1,320.99 in 2011.

Operating Results

Cost of Services

Cost of services increased by 2.6%, in 2011 as compared to 2010, mainly as a result of increases in payroll expenses (from Ps. 138.1 million in 2010 to Ps. 149.9 million in 2011), utilities (from Ps. 115.9 million in 2010 to Ps. 133.3 million in 2011) and maintenance provision (from Ps. 64.2 million to Ps. 165.7 million in 2011).  As a percentage of the sum of aeronautical and non-aeronautical revenues, the cost of services decreased from 34.9% of revenues in 2010 to 31.2% of revenues in 2011, mainly reflecting the decrease in allowance for doubtful accounts due to the effect in 2010 of the suspension of operations by Grupo Mexicana.

Administrative Expenses

Our administrative expenses consist primarily of administrative overhead costs, fees and expenses paid to consultants and other providers of professional services and other miscellaneous expenses.  Administrative expenses increased from Ps. 380.5 million in 2010 to Ps. 432.3 million in 2011, principally due to the hiring of new administrative personnel, fees paid for diversification projects and expenses incurred for studies required for Aerodrome certification under International Civil Aviation Organization standards, as well as ISO 14001 and OHSAS 18001 certifications obtained in 2011.

Technical Assistance Fee and Concession Tax

Our technical assistance fee increased by 16.0% to Ps. 55.2 million in 2011, as compared to Ps. 47.6 million in 2010, reflecting an increase in our profitability in 2011.  Our concession tax increased by 12.5% from Ps. 103.1 million in 2010 to Ps. 116.0 million in 2011, reflecting an increase in revenues in 2011.

Depreciation and Amortization

Our 10.7% increase in depreciation and amortization, from Ps. 149.2 million in 2010 to Ps. 165.1 million in 2011, was principally due to an increase in improvements to our concession assets during 2010 that were amortized for a full year in 2011, as well as improvements to our concession assets in 2011.

Income from Operations

On a consolidated basis, operating income increased by 27.6% to Ps. 919.3 million in 2011, as compared to Ps. 720.5 million during 2010.  This increase was primarily due to Ps. 314.4 million of additional aeronautical and non-aeronautical revenues.  Our operating margin increased from 28.0% in 2010 to 33.0% in 2011.  Our operating margin increased from 33.6% in 2010 to 37.4% in 2011, considering only the sum of our aeronautical and non-aeronautical revenues.

Operating Income by Segment

On an airport-by-airport basis, the principal contributors to operating income in 2011 were the Monterrey airport (Ps. 109.0 million), the Ciudad Juárez airport (Ps. 34.6 million), the Torreón airport (Ps. 33.8 million), the Zihuatanejo airport (Ps. 26.1 million), the Zacatecas airport (Ps. 24.8 million) and the Chihuahua airport (Ps. 8.4 million).

Operating income for the Monterrey airport decreased by 25.0% to Ps. 109.0 million in 2011 from Ps. 145.4 million in 2010, primarily due to an increase in cost of services.  Operating income per workload unit at the Monterrey airport decreased by 27.4% to Ps. 18.0 in 2011 from Ps. 24.8 in 2010.

Operating income for the Ciudad Juárez airport increased by 20.2% to Ps. 34.6 million in 2011 from Ps. 28.8 million in 2010, primarily due to an increase in aeronautical revenues.  Operating income per workload unit at the Ciudad Juárez airport increased by 13.7% to Ps. 49.5 in 2011 from Ps. 43.5 in 2010.

Operating income for the Torreón airport increased by 77.0% to Ps. 33.8 million in 2011 from Ps. 19.1 million in 2010, primarily due to an increase in aeronautical revenues and a decrease in cost of services.  Operating income per workload unit at the Torreón airport increased by 59.2% to Ps. 88.2 in 2011 from Ps. 55.4 in 2010.

Operating income for the Zihuatanejo airport decreased by 22.3% to Ps. 26.1 million in 2011 from Ps. 33.6 million in 2010, primarily due to an increase in cost of services and administrative expenses.  Operating income per workload unit at the Zihuatanejo airport decreased by 19.5% to Ps. 54.2 in 2011 from Ps. 67.4 in 2010.

Operating income for the Zacatecas airport increased by 30.6% to Ps. 24.8 million in 2011 from Ps. 19.0 million in 2010, primarily due to an increase in both aeronautical and non-aeronautical revenues.  Operating income per workload unit at the Zacatecas airport increased by 40.6% to Ps. 99.1 in 2011 from Ps. 70.5 in 2010.

Operating income for the Chihuahua airport decreased by 61.8% to Ps. 8.4 million in 2011 from Ps. 22.0 million in 2010, primarily due to an increase in cost of services.  Operating income per workload unit at the Chihuahua airport decreased by 59.3% to Ps. 10.2 in 2011 from Ps. 25.0 in 2010.

Operating income for our seven other airports decreased by 104.0% to a loss of Ps. (5.6) million in 2011 from a gain of Ps. 139.6 million in 2010, primarily due to an increase in cost of services.  Operating income per workload unit at the other seven airports decreased by 104.0% to a loss of Ps. 1.4 in 2011 from a gain of Ps. 35.1 in 2010.

Operating income for our hotel increased by 163.7% to Ps. 32.7 million in 2011 from Ps. 12.4 million in 2010, primarily due to an increase in our revenues derived from increases in our occupancy rates.

Exchange Gain (Loss)

Our net exchange gain (loss) in 2011 resulted in a loss of Ps. (38.8) million, as compared to a gain of Ps. 1.6 million in 2010, due primarily to an increase in our liabilities denominated in U.S. dollar, as well as an increase in the exchange rate at the end of 2011.

Net Interest Expense

Our net interest expense in 2011 was Ps. 82.4 million, as compared to Ps. 71.3 million in 2010, due principally to the capitalization of borrowing costs in 2010, of which Ps. 17.0 million was directly related to the construction costs associated with Terminal B of the Monterrey airport.

Income Taxes

We recorded an income tax expense of Ps. 182.1 million in 2011, as compared to an income tax benefit of Ps. 8.8 million in 2010, principally as a result of decreases in our deferred tax liability from Ps. 153.5 million in 2010 to Ps. 122.8 million in 2011.  This was offset by an increase in current Mexican Income Tax from Ps. 90.8 million in 2010 to Ps. 201.2 million in 2011 and an increase in current Business Flat Tax from Ps. 4.3 million in 2010 to Ps. 11.5 million in 2011.

The increase in current Mexican Income Tax from 2010 to 2011 resulted from an increase in taxable income in 2011.

The decrease in our deferred tax liability resulted principally from the increase of tax loss carryforwards in 2011 (net of amortizations) and reductions in the valuation allowance on deferred tax assets, which were offset by an increase in the deferred tax liability associated with our investment in airport concessions and other long-lived assets.

Our effective tax rate was (1.36%) in 2010 and 22.8% in 2011.  The effective tax rates in 2011 and 2010 differed from the statutory rate of 30% as a result of permanent differences, mainly non-deductible expenses, and effects of inflation for tax purposes as well as changes in the value of tax loss carryforwards and projections associated with the tax regime we will be subject to in the future (Mexican Income Tax or Business Flat Tax), which in 2010 was updated based on the master development plan and maximum rates for the period 2011-2015 approved by the Ministry of Communications and Transportation in December 2010.

Net Income

Net income in 2011 was Ps. 616.1 million, a decrease of 6.6% as compared to the prior year period.  Earnings per share were Ps. 1.5439, and earnings per ADS were Ps. 0.0006.  Each ADS represents eight Series B shares.

Liquidity and Capital Resources

Historically, our operations have been funded through cash flows from operations, and we have not incurred any significant indebtedness.  In the last four years, we have also used debt to fund our operations and capital investments.  In the future, we plan to continue to use additional long-term debt as part of our strategy to finance capital expenditures and to improve our net working capital.

On July 14, 2011, we issued Ps. 1,300.0 million in 5-year peso-denominated notes (certificados bursátiles) in the Mexican market.  The interest rate on the notes is the 28-day Mexican Interbank Equilibrium Rate, or TIIE, plus 70 basis points. We used the net proceeds of the offering to prepay Ps. 1,011.3 million in existing debt and its commissions.  The balance of the net proceeds was used to fund committed investments under our Master Development Program for our 13 airports, as well as to make strategic investments.

As of December 31, 2010, and December 31, 2011, we had Ps. 312.8 million and Ps. 523.6 million, respectively, of cash and cash equivalents.

In 2011, we generated Ps. 607.4 million in cash flows from operating activities, as compared to Ps. 482.5 million in 2010, principally due to decreases in some of our working capital accounts, such as accounts receivable and recoverable taxes, which increased our cash balances in 2011 as compared to 2010.  Our cash flows used in investing activities during 2011 were Ps. 312.7 million for investments in long-lived assets.  Our cash flows used in financing activities were Ps. 83.9 million, mainly due to an increase in interest paid and purchase of shares related to our buyback program.  In our opinion, our working capital is sufficient for our present requirements.

On December 20, 2011, Aeroinvest entered into a credit agreement with Bank of America, N.A., for U.S.$ 45.0 million that requires us to comply with certain covenants that include, but are not limited to, compliance with certain ratios, restrictions on our ability to create liens, incur indebtedness, sell, lease, transfer or dispose of assets, engage in merger transactions or otherwise change our business, make investments or capital expenditures outside of our master development plans or issue additional shares.  As of December 31, 2011, we are in compliance with all covenants required by Bank of America, N.A.

Share Repurchase Program

Our share repurchase program started in October 2007.  On April 14, 2011, our shareholders approved repurchases up to Ps. 400.0 million.  As of April 18, 2012, we had used Ps. 395.2 million to repurchase a total of 1,037,200 Series B shares in accordance with the share repurchase program.  On April 18, 2012, our shareholders authorized the use of an amount of up to Ps. 400.0 million for repurchases of Series B shares during the rest of 2012, and until our next annual shareholders’ meeting in 2013.

Critical Accounting Policies

We prepare consolidated financial statements in conformity with IFRS.  As such, we are required to make estimates, judgments and assumptions that affect (i) certain reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the date of the financial statements, and (iii) certain reported amounts of revenues and expenses during the reporting period.  We base estimates and judgments on our historical experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities.  Our actual results may differ from these estimates under different assumptions or conditions.  We evaluate our estimates and judgments on an ongoing basis.  Our significant accounting policies are described in Note 4 to our consolidated financial statements.  We believe our most critical accounting policies that result in the application of estimates and/or judgments are the following:

Deferred Tax

According to IFRS, we recognize the tax effects of both Mexican Income Tax and Business Flat Tax by projecting the reversal date of their temporary differences and applying the tax rate expected to apply in each estimated period.  Based on financial projections made during the period in which we expect temporary differences to be reconciled, we decided to switch from Mexican Income Tax to Business Flat Tax.  Therefore, we estimate the reconciliation of accounting and tax differences and temporary differences determined annually to be reconciled under either Mexican Income Tax or Business Flat Tax and also which rate should be applied in determining the appropriate amount of deferred assets and tax liability.  Moreover, as the Company’s subsidiaries have tax loss carryforwards to be amortized under the Mexican Income Tax and Business Flat Tax regimes, management must evaluate the probability of their recovery as of each period end.

The Company updated its deferred tax liability for each subsidiary as a result of the projections for the current period, which include the master development plan and maximum rates for the period 2011-2015 approved by the Ministry of Communications and Transportation in December 2010.

Impairment in the Value of Long-Lived Assets

On an ongoing basis, we review the carrying amounts of our tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss.  If there is any such indication, we calculate the recoverable amount of assets to determine the extent of the impairment loss (if any).  When it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs.  When a reasonable and consistent distribution can be identified, corporate assets are also allocated to individual cash-generating units or are otherwise assigned to the smallest group of cash-generating units that can be identified based on reasonable and consistent distribution.  We believe that each airport individually cannot be considered a “cash-generating unit” because the bidding for our concession was made by the Mexican government as a 13-airport package, so concession holders are required to operate them regardless of the individual result.  Considering the foregoing, the evaluation of a likely impairment was made with consolidated figures.

The recoverable amount is the higher of (i) the fair value less the cost of selling the asset and (ii) the value of the asset’s use.  In assessing the value of the asset’s use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate reflecting current market assessments of the value of money and the specific risks of the asset for which estimates of cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated is less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount.  Impairment losses are recognized directly in earnings.

Where an impairment loss is subsequently reversed, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimated recoverable amount.  In this way, the increased carrying amount does not exceed the carrying amount that has been determined if an impairment loss for such asset (or cash-generating unit) had not been recognized in prior years.  A reversal of an impairment loss is recognized directly in earnings.

The Company has not recorded an impairment loss for any periods presented in this Annual Report on Form 20-F.

Investment in Airport Concessions

This account is made for concessions to manage, operate, exploit and, in certain cases, build 13 airports in accordance with the titles of concession granted by the Mexican government through the Ministry of Communications and Transportation, and to use the airport facilities, for a 50-year term.  This concession consists of the rights to use airport facilities and to make improvements to concession assets in the amount allocated by the Ministry of Communications and Transportation to each airport concession.

Intangible assets include construction or improvements to and operation of airport infrastructure for a fixed period after completion of construction, for which future cash flows of the operator are not defined since they may vary according to the use of the assets and are considered as contingent.  The cost for loans incurred during the construction period are also capitalized.

Revenues and costs related to construction or improvements to intangible assets are recognized as revenues and construction costs according to the percentage of completion method.

Investment in airport concessions are amortized in straight line throughout the life of the concession, which is 50 years, or from the date of capitalization of additions or improvements, taking into account the remaining period of the concession.

Major Maintenance Provisions

We are required to perform major maintenance activities to our airports as established by our concession.  The estimated major maintenance costs are based on the master development plan, which is reviewed and updated every five years.  Such contractual obligations to maintain and restore the infrastructure of our airports is recognized as a provision in our consolidated statements of financial position, based on an estimate of the expenditure that would be required to settle the present obligation at the end of the reporting period.  When the effect of the time value of money is material, the amount of the provision is equal to the present value of the expenditures expected to be required to settle the obligation.  Where discounting is used, the carrying amount of the provision increases in each period to reflect the passage of time, and this increase is recognized as a borrowing cost.  After initial recognition, provisions are reviewed at the end of each reporting period and adjusted to reflect current best estimates.  Adjustments to provisions arise from three sources:  (i) revisions to estimated cash flows (both amounts and timing); (ii) changes to present value due to the passage of time; and (iii) revisions of discount rates to reflect prevailing current market conditions.  In periods following the initial recognition and measurement of the maintenance provision at its present value, the provision is revised to reflect estimated cash flows being closer to the measurement date.  The unwinding of the discount relating to the passage of time is recognized as a finance cost, and the revision of estimates of the amount and timing of cash flows is a reassessment of the provision and charged or credited as an operating item within the consolidated statements of comprehensive income.

Off-Balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

	Payments Due by Period
	Total	Less than 1 Year(4)	1-3 Years		3-5 Years		More than 5 Years
	(in millions of pesos)
Contractual Obligations

Master development programs	Ps. 2,625.5	Ps. 638.1	1,987.4	(5)	N/A	(5)	N/A	(5)
Purchase obligations(1)	159.0	46.0	113.0
Long-term debt	1,557.9	29.0	81.9		1,375.5		71.5
Interest(2)	349.3	76.7	226.7		44.5		1.4
Leases(3)	398.2	28.6	87.2		76.7		205.6
Total	Ps. 5,089.9	Ps. 818.5	2,496.2		1,496.7		278.5

(1)
Reflects minimum fixed annual payment of U.S.$ 3.0 million required to be paid under our Technical Assistance Agreement, assuming an exchange rate of Ps. 13.95 per U.S.$ 1.00 which is the exchange rate as of December 30, 2011, published by the U.S. Federal Reserve and an annual U.S. inflation rate of 3.0% as reported by the U.S. Department of Labor, Bureau of Labor Statistics for 2011.  The amount ultimately to be paid in any year will depend on our profitability.

(2)	Calculated based on the interest rate as of December 31, 2011, of each credit, and on an exchange rate of Ps. 13.9922 per U.S.$ 1.00.
(3)
In October 2008, we acquired 90% of the common stock of Consorcio Grupo Hotelero T2, S.A. de C.V.  This entity held a lease agreement with México City International Airport to construct and operate a five-star hotel at Terminal 2 of México City International Airport, establishing a contingent lease amount of Ps. 18.5 million plus an annual royalty of 18% of total revenues.

Additionally, we executed a lease agreement with HSBC for our corporate building with an annual payment of Ps. 0.5 million, adjusted every year according to the Mexican national consumer price index.
(4)	Amounts for less than one year correspond to obligations for 2012.
(5)
In 2010, the fifth year of our previous master development program, a negotiation took place with the Ministry of Communications and Transportation to determine the new master development program commitments for the 2011-2015 period.

Item 6.	Directors, Senior Management and Employees

Directors

Our Board of Directors is responsible for the management of our business.  Pursuant to our bylaws, our Board of Directors must consist of an odd number of directors determined at an ordinary general meeting of shareholders and is required to have at least 11 members.  Our Board of Directors currently consists of 11 directors and one alternate director, each of whom is elected or ratified at the annual shareholders’ meeting.  Under the Mexican Securities Market Law and our bylaws, at least 25% of our directors must be independent.

Our bylaws provide that (i) each person (or group of persons acting together) holding 10% of our capital stock in the form of Series B shares is entitled to designate one director, (ii) the holders of Series BB shares are entitled to elect three directors and their alternates pursuant to our bylaws, the Participation Agreement and the Technical Assistance Agreement, and (iii) the remaining members of the Board of Directors are to be elected by the holders of our capital stock (both the Series BB and the Series B shares, including those Series B holders that were entitled to elect a director by virtue of their owning 10% of our capital stock).

On April 14, 2011, the shareholders’ meeting was informed of Bernardo Quintana’s decision to step down as Chairman of the Board and approved the election of José Luis Guerrero Álvarez as the new Chairman of the Board. Additionally, it was informed of the resignation of Manuel Francisco Arce Rincón as an Independent Director and approved the designation of Cristina Gil White as an Independent Member of the Board of Directors and of Diego Quintana Kawage as a Member of the Board of Directors.

On October 30, 2011, Salvador Alva Gómez , member of the Board of Directors, resigned as Independent Director because of his appointment as Rector of Sistema Tecnológico de Monterrey.  Salvador Alva Gómez served as a member of the Special Committee.  At the shareholders’ meeting held on April 18, 2012, Aaron Dychter Poltolarek was approved as an independent director of the Board of Directors.  Dr. Dychter had been serving as interim independent director of the Board of Directors since January 24, 2012.

The following table lists the members of the Board of Directors effective on April 18, 2012, along with their titles, dates of appointment and ages:

Name	Title	Director Since	Age
José Luis Guerrero Álvarez	Chairman and Director	December 21, 2005	68
Luis Guillermo Zazueta Domínguez	Independent Director	October 2, 2006	66
Alberto Felipe Mulás Alonso	Independent Director	October 2, 2006	51
Aaron Dychter Poltolarek	Independent Director	April 18, 2012	59
Cristina Gil White	Independent Director	April 14, 2011	35
Fernando Flores Pérez	Independent Director	April 29, 2007	66
Sergio Fernando Montaño León	Director	December 21, 2005	64
Diego Quintana Kawage	Director	April 14, 2011	41
Luis Fernando Zárate Rocha*	Director	September 22, 2000	68
Alonso Quintana Kawage*	Director	March 14, 2003	38
Jean Marie Chevallier*	Director	December 13, 2006	67
Jacques Follain*	Alternate Director	December 13, 2006	56

*  Appointed by SETA

José Luis Guerrero Álvarez.  Dr. José Luis Guerrero Álvarez has been a member of our Board of Directors since December 2005 and has acted as its Chairman since April 14, 2011.  Dr. Guerrero has been Chief Executive Officer and Executive Vice President of Empresas ICA since January 1, 2007, and was previously its Chief Financial Officer and Executive Vice President.  Between 1972 and 1979, he held positions as Planning Director of Combinado Industrial Sahagún, Technical Director of Roca Fosforica Mexicana and Technical Planning and Development Sub-Manager at Lazaro Cardenas Las Truchas steel plant.  He also worked at Wichman Wimet, Conventry (United Kingdom), Fábricas Automex and Industria del Hierro.  In addition, Dr. Guerrero has been a member of the Board of Directors of Empresas ICA’s since 1990 and is an independent member of the Board of Directors and Chairman of the Oversight Committee of the Mexican Stock Exchange and an independent member of Enova Endeavor.  He is also a former member of the Board of Directors of Banco Nacional de México, among other companies.  Also, he has been a professor of Materials Science in the Engineering School of the Universidad Nacional Autónoma de México and a professor of finance at the IPADE.  Dr. Guerrero holds an engineering degree in Mechanical and Electrical Engineering from the UNAM, a diploma D’Ingenieur from Institut Supérieur des Matériaux et de la Construction Méchanique of Paris, France, and both an M.S. and a Ph.D. in Engineering from the University of Illinois at Urbana-Champaign and has attended various executive courses at Harvard, Stanford, the University of Pennsylvania, the Instituto Tecnológico Autónomo de México (ITAM) and the Instituto Panamericano de Alta Dirección de Empresa (IPADE) Universities.

Luis Guillermo Zazueta Domínguez.  Mr. Luis Guillermo Zazueta Domínguez has been a member of our Board of Directors since December 2006.  In 1971, Mr. Zazueta founded Despacho Zazueta Hermanos, S.C., a professional accounting firm advising a wide range of clients on accounting and tax matters.  He is also on the Board of Directors of Seguros Argos S.A. de C.V., ANA Automóvil Club de México, A.C., Almacenadora Gomex and Astered Unión de Crédito.  He is a member of the College of Certified Public Accountants and registered as a Fiscal Public Accountant at the Ministry of Finance and Public Credit, the Mexican Social Security Institute, INFONAVIT and the Federal District.  Mr. Zazueta holds a degree in public accounting from the Universidad Iberoamericana.

Alberto Felipe Mulás Alonso.  Mr. Mulás has been a member of our Board of Directors since December 2006.  Mr. Mulás currently serves as director on the boards of several companies, including:  Grupo Modelo, S.AB. de C.V., Empresas ICA, Grupo Financiero Santander, Urbi Desarrollos Urbanos S.A.B. de C.V., Comex Group, México’s largest paint manufacturer and Sociedad Hipotecaria Federal, S.N.C., the government-owned mortgage development bank.  Since January 2003, he has been the managing director of CReSCE Consultores, S.C., a consulting firm specializing in corporate finance, corporate governance and strategic planning.  In January 2001, Mr. Mulás acted as Undersecretary of Housing at the Ministry of Social Development.  In this role, Mr. Mulás created the country’s national housing commission and council, becoming the first Commissioner and a member of President Vicente Fox’s cabinet.  From 1999 to 2001, Mr. Mulás was Managing Director at Donaldson, Lufkin & Jenrette Securities Corp. and was also Country Manager for Lehman Brothers, Inc., from 1992 to 1997.  Mr. Mulás holds a degree in chemical engineering from the Universidad Iberoamericana and a Master’s in Business Administration from the Wharton School at the University of Pennsylvania.

Aaron Dychter Poltolarek.  Dr. Dychter is a consultant and advisor on infrastructure, transportation and energy projects.  He is also President of ADHOC Consultores Asociados, A.C., a consulting company that he founded in 2007.  He was Undersecretary for Transportation in the Ministry of Communications and Transportation from 2004 to 2006.  He led the privatization processes for the railways and airports in México, as well as the creation of the first suburban train system for México City.  Previously he worked in the Ministry of Finance and Public Credit and the Ministry of Budget and Planning.  Dr. Dychter is a graduate of the Universidad de las Américas and holds an M.A. and Ph.D. in economics from George Washington University.

Cristina Gil White.  Mrs. Cristina Gil White has worked broadly in the area of corporate social responsibility, environmental preservation, fundraising and scientific research. She has worked for a number of non-governmental organizations, as well as public- and private-sector firms, including Cemex México, Pronatura Noreste, A.C., IOS Offices, S.A. de C.V., Entorno Consultores, S.C., and RARE.  She has a degree in chemistry from Universidad de las Américas in Puebla and a Masters in Environmental Systems from ITESM.

Fernando Flores Pérez.  Mr. Fernando Flores Pérez has been a member of our Board of Directors since April 2007.  He is also a member of the Board of Directors of Empresas ICA.  He is also Chairman of the Board of Directors of GW Publishing, S.A. de C.V., which produces and markets the Spanish-language editions for México, Latin America and the United States for the ESPN sports network.  Mr. Flores is Founder and Managing Partner in EFE Consultores, S.C., a strategic planning consultancy.  In February 2009, Mr. Flores became a Senior Counselor at A.T.  Kearney.  During the government of Vicente Fox, he served as Executive Director and Chairman of the Board of the Mexican Social Security Institute (IMSS) from October 2005 until December 2006.  From December 2004 to October 2005, he was Undersecretary of Labor, Security and Social Security at the Ministry of Labor and Social Security.  Mr. Flores joined Mexicana de Aviación in 1991 and served as Law and Administration Director from 1995 until 2004, when he became Executive Director and Chairman of the Board of Directors of Mexicana de Aviación and Executive Vice President of Holding CINTRA, a company that was listed on the Mexican Stock Exchange.  Mr. Flores has also served as Executive Director of Aerovías de México (Aeroméxico) from March to December 2004.  From January 1997 to January 2000, he was the Chairman of the National Air Transportation Chamber.  Mr. Flores holds a law degree from the Universidad Iberoamericana, and in 2004 he received the “Gold Master in Executive Leadership” award from the Executive Leadership Forum in Spain.

Sergio Fernando Montaño León.  Mr. Sergio F. Montaño León has been a member of our Board of Directors since December 2005.  Mr. Montaño is member of the Board of Directors and Executive Vice President in charge of administration of Empresas ICA.  Since 1972, Mr. Montaño has served in various capacities in the management and finance areas of several companies within the Empresas ICA group.  Previously, Mr. Montaño held various management positions with such Mexican companies as Trebol S.A. de C.V. and Cervecería Cuauhtémoc Moctezuma, S.A. de C.V.  Mr. Montaño holds a degree in public accounting from the Universidad Nacional Autónoma de México, a Master’s degree in taxation from the Instituto para la Especialización de Ejecutivos and a Specialization in Insurance from the Instituto Tecnológico Autónomo de México.  Mr. Montaño has been a member of the Mexican Institute of Financial Executives since 1997.

Diego Quintana Kawage.  Mr. Diego Quintana Kawage has been a member of the Board of Empresas ICA since 2008 and is ICA’s representative for the Industrial Construction division and responsible for the Airports, Homebuilding and Real Estate divisions and for strategic alliances. He joined ICA in 1995 and served as the General Director of ViveICA, ICA’s homebuilding company, from 2004 to 2009 and as Finance Director of ViveICA from 2000 to 2003.  He holds an Economics degree from the Universidad Anáhuac and has a Master’s in Business Administration from Stanford University.

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

Alonso Quintana Kawage.  Mr. Alonso Quintana Kawage has been a member of our Board of Directors since March 2003.  Mr. Quintana is a member of the Board of Directors of Empresas ICA and has served as that company’s Chief Financial Officer since January 1, 2007.  Since joining Empresas ICA in 1994, he has served the company in various capacities, including Aeroinvest positions in its construction, corporate finance and project finance areas.  In the finance group, Mr. Quintana has overseen various transactions, including those relating to the financing of a bond and syndicated credit for the El Cajon Hydroelectric Project, a bond for the Corredor Sur project in Panama, a long-term loan financing for the Irapuato-La Piedad highway public-private partnership, various public offerings by Empresas ICA in the international capital markets and Aeroinvest’s acquisition in 2005 of Series B shares currently representing 35.3% of our capital stock.  Mr. Quintana received a degree in civil engineering from the Universidad Iberoamericana and a Master’s in Business Administration from the Kellogg School of Management at Northwestern University.  Mr. Quintana is the son of the former Chairman of the Board of Directors, Mr. Bernardo Quintana Isaac.

Jean-Marie Chevallier.  Mr. Jean-Marie Chevallier has served since December 2006 as Chairman of the Board and Chief Executive Officer of ADPM, the Aéroports de Paris (ADP) subsidiary that manages its overseas airports investments and operations.  Previously, he was ADP’s Director of Planning for both Paris-CDG and Orly airports.  He joined ADP in 1978 and until 1990 worked extensively on planning and engineering consulting for large overseas airport projects, including Jakarta-Cengkareng, Osaka-Kansai, Seoul-Incheon and more recently Dubai-Al Maktoum.  Promoted to Vice-President in 1993, he was successively in charge of the Engineering Division, International Affairs and the CDG airport Facilities Division.  Mr. Chevallier is a chartered civil engineer from École Nationale des Ponts et Chaussées (Paris, 1968).  Mr. Chevallier is a member and former Chairman of the ACI World Safety and Technical Committee and a member of the US TRB Airport Compatibility Committee.  Mr. Chevallier is Member of the Boards of Directors of several companies that operate airports in Belgium, Jordan and Mauritius.

Jacques Follain (Alternate Director for Mr. Chevallier).  Mr. Jacques Follain is Managing Director of Aéroports de Paris Management.  Mr. Follain joined the ADP Group in 1998 and has played a key role in the development of ADP as an international airport operator in China, México, Egypt, Jordan, Belgium and Algeria.  Prior to joining ADP, Mr. Follain held several positions in L’Oréal starting in 1987, including heading its México subsidiary, sales and marketing manager for Europe in the International Department and responsibility for setting up the management information systems of the professional division.  He also worked for six years as an organizational consultant at Arthur Andersen Consulting (Accenture).  Mr. Follain is an aeronautical and telecommunications engineer, with degrees from the École Nationale Supérieure des Constructions Aéronautiques (Toulouse), the École Nationale Supérieure des Telecommunications (Paris) and a Master’s degree from Stanford University.

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

The following table lists our executive officers, their current position and their date of appointment as an executive officer.

Name	Current Position	Executive Officer Since(2)	Age
Porfirio González Álvarez	Chief Executive Officer	July 1, 2011	61
Stéphane Laurent Christian Lemoine(1)	Chief Operating Officer	July 19, 2010	50
José Luis Guerrero Cortés(1)	Chief Financial Officer	July 1, 2009	31
Alfredo Domínguez Sánchez	General Counsel	November 14, 2011	37
Roberto Ontiveros Chávez	Infrastructure and Maintenance Director	July 22, 2008	47
Stéphane Taysse(1)	Commercial and Marketing Director	December 1, 2009	39
Juan Manuel Jauregui Aguilar	Airports Director	November 14, 2011	57
Paloma Grediaga Kuri	Real Estate & New Business Director	August 2, 2011	41

(1)	Appointed by SETA as holder of Series BB shares.
(2)	Date of Appointment.

Porfirio González Álvarez had served as our Airports Director since April 2006 before becoming on July 1, 2011, our Chief Executive Officer.  Previously, he served as:  Business Unit Manager, Assistant Director of Operations and Development and Manager of our Monterrey airport.  Prior to joining us he served in various capacities in the Mexican federal government and the State government of Nuevo León, including General Director of Tourism.  Mr. González holds a B.S. in civil engineering from the Universidad Autónoma de Nuevo León.  He has also completed various specialization courses in the areas of airports, safety and security, finance, management and human resources.

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

Alfredo Domínguez Sánchez had served as our Legal Manager since July 2004 before becoming on November 14, 2011, our General Counsel.  Prior to joining us, Mr. Domínguez was an associate at Thacher Proffitt & Wood, where he advised Mexican and foreign companies on all matters related to corporate commercial litigation, administrative and tax litigation, regulatory enforcement, corporate governance, special investigations, environmental litigation and trusts and estates.  Mr. Domínguez holds a law degree at the Universidad Autónoma de Chihuahua and an LL.M., magna cum laude, from Escuela de Graduados en Administración Pública y Política Pública (EGAP), Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).  He is a member of the Latin American Association of Aeronautical and Space Law.  Mr. Domínguez has been the alternate Secretary of the Board of Directors since November 2011.

Roberto Ontiveros Chávez has served as our Infrastructure and Maintenance Director since July 2008.  Previously, he was Construction Manager for Libra Desarrollos, S.A., Cementos del Yaqui, S.A., and PROCASA and Senior Engineer and Facilities Manager for the US Embassy in México.  Mr. Ontiveros holds a B.S. in civil engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, a Master’s Degree in Construction by Universidad Nacional Autónoma de México, a diploma in Project Management from the Project Management Institute, a diploma as a reinforced concrete inspector from the American Concrete Institute and a diploma on asbestos materials, among other specialization courses in the construction sector.

Stéphane Taysse has served as Commercial and Marketing Director since December 2009.  Prior to joining us, he was Commercial Manager at ADP-Roissy Charles de Gaulle Airport since 2007.  Previously, he served as Manager in the Business Unit and as Project Manager at Galeries Lafayette for eight years.  He was also Head of the Department of Marks Spencer Department Stores.  Mr. Taysse has a strong leadership and an extensive vision of the Commercial and Duty Free Market.  He holds a Master’s Degree in International Sales and Marketing and a Bachelor of Business from the School of Toulouse.

Juan Manuel Jauregui Aguilar has served the Company since March 1999.  He has held the positions of Finance and Control Manager, Business Unit Manager, Project Leader for the construction and operation of Terminals B and C of the Monterrey airport, Airport Manager and Monterrey International Airport Technical Manager.  He has occupied the position of Airports Director since December 2011.  He holds a Bachelor’s degree in Administration from the Universidad Autónoma de México.  Previously, he worked for various companies, including GE Capital, Alliance Bank, Financial Group Cremi-Union, International Bank BITAL, Atlantic Bank, National Banking Commission and Bancomer as an Independent Advisor occupying managerial and directorate positions.

Paloma Grediaga Kuri joined us in November 2010.  In August 2011, she was appointed as Real Estate and New Business Director.  Ms. Grediaga had a 17-year career at ICA, first in the area of finance as Head of Investor Relations and Corporate Treasurer.  Later she was responsible for the commercial development of middle-income housing developments at ICA Residencial.  Mrs. Grediaga joined us to start the Real Estate & New Business project in our 13 airports.  She holds a B.A. in Economics from the Instituto Tecnológico Autónomo de México (ITAM), a Diploma in Corporate Finance from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an Executive MBA/Masters dual degree awarded by ITAM and the WP Carey School of Business at Arizona State University.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executive Officers

For 2011, the aggregate compensation earned by our 18 officers (including executive officers and airport administrators) was approximately Ps. 41.7 million.  At the shareholders’ meeting held on April 14, 2011, the shareholders approved the following compensation for Directors and Executive Officers:  each of the chief executive officer, the chief financial officer, the general counsel and the permanent invitees and secretaries for each meeting of the board or special committee received compensation in the amount of Ps. 44,000 for 2011, net of any required withholding for each board meeting and corporate committee meeting attended.  In addition, independent directors receive a fee of U.S.$ 250 net of any required withholding for each hour they dedicate to our affairs entrusted by the Board of Directors outside of board meetings and corporate committee meetings.  Compensation remained unchanged for 2012, as compensation amounts were not modified at our shareholders’ meeting held on April 18, 2012.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due them according to the Federal Labor Law (Ley Federal del Trabajo).

As of December 31, 2011, the amount set aside or accrued for all employees under our subsidiary Servicios Aero Especializados del Centro Norte, S.A. de C.V.’s retirement plan, was Ps. 1.1 million.  Other than for Servicios Aero Especializados del Centro Norte, S.A. de C.V., no amount has been set aside by us or our subsidiaries for pension, retirement or similar benefits.

Committees

The Mexican Securities Law and our bylaws provide that the Board of Directors may receive assistance from one or more Special Committees created directly by the Board of Directors or by the chief executive officer in order to carry out the functions that the Mexican Securities Law and our bylaws assign to the Board of Directors with respect to audit and corporate practices.

We previously had two separate Special Committees, a Corporate Practices Committee and an Audit Committee, both of which supported the Board of Directors in carrying out its responsibilities and providing opinions on various matters as requested by the Board of Directors.

Considering the complexity of the projects that are being undertaken by us, which involve financial and planning matters, the Board of Directors resolved on March 10, 2009, to unify in a single Special Committee the previous Audit and Corporate Practices Functions and to confer on the committee additional responsibilities for financial and planning matters, which such functions are to be exercised jointly so that the Board of Directors may take decisions with the support of an intermediate body.  Such resolution was ratified by our shareholders’ meeting of April 24, 2009.

Our general shareholders’ meeting held on April 14, 2011, elected the Chairman of this Special Committee.  The current members of the Special Committee are Luis Guillermo Zazueta Domínguez, Alberto Felipe Mulás Alonso, Fernando Flores Pérez and Cristina Gil White.  Luis Guillermo Zazueta Domínguez has been designated as an “audit committee financial expert” as defined by the SEC.

Our bylaws provide that the Committee or Committees responsible for the Audit and Corporate Practices Functions will consist exclusively of Independent Directors and that a minimum of three members shall be appointed by the Board of Directors based on a recommendation from the Chairman of the Board, and all of such Committee members must also be Independent Directors.  Holders of the Series BB shares have the right to propose the appointment of at least one member.

If we are controlled by a shareholder or group of shareholders representing 50% or more of our capital stock, the committee that conducts the Corporate Practices Functions will be formed by a majority of Independent Directors.

The Chairman of the Board of Directors will propose to the shareholders meeting one of the Independent Directors as a Chairman of the Special Committee, who should present the requirements of independence, experience, abilities and professional prestige in accordance with Articles 25, 26 and 43 of the Mexican Securities Law.

The Chairman of the Special Committee shall present an annual report to our Board of Directors with respect to the findings of such Special Committee, which must include the items mentioned in the “Financial and Planning Functions” section below.

Our shareholders’ meeting of April 3, 2008, in its amendments to the bylaws, eliminated the Nominations Committee, whose functions and responsibilities are now carried out by the Board of Directors.

Audit Functions of the Unified Special Committee

The Special Committee, which is responsible for the Audit Functions and consists exclusively of Independent Directors, has the following responsibilities:  (i) selecting the external auditor of the Company, recommending to the Board of Directors the appointment of such external auditor and providing an opinion about any removal of such external auditor, (ii) supervising our external auditors and analyzing their reports, (iii) analyzing and supervising the preparation of our financial statements, (iv) informing the board of our internal controls and their adequacy, (v) requesting reports from our executive officers whenever the committee deems appropriate, providing assistance to our Board of Directors in the preparation of the reports containing the main accounting and information guidelines used for the preparation of the financial information and assistance to our Board of Directors in the preparation of the report on the operations and activities in which the Board of Directors had intervened pursuant to the Securities Market Law, (vi) informing the Board of Directors of any irregularities that it may encounter, (vii) receiving and analyzing recommendations and observations made by the shareholders, members of the Board of Directors, executive officers, our external auditors or any third party and taking the necessary actions, (viii) calling shareholders’ meetings, (ix) overseeing the execution of the shareholders’ and directors’ resolutions by the chief executive officer in accordance with the instructions provided thereto by the shareholders or the directors and (x) providing an annual report to the Board of Directors.

The Chairman of the Special Committee responsible for Audit Functions shall present an annual report to our Board of Directors with respect to the findings of this Special Committee, which shall include (i) the status of the internal controls and internal audits and any deviations therefrom and deficiencies thereof, taking into consideration the reports of external auditors and independent experts, (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies, (iii) the evaluation of external auditors, (iv) the main results from the review of our financial statements and those of our subsidiaries, (v) the description and effects of changes to accounting policies, (vi) the measures adopted as result of observations of shareholders, directors, executive officers and third parties relating to accounting, internal controls and internal or external audits and (vii) compliance of shareholders’ and directors’ resolutions.

Corporate Practices Functions of the Unified Special Committee

The Special Committee, which is responsible for the Corporate Practices Functions, has the following responsibilities:  (i) providing opinions to our Board of Directors, (ii) requesting and obtaining opinions from independent experts, (iii) calling shareholders’ meetings and (iv) assisting the board in the preparation of annual reports and other reporting obligations.

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

Financial and Planning Functions

The Special Committee, which is responsible for the Financial and Planning Functions, has the following responsibilities:  (i) analyzing the general principles for the determination of the strategic plan of the Company and the observance of such plan; (ii) evaluating and opining on the investment and financing policies of the Company that the chief executive officer proposes; (iii) opining on the premises of the annual budget and the following of its application, such as its control system; (iv) analyzing and evaluating the risks factors of the Company, such as the mechanisms for its control; (v) evaluating whether the investment and financing policies are consistent with the strategic plan of the Company; and (vi) evaluating whether the financing projects are consistent with the strategic plan of the Company.

Employees

As of December 31, 2011, we had approximately 1,011 employees.  The total number of employees increased by 1.5% in 2011, due primarily to our strategy of creating new sources of non-regulated income.  As of December 31, 2011, approximately 580 of our employees were unionized.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated.

Employees

	December 31,
	2009(2)	2010	2011
Categories of activity:
Airport operations	515	523	549
Airport maintenance	159	167	161
Administration(1)	298	306	301

Geographic location:
Acapulco	90	89	89
Ciudad Juárez	52	50	52
Culiacán	57	55	56
Chihuahua	62	63	63
Durango	42	41	39
Mazatlán	68	68	70
Monterrey	192	218	216
Reynosa	34	33	34
San Luis Potosí	42	43	42
Tampico	58	58	59
Torreón	50	51	49
Zacatecas	42	43	43
Zihuatanejo	48	47	46
Corporate Offices	135	137	153
Total(1)	972	996	1,011

(1)
As of December 31, 2009, 2010 and 2011, includes 457, 416 and 383 persons, respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., and 48 persons employed by Servicios Aero Especializados del Centro Norte, S.A. de C.V., our administrative services subsidiaries.

(2)
As of June 2008, Operadora de Aeropuertos del Centro Norte, S.A de C.V., and Servicios Aeroportuarios del Centro Norte, S.A. de C.V., due to a corporate reorganization, employed the operative and administrative employees of all airports.

All of our unionized employees are members of local chapters of the Mexican National Union of Airport and Auxiliary Services Workers, an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services agency as well as of the three other airport groups (the Southeast Group (Grupo Aeroportuario del Sureste, S.A. de C.V.), the México City Group (Grupo Aeroportuario de la Ciudad de México) and the Pacific Group (Grupo Aeroportuario del Pacifico, S.A. de C.V.)) operating in México.  Labor relations with our employees are governed by 13 separate collective labor agreements, each relating to one of our 13 airport subsidiaries, and negotiated by the local chapter of the union.  As is typical in México, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years.

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries.  We make bi-weekly contributions matching each employee’s contribution.  Employees are entitled to withdraw the funds in their accounts on an annual basis.  In 2010 and 2011, we made a total of Ps. 45.2 million and Ps. 45.1 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

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

In November 2006, a Mexican trust established by NAFIN, acting pursuant to the instructions of the Ministry of Communications and Transportation, sold 48.02% of our outstanding capital stock through a global public offering of shares in the form of American Despositary Shares, or ADSs, and Series B Shares, concurrently in the United States and México.  The net proceeds from the sale of the shares were paid to the Mexican government.  After the offering, the Mexican government ceased to be a shareholder.

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 18, 2012, identifying each owner of more than 5% of any series of our shares:

	Number of Shares		Percentage of Issued and Outstanding Capital
Identity of Stockholder	B Shares	BB Shares	B Shares	BB Shares

Aeroinvest(1)	167,702,700	—	42.0%	—
SETA(2)	8,000,000	58,800,000	2.0%	14.7%
Aberdeen Asset Management PLC(3)	45,246,352	—	11.3%	—
Quintana Family(4)	23,812,100	—	6.0%	—
Public	95,360,648	—	23.9%	—
Officers and Directors(5)	41,000	—	0.1%	—

(1)
In addition to the Series B shares it directly owns, Aeroinvest may be deemed to beneficially own all of our shares owned by SETA by virtue of its ownership of 74.5% of SETA’s capital stock.  Aeroinvest and SETA are subsidiaries of ICA.

(2)	Held in trust with Bancomext. Aeroinvest and SETA are subsidiaries of ICA.
(3)	Based on beneficial ownership reports filed with the SEC on January 10, 2012.
(4)
Based on beneficial ownership reports filed with the SEC on April 26, 2012.  Members of the Quintana Family, including current Directors, Mr. Alonso Quintana Kawage and Mr. Diego Quintana Kawage, directly own an aggregate of 23,812,100 million Series B Shares representing 6.0% of such series.  According to such reports, none of the members of the Quintana Family individually directly own more than 5% of any class of our shares.  Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.

(5)
Excludes shares beneficially owned by Mr. Alonso Quintana Kawage and Mr. Diego Quintana Kawage, who own 239,700 Series B Shares and 581,600 Series B Shares, respectively, and are included in the percentage owned by the Quintana Family as a group.

Arrangements Relating to SETA

The rules governing the sale of our Series BB shares to SETA required that SETA place all of its Series BB shares in a trust in order to guarantee SETA’s performance of its obligations under the Technical Assistance Agreement and SETA’s commitment to maintain its interest in us for a specified period.  Accordingly, SETA has placed its shares into the Bancomext Trust.  Pursuant to our bylaws, the Technical Assistance Agreement, the Participation Agreement and the Bancomext Trust, SETA was required to retain at least 51% of our shares until June 14, 2007, after which it became entitled to transfer up to one eighth of this 51% during each year thereafter.  The terms of the Bancomext Trust will be extended for an additional 15 years if, at the end of the initial 15-year term, SETA holds shares representing more than 10% of our capital stock.  SETA may terminate the Bancomext Trust before the second 15-year term begins if:  (i) SETA holds less than 10.0% of our capital stock at the end of the initial term; and (ii) the Technical Assistance Agreement has been terminated.  If the Bancomext Trust is not terminated within the second 15-year term, SETA is required to instruct Bancomext to transfer the shares to a new trust.  SETA is required to deposit in the trust any additional shares of our capital stock that it acquires.

Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present the Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, chief operating officer and commercial director, to elect three members of our Board of Directors and to propose the appointment of at least one member of each of our committees.  SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our stockholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by the Board of Directors require the affirmative vote of the directors appointed by the holder of our Series BB shares.  In the event of the termination of Technical Assistance Agreement, the Series BB shares would be converted into Series B shares, resulting in the termination of all of SETA’s special rights.  If at any time before June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but its other special rights would be unaffected).  If at any time after June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, whether before or after June 14, 2015, all of its special rights will remain in place.  In addition, shareholders of SETA have allocated among themselves certain veto rights relating to the exercise by SETA of its veto and other rights, which increases the risk of impasse at the shareholders meeting of SETA and ultimately at our shareholders meetings.

Our bylaws, the Participation Agreement and the Technical Assistance Agreement also contain certain provisions designed to avoid conflicts of interest between SETA and us, such as approval of certain related party transactions by our Special Committee.

Under the terms of the Participation Agreement and the Bancomext Trust, (i) SETA’s key partners, currently Aéroports de Paris Management (ADPM) and Aeroinvest, are required jointly to maintain at least 51% ownership of SETA until June 14, 2015, (ii) Aeroinvest must maintain at least a 25.5% ownership interest in SETA until such date, and (iii) ADPM must maintain at least a 10.0% ownership interest in SETA until such date.  To the extent that a key partner acquires shares of SETA in excess of its above-referred interest, such additional interest may be sold without restriction.  There can be no assurance that the terms of the Participation Agreement or the Bancomext Trust would not be amended to reduce or eliminate these ownership commitments.  If SETA or any of its stockholders defaults on any obligation contained in the trust agreement, or if SETA defaults on any obligation contained in the Participation Agreement or the Technical Assistance Agreement, after specified notice and cure provisions, the Bancomext Trust provides that the trustee may sell 5.0% of the shares held in the trust and pay the proceeds of such sale to us as liquidated damages.

Pursuant to the consortium agreement entered into among ADPM, Aeroinvest and VASA S.A. (a corporation organized under the laws of France) on May 16, 2000, as amended and restated, or the consortium agreement, the shareholders of SETA agreed that ADPM shall have the right to appoint one member of our Board of Directors and that Aeroinvest shall have the right to appoint up to three directors, the third of whom must satisfy the independence criteria of the Sarbanes-Oxley Act of 2002.  The right to appoint certain of our officers under the consortium agreement is allocated as follows:  Aeroinvest shall appoint our chief executive officer, chief financial officer, human resources manager (subject to the approval of ADPM) and general counsel; ADPM shall appoint our chief operating and quality officer and our commercial and marketing officer (subject to the approval of Aeroinvest).  The maintenance and infrastructure officer shall be appointed by SETA.

Aeroinvest and ADPM have also agreed that, in accordance with our bylaws, at least one member of our Special Committee shall be appointed by SETA.

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

Under the consortium agreement, transfers by either of Aeroinvest or ADPM of its shares in SETA to an unaffiliated third party are subject to limited rights of first refusal in favor of the non-transferring shareholder, and such transfers by Aeroinvest are subject, under certain conditions, to tag-along rights in favor of ADPM.  In addition, the consortium agreement includes put and call options in respect of shares of SETA held by Aeroinvest, whereby, from June 14, 2009, through the later of June 14, 2015, and the date that is six months following the termination of the Technical Assistance Agreement, under certain conditions, ADPM may require Aeroinvest to purchase all or a portion of shares of SETA held by ADPM, and in the event of the parties’ inability to resolve definitely a matter to be decided by the Board of Directors or shareholders of SETA, Aeroinvest may require ADPM to sell to Aeroinvest all or a portion of shares of SETA held by ADPM.

Arrangements Relating to Aeroinvest

In June 2005, SETA assigned to Aeroinvest an option to purchase Series B shares representing 36% of our then-outstanding capital stock (currently equivalent to 35.3% of our capital stock).  Aeroinvest purchased these shares from the Mexican government in December 2005 pursuant to this option, acquiring 141,120,000 Series B shares at an aggregate purchase price of U.S.$ 203.3 million (Ps. 2,165.4 million) (determined based on an initial price per share of U.S.$ 1.13 (Ps. 11.0198) plus an annual 5% premium, subject to decreases for any dividends declared and paid by us).  The acquisition of these Series B Shares was financed through credit facilities.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  Aeroinvest subsequently purchased additional Series B shares representing 6.6% of our capital stock.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In connection therewith, Aeroinvest assigned its economic interests (including its right to receive dividends) in its Series B shares representing 41.9% of our capital stock as well as 74.5% of the Series A shares of SETA.

On June 22, 2007, Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., División Fiduciaria and Banca Múltiple, J.P. Morgan Grupo Financiero, División Fiduciaria, entered into a voting agreement pursuant to which Aeroinvest agreed to vote its Series B shares currently representing 41.92% of our capital stock as a bloc in the same way SETA votes its shares of our capital stock at all ordinary and extraordinary shareholders meetings, subject to certain exceptions set forth in the agreement.  An English translation of this agreement is filed as an exhibit to this Form 20-F.

In February 2011, Aeroinvest repaid Merrill Lynch the totality of its credit facilities.

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2011 amounted to Ps. 55.2 million (U.S.$ 4.0 million).  The agreement provides us an exclusive license in México to use all technical assistance and expertise transferred to us by SETA or its stockholders during the term of the agreement.  The agreement has an initial term of approximately 15 years beginning June 14, 2000, and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015.  The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date.  A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B shares that are not owned by SETA or any of its affiliates.  A party may terminate the Technical Assistance Agreement prior to its expiration date upon non-compliance with its terms by the other party.  SETA provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the master development programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations.

The Technical Assistance Fee for 2000 and 2001 was fixed at U.S.$ 5.0 million.  Subsequent to January 1, 2003, the Technical Assistance Fee is equal to the greater of U.S.$ 3.0 million adjusted annually for inflation since June 14, 2006 (measured by the U.S. consumer price index), or 5% of our annual consolidated operating income (calculated prior to deducting the technical assistance fee and depreciation and amortization).  We believe that this structure creates an incentive for SETA to increase our annual consolidated earnings.  SETA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

The Technical Assistance Agreement allows SETA, its stockholders and their affiliates to render additional services to us only if our Special Committee determines that these related persons have submitted an arm’s-length bid in a public bidding process.  For a description of this committee, see “Item 6.  Directors, Senior Management and Employees—Committees.”

In 2010 and 2011, we recognized expenses of U.S.$ 3.8 million and U.S.$ 4.0 million, respectively, pursuant to the Technical Assistance Agreement plus additional nominal expenses paid to SETA and its affiliates.

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

Arrangements with Aeroinvest and Its Affiliates

Our parent company Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities in June 2007.  In connection with the Merrill Lynch refinancing, Aeroinvest assigned its economic interests (including its right to receive dividends) with respect to its Series B shares currently representing 41.92% of our capital stock as well as 74.5% of the Series A shares of SETA.  Aeroinvest purchased thereafter additional Series B Shares representing 6.64% of our capital stock.  Although we were not parties to the refinancing agreements previously mentioned, the refinancing agreements required us to comply with certain restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions, make investments or capital expenditures outside our master development plans.

In February 2011, Aeroinvest repaid Merrill Lynch, Pierce, Fenner & Smith Incorporated the outstanding amounts under these credit facilities.  On December 20, 2011, Aeroinvest entered into a credit agreement with Bank of America, N.A., for U.S.$ 45.0 million that requires us to comply with certain covenants that include, but are not limited to, compliance with certain ratios, restrictions on our ability to create liens, incur indebtedness, sell, lease, transfer or dispose of assets, engage in merger transactions or otherwise change our business, make investments or capital expenditures outside of our master development plans or issue additional shares.

In the future, Aeroinvest could enter into additional agreements that may require us to comply with certain covenants.  Aeroinvest’s economic interests with respect to these or any other additional Series B Shares purchased by Aeroinvest may become subject to an assignment under the terms of any future refinancing documents in certain circumstances.

Arrangements with Other Affiliates

We periodically engage ICA and its affiliates to provide construction and related services to us.  In 2011, we contracted Ps. 95.7 million for services to be provided by ICA and its affiliates periodically.  In accordance with our Related Party Guidelines, such contracts were approved by our Board of Directors upon the recommendation of our Special Committee responsible for Corporate Practices Functions and in accordance with Mexican Securities Law.  The Committee considered these contracts to be arm’s-length agreements based on the evaluation of these contracts by the third-party professionals Desarrollo de Ingeniería Civil y Tecnológica, S.A. de C.V. (DICTEC), represented by Jorge Moreno Anaya; Corporativo de Ingeniería Terrestre, S.A. de C.V. (COITSA), represented by Victor Manuel Corona Ahumada; and Proyectos Asesoría y Control de Calidad, S.A. de C.V. (PACCSA), represented by Rafael Limón.  All companies are independent experts contracted by us to evaluate offers made by ICA.  They determined that ICA’s offers were consistent with market prices.

The following table shows details of the contracts concluded with ICA in 2011, providing for payment of Ps. 95.7 million in exchange for the construction, rehabilitation or maintenance of runways and aprons of our airports.  This amount represents 12.9% of capital expenditures plus major maintenance investments and other expenses, equivalent to Ps. 740.5 million.

Airport	Month	Amount (millions of pesos)
Aeropuerto de Durango, S.A. de C.V.	September	12.0
Aeropuerto de Monterrey, S.A. de C.V.	May	5.3
Aeropuerto de Tampico, S.A. de C.V.	October	51.1
Aeropuerto de Zacatecas, S.A. de C.V.	May	27.3
Total		95.7

Item 8.	Financial Information

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

Disputed Land Ownership at Ciudad Juárez International Airport

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$ 120.0 million.  On May 18, 2005, a Mexican court ordered us to return the disputed land to the plaintiffs.  However, that decision and three subsequent constitutional claims (juicios de amparo) permitted the ruling to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation, as the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juárez airport.  On August 28, 2009, the Federal Government filed its answer to the claim, in which it requested that the trial be moved to Federal Jurisdiction.  In May 2010, the Court of Appeals granted the Federal Government’s request, giving the Federal Courts jurisdiction to hear the lawsuit.  The plaintiffs filed a constitutional claim against this ruling before the District Court in Chihuahua and on November 29, 2010, the District Court in Chihuahua confirmed the Court of Appeals ruling.  Against this ruling, the plaintiffs filed an appeal (recurso de revisión) before the Federal Circuit Court, and on July 7, 2011, the Federal Circuit Court ruled that the plaintiffs’ constitutional claim should be heard by a District Court in Ciudad Juárez.  In October 2011, the District Court in Ciudad Juárez denied the plaintiffs’ constitutional claim, against which, in November 2011, the plaintiffs filed a new appeal (recurso de revisión) before the Federal Circuit Court.  This latest appeal is still pending.

In the event that any subsequent action results in a decision substantially similar to the May 18, 2005, court order or that is otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of our concessions would require, our concession to operate the Ciudad Juárez airport would terminate.  In 2011, the Ciudad Juárez airport represented 4.6% of our consolidated total revenues.  Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of our concessions the termination of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and that the Mexican federal government would be obligated to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that we would be so indemnified.

Tax Audit at the Acapulco Airport

On November 5, 2009, the Local Tax Audit Administration of the Tax Administration Service in Acapulco conducted an audit of Aeropuerto de Acapulco, S.A. de C.V., and determined a tax liability of Ps. 27.9 million for alleged revenue omissions, excess deductions, surcharges and fines.  We will file a motion for reconsideration against such determination.  We have not recorded any provision related to this claim as the probability of incurring a loss is remote.  We believe that we have sufficient elements to obtain a favorable result; otherwise, we will file an action for annulment with the Federal Tax and Administrative Court of Justice.

Property Tax Claims

Administrative law proceedings were asserted against us by the municipalities of Reynosa, Zihuatanejo, Ciudad Juárez, Tampico and Culiacán, for the payment of property taxes with respect to the real estate on which we operate our airports in those cities.  The claims of the municipalities of Reynosa, Zihuatanejo, Ciudad Juárez, Tampico and Culiacán amounted to Ps. 244.9 million, Ps. 2.8 million, Ps. 7.5 million, Ps. 1.0 million and Ps. 4.3 million, respectively.  The claims of Culiacán, Zihuatanejo, Ciudad Juárez and Tampico were dismissed in September 2011, April 2011, March 2011 and January 2009, respectively.

In February and November 2011, the municipality of Reynosa filed property tax claims against us for Ps. 117.0 million and Ps. 127.0 million, respectively.  We have filed administrative appeals to these claims.  Our appeals are still pending.  These amounts could increase if the rulings are not in our favor.  Moreover, other municipalities in which we operate could assert similar claims.

We do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.  Should a court determine that these taxes must be paid in response to any future proceedings, we believe that only the owners of the land would be responsible for paying these taxes directly, and the obligation to pay these taxes is not otherwise contemplated in the terms of our concessions.  The Mexican government has not acknowledged an obligation to pay such taxes, however, and changes to the Mexican Constitution and other applicable laws could render us liable to municipalities for property taxes in the future.  We cannot predict the amount of any such future tax liabilities or the criteria that would be used to determine them.  If such changes were to occur, and any amounts owed were substantial, these resulting tax liabilities could have a materially adverse effect on our consolidated financial condition or results of operations.

Other Mexican airport operators contesting the assessment of similar property tax claims have been required to post surety bonds in connection with their challenge of those assessments.  If we are required to post similar surety bonds in the future, the terms of the surety bonds may restrict our ability to pay dividends or otherwise limit our flexibility.

Relocation of a Cargo Tenant at the Monterrey Airport

As part of the expansion and modernization of cargo operations at the Monterrey airport, we have entered into agreements with most of our cargo customers and the Mexican customs authorities under which they have agreed to relocate their operations to new facilities.  Braniff Air Freight and Company, S.A. de C.V., or Braniff, a cargo customer that leases a portion of the area originally dedicated to customs activities at the airport from Mexican customs authorities, filed a claim in January 2004 challenging the validity of our relocation agreement with the Mexican customs authorities.  Although Braniff’s claim was dismissed, it has refused to vacate the space it occupies.  We brought a claim against the Mexican customs authorities seeking to cause them to relocate Braniff, and a Mexican court recently entered an initial judgment in our favor.  The Mexican customs authorities did not appeal such initial judgment and we are currently requesting the execution of the court’s order against the customs authorities.  Braniff and other cargo customers (Levisa, Salvador Daw Vidal and Braniff Despachos Aduanales) challenged our efforts to seek this enforcement and obtained a suspension of the court order against the Mexican customs authority until the fulfillment of the court resolution.  On December 8, 2008, the constitutional claims filed by Braniff and other cargo customers were dismissed, and, as a consequence, the prior judgment should be executed by the Court against the customs authorities in the near future.  On October 30, 2009, the Mexican customs authority agreed with us and relocated in the new customs area by itself.  Braniff filed a new constitutional claim against the relocation of the customs authority, which as of May 10, 2011, was resolved denying Braniff’s request.  On April 18, 2011, the Mexican customs authorities partially complied with the court’s decision, delivering part of the Monterrey airport surface.  On May 17, 2011, Braniff filed a new constitutional claim, which, on October 28, 2011, was also denied.  It is possible that Braniff will file a new claim; however, we believe that we would obtain a favorable resolution if they were to do so, as we have in the past.

Outstanding Amounts Due from Airlines that Suspended Operations at Our Airports

Following the cessation of operations by Aerocalifornia, Avolar, Azteca, Aladia and Alma, we initiated legal proceedings against such airlines to recover outstanding amounts due, including rent, airport fees and passenger charges.

●
Aerocalifornia operated at the Chihuahua, Ciudad Juárez, Culiacán, Durango, Mazatlán, Monterrey and Torreón airports and suspended its operations as a result of a suspension by the Mexican regulatory authorities on July 24, 2008.  As of April 18, 2012, this airline owed us a total amount of Ps. 4.2 million.

●
Avolar operated at the Acapulco, Culiacán, Durango and Zacatecas airports and suspended its operations as a result of a suspension by the Mexican regulatory authorities on August 5, 2008.  As of April 18, 2012, this airline owed us a total of Ps. 4.7 million.

●
Azteca Airlines operated at the Acapulco, Chihuahua, Ciudad Juárez, Culiacán, Monterrey and Zacatecas airports and suspended its operations as a result of a suspension by the Mexican regulatory authorities on March 26, 2007.  This airline also completely suspended its operations on October 10, 2007, which could further affect its financial conditions and its ability to repay us.  As of April 18, 2012, this airline owed us a total amount of Ps. 3.6 million.

●
Aladia operated at the Monterrey airport throughout the year and at the Chihuahua, Ciudad Juárez and Mazatlán airports in the summer months and suspended its operations on October 21, 2008.  As of April 18, 2012, this airline owed us a total amount of Ps. 0.7 million.

●
Alma operated at the Chihuahua, Ciudad Juárez, Mazatlán, Reynosa, Tampico, Torreón and Zihuatanejo airports and suspended its operations on November 7, 2008.  A Federal Court declared this airline’s bankruptcy on March 20, 2009, which could further affect its financial conditions and its ability to repay us.  As of April 18, 2012, this airline owed us a total amount of Ps. 21.8 million.

●
On June 3, 2009, the Ministry of Communications and Transportation, acting through the Mexican Bureau of Civil Aviation, temporarily suspended the operation of 25 Aviacsa aircraft.  Aviacsa received a judicial injunction that enabled it to continue to operate, and it resumed operations on June 12, 2009.  On July 6, 2009, the Ministry of Communications and Transportation suspended Aviacsa’s right to use Mexican airspace, based on non-payment of royalties owed to the Navigation Services for Mexican Airspace.  Aviacsa filed for insolvency protection on October 30, 2009.  Aviacsa accounted for 7.0% of our total passenger traffic during the January–June 2009 period, and 96.64% of such passengers were domestic.  As of April 18, 2012, this airline owed us a total amount of Ps. 26.9 million.  Currently we are in the process of negotiating the collection of the amounts owed to us by Aviacsa.

●
On August 3, 2010, Mexicana de Aviación announced that it filed for bankruptcy protection (concurso mercantil) in México and that it also sought bankruptcy protection in the United States.  On August 27, 2010, Grupo Mexicana announced the indefinite suspension of operations of Mexicana de Aviación, ClickMexicana and MexicanaLink.  On September 7, 2010, ClickMexicana and MexicanaLink (subsidiaries of Grupo Mexicana) filed for bankruptcy protection in México.  During the first six months of 2010, Grupo Mexicana generated 16.6% of our total passenger traffic, of which 7.6% was accounted for solely by Mexicana de Aviación.  Grupo Mexicana generated 17.3% of our domestic passenger traffic, including 7.2% from Mexicana de Aviación.  In terms of international traffic, Grupo Mexicana generated 13.1% of traffic, of which Mexicana de Aviación accounted for 9.3%.  Grupo Mexicana generated 12.2% of our revenues during the first six months of 2010, of which Mexicana de Aviación accounted for 5.9%.  In November 2010, we filed a motion (incidente de separaciòn de bienes) against Grupo Mexicana to recover the passenger charges that Grupo Mexicana collected for us.  On January 4, 2012, a federal court of appeals (tribunal colegiado de circuito) determined that the dispute over the passenger charges was separable from the bankruptcy process.  On February 27, 2012, the court of first instance ordered the separation of Ps. 58.1 million from the bankruptcy trial of ClickMexicana in our favor, and on April 18, 2012, the court ordered ClickMexicana to pay us or to declare it legally impossible to execute the payment within five days from the date of the court’s decision.  As of the date of this report, ClickMexicana has not paid us or declared payment legally impossible.  As of April 18, 2012, the total amount owed to us by Grupo Mexicana amounted to Ps. 145.9 million.  We cannot assure you that these amounts will be recovered.

The amounts mentioned above do not include interest.  Since most of these airlines are facing insolvency proceedings and other difficulties, there can be no assurance that we will be successful in the recovery of the amounts these airlines owe us.  We have created allowances for all outstanding amounts.

Administrative Proceeding for Potential Environmental Violations in Monterrey

On April 18, 2008, we were notified about an administrative investigation by the Mexican Federal Environmental Protection Agency with respect to potential violations of environmental regulations in connection with the construction of Terminal B at the Monterrey airport, which was constructed on an allegedly forested area.  The notification alleged that the construction took place without the required feasibility studies and environmental analysis, in violation of the environmental regulations.  We filed a formal answer with the Mexican Federal Environmental Protection Agency on May 12, 2008, in order to provide evidence that we have complied with all applicable environmental laws.  As part of the administrative proceeding, we signed an agreement with the Mexican Federal Environmental Protection Agency establishing our obligations, which includes the presentation of a study of possible damages, mitigation and compensation measures.  As part of the measures to mitigate possible damages, we proposed the reforestation of the Municipality of Apodaca by planting 2,000 trees from February 2009 to November 2009.  On February 26, 2010, we informed the Mexican Federal Environmental Protection Agency that we had fulfilled these measures and concluded the scheduled steps on mitigation and reforestation.  On May 24, 2010, the Mexican Federal Environmental Protection Agency inspectors visited the Monterrey airport in order to verify the successful implementation and fulfillment of our obligations.  This visit ended the administrative proceeding.  On June 4, 2010, a resolution by the Mexican Federal Environmental Protection determined the compliance of the Monterrey airport with the agreement, which concluded the administrative procedure against the airport and ordered the conclusion of the administrative procedure.  We expect to receive a compliance certificate for Monterrey airport from the Mexican Federal Environmental Protection Agency.

DIVIDENDS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock.  Our legal reserve fund was Ps. 165.1 million at December 31, 2011 (excluding reserve amounts corresponding to 2011 net income), which represented 3.8% of our capital stock as of such date.

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends was determined under MFRS on our results of operations until the year 2010.  In 2011, the level of earnings available for the payment of dividends was determined under IFRS.  Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to us.  We are also required to allocate earnings to our legal reserve fund prior to distributing any dividend payments to our shareholders.

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

Our dividend policy seeks to ensure the tax efficient payment of dividends.  Because any dividend we expect to pay will likely be subject to the corporate-level dividend tax referred to above, our dividend policy has been designed to ensure that any corporate-level dividend tax we pay may be applied by us as a credit against its projected future corporate income tax liability in the year paid and in the subsequent two years.

Our dividend policy has a fixed and a variable component paid annually in equal quarterly installments.  The fixed component is Ps. 325.0 million per year.  The variable component will be based on the funds available for distribution in excess of the fixed component.

Our dividend policy applicable to our results of operations until the year 2010 presupposed that the declaration and amount of dividends paid were subject to (and determined by) the following factors:

●	compliance with applicable law regarding the declaration and payment of dividends with respect to any year including the establishment of the statutory legal reserve fund of 5%;

●
maintaining sufficient cash reserves, as determined by our Board of Directors, necessary to cover our projected investments for the subsequent 12 months and our expected operating expenses for the subsequent six months;

●
the amount of dividends to be paid may be limited to the extent necessary to avoid generating a tax liability that cannot be credited against our expected income tax liability in the subsequent two years (which is the period during which Mexican law allows us to credit the corporate-level dividend tax against our income tax liability); and

●	maintaining sufficient cash reserves, as determined by our Board of Directors, as to allow us to react to or prevent any adverse financial change in the operations of the business.

Our current dividend policy presupposes that the declaration and amount of dividends paid are subject to (and determined by) the following factors:

●	dividends are subject to the approval of our shareholders, based on the recommendation of our Board of Directors;

●	compliance with applicable law regarding the declaration and payment of dividends with respect to any year, including the establishment of the statutory legal reserve fund of 5%;

●	both the fixed and the variable amount of dividends will be subject to our financial position and dependent upon there being no adverse financial changes; and

●	the payment of dividends must be tax efficient.

Our dividend policy applicable to our results of operations until the year 2010 was prepared based on then current Mexican tax law and our then-current projections of our future earnings and corporate income tax liability.  Our current dividend policy was prepared based on current Mexican tax law and our current projections of our future earnings and IFRS. Changes in Mexican tax law and our actual results of operations could cause our Board of Directors to propose to our shareholders to change the current dividend policy.

The declaration, amount and payment of dividends, if any, are subject to the approval of either (i) holders of a majority of our capital stock present at a shareholders’ meeting and, so long as the Series BB shares represent at least 7.65% of our outstanding capital stock, the approval of SETA (as the holder of the Series BB shares) or (ii) holders of 95% of our capital stock.

On January 31, 2007, our shareholders approved a proposal to include quarterly dividend payments in our dividend policy.  Dividends are paid in four equal payments on the following dates in any given year:  July 15, October 15, January 15 and April 15, or on the following business day in case any of this dates is a non-business day.

On April 3, 2008, our shareholders approved a cash dividend of Ps. 434.2 million and the use of up to Ps. 400.0 million to repurchase shares.  The dividend is Ps. 1.0856 per share, to be paid in four equal quarterly installments of Ps. 0.2714 per share each.  Other resolutions of the shareholders’ meeting included: (i) ratification of the members of the Board of Directors that served from April 3, 2008, to April 23, 2009, (ii) designation of Independent Director Fernando Flores as the new Chairman of the Corporate Practices Committee (now the Special Committee responsible for Corporate Practices Functions) and (iii) modification of the bylaws in order to strengthen corporate governance.  The shareholders also agreed to postpone consideration of a proposal to modify the dividend policy to a future extraordinary shareholders’ meeting.

On April 24, 2009, our shareholders approved a cash dividend of Ps. 400.0 million and the use of up to Ps. 400.0 million to repurchase shares in accordance with the share repurchase program.  The dividend is Ps. 1.00 per share, to be paid in four equal quarterly installments of Ps. 0.25 per share each.  Other resolutions of the shareholders’ meeting included:  (i) ratification of all current members of the Board of Directors and (ii) designation of Independent Director Luis Guillermo Zazueta Domínguez as the new Chairman of the Committee.

On April 16, 2010, our shareholders approved a cash dividend of Ps. 400.0 million and the use of up to Ps. 400.0 million to repurchase shares in accordance with the share repurchase program.  The dividend is Ps. 1.00 per share, to be paid in four equal quarterly installments of Ps. 0.25 per share each.  Other resolutions of the shareholders’ meeting included:  (i) ratification of all current members of the Board of Directors and (ii) designation of Independent Director Luis Guillermo Zazueta Domínguez as the Chairman of the Committee.

On April 14, 2011, our shareholders approved a cash dividend of Ps. 400.0 million and the use of up to Ps. 400.0 million to repurchase shares in accordance with the share repurchase program.  The dividend is Ps. 1.00 per share, to be paid in four equal quarterly installments of Ps. 0.25 per share. The shareholders’ meeting also noted with appreciation the leadership of Bernardo Quintana, who stepped down as Chairman of the Board after serving in that position since 2005.  They then approved the proposal of the Board of Directors to name José Luis Guerrero Álvarez the CEO of Empresas ICA.  The shareholders also elected Diego Quintana Kawage as a director and Cristina Gil White as an independent director.  Furthermore, our shareholders also approved the change in our dividend policy described above.

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

Distributions we make to our shareholders other than dividends (in the manner described above), including capital reimbursements, amortization of shares or otherwise, would be subject to taxation in México, including withholding taxes.  The tax rates applicable and the method of assessing and paying taxes applicable to any such non-dividend distributions will vary depending on the nature of the distributions.

Capital Stock Reimbursement

On April 18, 2012, our shareholders voted to reduce the minimum fixed capital by means of a lump sum reimbursement to shareholders in the amount of Ps. 1.25 to be paid in cash for each share outstanding no later than July 18, 2012.

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

	U.S.$ per ADS(1)		Pesos per Series B Share
	Lowest	Highest	Lowest	Highest
2007	23.48	30.72	32.41	41.15
2008	7.06	23.98	12.29	34.20
2009	7.37	14.02	12.53	22.98
2010
First Quarter	11.51	15.37	18.71	24.33
Second Quarter	12.25	15.82	20.28	24.25
Third Quarter	11.55	14.60	18.89	22.83
Fourth Quarter	14.61	16.27	22.50	24.98

2011
First Quarter	13.96	15.98	21.03	24.01
Second Quarter	15.32	18.15	22.52	26.93
Third Quarter	12.46	18.85	20.08	27.40
Fourth Quarter	12.25	14.15	21.60	24.99

	U.S.$ per ADS(1)		Pesos per Series B Share
	Lowest	Highest	Lowest	Highest
Monthly Prices
December 2011	12.25	13.71	21.60	23.11
January 2012	13.05	15.07	21.85	25.20
February 2012	15.17	16.57	24.20	26.98
March 2012	16.00	16.79	25.37	27.00

(1)	8 Series B shares per ADS.
Sources:	Mexican Stock Exchange and NASDAQ.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in México City, is the only stock exchange in México.  Founded in 1894, it ceased operations in the early 1900s and was reestablished in 1907.  The Mexican Stock Exchange is organized as a corporation (sociedad anónima de capital variable) whose shares are held by brokerage firms.  These firms are exclusively authorized to trade on the floor of the Exchange.  Trading on the Mexican Stock Exchange takes place exclusively through an automated inter-dealer quotation system known as SENTRA, which is open between the hours of 8:30 a.m. and 3:30 p.m., México City time, each business day.  Each trading day is divided into six trading sessions with 10-minute periods separating each session.  Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be made outside the Exchange.  Due primarily to tax considerations, however, most transactions in listed Mexican securities are made through the Exchange.  The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility.  The suspension procedures will not apply to shares that are directly or indirectly (through ADSs or CPOs) quoted on a stock exchange outside México.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange.  Deferred settlement, even if by mutual agreement, is not permitted without the approval of the CNBV.  Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Instituto para el Depósito de Valores, a privately owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for Mexican Stock Exchange transactions, eliminating the need for the physical transfer of shares.

The Mexican Stock Exchange is one of Latin America’s largest exchanges in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets and therefore subject to greater volatility.

As of December 31, 2011, 127 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2011, the 10 most actively traded equity issues (excluding banks) represented approximately 78.3% of the total volume of equity issues traded on the Mexican Stock Exchange.  Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in México.

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

At our Extraordinary Stockholders’ Meeting held on October 2, 2006, our shareholders adopted resolutions amending and restating of our bylaws to organize the company as a sociedad anónima bursátil and to conform our bylaws to the provisions of the Mexican Securities Market Law.  Some of the relevant changes included the enhancement of certain provisions applicable to the corporate governance of public companies, clarification of certain provisions relating to directors’ and officers’ liability and the elimination of restrictions on ownership of our shares.

Our bylaws were further amended in the shareholders’ meeting held on April 3, 2008.  In particular, the primary change concerned the elimination of the Nominations Committee and transfer of such Committee’s duties to the shareholders meeting and, where appropriate, to the Board of Directors.

Purposes

The purposes of the Company include the following:

●
to acquire, as founder or through acquisitions, shares of or interests or participations in privately or state-owned companies engaged in the management, operation (including the provision of aeronautical, complementary, commercial and construction services) and/or development of civilian airports pursuant to the Mexican Airport Law and its regulations; to participate in the capital stock of companies engaged in the provision of all types of services; to vote, as a group and in the same manner, as prescribed by the bylaws or as directed by the Board of Directors, the shareholders’ meeting or any other person authorized by the bylaws to issue such a directive, any shares of stock of any other company owned thereby; and to sell, transfer or dispose of any such shares, participations or other securities in accordance with the applicable law;

●
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

●
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

●
to obtain, acquire, use, transfer and grant or secure licenses in respect of all types of patents, invention certificates, registered trademarks, trade names, copyrights or any rights associated therewith, whether in México or abroad;

●
to obtain all types of secured and unsecured loans or credit facilities and to grant loans to any association, company, entity or individual in which it holds more than 50% of the capital stock with voting rights or which is otherwise under its control;

●
to provide all types of collateral and guaranties in respect of any credit instrument issued or obligation assumed thereby or by any entity in which it holds more than 50% of the shares of stock with voting rights or which is otherwise under its control;

●	to issue, subscribe, accept and endorse all types of credit instruments, including secured and unsecured debentures;

●
to issue unsubscribed shares of any series of stock, which will be maintained as treasury shares for their delivery upon subscription, and to enter into option agreements with third parties providing for the right to subscribe and pay for any such shares.  We may also issue unsubscribed shares pursuant to Article 53 and other related provisions of the Securities Market Law;

●
to maintain, hold, sell, transfer, dispose of or lease all types of assets, personal and real property and rights thereto as may be necessary or convenient to achieve its corporate purpose or the purpose of any association or company in which it holds an interest or participation; and

●	generally, to carry out and execute any related, incidental or ancillary activities, agreements and transactions that may be necessary or convenient to achieve the abovementioned purposes.

Directors

Election of Directors

The Board of Directors is responsible for the oversight of our business.  Pursuant to our bylaws, the Board of Directors must consist of an odd number of directors determined at an ordinary general meeting of shareholders and is required to have at least 11 members.  Our Board of Directors currently consists of 11 directors and 1 alternate director, each of whom is elected at the annual shareholders’ meeting.  Under the Mexican Securities Market Law and our bylaws, at least 25% of our directors must be independent.  Under Mexican law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the National Banking and Securities Commission.

At each shareholders’ meeting for the election of directors (i) each person (or group of persons acting together) holding 10% of our capital stock in the form of Series B shares is entitled to designate one director, (ii) the holders of Series BB shares are entitled to elect three directors and their alternates pursuant to our bylaws, the Participation Agreement and the Technical Assistance Agreement, and (iii) the remaining members of the Board of Directors are to be elected by the holders of our capital stock (both the Series BB and the Series B shares, including those Series B holders that were entitled to elect a director by virtue of their owning 10% of our capital stock).  The candidates to be considered for election as directors by the shareholders will be proposed to the shareholders’ meeting by the Board.  Any slate of candidates proposed by the Board shall include independent directors to the extent required by the Mexican Securities Market Law and other applicable law.

Under the Participation Agreement, NAFIN, as trustee of the selling stockholder, Bancomext, ICA and SETA agreed that three of our directors are to be elected by SETA, as holder of the Series BB shares, and three are to be elected by ICA.  Five of our directors are independent.

Authority of the Board of Directors

The Board of Directors is our legal representative under Mexican law.  Pursuant to the Mexican Securities Market Law, the Board of Directors is required to approve, among other matters:

●	our general strategy;

●	the business plan and the investment budget on an annual basis;

●	capital investments not considered in the approved annual budget for each fiscal year;

●	the proposal to increase our capital or that of our subsidiaries;

●	our five-year master development program and any amendments thereto for each of our airports to be submitted to the Ministry of Communications and Transportation;

●	the voting of the shares we hold in our subsidiaries;

●	our management structure and any amendments thereto;

●	the election of our chief executive officer from the candidates proposed by the Series BB Directors and the approval of his compensation or his removal for cause;

●	any transfer by us of shares in our subsidiaries;

●
subject to the recommendation of the Special Committee responsible for Corporate Practices Functions, among other matters, (i) the guidelines for the use or enjoyment of the goods that are part of our patrimony or that of our subsidiaries, by any related party, (ii) any transaction with related parties, subject to certain limited exceptions, (iii) the authorization for any member of our board, relevant officers or person with power of command, to take advantage of business opportunities for his own benefit or for the benefit of third parties, that originally corresponded to us or the companies under our control or in which we have a significant influence, and that exceed the limits set forth under item (iii) of the next paragraph and (iv) the establishment of guidelines for the appointment and compensation of executive officers, which must be consistent with the guidelines established in the Technical Assistance Agreement;

●
subject to the recommendation of the Special Committee responsible for Audit Functions, among other matters, (i) our financial statements and those of our subsidiaries, (ii) subject to certain limited exceptions, the acquisition and alienation by us, of our own stock, (iii) the guidelines for the granting of loans or any type of credits or guarantees to any related party, (iv) the guidelines regarding our internal controls, internal audits and those of our subsidiaries, (v) our accounting policies, including adjustments to our accounting principles to conform to or recognize those issued by the Commission, (vi) the hiring and termination of our external auditors and (vii) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or U.S.$ 20.0 million, or (b) the giving of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of our consolidated assets, U.S.$ 40.0 million or in excess of the debt level set forth in the annual business plan, which must not exceed a 50% debt-to-capital ratio;

●	the appointment and delegation of responsibilities, the creation of new committees or changing the responsibilities assigned to existing committees;

●
the appointment of members of the Special Committee responsible for Corporate Practices and for Audit Functions; with the understanding that at least one of its members shall be appointed from those proposed by the members of the board appointed by the holders of Series BB shares;

●	proposals to the shareholders’ meetings regarding (i) our dividend policy and (ii) the use of our earnings;

●	subject to certain conditions, the appointment of provisional members of the board, without the need for a shareholders’ meeting;

●	public tender offers;

●
the presentation at a general ordinary shareholders’ meeting of any of the following agenda items:  (i) the annual reports of the Special Committee responsible for the Audit and the Corporate Practices Functions, (ii) the annual report given by the chief executive officer, the opinion of the external auditor and the opinion of the board on the content of such report, (iii) the report containing the main accounting and information guidelines used for the preparation of our financial information and (iv) the report on the operations and activities in which the board had intervened pursuant to the Mexican Securities Market Law;

●	the appointment, removal, duties and responsibilities of our internal auditor;

●
communication policies with regards to providing information to our shareholders, the market and to other members of the board and relevant officers as well as decisions with regards to specific information to be released;

●	actions to be taken in order to rectify any known irregularity and to implement any corrective measures;

●	the terms and conditions subject to which the chief executive officer shall exercise his power and duties; and

●	resolutions instructing our chief executive officer to disclose material information to the general public.

Under our bylaws, resolutions at board meetings with respect to any of the issues listed above will be valid only if approved by the members of the Board of Directors elected by the holders of the Series BB shares.

Powers of Series BB Directors

The Series BB directors are entitled to:  (i) nominate the candidates for chief executive officer to our Board of Directors, (ii) move for the removal of our chief executive officer, (iii) appoint and remove half of our executive officers in accordance with the guidelines established in the Technical Assistance Agreement and the guidelines approved by our Board of Directors and (iv) appoint at least one member to each of our committees.

In addition, any matter requiring board approval under our bylaws, as indicated above, will require the approval of a majority of the directors appointed by the Series BB shareholders for so long as the Series BB shares represent at least 7.65% of our capital stock.

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 18, 2012:

Capital Stock

	As of April 18, 2012
	Authorized	Issued and Outstanding
Capital Stock:
Series B shares	341,200,000	340,162,800
Series BB shares	58,800,000	58,800,000
Total	400,000,000	398,962,800

All ordinary shares confer equal rights and obligations to holders within each series.  The Series BB shares have special voting and other rights described below.

Our bylaws provide that our shares have the following characteristics:

●	Series B. Series B shares currently represent 85.3% of our capital. Series B shares may be held by any Mexican or foreign natural person, company or entity.

●
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

Under Mexican law and our bylaws, we may hold three types of shareholders’ meetings:  ordinary, extraordinary and special.  Ordinary shareholders’ meetings are those called to discuss any issue not reserved for extraordinary shareholders’ meetings.  An annual ordinary shareholders’ meeting must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the report prepared by the Board on our financial statements, the appointment of members of the Board, declaration of dividends and the determination of compensation for members of the Board.  Under the Mexican Securities Market Law, our ordinary shareholders’ meeting, in addition to those matters described above, must approve any transaction representing 20% or more of our consolidated assets, executed in a single or a series of transactions, during any fiscal year.

Extraordinary shareholders’ meetings are those called to consider any of the following matters:

●	extension of a company’s duration or voluntary dissolution;

●	an increase or decrease in a company’s minimum fixed capital;

●	change in corporate purpose or nationality;

●	any transformation, merger or spin-off involving the company;

●	any stock redemption or issuance of preferred stock or bonds;

●	the cancellation of the listing of our shares with the National Registry of Securities or on any stock exchange;

●	amendments to a company’s bylaws; and

●	any other matters for which applicable Mexican law or the bylaws specifically require an extraordinary meeting.

Special shareholders’ meetings are those called and held by shareholders of the same series or class to consider any matter particularly affecting the relevant series or class of shares.

Shareholders’ meetings are required to be held in our corporate domicile, which is México City.  Calls for shareholders’ meetings must be made by the Chairman, the Secretary, two members of the Board of Directors, the Special Committee responsible for Audit and Corporate Practices Functions.  Any shareholder or group of shareholders representing at least 10% of our capital stock has the right to request that the president of the Board of Directors or the Special Committee responsible for Audit and Corporate Practices Functions calls a shareholders’ meeting to discuss the matters indicated in the relevant request.  If the president of the Board of Directors or the Special Committee responsible for Audit and Corporate Practices Functions fails to call a meeting within 15 calendar days following receipt of the request, the shareholder or group of shareholders representing at least 10% of our capital stock may request that the call be made by a competent court.

Calls for shareholders’ meetings must be published in the Official Gazette of the Federation or in one newspaper of general circulation in México City at least 15 calendar days prior to the date of the meeting.  Each call must set forth the place, date and time of the meeting and the matters to be addressed.  Calls must be signed by whoever makes them, provided that calls made by the Board of Directors or the Special Committee responsible for Audit and Corporate Practices Functions must be signed by the Chairman, the Secretary or a special delegate appointed by the Board of Directors or the Special Committee responsible for Audit and Corporate Practices Functions for that purpose.  Shareholders’ meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing our capital are duly represented.

To be admitted to any shareholders’ meeting, shareholders must:  (i) be registered in our share registry; and (ii) at least 24 hours prior to the commencement of the meeting submit (a) an admission ticket issued by us for that purpose and (b) a certificate of deposit of the relevant stock certificates issued by the Secretary or by a securities deposit institution, a Mexican or foreign bank or securities dealer in accordance with the Mexican Securities Market Law.  The share registry will be closed three days prior to the date of the meeting.  Shareholders may be represented at any shareholders’ meeting by one or more attorneys-in-fact who may not be our directors.  Representation at shareholders’ meetings may be substantiated pursuant to general or special powers of attorney or by a proxy executed before two witnesses.

At or prior to the time of the publication of any call for a shareholders’ meeting, we will provide copies of the publication to the depositary for distribution to the holders of ADSs.  Holders of ADSs are entitled to instruct the depositary as to the exercise of voting rights pertaining to the Series B shares.

Quorum

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

Extraordinary shareholders’ meetings are regarded as legally convened pursuant to a first call when at least 75% of the shares representing our capital are present or duly represented and no minimum number of shares is required for a quorum at a second call for an extraordinary shareholders meeting.  Resolutions at extraordinary meetings of shareholders are valid if taken by the favorable vote of shares representing more than 50% of our capital.

Notwithstanding the foregoing, resolutions at extraordinary meetings of shareholders called to discuss any of the issues listed below are valid only if approved by a vote of shares representing at least 75% of our capital:

●	any amendment to our bylaws that: (i) changes or deletes the authorities of our committees or (ii) eliminates or modifies any minority rights;

●	any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom;

●	termination of the Participation Agreement that was entered into by SETA and the Mexican government in connection with the Mexican government’s sale of the Series BB shares to SETA;

●	a merger with an entity that conducts business that is not related to the business of us or our subsidiaries; and

●	a spin-off, dissolution or liquidation.

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

Veto Rights of Holders of Series BB Shares

So long as the Series BB shares represent at least 7.65% of our capital stock, resolutions adopted at shareholders’ meetings with respect to any of the issues listed below will only be valid if approved by a vote of at least 95% of our capital stock or a majority of the Series BB shares:

●	approval of our financial statements and those of our subsidiaries;

●	anticipated liquidation or dissolution;

●	capital increases or decreases of us or of our subsidiaries;

●	declaration and payment of dividends;

●	amendment to our bylaws;

●	mergers, spin-offs, reclassifications, consolidations or share-splits;

●	grant or amendment of special rights of any series of shares of our capital stock;

●
any decision amending or nullifying a resolution validly taken by the Board of Directors with respect to decisions of the Board of Directors that require the affirmative vote of the directors elected by the holders of our Series BB shares; and

●	any shareholder resolution with respect to a matter requiring the affirmative vote of the directors appointed by the holders of our Series BB shares.

Right of Withdrawal

Any shareholder having voted against a resolution validly adopted at a meeting of our shareholders with respect to (i) a change in our corporate purpose or nationality, (ii) a change of corporate form, (iii) a merger involving us in which we are not the surviving entity or the dilution of its capital stock by more than 10% or (iv) a spin-off, may request redemption of its shares, provided that the relevant request is filed with us within 15 days following the holding of the relevant shareholders’ meeting.  The redemption of the shareholders’ shares will be effected at the lower of (a) 95% of the average trading price determined based on the average of the prices of our shares on the 30 days on which the shares may have been quoted prior to the date of the meeting or (b) the book value of the shares in accordance with the most recent audited financial statements approved by our shareholders’ meeting.

Dividends and Distributions

At our annual ordinary general shareholders’ meeting, the Board of Directors will submit to the shareholders for their approval our financial statements for the preceding fiscal year.  Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation).  Additional amounts may be allocated to other reserve funds as the shareholders may from time to time determine including a reserve to repurchase shares.  The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock.  A full discussion of our dividend policy may be found in “Item 8.  Financial Information—Dividends.”

Registration and Transfer

Our shares are registered with the Mexican National Securities Registry, as required under the Mexican Securities Market Law and regulations issued by the Mexican National Banking and Securities Commission.  Our shares are evidenced by share certificates in registered form, and registered dividend coupons may be attached thereto.  Our shareholders may either hold their shares directly, in the form of physical certificates, or indirectly, in book-entry form through institutions that have accounts with Indeval.  Indeval is the holder of record in respect of all such shares held in book-entry form.  Indeval will issue certificates on behalf of our shareholders upon request.  Accounts may be maintained at Indeval by the following “Indeval participants”:  brokers, banks, other financial entities or other entities approved by the National Banking and Securities Commission.  We maintain a stock registry and only those persons listed in such stock registry, and those holding certificates issued by Indeval indicating ownership and any relevant Indeval participants, will be recognized as our shareholders.  The transfer of shares must be registered in our stock registry.  In the case of an international offering, the Depositary will appear in such stock registry as the registered holder of the common shares represented by the ADSs.

Series BB shares may only be transferred after conversion into Series B shares and are subject to the following rules:

●
SETA was required to retain at least 51% of its Series BB shares until June 14, 2007.  Since June 14, 2007, SETA is free to sell in any year up to one eighth of such 51% interest in Series BB shares.  To date, SETA has not elected to transfer any such shares.

●
If SETA owns Series BB shares that represent less than 7.65% of our capital stock after June 14, 2015, those remaining Series BB shares will be automatically converted into freely transferable Series B shares.

●
If SETA owns Series BB shares representing at least 7.65% of our capital stock after June 14, 2015, those Series BB shares may be converted into Series B shares, provided the holders of at least 51% of Series B shares (other than shares held by SETA and any of its “related persons”) approve such conversion.

For purposes of our bylaws, a “related person” means, with respect to any person:

●	any corporation or person, directly or indirectly, controlling, controlled by or under common control with such person;

●	any corporation or person having the capacity to determine the business guidelines and policies of such person;

●	in the case of an individual, an individual having a blood or civil kinship in a direct line (ascending or descending) within and including the fourth degree with such person;

●	SETA; or

●	with respect to SETA, its shareholders, persons related to it or any party to the operating agreement pursuant to which SETA fulfills its obligations under the Technical Assistance Agreement.

For purposes of our bylaws, “control” of a person, with respect to any person, is defined as:

●	the ownership, directly or indirectly of 20% or more of the capital stock with voting rights of such person;

●	the contractual right to elect the majority of the members of the Board of Directors of the person;

●	the ability to veto resolutions that could otherwise be adopted by the majority of the person’s shareholders; or

●	existence of commercial relations representing the purchase of more than 15% of the total annual sales of such person.

Shareholder Ownership Restrictions and Anti-Takeover Protection

Under the Mexican Airport Law,

●	no more than 5% of our outstanding capital stock may be owned by air carriers; and

●	foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock.

The foregoing ownership restrictions do not apply to:

●	the Mexican government, prior to the consummation of this offering;

●	NAFIN, including in its capacity as trustee of the selling stockholder;

●	institutions that act as depositaries for securities; and

●
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

Subject to the individual ownership limitations set forth in our bylaws, in the event of an increase of our capital stock, other than for purposes of conducting a public offering of the shares issued as a result of such increase, our shareholders will have a preemptive right to subscribe and pay for new stock issued as a result of such increase in proportion to their shareholder interest at that time, unless:  (i) the capital increase relates to the issuance of shares for placement in public offerings, or (ii) the capital increase relates to the issuance of shares upon the conversion of debentures as provided in Section 210 bis of the Mexican General Law on Negotiable Instruments and Credit Transactions.  Said preemptive right shall be exercised by any method provided in Section 132 of the Mexican General Corporations Law, by subscription and payment of the relevant stock within 15 business days after the date of publication of the corresponding notice to our shareholders in the Official Gazette of the Federation and in one of the newspapers of greater circulation in México, provided that if at the corresponding meeting all of our shares are duly represented, the 15 business day period shall commence on the date of the meeting.

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

Share Repurchases

We may choose to acquire our own shares through the Mexican Stock Exchange and the NASDAQ National Market on the following terms and conditions:

●	the acquisition must be carried out through the Mexican Stock Exchange;

●	the acquisition must be carried out at market price, unless a public offer or auction has been authorized by the National Banking and Securities Commission;

●
the acquisition must be carried out against our paid in capital, and shares acquired will be held as treasury stock without any requirement to adopt a reduction in capital stock or to count them against capital stock, in which case, such shares will be converted to unsubscribed shares (no shareholder consent is required for such purchases);

●	the amount and price paid in all share repurchases shall be made public;

●	the annual ordinary shareholders meeting shall determine the maximum amount of resources to be used in the fiscal year for the repurchase of shares;

●	we may not be delinquent on payments due on any outstanding debt issued by us that is registered with the National Securities Registry; and

●
any acquisition of shares must be in conformity with the requirements of Article 54 of the Securities Market Law, and we must maintain a sufficient number of outstanding shares to meet the minimum trading volumes required by the stock markets on which our shares are listed.

Ownership of Capital Stock by Subsidiaries

Our subsidiaries may not, directly or indirectly, invest in our shares, except for shares of our capital stock acquired as part of an employee stock option plan and in conformity with the Mexican Securities Market Law.

Repurchase Obligation

Pursuant to the Mexican Securities Market Law, in the event that we decide to cancel the registration of our shares in the Mexican National Securities Registry and the listing of our shares on the Mexican Stock Exchange, or if the National Banking and Securities Commission orders such cancellation, we will be required to conduct a tender offer for the purchase of stock held by minority shareholders and to create a trust with a term of six months, with amounts sufficient to purchase all shares not participating in the tender offer.  Under the law, our controlling shareholders will be secondarily liable for these obligations.  The price at which the stock must be purchased shall be the higher of (i) the average of the trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made or (ii) the book value of such shares as determined pursuant to our latest quarterly financial information filed with the National Banking and Securities Commission and the Mexican Stock Exchange.  If the tender for cancellation is requested by the National Banking and Securities Commission, it must be initiated within 180 days from the date of the request.  If requested by us, under the new Mexican Securities Market Law, the cancellation must be approved by 95% of our shareholders.

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

Other Provisions

Liabilities of the Members of the Board of Directors

The Mexican Securities Market Law imposes a duty of care and a duty of loyalty on directors.  The duty of care requires our directors to act in good faith and in the best interests of the Company.  For such purpose, our directors are required to obtain the necessary information from the chief executive officer, the executive officers, the external auditors or any other person in order to act in our best interests.  Our directors are liable for damages and losses caused to us and our subsidiaries as a result of violations of this duty of care.

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

Liability actions for damages and losses resulting from the violation of the duty of care or the duty of loyalty may be exercised solely for our benefit and may be brought by the Company or by shareholders representing 5% or more of the capital stock of the Company, and criminal actions may only be brought by the Ministry of Finance, after consulting with the National Banking and Securities Commission.  As a safe harbor for directors, the liabilities specified above (including criminal liability) will not be applicable if the director acting in good faith (i) complied with applicable law, (ii) made the decision based upon information provided by our executive officers or third-party experts, the capacity and credibility of which would not give rise to reasonable doubt and (iii) selected the most adequate alternative in good faith or the negative effects of such decision were not foreseeable.

In addition to the duty of care and duty of loyalty required by the Mexican Securities Market Law, our bylaws provide that, from the date on which at least 51% of our capital stock is listed on a stock exchange, a member of the Board of Directors will be liable to us and our shareholders in the following circumstances:

●	negligence resulting in the loss of more than two-thirds of our capital stock and that results in our dissolution;

●	bankruptcy, subject to certain conditions, when the actions taken by the Board of Directors results in a declaration of insolvency (concurso mercantil);

●	breaching any of the duties set forth under our bylaws; and

●	failure to report irregularities in the actions of former board members.

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

Information to Shareholders

The Mexican General Law on Business Corporations establishes that companies, acting through their boards of directors, must annually present a report at a shareholder’s meeting that includes the following:

●	a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects;

●	a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information;

●	a statement of the financial condition of the company at the end of the fiscal year;

●	a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year;

●	the notes that are required to complete or clarify the above mentioned information; and

●	the report prepared by the Special Committee responsible for the Audit Functions with respect to the accuracy and reasonability of the above mentioned information presented by the Board of Directors.

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

Mergers, Consolidations and Similar Arrangements

A Mexican company may merge with another company only if a majority of the shares representing its outstanding capital stock approves the merger at a duly convened general extraordinary shareholders’ meeting, unless the company’s bylaws impose a higher threshold.  Dissenting shareholders are not entitled to appraisal rights.  Creditors have 90 days to oppose a merger judicially, provided they have a legal interest to oppose the merger.

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

●
prior to the date of the transaction in which the shareholder became an interested shareholder, the Board of Directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

●
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers and employee stock plans; or

●
at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the Board of Directors and authorized at a shareholders’ meeting by at least 66 2/3% of the voting stock, which is not owned by the interested shareholder.

Shareholders’ Suits

As mentioned above, holders of 5% of our outstanding shares may initiate action against some or all of our directors for violations of their duty of care or duty of loyalty, for our benefit, in an amount equal to the damages or losses caused to us.  Actions initiated on these grounds have a five-year statute of limitations and will not be applicable if the relevant directors acted under any of the exclusions set forth under the new Mexican Securities Market Law.  Procedures for class-action lawsuits were incorporated into Mexican law and became effective in March 2012. However, these rules and procedures are different and more limited than those in place in the United States.

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

Calling of Special Shareholders’ Meetings

Under Mexican law and our bylaws, a shareholders’ meeting may be called by the Board of Directors, any two directors, the chairman, the secretary or the Special Committee responsible for Audit and Corporate Practices Functions.  Any shareholder or group of shareholders with voting rights representing at least 10% of our capital stock may request that the chairman of the Board of Directors or the Special Committee responsible for Audit and Corporate Practices Functions call a shareholders’ meeting to discuss the matters indicated in the written request.  If the chairman of the Board of Directors or the Special Committee responsible for Audit or Corporate Practices Functions fails to call a meeting within 15 calendar days following date of the written request, the shareholder or group of shareholders may request that a competent court call the meeting.  A single shareholder may call a shareholders’ meeting if no meeting has been held for two consecutive years or if matters to be dealt with at an ordinary shareholders’ meeting have not been considered.

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

Amendment of Certificate of Incorporation

Under Mexican law, it is not possible to amend a company’s certificate of incorporation (acta constitutiva).  However, the provisions that govern a Mexican company are contained in its bylaws, which may be amended as described below.  Under Delaware law, a company’s certificate of incorporation generally may be amended by a vote of the majority of shareholders entitled to vote thereon (unless otherwise provided in the Certificate of Incorporation), subsequent to a resolution of the Board of Directors proposing such amendment.

Amendment of Bylaws

Under Mexican law, amending a company’s bylaws requires shareholder approval at an extraordinary shareholders’ meeting.  Mexican law requires that at least 75% of the shares representing a company’s outstanding capital stock be present at the meeting in the first call (unless the bylaws require a higher threshold) and that the resolutions be approved by a majority of the shares representing a company’s outstanding capital stock.  In addition, pursuant to our bylaws, the amendment of our bylaws requires the approval of either (i) holders of at least 95% of our outstanding capital stock or (ii) holders of at least a majority of our outstanding capital stock, including, for so long as the Series BB shares represent at least 7.65% of our capital stock, a majority of holders of Series BB shares.

Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

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

Aeroinvest and SETA have entered into a voting rights agreement providing for bloc voting with respect to their shares of our capital stock.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—Arrangements relating to Aeroinvest.”

EXCHANGE CONTROLS

México has had free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.  There can be no assurance that the government will maintain its current foreign exchange policies.  See “Item 3.  Key Information—Exchange Rates.”

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

For purposes of Mexican taxation, the definition of residency is highly technical, and residency results in several situations.  Generally an individual is a resident of México if he or she has established his or her home in México, and a corporation is a resident if it is incorporated under Mexican law or it has its center of interests in México.  An individual who has a home in México and another country will be considered to be a resident of México if México is the individual’s significant center of interest.  An individual’s significant center of interest will be considered México in the following circumstances, among other factors:  (i) when more than 50% of such person’s total yearly income originates in México and (ii) when México is the individual’s principal place of business.  Additionally, Mexican officers and employees working for the Mexican government but living outside of México will be considered to be Mexican residents even if their significant center of interest is not in México.  However, any determination of residence should take into account the particular situation or each person or legal entity.

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the Series B shares represented by those ADSs.

Taxation of Dividends

Mexican Tax Considerations

Under Mexican Income Tax Law provisions, dividends paid to non-Mexican holders with respect to our Series B shares or ADSs are not subject to any Mexican withholding tax.

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the Series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended.  To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Series B shares or ADSs.  Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S.-dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary whether or not they are converted into U.S. dollars.  If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions.

Subject to certain exceptions for short-term and hedged positions, the U.S.-dollar amount of dividends received by an individual U.S. holder prior to January 1, 2013, with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if:  (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The income tax treaty between the United States and México has been approved for the purposes of the qualified dividend rules.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 and 2011 taxable years.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Gain on the sale or other disposition of ADSs by a non-Mexican holder will not be subject to any Mexican tax.  Deposits and withdrawals of our Series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

Gain on the sale of our Series B shares by a non-Mexican holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Ministry of Finance, provided certain requirements set forth by the Mexican Income Tax Law are complied with.  Sales or other dispositions of Series B shares made in other circumstances generally would be subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty to which México is a party.  Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of the Series B shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the 12-month period preceding such sale or other disposition.

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

DOCUMENTS ON DISPLAY

The materials included in this annual report on Form 20-F, and exhibits hereto, may be viewed at the SEC’s public reference room in Washington, D.C.  Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.  The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us.  The reports and information statements and other information about us can also be downloaded from the SEC’s website.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

See Note 6 to our audited consolidated financial statements for disclosures about market risk.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

Item 12A.      Debt Securities

Not applicable.

Item 12B.      Warrants and Rights

Not applicable.

Item 12C.      Other Securities

Not applicable.

Item 12D.      American Depositary Shares

The following table sets forth the fees and charges that a holder of our ADSs may have to pay, directly or indirectly.

Service	Fee or Charge Amount	Payee

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Any cash distribution to ADS registered holders	$0.02 (or less) per ADS	Bank of New York Mellon

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Bank of New York Mellon

Depositary services	$0.02 (or less) per ADS per calendar year	Bank of New York Mellon

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees	Bank of New York Mellon

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary	Bank of New York Mellon

Converting foreign currency to U.S. dollars	Expenses of the depositary	Bank of New York Mellon

Other fees, as necessary	Taxes and other governmental charges the Bank of New York Mellon or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	Bank of New York Mellon

Other fees, as necessary	Any charges incurred by Bank of New York Mellon or its agents for servicing the deposited securities	Bank of New York Mellon

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

The following table sets forth the amounts we received in 2011, directly or indirectly, from The Bank of New York Mellon, as depositary of our ADSs:

Description	Amount

For expenses related to the establishment of the facility including, but not limited to, investor relations expenses, the initial NASDAQ application and listing fees or any other program-related expenses.
U.S.$ 0

For expenses related to the administration and maintenance of the facility including, but not limited to, investor relations expenses, the annual NASDAQ listing fees or any other program-related expenses.
U.S.$ 42,230

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

(a)           Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2011.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2011, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)           Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934.  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Our internal control over financial reporting includes those policies and procedures that:

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.  Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2011.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework.

Based on our assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2011.

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

We have audited the internal control over financial reporting, of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated April 27, 2012 expressed an unqualified opinion on those financial statements based on our audit and includes explanatory paragraphs regarding (1) the Company’s adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board for the year ended December 31, 2011,and (2) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 3, to such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited

/s/ Gricelda Garcia

C.P.C. Gricelda García Ruíz
Monterrey, Mexico

April 27, 2012

(d)           Changes in Internal Control over Financial Reporting

There has been no change in internal controls over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.      Special Committee Responsible for Audit Functions’ Financial Expert

Our Board of Directors has determined that Mr. Luis Guillermo Zazueta Domínguez, a member of our Committee responsible for the Audit Functions, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A.  The shareholders’ meeting of April 18, 2012, ratified Mr. Luis Guillermo Zazueta Domínguez as the independent director required by the Mexican Securities Market Law and applicable NASDAQ listing standards and as an “audit committee financial expert” within the meaning of this Item 16A.  See “Item 6.  Directors, Senior Management and Employees—Directors.”

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

Item 16C.      Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited (Deloitte), during the fiscal years ended December 31, 2010 and 2011:

	2010	2011
	(thousands of pesos)
Audit fees	Ps. 6,352	Ps. 7,586
Tax fees	450	766
Total fees	Ps. 6,802	Ps. 8,352

Audit fees in the above table are the aggregate fees billed by Deloitte in connection with audits of both our consolidated financial statements and those financial statements of our subsidiaries and other statutory audit reports, in addition to their internal control attestation report.

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

Item 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The tables below set forth, for the periods indicated, the total number of shares purchased by us or on our behalf, or by or on behalf of an “affiliated purchaser,” the average price paid per share, the total number of shares purchased as a part of a publicly announced repurchase plan or program and the maximum number (or approximate U.S.-dollar value) of shares that may yet be purchased under our plans and programs.

Shares repurchased by us pursuant to the share repurchase program

2011	(a) Number of shares purchased (issued)	(b) Average price paid per share in pesos	(c) Total number of shares purchased as part of publicly announced plans or programs (issued)	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1–31	45,700	22.83	45,700	N/A
February 1–28	54,300	21.04	54,300	N/A
March 1–31	(77,000)	22.09	(77,000)	N/A
April 1–30	0	0.00	0	N/A
May 1–31	(23,000)	26.07	(23,000)	N/A
June 1–30	75,100	25.83	75,100	N/A
July 1–31	0	0.00	0	N/A
August 1–31	185,500	22.20	185,500	N/A
September 1–30	57,000	22.54	57,000	N/A
October 1–31	15,700	23.00	15,700	N/A
November 1–30	0	0.00	0	N/A
December 1–31	0	0.00	0	N/A
2011 Total	333,300		333,300

Shares purchased by Aeroinvest

2011	(a) Number of shares purchased	(b) Average price paid per share in pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1–31	0	N/A	0	N/A
February 1–28	0	N/A	0	N/A
March 1–-31	0	N/A	0	N/A
April 1–30	0	N/A	0	N/A
May 1–31	0	N/A	0	N/A
June 1–30	0	N/A	0	N/A
July 1–31	0	N/A	0	N/A
August 1–31	0	N/A	0	N/A
September 1–30	0	N/A	0	N/A
October 1–31	0	N/A	0	N/A
November 1–30	0	N/A	0	N/A
December 1–31	0	N/A	0	N/A
2011 Total	0	N/A	0	N/A

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

On December 30, 2005, a new Mexican Securities Market Law was published in the Official Gazette of the Federation, which became effective on June 28, 2006.

The table below discloses the significant differences between our corporate governance practices and the NASDAQ standards.

NASDAQ Standards	Our Corporate Governance Practice

Director Independence.  Majority of Board of Directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement).  “Controlled companies,” which would include us if we were a U.S. issuer, are exempt from this requirement.  A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public.  Rules 5605(b)(1), 5615(c)(1) & (c)(2).

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

Our bylaws provide that our Board of Directors shall be composed of at least 11 members.  Currently, our board has 11 members, of which five are independent under the Mexican Securities Market Law and the Sarbanes-Oxley Act of 2002.

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

Special Committee responsible for the Audit Functions.  We previously had an Audit Committee, which our shareholders’ meeting of April 24, 2009, combined with the Corporate Practices Committee to form a sole Special Committee.  We are in compliance with the independence requirements of Rule 10A-3.  Marketplace Rule 4350(a)(1) permits us to follow our home country governance practices in lieu of certain NASDAQ requirements, and as such the members of our Special Committee responsible for Audit Functions are not required to satisfy the NASDAQ independence and other Audit Committee standards that are not prescribed by Rule 10A-3.

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

(ii)   requesting and obtaining opinions from independent experts;

(iii)  calling shareholders’ meeting; and

(iv)  assisting the board in the preparation of annual reports and other reporting obligations.

NASDAQ Standards	Our Corporate Governance Practice
The duties of our Special Committee responsible for Corporate Practices Functions are, among others, the following:
● evaluating the performance of relevant officers,
● reviewing related-party transactions, and
● determining the total compensation package of the chief executive officer.
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

Shareholder Approval for Issuance of Securities.  Issuances of securities (i) that will result in a change of control of the issuer, (ii) in connection with certain acquisitions of the stock or assets of another company, or (iii) in connection with certain transactions other than public offerings require shareholder approval.  Rules 5635(a)(2), (b) & (d)(1-2).

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

NASDAQ Standards	Our Corporate Governance Practice

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

Item 16H.      Mine Safety Disclosures

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-40, incorporated herein by reference.

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

2.2	Offering Supplement for GACN’s Ps. 1,300 million offering in 5-year peso-denominated notes (certificados bursátiles), issued July 15, 2011.*

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

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

By:/s/ José Luis Guerrero Cortés
Name: José Luis Guerrero Cortés Title: Chief Financial Officer

Dated: April 30, 2012

*****

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries
(Subsidiary of Aeroinvest, S. A. de C. V.)
Consolidated Financial Statements for the Years Ended December 31, 2011 and 2010, and Report of Independent Registered Public Accounting Firm Dated April 27, 2012

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.:

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2011 and 2010 and as of January 1, 2010, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2010, and as of January 1, 2010, and their results of operations, changes in their shareholders’ equity and their cash flows for the years ended December 31, 2011 and 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As disclosed in Note 3 to the accompanying financial statements, the Company’s management adopted International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) for the year ended December 31, 2011 with a transition date of January 1, 2010.  These are the Company’s first consolidated financial statements that have been prepared in accordance with IFRS and accordingly apply the principles of IFRS 1, First-time Adoption of International Financial Reporting Standards.  The Company’s consolidated financial statements for the year ended December 31, 2010 were prepared in accordance with Mexican Financial Reporting Standards (“MFRS”).  The transition effects from MFRS to IFRS on the Company’s consolidated, shareholders’ equity, comprehensive income and cash flows is disclosed in Note 24.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 27, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited

C.P.C.  Gricelda García Ruíz
Monterrey, N.L., Mexico
April 27, 2012

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Financial Position
At December 31, 2011, 2010 and January 1, 2010 (IFRS transition date)
(In thousands of  U.S. dollars ($) and thousands of Mexican pesos (Ps.)

	Notes	2011 (Convenience translation, Note 3)	2011	2010	January 1, 2010
Assets
Current Assets:
Cash and cash equivalents	7	$37,536	Ps 523,634	Ps. 312,838	Ps. 267,734
Trade accounts receivable – net	8	24,892	347,240	234,438	423,236
Recoverable taxes		12,326	171,950	210,265	106,582
Accounts receivable to related parties	16	6,197	86,454	88,953	80,712
Other accounts receivable		2,445	34,103	50,515	51,056
Total current assets total		83,396	1,163,381	897,009	929,320
Land, buildings, machinery and equipment – net	9	151,860	2,118,450	2,093,160	1,998,538
Investment in airport concessions – net	10	413,598	5,769,688	5,561,881	5,253,265
Other assets – net		1,803	25,151	28,155	37,270
Deferred taxes	18	15,662	218,484	123,754	72,671
Total		$666,319	Ps. 9,295,154	Ps.8,703,959	Ps.8,291,064
Liabilities and shareholders’ equity
Current Liabilities:
Loans from financial institutions	11	$—	Ps —	Ps. 7,840	Ps. 203,057
Current portion of long-term debt	12	2,092	29,181	135,490	58,824
Current portion of other long-term liabilities	13	11,783	164,374	316,922	145,195
Trade accounts payable		13,444	187,547	206,350	303,418
Taxes and accrued expenses		12,598	175,765	165,562	130,172
Accounts payable to related parties	16	12,190	170,045	179,195	278,820
Dividends payable		6,748	94,132	93,208	92,085
Statutory employee profit sharing		280	3,901	3,534	2,396
Total current liabilities		59,135	824,945	1,108,101	1,213,967
Long-term debt	12	109,598	1,528,895	959,505	411,765
Other long-term liabilities	13	36,954	515,503	483,027	736,065
Deferred income taxes	18	24,467	341,310	277,316	331,306
Total liabilities		230,154	3,210,653	2,827,949	2,693,103
Contingencies and commitments	10, 19 and 20
Shareholders’ equity:
Capital stock	14	315,014	4,394,444	4,399,590	4,390,475
Premium in share issuance	14	2,135	29,786	29,786	29,786
Retained earnings		89,974	1,255,137	1,033,640	817,225
Reserve for repurchase of shares	14	28,499	397,557	405,674	351,837
Shareholders’ equity attributable to the controlling interest		435,622	6,076,924	5,868,690	5,589,323
Noncontrolling interest		543	7,577	7,320	8,638
Total shareholders’ equity		436,165	6,084,501	5,876,010	5,597,961
Total		$666,319	Ps.9,295,154	Ps. 8,703,959	Ps.8,291,064

The accompanying notes are part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Comprehensive Income
For the years ended on December 31, 2011 and 2010
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.), except share and data per share)

	Notes	2011 (Convenience translation, Note 3)	2011	2010
Revenues:
Aeronautical services	22	$134,063	Ps. 1,870,177	Ps. 1,652,626
Non-aeronautical services	22	42,199	588,671	491,797
Construction services		23,718	330,863	430,029
Total revenues		199,980	2,789,711	2,574,452
Administrative costs and expenses:
Cost of service	23	55,074	768,284	749,154
Cost of construction		23,718	330,863	430,029
Administrative expenses		30,992	432,340	380,474
Concession taxes		8,314	115,979	103,067
Technical assistance fees	16	3,953	55,150	47,567
Depreciation and amortization		11,834	165,088	149,232
Other expenses (income) – net	17	197	2,739	(5,589)
Total administrative costs and expenses		134,082	1,870,443	1,853,934
Income from operations		65,898	919,268	720,518
Interest income		1,153	16,079	15,791
Interest expense		(7,056)	(98,431)	(87,088)
Exchange (loss) gain – net		(2,779)	(38,766)	1,562
Net finance cost		(8,682)	(121,118)	(69,735)
Income before income taxes		57,216	798,150	650,783
Income tax	18	13,052	182,070	(8,796)

Consolidated and comprehensive net income		$44,164	Ps. 616,080	Ps. 659,579
Controlling interest		$44,145	Ps. 615,823	Ps. 660,897
Non-controlling interest		19	257	(1,318)
Consolidated and comprehensive net income		$44,164	Ps. 616,080	Ps. 659,579
Weighted average of outstanding shares	14	399,039,231	399,039,231	398,967,758
Basic earnings per share		$0.1106	Ps. 1.54390	Ps. 1.65320

The accompanying notes are part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2011, 2010 and January 1, 2010 (IFRS transition date)
(In thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($), except share and data per share)

	Number of Shares	Capital stock	Premium in share issuance	Retained earnings	Share repurchase reserve	Shareholders’ equity attributable to the controlling interest	Non-controlling interest	Total shareholders’ equity
Balance as of January 1, 2010	398,356,600	Ps. 4,390,475	Ps. 29,786	Ps. 817,225	Ps. 351,837	Ps. 5,589,323	Ps. 8,638	Ps. 5,597,961
Dividends declared (Ps. 1 per share)	—	—		(400,000)	—	(400,000)	—	(400,000)
Reissuance of shares, net	825,400	9,115	—	3,681	5,674	18,470	—	18,470
Increase in share repurchase reserve	—	—	—	(48,163)	48,163	—	—	—
Consolidated and comprehensive income	—	—	—	660,897	—	660,897	(1,318)	659,579
Balance as of December 31, 2010	399,182,000	4,399,590	29,786	1,033,640	405,674	5,868,690	7,320	5,876,010
Dividends declared (Ps. 1 per share)	—	—	—	(400,000)	—	(400,000)	—	(400,000)
Repurchase of shares, net	(333,300)	(5,146)	—	—	(2,443)	(7,589)	—	(7,589)
Decrease in share repurchase reserve	—	—	—	5,674	(5,674)	—	—	—
Consolidated and comprehensive income	—	—	—	615,823	—	615,823	257	616,080
Balance as of December 31, 2011	398,848,700	Ps. 4,394,444	Ps. 29,786	Ps. 1,255,137	Ps. 397,557	Ps. 6,076,924	Ps. 7,577	Ps. 6,084,501

	Number of Shares	Capital stock	Premium in share issuance	Retained earnings	Share repurchase reserve	Shareholders’ equity attributable to the controlling interest	Non-controlling interest	Total shareholders’ equity
Balance as of December 31, 2010 (Convenience translation, Note 3)	399,182,000	$315,383	$2,135	$74,096	$29,081	$420,695	$524	$421,219
Dividends declared ($0.0717 per share)	—	—		(28,674)	—	(28,674)	—	(28,674)
Reserve reissuance of shares, net	(333,300)	(369)	—	—	(175)	(544)	—	(544)
Decrease in share repurchase reserve	—	—	—	407	(407)	—	—	—
Consolidated comprehensive income	—	—	—	44,145	—	44,145	19	44,164
Balance as of December 31, 2011	398,848,700	$315,014	$2,135	$89,974	$28,499	$435,622	$543	$436,165

The accompanying notes are part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Cash Flows
For the years ended December 31, 2011 and 2010
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.)

	2011 (Convenience translation, Note 3)	2011	2010
Operating activities:
Income before income taxes	$57,216	Ps. 798,150	Ps. 650,783
Adjustment for:
Depreciation and amortization	11,834	165,088	149,232
Provision for major maintenance	11,877	165,683	61,236
Allowance for doubtful accounts	782	10,905	174,451
Interest income	(1,153)	(16,079)	(15,791)
Interest expense	7,056	98,431	87,088
Unrealized exchange rate fluctuations	2,439	34,018	—
	90,051	1,256,196	1,106,999
Changes in working capital:
Trade accounts receivable	(8,868)	(123,707)	14,344
Recoverable taxes	(11,862)	(165,476)	(174,488)
Other accounts receivable	1,176	16,412	527
Trade accounts payable	(6,131)	(85,526)	(228,073)
Accrued expenses and taxes	(380)	(5,291)	10,018
Accounts payable to related parties	(453)	(6,326)	(105,417)
Statutory employee profit sharing	26	367	1,138
Other long-term liabilities	(20,020)	(279,276)	(142,547)
Net cash provided by operating activities	43,539	607,373	482,501
Investing activities:
Land, buildings, machinery and equipment	(3,796)	(52,960)	(36,588)
Investment in airport concessions	(19,772)	(275,823)	(378,294)
Interest income	1,152	16,079	15,791
Net cash used in investing activities	(22,416)	(312,704)	(399,091)
Financing activities:
Long term loans	110,456	1,540,861	624,406
Long term loan payments	(80,261)	(1,119,638)	(195,217)
Interest expense	(7,056)	(98,431)	(87,088)
Dividends paid	(28,608)	(399,076)	(398,877)
Reissuance (repurchase) of shares, net	(544)	(7,589)	18,470
Net cash used in financing activities	(6,013)	(83,873)	(38,306)
Net increase in cash and cash equivalents	15,110	210,796	45,104
Cash and cash equivalents at beginning of year	22,426	312,838	267,734
Cash and cash equivalents at end of year	$37,536	Ps. 523,634	Ps. 312,838

Additional information:

For the years ended December 31, 2011 and 2010, income taxes payments were made for Ps. 208,866 ($14,972) and Ps.116,997 ($8,387), respectively. Of which the Company sent to Empresas ICA, S. A. B. de C. V. Ps.107,319 ($7,693) and Ps.24,747 ($1,774), respectively as it is subject to consolidation for tax purposes.

The accompanying notes are part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2010 and January 1, 2010 (IFRS transition date)
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps., except share and per shere data))

1.	Activities

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., (“GACN” or collectively with its subsidiaries, the “Company”), a direct subsidiary of Aeroinvest, S.A. de C.V. (“Aeroinvest”), and Empresas ICA, S.A.B. de C.V. (“ICA”), the ultimate parent company, is a holding company, whose subsidiaries are engaged in the administration, operation, and use of 13 airports under a concession granted by the Mexican Government through the Ministry of Communications and Transportation (“SCT”). The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón, and Zacatecas. Beginning in August 2009, the Company recognizes revenue for hotel business services provided by NH T2 Hotel located in Terminal 2 of the Mexico City International Airport (“AICM”). The address of the Company’s corporate office is Lázaro Cárdenas # 2225 5th Floor, Valle Oriente, San Pedro Garza García, Nuevo León, Zip Code 66269.

2.	Relevant events

a.
In July 2011, the Company completed the issuance of debt securities in the Mexican market for Ps.1,300,000 to 5 years at a variable rate equal to 28 days TIIE (Interbank Equilibrium Interest Rate) plus 70 basis points. The Company used part of the resources from this issuance to prepay Ps.1,011,277 in existing debt that had an average interest rate of TIIE plus 400 basis points. The remaining cash was used for committed capital investments under the Master Development Plan (“MDP”) and strategic capital investments for its 13 airports.

b.
On December 22, 2010, Aeroinvest paid off a loan prior to its maturity of Ps.2,275,257, through obtaining a new loan form Bank of America for the same amount. On February 11, 2011, Aeroinvest paid $2,257,530 of the entire balance of the new loan with $2,080,170 of capital contributions from Controladora de Operación de Infraestructura , S.A. de C.V. (Aeroinvest’s holding company) and Ps.177,360 of its own resources. On December 20, 2011, Aeroinvest entered into a loan with Bank of America, N.A., which requires the Company to meet certain covenants including limitations to establish obligations, increase debt, sell, transfer or encumber assets, engage in spin-off operations, changes in business or carry capital investments out of MDP.  Aeroinvest was in compliance with its covenants as of December 31, 2011.

3.	Basis of presentation and consolidation

a.
Statement of compliance – The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations issued by the International Accounting Standards Board (“IASB”), with a January 1, 2010 transition date. These are the first consolidated financial statements of the Company prepared in accordance with IFRS, which applied the principles established by IFRS 1, First-time Adoption of International Financial Reporting Standards. Previously, the consolidated financial statements as of December 31, 2010 and 2009 had been prepared on the basis of the Mexican Financial Reporting Standards (“MFRS”). An explanation of how the transition from MFRS to IFRS has affected the financial statements is disclosed in Note 24.

b.
Basis of preparation– The consolidated financial statements have been prepared under the historical cost basis. Generally, the historical cost is based on the fair value of the consideration given in exchange for assets, except as mentioned in accounting policies Note 4.

c.	Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.

d.
Convenience translation – The consolidated financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates.  The translations of Mexican peso amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of $13.95 Mexican pesos to one U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 30, 2011. Such translations should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future, be converted into U.S. dollars at that rate or any other rate.

e.
Consolidation basis – The consolidated financial statements incorporate the financial statements of GACN and the subsidiaries controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity to obtain benefits from its activities.

All intercompany transactions, balances, income and expenses, are eliminated in the consolidation.

Non-controlling interests in subsidiaries are identified separately respect of the participation of GACN on them. Non-controlling interests are initially valued at the proportionate market share of non-controlling interest at fair value of identifiable net assets of the acquired entity. The choice of the valuation is based on acquisition per acquisition basis. After the acquisition, the book value of controlling interests shall be the amount of such interests on initial recognition plus the portion of non-controlling interests on subsequent statement of changes in shareholders’ equity. Total comprehensive income is attributed to non-controlling interests even if this results in a deficit balance of non-controlling interests.

Non-controlling interest in subsidiaries equity is presented under “non-controlling interest” heading in the consolidated statement of financial position within shareholders’ equity.

The subsidiaries which are consolidated with those of GACN are the following:

Airport Services
Aeropuerto de Acapulco, S. A. de C. V.	100%
Aeropuerto de Ciudad Juárez, S. A. de C. V.	100%
Aeropuerto de Culiacán, S. A. de C. V.	100%
Aeropuerto de Chihuahua, S. A. de C. V.	100%
Aeropuerto de Durango, S. A. de C. V.	100%
Aeropuerto de Mazatlán, S. A. de C. V.	100%
Aeropuerto de Monterrey, S. A. de C. V.	100%
Aeropuerto de Reynosa, S. A. de C. V.	100%
Aeropuerto de San Luis Potosí, S. A. de C. V.	100%
Aeropuerto de Tampico, S. A. de C. V.	100%
Aeropuerto de Torreón, S. A. de C. V.	100%
Aeropuerto de Zacatecas, S. A. de C. V.	100%
Aeropuerto de Zihuatanejo, S. A. de C. V.	100%
Corporate
Servicios Aeroportuarios del Centro Norte, S. A. de C. V.	100%
Operadora de Aeropuertos del Centro Norte, S. A. de C. V.	100%
Servicios Complementarios del Centro Norte, S. A. de C. V	100%
Servicios Aero Especializados del Centro Norte, S. A. de C. V.	100%
OMA Logística, S. A. de C. V.	100%
Hotel Business Services
Holding Consorcio Grupo Hotelero T2, S. A. de C. V. (Consorcio)	100%

4.	Summary of significant accounting policies

The significant accounting policies followed by the Company are:

a.
Financial assets – All financial assets are recognized or derecognized on the trade date when there is a purchase or a sale under contract that requires delivery of assets within the time frame established by regulation in the marketplace, and are initially measured at fair value plus transaction cost, except those financial assets classified at fair value through profit or loss (“FVTPL”), which are initially measured at fair value.

Financial assets are classified into the following specified categories: “financial assets at FVTPL”, “held-to-maturity’ capital investments”, “available-for-sale financial assets (AFS)”, and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Effective interest rate method

A method of calculating the amortized cost of a financial instrument and allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future flows of cash receivable or payable (including fees, points of interest paid or received, transaction costs and other premiums or discounts included in the effective interest rate calculation) through the expected life of the financial instrument (or, where appropriate), in a shorter period; to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified at FVTPL.

Trade accounts receivable

Trade accounts receivable and other receivables with fixed or determinable payments that are not quoted in an active market are classified as “trade accounts receivable”. They include: trade accounts receivable and other accounts receivable and are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized using the effective interest rate, except for short-term accounts receivable if the recognition of interest is immaterial.

Impairment of financial assets

Financial assets, other than financial assets at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the financial asset have been affected.

For any other financial assets, the objective evidence of the value impaired may include:

●	Significant financial difficulties of the issuer or counterparty; or

●	A default of interest or principal payments; or

●	It becomes probable that the borrower will enter bankruptcy or financial reorganization.

For certain categories of financial assets, such as trade receivable, whose deterioration has been individually evaluated, and concluded that they are not individually impaired, are included in a collective assessment of impairment. Among the objective evidence that the accounts receivable portfolio may be impaired management evaluates past experience of the Company with respect to collection, an increase in the number of late payments in the portfolio in excess to the average credit period of 120 days, those amounts that have been sent to the legal department for collection as well as observable changes in national and local economic conditions that correlate with default on payments.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the book value of the assets and present value of future cash receipts discounted at the original effective interest rate of the financial asset.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets, except trade accounts receivable, where the carrying amount is reduced through an allowance for doubtful accounts. When a trade account receivable is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against the allowance for doubtful accounts. Changes in the carrying amount of the allowance for doubtful accounts are recognized as expense or income in the statement of comprehensive income.

b.
Land, buildings, machinery and equipment – These investments are recorded at acquisition cost. The improvements that have the effect of increasing the value of the asset, either because they increase the service capacity, improve the efficiency, or extend the useful lives of the asset, are capitalized.

The estimated useful life, residual value and the depreciation method are reviewed at the end of each year, and the effect of any change in the estimation recorded is recognized on a prospective basis. Depreciation is calculated under the straight line method from the month following the date of acquisition, according to the estimated useful life of the assets as follows:

Total years
Buildings	20
Machinery and equipment	10
Furniture and office equipment	10
Transportation equipment	4
Computer hardware	3.3

The gain or loss on the sale or retirement of an item of land, machinery and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset, and is recognized in the statement of comprehensive income when all risks and significant rewards of the property of the asset are transferred to the buyer, which usually happens when legal title of the asset is transferred.

c.
Leasing – Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company as lessor – The rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term (Note 22).

The Company as lessee – Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred (Note 20).

d.
Borrowing costs – Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

e.
Investment in airport concessions – This item consists of the rights paid to manage, operate and, in certain cases make capital investments to thirteen airports based on a concession granted by the Mexican Government through the SCT, and to use their facilities, for a 50 year term.  These investments are recorded at acquisition cost.

The Company classifies its concessioned assets as an intangible asset. An intangible asset is recorded when the Company as operator constructs or makes improvements and operates the infrastructure for a fixed period after construction is completed, in which future cash flows of the operator are not defined and vary according to the use of the asset and are therefore considered to be contingent. Borrowing costs incurred during the construction period are capitalized.

Revenues and costs related to construction or improvements to intangible assets subject to the Company’s airport concession with the government are recognized as revenue according based on the percentage of completion method associated with the related construction costs.

Investments in airport concessions are amortized on a straight line basis over the term of the concession which is 50 years or from the date of capitalization of additions or improvements considering the remaining term of the concession.

f.
Goodwill – Goodwill arises from business combinations and is recognized as an asset on the date control is acquired (acquisition date). Goodwill is the excess of the consideration transferred over the fair value at the acquisition date of the identifiable assets acquired and liabilities assumed.

When the fair value of identifiable net assets acquired exceeds the sum of the consideration transferred, the amount of such excess is recognized in the consolidated statement of comprehensive income as a gain on purchase.

Goodwill is subject to impairment tests annually.

On disposal of the relevant cash-generating unit to which the goodwill has been assigned, the attributable amount of goodwill is included in the determination of the profit or loss on disposal

g.
Impairment of tangible and intangible assets excluding goodwill – At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified. Management considers that GACN, together with its 13 airport subsidiaries, can be considered an “independent cash generating unit”, as all formed part of the Central-North package included in the Mexican government’s original bidding process.  In accordance with the terms established by the Mexican government, all of the Company’s 13 airports must be in operation, regardless of their individual results and are therefore evaluated for impairment on a consolidated basis. Considering the foregoing, the evaluation of a potential impairment was made based on the Company’s consolidated figures.

The recoverable amount is the higher of the asset’s fair value less costs to sell or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the adjusted carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years, less any related accumulated depreciation. A reversal of an impairment loss is recognized immediately in profit or loss.

h.	Financial liabilities – Financial liabilities are classified as financial liabilities at FVTPL, or other financial liabilities.

Financial liabilities at FVTPL.

A financial liability at FVTPL is a financial liability classified as held for trading purposes or designated at FVTPL:

Financial liabilities at FVTPL are initially recognized at fair value with any gain or loss arising from remeasurement recognized in the statement of income.

Other financial liabilities, including loans with banking institutions, and accounts payable are initially recognized at fair value, net of transaction costs and are subsequently valued at amortized cost using the effective interest rate method with interest expense recognized based on the effective interest rate.

Financial liabilities are classified as short and long term depending on their maturity.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, its obligations are discharged, cancelled or expired.

i.
Defined benefit plans – For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial calculation being performed at the end of each reporting period. Actuarial gains and losses are amortized over the expected average remaining working lives of the participating employees. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

j.
Provisions – Are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, which will probably result in the use of economic resources and can be reasonably estimated.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period under review, taking into account the risks and uncertainties surrounding the obligation. When a provision is valued using cash flows estimated to settle the present obligation, its carrying amount represents the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Provisions are classified as current or noncurrent based on the estimated time period to meet the obligations they cover.

Major maintenance provisions – The Company is required to perform major maintenance activities to its airports as established by the concession provided by the Mexican government.  The estimated major maintenance costs are based on the MDP, which is reviewed and updated every five years. Such contractual obligations to maintain and restore the infrastructure of the Company’s airports is recognized as a provision in the consolidated statements of financial position based on an estimate of the expenditure that would be required to settle the present obligation at the end of the reporting period.  When the effect of the time value of money is material, the amount of the provision equals the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the carrying amount of the provision increases  each period to reflect the passage of time and this increase is recognized as a borrowing cost. After initial recognition, provisions are reviewed at the end of each reporting period and adjusted to reflect current best estimates. Adjustments to provisions arise from three sources: (i) revisions to estimated cash flows (both in amount and timing); (ii) changes to present value due to the passage of time; and (iii) revisions of discount rates to reflect prevailing current market conditions. In periods following the initial recognition and measurement of the maintenance provision at its present value, the provision is revised to reflect estimated cash flows being closer to the measurement date. The unwinding of the discount relating to the passage of time is recognized as a financing cost and the revision of estimates of the amount and timing of cash flows is a reassessment of the provision and charged or credited as an operating item within the consolidated statements of comprehensive income.

Contingencies and guarantees – Include provisions to cover the obligations arising from contractual and legal commitments, which mainly relate to certain construction contracts associated with the concession.

k.
Statutory employee profit sharing (PTU) – Statutory employee profit sharing is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of comprehensive income. PTU is determined based on taxable income, according to Section I of Article 10 of the Income Tax Law.

l.	Income taxes – The expense for income taxes represents the sum of the current tax payable and deferred tax.

Current taxes

Taxes resulting from paying taxes (regular income tax (ISR) and the business flat tax (IETU)), are based on taxable income and cash flows of each year, respectively. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Income taxes, which are calculated as the higher of regular ISR or IETU are recorded in the results of the year they are incurred. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

According to IFRS, the Company recognizes the tax effects of both ISR and IETU by projecting the reversal date of its temporary differences and applying the tax rate expected to apply in each estimated period, based on its financial projections, taking into consideration the period in which its temporary differences are expected to be reversed.  , the Company concluded to switch between ISR and IETU. That’s why the Company estimates the reversal of accounting and tax differences and temporary differences determined annually to be reverse under either income tax or IETU and also which rate to be applied in determining the appropriate amount of deferred assets and liabilities taxes.

The Company recognizes the deferred tax effects of both the ISR and the IETU regimes by scheduling the reversal of its temporary differences and uses the tax rates that are expected to apply each year.  Based on its financial projections, which were performed through the period its taxable temporary differences are expected to reverse, the Company concluded that it expects to alternate between both the ISR and IETU regimes.  As such, it scheduled the reversal of its temporary differences and determined by year whether the applicable reversing temporary differences were those under ISR or those under IETU and similarly what rate to apply to determine the appropriate amount of deferred tax assets and liabilities.

In addition, as the Company’s subsidiaries have net operating loss (NOL) carryforwards under the ISR regime, it used scheduling to demonstrate the amount of the NOL carryforwards it expects are probable of being realized.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

m.
Foreign currency transactions – Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded in profit or loss in the consolidated statements of comprehensive income.

n.	Revenue recognition – Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Revenue is recognized only when it is estimated that the economic benefits associated with the transaction will be recovered.

Aeronautical and non-aeronautical services – Aeronautical services generate revenues necessary for the operation and proper functioning of an airport.  These revenues are subject to a system of prices regulated by the SCT, which establishes a maximum rate for such aeronautical and complementary services provided at each airport.  Such revenues are recognized when the related services are rendered.

The Company also generates revenue from non-aeronautical services, which consist mainly of the leasing of commercial spaces in airport terminals, revenues from the operation of parking lots, fees from access to third parties that provide catering services and other services at airports.  Spaces in the airport terminals are rented through operating lease agreements that contain either fixed monthly rent (increased annually based on the National Consumer Price Index (NCPI)) or fees based on a minimum monthly fee or a percentage of the monthly income of the lessee, whichever is higher.  The fixed portion of lease revenues is recognized when the services are rendered or based on the terms of the related lease (Note 4c).

Contingent rentals received from the percentage of monthly sales from the Company’s leases are recognized in income once the contingency is met.  Therefore, during the year, the percentage of lessee monthly revenues is recognized in the following month, once the Company has received information related to its tenants’ revenues.  Though each year reported includes twelve months of revenues, this accounting treatment results in a one-month lag with respect to the commercial revenues for those tenants whose stated percentage of monthly income is greater than the minimum monthly fee.  However, the Company monitors the effect of this one-month lag at each reporting date and does not believe such effect to be material to its reported results.

Hotel service revenues are recognized when the services are rendered.

The Company recognizes revenues and costs for improvements to the airport concession that are included in the MDP. Construction service revenues related to the airport concession are determined based on the exchange between the Company and the government (recognized according to the percentage of completion method), as the Company constructs or improves the airports based on the MDP on one end, and the government grants the Company the right to obtain revenues from the airport services rendered on the other. The cost for construction services is determined according to the cost the Company would incur in the construction or improvements based on the investments included in the MDP, for which, through a tender offer, the Company contracts third parties to perform. The revenue amount and cost are equivalent, because the Company does not obtain any profit margin for the construction, and the costs incurred are paid at market prices.

o.
Basic earnings per share – Basic earnings per share are calculated by dividing net income of the controlling interest with the weighted average outstanding common shares during the year. The Company does not have potentially dilutive shares.

p.
Share repurchase reserve – Pursuant to decisions made at its shareholders’ meetings, the Company has been authorized to repurchase its own shares as deemed necessary. Repurchased shares are held as stock in treasury, with the amount paid reflected in shareholders’ equity at the purchase price; a portion recorded in common stock at its modified historic value and the exceeding amount in share repurchase reserve.

5.	Critical accounting judgments and key sources of estimation uncertainty

In the application of accounting policies mentioned in Note 4, the Company’s management makes judgments, estimates and assumptions about certain amounts of assets and liabilities stated in the financial statements. Estimates and associated assumptions are based on experience and other factors considered relevant. Actual results may differ from those estimates.

Estimates and related assumptions are continually reviewed. Modifications to accounting estimates are recognized in the period in which the estimate is modified if the modification affects only that period, or in the current period and future periods if the review affects both current and future periods.

Critical accounting judgments and key sources of uncertainty in applying the estimates made at the balance sheet date of the consolidated financial statements and that have a significant risk in being subject to adjustments to the carrying values of assets and liabilities during the next financial period are as follows:

●	Useful lives of buildings, machinery and equipment.

●	Maintenance provision.

●	Projections to determine whether the Company is subject to paying ISR (income taxes) or IETU (business flat tax).

●	Valuations to determine recoverability of any deferred tax assets.

●	Tangible and intangible asset impairments.

The basic assumptions regarding the future and other key sources of uncertain estimations at the end of the period being reported that have a significant risk of causing major adjustments to the carrying values of assets and liabilities are disclosed in the relevant notes for each account or item concerned.

The Company is subject to transactions or contingent events for which professional judgment is used in developing estimates of probabilities of occurrence. The factors considered in these estimates are the legal situation at the date of the estimate and legal counsel opinions.

6.	Financial risk management objectives

Liquidity risk: Different economic or industry factors, such as financial crises or the suspension of operations of any given airline could adversely affect the Company’s cash flows. Such external factors are not controllable by the Company’s management. However, the Company manages liquidity risk by analyzing and continuously monitoring actual and expected cash flow requirements to anticipate and control any contingency aimed at meeting all contracted obligations. It has established an appropriate framework for risk management by maintaining adequate reserves, banking facilities to be used in case of need, and establishing adequate debt diversification, which includes their related terms and sources (see Notes 11 and 12).

Interest rate risk: As part of the strategy to enhance its capital structure, the Company has financed part of its capital investments through lines of credit with financial institutions and the issuance of debt securities. The Company expects to continue applying this strategy in the future.

The Company’s lines of credit and debt securities require interest payments at a variable rate, which exposes it to interest rate risks. Its interest rate risk exposure lies mainly in the volatility that may occur in the referenced interest rates in its financial liabilities, which are based on the 28-day TIIE and 3-month London Interbank Offered Rate or LIBOR.

The Company constantly monitors the changes of such interest rates. In recent years, the 28-day TIIE and 3-month LIBOR have decreased. The 28-day TIIE was at its historical low in September 2011 (4.78%), while the 3-month LIBOR was at its historic low in June and July 2011 (0.25%). Therefore, the Company has not entered into hedging instruments to hedge the risk of a rise in such interest rates. In the future, if the behavior of the referenced rates established in its debt instruments changes and trends upwards, the Company may decide to enter into hedging instruments.

On December 31, 2011 the Company recorded a short and long term debt balance of Ps.1,557,125 (excluding unpaid accrued interest of Ps.951) at a variable rate, of which Ps.1,293,467 bears interest at a 28-day TIIE rate plus 70 basis points and Ps.263,658 bears interest at a 3-month Libor rate plus 125 basis points (see Notes 11 and 12 for disclosures regarding the balances outstanding, interest rates paid and future maturities per financing instrument). Interest accrued at the end of 2011 and 2010 was Ps.93,735 and Ps.93,972 respectively, of which Ps.10,231 and Ps.26,731 was capitalized as part of the improvements in 2011 and 2010 respectively.

If the 28-day TIIE and the 3-month LIBOR had increased by 10%, interest expense would have been Ps.101,199 and Ps.91,741 by 2011 and 2010 respectively, using the U.S. dollar exchange rate for the debt at the close of each year (12.3792 for 2010 and 13.9922 for 2011).

Market risk: The Company’s principal market risk includes changes in the value of the peso against the dollar. Historically, a significant portion of revenues generated by airports (mainly derived from passenger charges (TUA) charged to international passengers) are denominated in dollars or linked to dollars, even though these revenues are collected in pesos based on the average exchange rate of the previous month. 11.5% and 12.3% of the Company’s consolidated revenues were generated from international TUA revenues in 2011 and 2010, respectively. Substantially all the Company’s other revenues is in pesos. Substantially all the Company’s consolidated costs and expenses are denominated in pesos (except for the technical assistance fees, to the extent they are paid based on a fixed minimum annual payment). Based on a 10% appreciation between the peso and U.S. dollar, the Company believes that its revenue would have decreased by Ps.32,169 and Ps.31,690 in 2011 and 2010, respectively.

Cash and cash equivalents denominated in dollars represented 9.6% and 2.9% of the total balance as of December 31, 2011 and 2010, respectively. Based on a 10% appreciation of the peso against the U.S. dollar, the Company believes that the value of its cash and cash equivalents values would have decreased by Ps.5,006 and Ps.909 as of December 31, 2011 and 2010, respectively.

The Company has debt instruments in foreign currency of $ 18,843 and $ 7,614 as of December 31, 2011 and 2010, respectively. Based on a 10% appreciation between the peso and U.S. dollar, the Company believes that the value of its debt would have increased by Ps.26,286 and Ps.9,426, respectively, resulting in a foreign currency exchange loss for such amounts.

The Company had no forward contracts in force (foreign exchange forward contracts) or other derivative contracts or transactions not reflected in the consolidated statement of financial position at December 31, 2011 and 2010.

The amounts of cash, cash equivalents, accounts receivable and accounts payable approximates their fair value because they have relatively short maturities and bear interest at rates linked to market indicators, as appropriate. The Company’s long-term debt consists of lines of credit and debt securities bearing interest at variable rates linked to market indicators, which therefore approximates their fair value.

Portfolio risk: The Company has established credit for the domestic and international TUA. For these sources of revenues, three credit options of 30, 45, and 60 days are established. Such credit options are granted depending on the guarantee each client provides. Failure to comply with the Company’s credit terms would be subject to default interest and/or legal collection proceedings. Guarantees are established for both credit and cash clients, which may consist of the following: Amounts held in escrow, bonds, letters of credit and cash advances.

Capital risk:  The Company manages its capital to ensure its ability to maximize the return on investment of its shareholders through three primary strategic objectives, as follows:

1.
Cost and expense optimization - Indicators of this objective are evaluated excluding revenues from construction services, construction costs, and the maintenance provision as such amounts do not affect cash flows. This indicator allows management to assess the ratio of costs and expenses to revenues.

2.	Optimize cash flows and financial position - To measure the fulfillment of this objective, the following indicators are reviewed regularly by management:

●
Capital structure – This indicator considers the total liabilities and shareholders’ equity to obtain the degree of leverage necessary to improve the average cost of capital. 52.8% and 47.7% was obtained in 2011 and 2010, respectively.

●
Debt coverage – This indicator considers earnings before interest, taxes, depreciation and amortization (EBITDA) and accrued long-term debt interests. 10.99 and 9.99 times EBITDA was obtained in 2011 and 2010, respectively.

●
Revenue growth – Management monitors variances and trends in aeronautical and non-aeronautical revenues on a monthly basis and presents the results every quarter to the Company’s Strategic Planning and to ICA.

The Strategic Planning Committee assesses and reviews these objectives on a quarterly basis. As part of the review, this Committee considers the cost of capital and risks associated with the Company’s strategic objectives.

7.	Cash and cash equivalents

For purposes of its consolidated cash flow statements, cash and cash equivalents include bank deposits in checking accounts and short term securities investments, highly liquid, readily convertible into cash, with a maturity of up to 3 months from date of acquisition, which are subject to minor changes in value. Cash is presented at nominal value and equivalents are presented at fair value with changes recorded in profit or loss.

	2011	2010	January 1, 2010
Cash	Ps. 105,313	Ps. 47,558	Ps. 82,452
Cash equivalents	418,321	265,280	185,282
	Ps. 523,634	Ps. 312,838	Ps. 267,734

8.	Trade accounts receivable, net

	2011	2010	January 1, 2010
Accounts receivable	Ps. 574,456	Ps. 450,983	Ps. 475,396
Allowance for doubtful accounts	(227,216)	(216,545)	(52,160)
	Ps. 347,240	Ps. 234,438	Ps. 423,236

Trade accounts receivable.

TUA paid by each passenger (other than diplomats, infants, and transit passengers) traveling using the airports operated by the Company, represent mainly trade accounts receivable. These are collected by airlines and delivered to the Company subsequently. As of December 31, 2011, 2010 and January 1, 2010 trade accounts receivable amounted to Ps. 441,253, Ps. 369,626 and Ps. 393,488, respectively.

The Company regularly reviews the aging of trade accounts receivable in order to establish the allowance for doubtful accounts, considering mainly the structure and age of the portfolio; additionally considering other factors such as the financial and operational position of its clients and economic conditions in the country and throughout the world. The status of past due accounts is determined by considering the timing and terms of the credit terms. Write-offs of accounts deemed uncollectible is performed once the Company has exhausted all means available to recover the account. Write-offs are usually made when a judge issues a ruling of the impossibility to collect. The increase in the estimate of the allowance for doubtful accounts in 2010 is mainly due to the suspension of operations of Grupo Mexicana, integrated by Mexicana de Aviación, S. A. de C. V., Aerovías Caribe, S. A. de C. V. and Mexicana Inter, S. A. de C. V. on August 28, 2010.  In 2010, the increase in the allowance for doubtful accounts related to the suspension of Grupo Mexicana includes TUA for Ps.132,295, Ps.7,438 for airport services and Ps. 3,389 for other services.

Allowance for doubtful accounts analysis:

	2011	2010
Balance at beginning of the year	Ps. 216,545	Ps. 52,160
Increase to allowance	10,905	174,481
Write-off	(234)	(10,096)
Balance at the end of the year	Ps. 227,216	Ps. 216,545

Below is the percentage detail representing accounts receivable and revenues by major clients that represent a potential concentration of credit risk for the Company in case they have financial or operational issues preventing them from continuing with their operations.

Trade accounts receivable:	2011	2010	January 1, 2010
		%
Compañía Mexicana de Aviación, S. A. de C. V.	12.17	15.18	10.00
Aerovías Caribe, S. A. de C. V.	10.87	13.84	10.00
Aerolitoral, S. A. de C. V.	12.94	13.36	21.20
Aerovías de Mexico, S. A. de C. V.	7.53	6.84	16.80

	2011	2010
Revenues by client	%	%
Aerolitoral, S. A. de C. V.	15.71	13.82
Aeroenlaces Nacionales, S. A. de C. V.	11.85	10.94
ABC Aerolíneas, S. A. de C. V.	11.56	7.46
Aerovías de Mexico, S. A. de C. V.	9.02	9.48
Concesionaria Vuela Compañía de Aviación, S. A. P. I. de C. V.	5.63	4.29
Compañía Mexicana de Aviación, S. A. de C. V.	0.07	3.70

9.	Land, buildings, machinery and equipment, net

	2011	2010	January 1, 2010
Land	Ps. 1,747,038	Ps. 1,731,755	Ps. 1,640,847
Buildings	324,414	324,389	300,187
Machinery and equipment	12,935	11,696	11,568
Furniture and office equipment	105,136	78,742	73,698
Transportation equipment	11,904	4,972	5,907
Computers	33,914	30,285	26,791
	2,235,341	2,181,839	2,058,998
Accumulated depreciation	(116,891)	(88,679)	(60,460)
	Ps. 2,118,450	Ps. 2,093,160	Ps. 1,998,538

Cost	Land	Buildings	Machinery and equipment	Furniture and office equipment	Transportation equipment	Computers	Total
Balance as of January 1, 2010	Ps. 1,640,847	Ps. 300,187	Ps. 11,568	Ps. 73,698	Ps. 5,907	Ps.26,791	Ps. 2,058,998
Acquisitions	95,431	24,202	128	3,782	269	3,628	127,440
Divestitures		—	—	(143)	(1,204)	(379)	(1,726)
Others	(4,523)	—	—	1,405	—	245	(2,873)
Balance as of December 31, 2010	1,731,755	324,389	11,696	78,742	4,972	30,285	2,181,839
Acquisitions	15,283	25	1,239	26,611	7,638	3,985	54,781
Divestitures	—	—	—	(217)	(706)	(356)	(1,279)
Balance as of December 31, 2011	1,747,038	324,414	12,935	105,136	11,904	33,914	2,235,341
Accumulated depreciation
Balance as of January 1, 2010		(4,251)	(530)	(32,648)	(3,824)	(19,207)	(60,460)
Divestitures		—	—	132	917	345	1,394
Other		—	—	(3,617)	—	(1,350)	(4,967)
Depreciation expense		(13,622)	(508)	(6,677)	(859)	(2,980)	(24,646)
Balance as of December 31, 2010		(17,873)	(1,038)	(42,810)	(3,766)	(23,192)	(88,679)
Divestitures		—	—	239	624	329	1,192
Depreciation expense		(16,167)	(777)	(7,390)	(1,355)	(3,715)	(29,404)
Balance as of December 31, 2011		(34,040)	(1,815)	(49,961)	(4,497)	(26,578)	(116,891)
	Ps. 1,747,038	Ps. 290,374	Ps. 11,120	Ps. 55,175	Ps. 7,407	Ps. 7,336	Ps. 2,118,450

10.	Investment in airport concessions

The Company has concessions to operate, maintain and develop 13 airports in Mexico, which are concentrated in central and northern regions of the country. Each concession is for 50 years from November 1, 1998. The term of each of the Company’s concessions may be extended by the SCT under certain circumstances for a period not exceeding 50 years. As operators of thirteen airports the Company earns revenues from airlines, passengers, and other users for using the airport facilities. The Company also earns revenues for commercial activities carried out at the airports, such as leasing of space to restaurants and other shops.

Each airport concession agreement contains the following terms and basic conditions:

a.
The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements or maintenance of the related facilities in accordance with its five year period MDP, and to provide airport, complementary and commercial services.

b.
The concessionaire will use the airport facilities only for the purposes specified in the concession agreement, will provide services in conformity with the law and applicable regulations and will be subject to inspections by the SCT.

c.
The concessionaire must pay a concession tax for the right to use airport facilities (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duties Law.

d.	Aeropuertos y Servicios Auxiliares (“ASA”) has the exclusive right to supply fuel at the concessionaire’s airports.

e.	The concessionaire must grant free access to specific airport areas to certain Mexican government agencies, so that they may carry out their activities within the airports.

f.
The concession may be revoked if the concessionaire breaches any of its obligations established in the concession title, as established in Article 26 and 27 of the Airports Law and in the concession title.  The breach of certain concession terms may be cause for revocation if the SCT has applied sanctions in three different instances with respect to the same concession term.

g.	The SCT may modify concession terms and conditions that regulate the Company’s operations. At the end of the year, these terms and condition were accomplished.

The concession may be renewed in one or more instances, for terms not to exceed an additional 50 years.

Investment in airport concessions include: improvements in concessioned assets, rights to use airport facilities, and airport concessions.  The total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the fair value of the assets determined by an independent appraiser. At any airport concession where the cost exceeded the fair value, the excess was recognized within the airport concessions line item.

The amortization of the investment in airport concessions is calculated according to straight-line method from the month following the date of acquisition, for the term of the concession which is 50 years, or from the capitalization date of an intangible asset, taking into consideration the remaining term of the concession.

As of December 31, 2011, 2010 and January 1, 2010, the net values of the airport concessions, the right to use airport facilities and improvements on concessioned assets are as follows:

	2011	2010	January 1 2010
Airport concessions	Ps. 605,643	Ps. 605,643	Ps. 605,643
Amortization of concessions:
Balance at beginning of the year	(133,242)	(121,129)	(109,016)
Amortization expense	(12,113)	(12,113)	(12,113)
Balance at the end of the year	(145,355)	(133,242)	(121,129)
Airport concessions, net	460,288	472,401	484,514
Right to use airport facilities	3,356,761	3,356,761	3,356,761
Amortization of the rights to use facilities:
Balance at beginning of the year	(738,488)	(671,352)	(604,216)
Amortization expense	(67,136)	(67,136)	(67,136)
Balance at the end of the year	(805,624)	(738,488)	(671,352)
Rights to use airport facilities, net	2,551,137	2,618,273	2,685,409
Improvements on concessioned assets	2,630,268	2,200,239	—
Additions	339,997	430,029	—
Balance at the end of the year	2,970,265	2,630,268	2,200,239

Amortization of improvements on concessioned assets:
Balance at beginning of the year	(159,061)	(116,897)
Amortization expense	(52,941)	(42,164)	—
Balance at the end of the year	(212,002)	(159,061)	(116,897)
Improvements on concessioned assets, net	2,758,263	2,471,207	2,083,342
Total investment in airport concessions, net	Ps. 5,769,688	Ps. 5,561,881	Ps. 5,253,265

Capitalized borrowing cost was Ps.10,231, Ps.44,674 and Ps.17,943 for the years ended December 31, 2011 2010 and January 1 2010, respectively.

MDP – The Company has the obligation to make maintenance and improvements on concessioned assets and on fixed assets, as specified in the MDP. The MDP for the five year period 2011-2015 is Ps. 2,745,214 at current value as of December 31, 2009 and Ps. 3,144,368 adjusted for inflation as of December 31, 2011 using the National Producer Price Index (NPPI), excluding oil. The amount to be invested by the Company as of December 31, 2011 is Ps.2,625,460. This amount must be invested as follows during the subsequent years:

Year	Amount
2012	Ps. 638,050
2013	831,842
2014	782,400
2015	373,168
Ps. 2,625,460

Assets held as guarantees

The Company has placed screening baggage equipment as a guarantee for bank loans that the Company has with UPS Capital Business Credit, with a carrying value of Ps.409,544 as of December 31, 2011. The Company is not authorized to use this equipment as a guarantee for other loans, nor sell them to another entity.

11.	Loans from financial institutions

As of December 31, 2010 and January 1, 2010, the Company had loans which incurred interest at the 28-day TIIE plus 3.50% on a monthly basis. As of December 31, 2010 and January 1, 2010, interest rates were 8.39% and 8.93% respectively. The Company paid the outstanding balance of these loans during 2011.

The Company was in compliance with the financial covenants related with loans from financial institutions at December 31, 2010 and January 1, 2010.

12.	Long term debt

	2011	2010	January 1, 2010
The credit facility with Banco Inbursa for Ps. 700,000, with an unsecured guarantee, has an interest rate of TIIE plus 4.5%, with equal  principal payments every six months and maturity on September 2017. As of July 20, 2011 and December 31, 2010, the interest rate was 9.31% and 9.38%, respectively. On July 20, 2011, this loan was paid in full (1)
	Ps. —	Ps. 598,431	Ps. 470,589

The credit facility with Banco HSBC for Ps.400,000, with an unsecured guarantee, has an interest rate of TIIE plus 3.25%, with equal annual principal payments and maturity on April 2018. As of July 18, 2011 and December 31, 2010, the interest rate was 8.10% and 7.895%, respectively. On July 18, 2011, this loan was paid in full (1)	—	400,000	—

A fixed asset loan with UPS Capital Business Credit (supported by Ex-Im Bank) for $ 22,900 guaranteed by screening baggage equipment at 3-month LIBOR plus 1.25%, with equal quarterly principal payments and maturity on September 2021. As of December 31, 2011 and 2010, $19,470 and $7,614, respectively, was disposed. As of December 31, 2011 and 2010, the interest rate was 1.61% and 1.55%, respectively.	264,410	96,564	—

Debt securities issued on July 15, 2011, for Ps.1,300,000 at a rate of TIIE (28 days) plus 70 basis points and maturity on July 8, 2016. As of December 31, 2011, the interest rate was 5.5%. The amount of the debt is shown net of debt issuance costs of Ps.6,533, which are being amortized based on the effective interest rate.	1,293,666	—	—
	1,558,076	1,094,995	470,589
Less – Current portion	(29,181)	(135,490)	(58,824)
	Ps. 1,528,895	Ps. 959,505	Ps. 411,765

(1) Bank loans paid in advance with proceeds from the issuance of the debt securities.

The contractual principal payments of the Company’s long-term debt as of December 31, 2011, are required as follows:

2013	Ps. 27,321
2014	27,321
2015	27,321
2016	1,320,788
2017	27,321
Subsequent	98,823
Ps. 1,528,895

The Company’s long-term bank loans include certain restrictive covenants, which place certain limits regarding the issuance of new loans by its subsidiaries, provide guarantees, restrict the sales of assets; as well as to comply with obligations to pay taxes. As of December 31, 2011, the Company was in compliance with its covenants.

Long-term bank loans include unpaid accrued interests of Ps.951 and Ps.2,840 as of December 31, 2011 and 2010, respectively.

13.	Other long-term liabilities

Other long-term liabilities as of December 31, 2011 and 2010 and January 1, 2010 are as follows:

	2011	2010	January 1, 2010
Security deposit	Ps. 25,913	Ps. 18,855	Ps. 19,257
Retirement labor obligations	52,896	28,787	28,775
Major maintenance provision	436,694	435,385	688,033
Total	Ps. 515,503	Ps. 483,027	Ps. 736,065

Major maintenance provision:

	2011	2010	January 1, 2010
Balance at the beginning of the year	Ps. 752,307	Ps. 833,228	Ps. 833,228
Increase in cost of services	165,683	64,274	—
Payments	(316,922)	(145,195)	—
Balance at the end of the year	601,068	752,307	833,228
Less – Current portion	(164,374)	(316,922)	(145,195)
	Ps. 436,694	Ps. 435,385	Ps. 688,033

Retirement labor obligations

The related liability and the annual cost of benefits are calculated by independent actuaries using the projected unit credit method.

The present value of these obligations and rates used for calculation, are:

	2011	2010
Vested benefit obligations	Ps. 19,836	Ps. 25,953
Cost of the period	18,501	6,700
Benefits paid	(231)	(2,763)
Other	14,790	(1,103)
Total	Ps. 52,896	Ps. 28,787

Rates used in actuarial calculations:

	2011	2010	January 1, 2010
	%	%
Discount of obligations for projected benefits at present value	7.75	7.97	8.50
Salary increase	5.50	5.50	5.50
Minimum salary increase	4.00	4.00	4.50

14.	Shareholders’ equity

a.	As of December 31, 2011, 2010 and January 1, 2010, the total number of Class I approved shares was 400,000,000, of which 58,800,000, correspond to Series “BB” and 341,200,000 to Series “B”.

b.	Capital stock fully paid and subscribed as of December 31, 2011 and 2010 is represented by common shares and is comprised as follows:

	2011
	Number of Shares	Capital Stock
Fixed Capital:
Series B, Class I	341,200,000	Ps. 3,763,828
Series BB, Class I	58,800,000	644,619
Stock in treasury	(1,151,300)	(14,003)
Total	398,848,700	Ps. 4,394,444

	2010
	Number of Shares	Capital Stock
Fixed Capital:
Series B, Class I	341,200,000	Ps. 3,763,828
Series BB, Class I	58,800,000	644,619
Stock in treasury	(818,000)	(8,857)
Total	399,182,000	Ps. 4,399,590

	January 1, 2010
	Number of Shares	Capital Stock
Fixed Capital:
Series B, Class I	341,200,000	Ps. 3,763,828
Series BB, Class I	58,800,000	644,619
Stock in treasury	(1,643,400)	(17,972)
Total	398,356,600	Ps. 4,390,475

c.
As of December 31, 2011, the Company has in treasury, repurchased shares in the amount of Ps.75,520. Such amount is equivalent to 1,151,300 common shares, which reduce the capital stock and the share repurchase reserve by Ps.61,516 and Ps.14,003, respectively. The weighted average outstanding shares, is affected according to the dates in which the Company’s shares were repurchased. As of December 31, 2011, the market price per share of the Company was 21.80 mexican pesos.

d.
On April 14, 2011, the Ordinary General Shareholders’ Meeting approved an increase in the legal reserve for Ps.27,667; a decrease in the reserve for the repurchases of shares for Ps.5,674; a transfer from accumulated restatement of capital stock to retained earnings for Ps.1,775,981 (retrospective application to January 1, 2010 for Ps.1,772,530); and declared dividends of Ps.400,000, of which Ps.211,383 is pending payment as of December 31, 2011; and a transfer of Ps.10,290 was transferred from the legal reserve to retained earnings.

e.
On April 16, 2010, the Ordinary General Shareholders’ Meeting approved an increase to the legal reserve for Ps.23,549; an increase to the share repurchase reserve of Ps.48,163; and declared dividends of Ps.400,000.

f.
Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value in historical pesos.  The legal reserve may be capitalized but may not be distributed unless the entity is dissolved, and must be reinstated if reduced for any reason. The legal reserve was Ps.165,132 and Ps.147,755, as of December 31, 2011 and 2010, respectively.

g.
Shareholders’ equity, except restated paid-in capital and tax retained earnings will be subject to income taxes payable by the Company at the rate in effect upon distribution.  Any tax paid on such distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

15.	Foreign currency balances and transactions

Monetary position in thousands of US dollars as of December 31, 2011, 2010 and January 1, 2010, is:

	2011	2010	January 1, 2010
Monetary assets	$3,580	$734	$3,484
Monetary liabilities	(17,773)	(19,254)	(9,412)
Monetary liability position	$(14,193)	$(18,520)	$(5,928)
Equivalent in pesos	Ps. (198,749)	Ps. (229,255)	Ps(77,795)

Transactions denominated in foreign currency in thousands of US Dollars for the years ended December 31, 2011 and 2010, were:

	2011	2010
Technical assistance	$3,958	$3,850
Insurance	1,328	1,329
Purchase of machinery and maintenance	20,047	13,623
Professional services, fees and subscriptions	1,732	1,365
Land acquisitions	6,728	8,330
Other	1,484	1,438

The exchange rates in effect as of the date of the consolidated financial statements per one US Dollar were as follows:

	As of December 31, 2011		As of December 31, 2010		As of January 1, 2010
	Purchase	Sale	Purchase	Sale	Purchase	Sale
Interbank FX rate	Ps. 13.9322	Ps. 13.9922	Ps. 12.3542	Ps. 12.3792	Ps. 13.0525	Ps. 13.1040

As of March 23, 2012, the interbank exchange rate established by the Mexican Central Bank was Ps.12.7675 and Ps.12.7700, for purchases and sales, respectively.

16.	Balances and transactions with related parties

Balance with related parties as of December 31, 2011, 2010 and January 1, 2010, are:

	2011	2010	January 1, 2010
Trade accounts receivable – Empresas ICA, S. A. B. de C. V. (ICA) (1) (3)	Ps. 86,454	Ps. 88,953	Ps. 80,712
Trade accounts payable:
Servicios de Tecnología Aeroportuaria, S. A. de C. V. (SETA) (1) (4)	Ps. 57,746	Ps. 53,804	Ps. 56,480
Aeroinvest, S. A. de C. V. (1)	83,851	83,851	83,901
Nacional Hispana Hoteles, S. de R. L. de C. V. (5)	28,122	33,541	24,053
Ingenieros Civiles Asociados, S. A. de C. V. (2) (6)	326	7,999	114,386
	Ps.170,045	Ps.179,195	Ps. 278,820

Related party transactions made in the ordinary course of business for the years ended December 31, 2011 and 2011 were as follows:

	2011	2010
Expenses:
Payments for technical assistance and travel expenses (1) (4)	Ps. 55,150	Ps. 47,567
Major maintenance and improvements on concessioned assets by ICA:
Major maintenance – Platform	9,373	22,447
Major maintenance – Runway	36,537	17,248
Improvements on concession assets – Terminal B	14,049	55,248
Improvements on concession assets – Parking lots	—	16,666
Buildings – Hotel	—	59,022

(1)	Holding company.

(2)	Entities under the common control of ICA.

(3)	Trade account receivable from ICA represents the income tax for provisional payments and dividends owed to ICA.

(4)	Payable balance to SETA includes dividends of Ps.33,400 as of December 31, 2011, 2010 and January 1, 2010. Expenses are for technical assistance provided and travel expenses.

(5)	Loan received from NH Hoteles for payment to related contractors for construction of Hotel NH T2 located in Terminal 2 of AICM.

(6)	Trade accounts payable to Ingenieros Civiles Asociados, S. A. de C. V. were comprised as follows:

	Area	2011	2010	January 1, 2010
Aeropuerto de Monterrey, S. A. de C. V.	Terminal B	Ps. 326	Ps. 2,984	Ps. 26,315
Aeropuerto de Monterrey, S. A. de C. V.	Platform	—	—	21,954
Aeropuerto de Chihuahua, S. A. de C. V.	Platform			542
Aeropuerto de San Luis Potosí, S. A. de C. V.	Runway			8,880
Aeropuerto de Torreón, S. A. de C. V.	Runway			13,048
Aeropuerto de Mazatlán, S. A. de C. V.	Platform	—	3,974	—
Aeropuerto de Zacatecas, S. A. de C. V.	Runway	—	1,041	—
Consorcio Grupo Hotelero T2, S. A. de C. V.	Hotel	—	—	43,647
Total		Ps. 326	Ps. 7,999	Ps. 114,386

The Company entered into an agreement with Ingenieros Civiles y Asociados, S.A. de C.V. for the purpose of conducting rehabilitation work and pavement construction on operational areas of the Company’s airports, foreseen in the Master Development Plan for the 2011-2015 period, in the understanding that for each specific work, a construction agreement shall be set forth at per unit prices or at a lump sum price.

The Company uses the services of an independent expert to supervise and ensure that the construction services are provided at current market rates for similar services.

Employee benefits – Benefits granted to key management personnel of the Company were direct short-term benefits of Ps.61,086 and Ps.49,615 for the year ended December 31, 2011 and 2010, respectively.

Technical Assistance – in 2000, the Company entered into a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years from the agreement date. Currently, the Company is required to pay the greater of the fixed US$3,000 component or 5% of EBITDA (as defined in the contract) annually for such services. Beginning in 2007, the fixed US$3,000 component will be updated according to the consumer price index of the United States of America. In 2011 and 2010, 5% of consolidated EBITDA was greater than that of the fixed US$3,000 component.

As of December 31, 2011, SETA’s shareholders were Aeroinvest with 74.5% and Aéroports de Paris Management, S.A. (“ADP”) with 25.5%. Pursuant to the Company’s bylaws, SETA (as holder of the Company’s Series “BB” shares) has the to appoint and remove the Company’s Chief Financial Officer, Chief Operating Officer and Commercial Director, the right to elect three members of the Company’s board of directors, and the right to veto certain actions requiring approval of the Company’s shareholders (including the payment of dividends and the right to appoint certain members of senior management). In the event of the termination of the technical assistance agreement, the Series “BB” shares will be converted into Series “B” shares resulting in the termination of these rights. If at any time, prior to June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, it would lose its veto rights. If at any time after June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, such shares must be converted into Series “B” shares, which would cause SETA to lose all of its special rights. So long as SETA retains at least 7.65% of the Company’s capital stock in form of Series “BB” shares, all its special rights will remain in force.

Pursuant to the Company’s bylaws, the technical assistance agreement and the participation agreement, SETA may not transfer more than 51% of its Series “BB” shares until after June 14, 2008. After such date, SETA is entitled to transfer up to one eighth of such 51% during each year thereafter. As of December 31, 2010, SETA has not transferred any of its representative Series “BB” shares.

17.	Other (expenses) income – net

Integrated as follows as of December 31, 2011 and 2010:

	2011	2010

Sale of fixed assets	Ps. (902)	Ps. (560)
Loss on sale and write-off of fixed assets	741	291
Statutory employee profit sharing	3,490	3,501
Other	(590)	(8,821)
	Ps. 2,739	Ps. (5,589)

18.	Taxes on income

The Company is subject to ISR and IETU.

Income tax – The rate is 30% for 2010 through 2012 and 28% for 2009; 29% will be for 2013 and 28% for 2014.

The Company is subject to ISR on an individual airport basis.  The individual tax results are combined in the consolidated financial statements.

IETU - Revenues, as well as deductions and certain tax credits, are determined based on cash flows of each fiscal year.  The IETU rate is 17.5%, 17% for 2011 and 2010.  The Asset Tax (IMPAC) Law was repealed upon enactment of the IETU Law; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid, may be recovered, according to the terms of the law.

Deferred income taxes are recorded (deferred ISR or deferred IETU) based on projections of the taxes the individual subsidiaries are expected to pay in future years. The Company calculated its deferred tax liability for each subsidiary as a result of the new projections, which include MDP and Maximum Rates for the period 2011-2015 approved by the SCT in December 2010.

To determine deferred taxes as of December 31, 2011 and 2010, the Company applied the rates that will be in effect according to their estimated date of reversal to the temporary differences.

Income tax is comprised as follows as of December 31, 2011 and 2010:

	2011	2010
Current:
ISR	Ps. 201,263	Ps. 90,883
IETU	11,544	4,304
Deferred	(30,737)	(103,983)
	Ps. 182,070	Ps. (8,796)

The reconciliation of the statutory income tax rate and the effective tax rate as a percentage of income before income taxes for the years ended December 31, 2011 and 2010 is as follows:

	2011%	2010%
Legal rate	30.00	30.00
Effect of permanent differences, mainly non-taxable income, non-deductible expenses, restatement of taxes and effects of inflation for financial and tax purposes	(4.21)	(8.34)
Less effect for changes in projections affecting deferred tax	(2.98)	(23.02)
Effective rate	22.81	(1.36)

The effective tax rate for the year ended December 31, 2011 of 22.81% differed from the effective tax rate of (1.36%) for the year ended December 31, 2010, primarily as a result of changes in the value of the Company’s tax loss carryforwards and projections associated with the tax regime it projects to be subject to in the future (ISR or IETU), which in 2010 was updated based on which the MDP and Maximum Rates for the period 2011-2015 approved by the SCT in December 2010.

The presentation of the deferred taxes in the consolidated statement of financial position was taking in consideration the tax rights and obligations of each subsidiary. The main items originating deferred tax balances are:

Net deferred tax assets	2011	2010	January 1, 2010
Provisions, estimations and benefits to employees	Ps. 163,473	Ps. 149,832	Ps. 86,796
Investment in airport concessions, land, buildings, machinery and equipment	(434,300)	(337,180)	(120,905)
Effect of tax loss carryforwards	469,229	292,776	103,355
IETU credits	20,082	18,326	3,425
Total assets	Ps. 218,484	Ps. 123,754	Ps. 72,671

Net deferred tax liabilities	2011	2010	January 1, 2010
Provisions, estimations and benefits to employees	Ps. 76,463	Ps. 91,559	Ps. 133,229
Investment in airport concessions, land, buildings, machinery and equipment	(516,560)	(593,630)	(898,845)
Effect of tax loss carryforwards	90,851	214,452	420,638
IETU Credits	7,936	10,303	13,672
Total liabilities	Ps. (341,310)	Ps. (277,316)	Ps. (331,306)

Each airport concession has received approval from the Mexican Tax Authorities to carryforward their tax losses up to the earlier of the date such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession.  Amounts and expiration dates as of December 31, 2011, as restated for inflation, are as follows:

Year of origin	Tax loss carryforwards
1999	Ps. 34,540
2000	220,762
2001	504,020
2002	615,696
2003	554,099
2004	495,914
2005	57,038
2006	80,544
2007	79,772
2008	49,343
2009	40,346
2010	13,393
2011	93,552
Ps. 2,839,019

The amount of the recoverable tax on assets and expiration dates are as follows:

Year of expiration	Recoverable tax on assets

2012	Ps. 83,815
2013	75,121
2014	65,695
2015	18,192
2016	10,020
2017	11,065
Ps. 263,908

19.	Contingencies

As of December 31, 2011, subsidiary companies have the following pending lawsuits to be resolved:

a.
Parties purporting to be former owners of land comprising a portion of the Ciudad Juarez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages of.$ 120.0 million. On May 18, 2005, a Mexican court ordered the Company to return the disputed land to the plaintiffs.  However that decision and three subsequent constitutional claims (juicios de amparo) permitted the ruling to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport.  On August 28, 2009, the Federal Government filed its answer to the claim, in which it requested that the trial be moved to Federal Jurisdiction.  In May 2010, the Court of Appeals granted the Federal Government’s request, giving the Federal Courts jurisdiction to hear the lawsuit.  The plaintiffs filed a constitutional claim against this ruling before the District Court in Chihuahua and on November 29, 2010, the District Court in Chihuahua confirmed the Court of Appeals ruling. Against this ruling, the plaintiffs filed an appeal (recurso de revisión) before the Federal Circuit Court, and on July 7, 2011, the Federal Circuit Court ruled that the plaintiffs’ constitutional claim should be heard by a District Court in Ciudad Juarez.  In October 2011, the District Court in Ciudad Juarez denied the plaintiffs’ constitutional claim, against which, in November 2011, the plaintiffs filed a new appeal (recurso de revisión) before the Federal Circuit Court.  This latest appeal is still pending.

In the event that any subsequent action results in a decision substantially similar to the May 18, 2005, court order or that is otherwise adverse to the Company, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for the Company’s use, which management believes the terms of its concessions would require, its concession to operate the Ciudad Juarez International Airport would terminate.  In 2011, the Ciudad Juarez International Airport represented 4.6% of the Company’s consolidated total revenues.  Although management believes and has been advised by the Ministry of Communications and Transportation that under the terms of its concessions the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify the Company against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that the Company would be so indemnified  Company has not entered any provision on this claim as it does not believe it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, nor can a reliable estimate be made of the amount of the obligation.

b.
On November 5, 2009, the Local Tax Audit Administration of the Tax Administration Service in Acapulco conducted a direct audit of Aeropuerto de Acapulco, S. A. de C. V., and determined a tax liability of Ps.27,876 for supposed revenue omissions, excess deductions detected, surcharges and fines. The Company will file a motion for reconsideration against such determination.  The Company has not recorded any provision related to this claim as the probability of incurring a loss is remote.  The Company believes that it has sufficient elements to obtain a favorable result otherwise, it will file an action for annulment with the Federal Tax and Administrative Court of Justice.

c.
The Company determines PTU based on Section I of Article 10 of the Mexican Income Tax Law; however, the tax authorities and/or the employees may disagree with this treatment, in which case the Company will file the necessary appeals in order to continue calculating PTU using its current methodology

20.	Commitments

a.
As discussed in Note 16, the Company entered into a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years. Currently, the Company is required to pay the greater of the fixed US$3,000 component or 5% of earnings before interest, taxes, depreciation and amortization, annually for such services.  Beginning in 2007, the fixed $3,000 component will be updated according to the consumer price index of the United States of America.

b.
In October 2008, the Company acquired the shares of Consorcio. As a result of the acquisition, the Company assumed the commitments set forth in the lease agreement signed with the Mexico City Airport for a 20-year period to construct, prepare and operate a hotel, and manage commercial areas at Terminal 2 of the Mexico City International Airport, establishing a minimum guaranteed income (MGI) of Ps.18,453 annually as rent, plus a royalty of the 18% of the hotel’s gross income obtained. The MGI will be adjusted on an annual basis using the NCPI.  For the years ended December 31, 2011 and 2010 these amounts were Ps.29,720 and Ps.25,714, respectively.

c.
The Company entered into a lease agreement with HSBC, S. A. Institución de Banca Multiple, Grupo Financiero HSBC, División Fiduciaria for floor space at its corporate headquarters on October 1, 2011 and a fixed term of 66 months. A minimum rent of Ps.474 monthly was established. Rent will be annually adjusted based on the NCPI with a 3% minimum increase. Rental expense during 2011 amounted to Ps.1,423.

d.	Total future minimum rental payments as of December 31, 2011 and 2010, are as follows:

e.

Term	2011	2010
Equal to or less than 1 year	Ps. 28,693	Ps. 22,074
From 2 to 5 years	116,581	91,368
More than 5 years	252,955	274,101
Total	Ps. 398,299	Ps. 387,543

21.	Information by segment

Information reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance focuses on the types of goods or services delivered or provided. As a result, the Company’s reportable segments under IFRS present its significant airports and the hotel individually and the information about the holding company and the other seven airports have been combined disclosed in the ‘other segments’ column as they have similar economic characteristics, are similar in respect of the nature of the services they provide to their customers as well as being subject to similar a regulatory environment in which they operate:

Summary of certain information by segment:

December 31, 2011	Monterrey	Acapulco	Mazatlán	Culiacán	Chihuahua	Zihuatanejo	Hotel NH T2	Other	Total	Eliminations	Consolidated
Aeronautical revenues	Ps. 843,773	Ps. 103,695	Ps. 122,733	Ps. 168,427	Ps. 122,508	Ps. 77,611	Ps. —	Ps. 431,430	Ps.1,870,177	Ps. —	Ps.1,870,177
Non-aeronautical revenues	250,719	21,986	36,440	23,614	24,910	17,537	142,099	2,044,553	2,561,858	1,973,187	588,671
Construction services revenues	184,574	4,853	12,002	12,156	19,101	75,096	—	23,081	330,863	—	330,863
Interest income	3,402	17,328	21,796	1,315	10,297	2,222	787	62,987	120,134	(104,055)	16,079
Depreciation and amortization	58,109	12,453	9,450	9,319	7,640	9,265	20,344	38,508	165,088	—	165,088
Maintenance provision	29,365	26,307	20,224	44,969	14,889	(9,270)	—	39,199	165,683	—	165,683
Allowance for doubtful accounts	5,852	1,811	96	(169)	(7)	34	563	2,725	10,905	—	10,905
Income from operations	108,933	(789)	6,609	(8,208)	8,444	26,139	32,669	745,471	919,268	—	919,268
Interest expense	(41,457)	(58)	(434)	(1,178)	(636)	(1,136)	(32,417)	(125,170)	(202,486)	104,055	(98,431)
Income tax	75,255	(53)	(20,726)	(19,236)	9,481	(8,464)	(1,377)	147,190	182,070	—	182,070
Assets by segment	4,412,219	810,487	764,280	570,812	516,019	536,364	407,541	7,737,876	15,755,598	6,460,444	9,295,154
Liabilities by segment	1,297,117	131,723	97,155	147,299	109,464	110,471	312,687	2,878,932	5,084,848	1,874,195	3,210,653
Capital investments	199,013	6,296	12,916	13,504	21,807	75,489	90	55,917	385,032	—	385,032
Investments in airport concessions	2,478,536	502,710	398,639	383,234	324,966	432,718	—	1,248,885	5,769,688	—	5,769,688

December 31, 2010	Monterrey	Acapulco	Mazatlán	Culiacán	Chihuahua	Zihuatanejo	Hotel NH T2	Other	Total	Eliminations	Consolidated
Aeronautical revenues	Ps. 731,415	Ps. 115,417	Ps. 117,603	Ps. 147,441	Ps. 115,961	Ps. 78,644	Ps. —	Ps. 346,145	Ps.1,652,626	Ps. —	Ps.1,652,626
Non-aeronautical revenues	209,636	22,130	34,947	20,324	23,250	16,528	99,823	1,640,294	2,066,932	1,575,135	491,797
Construction services revenues	192,050	44,382	45,350	26,391	31,874	35,312	—	54,670	430,029	—	430,029
Interest income	1,972	13,350	18,845	3,341	9,828	3,692	269	54,485	105,784	(89,993)	15,791
Depreciation and amortization	53,671	12,216	8,862	8,599	6,169	8,381	17,871	33,463	149,232	—	149,232
Maintenance provision	2,174	2,571	8,307	6,936	5,422	2,011	—	36,853	64,274	—	64,274
Allowance for doubtful accounts	84,655	18,913	9,356	9,742	4,843	6,630	—	40,312	174,451	—	174,451
Income from operations	145,529	39,864	26,635	20,523	21,981	33,645	12,364	267,363	567,904	152,614	720,518
Interest expense	(23,727)	(62)	(194)	(102)	(63)	(43)	(29,937)	(122,953)	(177,081)	89,993	(87,088)
Income tax	(48,236)	25,024	12,514	(17,046)	(15,025)	(23,146)	(5,502)	62,621	(8,796)	—	(8,796)
Assets by segment	4,122,613	797,585	725,947	521,646	491,143	482,719	418,253	6,765,394	14,325,300	5,621,341	8,703,959
Liabilities by segment	995,534	127,871	101,758	103,336	89,014	82,925	325,154	2,038,056	3,863,648	1,035,699	2,827,949
Capital investments	155,587	74,408	92,536	66,562	77,142	56,259	25,103	55,823	603,420	46,633	556,787
Investments in airport concessions	2,345,590	515,954	395,921	375,622	308,814	369,184	—	1,250,796	5,561,881	—	5,561,881

Information on main clients

Revenue for airport services from main clients (those representing more than 10% of total revenue) are:

	2011	2010

Aerolitoral, S. A. de C. V.	Ps. 386,162	Ps. 296,397
Aeroenlaces Nacionales, S. A. de C. V.	291,431	234,701
ABC Aerolíneas, S. A. de C. V.	284,334	160,080

22.	Revenues

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

The following table presents an analysis for the years ended December 31, 2011 and 2010 of the Company’s revenues aeronautical and non-aeronautical revenues:

	2011	2010
Aeronautical services:
Domestic TUA	Ps. 1,195,059	Ps. 971,803
International TUA	321,690	316,901
Landing charges	101,330	102,788
Aircraft parking charges on embarking and disembarking	61,051	66,282
Aircraft parking charges on extended stay or overnight	19,620	21,831
Domestic and international passenger and carry-on baggage check	21,817	20,649
Aerocars and jetways	21,157	19,014
Complementary: Real estate airport services, access rights to other operators and complimentary services (2)	128,453	133,358
Total revenues from aeronautical services	Ps. 1,870,177	Ps. 1,652,626

Non-aeronautical services
Commercial activities
Car parking charges	Ps. 113,428	Ps. 110,724
Advertising (1, 2)	75,403	46,604
Retail operations (1, 2)	40,101	39,835
Food and beverage (1, 2)	35,843	32,789
Car rentals operators (1, 2)	34,872	32,374
Time share developers (1, 2)	15,253	15,611
Duty free operations (1, 2)	11,793	11,083
Financial services (1, 2)	4,002	3,592
Communication and network (1, 2)	3,059	3,033
Services to passengers	2,990	2,320
Total commercial activities	336,744	297,965
Diversification activities
Hotel services	142,098	99,823
OMA Carga operations	25,364	21,648
Real estate services	638	348
Total diversification activities	168,100	121,819
Complementary activities
Leasing of space (1, 2)	51,249	42,349
Complementary service suppliers	6,576	6,877
Total of complimentary activities	57,825	49,226
Recovery of costs from leasing clients	26,002	22,787
Total revenues from non- aeronautical services	Ps. 588,671	Ps. 491,797

(1)	These revenues are considered as commercial concessions.

(2)
Revenues from commercial concessions and complementary activities are generated principally based on the terms of Company’s operating lease agreements.  Lease agreements are based on either a monthly rent (which generally increases each year based on the INPC) and/or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues.  Monthly rent and minimum guaranteed rent are included under the caption “Commercial concessions” above.

As of December 31, 2011and 2010, future minimum rentals are as follows:

Term	2011	2010
Equal to or less than 1 year	Ps. 330,765	Ps. 284,069
From 2 to 5 years	601,820	450,142
More than 5 years	107,241	116,384
Total	Ps. 1,039,826	Ps. 850,595

Future minimum rentals, which generally include rents that are increased each year by the INPC, do not include the contingent rentals related to increases based on the INPC or contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent.  Contingent rentals earned during the years ended December 31, 2011 and 2010 were Ps.67,838 and Ps.53,524, respectively.

Approximately 74% and 76% of consolidated revenues for years ended December 31, 2011 and 2010, respectively, were generated by the Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua, Ciudad Juárez and Zihuatanejo airports.

23.	Cost of services

Cost of services for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Employee costs	Ps. 149,899	Ps. 138,122
Maintenance	72,325	61,250
Safety, security and insurance	100,594	86,056
Utilities (electricity, cleaning, and water)	133,272	115,876
Real estate leases	25,629	22,432
Allowance for doubtful accounts	10,905	174,451
Major maintenance provision	165,683	61,236
Hotel service costs	23,656	20,542
Other	86,321	69,189
	Ps. 768,284	Ps. 749,154

24.	First time adoption of IFRS

Bases for the Transition to IFRS - In January 2009 the Mexican Banking Commission published amendments to the National Securities Law, which incorporated the requirement for Mexican entities with publicly traded securities to present their financial statements in accordance with IFRS as issued by the IASB for the year ending December 31, 2012, with early adoption permitted.  The Company’s management decided to early adopt IFRS for the year ended December 31, 2011.

As a result, the consolidated financial statements for the year ended December 31, 2010, were the Company’s last financial statements presented in accordance with the MFRS. The first consolidated financial statements prepared in accordance with the IFRS are those corresponding to the year ended December 31, 2011, considering January 1, 2010 as a transition date to IFRS.   The comparative figures for the year ended December 31, 2010 were restructured to present comparative IFRS financial statements.

For preparing the consolidated financial statements under IFRS, the Company applied the statutory exemptions and certain optional exemptions set forth in IFRS 1, First-time Adoption of International Financial Reporting Standards, related to the complete retroactive IFRS application.

Mandatory exceptions and optional exemptions used by the Company

IFRS 1 provides for certain mandatory exceptions and allows for certain option exemptions from the retrospective application of specific standards prior to an entity’s transition date to IFRS in order to facilitate the transition process. The Company applied the applicable mandatory exceptions and certain first-time adoption exemptions as follows:

i.
The mandatory exception was applied to accounting estimates prepared under IFRS as of January 1, 2010, which are consistent with the estimates recognized under MFRS as of the same date, unless the Company is required to adjust such estimates to agree with IFRS.

Additionally, the Company applied the following optional first-time adoption exemptions as described below:

ii.
The Company utilized the book value of its property, plant and equipment under MFRS (their indexed value) as their deemed cost under IFRS at the transition date, which include adjustments for inflation until December 31, 2007, the last period that Mexico qualified as an inflationary economy per MFRS.

iii.
The Company applied the exemption in IFRS 1, recognizing all the accrued actuarial gains and losses against retained earnings at their transition date. The corridor to the transition date was reset, based on this exemption.

iv.	The Company began capitalizing its borrowing costs on the transition date, under IAS 23, Borrowing Costs.

Reconciliations of MFRS to IFRS

The following reconciliations quantify the effects of adopting IFRS and the impact on shareholders’ equity as of January 1, 2010 and December 31, 2010, and on net comprehensive income and cash flows for the year ended December 31, 2010.

	Notes	January 1, 2010 (transition date to IFRS)	December 31, 2010 (last period presented with MFRS)
Shareholders’ equity in accordance with MFRS		Ps. 7,674,963	Ps. 7,845,409

Cancellation of inflation effects	a	(1,547,280)	(1,547,280)
Adjustment for changes in the amortization period of airport concessions	b	(456,049)	(456,049)
Major maintenance provision	c	(900,569)	(900,569)
Benefits to employees	d	(3,785)	(3,785)
Provision of employee bonuses	e	(18,784)	(18,784)
Effect on deferred taxes	f	849,465	849,465
IFRS adjustments to net income		—	107,603
Total adjustment to shareholder’s equity		(2,077,002)	(1,969,399)
Shareholders’ equity in accordance with IFRS		Ps. 5,597,961	Ps. 5,876,010

	Notes	December 31, 2010

Net income according to MFRS		Ps.551,976

Amortization of concessions	b	320,440
Major maintenance provision	c	(64,274)
Benefits to employees	d	4,524
Provision of employee bonuses	e	(9,650)
Effect on deferred taxes	f	(143,437)
Construction service revenues	g	76,997
Construction service costs	g	(76,997)
Total adjustment to net income		107,603
Comprehensive income according to IFRS		Ps. 659,579

Note. Under MFRS, no statement of comprehensive income was prepared; accordingly, the reconciliation to IFRS originates from net income under MFRS.

Cash Flows	Note	MFRS	Adjustments	IFRS

Cash flows from operating activities	h	Ps.610,683	Ps. (128,182)	Ps. 415,989
Cash flows from investing activities	h	(527,223)	128,132	(332,579)
Cash flows from financing activities	h	(38,356)	50	(38,306)
Increase in cash		45,104	—	45,104
Cash and cash equivalents at end of year		267,734	—	267,734
Cash and cash equivalents		Ps.312,838	Ps. —	Ps.312,838

The following notes explain the significant adjustments for the transition to IFRS:

a.
Effects of inflation – According to IAS 29, Hyperinflationary Economies, the last hyperinflationary period for the Mexican peso was in 1998. This implies that the Company eliminated the accumulated inflation recognized within the intangible asset related to the investment in airport concessions based on MFRS during the years 1999 through 2007, which were not deemed hyperinflationary for IFRS purposes.

b.
Amortization of airport concessions – Under IFRS, the amortization of the concession is determined by considering the term, which is 50 years. According to MFRS, amortization is determined based on the estimated useful life of the several components that comprise the investment in the concession.

c.
Major maintenance expenses – In accordance with the IFRS, the Company creates a provision for major maintenance costs approved in the MDP.  For purposes of MFRS, such costs were capitalized as part of the intangible asset associated with the concession when the related expenditure was made.

d.
Employee benefits – According to IFRS, a provision for employee severance indemnities are only recorded when the Company has the obligation to pay or when a formal retirement plans exists. For purposes of MFRS, a provision is recorded based on an actuarial calculation that takes into consideration historical severance payments.

e.
Bonuses to employees – For purposes of IFRS, bonuses on profits are recognized in the periods in which the employee provides the related services, if the Company has a legal or constructive obligation and the amount of such bonuses can be reasonably estimated. Under MFRS, such bonuses were recognized in to profit and loss when paid.

f.	Deferred taxes – The adjustments to IFRS, recognized by the Company had an impact in the deferred income tax calculation.

g.
Revenues and construction costs – As a result of adjustments arising from the Company’s major maintenance provision for purposes of IFRS, construction service revenues and costs were amended because the base of such item’s calculation was adjusted under IFRS.

h.
Statement of Cash flows – Adjustments to the Company’s 2010 MFRS statement of cash flows were made for purposes of IFRS due to the following: (i) the amortization of the concession asset differs between IFRS and MFRS as disclosed in Note 24a above and (ii) the provision for maintenance expenses is expensed in IFRS and presented within operating activities, whereas for purposes of MFRS such costs were capitalized and presented within investing activities.

25.	IFRS adoption, new and revised

The IASB issued the following new and revised IFRS that have a potential impact on the Company’s consolidated financial statements, which were not yet effective on December 31, 2011:

IFRS 9	Financial Instruments3
IFRS 10	Consolidated financial statements4
IFRS 11	Joint Arrangements4
IFRS 12	Disclosure of participation in other entities4
IFRS 13	Measurement at fair value 1
Amendments to IAS 1	Presentation of concepts from other comprehensive income2
IAS 19 (revised 2011)	Benefits to employees1

1	Effective for fiscal years beginning on January 1, 2013, with early adoption permitted.
2	Effective for fiscal years beginning on July 1, 2012, with early adoption permitted
3	Effective for fiscal years beginning on January 1, 2015, with early adoption permitted
4	These standards will be effective for fiscal years beginning on January 1, 2013. Earlier adoption is permitted if all standards are applied at the same time.

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9 are described as follows:

●
IFRS 9 requires all recognized financial assets that are within the scope of IAS 39, Financial Instruments: Recognition and Measurement to be subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

●
The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

The objective of IFRS 10, Consolidated Financial Statements, is to set out principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. The standard requires a parent company to present consolidated financial statements, amends the definition of the principle of control and sets out such definition as the base for consolidation; sets out how to apply the principle of control to identify whether the investment should be consolidated; it also sets out the accounting requirements for the preparation of consolidated financial statements. The standard supersedes IAS 27, Consolidated and Separate Financial Statements, and SIC 12, Consolidation of Special Purpose Entities.

IFRS 11, Joint Arrangements, is based on the principle that a joint arrangement is when two or more entities share control, which only exists when the decisions on the relevant activities (that significantly affect the arrangement risks) require the unanimous consent of the parties sharing such control. IFRS 11 classifies joint arrangements in two types: joint operations and joint venture. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (joint operators) have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of such arrangement have rights to the net assets of the arrangement. This IFRS requires the parties to recognize the investment and account for it using the equity method in accordance with IAS 28, unless the entity is exempt from applying the equity method specified in this standard. IFRS 11 superseded IAS 31, Interest in Joint Ventures and SIC 13, Jointly Controlled Entities - Nonmonetary Contributions by Venturers.

The objective of IFRS 12, Disclosure of Interest in Other Entities, is to require the disclosure of information that enables the financial statement users to evaluate the nature and risks associated with its interests in other entities, in addition to the effects of those interests in its financial position, financial performance and cash flows.

The objective of IFRS 13, Fair Value Measurement, is to define fair value and set out in one sole standard, a conceptual framework for measuring such fair value and the disclosure requirements about those measurements. This standard applies when another IFRS requires or permits fair value measurements except for transactions under the scope of IFRS 2, Share-based Payment, IAS 17, Leases, measurements that are similar to fair value but not considered as such, as the net realization value under the scope of IAS 2, Inventories, or the value in use in IAS 36, Impairment of Assets.

 IAS 1, Presentation of Financial Statements, maintains the improvements made in 2007 where it requires that the gain or loss and comprehensive income be presented together (whether in a Statement of Comprehensive Income, or separately, in a Statement of Income and a Statement of Comprehensive Income). Additionally, it requires entities to group the line items presented in other comprehensive income items based on whether they can be potentially reclassifiable to earnings, and that the taxes associated with the line items presented before taxes be shown separate from the two groups of other comprehensive income items.

The improvements to IAS 19, Employee Benefits, provide for changes in the presentation of other comprehensive income items with respect to pensions (and similar benefits) eliminating the use of the fluctuation band, which tends to defer the actuarial gains/losses. All the remaining long-term benefits should be measured similarly even though the changes in the recognized amount are completely reflected through earnings. Additionally, it includes improvements to the disclosures of defined benefit plans, amends the accounting for benefits from termination, including the distinction between the benefits offered in an exchange in service and those that provide for the employment termination and affect their recognition and measurement of the benefits from termination. The standard also clarifies the classification of the employee benefits, actual estimates of mortality rates, tax and administrative costs as well as risks and conditional indexed characteristics.

The Company is in the process of assessing the impact of these new or revised standards and determining whether it will early adopt their requirements.

26.	Subsequent event

On April 18, 2012, the Extraordinary General Stockholders` Meeting approved a decrease in the minimum fix capital stock through a distribution of Ps.500,000 (Ps.1.25 per share), without descreasing the total number of  shares representatives of the capital stock.

27.	Authorization for the issuance of the consolidated financial statements

The Company’s consolidated financial statements were approved to be issued on April 27, 2012, by the Chief Executive Officer of the Company, Porfirio González Álvarez, and are subject to the approval of the General Ordinary Shareholders’ Meeting of the Company, where they may be modified based on provisions set forth by the Mexican General Corporate Law.

*  *  *  *  *  *