Form 20-F
period 2012-12-31
Central North Airport Group
filed 2013-04-29
CIK 1378239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

Commission File Number:  1-33168

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

Central North Airport Group	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, Mexico
(Address of principal executive offices)

José Luis Guerrero
Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, Mexico
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

References in this annual report on Form 20-F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States.  References in this annual report on Form 20-F to “pesos” or “Ps.” are to the lawful currency of Mexico.  This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 12.86 to U.S.$ 1.00, the interbank selling rate as reported by Banco Nacional de México, S.A. (“Banamex”), on December 31, 2012.

This annual report on Form 20-F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume.  A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

The discussion in this annual report of aeronautical and non-aeronautical revenues in relation to our total revenues is not in accordance with IFRS because it excludes our construction revenues from such amounts. Therefore, in reviewing this annual report, you should be aware that in several sections of this annual report we take into account only revenues that resulted in actual cash inflows (which we categorize as aeronautical and non-aeronautical revenues) for ratios or comparative calculations.  Both of these categories of revenues are dependent, either directly or indirectly, on passenger traffic, while revenues from construction services under International Financial Reporting Interpretations Committee (“IFRIC”) 12, “Service Concession Arrangements,” are not dependent upon passenger traffic, but from the level of capital expenditures carried out at each airport.  Information reported using only revenues that generated cash inflows may be more useful for readers of this annual report because those revenues are the key drivers of our business, passenger traffic and our maximum tariffs.  The use of aeronautical and non-aeronautical revenues is more common in our industry, as they represent the revenues generated from our core operations, which are services provided to passengers, airlines and other third parties based on passenger traffic at our airports.  Additionally, management regularly reviews our aeronautical and non-aeronautical revenues as they provide representative information regarding our passenger traffic and actual cash flows, which allows us to compare such revenues over comparative periods as well as make projections about our expected future cash flows.  We indicate each instance in which we use only aeronautical and non-aeronautical revenues by indicating the category of revenues used.  The following tables present a reconciliation of our aeronautical and non-aeronautical revenues to our total revenues per our IFRS consolidated statements of comprehensive income:

	Year Ended December 31, 2012
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	989,976	Ps.	292,169	Ps.	1,282,145	94.7%	Ps.	72,331	Ps.	1,354,476
Tourist
Acapulco		99,498		18,725		118,223	85.7%		19,665		137,888
Mazatlán		122,061		34,900		156,961	92.9%		11,940		168,901
Zihuatanejo		89,602		17,401		107,003	87.2%		15,708		122,711
Regional
Chihuahua		139,127		27,259		166,386	86.2%		26,654		193,040
Culiacán		194,285		26,605		220,890	77.0%		66,093		286,983
Durango		45,051		6,723		51,774	98.1%		1,015		52,789
San Luis Potosí		63,281		13,836		77,117	89.2%		9,355		86,472
Tampico		105,275		14,938		120,213	93.7%		8,028		128,241
Torreón		77,305		13,259		90,564	89.8%		10,231		100,795
Zacatecas		51,177		6,713		57,890	73.1%		21,343		79,233
Border
Ciudad Juárez		110,444		20,563		131,007	82.5%		27,785		158,792
Reynosa		53,719		8,143		61,862	66.2%		31,570		93,432
Hotel		—		158,477		158,477	100.0%		—		158,477
Other(1)		—		2,123,202		2,123,202	100.0%		—		2,123,202
Total		2,140,801		2,782,913		4,923,714	93.9%		321,718		5,245,432
Eliminations(2)		(10,138)		(2,093,956)		(2,104,094)	N/A		—		(2,104,094)
Total Revenues	Ps.	2,130,663	Ps.	688,957	Ps.	2,819,620	89.8%	Ps.	321,718	Ps.	3,141,338

(1)
Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., OMA VYNMSA Aero Industrial Park, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V., Servicios Complementarios del Centro Norte, S.A. de C.V., Servicios Corporativos Terminal 2, S.A. de C.V., and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)	Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	Year Ended December 31, 2011
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	843,773	Ps.	250,719	Ps.	1,094,492	85.6%	Ps.	184,574	Ps.	1,279,066
Tourist
Acapulco		103,695		21,986		125,681	96.3%		4,853		130,534
Mazatlán		122,733		36,440		159,173	93.0%		12,002		171,175
Zihuatanejo		77,611		17,537		95,148	55.9%		75,096		170,244
Regional
Chihuahua		122,508		24,910		147,418	88.5%		19,101		166,519
Culiacán		168,427		23,614		192,041	94.0%		12,156		204,197
Durango		38,390		6,046		44,436	96.3%		1,723		46,159
San Luis Potosí		51,845		12,018		63,863	98.2%		1,179		65,042
Tampico		92,958		12,857		105,545	95.0%		5,510		111,055
Torreón		65,984		11,471		77,455	100.0%		—		77,455
Zacatecas		44,698		6,528		51,226	95.7%		2,324		53,550
Border
Ciudad Juárez		101,423		18,345		119,768	92.5%		9,771		129,539
Reynosa		36,132		6,601		42,733	94.3%		2,571		45,304
Hotel		—		142,098		142,098	100.0%		—		142,098
Other(1)		—		1,970,958		1,970,958	100.0%		3		1,970,961
Total		1,870,177		2,561,858		4,432,035	93.1%		330,863		4,762,898
Eliminations(2)		—		(1,973,187)		(1,973,187)	N/A		—		(1,973,187)
Total Revenues	Ps.	1,870,177	Ps.	588,671	Ps.	2,458,848	88.1%	Ps.	330,863	Ps.	2,787,711

(1)
Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V., Servicios Complementarios del Centro Norte, S.A. de C.V., Servicios Corporativos Terminal 2, S.A. de C.V., and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)	Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	Year Ended December 31, 2010
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	731,415	Ps.	209,636	Ps.	941,051	83.1%	Ps.	192,050	Ps.	1,133,101
Tourist
Acapulco		115,417		22,130		137,547	75.6%		44,382		181,929
Mazatlán		117,603		34,947		152,550	77.1%		45,350		197,900
Zihuatanejo		78,644		16,528		95,172	72.9%		35,312		130,484
Regional
Chihuahua		115,961		23,250		139,211	81.4%		31,874		171,085
Culiacán		147,441		20,324		167,765	86.4%		26,391		194,156
Durango		30,628		10,785		41,413	100.0%		—		41,413
San Luis Potosí		43,747		11,512		55,259	100.0%		—		55,259
Tampico		68,193		10,863		79,056	100.0%		—		79,056
Torreón		52,473		10,805		63,278	100.0%		—		63,278
Zacatecas		41,917		5,773		47,690	72.9%		17,685		65,375
Border
Ciudad Juárez		80,682		17,369		98,051	81.0%		22,936		120,987
Reynosa		28,505		5,917		34,422	71.0%		14,049		48,471
Hotel		—		99,823		99,823	100.0%		—		99,823
Other(1)		—		1,567,270		1,567,270	100.0%		—		1,567,270
Total		1,652,626		2,066,932		3,719,558	89.6%		430,029		4,149,587
Eliminations(2)		—		(1,575,135)		(1,575,135)	N/A		—		(1,575,135)
Total Revenues	Ps.	1,652,626	Ps.	491,797	Ps.	2,144,423	83.3%	Ps.	430,029	Ps.	2,574,452

(1)
Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V., Servicios Complementarios del Centro Norte, S.A. de C.V., Servicios Corporativos Terminal 2, S.A. de C.V., and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)	Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

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

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos)			(in thousands of dollars)(1)
Statement of Comprehensive Income data:
Revenues:
Aeronautical services(2)	1,652,626	1,870,177	2,130,663	165,681
Non-aeronautical services(3)	491,797	588,671	688,957	53,574
Construction services	430,029	330,863	321,718	25,017
Total revenues	2,574,452	2,789,711	3,141,338	244,272
Operating costs:
Costs of services	688,381	606,091	661,749	51,458
Major maintenance provision	64,274	165,683	164,208	12,769
Construction costs	430,029	330,863	321,718	25,017
General and administrative expenses	380,474	432,340	452,217	35,165
Concession tax(4)	103,067	115,979	137,028	10,655
Technical assistance fee(5)	47,567	55,150	67,365	5,238
Depreciation and amortization:
Depreciation(6)	24,770	28,905	32,469	2,525
Amortization(7)	124,462	136,183	154,334	12,001
Total depreciation and amortization	149,232	165,088	186,803	14,526
Other (expenses) income, net	(9,090)	(751)	(9,924)	(770)
Total operating costs	1,853,934	1,870,443	1,981,164	154,058
Income from operations	720,518	919,268	1,160,174	90,214
Interest income	15,791	16,079	27,764	2,159
Interest cost	(87,088)	(98,431)	(103,846)	(8,075)
Exchange (loss) gain, net	1,562	(38,766)	23,168	1,802
Income before income taxes	650,783	798,150	1,107,260	86,100
Income tax expense	(8,796)	182,070	288,172	22,408
Consolidated net income	659,579	616,080	819,088	63,692
Actuarial losses from defined benefit plan	0	0	(11,313)	(880)
Deferred asset from defined benefit plan	0	0	3,390	264
Consolidated comprehensive income	659,579	616,080	811,165	63,078
Basic and diluted earnings per share(8)	1.6532	1.5439	2.0327	0.1581
Basic and diluted earnings per ADS(8)	13.2256	12.3512	16.2616	1.2648

Other operating data:
Total terminal passengers (thousands of passengers)(9)	11,588	11,773	12,594
Total air traffic movements (thousands of movements)	345	336	332
Aeronautical + non-aeronautical revenues per terminal passenger(10)	185	209	224

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos)			(in thousands of dollars)(1)
Statement of Financial Position data:
Cash and cash equivalents	312,838	523,634	1,152,433	89,614
Total current assets	897,009	1,163,381	1,696,415	131,914
Land, buildings, machinery and equipment – net	2,093,160	2,118,450	2,150,327	167,210
Investments in airport concessions	5,561,881	5,769,688	5,942,989	462,130
Total assets	8,703,959	9,295,154	10,010,410	778,414
Current liabilities	1,108,101	824,945	1,216,881	94,625
Total liabilities	2,827,949	3,210,653	3,594,459	279,507
Total shareholders’ equity	5,876,010	6,084,501	6,415,956	498,907

Other data(11):

Net cash flows from operating activities	482,501	749,144	1,260,413	98,009
Net cash flows used in investing activities	(399,091)	(454,475)	(393,884)	(30,628)
Net cash flows used in financing activities	(38,306)	(83,873)	(237,730)	(18,485)
Increase in cash and cash equivalents	45,104	210,796	628,799	48,896

(1)
Translated into dollars at the rate of Ps. 12.86 per U.S.$ 1.00, the interbank selling rate as reported by Banamex on December 31, 2012.  Per share dollar amounts are expressed in dollars (not thousands of dollars).  Operating data is expressed in units indicated.

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

(3)
Revenues from non-aeronautical services represent sources of revenues not subject to regulation under our maximum rates and consist of revenues from hotel services, car parking charges, advertising, leasing of commercial space to tenants, food and beverage services, retail, car rentals, revenues from OMA Carga, revenues from our checked baggage-screening services and other miscellaneous sources of revenues.  Pursuant to our concessions and to the Mexican Airport Law (Ley de Aeropuertos) and the regulations thereunder, parking services are currently excluded from aeronautical services under our maximum rates, although the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) could decide to regulate such rates, and such rates may be regulated by other authorities.

(4)
Each of our subsidiary concession holders is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession.  The concession tax is currently equal to 5% of each concession holder’s gross annual revenues.

(5)
We pay Servicios de Tecnología Aeroportuaria, S.A. de C.V. (SETA), a technical assistance fee under the Technical Assistance Agreement entered into in connection with SETA’s purchase of its Series BB shares.  This fee is described in “Item 7.  Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements with SETA.”

(6)	Reflects depreciation of fixed assets.

(7)	Reflects amortization of airport concessions and rights to use airport facilities.

(8)
Based on 398,967,758 weighted average common shares in 2010, 399,039,231 weighted average common shares in 2011 and 399,060,153 weighted average common shares in 2012.  Earnings per ADS are based on the ratio of eight Series B shares per ADS.

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

(11)
Our 2011 consolidated statement of cash flows has been restated to reclassify Ps. 141,771 thousand relating to investments in fixed and intangible assets, which were presented initially as part of operating activities and are presented following the restatement as part of investing activities.  The restatement of our 2011 consolidated statement of cash flows had no effect on our balance of cash and cash equivalents or on our financial position as of December 31, 2011.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end free-market exchange rate expressed in pesos per U.S. dollar.  The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period.  The data provided in this table is based on noon buying rates published by the U.S. Federal Reserve for cable transfers in Mexican pesos.  All amounts are stated in pesos and have not been restated in constant currency units.  We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

Year Ended December 31,	High	Low	Period End	Average(1)
2008	13.94	9.92	13.83	11.14
2009	15.41	12.63	13.06	13.50
2010	13.19	12.16	12.38	12.62
2011	14.25	11.51	13.95	12.43
2012	14.37	12.63	12.96	13.15
2013:
January	12.79	12.59	12.73	12.70
February	12.88	12.64	12.78	12.72
March	12.80	12.32	12.32	12.50
April (through April 18)	12.34	12.07	12.27	12.21

(1)	Average of month-end rates or daily rates, as applicable.

Source:  U.S. Federal Reserve noon buying rate.

Except for the period from September through December 1982, during a liquidity crisis, the Mexican Central Bank (Banco de México) has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations.  Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations or to import goods could be purchased in the open market without substantial additional cost.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores), and, as a result, will likely affect the market price of the ADSs.  Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in pesos.

On December 31, 2012, the U.S. Federal Reserve noon buying rate was Ps. 12.96 per U.S.$ 1.00.  On April 18, 2013, the U.S. Federal Reserve noon buying rate was Ps. 12.27 per U.S.$ 1.00.

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

Our aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries.  In 2010, 2011 and 2012, approximately 64.2%, 67.0% and 67.8%, respectively, of our total revenues, and approximately 77.1%, 76.1% and 75.6%, respectively, of the sum of our aeronautical and non-aeronautical revenues were earned from regulated services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  We generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

Many of the laws, regulations and instruments that regulate our business were adopted or became effective in 1999, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations.  In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law and its regulations or other applicable laws, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges.  We cannot assure you that we will not encounter difficulties in complying with these laws, regulations and instruments.

Moreover, when determining our maximum rates for the next five-year period (from 2016 to 2020), the Ministry of Communications and Transportation may be solicited by different entities (for example, the Mexican Federal Competition Commission (Comisión Federal de Competencia, or the “Competition Commission”) and the carriers operating at our airports) to modify our maximum rates, thus reducing our profitability.  Therefore, there can be no assurance that the laws and regulations governing our business, including the rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our business, results of operations, prospects and financial condition.

Our business is dependent upon international regulations that affect Mexican airlines.

The Federal Aviation Administration (“FAA”) evaluates the legal framework for civil aviation and issues related to the monitoring, staff training and inspection processes related to regulations issued by the International Civil Aviation Organization, an agency of the United Nations Organization (“ICAO”).

On July 30, 2010, the FAA downgraded Mexico’s aviation safety rating from Category 1 to Category 2, as a result of the FAA’s visit to the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil) between January and July 2010.  The reason for the downgrade was not having enough flight inspectors and administrative and organizational elements in the Mexican Bureau of Civil Aviation.

The consequences of the downgrade from Category 1 to Category 2 were:  the suspension of the right to operate code-shared flights, the restriction of Mexican airlines’ ability to increase the frequency of, or add new routes to, the United States, and that the international routes of Mexicana de Aviación may not be flown by any Mexican carrier throughout the duration of the Category 2 rating.

Mexico regained its Category 1 safety rating on December 1, 2010; however, we cannot be sure that Mexico will not be downgraded in the future, and we cannot be certain of how long this Category 1 rating will be maintained.

The regulations pursuant to which the maximum rates applicable to our aeronautical revenues are established do not guarantee that our consolidated results of operations, or the results of operations of any airport, will be profitable, or that we will realize our expected return on investment.

The regulations applicable to our aeronautical activities establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation.  In December 2010, the Ministry of Communications and Transportation determined, based on the terms of our concessions, the maximum rates for our airports from January 1, 2011 through December 31, 2015.  Under the terms of our concessions, there is no guarantee that the results of operations of any airport will be profitable.  We may not realize our expected return on investment from capital investments under the master development programs.

Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican producer price index, excluding fuel).  Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances including, among others, required capital investments not foreseen in the master development programs, decreases in capital investments attributable to Mexican economy-related passenger traffic decreases or modifications of the concession tax payable by us, our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain limited events specified in our concessions have occurred.  Therefore, there can be no assurance that any such request would be granted.  If a request to increase an airport’s maximum rates is not granted, and we are impacted by the circumstances that led to the request, our results of operations and financial condition could be adversely affected, and the value of Series B shares and ADSs could decline.  For a discussion of the framework for establishing our maximum rates and the application of our rates, see “Item 4.  Information on the Company—Regulatory Framework—Revenue Regulation.”

If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year.  For example, in 2012, our revenues subject to maximum rate regulation represented approximately 99.2% of the amounts we were entitled to earn under the maximum rates for all of our airports.  There can be no assurance that we will be able to establish prices in the future that allow us to collect substantially all of the revenues we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months for inflation (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding fuel)).  However, we generally collect passenger charges from airlines 30 to 60 days following the date of each flight.  The tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the subsequent termination of one or more of our concessions.  The peso has historically experienced significant volatility.  From December 31, 2009, to December 30, 2010, the peso appreciated by approximately 5.2%, from Ps. 13.06 per U.S.$ 1.00 on December 31, 2009, to Ps. 12.38 per U.S. 1.00 on December 30, 2010.  From December 30, 2010, to December 30, 2011, the peso depreciated by approximately 12.7%, from Ps. 12.38 per U.S.$ 1.00 on December 30, 2010, to Ps. 13.95 per U.S.$ 1.00 on December 30, 2011.  From December 30, 2011 to December 31, 2012, the peso appreciated by approximately 7.1%, from Ps. 13.95 per U.S.$ 1.00 on December 30, 2011, to Ps. 12.96 per U.S.$ 1.00 on December 31, 2012.  On April 18, 2013, the exchange rate was Ps. 12.27 per U.S.$ 1.00.

The Mexican government may terminate or reacquire our concessions under various circumstances, some of which are beyond our control.

Our concessions are our principal assets, and we would be unable to continue operations without them.  A concession may be revoked by the Mexican government for certain prescribed reasons, including the failure to comply with our master development programs, a temporary or permanent halt in our operations, actions affecting the operations of other concession holders in Mexico, the failure to pay damages resulting from our operations, the failure to keep our rates from exceeding our maximum rates or the failure to comply with any other material term of our concessions.  Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in revocation of a concession only if sanctions have been imposed for violations of the relevant term at least three times.  Violations of other terms of a concession can result in the immediate termination of the concession.  Our concessions may also be terminated upon our bankruptcy or insolvency.  Violations of the Mexican Airport Law or its regulations could result in similar sanctions.  In the event that any one of our concessions is terminated, our other concessions may also be terminated.  For a discussion of events that may lead to a termination of a concession, see “Item 4.  Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

Risks Related to Our Operations

Our business could be adversely affected by a downturn in the global economy, particularly with regard to the U.S. economy.

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

During the second half of 2011, economic growth decreased due to persistent weaknesses such as the jobs crisis in the United States, the sovereign-debt crises in the Eurozone, which worsened during this period, fiscal problems and the declining prospects for economic growth, especially in developed economies.  These weaknesses continued during 2012, despite moderate economic recovery in the Eurozone.  In the event of a recession, developing countries, which had largely rebounded from the economic and financial crisis in 2009, would be impacted through trade and financial channels.  According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), in 2012, exports from Mexico to the United States represented approximately 77.6% of Mexican exports, 58.5% of foreign direct investment in Mexico originated in the United States, and private remittances received from the United States were approximately U.S.$ 13.6 billion, according to the U.S. Bureau of Economic Analysis.

As the demand for aeronautical services in Mexico is substantially dependent on the performance of the Mexican economy, which is in turn highly dependent on the performance of the U.S. economy, a further downturn in the U.S economy could cause a material adverse effect on our business, results of operations, prospects and financial condition.  More generally, further downturns in the global economy would also adversely affect our business, results of operations, prospects and financial condition.  See also “—Risks Related to Mexico—Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico will adversely affect our business and results of operations.”

Our revenues are highly dependent on levels of air traffic, which depend on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports.  These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services.  Passenger and cargo traffic volumes and air traffic movements depend on many factors beyond our control, including an economic downturn in Mexico, the United States and the world, the political situation in Mexico and elsewhere in the world, the attractiveness of our airports relative to that of other competing airports, fluctuations in fuel prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry.  Any decreases in passenger and cargo traffic volumes and the number of air traffic movements to or from our airports as a result of these factors could adversely affect our business, results of operations, prospects and financial condition.

Terrorist attacks have had a severe impact on the international air travel industry, have adversely affected our business and may continue to do so in the future.

As with all airport operators, we are subject to the threat of terrorist attacks.  The terrorist attacks on the United States on September 11, 2001, had a severe adverse impact on the air travel industry, particularly on U.S. carriers and on carriers operating international service to and from the United States.  Airline traffic in the United States fell precipitously after the attacks.  Our terminal passenger volumes declined 5.8% in 2002 as compared to 2001.  Any future terrorist attacks involving one of our airports, whether or not involving aircraft, will likely adversely affect our business, results of operations, prospects and financial condition.  Among other consequences, airport operations would be disrupted or suspended during the time necessary to conduct rescue operations, investigate the incident and repair or rebuild damaged or destroyed facilities, and our future insurance premiums would likely increase.  In addition, our insurance policies do not cover all losses and liabilities resulting from terrorism.  Any future terrorist attacks, whether or not involving aircraft, will likely adversely affect our business, results of operations, prospects and financial condition.

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

Historically, a substantial majority of our revenues have been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2010, 2011 and 2012, passenger charges represented 50.1%, 54.4% and 55.8%, respectively, of our total revenues and 60.1%, 61.7% and 62.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues.  Events such as the conflicts in the Middle East and public health crisis such as the Severe Acute Respiratory Syndrome, or SARS, crisis and the Influenza A(H1N1) crisis have negatively affected in the past the frequency and pattern of air travel worldwide.

On April 30, 2009, President Felipe Calderón Hinojosa issued a presidential decree instructing Mexicans to remain in their homes for a period of five days to reduce the spread of the Influenza A(H1N1) virus.  The president also requested that travel should continue to operate subject to special passenger measures, including the use of thermographic cameras to prevent the spread of the A(H1N1) virus.  As a consequence of the presidential decree and public concerns, many people chose to cancel or delay scheduled travel, producing a reduction in passenger traffic and operations during the second quarter of 2009.  Although the World Health Organization recommended that borders remain open and international travel remain unrestricted, these factors affecting passenger traffic continued without change.

Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, further outbreaks of health epidemics such as SARS, Influenza A(H1N1) or other international events of general concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

High incidences of crime in Mexico, including extortion and drug trafficking in particular, could adversely affect our business.

Higher incidences of crime throughout Mexico, including extortion and drug trafficking in particular, could have an adverse effect on our business, results of operations, prospects and financial condition, as it may decrease the international passenger traffic directed to Mexico from abroad.  The travel warning issued by the U.S. Department of State (Bureau of Consular Affairs) on November 20, 2012 (the “Travel Warning”) urges U.S. citizens to defer non-essential travel to the states of Nuevo León (except the metropolitan area of Monterrey), Tamaulipas, Sonora, Chihuahua, Coahuila, Sinaloa (except the city of Mazatlán), Durango, Zacatecas (except the city of Zacatecas), San Luis Potosí (except the city of San Luis Potosí), Aguascalientes, Guerrero (except the cities of Acapulco, Zihuatanejo and Ixtapa), Michoacán, Nayarit, Colima and Jalisco and to be aware of safety and security when visiting these cities and other regions, such as the metropolitan area of Monterrey, the cities of Mazatlán, Zacatecas, Acapulco, Zihuatanejo and Ixtapa and the states of Baja California, Morelos and Veracruz.  The Travel Warning highlights the special concern regarding the situation in Ciudad Juárez, Chihuahua and surrounding areas and notes that in Monterrey, the level of violence and insecurity has remained high.

Increases in international fuel prices could adversely affect our business and results from operations.

While there was a decline in 2012, international fuel prices, which represent a significant cost for airlines using our airports, have increased in recent years.  Increases in previous years in airlines’ costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and in some cases even contributed to filings for bankruptcy by some airlines (such as Alma and Aladia).  For other airlines, such as Avolar and Aerocalifornia, such increased costs may have contributed to the denial of extensions of their concessions by the Mexican regulatory authorities for failure to satisfy security, service, coverage and quality requirements.

Our revenues and profitability may be adversely affected if we fail in our business strategy.

Our ability to increase revenues and profitability will depend in part on our business strategy, which consists of increasing passenger and cargo traffic at our airports and increasing revenues from commercial activities and diversification activities.

Our ability to increase commercial revenues is, among other factors, significantly dependent upon increasing passenger traffic at our airports and the profitability of other non-aeronautical commercial businesses, such as our Terminal 2 NH Hotel and the commercial project referred to below at Mexico City International Airport.  We cannot assure you that we will be successful in implementing our strategy of increasing our passenger and cargo traffic or revenues from other non-aeronautical commercial activities.  The passenger traffic volume in our airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve.  Accordingly, there can be no assurance that the passenger traffic volume in our airports will increase.

We could be exposed to additional risks if we pursue business opportunities in other countries.

From time to time, we may consider strategic participation in airport assets located in other countries.  We may evaluate international expansion opportunities through capital investment in other concessions.  Expansion into a market outside of Mexico could require significant capital expenditures and have a material effect on our capital structure.  If we pursue an international expansion opportunity, we could face internal or external risks, including, without limitation:  (i) a lack of market experience in the relevant country, (ii) foreign exchange and economic volatility, (iii) the dedication of significant management resources to executing the international operation and (iv) exposure to risks inherent to doing business in the relevant country.  Our inability to successfully manage the risks and uncertainties related to such business opportunities could have a material adverse effect on our business, results of operations, prospects and financial condition.

We may not fully recover our investment for the acquisition of the Terminal 2 NH Hotel.

In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease with Mexico City International Airport that expires in 2027.  A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%.  The Terminal 2 NH Hotel opened in August 2009.  The net amount of our investment in the Terminal 2 NH Hotel as of December 31, 2012, was Ps. 301,598 thousand.

Part of the value of our investment in Terminal 2 of Mexico City International Airport reflects the airport’s status as the only one in the proximity of Mexico City.  If a new airport were to be built near Mexico City, Mexico City International Airport could be closed and we would therefore have no assurance as to our ability to continue operating the hotel and the commercial space or our ability to recover our investment.  In addition, under certain circumstances, the operating lease agreement with Mexico City International Airport can be terminated by Mexico City International Airport with partial or no compensation to us.  Should a new Mexico City airport be constructed or should Mexico City International Airport terminate our operating lease agreement, there could be no assurances as to our ability to fully recover our investment in the Terminal 2 NH Hotel.

As a new business endeavor, the Terminal 2 NH Hotel faces the challenge of maintaining enough market participation as it continues with its operations.  We cannot assure you that the occupancy rate of the hotel will be sufficient to recover our investment.  As of December 31, 2012, total revenues amounted to Ps. 158,477 thousand, as compared to Ps. 142,098 thousand in 2011, annual average occupancy decreased to 79.3% from 82.8% in 2011, due principally to the relocation of United’s (formerly Continental) operations to Terminal 1 of Mexico City International Airport and the annual average rate per room was Ps. 1,477.9.  We cannot assure you that the occupancy rate of the hotel will increase or that it will not continue to decrease.

Competition from other tourist destinations could adversely affect our business.

The principal factor affecting our results of operations and business is the number of passengers using our airports.  The number of passengers using our airports (particularly the Acapulco, Mazatlán and Zihuatanejo airports) may vary as a result of factors beyond our control, including the level of tourism in Mexico.  In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Cancún, Puerto Vallarta and Los Cabos, or elsewhere, such as Florida, Puerto Rico, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America.  The attractiveness of the destinations we serve is also likely to be affected by perceptions of travelers as to the safety and political and social stability of Mexico.  Furthermore, the recent global economic crisis has affected our international passenger traffic, with particular reference to our tourist destinations airports.  There can be no assurance that tourism levels, and therefore the number of passengers using our airports, in the future will match or exceed current levels, which could have a direct and indirect impact on our aeronautical and non-aeronautical revenues.

Our business is highly dependent upon revenues from six of our airports and could be adversely impacted by any condition affecting those airports.

In 2012, approximately 73.6% of the sum of our aeronautical and non-aeronautical revenues, were generated from six of our 13 airports.  The Monterrey airport generated the most significant portion of our revenues.  The following table lists the percentage of total revenues generated at our airports, including the percentage of total revenues generated by our hotel services:

Airport	For Year Ended December 31, 2012
Monterrey	45.5%
Culiacán	7.8%
Chihuahua	5.9%
Mazatlán	5.6%
Ciudad Juárez	4.6%
Acapulco	4.2%
Seven other airports, Terminal 2 NH Hotel, Servicios Complementarios del Centro Norte and OMA Logística	26.4%
Total	100.0%

As a result of the substantial contribution to our revenues from these six airports, any event or condition affecting these principal airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

If any conflicts with our employees were to arise, including with our unionized employees (which accounted for 56.3% of our total employees as of December 31, 2012), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

Our operations may be affected by union activities.

Our unionized employees (which accounted for 56.3% of our total employees as of December 31, 2012) are represented by a national union of airport workers that operates throughout Mexico.  To the extent that any unionized airport workers throughout the country successfully negotiate different employment terms than those we offer at our airports, our operations could be adversely affected by union activities, including organized strikes or other work stoppages.  In addition, we could be required to increase our labor expenses to match the terms agreed by the union with other Mexican airport operators.

Our operations depend on certain key airline customers, and the loss or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.

Of the total aeronautical revenues generated at our airports in 2012, Aeroméxico and its affiliates represented 31.2%, VivaAerobus represented 17.8%, and Interjet represented 15.8%.  In recent years, discount carriers, charter carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2012, passengers traveling on discount, charter and low-cost carriers, such as VivaAerobus, Interjet and Volaris, accounted for approximately 50.0% of our commercial aviation passenger traffic.

AMR Corporation, the parent company of American Airlines and American Eagle, generated 3.4% of the sum of our aeronautical and non-aeronautical revenues from January 1, 2012, to December 31, 2012, of which American Airlines accounted for 3.2% and American Eagle accounted for 0.2%.  As a percentage of our total passenger traffic, AMR Corporation generated 3.1%, of which American Airlines accounted for 2.1% and American Eagle accounted for 1.0% during the same period.

On November 29, 2011, AMR Corporation announced that AMR Corporation and certain of its U.S.-based subsidiaries filed voluntary petitions for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of New York.  The same day, the U.S. Bankruptcy Court for the Southern District of New York granted approval of a series of motions to help facilitate American Airlines and American Eagle’s continued normal business operations throughout the reorganization process.  AMR Corporation was granted the exclusive right to propose its own plan of reorganization.  On February 14, 2013, AMR Corporation and US Airways announced that they had signed an agreement to merge.  See also “Item 5.  Operating and Financial Review and Prospects—Recent Developments—Merger Between AMR Corporation and US Airways.”

Grupo Mexicana, which comprises Mexicana de Aviación, ClickMexicana and MexicanaLink, operated 24 routes at 12 of our 13 airports in July 2010, prior to the bankruptcy filing of Mexicana de Aviación.  On August 3, 2010, Mexicana de Aviación announced that it filed for bankruptcy protection (concurso mercantil) before the 11th Federal District Court in Mexico City and that it also sought bankruptcy protection in the United States.  On August 27, 2010, Grupo Mexicana announced the indefinite suspension of operations of Mexicana de Aviación, ClickMexicana and MexicanaLink.  During the first six months of 2010, Grupo Mexicana generated 16.6% of our total passenger traffic, of which 7.6% was accounted for solely by Mexicana de Aviación.  Grupo Mexicana generated 17.3% of our domestic passenger traffic, including 7.2% from Mexicana de Aviación.  In terms of international traffic, Grupo Mexicana generated 13.1% of our traffic, of which Mexicana de Aviación accounted for 9.3%.  Grupo Mexicana generated 12.2% of our revenues during the first six months of 2010, of which Mexicana de Aviación accounted for 5.9%.

As of April 18, 2013, the total amount owed to us by Grupo Mexicana amounted to approximately Ps. 145,881 thousand.  As of December 31, 2012, we had recognized and recorded a corresponding provision of Ps. 145,881 thousand under costs of services.  We have not charged any further amount or generated any interest on the amount owed ever since.  In subsequent bankruptcy proceedings, Mexican courts have ordered the separation of a total of approximately Ps. 132,628 thousand in passenger charges in our favor from the bankruptcy proceedings of Mexicana de Aviación, ClickMexicana and MexicanaLink and ordered the airlines to pay us or to declare it legally impossible to execute the payment.  To date, we have not received any portion of the amount due to us.  There can be no assurance that these amounts will be recovered from Grupo Mexicana, representing a cash flow risk.

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

In recent years, many airlines have reported substantial losses.  In all cases, our revenues from passenger charges and other aeronautical services are secured by a performance bond or other types of guarantees; however, guarantees may not fully cover the amount owed by an airline at a certain date, such as the case of the amount owed to us by Grupo Mexicana.  In the event of the insolvency of any of these airlines, we would not be certain of the collection of any amounts invoiced to that airline in respect of passenger charges.

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

Subsequently, we entered into an agreement with the Mexican National Air Transportation Board (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation pursuant to which we settled the existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Under the agreement, the National Air Transportation Board agreed to cause our principal airline customers to enter into (i) contracts governing charges for certain aeronautical services and (ii) lease contracts for property used by the airlines.  Although our agreement with the National Air Transportation Board expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until December 31, 2008, at which time we entered into a new agreement with the National Air Transportation Board that offered incentives, including discounts, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports.  Subsequently, we entered into a new agreement covering the period from August 1, 2009, to December 31, 2011.  In 2012, we did not sign a new agreement with, and we did not offer any incentive through, the National Air Transportation Board.  In January 2013, we signed a new agreement with the National Air Transportation Board covering the period from January 1, 2013 through December 31, 2015.  Historically, amounts paid under these agreements have not been material, and we do not expect the current agreement or any similar future agreements with the National Air Transportation Board to have a material effect on our results of operations.

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

Various municipalities have asserted administrative law proceedings against us for the payment of property taxes with respect to the real estate on which we operate our airports in those cities.  We have appealed all the administrative law proceedings against us and, while some have been dismissed by the relevant administrative authority, some are still pending.

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

On December 18, 2012, a proposed amendment to Article 115 of the Constitution to eliminate airport concessions’ exemption from the payment of property taxes was filed before the House of Deputies (Cámara de Diputados).  The initiative was sent to the Constitutional Commission (Comisión de Puntos Constitucionales) of the House of Deputies for review.  As of April 18, 2013, no further legislative action had been taken with regard to this proposed amendment.  If adopted, this amendment could have a material impact on our business, results of operations, prospects and financial condition.

Recent reforms to the Mexican Constitutional Protection Law (Ley de Amparo) may cause a material adverse effect on our results of operations.

On April 2, 2013, amendments to the Mexican Constitutional Protection Law were published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación).  These amendments include, among others, new criteria for suspending acts by government authorities relating to concessions granted by the government.  Pursuant to this amendment, such a suspension will not be applied when it would “impede the government’s ability to benefit from goods in the public domain.”  It is possible that a judge would consider that our airports are government concessions intended for public use.  Therefore, if we are unable to obtain a suspension of a government act that we believe to be unconstitutional, our business, results of operations, prospects and financial condition could be adversely affected.

Recent reforms to the Mexican Federal Labor Law (Ley Federal del Trabajo) may cause a material adverse effect on our results of operations.

Amendments to several articles of the Mexican Federal Labor Law became effective on November 30, 2012.  The Mexican Federal Labor Law had not been substantially modified since it was enacted in 1970.  The principal changes resulting from the amendments include:  (i) the creation of new models of employment (seasonal employment and employment following training); (ii) increased flexibility for termination of employment; (iii) a requirement that the monthly total of salaries paid on an hourly basis be no less than the minimum mandatory monthly wage in effect; (iv) the application of regulations under the Mexican Federal Labor Law to personnel employed by services companies; (v) an increase in labor inspectors’ power to review employers; (vi) the addition of sexual harassment and other abuses as justified causes for termination of employment; and (vii) a new profit-sharing scheme for employees. Our business, results of operations, prospects and financial condition may be materially and adversely impacted as a result of increases in labor costs or modified labor conditions derived from the interpretation of the Mexican courts of the recent amendments to the Mexican Federal Labor Law.

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

In accordance with applicable labor laws, anyone hiring the services of subcontractors that have failed to do so, jointly liable for the payment of social security obligations, as well as any applicable penalties.  Therefore, if subcontractors providing services at our airports do not have their employees registered at the Mexican Social Security Institute (Instituto Mexicano del Seguro Social), we could be held jointly liable for the payment of social security obligations that such contractors may have, as well as any applicable penalties.

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

Certain guidelines established by the ICAO require the maintenance of a perimeter surrounding the land used for airport operations.  At several of our airports, we do not control portions of the land within the required perimeters.  If portions of such land adjacent to certain of our airports are developed by third parties in a manner that encroaches on the required perimeters, our ability to comply with applicable guidelines of the ICAO or to expand our airport operations could be adversely affected.  Also, the growth of certain cities in the proximity of our airports could limit our ability to expand our airports.

Within our plans for future expansion of the Monterrey airport, in February and June 2007, March and May 2008, July and December 2009 and February, July and December 2010, we completed acquisitions of land surrounding the airport with an aggregate area of 777 hectares (3 square miles) for an aggregate price of Ps. 1,559,381 thousand (U.S.$ 121.3 million).  We received authorization from the Mexican Bureau of Civil Aviation to reallocate Ps. 386,538 thousand (amount expressed in nominal 2009 pesos) of our investment in this land to investments included in the 2011–2015 master development program for the Monterrey airport.  We cannot assure you that the remaining amount of the investments will be recognized by the Ministry of Communication and Transportation in the future.

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

On April 13, 2010, an accident involving an Airbus A-300 cargo plane belonging to Aerotransportes de Carga Unión occurred at the Monterrey airport due to weather conditions.  On November 24, 2010, an accident involving a Mexican Air Force plane occurred at the Monterrey airport due to internal mechanical failures that resulted in several injuries.  Claims relating to these accidents have not been asserted against us.  These incidents led to increased security measures relating to hazardous materials and the development of an assistance plan for victims.

We are dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity risks.

We rely on a variety of information technology to manage our operations.  The proper functioning of these systems is critical to the efficient operation and management of our business.  In addition, these systems may require modifications or upgrades as a result of technological changes or growth in our business.  These changes may be costly and disruptive to our operations, and could impose substantial demands on management time.  Our systems may be vulnerable to damage or disruption caused by circumstances beyond our control, such as catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, physical or electronic break-ins, unauthorized access and cyber-attacks.  Currently, our information systems are protected with backup systems, including physical and software safeguards located outside of our offices for protection purposes, and a cold site on certain systems to recover information technology operations; furthermore, we undertake other steps to secure our systems and electronic information from exogenous events.  These safety components reduce the risk of disruptions, failures or security breaches of our information technology infrastructure and are reviewed periodically by external advisors.  The measures that we take to secure our systems and electronic information may not be adequate.  Any such disruption, failure or security breach of our information technology infrastructure, including our back-up systems, could have a negative impact on our operations.

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

Mexico’s environmental legislation could limit the growth of some of our airports.

There are areas protected by Mexican environmental laws within the grounds of the Acapulco and Zihuatanejo airports, and there are restrictions on any construction or development of any infrastructure within these areas.  According to the Mexican Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) norm NOM-059-2001, mangroves are protected species, and it is a criminal offense to remove such species.

For new buildings, extensions and/or modifications at airports that include a total or partial removal of forest vegetation for non-forest activities, it is necessary to obtain approval for a change in the use of the forest area, as provided by the Sustainable Forestry Development Act (Ley General de Desarrollo Forestal Sustentable).

The National Water Commission (Comisión Nacional del Agua) has the authority to restrict water use in some of our airports due to water shortage in the north of Mexico.  Airports such as Monterrey and Ciudad Juárez are affected by these regulations that could limit future growth of infrastructure and operations at those airports.

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

Under the Mexican Airport Law, we are currently responsible for inspecting passengers and their carry-on luggage before they board any aircraft.  Under Mexican law, we may be liable to third parties for personal injury or property damage resulting from the performance of such inspection.  In addition, we may be required to adopt additional security measures in the future or undertake capital expenditures if security measures for carry-on luggage are required to be enhanced, which could increase our liability or adversely affect our operating results.

We may be subject to potential liability for screening checked baggage.

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports to facilitate compliance with the new baggage-screening guidelines.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening system since March 1, 2012.  The airlines that do not utilize our services continue to screen baggage by hand in order to comply with the baggage-screening guidelines.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration (“TSA”)) is responsible for screening checked baggage.  On November 23, 2012, the Mexican Bureau of Civil Aviation published mandatory circular CO SA-17.2/10 R1 that requires that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process.

We are exposed to risks related to handling cargo.

The air cargo system is a complex, multi-faceted network that handles a vast amount of freight, packages and mail carried aboard passenger and all-cargo aircraft.  The air cargo system is vulnerable to several security threats, including:  potential plots to place explosives aboard aircraft; illegal shipments of hazardous materials; criminal activities, such as smuggling and theft; and potential hijackings and sabotage by persons with access to aircraft.  Several procedural and technology initiatives to enhance air cargo security and deter terrorist and criminal threats have been put in place, such as an x-ray machine certified by the TSA in the OMA Carga area at the Monterrey airport, or are under consideration.

We may be subject to risks related to the integrity of our facilities or the reduction of our cargo traffic volume.  The occurrence of such events could adversely affect our business, results of operations, prospects and financial condition.

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

Risks Related to Our Shareholders

Aeroinvest, S.A. de C.V. (Aeroinvest), and Servicios de Tecnología Aeroportuaria, S.A. de C.V. (SETA), control our management, and their interests may differ from those of other shareholders.

Aeroinvest is the beneficial owner of 54.4% of our total capital stock.  Aeroinvest directly owns Series B shares representing 41.9% of our total capital stock and Series A shares of SETA representing 74.5% of its capital stock.  SETA in turn owns Series BB shares and Series B shares that collectively represent 16.7% of our capital stock.  Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to our Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, our chief operating officer and our commercial director, and to elect three members of our Board of Directors.  SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders.  If at any time before June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but its other special rights would be unaffected).  If at any time after June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, whether before or after June 14, 2015, all of its special rights will remain in place.  Pursuant to our bylaws, the technical assistance agreement entered into with SETA providing for management and consulting services (the “Technical Assistance Agreement”), a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including SETA) (the “Participation Agreement”) and a trust with Bancomext into which SETA has placed its shares (the “Bancomext Trust”), SETA was required to retain at least 51% of its Series BB shares until June 14, 2007, after which it became entitled to transfer up to one eighth of such 51% during each year thereafter.  To date, SETA has not executed its right to transfer its Series BB shares.  The rights and obligations of SETA in our management are explained in “Item 7.  Major Shareholders and Related-Party Transactions—Major Shareholders.”

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

SETA’s continuing veto rights as holder of at least 7.65% of our capital stock in the form of Series BB shares and its right to nominate, appoint and remove certain directors and officers as holder of Series BB shares until June 14, 2015, will continue for so long as it owns at least one Series BB share and the Technical Assistance Agreement remains in effect, could adversely impact our operations and constitute an obstacle for us to bring in a new strategic shareholder and/or operator.  Through the right to nominate, appoint and remove certain members of our senior management, SETA directs the actions of our management in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses.

In addition to these special rights of SETA, Aeroinvest is entitled under Mexican law to elect one director to our board for each 10% of our capital stock that it owns.  Thus, Aeroinvest’s ownership of at least 41.9% of our capital stock entitles it to elect four members of our Board of Directors.  SETA and Aeroinvest are each subsidiaries of Empresas ICA, S.A.B. de C.V. (“Empresas ICA”).

The interests of SETA and Aeroinvest may differ from those of our other shareholders and can be contrary to the preferences and expectations of our other shareholders.  We can offer no assurance that SETA and Aeroinvest and the officers nominated or appointed by them would exercise their rights in ways that favor the interests of our other shareholders.

If SETA, one of our principal shareholders, should sell or otherwise transfer all or a portion of our Series BB shares that it holds our operations could be adversely affected.

SETA currently exercises a substantial influence over our management, as described above.  Our bylaws and certain of the agreements executed in connection with the privatization process provided that SETA was required to retain at least 51% of its Series BB shares until June 14, 2007, after which it became entitled to transfer up to one eighth of such 51% during each year thereafter.  SETA, as holder of the Series BB shares, is entitled to present to the Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently includes our chief financial officer, our chief operating officer and our commercial director, and to elect three of our board members.  Elimination of these rights from our bylaws would require the consent of SETA for so long as it owns Series BB shares representing at least 7.65% of our capital stock.  Should SETA fall below this threshold, our management could change significantly, and our operations could be adversely affected as a result.  In the event of termination of the Technical Assistance Agreement, SETA would cease to have the special rights of the Series BB shares, which may adversely affect and disrupt our operations.

Risks Related to Mexico

Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico will adversely affect our business and results of operations.

In 2010, 2011 and 2012, domestic terminal passengers have represented approximately 83.4%, 84.8% and 85.5%, respectively, of the passenger traffic volume in our airports.  In addition, all of our assets are located, and all of our operations are conducted, in Mexico.  Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in Mexico.  As a result, our business, financial condition and results of operations could be adversely affected by any deterioration of the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico or by other negative political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange-rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy.  In 2001, Mexico’s GDP decreased by 0.2%, and inflation reached 4.4%.  In 2002, GDP increased by 0.8%, and inflation reached 5.7%.  In 2003, GDP increased by 1.4%, and inflation was 4.0%.  In 2004, GDP increased by 4.2%, and inflation increased to 5.2%.  In 2005, GDP increased by approximately 2.8%, and inflation decreased to 3.3%.  In 2006, GDP increased by approximately 4.8%, and inflation reached 4.1%.  In 2007, GDP increased by approximately 1.8%, and inflation declined to 3.8%.  In 2008, GDP increased by approximately 1.5%, and inflation increased to 6.5%.  In 2009, GDP decreased by 6.1%, and inflation was 3.6%.  In 2010, GDP increased by 5.5%, and inflation was 4.4%.  In 2011, GDP increased by 3.9%, and inflation was 3.8%.  In 2012, GDP increased by 3.9%, and inflation was 3.6%.

During 2012, real and nominal interest rates in Mexico increased by 1.6% compared to 2011.  The annualized interest rates on 28-day short-term Mexican treasury bills, or Cetes (Certificados de la Tesorería de la Federación), averaged approximately 7.7%, 5.4%, 4.4%, 4.2% and 4.2% for 2008, 2009, 2010, 2011 and 2012, respectively.  To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

The Mexican economy underwent an economic crisis that began in 2008 and continued in 2009 as a result of the impact of the global financial crisis, which affected many emerging economies.  The Mexican economy’s link with the U.S. economy remains very important, and therefore, any downside to the economic outlook of the U.S. may hinder any recovery in Mexico.  This crisis adversely impacted our business.

In Mexico, the economic and financial crisis adversely affected domestic air traffic in 2009, which decreased substantially as compared to 2008, which itself had been adversely affected by the exit from the market of Aviacsa during that year and significant reductions in capacity by several other carriers.  Furthermore, due to the suspension of operations by Aerocalifornia in July 2008 and the exit from the market of Aladia, Alma, and Avolar in the fourth quarter of 2008, our airports lost terminal passenger traffic, with the main decreases being at the Ciudad Juárez (30.1%), Acapulco (22.9%), Monterrey (21.0%), San Luis Potosí (20.9%) and Tampico (19.2%) airports (in each case, 2009 as compared to 2008).  Generally all of our airports were affected during 2009 by the reductions in volume of passengers, the A(H1N1) virus and the exit from the market of five airlines in less than a year.  Even though GDP increased by 5.5% in 2010, Mexicana de Aviación, ClickMexicana and MexicanaLink (Grupo Mexicana) ceased operations during the third quarter of 2010.  In July 2010, prior to their suspension, the three airlines operated 24 routes at our airports, six of which were not operated by other airlines (Culiacán-Mexicali, Monterrey-Chicago, Monterrey-New York, Monterrey-Puebla, Zacatecas-Chicago and Zacatecas-Oakland).  These suspensions adversely impacted the recovery of air traffic volumes in all of our airports.

Since the beginning of 2011, Grupo Aeroméxico, Interjet, VivaAerobus and Volaris have gradually increased the number of operations to recover the domestic market left by Grupo Mexicana and started flying with higher-capacity equipment.  As for the international market left by Grupo Mexicana, only the Monterrey-New York and Zacatecas-Oakland routes have not been taken over by any other airline.

Moreover, if inflation or interest rates increase significantly or if the Mexican economy is otherwise further adversely impacted, our business, financial condition, prospects and results of operations could be materially and adversely affected because, among other things, demand for transportation services may decrease.  We cannot assure that similar events may not occur, or that any recurrence of these or similar events will not adversely affect our business, results of operations, prospects and financial condition.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, our operations.

Multiparty rule is still relatively new in Mexico, and new legislative initiatives could result in economic or political conditions that could materially and adversely affect our business.

Depreciation of the peso relative to the U.S. dollar could adversely affect our results of operations and our financial condition.

Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume.  Between January 4, 2010, and December 30, 2011, the peso fluctuated from Ps. 12.91 per U.S.$ 1.00 to Ps. 13.95 per U.S.$ 1.00, reaching Ps. 14.25 per U.S.$ 1.00 on November 25, 2011.  From September 30, 2010, to March 31, 2011, the peso appreciated by approximately 5.4%, from Ps. 12.60 per U.S.$ 1.00 to Ps. 11.92 per U.S.$ 1.00.  Between March 31, 2011, and September 30, 2011, the peso fluctuated between Ps. 11.92 and Ps. 13.77 per U.S.$ 1.00.  From September 30, 2011, to March 30, 2012, the peso depreciated by approximately 7.0% from Ps. 13.77 per U.S.$ 1.00 to Ps. 12.81 per U.S.$ 1.00.  Between March 30, 2012 and September 28, 2012, the peso fluctuated between Ps. 12.81 and Ps. 12.86 per U.S.$ 1.00.  It began to appreciate, reaching Ps. 12.27 per U.S.$ 1.00 on April 18, 2013.

A depreciation of the peso affects our business in the following ways:  (i) international passengers and international flights pay tariffs denominated in U.S. dollars, while these tariffs are generally collected in Mexican pesos up to 60 days following the date of each flight, thus any depreciation of the Mexican peso has a positive impact on our results from operations, which are denominated in Mexican pesos; and (ii) as of December 31, 2012, we had U.S.$ 23.3 million of liabilities denominated in U.S. dollars, causing foreign-exchange profits.  Any appreciation of the peso may in turn cause foreign-exchange losses.

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

The Mexican government has in recent years implemented changes to the tax laws applicable to Mexican companies, including us.  The terms of our concessions do not exempt us from any changes to the Mexican tax laws.  Should the Mexican government implement changes to the tax laws that result in our having significantly higher tax income or Business Flat Tax (Impuesto Empresarial a Tasa Única), we will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations.  For example the issuance of the Business Flat Tax, which was published on October 1, 2007, adversely impacted our results of operations in 2007, 2008, 2009, 2010, 2011 and 2012.  See “Item 5.  Operating and Financial Review and Prospects—Taxation.”  In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our business, results of operations, prospects and financial condition.

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

Minority shareholders may be less able to enforce their rights against us, our directors or our controlling shareholders in Mexico.

Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States.  For example, because provisions concerning fiduciary duties of directors have only recently been incorporated into the Mexican Securities Law, it may be difficult for minority shareholders to bring an action against directors for breach of these duties and achieve the same results as in most jurisdictions in the United States.  Procedures for class-action lawsuits were incorporated into Mexican law and became effective in March 2012.  However, these rules and procedures are different and more limited than those in place in the United States.  Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors or our controlling shareholders.

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

Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in the Company.  Rights to purchase shares in these circumstances are known as preemptive rights.  We may not legally be permitted to allow holders of ADSs in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission (“SEC”), with respect to that future issuance of shares, or the offering qualifies for an exemption from the registration requirements of the Securities Act of 1933, as amended.

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

Under Mexican law, a shareholder is required to deposit its shares with the Secretary of the Company, S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), a Mexican or foreign credit institution or a brokerage house in order to attend a shareholders’ meeting.  A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings.  A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with the procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements.  We may from time to time make forward-looking statements in our annual and periodic reports to the SEC on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others.  Examples of such forward-looking statements include:

•	projections of operating revenues, net comprehensive income (loss), net comprehensive income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

•	statements of our plans, objectives or goals,

•	changes in our regulatory environment,

•	statements about our future economic performance or that of Mexico, and

•	statements of assumptions underlying such statements.

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

HISTORY AND DEVELOPMENT OF THE COMPANY

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., which we refer to by the acronym “GACN”, is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico.  We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private investment.  The duration of our corporate existence is indefinite.  We are a holding company and conduct substantially all of our operations through our subsidiaries.  The terms “GACN”, “the Company”, “we”, “us” and “our” in this annual report refer to Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., together with its subsidiaries, and to properties and assets that we own or operate, unless otherwise specified.  Our registered office is located at Torre Latitud, L501, Piso 5, Av. Lázaro Cárdenas 2225, Col. Valle Oriente, San Pedro Garza García, Nuevo León, Mexico, telephone +52.81.8625.4300.  Our U.S. agent is Puglisi & Associates.  Our U.S. agent’s address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Investment by SETA and Its Affiliates

In 2000, as part of the first stage of our privatization, the Mexican government sold Series BB shares currently representing 14.7% of our capital stock to SETA (formerly Operadora Mexicana de Aeropuertos, S.A. de C.V.), in a public bidding process.  Pursuant to this transaction, SETA paid the Mexican government a total of Ps. 864,055,578 (amount in nominal pesos, excluding interest) (U.S.$ 76.0 million based on the exchange rate in effect on the date of SETA’s bid) in exchange for:

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

•
the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including SETA), a 15-year Technical Assistance Agreement setting forth SETA’s right and obligation to provide technical assistance to us in exchange for an annual fee and a shareholders’ agreement under terms established during the public bidding process.  These agreements are described in greater detail under “Item 7.  Major Shareholders and Related-Party Transactions.”

SETA’s current shareholders are:

•
Aeroinvest, which owns 74.5% of SETA.  Aeroinvest is a wholly owned subsidiary of Empresas ICA.  Aeroinvest also directly owns 41.9% of our Series B shares as a result of its exercise of an option to acquire these shares from the Mexican government and its subsequent purchase of additional Series B shares representing 6.6% of our capital stock.  Aeroinvest purchased these shares from the Mexican government in December 2005 pursuant to this option, acquiring 141,120,000 Series B shares at an aggregate purchase price of U.S.$ 203.3 million.  Based on data from the Mexican Chamber of the Construction Industry (Cámara Mexicana de la Industria de la Construcción) and the Mexican National Institute of Statistics and Geography, Empresas ICA, the parent of Aeroinvest, is the largest engineering, procurement and construction company in Mexico and the largest provider in Mexico of construction services to both public- and private-sector clients.  Empresas ICA’s principal lines of business are the construction of infrastructure facilities, as well as industrial, urban, and housing construction and it has increased its participation in construction-related businesses both in Mexico and in foreign markets, such as infrastructure operations, housing development and, as of 2012, mining services.  In addition; Empresas ICA is engaged in the development and marketing of real estate, the construction, maintenance and operation of airports, highways, social infrastructure and tunnels and in the management and operation of water supply systems and solid waste disposal systems.  Empresas ICA is listed on the Mexican Stock Exchange and the New York Stock Exchange.  Through Aeroinvest, Empresas ICA controls a majority of our capital stock.

•
Aéroports de Paris Management, S.A., which owns 25.5% of SETA.  Aéroports de Paris Management is a wholly owned subsidiary of Aéroports de Paris, S.A., a French company recognized as a leading European airport group.  Aéroports de Paris, S.A. was previously the direct owner of the 25.5% participation in SETA until August 2006 when it transferred its participation in SETA to Aéroports de Paris Management.  For more than 40 years, Aéroports de Paris has operated the Charles de Gaulle and Orly airports in France, managing 88.8 million passengers in 2012.  Aéroports de Paris is listed on the Eurolist Market of Euronext Paris S.A.

On December 20, 2011, Aeroinvest entered into a credit agreement with Bank of America, N.A., for U.S.$ 45.0 million that required us to maintain a debt to EBITDA ratio below 2.25:1.  There were no further arrangements that resulted in our guarantee, pledge of assets or stock or providing of security for Aeroinvest’s loan.  Aeroinvest prepaid the entire amount outstanding under this credit agreement on November 30, 2012.  Our controlling shareholder, Aeroinvest, and its affiliates have entered into certain agreements that contain covenants requiring our controlling shareholder to, among other things, (i) cause us to maintain of a debt-to-EBITDA ratio below 3.50:1; (ii) cause us to continue listing our common shares on the Mexican Stock Exchange; (iii) prohibit us from granting loans or transferring funds to third parties outside the normal course of our operations other than dividend distributions and other distributions to shareholders and loans to employees; and (iv) prohibit us from entering into any agreement that may limit our ability to pay dividends, fees, interest or any other cash distribution to our shareholders.  We were in compliance with these restrictions as of December 31, 2012.

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2012 amounted to approximately Ps. 67,365 thousand.  This agreement is more fully described in “Item 7.  Major Shareholders and Related-Party Transactions.”

Initial Public Offering

On November 29, 2006, a Mexican trust established by Nacional Financiera, S.N.C., or NAFIN (a Mexican national credit institution and development bank owned and controlled by the Mexican Government), acting pursuant to the instructions of the Ministry of Communications and Transportation, sold 48.02% of our outstanding capital stock through a global public offering of shares in the form of ADSs and Series B shares, concurrently in the United States and Mexico.  The net proceeds from the sale of the shares totaled approximately U.S.$ 432.2 million and were paid to the Mexican government.

Master Development Programs and Capital Expenditures

Every five years, we are required to submit to the Ministry of Communications and Transportation for approval a master development program for each of our concessions describing, among other matters, our traffic forecasts for the following 15 years, and detailed expansion, modernization and major and minor maintenance plans for the following five years.  Each master development program is required to be updated and resubmitted for approval to the Ministry of Communications and Transportation every five years.  Upon such approval, the master development program is binding for the following five years and deemed to constitute part of the relevant concession.  Any major construction, renovation or expansion of an airport generally may only be made pursuant to a concession holder’s master development program and upon approval by the Ministry of Communications and Transportation.  In December 2010, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2011 to 2015 period.  These five-year programs will be in effect from January 1, 2011 until December 31, 2015, and we will be required to comply with them on a year-by-year basis.  During 2015, the master development program for the next five-year period will be prepared for each of our concessions.

The following table sets forth our current committed investments under our master development programs by airport for 2011 through 2015.  Figures are updated based on the Producer Price Index (excluding fuel):

Committed Investments Under Master Development Programs by Airport
for 2011 through 2015

	Year Ended December 31,
	2011	2012	2013	2014	2015	Total 2011–2015
	(in thousands of pesos)
Acapulco	31,106	60,544	58,169	117,549	32,061	299,429
Ciudad Juárez	18,089	37,532	89,899	19,634	15,945	181,099
Culiacán	55,504	56,223	92,664	72,262	55,863	332,516
Chihuahua	24,558	37,470	56,116	14,891	10,767	143,802
Durango	37,763	22,921	12,251	22,270	3,920	99,125
Mazatlán	20,101	28,737	50,307	104,481	29,188	232,814
Monterrey	274,018	91,938	247,735	251,592	120,069	985,352
Reynosa	34,021	39,552	35,635	25,891	6,430	141,529
San Luis Potosí	19,937	21,369	56,524	51,730	43,020	192,580
Tampico	32,820	47,493	46,025	18,091	13,749	158,178
Torreón	32,076	13,941	36,436	25,809	4,323	112,585
Zacatecas	18,592	39,914	26,772	10,741	11,686	107,705
Zihuatanejo	18,193	47,277	26,705	50,652	27,673	170,500
Total	616,778	544,911	835,238	785,593	374,694	3,157,214

The following table sets forth our current committed investments under our master development programs by category for 2011 through 2015.  Figures are updated based on the Producer Price Index (excluding fuel):

Committed Investments Under Master Development Programs by Category
for 2011 through 2015

	Year Ended December 31,
	2011	2012	2013	2014	2015	Total 2011–2015
	(in thousands of pesos)
Terminals	52,325	80,347	187,216	238,740	71,992	630,620
Runways and aprons	76,254	157,013	290,690	264,511	156,635	945,103
Machinery and equipment	159,227	76,781	194,447	140,489	54,458	625,402
Baggage-screening system – investments	150,952	16,039	6,931	3,264	55,561	232,747
Security – investments	51,555	141,831	60,606	44,653	20,990	319,635
Other	126,465	72,900	95,348	93,936	15,058	403,707
Total	616,778	544,911	835,238	785,593	374,694	3,157,214

The following table sets forth our committed investments under our master development programs approved by the Ministry of Communications and Transportation for each airport for 2010 through 2012.  Figures are updated based on the Producer Price Index (excluding fuel):

Committed Investments Under Master Development Programs by Airport
for 2010 through 2012

	Year Ended December 31,
	2010	2011	2012	Total 2010-2012
	(in thousands of pesos)
Acapulco	17,218	31,106	60,544	108,868
Ciudad Juárez	13,973	18,089	37,532	69,594
Culiacán	2,777	55,504	56,223	114,504
Chihuahua	11,987	24,558	37,470	74,015
Durango	10,607	37,763	22,921	71,291
Mazatlán	2,583	20,101	28,737	51,421
Monterrey	27,485	274,018	91,938	393,441
Reynosa	2,014	34,021	39,552	75,587
San Luis Potosí	3,565	19,937	21,369	44,871
Tampico	5,169	32,820	47,493	85,482
Torreón	9,357	32,076	13,941	55,374
Zacatecas	8,963	18,592	39,914	67,469
Zihuatanejo	14,972	18,193	47,277	80,442
Total	130,670	616,778	544,911	1,292,359

Expenditures incurred to comply with our obligations under the master development programs include capital expenditures for fixed assets, expenditures associated with improvements to our concession assets, major maintenance costs and other items recorded as operating costs as incurred.  Major maintenance expenditures are not subject to capitalization and reduce our major maintenance provision.  See “Item 5.  Operating and Financial Review and Prospects—Critical Accounting Policies—Major Maintenance Provision.”  Thus, not all expenditures incurred to comply with our obligations under the master development programs will constitute capital expenditures.

In addition to investments in our  master development programs, we have also invested in commercial and real estate opportunities, including our investment in a hotel in Terminal 2 of Mexico City International Airport.

The following table sets forth our actual capital expenditures, including capital expenditures made pursuant to our master development programs and other strategic capital expenditures by airport for 2010 through 2012:

Actual Capital Expenditures by Airport for 2010 through 2012

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos)
Acapulco	44,408	6,296	23,875
Ciudad Juárez	22,848	9,768	28,395
Culiacán	26,562	13,504	69,615
Chihuahua	32,142	21,807	30,479
Durango	108	2,100	1,673
Mazatlán	45,536	12,916	13,657
Monterrey	291,953	199,013	96,724
Reynosa	14,108	3,556	33,778
San Luis Potosí	93	1,635	10,885
Tampico	185	6,954	9,772
Torreón	100	1,100	10,912
Zacatecas	17,736	3,191	22,251
Zihuatanejo	35,259	75,489	26,488
Other	25,749	27,703	13,626
Total	556,787	385,032	392,130

The following table sets forth our actual capital expenditures by category across all of our airports for 2010 through 2012:

Actual Capital Expenditures by Category for 2010 through 2012

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos)
Terminals	150,818	85,270	175,648
Runways and aprons	45,569	0	29,716
Machinery and equipment	58,763	8,845	77,638
Land	90,906	12,141	378
Baggage screening system – investments	163,013	220,066	6,789
New businesses	0	17,306	4,292
Other	47,718	41,404	97,669
Total	556,787	385,032	392,130

For the year ended December 31, 2012, our capital expenditures totaled Ps. 392,130 thousand.  Our capital expenditures for 2012 were dedicated primarily to our committed investments pursuant to our master development programs.

Our capital expenditures from 2010 through 2012 were allocated to the following types of investments at the majority of our airports:

•
Terminals.  We remodeled and performed expansion projects at our airports to improve our departure lounges, baggage-claim and arrival areas, lighting and air conditioning systems, office spaces, taxi and other ground transportation.

•	Paved surfaces. We improved our runways, taxiways and service roads, including lighting systems, to meet and in certain cases exceed ICAO standards. We also expanded several aircraft apron areas.

•
Machinery and equipment.  We invested in machinery and equipment such as aircraft-approved fire-extinguishing vehicles, emergency back-up electricity generators, metal detectors and other security-related equipment, ambulances, elevators, moving walkways and public information systems, among others.

•
Land.  As part of our strategic investments, in 2010 and 2011 territorial reserves of Ps. 90,906 thousand and Ps. 15,283 thousand, respectively, were purchased to develop and expand our key airports.  In 2012, we did not purchase any territorial reserves.

•
Baggage screening system – investments.  We purchased and installed screening equipment in all of our airports to facilitate compliance with the new baggage-screening guidelines to undergo a comprehensive screening process for the detection of explosives.

•
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

We operate 13 airports, which serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlán and Zihuatanejo), seven regional centers (Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas) and two border cities (Ciudad Juárez and Reynosa).  Our airports are located in nine of the 31 Mexican states, covering a territory of approximately 926,421 square kilometers (575,667 square miles), with a population of approximately 24.0 million according to the Mexican National Institute of Statistics and Geography and the Mexican National Population Council (Consejo Nacional de Población).  All of our airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and to maintain customs and immigration services managed by the Mexican government, as well as refueling services.

According to figures published by the Mexican Bureau of Civil Aviation, our total aviation passenger traffic accounted for approximately 14.5% of all arriving and departing total aviation passengers in Mexico in 2012.

In 2012, we recorded revenues of Ps. 3,141,338 thousand (U.S.$ 244.3 million) and consolidated net income of Ps. 819,088 thousand (U.S.$ 63.7 million).  In 2012, the sum of our aeronautical and non-aeronautical revenues was Ps. 2,819,620 thousand (U.S.$ 219.3 million).  In 2012, our airports handled approximately 12.6 million terminal passengers, an increase of 7.0% with respect to the 11.8 million terminal passengers handled in 2011.

Our airports serve several major international routes, including Monterrey-Houston, Monterrey-Dallas, Mazatlán-Phoenix, Monterrey-Las Vegas, Monterrey-Atlanta, Zihuatanejo-Los Angeles, Mazatlán-Los Angeles and Monterrey-San Antonio.  Our airports also serve several other major international destinations, including Detroit, Chicago, Houston, Los Angeles, Dallas and Phoenix in the United States, Panama City and San José, Costa Rica.  In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada.  Our airports also serve major domestic routes, including Monterrey-Mexico City, which was the country’s busiest domestic route in 2012, with approximately 2.5 million total passengers (including passengers flying directly to the nearby airport of Toluca, which are counted together with those flying to Mexico City), according to the Mexican Bureau of Civil Aviation.  Other major domestic routes served by our airports include Cancún-Monterrey, Mexico City-Chihuahua and Mexico City-Culiacán, with approximately 718,000,534,000 and 422,000 total passengers, respectively, in 2012 according to the Mexican Bureau of Civil Aviation.

In the last quarter of 2011, VivaAerobus started flying new international routes at the Monterrey airport to and from Chicago, San Antonio, Miami and Orlando, on October 14, November 8, November 11 and November 19, respectively.  Copa Airlines also started operations at the Monterrey airport with a new international route to and from Panama City, which started on December 7, 2011 with four flights per week.  During 2012, Avianca also started operations at the Monterrey airport with a new international route to and from San José, Costa Rica, which started on June 2, 2012 with three flights per week.  Interjet started flying new international routes at the Monterrey airport to and from Habana and San Antonio on October 25 and November 11, respectively.  Volaris started flying a new international route at the Culiacán airport to and from Los Angeles on August 4, 2012.  United (formerly Continental) started flying a new international route at the Durango airport to and from Los Angeles on March 10, 2012.  Magnicharters started flying a new international route at the Monterrey airport to and from Las Vegas on March 15, 2012.

Our international traffic in 2012 increased by 2.3% compared to 2011, principally as a result of the entry of new operators such as Avianca in the Monterrey airport, which began flying to and from San José, Costa Rica.  Furthermore, Interjet started flying new international routes between Monterrey and Habana and Monterrey and San Antonio.  Volaris started flying a new international route between Culiacán and Los Angeles.  United (formerly Continental) started flying a new international route between Durango and Los Angeles.  Magnicharters started flying a new international route between Monterrey and Las Vegas.  The principal international airlines that contributed to these increases are United (formerly Continental), American Eagle, American Airlines, Alaska Airlines, Delta, Copa Airlines and Avianca.  The key international destinations that led to the increased passenger traffic are Houston, Dallas, Los Angeles, Phoenix, Las Vegas, Atlanta and San Antonio in the United States, Panama City and San José, Costa Rica.

Monterrey and its metropolitan area is the third largest city in Mexico in terms of population, with a population of approximately 3,930,388.  Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s eighth largest state in terms of population, which is 4,653,458, according to the Mexican National Institute of Statistics and Geography’s 2010 national population census.  It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities.  Business travelers account for a substantial portion of passengers at the Monterrey airport.  The airport is our leading airport in terms of passenger traffic volume, air traffic movements and contribution to revenues and ranked as the fourth busiest airport in Mexico based on passenger traffic volume in 2012, according to data published by the Mexican Bureau of Civil Aviation.  In 2012, our Monterrey airport accounted for approximately 48.5% of our terminal passenger traffic, 43.1% of our total revenues and 45.5% of the sum of our aeronautical and non-aeronautical revenues.

Three of our airports, Acapulco, Mazatlán and Zihuatanejo, serve popular Mexican tourist destinations.  Of these tourist destinations, Acapulco and Mazatlán are the largest, with Acapulco constituting Mexico’s 22nd  largest international tourist destination and Mazatlán the 18th largest in terms of visitors in 2012, according to the Mexican National Institute of Migration (Instituto Nacional de Migración).  Acapulco is a principal port of call for cruise ships.  In 2012, the Acapulco, Mazatlán and Zihuatanejo airports collectively accounted for 13.3% of our aggregate terminal passengers, 13.7% of our total revenues and 13.6% of the sum of our aeronautical and non-aeronautical revenues.

Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity, with such diverse economic activities as mining (the Durango and Zacatecas airports), maquiladora manufacturing (the Chihuahua and Torreón airports), petroleum and chemical production (the Tampico airport), agriculture and livestock (the Culiacán airport) and transportation and logistics (the San Luis Potosí airport).  In 2012, these seven regional airports collectively accounted for 30.3% of our aggregate terminal passengers, 29.5% of our total revenues and 27.8% of the sum of our aeronautical and non-aeronautical revenues.

The remaining two airports in the group, the Ciudad Juárez and Reynosa airports, serve cities situated along the border of Mexico and the United States.  Both Ciudad Juárez and Reynosa are popular entry points to the United States.  In 2012, the Ciudad Juárez and Reynosa airports collectively accounted for 8.0% of our aggregate terminal passengers, 8.0% of our total revenues and 6.8% of the sum of our aeronautical and non-aeronautical revenues.

In addition, we entered into a joint investment with a Mexican subsidiary of the international hotel operator NH Hoteles SA under Consorcio Grupo Hotelero T2 to develop and operate a 287-room hotel and more than 5,000 square meters (53,820 square feet) of commercial space inside Terminal 2 of Mexico City International Airport under a lease agreement with Mexico City International Airport that expires in 2027.  The Terminal 2 NH Hotel opened in August 2009.

Airlines based in Terminal 2 of Mexico City International Airport include Aeromar, Aeroméxico and Aeroméxico Connect, Copa, Delta and LAN.  We consider this a key part of our strategy to increase our non-aeronautical revenues.

The following table provides summary data for each of our 13 airports for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010					2011					2012
Airport	Terminal Passengers		Revenues(1)		Revenues per Terminal Passenger(2)	Terminal Passengers		Revenues(1)		Revenues per Terminal Passenger(2)	Terminal Passengers		Revenues(1)		Revenues per Terminal Passenger(2)
	(Number in millions)%		(in millions of pesos)%		(pesos)	(Number in millions)%		(in millions of pesos)%		(pesos)	(Number in millions)%		(in millions of pesos)%		(in pesos)
Metropolitan destination:
Monterrey	5.4	46.4	941.1	45.8	174.9	5.6	47.4	1,094.5	47.2	196.0	6.1	48.5	1,282.1	48.5	210.0
Total metropolitan destination	5.4	46.4	941.1	45.8	174.9	5.6	47.4	1,094.5	47.2	196.0	6.1	48.5	1,282.1	48.5	210.0
Tourist destinations:
Acapulco	0.7	6.4	137.5	6.7	186.7	0.6	5.1	125.7	5.4	210.8	0.5	4.3	118.2	4.5	216.1
Mazatlán	0.8	6.5	152.6	7.4	201.8	0.7	6.1	159.2	6.9	220.3	0.7	5.3	157.0	5.9	234.5
Zihuatanejo	0.5	4.3	95.2	4.6	191.7	0.5	4.1	95.1	4.1	198.0	0.5	3.6	107.0	4.1	233.7
Total tourist destinations	2.0	17.2	385.3	18.8	193.6	1.8	15.3	380.0	16.4	211.2	1.7	13.3	382.2	14.5	228.3
Regional destinations:
Chihuahua	0.8	7.1	139.2	6.8	168.1	0.8	6.6	147.4	6.4	188.5	0.9	6.8	166.4	6.3	194.6
Culiacán	1.1	9.1	167.8	8.2	158.3	1.1	9.1	192.0	8.3	179.4	1.2	9.3	220.9	8.4	189.1
Durango	0.2	1.9	41.4	2.0	190.6	0.2	1.9	44.4	1.9	195.6	0.2	1.9	51.8	2.0	214.0
San Luis Potosí	0.2	1.9	55.3	2.7	248.0	0.2	2.1	63.9	2.8	247.9	0.3	2.2	77.1	2.9	284.5
Tampico	0.5	3.9	79.1	3.9	175.3	0.5	4.7	105.6	4.5	192.6	0.6	4.7	120.2	4.6	202.1
Torreón	0.3	2.9	63.3	3.1	187.2	0.4	3.2	77.5	3.3	206.2	0.4	3.3	90.5	3.4	218.1
Zacatecas	0.3	2.3	47.7	2.3	177.6	0.2	2.1	51.2	2.2	206.5	0.3	2.1	57.9	2.2	218.2
Total regional destinations	3.4	29.2	593.8	29.0	175.3	3.5	29.7	681.9	29.4	194.2	3.8	30.3	784.8	29.7	205.9
Border destinations:
Ciudad Juárez	0.6	5.5	98.1	4.8	154.7	0.7	5.7	119.8	5.2	177.9	0.7	5.6	131.0	5.0	187.3
Reynosa	0.2	1.7	34.4	1.7	173.7	0.2	1.8	42.7	1.8	197.3	0.3	2.4	61.9	2.3	204.2
Total border destinations	0.8	7.2	132.5	6.5	159.2	0.9	7.6	162.5	7.0	182.6	1.0	8.0	192.9	7.3	192.4
AIRPORT REVENUES(1)	11.6	100	2,052.7	100	177.0	11.8	100	2,318.9	100	196.8	12.6	100	2,642.0	100	209.8

(1)	Revenues in millions rounded to the decimal, which does not include eliminations of transactions among our subsidiaries or construction services.

(2)	Revenues per terminal passenger are calculated by dividing the revenues for each airport by the number of terminal passengers for each airport. The result has been rounded to the decimal.

See Note 21 to our consolidated financial statements for further information by segment.  The Company’s reportable segments under IFRS present its airports and the hotel individually, and information about the holding company and other subsidiaries has been combined in the “other segments” line item, as they have similar economic characteristics, are similar in respect of the nature of the services they provide to their customers and are subject to a similar regulatory regime.  For purposes of analysis, segments, which are comprised of our 13 individual airports, have been grouped into four different regions according to their location:  metropolitan, tourist, regional and border airports.

Since July 2006, Mexico and the United States have been parties to an amended bilateral aviation agreement that increases, from two each to three each, the number of Mexican and U.S. carriers eligible to operate routes between certain pairs of cities, which may include any U.S. city and 12 specified cities in Mexico including Acapulco, Mazatlán and Zihuatanejo.  The agreement also provides for a future increase, from two each to three each, in the number of Mexican and U.S. carriers eligible to operate routes between U.S. cities and two specified additional Mexican cities, including Monterrey.  This subsequent increase took effect in October 2007.  To date, this bilateral agreement has not benefited our business as we expected, mainly because of the decrease in the tourism levels from the United States to Mexico as a result of the U.S. economic downturn.

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.  In 2010, 2011 and 2012, aeronautical services revenues represented approximately 64.2%, 67.0% and 67.8%, respectively, of our total revenues and 77.1%, 76.1% and 75.6%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

Until April 30, 2010, our principal airline customers were required to pay us no later than 152 days after the invoice delivery date.  The term for payment was dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment terms during periods of lower interest rates (within a defined range).  The new agreements between our airports and our principal airline customers provide that from May 1, 2010, payments for passenger charges will be between 30 and 60 days after the invoice delivery date.  In 2012, the weighted average term of payment was 46 days.

International passenger charges are currently U.S. dollar-denominated but are collected in pesos based on the average exchange rate during the month prior to the flight, and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.  Domestic passenger charges are peso-denominated.  In 2010, 2011 and 2012, passenger charges represented approximately 78.0%, 81.1% and 82.2%, respectively, of our aeronautical services revenues, 50.1%, 54.4% and 55.8%, respectively, of our total revenues and 60.1%, 61.7% and 62.1%, respectively, of the sum of aeronautical and non-aeronautical revenues.  Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from all carriers including cargo carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services.  Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client.  In 2010, 2011 and 2012, these charges represented approximately 6.2%, 5.4% and 5.1%, respectively, of our aeronautical services revenues, 4.0%, 3.6% and 3.5%, respectively, of our total revenues and 4.8%, 4.1% and 3.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Aircraft Parking, Boarding and Unloading Charges and Aircraft Long-Term Parking Charges

We collect various charges from all carriers including cargo carriers for the use of our facilities by their aircraft and passengers after landing.  We collect aircraft parking charges based on the time an aircraft is at an airport’s gate or parking position.  Each of these charges varies based on the time of day or night that the relevant service is provided (with higher fees generally charged during peak usage periods and at night), the aircraft’s maximum takeoff weight, the origin and destination of the flight and the nationality of the airline or client.  We collect aircraft parking charges the entire time an aircraft is on our aprons.

We collect charges from carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo.  These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client.  Together with our aircraft parking, boarding and unloading charges described above, in 2010, 2011 and 2012, these charges represented approximately 5.3%, 4.3% and 4.5%, respectively, of our aeronautical services revenues, 3.4%, 2.9% and 3.0%, respectively, of our total revenues and 4.1%, 3.3% and 3.4%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles.  These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client.  In 2010, 2011 and 2012, these charges represented approximately 1.2%, 1.1% and 1.1%, respectively, of our aeronautical services revenues, 0.7%, 0.8% and 0.8%, respectively, of our total revenues and 0.9%, 0.9% and 0.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel.  These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight.  Independent subcontractors provide airport security services at our airports.  In 2010, 2011 and 2012, these charges represented approximately 1.2%, 1.2% and 1.2%, respectively, of our aeronautical services revenues, 0.8%, 0.8% and 0.8%, respectively, of our total revenues and 1.0%, 0.9% and 0.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

The ICAO, the Mexican Bureau of Civil Aviation and the Office of Public Security issue guidelines for airport security in Mexico.  In response to the September 11, 2001, terrorist attacks in the United States, we have taken additional steps to increase security at our airports.  The ICAO issued directives in October 2001 establishing new rules and procedures to be adopted at our airports.  Under these directives, these rules and procedures were to be implemented immediately and for an indefinite period of time.

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

These improvements are expected to be expensed on our results of operations, while others are expected to require additional capital expenditures under our master development programs.

Several of our airline customers have also contributed to the enhanced security at our airports as they have adopted new procedures and guidelines established by the ICAO applicable to airlines.  Some measures adopted by the airlines include adding more points for verification of passenger identification, inspecting luggage prior to check-in and reinforcing controls over access to airplanes by various service providers (such as baggage handlers and food service providers).

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports to facilitate compliance with the new baggage-screening guidelines.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening system since March 1, 2012.  The airlines that do not utilize our services continue to screen baggage by hand in order to comply with the baggage-screening guidelines.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus become subject to potential liability, if Mexican law changes in the future.

Complementary Service Providers

At each of our airports, we earn revenues from charging access and other fees from third-party providers of ramp-handling and baggage-handling services, catering services, of aircraft security, aircraft maintenance and repair and fuel.  These access fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of their total revenues.  We currently maintain contracts with 15 companies that provide the majority of these complementary services at our 13 airports.

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services.  Servicios de Apoyo en Tierra, or SEAT, a company governed pursuant to a trust controlled by Grupo Aeroméxico and Grupo Mexicana, was at one time the largest provider of baggage and handling services at our airports.  In December 2010, the Mexican Bureau of Civil Aviation determined that SEAT did not fulfill the provisions of Article 54 of the Mexican Airport Law and ordered each of Grupo Aeroméxico and Grupo Mexicana to create a business association to provide themselves with complementary services and another separate business association to render services to third parties.  SEAT ceased operations on May 11, 2011.  Grupo Aeroméxico created the company Estrategias Especializadas de Negocios, S.A. de C.V., to provide itself with complementary services and also created the company Administradora Especializada en Negocios, S.A. de C.V., to render services to third parties.  Both companies have been authorized by the Mexican Bureau of Civil Aviation and have been in operation since May 12, 2011.  In the event that Grupo Mexicana resumes operations, the same requirements of the Mexican Bureau of Civil Aviation must be fulfilled if Grupo Mexicana decides to create companies to provide baggage and handling services.  If any service providers, including Administradora Especializada en Negocios, S.A. de C.V., were to halt operations at any of our airports, we could be required to seek a new provider of these services or to provide these services ourselves.

The Mexican Airport and Auxiliary Services agency (Aeropuertos y Servicios Auxiliares) maintains an exclusive contract to sell fuel at all of our airports, and we charge the Mexican Airport and Auxiliary Services agency a nominal access fee.  The Mexican Airport and Auxiliary Services agency in turn is required to purchase all of its fuel from Petróleos Mexicanos, or PEMEX.

Leasing of Space to Airlines

We derive aeronautical revenues from leasing space in our airports to airlines that is necessary for their operations, such as ticket counters and offices.  Our lease agreements with airline customers for the use of space in our airports are typically for terms of three years with provisions for periodic inflation adjustments to our rental fees.

Cargo Handling

Cargo-related revenues include revenues from the leasing of space in the airside of our airports to cargo handling agents and shippers, landing fees for each arriving aircraft carrying cargo and a portion of the revenues derived from other complementary services provided in connection with cargo services.  Cargo-related revenues are largely aeronautical and therefore subject to maximum rates applicable to aeronautical revenue sources.

Revenues from cargo handling in our airports historically have represented a negligible portion of our total revenues.

Permanent Ground Transportation

We receive revenues from ground transportation vehicles and taxi companies who pay an access fee to operate on our airport premises.  Our revenues from providers of ground transport services deemed “permanent” under applicable Mexican law, such as access fees charged to taxis, are subject to price regulation.

Non-Aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services.  Our revenues from non-aeronautical services are principally derived from commercial activities, such as the leasing of space in our airports to retailers, restaurants and other commercial tenants; diversification activities, such as hotel services, air cargo logistics services and real estate services; and complementary activities, which principally include the leasing of space to airlines and the baggage-screening system.

None of our revenues from non-aeronautical services are regulated under our maximum-rate price regulation system, though other authorities may regulate them.  For example, our parking facilities may be subject to certain municipal regulations.

As the main part of our business strategy, we have prioritized increasing our non-aeronautical revenues, seeking new commercial, diversification and the development of complementary activities.  As a result of our efforts, our non-aeronautical revenues have increased as a percentage of our revenues.  In 2000, non-aeronautical revenues represented 12% of our total revenues, while in 2010, 2011 and 2012, non-aeronautical revenues accounted for approximately 19.1%, 21.1% and 21.9% of our total revenues, respectively.  Non-aeronautical revenues represented 22.9%, 23.9% and 24.4% in 2010, 2011 and 2012, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Revenues from Commercial Activities

As another main part of our business strategy, we have prioritized increasing our revenues from commercial activities in our airports and to develop and promote the “OMA” brand, including the “OMA Plaza” retail brand described below.  As a result of our efforts, our revenues from commercial activities increased by 10.1% in 2012 as compared to 2011, primarily as a result of the following initiatives:

•
Expanding and reconfiguring the commercial space available in our airport terminals.  In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase passengers’ exposure to the commercial businesses operating in our airports.  As a result, between 2000 and 2012, we increased the total area available for commercial activity in our 13 airports by approximately 74.8%, and have more than doubled the commercial area in the Monterrey airport.

•
Renegotiating agreements with terminal tenants to be more consistent with market practice.  We have also improved our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports.  We estimate, based on the nature of our tenant operations, that approximately 60% of our commercial space is suitable for royalty-based leasing arrangements.  As of December 31, 2012, substantially all of the eligible contracts were represented by royalty-based leasing arrangements.

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

•
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

Commercial activities in each of our airports currently consist of the following:

•
Parking facilities.  Our concessions provide us the right to operate the car parking facilities at all of our airports.  Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they are subject to the regulatory oversight of the Ministry of Communications and Transportation.  As of October 25, 2010, we started a new Premium Parking Service, which provides higher security and larger and more exclusive parking lots situated next to Terminal B at the Monterrey airport.  These lots offer a valet parking service, which reduces the amount of time it takes to get to the terminal.  We are committed to satisfying both our domestic and international passengers with the highest quality service and security standards in order to improve the overall passenger experience.

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

•
Retail and duty free.  We have completed several renovation projects as part of our overall effort, described above, to improve the product mix and brand recognition of retail stores in the commercial areas at our airports.  Our retailer tenants currently offer such internationally recognized product brands as Hermès, Mont Blanc, Swatch, Christian Dior, Lancôme, L’Oréal, Swarovski, Lacoste, Cartier, Bulgari and Hugo Boss.  We also have several duty-free retailers that cater to international passengers.

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

•	Time-share marketing and sales. We receive revenues from time-share developers to whom we rent space in our airports for the purpose of marketing and sales of time-share units.

•
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

Revenues from Diversification Activities

We are also focusing our business strategy on generating new services and products to diversify our revenues, such as hotel services, air cargo logistics services and real estate services.  As a result of our efforts, our revenues from diversification activities increased by 14.7% in 2012 as compared to 2011, primarily as a result of the following initiatives:

•
Developments at Mexico City International Airport.  In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease agreement with Mexico City International Airport that expires in 2027.  A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%.  The Terminal 2 NH Hotel opened in August 2009.  As of December 31, 2012, total revenues amounted to Ps. 158,477 thousand, and annual average occupancy decreased to 79.3% from 82.8% in 2011.  In 2012, the annual average rate per room was Ps. 1,477.9.

•
OMA Carga Operations.  We have bonded warehouses and provide cargo logistics services, which include handling, maneuvers, loading and unloading, x-ray screening of exports and temporary warehousing, that operate at the Monterrey, Ciudad Juárez and Chihuahua airports.

•
Shopping Center and Office Plaza.  Located in the outside areas of Terminal A of the Monterrey airport, the shopping center and office plaza consists of two-story building with commercial space on the lower level and office space for rent on the upper level.

•	Office Center for Cargo Logistics Agents. Leasing of 1,500 square meters (16,146 square feet) of space at the Monterrey airport with an occupancy rate of 98% as of December 31, 2012.

•
Strategic Alliance with VYNMSA Desarrollo Inmobiliario, S.A. de C.V.  In November 2012, we signed a strategic alliance agreement with VYNMSA Desarrollo Inmobiliario, S.A. de C.V. (“VYNMSA”), to build and operate an industrial park at the Monterrey airport.  As part of this strategic alliance, 28 hectares within the Monterrey airport’s perimeter is expected to be developed for use as an industrial park.  We plan to develop land not needed for aeronautical operations at all of our airports for industrial, logistics or commercial uses that are directly or indirectly related to airport activities in order to strengthen the airports’ role as focal points of economic development in the cities where they are located.  As of December 31, 2012, our strategic alliance with VYNMSA had not generated any revenues.

•
Gasoline Service Station at Monterrey Airport.  In December 2012, a gasoline service station within the Monterrey airport began operations.  The 2,500 square meters (26,910 square feet) of land on which the service station is located is identified for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Pemex Refining, for a renewable term of 15 years.  Grupo ORSAN is responsible for the operation of and all investments in the service station.  As of December 31, 2012, the leasing of this land to Grupo ORSAN had not generated any revenues.

Revenues from Complementary Activities

Our complementary activities generated 13.4% of our non-aeronautical revenues in 2012.  These include:

•
Leasing of space.  Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

•
Baggage-Screening Services.  The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006 and all domestic commercial flights as of July 2006 to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports to facilitate our airline customers’ compliance with the new baggage-screening guidelines.  We negotiated an increase to maximum rates as of 2013 with the Mexican Bureau of Civil Aviation to take into account the maintenance costs of baggage-screening systems in all of our airports required by mandatory circular CO SA- 17.2/10 R1.  See “Item  5.  Operating and Financial Review and Prospects—Recent Developments—Increases in Maximum Rates Associated with Baggage-Screening Services.”  Our subsidiary Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening systems at our airports since March 1, 2012.  As of December 31, 2012 our revenues from the operation of checked-baggage screening system service, which are not subject to maximum rates, amounted to Ps. 25,820 thousand.

•
Non-Permanent Ground Transportation.  Our revenues from providers of ground transportation services deemed “non-permanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

Our Airports

In 2010, 2011 and 2012 our airports served a total of approximately 11.6 million, 11.8 million and 12.6 million terminal passengers, respectively.  The Monterrey airport, our metropolitan destination, accounted for approximately 46.4%, 47.4% and 48.5% of our terminal passenger traffic in 2010, 2011 and 2012, respectively.  The Acapulco, Mazatlán and Zihuatanejo airports, our tourist destinations, collectively accounted for approximately 17.2%, 15.3% and 13.3% of our terminal passenger traffic in 2010, 2011 and 2012, respectively.  The Ciudad Juárez and Reynosa airports, our border destinations, collectively accounted for approximately 7.2%, 7.6% and 8.0% of our terminal passenger traffic in 2010, 2011 and 2012, respectively.  Our regional destinations (the Culiacán, Chihuahua, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas airports) collectively accounted for approximately 29.2%, 29.7% and 30.3% of our terminal passenger traffic in 2010, 2011 and 2012, respectively.  All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following tables set forth the passenger traffic volume presented in amounts of (i) total passengers, (ii) terminal departing passengers and (iii) terminal arriving passengers, for each of our airports for the periods indicated:

Passenger Traffic

	Year Ended December 31,
	2008			2009			2010			2011			2012
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	1,087,974	26,098	1,114,072	839,048	7,186	846,234	736,878	3,461	740,339	596,326	5,284	601,610	546,951	3,469	550,420
Ciudad Juárez	903,129	23,212	926,341	631,111	15,163	646,274	633,919	17,613	651,532	673,364	19,865	693,229	699,394	19,263	718,657
Culiacán	1,099,038	138,456	1,237,494	1,062,893	96,621	1,159,514	1,059,904	73,643	1,133,547	1,070,706	50,485	1,121,191	1,168,380	42,857	1,211,237
Chihuahua	833,793	46,451	880,244	745,165	27,078	772,243	828,123	27,276	855,399	782,133	21,941	804,074	855,129	21,137	876,266
Durango	233,471	23,709	257,180	213,394	1,339	214,733	217,230	1,392	218,622	227,131	3,331	230,462	241,946	3,186	245,132
Mazatlán	833,714	109,124	942,838	743,556	54,638	798,194	756,122	38,416	794,538	722,492	25,618	748,110	669,407	21,210	690,617
Monterrey	6,586,190	163,050	6,749,240	5,199,895	93,411	5,293,306	5,380,412	80,632	5,461,044	5,582,794	59,122	5,641,916	6,105,910	42,107	6,148,017
Reynosa	247,339	991	248,330	215,392	384	215,776	198,138	449	198,587	216,599	426	217,025	302,934	640	303,574
San Luis Potosí	261,049	2,007	263,056	206,500	1,480	207,980	222,854	1,997	224,851	248,645	1,614	250,259	271,107	2,099	273,206
Tampico	582,328	13,452	595,780	470,304	3,825	474,129	451,005	4,134	455,139	548,083	1,742	549,825	594,797	5,549	600,346
Torreón	481,265	56,173	537,438	394,377	12,995	407,372	338,003	5,068	343,071	375,669	4,447	380,116	415,244	2,903	418,147
Zacatecas	267,344	40,791	308,135	251,602	7,888	259,490	268,577	2,690	271,267	248,029	749	248,778	265,264	836	266,100
Zihuatanejo	644,029	6,105	650,134	545,051	4,098	549,149	496,523	2,383	498,906	480,613	4,436	485,049	457,906	1,075	458,981
Total	14,060,663	649,619	14,710,282	11,518,288	326,106	11,844,394	11,587,688	259,154	11,846,842	11,772,584	199,060	11,971,644	12,594,369	166,331	12,760,700

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).

(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2008			2009			2010			2011			2012
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	382,157	167,744	549,901	296,995	122,194	419,189	254,117	116,107	370,224	237,205	61,093	298,298	232,579	40,949	273,528
Ciudad Juárez	422,987	767	423,754	302,401	433	302,834	303,974	890	304,864	326,810	1,051	327,861	339,438	570	340,008
Culiacán	534,556	25,463	560,019	525,464	14,629	540,093	525,301	14,234	539,535	532,970	12,643	545,613	580,661	15,262	595,923
Chihuahua	366,151	48,949	415,100	330,430	39,504	369,934	373,103	39,686	412,789	350,642	39,779	390,421	383,173	43,082	426,255
Durango	101,108	15,174	116,282	94,040	11,312	105,352	93,895	12,649	106,544	98,780	12,659	111,439	103,273	14,742	118,015
Mazatlán	212,322	208,419	420,741	194,543	178,082	372,625	197,648	183,320	380,968	199,362	163,608	362,970	204,234	130,676	334,910
Monterrey	2,732,645	517,040	3,249,685	2,200,697	384,942	2,585,639	2,244,797	444,353	2,689,150	2,343,593	447,962	2,791,555	2,546,737	501,335	3,048,072
Reynosa	116,668	1,101	117,769	103,818	1,322	105,140	95,622	792	96,414	105,594	548	106,142	147,230	353	147,583
San Luis Potosí	84,508	45,750	130,258	69,634	33,364	102,998	70,398	40,854	111,252	81,004	42,694	123,698	79,557	55,929	135,486
Tampico	259,107	30,483	289,590	209,326	25,088	234,414	198,462	28,119	226,581	246,843	27,733	274,576	272,389	26,722	299,111
Torreón	196,318	44,330	240,648	165,160	30,914	196,074	141,279	27,173	168,452	160,864	25,336	186,200	175,251	30,451	205,702
Zacatecas	92,056	44,394	136,450	81,436	46,203	127,639	90,214	45,785	135,999	88,878	35,760	124,638	91,657	42,687	134,344
Zihuatanejo	171,832	151,826	323,658	152,093	123,025	275,118	134,396	115,342	249,738	142,524	98,732	241,256	138,185	91,923	230,108
Total	5,672,415	1,301,440	6,973,855	4,726,037	1,011,012	5,737,049	4,723,206	1,069,304	5,792,510	4,915,069	969,598	5,884,667	5,294,364	994,681	6,289,045

	Year Ended December 31,
	2008			2009			2010			2011			2012
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Acapulco	436,514	101,559	538,073	339,423	80,436	419,859	293,303	73,351	366,654	257,813	40,215	298,028	253,689	19,734	273,423
Ciudad Juárez	478,597	778	479,375	327,740	537	328,277	328,836	219	329,055	345,236	267	345,503	359,065	321	359,386
Culiacán	533,082	5,937	539,019	522,094	706	522,800	519,617	752	520,369	524,641	452	525,093	570,144	2,313	572,457
Chihuahua	381,821	36,872	418,693	346,314	28,917	375,231	386,192	29,142	415,334	362,790	28,922	391,712	397,479	31,395	428,874
Durango	109,796	7,393	117,189	102,348	5,694	108,042	103,924	6,762	110,686	108,632	7,060	115,692	114,779	9,152	123,931
Mazatlán	224,663	188,310	412,973	200,326	170,605	370,931	198,206	176,948	375,154	200,089	159,433	359,522	213,690	120,807	334,497
Monterrey	2,898,749	437,756	3,336,505	2,315,744	298,512	2,614,256	2,332,544	358,718	2,691,262	2,408,290	382,949	2,791,239	2,616,416	441,422	3,057,838
Reynosa	129,484	86	129,570	109,952	300	110,252	101,566	158	101,724	110,225	232	110,457	154,785	566	155,351
San Luis Potosí	94,096	36,695	130,791	75,213	28,289	103,502	75,346	36,256	111,602	87,091	37,856	124,947	89,390	46,231	135,621
Tampico	271,800	20,938	292,738	221,332	14,558	235,890	206,835	17,589	224,424	254,719	18,788	273,507	278,529	17,157	295,686
Torreón	207,748	32,869	240,617	176,105	22,198	198,303	145,486	24,065	169,551	163,404	26,065	189,469	178,550	30,992	209,542
Zacatecas	95,619	35,275	130,894	84,398	39,565	123,963	95,886	36,692	132,578	97,857	25,534	123,391	100,209	30,711	130,920
Zihuatanejo	198,440	121,931	320,371	165,157	104,776	269,933	149,212	97,573	246,785	152,476	86,881	239,357	148,135	79,663	227,798
Total	6,060,409	1,026,399	7,086,808	4,986,146	795,093	5,781,239	4,936,953	858,225	5,795,178	5,073,263	814,654	5,887,917	5,474,860	830,464	6,305,324

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2012:

Capacity(1) by Airport(2)

Airport	Peak Air Traffic Movements per Hour	Runway Capacity(3)	% Capacity Used
Acapulco	6	40	15.0
Ciudad Juárez	5	20	25.0
Culiacán	8	20	40.0
Chihuahua	8	40	20.0
Durango	3	40	7.5
Mazatlán	7	22	31.8
Monterrey	22	38	57.9
Reynosa	4	18	22.2
San Luis Potosí	6	20	30.0
Tampico	5	22	22.7
Torreón	4	20	20.0
Zacatecas	3	20	15.0
Zihuatanejo	6	20	30.0

(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).

(2)	2012 figures.

(3)	Air traffic movements per hour.

The following table sets forth the terminal capacity of each of our airports as of December 31, 2012:

Capacity(1) by Airport(2)

Airport	Peak Passenger Traffic Movements per Hour	Terminal Capacity(3)	% Capacity Used
Acapulco	437	1,382	31.63
Ciudad Juárez	485	618	78.52
Culiacán	755	938	80.53
Chihuahua	618	788	79.42
Durango	167	480	34.77
Mazatlán	696	1,480	47.03
Monterrey Terminal A	1,049	2,127	49.31
Monterrey Terminal B	690	1,371	50.35
Monterrey Terminal C	832	823	101.07
Reynosa	301	326	92.33
San Luis Potosí	147	368	39.99
Tampico	493	683	72.15
Torreón	312	545	57.28
Zacatecas	232	571	40.65
Zihuatanejo	584	809	72.17

(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).

(2)	2012 figures.

(3)	Passenger traffic during peak hours.

The following table sets forth the air traffic movements for each of our airports for the periods indicated:

Air Traffic Movements by Airport(1)

	Year Ended December 31,
	2008	2009	2010	2011	2012
Acapulco	30,248	26,671	25,843	23,410	22,595
Ciudad Juárez	21,059	15,114	15,756	13,921	14,766
Culiacán	43,771	39,044	46,226	48,045	42,910
Chihuahua	35,989	33,635	35,829	33,856	32,129
Durango	16,255	15,981	19,455	19,508	19,117
Mazatlán	25,942	23,514	22,687	21,938	18,480
Monterrey	110,150	85,260	90,216	86,071	88,604
Reynosa	10,403	8,388	8,267	8,978	11,603
San Luis Potosí	22,184	20,236	21,212	21,432	21,396
Tampico	24,453	20,575	21,348	20,945	22,299
Torreón	22,923	15,861	15,436	15,998	16,806
Zacatecas	9,001	8,742	9,936	9,515	9,819
Zihuatanejo	14,856	13,710	12,616	12,385	11,538
Total	387,234	326,731	344,827	336,002	332,062

(1)	Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	Year Ended December 31,
	2008	2009	2010	2011	2012
Acapulco	36.0	31.5	28.5	25.5	24.2
Ciudad Juárez	42.9	41.8	40.2	48.4	47.4
Culiacán	25.1	27.2	22.9	22.3	27.2
Chihuahua	23.2	22.2	23.1	23.1	26.6
Durango	14.4	13.4	11.2	11.6	12.7
Mazatlán	32.1	31.6	33.3	32.9	36.2
Monterrey	59.8	61.0	59.6	64.9	68.9
Reynosa	23.8	25.7	24.0	24.1	26.1
San Luis Potosí	11.8	10.2	10.5	11.6	12.7
Tampico	23.8	22.9	21.1	26.2	26.7
Torreón	21.0	24.9	21.9	23.5	24.7
Zacatecas	29.7	28.8	27.0	26.1	27.0
Zihuatanejo	43.4	39.8	39.4	38.8	39.7
Average of all airports	36.3	35.3	33.6	35.0	37.9

(1)	Includes total passengers divided by total air traffic movements.

Air Traffic Movements by Aviation Category(1)

	Year Ended December 31,
	2011	2012
Commercial aviation	175,819	182,139
Charter aviation	2,609	697
General aviation and other	157,574	149,226
Total	336,002	332,062

(1) Includes departures and landings for all 13 airports.

Metropolitan Destination

Monterrey International Airport

The Monterrey airport is our most important airport in terms of passenger traffic (including both domestic and international passengers), air traffic movements and contribution to revenues.  According to the Mexican Bureau of Civil Aviation, the Monterrey airport was the fourth busiest airport in Mexico in 2012 in terms of commercial and general aviation passenger traffic.  In 2010, 2011 and 2012, it accounted for approximately 46.4%, 47.4% and 48.5%, respectively, of our terminal passenger traffic.

In 2010, 2011 and 2012, a total of 5.4 million, 5.6 million and 6.1 million terminal passengers, respectively, were served by the Monterrey airport.  Of the terminal passengers in 2010, 85.1% were domestic, and 14.9% were international passengers.  In 2011, 85.1% were domestic, and 14.9% were international passengers.  In 2012, 84.6% were domestic, and 15.4% were international passengers.  This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 12 commercial airlines operate at this airport.  The principal airlines are VivaAerobus, Interjet, Aeroméxico, and Aeroméxico Connect.

Aeroméxico Connect started flying to and from Puebla, Chicago and Laredo on January 9, July 1 and December 20, 2012, respectively, and stopped flying to and from Morelia and Cancún on September 30 and October 1, 2012, respectively.  Volaris started flying to and from Guadalajara on May 23, 2012.  VivaAerobus started flying to and from Cuernavaca on July 20, 2012.  Interjet started flying to and from La Havana and San Antonio on October 25 and November 11, 2012, respectively.  Magnicharters started flying to and from Las Vegas on March 15, 2012.  The principal non-Mexican airlines operating at this airport are United (formerly Continental), American Airlines, Delta, Avianca Taca and Copa.  United (formerly Continental) started flying to Chicago on December 19, 2012.  Avianca Taca started flying to and from San José, Costa Rica, on June 2, 2012.  Airlines operating at this airport serve 46 direct destinations, including 28 domestic destinations and 18 international destinations.  The principal routes to and from this airport, in terms of passenger traffic, are Mexico City, Cancún, Guadalajara, Toluca, Hermosillo, Veracruz, Chihuahua, Bajío, Houston, Dallas, Las Vegas, Atlanta, San Antonio, Detroit and Panama City.

The Monterrey airport is located approximately 21 kilometers (13 miles) from the city of Monterrey, which has a population (including its suburbs) of approximately 3.9 million inhabitants.  Monterrey is Mexico’s third largest city in terms of population and is one of Mexico’s most productive industrial centers.  It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities.  Monterrey is the capital of the state of Nuevo León, the third largest contributor to Mexico’s GDP.

The Monterrey airport operates 24 hours a day.  The airport currently has two operating runways, one with a length of 3,000 meters (9,842 feet) and the other with a length of 1,800 meters (5,905 feet).  The airport’s runway capacity is 38 air traffic movements per hour.  The airport also has an instrument landing system on runway 29.  The airport occupies a total area of 821 hectares (3.17 square miles) and has three commercial passenger terminal buildings (Terminal A, B and C for domestic and international flights) with a total area of approximately 58,186 square meters (626,315 square feet).

The Terminal A building has a total area of approximately 28,966 square meters (311,787 square feet), of which 7,035 square meters (75,729 square feet) is commercial space, a 29-position apron for commercial aviation, a two-position apron for air freight, a 10-position apron for general aviation, five taxiways, nine air bridges, an ample boarding lounge for passengers making connections with other flights and other boarding lounges.  Currently, the airport has 15 gates for international or domestic flights and a public parking facility that accommodates 1,191 vehicles.

The Terminal B building started operations on September 1, 2010, and is used by Aeroméxico and Aeroméxico Connect.  Subsequently, Delta began to operate at this terminal as of October 4, 2010.  Terminal B has the capacity to service 2.0 million passengers per year.  The 21,000-square-meter (226,049-square-foot) facility has two levels plus a mezzanine and includes six passenger jet ways, seven contact positions for regional planes and four remote parking positions.  Terminal B also has a public parking facility that accommodates 594 vehicles. A subsidiary of our affiliate Empresas ICA was engaged to construct the foundation, procure, fabricate and assemble the metallic structure and install the three-dimensional roofing structure for the facility.  The relevant agreement was approved, in accordance with our Related Party Guidelines, by our Board of Directors upon the recommendation of our Committee responsible for Corporate Practices Functions, which concluded that the contract is on terms that the Committee believes are arm’s-length.

The Terminal C building has a total area of approximately 8,220 square meters (88,479 square feet) to handle additional traffic from the new airlines serving the airport.  This terminal, which commenced operation at year-end 2006, is mainly used by the low-cost carrier VivaAerobus.  Terminal C has four boarding gates and serves five aircraft positions.  In October 2007, in response to the request of low-cost carrier VivaAerobus, we started an expansion of the Terminal C building.  In particular, this expansion led to a development of a commercial area with nine leased spaces for duty free, snacks, and boutiques, an enlargement of the waiting lounge and the construction of an additional baggage-claim area with space for the principal customs and migration authorities.  As a result of this expansion, the cargo facilities were reduced to approximately 1,031 square meters (11,098 square feet).  In October 2011, we began the construction of a new project in Terminal C consisting of new modern access to the terminal building, more commercial spaces and an additional baggage-claim area, with a total area of approximately 3,420 square meters (36,812 square feet); this area began operation in January 2012.  Currently, Terminal C has a public parking facility that accommodates 312 vehicles.

With an area of 60,000 square meters (645,840 square feet) for freight operations, the Monterrey airport is the leading air-cargo terminal in northern Mexico.  The airport offers one of Mexico’s most attractive air shipping options, both as a final destination and as a logistical hub.  Its current infrastructure servicing air cargo operations includes, among other facilities, terminal warehouses, 6,565-square-meter (70,665-square-foot) of terminal warehouse is occupied by United Parcel Service, Federal Express since 2004, DHL since January 2010 and OMA Carga (which we operate directly), merchandise checkpoint platforms (which can service nine trailers simultaneously), facilities for Mexican Customs Officers and parking for 359 cars and 32 trailers.  Roadways suitable for trailers and cars that serve the terminal and x-ray facilities are available.

Within our plans for future expansion of the Monterrey airport, in February and June 2007, March and May 2008, July and December 2009 and February, July and December 2010, we completed the acquisition of land surrounding the airport for an aggregate surface of 777 hectares (3 square miles) for an aggregate price of Ps. 1,559,381 thousand (U.S.$ 121.3 million).  We received authorization from the Mexican Bureau of Civil Aviation to reallocate Ps. 386,538 thousand (amount expressed in nominal 2009 pesos) of our investment in this land to investments included in the 2011–2015 master development program for the Monterrey airport.  See “Item 5.  Operating and Financial Review and Prospects—Recent Developments—Reallocated Investments Under the Master Development Program for the Monterrey Airport.”

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

Tourist Destinations

Acapulco International Airport

The Acapulco airport is our seventh most important airport in terms of passenger traffic and air traffic movements and our sixth most important airport in terms of revenues.  According to the Mexican Bureau of Civil Aviation, the Acapulco airport was the 22nd busiest airport in Mexico in 2012 in terms of commercial and general aviation passenger traffic.  In 2010, 2011 and 2012, it accounted for approximately 6.4%, 5.1% and 4.3%, respectively, of our terminal passenger traffic.

In 2010, 2011 and 2012, a total of 736,878, 596,326 and 546,951 terminal passengers, respectively, were served by the Acapulco airport.  Of the terminal passengers in 2010, 74.3% were domestic, and 25.7% were international.  In 2011, 83.0% were domestic, and 17.0% were international.  In 2012, 88.9% were domestic, and 11.1% were international.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.  The decrease in passenger traffic at the Acapulco airport in recent years is mainly due to the negative perception of security in the city of Acapulco.

A total of 13 commercial airlines (nine regular airlines and four charter airlines) operated at the airport during 2012.  The principal Mexican airlines are Interjet, Aeroméxico Connect, Volaris, Aeroméxico, VivaAerobus and Aeromar.  Regular airlines operating at this airport serve four direct destinations:  Mexico City, Toluca, Tijuana and Monterrey.

The principal non-Mexican airline operating at the airport is United (formerly Continental), and its main direct destination is Houston.  During 2012, charter airlines operated four charter routes, of which the most popular were Toronto, Montreal and Atlanta.  The decrease in charter routes from 18 during 2011 to four during 2012 was mainly due to route cancellations as a consequence of the recent negative perspective of security in the city of Acapulco.  Delta stopped operations at the airport on April 7, 2012.

The Acapulco airport is located approximately 15 kilometers (9 miles) from the city of Acapulco in the state of Guerrero, which has a population (including its suburbs) of 789,971.  Guerrero is Mexico’s 12th largest state in terms of population, and the city of Acapulco is one of Mexico’s most recognized tourist destinations, of particular importance as a port of embarkation and disembarkation for cruise ships.  We believe that these cruise ship passengers could represent a significant portion of the airport’s terminal passengers.

The Acapulco airport operates 24 hours a day.  The airport has two operating runways and six taxiways.  The principal runway has a length of 3,300 meters (10,827 feet), and the auxiliary runway has a length of 1,700 meters (5,577 feet).  The apron servicing commercial aviation accommodates 15 airplanes.  Two of these spaces can accommodate a B-737 model or equivalent, another two can accommodate a B-747-400 model or equivalent and the remaining 11 can accommodate a B-757 model or equivalent.  Three of the 15 spaces have mechanical boarding bridges, and 13 of the spaces have fuel pumps.  The general aviation apron accommodates 29 aircraft.

The runway capacity at the Acapulco airport is 40 air traffic movements per hour.  The airport also has two instrument landing systems on for landing in low visibility on runways 10 and 28, which provide precise guidance to assist aircraft during landing.  The airport occupies a total area of 448.7 hectares (1.73 square miles) and has two buildings, one for commercial aviation and the other for executive or general aviation.  The building for commercial aviation has four floors and occupies a total area of 19,943 square meters (214,666 square feet), of which 1,648 square meters (17,774 square feet) is commercial space.  Besides having the instrument landing system, runway 10-28 has approach lights and flashes on both headers.  Currently, the Acapulco airport has a public parking facility that accommodates 245 vehicles.

The general aviation platform has capacity to park either seven Bravo (B) category aircraft and 22 Alpha (A) category aircraft or eight Bravo (B) category aircraft and 12 Alpha (A) category aircraft.  Two of these Bravo (B) category positions are used to load and unload passengers.  Additionally, a dual-position area enables both types of aircraft to park in these positions.  Runway 10-28 is 45 meters (148 feet) wide and meets Eco (E) standards.

Due to its technical and geographic characteristics, the Acapulco airport is the primary alternate airport of Mexico City.  The length of the airport’s runway as well as its elevation and average temperature makes it possible to operate airplanes at their maximum passenger, freight and fuel capacities.  There is currently no airport in closer proximity to the airport of Mexico City with better air traffic conditions than those of the Acapulco airport.

Mazatlán International Airport

The Mazatlán airport is our fifth most important airport in terms of passenger traffic.  According to the Mexican Bureau of Civil Aviation, the Mazatlán airport was the 18th busiest airport in Mexico in 2012 in terms of commercial and general aviation passenger traffic.  In 2010, 2011 and 2012, it accounted for approximately 6.5%, 6.1% and 5.3%, respectively, of our terminal passenger traffic.

In 2010, 2011 and 2012, a total of 756,122, 722,492 and 669,407 terminal passengers, respectively, were served by the Mazatlán airport.  Of the terminal passengers in 2010, 52.4% were domestic, and 47.6% were international.  In 2011, 55.3% were domestic, and 44.7% were international.  In 2012, 62.4% were domestic, and 37.6% were international.  The airport’s passengers are predominantly domestic tourists who come from Mexico City, Monterrey and Tijuana among other cities and international tourists who come primarily from the United States and Canada.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 16 commercial airlines operate at the airport (11 regular airlines and five charter airlines).  The Mexican regular airlines are Aeroméxico Connect, VivaAerobus, Volaris and Magnicharters.

The non-Mexican regular airlines operating at the airport are Alaska Airlines, US Airways, Mesa Airlines, United (formerly Continental) and American Eagle.  The airlines’ operations at the airport serve nine direct destinations throughout the year on a regular basis.  Of these destinations, Mexico City, Monterrey, Tijuana, Guadalajara, Los Mochis and San José del Cabo are the domestic routes.  The international destinations served by this airport are Phoenix, Los Angeles and Dallas-Fort Worth.  United (formerly Continental) stopped flying to and from Houston on November 29, 2012.  The non-Mexican charter airlines are West Jet, Sun Wing, Frontier, Aerolíneas Damojh and MN Airlines.  These charter airlines fly to and from Minneapolis, Seattle and Denver in the United States and to and from Vancouver, Calgary, Edmonton, Toronto, Kelowna and Winnipeg in Canada.

The Mazatlán airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of 438,434.  Mazatlán is the principal tourist destination of the Sinaloa region, with about 9,600 hotel rooms, according to the Mexican Ministry of Tourism (Secretaría de Turismo).  Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

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

Zihuatanejo International Airport

The Zihuatanejo airport is our eighth most important airport in terms of passenger traffic.  According to the Mexican Bureau of Civil Aviation, the Zihuatanejo airport was the 27th busiest airport in Mexico in 2012 in terms of commercial and general aviation passenger traffic.  In 2010, 2011 and 2012, it accounted for approximately 4.3%, 4.1% and 3.6%, respectively, of our terminal passenger traffic.

In 2010, 2011 and 2012, a total of 496,523, 480,613 and 457,906 terminal passengers, respectively, were served by the Zihuatanejo airport.  Of the terminal passengers in 2010, 57.1% were domestic, and 42.9% were international.  In 2011, 61.4% were domestic, and 38.6% were international.  In 2012, 62.5% were domestic, and 37.5% were international.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican economic conditions.

A total of 19 commercial airlines operate at the airport (11 regular airlines and eight charter airlines); the principal domestic airlines are Interjet, Aeroméxico Connect, Magnicharters and Aeromar.  Non-Mexican airlines operating at the airport include Alaska Airlines, United (formerly Continental) and US Airways.  In 2012, airlines operating at this airport served five regular destinations during the year:  Mexico City, Toluca, Los Angeles, Houston and Phoenix.  The most important seasonal airlines operating at this airport are Air Canada (Vancouver, Montreal and Calgary), WestJet (Calgary), Air Transat (Montreal), M.N. Airlines (Minneapolis) and CanJet (Toronto).

The Zihuatanejo airport is located approximately 12 kilometers (7 miles) from the city of Zihuatanejo.  Situated in the state of Guerrero, with a population of 118,211 people, the city of Zihuatanejo is one of Mexico’s most attractive tourist destinations, with approximately 6,004 hotel rooms, according to the Ministry of Tourism, a marina, world-class golf courses and a growing residential real estate market.

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

The quality of services offered at the Zihuatanejo airport has improved as a result of the rehabilitation of its runway, the remodeling and expansion of the departure gate area and the reconfiguration of the passenger and carry-on luggage screening area.

Regional Destinations

Chihuahua International Airport

The Chihuahua airport is our third most important airport in terms of passenger traffic and air traffic movements and our third most important airport in terms of revenues.  According to the Mexican Bureau of Civil Aviation, the Chihuahua airport was the 15th busiest airport in Mexico in 2012 in terms of commercial and general aviation passenger traffic.  In 2010, 2011 and 2012, it accounted for approximately 7.1%, 6.6% and 6.8%, respectively, of our terminal passenger traffic.

In 2010, 2011 and 2012, a total of 828,123, 782,133 and 855,129 terminal passengers, respectively, were served by the Chihuahua airport.  Of the terminal passengers in 2010, 91.7% were domestic, and 8.3% were international.  In 2011, 91.2% were domestic, and 8.8% were international.  In 2012, 91.3% were domestic, and 8.7% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of 10 commercial airlines operate at the airport (nine regular airlines and one charter airline); the principal airlines are Aeroméxico, Aeroméxico Connect, Interjet, Volaris, VivaAerobus, American Eagle and United (formerly Continental).  Airlines operating at this airport serve nine destinations:  Mexico City, Monterrey, Guadalajara, Ciudad Juárez, Hermosillo, Torreón, Dallas , Houston and Los Mochis.  VivaAerobus started flying to Guadalajara on February 15, 2010, and ended this route on August 19, 2011.  On May 22, 2012, Volaris started flying to and from Guadalajara three times a week.  On May 12, 2012, Aeroméxico started flying charter routes to and from Puerto Vallarta, Mazatlán and Cancún.

The Chihuahua airport is located approximately 18 kilometers (11 miles) from the city of Chihuahua, the capital of the state of Chihuahua.  The city’s population is 819,543.  The state of Chihuahua ranks fifth largest in terms of GDP.  Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

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

In September 2011, we began with the expansion of the waiting lounge at the Chihuahua airport from a total area of 875 square meters (9,418 square feet) to an expanded new area of 1,163 square meters (12,518 square feet).  On July 11, 2012, the expanded waiting lounge began operation.

Culiacán International Airport

The Culiacán airport is our second most important airport in terms of passenger traffic, air traffic movements and contribution to revenues.  According to the Mexican Bureau of Civil Aviation, the Culiacán airport was the 11th busiest airport in Mexico in 2012 in terms of commercial and general aviation passenger traffic.  In 2010, 2011 and 2012, it accounted for approximately 9.1%, 9.1% and 9.3%, respectively, of our terminal passenger traffic.

In 2010, 2011 and 2012, a total of 1,059,904, 1,070,706 and 1,168,380 terminal passengers, respectively, were served by the Culiacán airport.  Of the terminal passengers in 2010, 98.6% were domestic, and 1.4% were international.  In 2011, 98.8% were domestic, and 1.2% were international.  In 2012, 98.5% were domestic, and 1.5% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation.  In 2010, 2011 and 2012, commercial aviation accounted for approximately 95.4%, 96.8% and 97.5%, respectively, and general aviation accounted for approximately 4.6%, 3.2% and 2.5%, respectively, of the airport’s terminal passenger traffic.

A total of seven regular commercial airlines and one charter airline operate at the airport; the principal airlines are Volaris, VivaAerobus, Aeroméxico Connect, Interjet, Aeroméxico and Transportes Aeropacífico.  Airlines operating at this airport serve 10 destinations, including Mexico City, Tijuana, Guadalajara, Monterrey, La Paz, Hermosillo and San José del Cabo.  Volaris started flying to and from Hermosillo on October 19, 2012, but stopped flying this route on November 30, 2012.  Volaris also started flying a weekly international route to and from Los Angeles on August 4, 2012.

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

Although the Culiacán airport operates 16 hours a day, from 6:00 a.m. to 10:00 p.m. (local time), it frequently extends its hours of operation to service either cargo operations or late scheduled commercial flights.  Its runway capacity is 12 to 15 air traffic movements per hour.  The airport occupies a total area of 289.9 hectares (1.12 square miles) and has two air bridges.  An additional parcel of 32.5 hectares (0.13 square miles) of land in the southern part of the airport was acquired in 2008 as a strategic land reserve that we expect will allow future runway extension, as contemplated in the master development programs.

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

On February 16, 2012, the Culiacán airport entered into a construction process in order to increase its terminal building area by more than 3,000 square meters (32,292 square feet).  The project involved an internal refurbishment of nearly 2,500 square meters (26,910 square feet).  On November 7, 2012, construction was completed and the refurbished terminal building began operations.  The reconfiguration of the passenger inspection point is expected to optimize its operation, as it will operate with three simultaneous inspection posts that are expected to increase efficiency.  The waiting lounge was expanded to 1,856 square meters (19,978 square feet) from 1,130 square meters (12,163 square feet).  Similarly, the available commercial spaces at the completion of the project increased from 973 square meters (10,473 square feet) to 1,209 square meters (13,014 square feet).  This expansion project was complemented with renovations including the reconfiguration of the HVAC system.

Durango International Airport

In each of 2010, 2011 and 2012, the Durango airport accounted for approximately 1.9% of our terminal passenger traffic.

In 2010, 2011 and 2012, a total of 217,230, 227,131 and 241,946 terminal passengers, respectively, were served by the Durango airport.  Of the terminal passengers in 2010, 91.1% were domestic, and 8.9% were international.  In 2011, 91.3% were domestic, and 8.7% were international.  In 2012, 90.1% were domestic, and 9.9% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of three commercial airlines currently operate at the airport:  Aeroméxico Connect, Aeromar and United (formerly Continental).  United (formerly Continental) started flying a weekly route to and from Los Angeles on March 10, 2012.  Aeromar began operating at this airport on April 15, 2011, with two daily flights to and from Mexico City.

Airlines operating at this airport service five direct destinations (Mexico City, Tijuana, Houston, Chicago and Los Angeles) throughout the entire year.

The Durango airport is located approximately 16 kilometers (10 miles) from the City of Durango, which has a population of 582,267.  The state of Durango is rich in natural resources and is Mexico’s leading producer of wood, gold and bentonite and the second leading producer of silver.

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

San Luis Potosí International Airport

According to the Mexican Bureau of Civil Aviation, the San Luis Potosí airport was the 32nd busiest airport in Mexico in 2012 in terms of commercial and general aviation passenger traffic.  In 2010, 2011 and 2012, the San Luis Potosí airport accounted for approximately 1.9%, 2.1% and 2.2%, respectively, of our terminal passenger traffic.

In 2010, 2011 and 2012, a total of 222,854, 248,645 and 271,107 terminal passengers, respectively, were served by the San Luis Potosí airport.  Of the terminal passengers in 2010, 65.4% were domestic, and 34.6% were international.  In 2011, 67.6% were domestic, and 32.4% were international.  In 2012, 62.3% were domestic, and 37.7% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five commercial airlines operate at the airport:  Aeroméxico Connect, Aeromar, Magnicharters, American Eagle and United (formerly Continental).  Airlines operating at this airport serve five destinations (three domestic routes and two international routes).  Of these destinations, the airport’s most important direct routes are Mexico City, Dallas and Houston.

The San Luis Potosí airport is located approximately 15 kilometers (9 miles) from the northeast city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of 772,604.  The city of San Luis Potosí is equidistant, approximately 300 kilometers (186 miles), from three of the most important cities in Mexico (Mexico City, Guadalajara and Monterrey).  It is located within an area that represents 80%, in the aggregate, of Mexico’s total economic consumption, making it a natural distribution center for packing and shipping companies.  We are developing efforts to take advantage of this potential for cargo activities.  For example, in 2005, in collaboration with Estafeta Mexicana, S.A. de C.V., a major Mexican airfreight company, we completed the construction of an international cargo facility at this airport, which Estafeta Mexicana now occupies.  Estafeta Mexicana distributes approximately 100,000 shipments to over 2,500 destinations daily, has a network of 415 offices and several concessionaires, operates Boeing 737-300F and Bombardier CRJ aircraft flying daily to 12 domestic and two international destinations and maintains 1,500 vehicles for urban and interstate transportation.  The facilities include a seven-position platform for cargo activities.

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

Tampico International Airport

According to the Mexican Bureau of Civil Aviation, the Tampico airport was the 19th busiest airport in Mexico in 2012 in terms of commercial and general aviation passenger traffic.  In 2010, 2011 and 2012, it accounted for approximately 3.9%, 4.7% and 4.7%, respectively, of our terminal passenger traffic.

In 2010, 2011 and 2012, a total of 451,005, 548,083 and 594,797 terminal passengers, respectively, were served by the Tampico airport.  Of the terminal passengers in 2010, 89.9% were domestic, and 10.1% were international.  In 2011, 91.5% were domestic, and 8.5% were international.  In 2012, 92.6% were domestic, and 7.4% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

In 2012, the six commercial airlines operating at the airport were Interjet, Aeroméxico Connect, VivaAerobus, Aeromar, United (formerly Continental) and Aerolíneas Damojh, serving six direct destinations:  Mexico City, Monterrey, Veracruz, Reynosa, Guadalajara and Houston.

The Tampico airport serves the industrial zone of Tampico, Ciudad Madero and Altamira, which have a combined population of 706,771.  This industrial zone is home to companies in the petroleum and chemical industries.

The Tampico airport operates Monday, Wednesday and Friday from 6:30 a.m. to 9:30 p.m. (local time) and from 6:30 a.m. to 9:00 p.m. on Sunday, Tuesday, Thursday and Saturday.  The airport has three runways in operation.  The principal runway is 2,550 meters (8,366 feet) long with a capacity of 22 air traffic movements per hour and includes an instrument landing system, which provides precise guidance to assist aircraft during landing, the second runway is 1,300 meters (4,265 feet) in length, and the third runway (used exclusively for Alpha (A) category aircraft and visual flights) is 1,200 meters (3,937 feet) long.

The airport’s total area is 391.7 hectares (1.51 square miles).  Its facilities include a 6,250-square-meter (67,275-square-foot) terminal building, of which 562 square meters (6,046 square feet) are commercial spaces.  It has a four-position apron for commercial aviation, a 39-position Alpha (A) category apron for general aviation, two taxiways and a boarding lounge.  Currently, the Tampico airport has a public parking facility that accommodates 264 vehicles.

Torreón International Airport

According to the Mexican Bureau of Civil Aviation, the Torreón airport was the 28th busiest airport in Mexico in 2012 in terms of commercial and general aviation passenger traffic.  In 2010, 2011 and 2012, the Torreón airport accounted for approximately 2.9%, 3.2% and 3.3%, respectively, of our terminal passenger traffic.

In 2010, 2011 and 2012, a total of 338,003, 375,669 and 415,244 terminal passengers, respectively, were served by the Torreón airport.  Of the terminal passengers in 2010, 84.8% were domestic, and 15.2% were international.  In 2011, 86.3% were domestic, and 13.7% were international.  In 2012, 85.2% were domestic, and 14.8% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

In 2012, a total of seven commercial airlines operated at the airport, the principal of which are Aeroméxico, Aeroméxico Connect, VivaAerobus, United (formerly Continental) and American Airlines.  These airlines served six direct destinations:  Mexico City, Guadalajara, Chihuahua, Hermosillo, Dallas and Houston.  On March 1, 2011, VivaAerobus began operating a daily route to and from Mexico City.

The Torreón airport is located in the city of Torreón, which is part of the La Laguna region, Mexico’s top dairy-producing region and an important industrial and commercial region, with nearly 300 maquiladoras.  Approximately 639,629 people live in the city of Torreón, and approximately 1.5 million people live in La Laguna region.

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

Zacatecas International Airport

According to the Mexican Bureau of Civil Aviation, the Zacatecas airport was the 33rd busiest airport in Mexico in 2012 in terms of commercial and general aviation passenger traffic.  In 2010, 2011 and 2012 the Zacatecas airport accounted for approximately 2.3%, 2.1% and 2.1%, respectively, of our terminal passenger traffic.

In 2010, 2011 and 2012, a total of 268,577, 248,029 and 265,264 terminal passengers, respectively, were served by the Zacatecas airport.  Of the terminal passengers in 2010, 69.3% were domestic, and 30.7% were international.  In 2011, 75.3% were domestic, and 24.7% were international.  In 2012, 72.3% were domestic, and 27.7% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

Currently, the two Mexican commercial airlines that operate at this airport are Volaris and Aeroméxico Connect, which serve four direct destinations.  The airport’s domestic routes are to and from Mexico City and Tijuana.  On September 13, 2011, Volaris started flying to and from Mexico City.  International air traffic was negatively affected by Mexicana de Aviación’s suspension of operations.  Routes from Zacatecas to and from Oakland, Los Angeles and Chicago were operated by this airline.

Airlines operating at this airport serve four destinations:  Mexico City, Tijuana, Los Angeles and Chicago.  Volaris and Aeroméxico Connect started flying to and from Chicago on November 10, 2011, and December 2, 2011, respectively.  Aeroméxico Connect stopped flying its route to and from Chicago on March 31, 2012.

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

In January 2012, we began construction of a solar park at Zacatecas airport.  The main objective of the solar park is the generation of sustainable electricity through state-of-the-art technology in solar panels and solar parabolic concentrators.  The solar park installation uses two different photovoltaic generation technologies:  rigid monocrystalline silicon panels and photovoltaic parabolic concentrators, each with an installed capacity of 100 Kw in a land area of approximately 4,000 square meters (43,056 square feet), which is expected to be capable of generating more than 300,000 Kw/h per year for the airport.  This amount is enough to satisfy half of the airport’s total electricity requirements.

The decrease in carbon dioxide emissions is expected to be 160 tons, equal to planting approximately 2,000 trees every year during the useful life of the solar park.  In October 2012, the solar panels began operation, and the airport is expected to save approximately Ps. 312,163 thousand in energy costs in its first year of operation.  We believe that this solar park is among the first at an airport in Latin America.

Border Destinations

Ciudad Juárez International Airport

According to the Mexican Bureau of Civil Aviation, the Ciudad Juárez airport was the 17th busiest airport in Mexico in 2012 in terms of commercial and general aviation passenger traffic.  In 2010, 2011 and 2012, the Ciudad Juárez airport accounted for approximately 5.5%, 5.7% and 5.6%, respectively, of our terminal passenger traffic.

In 2010, 2011 and 2012, a total of 633,919, 673,364 and 699,394 terminal passengers, respectively, were served by the Ciudad Juárez airport.  Of the terminal passengers in 2010, 2011 and 2012, 99.8%, 99.8% and 99.9%, respectively, were domestic.

Five commercial airlines operate at the airport (four regular airlines and one charter airline), serving six destinations.  The airport serves 10 direct routes (seven are regular routes and three are charter routes).  Of these destinations, the airport’s most important direct routes are Mexico City, Guadalajara, Monterrey, Hermosillo and Tijuana..  On March 1, 2011, VivaAerobus started flying a daily route to and from Mexico City.  The Ciudad Juárez airport has general aviation international flights but does not currently have any international commercial routes.

VivaAerobus started flying to and from Mexico City and Guadalajara in 2010.  Aeroméxico has three daily direct flights to and from Mexico City.  Aeroméxico Connect serves destinations including Mexico City, Chihuahua, Guadalajara, Tijuana, Hermosillo and Monterrey.

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

Reynosa International Airport

According to the Mexican Bureau of Civil Aviation, the Reynosa airport was the 31st busiest airport in Mexico in 2012 in terms of commercial and general aviation passenger traffic.  In 2010, 2011 and 2012, the Reynosa airport accounted for approximately 1.7%, 1.8% and 2.4%, respectively, of our terminal passenger traffic.

In 2010, 2011 and 2012, a total of 198,138, 216,599 and 302,934 terminal passengers, respectively, were served by the Reynosa airport.  Of the terminal passengers in 2010, 2011 and 2012, 99.5%, 99.6% and 99.7%, respectively, were domestic.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

Aeroméxico, Aeroméxico Connect, VivaAerobus and Aeromar operate at the airport serving Mexico City, Veracruz, Poza Rica, Ciudad Victoria and Tampico, respectively.  On October 2, 2009, VivaAerobus started flying from Reynosa, being the first low-cost commercial airline to operate at this airport.  On September 1, 2010, Mexicana de Aviación cancelled operations at this airport.  On June 1, 2011, Aeromar started a daily route to and from Victoria City.  On March 12, 2012, VivaAerobus started flying to and from Mexico City.  On June 1, 2012, Aeromar started flying to and from Tampico every third day.

The airport is located in Reynosa, a city with a population of 608,891 inhabitants bordering the United States near the Gulf of Mexico.  The city is a major maquiladora center.  We believe that Reynosa’s robust industrial economic activity and proximity to the United States create the potential for growth in air cargo services.  Because Reynosa is a popular entry point to the United States, many of the airport’s passengers consist of Mexican migrant workers traveling to Reynosa in order to seek work in the United States.  Although the airport’s passengers are predominantly domestic, its passenger traffic and results of operations are affected by economic conditions in both Mexico and the United States.

The installation at the Reynosa airport of an instrument landing system (Category 1), allowing flights to operate at a minimum visual range of 61 meters (200 feet), has been completed, and the instrument landing system is expected to begin operation in May 2013.

The Reynosa airport operates 12 hours a day, from 7:00 a.m. to 7:00 p.m. (local time).  The airport has one runway, which is 1,900 meters (6,234 feet) in length and has a runway capacity of 18 air traffic movements per hour.

The airport’s total area is approximately 418 hectares (1.61 square miles).  The terminal building is 2,640 square meters (28,416 square feet), which includes 137 square meters (1,471 square feet) of commercial area.  It has a three-position apron for commercial aviation, a 15-position apron for general aviation, two taxiways, two private hangars, a boarding lounge and a public parking area with 150 spaces.  Additionally, in July 2010, a new general aviation terminal building opened for private aviation.  The building was created in order to improve the service of, and attract more, private air business.

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2012, over 10 international airlines and 10 Mexican airlines operated flights at our 13 airports.  Grupo Aeroméxico and VivaAerobus operated the most flights at our airports, followed by Interjet, United (formerly Continental) and Volaris.  In 2012, revenues from Grupo Aeroméxico and its affiliates were Ps. 664,246 thousand (U.S.$ 51.7 million), revenues from VivaAerobus were Ps. 378,865 thousand (U.S.$ 29.5 million), revenues from Interjet totaled Ps. 335,672 thousand (U.S.$ 26.1 million), and revenues from Volaris were Ps. 167,984 thousand (U.S.$ 13.1 million), representing 31.2%, 17.8%, 15.8% and 7.9%, respectively, of our aeronautical revenues from airline customers for 2012.  These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines.

Historically, traditional carriers such as Aeroméxico and Mexicana de Aviación had represented a substantial majority of the Mexican commercial airline market.  In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2012, passengers traveling on discount and low-cost carriers, such as VivaAerobus, Interjet and Volaris, accounted for approximately 50.0% of our commercial aviation passenger traffic.  Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has the potential to significantly increase the use of air transportation in Mexico.

Aeroméxico was previously owned by the Mexican federal government.  In November 2007, the Mexican Government, through NAFIN and IPAB (Instituto para la Protección al Ahorro Bancario) sold all of its remaining ownership interest in Aeroméxico and its affiliates to a group of investors led by Banamex.

Grupo Aeroméxico also controls Aeroméxico Connect, which operates at our airports, and Grupo Mexicana previously controlled ClickMexicana and MexicanaLink.  Both airlines previously managed the former largest provider of ramp-handling and baggage-handling services at our airports, Servicios de Apoyo en Tierra, or SEAT, a company governed by a trust controlled by Grupo Aeroméxico and Grupo Mexicana.  SEAT ceased operations on May 11, 2011.  Grupo Aeroméxico created the company Estrategias Especializadas de Negocios, S.A. de C.V., to provide itself with complementary services and also created the company Administradora Especializada en Negocios, S.A. de C.V., to render services to third parties.  Both companies have been authorized by the Mexican Bureau of Civil Aviation and have been in operation since May 12, 2011.

Aeroméxico and Mexicana de Aviación, along with Aeromar and Aeroméxico Connect, have in the past refused to pay certain increases in our airport service charges.  In December 2001, we entered into an agreement with the Mexican National Air Transportation Board and the Mexican Ministry of Communications and Transportation, pursuant to which we settled existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Under the agreement, the National Air Transportation Board agreed to cause our principal airline customers to enter into (i) contracts governing charges for certain aeronautical services and (ii) lease contracts for property used by the airlines.  Although our agreement with the National Air Transportation Board expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until December 31, 2008, at which time we entered into a new agreement with the National Air Transportation Board that offered incentives, including discounts, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports.  Subsequently, we entered into a new agreement covering the period from August 1, 2009, to December 31, 2011.  In 2012, we did not sign a new agreement, and we did not offer any incentive through, the National Air Transportation Board.  On January 1, 2013 we signed a new agreement with the National Air Transportation Board covering the period from January 1, 2013 through December 31, 2015.  Historically, amounts paid under these agreements have not been material, and we do not expect the current agreement or any similar future agreements with the National Air Transportation Board to have a material effect on our results of operations.

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

The following table sets forth our principal air traffic customers as of December 31, 2012:

Principal Air Traffic Customers	Percentage of 2010 Aeronautical Revenues	Percentage of 2011 Aeronautical Revenues	Percentage of 2012 Aeronautical Revenues
Domestic:
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	29.6%	31.8%	31.2%
VivaAerobus	14.1%	15.3%	17.8%
Interjet	9.7%	15.1%	15.8%
Volaris	5.6%	7.4%	7.9%
Grupo Aeromonterrey	2.4%	2.8%	3.4%
Aeromar	1.7%	1.2%	1.2%
I.C.C.S.	0.5%	1.1%	0.5%
Menzies Aviation	0.4%	0.4%	0.4%
DHL Express México	0.2%	0.3%	0.3%
Grupo Mexicana (Mexicana de Aviación, ClickMexicana and MexicanaLink)	10.5%	0.1%	0.0%
Aviacsa	0.5%	0.3%	0.0%
Other	7.5%	8.4%	5.6%
Total domestic	82.7%	84.1%	84.0%

International:
United (formerly Continental)	6.1%	5.6%	5.5%
American Airlines (including American Eagle)	4.0%	3.8%	4.5%
Alaska Airlines	1.7%	1.5%	1.4%
Delta	1.2%	1.3%	1.4%
US Airways (formerly America West (including Mesa))	0.2%	1.1%	0.8%
Charters	0.7%	0.7%	0.5%
Other	3.4%	1.8%	1.9%
Total international	17.3%	15.9%	16.0%
Total	100.0%	100.0%	100.0%

Complementary Services Customers

As of December 31, 2012, our principal complementary services clients are three principal providers of ramp-handling and baggage-handling services, Menzies Aviation, Administradora Especializada en Negocios, S.A. de C.V., and AGN Aviation Services, which provided Ps. 9,018 thousand, Ps. 5,787 thousand and Ps. 2,283 thousand, respectively, of revenues in the form of access fees in 2012.

Our primary catering client is Aerococina, S.A. de C.V., which provided Ps. 1,135 thousand in revenues in the aggregate in the form of access fees in 2012.

Principal Non-Aeronautical Services Customers

As of December 31, 2012, we were party to approximately 1,138 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time-share sales and promotions services and tourist information and promotion services.  As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers.  In 2012, our largest commercial customers were Publitop (advertising), Aerocomidas (food and beverage), Aeroboutiques (duty paid stores), Dufry (duty free), Wings (food and beverage), Federal Express (leasing of warehouse space), Aeroméxico, American Express (VIP lounges for commercial aviation passengers), Estafeta (leasing of landing space) and ICCS (VIP lounges for executive aviation passengers).

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

The relative attractiveness of the locations we serve is dependent on many factors, some of which are beyond our control.  These factors include the general state of the Mexican economy, and to a significant degree, the U.S. economy and the attractiveness of other commercial and industrial centers in Mexico, which may affect the attractiveness of Monterrey and other growing population centers in our airport group, such as Ciudad Juárez and San Luis Potosí.  In addition, with respect to Acapulco, Mazatlán and Zihuatanejo, these factors include promotional activities and pricing policies of hotel and resort operators, weather conditions, natural disasters (such as hurricanes and earthquakes) and the development of new resorts that may be considered more attractive.  There can be no assurance that the locations we serve will continue to attract the same level of passenger traffic in the future.

The Mexican Airport and Auxiliary Services agency currently operates 12 small airports in Mexico’s northern region, which collectively served 1,036,705 passengers in 2012, representing an increase of 11.5% from 2011 traffic, mainly as a result of the increases in passenger traffic transported to and from Colima, Querétaro, Matamoros, Tepic and Tamuín.

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

Sustainability and Our Corporate Culture

Sustainability is one of the core values of our corporate culture.  Our management system focuses on quality, customer service, health and safety in the workplace, care for the environment, social responsibility and corporate governance.  This allows us to respond in a balanced way to the relevant aspects of our interest groups through different actions and projects in our 13 airports.

Awards and Recognition

We are currently included in the Sustainable Price and Quotation Index of the Mexican Stock Exchange (Índice de Precios y Cotizaciones (IPC) Sustentable de la Bolsa Mexicana de Valores), which is valid through January 31, 2014, and the Transparency in Corporate Sustainability Index (Índice de Transparencia en Sustentabilidad Corporativa) published by GESOC (Gestión Social y Cooperación A.C.) and the Center for the Study of Institutional Governance at the IPADE Business School (Centro de Estudios para la Gobernabilidad Institucional del Instituto Panamericano de Alta Dirección de Empresas, or “IPADE”).

Since December 8, 2006, we have held a multisite ISO 9001 certification for our 13 airports and corporate offices.

On August 25, 2011, we received a multisite OHSAS 18001:2007 certification for our 13 airports and corporate offices, valid through August 25, 2014.

In 2012, the Mexican Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social) granted Level I Safe Company Certificates (Certificado de Empresa Segura Nivel I) to the Chihuahua and Monterrey airports and Level III Safe Company Certificates (Certificado de Empresa Segura Nivel III) to the Culiacán, Mazatlán and Torreón airports for achievement in the administration of health and safety in the workplace.  The San Luis Potosí airport was the first airport in Mexico to receive such certification in 2011.

In 2012, the Ciudad Juárez, Culiacán, Chihuahua, Durango, Mazatlán, San Luis Potosí and Tampico airports received the Environmental Quality Certificate (Certificado de Calidad Ambiental) issued by the Federal Attorney for Environmental Protection (Procuraduría Federal de Protección al Ambiente) for compliance with environmental regulations and adoption of environmentally-sound practices.

In 2012, we received a Certificate of Companies Free of Educational Underdevelopment (Certificado de Empresa Libre de Rezago Educativo) issued by the Mexican Institution for Adult Education (Instituto Mexicano para la Educación de los Adultos).

For the third consecutive year in 2012, we received a “Great Place to Work” Certificate granted by Great Place to Work en México, ranking in the top 100 companies to work for in Mexico, according to the ranking published by this organization.

On February 14, 2012, the Mazatlán airport was named the Best Regional Airport of 2011 in Latin America and the Caribbean by Airports Council International.

On March 13, 2012, for the fifth consecutive year, we received the Socially Responsible Business Distinction (Distintivo de Empresa Socialmente Responsible) granted by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía).

On May 30, 2012, we signed a partnership agreement with the Universidad Autónoma de Guerrero and launched a project to jointly assist in the preservation of the Tres Palos Lagoon and mangrove areas near the Acapulco airport.  Also, 2012 was the first year of operation the Environmental Management Unit (Unidad de Manejo Ambiental) for the restoration of Mangle Botoncillo mangroves near the Zihuatanejo airport.

On August 2, 2012, for the third consecutive year, we received an Addiction-Free Company Certificate (Certificado de Empresa Libre de Adicciones) issued by Premeditest for all of our workplace locations.

On August 15, 2012, we received a multisite ISO 14001:2007 certification for our 13 airports and corporate offices.  This certificate was issued by Lloyd’s Register Quality Assurance and is valid until August 14, 2014.

On December 9, 2012, we received an ISO 9001 qualification for the 2012–2015 period, with no instances of non-compliance, according to a report issued by Lloyd’s Register Quality Assurance, the certifying agency.

On March 6, 2013, Euromoney published its ranking of the Best Managed Companies in Latin America in 2013, in which we were ranked third in the Transport/Shipment/Logistics Sector.

REGULATORY FRAMEWORK

Sources of Regulation

The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:

•	the Mexican Airport Law, enacted December 22, 1995;

•	the regulations under the Mexican Airport Law (Reglamento del la Ley de Aeropuertos), enacted February 17, 2000;

•	the Mexican Communications Law (Ley de Vías Generales de Comunicación), enacted February 19, 1940;

•	the Mexican Civil Aviation Law (Ley de Aviación Civil), enacted May 12, 1995;

•	the regulations under the Mexican Civil Aviation Law (Reglamento de la Ley de Aviación Civil), enacted December 7, 1998;

•
the Mexican Federal Duties Law, enacted December 31, 1981, which may be revised on an annual basis and stipulates the applicable basis and rate for calculating the concession fee and duties payable under the current budget;

•	the Mexican National Assets Law (Ley General de Bienes Nacionales), enacted May 20, 2004;

•	the concessions that entitle our subsidiaries to operate our 13 airports for a term of 50 years beginning on November 1, 1998;

•	the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica), enacted December 24, 1992; and

•	the regulations under the Mexican Federal Economic Competition Law (Reglamento de la Ley Federal de Competencia Económica), enacted October 12, 2007.

The Mexican Airport Law and the regulations under the Mexican Airport Law establish the general framework regulating the construction, operation, maintenance and development of Mexican airport facilities.  The Mexican Airport Law’s stated intent is to promote the expansion, development and modernization of Mexico’s airport infrastructure by encouraging investment and competition.

Under the Mexican Airport Law, the holder of a concession granted by the Ministry of Communications and Transportation is required to construct, operate, maintain and develop a public service airport in Mexico.  A concession generally must be granted pursuant to a public bidding process, except for:  (i) concessions granted to either (a) entities considered part of “the federal public administration” as defined under Mexican law or (b) private companies whose principal stockholder may be a state or municipal government; (ii) concessions granted to operators of private airports (who have operated privately for five or more years) wishing to begin operating their facilities as public service airports; and (iii) complementary concessions granted to existing concession holders.  Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand.  On June 29, 1998, the Ministry of Communications and Transportation granted 13 concessions to operate, maintain and develop the 13 principal airports in Mexico’s Central North region to our subsidiaries.  Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process.  However, the process of selling Series BB shares currently representing 14.7% of our capital stock to our strategic shareholder pursuant to the privatization process was conducted through a public bidding process.  Each of our concessions was amended on September 12, 2000, in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.

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

On May 20, 2004, a new Mexican National Assets Law was adopted and published in the Official Gazette of the Federation that, among other things, establishes regulations relating to concessions on real property held in the public domain, including the airports that we operate.  The new Mexican National Assets Law establishes new grounds for revocation of concessions for failure to pay the applicable taxes, but does not specify which taxes must be paid, including whether certain taxes to municipalities must be paid by the concessionaire.

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

Concession holders are required to provide airport security, which must include contingent and emergency plans in accordance with the regulations under the Mexican Airport Law.  The security regulations shall be implemented in accordance with the requirements set forth in the National Program for Airport Security.  In addition, the regulations pertaining to the Mexican Airport Law specify that an airport concession holder is responsible for the inspection of passengers and carry-on luggage prior to approaching the departure gates and specify that the transporting airline is responsible for the inspection of checked-in luggage and cargo.  If public order or national security is endangered, the competent federal authorities are authorized to act to protect the safety of aircraft, passengers, cargo, mail, installations and equipment.  On June 1, 2010, the Mexican Bureau of Civil Aviation, along with the Ministry of Communications and Transportation, established new regulations for carry-on luggage.  The new regulations contain a list of prohibited items and restrictions on liquids, gels and aerosols.  These rules apply to carry-on luggage on both domestic and international flights.

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports to facilitate our airline customers’ compliance with the new baggage-screening guidelines.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening system since March 1, 2012.  The airlines that do not utilize our services continue to screen baggage by hand in order to comply with the baggage-screening guidelines.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus subject to potential liability, if Mexican law changes in the future.

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

Diversification Services.  Diversification services are not linked to the operation of the airport or aircraft and include hotel services, air cargo logistics services and real estate services.  These services are distinguished from commercial services based on the client served; commercial services are for passengers and activities in airport terminals, while the diversification services are intended to develop areas outside airport terminals.

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

The concessions require the concession holder to prepare and submit the concession holder’s master development program in a 24-month period and consider the necessary requirements of the airport users in the preparation of the master development program as well as the opinions of air carriers and operations and timetable’s committee.  The concession holder must submit a draft of the master development program to such committee and air carriers for their review and comments six months prior to its submission for approval to the Ministry of Communications and Transportation.  Further, the concession holder must submit, six months prior to the expiration of the five-year term, the new master development program to the Ministry of Communications and Transportation.  The Ministry of Communications and Transportation may request additional information or clarification as well as seek further comments from airport users.  The Mexican Ministry of Defense (Secretaría de la Defensa Nacional) may also opine on the master development programs.

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

Pursuant to the terms of our concessions, we are required to comply with the investment obligations under the master development programs on a year-by-year basis, and the Ministry of Communications and Transportation is entitled to review out compliance thereunder (and apply sanctions accordingly) on a year-by-year basis.  Although historically the Ministry of Communications and Transportation has indicated its intent to review our compliance with these obligations on an aggregate five-year basis, we understand that the Ministry of Communications and Transportation may also conduct more limited reviews of our compliance with our obligations on a year-by-year basis going forward.

During 2010, we negotiated the master development program for the 2011 to 2015 period with the Ministry of Communications and Transportation for each of our subsidiary concession holders.  This five-year program is in effect from January 1, 2011 until December 31, 2015.

Revenue Regulation

The Mexican Airport Law provides for the Ministry of Communications and Transportation to establish price regulations for services for which the Competition Commission determines that a competitive market does not exist.  In 1999, the Competition Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services.  This ruling authorized the Ministry of Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to third parties rendering complementary services in our airports.  On September 12, 2000, a new regulation, the Rate Regulation, was incorporated within the terms of each of our concessions.  This regulation provides a framework for the setting by the Ministry of Communications and Transportation of five-year maximum rates.

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

In 2012, approximately 67.8% of our total revenues were earned from aeronautical services subject to price regulation under the maximum rates.  Approximately 75.6% of the sum of our aeronautical and non-aeronautical revenues were earned from aeronautical services subject to price regulation under the maximum rates.

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

Historical Maximum Rates and Maximum Rates for 2011 through 2015

In 2000, the Ministry of Communications and Transportation set each airport’s maximum rates for the period from January 1, 2001, through December 31, 2005, in connection with the process for the opening of Mexico’s airports to private investment.  These initial maximum rates are set forth in the concession for each airport.  In December 2005, the Ministry of Communications and Transportation set new airport maximum rates for the period from January 1, 2006, through December 31, 2010.  In December 2010, the Ministry of Communications and Transportation set airport maximum rates for the period from January 1, 2011 through December 31, 2015.

The following tables set forth the maximum rates for each of our airports for the periods indicated under our 2006 to 2010 master development programs and under the master development programs that went into effect as of January 1, 2011.  These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.”

Historical Maximum Rates(1)

	Year Ended December 31,
	2006	2007	2008	2009	2010
Acapulco	177.84	176.49	175.18	173.86	172.56
Ciudad Juárez	138.95	137.91	136.88	135.85	134.84
Culiacán	153.78	152.64	151.50	150.35	149.22
Chihuahua	150.73	149.60	148.47	147.35	146.25
Durango	171.74	170.46	169.17	167.91	166.65
Mazatlán	176.51	175.19	173.87	172.57	171.28
Monterrey	142.24	141.17	140.11	139.07	138.03
Reynosa	161.08	159.88	158.68	157.49	156.30
San Luis Potosí	120.26	119.36	118.46	117.58	116.69
Tampico	170.37	169.09	167.83	166.57	165.31
Torreón	173.89	172.57	171.28	169.99	168.72
Zacatecas	180.19	178.84	177.49	176.16	174.84
Zihuatanejo	181.54	180.17	178.81	177.48	176.15

(1)
Expressed in constant pesos as of December 31, 2012, as required by the maximum rate regulation.  The maximum rate for each succeeding year from 2006 is reduced by the efficiency factor of 0.75% per year.

Current Maximum Rates(1)

	Year Ended December 31,
	2011	2012	2013(2)	2014	2015
Acapulco	195.26	193.90	200.68	199.28	197.88
Ciudad Juárez	152.76	151.69	154.78	153.70	152.62
Culiacán	162.97	161.83	165.22	164.07	162.91
Chihuahua	155.75	154.66	158.40	157.29	156.19
Durango	186.60	185.29	187.28	185.97	184.67
Mazatlán	181.51	180.24	184.40	183.11	181.83
Monterrey	152.24	151.18	152.96	151.89	150.83
Reynosa	176.42	175.19	177.22	175.98	174.75
San Luis Potosí	131.40	130.49	131.68	130.76	129.84
Tampico	177.26	176.02	177.93	176.68	175.44
Torreón	185.26	183.96	185.76	184.46	183.18
Zacatecas	197.67	196.28	198.28	196.89	195.51
Zihuatanejo	196.96	195.58	200.64	199.24	197.85

(1)
Expressed in constant pesos as of December 31, 2012, as required by the maximum rate regulation.  The maximum rate for each succeeding year from 2012 is reduced by the efficiency factor of 0.70% per year.

(2)
Increases to maximum rates for 2013 were negotiated with the Mexican Bureau of Civil Aviation to take into account the maintenance costs of baggage-screening systems in all of our airports required by mandatory circular CO SA 17.2/10 R1.  See “Item 5.  Operating and Financial Review and Prospects—Recent Developments—Increases in Maximum Rates Associated with Baggage-Screening Services.”

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

•
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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City).  On December 31, 2012, the daily minimum wage in Mexico City was Ps. 62.33.  As a result, the maximum penalty at such date could have been Ps. 3,116 thousand (U.S.$ 242,302) per airport.

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

Ownership Commitments and Restrictions

The concessions require us to retain a 51% direct ownership interest in each of its 13 concession holders throughout the term of these concessions.  Any acquisition by us or one of our concession holders of any additional airport concessions or of a beneficial interest of 30% or more of another concession holder requires the consent of the Competition Commission.  In addition, the concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.

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

•	knowingly appointing a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws;

•	the failure by the concession holder to pay the Mexican government the concession tax;

•	the failure by the concession holder to beneficially own at least 51% of the capital stock of its subsidiary concession holders;

•	a violation of the safety regulations established in the Mexican Airport Law and other applicable laws;

•	a total or partial interruption of the operation of an airport or its airport or complementary services without justified cause;

•	the failure to maintain the airport’s facilities;

•	the provision of unauthorized services;

•	the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third-party service provider;

•	charging prices higher than those registered with the Ministry of Communications and Transportation for regulated services or exceeding the applicable maximum rate;

•	any act or omission that impedes the ability of other service providers or authorities to carry out their functions within the airport; or

•	any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

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

The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession.  On December 31, 2012, the daily minimum wage in Mexico City was Ps. 62.33.  As a result, the maximum penalty at such date could have been Ps. 24,932 thousand (U.S.$ 1.9 million) per airport.

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

Grants of New Concessions

The Mexican government may grant new concessions to manage, operate, develop and construct airports.  Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities.  In addition, the government may grant concessions without a public bidding process to the following entities:

•
parties who hold permits to operate civil aerodromes and intend to transform the aerodrome into an airport so long as (i) the proposed change is consistent with the national airport development programs and policies, (ii) the civil aerodrome has been in continuous operation for the previous five years and (iii) the permit holder complies with all requirements of the concession;

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

Environmental Matters

Regulation

Our operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment.  The major federal environmental laws applicable to our operations are:  (i) the General Law of Ecological Equilibrium and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente) or the “General Environmental Law,” and its regulations, which are administered by the Ministry of the Environment and Natural Resources and enforced by the Ministry’s enforcement branch, the Federal Attorney for Environmental Protection; (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos), or the “Law on Waste”, which is also administered by the Ministry of the Environment and Natural Resources and enforced by the Federal Attorney for Environmental Protection; and (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission, also a branch of the Ministry of the Environment and Natural Resources.

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

Prior to the opening of Mexico’s airports to private investment, the Federal Attorney for Environmental Protection required that environmental audits be performed at each of our airports.  Based on the results of these audits, the Federal Attorney for Environmental Protection issued recommendations for improvements and corrective actions to be taken at each of our airports.  In connection with the transfer of the management of our airports from our predecessor, we entered into environmental compliance agreements with the Federal Attorney for Environmental Protection on January 1, 1999, and July 12, 2000, pursuant to which we agreed to comply with a specific action plan and adopt specific actions within a determined time frame.

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

Environmental Certification

In 2011, we received ISO 14001:2004 environmental certification for our 13 airports under the multisite scheme.  This certification recognizes us as a company that is committed to sound environmental practices.  The ISO 14001:2004 certification provides each of the 13 airports in the group with an environmental management system, including methodology for self-assessment and confirming compliance with our environmental policy.

In 2011 and 2012, we were selected to be one of the members of the Sustainability Index by the Mexican Stock Exchange.  The Mexican Stock Exchange Sustainability Index members were selected from among the 70 most traded stocks on the Mexican Stock Exchange based on evaluation criteria of corporate governance, environmental management and social responsibility.

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

Regulatory Changes Proposed by Mexico’s Competition Commission

On October 1, 2007, the Chairman of the Competition Commission released an independent report on the competitiveness of Mexico’s airports relative to each other and to international airports.  The Chairman’s report made the following recommendations as ways to increase efficiency at Mexican airports:

•	make economic efficiency a basis of tariff regulation for new concessions;

•	include income from commercial services as one of the factors in determining tariffs for new concessions;

•	strengthen the independence of the regulatory agency and increase the transparency of airport regulation;

•	promote greater efficiency in scheduling at airports with heavy volumes of passenger traffic;

•	promote greater competition between airports;

•	eliminate the Mexican Airport and Auxiliary Services agency’s role as exclusive fuel service provider;

•	eliminate barriers to entry for taxi providers at airports; and

•	be mindful of vertical integration among airports and airlines.

The Ministry of Communications and Transportation issued a response to the Competition Commission Chairman’s report that noted, among other matters, that according to its own calculations, Mexico’s airport charges were lower than 36 of the 50 international airports against which they were compared.  We also issued a joint press release along with the other two Mexican airport groups, Grupo Aeroportuario del Pacífico and Aeropuertos del Sureste, questioning the calculations and the comparisons drawn in the Competition Commission Chairman’s report and stating that we are committed to participate in a comprehensive review of the report in order to demonstrate our commitment to the efficient development of the airport sector.  In addition, after the Competition Commission Chairman’s report was released, on October 1, 2007, initiatives were introduced in Mexico’s Congress to make several reforms to the Mexican Airport Law that, if enacted, could have a material adverse effect on us.

On February 26, 2009, a legislative initiative was filed with the House of Deputies of the Congress of the Mexican Union (Congreso de la Unión) by representatives of PRD (Partido de la Revolución Democrática), PT (Partido del Trabajo) and CONVERGENCIA.

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

As of April 18, 2013, no such regulatory changes had been enacted.  Although we do not expect that the Competition Commission Chairman’s report or the congressional initiative will result in any regulatory changes in the short term, there can be no assurance that changes to the airport regulatory framework will not occur in the future.

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of December 31, 2012, including our direct and indirect ownership interest in each:

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description
Aeropuerto de Acapulco, S.A. de C.V.	Mexico	100	Holds concession for Acapulco International Airport

Aeropuerto de Ciudad Juárez, S.A. de C.V.	Mexico	100	Holds concession for Ciudad Juárez International Airport

Aeropuerto de Culiacán, S.A. de C.V.	Mexico	100	Holds concession for Culiacán International Airport

Aeropuerto de Chihuahua, S.A. de C.V.	Mexico	100	Holds concession for Chihuahua International Airport

Aeropuerto de Durango, S.A. de C.V.	Mexico	100	Holds concession for Durango International Airport

Aeropuerto de Mazatlán, S.A. de C.V	Mexico	100	Holds concession for Mazatlán International Airport

Aeropuerto de Monterrey, S.A. de C.V.	Mexico	100	Holds concession for Monterrey International Airport

Aeropuerto de Reynosa, S.A. de C.V.	Mexico	100	Holds concession for Reynosa International Airport

Aeropuerto de San Luis Potosí, S.A. de C.V.	Mexico	100	Holds concession for San Luis Potosí International Airport

Aeropuerto de Tampico, S.A. de C.V.	Mexico	100	Holds concession for Tampico International Airport

Aeropuerto de Torreón, S.A. de C.V.	Mexico	100	Holds concession for Torreón International Airport

Aeropuerto de Zacatecas, S.A. de C.V.	Mexico	100	Holds concession for Zacatecas International Airport

Aeropuerto de Zihuatanejo, S.A. de C.V.	Mexico	100	Holds concession for Zihuatanejo International Airport

Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	Mexico	100	Provider of administrative and other services at certain of our airports.

Operadora de Aeropuertos del Centro Norte, S.A. de C.V.	Mexico	100	Provider of operational services to our concessionaries.

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description
Holding Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	100
Holds 90% of the shares of the Consortium to develop and operate an NH-branded hotel and commercial areas inside the new Terminal 2 of Mexico City International Airport.  A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%.

Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	90
Holds a 20-year lease agreement with Mexico City International Airport to develop and operate a 287-room, 5-star hotel and more than 5,000 square meters (53,820 square feet) in commercial space inside Terminal 2.

Servicios Corporativos Terminal T2, S.A. de C.V.	Mexico	90	Provider of administrative and other services to Consorcio Grupo Hotelero T2, S.A. de C.V.

Servicios Complementarios del Centro Norte, S.A. de C.V.	Mexico	100	Provider of complementary services.

OMA Logística, S.A. de C.V.	Mexico	100	Develops and operates commercial areas in our concessionaries.

Servicios Aero Especializados del Centro Norte, S.A. de C.V.	Mexico	100	Provider of administrative and other services at certain of our airports.

OMA VYNMSA Aero Industrial Park, S.A. de C.V.	Mexico	51	Entity created to build and operate an industrial park at the Monterrey airport.

PROPERTY, PLANT AND EQUIPMENT

Pursuant to the Mexican National Assets Law, all real estate and fixtures in our airports are owned by the Mexican government.  Each of our concessions is scheduled to terminate in 2048, although each concession may be extended one or more times for up to an aggregate of an additional 50 years.  The option to extend a concession is subject to our acceptance of any changes to such concession that may be imposed by the Ministry of Communications and Transportation and our compliance with the terms of our current concessions.  Upon expiration of our concessions, these assets automatically revert to the Mexican government, including improvements we may have made during the terms of the concessions, free and clear of any liens and/or encumbrances, and we will be required to indemnify the Mexican government for damages to these assets, including any improvements thereon, except for those caused by normal wear and tear.

We use the property constituting our airports pursuant to our concessions.  Our corporate headquarters are located on the property of our Monterrey airport.

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events.  We also maintain general liability insurance but do not maintain business-interruption insurance.  Among other insurance policies, we carry a U.S.$ 50.0 million insurance policy covering damages to our property resulting from certain terrorist acts and a U.S.$ 1.0 billion policy covering personal and property damages to third parties.  We also carry a U.S.$ 200.0 million insurance policy covering damage to our assets and infrastructure.

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

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government.  The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers.  For example, approximately 67.8% of our total revenues in 2012 were earned from aeronautical services and approximately 75.6% of the sum of our aeronautical and non-aeronautical revenues in 2012 were earned from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation and the specific prices that we negotiate with airlines for the provision of aeronautical services.  The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.  In evaluating our aeronautical revenues, we focus principally on workload units, which measure volume, and aeronautical revenues per workload unit, which measures the contribution to aeronautical revenues from each workload unit.

We also derive revenues from non-aeronautical activities, which principally relate to the commercial activities carried out at our airports, such as the operation of parking facilities, advertising and the leasing of space to restaurants and retailers.  We also derive non-aeronautical revenues from diversification and complementary activities.  Our revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation (though they may be subject to regulation by other authorities).  Thus, our commercial revenues are principally affected by the passenger volume at our airports and the mix of commercial activities carried out at our airports.  We evaluate our non-aeronautical revenues by analyzing changes in overall non-aeronautical revenues and changes in non-aeronautical revenues per terminal passenger.

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

During 2012, our business initiatives were focused on maximizing aeronautical revenues and increasing non-aeronautical revenues through (i) the promotion of route development and the optimization of rates; (ii) improving the commercial offering and the passenger experience inside our airport terminals; (iii) growing our business OMA Carga in order to increase non-aeronautical revenues; (iv) increasing the operations of our current businesses related to airports such as the Terminal 2 NH Hotel; and (v) generating new sources of non-aeronautical revenues (such as real estate projects).

Recent Developments

Possible Amendments to the Mexican Airport Law

On December 14, 2011, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law.  The bill proposes that the Ministry of Communications and Transportation gain additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the proper operation of civil aviation in Mexico and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports.  The bill was approved by the Senate (Senado de la República) and submitted to the House of Deputies, which approved the bill with certain modifications and returned it to the Senate for final approval.  The amendments to the Mexican Airport Law set forth therein will become effective once the Senate has approved the final draft of the amendments and they are published in the Mexican Official Gazette of the Federation.  We do not expect these amendments to have a material impact on our business, results of operations, prospects or financial condition.

Among other changes, the bill proposes that the Ministry of Communications and Transportation, acting in its capacity as airport authority will have additional authority to (i) plan and apply the standards, policies and programs for the Mexican airport system to effectuate the proper operation of civil aviation in Mexico and (ii) establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports.  The Ministry of Communications and Transportation would also be authorized to verify compliance with the Mexican Airport Law, the Mexican Civil Aviation Law, the international treaties and applicable rules and regulations and will also be responsible for the proper operation of the Mexican Airport Registry.  Under this bill, the Ministry could:  (i) require the opinion of the Competition Commission regarding the granting of new concessions; and (ii) consider economic efficiency and reductions in user costs when granting airport concessions.  Likewise, under this bill, complementary services (such as ramp, traffic, fuel supply, aircraft repair and maintenance) in an airport concessionaire must be rendered on a competitive basis.

Under this bill, concessions would be granted for an initial period of up to 50 years, and could be extended for additional periods, without exceeding an additional 50 years.  The aforementioned extension would be subject to:  (i) compliance in all respects with the conditions stated in the concession; (ii) the favorable opinion of a commission composed of members of the Ministry of Defense, the Attorney General’s Office, the Navy and the Ministry of Communications and Transportation; (iii) the request of the extension five years prior to the expiration of the concession; and (iv) the acceptance of the new conditions set by the Ministry of Communications and Transportation.

After the bill becomes effective, every concession title, permit and authorization granted before the commencement of these amendments will have to be modified in accordance with this bill, within the calendar year following the commencement date of the bill.  We cannot predict whether these amendments will result in a change to our maximum rates.

Issuance of Ps. 1,500,000 Thousand in 10-Year Notes

On March 26, 2013, we issued Ps. 1,500,000 thousand in 10-year peso-denominated notes (certificados bursátiles) in the Mexican market pursuant to an indenture into which we entered in 2011.  Interest payments will be made on a semiannual basis at a fixed annual interest rate of 6.47%.  The principal amount will be repaid at maturity on March 14, 2023.  In connection with the issuance of these notes, a pledge was established on the Acapulco, Ciudad Juárez, Culiacan, Chihuahua, Mazatlan, Monterrey, Tampico, Torreon and Zihuatanejo airports.  The net proceeds from the placement are expected to be used to prepay existing debt and to fund committed investments under the master development programs for our 13 airports, as well as for strategic investments.  The notes received ratings of mxAA+ by Standard and Poor’s and AA+ (mex) by Fitch Ratings.

Issuance of Ps. 100,000 Thousand in 28-Day Commercial Paper

On March 21, 2013, we issued Ps. 100,000 thousand in 28-day peso-denominated notes (certificados bursátiles) in the Mexican market at a weighted discount rate of 4.17%.  The proceeds from this issuance are expected to be used for working capital and for general corporate purposes.  We expect to renew this short-term issuance after each maturity.  This issuance is part of a Ps. 200,000 thousand unsecured commercial paper program.  The program received ratings of mx A-1+ by Standard & Poor’s and F1+ (mex) by Fitch Ratings.

New Line of Credit with Scotiabank

On December 20, 2012, the Company entered into an agreement for a line of credit account with Scotiabank for Ps. 300,000 thousand with a maturity date of December 20, 2013, which amount was disbursed to us on January 25, 2013.  The line of credit is unsecured, and the interest rate is the 28-day Mexican interbank equilibrium rate (tasa de interés interbancaria de equilibrio, or “TIIE”) plus 90 basis points.  On April 25, 2013, we prepaid the outstanding amount of this credit.

Merger Between AMR Corporation and US Airways

On February 14, 2013, AMR Corporation and US Airways announced that they had signed an agreement to merge.  The combined airline will operate under the name of American Airlines and seeks to have a robust global network and a strong financial foundation.  The merger is to be effected pursuant to AMR Corporation’s plan of reorganization for its debtors in the airline’s cases currently pending under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York.

Zacatecas Airport Solar Park

In January 2012, we began construction of a solar park at Zacatecas airport.  The main objective of the solar park is the generation of sustainable electricity through state-of-the-art technology in solar panels and solar parabolic concentrators.  The solar park installation uses two different photovoltaic generation technologies:  rigid monocrystalline silicon panels and photovoltaic parabolic concentrators, each with an installed capacity of 100 Kw in a land area of approximately 4,000 square meters (43,056 square feet), which is expected to be capable of generating more than 300,000 Kw/h per year for the airport.  This amount is enough to satisfy half of the airport’s total electricity requirements.

The decrease in carbon dioxide emissions is expected to be 160 tons, equal to planting 2,000 trees every year during the useful life of the solar park.  In October 2012, the solar panels began operation, and currently generate approximately 50% of the total energy of the airport.

Strategic Alliance with VYNMSA to Develop and Operate an Industrial Park in the Monterrey Airport

In November 2012, we signed a strategic alliance agreement with VYNMSA to build and operate an industrial park at the Monterrey airport.  As part of this strategic alliance, 28 hectares within the Monterrey airport’s perimeter is expected to be developed for use as an industrial park.  We plan to develop land not needed for aeronautical operations at all of our airports for industrial, logistics or commercial uses that are directly or indirectly related to airport activities in order to strengthen the airports’ role as focal points of economic development in the cities where they are located.  As of December 31, 2012, our strategic alliance with VYNMSA had not generated any revenues.

Gasoline Service Station at Monterrey Airport

In December 2012, a gasoline service station within the Monterrey airport began operations.  The 2,500 square meters (26,910 square feet) of land on which the service station is located is identified for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Pemex Refining, for a renewable term of 15 years.  Grupo ORSAN is responsible for the operation of and all investments in the service station.  As of December 31, 2012, the leasing of space to Grupo ORSAN had not generated any revenues.

Reallocated Investments Under the Master Development Program for the Monterrey Airport

On October 1, 2012, we presented a proposal to the Mexican Bureau of Civil Aviation to recover previously acquired land strategically located adjacent to the Monterrey airport to allow the airport’s future growth, including a second runway, for Ps. 1,159,613 thousand (amount expressed in nominal 2009 pesos).  On December 4, 2012, we received authorization from the Mexican Bureau of Civil Aviation to reallocate Ps. 386,538 thousand (amount expressed in nominal 2009 pesos) in investments included in the 2011–2015 master development program for the Monterrey airport.  Additionally, during the 2011 master development plan review, Ps. 77,306 thousand was reallocated due to extraordinary adjustment of the Monterrey airport’s maximum rate under its master development program.  We are currently reviewing various possibilities for the recovery of the remaining land with the Mexican Bureau of Civil Aviation at a cost of Ps. 695,769 thousand.

Increases in Maximum Rates Associated with Baggage-Screening Services

On November 23, 2012, the Mexican Bureau of Civil Aviation published mandatory circular CO SA 17.2/10 R1 requiring all airlines to screen checked baggage and all airports to have screening equipment that complies with specified guidelines to provide the service to the airlines.  On November 30, 2012, after negotiation with the Mexican Bureau of Civil Aviation, the maximum rates of our thirteen airports were increased to take into account the maintenance cost incurred due to the operation of baggage-screening equipment.  The maximum rate increase is effective as of January 1, 2013.  See “Item 4.  Information on the Company—Business Overview—Revenue Regulation—Special Adjustments to Maximum Rates.”

Prepayment of Short-Term Debt

On January 22, 2013, we prepaid Ps. 95,000 thousand and on April 1, 2013, we prepaid the remaining Ps. 5,000 thousand of our outstanding short-term debt with Banco del Bajío.

On March 25, 2013, we prepaid Ps. 100,000 thousand and on March 26, 2013, we prepaid the remaining Ps. 150,000 thousand of our outstanding short-term debt with Banamex.

On April 1, 2013, we prepaid the remaining Ps. 200,000 thousand of our outstanding short-term debt with HSBC.

On April 25, 2013, we prepaid the remaining Ps. 300,000 thousand of our outstanding short-term debt with Scotiabank.

Operating Results

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps. 12.86 per U.S.$ 1.00, the interbank selling rate as reported by Banamex on December 31, 2012.

Passenger and Cargo Volumes

In 2012, approximately 85.5% of the terminal passengers using our airports were domestic.  Domestic traffic increased by 7.8% and international traffic decreased by 2.3% as compared to 2011.  In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States.  Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.  Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2010, 2011 and 2012, our 13 airports handled approximately 90,853, 88,599 and 89,860 metric tons of cargo, respectively.  Increases in our cargo volume are beneficial to us for purposes of the maximum-rate calculations, as cargo increases the number of our workload units.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volume for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
Domestic terminal passengers(1)	9,660.2	9,988.3	10,769.2
International terminal passengers(1)	1,927.5	1,784.3	1,825.1
Total terminal passengers(1)	11,587.7	11,772.6	12,594.4
Cargo units(1)	908.5	886.0	898.6
Total workload units(1)	12,496.2	12,658.6	13,493.0
Change in total terminal passengers(2)	0.6%	1.6%	7.0%
Change in workload units(2)	2.1%	1.3%	6.6%

Aeronautical revenues(3)	1,652,626	1,870,177	2,130,662
Change in aeronautical revenues(2)	8.2%	13.2%	13.9%
Aeronautical revenues per workload unit	132.2	147.7	157.9
Change in aeronautical revenues per workload unit(1)(2)	6.0%	11.7%	6.9%

Non-aeronautical revenues(3)	491,797	588,671	688,957
Change in non-aeronautical revenues(2)	33.3%	19.7%	17.0%
Non-aeronautical revenues per terminal passenger(4)	42.4	50.0	54.7
Change in non-aeronautical revenues per terminal passenger(2)	38.1%	17.9%	9.4%
Non-aeronautical revenues per terminal passenger, excluding hotel services(4)(5)	33.8	37.9	42.1
Change in non-aeronautical revenues per terminal passenger, excluding hotel services(2)(5)	10.1%	12.1%	11.1%

(1)
In thousands.  One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo.  Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(2)	In each case, as compared to previous period.

(3)	In thousands of pesos.

(4)	In pesos.

(5)	Figures presented for comparison purposes, as revenues from hotel services do not increase as a function of terminal passengers.

In 2012, we served 12.6 million terminal passengers, of which 10.8 million were domestic and 1.8 million were international, and approximately 0.2 million were transit passengers.

Classification of Revenues

We classify our revenues into three categories:  revenues from aeronautical services, revenues from non-aeronautical services and revenues from construction services.  Historically, a substantial majority of our total revenues have been derived from aeronautical services.  For example, in 2012, 67.8% of our total revenues were derived from aeronautical services, and the remainder of our revenues was derived from non-aeronautical services and construction services.  Aeronautical services represented 75.6% of the sum of our aeronautical and non-aeronautical revenues.

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

Our revenues from non-aeronautical services are not subject to price regulation under our maximum rates and generally includes revenues earned from:  (i) commercial activities, such as car parking (which may be subject to certain municipal regulations, but not to our maximum rates), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as advertising, retail and duty-free store operators, food and beverage providers, car rental companies, time-share sales and promotions service providers, and fees collected from other miscellaneous sources, such as financial services providers, telecommunications providers and other passenger services providers; (ii) diversification activities, which include revenues earned by the operation of the Terminal 2 NH Hotel of Mexico City International Airport, OMA Carga operations (air cargo logistics services) and real estate services; and (iii) complementary activities, which principally include the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations, as well as fees for access to federal zones and the baggage-screening system.

We recognize revenues from construction services derived from the improvements made to airports that are included in our master development programs.  We recognize revenues and costs for improvements to airport concessions that are included in the aiport’s master development program.  Construction service revenues related to the airport concession are determined based on negotiations between us and the Ministry of Communication and Transportation (recognized according to the percentage-of-completion method), as we construct or improve the airports based on the master development programs.  The Ministry of Communication and Transportation grants us the right to obtain revenues from the airport services rendered.

For a detailed description of the components of our aeronautical and non-aeronautical revenue categories, see “Item 4.  Information on the Company—Business Overview—Our Sources of Revenues.”

Fluctuations in the Peso

Between January 4, 2010, and December 30, 2011, the peso fluctuated from Ps. 12.91 per U.S.$ 1.00 to Ps. 13.95 per U.S.$ 1.00, reaching Ps. 14.25 per U.S.$ 1.00 on November 25, 2011.  From September 30, 2010, to March 31, 2011, the peso appreciated by approximately 5.4%, from Ps. 12.60 per U.S.$ 1.00 to Ps. 11.92 per U.S.$ 1.00.  Between March 31, 2011, and September 30, 2011, the peso fluctuated between Ps. 11.92 and Ps. 13.77 per U.S.$ 1.00.  From September 30, 2011, to March 30, 2012, the peso depreciated by approximately 7.0% from Ps. 13.77 per U.S.$ 1.00 to Ps. 12.81 per U.S.$ 1.00.  Between March 30, 2012 and September 28, 2012, the peso fluctuated between Ps. 12.81 and Ps. 12.86 per U.S.$ 1.00.  It began to appreciate, reaching Ps. 12.27 per U.S.$ 1.00 on April 18, 2013.

A depreciation of the peso affects our business in the following ways:  (i) international passengers and international flights pay tariffs denominated in U.S. dollars, and these tariffs are generally collected in Mexican pesos 30 to 60 days following the date of each flight, thus any depreciation of the Mexican peso has a positive impact on our results from operations which are denominated in Mexican pesos; and (ii) as of December 31, 2012, we had U.S.$ 23.3 million of liabilities denominated in U.S. dollars, causing foreign-exchange profits.  Any appreciation of the peso may cause foreign-exchange losses.

Aeronautical Revenues

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit (a workload unit is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services.  See “Item 4.  Regulatory Framework—Revenue Regulation” for a description of our maximum rates and the rate setting procedures for future periods.  The maximum rates for our airports have been determined for each year through December 31, 2015.

The following table sets forth our revenues from aeronautical services for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Aeronautical revenues:
Passenger charges	1,288,704	78.0%	1,516,749	81.1%	1,751,870	82.2%
Landing charges	102,788	6.2%	101,330	5.4%	109,045	5.1%
Aircraft parking charges	88,113	5.3%	80,671	4.3%	95,105	4.5%
Airport security charges	20,649	1.2%	21,817	1.2%	24,795	1.2%
Passenger walkway charges	19,014	1.2%	21,157	1.1%	24,378	1.1%
Other(1)	133,358	8.1%	128,453	6.9%	125,470	5.9%
Total aeronautical revenues	1,652,626	100.0%	1,870,177	100.0%	2,130,663	100.0%

(1)	Includes regulated access fees, leasing of space to airlines for their operations and leasing of space in the airside to cargo handling agents and shippers.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and the leasing of space to airlines, every three months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenues per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers.  Historically, our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers.  In 2012, passenger charges represented 82.2% of our aeronautical services revenues.  In 2012, aeronautical services represented 55.8% of our total revenues and 62.1% of the sum of our aeronautical and non-aeronautical revenues.

We seek to offer incentives, including significant discounts on charges for aeronautical services, to encourage carriers to establish new routes and take other measures expected to increase passenger traffic at our airports.  The Mexican Airport Law prevents discriminatory pricing, so incentives we offer must be available to any carrier meeting the conditions specified for those incentives.  In 2011, we offered incentives to Aeroméxico Connect and VivaAerobus to encourage them to establish new routes.  In 2012, we offered a general incentive scheme to all airlines that started new routes as well as airlines with increased passenger traffic as compared to 2011.  The main objective is to promote passenger growth in all of our airports.  We may continue to offer further incentives in the future.

For example, on November 22, 2006, we delivered a notice to the Mexican National Air Transportation Board and the Mexican Bureau of Civil Aviation setting forth certain criteria that carriers operating at the Monterrey airport must meet in order to qualify for an incentive package that included a discount equal to Ps. 75.0 per departing terminal passenger on passenger charges (representing approximately 40% of our usual passenger charge).

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

We believe that our participation in this agreement resulted in a decrease in our aeronautical revenues per terminal passenger in 2007 and 2008, and on September 10, 2008, we agreed with VivaAerobus to terminate the program.  As a result, we do not expect to provide further financial incentives to VivaAerobus for the traffic it generates at Monterrey.

In December 2001, we entered into an agreement with the National Air Transportation Board and the Ministry of Communications and Transportation, pursuant to which we settled existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Under the agreement, the National Air Transportation Board agreed to cause our principal airline customers to enter into (i) contracts governing charges for certain aeronautical services and (ii) lease contracts for property used by the airlines.  Although our agreement with the National Air Transportation Board expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until December 31, 2008, at which time we entered into a new agreement with the National Air Transportation Board that offered incentives, including discounts, for the establishment of new routes and other measures expected to increase passenger traffic volume at our airports.  Subsequently, we entered into a new agreement covering the period from August 1, 2009, to December 31, 2011.  In 2012, we did not sign a new agreement with, and we did not offer any incentive through, the National Air Transportation Board.  On January 1, 2013 we signed a new agreement with the National Air Transportation Board covering the period from January 1, 2013 through December 31, 2015.  Historically, amounts paid under these agreements have not been material, and we do not expect the current agreement or any similar future agreements with the National Air Transportation Board to have a material effect on our results of operations.

There can be no assurance that any such initiatives undertaken in the future will be carried out or will increase our passenger traffic volume or our revenues.

In 2012, our aeronautical revenues represented approximately 99.2% of the amount we were entitled to earn under the maximum rates applicable to all of our airports.  To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenues, this percentage could decrease.  There can be no assurance that we will be able to collect substantially all of the revenues we are entitled to earn from services subject to price regulation in the future.

Non-Aeronautical Revenues

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services.  The contribution to our total revenues from non-aeronautical services was 21.9% in 2012.  Our non-aeronautical revenues per terminal passenger increased from Ps. 50.0 in 2011 to Ps. 54.7 in 2012, due primarily to an increase in and improvement of diversification and commercial activities in all of our airports, especially our revenues from hotel services and car parking charges.  Our non-aeronautical revenues in 2012 represented 24.4% of the sum of our aeronautical and non-aeronautical revenues, and our revenues from commercial activities per terminal passenger increased from Ps. 28.6 in 2011 to Ps. 29.4 in 2012, due primarily to an increase in and improvement of commercial activities in all of our airports, especially our revenues from parking charges.

The following table sets forth our revenues from non-aeronautical activities for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Non-aeronautical revenues:
Commercial activities:
Car parking charges	110,724	22.5%	113,428	19.3%	124,300	18.0%
Advertising	46,604	9.5%	75,403	12.8%	82,494	12.0%
Retail operations	39,835	8.1%	40,101	6.8%	39,750	5.8%
Food and beverage operations	32,789	6.7%	35,843	6.1%	41,005	6.0%
Car rentals	32,374	6.6%	34,872	5.9%	37,355	5.4%
Time share	15,611	3.2%	15,253	2.6%	15,590	2.3%
Duty-free operations	11,083	2.3%	11,793	2.0%	11,412	1.7%
Financial services	3,592	0.7%	4,002	0.7%	4,493	0.7%
Communications	3,033	0.6%	3,059	0.5%	6,680	1.0%
Passenger services	2,320	0.5%	2,990	0.5%	7,711	1.1%
Total commercial activities	297,965	60.7%	336,744	57.2%	370,790	53.8%
Diversification activities:
Hotel services	99,823	20.3%	142,098	24.1%	158,477	23.0%
OMA Carga	21,648	4.3%	25,364	4.4%	31,184	4.5%
Real estate services	348	0.1%	638	0.1%	3,159	0.5%
Total diversification activities	121,819	24.7%	168,100	28.6%	192,820	28.0%
Complementary Activities:
Leasing of space(1)	42,349	8.6%	51,249	8.7%	58,692	8.5%
Baggage-screening services	0	N/A	0	N/A	25,820	3.7%
Other	6,877	1.4%	6,576	1.1%	7,896	1.1%
Total complementary activities	49,226	10.0%	57,825	9.8%	92,408	13.4%
Recovery of costs(2)	22,787	4.6%	26,002	4.4%	32,939	4.8%
Total non-aeronautical revenues	491,797	100.0%	588,671	100.0%	688,957	100.0%

(1)	Includes the leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).

(2)	Recovery of costs consists of utility and maintenance charges that are transferred to airlines and other tenants in our airports.

The majority of our non-aeronautical revenues are derived from commercial activities, which represented 53.8% of our non-aeronautical revenues in 2012.  Commercial activities include car parking charges (which may be subject to government regulation, but not to our maximum rates), rental and royalty payments from third parties operating retail stores and providing commercial services at our airports, such as advertising, food and beverage providers, car rentals, time-share sales and promotions services, duty-free stores and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers.

On an individual basis, our most important source of non-aeronautical revenues is hotel services provided by Terminal 2 NH Hotel of Mexico City International Airport, which represented 23.0% of our non-aeronautical revenues in 2012 and is part of our diversification activities.  Other than hotel services, diversification activities include OMA Carga operations (air cargo logistics services) and real estate services.

Complementary activities represented 13.4% of our non-aeronautical revenues in 2012.  These activities principally include the leasing of space to airlines and complementary service providers for first class/VIP lounges, baggage-screening services rendered by our subsidiary Servicios Complementarios del Centro Norte, S.A. de C.V., since March 1, 2012 and other activities not directly related to essential airport operations; as well as fees for access to federal zones.

Operating Costs

Our operating costs have been, and we believe that they will continue to be, funded entirely from our results of operations.  The following table sets forth our operating costs and certain other related information for the periods indicated:

	Year Ended December 31,
	2010	2011		2012
	Amount	Amount	% Change	Amount	% Change
	(in thousands of pesos, except percentages)
Operating Costs:
Cost of services:
Employee costs	138,122	149,899	8.5%	157,619	5.2%
Maintenance	61,250	72,325	18.1%	91,817	27.0%
Safety, security & insurance	86,056	100,594	16.9%	133,580	32.8%
Utilities	115,876	133,272	15.0%	143,306	7.5%
Real estate leases	22,432	25,629	14.3%	26,377	2.9%
Allowance for doubtful accounts	174,451	10,905	(93.7%)	(6,689)	(161.3%)
Hotel services costs	20,542	23,656	15.2%	28,220	19.3%
Statutory employee profit sharing	3,501	3,490	(0.3%)	8,322	138.5%
Other	66,152	86,321	30.5%	79,197	(8.3%)
Total cost of services	688,381	606,091	(12.0%)	661,749	9.2%
Maintenance provision	64,274	165,683	157.8%	164,208	(0.9%)
Construction costs	430,029	330,863	(23.1%)	321,718	(2.8%)
Administrative expenses	380,474	432,340	13.6%	452,217	4.6%
Concession taxes	103,067	115,979	12.5%	137,028	18.1%
Technical assistance fees	47,567	55,150	15.9%	67,365	22.1%
Depreciation and amortization(1)	149,232	165,088	10.6%	186,803	13.2%
Other expenses (income), net	(9,090)	(751)	(91.7%)	(9,924)	(1,221.4%)
Total operating costs	1,853,934	1,870,443	0.9%	1,981,164	5.9%

(1)	Depreciation reflects depreciation of fixed assets, and amortization reflects amortization of our concessions and rights to use airport facilities.

Cost of Services

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.  Our cost of services has increased from Ps. 606,091 thousand in 2011 to Ps. 661,749 thousand in 2012.  This increase was principally due to maintenance costs, which increased from Ps. 72,325 thousand in 2011 to Ps. 91,817 thousand in 2012, safety, security and insurance costs, which increased from Ps. 100,594 thousand in 2011 to Ps. 133,580 thousand in 2012, and hotel services costs, which increased from Ps. 23,656 thousand in 2011 to Ps. 28,220 thousand in 2012.

Construction Costs

We invest in additions and upgrades to our concession assets in accordance with our master development programs.  As our construction costs are equal to our revenues from construction services, we do not have a cash impact on our results of operations.

Administrative Expenses

Our administrative expenses consist primarily of personnel expenses, fees and expenses paid to consultants and other providers of professional services and other administrative overhead expenses.

Solidarity Fees

We and our subsidiaries have entered into inter-company agreements under which we provide services and make payments among us and our subsidiaries.  The payments under these agreements affect the revenues, operating costs and income at our individual subsidiaries but not our consolidated results.  Under the intercompany agreements, our parent company Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or GACN, and our administrative services subsidiaries provide certain services and guarantees to our airport operating subsidiaries (which may include payments to certain of our airport operating subsidiaries), in exchange for which our airport operating subsidiaries make payments to GACN and the service subsidiaries.  Each of our airports has entered into a “Solidarity Agreement” with our parent company, pursuant to which each of our airport operating subsidiaries pays a solidarity fee to GACN in exchange for which GACN guarantees the ongoing viability of that subsidiary’s concession, including, in the case of certain subsidiaries, by making payments to those subsidiaries to ensure that they have the resources to comply with their master development programs and other regulatory obligations.  As described under “Item 4.  Information on the Company—Regulatory Framework—General Obligations of Concession Holders,” in the event of a breach of one concession, the Ministry of Communications and Transportation is entitled to revoke all of the concessions held by our airport operating subsidiaries.  Therefore, our airport operating subsidiaries that generate higher revenues pay higher solidarity fees to our parent company to ensure the continued viability of the concessions held by our airport operating subsidiaries that generate lower revenues.  Amounts paid pursuant to the Solidarity Agreements are determined in accordance with Mexican transfer pricing regulations established under the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta) and are in line with a transfer pricing study that we commission annually from an independent third party.  The intercompany agreements also include agreements to provide other routine services, including negotiating regulated tariffs and interfacing with regulators, leasing of commercial real estate, trademark license royalties, marketing services and employee costs.  The costs of these services and guarantees, including the solidarity fees, are actual costs that are charged to individual airports.

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

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions.  In 2012, our depreciation and amortization expenses increased by 13.2%, as compared to 2011, as a result of the increase in investment improvements to concession assets during 2012.

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

Capital Expenditures

In 2012, capital expenditures were Ps. 392,130 thousand.  We funded our capital expenditures through cash flows from operations and debt, and we believe that we will continue to do so in the future.  See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Employee Statutory Profit Sharing

We are subject to the mandatory employee statutory profit sharing regime (participación de los trabajadores en las utilidades de las empresas, or “PTU”) established by the Mexican Federal Labor Law.  Under this regime, 10% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees other than the chief executive officer.

Taxation

On October 1, 2007, the Business Flat Tax was enacted, and it went into effect on January 1, 2008.  Business Flat Tax applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the Business Flat Tax, less certain authorized deductions.  Business Flat Tax payable is calculated by subtracting certain tax credits from the tax determined.  Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008.  The Business Flat Tax rate for 2012 is 17.5%.  We recognize deferred taxes based on the Mexican Income Tax (Impuesto sobre la renta) or Business Flat Tax that we expect to pay in the future.  We regularly review our deferred tax assets for recoverability and, if necessary, reduce our deferred tax assets to the amount that we believe we are likely to recover in the future based on a retrospective review of our historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences.

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

Under the 2010 Mexican Tax Reform Law, the corporate income tax rate was increased from 28% to 30% for the period from January 1, 2010, through December 31, 2012.

The 2010 Mexican Tax Reform Law contains reform provisions that may have a significant impact on many organizations with operations in Mexico.  Areas of Mexican tax law impacted include:  income tax rates, the tax consolidation regime, research and development tax credits, taxes on cash deposits, the excise tax and the value-added tax.  Other than the impact on our deferred income taxes resulting from the changes in the corporate income tax rates described above, the reform provisions included in the 2010 Mexican Tax Reform Law did not affect us.

Based on changes to the Mexican Income Tax Law in 2012, the corporate income tax rates will be 30% for 2013, 29% for 2014 and 28% for 2015 and thereafter.  Our deferred taxes were updated to reflect these changes as of December 31, 2012.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated:  the percentage that the Mexican peso devalued or appreciated against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate and the percentage that Mexican GDP changed as compared to the previous period:

	Year Ended December 31,
	2011	2012
(Appreciation) depreciation of the Mexican peso as computed to the U.S. dollar(1)	12.7%	(7.1%)
Mexican inflation rate(2)	3.8%	3.6%
U.S. inflation rate(3)	3.0%	1.7%
Increase in Mexican GDP(4)	3.9%	3.2%

(1)
Based on changes in the noon buying rate for Mexican pesos, as published by the U.S. Federal Reserve at the end of each period, which were as follows:  Ps. 12.38 per U.S.$ 1.00 as of December 30, 2010, Ps. 13.95 per U.S.$ 1.00 as of December 30, 2011, and Ps. 12.96 per U.S.$ 1.00 as of December 31, 2012.

(2)
Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican Central Bank.  The year-end Mexican Consumer Price Index was 103.551in 2011 and 107.246 in 2012.

(3)	Based on changes in the Consumer Price Index for all urban consumers before seasonal adjustment, as reported by the U.S. Department of Labor, Bureau of Labor Statistics.

(4)	In real terms, as reported by the Mexican Central Bank.

Due to the relatively low rate of inflation in Mexico in recent years, inflation has not had a material impact on our revenues or results of operations during 2011 and 2012.  However, the general condition of the Mexican economy, the devaluation of the peso as compared to the U.S. dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, the following:

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

Operating Results by Segment

The following table sets forth our results of operations for the periods indicated for each of our airports and our hotel.  In previous years, we presented our most significant airports as individual segments and combined the rest into “other segments,” and therefore prior periods have been recast to reflect the changes in the 2012 segment disclosures for purposes of comparability.

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos, except percentages)
Metropolitan Destination
Monterrey:
Revenues:
Aeronautical services	731,415	843,773	989,976
Non-aeronautical services	209,636	250,719	292,169
Construction services	192,050	184,574	72,331
Total revenues	1,133,101	1,279,066	1,354,476
Operating costs:
Costs and administrative expenses	217,079	212,517	230,395
Major maintenance provision	2,174	29,365	55,770
Construction costs	192,050	184,574	72,331
Depreciation and amortization	53,671	58,109	65,864
Solidarity fee	522,598	685,568	723,974
Total operating costs	987,572	1,170,133	1,148,334
Income from operations	145,529	108,933	206,142
Operating margin(1)	12.8%	8.5%	15.2%

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos, except percentages)
Tourist Destinations
Acapulco:
Revenues:
Aeronautical services	115,417	103,695	99,498
Non-aeronautical services	22,130	21,986	18,725
Construction services	44,382	4,853	19,665
Total revenues	181,929	130,534	137,888
Operating costs:
Costs and administrative expenses	64,046	46,893	50,720
Major maintenance provision	2,571	26,307	10,288
Construction costs	44,382	4,853	19,665
Depreciation and amortization	12,216	12,453	13,909
Solidarity fee	18,850	40,817	22,996
Total operating costs	142,065	131,323	117,578
Income from operations	39,864	(789)	20,310
Operating margin(1)	21.9%	(0.6%)	14.7%
Mazatlán:
Revenues:
Aeronautical services	117,603	122,733	122,061
Non-aeronautical services	34,947	36,440	34,900
Construction services	45,350	12,002	11,940
Total revenues	197,900	171,175	168,901
Operating costs:
Cost and administrative expenses	37,868	34,345	36,219
Major maintenance provision	8,307	20,224	6,583
Construction costs	45,350	12,002	11,940
Depreciation and amortization	8,862	9,450	10,903
Solidarity fee	70,878	88,545	78,126
Total operating costs	171,265	164,566	143,771
Income from operations	26,635	6,609	25,130
Operating margin(1)	13.5%	3.9%	14.9%

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos, except percentages)
Zihuatanejo:
Revenues:
Aeronautical services	78,644	77,611	89,602
Non-aeronautical services	16,528	17,537	17,401
Construction services	35,312	75,096	15,708
Total revenues	130,484	170,244	122,711
Operating costs:
Costs and administrative expenses	29,366	27,636	32,660
Major maintenance provision	2,011	(9,270)	6,360
Construction costs	35,312	75,096	15,708
Depreciation and amortization	8,381	9,265	11,909
Solidarity fee	21,769	41,378	39,920
Total operating costs	96,839	144,105	106,557
Income from operations	33,645	26,139	16,154
Operating margin(1)	25.8%	15.4%	13.2%
Regional Destinations
Chihuahua:
Revenues:
Aeronautical services	115,961	122,508	139,127
Non-aeronautical services	23,250	24,910	27,259
Construction services	31,874	19,101	26,654
Total revenues	171,085	166,519	193,040
Operating costs:
Costs and administrative expenses	30,236	28,517	33,260
Major maintenance provision	5,422	14,889	14,423
Construction costs	31,874	19,101	26,654
Depreciation and amortization	6,169	7,640	9,183
Solidarity fee	75,403	87,928	83,093
Total operating costs	149,104	158,075	166,613
Income from operations	21,981	8,444	26,427
Operating margin(1)	12.8%	5.1%	13.7%

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos, except percentages)
Culiacán:
Revenues:
Aeronautical services	147,441	168,427	194,285
Non-aeronautical services	20,324	23,614	26,605
Construction services	26,391	12,156	66,093
Total revenues	194,156	204,197	286,983
Operating costs:
Costs and administrative expenses	39,734	35,139	41,589
Major maintenance provision	6,936	44,969	7,561
Construction costs	26,391	12,156	66,093
Depreciation and amortization	8,599	9,319	10,608
Solidarity fee	91,973	110,822	125,593
Total operating costs	173,633	212,405	251,444
Income from operations	20,523	(8,208)	35,539
Operating margin(1)	10.6%	(4.0%)	12.4%
Durango:
Revenues:
Aeronautical services	30,628	38,390	45,051
Non-aeronautical services	10,785	6,046	6,723
Construction services	—	1,723	1,015
Total revenues	41,413	46,159	52,789
Operating costs:
Costs and administrative expenses	13,730	15,246	16,392
Major maintenance provision	6,708	11,353	7,152
Construction costs	—	1,723	1,015
Depreciation and amortization	2,723	3,306	3,966
Solidarity fee	5,025	15,749	15,783
Total operating costs	28,186	47,377	44,308
Income from operations	13,227	(1,218)	8,481
Operating margin(1)	31.9%	(2.6%)	16.1%

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos, except percentages)
San Luis Potosí:
Revenues:
Aeronautical services	43,747	51,845	63,281
Non-aeronautical services	11,512	12,018	13,836
Construction services	—	1,179	9,355
Total revenues	55,259	65,042	86,472
Operating costs:
Costs and administrative expenses	14,153	17,716	16,427
Major maintenance provision	(211)	24,256	7,419
Construction costs	—	1,179	9,355
Depreciation and amortization	2,618	2,818	3,208
Solidarity fee	19,534	21,446	37,616
Total operating costs	36,094	67,415	74,025
Income from operations	19,165	(2,372)	12,447
Operating margin(1)	34.7%	(3.6%)	14.4%
Tampico:
Revenues:
Aeronautical services	68,193	92,958	105,275
Non-aeronautical services	10,863	12,587	14,938
Construction services	—	5,510	8,028
Total revenues	79,056	111,055	128,241
Operating costs:
Costs and administrative expenses	36,369	23,592	27,217
Major maintenance provision	7,648	25,829	9,914
Construction costs	—	5,510	8,028
Depreciation and amortization	4,206	4,373	5,172
Solidarity fee	13,733	51,964	58,842
Total operating costs	61,956	111,268	109,173
Income from operations	17,100	(213)	19,068
Operating margin(1)	21.6%	(0.2%)	14.9%

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos, except percentages)
Torreón:
Revenues:
Aeronautical services	52,473	65,984	77,305
Non-aeronautical services	10,805	11,471	13,259
Construction services	—	—	10,231
Total revenues	63,278	77,455	100,795
Operating costs:
Costs and administrative expenses	21,362	22,107	23,411
Major maintenance provision	3,450	(18,536)	13,919
Construction costs	—	—	10,231
Depreciation and amortization	6,058	6,251	6,933
Solidarity fee	13,328	33,858	31,018
Total operating costs	44,198	43,680	85,512
Income from operations	19,080	33,775	15,283
Operating margin(1)	30.2%	43.6%	15.2%
Zacatecas:
Revenues:
Aeronautical services	41,917	44,698	51,177
Non-aeronautical services	5,773	6,528	6,713
Construction services	17,685	2,324	21,343
Total revenues	65,375	53,550	79,233
Operating costs:
Costs and administrative expenses	23,947	15,645	17,576
Major maintenance provision	886	(12,243)	5,929
Construction costs	17,685	2,324	21,343
Depreciation and amortization	3,595	4,106	4,467
Solidarity fee	252	18,896	20,409
Total operating costs	46,365	28,728	69,724
Income from operations	19,010	24,822	9,509
Operating margin(1)	29.1%	46.4%	12.0%

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos, except percentages)
Border Destinations
Ciudad Juárez:
Revenues:
Aeronautical services	80,682	101,423	110,444
Non-aeronautical services	17,369	18,345	20,563
Construction services	22,936	9,771	27,785
Total revenues	120,987	129,539	158,792
Operating costs:
Costs and administrative expenses	25,300	29,572	35,039
Major maintenance provision	9,900	(4,736)	12,701
Construction costs	22,936	9,771	27,785
Depreciation and amortization	6,741	7,982	8,222
Solidarity fee	27,305	52,316	54,289
Total operating costs	92,182	94,905	138,036
Income from operations	28,805	34,634	20,756
Operating margin(1)	23.8%	26.7%	13.1%
Reynosa:
Revenues:
Aeronautical services	28,504	36,132	53,719
Non-aeronautical services	5,917	6,601	8,143
Construction services	14,049	2,571	31,570
Total revenues	48,470	45,304	93,432
Operating costs:
Costs and administrative expenses	18,572	14,799	16,816
Major maintenance provision	8,470	13,277	6,188
Construction costs	14,049	2,571	31,570
Depreciation and amortization	2,234	2,911	3,671
Solidarity fee	2,018	11,172	25,299
Total operating costs	45,343	44,730	83,544
Income from operations	3,127	573	9,888
Operating margin(1)	6.5%	1.3%	10.6%
Hotel:
Revenues:
Non-aeronautical services	99,823	142,098	158,477
Total revenues	99,823	142,098	158,477
Operating costs:
Costs and administrative expenses	71,213	89,183	98,925
Depreciation and amortization	17,747	20,344	20,334
Total operating costs	(88,960)	(109,527)	(119,259)
Income from operations	10,863	32,571	39,218
Operating margin	10.9%	22.9%	24.7%

(1)	We determine operating margin per airport by dividing income from operations at each airport by total revenues for that airport.

Historically, our most profitable airport has been the Monterrey airport, which handles the majority of our international passengers.  In 2011, however, the Zihuatanejo airport was our most profitable airport.  In 2012, the Monterrey airport was again our most profitable airport.  We determine profitability per airport by dividing income from operations in each airport by total revenues for that airport.

Summary Historical Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated:

	Year Ended December 31,
	2010	2011		2012
	Amount	Amount	% Change	Amount	% Change
	(in thousands of pesos, except percentages)
Revenues:
Aeronautical services	1,652,626	1,870,177	13.2%	2,130,663	13.9%
Non-aeronautical services	491,797	588,671	19.7%	688,957	17.0%
Construction services	430,029	330,863	(23.1%)	321,718	(2.8%)
Total revenues	2,574,452	2,789,711	8.4%	3,141,338	12.6%
Operating costs:
Cost of services	688,381	606,091	(12.0%)	661,749	9.2%
Major maintenance provision	64,274	165,683	157.8%	164,208	(0.9%)
Construction costs	430,029	330,863	(23.1%)	321,718	(2.8%)
Administrative expenses	380,474	432,340	13.6%	452,217	4.6%
Technical assistance fees	47,567	55,150	15.9%	67,365	22.1%
Concession taxes	103,067	115,979	12.5%	137,028	18.1%
Depreciation and amortization	149,232	165,088	10.6%	186,803	13.2%
Other income (expense)	(9,090)	(751)	(91.7%)	(9,924)	(1,221.4%)
Total operating costs	1,853,934	1,870,443	0.9%	1,981,164	5.9%
Income from operations	720,518	919,268	27.6%	1,160,174	26.2%
Interest income (expense), net	(71,297)	(82,352)	15.5%	(76,082)	(7.6%)
Exchange gain (loss), net	1,562	(38,766)	N/A	23,168	(159.8%)
Income before income taxes	650,783	798,150	22.6%	1,107,260	38.7%
Income taxes	(8,796)	182,070	N/A	288,172	(58.3%)
Consolidated net income	659,579	616,080	(6.6%)	819,088	33.0%

Other operating data:
Operating margin(1)	28.0%	33.0%		36.9%
Net margin(2)	25.6%	22.1%		26.1%

(1)	Income from operations divided by total revenues, expressed as a percentage.

(2)	Net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year Ended December 31, 2012, Compared to the Year Ended December 31, 2011.

Consolidated Revenues

Total revenues for 2012 were Ps. 3,141,338 thousand, 12.6% higher than the Ps. 2,789,711 thousand recorded in 2011, primarily as a result of an increase in both aeronautical and non-aeronautical revenues.  The sum of aeronautical and non-aeronautical revenues in 2012 increased by 14.7% as compared to 2011.

Aeronautical revenues increased by 13.9% to Ps. 2,130,663 thousand in 2012, as compared to Ps. 1,870,177 thousand in 2011, due primarily to an increase in revenues from passenger charges from Ps. 1,516,749 thousand in 2011 to Ps. 1,751,870 thousand in 2012.  This increase in passenger charges was attributable to a 7.0% increase in passenger traffic from 12.0 million in 2011 to 12.8 million in 2012.  Aeronautical revenues per workload unit in 2012 were Ps. 157.9 compared to Ps. 147.7 in 2011, an increase of 6.9%.

Non-aeronautical revenues increased by 17.0% from Ps. 588,671 thousand in 2011 to Ps. 688,957 thousand in 2012, due primarily to revenues from our checked baggage-screening service, which has been operating since March 1, 2012 and amounted to Ps. 25,820 thousand in 2012, as well as revenues from hotel services, which increased by 11.5% to Ps. 158,477 thousand in 2012 from Ps. 142,098 thousand in 2011, car parking services, which increased by 9.6% to Ps. 124,300 thousand in 2012 from Ps. 113,428 thousand in 2011, the leasing of space, which increased by 14.5% to Ps. 58,692 thousand in 2012 from Ps. 51,249 thousand in 2011, and advertising, which increased by 9.4% to Ps. 82,494 thousand in 2012 from Ps. 75,403 thousand in 2011.  Non-aeronautical revenues per terminal passenger increased by 9.4%, from Ps. 50.0 in 2011 to Ps. 54.7 in 2012, due primarily to the development and implementation of commercial and diversification initiatives.

Revenues from construction services in 2012 were Ps. 321,718 thousand, a decrease of 2.8% from Ps. 330,863 thousand recognized in 2011, as a result of a decrease in investments in improvements of concession assets.

Revenues by Segment

On an airport-by-airport basis, the principal contributors to revenues in 2012 were the Monterrey airport (Ps. 1,354,476 thousand), the Culiacán airport (Ps. 286,983 thousand), the Chihuahua airport (Ps. 193,040 thousand), the Mazatlán airport (Ps. 168,901 thousand), the Ciudad Juárez airport (Ps. 158,792 thousand) and the Acapulco airport (Ps. 137,888 thousand).

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 17.3% from Ps. 843,773 thousand in 2011 to Ps. 989,976 thousand in 2012, due primarily to a 9.4% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 16.5% from Ps. 250,719 thousand in 2011 to Ps. 292,169 thousand in 2012, due primarily to a 13.6% increase in car parking revenues, a 23.7% increase in revenues from cargo activities and a 23.4% increase in revenues from third-party food and beverage operations as a result of the opening of new restaurants.  The sum of aeronautical and non-aeronautical revenues increased by 17.1% from Ps. 1,094,492 thousand in 2011 to Ps. 1,282,145 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 7.8% from Ps. 180.9 in 2011 to Ps. 195.1 in 2012, principally due to an increase in revenues from passenger charges.

Tourist Destinations

At the Acapulco airport, aeronautical revenues decreased by 4.0% from Ps. 103,695 thousand in 2011 to Ps. 99,498 thousand in 2012, due primarily to an 8.3% decrease in terminal passenger traffic.  Non-aeronautical revenues decreased by 14.8% from Ps. 21,986 thousand in 2011 to Ps. 18,725 thousand in 2012, due primarily to the decrease in terminal passenger traffic.  The sum of aeronautical and non-aeronautical revenues decreased by 5.9% from Ps. 125,681 thousand in 2011 to Ps. 118,223 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 2.7% from Ps. 209.3 in 2011 to Ps. 214.9 in 2012, principally due to a decrease in workload units and a decrease in revenues from passenger charges.

At the Mazatlán airport, aeronautical revenues decreased by 0.5% from Ps. 122,733 thousand in 2011 to Ps. 122,061 thousand in 2012, due primarily to a 7.3% decrease in terminal passenger traffic.  Non-aeronautical revenues decreased by 4.2% from Ps. 36,440 thousand in 2011 to Ps. 34,900 thousand in 2012, due primarily to a 11.6% decrease in time share-related revenues as a result of the termination of lease agreements by certain time-share vendors.  The sum of aeronautical and non-aeronautical revenues decreased by 1.4% from Ps. 159,173 thousand in 2011 to Ps. 156,961 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 6.3% from Ps. 217.2 in 2011 to Ps. 230.9 in 2012, principally due to an increase in revenues from passenger charges despite the decrease in terminal passenger traffic and a decrease in workload units.

At the Zihuatanejo airport, aeronautical revenues increased by 15.5% from Ps. 77,611 thousand in 2011 to Ps. 89,602 thousand in 2012, due primarily to a 19.9% increase in passenger charges, despite a 4.7% decrease in terminal passenger traffic.  Non-aeronautical revenues decreased by 0.8% from Ps. 17,537 thousand in 2011 to Ps. 17,401 thousand in 2012, due primarily to a 30.0% decrease in car rental revenues and an 18.1% decrease in food and beverage revenues, which were offset by a 661.4% increase in passenger services revenues as a result of improved and expanded passenger services and a 7.9% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 12.5% from Ps. 95,148 thousand in 2011 to Ps. 107,003 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 17.9% from Ps. 197.3 in 2011 to Ps. 232.6 in 2012, principally due to an increase in revenues from passenger charges and a decrease in workload units.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 13.6% from Ps. 122,508 thousand in 2011 to Ps. 139,127 thousand in 2012, due primarily to a 9.3% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 9.4% from Ps. 24,910 thousand in 2011 to Ps. 27,259 thousand in 2012, due primarily to a 17.6% increase in revenues from the leasing of space, a 13.7% increase in advertising revenues as a result of an increase in alternative advertising, including car exhibitions, kiosks and wall advertising, and a 3.6% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 12.9% from Ps. 147,418 thousand in 2011 to Ps. 166,386 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.7% from Ps. 177.7 in 2011 to Ps. 184.3 in 2012, principally due to an increase in revenues from passenger charges.

At the Culiacán airport, aeronautical revenues increased by 15.4% from Ps. 168,427 thousand in 2011 to Ps. 194,285 thousand in 2012, due primarily to a 9.1% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 12.7% from Ps. 23,614 thousand in 2011 to Ps. 26,605 thousand in 2012, due primarily to a 101.1% increase in revenues from the leasing of space, a 37.4% increase in car rental revenues as a result of the increase of car rental counters and a 7.6% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 15.0% from Ps. 192,041 thousand in 2011 to Ps. 220,890 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 5.7% from Ps. 173.4 in 2011 to Ps. 183.3 in 2012, principally due to an increase in revenues from passenger charges.

At the Durango airport, aeronautical revenues increased by 17.4% from Ps. 38,390 thousand in 2011 to Ps. 45,051 thousand in 2012, due primarily to a 6.5% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 11.2% from Ps. 6,046 thousand in 2011 to Ps. 6,723 thousand in 2012, due primarily to a 78.5% increase in a revenues from the leasing of space and a 532.2% increase in communications revenues as a result of the installation of wireless internet technology for passenger use.  The sum of aeronautical and non-aeronautical revenues increased by 16.5% from Ps. 44,436 thousand in 2011 to Ps. 51,774 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 9.2% from Ps. 194.3 in 2011 to Ps. 212.1 in 2012, principally due to an increase in revenues from passenger charges.

At the San Luis Potosí airport, aeronautical revenues increased by 22.1% from Ps. 51,845 thousand in 2011 to Ps. 63,281 thousand in 2012, due primarily to a 9.0% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 15.1% from Ps. 12,018 thousand in 2011 to Ps. 13,836 thousand in 2012, due primarily to a 20.4% increase in advertising revenues as a result of an increase in local advertising , a 23.0% increase in car rental revenues and a 8.5% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 20.8% from Ps. 63,863 thousand in 2011 to Ps. 77,117 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 14.2% from Ps. 122.3 in 2011 to Ps. 139.6 in 2012, principally due to an increase in revenues from passenger charges.

At the Tampico airport, aeronautical revenues increased by 13.3% from Ps. 92,958 thousand in 2011 to Ps. 105,275 thousand in 2012, due primarily to an 8.5% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 18.7% from Ps. 12,587 thousand in 2011 to Ps. 14,938 thousand in 2012, due primarily to a 25.8% increase in advertising revenues as a result of an increase in local advertising, a 15.6% increase in car rental revenues and a 45.9% increase in time-share–related revenues.  The sum of aeronautical and non-aeronautical revenues increased by 13.9% from Ps. 105,545 thousand in 2011 to Ps. 120,213 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.8% from Ps. 191.1 in 2011 to Ps. 200.2 in 2012, principally due to an increase in revenues from passenger charges.

At the Torreón airport, aeronautical revenues increased by 17.2% from Ps. 65,984 thousand in 2011 to Ps. 77,305 thousand in 2012, due primarily to a 10.5% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 15.6% from Ps. 11,471 thousand in 2011 to Ps. 13,259 thousand in 2012, due primarily to an increase in food and beverage revenues as a result of the opening of a new restaurant and a 15.1% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 16.9% from Ps. 77,455 thousand in 2011 to Ps. 90,564 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 6.1% from Ps. 202.3 in 2011 to Ps. 214.7 in 2012, principally due to an increase in revenues from passenger charges.

At the Zacatecas airport, aeronautical revenues increased by 14.5% from Ps. 44,698 thousand in 2011 to Ps. 51,177 thousand in 2012, due primarily to a 6.9% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 2.8% from Ps. 6,528 thousand in 2011 to Ps. 6,713 thousand in 2012, due primarily to a 304.3% increase in communication revenues as a result of the installation of wireless internet technology for passenger use and a 9.9% increase advertising revenues as a result of an increase in local advertising.  The sum of aeronautical and non-aeronautical revenues increased by 13.0% from Ps. 51,226 thousand in 2011 to Ps. 57,890 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit at the Zacatecas airport increased by 6.6% from Ps. 204.4 in 2011 to Ps. 217.9 in 2012, principally due to an increase in revenues from passenger charges.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 8.9% from Ps. 101,423 thousand in 2011 to Ps. 110,444 thousand in 2012, due primarily to a 3.9% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 12.1% from Ps. 18,345 thousand in 2011 to Ps. 20,563 thousand in 2012, due primarily to a 5.4% increase in car parking revenues, a 19.0% increase in advertising revenues as a result of an increase in alternative advertising, including kiosk exhibitions, and a 363.9% increase in time-share–related revenues from time-share vendors to whom we rent space in our airports. The sum of aeronautical and non-aeronautical revenues increased by 9.4% from Ps. 119,768 thousand in 2011 to Ps. 131,007 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.8% from Ps. 171.1 in 2011 to Ps. 179.3 in 2012, principally due to an increase in revenues from passenger charges.

At the Reynosa airport, aeronautical revenues increased by 48.7% from Ps. 36,132 thousand in 2011 to Ps. 53,719 thousand in 2012, due primarily to a 39.9% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 23.4% from Ps. 6,601 thousand in 2011 to Ps. 8,143 thousand in 2012, due primarily to a 23.2% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 44.8% from Ps. 42,733 thousand in 2011 to Ps. 61,862 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.5% from Ps. 194.2 in 2011 to Ps. 201.0 in 2012, principally due to an increase in revenues from passenger charges.

Hotel

At our hotel, total revenues increased by 11.5% from Ps. 142,098 thousand in 2011 to Ps. 158,477 thousand in 2012, due primarily to an increase in the annual average rate per room from Ps. 1,321 in 2011 to Ps. 1,478 in 2012, which more than offset the impact of a decrease in the annual average occupancy rate from 82.8% in 2011 to 79.3% in 2012.

Operating Results

Cost of Services

Our cost of services increased by 9.2% from Ps. 606,091 thousand in 2011 to Ps. 661,749 thousand in 2012, mainly as a result of increases in maintenance costs (from Ps. 72,325 thousand in 2011 to Ps. 91,817 thousand in 2012), security and insurance (from Ps. 100,594 thousand in 2011 to Ps. 133,580 thousand in 2012) and cost of services for the Terminal 2 NH Hotel (from Ps. 23,656 thousand in 2011 to Ps. 28,220 thousand in 2012).  As a percentage of the sum of aeronautical and non-aeronautical revenues, cost of services decreased from 24.7% in 2011 to 23.5% in 2012, mainly reflecting a decrease in allowance for doubtful accounts.

Administrative Expenses

Our administrative expenses increased by 4.6% from Ps. 432,340 thousand in 2011 to Ps. 452,217 thousand in 2012, due primarily to fees for studies conducted in anticipation of our ICAO certification, as well as studies conducted to evaluate diversification activities.

Technical Assistance Fee and Concession Tax

Our technical assistance fee increased by 22.1% from Ps. 55,150 thousand in 2011 to Ps. 67,365 thousand in 2012, reflecting an increase in profitability in 2012.  Our concession tax increased by 18.1% from Ps. 115,979 thousand in 2011 to Ps. 137,028 thousand in 2012, reflecting an increase in revenues in 2012.

Depreciation and Amortization

Our 13.2% increase in depreciation and amortization, from Ps. 165,088 thousand in 2011 to Ps. 186,803 thousand in 2012, was principally due to improvements to our concession assets.

Income from Operations

On a consolidated basis, our operating income increased by 26.2% from Ps. 919,268 thousand during 2011 to Ps. 1,160,174 thousand in 2012, due primarily to Ps. 360,772 thousand of additional aeronautical and non-aeronautical revenues.  Our operating margin increased from 33.0% in 2011 to 36.9% in 2012 and, considering only the sum of our aeronautical and non-aeronautical revenues, from 37.4% in 2011 to 41.2% in 2012.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “—Operating Results—Solidarity Fees.”  In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2012 were the Monterrey airport (Ps. 206,142 thousand), the Culiacán airport (Ps. 35,539 thousand), the Chihuahua airport (Ps. 26,427 thousand), the Mazatlán airport (Ps. 25,130 thousand), the Ciudad Juárez airport (Ps. 20,756 thousand) and the Acapulco airport (Ps. 20,310 thousand).

Metropolitan Destination

Operating income for the Monterrey airport increased from Ps. 108,933 thousand in 2011 to Ps. 206,142 thousand in 2012, due primarily to a 17.1% increase in the sum of aeronautical and non-aeronautical revenues, which outpaced a 9.2% increase in operating costs.  The increase in operating costs mainly reflected an increase in the major maintenance provision from Ps. 29,365 thousand in 2011 to Ps. 55,770 thousand in 2012 due to increased maintenance requirements, a 5.6% increase in the airport’s solidarity fee as a result of the increase in revenues, an increase from Ps. 12,208 thousand to Ps. 17,635 thousand in administrative expenses, mainly as a result of an increase of Ps. 2,500 thousand in the provision for minor legal proceedings with commercial tenants relating to their lease agreements, a 21.3% increase in insurance costs and a 21.4% increase in concession fees paid because of the increase in revenues.

Tourist Destinations

Operating income for the Acapulco airport increased from Ps. (789 thousand) in 2011 to Ps. 20,310 thousand in 2012, due primarily to a 22.6% decrease in operating costs, which outpaced a 5.9% decrease in the sum of aeronautical and non-aeronautical revenues.  The decrease in operating costs mainly reflected a decrease in the major maintenance provision from Ps. 26,307 thousand in 2011 to Ps. 10,288 thousand in 2012 due to decreased maintenance requirements and a 43.7% decrease in the airport’s solidarity fee as a result of the decrease in revenues and a decrease in operating costs before the solidarity fee.

Operating income for the Mazatlán airport increased from Ps. 6,609 thousand in 2011 to Ps. 25,130 thousand in 2012, due primarily to a 13.6% decrease in operating costs, which outpaced a 1.4% decrease in the sum of aeronautical and non-aeronautical revenues.  The decrease in operating costs mainly reflected a decrease in the major maintenance provision from Ps. 20,224 thousand in 2011 to Ps. 6,583 thousand in 2012 due to decreased maintenance requirements airport and an 11.8% decrease in the airport’s solidarity fee as a result of the decrease in revenues.

Operating income for the Zihuatanejo airport decreased from Ps. 26,139 thousand in 2011 to Ps. 16,154 thousand in 2012, due primarily to a 30.4% increase in operating costs, which outpaced a 12.5% increase in the sum of aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in the major maintenance provision from Ps. (9,270 thousand) in 2011 to Ps. 6,360 thousand in 2012 due to increased maintenance requirements.

Regional Destinations

Operating income for the Chihuahua airport increased from Ps. 8,444 thousand in 2011 to Ps. 26,427 thousand in 2012, due primarily to a 12.9% increase in the sum of aeronautical and non-aeronautical revenues, which outpaced a 0.7% increase in operating costs.  The increase in operating costs mainly reflected a 16.6% increase in administrative expenses as a result of a 24.2% increase in insurance costs and a 20.8% increase in concession fees paid because of the increase in revenues, which more than offset a 5.5% decrease in the airport’s solidarity fee as a result of an increase in operating costs before the solidarity fee.

Operating income for the Culiacán airport increased from Ps. (8,208 thousand) in 2011 to Ps. 35,539 thousand in 2012, due primarily to a 7.4% decrease in operating costs and a 15.0% increase in the sum of aeronautical and non-aeronautical revenues.  The decrease in operating costs mainly reflected a decrease in the major maintenance provision from Ps. 44,969 thousand in 2011 to Ps. 7,561 thousand in 2012 due to decreased maintenance requirements.

Operating income for the Durango airport increased from Ps. (1,218 thousand) in 2011 to Ps. 8,481 thousand in 2012, due primarily to a 5.2% decrease in operating costs and a 16.5% increase in the sum of aeronautical and non-aeronautical revenues.  The decrease in operating costs mainly reflected a decrease in the major maintenance provision from Ps. 11,353 thousand in 2011 to Ps. 7,152 thousand in 2012 due to decreased maintenance requirements.

Operating income for the San Luis Potosí airport increased from Ps. (2,372 thousand) in 2011 to Ps. 12,447 thousand in 2012, due primarily to a 20.8% increase in the sum of aeronautical and non-aeronautical revenues and a 2.4% decrease in operating costs.  The decrease in operating costs mainly reflected a decrease in the major maintenance provision from Ps. 24,256 thousand in 2011 to Ps. 7,419 thousand in 2012 due to decreased maintenance requirements.

Operating income for the Tampico airport increased from Ps. (213 thousand) in 2011 to Ps. 19,068 thousand in 2012, due primarily to a 4.4% decrease in operating costs and a 13.9% increase in the sum of aeronautical and non-aeronautical revenues.  The decrease in operating costs mainly reflected a decrease in the major maintenance provision from Ps. 25,829 thousand in 2011 to Ps. 9,914 thousand in 2012 due to decreased maintenance requirements.

Operating income for the Torreón airport decreased from Ps. 33,775 thousand in 2011 to Ps. 15,283 thousand in 2012, due primarily to a 72.3% increase in operating costs, which outpaced a 16.9% increase in the sum of aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in the major maintenance provision from Ps. (18,536 thousand) in 2011 to Ps. 13,919 thousand in 2012 due to increased maintenance requirements.

Operating income for the Zacatecas airport decreased from Ps. 24,822 thousand in 2011 to Ps. 9,509 thousand in 2012, due primarily to an 83.2% increase in operating costs, which outpaced a 13.0% increase in the sum of aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in the major maintenance provision from Ps. (12,243 thousand) in 2011 to Ps. 5,929 thousand in 2012 due to increased maintenance requirements.

Border Destinations

Operating income for the Ciudad Juárez airport decreased from Ps. 34,634 thousand in 2011 to Ps. 20,756 thousand in 2012, due primarily to a 29.5% increase in operating costs, which outpaced a 9.4% increase in the sum of aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in the major maintenance provision from Ps. (4,736 thousand) in 2011 to Ps. 12,701 thousand in 2012 due to increased maintenance requirements and an 18.5% increase in administrative expenses due to higher maintenance charges related mainly to maintenance of the terminal building.

Operating income for the Reynosa airport increased from Ps. 573 thousand in 2011 to Ps. 9,888 thousand in 2012, due primarily to a 44.8% increase in the sum of aeronautical and non-aeronautical revenues, which outpaced a 23.3% increase in operating costs.  The increase in operating costs mainly reflected a 62.2% increase in the airport’s solidarity fee as a result of the increase in revenues and a decrease in operating costs before the solidarity fee.

Hotel

Operating income for our hotel increased from Ps. 32,571 thousand in 2011 to Ps. 39,218 thousand in 2012, due primarily to a 11.5% increase in revenues due to a higher average rate per room.

Exchange Gain (Loss)

We had a net exchange gain in 2012 of Ps. 23,168 thousand, as compared to a loss of Ps. 38,766 thousand in 2011, due primarily to the appreciation of the peso and despite a 38.0% increase in dollar-denominated liabilities.  The exchange rate used to convert our dollar-denominated liabilities from pesos to U.S. dollars was Ps. 12.86 to U.S.$ 1.00 as of December 31, 2012 and Ps. 13.99 to U.S.$ 1.00 as of December 31, 2011.

Net Interest Expense

Our net interest expense decreased 7.6% from Ps. 82,352 thousand in 2011 to Ps. 76,082 thousand in 2012, due primarily to a 1.2% decrease in long-term debt from Ps. 1,528,895 thousand in 2011 to Ps. 1,505,141 thousand in 2012 and lower interest rates during 2012 compared to 2011.  84.2% of our long-term debt has a floating interest rate based on 28-day TIIE.  During 2011, the 28-day TIIE consistently declined, from 4.8750% on January 1, 2011 to 4.7900% on December 30, 2011, with a yearly average of  4.8231%.  During 2012, the 28-day TIIE conituned to decline until April, reaching 4.7175%, and it increased for the remainder of the year, closing at 4.8450% on December 31, 2012, with a yearly average of 4.7896%.

Income Taxes

We recorded an income tax expense of Ps. 288,172 thousand in 2012, as compared to Ps. 182,070 thousand in 2011, principally as a result of an increase in our deferred tax liability from Ps. 122,826 thousand in 2011 to Ps. 156,169 thousand in 2012, in addition to an increase in current Corporate Income Tax from Ps. 201,263 thousand in 2011 to Ps. 245,885 thousand in 2012 and an increase in current Business Flat Tax from Ps. 11,544 thousand in 2011 to Ps. 5,553 thousand in 2012.

The increase in current Corporate Income Tax from 2011 to 2012 resulted from an increase in taxable income in 2012.

The increase in our net deferred tax liability resulted principally from the decrease of tax loss carryforwards, a decrease in provisions and reserves that generate deductible temporary differences, which were offset by decreases in the investments in our intangible assets associated with our airport concessions, as well as fixed assets and an increase in Business Flat Tax credits from 2012 compared to 2011.

Our effective tax rate was 22.8% in 2011 and 26.03% in 2012.  The effective tax rates in 2012 and 2011 differed from the statutory rate of 30% as a result of permanent differences, mainly non-deductible expenses, and effects of inflation for tax purposes as well as changes in the value of tax loss carryforwards and projections associated with the tax regime to which we expect our individual airports to be subject in the future (Corporate Income Tax or Business Flat Tax).

Net Income

Our net income increased by 33.0% from Ps. 616,080 thousand to Ps. 819,088 thousand in 2012.  Earnings per share were Ps. 2.0327, and earnings per ADS were Ps. 16.2616.

Results of Operations for the Year Ended December 31, 2011, Compared to the Year Ended December 31, 2010.

Consolidated Revenues

Total revenues for 2011 were Ps. 2,789,711 thousand, 8.4% higher than the Ps. 2,574,452 thousand recorded in 2010, primarily as a result of an increase in both aeronautical and non-aeronautical revenues.  The sum of aeronautical and non-aeronautical revenues in 2011 increased by 14.7% as compared to 2010.

Aeronautical revenues increased by 13.2% to Ps. 1,870,177 thousand in 2011, as compared to Ps. 1,652,626 thousand in 2010, due primarily to an increase in revenues from passenger charges from Ps. 1,288,704 thousand in 2010 to Ps. 1,516,749 thousand in 2011.  This increase in passenger charges was attributable to an increase in terminal passenger traffic during the year.  Aeronautical revenues per workload unit in 2011 were Ps. 147.7 compared to Ps. 132.3 in 2010, an increase of 11.7%.

Non-aeronautical revenues increased by 19.7% from Ps. 491,797 thousand in 2010 to Ps. 588,671 thousand in 2011, due primarily to revenues from advertising, which increased by 61.8%, as well as revenues from hotel services, which increased by 42.4% to Ps. 142,098 thousand in 2011 from Ps. 99,823 thousand in 2010, the leasing of space, which increased by 21.0% to Ps. 51,249 thousand in 2011 from Ps. 42,349 thousand in 2010, and OMA Carga, which increased by 17.2% to Ps. 25,364 thousand in 2011 from Ps. 21,648 thousand in 2010.  Non-aeronautical revenues per terminal passenger increased by 17.8%, from Ps. 42.4 in 2010 to Ps. 50.0 in 2011, due primarily to the development and implementation of commercial and diversification initiatives.

Revenues from construction services in 2011 were Ps. 330,863 thousand, a decrease of 23.1% from Ps. 430,029 thousand recognized in 2010, as a result of a decrease in investments in improvements of concession assets.

Revenues by Segment

On an airport-by-airport basis, the principal contributors to revenues in 2011 were the Monterrey airport (Ps. 1,279,066 thousand), the Acapulco airport (Ps. 130,534 thousand), the Mazatlán airport (Ps. 171,175 thousand), the Culiacán airport (Ps. 204,197 thousand), the Chihuahua airport (Ps. 166,519 thousand) and the Zihuatanejo airport (Ps. 170,244 thousand).

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 15.4% from Ps. 731,415 thousand in 2010 to Ps. 843,773 thousand in 2011, due primarily to a 3.8% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 19.6% from Ps. 209,636 thousand in 2010 to Ps. 250,719 thousand in 2011, due primarily to the increase in terminal passenger traffic and a 109.4% increase in advertising revenues as a result of the increase in alternative advertising that includes kiosks and wall advertising.  The sum of aeronautical and non-aeronautical revenues increased by 16.3% from Ps. 941,051 thousand in 2010 to Ps. 1,094,492 thousand in 2011.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 12.8% from Ps. 160.4 in 2010 to Ps. 180.9 in 2011, principally due to an increase in revenues from passenger charges, which more than offset an increase in workload units.

Tourist Destinations

At the Acapulco airport, aeronautical revenues decreased by 10.2% from Ps. 115,417 thousand in 2010 to Ps. 103,695 thousand in 2011, due primarily to route cancellations by domestic airlines and a 19.1% decrease in terminal passenger traffic.  Non-aeronautical revenues decreased by 0.5% from Ps. 22,130 thousand in 2010 to Ps. 21,986 thousand in 2011, due primarily to the decrease in terminal passenger traffic.  The sum of aeronautical and non-aeronautical revenues decreased by 8.6% from Ps. 137,547 thousand in 2010 to Ps. 125,681 thousand in 2011.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 12.9% from Ps. 185.3 in 2010 to Ps. 209.3 in 2011, principally due to a decrease in workload units.

At the Mazatlán airport, aeronautical revenues increased by 4.3% from Ps. 117,603 thousand in 2010 to Ps. 122,733 thousand in 2011, due primarily to a 7.5% increase in passenger charges, despite a 4.4% decrease in terminal passenger traffic.  Non-aeronautical revenues increased by 4.5% from Ps. 34,947 thousand in 2010 to Ps. 36,440 thousand in 2011, due primarily to a 16.7% increase in advertising revenues and a 36.2% increase in food and beverage revenues as a result of improved product and commercial offerings with Aerocomidas, a food and beverage service provider.  The sum of aeronautical and non-aeronautical revenues increased by 4.3% from Ps. 152,550 thousand in 2010 to Ps. 159,173 thousand in 2011.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 9.2% from Ps. 198.8 in 2010 to Ps. 217.2 in 2011, principally due to an increase in revenues from passenger charges and a decrease in workload units.

At the Zihuatanejo airport, aeronautical revenues decreased by 1.3% from Ps. 78,644 thousand in 2010 to Ps. 77,611 thousand in 2011, due primarily to a 3.2% decrease in terminal passenger traffic.  Non-aeronautical revenues increased by 6.1% from Ps. 16,528 thousand in 2010 to Ps. 17,537 thousand in 2011, due primarily to a 17.1% increase in advertising revenues and a 21.7% increase in time-share–related revenues.  The sum of aeronautical and non-aeronautical revenues decreased by less than 0.1% from Ps. 95,172 thousand in 2010 to Ps. 95,148 thousand in 2011.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.6% from Ps. 190.5 in 2010 to Ps. 197.3 in 2011, principally due to an increase in revenues from passenger charges and a decrease in workload units.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 5.6% from Ps. 115,961 thousand in 2010 to Ps. 122,508 thousand in 2011, due primarily to a 8.4% increase in passenger charges, despite a 5.5% decrease in terminal passenger traffic.  Non-aeronautical revenues increased by 7.1% from Ps. 23,250 thousand in 2010 to Ps. 24,910 thousand in 2011, due primarily to a 26.3% increase in advertising revenues and a 10.7% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 5.9% from Ps. 139,211 thousand in 2010 to Ps. 147,418 thousand in 2011.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 12.1% from Ps. 158.5 in 2010 to Ps. 177.7 in 2011, principally due to an increase in revenues from passenger charges and a decrease in workload units.

At the Culiacán airport, aeronautical revenues increased by 14.2% from Ps. 147,441 thousand in 2010 to Ps. 168,427 thousand in 2011, due primarily to a 18.3% increase in passenger charges and a 0.9% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 16.2% from Ps. 20,324 thousand in 2010 to Ps. 23,614 thousand in 2011, due primarily to a 24.9% increase in retail revenues, a 6.9% increase in car parking revenues and a 23.1% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 14.5% from Ps. 167,765 thousand in 2010 to Ps. 192,041 thousand in 2011.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 13.5% from Ps. 152.8 in 2010 to Ps. 173.4 in 2011, principally due to an increase in revenues from passenger charges, which more than offset an increase in workload units.

At the Durango airport, aeronautical revenues increased by 25.3% from Ps. 30,628 thousand in 2010 to Ps. 38,390 thousand in 2011, due primarily to a 4.6% increase in terminal passenger traffic.  Non-aeronautical revenues decreased by 43.9% from Ps. 10,785 thousand in 2010 to Ps. 6,046 thousand in 2011, due primarily to solidarity revenues of Ps. 5,534 thousand paid in 2010to the airport by our parent company.  However, commercial revenues increased by 15.1% from Ps. 5,251 thousand in 2010 to Ps. 6,046 thousand in 2011, due primarily to a 161.7% increase in revenues from the leasing of space and a 9.6% increase in car parking revenues as a result of the increase in terminal passenger traffic.  The sum of aeronautical and non-aeronautical revenues increased by 7.3% from Ps. 41,413 thousand in 2010 to Ps. 44,436 thousand in 2011.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 18.7% from Ps. 163.6 in 2010 to Ps. 194.3 in 2011, principally due to an increase in revenues from passenger charges.

At the San Luis Potosí airport, aeronautical revenues increased by 18.5% from Ps. 43,747 thousand in 2010 to Ps. 51,845 thousand in 2011, due primarily to an 11.6% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 4.4% from Ps. 11,512 thousand in 2010 to Ps. 12,018 thousand in 2011, due primarily to a 6.4% increase in revenues from the leasing of space to airlines, a 17.4% increase in advertising revenues and 65.8% increase in food and beverage revenues as a result of the opening of new restaurants.  The sum of aeronautical and non-aeronautical revenues increased by 15.6% % from Ps. 55,259 thousand in 2010 to Ps. 63,863 thousand in 2011.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 8.6% from Ps. 112.7 in 2010 to Ps. 122.3 in 2011, principally due to an increase in revenues from passenger charges.

At the Tampico airport, aeronautical revenues increased by 36.3% from Ps. 68,193 thousand in 2010 to Ps. 92,958 thousand in 2011, due primarily to a 21.5% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 15.9% from Ps. 10,863 thousand in 2010 to Ps. 12,587 thousand in 2011, due primarily to a 24.0% increase in car parking revenues, a 34.1% increase in revenues from the leasing of space and 17.3% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 33.5% from Ps. 79,056 thousand in 2010 to Ps. 105,545 thousand in 2011.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 10.4% from Ps. 173.1 in 2010 to Ps. 191.1 in 2011, principally due to an increase in revenues from passenger charges.

At the Torreón airport, aeronautical revenues increased by 25.7% from Ps. 52,473 thousand in 2010 to Ps. 65,984 thousand in 2011, due primarily to an 11.1% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 6.2% from Ps. 10,805 thousand in 2010 to Ps. 11,471 thousand in 2011, due primarily to a 16.6% increase in car parking revenues and 22.0% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 22.4% from Ps. 63,278 thousand in 2010 to Ps. 77,455 thousand in 2011.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 10.1% from Ps. 183.7 in 2010 to Ps. 202.3 in 2011, principally due to an increase in revenues from passenger charges.

At the Zacatecas airport, aeronautical revenues increased by 6.6% from Ps. 41,917 thousand in 2010 to Ps. 44,698 thousand in 2011, due primarily to a 9.7% increase in passenger charges, despite a 7.1% decrease in terminal passenger traffic.  Non-aeronautical revenues increased by 13.1% from Ps. 5,773 thousand in 2010 to Ps. 6,528 thousand in 2011, due primarily to a 111.2% increase in food and beverage revenues as a result of the opening of new restaurants and a 16.5% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 7.4% from Ps. 47,690 thousand in 2010 to Ps. 51,226 thousand in 2011.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 15.7% from Ps. 176.8 in 2010 to Ps. 204.5 in 2011, principally due to an increase in revenues from passenger charges and a decrease in workload units.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 25.7% from Ps. 80,682 thousand in 2010 to Ps. 101,423 thousand in 2011, due primarily to a 6.2% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 5.6% from Ps. 17,369 thousand in 2010 to Ps. 18,345 thousand in 2011, due primarily to an 8.2% increase in car parking revenues and a 16.5% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 22.1% from Ps. 98,051 thousand in 2010 to Ps. 119,768 thousand in 2011.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 15.5% from Ps. 148.1 in 2010 to Ps. 171.1 in 2011, principally due to an increase in revenues from passenger charges.

At the Reynosa airport, aeronautical revenues increased by 26.8% from Ps. 28,505 thousand in 2010 to Ps. 36,132 thousand in 2011, due primarily to a 9.3% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 11.6% from Ps. 5,917 thousand in 2010 to Ps. 6,601 thousand in 2011, due primarily to 23.6% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 24.1% from Ps. 34,421 thousand in 2010 to Ps. 42,733 thousand in 2011.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 14.0% from Ps. 170.4 in 2010 to Ps. 194.2 in 2011, principally due to an increase in revenues from passenger charges.

Hotel

At our hotel, total revenues increased by 42.3% from Ps. 99,823 thousand in 2010 to Ps. 142,098 thousand in 2011, due primarily to an increase in our annual average occupancy rate from 63.6% in 2010 to 82.8% in 2011, as well as an increase in the annual average rate per room from Ps. 1,158 in 2010 to Ps. 1,321 in 2011.

Operating Results

Cost of Services

Our cost of services decreased by 12.0% from Ps. 688,381 thousand in 2010 to Ps. 606,091 thousand in 2011, mainly as a result of the decrease of the allowance for doubtful accounts from Ps. 174,451 thousand in 2010 to Ps. 10,905 thousand in 2011.  As a percentage of the sum of aeronautical and non-aeronautical revenues, our cost of services decreased from 32.1% in 2010 to 24.6% in 2011, mainly reflecting a decrease in allowance for doubtful accounts due to the effect in 2010 of the suspension of operations by Grupo Mexicana.

Administrative Expenses

Our administrative expenses increased by 13.6% from Ps. 380,474 thousand in 2010 to Ps. 432,340 thousand in 2011, due primarily to the hiring of new administrative personnel, fees paid for diversification projects and expenses incurred for studies required for Aerodrome certification under ICAO standards, as well as ISO 14001 and OHSAS 18001 certifications obtained in 2011.

Technical Assistance Fee and Concession Tax

Our technical assistance fee increased by 16.0% from Ps. 47,567 thousand in 2010 to Ps. 55,150 thousand in 2011, reflecting an increase in profitability in 2011.  Our concession tax increased by 12.5% from Ps. 103,067 thousand in 2010 to Ps. 115,979 thousand in 2011, reflecting an increase in revenues in 2011.

Depreciation and Amortization

Our 10.7% increase in depreciation and amortization, from Ps. 149,232 thousand in 2010 to Ps. 165,088 thousand in 2011, was principally due to improvements to our concession assets during 2010 that were amortized for a full year in 2011, as well as improvements to our concession assets in 2011.

Income from Operations

On a consolidated basis, our operating income increased by 27.6% from Ps. 720,518 thousand in 2010 to Ps. 919,268 thousand in 2011, due primarily to Ps. 314,425 thousand of additional aeronautical and non-aeronautical revenues.  Our operating margin increased from 28.0% in 2010 to 33.0% in 2011 and, considering only the sum of our aeronautical and non-aeronautical revenues, from 33.6% in 2010 to 37.4% in 2011.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “—Operating Results—Solidarity Fees.”  In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2011 were the Monterrey airport (Ps. 108,933 thousand), the Ciudad Juárez airport (Ps. 34,634 thousand), the Torreón airport (Ps. 33,775 thousand), the Zihuatanejo airport (Ps. 26,139 thousand), the Zacatecas airport (Ps. 24,822 thousand) and the Chihuahua airport (Ps. 8,444 thousand).

Metropolitan Destination

Operating income for the Monterrey airport decreased from Ps. 145,529 thousand in 2010 to Ps. 108,933 thousand in 2011, due primarily to a 23.9% increase in operating costs, which outpaced a 16.3% increase in the sum of aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in the major maintenance provision from Ps. 2,174 thousand in 2010 to Ps. 29,365 thousand in 2011 due to increased maintenance requirements and a 31.2% increase in the airport’s solidarity fee as a result of the increase in revenues.

Tourist Destinations

Operating income for the Acapulco airport decreased from Ps. 39,864 thousand in 2010 to Ps. (789 thousand) in 2011, due primarily to a 29.5% increase in operating costs and an 8.6% decrease in the sum of aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in the major maintenance provision from Ps. 2,571 thousand in 2010 to Ps. 26,307 thousand in 2011 due to increased maintenance requirements and a 116.5% increase in the airport’s solidarity fee as a result of a decrease in administrative expenses.

Operating income for the Mazatlán airport decreased from Ps. 26,635 thousand in 2010 to Ps. 6,609 thousand in 2011, due primarily to a 21.2% increase in operating costs, which outpaced a 4.3% increase in the sum of aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in the major maintenance provision from Ps. 8,307 thousand in 2010 to Ps. 20,224 thousand in 2011 due to increased maintenance requirements and a 24.9% increase in the airport’s solidarity fee as a result of a decrease in administrative expenses and the increase in revenues.

Operating income for the Zihuatanejo airport decreased from Ps. 33,645 thousand in 2010 to Ps. 26,139 thousand in 2011, due primarily to a 12.2% increase in operating costs, which outpaced a consistent sum of aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected a 90.1% increase in the airport’s solidarity fee  as a result of a decrease in administrative expenses and a decrease in the major maintenance provision from Ps. 2,011 thousand in 2010 to Ps. (9,270 thousand) in 2011 due to decreased maintenance requirements.

Regional Destinations

Operating income for the Chihuahua airport decreased from Ps. 21,981 thousand in 2010 to Ps. 8,444 thousand in 2011, due primarily to an 18.5% increase in operating costs, which outpaced a 5.9% increase in the sum of aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in the major maintenance from Ps. 5,422 thousand in 2010 to Ps. 14,889 thousand in 2011 due to increased maintenance requirements and a 16.6% increase in the airport’s solidarity fee as a result of the increase in revenues.

Operating income for the Culiacán decreased from Ps. 20,523 thousand in 2010 to Ps. (8,208 thousand) in 2011, due primarily to a 36.0% increase in operating costs, which outpaced a 14.5% increase in the sum of aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected a 20.6% increase in the airport’s solidarity fee as a result of the increase in revenues and an increase in the major maintenance provision from Ps. 6,936 thousand in 2010 to Ps. 44,969 thousand in 2011 due to increased maintenance requirements.

Operating income for the Durango airport decreased from Ps. 13,227 thousand in 2010 to Ps. (1,218 thousand) in 2011, due primarily to a 62.0% increase in operating costs, which outpaced a 7.3% increase in the sum of aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected a 213.4% increase in the airport’s solidarity fee as a result of the increase in revenues and an increase in the major maintenance provision from Ps. 6,710 thousand in 2010 to Ps. 11,353 thousand in 2011 due to increased maintenance requirements.

Operating income for the San Luis Potosí airport decreased from Ps. 19,165 thousand in 2010 to Ps. (2,372 thousand) in 2011, due primarily to a 83.5% increase in operating costs, which outpaced a 15.6% increase in the sum of aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in the major maintenance provision from Ps. (211 thousand) in 2010 to Ps. 24,256 thousand in 2011 due to increased maintenance requirements.

Operating income for the Tampico airport decreased from Ps. 17,100 thousand in 2010 to Ps. (213 thousand) in 2011, due primarily to a 70.7% increase in operating costs, which outpaced a 33.5% increase in the sum of aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected a 278.4% increase in the airport’s solidarity fee as a result of the increase in revenues and a decrease in administrative expenses and an increase in the major maintenance provision from Ps. 7,648 thousand in 2010 to Ps. 25,829 thousand in 2011 due to increased maintenance requirements.

Operating income for the Torreón airport increased from Ps. 19,080 thousand in 2010 to Ps. 33,775 thousand in 2011, due primarily to a 22.4% increase in the sum of aeronautical and non-aeronautical revenues and a 1.2% decrease in operating costs.  The decrease in operating costs mainly reflected a decrease in the major maintenance provision from Ps. 3,450 thousand in 2010 to Ps. (18,536 thousand) in 2011 due to decreased maintenance requirements, which outpaced a 154% increase in the airport’s solidarity fee as a result of the increase in revenues.

Operating income for the Zacatecas airport increased from Ps. 19,010 thousand in 2010 to Ps. 24,822 thousand in 2011, due primarily to a 7.9% decrease in operating costs and a 7.4% increase in the sum of aeronautical and non-aeronautical revenues.  The decrease in operating costs mainly reflected a decrease in the major maintenance provision from Ps. 886 thousand in 2010 to Ps. (12,243 thousand) in 2011 due to decreased maintenance requirements and a 34.7% decrease in administrative expenses.

Border Destinations

Operating income for the Ciudad Juárez airport increased from Ps. 28,805 thousand in 2010 to Ps. 34,634 thousand in 2011, due primarily to a 22.1% increase in the sum of aeronautical and non-aeronautical revenues, which outpaced a 22.9% increase in operating costs.  The increase in operating costs mainly reflected a 91.6% increase in the airport’s solidarity fee as a result of the increase in revenues and a decrease in the major maintenance provision from Ps. 9,900 thousand in 2010 to Ps. (4,737 thousand) in 2011 due to decreased maintenance requirements.

Operating income for the Reynosa airport decreased from Ps. 3,127 thousand in 2010 to Ps. 573 thousand in 2011, due primarily to a 34.7% increase in operating costs, which outpaced a 24.1% increase in the sum of aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected a 453.6% increase in the airport’s solidarity fee as a result of the increase in revenues and a decrease in administrative expenses and an increase in the major maintenance provision from Ps. 8,470 thousand in 2010 to Ps. 13,277 thousand in 2011 due to increased maintenance requirements.

Hotel

Operating income for our hotel increased from Ps. 10,863 thousand in 2010 to Ps. 32,571 thousand in 2011, due primarily to an increase in revenues derived from increases in occupancy rates.

Exchange Gain (Loss)

We had a net exchange loss in 2011 of Ps. (38,766 thousand), as compared to a gain of Ps. 1,562 thousand in 2010, due primarily to an increase in our liabilities denominated in U.S. dollars, as well as an appreciation of the peso at the end of 2011.

Net Interest Expense

Our net interest expense increased from Ps. 71,297 thousand in 2010 to Ps. 82,352 thousand in 2011, due principally to the capitalization of borrowing costs in 2010, of which Ps. 16,999 thousand was directly related to construction costs associated with Terminal B of the Monterrey airport.

Income Taxes

We recorded an income tax expense of Ps. 182,070 thousand in 2011, as compared to an income tax gain of Ps. 8,796 thousand in 2010, principally as a result of increases in our deferred tax from Ps. (103,983 thousand) in 2010 to Ps. (30,737 thousand) in 2011.  This was offset primarily by an increase in current Corporate Income Tax from Ps. 90,883 thousand in 2010 to Ps. 201,263 thousand in 2011 and an increase in current Business Flat Tax from Ps. 4,304 thousand in 2010 to Ps. 11,544 thousand in 2011.

The increase in current Corporate Income Tax from 2010 to 2011 resulted from an increase in taxable income in 2011.

The decrease in our deferred tax liability resulted principally from the increase of tax loss carryforwards in 2011, which were offset primarily by an increase in the deferred tax liability associated with our investment in airport concessions and other long-lived assets.

Our effective tax rate was (1.36%) in 2010 and 22.8% in 2011.  The effective tax rates in 2011 and 2010 differed from the statutory rate of 30% as a result of permanent differences, mainly non-deductible expenses, and effects of inflation for tax purposes as well as changes in the value of tax loss carryforwards and projections associated with the tax regime to which we expect our individual airports to be subject in the future (Corporate Income Tax or Business Flat Tax), which in 2010 was updated based on the master development plan and maximum rates for the period 2011–2015 approved by the Ministry of Communications and Transportation in December 2010.

Net Income

Our net income decreased by 6.6% from Ps. 659,579 thousand in 2010 to Ps. 616,080 thousand in 2011.  Earnings per share were Ps. 1.5439, and earnings per ADS were Ps. 12.3512.

Liquidity and Capital Resources

Sources of Liquidity

Historically, we covered all of our liquidity needs, including our obligations under the master development programs, with cash flows generated by the operations of our subsidiaries and incurred no significant debt.  In the past five years, we have changed our strategy to financing our operations and have incorporated debt as a means to make strategic capital investments.  In the future, we hope to continue covering our liquidity needs with cash flows generated by the operations of our subsidiaries, with a reduction of costs and operational improvements to maximize profitability, and with the incurrence of additional debt to finance expenditures pursuant to our master development program obligations, other capital expenditures and working capital, to make our capital structure more efficient.  In our opinion, our working capital is sufficient for our present requirements.

Cash Flows

Our treasury monitors cash flows on a daily, monthly and annual basis to plan and determine the management, sources and uses of resources, as well as to meet our capital and debt service obligations at all times, and to improve our working capital and capital structure.

As of December 31, 2010, 2011 and 2012, we had Ps. 312,838 thousand, Ps. 523,634 thousand and Ps. 1,152,433 thousand, respectively, of cash and cash equivalents, of which 4.0%, 3.6% and 9.6%, respectively, was denominated in U.S. dollars.  We invested these resources in financial instruments in accordance with our investment policy.

In 2012, we generated Ps. 1,260,413 thousand in cash flows from operating activities, our cash flow used in investing activities was Ps. 393,884 thousand, and our cash flow used in financing activities was Ps. 237,730 thousand, mainly for the payment of capital reimbursements and dividends, as well as the payment of interest.

In 2011, we generated Ps. 749,144 thousand in cash flows from operating activities, our cash flow used in investing activities was Ps. 454,475 thousand, and our cash flow used in financing activities was Ps. 83,873 thousand, mainly for payments of dividends, payments of interest and the reacquisition of certain of our shares.  Our 2011 consolidated statement of cash flows has been restated to reclassify Ps. 141,771 thousand relating to investments in fixed and intangible assets, which were presented initially as part of operating activities and are presented following the restatement as part of investing activities.  The restatement of our 2011 consolidated statement of cash flows had no effect on our balance of cash and cash equivalents or on our financial position as of December 31, 2011.

In 2010, we generated Ps. 482,501 thousand in cash flows from operating activities, our cash flow used in investing activities was Ps. 399,091 thousand, and our cash flow used in financing activities was Ps. 38,306 thousand, mainly for payments of dividends and decreasing our short-term debt.

Indebtedness

Short-Term Indebtedness

We took out short-term loans from Banamex for Ps. 100,000 thousand, Ps. 50,000 thousand, and Ps. 100,000 thousand, on September 26, October 26 and November 26, 2012, respectively, with maturity dates of March 25, April 24 and May 24, 2013, respectively.  These loans are unsecured, have an interest rate of the 28-day TIIE plus 100 basis points and have revolving principal payments.  As of December 31, 2012, the three notes were current.  On March 25, 2013, we prepaid Ps. 100,000 thousand and on March 26, 2013, we prepaid the remaining Ps. 150,000 thousand of our outstanding short-term debt with Banamex.

On October 25, 2012, we entered into a contract for a one-year line of credit with HSBC México for Ps. 800,000 thousand.  As of December 31, 2012, the balance of credit was Ps. 200,000 thousand with a maturity date of January 30, 2013.  The line of credit is unsecured, has an interest rate of the 28-day TIIE plus 100 basis points and has revolving principal payments.  On April 1, 2013, the complete amount of the line of credit was repaid.

On October 24, 2012, we entered into a contract for a line of credit with Banco del Bajío for Ps. 400,000 thousand with a maturity date of March 23, 2017.  As of December 31, 2012, the balance of credit was Ps. 100,000 thousand with a maturity date of January 22, 2013.  The line of credit is unsecured, has an interest rate of the 28-day TIIE plus 150 basis points and has revolving principal payments.  On January 22, 2013, we prepaid Ps. 95,000 thousand and on April 1, 2013, we prepaid the remaining Ps. 5,000 thousand of our outstanding short-term debt with Banco del Bajío.

As of December 31, 2012, we, through seven of our airports, maintained lines of credit with UPS Capital Business Credit (guaranteed by Ex-Im Bank) for U.S.$ 20.4 million, pursuant to agreements dated October 15, 2010 and December 14, 2010, valid through December 21, 2021.  As of December 31, 2012, the balance of credit was U.S.$ 19.5 million.  The lines of credit are guaranteed by checked-baggage inspection equipment acquired by the airports.  The interest rate is three-month LIBOR plus 125 basis points.

On July 15, 2011, we issued Ps. 1,300,000 thousand in 5-year peso-denominated notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities (Registro Nacional de Valores) and traded on the Mexican market.  The interest rate on the notes is the 28-day TIIE plus 70 basis points.  We used the net proceeds of the offering to prepay existing debt.  The balance of the net proceeds was used to fund committed investments under our master development programs for our 13 airports, as well as to make strategic investments.  The principal covenants and the events of default under the indenture pursuant to which these notes were issued (the “Indenture”) are described below:

Covenants

•	We will preserve our legal existence and that of our guarantors and will maintain an ongoing business.

•
We will do what is necessary to ensure that our obligations under the notes constitute our direct and unsecured obligations and that they have the same priority of payment, in the case of bankruptcy, as the rest of its direct and unsecured obligations, except for preferences established by the operation of law.

•
In the event of a Change of Control (as defined in the Indenture), we will be obligated to perform and initiate, through the Mexican Stock Exchange, a public offer to purchase with respect to the notes no more than 15 business days after the occurrence of such Change of Control.  We shall offer, and the holders will have the right to accept, the repurchase of the notes in circulation in exchange for a price equal to 101% of the nominal value of the notes plus the interest accrued and not paid through the date of repurchase.

•
We cannot merge, split up, dissolve or liquidate, nor can we permit any of our subsidiaries to merge, split up, dissolve or liquidate, except for (i) mergers in which we or the subsidiary, as the case may be, is the surviving company, (ii) mergers in which the entity created by the merger assumes our obligations, (iii) mergers that do not imply a Change in Control or (iv) dissolutions and liquidations of subsidiaries that we consider advantageous to make our corporate structure more efficient and that do not directly result in an event of default.

•
We cannot sell, rent or otherwise dispose of Important Assets (as defined in the Indenture) (including the share capital of any subsidiary), nor permit that our subsidiaries do so, except for (i) sales in the ordinary course of business, (ii) sales of obsolete or discontinued equipment and (iii) sales between subsidiaries or between us and our subsidiaries.

•
We cannot incur, nor permit our subsidiaries to incur, any lien, except (i) if they are permitted liens or (ii) if, concurrently with the creation of any lien, we guarantee our obligations under the notes in the same manner.

•
We will not permit our subsidiaries to incur additional debt, except in the following cases:  (i) debt incurred between our subsidiaries, (ii) debt incurred by the subsidiaries to us, (iii) debt incurred or to be incurred under the credit contracts with UPS Capital Business Credit for a total amount equivalent to up to U.S.$ 23.0 million or the equivalent in another currency and (iv) debt incurred with third parties (other than that mentioned in the item (iii)) up to an amount of U.S.$ 2.0 million or its equivalent in another currency.

Events of Default

•	If we stop paying interest within three business days following a payment date.

•
If we disclose financial, accounting or legal information to the public that is incorrect or false in any important respect and said information is not corrected within 15 business days from the date on which any responsible officer had knowledge of said situation.

•
If we or our subsidiaries breach any of the obligations incurred with the issuance of notes, with the understanding that it is considered a breach if the obligations are not remedied within 30 calendar days of the date on which we receive a notification from the common representative of the holders in which the breach of obligation is specified.

•
If the terms and conditions of the concessions are modified in such a manner that they limit or negatively and significantly affect the rights that they presently afford to us or to our subsidiaries or if for any reason a governmental authority confiscates, rescues or seizes the installations and operations of an airport operated by us by means of a final and unappealable resolution or if a concession is revoked and terminated by means of a final and unappealable resolution.

•
If we or our subsidiaries do not make a payment on a payment date of principal or interest of any important debt or if an event of default is declared with respect to any important debt that obligates us or our subsidiaries to pay an amount greater than U.S.$ 10.0 million or its equivalent in any other currency before such debt’s scheduled maturity.

•
If we or any of our subsidiaries are declared to be in bankruptcy by a final and unappealable resolution or if we or any of our subsidiaries admit in writing to our inability to pay our debts by maturity.

•
If any definitive judicial resolution is issued against us or our subsidiaries that individually or together with any other definitive judicial resolution exceeds the amount of U.S.$ 10.0 million or its equivalent in other currencies and said amount was not paid or guaranteed within 30 calendar days.

•	If we reject, question or dispute the validity or enforceability of the notes.

•	If we do not begin or perform the repurchase offer when a Change of Control has occurred.

As of the date of this annual report, we were in compliance with these covenants, and no event of default had been triggered.

On September 19, 2012, we entered into a contract for a line of credit with UPS Capital Business Credit (guaranteed by Export-Import Bank of the United States (“Ex-Im Bank”)) for U.S.$ 4.5 million valid through August 1, 2017.  As of December 31, 2012, the line of credit amounted to U.S.$ 2.8 million.  The line of credit is guaranteed by the Monterrey airport and the firefighting and checked-baggage inspection equipment acquired by the airports in 2011.  The interest rate is three-month LIBOR plus 95 basis points.

Total Indebtedness

The following table sets forth our total indebtedness at the closing of each of the periods indicated:

As of December 31,	Indebtedness
	(in thousands of pesos)
2010	Ps.	1,102,835
2011		1,557,125
2012		2,088,209

Recently Incurred Indebtedness

On December 20, 2012, we entered into a contract for a line of credit with Scotiabank Inverlat for Ps. 300,000 thousand, valid for one year.  On January 25, 2013, we drew Ps. 300,000 thousand on this line of credit with a maturity date of December 20, 2013.  The guarantee is unsecured, has an interest rate of the 28-day TIIE plus 90 basis points and has principal revolving payments.  On April 25, 2013, we prepaid the outstanding amount of this credit.

On March 21, 2013, we issued Ps. 100,000 thousand in 28-day peso-denominated notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market at a weighted discount rate of 4.17%.  The proceeds from this issuance are expected to be used for working capital and for general corporate purposes.  We expect to renew this short-term issuance after each maturity.  This issuance is part of a Ps. 200,000 thousand unsecured commercial paper program.  The program received ratings of mx A 1+ by Standard & Poor’s and F1+ (mex) by Fitch Ratings.

On March 26, 2013, we issued Ps. 1,500,000 thousand in 10-year peso-denominated notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered in 2011.  Interest payments will be made on a semiannual basis at a fixed annual interest rate of 6.47%.  The principal amount will be repaid at maturity on March 14, 2023.  In connection with the issuance of these notes, a pledge was established on the Acapulco, Ciudad Juárez, Culiacan, Chihuahua, Mazatlan, Monterrey, Tampico, Torreon and Zihuatanejo airports.  The net proceeds from the placement are expected to be used to prepay existing debt and to fund committed investments under the master development programs for our 13 airports, as well as for strategic investments.  The notes received ratings of mxAA+ by Standard and Poor’s and AA+ (mex) by Fitch Ratings.

Derivative Financial Instruments

As of December 31, 2012, we were not party to any derivative financial instruments.

Other Restrictions

Our controlling shareholder, Aeroinvest, and its affiliates have entered into certain agreements that contain covenants requiring our controlling shareholder to, among other things, (i) cause us to maintain of a debt-to-EBITDA ratio below 3.50:1; (ii) cause us to continue listing our common shares on the Mexican Stock Exchange; (iii) prohibit us from granting loans or transferring funds to third parties outside the normal course of our operations other than dividend distributions and other distributions to shareholders and loans to employees; and (iv) prohibit us from entering into any agreement that may limit our ability to pay dividends, fees, interest or any other cash distribution to our shareholders.

Our short-term bank loans include certain restrictive clauses that limit our ability to acquire new bank loans through subsidiaries, grant guarantees, sell fixed assets and comply with obligations regarding the payment of taxes.

As of December 31, 2012, restrictions imposed by debt instruments and those held by Aeroinvest did not have any impact our ability to fulfill our capital and cash obligations.

Principal Treasury Policies

The operation of the treasury is based on various policies, with which we were in compliance as of December 31, 2012.  The most significant policies currently in effect are as follows:

Investments in Financial Instruments.  The Company shall invest its cash balance in a secure and diversified portfolio, including investments of varying terms and with multiple financial institutions, in accordance with the following:

•	The Company shall invest in instruments with a minimum credit rating of MxAA (Mexico) from Standard & Poor’s or its equivalent from a recognized rating agency.

•	The investment period shall never exceed 180 days.

•	No more than 50% of consolidated cash shall be invested in a single financial institution.

•
The financial institution with which the investment is made shall be recognized in the Mexican market and registered with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) and shall have had positive earnings for the past three years and a minimum credit rating of MxA (Mexico) from Standard & Poor’s or its equivalent from a recognized rating agency.

Indebtedness.  The Company shall comply with any debt restrictions established in its debt agreements or in related parties debt agreements that include any restriction on the Company’s debt level.

Derivative Financial Instruments.  The Company may only invest in derivative financial instruments that are strictly for coverage, with the objective of setting maximum financial costs and established on a national value.  The derivative financial investments shall be tested for effectiveness, the type of coverage shall be designated, and calculations of the Value at Risk or its equivalent will be validated with a third party.  The counterparty shall have a minimum risk rating of MxAA (Mexico) or AA (International) from Standard & Poor’s or the equivalent risk rating from a recognized rating agency.

Related-Party Transactions.  Related-party transactions shall be entered into on market terms in accordance with the opinion of an external expert.  Related-party transactions that that exceed Ps. 1,500 thousand in a single transaction or Ps. 10,000 thousand in a series of transactions shall be authorized by the Board of Directors.

Loans Between Affiliates.  Loans between affiliates shall only be vertical (from the holding company to its subsidiaries and from a subsidiary to the holding company) and never horizontal (between subsidiaries).  Such loans shall be made at market rates and within the parameters established in annual price and transfer studies.

Payment to Service Providers.  Payment to service providers shall be made within 30 calendar days after the date of receipt of the bill; provided that there may be special cases in which this period is shortened or lengthened.

Share Repurchase.  The Company carries out repurchases of its shares in compliance with various policies, including, but not limited to:  (i) being up-to-date on payment of cumulative dividends for Series BB shares, (ii) being up-to-date on payment of obligations derived from debt instruments registered with the Mexican National Registry of Securities, (iii) purchasing shares at market price, except with regard to public offerings or auctions authorized by the CNBV and (iv) ensuring that there are no relevant events that have not been disclosed to the investing public.

Principal Uses of Capital

Resources

Our capital resources are mainly used to comply with the master development programs (which include capital expenditures, major maintenance and other expenditures) and to invest in other capital expenditures necessary to accommodate the growth of our business.

The following table details our actual expenditures made during 2010, 2011 and 2012 and their classification in our consolidated financial statements for such periods:

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos)
Reductions to major maintenance provision	142,157	316,922	201,970
Capital expenditures pursuant to master development programs	430,029	330,863	321,718
Other capital expenditures	126,758	54,169	70,412
Total capital expenditures	556,787	385,032	392,130
Other expenditures pursuant to master development programs	(3,455)	38,562	6,908
Expenditures pursuant to master development programs and other capital expenditures	695,489	740,516	601,008

In 2012, we spent Ps. 392,130 thousand on capital expenditures, principally for improvements related to our terminals, machinery and equipment and runways and aprons.  In 2011, we spent Ps. 385,032 thousand on capital expenditures, principally for improvements related to our baggage-screening services and improvements to our terminals.  In 2010, we spent Ps. 556,787 thousand on capital expenditures, principally for improvements related to our baggage-screening services and improvements to our terminals.

We currently intend to fund our commitments pursuant to the master development programs, other capital expenditures and working capital required by our business operations through cash flows generated from our operations and from current indebtedness and through the issuance of additional debt as deemed necessary by our management to comply with our obligations.

Share Repurchase Program

On April 27, 2007, our shareholders approved the initial creation of a reserve of Ps. 400,000 thousand for our repurchase of Series B shares. On April 16, 2010, April 14, 2011 and April 18, 2012, our shareholders authorized the use of an amount of up to Ps. 400,000 thousand for the operation of our share repurchase program during the year approved and until the next annual shareholders’ meeting.

Our share repurchase program started in October 2007.  The operation of our share repurchase program generates cash inflow and cash outflow depending on the nature of the transaction (buying or selling).  For the years ended December 31, 2010, 2011 and 2012, the share repurchase program generated a cash inflow of Ps. 18,470 thousand, a cash outflow of Ps. 7,589 thousand and a cash inflow of Ps. 7,227 thousand, respectively.  On December 31, 2010, 2011 and 2012, the number of repurchased shares in treasury amounted to 818,000, 1,151,300 and 872,473, respectively.  During 2012, we did not make any expenditures to repurchase shares.

On April 16, 2013, our shareholders authorized the use of an amount of up to Ps. 400,000 thousand for repurchases of Series B shares during the rest of 2013, and until our next annual shareholders’ meeting in 2014.

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

Deferred Tax

We recognize the tax effects of both Corporate Income Tax and the Business Flat Tax by projecting the reversal date of their temporary differences and applying the tax rate expected to apply in each estimated period.  Based on financial projections made during the period in which we expect temporary differences to reverse at our individual subsidiaries, calculate our deferred taxes in accordance with the tax we expect to pay in the future (either the Corporate Income Tax or the Business Flat Tax).  Therefore, we estimate the reversal of the temporary differences associated with the accounting and tax basis of our subsidiaries’ assets and liabilities determined annually based on either the Corporate Income Tax or the Business Flat Tax and the applicable tax rate in determining the appropriate amount of deferred assets and tax liabilities.  Moreover, as the Company’s subsidiaries have tax loss carryforwards to be amortized under the Mexican Income Tax and Business Flat Tax regimes, management must evaluate the probability of their recovery as of each period end.

Impairment in the Value of Long-Lived Assets

At the end of each reporting period, we review the carrying amounts of our tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss.  If there is any such indication, we calculate the recoverable amount of assets to determine the extent of the impairment loss (if any).  When it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs.  When a reasonable and consistent distribution can be identified, corporate assets are also allocated to individual cash-generating units or are otherwise assigned to the smallest group of cash-generating units that can be identified based on reasonable and consistent distribution.  We believe that each airport individually cannot be considered a “cash-generating unit” because the bidding for our concession was made by the Mexican government as a 13-airport package, so concession holders are required to operate them regardless of the individual result.  Considering the foregoing, the evaluation of a likely impairment was made with consolidated figures.

The recoverable amount is the higher of (i) the fair value less the cost of selling the asset and (ii) the value in use.  In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate reflecting current market assessments of the value of money and the specific risks of the asset for which estimates of cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount.  An impairment loss is recognized immediately in profit or loss.

Where an impairment loss is subsequently reversed, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimated recoverable amount, but only to the extent that the adjusted carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years, less any related accumulated depreciation.  A reversal of an impairment loss is recognized immediately in profit or loss.

The Company has not recorded an impairment loss for any periods presented in this Annual Report on Form 20-F.

Investment in Airport Concessions

This item consists of the amounts paid for the rights to manage, operate and, in certain cases, make capital investments in our 13 airports based on a concession granted by the Mexican government through the Ministry of Communications and Transportation and to use their facilities, for a 50-year term.  These investments are recorded at acquisition cost.

We classify our concessioned assets as an intangible asset.  An intangible asset is recorded when we, as operator, construct or make improvements and operate the infrastructure for a fixed period after construction is completed, in which our future cash flows are not defined and vary according to the use of the asset and are therefore considered to be contingent.  Borrowing costs incurred during the construction period are capitalized.

Revenues and costs related to construction or improvements to intangible assets subject to our airport concessions are recognized as revenue based on the percentage of completion method associated with the related construction costs.

Investments in airport concessions are amortized on a straight-line basis over the term of the concession which is 50 years or from the date of capitalization of additions or improvements considering  the remaining term of the concession.

Major Maintenance Provisions

We are required to perform major maintenance activities to our airports as established by our concession.  The estimated major maintenance costs are based on the master development program, which is reviewed and updated every five years.  Such contractual obligations to maintain and restore the infrastructure of our airports is recognized as a provision in our consolidated statements of financial position, based on an estimate of the expenditure that would be required to settle the present obligation at the end of the reporting period.  When the effect of the time value of money is material, the amount of the provision is equal to the present value of the expenditures expected to be required to settle the obligation.  Where discounting is used, the carrying amount of the provision increases in each period to reflect the passage of time, and this increase is recognized as a borrowing cost.  After initial recognition, provisions are reviewed at the end of each reporting period and adjusted to reflect current best estimates.  Adjustments to provisions arise from three sources:  (i) revisions to estimated cash flows (both amounts and timing); (ii) changes to present value due to the passage of time; and (iii) revisions of discount rates to reflect prevailing current market conditions.  In periods following the initial recognition and measurement of the maintenance provision at its present value, the provision is revised to reflect estimated cash flows being closer to the measurement date.  Our major maintenance provisions increase over time as we incur our obligation to maintain the infrastructure of our airports, which deteriorate with usage. At any reporting date, the best estimate of the expenditure required to settle the obligation in the future is proportional to the usage of our airport’s infrastructure, (e.g., the number of airplanes that have used our airports’ runways).  The unwinding of the discount relating to the passage of time is recognized as a finance cost, and the revision of estimates of the amount and timing of cash flows is a reassessment of the provision and charged or credited as an operating item within the consolidated statements of comprehensive income.

Off-Balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

	Payments Due by Period
	Total		Less than 1 Year(5)		1-3 Years			3-5 Years			More than 5 Years
	(in thousands of pesos)
Master development programs	Ps.	2,152,493	Ps.	992,203	Ps.	1,160,290	(6)		N/A	(6)	Ps.	N/A	(6)
Purchase obligations(1)		134,817		44,199		90,618			—			—
Short-term debt		550,000		550,000		—			—			—
Long-term debt(2)		1,538,209		33,068		1,394,156			52,015			58,970
Interest(3)		279,980		78,467		197,465			2,774			1,274
Leases(4)		424,449		30,034		91,266			49,346			253,803
Total	Ps.	5,079,948	Ps.	1,727,971	Ps.	2,933,795		Ps.	104,135		Ps.	314,047

(1)
Reflects minimum fixed annual payment to be paid under our Technical Assistance Agreement of U.S.$ 3.0 million updated to specific year using an annual U.S. inflation rate of 1.7%, as reported by the U.S. Department of Labor, Bureau of Labor Statistics for the period from June 2011 to June 2012, and assuming an exchange rate of Ps. 12.84 per U.S.$ 1.00, the interbank buying rate as reported by Banamex on December 31,2012, which is used for operations with related parties in our consolidated financial statements.  The amount ultimately to be paid in any year will depend on our profitability.

(2)
Debt denominated in U.S. dollars was converted to pesos based on an exchange rate of Ps. 12.86 per U.S.$ 1.00, the interbank selling rate as reported Banamex on December 31, 2012, which is used for liabilities in our consolidated financial statements.

(3)
Includes unpaid accrued interest generated for our short- and long-term debt, as well as projected interest of our long-term debt, based on the interest rate as of December 31, 2012 of each debt instrument (28-day TIIE of 4.8450%, as reported by Mexican Official Gazette of the Federation, and three-month LIBOR of 0.3060%, as reported by The Wall Street Journal), and assuming an exchange rate of Ps. 12.86 per U.S.$ 1.00, the interbank selling rate as reported by Banamex on December 31, 2012, which is used for liabilities in our consolidated financial statements.

(4)
In October 2008, we acquired 90% of the common stock of Consorcio Grupo Hotelero T2, S.A. de C.V.  This entity held a lease agreement with Mexico City International Airport to construct and operate a five-star hotel at Terminal 2 of Mexico City International Airport, establishing a leasing amount of the higher of Ps. 18.5 million or a royalty of 18% of total annual revenues.  Additionally, we executed a lease agreement with HSBC for our headquarters building with an annual payment of Ps. 0.5 million, adjusted every year according to the Mexican national consumer price index.

(5)	Amounts for less than one year correspond to obligations for 2013.

(6)
In 2010, the fifth year of our previous master development program, we negotiated new master development program commitments for the 2011–2015 period with the Ministry of Communications and Transportation.

Item 6.	Directors, Senior Management and Employees

Directors

Our Board of Directors is responsible for the management of our business.  Pursuant to our bylaws, our Board of Directors must consist of an odd number of directors determined at an ordinary general meeting of shareholders and is required to have at least 11 members.  Our Board of Directors currently consists of 11 directors and one alternate director, each of whom is elected or ratified at the annual shareholders’ meeting.  Under the Mexican Securities Law (Ley del Mercado de Valores) and our bylaws, at least 25% of our directors must be independent.

Our bylaws provide that (i) each person (or group of persons acting together) holding 10% of our capital stock in the form of Series B shares is entitled to designate one director, (ii) the holders of Series BB shares are entitled to elect three directors and their alternates pursuant to our bylaws, the Participation Agreement and the Technical Assistance Agreement, and (iii) the remaining members of the Board of Directors are to be elected by the holders of our capital stock (both the Series BB shares and the Series B shares, including those Series B holders that were entitled to elect a director by virtue of their owning 10% of our capital stock).

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

On October 30, 2011, Salvador Alva Gómez , member of the Board of Directors, resigned as Independent Director because of his appointment as Rector of Sistema Tecnológico de Monterrey.  Salvador Alva Gómez served as a member of the Special Committee.  At the shareholders’ meeting held on April 18, 2012, Aaron Dychter Poltolarek was approved as an independent director of the Board of Directors.  Dr. Dychter served as interim independent director of the Board of Directors from January 24, 2012 until March 25, 2013.

On February 15, 2013, Fernando Flores Pérez, member of the Board of Directors, resigned as Independent Director following of his appointment as CEO of Transportes Aeromar.  Mr. Flores previously served as member of the Special Committee.

On March 25, 2013, Aaron Dychter Poltolarek, member of the Board of Directors, resigned as Independent Director to pursue other professional opportunities.

On April 4, 2013, Cristina Gil White, member of the Board of Directors, resigned as Independent Director to pursue other professional opportunities.

At the shareholder’s meeting held of April 16, 2013, Dr. José Luis Álvarez resigned as Chairman of our Board of Directors but will continue serving as a Director.  At the shareholders’ meeting, Diego Quintana Kawage was appointed as Chairman of our Board of Directors, and Elsa Beatriz García Bojorges, Ricardo Gutiérrez Muñoz and Carlos Guzmán Bofill were approved as Independent Directors of the Board of Directors.

The following table lists the members of the Board of Directors effective on April 16, 2013, along with their titles, dates of appointment and ages:

Name	Title	Director Since	Age
Diego Quintana Kawage*	Chairman and Director	April 14, 2011	42
Luis Guillermo Zazueta Domínguez	Independent Director	October 2, 2006	67
Alberto Felipe Mulás Alonso	Independent Director	October 2, 2006	52
Elsa Beatriz García Bojorges	Independent Director	April 16, 2013	47
Ricardo Gutiérrez Muñoz	Independent Director	April 16, 2013	36
Carlos Guzmán Bofill	Independent Director	April 16, 2013	52
José Luis Guerrero Álvarez	Director	December 21, 2005	69
Sergio Fernando Montaño León	Director	December 21, 2005	65
Luis Fernando Zárate Rocha	Director	September 22, 2000	69
Alonso Quintana Kawage*	Director	March 14, 2003	39
Jacques Follain*	Director	December 13, 2006	57
Loïc Briand	Alternate Director	April 16, 2013	38

*      Appointed by SETA

Diego Quintana Kawage.  Mr. Diego Quintana Kawage has been a member of our Board of Directors since April 2011 and has acted as its Chairman since April 16, 2013.  He has also been a member of the board of directors of Empresas ICA since 2008 and is Empresas ICA’s representative for the industrial construction segment and responsible for the airports and housing segments for strategic alliances.  He joined Empresas ICA in 1995 and served as the General Director of ViveICA, S.A. de C.V., Empresas ICA’s homebuilding company, from 2004 to 2009 and as Finance Director of ViveICA, S.A. de C.V., from 2000 to 2003.  He holds an economics degree from the Universidad Anáhuac and has a Master’s of Science in managment from Stanford University.

Luis Guillermo Zazueta Domínguez.  Mr. Luis Guillermo Zazueta Domínguez has been a member of our Board of Directors since October 2006.  In 1971, Mr. Zazueta founded Despacho Zazueta Hermanos, S.C., a professional accounting firm advising a wide range of clients on accounting and tax matters.  He is also on the board of directors of Altos Hornos de México, S.A.B. de C.V., Seguros Argos, S.A. de C.V., ANA Compañía de Seguros, S.A. de C.V., Prevem Seguros, S.A. de C.V., Almacenadora Gómez, S.A. de C.V., and Asecred Unión de Crédito, S.A. de C.V.  He is a member of the College of Certified Public Accountants and registered as a Fiscal Public Accountant at the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), the Mexican Social Security Institute, the Mexican Federal Institute for Workers’ Housing (Instituto del Fondo Nacional de la Vivienda para los Trabajadores, or “INFONAVIT”) and the Federal District.  Mr. Zazueta holds a degree in public accounting from the Universidad Iberoamericana.

Alberto Felipe Mulás Alonso.  Mr. Alberto Felipe Mulás Alonso has been a member of our Board of Directors since October 2006.  Since January 2003, he has been the managing director of CReSCE Consultores, S.C., a consulting firm specializing in corporate finance, corporate governance and strategic planning.  In January 2001, President Vicente Fox appointed Mr. Mulás as Undersecretary of Housing at the Mexican Ministry of Social Development (Secretaría de Desarrollo Social), where he prepared the country’s new housing policy and, among other activities, created the country’s national housing commission and its council, becoming the first commissioner and a member of the presidential cabinet.  From 1999 to 2001, Mr. Mulás was Managing Director at Donaldson, Lufkin & Jenrette Securities Corp.  From 1992 to 1997, he was Lehman Brothers’ country manager and, prior to that, vice president and associate at JP Morgan and Bankers Trust Company, respectively.  Mr. Mulás currently serves as independent director on various boards, including the following publicly-traded corporations:  Grupo Modelo, S.A.B. de C.V., Empresas ICA and Grupo Financiero Santander, S.A.B. de C.V.  He also serves leading private family-owned firms, including Comex Group (Mexico’s largest paint manufacturer); Organización Ramirez (owner of Cinepolis, Latin America’s largest movie theater chain) and Farmacias del Ahorro (one of Mexico’s largest pharmacy chains).  Mr. Mulás holds a degree in chemical engineering from the Universidad Iberoamericana and a Master’s in Business Administration from the Wharton School at the University of Pennsylvania.

Elsa Beatriz García Bojorges.  Ms. Elsa Beatriz García Bojorges, a certified public accountant, has been a member of our Board of Directors since April 2013.  She is a researcher and board member of the Mexican Financial Reporting Standards Board (Consejo Mexicano de Normas de Informacion Financiera, A.C., or “CINIF”), which is the accounting standard setting body in Mexico.  Ms. García is the president of our audit committee, as well as the president of the audit committee of Empresas ICA, the president of the audit committee, and a member of the corporate governance practices committee, of Red de Carreteras de Occidente, S.A.B. de C.V.  In 2010, 2011 and 2012, she participated on behalf of Mexico in the Intergovernmental Working Group of Experts on International Standards of Accounting and Reporting hosted by the United Nations Conference on Trade and Development.  Previously, she worked as an independent financial consultant.  Previously, Ms. García was a partner in the accounting firm Bouzas, Reguera, Gonzalez y Asociados, S.C.  She is a lecturer at several universities, accounting associations and companies in Mexico and is a columnist for the Public Accountancy Journal.  She holds an accounting degree with honors from the Universidad Nacional Autónoma de México, as well a diploma in financial engineering.  She has been certified by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos, or “IMCP”) since 1999.  In 2012, she received from the IMCP her certification as an accounting specialist.

Ricardo Gutiérrez Muñoz.  Mr. Ricardo Gutiérrez Muñoz has been a member of our Board of Directors since April 2013.  Mr. Gutiérrez has been the president of the executive committee of Mexichem, S.A.B. de C.V., since 2011, and while he was general director of Mexichem, he was responsible for managing 75 companies in the chemical and petrochemical sector in Mexico, the Americas, the United Kingdom, Japan and Taiwan.  Mr. Gutiérrez was previously general director and a member of the board of directors of Grupo Industrial Camesa; vice-president of corporate development of Empresas Lanzagorta; general director and member of the board of directors of Industrias Synkro and chief financial officer of Indetel/Alcatel.  Mr. Gutiérrez holds an accounting degree from the Instituto Politécnico Nacional (Escuela Superior de Comercio y Administración).  He also holds a Master’s degree in finance from the Universidad Lasalle.

Carlos Guzmán Bofill.  Mr. Carlos Guzmán Bofill has been a member of our Board of Directors since April 2013.  Mr. Guzmán was previously general director of ProMéxico from 2010 until 2012.  He also worked at Productos de Estireno, Grupo Alfa and Alfa División Acero.  In 1982, Mr. Guzmán Bofill started working at Hewlett Packard, where he served as treasury director for Latin America, director of development of Mexican Markets and vice-president of sales in Latin America for the personal computer and printer division.  He was also the general director of Hewlett Packard Mexico from 2000 to 2010.  Mr. Guzmán was national president of the Mexican Association of the Information Technology Industry (Asociación Mexicana de la Industria de las Tecnologías de la Información) and vice-president of the executive board of the Executive Council of Global Enterprises (Consejo Ejecutivo de Empresas Globales).  Mr. Guzmán holds a degree in chemical engineering from the Universidad Iberoamericana, a Master’s degree in chemical engineering from the Massachusetts Institute of Technology and a Master’s in Business Administration from Stanford University.

José Luis Guerrero Álvarez.  Dr. José Luis Guerrero Álvarez has been a member of our Board of Directors since December 2005 and acted as its Chairman from April 14, 2011 to April 16, 2013.  Dr. Guerrero was Chief Executive Officer of Empresas ICA from January 2007 to June 2012.  He was previously its Chief Financial Officer and Executive Vice President.  Between 1972 and 1979, he held positions as Planning Director of Combinado Industrial Sahagún, Technical Director of Roca Fosfórica Mexicana and Technical Planning and Development Sub-Manager at Lazaro Cardenas Las Truchas steel plant.  He also worked at Wichman Wimet, Conventry (United Kingdom), Fábricas Automex and Industria del Hierro.  In addition, Dr. Guerrero has been a member of the board of directors of Empresas ICA since 1990 and is an independent member of the board of directors and chairman of the Oversight Committee of the Mexican Stock Exchange and an independent member of Enova Endeavor.  He is also a former member of the board of directors of Banamex, among other companies.  Also, he has been a professor of Materials Science in the Engineering School of the Universidad Nacional Autónoma de México and a professor of finance at the IPADE.  Dr. Guerrero holds an engineering degree in Mechanical and Electrical Engineering from the UNAM, a diploma d’Ingénieur from the Institut Supérieur des Matériaux et de la Construction Méchanique of Paris, France, and both an M.S. and a Ph.D. in Engineering from the University of Illinois at Urbana-Champaign and has attended various executive courses at Harvard, Stanford, the University of Pennsylvania, the Instituto Tecnológico Autónomo de México (ITAM) and the Instituto Panamericano de Alta Dirección de Empresa (IPADE).

Sergio Fernando Montaño León.  Mr. Sergio F. Montaño León has been a member of our Board of Directors since December 2005.  Mr. Montaño was previously a member of the board of directors and Executive Vice President in charge of administration of Empresas ICA.  From 1972 until 2011, Mr. Montaño served in various capacities in the management and finance areas of several companies within the Empresas ICA group.  Previously, Mr. Montaño held various management positions with such Mexican companies as Trebol, S.A. de C.V., and Cervecería Cuauhtémoc Moctezuma, S.A. de C.V.  Mr. Montaño holds a degree in public accounting from the Universidad Nacional Autónoma de México, a Master’s degree in taxation from the Instituto para la Especialización de Ejecutivos and a Specialization in Insurance from the Instituto Tecnológico Autónomo de México.  Mr. Montaño has been a member of the Mexican Institute of  Public Accounting since 1985 and the Mexican Institute of Financial Executives since 1997.

Luis Fernando Zárate Rocha.  Mr. Luis Fernando Zárate Rocha has been a member of our Board of Directors since September 2000.  Mr. Zárate was previously a member of the board of directors and Executive Vice President in charge of overseeing civil construction of Empresas ICA.  He was affiliated with Empresas ICA for over 40 years, during which time he worked in business development as well in construction and infrastructure projects.  In 2012, Mr. Zárate was elected president of the Mexican Chamber of the Construction Industry for the period from 2012 to 2014 and was also elected in January 2012 president of the Mexican Energy Conservation Trust (Fideicomiso para el Ahorro de Energía Eléctrica).  Mr. Zárate holds a degree in civil engineering from the Universidad Nacional Autónoma de México, where he has been a professor of engineering since 1978.

Alonso Quintana Kawage.  Mr. Alonso Quintana Kawage has been a member of our Board of Directors since March 2003.  Mr. Quintana is a member of the board of directors of Empresas ICA and has served as that company’s Chief Executive Officer since July 1, 2012.  From January 2007 through June 2011, he was Empresas ICA’s Chief Financial Officer, where he led the efforts to secure the financing for the most rapid growth in Empresas ICA’s history.  Since joining Empresas ICA in 1994, he has served the company in various capacities, including Aeroinvest positions in its construction, corporate finance and project finance areas.  In the finance group, Mr. Quintana has overseen various transactions, including various public offerings by Empresas ICA in the international capital markets and Aeroinvest’s acquisition in 2005 of Series B shares currently representing 35.3% of our capital stock.  Mr. Quintana received a degree in civil engineering from the Universidad Iberoamericana and a Master’s in Business Administration from the Kellogg School of Management at Northwestern University.

Jacques Follain.  Mr. Jacques Follain has been an alternate member or member of our Board of Directors since December 2006.  Mr. Follain is Managing Director of Aéroports de Paris Management.  Mr. Follain joined the ADP Group in 1998 and has played a key role in the development of ADP as an international airport operator in China, Mexico, Egypt, Jordan, Belgium and Algeria.  Prior to joining ADP, Mr. Follain held several positions in L’Oréal starting in 1987, including heading its Mexico subsidiary, sales and marketing manager for Europe in the International Department and responsibility for setting up the management information systems of the professional division.  He also worked for six years as an organizational consultant at Arthur Andersen Consulting (Accenture).  Mr. Follain is an aeronautical and telecommunications engineer, with degrees from the École Nationale Supérieure des Constructions Aéronautiques (Toulouse), the École Nationale Supérieure des Telecommunications (Paris) and a Master’s degree from Stanford University.

Loïc Briand (Alternate Director for Mr. Follain).  Mr. Loïc Briand has been an Alternate Director of our Board of Directors since April 2013.  Mr. Briand is International Operations Project Director for Aéroports de Paris Management.  Mr. Briand joined the ADP Group in 2005 and has been in charge of monitoring the management contracts and ensuring the transfer of knowhow in terms of airport operations and management in Mexico, China, Egypt, Saudi Arabia, Mauritius and Cambodia.  He was also airport security senior advisor at Paris Charles de Gaulle airport.  Prior to joining ADP, Mr. Briand held several positions in the airport and airlines industry starting in 1998, including marketing and brand strategy development for a French subsidiary of British Airways and marketing and sales for the airport services branch of Keolis, the leading public transportation group in France.  Mr. Briand has a Master’s degree in economics and international transports from the Université Paris 1 Panthéon-Sorbonne and a specialized Master’s in airport management from the French National School of Civil Aviation (Ecole Nationale d’Aviation Civile).

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

The following table lists our executive officers, their current position and their date of appointment as an executive officer:

Name	Current Position	Executive Officer Since(1)	Age
Porfirio González Álvarez	Chief Executive Officer	July 1, 2011	62
Stéphane Laurent Christian Lemoine(2)	Chief Operating Officer	July 19, 2010	51
José Luis Guerrero Cortés(2)	Chief Financial Officer	July 1, 2009	32
Alfredo Domínguez Sánchez	General Counsel	November 14, 2011	38
Roberto Ontiveros Chávez	Infrastructure and Maintenance Director	July 22, 2008	48
Stéphane Taysse(2)	Commercial and Marketing Director	December 1, 2009	40
Juan Manuel Jauregui Aguilar	Airports Director	November 14, 2011	58
Paloma Grediaga Kuri	Real Estate & New Business Director	August 2, 2011	42

(1)	Date appointed.

(2)	Appointed by SETA as holder of Series BB shares.

Porfirio González Álvarez has served as our Airports Director since April 2006 before becoming on July 1, 2011, our Chief Executive Officer.  Previously, he served as:  Business Unit Manager, Assistant Director of Operations and Development and Manager of our Monterrey airport.  Prior to joining us he served in various capacities in the Mexican federal government and the State government of Nuevo León, including General Director of Tourism.  Mr. González holds a B.S. in civil engineering from the Universidad Autónoma de Nuevo León.  He has also completed various specialization courses in the areas of airports, safety and security, finance, management and human resources.

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

Alfredo Domínguez Sánchez has served as our Legal Manager since July 2004 before becoming on November 14, 2011, our General Counsel.  Prior to joining us, Mr. Domínguez was an associate at Thacher Proffitt & Wood, where he advised Mexican and foreign companies on all matters related to corporate commercial litigation, administrative and tax litigation, regulatory enforcement, corporate governance, special investigations, environmental litigation and trusts and estates.  Mr. Domínguez holds a law degree at the Universidad Autónoma de Chihuahua and an LL.M., magna cum laude, from Escuela de Graduados en Administración Pública y Política Pública (EGAP), Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).  He is a member of the Latin American Association of Aeronautical and Space Law.  Mr. Domínguez has been the alternate Secretary of the Board of Directors since November 2011.

Roberto Ontiveros Chávez has served as our Infrastructure and Maintenance Director since July 2008.  Previously, he was Construction Manager for Libra Desarrollos, S.A., Cementos del Yaqui, S.A., and PROCASA and Senior Engineer and Facilities Manager for the U.S. Embassy in Mexico.  Mr. Ontiveros holds a B.S. in civil engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, a Master’s Degree in Construction by Universidad Nacional Autónoma de México, a diploma in Project Management from the Project Management Institute, a diploma as a reinforced concrete inspector from the American Concrete Institute and a diploma on asbestos materials, among other specialization courses in the construction sector.

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

Juan Manuel Jauregui Aguilar has served the Company since March 1999.  He has held the positions of Finance and Control Manager, Business Unit Manager, Project Leader for the construction and operation of Terminals B and C of the Monterrey airport, Airport Manager and Monterrey International Airport Technical Manager.  He has occupied the position of Airports Director since December 2011.  He holds a Bachelor’s degree in Administration from the Universidad Autónoma de México.  Previously, he worked for various companies, including GE Capital, Alliance Bank, Financial Group Cremi-Union, International Bank BITAL, Atlantic Bank, the National Banking Commission and Bancomer as an Independent Advisor occupying managerial and directorate positions.

Paloma Grediaga Kuri joined us in November 2010.  In August 2011, she was appointed as Real Estate and New Business Director.  Ms. Grediaga had a 17-year career at Empresas ICA, first in the area of finance as Head of Investor Relations and Corporate Treasurer.  Later she was responsible for the commercial development of middle-income housing developments at ICA Residencial, S.A. de C.V.  Mrs. Grediaga joined us to start the Real Estate & New Business project in our 13 airports.  She holds a B.A. in Economics from the Instituto Tecnológico Autónomo de México (ITAM), a Diploma in Corporate Finance from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an Executive MBA/Master’s dual degree awarded by ITAM and the WP Carey School of Business at Arizona State University.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executive Officers

For 2012, the aggregate compensation earned by our 19 officers (including executive officers and airport administrators) was approximately Ps. 53,796 thousand.  At the shareholders’ meeting held on April 14, 2011, the shareholders approved the following compensation for Directors and Executive Officers:  each of the chief executive officer, the chief financial officer, the general counsel and the permanent invitees and secretaries for each meeting of the board or special committee received compensation in the amount of Ps. 44,000 for 2011, net of any required withholding for each board meeting and corporate committee meeting attended.  In addition, independent directors receive a fee of U.S.$ 250 net of any required withholding for each hour they dedicate to our affairs entrusted by the Board of Directors outside of board meetings and corporate committee meetings.  Compensation remained unchanged for 2012, as compensation amounts were not modified at our shareholders’ meeting held on April 18, 2012.  At the shareholders’ meeting held on April 16, 2013, the shareholders approved the following compensation for Directors and Executive Officers:  each of the chief executive officer, the chief financial officer, the general counsel and the permanent invitees and secretaries for each meeting of the Board of Directors or committee will receive compensation in the amount of Ps. 50,000, net of any required withholding for each meeting and committee meeting attended.  In addition, Independent Directors will receive a fee of Ps. 4,000, net of any required withholding for each hour they dedicate to our affairs entrusted to them by the Board of Directors outside of board meetings and corporate committee meetings.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due them according to the Mexican Federal Labor Law.

As of December 31, 2012, the amount set aside or accrued for all employees under our subsidiary Servicios Aero Especializados del Centro Norte, S.A. de C.V.’s retirement plan, was Ps. 4,768 thousand.  Other than for Servicios Aero Especializados del Centro Norte, S.A. de C.V., no amount has been set aside by us or our subsidiaries for pension, retirement or similar benefits.

Committees

The Mexican Securities Law and our bylaws provide that the Board of Directors may receive assistance from one or more Special Committees created directly by the Board of Directors or by the chief executive officer in order to carry out the functions that the Mexican Securities Law and our bylaws assign to the Board of Directors with respect to audit and corporate practices.

Considering the complexity of the projects that were being undertaken by us, which involved financial and planning matters, the Board of Directors resolved on March 10, 2009, to unify in a single Special Committee the previous Audit and Corporate Practices Functions and to confer on the committee additional responsibilities for financial and planning matters, which such functions are to be exercised jointly so that the Board of Directors may take decisions with the support of an intermediate body.  Such resolution was ratified by our shareholders’ meeting of April 24, 2009.

Considering the importance and breadth of the matters overseen by our Special Committee, at the recommendation of our Board of Directors, at our general shareholders’ meeting held on April 16, 2013, the establishment of two committees was approved:  an Audit Committee and a Corporate Practices, Finance, Planning and Sustainability Committee.  The committees will provide relevant support to the Board of Directors so that the Board of Directors may make necessary decisions.

At our general shareholders’ meeting held on April 16, 2013, Elsa Beatriz García Bojorges was elected as Chairman of our Audit Committee and Alberto Felipe Mulás Alonso was elected as Chairman of our Corporate Practices, Finance, Planning and Sustainability Committee.  The current members of the Audit Committee are Elsa Beatriz García Bojorges, Luis Guillermo Zazueta Domínguez and Alberto Felipe Mulás Alonso.  Elsa Beatriz García Bojorges has been designated as an “audit committee financial expert” as defined by the SEC.  Alberto Felipe Mulás Alonso, Ricardo Gutiérrez Muñoz and Carlos Guzmán Bofill are the current members of the Corporate Practices, Finance, Planning and Sustainability Committee.

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

The Chairman of the Board of Directors will propose to the shareholders meeting one of the Independent Directors as a Chairman of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee, who should present the requirements of independence, experience, abilities and professional prestige in accordance with Articles 25, 26 and 43 of the Mexican Securities Law.

The Chairman of the Corporate Practices, Finance, Planning and Sustainability Committee shall present an annual report to our Board of Directors with respect to the findings of such Corporate Practices, Finance, Planning and Sustainability Committee, which must include the items mentioned in the “Financial and Planning Functions” section below.

Our shareholders’ meeting of April 3, 2008, in its amendments to the bylaws, eliminated the Nominations Committee, whose functions and responsibilities are now carried out by the Board of Directors.

Audit Committee

The Audit Committee, which is responsible for the Audit Functions and consists exclusively of Independent Directors, has the following responsibilities:  (i) selecting the external auditor of the Company, recommending to the Board of Directors the appointment of such external auditor and providing an opinion about any removal of such external auditor, (ii) supervising our external auditors and analyzing their reports, (iii) analyzing and supervising the preparation of our financial statements, (iv) informing the board of our internal controls and their adequacy, (v) requesting reports from our executive officers whenever the committee deems appropriate, providing assistance to our Board of Directors in the preparation of the reports containing the main accounting and information guidelines used for the preparation of the financial information and assistance to our Board of Directors in the preparation of the report on the operations and activities in which the Board of Directors had intervened pursuant to the Mexican Securities Law, (vi) informing the Board of Directors of any irregularities that it may encounter, (vii) receiving and analyzing recommendations and observations made by the shareholders, members of the Board of Directors, executive officers, our external auditors or any third party and taking the necessary actions, (viii) calling shareholders’ meetings, (ix) overseeing the execution of the shareholders’ and directors’ resolutions by the chief executive officer in accordance with the instructions provided thereto by the shareholders or the directors and (x) providing an annual report to the Board of Directors.

The Chairman of the Audit Committee shall present an annual report to our Board of Directors with respect to the findings of the Audit Committee, which shall include (i) the status of the internal controls and internal audits and any deviations therefrom and deficiencies thereof, taking into consideration the reports of external auditors and independent experts, (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies, (iii) the evaluation of external auditors, (iv) the main results from the review of our financial statements and those of our subsidiaries, (v) the description and effects of changes to accounting policies, (vi) the measures adopted as result of observations of shareholders, directors, executive officers and third parties relating to accounting, internal controls and internal or external audits and (vii) compliance of shareholders’ and directors’ resolutions.

Corporate Practices, Finance, Planning and Sustainability Committee

The Corporate Practices, Finance, Planning and Sustainability Committee, which is responsible for the Corporate Practices, Finance, Planning and Sustainability Functions, has the following responsibilities:  (i) providing opinions to our Board of Directors; (ii) requesting and obtaining opinions from independent experts; (iii) calling shareholders’ meetings; (iv) assisting the board in the preparation of annual reports and other reporting obligations; (v) analyzing the general principles for the determination of the strategic plan of the Company and the observance of such plan; (vi) evaluating and opining on the investment and financing policies of the Company that the chief executive officer proposes; (vii) opining on the premises of the annual budget and the following of its application, such as its control system; (viii) analyzing and evaluating the risks factors of the Company, such as the mechanisms for its control; (ix) evaluating whether the investment and financing policies are consistent with the strategic plan of the Company; and (x) evaluating whether the financing projects are consistent with the strategic plan of the Company.

The Chairman of the Corporate Practices, Finance, Planning and Sustainability Committee shall prepare an annual report to our Board of Directors with respect to the findings of this Committee, which shall include (i) observations with respect to relevant directors and officers, (ii) the transactions entered into with related parties, (iii) the remunerations paid to directors and officers and (iv) any permissions granted for a director or officer to take advantage of a business opportunity.

Employees

As of December 31, 2012, we had approximately 1,021 employees.  The total number of employees increased by 1.0% in 2012, due primarily to expansion of OMA Carga and our sustainability department expansion in order to meet the sustainability certification requirements imposed by ISO 14001:2004 and OHSAS 18001:2007.  As of December 31, 2012, approximately 56.3% of our employees were unionized.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated:

	As of December 31,
	2010	2011	2012
Categories of activity:
Airport operations	523	549	549
Airport maintenance	167	161	165
Administration	306	301	307
Geographic location:
Acapulco	89	89	81
Ciudad Juárez	50	52	53
Culiacán	55	56	59
Chihuahua	63	63	59
Durango	41	39	41
Mazatlán	68	70	65
Monterrey	218	216	221
Reynosa	33	34	42
San Luis Potosí	43	42	46
Tampico	58	59	60
Torreón	51	49	48
Zacatecas	43	43	43
Zihuatanejo	47	46	44
Corporate Offices	137	153	159
Total(1)	996	1,011	1,021

(1)    As of December 31, 2010, 2011 and 2012, includes 416, 383 and 398 persons, respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., and 48 persons employed by Servicios Aero Especializados del Centro Norte, S.A. de C.V., our administrative services subsidiaries.

All of our unionized employees, who are employed by our subsidiary Operadora de Aeropuertos del Centro Norte, S.A. de C.V., are members of local chapters of the Mexican National Union of Airport and Auxiliary Services Workers, an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services agency as well as of the three other airport groups (the Southeast Group (Grupo Aeroportuario del Sureste, S.A. de C.V.), the Mexico City Group (Grupo Aeroportuario de la Ciudad de México) and the Pacific Group (Grupo Aeroportuario del Pacífico, S.A. de C.V.)) operating in Mexico.  Since July 2008, the labor relations with our employees are governed by a collective labor agreement and negotiated by the local chapter of the union.  As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years.

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries.  We make bi-weekly contributions matching each employee’s contribution.  Employees are entitled to withdraw the funds in their accounts on an annual basis.  In 2011 and 2012, we made a total of Ps. 45,121 thousand and Ps. 49,459 thousand, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Ministry of Finance and Public Credit.

Item 7.	Major Shareholders and Related-Party Transactions

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 18, 2013, identifying each owner of more than 5% of any series of our shares:

	Number of Shares		Percentage of Issued and Outstanding Capital
Identity of Shareholder	B Shares	BB Shares	B Shares	BB Shares
Aeroinvest(1)	167,702,700	—	41.9%	—
SETA(2)	8,000,000	58,800,000	2.0%	14.7%
Aberdeen Asset Management PLC(3)	61,810,216	—	15.5%	—
Quintana Family(4)	23,457,300	—	5.8%	—
Public	80,188,784	—	20.0%	—
Officers and Directors(5)	41,000	—	0.1%	—

(1)
In addition to the Series B shares it directly owns, Aeroinvest may be deemed to beneficially own all of our shares owned by SETA by virtue of its ownership of 74.5% of SETA’s capital stock.  Aeroinvest and SETA are subsidiaries of Empresas ICA.

(2)	Held in trust with Bancomext. Aeroinvest and SETA are subsidiaries of Empresas ICA.

(3)	Based on beneficial ownership reports filed with the SEC on December 31, 2012.

(4)
Members of the Quintana Family, including current Directors, Mr. Alonso Quintana Kawage and Mr. Diego Quintana Kawage, directly own an aggregate of 23,457,300  million Series B shares representing 5.8% of such series.  None of the members of the Quintana Family individually directly own more than 5% of any class of our shares.  Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.

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

Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present the Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, chief operating officer and commercial director, to elect three members of our Board of Directors and to propose the appointment of at least one member of each of our committees.  SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by the Board of Directors require the affirmative vote of the directors appointed by the holder of our Series BB shares.  In the event of the termination of Technical Assistance Agreement, the Series BB shares would be converted into Series B shares, resulting in the termination of all of SETA’s special rights.  If at any time before June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but its other special rights would be unaffected).  If at any time after June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, whether before or after June 14, 2015, all of its special rights will remain in place.  In addition, shareholders of SETA have allocated among themselves certain veto rights relating to the exercise by SETA of its veto and other rights, which increases the risk of impasse at the shareholders meeting of SETA and ultimately at our shareholders meetings.

Our bylaws, the Participation Agreement and the Technical Assistance Agreement also contain certain provisions designed to avoid conflicts of interest between SETA and us, such as approval of certain related-party transactions by our Corporate Practices, Finance, Planning and Sustainability Committee.

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

Pursuant to the consortium agreement entered into among ADPM, Aeroinvest and Vinci, S.A. (a corporation organized under the laws of France) on May 16, 2000, as amended and restated, or the consortium agreement, the shareholders of SETA agreed that ADPM shall have the right to appoint one member of our Board of Directors and that Aeroinvest shall have the right to appoint up to three directors, the third of whom must satisfy the independence criteria of the Sarbanes-Oxley Act of 2002.  Since September 14, 2005, ADPM and Aeroinvest are the sole parties to the consortium agreement.  The right to appoint certain of our officers under the consortium agreement is allocated as follows:  Aeroinvest shall appoint our chief executive officer, chief financial officer, human resources manager (subject to the approval of ADPM) and general counsel; ADPM shall appoint our chief operating and quality officer and our commercial and marketing officer (subject to the approval of Aeroinvest).  The maintenance and infrastructure officer shall be appointed by SETA.

Aeroinvest and ADPM have also agreed that, in accordance with our bylaws, at least one member of each of our Audit Committee and Corporate Practices, Finance, Planning and Sustainability Committee shall be appointed by SETA.

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

Arrangements Relating to Aeroinvest

In June 2005, SETA assigned to Aeroinvest an option to purchase Series B shares representing 36% of our then-outstanding capital stock (currently equivalent to 35.3% of our capital stock).  Aeroinvest purchased these shares from the Mexican government in December 2005 pursuant to this option, acquiring 141,120,000 Series B shares at an aggregate purchase price of U.S.$ 203.3 million (Ps. 2,165,472 thousand) (determined based on an initial price per share of U.S.$ 1.13 (Ps. 11.0198) plus an annual 5% premium, subject to decreases for any dividends declared and paid by us).  The acquisition of these Series B shares was financed through credit facilities.  These credit facilities were amended and restated to, among other things, increase the amount of the facility and the amount borrowed thereunder in October 2006 and again in April 2007.  Aeroinvest subsequently purchased additional Series B shares representing 6.6% of our capital stock.  Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) to refinance its existing credit facilities in June 2007.  In connection therewith, Aeroinvest assigned its economic interests (including its right to receive dividends) in its Series B shares representing 41.9% of our capital stock as well as 74.5% of the Series A shares of SETA.

On June 22, 2007, Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., División Fiduciaria and Banca Múltiple, J.P. Morgan Grupo Financiero, División Fiduciaria, entered into a voting agreement pursuant to which Aeroinvest agreed to vote its Series B shares currently representing 41.92% of our capital stock as a bloc in the same way SETA votes its shares of our capital stock at all ordinary and extraordinary shareholders meetings, subject to certain exceptions set forth in the agreement.  An English translation of this agreement was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2006.

In February 2011, Aeroinvest repaid Merrill Lynch the totality of its credit facilities.

RELATED-PARTY TRANSACTIONS

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2012 amounted to Ps. 67,365 thousand (U.S.$ 5.2 million).  The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its stockholders during the term of the agreement.  The agreement has an initial term of 15 years beginning June 14, 2000, and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015.  The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date.  A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B shares that are not owned by SETA or any of its affiliates.  A party may terminate the Technical Assistance Agreement prior to its expiration date upon non-compliance with its terms by the other party.  SETA provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the master development programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations.

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

The Technical Assistance Agreement allows SETA, its stockholders and their affiliates to render additional services to us only if our Corporate Practices, Finance, Planning and Sustainability Committee determines that these related persons have submitted an arm’s-length bid in a public bidding process.  For a description of this committee, see “Item 6.  Directors, Senior Management and Employees—Committees.”

In 2011 and 2012, we recognized expenses of U.S.$ 4.0 million and U.S.$ 5.2 million, respectively, pursuant to the Technical Assistance Agreement plus additional nominal expenses paid to SETA and its affiliates.

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

Arrangements with Aeroinvest and Its Affiliates

Our parent company Aeroinvest entered into agreements with Merrill Lynch to refinance its existing credit facilities in June 2007.  In connection with the Merrill Lynch refinancing, Aeroinvest assigned its economic interests (including its right to receive dividends) with respect to its Series B shares currently representing 41.92% of our capital stock as well as 74.5% of the Series A shares of SETA.  Aeroinvest purchased thereafter additional Series B shares representing 6.64% of our capital stock.  Although we were not parties to the refinancing agreements previously mentioned, the refinancing agreements required us to comply with certain restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions, make investments or capital expenditures outside our master development programs.  In February 2011, Aeroinvest repaid Merrill Lynch the outstanding amounts under these credit facilities.

On December 20, 2011, Aeroinvest entered into a credit agreement with Bank of America, N.A., for U.S.$ 45.0 million that required us to maintain a debt to EBITDA ratio below 2.25:1.  There were no further arrangements that resulted in our guarantee, pledge of assets or stock or providing of security for Aeroinvest’s loan.  Aeroinvest prepaid the entire amount outstanding under this credit agreement on November 30, 2012.

Aeroinvest and its affiliates have entered into certain agreements that contain covenants requiring our controlling shareholder to, among other things, (i) cause us to maintain of a debt-to-EBITDA ratio below 3.50:1; (ii) cause us to continue listing our common shares on the Mexican Stock Exchange; (iii) prohibit us from granting loans or transferring funds to third parties outside the normal course of our operations other than dividend distributions and other distributions to shareholders and loans to employees; and (iv) prohibit us from entering into any agreement that may limit our ability to pay dividends, fees, interest or any other cash distribution to our shareholders.

In the future, Aeroinvest could enter into additional agreements that may require us to comply with certain covenants.  Aeroinvest’s economic interests with respect to these or any other additional Series B shares purchased by Aeroinvest may become subject to an assignment under the terms of any future refinancing documents in certain circumstances.

Arrangements with Other Affiliates

We periodically engage Empresas ICA and its affiliates to provide construction and related services to us.  In 2012, we contracted Ps. 89,418 thousand for services to be provided by Empresas ICA and its affiliates periodically.  In accordance with our Related Party Guidelines, such contracts were approved by our Board of Directors upon the recommendation of our Corporate Practices, Finance, Planning and Sustainability Committee and in accordance with Mexican Securities Law.  The Committee considered these contracts to be arm’s-length agreements based on the evaluation of these contracts by the third-party professionals Desarrollo de Ingeniería Civil y Tecnológica, S.A. de C.V. (DICTEC), represented by Jorge Moreno Anaya; Corporativo de Ingeniería Terrestre, S.A. de C.V. (COITSA), represented by Victor Manuel Corona Ahumada; and Proyectos Asesoría y Control de Calidad, S.A. de C.V. (PACCSA), represented by Rafael Limón.  All companies are independent experts contracted by us to evaluate offers made by Empresas ICA or its affiliates.  They determined that Empresas ICA or its affiliates’ offers were consistent with market prices.

The following table shows details of the contracts concluded with affiliates of Empresas ICA in 2012, providing for payment of Ps. 89,418 thousand in exchange for the construction, rehabilitation or maintenance of runways and aprons of our airports.  This amount represents 15.1% of capital expenditures plus major maintenance investments, equivalent to Ps. 593,768 thousand.

Airport	Amount
	(in thousands of pesos)
Durango	Ps.	27,774
Monterrey		10,256
Reynosa		7,922
Tampico		43,466
Total	Ps.	89,418

Item 8.	Financial Information

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

Disputed Land Ownership at the Ciudad Juárez Airport

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$ 120.0 million.  On May 18, 2005, a Mexican court ordered us to return the disputed land to the plaintiffs.  However, that decision and three subsequent constitutional claims (juicios de amparo) permitted the ruling to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation, as the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juárez airport.  On August 28, 2009, the Federal Government filed its answer to the claim, in which it requested that the trial be removed to federal court.  In May 2010, the Court of Appeals granted the Federal Government’s request, giving the Federal Courts jurisdiction to hear the lawsuit.  The plaintiffs filed a constitutional claim against this ruling before the District Court in Chihuahua and on November 29, 2010, the District Court in Chihuahua confirmed the Court of Appeals ruling.  Against this ruling, the plaintiffs filed an appeal (recurso de revisión) before the Federal Circuit Court, and on July 7, 2011, the Federal Circuit Court ruled that the plaintiffs’ constitutional claim should be heard by a District Court in Ciudad Juárez.  In October 2011, the District Court in Ciudad Juárez denied the plaintiffs’ constitutional claim, against which, in November 2011, the plaintiffs filed a new appeal (recurso de revisión) before the Federal Circuit Court.  On January 7, 2012, the Federal Circuit Court confirmed that the District Court in Ciudad Juárez had jurisdiction to hear the claim.  On April 30, 2012, the Federal District Court in Ciudad Juárez ruled that it did not have jurisdiction to hear the claim, and the determination of jurisdiction was sent to the Supreme Court.  On January 13, 2013 a Federal Circuit Court determined that the Third Federal District Civil Judge in Ciudad Juárez is the competent body to resolve this dispute.  As of April 18, 2013, the final resolution of this dispute remains pending.

In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of our concessions would require, our concession to operate the Ciudad Juárez airport would terminate.  In 2012, the Ciudad Juárez airport represented 5.1% of our consolidated total revenues.  Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of our concessions the termination of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and that the Mexican federal government would be obligated to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that we would be so indemnified.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

Disputed Land Ownership at the Monterrey Airport

On January 12, 2012, a third party filed a claim that it was the owner of a property previously acquired by the Monterrey airport.  The third party is seeking a declaration that the documents of sale to the Monterrey airport are null and void based on the absence of a sale deed for the property and the restitution of the property to the third party, together with the corresponding improvements and property rights.

As of December 31, 2012, we did not reserve any provision related to this claim, as in the event that the third party’s claim is successful, the party that sold the disputed property to the Monterrey airport would be liable for the payment of any damages.

Order to Close Retail Stores and Remove Advertisements at the Torreón Airport

On April 5, 2013, the city of Torreón ordered the closure of ten retail stores in the commercial area of the Torreón airport and removed all interior and exterior billboards at the airport, citing an alleged lack of municipal operating licenses.  On April 8, 2013, the Torreón airport filed an injunction against the order on the grounds that the city lacks the authority and power to close airport premises as the Mexican Airport Law grants the Ministry of Communications and Transportation full discretion over airport premises.  In the same injunction, the Torreón airport requested that the closing order be suspended while the injunction is pending.

On April 11, 2013, the District Court where the injunction was filed denied the airport’s request to provisionally suspend city of Torreón’s order.  Against this resolution, the Torreón airport filed a complaint with the Federal Circuit Court, and on April 15, 2013 and the provisional suspension was granted.

On April 17, 2013 (after April 15, 2013, the last date of our consolidated financial statements presented in this annual report), the Third District Judge permanently suspended the city’s order, pending a resolution of whether the city of Torreón has the authority and power to inspect the commercial and advertising areas within the Torreón airport.  As of the date of this report, the injunction remains pending.

Tax Audit at the Acapulco Airport

In December 2011, the Local Tax Audit Administration of the Tax Administration Service in Acapulco conducted a new audit of the Acapulco airport and determined a tax liability of Ps. 27,876 thousand for the year of 2006 for alleged revenue omissions, excess deductions, surcharges and fines.  We filed a motion for reconsideration against such determination; the resolution for the motion resulted in a new tax liability of Ps. 18,733 thousand.  We have filed a new motion against this resolution.  We have not recorded any provision related to this claim as the probability of incurring a loss is remote.  We believe that we have sufficient elements to obtain a favorable result; otherwise, we intend to file an administrative appeal with the Federal Tax and Administrative Court of Justice.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

Tax Audit at the Monterrey Airport

On February 9, 2012, the Apodaca Office of the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social, or “IMSS”) determined a tax credit for the Monterrey airport for the period from January 1, 2007 to December 31, 2010 for Ps. 28,300 thousand for alleged omissions in labor management fees.  The Monterrey airport submitted an appeal to this determination before the IMSS, which, in a resolution dated May 23, 2012, confirmed the tax credit.  The Monterrey airport filed an administrative appeal with the Federal Tax and Administrative Court of Justice.  The administrative appeal is pending resolution, and the tax credit was guaranteed through the provision of a bond to the IMSS.  We anticipate a favorable outcome in our administrative appeal.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

Tax Audit at the Reynosa Airport

On March 9, 2012, the Reynosa airport filed an administrative appeal against the Mexican Tax Administration Service’s (Servicio de Administración Tributaria) determination of a tax credit based on income tax for the year 2007 for Ps. 1,217 thousand and profit distribution for Ps. 195 thousand.  The administrative appeal is pending resolution, and the tax credit was guaranteed through the provision of a bond to the Mexican Tax Administration Service.  We anticipate a favorable outcome in our administrative appeal.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

Property Tax Claims

Administrative law proceedings have been asserted against us by the municipalities of Zihuatanejo and Ciudad Juárez, for the payment of property taxes with respect to the real estate on which we operate our airports in those cities.

In October 2012, the municipality of Zihuatanejo filed a property tax claim against the Zihuatanejo airport for Ps. 2,178 thousand for the period from 2004 to 2005 and Ps. 2,855 thousand for the period from 2007 to 2012 and a fine for Ps. 922 thousand.  In response to these claims, we have filed administrative appeals before the Administrative Court (Tribunal de lo Contensioso y Administrativo del Estado de Guerrero) that remain pending.

In November 2012, the municipality of Ciudad Juárez filed a property tax claim against the Ciudad Juárez airport for Ps. 5,823 thousand for the period from 1998 to 2012.  In response to this claim, we have filed an administrative appeal before the Administrative Court (Supremo Tribunal de Justicia del Estado de Chihuahua).  In February 2013 the Administrative Court dismissed the trial after the municipality of Ciudad Juárez withdrew its property tax claim.

Other municipalities in which we operate may assert similar claims.

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

On October 30, 2009, the Mexican customs authority agreed with us and relocated in the new customs area by itself.  Braniff filed a new constitutional claim against the relocation of the customs authority, which as of May 10, 2011, was resolved denying Braniff’s request.  On April 18, 2011, the Mexican customs authorities partially complied with the court’s decision, delivering part of the Monterrey airport surface, and informed us that the remaining surface would be delivered in March 2013.  As of April 18, 2013, the Mexican customs authority has not delivered the remaining surface, for which we intend to petition the court to obtain compliance with the judgment.  On May 17, 2011, Braniff filed a new constitutional claim, which on October 28, 2011, was also denied.  It is possible that Braniff will file a new claim; however, we believe that we would obtain a favorable resolution if they were to do so, as we have in the past.

Outstanding Amounts Due from Airlines that Suspended Operations at Our Airports

Following the cessation of operations by Aerocalifornia, Avolar, Azteca, Aladia and Alma, we initiated legal proceedings against such airlines to recover outstanding amounts due, including rent, airport fees and passenger charges.

•
Aerocalifornia operated at the Chihuahua, Ciudad Juárez, Culiacán, Durango, Mazatlán, Monterrey and Torreón airports and suspended its operations as a result of a suspension by the Mexican regulatory authorities on July 24, 2008.  As of December 31, 2011, this airline owed us a total amount of Ps. 4,229 thousand; however, this amount became uncollectible in 2012 due to the airline having insufficient assets to cover their obligations.

•
Avolar operated at the Acapulco, Culiacán, Durango and Zacatecas airports and suspended its operations as a result of a suspension by the Mexican regulatory authorities on August 5, 2008.  As of April 18, 2013, this airline owed us a total of Ps. 834 thousand.

•
Azteca Airlines operated at the Acapulco, Chihuahua, Ciudad Juárez, Culiacán, Monterrey and Zacatecas airports and suspended its operations as a result of a suspension by the Mexican regulatory authorities on March 26, 2007.  This airline also completely suspended its operations on October 10, 2007, which could further affect its financial conditions and its ability to repay us.  As of December 31, 2011, this airline owed us a total amount of Ps. 3,586 thousand; however, this amount became uncollectible in 2012 due to the airline having insufficient assets to cover their obligations.

•
Aladia operated at the Monterrey airport throughout the year and at the Chihuahua, Ciudad Juárez and Mazatlán airports in the summer months and suspended its operations on October 21, 2008.  As of April 18, 2013, this airline owed us a total amount of Ps. 695 thousand.

•
Alma operated at the Chihuahua, Ciudad Juárez, Mazatlán, Reynosa, Tampico, Torreón and Zihuatanejo airports and suspended its operations on November 7, 2008.  A Federal Court declared this airline’s bankruptcy on March 20, 2009, which could further affect its financial conditions and its ability to repay us.  As of December 31, 2011, this airline owed us a total amount of Ps. 21,818 thousand; however, this amount became uncollectible in 2012 due to the airline having insufficient assets to cover their obligations.

•
On June 3, 2009, the Ministry of Communications and Transportation, acting through the Mexican Bureau of Civil Aviation, temporarily suspended the operation of 25 Aviacsa aircraft.  Aviacsa received a judicial injunction that enabled it to continue to operate, and it resumed operations on June 12, 2009.  On July 6, 2009, the Ministry of Communications and Transportation suspended Aviacsa’s right to use Mexican airspace, based on non-payment of royalties owed to the Navigation Services for Mexican Airspace.  Aviacsa filed for insolvency protection on October 30, 2009.  Aviacsa accounted for 7.0% of our total passenger traffic during the January–June 2009 period, and 96.64% of such passengers were domestic.  As of April 18, 2013, this airline owed us a total amount of Ps. 26,919 thousand.  Currently we are in the process of negotiating the collection of the amounts owed to us by Aviacsa.

The amounts mentioned above do not include interest.  Since most of these airlines are facing insolvency proceedings and other difficulties, there can be no assurance that we will be successful in the recovery of the amounts these airlines owe us.  We have created allowances for all outstanding amounts.

Bankruptcy Proceedings of Grupo Mexicana

On August 3, 2010, Mexicana de Aviación announced that it filed for bankruptcy protection before the 11th Federal District Court in Mexico City and that it also sought bankruptcy protection in the United States.  On August 27, 2010, Grupo Mexicana announced the indefinite suspension of operations of Mexicana de Aviación, ClickMexicana and MexicanaLink.

On September 7, 2010, ClickMexicana and MexicanaLink (subsidiaries of Grupo Mexicana) filed for bankruptcy protection before the 11th Federal District Court in Mexico.  ClickMexicana and MexicanaLink’s insolvency petitions were accepted in conciliary phase on November 16, 2010.

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

In November 2010, we filed a motion (incidente de separación de bienes) against Grupo Mexicana, ClickMexicana and MexicanaLink to recover the passenger charges that Grupo Mexicana collected for us.  On January 4, 2012, a federal court of appeals (tribunal colegiado de circuito) determined that the dispute over the passenger charges was separable from the bankruptcy proceeding of ClickMexicana.  On February 8, 2012, the Federal District Court ordered the indefinite suspension of the conciliary phase for each of the Grupo Mexicana, ClickMexicana and MexicanaLink bankruptcy procedures.

On February 27, 2012, the Federal District Court ordered the separation of Ps. 58,075 thousand in passenger charges from the bankruptcy proceeding of ClickMexicana in our favor, and on April 18, 2012, the court ordered ClickMexicana to pay us or to declare it legally impossible to execute the payment within five days of the date of the court’s decision.  As of the date of this report, ClickMexicana has not paid us or declared payment legally impossible.

On June 26, 2012, the Federal District Court ordered the separation of Ps. 62,286 thousand in passenger charges from the bankruptcy proceeding of Grupo Mexicana in our favor and to pay us or to declare it legally impossible to execute the payment within five days of the date of the court’s decision.  As of the date of this report, Grupo Mexicana has not paid us or declared payment legally impossible.

On July 4, 2012, a federal court of appeals (tribunal colegiado de circuito) determined that the dispute over the passenger charges was separable from the bankruptcy proceeding of Mexicana Link.  On July 31, 2012, the Federal District Court ordered the separation of Ps. 12,169 thousand in passenger charges from the bankruptcy proceeding of MexicanaLink in our favor and ordered ClickMexicana to pay us or to declare it legally impossible to execute the payment within five days of the date of the court’s decision.  As of the date of this report, Mexicana Link has not paid us or declared payment legally impossible.

On December 13, 2012 we filed a motion for judgment execution (incidente de ejecución de sentencia) regarding the passenger charges that Grupo Mexicana collected for us, requesting that Grupo Mexicana (Mexicana, ClickMexicana and MexicanaLink) and its banks and trusts be compelled to comply with the separation judgment.  As of the date of this report, neither Grupo Mexicana nor the banks have paid us or declared the amounts held in Grupo Mexicana’s accounts.

We suspended all charges to Grupo Mexicana in August 2011.  As of April 18, 2013, the total amount owed to us by Grupo Mexicana amounted to approximately Ps. 145,881 thousand.  We have not charged any further amount or generated any interest on the amount owed ever since.  There can be no assurance that these amounts will be recovered from Grupo Mexicana.  It is unlikely that we will recover the total amount ordered to be paid as described above.

DIVIDENDS AND CAPITAL STOCK REIMBURSEMENTS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock.  Our legal reserve fund was Ps. 184,901 thousand at December 31, 2012 (excluding reserve amounts corresponding to 2012 net income), which represented 4.7% of our capital stock as of such date.

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends was determined under MFRS on our results of operations until the year 2010.  In 2011 and 2012, the level of earnings available for the payment of dividends was determined under IFRS.  Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to us.  We are also required to allocate earnings to our legal reserve fund prior to distributing any dividend payments to our shareholders.

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

Our dividend policy has a fixed and a variable component paid annually in equal quarterly installments.  The fixed component is Ps. 325,000 thousand per year.  The variable component will be based on the funds available for distribution in excess of the fixed component.

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

•	maintaining sufficient cash reserves, as determined by our Board of Directors, as to allow us to react to or prevent any adverse financial change in the operations of the business.

Our current dividend policy presupposes that the declaration and amount of dividends paid are subject to (and determined by) the following factors:

•	dividends are subject to the approval of our shareholders, based on the recommendation of our Board of Directors;

•	compliance with applicable law regarding the declaration and payment of dividends with respect to any year, including the establishment of the statutory legal reserve fund of 5%;

•	both the fixed and the variable amount of dividends will be subject to our financial position and dependent upon there being no adverse financial changes; and

•	the payment of dividends must be tax efficient.

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

On April 3, 2008, our shareholders approved a cash dividend of Ps. 434,240 thousand, or Ps. 1.0856 per share, to be paid in four equal quarterly installments of Ps. 0.2714 per share.

On April 24, 2009, our shareholders approved a cash dividend of Ps. 400,000 thousand, or  Ps. 1.00 per share, to be paid in four equal quarterly installments of Ps. 0.25 per share.

On April 16, 2010, our shareholders approved a cash dividend of Ps. 400,000 thousand, or Ps. 1.00 per share, to be paid in four equal quarterly installments of Ps. 0.25 per share.

On April 14, 2011, our shareholders approved a cash dividend of Ps. 400,000 thousand, or Ps. 1.00 per share, to be paid in four equal quarterly installments of Ps. 0.25 per share.

On April 18, 2012, our shareholders voted to reduce the minimum fixed capital without cancellation of the number of shares representing common stock by means of a lump sum reimbursement to shareholders in the amount of Ps. 1.25 per share to be paid in cash for each share outstanding no later than July 18, 2012.

On April 16, 2013, our shareholders voted  to reduce the minimum fixed capital without cancellation of the number of shares representing common stock by means of a reimbursement of Ps. 3.00 per share to be paid in cash for each share outstanding in five installments:  an extraordinary initial payment of Ps. 1.00 per share no later than June 2013 and four regular subsequent quarterly payments no later than July 2013, October 2013, January 2014 and April 2014, respectively.

Certain distributions that we make to our shareholders other than capital reimbursements (in the manner described above), including amortization of shares or otherwise, would be subject to taxation in Mexico, including withholding taxes.  The tax rates applicable and the method of assessing and paying taxes applicable to any such non-dividend distributions will vary depending on the nature of the distributions.

Item 9.	The Offer and Listing

SHARE PRICE HISTORY

The following table sets forth, for the periods indicated, the highest and lowest closing prices for (i) the ADSs on the NASDAQ in U.S. dollars and (ii) our common shares on the Mexican Stock Exchange in pesos.  For more information, see “Item 3.  Key Information—Exchange Rates” for the exchange rates applicable during the periods set forth below.  The information set forth in the table below reflects actual historical amounts at the trade dates and has not been restated in constant pesos.  As of the date of this report, we do not use the services of a market maker.

	U.S.$ per ADS(1)		Pesos per Series B Share
	Lowest	Highest	Lowest	Highest
2008	7.06	23.98	12.29	34.20
2009	7.37	14.02	12.53	22.98
2010
First quarter	11.51	15.37	18.71	24.33
Second quarter	12.25	15.82	20.28	24.25
Third quarter	11.55	14.60	18.89	22.83
Fourth quarter	14.61	16.27	22.50	24.98
2011
First quarter	13.96	15.98	21.03	24.01
Second quarter	15.32	18.15	22.52	26.93
Third quarter	12.46	18.85	20.08	27.40
Fourth quarter	12.25	14.15	21.60	24.99
2012
First quarter	13.05	16.79	21.85	27.00
Second quarter	13.45	16.62	23.60	27.65
Third quarter	16.05	18.10	27.00	29.83
Fourth quarter	17.88	23.81	28.69	37.86

Monthly Prices
December 2012	20.45	23.81	33.15	37.86
January 2013	22.47	26.62	35.02	42.45
February 2013	26.35	28.27	42.40	44.67
March 2013	27.84	33.40	44.00	49.85

(1)	Eight Series B shares per ADS.

Sources:	Mexican Stock Exchange and NASDAQ.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico.  Founded in 1894, it ceased operations in the early 1900s and was reestablished in 1907.  The Mexican Stock Exchange is organized as a corporation (sociedad anónima bursátil de capital variable) whose shares are held by brokerage firms.  These firms are exclusively authorized to trade on the floor of the Exchange.  Trading on the Mexican Stock Exchange takes place exclusively through an automated inter-dealer quotation system known as SENTRA, which is open between the hours of 8:30 a.m. and 3:30 p.m., Mexico City time, each business day.  Each trading day is divided into six trading sessions with 10-minute periods separating each session.  Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be made outside the Exchange.  Due primarily to tax considerations, however, most transactions in listed Mexican securities are made through the Exchange.  The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility.  The suspension procedures will not apply to shares that are directly or indirectly (through ADSs or CPOs) quoted on a stock exchange outside Mexico.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange.  Deferred settlement, even if by mutual agreement, is not permitted without the approval of the CNBV.  Most securities traded on the Mexican Stock Exchange are on deposit with Indeval, a privately owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for Mexican Stock Exchange transactions, eliminating the need for the physical transfer of shares.

The Mexican Stock Exchange is one of Latin America’s largest exchanges in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets and therefore subject to greater volatility.

As of December 31, 2012, 128 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2012, the 10 most actively traded equity issues (excluding banks) represented approximately 58.6% of the total volume of equity issues traded on the Mexican Stock Exchange.  Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in Mexico.

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

Reporting Obligations

As a company with securities listed on the Mexican Stock Exchange and NASDAQ, we are subject to several reporting and disclosure obligations regarding corporate information and material events set forth by the Mexican and U.S. securities laws, which include filing quarterly and annual financial reports, as well as corporate information and disclosing material events to the regulatory authorities in Mexico and the United States.

For the last three years, we have duly and timely filed all the information that we are obligated to file in order to comply with the Mexican and U.S. securities laws.

Material Changes to the Rights Conferred by Our Securities Registered with the Mexican National Registry of Securities and Traded in the Mexican Market

As of December 31, 2012, there have been no material changes to the rights conferred by our securities registered with the Mexican National Registry of Securities and traded in the Mexican market.

Item 10.	Additional Information

Bylaws

This section summarizes certain provisions of Mexican law and our bylaws (estatutos sociales), a copy of which is attached to this Form 20-F as Exhibit 1.1.

At our Extraordinary Shareholders’ Meeting held on October 2, 2006, our shareholders adopted resolutions amending and restating of our bylaws to organize the company as a sociedad anónima bursátil and to conform our bylaws to the provisions of the Mexican Securities Law.  Some of the relevant changes included the enhancement of certain provisions applicable to the corporate governance of public companies, clarification of certain provisions relating to directors’ and officers’ liability and the elimination of restrictions on ownership of our shares.

Our bylaws were further amended in the shareholders’ meeting held on April 3, 2008.  In particular, the primary change concerned the elimination of the Nominations Committee and transfer of such Committee’s duties to the shareholders meeting and, where appropriate, to the Board of Directors.

At our shareholders’ meeting held on April 18, 2012, our bylaws were further amended to reflect the amount of fixed minimum common stock after our capital stock reimbursement.  At our shareholders’ meeting held on April 16, 2013, our bylaws were further amended to reflect the amount of fixed minimum common stock after our capital stock reimbursement.

Purposes

The purposes of the Company include the following:

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

•
to obtain, acquire, use, transfer and grant or secure licenses in respect of all types of patents, invention certificates, registered trademarks, trade names, copyrights or any rights associated therewith, whether in Mexico or abroad;

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

•
to issue unsubscribed shares of any series of stock, which will be maintained as treasury shares for their delivery upon subscription, and to enter into option agreements with third parties providing for the right to subscribe and pay for any such shares.  We may also issue unsubscribed shares pursuant to Article 53 and other related provisions of the Mexican Securities Law;

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

Directors

Election of Directors

The Board of Directors is responsible for the oversight of our business.  Pursuant to our bylaws, the Board of Directors must consist of an odd number of directors determined at an ordinary general meeting of shareholders and is required to have at least 11 members.  Our Board of Directors currently consists of 11 directors and 1 alternate director, each of whom is elected at the annual shareholders’ meeting.  Under the Mexican Securities Law and our bylaws, at least 25% of our directors must be independent.  Under Mexican law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the CNBV.

At each shareholders’ meeting for the election of directors (i) each person (or group of persons acting together) holding 10% of our capital stock in the form of Series B shares is entitled to designate one director, (ii) the holders of Series BB shares are entitled to elect three directors and their alternates pursuant to our bylaws, the Participation Agreement and the Technical Assistance Agreement, and (iii) the remaining members of the Board of Directors are to be elected by the holders of our capital stock (both the Series BB and the Series B shares, including those Series B holders that were entitled to elect a director by virtue of their owning 10% of our capital stock).  The candidates to be considered for election as directors by the shareholders will be proposed to the shareholders’ meeting by the Board.  Any slate of candidates proposed by the Board shall include independent directors to the extent required by the Mexican Securities Law and other applicable law.

Under the Participation Agreement, NAFIN, as trustee of the selling shareholder, Bancomext, Constructoras ICA, S.A. de C.V. (a subsidiary of our affiliate Empresas ICA) and SETA agreed that three of our directors are to be elected by SETA, as holder of the Series BB shares, and three are to be elected by Constructoras ICA, S.A. de C.V.  Five of our directors are independent.

Authority of the Board of Directors

The Board of Directors is our legal representative under Mexican law.  Pursuant to the Mexican Securities Law, the Board of Directors is required to approve, among other matters:

•	our general strategy;

•	the business plan and the investment budget on an annual basis;

•	capital investments not considered in the approved annual budget for each fiscal year;

•	the proposal to increase our capital or that of our subsidiaries;

•	our five-year master development program and any amendments thereto for each of our airports to be submitted to the Ministry of Communications and Transportation;

•	the voting of the shares we hold in our subsidiaries;

•	our management structure and any amendments thereto;

•	the election of our chief executive officer from the candidates proposed by the Series BB Directors and the approval of his or her compensation or his or her removal for cause;

•	any transfer by us of shares in our subsidiaries;

•
subject to the recommendation of the Corporate Practices, Finance, Planning and Sustainability Committee, among other matters, (i) the guidelines for the use or enjoyment of the goods that are part of our patrimony or that of our subsidiaries, by any related party, (ii) any transaction with related parties, subject to certain limited exceptions, (iii) the authorization for any member of our board, relevant officers or person with power of command, to take advantage of business opportunities for his own benefit or for the benefit of third parties, that originally corresponded to us or the companies under our control or in which we have a significant influence, and that exceed the limits set forth under item (iii) of the next paragraph and (iv) the establishment of guidelines for the appointment and compensation of executive officers, which must be consistent with the guidelines established in the Technical Assistance Agreement;

•
subject to the recommendation of the Audit Committee, among other matters, (i) our financial statements and those of our subsidiaries, (ii) subject to certain limited exceptions, the acquisition and alienation by us, of our own stock, (iii) the guidelines for the granting of loans or any type of credits or guarantees to any related party, (iv) the guidelines regarding our internal controls, internal audits and those of our subsidiaries, (v) our accounting policies, including adjustments to our accounting principles to conform to or recognize those issued by the Commission, (vi) the hiring and termination of our external auditors and (vii) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or U.S.$ 20.0 million, or (b) the giving of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of our consolidated assets, U.S.$ 40.0 million or in excess of the debt level set forth in the annual business plan, which must not exceed a 50% debt-to-capital ratio;

•	the appointment and delegation of responsibilities, the creation of new committees or changing the responsibilities assigned to existing committees;

•
the appointment of members of the Corporate Practices, Finance, Planning and Sustainability Committee; with the understanding that at least one of its members shall be appointed from those proposed by the members of the board appointed by the holders of Series BB shares;

•	proposals to the shareholders’ meetings regarding (i) our dividend policy and (ii) the use of our earnings;

•	subject to certain conditions, the appointment of provisional members of the board, without the need for a shareholders’ meeting;

•	public tender offers;

•
the presentation at a general ordinary shareholders’ meeting of any of the following agenda items:  (i) the annual reports of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee, (ii) the annual report given by the chief executive officer, the opinion of the external auditor and the opinion of the board on the content of such report, (iii) the report containing the main accounting and information guidelines used for the preparation of our financial information and (iv) the report on the operations and activities in which the board had intervened pursuant to the Mexican Securities Law;

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

Our Capital Stock

Pursuant to Article 6 of our bylaws, our capital stock has a variable portion.  As of the date of this report, the Company has a fixed minimum capital stock, without withdrawal rights, of Ps. 2,708,446,826.75 represented by 400,000,000 ordinary nominal Class I shares, without par value, which are fully subscribed and paid, of which 341,200,000 are Series B shares and 58,800,000 are Series BB shares.

For the last three years, no part of our capital stock has been paid in-kind.

Our capital stock has been modified during the last three years as a consequence of the following events:

•
On April 18, 2012, our shareholders approved a decrease in the fixed portion of our capital stock in the amount of Ps. 500,000 thousand, to be conducted without decreasing the number of shares, by reimbursing the shareholders in the amount of Ps. 1.25 per share.  As a consequence, the fixed portion of our capital stock decreased from Ps. 4,408,446,826.75 to Ps. 3,908,446,826.75; and

•
On April 16, 2013, our shareholders approved a decrease in the fixed portion of our capital stock in the amount of Ps. 1,200,000 thousand, to be conducted without decreasing the number of shares, by reimbursing the shareholders in the amount of Ps. 3.00 per share.  As a consequence, the fixed portion of our capital stock decreased from Ps. 3,908,446,826.75 to Ps. 2,708,446,826.75.

We have not conducted any issuance of shares during the last three years, and we are not beneficiaries of any derivative instruments payable in-kind, which have Series B or Series BB shares, or any other security representing those shares, as underlying assets.

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 18, 2013:

	Authorized	Issued and Outstanding
Capital Stock:
Series B shares	341,200,000	340,327,527
Series BB shares	58,800,000	58,800,000
Total	400,000,000	399,127,527	(1)

(1)	The difference between our authorized capital stock and our issued and outstanding capital stock constitutes 872,473 shares repurchased and held by the Company.

All ordinary shares confer equal rights and obligations to holders within each series.  The Series BB shares have special voting and other rights described below.

Our bylaws provide that our shares have the following characteristics:

•	Series B. Series B shares currently represent 85.3% of our capital. Series B shares may be held by any Mexican or foreign natural person, company or entity.

•
Series BB.  Series BB shares currently represent 14.7% of our capital.  Series BB shares, which are issued pursuant to Article 112 of the Mexican General Law of Business Corporations (Ley General de Sociedades Mercantiles), may be held by any Mexican or foreign natural person, company or entity.

Under the Mexican Airport Law and the Mexican Foreign Investments Law (Ley de Inversión Extranjera), foreign persons may not directly or indirectly own more than 49% of the capital stock of a holder of an airport concession unless an authorization from the Mexican Commission of Foreign Investments (Comisión Nacional de Inversiones Extranjeras) is obtained.

Voting Rights and Shareholders’ Meetings

Each Series B share and Series BB share entitles the holder to one vote at any general meeting of our shareholders.  Holders of Series BB shares are entitled to elect three members of our Board of Directors.

Under Mexican law and our bylaws, we may hold three types of shareholders’ meetings:  ordinary, extraordinary and special.  Ordinary shareholders’ meetings are those called to discuss any issue not reserved for extraordinary shareholders’ meetings.  An annual ordinary shareholders’ meeting must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the report prepared by the Board on our financial statements, the appointment of members of the Board, declaration of dividends and the determination of compensation for members of the Board.  Under the Mexican Securities Law, our ordinary shareholders’ meeting, in addition to those matters described above, must approve any transaction representing 20% or more of our consolidated assets, executed in a single or a series of transactions, during any fiscal year.

Extraordinary shareholders’ meetings are those called to consider any of the following matters:

•	extension of a company’s duration or voluntary dissolution;

•	an increase or decrease in a company’s minimum fixed capital;

•	change in corporate purpose or nationality;

•	any transformation, merger or spin-off involving the company;

•	any stock redemption or issuance of preferred stock or bonds;

•	the cancellation of the listing of our shares with the Mexican National Registry of Securities or on any stock exchange;

•	amendments to a company’s bylaws; and

•	any other matters for which applicable Mexican law or the bylaws specifically require an extraordinary meeting.

Special shareholders’ meetings are those called and held by shareholders of the same series or class to consider any matter particularly affecting the relevant series or class of shares.

Shareholders’ meetings are required to be held in our corporate domicile, which is Mexico City.  Calls for shareholders’ meetings must be made by the Chairman, the Secretary, two members of the Board of Directors, the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee.  Any shareholder or group of shareholders representing at least 10% of our capital stock has the right to request that the president of the Board of Directors, the Audit Committee or the Corporate Practices, Finance, Planning and Sustainability Committee calls a shareholders’ meeting to discuss the matters indicated in the relevant request.  If the president of the Board of Directors, the Audit Committee or the Corporate Practices, Finance, Planning and Sustainability Committee fails to call a meeting within 15 calendar days following receipt of the request, the shareholder or group of shareholders representing at least 10% of our capital stock may request that the call be made by a competent court.

Calls for shareholders’ meetings must be published in the Official Gazette of the Federation or in one newspaper of general circulation in Mexico City at least 15 calendar days prior to the date of the meeting.  Each call must set forth the place, date and time of the meeting and the matters to be addressed.  Calls must be signed by whoever makes them, provided that calls made by the Board of Directors, the Audit Committee or the Corporate Practices, Finance, Planning and Sustainability Committee must be signed by the Chairman, the Secretary or a special delegate appointed by the Board of Directors, the Audit Committee or the Corporate Practices, Finance, Planning and Sustainability Committee for that purpose.  Shareholders’ meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing our capital are duly represented.

To be admitted to any shareholders’ meeting, shareholders must:  (i) be registered in our share registry; and (ii) at least 24 hours prior to the commencement of the meeting submit (a) an admission ticket issued by us for that purpose and (b) a certificate of deposit of the relevant stock certificates issued by the Secretary or by a securities deposit institution, a Mexican or foreign bank or securities dealer in accordance with the Mexican Securities Law.  The share registry will be closed three days prior to the date of the meeting.  Shareholders may be represented at any shareholders’ meeting by one or more attorneys-in-fact who may not be our directors.  Representation at shareholders’ meetings may be substantiated pursuant to general or special powers of attorney or by a proxy executed before two witnesses.

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

Notwithstanding the foregoing, resolutions at extraordinary meetings of shareholders called to discuss any of the issues listed below are valid only if approved by a vote of shares representing at least 75% of our capital:

•	any amendment to our bylaws that: (i) changes or deletes the authorities of our committees or (ii) eliminates or modifies any minority rights;

•	any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom;

•	termination of the Participation Agreement that was entered into by SETA and the Mexican government in connection with the Mexican government’s sale of the Series BB shares to SETA;

•	a merger with an entity that conducts business that is not related to the business of us or our subsidiaries; and

•	a spin-off, dissolution or liquidation.

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

Veto Rights of Holders of Series BB Shares

So long as the Series BB shares represent at least 7.65% of our capital stock, resolutions adopted at shareholders’ meetings with respect to any of the issues listed below will only be valid if approved by a vote of at least 95% of our capital stock or a majority of the Series BB shares:

•	approval of our financial statements and those of our subsidiaries;

•	anticipated liquidation or dissolution;

•	capital increases or decreases of us or of our subsidiaries;

•	declaration and payment of dividends;

•	amendment to our bylaws;

•	mergers, spin-offs, reclassifications, consolidations or share splits;

•	grant or amendment of special rights of any series of shares of our capital stock;

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

Registration and Transfer

Our shares are registered with the Mexican National Securities Registry, as required under the Mexican Securities Law and regulations issued by the CNBV.  Our shares are evidenced by share certificates in registered form, and registered dividend coupons may be attached thereto.  Our shareholders may either hold their shares directly, in the form of physical certificates, or indirectly, in book-entry form through institutions that have accounts with Indeval.  Indeval is the holder of record in respect of all such shares held in book-entry form.  Indeval will issue certificates on behalf of our shareholders upon request.  Accounts may be maintained at Indeval by the following “Indeval participants”:  brokers, banks, other financial entities or other entities approved by the CNBV.  We maintain a stock registry and only those persons listed in such stock registry, and those holding certificates issued by Indeval indicating ownership and any relevant Indeval participants, will be recognized as our shareholders.  The transfer of shares must be registered in our stock registry.  In the case of an international offering, the Depositary will appear in such stock registry as the registered holder of the common shares represented by the ADSs.

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

For purposes of our bylaws, a “related person” means, with respect to any person:

•	any corporation or person, directly or indirectly, controlling, controlled by or under common control with such person;

•	any corporation or person having the capacity to determine the business guidelines and policies of such person;

•	in the case of an individual, an individual having a blood or civil kinship in a direct line (ascending or descending) within and including the fourth degree with such person;

•	SETA; or

•	with respect to SETA, its shareholders, persons related to it or any party to the operating agreement pursuant to which SETA fulfills its obligations under the Technical Assistance Agreement.

For purposes of our bylaws, “control” of a person, with respect to any person, is defined as:

•	the ownership, directly or indirectly of 20% or more of the capital stock with voting rights of such person;

•	the contractual right to elect the majority of the members of the Board of Directors of the person;

•	the ability to veto resolutions that could otherwise be adopted by the majority of the person’s shareholders; or

•	existence of commercial relations representing the purchase of more than 15% of the total annual sales of such person.

Shareholder Ownership Restrictions and Anti-Takeover Protection

Under the Mexican Airport Law:

•	no more than 5% of our outstanding capital stock may be owned by air carriers; and

•	foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock.

The foregoing ownership restrictions do not apply to:

•	the Mexican government, prior to the consummation of this offering;

•	NAFIN, including in its capacity as trustee of the selling shareholder;

•	institutions that act as depositaries for securities; and

•
financial and other authorized institutions that hold securities for the account of beneficial owners (including the depositary), provided that such beneficial owners are not exempt from the ownership restrictions.

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

Subject to the individual ownership limitations set forth in our bylaws, in the event of an increase of our capital stock, other than for purposes of conducting a public offering of the shares issued as a result of such increase, our shareholders will have a preemptive right to subscribe and pay for new stock issued as a result of such increase in proportion to their shareholder interest at that time, unless:  (i) the capital increase relates to the issuance of shares for placement in public offerings, or (ii) the capital increase relates to the issuance of shares upon the conversion of debentures as provided in Section 210 bis of the Mexican General Law on Negotiable Instruments and Credit Transactions (Ley General de Títulos y Operaciones de Crédito).  Said preemptive right shall be exercised by any method provided in Section 132 of the Mexican General Law of Business Corporations, by subscription and payment of the relevant stock within 15 business days after the date of publication of the corresponding notice to our shareholders in the Official Gazette of the Federation and in one of the newspapers of greater circulation in Mexico, provided that if at the corresponding meeting all of our shares are duly represented, the 15 business day period shall commence on the date of the meeting.

Our capital stock may be reduced by resolution of a shareholders’ meeting taken pursuant to the rules applicable to capital increases.  Our capital stock may also be reduced upon withdrawal of a shareholder as provided in Section 206 of the Mexican General Law of Business Corporations (see “—Voting Rights and Shareholders’ Meetings—Right of Withdrawal” above) or by repurchase of our own stock in accordance with the Mexican Securities Law (see “—Share Repurchases” below).

Share Repurchases

We may choose to acquire our own shares through the Mexican Stock Exchange and the NASDAQ National Market on the following terms and conditions:

•	the acquisition must be carried out through the Mexican Stock Exchange;

•	the acquisition must be carried out at market price, unless a public offer or auction has been authorized by the CNBV;

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

•
any acquisition of shares must be in conformity with the requirements of Article 54 of the Mexican Securities Law, and we must maintain a sufficient number of outstanding shares to meet the minimum trading volumes required by the stock markets on which our shares are listed.

Ownership of Capital Stock by Subsidiaries

Our subsidiaries may not, directly or indirectly, invest in our shares, except for shares of our capital stock acquired as part of an employee stock option plan and in conformity with the Mexican Securities Law.

Repurchase Obligation

Pursuant to the Mexican Securities Law, in the event that we decide to cancel the registration of our shares in the Mexican National Securities Registry and the listing of our shares on the Mexican Stock Exchange, or if the CNBV orders such cancellation, we will be required to conduct a tender offer for the purchase of stock held by minority shareholders and to create a trust with a term of six months, with amounts sufficient to purchase all shares not participating in the tender offer.  Under the law, our controlling shareholders will be secondarily liable for these obligations.  The price at which the stock must be purchased shall be the higher of (i) the average of the trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made or (ii) the book value of such shares as determined pursuant to our latest quarterly financial information filed with the CNBV and the Mexican Stock Exchange.  If the tender for cancellation is requested by the CNBV, it must be initiated within 180 days from the date of the request.  If requested by us, under the new Mexican Securities Law, the cancellation must be approved by 95% of our shareholders.

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

Other Provisions

Liabilities of the Members of the Board of Directors

The Mexican Securities Law imposes a duty of care and a duty of loyalty on directors.  The duty of care requires our directors to act in good faith and in the best interests of the Company.  For such purpose, our directors are required to obtain the necessary information from the chief executive officer, the executive officers, the external auditors or any other person in order to act in our best interests.  Our directors are liable for damages and losses caused to us and our subsidiaries as a result of violations of this duty of care.

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

Liability actions for damages and losses resulting from the violation of the duty of care or the duty of loyalty may be exercised solely for our benefit and may be brought by the Company or by shareholders representing 5% or more of the capital stock of the Company, and criminal actions may only be brought by the Ministry of Finance and Public Credit, after consulting with the CNBV.  As a safe harbor for directors, the liabilities specified above (including criminal liability) will not be applicable if the director acting in good faith (i) complied with applicable law, (ii) made the decision based upon information provided by our executive officers or third-party experts, the capacity and credibility of which would not give rise to reasonable doubt and (iii) selected the most adequate alternative in good faith or the negative effects of such decision were not foreseeable.

In addition to the duty of care and duty of loyalty required by the Mexican Securities Law, our bylaws provide that, from the date on which at least 51% of our capital stock is listed on a stock exchange, a member of the Board of Directors will be liable to us and our shareholders in the following circumstances:

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

Information to Shareholders

The Mexican General Law on Business Corporations establishes that companies, acting through their boards of directors, must annually present a report at a shareholders’ meeting that includes the following:

•	a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects;

•	a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information;

•	a statement of the financial condition of the company at the end of the fiscal year;

•	a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year;

•	the notes that are required to complete or clarify the above mentioned information; and

•	the report prepared by the Audit Committee with respect to the accuracy and reasonability of the above mentioned information presented by the Board of Directors.

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

Certain Differences between Mexican and U.S. Corporate Law

The Mexican General Law of Business Corporations and the Mexican Securities Law, which apply to us, differ in certain material respects from laws generally applicable to U.S. corporations and their shareholders.

Independent Directors

The Mexican Securities Law requires that 25% of the directors of Mexican public companies be independent.  Pursuant to the rules and regulations of the NASDAQ National Market, foreign companies subject to reporting requirements under the U.S. federal securities laws and listed on the NASDAQ National Market must maintain a committee responsible for Audit Functions comprised entirely of independent directors as defined in the U.S. federal securities laws.

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

Anti-Takeover Provisions

Subject to the approval of the CNBV, the Mexican Securities Law permits public companies to include anti-takeover provisions in their bylaws that restrict the ability of third parties to acquire control of the company without obtaining approval of the company’s board of directors.

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

Shareholders’ Suits

As mentioned above, holders of 5% of our outstanding shares may initiate action against some or all of our directors for violations of their duty of care or duty of loyalty, for our benefit, in an amount equal to the damages or losses caused to us.  Actions initiated on these grounds have a five-year statute of limitations and will not be applicable if the relevant directors acted under any of the exclusions set forth under the new Mexican Securities Law.  Procedures for class-action lawsuits were incorporated into Mexican law and became effective in March 2012.  However, these rules and procedures are different and more limited than those in place in the United States.

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

Calling of Special Shareholders’ Meetings

Under Mexican law and our bylaws, a shareholders’ meeting may be called by the Board of Directors, any two directors, the chairman, the secretary, the Audit Committee or the Corporate Practices, Finance, Planning and Sustainability Committee.  Any shareholder or group of shareholders with voting rights representing at least 10% of our capital stock may request that the chairman of the Board of Directors, the Audit Committee or the Corporate Practices, Finance, Planning and Sustainability Committee call a shareholders’ meeting to discuss the matters indicated in the written request.  If the chairman of the Board of Directors, the Audit Committee or the Corporate Practices, Finance, Planning and Sustainability Committee fails to call a meeting within 15 calendar days following date of the written request, the shareholder or group of shareholders may request that a competent court call the meeting.  A single shareholder may call a shareholders’ meeting if no meeting has been held for two consecutive years or if matters to be dealt with at an ordinary shareholders’ meeting have not been considered.

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

We are a party to a participation agreement with SETA and the Ministry of Communications and Transportation that establishes the framework for several other agreements to which we are a party.  See “Item 7.  Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements Relating to SETA.”

We have entered into a technical assistance agreement with SETA providing for management and consulting services.  See “Item 7.  Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements Relating to SETA.”

Aeroinvest and SETA have entered into a voting rights agreement providing for bloc voting with respect to their shares of our capital stock.  See “Item 7.  Major Shareholders and Related-Party Transactions—Major Shareholders—Arrangements Relating to Aeroinvest.”

EXCHANGE CONTROLS

Mexico has had free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.  There can be no assurance that the government will maintain its current foreign exchange policies.  See “Item 3.  Key Information—Exchange Rates.”

TAXATION

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase our Series B shares or ADSs.  In particular, the summary deals only with U.S. holders that will hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding voting shares, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes.  In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder, or the Medicare tax on net investment income.

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

For purposes of Mexican taxation, the definition of residency is highly technical, and residency results in several situations.  Generally an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is a resident if it is incorporated under Mexican law or it has its center of interests in Mexico.  An individual who has a home in Mexico and another country will be considered to be a resident of Mexico if Mexico is the individual’s significant center of interest.  An individual’s significant center of interest will be considered Mexico in the following circumstances, among other factors:  (i) when more than 50% of such person’s total yearly income originates in Mexico and (ii) when Mexico is the individual’s principal place of business.  Additionally, Mexican officers and employees working for the Mexican government but living outside of Mexico will be considered to be Mexican residents even if their significant center of interest is not in Mexico.  However, any determination of residence should take into account the particular situation or each person or legal entity.

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

Subject to certain exceptions for short-term and hedged positions, the U.S.-dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if:  (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The income tax treaty between the United States and Mexico has been approved for the purposes of the qualified dividend rules.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 and 2012 taxable years.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2013 taxable year.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Gain on the sale or other disposition of ADSs by a non-Mexican holder will not be subject to any Mexican tax.  Deposits and withdrawals of our Series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

Gain on the sale of our Series B shares by a non-Mexican holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Ministry of Finance and Public Credit, provided certain requirements set forth by the Mexican Income Tax Law are complied with.  Sales or other dispositions of Series B shares made in other circumstances generally would be subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty to which Mexico is a party.  Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of the Series B shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the 12-month period preceding such sale or other disposition.

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

A translation of this annual report on Form 20-F will be filed with the Mexican Stock Exchange and will be available for consultation through the Mexican Stock Exchange.

The person responsible of handling requests from investors and analysts on our behalf is our Chief Financial Officer, José Luis Guerrero Cortés, who can be reached at Torre Latitud, L501, Piso 5, Av. Lázaro Cárdenas 2225, Col. Valle Oriente, San Pedro Garza García, Nuevo León, Mexico, by telephone at +52 81 8625 4327 and by e-mail at jlguerrero@oma.aero.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

See Note 6 to our audited consolidated financial statements for disclosures about market risk.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

Item 12A.	Debt Securities

Not applicable.

Item 12B.	Warrants and Rights

Not applicable.

Item 12C.	Other Securities

Not applicable.

Item 12D.	American Depositary Shares

The following table sets forth the fees and charges that a holder of our ADSs may have to pay, directly or indirectly:

Service	Fee or Charge Amount	Payee
Issuance and delivery of ADRs against deposits of shares, including deposits in respect of share distributions, rights and other distributions	U.S.$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	JPMorgan Chase Bank, N.A.
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	U.S.$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	JPMorgan Chase Bank, N.A.
Any cash distribution to ADS registered holders	U.S.$ 0.05 (or less) per ADS	JPMorgan Chase Bank, N.A.
Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	JPMorgan Chase Bank, N.A.
Depositary services	U.S.$ 0.05 (or less) per ADS per calendar year	JPMorgan Chase Bank, N.A.
Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	U.S.$ 1.50 per ADR plus applicable registration or transfer fees	JPMorgan Chase Bank, N.A.
Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary	JPMorgan Chase Bank, N.A.
Converting foreign currency to U.S. dollars	Expenses of the depositary	JPMorgan Chase Bank, N.A.
Other fees, as necessary	Taxes and other governmental charges JPMorgan Chase Bank, N.A., or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	JPMorgan Chase Bank, N.A.
Other fees, as necessary	Any charges incurred by JPMorgan Chase Bank, N.A., or its agents for servicing the deposited securities	JPMorgan Chase Bank, N.A.

The depositary of our ADSs, JPMorgan Chase Bank, N.A., collects its fees directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects these fees by deducting them from the amounts distributed or by selling a portion of distributable property to pay the fees.  For example, the depositary may deduct from cash distributions, directly bill investors or charge the book-entry system accounts of participants acting for them.  The depositary may generally refuse to provide fee-attracting services until its fees for these services are paid.

In December 2012, we changed our depositary from The Bank of New York Mellon to JPMorgan Chase Bank, N.A.  The following table sets forth the amounts that we received in 2012, directly or indirectly, from The Bank of New York Mellon, as depositary of our ADSs:

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
U.S.$ 83,279.52

We did not receive any amounts in 2012, directly or indirectly, from JPMorgan Chase Bank, N.A., as depositary of our ADSs.

JPMorgan Chase Bank, N.A., as depositary of our ADSs, has agreed to reimburse us for expenses it incurs that are related to establishment and maintenance expenses of the ADS program.  The depositary has agreed to reimburse us for its continuing annual stock exchange listing fees.  It has also agreed to reimburse us annually for certain investor relationship programs.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2012.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2012, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.  Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2012.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework.

Based on our assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2012.

(c)	Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.:

We have audited the internal control over financial reporting, of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated April 26, 2013 expressed an unqualified opinion on those financial statements based on our audit and includes explanatory paragraphs as our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 2d, to such consolidated financial statements and for the restatement of the 2011 consolidated statement of cash flows.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited

/s/ Gricelda García Ruíz

C.P.C. Gricelda García Ruíz
Monterrey, Mexico
April 26, 2013

(d)	Changes in Internal Control over Financial Reporting

We strengthened our internal controls associated with the identification of non-cash transactions and their related payment in subsequent periods for purposes of preparing our consolidated statement of cash flows in order to remediate the material weakness associated with the restatement of our 2011 consolidated statement of cash flows.  The restatement involved the reclassification of Ps. 141,771 thousand relating to investments in fixed and intangible assets, which were presented initially as part of operating activities and are presented following the restatement as part of investing activities.  The restatement of our 2011 consolidated cash flow statement had no effect on our balance of cash and cash equivalents or on our financial position as of December 31, 2011.

Specifically, we designed a new review-type control that reconciles transactions reflected in our consolidated statement of cash flows with our rollforward of land, buildings, machinery and equipment as well as our rollforward of the intangible asset associated with our investment in airport concessions, which we believe is sufficiently direct and precise to ensure that non-cash transactions in a given period that are paid in the subsequent period will be appropriately identified in a timely manner.  We have tested the operating effectiveness of this review-type control and believe that the control is operating as designed.

Item 16.	[Reserved]

Item 16A.	Audit Committee’s Financial Expert

Our Board of Directors has determined that Ms. Elsa Beatriz García Bojorges, a member of our Audit Committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A.  The shareholders’ meeting of April 18, 2013, ratified Ms. Elsa Beatriz García Bojorges as the independent director required by the Mexican Securities Law and applicable NASDAQ listing standards and as an “audit committee financial expert” within the meaning of this Item 16A.  See “Item 6.  Directors, Senior Management and Employees—Directors.”

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited (Deloitte), during the fiscal years ended December 31, 2011 and 2012:

	2011		2012
	(in thousands of pesos)
Audit fees	Ps.	9,904	Ps.	9,469
Tax fees		544		786
Total fees	Ps.	10,448	Ps.	10,255

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

Shares Repurchased by Us Pursuant to the Share Repurchase Program

2012	(a) Number of shares purchased (issued)	(b) Average price paid or received per share in pesos	(c) Total number of shares purchased as part of publicly announced plans or programs (issued)	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1–31	(70,900)	25.25	(70,900)	N/A
February 1–28	(43,200)	24.79	(43,200)	N/A
March 1–31	0	0.00	0	N/A
April 1–30	0	0.00	0	N/A
May 1–31	(150,500)	26.66	(150,500)	N/A
June 1–30	(14,227)	24.93	(14,227)	N/A
July 1–31	0	0.00	0	N/A
August 1–31	0	0.00	0	N/A
September 1–30	0	0.00	0	N/A
October 1–31	0	0.00	0	N/A
November 1–30	0	0.00	0	N/A
December 1–31	0	0.00	0	N/A
Total	(278,827)		(278,827)

Shares Purchased by Aeroinvest

2012	(a) Number of shares purchased	(b) Average price paid or received per share in pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1–31	0	N/A	0	N/A
February 1–28	0	N/A	0	N/A
March 1–31	0	N/A	0	N/A
April 1–30	0	N/A	0	N/A
May 1–31	0	N/A	0	N/A
June 1–30	0	N/A	0	N/A
July 1–31	0	N/A	0	N/A
August 1–31	0	N/A	0	N/A
September 1–30	0	N/A	0	N/A
October 1–31	0	N/A	0	N/A
November 1–30	0	N/A	0	N/A
December 1–31	0	N/A	0	N/A
Total	0	N/A	0	N/A

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable

Item 16G.	Corporate Governance

Pursuant to Rule 5615(a)(3) of the NASDAQ Stock Market, Inc. (NASDAQ) Marketplace Rules, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NASDAQ listing standards.  We are a Mexican corporation with shares listed on the Mexican Stock Exchange.  Our corporate governance practices are governed by our bylaws, the Mexican Securities Law and the regulations issued by the CNBV.

On December 30, 2005, a new Mexican Securities Law was published in the Official Gazette of the Federation, which became effective on June 28, 2006.

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

Director Independence.  Pursuant to the Mexican Securities Law, we are required to have a board of directors composed of a maximum of 21 members, 25% of whom must be independent.  One alternate director may be appointed for each principal director; provided that the alternates for the independent director must also be independent.  Certain persons are per se non-independent, including insiders, control persons, major suppliers, and any relatives of such persons.  In accordance with the Mexican Securities Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV.  There is no exemption from the independence requirement for controlled companies.

Our bylaws provide that our Board of Directors shall be composed of at least 11 members.  Currently, our board has 11 members, of which five are independent under the Mexican Securities Law and the Sarbanes-Oxley Act of 2002.

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

NASDAQ Standards	Our Corporate Governance Practice
The principal characteristics of our Committee responsible for Audit Functions are as follows:

	•	Our Audit Committee is composed of four members, all of whom are members of our Board of Directors.

	•	All of the members of our Audit Committee and the committee’s chairman are independent.

	•	The Chairman of the Audit Committee is appointed and/or removed exclusively by the general shareholders’ meeting.

	•	Our Audit Committee operates pursuant to provisions in the Mexican Securities Law and our bylaws.

	•	Our Audit Committee submits an annual report regarding its activities to our Board of Directors.

	•	The duties of our Audit Committee include, among others, the following:

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

•
requesting reports from our executive officers whenever the committee deems appropriate, providing assistance to our Board of Directors in the preparation of the reports containing the main accounting and information guidelines used for the preparation of the financial information, and assistance to our Board of Directors in the preparation of the report on the operations and activities in which the Board of Directors had intervened pursuant to the Mexican Securities Law;

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

Corporate Practices, Finance, Planning and Sustainability Committee.  Pursuant to the Mexican Securities Law, we are required to have a committee responsible for Corporate Practices Functions, although we are not required to have a separate compensation committee.  The Mexican Securities Law requires that committees consist of at least three independent directors appointed by the board of directors.  All committee members must be independent (except to the extent a controlling shareholder or shareholders own 50% or more of our outstanding capital stock, in which case the majority must be independent).

Pursuant to our bylaws and the Mexican Securities Law, the duties of our Corporate Practices, Finance, Planning and Sustainability Committee include, among others, the following:

	(i)	providing opinions to our Board of Directors;

	(ii)	requesting and obtaining opinions from independent experts;

	(iii)	calling shareholders’ meeting; and

NASDAQ Standards	Our Corporate Governance Practice
(iv) assisting the board in the preparation of annual reports and other reporting obligations.

The duties of our Corporate Practices, Finance, Planning and Sustainability Committee are, among others, the following:

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

Conflicts of Interest.  Appropriate review of all related-party transactions for potential conflict of interest situations and approval by an Audit Committee or another independent body of the board of directors of such transactions is required.  Rule 5630(a-b).
Conflicts of Interest. In accordance with Mexican law and our bylaws, the Audit Committee must provide an opinion regarding any transaction with a related party that is outside of the ordinary course of business, and such transactions must be approved by the Board of Directors. Pursuant to the Mexican Securities Law, our Board of Directors and our Audit Committee are required to establish certain guidelines regarding related-party transactions that do not require board approval.

NASDAQ Standards	Our Corporate Governance Practice
Solicitation of Proxies.  Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders.  Copies of such proxy solicitations are to be provided to NASDAQ.  Rule 5620(b).
Solicitation of Proxies. Under the Mexican Securities Law, we are obligated to make available proxy materials for meetings of shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting and provides a mechanism by which shareholders can vote by proxy. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, requests for instructions to the ADS depositary for the voting of shares represented by ADSs.

Peer Review.  A listed company must be audited by an independent public accounting firm that is registered as a public accounting firm with the Public Company Accounting Oversight Board.  Rule 5250(c)(3).
Peer Review. Under Mexican law, we must be audited by an independent public accountant that has received a “quality control review” as defined by the CNBV. Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte & Touche Tohmatsu, our independent auditor, is not subject to “peer review” as such term is defined in Marketplace Rule 4350(k).

Item 16H.	Mine Safety Disclosures

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Reference is made to pages F-1 through F-53 of this annual report.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1
An English translation of our Amended and Restated Bylaws (Estatutos Sociales) of GACN (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2007 filed on June 11, 2008).

2.1
Deposit Agreement among GACN, the Bank of New York and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our amended registration statement on Form F-1/A (File No. 333-138710) filed on November 22, 2006) (effective through December 26, 2012).

2.2
Offering Supplement for GACN’s Ps. 1,300,000 thousand offering in 5-year peso-denominated notes (certificados bursátiles), issued July 15, 2011 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2011 filed on April 30, 2011).

2.3
Deposit Agreement among GACN, JPMorgan Chase Bank, N.A., and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our Form F-6 (File No. 333-185511) filed on December 14, 2012) (effective as of December 27, 2012).

3.1
Trust Agreement among GACN, Operadora Mexicana de Aeropuertos, S.A. de C.V. (now Servicios de Tecnología Aeroportuaria, S.A. de C.V.), or SETA, and Banco Nacional de Comercio Exterior, S.N.C., División Fiduciaria, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

3.2
Amendment to the Trust Agreement among GACN, SETA, and Bancomext, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

3.3
Voting Agreement among Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., División Fiduciaria and Banca Múltiple, J.P.  Morgan Grupo Financiero, División Fiduciaria, English translation (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006 filed on July 2, 2007).

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

4.9
Lease Agreement among Aeropuerto Internacional de la Ciudad de México S.A. de C.V. and Consorcio Grupo Hotelero T2 S.A. de C.V. dated as of March 22, 2007 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2008 filed on June 11, 2009).

8.1	List of subsidiaries of GACN (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007).

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

Exhibit No.	Description

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

By: /s/ José Luis Guerrero Cortés
Name: José Luis Guerrero Cortés
Title: Chief Financial Officer

Dated: April 29, 2013

*****

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Aeroinvest, S. A. de C. V.)

Consolidated Financial Statements as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, and Report of Independent Registered Public Accounting Firm Dated April 15, 2013

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for 2012 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries as of December 31, 2012 and 2011, and the results of their results of operations, changes in their stockholders’ equity and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2d. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

The Company’s consolidated statement of cash flows for the year ended December 31, 2011 has been restated as described in Note 2f.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 26, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited

/s/ Gricelda García Ruíz

C.P.C. Gricelda García Ruíz
Monterrey, N.L., Mexico
April 26, 2013

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Financial Position

At December 31, 2012 and 2011
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.)

	Notes	2012 (Convenience translation Note 2)	2012		2011
Assets
Current Assets:
Cash and cash equivalents	6	$89,614	Ps.	1,152,433	Ps.	523,634
Trade accounts receivable – net	7	22,380		287,808		347,240
Recoverable taxes		15,781		202,947		171,950
Accounts receivable to related parties	16	-		-		86,454
Other accounts receivable		4,139		53,227		34,103
Total current assets		131,914		1,696,415		1,163,381
Land, buildings, machinery and equipment – net	8	167,210		2,150,327		2,118,450
Investment in airport concessions – net	9	462,130		5,942,989		5,769,688
Other assets – net		1,987		25,556		25,151
Deferred taxes	18	15,173		195,123		218,484
Total		$778,414	Ps.	10,010,410	Ps.	9,295,154
Liabilities and shareholders’ equity
Current Liabilities:
Short-term debt	11	$42,768	Ps.	550,000	Ps.	-
Current portion of long-term debt	12	2,571		33,068		28,230
Current portion of major maintenance provision	13	11,320		145,577		164,374
Dividends payable		-		-		94,132
Trade accounts payable	10	12,699		163,303		191,448
Taxes and accrued expenses		14,460		185,954		176,716
Accounts payable to related parties	16	10,807		138,979		170,045
Total current liabilities		94,625		1,216,881		824,945
Long-term debt	12	117,041		1,505,141		1,528,895
Major maintenance provision	13	32,483		417,729		436,694
Security deposits		2,573		33,090		25,913
Retirement labor obligations	14	5,468		70,321		52,896
Deferred taxes	18	27,317		351,292		341,310
Total liabilities		279,507		3,594,454		3,210,653
Commitments and contingencies	9, 19 and 20
Shareholders’ equity:
Capital stock	15	303,046		3,897,168		4,394,444
Premium on share issuance	15	2,316		29,786		29,786
Retained earnings		162,020		2,083,582		1,255,137
Share repurchase reserve	15	31,475		404,774		397,557
Other comprehensive income	14	(616)		(7,923)		-
Total controlling interest		498,241		6,407,387		6,076,924
Non-controlling interest		666		8,569		7,577
Total shareholders’ equity		498,907		6,415,956		6,084,501
Total		$778,414	Ps.	10,010,410	Ps.	9,295,154

The accompanying notes are part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended on December 31, 2012 and 2011

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.), except share and per share data)

	Notes	2012 (Convenience translation Note 2)	2012	2011	2010
Revenues:
Aeronautical services	22	$165,681	Ps.2,130,663	Ps.1,870,177	Ps.1,652,626
Non-aeronautical services	22	53,574	688,957	588,671	491,797
Construction services		25,017	321,718	330,863	430,029
Total revenues		244,272	3,141,338	2,789,711	2,574,452
Administrative costs and expenses:
Cost of services	23	51,458	661,749	606,091	688,381
Major maintenance provision	13	12,769	164,208	165,683	64,274
Cost of construction		25,017	321,718	330,863	430,029
Administrative expenses		35,165	452,217	432,340	380,474
Concession taxes		10,655	137,028	115,979	103,067
Technical assistance fees	16	5,238	67,365	55,150	47,567
Depreciation and amortization		14,526	186,803	165,088	149,232
Other (income) expenses, net	17	(770)	(9,924)	(751)	(9,090)
Total administrative costs and expenses		154,058	1,981,164	1,870,443	1,853,934
Income from operations		90,214	1,160,174	919,268	720,518
Interest income		2,159	27,764	16,079	15,791
Interest expense		(8,075)	(103,846)	(98,431)	(87,088)
Exchange gain (loss) – net		1,802	23,168	(38,766)	1,562
		(4,114)	(52,914)	(121,118)	(69,735)
Income before income taxes		86,100	1,107,260	798,150	650,783
Income tax expense (benefit)	18	22,408	288,172	182,070	(8,796)
Consolidated net income		63,692	819,088	616,080	659,579
Attributable to controlling interest		63,617	818,121	615,823	660,897
Attributable to non-controlling interest		75	967	257	(1,318)
Consolidated net income		$63,692	Ps. 819,088	Ps. 616,080	Ps. 659,579
Other comprehensive income:
Actuarial losses		(880)	(11,313)	-	-
Deferred tax effect		264	3,390	-	-
Consolidated comprehensive income		$63,076	Ps. 811,165	Ps. 616,080	Ps. 659,579
Attributable to controlling interest		$63,001	Ps. 810,198	Ps. 615,823	Ps. 660,897
Attributable to non-controlling interest		75	967	257	(1,318)
Consolidated comprehensive income		$63,076	Ps. 811,165	Ps. 616,080	Ps. 659,579
Weighted average shares outstanding		399,060,153	399,060,153	399,039,231	398,967,758
Basic earnings per share		$0.1581	Ps. 2.0327	Ps. 1.5439	Ps. 1.6532

The accompanying notes are part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2012, 2011 and 2010

(In thousands of Mexican pesos (Ps.), except share and data per share)

	Number of Shares	Capital stock		Premium on share issuance		Retained earnings		Share repurchase reserve		Other comprehensive income		Total controlling interest		Non-controlling interest		Total shareholders’ equity
Balance as of January 1, 2010	398,356,600	Ps.	4,390,475	Ps.	29,786	Ps.	817,225	Ps.	351,837	Ps.	-	Ps.	5,589,323	Ps.	8,638	Ps.	5,597,961
Dividends declared (Ps. 1 per share)	-		-		-		(400,000)		-		-		(400,000)		-		(400,000)
Sale of treasury shares, net	825,400		9,115		-		3,681		5,674		-		18,470		-		18,470
Increase in share repurchase reserve	-		-		-		(48,163)		48,163		-		-		-		-
Consolidated comprehensive income	-		-		-		660,897		-		-		660,897		(1,318)		659,579
Balance as of December 31, 2010	399,182,000		4,399,590		29,786		1,033,640		405,674		-		5,868,690		7,320		5,876,010
Dividends declared (Ps. 1 per share)	-		-		-		(400,000)		-		-		(400,000)		-		(400,000)
Repurchase of shares, net	(333,300)		(5,146)		-		-		(2,443)		-		(7,589)		-		(7,589)
Decrease in share repurchase reserve	-		-		-		5,674		(5,674)		-		-		-		-
Consolidated comprehensive income	-		-		-		615,823		-		-		615,823		257		616,080
Balance as of December 31, 2011	398,848,700		. 4,394,444		29,786		1,255,137		397,557		-		6,076,924		7,577		6,084,501
Decrease of capital stock (Ps. 1.25 per share)	-		(500,000)		-		-		-		-		(500,000)		-		(500,000)
Sale of treasury shares, net	278,827		2,724		-		-		4,503		-		7,227		-		7,227
Increase in share repurchase reserve	-		-		-		(2,714)		2,714		-		-		-		-
Cancellation of dividends	-		-		-		13,038		-		-		13,038		-		13,038
Increase in non-controlling interest	-		-		-		-		-		-		-		25		25
Consolidated comprehensive income	-		-		-		818,121		-		(7,923)		810,198		967		811,165
Balance as of December 31, 2012	399,127,527	Ps.	3,897,168	Ps.	29,786	Ps.	2,083,582	Ps.	404,774	Ps.	(7,923)	Ps.	6,407,387	Ps.	8,569	Ps.	6,415,956

	Number of Shares	Capital stock	Premium on share issuance	Retained earnings	Share repurchase reserve	Other comprehensive income	Total controlling interest	Non-controlling interest	Total shareholders’ equity
Balance as of December 31, 2011 (Convenience translation, Note 2)	398,848,700	$341,714	$2,316	$97,600	$30,914	$-	$472,544	$589	$473,133
Decrease of capital stock (Ps. 1.25 per share)	-	(38,880)	-	-	-	-	(38,880)	-	(38,880)
Sale of treasury shares, net	-	212	-	-	350	-	562	-	562
Increase in share repurchase reserve	-	-	-	(211)	211	-	-	-	-
Cancellation of dividends	-	-	-	1,014	-	-	1,014	-	1,014
Increase in non-controlling interest	-	-	-	-	-	-	-	2	2
Consolidated comprehensive income	-	-	-	63,617	-	(616)	63,001	75	63,076
Balance as of December 31, 2012 (Convenience translation, Note 2)	398,848,700	$303,046	$2,316	$162,020	$31,475	$(616)	$498,241	$666	$498,907

The accompanying notes are part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2012, 2011 and 2010

(In thousands of Mexican pesos (Ps.)

	2012 (Convenience translation Note 2)	2012		2011 As Restated (Note 2f)		2010
Operating activities:
Consolidated net income	$63,693	Ps.	819,088	Ps.	616,080	Ps.	659,579
Adjustment for:
Income tax	22,408		288,172		182,070		(8,796)
Depreciation and amortization	14,526		186,803		165,088		149,232
Provision for major maintenance	12,769		164,208		165,683		61,236
Allowance for doubtful accounts	(520)		(6,689)		10,905		174,451
Interest income	(2,159)		(27,764)		(16,079)		(15,791)
Interest expense	8,075		103,846		98,431		87,088
Unrealized exchange rate fluctuations	(1,424)		(18,313)		34,018		-
	117,368		1,509,351		1,256,196		1,106,999
Changes in working capital:
Trade accounts receivable	5,142		66,121		(123,707)		14,344
Recoverable taxes	(2,410)		(30,997)		(165,476)		(174,488)
Other accounts receivable	(1,487)		(19,124)		16,412		527
Trade accounts payable	302		3,896		56,245		(226,935)
Accrued expenses and taxes	(16,634)		(213,907)		72,483		98,327
Accounts from to related parties	17,047		219,224		64,241		(58,302)
Major maintenance provision	(15,705)		(201,970)		(316,922)		(142,157)
Other long-term liabilities	1,033		13,288		38,013		(390)
Income taxes paid	(6,647)		(85,469)		(148,341)		(135,424)
Net cash provided by operating activities	98,009		1,260,413		749,144		482,501
Investing activities:
Land, buildings, machinery and equipment	(4,424)		(56,895)		(143,812)		(36,588)
Investment in airport concessions	(28,167)		(362,233)		(326,742)		(378,294)
Other investing activities	(196)		(2,520)		-		-
Interest received	2,159		27,764		16,079		15,791
Net cash used in investing activities	(30,628)		(393,884)		(454,475)		(399,091)
Financing activities:
Proceeds of short and long term-debt	68,872		885,689		1,540,861		624,406
Payments of short and long term-debt	(26,150)		(336,292)		(1,119,638)		(195,217)
Interest paid	(7,468)		(96,035)		(98,431)		(87,088)
Dividends paid	(15,423)		(198,344)		(399,076)		(398,877)
Decrease of capital stock	(38,880)		(500,000)		-		-
Sale (repurchase) of shares, net	562		7,227		(7,589)		18,470
Increase in non-controlling interest	2		25		-		-
Net cash used in financing activities	(18,485)		(237,730)		(83,873)		(38,306)
Net increase in cash and cash equivalents	48,896		628,799		210,796		45,104
Cash and cash equivalents at beginning of year	40,718		523,634		312,838		267,734
Cash and cash equivalents at end of year	$89,614	Ps.	1,152,433	Ps.	523,634	Ps.	312,838

Non cash financing and investing activities which are not reflected in the consolidated statements of cash flows:

Land, buildings, machinery and equipment	$794	Ps.	10,208	Ps.	1,734	Ps.	90,852
Investment in airport concessions	1,903		24,475		64,990		51,735

The accompanying notes are part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps., except share and per share data))

1.	Activities

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V., (GACN or collectively with its subsidiaries, the Company), a direct subsidiary of Aeroinvest, S. A. de C. V. (Aeroinvest), and Empresas ICA, S. A. B. de C. V. (EMICA), the ultimate parent company, is a holding company, whose subsidiaries are engaged in the administration, operation, and use of 13 airports under a concession granted by the Mexican Government through the Ministry of Communications and Transportation (SCT). The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón, and Zacatecas. The Company recognizes revenue for hotel business services provided by NH T2 Hotel located in Terminal 2 of the Mexico City International Airport (AICM). The address of the Company’s corporate office is Lázaro Cárdenas #2225 5th Floor, Valle Oriente, San Pedro Garza García, Nuevo León, Zip Code 66269.

2.	Basis of presentation and consolidation

a.
Statement of compliance – The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB).

b.
Basis of measurement – The consolidated financial statements have been prepared under the historical cost basis, except as mentioned in accounting policies Note 3. Generally, the historical cost is based on the fair value of the consideration given in exchange for assets.

c.	Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.

d.
Convenience translation – The consolidated financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates.  The translations of Mexican peso amounts into U.S. dollar amounts ($) are included solely for the convenience of readers in the United States of America and have been made at the rate of Ps.12.86 Mexican pesos to one U.S. dollar, according to the interbank selling rate reported by Banco Nacional de México, S. A. (Banamex) on December 31, 2012. Such conversion should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future, be converted into U.S. dollars at that rate or any other rate.

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

Non-controlling interests in subsidiaries are identified separately respect of the participation of GACN on them. Non-controlling interests are initially valued at the proportionate market share of non-controlling interest at fair value of identifiable net assets of the acquired entity. The choice of the valuation is based on an acquisition per acquisition basis. After the acquisition, the book value of controlling interests shall be the amount of such interests on initial recognition plus the portion of non-controlling interests on subsequent statement of changes in shareholders’ equity. Total comprehensive income is attributed to non-controlling interests even if this results in a deficit balance of non-controlling interests.

Non-controlling interest in subsidiaries equity is presented under the "non-controlling interest" heading in the consolidated statement of financial position within shareholders’ equity.

The subsidiaries which are consolidated with those of GACN during 2012 and 2011 are the following:

Airport services
Aeropuerto de Acapulco, S. A. de C. V.	100%
Aeropuerto de Ciudad Juárez, S. A. de C. V.	100%
Aeropuerto de Culiacán, S. A. de C. V.	100%
Aeropuerto de Chihuahua, S. A. de C. V.	100%
Aeropuerto de Durango, S. A. de C. V.	100%
Aeropuerto de Mazatlán, S. A. de C. V.	100%
Aeropuerto de Monterrey, S. A. de C. V.	100%
Aeropuerto de Reynosa, S. A. de C. V.	100%
Aeropuerto de San Luis Potosí, S. A. de C. V.	100%
Aeropuerto de Tampico, S. A. de C. V.	100%
Aeropuerto de Torreón, S. A. de C. V.	100%
Aeropuerto de Zacatecas, S. A. de C. V.	100%
Aeropuerto de Zihuatanejo, S. A. de C. V.	100%

Corporate
Servicios Aeroportuarios del Centro Norte, S. A. de C. V.	100%
Operadora de Aeropuertos del Centro Norte, S. A. de C. V.	100%
Servicios Aero Especializados del Centro Norte, S. A. de C. V.	100%
OMA Logística, S. A. de C. V. (1)	100%
OMA VYNMSA Aero Industrial Park, S. A. de C. V. (OMA VYNMSA)	51%
Holding Consorcio Grupo Hotelero T2, S. A. de C. V. (Holding) (2)(3)	100%
Servicios Complementarios del Centro Norte, S. A. de C. V.	100%
Consorcio Grupo Hotelero T2, S. A. de C. V. (Consorcio) (2)	90%
Servicios Corporativos Terminal T2, S. A. de C. V. (2)	100%

(1)	This entity was incorporated in December 2011, which in turn incorporated OMA VYNMSA with 51% of the shares in November 2012.

(2)	Hotel services.

(3)
The company holds 100% of the equity of Servicios Complementarios del Centro Norte, S.A. de C.V., which holds a 90% equity interest in Consorcio, and as a result, the Company reflects a non-controlling interest associated with the 10% of Consorcio's shares that are held by a third party.

f.
Restatement of 2011 consolidated statement of cash flows – The 2011 consolidated statement of cash flows has been restated to reclassify amounts between operating and investing activities associated with the acquisition of land and investments in airport concessions, which had previously been presented as a component of operating activities within trade accounts payable:

		2011		2011
		As presented		As restated
Operating activities:
Changes in working capital:
Trade accounts payable	Ps.	(85,526)	Ps.	56,245
Net cash provided by operating activities	Ps.	607,373	Ps.	749,144
Investing activities:
Land, buildings, machinery and equipment	Ps.	(52,960)	Ps.	(143,812)
Investment in airport concessions		(275,823)		(326,742)
Net cash used in investing activities	Ps.	(312,704)	Ps.	(454,475)

3.	Summary of significant accounting policies

The accompanying financial consolidated statements have been prepared in conformity with IFRS as issued by the IASB, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates. The Company’s management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a.	Financial assets – Financial assets are recognized when the entity becomes a party to the contractual provision of the instruments.

Financial assets are initially valued at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets (other than financial assets at fair value through profit or loss) are added to or subtracted from the fair value of financial assets, if any, upon initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized immediately in results of operations.

Financial assets are classified into the following categories: financial assets “at fair value through profit or loss” (FVTPL), "held to maturity" investments, "available for sale" (AFS) financial assets and "loans and receivables". The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The Company only maintains financial assets classified as receivables for all periods presented.

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

Trade accounts receivable

Trade accounts receivable and other receivables with fixed or determinable payments that are not quoted in an active market are classified as "trade accounts receivable". They include: trade accounts receivable and other accounts receivable and are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized using the effective interest rate, except for short-term accounts receivable if the recognition of interest is immaterial.

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

For any other financial assets, the objective evidence of the value impaired may include:

●	Significant financial difficulties of the issuer or counterparty; or

●	A default of interest or principal payments; or

●	It becomes probable that the borrower will enter bankruptcy or financial reorganization.

●	The disappearance of an active market for that financial asset because of financial difficulties.

Based on a review of the ageing of receivables (past-due), client balances are sent to the legal department for recovery through the legal process, and are considered for purposes of determining the allowance for doubtful accounts.

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

f.
Business combinations – Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities assumed and the equity interests issued by the Company in exchange for control of the acquire. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are generally recognized at their fair value.

g.
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

On disposal of the relevant cash-generating unit to which the goodwill has been assigned, the attributable amount of goodwill is included in the determination of the profit or loss on disposal

h.
Impairment of tangible and intangible assets excluding goodwill – At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Management considers that GACN, together with its 13 airport subsidiaries, can be considered an “independent cash generating unit”, as all formed part of the Central-North package included in the Mexican government’s original bidding process.  In accordance with the terms established by the Mexican government, all of the Company’s 13 airports must be in operation, regardless of their individual results and are therefore evaluated for impairment on a consolidated basis. Considering the foregoing, the evaluation of a potential impairment was made based on the Company’s consolidated figures and management concluded that no impairment existed for any of the periods presented.

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

i.	Financial liabilities – Financial liabilities are classified as financial liabilities at FVTPL, or other financial liabilities.

All financial liabilities are recognized or derecognized on the trade date, and are initially measured at fair value plus transaction cost, except those financial assets classified at FVTPL, which are initially measured at fair value.

Financial liabilities are initially valued at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial liabilities (other than financial liabilities at FVTPL) are added to or deduced from the fair value of financial liabilities, as appropriate, in recognition initial. Transaction costs directly attributable to the acquisition of financial liabilities at fair value through profit or loss are recognized immediately in results of operations.

Financial liabilities at FVTPL

A financial liability at FVTPL is a financial liability classified as held for trading or designated as at fair value through profit or loss.

Bank loans and other financial liabilities – including loans with banking institutions, and accounts payable are initially recognized at fair value, net of transaction costs and are subsequently valued at amortized cost using the effective interest rate method with interest expense recognized based on the effective interest rate.

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

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, its obligations are discharged, cancelled or expired.

j.	Defined benefit plans – Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial calculation being performed at the end of each reporting period. Actuarial gains and losses are recognized immediately in other comprehensive income in the year in which they occur. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized prior service costs.

k.
Direct employee benefits – Direct employee benefits are based on the services rendered by employees, considering their most recent salaries. The related liability is recognized as it accrues. These benefits include mainly statutory employee profit sharing (PTU) payable, compensated absences, such as vacation premiums, and incentives.

l.
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

Major maintenance provisions – The Company is required to perform major maintenance activities to its airports as established by the concession provided by the Mexican government.  The estimated major maintenance costs are based on the master develop plan (MDP), which is reviewed and updated every five years. Such contractual obligations to maintain and restore the infrastructure of the Company’s airports is recognized as a provision in the consolidated statements of financial position based on an estimate of the expenditure that would be required to settle the present obligation at the end of the reporting period.  When the effect of the time value of money is material, the amount of the provision equals the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the carrying amount of the provision increases  each period to reflect the passage of time and this increase is recognized as a borrowing cost. After initial recognition, provisions are reviewed at the end of each reporting period and adjusted to reflect current best estimates. Adjustments to provisions arise from three sources: (i) revisions to estimated cash flows (both in amount and timing); (ii) changes to present value due to the passage of time; and (iii) revisions of discount rates to reflect prevailing current market conditions. In periods following the initial recognition and measurement of the maintenance provision at its present value, the provision is revised to reflect estimated cash flows being closer to the measurement date. The Company’s major maintenance provisions increase over time as it incurs its obligation to restore the infrastructure of its airports, which deteriorate based on usage. At any reporting date, the best estimate of the expenditure required to settle the obligation in the future is proportional to the usage of the Company’s airport infrastructure, for example the number of airplanes that have used its airports’ runways. The unwinding of the discount relating to the passage of time is recognized as a financing cost and the revision of estimates of the amount and timing of cash flows is a reassessment of the provision and charged or credited as an operating item within the consolidated statements of comprehensive income.

Contingencies and guarantees – Include provisions to cover the obligations arising from contractual and legal commitments, which mainly relate to certain construction contracts associated with the concession.

m.
Statutory employee profit sharing (PTU) – Statutory employee profit sharing is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of comprehensive income. PTU is determined based on taxable income, according to Section I of Article 10 of the Income Tax Law.

n.	Income taxes – The expense for income taxes represents the sum of the current tax and deferred tax.

Current taxes

Current taxes associated with ISR and IETU are recorded in the year they are incurred.

Taxes resulting from taxes (regular income tax (ISR) and the business flat tax (IETU)), are based on taxable income and cash flows of each year, respectively. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Income taxes, which are calculated as the higher of regular ISR or IETU are recorded in the results of the year they are incurred. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

Assets and deferred tax liabilities are offset when exists a legal right to offset short-term assets with short-term liabilities and when they relate to income taxes relating to the same tax authorities and the Company intended to liquidate its assets and liabilities on a net basis.

o.
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

p.
Revenue recognition – Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for discounts and incentives provided to customers as well as other similar allowances.

Revenue is recognized only when it is estimated that the economic benefits associated with the transaction will be recovered.

Aeronautical services – Aeronautical services generate revenues necessary for the operation and proper functioning of an airport.  These revenues are subject to a system of prices regulated by the SCT, which establishes a maximum rate for such aeronautical and complementary services provided at each airport.  Such revenues are recognized when the related services are rendered.

With the objective of increasing demand for aeronautical traffic at its airports, the Company implemented an incentive program to its airline customers linked to an increase in airline traffic and the opening of new routes, which is subject to certain restrictions.  These incentives are recorded as a reduction of revenues over the period they are provided to clients.

Non-aeronautical services – The Company also generates revenue from non-aeronautical services, which consist mainly of the leasing of commercial spaces in airport terminals, revenues from the operation of parking lots, fees from access to third parties that provide catering services and other services at airports.  Spaces in the airport terminals are rented through operating lease agreements that contain either fixed monthly rent (increased annually based on the National Consumer Price Index (NCPI)) or fees based on a minimum monthly fee or a percentage of the monthly income of the lessee, whichever is higher.  The fixed portion of lease revenues is recognized when the services are rendered or based on the terms of the related lease (Note 3c).

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

Hotel services – revenues are recognized when the services are rendered.

Construction services – The Company recognizes revenues and costs for improvements to the airport concession that are included in the MDP. Construction service revenues related to the airport concession are determined based on the exchange between the Company and the government (recognized according to the percentage of completion method), as the Company constructs or improves the airports based on the MDP on one end, and the government grants the Company the right to obtain revenues from the airport services rendered on the other. The cost for construction services is determined according to the cost the Company would incur in the construction or improvements based on the investments included in the MDP, for which, through a tender offer, the Company contracts third parties to perform. The revenue amount and cost are equivalent, because the Company does not obtain any profit margin for the construction, and the costs incurred are paid at market prices.

q.
Basic earnings per share – Basic earnings per share are calculated by dividing net income of the controlling interest with the weighted average outstanding common shares during the year. The Company does not have potentially dilutive shares.

r.
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

4.	Critical accounting judgments and key sources of estimation uncertainty

In the application of accounting policies mentioned in Note 3, the Company’s management makes judgments, estimates and assumptions about certain amounts of assets and liabilities stated in the financial statements. Estimates and associated assumptions are based on experience and other factors considered relevant. Actual results may differ from those estimates.

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

Critical accounting judgments and key sources of uncertainty in applying the estimates made at the balance sheet date of the consolidated financial statements and that have a significant risk in being subject to adjustments to the carrying values of assets and liabilities during the next financial period are as follows:

-	Valuations to determine recoverability of deferred tax assets (see Note 18).

-	Projections to determine whether the Company is subject to paying ISR or IETU (see Note 18).

-	Maintenance provision (see Note 13).

-	Useful lives of buildings, machinery and equipment (see Note 3b).

-	Tangible and intangible asset impairment (see Note 3h).

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

5.	Financial instruments

Capital management:  The Company manages its capital to ensure its ability to maximize the return on investment of its shareholders through three primary strategic objectives, as follows:

a)
Cost and expense optimization – Indicators of this objective are evaluated excluding revenues from construction services, construction costs, and the maintenance provision as such amounts do not affect cash flows. This indicator allows management to assess the ratio of costs and expenses to revenues.

b)	Optimize cash flows and financial position – To measure the fulfillment of this objective, the following indicators are reviewed regularly by management:

-
Capital structure – This indicator considers the total liabilities and shareholders' equity to obtain the degree of leverage necessary to improve the average cost of capital 57.81% and 52.88% was obtained in 2012 and 2011, respectively.

-
Debt coverage – This indicator considers earnings before interest, taxes, depreciation and amortization (EBITDA) and accrued long-term debt interests. 1.55 and 1.44 times EBITDA was obtained in 2012 and 2011, respectively.

-	Reduction of interest expense – This indicator considers the ratio of EBITDA to interest expense, which was 12.97, 11.02 and 9.99 in 2012, 2011 and 2010, respectively.

c)
Revenue growth – For this purpose, the Company monitors  indicators associated with aeronautical and non-aeronautical revenues. On a monthly basis, the Company’s management provided quarterly updates to the Strategic Planning Committee to EMICA, who provide oversight and review compliance with this objective.

The Strategic Planning Committee assesses and reviews these objectives on a quarterly basis. As part of the review, this Committee considers the cost of capital and risks associated with the Company’s strategic objectives.

Categories of financial instruments:

	2012		2011
Cash and cash equivalents (1)	Ps.	1,152,433	Ps.	523,634
Accounts receivable (1)		341,035		467,797
Accounts payable (1)		302,286		361,493
Short-term debt (1)		550,000		-
Long-term debt securities (2)		1,294,892		1,293,467
Other long-term debt (3)		243,317		263,658

(1)	These financial instruments approximate their fair value, as they mature in the short term.

(2)
To determine the fair value of the loan for long-term debt securities, quoted market prices are used. As of December 31, 2012 and 2011, their fair market value was Ps.1,304,208 and Ps.1,298,417, respectively.

(3)	To determine the fair value of these long-term equipment loans, discounted cash flow models were used. The difference between the carrying amount and their fair value is not significant.

Financial risk management objectives: The Company’s corporate treasury department, coordinates entry to domestic and international markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk.

a.
Market risk: The Company’s principal market risk includes changes in the value of the peso against the dollar. Historically, a significant portion of revenues generated by airports (mainly derived from passenger charges (TUA) charged to international passengers) are denominated in dollars or linked to dollars, even though these revenues are collected in pesos based on the average exchange rate of the previous month. 14.04%, 11.5% and 12.3% of the Company’s consolidated revenues were generated from international TUA revenues in 2012, 2011 and 2010, respectively. The Company’s remaining revenues are in pesos. Substantially all the Company’s consolidated costs and expenses are denominated in pesos (except for the technical assistance fees, to the extent they are paid based on a fixed minimum annual payment). Based on a 10% appreciation between the peso and U.S. dollar, the Company’s revenue would have decreased by Ps.39,595 Ps.32,169 and Ps.31,690 in 2012, 2011 and 2010, respectively.

Foreign currency risk management: The Entity enters into transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters.

The Company’s net financial liability position in thousands of US dollars as of December 31, 2012 and 2011 is:

	2012	2011
Financial assets	$3,592	$3,580
Financial liabilities	(23,221)	(17,773)
Financial liability position	$(19,629)	$(14,193)
Equivalent in pesos	Ps. (252,518)	Ps. (198,749)

Transactions denominated in foreign currency in thousands of US Dollars for the years ended December 31, 2012 and 2011, were:

	2012	2011
Technical assistance	$5,935	$3,958
Insurance	1,478	1,328
Purchase of machinery and maintenance	5,678	20,047
Professional services, fees and subscriptions	153	1,732
Land acquisitions	-	6,728
Other	3,260	1,484

The exchange rates in effect as of the date of the consolidated financial statements per one US Dollar were as follows:

	As of December 31, 2012				As of December 31, 2011
	Purchase		Sale		Purchase		Sale
Interbank FX rate	Ps.	12.8409	Ps.	12.8609	Ps.	13.9322	Ps.	13.9922

As of April 15, 2013, the interbank exchange rate established by the Mexican Central Bank was Ps.12.0877 and Ps.12.0887, for purchases and sales, respectively.

The Company has a liability position for financial instruments denominated in foreign currency of $19,629 and $14,193 as of December 31, 2012 and 2011, respectively. Based on a depreciation of 10% of the Mexican peso against the U.S. dollar, the Company estimates that the value of its liability position in financial instruments would have increased by Ps.25,245 and Ps.19,859 in 2012 and 2011, respectively; which would result in an exchange loss for such amounts.

The Company had no forward contracts in force (foreign exchange forward contracts) or other derivative contracts or transactions not reflected in the consolidated statements of financial position at December 31, 2012 and 2011.

Interest rate risk: As part of the strategy to enhance its capital structure, the Company has financed part of its capital investments through lines of credit with financial institutions and the issuance of debt securities. The Company expects to continue applying this strategy in the future.

The Company’s lines of credit and debt securities require interest payments at a variable rate, which exposes it to interest rate risks. Its interest rate risk exposure lies mainly in the volatility that may occur in the referenced interest rates in its financial liabilities, which are based on the 28-day Mexican interbank equilibrium rate (tasa de interés interbancaria de equilibrio, or TIIE) and 3-month London Interbank Offered Rate or LIBOR.

The Company constantly monitors the changes of such interest rates. In recent years, the 28-day TIIE and 3-month LIBOR have decreased. The 28-day TIIE was at its historical low in April 2012 (4.75%) closing 2012 at 4.85%, while the 3-month LIBOR was at its historic low in June and July 2011 (0.25%), closing 2012  at 0.31%. Therefore, the Company has not entered into hedging instruments to hedge the risk of a rise in such interest rates. In the future, if the behavior of the referenced rates established in its debt instruments changes and trends upwards, the Company may decide to enter into hedging instruments.

As of December 31, 2012 and 2011, the Company maintained a short-term loan balance of Ps.550,000, at a variable rate as of December 31, 2012 (see Note 11, which discloses the outstanding balances and contractual interest rates of the Company’s financial instruments), and as of December 31, 2012 and 2011, a long-term loan balance of Ps.1,538,209 and Ps.1,557,125, respectively (see Note 12, which discloses the outstanding balances, contractual interest rates and maturities of the Company’s financial instruments). Accrued interest at the close of 2012, 2011 and 2010 was Ps.97,470, Ps.93,735 and Ps.93,972, respectively, of which in 2012, 2011 and 2010, capitalized interest is included as part of the improvements of Ps.0, Ps.10,231 and Ps.26,731, respectively.

If the 28-day TIIE and 3-month LIBOR would have increased by 10%, accrued interest expense would have been Ps.97,363, Ps.101,374 and Ps.91,741 in 2012, 2011 and 2010, respectively, calculated using for the debt in U.S. dollars, the closing exchange rate of each year (Ps.12.8609 for 2012, Ps.13.9922 for 2011 and Ps.12.3792 for 2010).

b.
Liquidity risk: Different economic or industry factors such as a financial crisis or a suspension of operations of any airline could affect the Company’s cash flows. Such factors cannot be controlled by the Company; however, the Company manages the liquidity risk through an analysis and continuous supervision of the actual and projected cash flows to foresee and control any eventuality in order to meet all the obligations acquired. The Company has established an appropriate framework to manage the risk as it maintains adequate reserves, bank help to be used if needed, and establish an adequate diversification of its debt, both in terms and funding sources (see Notes 11 and 12).

c.
Credit risk: The Company has established credit for the domestic and international TUA. For these revenues, three credit options of 30, 45, and 60 days are established. Such credit options are granted depending on the guarantee each client provides. Failure to comply with the Company’s credit terms would be subject to default interest and/or legal collection proceedings. Guarantees are established for both credit and cash clients, which may consist of the following: trust, bond, letter of credit, restricted cash, and mortgage collateral.

6.	Cash and cash equivalents

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

	2012		2011
Cash	Ps.	42,788	Ps.	105,313
Cash equivalents		1,109,645		418,321
		1,152,433		523,634

7.	Trade accounts receivable, net

a.	At December 31, 2012 and 2011, the balance of trade receivables is as follows:

		2012		2011
Accounts receivable	Ps.	477,812	Ps.	574,456
Allowance for doubtful accounts		(190,004)		(227,216)
		.287,808		347,240

Accounts receivable that are disclosed above are classified as accounts receivable and therefore are valued at amortized cost.

TUA paid by each passenger (other than diplomats, infants, and transit passengers) traveling using the airports operated by the Company, represent mainly trade accounts receivable. These are collected by airlines and subsequently delivered to the Company. As of December 31, 2012 and 2011 trade accounts receivable amounted to Ps.350,165 and Ps. 441,253, respectively.

Accounts receivable from customers include amounts due at the end of the reported period (see aging analysis below), for which the Company has not recognized any allowance for doubtful accounts, as the credit quality has not changed significantly and the amounts are still deemed recoverable. The accounts deemed uncollectible are written off once the Company has exhausted all the means at its disposal to recover the account. Usually, the write-off is performed when a judge issues a verdict regarding the impossibility of recovery. The Company does not have any guarantor or other credit enhancements on these balances, nor has a legal right to offset them against any amount that the Company owes to the counterpart.

Management of accounts receivable and the determination of the need of a provision are performed at each subsidiary that makes up the consolidated financial statements, as each subsidiary is the one that exactly knows the situation of and relation to each one of its customers.

Following is a percentage of the main customers that compose the accounts receivable and generated revenues that may represent a potential risk for the Company’s operations if they had financial and operating issues that would prevent them from continuing with their operations.

Trade accounts receivable:	2012	2011
	%	%
Compañía Mexicana de Aviación, S. A. de C. V.	14.63	12.17
Aerovías Caribe, S. A. de C. V.	13.07	10.87
Aerolitoral, S. A. de C. V.	13.84	12.94
Aerovías de Mexico, S. A. de C. V.	7.33	7.53

Revenues by client:	2012	2011	2010
	%	%	%
Aerolitoral, S. A. de C. V.	14.70	15.71	13.82
Aeroenlaces Nacionales, S. A. de C. V.	13.59	11.85	10.94
ABC Aerolíneas, S. A. de C. V.	12.43	11.56	7.46
Aerovías de Mexico, S. A. de C. V.	9.45	9.02	9.48
Concesionaria Vuela Compañía de Aviación, S. A. P. I. de C. V.	6.02	5.63	4.29
Compañía Mexicana de Aviación, S. A. de C. V.	-	0.07	3.70

b.	Aging of trade accounts receivable due, but not uncollectible:

		2012		2011
31-120 days	Ps.	44,287	Ps.	72,292
121-360 days		177,822		218,209
Total	Ps.	222,109	Ps.	290,501

Allowance for doubtful accounts analysis:

		2012		2011
Balance at beginning of the year	Ps	227,216	Ps.	216,545
(Decrease) increase to allowance		(6,689)		10,905
Write-off		(30,523)		(234)
Balance at the end of the year	Ps	190,004	Ps.	227,216

8.	Land, buildings, machinery and equipment, net

	2012		2011
Land (see note 9)	Ps.	1,747,416	Ps.	. 1,747,038
Buildings		324,414		324,414
Machinery and equipment		46,627		12,935
Furniture and office equipment		119,017		105,136
Transportation equipment		20,542		11,904
Computers		42,694		33,914
		2,300,710		2,235,341
Accumulated depreciation		(150,383)		(116,891)
	Ps.	2,150,327	Ps.	2,118,450

Cost	Land		Buildings		Machinery and equipment		Furniture and office equipment		Transportation equipment		Computers		Total
Balance as of January 1, 2011	Ps.	1,731,755	Ps.	324,389	Ps.	11,696	Ps.	78,742	Ps.	4,972	Ps.	30,285	Ps.	2,181,839
Acquisitions		15,283		25		1,239		26,611		7,638		3,985		54,781
Divestitures		-		-		-		(217)		(706)		(356)		(1,279)
Balance as of December 31, 2011		1,747,038		324,414		12,935		105,136		11,904		33,914		2,235,341
Acquisitions		378		-		33,692		14,611		10,083		9,128		67,892
Divestitures		-		-		-		(4)		(1,445)		(180)		(1,629)
Other		-		-		-		(726)		-		(168)		(894)
Balance as of December 31, 2012		1,747,416		324,414		46,627		119,017		20,542		42,694		2,300,710
Accumulated depreciation
Balance as of January 1, 2011				(17,873)		(1,038)		(42,810)		(3,766)		(23,192)		(88,679)
Divestitures		-		-		-		239		624		329		1,192
Depreciation expense		-		(16,167)		(777)		(7,390)		(1,355)		(3,715)		(29,404)
Balance as of December 31, 2011		-		(34,040)		(1,815)		(49,961)		(4,497)		(26,578)		(116,891)
Divestitures		-		-		-		(99)		1,682		46		1,629
Other		-		-		-		647		-		152		799
Depreciation expense		-		(16,176)		(2,002)		(10,020)		(2,636)		(5,086)		(35,920)
Balance as of December 31, 2012		-		(50,216)		(3,817)		(59,433)		(5,451)		(31,466)		(150,383)
Net	Ps.	1,747,416	Ps.	274,198	Ps.	42,810	Ps.	59,584	Ps.	15,091	Ps.	11,228	Ps.	2,150,327

9.	Investment in airport concessions

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

d.	Aeropuertos y Servicios Auxiliares (ASA) has the exclusive right to supply fuel at the concessionaire’s airports.

e.	The concessionaire must grant free access to specific airport areas to certain Mexican government agencies, so that they may carry out their activities within the airports.

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

As of December 31, 2012 and 2011 the net values of the airport concessions, the right to use airport facilities and improvements on concessioned assets are as follows:

	2012		2011
Airport concessions:
Airport concessions	Ps.	605,643	Ps.	605,643
Right to use airport facilities		3,356,761		3,356,761
Improvements on concessioned assets		3,291,983		2,970,265
Accumulated amortization		(1,311,398)		(1,162,981)
Total investment in airport concessions	Ps.	5,942,989	Ps.	5,769,688

An analysis of investment in airport concessions are as follow:

	2012		2011
Investment in airport concessions
Balance at beginning of the year	Ps.	6,932,669	Ps.	6,592,672
Additions		321,718		339,997
Balance at the end of the year		7,254,387		6,932,669
Amortization of airport concessions
Balance at beginning of the year		(1,162,980)		(1,030,791)
Increase		(148,418)		(132,190)
Balance at the end of the year		(1,311,398)		(1,162,981)
Net investment in airport concessions	Ps.	5,942,989	Ps.	5,769,688

MDP – The Company has the obligation to make maintenance and improvements on concessioned assets and on fixed assets, as specified in the MDP. The MDP for the five year period 2011-2015 is Ps. 2,745,214 at current value as of December 31, 2009 and Ps.3,157,214 adjusted for inflation as of December 31, 2012 using the National Producer Price Index (NPPI), excluding oil, as defined in the concession contract. The amount to be invested by the Company as of December 31, 2012 is Ps.2,152,493. This amount must be invested as follows during the subsequent years:

Year	Amount
2013	Ps.	992,203
2014		785,597
2015		374,693
	Ps.	2,152,493

During 2012, The Company’s management submitted to the Mexican Civil Aviation Authority (DGAC) a proposal to recover lands acquired by the Company of Ps.1,159,613 at current value as of December 31, 2009. Based on such proposal, on December 4, 2012, the DGAC authorized part of the recovery through the replacement of the investments corresponding to MDP from 2013 through 2015 of Ps.386,538 at current value as of December 31, 2009, and Ps.444,548 at restated value as of December 31, 2012. In addition, during the PMD 2011 review, Ps.77,306 was also recognized through an extraordinary review of the maximum rate. Currently, management is reviewing with the DGAC different scenarios to recover the other lands of Ps.695,769; therefore, on December 31, 2012, land of Ps.1,082,307 is part of the Company’s fixed assets until concluding the negotiations with the DGAC.

The substitution of the MDP authorized by the DGAC will be performed according to the following schedule:

Year	Amount
2013	Ps.	139,965
2014		159,270
2015		145,313
Total	Ps.	444,548

Assets held as guarantees

The Company has placed screening baggage equipment as a guarantee for bank loans that the Company has with Private Export Funding Corporation, with a carrying value of Ps.409,337 as of December 31, 2012. The Company is not authorized to use this equipment as a guarantee for other loans, nor sell them to another entity.

10.	Trade accounts

		2012		2011
Suppliers	Ps.	69,968	Ps.	99,676
Contractors		74,790		69,834
Other accounts payable		10,414		18,037
PTU		8,131		3,901
	Ps.	163,303	Ps.	191,448

11.	Short term debt

Short-term debt as of December 31, 2012 and 2011 is as follows:

	2012		2011
Unsecured line of credit in current account at HSBC Bank of Ps.800,000, bearing monthly interest at a 28-day TIIE rate plus 1.00 percentage points, with revolving payments of principal, maturing on January 30, 2013. As of December 31, 2012, the interest rate is 5.85%.	Ps.	200,000	Ps.	-
Unsecured revolving loan at Banamex Bank, bearing monthly interest at a 28-day TIIE rate plus 1.00 percentage point, with revolving payments of principal during 2013. As of December 31, 2012, the interest rate is 5.86%.		250,000		-
Unsecured line of credit in current account at Banco del Bajío of Ps.400,000, bearing monthly interest at a 28-day TIIE rate plus 1.50 percentage points, with revolving payments of principal. As of December 31, 2012, interest rate is 6.35%.		100,000		-
	Ps.	550,000	Ps.	-

Short-term bank loans contracted include certain restrictive clauses that limit the acquisition of new bank loans in subsidiaries, grant guarantees, sell fixed assets, and meet their obligations to pay taxes. The Company complied with the financial restrictions related to its financial institution loans as of December 31, 2012.

12.	Long term debt

Debt with credit entities and long-term debenture issuance as of December 31, 2012 and 2011 is as follows:

	2012		2011
Debt certificates issued at Mexican market on July 15, 2011, of Ps.1,300,000, at a variable 28-day TIIE rate plus 70 basis points, in a 5-year term maturing on July 8, 2016, with unsecured guarantee. As of December 31, 2012 and 2011, the interest rate is 5.55% and 5.50%, respectively. The amount of debt is presented net of issuance expenses of Ps.5,108 in 2012 and Ps.6,533 in 2011, which are amortized according to the effective interest rate.	Ps.	1,294,892	Ps.	1,293,467
Unsecured lines of credit at Private Export Funding Corporation (PEFCO) in 2012 and UPS Capital Business Credit in 2011 (supported by Ex-Im Bank) of $20,385 thousands of U.S. dollars, effective to December 21, 2021. The amount exercised was $19,471 thousands of U.S. dollars as of December 31, 2012 and 2011. The loan guarantee is the check-in-baggage review equipment acquired. The loan bears interest at a 3-month Libor rate plus 1.25 percentage points, with quarterly even payments of principal. As of December 31, 2012 and 2011, the interest rate is 1.61% and 1.55%, respectively.		209,622		263,658
Unsecured line of credit at UPS Capital Business Credit (supported by Ex-Im Bank) of $4,463 thousands of U.S. dollars. As of December 31, 2012, the amount exercised was $2,775 thousands of U.S. dollars and the balance was $2,620 thousands of U.S. dollars. The loan guarantee is the new security equipment, and the heck-in-baggage review equipment acquired. The loan bears interest at a 3-month Libor rate plus 0.95 percentage points, with quarterly even payments of principal and maturing on August 1, 2017. As of December 31, 2012, the interest rate is 1.31%.		33,695		-
Total debt		1,538,209		1,557,125
Less – Current portion		(33,068)		(28,230)
	Ps.	1,505,141	Ps.	1,528,895

Maturities of portion of long-term loans as of December 31, 2012, are:

2014	Ps.	33,088
2015		33,088
2016		1,327,980
2017		26,903
2018		25,112
Post-2018		58,970
	Ps.	1,505,141

The Company’s long-term bank loans include certain restrictive covenants, which place certain limits regarding the issuance of new loans by its subsidiaries, provide guarantees, restrict the sales of assets; as well as require it to comply with its obligations to pay taxes. As of December 31, 2012, the Company was in compliance with its covenants.

13.	Major maintenance provision

	2012		2011
Balance at the beginning of the year	Ps.	601,068	Ps.	752,307
Increase in cost of services		164,208		165,683
Payments		(201,970)		(316,922)
Balance at the end of the year		563,306		601,068
Less – Current portion		(145,577)		(164,374)
	Ps.	417,729	Ps.	436,694

14.	Retirement labor obligations

The Company’s retirement benefit obligation results from statutorily mandated seniority premium benefits, determined based on actuarial calculations using the projected unit credit method. The seniority premium benefits consist of a lump sum payment of 12 days’ wage for each year worked, calculated using the most recent wage, not to exceed twice the legal minimum wage established by law once an employee reaches 15 years of service.

The components of the net period cost for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011		2010
Service cost	Ps.	5,310	Ps.	4,863	Ps.	3,998
Interest cost		3,891		3,338		2,690
Prior services cost		-		10,300		12
Net period cost	Ps.	9,201	Ps.	18,501	Ps.	6,700

The present value of these obligations as well as a rollforward of such amounts as of December 31, 2012 and December 31, 2011 includes the following:

	2012		2011
Present value of defined benefit obligation	Ps.	52,896	Ps.	28,787
Service cost		5,310		4,863
Interest cost		3,891		3,338
Prior services cost		-		10,300
Actuarial loss recognized in other comprehensive income		11,313		-
Benefits paid		(3,089)		(231)
Other		-		5,839
Present value of defined benefit obligation as of December 31	Ps.	70,321	Ps.	52,896

The most significant assumptions used in the determination of the net periodic cost are the following:

	2012	2011
	%	%
Discount of obligations for projected benefits at present value	6.50	7.75
Salary increase	5.50	5.50
Minimum salary increase	4.00	4.00

In the determination of the discount rate of the Company’s employee benefits, future estimated annual cash flows are used as a base, which are determined at the zero coupon rate of government bonds for a twenty-year period, considering the average labor life of its employees.

15.	Shareholders’ equity

a.	As of December 31, 2012 and 2011, the total number of Class I approved shares was 400,000,000, of which 58,800,000, correspond to Series "BB" and 341,200,000 to Series "B".

b.	Capital stock fully paid and subscribed as of December 31, 2012 and 2011 is represented by common shares and is comprised as follows:

	2012
	Number of Shares	Capital Stock
Fixed Capital:
Series B, Class I	341,200,000	Ps.	3,337,328
Series BB, Class I	58,800,000		571,119
Stock in treasury	(872,473)		(11,279)
Total	399,127,527	Ps.	3,897,168

	2011
	Number of Shares	Capital Stock
Fixed Capital:
Series B, Class I	341,200,000	Ps.	3,763,828
Series BB, Class I	58,800,000		644,619
Stock in treasury	(1,151,300)		(14,003)
Total	398,848,700	Ps.	4,394,444

c.
As of December 31, 2012, the Company has in treasury, repurchased shares in the amount of Ps.68,342. Such amount is equivalent to 872,473 common shares, which reduce the capital stock and the share repurchase reserve by Ps.59,817 and Ps.8,525, respectively. The weighted average outstanding shares, is impacted according to the dates in which the Company’s shares were repurchased. As of December 31, 2012, the market price per share of the Company was Ps. 35.02. In 2012 the Company canceled dividends of Ps.13,038.

d.
Pursuant to a resolution of the Extraordinary General Shareholders’ Meeting on April 18, 2012, the Company’s minimum fixed common stock was reduced by Ps.500,000, without reducing the number of shares of the authorized common stock, through the reimbursement thereof to the shareholders in the amount of Ps.1.25 per share.

e.
Pursuant to a resolution of the Ordinary General Shareholders’ Meeting on April 18, 2012, an increase in the legal reserve of Ps.19,769 was approved and an increase in the share repurchase reserve of 2,714.

f.
On April 14, 2011, the Ordinary General Shareholders’ Meeting approved an increase in the legal reserve for Ps.27,667; a decrease in the reserve for the repurchases of shares for Ps.5,674; a transfer from accumulated restatement of capital stock to retained earnings for Ps.1,775,981 (retrospective application to January 1, 2011 for Ps.1,772,530); and declared dividends of Ps.400,000, of which Ps.211,383 were paid as of December 31, 2012.

g.
On April 16, 2010, the Ordinary General Shareholders’ Meeting approved an increase to the legal reserve for Ps.23,549; an increase to the share repurchase reserve of Ps.48,163; and declared dividends of Ps.400,000.

h.
Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value in historical pesos.  The legal reserve may be capitalized but may not be distributed unless the entity is dissolved, and must be reinstated if reduced for any reason. The legal reserve was Ps. 184,901 and Ps. 165,132, as of December 31, 2012 and 2011, respectively.

i.
Shareholders’ equity, except restated paid-in capital and tax retained earnings will be subject to income taxes payable by the Company at the rate in effect upon distribution.  Any tax paid on such distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

16.	Balances and transactions with related parties

Balance with related parties as of December 31, 2012 and 2011, are:

		2012		2011
Receivables from – Empresas ICA, S. A. B. de C. V. (EMICA) (1) (3)	Ps.	-	Ps.	86,454
Payables to:
EMICA (1) (3)	Ps.	51,387	Ps.	-
Servicios de Tecnología Aeroportuaria, S. A. de C. V. (SETA) (1) (4)		45,547		57,746
Aeroinvest, S. A. de C. V. (1)		-		83,851
Nacional Hispana Hoteles, S. de R. L. de C. V. (2) (5)		29,340		28,122
Ingenieros Civiles Asociados, S. A. de C. V. (2) (6)		12,705		326
	Ps.	138,979	Ps.	170,045

Related party transactions made in the ordinary course of business for the years ended December 31, 2012, 2011 and 2010 were as follows:

	2012		2011		2010
Capital investments of transport equipment	Ps.	6,867	Ps.	-	Ps.	-
Expenses:
Payments for technical assistance and travel expenses		67,365		55,150		47,567
Maintenance of transport equipment		3,416		-		-
Major maintenance and improvements on concessioned assets by ICA:
Major maintenance – Platform		22,375		9,373		22,447
Major maintenance – Runway		67,043		36,537		17,248
Improvements on concession assets – Terminal B		-		14,049		55,248
Improvements on concession assets – Parking lots		-		-		16,666
Buildings – Hotel		-		-		59,022

(1)	Holding company.

(2)	Affiliated company

(3)	Balances with EMICA represent the current income tax receivable or payable associated with the fiscal consolidation.

(4)
Balances payable to SETA include technical assistance fees of Ps.40,320 and acquisition of transport equipment by Ps.5.227 at December 31, 2012 and dividends of Ps.33.400 at December 31, 2011. Data refer to the service for the technical assistance provided and travel expenses.

(5)	Loan received from NH Hoteles for payment to related contractors for construction of Hotel NH T2 located in Terminal 2 of AICM.

(6)
The Company entered into an agreement with Ingenieros Civiles y Asociados, S. A. de C. V. for the purpose of conducting rehabilitation work and pavement construction on operational areas of the Company’s airports, foreseen in the Master Development Plan for the 2011-2015 period, in the understanding that for each specific project, a construction agreement shall be set forth at per unit prices or at a lump sum price.

The Company uses the services of an independent expert to supervise and ensure that the construction services are provided at current market rates for similar services.

Employee benefits – Benefits granted to key management personnel of the Company were direct short-term benefits of Ps.53,796, Ps.61,086 and Ps.49,615 for the years ended December 31, 2012, 2011 and 2010, respectively.

Technical Assistance – In 2000, the Company entered into a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years from the agreement date. Currently, the Company is required to pay the greater of the fixed $3,000 component or 5% of EBITDA (as defined in the contract) annually for such services. Beginning in 2007, the fixed $3,000 component is updated according to the consumer price index of the United States of America. In 2012, 2011 and 2010, 5% of consolidated EBITDA was greater than that of the fixed $3,000 component.

As of December 31, 2012, SETA’s shareholders were Aeroinvest with 74.5% and Aéroports de Paris Management, S. A. (ADP) with 25.5%. Pursuant to the Company’s bylaws, SETA (as holder of the Company’s Series “BB” shares) has the ability to appoint and remove the Company’s Chief Financial Officer, Chief Operating Officer and Commercial Director, the right to elect three members of the Company’s board of directors, and the right to veto certain actions requiring approval of the Company’s shareholders (including the payment of dividends and the right to appoint certain members of senior management). In the event of the termination of the technical assistance agreement, the Series “BB” shares will be converted into Series “B” shares resulting in the termination of these rights. If at any time, prior to June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, it would lose its veto rights. If at any time after June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, such shares must be converted into Series “B” shares, which would cause SETA to lose all of its special rights. So long as SETA retains at least 7.65% of the Company’s capital stock in form of Series “BB” shares, all its special rights will remain in force.

Pursuant to the Company’s bylaws, the technical assistance agreement and the participation agreement, SETA may not transfer more than 51% of its Series “BB” shares until after June 14, 2008. After such date, SETA is entitled to transfer up to one eighth of such 51% during each year thereafter. As of December 31, 2012, SETA has not transferred any of its representative Series “BB” shares.

17.	Other (expenses) income – net

Integrated as follows as of December 31, 2012, 2011 and 2010:

	2012		2011		2010
Loss (gain) on sale of fixed assets	Ps.	1,311	Ps.	(161)	Ps.	(269)
Recovery of commissions paid		(4,298)		-		-
Cancellation of other current assets		(6,937)		(590)		(8,821)
	Ps.	(9,924)	Ps.	(751)	Ps.	(9,090)

18.	Taxes on income

The Company is subject to ISR and IETU.

The ISR rate during 2012 and 2011 was 30%. ISR rates will be 30% for 2013, 29% for 2014, and 28% for 2015 and thereafter.

IETU – Revenues, as well as deductions and certain tax credits, are determined based on cash flows of each fiscal year.  The IETU rate is 17.5% for 2012 and 2011. The Asset Tax (IMPAC) Law was repealed upon enactment of the IETU Law; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid, may be recovered, according to the terms of the law.

Deferred income taxes are recorded (deferred ISR or deferred IETU) based on projections of the taxes the individual subsidiaries are expected to pay in future years. The Company calculated its deferred tax liability based on its financials projections, which take into consideration the MDP and Maximum Rates for the period 2011-2015 approved by the SCT.

To determine deferred taxes as of December 31, 2012 and 2011, the Company applied the rates that will be in effect according to their estimated date of reversal to the temporary differences.

a.
The presentation of deferred taxes in the consolidated statements of financial position takes into consideration the tax rights and obligations of each of the Company’s subsidiaries. The main items originating deferred tax balances are:

Net deferred tax assets:	2012		2011
Major maintenance provisions, retirement labor obligations and other reserves	Ps.	127,930	Ps.	163,473
Investment in airport concessions, land, buildings, machinery and equipment		(361,662)		(434,300)
Tax loss carryforwards		366,947		469,229
IETU credits		61,908		20,082
Total deferred tax assets	Ps.	195,123	Ps.	218,484

Net deferred tax liabilities:	2012		2011
Major maintenance provisions, retirement labor obligations and other reserves	Ps.	85,773	Ps.	76,463
Investment in airport concessions, land, buildings, machinery and equipment		(570,682)		(516,560)
Tax loss carryforwards		109,795		90,851
IETU credits		23,822		7,936
Total deferred tax liabilities	Ps.	(351,292)	Ps.	(341,310)

b.	The reconciliation of the statutory income tax rate and the effective tax rate as a percentage of income before income taxes for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012%	2011%	2010%
Legal rate	30.00	30.00	30.00
Tax inflation adjustment on monetary assets and liabilities	0.50	(4.21)	(6.18)
Tax inflation adjustment on nonmonetary assets and changes in statutory tax rate	(4.78)	(1.53)	(18.11)
Deferred IETU	(4.72)	(1.45)	(1.77)
Adjustments to unrecognized deferred tax assets	5.03	-	(5.30)
Effective rate	26.03	22.81	(1.36)

c.	Income tax is comprised as follows as of December 31, 2012, 2011 and 2010:

	2012		2011		2010
Current:
ISR	Ps.	245,885	Ps.	201,263	Ps.	90,883
IETU		5,553		11,544		4,304
Deferred tax expense		36,734		(30,737)		(103,983)
	Ps.	288,172	Ps.	182,070	Ps.	(8,796)

d.
Each airport concession has received approval from the Mexican Tax Authorities to carryforward their tax losses up to the earlier of the date such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession. As of December 31, 2012 and 2011 the amount of unrecognized tax assets associated with the Company’s tax loss carryforwards was Ps.289,814 and Ps.234,845, respectively.

Amounts and expiration dates as of December 31, 2012, as restated for inflation, are as follows:

Year of origin	Tax loss carryforwards
1999	Ps.	23,018
2000		173,048
2001		472,005
2002		586,958
2003		573,825
2004		497,422
2005		57,298
2006		83,411
2007		82,612
2008		40,751
2009		19,228
2010		13,869
2011		44,803
2012		69,451
	Ps.	2,737,699

e.
The benefits of credits and losses for IETU and recoverable IMPAC can be recovered subject to certain conditions, as of December 31, 2012 and 2011, the amount of unrecognized assets for these concepts were Ps.705,964 and Ps.615,261, respectively.

Expiration dates and restated amounts as of December 31, 2012, are:

Year of expiration	Recoverable tax on assets		IETU tax losses
2012	Ps.	86,805
2013		77,800
2014		68,040
2015		18,841
2016		10,378
2017		11,460
2018		-	Ps.	222,279
2019		-		113,810
2020		-		81,927
2021		-		25,646
2022		-		25,862
	Ps.	273,324	Ps.	469,524

19.	Contingencies

As of December 31, 2012, subsidiary companies have the following pending lawsuits to be resolved:

a.
Lawsuit filed against the Ciudad Juárez airport on November 15, 1995 to reclaim the 240 hectares of land on which the Ciudad Juárez airport is located, alleging that it was improperly transferred to the Mexican government. The claimant has sought monetary damages of $120,000 since the airport prevents the land from being returned to the claimant.

During the trial, the Company has contested the plaintiff’s claims based on the legitimacy of the land possession derived from the concession granted by the Ministry of Communications and Transportation.

In addition, the Ministry of Communications and Transportation was called as a party to the trial in defense of the interests of the Federal Government.  As a result of the Ministry of Communications and Transportation’s appearance in 2011, it was determined that a Federal Circuit Court should rule on the matter.  However, when the Federal Circuit Court ruled that it did not have jurisdiction over the matter, it created a jurisdictional conflict that was resolved by the Federal Circuit Court on January 13, 2013, by determining that the Federal District Court is the competent court to resolve this dispute, not the Federal Circuit Court. The final resolution of this dispute remains pending.

As of the date of the financial statements, this contingency remains, as the trial is still pending due to the fact that there has been no final resolution since the Ministry of Communications and Transportation became a party.  In the event that the trial’s resolution is not resolved favorably for the Company, the economic penalties of the judgment are to be determined by the Federal Government as is established in the concession, so the Company has not recorded any provision relating to the claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

b.
In December 2011, the Local Tax Audit Administration of the Tax Administration Service in Acapulco conducted an audit of the Acapulco airport and determined a tax liability of Ps.27,876 for the year 2006 for taxable income based on profit sharing and the application of a 10% tax on the amount of profit sharing. An appeal decision upheld this determination and established a new tax liability of Ps.15,946 based on income tax, as well as Ps.2,787 for profit sharing taxes. The Company filed an action of annulment with the Federal Tax and Administrative Court of Justice against the latter decision, and the claim is still pending. The Company believes that it has sufficient evidence to obtain a favorable decision given that the disputed decision lacks foundation and rationale to establish the disputed claims. The Company has not recorded any provision relating to the claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

c.
On February 9, 2012, the Apodaca Office of the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social, or IMSS) determined a tax credit for the Monterrey airport for the period from January 1, 2007 to December 31, 2010 for Ps.28,300 for alleged omissions in labor management fees. The Monterrey airport submitted an appeal to this determination before the IMSS, which, in a resolution dated May 23, 2012, confirmed the tax credit. The Monterrey airport filed an administrative appeal with the Federal Tax and Administrative Court of Justice on August 20, 2012. The administrative appeal is pending resolution, and the tax credit was guaranteed through the provision of a bond to the IMSS. The Company believes that it has sufficient evidence to obtain a favorable decision given that the disputed decision lacks foundation and rationale to establish the disputed claims, and as a result, it has not recorded any provision, as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

d.
The Reynosa airport filed an administrative appeal with the Federal Tax and Administrative Court of Justice against the resolution that confirmed the Ps.1,217 tax liability from income taxes in 2007 and accessories as well as Ps.195 for profit sharing. The administrative appeal is pending resolution, and the tax credit was guaranteed before the Mexican Tax Authorities. The Company believes that the Reynosa airport has sufficient evidence to obtain a favorable decision given that the disputed decision lacks foundation and rationale to establish the disputed claims, and as a result, it has not recorded any provision, as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

e.
Property tax. There are various trials and/or proceedings initiated against various subsidiaries for the lack of tax payments that have been resolved favorably for the Company, mainly due to the fact that the relevant real estate is public property and is therefore exempt from taxes.  However, as of the date of this report, the following claims are still pending:

1.
Ciudad Juárez Airport – There is a pending administrative appeal challenging the property tax claim of Ps.5,823 for the period of May-June 1998 through October 2012.  In an agreement dated as of February 28, 2013, the court hearing the administrative appeal dismissed the trial after the municipality of Ciudad Juárez withdrew its property tax claim.  Since a January 18, 2012 agreement annulled the aforementioned claim, this matter is concluded.

2.
Reynosa Airport – There is a pending administrative appeal challenging the property tax claim of Ps.117,654 that does not specify the period of the debt.  The administrative appeal against said claim has yet to be resolved.

In November 2011 and August 2012, the municipality of Reynosa once again requested tax payments from the Reynosa airport in the amounts of Ps.127,312 and Ps.1,119, respectively.  Administrative appeals were filed against both claims, and both remain pending.

3.
Zihuatanejo Airport – In October 2012, the municipality of Zihuatanejo de Azueta requested payment from the Zihuatanejo airport in the amount of Ps.2,718, for property taxes, fines and enforcement costs for the period from 2004 through 2005.

An administrative appeal was presented before the Tax Tribunal of the State of Guerrero against that payment requirement.  In October 2012, the municipal finance coordinator of Zihuatanejo of Azueta, Guerrero, determined and required the payment of Ps.2,855 from the Zihuatanejo airport again based on municipal tax, surcharges and execution expenses, for the period from the first two-month period of 2007 to the fifth two-month period of 2012 and a fine for the alleged failure to pay the municipal tax from the first two-month period of 2007 to the fifth two-month period of 2012, for Ps.865, as well as Ps.57 based on execution costs.  A new administrative appeal was filed against this payment requirement before the Tax Tribunal of the State of Guerrero.

As of the date of the financial statements, this contingency remains due to the fact that the trial is ongoing and pending resolution, and there is a precedent of an unfavorable ruling on April 17, 1997, when the Mexican Airport and Auxiliary Services Agency was managing the airport. The Company is hopeful that the court will change its criteria or that the applicable legislation will be modified, however a provision has been recognized.

f.
Purchase of land – Ordinary civil trial against the Monterrey airport (as purchaser), DIAV, S.A. de C.V. (as seller) and civil servants that took part in the legal act of purchasing and selling land, in which a third party purports to be the owner of a piece of property acquired by the Monterrey airport. The third party is seeking a declaration that the documents of sale to the Monterrey airport are null and void based on the absence of a sale deed for the property and the restitution of the property to the third party, together with the corresponding improvements and property rights.

The contingency is not quantified in the suit.  As of the date of the financial statements, the contingency is maintained due to the fact that the trial is still ongoing since there is still no final resolution of this case in which the company that sold this land appeared.  In the event that the resolution of the trial does not result favorably for the Monterrey airport, the Company believes that the economic liability of the trial will be the responsibility of the seller of the land (DIAV, S.A. de C.V.), so the Monterrey airport has not recorded any provision relating to this suit.

g.
The subsidiaries of the Company that have employees determine the profit sharing amounts in accordance with part I of article 10 of the Income Tax Law.  Nevertheless, the Tax Authority and/or the workers may not agree with this criterion; and should this occur, the Company will provide the necessary evidentiary support to continue applying the calculation of the profit sharing in this manner.

20.	Commitments

a.	The Company has the following commitments associated with Aeroinvest’s loan agreements, which require it to maintain specific financial covenants and comply with certain restrictions:

-
On December 20, 2011, Aeroinvest entered into a line of credit agreement with Bank of America, NA for $45,000 which required GACN to maintain a debt to EBITDA ratio of less than 2.25. Aeroinvest pre-paid the full amount due under this loan on November 30, 2012.

-
Aeroinvest and its affiliates have entered into certain agreements that contain covenants requiring it to, among other things, (i) cause the Company to maintain a certain level of debt-to-EBITDA ratio below 3.50:1; (ii) cause the Company to continue listing its common shares on the Mexican Stock Exchange; (iii) prohibit the Company from granting loans or transferring funds to third parties outside the normal course of its operations other than dividend distributions and other distributions to shareholders and loans to employees; and (iv) prohibit the Company from entering into any agreement that may limit its ability to pay dividends, fees, interest or any other cash distribution to its shareholders.  The Company was in compliance with these restrictions as of December 31, 2012.

b.
As discussed in Note 16, the Company entered into a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years. Currently, the Company is required to pay the greater of the fixed $3,000 component or 5% of earnings before interest, taxes, depreciation and amortization, annually for such services. The fixed $3,000 component will be updated according to the consumer price index of the United States of America.

c.
In October 2008, the Company acquired the shares of Consorcio. As a result of the acquisition, the Company assumed the commitments set forth in the lease agreement signed with the Mexico City Airport for a 20-year period to construct, prepare and operate a hotel, and manage commercial areas at Terminal 2 of the Mexico City International Airport, establishing a minimum guaranteed income (MGI) of Ps.18,453 annually as rent, plus a royalty of the 18% of the hotel’s revenue. The MGI will be adjusted on an annual basis using the NCPI. For the years ended December 31, 2012, 2011 and 2010 these amounts were Ps.26,377, Ps.25,556 and Ps.22,235, respectively.

d.
The Company entered into a lease agreement with HSBC, S. A. Institución de Banca Multiple, Grupo Financiero HSBC (HSBC), División Fiduciaria for floor space at its corporate headquarters on October 1, 2012 and a fixed term of 66 months. A minimum rent of Ps.474 monthly was established. Rent will be annually adjusted based on the NCPI with a 3% minimum increase. Rental expense for the years ended December 31, 2012 and 2011 these amounts were Ps.6,060 and Ps.1,423, respectively.

e.	Total future minimum rental with AICM and HSBC, payments as of December 31, 2012, are as follows:

Term		2012		2011
Equal to or less than 1 year	Ps.	30,034	Ps.	28,693
From 2 to 5 years		116,818		116,581
More than 5 years		237,940		252,955
Total	Ps.	384,792	Ps.	398,229

21.	Information by segment

Information reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance focuses on the types of goods or services delivered or provided. As a result, the Company’s reportable segments under IFRS present its individual airports, its hotel and the information of the holding company and its services companies have been combined and disclosed in the 'other segments' column as they have similar economic characteristics and are similar in respect of the nature of the services they provide.  In previous years, the Company presented its most significant airports as individual segments and combined the rest into the 'other segments' column and therefore prior periods have been recast to reflect the changes in the 2012 segment disclosures for purposes of comparability.  In previous years, the Company presented its most significant airports as individual segments and combined the rest into the 'other segments' column and therefore prior periods have been recast to reflect the changes in the 2012 segment disclosures for purposes of comparability.

Summary of certain information by segment:

December 31, 2012	Aeronautical revenues		Non-aeronautical revenues		Construction services revenues		Interest income		Depreciation and amortization		Maintenance provision		Bad debt expense		Income from operations		Interest expense		Income tax		Total assets		Total liabilities		Capital investments		Investments in airport concessions
Metropolitan
Monterrey	Ps.	989,976	Ps.	292,169	Ps.	72,331	Ps.	2,316	Ps.	65,864	Ps.	55,770	Ps.	(2,973)	Ps.	206,142	Ps.	(32,954)	Ps.	39,544	Ps.	4,370,457	Ps.	1,117,432	Ps.	96,724	Ps.	2,487,001
Tourist
Acapulco		99,498		18,725		19,665		18,771		13,909		10,288		124		20,310		(781)		7,507		844,507		130,801		23,875		509,381
Mazatlán		122,061		34,900		11,940		23,551		10,903		6,583		(347)		25,130		(806)		5,046		810,580		97,245		13,657		400,357
Zihuatanejo		89,602		17,401		15,708		974		11,909		6,360		(136)		16,154		(960)		1,692		534,879		88,741		26,488		437,975
Regional
Chihuahua		139,127		27,259		26,654		10,904		9,183		14,424		(290)		26,427		(569)		7,902		564,291		126,495		30,479		343,202
Culiacán		194,285		26,605		66,093		522		10,608		7,561		(1,655)		35,539		(1,985)		5,567		601,005		145,561		69,615		439,365
Durango		45,051		6,723		1,015		177		3,966		7,152		(164)		8,481		(873)		(4,727)		161,874		38,934		1,673		134,178
San Luis Potosí		63,281		13,836		9,355		1,861		3,208		7,419		(71)		12,447		(54)		3,178		162,740		58,743		10,885		115,559
Tampico		105,275		14,938		8,028		291		5,172		9,914		(81)		19,068		(1,282)		(3,206)		235,147		75,141		9,772		181,357
Torreón		77,305		13,259		10,231		582		6,933		13,919		(507)		15,283		(78)		(1,456)		299,076		71,145		10,912		248,792
Zacatecas		51,177		6,713		21,343		128		4,467		5,929		(16)		9,509		(2,016)		8,570		194,505		56,036		22,251		167,534
Border
Ciudad Juárez		110,444		20,563		27,785		1,665		8,222		12,701		(393)		20,756		(344)		2,737		380,090		86,313		28,395		327,816
Reynosa		53,719		8,143		31,570		108		3,671		6,188		(180)		9,888		(855)		2,196		221,262		87,711		33,778		150,472
Hotel services		-		158,477		-		889		20,334		-		-		39,218		(25,638)		4,389		378,573		293,179		-		-
Others(1)		-		2,123,202		-		76,653		8,454		-		-		715,569		(146,279)		209,233		6,637,073		2,920,377		13,626		-
Total		2,140,801		2,782,913		321,718		139,392		186,803		164,208		(6,689)		1,179,921		(215,474)		288,172		16,396,059		5,393,854		392,130		5,942,989
Eliminations		(10,138)		(2,093,956)		-		(111,628)		-		-		-		(19,747)		111,628		-		(6,385,649)		(1,799,400)		-		-
Consolidated	Ps.	2,130,663	Ps.	688,957	Ps.	321,718	Ps.	27,764	Ps.	186,803	Ps.	164,208	Ps.	(6,689)	Ps.	1,160,174	Ps.	(103,846)	Ps.	288,172	Ps.	10,010,410	Ps.	3,594,454	Ps.	392,130	Ps.	5,942,989

December 31, 2011	Aeronautical revenues		Non-aeronautical revenues		Construction services revenues		Interest income		Depreciation and amortization		Maintenance provision		Bad debt expense		Income from operations		Interest expense		Income tax		Total assets		Total liabilities		Capital investments		Investments in airport concessions
Metropolitan
Monterrey	Ps.	843,773	Ps.	250,719	Ps.	184,574	Ps.	3,402	Ps.	58,109	Ps.	29,365	Ps.	5,852	Ps.	108,933	Ps.	(41,457)	Ps.	75,255	Ps.	4,412,219	Ps.	1,297,117	Ps.	199,013	Ps.	2,478,536
Tourist
Acapulco		103,695		21,986		4,853		17,328		12,453		26,307		1,811		(789)		(58)		(53)		810,487		131,723		6,296		502,710
Mazatlán		122,733		36,440		12,002		21,796		9,450		20,224		96		6,609		(434)		(20,726)		764,280		97,155		12,916		398,639
Zihuatanejo		77,611		17,537		75,096		2,222		9,265		(9,270)		34		26,139		(1,136)		(8,464)		536,364		110,471		75,489		432,718
Regional
Chihuahua		122,508		24,910		19,101		10,297		7,640		14,889		(7)		8,444		(636)		9,481		516,019		109,464		21,807		324,966
Culiacán		168,427		23,614		12,156		1,315		9,319		44,969		(169)		(8,208)		(1,178)		(19,236)		570,812		147,299		13,504		383,234
Durango		38,390		6,046		1,723		961		3,306		11,353		(6)		(1,218)		(51)		(8,786)		159,982		50,203		2,100		136,707
San Luis Potosí		51,845		12,018		1,179		1,425		2,818		24,256		1,466		(2,372)		(57)		(248)		151,649		58,654		1,635		109,024
Tampico		92,958		12,587		5,510		1,246		4,374		25,829		381		(213)		(75)		210		226,735		88,694		6,954		177,987
Torreón		65,984		11,471		-		909		6,250		(18,536)		31		33,775		(44)		8,021		274,806		63,966		1,100		244,933
Zacatecas		44,698		6,528		2,324		647		4,106		(12,243)		5		24,822		(331)		2,713		194,964		55,402		3,191		150,162
Border
Ciudad Juárez		101,423		18,345		9,771		1,618		7,982		(4,737)		685		34,634		(263)		(3,793)		368,461		94,919		9,768		307,996
Reynosa		36,132		6,601		2,571		618		2,911		13,277		161		573		(48)		(37,505)		182,619		56,672		3,556		122,074
Hotel services		-		142,098		-		739		20,344		-		562		32,571		(32,408)		(1,097)		385,979		310,003		89		-
Others(1)		-		1,970,958		3		55,611		6,761		-		3		655,568		(124,310)		186,298		6,200,222		2,413,106		27,614		2
Total		1,870,177		2,561,858		330,863		120,134		165,088		165,683		10,905		919,268		(202,486)		182,070		15,755,598		5,084,848		385,032		5,769,688
Eliminations		-		(1,973,187)		-		(104,055)		-		-		-		-		104,055		-		(6,460,444)		(1,874,195)		-		-
Consolidated	Ps.	1,870,177	Ps.	588,671	Ps.	330,863	Ps.	16,079	Ps.	165,088	Ps.	165,683	Ps.	10,905	Ps.	919,268	Ps.	(98,431)	Ps.	182,070	Ps.	9,295,154	Ps.	3,210,653	Ps.	385,032	Ps.	5,769,688

December 31, 2010	Aeronautical revenues		Non-aeronautical revenues		Construction services revenues		Interest income		Depreciation and amortization		Maintenance provision		Bad debt expense		Income from operations		Interest expense		Income tax		Total assets		Total liabilities		Capital investments		Investments in airport concessions
Metropolitan
Monterrey	Ps.	731,415	Ps.	209,636	Ps.	192,050	Ps.	1,972	Ps.	53,671	Ps.	2,174	Ps.	84,655	Ps.	145,529	Ps.	(23,727)	Ps.	(48,236)	Ps.	4,122,613	Ps.	995,534	Ps.	155,587	Ps.	2,345,590
Tourist
Acapulco		115,417		22,130		44,382		13,350		12,216		2,571		18,913		39,864		(62)		25,024		797,585		127,871		74,408		515,954
Mazatlán		117,603		34,947		45,350		18,845		8,862		8,307		9,356		26,635		(194)		12,514		725,947		101,758		92,536		395,921
Zihuatanejo		78,644		16,528		35,312		3,692		8,381		2,011		6,630		33,645		(43)		(23,146)		482,719		82,925		56,259		369,184
Regional
Chihuahua		115,961		23,250		31,874		9,828		6,169		5,422		4,843		21,981		(63)		(15,025)		491,143		89,014		77,142		308,814
Culiacán		147,441		20,324		26,391		3,342		8,599		6,936		9,742		20,523		(102)		(17,046)		521,646		103,336		66,562		375,622
Durango		30,628		10,785		-		332		2,723		6,710		1,013		13,227		(7,158)		2,823		147,076		45,541		108		133,792
San Luis Potosí		43,747		11,512		-		440		2,618		(211)		549		19,165		(2,830)		(18,633)		130,321		36,540		93		108,857
Tampico		68,193		10,863		-		363		4,206		7,648		16,501		17,100		(662)		(14,899)		205,039		67,391		185		164,484
Torreón		52,473		10,805		-		309		6,058		3,450		4,606		19,080		(3,649)		4,518		270,522		85,907		100		240,577
Zacatecas		41,917		5,773		17,685		385		3,596		886		10,456		19,010		(285)		1,201		182,200		65,073		17,736		176,749
Border
Ciudad Juárez		80,682		17,369		22,936		697		6,741		9,900		1,369		28,805		(111)		(6,318)		331,845		96,432		22,848		309,452
Reynosa		28,505		5,917		14,049		183		2,233		8,470		5,818		3,127		(8,027)		(8,601)		130,969		43,285		14,108		116,885
Hotel services		-		99,823		-		237		17,747		-		-		10,863		(29,930)		(5,635)		398,181		324,327		24,979		-
Others(1)		-		1,567,270		-		51,809		5,412		-		-		149,350		(100,238)		102,663		5,387,494		1,598,714		769		-
Total		1,652,626		2,066,932		430,029		105,784		149,232		64,274		174,451		567,904		(177,081)		(8,796)		14,325,300		3,863,648		603,420		5,561,881
Eliminations		-		(1,575,135)		-		(89,993)		-		-		-		152,614		89,993		-		(5,621,341)		(1,035,699)		(46,633)		-
Consolidated	Ps.	1,652,626	Ps.	491,797	Ps.	430,029	Ps.	15,791	Ps.	149,232	Ps.	64,274	Ps.	174,451	Ps.	720,518	Ps.	(87,088)	Ps.	(8,796)	Ps.	8,703,959	Ps.	2,827,949	Ps.	556,787	Ps.	5,561,881

(1)
Includes information of the holding company and the Company’s services entities where the personnel are employed. Their operations are primarily related to intercompany changes that are eliminated in consolidation (e.g., employee service revenues associated with services entities’ operations and corporate allocation).

           Information on main clients

Revenue for airport services from main clients (those representing more than 10% of total revenue) are:

	2012		2011		2010
Aerolitoral, S. A. de C. V.	Ps.	414,440	Ps.	386,162	Ps.	296,397
Aeroenlaces Nacionales, S. A. de C. V.		383,300		291,431		234,701
ABC Aerolíneas, S. A. de C. V.		350,424		284,334		160,080

22.	Revenues

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

Revenues generated by aeronautical services are under a price regulation system administered by the SCT for airport concessions, which establishes a maximum rate (TM) for each year in a five-year period.  The TM is the maximum amount of revenue per “work load unit” that may be earned at an airport each year from regulated sources.  Under this regulation, a work load unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo.

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

The following table presents an analysis for the years ended December 31, 2012, 2011 and 2010 of the Company’s aeronautical and non-aeronautical revenues:

	2012		2011		2010
Aeronautical services:
Domestic TUA	Ps.	1,355,923	Ps.	1,195,059	Ps.	971,803
International TUA		395,947		321,690		316,901
Landing charges		109,045		101,330		102,788
Aircraft parking charges on embarking and disembarking		71,131		61,051		66,282
Aircraft parking charges on extended stay or overnight		23,974		19,620		21,831
Domestic and international passenger and carry-on baggage check		24,795		21,817		20,649
Aerocars and jetways		24,378		21,157		19,014
Complementary: Real estate airport services, access rights to other operators and complimentary services (3)		125,470		128,453		133,358
Total revenues from aeronautical services (1)	Ps.	2,130,663	Ps.	. 1,870,177	Ps.	1,652,626

Non-aeronautical services:
Commercial activities
Car parking charges	Ps.	124,300	Ps.	113,428	Ps.	110,724
Advertising (2, 3)		82,494		75,403		46,604
Retail operations (2, 3)		39,750		40,101		39,835
Food and beverage (2, 3)		41,005		35,843		32,789
Car rentals operators (2, 3)		37,355		34,872		32,374
Time share developers (2, 3)		15,590		15,253		15,611
Duty free operations (2, 3)		11,412		11,793		11,083
Financial services (2, 3)		4,493		4,002		3,592
Communication and network (2, 3)		6,680		3,059		3,033
Services to passengers		7,711		2,990		2,320
Total commercial activities		370,790		336,744		297,965
Diversification activities
Hotel services		158,477		142,098		99,823
OMA Carga operations		31,184		25,364		21,648
Real estate services		3,159		638		348
Total diversification activities		192,820		168,100		121,819
Complementary activities
Leasing of space (2, 3)		58,692		51,249		42,349
Complementary service suppliers		7,896		6,576		6,877
Baggage inspection		25,820		-		-
Total of complimentary activities		92,409		57,825		49,226
Recovery of costs from leasing clients		32,939		26,002		22,787
Total revenues from non- aeronautical services	Ps.	688,957	Ps.	588,671	Ps.	491,797

(1)	For the year ended December 31, 2012, 2011 and 2010, includes incentives given to airlines for Ps.58,094, Ps.404 and Ps. 1,993, respectively.

(2)	These revenues are considered as commercial concessions.

(3)
Revenues from commercial concessions and complementary activities are generated principally based on the terms of Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the NCPI) and/or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent are included under the caption “Commercial concessions” above.

As of December 31, 2012 and 2011, future minimum rentals are as follows:

Term		2012		2011
Equal to or less than 1 year	Ps.	406,682	Ps.	330,765
From 2 to 5 years		494,997		601,820
More than 5 years		97,762		107,241
Total	Ps.	999,441	Ps.	1,039,826

Future minimum rentals, which generally include rents that are increased each year by the NCPI, do not include the contingent rentals related to increases based on the NCPI or contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent.  Contingent rentals earned during the years ended December 31, 2012, 2011 and 2010 were Ps.72,258, Ps.67,838 and Ps.53,524, respectively.

Approximately 77%, 74% and 76% of consolidated revenues for the years ended December 31, 2012, 2011 and 2010, respectively, were generated by the Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua, Ciudad Juárez and Zihuatanejo airports.

23.	Cost of services

Cost of services for the years ended December 31, 2012, 2011 and 2010 are as follows:

		2012		2011		2010
Employee costs	Ps.	157,619	Ps.	149,899	Ps.	138,122
Maintenance		91,817		72,325		61,250
Safety, security and insurance		133,580		100,594		86,056
Utilities (electricity, cleaning, and water)		143,306		133,272		115,876
Real estate leases		26,377		25,629		22,432
Allowance for doubtful accounts		(6,689)		10,905		174,451
Hotel service costs		28,220		23,656		20,542
Statutory employee profit sharing		8,322		3,490		3,501
Other		79,197		86,321		66,151
	Ps.	661,749	Ps.	606,091	Ps.	688,381

24.	Subsequent events

a.
On March 26, 2013, GACN issued 10-year long-term debt securities of Ps.1,500,000 under the program registered in the Mexican Stock Exchange. It bears semi-annual interest at an annual fixed rate of 6.47%. The total amount of the principal is due at the maturity date on March 14, 2023. The resources obtained will be used to pay short-term loans, financing of capital investments included in the MDP of the Company’s 13 airports, and for strategic capital investments. The issuance is guaranteed by the airports in Acapulco, Ciudad Juárez, Culiacán, Chihuahua, Mazatlán, Monterrey, Tampico, Torreón, and Zihuatanejo.

b.
The Company registered in in the Mexican Stock Exchange, a short-term debt security program of Ps.200,000 of which on March 22, 2013, 28-day commercial paper of Ps.100,000 was issued at an interest rate of 4.17%. The resources from this issuance were used for working capital and corporate purposes in general. The Company plans to continue to use this program on a revolving basis to meet its short-term cash flow needs as necessary.

c.
On December 20, 2012, the Company entered into an agreement for a line of credit account with Scotiabank for Ps.300,000 with a maturity date of December 20, 2013, which amount was disbursed on January 25, 2013.  The line of credit is unsecured, and the interest rate is the 28-day TIIE plus 90 basis points.

d.	On January 22, 2013, the Company prepaid Ps. 95,000 and on April 1, 2013, the Company prepaid the remaining Ps.5,000 of its outstanding short-term debt with Banco del Bajío.

e.	On March 25, 2013, the Company prepaid Ps. 100,000 and on March 26, 2013, the Company prepaid the remaining Ps.150,000 of its outstanding short-term debt with Banamex.

f.	On April 1, 2013, the Company prepaid Ps. 200,000 of its outstanding short-term debt with HSBC.

25.	New accounting standards

The IASB issued the following new and revised IFRS that have a potential impact on the Company’s consolidated financial statements, which were not yet effective on December 31, 2012:

IFRS 9	Financial Instruments 3
IFRS 10	Consolidated financial statements 4
IFRS 11	Joint Arrangements 4
IFRS 12	Disclosure of participation in other entities 4
IFRS 13	Measurement at fair value 1
IAS 19 (as revised in 2011)	Benefits to employees 1
IAS 27 (as revised in 2011)	Separate Financial Statements 1
IAS 28 (as revised in 2011)	Investments in Associates and Joint Ventures 1
Amendments to IFRS 7	Disclosures – Offsetting Financial Assets and Financial Liabilities . (IFRS 7) 1
Amendments to IAS 32	Financial Instruments: Offsetting Financial Assets and Financial Liabilities and the related disclosures (IAS 32) 2

1	Effective for fiscal years beginning on January 1, 2013, with early adoption permitted.
2	Effective for fiscal years beginning on January 1, 2014, with early adoption permitted.
3	Effective for fiscal years beginning on January 1, 2015, with early adoption permitted.
4	These standards will be effective for fiscal years beginning on January 1, 2013. Earlier adoption is permitted if all standards are applied at the same time.

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9 are described as follows:

IFRS 9 requires all recognized financial assets that are within the scope of IAS 39, Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability's credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability's credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

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

IAS 27, Separate Financial Statements, the requirements related to the separate financial statements of controlling entities have not been modified, IFRS 10 replaces part of the IAS 27.  This standard does not impact the Company’s consolidated financial statements.

IAS 28, is amended to conform to changes based on the issuance of IFRS 10, 11 and 12.

The amendments to IFRS 7 require entities to disclose information about right of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments to IAS 32, clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realisation and settlement”. The Amendments to IAS 32 and IFRS 7 should be provided retrospectively for all comparative periods.

The Company is in the process of assessing the impact of these new or revised standards on its consolidated financial information and determining whether it will early adopt their requirements.

26.	Authorization for the issuance of the consolidated financial statements

The Company’s consolidated financial statements were approved to be issued on April 15, 2013, by the Chief Executive Officer of the Company, Porfirio González Álvarez, and the Chief Financial Officer of the Company, José Luis Guerrero Cortés and are subject to the approval of the General Ordinary Shareholders’ Meeting of the Company, where they may be modified based on provisions set forth by the Mexican General Corporate Law.

*  *  *  *  *  *