Form 20-F
period 2013-12-31
Central North Airport Group
filed 2014-04-25
CIK 1378239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Yes ☑ No ☐

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

Item 2.                         Offer Statistics and Expected Timetable

Not applicable.

Item 3.                         Key Information

SELECTED FINANCIAL DATA

Our consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.  We publish our consolidated financial statements in Mexican pesos.

References in this annual report on Form 20-F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States.  References in this annual report on Form 20-F to “pesos” or “Ps.” are to the lawful currency of Mexico.  This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.0652 to U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank (Banco de México) on December 31, 2013.

This annual report on Form 20-F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume.  A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

The discussion in this annual report of aeronautical and non-aeronautical revenues in relation to our total revenues is not in accordance with IFRS because it excludes our construction revenues from such amounts.  Therefore, in reviewing this annual report, you should be aware that in several sections of this annual report we take into account only revenues that resulted in actual cash inflows for the year (which we categorize as aeronautical and non-aeronautical revenues) for ratios or comparative calculations.  Both of these categories of revenues are dependent, either directly or indirectly, on passenger traffic, while revenues from construction services under IFRS Interpretations Committee (“IFRIC”) 12, “Service Concession Arrangements,” are not dependent upon passenger traffic, but from the level of capital expenditures carried out at each airport.  Information reported using only revenues that generated cash inflows may be more useful for readers of this annual report because those revenues are driven by the key elements of our business: passenger traffic and our maximum tariffs.  The use of aeronautical and non-aeronautical revenues is more common in our industry, as they represent the revenues generated from our core operations, which are services provided to passengers, airlines and other third parties based on passenger traffic at our airports.  Additionally, management regularly reviews our aeronautical and non-aeronautical revenues as they provide representative information regarding our passenger traffic and actual cash flows, which allows us to compare such revenues over comparative periods as well as make projections about our expected future cash flows.  Finally, management reviews non-aeronautical revenues per terminal passenger excluding hotel services because hotel services are not necessarily driven by passenger traffic and therefore may not provide representative information with respect to passenger traffic.  This metric is not considered to be an IFRS metric, given its exclusion of certain revenues.  We indicate each instance in which we use only aeronautical and non-aeronautical revenues and non-aeronautical revenues excluding hotel services by indicating the category of revenues used. The following tables present a reconciliation of our aeronautical and non-aeronautical revenues to our total revenues per our consolidated statement of comprehensive income:

	Year Ended December 31, 2013
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	1,046,621	Ps.	320,774	Ps.	1,367,395	94.8%	Ps.	74,722	Ps.	1,442,117
Tourist
Acapulco	108,420		20,266		128,686		74.6%	43,861		172,547
Mazatlán	136,063		34,719		170,782		92.3%	14,173		184,955
Zihuatanejo	91,203		17,843		109,046		81.7%	24,348		133,394
Regional
Chihuahua	148,028		30,461		178,489		95.1%	9,127		187,616
Culiacán	211,588		32,504		244,092		93.0%	18,294		262,386
Durango	44,341		7,144		51,485		69.0%	23,149		74,634
San Luis Potosí	65,573		14,541		80,114		52.0%	73,874		153,988
Tampico	108,330		15,504		123,834		95.3%	6,116		129,950
Torreón	87,321		14,114		101,435		89.5%	11,887		113,322
Zacatecas	51,282		7,139		58,421		69.0%	26,264		84,685
Border
Ciudad Juárez	112,707		22,460		135,167		93.7%	9,078		144,245
Reynosa	69,919		9,425		79,344		81.7%	17,795		97,139
Hotel	—		176,510		176,510		100.0%	—		176,510
Other(1)	—		2,113,785		2,113,785		100.0%	—		2,113,785
Total	2,281,396		2,837,189		5,118,585		93.6%	352,688		5,471,273
Eliminations(2)	(12,527)		(2,040,688)		(2,053,215)		N/A	—		(2,053,215)
Total Revenues	Ps.	2,268,869	Ps.	796,501	Ps.	3,065,370	89.7%	Ps.	352,688	Ps.	3,418,058

(1)          Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

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

(1)          Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)          Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	Year Ended December 31, 2011
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	843,773	Ps.	250,719	Ps.	1,094,492	85.6%	Ps.	184,574	Ps.	1,279,066
Tourist
Acapulco	103,695		21,986		125,681		96.3%	4,853		130,534
Mazatlán	122,733		36,440		159,173		93.0%	12,002		171,175
Zihuatanejo	77,611		17,537		95,148		55.9%	75,096		170,244
Regional
Chihuahua	122,508		24,910		147,418		88.5%	19,101		166,519
Culiacán	168,427		23,614		192,041		94.0%	12,156		204,197
Durango	38,390		6,046		44,436		96.3%	1,723		46,159
San Luis Potosí	51,845		12,018		63,863		98.2%	1,179		65,042
Tampico	92,958		12,587		105,545		95.0%	5,510		111,055
Torreón	65,984		11,471		77,455		100.0%	—		77,455
Zacatecas	44,698		6,528		51,226		95.7%	2,324		53,550
Border
Ciudad Juárez	101,423		18,345		119,768		92.5%	9,771		129,539
Reynosa	36,132		6,601		42,733		94.3%	2,571		45,304
Hotel	—		142,098		142,098		100.0%	—		142,098
Other(1)	—		1,970,958		1,970,958		100.0%	3		1,970,961
Total	1,870,177		2,561,858		4,432,035		93.1%	330,863		4,762,898
Eliminations(2)	—		(1,973,187)		(1,973,187)		N/A	—		(1,973,187)
Total Revenues	Ps.	1,870,177	Ps.	588,671	Ps.	2,458,848	88.1%	Ps.	330,863	Ps.	2,787,711

(1)   Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

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

	Year Ended December 31,
	2010	2011	2012	2013
	(in thousands of pesos, except per share data)				(in thousands of dollars)(1)
Statements of Income and Comprehensive Income data:
Revenues:
Aeronautical services(2)	1,652,626	1,870,177	2,130,663	2,268,869	173,657
Non-aeronautical services(3)	491,797	588,671	688,957	796,501	60,964
Construction services	430,029	330,863	321,718	352,688	26,994
Total revenues	2,574,452	2,789,711	3,141,338	3,418,058	261,615
Operating costs and expenses:
Costs of services, excluding depreciation and amortization	688,381	603,900	656,217	725,329	55,516
Major maintenance provision	64,274	165,683	164,208	263,167	20,143
Cost of construction	430,029	330,863	321,718	352,688	26,994
Administrative expenses	380,474	434,531	457,749	501,233	38,364
Right to use airport facilities(4)	103,067	115,979	137,028	148,159	11,340
Technical assistance fees(5)	47,567	55,150	67,365	66,643	5,101
Depreciation and amortization(6)	149,232	165,088	186,803	201,226	15,402
Other income, net	(9,090)	(751)	(9,924)	(49,782)	(3,810)
Total operating costs and expenses	1,853,934	1,870,443	1,981,164	2,208,663	169,050
Operating income	720,518	919,268	1,160,174	1,209,395	92,565
Interest expense	(87,088)	(98,431)	(103,846)	(209,359)	(16,024)
Interest income	15,791	16,079	27,764	72,650	5,561
Exchange (loss) gain, net	1,562	(38,766)	23,168	(6,198)	(474)
Income before income taxes	650,783	798,150	1,107,260	1,066,488	81,628
Income tax (benefit) expense	(8,796)	182,070	288,172	(134,876)	(10,323)
Consolidated net income for the year	659,579	616,080	819,088	1,201,364	91,951
Items that will not be subsequently reclassified to income:
Actuarial losses on labor obligations	0	0	(11,313)	(2,851)	(218)
Income tax relating to items that will not be subsequently reclassified to profit or loss	0	0	3,390	843	65
Total comprehensive income for the year	659,579	616,080	811,165	1,199,356	91,798
Consolidated net income attributable to:
Controlling interest	660,897	615,823	818,121	1,199,636	91,819
Non-controlling interest	(1,318)	257	967	1,728	132
Consolidated comprehensive income attributable to:
Controlling interest	660,897	615,823	810,198	1,197,628	91,665
Non-controlling interest	(1,318)	257	967	1,728	132
Basic and diluted earnings per share(7)	1.6565	1.5433	2.0501	3.0062	0.2301
Basic and diluted earnings per ADS(7)	13.2520	12.3464	16.4008	24.0496	1.8407
Dividend or reimbursement of capital per share(8)	1.0000	1.0000	1.2500	3.0000	0.2296

Other operating data:
Total terminal passengers (thousands of passengers)(9)	11,588	11,773	12,594	13,292
Total air traffic movements (thousands of movements)	345	336	332	321

Aeronautical and non-aeronautical revenues per terminal passenger(10)	185	209	224	231

	Year Ended December 31,
	2010	2011	2012	2013
	(in thousands of pesos, except operating data)				(in thousands of dollars)(1)
Statement of Financial Position data:
Cash and cash equivalents	312,838	523,634	1,152,433	1,534,006	117,412
Total current assets	897,009	1,163,381	1,696,415	2,276,938	174,275
Property and equipment, net	2,093,160	2,118,450	2,150,327	2,165,766	165,766
Investment in airport concessions	5,561,881	5,769,688	5,942,989	6,092,046	466,280
Total assets	8,703,959	9,295,154	10,010,410	11,011,453	842,808
Current liabilities	1,108,101	824,945	1,216,881	956,989	73,247
Total liabilities	2,827,949	3,210,653	3,594,454	4,614,059	353,157
Total shareholders’ equity	5,876,010	6,084,501	6,415,956	6,397,394	489,651

Other data:

Net cash flows from operating activities	482,501	749,144	1,260,413	1,005,246	76,942
Net cash flows used in investing activities	(399,091)	(454,475)	(393,884)	(270,880)	(20,733)
Net cash flows used in financing activities	(38,306)	(83,873)	(237,730)	(352,793)	(27,003)
Increase in cash and cash equivalents	45,104	210,796	628,799	381,573	29,206

(1)

Translated into dollars at the rate of Ps. 13.0652 per U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2013. Per share dollar amounts are expressed in dollars (not thousands of dollars). Operating data is expressed in units indicated.

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

(3)

Revenues from non-aeronautical services represent sources of revenues not subject to regulation under our maximum rates and consist of: ( i) revenues from commercial activities, such as, car parking charges, advertising, leasing of commercial space to tenants, food and beverage services, car rentals and retail; (ii) revenues from diversification activities, such as hotel services, revenues from OMA Carga and real estate services; and (iii) revenues from complementary activities, such as revenues from our checked baggage-screening services, among other sources of revenues. Pursuant to our concessions and to the Mexican Airport Law (Ley de Aeropuertos) and the regulations thereunder, parking services are currently excluded from aeronautical services under our maximum rates, although the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) could decide to regulate such rates, and such rates may be regulated by other authorities.

(4)

Each of our subsidiary concession holders is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently equal to 5% of each concession holder’s gross annual revenues.

(5)

We pay Servicios de Tecnología Aeroportuaria, S.A. de C.V. (SETA) a technical assistance fee under the Technical Assistance Agreement entered into in connection with SETA’s purchase of its Series BB shares. This fee is described in “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements with SETA.”

(6)	Reflects depreciation of fixed assets and amortization of airport concessions and rights to use airport facilities.

(7)

Based on net income attributable to controlling interest for each year and on 399,039,231 weighted average common shares in 2011, 399,060,153 weighted average common shares in 2012 and 399,052,350 weighted average common shares in 2013. Earnings per ADS are based on the ratio of eight Series B shares per ADS.

(8)	Declared dividends per share for the period based on 400,000,000 shares. Includes reimbursements of capital per share.

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

Year Ended December 31,	High	Low	Period End	Average(1)
2009	15.41	12.63	13.06	13.50
2010	13.19	12.16	12.38	12.62
2011	14.25	11.51	13.95	12.43
2012	14.37	12.63	12.96	13.15
2013	13.43	11.98	13.10	12.76
October	13.25	12.77	13.00	12.99
November	13.24	12.87	13.11	13.06
December	13.22	12.85	13.10	13.01
2014:
January	13.46	13.00	13.36	13.22
February	13.51	13.20	13.23	13.29
March	13.33	13.07	13.09	13.20
April (through April 15)	13.13	12.95	13.10	13.05

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

On December 31, 2013, the U.S. Federal Reserve noon buying rate was Ps. 13.10 per U.S.$ 1.00.  On April 15, 2014, the U.S. Federal Reserve noon buying rate was Ps. 13.10 per U.S.$ 1.00.

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

Our aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries.  In 2011, 2012 and 2013, approximately 67.0%, 67.8% and 66.4%, respectively, of our total revenues, and approximately 76.1%, 75.6% and 74.0%, respectively, of the sum of our aeronautical and non-aeronautical revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  We generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

Our maximum rates and annual efficiency adjustments will be renegotiated in 2015.

In 2015, the Ministry of Communications and Transportation will set our maximum rates and annual efficiency adjustments for 2016 through 2020.  For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4.  Information on the Company—Regulatory Framework—Revenue Regulation.”  We are unable to predict what our maximum rates or annual efficiency adjustments will be for the period from 2016 to 2020.  Any changes to our maximum rates or annual efficiency adjustments for this period may have a material adverse impact on our business, results of operations, prospects and financial condition.

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

Additionally, the Ministry of Communications and Transportation has announced that it intends to establish a new, independent regulatory agency, the Federal Agency of Civil Aviation, that is expected to serve a similar role as the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil) of establishing, coordinating, overseeing and controlling international and national air transportation, as well as the airports, complementary services and generally all activities related to civil aviation. We cannot predict whether or when this new agency will be organized, the scope of its authority, the actions that it will take in the future or the effect of any such actions on our business.

On February 20, 2014, a bill was introduced in Mexico’s Congress to amend the Federal Economic Competition Law (Ley Federal de Competencia Económica).  The bill was approved by the House of Deputies on March 25, 2014 and has been passed to the Senate for review.  If approved, the new law would grant more power to the Mexican Competition Commission, including the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition, set higher fines for violations of the Federal Economic Competition Law, which includes important changes to rules governing mergers and anti-competitive behavior, and limit the availability of legal defenses against the application of the law.

As of April 15, 2014, the bill has not been approved.  If the bill is approved and the Mexican Competition Commission determines that any of the services we provide at our airports are deemed essential, we could be required to implement significant changes to our business operations and thus generate a significant impact on our results of operations. We cannot predict if the new bill will be approved or the terms in which it will be approved. We also cannot predict the impact it would have on our business.

Our business is dependent upon international regulations that affect Mexican airlines.

The U.S. Federal Aviation Administration (“FAA”) evaluates the legal framework for civil aviation and issues related to the monitoring, staff training and inspection processes related to regulations issued by the International Civil Aviation Organization, an agency of the United Nations Organization (“ICAO”).

On July 30, 2010, the FAA downgraded Mexico’s aviation safety rating from an ICAO Category 1 rating to an ICAO Category 2 rating, as a result of the FAA’s visit to the Mexican Bureau of Civil Aviation between January and July 2010.  The downgrade was attributable to an insufficient number of flight inspectors and administrative and organizational elements in the Mexican Bureau of Civil Aviation.

The consequences of the downgrade from a Category 1 rating to a Category 2 rating were the suspension of the right to operate code-shared flights and the restriction of Mexican airlines’ ability to increase the frequency of, or add new routes to, the United States and that the international routes of Mexicana de Aviación would not be flown by any Mexican carrier with a Category 2 rating.

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

The regulations applicable to our aeronautical activities establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation.  For a discussion of the framework for establishing our maximum rates and the application of our rates, see “Item 4.  Information on the Company—Regulatory Framework—Revenue Regulation.”  In December 2010, the Ministry of Communications and Transportation determined, based on the terms of our concessions, the maximum rates for our airports from January 1, 2011 through December 31, 2015.  Under the terms of our concessions, there is no guarantee that the results of operations of any airport will be profitable.  We may not realize our expected return on investment from capital investments under the master development programs.

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

Historically, we have set the prices we charge for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year.  For example, in 2013, our revenues subject to maximum rate regulation represented approximately 99.1% of the amounts we were entitled to earn under the maximum rates for all of our airports.  There can be no assurance that we will be able to establish prices in the future that allow us to collect substantially all of the revenues we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months for inflation (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding fuel)).  However, we generally collect passenger charges from airlines 30 to 60 days following the date of each flight.  The tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the subsequent termination of one or more of our concessions.  The peso has historically experienced significant volatility.  From December 30, 2010, to December 30, 2011, the peso depreciated by approximately 12.7%, from Ps. 12.38 per U.S.$ 1.00 on December 30, 2010, to Ps. 13.95 per U.S.$ 1.00 on December 30, 2011.  From December 30, 2011 to December 31, 2012, the peso appreciated by approximately 7.1%, from Ps. 13.95 per U.S.$ 1.00 on December 30, 2011, to Ps. 12.96 per U.S.$ 1.00 on December 31, 2012.  From December 31, 2012 to December 31, 2013, the peso depreciated by approximately 1.1%, from Ps. 12.96 per U.S.$ 1.00 on December 31, 2012, to Ps. 13.10 per U.S.$ 1.00 on December 31, 2013.  On April 15, 2014, the exchange rate was Ps. 13.10 per U.S.$ 1.00.

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

On February 6, 2014, the Mexican government announced that the Ministry Communications and Transport granted to Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V., a concession for 20 years to construct, operate and exploit a civil-aviation airport in the municipality of Bocoyna, Chihuahua, located 250 kilometers (144 miles) from the city of Chihuahua, within an area of 95.5 hectares (0.4 square miles).  The government of the state of Chihuahua owns 98% of the capital stock of Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V.  The Bocoyna airport is expected to operate daily public and private domestic flights.  The airport has an ICAO Category 3C rating and could present competition to our airport located in the municipality of Chihuahua, which has a higher ICAO Category 4D rating and is located 18 kilometers (11.2 miles) from the city of Chihuahua.  The Secretary of Communications and Transport has the capacity to upgrade the category of the airport depending on improvements to infrastructure made by the concessionaire or could downgrade the category if the concessionaire does not maintain adequate conditions in the airport.

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

The global economic and financial crisis in 2009 led to high volatility and lack of liquidity in the global credit and other financial markets.  These downturns in the U.S. and global economies led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, decreased market valuations, increased market volatility, high financial risk premiums and a widespread reduction of business activity generally, in the U.S. and global economies.  These conditions also limited the availability of credit and increased financial costs for companies around the world, including in Mexico and the United States.

During the second half of 2011, global economic growth decreased due to persistent weaknesses such as the jobs crisis in the United States, the sovereign-debt crises in the Eurozone, which worsened during this period, fiscal problems and the declining prospects for economic growth, especially in developed economies.  Concerns have been raised by the European Central Bank that the recent financial crisis in Europe may dampen economic activity and, therefore, the economic recovery of the United States.  In 2010, the U.S. economy showed improvement, with the gross domestic product increasing at an annualized real rate of 2.9% and our international passenger traffic increasing by 6.7%.  In 2011, the recovery of the U.S. economy slowed slightly, with the gross domestic product increasing at an annualized real rate of 1.7% and our international passenger traffic decreasing by 7.4%.  In 2012, the recovery of the U.S. economy improved slightly, with the gross domestic product increasing at an annualized real rate of 2.2% and our internal passenger traffic increasing by 2.3%.  In 2013, the U.S. economy continued to improve, with the gross domestic product increasing at an annualized rate of 2.7% and our international passenger traffic increasing 0.4%.  The Congressional Budget Office forecasts that the real GDP will grow by 3.1% in 2014, the largest rise in nearly a decade.  Our business is particularly dependent on the condition of the U.S. economy and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism.  In 2013, 81.6% of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States.

These weaknesses in the U.S. and global economies continued during 2012 and 2013, despite moderate economic recovery in the Eurozone and U.S. economic stabilization.  In the event of a recession, developing countries, which had largely rebounded from the economic and financial crisis in 2009, would be impacted through trade and financial channels.  According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), in 2013, exports from Mexico to the United States represented approximately 78.8% of Mexican exports, 32.0% of foreign direct investment in Mexico originated in the United States, and private remittances received from the United States were approximately U.S.$ 12,478 million, according to the U.S. Bureau of Economic Analysis.

As the demand for aeronautical services in Mexico is substantially dependent on the performance of the Mexican economy, which is in turn highly dependent on the performance of the U.S. economy, a further downturn in the U.S economy could cause a material adverse effect on our business, results of operations, prospects and financial condition.  More generally, further downturns in the global economy and/or in the Mexican economy would also adversely affect our business, results of operations, prospects and financial condition.  See also “—Risks Related to Mexico—Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico will adversely affect our business and results of operations.”

Our revenues are highly dependent on levels of air traffic, which depend on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports.  These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services.  Passenger and cargo traffic volumes and air traffic movements depend on many factors beyond our control, including an economic downturn in Mexico, the United States and globally, the political situation in Mexico and elsewhere in the world, the attractiveness of our airports relative to that of other competing airports, fluctuations in fuel prices (which could cause airlines to increase tariffs and have a negative impact on traffic as a result of increased fuel costs) and changes in regulatory policies applicable to the aviation industry.  Any decreases in passenger and cargo traffic volumes and the number of air traffic movements to or from our airports as a result of these factors could adversely affect our business, results of operations, prospects and financial condition.

Our business is highly dependent on the operations of Mexico City International Airport.

In 2011, 2012 and 2013, approximately 51.5%, 52.5% and 51.6%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport.  As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.

In 2013, domestic passenger traffic to and from Mexico City International Airport increased 4.6% as a result of increased passenger traffic to and from Reynosa, Mazatlán, Acapulco and Torreón.  We cannot assure you that the airport’s operations will not decrease in the future.

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

Because a substantial majority of our international flights involve travel to and from the United States, we may be required to comply with security directives of the FAA in addition to the directives of Mexican aviation authorities.  On March 29, 2013, the Mexican Bureau of Civil Aviation published mandatory circular CO SA —7.2/10 R2, which requires that all airlines screen checked baggage and that all airports have  screening equipment that complies with specified guidelines.  Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at our airports due to increased passenger screening and slower security checkpoints and increase our operating costs, which would have an adverse effect on our business, results of operations, prospects and financial condition.

International events could have a negative impact on international air travel.

Historically, a substantial majority of our revenues have been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2011, 2012 and 2013, passenger charges represented 54.4%, 55.8% and 54.2%, respectively, of our total revenues and 61.7%, 62.1% and 60.5%, respectively, of the sum of our aeronautical and non-aeronautical revenues.  Events such as the conflicts in the Middle East and public health crisis such as the Severe Acute Respiratory Syndrome, or SARS, crisis and the Influenza A(H1N1) crisis have negatively affected in the past the frequency and pattern of air travel worldwide.

On April 30, 2009, former President Felipe Calderón Hinojosa issued a presidential decree instructing Mexicans to remain in their homes for a period of five days to reduce the spread of the Influenza A(H1N1) virus.  The former president also requested that travel should continue to operate subject to special passenger measures, including the use of thermographic cameras to prevent the spread of the A(H1N1) virus.  As a consequence of the presidential decree and public concerns, many people chose to cancel or delay scheduled travel, producing a reduction in passenger traffic and operations during the second quarter of 2009.  Although the World Health Organization recommended that borders remain open and international travel remain unrestricted, these factors affecting passenger traffic continued without change.

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

Higher incidences of crime throughout Mexico, including extortion and drug trafficking in particular, could have an adverse effect on our business, results of operations, prospects and financial condition, as it may decrease the international passenger traffic directed to Mexico from abroad.  The travel warning issued by the U.S. Department of State (Bureau of Consular Affairs) on January 9, 2014 (the “Travel Warning”) urges U.S. citizens to defer non-essential travel to the states of Nuevo León (except the metropolitan area of Monterrey), Tamaulipas, the eastern edge of the state of Sonora, which borders the state of Chihuahua, the state of Chihuahua (except the business and shopping districts in the northeast section of Ciudad Juárez and its major industrial parks, and the central downtown section and major industrial parks in the city of Chihuahua), the states of Coahuila, Sinaloa (except the city of Mazatlán), Durango (except the city of Durango), Zacatecas (except the interior of the state and in the city of Zacatecas) and San Luis Potosí (except the city of San Luis Potosí), the northwestern and southern portions of the state of Guerrero (except the cities of Acapulco, Zihuatanejo and Ixtapa), the state of Michoacán (except the cities of Morelia and Lázaro Cardenas), the areas of the state of Nayarit that border the states of Sinaloa or Durango, the areas of the state of Colima that border the state of Michoacán and the areas of the state of Jalisco that border the states of Michoacán and Zacatecas, and to be aware of safety and security when visiting these cities and other regions, such as the metropolitan area of Monterrey, the cities of Mazatlán, Zacatecas, Acapulco, Zihuatanejo and Ixtapa and the states of Baja California, Morelos, Aguascalientes and Veracruz.  The Travel Warning highlights the special concern regarding the situation in Ciudad Juárez, Chihuahua and surrounding areas and notes that in Monterrey, the level of violence and insecurity has remained high.

Increases in international fuel prices could adversely affect our business and results from operations.

International fuel prices, which represent a significant cost for airlines using our airports, have increased in recent years.  In previous years, these increased costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and in some cases even contributed to filings for bankruptcy by some airlines.  An increase in international fuel prices could have an adverse effect on our results of operations and financial condition.

Our revenues and profitability may be adversely affected if we fail in our business strategy.

Our ability to increase revenues and profitability will depend in part on our business strategy, which consists of increasing passenger and cargo traffic at our airports and increasing revenues from commercial, diversification and complementary activities.

Our ability to increase non-aeronautical revenues is, among other factors, significantly dependent upon increasing passenger traffic at our airports and the profitability of other non-aeronautical businesses, such as our Terminal 2 NH Hotel.  We cannot assure you that we will be successful in implementing our strategy of increasing our passenger and cargo traffic or revenues from other non-aeronautical activities.  The passenger traffic volume in our airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve.  Accordingly, there can be no assurance that the passenger traffic volume in our airports will increase.

We could be exposed to additional risks if we pursue business opportunities in other countries.

From time to time, we may consider strategic participation in airport assets located in other countries.  We may evaluate international expansion opportunities through capital investment in other concessions.  Expansion into a market outside of Mexico could require significant capital expenditures.  If we pursue an international expansion opportunity, we could face internal or external risks, including, without limitation:  (i) a lack of market experience in the relevant country, (ii) foreign exchange and economic volatility, (iii) the dedication of significant management resources to executing the international operation and (iv) exposure to risks inherent to doing business in the relevant country.  Our inability to successfully manage the risks and uncertainties related to such business opportunities could have a material adverse effect on our business, results of operations, prospects and financial condition, including our capital structure.

We may not fully recover our investment for the acquisition of the Terminal 2 NH Hotel.

In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease with Mexico City International Airport that expires in 2027.  A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%.  The Terminal 2 NH Hotel opened in August 2009.  The net amount of our investment in the Terminal 2 NH Hotel as of December 31, 2013, was Ps. 294,218 thousand.

Part of the value of our investment in Terminal 2 of Mexico City International Airport reflects the airport’s status as the in the proximity of Mexico City.  If a new airport were to be built near Mexico City, Mexico City International Airport could be closed and we would therefore have no assurance as to our ability to continue operating the hotel and the commercial space or our ability to recover our investment.  In addition, under certain circumstances, the operating lease agreement with Mexico City International Airport can be terminated by Mexico City International Airport with partial or no compensation to us.  Should a new Mexico City airport be constructed or should Mexico City International Airport terminate our operating lease agreement, there could be no assurances as to our ability to fully recover our investment in the Terminal 2 NH Hotel.

As a new business endeavor, the Terminal 2 NH Hotel faces the challenge of maintaining enough market participation as it continues with its operations.  We cannot assure you that the occupancy rate of the hotel will be sufficient to recover our investment.  As of December 31, 2013, total revenues amounted to Ps. 176,510 thousand, as compared to Ps. 158,477 thousand in 2012, due principally to an increase in the annual average rate per room from Ps. 1,478 in 2012 to Ps. 1,619 in 2013 and an increase in the annual average occupancy rate from 79.3% in 2012 to 82.5%.  We cannot assure you that the occupancy rate of the hotel or that the annual average rate will continue to increase or that it will not decrease.

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

In 2013, approximately 72.6% of the sum of our aeronautical and non-aeronautical revenues, were generated from six of our 13 airports.  The Monterrey airport generated the most significant portion of our revenues.  The following table lists the percentage of total revenues generated at our airports, including the percentage of total revenues generated by our hotel services:

Airport	For Year Ended December 31, 2013
Monterrey	44.6%
Culiacán	8.0%
Chihuahua	5.8%
Mazatlán	5.6%
Ciudad Juárez	4.4%
Acapulco	4.2%
Seven other airports, Terminal 2 NH Hotel, Servicios Complementarios del Centro Norte and OMA Logística	27.4%
Total	100.0%

As a result of the substantial contribution to our revenues from these six airports, any event or condition affecting these principal airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

If any conflicts with our employees were to arise, including with our unionized employees (which accounted for 56.1% of our total employees as of December 31, 2013), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

Our unionized employees are represented by a national union of airport workers that operates throughout Mexico.  To the extent that any unionized airport workers throughout the country successfully negotiate different employment terms than those we offer at our airports, our operations could be adversely affected by union activities, including organized strikes or other work stoppages.  In addition, we could be required to increase our labor expenses to match the terms agreed by the union with other Mexican airport operators.

Our operations depend on certain key airline customers, and the loss or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.

Of the total aeronautical revenues generated at our airports in 2013, Aeroméxico and its affiliates represented 31.5%, VivaAerobus represented 17.7%, and Interjet represented 15.9%.  In recent years, discount carriers, charter carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2013, passengers traveling on discount, charter and low-cost carriers, such as VivaAerobus, Interjet and Volaris, accounted for approximately 51.9% of our commercial aviation passenger traffic.

AMR Corporation, the parent company of American Airlines and American Eagle, generated 3.4% of the sum of our aeronautical and non-aeronautical revenues from January 1, 2013, to December 31, 2013, of which American Airlines accounted for 3.3% and American Eagle accounted for 0.1%.  As a percentage of our total passenger traffic, AMR Corporation generated 3.1%, of which American Airlines accounted for 2.1% and American Eagle accounted for 1.0% during the same period.

On November 29, 2011, AMR Corporation announced that AMR Corporation and certain of its U.S.-based subsidiaries filed voluntary petitions for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of New York.  The same day, the U.S. Bankruptcy Court for the Southern District of New York granted approval of a series of motions to help facilitate American Airlines and American Eagle’s continued normal business operations throughout the reorganization process.  AMR Corporation was granted the exclusive right to propose its own plan of reorganization.  On February 14, 2013, AMR Corporation and US Airways announced that they had signed an agreement to merge.  The merger was effected pursuant to AMR Corporation’s plan of reorganization for itself and certain of its affiliates as part of their Chapter 11 reorganization.  Both companies created a new combined company under the name of American Airlines Group, Inc., which is publicly traded.

Grupo Mexicana, which comprises Mexicana de Aviación, ClickMexicana and MexicanaLink, operated 24 routes at 12 of our 13 airports in July 2010, prior to the bankruptcy filing of Mexicana de Aviación.  On August 3, 2010, Mexicana de Aviación announced that it filed for bankruptcy protection (concurso mercantil) before the 11th Federal District Court in Mexico City and that it also sought bankruptcy protection in the United States.  On August 27, 2010, Grupo Mexicana announced the indefinite suspension of operations of Mexicana de Aviación, ClickMexicana and MexicanaLink.  During the first six months of 2010, Grupo Mexicana generated 16.6% of our total passenger traffic, of which 7.6% was accounted for solely by Mexicana de Aviación.  Grupo Mexicana generated 17.3% of our domestic passenger traffic, including 7.2% from Mexicana de Aviación.  Based on international traffic, Grupo Mexicana generated 13.1% of our traffic, of which Mexicana de Aviación accounted for 9.3%.  Grupo Mexicana generated 12.2% of our revenues during the first six months of 2010, of which Mexicana de Aviación accounted for 5.9%.

As of April 15, 2014, the total amount owed to us by Grupo Mexicana amounted to approximately Ps. 145,845 thousand.  This amount was fully reserved in 2010 and remained reserved as of December 31, 2013.  We have not charged any further amount or generated any interest on the amount owed ever since.  In subsequent bankruptcy proceedings, Mexican courts have ordered the separation of a total of approximately Ps. 132,628 thousand in passenger charges in our favor from the bankruptcy proceedings of Mexicana de Aviación, ClickMexicana and MexicanaLink and ordered the airlines to pay us or to declare it legally impossible to execute the payment.  On April 4, 2014 a federal judge declared Grupo Mexicana bankrupt.  Grupo Mexicana will have to sell its remaining assets and pay creditors with the proceeds from such sale.  The union representing Grupo Mexicana flight attendants has declared that it will appeal the decision.  To date, we have not received any portion of the amount due to us.  These amounts may not be recovered from Grupo Mexicana, representing a cash flow risk.

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

In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another (unless the flight originated outside Mexico), which limits the number of airlines providing domestic service in Mexico.  Accordingly, we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

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

Subsequently, we entered into an agreement with the Mexican National Air Transportation Board (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation pursuant to which we settled the existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Although our agreement with the National Air Transportation Board expired in December 2005, we continued to charge our principal airline customers in accordance with the terms of the agreement until December 31, 2008, at which time we entered into a new agreement with the National Air Transportation Board that offered incentives, including discounts, to establish new routes and other measures expected to increase passenger traffic volume at our airports.  We subsequently entered into a new agreement covering the period from August 1, 2009, to December 31, 2011, but did not sign a new agreement with, or offer any incentive through, the National Air Transportation Board in 2012.  In January 2013, we signed a new agreement with the National Air Transportation Board covering the period from January 1, 2013 through December 31, 2015.  Historically, amounts paid under these agreements have not been material, and we do not expect the current agreement or any similar future agreements with the National Air Transportation Board to have a material effect on our results of operations.

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

On December 18, 2012, a proposed amendment to Article 115 of the Constitution to eliminate airport concessions’ exemption from the payment of property taxes was filed before the House of Deputies (Cámara de Diputados).  The initiative was sent to the Constitutional Commission (Comisión de Puntos Constitucionales) of the House of Deputies for review.  As of April 15, 2014, no further legislative action had been taken with regard to this proposed amendment.  If adopted, this amendment could have a material impact on our business, results of operations, prospects and financial condition.

Recent reforms to the Mexican Constitutional Protection Law (Ley de Amparo) may cause a material adverse effect on our results of operations.

On April 2, 2013, amendments to the Mexican Constitutional Protection Law were published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación).  These amendments include, among others, new criteria for suspending acts by government authorities relating to concessions granted by the government.  Pursuant to this amendment, such a suspension will not be applied when it would impede the government’s ability to benefit from goods in the public domain.  It is possible that a judge would consider that our airports are government concessions intended for public use.  Therefore, if we are unable to obtain a suspension of a government act that we believe to be unconstitutional, our business, results of operations, prospects and financial condition could be adversely affected.

For instance, on November 19, 2013, the Apodaca municipality executed an inspection order and closed the commercial premises located in the Monterrey airport, which include a strip mall, gas station and industrial park, because they did not have multiple licenses for ground use and/or construction.  A constitutional claim (juicio de amparo) lawsuit was filed against these acts challenging this shutdown and the constitutionality of the municipal order.  The court granted a provisional suspension ordering that municipal authorities remove the barriers and enable the businesses to continue operations.

Additionally, the municipality notified the airport in a different official ruling that the closure actions were flawed and invalid.  Even though the municipality invalidated the closure actions and the official notices ordering such closure, it is not barred from enforcing them again.  If there is a new official request from the municipality, the lawsuit filed will be broadened and the constitutionality will be considered in the lawsuit.  As of April 15, 2014, the final resolution of this dispute remains pending.

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

In July 2013, the equivalent of the average rainfall over a one-year period caused the overflow of Cacahuateles and Nogales rivers and the partial cessation of operations for 14 hours at the Chihuahua airport.  Additionally, in September 2013, Hurricane Manuel struck the Pacific coast of Mexico, affecting the Acapulco and Zihuatanejo airports.  The Acapulco airport ceased operations for five days and implemented “air bridge” operations to evacuate a total of 28,724 stranded passengers and did not collect fees from the airlines or passengers during these operations.  The costs related to the air bridge and damage to the physical facilities at the Acapulco, Chihuahua and Zihuatanejo airports as a result of these storms did not have any material impact on our financial results.  At the Acapulco airport, we had Ps. 51,561 thousand in estimated damages.

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

The building requirements under our master development programs could encounter delays or cause us to exceed our budgeted costs for such projects, which could limit our ability to expand capacity at our airports, increase our operating or capital expenditures and could adversely affect our business, results of operations, prospects and financial condition.  Such delays or budgetary overruns also could limit our ability to comply with our master development programs, which are established as a necessary requirement to our concessions.

In accordance with applicable labor laws, subcontractors are required to register their employees with the Mexican Social Security Institute (Instituto Mexicano del Seguro Social), and anyone employing the services of subcontractors that have failed to comply with these laws is jointly liable for the payment of social security obligations as well as any applicable penalties.  Therefore, if subcontractors providing services at our airports do not have their employees registered at the Mexican Social Security Institute, we could be held jointly liable for the payment of social security obligations that such contractors may have, as well as any applicable penalties.

We are exposed to certain risks inherently associated with the rental of real property.

We are exposed to risks generally associated with properties rented to third parties, such as a decline in rental market demand, occupancy rates or rent levels, non-payment of minimum rent and royalties by tenants or a weakening of the real estate market.  Moreover, our real estate assets are located on or adjacent to our airports and serve a particular sector of the rental market, thus exposing us to fluctuations in this specific market.  Any of these risks could adversely affect the profitability of our real estate development activities and, consequently, our business results of operations, prospects and financial position.

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

To allow the future expansion of the Monterrey airport, in February and June 2007, March and May 2008, July and December 2009 and February, July and December 2010, we completed acquisitions of land surrounding the airport with an aggregate area of 777 hectares (3 square miles), including the construction of a second runway, for an aggregate price of Ps. 1,559,381 thousand (U.S.$ 121.3 million).  Improvements made to airport facilities at our expense may be recognized by the Mexican Bureau of Civil Aviation as part of the Company’s investment in the airport concession.  We received authorization from the Mexican Bureau of Civil Aviation to reallocate Ps. 386,538 thousand (amount expressed in nominal 2009 pesos) of our investment in this land to investments included in the 2011–2015 master development program for the Monterrey airport.  We cannot assure you that the remaining amount of the investments will be recognized by the Ministry of Communication and Transportation in the future.

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

Furthermore, the General Law on Climate Change (Ley General de Cambio Climático)  was adopted and published in the Official Gazette on June 6, 2012, which, among other objectives: (i) regulates greenhouse gases and emissions so as to stabilize their concentrations in the atmosphere to a point where they will not increase climate change, in consideration of the goals set forth by the UN Framework Convention on Climate Change; (ii) promotes the education, research, development and technology transfer, innovation and promotion with respect to adapting to and mitigating climate change; and (iii) promotes the transition to a competitive, sustainable and low-carbon economy.

The regulations regarding climate change in effect or their enforcement may have a material adverse effect on our business, results of operations, prospects and financial condition.

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

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration (“TSA”)) is responsible for screening checked baggage.  We completed the purchase and installation of screening equipment in all of our airports to facilitate compliance with the new baggage-screening guidelines.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening system since March 1, 2012.  On March 29, 2013, the Mexican Bureau of Civil Aviation published mandatory circular CO SA-17.2/10 R2, which supersedes mandatory circular CO SA-17.2/10 R1 and requires that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process.

We are exposed to risks related to handling cargo.

The air cargo system is a complex, multi-faceted network that handles a vast amount of freight, packages and mail carried aboard passenger and all-cargo aircraft.  The air cargo system is vulnerable to several security threats, including:  potential plots to place explosives aboard aircraft; illegal shipments of hazardous materials; criminal activities, such as smuggling and theft; and potential hijackings and sabotage by persons with access to aircraft.  Several procedural and technology initiatives to enhance air cargo security and detect terrorist and criminal threats have been put in place, such as an x-ray machine certified by the TSA in the bonded OMA Carga area at the Monterrey airport, or are under consideration.

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

Aeroinvest is the beneficial owner of 37.1% of our total capital stock.  Aeroinvest directly owns Series B shares representing 24.7% of our total capital stock and Series A shares of SETA representing 74.5% of its capital stock.  SETA in turn owns Series BB shares and Series B shares that collectively represent 16.7% of our capital stock.  Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to our Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, our chief operating officer and our commercial director, and to elect three members of our Board of Directors.  SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders.  If at any time before June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but its other special rights would be unaffected).  If at any time after June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, whether before or after June 14, 2015, all of its special rights will remain in place.  Pursuant to our bylaws, the technical assistance agreement entered into with SETA providing for management and consulting services (the “Technical Assistance Agreement”), a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including SETA) (the “Participation Agreement”) and a trust with Bancomext into which SETA has placed its shares (the “Bancomext Trust”), SETA was required to retain at least 51% of its Series BB shares until June 14, 2007, after which it became entitled to transfer up to one eighth of such 51% during each year thereafter.  To date, SETA has not executed its right to transfer its Series BB shares.  The rights and obligations of SETA in our management are explained in “Item 7.  Major Shareholders and Related-Party Transactions—Major Shareholders.”

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

In addition to these special rights of SETA, Aeroinvest is entitled under Mexican law to elect one director to our board for each 10% of our capital stock that it owns.  Thus, Aeroinvest’s ownership of 37.1% of our capital stock entitles it to elect three members of our Board of Directors.  SETA and Aeroinvest are each subsidiaries of Empresas ICA, S.A.B. de C.V. (“Empresas ICA”).

The interests of SETA and Aeroinvest may differ from those of our other shareholders and can be contrary to the preferences and expectations of our other shareholders.  We can offer no assurance that SETA and Aeroinvest and the officers nominated or appointed by them would exercise their rights in ways that favor the interests of our other shareholders.

If SETA, one of our principal shareholders, should sell or otherwise transfer all or a portion of our Series BB shares that it holds, our operations could be adversely affected.

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

Future sales of shares by us and our shareholders may depress the price of our Series B shares and ADSs.

On May 15, 2013, we filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”), which permits us or the selling shareholder named therein, Aeroinvest, to offer, from time to time, up to 100,000,000 Series B shares, directly or in the form of ADSs.  On July 12, 2013, Aeroinvest sold 69,000,000 shares, representing approximately 17.25% of our total capital stock.

Future sales of substantial amounts of our capital stock, or the perception that such future sales may occur, may depress the price of our Series B shares and ADSs.  Pursuant to our shelf registration statement, we and Aeroinvest are permitted to sell the remaining 31,000,000 Series B shares registered under the shelf registration statement, directly or in the form of ADSs.  Additionally, though we, Aeroinvest and our executive officers and directors entered into a lock-up agreement for a period of 90 days (with respect to us and our executive directors) and 365 days (with respect to Aeroinvest and its executive directors) from July 9, 2013, the date of the prospectus supplement, our other shareholders were not subject to any lock-up agreements.  Consequently, they were still able to freely transfer their Series B shares immediately following the offering, directly or in the form of ADSs.  Any such sale may lead to a decline in the price of our Series B shares and ADSs.  We cannot assure you that the price of our Series B shares and ADSs would recover from any such decline in value.

Risks Related to Mexico

Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico will adversely affect our business and results of operations.

In 2011, 2012 and 2013, domestic terminal passengers have represented approximately 84.8%, 85.5% and 86.2%, respectively, of the passenger traffic volume in our airports.  In addition, all of our assets are located, and all of our operations are conducted, in Mexico.  Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in Mexico.  As a result, our business, financial condition and results of operations could be adversely affected by any deterioration of the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico or by other negative political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange-rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

In 2011, GDP increased by 4.0%, and inflation was 3.8%.  In 2012, GDP increased by 3.9%, and inflation was 3.6%.  In 2013, GDP increased by 1.1%, and inflation was 4.0%.

During 2013, average reference interest rates in Mexico decreased by 20.9% compared to 2012.  The annualized interest rates on 28-day short-term Mexican treasury bills, or Cetes (Certificados de la Tesorería de la Federación), averaged approximately 5.4%, 4.4%, 4.2%, 4.2% and 3.8% for  2009, 2010, 2011, 2012 and 2013, respectively.  To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

Changes in laws, public policies or regulations, may affect the political and economic environment in Mexico, and consequently they may contribute to economic uncertainty and to heightened volatility of the Mexican capital markets and in securities issued by Mexican companies.  In addition, because in the July 1, 2012 election for Congress, no single party obtained a clear majority, governmental gridlock and political uncertainty may occur.

In 2013, Mexico’s Congress passed an energy reform plan and a comprehensive tax reform plan. Any changes in the Mexican economy or the Mexican government’s economic policies may have a negative effect on our business, financial condition and  results of operations.  We cannot provide any assurances that political or social developments in Mexico, over which we have no control, will not have an adverse effect on Mexico’s economic situation and on our business, results of operations, financial condition and ability to repay our indebtedness.  Finally, we cannot provide any assurances that drug-related violence and crime will be contained, which could have a material adverse effect on our business, results of operations, prospects and financial condition.

Depreciation of the peso relative to the U.S. dollar could adversely affect our results of operations and our financial condition.

Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume.  Between January 4, 2010, and December 30, 2011, the peso fluctuated between Ps. 12.91 per U.S.$ 1.00 and Ps. 13.95 per U.S.$ 1.00, reaching Ps. 14.25 per U.S.$ 1.00 on November 25, 2011.  From September 30, 2010, to March 31, 2011, the peso appreciated by approximately 5.4%, from Ps. 12.60 per U.S.$ 1.00 to Ps. 11.92 per U.S.$ 1.00.  Between March 31, 2011, and September 30, 2011, the peso fluctuated between Ps. 11.92 and Ps. 13.77 per U.S.$ 1.00.  From September 30, 2011, to March 30, 2012, the peso depreciated by approximately 7.0% from Ps. 13.77 per U.S.$ 1.00 to Ps. 12.81 per U.S.$ 1.00.  Between March 30, 2012 and September 28, 2012, the peso fluctuated between Ps. 12.81 and Ps. 12.86 per U.S.$ 1.00.  From September 28, 2012 to March 29, 2013, the peso fluctuated between Ps. 12.86 per U.S.$ 1.00 and Ps. 12.32 per U.S.$ 1.00.  Between March 29, 2013 and September 30, 2013, the peso fluctuated between Ps. 12.32 and Ps. 13.16 per U.S.$ 1.00.  The peso subsequently began to appreciate, reaching Ps. 13.10 per U.S.$ 1.00 on April 15, 2014.

A depreciation of the peso affects our business in the following ways:  (i) international passengers and international flights pay tariffs denominated in U.S. dollars, while these tariffs are generally collected in Mexican pesos up to 60 days following the date of each flight; thus, any depreciation of the Mexican peso has a positive impact on our results from operations, which are denominated in Mexican pesos; and (ii) we have financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos thus causing foreign exchange losses.  As of December 31, 2013, we had U.S.$ 16.3 million of liabilities denominated in U.S. dollars.

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

In recent years, the Mexican government has implemented changes to the tax laws applicable to Mexican companies, including us.  The terms of our concessions do not exempt us from any changes to the Mexican tax laws.  Should the Mexican government implement changes to the tax laws that result in our having significantly higher income tax, we will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations.  For example the issuance of the Business Flat Tax (Impuesto Empresarial a Tasa Única), which was published on October 1, 2007 and repealed in 2013, adversely impacted our results of operations in 2007, 2008, 2009, 2010, 2011, 2012 and 2013. See “Item 5.  Operating and Financial Review and Prospects—Taxation.”  In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our business, results of operations, prospects and financial condition.

Most recently, on November 1, 2013, Mexico’s Congress approved several tax reforms that became effective at the beginning of 2014.  These reforms include changes to the Income Tax Law (Ley del Impuesto Sobre la Renta), Value Added Tax Law (Ley del Impuesto al Valor Agregado) and the Tax Code (Código Fiscal de la Federación).  The tax reforms also repeal the Business Flat Tax Law and the Tax on Cash Deposits Law (Ley del Impuesto a los Depósitos en Efectivo).

The main result of the recent tax reforms was the elimination of a previously recognized deferred Business Flat Tax liability and the recognition of deferred asset taxes based only on the Corporate Income Tax at a number of our airports representing Ps. 339,325 thousand.  In 2013, this resulted in a negative effective tax rate of 12.6%, compared to an effective tax rate of 26.0% in 2012.  We cannot predict the impact that future federal tax legislation reforms in Mexico may have on our financial condition and results of operations

Developments in other countries may affect us.

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

Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in the Company.  Rights to purchase shares in these circumstances are known as preemptive rights.  We may not legally be permitted to allow holders of ADSs in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the SEC, with respect to that future issuance of shares, or the offering qualifies for an exemption from the registration requirements of the Securities Act of 1933, as amended.

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

FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements.  We may from time to time make forward-looking statements in our annual and periodic reports to the SEC on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others.  Examples of such forward-looking statements include:

•                 projections of operating revenues, net comprehensive income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

•                 statements of our plans, objectives or goals,

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

Investment by SETA and Its Affiliates

In 2000, as part of the first stage of our privatization, the Mexican government sold Series BB shares currently representing 14.7% of our capital stock to SETA, in a public bidding process.  Pursuant to this transaction, SETA paid the Mexican government a total of Ps. 864,055,578 (amount in nominal pesos, excluding interest) (U.S.$ 76.0 million based on the exchange rate in effect on the date of SETA’s bid) in exchange for:

•                 all of our Series BB shares, which currently represent 14.7% of our outstanding capital stock;

•                 an option to acquire from the Mexican government shares currently representing 35.3% of our capital stock (which subsequently was assigned to and exercised by Aeroinvest, a principal shareholder of SETA);

•                 an option to subscribe for up to 3% of newly issued Series B shares (1% of which expired unexercised on June 14, 2005, and 2% of which was exercised in September 2006); and

•                 the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including SETA), a 15-year Technical Assistance Agreement setting forth SETA’s right and obligation to provide technical assistance to us in exchange for an annual fee and a shareholders’ agreement under terms established during the public bidding process.  These agreements are described in greater detail under “Item 7.  Major Shareholders and Related-Party Transactions.”

SETA’s current shareholders are:

•                 Aeroinvest, which owns 74.5% of SETA.  Aeroinvest is a wholly owned subsidiary of Empresas ICA.  Aeroinvest also directly owns Series B shares representing 24.7% of our total capital stock.  Based on data from the Mexican Chamber of the Construction Industry (Cámara Mexicana de la Industria de la Construcción) and the Mexican National Institute of Statistics and Geography, Empresas ICA, the parent of Aeroinvest, is the largest engineering, procurement and construction company in Mexico and the largest provider in Mexico of construction services to both public- and private-sector clients.  Empresas ICA’s principal lines of business are the construction of infrastructure facilities, as well as industrial, urban, and housing construction and it has increased its participation in construction-related businesses both in Mexico and in foreign markets, such as infrastructure operations and, as of 2012, mining services.  In addition, Empresas ICA is engaged in the development and marketing of real estate, the construction, maintenance and operation of highways, social infrastructure and tunnels and in the management and operation of water supply systems and solid waste disposal systems.  Empresas ICA is listed on the Mexican Stock Exchange and the New York Stock Exchange.

•                 Aéroports de Paris Management, S.A., which owns 25.5% of SETA.  Aéroports de Paris Management is a wholly owned subsidiary of Aéroports de Paris, S.A., a French company recognized as a leading European airport group.  Aéroports de Paris, S.A. was previously the direct owner of the 25.5% participation in SETA until August 2006 when it transferred its participation in SETA to Aéroports de Paris Management.  For more than 40 years, Aéroports de Paris has operated the Charles de Gaulle and Orly airports in France, managing 90.3 million passengers in 2013.  Aéroports de Paris is listed on the Eurolist Market of Euronext Paris S.A.

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2013 amounted to approximately Ps. 66,643 thousand.  This agreement is more fully described in “Item 7.  Major Shareholders and Related-Party Transactions.”

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

Committed Investments Under Master Development Programs by Airport
for 2011 through 2015

	Year Ended December 31,

						Total
	2011	2012	2013	2014	2015	2011–2015

	(in thousands of pesos)

Acapulco	30,892	60,127	57,768	116,738	31,841	297,366

Ciudad Juárez	17,964	37,272	89,279	19,498	15,834	179,847

Culiacán	55,121	55,836	92,025	71,766	55,477	330,225

Chihuahua	24,388	37,210	55,731	14,788	10,693	142,810

Durango	37,505	22,761	12,166	22,117	3,893	98,442

Mazatlán	19,963	28,539	49,960	103,761	28,986	231,209

Monterrey	272,124	91,304	246,027	249,857	119,243	978,555

Reynosa	33,786	39,279	35,390	25,711	6,386	140,552

San Luis Potosí	19,801	21,220	56,135	51,373	42,724	191,253

Tampico	32,595	47,166	45,706	17,967	13,654	157,088

Torreón	31,854	13,844	36,186	25,632	4,293	111,809

Zacatecas	18,465	39,638	26,588	10,667	11,606	106,964

Zihuatanejo	18,066	46,951	26,521	50,304	27,482	169,324

Total	612,524	541,147	829,482	780,179	372,112	3,135,444

The following table sets forth our current committed investments under our master development programs by category for 2011 through 2015.  Figures are updated based on the Producer Price Index (excluding fuel):

Committed Investments Under Master Development Programs by Category
for 2011 through 2015

	Year Ended December 31,

						Total
	2011	2012	2013	2014	2015	2011–2015

	(in thousands of pesos)

Terminals	51,965	79,794	185,927	237,095	71,495	626,276

Runways and aprons	75,727	155,928	288,685	262,687	155,556	938,583

Machinery and equipment	158,128	76,250	193,107	139,520	54,084	621,089

Baggage-screening system – investments	149,912	15,925	6,884	3,243	55,176	231,140

Security – investments	51,197	140,851	60,190	44,344	20,845	317,427

Other	125,595	72,399	94,689	93,290	14,956	400,929

Total	612,524	541,147	829,482	780,179	372,112	3,135,444

Expenditures incurred to comply with our obligations under the master development programs include capital expenditures for fixed assets, expenditures associated with improvements to our concession assets, major maintenance costs and other items recorded as operating costs as incurred.  Major maintenance expenditures are not subject to capitalization and reduce our major maintenance provision.  See “Item 5.  Operating and Financial Review and Prospects—Critical Accounting Policies—

Major Maintenance Provision.”  Thus, not all expenditures incurred to comply with our obligations under the master development programs will constitute capital expenditures.

In addition to investments in our master development programs, we have also invested in commercial and real estate opportunities, including our investment in a hotel in Terminal 2 of Mexico City International Airport.

The following table sets forth our actual capital expenditures, including capital expenditures made pursuant to our master development programs and other strategic capital expenditures by airport for 2011 through 2013:

Actual Capital Expenditures by Airport for 2011 through 2013

	Year Ended December 31,

	2011	2012	2013

	(in thousands of pesos)

Acapulco	6,296	23,875	50,246

Ciudad Juárez	9,768	28,395	11,548

Culiacán	13,504	69,615	20,833

Chihuahua	21,807	30,479	22,099

Durango	2,100	1,673	23,959

Mazatlán	12,916	13,657	15,779

Monterrey	199,013	96,724	85,737

Reynosa	3,556	33,778	18,297

San Luis Potosí	1,635	10,885	84,355

Tampico	6,954	9,772	7,006

Torreón	1,100	10,912	14,717

Zacatecas	3,191	22,251	26,545

Zihuatanejo	75,489	26,488	27,561

Other	27,703	13,626	35,789

Total	385,032	392,130	444,471

The following table sets forth our actual capital expenditures by category across all of our airports for 2011 through 2013:

Actual Capital Expenditures by Category for 2011 through 2013

	Year Ended December 31,

	2011	2012	2013

	(in thousands of pesos)

Terminals	85,270	175,648	171,747

Runways and aprons	0	29,716	82,526

Machinery and equipment	8,845	77,638	28,767

Land	12,141	378	0

Baggage screening system – investments	220,066	6,789	0

New businesses	17,306	4,292	707

Other	41,404	97,669	160,724

Total	385,032	392,130	444,471

For the year ended December 31, 2013, our capital expenditures totaled Ps. 444,471 thousand.  Our capital expenditures for 2013 were dedicated primarily to our committed investments pursuant to our master development programs.

Our capital expenditures from 2011 through 2013 were allocated to the following types of investments at the majority of our airports:

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

•                 Land.  As part of our strategic investments, in 2011 territorial reserves of Ps. 15,283 thousand were purchased to develop and expand our key airports.  In 2012 and 2013, we did not purchase any territorial reserves.

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

We operate 13 airports, which serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlán and Zihuatanejo), seven regional centers (Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas) and two border cities (Ciudad Juárez and Reynosa).  Our airports are located in nine of the 31 Mexican states, covering a territory of approximately 926,421 square kilometers (575,667 square miles), with a population of approximately 24.0 million according to the Mexican National Institute of Statistics and Geography.  All of our airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and to maintain customs and immigration services managed by the Mexican government, as well as refueling services.

According to figures published by the Mexican Bureau of Civil Aviation, our total aviation passenger traffic accounted for approximately 14.2% of all arriving and departing total aviation passengers in Mexico in 2013.

In 2013, we recorded revenues of Ps. 3,418,058 thousand (U.S.$ 261.6 million) and consolidated net income of Ps. 1,201,364 thousand (U.S.$ 92.0 million).  In 2013, the sum of our aeronautical and non-aeronautical revenues was Ps. 3,065,370 thousand (U.S.$ 234.6 million).  In 2013, our airports handled approximately 13.3 million terminal passengers, an increase of 5.5% with respect to the 12.6 million terminal passengers handled in 2012.

Our airports serve several major international routes, including Monterrey-Dallas, Monterrey-Houston, Monterrey-Atlanta, Mazatlán-Phoenix, Monterrey-Las Vegas, Zihuatanejo-Los Angeles and Mazatlán-Los Angeles.  Our airports also serve several other major international destinations, including San Antonio, Dallas, Chicago, Los Angeles, Detroit and Houston in the United States and Panama City.  In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada.  Our airports also serve major domestic routes, including Monterrey-Mexico City, which was the country’s busiest domestic route in 2013, with approximately 2.7 million total passengers (including passengers flying directly to the nearby airport of Toluca, which are counted together with those flying to Mexico City), according to the Mexican Bureau of Civil Aviation.  Other major domestic routes served by our airports include Cancún-Monterrey, Mexico City-Chihuahua and Mexico City-Culiacán, with approximately 717,768, 534,467 and 422,495 total passengers, respectively, in 2013 according to the Mexican Bureau of Civil Aviation.

In the last quarter of 2011, VivaAerobus started flying new international routes at the Monterrey airport to and from Chicago, San Antonio, Miami and Orlando, on October 14, November 8, November 11 and November 19, respectively.  Copa Airlines also started operations at the Monterrey airport with a new international route to and from Panama City, which started on December 7, 2011 with four flights per week.  During 2012, Avianca also started operations at the Monterrey airport with a new international route to and from San José, Costa Rica, which started on June 2, 2012 with three flights per week.  Interjet started flying new international routes at the Monterrey airport to and from Havana and San Antonio on October 25 and November 11, respectively.  Volaris started flying a new international route at the Culiacán airport to and from Los Angeles on August 4, 2012.  United started flying a new international route at the Durango airport to and from Los Angeles on March 10, 2012.  Magnicharters started flying a new international route at the Monterrey airport to and from Las Vegas on March 15, 2012.

Our international traffic in 2013 increased by 0.4% compared to 2012, principally as a result of Interjet’s new Monterrey-Las Vegas route, Aeromexico’s new Monterrey-Chicago route, Aeromar’s new  San Luis Potosí-McAllen route and American Eagle’s new Zacatecas-Dallas route.

Monterrey and its metropolitan area is the third largest city in Mexico based on population, with a population of approximately 3,930,388.  Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s eighth largest state based on population, which is 4,653,458, according to the Mexican National Institute of Statistics and Geography’s 2010 national population census.  It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities.  Business travelers account for a substantial portion of passengers at the Monterrey airport.  The airport is our leading airport based on passenger traffic volume, air traffic movements and contribution to revenues and ranked as the fourth busiest airport in Mexico based on passenger traffic volume in 2013, according to data published by the Mexican Bureau of Civil Aviation.  In 2013, our Monterrey airport accounted for approximately 48.3% of our terminal passenger traffic, 42.2% of our total revenues and 44.6% of the sum of our aeronautical and non-aeronautical revenues.

Three of our airports, Acapulco, Mazatlán and Zihuatanejo, serve popular Mexican tourist destinations.  Of these tourist destinations, Acapulco and Mazatlán are the largest, with Acapulco constituting Mexico’s 19th largest international tourist destination and Mazatlán the 17th largest based on the number of visitors in 2013, according to the Mexican National Institute of Migration (Instituto Nacional de Migración).  Acapulco is a principal port of call for cruise ships.  In 2013, the Acapulco, Mazatlán and Zihuatanejo airports collectively accounted for 13.6% of our aggregate terminal passengers, 14.4% of our total revenues and 13.3% of the sum of our aeronautical and non-aeronautical revenues.

Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity, with such diverse economic activities as mining (the Durango and Zacatecas airports), maquiladora manufacturing (the Chihuahua and Torreón airports), petroleum and chemical production (the Tampico airport), agriculture and livestock (the Culiacán airport) and transportation and logistics (the San Luis Potosí airport).  In 2013, these seven regional airports collectively accounted for 29.9% of our aggregate terminal passengers, 29.4% of our total revenues and 27.3% of the sum of our aeronautical and non-aeronautical revenues.

The remaining two airports in the group, the Ciudad Juárez and Reynosa airports, serve cities situated along the border of Mexico and the United States.  Both Ciudad Juárez and Reynosa are popular entry points to the United States.  In 2013, the Ciudad Juárez and Reynosa airports collectively accounted for 8.2% of our aggregate terminal passengers, 7.1% of our total revenues and 7.0% of the sum of our aeronautical and non-aeronautical revenues.

In addition, we have an investment with a Mexican subsidiary of the international hotel operator NH Hoteles SA under Consorcio Grupo Hotelero T2 to develop and operate a 287-room hotel and more than 5,000 square meters (53,820 square feet) of commercial space inside Terminal 2 of Mexico City International Airport under a lease agreement with Mexico City International Airport that expires in 2027.  The Terminal 2 NH Hotel opened in August 2009.

Airlines based in Terminal 2 of Mexico City International Airport include Aeromar, Aeroméxico and Aeroméxico Connect, Copa, Delta and LAN.  We consider this a key part of our strategy to increase our non-aeronautical revenues.

The following table provides summary data for each of our 13 airports for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,

	2011					2012					2013

Airport	Terminal Passengers		Revenues(1)		Revenues per Terminal Passenger(2)	Terminal Passengers		Revenues(1)		Revenues per Terminal Passenger(2)	Terminal Passengers		Revenues(1)		Revenues per Terminal Passenger(2)

	(Number in millions)%		(in millions of pesos)%		(pesos)	(Number in millions)%		(in millions of pesos)%		(pesos)	(Number in millions)%		(in millions of pesos)%		(in pesos)

Metropolitan destination:

Monterrey	5.6	47.4	1,094.5	47.2	196.0	6.1	48.5	1,282.1	48.5	210.0	6.4	48.3	1,367.4	48.3	213.1

Total metropolitan destination	5.6	47.4	1,094.5	47.2	196.0	6.1	48.5	1,282.1	48.5	210.0	6.4	48.3	1,367.4	48.3	213.1

Tourist destinations:

Acapulco	0.6	5.1	125.7	5.4	210.8	0.5	4.3	118.2	4.5	216.1	0.6	4.6	128.7	4.5	208.5

Mazatlán	0.7	6.1	159.2	6.9	220.3	0.7	5.3	157.0	5.9	234.5	0.7	5.5	170.8	6.0	233.5

Zihuatanejo	0.5	4.1	95.1	4.1	198.0	0.5	3.6	107.0	4.1	233.7	0.5	3.5	109.0	3.9	237.2

Total tourist destinations	1.8	15.3	380.0	16.4	211.2(3)	1.7	13.3	382.2	14.5	228.3(3)	1.8	13.6	408.5	15.4	225.9(3)

Regional destinations:

Chihuahua	0.8	6.6	147.4	6.4	188.5	0.9	6.8	166.4	6.3	194.6	0.9	6.7	178.5	6.3	201.5

Culiacán	1.1	9.1	192.0	8.3	179.4	1.2	9.3	220.9	8.4	189.1	1.3	9.4	244.1	8.6	194.9

Durango	0.2	1.9	44.4	1.9	195.6	0.2	1.9	51.8	2.0	214.0	0.2	1.8	51.5	1.8	218.2

San Luis Potosí	0.2	2.1	63.9	2.8	247.9	0.3	2.2	77.1	2.9	284.5	0.3	2.0	80.1	2.8	306.1

Tampico	0.5	4.7	105.6	4.5	192.6	0.6	4.7	120.2	4.6	202.1	0.6	4.6	123.8	4.4	203.4

Torreón	0.4	3.2	77.5	3.3	206.2	0.4	3.3	90.5	3.4	218.1	0.5	3.5	101.4	3.6	217.0

Zacatecas	0.2	2.1	51.2	2.2	206.5	0.3	2.1	57.9	2.2	218.2	0.3	2.0	58.4	2.1	225.0

Total regional destinations	3.5	29.7	681.9	29.4	194.2(3)	3.8	30.3	784.8	29.7	205.9(3)	4.0	29.9	837.9	29.6	211.0(3)

Border destinations:

Ciudad Juárez	0.7	5.7	119.8	5.2	177.9	0.7	5.6	131.0	5.0	187.3	0.7	5.3	135.2	4.8	192.3

Reynosa	0.2	1.8	42.7	1.8	197.3	0.3	2.4	61.9	2.3	204.2	0.4	3.0	79.3	2.8	202.3

Total border destinations	0.9	7.6	162.5	7.0	182.6(3)	1.0	8.0	192.9	7.3	192.4(3)	1.1	8.2	214.5	7.6	195.9(3)

AIRPORT REVENUES(1)	11.8	100	2,318.9	100	196.8(3)	12.6	100	2,642.0	100	209.8(3)	13.3	100	2,828.3	100	212.8(3)

(1)          Defined as the sum of aeronautical and non-aeronautical revenues for each airport, which does not include eliminations among our subsidiaries and does not include revenues from construction services.  Revenues in millions rounded to the decimal.

(2)          Revenues per terminal passenger are calculated by dividing the revenues for each airport by the number of terminal passengers for each airport.  The result has been rounded to the decimal.

(3)          Represents average revenues per terminal passenger for the applicable airports.

See Note 26 to our consolidated financial statements for further information by segment.  The Company’s reportable segments under IFRS present its airports and the Terminal 2 NH Hotel individually, and information about our holding company and service companies has been combined in the “other segments” line item, as they represent other business activities and are segments that are not required to be reported separately.  For purposes of analysis, segments, which are comprised of our 13 individual airports, have been grouped into four different regions according to their location:  metropolitan, tourist, regional and border airports.

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

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.  In 2011, 2012 and 2013, aeronautical services revenues represented approximately 67.0%, 67.8% and 66.4%, respectively, of our total revenues and 76.1%, 75.6% and 74.0%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers) called the Tarifa de Uso de Aeropuerto.  We do not collect passenger charges from arriving passengers.  Passenger charges are automatically included in the cost of a passenger’s ticket and we issue invoices for those charges to each airline on a weekly basis and record an account receivable for the invoice corresponding to a flight during the actual month of the flight.

Until April 30, 2010, our principal airline customers were required to pay us no later than 152 days after the invoice delivery date.  The term for payment was dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment terms during periods of lower interest rates (within a defined range).  The new agreements between our airports and our principal airline customers provide that from May 1, 2010, payments for passenger charges will be between 30 and 60 days after the invoice delivery date.  In 2013, the weighted average term of payment was 46 days.

International passenger charges are currently U.S. dollar-denominated but are collected in pesos based on the average exchange rate during the month prior to the flight, and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.  Domestic passenger charges are peso-denominated.  In 2011, 2012 and 2013, passenger charges represented approximately 81.1%, 82.2% and 81.7%, respectively, of our aeronautical services revenues, 54.4%, 55.8% and 54.2%, respectively, of our total revenues and 61.7%, 62.1% and 60.5%, respectively, of the sum of aeronautical and non-aeronautical revenues.  Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from all carriers including cargo carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services.  Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client.  In 2011, 2012 and 2013, these charges represented approximately 5.4%, 5.1% and 5.1%, respectively, of our aeronautical services revenues, 3.6%, 3.5% and 3.4%, respectively, of our total revenues and 4.1%, 3.9% and 3.8%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

We collect charges from carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo.  These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client.  Together with our aircraft parking, boarding and unloading charges described above, in 2011, 2012 and 2013, these charges represented approximately 4.3%, 4.5% and 4.3%, respectively, of our aeronautical services revenues, 2.9%, 3.0% and 2.9%, respectively, of our total revenues and 3.3%, 3.4% and 3.2%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles.  These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client.  In 2011, 2012 and 2013, these charges represented approximately 1.1%, 1.1% and 1.1%, respectively, of our aeronautical services revenues, 0.8%, 0.8% and 0.8%, respectively, of our total revenues and 0.9%, 0.9% and 0.8%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel.  These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight.  Independent subcontractors provide airport security services at our airports.  In 2011, 2012 and 2013, these charges represented approximately 1.2%, 1.2% and 1.2%, respectively, of our aeronautical services revenues, 0.8%, 0.8% and 0.8%, respectively, of our total revenues and 0.9%, 0.9% and 0.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports to facilitate compliance with the new baggage-screening guidelines.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening system since March 1, 2012.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  On March 29, 2013, the Mexican Bureau of Civil Aviation published mandatory circular CO SA-17.2/10 R2, which supersedes mandatory circular CO SA-17.2/10 R1 and requires that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus become subject to potential liability, if Mexican law changes in the future.

Complementary Service Providers

At each of our airports, we earn revenues from charging access and other fees from third-party providers, ramp-handling and baggage-handling services, catering services, aircraft security, providers of aircraft maintenance and repair and fuel.  These access fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of their total revenues.  We currently maintain contracts with  38 companies that provide the majority of these complementary services at our 13 airports.

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

Non-Aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services.  Our revenues from non-aeronautical services are principally derived from (i) commercial activities, such as the leasing of space in our airports to retailers, restaurants and other commercial tenants, maintaining parking facilities and advertising; (ii) diversification activities, such as hotel services, air cargo logistics services and real estate services; and (iii) complementary activities, which principally include the leasing of space to airlines and the baggage-screening system.

None of our revenues from non-aeronautical services are regulated under our maximum-rate price regulation system, though other authorities may regulate them.  For example, our parking facilities may be subject to certain municipal regulations.

As one of the main parts of our business strategy, we have prioritized increasing our non-aeronautical revenues, seeking new commercial, diversification and the development of complementary activities.  As a result of our efforts, our non-aeronautical revenues have increased as a percentage of our revenues.  In 2000, non-aeronautical revenues represented 12% of our total revenues, while in 2011, 2012 and 2013, non-aeronautical revenues accounted for approximately 21.1%, 21.9% and 23.3% of our total revenues, respectively.  Non-aeronautical revenues represented 23.9%, 24.4%, and 26.0% in 2011, 2012 and 2013, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Revenues from Commercial Activities

As another main part of our business strategy to enhance our non-aeronautical revenues, we have prioritized increasing our revenues from commercial activities in our airports through the development and promotion of the “OMA” brand, including the “OMA Plaza” retail brand, as well as the development and promotion of the commercial services described below.  As a result of our efforts, our revenues from commercial activities increased by 8.1% in 2013 as compared to 2012, primarily as a result of the following initiatives:

•                 Expanding and reconfiguring the commercial space available in our airport terminals.  In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase passengers’ exposure to the commercial businesses operating in our airports.  As a result, between 2000 and 2013, we increased the total area available for commercial activity in our 13 airports by approximately 79.4%, and have more than tripled the commercial area in the Monterrey airport.

•                 Renegotiating agreements with terminal tenants to be more consistent with market practice.  We have also improved our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports. We estimate, based on the nature of our tenant operations, that approximately 59% of our commercial space is suitable for royalty-based leasing arrangements.  As of December 31, 2013, substantially all of the eligible contracts were represented by royalty-based leasing arrangements.

•                 Improving the quality of retail offerings in our airports.  Historically, commercial tenants in our terminals consisted of small, often similar, local businesses offering goods and services of limited variety.  We have leased redesigned space formerly occupied by such tenants, as well as newly available space, to more established, internationally recognized businesses in order to improve the quality, diversity and brand recognition of commercial goods and services available to our passengers, which we believe, based in part on market surveys conducted at several of our airports, will increase the sales revenues of our commercial tenants, thereby increasing our revenues from commercial activities.  As a result, our food and beverage service tenants currently offer internationally recognized brands such as Starbucks, Johnny Rockets, Krispy Kreme and Carl’s Jr.  In order to promote commercial development at all of our airports, we encourage commercial tenants to lease bundles of commercial spaces among multiple airports that we operate.

•                 Development and promotion of “OMA Plaza” retail brand.  In order to enhance our passengers’ confidence in the retailers operating in our airports, we have developed the “OMA Plaza” brand for our commercial spaces.  As part of this initiative, we are standardizing certain merchandising and design elements of our commercial spaces in order to create a more uniform and elegant image that is more appealing to retail customers.  In addition, we have developed promotional programs focusing on the further development of the OMA Plaza brand that are intended to stimulate retail sales in our airports.  We believe that a recognizable brand and familiar aesthetic for our commercial spaces will make passengers more likely to take advantage of the commercial goods and services available in our airports.

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

•                 Improving travel experience.  Our commercial team works together with our operational team, airline clients and commercial tenants to devise customer-orientated solutions to deliver a better experience for all our passengers.  Passengers are the lifeblood of any airport, and our mission is to ensure that passengers enjoy their experiences at our airports.  We are committed to ensuring that from the moment passengers step through our doors to the moment they leave, their time is as enjoyable and as stress-free as possible because an unstressed passenger is a passenger who consumes more in restaurants and shops.

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

•                 Advertising.  In 2002, we entered into a contract with a subsidiary of Corporación de Medios Integrales, S.A. de C.V., or CMI, pursuant to which we have developed a greater number of and more strategically located billboards, screens (projection and plasma) and other advertising space at our airports.  Under the agreement, CMI places advertising in our airports and we collect a percentage of the revenues that CMI receives from individual advertisers.  We also entered into contracts with Impactos Frecuencia y Cobertura en Medios, S.A. de C.V. in 2013 and ISA Corporativo, S.A. de C.V. at the end of 2011 to develop alternative advertising.

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

Revenues from Diversification Activities

To enhance our non-aeronautical revenues, we are also focusing our business strategy on generating new services and products to diversify our revenue, such as hotel services, air cargo logistics services and real estate services.  We plan to develop land not needed for aeronautical operations at all of our airports for industrial, logistical or commercial uses that are directly or indirectly related to airport activities in order to strengthen the airports’ role as focal points of economic development in the cities where they are located.  As a result of our efforts, our revenues from diversification activities increased by 18.2% in 2013 as compared to 2012, primarily as a result of the following initiatives:

•                 Developments at Mexico City International Airport.  In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease agreement with Mexico City International Airport that expires in 2027.  A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%.  The Terminal 2 NH Hotel opened in August 2009.  As of December 31, 2013, total revenues amounted to Ps. 176,510 thousand, and annual average occupancy increased to 82.5% from 79.3% in 2012.  In 2013, the annual average rate per room was Ps. 1,618.5.

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

•                 Office Center for Cargo Logistics Agents.  Leasing of 1,500 square meters (16,146 square feet) of space at the Monterrey airport with an occupancy rate of 93.8% as of December 31, 2013.

•                 Gasoline Service Station at Monterrey Airport.  In December 2012, a gasoline service station within the Monterrey airport began operations.  The 2,500 square meters (26,910 square feet) of land on which the service station is located is identified for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Pemex Refining, for a renewable term of 15 years.  Grupo ORSAN is responsible for the operation of and all investments in the service station.  In 2013, the leasing of this land to Grupo ORSAN generated revenues of Ps. 319.4 thousand.

We continuously evaluate new business opportunities to grow our revenues, and as part of our expansion plans in terms of diversification activities, we have been developing the following projects that we expect to generate revenues in the following years:

•                 Strategic Alliance with VYNMSA Desarrollo Inmobiliario, S.A. de C.V.  In November 2012, we signed a strategic alliance agreement with VYNMSA Desarrollo Inmobiliario, S.A. de C.V. (“VYNMSA”), to build and operate an industrial park at the Monterrey airport.  As part of this strategic alliance, 32.4 hectares within the Monterrey airport’s perimeter are being developed for use as an industrial park.

•                 Hotel at Monterrey Airport.  In July 2013, we, through our subsidiary OMA Logística, S.A. de C.V., signed an agreement with Grupo Hotelero Santa Fe, S. de R.L. de C.V., a Mexican hospitality investment and operating company, to develop and operate a 134-room hotel at the Monterrey airport under the Hilton Garden Inn brand through an investment of which OMA Logística, S.A. de C.V. holds 85% and Grupo Hotelero Santa Fe, S. de R.L. de C.V. holds 15%, to develop the project.  The Hilton Garden Inn at the Monterrey airport will include a restaurant and bar, business centers and a fitness center and will be easily accessible from Terminals A and B of the airport.  Construction of the hotel began in January 2014, and the hotel is expected to start operations during the first quarter of 2015.

Revenues from Complementary Activities

Our complementary activities generated 16.7% of our non-aeronautical revenues in 2013.  These include:

•                 Leasing of space.  Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

•                 Baggage-Screening Services.  The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006 and all domestic commercial flights as of July 2006 to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports to facilitate our airline customers’ compliance with the new baggage-screening guidelines.  We negotiated an increase to maximum rates as of 2013 with the Mexican Bureau of Civil Aviation to take into account the maintenance costs of baggage-screening systems in all of our airports required by mandatory circular CO SA- 17.2/10 R2.  See “Item  5.  Operating and Financial Review and Prospects—Recent Developments—

Increases in Maximum Rates Associated with Baggage-Screening Services.”  Our subsidiary Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening systems at our airports since March 1, 2012.  In 2013, our revenues from the operation of checked-baggage screening system service, which are not subject to maximum rates, amounted to Ps. 64,375 thousand.

•                 Non-Permanent Ground Transportation.  Our revenues from providers of ground transportation services deemed “non-permanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

Our Airports

In 2011, 2012 and 2013, our airports served a total of approximately 11.8 million, 12.6 million and 13.3 million terminal passengers, respectively.  The Monterrey airport, our metropolitan destination, accounted for approximately 47.4%, 48.5% and 48.3% of our terminal passenger traffic in 2011, 2012 and 2013, respectively.  The Acapulco, Mazatlán and Zihuatanejo airports, our tourist destinations, collectively accounted for approximately 15.3%, 13.3% and 13.6% of our terminal passenger traffic in 2011, 2012 and 2013, respectively.  The Ciudad Juárez and Reynosa airports, our border destinations, collectively accounted for approximately 7.6%, 8.0% and 8.2% of our terminal passenger traffic in  2011, 2012 and 2013, respectively.  Our regional destinations (the Culiacán, Chihuahua, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas airports) collectively accounted for approximately 29.7%, 30.3% and 29.9% of our terminal passenger traffic in 2011, 2012 and 2013, respectively.  All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following tables set forth the passenger traffic volume presented in amounts of (i) total passengers, (ii) terminal departing and arriving passengers and (iii) transit passengers, for each of our airports for the periods indicated:

Passenger Traffic

	Year Ended December 31,
	2009			2010			2011			2012			2013
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	839,048	7,186	846,234	736,878	3,461	740,339	596,326	5,284	601,610	546,951	3,469	550,420	617,079	11,896	628,975
Ciudad Juárez	631,111	15,163	646,274	633,919	17,613	651,532	673,364	19,865	693,229	699,394	19,263	718,657	702,904	20,395	723,299
Culiacán	1,062,893	96,621	1,159,514	1,059,904	73,643	1,133,547	1,070,706	50,485	1,121,191	1,168,380	42,857	1,211,237	1,252,235	39,903	1,292,138
Chihuahua	745,165	27,078	772,243	828,123	27,276	855,399	782,133	21,941	804,074	855,129	21,137	876,266	885,659	20,097	905,756
Durango	213,394	1,339	214,733	217,230	1,392	218,622	227,131	3,331	230,462	241,946	3,186	245,132	235,952	2,073	238,025
Mazatlán	743,556	54,638	798,194	756,122	38,416	794,538	722,492	25,618	748,110	669,407	21,210	690,617	731,297	23,012	754,309
Monterrey	5,199,895	93,411	5,293,306	5,380,412	80,632	5,461,044	5,582,794	59,122	5,641,916	6,105,910	42,107	6,148,017	6,417,755	35,790	6,453,545
Reynosa	215,392	384	215,776	198,138	449	198,587	216,599	426	217,025	302,934	640	303,574	392,206	742	392,948
San Luis Potosí	206,500	1,480	207,980	222,854	1,997	224,851	248,645	1,614	250,259	271,107	2,099	273,206	261,699	2,362	264,061
Tampico	470,304	3,825	474,129	451,005	4,134	455,139	548,083	1,742	549,825	594,797	5,549	600,346	608,813	8,611	617,424
Torreón	394,377	12,995	407,372	338,003	5,068	343,071	375,669	4,447	380,116	415,244	2,903	418,147	467,398	3,283	470,681
Zacatecas	251,602	7,888	259,490	268,577	2,690	271,267	248,029	749	248,778	265,264	836	266,100	259,677	1,006	260,683
Zihuatanejo	545,051	4,098	549,149	496,523	2,383	498,906	480,613	4,436	485,049	457,906	1,075	458,981	459,799	2,345	462,144
Total	11,518,288	326,106	11,844,394	11,587,688	259,154	11,846,842	11,772,584	199,060	11,971,644	12,594,369	166,331	12,760,700	13,292,473	171,515	13,463,988

(1)          Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).

(2)          Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2009			2010			2011			2012			2013
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	296,995	122,194	419,189	254,117	116,107	370,224	237,205	61,093	298,298	232,579	40,949	273,528	278,648	39,174	317,822
Ciudad Juárez	302,401	433	302,834	303,974	890	304,864	326,810	1,051	327,861	339,438	570	340,008	341,168	544	341,712
Culiacán	525,464	14,629	540,093	525,301	14,234	539,535	532,970	12,643	545,613	580,661	15,262	595,923	620,037	16,300	636,337
Chihuahua	330,430	39,504	369,934	373,103	39,686	412,789	350,642	39,779	390,421	383,173	43,082	426,255	396,488	45,894	442,382
Durango	94,040	11,312	105,352	93,895	12,649	106,544	98,780	12,659	111,439	103,273	14,742	118,015	103,045	12,923	115,968
Mazatlán	194,543	178,082	372,625	197,648	183,320	380,968	199,362	163,608	362,970	204,234	130,676	334,910	236,199	129,541	365,740
Monterrey	2,200,697	384,942	2,585,639	2,244,797	444,353	2,689,150	2,343,593	447,962	2,791,555	2,546,737	501,335	3,048,072	2,688,982	512,089	3,201,071
Reynosa	103,818	1,322	105,140	95,622	792	96,414	105,594	548	106,142	147,230	353	147,583	190,043	261	190,304
San Luis Potosí	69,634	33,364	102,998	70,398	40,854	111,252	81,004	42,694	123,698	79,557	55,929	135,486	76,408	53,975	130,383
Tampico	209,326	25,088	234,414	198,462	28,119	226,581	246,843	27,733	274,576	272,389	26,722	299,111	275,994	28,477	304,471
Torreón	165,160	30,914	196,074	141,279	27,173	168,452	160,864	25,336	186,200	175,251	30,451	205,702	206,272	27,324	233,596
Zacatecas	81,436	46,203	127,639	90,214	45,785	135,999	88,878	35,760	124,638	91,657	42,687	134,344	84,663	46,144	130,807
Zihuatanejo	152,093	123,025	275,118	134,396	115,342	249,738	142,524	98,732	241,256	138,185	91,923	230,108	141,423	91,123	232,546
Total	4,726,037	1,011,012	5,737,049	4,723,206	1,069,304	5,792,510	4,915,069	969,598	5,884,667	5,294,364	994,681	6,289,045	5,639,370	1,003,769	6,643,139

	Year Ended December 31,
	2009			2010			2011			2012			2013
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Acapulco	339,423	80,436	419,859	293,303	73,351	366,654	257,813	40,215	298,028	253,689	19,734	273,423	282,297	16,960	299,257
Ciudad Juárez	327,740	537	328,277	328,836	219	329,055	345,236	267	345,503	359,065	321	359,386	360,612	580	361,192
Culiacán	522,094	706	522,800	519,617	752	520,369	524,641	452	525,093	570,144	2,313	572,457	613,316	2,582	615,898
Chihuahua	346,314	28,917	375,231	386,192	29,142	415,334	362,790	28,922	391,712	397,479	31,395	428,874	409,847	33,430	443,277
Durango	102,348	5,694	108,042	103,924	6,762	110,686	108,632	7,060	115,692	114,779	9,152	123,931	111,471	8,513	119,984
Mazatlán	200,326	170,605	370,931	198,206	176,948	375,154	200,089	159,433	359,522	213,690	120,807	334,497	248,913	116,644	365,557
Monterrey	2,315,744	298,512	2,614,256	2,332,544	358,718	2,691,262	2,408,290	382,949	2,791,239	2,616,416	441,422	3,057,838	2,769,936	446,748	3,216,684
Reynosa	109,952	300	110,252	101,566	158	101,724	110,225	232	110,457	154,785	566	155,351	201,373	529	201,902
San Luis Potosí	75,213	28,289	103,502	75,346	36,256	111,602	87,091	37,856	124,947	89,390	46,231	135,621	89,808	41,508	131,316
Tampico	221,332	14,558	235,890	206,835	17,589	224,424	254,719	18,788	273,507	278,529	17,157	295,686	287,686	16,656	304,342
Torreón	176,105	22,198	198,303	145,486	24,065	169,551	163,404	26,065	189,469	178,550	30,992	209,542	205,680	28,122	233,802
Zacatecas	84,398	39,565	123,963	95,886	36,692	132,578	97,857	25,534	123,391	100,209	30,711	130,920	92,046	36,824	128,870
Zihuatanejo	165,157	104,776	269,933	149,212	97,573	246,785	152,476	86,881	239,357	148,135	79,663	227,798	146,895	80,358	227,253
Total	4,986,146	795,093	5,781,239	4,936,953	858,225	5,795,178	5,073,263	814,654	5,887,917	5,474,860	830,464	6,305,324	5,819,880	829,454	6,649,334

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2013:

Capacity(1) by Airport(2)

Airport	Peak Air Traffic Movements per Hour	Runway Capacity(3)	% Capacity Used

Acapulco	7	40	17.5%

Ciudad Juárez	6	20	30.0%

Culiacán	10	20	50.0%

Chihuahua	8	40	20.0%

Durango	3	40	7.5%

Mazatlán	6	22	27.3%

Monterrey	21	38	55.3%

Reynosa	4	18	22.2%

San Luis Potosí	5	20	25.0%

Tampico	5	22	22.7%

Torreón	5	20	25.0%

Zacatecas	3	20	15.0%

Zihuatanejo	6	20	30.0%

(1)          Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).

(2)          2013 figures.

(3)          Air traffic movements per hour.

The following table sets forth the terminal capacity of each of our airports as of December 31, 2013:

Capacity(1) by Airport(2)

Airport	Peak Passenger Traffic Movements per Hour	Terminal Capacity(3)	% Capacity Used

Acapulco	541	1,382	39.2%

Ciudad Juárez	465	621	74.9%

Culiacán	808	938	86.2%

Chihuahua	632	781	80.9%

Durango	177	485	36.5%

Mazatlán	640	1,480	43.3%

Monterrey Terminal A	1,096	2,127	51.5%

Monterrey Terminal B	727	1,371	53.1%

Monterrey Terminal C	897	823	109.0%

Reynosa	358	326	109.8%

San Luis Potosí	162	479	33.8%

Tampico	399	683	58.4%

Torreón	356	545	65.4%

Zacatecas	314	571	55.0%

Zihuatanejo	656	809	81.1%

(1)          Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).

(2)          2013 figures.

(3)          Passenger traffic during peak hours.

The following table sets forth the air traffic movements for each of our airports for the periods indicated:

Air Traffic Movements by Airport(1)

	Year Ended December 31,

	2009	2010	2011	2012	2013

Acapulco	26,671	25,843	23,410	22,595	21,755

Ciudad Juárez	15,114	15,756	13,921	14,766	13,960

Culiacán	39,044	46,226	48,045	42,910	41,482

Chihuahua	33,635	35,829	33,856	32,129	30,390

Durango	15,981	19,455	19,508	19,117	17,734

Mazatlán	23,514	22,687	21,938	18,480	18,104

Monterrey	85,260	90,216	86,071	88,604	90,234

Reynosa	8,388	8,267	8,978	11,603	11,998

San Luis Potosí	20,236	21,212	21,432	21,396	19,092

Tampico	20,575	21,348	20,945	22,299	20,683

Torreón	15,861	15,436	15,998	16,806	16,311

Zacatecas	8,742	9,936	9,515	9,819	8,447

Zihuatanejo	13,710	12,616	12,385	11,538	10,788

Total	326,731	344,827	336,002	332,062	320,978

(1)          Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	Year Ended December 31,

	2009	2010	2011	2012	2013

Acapulco	31.5	28.5	25.5	24.2	28.4

Ciudad Juárez	41.8	40.2	48.4	47.4	50.4

Culiacán	27.2	22.9	22.3	27.2	30.2

Chihuahua	22.2	23.1	23.1	26.6	29.1

Durango	13.4	11.2	11.6	12.7	13.3

Mazatlán	31.6	33.3	32.9	36.2	40.4

Monterrey	61.0	59.6	64.9	68.9	71.1

Reynosa	25.7	24.0	24.1	26.1	32.7

San Luis Potosí	10.2	10.5	11.6	12.7	13.7

Tampico	22.9	21.1	26.2	26.7	29.4

Torreón	24.9	21.9	23.5	24.7	28.7

Zacatecas	28.8	27.0	26.1	27.0	30.7

Zihuatanejo	39.8	39.4	38.8	39.7	42.6

Average of all airports	35.3	33.6	35.0	37.9	41.4

(1)          Includes total passengers divided by total air traffic movements.

Air Traffic Movements by Aviation Category(1)

	Year Ended December 31,

	2012	2013

Commercial aviation	182,139	185,895

Charter aviation	697	734

General aviation and other	149,226	134,349

Total	332,062	320,978

(1)          Includes departures and landings for all 13 airports.

Metropolitan Destination

Monterrey International Airport

The Monterrey airport is our most important airport based on passenger traffic (including both domestic and international passengers), air traffic movements and contribution to aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Monterrey airport was the fourth busiest airport in Mexico in 2013 based on commercial and general aviation passenger traffic.  In 2011, 2012 and 2013, it accounted for approximately 47.4%, 48.5% and 48.3%, respectively, of our terminal passenger traffic.

In 2011, 2012 and 2013, a total of 5.6 million, 6.1 million and 6.4 million terminal passengers, respectively, were served by the Monterrey airport.  Of the terminal passengers in 2011, 85.1% were domestic, and 14.9% were international passengers.  In 2012, 84.6% were domestic, and 15.4% were international passengers.  In 2013, 85.1% were domestic, and 14.9% were international passengers.  This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 12 airlines (11 commercial airlines and one charter airline) operated at this airport during 2013.  In 2013, airlines operating at this airport served 36 direct destinations, including 26 domestic destinations and 10 international destinations.  In 2013, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Guadalajara, Toluca, Hermosillo, Veracruz, Chihuahua, Dallas, Houston, Atlanta, Las Vegas, San Antonio, Chicago, Detroit and Panama City.

In 2013, the principal domestic airlines operating at the airport were VivaAerobus, Interjet, Aeroméxico and Aeroméxico Connect.  Aeroméxico Connect started flying to and from Toluca on February 25, 2013 and stopped flying to and from Brownsville and Laredo on April 26 and August 10, 2013, respectively.  Aeroméxico started flying to and from Chicago on December 12, 2013 and stopped flying to and from Cancún on August 29, 2013.  VivaAerobus started flying to and from Querétaro and La Paz on September 2 and December 14, 2013, respectively, and stopped flying to and from Las Vegas, Cuernavaca and San Antonio on February 2, May 13 and August 17, 2013, respectively.  Interjet started flying to and from Las Vegas on March 13, 2013 and stopped flying to and from Havana on April 14, 2013.  The principal non-Mexican airlines operating at this airport are American Airlines, United, Delta and Copa.  Avianca stopped flying to and from San José, Costa Rica, on May 15, 2013.

The Monterrey airport is located approximately 21 kilometers (13 miles) from the city of Monterrey, which has a population (including its suburbs) of approximately 3.9 million inhabitants.  Monterrey is Mexico’s third largest city based on population and is one of Mexico’s most productive industrial centers.  It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities.  Monterrey is the capital of the state of Nuevo León, the third largest contributor to Mexico’s GDP.

The Monterrey airport operates 24 hours a day.  The airport currently has two operating runways, one with a length of 3,000 meters (9,842 feet) and the other with a length of 1,800 meters (5,905 feet).  The airport’s runway capacity is 38 air traffic movements per hour.  The airport also has an instrument landing system on runway 29.  The airport occupies a total area of 821 hectares (3.17 square miles) and has three commercial passenger terminal buildings (Terminal A, B and C for domestic and international flights) with a total area of approximately 58,848 square meters (6,334,434 square feet).  The airport has three platforms for commercial aviation operations, one platform for general aviation operations, one platform for air freight operations and eleven taxiways.

The Terminal A building has a total area of approximately 28,966 square meters (311,787 square feet), of which 3,331 square meters (35,855 square feet) is commercial space, a 21-position apron for commercial aviation, a two-position apron for air freight, a 10-position apron for general aviation,  nine air bridges, an ample boarding lounge for passengers making connections with other flights and other boarding lounges.  Terminal A has 14 boarding gates for international or domestic flights and a public parking facility that accommodates 1,194 vehicles.

The Terminal B building started operations on September 1, 2010, and is used by Aeroméxico, Aeroméxico Connect and Delta.  Terminal B has the capacity to service 2.0 million passengers per year.  The 19,187-square-meter (206,527-square-foot) facility has two levels plus a mezzanine and includes six air bridges, 15-position general aviation apron and 10 boarding gates.  Terminal B also has a public parking facility that accommodates 625 vehicles.  A subsidiary of our affiliate Empresas ICA was engaged to construct the foundation, procure, fabricate and assemble the metallic structure and install the three-dimensional roofing structure for the facility.  The relevant agreement was approved, in accordance with our Related Party Guidelines, by our Board of Directors upon the recommendation of our Committee responsible for Corporate Practices Functions, which concluded that the contract is on terms that the Committee believes are arm’s-length.

The Terminal C building has a total area of approximately 9,878 square meters (88,479 square feet).  This terminal, which commenced operation at year-end 2006, is used by the low-cost carrier VivaAerobus.  Terminal C has four boarding gates and serves five aircraft positions for general aviation.  In October 2007, in response to the request of low-cost carrier VivaAerobus, we started an expansion of the Terminal C building.  In particular, this expansion led to a development of a commercial area with nine leased spaces for duty free, snacks, and boutiques, an enlargement of the waiting lounge and the construction of an additional baggage-claim area with space for the principal customs and migration authorities.  In October 2011, we began the construction of a new project in Terminal C consisting of new modern access to the terminal building, more commercial spaces and an additional baggage-claim area, with a total area of approximately 3,420 square meters (36,812 square feet); this area began operation in January 2012.  Currently, Terminal C has a public parking facility that accommodates 412 vehicles.

The Monterrey airport offers one of Mexico’s most attractive air shipping options, both as a final destination and as a logistical hub.  Its current infrastructure servicing air cargo operations includes bonded terminal warehouses.  An area of 6,565 square meters (70,665 square feet) has been occupied by United Parcel Service and Federal Express since 2004 and DHL and OMA Carga (which we operate directly) since January 2010, as well as by merchandise checkpoint platforms (which can service nine trailers simultaneously), facilities for Mexican Customs Officers and parking for 296 cars and 32 trailers.  Roadways suitable for trailers and cars that serve the terminal, and dry, temperature-controlled and x-ray facilities are available.

In December 2012, a gasoline service station in the Monterrey airport began operations.  The 2,500 square meters (26,910 square feet) of land on which the service station is located was identified as a site for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Pemex Refining, for a renewable term of 15 years.  Grupo ORSAN is responsible for the operation of and all investments in the service station.  For the year ended December 31, 2013, the leasing of space to Grupo ORSAN generated Ps. 319.4 thousand.

To allow the future expansion of the Monterrey airport, including its second runway, in 2009, we completed the acquisition of land strategically located adjacent to the Monterrey airport with an aggregate surface area of 777 hectares (3 square miles) for an aggregate price of Ps. 1,159,631 thousand (U.S.$ 88.8 million) (amount expressed in nominal 2009 pesos).  The acquired land is classified in our financial statements as land owned by the Company at its acquisition value, presented as a fixed asset.  On October 1, 2012, we presented a proposal to the Mexican Bureau of Civil Aviation to recover the cost of its investment in the land, meaning that it requested that the Mexican Bureau of Civil Aviation recognize the acquired land as part of our future investment in the Monterrey airport concession included in the airport’s required master development program investments, rather than as a fixed asset that we own.  On December 4, 2012, we received authorization from the Mexican Bureau of Civil Aviation to reallocate Ps. 386,538 thousand (amount expressed in nominal 2009 pesos) in investments to be included in the 2011–2015 master development program for the Monterrey airport.  Additionally, during the 2011 master development program review, Ps. 77,306 thousand was reallocated due to extraordinary adjustment of the Monterrey airport’s maximum rate under its master development program.  We are currently reviewing various possibilities for the recovery of the remaining land with the Mexican Bureau of Civil Aviation at a cost of Ps. 695,769 thousand (amount expressed in nominal 2009 pesos).  The actual amounts of recovery are adjusted annually based on the Mexican Producer Index (Índice Nacional de Precios Productor).

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

Tourist Destinations

Acapulco International Airport

The Acapulco airport is our sixth most important airport based on passenger traffic and air traffic movements and our sixth most important airport based on aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Acapulco airport was the 19th  busiest airport in Mexico in 2013 based on commercial and general aviation passenger traffic.  In 2011, 2012 and 2013, it accounted for approximately 5.1%, 4.3% and 4.6%, respectively, of our terminal passenger traffic.

In 2011, 2012 and 2013, a total of 596,326, 546,951 and 617,079 terminal passengers, respectively, were served by the Acapulco airport.  Of the terminal passengers in 2011, 83.0% were domestic, and 17.0% were international.  In 2012, 88.9% were domestic, and 11.1% were international.  In 2013, 90.9% were domestic, and 9.1% were international.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.  The increase in passenger traffic at the Acapulco airport of 12.8% from 2012 to 2013 is mainly due to the new Acapulco-Toluca route operated by Aeroméxico Connect since March 1, 2013.

A total of 15 airlines (ten commercial airlines and five charter airlines) operated at this airport during 2013.  In 2013, airlines operating at this airport served ten direct destinations, including four domestic destinations and six international destinations.  In 2013, the principal routes to and from this airport, based on passenger traffic in 2013, were México City, Toluca, Tijuana and Monterrey.

In 2013, the principal domestic airlines operating at the airport were Interjet, Aeroméxico Connect, Aeroméxico, Volaris, VivaAerobus and Aeromar.  Aeroméxico Connect started flying to and from Toluca on March 1, 2013.  The principal non-Mexican airline operating at the airport was United, and its main direct destination was Houston.  Charter airlines operated five charter routes, of which the most popular were Montreal, Toronto and London.  Delta stopped operations at the airport on April 7, 2012.

The Acapulco airport is located approximately 15 kilometers (9 miles) from the city of Acapulco in the state of Guerrero, which has a population (including its suburbs) of 789,971.  Guerrero is Mexico’s 12th largest state based on population, and the city of Acapulco is one of Mexico’s most recognized tourist destinations, of particular importance as a port of embarkation and disembarkation for cruise ships.  We believe that these cruise ship passengers could represent a significant portion of the airport’s terminal passengers.

The Acapulco airport operates 24 hours a day.  The airport has two operating runways and six taxiways.  The principal runway has a length of 3,300 meters (10,827 feet), and the auxiliary runway has a length of 1,700 meters (5,577 feet).  The apron servicing commercial aviation accommodates 15 airplanes, and the general aviation apron accommodates 29 aircraft.

The runway capacity at the Acapulco airport is 40 air traffic movements per hour.  The airport also has two instrument landing systems on for landing in low visibility on runways 10 and 28, which provide precise guidance to assist aircraft during landing.  The airport occupies a total area of 448.7 hectares (1.73 square miles) with a total terminal space of 19,341 square meters (208,184 square feet), of which 1,382 square meters (14,875 square feet) is commercial space.  Besides having the instrument landing system, runway 10-28 has approach lights and flashes on both headers.  Currently, the Acapulco airport has a public parking facility that accommodates 235 vehicles.

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

Mazatlán International Airport

The Mazatlán airport is our fourth most important airport based on passenger traffic.  According to the Mexican Bureau of Civil Aviation, the Mazatlán airport was the 17th busiest airport in Mexico in 2013 based on commercial and general aviation passenger traffic.  In 2011, 2012 and 2013, it accounted for approximately 6.1%, 5.3% and 5.5%, respectively, of our terminal passenger traffic.

In 2011, 2012 and 2013, a total of 722,492, 669,407 and 731,297 terminal passengers, respectively, were served by the Mazatlán airport.  Of the terminal passengers in 2011, 55.3% were domestic, and 44.7% were international.  In 2012, 62.4% were domestic, and 37.6% were international.  In 2013, 66.3% were domestic, and 33.7% were international.  The airport’s passengers are predominantly domestic tourists who come from Mexico City, Monterrey and Tijuana among other cities and international tourists who come primarily from the United States and Canada.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 16 airlines operate at the airport (12 commercial airlines and four charter airlines).  In 2013, the Mexican commercial airlines operating at this airport were VivaAerobus, Aeroméxico Connect, Aeroméxico, Volaris and Magnicharters.

In 2013, the non-Mexican commercial airlines operating at the airport were US Airways, Alaska Airlines, WestJet, American Eagle, Mesa Airlines and Delta.  The airlines’ operations at the airport serve ten direct destinations throughout the year on a regular basis.  Of these destinations, Mexico City, Monterrey, Tijuana, San José del Cabo, Los Mochis and Guadalajara were the domestic routes.  The international destinations served by this airport were Phoenix and Los Angeles in the United States and Edmonton and Toronto in Canada.  United stopped flying to and from Houston on November 29, 2012.  The charter airlines were Aviacíon Comercial Especializada, MN Airlines, Aerolíneas Damojh and Caljet.  These charter airlines fly to and from Minneapolis, Los Angeles and Denver in the United States and to and from Vancouver, Edmonton and Toronto in Canada

The Mazatlán airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of 438,434.  Mazatlán is the principal tourist destination of the Sinaloa region, with about 9,217 hotel rooms, according to the Mexican Ministry of Tourism (Secretaría de Turismo).  Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

The Mazatlán airport operates 24 hours a day.  Its runway capacity is 22 air traffic movements per hour.  The airport occupies approximately 458 hectares (1.77 square miles) of land.  The airport’s facilities include a terminal building with a total area of 17,758 square meters (191,145 square feet), of which 1,480 square meters (15,930 square feet) is commercial space.  The airport has a commercial aviation apron with 10 positions and a general aviation apron with 60 positions.  In addition, the airport has four air bridges and a public parking facility that accommodates 158 vehicles.  The airport’s runway is 2,702 meters (8,865 feet) long, with four taxiways that connect the commercial and general aviation platforms and includes an instrument landing system on runway 26.

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

On February 19, 2014, the Mazatlán airport was named Best Regional Airport in Latin America and the Caribbean for 2013 by the Airports Council International (ACI).  Previously, the Mazatlán airport had been named Best Regional Airport in Latin America and the Caribbean for 2011 by the ACI on February 14, 2012.  ACI is the international organization that represents airport interests with governments and agencies, develops standards, practices and policies and provides information and training to raise quality standards in airport management and operations.  It has 591 members operating 1,861 airports in 177 countries and territories.  Since its creation in 2006, the Airport Service Quality Awards (“ASQ Awards”) have become the world’s leading airport passenger satisfaction benchmark, with over 220 airports participating.  The ASQ Awards recognize the best airports in the world based on ACI’s ASQ passenger satisfaction survey.

Zihuatanejo International Airport

The Zihuatanejo airport is our ninth most important airport based on passenger traffic.  According to the Mexican Bureau of Civil Aviation, the Zihuatanejo airport was the 27th busiest airport in Mexico in 2013 based on commercial and general aviation passenger traffic.  In 2011, 2012 and 2013, it accounted for approximately 4.1%, 3.6% and 3.5%, respectively, of our terminal passenger traffic.

In 2011, 2012 and 2013, a total of 480,613, 457,906 and 459,799 terminal passengers, respectively, were served by the Zihuatanejo airport.  Of the terminal passengers in 2011, 61.4% were domestic, and 38.6% were international.  In 2012, 62.5% were domestic, and 37.5% were international.  In 2013, 62.7% were domestic, and 37.3% were international.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican economic conditions.

A total of 22 airlines operate at the airport (13 commercial airlines and nine charter airlines).  In 2013, the principal domestic airlines were Interjet, Aeroméxico Connect, Magnicharters and Aeroméxico.  In 2013, the non-Mexican airlines operating at the airport included Alaska Airlines, United and US Airways.  In 2013, airlines operating at this airport served five regular destinations during the year:  Mexico City, Toluca, Los Angeles, Houston and Phoenix.  In 2013, the most important charter airlines operating at this airport were Air Canada (Vancouver, Calgary, Montreal and Toronto), MN Airlines (Minneapolis), Air Transat (Montreal), Airtran Airways (Milwaukee) and Frontier (Denver).

The Zihuatanejo airport is located approximately 12 kilometers (7 miles) from the city of Zihuatanejo.  Situated in the state of Guerrero, with a population of 118,211 people, the city of Zihuatanejo is one of Mexico’s most attractive tourist destinations, with approximately 5,164 hotel rooms, according to the Ministry of Tourism, a marina, world-class golf courses and a growing residential real estate market.

The Zihuatanejo airport operates 14 hours a day, from 7:00 a.m. to 9:00 p.m. (local time).  The airport has one runway, which is 2,500 meters (8,202 feet) long with a runway capacity of 20 air traffic movements per hour.  The airport’s facilities include a terminal building encompassing an area of 9,710 square meters (104,517 square feet), including 1,027 square meters (11,055 square feet) of commercial space.  It has a six-position commercial aviation apron, a 21-position general aviation apron and two taxiways.  Currently, the Zihuatanejo airport has a public parking facility that accommodates 169 vehicles.

The quality of services offered at the Zihuatanejo airport has improved as a result of the rehabilitation of its runway, the remodeling and expansion of the departure gate area and the reconfiguration of the passenger and carry-on luggage screening area.

Regional Destinations

Chihuahua International Airport

The Chihuahua airport is our third most important airport based on passenger traffic and air traffic movements and our third most important airport based on aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Chihuahua airport was the 15th busiest airport in Mexico in 2013 based on commercial and general aviation passenger traffic.  In 2011, 2012 and 2013, it accounted for approximately 6.6%, 6.8% and 6.7%, respectively, of our terminal passenger traffic.

In 2011, 2012 and 2013, a total of 782,133, 855,129 and 885,659 terminal passengers, respectively, were served by the Chihuahua airport.  Of the terminal passengers in 2011, 91.2% were domestic, and 8.8% were international.  In 2012, 91.3% were domestic, and 8.7% were international.  In 2013, 91.0% were domestic, and 9.0% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of 10 airlines operate at the airport (nine commercial airlines and one charter airline); the principal airlines are Aeroméxico Connect, Volaris, Interjet, Aeroméxico, VivaAerobus, American Eagle and United.  In 2013, airlines operating at this airport served 13 destinations, including Mexico City, Monterrey, Guadalajara, Cancún, Hermosillo, Ciudad Juárez, Dallas and Houston.  Volaris started flying to Cancún and Tijuana on July 1, 2013 and October 15, 2013, respectively.  VivaAerobus started flying to and from Guadalajara on February 15, 2010, and ended this route on August 19, 2011.  On May 22, 2012, Volaris and from started flying to and from Guadalajara three times a week.  On May 12, 2012, Aeroméxico started flying charter routes to and from Puerto Vallarta, Mazatlán and Cancún.

The Chihuahua airport is located approximately 18 kilometers (11 miles) from the city of Chihuahua, the capital of the state of Chihuahua.  The city’s population is 794,139.  The state of Chihuahua ranks 14th largest based on GDP.  Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

The Chihuahua airport operates 14 hours a day, from 7:00 a.m. to 9:00 p.m. (local time),  The airport has three runways, with lengths of 2,600 meters (8,530 feet), 2,400 meters (7,874 feet) and 1,100 meters (3,609 feet), respectively.  The runway system has a capacity of 40 air traffic movements per hour.  The airport also has an instrument landing system on runway 36.  The airport occupies a total area of approximately 921.4 hectares (3.56 square miles).  The airport’s facilities include a terminal building with a total area of approximately 7,813 square meters (84,098 square feet), including 876 square meters (9,429 square feet) of commercial space, an eight-position apron for commercial aviation, a 21-position apron for general aviation, four taxiways, a one-position apron for airfreight and one air bridge.  The airport has six gates for international or domestic flights.  Currently, the Chihuahua airport has a public parking facility that accommodates 298 vehicles.

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

Culiacán International Airport

The Culiacán airport is our second most important airport based on passenger traffic, air traffic movements and contribution to aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Culiacán airport was the 10th busiest airport in Mexico in 2013 based on commercial and general aviation passenger traffic.  In 2011, 2012 and 2013, it accounted for approximately 9.1%, 9.3% and 9.4%, respectively, of our terminal passenger traffic.

In 2011, 2012 and 2013, a total of 1,070,706, 1,168,380 and 1,252,235 terminal passengers, respectively, were served by the Culiacán airport.  Of the terminal passengers in 2011, 98.8% were domestic, and 1.2% were international.  In 2012, 98.5% were domestic, and 1.5% were international.  In

2013, 98.5% were domestic, and 1.5% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation.  In 2011, 2012 and 2013, commercial aviation accounted for approximately 96.8%, 97.5% and 98.2%, respectively, and general aviation accounted for approximately 3.2%, 2.5% an 1.8%, respectively, of the airport’s terminal passenger traffic.

A total of six commercial airlines operate at the airport; the principal airlines are Volaris, VivaAerobus, Aeroméxico, Aeroméxico Connect, Interjet, and Transportes Aeropacífico.  In 2013, airlines operating at this airport served nine destinations, including Tijuana, Mexico City, Monterrey, Guadalajara, La Paz, San José del Cabo, Hermosillo, Loreto and Las Vegas.  Volaris started flying to and from Hermosillo on October 19, 2012, but stopped flying this route on November 30, 2012.  Volaris also started flying a weekly international route to and from Los Angeles on August 4, 2012.  Aeroméxico Connect started flying to and from Loreto on March 24, 2013 and Aeroméxico started flying to and from Tijuana on October 1, 2013.

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

The Culiacán airport operates 16 hours a day, from 6:00 a.m. to 10:00 p.m. (local time).  Its runway capacity is 20 air traffic movements per hour.  The airport occupies a total area of 294.3 hectares (1.14 square miles) and has two air bridges.  An additional parcel of 32.5 hectares (0.13 square miles) of land in the southern part of the airport was acquired in 2008 as a strategic land reserve that we expect will allow future runway extension, as contemplated in the master development programs.

In 2002, in order to improve efficiency, we completed the construction of a new 8,046-square-meter (86,607-square-foot) terminal that includes 1,217 square meters (13,096 square feet) of commercial space, a boarding lounge, 15 commercial establishments, a 272-space public parking area, a five-position apron for commercial aviation and two air bridges.  In 2009, the commercial apron was reconfigured to simultaneously park up to eight aircraft and still have the capacity to simultaneously accommodate up to five type-C aircraft and at least one type-B (regional) aircraft.

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

Durango International Airport

In each of 2011, 2012 and 2013, the Durango airport accounted for approximately 1.8% of our terminal passenger traffic.

In 2011, 2012 and 2013, a total of 227,131, 241,946 and 235,952 terminal passengers, respectively, were served by the Durango airport.  Of the terminal passengers in 2011, 91.3% were domestic, and 8.7% were international.  In 2012, 90.1% were domestic, and 9.9% were international.  In 2013, 90.9% were domestic, and 9.1% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of three commercial airlines currently operate at the airport:  Aeroméxico Connect, Aeromar and United.  United started flying a weekly route to and from Los Angeles on March 10, 2012.  Aeromar began operating at this airport on April 15, 2011, with two daily flights to and from Mexico City.

In 2013, airlines operating at this airport served four direct destinations (Mexico City, Tijuana, Houston and Los Angeles) throughout the entire year.

The Durango airport is located approximately 16 kilometers (10 miles) from the City of Durango, which has a population of 582,267.  The state of Durango is rich in natural resources and is Mexico’s leading producer of gold, silver, lead and zinc.

The Durango airport operates 14 hours a day, from 6:00 a.m. to 8:00 p.m. (local time).  The airport’s runway is 2,900 meters (9,514 feet) long.  The runway has five taxiways and a capacity of 40 air traffic movements per hour.

The airport’s total area is 552.2 hectares (2.13 square miles).  Its facilities include a 3.878-square-meter (41,742-square-foot) terminal building with 142 square meters (1,528 square feet) of commercial space.  It has a four-position commercial aviation apron, a 29-position general aviation apron and a 138-space public parking area.  The airport has two boarding gates for international or domestic flights.

Improvements to the airport in 2008 included an improved boarding lounge for international and domestic flights, the expansion of the concourse, the expansion of the check-in area, improvement of commercial spaces, the expansion of the public parking lots and the separation of the arrival and departure areas.

San Luis Potosí International Airport

According to the Mexican Bureau of Civil Aviation, the San Luis Potosí airport was the 34th busiest airport in Mexico in 2013 based on commercial and general aviation passenger traffic.  In 2011, 2012 and 2013, the San Luis Potosí airport accounted for approximately 2.1%, 2.2% and 2.0%, respectively, of our terminal passenger traffic.

In 2011, 2012 and 2013, a total of 248,645, 271,107 and 261,699 terminal passengers, respectively, were served by the San Luis Potosí airport.  Of the terminal passengers in 2011, 67.6% were domestic, and 32.4% were international.  In 2012, 62.3% were domestic, and 37.7% were international.  In 2013, 63.5% were domestic, and 36.5% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of seven commercial airlines operate at the airport:  Aeroméxico Connect, Aeromar, Volaris, Magnicharters, Aeroméxico, American Eagle and United.  In 2013, airlines operating at this airport served six destinations (three domestic routes and three international routes).  Of these destinations, the airport’s most important direct routes were Mexico City, Dallas and Houston.

The San Luis Potosí airport is located approximately 15 kilometers (9 miles) from the northeast city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of 772,604.  The city of San Luis Potosí has 17 industrial parks, 1,235 km (767 miles) of railways, 11,517 km (7,156 miles) of highways and. according to the “Doing Business 2013”report published by the World Bank, San Luis Potosí is the fifth easiest city in Mexico to do business.  The airport operates 24 hours a day and has two runways and main runway capacity of 20 air traffic movements per hour.  The principal runway is 3,000 meters (9,843 feet) long, and the secondary runway is 1,000 meters (3,281 feet) long.  The airport has a total area of 519.8 hectares (2.00 square miles).  The airport’s facilities include a terminal building with approximately 3,832 square meters (41,247 square feet), including 444 square meters (4,779 square feet) of commercial space, a five-position platform for commercial aviation, a 27-position platform for general aviation, two taxiways, a boarding lounge and a public parking facility that accommodates 213 vehicles.  The airport’s navigational aids include precision approach path indicators, VHF omnidirectional radio and an instrument landing system on runway 14.

In 2013, the terminal building was remodeled.  As a result of the improvement and expansion project, the airport’s terminal building now includes a larger check-in area of approximately 545 square meters (5,866 square feet) and an expanded waiting lounge of 485 square meters (5,221 square feet).  Further improvements to the airport included the construction of a 148-square-meter (1,593-square-foot) ramp-handling and baggage-handling area and enlargements of other areas such as the baggage-screening service area, the passenger-inspection point area.

Tampico International Airport

According to the Mexican Bureau of Civil Aviation, the Tampico airport was the 20th  busiest airport in Mexico in 2013 based on commercial and general aviation passenger traffic.  In 2011, 2012 and 2013, it accounted for approximately 4.7%, 4.7% and 4.6%, respectively, of our terminal passenger traffic.

In 2011, 2012 and 2013, a total of 548,083, 594,797 and 608,813 terminal passengers, respectively, were served by the Tampico airport.  Of the terminal passengers in 2011, 91.5% were domestic, and 8.5% were international.  In 2012, 92.6% were domestic, and 7.4% were international.   In 2013, 92.6% were domestic, and 7.4% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

In 2013, the five commercial airlines operating at the airport were Interjet, Aeroméxico Connect, VivaAerobus, Aeromar and United, serving seven direct destinations:  Mexico City, Monterrey, Cancún, Veracruz, Villahermosa, Guadalajara and Houston.  VivaAerobus started flying to and from Cancún on June 7, 2013.  VivaAerobus stopped flying to and from Mexico City and Toluca on January 4, 2013 and August 30, 2013, respectively.  Aeromar stopped flying to and from Reynosa on February 27, 2013.

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

The airport’s total area is 391.7 hectares (1.51 square miles).  Its facilities include a 6,833-square-meter (73,550-square-foot) terminal building, of which 683 square meters (7,351 square feet) are commercial spaces.  It has a seven-position apron for commercial aviation, an 18-position apron for general aviation, two taxiways and four boarding gates.  Currently, the Tampico airport has a public parking facility that accommodates 257 vehicles.

Torreón International Airport

According to the Mexican Bureau of Civil Aviation, the Torreón airport was the 26th busiest airport in Mexico in 2013 based on commercial and general aviation passenger traffic.  In 2011, 2012 and 2013, the Torreón airport accounted for approximately 3.2%, 3.3% and 3.5%, respectively, of our terminal passenger traffic.

In 2011, 2012 and 2013, a total of 375,669, 415,244 and 467,398 terminal passengers, respectively, were served by the Torreón airport.  Of the terminal passengers in 2011, 86.3% were domestic, and 13.7% were international.  In 2012, 85.2% were domestic, and 14.8% were international.  In 2013, 88.1% were domestic, and 11.9% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

In 2013, a total of eight commercial airlines operated at the airport, the principal of which were Aeroméxico, VivaAerobus, Aeroméxico Connect, Interjet, Aeromar, Magnicharters, American Airlines and United.  In 2013, these airlines served eight direct destinations:  Mexico City, Guadalajara, Cancún, Chihuahua, Hermosillo, Monterrey, Dallas and Houston.  On March 1, 2011, VivaAerobus began operating a daily route to and from Mexico City.  VivaAerobus started flying to and from Cancún and Guadalajara on June 1, 2013 and September 2, 2013, respectively.  Interjet started flying to and from Mexico City on July 8, 2013.

The Torreón airport is located in the city of Torreón, which is part of the La Laguna region, Mexico’s top dairy-producing region and an important industrial and commercial region, with nearly 300 maquiladoras.  Approximately 639,629 people live in the city of Torreón, and approximately 1.2 million people live in La Laguna region.

The Torreón airport operates 14 hours a day, from 7:00 a.m. to 9:00 p.m. (local time).  The airport has two runways.  The principal runway measures 2,755 meters (9,038 feet) in length, and the secondary runway measures 1,718 meters (5,636 feet) in length.  The airport has a runway capacity of 20 air traffic movements per hour.

The airport’s total area is 364.2 hectares (1.41 square miles).  Its facilities include a terminal building of 5,447 square meters (5,863 square feet), of which 545 square meters (5,866 square feet) are commercial space, an eight-position apron for commercial aviation, a nine-position apron for general aviation, two taxiways, five boarding gates, several VIP lounges and one air bridge.  Currently, the Torreón airport has a public parking facility that accommodates 134 vehicles.

Zacatecas International Airport

According to the Mexican Bureau of Civil Aviation, the Zacatecas airport was the 35th busiest airport in Mexico in 2013 based on commercial and general aviation passenger traffic.  In 2011, 2012 and

2013 the Zacatecas airport accounted for approximately 2.1%, 2.1% and 2.0%, respectively, of our terminal passenger traffic.

In 2011, 2012 and 2013, a total of 248,029, 265,264 and 259,677 terminal passengers, respectively, were served by the Zacatecas airport.  Of the terminal passengers in 2011, 75.3% were domestic, and 24.7% were international.  In 2012, 72.3% were domestic, and 27.7% were international.  In 2013, 68.0% were domestic, and 32.0% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.  Currently, the four commercial airlines that operate at this airport are Volaris, Aeroméxico Connect, Interjet and American Eagle, which serve five direct destinations.  The airport’s domestic routes are to and from Mexico City and Tijuana.  The airport’s international routes are to and from Los Angeles, Chicago and Dallas.

On September 13, 2011, Volaris started flying to and from Mexico City.  International air traffic was negatively affected by Mexicana de Aviación’s suspension of operations.  Routes from Zacatecas to and from Oakland, Los Angeles and Chicago were operated by this airline.

In 2013, airlines operating at this airport served five destinations:  Mexico City, Tijuana, Los Angeles, Chicago and Dallas.  Volaris and Aeroméxico Connect started flying to and from Chicago on November 10, 2011, and December 2, 2011, respectively.  Aeroméxico Connect stopped flying its route to and from Chicago on March 31, 2012.

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

The airport’s total area is 216 hectares (0.83 square miles).  The terminal building is 5,707 square meters (61,430 square feet), of which 571 square meters (6,146 square feet) is commercial area.  It has a three-position apron for commercial aviation, a 12-position apron for general aviation, three boarding gates and a parking lot with 198 parking spaces.

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

In January 2012, we began construction of a solar park at Zacatecas airport.  The main objective of the solar park is the generation of sustainable electricity through state-of-the-art technology in solar panels and solar parabolic concentrators.  The solar park installation uses two different photovoltaic generation technologies: rigid monocrystalline silicon panels and photovoltaic parabolic concentrators, each with an installed capacity of 100 Kw in a land area of approximately 4,000 square meters (43,056 square feet), which in 2013 generated approximately 330,787 Kw/h for the airport, equivalent to approximately 40% of the airport’s total electricity requirements.  We believe that this solar park is among the first at an airport in Latin America.

Border Destinations

Ciudad Juárez International Airport

According to the Mexican Bureau of Civil Aviation, the Ciudad Juárez airport was the 18th busiest airport in Mexico in 2013 based on commercial and general aviation passenger traffic.  In 2011, 2012 and 2013, the Ciudad Juárez airport accounted for approximately 5.7%, 5.6% and 5.3%, respectively, of our terminal passenger traffic.

In 2011, 2012 and 2013, a total of 673,364, 699,394 and 702,904 terminal passengers, respectively, were served by the Ciudad Juárez airport.  Of the terminal passengers in 2011, 2012 and 2013, 99.8%, 99.9% and 99.8%, respectively, were domestic.

In 2013, six airlines operated at the airport (five commercial airlines and one charter airline), serving ten destinations.  In 2013, the airport served 10 direct routes (eight were commercial routes and two were charter routes).  Of these destinations, the airport’s most important direct routes were Mexico City, Guadalajara, Monterrey, Tijuana and Hermosillo.  On March 1, 2011, VivaAerobus started flying a daily route to and from Mexico City.  The Ciudad Juárez airport has general aviation international flights but does not currently have any international commercial routes.

VivaAerobus started flying to and from Mexico City and Guadalajara in 2010.  Aeroméxico has three daily direct flights to and from Mexico City.  Aeroméxico Connect serves destinations including Mexico City, Chihuahua, Guadalajara, Tijuana, Hermosillo and Monterrey.  Volaris started flying to and from Mexico City and Guadalajara on May 30, 2013 and to and from Cancún and Tijuana on July 4, 2013 and October 18, 2013, respectively.  VivaAerobus stopped flying to and from México City on January 6, 2013.

The airport is located in the city of Ciudad Juárez, which is near the U.S. border and has a population of 1,267,229.  The city is a major center of the maquiladora industry, exports 18% of the total manufactured exports in the country and has 21 industrial parks.  Because Ciudad Juárez is a popular entry point to the United States many of the airport’s passengers consist of Mexican migrant workers traveling to Ciudad Juárez in order to seek work in the United States.  Although the airport’s passengers are predominantly domestic, its passenger traffic and results of operations are affected by economic conditions in both Mexico and the United States.

The Ciudad Juárez airport operates 14 hours a day, from 7:00 a.m. to 9:00 p.m. (local time).  The airport has two runways.  The principal runway measures 2,700 meters (8,858 feet) in length with a capacity of 20 air traffic movements per hour, and the secondary runway measures 1,750 meters (5,741 feet) in length.

The airport’s total area is 381 hectares (1.47 square miles).  Its facilities include a terminal building of 6,210 square meters (66,844 square feet), consisting of 621 square meters (6,684 square feet) of commercial space, five boarding gates and two air bridges.  The airport has a seven-position commercial aviation apron, a nine-position general aviation apron, a one-position freight services apron and three taxiways.  Currently, Ciudad Juárez International Airport has a public parking facility that accommodates 280 vehicles.

Reynosa International Airport

According to the Mexican Bureau of Civil Aviation, the Reynosa airport was the 31st busiest airport in Mexico in 2012 based on commercial and general aviation passenger traffic.  In 2011. 2012 and 2013, the Reynosa airport accounted for approximately 1.8%, 2.4% and 3.0%, respectively, of our terminal passenger traffic.

In 2011, 2012 and 2013, a total of 216,599, 302,934 and 392,206 terminal passengers, respectively, were served by the Reynosa airport.  Of the terminal passengers in 2011, 2012 and 2013, 99.6%, 99.7% and 99.8%, respectively, were domestic.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

In 2013, VivaAerobus, Aeroméxico Connect, Interjet, Aeroméxico, and Aeromar operated at this airport serving Mexico City, Veracruz, Cancún, Poza Rica and Guadalajara .  On October 2, 2009, VivaAerobus started flying from Reynosa, being the first low-cost commercial airline to operate at this airport.  On September 1, 2010, Mexicana de Aviación cancelled operations at this airport.  On June 1, 2011, Aeromar started a daily route to and from Victoria City.  On March 12, 2012, VivaAerobus started flying to and from Mexico City.  On June 1, 2012, Aeromar started flying to and from Tampico every third day.

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

The Reynosa airport operates 12 hours a day, from 6:00 a.m. to 6:00 p.m. (local time).  The airport has one runway, which is 1,900 meters (6,234 feet) in length and has a runway capacity of 18 air traffic movements per hour.

The airport’s total area is approximately 418 hectares (1.61 square miles).  The terminal building is 2,608 square meters (28,072 square feet), which includes 326 square meters (3,509 square feet) of commercial area.  It has a three-position apron for commercial aviation, a 15-position apron for general aviation, two taxiways, two boarding gates and a public parking area with 120 spaces.  Additionally, in July 2010, a new general aviation terminal building opened for private aviation.  The building was created in order to improve the service of, and attract more, private air business.

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2013, over 12 international commercial airlines and eight Mexican commercial airlines operated flights at our 13 airports.  Grupo Aeroméxico and VivaAerobus operated the most flights at our airports, followed by Interjet, Volaris and Magnicharters.  In 2013, revenues from Grupo Aeroméxico and its affiliates were Ps. 715,343 thousand (U.S.$ 54.8 million), revenues from VivaAerobus were Ps. 400,824 thousand (U.S.$ 30.7 million), revenues from Interjet totaled Ps. 369,998 thousand (U.S.$ 28.3 million), and revenues from Volaris were Ps. 189,439 thousand (U.S.$ 14.5 million), representing 31.5%, 17.7%, 15.9% and 8.3%, respectively, of our aeronautical revenues from airline customers for 2013.  These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines.

Historically, traditional carriers such as Aeroméxico and Mexicana de Aviación had represented a substantial majority of the Mexican commercial airline market.  In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2013, passengers traveling on discount and low-cost carriers, such as VivaAerobus, Interjet and Volaris, accounted for approximately 51.9% of our commercial aviation passenger traffic.  Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has the potential to significantly increase the use of air transportation in Mexico.

Aeroméxico was previously owned by the Mexican government.  In November 2007, the Mexican Government, through NAFIN and IPAB (Instituto para la Protección al Ahorro Bancario) sold all of its remaining ownership interest in Aeroméxico and its affiliates to a group of investors led by Banco Nacional de México (“Banamex”).

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

The following table sets forth our principal air traffic customers for the years ended December 31, 2011, 2012 and 2013:

	Percentage of Aeronautical Revenues

Principal Air Traffic Customers	2011	2012	2013

Domestic:

Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	31.8%	31.2%	31.5%

VivaAerobus	15.3%	17.8%	17.7%

Interjet	15.1%	15.8%	15.9%

Volaris	7.4%	7.9%	8.3%

Grupo Aeromonterrey	2.8%	3.4%	3.2%

Aeromar	1.2%	1.2%	1.0%

I.C.C.S.	1.1%	0.5%	0.4%

Menzies Aviation	0.4%	0.4%	0.4%

DHL Express México	0.3%	0.3%	0.6%

Other	8.4%	5.6%	6.1%

Total domestic	84.1%	84.0%	85.1%

International:

United	5.6%	5.5%	4.7%

American Airlines (including American Eagle)	3.8%	4.5%	4.5%

Delta	1.3%	1.4%	1.5%

Alaska Airlines	1.5%	1.4%	1.3%

US Airways (formerly America West (including Mesa))	1.1%	0.8%	0.9%

Charters	0.7%	0.5%	0.4%

Other	1.8%	1.9%	1.6%

Total international	15.9%	16.0%	14.9%

Total	100.0%	100.0%	100.0%

Complementary Services Customers

As of December 31, 2013, our principal complementary services clients are three principal providers of ramp-handling and baggage-handling services, Menzies Aviation, AGN Aviation Services, S.A. de C.V., and Administradora Especializada en Negocios, S.A. de C.V., which provided Ps. 9,063 thousand, Ps. 8,185 thousand and Ps. 5,799 thousand, respectively, of revenues in the form of access fees in 2013.

Our primary catering client is Aerococina, S.A. de C.V., which provided Ps. 1,194 thousand in revenues in the aggregate in the form of access fees in 2013.

Principal Non-Aeronautical Services Customers

As of December 31, 2013, we were party to approximately 1,195 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time-share sales and promotions services and tourist information and promotion services.  As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers.  In 2013, our largest commercial customers were CMI (advertising), Aerocomidas, S.A. de C.V. (food and beverage), Operadora Aeroboutiques, S.A. de C.V. (duty paid stores), Dufry México, S.A. de C.V. (duty free), Especialistas en Alta Cocina, S.A. de

C.V., Wings (food and beverage), ISA Corporativo, S.A. de C.V. (passenger services), FedEx de México, S. de R.L. de C.V. (leasing of warehouse space), Aeroméxico, American Express Company México, S.A. de C.V. (VIP lounges for commercial aviation passengers), Estafeta (leasing of landing space) and ICCS (VIP lounges for executive aviation passengers).

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

The Mexican Airport and Auxiliary Services agency currently operates 12 small airports in Mexico’s northern region, which collectively served 1,145,245 passengers in 2013, representing an increase of 10.5% from 2012 traffic, mainly as a result of the increases in passenger traffic transported to and from Tepic, Querétaro, Loreto and Ciudad Obregón.

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

For instance, on February 6, 2014, the Mexican government announced that the Ministry Communications and Transport granted to Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V., a concession for 20 years to construct, operate and exploit a civil-aviation airport in the municipality of Bocoyna, Chihuahua, located 250 kilometers (144 miles) from the city of Chihuahua, within an area of 95.5 hectares (0.4 square miles).  The Bocoyna airport is expected to operate daily public and private domestic flights, has an ICAO Category 3C rating and could present competition to our airport located in the municipality of Chihuahua, which has a higher ICAO Category 4D rating and is located 18 kilometers (11.2 miles) from the city of Chihuahua.

Sustainability and Our Corporate Culture

Sustainability is one of the core values of our corporate culture.  Our integrated management system focuses on quality, customer service, occupational health and safety, environmental care, corporate social responsibility and corporate governance.  This allows us to respond in a balanced way to the relevant aspects of our stakeholders through different actions and projects in our 13 airports.

Awards and Recognition

We have been included in the Sustainability Index of the Mexican Stock Exchange (Índice Sustentable de la Bolsa Mexicana de Valores) for three years in a row.  The current Sustainability Index is valid through January 31, 2015.  We were also included in the Transparency in Corporate Sustainability Index (Índice de Transparencia en Sustentabilidad Corporativa) published by GESOC (Gestión Social y Cooperación A.C.) and the Center for the Study of Institutional Governance at the IPADE Business School in 2011.

Since December 8, 2006, we have held a multisite ISO 9001 certification for our 13 airports and corporate offices.

On August 15, 2011, we received a multisite ISO 14001:2004 certification for our 13 airports and corporate offices.  This certificate was issued by Lloyd’s Register Quality Assurance and is valid until August 14, 2014.  The inspection and recertification process for our facilities is expected to occur in June 2014, before the certificate expires.

On August 25, 2011, we received a multisite OHSAS 18001:2007 certification for our 13 airports and corporate offices, valid through August 25, 2014.  The inspection and recertification process for our facilities is expected to occur in June 2014, before the certificate expires.

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

For the fourth consecutive year in 2013, we received a “Great Place to Work” Certificate granted by Great Place to Work en México, ranking 56 in the top 100 companies to work for in Mexico, according to the ranking published by this organization.

On April 7, 2013, for the sixth consecutive year, we received the Socially Responsible Business Distinction (Distintivo de Empresa Socialmente Responsible) granted by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía).

On May 30, 2012, we signed a partnership agreement with the Universidad Autónoma de Guerrero and launched a project to jointly assist in the preservation of the Tres Palos Lagoon and mangrove areas near the Acapulco airport.  In 2013, the first phase of the project was concluded by concluding a social and environmental assessment of the communities that are close to the Lagoon.  Additionally, 2013 was the second year of operation the Environmental Management Unit (Unidad de Manejo Ambiental) for the restoration of Mangle Botoncillo mangroves near the Zihuatanejo airport.

On July 13, 2013, for the fourth consecutive year, we received an Addiction-Free Company Certificate (Certificado de Empresa Libre de Adicciones) issued by Premeditest for all of our workplace locations.

On March 6, 2013, Euromoney published its ranking of the Best Managed Companies in Latin America in 2013, in which we were ranked third in the Transport/Shipment/Logistics Sector.

In 2013, the Mexican Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social) granted Level I Safe Company Certificates (Certificado de Empresa Segura Nivel I) to the Ciudad Juárez airport.

In 2013, the Acapulco airport renewed its Environmental Quality Certificate (Certificado de Calidad Ambiental) issued by the Federal Attorney for Environmental Protection (Procuraduría Federal de Protección al Ambiente) for compliance with environmental regulations and adoption of environmentally-sound practices.

Also, in 2013, the Ciudad Juárez Airport received a Family Responsibility Company Certificate (Certificado de Empresa Familiarmente Responsible) granted by the Mexican Ministry of Labor and Social Welfare The Reynosa Airport received this certificate in 2012.

For the second time, on February 14, 2014, the Mazatlán airport was named the Best Regional Airport of 2013 in Latin America and the Caribbean by ACI.  Previous recognition was previously awarded in 2012.

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

•                 the Mexican Federal Economic Competition Law, enacted December 24, 1992; and

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

Under the Mexican Airport Law, the holder of a concession granted by the Ministry of Communications and Transportation is required to construct, operate, maintain and develop a public service airport in Mexico.  A concession generally must be granted pursuant to a public bidding process, except for:  (i) concessions granted to either (a) entities considered part of “the federal public administration” as defined under Mexican law or (b) private companies whose principal shareholders may be a state or municipal government; (ii) concessions granted to operators of private airports (who have operated privately for five or more years) wishing to begin operating their facilities as public service airports; and (iii) complementary concessions granted to existing concession holders.  Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand.  On June 29, 1998, the Ministry of Communications and Transportation granted 13 concessions to operate, maintain and develop the 13 principal airports in Mexico’s Central North region to our subsidiaries.  Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process.  However, the process of selling Series BB shares currently representing 14.7% of our capital stock to our strategic shareholder pursuant to the privatization process was conducted through a public bidding process.  Each of our concessions was amended on September 12, 2000, in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.

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

On June 6, 2012, the General Law on Climate Change was adopted and published in the Official Gazette, which, among other objectives, (i) regulates greenhouse gases and emissions so as to stabilize their concentrations in the atmosphere to a point where they will not increase climate change, in consideration of the goals set forth by the UN Framework Convention on Climate Change the provisions derived therein; (ii) promotes the education, research, development and technology transfer, innovation and promotion with respect to adapting to and mitigating climate change; and (iii) promotes the transition to a competitive, sustainable and low-carbon economy.

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

Concession Tax

Under Article 232-A of the Mexican Federal Duties Law, holders of airport concessions must pay a tax for the use of state-owned assets.  As such, each of our subsidiary concession holders is required to pay a concession tax based on its gross annual revenues from the use of public domain assets pursuant to the terms of its concession.  Currently, this concession tax is set at a rate of 5 % and may be revised at any time by the Mexican government.  Our concessions provide that we may request an amendment of our maximum rates if there is a change in this concession tax, although there can be no assurance that this request will be honored.

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

Each concession holder and any third party providing services at an airport is required to carry specified insurance in amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the Ministry of Communications and Transportation.  To date, the Ministry of Communications and Transportation has not specified the required amounts of insurance.  We may be required to obtain additional insurance once these amounts are specified.

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

In 2013, approximately 66.4% of our total revenues were earned from aeronautical services subject to price regulation under the maximum rates.  Approximately 74.0% of the sum of our aeronautical and non-aeronautical revenues were earned from aeronautical services subject to price regulation under the maximum rates.

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

Historical Maximum Rates(1)

	Year Ended December 31,
	2006	2007	2008	2009	2010
Acapulco	178.08	176.73	175.41	174.09	172.79
Ciudad Juárez	139.14	138.10	137.07	136.04	135.02
Culiacán	163.19	162.05	165.44	164.29	163.13
Chihuahua	155.96	154.87	158.61	157.50	156.40
Durango	171.98	170.69	169.39	168.13	166.87
Mazatlán	176.75	175.43	174.11	172.80	171.51
Monterrey	142.43	141.36	140.30	139.26	138.21
Reynosa	161.30	160.10	158.89	157.71	156.52
San Luis Potosí	120.42	119.52	118.62	117.74	116.85
Tampico	170.60	169.32	168.06	166.80	165.54
Torreón	174.12	172.80	171.51	170.22	168.94
Zacatecas	180.43	179.08	177.73	176.40	175.08
Zihuatanejo	181.78	180.42	179.05	177.72	176.38

(1)          Expressed in constant pesos as of December 31, 2013, as required by the maximum rate regulation.  The maximum rate for each succeeding year from 2006 is reduced by the efficiency factor of 0.75% per year.

Current Maximum Rates(1)

	Year Ended December 31,
	2011	2012	2013(2)	2014	2015
Acapulco	195.53	194.16	200.95	199.55	198.15
Ciudad Juárez	152.97	151.89	154.99	153.91	152.83
Culiacán	155.96	154.87	158.61	157.50	156.40
Chihuahua	163.19	162.05	165.44	164.29	163.13
Durango	186.85	185.54	187.53	186.22	184.92
Mazatlán	181.75	180.48	184.65	183.36	182.08
Monterrey	152.45	151.38	153.17	152.10	151.03
Reynosa	176.66	175.43	177.46	176.22	174.99
San Luis Potosí	131.58	130.66	131.86	130.93	130.02
Tampico	177.50	176.25	178.17	176.92	175.68
Torreón	185.51	184.20	186.01	184.71	183.42
Zacatecas	197.93	196.54	198.55	197.15	195.77
Zihuatanejo	197.22	195.84	200.91	199.51	198.12

(1)          Expressed in constant pesos as of December 31, 2013, as required by the maximum rate regulation.  The maximum rate for each succeeding year from 2013 is reduced by the efficiency factor of 0.70% per year.

(2)          Increases to maximum rates for 2013 were negotiated with the Mexican Bureau of Civil Aviation to take into account the maintenance costs of baggage-screening systems in all of our airports required by mandatory circular CO SA-17.2/10 R2.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City).  On December 31, 2013, the daily minimum wage in Mexico City was Ps. 67.29.  As a result, the maximum penalty at such date could have been Ps. 3,365 thousand (U.S.$ 257,516) per airport.

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

Increases in Maximum Rates Associated with Baggage-Screening Services

On March 29, 2013, the Mexican Bureau of Civil aviation published mandatory circular CO SA-17.2/10 R2, which supersedes mandatory circular CO SA-17.2/10 R1 and requires that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines to provide the service to the airlines.  On November 30, 2012, after negotiation with the Mexican Bureau of Civil Aviation, the maximum rates of our thirteen airports were increased to take into account the maintenance cost incurred due to the operation of baggage-screening equipment.  The maximum rate increase became effective on January 1, 2013.

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

•                 if a person has the ability to control the outcome of meetings of the shareholders of a concession holder;

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

In the event of war, public disturbances or threats to national security, the Mexican government may assume the operations (through a process known as requisa) of any airport, airport and complementary services as well as any other airport assets.  Such government action may exist only during the duration of the emergency.  Except in the case of war, the Mexican government is required to compensate all affected parties for any damages or losses suffered as a result of such government action.  If the Mexican government and a concession holder cannot agree as to the appropriate amount of damages or losses, the amount of damages shall be determined by experts jointly appointed by both parties, and the amount of losses shall be determined based on the average net income of the concession holder during the previous year.

The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession.  On December 31, 2013, the daily minimum wage in Mexico City was Ps. 67.29.  As a result, the maximum penalty at such date could have been Ps. 26,916 thousand (U.S.$ 2.1 million) per airport.

Consequences of Termination or Revocation of a Concession

Upon termination, whether as a result of expiration or revocation, the real estate and fixtures that were the subject of the concession automatically revert to the Mexican government.  In addition, upon termination, the Mexican government has a preemptive right to acquire all other assets used by the concession holder to provide services under the concession at prices determined by expert appraisers appointed by the Ministry of Communications and Transportation.  Alternatively, the Mexican government may elect to lease these assets for up to five years at fair market rates as determined by expert appraisers appointed by the Mexican government and the concession holder.  In the event of a discrepancy between appraisals, a third expert appraiser must be jointly appointed by the Mexican government and the concession holder.  If the concession holder does not appoint an expert appraiser, or if such appraiser fails to determine a price, the determination of the appraiser appointed by the Mexican government will be conclusive.  If the Mexican government chooses to lease the assets, it may thereafter purchase the assets at their fair market value, as determined by an expert appraiser appointed by the Mexican government.

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

Environmental Matters

Regulation

Our operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment.  The major federal environmental laws applicable to our operations are:  (i) the General Law of Ecological Equilibrium and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente) or the “General Environmental Law,” and its regulations, which are administered by the Ministry of the Environment and Natural Resources and enforced by the Ministry’s enforcement branch, the Federal Attorney for Environmental Protection; (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos), or the “Law on Waste”, which is also administered by the Ministry of the Environment and Natural Resources and enforced by the Federal Attorney for Environmental Protection; (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission, also a branch of the Ministry of the Environment and Natural Resources; (iv) the General Law of Climate Change; and (v) the Federal Law of Environmental Responsibility (Ley Federal de Responsabilidad Ambiental).

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

In accordance with the General Law of Climate Change, individuals and entities that are responsible for sources of emission that are subject to environmental reporting are obligated to compile necessary information, data and documents with respect to direct and indirect emissions for the inclusion in the Mexican National Registry of Emissions (Registro Nacional de Emisiones).  Consequently, we are obligated to comply with this requirement beginning on January 1, 2015.

Furthermore, on June 7, 2013, the Federal Law of Environmental Responsibility was published in the Mexican Official Gazette of the Federation and requires that any person or entity who, whether by act or omission, directly or indirectly, causes harm to the environment, is obligated to repair such harm.  If repair of such harm is not possible, such person is required to pay compensation for the harm caused and take any action necessary to avoid any additional harm or damage.  Likewise, this law establishes a judicial procedure for environmental responsibility through which any physical or moral person with a legitimate interest can sue for repair and compensation for harm done to the environment.

Environmental Certification

In 2011, we received ISO 14001:2004 environmental certification for our 13 airports under the multisite scheme.  This certification recognizes us as a company that is committed to sound environmental practices.  The ISO 14001:2004 certification provides each of the 13 airports in the group with an environmental management system, including methodology for self-assessment and confirming compliance with our environmental policy.  The inspection and recertification process is expected to begin in June 2014.

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

On February 26, 2009, a legislative initiative was filed with Mexico’s Congress by representatives of PRD (Partido de la Revolución Democrática), PT (Partido del Trabajo) and CONVERGENCIA.

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

As of April 15, 2014, no such regulatory changes had been enacted.  Although we do not expect that the Competition Commission Chairman’s report or the congressional initiative will result in any regulatory changes in the short term, there can be no assurance that changes to the airport regulatory framework will not occur in the future.

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of December 31, 2013, including our direct and indirect ownership interest in each:

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description
Aeropuerto de Acapulco, S.A. de C.V.	Mexico	100	Holds concession for Acapulco International Airport

Aeropuerto de Ciudad Juárez, S.A. de C.V.	Mexico	100	Holds concession for Ciudad Juárez International Airport

Aeropuerto de Culiacán, S.A. de C.V.	Mexico	100	Holds concession for Culiacán International Airport

Aeropuerto de Chihuahua, S.A. de C.V.	Mexico	100	Holds concession for Chihuahua International Airport

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description
Aeropuerto de Durango, S.A. de C.V.	Mexico	100	Holds concession for Durango International Airport

Aeropuerto de Mazatlán, S.A. de C.V	Mexico	100	Holds concession for Mazatlán International Airport

Aeropuerto de Monterrey, S.A. de C.V.	Mexico	100	Holds concession for Monterrey International Airport

Aeropuerto de Reynosa, S.A. de C.V.	Mexico	100	Holds concession for Reynosa International Airport

Aeropuerto de San Luis Potosí, S.A. de C.V.	Mexico	100	Holds concession for San Luis Potosí International Airport

Aeropuerto de Tampico, S.A. de C.V.	Mexico	100	Holds concession for Tampico International Airport

Aeropuerto de Torreón, S.A. de C.V.	Mexico	100	Holds concession for Torreón International Airport

Aeropuerto de Zacatecas, S.A. de C.V.	Mexico	100	Holds concession for Zacatecas International Airport

Aeropuerto de Zihuatanejo, S.A. de C.V.	Mexico	100	Holds concession for Zihuatanejo International Airport

Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	Mexico	100	Provider of administrative and other services at certain of our airports.

Operadora de Aeropuertos del Centro Norte, S.A. de C.V.	Mexico	100	Provider of operational services to our concessionaries.

Holding Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	100

Holds 90% of the shares of the Consortium to develop and operate an NH-branded hotel and commercial areas inside the new Terminal 2 of Mexico City International Airport. A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%.

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description
Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	90

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

Holds 85% of the shares of the investment project to develop and operate a Hilton Garden Inn and commercial areas at the Monterrey airport. Grupo Hotelero Santa Fe, S. de R.L. de C.V. owns the remaining 15%.

Servicios Aero Especializados del Centro Norte, S.A. de C.V.	Mexico	100	Provider of administrative and other services at certain of our airports.

OMA VYNMSA Aero Industrial Park, S.A. de C.V.	Mexico	51	Entity created to build and operate an industrial park at the Monterrey airport.

Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V.	Mexico	85	Holds a 20-year lease agreement with the Monterrey airport to develop and operate a 134-room hotel at the Monterrey airport under the brand Hilton Garden Inn.

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

Our consolidated financial statements included in this annual report are prepared in accordance with IFRS, as issued by the IASB.

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government.  The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers.  For example, approximately 66.4% of our total revenues in 2013 were earned from aeronautical services and approximately 74.0% of the sum of our aeronautical and non-aeronautical revenues in 2013 were earned from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation and the specific prices that we negotiate with airlines for the provision of aeronautical services.  The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.  In evaluating our aeronautical revenues, we focus principally on workload units, which measure volume, and aeronautical revenues per workload unit, which measures the contribution to aeronautical revenues from each workload unit.

We also derive revenues from non-aeronautical activities, which principally relate to the commercial activities carried out at our airports, such as the operation of parking facilities, advertising and the leasing of space to restaurants and retailers.  We also derive non-aeronautical revenues from diversification activities, such as hotel services, air cargo logistics services and real estate services; and complementary activities, which principally include the leasing of space to airlines and operating our baggage-screening system.  Our revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation (though they may be subject to regulation by other authorities).  Thus, our commercial revenues are principally affected by the passenger volume at our airports and the mix of commercial activities carried out at our airports.  We evaluate our non-aeronautical revenues by analyzing changes in overall non-aeronautical revenues and changes in non-aeronautical revenues per terminal passenger.

Faced with the difficult environment in 2008 and 2009, we undertook initiatives aimed at sustaining the level of our aeronautical and non-aeronautical revenues.  These include (i) ending the special incentive program at the Monterrey airport in August 2008; (ii) expanding and improving commercial operations inside our airports; and (iii) investing in diversification activities related to airports, such as the investment in the Terminal 2 NH Hotel.  The first initiative contributed to the growth in aeronautical revenues per passenger, and the last two initiatives contributed to the growth in both aeronautical revenues per passenger and non-aeronautical revenues per passenger.

During 2013, our business initiatives were focused on maximizing aeronautical revenues and increasing non-aeronautical revenues through (i) the promotion of route development and the optimization of rates; (ii) improving the commercial offering and the passenger experience inside our airport terminals; (iii)  increasing the operations of our current diversification businesses related to airports, such as the Terminal 2 NH Hotel and our OMA Carga business; and (iv) generating new sources of non-aeronautical revenues through new diversification activities that we expect to increase our revenues in the coming years.

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

Possible Amendments to the Mexican Federal Economic Competition Law

On February 20, 2014, a bill was introduced in Mexico’s Congress to amend the Federal Economic Competition Law.  The bill was approved by the House of Deputies on March 25, 2014 and has been passed to the Senate for review.  If approved, the new law would grant more power to the Mexican Competition Commission, including the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition, set higher fines for violations of the Federal Economic Competition Law, which includes important changes to rules governing mergers and anti-competitive behavior, and limit the availability of legal defenses against the application of the law.

As of April 15, 2014, the bill has not been approved.  If the bill is approved and the Mexican Competition Commission determines that any of the services we provide at our airports are deemed essential, we could be required to implement significant changes to our business operations, which may have a significant impact on our results of operations. We cannot predict if the new bill will be approved or the terms in which it will be approved. We also cannot predict the impact it would have on our business.

Secondary Global Public Offering

On May 15, 2013, we filed a shelf registration statement on Form F-3 with the SEC, which permits us or the selling shareholder named therein, Aeroinvest, to offer, from time to time, up to 100,000,000 Series B shares, directly or in the form of ADSs.  On July 12, 2013, Aeroinvest sold 69,000,000 shares, representing approximately 17.25% of our total capital stock, in an underwritten global public offering at a price of Ps. 40.00 per Series B share and U.S.$24.76 per ADS.

Fiscal Deconsolidation by Empresas ICA

In July 2013, our controlling shareholder, Empresas ICA, conducted a public offering through Aeroinvest and sold 69 million of its Series B shares and decreased its holdings in the Company by approximately 17.25% on July 12, 2013.  Pursuant to Mexican tax law, such a transaction represented a reduction of its shareholding in the Company and, as a result, we are no longer consolidated for tax purposes by Empresas ICA.

Hotel at Monterrey Airport

In July 2013, we, through our subsidiary OMA Logística, S.A. de C.V., signed an agreement with Grupo Hotelero Santa Fe, S. de R.L. de C.V., a Mexican hospitality investment and operating company, to develop and operate a 134-room hotel at the Monterrey airport under the Hilton Garden Inn brand through an investment of which OMA Logística, S.A. de C.V., holds 85% and Grupo Hotelero Santa Fe, S. de R.L. de C.V. holds 15%, to develop the project.  The Hilton Garden Inn at the Monterrey airport will include a restaurant and bar, business centers and a fitness center and will be easily accessible from Terminals A and B of the airport.  Construction of the hotel began in January 2014, and the hotel is expected to start operations during the first quarter of 2015.

Effects of Hurricane Manuel

In September 2013, Hurricane Manuel struck the Pacific coast of Mexico, affecting the Acapulco and Zihuatanejo airports.  The Acapulco airport ceased operations for five days and implemented “air bridge” operations to evacuate a total of 28,724 stranded passengers and did not collect fees from the airlines or passengers in connection with these operations.  The costs incurred by the Acapulco, Chihuahua and Zihuatanejo airports as a result of these storms did not have any material impact on our financial results.  At the Acapulco airport, we had Ps. 51,561 thousand in estimated damages.

Tax Reform Effects

In October 2013, Mexico’s Congress approved a tax reform that, among other changes, includes the repeal of Business Flat Tax Law, the repeal of the Tax on Cash Deposits Law, a 16% value added tax rate, the imposition of a 10% withholding tax on dividends, a new Income Tax Law, and new statutory tax rates, all of which are effective from January 1, 2014.  The repeal of Business Flat Tax Law and new statutory tax rates resulted in the elimination of existing deferred Business Flat Tax liabilities of Ps. 337,317 thousand.

Line of Credit with UPS Capital Business Credit

On April 11, 2014 we withdrew U.S.$ 3.1 million from a line of credit for rescue and firefighting equipment.  The line of credit is with UPS Capital Business Credit (guaranteed by Export-Import Bank of the United States (“Ex-Im Bank”)) and is valid through July 25, 2019.  The line of credit is guaranteed by the Acapulco, Chihuahua, Culiacan, San Luis Potosí, Zacatecas and Monterrey airports as primary obligors, jointly and severally, with respect to the payment of the principal and interest.  The interest rate is LIBOR plus 265 basis points.

Operating Results

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps. 13.0652 per U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2013.

Passenger and Cargo Volumes

In 2013, approximately 86.2% of the terminal passengers using our airports were domestic.  Domestic traffic increased by 6.4% and international traffic increased by 0.4% as compared to 2012.  In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States.  Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.  For instance, in 2013, airlines began receiving new aircrafts, which increased flight capacities and, thereby, passenger traffic.  Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2011, 2012 and 2013, our 13 airports handled approximately 88,599, 89,860 and 85,532 metric tons of cargo, respectively.  The decrease in air cargo transportation in 2013 was due to an increase in ground cargo transportation.  Increases in our cargo volume are beneficial to us for purposes of the maximum-rate calculations, as cargo increases the number of our workload units.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volume for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
Domestic terminal passengers(1)	9,988.3	10,769.2	11,459.25
International terminal passengers(1)	1,784.3	1,825.1	1,833,22
Total terminal passengers(1)	11,772.6	12,594.4	13,292.47
Cargo units(1)	886.0	898.6	855.32
Total workload units(1)	12,658.6	13,493.0	14,147.79
Change in total terminal passengers(2)	1.6%	7.0%	5.5%
Change in workload units(2)	1.3%	6.6%	4.9%

Aeronautical revenues(3)	1,870,177	2,130,662	2,268,869
Change in aeronautical revenues(2)	13.2%	13.9%	6.5%
Aeronautical revenues per workload unit	147.7	157.9	160.4
Change in aeronautical revenues per workload unit(1)(2)	11.7%	6.9%	1.6%

Non-aeronautical revenues(3)	588,671	688,957	796,501
Change in non-aeronautical revenues(2)	19.7%	17.0%	15.6%
Non-aeronautical revenues per terminal passenger(4)	50.0	54.7	59.9
Change in non-aeronautical revenues per terminal passenger(2)	17.9%	9.4%	9.5%
Non-aeronautical revenues per terminal passenger, excluding hotel services(4)(5)	37.9	42.1	46.6
Change in non-aeronautical revenues per terminal passenger, excluding hotel services(2)(5)	12.1%	11.0%	10.7%

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

In 2013, we served 13.3 million terminal passengers, of which 11.5 million were domestic and 1.8 million were international, and approximately 0.2 million were transit passengers.

Classification of Revenues

We classify our revenues into three categories:  revenues from aeronautical services, revenues from non-aeronautical services and revenues from construction services.  Historically, a substantial majority of our total revenues have been derived from aeronautical services.  For example, in 2013,

66.4% of our total revenues were derived from aeronautical services, and the remainder of our revenues was derived from non-aeronautical services and construction services.  Aeronautical services represented 74.0% of the sum of our aeronautical and non-aeronautical revenues.

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

Our revenues from non-aeronautical services are not subject to price regulation under our maximum rates and generally includes revenues earned from:  (i) commercial activities, such as car parking (which may be subject to certain municipal regulations, but not to our maximum rates), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as advertising, retail operators, food and beverage providers, car rental companies, time-share sales and promotions service providers, duty-free operators and fees collected from other miscellaneous sources, such as financial services providers, telecommunications providers and other passenger services providers; (ii) diversification activities, which include revenues earned by the operation of the Terminal 2 NH Hotel of Mexico City International Airport, OMA Carga operations (air cargo logistics services) and real estate services; and (iii) complementary activities, which principally include our checked baggage-screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations, as well as fees for access to federal zones.

We recognize revenues from construction services derived from the improvements made to airports that are included in our master development programs.  We recognize revenues and costs for improvements to airport concessions that are included in the airport’s master development program.  Construction service revenues related to the airport concession are determined based on negotiations between us and the Ministry of Communication and Transportation (recognized according to the percentage-of-completion method), as we construct or improve the airports based on the master development programs.  The Ministry of Communication and Transportation grants us the right to obtain revenues from the airport services rendered.

For a detailed description of the components of our aeronautical and non-aeronautical revenue categories, see “Item 4.  Information on the Company—Business Overview—Our Sources of Revenues.”

Fluctuations in the Peso

Between January 4, 2010, and December 30, 2011, the peso fluctuated between Ps. 12.91 per U.S.$ 1.00 and Ps. 13.95 per U.S.$ 1.00, reaching Ps. 14.25 per U.S.$ 1.00 on November 25, 2011.  From September 30, 2010, to March 31, 2011, the peso appreciated by approximately 5.4%, from Ps. 12.60 per U.S.$ 1.00 to Ps. 11.92 per U.S.$ 1.00.  Between March 31, 2011, and September 30, 2011, the peso fluctuated between Ps. 11.92 and Ps. 13.77 per U.S.$ 1.00.  From September 30, 2011, to March 30, 2012, the peso depreciated by approximately 7.0% from Ps. 13.77 per U.S.$ 1.00 to Ps. 12.81 per U.S.$ 1.00.  Between March 30, 2012 and September 28, 2012, the peso fluctuated between Ps. 12.81 and Ps. 12.86 per U.S.$ 1.00.  From September 28, 2012 to March 29, 2013, the peso fluctuated between Ps. 12.86 per U.S.$ 1.00 and Ps. 12.32 per U.S.$ 1.00.  Between March 29, 2013 and September 30, 2013, the peso fluctuated between Ps. 12.32 and Ps. 13.16 per U.S.$ 1.00.  The peso subsequently began to appreciate, reaching Ps. 13.10 per U.S.$ 1.00 on April 15, 2014.

A depreciation of the peso affects our business in the following ways:  (i) international passengers pay tariffs denominated in U.S. dollars, and these tariffs are generally collected in Mexican pesos 30 days following the date of each flight; thus any depreciation of the Mexican peso has a positive impact on our results from operations which are denominated in Mexican pesos and (ii) we have financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos thus causing foreign exchange losses.  As of December 31, 2013, international passenger charges amounted to Ps. 412,817 thousand and as of December 31, 2013, we had U.S.$ 16.3 million of liabilities denominated in U.S. dollars.

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

The following table sets forth our revenues from aeronautical services for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Aeronautical revenues:
Domestic passenger charges	1,195,059	63.9%	1,355,923	63.6%	1,441,037	63.5%
International passenger charges	321,690	17.2%	395,947	18.6%	412,817	18.2%
Landing charges	101,330	5.4%	109,045	5.1%	116,082	5.1%
Aircraft parking charges	80,671	4.3%	95,105	4.5%	97,997	4.3%
Airport security charges	21,817	1.2%	24,795	1.1%	27,123	1.2%
Passenger walkway charges	21,157	1.1%	24,378	1.2%	25,845	1.1%
Other(1)	128,453	6.9%	125,470	5.9%	147,968	6.5%
Total aeronautical revenues	1,870,177	100.0%	2,130,663	100.0%	2,268,869	100.0%

(1)         Includes regulated access fees, leasing of space to airlines for their operations and leasing of space in the airside to cargo handling agents and shippers.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and the leasing of space to airlines, every three months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenues per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers.  Historically, our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers.  In 2013, passenger charges represented 81.7% of our aeronautical services revenues.  In 2013, aeronautical services represented 66.4% of our total revenues and 74.0% of the sum of our aeronautical and non-aeronautical revenues.

We seek to offer incentives, including significant discounts on charges for aeronautical services, to encourage carriers to establish new routes and take other measures expected to increase passenger traffic at our airports.  The Mexican Airport Law prevents discriminatory pricing, so incentives we offer must be available to any carrier meeting the conditions specified for those incentives.  In 2011, we offered incentives to Aeroméxico Connect and VivaAerobus to encourage them to establish new routes.  In 2012 and 2013, we offered a general incentive scheme to all airlines that started new routes as well as airlines with increased passenger traffic as compared to 2011 and 2012, respectively.  The main objective is to promote passenger growth in all of our airports.  We may continue to offer further incentives in the future.

There can be no assurance that any such initiatives undertaken in the future will be carried out or will increase our passenger traffic volume or our revenues.

In 2013, our aeronautical revenues represented approximately 99.1% of the amount we were entitled to earn under the maximum rates applicable to all of our airports.  To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenues, this percentage could decrease.  There can be no assurance that we will be able to collect substantially all of the revenues we are entitled to earn from services subject to price regulation in the future.

Non-Aeronautical Revenues

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services.  The contribution to our total revenues from non-aeronautical services was 23.3% in 2013.  Our non-aeronautical revenues per terminal passenger increased from Ps. 54.7 in 2012 to Ps. 59.9 in 2013, due primarily to an increase in and improvement of diversification and commercial activities in all of our airports, especially our revenues from baggage-screening services, hotel services, OMA Carga operations and car rental services.  Our non-aeronautical revenues in 2013 represented 26.0% of the sum of our aeronautical and non-aeronautical revenues, and our revenues from commercial activities per terminal passenger increased from Ps. 29.5 in 2012 to Ps. 30.3 in 2013, due primarily to an increase in and improvement of commercial activities in all of our airports, especially our revenues from car rentals, telecommunication services whereby telecommunication providers paid our airports for use of their space and food and beverage operations.

The following table sets forth our revenues from non-aeronautical activities for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Non-aeronautical revenues:
Commercial activities:
Car parking charges	113,428	19.3%	124,300	18.0%	128,012	16.1%
Advertising	75,403	12.8%	82,494	12.0%	80,185	10.1%
Retail operations	40,101	6.8%	39,750	5.8%	44,444	5.6%
Food and beverage operations	35,843	6.1%	41,005	6.0%	46,472	5.8%
Car rental operators	34,872	5.9%	37,355	5.4%	45,635	5.7%
Time share developers	15,253	2.6%	15,590	2.3%	14,371	1.8%
Duty-free operations	11,793	2.0%	11,412	1.7%	12,606	1.6%
Financial services	4,002	0.7%	4,493	0.7%	4,556	0.6%
Communications and network	3,059	0.5%	6,680	1.0%	13,195	1.7%
Services to passengers	2,990	0.5%	7,711	1.1%	12,896	1.6%
Total commercial activities	336,744	57.2%	370,790	53.8%	402,372	50.5%
Diversification activities:
Hotel services	142,098	24.1%	158,477	23.0%	176,510	22.2%
OMA Carga operations	25,364	4.4%	31,184	4.5%	42,894	5.4%
Real estate services	638	0.1%	3,159	0.5%	8,554	1.1%
Total diversification activities	168,100	28.6%	192,820	28.0%	227,958	28.6%
Complementary Activities:
Leasing of space(1)	51,249	8.7%	58,692	8.5%	61,104	7.7%
Complementary service suppliers	6,576	1.1%	7,896	1.1%	7,237	0.9%
Baggage-screening services	0	N/A	25,820	3.7%	64,375	8.1%
Total of complementary activities	57,825	9.8%	92,408	13.4%	132,716	16.7%
Recovery of costs from leasing clients(2)	26,002	4.4%	32,939	4.8%	33,455	4.2%
Total revenues from non-aeronautical services	588,671	100.0%	688,957	100.0%	796,501	100.0%

(1)          Includes the leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).

(2)          Recovery of costs consists of utility and maintenance charges that are transferred to airlines and other tenants in our airports.

The majority of our non-aeronautical revenues are derived from commercial activities, which represented 50.5% of our non-aeronautical revenues in 2013.  Commercial activities include car parking charges (which may be subject to government regulation, but not to our maximum rates), rental and royalty payments from third parties operating retail stores and providing commercial services at our airports, such as advertising, food and beverage providers, car rentals, time-share sales and promotions services, duty-free stores and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers.

On an individual basis, our most important source of non-aeronautical revenues is hotel services provided by Terminal 2 NH Hotel of Mexico City International Airport, which represented 22.2% of our non-aeronautical revenues in 2013 and is part of our diversification activities.  Other than hotel services, diversification activities include OMA Carga operations (air cargo logistics services) and real estate services.

Complementary activities represented 16.7% of our non-aeronautical revenues in 2013.  These activities principally include baggage-screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations; as well as fees for access to federal zones.

Operating Costs

Our operating costs have been, and we believe that they will continue to be, funded entirely from our results of operations.  The following table sets forth our operating costs and certain other related information for the periods indicated:

	Year Ended December 31,
	2011	2012		2013
	Amount	Amount	% Change	Amount	% Change
	(in thousands of pesos, except percentages)
Operating Costs:
Cost of services:
Employee costs	149,899	157,619	5.2%	168,549	6.9%
Maintenance	72,325	91,817	27.0%	136,400	48.6%
Safety, security and insurance	100,594	133,580	32.8%	139,034	4.1%
Utilities (electricity, cleaning and water)	133,272	143,306	7.5%	139,316	(2.8%)
Real estate leases	25,629	26,377	2.9%	31,755	20.4%
Allowance for doubtful accounts	10,905	(6,689)	(161.3%)	(3,727)	(44.3%)
Hotel service costs	23,656	28,220	19.3%	25,658	(9.1%)
Statutory employee profit sharing	1,299	2,790	114.8%	1,424	(49.0%)
Other	86,321	79,197	(8.3%)	86,920	9.8%
Total cost of services	603,900	656,217	8.7%	725,329	10.5%
Maintenance provision	165,683	164,208	(0.9%)	263,167	60.3%
Construction costs	330,863	321,718	(2.8%)	352,688	9.6%
Administrative expenses	434,531	457,749	5.3%	501,233	9.5%
Concession taxes	115,979	137,028	18.1%	148,159	8.1%
Technical assistance fees	55,150	67,365	22.1%	66,643	(1.1%)
Depreciation and amortization(1)	165,088	186,803	13.2%	201,226	7.7%
Other expenses (income), net	(751)	(9,924)	(1,221.4%)	(49,782)	401.6%
Total operating costs	1,870,443	1,981,164	5.9%	2,208,663	11.5%

(1)         Depreciation reflects depreciation of fixed assets, and amortization reflects amortization of our concessions and rights to use airport facilities.

Cost of Services

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.  Our cost of services increased from Ps. 656,217 thousand in 2012 to Ps. 725,329 thousand in 2013.  This increase was principally due to maintenance costs, which increased from Ps. 91,817 thousand in 2012 to Ps. 136,400 thousand in 2013 as a result of the cost of maintaining our baggage-screening equipment, and employee costs, which increased from Ps. 157,619 thousand in 2012 to Ps. 168,549 thousand in 2013 due to an increase in the number of employees, the provision of variable employee compensation and inflation adjustments.

Construction Costs

We invest in additions and upgrades to our concession assets in accordance with our master development programs.  As our construction costs are equal to our revenues from construction services, they do not have a cash impact on our results of operations.

Administrative Expenses

Our administrative expenses consist primarily of personnel expenses, fees and expenses paid to consultants and other providers of professional services and other administrative overhead expenses.

Solidarity Fees

We and our subsidiaries have entered into inter-company agreements under which we provide services and make payments among us and our subsidiaries.  The payments under these agreements affect the revenues, operating costs and income at our individual subsidiaries but not our consolidated results.  Under the intercompany agreements, our parent company Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or GACN, and our administrative services subsidiaries provide certain services and guarantees to our airport operating subsidiaries (which may include payments to certain of our airport operating subsidiaries), in exchange for which our airport operating subsidiaries make payments to GACN and the service subsidiaries.  Each of our airports has entered into a “Solidarity Agreement” with our parent company, pursuant to which each of our airport operating subsidiaries pays a solidarity fee to GACN in exchange for which GACN guarantees the ongoing viability of that subsidiary’s concession, including, in the case of certain subsidiaries, by making payments to those subsidiaries to ensure that they have the resources to comply with their master development programs and other regulatory obligations.  As described under “Item 4.  Information on the Company—Regulatory Framework—General Obligations of Concession Holders,” in the event of a breach of one concession, the Ministry of Communications and Transportation is entitled to revoke all of the concessions held by our airport operating subsidiaries.  Therefore, our airport operating subsidiaries that generate higher revenues pay higher solidarity fees to our parent company to ensure the continued viability of the concessions held by our airport operating subsidiaries that generate lower revenues.  Amounts paid pursuant to the Solidarity Agreements are determined in accordance with Mexican transfer pricing regulations established under the Mexican Income Tax Law and are in line with a transfer pricing study that we commission annually from an independent third party.  The intercompany agreements also include agreements to provide other routine services, including negotiating regulated tariffs and interfacing with regulators, leasing of commercial real estate, trademark license royalties, marketing services and employee costs.  The costs of these services and guarantees, including the solidarity fees, are actual costs that are charged to individual airports.

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

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions.  In 2013, our depreciation and amortization expenses increased by 7.7%, as compared to 2012, as a result of an increase in investment improvements to concession assets during 2013.

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

Capital Expenditures

In 2013, capital expenditures were Ps. 444,471 thousand.  We funded our capital expenditures through cash flows from operations and debt, and we believe that we will continue to do so in the future.  See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Taxation

In October 2013, the Mexican government enacted tax reforms, which include several significant changes to income tax laws, discussed in further detail below, entering into effect on January 1, 2014. The effects of the changes in tax law on deferred tax assets and liabilities are recognized as earnings in 2013.

Prior to these tax reforms, Mexican companies were subject to a dual tax system comprised of the Corporate Income Tax and the Business Flat Tax and recognized the financial statement effects of one or both of those taxes.  As a result of the repeal of the Business Flat Tax, all existing deferred Business Flat Tax was eliminated and deferred income taxes are recognized solely on a Corporate Income Tax basis going forward.

The Corporate Income Tax rate in 2013 and 2012 was 30%.  In connection with the tax reforms, scheduled decreases in the Corporate Income Tax rate, which would have reduced the rate to 29% in 2014 and 28% in 2015 and thereafter, were canceled.

A withholding tax at a rate of 10% on the gross amount of dividends distributed to non-Mexican holders with respect to our Series B shares and our ADSs was enacted as part of the recent tax reforms.  For a further discussion of the withholding tax, see “Item 10.  Additional Information—Taxation—Taxation of Dividends.”

The main impact of these tax reforms was the elimination of a deferred Business Flat Tax liability and a new statutory tax rate that was previously recognized and the recognition of a deferred tax asset based only on Corporate Income Tax at a number of our airports, representing Ps. 337,317  thousand for the year ended December 31, 2013.  As a result, in 2013, we had a negative effective tax rate of 12.6%.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated:  the percentage that the Mexican peso devalued or appreciated against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate and the percentage that Mexican GDP changed as compared to the previous period:

	Year Ended December 31,
	2012	2013
(Appreciation) depreciation of the Mexican peso as computed to the U.S. dollar(1)	(7.1%)	1.1%
Mexican inflation rate(2)	3.6%	4.0%
U.S. inflation rate(3)	1.7%	1.5%
Increase in Mexican GDP(4)	3.9%	1.1%

(1)          Based on changes in the noon buying rate for Mexican pesos, as published by the U.S. Federal Reserve at the end of each period, which were as follows:  Ps. 13.95 per U.S.$ 1.00 as of December 30, 2011,  Ps. 12.96 per U.S.$ 1.00 as of December 31, 2012, and Ps. 13.10 per U.S.$ 1.00 as of December 31, 2013.

(2)          Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican Central Bank.  The year-end Mexican Consumer Price Index was 107.246 in 2012 and 111.508 in 2013.

(3)         Based on changes in the Consumer Price Index for all urban consumers before seasonal adjustment, as reported by the U.S. Department of Labor, Bureau of Labor Statistics.

(4)          In real terms, as reported by the Mexican Central Bank.

Due to the relatively low rate of inflation in Mexico in recent years, inflation did not have a material impact on our revenues or results of operations during 2012 and 2013.  However, the general condition of the Mexican economy, the devaluation of the peso as compared to the U.S. dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, the following:

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

Operating Results by Segment

The following table sets forth our results of operations for the periods indicated for each of our airports and our hotel.

	Year Ended December 31,
	2011	2012	2013
	(in thousands of pesos, except percentages)
Metropolitan Destination
Monterrey:
Revenues:
Aeronautical services	843,773	989,976	1,046,621
Non-aeronautical services	250,719	292,169	320,774
Construction services	184,574	72,331	74,722
Total revenues	1,279,066	1,354,476	1,442,117
Operating costs:
Costs and administrative expenses	212,517	230,395	245,215
Major maintenance provision	29,365	55,770	56,249
Construction costs	184,574	72,331	74,722
Depreciation and amortization	58,109	65,864	71,513
Solidarity fee	685,568	723,974	771,663
Total operating costs	1,170,133	1,148,334	1,219,363
Income from operations	108,933	206,142	222,754
Operating margin(1)	8.5%	15.2%	15.4%

Tourist Destinations
Acapulco:
Revenues:
Aeronautical services	103,695	99,498	108,420
Non-aeronautical services	21,986	18,725	20,266
Construction services	4,853	19,665	43,861
Total revenues	130,534	137,888	172,547
Operating costs:
Costs and administrative expenses	46,893	50,720	42,776
Major maintenance provision	26,307	10,288	17,499
Construction costs	4,853	19,665	43,861
Depreciation and amortization	12,453	13,909	14,845
Solidarity fee	40,817	22,996	24,688
Total operating costs	131,323	117,578	143,669
Income from operations	(789)	20,310	28,878
Operating margin(1)	(0.6%)	14.7%	16.7%

	Year Ended December 31,
	2011	2012	2013
	(in thousands of pesos, except percentages)
Mazatlán:
Revenues:
Aeronautical services	122,733	122,061	136,063
Non-aeronautical services	36,440	34,900	34,719
Construction services	12,002	11,940	14,173
Total revenues	171,175	168,901	184,955
Operating costs:
Costs and administrative expenses	34,345	36,219	39,990
Major maintenance provision	20,224	6,583	22,044
Construction costs	12,002	11,940	14,173
Depreciation and amortization	9,450	10,903	11,258
Solidarity fee	88,545	78,126	68,905
Total operating costs	164,566	143,771	156,370
Income from operations	6,609	25,130	28,585
Operating margin(1)	3.9%	14.9%	15.5%

Zihuatanejo:
Revenues:
Aeronautical services	77,611	89,602	91,203
Non-aeronautical services	17,537	17,401	17,843
Construction services	75,096	15,708	24,348
Total revenues	170,244	122,711	133,394
Operating costs:
Costs and administrative expenses	27,636	32,660	28,684
Major maintenance provision	(9,270)	6,360	10,017
Construction costs	75,096	15,708	24,348
Depreciation and amortization	9,265	11,909	13,346
Solidarity fee	41,378	39,920	33,377
Total operating costs	144,105	106,557	109,772
Income from operations	26,139	16,154	23,622
Operating margin(1)	15.4%	13.2%	17.7%

	Year Ended December 31,
	2011	2012	2013
	(in thousands of pesos, except percentages)
Regional Destinations
Chihuahua:
Revenues:
Aeronautical services	122,508	139,127	148,028
Non-aeronautical services	24,910	27,259	30,461
Construction services	19,101	26,654	9,127
Total revenues	166,519	193,040	187,616
Operating costs:
Costs and administrative expenses	28,517	33,260	41,320
Major maintenance provision	14,889	14,423	11,419
Construction costs	19,101	26,654	9,127
Depreciation and amortization	7,640	9,183	10,190
Solidarity fee	87,928	83,093	87,043
Total operating costs	158,075	166,613	159,099
Income from operations	8,444	26,427	28,517
Operating margin(1)	5.1%	13.7%	15.2%

Culiacán:
Revenues:
Aeronautical services	168,427	194,285	211,588
Non-aeronautical services	23,614	26,605	32,504
Construction services	12,156	66,093	18,294
Total revenues	204,197	286,983	262,386
Operating costs:
Costs and administrative expenses	35,139	41,589	48,850
Major maintenance provision	44,969	7,561	31,523
Construction costs	12,156	66,093	18,294
Depreciation and amortization	9,319	10,608	12,600
Solidarity fee	110,822	125,593	111,327
Total operating costs	212,405	251,444	222,594
Income from operations	(8,208)	35,539	39,792
Operating margin(1)	(4.0%)	12.4%	15.2%

	Year Ended December 31,
	2011	2012	2013
	(in thousands of pesos, except percentages)
Durango:
Revenues:
Aeronautical services	38,390	45,051	44,341
Non-aeronautical services	6,046	6,723	7,144
Construction services	1,723	1,015	23,149
Total revenues	46,159	52,789	74,634
Operating costs:
Costs and administrative expenses	15,246	16,392	18,530
Major maintenance provision	11,353	7,152	7,383
Construction costs	1,723	1,015	23,149
Depreciation and amortization	3,306	3,966	4,092
Solidarity fee	15,749	15,783	13,710
Total operating costs	47,377	44,308	66,864
Income from operations	(1,218)	8,481	7,770
Operating margin(1)	(2.6%)	16.1%	10.4%

San Luis Potosí:
Revenues:
Aeronautical services	51,845	63,281	65,573
Non-aeronautical services	12,018	13,836	14,541
Construction services	1,179	9,355	73,874
Total revenues	65,042	86,472	153,988
Operating costs:
Costs and administrative expenses	17,716	16,427	19,713
Major maintenance provision	24,256	7,419	35,637
Construction costs	1,179	9,355	73,874
Depreciation and amortization	2,818	3,208	3,698
Solidarity fee	21,446	37,616	8,232
Total operating costs	67,415	74,025	141,154
Income from operations	(2,373)	12,447	12,834
Operating margin(1)	(3.6%)	14.4%	8.3%

	Year Ended December 31,
	2011	2012	2013
	(in thousands of pesos, except percentages)
Tampico:
Revenues:
Aeronautical services	92,958	105,275	108,330
Non-aeronautical services	12,587	14,938	15,504
Construction services	5,510	8,028	6,116
Total revenues	111,055	128,241	129,950
Operating costs:
Costs and administrative expenses	23,592	27,217	28,505
Major maintenance provision	25,829	9,914	19,496
Construction costs	5,510	8,028	6,116
Depreciation and amortization	4,373	5,172	5,518
Solidarity fee	51,964	58,842	48,419
Total operating costs	111,268	109,173	108,054
Income from operations	(213)	19,068	21,896
Operating margin(1)	(0.2%)	14.9%	16.8%

Torreón:
Revenues:
Aeronautical services	65,984	77,305	87,321
Non-aeronautical services	11,471	13,259	14,114
Construction services	—	10,231	11,887
Total revenues	77,455	100,795	113,322
Operating costs:
Costs and administrative expenses	22,107	23,411	27,644
Major maintenance provision	(18,536)	13,919	17,060
Construction costs	—	10,231	11,887
Depreciation and amortization	6,251	6,933	7,267
Solidarity fee	33,858	31,018	36,839
Total operating costs	43,680	85,512	100,698
Income from operations	33,775	15,283	12,624
Operating margin(1)	43.6%	15.2%	11.1%

	Year Ended December 31,
	2011	2012	2013
	(in thousands of pesos, except percentages)
Zacatecas:
Revenues:
Aeronautical services	44,698	51,177	51,282
Non-aeronautical services	6,528	6,713	7,139
Construction services	2,324	21,343	26,264
Total revenues	53,550	79,233	84,685
Operating costs:
Costs and administrative expenses	15,645	17,576	18,296
Major maintenance provision	(12,243)	5,929	7,099
Construction costs	2,324	21,343	26,264
Depreciation and amortization	4,106	4,467	5,146
Solidarity fee	18,896	20,409	17,990
Total operating costs	28,728	69,724	74,795
Income from operations	24,822	9,509	9,890
Operating margin(1)	46.4%	12.0%	11.7%

Border Destinations
Ciudad Juárez:
Revenues:
Aeronautical services	101,423	110,444	112,707
Non-aeronautical services	18,345	20,563	22,460
Construction services	9,771	27,785	9,078
Total revenues	129,539	158,792	144,245
Operating costs:
Costs and administrative expenses	29,572	35,039	35,965
Major maintenance provision	(4,736)	12,701	17,275
Construction costs	9,771	27,785	9,078
Depreciation and amortization	7,982	8,222	8,212
Solidarity fee	52,316	54,289	50,964
Total operating costs	94,905	138,036	121,494
Income from operations	34,634	20,756	22,751
Operating margin(1)	26.7%	13.1%	15.8%

	Year Ended December 31,
	2011	2012	2013
	(in thousands of pesos, except percentages)
Reynosa:
Revenues:
Aeronautical services	36,132	53,719	69,919
Non-aeronautical services	6,601	8,143	9,425
Construction services	2,571	31,570	17,795
Total revenues	45,304	93,432	97,139
Operating costs:
Costs and administrative expenses	14,799	16,816	18,771
Major maintenance provision	13,277	6,188	10,466
Construction costs	2,571	31,570	17,795
Depreciation and amortization	2,911	3,671	4,526
Solidarity fee	11,172	25,299	32,417
Total operating costs	44,730	83,544	83,975
Income from operations	573	9,888	13,164
Operating margin(1)	1.3%	10.6%	13.6%

Hotel:
Revenues:
Non-aeronautical services	142,098	158,477	176,510
Total revenues	142,098	158,477	176,510
Operating costs:
Costs and administrative expenses	89,183	98,925	103,801
Depreciation and amortization	20,344	20,334	20,219
Total operating costs	109,527	119,259	124,020
Income from operations	32,571	39,218	52,490
Operating margin	22.9%	24.7%	29.7%

(1)          We determine operating margin per airport by dividing income from operations at each airport by total revenues for that airport.

Historically, our most profitable airport has been the Monterrey airport, which handles the majority of our international passengers.  In recent years, however, this trend has changed.  In 2011, the Zacatecas airport was our most profitable airport.  In 2012, the Durango airport was our most profitable airport, and in 2013, the Zihuatanejo airport was our most profitable airport.  We determine profitability per airport by dividing income from operations in each airport by total revenues for that airport.

Summary Historical Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated:

	Year Ended December 31,
	2011	2012		2013
	Amount	Amount	% Change	Amount	% Change
	(in thousands of pesos, except percentages)
Revenues:
Aeronautical services	1,870,177	2,130,663	13.9%	2,268,869	6.5%
Non-aeronautical services	588,671	688,957	17.0%	796,501	15.6%
Construction services	330,863	321,718	(2.8%)	352,688	9.6%

Total revenues	2,789,711	3,141,338	12.6%	3,418,058	8.8%
Operating costs:
Cost of services	603,900	656,217	8.7%	725,329	10.5%
Major maintenance provision	165,683	164,208	(0.9%)	263,167	60.3%
Construction costs	330,863	321,718	(2.8%)	352,688	9.6%
Administrative expenses	434,531	457,749	5.3%	501,233	9.5%
Concession taxes	115,979	137,028	18.1%	148,159	8.1%
Technical assistance fees	55,150	67,365	22.1%	66,643	(1.1%)
Depreciation and amortization	165,088	186,803	13.2%	201,226	7.7%
Other income (expense)	(751)	(9,924)	(1,221.4%)	(49,782)	401.6%
Total operating costs	1,870,443	1,981,164	5.9%	2,208,663	11.5%
Income from operations	919,268	1,160,174	26.2%	1,209,395	4.2%
Interest income (expense), net	(82,352)	(76,082)	(7.6%)	(136,709)	79.7%
Exchange gain (loss), net	(38,766)	23,168	(159.8%)	(6,198)	(126.8%)
Income before income taxes	798,150	1,107,260	38.7%	1,066,488	(3.7%)
Income taxes	182,070	288,172	(58.3%)	(134,876)	(146.8%)
Consolidated net income	616,080	819,088	33.0%	1,201,364	46.7%

Other operating data:
Operating margin(1)	33.0%	36.9%		35.4%
Net margin(2)	22.1%	26.1%		35.1%

(1)          Income from operations divided by total revenues, expressed as a percentage.

(2)          Net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year Ended December 31, 2013, Compared to the Year Ended December 31, 2012.

Consolidated Revenues

Total revenues for 2013 were Ps. 3,418,058 thousand, 8.8% higher than the Ps. 3,141,338 thousand recorded in 2012, primarily as a result of an increase in both aeronautical and non-aeronautical revenues.  The sum of aeronautical and non-aeronautical revenues in 2013 increased by 8.7% as compared to 2012.

Aeronautical revenues increased by 6.5% to Ps. 2,268,869 thousand in 2013, as compared to Ps. 2,130,663 thousand in 2012, due primarily to an increase in revenues from passenger charges from Ps. 1,751,870 thousand in 2012 to Ps. 1,853,854 thousand in 2013.  This increase in passenger charges was attributable to a 5.5% increase in passenger traffic from 12.5 million in 2012 to 13.3 million in 2013.  Aeronautical revenues per workload unit in 2013 were Ps. 160.4 compared to Ps. 157.9 in 2012, an increase of 1.6%.

Non-aeronautical revenues increased by 15.6% from Ps. 688,957 thousand in 2012 to Ps. 796,501 thousand in 2013, due primarily to revenues from our checked baggage-screening service, which increased by 149.3% to Ps. 64,375 thousand in 2013 from Ps. 25,820 thousand in 2012, as well as revenues from hotel services, which increased by 11.4% to Ps. 176,510 thousand in 2013 from Ps. 158,477 thousand in 2012, OMA Carga operations, which increased by 37.6% to Ps. 42,894 thousand in 2013 from Ps. 31,184 thousand in 2012, car rental services, which increased by 22.2% to Ps. 45,635 thousand in 2013 from Ps. 37,355 thousand in 2012 and food and beverage services, which increased by 13.3% to Ps. 46,472 thousand in 2013 from Ps. 41,005 thousand in 2012.  Non-aeronautical revenues per terminal passenger increased by 9.5%, from Ps. 54.7 in 2012 to Ps. 59.9 in 2013, due primarily to the development and implementation of commercial and diversification initiatives.

Revenues from construction services in 2013 were Ps. 352,688 thousand, an increase of 9.6% from Ps. 321,718 thousand recognized in 2012, as a result of an increase in investments in improvements of concession assets.

Revenues by Segment

On an airport-by-airport basis, the principal contributors to revenues in 2013 were the Monterrey airport (Ps. 1,046,621 thousand), the Culiacán airport (Ps. 211,588 thousand), the Chihuahua airport (Ps. 148,028 thousand), the Mazatlán airport (Ps. 136,063 thousand), the Ciudad Juárez airport (Ps. 112,707 thousand) and the Acapulco airport (Ps. 108,420 thousand).

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 5.7% from Ps. 989,976 thousand in 2012 to Ps. 1,046,621 thousand in 2013, due primarily to a 5.1% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 9.8% from Ps. 292,169 thousand in 2012 to Ps. 320,774 thousand in 2013, due primarily to a 38.5% increase in revenues from OMA Carga, which resulted principally from an increase in ground transportation volumes and a special project that processed additional air cargo in customs areas, a 166.6% increase in revenues from real estate services, which resulted from increase of revenues from leasing space in the strip mall and gas station, a 21.1% increase in revenues from car rentals; a 10.9% increase in revenues from food and beverage services and a 3.1% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 6.6% from Ps. 1,282,145 thousand in 2012 to Ps. 1,367,395 thousand in 2013.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 1.9% from Ps. 195.1 in 2012 to Ps. 198.8 in 2013, principally due to an increase in aeronautical and non-aeronautical revenues.

Tourist Destinations

At the Acapulco airport, aeronautical revenues increased by 9.0% from Ps. 99,498 thousand in 2012 to Ps. 108,420 thousand in 2013, due primarily to a 12.8% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 8.2% from Ps. 18,725 thousand in 2012 to Ps. 20,266 thousand in 2013, due primarily to a 118.8% increase in revenues from telecommunication services, which resulted from a contract signed with a telecommunications provider to pay the airport to allow them to improve cellular reception in the airport, a 23.4% increase in revenues from retail operations and a 29.2% increase in revenues from car rentals resulting from an increase in car rental sites in the airport.  The sum of aeronautical and non-aeronautical revenues increased by 8.9% from Ps. 118,223 thousand in 2012 to Ps. 128,686 thousand in 2013.  The sum of aeronautical and non-aeronautical revenues per workload unit decreased by 3.4% from Ps. 214.9 in 2012 to Ps. 207.5 in 2013, principally due to an increase in workload units.

At the Mazatlán airport, aeronautical revenues increased by 11.5% from Ps. 122,061 thousand in 2012 to Ps. 136,063 thousand in 2013, due primarily to a 9.2% increase in terminal passenger traffic.  Non-aeronautical revenues decreased by 0.5% from Ps. 34,900 thousand in 2012 to Ps. 34,719 thousand in 2013, due primarily to a 13.5% decrease in advertising, which resulted in a decrease in government advertising spending, a 6.6% decrease in time-share and hotel promotion revenues due to a special agreement, starting in May 2012, with providers of this service who paid to lease space based on revenues and now pay to lease space based on passenger traffic and a decrease of parking services by 3.7%.  The sum of aeronautical and non-aeronautical revenues increased by 8.8% from Ps. 156,961 thousand in 2012 to Ps. 170,782 thousand in 2013.  The sum of aeronautical and non-aeronautical revenues per workload unit decreased by 0.2% from Ps. 230.9 in 2012 to Ps. 230.4 in 2013, principally due to an increase in workload units.

At the Zihuatanejo airport, aeronautical revenues increased by 1.8% from Ps. 89,602 thousand in 2012 to Ps.  91,203 thousand in 2013, due primarily to a 0.4% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 2.5% from Ps. 17,401 thousand in 2012 to Ps. 17,843 thousand in 2013, due primarily to a 34.3% increase in car rentals resulting from an increase in car rental sites in the airport and a 112.3% increase in revenues from telecommunication services, which resulted from a contract signed with a telecommunications provider to pay the airport to allow them to improve cellular reception in the airport.  The sum of aeronautical and non-aeronautical revenues increased by 1.9% from Ps. 107,003 thousand in 2012 to Ps. 109,047 thousand in 2013.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 1.5% from Ps. 232.6 in 2012 to Ps. 236.1 in 2013, principally due to an increase in aeronautical and non-aeronautical revenues.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 6.4% from Ps. 139,127 thousand in 2012 to Ps. 148,028 thousand in 2013, due primarily to a 3.6% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 11.7% from Ps. 27,259 thousand in 2012 to Ps. 30,461 thousand in 2013, due primarily to a 63.1% increase in revenues from car rentals as a result of the increase in car rental sites in the airport as well as an initial opening fee paid by the car rental companies, a 23.1% increase revenues in retail operations, a 130.6% increase in revenues from telecommunication services resulting from a contract signed with a telecommunications provider to pay the airport to allow them to improve cellular reception in the airport, a 23.8% increase in revenues from OMA Carga and a 9.5% increase in revenues from the leasing of space.  The sum of aeronautical and non-aeronautical revenues increased by 7.3% from Ps. 166,386 thousand in 2012 to Ps. 178,489 thousand in 2013.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.1% from Ps. 184.3 in 2012 to Ps. 190.0 in 2013, principally due to an increase in aeronautical and non-aeronautical revenues.

At the Culiacán airport, aeronautical revenues increased by 8.9% from Ps. 194,285 thousand in 2012 to Ps. 211,588 thousand in 2013, due primarily to a 7.2% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 22.2% from Ps. 26,605 thousand in 2012 to Ps. 32,504 thousand in 2013, due primarily to a 60.1% increase in revenues from food and beverage services as a result of an increase in passenger traffic and spaces leased and a 46.5% increase in revenues from retail operations as a result of the opening of new stores.  The sum of aeronautical and non-aeronautical revenues increased by 10.5% from Ps. 220,890 thousand in 2012 to Ps. 244,092 thousand in 2013.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.5% from Ps. 183.3 in 2012 to Ps. 189.7 in 2013, principally due to an increase in the sum of aeronautical and non-aeronautical revenues.

At the Durango airport, aeronautical revenues decreased by 1.6% from Ps. 45,051 thousand in 2012 to Ps. 44,341 thousand in 2013, due primarily to a 2.5% decrease in terminal passenger traffic.  Non-aeronautical revenues increased by 6.3% from Ps. 6,723 thousand in 2012 to Ps. 7,144 thousand in 2013, due primarily to a 146.5% increase in revenues resulting from a contract signed with a telecommunications provider to pay the airport to allow them to improve cellular reception in the airport, and a 13.7% increase in revenues from the leasing of space.  The sum of aeronautical and non-aeronautical revenues decreased by 0.6% from Ps. 51,774 thousand in 2012 to Ps. 51,485 thousand in 2013.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 2.0% from Ps. 212.1 in 2012 to Ps. 216.3 in 2013, principally due to a decrease in aeronautical revenues resulting from a decrease in terminal passenger traffic.

At the San Luis Potosí airport, aeronautical revenues increased by 3.6% from Ps. 63,281 thousand in 2012 to Ps. 65,573 thousand in 2013, due primarily to a 4.6% increase in passenger charges that offset the decrease in terminal traffic.  Non-aeronautical revenues increased by 5.1% from Ps. 13,836 thousand in 2012 to Ps. 14,541 thousand in 2013, due primarily to a 154.9% increase in revenues from telecommunication services resulting from a contract signed with a telecommunications provider to pay the airport to allow them to improve cellular reception in the airport, a 88.1% increase in revenues from food and beverage services and a 3.7% increase in revenues from the leasing of space.  The sum of aeronautical and non-aeronautical revenues increased by 3.9% from Ps. 77,117 thousand in 2012 to Ps. 80,114 thousand in 2013.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 12.8% from Ps. 139.6 in 2012 to Ps. 157.6 in 2013, principally due to an increase in aeronautical and non-aeronautical revenues and a decrease in workload units.

At the Tampico airport, aeronautical revenues increased by 2.9% from Ps. 105,275 thousand in 2012 to Ps. 108,330 thousand in 2013, due primarily to a 2.4% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 3.8% from Ps. 14,938 thousand in 2012 to Ps. 15,504 thousand in 2013, due primarily to a 84.4% increase in revenues from telecommunication services resulting from a contract signed with a telecommunications provider to pay the airport to allow them to improve cellular reception in the airport, a 15.9% increase in revenues from food and beverage services, a 10.2% increase in revenues from the leasing of space and a 5.0% increase in revenues from car rentals.  The sum of aeronautical and non-aeronautical revenues increased by 3.0% from Ps. 120,213 thousand in 2012 to Ps. 123,834 thousand in 2013.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 1.0% from Ps. 200.2 in 2012 to Ps. 202.3 in 2013, principally due to an increase in aeronautical and non-aeronautical revenues.

At the Torreón airport, aeronautical revenues increased by 13.0% from Ps. 77,305 thousand in 2012 to Ps. 87,321 thousand in 2013, due primarily to a 12.6% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 6.4% from Ps. 13,259 thousand in 2012 to Ps. 14,114 thousand in 2013, due primarily to a 113.5% increase in revenues from telecommunication services, resulting from a contract signed with a telecommunications provider to pay the airport to allow them to improve cellular reception in the airport and a 68.0% increase in revenues from food and beverage services as a result of the opening of a new restaurant.  The sum of aeronautical and non-aeronautical revenues increased by 12.0% from Ps. 90,564 thousand in 2012 to Ps. 101,435 thousand in 2013.  The sum of aeronautical and non-aeronautical revenues per workload unit remained at the 2012 amount of Ps. 214.7.

At the Zacatecas airport, aeronautical revenues increased by 0.2% from Ps. 51,177 thousand in 2012 to Ps.51,282 thousand in 2013, due primarily to an increase in terminal passenger charges despite a 2.1% decrease in domestic passenger traffic.  Non-aeronautical revenues increased by 6.3% from Ps. 6,713 thousand in 2012 to Ps. 7,139 thousand in 2013, due primarily to a 149.7% increase in revenues from telecommunication services resulting from a contract signed with a telecommunications provider to pay the airport to allow them to improve cellular reception in the airport and a 172.8% increase in revenues from the leasing of space.  The sum of aeronautical and non-aeronautical revenues per workload unit at the Zacatecas airport increased by 3.1% from Ps. 217.9 in 2012 to Ps. 224.7 in 2013, principally due to an increase in revenues from passenger charges.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 2.0% from Ps. 110,444 thousand in 2012 to Ps. 112,707 thousand in 2013, due primarily to a 4.6% increase in passenger charges.  Non-aeronautical revenues increased by 9.2% from Ps. 20,563 thousand in 2012 to Ps. 22.460 thousand in 2013, due primarily to a 58.4% increase in revenues from car rentals as a result of the increase in car rental sites in the airport as well as an initial opening fee paid by the car rental companies and a 111.4% increase in revenues from telecommunication services resulting from a contract signed with a telecommunications provider to pay the airport to allow them to improve cellular reception in the airport.  The sum of aeronautical and non-aeronautical revenues increased by 3.2% from Ps. 131,007 thousand in 2012 to Ps. 135,167 thousand in 2013.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.0% from Ps. 179.3 in 2012 to Ps. 184.7 in 2013, principally due to an increase in aeronautical and non-aeronautical revenues.

At the Reynosa airport, aeronautical revenues increased by 30.2% from Ps. 53,719 thousand in 2012 to Ps. 69,919 thousand in 2013, due primarily to a 29.5% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 15.7% from Ps. 8,143 thousand in 2012 to Ps. 9,425 thousand in 2013, due primarily to a 21.1% increase in car parking revenues resulting from an increase in terminal passenger traffic, a 111.5% increase in telecommunication resulting from a contract signed with a telecommunications provider to pay the airport to allow them to improve cellular reception in the airport, a 54.8% increase in revenues from food and beverage services as a result of the opening of a new restaurant.  The sum of aeronautical and non-aeronautical revenues increased by 28.3% from Ps. 61,862 thousand in 2012 to Ps. 79,344 thousand in 2013.  The sum of aeronautical and non-aeronautical revenues per workload unit decreased by 0.5% from Ps. 201.0 in 2012 to Ps. 200.1 in 2013, principally due to an increase in workload units.

Hotel

At our hotel, total revenues increased by 11.4% from Ps. 158,477 thousand in 2012 to Ps. 176,510 thousand in 2013, due primarily to an increase in the annual average rate per room from Ps. 1,478 in 2012 to Ps. 1,619 in 2013 and an increase in the annual average occupancy rate from 79.3% in 2012 to 82.5 % in 2013.

Operating Results

Cost of Services

Our cost of services increased by 10.5% from Ps. 656,217 thousand in 2012 to Ps. 725,329 thousand in 2013, mainly as a result of an increase in the costs of maintenance of baggage-screening equipment and employee costs due to an increase in the number of employees, the provision of variable employee compensation and inflation adjustments.  As a percentage of the sum of aeronautical and non-aeronautical revenues, cost of services increased from 23.3% in 2012 to 23.7% in 2013, mainly reflecting an increase in maintenance and employee costs.

Maintenance provision

The cost of maintenance provision increased from Ps. 164,208 thousand in 2012 to Ps. 263,167 thousand in 2013.  We are required to perform major maintenance activities to our airports as established by our concession provided by the Mexican government.  The estimated major maintenance costs are based on our master development programs, which are reviewed and updated every five years.  The contractual obligations to maintain and restore the infrastructure of our airports is recognized as a provision in our consolidated statements of financial position based on an estimate of the expenditure that would be required to settle the present obligation at the end of the reporting period.  When the effect of the time value of money is material, the amount of the provision equals the present value of the expenditures expected to be required to settle the obligation.  Where discounting is used, the carrying amount of the provision increases each period to reflect the passage of time and this increase is recognized as a borrowing cost.  After initial recognition, provisions are reviewed at the end of each reporting period and adjusted to reflect current best estimates.  Adjustments to provisions arise from three sources: (i) revisions to estimated cash flows (both in amount and timing); (ii) changes to present value due to the passage of time; and (iii) revisions of discount rates to reflect prevailing current market conditions.  In periods following the initial recognition and measurement of the maintenance provision at its present value, the provision is revised to reflect estimated cash flows being closer to the measurement date.  The unwinding of the discount relating to the passage of time is recognized as a financing cost and the revision of estimates of the amount and timing of cash flows is a reassessment of the provision and charged or credited as an operating item within our consolidated statements of income and other comprehensive income.

Every quarter, the maintenance provision is revised to update the amount that has been provided for in order to keep the provision as current as possible.  The provision could increase or decrease as a result of certain events, such as, on the one hand, a contingency in an airport that requires immediate major maintenance, other maintenance that has been delayed or, on the other hand, an asset that does not need maintenance, in which case resources can be better used for other activities.

Administrative Expenses

Our administrative expenses increased by 9.5% from Ps. 457,749 thousand in 2012 to Ps. 501,233 thousand in 2013, due primarily to an increase in employee expenses as a result of an additional number of employees hired in 2013 and inflationary increases in wages.

Technical Assistance Fee and Concession Tax

Our technical assistance fee, which is paid in U.S. dollars, decreased by 1.1% from Ps. 67,365 thousand in 2012 to Ps. 66,643 thousand in 2013, reflecting the appreciation of the Mexican peso in relation to the U.S. dollar in 2013.  Our concession tax increased by 8.1% from Ps. 137,028 thousand in 2012 to Ps. 148,159 thousand in 2013 as a result of an increase in revenues in 2013.

Depreciation and Amortization

Our 7.7% increase in depreciation and amortization, from Ps. 186,803 thousand in 2012 to Ps. 201,226 thousand in 2013, was principally due to an increase in investment improvements to concession assets during 2013.

Income from Operations

On a consolidated basis, our operating income increased by 4.2% from Ps. 1,160,174 thousand in 2012 to Ps. 1,209,395 thousand during 2013, due primarily to an increase in total revenues.  Our operating margin decreased from 36.9% in 2012 to 35.4% in 2013 and, considering only the sum of our aeronautical and non-aeronautical revenues, from 41.1% in 2012 to 39.5% in 2013.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “—Operating Results—Solidarity Fees.”  In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2013 were the Monterrey airport (Ps. 222,754 thousand), the Culiacán airport (Ps. 39,792 thousand), the Acapulco airport (Ps. 28,878 thousand), the Mazatlán airport (Ps. 28,585 thousand), the Chihuahua airport (Ps. 28,517 thousand) and the Zihuatanejo airport (Ps. 23,622 thousand).

Metropolitan Destination

Operating income for the Monterrey airport increased from Ps. 206,142 thousand in 2012 to Ps. 222,754 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues that offset an increase in operating costs.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps. 723,974 thousand in 2012 to Ps. 771,663 thousand in 2013 due to higher aeronautical and non-aeronautical revenues, and a 6.4% increase in costs and administrative expenses from Ps. 230,395 thousand in 2012 to 245,215 thousand in 2013 as a result of an increase in the maintenance cost from Ps. 24,388 thousand in 2012 to Ps. 35,700 thousand in 2013 and an increase in concession tax from Ps.66,454 thousand in 2012 to Ps. 70,363 thousand in 2013

Tourist Destinations

Operating income for the Acapulco airport increased from Ps. 20,310 thousand in 2012 to Ps. 28,878 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues that offset the increase in operating costs.  The increase in operating costs mainly reflected an increase in major maintenance provision from Ps. 10,288 thousand in 2012 to Ps. 17,499 thousand in 2013 due to increased maintenance requirements and the increase in solidarity fees from Ps. 22,996 thousand in 2012 to Ps. 24,688 thousand in 2013, due to increase in aeronautical and non-aeronautical revenues.  These increases in costs were partially offset by an overall decrease in costs and administrative expense from Ps. 50,720 thousand to Ps. 42,776 thousand, due principally to a gain from the sale of a parcel of land (for a net amount of Ps. 11,025 thousand) and the recognition of an insurance reimbursement for damages caused by Hurricane Manuel, which, in turn, offset an increase in cost of services due to damages recognized in relation to the Hurricane Manuel contingency.

Operating income for the Mazatlán airport increased from Ps. 25,130 thousand in 2012 to Ps. 28,585 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues that offset an increase in operating costs.  The increase in operating costs mainly reflected an increase in major maintenance provision from Ps. 6,583 thousand in 2012 to Ps. 22,044 thousand in 2013 due to increased maintenance requirements.

Operating income for the Zihuatanejo airport increased from Ps. 16,154 thousand in 2012 to Ps. 23,622 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues and a decrease in certain operating costs.  The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps. 39,920 thousand in 2012 to Ps. 33,377 thousand in 2013 and a 12.2% decrease in costs and administrative expenses from Ps. 32,660 thousand in 2012 to Ps. 28,684 thousand in 2013.  The increase in operating income was also attributable to other income of Ps. 7,225 thousand compared to an expense of Ps. 1,314 thousand in 2012 due to the sale of fixed assets.

Regional Destinations

Operating income for the Chihuahua airport increased from Ps. 26,427 thousand in 2012 to Ps. 28,517 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues.  Operating costs mainly reflected a 24.2% increase in costs and administrative expenses from Ps. 33,260 thousand in 2012 to Ps. 41,320 thousand in 2013, an increase in solidarity fees from Ps. 83,093 thousand in 2012 to Ps. 87,043 thousand in 2013 as a result of higher aeronautical and non-aeronautical revenues and a decrease in major maintenance from Ps. 14,423 thousand to Ps. 11,419 thousand.

Operating income for the Culiacán airport increased from Ps. 35,539 thousand in 2012 to Ps. 39,792 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues coupled with a decrease in solidarity fees.  Operating costs also reflected an increase in major maintenance provision from Ps. 7,561 thousand in 2012 to Ps. 31,523 thousand in 2013 due to an increase in maintenance requirements.

Operating income for the Durango airport decreased from Ps. 8,481 thousand in 2012 to Ps. 7,770 thousand in 2013, due primarily to a decrease in the sum of aeronautical and non-aeronautical revenues and an increase in operating costs.  The increase in operating costs mainly reflected a 13.0% increase in costs and administrative expenses from Ps. 16,392 thousand in 2012 to Ps. 18,530 thousand in 2013 as a result of an increase in maintenance from Ps. 2,458 thousand in 2012 to Ps. 4,079 thousand in 2013.

Operating income for the San Luis Potosí airport increased from Ps. 12,447 thousand in 2012 to Ps. 12,834 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues that offset the increase in increase in operating costs.  The increase in operating costs mainly reflected an increase in major maintenance provisions from Ps. 7,419 thousand in 2012 to Ps. 35,637 thousand in 2013 due to increased maintenance requirements.

Operating income for the Tampico airport increased from Ps. 19,068 thousand in 2012 to Ps. 21,896 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues.  Operating costs mainly reflected an increase in major maintenance provision from Ps. 9,914 thousand in 2012 to Ps. 19,496 thousand in 2013 due to an increase in maintenance requirements, offset by a decrease in solidarity fees from Ps. 58,842 thousand to Ps. 48,419 thousand.

Operating income for the Torreón airport decreased from Ps. 15,283 thousand in 2012 to Ps. 12,624 thousand in 2013, due primarily to an increase in operating costs that offset the increase in the sum of aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps. 31,018 thousand in 2012 to Ps. 36,839 thousand in 2013, an 18.1% increase in administrative expenses from Ps. 23,411 thousand in 2012 to Ps. 27,644 thousand in 2013 as a result of an increase in concession taxes from Ps 4,746 thousand in 2012 to Ps. 5,469 thousand in 2013, an increase in expenses for third-party studies we contracted to allow us to conduct our operations from Ps. 935 thousand in 2012 to Ps. 1,669 thousand in 2013, an increase in materials and supplies from Ps. 760 thousand in 2012 to Ps. 1,188 thousand in 2013 and other revenues from Ps. 8 thousand in 2012 to Ps. 870 thousand in 2013 and an increase in major maintenance provision from Ps. 13,919 thousand in 2012 to Ps. 17,060 thousand in 2013 due to increased maintenance requirements.

Operating income for the Zacatecas airport increased from Ps. 9,509 thousand in 2012 to Ps. 9,890 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues that offset the increase in operating costs.  The increase in operating costs mainly reflected an increase in major maintenance provision from Ps. 5,929 thousand in 2012 to Ps. 7,099 thousand in 2013.

Border Destinations

Operating income for the Ciudad Juárez airport increased from Ps. 20,756 thousand in 2012 to Ps. 22,751 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues.  Operating costs mainly reflected an increase in major maintenance provision from Ps. 12,701 thousand in 2012 to Ps. 17,275 thousand in 2013 as a result of an increase in maintenance requirements, offset by a decrease in solidarity fees from Ps. 54,289 thousand to Ps. 50,964 thousand.

Operating income for the Reynosa airport increased from Ps. 9,888 thousand in 2012 to Ps. 13,164 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues that offset an increase in operating costs.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps. 25,299 thousand in 2012 to Ps. 32,417 thousand in 2013 as a result of higher aeronautical and non-aeronautical revenues, and an increase in major maintenance provision from Ps. 6,188 thousand in 2012 to Ps. 10,466 thousand in 2013 due to increased maintenance requirements.

Hotel

Operating income for our hotel increased from Ps. 39,218 thousand in 2012 to Ps. 52,490 thousand in 2013, due primarily to an increase in revenues due to higher occupancy rates and tariffs.

Exchange Gain (Loss)

We had a net exchange loss in 2013 of Ps. 6,198 thousand, as compared to a gain of Ps. 23,168 thousand in 2012, due primarily to the depreciation of the peso.  The exchange rate used to convert our dollar-denominated liabilities from pesos to U.S. dollars was Ps. 13.0652 to U.S.$ 1.00 as of December 31, 2013 and Ps. 12.86 to U.S.$ 1.00 as of December 31, 2012.

Net Interest Expense

Our net interest expense increased 79.7% from Ps. 76,082 thousand in 2012 to Ps. 136,709 thousand in 2013, due primarily to a 97.4% increase in long-term debt from Ps. 1,505,141 thousand in 2012 to Ps. 2,970,526 thousand in 2013. As of December 31, 2013, 43.1% of our long-term debt had a floating interest rate based on the 28-day (tasa de interés interbancaria de equilibrio, or “TIIE”).  During 2011, the 28-day TIIE consistently declined, from 4.8750% on January 1, 2011 to 4.7900% on December 30, 2011, with a yearly average of 4.8231%.  During 2012, the 28-day TIIE continued to decline until April, reaching 4.7175%, and it increased for the remainder of the year, closing at 4.8450% on December 31, 2012, with a yearly average of 4.7896%.  During 2013, the 28-day TIIE continued to decline, closing at 3.79% on December 31, 2013, with a yearly average of 3.97%.

Income Taxes

We recorded an income tax benefit of Ps. 134,876 thousand in 2013, as compared to an income tax expense of Ps. 288,172 thousand in 2012, principally as a result of a decrease in our net deferred income tax liability from Ps. 156,169 thousand in 2012 to a net deferred income tax asset of Ps. 247,938 thousand in 2013 as a result of the repeal of the Business Flat Tax and a new statutory tax rate in October 2013.  See “Item 5.  Operating and Financial Review and Prospects—Recent Developments—Tax Reform Effects.”  As a result of the repeal of the Business Flat Tax, we eliminated our deferred Business Flat Tax liability; and we were able to recognize an additional benefit for recoverable tax on assets, as the shift from Business Flat Tax payment to an Corporate Income Tax payment will result in our ability to recover a portion of tax on assets paid in prior years.

Our current income tax increased from Ps. 245,885 to Ps. 267,928 as a result of an increase in taxable income in 2013.

The decrease in our net deferred tax liability resulted principally from the repeal of the Business Flat Tax in October 2013.

Our effective tax rate was 26.0% in 2012 and (12.6%) in 2013.  The effective tax rates in 2013 and 2012 differed from the statutory rate of 30% principally as a result of the effect of the tax reform under which we eliminated existing deferred Business Flat Tax liabilities as well as recognized a deferred Corporate Income Tax asset for taxes on assets paid in prior years for which we now anticipate we will be able to recover such benefits.  Inflationary effects also impacted our effective tax rate, resulting in a lower effective tax rate.

Net Income and Comprehensive Income

Our net income increased by 46.7% from Ps. 819,088 thousand in 2012 to Ps. 1,201,364 thousand in 2013.  Comprehensive income increased by 47.9% from Ps. 811,165 thousand in 2012 to Ps. 1,199,356 thousand in 2013.  Earnings per share were Ps. 3.01, and earnings per ADS were Ps. 24.05.

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

At the San Luis Potosí airport, aeronautical revenues increased by 22.1% from Ps. 51,845 thousand in 2011 to Ps. 63,281 thousand in 2012, due primarily to a 9.0% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 15.1% from Ps. 12,018 thousand in 2011 to Ps. 13,836 thousand in 2012, due primarily to a 20.4% increase in advertising revenues as a result of an increase in local advertising, a 23.0% increase in car rental revenues and a 8.5% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 20.8% from Ps. 63,863 thousand in 2011 to Ps. 77,117 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 14.2% from Ps. 122.3 in 2011 to Ps. 139.6 in 2012, principally due to an increase in revenues from passenger charges.

At the Tampico airport, aeronautical revenues increased by 13.3% from Ps. 92,958 thousand in 2011 to Ps. 105,275 thousand in 2012, due primarily to an 8.5% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 18.7% from Ps. 12,587 thousand in 2011 to Ps. 14,938 thousand in 2012, due primarily to a 25.8% increase in advertising revenues as a result of an increase in local advertising, a 15.6% increase in car rental revenues and a 45.9% increase in time-share-related revenues.  The sum of aeronautical and non-aeronautical revenues increased by 13.9% from Ps. 105,545 thousand in 2011 to Ps. 120,213 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.8% from Ps. 191.1 in 2011 to Ps. 200.2 in 2012, principally due to an increase in revenues from passenger charges.

At the Torreón airport, aeronautical revenues increased by 17.2% from Ps. 65,984 thousand in 2011 to Ps. 77,305 thousand in 2012, due primarily to a 10.5% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 15.6% from Ps. 11,471 thousand in 2011 to Ps. 13,259 thousand in 2012, due primarily to an increase in revenues from food and beverage services as a result of the opening of a new restaurant and a 15.1% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 16.9% from Ps. 77,455 thousand in 2011 to Ps. 90,564 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 6.1% from Ps. 202.3 in 2011 to Ps. 214.7 in 2012, principally due to an increase in revenues from passenger charges.

At the Zacatecas airport, aeronautical revenues increased by 14.5% from Ps. 44,698 thousand in 2011 to Ps. 51,177 thousand in 2012, due primarily to a 6.9% increase in terminal passenger traffic. Non-aeronautical revenues increased by 2.8% from Ps. 6,528 thousand in 2011 to Ps. 6,713 thousand in 2012, due primarily to a 304.3% increase in revenues from telecommunication services as a result of the installation of wireless internet technology for passenger use and a 9.9% increase advertising revenues as a result of an increase in local advertising.  The sum of aeronautical and non-aeronautical revenues increased by 13.0% from Ps. 51,226 thousand in 2011 to Ps. 57,890 thousand in 2012.  The sum of aeronautical and non-aeronautical revenues per workload unit at the Zacatecas airport increased by 6.6% from Ps. 204.4 in 2011 to Ps. 217.9 in 2012, principally due to an increase in revenues from passenger charges.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 8.9% from Ps. 101,423 thousand in 2011 to Ps. 110,444 thousand in 2012, due primarily to a 3.9% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 12.1% from Ps. 18,345 thousand in 2011 to Ps. 20,563 thousand in 2012, due primarily to a 5.4% increase in car parking revenues, a 19.0% increase in advertising revenues as a result of an increase in alternative advertising, including kiosk exhibitions, and a 363.9% increase in time-share-related revenues from time-share vendors to whom we rent space in our airports.

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

Operating Results

Cost of Services

Our cost of services increased by 8.7% from Ps. 603,900 thousand in 2011 to Ps. 656,217 thousand in 2012, mainly as a result of increases in maintenance costs (from Ps. 72,325 thousand in 2011 to Ps. 91,817 thousand in 2012), security and insurance (from Ps. 100,594 thousand in 2011 to Ps. 133,580 thousand in 2012) and cost of services for the Terminal 2 NH Hotel (from Ps. 23,656 thousand in 2011 to Ps. 28,220 thousand in 2012).  As a percentage of the sum of aeronautical and non-aeronautical revenues, cost of services decreased from 24.7% in 2011 to 23.3% in 2012, mainly reflecting a decrease in allowance for doubtful accounts.

Administrative Expenses

Our administrative expenses increased by 5.3% from Ps.  434,531 thousand in 2011 to Ps. 457,749 thousand in 2012, due primarily to fees for studies conducted in anticipation of our ICAO certification, as well as studies conducted to evaluate diversification activities.

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

Operating income for the Mazatlán airport increased from Ps. 6,609 thousand in 2011 to Ps. 25,130 thousand in 2012, due primarily to a 13.6% decrease in operating costs, which outpaced a 1.4% decrease in the sum of aeronautical and non-aeronautical revenues.  The decrease in operating costs mainly reflected a decrease in the major maintenance provision from Ps. 20,224 thousand in 2011 to Ps. 6,583 thousand in 2012 due to decreased maintenance requirements and an 11.8% decrease in the airport’s solidarity fee as a result of the decrease in revenues.

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

Operating income for the San Luis Potosí airport increased from Ps. (2,373 thousand) in 2011 to Ps. 12,447 thousand in 2012, due primarily to a 20.8% increase in the sum of aeronautical and non-aeronautical revenues and a 2.4% decrease in operating costs.  The decrease in operating costs mainly reflected a decrease in the major maintenance provision from Ps. 24,256 thousand in 2011 to Ps. 7,419 thousand in 2012 due to decreased maintenance requirements.

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

Net Interest Expense

Our net interest expense decreased 7.6% from Ps. 82,352 thousand in 2011 to Ps. 76,082 thousand in 2012, due primarily to a 1.2% decrease in long-term debt from Ps. 1,528,895 thousand in 2011 to Ps. 1,505,141 thousand in 2012 and lower interest rates during 2012 compared to 2011.  84.2% of our long-term debt has a floating interest rate based on 28-day TIIE.  During 2011, the 28-day TIIE consistently declined, from 4.8750% on January 1, 2011 to 4.7900% on December 30, 2011, with a yearly average of 4.8231%.  During 2012, the 28-day TIIE continued to decline until April, reaching 4.7175%, and it increased for the remainder of the year, closing at 4.8450% on December 31, 2012, with a yearly average of 4.7896%.

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

Net Income

Our net income increased by 33.0% from Ps. 616,080 thousand in 2011 to Ps. 819,088 thousand in 2012.  Earnings per share were Ps. 2.0501, and earnings per ADS were Ps. 16.4010.

Liquidity and Capital Resources

Sources of Liquidity

Historically, we covered all of our liquidity needs, including our obligations under the master development programs, with cash flows generated by the operations of our subsidiaries and incurred no significant debt.  In the past five years, we have changed our strategy to financing our operations and have incorporated debt as a means to make strategic capital investments.  In the future, we hope to continue covering our liquidity needs with cash flows generated by the operations of our subsidiaries, with a reduction of costs and operational improvements to maximize profitability, and with the incurrence of additional debt to finance expenditures pursuant to our master development program obligations, other capital expenditures and working capital, to make our capital structure more efficient.  In our opinion, our working capital is sufficient for our present requirements.  For a discussion on our master development program obligations, see “Item 4.  Information on the Company—Master Development Programs and Capital Expenditures—Revenue Regulation.”

Pursuant to our master development program, in 2014 and 2015, we anticipate investing Ps. 1,179,867 thousand and Ps. 372,112 thousand respectively as follows:

Committed Investments Under Master Development Programs by Category
for 2014 through 2015

	2014	2015
	(thousands of pesos)
Terminals	46,358	71,495
Runways and aprons	225,519	155,556
Machinery and equipment	287, 324	54,084
Baggage-screening system – investments	175,964	55,176
Security – investments	296,582	20,845
Other	148,120	14,956
Total	1,179,867	372,112

Cash Flows

Our treasury monitors cash flows on a daily, monthly and annual basis to plan and determine the management, sources and uses of resources, as well as to meet our capital and debt service obligations at all times, and to improve our working capital and capital structure.

As of December 31, 2011, 2012 and 2013, we had Ps. 523,634 thousand, Ps. 1,152,433 thousand and Ps. 1,534,006 thousand, respectively, of cash and cash equivalents, of which 3.6%, 9.6% and 1.5%, respectively, was denominated in U.S. dollars.  We invested these resources in financial instruments in accordance with our investment policy.

In 2013, we generated Ps. 1,005,246 thousand in cash flows from operating activities of which Ps. 1,636,236 thousand was directly from operating activities and was offset mainly by Ps. 275,701 thousand of income tax paid, Ps. 228,849 thousand of major maintenance expenses and Ps. 133, 557 thousand of taxes and other liabilities payments. Our cash flow used in investing activities was Ps. 270,880 thousand, mainly with respect to investments in our concessions and our cash flow used in financing activities was Ps. 352,793 thousand, mainly for the distribution of Ps. 1,196,912 thousand in capital reimbursements and Ps. 1,485,538 thousand in payment of debt, offset by proceeds from long-term debt of Ps. 2,497,524 thousand.

In 2012, we generated Ps. 1,260,415 thousand in cash flows from operating activities of which Ps. 1,509,351 thousand was directly from operating activities and was offset mainly by Ps. 213,907 thousand of income tax paid and Ps. 201,970 thousand of major maintenance expenses.  Our cash flow used in investing activities was Ps. 393,884 thousand, and our cash flow used in financing activities was Ps. 237,730 thousand, mainly for the payment of Ps. 500,000 thousand in capital reimbursements and Ps. 198,344 thousand in dividends, as well as the payment of debt and interests from our outstanding debt.

In 2011, we generated Ps. 749,144 thousand in cash flows from operating activities of which Ps. 1,256,196 thousand was directly from operating activities and was offset mainly by Ps. 148,341 thousand of income tax paid and Ps. 316,922 thousand of major maintenance expenses.  Our cash flow used in investing activities was Ps. 454,475 thousand, and our cash flow used in financing activities was Ps. 83,873 thousand, mainly for payments of dividends totaling Ps. 399,076 thousand, payments of debt and the reacquisition of certain of our shares in an aggregate amount of Ps. 7,589 thousand.

Indebtedness

Short-Term Indebtedness

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

As of December 31, 2013, we had lines of credit available for short-term issuances totaling Ps. 1,150,000 thousand.

Long-Term Indebtedness

On March 26, 2013, we issued Ps. 1,500,000 thousand in 10-year peso-denominated notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered in 2011.  Interest payments are made on a semiannual basis at a fixed annual interest rate of 6.47%.  The principal amount will be repaid at maturity on March 14, 2023.  In connection with the issuance of these notes, a pledge was established on the Acapulco, Ciudad Juárez, Culiacan, Chihuahua, Mazatlan, Monterrey, Tampico, Torréon and Zihuatanejo airports.  The net proceeds from the placement were used to prepay existing debt and are being used to fund committed investments under the master development programs for our 13 airports, as well as for strategic investments.  The notes received ratings of mxAA+ by Standard and Poor’s and AA+

(mex) by Fitch Ratings.  The principal covenants and the events of default under the indenture pursuant to which these notes were issued (the “2013 Indenture”) are described below.

Covenants

•                 We will preserve our legal existence and that of our guarantors and will maintain an ongoing business.

•                 We will do what is necessary to ensure that our obligations under the notes constitute our direct and unsecured obligations and that they have the same priority of payment, in the case of bankruptcy, as the rest of its direct and unsecured obligations, except for priorities established by the operation of law.

•                 In the event of a Change of Control (as defined in the 2013 Indenture), we will be obligated to perform and initiate, through the Mexican Stock Exchange, a public offer to purchase with respect to the notes no more than 15 business days after the occurrence of such Change of Control.  We shall offer, and the holders will have the right to accept, the repurchase of the notes in circulation in exchange for a price equal to 101% of the nominal value of the notes plus the interest accrued and not paid through the date of repurchase.

•                 We cannot merge, divide, dissolve or liquidate, nor can we permit any of our subsidiaries to merge, divide, dissolve or liquidate, except for (i) mergers in which we or the subsidiary, as the case may be, is the surviving company, (ii) mergers in which the entity created by the merger assumes our obligations, (iii) mergers that do not imply a Change in Control or (iv) dissolutions and liquidations of subsidiaries that we consider advantageous in making our corporate structure more efficient and that do not directly result in an event of default.

•                 We cannot sell, rent or otherwise dispose of Important Assets (as defined in the 2013 Indenture) (including the share capital of any subsidiary), nor permit that our subsidiaries do so, except for (i) sales in the ordinary course of business, (ii) sales of obsolete or discontinued equipment and (iii) sales between subsidiaries or between us and our subsidiaries.

•                 We cannot incur nor permit our subsidiaries to incur any lien, except (i) if they are permitted liens or (ii) if, concurrently with the creation of any lien, we guarantee our obligations under the notes in the same manner.

Events of Default

•                 If we stop paying interest within three business days following a payment date.

•                 If we disclose financial, accounting or legal information to the public that is incorrect or false in any important respect, and such information is not corrected within 15 business days from the date on which any responsible officer had knowledge of such a situation.

•                 If we or our subsidiaries breach any of the obligations incurred with the issuance of notes, with the understanding that it is considered a breach if the obligations are not remedied within 30 calendar days of the date on which we receive a notification from the common representative of the holders in which the breach of obligation is specified.

•                 If the terms and conditions of the concessions are modified in such a manner that they limit or negatively and significantly affect the rights that they presently afford to us or to our subsidiaries, or if, for any reason, a governmental authority confiscates, rescues or seizes the installations and operations of an airport operated by us by means of a final and unappealable resolution or if a concession is revoked and terminated by means of a final and unappealable resolution.

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

•                 If any definitive judicial resolution is issued against us or our subsidiaries that, individually or together, with any other definitive judicial resolution exceeds the amount of U.S.$ 10.0 million or its equivalent in other currencies and said amount was not paid or guaranteed within 30 calendar days.

•                 If we reject, question or dispute the validity or enforceability of the notes.

•                 If we do not begin or perform the repurchase offer when a Change of Control has occurred.

•                 If on the 30th day business day after the audited annual financial statements are available, the notes are not secured by guarantors that fulfill minimum requirements.

On July 15, 2011, we issued Ps. 1,300,000 thousand in 5-year peso-denominated notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities (Registro Nacional de Valores) and traded on the Mexican market.  The interest rate on the notes is the 28-day TIIE plus 70 basis points.  We used the net proceeds of the offering to prepay existing debt.  The balance of the net proceeds was used to fund committed investments under our master development program for our 13 airports, as well as to make strategic investments.  The principal covenants and the events of default under the indenture (the “2011 Indenture”) pursuant to which these notes were issued are described below.

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

•                 In the event of a Change of Control (as defined in the 2011 Indenture), we will be obligated to perform and initiate, through the Mexican Stock Exchange, a public offer to purchase with respect to the notes no more than 15 business days after the occurrence of such Change of Control.  We shall offer, and the holders will have the right to accept, the repurchase of the notes in circulation in exchange for a price equal to 101% of the nominal value of the notes plus the interest accrued and not paid through the date of repurchase.

•                 We cannot merge, divide, dissolve or liquidate, nor can we permit any of our subsidiaries to merge, divide, dissolve or liquidate, except for (i) mergers in which we or the subsidiary, as the case may be, is the surviving company, (ii) mergers in which the entity created by the merger assumes our obligations, (iii) mergers that do not imply a Change in Control or

(iv) dissolutions and liquidations of subsidiaries that we consider advantageous in making our corporate structure more efficient and that do not directly result in an event of default.

•                 We cannot sell, rent or otherwise dispose of Important Assets (as defined in the 2011 Indenture) (including the share capital of any subsidiary), nor permit that our subsidiaries do so, except for (i) sales in the ordinary course of business, (ii) sales of obsolete or discontinued equipment and (iii) sales between subsidiaries or between us and our subsidiaries.

•                 We cannot incur, nor permit our subsidiaries to incur, any lien, except (i) if they are permitted liens or (ii) if, concurrently with the creation of any lien, we guarantee our obligations under the notes in the same manner.

•                 We will not permit our subsidiaries to incur additional debt, except in the following cases:  (i) debt incurred between our subsidiaries, (ii) debt incurred by the subsidiaries to us, (iii) debt incurred or to be incurred under the credit contracts with UPS Capital Business Credit for a total amount equivalent to up to U.S.$ 23.0 million or the equivalent in another currency, (iv) debt incurred with third parties (other than that mentioned in the item (iii)) up to an amount of U.S.$ 2.0 million or its equivalent in another currency, (v) debt repaid and secured by a specific asset or project, where the creditor does not have any recourse against us or any subsidiary, (vi) debt incurred by subsidiaries, which at the moment incurred, does not guarantee the notes, and (vii) debt incurred by subsidiaries that on August 23, 2013 were not subsidiaries.

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

As of December 31, 2012, we, through seven of our airports, maintained lines of credit with UPS Capital Business Credit (guaranteed by Ex-Im Bank) for U.S.$ 20.4 million, pursuant to agreements dated October 15, 2010 and December 14, 2010, valid through December 21, 2021.  As of December 31, 2013, the balance of credit was U.S.$ 14.3 million.  These lines of credit are guaranteed by checked-baggage inspection equipment acquired by the airports.  The interest rate is three-month LIBOR plus 125 basis points.

On September 19, 2012, we entered into a contract for a line of credit with UPS Capital Business Credit (guaranteed by Ex-Im Bank) for U.S.$ 4.5 million valid through August 1, 2017.  As of December 31, 2013, the line of credit amounted to U.S.$ 2.0 million.  The line of credit is guaranteed by the Monterrey airport and the firefighting and checked-baggage inspection equipment acquired by the airports in 2011.  The interest rate is three-month LIBOR plus 95 basis points.

On April 11, 2014 we withdrew U.S.$ 3.1 million from a line of credit for rescue and firefighting equipment.  The line of credit is with UPS Capital Business Credit (guaranteed by Ex-Im Bank) and is valid through July 25, 2019.  The line of credit is guaranteed by the Acapulco, Chihuahua, Culiacan, San Luis Potosí, Zacatecas and Monterrey airports as primary obligors, jointly and severally, with respect to the payment of the principal and interest.  The interest rate is LIBOR plus 265 basis points.

Total Indebtedness

The following table sets forth our total indebtedness at the closing of each of the periods indicated:

As of December 31,	Indebtedness
	(in thousands of pesos)
2011	Ps.	1,558,076
2012	2,088,209
2013	3,103,535

Derivative Financial Instruments

We entered into ISDA Master Agreements with Credit Suisse Group AG on November 14, 2013 and with HSBC México, S.A. de C.V., Institución de Banca Múltiple, on January 13, 2014 to execute operations with derivative financial instruments.  We have a Derivative Financial Instruments Policy, which states that these instruments must not be used as a means of speculation, but rather, to hedge risks to maintain financial costs at a desired level.

Other Restrictions

As of December 31, 2013, restrictions imposed by debt instruments did not have any impact our ability to fulfill our capital and cash obligations.

Principal Treasury Policies

The operation of the treasury is based on various policies, with which we were in compliance as of December 31, 2013.  The most significant policies currently in effect are as follows:

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

•                 The investment period shall never exceed 90 days.

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

The following table details our actual expenditures made during 2011, 2012 and 2013 and their classification in our consolidated financial statements for such periods:

	Year Ended December 31,
	2011	2012	2013
	(in thousands of pesos)
Capital expenditures pursuant to master development programs	330,863	321,718	352,688
Other capital expenditures	54,169	70,412	91,783
Total capital expenditures	385,032	392,130	444,471
Reductions to major maintenance provision	316,922	201,970	228,849
Other expenditures pursuant to master development programs	38,562	6,908	4,139
Expenditures pursuant to master development programs and other capital expenditures(1)	740,516	601,008	677,458

(1)          The amounts disclosed in this table refer to increases in our investments in capital assets and represent both actual cash expenditures and capital additions, which are included in our accounts payable as of the end of each period, as the cash required for the capital additions has not yet been expended.

In 2013, we spent Ps. 444,471 thousand on capital expenditures, principally for improvements related to our terminals, runways and aprons and machinery and equipment.  In 2012, we spent Ps. 392,130 thousand on capital expenditures, principally for improvements related to our terminals, machinery and equipment and runways and aprons.  In 2011, we spent Ps. 385,032 thousand on capital expenditures, principally for improvements related to our baggage-screening services and improvements to our terminals.

We currently intend to fund our commitments pursuant to the master development programs, other capital expenditures and working capital required by our business operations through cash flows generated from our operations and from current indebtedness and through the issuance of additional debt as deemed necessary by our management to comply with our obligations under the MDP.  For a discussion on our master development program obligations, see “Item 4.  Information on the Company—Master Development Programs and Capital Expenditures—Revenue Regulation.”

Share Repurchase Program

On April 27, 2007, our shareholders approved the initial creation of a reserve of Ps. 400,000 thousand for our repurchase of Series B shares.  On April 14, 2011, April 18, 2012 and April 16, 2013 our shareholders authorized the use of an amount of up to Ps. 400,000 thousand for the operation of our share repurchase program during the year approved and until the next annual shareholders’ meeting.

Our share repurchase program started in October 2007.  The operation of our share repurchase program generates cash inflow and cash outflow depending on the nature of the transaction (buying or selling).  For the years ended December 31, 2011, 2012 and 2013, the share repurchase program generated a cash outflow of Ps. 7,589 thousand, a cash inflow of Ps. 7,227 thousand and a cash outflow of Ps. 24,608 thousand, respectively.  On December 31, 2011, 2012 and 2013, the number of repurchased shares in treasury amounted to 1,151,300, 872,473 and 1,440,783, respectively.  During 2013, we bought 568,310 shares and used Ps. 24,651 thousand of the authorized repurchase amount for this purpose.

On April 10, 2014, our shareholders authorized the use of an amount of up to Ps. 373,867 thousand for repurchases of Series B shares during the rest of 2014, and until our next annual shareholders’ meeting in 2015.

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

Deferred Income Taxes

Through December 31, 2013, we recognized the tax effects of both Corporate Income Tax and the Business Flat Tax by projecting the reversal date of their temporary differences and applying the tax rate expected to apply in each estimated period.  Based on financial projections made during the period in which we expected temporary differences to reverse at our individual subsidiaries, we calculated our deferred taxes in accordance with the tax we expected to pay in the future (either the Corporate Income Tax or the Business Flat Tax).  In December 2013, the Mexican government enacted tax reforms, which, among other things, included the elimination of the Business Flat Tax.  Accordingly, our deferred income taxes as of December 31, 2013 were prepared taking into account that we will only be obligated to pay the Corporate Income Tax.

Additionally, the Company’s subsidiaries have tax loss carryforwards available to be amortized in addition to other deferred income tax assets for which we assess their recoverability.  We determine the recoverability of those assets based on our projections of future taxable income, which includes investments made under the master development programs to which we are subject, as well as the maximum rates that we are able to charge, as established by the Mexican government.

Investments

When we make an investment in another entity, we perform an analysis of the nature of our investment in order to determine if we exercise control, thereby consolidating the investment, if we exercise significant influence or joint control, thereby accounting for the investment as an equity method investment, or if we should account for the investment in another manner.  Such analysis is made based on a variety of factors, including actual and potential voting rights, control or influence through other contractual agreements, and any additional facts and circumstances that indicate that we possess the ability to direct, or have significant influence, over the relevant activities of the investment.

Contingencies

We are subject to transactions or contingent events over which professional judgment is exercised in developing estimates of probability of occurrence of probable outflows associated with adverse outcomes.  The factors considered in these estimates are the legal merits of the case, as substantiated by the opinion of our legal advisors.

Estimates

Allowance for Doubtful Accounts

In order to estimate doubtful accounts receivable, among other elements, we consider the credit risk derived from the customer’s financial position and any significant collection delays based on historical experience.

Useful Lives of Long-Lived Assets

Our long-lived assets correspond to concessions granted by the Mexican government, represented as an intangible asset, and property and equipment, represented as tangible assets. We review the estimated useful lives, residual values and depreciation and amortization methods of tangible and intangible long-lived assets at the end of each reporting period.  The level of uncertainty associated with estimates of useful lives is mainly related to changes in the market conditions in which the tangible and intangible assets are used, as a result of changes in demand, prices or traffic volumes.

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

Maintenance Provisions

We have an obligation to perform major maintenance activities in our airports, per the terms of our concession agreements.  The provision is recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation.  Future disbursements are determined by considering the requirements of our master development programs.  The recognition of the maintenance provision affects the results of the periods in which the infrastructure under concession becomes available for use through the date on which the maintenance and/or repair work is performed.

Off-Balance Sheet Arrangements

Except for operating lease agreements and purchase obligations as disclosed in the contractual obligations table, we are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

	Payments Due by Period
	Total		Less than 1 Year(5)		1-3 Years		3-5 Years		More than 5 Years
	(in thousands of pesos)
Master development programs	Ps.	1,551,979	1,179,867		Ps.	372,112(6)	N/A(6)		N/A(6)
Purchase obligations(1)	65,301		44,971		20,330		N/A		N/A
Short-term debt	99,421		99,421		N/A		N/A		N/A
Long-term debt(2)	3,013,563		33,588		1,394,560		50,970		1,534,445
Interest(3)	1,107,114		163,291		424,250		202,987		316,587
Leases(4)	367,498		32,333		88,635		49,306		197,224
Total	Ps.	6,204,876	Ps.	1,553,471	Ps.	2,299,887	Ps.	303,263	Ps.	2,048,256

(1)          Reflects minimum fixed annual payment to be paid under our Technical Assistance Agreement of U.S.$ 3.0 million updated to specific year using an annual U.S. inflation rate of 1.8%, as reported by the U.S. Department of Labor, Bureau of Labor Statistics for the period from June 2012 to June 2013, and assuming an exchange rate of Ps. 13.0652 per U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2013, which is used for operations with related parties in our consolidated financial statements.  The amount ultimately to be paid in any year will depend on our profitability.  The Technical Assistance Agreement will remain in effect until June 14, 2015, after which it will be automatically extended for successive five-year periods unless any party thereto elects otherwise.  See “Item 7.  Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements Relating to SETA.”

(2)          Debt denominated in U.S. dollars was converted to pesos based on an exchange rate of Ps. 13.0652 per U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2013, which is used for liabilities in our consolidated financial statements.

(3)          Interest projected based on forward interest rates (TIIE and LIBOR) and assuming an exchange rate of Ps. 13.0652 per U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2013, which is used for liabilities in our consolidated financial statements.

(4)          In October 2008, we acquired 90% of the common stock of Consorcio Grupo Hotelero T2, S.A. de C.V.  This entity held a lease agreement with Mexico City International Airport to construct and operate a five-star hotel at Terminal 2 of Mexico City International Airport, establishing a leasing amount of the higher of Ps. 18.5 million per year or a royalty of 18% of total annual revenues.  Additionally, we executed a lease agreement with HSBC for our headquarters building with an annual payment of Ps. 0.5 million, adjusted every year according to the Mexican national consumer price index.

(5)          Amounts for less than one year correspond to obligations for 2014.

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

On October 30, 2011, Salvador Alva Gómez, member of the Board of Directors, resigned as Independent Director because of his appointment as Rector of Sistema Tecnológico de Monterrey.  Salvador Alva Gómez served as a member of the Special Committee.  At the shareholders’ meeting held on April 18, 2012, Aaron Dychter Poltolarek was approved as an independent director of the Board of Directors.  Dr. Dychter served as interim independent director of the Board of Directors from January 24, 2012 until March 25, 2013.

At the shareholders’ meeting held on April 16, 2013, Fernando Flores Pérez, Aarón Dychter Polktolarek and Christina Gil White also resigned as Independent Directors, and Dr. José Luis Álvarez resigned as Chairman of our Board of Directors, though he continues serving as a Director.  At the same shareholders’ meeting, Diego Quintana Kawage was appointed as Chairman of our Board of Directors, and Elsa Beatriz García Bojorges, Ricardo Gutiérrez Muñoz and Carlos Guzmán Bofill were approved as Independent Directors of the Board of Directors.

At the shareholders’ meeting held on April 10, 2014, Laurent Galzy, who had been appointed by the SETA as interim director in substitution of Jacques Follain as of the date of the Board of Directors Meeting held on November 5, 2013, was ratified as a Director.  Jacques Follain was appointed the alternate Director for Mr. Galzy.

The following table lists the members of the Board of Directors effective on April 10, 2014, along with their titles, dates of appointment and ages:

Name	Title	Director Since	Age
Diego Quintana Kawage*	Chairman and Director	April 14, 2011	43
Luis Guillermo Zazueta Domínguez	Independent Director	October 2, 2006	68
Alberto Felipe Mulás Alonso	Independent Director	October 2, 2006	53
Elsa Beatriz García Bojorges	Independent Director	April 16, 2013	48
Ricardo Gutiérrez Muñoz	Independent Director	April 16, 2013	37
Carlos Guzmán Bofill	Independent Director	April 16, 2013	53
José Luis Guerrero Álvarez	Director	December 21, 2005	70
Sergio Fernando Montaño León	Director	December 21, 2005	66
Luis Fernando Zárate Rocha	Director	September 22, 2000	70
Alonso Quintana Kawage*	Director	March 14, 2003	40
Laurent Galzy*	Director	November 5, 2013	56
Jacques Follain	Alternate Director	December 13, 2006	58

*      Appointed by SETA

Diego Quintana Kawage.  Mr. Diego Quintana Kawage has been a member of our Board of Directors since April 2011 and has acted as its Chairman since April 16, 2013.  He has also been a member of the board of directors of Empresas ICA since 2008 and is Empresas ICA’s representative for the industrial construction segment and responsible for the airports and housing segments for strategic alliances.  He joined Empresas ICA in 1995 and served as the General Director of ViveICA, S.A. de C.V., Empresas ICA’s homebuilding company, from 2004 to 2009 and as Finance Director of ViveICA, S.A. de C.V., from 2000 to 2003.  He holds an economics degree from the Universidad Anáhuac and has a Master’s of Science in management from Stanford University.

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

Alberto Felipe Mulás Alonso.  Mr. Alberto Felipe Mulás Alonso has been a member of our Board of Directors since October 2006.  He currently serves as country head of Itaú BBA, a subsidiary of Itaú Unibanco (Brazil’s leading private financial group), responsible for developing the bank’s investment and corporate banking presence in Mexico. Prior to this, in 2003, he founded and then managed, through 2013, CReSCE Consultores, S.C., firm specialized in corporate finance, corporate governance and strategic planning.  In January 2001, President Vicente Fox appointed Mr. Mulás as Undersecretary of Housing at the Mexican Ministry of Social Development (Secretaría de Desarrollo Social) where he prepared the country’s new housing policy and created the National Housing Commission and became its first Commissioner and a member of the presidential cabinet.  Prior to 2001, Mr. Mulás’ investment banking career included: heading the Mexican operations of both Donaldson, Lufkin & Jenrette Securities Corp. (1999-2001) and Lehman Brothers Inc. (from 1992 to 1997).  He was also a vice-president at JP Morgan and an associate at Bankers Trust Company.  Mr. Mulás serves as an independent director on various boards, including: Red de Carreteras de Occidente (Mexico’s largest toll road operator), Consorcio Comex (the country’s largest paint manufacturer and retailer), Organización Ramirez (owner of Cinepolis, Latin America’s largest movie theater chain) and Farmacias del Ahorro (Mexico’s second largest pharmacy chain).  Mr. Mulás holds a degree in chemical engineering from the Universidad Iberoamericana and a Master’s in Business Administration from the Wharton School at the University of Pennsylvania.

Elsa Beatriz García Bojorges.  Ms. Elsa Beatriz García Bojorges, a certified public accountant, has been a member of our Board of Directors since April 2013.  She is a researcher and board member of the Mexican Financial Reporting Standards Board (Consejo Mexicano de Normas de Información Financiera, A.C. or “CINIF”), which is the accounting standard setting body in Mexico.  Ms. García is the president of our audit committee, as well as the president of the audit committee of Empresas ICA, the president of the audit committee, and a member of the corporate governance practices committee, of Red de Carreteras de Occidente, S.A.B. de C.V.  In 2010, 2011 and 2012, she participated on behalf of Mexico in the Intergovernmental Working Group of Experts on International Standards of Accounting and Reporting hosted by the United Nations Conference on Trade and Development.  Previously, she worked as an independent financial consultant.  Previously, Ms. García was a partner in the accounting firm Bouzas, Reguera, Gonzalez y Asociados, S.C.  She is a lecturer at several universities, accounting associations and companies in Mexico and is a columnist for the Public Accountancy Journal.  She hold as an accounting degree with honors from the Universidad Nacional Autónoma de México, as well a diploma in financial engineering.  She has been certified by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos, or “IMCP”) since 1999.  In 2012, she received from the IMCP her certification as an accounting specialist.

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

José Luis Guerrero Álvarez.  Dr. José Luis Guerrero Álvarez has been a member of our Board of Directors since December 2005 and acted as its Chairman from April 14, 2011 to April 16, 2013.  Dr. Guerrero was Chief Executive Officer of Empresas ICA from January 2007 to June 2012.  He was previously its Chief Financial Officer and Executive Vice President.  Between 1972 and 1979, he held positions as Planning Director of Combinado Industrial Sahagún, Technical Director of Roca Fosfórica Mexicana and Technical Planning and Development Sub-Manager at Lazaro Cardenas Las Truchas steel plant.  He also worked at Wichman Wimet, Conventry (United Kingdom), Fábricas Automex and Industria del Hierro.  In addition, Dr. Guerrero has been a member of the board of directors of Empresas ICA since 1990 and is an independent member of the board of directors and chairman of the Oversight Committee of the Mexican Stock Exchange, a member of the Board of Directors of Infrastructure Fund EXI and an independent member of Enova Endeavor.  He is also a former member of the board of directors of Banamex, among other companies.  Also, he has been a professor of Materials Science in the Engineering School of the Universidad Nacional Autónoma de México and a professor of finance at the IPADE.  Dr. Guerrero holds an engineering degree in Mechanical and Electrical Engineering from the UNAM, a diploma d’Ingénieur from the Institut Supérieur des Matériaux et de la Construction Méchanique of Paris, France, and both an M.S. and a Ph.D. in Engineering from the University of Illinois at Urbana-Champaign and has attended various executive courses at Harvard, Stanford, the University of Pennsylvania, the Instituto Tecnológico Autónomo de México (ITAM) and the Instituto Panamericano de Alta Dirección de Empresa (IPADE).

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

Luis Fernando Zárate Rocha.  Mr. Luis Fernando Zárate Rocha has been a member of our Board of Directors since September 2000.  Mr. Zárate was previously a member of the board of directors and Executive Vice President in charge of overseeing civil construction of Empresas ICA.  He was affiliated with Empresas ICA for over 40 years, during which time he worked in business development as well in construction and infrastructure projects.  In 2012, Mr. Zárate was elected president of the Mexican Chamber of the Construction Industry for the period from 2012 to 2015 and was also elected in January 2012 president of the Mexican Energy Conservation Trust (Fideicomiso para el Ahorro de Energía Eléctrica).  Mr. Zárate holds a degree in civil engineering from the Universidad Nacional Autónoma de México, where he has been a professor of engineering since 1978.

Alonso Quintana Kawage.  Mr. Alonso Quintana Kawage has been a member of our Board of Directors since March 2003.  Mr. Quintana is also a member of the board of directors of Empresas ICA and has served as its Chief Executive Officer since July 1, 2012.  From January 2007 through June 2011, he was Empresas ICA’s Chief Financial Officer, where he led the efforts to secure financing for the most rapid growth in Empresas ICA’s history.  Since joining Empresas ICA in 1994, he has served the company in various capacities.  Mr. Quintana received a degree in civil engineering from the Universidad Iberoamericana and a Master’s in Business Administration from the Kellogg School of Management at Northwestern University.

Laurent Galzy.  Mr. Laurent Galzy is a graduate of HEC School of Management and Institut d’Etudes Politiques de Paris in France, and holds a Master’s Degree in Economics.  He also attended École Nationale d’Administration.  Since 1984, he has held several budget management positions, including at the Ministry of the Economy and Finance in France, in the areas of infrastructure, transport and local authority development.  In 1999, he became Deputy Director in charge of Industry, Transports and Research Subdivision at the Budget Directorate at the Ministry of the Economy and Finance.  Laurent Galzy was appointed Director of Management Control and Financial and Legal Affairs of Aéroports de

Paris on February 1, 2002.  He became Chief Executive Officer of Aéroports de Paris Group, or the ADP Group, in 2003 and is executive director in charge of International and Subsidiaries since 2013. He is also a board member of TAV Airport Holdings, Schiphol Group and Société de Distribution Aéroportuaire, or SDA (a joint venture with Lagardère Group in the area of retail).  He has also been chairman of the board of Aéroports de Paris Management since November 2011.

Jacques Follain.  Mr. Jacques Follain has been an alternate member or member of our Board of Directors since December 2006 and is currently the alternate director for Mr. Galzy.  In April 2013, he was appointed as a member of our Board of Directors.  Mr. Follain is Managing Director of Aéroports de Paris Management.  Mr. Follain joined the ADP Group in 1998 and has played a key role in the development of ADP as an international airport operator in China, Mexico, Egypt, Jordan, Belgium, Mauritius, Croatia and Algeria.  Prior to joining ADP, Mr. Follain was an organizational consultant for Arthur Andersen Accenture for six years and then held several positions in L’Oréal starting in 1987, including heading its Mexico subsidiary, sales and marketing manager for Europe in the International Department and responsibility for setting up the management information systems of the professional division.  He is member of the Board of Directors of ADPI, ZAIC and MZLZ (Croatia), AIG (Jordan), ATOL (Mauritius) and Liège Airport (Belgium).  Mr. Follain is an aeronautical and telecommunications engineer, with degrees from the École Nationale Supérieure des Constructions Aéronautiques (Toulouse), the École Nationale Supérieure des Telecommunications (Paris) and a Master’s degree from Stanford University.

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

The following table lists our executive officers, their current position and their date of appointment as an executive officer:

Name	Current Position	Executive Officer Since(1)	Age
Porfirio González Álvarez	Chief Executive Officer	July 1, 2011	63
Stéphane Laurent Christian Lemoine(2)	Chief Operating Officer	July 19, 2010	52
José Luis Guerrero Cortés(2)	Chief Financial Officer	July 1, 2009	33
Alfredo Domínguez Sánchez	General Counsel	November 14, 2011	39
Roberto Ontiveros Chávez	Infrastructure and Maintenance Director	July 22, 2008	49
Stéphane Taysse(2)	Commercial and Marketing Director	December 1, 2009	41
Juan Manuel Jauregui Aguilar	Airports Director	November 14, 2011	59
Paloma Grediaga Kuri	Real Estate & New Business Director	August 2, 2011	43

(1)          Date appointed.

(2)          Appointed by SETA as holder of Series BB shares.

Porfirio González Álvarez has served as our Airports Director since April 2006 before becoming on July 1, 2011, our Chief Executive Officer.  Previously, he served as:  Business Unit Manager, Assistant Director of Operations and Development and Manager of our Monterrey airport.  Prior to joining us he served in various capacities in the Mexican government and the State government of Nuevo León, including General Director of Tourism.  Mr. González holds a B.S. in civil engineering from the

Universidad Autónoma de Nuevo León.  He has also completed various specialization courses in the areas of airports, safety and security, finance, management and human resources.

Stéphane Laurent Christian Lemoine has served as our Chief Operating Officer since July 2010.  Previously, Mr. Lemoine held various positions with Aéroports de Paris Group including Head of the Operations Department at Charles-de-Gaulle Airport, Group Controller and International Development Expert. Since 2005, Mr. Lemoine has been a member of the Board of Directors in the main subsidiaries of Aéroports de Paris Group, including ADPM, ADPI, ADPI Middle East (Libanus) and France Handling and Alyzia.  Prior to joining the ADP Group, Mr. Lemoine served as Corporate Manager at Sudameris Bank in Paris and Trade Advisor at the French Embassy in Australia.  Mr. Lemoine holds a Master’s in Business Administration from Paris Dauphine University and has completed additional studies in airport management at École Nationale d’Aviation Civile in Toulouse.

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

Roberto Ontiveros Chávez has served as our Infrastructure and Maintenance Director since July 2008.  Previously, he was a Senior Engineer at the Facilities Management department of the U.S. Embassy in Mexico City, Construction Manager for Libra Desarrollos, S.A., and PROCASA and Chief of Planning at Cementos del Yaqui, S.A.  Mr. Ontiveros holds a B.S. in civil engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, a Master’s Degree in Construction by Universidad Nacional Autónoma de México, a diploma in Project Management from the Project Management Institute, a diploma as a reinforced concrete inspector from the American Concrete Institute and a diploma on asbestos-containing materials, among other specialization courses in the construction sector.

Stéphane Taysse has served as Commercial and Marketing Director since December 2009.  Prior to joining us, he was Commercial Manager at ADP-Roissy Charles de Gaulle Airport since 2007.  Previously, he served as Deputy Director in the Business Unit and as Project Manager at Galeries Lafayette in Paris for eight years.  He was also Head of the Department of Marks Spencer Department Stores in London and Paris.  Mr. Taysse has a strong leadership and an extensive vision of the Commercial and Duty Free Market.  He holds a Post-Master’s Degree in International Sales and Marketing and a Master’s of Business from the School of Toulouse.

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

Compensation of Directors and Executive Officers

For 2013, the aggregate compensation earned by our 19 officers (including executive officers and airport administrators) was Ps. 64,984 thousand.

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

At the shareholders’ meeting held on April 10, 2014, the shareholders approved the following compensation for Directors and Executive Officers:  each of the chief executive officer, the chief financial officer, the general counsel and the permanent invitees and secretaries for each meeting of the Board of Directors or committee will receive compensation in the amount of Ps. 50,000, net of any required withholding for each meeting and committee meeting attended.  In addition, Independent Directors will receive a fee of Ps. 4,000, net of any required withholding for each hour they dedicate to our affairs entrusted to them by the Board of Directors outside of board meetings and corporate committee meetings.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due them according to the Mexican Federal Labor Law.

As of December 31, 2013, the amount set aside or accrued for all employees under our subsidiary Servicios Aero Especializados del Centro Norte, S.A. de C.V.’s retirement plan, was Ps. 8,780 thousand.  Other than for Servicios Aero Especializados del Centro Norte, S.A. de C.V., no amount has been set aside by us or our subsidiaries for pension, retirement or similar benefits.

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

At our general shareholders’ meeting held on April 16, 2013, Elsa Beatriz García Bojorges was elected as Chairman of our Audit Committee and Alberto Felipe Mulás Alonso was elected as Chairman of our Corporate Practices, Finance, Planning and Sustainability Committee.  At our general shareholders’ meeting held on April 10, 2014, Elsa Beatriz García Bojorges and Alberto Felipe Mulás Alonso were ratified as Chairpersons of our Audit Committee and our Corporate Practices, Finance, Planning and Sustainability Committee, respectively.  The current members of the Audit Committee are Elsa Beatriz García Bojorges, Luis Guillermo Zazueta Domínguez and Alberto Felipe Mulás Alonso.  Elsa Beatriz García Bojorges has been designated as an “audit committee financial expert” as defined by the SEC.  Alberto Felipe Mulás Alonso, Ricardo Gutiérrez Muñoz and Carlos Guzmán Bofill are the current members of the Corporate Practices, Finance, Planning and Sustainability Committee.

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

Employees

As of December 31, 2013, we had approximately 1,166 employees.  The total number of employees increased by 3.4% in 2013, due primarily to the addition of personnel to work teams to improve airport operations.  As of December 31, 2013, approximately 56.1% of our employees were unionized.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated:

	As of December 31,
	2011	2012	2013
Categories of activity:
Airport operations	549	549	560
Airport maintenance	161	165	170
Administration	301	307	324
Hotel services(1)	103	107	112
Geographic location:
Acapulco	89	81	83
Ciudad Juárez	52	53	56
Culiacán	56	59	59
Chihuahua	63	59	61
Durango	39	41	41
Mazatlán	70	65	66
Monterrey	216	221	227
Reynosa	34	42	42
San Luis Potosí	42	46	46
Tampico	59	60	61
Torreón	49	48	51
Zacatecas	43	43	45
Zihuatanejo	46	44	47
Corporate offices	153	159	169
Hotel services(1)	103	107	112
Total(2)	1,114	1,128	1,166

(1)          Employed by our subsidiary Servicios Corporativos Terminal 2, S.A. de C.V., providing services for the operation and administration of the Terminal 2 NH Hotel. The human capital management for these employees is directly led by NH Hoteles SA, a Spanish company.

(2)          As of December 31, 2011, 2012 and 2013, includes 383, 398 and 419 persons, respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., and 49 persons employed by Servicios Aero Especializados del Centro Norte, S.A. de C.V., our administrative services subsidiaries.

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

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries.  We make bi-weekly contributions matching each employee’s contribution.  Employees are entitled to withdraw the funds in their accounts on an annual basis.  In 2011, 2012 and 2013, we made a total of Ps. 45,121 thousand, Ps. 49,459 thousand and Ps. 52,297 thousand, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Ministry of Finance and Public Credit.

Item 7.                         Major Shareholders and Related-Party Transactions

MAJOR SHAREHOLDERS

Aeroinvest is our controlling shareholder.  Aeroinvest directly owns 98,702,700 of our Series B shares that represent 24.7% of our outstanding capital stock.  Aeroinvest also directly owns 331,972,000 Series A shares of SETA that represent 74.5% of its capital stock.  SETA in turn owns 58,800,000 of our Series BB shares and 8,000,000 Series B shares that collectively represent 16.7% of our capital stock.  Consequently, Aeroinvest is the beneficial owner of 37.1% of our capital stock.

In November 2006, a Mexican trust established by NAFIN, acting pursuant to the instructions of the Ministry of Communications and Transportation, sold 48.02% of our outstanding capital stock through a global public offering of shares in the form of American Depositary Shares, or ADSs, and Series B shares, concurrently in the United States and Mexico.  The net proceeds from the sale of the shares were paid to the Mexican government.  After the offering, the Mexican government ceased to be a shareholder.

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 15, 2014, identifying each owner of more than 5% of any series of our shares:

	Number of Shares		Percentage of Issued and Outstanding Capital
Identity of Shareholder	B Shares	BB Shares	B Shares	BB Shares
Aeroinvest(1)	98,702,700	—	24.7%	—
SETA(2)	8,000,000	58,800,000	2.0%	14.7%
Aberdeen Asset Management PLC(3)	57,142,240	—	14.3%	—
Quintana Family(4)	24,287,210	—	6.1%	—
Public	153,059,700	—	38.2%	—
Officers and Directors(5)	8,150	—	0.0%	—

(1)          In addition to the Series B shares it directly owns, Aeroinvest may be deemed to beneficially own all of our shares owned by SETA by virtue of its ownership of 74.5% of SETA’s capital stock.  Aeroinvest and SETA are subsidiaries of Empresas ICA.

(2)          Held in trust with Bancomext.  Aeroinvest and SETA are subsidiaries of Empresas ICA.

(3)          Based on beneficial ownership report filed with the SEC dated December 31, 2013.

(4)          Members of the Quintana Family, including current Directors, Mr. Alonso Quintana Kawage and Mr. Diego Quintana Kawage, directly own an aggregate of 24,287,210 million Series B shares representing 6.1% of such series.  None of the members of the Quintana Family individually directly own more than 5% of any class of our shares.  Percentage figures are based on the number of shares outstanding as of the date of the most recently beneficial ownership report.

(5)          Excludes shares beneficially owned by Mr. Alonso Quintana Kawage and Mr. Diego Quintana Kawage, who own 239,700 and 461,600 Series B shares, respectively, and is included in the percentage owned by the Quintana Family as a group.

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

Under the terms of the Participation Agreement and the Bancomext Trust, (i) SETA’s key partners, currently Aéroports de Paris Management (ADPM) and Aeroinvest, are required jointly to maintain at least 51% ownership of SETA until June 14, 2015, (ii) Aeroinvest must maintain at least a 25.5% ownership interest in SETA until such date, and (iii) ADPM must maintain at least a 10.0% ownership interest in SETA until such date.  To the extent that a key partner acquires shares of SETA in excess of its above-referred interest, such additional interest may be sold without restriction.  There can be no assurance that the terms of the Participation Agreement or the Bancomext Trust would not be amended to reduce or eliminate these ownership commitments.  If SETA or any of its shareholders defaults on any obligation contained in the trust agreement, or if SETA defaults on any obligation contained in the Participation Agreement or the Technical Assistance Agreement, after specified notice and cure provisions, the Bancomext Trust provides that the trustee may sell 5.0% of the shares held in the trust and pay the proceeds of such sale to us as liquidated damages.

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

On June 22, 2007, Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., División Fiduciaria and Banca Múltiple, J.P. Morgan Grupo Financiero, División Fiduciaria, entered into a voting agreement pursuant to which Aeroinvest agreed to vote its Series B shares currently representing 24.7% of our capital stock as a bloc in the same way SETA votes its shares of our capital stock at all ordinary and extraordinary shareholders meetings, subject to certain exceptions set forth in the agreement.  An English translation of this agreement was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2006.

In February 2011, Aeroinvest repaid Merrill Lynch the totality of its credit facilities.

On May 15, 2013, we filed a shelf registration statement on Form F-3 with the SEC, which permits us or the selling shareholder named therein, Aeroinvest, to offer, from time to time, up to 100,000,000 Series B shares, directly or in the form of ADSs.  On July 12, 2013, Aeroinvest sold 69,000,000 shares, representing approximately 17.25% of our total capital stock, in an underwritten global public offering at a price of Ps. 40.00 per Series B share and U.S.$ 24.76 per ADS.  Following this sale of Series B shares, Aeroinvest holds 98,702,700 Series B shares, or 24.7% of our total capital stock.

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2013 amounted to Ps. 67,365 thousand (U.S.$ 5.2 million).  The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its shareholders during the term of the agreement.  The agreement has an initial term of 15 years beginning June 14, 2000, and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015.  The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date.  A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B shares that are not owned by SETA or any of its affiliates.  A party may terminate the Technical Assistance Agreement prior to its expiration date upon non-compliance with its terms by the other party.  SETA provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the master development programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations.

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

The Technical Assistance Agreement allows SETA, its shareholders and their affiliates to render additional services to us only if our Corporate Practices, Finance, Planning and Sustainability Committee determines that these related persons have submitted an arm’s-length bid in a public bidding process.  For a description of this committee, see “Item 6.  Directors, Senior Management and Employees—Committees.”

In 2012 and 2013, we recognized expenses of U.S.$ 5.1 million and U.S.$ 5.1 million, respectively, pursuant to the Technical Assistance Agreement plus additional nominal expenses paid to SETA and its affiliates.

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

Arrangements with Aeroinvest and Its Affiliates

Our parent company Aeroinvest entered into agreements with Merrill Lynch to refinance its existing credit facilities in June 2007.  In connection with the Merrill Lynch refinancing, Aeroinvest assigned its economic interests (including its right to receive dividends) with respect to its Series B shares currently representing 24.7% of our capital stock as well as 74.5% of the Series A shares of SETA.  Aeroinvest purchased thereafter additional Series B shares representing 6.64% of our capital stock.  Although we were not parties to the refinancing agreements previously mentioned, the refinancing agreements required us to comply with certain restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions, make investments or capital expenditures outside our master development programs.  In February 2011, Aeroinvest repaid Merrill Lynch the outstanding amounts under these credit facilities.

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

On April 4, 2014 Aeroinvest pledged 26 million of our Series B shares to Banco Inbursa, S.A., Institución de Banca Multiple, Grupo Financiero Inbursa, as a guarantee for a loan to Controladora de Operaciones de Infraestructura, S.A. de C.V., in the amount of Ps. 700 million due to mature on July 4, 2014.

In the future, Aeroinvest could enter into additional agreements that may require us to comply with certain covenants.  Aeroinvest’s economic interests with respect to these or any other additional Series B shares purchased by Aeroinvest may become subject to an assignment under the terms of any future refinancing documents in certain circumstances.

Arrangements with Other Affiliates

We periodically engage Empresas ICA and its affiliates to provide construction and related services to us.  In 2013, we contracted Ps. 187,184 thousand for services to be provided by Empresas ICA and its affiliates periodically.  In accordance with our Related Party Guidelines, such contracts were approved by our Board of Directors upon the recommendation of our Corporate Practices, Finance, Planning and Sustainability Committee and in accordance with Mexican Securities Law.  The Committee considered these contracts to be arm’s-length agreements based on the evaluation of these contracts by the third-party professionals Desarrollo de Ingeniería Civil y Tecnológica, S.A. de C.V. (DICTEC), represented by Jorge Moreno Anaya; and Corporativo de Ingeniería Terrestre, S.A. de C.V. (COITSA), represented by Victor Manuel Corona Ahumada.  All companies are independent experts contracted by us to evaluate offers made by Empresas ICA or its affiliates.  They determined that Empresas ICA or its affiliates’ offers were consistent with market prices.

The following table shows details of the contracts concluded with affiliates of Empresas ICA in 2013, providing for payment of Ps. 69,916 thousand in exchange for the construction, rehabilitation or maintenance of runways and aprons of our airports.  This amount represents 10.4% of capital expenditures plus major maintenance investments, equivalent to Ps. 673,320 thousand.

Airport	Amount
(in thousands of pesos)
Acapulco	Ps. 4,573
Ciudad Juárez	12,261
Mazatlán	9,464
Monterrey	843
Reynosa	29,826
Tampico	4,038
Torreón	8,911
Total	Ps. 69,916

Transactions with Related Parties Under IFRS

As of December 31, 2013, we had Ps. 107, 440 thousand in accounts payable to related parties, and we conducted the following transactions with Empresas ICA during 2013: (i) a transaction amounting to Ps. 66,643 thousand in technical assistance fees and travel expenses and (ii) a transaction amounting to Ps. 69, 916 thousand for improvements in concession assets during the same period.

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

Disputed Land Ownership at the Ciudad Juárez Airport

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$ 120.0 million.  On May 18, 2005, a Mexican court ordered us to return the disputed land to the plaintiffs.  However, that decision and three subsequent constitutional claims permitted the ruling to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation, as the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juárez airport.  On August 28, 2009, the Federal Government filed its answer to the claim, in which it requested that the trial be removed to federal court.  In May 2010, the Court of Appeals granted the Federal Government’s request, giving the Federal Courts jurisdiction to hear the lawsuit.  The plaintiffs filed a constitutional claim against this ruling before the Federal District Court in Chihuahua and on November 29, 2010, the District Court in Chihuahua confirmed the Court of Appeals ruling.  Against this ruling, the plaintiffs filed an appeal (recurso de revisión) before the Federal District Circuit Court, and on July 7, 2011, the Federal Circuit Court ruled that the plaintiffs’ constitutional claim should be heard by a District Court in Ciudad Juárez.  In October 2011, the District Court in Ciudad Juárez denied the plaintiffs’ constitutional claim, against which, in November 2011, the plaintiffs filed a new appeal (recurso de revisión) before the Federal Circuit Court.  On January 7, 2012, the Federal Circuit Court confirmed that the District Court in Ciudad Juárez had jurisdiction to hear the claim.  On April 30, 2012, the Federal District Court in Ciudad Juárez ruled that it did not have jurisdiction to hear the claim, and the determination of jurisdiction was sent to the Supreme Court.  However, after the Federal District Court denied jurisdiction, a conflict arose that has been resolved by the Circuit Court.  The Federal Circuit Court ruled on January 13, 2013 that a state or local court must hear the lawsuit rather than a federal court.  The lawsuit is still underway at this time.  As of April 15, 2014, the final resolution of this dispute remains pending.

In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of our concessions would require, our concession to operate the Ciudad Juárez airport would terminate.  In 2013, the Ciudad Juárez airport represented 4.2% of our consolidated total revenues.  Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of our concessions the termination of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and that the Mexican government would be obligated to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that we would be so indemnified.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

Disputed Land Ownership at the Monterrey Airport

On January 12, 2012, a third party filed a claim that it was the owner of a property previously acquired by the Monterrey airport.  The third party is seeking a declaration that the documents of sale to the Monterrey airport are null and void based on the absence of a sale deed for the property and the restitution of the property to the third party, together with the corresponding improvements and property rights.  As of April 15, 2014, the final resolution of this dispute remains pending.

As of December 31, 2013, we did not reserve any provision related to this claim, as in the event that the third party’s claim is successful, the party that sold the disputed property to the Monterrey airport would be liable for the payment of any damages.

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

On April 17, 2013 (after April 15, 2013, the last date of our consolidated financial statements presented in this annual report), the Third District Judge permanently suspended the city’s order, pending a resolution of whether the city of Torreón has the authority and power to inspect the commercial and advertising areas within the Torreón airport.  In December 2013 a Federal District Court granted relief to the airport, and instructed the authorities to invalidate the municipal proceedings because they lacked the capacity to demand or require licenses inasmuch as the airport is an exclusively federal facility subject to the Federal laws.  The authorities challenged the federal verdict and the lawsuit is still being heard by the Federal Circuit Court (Tribunal Colegiado de Circuito).  As of April 15, 2014, the final resolution of this dispute remains pending.

Order to Close Industrial Park Construction, Gas Station and Strip Mall at Monterrey International Airport

On November 19, 2013, the Apodaca municipality executed an inspection order and closed the commercial premises located in the Monterrey airport, which include a strip mall, a gas station and an industrial park, because they did not have multiple licenses for ground use and/or construction.  A constitutional claim lawsuit was filed against these acts challenging the shutdown and the constitutionality of the municipal order.  The court granted a provisional suspension ordering that the municipal authorities remove the barriers and enable the businesses to continue operations.

Furthermore, the municipality notified the airport in a different official ruling that the closure actions were flawed and therefore invalid.  Even though the municipality invalidated the closure actions and the official notices ordering such closure, it is not barred from enforcing them again.  If there is a new official request from the municipality, the lawsuit filed will be broadened and the constitutionality will be considered in the lawsuit.  As of April 15, 2014, the final resolution of this dispute remains pending.

Tax Audit at the Acapulco Airport

In December 2011, the Local Tax Audit Administration of the Tax Administration Service in Acapulco conducted a new audit of the Acapulco airport and determined a tax liability of Ps. 27,876 thousand for the year of 2006 for alleged revenue omissions, excess deductions, surcharges and fines.  We filed a motion for reconsideration against such determination; the resolution for the motion resulted in a new tax liability of Ps. 18,733 thousand.  We believe that we have sufficient elements to obtain a favorable result; otherwise, we intend to file an administrative appeal with the Federal Tax and Administrative Court of Justice.  As of April 15, 2014, the final resolution of this dispute remains pending.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

Tax Audit at the Monterrey Airport

On February 9, 2012, the Apodaca Office of the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social, or “IMSS”) determined a tax credit for the Monterrey airport for the period from January 1, 2007 to December 31, 2010 for Ps. 28,300 thousand for alleged omissions in labor management fees.  The Monterrey airport submitted an appeal to this determination before the IMSS, which, in a resolution dated May 23, 2012, confirmed the tax credit.  The Monterrey airport filed an administrative appeal with the Federal Tax and Administrative Court of Justice.  In February 2014, the Federal Tax and Administrative Court of Justice issued a ruling declaring the invalidity of the resolutions, against this decision the Mexican Institute of Social Security challenging this court ruling and filed an appeal (recurso de revisión) before the Administrative Federal Circuit Court (Tribunal Colegiado de Circuito en Materia Administrativa).  As of April 15, 2014, the final resolution of this dispute remains pending.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

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

Property Tax Claims

Administrative law proceedings have been asserted against us by the municipalities of Reynosa, Zihuatanejo and Ciudad Juárez, for the payment of property taxes with respect to the real estate on which we operate our airports in those cities.  In February 2011, November 2011 and August 2012, the municipality of Reynosa filed property tax claims against us for Ps. 117,654 thousand, Ps. 127,312 thousand and Ps. 1,119 thousand, respectively.  We have filed administrative appeals to these claims.  As of April 15, 2014, our appeals were still pending.

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

In November 2012, the municipality of Ciudad Juárez filed a property tax claim against the Ciudad Juárez airport for Ps. 5,823 thousand for the period from 1998 to 2012.  In response to this claim, we have filed an administrative appeal before the Administrative Court (Supremo Tribunal de Justicia del Estado de Chihuahua).  In February 2013 the Administrative Court dismissed the trial after the municipality of Ciudad Juárez withdrew its property tax claim.  In May 2013, the municipality of Ciudad Juárez required a new property tax payment of Ps. 1,861 thousand for the fiscal year of 2013.  A lawsuit was filed to challenge the payment request, and in February 2014, the court dismissed the trial after the municipality of Ciudad Juárez withdrew its property tax claim.

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

On October 30, 2009, the Mexican customs authority agreed with us and relocated in the new customs area by itself.  Braniff filed a new constitutional claim against the relocation of the customs authority, which as of May 10, 2011, was resolved denying Braniff’s request.  On April 18, 2011, the Mexican customs authorities partially complied with the court’s decision, delivering part of the Monterrey airport surface, and informed us that the remaining surface would be delivered in March 2013.  As of April 15, 2014, the Mexican customs authority has not delivered the remaining surface, for which we intend to petition the court to obtain compliance with the judgment.  On May 17, 2011, Braniff filed a new constitutional claim, which on October 28, 2011, was also denied.  It is possible that Braniff will file a new claim; however, we believe that we would obtain a favorable resolution if they were to do so, as we have in the past.

Outstanding Amounts Due from Airlines that Suspended Operations at Our Airports

Following the cessation of operations by Aerocalifornia, Avolar, Azteca, Aladia and Alma, we initiated legal proceedings against such airlines to recover outstanding amounts due, including rent, airport fees and passenger charges.

On June 3, 2009, the Ministry of Communications and Transportation, acting through the Mexican Bureau of Civil Aviation, temporarily suspended the operation of 25 Aviacsa aircraft.  Aviacsa received a judicial injunction that enabled it to continue to operate, and it resumed operations on June 12, 2009.  On July 6, 2009, the Ministry of Communications and Transportation suspended Aviacsa’s right to use Mexican airspace, based on non-payment of royalties owed to the Navigation Services for Mexican Airspace.  Aviacsa filed for insolvency protection on October 30, 2009.  Aviacsa accounted for 7.0% of our total passenger traffic during the January—June 2009 period, and 96.64% of such passengers were domestic.  As of April 15, 2014, this airline owed us a total amount of Ps. 26,919 thousand.  Currently we are in the process of negotiating the collection of the amounts owed to us by Aviacsa.

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

During the first six months of 2010, Grupo Mexicana generated 16.6% of our total passenger traffic, of which 7.6% was accounted for solely by Mexicana de Aviación.  Grupo Mexicana generated 17.3% of our domestic passenger traffic, including 7.2% from Mexicana de Aviación.  Based on international traffic, Grupo Mexicana generated 13.1% of traffic, of which Mexicana de Aviación accounted for 9.3%.  Grupo Mexicana generated 12.2% of our revenues during the first six months of 2010, of which Mexicana de Aviación accounted for 5.9%.

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

On April 4, 2014 a federal judge declared Grupo Mexicana bankrupt.  Grupo Mexicana will have to sell its remaining assets and pay creditors with the proceeds from such sale.  The union representing Grupo Mexicana flight attendants has declared that it will appeal the decision.

We suspended all charges to Grupo Mexicana in August 2011.  As of April 15, 2014, the total amount owed to us by Grupo Mexicana amounted to approximately Ps. 145,845 thousand.  We have not charged any further amount or generated any interest on the amount owed ever since.  There can be no assurance that these amounts will be recovered from Grupo Mexicana.  It is unlikely that we will recover the total amount ordered to be paid as described above.

DIVIDENDS AND CAPITAL STOCK REIMBURSEMENTS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock.  Our legal reserve fund was Ps. 204,476 thousand as of December 31, 2013 (excluding reserve amounts corresponding to 2013 net income), which represented 7.6% of our capital stock as of such date.

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends was determined under MFRS on our results of operations until the year 2010.  In 2012 and 2013, the level of earnings available for the payment of dividends was determined under IFRS.  Our subsidiaries are required to allocate 5% of earnings to their respective legal reserve funds prior to paying dividends to us.  We are also required to allocate earnings to our legal reserve fund prior to distributing any dividend payments to our shareholders.

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

On April 16, 2013, our shareholders voted to reduce the minimum fixed capital without cancellation of the number of shares representing common stock by means of a reimbursement of Ps. 3.00 per share to be paid in cash for each share outstanding in five installments:  an extraordinary initial payment of Ps. 1.00 per share no later than June 2013 and four regular subsequent quarterly payments no later than July 2013, October 2013, January 2014 and April 2014, respectively.  We held our Board of Directors meeting on November 5, 2013 approved paying the fourth and fifth installments in a single payment, after taking into account our liquidity position.  A total payment of Ps. 400 million, or Ps.1.00 per share, was made on November 29, 2013.

On April 10, 2014, our shareholders voted to reduce the minimum fixed capital without cancellation of the number of shares representing common stock by means of a reimbursement of Ps. 3.00 per share to be paid in cash for each share outstanding in four installments, an initial payment of Ps. 1.00 per share no later than May 2014, two subsequent payments of Ps. 0.75 per share no later than July and September 2014 and one final payment of Ps. 0.50 per share no later than November 2014.

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

	U.S.$ per ADS(1)		Pesos per Series B Share
	Lowest	Highest	Lowest	Highest
2009	7.37	14.02	12.53	22.98
2010	11.51	16.27	18.71	24.98
2011	12.25	18.85	20.08	27.40
2012
First quarter	13.05	16.79	21.85	27.00
Second quarter	13.45	16.62	23.60	27.65
Third quarter	16.05	18.10	27.00	29.83
Fourth quarter	17.88	23.81	28.69	37.86
2013
First quarter	22.47	33.4	35.99	49.85
Second quarter	22.83	34.35	37.97	52.51
Third quarter	24.85	30.79	40.01	48.57
Fourth quarter	25.38	28.4	41.42	46.75

Monthly Prices
October 2013	26.87	28.40	43.01	46.75
November 2013	25.38	27.47	41.42	44.93
December 2013	26.70	28.40	43.75	45.90
January 2014	24.82	27.32	41.45	45.36
February 2014	24.53	26.10	40.91	43.34
March 2014	24.20	28.95	40.43	47.43

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

The Mexican Stock Exchange is one of Latin America’s largest exchanges based on market capitalization, but it remains relatively small and illiquid compared to major world markets and therefore subject to greater volatility.

As of December 31, 2013, 131 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2013, the 10 most actively traded equity issues (excluding banks) represented approximately 61.9% of the total volume of equity issues traded on the Mexican Stock Exchange.  Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in Mexico.

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

Material Changes to the Rights Conferred by Our Securities Registered with the Mexican National Registry of Securities and Traded in the Mexican Market

As of December 31, 2013, there have been no material changes to the rights conferred by our securities registered with the Mexican National Registry of Securities and traded in the Mexican market.

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

At our shareholders’ meetings held on April 10, 2014, April 16, 2013 and April 18, 2012, our bylaws were further amended to reflect the amounts of fixed minimum common stock after our capital stock reimbursements.

Purposes

The purposes of the Company include the following:

•                 to acquire shares of or interests or participations in privately or state-owned companies engaged in the management, operation (including the provision of aeronautical, complementary, commercial and construction services) and/or development of civilian airports pursuant to the Mexican Airport Law (Ley de Aeropuertos) and its regulations and to participate in the capital stock of companies engaged in the provision of all types of services;

•                 to receive from any other Mexican or foreign entity, company or individual, and to provide to any company in which it may hold any interest or participation or to any other entity, company or individual, any services required to achieve its or their purposes;

•                 to apply for and obtain, by any means, directly or through its subsidiaries, concessions and permits to manage, operate, build and/or develop airports;

•                 to obtain, acquire, use, transfer and grant or secure licenses in respect of all types of patents, invention certificates, registered trademarks, trade names, copyrights or any rights associated therewith, whether in Mexico or abroad;

•                 to obtain all types of secured and unsecured loans or credit facilities and to grant loans to any association, company, entity or individual in which it holds more than 50% of the capital stock with voting rights or which is otherwise under its control; and

•                 to provide all types of collateral and guaranties in respect of any credit instrument issued or obligation assumed thereby or by any entity in which it holds more than 50% of the shares of stock with voting rights or which is otherwise under its control.

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

At each shareholders’ meeting for the election of directors (i) each person (or group of persons acting together) holding 10% of our capital stock in the form of Series B shares is entitled to designate one director, (ii) the holders of Series BB shares are entitled to elect three directors and their alternates pursuant to our bylaws, the “Participation Agreement the Technical Assistance Agreement and (iii) the remaining members of the Board of Directors are to be elected by the holders of our capital stock (both the Series BB shares and the Series B shares, including those Series B holders that were entitled to elect a director by virtue of their owning 10% of our capital stock).  The candidates to be considered for election as directors by the shareholders will be proposed to the shareholders’ meeting by the Board.  Any slate of candidates proposed by the Board shall include independent directors to the extent required by the Mexican Securities Law and other applicable law.

Under the Participation Agreement, NAFIN, as trustee of the Ministry of Communications and Transportation, Bancomext, Constructoras ICA, S.A. de C.V. and SETA agreed that three of our directors are to be elected by SETA, as holder of the Series BB shares, and three are to be elected by Constructoras ICA, S.A. de C.V.  Five of our directors are independent.

Authority of the Board of Directors

The Board of Directors has broad authority to manage the company.  Pursuant to the Mexican Securities Law, the Board of Directors is required to approve, among other matters:

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

•                 subject to the recommendation of the Corporate Practices, Finance, Planning and Sustainability Committee, among other matters, (i) the guidelines for the use of the assets of our subsidiaries, (ii) any transaction with related parties, subject to certain limited exceptions, (iii) the authorization for any member of our Board of Directors, principal officers or other relevant persons to take advantage of business opportunities for his own benefit or for the benefit of third parties that originally corresponded to us or the companies under our control or in which we have a significant influence and that exceed the limits set forth under item (vii) of the next paragraph and (iv) the establishment of guidelines for the appointment and compensation of executive officers, which must be consistent with the guidelines established in the Technical Assistance Agreement;

•                 subject to the recommendation of the Audit Committee, among other matters, (i) our financial statements and those of our subsidiaries, (ii) subject to certain limited exceptions, the acquisition and sale of our own stock, (iii) guidelines for the granting of loans or any type of credits or guarantees to any related party, (iv) guidelines regarding our internal controls, internal audits and those of our subsidiaries, (v) our accounting policies, including adjustments to our accounting principles to conform to or recognize those issued by the Commission, (vi) the hiring and termination of our external auditors and (vii) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or U.S.$ 20.0 million, or (b) the giving of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of our consolidated assets, U.S.$ 40.0 million or in excess of the debt level set forth in the annual business plan, which must not exceed a 50% debt-to-capital ratio;

•                 the creation of, and assignment of responsibilities to, new committees or changing the responsibilities assigned to existing committees;

•                 the appointment of members of the Corporate Practices, Finance, Planning and Sustainability Committee in which at least one of its members shall be appointed from those proposed by the members of the Board of Directors appointed by the holders of Series BB shares;

•                 proposals to the shareholders’ meetings regarding (i) our dividend policy and (ii) the use of our retained earnings;

•                 subject to certain conditions, the appointment of provisional members of the Board of Directors, without the need for a shareholders’ meeting for such provisional appointment;

•                 the presentation at a general ordinary shareholders’ meeting of any of the following agenda items: (i) the annual reports of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee, (ii) the annual report given by the chief executive officer, the opinion of the external auditor and the opinion of the Board of Directors on the content of such report, (iii) the report containing the main accounting and information guidelines used for the preparation of our financial information and (iv) the report on the operations and activities in which the Board of Directors had intervened pursuant to the Mexican Securities Law;

•                 the appointment, removal, duties and responsibilities of our internal auditor;

•                 policies with regard to the disclosure of information to our shareholders, the market and to other members of the Board of Directors and relevant officers as well as decisions with regards to specific information to be released;

•                 actions to be taken in order to rectify any known irregularity and to implement any corrective measures;

•                 the terms and conditions subject to which the chief executive officer shall exercise his power and duties; and

•                 resolutions instructing our chief executive officer to disclose material information to the general public.

Under our bylaws, resolutions at meetings of the Board of Directors with respect to any of the items listed above will be valid only if approved by the members of the Board of Directors elected by the holders of the Series BB shares.

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

In addition, any matter requiring approval of the Board of Directors under our bylaws, as indicated above, will require the approval of a majority of the directors appointed by the Series BB shareholders for so long as the Series BB shares represent at least 7.65% of our capital stock.

Our Capital Stock

Pursuant to our bylaws, our capital stock has a variable portion.  As of the date of this report, the Company has a fixed minimum capital stock, without withdrawal rights, of Ps. 1,508,446,826 represented by 400,000,000 ordinary nominal Class I shares, without par value, which are fully subscribed and paid, of which 341,200,000 are Series B shares and 58,800,000 are Series BB shares.  For the last three years, no part of our capital stock has been paid in-kind.

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

•                 On April 10, 2014, our shareholders approved a decrease in the fixed portion of our capital stock in the amount of Ps. 1,200,000 thousand, to be conducted without decreasing the number of shares, by reimbursing the shareholders in the amount of Ps. 3.00 per share.  As a consequence, the fixed portion of our capital stock decreased from Ps. 2,708,446,826.75 to Ps. 1,508,446,826.75.

We have not conducted any issuance of shares during the last three years, and we are not beneficiaries of any derivative instruments payable in-kind, which have Series B or Series BB shares, or any other security representing those shares, as underlying assets.

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 15, 2014:

	Authorized	Issued and Outstanding

Capital Stock:
Series B shares	341,200,000	338,318,023
Series BB shares	58,800,000	58,800,000

Total	400,000,000	397,118,023	(1)

(1)          The difference between our authorized capital stock and our issued and outstanding capital stock constitutes 2,881,977 shares repurchased and held by the Company.

All ordinary shares confer equal rights and obligations to holders within each series.  The Series BB shares have special voting and other rights described below.

Our bylaws provide for the issuance of the following shares, which have the characteristics described below:

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

Under the Mexican Airport Law and the Mexican Foreign Investments Law (Ley de Inversión Extranjera), foreign persons may not, directly or indirectly, own more than 49% of the capital stock of a holder of an airport concession unless an authorization from the Mexican Commission of Foreign Investments (Comisión Nacional de Inversiones Extranjeras) is obtained.

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

•                 amendments to a company’s bylaws; and

•                 any other matters for which applicable Mexican law or the bylaws specifically require a general extraordinary shareholders’ meeting.

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

Calls for shareholders’ meetings must be published in the Mexican Official Gazette of the Federation or in one newspaper of general circulation in Mexico City at least 15 calendar days prior to the date of the meeting.  Each call must set forth the place, date and time of the meeting and the matters to be addressed.  Calls must be signed by whoever makes them, provided that calls made by the Board of Directors, the Audit Committee or the Corporate Practices, Finance, Planning and Sustainability Committee must be signed by the Chairman, the Secretary or a special delegate appointed by the Board of Directors, the Audit Committee or the Corporate Practices, Finance, Planning and Sustainability Committee for that purpose.  Shareholders’ meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing our capital are duly represented.

To be admitted to any shareholders’ meeting, shareholders must: (i) be registered in our share registry; and (ii) at least 24 hours prior to the commencement of the meeting submit (a) an admission ticket issued by us for that purpose and (b) a certificate of deposit of the relevant stock certificates issued by the Secretary or by a securities deposit institution, a Mexican or foreign bank or securities dealer in accordance with the Mexican Securities Law.  The share registry will be closed three days prior to the date of the meeting.  Shareholders may be represented at any shareholders’ meeting by one or more attorneys-in-fact who may not be our directors.  Representation at shareholders’ meetings may be substantiated pursuant to general or special powers of attorney or by a proxy executed before two witnesses.  Ownership of shares may be evidenced by a certificate issued by a securities depositary (or Indeval) coupled with a certificate issued by any institution with an account at Indeval.

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

Extraordinary shareholders’ meetings are regarded as legally convened pursuant to a first call when at least 75% of the shares representing our capital are present or duly represented and no minimum number of shares is required for a quorum at a second call for an extraordinary shareholders’ meeting.  Resolutions at extraordinary meetings of shareholders are valid if taken by the favorable vote of shares representing more than 50% of our capital.

Notwithstanding the foregoing, resolutions at extraordinary meetings of shareholders called to discuss any of the items listed below are valid only if approved by a vote of shares representing at least 75% of our capital:

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

Veto Rights of Holders of Series BB Shares

So long as the Series BB shares represent at least 7.65% of our capital stock, resolutions adopted at shareholders’ meetings with respect to any of the items listed below will only be valid if approved by a vote of at least 95% of our capital stock or a majority of the Series BB shares:

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

Dividends and Distributions

At our annual ordinary general shareholders’ meeting, the Board of Directors will submit to the shareholders for their approval our financial statements for the preceding fiscal year as presented by our Chief Executive Officer.  Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation).  Additional amounts may be allocated to other reserve funds as the shareholders may from time to time determine including a reserve to repurchase shares.  The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock.  A full discussion of our dividend policy may be found in “Item 8. Financial Information—Dividends.”

Registration and Transfer

Our shares are registered with the Mexican National Securities Registry, as required under the Mexican Securities Law and regulations issued by the CNBV.  Our shares are evidenced by share certificates in registered form, and registered dividend coupons may be attached thereto.  Our shareholders may either hold their shares directly, in the form of physical certificates, or indirectly, in book-entry form through institutions that have accounts with Indeval.  Indeval is the holder of record in respect of all such shares held in book-entry form.  Indeval will issue certificates on behalf of our shareholders upon request.  Accounts may be maintained at Indeval by the following participants: brokers, banks, other financial entities or other entities approved by the CNBV.  We maintain a stock registry and only those persons listed in such stock registry, and those holding certificates issued by Indeval or any related Indeval participants indicating ownership, will be recognized as our shareholders.  The transfer of shares must be registered in our stock registry.  In the case of an international offering, the Depositary will appear in such stock registry as the registered holder of the common shares represented by the ADSs.

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

The foregoing ownership restrictions do not apply to:

•                 the Mexican government;

•                 NAFIN, in its capacity as trustee of the Ministry of Communications and Transportation;

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

The Mexican Securities Law contains provisions relating to public tender offers and certain other share acquisitions.  Any intended acquisition of our shares that results in the acquirer obtaining control of our voting shares (our Series B shares and Series BB shares considered together) requires the acquirer, with the prior approval of the CNBV, to make a mandatory public tender offer for the greater of (i) the percentage of the capital stock intended to be acquired or (ii) 10% of our capital stock.  Any intended acquisition of our shares that is aimed at obtaining control requires the potential acquirer to make a mandatory tender offer for 100% of our outstanding capital stock (in addition to the approval of the Ministry of Communications and Transportation).  The tender offer must be made at the same price to all shareholders and classes of shares.  Our Board of Directors must issue its opinion of any tender offer resulting in a change of control, which opinion must take into account minority shareholder rights and which may be accompanied by an independent fairness opinion.  Directors and principal officers are required to disclose whether they will participate in the tender.

Under the Mexican Securities Law, all tender offers must be open for at least 20 business days, and purchases thereunder are required to be made pro rata to all tendering shareholders.  The Mexican Securities Law only permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are fully disclosed, approved by the Board of Directors and paid solely in connection with non- compete or similar obligations.

Certain Minority Protections

Pursuant to the Mexican Securities Law and the Mexican General Law of Business Corporations, there are several protections afforded to minority shareholders.  These protections include provisions that permit:

•                 holders of at least 10% of our outstanding capital stock:

–                to vote (including in a limited or restricted manner) to request a call for a shareholders’ meeting;

–                to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and

–                to appoint one member of our Board of Directors and one alternate member of our Board of Directors.

•                 holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily, within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our bylaws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution, in the event that the court ultimately rules against the opposing shareholders; and

•                 holders of 5% of our outstanding capital stock may initiate a shareholder derivative suit against some or all of our directors, for our benefit, for violations of their duty of care or duty of loyalty, in an amount equal to the damages or losses caused to us.  Actions initiated on these grounds have a five year statute of limitations.

Changes in Capital Stock

Increases and reductions of our capital must be approved at an extraordinary shareholders’ meeting, subject to the provisions of our bylaws and the Mexican General Law of Business Corporations.

Subject to the individual ownership limitations set forth in our bylaws, in the event of an increase of our capital stock, other than (i) for purposes of conducting a public offering of the shares issued as a result of such increase, (ii) in connection with mergers, (iii) with respect to the resale of repurchased shares or (iv) in connection with the conversion of convertible securities, our shareholders will have a preemptive right to subscribe and pay for new stock issued as a result of such increase in proportion to their shareholder interest at that time.  Such preemptive right shall be exercised by any method provided in Section 132 of the Mexican General Law of Business Corporations, by subscription and payment of the relevant stock within 15 business days after the date of publication of the corresponding notice to our shareholders in the Official Gazette of the Federation and in one of the newspapers of greater circulation in Mexico, provided that if at the corresponding meeting all of our shares are duly represented, the 15-business day period shall commence on the date of the meeting.

Our capital stock may be reduced by resolution of a shareholders’ meeting taken pursuant to the rules applicable to capital increases.  Our capital stock may also be reduced upon withdrawal of a shareholder as provided in Section 206 of the Mexican General Law of Business Corporations (see “—Voting Rights and Shareholders’ Meetings—Right of Withdrawal”) or by repurchase of our own stock in accordance with the Mexican Securities Law (see “—Share Repurchases”).

Share Repurchases

We may choose to acquire our own shares through the Mexican Stock Exchange and NASDAQ on the following terms and conditions:

•                 the acquisition must be carried out through the Mexican Stock Exchange;

•                 the acquisition must be carried out at market price, unless a public offer or auction has been authorized by the CNBV;

•                 the acquisition must be carried out against our paid in capital, and shares acquired will be held as treasury stock without any requirement to adopt a reduction in capital stock or reduce our capital stock, in which case, such shares will be cancelled;

•                 the annual ordinary shareholders meeting shall determine the maximum amount of funds to be used in the fiscal year for the repurchase of shares;

•                 we may not be delinquent on payments due on any outstanding debt issued by us that is registered with the Mexican National Securities Registry; and

•                 any acquisition of shares must be in conformity with the requirements of Article 54 of the Mexican Securities Law, and we must maintain a sufficient number of outstanding shares to meet the minimum trading volumes required by the stock markets on which our shares are listed.

Ownership of Capital Stock by Subsidiaries

Our subsidiaries may not, directly or indirectly, invest in our shares, except for shares of our capital stock acquired as part of an employee stock option plan and in conformity with the Mexican Securities Law.

Repurchase Obligation

Pursuant to the Mexican Securities Law, in the event that we decide to cancel the registration of our shares in the Mexican National Securities Registry and the listing of our shares on the Mexican Stock Exchange, or if the CNBV orders such cancellation, we will be required to conduct a tender offer for the purchase of stock held by minority shareholders and to create a trust for a period of six months, with amounts sufficient to purchase all shares not participating in the tender offer.  Under the law, our controlling shareholders will be secondarily liable for these obligations.  The price at which the stock must be purchased shall be the higher of (i) the average of the trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made or (ii) the book value of such shares as determined pursuant to our latest quarterly financial information filed with the CNBV and the Mexican Stock Exchange.  If the tender for cancellation is requested by the CNBV, it must be initiated within 180 days from the date of the request.  If requested by us, under the new Mexican Securities Law, the cancellation must be approved by 95% of our shareholders.

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

The duty of loyalty requires our directors to preserve confidential information received in connection with the performance of their duties and to abstain from discussing or voting on matters in which they have a conflict of interest.  In addition, the duty of loyalty is violated if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the Board of Directors, a director takes advantage of a corporate opportunity.  The duty of loyalty is also violated by (i) failing to disclose to the Audit Committee or the external auditors any irregularities that the director encounters in the performance of his or her duties or (ii) disclosing information that is false or misleading or omitting to record any transaction in our records that could affect our financial statements.  Directors are liable for damages and losses caused to us and our subsidiaries for violations of this duty of loyalty.  This liability also extends to damages and losses caused as a result of benefits obtained by the director or directors or third parties, as a result of actions of such directors.

Our directors may be subject to criminal penalties of up to 12 years’ imprisonment for certain illegal acts involving willful misconduct that result in losses to us.  Such acts include the alteration of financial statements and records.

Liability actions for damages and losses resulting from the violation of the duty of care or the duty of loyalty may be exercised solely for our benefit and may be brought by the company or by shareholders representing 5% or more of the capital stock of the company, and criminal actions may only be brought by the Mexican Ministry of Finance and Public Credit, after consulting with the CNBV.

As a safe harbor for directors, the Mexican Securities Law provides that the liabilities specified above will not be applicable if (i) the director acted in good faith and complies with applicable law and the bylaws; (ii) facts based upon information are provided by officers or third-party experts, the capacity and credibility of which may not be the subject of reasonable doubt; (iii) the director selects the more adequate alternative in good faith or in a case where the negative effects of such decision may not have been foreseeable; and (iv) actions were taken in compliance with resolutions adopted at the shareholders’ meeting.

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

•                 breaching any of the duties set forth under our bylaws; and

•                 failure to report irregularities in the actions of former members of the Board of Directors.

The members of the Board of Directors are liable to our shareholders only for the loss of net worth suffered as a consequence of disloyal acts carried out in excess of their authority or in violation of our bylaws.

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

The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this Form 20-F, including the provisions of the income tax treaty between the United

States and Mexico and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law.  In addition, a “Treaty Country” is a jurisdiction that has a treaty that provides for the avoidance of double taxation in force with Mexico.  Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

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

Taxation of Dividends

Mexican Tax Considerations

Dividends paid to non-Mexican holders and non-corporate Mexican holders with respect to our Series B shares and, as a consequence, with respect to ADSs, are subject to Mexican withholding tax at the rate of 10% on the gross amount of the dividend distributed.  This withholding tax may not apply to dividend distributions related to certain retained earnings for years prior to 2013.  Such 10% withholding tax will be remitted to the Mexican tax authorities as a definitive payment on behalf of the non-Mexican holders.

Non-Mexican holders that are residents of a Treaty Country may be entitled to a benefit under the provisions of the applicable treaty, such as a reduced tax rate; therefore, each non-Mexican holder should consult its tax advisor regarding the application requirements of any tax treaty under its particular circumstances.  For Mexican tax purposes, in order to be entitled to the benefits of any tax treaty, non-Mexican holders must demonstrate that they are tax residents of the corresponding country by means of a tax residency certificate and comply with the procedural provisions set forth in the treaty and in the Mexican Income Tax Law.

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

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit limitation purposes.  A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit for any Mexican withholding tax imposed with respect to the Series B shares or ADSs.  Additionally, a U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead be eligible to claim a deduction for U.S. federal income tax purposes in respect of such withheld tax, but only for a year in which such holder elects to do so for all creditable foreign income taxes.  The rules governing the foreign tax credit are complex and U.S. holders are urged to consult their own tax advisors in this regard.

Subject to certain exceptions for short-term and hedged positions, the U.S.-dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if:  (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The income tax treaty between the United States and Mexico has been approved for the purposes of the qualified dividend rules.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 and 2013 taxable years.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2014 taxable year.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Non-corporate Mexican holders of shares are liable for income tax in Mexico with respect to income derived from sources for capital gains within the national territory when shares that are sold were issued by a Mexican resident entity.  The applicable withholding tax is 10% on the gross amount of the capital gains.

Non-Mexican holders are liable for income tax in Mexico with respect to income derived from sources of wealth located within the national territory.  The Mexican Income Tax Law locates the source of wealth for capital gains within the national territory when the shares that are sold were issued by a Mexican resident entity.

Deposits and withdrawals of our Series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

The Mexican income taxation of the proceeds of a sale of our Series B shares or ADSs by a non-Mexican holder differs based on the jurisdiction of the holder, the method of effecting the sale, and a number of other factors.  The various outcomes are summarized as follows:

Non-Mexican Holder Not Resident in Treaty Country

Gain on the sale of our Series B shares or ADSs by a non-Mexican holder who is not resident of a Treaty Country will be subject to Mexican withholding tax at the rate of 10% on the gain realized on such sale if the transaction is carried out through the Mexican Stock Exchange or other recognized markets. According to the Mexican Income Tax Law, Mexican stock intermediaries participating in these transactions are obligated to apply the aforementioned withholding. There are no clear rules in those cases in which a non-Mexican intermediary is involved, thus the non-Mexican holder could be obliged to remit the corresponding income tax to the Mexican tax authorities directly.

Non-Mexican Holder Resident in Treaty Country

Gain on the sale of our Series B shares or ADSs by a non-Mexican holder who is resident of a Treaty Country will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange, or any other recognized market, provided that certain requirements set forth by the Mexican Income Tax Law are complied with.  A letter stating that the non-Mexican holder is resident in a Treaty Country shall be provided to the financial intermediary obligated to apply the withholding.

Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of the Series B shares, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including through ADSs) within the 12-month period preceding such sale or other disposition.

Sales Not Subject to the Reduced 10% Withholding Rate

For a non-Mexican holder that does not carry out the sale through an authorized stock exchange, the proceeds obtained from the sale or disposition of our Series B shares or ADSs will be subject to a 25% tax on the full sale price.  Under certain circumstances, and provided certain requirements set forth by the Mexican Income Tax Law are complied with, non-Mexican holders, alternatively, may pay a 35% tax on the gain obtained from the transaction.  This 25%/35% regime would also apply in the following cases: (i) sales of our Series B shares or ADSs that were acquired by the transferor outside of the Mexican Stock Exchange, or other recognized markets set forth in the Mexican Federal Tax Code; (ii) sales made by a person or group of persons that, directly or indirectly, holds 10% or more of the shares representing our capital stock, or that holds a controlling interest in us, if in a period of 24 months, a sale of 10% or more of our fully-paid shares, or of a controlling interest in us, is carried out through one or several simultaneous or successive transactions, including those carried out through derivative instruments or other similar transactions; (iii) pre-negotiated trades executed through the facilities of the Mexican Stock Exchange; and (iv) trades of shares obtained as a result of our merger or spin-off, in certain cases.

In cases in which the 25%/35% regime is applicable, if the non-Mexican holder is a resident of a Treaty Country, a reduced withholding rate may be applicable if certain requirements are met according to the corresponding Treaty. Each holder is urged to consult its tax advisor regarding the application requirements of any tax treaty under its particular circumstances.

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

See Note 21 to our audited consolidated financial statements for disclosures about market risk.

Item 12.                 Description of Securities Other Than Equity Securities

Not applicable.

Item 12A.      Debt Securities

Not applicable.

Item 12B.       Warrants and Rights

Not applicable.

Item 12C.      Other Securities

Not applicable.

Item 12D.      American Depositary Shares

JPMorgan Chase Bank, N.A., serves as the depositary for our ADSs, and the address of its principal office is 1 Chase Manhattan Plaza, Floor 21, New York, New York.  ADS holders are required to pay various fees to the depositary.

The following table sets forth the fees and charges that a holder of our ADSs may have to pay, directly or indirectly:

Service	Fee or Charge Amount	Payee

Issuance and delivery of ADRs against deposits of shares, including deposits in respect of share distributions, rights and other distributions	U.S.$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	JPMorgan Chase Bank, N.A.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	U.S.$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	JPMorgan Chase Bank, N.A.

Any cash distribution to ADS registered holders	U.S.$ 0.05 (or less) per ADS	JPMorgan Chase Bank, N.A.

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	JPMorgan Chase Bank, N.A.

Depositary services	U.S.$ 0.05 (or less) per ADS per calendar year	JPMorgan Chase Bank, N.A.

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	U.S.$ 1.50 per ADR plus applicable registration or transfer fees	JPMorgan Chase Bank, N.A.

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary	JPMorgan Chase Bank, N.A.

Service	Fee or Charge Amount	Payee

Converting foreign currency to U.S. dollars	Expenses of the depositary	JPMorgan Chase Bank, N.A.

Other fees, as necessary	Taxes and other governmental charges JPMorgan Chase Bank, N.A., or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	JPMorgan Chase Bank, N.A.

Other fees, as necessary	Any charges incurred by JPMorgan Chase Bank, N.A., or its agents for servicing the deposited securities	JPMorgan Chase Bank, N.A.

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

In December 2012, we changed our depositary from The Bank of New York Mellon to JPMorgan Chase Bank, N.A. The following table sets forth the amounts that we received in 2013, directly or indirectly, from JPMorgan Chase Bank N.A., as depositary of our ADSs:

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

U.S.$ 681,223.46

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

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                 Controls and Procedures

(a)                              Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2013.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2013, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.  Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2013.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2004).

Based on our assessment and those criteria, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2013. Additionally, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c)                               Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.:

We have audited the internal control over financial reporting, of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated April 24, 2014 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph related to the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 3c.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited

/s/ Sergio Vargas Vargas

C.P.C. Sergio Vargas Vargas
Mexico City, Mexico
April 24, 2014

(d)                          Changes in Internal Control over Financial Reporting

There has been no change in internal controls over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.                 [Reserved]

Item 16A.      Audit Committee’s Financial Expert

Our Board of Directors has determined that Ms. Elsa Beatriz García Bojorges, a member of our Audit Committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A.  The shareholders’ meeting of April 10, 2014, ratified Ms. Elsa Beatriz García Bojorges as the independent director required by the Mexican Securities Law and applicable NASDAQ listing standards and as an “audit committee financial expert” within the meaning of this Item 16A.  See “Item 6.  Directors, Senior Management and Employees—Directors.”

Item 16B.      Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended.  Our code of ethics applies to our Board of Directors, chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions as well as to our other officers and employees.  Our code of ethics is filed as an exhibit to this Form 20-F and is available on our website at www.oma.aero.  If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.      Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited (Deloitte), during the fiscal years ended December 31, 2012 and 2013:

	2012	2013

	(in thousands of pesos)
Audit fees	Ps. 9,469	Ps. 9,816
Tax fees	786	0
Total fees	Ps. 10,255	Ps. 9,816

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

Shares Repurchased by Us Pursuant to the Share Repurchase Program

2013	(a) Number of shares purchased (issued)	(b) Average price paid or received per share in pesos	(c) Total number of shares purchased as part of publicly announced plans or programs (issued)	(d) Maximum number of shares that may yet be purchased under the plans or programs

January 1–31	0	0	0	N/A
February 1–28	0	0	0	N/A
March 1–31	0	0	0	N/A
April 1–30	0	0	0	N/A
May 1–31	0	0	0	N/A
June 1–30	0	0	0	N/A
July 1–31	0	0	0	N/A
August 1–31	0	0	0	N/A
September 1–30	0	0	0	N/A
October 1–31	150,000	43.90	150,000	N/A
November 1–30	320,528	42.54	320,528	N/A
December 1–31	97,782	44.87	97,782	N/A
Total	568,310		568,310

Shares Purchased by Aeroinvest

2013	(a) Number of shares purchased	(b) Average price paid or received per share in pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs

January 1–31	0	N/A	0	N/A
February 1–28	0	N/A	0	N/A
March 1–31	0	N/A	0	N/A
April 1–30	0	N/A	0	N/A
May 1–31	0	N/A	0	N/A
June 1–30	0	N/A	0	N/A
July 1–31	(69,000,000)	40.00	(69,000,000)	N/A
August 1–31	0	N/A	0	N/A
September 1–30	0	N/A	0	N/A
October 1–31	0	N/A	0	N/A
November 1–30	0	N/A	0	N/A
December 1–31	0	N/A	0	N/A
Total	0	N/A	0	N/A

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

NASDAQ Standards	Our Corporate Governance Practice
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

NASDAQ Standards	Our Corporate Governance Practice

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

NASDAQ Standards	Our Corporate Governance Practice
establish certain guidelines regarding related-party transactions that do not require board approval.

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

Item 16H.                Mine Safety Disclosures

Not applicable.

PART III

Item 17.                 Financial Statements

Not applicable.

Item 18.                 Financial Statements

Reference is made to pages F-1 through F-55 of this annual report.

Item 19.                 Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description
1.1*	An English translation of our Amended and Restated Bylaws (Estatutos Sociales) of GACN.
2.1

Deposit Agreement among GACN, the Bank of New York and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our amended registration statement on Form F-1/A (File No. 333-138710) filed on November 22, 2006) (effective through December 26, 2012).

2.2

Offering Supplement for GACN’s Ps. 1,300,000 thousand offering in 5-year peso-denominated notes (certificados bursátiles), issued July 15, 2011 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2011 filed on April 30, 2012).

2.3

Deposit Agreement among GACN, JPMorgan Chase Bank, N.A., and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our Form F-6 (File No. 333-185511) filed on December 14, 2012) (effective as of December 27, 2012).

2.4*	Offering Supplement for GACN’s Ps. 1,500,000 thousand offering in 10-year peso-denominated notes (certificados bursátiles), issued March 25, 2013.
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

8.1	List of subsidiaries of GACN (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).
11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007).
12.1*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description
12.2*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

By:	/s/ José Luis Guerrero Cortés
Name: José Luis Guerrero Cortés

Title: Chief Financial Officer

Dated: April 25, 2014

*****

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries
(Subsidiary of Aeroinvest, S. A. de C. V.)

Consolidated Financial Statements for the Years Ended December 31, 2013, 2012 and 2011, and Report of Independent Registered Public Accounting Firm Dated April 24, 2014

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Aeroinvest, S. A. de C. V.)

Report of Independent Registered Public Accounting

Firm and Financial Statements for the Years Ended

December 31, 2013, 2012 and 2011

Report of Independent Registered Public

Accounting Firm to the Board of Directors

and Stockholders of Grupo Aeroportuario

del Centro Norte, S. A. B. de C. V.

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of income and other comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries as of December 31, 2013 and 2012, and the results of their results of operations, changes in their stockholders’ equity and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3c. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 24, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Sergio Vargas Vargas

C.P.C. Sergio Vargas Vargas

Mexico City, Mexico

April 24, 2014

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Aeroinvest, S. A. de C. V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

Millions of U.S. dollars	December 31,	Millions of U.S. dollars	December 31,
(Convenience Translation Note 3.c) December 31, 2013	2013	2012	(Convenience Translation Note 3.c) December 31, 2013	2013	2012
Current assets:	Current liabilities:
Cash and cash equivalents (Note 6)	$117,412	Ps.	1,534,006	Ps.	1,152,433	Short-term debt (Note 14)	$7,610	Ps.	99,421	Ps.	550,000
Customers, net (Note 7)	23,327	304,769	287,808	Current portion of long-term debt (Note 15)	2,571	33,588	33,068
Recoverable taxes	23,834	311,399	202,947	Current portion of major maintenance provision (Note 16)	20,768	271,344	145,577
Other current assets and prepaid expenses (Note 8)	9,702	126,764	53,227	Trade accounts payable (Note 12)	17,312	226,184	163,303
Payable taxes and other accrued expenses (Note 13)	16,763	219,012	185,954
Accounts payable to related parties (Note 25)	8,223	107,440	138,979

Current assets	174,275	2,276,938	1,696,415	Current liabilities	73,247	956,989	1,216,881

Non-current assets:	Non-current liabilities:
Property and equipment, net (Note 9)	165,766	2,165,766	2,150,327	Long-term debt (Note 15)	227,362	2,970,526	1,505,141
Investment in airport concessions – net (Note 10)	466,280	6,092,046	5,942,989	Major maintenance provision (Note 16)	27,345	357,262	417,729
Other assets, net	1,939	25,332	25,556	Guarantee deposits	3,318	43,352	33,090
Labor obligations (Note 17)	6,314	82,497	70,321
Deferred income taxes (Note 19)	34,548	451,371	195,123	Deferred income taxes (Note 19)	15,571	203,433	351,292

Non-current liabilities	279,910	3,657,070	2,377,573

Total liabilities	353,157	4,614,059	3,594,454

Contingencies and commitments (Note 20)
Stockholders’ equity (Note 22):
Contributed capital -
Common stock	206,556	2,698,691	3,897,168
Additional paid-in capital	2,280	29,786	29,786
208,836	2,728,477	3,926,954
Earned capital:
Reserve for repurchase of shares	28,616	373,869	404,774
Retained earnings	251,660	3,287,992	2,083,582
Accumulated other comprehensive income	(761)	(9,931)	(7,923)

279,515	3,651,930	2,480,433

Controlling interest	488,351	6,380,407	6,407,387

Non-controlling interest	1,300	16,987	8,569

Non-current assets	668,533	8,734,515	8,313,995	Total stockholders’ equity	489,651	6,397,394	6,415,956

Total assets	$842,808	Ps.	11,011,453	Ps.	10,010,410	Total liabilities and stockholders’ equity	$842,808	Ps.	11,011,453	Ps.	10,010,410

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Aeroinvest, S. A. de C. V.)

Consolidated Statements of Income and Other Comprehensive Income

(Thousands of Mexican pesos, except per share data)

	Millions of U.S. dollars	Year ended December 31,
	(Convenience Translation Note 3.c) December 31, 2013	2013		2012		2011
Revenues:
Aeronautical services (Note 27)	$173,657	Ps.	2,268,869	Ps.	2,130,663	Ps.	1,870,177
Non-aeronautical services (Note 27)	60,964	796,501		688,957		588,671
Construction services	26,994	352,688		321,718		330,863
Total revenues	261,615	3,418,058		3,141,338		2,789,711
Operating costs and expenses:
Cost of services, excluding depreciation and amortization below (Note 28)	55,516	725,329		656,217		603,900
Major maintenance provision (Note16)	20,143	263,167		164,208		165,683
Cost of construction	26,994	352,688		321,718		330,863
Administrative expenses	38,364	501,233		457,749		434,531
Right to use airport facilities	11,340	148,159		137,028		115,979
Technical assistance fees (Note 25)	5,101	66,643		67,365		55,150
Depreciation and amortization	15,402	201,226		186,803		165,088
Other income, net (Note 24)	(3,810)	(49,782)		(9,924)		(751)
Total operating costs and expenses	169,050	2,208,663		1,981,164		1,870,443
Operating income	92,565	1,209,395		1,160,174		919,268
Interest expense	(16,024)	(209,359)		(103,846)		(98,431)
Interest income	5,561	72,650		27,764		16,079
Exchange (loss) gain, net	(474)	(6,198)		23,168		(38,766)
	(10,937)	(142,907)		(52,914)		(121,118)
Income before income taxes	81,628	1,066,488		1,107,260		798,150
Income tax (benefit) expense (Note 19)	(10,323)	(134,876)		288,172		182,070
Consolidated net income for the year	91,951	1,201,364		819,088		616,080
Items that will not be subsequently reclassified to income:
Actuarial losses on labor obligations	(218)	(2,851)		(11,313)		-
Income tax relating to items that will not be subsequently reclassified to profit or loss (Note17 and 23)	65	843		3,390		-
Total other comprehensive loss	(153)	(2,008)		(7,923)		-
Total comprehensive income for the year	$91,798	Ps.	1,199,356	Ps.	811,165	Ps.	616,080
Consolidated net income attributable to:
Controlling interest	$91,819	Ps.	1,199,636	Ps.	818,121	Ps.	615,823
Non-controlling interest	132	1,728		967		257
Consolidated net income for the year	$91,951	Ps.	1,201,364	Ps.	819,088	Ps.	616,080
Total comprehensive income attributable to:
Controlling interest	$91,666	Ps.	1,197,628	Ps.	810,198	Ps.	615,823
Non-controlling interest	132	1,728		967		257
Total comprehensive income for the year	$91,798	Ps.	1,199,356	Ps.	811,165	Ps.	616,080
Basic earnings per share:
Controlling interest	$0.2301	Ps.	3.0062	Ps.	2.0501	Ps.	1.5433
Weighted average shares outstanding		399,052,350		399,060,153		399,039,231

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Aeroinvest, S. A. de C. V.)

Consolidated Statements of Changes in Stockholders’ Equity

(Thousands of Mexican pesos except for share data (Note 22))

		Contributed capital						Earned capital					Accumulated

	Shares		Common stock		Additional paid-in capital		Total contributed capital		Reserve for repurchase of shares		Retained earnings		other comprehensive income		Total earned capital		Controlling interest		Non-controlling interest		Total stockholders’ equity

Balance at January 1, 2011	399,182,000	Ps.	4,399,590	Ps.	29,786	Ps.	4,429,376	Ps.	405,674	Ps.	1,033,640	Ps.	-	Ps.	1,439,314	Ps.	5,868,690	Ps.	7,320	Ps.	5,876,010

Dividends declared (Ps.1.00 per share)	-		-		-		-		-	(400,000)			-	(400,000)		(400,000)			-	(400,000)
Repurchase of shares	(333,300)	(5,146)			-	(5,146)		(2,443)			-		-	(2,443)		(7,589)			-	(7,589)
Decrease in share repurchase reserve	-		-		-		-	(5,674)			5,674		-		-		-		-		-
Consolidated comprehensive income	-		-		-		-		-		615,823		-		615,823		615,823		257		616,080

Balance at December 31, 2011	398,848,700		4,394,444		29,786		4,424,230		397,557		1,255,137		-		1,652,694		6,076,924		7,577		6,084,501

Decrease of capital stock (Ps.1.25 per share)	-	(500,000)			-	(500,000)			-		-		-		-	(500,000)			-	(500,000)
Sale of treasury shares, net	278,827		2,724		-		2,724		4,503		-		-		4,503		7,227		-		7,227
Increase in share repurchase reserve	-		-		-		-		2,714	(2,714)			-		-		-		-		-
Cancellation of dividends over treasury shares	-		-		-		-		-		13,038		-		13,038		13,038		-		13,038
Increase in non-controlling interest	-		-		-		-		-		-		-		-		-		25		25
Consolidated comprehensive income	-		-		-		-		-		818,121	(7,923)			810,198		810,198		967		811,165

Balance at December 31, 2012	399,127,527		3,897,168		29,786		3,926,954		404,774		2,083,582	(7,923)			2,480,433		6,407,387		8,569		6,415,956

Decrease of capital stock (Ps.3.00 per share)	-	(1,200,000)			-	(1,200,000)			-		-		-		-	(1,200,000)			-	(1,200,000)
Repurchase of shares, net	(568,310)	(3,832)			-	(3,832)		(20,776)			-		-	(20,776)		(24,608)			-	(24,608)
Transfer of cumulative adjustment to par value of shares	-		5,355		-		5,355	(5,355)			-		-	(5,355)			-		-		-
Decrease in share repurchase reserve	-		-		-		-	(4,774)			4,774		-		-		-		-		-
Increase in non-controlling interest	-		-		-		-		-		-		-		-		-		6,690		6,690
Consolidated comprehensive income	-		-		-		-		-		1,199,636	(2,008)			1,197,628		1,197,628		1,728		1,199,356

Balance at December 31, 2013	398,559,217	Ps.	2,698,691	Ps.	29,786	Ps.	2,728,477	Ps.	373,869	Ps.	3,287,992	Ps.	(9,931)	Ps.	3,651,930	Ps.	6,380,407	Ps.	16,987	Ps.	6,397,394

		Contributed capital						Earned capital
	Shares		Common stock		Additional paid-in capital		Total contributed capital		Reserve for repurchase of shares		Retained earnings		Other comprehensive income		Total earned capital		Controlling interest		Non-controlling interest		Total stockholders’ equity

Balance at December 31, 2012	399,127,527		$298,286		$2,280		$300,566		$30,981		$159,476		$(608)		$189,849		$490,415		$656		$491,071

Decrease of capital stock (Ps.3.00 per share)	-	(91,847)			-	(91,847)			-		-		-		-	(91,847)			-	(91,847)
Repurchase of shares, net	(568,310)	(293)			-	(293)		(1,590)			-		-	(1,590)		(1,883)			-	(1,883)
Transfer of cumulative adjustment to par value of shares	-		410		-		410	(410)			-		-	(410)			-		-		-
Decrease in share repurchase reserve	-		-		-		-	(365)			365		-		-		-		-		-
Increase in non-controlling interest	-		-		-		-		-		-		-		-		-		512		512
Consolidated comprehensive income	-		-		-		-		-		91,819	(153)			91,666		91,666		132		91,798

Balance at December 31, 2013	398,559,217		$206,556		$2,280		$208,836		$28,616		$251,660		$(761)		$279,515		$488,351		$1,300		$489,651

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Aeroinvest, S. A. de C. V.)

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

	Millions of U.S. dollars	Year ended December 31,
	(Convenience Translation Note 3.c) December 31, 2013	2013		2012		2011
Cash flows from operating activities:
Income before income taxes	$81,628	Ps.	1,066,488	Ps.	1,107,260	Ps.	798,150
Adjustments for:
Depreciation and amortization	15,402	201,226		186,803		165,088
Major maintenance provision	20,143	263,167		164,208		165,683
Allowance for doubtful accounts	(285)	(3,727)		(6,689)		10,905
Gain on sale of property and equipment	(2,370)	(30,967)		-		-
Interest income	(5,561)	(72,650)		(27,764)		(16,079)
Interest expense	16,024	209,359		103,846		98,431
Unrealized exchange rate fluctuation	256	3,340		(18,313)		34,018
	125,237	1,636,236		1,509,351		1,256,196
Customers	(1,013)	(13,234)		66,121		(123,707)
Recoverable taxes	(8,301)	(108,452)		(30,997)		(165,476)
Other receivables	(3,579)	(46,759)		(19,124)		16,412
Trade accounts payable	3,216	42,014		3,896		56,245
Payable taxes and other accrued expenses	(10,222)	(133,557)		(213,907)		72,483
Income taxes paid	(21,102)	(275,701)		(85,469)		(148,341)
Related parties, net	8,723	113,962		219,224		64,241
Major maintenance provision Payments	(17,516)	(228,849)		(201,970)		(316,922)
Other long-term liabilities	1,499	19,586		13,288		38,013
Net cash provided by operating activities	76,942	1,005,246		1,260,413		749,144
Cash flows from investing activities:
Investment in property and equipment	(6,096)	(79,641)		(56,895)		(143,812)
Other long term assets	(51)	(669)		(2,520)		-
Proceeds from sale of property and equipment	4,914	64,203		-		-
Insurance recovery on damaged equipment	1,502	19,628		-		-
Investment in airport concessions	(26,563)	(347,051)		(362,233)		(326,742)
Interest received	5,561	72,650		27,764		16,079
Net cash used in investing activities	(20,733)	(270,880)		(393,884)		(454,475)

Cash flows from financing activities:
Proceeds from long-term debt	191,158	2,497,524		885,689		1,540,861
Payments of long-term debt	(113,702)	(1,485,538)		(336,292)		(1,119,638)
Interest paid	(11,477)	(149,949)		(96,035)		(98,431)
Dividends paid	-	-		(198,344)		(399,076)
Decrease of capital stock	(91,611)	(1,196,912)		(500,000)		-
(Repurchase) sale of shares, net	(1,883)	(24,608)		7,227		(7,589)
Increase in non-controlling interest	512	6,690		25		-
Net cash used in financing Activities	(27,003)	(352,793)		(237,730)		(83,873)
Increase in cash and cash equivalents	29,206	381,573		628,799		210,796
Cash and cash equivalents at the beginning of period	88,206	1,152,433		523,634		312,838
Cash and cash equivalents at the end of period	$117,412	Ps.	1,534,006	Ps.	1,152,433	Ps.	523,634

Non cash financing and investing activities which are not reflected in the consolidated statements of cash flow:

Property and equipment	$1,711	Ps.	22,350	Ps.	10,208	Ps.	1,734
Investment in airport concessions	2,305	30,112		24,475		64,990
Dividends	-	-		-		211,383
Cancellation of dividends over treasury shares	-	-		13,038		-
Decrease of capital stock	236	3,088		-		-

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Aeroinvest, S. A. de C. V.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Thousands of Mexican pesos, except as otherwise indicated)

1.                            Nature of business

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V., (GACN or collectively with its subsidiaries, the Company), is a direct subsidiary of Aeroinvest, S. A. de C. V. (Aeroinvest), and Empresas ICA, S. A. B. de C. V. (EMICA), the ultimate parent company, is a holding company, whose subsidiaries are engaged in the administration, operation, and use of 13 airports under a concession granted by the Mexican Government through the Ministry of Communications and Transportation (SCT). The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón, and Zacatecas. The Company also generates revenue from hotel business services provided by NH T2 Hotel located in Terminal 2 of the Mexico City International Airport (AICM).

The address of the Company’s corporate office is Lázaro Cárdenas #2225 5th Floor, Valle Oriente, San Pedro Garza García, Nuevo León, Zip Code 66269.

2.                            Significant events

a.                  In December 2013, the Mexican Government enacted a package of tax reforms, which includes several significant changes to income tax laws, the most significant of which had an impact on the Company being the elimination of the Business Flat Tax (“IETU”) (see Note 19).

b.                  In July 2013, EMICA ceased the consolidation of GACN’s operations for tax purposes (see Note 19).

c.                   On March 26, 2013, GACN issued long-term debt securities of Ps.1,500,000, with a maturity of 10 years,  under a program registered with the Mexican Stock Exchange. The securities accrue semi-annual interest at an annual fixed rate of 6.47%. The total amount of the principal is due at maturity on March 14, 2023. The resources obtained were used to pay short-term loans, to finance capital investments included in the Master Development Programs (“MDP”) of the Company’s 13 airports, and for other strategic capital investments. The securities are guaranteed by the Acapulco, Ciudad Juárez, Culiacán, Chihuahua, Mazatlán, Monterrey, Tampico, Torreón, and Zihuatanejo airports, which individually or together, reach the minimum guarantee, which means that the EBITDA of such airports, when combined with the EBITDA of GACN, represent at least 80% of consolidated EBITDA.

d.                  The Company registered, with the Mexican Stock Exchange, a short-term debt security program of Ps.200,000 maturing in March 2015 under which on March 22, 2013, 28-day commercial paper of Ps.100,000 was issued at an interest rate of 4.17%. The resources from this issuance were used for working capital and general corporate purposes. The Company plans to continue to use this program on a revolving basis to meet its short-term cash flow needs as necessary.

e.                   At the General Stockholders’ Meeting held on August 23, 2013, the stockholders agreed to modify the long-term Securitized Certificates, dated July 15, 2011, for $1,300,000 which have a term of five years (“OMA11”). The new agreement dated December 23, 2013 modified clause 20, denominated Guarantee, to incorporate the guarantee provided by the Acapulco, Ciudad Juárez, Culiacán, Chihuahua, Mazatlán, Monterrey, Tampico, Torreón, and Zihuatanejo airports, which either individually will provide the minimum guarantee.  Accordingly, the EBITDA of the aforementioned joint guarantors, when added to that of GACN, represents at least 80% of the consolidated EBITDA.  Clause 21, denominated Obligations of the Issuer–Negative Covenants– 6.  Indebtedness, was also modified the circumstances in which subsidiaries of GACN may issue additional debt.

3.                            Basis of presentation and consolidation

a.                            Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including amendments and interpretations, as issued by the International Accounting Standards Board (“IASB”).

b.                            Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis; notwithstanding, fair value is disclosed in certain cases.

i)       Historical cost

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

ii)    Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•        Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•        Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•        Level 3 inputs are unobservable inputs for the asset or liability.

c.                             Convenience translation

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2013 and for the year then ended have been translated into U.S. dollar amounts at the exchange rate of Ps.13.0652 pesos per U.S. dollar, as published by Banco de Mexico, S.A. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

d.                            Reporting currency

The Mexican peso, legal currency of the United Mexican States is the currency in which the consolidated financial statements are presented. Transactions in currencies other than the peso are recorded in accordance with established policies described in Note 4.b.

Consolidated statements of income and other comprehensive income

The Company chose to present the consolidated statement of income and other comprehensive income in a single statement, as well as presenting operating income in such statement in accordance with practices in the industry. Costs and expenses were classified according to their nature.

e.                             Principles of consolidation

The consolidated financial statements incorporate the financial statements of GACN and its subsidiaries. Control is achieved when GACN or its subsidiaries:

•                      have power over the investee;

•                      are exposed, or have rights, to variable returns from involvement with the investee; and

•                      have the ability to use their power to affect their returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•                      the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•                      the percentage of participation of the voting rights held by the Company in relation to the percentage and dispersion of voting rights held by other holders.

•                      potential voting rights held by the Company, other vote holders or other parties;

•                      rights arising from other contractual arrangements; and

•                      any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of income and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

The income and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The non-controlling interests in equity of subsidiaries are presented separately as non-controlling interests in the consolidated statements of financial position, within the stockholders’ equity section, and the consolidated statements of income and other comprehensive income.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

The financial statements of companies that are included in the consolidation are prepared as of December 31 of each year.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

4.                            Significant accounting policies

The consolidated financial statements are prepared in accordance with IFRS. Preparation of financial statements under IFRS requires management of the Company to make certain estimates and use assumptions to value certain of the items in the consolidated financial statements as well as their related disclosures required therein. The areas with a high degree of judgment and complexity or areas where assumptions and estimates are significant in the consolidated financial statements are described in Note 5. The estimates are based on information available at the time the estimates are made, as well as the best knowledge and judgment of management based on experience and current events.  However, actual results could differ from those estimates. The Company has implemented control procedures to ensure that its accounting policies are appropriate and are properly applied. Although actual results may differ from those estimates, the Company’s management believes that the estimates and assumptions used were adequate under the circumstances.

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended  December 31, 2013 are the same as those applied in the consolidated financial statements for 2012 and 2011, except for new standards and interpretations described in paragraph a) (i) included below, which were applicable to the Company and are effective beginning January 1, 2013.

a.                            Application of new and revised IFRS

i)                              Effective January 1, 2013, the Company adopted the following standards and interpretations:

–                               IFRS 10, Consolidated Financial Statements

–                               IFRS 12, Disclosure of Interests in Other Entities

–                               IFRS 13, Fair Value Measurement

IAS 19, Employee Benefits (as revised in 2011)

The impact of the application of these standards is set out below:

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee; b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. Some guidance included in IFRS 10 that deals with whether or not an investor that owns less than 50% of the voting rights in an investee has control over the investee is relevant to the Company.

The Company’s management made an assessment as at the date of initial application of IFRS 10 (i.e. January 1, 2013) on its investment in shares of its subsidiaries as to whether or not the Company has control over such investments.  In accordance with the new definition of control and the related guidance set out in IFRS 10, the Company has concluded that it has had control over its subsidiaries.

Impact of the application of IFRS 12

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements (see Note 11).

Impact of the application of IFRS 13

The Company has applied IFRS 13 for the first time in the current year. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The scope of IFRS 13 is broad; the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IAS 17  Leases, and measurements that have some similarities to fair value but are not fair value (e.g. value in use for impairment assessment purposes).

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes extensive disclosure requirements.

IFRS 13 requires prospective application from January 1, 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the standard in comparative information provided for periods before the initial application of the standard. In accordance with these transitional provisions, the Company has not made any new disclosures required by IFRS 13 for the 2012 comparative period (see Note 21 for the 2013 disclosures). Other than the additional disclosures, the application of IFRS 13 has not had any material impact on the amounts recognized in the consolidated financial statements.

Impact of the application of IAS 19

In the current year, the Company has applied IAS 19 Employee Benefits (as revised in 2011) and the related consequential amendments for the first time. IAS 19 (as revised in 2011) changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. All actuarial gains and losses are recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a “net interest” amount under IAS 19 (as revised in 2011), which is calculated by applying the discount rate to the net defined benefit liability or asset. In addition, IAS 19 (as revised in 2011) introduces certain changes in the presentation of the defined benefit cost including more extensive disclosures.

Specific transitional provisions are applicable to first-time application of IAS 19 (as revised in 2011).

These changes have not had material impact on the amounts recognized in the consolidated statements of income and other comprehensive income in prior years; therefore, the financial statements at December 31, 2012 were not restated on a retrospective basis and the adjustment was recognized in 2013.  Detail of the adjustment is provided below.

Effect not recognized on the statement of financial position as of December 31, 2012 as result of the implementation of IAS 19 (Revised 2011)

	Adjustment for IAS 19

Increase in labor obligations	Ps.	598
Decrease in deferred tax	(179)

Decrease in retained earnings	Ps.	(419)

ii) The Company has not applied the following new and revised IFRS that have been issued but that are not effective until January 1, 2014 or at a later date:

–                               IFRS 9, Financial Instruments (2)

–                               Amendments to IFRS 9 and IFRS 7, Mandatory Effective Date of IFRS 9 and Transition Disclosures (2)

–                               Amendments to IFRS 10, IFRS 12 and IAS 27 (1)

–                               Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities (1)

1 Effective for annual periods beginning on or after 1 January 2014, with earlier application permitted.

2 Effective for annual periods beginning on or after 1 January 2018, with earlier application permitted.

b.                            Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the exchange rate prevailing at the end of the reporting period. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange fluctuations are recorded in profit or loss, except for exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings.

c.                             Cash and cash equivalents

Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, maturing within three months as of their acquisition date, which are subject to immaterial value change risks. Cash is stated at nominal value and cash equivalents are measured at fair value.

d.                            Property and equipment, net

Expenditures for property and equipment acquired are carried at acquisition cost.

Depreciation is recognized so as to write off the cost or deemed cost of assets (other than freehold land and properties under construction). Depreciation of property and equipment is calculated using the straight-line method over the useful life of the asset, taking into consideration the related asset’s residual value. Depreciation begins in the month in which the asset is placed in service. The useful lives of assets are as follows:

Useful
lives (years)

Buildings	20
Machinery and equipment	10
Furniture and office equipment	10
Transportation equipment	4
Computers	3.3

Financing costs incurred during the construction and installation of property and equipment are capitalized.

The depreciation of property and equipment is recorded in results. Land is not depreciated.

Disposal of assets

The gain or loss on the sale or retirement of an item of property and equipment is calculated as the difference between the proceeds from the sale and the carrying value of the asset, and is recognized in income when all risks and rewards of ownership of the asset is transferred to the buyer, which generally occurs when ownership of the asset is transferred to the buyer.

Replacements or renewals of a component of property or equipment that extend the useful life of the asset, or its economic capacity are recognized as an increase to property and equipment, with the consequent write-off or derecognition of the assets replaced or renewed.

Construction in progress

Construction in progress is carried at cost less any recognized impairment loss. Cost includes professional fees and, in the case of qualifying assets, borrowing costs capitalized in accordance with the accounting policy of the Company. Such properties are transferred to the appropriate categories of property and equipment when completed and ready for intended use. The depreciation of these assets, as well as other properties, begins when the assets are ready for use.

Subsequent costs

Subsequent costs form part of the value of the asset or are recognized as a separate asset only when it is probable that such disbursement represents an increase in productivity, capacity, efficiency or an extension of the life of the asset and the cost of the item can be determined reliably. All other expenses, including repairs and maintenance are recognized in comprehensive income as incurred.

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets.  However, when there is no reasonable certainty that ownership will be obtained by the end of the least term, assets are depreciated over the shorter of the lease term and their useful life.

e.                             Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Operating leasing

As lessor

Rental income from operating leases is recognized in accordance with the Note 4.q. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized in profit using the same criteria used for the recognition of lease income.

As lessee

Any payment or collection made upon execution of an operating lease is treated as an advanced payment or collection that is recognized in results over the lease term, as the benefits of the leased asset are received or transferred.

The costs and expenses arising under operating leases are recognized in results using the straight line method during the term of the lease. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

f.                     Guarantee deposits

Mainly attributable to amounts received from lessees to guarantee performance under the lease. They are recorded at cost and are either returned to tenants at the end of the lease term or recognized within results if utilized by the Company.

g.                             Borrowing costs

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

h.                            Investment in airport concessions

This item consists of the rights paid to manage, operate and, in certain cases make capital investments to thirteen airports based on a concession granted by the Mexican Government through the SCT, and to use their facilities, for a 50 year term.

Investment in concessions includes the rights to use airport facilities of airport concessions and improvements to concessioned assets and represents the amount granted by the SCT to each airport concessions, plus improvements made to each individual concession since the time of grant.

Under all concession arrangements, (i) the grantor controls or regulates what services the Company must provide with the infrastructure, to whom it must provide them, and at what price; and (ii) the grantor controls, through ownership, any significant residual interest in the infrastructure at the end of the term of the arrangement.  Accordingly, the Company classifies the assets derived from the construction, administration and operation of the service concession arrangements either as intangible assets, financial assets (accounts receivable) or a combination of both.

The Company classifies its concessioned assets as an intangible asset.  Subsequent improvements are recognized at acquisition or construction cost.

An intangible asset results when the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after construction is complete, in which the future cash flows of the operator have not been specified, because they may vary depending on the use of the asset, and are therefore considered contingent. The cost of financing incurred during the construction period is capitalized.

Investments in airport concessions are amortized on a straight line basis over the term of the concession which is 50 years or from the date of capitalization of additions or improvements considering the remaining term of the concession.

Revenues and costs related to construction or improvements to intangible assets subject to the Company’s airport concession with the government are recognized as revenue based on the percentage of completion method associated with the related construction costs.

The Company recognizes and measures contractual obligations for major maintenance of the infrastructure in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The estimated major maintenance costs are based on the master develop plan (MDP). The plan is required by the Mexican Government to maintain the concession in optimal operating condition, in accordance with the obligations specified by the grantor and to ensure the delivery of the related infrastructure in good operating use at the end of the term of the concession, ensuring that no additional significant maintenance costs will arise as a result of the reversion to the grantor.

Long-term maintenance provisions are presented at present value, with adjustments included in financing costs.

i.                                Goodwill

Goodwill arises from business combination and is recorded as an asset at date on that control is acquired (acquisition date). Goodwill is the excess of the consideration transferred over the fair value at the acquisition date of the identifiable assets acquired and liabilities assumed.

Goodwill is not amortized and is subject to impairment tests annually. Any impairment loss for goodwill is recognized directly in profit in the consolidated statement of income and other comprehensive income. The impairment loss recognized for goodwill purposes cannot be reversed at a later period.

Upon the disposal a subsidiary, the amount attributable to goodwill is included in determining the gain or loss on disposal.

j.                               Impairment of tangible and intangible assets excluding goodwill

Management periodically evaluates the impairment of long-lived assets in order to determine whether there is evidence that those assets have suffered an impairment loss. If impairment indicators exist, the recoverable amount of assets is determined, with the help of independent experts, to determine the extent of the impairment loss, if any. Management considers that GACN, together with its 13 airport subsidiaries, can be considered an “independent cash generating unit”, as all formed part of the Central-North package included in the Mexican government’s original bidding process. In accordance with the terms established by the Mexican government, all of the Company’s 13 airports must be in operation, regardless of their individual results and are therefore evaluated for impairment on a consolidated basis. Considering the foregoing, the evaluation of the existence of impairment indicators was made, a result of which the Company concluded that no impairment indicators existed with respect to the airport concessions.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment subsequently reverses, the Company reverses a portion or all of the impairment losses recognized in prior periods. When an impairment loss is reversed, the carrying amount of the asset is increased to the revised estimated value of its recoverable amount, only to the extent that the increased carrying amount does not exceed the carrying amount that would have been calculated if no impairment loss had been initially recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

k.                            Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets are classified into four categories, which in turn determine the form of recognition and valuation of financial assets and liabilities:

“Financial assets at fair value through profit or loss”, “investments held-to-maturity”, “financial assets available-for-sale” and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined by the administration of the Company upon initial recognition. The Company generally only has financial assets at fair value through profit or loss and loans and receivables.

In the consolidated statement of financial position, financial assets are classified into current and noncurrent, depending on whether their maturity is less than / equal to or greater than 12 months.

Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss when the financial asset is held for trading or it is designated fair value through results. A financial asset is classified as held for trading if:

•                               It has been acquired principally for the purpose of selling it in the near term; or

•                               On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•                               It is a derivative (except those designated as hedging instruments or that is a financial guarantee).

Financial assets at fair value through profit of loss are recorded at fair value, recognizing in results any gain or loss arising from their remeasurement. The gain or loss recognized in results includes any dividend or interest earned from the financial asset and is recorded in interest expense or income in the consolidated statements of income and other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets, that have fixed or determinable payments that are not quoted in an active market. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

Amortized cost means the initial amount recognized for a financial asset or liability plus or minus the cumulative amortization using the effective interest method of any difference between the initial amount and the amount at maturity, less any reduction (directly or through a reserve) for impairment or bad debt.

Impairment of financial assets

Financial assets other than financial assets at fair value through profit or loss are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For other financial assets, objective evidence of impairment could include:

• Significant financial difficulty of the issuer or counterparty; or

• Breach of contract, such as a default or delinquency in interest or principal payments; or

• It becoming probable that the borrower will enter into bankruptcy or financial reorganization; or

• The disappearance of an active market for that financial asset because of financial difficulties.

The carrying amount of the financial asset is reduced directly by the impairment loss, except for trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are recorded in results. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through results to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed the amortized cost if would not have recognized the impairment.

Derecognition of financial assets

On derecognition of a financial asset in its entirety, the difference between the asset´s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in results.

Financial liabilities

Financial liabilities are classified as financial liabilities at fair value through profit or loss, or other financial liabilities based on the substance of contractual arrangements.

Financial liabilities at fair value through profit or loss

A financial liability at fair value through profit or loss is a financial liability that is classified as held for trading or designated at fair value through profit or loss.

A financial liability is classified as held for trading if:

•                               It has been acquired principally for the purpose of repurchasing it in the near term; or

•                               On initial recognition it is part of a portfolio of identified financial instruments that are managed together for which there is evidence of a recent pattern of making short-term profits, or

•                               It is a derivative that accounting purposes does not comply with requirements to be designated as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at fair value through profit or loss upon initial recognition if:

•                               Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•                               The financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•                               It forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in results incorporates any interest paid on the financial liability and is included in effects of valuation of derivative financial instruments in the statement income and other comprehensive income.

Other financial liabilities

Other financial liabilities, including loans, bond issuances and debt with lenders and trade creditors and other payables are valued initially at fair value, represented generally by the consideration transferred, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in results.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset or liability and of allocating interest income or cost over the relevant period. The effective interest rate is the rate that exactly discounts future cash receivable or payable (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (where appropriate) a shorter period, to the carrying amount of the financial asset or liability on its initial recognition. When calculating the effective interest rate, all cash flows must be estimated (for example, prepayment, call options “call” and the like) except for future credit losses. The calculation must include all commissions and payments or receipts between the parties to the financial instrument, including other premiums or discounts.

Offsetting of financial assets and liabilities

Offsetting of financial assets and liabilities in the consolidated statement of financial position only occurs for accounts receivable and payable arising in transactions that contractually, or by law, have established a right of setoff and for which the Company has the intention to pay a net amount or to realize the asset and pay the liability simultaneously.

l.                                Risk management policy

The Company is exposed to risks that are managed through the implementation of systems related to identification, measurement, limitation of concentration, and supervision. The basic principles defined by the Company in the establishment of its risk management policy are the following:

•                      Compliance with Corporate Governance Standards

•                      Establishment, by each different business line and subsidiary, of risk management controls necessary to ensure that market transactions are conducted in accordance with the policies, rules and procedures of the Company

•                      Special attention to financial risk management, basically composed by interest rate, exchange rate, liquidity and credit risks (see Note 21).

Risk management in the Company is mainly preventive and oriented to  medium- and long-term, risks taking into consideration the most probable scenarios of evolution of the variables affecting each risk.

m.                        Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, when it is probable that the Company will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties associated with the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

The main provision recognized by the Company is for major maintenance for its concession assets, which is classified as current or noncurrent based on the estimated time period over which it expects to settle the obligation.

Major maintenance provisions

The Company is required to perform major maintenance activities to its airports as established by the concession provided by the Mexican government, in order to preserve the infrastructure in optimal working condition.  The estimated major maintenance costs are considered in the Company’s master develop plan (MDP), which is reviewed and updated every five years. Accordingly, the Company records a provision for its estimated maintenance costs, as usage of concession assets occur each year, based on the time from when the infrastructure under concession becomes available for use and through the date on which the maintenance and/or repair work is performed.  Such contractual obligations to maintain and restore the infrastructure of the Company’s airports is recognized as a provision in the consolidated statements of financial position based on an estimate of the expenditure that would be required to settle the present obligation at the end of the reporting period.  When the effect of the time value of money is material, the amount of the provision equals the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the carrying amount of the provision increases each period to reflect the passage of time and this increase is recognized as a borrowing cost. After initial recognition, provisions are reviewed at the end of each reporting period and adjusted to reflect current best estimates. Adjustments to provisions arise from three sources: (i) revisions to estimated cash flows (both in amount and timing); (ii) changes to present value due to the passage of time; and (iii) revisions of discount rates to reflect prevailing current market conditions. In periods following the initial recognition and measurement of the maintenance provision at its present value, the provision is revised to reflect estimated cash flows being closer to the measurement date.  The Company’s major maintenance provisions increase over time as it incurs its obligation to restore the infrastructure of its airports, which deteriorate based on usage. At any reporting date, the best estimate of the expenditure required to settle the obligation in the future is proportional to the usage of the Company’s airport infrastructure, for example the number of airplanes that have used its airports’ runways. The unwinding of the discount relating to the passage of time is recognized as a financing cost and the revision of estimates of the amount and timing of cash flows is a reassessment of the provision and charged or credited as an operating item within the consolidated statements of income and other comprehensive income.

Contingencies and guarantees – Include provisions to cover the obligations arising from contractual and legal commitments, which mainly relate to certain construction contracts associated with the concession.

n.                            Reserve for repurchase of shares

The Company records a reserve for the repurchase of shares from amounts appropriated from retained earnings, to strengthen the supply and demand of its shares in the stock market, as permitted by Mexican Securities Law. The shareholders authorize the maximum disbursement for the repurchase of shares.

Purchases and sales of treasury shares are recorded decreasing or increasing stockholders’ equity of the Company through the capital stock and through the reserve for the repurchase of shares account, based on the cost of reacquisition and replacement of such shares. Any gain or loss generated on the purchase or sale of the Company’s shares is recorded within the reserve account. Gains or losses arising from the purchase, sale, issue or cancellation of equity instruments of the Company are not recognized in results.

o.                            Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year and is the greater of regular income tax (“ISR”) or, through December 31, 2013, the Business Flat Tax (“IETU”). Taxable profit differs from profit as reported in the consolidated statement of income and other comprehensive income because of items of income or expense that are taxable or deductible in periods different from when they are recognized in accounting profit.

Deferred income taxes are recognized for the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Except as mentioned in the following paragraph, deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for all deductible temporary differences and the expected benefit of tax losses. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. As a consequence of the 2014 Fiscal Reform, all deferred IETU was eliminated.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the

Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The Company determined recoverability of its deferred tax assets for each subsidiary based on its projections of future taxable income, which include the MPD and the maximum rates for the period 2011-2015 approved by the SCT.

Current and deferred taxes are recognized as income or expense in profit or loss, except when they relate to items recognized outside of profit or loss, as in the case of items of other comprehensive income, or other stockholders’ equity items, in which case the tax is recognized in other comprehensive income as part of the equity item involved.

In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

Assets and deferred tax liabilities are offset when exists a legal right to offset assets with liabilities and when they relate to income taxes relating to the same tax authorities and the Company intends to liquidate its assets and liabilities on a net basis.

p.                            Employee benefits from retirement, termination and statutory employee profit sharing

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Certain subsidiaries are subject to payment of statutory employee profit sharing, which it is determined based on the Income Tax Law, and is recorded in the results of the year in which it is incurred and presented under cost and administrative expenses in the consolidated statements of income and other comprehensive income.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income may be reclassified directly to retained earnings but will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•                      Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements)

•                      Net interest expense or income

•                      Remeasurement

The Company presents the first two components of defined benefit costs in the consolidated statements of income and other comprehensive income in the line items cost of services and administrative expenses. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Company’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

q.                            Revenue recognition

Revenues are recognized when it is likely that the Company will receive the economic benefits associated with the transaction. Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for goods and services provided in the normal course of activities. Revenue is reduced for discounts and incentives provided to customers as well as other similar allowances.

Revenues are mainly generated from the delivery of aeronautical and non-aeronautical services.

Aeronautical services

Consist mainly of revenues generated from activities related to services provided to airlines and passengers. These revenues are subject to a system of prices regulated by the SCT, which establishes a maximum rate for such aeronautical and complementary services provided at each airport.  Such revenues are recognized when the related services are rendered.

With the objective of increasing demand for aeronautical traffic at its airports, the Company implemented an incentive program to its airline customers linked to an increase in airline traffic and the opening of new routes, which is subject to certain restrictions. These incentives are recorded as a reduction of revenues over the period they are provided to clients (see Note 27).

Non-aeronautical services

Consist mainly of the leasing of commercial spaces in airport terminals, revenues from the operation of parking lots, advertising, fees from access to third parties that provide catering services and other services at airports.  Spaces in the airport terminals are rented through operating lease agreements that contain either fixed monthly rent (increased annually based on the National Consumer Price Index (NCPI)) or fees based on a minimum monthly fee or a percentage of the monthly income of the lessee, whichever is higher. The fixed portion of lease revenues is recognized when the services are rendered or based on the terms of the related lease.

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

Leasing revenues

The Company’s policy for recognition of revenue from operating leases is described in subparagraph e) of this note (the Company as lessor).

Hotel services

Revenues are recognized when the services are rendered.

Construction services and costs of improvements to concession assets

Under IFRS Interpretations Committee (“IFRIC”) Interpretation 12 (“IFRIC 12”), Service Concession Arrangements, the Company recognizes revenues and costs for improvements to the airport concession according to the percentage of completion method derived from the improvements made to the airports and that are included in the MDP. Construction service revenues related to the airport concession are determined based on the exchange between the Company and the government, as the Company constructs or improves the airports based on the MDP, and the government grants the Company the right to obtain revenues from the airport services rendered in return for those construction services. The cost for construction services is determined according to the cost the Company would incur in the construction or improvements based on the investments included in the MDP, for which, through a tender offer, the Company contracts third parties to perform. The revenue amount and cost are equivalent, because the Company does not obtain any profit margin for the construction, and the costs incurred are paid at market prices.

r.                               Basic and diluted earnings per share

Basic earnings per share are computed by dividing net income of the controlling interest by the weighted average number of common shares outstanding during the year. The Company does not have potentially dilutive shares.

5.                            Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 4, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

a.                            Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see paragraph b), performed by management throughout the process of applying the accounting policies of the Company and that have the most significant effect on the amounts recognized in the consolidated financial statements.

•                               Until December, 2012, for the determination of deferred taxes, the Company conducted calculations which involved projections of future taxable income for period over which deferred taxes will reverse, in order to establish whether it was expected to pay IETU or ISR in those years for purposes of determining the basis of the deferred income tax.

•                               The evaluation of control in investments in subsidiaries (see Note 11).

•                               Defined benefit obligations are discounted at a rate referenced to Mexican government bonds.  Judgment is applied in determining the criteria of the bonds to be included in the population of government bonds from which to determine the discount rate.

•                               The Company is subject to transactions or contingent events over which professional judgment is exercised in developing estimates of probability of occurrence of probable outflows associated with adverse outcomes.  The factors considered in these estimates are the legal merits of the case, as substantiated by the opinion of the Company’s legal advisors.

b.                            Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the following financial year:

•                      In order to estimate doubtful accounts receivable, among other elements, the Company considers the credit risk derived from the customer’s financial position and any significant collection delays based on historical experience (see Note 7).

•                      The long-lived intangible assets of the Company correspond to concessions granted by the Mexican Government. The Company reviews and determines the possibility of impairment to intangible assets.

•                      The Company reviews the estimated useful lives and residual values of property and equipment at the end of each annual period. Based on the detailed analysis, Company management makes modifications in the useful lives of certain property and equipment. The level of uncertainty associated with estimates of useful lives is related to changes in market conditions in which the tangible assets are used as of a result in changes in demand, prices, or traffic volumes.

•                      Management prepares estimates to determine and recognize the provision necessary for the maintenance and repair of concessioned assets, which affects the results of the periods in which the infrastructure under concession becomes available for use and through the date on which the maintenance and/or repair work is performed.  Estimates are also determined with respect to the calculation of the present value of the long-term maintenance provision and the related discount rate (see Note 16).

•                      Estimates are utilized in determining future projections of taxable income for purposes of the evaluation of the recoverability of deferred income tax assets and tax on assets (IMPAC) (see Note 19).

•                      Estimates are determined with respect to the inputs used for actuarial calculations related to the Company’s employee benefit plans (see Note 17).

Although these estimates were made based on the best information available at December 31, 2013, it is possible that events may take place in the future that will require their modification (increases or decreases) in subsequent years, which such modification would be made prospectively in the Company’s  consolidated financial statements.

6.                            Cash and cash equivalents

Cash and cash equivalents at each period end as shown in the statement of financial position and statement of cash flows are composed as follows:

	December 31,
	2013		2012
Cash	Ps.	88,606	Ps.	42,788
Cash equivalents:
Bank paper	1,043,953		841,099
Commercial paper	315,695		224,606
Investment in market funds	85,752		43,940

Total cash and equivalents	Ps.	1,534,006	Ps.	1,152,433

7.                            Customers

a.                            At December 31, 2013 and 2012, the balance of customers is as follows:

	December 31,
	2013		2012
Customers	Ps.	489,921	Ps.	477,812
Allowance for doubtful accounts	(185,152)		(190,004)

	Ps.	304,769	Ps.	287,808

Customer receivables disclosed above are classified as loans and receivables and are therefore measured at amortized cost.

Customers represents principally the passenger charges (“TUA” for is acronym in Spanish) paid by each passenger (other than diplomats, infants, and transit passengers) using the airports operated by the Company. These are collected by airlines and subsequently delivered to the Company. As of December 31, 2013 and 2012, amounts receivable for passenger charges amounted to Ps.356,093 and Ps.350,165, respectively.

The Company’s Management considers the carrying amount of accounts receivable represents its fair value. There is no interest charged on current accounts receivable.  At December 31, 2013 and 2012, the Company recognized an allowance for doubtful accounts of Ps.185,152 and Ps. 190,004, determined based on the experience of counterparty default and an analysis of their current financial position.

The management of accounts receivable and the determination of the need for a reserve are carried out by each individual entity that forms part of the consolidated financial statements, as each entity has more thorough knowledge of the financial situation and relationship with each of its customers. However, in each of the Company’s lines of business, certain guidelines exist regarding specific characteristics that each customer must possess depending on the nature of the line of business.

Accounts receivable to customers include amounts that are past due at the end of the reporting period (see analysis below for aging), but for which the Company has not recognized any allowance for bad debts since there has been no significant change in credit quality and the amounts are still considered recoverable. The Company does not maintain any collateral or other credit enhancement on those balances, nor does it have the legal right of offset against any amount owed by the Company to the counterparty.

Following is a percentage of the main customers that compose the accounts receivable as well as the revenues generated by significant customers, which may represent a potential concentration of credit risk for the Company if the counterparty had financial and operating difficulties that would prevent them from being able to settle amounts due to the Company.

	December 31,
	2013	2012
Accounts receivable:	%	%
Aerolitoral, S. A. de C. V.	16.44	13.84
Compañía Mexicana de Aviación, S.A. de C.V., Aerovías Caribe, S.A. de C.V. and Mexicana Inter, S.A. de C.V. (1)	29.8	30.53
Aerovías de Mexico, S. A. de C. V.	9.74	7.33

(1)  At December 31, 2013 and 2012, the balance owed from this client was fully reserved, in an amount of $145,880.

	Year ended December 31,
	2013	2012
Revenues by client:	%	%
Aerolitoral, S. A. de C. V.	15.05	14.70
Aeroenlaces Nacionales, S. A. de C. V.	13.40	13.59
ABC Aerolíneas, S. A. de C. V.	12.31	12.43
Aerovías de Mexico, S. A. de C. V.	9.66	9.45
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	6.47	6.02

b.                            The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2013		2012		2011
Beginning balance	Ps.	190,004	Ps.	227,216	Ps.	216,545
Charged or credits to cost of services during the year	(3,727)		(6,689)		10,905
Application of the reserve for uncollected accounts	(1,125)		(30,523)		(234)

Ending balance	Ps.	185,152	Ps.	190,004	Ps.	227,216

c.                             Aging of trade accountants receivable past due but not impaired:

	December 31,
	2013		2012

1-120 days	Ps.	34,844	Ps.	53,594
121- 360 days	14,572		34,854

Total	Ps.	49,416	Ps.	88,448

8.                            Other current assets and prepaid expenses

Other current assets is comprised as follows:

	December 31,
	2013		2012
Prepaid expenses	Ps.	6,526	Ps.	7,223
Advances to contractors	50,033		19,557
Advances to suppliers	26,593		12,892
Insurance recovery	31,932		-
Guarantee deposits	6,472		6,091
Others	5,208		7,464
	Ps.	126,764	Ps.	53,227

9.                            Property and equipment, net

Property and equipment consist of the following:

	December 31,
	2013		2012
Cost :
Land (see Note 10)	Ps.	1,715,636	Ps.	1,747,416
Buildings	261,469		274,198
Machinery and equipment	82,208		42,810
Furniture and office equipment	63,310		59,584
Transportation equipment	14,331		15,091
Computers	10,067		11,228
Construction in-process	18,745		-
	Ps.	2,165,766	Ps.	2,150,327

Cost	Land		Buildings		Machinery and equipment		Furniture and office equipment		Transportation equipment		Computers		Construction in- process		Total

Balances at January 1, 2012	Ps.	1,747,038	Ps.	324,414	Ps.	12,935	Ps.	105,136	Ps.	11,904	Ps.	33,914	Ps.	-	Ps.	2,235,341
Additions	378		-		33,692		14,611		10,083		9,128		-		67,892
Disposals	-		-		-		(4)		(1,445)		(180)		-		(1,629)
Others	-		-		-		(726)		-		(168)		-		(894)
Balance at December 31, 2012	1,747,416		324,414		46,627		119,017		20,542		42,694		-		2,300,710

Additions	-		3,551		44,879		15,113		4,455		5,040		18,745		91,783
Disposals	(31,780)		-		-		-		(732)		(326)		-		(32,838)
Others	-		-		(569)		(8,365)		-		(2,291)		-		(11,225)
Balance at December 31, 2013	Ps.	1,715,636	Ps.	327,965	Ps.	90,937	Ps.	125,765	Ps.	24,265	Ps.	45,117	Ps.	18,745	Ps.	2,348,430

Accumulated depreciation	Land		Buildings		Machinery and equipment		Furniture and office equipment		Transportation equipment		Computers		Construction in- process		Total

Balances at January 1, 2012	Ps.	-	Ps.	(34,040)	Ps.	(1,815)	Ps.	(49,961)	Ps.	(4,497)	Ps.	(26,578)	Ps.	-	Ps.	(116,891)
Disposals	-		-		-		(99)		1,682		46		-		1,629
Depreciation expense	-		(16,176)		(2,002)		(10,020)		(2,636)		(5,086)		-		(35,920)
Others	-		-		-		647		-		152		-		799
Balance at December 31, 2012	-		(50,216)		(3,817)		(59,433)		(5,451)		(31,466)		-		(150,383)
Disposals	-		-		-		-		500		293		-		793
Depreciation expense	-		(16,280)		(4,912)		(10,768)		(4,983)		(6,165)		-		(43,108)
Others	-		-		-		7,746		-		2,288		-		10,034
Balance at December 31, 2013	Ps.	-	Ps.	(66,496)	Ps.	(8,729)	Ps.	(62,455)	Ps.	(9,934)	Ps.	(35,050)	Ps.	-	Ps.	(182,664)

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

As of December 31, 2013 and 2012, the net carrying amounts of the airport concessions, the right to use airport facilities and improvements on concessioned assets are as follows:

	December 31,
	2013		2012
Projects completed and in operation:
Airport concessions	Ps.	605,643	Ps.	605,643
Right to use airport facilities	3,356,761		3,356,761
Improvements in concessioned assets	3,595,710		3,291,983
Accumulated amortization	(1,466,068)		(1,311,398)

	Ps.	6,092,046	Ps.	5,942,989

The changes in investment in concessions were as follows:

	December 31,
	2013		2012
Investment in airport concessions
Beginning balance	Ps.	7,254,387	Ps.	6,932,669
Improvements to concessioned assets	352,688		321,718
Decrease	(48,961)		—
Ending balance	7,558,114		7,254,387

Amortization of airport concessions:
Beginning balance	(1,311,398)		(1,162,980)
Improvements to concessioned assets	(157,225)		(148,418)
Decrease	2,555		—
Ending balance	(1,466,068)		(1,311,398)

Net investment in airport concessions	Ps.	6,092,046	Ps.	5,942,989

Master Development Plan (MDP) – The Company is obligated to carry out maintenance, improvements to concession assets and acquire fixed assets according to the MDP. The MDP for the 2011-2015 is Ps.2,745,214 based on December 2009 values, and Ps.3,135,444 based on December 2013 values, updated using the National Producer Price Index (NPPI) excluding oil, according with the concession contract. At December 31, 2013, the remaining amount which will be invested by the Company is Ps. 1,551,979 and is expected to be carried out as follows:

Year	Amount

2014	Ps.	1,179,867
2015	372,112

Total	Ps.	1,551,979

Improvements made at the Company’s expense to airport facilities may be recognized by the Mexican Bureau of Civil Aviation (Dirección General de Aviación Civil, or “DGAC”) as part of the Company’s investment in the airport concession. The cost of airport improvements recognized by the DGAC that form part of the Company’s investment in the concession are “recovered” by the Company in the form of adjustments to the maximum rates that the Company may charge for aeronautical services, which are regulated by the DGAC.

In 2009, the Company paid Ps. 1,159,613 to acquire land strategically located adjacent to the Monterrey airport to allow for the airport’s future growth, including the construction of a second runway, which the Company intends to complete in the future. The acquired land is classified in the Company’s financial statements for the year ended December 31, 2013 and 2012 as land owned by the Company at its acquisition value, presented as a fixed asset. The Company is negotiating the recognition of the cost of the investment made in this land with the DGAG, to enable the latter to recognize the land acquired within the framework of the future investments in the concession of the Monterrey Airport as part of the MDP required for such Airport, not as a fixed asset owned by the Company.

The DGAC authorized the incorporation of $386,538, of the land acquired, to substitute investments included in the MDP of the Monterrey Airport for the period from 2013 to 2015.  Of the $386,538 already authorized by the DGAC as part of the investments in concession, $121,701 was authorized as an investment in the year 2013, $138,486 was authorized as an investment in concession in the year 2014, and $126,351 in 2015. An additional amount of $77,306 was authorized by the DGAC through an extraordinary review of the maximum rate in the year 2011. The Company is still negotiating with the DGAC the recognition as an investment in concession of the remainder of the cost of the land acquired for the amount of $695,769. All the amounts included in this disclosure are expressed in pesos of December 31, 2009. The current amounts, when recognized by the DGAC as part of the investment in concession, will be adjusted based on the NCPI.

The land acquired by the Company is its sole properties and is classified in the consolidated statement of financial position under the heading of properties and equipment. The land will continue to be classified under this heading until the negotiations with the DGAC have concluded. If the DGAC recognizes the land as part of the investment in concession, it is estimated that the properties will be transferred to the Mexican government; accordingly, at the time of such recognition the Company will eliminate the asset and recognize an addition for the same amount to the investment in airport concessions (intangible assets).

It is expected that if approved by the DGAC, the substitution of the MDP authorized by the DGAC will be performed according to the following schedule (based on pesos as of December 31, 2013):

Year	Amount

2013	Ps.	139,000
2014	158,171
2015	144,311

	Ps.	441,482

The Company has pledged baggage screening equipment, included within improvements to concessioned assets, as a guarantee for bank loans that the Company has with Private Export Funding Corporation, with a carrying value of Ps. 328,577 as of December 31, 2013. The Company is not authorized to use this equipment as a guarantee for other loans, nor sell them to another entity (see Note 15).

11.                     Composition of GACN

a.                  lnformation about the composition of GACN at the end of the reporting period is as follows; all subsidiaries reside and carry out their operations in Mexico:

	Place of	Number of
	incorporation	subsidiaries
Principal activity	and operation
		December 31,
		2013	2012

Airports	Mexico	13	13
Hotels	Mexico	2	1
Services	Mexico	8	8

		23	22

b.  The consolidated subsidiaries are as follows:

Name of subsidiary	Ownership Percentage
	2013	2012
Airport services
Aeropuerto de Monterrey, S. A. de C. V.	100%	100%
Aeropuerto de Acapulco, S. A. de C. V.	100%	100%
Aeropuerto de Mazatlán, S. A. de C. V.	100%	100%
Aeropuerto de Zihuatanejo, S. A. de C. V.	100%	100%
Aeropuerto de Culiacán , S. A. de C. V.	100%	100%
Aeropuerto de Ciudad Juárez, S. A. de C. V.	100%	100%
Aeropuerto de Chihuahua , S. A. de C. V.	100%	100%
Aeropuerto de Torreón , S. A. de C. V.	100%	100%
Aeropuerto de Durango, S. A. de C. V.	100%	100%
Aeropuerto de Tampico, S. A. de C. V.	100%	100%
Aeropuerto de Reynosa, S. A. de C. V.	100%	100%
Aeropuerto de Zacatecas, S. A. de C. V.	100%	100%
Aeropuerto de San Luis Potosí, S. A. de C. V.	100%	100%

Services and hotel business
Operadora de Aeropuertos del Centro Norte, S. A. de C. V.	100%	100%
Servicios Aeroportuarios del Centro Norte, S. A. de C. V.	100%	100%
Servicios Aero Especializados del Centro Norte, S. A. de C. V.	100%	100%
OMA Logística, S. A. de C. V. (1)	100%	100%
Holding Consorcio Grupo Hotelero T2, S. A.de C. V. (2)	100%	100%

(1)                  This subsidiary holds a 51% investment in OMA VYNMSA Aero Park Industrial, S. A. de C. V. (from November 2012) and an 85% investment in Consorcio Hotelero Aeropuerto de Monterrey S.A.P.I. de C.V. (from June 2013), constituting the non-controlling interests of the Company.

(2)                  This entity provides services to hotels and includes its subsidiaries: Servicios Complementarios del Centro Norte, S.A. de C.V. and Servicios Corporativos Terminal T2, holding 100% of the shares, and Consorcio Grupo Hotelero T2, S.A. de C.V. holding 90% of the shares.

The Company has the majority of voting power at meetings of shareholders of the subsidiaries and has control by virtue of its contractual right to appoint the board of directors of the companies.

12.                     Trade accounts payable

Trade accounts payable consist of the following:

	December 31,
	2013		2012

Suppliers	Ps.	88,966	Ps.	69,968
Contractors	68,968		74,790
Other accounts payable	61,148		10,414
Statutory employee profit sharing	7,102		8,131

	Ps.	226,184	Ps.	163,303

13.                     Payable taxes and other accrued expenses

Payable taxes and other accrued expenses is comprised of the following:

	December 31,
	2013		2012

Provisions	Ps.	129,070	Ps.	98,924
Taxes payable	53,622		85,790
Accrued interest	36,320		1,240

	Ps.	219,012	Ps.	185,954

14.                     Short-term debt

a.                   Short-term debt at December 31, 2013 and 2012:

	December 31,
	2013		2012
Unsecured line of credit with HSBC Bank for Ps.500,000, accruing monthly interest at a 28-day Mexican Interbank Equilibrium (“TIIE”) rate plus 1.00 percentage points, with revolving payments of principal. At December 31, 2012, the interest rate was 5.85%. Borrowings were liquidated with resources of the debt certificates, see Note 15.	Ps.	-	Ps.	200,000

Unsecured revolving loan with Banamex Bank, accruing monthly interest at a 28-day TIIE rate plus 1.00 percentage point, with revolving payments of principal. At December 31, 2012, the interest rate was 5.86%. Borrowings were liquidated with resources of the debt certificates, see Note 15.	-		250,000

Unsecured line of credit with Banco del Bajío of Ps.400,000, accruing monthly interest at a 28-day TIIE rate plus 1.50 percentage points, with revolving payments of principal. At December 31, 2012, the interest rate was 6.35%. Borrowings were liquidated with resources of the debt certificates, see Note 15.	-		100,000

Short- term debt certificates for Ps.200,000, maturing in March 2015, with revolving issues maturing over different terms, accruing interest at a rate determined for each issue. At December 31, 2013 the interest rate was 3.72%. (1)	99,421		-

	Ps.	99,421	Ps.	550,000

(1)The short-term debt certificates program does not contemplate any affirmative or negative covenants with which the Company must comply.

At December 31, 2013, the Company has lines of credit available for short-term issuances for Ps.1,150,000. Additionally, the Company has the ability to issue Ps.100,000 under its short-term debt certificates program.

15.                     Long-term debt

	December 31,
	2013		2012
Unsecured debt certificates issued in the Mexican market on July 15, 2011, of Ps.1,300,000, accruing interest at a variable 28-day TIIE rate plus 70 basis points, for a 5-year term maturing on July 8, 2016. The certificates are guaranteed by nine of the 13 airports whose sum of their EBITDA, complies with a minimum guarantee of 80% of consolidated EBITDA. As of December 31, 2013 and 2012, the interest rate is 4.50% and 5.55%, respectively.	Ps.	1,300,000	Ps.	1,300,000

Debt certificates issued in the Mexican market on March 26, 2013, for Ps.1,500,000, accruing interest at a fixed rate of 6.47%, for a 10-year term maturing on March 14, 2023. GACN and nine of the thirteen airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA.	1,500,000		-

Unsecured lines of credit with Private Export Funding Corporation (PEFCO) in 2012 for $20,385 thousand U.S. dollars, maturing on December 21, 2021. Baggage screening equipment is pledged to secure the loan. The loan accrues interest at a 3-month London Interbank Offered (“Libor”) rate plus 1.25 percentage points, with quarterly payments of principal. As of December 31, 2013 and 2012, the rate was 1.50% and 1.61%, respectively.	187,436		209,622

Unsecured line of credit with UPS Capital Business Credit (supported by Ex-Im Bank) of $4,463 thousand U.S. dollars. As of December 31, 2013 and 2012, the balance is $2,000 and $2,620 thousand U.S. dollars, respectively. Baggage screening equipment is pledged to secure the loan. The loan bears interest at a 3-month Libor rate plus 0.95 percentage points, with quarterly payments of principal and maturing on August 1, 2017. As of December 31, 2013 and 2012, the rate was 1.19% and 1.31%, respectively.	26,127		33,695
	3,013,563		1,543,317
Less:
Financing commissions and issuance costs, net	(9,449)		(5,108)

Total debt	3,004,114		1,538,209

Current portion	(33,588)		(33,068)

Long-term debt	Ps.	2,970,526	Ps.	1,505,141

The scheduled maturities of long-term debt as of December 31, 2013 are as follows:

	2015		2016		2017		2018		2019 and thereafter		Total

Maturities	Ps.	33,588	Ps.	1,333,588	Ps.	27,304	Ps.	25,485	Ps.	1,560,010	Ps.	2,979,975	(1)

(1)  Long-term debt before fees and financing costs.

As of December 31, 2013, the Company does not have any long-term lines of credit available for withdrawal.

Long-term debt includes certain covenants that restrict the ability to incur additional indebtedness, issue guarantees and sell fixed assets, as well as requires the compliance of tax payments. As of December 31, 2013, the Company was in compliance with such covenants.

16.                     Major maintenance provision

The Company has the obligation to perform major maintenance activities in its airports. The provision is recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation, at the date of the accompanying consolidated financial statements.

This provision is recognized in accordance with IAS 37 and IFRIC 12.  A portion is recorded as short-term and the remainder as long-term depending on the period in which the Company expects to perform the major maintenance activities.

As of December 31, 2013 and 2012, the composition and changes of the major maintenance provision of the Company is as follows.  Additions represent additional maintenance obligations as a result of usage of the asset during the year, considering when the asset was placed into use and when the major maintenance is schedule to occur; provisions used represents major maintenance activities carried out during the year.

	December 31,				Provisions used		December 31, 2013
	2012		Additions				Short-term		Long-term

Major maintenance of concession assets	Ps.	563,306	Ps.	294,149(1)	Ps.	(228,849)	Ps.	271,344	Ps.	357,262

	December 31,				Provisions used		December 31, 2012
	2011		Additions				Short-term		Long-term

Major maintenance of concession assets	Ps.	601,068	Ps.	164,208	Ps.	(201,970)	Ps.	145,577	Ps.	417,729

	December 31,				Provisions used		December 31, 2011
	2010		Additions				Short-term		Long-term

Major maintenance of concession assets	Ps.	752,307	Ps.	165,683	Ps.	(316,922)	Ps.	164,374	Ps.	436,694

a.Includes Ps.30,982 of unwinding of the discount to present value for the year ended December 31, 2013.

17.                     Retirement benefit plans

The liability for employees, which derives from the pension plan, seniority premiums and payments at the end of employment to employees upon retirement, are determined based on actuarial computations made by external actuaries, using the projected unit credit method. Seniority premiums consist of a single payment equal to 12 day’s salary for each year of service based on the employee’s most recent salary, but without exceeding twice the current minimum wage established by law.

During 2012, the pension plan was further modified, establishing an early retirement from age 60 for all employees with a least 10 years of service with the Company.

The Mexican plans normally, expose the Company to actuarial risks such as: interest rate risk, longevity risk and salary risk.

Interest risk

The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to high quality corporate bond yields. This rate is obtained from a company dedicated to providing updated prices for the valuation of financial instruments, as well as comprehensive calculation, reporting, analysis, and risks related to these prices, and that is regulated by the National Banking and Securities Commission. Selection of the discount rate considers the average period over which benefits would be payable the benefits and not the maturity of the bond, which means that the discount rate will depend on the expected flow of benefit payments from plan; a decrease in the bond interest rate will increase the plan liability.

Longevity risk

The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk

The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

There is no further retirement benefit plans for these employees

The most recent actuarial valuation of the defined benefit obligation were carried out at December 31, 2013 by Mercer, which employs actuaries certified by the Colegio Nacional de Actuarios de México. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	December 31,
	2013	2012	2011

Discount rate	7.50%	6.50%	7.75%
Expected rate of salary increase	5.5%	5.5%	5.5%
Average longevity at retirement age for current pensioners (years)	15	14	13
Inflation	4.0%	4.0%	4.0%

Amounts recognized in comprehensive income in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2013		2012		2011

Service cost:
Current service cost	Ps.	6,575	Ps.	5,310	Ps.	4,863
Net interest expense	4,338		3,891		3,338

Components of defined benefit costs recognized in profit or loss	10,913		9,201		8,201

Remeasurement on the net defined benefit liability:
Actuarial gains and losses arising from changes in financial assumptions	(3,985)		11,313		-
Actuarial gains and losses arising from experience adjustments	6,837		-		-

Components of defined benefit costs recognized in other comprehensive income	2,852		11,313		-

Total	Ps.	13,765	Ps.	20,514	Ps.	8,201

The current service cost and the net interest expense for 2013, 2012 and 2011 are included in the employee benefits expense in profit or loss and in other comprehensive income.

The remeasurement of the net defined benefit liability is included in other comprehensive income.

The amount included in the consolidated statement of financial position arising from the entity’s obligation in respect of its defined benefit plans is as follows:

	December 31,
	2013		2012

Present value of funded defined benefit obligation	Ps.	82,497	Ps.	70,321
Fair value of plan assets	-		-

Net liability arising from defined benefit obligation	Ps.	82,497	Ps.	70,321

Movements in the present value of the defined benefit obligation in the current year were as follows:

	Year ended December 31,
	2013		2012

Present value of defined benefit obligation as of January 1	Ps.	70,321	Ps.	52,896
Current service cost	6,575		5,310
Interest cost	4,338		3,891
Remeasurement (gains)/losses:
Transfers of employees	(106)		-
Actuarial gains and losses arising from changes in financial assumptions	(3,985)		11,313
Actuarial gains and losses arising from experience adjustments	6,837		-
Benefits paid	(1,483)		(3,089)

Present value of defined benefit obligation as of December 31	PS.	82,497	PS.	70,321

Significant actuarial assumptions for the determination of the defined obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

•                      If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by Ps.78,745 (increase by Ps.86,593).

•                      lf the expected salary growth increases (decreases) by 50 basis points, the defined benefit obligation would increase by Ps.86,252 (decrease by Ps.79,033).

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the statement of financial position.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

There has been no change in the process used by the Company to manage its risks from prior periods.

The average duration of the benefit obligation at December 31, 2013 is 12 years (2012:13 years).

18.                     Leases

Operating leases

Mainly related to leases entered into by the Company, which are based on the following:

As lessee

a.                             In October 2008, the Company acquired the shares of Consorcio Grupo Hotelero T2, S.A. de C.V.  As a result of this acquisition, the Company assumed the commitments established in the lease agreement signed with the Mexico City Airport for a period of 20 years, to construct, prepare and operate a hotel, and manage commercial areas at Terminal 2 of the Mexico City International Airport, establishing a minimum guaranteed income (MGI) of Ps.18,453 annually as rent, plus a royalty of the 18% of the hotel’s revenue. The MGI will be adjusted on an annual basis using the NCPI.

b.                             The Company entered into a lease agreement with HSBC, S.A. Multiple Banking Institution, Grupo Financiero HSBC, Trust Division (HSBC) for floor space at its corporate headquarters for a lease term of 66 months, starting from October 1, 2011. A monthly minimum rent of Ps.474 was established. The rent will be adjusted annually based on the NCPI with a 3% minimum increase.

Payments recognized as cost and expense:

	Year ended December 31,
	2013		2012		2011

Costs and leasing expenses	Ps.	39,343	Ps.	33,274	Ps.	29,728

As of December 31, 2013 and 2012, future minimum lease payments are as follows:

	December 31,
	2013		2012

Less than one year	Ps.	32,333	Ps.	30,034
Greater than 1 year and less than 5 years	88,635		116,818
Greater than 5 years	246,530		237,940

Total	Ps.	367,498	Ps.	384,792

As lessor

c.    Revenues from operating leases

Mainly related to leases entered into by the Company, which are based on monthly rental payments that generally increase each year based on the NCPI, and/or the greater of a guaranteed minimum monthly rent plus a percentage of monthly income of the tenant. At December 31, 2013 and 2012, the committed future rents are as follows:

	December 31,
	2013		2012

Less than one year	Ps.	345,808	Ps.	406,682
Greater than 1 year and less than 5 years	367,443		494,997
Greater than 5 years	129,624		97,762

Total	Ps.	842,875	Ps.	999,441

Minimum lease payments in the table above do not include contingent rentals, such as increases by NCPI or increases by a percentage of the monthly income of the lessee. Contingent rental income recorded for the years ended December 31, 2013, 2012 and 2011 were Ps.73,823, Ps.72,258 and Ps.67,838 , respectively.

Revenues from operating leases are disclosed in Note 27.

19.                     Income taxes

ISR- The rate was 30% for the years 2013 and 2012, and according with to the new 2014 ISR Law (Law 2014), will remain 30% for 2014 and thereafter.

IETU — Beginning in 2014, IETU was eliminated.  Therefore, through December 31, 2013 this tax was calculated on a tax base in which income and deductions, as well as certain tax credits, were determined, based in cash flows of each fiscal year. Consequently the Company cancelled deferred IETU, including any IETU tax credits that were previously available to offset IETU expense.  The elimination of deferred IETU resulted in the elimination of a deferred tax liability of approximately Ps. 337,317, contributing significantly to the net income tax benefit in 2013.

Until December 31, 2013, the current income tax was the greater between the income tax and the flat tax.

From 2008, the Asset Tax (IMPAC) Law was repealed, however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid, may be recovered, according to the terms of the law.

GACN began to consolidate its tax result as of fiscal year 2003, as established in the Mexican Income Tax Law (“LISR”) in effect in that year, within the tax results of EMICA.

In July 2013, EMICA carried out a public offering to small investors through Aeroinvest to sell part of its shareholding in GACN. Under the assumptions established in the LISR in effect in 2013, such transaction represented the reduction of its shareholding in GACN.  Consequently, EMICA had to remove GACN from its tax consolidation regime.

a.                            Consolidated statements of income and other comprehensive income:

	Year ended December 31,
	2013		2012		2011
Current:
ISR	Ps.	267,928	Ps.	245,885	Ps.	201,263
IETU	460		5,553		11,544
Recoverable tax on assets	(67,193)		-		-
Deferred	(336,071)		36,734		(30,737)

(Benefit) expense for income taxes	Ps.	(134,876)	Ps.	288,172	Ps.	182,070

b.                            As of December 31, 2013 and 2012, the main items comprising the balance of the deferred ISR asset and liability are:

	December 31,
	2013		2012
Liabilities:
Provisions, allowances and labor obligations	Ps.	79,543	Ps.	85,773
Investments in airport concessions, property and equipment	(420,873)		(570,682)
Tax loss carryforwards	70,704		109,795
Recoverable tax on assets	67,193		-
IETU credits	-		23,822

Total liabilities	Ps.	(203,433)	Ps.	(351,292)

Assets:
Provisions, allowances and labor obligations	207,391		127,930
Investments in airport concessions, property and equipment	(372,270)		(361,662)
Tax loss carryforwards	616,250		366,947
IETU credits	-		61,908

Total assets	Ps.	451,371	Ps.	195,123
Net deferred ISR asset (liability)	Ps.	247,938	Ps.	(156,169)

c.                             The changes in deferred tax during the year are as follows:

	December 31,
	2013		2012

Beginning deferred tax liability balance	Ps.	(156,169)	Ps.	(122,825)
Deferred ISR in results	336,071		(36,734)
Recoverable tax on assets	67,193		-
Income tax effects recognized in other comprehensive income	843		3,390

Ending deferred tax asset (liability) balance	Ps.	247,938	Ps.	(156,169)

d.                            The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

	Year ended December 31,
	2013	2012	2011

Statutory rate	30.00%	30.00%	30.00%
Add (deduct) effects of permanent differences, primarily, non-deductible expenses and inflationary effects for financial and tax purposes.	(8.50)	(4.28)	(5.74)
Effects of the 2014 fiscal reform, including changes in tax rates and elimination of IETU	(31.60)	-	-
Change in estimate of recoverable IMPAC	(6.30)	-	-
Change in unrecognized deferred income tax on assets	2.70	5.03	-
Others	1.10	(4.72)	(1.45)

Effective rate	(12.60)%	26.03%	22.81%

e.                             Each airport concession has received approval from the Secretaría de Hacienda y Crédito Público to carryforward their tax losses up to the earlier of the date of which such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession.  As of December 31, 2013 and 2012, there were unrecognized tax assets associated with the Company’s tax loss carryforwards for Ps. 75,377 and Ps. 289,814, respectively. As of December 31, 2013, the amounts and expiration dates of the tax losses restated for inflation, are as follows:

Year of	Tax loss
Origin	carryforwards

1999	Ps.	13,618
2000	111,336
2001	375,880
2002	515,712
2003	590,174
2004	517,205
2005	59,573
2006	86,725
2007	85,893
2008	42,371
2009	5,018
2010	476
2011	44,426
2012	56,499
2013	36,195

	Ps.	2,541,101

f.                    Total recoverable IMPAC as of December 31, 2013 amounts to $190,538, which can be recovered upon the satisfaction of certain conditions.  At December 31, 2013, the Company recognized a deferred income tax asset of $67,193, as it expects to comply with the conditions to recover that amount.

g.                   The balances of stockholders’ equity tax accounts at December 31, 2013 and 2012, are as follows:

	December 31,
	2013		2012

Contributed capital account	Ps.	5,763,501	Ps.	6,709,320
Net consolidated tax profit account	388,140		-

Total	Ps.	6,151,641	Ps.	6,709,320

20.                     Contingencies and commitments

As of December 31, 2013, the subsidiaries are involved in the following lawsuits which have yet to be resolved:

a.                  A lawsuit against the Airport of Ciudad Juárez, filed on November 15, 1995, seeking damages for a plot of land (204 ha) where the Ciudad Juárez International Airport is located, because it is considered that the land was incorrectly transferred to the Mexican Government. The plaintiff seeks payment of US$120 million because the land cannot be recovered due to its use as the site for an airport.

As part of the lawsuit, the claims of the plaintiff have been challenged by the Company based on the legitimacy of the ownership derived from the concession title granted by the SCT.

Furthermore, the SCT was called to appear to defend the interests of the Federal Government. As a result of the appearance by the SCT in 2011, it was determined that the lawsuit could be heard at the federal level. However, after the Federal Court denied that it was competent to hear the lawsuit, a conflict arose which has been resolved by the Circuit Court of Appeals, through a ruling issued on January 13, 2013 that the judge who must hear the lawsuit is at the state or local level, rather than federal.  The lawsuit is still under way at this time.

At the date of the financial statements the contingency remains in effect due to the continuing lawsuit because no final verdict has been issued to resolve such proceeding, and the SCT has already been called to appear. If the ruling goes against the Company, it believes that the economic effects of the lawsuit will be the obligation of the Federal Government, as established in the Concession Title and given that the title of the land is held with the Mexican Government and not with the Ciudad Juarez Airport, for which reason the Company has not recorded any provision in this regard.

b.                  In December 2011, the Local Tax Audit Administration of the Tax Administration Service (SAT) of Acapulco conducted a fresh on-site visit to the Acapulco Airport (ACA), after which it issued a new ruling and assessed an unpaid tax liability Ps.27,876 for the year 2006, as the base taxable profit for the distribution of profits and the application of 10% of the amount for profit sharing.  A motion for reconsideration was filed against this ruling, which confirmed the ruling challenged and assessed a new unpaid tax liability for income tax and additional government charges of Ps.15,946, as well as profit sharing of Ps.2,787. An action for annulment was filed against this latest ruling with the Federal Tax Court, which remains under way and no verdict has yet been issued.  The Company believes that ACA has sufficient elements to obtain a favorable outcome because the ruling challenged has no legal or factual basis to assess the liabilities challenged, for which reason the Company expects a favorable result for the Company.

c.                   On February 9, 2012 the Apodaca office of the Mexican Social Security Institute (IMSS) assessed an unpaid tax liability on the Monterrey Airport (MTY) for the period from January 1, 2007 to December 31, 2010, in the amount of Ps.28,300, alleging unpaid Social Security fees. MTY filed a motion for reconsideration against this unpaid liability with the IMSS, which in a ruling of May 23, 2012 confirmed the liability assessed against MTY. On August 20, 2012 MTY filed a proceeding for annulment against this ruling with the Federal Tax Court. This lawsuit has yet to be resolved and the settlement of the unpaid tax liability has been secured with the IMSS by providing collateral. The Company believes that MTY has sufficient elements to obtain a favorable verdict, because the ruling challenged has no legal or factual basis to assess the liabilities challenged.

d.                  At the Reynosa Airport (REX) an action for annulment was filed against the ruling on the motion for reconsideration, which confirmed the assessment of the unpaid tax liability for income tax of the year 2007 and additional government charges for Ps.1,217, together with employee profit sharing for Ps.195. The lawsuit has yet to be resolved and collateral has been granted for the unpaid tax liability with the SAT. The Company believes that REX has sufficient elements to obtain a favorable result because the ruling challenged has no legal or factual grounds to enable the authority to assess the liabilities challenged.

e.                   Real estate tax. This refers to different lawsuits and/or proceedings filed against different subsidiaries for nonpayment of the tax, in which the courts have ruled for the Company, based on the primary consideration that the respective real estate properties constitute publicly-owned assets and, therefore, are exempt from the payment of the tax; notwithstanding, at the date of this report, the following lawsuits are still in effect:

1.                            Reynosa Airport (REX) -There is an action for annulment challenging the demand for payment of Ps.117,654, without specifying the period of the debt. An action for annulment was filed against such demand, which has yet to be resolved.

In November 2011 and August 2012, the Municipality of Reynosa, Tamaulipas again demanded payment of the tax from REX for Ps.127,312 and Ps.1,119, respectively.  Actions for annulment were filed against this payment request, which have yet to be resolved.

2.                            Zihuatanejo Airport (ZIH) - In the month of October 2012, the Municipal Treasurer of Zihuatanejo de Azueta of the State of Guerrero, demanded the payment of Ps.2,178 from ZIH, to cover a debt for real estate tax, fines and enforcement expenses for the period from the second to the sixth bi-monthly periods of 2004 and from the first to the sixth bi-monthly periods of 2005.

An action for annulment was filed against this payment request with the Tax Court of the State of Guerrero. In October 2012 the Municipal Coordinator of Finances of Zihuatanejo de Azueta, Guerrero, assessed and again demanded from ZIH the payment of Ps.2,855 for real estate tax, surcharges and enforcement expenses, from the period from the first bi-monthly period of 2007 to the fifth bi-monthly period of 2012 as well as a fine for alleged nonpayment of the real estate tax from the first bi-monthly period of 2007 until the fifth bi-monthly period of 2012, for Ps.865, apart from Ps.57 for enforcement expenses. A new action for annulment was filed against this payment request with the Tax Court of the State of Guerrero.

As of the date of the financial statements, this contingency remains due to the fact that the trial is ongoing and pending resolution, and there is a precedent of an unfavorable ruling on April 17, 1997, when the Mexican Airport and Auxiliary Services Agency was managing the airport. The Company is hopeful that the court will change its criteria or that the applicable legislation will be modified, however a provision has been recognized for $1,269.

3.                            Ciudad Juárez Airport (CJS) - In May 2013, the Treasurer of the Municipality of Juárez, requested the payment of Ps.1,861from CJS, for a debt in which real estate tax is assessed for fiscal year 2013, presumably owed by CJS, and which consists of different debts for real estate tax derived from the third bi-monthly period of 1998, and fiscal years 1999 through 2012. A lawsuit was filed to challenge the payment request and as yet no final verdict has been issued.

f.                    Purchase and sale of land- Ordinary civil lawsuit filed against the Monterrey Airport (MTY) (as purchaser), DIAV, S. A. de C. V. (as vendor) and officials engaged in land purchase and sale transaction, in which a third party claims to be the owner of part of the real estate acquired by MTY. The compensation claimed derives from a comprehensive lawsuit of ownership and alleges the legal nonexistence of purchase and sale documents, and claims the real estate property which it presumably owns, and the nonexistence of the public instruments for the purchase and sale of real property, the legal and physical restoration of the land demanded, together with any appropriate improvements and rights.

The contingency is not quantified in the lawsuit. At the date of the financial statements, the contingency remains in effect because no final ruling has been issued in the lawsuit, in which the company that sold the land has already appeared to give evidence. The Company does not believe that an unfavorable outcome is probable.  Additionally, if the court rules against MTY, the Company believes that the economic effect of the lawsuit will be the obligation of the company that sold the land (DIAV, S.A. de C.V.), for which reason MTY has not recorded any provision in this regard.

g.                   Amparo lawsuits related to the requests for municipal licenses:

Torreón

As a result of an inspection order executed on July 16, 2012 and the request for municipal licenses for businesses (lessees) of the Airport, and to obtain the operating license of commercial premises and commercial licenses with the authorities of the municipality of Torreón, the municipal authority ordered and carried out the closing down of the commercial premises at the Airport located in the concourse and promotional advertisements inside and outside, but did not at the same time make such request for licenses to the airport as the holder of the airport concession.

The airport filed an amparo lawsuit against these acts, challenging the illegal nature of the closure and the request for the licenses, and obtained the definitive suspension of the lawsuit so that the closure seals were removed and the commercial operation of the airport could continue. In December 2013 a ruling was issued in the lawsuit, granting court relief to the airport at the federal level, and instructing the authorities to invalidate the municipal proceedings because they have no powers to demand licenses inasmuch as the airport is an exclusively federal facility. The authorities challenged the federal verdict and the lawsuit is still being heard by the Appeals Court.

Monterrey

On November 19, 2013, the Apodaca municipality executed the inspection order and closed the commercial premises located in the Monterrey Airport (Strip mall, gas station and industrial park) because they did not have multiple licenses for ground use and/or construction and/or building.

An amparo lawsuit was filed against these acts challenging the closing down and unconstitutionality of the municipal rules applied; the lawsuit was admitted and the court granted a provisional suspension so that the municipal authorities could remove the closure seals and enable the businesses to continue operations.

Furthermore, the municipality notified the airport in a different official ruling that «after a detailed analysis of the acts challenged, it had detected flaws in them», for which reason it invalidated the closure actions.

Even though the municipality invalidated the closure actions and the official notices ordering such closure, it is not barred from enforcing them again. If there is a new official request from the municipality, the lawsuit filed will be expanded and the issue of unconstitutionality will be considered in the lawsuit under way.

Company counsel believes that proceedings hat remain in process will be resolved favorably for the Company without any adverse economic impact to the financial position of the Company.

21.                    Risk management

a.                  Significant accounting policies

The details of the significant accounting policies and adopted methods (including recognition, valuation and basis of recognition of related income and expenses) for each class of financial asset, financial liability and equity instrument is disclosed in Note 4.

b.                  Categories of financial instruments and risk management policies

The main categories of financial instruments are:

		December 31,
		2013		2012
Financial assets	Classification of risk

Cash and cash equivalents	Credit and interest rate	Ps.	1,534,006	Ps.	1,152,433
Customers	Credit	304,769		287,808
Other receivables	Credit	126,764		53,227

		December 31,
Financial liabilities	Classification of risk	2013		2012

Short-term debt	Interest rate and Liquidity	Ps.	99,421	Ps.	550,000
Long-term debt	Interest rate and Liquidity	3,004,114		1,538,209
Trade accounts payable	Liquidity	226,184		163,303
Accrued expenses	Liquidity	219,012		185,954
Accounts payable to related parties	Liquidity	107,440		138,979

Based on the nature of its activities, the Company is exposed to different financial risks, mainly as a result of its ordinary business activities and its debt contracts entered into to finance its operating activities. The Company’s corporate treasury department provides services to the operating units to coordinate the entry into domestic and international markets and monitors and manages the financial risks relating to the operations of the Company. These risks includes market risk (interest rate risk and foreign currency risk), credit risk and liquidity risk.

Periodically, the Company’s management assesses risk exposure and reviews the alternatives for managing those risks, supervising and managing the financial risks through internal risk reports which analyze exposures by degree and magnitude of risks. The Board of Directors sets and monitors policies and procedures to measure and manage the risks to which the Company is exposed, which are described below.

c.                             Market risk

Interest rate risk management – This risk principally stems from changes in the future cash flows of debt entered into at variable interest rates (or with short-term maturity and presumable renewal) as a result of fluctuations in the market interest rates. The purpose of managing this risk is to lessen the impact in the cost of the debt due to fluctuations in such interest rates.

The risk is also managed by the Company through maintaining an appropriate combination of fixed rate loans and variable rate loans. As of December 31, 2013, the Company had an approximate Ps.3,013,563 in outstanding debt, of which 50% has a fixed interest rate and 50% a variable interest rate.

The contracted credit lines have interest payments at a variable rate, which exposes the Company to interest rate risk as a result of fluctuations in market interest rates. The risk exposure is mainly caused by the variations that could occur in the 28-day TIIE rate and the 3-month Libor rate.

The Company manages this risk monitoring constantly the changes of such interest rates. In recent years, the 28-day TIIE and 3-month LIBOR have decreased. The 28-day TIIE was at its historical low in November 2013 (3.7765%) while the 3-month LIBOR was at its historic low in November 2013 (0.2359%). Therefore, the Company has not entered into hedging instruments to hedge the risk of a rise in such interest rates. In the future, if the behavior of the referenced rates established in its debt instruments changes and trends upwards, the Company may decide to enter into hedging instruments.

Analysis of interest-rate sensitivity– The following sensitivity analyses are based on the assumption of an adverse change in basis points, in the amounts indicated, applicable to each category of variable rate financial liability. These sensitivity analyses cover all the debt of the Company. The Company determines its sensitivity analyses by applying the hypothetical interest rate to its outstanding debt.

As of December 31, 2013, 2012 and 2011, the Company maintained a long-term debt balance of Ps.3,013,563, Ps. 1,543,317 and Ps. 1,557,125, respectively, which generated interest expense at a variable rate (see Notes 14 and 15 which discloses the outstanding balances, contractual interest rates and maturities of the Company’s financial instruments). The accrued interest at the end of 2013, 2012 and 2011 for this debt was Ps. 143,836,  Ps. 95,184 and Ps. 93,735, respectively.

If the 28-day TIIE and 3-month LIBOR would have increased by 10%, accrued interest expense would have been Ps. 158,220, Ps. 104,702 and Ps. 101,374 in 2013, 2012 and 2011, respectively.  The increase was determined for the long term debt in U.S. dollars using the exchange rate for each year. (Ps 13.0652 for 2013, Ps.12.8609 for 2012 and Ps. 13.9922 for 2011).

Foreign exchange risk management – The Company performs transactions denominated in foreign currency; consequently, it is exposed to exchange rate risks, which are managed within the parameters of established and approved policies. The main risk related to the exchange rate involves changes in the value of the Mexican peso against the U.S. dollar.

An appreciation of the Mexican peso against the U.S. dollar would reduce the dollar-denominated revenues and the Company’s obligations under dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Company’s dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

A severe devaluation or appreciation of the Mexican peso could also result in an interruption in the international currency markets and could limit the ability to transfer or convert pesos to U.S. dollars and other currencies in order to make timely payments of interest and principal on the related obligations expressed in U.S. dollars or in other currencies.

Historically, a significant portion of the revenues generated by our airports (mainly derived from TUA charged to international passengers) are denominated in dollars or linked to dollars, although such revenues are collected in pesos based on the average exchange rate of the previous month. The 13.41%, 14.04% and 11.5% of consolidated revenues (excluding construction services revenues) of the Company were from TUA of international passengers in 2013, 2012 and 2011, respectively. Substantially all other revenues of the Company are denominated in pesos. Based on an appreciation of 10% of the peso against the dollar, the Company believes that its revenues would have decreased by $41,282, $ 39,595 and $ 32,169 in 2013, 2012 and 2011, respectively.

Foreign currency sensitivity analysis -   The following sensitivity analyses are based on an instantaneous and unfavorable change in exchange rates which affect the foreign currencies in which the Company’s debt is expressed. These sensitivity analyses cover all the assets and liabilities denominated in foreign currency. Sensitivity is determined by applying a hypothetical exchange rate change to those items, including the outstanding debt expressed in foreign currency.

Based on an unfavorable change of 10% of the peso against the dollar, the Company estimates that at December 31, 2013 and 2012 the value of its receivables and debt for $18,605 and $19,629 thousands of U.S. dollars, would have resulted in an estimated exchange loss of approximately $3,807 and $4,016, respectively.

The carrying values of monetary assets and liabilities denominated in foreign currency at the end of the reporting period are as follows (amounts in thousands):

	Liabilities		Assets
	December 31,		December 31,
Currency	2013	2012	2013	2012

U.S. dollars	(22,709)	(23,221)	4,104	3,592

The transactions in thousands of U.S. dollars for the years ended, December 31, 2013 and 2012, were as follows:

	Year ended December 31,
	2013		2012

Technical assistance	US$	5,101	US$	5,935
Insurance	2,199		1,478
Purchase of machinery and maintenance	5,398		5,678
Professional services, fees and subscriptions	2,614		153
Others	3,503		3,260

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31, 2013		December 31, 2012
	FIX		Buy		Sell
US dollar exchange rate
Interbank	Ps.	13.0652	Ps.	12.8409	Ps.	12.8609

As of April 24, 2014, the issuance date of financial statements, the interbank FIX rate was Ps.13.1010.

d.                            Credit Risk

Credit risk management – Credit risk refers to the risk whereby one of the parties default on its contractual obligations, thereby generating a financial loss for the Company. The objective of this risk management is to reduce its impact by reviewing the solvency of the Company’s potential customers. The creditworthiness of uncollected amounts is periodically evaluated estimates of recoverable amounts are reviewed, resulting in reserves for those amounts whose recover is considered doubtful, with corresponding entries to the statements of income and other comprehensive income in the period of review. The credit risk has historically been very limited.

The Company’s maximum credit risk exposure is presented in the amounts included in the table in subsection b) as well as within the past due but not impaired analysis of accounts receivable, included in Note 7.

The Company only does transactions with solvent parties and with those that have the best possible risk rating. The Company’s credit exposure is reviewed and approved by senior management committees. The credit risk derived from cash and cash equivalents is limited because counterparties are banks with high credit ratings assigned by credit bureaus. The financial instruments which potentially expose the Company to credit risks are primarily composed by customers and other receivables.

The customers balance is primarily comprised of TUA collected by airlines for each passenger traveling using air terminals and subsequently delivered to the Company. The Company has established three credit options 30, 45 and 60 days. These days are granted depending on the guarantee that the customer can provide. In case of default, customers will be subject to penalty interests and/or a legal collection process. For both credit customers and cash customers, there are established guarantees, which may include the following: Trust, deposit, letter of credit, liquid credit, mortgage and collateral.

As of December 31, 2013 and 2012, the Company had Ps.185,152 and Ps.190,004 as an allowance for doubtful accounts related with accounts receivables from customers. The failure of not recovering the money from this type of claim would not have a material adverse impact on the liquidity and financial condition of the Company.

The Company considers that the other receivables do not cause significant concentrations of credit risk.

e.                             Liquidity risk

Liquidity risk management – This risk is generated by temporary differences between the funding required by the Company to fulfill business investment commitments, debt maturities, current asset requirements, etc., and the origin of funds generated by the regular activities of the Company and different types of bank financing. Also, different economic or industry factors, such as financial crises or suspension of operations of any airline could affect the cash flow of the Company. The objective of the Company in the management of this risk is to maintain a balance between the flexibility, period and conditions of credit facilities contracted to manage short, medium and long-term funding requirements. In this regard, the Company’s use of project financing and debt with limited resources described in Note 15 and the short-term financing of current assets are significant. The Executive Committee of the Company is ultimately responsible for liquidity management. This Committee has established appropriate liquidity management guidelines. The Company manages its liquidity risk by maintaining reserves, financial facilities and adequate loans, while constantly monitoring projected and actual cash flows and reconciling the maturity profiles of financial assets and liabilities. Additionally, as mentioned in Note 14, the Company has available credit lines for working capital.

The following table shows the remaining contractual maturities of the Company’s financial liabilities. This table has been prepared based on the projected non-discounted cash flows of financial liabilities at the date on which the Company must make payments. The table includes projected interest cash flows such as disbursements required for the financial debt included in the consolidated statement of financial position. As interest is accrued at variable rates, the non-discounted amount is derived from interest rate curves at the end of the reporting period. Contractual maturity is based on the earliest date when the Company must make the respective payment.

As of December 31, 2013	2014		2015-2017		2018-2020		After 2021		Total

Short-term debt	Ps.	99,421	Ps.	-	Ps.		Ps.	-	Ps.	99,421
Long-term debt	33,588		1,394,560		76,536		1,508,879		3,013,563
Interest (1)	163,291		424,250		302,970		216,603		1,107,114
Trade accounts payable	226,184		-		-		-		226,184
Accrued expenses	219,012		-		-		-		219,012
Accounts payable with related parties	107,440		-		-		-		107,440

Total	Ps.	848,936	Ps.	1,818,810	Ps.	379,506	Ps.	1,725,482	Ps.	4,772,734

(1)  Projected interest was based on TIIE and LIBOR and assuming an exchange rate of Ps.13.0652 per U.S.$1.00.

The amounts forming part of the debt contracted with credit institutions include fixed and variable rate instruments. Variable-rate financial liabilities are subject to change when variable interest rates differ from the estimated interest rates determined at the end of the reporting period.

The Company expects to meet its obligations under its liabilities with its operational cash flows and resources received from the maturity of its financial assets. Additionally, the Company has access to lines of credit with certain financial institutions.

f.                               Financial instruments at fair value

This note provides information about how the Company determines fair values of various financial assets and financial liabilities.

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	December 31,
	2013
Financial liabilities:	Carrying amount		Fair value

Long-term bank loans	Ps.	3,013,563	Ps.	3,068,455

	Hierarchy of fair value at December 31, 2013
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term bank loans	Ps.	-	Ps.	3,068,455	Ps.	-	Ps.	3,068,455

The fair values of the financial assets and financial liabilities included in the level 2cateogory above have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the credit risk of counterparties.

22.                     Stockholders’ equity

a.                            Equity risk management

The objectives of the Company with respect to management of equity risk is to maintain an optimum financial-net worth structure, to reduce capital costs and safeguard its capacity to continue its operations with solid indebtedness ratios.

The Company is not subject to any externally imposed requirements for managing capital.

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

Increases in cash flows and optimize financial position.

Revenue growth – For this purpose, the Company monitors indicators associated with aeronautical and non-aeronautical revenues. On a monthly basis, the Company’s management provides quarterly updates to the Strategic Planning Committee to EMICA, who provide oversight and review compliance with this objective.

The Strategic Planning Committee assesses and reviews these objectives on a quarterly basis. As part of the review, this Committee considers the cost of capital and risks associated with the Company’s strategic objectives.

b.                            As of December 31, 2013 and 2012, the total number of Class I approved shares was 400,000,000, of which 58,800,000, correspond to Series “BB” and 341,200,000 to Series “B”.

c.                             Subscribed and paid-in capital stock at December 31, 2013 and 2012, is comprised of ordinary, nominal shares, composed as follows:

	December 31, 2013
	Number of Shares	Capital Stock

Fixed Capital:
Series B, Class I	341,200,000	Ps	. 2,311,094
Series BB, Class I	58,800,000		397,352
Stock in treasury	(1,440,783)		(9,755)

	398,559,217	Ps.	2,698,691

	December 31, 2012
	Number of Shares	Capital Stock

Fixed Capital:
Series B, Class I	341,200,000	Ps.	3,337,328
Series BB, Class I	58,800,000		571,119
Stock in treasury	(872,473)		(11,279)

	399,127,527	Ps.	3,897,168

d.                            At the Ordinary Shareholders’ Meeting held on April 16, 2013 and April 18, 2012, the approval of the results for the years ended December 31, 2012 and 2011 was approved, respectively.

e.                             As of December 31, 2013, the Company has in treasury, repurchased shares in the amount of Ps.92,950. Such amount is equivalent to 1,440,783 common shares, which reduce the capital stock and the share repurchase reserve by Ps. 9,755 and Ps. 83,195, respectively. The weighted average outstanding shares is impacted according to the dates in which the Company’s shares were repurchased. As of December 31, 2013, the market price per share of the Company was Ps.43.75.

f.                              On April 16, 2013, at an Extraordinary General Meeting of Shareholders, the shareholders approved a capital reduction by reimbursement to its shareholders, in cash, for $1,200,000, without affecting total authorized capital, pursuant to a reimbursement of Ps.3.00 per share. In addition was approved a decrease to the repurchase reserve of Ps.4,774.

g.                             At the Ordinary Shareholders’ Meeting held on April 16, 2013, the shareholders approved an increase in the reserve fund for the purchase of Company shares up to Ps.400,000, authorizing the availability to repurchase shares of the Company up to that maximum amount.

h.                            During 2013 and 2012, the Company repurchased and resold, respectively 568,310 and 278,827 of its own shares respectively, with a value of Ps.24,608 and Ps.7,227 (nominal value), respectively.

i.                                Pursuant to a resolution of the Extraordinary General Shareholders’ Meeting on April 18, 2012, the Company’s minimum fixed common stock was reduced by Ps.500,000, without reducing the number of shares of the authorized common stock, through the reimbursement thereof to the shareholders in the amount of Ps.1.25 per share.

j.                               Pursuant to a resolution of the Ordinary General Shareholders’ Meeting on April 18, 2012, an increase in the legal reserve of Ps.19,769 was approved and an increase in the share repurchase reserve of Ps.2,714 was approved.

k.                            Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved.  The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2013 and 2012, the legal reserve, was Ps.204,476 and Ps.184,901.

l.                                Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed.  Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

23.                     Accumulated other comprehensive income

Accumulated other comprehensive income is as follows:

	Labor obligations
	Amount		Taxes		Total
Balance January 1, 2012	Ps.	-	Ps.	-	Ps.	-
Movements of the year	(11,313)		3,390		(7,923)
Balance December 31, 2012	(11,313)		3,390		(7,923)
Movements of the year	(2,851)		843		(2,008)

Balance December 31, 2013	Ps.	(14,164)	Ps.	4,233	Ps.	(9,931)

Other comprehensive income is comprised of the effects of labor obligations.

24.                     Other income

Other expense (income), net, consists of the following:

	Year ended December 31,
	2013		2012		2011

(Gain) loss on sale of equipment	Ps.	(30,967)	Ps.	1,311	Ps.	(161)
Loss from damage to improvements to concessioned assets and equipment	44,172		-		-
Insurance recovery	(51,561)		-		-
Other	(11,426)		(11,235)		(590)

	Ps.	(49,782)	Ps.	(9,924)	Ps.	(751)

25.                     Related party balances and transactions

a.                            The accounts payable with related parties are as follows::

	December 31,
	2013		2012

Empresas ICA, S. A. B. de C. V. (EMICA) (1)	Ps.	32,488	Ps.	51,387
Servicios de Tecnología Aeroportuaria, S. A. de C. V. (SETA) (1)	38,181		45,547
Nacional Hispana Hoteles, S. de R. L. de C. V. (2)	26,891		29,340
ICA Ingeniería S.A. de C.V. (2)	1,340		-
Ingenieros Civiles Asociados, S. A. de C. V. (“ICASA”) (2)	8,540		12,705

Total	Ps.	107,440	Ps.	138,979

(1)   Holding company

(2)   Affiliated company

b.                            Transactions with related parties, carried out in the ordinary course of business, were as follows:

Year ended December 31,
2013	2012	2011

Capital investments - transport equipment	Ps.	-	Ps.	6,867	Ps.	-
Expenses:
Payments for technical assistance and travel expenses	66,643	67,365	55,150
Maintenance of transport equipment	-	3,416	-
Major maintenance and improvements on concessioned assets:
Platform	5,416	22,375	9,373
Runway	64,500	67,043	36,537
Improvements on concession assets:
Terminal B	-	-	14,049

For the years ended December 31, 2013, 2012, and 2011, the aggregate compensation of the directors and executive officers paid or accrued for services in all capacities, was approximately Ps.14, 197, Ps.13,803 and Ps. 13,209, respectively.  Also, was paid from January to April 2013 Ps.44, from May to December 2013 Ps.50, net of taxes, for each Board of Directors meeting or corporate practices committee, finance and sustainability meeting or audit committee meeting they attended during those years. Additionally, the Company paid Ps.764, Ps. 660 and Ps.520 of emoluments, net of taxes, to president of the Board of Directors for the year ended December, 31, 2013, 2012 and 2011, respectively

Employee benefits — Benefits granted to key management personnel of the Company were direct short-term benefits of Ps.64,984, Ps. 53,796 and Ps. 61,086 for the years ended December 31, 2013, 2012 and 2011, respectively.

Technical Assistance — In 2000, the Company entered into a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years from the agreement date. Currently, the Company is required to pay the greater of the fixed $3,000 component or 5% of EBITDA (as defined in the contract) annually for such services. Beginning in 2007, the fixed $3,000 component is updated according to the consumer price index of the United States of America. In 2012, 2011 and 2010, 5% of consolidated EBITDA was greater than that of the fixed $3,000 component.

As of December 31, 2013, SETA’s shareholders were Aeroinvest with 74.5% and Aéroports de Paris Management, S. A. (ADP) with 25.5%. Pursuant to the Company’s bylaws, SETA (as holder of the Company’s Series “BB” shares) has the ability to appoint and remove the Company’s Chief Financial Officer, Chief Operating Officer and Commercial Director, the right to elect three members of the Company’s board of directors, and the right to veto certain actions requiring approval of the Company’s shareholders (including the payment of dividends and the right to appoint certain members of senior management). In the event of the termination of the technical assistance agreement, the Series “BB” shares will be converted into Series “B” shares resulting in the termination of these rights. If at any time, prior to June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, it would lose its veto rights. If at any time after June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, such shares must be converted into Series “B” shares, which would cause SETA to lose all of its special rights. So long as SETA retains at least 7.65% of the Company’s capital stock in form of Series “BB” shares, all its special rights will remain in force.

Pursuant to the Company’s bylaws, the technical assistance agreement and the participation agreement, SETA may not transfer more than 51% of its Series “BB” shares until after June 14, 2008. After such date, SETA is entitled to transfer up to one eighth of such 51% during each year thereafter. As of December 31, 2013, SETA has not transferred any of its representative Series “BB” shares.

26.                     Business segment data

Information reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance focuses on the types of goods or services delivered or provided. As a result, the Company’s reportable segments under IFRS present its individual airports, its hotel and the information of the holding company and its services companies have been combined and disclosed in the ‘other segments’ column as they have similar economic characteristics and are similar in respect of the nature of the services they provide. The segment reporting is presented considering internal reports on the business units of the Company, which are reviewed regularly by management for decision-making in the operating area in order to allocate resources to segments and assessing their performance.

December 31, 2013	Aeronautical revenues		Non- aeronautical revenues		Construction services revenues		Depreciation and amortization		Major maintenance provision			Allowance for doubtful accounts	Operating income		Interest expense		Interest income		Income tax		Assets per segment		Liabilities per segment		Capital investments		Investments in airport concessions

Metropolitan
Monterrey	Ps.	1,046,621	Ps.	320,774	Ps.	74,722	Ps.	71,513	Ps.	56,249		$(2,947)	Ps.	222,754	Ps.	(26,627)	Ps.	2,252	Ps.	(28,997)	Ps.	4,362,342	Ps.	882,689	Ps.	85,737	Ps.	2,495,346
Tourist
Acapulco	108,420		20,266		43,861		14,845		17,499			(353)	28,878		(2,344)		16,562		(95,375)		956,133		104,489		50,246		494,885
Mazatlán	136,063		34,719		14,173		11,258		22,044			(5)	28,585		(3,780)		22,712		4,683		864,654		108,999		15,779		403,943
Zihuatanejo	91,203		17,843		24,348		13,346		10,017			123	23,622		(3,217)		1,242		8,208		556,021		96,789		27,561		449,643
Regional
Chihuahua	148,028		30,461		9,127		10,190		11,419			111	28,517		(4,346)		9,940		(26,729)		601,640		103,732		22,099		343,191
Culiacán	211,588		32,504		18,294		12,600		31,523			(765)	39,792		(5,977)		802		4,153		624,349		138,530		20,833		445,943
Durango	44,341		7,144		23,149		4,092		7,383			(8)	7,770		(1,841)		272		(68,644)		251,282		53,495		23,959		153,739
San Luis Potosí	65,573		14,541		73,874		3,698		35,637			124	12,834		(2,202)		722		(29,413)		265,407		120,636		84,355		186,489
Tampico	108,330		15,504		6,116		5,518		19,496			73	21,896		(4,248)		659		(22,256)		260,445		60,047		7,006		182,659
Torreón	87,321		14,114		11,887		7,267		17,060			139	12,624		(3,459)		2,432		(48,376)		367,317		79,358		14,717		253,468
Zacatecas	51,282		7,139		26,264		5,146		7,099			(103)	9,890		(2,927)		367		(21,773)		240,132		72,641		26,545		189,264
Border
Ciudad Juárez	112,707		22,460		9,078		8,212		17,275			(19)	22,751		(3,882)		2,002		(39,673)		424,192		70,539		11,548		328,981
Reynosa	69,919		9,425		17,795		4,526		10,466			(2)	13,164		(6,304)		222		31,781		206,816		97,955		18,297		164,495
Hotel services	-		176,510		-		20,219		-			(95)	52,490		30,121		(1,898)		4,859		358,728		254,156		13,408
Others	-		2,113,785		-		8,796		-			-	638,340		(211,658)		115,010		187,164		6,699,637		3,854,907		22,381		-

Total	2,281,396		2,837,189		352,688		201,226		263,167			(3,727)	1,163,907		(252,691)		173,298		(140,388)		17,039,095		6,098,962		444,471		6,092,046
Eliminations	(12,527)		(2,040,688)		-		-		-			-	45,488		43,332		(100,648)		5,512		(6,027,642)		(1,484,903)		-		-

Consolidated	Ps.	2,268,869	Ps.	796,501	Ps.	352,688	Ps.	201,226	Ps.	263,167	Ps.	(3,727)	Ps.	1,209,395	Ps.	(209,359)	Ps.	72,650	Ps.	(134,876)	Ps.	11,011,453	Ps.	4,614,059	Ps.	444,471	Ps.	6,092,046

December 31, 2012	Aeronautical revenues		Non- aeronautical revenues		Construction services revenues		Depreciation and amortization		Major maintenance provision			Allowance for doubtful accounts	Operating income		Interest expense		Interest income		Income tax		Assets per segment		Liabilities per segment		Capital investments		Investments in airport concessions

Metropolitan
Monterrey	Ps.	989,976	Ps.	292,169	Ps.	72,331	Ps.	65,864	Ps.	55,770	Ps.	(2,973)	Ps.	206,142	Ps.	(32,954)	Ps.	2,316	Ps.	39,544	Ps.	4,370,457	Ps.	1,117,432	Ps.	96,724	Ps.	2,487,001
Tourist
Acapulco	99,498		18,725		19,665		13,909		10,288			124	20,310		(781)		18,771		7,507		844,507		130,801		23,875		509,381
Mazatlán	122,061		34,900		11,940		10,903		6,583			(347)	25,130		(806)		23,551		5,046		810,580		97,245		13,657		400,357
Zihuatanejo	89,602		17,401		15,708		11,909		6,360			(136)	16,154		(960)		974		1,692		534,879		88,741		26,488		437,975
Regional
Chihuahua	139,127		27,259		26,654		9,183		14,424			(290)	26,427		(569)		10,904		7,902		564,291		126,495		30,479		343,202
Culiacán	194,285		26,605		66,093		10,608		7,561			(1,655)	35,539		(1,985)		522		5,567		601,005		145,561		69,615		439,365
Durango	45,051		6,723		1,015		3,966		7,152			(164)	8,481		(873)		177		(4,727)		161,874		38,934		1,673		134,178
San Luis Potosí	63,281		13,836		9,355		3,208		7,419			(71)	12,447		(54)		1,861		3,178		162,740		58,743		10,885		115,559
Tampico	105,275		14,938		8,028		5,172		9,914			(81)	19,068		(1,282)		291		(3,206)		235,147		75,141		9,772		181,357
Torreón	77,305		13,259		10,231		6,933		13,919			(507)	15,283		(78)		582		(1,456)		299,076		71,145		10,912		248,792
Zacatecas	51,177		6,713		21,343		4,467		5,929			(16)	9,509		(2,016)		128		8,570		194,505		56,036		22,251		167,534
Border
Ciudad Juárez	110,444		20,563		27,785		8,222		12,701			(393)	20,756		(344)		1,665		2,737		380,090		86,313		28,395		327,816
Reynosa	53,719		8,143		31,570		3,671		6,188			(180)	9,888		(855)		108		2,196		221,262		87,711		33,778		150,472
Hotel services	-		158,477		-		20,334		-			-	39,218		(25,638)		889		4,389		378,573		293,179		-		-
Others	-		2,123,202		-		8,454		-			-	715,569		(146,279)		76,653		209,233		6,637,073		2,920,377		13,626		-

Total	2,140,801		2,782,913		321,718		186,803		164,208			(6,689)	1,179,921		(215,474)		139,392		288,172		16,396,059		5,393,854		392,130		5,942,989
Eliminations	(10,138)		(2,093,956)		-		-		-			-	(19,747)		111,628		(111,628)		-		(6,385,649)		(1,799,400)		-		-

Consolidated	Ps.	2,130,663	Ps.	688,957	Ps.	321,718	Ps.	186,803	Ps.	164,208	Ps.	(6,689)	Ps.	1,160,174	Ps.	(103,846)	Ps.	27,764	Ps.	288,172	Ps.	10,010,410	Ps.	3,594,454	Ps.	392,130	Ps.	5,942,989

December 31, 2011	Aeronautical revenues		Non- aeronautical revenues		Construction services revenues		Depreciation and amortization		Major maintenance provision		Allowance for doubtful accounts		Operating income		Interest expense		Interest income		Income tax		Assets per segment		Liabilities per segment		Capital investments		Investments in airport concessions

Metropolitan
Monterrey	Ps.	843,773	Ps.	250,719	Ps.	184,574	Ps.	58,109	Ps.	29,365	Ps.	5,852	Ps.	108,933	Ps.	(41,457)	Ps.	3,402	Ps.	75,255	Ps.	4,412,219	Ps.	1,297,117	Ps.	199,013	Ps.	2,478,536
Tourist
Acapulco	103,695		21,986		4,853		12,453		26,307		1,811		(789)		(58)		17,328		(53)		810,487		131,723		6,296		502,710
Mazatlán	122,733		36,440		12,002		9,450		20,224		96		6,609		(434)		21,796		(20,726)		764,280		97,155		12,916		398,639
Zihuatanejo	77,611		17,537		75,096		9,265		(9,270)		34		26,139		(1,136)		2,222		(8,464)		536,364		110,471		75,489		432,718
Regional
Chihuahua	122,508		24,910		19,101		7,640		14,889		(7)		8,444		(636)		10,297		9,481		516,019		109,464		21,807		324,966
Culiacán	168,427		23,614		12,156		9,319		44,969		(169)		(8,208)		(1,178)		1,315		(19,236)		570,812		147,299		13,504		383,234
Durango	38,390		6,046		1,723		3,306		11,353		(6)		(1,218)		(51)		961		(8,786)		159,982		50,203		2,100		136,707
San Luis Potosí	51,845		12,018		1,179		2,818		24,256		1,466		(2,372)		(57)		1,425		(248)		151,649		58,654		1,635		109,024
Tampico	92,958		12,587		5,510		4,374		25,829		381		(213)		(75)		1,246		210		226,735		88,694		6,954		177,987
Torreón	65,984		11,471		-		6,250		(18,536)		31		33,775		(44)		909		8,021		274,806		63,966		1,100		244,933
Zacatecas	44,698		6,528		2,324		4,106		(12,243)		5		24,822		(331)		647		2,713		194,964		55,402		3,191		150,162
Border
Ciudad Juárez	101,423		18,345		9,771		7,982		(4,737)		685		34,634		(263)		1,618		(3,793)		368,461		94,919		9,768		307,996
Reynosa	36,132		6,601		2,571		2,911		13,277		161		573		(48)		618		(37,505)		182,619		56,672		3,556		122,074
Hotel services	-		142,098		-		20,344		-		562		32,571		(32,408)		739		(1,097)		385,979		310,003		89		-
Others	-		1,970,958		3		6,761		-		3		655,568		(124,310)		55,611		186,298		6,200,222		2,413,106		27,614		2

Total	1,870,177		2,561,858		330,863		165,088		165,683		10,905		919,268		(202,486)		120,134		182,070		15,755,598		5,084,848		385,032		5,769,688
Eliminations	-		(1,973,187)		-		-		-		-		-		104,055		(104,055)		-		(6,460,444)		(1,874,195)		-		-

Consolidated	Ps.	1,870,177	Ps.	588,671	Ps.	330,863	Ps.	165,088	Ps.	165,683	Ps.	10,905	Ps.	919,268	Ps.	(98,431)	Ps.	16,079	Ps.	182,070	Ps.	9,295,154	Ps.	3,210,653	Ps.	385,032	Ps.	5,769,688

27.                     Revenues

According to the General Law on Airports and its regulations, Company revenues are classified as aeronautical services and non-aeronautical services.

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

Under the General Law on Airports and its regulations, revenues generated from the operation of parking lots are considered aeronautical revenues, as they are regulated but not under the maximum tariff; however, for purposes of these financial statements, such revenues are classified as non-aeronautical, as the definition of aeronautical revenues used by the Company in the accompanying consolidated financial statements are solely those revenues regulated by the maximum tariff.

Following is a detail of the composition of revenues of the Company, using the classification established by the General Law on Airports and its related regulations, with the exception of non-aeronautical revenues as mentioned in the preceding paragraph:

	Year ended December 31,
	2013		2012		2011
Aeronautical services:
Domestic TUA	Ps.	1,441,037	Ps.	1,355,923	Ps.	1,195,059
International TUA	412,817		395,947		321,690
Landing charges	116,082		109,045		101,330
Aircraft parking charges on embarking and disembarking	73,293		71,131		61,051
Aircraft parking charges on extended stay or overnight	24,704		23,974		19,620
Domestic and international passenger and carry-on baggage check	27,123		24,795		21,817
Aerocars and jetways	25,845		24,378		21,157
Complementary: Real estate airport services, access rights to other operators and complimentary services (3)	147,968		125,470		128,453

Total revenues from aeronautical services (1)	Ps.	2,268,869	Ps.	2,130,663	Ps.	1,870,177

	Year ended December 31,
	2013		2012		2011
Non-aeronautical services:
Commercial activities
Car parking charges	Ps.	128,012	Ps.	124,300	Ps.	113,428
Advertising (2, 3)	80,185		82,494		75,403
Retail operations (2, 3)	44,444		39,750		40,101
Food and beverage (2, 3)	46,472		41,005		35,843
Car rentals operators (2, 3)	45,635		37,355		34,872
Time share developers (2, 3)	14,371		15,590		15,253
Duty free operations (2, 3)	12,606		11,412		11,793
Financial services (2, 3)	4,556		4,493		4,002
Communication and network (2, 3)	13,195		6,680		3,059
Services to passengers	12,896		7,711		2,990

Total commercial activities	Ps.	402,372	Ps.	370,790	Ps.	336,744

Diversification activities:
Hotel services	176,510		158,477		142,098
OMA Carga operations	42,894		31,184		25,364
Real estate services	8,554		3,159		638

Total diversification activities	Ps.	227,958	Ps.	192,820	Ps.	168,100

Complementary activities:
Leasing of space (2, 3)	61,104		58,692		51,249
Complementary service suppliers	7,237		7,896		6,576
Baggage inspection	64,375		25,820		—

Total of complimentary activities	Ps.	132,716	Ps.	92,408	Ps.	57,825

Recovery of costs from leasing clients	33,455		32,939		26,002

Total revenues from non- aeronautical services	Ps.	796,501	Ps.	688,957	Ps.	588,671

(1)For the year ended December 31, 2013, 2012 and 2011, is net of incentives given to airlines for Ps. 175,308, Ps. 98,495 and Ps.404, respectively.

(2)These revenues are considered as commercial concessions.

(3)Revenues from commercial concessions and complementary activities are generated principally based on the terms of Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the NCPI) and/or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent are included under the caption “Commercial concessions” above.

Approximately 74%, 77% and 74% of consolidated revenues for the years ended December 31, 2013, 2012 and 2011, respectively, were generated by the Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua, Ciudad Juárez and Zihuatanejo airports.

28.                     Cost of services

Cost of services for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Year ended December 31,
	2013		2012		2011

Employee costs	Ps.	168,549	Ps.	157,619	Ps.	149,899
Maintenance	136,400		91,817		72,325
Safety, security and insurance	139,034		133,580		100,594
Utilities (electricity, cleaning, and water)	139,316		143,306		133,272
Real estate leases	31,755		26,377		25,629
Allowance for doubtful accounts	(3,727)		(6,689)		10,905
Hotel service costs	25,658		28,220		23,656
Statutory employee profit sharing	1,424		2,790		1,299
Other	86,920		79,197		86,321

	Ps.	725,329	Ps.	656,217	Ps.	603,900

29.                     Subsequent events

a.                  As discussed in Note 20, at the close of the year 2013, a number of different tax lawsuits were under way, and at the date of issuance of the consolidated financial statements, the following lawsuits had been resolved in favor of the Company:

1.                   In August 2012, MTY filed an action for annulment with the Federal Tax Court against the lawsuit brought by the Apodaca office of the IMSS for alleged nonpayment of Social Security fees in the amount of Ps.28,300. The lawsuit was won by MTY through a verdict issued on January 2, 2014, which declared the challenged ruling null and void, and the authorities have yet to issue a new ruling that complies with the court verdict, or, as the case may be, to challenge the verdict.

2.                  The action for annulment filed by REX against the ruling of the motion for reconsideration, which confirms the assessment of an unpaid income tax liability for PS.1,217 and profit sharing of Ps.195, was resolved through a verdict issued on January 20, 2014, which declared the partial nullity of the ruling challenged; i.e., the result is favorable for the Company, which will seek a final definitive favorable ruling.

3.                  The legal challenge filed by the Ciudad Juárez Airport against the demand for payment of real estate tax for fiscal year 2013 in the amount of Ps.1,861, was resolved in December in favor of the Company, and the challenged request was declared null and void. Such ruling was notified in January 2014.

b.                  At the Ordinary and Extraordinary General Shareholders’ Meeting held on April 10, 2014, the shareholders approved a distribution in cash to shareholders of $ 1,200,000 equivalent to $ 3.00 pesos per issued share, through a reduction of minimum fixed capital without cancellation of shares.

c.                   On April 11, 2014, the Company withdrew $3.1 million under a line of credit for rescue and firefighting equipment valid through July 25, 2019. The line of credit is with UPS Capital Business Credit (guaranteed by Export-Import Bank of the United States). The line of credit is guaranteed by the Acapulco, Chihuahua, Culiacan, San Luis Potosí, Zacatecas and Monterrey airports as primary obligors, jointly and severally, with respect to the payment of the principal and interest. The interest rate is LIBOR plus 265 basis points.

d.                  On April 4, 2014 Aeroinvest pledged 26 million shares Series B shares of  the Company to Banco Inbursa, S.A., as a guarantee for a loan to Controladora de Operaciones de Infraestructura, S.A. de C.V., a related party, in the amount of Ps. 700 million due on July 4, 2014.

30.                     Authorization for the issuance of the consolidated financial statements

The Company’s consolidated financial statements were approved to be issued on April 24, 2014, by the Chief Executive Officer of the Company, Porfirio González Álvarez, and the Chief Financial Officer of the Company, José Luis Guerrero Cortés and are subject to the approval of the General Ordinary Shareholders’ Meeting of the Company, where they may be modified based on provisions set forth by the Mexican General Corporate Law.

* * * * * *