Form 20-F
period 2014-12-31
Central North Airport Group
filed 2015-04-28
CIK 1378239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

References in this annual report on Form 20-F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States.  References in this annual report on Form 20-F to “pesos” or “Ps.” are to the lawful currency of Mexico.  This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 14.7348 to U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank (Banco de México) on December 31, 2014.

This annual report on Form 20-F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume.  A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

The discussion in this annual report of aeronautical and non-aeronautical revenues in relation to our total revenues is not in accordance with IFRS because it excludes our construction revenues from such amounts.  Therefore, in reviewing this annual report, you should be aware that in several sections of this annual report we take into account only revenues that resulted in actual cash inflows for the year (which we categorize as aeronautical and non-aeronautical revenues) for ratios or comparative calculations.  Both of these categories of revenues are dependent, either directly or indirectly, on passenger traffic, while revenues from construction services under IFRS Interpretations Committee (“IFRIC”) 12, “Service Concession Arrangements,” are not dependent upon passenger traffic, but from the level of capital expenditures carried out at each airport.  Information reported using only revenues that generated cash inflows may be more useful for readers of this annual report because those revenues are driven by the key elements of our business: passenger traffic and our maximum tariffs.  The use of aeronautical and non-aeronautical revenues is more common in our industry, as they represent the revenues generated from our core operations, which are services provided to passengers, airlines and other third parties based on passenger traffic at our airports.  Additionally, management regularly reviews our aeronautical and non-aeronautical revenues as they provide representative information regarding our passenger traffic and cash flows, which allows us to compare such revenues over comparative periods as well as make projections about our expected future cash flows.  Finally, management reviews non-aeronautical revenues per terminal passenger excluding hotel services because hotel services are not necessarily driven by passenger traffic and therefore may not provide representative information with respect to passenger traffic.  This metric is not considered to be an IFRS metric, given its exclusion of certain revenues.  We indicate each instance in which we use only aeronautical and non-aeronautical revenues and non-aeronautical revenues excluding hotel services by indicating the category of revenues used. The following tables present a reconciliation of our aeronautical and non-aeronautical revenues to our total revenues per our consolidated statement of comprehensive income:

	For the Year Ended December 31, 2014
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues

	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	1,167,807	Ps.	360,228	Ps.	1,528,035	97.7%	Ps.	36,618	Ps.	1,564,653

Tourist

Acapulco	117,573		22,779		140,352		74.4%		48,313		188,665

Mazatlán	148,781		37,002		185,783		73.6%		66,475		252,258

Zihuatanejo	102,780		19,990		122,770		89.4%		14,504		137,274

Regional

Chihuahua	162,469		34,792		197,261		92.6%		15,719		212,980

Culiacán	223,423		35,022		258,445		88.3%		34,097		292,542

Durango	48,937		7,784		56,721		80.7%		13,598		70,319

San Luis Potosí	84,498		17,508		102,006		87.4%		14,772		116,778

Tampico	124,312		18,183		142,495		91.7%		12,981		155,476

Torreón	98,985		15,671		114,656		90.2%		12,444		127,100

Zacatecas	56,872		7,535		64,407		82.1%		14,036		78,443

Border

Ciudad Juárez	124,252		24,784		149,036		91.5%		13,782		162,818

Reynosa	85,018		10,988		96,006		90.6%		9,988		105,994

Hotel	—		195,742		195,742		100%		—		195,742

Other(1)	—		2,441,636		2,441,636		100%		—		2,441,636

Total	2,545,707		3,249,644		5,795,351		95.0%		307,327		6,102,678

Eliminations(2)	(13,041)		(2,359,950)		(2,372,991)		N/A		—		(2,372,991)

Total Revenues	Ps.	2,532,666	Ps.	889,694	Ps.	3,422,360	91.8%	Ps.	307,327	Ps.	3,729,687

(1)          Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)          Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	For the Year Ended December 31, 2013

	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues

	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	1,046,621	Ps.	320,774	Ps.	1,367,395	94.8%	Ps.	74,722	Ps.	1,442,117

Tourist

Acapulco	108,420		20,266		128,686		74.6%		43,861	172,547

Mazatlán	136,063		34,719		170,782		92.3%		14,173	184,955

Zihuatanejo	91,203		17,843		109,046		81.7%		24,348	133,394

Regional

Chihuahua	148,028		30,461		178,489		95.1%		9,127	187,616

Culiacán	211,588		32,504		244,092		93.0%		18,294	262,386

Durango	44,341		7,144		51,485		69.0%		23,149	74,634

San Luis Potosí	65,573		14,541		80,114		52.0%		73,874	153,988

Tampico	108,330		15,504		123,834		95.3%		6,116	129,950

Torreón	87,321		14,114		101,435		89.5%		11,887	113,322

Zacatecas	51,282		7,139		58,421		69.0%		26,264	84,685

Border

Ciudad Juárez	112,707		22,460		135,167		93.7%		9,078	144,245

Reynosa	69,919		9,425		79,344		81.7%		17,795	97,139

Hotel	—		176,510		176,510		100.0%		—	176,510

Other(1)	—		2,113,785		2,113,785		100.0%		—	2,113,785

Total	2,281,396		2,837,189		5,118,585		93.6%		352,688	5,471,273

Eliminations(2)	(12,527)		(2,040,688)		(2,053,215)		N/A		—	(2,053,215)

Total Revenues	Ps.	2,268,869	Ps.	796,501	Ps.	3,065,370	89.7%	Ps.	352,688	Ps.	3,418,058

(1)          Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)          Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	For the Year Ended December 31, 2012

	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues

	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	989,976	Ps.	292,169	Ps.	1,282,145	94.7%	Ps.	72,331	Ps.	1,354,476

Tourist

Acapulco		99,498		18,725	118,223		85.7%		19,665		137,888

Mazatlán		122,061		34,900	156,961		92.9%		11,940		168,901

Zihuatanejo		89,602		17,401	107,003		87.2%		15,708		122,711

Regional

Chihuahua		139,127		27,259	166,386		86.2%		26,654		193,040

Culiacán		194,285		26,605	220,890		77.0%		66,093		286,983

Durango		45,051		6,723	51,774		98.1%		1,015		52,789

San Luis Potosí		63,281		13,836	77,117		89.2%		9,355		86,472

Tampico		105,275		14,938	120,213		93.7%		8,028		128,241

Torreón		77,305		13,259	90,564		89.8%		10,231		100,795

Zacatecas		51,177		6,713	57,890		73.1%		21,343		79,233

Border

Ciudad Juárez		110,444		20,563	131,007		82.5%		27,785		158,792

Reynosa		53,719		8,143	61,862		66.2%		31,570		93,432

Hotel		—		158,477	158,477		100.0%		—		158,477

Other(1)		—		2,123,202	2,123,202		100.0%		—		2,123,202

Total		2,140,801		2,782,913	4,923,714		93.9%		321,718		5,245,432

Eliminations(2)		(10,138)		(2,093,956)	(2,104,094)		N/A		—		(2,104,094)

Total Revenues	Ps.	2,130,663	Ps.	688,957	Ps.	2,819,620	89.8%	Ps.	321,718	Ps.	3,141,338

(1)          Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)          Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

For the Year Ended December 31, 2011
Aeronautical Revenues	Non- Aeronautical Revenues	Total Aeronautical and Non- Aeronautical Revenues	Total Aeronautical and Non- Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues	Total Revenues
(in thousands of pesos)
Metropolitan
Monterrey	Ps.	843,773	Ps.	250,719	Ps.	1,094,492	85.6%	Ps.	184,574	Ps.	1,279,066
Tourist
Acapulco	103,695	21,986	125,681	96.3%	4,853	130,534
Mazatlán	122,733	36,440	159,173	93.0%	12,002	171,175
Zihuatanejo	77,611	17,537	95,148	55.9%	75,096	170,244
Regional
Chihuahua	122,508	24,910	147,418	88.5%	19,101	166,519
Culiacán	168,427	23,614	192,041	94.0%	12,156	204,197
Durango	38,390	6,046	44,436	96.3%	1,723	46,159
San Luis Potosí	51,845	12,018	63,863	98.2%	1,179	65,042
Tampico	92,958	12,587	105,545	95.0%	5,510	111,055
Torreón	65,984	11,471	77,455	100.0%	—	77,455
Zacatecas	44,698	6,528	51,226	95.7%	2,324	53,550
Border
Ciudad Juárez	101,423	18,345	119,768	92.5%	9,771	129,539
Reynosa	36,132	6,601	42,733	94.3%	2,571	45,304
Hotel	—	142,098	142,098	100.0%	—	142,098
Other(1)	—	1,970,958	1,970,958	100.0%	3	1,970,961
Total	1,870,177	2,561,858	4,432,035	93.1%	330,863	4,762,898
Eliminations(2)	—	(1,973,187)	(1,973,187)	N/A	—	(1,973,187)
Total Revenues	Ps.	1,870,177	Ps.	588,671	Ps.	2,458,848	88.1%	Ps.	330,863	Ps.	2,787,711

(1)          Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)          Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	For the Year Ended December 31, 2010
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	731,415	Ps.	209,636	Ps.	941,051	83.1%	Ps.	192,050	Ps.	1,133,101
Tourist
Acapulco	115,417		22,130		137,547		75.6%	44,382		181,929
Mazatlán	117,603		34,947		152,550		77.1%	45,350		197,900
Zihuatanejo	78,644		16,528		95,172		72.9%	35,312		130,484
Regional
Chihuahua	115,961		23,250		139,211		81.4%	31,874		171,085
Culiacán	147,441		20,324		167,765		86.4%	26,391		194,156
Durango	30,628		10,785		41,413		100.0%	—		41,413
San Luis Potosí	43,747		11,512		55,259		100.0%	—		55,259
Tampico	68,193		10,863		79,056		100.0%	—		79,056
Torreón	52,473		10,805		63,278		100.0%	—		63,278
Zacatecas	41,917		5,773		47,690		72.9%	17,685		65,375
Border
Ciudad Juárez	80,682		17,369		98,051		81.0%	22,936		120,987
Reynosa	28,505		5,917		34,422		71.0%	14,049		48,471
Hotel	—		99,823		99,823		100.0%	—		99,823
Other(1)	—		1,567,270		1,567,270		100.0%	—		1,567,270
Total	1,652,626		2,066,932		3,719,558		89.6%	430,029		4,149,587
Eliminations(2)	—		(1,575,135)		(1,575,135)		N/A	—		(1,575,135)
Total Revenues	Ps.	1,652,626	Ps.	491,797	Ps.	2,144,423	83.3%	Ps.	430,029	Ps.	2,574,452

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

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of pesos, except per share and operating data)					(in thousands of dollars)(1)
Statements of Income and Other Comprehensive Income data:
Revenues:
Aeronautical services(2)	1,652,626	1,870,177	2,130,663	2,268,869	2,532,666	171,883
Non-aeronautical services(3)	491,797	588,671	688,957	796,501	889,694	60,381
Construction services	430,029	330,863	321,718	352,688	307,327	20,857
Total revenues	2,574,452	2,789,711	3,141,338	3,418,058	3,729,687	253,121
Operating costs and expenses:
Costs of services, excluding depreciation and amortization	688,381	603,900	656,217	725,329	772,946	52,457
Major maintenance provision	64,274	165,683	164,208	263,167	179,932	12,211
Cost of construction	430,029	330,863	321,718	352,688	307,327	20,857
Administrative expenses	380,474	434,531	457,749	501,233	536,034	36,379
Right to use airport facilities(4)	103,067	115,979	137,028	148,159	171,670	11,651
Technical assistance fees(5)	47,567	55,150	67,365	66,643	82,461	5,596
Depreciation and amortization(6)	149,232	165,088	186,803	201,226	223,982	15,201
Other income, net	(9,090)	(751)	(9,924)	(49,782)	(13,654)	(927)
Total operating costs and expenses	1,853,934	1,870,443	1,981,164	2,208,663	2,260,698	153,426
Operating income	720,518	919,268	1,160,174	1,209,395	1,468,989	99,695
Interest expense	(87,088)	(98,431)	(103,846)	(209,359)	(264,368)	(17,942)
Interest income	15,791	16,079	27,764	72,650	77,147	5,236
Exchange (loss) gain, net	1,562	(38,766)	23,168	(6,198)	(22,463)	(1,524)
Income before income taxes	650,783	798,150	1,107,260	1,066,488	1,259,305	85,465
Income tax (benefit) expense	(8,796)	182,070	288,172	(134,876)	232,345	15,768
Consolidated net income for the year	659,579	616,080	819,088	1,201,364	1,026,960	69,696
Items that will not be subsequently reclassified to income:
Actuarial losses on labor obligations	0	0	(11,313)	(2,851)	437	30
Income tax relating to items that will not be subsequently reclassified to profit or loss	0	0	3,390	843	(131)	(9)
Total comprehensive income for the year	659,579	616,080	811,165	1,199,356	1,027,266	69,717
Consolidated net income attributable to:
Controlling interest	660,897	615,823	818,121	1,199,636	1,024,694	69,542
Non-controlling interest	(1,318)	257	967	1,728	2,266	154
Consolidated comprehensive income attributable to:
Controlling interest	660,897	615,823	810,198	1,197,628	1,025,000	69,563
Non-controlling interest	(1,318)	257	967	1,728	2,266	154
Basic and diluted earnings per share(7)	1.6565	1.5433	2.0501	3.0062	2.5844	0.1754
Basic and diluted earnings per ADS(7)	13.2520	12.3464	16.4008	24.0496	20.6752	0.9058
Dividend or reimbursement of capital per share(8)	1.0000	1.0000	1.2500	3.0000	3.000	0.2036
Other operating data:
Total terminal passengers (thousands of passengers)(9)	11,588	11,773	12,594	13,292	14,695
Total air traffic movements (thousands of movements)	345	336	332	321	337
Aeronautical and non-aeronautical revenues per terminal passenger(10)	185	209	224	231	233	16

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands of pesos)					(in thousands of dollars)(1)
Statement of Financial Position data:
Cash and cash equivalents	312,838	523,634	1,152,433	1,534,006	2,808,149	190,579
Total current assets	897,009	1,163,381	1,696,415	2,276,938	3,404,343	231,041
Property, leasehold improvements and equipment, net	2,093,160	2,118,450	2,150,327	2,165,766	2,284,314	155,029
Investment in airport concessions	5,561,881	5,769,688	5,942,989	6,092,046	6,180,277	419,434
Total assets	8,703,959	9,295,154	10,010,410	11,011,453	12,417,880	842,759
Current liabilities	1,108,101	824,945	1,216,881	956,989	830,680	56,375
Total liabilities	2,827,949	3,210,653	3,594,454	4,614,059	6,301,277	427,646
Total shareholders’ equity	5,876,010	6,084,501	6,415,956	6,397,394	6,116,603	415,113

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of pesos)					(in thousands of dollars)
Statement of Cash Flows data:
Net cash flows from operating activities	482,501	749,144	1,260,413	1,005,246	1,610,772	109,318
Net cash flows used in investing activities	(399,091)	(454,475)	(393,884)	(270,880)	(371,844)	(25,236)
Net cash flows (used in) from financing activities	(38,306)	(83,873)	(237,730)	(352,793)	35,215	2,390
Increase in cash and cash equivalents	45,104	210,796	628,799	381,573	1,274,143	86,472

(1)          Translated into dollars at the rate of Ps. 14.7348 per U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2014.  Per share dollar amounts are expressed in dollars (not thousands of dollars).  Operating data is expressed in units indicated.

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

(3)          Revenues from non-aeronautical services represent sources of revenues not subject to regulation under our maximum rates and consist of: (i) revenues from commercial activities, such as, car parking charges, advertising, leasing of commercial space to tenants, food and beverage services, car rentals and retail; (ii) revenues from diversification activities, such as hotel services, revenues from OMA Carga and real estate services; and (iii) revenues from complementary activities, such as revenues from our checked baggage-screening services, among other sources of revenues.  Pursuant to our concessions and to the Mexican Airport Law (Ley de Aeropuertos) and the regulations thereunder, parking services are currently excluded from aeronautical services under our maximum rates, although the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) could decide to regulate such rates, and such rates may be regulated by other authorities.

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

(7)          Based on net income attributable to controlling interest for each year and on, 398,967,758 weighted average common shares in 2010, 399,039,231 weighted average common shares in 2011, 399,060,153 weighted average common shares in 2012, 399,052,350 weighted average common shares in 2013 and 396,493,090 weighted average common shares in 2014.  Earnings per ADS are based on the ratio of eight Series B shares per ADS.

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

For the Year Ended December 31,	High	Low	Period End	Average(1)

2010	13.19	12.16	12.38	12.62
2011	14.25	11.51	13.95	12.43
2012	14.37	12.63	12.96	13.15
2013	13.43	11.98	13.10	12.76
2014	14.79	12.85	14.75	13.30
October	13.57	13.39	13.48	13.48
November	13.92	13.54	13.92	13.61
December	14.79	13.94	14.75	14.52
2015
January	15.01	14.56	15.01	14.70
February	15.10	14.75	14.94	14.92
March	15.58	14.93	15.25	15.24
April (through April 17)	15.36	14.80	15.32	15.10

(1)          Average of month-end rates or daily rates, as applicable.

Source:  U.S. Federal Reserve noon buying rate.

Except for the period from September through December 1982, during a liquidity crisis, the Mexican Central Bank has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations.  Nevertheless, in the event of renewed shortages of foreign currency, foreign currency may not continue to be available to private-sector companies, and we may not be able to purchase foreign currency that we need to service foreign currency obligations or to import goods in the open market without substantial additional cost.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores) and, as a result, will likely affect the market price of the ADSs.  Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in pesos.

On December 31, 2014, the U.S. Federal Reserve noon buying rate was Ps. 14.75 per U.S.$ 1.00.  On April 17, 2015, the U.S. Federal Reserve noon buying rate was Ps. 15.32 per U.S.$ 1.00.

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

Our aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries.  In 2012, 2013 and 2014, approximately 67.9%, 66.4% and 67.9%, respectively, of our total revenues, and approximately 75.6%, 74.0% and 74.0%, respectively, of the sum of our aeronautical and non-aeronautical revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  We generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, this price regulation system may be amended in the future in a manner that would cause additional sources of our revenues to be regulated.

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

Many of the laws, regulations and instruments that regulate our business were adopted or became effective in 1999, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations.  In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law and its regulations or other applicable laws, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges.  We may encounter difficulties in complying with these laws, regulations and instruments.

When determining our maximum rates for the next five-year period (from 2016 to 2020), the Ministry of Communications and Transportation may be solicited by different entities (for example, the Mexican Federal Competition Commission (Comisión Federal de Competencia, or the “Competition Commission”) and the carriers operating at our airports) to modify our maximum rates, thus reducing our profitability.  Therefore, the laws and regulations governing our business, including the rate-setting process and the Mexican Airport Law, may change in the future or be applied or interpreted in a way that could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

On February 20, 2014, a bill of the new Federal Economic Competition Law (Ley Federal de Competencia Económica) was submitted to Mexico’s Congress in furtherance and as a result of certain amendments to Mexico’s Constitution passed in 2013.  The bill was enacted and published on May 23, 2014.  The new law grants broader powers to the Mexican Competition Commission, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market.  The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law.  The Mexican Competition Commission may therefore determine that the services that we provide at our airports are essential and require us to implement significant changes to our business operations and thus generate a significant impact on our results of operations.

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

Mexico regained its Category 1 safety rating on December 1, 2010; however, Mexico may be downgraded in the future, and we cannot be certain of how long this Category 1 rating will be maintained.

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

Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican producer price index, excluding fuel).  Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances including, among others, required capital investments not foreseen in the master development programs, decreases in capital investments attributable to Mexican economy-related passenger traffic decreases or modifications of the concession tax payable by us, our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain limited events specified in our concessions have occurred.  Therefore, such a request may not be granted in the future.  If a request to increase an airport’s maximum rates is not granted, and we are impacted by the circumstances that led to the request, our results of operations and financial condition could be adversely affected, and the value of Series B shares and ADSs could decline.

If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year.  For example, in 2014, our revenues subject to maximum rate regulation represented approximately 99.5% of the amounts we were entitled to earn under the maximum rates for all of our airports.  We may not be able to establish prices in the future that allow us to collect substantially all of the revenues we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months for inflation (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding fuel)).  However, we generally collect passenger charges from airlines 30 to 60 days following the date of each flight.  The tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the subsequent termination of one or more of our concessions.  The peso has historically experienced significant volatility.    From December 31, 2012 to December 31, 2013, the peso depreciated by approximately 1.1%, from Ps. 12.96 per U.S.$ 1.00 on December 31, 2012, to Ps. 13.10 per U.S.$ 1.00 on December 31, 2013.  From December 31, 2013 to December 31, 2014, the peso depreciated by approximately 12.6%, from Ps. 13.10 per U.S.$ 1.00 on December 31, 2013, to Ps. 14.75 per U.S.$ 1.00 on December 31, 2014.  On April 17, 2015, the exchange rate was Ps. 15.32 per U.S.$ 1.00.

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

The Mexican government may also terminate one or more of our concessions at any time through reversion, if, in accordance with applicable Mexican law, it determines that it is in the public interest to do so.  The Mexican government may also assume the operation of any airport in the event of war, public disturbance or a threat to national security.  In addition, in the case of a force majeure event, the Mexican government may require us to implement certain changes in our operations.  In the event of a reversion of the public domain assets that are the subject of our concessions, the Mexican government under Mexican law is required to compensate us for the value of the concessions or added costs based on the results of an audit performed by appraisers or, in the case of a mandated change in our operations, the cost of that change.  Similarly, in the event of an assumption of our operations, other than in the event of war, the government is required to compensate us and any other affected parties for any resulting damages.  We may not receive compensation equivalent to the value of our investment in or any additional damages related to our concessions and related assets in the event of such action.

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

On February 5, 2014, the Mexican government announced in the Official Gazette of the Federation that the Ministry Communications and Transport granted to Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V., a concession for 20 years to construct, operate and exploit a civil-aviation airport in the municipality of Bocoyna, Chihuahua, located 250 kilometers (144 miles) from the city of Chihuahua, within an area of 95.5 hectares (0.4 square miles).  The government of the state of Chihuahua owns 98% of the capital stock of Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V.  The Bocoyna airport is expected to operate daily public and private domestic flights.  The airport has an ICAO Category 3C rating and could present competition to our airport located in the municipality of Chihuahua, which has a higher ICAO Category 4D rating and is located 18 kilometers (11.2 miles) from the city of Chihuahua.  The Ministry of Communications and Transport has the capacity to upgrade the category of the airport depending on improvements to infrastructure made by the concessionaire or could downgrade the category if the concessionaire does not maintain adequate conditions in the airport. To date, the airport has not announced the commencement date of operations.

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  Historically, Aeropuerto del Norte has been used solely for general aviation operations.  The state of Nuevo León has requested in the past that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations.  To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  However, the Ministry of Communications and Transportation may authorize such an amendment and commercial aviation flights may operate from Aeropuerto del Norte in the future.

Any competition from other such airports could have a material adverse effect on our business, results of operations, prospects and financial condition.  Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process.  In the event that a competing concession is offered in a public bidding process, we may not participate in such a process, or we may not successful if we were to participate.  Please see “Item 4.  Information on the Company—Regulatory Framework—Grants of New Concessions” below.

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

During the second half of 2011, global economic growth decreased due to persistent weaknesses such as the jobs crisis in the United States, the sovereign-debt crises in the Eurozone, which worsened during this period, fiscal problems and the declining prospects for economic growth, especially in developed economies.  Concerns have been raised by the European Central Bank that the recent financial crisis in Europe may dampen economic activity and, therefore, the economic recovery of the United States.  In 2010, the U.S. economy showed improvement, with the gross domestic product increasing at an annualized real rate of 2.9% and our international passenger traffic increasing by 6.7%.  In 2011, the recovery of the U.S. economy slowed slightly, with the gross domestic product increasing at an annualized real rate of 1.7% and our international passenger traffic decreasing by 7.4%.  In 2012, the recovery of the U.S. economy improved slightly, with the gross domestic product increasing at an annualized real rate of 2.2% and our internal passenger traffic increasing by 2.3%.  In 2013, the U.S. economy continued to improve, with the gross domestic product increasing at an annualized rate of 2.7% and our international passenger traffic increasing 0.4%.  The Congressional Budget Office forecasts that the real GDP will grow by 3.0% in 2015, the largest rise in nearly a decade.  Our business is particularly dependent on the condition of the U.S. economy and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism.  In 2014, 80.8% of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States.

These weaknesses in the U.S. and global economies continued during 2012 and 2013, despite moderate economic recovery in the Eurozone and U.S. economic stabilization.  In the event of a recession, developing countries, which had largely rebounded from the economic and financial crisis in 2009, would be impacted through trade and financial channels.  According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), in 2014, exports from Mexico to the United States represented approximately 80.2% of Mexican exports, 28.9% of foreign direct investment in Mexico originated in the United States, and secondary income, which includes government and private transfers, received from the United States were approximately U.S.$ 13.9 billion, according to the U.S. Bureau of Economic Analysis.

As the demand for aeronautical services in Mexico is substantially dependent on the performance of the Mexican economy, which is in turn highly dependent on the performance of the U.S. economy, a further downturn in the U.S. economy could cause a material adverse effect on our business, results of operations, prospects and financial condition.  More generally, further downturns in the global economy and/or in the Mexican economy would also adversely affect our business, results of operations, prospects and financial condition.  See also “—Risks Related to Mexico—Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico will adversely affect our business and results of operations.”

Our revenues are highly dependent on levels of air traffic, which depend on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports.  These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services.  Passenger and cargo traffic volumes and air traffic movements depend on many factors beyond our control, including an economic downturn in Mexico, the United States and globally, the political situation in Mexico and elsewhere in the world, the attractiveness of our airports relative to that of other competing airports, fluctuations in fuel prices (which could cause airlines to increase tariffs and have a negative impact on traffic as a result of increased fuel costs), changes in regulatory policies applicable to the aviation industry and an increase or decrease in Mexican airlines’ fleets.

Any decreases in passenger and cargo traffic volumes and the number of air traffic movements to or from our airports as a result of these factors could adversely affect our business, results of operations, prospects and financial condition.

Our business is highly dependent on the operations of Mexico City International Airport.

In 2012, 2013 and 2014, approximately 52.5%, 51.6% and 51.5%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport.  As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.

In 2014, domestic passenger traffic to and from Mexico City International Airport increased mainly as a result of an increase in flight frequencies by Volaris, Interjet and VivaAerobus.  The airport’s operations may not remain at existing levels or increase in the future.

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

Because a substantial majority of our international flights involve travel to and from the United States, we may be required to comply with security directives of the FAA in addition to the directives of Mexican aviation authorities.  On May 1, 2014, the Mexican Bureau of Civil Aviation published mandatory circular CO SA-17.2/10 R3, which requires that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at our airports due to increased passenger screening and slower security checkpoints and increase our operating costs, which would have an adverse effect on our business, results of operations, prospects and financial condition.

International events could have a negative impact on international air travel.

Historically, a substantial majority of our revenues have been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2012, 2013 and 2014, passenger charges represented 55.8%, 54.2% and 55.5%, respectively, of our total revenues and 62.1%, 60.5% and 60.4%, respectively, of the sum of our aeronautical and non-aeronautical revenues.  Events such as the conflicts in the Middle East and public health crises such as the Severe Acute Respiratory Syndrome, or SARS crisis, the Influenza A(H1N1) crisis and the Ebola crisis have negatively affected in the past the frequency and pattern of air travel worldwide.

Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, further outbreaks of health epidemics such as SARS, Influenza A(H1N1) and Ebola, or other international events of general concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

Adverse domestic events could negatively impact our operations.

On November 20, 2014, a peaceful demonstration in the city of Acapulco, in which demonstrators marched toward the Acapulco airport, generated minor flight delays and cancellations.  On February 24, 2015, demonstrators marched on the access road to the Acapulco airport and blocked access to the airport, which caused a number of passengers to miss their flights, though the airport continued to operate regularly.  Although the airport facilities were not materially damaged during these demonstrations, future demonstrations and riots taking place in cities where our airports are located and where they are either a potential target or in the path of such demonstrations could generate flight cancellations and the suspension of our operations and could materially adversely affect our business, results of operations, prospects and financial condition.

High incidences of crime in Mexico, including extortion and drug trafficking in particular, could adversely affect our business.

Higher incidences of crime throughout Mexico, including extortion and drug trafficking in particular, could have an adverse effect on our business, results of operations, prospects and financial condition, as it may decrease the international passenger traffic directed to Mexico from abroad.  The travel warning issued by the U.S. Department of State (Bureau of Consular Affairs) on April 13, 2015 (the “Travel Warning”) urges U.S. citizens to defer non-essential travel to the states of Tamaulipas, Guerrero (except the cities of Acapulco, Ixtapa and Zihuatanejo, where traveling by cruise ship or by air is recommended), areas of the state of Jalisco that border the states of Michoacán and Zacatecas, areas of the state of Nayarit that border the states of Sinaloa or Durango (as well as rural areas and secondary highways), Sinaloa (except the city of Mazatlán), the eastern edge of Sonora, which borders the state of Chihuahua (as well as the city of Ciudad Obregón and south of the city of Navojoa), among others, and to be aware of safety and security when visiting these cities and other regions, such as the metropolitan area of Monterrey, the cities of Mazatlán, Zacatecas, Acapulco, Zihuatanejo and Ixtapa and several states.  The Travel Warning highlights that, while the level of organized crime-related violence and general insecurity in Monterrey has decreased substantially within the last two years, sporadic incidents of violence have occurred.

Increases in international fuel prices could adversely affect our business and results from operations.

Although international fuel prices, which represent a significant cost for airlines using our airports, have decreased in recent months, in the past, increased costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and in some cases even contributed to filings for bankruptcy by some airlines in previous years.  Any increase in fuel prices could have an adverse effect on our results of operations and financial condition.

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

In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease with Mexico City International Airport that expires in 2029.  A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%.  The Terminal 2 NH Hotel opened in August 2009.  The net amount of our investment in the Terminal 2 NH Hotel as of December 31, 2014, was Ps. 279,800 thousand.

In September 2014, the federal government presented the new Mexico City International Airport project, which will be built on 4,430 hectares (17.1 square miles) of land owned by the federal government located in the eastern part of the Mexico Valley.  The new airport will be built in several stages.  The first stage consists of three runways with the ability to have simultaneous operations and a capacity to transport 50 million passengers annually.  The current Mexico City International Airport could therefore be closed; therefore, may not be able to continue operating the hotel and the commercial space, which could impact or our ability to recover our investment.  In addition, under certain circumstances, the operating lease agreement with Mexico City International Airport can be terminated by Mexico City International Airport with partial or no compensation to us.  If the current Mexico City airport is closed, or the Mexico City International Airport terminates our operating lease agreement, we may not be able to fully recover our investment in the Terminal 2 NH Hotel.

The Terminal 2 NH Hotel faces the challenge of maintaining enough market participation as it continues with its operations.  The occupancy rate of the hotel may not be sufficient to recover our investment.  For the year ended December 31, 2014, annual average occupancy decreased to 79.6% from 82.5% in 2013.  Additionally, total revenues amounted to Ps. 195,742 thousand, as compared to Ps. 176,510 thousand in 2013, and average rates per room  were Ps. 1,817 in 2014, as compared to Ps. 1,619 in 2013.  The occupancy rate of the hotel or that the annual average rate may not continue to increase or it may decrease.

Competition from other tourist destinations could adversely affect our business.

The principal factor affecting our results of operations and business is the number of passengers using our airports.  The number of passengers using our airports (particularly the Acapulco, Mazatlán and Zihuatanejo airports) may vary as a result of factors beyond our control, including the level of tourism in Mexico.  In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Cancún, Puerto Vallarta and Los Cabos, or elsewhere, such as Florida, Puerto Rico, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America.  The attractiveness of the destinations we serve is also likely to be affected by perceptions of travelers as to the safety and political and social stability of Mexico.  Tourism levels may decrease, and therefore the number of passengers using our airports in the future may not exceed or match current levels, which could have a direct and indirect impact on our aeronautical and non-aeronautical revenues.

Our business is highly dependent upon revenues from seven of our airports and could be adversely impacted by any condition affecting those airports.

In 2014, approximately 76.0% of the sum of our aeronautical and non-aeronautical revenues, were generated from seven of our 13 airports.  The Monterrey airport generated the most significant portion of our revenues.  The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports, including the percentage of total revenues generated by our hotel services:

Airport	For Year Ended December 31, 2014

Monterrey	44.6%
Culiacán	7.6%
Chihuahua	5.8%
Mazatlán	5.4%
Ciudad Juárez	4.4%
Tampico	4.2%
Acapulco	4.1%
Six other airports, Terminal 2 NH Hotel, Servicios Complementarios del Centro Norte and OMA Logística	23.9%
Total	100.0%

As a result of the substantial contribution to our revenues from these seven airports, any event or condition affecting these principal airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

If any conflicts with our employees were to arise, including with our unionized employees (which accounted for 56.7% of our total employees as of December 31, 2014), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

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

Of the total aeronautical revenues generated at our airports in 2014, Aeroméxico and its affiliates represented 26.6%, VivaAerobus represented 18.9%, Interjet represented 17.4%, and Volaris represented 11.0%.  In recent years, discount carriers, charter carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2014, passengers traveling on discount, charter and low-cost carriers, such as VivaAerobus, Interjet and Volaris, accounted for approximately 47.3% of our commercial aviation passenger traffic.

None of our contracts with our airline customers obligate them to continue providing service from our airports and, if any of our key customers reduced their use of our airports, competing airlines may not add flights to their schedules to replace any flights no longer handled by our principal airline customers.  Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenues from our key customers.

In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another (unless the flight originated outside Mexico), which limits the number of airlines providing domestic service in Mexico.  Accordingly, we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

Mexico and the United States are party to a bilateral aviation agreement that was last amended on November 21, 2014 (as of April 23, 2015, the amendment has not been published in the Official Gazette of the Federation).  This amendment provides for the increase of services in existing routes between both nations, as well as the addition of new routes and an increase in the frequency of flights on existing routes.  The agreement also grants Mexican airlines the ability to further penetrate international markets.  This agreement may be modified in the future to provide for international airlines to operate domestic flights in our airports.  This amendment will not enter into force until January 1, 2016.

Due to increased competition, volatility in fuel prices and the general decrease in demand because of global volatility in the financial and exchange markets and economic crises, many airlines are operating in adverse conditions.  Should fuel prices increase or in the event of other adverse economic developments, one or more of our principal carriers could become insolvent, cancel routes, suspend operations or file for bankruptcy.  All such events could have a material adverse effect on our results from operations.

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

Subsequently, we entered into a series of agreements with the Mexican National Air Transportation Board (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation (most recently in January 2013, covering the period from January 1, 2013 to December 31, 2015), pursuant to which we settled the existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Historically, amounts paid under these agreements have not been material, and we do not expect the current agreement or any similar future agreements with the National Air Transportation Board to have a material effect on our results of operations.

Although passenger traffic volume (and therefore overall revenues) may increase, any agreed incentives and/or discounts offered to airlines as a means to prevent or settle any potential dispute could reduce our aeronautical revenues per terminal passenger in the future.  In addition, should any of our principal airline customers refuse to continue to make payment to us, or should they refuse to pay increases in our charges for aeronautical services in future years, our results of operations could be adversely impacted by decreased cash flows from operations.

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

On November 19, 2014 and March 3, 2015, proposed amendments to Article 115 of the Constitution to eliminate the exemption from the payment of property taxes for the use of public domain assets were filed before the House of Deputies (Cámara de Diputados).  The initiative was sent to the Constitutional Commission (Comisión de Puntos Constitucionales) of the House of Deputies for review.  As of April 23, 2015, no further legislative action had been taken with regard to this proposed amendment.  If adopted, this amendment could have a material impact on our business, results of operations, prospects and financial condition.

Recent reforms to the Mexican Constitutional Protection Law (Ley de Amparo) may cause a material adverse effect on our results of operations.

On April 2, 2013, amendments to the Mexican Constitutional Protection Law were published in the Official Gazette of the Federation.  These amendments include, among others, new criteria for suspending acts by government authorities relating to concessions granted by the government.  Pursuant to this amendment, such a suspension will not be applied when it would impede the government’s ability to benefit from goods in the public domain.  It is possible that a judge would consider that our airports are government concessions intended for public use.  Therefore, if we are unable to obtain a suspension of a government act that we believe to be unconstitutional, our business, results of operations, prospects and financial condition could be adversely affected.

For instance, on November 19, 2013, the Apodaca municipality executed an inspection order and closed the commercial premises located in the Monterrey airport, which include a strip mall, gas station and industrial park, because they did not have multiple licenses for ground use and/or construction.  A constitutional claim (juicio de amparo) lawsuit was filed against these acts challenging this shutdown and the constitutionality of the municipal order.  The court granted a provisional suspension ordering that municipal authorities remove the barriers and enable the businesses to continue operations.  On October 14, 2014, the District Court ruled in favor of the Monterrey airport.  On November 19, 2014, the Apodaca municipality filed an appeal before the Federal Circuit Court against the judgment.

On February 4, 2015, the Apodaca municipality filed an appeal (recurso de revisión) with the Federal District Circuit Court to exercise its competence to hear and determine the appeal against the October 14, 2014 judgment of the District Court.  On March 6, 2015, the First Chamber of the Mexican Supreme Court decided to consider exercising its competence to hear the appeal.

Moreover, in February 2014, the Apodaca municipality filed a constitutional controversy lawsuit against the federal government for its approval of the Monterrey airport’s 2011-2015 master development program as well as the authorization of the construction projects, including the hotel at Terminal B, protected under amparo.  The Mexican Supreme Court agreed to hear the constitutional controversy claim but denied the Apodaca municipality’s petition for the suspension of the challenged authorizations.  However, this challenge was decided against the Apodaca municipality denying their petition to suspend the construction projects carried out at the Monterrey airport under the master development program.

On February 18, 2015, the constitutional controversy claim was decided against the Apodaca municipality.  The judgment determined that the constitutional controversy claim was unfounded and declared the federal government’s authorizations to be valid.

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

We have insurance for the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but we do not have insurance covering losses due to resulting business interruption.  Moreover, should losses occur, losses caused by damages to the physical facilities may exceed the pre-established limits on any of our insurance policies.

Our operations are at greater risk of disruption due to the dependence of several of our airports on a single commercial runway.

As is the case with many other domestic and international airports around the world, several of our airports, including the Culiacán, Mazatlán and Zihuatanejo airports, have only one commercial aviation runway.  The operation of our runways may be disrupted due to required maintenance or repairs.  In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control.  The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

To allow the future expansion of the Monterrey airport, in February and June 2007, March and May 2008, July and December 2009 and February, July and December 2010, we completed acquisitions of land surrounding the airport with an aggregate area of 777 hectares (3 square miles), including the construction of a second runway, for an aggregate price of Ps. 1,559,381 thousand (U.S.$ 121.3 million).  Improvements made to airport facilities at our expense may be recognized by the Mexican Bureau of Civil Aviation as part of the Company’s investment in the airport concession.  We received authorization from the Mexican Bureau of Civil Aviation to reallocate Ps. 386,538 thousand (amount expressed in nominal 2009 pesos) of our investment in this land to investments included in the 2011–2015 master development program for the Monterrey airport.  The remaining amount of the investments may not be recognized by the Ministry of Communication and Transportation in the future.

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

While we seek to insure all reasonable risks, our insurance policies may not cover all of our liabilities in the event of an accident, terrorist attack or other incident.  The markets for airport insurance and construction insurance are limited, and a change in coverage policy by the insurance companies involved could reduce our ability to obtain and maintain adequate or cost-effective coverage.  A certain number of our assets cannot, by their nature, be covered by property insurance (notably aircraft movement areas, and certain civil engineering works and infrastructure).  In addition, we do not currently carry business-interruption insurance.

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

Furthermore, the General Law on Climate Change (Ley General de Cambio Climático)  was adopted and published in the Official Gazette of the Federation on June 6, 2012, which, among other objectives: (i) regulates greenhouse gases and emissions so as to stabilize their concentrations in the atmosphere to a point where they will not increase climate change, in consideration of the goals set forth by the UN Framework Convention on Climate Change; (ii) promotes the education, research, development and technology transfer, innovation and promotion with respect to adapting to and mitigating climate change; and (iii) promotes the transition to a competitive, sustainable and low-carbon economy.

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

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration (“TSA”)) is responsible for screening checked baggage.  We completed the purchase and installation of screening equipment in all of our airports to facilitate compliance with the new baggage-screening guidelines.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening system since March 1, 2012.  On May 1, 2014, the Mexican Bureau of Civil Aviation published mandatory circular CO SA-17.2/10 R3, which supersedes mandatory circular CO SA-17.2/10 R2 and requires that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process.

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

Aeroinvest is the beneficial owner of 36.2% of our total capital stock.  Aeroinvest directly owns Series B shares representing 23.8% of our total capital stock and Series A shares of SETA representing 74.5% of its capital stock.  SETA in turn owns Series BB shares and Series B shares that collectively represent 16.7% of our capital stock.  Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to our Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, our chief operating officer and our commercial director, and to elect three members of our Board of Directors.  SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders.  If at any time before June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but its other special rights would be unaffected).  If at any time after June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, whether before or after June 14, 2015, all of its special rights will remain in place.  Pursuant to our bylaws, the technical assistance agreement entered into with SETA providing for management and consulting services (the “Technical Assistance Agreement”), a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including SETA) (the “Participation Agreement”) and a trust with Bancomext into which SETA has placed its shares (the “Bancomext Trust”), SETA was required to retain at least 51% of its Series BB shares until June 14, 2007, after which it became entitled to transfer up to one eighth of such 51% during each year thereafter.  To date, SETA has not executed its right to transfer its Series BB shares.  The rights and obligations of SETA in our management are explained in “Item 7.  Major Shareholders and Related-Party Transactions—Major Shareholders.”

In the event of the termination of the Technical Assistance Agreement, the Series BB shares would be converted into Series B shares, resulting in the termination of all of SETA’s special rights.  So long as the Technical Assistance Agreement remains in effect and SETA continues to hold any Series BB shares, it also has the obligation to appoint and nominate the same directors and officers that it currently is entitled to appoint under our bylaws.  The Technical Assistance Agreement sets forth certain qualifications that members of our management appointed by them must have.  The Technical Assistance Agreement will remain in effect until June 14, 2015 and will be automatically extended for another five-year term, after which it will be automatically extended for successive five-year periods unless any party thereto elects otherwise. For further information on the renewal of the Technical Assistance Agreement, see “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements Relating to SETA.”

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

In addition to these special rights of SETA, Aeroinvest is entitled under Mexican law to elect one director to our board for each 10% of our capital stock that it owns.  Thus, Aeroinvest’s ownership of 23.8% of our capital stock entitles it to elect two members of our Board of Directors.  SETA and Aeroinvest are each subsidiaries of Empresas ICA, S.A.B. de C.V. (“Empresas ICA”).

The interests of SETA and Aeroinvest may differ from those of our other shareholders and can be contrary to the preferences and expectations of our other shareholders.  SETA and Aeroinvest and the officers nominated or appointed by them may not exercise their rights in ways that favor the interests of our other shareholders.

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

Future sales of shares by our shareholders may depress the price of our Series B shares and ADSs.

On May 15, 2013, we filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”), which permits the selling shareholder named therein, Aeroinvest, to offer, from time to time, up to 100,000,000 Series B shares, directly or in the form of ADSs.  On July 12, 2013, Aeroinvest sold 69,000,000 shares, representing approximately 17.25% of our total capital stock.

Future sales of substantial amounts of our capital stock, or the perception that such future sales may occur, may depress the price of our Series B shares and ADSs.  Pursuant to our shelf registration statement, Aeroinvest is permitted to sell the remaining 31,000,000 Series B shares registered under the shelf registration statement, directly or in the form of ADSs.  Any such sale may lead to a decline in the price of our Series B shares and ADSs.  The price of our Series B shares and ADSs may not recover from any such decline in value.

Risks Related to Mexico

Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico will adversely affect our business and results of operations.

In 2012, 2013 and 2014, domestic terminal passengers have represented approximately 85.5%, 86.2% and 86.4%, respectively, of the passenger traffic volume in our airports.  In addition, all of our assets are located, and all of our operations are conducted, in Mexico.  Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in Mexico.  As a result, our business, financial condition and results of operations could be adversely affected by any deterioration of the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico or by other negative political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange-rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

In 2011, GDP increased by 4.0%, and inflation was 3.8%.  In 2012, GDP increased by 3.9%, and inflation was 3.6%.  In 2013, GDP increased by 1.1%, and inflation was 4.0%.  In 2014, GDP increased by 2.1%, and inflation was 4.1%.

During 2014, average reference interest rates in Mexico decreased by 12.9%compared to 2013.  The annualized interest rates on 28-day short-term Mexican treasury bills, or Cetes (Certificados de la Tesorería de la Federación), averaged approximately 4.4%, 4.2%, 4.2%, 3.8% and 3.0% for 2010, 2011, 2012, 2013 and 2014, respectively.  To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

Since the beginning of 2011, Grupo Aeroméxico, Interjet, VivaAerobus and Volaris have gradually increased the number of operations to recover the domestic market left after Grupo Mexicana entered bankruptcy proceedings in 2010 (see “Item 8. Financial Information—Legal Proceedings- Bankruptcy Proceedings of Grupo Mexicana”) and started flying with higher-capacity equipment.  As for the international market left by Grupo Mexicana, only the Zacatecas-Oakland route has not been taken over by another airline.

Moreover, if inflation or interest rates increase significantly or if the Mexican economy is otherwise further adversely impacted, our business, financial condition, prospects and results of operations could be materially and adversely affected because, among other things, demand for transportation services may decrease.  Similar events may occur, and the recurrence of such events may adversely affect our business, results of operations, prospects and financial condition.

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

In 2013, Mexico’s Congress passed an energy reform plan and a comprehensive tax reform plan. Any changes in the Mexican economy or the Mexican government’s economic policies may have a negative effect on our business, financial condition and results of operations.  Political or social developments in Mexico, over which we have no control, may have an adverse effect on Mexico’s economic situation and on our business, results of operations, financial condition and ability to repay our indebtedness.  Finally, drug-related violence and crime may not be contained, which could have a material adverse effect on our business, results of operations, prospects and financial condition.

Depreciation of the peso relative to the U.S. dollar could adversely affect our results of operations and our financial condition.

Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume.  From December 31, 2012 to December 31, 2013, the peso depreciated by approximately 1.1%, from Ps. 12.96 per U.S.$ 1.00 on December 31, 2012, to Ps. 13.10 per U.S.$ 1.00 on December 31, 2013.  From December 31, 2013 to December 31, 2014, the peso depreciated by approximately 12.6%, from Ps. 13.10 per U.S.$ 1.00 on December 31, 2013, to Ps. 14.75 per U.S.$ 1.00 on December 31, 2014.  The peso continued to depreciate, reaching Ps. 15.32 per U.S.$ 1.00 on April 17, 2015.

A depreciation of the peso affects our business in the following ways:  (i) international passengers and international flights pay tariffs reported in U.S. dollars, while these tariffs are generally collected in Mexican pesos up to 60 days following the date of each flight; thus, any depreciation of the Mexican peso has a positive impact on our results from operations, which are reported in Mexican pesos; and (ii) we have financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos thus causing foreign exchange losses.  As of December 31, 2014, we had U.S.$ 19.2 million of liabilities denominated in U.S. dollars.

Moreover, the depreciation of the peso also affects some of our airline customers having transactions in U.S. dollars, including the purchases or leases of equipment, maintenance and fuel.

Severe devaluation or depreciation of the peso may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.

In recent years, the Mexican government has implemented changes to the tax laws applicable to Mexican companies, including us.  The terms of our concessions do not exempt us from any changes to the Mexican tax laws.  Should the Mexican government implement changes to the tax laws that result in our having significantly higher income tax, we will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations.  For example, the issuance of the Business Flat Tax (Impuesto Empresarial a Tasa Única), which was published on October 1, 2007 and repealed in 2013, adversely impacted our results of operations in each of the years from 2007 through 2013.  See “Item 5.  Operating and Financial Review and Prospects—Taxation.”  In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our business, results of operations, prospects and financial condition.

On November 1, 2013, Mexico’s Congress approved several tax reforms that became effective at the beginning of 2014.  These reforms included changes to the Income Tax Law (Ley del Impuesto Sobre la Renta), Value Added Tax Law (Ley del Impuesto al Valor Agregado) and the Tax Code (Código Fiscal de la Federación).  The tax reforms also repealed the Business Flat Tax Law and the Tax on Cash Deposits Law (Ley del Impuesto a los Depósitos en Efectivo).

The main result of the recent tax reforms was the elimination of a previously recognized deferred Business Flat Tax liability and the recognition of deferred asset taxes based only on the Corporate Income Tax at a number of our airports representing Ps. 339,325 thousand.  We cannot predict the impact that future federal tax legislation reforms in Mexico may have on our financial condition and results of operations.

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

In addition, in recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States.  Therefore, an economic downturn in the United States will significantly adversely impact the Mexican economy.  The market value of our securities may be adversely affected by events elsewhere.

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

We may not file a registration statement with the SEC in the future to allow holders of ADSs or shares in the United States to participate in a preemptive rights offering.  In addition, under current Mexican law, sales by the depository of preemptive rights and distribution of the proceeds from such sales to you, the ADS holders, is not possible.  As a result, your equity interest in the Company may be diluted proportionately.

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

SETA’s current shareholders are:

•                 Aeroinvest, which owns 74.5% of SETA.  Aeroinvest is a wholly owned subsidiary of Empresas ICA.  Aeroinvest also directly owns Series B shares representing 23.8% of our total capital stock.  Based on data from the Mexican Chamber of the Construction Industry (Cámara Mexicana de la Industria de la Construcción) and the Mexican National Institute of Statistics and Geography, Empresas ICA, the parent of Aeroinvest, is the largest engineering, procurement and construction company in Mexico and the largest provider in Mexico of construction services to both public- and private-sector clients.  Empresas ICA’s principal lines of business are the construction of infrastructure facilities, as well as industrial, urban, and housing construction and it has increased its participation in construction-related businesses both in Mexico and in foreign markets, such as infrastructure operations and, as of 2012, mining services.  In addition, Empresas ICA is engaged in the development and marketing of real estate, the construction, maintenance and operation of highways, social infrastructure and tunnels and in the management and operation of water supply systems and solid waste disposal systems.  Empresas ICA is listed on the Mexican Stock Exchange and the New York Stock Exchange.

•                 Aéroports de Paris Management, S.A., which owns 25.5% of SETA.  Aéroports de Paris Management is a wholly owned subsidiary of Aéroports de Paris, S.A., a French company recognized as a leading European airport group.  Aéroports de Paris, S.A. was previously the direct owner of the 25.5% participation in SETA until August 2006 when it transferred its participation in SETA to Aéroports de Paris Management.  For more than 40 years, Aéroports de Paris has operated the Charles de Gaulle and Orly airports in France, managing 92.7 million passengers in 2014.  Aéroports de Paris is listed on the Eurolist Market of Euronext Paris S.A.

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2014 amounted to approximately Ps. 82,461 thousand.  This agreement is more fully described in “Item 7.  Major Shareholders and Related-Party Transactions.”

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

Committed Investments Under Master Development Programs by Airport
for 2011 through 2015

	For the Year Ended December 31,
	2011	2012	2013	2014	2015	Total 2011–2015
	(in thousands of pesos)
Acapulco	32,268	62,806	60,342	121,942	33,260	310,618
Ciudad Juárez	18,764	38,935	93,258	20,367	16,541	187,865
Culiacán	57,578	58,323	96,127	74,965	57,950	344,943
Chihuahua	25,475	38,869	58,214	15,448	11,168	149,174
Durango	39,173	23,776	12,708	23,103	4,067	102,827
Mazatlán	20,852	29,810	52,187	108,384	30,277	241,510
Monterrey	284,254	95,371	256,991	260,993	124,557	1,022,166
Reynosa	35,291	41,032	36,967	26,858	6,671	146,819
San Luis Potosí	20,683	22,165	58,637	53,663	44,627	199,775
Tampico	34,047	49,267	47,744	18,767	14,262	164,087
Torreón	33,274	14,463	37,798	26,775	4,484	116,794
Zacatecas	19,287	41,406	27,772	11,143	12,123	111,731
Zihuatanejo	18,872	49,043	27,702	52,546	28,708	176,871
Total	639,818	565,266	866,447	814,954	388,695	3,275,180

The following table sets forth our current committed investments under our master development programs by category for 2011 through 2015.  Figures are updated based on the Producer Price Index (excluding fuel):

Committed Investments Under Master Development Programs by Category
for 2011 through 2015

	For the Year Ended December 31,
	2011	2012	2013	2014	2015	Total 2011–2015
	(in thousands of pesos)
Terminals	54,280	83,349	194,211	247,661	74,682	654,183
Runways and aprons	79,101	162,877	301,550	274,394	162,485	980,407
Machinery and equipment	165,175	79,650	201,713	145,739	56,494	648,771
Baggage-screening system – investments	156,592	16,636	7,190	3,391	57,636	241,445
Security – investments	53,479	147,129	62,872	46,323	21,776	331,579
Other	131,191	75,625	98,911	97,446	15,622	418,795
Total	639,818	565,266	866,447	814,954	388,695	3,275,180

Expenditures incurred to comply with our obligations under the master development programs include expenditures associated with improvements to our concession assets, major maintenance costs and other items recorded as operating costs as incurred.  Major maintenance expenditures are not subject to capitalization and reduce our major maintenance provision.  See “Item 5.  Operating and Financial Review and Prospects—Critical Accounting Policies—Major Maintenance Provision.”  Thus, not all expenditures incurred to comply with our obligations under the master development programs will constitute capital expenditures.

In addition to investments in our master development programs, we have also invested in commercial and real estate opportunities, including our investment in a hotel in Terminal 2 of Mexico City International Airport.

The following table sets forth our actual capital expenditures, including capital expenditures made pursuant to our master development programs and other strategic capital expenditures by airport for 2012 through 2014:

Actual Capital Expenditures by Airport for 2012 through 2014

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of pesos)
Acapulco	23,875	50,246	60,496
Ciudad Juárez	28,395	11,548	15,194
Culiacán	69,615	20,833	45,264
Chihuahua	30,479	22,099	17,131
Durango	1,673	23,959	16,451
Mazatlán	13,657	15,779	69,158
Monterrey	96,724	85,737	44,869
Reynosa	33,778	18,297	10,416
San Luis Potosí	10,885	84,355	16,777
Tampico	9,772	7,006	13,801
Torreón	10,912	14,717	12,733
Zacatecas	22,251	26,545	14,125
Zihuatanejo	26,488	27,561	20,301
Other	13,626	35,789	79,716
Total	392,130	444,471	436,432

The following table sets forth our actual capital expenditures by category across all of our airports for 2012 through 2014:

Actual Capital Expenditures by Category for 2012 through 2014

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of pesos)
Terminals	175,648	171,747	183,250
Runways and aprons	29,716	82,526	62,466
Machinery and equipment	77,638	28,767	36,916
Land	378	0	0
Baggage screening system – investments	6,789	0	0
Investments in new business ventures	4,292	707	73,771
Other	97,669	160,724	80,029
Total	392,130	444,471	436,432

For the year ended December 31, 2014, our capital expenditures totaled Ps. 436,432 thousand.  Our capital expenditures for 2014 were dedicated primarily to our committed investments pursuant to our master development programs.  See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Uses of Capital” for a further discussion on our actual expenditures made during 2012, 2013 and 2014 and their classification in our consolidated financial statements for such periods.

Our capital expenditures from 2012 through 2014 were allocated to the following types of investments at the majority of our airports:

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

•                 Land.  As part of our strategic investments, in 2011 territorial reserves of Ps. 15,283 thousand were purchased to develop and expand our key airports.  In 2012, 2013 and 2014, we did not purchase any territorial reserves.

•                 Baggage-screening system – investments.  We purchased and installed screening equipment in all of our airports to facilitate compliance with the new baggage-screening guidelines to undergo a comprehensive screening process for the detection of explosives.

BUSINESS OVERVIEW

Our Operations

Through our subsidiaries, we hold concessions to operate, maintain and develop 13 airports in Mexico, which are concentrated in the country’s central and northern regions.  Each of our concessions has a term of 50 years beginning on November 1, 1998.  The term of each of our concessions may be extended by the Ministry of Communications and Transportation under certain circumstances for up to 50 additional years.  The terms of our concessions also include the right to occupy, use and improve the land appurtenant to our airports, which we do not own and which will revert to the Mexican government upon the termination of our concession.  As operator of the 13 airports under our concessions, we charge fees to airlines, passengers and other users for the use of the airports’ facilities.  We also derive rental and other income from commercial and diversification activities conducted at our airports, such as the leasing of space to restaurants and retailers, the operation of parking facilities, the operation of the NH Terminal 2 Hotel, among others.

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

According to figures published by the Mexican Bureau of Civil Aviation, our total aviation passenger traffic accounted for approximately 14.6% of all arriving and departing total aviation passengers in Mexico in 2014.

In 2014, we recorded revenues of Ps. 3,729,687 thousand (U.S.$ 253.0 million) and consolidated net income of Ps. 1,026,960 thousand (U.S.$ 69.7 million).  In 2014, the sum of our aeronautical and non-aeronautical revenues was Ps. 3,422,360 thousand (U.S.$ 232.3 million).  In 2014, our airports handled approximately 14.7 million terminal passengers, an increase of 10.6% with respect to the 13.3 million terminal passengers handled in 2013.

Our airports serve several major international routes, including Monterrey-Houston, Monterrey-Dallas, Monterrey-Atlanta, Monterrey-Las Vegas, Mazatlán-Phoenix, Mazatlán-Los Angeles and Zihuatanejo-Los Angeles.  Our airports also serve several other major international destinations, including San Antonio, Dallas, Chicago, Los Angeles, Detroit and Houston in the United States and Panama City.  In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada.  Our airports also serve major domestic routes, including Monterrey-Mexico City, which was the country’s busiest domestic route in 2014, with approximately 2.9 million total passengers (including passengers flying directly to the nearby airport of Toluca, which are counted together with those flying to Mexico City), according to the Mexican Bureau of Civil Aviation.  Other major domestic routes served by our airports include Cancún-Monterrey, Mexico City-Chihuahua and Guadalajara-Monterrey, with approximately 756,002, 560,247 and 504,072 total passengers, respectively, in 2014 according to the Mexican Bureau of Civil Aviation.

In the last quarter of 2011, VivaAerobus started flying new international routes at the Monterrey airport to and from Chicago, San Antonio, Miami and Orlando, on October 14, November 8, November 11 and November 19, respectively.  Copa Airlines also started operations at the Monterrey airport with a new international route to and from Panama City, which started on December 7, 2011 with four flights per week.  During 2012, Avianca also started operations at the Monterrey airport with a new international route to and from San José, Costa Rica, which started on June 2, 2012 with three flights per week.  Interjet started flying new international routes at the Monterrey airport to and from Havana and San Antonio on October 25 and November 11, respectively.  Volaris started flying a new international route at the Culiacán airport to and from Los Angeles on August 4, 2012.  United started flying a new international route at the Durango airport to and from Los Angeles on March 10, 2012.  Magnicharters started flying a new international route at the Monterrey airport to and from Las Vegas on March 15, 2012.  In the third quarter of 2014, Aeroméxico began flying a new international route at the Monterrey airport to and from Tokyo, Japan.

Our international traffic in 2014 increased by 9.3% compared to 2013, principally as a result of: Volaris’ new Chihuahua-Denver route, Delta’s new Mazatlán-Los Angeles, Monterrey-Los Angeles and Zihuatanejo- Los Angeles routes; Interjet’s new Monterrey-Houston route, Aeroméxico’s new Monterrey-Tokyo, Monterrey-Houston and Monterrey-New York routes; and VivaAerobus’ new Monterrey-San Antonio and Monterrey-Las Vegas routes.

Monterrey and its metropolitan area is the third largest city in Mexico based on population, with a population of approximately 3,930,388.  Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s eighth largest state based on population, which is 4,653,458, according to the Mexican National Institute of Statistics and Geography’s 2010 national population census.  It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities.  Business travelers account for a substantial portion of passengers at the Monterrey airport.  The airport is our leading airport based on passenger traffic volume, air traffic movements and contribution to revenues and ranked as the second busiest airport in Mexico based on passenger traffic volume in 2014, according to data published by the Mexican Bureau of Civil Aviation.  In 2014, our Monterrey airport accounted for approximately 48.5% of our terminal passenger traffic, 42.0% of our total revenues and 44.6% of the sum of our aeronautical and non-aeronautical revenues.

Three of our airports, Acapulco, Mazatlán and Zihuatanejo, serve popular Mexican tourist destinations.  Of these tourist destinations, Acapulco and Mazatlán are the largest, with Acapulco constituting Mexico’s 19th largest international tourist destination and Mazatlán the 17th largest based on the number of visitors in 2014, according to the Mexican National Institute of Migration (Instituto Nacional de Migración).  Acapulco is a principal port of call for cruise ships.  In 2014, the Acapulco, Mazatlán and Zihuatanejo airports collectively accounted for 13.1% of our aggregate terminal passengers, 15.5% of our total revenues and 13.1% of the sum of our aeronautical and non-aeronautical revenues.

Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity, with such diverse economic activities as mining (the Durango and Zacatecas airports), maquiladora manufacturing (the Chihuahua and Torreón airports), petroleum and chemical production (the Tampico airport), agriculture and livestock (the Culiacán airport) and transportation and logistics (the San Luis Potosí airport).  In 2014, these seven regional airports collectively accounted for 29.9% of our aggregate terminal passengers, 28.3% of our total revenues and 27.3% of the sum of our aeronautical and non-aeronautical revenues.

The remaining two airports in the group, the Ciudad Juárez and Reynosa airports, serve cities situated along the border of Mexico and the United States.  Both Ciudad Juárez and Reynosa are popular entry points to the United States.  In 2014, the Ciudad Juárez and Reynosa airports collectively accounted for 8.4% of our aggregate terminal passengers, 7.2% of our total revenues and 7.2% of the sum of our aeronautical and non-aeronautical revenues.

In addition, we have an investment with a Mexican subsidiary of the international hotel operator NH Hoteles SA under Consorcio Grupo Hotelero T2, S.A. de C.V. to develop and operate a 287-room hotel and more than 5,000 square meters (53,820 square feet) of commercial space inside Terminal 2 of Mexico City International Airport under a lease agreement with Mexico City International Airport that expires in 2029.  The Terminal 2 NH Hotel opened in August 2009.

Airlines based in Terminal 2 of Mexico City International Airport include Aeromar, Aeroméxico and Aeroméxico Connect, Copa, Delta and LAN.  We consider this a key part of our strategy to increase our non-aeronautical revenues.

The following table provides summary data for each of our 13 airports for the years ended December 31, 2012, 2013 and 2014:

	For the Year Ended December 31,
	2012					2013					2014
Airport	Terminal Passengers		Sum of Aeronautical and Non-Aeronautical Revenues(1)		Aeronautical and Non-Aeronautical Revenues per Terminal Passenger(2)	Terminal Passengers		Sum of Aeronautical and Non-Aeronautical Revenues(1)		Aeronautical and Non-Aeronautical Revenues per Terminal Passenger(2)	Terminal Passengers		Sum of Aeronautical and Non-Aeronautical Revenues(1)		Aeronautical and Non-Aeronautical Revenues per Terminal Passenger(2)
	(Number in millions)%		(in millions of pesos)%		(pesos)	(Number in millions)%		(in millions of pesos)%		(pesos)	(Number in millions)%		(in millions of pesos)%		(in pesos)
Metropolitan destination:

Monterrey	6.1	48.5	1,282.1	48.5	210.0	6.4	48.3	1,367.4	48.3	213.1	7.1	48.5	1,528.0	48.4%	214.4
Total metropolitan destination	6.1	48.5	1,282.1	48.5	210.0	6.4	48.3	1,367.4	48.3	213.1	7.1	48.5	1,528.0	48.4	214.4
Tourist destinations:
Acapulco	0.5	4.3	118.2	4.5	216.1	0.6	4.6	128.7	4.5	208.5	0.6	4.3	140.4	4.4	222.2
Mazatlán	0.7	5.3	157.0	5.9	234.5	0.7	5.5	170.8	6.0	233.5	0.8	5.4	185.8	5.9	235.4
Zihuatanejo	0.5	3.6	107.0	4.1	233.7	0.5	3.5	109.0	3.9	237.2	0.5	3.5	122.8	3.9	241.6
Total tourist destinations	1.7	13.3	382.2	14.5	228.3(3)	1.8	13.6	408.5	15.4	225.9(3)	1.9	13.1	448.9	14.2	232.7
Regional destinations:
Chihuahua	0.9	6.8	166.4	6.3	194.6	0.9	6.7	178.5	6.3	201.5	1.0	6.5	197.3	6.2	205.2
Culiacán	1.2	9.3	220.9	8.4	189.1	1.3	9.4	244.1	8.6	194.9	1.3	8.9	258.4	8.2	197.6
Durango	0.2	1.9	51.8	2.0	214.0	0.2	1.8	51.5	1.8	218.2	0.3	1.7	56.7	1.8	221.6
San Luis Potosí	0.3	2.2	77.1	2.9	284.5	0.3	2.0	80.1	2.8	306.1	0.4	2.5	102.0	3.2	272.8
Tampico	0.6	4.7	120.2	4.6	202.1	0.6	4.6	123.8	4.4	203.4	0.7	4.7	142.5	4.5	206.8
Torreón	0.4	3.3	90.5	3.4	218.1	0.5	3.5	101.4	3.6	217.0	0.5	3.6	114.7	3.6	218.9
Zacatecas	0.3	2.1	57.9	2.2	218.2	0.3	2.0	58.4	2.1	225.0	0.3	1.9	64.4	2.0	226.3
Total regional destinations	3.8	30.3	784.8	29.7	205.9(3)	4.0	29.9	837.9	29.6	211.0(3)	4.4	29.9	936.0	29.6	212.9
Border destinations:
Ciudad Juárez	0.7	5.6	131.0	5.0	187.3	0.7	5.3	135.2	4.8	192.3	0.8	5.2	149.0	4.7	193.8
Reynosa	0.3	2.4	61.9	2.3	204.2	0.4	3.0	79.3	2.8	202.3	0.5	3.2	96.0	3.0	203.4
Total border destinations	1.0	8.0	192.9	7.3	192.4(3)	1.1	8.2	214.5	7.6	195.9(3)	1.2	8.4	245.0	7.8	197.4
Sum of aeronautical and non-aeronautical revenues(1)	12.6	100	2,642.0	100	209.8(3)	13.3	100	2,828.3	100	212.8(3)	14.7	100	3,158.0	100	214.9

(1)          Defined as the sum of aeronautical and non-aeronautical revenues for each airport, which does not include eliminations among our subsidiaries and does not include revenues from construction services.  Revenues in millions rounded to the decimal.

(2)          Revenues per terminal passenger are calculated by dividing total revenues for each airport by the number of terminal passengers for each airport.  The result has been rounded to the decimal.

(3)          Represents average total revenues per terminal passenger for the applicable airports.

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

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.  In, 2012, 2013 and 2014, aeronautical services revenues represented approximately 67.8%,66.4% and 67.9%, respectively, of our total revenues and 75.6%,74.0% and 74.0%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

Until April 30, 2010, our principal airline customers were required to pay us no later than 152 days after the invoice delivery date.  The term for payment was dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment terms during periods of lower interest rates (within a defined range).  The current agreements between our airports and our principal airline customers provide that from May 1, 2010, payments for passenger charges will be between 30 and 60 days after the invoice delivery date.  In 2014, the weighted average term of payment was 45 days.

International passenger charges are currently U.S. dollar-denominated but are collected in pesos based on the average exchange rate during the month prior to the flight, and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.  Domestic passenger charges are peso-denominated.  In 2012, 2013 and 2014, passenger charges represented approximately 82.2%, 81.7% and 81.7%, respectively, of our aeronautical services revenues, 55.8%, 54.2% and 55.5%, respectively, of our total revenues and 62.1%, 60.5% and 60.4%, respectively, of the sum of aeronautical and non-aeronautical revenues.  Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from all carriers including cargo carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services.  Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client.  In 2012, 2013 and 2014, these charges represented approximately 5.1%, 5.1% and 5.2%, respectively, of our aeronautical services revenues, 3.5%, 3.4% and 3.5%, respectively, of our total revenues and 3.9%, 3.8% and 3.8%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

We collect charges from carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo.  These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client.  Together with our aircraft parking, boarding and unloading charges described above, in 2012, 2013 and 2014, these charges represented approximately 4.5%,4.3% and 4.5%, respectively, of our aeronautical services revenues, 3.0%, 2.9% and 3.1%, respectively, of our total revenues and 3.4%, 3.2% and 3.4%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles.  These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client.  In 2012, 2013 and 2014, these charges represented approximately 1.1%, 1.1% and 1.2%, respectively, of our aeronautical services revenues, 0.8%, 0.8% and 0.8%, respectively, of our total revenues and 0.9%, 0.8% and 0.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel.  These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight.  Independent subcontractors provide airport security services at our airports.  In 2012, 2013 and 2014, these charges represented approximately 1.2%, 1.2% and 1.2%, respectively, of our aeronautical services revenues, 0.8%, 0.8% and 0.8%, respectively, of our total revenues and 0.9%, 0.9% and 0.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports to facilitate compliance with the new baggage-screening guidelines.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening system since March 1, 2012.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  On May 1, 2014 the Mexican Bureau of Civil Aviation published mandatory circular CO SA-17.2/10 R3, which supersedes mandatory circular CO SA-17.2/10 R2 and requires that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus become subject to potential liability, if Mexican law changes in the future.

Complementary Service Providers

At each of our airports, we earn revenues from charging access and other fees from third-party providers, ramp-handling and baggage-handling services, catering services, aircraft security, providers of aircraft maintenance and repair and fuel.  These access fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of their total revenues.  We currently maintain contracts with 43 companies that provide the majority of these complementary services at our 13 airports.

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

As one of the main parts of our business strategy, we have prioritized increasing our non-aeronautical revenues, seeking new commercial, diversification and the development of complementary activities.  As a result of our efforts, our non-aeronautical revenues have increased as a percentage of our revenues.  In 2000, non-aeronautical revenues represented 12% of our total revenues, while in 2012, 2013 and 2014, non-aeronautical revenues accounted for approximately 21.9%, 23.3% and 23.9% of our total revenues, respectively.  Non-aeronautical revenues represented 24.4%, 26.0% and 26.0% in 2012, 2013 and 2014, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Revenues from Commercial Activities

As another main part of our business strategy to enhance our non-aeronautical revenues, we have prioritized increasing our revenues from commercial activities in our airports through the development and promotion of the “OMA” brand, including the “OMA Plaza” retail brand, as well as the development and promotion of the commercial services described below.  As a result of our efforts, our revenues from commercial activities increased by 11.1% in 2014 as compared to 2013, primarily as a result of the following initiatives:

•

Expanding and reconfiguring the commercial space available in our airport terminals. In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase passengers’ exposure to the commercial businesses operating in our airports. As a result, between 2000 and 2014, we increased the total area available for commercial activity in our 13 airports by approximately 95.6%, and have more than tripled the commercial area in the Monterrey airport.

•

Renegotiating agreements with terminal tenants to be more consistent with market practice. We have also improved our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports. We estimate, based on the nature of our tenant operations, that approximately 59% of our commercial space is suitable for royalty-based leasing arrangements. As of December 31, 2014, substantially all of the eligible contracts were represented by royalty-based leasing arrangements.

•

Improving the quality of retail offerings in our airports. Historically, commercial tenants in our terminals consisted of small, often similar, local businesses offering goods and services of limited variety. We have leased redesigned space formerly occupied by such tenants, as well as newly available space, to more established, internationally recognized businesses in order to improve the quality, diversity and brand recognition of commercial goods and services available to our passengers, which we believe, based in part on market surveys conducted at several of our airports, will increase the sales revenues of our commercial tenants, thereby increasing our revenues from commercial activities. As a result, our food and beverage service tenants currently offer internationally recognized brands such as Denny’s, Starbucks, Johnny Rockets, Krispy Kreme and Carl’s Jr. In order to promote commercial development at all of our airports, we encourage commercial tenants to lease bundles of commercial spaces among multiple airports that we operate.

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

Commercial activities in each of our airports currently consist of the following:

•

Parking facilities. Our concessions provide us the right to operate the car parking facilities at all of our airports. Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they are subject to the regulatory oversight of the Ministry of Communications and Transportation. In December 2013, we opened a new long-term parking lot in Terminal B of the Monterrey airport. We launched the renovation of 27 parking lots in all 15 terminals of our airports. Renovations included asphalt renewal in nine terminals, the addition of 1,053 covered parking spaces in eight airports, the addition of 25 ATMs, the inclusion of new horizontal and vertical signage and the addition of 61 entrances and exits. We completed work on these renovations at the end of December 2014 to offer customers and both international and domestic passengers more comfortable facilities and an improved experience.

•

Advertising. In 2002, we entered into a contract with a subsidiary of Corporación de Medios Integrales, S.A. de C.V., or CMI, pursuant to which we have developed a greater number of and more strategically located billboards, screens (projection and plasma) and other advertising space at our airports. Under the agreement, CMI places advertising in our airports and we collect a percentage of the revenues that CMI receives from individual advertisers. We also entered into contracts with SSL Digital, S.A. de C.V., in 2014, Impactos Frecuencia y Cobertura en Medios, S.A. de C.V., in 2013 and ISA Corporativo, S.A. de C.V., at the end of 2011 to develop alternative advertising.

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

Revenues from Diversification Activities

To enhance our non-aeronautical revenues, we are also focusing our business strategy on generating new services and products to diversify our revenue, such as hotel services, air cargo logistics services and real estate services.  We plan to develop land not needed for aeronautical operations at all of our airports for industrial, logistical or commercial uses that are directly or indirectly related to airport activities in order to strengthen the airports’ role as focal points of economic development in the cities where they are located.  As a result of our efforts, our revenues from diversification activities increased by 10.1% in 2014 as compared to 2013, primarily as a result of the following initiatives:

•

Developments at Mexico City International Airport. In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease agreement with Mexico City International Airport that expires in 2029. A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%. The Terminal 2 NH Hotel opened in August 2009. For the year ended December 31, 2014, total revenues amounted to Ps. 195,742 thousand, and annual average occupancy decreased to 79.6% from 82.5% in 2013. In 2014, the annual average rate per room was Ps. 1,817.

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

•	Office Center for Cargo Logistics Agents. Leasing of 1,500 square meters (16,146 square feet) of space at the Monterrey airport with an occupancy rate of 95% as of December 31, 2014.

•

Gasoline Service Station at Monterrey Airport. In December 2012, a gasoline service station within the Monterrey airport began operations. The 2,500 square meters (26,910 square feet) of land on which the service station is located is identified for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Pemex Refining, for a renewable term of 15 years. Grupo ORSAN is responsible for the operation of and all investments in the service station. In 2014, the leasing of this land to Grupo ORSAN generated revenues of Ps. 1,409 thousand.

We continuously evaluate new business opportunities to grow our revenues, and as part of our expansion plans in terms of diversification activities, we have been developing the following projects that we expect to generate revenues in the following years:

•

Strategic Alliance with VYNMSA Desarrollo Inmobiliario, S.A. de C.V. In November 2012, we, through our subsidiary OMA Logística, S.A. de C.V., signed a strategic alliance agreement with VYNMSA Desarrollo Inmobiliario, S.A. de C.V. (“VYNMSA”), to build and operate an industrial park at the Monterrey airport, through the company OMA VYNMSA Aero Industrial Park, S.A. de C.V. (in which OMA Logística, S.A. de C.V., has a 51% ownership interest and VYNMSA Desarrollo Inmobiliario, S.A. de C.V., has a 49% ownership interest). As part of this strategic alliance, 32.4 hectares (0.13 square miles) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park. The first phase of the industrial park included urbanization works and the construction of a 5,000-square-meter (16,404-square-foot) warehouse.

•

Hotel at Monterrey Airport. In July 2013, we, through our subsidiary OMA Logística, S.A. de C.V., signed an agreement with Grupo Hotelero Santa Fe, S. de R.L. de C.V., a Mexican hospitality investment and operating company, to develop and operate a 134-room hotel at the Monterrey airport under the Hilton Garden Inn brand through an investment of which OMA Logística, S.A. de C.V., holds 85% and Grupo Hotelero Santa Fe, S. de R.L. de C.V., holds 15%, to develop the project. The Hilton Garden Inn at the Monterrey airport will include a restaurant and bar, business centers and a fitness center and will be easily accessible from Terminals A and B of the airport. Construction of the hotel began in January 2014, and the hotel is expected to start operations during the second quarter of 2015.

Revenues from Complementary Activities

Our complementary activities generated 16.7% of our non-aeronautical revenues in 2014.  These include:

•

Leasing of space. Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

•

Baggage-Screening Services. The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006 and all domestic commercial flights as of July 2006 to undergo a comprehensive screening process for the detection of explosives. We completed the purchase and installation of screening equipment in all of our airports to facilitate our airline customers’ compliance with the new baggage-screening guidelines. We negotiated an increase to maximum rates as of 2013 with the Mexican Bureau of Civil Aviation to take into account the maintenance costs of baggage-screening systems in all of our airports required by mandatory circular CO SA-17.2/10 R3. See “Item  5. Operating and Financial Review and Prospects—Recent Developments—Increases in Maximum Rates Associated with Baggage-Screening Services.” Our subsidiary Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening systems at our airports since March 1, 2012. In 2014, our revenues from the operation of checked-baggage screening system service, which are not subject to maximum rates, amounted to Ps. 79,090 thousand.

•

Non-Permanent Ground Transportation. Our revenues from providers of ground transportation services deemed “non-permanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

Our Airports

In 2012, 2013 and 2014, our airports served a total of approximately 12.6 million, 13.3 million and 14.7 million terminal passengers, respectively.  The Monterrey airport, our metropolitan destination, accounted for approximately 48.5%, 48.3% and 48.5% of our terminal passenger traffic in 2012, 2013 and 2014, respectively.  The Acapulco, Mazatlán and Zihuatanejo airports, our tourist destinations, collectively accounted for approximately 13.3%, 13.6% and 13.1% of our terminal passenger traffic in 2012, 2013 and 2014, respectively.  The Ciudad Juárez and Reynosa airports, our border destinations, collectively accounted for approximately 8.0%, 8.2% and 8.4% of our terminal passenger traffic in  2012, 2013 and 2014, respectively.  Our regional destinations (the Culiacán, Chihuahua, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas airports) collectively accounted for approximately 30.3%, 29.9% and 30.0% of our terminal passenger traffic in 2012, 2013 and 2014, respectively.  All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following tables set forth the passenger traffic volume presented in amounts of (i) total passengers, (ii) terminal departing and arriving passengers and (iii) transit passengers, for each of our airports for the periods indicated:

Passenger Traffic

	For the Year Ended December 31,
	2010			2011			2012			2013			2014
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	736,878	3,461	740,339	596,326	5,284	601,610	546,951	3,469	550,420	617,079	11,896	628,975	631,570	14,319	645,889
Ciudad Juárez	633,919	17,613	651,532	673,364	19,865	693,229	699,394	19,263	718,657	702,904	20,395	723,299	769,029	12769	781,798
Culiacán	1,059,904	73,643	1,133,547	1,070,706	50,485	1,121,191	1,168,380	42,857	1,211,237	1,252,235	39,903	1,292,138	1,307,717	24045	1,331,762
Chihuahua	828,123	27,276	855,399	782,133	21,941	804,074	855,129	21,137	876,266	885,659	20,097	905,756	961,538	22128	983,666
Durango	217,230	1,392	218,622	227,131	3,331	230,462	241,946	3,186	245,132	235,952	2,073	238,025	255,937	2957	258,894
Mazatlán	756,122	38,416	794,538	722,492	25,618	748,110	669,407	21,210	690,617	731,297	23,012	754,309	789,234	19100	808,334
Monterrey	5,380,412	80,632	5,461,044	5,582,794	59,122	5,641,916	6,105,910	42,107	6,148,017	6,417,755	35,790	6,453,545	7,128,531	28686	7,157,217
Reynosa	198,138	449	198,587	216,599	426	217,025	302,934	640	303,574	392,206	742	392,948	472,027	957	472,984
San Luis Potosí	222,854	1,997	224,851	248,645	1,614	250,259	271,107	2,099	273,206	261,699	2,362	264,061	373,986	4265	378,251
Tampico	451,005	4,134	455,139	548,083	1,742	549,825	594,797	5,549	600,346	608,813	8,611	617,424	688,893	15979	704,872
Torreón	338,003	5,068	343,071	375,669	4,447	380,116	415,244	2,903	418,147	467,398	3,283	470,681	523,783	6629	530,412
Zacatecas	268,577	2,690	271,267	248,029	749	248,778	265,264	836	266,100	259,677	1,006	260,683	284,625	1656	286,281
Zihuatanejo	496,523	2,383	498,906	480,613	4,436	485,049	457,906	1,075	458,981	459,799	2,345	462,144	508,065	6727	514,792
Total	11,587,688	259,154	11,846,842	11,772,584	199,060	11,971,644	12,594,369	166,331	12,760,700	13,292,473	171,515	13,463,988	14,694,935	160,217	14,855,152

(1)          Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).

(2)          Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	For the Year Ended December 31,
	2010			2011			2012			2013			2014
Terminal departing passengers:	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Acapulco	254,117	116,107	370,224	237,205	61,093	298,298	232,579	40,949	273,528	278,648	39,174	317,822	274,886	40,702	315,588
Ciudad Juárez	303,974	890	304,864	326,810	1,051	327,861	339,438	570	340,008	341,168	544	341,712	373,338	469	373,807
Culiacán	525,301	14,234	539,535	532,970	12,643	545,613	580,661	15,262	595,923	620,037	16,300	636,337	649,647	16,963	666,610
Chihuahua	373,103	39,686	412,789	350,642	39,779	390,421	383,173	43,082	426,255	396,488	45,894	442,382	424,021	55,237	479,258
Durango	93,895	12,649	106,544	98,780	12,659	111,439	103,273	14,742	118,015	103,045	12,923	115,968	110,107	16,470	126,577
Mazatlán	197,648	183,320	380,968	199,362	163,608	362,970	204,234	130,676	334,910	236,199	129,541	365,740	259,659	137,412	397,071
Monterrey	2,244,797	444,353	2,689,150	2,343,593	447,962	2,791,555	2,546,737	501,335	3,048,072	2,688,982	512,089	3,201,071	2,999,728	556,128	3,555,856
Reynosa	95,622	792	96,414	105,594	548	106,142	147,230	353	147,583	190,043	261	190,304	229,420	265	229,685
San Luis Potosí	70,398	40,854	111,252	81,004	42,694	123,698	79,557	55,929	135,486	76,408	53,975	130,383	121,913	63,540	185,453
Tampico	198,462	28,119	226,581	246,843	27,733	274,576	272,389	26,722	299,111	275,994	28,477	304,471	314,875	31,015	345,890
Torreón	141,279	27,173	168,452	160,864	25,336	186,200	175,251	30,451	205,702	206,272	27,324	233,596	235,919	27,218	263,137
Zacatecas	90,214	45,785	135,999	88,878	35,760	124,638	91,657	42,687	134,344	84,663	46,144	130,807	91,071	52,829	143,900
Zihuatanejo	134,396	115,342	249,738	142,524	98,732	241,256	138,185	91,923	230,108	141,423	91,123	232,546	142,767	108,393	251,160
Total	4,723,206	1,069,304	5,792,510	4,915,069	969,598	5,884,667	5,294,364	994,681	6,289,045	5,639,370	1,003,769	6,643,139	6,227,351	1,106,641	7,333,992

	For the Year Ended December 31,
	2010			2011			2012			2013			2014
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Acapulco	293,303	73,351	366,654	257,813	40,215	298,028	253,689	19,734	273,423	282,297	16,960	299,257	301,156	14,826	315,982
Ciudad Juárez	328,836	219	329,055	345,236	267	345,503	359,065	321	359,386	360,612	580	361,192	394,633	589	395,222
Culiacán	519,617	752	520,369	524,641	452	525,093	570,144	2,313	572,457	613,316	2,582	615,898	640,686	421	641,107
Chihuahua	386,192	29,142	415,334	362,790	28,922	391,712	397,479	31,395	428,874	409,847	33,430	443,277	443,627	38,653	482,280
Durango	103,924	6,762	110,686	108,632	7,060	115,692	114,779	9,152	123,931	111,471	8,513	119,984	120,603	8,757	129,360
Mazatlán	198,206	176,948	375,154	200,089	159,433	359,522	213,690	120,807	334,497	248,913	116,644	365,557	271,600	120,563	392,163
Monterrey	2,332,544	358,718	2,691,262	2,408,290	382,949	2,791,239	2,616,416	441,422	3,057,838	2,769,936	446,748	3,216,684	3,093,287	479,388	3,572,675
Reynosa	101,566	158	101,724	110,225	232	110,457	154,785	566	155,351	201,373	529	201,902	241,890	452	242,342
San Luis Potosí	75,346	36,256	111,602	87,091	37,856	124,947	89,390	46,231	135,621	89,808	41,508	131,316	140,521	48,012	188,533
Tampico	206,835	17,589	224,424	254,719	18,788	273,507	278,529	17,157	295,686	287,686	16,656	304,342	326,042	16,961	343,003
Torreón	145,486	24,065	169,551	163,404	26,065	189,469	178,550	30,992	209,542	205,680	28,122	233,802	233,710	26,936	260,646
Zacatecas	95,886	36,692	132,578	97,857	25,534	123,391	100,209	30,711	130,920	92,046	36,824	128,870	99,187	41,538	140,725
Zihuatanejo	149,212	97,573	246,785	152,476	86,881	239,357	148,135	79,663	227,798	146,895	80,358	227,253	157,268	99,637	256,905
Total	4,936,953	858,225	5,795,178	5,073,263	814,654	5,887,917	5,474,860	830,464	6,305,324	5,819,880	829,454	6,649,334	6,464,210	896,733	7,360,943

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2014:

Capacity(1) by Airport(2)

Airport	Peak Air Traffic Movements per Hour	Runway Capacity(3)	% Capacity Used
Acapulco	7	40	17.5
Ciudad Juárez	6	20	30.0
Culiacán	10	20	50.0
Chihuahua	8	40	20.0
Durango	4	40	10.0
Mazatlán	6	22	27.3
Monterrey	27	38	71.1
Reynosa	5	18	27.8
San Luis Potosí	5	20	25.0
Tampico	6	22	27.3
Torreón	6	20	30.0
Zacatecas	3	20	15.0
Zihuatanejo	7	20	35.0

(1)          Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).

(2)          2014 figures.

(3)          Air traffic movements per hour.

The following table sets forth the terminal capacity of each of our airports as of December 31, 2014:

Capacity(1) by Airport(2)

Airport	Peak Passenger Traffic Movements per Hour	Terminal Capacity(3)	% Capacity Used
Acapulco	467	1,382	33.8
Ciudad Juárez	500	621	80.5
Culiacán	813	938	87.4
Chihuahua	605	781	77.4
Durango	485	485	39.0
Mazatlán	647	1,570	41.2
Monterrey Terminal A	1,290	2,127	60.6
Monterrey Terminal B	830	1,371	60.6
Monterrey Terminal C	895	823	108.7
Reynosa	407	326	124.9
San Luis Potosí	327	479	68.3
Tampico	505	683	73.9
Torreón	376	545	69.0
Zacatecas	287	571	50.3
Zihuatanejo	710	809	87.7

(1)          Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).

(2)          2014 figures.

(3)          Passenger traffic during peak hours.

The following table sets forth the air traffic movements for each of our airports for the periods indicated:

Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
Acapulco	25,843	23,410	22,595	21,755	24,616
Ciudad Juárez	15,756	13,921	14,766	13,960	13,750
Culiacán	46,226	48,045	42,910	41,482	38,848
Chihuahua	35,829	33,856	32,129	30,390	30,462
Durango	19,455	19,508	19,117	17,734	16,660
Mazatlán	22,687	21,938	18,480	18,104	17,082
Monterrey	90,216	86,071	88,604	90,234	102,462
Reynosa	8,267	8,978	11,603	11,998	12,590
San Luis Potosí	21,212	21,432	21,396	19,092	21,780
Tampico	21,348	20,945	22,299	20,683	21,478
Torreón	15,436	15,998	16,806	16,311	16,820
Zacatecas	9,936	9,515	9,819	8,447	8,958
Zihuatanejo	12,616	12,385	11,538	10,788	11,688
Total	344,827	336,002	332,062	320,978	337,194

(1)          Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

                                     Average Passengers per Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
Acapulco	28.5	25.5	24.2	28.4	25.7
Ciudad Juárez	40.2	48.4	47.4	50.4	55.9
Culiacán	22.9	22.3	27.2	30.2	33.7
Chihuahua	23.1	23.1	26.6	29.1	31.6
Durango	11.2	11.6	12.7	13.3	15.4
Mazatlán	33.3	32.9	36.2	40.4	46.2
Monterrey	59.6	64.9	68.9	71.1	69.6
Reynosa	24.0	24.1	26.1	32.7	37.5
San Luis Potosí	10.5	11.6	12.7	13.7	17.2
Tampico	21.1	26.2	26.7	29.4	32.1
Torreón	21.9	23.5	24.7	28.7	31.1
Zacatecas	27.0	26.1	27.0	30.7	31.8
Zihuatanejo	39.4	38.8	39.7	42.6	43.5
Average of all airports	33.6	35.0	37.9	41.4	43.6

(1)          Includes total passengers divided by total air traffic movements.

Air Traffic Movements by Aviation Category(1)

	For the Year Ended December 31,
	2012	2013	2014
Commercial aviation	182,139	185,895	208,046
Charter aviation	697	734	829
General aviation and other	149,226	134,349	128,319
Total	332,062	320,978	337,194

(1)    Includes departures and landings for all 13 airports.

Metropolitan Destination

Monterrey International Airport

The Monterrey airport is our most important airport based on passenger traffic (including both domestic and international passengers), air traffic movements and contribution to aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Monterrey airport was the fourth busiest airport in Mexico in 2014 based on commercial and general aviation passenger traffic.  In 2012, 2013 and 2014, it accounted for approximately 48.5%, 48.3% and 48.5%, respectively, of our terminal passenger traffic.

In 2012, 2013 and 2014, a total of 6.1 million, 6.4 million and 7.1 million terminal passengers, respectively, were served by the Monterrey airport.  Of the terminal passengers in 2012, 84.6% were domestic, and 15.4% were international passengers.  In 2013, 85.1% were domestic, and 14.9% were international passengers.  In 2014, 85.5% were domestic, and 14.5% were international passengers.  This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 12 commercial airlines operated at this airport during 2014.  In 2014, airlines operating at this airport served 42 direct destinations, including 30 domestic destinations and 12 international destinations.  In 2014, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Guadalajara, Hermosillo, Veracruz, Chihuahua, Toluca, Houston, Dallas, Atlanta, Las Vegas, Chicago, Detroit, San Antonio and Panama City.

In 2014, the principal domestic airlines operating at the airport were VivaAerobus, Interjet, Aeroméxico Connect, Aeroméxico, Volaris and TAR.  Aeroméxico Connect started flying to and from Toluca on February 25, 2013 and stopped flying to and from Brownsville and Laredo on April 26 and August 10, 2013, respectively.  Aeroméxico started flying to and from Chicago on December 12, 2013 and stopped flying to and from Cancún on August 29, 2013.  VivaAerobus started flying to and from Querétaro and La Paz on September 2 and December 14, 2013, respectively, and stopped flying to and from Las Vegas, Cuernavaca and San Antonio on February 2, May 13 and August 17, 2013, respectively.  Interjet started flying to and from Las Vegas on March 13, 2013 and stopped flying to and from Havana on April 14, 2013.  On May 5, 2014 Aeroméxico started flying to Aguascalientes and in June 2014 Aeroméxico opened domestic routes to Cancún, San Luis Potosí, Puerto Vallarta, San José del Cabo.  On June 17, 2014, TAR started flying to Tampico. The principal non-Mexican airlines operating at this airport are United, American Airlines, Delta and Copa.  Avianca stopped flying to and from San José, Costa Rica on May 15, 2013.  Delta started flying to and from Los Angeles on November 2, 2014.  Aeroméxico started flying to and from Tokyo, Japan, Houston and New York on September 19, November 3 and December 8, 2014, respectively.

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

The Monterrey airport operates 24 hours a day.  The airport currently has two operating runways, one with a length of 3,000 meters (9,842 feet) and the other with a length of 1,800 meters (5,905 feet).  The airport’s runway capacity is 38 air traffic movements per hour.  The airport also has an instrument landing system on runway 29.  The airport occupies a total area of 820 hectares (3.17 square miles) and has three commercial passenger terminal buildings (Terminal A, B and C for domestic and international flights) with a total area of approximately 58,848 square meters (6,334,434 square feet).  The airport has three platforms for commercial aviation operations, one platform for general aviation operations, one platform for air freight operations and eleven taxiways.

The Terminal A building has a total area of approximately 29,783 square meters (320,582 square feet), of which 3,606 square meters (38,815 square feet) is commercial space, a 21-position apron for commercial aviation, a two-position apron for air freight, a six-position apron for general aviation, nine air bridges, an ample boarding lounge for passengers making connections with other flights and other boarding lounges.  Terminal A has 14 boarding gates for international or domestic flights and a public parking facility that accommodates 1,149 vehicles.

The Terminal B building started operations on September 1, 2010, and is used by Aeroméxico, Aeroméxico Connect and Delta.  Terminal B has a total area of approximately 19,187 square meters (206,527 square feet), of which 2,402 square meters (25,855 square feet) is commercial space.  It has two levels plus a mezzanine and includes six air bridges, a 15-position commercial aviation apron and 10 boarding gates.  Terminal B also has a public parking facility that accommodates 624 vehicles.

The Terminal C building has a total area of approximately 9,878 square meters (88,479 square feet), of which 1,259 square meters (13,552 square feet) is commercial space.  This terminal, which commenced operation at year-end 2006, is used by the low-cost carrier VivaAerobus.  Terminal C has four boarding gates and serves five aircraft positions for general aviation.  In October 2011, we began the construction of a new project in Terminal C consisting of new modern access to the terminal building, more commercial spaces and an additional baggage-claim area, with a total area of approximately 3,420 square meters (36,812 square feet); this area began operation in January 2012.  Currently, Terminal C has a public parking facility that accommodates 730 vehicles.

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

In December 2012, a gasoline service station in the Monterrey airport began operations.  The 2,500 square meters (26,910 square feet) of land on which the service station is located was identified as a site for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Pemex Refining, for a renewable term of 15 years.  Grupo ORSAN is responsible for the operation of and all investments in the service station.  For the year ended December 31, 2014, the leasing of space to Grupo ORSAN generated Ps. 1,409 thousand.

To allow the future expansion of the Monterrey airport, including its second runway, in 2009, we completed the acquisition of land strategically located adjacent to the Monterrey airport with an aggregate surface area of 777 hectares (3 square miles) for an aggregate price of Ps. 1,159,631 thousand (U.S.$ 88.8 million) (amount expressed in nominal 2009 pesos).  The acquired land is classified in our financial statements as land owned by the Company at its acquisition value, presented as a fixed asset.  On October 1, 2012, we presented a proposal to the Mexican Bureau of Civil Aviation to recover the cost of our investment in the land, meaning that we requested that the Mexican Bureau of Civil Aviation recognize the acquired land as part of our future investment in the Monterrey airport concession included in the airport’s required master development program investments, rather than as a fixed asset that we own.  On December 4, 2012, we received authorization from the Mexican Bureau of Civil Aviation to reallocate Ps. 386,538 thousand (amount expressed in nominal 2009 pesos) in investments to be included in the 2011–2015 master development program for the Monterrey airport.  Additionally, during the 2011 master development program review, Ps. 77,306 thousand was reallocated due to extraordinary adjustment of the Monterrey airport’s maximum rate under its master development program.  We are currently reviewing various possibilities for the recovery of the remaining land with the Mexican Bureau of Civil Aviation at a cost of Ps. 695,769 thousand (amount expressed in nominal 2009 pesos).  The actual amounts of recovery are adjusted annually based on the Mexican Producer Index (Índice Nacional de Precios Productor).

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  Historically, Aeropuerto del Norte has been used solely for general aviation operations.  The state of Nuevo León has requested in the past that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations.  To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  The Ministry of Communications and Transportation may authorize such an amendment and that commercial aviation flights will not operate from Aeropuerto del Norte in the future.  In addition, we understand that Aeropuerto del Norte is not capable of accommodating commercial passenger traffic with its current infrastructure.

Tourist Destinations

Acapulco International Airport

The Acapulco airport is our seventh most important airport based on passenger traffic and air traffic movements and our seventh most important airport based on aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Acapulco airport was the 22nd busiest airport in Mexico in 2014 based on commercial and general aviation passenger traffic.  In 2012, 2013 and 2014, it accounted for approximately 4.3%, 4.6% and 4.3%, respectively, of our terminal passenger traffic.

In 2012, 2013 and 2014, a total of 546,951, 617,079, and 631,570 terminal passengers, respectively, were served by the Acapulco airport.  Of the terminal passengers in 2012, 88.9% were domestic, and 11.1% were international.  In 2013, 90.9% were domestic, and 9.1% were international.  In 2014, 91.2% were domestic, and 8.8% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 12 airlines (eight commercial airlines and four charter airlines) operated at this airport during 2014.  In 2014, airlines operating at this airport served ten direct destinations, including six domestic destinations and four international destinations.  In 2014, the principal routes to and from this airport, based on passenger traffic in 2014, were México City, Toluca, Tijuana and Monterrey.

In 2014, the principal domestic airlines operating at the airport were Aeroméxico Connect, Interjet, Aeromar, Volaris, Aeroméxico, VivaAerobus and TAR.  Aeroméxico Connect started flying to and from Toluca on March 1, 2013.  On March 20, 2014, TAR began flying to and from Querétaro and on June 6, 2014 began flying to and from Guadalajara.  On October 26, 2014, Volaris began to fly to and from Mexico City.  The principal non-Mexican airline operating at the airport was United, and its main direct destination was Houston.  Charter airlines operated three charter routes, of which the most popular were Montreal, and Toronto.  Delta stopped operations at the airport on April 7, 2012.

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

The runway capacity at the Acapulco airport is 40 air traffic movements per hour.  The airport also has two instrument landing systems on for landing in low visibility on runways 10 and 28, which provide precise guidance to assist aircraft during landing.  The airport occupies a total area of 448.7 hectares (1.73 square miles) with a total terminal space of 19,341 square meters (208,184 square feet), of which 1,461 square meters (15,726 square feet) is commercial space.  Besides having the instrument landing system, runway 10-28 has approach lights and flashes on both headers.  Currently, the Acapulco airport has a public parking facility that accommodates 239 vehicles.

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

Mazatlán International Airport

The Mazatlán airport is our fourth most important airport based on passenger traffic.  According to the Mexican Bureau of Civil Aviation, the Mazatlán airport was the 17th busiest airport in Mexico in 2014 based on commercial and general aviation passenger traffic.  In 2012, 2013 and 2014, it accounted for approximately 5.3%, 5.5% and 5.4%, respectively, of our terminal passenger traffic.

In 2012, 2013, and 2014, a total of 669,407, 731,297 and 789,234 terminal passengers, respectively, were served by the Mazatlán airport.  Of the terminal passengers in 2012, 62.4% were domestic, and 37.6% were international.  In 2013, 66.3% were domestic, and 33.7% were international.  In 2014, 67.3% were domestic, and 32.7% were international. The airport’s passengers are predominantly domestic tourists who come from Mexico City, Monterrey and Tijuana among other cities and international tourists who come primarily from the United States and Canada.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 14 airlines operate at the airport (12 commercial airlines and two charter airlines).  In 2014, the Mexican commercial airlines operating at this airport were VivaAerobus, Aeroméxico Connect, Volaris, Interjet and Magnicharters.

In 2014, the non-Mexican commercial airlines operating at the airport were US Airways, Alaska Airlines, WestJet, American Eagle, Delta and Mesa Airlines.  The airlines’ operations at the airport serve ten direct destinations throughout the year on a regular basis.  Of these destinations, Mexico City, Monterrey, Tijuana, La Paz, Los Mochis and San José del Cabo were the domestic routes.  The international destinations served by this airport were Phoenix and Los Angeles in the United States and Edmonton and Toronto in Canada.  United stopped flying to and from Houston on November 29, 2012.  The charter airlines were Sunwing Airlines and Aerolíneas Damojh.  These charter airlines fly to and from Minneapolis in the United States and to and from Edmonton, Toronto and Vancouver in Canada.

The Mazatlán airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of 438,434.  Mazatlán is the principal tourist destination of the Sinaloa region, with about 11,235 hotel rooms, according to the Mexican Ministry of Tourism (Secretaría de Turismo).  Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

The Mazatlán airport operates 24 hours a day.  Its runway capacity is 22 air traffic movements per hour.  The airport occupies approximately 458 hectares (1.77 square miles) of land.  The airport’s facilities include a terminal building with a total area of 18,835 square meters (202,738 square feet), of which 2,019 square meters (21,732 square feet) is commercial space.  The airport has a commercial aviation apron with 10 positions and a general aviation apron with 60 positions.  In addition, the airport has four air bridges and a public parking facility that accommodates 157 vehicles.  The airport’s runway is 2,702 meters (8,865 feet) long, with four taxiways that connect the commercial and general aviation platforms and includes an instrument landing system on runway 26.

In 2014, the terminal building was expanded by 2,300 square meters (24,757 square feet) and 2,500 square meters (26,919 square feet) of space were refurbished, including the main façade of the airport, waiting area, check-in and inspection points, restrooms and offices.  Commercial spaces were also expanded.

Zihuatanejo International Airport

The Zihuatanejo airport is our ninth most important airport based on passenger traffic.  According to the Mexican Bureau of Civil Aviation, the Zihuatanejo airport was the 28th busiest airport in Mexico in 2014 based on commercial and general aviation passenger traffic.  In 2012, 2013 and 2014, it accounted for approximately 3.6%,3.5% and 3.5% respectively, of our terminal passenger traffic.

In 2012, 2013 and 2014, a total of 457,906, 459,799 and 508,065 terminal passengers, respectively, were served by the Zihuatanejo airport.  Of the terminal passengers in 2012, 62.5% were domestic, and 37.5% were international.  In 2013, 62.7% were domestic, and 37.3% were international. In 2014, 59.1% were domestic, and 40.9% were international.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican economic conditions.

A total of 21 airlines operate at the airport (14 commercial airlines and seven charter airlines).  In 2013, the principal domestic airlines were Interjet, Aeroméxico Connect, Magnicharters and Aeromar.  In 2014, the non-Mexican airlines operating at the airport included Alaska Airlines, United and Westjet.  In 2014, airlines operating at this airport served five regular destinations during the year:  Mexico City, Toluca, Los Angeles, Houston and Phoenix.  In 2014, the most important charter airlines operating at this airport were Air Canada (Toronto, Montreal, Vancouver and Calgary), Sunwing Airlines (Kelowna), AirTran Airways (Milwaukee), which merged with Southwest Airlines in December 2014, and Miami Airlines (Chicago).

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

The Zihuatanejo airport operates 14 hours a day.  The airport has one runway, which is 2,500 meters (8,202 feet) long with a runway capacity of 20 air traffic movements per hour.  The airport’s facilities include a terminal building encompassing an area of 9,710 square meters (104,517 square feet), including 971 square meters (10,452 square feet) of commercial space.  It has a six-position commercial aviation apron, a 21-position general aviation apron and two taxiways.  Currently, the Zihuatanejo airport has a public parking facility that accommodates 171 vehicles.

The quality of services offered at the Zihuatanejo airport has improved as a result of the rehabilitation of its runway, the remodeling and expansion of the departure gate area and the reconfiguration of the passenger and carry-on luggage screening area.

Regional Destinations

Chihuahua International Airport

The Chihuahua airport is our third most important airport based on passenger traffic and air traffic movements and our third most important airport based on aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Chihuahua airport was the 14th busiest airport in Mexico in 2014 based on commercial and general aviation passenger traffic.  In 2012, 2013 and 2014, it accounted for approximately 6.8%, 6.7% and 6.5%, respectively, of our terminal passenger traffic.

In 2012, 2013 and 2014, a total of 855,129, 885,659 and 961,538 terminal passengers, respectively, were served by the Chihuahua airport.  Of the terminal passengers in 2012, 91.3% were domestic, and 8.7% were international.  In 2013, 91.0% were domestic, and 9.0% were international.  In 2014, 90.2% were domestic, and 9.8% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight commercial airlines operate at the airport; the principal airlines are Aeroméxico Connect, Volaris, Interjet, Aeroméxico, VivaAerobus, American Eagle and United.  In 2014, airlines operating at this airport served 13 destinations, including Mexico City, Monterrey, Guadalajara, Hermosillo, Cancún, Ciudad Juárez, Dallas and Houston.  Volaris started flying to and from Monterrey on March 29, 2014 and to and from Denver on July, 12, 2014.  Volaris started flying to Cancún and Tijuana on July 1, 2013 and October 15, 2013, respectively.  VivaAerobus started flying to and from Guadalajara on February 15, 2010, and ended this route on August 19, 2011.  On May 22, 2012, Volaris and from started flying to and from Guadalajara three times a week.  On May 12, 2012, Aeroméxico started flying charter routes to and from Puerto Vallarta, Mazatlán and Cancún.

The Chihuahua airport is located approximately 18 kilometers (11 miles) from the city of Chihuahua, the capital of the state of Chihuahua.  The city’s population is 794,139.  Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

The Chihuahua airport operates 14 hours a day.  The airport has three runways, with lengths of 2,600 meters (8,530 feet), 2,400 meters (7,874 feet) and 1,100 meters (3,609 feet), respectively.  The runway system has a capacity of 40 air traffic movements per hour.  The airport also has an instrument landing system on runway 36.  The airport occupies a total area of approximately 921.4 hectares (3.56 square miles).  The airport’s facilities include a terminal building with a total area of approximately 7,813 square meters (84,098 square feet), including 874 square meters (9,408 square feet) of commercial space, an eight-position apron for commercial aviation, two aprons with a total of 21 positions for general aviation, four taxiways, a one-position apron for airfreight and one air bridge.  The airport has six gates for international or domestic flights.  Currently, the Chihuahua airport has a public parking facility that accommodates 257 vehicles.

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

Culiacán International Airport

The Culiacán airport is our second most important airport based on passenger traffic, air traffic movements and contribution to aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Culiacán airport was the 10th busiest airport in Mexico in 2014 based on commercial and general aviation passenger traffic.  In 2012, 2013 and 2014, it accounted for approximately 9.3%, 9.4% and 8.9%, respectively, of our terminal passenger traffic.

In 2012, 2013 and 2014, a total of 1,168,380, 1,252,235 and 1,307,717 terminal passengers, respectively, were served by the Culiacán airport.  Of the terminal passengers in 2012, 98.5% were domestic, and 1.5% were international.  In 2013, 98.5% were domestic, and 1.5% were international.  In 2014, 98.7% were domestic, and 1.3% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation.  In 2012, 2013 and 2014, commercial aviation accounted for approximately 97.5%, 98.2% and 98.0%, respectively, and general aviation accounted for approximately 2.5%,1.8% and 2.0%, respectively, of the airport’s terminal passenger traffic.

A total of five commercial airlines operate at the airport; the principal airlines are Volaris, Aeroméxico Connect,VivaAerobus, Interjet, and Aeromexico.  In 2014, airlines operating at this airport served seven destinations, including Mexico City, Tijuana, Monterrey, Guadalajara, La Paz, San José del Cabo and Hermosillo.  Volaris started flying to and from Hermosillo on October 19, 2012, but stopped flying this route on November 30, 2012.  Volaris also started flying a weekly international route to and from Los Angeles on August 4, 2012.  Aeroméxico Connect started flying to and from Loreto on March 24, 2013 and Aeroméxico started flying to and from Tijuana on October 1, 2013.  On August 21, 2014, Interjet started flying to and from Tijuana.

The Culiacán airport is located approximately 14 kilometers (9 miles) from the city of Culiacán.  The population of the whole municipality is 994,241.  Culiacán is the capital of the state of Sinaloa, an important producer of beef and agricultural products.  The potential for growth of exports to the United States could generate an increase in cargo operations at this airport, though growth may not occur, and therefore cargo operations may not increase as a result thereof.

The Culiacán airport operates 16 hours a day.  Its runway capacity is 20 air traffic movements per hour.  The airport occupies a total area of 294.3 hectares (1.14 square miles).  The airport’s facilities include a terminal building with a total area of approximately 11,250 square meters (121,094 square feet), including 1,578 square meters (16,985 square feet) of commercial space, an eight-position apron for commercial aviation, a 60-position apron for general aviation, two taxiways and two air bridges.  The Culiacán airport has a public parking facility that accommodates 297 vehicles.

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

Durango International Airport

In each of 2012, 2013 and 2014, the Durango airport accounted for approximately 1.7% of our terminal passenger traffic.

In 2012, 2013 and 2014, a total of 241,946, 235,952 and 255,937 terminal passengers, respectively, were served by the Durango airport.  Of the terminal passengers 2012, 90.1% were domestic, and 9.9% were international.  In 2013, 90.9% were domestic, and 9.1% were international.  In 2014, 90.1% were domestic, and 9.9% were international.   Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines currently operate at the airport:  Aeroméxico Connect, Aeromar, TAR and United.  United started flying a weekly route to and from Los Angeles on March 10, 2012.  TAR began operating at this airport on March 14, 2014, with two daily flights.

In 2014, airlines operating at this airport served six direct destinations (Mexico City, Guadalajara, Monterrey, Tijuana, Houston and Los Angeles) throughout the entire year.

The Durango airport is located approximately 16 kilometers (10 miles) from the City of Durango, which has a population of 582,267.  The state of Durango is rich in natural resources and is Mexico’s leading producer of gold, silver, lead and zinc.

The Durango airport operates 14 hours a day.  The airport’s runway is 2,900 meters (9,514 feet) long.  The runway has five taxiways and a capacity of 40 air traffic movements per hour.

The airport’s total area is 552.2 hectares (2.13 square miles).  Its facilities include a 3,878-square-meter (41,742-square-foot) terminal building with 485 square meters (5,221 square feet) of commercial space.  It has a four-position commercial aviation apron, a 29-position general aviation apron and a 138-space public parking area.  The airport has two boarding gates for international or domestic flights.

San Luis Potosí International Airport

According to the Mexican Bureau of Civil Aviation, the San Luis Potosí airport was the 33rd busiest airport in Mexico in 2014 based on commercial and general aviation passenger traffic.  In 2012, 2013 and 2014, the San Luis Potosí airport accounted for approximately 2.2%, 2.0% and 2.5%, respectively, of our terminal passenger traffic.

In 2012, 2013 and 2014, a total of 271,107, 261,699 and 373,986 terminal passengers, respectively, were served by the San Luis Potosí airport.  Of the terminal passengers in2012, 62.3% were domestic, and 37.7% were international.  In 2013, 63.5% were domestic, and 36.5% were international.  In 2014, 70.2% were domestic, and 29.8% were international.   Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of seven commercial airlines operate at the airport:  Aeroméxico Connect, Volaris, Aeromar, Interjet, Magnicharters, American Eagle and United.  In 2014, airlines operating at this airport served seven destinations (four domestic routes and three international routes).  Of these destinations, the airport’s most important direct routes were Mexico City, Cancún, Dallas and Houston.

The San Luis Potosí airport operates 24 hours per day and is located approximately 15 kilometers (9 miles) from the northeast city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of 772,604.  The city of San Luis Potosí has 17 industrial parks, 1,235 km (767 miles) of railways, 11,517 km (7,156 miles) of highways and according to the “Doing Business 2014” report published by the World Bank, San Luis Potosí is the fourth easiest city in Mexico to do business.  The airport operates 24 hours a day and has two runways and main runway capacity of 20 air traffic movements per hour.  The principal runway is 3,000 meters (9,843 feet) long, and the secondary runway is 1,000 meters (3,281 feet) long.  The airport has a total area of 519.8 hectares (2.00 square miles).  The airport’s facilities include a terminal building with approximately 3,832 square meters (41,247 square feet), including 453 square meters (4,876 square feet) of commercial space, a five-position platform for commercial aviation, two aprons with a total of 27 positions  for general aviation, two taxiways, a boarding lounge and a public parking facility that accommodates 222 vehicles.  The airport’s navigational aids include precision approach path indicators, VHF omnidirectional radio and an instrument landing system on runway 14.

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

Tampico International Airport

According to the Mexican Bureau of Civil Aviation, the Tampico airport was the 19th  busiest airport in Mexico in 2014 based on commercial and general aviation passenger traffic.  In  2012, 2013 and 2014, it accounted for approximately 4.7%, 4.6% and 4.7%, respectively, of our terminal passenger traffic.

In 2012, 2013 and 2014, a total of 594,797, 608,813 and 688,893 terminal passengers, respectively, were served by the Tampico airport.  Of the terminal passengers in 2012, 92.6% were domestic, and 7.4% were international.   In 2013, 92.6% were domestic, and 7.4% were international.  In 2014, 93.0% were domestic, and 7.0% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

In 2014, the seven commercial airlines operating at the airport were Interjet, Aeroméxico Connect, VivaAerobus, Aeromar, Volaris, TAR and United, serving eight direct destinations: Mexico City, Monterrey, Cancún, Villahermosa, Guadalajara, Veracruz, Querétaro and Houston.  VivaAerobus started flying to and from Cancún on June 7, 2013.  VivaAerobus stopped flying to and from Mexico City and Toluca on January 4, 2013 and August 30, 2013, respectively.  Aeromar stopped flying to and from Reynosa on February 27, 2013.  TAR started flying to and from Monterrey on June, 26, 2014. Volaris started flying to and from Mexico City on September 8, 2014 and started flying to and from Guadalajara on October 4, 2014.  VivaAerobus started flying to and from Guadalajara on June 23, 2014 and started flying to and from Villahermosa on June 24, 2014.

The Tampico airport serves the industrial zone of Tampico, Ciudad Madero and Altamira, which have a combined population of 706,771.  This industrial zone is home to companies in the petroleum and chemical industries.

The Tampico airport operates Monday, Wednesday and Friday from 6:30 a.m. to 9:30 p.m. (local time) and from 6:30 a.m. to 9:00 p.m. on Sunday, Tuesday, Thursday and Saturday.  The airport has three runways in operation.  The principal runway is 2,550 meters (8,366 feet) long, the second runway is 1,300 meters (4,265 feet) in length, and the third runway (used exclusively for Alpha (A) category aircraft and visual flights) is 1,200 meters (3,937 feet) long.  The airport has a capacity of 22 air traffic movements per hour and includes an instrument landing system, which provides precise guidance to assist aircraft during landing,

The airport’s total area is 391.7 hectares (1.51 square miles).  Its facilities include a 6,833-square-meter (73,550-square-foot) terminal building, of which 691 square meters (7,438 square feet) are commercial spaces.  It has a seven-position apron for commercial aviation, an 18-position apron for general aviation, two taxiways and four boarding gates.  Currently, the Tampico airport has a public parking facility that accommodates 254 vehicles.

Torreón International Airport

According to the Mexican Bureau of Civil Aviation, the Torreón airport was the 25th busiest airport in Mexico in 2014 based on commercial and general aviation passenger traffic.  In, 2012, 2013 and 2014, the Torreón airport accounted for approximately 3.3%, 3.5% and 3.6%, respectively, of our terminal passenger traffic.

In 2012, 2013 and 2014, a total of 415,244, 467,398 and 523,783 terminal passengers, respectively, were served by the Torreón airport.  Of the terminal passengers in 2012, 85.2% were domestic, and 14.8% were international.  In 2013, 88.1% were domestic, and 11.9% were international.  In 2014, 89.7% were domestic, and 10.3% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

In 2014, a total of five commercial airlines operated at the airport, the principal of which were Aeroméxico Connect, VivaAerobus, Interjet, American Airlines and United.  In 2014, these airlines served seven direct destinations:  Mexico City, Guadalajara,  Hermosillo, Chihuahua, Monterrey, Dallas and Houston.  On March 1, 2011, VivaAerobus began operating a daily route to and from Mexico City.  VivaAerobus started flying to and from Cancún on June 1, 2013 and stopped flying on August 16, 2014. Also VivaAerobus started flying to Guadalajara on June 1, 2013. Interjet started flying to and from Mexico City on July 8, 2013.  Aeroméxico started flying to and from Monterrey on November 3, 2014.

The Torreón airport is located in the city of Torreón, which is part of the La Laguna region, Mexico’s top dairy-producing region and an important industrial and commercial region, with nearly 300 maquiladoras.  Approximately 639,629 people live in the city of Torreón, and approximately 1.2 million people live in La Laguna region.

The Torreón airport operates 14 hours a day.  The airport has two runways.  The principal runway measures 2,755 meters (9,038 feet) in length, and the secondary runway measures 1,718 meters (5,636 feet) in length.  The airport has a runway capacity of 20 air traffic movements per hour.

The airport’s total area is 364.2 hectares (1.41 square miles).  Its facilities include a terminal building of 5,447 square meters (5,863 square feet), of which 442 square meters (4,758 square feet) are commercial space, an eight-position apron for commercial aviation, a nine-position apron for general aviation, two taxiways, five boarding gates, several VIP lounges and one air bridge.  Currently, the Torreón airport has a public parking facility that accommodates 142 vehicles.

Zacatecas International Airport

According to the Mexican Bureau of Civil Aviation, the Zacatecas airport was the 35th busiest airport in Mexico in 2014 based on commercial and general aviation passenger traffic.  In 2012, 2013 and 2014 the Zacatecas airport accounted for approximately 2.1%, 2.0% and 1.9%, respectively, of our terminal passenger traffic.

In 2012, 2013 and 2014, a total of 265,264, 259,677 and 284,625 terminal passengers, respectively, were served by the Zacatecas airport.  Of the terminal passengers in 2012, 72.3% were domestic, and 27.7% were international.  In 2013, 68.0% were domestic, and 32.0% were international.  In 2014, 66.8% were domestic, and 33.2% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.  Currently, the four commercial airlines that operate at this airport are Volaris, Aeroméxico Connect, Interjet and American Eagle, which serve five direct destinations.  The airport’s domestic routes are to and from Mexico City and Tijuana.  The airport’s international routes are to and from Los Angeles, Chicago and Dallas.

On September 13, 2011, Volaris started flying to and from Mexico City.  International air traffic was negatively affected by Mexicana de Aviación’s suspension of operations.  Routes from Zacatecas to and from Oakland, Los Angeles and Chicago were operated by this airline.

In 2014, airlines operating at this airport served five destinations:  Mexico City, Tijuana, Los Angeles, Chicago and Dallas.  Volaris and Aeroméxico Connect started flying to and from Chicago on November 10, 2011, and December 2, 2011, respectively.  Aeroméxico Connect stopped flying its route to and from Chicago on March 31, 2012.

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

The airport’s total area is 216 hectares (0.83 square miles).  The terminal building is 5,707 square meters (61,430 square feet), of which 307 square meters (3,305 square feet) is commercial area.  It has a three-position apron for commercial aviation, a 12-position apron for general aviation, three boarding gates and a parking lot with 202 parking spaces.

In January 2012, we began construction of a solar park at Zacatecas airport.  The main objective of the solar park is the generation of sustainable electricity through state-of-the-art technology in solar panels and solar parabolic concentrators.  The solar park installation uses two different photovoltaic generation technologies: rigid monocrystalline silicon panels and photovoltaic parabolic concentrators, each with an installed capacity of 100 Kw in a land area of approximately 4,000 square meters (43,056 square feet), which in 2014 generated approximately 347,551 Kw/h for the airport, equivalent to approximately 67% of the airport’s total electricity requirements.  We believe that this solar park is among the first at an airport in Latin America.

Border Destinations

Ciudad Juárez International Airport

According to the Mexican Bureau of Civil Aviation, the Ciudad Juárez airport was the 18th busiest airport in Mexico in 2014 based on commercial and general aviation passenger traffic.  In 2012, 2013 and 2014, the Ciudad Juárez airport accounted for approximately 5.6%, 5.3% and 5.2%, respectively, of our terminal passenger traffic.

In 2012, 2013 and 2014, a total of 699,394, 702,904 and 769,029 terminal passengers, respectively, were served by the Ciudad Juárez airport.  Of the terminal passengers in 2012, 2013 and 2014, 99.9%, 99.8% and 99.9%, respectively, were domestic.

In 2014, six airlines operated at the airport (five commercial airlines and one charter airline): Aeroméxico Connect, VivaAerobus, Interjet, Volaris, Aeroméxico and Aerolíneas Damojh, serving twelve destinations.  In 2014, the airport served 12 direct routes (seven were commercial routes and five were charter routes).  Of these destinations, the airport’s most important direct routes were Mexico City, Guadalajara, Monterrey, Tijuana and Hermosillo.  On March 1, 2011, VivaAerobus started flying a daily route to and from Mexico City.  The Ciudad Juárez airport has general aviation international flights but does not currently have any international commercial routes.

VivaAerobus started flying to and from Mexico City and Guadalajara in 2010.  Aeroméxico has three daily direct flights to and from Mexico City.  Aeroméxico Connect serves destinations including Mexico City, Chihuahua, Guadalajara, Tijuana, Hermosillo and Monterrey.  Aeroméxico Connect stopped flying to and from Hermosillo on October 31, 2014.  Volaris started flying to and from Mexico City and Guadalajara on May 30, 2013 and to and from Cancún and Tijuana on July 4, 2013 and October 18, 2013, respectively.  VivaAerobus stopped flying to and from México City on January 6, 2013.  Interjet started flying to and from Monterrey on September 14, 2014.

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

The Ciudad Juárez airport operates 14 hours a day.  The airport has two runways.  The principal runway measures 2,700 meters (8,858 feet) in length, and the secondary runway measures 1,750 meters (5,741 feet) in length.  The airport has a capacity of 20 air traffic movements per hour.

The airport’s total area is 381 hectares (1.47 square miles).  Its facilities include a terminal building of 6,210 square meters (66,844 square feet), consisting of 644 square meters (6,932 square feet) of commercial space, five boarding gates and two air bridges.  The airport has a seven-position commercial aviation apron, a nine-position general aviation apron, a one-position freight services apron and three taxiways.  Currently, Ciudad Juárez International Airport has a public parking facility that accommodates 300 vehicles.

Reynosa International Airport

According to the Mexican Bureau of Civil Aviation, the Reynosa airport was the 31st busiest airport in Mexico in 2014 based on commercial and general aviation passenger traffic.  In 2012, 2013 and 2014, the Reynosa airport accounted for approximately 2.4%, 3.0% and 3.2%, respectively, of our terminal passenger traffic.

In 2012, 2013 and 2014, a total of 302,934, 392,206 and 472,027 terminal passengers, respectively, were served by the Reynosa airport.  Of the terminal passengers in 2012, 2013 and 2014, 99.7%, 99.8% and 99.8%, respectively, were domestic.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

In 2014, VivaAerobus, Aeroméxico Connect, Interjet, Aeroméxico, and Aeromar operated at this airport serving Mexico City, Veracruz, Cancún, Guadalajara and Poza Rica.  On October 2, 2009, VivaAerobus started flying from Reynosa, being the first low-cost commercial airline to operate at this airport.  On September 1, 2010, Mexicana de Aviación cancelled operations at this airport.  On June 1, 2011, Aeromar started a daily route to and from Victoria City.  On March 12, 2012, VivaAerobus started flying to and from Mexico City.  On June 1, 2012, Aeromar started flying to and from Tampico every third day.  Aeromar stopped flying to and from Victoria City and Tampico on February 27, 2013.

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

The Reynosa airport operates 12 hours a day.  The airport has one runway, which is 1,900 meters (6,234 feet) in length and has a runway capacity of 18 air traffic movements per hour.

The airport’s total area is approximately 418 hectares (1.61 square miles).  The terminal building is 2,608 square meters (28,072 square feet), which includes 307 square meters (3,305 square feet) of commercial area.  It has a four-position apron for commercial aviation, a 15-position apron for general aviation, two taxiways, two boarding gates and a public parking area with 202 spaces.

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2014, over 18 international commercial airlines and nine Mexican commercial airlines operated flights at our 13 airports.  Grupo Aeroméxico and Interjet operated the most flights at our airports, followed by VivaAerobus, Volaris and United Airlines.  In 2014, revenues from Grupo Aeroméxico and its affiliates were Ps. 722,120 thousand (U.S.$ 49.0 million), revenues from VivaAerobus were Ps. 495,061 thousand (U.S.$ 33.6 million), revenues from Interjet totaled Ps. 462,034 thousand (U.S.$ 31.4 million), and revenues from Volaris were Ps. 290,247 thousand (U.S.$ 19.7 million), representing 28.5%, 19.5%, 18.2% and 11.5%, respectively, of our aeronautical revenues from airline customers for 2014.  These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines.

Historically, traditional carriers such as Aeroméxico and Mexicana de Aviación had represented a substantial majority of the Mexican commercial airline market.  In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2014, passengers traveling on discount and low-cost carriers, such as VivaAerobus, Interjet and Volaris, accounted for approximately 53.0% of our commercial aviation passenger traffic.  Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has the potential to significantly increase the use of air transportation in Mexico.

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

The following table sets forth our principal air traffic customers for the years ended December 31, 2012, 2013 and 2014:

	Percentage of Aeronautical Revenues
Principal Air Traffic Customers	2012	2013	2014
Domestic:
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	31.2%	31.5%	26.6%
VivaAerobus	17.8%	17.7%	18.9%
Interjet	15.8%	15.9%	17.4%
Volaris	7.9%	8.3%	11.0%
Grupo Aeromonterrey	3.4%	3.2%	2.8%
Aeromar	1.2%	1.0%	1.6%
I.C.C.S.	0.5%	0.4%	0.4%
Menzies Aviation	0.4%	0.4%	0.4%
DHL Express México	0.3%	0.6%	0.3%
Other	5.6%	6.1%	5.6%
Total domestic	84.0%	85.1%	85.0%

International:
United	5.5%	4.7%	4.6%
American Airlines (including American Eagle)	4.5%	4.5%	4.4%
Delta	1.4%	1.5%	1.8%
Alaska Airlines	1.4%	1.3%	1.2%
US Airways (formerly America West (including Mesa))	0.8%	0.9%	0.9%
Charters	0.5%	0.4%	0.1%
Other	1.9%	1.6%	2.0%
Total international	16.0%	14.9%	15.0%
Total	100.0%	100.0%	100.0%

Complementary Services Customers

As of December 31, 2014, our principal complementary services clients are three principal providers of ramp-handling and baggage-handling services, Menzies Aviation, AGN Aviation Services, S.A. de C.V., and Administradora Especializada en Negocios, S.A. de C.V., which provided Ps. 10,165 thousand, Ps. 7,550 thousand and Ps. 6,811 thousand, respectively, of revenues in the form of access fees in 2014.

Our primary catering client is Aerococina, S.A. de C.V., which provided Ps. 1,115 thousand in revenues in the aggregate in the form of access fees in 2014.

Principal Non-Aeronautical Services Customers

As of December 31, 2014, we were party to approximately 1,300 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time-share sales and promotions services and tourist information and promotion services.  As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers.  In 2014, our largest commercial customers were CMI (advertising), Aerocomidas, S.A. de C.V. (food and beverage), Operadora Aeroboutiques, S.A. de C.V. (duty paid stores), Dufry México, S.A. de C.V. (duty free), Especialistas en Alta Cocina, S.A. de C.V., Wings (food and beverage) and Impactos Frecuencia y Cobertura en Medios, S. A. de C. V. (advertising).

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

The relative attractiveness of the locations we serve is dependent on many factors, some of which are beyond our control.  These factors include the general state of the Mexican economy, and to a significant degree, the U.S. economy and the attractiveness of other commercial and industrial centers in Mexico, which may affect the attractiveness of Monterrey and other growing population centers in our airport group, such as Ciudad Juárez and San Luis Potosí.  In addition, with respect to Acapulco, Mazatlán and Zihuatanejo, these factors include promotional activities and pricing policies of hotel and resort operators, weather conditions, natural disasters (such as hurricanes and earthquakes) and the development of new resorts that may be considered more attractive.  The locations we serve may not continue to attract the same level of passenger traffic in the future.

The Mexican Airport and Auxiliary Services agency currently operates 12 small airports in Mexico’s northern region, which collectively served 1,285,040 passengers in 2014, representing an increase of 12.2% from 2013 traffic, mainly as a result of the increases in passenger traffic transported to and from Tepic, Querétaro, Ciudad Obregón and Ciudad Victoria.

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  Historically, Aeropuerto del Norte has been used solely for general aviation operations.  The state of Nuevo León has requested in the past, that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations.  To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  The Ministry of Communications and Transportation may authorize such an amendment, and commercial aviation flights may operate from Aeropuerto del

Norte in the future.  In addition, we understand that Aeropuerto del Norte is not capable of accommodating commercial passenger traffic with its current infrastructure.

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

Awards and Recognition

We have been included in the Sustainability Index of the Mexican Stock Exchange (Índice Sustentable de la Bolsa Mexicana de Valores) for four years in a row.  The current Sustainability Index is valid through January 31, 2016.  We were also included in the Transparency in Corporate Sustainability Index (Índice de Transparencia en Sustentabilidad Corporativa) published by GESOC (Gestión Social y Cooperación A.C.) and the Center for the Study of Institutional Governance at the IPADE Business School in 2011.

Since December 8, 2006, we have held a multisite ISO 9001 certification for our 13 airports and corporate offices. Also, since August 15, 2011, we have held multisite ISO 14001:2004 and OHSAS 18001 certifications for our 13 airports and corporate offices. The three certifications are issued by Lloyd’s Register Quality Assurance.

Eleven of our 13 airports have been recognized as Safe Companies by the Mexican Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social) for their achievements in the administration of health and safety in the workplace.  The San Luis Potosí airport was the first airport in Mexico to receive such certification in 2011.  The Ministry of Labor and Social Welfare granted Level I Safe Company Certificates (Certificado de Empresa Segura Nivel I) to the Chihuahua, Monterrey and Ciudad Juárez airports , Level II Safe Company Certificates (Certificado de Empresa Segura Nivel II) to the Zacatecas airport and Level III Safe Company Certificates (Certificado de Empresa Segura Nivel III) to the Culiacán, Mazatlán and Torreón airports.

In 2012, the Ciudad Juárez, Culiacán. Chihuahua, Durango, Mazatlán, San Luis Potosí and Tampico airports received the Environmental Quality Certificate (Certificado de Calidad Ambiental) issued by the Federal Attorney for Environmental Protection (Procuraduría Federal de Protección al Ambiente) for compliance with environmental regulations and adoption of environmentally-sound practices. The Acapulco airport received this certificate in 2013, and Ciudad Juárez airport received it in 2014.

In 2012, we received a Certificate of Companies Free of Educational Underdevelopment (Certificado de Empresa Libre de Rezago Educativo) issued by the Mexican Institution for Adult Education (Instituto Mexicano para la Educación de los Adultos).

In 2014, for the fifth consecutive year, we received a “Great Place to Work” certificate granted by Great Place to Work Institute®, and were ranked 35 in the top 100 best companies to work for in Mexico, according to the ranking published by this organization.

On April 2014, for the seventh consecutive year, we received the Socially Responsible Business Distinction (Distintivo de Empresa Socialmente Responsible) granted by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía).

In 2014, for the fifth consecutive year, we received an Addiction-Free Company Certificate (Certificado de Empresa Libre de Adicciones) issued by Premeditest for all of our workplace locations.

On March 6, 2013, Euromoney published its ranking of the Best Managed Companies in Latin America in 2013, in which we were ranked third in the Transport/Shipment/Logistics Sector.

In 2012, the Reynosa Airport received a Family Responsibility Company Certificate (Certificado de Empresa Familiarmente Responsible) granted by the Mexican Ministry of Labor and Social Welfare. The Ciudad Juárez airport received this certificate in 2013 and the Zacatecas airport in 2014.

For the second time, on February 14, 2014, the Mazatlán airport was named the Best Regional Airport of 2013 in Latin America and the Caribbean by Airports Council International (“ACI”).  Previous recognition was previously awarded in 2012.

On February 16, 2015 the Culiacán airport was named the Best Regional Airport of 2014 in Latin America and the Caribbean by ACI.

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

•                 the Securities Market Law, enacted December 20, 2005

•                 the Mexican Federal Economic Competition Law, enacted May 23, 2014; and

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

On February 20, 2014, a bill of the new Federal Economic Competition Law (Ley Federal de Competencia Económica) was submitted to Mexico’s Congress in furtherance and as a result of certain amendments to Mexico’s Constitution passed in 2013. The bill was enacted and published on May 23, 2014. The new law grants broader powers to the Mexican Competition Commission, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law. If the Mexican Competition Commission determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product. As of April 23, 2015, the Mexican Competition Commission had not made any determination that the services we render are considered an essential facility.

On June 6, 2012, the General Law on Climate Change was adopted and published in the Official Gazette of the Federation, which, among other objectives, (i) regulates greenhouse gases and emissions so as to stabilize their concentrations in the atmosphere to a point where they will not increase climate change, in consideration of the goals set forth by the UN Framework Convention on Climate Change the provisions derived therein; (ii) promotes the education, research, development and technology transfer, innovation and promotion with respect to adapting to and mitigating climate change; and (iii) promotes the transition to a competitive, sustainable and low-carbon economy.

On January 26, 2015, an amendment to the Mexican Airport Law was published and enacted.  Among other matters, the amendment includes provisions that intend to create a competitive market for the suppliers of complementary services.  To this end, the amendment establishes that a concession holder may not limit the number of providers of complementary services in its airport, except in instances in which space, efficiency and/or safety warrant such a limitation.  If a concession holder denies entry to any complementary service provider, that service provider may file a complaint before the Ministry of Communications and Transportation.

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

Concession Tax

Under Article 232-A of the Mexican Federal Duties Law, holders of airport concessions must pay a tax for the use of state-owned assets.  As such, each of our subsidiary concession holders is required to pay a concession tax based on its gross annual revenues from the use of public domain assets pursuant to the terms of its concession.  Currently, this concession tax is set at a rate of 5 % and may be revised at any time by the Mexican government.  Our concessions provide that we may request an amendment of our maximum rates if there is a change in this concession tax, although such a request may not be honored in the future.

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

Under the reforms to the Mexican Airport Law, enacted and published in the Official Gazette on January 26, 2015, a concession holder may not limit the number of providers of complementary services in its airport, except in instances in which space, efficiency and/or safety warrant such a limitation.  If a concession holder denies entry to any complementary service provider, that service provider may file a complaint before the Ministry of Communications and Transportation.  A concession holder is also required to allow for a competitive market for complementary services.  A concession holder may only limit the number of providers of complementary services in its airport due to space, efficiency and safety considerations.  If the number of complementary service providers must be limited due to these considerations, contracts for the provision of complementary services must be awarded through a competitive bidding process.

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

In 2014, approximately 67.9% of our total revenues were earned from aeronautical services subject to price regulation under the maximum rates, and approximately 74.0% of the sum of our aeronautical and non-aeronautical revenues were earned from aeronautical services subject to price regulation under the maximum rates.

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

Historical Maximum Rates(1)

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
Acapulco	185.64	184.23	182.86	181.48	180.12
Ciudad Juárez	145.05	143.96	142.88	141.81	140.75
Culiacán	160.53	159.33	158.14	156.94	155.76
Chihuahua	157.34	156.16	154.98	153.81	152.66
Durango	179.27	177.93	176.58	175.27	173.95
Mazatlán	184.25	182.87	181.50	180.13	178.79
Monterrey	148.48	147.36	146.25	145.17	144.08
Reynosa	168.15	166.89	165.64	164.40	163.16
San Luis Potosí	125.53	124.59	123.65	122.73	121.81
Tampico	177.84	176.51	175.19	173.88	172.56
Torreón	181.51	180.13	178.79	177.44	176.11
Zacatecas	188.09	186.68	185.27	183.88	182.51
Zihuatanejo	189.49	188.07	186.65	185.26	183.87

(1)          Expressed in constant pesos as of December 31, 2014, as required by the maximum rate regulation.  The maximum rate for each succeeding year from 2006 is reduced by the efficiency factor of 0.75% per year.

Current Maximum Rates(1)

	For the Year Ended December 31,
	2011	2012	2013(2)	2014	2015
Acapulco	203.82	202.40	209.48	208.02	206.56
Ciudad Juárez	159.46	158.34	161.57	160.44	159.32
Culiacán	170.11	168.92	172.46	171.26	170.06
Chihuahua	162.58	161.44	165.34	164.18	163.04
Durango	194.78	193.41	195.49	194.12	192.76
Mazatlán	189.46	188.14	192.48	191.14	189.80
Monterrey	158.91	157.81	159.67	158.55	157.44
Reynosa	184.16	182.87	184.99	183.70	182.41
San Luis Potosí	137.16	136.21	137.46	136.49	135.54
Tampico	185.03	183.73	185.72	184.43	183.13
Torreón	193.38	192.02	193.91	192.55	191.21
Zacatecas	206.33	204.88	206.97	205.52	204.08
Zihuatanejo	205.59	204.15	209.43	207.97	206.52

(1)          Expressed in constant pesos as of December 31, 2014, as required by the maximum rate regulation.  The maximum rate for each succeeding year from 2014 is reduced by the efficiency factor of 0.70% per year.

(2)          Increases to maximum rates for 2013 were negotiated with the Mexican Bureau of Civil Aviation to take into account the maintenance costs of baggage-screening systems in all of our airports required by mandatory circular CO SA-17.2/10 R3.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City).  On December 31, 2014, the daily minimum wage in Mexico City as of January 1, 2015 was Ps. 70.10.  As a result, the maximum penalty at such date could have been Ps. 3,505 thousand (U.S.$ 237.8 thousand) per airport.

In 2000 and 2001, our concessions provided that the calculation of workload units included only terminal passengers.  Beginning January 1, 2002, the Ministry of Communications and Transportation established that the calculation of workload units would also include commercial cargo for subsequent years.  The current workload unit calculation is therefore equal to one terminal passenger or 100 kilograms (220 pounds) of commercial cargo.

Special Adjustments to Maximum Rates

Once determined, each airport’s maximum rates are subject to special adjustment only under the following circumstances:

•                 Change in law or natural disasters.  A concession holder may request an adjustment in its maximum rates if a change in law with respect to quality standards or safety and environmental protection results in operating costs or capital expenditures that were not contemplated when its maximum rates were determined.  In addition, a concession holder may also request an adjustment in its maximum rates if a natural disaster affects demand or requires unanticipated capital expenditures. Requests on these grounds may not be approved in the future.

•                 Macroeconomic conditions.  A concession holder may also request an adjustment in its maximum rates if, as a result of a decrease of at least 5% in Mexican GDP in a 12-month period, the workload units processed in the concession holder’s airport are less than that projected when its master development program was approved.  To grant an adjustment under these circumstances, the Ministry of Communications and Transportation under the master development program must have already allowed the concession holder to decrease its projected capital improvements as a result of the decline in passenger traffic volume.  Requests on these grounds may not be approved in the future.

•                 Increase in concession tax under Mexican Federal Duties Law.  An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates.  Requests on these grounds may not be approved in the future.

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

Increases in Maximum Rates Associated with Baggage-Screening Services

On May 1, 2014, the Mexican Bureau of Civil aviation published mandatory circular CO SA-17.2/10 R3, which supersedes mandatory circular CO SA-17.2/10 R2 and requires that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines to provide the service to the airlines.  On November 30, 2012, after negotiation with the Mexican Bureau of Civil Aviation, the maximum rates of our thirteen airports were increased to take into account the maintenance cost incurred due to the operation of baggage-screening equipment.  The maximum rate increase became effective on January 1, 2013.

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

The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession.  On December 31, 2014, the daily minimum wage in Mexico City as of January 1, 2015 was Ps. 70.10.  As a result, the maximum penalty at such date could have been Ps. 28,040 thousand (U.S.$ 1.9 million) per airport.

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

The Mexican Communications Law, however, provides that upon expiration, termination or revocation of a concession, all assets necessary to operate the airports will revert to the Mexican government at no cost and free of any liens or other encumbrances.  There is substantial doubt as to whether the provisions of our concessions would prevail over those of the Mexican Communications Law.  Accordingly, upon expiration or termination of our concessions, the assets used by our subsidiary concession holders to provide services at our airports may revert to the Mexican government, free of charge, together with government-owned assets and improvements permanently attached thereto.

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

Furthermore, on June 7, 2013, the Federal Law of Environmental Responsibility was published in the Official Gazette of the Federation and requires that any person or entity who, whether by act or omission, directly or indirectly, causes harm to the environment, is obligated to repair such harm.  If repair of such harm is not possible, such person is required to pay compensation for the harm caused and take any action necessary to avoid any additional harm or damage.  Likewise, this law establishes a judicial procedure for environmental responsibility through which any physical or moral person with a legitimate interest can sue for repair and compensation for harm done to the environment.

Environmental Certification

In 2011, we received ISO 14001:2004 environmental certification for our 13 airports under the multisite scheme.  This certification recognizes us as a company that is committed to sound environmental practices.  The ISO 14001:2004 certification provides each of the 13 airports in the group with an environmental management system, including methodology for self-assessment and confirming compliance with our environmental policy.  The inspection and recertification process was successfully completed in June 2014.  The current ISO 14001 certification is valid through August 14, 2017.

In 2011, 2012 and 2013, we were selected to be one of the members of the Sustainability Index by the Mexican Stock Exchange.  The Mexican Stock Exchange Sustainability Index members were selected from among the 70 most traded stocks on the Mexican Stock Exchange based on evaluation criteria of corporate governance, environmental management and social responsibility. Our current inclusion in the Mexican Stock Exchange Sustainability Index is valid through January 31, 2016.

Liability for Environmental Noncompliance

The legal framework of environmental liability applicable to our operations is generally outlined above.  Under the terms of our concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to November 1, 1998, and for any failure by the Mexican Airport and Auxiliary Services agency prior to November 1, 1998, to comply with applicable environmental laws and with its agreements with Mexican environmental authorities.  We believe that we are entitled to indemnification for any liabilities related to actions that our predecessor was required to perform or refrain from performing under applicable environmental laws and under their agreements with environmental authorities, though this may change in the future.

The level of environmental regulation in Mexico has significantly increased in recent years, and the enforcement of environmental laws is becoming substantially more stringent.  We expect this trend to continue and expect additional norms to be imposed by the North American Agreement on Environmental Cooperation entered into by Canada, the United States and Mexico in the context of the North American Free Trade Agreement, as well as by other international treaties on environmental matters.  We do not expect that compliance with Mexican federal, state or municipal environmental laws currently in effect will have a material adverse effect on our financial condition or results of operations.  However, environmental regulations or the enforcement thereof may change in a manner that could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

The Ministry of Communications and Transportation issued a response to the Competition Commission Chairman’s report that noted, among other matters, that according to its own calculations, Mexico’s airport charges were lower than 36 of the 50 international airports against which they were compared.  We also issued a joint press release along with the other two Mexican airport groups, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., and Grupo Aeroportuario del Sureste, S.A.B. de C.V., questioning the calculations and the comparisons drawn in the Competition Commission Chairman’s report and stating that we are committed to participate in a comprehensive review of the report in order to demonstrate our commitment to the efficient development of the airport sector.  In addition, after the Competition Commission Chairman’s report was released, on October 1, 2007, initiatives were introduced in Mexico’s Congress to make several reforms to the Mexican Airport Law that, if enacted, could have a material adverse effect on us.

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

As of April 23, 2015, no such regulatory changes had been enacted.  Although we do not expect that the Competition Commission Chairman’s report or the congressional initiative will result in any regulatory changes in the short term, changes to the airport regulatory framework may occur in the future.

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of April 23, 2015, including our direct and indirect ownership interest in each:

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description
Aeropuerto de Acapulco, S.A. de C.V.	Mexico	100	Holds concession for Acapulco International Airport

Aeropuerto de Ciudad Juárez, S.A. de C.V.	Mexico	100	Holds concession for Ciudad Juárez International Airport

Aeropuerto de Culiacán, S.A. de C.V.	Mexico	100	Holds concession for Culiacán International Airport

Aeropuerto de Chihuahua, S.A. de C.V.	Mexico	100	Holds concession for Chihuahua International Airport

Aeropuerto de Durango, S.A. de C.V.	Mexico	100	Holds concession for Durango International Airport

Aeropuerto de Mazatlán, S.A. de C.V.	Mexico	100	Holds concession for Mazatlán International Airport

Aeropuerto de Monterrey, S.A. de C.V.	Mexico	100	Holds concession for Monterrey International Airport

Aeropuerto de Reynosa, S.A. de C.V.	Mexico	100	Holds concession for Reynosa International Airport

Aeropuerto de San Luis Potosí, S.A. de C.V.	Mexico	100	Holds concession for San Luis Potosí International Airport

Aeropuerto de Tampico, S.A. de C.V.	Mexico	100	Holds concession for Tampico International Airport

Aeropuerto de Torreón, S.A. de C.V.	Mexico	100	Holds concession for Torreón International Airport

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description
Aeropuerto de Zacatecas, S.A. de C.V.	Mexico	100	Holds concession for Zacatecas International Airport

Aeropuerto de Zihuatanejo, S.A. de C.V.	Mexico	100	Holds concession for Zihuatanejo International Airport

Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	Mexico	100	Provider of administrative and other services at certain of our airports.

Operadora de Aeropuertos del Centro Norte, S.A. de C.V.	Mexico	100	Provider of operational services to our concessionaries.

Holding Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	100

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

Servicios Corporativos Terminal T2, S.A. de C.V.	Mexico	90	Provider of administrative and other services to Consorcio Grupo Hotelero T2, S.A. de C.V.

Servicios Complementarios del Centro Norte, S.A. de C.V.	Mexico	100	Provider of complementary services.

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description
OMA Logística, S.A. de C.V.	Mexico	100

Develops and operates commercial areas in our concessionaries.

Holds 85% of the shares of the investment project to develop and operate a Hilton Garden Inn and commercial areas at the Monterrey airport.  Grupo Hotelero Santa Fe, S. de R.L. de C.V., owns the remaining 15%.

Holds 51% of the shares of OMA VYNMSA Aero Industrial Park, S.A. de C.V., an investment project to develop, operate and build an industrial park at the Monterrey airport. VYNMSA Desarrollo Inmobiliario, S.A. de C.V., owns the remaining 49%.

Servicios Aero Especializados del Centro Norte, S.A. de C.V.	Mexico	100	Provider of administrative and other services at certain of our airports.

OMA VYNMSA Aero Industrial Park, S.A. de C.V.	Mexico	51	Entity created to build and operate an industrial park at the Monterrey airport.

Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V.	Mexico	85	Holds a 20-year lease agreement with the Monterrey airport to develop and operate a 134-room hotel at the Monterrey airport under the brand Hilton Garden Inn.

Servicios Hoteleros Aeropuerto Monterrey, S.A. de C.V.	Mexico	85	Provider of administrative and other services to Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V.

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

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government.  The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers.  For example, approximately 67.9% of our total revenues in 2014 were earned from aeronautical services and approximately 74.0% of the sum of our aeronautical and non-aeronautical revenues in 2014 were earned from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation and the specific prices that we negotiate with airlines for the provision of aeronautical services.  The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.  In evaluating our aeronautical revenues, we focus principally on workload units, which measure volume, and aeronautical revenues per workload unit, which measures the contribution to aeronautical revenues from each workload unit.

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

During 2014, our business initiatives were focused on maximizing aeronautical revenues and increasing non-aeronautical revenues through (i) the promotion of route development and the optimization of rates; (ii) improving the commercial offerings and the passenger experience inside our airport terminals; (iii)  increasing the operations of our current diversification businesses related to airports, such as the Terminal 2 NH Hotel and our OMA Carga business; and (iv) generating new sources of non-aeronautical revenues through new diversification activities that we expect to increase our revenues in the coming years.

Recent Developments

Amendment to the Mexican Airport Law

On January 26, 2015, an amendment to the Mexican Airport Law was published and enacted.  Among other matters, the amendment includes provisions that intend to create a competitive market for the suppliers of complementary services.  To this end, the amendment establishes that a concession holder may not limit the number of providers of complementary services in its airport, except in instances in which space, efficiency and/or safety warrant such a limitation.  If a concession holder denies entry to any complementary service provider, that service provider may file a complaint before the Ministry of Communications and Transportation.

Hotel at Monterrey Airport

In July 2013, we, through our subsidiary OMA Logística, S.A. de C.V., signed an agreement with Grupo Hotelero Santa Fe, S. de R.L. de C.V., a Mexican hospitality investment and operating company, to develop and operate a 134-room hotel at the Monterrey airport under the Hilton Garden Inn brand through an investment of which OMA Logística, S.A. de C.V., holds 85% and Grupo Hotelero Santa Fe, S. de R.L. de C.V. holds 15%, to develop the project.  The Hilton Garden Inn at the Monterrey airport will include a restaurant and bar, business centers and a fitness center and will be easily accessible from Terminals A and B of the airport.  Construction of the hotel began in January 2014, and the hotel is expected to start operations during the second quarter of 2015.

Industrial Park at Monterrey Airport

In November 2012, we, through our subsidiary OMA Logística, S.A. de C.V., signed a strategic alliance agreement with VYNMSA, to build and operate an industrial park at the Monterrey airport through the company OMA VYNMSA Aero Industrial Park, S.A. de C.V. (in which OMA Logística, S.A. de C.V., has a 51% ownership interest and VYNMSA Desarrollo Inmobiliario, S.A. de C.V., has a 49% ownership interest).  As part of this strategic alliance, 32.4 hectares (0.13 square miles)  within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park.  The first phase of the industrial park included urbanization works and the construction of a 5,000-square-meter (53,820-square-foot) warehouse.

Operating Results

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps. 14.7348 per U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2014.

Passenger and Cargo Volumes

In 2014, approximately 86.4% of the terminal passengers using our airports were domestic.  Domestic traffic increased by 10.8% and international traffic increased by 9.3% as compared to 2013.  In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States.  Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.  For instance, in 2013, airlines began receiving new aircrafts, which increased flight capacities and, thereby, passenger traffic.  Additionally, in 2014, a new Mexican airline called TAR began operations in several of our airports, which increased passenger traffic volumes by 73,081 passengers.

Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2012, 2013 and 2014, our 13 airports handled approximately 89,860, 85,532 and 86,372 metric tons of cargo, respectively.  The increase in air cargo transportation in 2014 was due to an increase in ground cargo transportation.  Increases in our cargo volume are beneficial to us for purposes of the maximum-rate calculations, as cargo increases the number of our workload units.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
Domestic terminal passengers(1)	10,769.2	11,459.25	12,691.56
International terminal passengers(1)	1,825.1	1,833.22	2,003.37
Total terminal passengers(1)	12,594.4	13,292.47	14,694.94
Cargo units(1)	898.6	855.32	863.72
Total workload units(1)	13,493.0	14,147.79	15,558.66
Change in total terminal passengers(2)	7.0%	5.5%	10.6%
Change in workload units(2)	6.6%	4.9%	10.0%

Aeronautical revenues(3)	2,130,662	2,268,869	2,532,666
Change in aeronautical revenues(2)	13.9%	6.5%	11.6%
Aeronautical revenues per workload unit	157.9	160.4	162.8
Change in aeronautical revenues per workload unit(1)(2)	6.9%	1.6%	1.5%

Non-aeronautical revenues(3)	688,957	796,501	889,694
Change in non-aeronautical revenues(2)	17.0%	15.6%	11.7%
Non-aeronautical revenues per terminal passenger(4)	54.7	59.9	60.5
Change in non-aeronautical revenues per terminal passenger(2)	9.4%	9.5%	1.00%
Non-aeronautical revenues per terminal passenger, excluding hotel services(4)(5)	42.1	46.6	47.2
Change in non-aeronautical revenues per terminal passenger, excluding hotel services(2)(5)	11.0%	10.7%	1.28%

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

In 2014, we served 14.7 million terminal passengers, of which 12.7 million were domestic and 2.0 million were international, and approximately 0.2 million were transit passengers. The increase in passengers in 2014 was principally due to an increase in the number of routes at several of our airports.

Classification of Revenues

We classify our revenues into three categories:  revenues from aeronautical services, revenues from non-aeronautical services and revenues from construction services.  Historically, a substantial majority of our total revenues have been derived from aeronautical services.  For example, in 2014, 67.9% of our total revenues were derived from aeronautical services, and the remainder of our revenues was derived from non-aeronautical services and construction services.  Aeronautical services represented 74.0% of the sum of our aeronautical and non-aeronautical revenues.

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

Fluctuations in the Peso

From December 31, 2012 to December 31, 2013, the peso depreciated by approximately 1.1%, from Ps. 12.96 per U.S.$ 1.00 on December 31, 2012, to Ps. 13.10 per U.S.$ 1.00 on December 31, 2013.  From December 31, 2013 to December 31, 2014, the peso depreciated by approximately 12.6%, from Ps. 13.10 per U.S.$ 1.00 on December 31, 2013, to Ps. 14.75 per U.S.$ 1.00 on December 31, 2014.  The peso continued to depreciate, reaching Ps. 15.32 per U.S.$ 1.00 on April 17, 2015.

A depreciation of the peso affects our business in the following ways:  (i) international passengers pay tariffs denominated in U.S. dollars, and these tariffs are generally collected in Mexican pesos 30 to 60 days following the date of each flight; thus any depreciation of the Mexican peso has a positive impact on our results from operations which are denominated in Mexican pesos and (ii) we have financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos thus causing foreign exchange losses.  As of December 31, 2014, international passenger charges amounted to Ps. 455,244 thousand and as of December 31, 2014, we had U.S.$ 19.2 million of liabilities denominated in U.S. dollars.

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

The following table sets forth our revenues from aeronautical services for the periods indicated:

	For the Year Ended December 31,
	2012		2013		2014
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Aeronautical revenues:
Domestic passenger charges	1,355,923	63.6%	1,441,037	63.5%	1,613,023	63.7%
International passenger charges	395,947	18.6%	412,817	18.2%	455,244	18.0%
Landing charges	109,045	5.1%	116,082	5.1%	130,614	5.2%
Aircraft parking charges	95,105	4.5%	97,997	4.3%	114,950	4.5%
Airport security charges	24,795	1.1%	27,123	1.2%	30,430	1.2%
Passenger walkway charges	24,378	1.2%	25,845	1.1%	29,202	1.2%
Other(1)	125,470	5.9%	147,968	6.5%	159,203	6.2%
Total aeronautical revenues	2,130,663	100.0%	2,268,869	100.0%	2,532,666	100.0%

(1)          Includes regulated access fees, leasing of space to airlines for their operations and leasing of space in the airside to cargo handling agents and shippers.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and the leasing of space to airlines, every three months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenues per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers.  Historically, our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers.  In 2014, passenger charges represented 81.7% of our aeronautical services revenues.  In 2014, aeronautical services represented 67.9% of our total revenues and 74.0% of the sum of our aeronautical and non-aeronautical revenues.

We seek to offer incentives, including significant discounts on charges for aeronautical services, to encourage carriers to establish new routes and take other measures expected to increase passenger traffic at our airports.  The Mexican Airport Law prevents discriminatory pricing, so incentives we offer must be available to any carrier meeting the conditions specified for those incentives.  In 2011, we offered incentives to Aeroméxico Connect and VivaAerobus to encourage them to establish new routes.  In 2012, 2013 and 2014, we offered a general incentive scheme to all airlines that started new routes as well as airlines with increased passenger traffic as compared to 2011, 2012 and 2013,respectively.  The main objective is to promote passenger growth in all of our airports.  We may continue to offer further incentives in the future.

Such initiatives undertaken in the future may not be carried out, and may not increase our passenger traffic volume or our revenues.

In 2014, our aeronautical revenues represented approximately 99.5% of the amount we were entitled to earn under the maximum rates applicable to all of our airports.  To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenues, this percentage could decrease.  We may not be able to collect substantially all of the revenues we are entitled to earn from services subject to price regulation in the future.

Non-Aeronautical Revenues

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services.  The contribution to our total revenues from non-aeronautical services was 23.9% in 2014.  Our non-aeronautical revenues per terminal passenger increased from Ps. 59.9 in 2013 to Ps. 60.5 in 2014, due primarily to an increase in and improvement of diversification and commercial activities in all of our airports, especially our revenues from the NH Terminal 2 Hotel, parking services, and baggage-screening services.  Our non-aeronautical revenues in 2014 represented 26.0% of the sum of our aeronautical and non-aeronautical revenues, and our revenues from commercial activities per terminal passenger increased from Ps. 30.6 in 2013 to Ps. 30.8 in 2014, due primarily to an increase in and improvement of commercial activities in all of our airports, especially our revenues from parking, food and beverage operations and local advertising.

The following table sets forth our revenues from non-aeronautical activities for the periods indicated:

	For the Year Ended December 31,
	2012		2013		2014
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Non-aeronautical revenues:
Commercial activities:
Car parking charges	124,300	18.0%	128,012	16.1%	146,167	16.4%
Advertising	82,494	12.0%	80,185	10.1%	87,420	9.8%
Retail operations(1)	51,162	7.4%	57,050	7.2%	63,017	7.1%
Food and beverage operations	41,005	6.0%	46,472	5.8%	53,862	6.1%
Car rental operators	37,355	5.4%	45,635	5.7%	48,821	5.5%
Time share developers	15,590	2.3%	14,371	1.8%	14,626	1.6%
Financial services	4,493	0.7%	4,556	0.6%	4,740	0.5%
Communications and network	6,680	1.0%	13,195	1.7%	13,337	1.5%
Services to passengers	7,711	1.1%	12,896	1.6%	11,959	1.3%
VIP lounges	4,395	0.6%	5,038	0.6%	6,953	0.8%
Masterkey(2)	—	—	—	—	1,750	0.2%
Total commercial activities	375,185	54.6%	407,410	51.2%	452,652	50.9%
Diversification activities:
Hotel services	158,477	23.0%	176,510	22.2%	195,742	22.0%
OMA Carga operations	31,184	4.5%	42,894	5.4%	47,309	5.3%
Real estate services	3,159	0.5%	8,554	1.1%	8,155	0.9%
Total diversification activities	192,820	28.0%	227,958	28.6%	251,206	28.2%
Complementary Activities:
Leasing of space(3)	54,297	7.8%	57,147	7.2%	60,692	6.8%
Access rights for complementary service providers	7,896	1.1%	7,237	0.9%	8,729	1.0%
Baggage-screening services	25,820	3.7%	64,375	8.1%	79,090	8.9%
Total complementary activities	88,013	12.6%	128,759	16.2%	148,511	16.7%
Recovery of costs from leasing clients(4)	32,939	4.8%	32,374	4.0%	37,325	4.2%
Total revenues from non-aeronautical services	688,957	100.0%	796,501	100.0%	889,694	100.0%

(1)          Includes revenues from duty-free operations.

(2)          Masterkey is a loyalty program for passengers in OMA’s airports, which provides discounts and exclusive services for an annual membership fee.

(3)          Includes the leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).

(4)          Recovery of costs consists of utility and maintenance charges that are transferred to airlines and other tenants in our airports.

The majority of our non-aeronautical revenues are derived from commercial activities, which represented 50.9% of our non-aeronautical revenues in 2014.  Commercial activities include car parking charges (which may be subject to government regulation, but not to our maximum rates), rental and royalty payments from third parties operating retail stores and providing commercial services at our airports, such as advertising, food and beverage providers, car rentals, time-share sales and promotions services, duty-free stores and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers.

On an individual basis, our most important source of non-aeronautical revenues is hotel services provided by Terminal 2 NH Hotel of Mexico City International Airport, which represented 22.0% of our non-aeronautical revenues in 2014 and is part of our diversification activities.  Other than hotel services, diversification activities include OMA Carga operations (air cargo logistics services) and real estate services.

Complementary activities represented 16.7% of our non-aeronautical revenues in 2014.  These activities principally include baggage-screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations; as well as fees for access to federal zones.

Operating Costs

Our operating costs have been, and we believe that they will continue to be, funded entirely from our results of operations.  The following table sets forth our operating costs and certain other related information for the periods indicated:

	For the Year Ended December 31,
	2012	2013		2014
	Amount	Amount	% Change	Amount	% Change
	(in thousands of pesos, except percentages)
Operating Costs:
Cost of services:
Employee costs	157,619	168,549	6.9%	174,509	3.5%
Maintenance	91,817	136,400	48.6%	135,957	(0.3%)
Safety, security and insurance	133,580	139,034	4.1%	142,013	2.1%
Utilities (electricity, cleaning and water)	143,306	139,316	(2.8%)	142,066	2.0%
Real estate leases	26,377	31,755	20.4%	35,294	11.1%
Allowance for doubtful accounts	(6,689)	(3,727)	(44.3%)	1,296	(134.8%)
Hotel service costs	28,220	25,658	(9.1%)	34,091	32.9%
Statutory employee profit sharing	2,790	1,424	(49.0%)	1,226	(13.9%)
Other	79,197	86,920	9.8%	106,494	22.5%
Total cost of services	656,217	725,329	10.5%	772,946	6.6%
Major maintenance provision	164,208	263,167	60.3%	179,932	(31.6%)
Construction costs	321,718	352,688	9.6%	307,327	(12.9%)
Administrative expenses	457,749	501,233	9.5%	536,034	6.9%
Concession taxes	137,028	148,159	8.1%	171,670	15.9%
Technical assistance fees	67,365	66,643	(1.1%)	82,461	23.7%
Depreciation and amortization(1)	186,803	201,226	7.7%	223,982	11.3%
Other income, net	(9,924)	(49,782)	401.6%	(13,654)	(72.6%)
Total operating costs	1,981,164	2,208,663	11.5%	2,260,698	2.4%

(1)          Depreciation reflects depreciation of fixed assets, and amortization reflects amortization of our concessions and rights to use airport facilities.

Cost of Services

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.  Our cost of services increased from Ps. 725,329 thousand in 2013 to Ps. 772,946 thousand in 2014.  This increase was principally due to other costs, which increased from Ps. 86,920 thousand in 2013 to Ps. 106,494 thousand in 2014 as a result of an increase in maintenance cost under the master development program.

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

Beginning November 1, 1998, we became subject to Article 232-A of the Mexican Federal Duties Law, which requires that the holders of concessions pay a tax for the use of state-owned assets.  This tax is currently equal to 5% of the gross annual revenues of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession.  The concession tax may be revised at any time by the Mexican government, and this tax may increase in the future.  If the Mexican government increases the concession tax, we are entitled to request an increase in its maximum rates from the Ministry of Communications and Transportation; however, the Ministry of Communications and Transportation may not honor such requests in the future.

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions.  In 2014, our depreciation and amortization expenses increased by 11.3%, as compared to 2013, as a result of an increase in investment improvements to concession assets during 2014.

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

Capital Expenditures

In 2014, capital expenditures were Ps. 436,432 thousand.  We funded our capital expenditures through cash flows from operations and debt, and we believe that we will continue to do so in the future.  See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

The Corporate Income Tax rate in 2014 and 2013 was 30.0%.

A withholding tax at a rate of 10% on the gross amount of dividends distributed to non-Mexican holders with respect to our Series B shares and our ADSs was enacted as part of the recent tax reforms.  For a further discussion of the withholding tax, see “Item 10.  Additional Information—Taxation—Taxation of Dividends.”

The main impact of these tax reforms was the elimination of a deferred Business Flat Tax liability and a new statutory tax rate that was previously recognized and the recognition of a deferred tax asset based only on Corporate Income Tax at a number of our airports, representing Ps. 66,623 thousand for the year ended December 31, 2014.  As a result, in 2014, we had an effective tax rate of 18.5%.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated:  the percentage that the Mexican peso devalued or appreciated against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate and the percentage that Mexican GDP changed as compared to the previous period:

	For the Year Ended December 31,
	2013	2014
Depreciation of the Mexican peso as computed to the U.S. dollar(1)	1.1%	12.6%
Mexican inflation rate(2)	4.0%	4.1%
U.S. inflation rate(3)	1.5%	0.8%
Increase in Mexican GDP(4)	1.1%	2.6%

(1)          Based on changes in the noon buying rate for Mexican pesos, as published by the U.S. Federal Reserve at the end of each period, which were as follows:  Ps. 12.96 per U.S.$ 1.00 as of December 31, 2012, Ps. 13.10 per U.S.$ 1.00 as of December 31, 2013 and Ps. 14.75 per U.S.$ 1.00 as of December 31, 2014.

(2)          Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican Central Bank.  The year-end Mexican Consumer Price Index was 111.508 in 2013 and 116.059 in 2014.

(3)          Based on changes in the Consumer Price Index for all urban consumers before seasonal adjustment, as reported by the U.S. Department of Labor, Bureau of Labor Statistics.

(4)          In real terms, as reported by the Mexican Central Bank.

Due to the relatively low rate of inflation in Mexico in recent years, inflation did not have a material impact on our revenues or results of operations during 2013 and 2014.  However, the general condition of the Mexican economy, the devaluation of the peso as compared to the U.S. dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, the following:

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

Operating Results by Segment

The following table sets forth our results of operations for the periods indicated for each of our airports and our hotel.

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of pesos, except percentages)
Metropolitan Destination
Monterrey:
Revenues:
Aeronautical services	989,976	1,046,621	1,167,807
Non-aeronautical services	292,169	320,774	360,228
Construction services	72,331	74,722	36,618
Total revenues	1,354,476	1,442,117	1,564,653
Operating costs:
Costs and administrative expenses	230,395	245,215	267,939
Major maintenance provision	55,770	56,249	24,330
Construction costs	72,331	74,722	36,618
Depreciation and amortization	65,864	71,513	75,036
Solidarity fee	723,974	771,663	890,327
Total operating costs	1,148,334	1,219,363	1,294,250
Income from operations	206,142	222,754	270,403
Operating margin(1)	15.2%	15.4%	17.3%

Tourist Destinations
Acapulco:
Revenues:
Aeronautical services	99,498	108,420	117,573
Non-aeronautical services	18,725	20,266	22,779
Construction services	19,665	43,861	48,313
Total revenues	137,888	172,547	188,665
Operating costs:
Costs and administrative expenses	50,720	42,776	35,005
Major maintenance provision	10,288	17,499	3,477
Construction costs	19,665	43,861	48,313
Depreciation and amortization	13,909	14,845	16,601
Solidarity fee	22,996	24,688	40,017
Total operating costs	117,578	143,669	143,413
Income from operations	20,310	28,878	45,252
Operating margin(1)	14.7%	16.7%	24.0%

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of pesos, except percentages)
Mazatlán:
Revenues:
Aeronautical services	122,061	136,063	148,781
Non-aeronautical services	34,900	34,719	37,002
Construction services	11,940	14,173	66,475
Total revenues	168,901	184,955	252,258
Operating costs:
Costs and administrative expenses	36,219	39,990	44,444
Major maintenance provision	6,583	22,044	25,573
Construction costs	11,940	14,173	66,475
Depreciation and amortization	10,903	11,258	11,794
Solidarity fee	78,126	68,905	67,493
Total operating costs	143,771	156,370	215,779
Income from operations	25,130	28,585	36,479
Operating margin(1)	14.9%	15.5%	14.5%

Zihuatanejo:
Revenues:
Aeronautical services	89,602	91,203	102,780
Non-aeronautical services	17,401	17,843	19,990
Construction services	15,708	24,348	14,504
Total revenues	122,711	133,394	137,274
Operating costs:
Costs and administrative expenses	32,660	28,684	40,510
Major maintenance provision	6,360	10,017	12,059
Construction costs	15,708	24,348	14,504
Depreciation and amortization	11,909	13,346	13,738
Solidarity fee	39,920	33,377	31,810
Total operating costs	106,557	109,772	112,621
Income from operations	16,154	23,622	24,653
Operating margin(1)	13.2%	17.7%	18.0%

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of pesos, except percentages)
Regional Destinations
Chihuahua:
Revenues:
Aeronautical services	139,127	148,028	162,469
Non-aeronautical services	27,259	30,461	34,792
Construction services	26,654	9,127	15,719
Total revenues	193,040	187,616	212,980
Operating costs:
Costs and administrative expenses	33,260	41,320	52,976
Major maintenance provision	14,423	11,419	12,578
Construction costs	26,654	9,127	15,719
Depreciation and amortization	9,183	10,190	11,599
Solidarity fee	83,093	87,043	81,626
Total operating costs	166,613	159,099	174,498
Income from operations	26,427	28,517	38,482
Operating margin(1)	13.7%	15.2%	18.1%

Culiacán:
Revenues:
Aeronautical services	194,285	211,588	223,423
Non-aeronautical services	26,605	32,504	35,022
Construction services	66,093	18,294	34,097
Total revenues	286,983	262,386	292,542
Operating costs:
Costs and administrative expenses	41,589	48,850	53,029
Major maintenance provision	7,561	31,523	10,217
Construction costs	66,093	18,294	34,097
Depreciation and amortization	10,608	12,600	14,148
Solidarity fee	125,593	111,327	130,560
Total operating costs	251,444	222,594	242,051
Income from operations	35,539	39,792	50,491
Operating margin(1)	12.4%	15.2%	17.3%

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of pesos, except percentages)
Durango:
Revenues:
Aeronautical services	45,051	44,341	48,937
Non-aeronautical services	6,723	7,144	7,784
Construction services	1,015	23,149	13,598
Total revenues	52,789	74,634	70,319
Operating costs:
Costs and administrative expenses	16,392	18,530	19,774
Major maintenance provision	7,152	7,383	9,805
Construction costs	1,015	23,149	13,598
Depreciation and amortization	3,966	4,092	5,981
Solidarity fee	15,783	13,710	10,033
Total operating costs	44,308	66,864	59,191
Income from operations	8,481	7,770	11,128
Operating margin(1)	16.1%	10.4%	15.8%

San Luis Potosí:
Revenues:
Aeronautical services	63,281	65,573	84,498
Non-aeronautical services	13,836	14,541	17,508
Construction services	9,355	73,874	14,772
Total revenues	86,472	153,988	116,778
Operating costs:
Costs and administrative expenses	16,427	19,713	20,871
Major maintenance provision	7,419	35,637	6,487
Construction costs	9,355	73,874	14,772
Depreciation and amortization	3,208	3,698	5,680
Solidarity fee	37,616	8,232	48,956
Total operating costs	74,025	141,154	96,766
Income from operations	12,447	12,834	20,012
Operating margin(1)	14.4%	8.3%	17.1%

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of pesos, except percentages)
Tampico:
Revenues:
Aeronautical services	105,275	108,330	124,312
Non-aeronautical services	14,938	15,504	18,183
Construction services	8,028	6,116	12,981
Total revenues	128,241	129,950	155,476
Operating costs:
Costs and administrative expenses	27,217	28,505	30,340
Major maintenance provision	9,914	19,496	14,364
Construction costs	8,028	6,116	12,981
Depreciation and amortization	5,172	5,518	7,356
Solidarity fee	58,842	48,419	62,312
Total operating costs	109,173	108,054	127,353
Income from operations	19,068	21,896	28,123
Operating margin(1)	14.9%	16.8%	18.1%

Torreón:
Revenues:
Aeronautical services	77,305	87,321	98,985
Non-aeronautical services	13,259	14,114	15,671
Construction services	10,231	11,887	12,444
Total revenues	100,795	113,322	127,100
Operating costs:
Costs and administrative expenses	23,411	27,644	29,603
Major maintenance provision	13,919	17,060	14,961
Construction costs	10,231	11,887	12,444
Depreciation and amortization	6,933	7,267	9,437
Solidarity fee	31,018	36,839	38,655
Total operating costs	85,512	100,698	105,100
Income from operations	15,283	12,624	22,000
Operating margin(1)	15.2%	11.1%	17.3%

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of pesos, except percentages)
Zacatecas:
Revenues:
Aeronautical services	51,177	51,282	56,872
Non-aeronautical services	6,713	7,139	7,535
Construction services	21,343	26,264	14,036
Total revenues	79,233	84,685	78,443
Operating costs:
Costs and administrative expenses	17,576	18,296	19,910
Major maintenance provision	5,929	7,099	15,631
Construction costs	21,343	26,264	14,036
Depreciation and amortization	4,467	5,146	6,247
Solidarity fee	20,409	17,990	9,768
Total operating costs	69,724	74,795	65,592
Income from operations	9,509	9,890	12,851
Operating margin(1)	12.0%	11.7%	16.4%

Border Destinations
Ciudad Juárez:
Revenues:
Aeronautical services	110,444	112,707	124,252
Non-aeronautical services	20,563	22,460	24,784
Construction services	27,785	9,078	13,782
Total revenues	158,792	144,245	162,818
Operating costs:
Costs and administrative expenses	35,039	35,965	37,434
Major maintenance provision	12,701	17,275	13,313
Construction costs	27,785	9,078	13,782
Depreciation and amortization	8,222	8,212	9,294
Solidarity fee	54,289	50,964	59,549
Total operating costs	138,036	121,494	133,372
Income from operations	20,756	22,751	29,446
Operating margin(1)	13.1%	15.8%	18.1%

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of pesos, except percentages)
Reynosa:
Revenues:
Aeronautical services	53,719	69,919	85,018
Non-aeronautical services	8,143	9,425	10,988
Construction services	31,570	17,795	9,988
Total revenues	93,432	97,139	105,994
Operating costs:
Costs and administrative expenses	16,816	18,771	22,398
Major maintenance provision	6,188	10,466	17,137
Construction costs	31,570	17,795	9,988
Depreciation and amortization	3,671	4,526	6,939
Solidarity fee	25,299	32,417	30,614
Total operating costs	83,544	83,975	87,076
Income from operations	9,888	13,164	18,918
Operating margin(1)	10.6%	13.6%	17.8%

Hotel:
Revenues:
Non-aeronautical services	158,477	176,510	195,742
Total revenues	158,477	176,510	195,742
Operating costs:
Costs and administrative expenses	98,925	103,801	122,683
Depreciation and amortization	20,334	20,219	19,883
Total operating costs	119,259	124,020	142,566
Income from operations	39,218	52,490	53,176
Operating margin	24.7%	29.7%	27.2%

(1)          We determine operating margin per airport by dividing income from operations at each airport by total revenues for that airport.

Historically, our most profitable airport has been the Monterrey airport, which handles the majority of our international passengers.  In recent years, however, this trend has changed.  In 2012, the Durango airport was our most profitable airport, primarily due to lower administrative expenses and major maintenance provision compared to the other airports. In 2013, the Zihuatanejo airport was our most profitable airport, primarily due to other income received from the sale of fixed assets.  In 2014, the Acapulco airport was our most profitable airport, principally as a result of a decrease in the major maintenance provision, mainly due to new estimates of major maintenance requirements in our airports in 2013, as well as lower minor maintenance requirements coupled with increased aeronautical and non-aeronautical revenues.  We determine profitability per airport by dividing income from operations in each airport by total revenues for that airport.

Summary Historical Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated:

	Year Ended December 31,
	2012	2013		2014
	Amount	Amount	% Change	Amount	% Change
	(in thousands of pesos, except percentages)
Revenues:
Aeronautical services	2,130,663	2,268,869	6.5%	2,532,666	11.6%
Non-aeronautical services	688,957	796,501	15.6%	889,694	11.7%
Construction services	321,718	352,688	9.6%	307,327	(12.9%)
Total revenues	3,141,338	3,418,058	8.8%	3,729,687	9.1%
Operating costs:
Cost of services	656,217	725,329	10.5%	772,946	6.6%
Major maintenance provision	164,208	263,167	60.3%	179,932	(31.6%)
Construction costs	321,718	352,688	9.6%	307,327	(12.9%)
Administrative expenses	457,749	501,233	9.5%	536,034	(6.9%)
Concession taxes	137,028	148,159	8.1%	171,670	15.9%
Technical assistance fees	67,365	66,643	(1.1%)	82,461	23.7%
Depreciation and amortization	186,803	201,226	7.7%	223,982	11.3%
Other income (expense)	(9,924)	(49,782)	401.6%	(13,654)	(72.6%)
Total operating costs	1,981,164	2,208,663	11.5%	2,260,698	2.4%
Income from operations	1,160,174	1,209,395	4.2%	1,468,989	21.5%
Interest income (expense), net	(76,082)	(136,709)	79.7%	(187,221)	36.9%
Exchange gain (loss), net	23,168	(6,198)	(126.8%)	(22,463)	262.4%
Income before income taxes	1,107,260	1,066,488	(3.7%)	1,259,305	18.1%
Income taxes	288,172	(134,876)	(146.8%)	232,345	(272.3%)
Consolidated net income	819,088	1,201,364	46.7%	1,026,960	(14.5%)

Other operating data:
Operating margin(1)	36.9%	35.4%		39.4%	11.3%
Net margin(2)	26.1%	35.1%		27.5%	(21.7%)

(1)          Income from operations divided by total revenues, expressed as a percentage.

(2)          Net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year Ended December 31, 2014, Compared to the Year Ended December 31, 2013.

Consolidated Revenues

Total revenues for 2014 were Ps. 3,729,687 thousand, 9.1% higher than the Ps. 3,418,058 thousand recorded in 2013, primarily as a result of an increase in both aeronautical and non-aeronautical revenues.  The sum of aeronautical and non-aeronautical revenues in 2014 increased by 11.6% as compared to 2013.

Aeronautical revenues increased by 11.6% to Ps. 2,532,666 thousand in 2014, as compared to Ps. 2,268,869 thousand in 2013, due primarily to an increase in passenger charges from Ps. 1,853,854 thousand in 2013 to Ps. 2,068,267 thousand in 2014 attributable to a 10.6% increase in passenger traffic.  Aeronautical revenues per workload unit in 2014 were Ps. 162.8 compared to Ps. 160.4 in 2013, an increase of 1.5%.

Non-aeronautical revenues increased by 11.7% from Ps. 796,501 thousand in 2013 to Ps. 889,694 in 2014, due primarily to car parking revenues, which increased 14.2% from Ps. 128,012 thousand in 2013 to Ps. 146,167 in 2014, hotel services revenues, which increased 10.9% from Ps. 176,510 thousand in 2013 to Ps. 195,742 thousand in 2014, baggage-screening revenues, which increased 22.9% from Ps. 64,375 thousand in 2013 to Ps. 79,090 thousand in 2014, food and beverage revenues, which increased 15.9% from Ps. 46,472 thousand in 2013 to Ps. 53,862 thousand in 2014, and advertising revenues, which increased 9.0% from Ps. 80,185 in 2013 to Ps. 87,420 in 2014.  Non-aeronautical revenues per terminal passenger increased by 1.00%, from Ps. 59.9 in 2013 to Ps. 60.5 in 2014, due primarily to the development and implementation of commercial and diversification initiatives.

Revenues from construction services in 2014 were Ps. 307,327 thousand, a decrease of 12.9% from Ps. 352,688 thousand recognized in 2013, as a result of a decrease in investments in improvements for concession assets.

Revenues by Segment

On an airport-by-airport basis, the principal contributors to revenues in 2014 were the Monterrey airport (Ps. 1,564,653 thousand), the Culiacán airport (Ps. 292,542 thousand), the Mazatlán airport (Ps. 252,258 thousand), the Chihuahua airport (Ps. 212,980 thousand), the Acapulco airport (Ps. 188,665 thousand), the Ciudad Juárez airport (Ps. 162,818 thousand) and the Tampico airport (Ps. 155,476 thousand).

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 11.6% from Ps. 1,046,621 thousand in 2013 to Ps. 1,167,807 thousand in 2014, due primarily to a 10.7% increase in passenger charges, as a result of an 11.1% increase in passenger traffic.  Non-aeronautical revenues increased by 12.3% from Ps. 320,774 thousand in 2013 to Ps. 360,228 in 2014, due primarily to a 15.0% increase in car parking revenues, new VIP Lounge operating in the airport, which generated Ps. 6,906 thousand revenues in 2014, a 17.6% increase in food and beverage services, a 12.2% increase in OMA Carga and a 9.0% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 11.7% from Ps. 1,367,395 thousand in 2013 to Ps. 1,528,035 thousand in 2014.  The sum of aeronautical and non-

aeronautical revenues per workload unit increased by 1.5% from Ps. 198.8 in 2013 to Ps. 201.7 in 2014, principally due to the increases in aeronautical and non-aeronautical revenues.

Tourist Destinations

At the Acapulco airport, aeronautical revenues increased by 8.4% from Ps. 108,420 thousand in 2013 to Ps. 117,573 thousand in 2014, due primarily to an 8.4% increase in passenger charges, as a result of the increase in terminal passengers.  Non-aeronautical revenues increased by 12.4% from Ps. 20,266 thousand in 2013 to Ps. 22,779 thousand in 2014, due primarily to an increase in parking lot tariffs, more favorable contractual terms due to renewal of contracts, new passenger services and more advertising spaces.  The sum of aeronautical and non-aeronautical revenues increased by 9.1% from Ps. 128,686 thousand in 2013 to Ps. 140,352 thousand in 2014.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 6.5% from Ps. 207.5 in 2013 to Ps. 221.0 in 2014, principally due to the increases in aeronautical and non-aeronautical revenues.

At the Mazatlán airport, aeronautical revenues increased by 9.3% from Ps. 136,063 thousand in 2013 to Ps. 148,781 thousand in 2014, due primarily to a 10.1% increase in passenger charges, as a result of a 7.9% increase in passenger traffic.  Non-aeronautical revenues increased by 6.6% Ps. 34,719 thousand in 2013 to Ps. 37,002 thousand in 2014, due primarily to a 19.4% increase in car parking revenues, a 15.9% increase in advertising revenues and a 13.8% increase in car rental revenues.  The sum of aeronautical and non-aeronautical revenues increased by 8.8% from Ps. 170,782 thousand in 2013 to Ps. 185,783 thousand in 2014.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 0.7% from Ps. 230.4 in 2013 to Ps. 231.9 in 2014, principally due to the increases in aeronautical and non-aeronautical revenues.

At the Zihuatanejo airport, aeronautical revenues increased by 12.7% from Ps. 91,203 thousand in 2013 to Ps. 102,780 in 2014, due primarily to a 13.0% increase in passenger charges, as a result of a 10.5% increase in passenger traffic.  Non-aeronautical revenues increased by 12.0% from Ps. 17,843 thousand in 2013 to Ps. 19,990 thousand in 2014, due primarily to a 27.2% increase in car rental revenues, a 45.0% increase in food and beverage revenues, and a 68.6% increase in passenger services, as a result of the implementation of interactive modules and screens with digital advertising and content.  The sum of aeronautical and non-aeronautical revenues increased by 12.6% from Ps. 109,046 thousand in 2013 to Ps. 122,770 thousand in 2014.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 2.2% from Ps. 236.1 in 2013 to Ps. 241.2 in 2014, principally due to the increases in aeronautical and non-aeronautical revenues.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 9.8% from Ps. 148,028 thousand in 2013 to Ps. 162,469 thousand in 2014, due primarily to an 11.1% increase in passenger charges, as a result of a 8.6% increase in passenger traffic.  Non-aeronautical revenues increased by 14.2% from Ps. 30,461 thousand in 2013 to Ps. 34,792 thousand in 2014, due primarily to an 18.3% increase in car parking revenues, a 57.1% increase in food and beverage revenues and a 21.5% increase in retail operations.  The sum of aeronautical and non-aeronautical revenues increased by 10.5% from Ps. 178,489 thousand in 2013 to Ps. 197,261 thousand in 2014.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 2.0% from Ps. 190.0 in 2013 to Ps. 193.8 in 2014, principally due to the increases in aeronautical and non-aeronautical revenues.

At the Culiacán airport, aeronautical revenues increased by 5.6% from Ps. 211,588 thousand in 2013 to Ps. 223,423 thousand in 2014, due primarily to a 6.7% increase in passenger charges, as a result of a 4.5% increase in passenger traffic.  Non-aeronautical revenues increased by 7.7% from Ps. 32,504 thousand in 2013 to Ps. 35,022 thousand in 2014, due primarily to a 33.4% increase in advertising revenues and a 10.7% increase in retail operations.  The sum of aeronautical and non-aeronautical revenues increased by 5.9% from Ps. 244,092 thousand in 2013 to Ps. 258,445 thousand in 2014.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 1.4% from Ps. 189.7 in 2013 to Ps. 192.4 in 2014, principally due to the increases in aeronautical and non-aeronautical revenues.

At the Durango airport, aeronautical revenues increased by 10.4% from Ps. 44,341 thousand in 2013 to Ps. 48,937 thousand in 2014, due primarily to 10.5% increase in passenger charges, principally as a result of an 8.5% increase in passenger traffic.  Non-aeronautical revenues increased by 9.0% from Ps. 7,144 thousand in 2013 to Ps. 7,784 thousand in 2014, due primarily to a 23.9% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 10.2% from Ps. 51,485 thousand in 2013 to Ps. 56,721 thousand in 2014.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 1.2% from Ps. 216.3 in 2013 to Ps. 219.0 in 2014, principally due to the increases in aeronautical and non-aeronautical revenues.

At the San Luis Potosí airport, aeronautical revenues increased by 28.9% from Ps. 65,573 thousand in 2013 to Ps. 84,498 thousand in 2014, due primarily to a 30.8% increase in passenger charges as a result of a 42.9% increase in passenger traffic.  Non-aeronautical revenues increased by 20.4% from Ps. 14,541 thousand in 2013 to Ps. 17,508 thousand in 2014, due primarily to a 36.0% increase in car parking revenues, a 13.3% increase in revenues from the leasing of space, a 31.0% increase in advertising revenues and 22.6% increase in car rental revenues.  The sum of aeronautical and non-aeronautical revenues increased by 27.3% from Ps. 80,114 thousand in 2013 to Ps. 102,006 thousand in 2014. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 1.6% from Ps. 157.6 in 2013 to Ps. 160.1 in 2014, principally due to the increases in aeronautical and non-aeronautical revenues.

At the Tampico airport, aeronautical revenues increased by 14.8% from Ps. 108,330 thousand in 2013 to Ps. 124,312 thousand in 2014, due primarily to a 14.1% increase in passenger charges, as a result of a 13.2% increase in passenger traffic.  Non-aeronautical revenues increased by 17.3% from Ps. 15,504 thousand in 2013 to Ps. 18,183 thousand in 2014, due primarily to a 55.6% increase in advertising revenues and a 16.4% increase in car parking revenues. The sum of aeronautical and non-aeronautical revenues increased by 15.1% from Ps. 123,834 thousand in 2013 to Ps. 142,495 thousand in 2014.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 1.6% from Ps. 202.3 in 2013 to Ps. 205.6 in 2014, principally due to the increases in aeronautical and non-aeronautical revenues.

At the Torreón airport, aeronautical revenues increased by 13.4% from Ps. 87,321 thousand in 2013 to Ps. 98,985 thousand in 2014, due primarily to a 15.5% increase in passenger charges, as a result of a 12.1% increase in passenger traffic.  Non-aeronautical revenues increased by 11.0% from Ps. 14,114 thousand in 2013 to Ps. 15,671 thousand in 2014, due primarily to a 26.6% increase in retail operations, a 10.8% increase in car parking revenues and a 21.3% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 13.0% from Ps. 101,435 thousand in 2013 to Ps. 114,656 thousand in 2014.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 1.0% to 216.7 from 214.7 in 2013, principally due to the increases in aeronautical and non-aeronautical revenues.

At the Zacatecas airport, aeronautical revenues increased by 10.9% from Ps.51,282 thousand in 2013 to Ps. 56,872 thousand in 2014, due primarily to a 10.1% increase in passenger charges, as a result of a 9.6% increase in passenger traffic.  Non-aeronautical revenues increased by 5.5% from Ps. 7,139 thousand in 2013 to Ps. 7,535 thousand in 2014, due primarily to a 4.6% increase in car parking revenues and a 8.4% increase in advertising revenues. The sum of aeronautical and non-aeronautical revenues per workload unit at the Zacatecas airport increased by 0.6% from Ps. 224.7 in 2013 to Ps. 226.0 in 2014, principally due to the increases in aeronautical and non-aeronautical revenues.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 10.2% from Ps. 112,707 thousand in 2013 to Ps. 124,252 thousand in 2014, due primarily to a 12.5% increase in passenger charges, as a result of a 9.4% increase in passenger traffic.  Non-aeronautical revenues increased by 10.3% from Ps. 22,460 thousand in 2013 to Ps. 24,784 thousand in 2014, due primarily to a 28.3% increase in advertising revenues, a 45.8% increase in retail operations, a 5.2% increase in car parking revenues and a 19.2% increase in food and beverage revenues.  The sum of aeronautical and non-aeronautical revenues increased by 10.3% from Ps. 135,167 thousand in 2013 to Ps. 149,036 thousand in 2014.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 1.2% from Ps. 184.7 in 2013 to Ps. 187.0 in 2014, principally due to the increases in aeronautical and non-aeronautical revenues.

At the Reynosa airport, aeronautical revenues increased by 21.6% from Ps. 69,919 thousand in 2013 to Ps. 85,018 thousand in 2014, due primarily to 21.5% increase in passenger charges, as a result of a 20.4% increase in passenger traffic.  Non-aeronautical revenues increased by 16.6% from Ps. 9,425 thousand in 2013 to Ps. 10,988 thousand in 2014, due primarily a 21.2% increase in car parking revenues and a 23.3% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 21.0% from Ps. 79,344 thousand in 2013 to Ps. 96,006 thousand in 2014.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 0.8% from Ps. 200.1 in 2013 to Ps. 201.7 in 2014, principally due to the increases in aeronautical and non-aeronautical revenues.

Hotel

At our hotel, total revenues increased by 10.9% from Ps. 176,510 thousand in 2013 to Ps. 195,742 thousand in 2014, due primarily to an increase in average rate per room of 12.2% to Ps. 1,817 in 2014 from Ps. 1,619 in 2013.

Operating Results

Cost of Services

Our cost of services increased by 6.6% from Ps. 725,329 thousand in 2013 to Ps. 772,946 thousand in 2014, mainly as a result of a 3.5% increase in wages and salaries and the recognition of Ps. 1,296 thousand cost in allowance for doubtful accounts in 2014, compared to a cancellation in the allowance for doubtful accounts of Ps. 3,727 thousand in 2013.  As a percentage of the sum of aeronautical and non-aeronautical revenues, cost of services decreased from 23.7% in 2013 to 22.6% in 2014.

Major maintenance provision

Our major maintenance provision decreased from Ps. 263,167 thousand in 2013 to Ps. 179,932 thousand in 2014, mainly due to new estimates of major maintenance requirements in our airports in 2013.  We are required to perform major maintenance activities to our airports as established by our concession provided by the Mexican government.   The estimated major maintenance costs are based on our master development programs, which are reviewed and updated every five years.  The contractual obligations to maintain and restore the infrastructure of our airports is recognized as a provision in our consolidated statements of financial position based on an estimate of the expenditure that would be required to settle the present obligation at the end of the reporting period.   When the effect of the time value of money is material, the amount of the provision equals the present value of the expenditures expected to be required to settle the obligation.  Where discounting is used, the carrying amount of the provision increases each period to reflect the passage of time and this increase is recognized as a borrowing cost.  After initial recognition, provisions are reviewed at the end of each reporting period and adjusted to reflect current best estimates.  Adjustments to provisions arise from three sources: (i) revisions to estimated cash flows (both in amount and timing); (ii) changes to present value due to the passage of time; and (iii) revisions of discount rates to reflect prevailing current market conditions.  In periods following the initial recognition and measurement of the major maintenance provision at its present value, the provision is revised to reflect estimated cash flows being closer to the measurement date.  The unwinding of the discount relating to the passage of time is recognized as a financing cost and the revision of estimates of the amount and timing of cash flows is a reassessment of the provision and charged or credited as an operating item within our consolidated statements of income and other comprehensive income.

Every quarter, the major maintenance provision is revised to update the amount that has been provided for in order to keep the provision as current as possible.  The provision could increase or decrease, as a result of certain events, such as, on the one hand, a contingency in an airport that requires immediate major maintenance, other maintenance that has been delayed or, on the other hand, an asset that does not need maintenance, in which case resources can be better used for other activities.

Administrative Expenses

Our administrative expenses increased by 6.9% from Ps. 501,233 thousand in 2013 to Ps. 536,034 thousand in 2014, due primarily to a 7.9% increase in employee expenses and an increase in litigation provisions from Ps. 511 thousand in 2013 to Ps. 14,083 thousand in 2014, mainly due to various labor lawsuits and Federal Consumer Protection Bureau (Procuraduría Federal del Consumidor) fines.  See “Item 8. Financial Information—Legal Proceedings.”

Technical Assistance Fee and Concession Tax

Our technical assistance fee, which is paid in U.S. dollars, increased by 23.7% from Ps. 66,643 thousand in 2013 to Ps. 82,461 thousand in 2014, reflecting the increase in revenues and the depreciation of the peso.  Our concession tax increased by 15.9% from Ps. 148,159 thousand in 2013 to Ps. 171,670 thousand in 2014, as a result of an increase in aeronautical and non-aeronautical revenues.

Depreciation and Amortization

Our 11.3% increase in depreciation and amortization, from Ps. 201,226 thousand in 2013 to Ps. 223,982 thousand in 2014, was principally due to an increase in investment improvements to concession assets during 2014.

Income from Operations

On a consolidated basis, our operating income increased by 21.5% from Ps. 1,209,395 thousand during 2013 to Ps. 1,468,989 thousand in 2014, due primarily to a 9.1% increase in total revenue, which offset the 2.4% increase in total costs.  Our operating margin increased from 35.4% in 2013 to 39.4% in 2014 and, considering only the sum of our aeronautical and non-aeronautical revenues, from 39.5% in 2013 to 42.9% in 2014.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “—Operating Results—Solidarity Fees.”  In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2014 were the Monterrey airport (Ps. 270,403 thousand), the Culiacán airport (Ps. 50,491 thousand), the Acapulco airport (Ps. 45,252 thousand), the Chihuahua airport (Ps. 38,482 thousand), the Mazatlán airport (Ps. 36,479 thousand) and the Tampico airport (Ps. 28,123 thousand).

Metropolitan Destination

Operating income for the Monterrey airport increased from Ps. 222,754 thousand in 2013 to Ps. 270,403 thousand in 2014, due primarily to an increase in aeronautical and non-aeronautical revenues and a decrease in the major maintenance provision from Ps. 56,249 thousand in 2013 to Ps. 24,330 thousand in 2014, mainly due to new estimates of major maintenance requirements in our airports in 2013.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps. 771,663 thousand in 2013 to Ps. 890,327 thousand in 2014 due to higher aeronautical and non-aeronautical revenues.

Tourist Destinations

Operating income for the Acapulco airport increased from Ps. 28,878 thousand in 2013 to Ps. 45,252 thousand in 2014, due primarily to a decrease in the major maintenance provision from Ps. 17,499 in 2013 to Ps. 3,477 thousand in 2014, mainly due to new estimates of major maintenance requirements in our airports in 2013, a decrease in minor maintenance requirements and an increase in aeronautical and non-aeronautical revenues.  The decrease in operating costs mainly reflected a decrease in both the major maintenance provision and costs and administrative expenses, which amounted Ps. 42,776 thousand in 2013, as compared to Ps. 35,005 thousand in 2014, mainly due to lower minor maintenance requirements.

Operating income for the Mazatlán airport increased from Ps. 28,585 thousand in 2013 to Ps. 36,479 thousand in 2014, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in costs and administrative expenses from Ps. 39,990 thousand in 2013 to Ps. 44,444 thousand in 2014 and an increase in the major maintenance provision from Ps. 22,044 thousand in 2013 to Ps. 25,573 thousand in 2014 due to increased maintenance requirements.

Operating income for the Zihuatanejo airport increased from Ps. 23,622 thousand in 2013 to Ps. 24,653 thousand in 2014, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in costs and administrative expenses from Ps. 28,684 in 2013 to Ps. 40,510 thousand in 2014.

Regional Destinations

Operating income for the Chihuahua airport increased from Ps. 28,517 thousand in 2013 to Ps. 38,482 thousand in 2014, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in costs and administrative expenses from Ps. 41,320 thousand in 2013 to Ps. 52,976 thousand in 2014.

Operating income for the Culiacán airport increased from Ps. 39,792 thousand in 2013 to Ps. 50,491 thousand in 2014, due primarily to a decrease in the major maintenance provision from Ps. 31,523 thousand in 2013 to Ps. 10,217 thousand in 2014 due to a decrease in maintenance requirements.  Operating costs reflected an increase in solidarity fees from Ps. 111,327 thousand in 2013 to Ps. 130,560 thousand in 2014 due to an increase in revenues.

Operating income for the Durango airport increased from Ps. 7,770 thousand in 2013 to Ps. 11,128 thousand in 2014, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in the major maintenance provision from Ps. 7,383 thousand in 2013 to Ps. 9,805 thousand in 2014 due to higher maintenance requirements, an increase in depreciation and amortization from Ps. 4,902 thousand in 2013 to Ps. 5,981thousand in 2014 and an increase in costs and administrative expenses from Ps. 18,530 thousand in 2013 to Ps. 19,774 thousand in 2014.

Operating income for the San Luis Potosí airport increased from Ps. 12,834 thousand in 2013 to Ps. 20,012 thousand in 2014, due primarily to a decrease in the major maintenance provision from Ps. 35,637 thousand in 2013 to Ps. 6,487 thousand in 2014, mainly due to new estimates of major maintenance requirements in our airports in 2013, as well as an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in cost of services from Ps. 20,750 thousand to Ps. 61,116 thousand, as a result of an increase in solidarity fees.

Operating income for the Tampico airport increased from Ps. 21,896 thousand in 2013 to Ps. 28,123 thousand in 2014, due primarily to an increase in aeronautical and non-aeronautical revenues.  Operating costs mainly reflected an increase in solidarity fees from Ps. 48,419 thousand to Ps. 62,312 thousand, principally as a result of an increase in revenues.

Operating income for the Torreón airport increased from Ps. 12,624 thousand in 2013 to Ps. 22,000 thousand in 2014, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in depreciation and amortization from Ps. 7,267 thousand in 2013 to Ps. 9,437 thousand in 2014,as a result of additions to concession assets; an increase in costs and administrative expenses from Ps. 27,644 thousand in 2013 to Ps. 29,603 thousand in 2014 and an increase in solidarity fees from Ps. 36,839 thousand in 2013 to Ps. 38,655 thousand in 2014 due to an increase in revenues.

Operating income for the Zacatecas airport increased from Ps. 9,890 thousand in 2013 to Ps. 12,850 thousand in 2014, due primarily to a decrease in solidarity fees, as a result of an increase in the major maintenance provision and an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in the major maintenance provision from Ps. 7,099 thousand in 2013 to Ps. 15,631 thousand in 2014, as a result of higher maintenance requirements, which offset the decrease in solidarity fees, and an increase in costs and administrative expenses from Ps. 18,296 thousand in 2013 to Ps. 19,910 thousand in 2014.

Border Destinations

Operating income for the Ciudad Juárez airport increased from Ps. 22,751 thousand in 2013 to Ps. 29,446 thousand in 2014, due primarily to an increase in aeronautical and non-aeronautical revenues.  Operating costs mainly reflected an increase in solidarity fees from Ps. 50,964 thousand in 2013 to Ps. 59,549 thousand in 2014 due to an increase in revenues.

Operating income for the Reynosa airport increased from Ps. 13,164 thousand in 2013 to Ps. 18,918 thousand in 2014, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in the major maintenance provision from Ps. 10,466 thousand in 2013 to Ps. 17,137 thousand in 2014 due to higher maintenance requirements and an increase in costs and administrative expenses from Ps. 18,771 thousand in 2013 to Ps. 22,399 thousand in 2014.

Hotel

Operating income for our hotel increased from Ps. 52,490 thousand in 2013 to Ps. 53,176 thousand in 2014, due primarily to higher revenues derived from an increase in the average rate per room of 12.2% to Ps. 1,817 in 2014 from Ps. 1,618.8 in 2013.

Exchange Gain (Loss)

We had a net exchange loss in 2014 of Ps. 22,463 thousand, as compared to a loss of Ps. 6,198 thousand in 2013, due primarily to the depreciation of the peso.  The exchange rate used to convert our dollar-denominated liabilities from pesos to U.S. dollars was Ps. 14.7348 to U.S.$ 1.00 as of December 31, 2014 and Ps. 13.0652 to U.S.$ 1.00 as of December 31, 2013.

Net Interest Expense

Our net interest expense increased by 36.9% from Ps. 136,709 thousand in 2013 to Ps. 187,221 thousand in 2014, due primarily to an increase in debt from Ps. 3,103,563 thousand to Ps. 4,742,032 thousand.

Income Taxes

We recorded an income tax expense of Ps. 232,345 thousand in 2014, as compared to an income tax benefit of Ps. 134,876 thousand in 2013, principally as a result of an increase in the current income tax due to higher revenues coupled with a benefit from the prior year resulting from the impact of the 2014 Mexican income tax reform.

Our current income tax increased from Ps. 267,928 to Ps. 298,968 as a result of increased revenues.

Our effective tax rate was (12.6%) in 2013 and 18.5% in 2014.  The effective tax rates in 2013 and 2014 differed from the statutory rate of 30%, principally as a result of the recognition of a deferred corporate income tax asset for taxes on assets paid in prior years for which we now anticipate we will be able to recover corresponding benefits. Inflationary effects also impacted our effective tax rate, resulting in a lower effective tax rate.

Net Income and Comprehensive Income

Our net income decreased by 14.5% from Ps. 1,201,364 thousand in 2013 to Ps. 1,026,960 thousand in 2014.  Comprehensive income decreased by 14.3% from Ps. 1,199,356 thousand in 2013 to Ps. 1,027,266 thousand in 2014.  Earnings per share were Ps. 2.5844, and earnings per ADS were Ps. 20.6752.

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

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 6.4% from Ps. 139,127 thousand in 2012 to Ps. 148,028 thousand in 2013, due primarily to a 3.6% increase in terminal passenger traffic.  Non-aeronautical revenues increased by 11.7% from Ps. 27,259 thousand in 2012 to Ps. 30,461 thousand in 2013, due primarily to a 63.1% increase in revenues from car rentals as a result of an increase in car rental sites in the airport as well as an initial opening fee paid by the car rental companies, a 23.1% increase revenues in retail operations, a 130.6% increase in revenues from telecommunication services resulting from a contract signed with a telecommunications provider to pay the airport to allow them to improve cellular reception in the airport, a 23.8% increase in revenues from OMA Carga and a 9.5% increase in revenues from the leasing of space.  The sum of aeronautical and non-aeronautical revenues increased by 7.3% from Ps. 166,386 thousand in 2012 to Ps. 178,489 thousand in 2013.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.1% from Ps. 184.3 in 2012 to Ps. 190.0 in 2013, principally due to an increase in aeronautical and non-aeronautical revenues.

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

At the Durango airport, aeronautical revenues decreased by 1.6% from Ps. 45,051 thousand in 2012 to Ps. 44,341 thousand in 2013, due primarily to a 2.5% decrease in terminal passenger traffic.  Non-aeronautical revenues increased by 6.3% from Ps. 6,723 thousand in 2012 to Ps. 7,144 thousand in 2013, due primarily to a 146.5% increase in revenues resulting from a contract signed with a telecommunications provider to pay the airport to allow them to improve cellular reception in the airport, and a 13.7% increase in revenues from the leasing of space.  The sum of aeronautical and non-

aeronautical revenues decreased by 0.6% from Ps. 51,774 thousand in 2012 to Ps. 51,485 thousand in 2013.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 2.0% from Ps. 212.1 in 2012 to Ps. 216.3 in 2013, principally due to a decrease in aeronautical revenues resulting from a decrease in terminal passenger traffic.

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

At the Zacatecas airport, aeronautical revenues increased by 0.2% from Ps. 51,177 thousand in 2012 to Ps. 51,282 thousand in 2013, due primarily to an increase in terminal passenger charges despite a 2.1% decrease in domestic passenger traffic.  Non-aeronautical revenues increased by 6.3% from Ps. 6,713 thousand in 2012 to Ps. 7,139 thousand in 2013, due primarily to a 149.7% increase in revenues from telecommunication services resulting from a contract signed with a telecommunications provider to pay the airport to allow them to improve cellular reception in the airport and a 172.8% increase in revenues from the leasing of space.  The sum of aeronautical and non-aeronautical revenues per workload unit at the Zacatecas airport increased by 3.1% from Ps. 217.9 in 2012 to Ps. 224.7 in 2013, principally due to an increase in revenues from passenger charges.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 2.0% from Ps. 110,444 thousand in 2012 to Ps. 112,707 thousand in 2013, due primarily to a 4.6% increase in passenger charges.  Non-aeronautical revenues increased by 9.2% from Ps. 20,563 thousand in 2012 to Ps. 22.460 thousand in 2013, due primarily to a 58.4% increase in revenues from car rentals as a result of an increase in car rental sites in the airport as well as an initial opening fee paid by the car rental companies and a 111.4% increase in revenues from telecommunication services resulting from a contract signed with a telecommunications provider to pay the airport to allow them to improve cellular reception in the airport.  The sum of aeronautical and non-aeronautical revenues increased by 3.2% from Ps. 131,007 thousand in 2012 to Ps. 135,167 thousand in 2013.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.0% from Ps. 179.3 in 2012 to Ps. 184.7 in 2013, principally due to an increase in aeronautical and non-aeronautical revenues.

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

Major maintenance provision

The cost of major maintenance provision increased from Ps. 164,208 thousand in 2012 to Ps. 263,167 thousand in 2013.  We are required to perform major maintenance activities to our airports as established by our concession provided by the Mexican government.   The estimated major maintenance costs are based on our master development programs, which are reviewed and updated every five years.  The contractual obligations to maintain and restore the infrastructure of our airports is recognized as a provision in our consolidated statements of financial position based on an estimate of the expenditure that would be required to settle the present obligation at the end of the reporting period.   When the effect of

the time value of money is material, the amount of the provision equals the present value of the expenditures expected to be required to settle the obligation.  Where discounting is used, the carrying amount of the provision increases each period to reflect the passage of time and this increase is recognized as a borrowing cost.  After initial recognition, provisions are reviewed at the end of each reporting period and adjusted to reflect current best estimates.  Adjustments to provisions arise from three sources: (i) revisions to estimated cash flows (both in amount and timing); (ii) changes to present value due to the passage of time; and (iii) revisions of discount rates to reflect prevailing current market conditions.  In periods following the initial recognition and measurement of the major maintenance provision at its present value, the provision is revised to reflect estimated cash flows being closer to the measurement date.  The unwinding of the discount relating to the passage of time is recognized as a financing cost and the revision of estimates of the amount and timing of cash flows is a reassessment of the provision and charged or credited as an operating item within our consolidated statements of income and other comprehensive income.

Every quarter, the major maintenance provision is revised to update the amount that has been provided in order to keep the provision as current as possible.  The provision could increase or decrease as a result of certain events, such as, on the one hand, a contingency in an airport that requires immediate major maintenance, other maintenance that has been delayed or, on the other hand, an asset that does not need maintenance, in which case resources can be better used for other activities.

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

Metropolitan Destination

Operating income for the Monterrey airport increased from Ps. 206,142 thousand in 2012 to Ps. 222,754 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues that offset the increase in operating costs.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps. 723,974 thousand in 2012 to Ps. 771,663 thousand in 2013 due to higher aeronautical and non-aeronautical revenues, and a 6.4% increase in costs and administrative expenses from Ps. 230,395 thousand in 2012 to 245,215 thousand in 2013 as a result of an increase in the maintenance cost from Ps. 24,388 thousand in 2012 to Ps. 35,700 thousand in 2013 and an increase in concession tax from Ps. 66,454 thousand in 2012 to Ps. 70,363 thousand in 2013

Tourist Destinations

Operating income for the Acapulco airport increased from Ps. 20,310 thousand in 2012 to Ps. 28,878 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues that offset the increase in operating costs.  The increase in operating costs mainly reflected an increase in the major maintenance provision from Ps. 10,288 thousand in 2012 to Ps. 17,499 thousand in 2013 due to increased maintenance requirements and an increase in solidarity fees from Ps. 22,996 thousand in 2012 to Ps. 24,688 thousand in 2013, due to increase in aeronautical and non-aeronautical revenues.  These increases in costs were partially offset by an overall decrease in costs and administrative expense from Ps. 50,720 thousand to Ps. 42,776 thousand, due principally to a gain from the sale of a parcel of land (for a net amount of Ps. 11,025 thousand) and the recognition of an insurance reimbursement for damages caused by Hurricane Manuel, which, in turn, offset an increase in cost of services due to damages recognized in relation to the Hurricane Manuel contingency.

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

Regional Destinations

Operating income for the Chihuahua airport increased from Ps. 26,427 thousand in 2012 to Ps. 28,517 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues.  Operating costs mainly reflected a 24.2% increase in costs and administrative expenses from Ps. 33,260 thousand in 2012 to Ps. 41,320 thousand in 2013, an increase in solidarity fees from Ps. 83,093 thousand in 2012 to Ps. 87,043 thousand in 2013 as a result of higher aeronautical and non-aeronautical revenues and a decrease in the major maintenance from Ps. 14,423 thousand to Ps. 11,419 thousand.

Operating income for the Culiacán airport increased from Ps. 35,539 thousand in 2012 to Ps. 39,792 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues coupled with a decrease in solidarity fees.  Operating costs also reflected an increase in the major maintenance provision from Ps. 7,561 thousand in 2012 to Ps. 31,523 thousand in 2013 due to an increase in maintenance requirements.

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

Operating income for the San Luis Potosí airport increased from Ps. 12,447 thousand in 2012 to Ps. 12,834 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues that offset the increase in increase in operating costs.  The increase in operating costs mainly reflected an increase in the major maintenance provisions from Ps. 7,419 thousand in 2012 to Ps. 35,637 thousand in 2013 due to increased maintenance requirements.

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

Operating income for the Torreón airport decreased from Ps. 15,283 thousand in 2012 to Ps. 12,624 thousand in 2013, due primarily to an increase in operating costs that offset the increase in the sum of aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps. 31,018 thousand in 2012 to Ps. 36,839 thousand in 2013, an 18.1% increase in administrative expenses from Ps. 23,411 thousand in 2012 to Ps. 27,644 thousand in 2013 as a result of an increase in concession taxes from Ps 4,746 thousand in 2012 to Ps. 5,469 thousand in 2013, an increase in expenses for third-party studies we contracted to allow us to conduct our operations from Ps. 935 thousand in 2012 to Ps. 1,669 thousand in 2013, an increase in materials and supplies from Ps. 760 thousand in 2012 to Ps. 1,188 thousand in 2013 and other revenues from Ps. 8 thousand in 2012 to Ps. 870 thousand in 2013 and an increase in the major maintenance provision from Ps. 13,919 thousand in 2012 to Ps. 17,060 thousand in 2013 due to increased maintenance requirements.

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

Operating income for the Reynosa airport increased from Ps. 9,888 thousand in 2012 to Ps. 13,164 thousand in 2013, due primarily to an increase in the sum of aeronautical and non-aeronautical revenues that offset the increase in operating costs.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps. 25,299 thousand in 2012 to Ps. 32,417 thousand in 2013 as a result of higher aeronautical and non-aeronautical revenues, and an increase in the major maintenance provision from Ps. 6,188 thousand in 2012 to Ps. 10,466 thousand in 2013 due to increased maintenance requirements.

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

Liquidity and Capital Resources

Sources of Liquidity

Historically, we covered all of our liquidity needs, including our obligations under the master development programs, with cash flows generated by the operations of our subsidiaries and incurred no significant debt.  In the past six years, we have changed our strategy to financing our operations and have incorporated debt as a means to make strategic capital investments.  In the future, we hope to continue covering our liquidity needs with cash flows generated by the operations of our subsidiaries, with a reduction of costs and operational improvements to maximize profitability, and with the incurrence of additional debt to finance expenditures pursuant to our master development program obligations, other capital expenditures and working capital, to make our capital structure more efficient.  In our opinion, our working capital is sufficient for our present requirements.  For a discussion on our master development program obligations, see “Item 4.  Information on the Company—Master Development Programs and Capital Expenditures—Revenue Regulation.”

Pursuant to our master development program, in 2015, we anticipate investing Ps. 658,067 thousand as follows :

Expected Investments Under Master Development Programs by Category for 2015

2015
(thousands of pesos)
Terminals	221,102
Runways and aprons	18,935
Machinery and equipment	111,158

Security – investments	207,101
Other	99,771
Total	658,067

Our committed investments pursuant to our master development programs for 2015 amounted to Ps. 388,695 thousand, and in 2015, we expect to invest Ps. 658,067 thousand corresponding to our committed investments for 2015 and other investments from previous periods in the current master development programs.  Our committed investment for 2015 includes the amount of land recognized as a cost recovery as approved by the Mexican Bureau of Civil Aviation on December 4, 2012, corresponding to 2015 for an amount of Ps. 156,197 thousand (amounts expressed in pesos as of December 31, 2014). See “Item 4. Information on the Company—Master Development Programs and Capital Expenditures” and “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our ability to expand certain of our airports and to comply with applicable safety guidelines could be limited by difficulties we encounter in acquiring additional land on which to operate our airports.”

Cash Flows

Our treasury monitors cash flows on a daily, monthly and annual basis to plan and determine the management, sources and uses of resources, as well as to meet our capital and debt service obligations at all times, and to improve our working capital and capital structure.

As of December 31, 2012, 2013 and 2014, we had Ps. 1,152,433 thousand, Ps. 1,534,006 thousand and Ps. 2,808,149 thousand, respectively, of cash and cash equivalents, of which 9.6%, 1.5% and 1.3%, respectively, was denominated in U.S. dollars.  We invested these resources in financial instruments in accordance with our investment policy.

In 2014, we generated Ps. 1,610,772 thousand in cash flows from operating activities of which 1,881,402 thousand was directly from operating activities and was offset mainly by Ps. 161,758 thousand of income tax paid, Ps. 219,680 thousand of major maintenance expenses and Ps. 89,826 thousand of taxes and other liability payments. Our cash flow used in investing activities was Ps. 371,844 thousand, mainly with respect to investments in our concessions and our cash flow received in financing activities was Ps. 35,215 thousand, mainly for the issuance of the Ps. 3,000,000 thousand principal amount long-term bonds issued in the Mexican market, offset by Ps. 2,349,961 thousand in debt repayments and Ps. 1,188,581 thousand in capital reimbursements.

In 2013, we generated Ps. 1,005,246 thousand in cash flows from operating activities of which Ps. 1,636,236 thousand was directly from operating activities and was offset mainly by Ps. 275,701 thousand of income tax paid, Ps. 228,849 thousand of major maintenance expenses and Ps. 133,557 thousand of taxes and other liabilities payments. Our cash flow used in investing activities was Ps. 270,880 thousand, mainly with respect to investments in our concessions and our cash flow used in financing activities was Ps. 352,793 thousand, mainly for the distribution of Ps. 1,196,912 thousand in capital reimbursements and Ps. 1,485,538 thousand in payment of debt, offset by proceeds from long-term debt of Ps. 2,497,524 thousand.

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

Indebtedness

Short-Term Indebtedness

On March 21, 2013, we issued Ps. 100,000 thousand in 28-day peso-denominated notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities.  The proceeds from this issuance were used for working capital and for general corporate purposes.  We continued to renew this short-term issuance after each maturity until July 3, 2014, when we performed our last renewal for an amount of Ps. 100,000 thousand at an interest rate of 3.12%.  These issuances were part of a Ps. 200,000 thousand unsecured commercial paper program.  The program received ratings of mx A 1+ by Standard & Poor’s and F1+ (mex) by Fitch Ratings.

As of December 31, 2014, we had lines of credit available for short-term issuances totaling Ps. 1,200,000 thousand.

Long-Term Indebtedness

On March 26, 2013, we issued Ps. 1,500,000 thousand in 10-year peso-denominated notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered in 2011.  Interest payments are made on a semiannual basis at a fixed annual interest rate of 6.47%.  The principal amount will be repaid at maturity on March 14, 2023.  In connection with the issuance of these notes, a pledge was established on the Acapulco, Ciudad Juárez, Culiacan, Chihuahua, Mazatlán, Monterrey, Tampico, Torreón and Zihuatanejo airports.  The net proceeds from the placement were used to prepay existing debt and are being used to fund committed investments under the master development programs for our 13 airports, as well as for strategic investments.  The notes received ratings of mxAA+ by Standard and Poor’s and AA+ (mex) by Fitch Ratings.  The principal covenants and the events of default under the indenture pursuant to which these notes were issued (the “2013 Indenture”) are described below.

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

As of December 31, 2012, we, through seven of our airports, maintained lines of credit with Private Export Funding Corporation (backed by Ex-Im Bank) for U.S.$ 20.4 million, pursuant to agreements dated October 15, 2010 and December 14, 2010, valid through December 21, 2021.  As of December 31, 2014, the balance of credit was U.S.$ 12.4 million.  These lines of credit are guaranteed by checked-baggage inspection equipment acquired by the airports.  The interest rate is three-month LIBOR plus 125 basis points.

On September 19, 2012, we entered into a contract for a line of credit with UPS Capital Business Credit (guaranteed by Ex-Im Bank) for U.S.$ 4.5 million valid through August 1, 2017.  As of December 31, 2014, the line of credit amounted to U.S.$ 1.4 million.  The line of credit is guaranteed by the Monterrey airport and the firefighting and checked-baggage inspection equipment acquired by the airports in 2011.  The interest rate is three-month LIBOR plus 95 basis points.

On April 11, 2014 we withdrew U.S.$ 3.1 million from a line of credit for rescue and firefighting equipment.  The line of credit is with UPS Capital Business Credit (guaranteed by Ex-Im Bank) and is valid through July 25, 2019.  As of December 31, 2014, the line of credit amounted to U.S.$ 2.7 million.  The line of credit is guaranteed by the firefighting equipment and the Acapulco, Chihuahua, Culiacan, San Luis Potosí, Zacatecas and Monterrey airports as primary obligors, jointly and severally, with respect to the payment of the principal and interest.  The interest rate is LIBOR plus 265 basis points.

On June 16, 2014, OMA issued Ps. 3,000,000 thousand in seven-year notes (certificados bursátiles) at a fixed rate of 6.85% that were registered with the Mexican National Registry of Securities.  The objectives of the issuance were to fix interest payments and to extend the maturity profile of debt by prepaying the Ps. 1,300,000 thousand in outstanding floating-rate notes issued under the 2011 Indenture, and to finance the master development programs and strategic investments. The floating-rate Ps. notes issued under the 2011 Indenture were paid on July 11, 2014.  The principal covenants and the events of default under the indenture pursuant to which these notes were issued (the “2014 Indenture”) are substantially similar to those under the 2013 Indenture.

Total Indebtedness

The following table sets forth our total indebtedness at the closing of each of the periods indicated:

As of December 31,	Indebtedness
(in thousands of pesos)
2012	Ps. 2,088,209
2013	3,103,535
2014	4,724,401

Derivative Financial Instruments

As of April 23, 2015, did not execute any operations with derivative financial instruments and we did not have derivatives exposure.

Other Restrictions

As of December 31, 2014, restrictions imposed by debt instruments did not have any impact on our ability to fulfill our capital and cash obligations.

Principal Treasury Policies

The operation of the treasury is based on various policies, with which we were in compliance as of December 31, 2014.  The most significant policies currently in effect are as follows:

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

The following table details our actual expenditures made during 2012, 2013 and 2014 and their classification in our consolidated financial statements for such periods:

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of pesos)
Capital expenditures pursuant to master development programs	321,718	352,688	307,327
Other capital expenditures	70,412	91,783	129,647
Total capital expenditures	392,130	444,471	436,432
Expenditures made for major maintenance provision(2)	201,970	228,849	219,680
Other expenditures pursuant to master development programs	6,908	4,139	11,058
Expenditures pursuant to master development programs and other capital expenditures(1)	601,008	677,458	667,712

(1)          The amounts disclosed in this table refer to increases in our investments in capital assets and represent both actual cash expenditures and capital additions, which are included in our accounts payable as of the end of each period, as the cash required for the capital additions has not yet been expended.

(2)   Amounts represent cash outlays for major maintenance, which are provisioned in our major maintenance provision.

In 2014, we spent Ps. 436,432 thousand on capital expenditures, principally for terminal, runway and apron improvements and land.  In 2013, we spent Ps. 444,471 thousand on capital expenditures, principally for improvements related to our terminals, runways and aprons and machinery and equipment.  In 2012, we spent Ps. 392,130 thousand on capital expenditures, principally for improvements related to our terminals, machinery and equipment and runways and aprons.

We currently intend to fund our commitments pursuant to the master development programs, other capital expenditures and working capital required by our business operations through cash flows generated from our operations and from current indebtedness and through the issuance of additional debt as deemed necessary by our management to comply with our obligations under the master development programs.  For a discussion on our master development program obligations, see “Item 4.  Information on the Company—Master Development Programs and Capital Expenditures—Revenue Regulation.”

Share Repurchase Program

On April 27, 2007, our shareholders approved the initial creation of a reserve of Ps. 400,000 thousand for our repurchase of Series B shares.  On April 14, 2011, April 18, 2012 and April 16, 2013 our shareholders authorized the use of an amount of up to Ps. 400,000 thousand for the operation of our share repurchase program during the year approved and until the next annual shareholders’ meeting.  On April 10, 2014, our shareholders authorized the use of an amount of up to Ps. 373,867 thousand for repurchases of Series B shares until the next annual shareholders’ meeting. On April 23, 2015, our shareholders authorized the use of an amount of up to Ps. 241,543 thousand for repurchases of Series B shares until the next annual shareholders’ meeting.

Our share repurchase program started in October 2007.  The operation of our share repurchase program generates cash inflow and cash outflow depending on the nature of the transaction (buying or selling).  For the years ended December 31, 2012, 2013 and 2014, the share repurchase program generated a cash inflow of Ps. 7,227 thousand, a cash outflow of Ps. 24,608 thousand and a cash outflow of Ps. 154,499 thousand, respectively.  On December 31, 2012, 2013 and 2014, the number of repurchased shares in treasury amounted to 872,473, 1,440,783 and 4,620,150, respectively.  During 2014, we bought 3,179,367 shares of the authorized repurchase amount for this purpose.

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

Deferred Income Taxes

Through December 31, 2012, we recognized the tax effects of both Corporate Income Tax and the Business Flat Tax by projecting the reversal date of their temporary differences and applying the tax rate expected to apply in each estimated period.  Based on financial projections made during the period in which we expected temporary differences to reverse at our individual subsidiaries, we calculated our deferred taxes in accordance with the tax we expected to pay in the future (either the Corporate Income Tax or the Business Flat Tax).  In December 2013, the Mexican government enacted tax reforms, which, among other things, included the elimination of the Business Flat Tax.  Accordingly, our deferred income taxes as of December 31, 2013 and 2014 were prepared taking into account that we will only be obligated to pay the Corporate Income Tax.

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

Employee benefits

We provide defined benefit obligations to our employees, for which we recognize a related liability.  That obligation is discounted at a discount rate established by reference to year-end market rates referenced in government bonds.  An evaluation is performed by management to establish the criteria of the bonds that most closely reflect the terms of the employee benefit obligation in order to establish the appropriate discount rate to be applied to account for the obligation at its net present value.

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

Useful Lives of Long-Lived Assets

Our long-lived assets correspond to concessions granted by the Mexican government, represented as an intangible asset, and property and equipment, represented as tangible assets. We review the estimated useful lives, residual values and depreciation and amortization methods of tangible and intangible long-lived assets at the end of each reporting period.  The level of uncertainty associated with estimates of useful lives is mainly related to changes in the market conditions in which the tangible and intangible assets are used, as well as utilization volumes and technological development.

Impairment of Tangible and Intangible Assets Excluding Goodwill

Our management periodically evaluates the impairment of long-lived assets in order to determine whether there is evidence that those assets have suffered an impairment loss.  If impairment indicators exist, the recoverable amount of assets is determined, with the help of independent experts, to determine the extent of the impairment loss, if any.  Our management considers that the aggregate of all airport concessions is an “independent cash generating unit,” as each of our 13 airports formed part of the Central-North package included in the Mexican government’s original bidding process.  In accordance with the terms established by the Mexican government, each of our 13 airports must be in operation, regardless of their individual results and are therefore evaluated for impairment on a consolidated basis.  Our hotel segment is evaluated separately.  Considering the foregoing, an evaluation of the existence of impairment indicators was made, and we concluded that no impairment indicators existed with respect to the airport concessions.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

The recoverable amount is the higher of fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount.  An impairment loss is recognized immediately in profit or loss.

In our analysis of impairment indicators, we identified indicators of a potential impairment in the Terminal 2 NH Hotel investment. After the analysis, we determined that the Terminal 2 NH Hotel was impaired and therefore did not record any impairment loss during the period.  The Company has not recorded an impairment loss for any periods presented in this Annual Report on Form 20-F.

Major Maintenance Provision

We have an obligation to perform major maintenance activities in our airports, per the terms of our concession agreements.  The provision is recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation.  Future disbursements are determined by considering the requirements of our master development programs.  The recognition of the major maintenance provision affects the results of the periods in which the infrastructure under concession becomes available for use through the date on which the maintenance and/or repair work is performed.

Off-Balance Sheet Arrangements

Except for operating lease agreements and purchase obligations as disclosed in the contractual obligations table, we are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

	Payments Due by Period
			2015		2016-2018		2019-2021		2022-on
	Total		Less than 1 Year(5)		1-3 Years		3-5 Years		More than 5 Years
	(in thousands of pesos)
Master development programs	Ps.	658,067	Ps.	658,067	Ps.	N/A(6)	N/A(6)		N/A(6)
Purchase obligations(1)	26,339		26,339		-		-		-
Short-term debt	-		-		-		-		-
Long-term debt(2)	4,742,032		47,105		125,092		3,069,835		1,500,000
Interest(3)	2,170,554		311,448		934,845		806,183		118,078
Leases(4)	383,379		32,353		85,681		77,037		188,308
Total	Ps.	7,980,371	Ps.	1,075,312	Ps.	1,145,618	Ps.	3,953,055	Ps.	1,806,386

(1)

Reflects minimum fixed annual payment to be paid under our Technical Assistance Agreement of U.S.$ 3.0 million updated to specific year using an annual U.S. inflation rate of 2.07%, as reported by the U.S. Department of Labor, Bureau of Labor Statistics for the period from June 2013 to June 2014, and assuming an exchange rate of Ps. 14.7348 per U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2014, which is used for operations with related parties in our consolidated financial statements. The amount ultimately to be paid in any year will depend on our profitability. The Technical Assistance Agreement will remain in effect until June 14, 2015 and will be automatically extended for another five-year term, after which it will be automatically extended for successive five-year periods unless any party thereto elects otherwise. At the end of this term, the Technical Assistance Agreement will be automatically extended for successive five-year periods unless any party thereto elects otherwise. Accordingly, the amount set forth in this table solely reflects the contractual amount payable through June 14, 2015. See “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements Relating to SETA.”

(2)

Debt denominated in U.S. dollars was converted to pesos based on an exchange rate of Ps. 14.7348 per U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2014, which is used for liabilities in our consolidated financial statements.

(3)

Interest projected based on forward interest rates (TIIE and LIBOR) and assuming an exchange rate of Ps. 14.7348 per U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2014, which is used for liabilities in our consolidated financial statements.

(4)

In October 2008, we acquired 90% of the common stock of Consorcio Grupo Hotelero T2, S.A. de C.V. This entity held a lease agreement with Mexico City International Airport to construct and operate a five-star hotel at Terminal 2 of Mexico City International Airport, establishing a leasing amount of the higher of Ps. 18.5 million per year or a royalty of 18% of total annual revenues. Additionally, we executed a lease agreement with HSBC for our headquarters building with an annual payment of Ps. 5.0 million, adjusted every year according to the Mexican national consumer price index.

(5)	Amounts for less than one year correspond to obligations for 2015.

(6)

In 2015, the fifth year of our current master development program, we will negotiate new master development program commitments for the 2016–2020 period with the Ministry of Communications and Transportation.

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

At the shareholders’ meeting held on April 16, 2013, Fernando Flores Pérez, Aaron Dychter Poltolarek and Christina Gil White also resigned as Independent Directors, and Dr. José Luis Álvarez resigned as Chairman of our Board of Directors, though he continues serving as a Director.  At the same shareholders’ meeting, Diego Quintana Kawage was appointed as Chairman of our Board of Directors, and Elsa Beatriz García Bojorges, Ricardo Gutiérrez Muñoz and Carlos Guzmán Bofill were approved as Independent Directors of the Board of Directors.

At the shareholders’ meeting held on April 10, 2014, Laurent Galzy, who had been appointed by the SETA as interim director in substitution of Jacques Follain as of the date of the Board of Directors Meeting held on November 5, 2013, was ratified as a Director.  Jacques Follain was appointed the alternate Director for Mr. Galzy.

At the shareholders’ meeting held on April 23, 2015, our shareholders re-ratified the Directors and Independent Directors from the previous year.  Diego Quintana Kawage was re-ratified as Chairman.

The following table lists the members of the Board of Directors effective on April 23, 2015, along with their titles, dates of appointment and ages:

Name	Title	Director Since	Age
Diego Quintana Kawage*	Chairman and Director	April 14, 2011	44
Luis Guillermo Zazueta Domínguez	Independent Director	October 2, 2006	69
Alberto Felipe Mulás Alonso	Independent Director	October 2, 2006	54
Elsa Beatriz García Bojorges	Independent Director	April 16, 2013	49
Ricardo Gutiérrez Muñoz	Independent Director	April 16, 2013	71
Carlos Guzmán Bofill	Independent Director	April 16, 2013	54
José Luis Guerrero Álvarez	Director	December 21, 2005	71
Sergio Fernando Montaño León	Director	December 21, 2005	67
Luis Fernando Zárate Rocha	Director	September 22, 2000	71
Alonso Quintana Kawage*	Director	March 14, 2003	41
Laurent Galzy*	Director	November 5, 2013	57
Jacques Follain	Alternate Director	December 13, 2006	59

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

Luis Guillermo Zazueta Domínguez.  Mr. Luis Guillermo Zazueta Domínguez has been a member of our Board of Directors since October 2006.  In 1971, Mr. Zazueta founded Despacho Zazueta Hermanos, S.C., a professional accounting firm advising a wide range of clients on accounting and tax matters.  He is also on the board of directors of Altos Hornos de México, S.A.B. de C.V., Seguros Argos, S.A. de C.V., ANA Compañía de Seguros, S.A. de C.V., Prevem Seguros, S.A. de C.V., Almacenadora Gómez, S.A. de C.V.,  Asecred Unión de Crédito, S.A. de C.V., and Grupo Mexicano de Seguros, S.A. de C.V., where he also serves as Chairman of the Audit Committee.  He is a member of the College of Certified Public Accountants and registered as a Fiscal Public Accountant at the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), the Mexican Social Security Institute, the Mexican Federal Institute for Workers’ Housing (Instituto del Fondo Nacional de la Vivienda para los

Trabajadores, or “INFONAVIT”) and the Federal District.  Mr. Zazueta holds a degree in public accounting from the Universidad Iberoamericana.

Alberto Felipe Mulás Alonso.  Mr. Alberto Mulás Alonso has been a member of our Board of Directors since October 2006. Since 2014, Mr. Mulás has served as Mexico country head of Itaú BBA, a subsidiary of Itaú Unibanco (Brazil’s leading private financial group), responsible for developing the bank’s investment and corporate banking presence in the country. Prior to this, in 2003, he founded and, through 2013, managed CReSCE Consultores, S.C., a firm specialized in corporate finance, corporate governance and strategic planning. In January 2001, then-president Vicente Fox appointed Mr. Mulás as Undersecretary of Housing at the Mexican Ministry of Social Development (Secretaría de Desarrollo Social) where he prepared the country’s new housing policy and created the National Housing Commission, becoming its first Commissioner and a member of the presidential cabinet. Prior to 2001, Mr. Mulás’ investment banking career included: heading the Mexican operations of both Donaldson, Lufkin & Jenrette Securities Corp. (1999-2001) and Lehman Brothers Inc. (from 1992 to 1997). He was also a vice-president at JP Morgan and an associate at Bankers Trust Company. Mr. Mulás currently serves as an independent director on various boards, including Organización Ramirez (owner of Cinepolis, Latin America’s largest movie theater chain) and Farmacias del Ahorro (Mexico’s second largest pharmacy chain).  In recent years, he has also served as an independent director on the boards of leading public firms such as Grupo Modelo S.A.B. de C.V., Grupo Financiero Santander México, S.A.B. de C.V. and Empresas ICA.  Mr. Mulás holds a degree in chemical engineering from the Universidad Iberoamericana and a Master’s in Business Administration from the Wharton School at the University of Pennsylvania.

Elsa Beatriz García Bojorges.  Ms. Elsa Beatriz García Bojorges, a certified public accountant, has been a member of our Board of Directors since April 2013.  She is a researcher and board member of the Mexican Financial Reporting Standards Board (Consejo Mexicano de Normas de Información Financiera, A.C.), which is the accounting standard setting body in Mexico.  Ms. García is the president of our audit committee, as well as the president of the audit committee of Empresas ICA, the president of the audit committee, and a member of the corporate governance practices committee, of Red de Carreteras de Occidente, S.A.B. de C.V.  In 2010, 2011 and 2012, she participated on behalf of Mexico in the Intergovernmental Working Group of Experts on International Standards of Accounting and Reporting hosted by the United Nations Conference on Trade and Development.  Previously, she worked as an independent financial consultant.  Previously, Ms. García was a partner in the accounting firm Bouzas, Reguera, Gonzalez y Asociados, S.C.  She is a lecturer at several universities, accounting associations and companies in Mexico and is a columnist for the Public Accountancy Journal.  She hold as an accounting degree with honors from the Universidad Nacional Autónoma de México, as well a diploma in financial engineering.  She has been certified by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos, or “IMCP”) since 1999.  In 2012, she received from the IMCP her certification as an accounting specialist.

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

José Luis Guerrero Álvarez.  Dr. José Luis Guerrero Álvarez has been a member of our Board of Directors since December 2005 and acted as its Chairman from April 14, 2011 to April 16, 2013.  Dr. Guerrero was Chief Executive Officer of Empresas ICA from January 2007 to June 2012.  He was previously its Chief Financial Officer and Executive Vice President.  Between 1972 and 1979, he held positions as Planning Director of Combinado Industrial Sahagún, Technical Director of Roca Fosfórica Mexicana and Technical Planning and Development Sub-Manager at Lazaro Cardenas Las Truchas steel plant.  He also worked at Wichman Wimet, Conventry (United Kingdom), Fábricas Automex and Industria del Hierro.  In addition, Dr. Guerrero has been a member of the board of directors of Empresas ICA since 1990 and is an independent member of the board of directors and chairman of the Oversight Committee of the Mexican Stock Exchange, a member of the Board of Directors of Infrastructure Fund EXI, a member of the Board of Directors of Murgia and an independent member of Enova Endeavor.  He is also a former member of the board of directors of Banamex, among other companies.  Also, he has been a professor of Materials Science in the Engineering School of the Universidad Nacional Autónoma de México and a professor of finance at the IPADE.  Dr. Guerrero holds an engineering degree in Mechanical and Electrical Engineering from the UNAM, a diploma d’Ingénieur from the Institut Supérieur des Matériaux et de la Construction Méchanique of Paris, France, and both an M.S. and a Ph.D. in Engineering from the University of Illinois at Urbana-Champaign and has attended various executive courses at Harvard, Stanford, the University of Pennsylvania, the Instituto Tecnológico Autónomo de México (ITAM) and the Instituto Panamericano de Alta Dirección de Empresa (IPADE).  He also attended the International Directors Program at INSEAD in Fontainbleu, France.

Sergio Fernando Montaño León.  Mr. Sergio F. Montaño León has been a member of our Board of Directors since December 2005.  Mr. Montaño was previously a member of the board of directors and Executive Vice President in charge of administration of Empresas ICA.  From 1972 until 2011, Mr. Montaño served in various capacities in the management and finance areas of several companies within the Empresas ICA group.  Previously, Mr. Montaño held various management positions with such Mexican companies as Trebol, S.A. de C.V., and Cervecería Cuauhtémoc Moctezuma, S.A. de C.V.  Mr. Montaño holds a degree in public accounting from the Universidad Nacional Autónoma de México, a Master’s degree in taxation from the Instituto para la Especialización de Ejecutivos and a Specialization in Insurance from the Instituto Tecnológico Autónomo de México.  Mr. Montaño has been a member of the Mexican Institute of Public Accounting since 1985.

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

Alonso Quintana Kawage.  Mr. Alonso Quintana Kawage has been a member of our Board of Directors since March 2003.  Mr. Quintana is also a member of the board of directors of Empresas ICA and has served as its Chief Executive Officer since July 1, 2012.  He joined Empresas ICA in 1994 and has served the company in various capacities.  From 2007 to 2011, he was Empresas ICA’s Chief Financial Officer, and from 2011 to 2012, he was Empresas ICA’s Chief Operating Officer.  Mr. Quintana received a degree in civil engineering from the Universidad Iberoamericana and a Master’s in Business Administration from the Kellogg School of Management at Northwestern University.

Laurent Galzy.  Mr. Laurent Galzy is a graduate of HEC School of Management and Institut d’Études Politiques de Paris in France, and holds a Master’s Degree in Economics.  He also attended École Nationale d’Administration.  Since 1984, he has held several budget management positions, including at the Ministry of the Economy and Finance in France, in the areas of infrastructure, transport and local authority development.  In 1999, he became Deputy Director in charge of Industry, Transports and Research Subdivision at the Budget Directorate at the Ministry of the Economy and Finance.  Laurent Galzy was appointed Director of Management Control and Financial and Legal Affairs of Aéroports de Paris on February 1, 2002.  He became Chief Financial Officer of Aéroports de Paris Group, or the ADP Group, in 2003 and is executive director in charge of International and Subsidiaries since 2013. He is also a board member of TAV Airport Holdings, Schiphol Group and Société de Distribution Aéroportuaire, and SDA (a joint venture with Lagardère Group in the area of retail).  He has also been chairman of the board of Aéroports de Paris Management since November 2011.

Jacques Follain.  Mr. Jacques Follain has been an alternate member or member of our Board of Directors since December 2006 and is currently the alternate director for Mr. Galzy.  In April 2013, he was appointed as a member of our Board of Directors.  Mr. Follain is Managing Director of Aéroports de Paris Management.  Mr. Follain joined the ADP Group in 1998 and has played a key role in the development of ADP as an international airport operator in China, Mexico, Egypt, Jordan, Belgium, Mauritius, Croatia and Algeria.  Prior to joining ADP, Mr. Follain was an organizational consultant for Arthur Andersen Accenture for six years and then held several positions in L’Oréal starting in 1987, including heading its Mexico subsidiary, sales and marketing manager for Europe in the International Department and responsibility for setting up the management information systems of the professional division.  He is member of the Board of Directors of ADPI, ZAIC and MZLZ (Croatia), ATOL (Mauritius) and Liège Airport (Belgium).  Mr. Follain is an aeronautical and telecommunications engineer, with degrees from the École Nationale Supérieure des Constructions Aéronautiques (Toulouse), the École Nationale Supérieure des Telecommunications (Paris) and a Master’s degree from Stanford University.

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

The following table lists our executive officers, their current position and their date of appointment as an executive officer:

Name	Current Position	Executive Officer Since(1)	Age
Porfirio González Álvarez	Chief Executive Officer	July 1, 2011	64
Stéphane Laurent Christian Lemoine(2)	Chief Operating Officer	July 19, 2010	53
José Luis Guerrero Cortés(2)	Chief Financial Officer	July 1, 2009	34
Alfredo Domínguez Sánchez	General Counsel	November 14, 2011	40
Roberto Ontiveros Chávez	Infrastructure and Maintenance Director	July 22, 2008	50
Stéphane Taysse(2)	Commercial and Marketing Director	December 1, 2009	42
Juan Manuel Jauregui Aguilar	Airports Director	November 14, 2011	60
Paloma Grediaga Kuri	Real Estate & New Businesses Director	August 2, 2011	44

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

Stéphane Laurent Christian Lemoine has served as our Chief Operating Officer since July 2010.  Previously, Mr. Lemoine held various positions with Aéroports de Paris Group including Head of the Operations Department at Charles-de-Gaulle Airport, Group Controller and International Development Expert. Since 2005, Mr. Lemoine has been a member of the Board of Directors in the main subsidiaries of Aéroports de Paris Group, including ADPM, ADPI, ADPI Middle East (Libanus) and Alyzia.  Prior to joining the ADP Group, Mr. Lemoine served as Corporate Manager at Sudameris Bank in Paris and Trade Advisor at the French Embassy in Australia.  Mr. Lemoine holds a Master’s in Business Administration from Paris Dauphine University and has completed additional studies in airport management at École Nationale d’Aviation Civile in Toulouse.

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

Compensation of Directors and Executive Officers

For 2014, the aggregate compensation earned by our 21 officers (including executive officers and airport administrators) was Ps. 73,911 thousand.

At the shareholders’ meeting held on April 10, 2014, the shareholders approved the following compensation for Directors and Executive Officers:  each of the chief executive officer, the chief financial officer, the general counsel and the permanent invitees and secretaries for each meeting of the Board of Directors or committee will receive compensation in the amount of Ps. 50,000, net of any required withholding, for each meeting and committee meeting attended.  In addition, Independent Directors will receive a fee of Ps. 4,000, net of any required withholding for each hour they dedicate to our affairs entrusted to them by the Board of Directors outside of board meetings and corporate committee meetings.

At the shareholders’ meeting held on April 23, 2015, the shareholders approved the following compensation for Directors and Executive Officers: each of the chief executive officer, the chief financial officer, the general counsel and the permanent invitees and secretaries for each meeting of the Board of Directors or committee will receive compensation in the amount of Ps. 60,000, net of any required withholding, for each meeting and committee meeting attended, and Directors that serve as the chairs of each Board of Directors or committee meeting will receive compensation in the amount of Ps. 70,000, net of any required withholding. In addition, the Chairman of the Board will receive an annual, performance-based bonus of up to 55% of the compensation of the Chief Executive Officer of the Company. This bonus will be subject to the evaluation of the Corporate Practices, Finance, Planning and Sustainability Committee. Furthermore, Independent Directors will receive a fee of Ps. 4,000, net of any required withholding, for each hour they dedicate to our affairs entrusted to them by the Board of Directors outside of board meetings and corporate committee meetings.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due them according to the Mexican Federal Labor Law.

As of December 31, 2014, the amount set aside or accrued for all employees under our subsidiary Servicios Aero Especializados del Centro Norte, S.A. de C.V.’s retirement plan, was Ps. 11,931 thousand.  Other than for Servicios Aero Especializados del Centro Norte, S.A. de C.V., no amount has been set aside by us or our subsidiaries for pension, retirement or similar benefits.

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

At our general shareholders’ meeting held on April 16, 2013, Elsa Beatriz García Bojorges was elected as Chairman of our Audit Committee and Alberto Felipe Mulás Alonso was elected as Chairman of our Corporate Practices, Finance, Planning and Sustainability Committee.  At our general shareholders’ meeting held on April 10, 2014, Elsa Beatriz García Bojorges and Alberto Felipe Mulás Alonso were ratified as Chairpersons of our Audit Committee and our Corporate Practices, Finance, Planning and Sustainability Committee, respectively.  At our general shareholders’ meeting held on April 23, 2015, Elsa Beatriz García Bojorges and Alberto Felipe Mulás Alonso were re-ratified as Chairpersons of our Audit Committee and our Corporate Practices, Finance, Planning and Sustainability Committee, respectively.  The current members of the Audit Committee are Elsa Beatriz García Bojorges, Luis Guillermo Zazueta Domínguez and Alberto Felipe Mulás Alonso.  Elsa Beatriz García Bojorges has been designated as an “audit committee financial expert” as defined by the SEC.  Alberto Felipe Mulás Alonso, Ricardo Gutiérrez Muñoz and Carlos Guzmán Bofill are the current members of the Corporate Practices, Finance, Planning and Sustainability Committee.

Our bylaws provide that the Committee or Committees responsible for the Audit and Corporate Practices Functions will consist exclusively of Independent Directors and that a minimum of three members shall be appointed by the Board of Directors based on a recommendation from the Chairman of the Board of Directors, and all of such Committee members must also be Independent Directors.  Holders of the Series BB shares have the right to propose the appointment of at least one member.

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

Employees

As of December 31, 2014, we had approximately 1,178 employees.  The total number of employees increased by 1.0% in 2014, due primarily to an increased number of employees in the NH Terminal 2 Hotel.  As of December 31, 2014, approximately 56.7% of our employees were unionized.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated:

	As of December 31,
	2012	2013	2014
Categories of activity:
Airport operations	549	560	555
Airport maintenance	165	170	172
Administration	307	324	320
Hotel services(1)	107	112	131
Geographic location:
Acapulco	81	83	82
Ciudad Juárez	53	56	54
Culiacán	59	59	58
Chihuahua	59	61	60
Durango	41	41	43
Mazatlán	65	66	66
Monterrey	221	227	222
Reynosa	42	42	42
San Luis Potosí	46	46	47
Tampico	60	61	61
Torreón	48	51	50
Zacatecas	43	45	46
Zihuatanejo	44	47	47
Corporate offices	159	169	169
Hotel services(1)	107	112	131
Total(2)	1,128	1,166	1,178

(1)

Employed by our subsidiary Servicios Corporativos Terminal 2, S.A. de C.V., providing services for the operation and administration of the Terminal 2 NH Hotel. The human capital management for these employees is directly led by NH Hoteles SA, a Spanish company.

(2)

As of December 31, 2012, 2013 and 2014, includes 398, 419 and 414 persons, respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., and 51 persons employed by Servicios Aero Especializados del Centro Norte, S.A. de C.V., our administrative services subsidiaries.

All of our unionized employees, who are employed by our subsidiary Operadora de Aeropuertos del Centro Norte, S.A. de C.V., are members of local chapters of the Mexican National Union of Airport and Auxiliary Services Workers, an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services agency as well as of the three other airport groups (the Southeast Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V.), the Mexico City Group (Grupo Aeroportuario de la Ciudad de México) and the Pacific Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V.)) operating in Mexico.  Since July 2008, the labor relations with our employees are governed by a collective labor agreement and negotiated by the local chapter of the union.  As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years.

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries.  We make bi-weekly contributions matching each employee’s contribution.  Employees are entitled to withdraw the funds in their accounts on an annual basis.  In 2012, 2013 and 2014, we made a total of Ps. 49,459 thousand, Ps. 52,297 thousand and 57,487 thousand, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Ministry of Finance and Public Credit.

Item 7.                         Major Shareholders and Related-Party Transactions

MAJOR SHAREHOLDERS

Aeroinvest is our controlling shareholder.  Aeroinvest directly owns 95,213,800 of our Series B shares that represent 23.8% of our outstanding capital stock.  Aeroinvest also directly owns 331,972,000 Series A shares of SETA that represent 74.5% of its capital stock.  SETA in turn owns 58,800,000 of our Series BB shares and 8,000,000 Series B shares that collectively represent 16.7% of our capital stock.  Consequently, Aeroinvest is the beneficial owner of 36.2% of our capital stock.

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 23, 2015, identifying each owner of more than 5% of any series of our shares:

	Number of Shares		Percentage of Issued and Outstanding Capital
Identity of Shareholder	B Shares	BB Shares	B Shares	BB Shares
Aeroinvest(1)	95,213,800	—	23.8%	—
SETA(2)	8,000,000	58,800,000	2.0%	14.7%
Aberdeen Asset Management PLC(3)	40,339,216	—	10.1%	—
Quintana Family(4)	24,287,210	—	6.1%	—
Public	173,353,974	—	43.3%	—
Officers and Directors(5)	5,800	—	0.0%	—

(1)

In addition to the Series B shares it directly owns, Aeroinvest may be deemed to beneficially own all of our shares owned by SETA by virtue of its ownership of 74.5% of SETA’s capital stock. Aeroinvest and SETA are subsidiaries of Empresas ICA.

(2)	Held in trust with Bancomext. Aeroinvest and SETA are subsidiaries of Empresas ICA.

(3)	Based on beneficial ownership report filed with the SEC dated January 6, 2015.

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

Under the terms of the Participation Agreement and the Bancomext Trust, (i) SETA’s key partners, currently Aéroports de Paris Management (ADPM) and Aeroinvest, are required jointly to maintain at least 51% ownership of SETA until June 14, 2015, (ii) Aeroinvest must maintain at least a 25.5% ownership interest in SETA until such date, and (iii) ADPM must maintain at least a 10.0% ownership interest in SETA until such date.  To the extent that a key partner acquires shares of SETA in excess of its above-referred interest, such additional interest may be sold without restriction.  The terms of the Participation Agreement or the Bancomext Trust may be amended to reduce or eliminate these ownership commitments.  If SETA or any of its shareholders defaults on any obligation contained in the trust agreement, or if SETA defaults on any obligation contained in the Participation Agreement or the

Technical Assistance Agreement, after specified notice and cure provisions, the Bancomext Trust provides that the trustee may sell 5.0% of the shares held in the trust and pay the proceeds of such sale to us as liquidated damages.

Pursuant to the consortium agreement entered into among ADPM, Aeroinvest and Vinci, S.A. (a corporation organized under the laws of France) on May 16, 2000, as amended and restated, or the consortium agreement, the shareholders of SETA agreed that ADPM shall have the right to appoint one member of our Board of Directors and that Aeroinvest shall have the right to appoint two directors.  Since September 14, 2005, ADPM and Aeroinvest are the sole parties to the consortium agreement.  The right to appoint certain of our officers under the consortium agreement is allocated as follows:  Aeroinvest shall appoint our chief executive officer, chief financial officer, human resources manager (subject to the approval of ADPM) and general counsel; ADPM shall appoint our chief operating and quality officer and our commercial and marketing officer (subject to the approval of Aeroinvest).  The maintenance and infrastructure officer shall be appointed by SETA.

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

On June 22, 2007, Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., División Fiduciaria and Banca Múltiple, J.P. Morgan Grupo Financiero, División Fiduciaria, entered into a voting agreement pursuant to which Aeroinvest agreed to vote its Series B shares currently representing 23.8% of our capital stock as a bloc in the same way SETA votes its shares of our capital stock at all ordinary and extraordinary shareholders meetings, subject to certain exceptions set forth in the agreement.  An English translation of this agreement was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2006.

In February 2011, Aeroinvest repaid Merrill Lynch the totality of its credit facilities.

On May 15, 2013, we filed a shelf registration statement on Form F-3 with the SEC, which permits the selling shareholder named therein, Aeroinvest, to offer, from time to time, up to 100,000,000 Series B shares, directly or in the form of ADSs.  On July 12, 2013, Aeroinvest sold 69,000,000 shares, representing approximately 17.25% of our total capital stock, in an underwritten global public offering at a price of Ps. 40.00 per Series B share and U.S.$ 24.76 per ADS.  Following this sale of Series B shares, Aeroinvest holds 95,213,800 Series B shares, or 23.8% of our total capital stock.

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2014 amounted to Ps. 82,461 thousand (U.S.$ 5.6 million).  The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its shareholders during the term of the agreement.  The agreement has an initial term of 15 years beginning June 14, 2000, and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015.  The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date.  A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B shares that are not owned by SETA or any of its affiliates.  On April 23, 2015, our shareholders voted on the issue of non-renewal at our Extraordinary Shareholders’ Meeting.  As a result of not reaching the majority vote required for non-renewal, the Technical Assistance Agreement will be automatically renewed for another five-year term.

Additionally, a party may terminate the Technical Assistance Agreement prior to its expiration date upon non-compliance with its terms by the other party.  SETA provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the master development programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations.

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

In 2013 and 2014, we recognized expenses of U.S.$ 5.1 million and U.S.$ 5.6 million, respectively, pursuant to the Technical Assistance Agreement plus additional nominal expenses paid to SETA and its affiliates.

Arrangements with Aeroinvest and Its Affiliates

Our parent company Aeroinvest entered into agreements with Merrill Lynch to refinance its existing credit facilities in June 2007.  In connection with the Merrill Lynch refinancing, Aeroinvest assigned its economic interests (including its right to receive dividends) with respect to its Series B shares currently representing 23.8% of our capital stock as well as 74.5% of the Series A shares of SETA.  Aeroinvest purchased thereafter additional Series B shares representing 6.64% of our capital stock.  Although we were not parties to the refinancing agreements previously mentioned, the refinancing agreements required us to comply with certain restrictions on our ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions, make investments or capital expenditures outside our master development programs.  In February 2011, Aeroinvest repaid Merrill Lynch the outstanding amounts under these credit facilities.

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

Arrangements with Other Affiliates

We periodically engage Empresas ICA and its affiliates to provide construction and related services to us. In 2014, we contracted Ps. 7,767 thousand for services to be provided by Empresas ICA and its affiliates periodically.  In accordance with our Related Party Guidelines, such contracts were approved by our Board of Directors upon the recommendation of our Corporate Practices, Finance, Planning and Sustainability Committee and in accordance with Mexican Securities Law.  The Committee considered these contracts to be arm’s-length agreements based on the evaluation of these contracts by the third-party professionals Desarrollo de Ingeniería Civil y Tecnológica, S.A. de C.V. (DICTEC), represented by Jorge Moreno Anaya; and Corporativo de Ingeniería Terrestre, S.A. de C.V. (COITSA), represented by Victor Manuel Corona Ahumada.  All companies are independent experts contracted by us to evaluate offers made by Empresas ICA or its affiliates.  They determined that Empresas ICA or its affiliates’ offers were consistent with market prices.

The following table shows details of the amounts paid to affiliates of Empresas ICA in 2014, providing for payment of Ps. 128,684 thousand in exchange for the construction, rehabilitation or maintenance of runways and aprons of our airports, as well as construction works for the hotel at the Monterrey airport, SAP implementation process and interests.  This amount represents 19.6% of capital expenditures plus major maintenance investments, equivalent to Ps. 656,112 thousand.

Airport	Amount
(in thousands of pesos)
Ciudad Juárez	Ps. 7,482
Culiacán	9,314
Chihuahua	15,330
Monterrey	18,328
Reynosa	10,036
San Luis Potosí	1,426
Tampico	658
Torreón	11,368
Zacatecas	6,776
Consorcio Hotelero Aeropuerto Monterrey, S.A. de C.V.	29,937
Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	15,917
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	2,112
Total	Ps. 128,684

Transactions with Related Parties

As of December 31, 2014, we had Ps. 72,111 thousand in accounts payable to related parties, and we conducted the following transactions with Empresas ICA, our indirect controlling shareholder, during 2014:

•                 On April 22, 2014, we issued a short-term promissory note (pagaré) to a subsidiary of Empresas ICA with a principal amount of Ps. 100.0 million and an annual interest rate within market prices and as an advance of part of the reimbursement of capital that a subsidiary of Empresas ICA would receive in the following months. On May 21, 2014, the subsidiary of Empresas ICA repaid the principal and interest on this short-term promissory note.

•                 In 2014, we entered into a transaction amounting to Ps. 82,461 thousand in technical assistance fees with SETA, a related party of Empresas ICA.

•                 In 2014, we entered into transactions amounting to Ps. 7,767 thousand for improvements in concession assets during the same period.

•                 In 2014, we entered into transactions amounting to Ps. 463 thousand for administrative services.

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

Disputed Land Ownership at the Ciudad Juárez Airport

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$ 120.0 million.  On May 18, 2005, a Mexican court ordered us to return the disputed land to the plaintiffs.  However, that decision and three subsequent constitutional claims permitted the ruling to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation, as the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juárez airport.  On August 28, 2009, the federal government filed its answer to the claim, in which it requested that the trial be removed to federal court.  In May 2010, the Court of Appeals granted the federal government’s request, giving the Federal Courts jurisdiction to hear the lawsuit.  The plaintiffs filed a constitutional claim against this ruling before the Federal District Court in Chihuahua and on November 29, 2010, the District Court in Chihuahua confirmed the Court of Appeals ruling.  Against this ruling, the plaintiffs filed an appeal (recurso de revisión) before the Federal District Circuit Court and on July 7, 2011, the Federal District Circuit Court ruled that the plaintiffs’ constitutional claim should be heard by a District Court in Ciudad Juárez.  In October 2011, the District Court in Ciudad Juárez denied the plaintiffs’ constitutional claim, against which, in November 2011, the plaintiffs filed a new appeal (recurso de revisión) before the Federal District Circuit Court.  On January 7, 2012, the Federal District Circuit Court confirmed that the District Court in Ciudad Juárez had jurisdiction to hear the claim.  On April 30, 2012, the Federal District Court in Ciudad Juárez ruled that it did not have jurisdiction to hear the claim, and the determination of jurisdiction was sent to the Mexican Supreme Court.  However, after the Federal District Court denied jurisdiction, a conflict arose that has been resolved by the Circuit Court.  The Federal District Circuit Court ruled on January 13, 2013 that a state or local court must hear the lawsuit rather than a federal court.  The lawsuit is still underway at this time.  As of April 23, 2015, the final resolution of this dispute remains pending.

In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of our concessions would require, our concession to operate the Ciudad Juárez airport would terminate.  In 2014, the Ciudad Juárez airport represented 4.4% of our consolidated total revenues.  Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of our concessions the termination of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and that the Mexican government would be obligated to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, we may not be so indemnified.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

Disputed Land Ownership at the Monterrey Airport

On January 12, 2012, a third party filed a claim that it was the owner of a property previously acquired by the Monterrey airport.  The third party is seeking a declaration that the documents of sale to the Monterrey airport are null and void based on the absence of a sale deed for the property and the restitution of the property to the third party, together with the corresponding improvements and property rights.  In July 2014, a final determination was made declaring the lawsuit inadmissible on its merits and ruling in favor of the Monterrey airport.  Thus, we consider this matter to have been closed in our favor.

Disputed Land Ownership at the Reynosa Airport

We filed a proceeding for annulment against the Mexican Bureau of Civil Aviation and the Ministry of Communications and Transportation with the Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Tamaulipas) in relation to the administrative ruling containing a constructive disapproval of the application filed by the plaintiff with the Ministry of Communications and Transportation for the return of land of 200,000 hectares (772 square miles). The plaintiff claims that this land is situated within Reynosa airport. The Reynosa airport has been summoned in its capacity as an interested third party.

The main claim focuses on: (i) the annulment of the administrative act that deprived the plaintiff of its ownership of the real property; (ii) the restitution of the ownership rights of which it was deprived due to an irregular administrative act; (iii) the immediate return of its ownership of the real property; and (iv) the payment of damages. These claims are based on the argument submitted by the plaintiff to the effect that the disputed land is not subject to an expropriation decree.

The submission of expert evidence by the plaintiff is currently pending.

Given that the federal government is the main defendant in this case, if an unfavorable verdict is issued, it will be liable for paying the resulting economic effect, as detailed in the concession title. We have not recorded a provision for this lawsuit because we consider the issuance of an unfavorable verdict to be unlikely.

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

On April 17, 2013, the Third District Judge permanently suspended the city’s order, pending a resolution of whether the city of Torreón has the authority and power to inspect the commercial and advertising areas within the Torreón airport.  In December 2013 a Federal District Court granted relief to the airport, and instructed the authorities to invalidate the municipal proceedings because they lacked the capacity to demand or require licenses inasmuch as the airport is an exclusively federal facility subject to the Federal laws.  The authorities challenged the federal verdict and the lawsuit is still being heard by the Federal Circuit Court (Tribunal Colegiado de Circuito).

On April 24, 2014, the appeal of the city of Torreón was decided and the Federal Circuit Court ruled, in a final ruling, in favor of the Torreón airport, ruling that the city of Torreón lacked the authority to impose the airport operating licensing requirement.

Order to Stop Sales in Commercial Premises Located in the Reynosa Airport

In October 2014, the municipality of Reynosa issued an inspection order and imposed a stoppage on the sales of alcoholic beverages in commercial premises located at the Reynosa airport as it had not obtained a state license for the sale of alcoholic beverages.

The airport filed a constitutional claim lawsuit against these acts to challenge the closure and unconstitutionality of municipal regulations and the applied state law. The lawsuit was rejected because the District Judge held that the concession holder did not had a valid basis for filing a constitutional claim lawsuit. This ruling was challenged by filing an appeal, which is currently awaiting a ruling. The Reynosa airport also filed a constitutional claim lawsuit against these closure acts to support the affected leaseholder.  This proceeding was accepted, although the constitutional hearing has yet to be scheduled.

As these municipal license requirements do not include economic requirements, the legal risk and impact for the Company are valued in all such legal proceedings. Consequently, we have not recorded a provision for these lawsuits because legal precedents involving favorable rulings in this regard also exist.

Order to Close Industrial Park Construction, Gas Station and Strip Mall at Monterrey International Airport

On November 19, 2013, the Apodaca municipality executed an inspection order and closed the commercial premises located in the Monterrey airport, which include a strip mall, gas station and industrial park, because they did not have multiple licenses for ground use and/or construction.  A constitutional claim lawsuit was filed against these acts challenging this shutdown and the constitutionality of the municipal order.

The court granted a provisional suspension ordering that municipal authorities remove the barriers and enable the businesses to continue operations.  On October 14, 2014, the District Court ruled in favor of the Monterrey airport.  On November 19, 2014, the Apodaca municipality filed an appeal before the Federal Circuit Court against the judgment.

On February 4, 2015, the Apodaca municipality filed an appeal with the Federal District Circuit Court to exercise its competence to hear and determine the appeal against the October 14, 2014 judgment of the District Court.  On March 6, 2015, the First Chamber of the Mexican Supreme Court decided to consider exercising its competence to hear the appeal.

Moreover, in February 2014, the Apodaca municipality filed a constitutional controversy lawsuit against the federal government for its approval of the Monterrey airport’s 2011-2015 master development program as well as the authorization of the construction projects, including the hotel at Terminal B, protected under amparo.  The Mexican Supreme Court agreed to hear the constitutional controversy claim but denied the Apodaca municipality’s petition for the suspension of the challenged authorizations.  However, this challenge was decided against the Apodaca municipality denying their petition to suspend the construction projects carried out at the Monterrey airport under the master development program.

On February 18, 2015, the constitutional controversy claim was decided against the Apodaca municipality.  The judgment determined that the constitutional controversy claim was unfounded and declared the federal government’s authorizations to be valid.

Tax Audit at the Acapulco Airport

In December 2011, the Local Tax Audit Administration of the Tax Administration Service in Acapulco conducted a new audit of the Acapulco airport and determined a tax liability of Ps. 27,876 thousand for the year of 2006 for alleged revenue omissions, excess deductions, surcharges and fines.  We filed a motion for reconsideration against such determination; the resolution for the motion resulted in a new unpaid income tax liability and additional government charges of Ps. 15,946 thousand as well as profit-sharing of Ps. 2,787 thousand.  We believe that we have sufficient elements to obtain a favorable result; otherwise, we intend to file an administrative appeal with the Federal Tax and Administrative Court of Justice.  As of April 23, 2015, the final resolution of this dispute remains pending.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

In opposition to this final judgment, a claim was brought before the Federal Tax and Administrative Court of Justice, which was also decided, on June 17, 2014, in our favor.  Pursuant to the decision, the Tax Administration Service (Servicio de Administración Tributaria) determined a new tax credit amounting to Ps. 11,864 thousand.  The credit was announced on December 9, 2014 and challenged before the Federal Tax and Administrative Court of Justice.  As of April 23, 2015, the claim is still pending.

Tax Audit at the Monterrey Airport

On February 9, 2012, the Apodaca Office of the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social, or “IMSS”) determined a tax credit for the Monterrey airport for the period from January 1, 2007 to December 31, 2010 for Ps. 28,300 thousand for alleged omissions in labor management fees.  The Monterrey airport submitted an appeal to this determination before the IMSS, which, in a resolution dated May 23, 2012, confirmed the tax credit.  The Monterrey airport filed an administrative appeal with the Federal Tax and Administrative Court of Justice.  In February 2014, the Federal Tax and Administrative Court of Justice issued a ruling declaring the invalidity of the resolutions.  The IMSS challenged this court ruling and filed an appeal (recurso de revisión) before the Administrative Federal Circuit Court (Tribunal Colegiado de Circuito en Materia Administrativa).  In May 2014, the Federal Tax and Administrative Court of Justice declared the appeal unfounded and confirmed the judgment of the invalidity of the tax credits, in its final ruling.

Tax Audit at the Reynosa Airport

On March 9, 2012, the Reynosa airport filed an administrative appeal against the Mexican Tax Administration Service’s determination of a tax credit based on income tax for the year 2007 for Ps. 1,217 thousand and profit distribution for Ps. 195 thousand.  On January 28, 2014, the Federal Tax and Administrative Court of Justice decided partially in favor of the airport.  This judgment was challenged through a constitutional claim brought before the Federal Circuit Court and, on July 1, 2014, the Administrative Federal Circuit Court ruled in favor of the Reynosa airport.  Pursuant to the judgment, the Administrative Federal Circuit Court declared the tax credit to be invalid, in its final ruling.

Property Tax Claims

Administrative law proceedings have been asserted against us by various municipalities for the payment of property taxes with respect to the real estate on which we operate our airports in those cities:

Reynosa Airport

In February 2011, November 2011, August 2012 and March 2014, the municipality of Reynosa filed property tax claims against us for Ps. 117,654 thousand, Ps. 127,312 thousand, Ps. 1,119 thousand and Ps. 1,361 thousand, respectively.  In response to these claims, we have filed administrative appeals before the Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Tamaulipas).  As of April 23, 2015, our appeals were still pending.

Zihuatanejo Airport

In October 2012, the Treasury Department of the municipality of Zihuatanejo requested that the airport pay Ps. 2,178 thousand in outstanding real estate property taxes, fines and law-enforcement expenses for the periods from the second bimonthly period through the sixth bimonthly period of 2004 and the first bimonthly period through the sixth bimonthly period of 2005.

We filed an administrative appeal against this payment request before the Administrative Court (Tribunal de lo Contensioso y Administrativo del Estado de Guerrero).  In October 2012, the Municipal Finance Coordination Office of the municipality of Zihuatanejo once again determined and requested that the airport pay Ps. 2,855 thousand in outstanding real estate property taxes, fines and law-enforcement expenses for the periods from the first bimonthly period of 2007 through the fifth bimonthly period of 2012, together with a fine for its alleged failure to pay real estate property taxes amounting to Ps. 865 thousand for the first bimonthly period of 2007 through the fifth bimonthly period of 2012, together with Ps. 57 thousand for law-enforcement expenses.  We filed a new administrative appeal with the Administrative Court against this payment request.

On April 10, 2015, a judgment was declared in our favor, but the municipality of Zihuatanejo may appeal this judgment.

Ciudad Juárez Airport

In November 2012, the municipality of Ciudad Juárez filed a property tax claim against the Ciudad Juárez airport for Ps. 5,823 thousand for the period from 1998 to 2012.  In response to this claim, we have filed an administrative appeal before the Administrative Court (Supremo Tribunal de Justicia del Estado de Chihuahua).  In February 2013 the Administrative Court dismissed the trial after the municipality of Ciudad Juárez withdrew its property tax claim.  In May 2013, the municipality of Ciudad Juárez required a new property tax payment of Ps. 1,861 thousand for the fiscal year of 2013.  A lawsuit was filed to challenge the payment request.  In January 2014, a judgment was declared in our favor, in a filing ruling.

Culiacán Airport

In September 2014, the Culiacán municipality filed a property tax claim against the Culiacán airport for Ps. 10,917 thousand.  In response to these claims, we have filed administrative appeals before the Administrative Court (Tribunal de lo Contensioso y Administrativo del Estado de Sinaloa).  As of April 23, 2015 the judgment is pending.

San Luis Potosí Airport

In December 2014, the San Luis Potosí municipality filed a property tax claim against the San Luis Potosí airport for Ps. 10,094 thousand.  In response to these claims, we have filed administrative appeals before the Administrative Court (Tribunal de lo Contensioso y Administrativo del Estado de San Luis Potosí).  As of April 23, 2015 the judgment is pending.

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

On November 3, 2014, the Mexican customs authority fully recognized the judgment and ruled in favor to the Monterrey airport, which recovered in entirety the space that had been occupied by Braniff.

Outstanding Amounts Due from Airlines that Suspended Operations at Our Airports

Following the cessation of operations by Aerocalifornia, Avolar, Azteca, Aladia and Alma, we initiated legal proceedings against such airlines to recover outstanding amounts due, including rent, airport fees and passenger charges.

On June 3, 2009, the Ministry of Communications and Transportation, acting through the Mexican Bureau of Civil Aviation, temporarily suspended the operation of 25 Aviacsa aircraft.  Aviacsa received a judicial injunction that enabled it to continue to operate, and it resumed operations on June 12, 2009.  On July 6, 2009, the Ministry of Communications and Transportation suspended Aviacsa’s right to use Mexican airspace, based on non-payment of royalties owed to the Navigation Services for Mexican Airspace.  Aviacsa filed for insolvency protection on October 30, 2009.  Aviacsa accounted for 7.0% of our total passenger traffic during the January–June 2009 period, and 96.64% of such passengers were domestic.  As of April 23, 2015, this airline owed us a total amount of Ps. 26,919 thousand.  Currently we are in the process of negotiating the collection of the amounts owed to us by Aviacsa.

The amounts mentioned above do not include interest.  Since most of these airlines are facing insolvency proceedings and other difficulties, we may not be successful in the recovery of the amounts these airlines owe us.  We have created allowances for all outstanding amounts.

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

We suspended all charges to Grupo Mexicana in August 2011.  As of April 23, 2015, the total amount owed to us by Grupo Mexicana amounted to approximately Ps. 145,845 thousand, which has been fully reserved in previous years.  We have not charged any further amount or generated any interest on the amount owed ever since.  These amounts may not be recovered from Grupo Mexicana.  It is unlikely that we will recover the total amount ordered to be paid as described above.

DIVIDENDS AND CAPITAL STOCK REIMBURSEMENTS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock.  Our legal reserve fund was Ps. 220,515 thousand as of December 31, 2014 (excluding reserve amounts corresponding to 2014 net income), which represented 14.8% of our capital stock as of such date.

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends was determined under MFRS on our results of operations until the year 2010.  Since 2011, the level of earnings available for the payment of dividends has been determined under IFRS.  Our subsidiaries are required to allocate 5% of earnings to their respective legal reserve funds prior to paying dividends to us.  We are also required to allocate earnings to our legal reserve fund prior to distributing any dividend payments to our shareholders.

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

On April 16, 2013, our shareholders voted to reduce the minimum fixed capital without cancellation of the number of shares representing common stock by means of a reimbursement of Ps. 3.00 per share to be paid in cash for each share outstanding in five installments:  an extraordinary initial payment of Ps. 1.00 per share no later than June 2013 and four regular subsequent quarterly payments no later than July 2013, October 2013, January 2014 and April 2014, respectively.  We held our Board of Directors meeting on November 5, 2013 approved paying the fourth and fifth installments in a single payment, after taking into account our liquidity position.  A total payment of Ps. 400 million, or Ps. 1.00 per share, was made on November 29, 2013.

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

	U.S.$ per ADS(1)		Pesos per Series B Share
	Lowest	Highest	Lowest	Highest
2010	11.51	16.27	18.71	24.98
2011	12.25	18.85	20.08	27.40
2012
First quarter	13.05	16.79	21.85	27.00
Second quarter	13.45	16.62	23.60	27.65
Third quarter	16.05	18.10	27.00	29.83
Fourth quarter	17.88	23.81	28.69	37.86
2013
First quarter	22.47	33.4	35.99	49.85
Second quarter	22.83	34.35	37.97	52.51
Third quarter	24.85	30.79	40.01	48.57
Fourth quarter	25.38	28.4	41.42	46.75
2014
First quarter	24.20	28.95	40.43	47.43
Second quarter	28.60	33.11	47.01	54.03
Third quarter	31.55	35.67	51.51	59.03
Fourth quarter	33.50	40.13	56.95	68.82
Monthly Prices
October 2014	33.58	39.60	56.95	67.09
November 2014	36.57	40.13	63.55	68.82
December 2014	33.50	37.38	61.35	68.70
January 2015	35.16	38.78	65.42	70.77
February 2015	36.75	39.42	68.63	73.62
March 2015	34.10	38.90	66.44	74.29

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

As of December 31, 2014, 141 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2014, the 10 most actively traded equity issues (excluding banks) represented approximately 64.8% of the total volume of equity issues traded on the Mexican Stock Exchange.  Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in Mexico.

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

Material Changes to the Rights Conferred by Our Securities Registered with the Mexican National Registry of Securities and Traded in the Mexican Market

As of December 31, 2014, there have been no material changes to the rights conferred by our securities registered with the Mexican National Registry of Securities and traded in the Mexican market.

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

At our Extraordinary Shareholders’ meeting, held on April 23, 2015, our shareholders, at the request of one of our non-controlling shareholders, voted on, among other items, the renewal or non-renewal of the Technical Assistance Agreement.  As a result of not reaching the majority vote required for its non-renewal, the Technical Assistance Agreement will be automatically renewed for another five-year term.

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

Under the Participation Agreement, NAFIN, as trustee of the Ministry of Communications and Transportation, Bancomext, Constructoras ICA, S.A. de C.V. and SETA agreed that three of our directors are to be elected by SETA, as holder of the Series BB shares and three are to be elected by Constructoras ICA, S.A. de C.V.  Five of our directors are independent.

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

Our Capital Stock

Pursuant to our bylaws, our capital stock has a variable portion.  As of the date of this report, the Company has a fixed minimum capital stock, without withdrawal rights, of Ps. 1,508,446,826.75 represented by 400,000,000 ordinary nominal Class I shares, without par value, which are fully subscribed and paid, of which 341,200,000 are Series B shares and 58,800,000 are Series BB shares.  For the last three years, no part of our capital stock has been paid in-kind.

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

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 23, 2015:

	Authorized	Issued and Outstanding
Capital Stock:
Series B shares	341,200,000	336,144,850
Series BB shares	58,800,000	58,800,000
Total	400,000,000	394,944,850	(1)

(1)          The difference between our authorized capital stock and our issued and outstanding capital stock constitutes 5,055,150 shares repurchased and held by the Company.

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

EXCHANGE CONTROLS

Mexico has had free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.  The government may not maintain its current foreign exchange policies.  See “Item 3.  Key Information—Exchange Rates.”

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

Taxation of Dividends

Mexican Tax Considerations

Dividends paid to non-Mexican holders with respect to our Series B shares and, as a consequence, with respect to ADSs, are subject to Mexican withholding tax at the rate of 10% on the gross amount of the dividend distributed.  This withholding tax may not apply to dividend distributions related to certain retained earnings for years prior to 2013.  Such 10% withholding tax will be remitted to the Mexican tax authorities as a definitive payment on behalf of the non-Mexican holders.

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

Subject to certain exceptions for short-term and hedged positions, the U.S.-dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if:  (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The income tax treaty between the United States and Mexico has been approved for the purposes of the qualified dividend rules.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2013 and 2014 taxable years.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2015 taxable year.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

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

Item 12.                 Description of Securities Other Than Equity Securities

Not applicable.

Item 12A.      Debt Securities

Not applicable.

Item 12B.       Warrants and Rights

Not applicable.

Item 12C.      Other Securities

Not applicable.

Item 12D.      American Depositary Shares

JPMorgan Chase Bank, N.A., serves as the depositary for our ADSs, and the address of its principal office is 4 New York Plaza, Floor 12, New York, New York.  ADS holders are required to pay various fees to the depositary.

The following table sets forth the fees and charges that a holder of our ADSs may have to pay, directly or indirectly:

Service	Fee or Charge Amount	Payee

Issuance and delivery of ADRs against deposits of shares, including deposits in respect of share distributions, rights and other distributions	U.S.$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	JPMorgan Chase Bank, N.A.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	U.S.$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	JPMorgan Chase Bank, N.A.

Any cash distribution to ADS registered holders	U.S.$ 0.05 (or less) per ADS	JPMorgan Chase Bank, N.A.

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	JPMorgan Chase Bank, N.A.

Service	Fee or Charge Amount	Payee

Depositary services	U.S.$ 0.05 (or less) per ADS per calendar year	JPMorgan Chase Bank, N.A.

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	U.S.$ 1.50 per ADR plus applicable registration or transfer fees	JPMorgan Chase Bank, N.A.

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary	JPMorgan Chase Bank, N.A.

Converting foreign currency to U.S. dollars	Expenses of the depositary	JPMorgan Chase Bank, N.A.

Other fees, as necessary	Taxes and other governmental charges JPMorgan Chase Bank, N.A., or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	JPMorgan Chase Bank, N.A.

Other fees, as necessary	Any charges incurred by JPMorgan Chase Bank, N.A., or its agents for servicing the deposited securities	JPMorgan Chase Bank, N.A.

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

The following table sets forth the amounts that we received in 2014, directly or indirectly, from JPMorgan Chase Bank N.A., as depositary of our ADSs:

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

U.S.$ 620,600.83

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

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                 Controls and Procedures

(a)        Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2014.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2014, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.  Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2014.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013), which has been early-adopted.

Based on our assessment and those criteria, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2014. Additionally, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c)        Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.:

We have audited the internal control over financial reporting of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated April 27, 2014 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph related to the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 3c.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited

/s/ Emeterio Barrón Perales

C.P.C. Emeterio Barrón Perales
Monterrey, Nuevo León, México
April 27, 2015

(d)        Changes in Internal Control over Financial Reporting

There has been no change in internal controls over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.      Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited (Deloitte), during the fiscal years ended December 31, 2013 and 2014:

	2013	2014
	(in thousands of pesos)
Audit fees	Ps. 9,816	Ps. 12,490
Tax fees	0	0
Total fees	Ps. 9,816	Ps. 12,490

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

Shares Repurchased by Us Pursuant to the Share Repurchase Program

2014	(a) Number of shares purchased (issued)	(b) Average price paid or received per share in pesos	(c) Total number of shares purchased as part of publicly announced plans or programs (issued)	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1–31	48,000	42.08	48,000	N/A
February 1–28	299,011	42.05	299,011	N/A
March 1–31	1,094,183	43.53	1,094,183	N/A
April 1–30	0	0	0	N/A
May 1–31	930,877	50.60	930,877	N/A
June 1–30	18,600	51.52	18,600	N/A
July 1–31	135,411	52.42	135,411	N/A
August 1–31	399,039	56.81	399,039	N/A
September 1–30	254,246	56.37	254,246	N/A
October 1–31	0	0	0	N/A
November 1–30	0	0	0	N/A
December 1–31	0	0	0	N/A
Total	3,179,367	N/A	3,179,367	N/A

Shares Purchased by Aeroinvest

2014	(a) Number of shares purchased	(b) Average price paid or received per share in pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1–31	0	N/A	0	N/A
February 1–28	0	N/A	0	N/A
March 1–31	0	N/A	0	N/A
April 1–30	0	N/A	0	N/A
May 1–31	0	N/A	0	N/A
June 1–30	0	N/A	0	N/A
July 1–31	0	N/A	0	N/A
August 1–31	0	N/A	0	N/A
September 1–30	0	N/A	0	N/A
October 1–31	0	N/A	0	N/A
November 1–30	0	N/A	0	N/A
December 1–31	(3,500,000)	61.50	0	N/A
Total	(3,500,000)	N/A	0	N/A

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

NASDAQ Standards	Our Corporate Governance Practice

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

Pursuant to our bylaws and the Mexican Securities Law, the duties of our Corporate Practices, Finance, Planning and Sustainability Committee include, among others, the following:

(i)   providing opinions to our Board of Directors;

(ii)  requesting and obtaining opinions from independent experts;

NASDAQ Standards	Our Corporate Governance Practice

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

NASDAQ Standards	Our Corporate Governance Practice
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

Item 16H.     Mine Safety Disclosures

Not applicable.

PART III

Item 17.                 Financial Statements

Not applicable.

Item 18.                 Financial Statements

Reference is made to pages F-1 through F-56 of this annual report.

Item 19.                 Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1

An English translation of our Amended and Restated Bylaws (Estatutos Sociales) of GACN (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014).

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

2.3

Offering Supplement for GACN’s Ps. 1,500,000 thousand offering in 10-year peso-denominated notes (certificados bursátiles), issued March 25, 2013 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014).

2.4*	Offering Supplement for GACN’s Ps. 3,000,000 thousand offering in seven-year peso-denominated notes (certificados bursátiles), issued June 16, 2014.

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

8.1	List of subsidiaries of GACN (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007).

12.1*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description

12.2*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1*	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited (Deloitte).

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

By: /s/ José Luis Guerrero Cortés
Name: José Luis Guerrero Cortés

Title: Chief Financial Officer

Dated: April 27, 2015

*****

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries
(Subsidiary of Aeroinvest, S. A. de C. V.)

Consolidated Financial Statements for the Years Ended December 31, 2014, 2013 and 2012, and Report of Independent Registered Public Accounting Firm Dated April 27, 2015

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Aeroinvest, S. A. de C. V.)

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the Years Ended December 31, 2014, 2013 and 2012

Index for Notes to Consolidated Financial Statements

Note	Description	Page
1	Nature of business	F–6
2	Significant events	F–6
3	Basis of presentation and consolidation	F–6
4	Significant accounting policies	F–8
5	Critical accounting judgments and key sources of estimation uncertainty	F–23
6	Cash and cash equivalents	F–25
7	Accounts receivable	F–25
8	Other accounts receivable and prepaid expenses	F–26
9	Property, leasehold improvements and equipment	F–27
10	Investment in airport concessions	F–28
11	Composition of GACN	F–29
12	Trade accounts payable	F–31
13	Payable taxes and other accrued expenses	F–31
14	Short-term debt	F–31
15	Long-term debt	F–31
16	Major maintenance provision	F–33
17	Labor obligations	F–33
18	Leases	F–36
19	Income taxes	F–37
20	Contingencies and commitments	F–40
21	Risk management	F–43
22	Shareholders’ equity	F–48
23	Accumulated other comprehensive income	F–49
24	Other income	F–49
25	Related party balances and transactions	F–50
26	Business segment data	F–51
27	Revenues	F–54
28	Cost of services	F–56
29	Subsequent events	F–56
30	Authorization for the issuance of the consolidated financial statements	F–56

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V., and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries as of December 31, 2014 and 2013, and the results of operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in  Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 27, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Emeterio Barrón Perales

C. P. C. Emeterio Barrón Perales

Monterrey, Nuevo León, México

April 27, 2015

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Aeroinvest, S. A. de C. V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

	Thousands of U.S. dollars (Convenience Translation Note 3c) December 31,	December 31,					Thousands of U.S. dollars (Convenience Translation Note 3c) December 31,	December 31,
	2014	2014		2013			2014	2014		2013
Current assets:						Current liabilities:
Cash and cash equivalents (Note 6)	$190,579	Ps.	2,808,149	Ps.	1,534,006	Short-term debt (Note 14)	$-	Ps.	-	Ps.	99,421
Accounts receivable, net (Note 7)	21,710	319,890		304,769		Current portion of long-term debt (Note 15)	3,195	47,076		33,588
Recoverable taxes	10,372	152,827		311,399		Current portion of major maintenance provision (Note 16)	12,535	184,709		271,344
Prepayments for construction to Ingenieros Civiles Asociados, S. A. de C.V. (related party)	1,702	25,084		32,001		Trade accounts payable (Note 12)	17,479	257,556		226,184
Other accounts receivable and prepaid expenses (Note 8)	6,678	98,393		94,763		Payable taxes and other accrued expenses (Note 13)	18,272	269,228		219,012
						Accounts payable to related parties (Note 25)	4,894	72,111		107,440
Total current assets	231,041	3,404,343		2,276,938
						Total current liabilities	56,375	830,680		956,989
Non-current assets:
						Non-current liabilities:
Property, leasehold improvements and equipment, net (Note 9)	155,028	2,284,314		2,165,766		Long-term debt (Note 15)	317,434	4,677,325		2,970,526
						Major maintenance provision (Note 16)	27,695	408,080		357,262
Investment in airport concessions, net (Note 10)	419,434	6,180,277		6,092,046		Guarantee deposits	6,850	100,941		43,352
						Labor obligations (Note 17)	6,401	94,313		82,497
Other assets, net	3,025	44,578		25,332		Deferred income taxes (Note 19)	12,890	189,938		203,433

Deferred income taxes (Note 19)	34,230	504,368		451,371		Non-current liabilities	371,270	5,470,597		3,657,070

						Total liabilities	427,645	6,301,277		4,614,059

						Contingencies and commitments (Note 20)

						Shareholders’ equity (Note 22)
						Contributed capital
						Common stock	101,191	1,491,023		2,698,691
						Additional paid-in capital	2,021	29,786		29,786
							103,212	1,520,809		2,728,477
						Earned capital:
						Reserve for repurchase of shares	16,393	241,543		373,869
						Retained earnings	292,687	4,312,686		3,287,992
						Accumulated other comprehensive income	(653)	(9,625)		(9,931)

							308,427	4,544,604		3,651,930
						Controlling interest	411,639	6,065,413		6,380,407
Total non-current assets	611,717	9,013,537		8,734,515		Non-controlling interest	3,474	51,190		16,987
						Total shareholders’ equity	415,113	6,116,603		6,397,394
Total assets	$842,758	Ps.	12,417,880	Ps.	11,011,453	Total liabilities and shareholders’ equity	$842,758	Ps.	12,417,880	Ps.	11,011,453

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Aeroinvest, S. A. de C. V.)

Consolidated Statements of Income and Other

Comprehensive Income

(Thousands of Mexican pesos, except per share data)

	Thousands of U.S. dollars (Convenience Translation Note 3c) December 31,	Year ended December 31,
	2014	2014		2013		2012
Revenues:
Aeronautical services (Note 27)	$171,883	Ps.	2,532,666	Ps.	2,268,869	Ps.	2,130,663
Non-aeronautical services (Note 27)	60,381	889,694		796,501		688,957
Construction services	20,857	307,327		352,688		321,718

Total revenues	253,121	3,729,687		3,418,058		3,141,338
Operating costs and expenses:
Cost of services, excluding depreciation and amortization (Note 28)	52,457	772,946		725,329		656,217
Major maintenance provision (Note 16)	12,211	179,932		263,167		164,208
Cost of construction	20,857	307,327		352,688		321,718
Administrative expenses	36,379	536,034		501,233		457,749
Right to use airport facilities	11,651	171,670		148,159		137,028
Technical assistance fees (Note 25)	5,596	82,461		66,643		67,365
Depreciation and amortization	15,201	223,982		201,226		186,803
Other income, net (Note 24)	(926)	(13,654)		(49,782)		(9,924)
Total operating costs and expenses	153,426	2,260,698		2,208,663		1,981,164

Operating income	99,695	1,468,989		1,209,395		1,160,174
Interest expense	17,942	264,368		209,359		103,846

Interest income	(5,236)	(77,147)		(72,650)		(27,764)
Exchange (gain) loss, net	1,524	22,463		6,198		(23,168)

	14,230	209,684		142,907		52,914
Income before income taxes	85,465	1,259,305		1,066,488		1,107,260

Income tax (benefit) expense (Note 19)	15,768	232,345		(134,876)		288,172
Consolidated net income for the year	69,697	1,026,960		1,201,364		819,088
Other comprehensive income
Items that will not be subsequently reclassified to profit or loss
Actuarial gain (loss) on labor obligations	30	437		(2,851)		(11,313)
Income tax relating to actuarial gain (loss) on labor obligations (Notes 17 and 23)	(9)	(131)		843		3,390

Total other comprehensive income (loss)	21	306		(2,008)		(7,923)
Total comprehensive income for the year	$69,718	Ps.	1,027,266	Ps.	1,199,356	Ps.	811,165
Consolidated net income attributable to:

Controlling interest	$69,543	Ps.	1,024,694	Ps.	1,199,636	Ps.	818,121
Non-controlling interest	154	2,266		1,728		967
Consolidated net income for the year	$69,697	Ps.	1,026,960	Ps.	1,201,364	Ps.	819,088
Comprehensive net income attributable to:
Controlling interest	$69,564	Ps.	1,025,000	Ps.	1,197,628	Ps.	810,198
Non-controlling interest	154	2,266		1,728		967
Total comprehensive income for the year	$69,718	Ps.	1,027,266	Ps.	1,199,356	Ps.	811,165

Basic and diluted earnings per share of controlling interest:	$0.1754	Ps.	2.5844	Ps.	3.0062	Ps.	2.0501

Weighted average shares outstanding		396,493,090		399,052,350		399,060,153

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Aeroinvest, S. A. de C. V.)

Consolidated Statements of Changes in Shareholders’ Equity

(Thousands of Mexican pesos except for share data (Note 22))

		Contributed Capital						Earned capital
	Shares	Common stock		Additional paid-in capital		Total contributed capital		Reserve for repurchase of shares		Retained earnings		Accumulated other comprehensive income		Total earned capital		Total controlling interest		Total non- controlling interest		Total shareholders’ equity

Balance as of January 1, 2012	398,848,700	Ps.	4,394,444	Ps.	29,786	Ps.	4,424,230	Ps.	397,557	Ps.	1,255,137	Ps.	-	Ps.	1,652,694	Ps.	6,076,924	Ps.	7,577	Ps.	6,084,501

Decrease in common stock (Ps. 1.25 pesos per share)	-	(500,000)		-		(500,000)		-		-		-		-		(500,000)		-		(500,000)
Sale (repurchase) of shares, net	278,827	2,724		-		2,724		4,503		-		-		4,503		7,227		-		7,227
Increase in share repurchase reserve	-	-		-		-		2,714		(2,714)		-		-		-		-		-
Cancellation of dividends over treasury shares	-	-		-		-		-		13,038		-		13,038		13,038		-		13,038
Increase in non-controlling interest	-	-		-		-		-		-		-		-		-		25		25
Consolidated comprehensive income	-	-		-		-		-		818,121		(7,923)		810,198		810,198		967		811,165

Balance as of December 31, 2012	399,127,527	3,897,168		29,786		3,926,954		404,774		2,083,582		(7,923)		2,480,433		6,407,387		8,569		6,415,956

Decrease in common stock (Ps. 3.00 per share)	-	(1,200,000)		-		(1,200,000)		-		-		-		-		(1,200,000)		-		(1,200,000)
Repurchase of shares, net	(568,310)	(3,832)		-		(3,832)		(20,776)		-		-		(20,776)		(24,608)		-		(24,608)
Transfer of cumulative adjustment to par value of shares	-	5,355		-		5,355		(5,355)		-		-		(5,355)		-		-		-
Decrease in share repurchase reserve	-	-		-		-		(4,774)		4,774		-		-		-		-		-
Increase in non-controlling interest	-			-		-		-		-		-		-		-		6,690		6,690
Consolidated comprehensive income	-	-		-		-		-		1,199,636		(2,008)		1,197,628		1,197,628		1,728		1,199,356

Balance as of December 31, 2013	398,559,217	2,698,691		29,786		2,728,477		373,869		3,287,992		(9,931)		3,651,930		6,380,407		16,987		6,397,394

Decrease in common stock (Ps. 3.00 per share)	-	(1,200,000)		-		(1,200,000)		-		-		-		-		(1,200,000)		-		(1,200,000)
Repurchase of shares, net	(3,179,367)	(7,668)		-		(7,668)		(132,326)		-		-		(132,326)		(139,994)		-		(139,994)
Increase in non-controlling interest	-	-		-		-		-		-		-		-		-		31,937		31,937
Consolidated comprehensive income	-	-		-		-		-		1,024,694		306		1,025,000		1,025,000		2,266		1,027,266

Balance as of December 31, 2014	395,379,850	Ps.	1,491,023	Ps.	29,786	Ps.	1,520,809	Ps.	241,543	Ps.	4,312,686	Ps.	(9,625)	Ps.	4,544,604	Ps.	6,065,413	Ps.	51,190	Ps.	6,116,603

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Aeroinvest, S. A. de C. V.)

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

Thousands of U.S. dollars (Convenience Translation Note 3c) December 31,	Year ended December 31,
2014	2014	2013	2012
Cash flows from operating activities:
Income before income taxes	$85,465	Ps.	1,259,305	Ps.	1,066,488	Ps.	1,107,260
Adjustments for:
Depreciation and amortization	15,201	223,982	201,226	186,803
Major maintenance provision	12,211	179,932	263,167	164,208
Increase (decrease) in allowance for doubtful accounts	88	1,296	(3,727)	(6,689)
Loss (gain) on sale of property and equipment	112	1,651	(30,967)	-
Interest income	(5,236)	(77,147)	(72,650)	(27,764)
Interest expense	17,942	264,368	209,359	103,846
Unrealized exchange rate fluctuation	1,901	28,015	3,340	(18,313)
127,684	1,881,402	1,636,236	1,509,351
Trade accounts receivable	(1,114)	(16,417)	(13,234)	66,121
Recoverable tax	10,762	158,572	(108,452)	(30,997)
Other accounts receivable and prepaid expenses	424	6,238	(46,759)	(19,124)
Trade accounts payable	1,203	17,728	42,014	3,896
Payable taxes and other accrued expenses	(6,096)	(89,826)	(133,557)	(213,907)
Income taxes paid	(10,978)	(161,758)	(275,701)	(85,469)
Related parties, net	(2,398)	(35,329)	113,962	219,224
Major maintenance provision payments	(14,909)	(219,680)	(228,849)	(201,970)
Guarantee deposits and retirement benefit plan	4,740	69,842	19,586	13,288
Net cash flows from operating activities	109,318	1,610,772	1,005,246	1,260,413

Cash flows from investing activities:
Acquisition of property, leasehold improvements and equipment	(11,692)	(172,285)	(79,641)	(56,895)
Loans to related parties	(6,787)	(100,000)	-	-
Proceeds from related party loans	6,787	100,000	-	-
Other non-current assets	(1,412)	(20,803)	(669)	(2,520)
Proceeds from sale of property and equipment	29	441	64,203	-
Insurance recovery on damaged equipment	2,300	33,887	19,628	-
Investment in airport concessions	(19,697)	(290,231)	(347,051)	(362,233)
Interest received	5,236	77,147	72,650	27,764
Net cash used in investing activities	(25,236)	(371,844)	(270,880)	(393,884)
Cash flows from financing activities:
Proceeds from long-term debt	267,280	3,938,325	2,497,524	885,689
Payments of long-term debt	(159,484)	(2,349,961)	(1,485,538)	(336,292)
Interest paid	(16,424)	(242,006)	(149,949)	(96,035)
Dividends paid	-	-	-	(198,344)
Decrease of common stock	(80,665)	(1,188,581)	(1,196,912)	(500,000)
(Repurchase) sale of shares, net	(10,485)	(154,499)	(24,608)	7,227
Increase in non-controlling interest	2,168	31,937	6,690	25
Net cash used in financing activities	2,390	35,215	(352,793)	(237,730)
Net increase in cash and cash equivalents	86,472	1,274,143	381,573	628,799
Cash and cash equivalents at the beginning of year	104,107	1,534,006	1,152,433	523,634
Cash and cash equivalents at the end of year	$190,579	Ps.	2,808,149	Ps.	1,534,006	Ps.	1,152,433

Non cash financing and investing activities which are not reflected in the consolidated statements of cash flow:

Acquisition of property, leasehold improvements and equipment	Ps.	12,452	Ps.	22,350	Ps.	10,208
Investment in airport concessions	51,308	30,112	24,475
Capital reimbursement	-	3,088	-

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Aeroinvest, S. A. de C. V.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Thousands of Mexican pesos, except as otherwise indicated)

1.                            Nature of business

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V., (“GACN” or collectively with its subsidiaries, the “Company”), is a direct subsidiary of Aeroinvest, S. A. de C. V. (“Aeroinvest”), an indirect subsidiary of Empresas ICA, S. A. B. de C. V. (“Empresas ICA”), the consolidating parent company. GACN is a holding company, whose subsidiaries are engaged in the administration, operation, and use of 13 airports under a concession granted by the Mexican Government through the Ministry of Communications and Transportation. The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón, and Zacatecas. The Company also generates revenue from hotel business services provided by Terminal 2 NH Hotel located in Terminal 2 of the Mexico City International Airport (“AICM”).

The address of the Company’s corporate office is Lázaro Cárdenas #2225 5th Floor, Valle Oriente, San Pedro Garza García, Nuevo León, Zip Code 66269.

2.                            Significant events

a.             Issuance of seven-year notes (certificados bursátiles) for Ps. 3,000,000: On June 16, 2014, the Company issued Ps. 3,000,000 in seven-year long-term notes (ticker: OMA14) in the Mexican market at a fixed annual rate of 6.85% and a demand of 2.2x. Interest payments are made every 182 days and the total amount of principal will be settled on the maturity date, June 7, 2021. The notes received ratings of mxAA+ by Standard and Poor’s and AA (mex) by Fitch Ratings. The objective of the issuance were to: (i) fix interest payments and to extend the maturity profile of debt by prepaying the Ps. 1,300,000,000 of outstanding floating-rate notes issued under the 2011 Indenture and (ii) to finance the master development programs and strategic investments. The floating-rate peso-denominated notes issued under the 2011 Indenture were paid on July 11, 2014. Under the issuance, GACN and nine of the Company’s 13 airports guaranteed the notes thus complying with the minimum guarantee of 80% of the Company’s earnings before consolidated expenses, financial revenues, taxes, depreciation and amortization (EBITDA).

b.             Opening of a U.S.$ 3,120,000 line of credit: On March 20, 2014, the Company signed an agreement for a U.S.$ 3,120,000 line of credit with UPS Capital Business Credit (guaranteed by the Export-Import Bank of the United States (“Ex-Im Bank”)), which expires on July 25, 2019. The Company drew down on the line of credit on April 11, 2014, and the proceeds were used to purchase rescue and firefighting equipment for the Acapulco, Chihuahua, Culiacan, San Luis Potosi and Zacatecas airports. The line of credit is guaranteed by the Acapulco, Chihuahua, Culiacán, San Luis Potosí, Zacatecas and Monterrey airports as primary obligors, jointly and severally, with respect to the payment of the principal and interest. The interest rate is LIBOR plus 265 basis points.

3.                            Basis of presentation and consolidation

a.                            Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including amendments and interpretations, as issued by the International Accounting Standards Board (IASB)

b.                            Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis; notwithstanding, fair value is disclosed in certain cases.

i)                     Historical cost

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

ii)                  Fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 (Share-Based Payment), leasing transactions that are within the scope of IAS 17 (Leases), and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 (Inventories) or value in use in IAS 36 (Impairment of Assets).

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•                  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date;

•                  Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•                  Level 3 inputs are unobservable inputs for the asset or liability.

c.                             Convenience translation

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2014 and for the year then ended have been translated into U.S. dollar amounts at the exchange rate of Ps. 14.7348 pesos per U.S. dollar, as published by Banco de Mexico, S.A. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

d.                            Reporting currency

The Mexican peso, legal currency of the United Mexican States is the currency in which the consolidated financial statements are presented. Transactions in currencies other than the peso are recorded in accordance with established policies described in Note 4b.

e.                             Consolidated statements of income and other comprehensive income

The Company chose to present the consolidated statement of income and other comprehensive income in a single statement, as well as presenting operating income in such statement in accordance with practices in the industry. Costs and expenses were classified according to their nature.

f.                              Principles of consolidation

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

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•                  the percentage of the Company’s holding of voting rights relative to the percentage and dispersion of holdings of the other vote holders;

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

The income and each component of other comprehensive income are attributed to the Company’s owners and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the Company’s owners and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The non-controlling interests in equity of subsidiaries are presented separately as non-controlling interests in the consolidated statements of financial position, within the shareholders’ equity section, and the consolidated statements of income and other comprehensive income.

The financial statements of companies that are included in the consolidation are prepared as of December 31 of each year.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Note 11 sets forth the entities that are consolidated on the financial statements and the information related thereto.

4.                            Significant accounting policies

The consolidated financial statements are prepared in accordance with IFRS. Preparation of financial statements under IFRS requires the Company’s management to make certain estimates and use assumptions to value certain of the items in the consolidated financial statements as well as their related disclosures required therein. The areas with a high degree of judgment and complexity or areas where assumptions and estimates are significant in the consolidated financial statements are described in Note 5. The estimates are based on information available at the time the estimates are made, as well as the best knowledge and judgment of management based on experience and current events. However, actual results could differ from those estimates. The Company has implemented control procedures to ensure that its accounting policies are appropriate and are properly applied. Although actual results may differ from those estimates, the Company’s management believes that the estimates and assumptions used were adequate under the circumstances.

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2014 were the same as those applied in the consolidated financial statements for 2013 and 2012, except for the standards and interpretations described in paragraph a. i) included below, which were applicable to the Company and were effective during 2014.

a.                            Application of new and revised IFRS

i)                              Effective January 1, 2014, the Company adopted the following standards and interpretations:

•                  Amendments to IFRS 10 (Consolidated Financial Systems), IFRS 12 (Disclosure of Interests in Other Entities) and IAS 27 (Investment Entities)

•                  Amendments to IAS 32 (Offsetting Financial Assets and Financial Liabilities)

•                  Amendments to IAS 36 (Recoverable Amount Disclosures for Non-Financial Assets)

•                  IFRIC 21 (Levies)

•                  Amendments to IAS 19 (Defined Benefit Plans: Employee Contributions)(1)

•                  Annual Improvements to the IFRS, 2010-2012 Cycle(2)

•                  Annual Improvements to the IFRS, 2011-2013 Cycle(1)

(1) Effective for annual periods beginning on or after July 1, 2014, with earlier application permitted.

(2) Effective for annual periods beginning on or after July 1, 2014, with limited exceptions.

The impact of these new standards on the financial statements of the Company is described as follows:

Amendments to IFRS 10 (Consolidated Financial Systems), IFRS 12 (Disclosure of Interests in Other Entities) and IAS 27 (Investment Entities)

The Company has applied the amendments to IFRS 10, IFRS 12 and IAS 27 for the first time in the current year. The amendments to IFRS 10 define an investment entity and prohibit a reporting entity that meets the definition of an investment entity from consolidating its subsidiaries, but rather requires such an entity to instead measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•                  Obtain funds from one or more investors for the purpose of providing them with investment management services;

•                  Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

•                  Measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

As the Company is not an investment entity (assessed based on the criteria set out in IFRS 10 as of January 1, 2014), the application of the amendments has had no impact on the disclosures or the amounts recognized in the Company’s consolidated financial statements.

Amendments to IAS 32 (Offsetting Financial Assets and Financial Liabilities)

The Company has applied the amendments to IAS 32 for the first time in the current year. The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement.”

As the Company does not have any financial assets and financial liabilities that qualify for offsetting, the application of the amendments has had no impact on the disclosures or on the amounts recognized in the Company’s consolidated financial statements.

Amendments to IAS 36 (Recoverable Amount Disclosures for Non-Financial Assets)

The Company has applied the amendments to IAS 36 for the first time in the current year. The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash-generating unit (“CGU”) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal.

These new disclosures include the fair value hierarchy, key assumptions and valuation techniques used, which are in line with the disclosure required by IFRS 13 (Fair Value Measurements).

The application of these amendments has had no material impact on the disclosures in the Company’s consolidated financial statements.

Amendments to IAS 19 (Defined Benefit Plans: Employee Contributions)

The amendments to IAS 19 clarify how an entity should account for contributions made by employees or third parties to defined benefit plans, based on whether those contributions are dependent on the number of years of service provided by the employee.

For contributions that are independent of the number of years of service, the Company may either recognize the contributions as a reduction in the service cost in the period in which the related service is rendered or attribute them to the employees’ periods of service using the projected unit credit method. In contrast, the Company is required to attribute contributions that are dependent on the number of years of service to the employees’ periods of service. The Company does not manage contributions of the employees or third parties to the defined benefit plans. Therefore, the application of these amendments has had no impact on the disclosures or the amounts recognized in the consolidated financial statements.

Annual Improvements to the IFRS 2010-2012 Cycle

The Annual Improvements to the IFRS 2010-2012 Cycle include a number of amendments to various IFRS, which are summarized below.

The amendments to IFRS 8 (i) require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have “similar economic characteristics” and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the Company’s assets should only be provided if the segment assets are regularly provided to the chief operating decision maker.

The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

The amendments to IAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

The application of these amendments had no significant impact on the Company’s consolidated financial statements.

Annual Improvements to the IFRS 2011-2013 Cycle

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

The application of these amendments had no significant impact on the Company’s consolidated financial statements.

IFRIC 21 (Levies)

The Company has applied IFRIC 21 (Levies) for the first time in the current year. IFRIC 21 addresses the issue as to when to recognize a liability to pay a levy imposed by a government. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

The application of these amendments had no significant impact on the Company’s consolidated financial statements.

The Company has not applied the following new and revised IFRS that have been issued but that are not effective until January 1, 2015 or at a later date:

•                  IFRS 9, Financial Instruments(1)

•                  IFRS 15, Revenue from Contracts with Customers(2)

•                  Annual Improvements to the IFRS, 2012-2014 Cycle (3)

•                  Amendments to IFRS 10 (Consolidated Financial Statements) and IAS 28 (Investments in Associates)(4)

•                  Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization(4)

(1) Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

(2) Effective for annual periods beginning on or after January 1, 2017, with earlier application permitted.
(3) Effective for annual periods beginning on or after July 1, 2016, with earlier application permitted.
(4) Effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

IFRS 9 (Financial Instruments)

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include: a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a “fair value through other comprehensive income” (“FVTOCI”) measurement category for certain simple debt instruments.

Key requirements of IFRS 9:

•                  All recognized financial assets that are within the scope of IAS 39 (Financial Instruments: Recognition and Measurement) are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows  that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•                  With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

•                  In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

•                  The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic relationship.” Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The Company’s management anticipates that future application of IFRS 9 will not have a material impact on the reported amounts and disclosures in its the consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until the Company undertakes a detailed review.

IFRS 15 (Revenue from Contracts with Customers)

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Specifically, the standard introduces a five-step approach to revenue recognition:

•                  Step 1: Identify the contract(s) with a customer.

•                  Step 2: Identify the performance obligations in the contract.

•                  Step 3: Determine the transaction price.

•                  Step 4: Allocate the transaction price to the performance obligations in the contract.

•                  Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Company’s management anticipates that future application of IFRS 15 will not have a material impact on the reported amounts and disclosures in its the consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Company performs a detailed review.

Annual Improvements to the IFRS, 2012-2014 Cycle

The 2012-2014 cycle of annual improvements made amendments to the following standards: IFRS 5 (Long-Lived Assets Held for Sale and Discontinued Operations) including guidance on:(i) the reclassification of an asset held for sale to held for distribution or vice versa, and (ii) the discontinuation of accounting for an asset “held for distribution”; IFRS 7 (Financial Instruments: Disclosures) clarifying (i) if a contract to provide services is continuing involvement in transferred financial assets “for purposes of transfer disclosure requirements” and (ii) the application of the amendments to IFRS 7 on disclosures of compensation to the interim condensed financial statements; IAS 19 (Employee Benefits) indicating that high-quality corporate bonds that an entity uses to estimate the discount rate for post-employment benefits must be denominated in the same currency as the benefits payable; and IAS 34 Interim Financial Reporting, clarifying the meaning of “elsewhere in the interim report” and requiring cross-references in these reports.

The Company’s management anticipates that future implementation of the annual improvements to the IFRS 2012-2014 Cycle will not have a material impact on the reported amounts and disclosures in the consolidated financial statements.

Amendments to IFRS 10 (Consolidated Financial Statements) and IAS 28 (Investments in Associates)

Amendments to IAS 28 require that gains and losses resulting from transactions between an entity and its associate or joint venture apply only to assets that do not constitute a business. Also, a new requirement has been introduced for gains or losses from downstream transactions involving assets that constitute a business between an entity and its associate or joint venture are recognized in full in the financial statements of the investor. Additionally, an entity should consider whether the assets sold and contributed in separate transactions constitute a business and should be accounted for as a single transaction.

Moreover, for consolidated financial statements, an exception was introduced in IFRS 10 so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 to an associate or joint venture is recognized only to the extent of unrelated investors’ interests in the associate or joint venture.

The Company’s management anticipates that future implementation of the amendments to IFRS 10 and IAS 28 will not have a material impact on the reported amounts and disclosures in the consolidated financial statements.

Amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Clarification of Acceptable Methods of Depreciation and Amortization)

The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in the following two limited circumstances:

a) when the intangible asset is expressed as a measure of revenue; or

b) when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

Currently, the Company uses the straight-line method for depreciation and amortization for its property and equipment, and intangible assets, respectively. The Company’s management believes that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, does not anticipate that the application of these amendments will have a material impact on the Company’s consolidated financial statements.

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

d.                   Property, leasehold improvements  and equipment, net

Expenditures for property and equipment acquired are carried at acquisition cost.

Depreciation is recognized so as to write off the cost or deemed cost of assets (other than freehold land and properties under construction). Depreciation of property, leasehold improvements and equipment is calculated using the straight-line method over the useful life of the asset, taking into consideration the related asset’s residual value. Depreciation begins in the month in which the asset is placed in service. The useful lives of assets are as follows:

Useful
lives (years)

Buildings	20
Machinery and equipment	10
Furniture and office equipment	10
Transportation equipment	4
Computers	3.3

Financing costs incurred during the construction and installation of property, leasehold improvements and equipment are capitalized.

The depreciation of property, leasehold improvements and equipment is recorded in results. Land is not depreciated.

Disposal of assets

The gain or loss on the sale or retirement of an item of property and equipment is calculated as the difference between the proceeds from the sale and the carrying value of the asset, and is recognized in income when all risks and rewards of ownership of the asset is transferred to the buyer, which generally occurs when ownership of the asset is transferred to the buyer.

Replacements or renewals of a component of property or equipment that extend the useful life of the asset, or its economic capacity are recognized as an increase to property and equipment, with the subsequent write-off or derecognition of the assets replaced or renewed.

Construction in progress

Construction in progress is carried at cost less any recognized impairment loss. Cost includes professional fees and, in the case of qualifying assets, borrowing costs capitalized in accordance with the Company’s accounting policy. Such properties are transferred to the appropriate categories of property and equipment when completed and ready for intended use. The depreciation of these assets, as well as other properties, begins when the assets are ready for use.

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

In 2014, certain agreements were entered into with airlines, which established escrow deposits paid by the airlines to guarantee their obligation for payment of the amounts collected from passengers for the Airport Use Fee (Tarifa de Uso de Aeropuertos or “TUA”). If the payment obligations are not met, the

Company may immediately exercise the guarantees and utilize the funds. The aforementioned escrow deposits are recorded at cost.

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

h.                            Investment in airport concessions

This item consists of the rights paid to manage, operate and, in certain cases make capital investments to 13 airports based on a concession granted by the Mexican Government through the Ministry of Communications and Transportation, and to use their facilities, for a 50 year term.

Investment in concessions includes the rights to use airport facilities of airport concessions and improvements to concessioned assets and represents the amount granted by the Ministry of Communications and Transportation to each airport concessions, plus improvements made to each individual concession since the time of grant.

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

i.                                Impairment of tangible and intangible assets

Management periodically evaluates the impairment of long-lived assets in order to determine whether there is evidence that those assets have suffered an impairment loss. If impairment indicators exist, the recoverable amount of assets is determined, with the help of independent experts, to determine the extent of the impairment loss, if any. Management considers that GACN, together with its 13 airport subsidiaries, can be considered an “independent cash generating unit”, as all formed part of the Central-North package included in the Mexican Government’s original bidding process. In accordance with the terms established by the Mexican Government, all of the Company’s 13 airports must be in operation, regardless of their individual results and are therefore evaluated for impairment on a consolidated basis. The hotel segment is evaluated separately. Considering the foregoing, the evaluation of the existence of impairment indicators was made, a result of which the Company concluded that no impairment indicators existed with respect to the airport concessions.

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

j.                               Financial instruments

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

Financial assets are classified into four categories, which in turn determine the form of recognition and valuation of financial assets and liabilities: “Financial assets at fair value through profit or loss”, “investments held-to-maturity”, “financial assets available-for-sale” and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined by the Company’s management upon initial recognition. The Company generally only has financial assets at fair value through profit or loss and loans and receivables.

In the consolidated statement of financial position, financial assets are classified into current and noncurrent, depending on whether their maturity is less than/equal to or greater than 12 months.

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

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in results incorporates any interest paid on the financial liability and is included in effects of valuation of financial instruments in the statement income and other comprehensive income.

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

k.                            Risk management policy

The Company is exposed to risks that are managed through the implementation of systems and processes related to identification, measurement, limitation of concentration, and supervision. The basic principles defined by the Company in the establishment of its risk management policy are the following:

•                  Compliance with Corporate Governance Standards.

•                  Establishment, by each different business line and subsidiary, of risk management controls necessary to ensure that market transactions are conducted in accordance with the policies, rules and procedures of the Company.

•                  Special attention to financial risk management, basically composed by interest rate, exchange rate, liquidity and credit risks (see Note 21).

Risk management in the Company is mainly preventive and oriented to medium- and long-term, risks taking into consideration the most probable scenarios of evolution of the variables affecting each risk.

l.                                Provisions

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

The main provision recognized by the Company is for major maintenance for its concessioned assets, which is classified as current or noncurrent based on the estimated time period over which it expects to settle the obligation.

Major maintenance provisions

The Company is required to perform major maintenance activities to its airports as established by the concession provided by the Mexican Government, in order to preserve the infrastructure in optimal working condition. The estimated major maintenance costs are considered in the Company’s master development program, which is reviewed and updated every five years. Accordingly, the Company records a provision for its estimated maintenance costs, as usage of concessioned assets occur each year, based on the time from when the infrastructure under concession becomes available for use and through the date on which the maintenance and/or repair work is performed. Such contractual obligations to maintain and restore the infrastructure of the Company’s airports is recognized as a provision in the consolidated statements of financial position based on an estimate of the expenditure that would be required to settle the present obligation at the end of the reporting period. When the effect of the time value of money is material, the amount of the provision equals the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the carrying amount of the provision increases each period to reflect the passage of time and this increase is recognized as an expense. After initial recognition, provisions are reviewed at the end of each reporting period and adjusted to reflect current best estimates. Adjustments to provisions arise from three sources: (i) revisions to estimated cash flows (both in amount and timing); (ii) changes to present value due to the passage of time; and (iii) revisions of discount rates to reflect prevailing current market conditions. In periods following the initial recognition and measurement of the maintenance provision at its present value, the provision is revised to reflect estimated cash flows being closer to the measurement date. The Company’s major maintenance provisions increase over time as it incurs its obligation to restore the infrastructure of its airports, which deteriorate based on usage. At any reporting date, the best estimate of the expenditure required to settle the obligation in the future is proportional to the usage of the Company’s airport infrastructure, for example the number of airplanes that have used its airports’ runways. The unwinding of the discount relating to the passage of time is recognized as a financing cost and the revision of estimates of the amount and timing of cash flows is a remeasurement of the provision and charged or credited as an operating item within the consolidated statements of income and other comprehensive income.

m.                        Reserve for repurchase of shares

The Company records a reserve for the repurchase of shares from amounts appropriated from retained earnings, to strengthen the supply and demand of its shares in the stock market, as permitted by Mexican Securities Law. The shareholders authorize the maximum disbursement for the repurchase of shares.

Purchases and sales of treasury shares are recorded decreasing or increasing shareholders’ equity of the Company through common stock and through the reserve for the repurchase of shares account, based on the cost of reacquisition and replacement of such shares. Any gain or loss generated on the purchase or sale of the Company’s shares is recorded within the reserve account. Gains or losses arising from the purchase, sale, issue or cancellation of the Company’s equity instruments are not recognized in results.

n.                            Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Current tax is determined based on taxable profit, which differs from profit as reported in the consolidated statement of income and other comprehensive income because of items of income or expense that are taxable or deductible in periods different from when they are recognized in accounting profit. Through December 31, 2013, the Business Flat Tax (Impuesto Empresarial a la Tasa Única or “IETU”) was effective, which was calculated based on cash flows, considering revenues generated less authorized deductions.  Through December 31, 2013, income tax was the greater of the regular income tax (Impuesto Sobre la Renta or “ISR”) and IETU.  As a consequence of the 2014 Fiscal Reform, the IETU law was eliminated and as a consequence, all deferred IETU amounts recorded in the Company’s financial statements were eliminated.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The Company determined recoverability of its deferred tax assets for each subsidiary based on its projections of future taxable income, which include the master development program and the maximum rates for the period 2011-2015 approved by the Ministry of Communications and Transportation.

Current and deferred taxes are recognized as income or expense in profit or loss, except when they relate to items recognized outside of profit or loss, as in the case of items of other comprehensive income, or other shareholders’ equity items, in which case the tax is recognized in other comprehensive income as part of the equity item involved.

Assets and deferred tax liabilities are offset when a legal right to offset assets with liabilities exists and when they relate to income taxes relating to the same tax authorities and the Company intends to liquidate its assets and liabilities on a net basis.

o.                            Benefits from retirement and termination and statutory employee profit sharing

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

A liability for a termination benefit is recognized at the earlier of when the Company can no longer withdraw the offer of the termination benefit and when the Company recognizes any related restructuring costs.

Short-term employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

Certain subsidiaries are subject to payment of statutory employee profit sharing, which is determined based on the Income Tax Law, and is recorded in the results of the year in which it is incurred and presented under cost and administrative expenses in the consolidated statements of income and other comprehensive income.

p.                            Revenue recognition

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

Aeronautical services

Consist mainly of revenues generated from activities related to services provided to airlines and passengers. These revenues are subject to a system of prices regulated by the Ministry of Communications and Transportation, which establishes a maximum rate for such aeronautical and complementary services provided at each airport. Such revenues are recognized when the related services are rendered.

With the objective of increasing demand for aeronautical traffic at its airports, the Company implemented an incentive program to its airline customers linked to an increase in airline traffic and the opening of new routes, which is subject to certain restrictions. These incentives are recorded as a reduction of revenues over the period they are provided to clients (see Note 27).

Non-aeronautical services

Consist mainly of the leasing of commercial spaces in airport terminals, revenues from the operation of parking lots, advertising, fees from access to third parties that provide catering services and other services at airports. Spaces in the airport terminals are rented through operating lease agreements that contain either fixed monthly rent (increased annually based on the National Consumer Price Index (“NCPI”)) or fees based on a minimum monthly fee or a percentage of the monthly income of the lessee, whichever is higher. The fixed portion of lease revenues is recognized when the services are rendered or based on the terms of the related lease.

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

Construction services and costs of improvements to concessioned assets

Under IFRS Interpretations Committee (“IFRIC”) Interpretation 12 (IFRIC 12), Service Concession Arrangements, the Company recognizes revenues and costs for improvements to the airport concession according to the percentage of completion method derived from the improvements made to the airports and that are included in the master development program. Construction service revenues related to the airport concession are determined based on the exchange between the Company and the government, as the Company constructs or improves the airports based on the master development program, and the government grants the Company the right to obtain revenues from the airport services rendered in return for those construction services. The cost for construction services is determined according to the cost the Company would incur in the construction or improvements based on the investments included in the master development program, for which, through a tender offer, the Company contracts third parties to perform. The revenue amount and cost are equivalent, because the Company does not obtain any profit margin for the construction, and the costs incurred are paid at market prices.

q.                            Basic and diluted earnings per share

Basic earnings per share are computed by dividing net income of the controlling interest by the weighted average number of common shares outstanding during the year. The Company does not have potentially dilutive shares.

5.                            Critical accounting judgments and key sources of estimation uncertainty

In applying the Company’s accounting policies, described in Note 4, the Company’s management makes judgments, estimates and assumptions about the carrying amounts of assets and liabilities in the consolidated financial statements. The estimates and underlying assumptions are based on historical experience and other factors considered relevant. Actual results may differ from these estimates.

Estimates and assumptions are reviewed on an ongoing basis. Adjustments to accounting estimates are recognized in the period in which the adjustment is made and future periods if the change affects both the current period and to subsequent periods.

a.                          Critical accounting judgments

Critical judgments, other than those involving estimations (see paragraph b), made by management throughout the process of applying the Company’s accounting policies and that have a material effect on the consolidated financial statements, are presented below.

•                        As of December 31, 2012, in order to assess and determine deferred taxes, the Company created projections involving future taxable income for the period during which the deferred taxes would reverse to establish whether to expect to pay IETU or ISR during those years. The Company identified the subsidiaries subject to ISR and those subject to IETU. As of December 31, 2013, IETU was eliminated by the repeal of the IETU law; therefore, deferred income tax is recognized based only on ISR.

•                        Evaluation of the existence of control on investments in subsidiaries (see Note 11).

•                        Defined benefit obligations to the Company’s employees are discounted at a rate set by reference to market rates at the end of the reference period of Mexican government bonds. An assessment is required to establish the criteria for the bonds to be included in the population from which the yield curve is derived.

•                        The Company is subject to transactions or contingent events over which it applies professional judgment to determine the probability of occurrence. Factors considered in this determination are the legal situation as of the date on which the estimation is made and the opinion of legal advisors.

b.                          Key sources of estimation uncertainty

Basic assumptions concerning the future and other key sources of uncertainty in the estimates made at the end of the reporting period, that have a significant risk of causing significant adjustments to the carrying amounts of assets and liabilities within the following financial year are as follows:

•                        To determine the estimation of doubtful accounts, the Company determines, among others, customer credit risk arising from its financial position and considerable delays in collections according to the terms agreed upon with customers. (See Note 7).

•                        The Company’s long-lived assets correspond to concessions granted by the Mexican Government and properties, leasehold improvements and equipment. The Company reviews the carrying amounts of its long-lived assets to determine whether there are indications of impairment. In its analysis of impairment indicators, the Company identified indicators of a potential impairment in the Terminal 2 NH Hotel investment. After the analysis, the Company determined that the Terminal 2 NH Hotel was not impaired and therefore did not record any impairment loss during the period (see Note 9).

•                        The Company’s management reviews the estimated useful lives and residual values of property, leasehold improvements and equipment at the end of each annual period. Based on detailed analyses, the Company’s management could modify the useful life of certain assets of property, leasehold improvements and equipment. The degree of uncertainty associated with estimates of useful lives is related to market changes, use of assets and technological development.

•                        Valuations for determining the recoverability of deferred tax assets and asset tax (Impuesto al Activo, or “IMPAC”) recoverable.

•                        The Company’s management determines and recognizes, based on estimates, the major maintenance provision as per concession contracts with the Mexican Government to maintain and restore the airports’ infrastructure, which affects the results of periods ranging from the moment concession infrastructure becomes available for use through the date on which the maintenance and/or repair works are performed. The Company also calculates the appropriate discount rate for determining the present value of expected expenses that are required to meet its obligations.

Although these estimates were made based on the best information available as of December 31, 2014, it is possible that events may take place in the future that will require the Company to modify (increase or decrease) the amounts in the coming years, which in such case would be applicable on a prospective basis by recognizing the effects of changes in estimates in the corresponding consolidated financial statements.

6.                            Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	December 31,
	2014		2013

Cash	Ps.	149,431	Ps.	88,606
Cash equivalents:
Bank notes	1,470,812		1,043,953
Commercial paper	704,648		315,695
Money market investment funds	483,258		85,752

	Ps.	2,808,149	Ps.	1,534,006

7.                            Accounts receivable

a.                            The balance of accounts receivable is as follows:

	December 31,
	2014		2013

Receivables	Ps.	504,469	Ps.	489,921
Allowance for doubtful accounts	(184,579)		(185,152)

	Ps.	319,890	Ps.	304,769

Accounts receivable disclosed are measured at amortized cost.

Accounts receivable represent principally the passenger charges (TUA) paid by each passenger (other than diplomats, infants, and transit passengers) using the airports operated by the Company. These are collected by airlines and subsequently paid to the Company. As of December 31, 2014 and 2013, amounts receivable for passenger charges amounted to Ps. 314,521 and Ps. 356,093, respectively.

The Company’s management considers that the carrying amount of accounts receivable reflects its fair value. No interest income is generated by any short-term account receivable. As of December 31, 2014 and 2013, the balance of the allowance for doubtful accounts was Ps. 184,579 and Ps. 185,152, respectively, determined based on the default history and current financial situation of the counterparties, of which approximately Ps. 145,845 related to Grupo Mexicana de Aviación (see Note 21d).

The management of accounts receivable and the determination of the need for an allowance for doubtful accounts are carried out by each individual entity that forms part of the consolidated financial statements, as each entity has more thorough knowledge of the financial situation and relationship with each of its customers. However, in each of the Company’s lines of business, certain guidelines exist regarding specific characteristics that each customer possesses depending on the nature of the line of business.

Accounts receivable to customers include amounts that are past due at the end of the reporting period (see analysis below for aging), but for which the Company has not recognized any allowance for doubtful accounts since there has been no significant change in credit quality and the amounts are still considered recoverable. The cancellation of doubtful accounts is executed once the Company has exhausted all means for collection of the account. Usually, the cancellation is executed when a judge determines the unlikelihood of payment.

The following tables set forth a percentage of the principal customers that compose the accounts receivable (before allowance for doubtful accounts) as well as the revenues generated from the

Company’s principal customers, which may represent a potential credit risk for the Company if the counterparty had financial and operating difficulties that would prevent them from being able to settle amounts due to the Company.

	December 31,
	2014	2013
Accounts receivable:	%	%
Aeroenlaces Nacionales, S. A. de C. V.	15.02	9.94
ABC Aerolíneas, S. A. de C. V.	9.97	1.51
Aerolitoral, S. A. de C. V.	7.80	16.44
Compañía Mexicana de Aviación, S. A. de C. V., Aerovías Caribe, S. A. de C. V. y Mexicana Inter, S. A. de C. V.(1)	28.86	29.80
Aerovías de México, S. A. de C.V.	3.01	9.74

(1)       As of December 31, 2014 and 2013, the balance owed from this client was fully reserved, in an amount of Ps.145,845.

	Year ended December 31,
	2014	2013	2012
Revenues by client:	%	%	%
Aerolitoral, S. A. de C. V.	14.62	15.05	14.70
Concesionaria Vuela Compañía de Aviación, S. A. P. I. de C. V.	8.48	6.47	6.02
Aerovías de México, S. A. de C. V.	6.17	9.66	9.45
Aeroenlaces Nacionales, S. A. de C. V.	14.47	13.40	13.59
ABC Aerolíneas, S. A. de C. V.	13.50	12.31	12.43

b.                            The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2014		2013		2012

Beginning balance	Ps.	185,152	Ps.	190,004	Ps.	227,216
Net increase (decrease)	1,296		(3,727)		(6,689)
Write-off	(1,869)		(1,125)		(30,523)

Ending balance	Ps.	184,579	Ps.	185,152	Ps.	190,004

c.                             Aging of trade accounts receivable past due but not reserved:

	December 31,
Due:	2014		2013
1-120 days	Ps.	30,488	Ps.	34,844
121-360 days	15,991		14,572

Total	Ps.	46,479	Ps.	49,416

8.                           Other accounts receivable and prepaid expenses

Other accounts receivable and prepaid expenses are comprised as follows:

	December 31,
	2014		2013
Prepaid expenses	Ps.	83,675	Ps.	51,151
Insurance recovery	-		31,932
Guarantee deposits	6,456		6,472
Others	8,262		5,208

	Ps.	98,393	Ps.	94,763

9.                            Property, leasehold improvements and equipment

Property, leasehold improvements and equipment are as follows:

	December 31,
Net carrying value:	2014		2013
Land (Note 10)	Ps.	1,715,636	Ps.	1,715,636
Leasehold improvements	255,239		261,469
Furniture and office equipment	149,717		82,208
Machinery and equipment	62,563		63,310
Transportation equipment	12,489		14,331
Computer equipment	9,999		10,067
Construction in progress for leasehold improvements	78,671		18,745

	Ps.	2,284,314	Ps.	2,165,766

Cost	Land		Leasehold improvements		Machinery and equipment		Furniture and office equipment		Transportation equipment		Computer equipment		Construction in- progress of leasehold improvements		Total

Balances as of January 1, 2013	Ps.	1,747,416	Ps.	324,414	Ps.	46,627	Ps.	119,017	Ps.	20,542	Ps.	42,694	Ps.	-	Ps.	2,300,710
Acquisitions	-		3,551		44,879		15,113		4,455		5,040		18,745		91,783
Disposals	(31,780)		-		-		-		(732)		(326)		-		(32,838)
Others	-		-		(569)		(8,365)		-		(2,291)		-		(11,225)

Balance as of December 31, 2013	1,715,636		327,965		90,937		125,765		24,265		45,117		18,745		2,348,430

Acquisitions	-		-		37,557		11,785		4,186		5,765		70,354		129,647
Disposals			-		-		-		(408)		(40)		-		(448)
Transfers			10,428		51,203		-		-		-		(10,428)		51,203
Others	-		-				(3,793)		-		(361)		-		(4,154)

Balance as of December 31, 2014	Ps.	1,715,636	Ps.	338,393	Ps.	179,697	Ps.	133,757	Ps.	28,043	Ps.	50,481	Ps.	78,671	Ps.	2,524,678

Accumulated depreciation	Land		Leasehold improvements		Machinery and equipment		Furniture and office equipment		Transportation equipment		Computer equipment		Construction in- progress of leasehold improvements		Total

Balance as of January 1, 2013	Ps.	-	Ps.	(50,216)	Ps.	(3,817)	Ps.	(59,433)	Ps.	(5,451)	Ps.	(31,466)	Ps.	-	Ps.	(150,383)
Disposals	-		-		-		-		500		293		-		793
Depreciation expense	-		(16,280)		(4,912)		(10,768)		(4,983)		(6,165)		-		(43,108)
Others	-		-		-		7,746		-		2,288		-		10,034

Balance as of December 31, 2013	-		(66,496)		(8,729)		(62,455)		(9,934)		(35,050)		-		(182,664)

Disposals	-		-		-		-		359		39		-		398
Depreciation expense	-		(16,658)		(21,171)		(12,102)		(5,715)		(5,825)		-		(61,471)
Others	-		-		(80)		3,363		(264)		354		-		3,373

Balance as of December 31, 2014	Ps.	-	Ps.	(83,154)	Ps.	(29,980)	Ps.	(71,194)	Ps.	(15,554)	Ps.	(40,482)	Ps.	-	Ps.	(240,364)

Operation of the Terminal 2 NH Hotel: The recoverable amount of the CGU is determined by calculating its value in use, which requires cash flow projections based on financial budgets approved by the Company’s management for the remainder of the lease period, within which, for a period of six years, occupancy levels are projected as 81%, according to current trends in occupancy levels. Then, for the years 2021 and 2022, the consideration of a potential stoppage in operations of the Mexico City airport results in an estimated decrease in occupancy levels to 52%. For the remaining periods, the Company’s management extrapolated cash flows using a rate comparable to that of its competitors in the market with similar levels of infrastructure and expertise, which was 64%. Management estimates that a reduction in the occupancy rate from 81% to 64%, growth levels in revenues based on expected inflation in Mexico and the use of a discount rate before taxes of 15.05%  would not significantly affect the value in use, such that it would continue to exceed the carrying amount of the CGU as of December 31, 2014. Management believes that any reasonably possible change in the key assumptions in which recoverable amount is based would not cause the carrying value of the investment in Terminal 2 NH Hotel to exceed its recoverable amount.

10.                     Investment in airport concessions

The Company has concessions to operate, maintain and develop 13 airports in Mexico, which are concentrated in central and northern regions of the country. Each concession is for 50 years from November 1, 1998. The term of each of the Company’s concessions may be extended by the Ministry of Communications and Transportation under certain circumstances for a period not exceeding 50 years. As operators of 13 airports the Company earns revenues from airlines, passengers, and other users for using the airport facilities. The Company also earns revenues for commercial activities carried out at the airports, such as leasing of space to restaurants and other shops.

Each airport concession agreement contains the following terms and basic conditions:

a.                  The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements or maintenance of the related facilities in accordance with its five year period master development program, and to provide airport, complementary and commercial services.

b.                  The concessionaire will use the airport facilities only for the purposes specified in the concession agreement, will provide services in conformity with the law and applicable regulations and will be subject to inspections by the Ministry of Communications and Transportation.

c.                   The concessionaire must pay a concession tax for the right to use airport facilities (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duties Law.

d.                  The Mexican Airport and Auxiliary Services agency (Aeropuertos y Servicios Auxiliares) has the exclusive right to supply fuel at the concessionaire’s airports.

e.                   The concessionaire must grant free access to specific airport areas to certain Mexican government agencies, so that they may carry out their activities within the airports.

f.                    The concession may be revoked if the concessionaire breaches any of its obligations established in the concession title, as established in Article 26 and 27 of the Airports Law and in the concession title. The breach of certain concession terms may be cause for revocation if the Ministry of Communications and Transportation has applied sanctions in three different instances with respect to the same concession term.

The terms and conditions have been met in all material respects during the years ended December 31, 2014 and 2013.

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

As of December 31, 2014 and 2013, the carrying value of the rights to use airport facilities, airport concessions and improvements to concessioned assets (investments in airport concessions) classified as intangible assets are as follows:

	December 31,
	2014		2013
Projects completed and in operation:
Airport concessions	Ps.	605,643	Ps.	605,643
Rights to use airport facilities	3,356,762		3,356,761
Improvements in concessioned assets (see Note 51)	3,844,823		3,595,710
Accumulated amortization	(1,626,951)		(1,466,068)

	Ps.	6,180,277	Ps.	6,092,046

The changes in investment in concessions are as follows:

	December 31,
	2014		2013
Investment in airport concessions
Beginning balance	Ps.	7,558,114	Ps.	7,254,387
Increase	307,327		352,688
Disposals	(58,213)		(48,961)

Ending balance	7,807,228		7,558,114
Amortization of airport concessions:
Beginning balance	(1,466,068)		(1,311,398)
Increase	(160,955)		(157,225)
Disposals	72		2,555

Ending balance	(1,626,951)		(1,466,068)

Net investment in airport concessions	Ps.	6,180,277	Ps.	6,092,046

Master Development Plan– The Company is obligated to carry out maintenance, improvements to concessioned assets and acquire fixed assets according to the master development program. The master development program for 2011-2015 is Ps. 2,745,214 based on December 2009 values, and Ps. 3,275,180 based on December 2014 values, updated using the National Producer Price Index (NPPI) excluding oil, according with the concession contract. As of December 31, 2014, the remaining amount which will be invested by the Company was Ps. 658,067 and expires in 2015.

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

In 2009, the Company paid Ps. 1,159,613 to acquire land strategically located adjacent to the Monterrey airport to allow for the airport’s future growth, including the construction of a second runway, which the Company intends to complete in the future. The acquired land is classified in the Company’s financial statements for the year ended December 31, 2014 and 2013 as land owned by the Company at its acquisition value, presented as a fixed asset. The Company is negotiating the recognition of the cost of the investment made in this land with the DGAC, to enable the latter to recognize the land acquired within the framework of the future investments in the concession of the Monterrey airport as part of the master development program required for such airport, not as a fixed asset owned by the Company.

On December 4, 2012, the Monterrey airport received authorization from the DGAC to include Ps. 386,538 (amount expressed in nominal pesos of 2009) in investments as part of master development program for 2011-2015. Of the Ps. 386,538 already authorized by the DGAC as part of the investments in concession, Ps. 121,701 was authorized as an investment in the year 2013, Ps. 138,486 was authorized as an investment in concession in the year 2014, and Ps. 126,351 in 2015. An additional amount of Ps. 77,306 was authorized by the DGAC through an extraordinary review of the maximum rate in the year 2011. The Company is still negotiating with the DGAC the recognition as an investment in concession of the remainder of the cost of the land acquired for the amount of Ps. 695,769. All the amounts included in this disclosure are expressed in pesos of December 31, 2009. The current amounts, when recognized by the DGAC as part of the investment in concession, will be adjusted based on the NCPI.

The Company’s airports exclusively own the lands acquired, which are classified in the consolidated statements of financial position under the headings of property, leasehold improvements and equipment. The land will remain classified under these heading s until the negotiations with the DGAC have concluded. If the DGAC recognizes the land as part of the concession investment, it is estimated that the property will be transferred to the Mexican Government. At the time of such recognition, the Company shall derecognize the asset and recognize an inclusion of the same amount under investments in airport concessions (improvements in concessioned assets), which will be subject to amortization for the remaining period of the concession.

11.                     Composition of GACN

a.                  The following tables set forth information about the composition of GACN at the end of the reporting period:

Principal activity	Place of incorporation	Number of subsidiaries
	and operation
		December 31, 2014 and 2013

Airports	Mexico	13
Hotels	Mexico	2
Services	Mexico	8
		23

b.                            The consolidated subsidiaries are as follows:

Name of subsidiary	Ownership Percentage December 31, 2014 and 2013
Airport services:
Aeropuerto de Monterrey, S. A. de C. V.	100%
Aeropuerto de Acapulco, S. A. de C. V.	100%
Aeropuerto de Mazatlán, S. A. de C. V.	100%
Aeropuerto de Zihuatanejo, S. A. de C. V.	100%
Aeropuerto de Culiacán , S. A. de C. V.	100%
Aeropuerto de Ciudad Juárez, S. A. de C. V.	100%
Aeropuerto de Chihuahua , S. A. de C. V.	100%
Aeropuerto de Torreón , S. A. de C. V.	100%
Aeropuerto de Durango, S. A. de C. V.	100%
Aeropuerto de Tampico, S. A. de C. V.	100%
Aeropuerto de Reynosa, S. A. de C. V.	100%
Aeropuerto de Zacatecas, S. A. de C. V.	100%
Aeropuerto de San Luis Potosí, S. A. de C. V.	100%

Hotels and Services:
Operadora de Aeropuertos del Centro Norte, S. A. de C. V.	100%
Servicios Aeroportuarios del Centro Norte, S. A. de C. V.	100%
Servicios Aero Especializados del Centro Norte, S. A. de C. V.	100%
OMA Logística, S. A. de C. V.(1)	100%
Holding Consorcio Grupo Hotelero T2, S. A. de C. V.(2)	100%

(1)

In November 2012, the Company constituted OMA VYNMSA Aero Industrial Park, S.A. de C.V., whereby the Company owns 51% of the shares and in June 2013, constituted Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V., whereby the Company owns 85% of the shares.

(2)

Provides hotel services and includes its subsidiaries: Servicios Complementarios del Centro Norte, S.A. de C.V. and Servicios Corporativos Terminal 2, S.A. de C.V., with 100% of the shares, and Consorcio Grupo Hotelero T2, S.A. de C.V. with 90% of the shares.

The Company has the majority of voting power at shareholders’ meetings of the subsidiaries and has control by virtue of its contractual right to appoint the board of directors of the companies.

As of December 2014 and 2013, the Company has not made investments in shares of any structured or investment-related entity.

12.                     Trade accounts payable

Trade accounts payable consist of the following:

	December 31,
	2014		2013
Suppliers	Ps.	96,029	Ps.	88,966
Contractors	97,177		68,968
Other accounts payable	54,796		61,148
Statutory employee profit sharing	9,554		7,102
	Ps.	257,556	Ps.	226,184

13.                     Payable taxes and other accrued expenses

Taxes payable and other accrued expenses are comprised of the following:

	December 31,
	2014		2013
Accrued expenses	Ps.	146,455	Ps.	129,070
Taxes payable	81,625		53,622
Accrued interest	41,148		36,320
	Ps.	269,228	Ps.	219,012

14.                    Short-term debt

The Company’s short-term debt as of December 31, 2013 was comprised of Ps. 99,421, which corresponds to a short-term securitization certificate program amounting to Ps. 200,000 and maturing on March 19, 2015. This program consists of revolving issuances with different terms and accruing interest for each issuance. As of December 31, 2013, the discount interest rate was 3.72%. As of December 31, 2014, there were no outstanding payment balances for this short-term program.

The short-term share certificate program does not provide restrictive clauses with which the Company must comply.

As of December 31, 2014, the Company had short-term credit available with financial institutions for Ps. 1,200,000 and had the ability to issue an additional Ps. 200,000 in short-term debt certificates until March 19, 2015.

15.                     Long-term debt

Long-term debt as of December 31, 2014 and 2013 amounted to Ps. 4,742,032 and Ps. 3,013,563, respectively, and is comprised as follows:

	December 31,
	2014		2013
Debt certificates issued in the Mexican market on June 16, 2014, for Ps. 3,000,000, accruing interest at a fixed rate of 6.85%, for a 7-year term maturing on June 7, 2021. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA.	Ps.	3,000,000	Ps.	-

Debt certificates issued in the Mexican market on March 26, 2013, for Ps. 1,500,000, accruing interest at a fixed rate of 6.47%, for a 10-year term maturing on March 14, 2023. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA.	1,500,000		1,500,000

Unsecured debt certificates issued in the Mexican market on July 15, 2011 of Ps. 1,300,000, accruing interest at a variable 28-day Mexican Interbank Equilibrium (“TIIE”) rate plus 70 basis points, for a 5-year term maturing on July 8, 2016. The certificates are guaranteed by nine of the 13 airports whose sum of their EBITDA complies with a minimum guarantee of 80% of consolidated EBITDA. As of December 31, 2013 the interest rate was 4.50%. The certificates were prepaid in July 2014 with the proceeds from the issue of debt certificates issued in June 2014.	-		1,300,000

Unsecured lines of credit with Private Export Funding Corporation in 2012 for U.S. $ 20,385,000 maturing on December 21, 2021. As December 31, 2014 and 2013, outstanding amounts were U.S.$ 12,394,000 and U.S.$ 14,347,000, respectively. Baggage screening equipment is pledged to secure the loan(1). The loan accrues interest at a three-month London Interbank Offered (“LIBOR”) rate plus 1.25 percentage points, with quarterly payments of principal. As of December 31, 2014 and 2013, the interest rate was 1.49% and 1.50%, respectively.	182,622		187,436

Line of credit with UPS Capital Business Credit (supported by Ex-Im Bank) for U.S.$ 3,120,000. The amount was drawn down upon in April 11, 2014, and the line of credit terminates on January 25, 2019. As of December 31, 2014, the outstanding balance is U.S.$ 2,652,000. The line of credit is secured by firefighting equipment(1) and guaranteed by the airports described in Note 2. The loan bears interest at three -month LIBOR plus 2.65 percentage point with quarterly principal payments. As of December 31, 2014, the interest rate is 2.88%.	39,082		-

Unsecured line of credit with UPS Capital Business Credit (supported by Ex-Im Bank) of U.S.$ 4,463,000, and the line of credit terminates on August 1, 2017. As of December 31, 2014 and 2013, the balance is U.S.$. 1,380,000 and U.S.$ 2,000,000, respectively. Baggage screening equipment is pledged to secure the loan(2). The loan bears interest at a three-month LIBOR rate plus 0.95 percentage points, with quarterly payments of principal and maturing on August 1, 2017. As of December 31, 2014 and 2013, the interest rate was 1.18% and 1.19%, respectively.	20,328		26,127
Total long-term debt	4,742,032		3,013,563
Less:
Financing commissions and issuance costs, net	(17,631)		(9,449)
	4,724,401		3,004,114

Current portion	(47,076)		(33,588)

Long-term debt	Ps.	4,677,325	Ps.	2,970,526

(1)          Carrying values are Ps. 71,081 and Ps. 71,773 as of December 31, 2014 and 2013, respectively, recorded as improvements to concessioned assets. The Company is not authorized to use these as collateral or sell them.

(2)          Carrying value amounts to Ps. 319,662 and Ps. 328,577 as of December 31, 2014 and 2013, respectively, and is recorded in improvements to concessioned assets (Note 10). The Company is not authorized to grant such equipment as collateral in other loans or sell them to another entity

Maturity of long-term debt as of December 31, 2014, is disclosed in Note 21.

Outstanding long-term loans include certain restrictive clauses such as, but not limited to, limiting bank loans to subsidiaries, pledge provision, tax payment obligations, disposal of fixed assets and other noncurrent assets, as well as the obligation to maintain certain financial ratios. For the years ended December 31, 2014 and 2013, these restrictions were met.

16.                     Major maintenance provision

The Company has the obligation to perform major maintenance activities in its airports. The provision is recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation, at the date of the accompanying consolidated financial statements at a discount rate of 6.85% and 6.47% as December 31, 2014 and 2013, respectively.

This provision is recognized in accordance with IAS 37 and IFRIC 12. A portion is recorded as short-term and the remainder as long-term depending on the period in which the Company expects to perform the major maintenance activities.

As of December 31, 2014 and 2013, the composition and changes of the Company’s major maintenance provision was as follows:

	December 31,				Provisions		December 31, 2014
	2013		Additions		used		Short-term		Long-term

Major maintenance of concessioned assets	Ps.	628,606	Ps.	183,863(1)	Ps.	(219,680)	Ps.	184,709	Ps.	408,080

	December 31,				Provisions		December 31, 2013
	2012		Additions		used		Short-term		Long-term

Major maintenance of concessioned assets	Ps.	563,306	Ps.	294,149(1)	Ps.	(228,849)	Ps.	271,344	Ps.	357,262

	December 31,				Provisions		December 31, 2012
	2011		Additions		used		Short-term		Long-term

Major maintenance of concessioned assets	Ps.	601,068	Ps.	164,208	Ps.	(201,970)	Ps.	145,577	Ps.	417,729

(1)          Includes Ps. 3,931 and Ps. 30,982 recognized as interest expense in the consolidated statement of income and other comprehensive income, for the accumulated effect of the present value estimation as of December 31, 2014 and 2013, respectively.

17.                     Labor obligations

a.            Defined contribution plan

The Company offers defined contribution plans for all employees who qualify. The plan assets are kept separate from the Company’s assets in funds kept in a trust under the control of trustees. If the employee leaves the plan before fully vesting, the amount payable by the Company will be reduced by the amount of lost contributions.

The total expense recognized in the consolidated statement of income is Ps. 1,806, Ps, 2.452 and Ps. 1,876 in 2014, 2013 and 2012, respectively, and represents the contributions payable by the Company to these plans based on the specific rates in the plan. A total of Ps. 1,271 and Ps. 901 in 2014 and 2013, respectively, has not been paid to the trust. As of December 31, 2012, there were no pending contributions.

b.            Defined benefit plan

The liability for employees, which derives from the pension plan, seniority premiums and payments at the end of employment to employees upon retirement, are determined based on actuarial computations made by external actuaries, using the projected unit credit method. Seniority premiums consist of a single payment equal to 12 days’ salary for each year of service based on the employee’s most recent salary, but without exceeding twice the current minimum wage established by law.

During 2012, the pension plan was modified, establishing an early retirement from age 60 for all employees with a least 10 years of service with the Company.

The Mexican plans normally, expose the Company to actuarial risks such as: interest rate risk, longevity risk and salary risk.

Investment risk

The present value of plan obligations defined benefit is calculated using a discount rate that is determined based on the yields of long-term government bonds. To select the discount rate a bond yield rate that is similar to the duration of the obligations of labor liabilities of the Company is considered. This rate is obtained from a company dedicated to providing current pricing for the valuation of financial instruments prices, as well as comprehensive calculation, reporting, analysis and risks associated with these prices and is regulated by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). The determination of the appropriate rate takes into account the average days over which benefits will be payable, as opposed to the maturity of the bonds, which means that the discount rate will depend on the expectations of benefits under the plan.

Interest risk	A decrease in the interest rate of the bonds may increase the liabilities of the plan.
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

There are no further retirement benefit plans for the qualifying employees.

The most recent actuarial calculation of the defined benefit obligation were carried out as of December 31, 2014 by actuaries certified by the National School of Actuaries (Colegio Nacional de Actuarios de México). The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	Year ended December 31,
	2014	2013	2012

Discount rate (Note 5a.)	7.00%	7.50%	6.50%
Expected rate of salary increase	4.50%	5.5%	5.5%
Average longevity at retirement age for current pensioners (years)	12	15	14
Inflation	3.50%	4.0%	4.0%

The amounts recognized in the statement of income and other comprehensive income in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2014		2013		2012
Service cost:
Current service cost	Ps.	7,379	Ps.	6,575	Ps.	5,310
Net interest expense	5,342		4,338		3,891

Components of defined benefit costs recognized in profit or loss	12,721		10,913		9,201

Remeasurement on the net defined benefit liability:
Actuarial gains and losses arising from changes in financial assumptions	(1,586)		(3,986)		11,313
Actuarial gains and losses arising from experience adjustments	1,149		6,837		-

Components of defined benefit costs recognized in other comprehensive income	(437)		2,851		11,313
Total	Ps.	12,284	Ps.	13,764	Ps.	20,514

The current service cost and the net interest expense for 2014, 2013 and 2012 are included in the employee benefits expense in the statement of income and in other comprehensive income.

The remeasurement of the net defined benefit liability is included in other comprehensive income.

The amount included in the consolidated statement of financial position arising from the Company’s obligation in respect of its defined benefit plans is as follows:

	December 31,
	2014		2013
Present value of defined benefit obligation	Ps.	94,313	Ps.	82,497

Movements in the present value of the defined benefit obligation in the current year are as follows:

	December 31,
	2014		2013

Present value of defined benefit obligation as of January 1	Ps.	82,497	Ps.	70,321
Current service cost	7,379		6,575
Interest cost	5,342		4,338
Remeasurement (gains)/losses:
Transfers of employees	-		(106)
Actuarial gains and losses arising from changes in financial assumptions	(1,586)		(3,985)
Actuarial gains and losses arising from experience adjustments	1,149		6,837
Benefits paid	(468)		(1,483)

Present value of defined benefit obligation as of December 31	Ps.	94,313	Ps.	82,497

Significant actuarial assumptions for the determination of the defined obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

•                  If the discount rate is 25 basis points higher (lower), the defined benefit obligation would decrease to Ps. 92,254 (increase to Ps. 96,431).

•                  If the expected salary growth increases (decreases) by 25 basis points, the defined benefit obligation would increase to Ps.96,140 (decrease to Ps. 92,546).

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

The average duration of the benefit obligation as of December 31, 2014 is 11 years (2013: 12 years).

18.                     Leases

Operating leases

Leases correspond principally to leases entered into by the Company, which are based on the following:

a.          As lessee

Cost and expenses of operating leases:

•            In October 2008, the Company acquired the shares of Consorcio Grupo Hotelero T2, S.A. de C.V. As a result of this acquisition, the Company assumed the commitments established in the lease agreement signed with the Mexico City airport for a period of 20 years, to construct, prepare and operate a hotel, and manage commercial areas at Terminal 2 of the Mexico City International Airport, establishing a minimum guaranteed income (“MGI”) of Ps. 18,453 annually as rent, plus a royalty of the 18% of the hotel’s revenue. The MGI will be adjusted on an annual basis using the NCPI.

•            The Company entered into a lease agreement with HSBC, S.A. Multiple Banking Institution, Grupo Financiero HSBC, Trust Division for floor space at its corporate headquarters for a lease term of 66 months, starting from October 1, 2011. A monthly minimum rent of Ps. 474 was established. The rent will be adjusted annually based on the NCPI with a 3% minimum increase.

Payments recognized as cost and expense:

	Year ended December 31,
	2014		2013		2012

Costs and leasing expenses	Ps.	42,979	Ps.	39,343	Ps.	33,274

Operating leases commitments:

	December 31
Duration	2014		2013

Less than one year	Ps.	32,353	Ps.	32,333
Greater than 1 year and less than 5 years	111,359		88,635
Greater than 5 years	239,668		246,530

Total	Ps.	383,380	Ps.	367,498

b.        As lessor

Revenues from operating leases

Mainly related to leases entered into by the Company, which are based on monthly rental payments that generally increase each year based on the NCPI, and/or the greater of a guaranteed minimum monthly rent plus a percentage of monthly income of the tenant. As of December 31, 2014 and 2013, the committed future rents are as follows:

	December 31,
Duration	2014		2013

Less than one year	Ps.	323,335	Ps.	345,808
Greater than 1 year and less than 5 years	469,142		367,443
Greater than 5 years	150,433		129,624

Total	Ps.	942,910	Ps.	842,875

Minimum lease payments in the table above do not include contingent rentals, such as increases by NCPI or increases by a percentage of the monthly income of the lessee. Contingent rental income recorded for the years ended December 31, 2014, 2013 and 2012 were Ps. 80,058, Ps. 73,823 and Ps. 72,258, respectively.

Revenues from operating leases are disclosed in Note 27.

19.                     Income tax

The Company was subject to ISR as of December 31, 2014, and IETU through December 31, 2013.

2014 Tax Reform

ISR – The rate was 30% for the years 2014, 2013 and 2012, and according to the new 2014 ISR Law (Law 2014), will remain 30% for 2015 and the years thereafter.

In December 2013, Congress approved the Mexican Tax Reform (the “2014 Tax Reform”) which, among other things, eliminated IETU. As a result of the elimination of IETU, the Company eliminated any existing deferred IETU upon the enactment date of the 2014 Tax Reform.

The Company began to consolidate its tax result as of fiscal year 2003, as established in the Mexican Income Tax Law in effect in that year, within the tax results of Empresas ICA.

In July 2013, Empresas ICA carried out a public offering to small investors through Aeroinvest to sell part of its shareholding in GACN. Under the assumptions established in the Mexican Income Tax Law in effect in 2013, such transaction represented the reduction of its shareholding in GACN. Consequently, Empresas ICA had to remove GACN from its tax consolidation regime.

IETU – In 2014, the IETU was repealed. Accordingly, the Company is subject to ISR, and recognized current IETU through December 31, 2013. This tax was generated based on cash flows from income less authorized deductions and certain tax credits each year. The rate was 17.5%. Due to the elimination of the tax, the Company canceled the Ps. 336,071 balance of deferred IETU in its results of operations and its financial position for the year ended December 31, 2013.

Through December 31, 2013, the income tax rate imposed was the greater of the income tax rate and the flat tax rate.

In 2008, the Asset Tax Law was repealed, however, under certain circumstances, the IMPAC paid during the ten years prior to the year in which ISR is paid may be recovered, according to the terms of the law.

a.                            Income tax are as follows:

	Year ended December 31,
	2014		2013		2012

Current ISR	Ps.	298,968	Ps.	267,928	Ps.	245,885
Current IETU	-		460		5,553
IMPAC	-		(67,193)		-
Deferred ISR	(66,623)		(336,071)		36,734

Income tax (benefit) expense	Ps.	232,345	Ps.	(134,876)	Ps.	288,172

b.                    As of December 31, 2014 and 2013, the principal items comprising the balance of the deferred ISR asset and liability were:

	Year ended December 31,
	2014		2013
Liabilities:
Provisions, allowances and labor obligations	Ps.	81,098	Ps.	79,543
Investments in airport concessions, property, leasehold improvements and equipment, net	(395,956)		(420,873)
Tax loss carryforwards	57,727		70,704
Recoverable tax on assets	67,193		67,193

Total liabilities	Ps.	(189,938)	Ps.	(203,433)

Assets:
Provisions, allowances and labor obligations	Ps.	203,063	Ps.	207,391
Investments in airport concessions, property, leasehold improvements and equipment, net	(361,906)		(372,270)
Tax loss carryforwards(1)	663,211		616,250

Total assets	Ps.	504,368	Ps.	451,371
Net deferred ISR asset (liability)	Ps.	314,430	Ps.	247,938

(1)          As of December 31, 2014 and 2013, the Company recognized a deferred tax asset of Ps. 720,938 and Ps. 686,954, respectively, corresponding to the tax losses generated by its subsidiaries. During 2014, the Company decided to recognize Ps. 75,377 of deferred tax asset previously unrecognized, due to changes in the estimation of the probability of recovery of tax losses of two of its airports. The change was driven largely by increases in passenger traffic and, therefore, the increase in future taxable profits tax. All subsidiaries of the Company expect to benefit from losses in future years based on projections of taxable income and various trading strategies with favorable tax consequences.

c.                             The changes in deferred tax during the year are as follows:

	December 31
	2014		2013

Beginning balance of deferred tax liability	Ps.	247,938	Ps.	(156,169)
Deferred ISR in results	66,623		336,071
Recoverable tax on assets			67,193
Income tax effects recognized in other comprehensive income	(131)		843
Ending balance of deferred tax asset, net	Ps.	314,430	Ps.	247,938

d.       The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

	Year ended December 31,
	2014	2013	2012

Statutory rate	30.00%	30.00%	30.00%
Add (deduct) effects of permanent differences, primarily, non-deductible expenses and inflationary effects for financial and tax purposes.	(4.25)	(8.50)	(4.28)
Effects of the 2014 fiscal reform, including changes in tax rates and elimination of IETU	-	(31.60)	-
Change in estimate of recoverable IMPAC	-	(6.30)	-
Change in unrecognized deferred income tax on assets	(5.99)	2.70	5.03
Others	(1.31)	1.10	(4.72)

Effective rate	18.45%	(12.60)%	26.03%

e.        Each airport concession has received approval from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) to carry forward their tax losses up to the earlier of the date of which such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession. The base years and amounts as of December 31, 2014 are as follows:

Year of		Tax loss
origin		carryforwards
2000	Ps.	49,556
2001		311,668
2002		482,550
2003		593,717
2004		521,803
2005		61,980
2006		90,145
2007		88,698
2008		43,989
2009		4,508
2010		-
2011		45,796
2012		57,972
2013		36,001
2014	5,742

	Ps.	2,394,125

f.     In addition to the tax loss carryforwards of the concessionaires aforementioned, the Company has tax losses of other subsidiaries other than its concessionaires in the amount of Ps. 9,007, the duration of which is 10 years under the Income Tax Law, and the maturity date of which is between 2017 and 2024.

g.              In 2014, the Company amortized tax loss carryforwards in the amount of Ps. 244,081.

h.    The Company recognized a deferred tax asset for IMPAC paid in the amount of Ps. 67,193 in 2013, which may be recoverable subject to certain conditions.

i.                 The benefits of paid and unrecognized IMPAC as deferred income may be recovered subject to certain conditions. Expiration dates at December 31, 2014 are:

Maturity	Recoverable
	IMPAC

2015	Ps.	28,889
2016	21,274
2017	18,274

	Ps.	68,437

j.               The balances of shareholders’ equity tax accounts as of December 31, 2014 and 2013 were:

	December 31,
	2014		2013

Contributed capital account	Ps.	4,777,082	Ps.	5,763,501
Net consolidated tax profit account	844,321		388,140

Total	Ps.	5,621,403	Ps.	6,151,641

k.              Dividends paid from profits generated from January 1, 2014 to individuals residing in Mexico and residents abroad may be subject to additional income taxes of up to 10%, which shall be retained by the Company.

20.                    Contingencies and commitments

Commitment

Guarantor. In 2014 and 2013, GACN issued long-term securitization certificates for the amount of Ps. 3,000,000 and Ps. 1,500,000 for seven and 10 years, respectively, under the securitization certificate program discussed in Note 15. The Company and nine of its airports are guarantors of the certificates and must provide a minimum guarantee equal to 80% of EBITDA.

Contingencies

a.        Real estate property tax. These cases involve lawsuits and/or proceedings filed against the Company’s airports for unpaid taxes. The Company filed proceedings for annulment with certain Tax Courts against these payment requests, all of which are currently awaiting rulings.

As of the date of the consolidated financial statements, these contingencies remain due to the fact that the lawsuits are ongoing and pending a ruling based on the merits of the case. The Ministry of Communications and Transportation has appeared in court in relation to these lawsuits. However, if the Company receives an unfavorable ruling, the Company believes the economic effects will be assumed by the Mexican Federal Government, except in the case of Zihuatanejo airport. The Company has not recorded any provision for these lawsuits as it expects to receive a favorable ruling.

As of December 31, 2014, the Company’s subsidiaries are involved in the following lawsuits, all of which are awaiting rulings:

1.  Reynosa Airport

In February 2011, the Company filed an administrative appeal before the Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Tamaulipas) against the request by the municipality of Reynosa for the payment of Ps. 117,654; the request does not specify the period for which this amount is outstanding. The appeal is still pending.

The municipality of Reynosa once again requested tax payments in November 2011 and August 2012 of Ps. 127,312 and Ps. 1,119, respectively. The Company filed administrative appeals against these requests, which are still pending.

In March 2014, the municipality of Reynosa requested that the Company settle allegedly unpaid real estate property taxes and attempted to collect these amounts through different writs of execution associated with request number 1334096 for the amount of Ps. 1,361, dated March 7, 2014. Notification of this request was given on March 20, 2014.

2.  Culiacán Airport

In September 2014, the municipality of Culiacán requested that the Company settle allegedly unpaid real estate property taxes amounting to Ps. 10,917 and attempted to collect this amount through a writ of execution.

The Company filed an administrative appeal before the Administrative Court (Tribunal de lo Contensioso y Administrativo del Estado de Sinaloa) against this payment request, which is still pending.

3.  San Luis Potosí Airport

In December 2014, the municipality of San Luis Potosí requested that the airport settle allegedly unpaid real estate property taxes amounting to Ps. 10,094 and attempted to collect this amount through a writ of execution.

4.  Zihuatanejo Airport

In October 2012, the Treasury Department of the municipality of Zihuatanejo requested that the airport pay Ps. 2,178 in outstanding real estate property taxes, fines and law-enforcement expenses for the periods from the second bimonthly period through the sixth bimonthly period of 2004 and the first bimonthly period through the sixth bimonthly period of 2005.

The Company filed an administrative appeal against this payment request before the Administrative Court (Tribunal de lo Contensioso y Administrativo del Estado de Guerrero).  In October 2012, the Municipal Finance Coordination Office of the municipality of Zihuatanejo once again determined and requested that the airport pay Ps. 2,855 in outstanding real estate property taxes, fines and law-enforcement expenses for the periods from the first bimonthly period of 2007 through the fifth bimonthly period of 2012, together with a fine for its alleged failure to pay real estate property taxes amounting to Ps. 865 for the first bimonthly period of 2007 through the fifth bimonthly period of 2012, together with Ps. 57 for law-enforcement expenses.  The Company filed a new administrative appeal with the Administrative Court against this payment request.

On April 10, 2015, a judgment was declared in the airport’s favor, but the municipality of Zihuatanejo may appeal this judgment.

b.                            Constitutional claim lawsuits involving the requirement to obtain municipal licenses:

1.  Reynosa Airport

In October 2014, the municipality of Reynosa issued an inspection order and imposed a suspension of the sales of alcoholic beverages in commercial premises located at the airport as it had not obtained a state license for the sale of alcoholic beverages.

The airport filed a constitutional claim lawsuit against these acts to challenge the closure and unconstitutionality of municipal regulations and the applied state law. The lawsuit was rejected because the District Judge considered that the concessionaire had little basis for filing a constitutional claim lawsuit. Consequently, this ruling was challenged by filing an appeal, which is currently awaiting a ruling. The airport also filed a constitutional claim lawsuit against these closure acts to support the affected leaseholder; this proceeding was accepted, although the constitutional hearing has yet to be scheduled.

As these municipal license requirements do not include economic requirements, the legal risk and impact for the Company are valued in all such legal proceedings. Consequently, the Company has not recorded a provision for these lawsuits because legal precedents involving favorable rulings in this regard also exist.

2.Monterrey Airport

On November 19, 2013, the municipality of Apodaca issued an inspection order and closed commercial premises located at Monterrey airport (strip mall, gas station and industrial park) because municipal licenses had not been obtained for land use and/or construction and/or building.

The airport filed a constitutional claim lawsuit before the District Court against the closure and unconstitutionality of the applied municipal regulations. The lawsuit was received and a provisional suspension granted to allow the municipal authority to remove the closure notices and permit continued commercial operations.

Even though the municipality invalidated the closure actions on the basis that they had discovered a series of flaws in the actions, and the official notices ordering such closure, it is not barred from enforcing them again. If there is a new official request from the municipality, the lawsuit filed will be expanded and the issue of unconstitutionality will be considered in the lawsuit under way.

In October 2014, District Court issued in the airport’s favor and ordered the municipal authority to annul the challenged acts. The municipal authority filed a motion for review against this ruling before the Mexican Supreme Court, which is currently under review and awaiting a ruling.

On February 4, 2015, the Apodaca municipality filed an appeal (recurso de revisión) with the Federal District Circuit Court to exercise its competence to hear and determine the appeal against the October 14, 2014 judgment of the District Court.  On March 6, 2015, the First Chamber of the Mexican Supreme Court decided to consider exercising its competence to hear the appeal.

In relation to this lawsuit, in February 2014, the municipality of Apodaca filed a constitutional controversy claim against the Mexican Federal Government based on its authorization of construction works, including the hotel located at Terminal B of the Monterrey airport, which is covered by the writ of injunctive relief. The Mexican Supreme Court agreed to hear the controversy, but denied the request by the municipality of Apodaca to suspend construction activities and operations (such as those relating to the industrial park and hotel). The municipality of Apodaca challenged the interlocutory judgment, but received an unfavorable ruling that denied the petition to suspend the work underway at the airport. On May 20, 2014, a hearing was held to submit evidence and present arguments.

The airport filed a report requested by the Mexican Supreme Court, together with the underlying writ of injunctive relief filed in 2007 (relating to the closure of Terminal B), as well as the resulting favorable ruling relating to the 2007 writ, as they are related to this issue.

On February 18, 2015, the constitutional controversy claim was decided against the Apodaca municipality.  The judgment determined that the constitutional controversy claim was unfounded and declared the federal government’s authorizations to be valid.

c.                             Land ownership conflict

1.  Reynosa Airport

The Company filed an action for annulment against the DGAC and the Department of Communications and Transportation with the Tax Court of Tamaulipas in relation to the administrative ruling containing a constructive disapproval regarding the application filed by the plaintiff with the Ministry of Communications and Transportation for the return of land of 200,000 hectares (772 square miles). The plaintiff claims that this land is situated within Reynosa airport. This lawsuit’s file number is 13226/13-17-07-04. The Reynosa airport has been called to court as an interested third party.

The principal claim focuses on: i) the annulment of the administrative act that deprived the plaintiff of its ownership of the real property; ii) the restitution of the ownership rights of which it was deprived due to an irregular administrative act; iii) the immediate return of its ownership of the real property; and iv) the payment of damages. These claims are based on the argument submitted by the plaintiff to the effect that the disputed land is not subject to an expropriation decree.

The submission of expert evidence by the plaintiff is currently pending.

Given that the Mexican Federal Government is the principal defendant in this case, if an unfavorable ruling is issued, the Company believes it will be liable for the payment of the resulting economic effects detailed in the concession title. The Company has not recorded a provision for this lawsuit because it does not consider the issuance of an unfavorable ruling to be probable.

2.  Ciudad Juárez Airport

A lawsuit against the airport of Ciudad Juárez, filed on November 15, 1995, seeking damages for a plot (240 hectares or 0.93 square miles) where the airport is located, based on the argument that this land was incorrectly transferred to the Mexican Government. Plaintiff seeks payment of U.S.$120,000,000 because the land cannot be recovered due to its use as the site for an airport.

The Company has challenged the plaintiff’s claims by arguing the legitimacy of its possession based on the concession title granted by the Ministry of Communications and Transportation.

Furthermore, the Ministry of Communications and Transportation was called to appear in court to defend the interests of the Mexican Federal Government. As a result of the appearance by the Ministry of Communications and Transportation in 2011, it was determined that the lawsuit could be heard at the federal level. However, after the Federal Court denied that it was competent to hear the lawsuit, a conflict arose which has been resolved by the Circuit Court of Appeals, through a ruling issued on January 13, 2013 that the judge who must hear the lawsuit is at the state or local level, rather than federal. The lawsuit is still under way at this time.

As of the date of the financial statements the contingency remains in effect due to the continuing lawsuit because no final ruling has been issued to resolve such proceeding, and the Ministry of Communications and Transportation has already been called to appear in court. If the ruling goes against the Company, it believes that the economic effects of the lawsuit will be the obligation of the Mexican Federal Government, as established in the Concession Title and given that the title of the land is held with the Mexican Government and not with the Ciudad Juarez airport, for which reason the Company has not recorded any provision in this regard.

d.                            Other proceedings

1.  Acapulco Airport

In December 2011, the Local Tax Audit Administration of the Tax Administration Service of Acapulco conducted an audit of the Acapulco airport, after which it issued a new ruling and assessed an unpaid tax liability Ps. 27,876 for the year 2006, as the base taxable profit for the distribution of profits and the application of 10% of the amount for profit-sharing. A motion for reconsideration was filed against this ruling, which confirmed the challenged ruling and assessed a new unpaid tax liability for ISR and additional government charges of Ps. 15,946, as well as profit-sharing of Ps. 2,787. The Company filed an action for annulment against this latest ruling with the Federal Tax Court, which issued a favorable ruling to the concessionaire.

In compliance with the ruling issued by the Regional Court of the Pacific Zone, the Tax Administration Service once again issued the tax liability of Ps. 9,848, the notification of which was received on December 9, 2014. This tax liability was issued for 2006 income taxes, surcharges, fines and restatements. The tax authority also determined additional payable employee statutory profit-sharing amounts of Ps. 2,015, in conformity with the ruling issued on June 17, 2014 by the Regional Court of the Pacific Zone and the Federal Tax Court when ruling on the action for annulment. This tax liability will once again be challenged.

As a new challenge is currently being prepared, the Company is unable to anticipate the possible outcome. However, a favorable ruling was already issued in this regard by the Federal Tax Court.

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

b.                  Categories of financial instruments and risk management policies

The principal categories of financial instruments are:

		December 31,
		2014		2013
Financial assets	Risk classification
Cash and cash equivalents	Credit and interest rate	Ps.	2,808,149	Ps.	1,534,006
Receivables	Credit and exchange rate	319,890		304,769

		December 31,
	Risk classification	2014		2013
Financial liabilities
Short-term debt	Interest rate, exchange rate and liquidity	Ps.	-	Ps.	99,421
Long-term debt	Interest rate, exchange rate and liquidity	4,724,401		3,004,114
Trade accounts payable (1)	Liquidity	248,002		219,082
Accrued expenses (2)	Liquidity	187,603		165,390
Accounts payable to related parties	Liquidity	72,111		107,440

(1)  Does not include the payments of employee statutory profit-sharing amounts, which were Ps. 9,554 and Ps. 7,102 as of December 31, 2014 and 2013, respectively.

(2)  Does not include taxes payable, which amounted to Ps. 81,625 and Ps. 53,622 as of December 31, 2014 and 2013, respectively.

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

The risk is also managed by the Company through maintaining an appropriate combination of fixed rate loans and variable rate loans. As of December 31, 2014, the Company had an approximate Ps. 4,742,032 in outstanding debt, of which 94.9% has a fixed interest rate and 5.1% a variable interest rate. As of December 31, 2013, the Company had an approximate Ps. 3,013,563 in outstanding debt, of which 49.8% has a fixed interest rate and 50.2%, a variable interest rate.

The contracted credit lines have interest payments at a variable rate, which exposes the Company to interest rate risk as a result of fluctuations in market interest rates. The risk exposure is mainly caused by the variations that could occur in the 28-day TIIE rate and the three -month LIBOR rate.

The Company manages this risk monitoring constantly the changes of such interest rates. In recent years, the 28-day TIIE and three -month LIBOR have decreased. The 28-day TIIE was at its historical low in September 27, 2014 (3.274%) while the three -month LIBOR was at its historic low in May 1, 2014 (0.2229%). Therefore, the Company has not entered into hedging instruments to hedge the risk of a rise in such interest rates. In the future, if the behavior of the referenced rates established in its debt instruments changes and trends upwards, the Company may decide to enter into hedging instruments.

Sensitivity analysis for interest rates – The following sensitivity analysis is based on the assumption of an unfavorable movement of basis points in interest rates, in the indicated amounts applicable to each category of floating rate financial liabilities. The Company determines its sensitivity by applying the hypothetical interest rate (reference rate increased at the rate specified plus surcharge) for each category of financial liabilities accruing interest at a variable rate.

As of December 31, 2014 and 2013, the Company maintained long-term debt, including the current portion, which accrue interest at a variable rate of Ps. 242,032 and Ps. 1,513,563, respectively (see Notes 14 and 15, which disclose the outstanding balances and interest rates of the Company’s financial instruments). A hypothetical, instantaneous and unfavorable 10% change in the interest rate TIIE 28-day and three-month LIBOR applicable to the outstanding debt with floating rates would have resulted in an additional financing expense of approximately Ps. 3,220, Ps. 14,384 and Ps. 9,518 for 2014, 2013 and 2012, respectively. The increase was calculated for U.S. dollar debt based on the year-end exchange rate of each year (Ps. 14,7348, Ps. 13,0652 and Ps. 12,8609 for 2014, 2013 and 2012, respectively).

Exchange risk management – The Company performs transactions denominated in foreign currency; consequently, it is exposed to exchange rate risks, which are managed within the parameters of established and approved policies. The main risk related to the exchange rate involves changes in the value of the Mexican peso against the U.S. dollar.

A severe devaluation or appreciation of the Mexican peso could also result in an interruption in the international currency markets and could limit the ability to transfer or convert pesos to U.S. dollars and other currencies in order to make timely payments of interest and principal on the related obligations expressed in U.S. dollars or in other currencies. While the Mexican Government does not currently restrict, and since 1982 has not restricted, the right or ability of individuals or corporations Mexican or foreign to convert pesos into U.S. dollars or other currencies persons and to transfer out of Mexico, the Mexican Government could institute restrictive exchange control policies in the future. There can be no assurance that the Bank of Mexico will maintain its current policy on weight. The fluctuation of the currency may have an adverse effect on the financial position of the Company, results of operations and cash flows in future periods.

Historically, a significant portion of the revenues generated by the Company’s airports (mainly derived from TUA charged to international passengers) are denominated in U.S. dollars or linked to U.S. dollars, although such revenues are collected in pesos based on the average exchange rate of the previous month. Of consolidated revenues (excluding construction services revenues) of the Company,

13.3%, 13.46% and 14.04% were from TUA of international passengers in 2014, 2013 and 2012, respectively. Substantially all other revenues of the Company are denominated in pesos. Based on an appreciation of 10% of the peso against the U.S. dollar, the Company believes that its revenues would have decreased by Ps. 45,524, Ps. 41.282 and Ps. 39,595 in 2014, 2013 and 2012, respectively.

An appreciation of the Mexican peso against the U.S. dollar would reduce the U.S. dollar-denominated revenues and the Company’s obligations under U.S. dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Company’s U.S. dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

For the year ended December 31, 2014, the peso had depreciated against the U.S. dollar by 13%, relative to the exchange rates prevailing at the end of 2013.

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

As of December 31, 2014 and 2013, a hypothetical, instantaneous and unfavorable change of 10% in the exchange rate of the peso against the U.S. dollar, applicable in the Company’s liability positions net of U.S.$ 15,362 and U.S.$ 18,605 would have resulted in an exchange loss estimated of approximately Ps. 22,636 and Ps. 24,308, as of December 31, 2014 and 2013, respectively.

The carrying values of monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are as follows (amounts in thousands):

	Liabilities				Assets
	December 31,				December 31,
Currency	2014		2013		2014		2013
U.S. dollars	U.S.$	(19,272)	U.S.$	(22,709)	U.S.$	3,909	U.S.$	4,104

The transactions in thousands of U.S. dollars for the years ended, December 31, 2014 and 2013, are as follows:

	Year ended December 31,
	2014		2013

Technical assistance	U.S.$	5,596	U.S.$	5,101
Insurance	2,179		2,199
Purchase of machinery and maintenance	13,087		5,398
Software	1,200		-
Professional services, fees and subscriptions	1,183		2,614
Others	3,844		3,503

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	FIX
	December 31,				December 31, 2012
	2014		2013		Purchase		Sale
U.S. dollar exchange rate
Interbank	Ps.	14.7348	Ps.	13.0652	Ps.	12.8409	Ps.	12.8609

As of April 27, 2015, the date of the financial statements, the FIX Interbank exchange rate was Ps. 15.33213.

d.                            Credit Risk

Credit risk management – Credit risk refers to the risk whereby one of the parties defaults on its contractual obligations, thereby generating a financial loss for the Company. The objective of this risk management is to reduce its impact by reviewing the solvency of the Company’s potential customers.

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

The Company adopted a policy to only carry out transactions with solvent parties and obtain sufficient collateral where appropriate as a means of mitigating the risk of financial loss due to possible default. The Company trades only with entities that have the best possible risk rating. The credit exposure is reviewed and approved by senior management committees of the Company. The credit risk on cash and cash equivalents is limited because the counterparties are banks with high credit ratings assigned by credit rating agencies. Financial instruments that potentially expose the Company to credit risk consist mainly of accounts receivable.

The customers balance is primarily comprised of TUA collected by airlines for each passenger traveling using air terminals and subsequently delivered to the Company. The Company has established three credit options: 30, 45 and 60 days. These days are granted depending on the guarantee that the customer can provide. In case of default, customers will be subject to penalty interests and/or a legal collection process. For both credit customers and cash customers, there are established guarantees, which may include the following: trust, deposit, letter of credit, liquid credit, mortgage and collateral.

As of December 31, 2014 and 2013, the Company had Ps. 184,579 and Ps. 185,152 as an allowance for doubtful accounts, principally related with accounts receivables from the bankruptcy filing of Grupo Mexicana de Aviación for Ps. 145,845. The failure of not recovering the money from this type of claim would not have a material adverse impact on the liquidity and financial condition of the Company.

e.                   Liquidity risk

Management of liquidity risk – This risk is generated by temporary differences between the funding required by the Company to fulfill business investment commitments, debt maturities, current asset requirements, etc., and the origin of funds generated by the regular activities of the Company and different types of bank financing. Also, different economic or industry factors, such as financial crises or suspension of operations of any airline could affect the cash flow of the Company. The objective of the Company in the management of this risk is to maintain a balance between the flexibility, period and conditions of credit facilities contracted to manage short, medium and long-term funding requirements. In this regard, the Company’s use of project financing and debt with limited resources described in Notes 14 and 15 and the short-term financing for working capital of current assets are significant. The Executive Committee of the Company is ultimately responsible for liquidity management. This Committee has established an appropriate framework for liquidity management guidelines. The Company manages its liquidity risk by maintaining reserves, adequate financial facilities and adequate loans, while constantly monitoring projected and actual cash flows and reconciling the maturity profiles of financial assets and liabilities. Additionally, as mentioned in Note 14, the Company has available credit lines for working capital.

The following table shows the remaining contractual maturities of the Company’s financial liabilities with agreed repayment periods. This table has been prepared based on the projected non-discounted cash flows of financial liabilities at the date on which the Company will make payments. The table includes projected interest cash flows and capital repayments of financial debt included in the consolidated statement of financial position. To the extent that interest is accrued at variable rates, the non-discounted amount is derived from interest rate curves at the end of the reporting period. Contractual maturity is based on the earliest date when the Company must make the respective payment.

As of December 31, 2014	2015		2016-2018		2019-2021		2022 onward		Total

Long-term debt	Ps.	47,105	Ps.	125,092	Ps.	3,069,835	Ps.	1,500,000	Ps.	4,742,032
Interest(1)	311,448		934,845		806,183		118,078		2,170,554
Trade accounts payable	248,002		-		-		-		248,002
Accrued expenses	187,603		-		-		-		187,603
Accounts payable with related parties		72,111	-		-		-		72,111

Total	Ps.	866,269	Ps.	1,059,937	Ps.	3,876,018	Ps.	1,618,078	Ps.	7,420,302

As of December 31,2013	2014		2015-2017		2018-2020		2021 onwards		Total
Short-term debt	Ps.	99,421	Ps.	-	Ps.	-	-		Ps.	99,421
Long-term debt	33,588		1,394,560		76,536		1,508,879		3,013,563
Interest(1)	163,291		424,250		302,970		216,603		1,107,114
Trade accounts payable	219,082		-		-		-		219,082
Accrued expenses	165,390		-		-		-		165,390
Accounts payable with related parties	107,440		-		-		-		107,440

Total	Ps.	788,212	Ps.	1,818,810	Ps.	379,506	Ps.	1,725,482	Ps.	4,712,010

(1)          The projected interest is determined based on TIIE and LIBOR and assuming an exchange rate of Ps. 14.7348 and Ps. 13.0652 (as of December 31, 2014 and 2013, respectively) per U.S.$ 1.00.

The amounts forming part of the debt contracted with credit institutions include fixed and variable rate instruments. Variable-rate financial liabilities are subject to change when variable interest rates differ from the estimated interest rates determined at the end of the reporting period.

The Company expects to meet its obligations under its liabilities with its operational cash flows and resources received from the maturity of its financial assets. Additionally, the Company has access to lines of credit with certain financial institutions

f.                              Financial Instruments at fair value

This note provides information about how the Company determines fair values of various financial assets and financial liabilities.

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values

	December 31, 2014				December 31, 2013
Financial liabilities:	Carrying amount		Fair value		Financial liabilities:		Carrying amount

Long-term debt(1)	Ps.	4,742,032	Ps.	4,663,611	Ps.	3,013,563	Ps.	3,068,455

	Hierarchy of fair value as of December 31, 2014
Financial liabilities:	Level 1		Level 2		Level 3		Total

Long-term debt(1)	Ps.	-	Ps.	4,663,611	Ps.	-	Ps.	4,663,611

	Hierarchy of fair value as of December 31, 2013
Financial liabilities:	Level 1		Level 2		Level 3		Total

Long-term debt(1)	Ps.	-	Ps.	3,068,455	Ps.	-	Ps.	3,068,455

(1)    The fair values of the financial assets and financial liabilities included in the level 2 category above have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the credit risk of counterparties.

22.                     Shareholders’ equity

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

2.                  Increased cash flows and optimization of financial position.

3.                  Revenue growth – For this purpose, the Company monitors indicators associated with aeronautical and non-aeronautical revenues. On a monthly basis, the Company’s management provides quarterly updates to the Strategic Planning Committee to Empresas ICA, who provide oversight and review compliance with this objective.

The Strategic Planning Committee assesses and reviews these objectives on a quarterly basis. As part of the review, this Committee considers the cost of capital and risks associated with the Company’s strategic objectives.

b.                            As of December 31, 2014 and 2013, the total number of Class I approved shares was 400,000,000, of which 58,800,000, correspond to Series “BB” and 341,200,000 to Series “B”.

c.                             Subscribed and paid-in capital stock as of December 31, 2014 and 2013, is comprised of ordinary, nominal shares, composed as follows:

	December 31, 2014
	Shares	Common stock

Fixed Capital:
Series B, Class I	341,200,000	Ps.	1,287,494
Series BB, Class I	58,800,000	220,952
Shares in treasury	(4,620,150)	(17,423)

	395,379,850	Ps.	1,491,023

	December 31, 2013
	Shares	Common Stock

Fixed Capital:
Series B, Class I	341,200,000	Ps.	2,311,094
Series BB, Class I	58,800,000	397,352
Shares in treasury	(1,440,783)	(9,755)

	398,559,217	Ps.	2,698,691

d.                            At the Ordinary Shareholders’ Meetings held on April 10, 2014 and April 16, 2013, the approval of the results for the years ended December 31, 2013 and 2012, respectively, were approved.

e.                             As of December 31, 2014, the Company had in its treasury, repurchased shares in the amount of Ps. 247,522. Such amount is represented by 4,620,150 common shares. In 2014, 3,179,367 shares were repurchased, which reduced the common stock and the share repurchase reserve by Ps. 7,668 and Ps. 132,326, respectively. The weighted average outstanding shares is impacted according to the dates in which the Company’s shares were repurchased. As of December 31, 2014, the market price per share of the Company was Ps. 67.83.

f.                              At the Extraordinary Shareholders’ Meeting held on April 10, 2014, the shareholders approved a capital reduction by reimbursement to shareholders in an amount equal to Ps. 1,200,000 without decreasing the number of shares of authorized capital, by repayment to shareholders at Ps. 3.0 per share. The amount paid to shareholders was Ps. 1,188,581; the remaining Ps. 11.419 corresponds to shares in treasury.

g.                             The Ordinary Shareholders’ Meeting held on April 10, 2014, increased legal reserves by Ps. 16.039 was approved.

h.                            At the Extraordinary Shareholders’ Meeting held on April 16, 2013, the shareholders approved a capital reduction by reimbursement to shareholders in an amount equal to Ps. 1,200,0000 without decreasing the number of shares of authorized share capital, by reimbursement to shareholders at Ps. 3.00 per share. In addition a decrease to the repurchase reserve of Ps. 4,774 was approved.

i.                                At the Ordinary Shareholders’ Meeting held on April 16, 2013, the shareholders approved an increase in the reserve fund for the purchase of Company shares up to Ps. 400,000, authorizing the availability to repurchase shares of the Company up to that maximum amount.

j.                               During 2014 and 2013, the Company repurchased 3,179,367 and 568,310 treasury shares, respectively, for a value of Ps. 154,498 and Ps. 24,608 (nominal value), respectively.

k.                            Shareholders’ equity, except restated paid-in capital and tax retained earnings, will be income tax on dividends by the Company to the effect upon the distribution rate. Any tax paid on such distribution may be credited against income tax for the year in which the tax on dividends and the following two years, against the tax for the year and interim payments thereof is paid.

l.                                Retained earnings include the statutory legal reserve. Under the Mexican General Corporate Law, at least 5% of the year’s net profits must be placed in a legal reserve until the reserve equals an amount representing 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the Company is dissolved, and must be replenished if it is reduced for any reason. As of December 31, 2014 and 2013, the amount totaled Ps. 220,515 and Ps. 204,476, respectively.

23.                     Accumulated other comprehensive income

Accumulated other comprehensive income is as follows:

	Labor obligations

	Amount		Taxes		Total

Balance January 1, 2012	Ps.	-	Ps.	-	Ps.	-
Movements of the year	(11,313)		3,390		(7,923)
Balance December 31, 2012	Ps.	(11,313)	Ps.	3,390	Ps.	(7,923)
Movements of the year	(2,851)		843		(2,008)
Balance December 31, 2013	(14,164)		4,233		(9,931)
Movements of the year	437		(131)		306
Balance December 31, 2014	Ps.	(13,727)	Ps.	4,102	Ps.	(9,625)

Other comprehensive income is comprised of the effects of labor obligations.

24.                    Other income

Other expense (income), net, consists of the following:

	Year ended December 31,

	2014		2013		2012

(Gain) loss on sale of equipment	Ps.	1,651	Ps.	(30,967)	Ps.	1,311
Loss from damage to improvements to concessioned assets and equipment	-		44,172		-
Insurance recovery	(19,024)		(51,561)		-
Other	3,719		(11,426)		(11,235)

	Ps.	(13,654)	Ps.	(49,782)	Ps.	(9,924)

25.                     Related party balances and transactions

a.                            The accounts payable with related parties are as follows:

	December 31,
	2014		2013
Payables:
Empresas ICA(1)	Ps.	-	Ps.	32,488
Servicios de Tecnología Aeroportuaria, S. A. de C. V. (“SETA”)(2)	50,219		38,181
Nacional Hispana de Hoteles, S. de R. L. de C. V.(1)	21,892		26,891
ICA Ingeniería S. A. de C. V.(2)	-		1,340
Ingenieros Civiles Asociados, S. A. de C. V.(2)	-		8,540

Total	Ps.	72,111	Ps.	107,440

(1)  Holding Company

(2)  Affiliated company

b.                            The principal transactions with related parties performed in the normal course of business, are as follows:

Year ended December 31,
2014	2013	2012

Capital Investment
Transportation equipment	Ps.	-	Ps.	-	Ps.	6,867
SAP	15,917	-	-
Hotel	29,937	-	-
Expenses:
Technical assistance payments received and travel expense	82,461	66,643	67,365
Maintenance of transportation equipment	-	-	3,416
Major maintenance and improvements on concessioned assets:
Platform	22,833	5,416	22,375
Runway	36,263	64,500	67,043
Improvements on concessioned assets:
Platform	20,315	-	-
Terminal	1,307	-	-
Income
Interest	2,112	-	-
Management services	463	-	-

On April 22, 2014, GACN issued a short-term promissory note (pagaré) to a subsidiary of Empresas ICA with a principal amount of Ps. 100,000 and an annual interest rate based on market prices; and as an advance of part of the reimbursement of capital that a subsidiary of Empresas ICA would receive in the following months. On May 21, 2014, the subsidiary of Empresas ICA repaid the principal and interest on this short-term promissory note.

Remuneration to directors and officers who sit on the Board of Directors and Executive, Audit, Corporate Governance, Finance and Sustainability Committees totaled Ps. 16,082, Ps. 15,289 and Ps. 12,043 for 2014, 2013 and 2012, respectively. In addition, remuneration to the Chairman of the Board totaled Ps. 850, Ps. 764 and Ps. 616 for 2014, 2013 and 2012, respectively.

Employee Benefits – Employee benefits granted to key management personnel of the Company were comprised solely of short-term benefits of Ps. 73,912, Ps. 64,984 and Ps. 53,796 in 2014, 2013 and 2012, respectively.

Technical Assistance – In 2000, the Company entered into a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years from the agreement date. Currently, the Company is required to pay the greater of the fixed U.S.$ 3,000 component or 5% of EBITDA (as defined in the contract) annually for such services. Beginning in 2007, the fixed U.S.$ 3,000 component is updated according to the consumer price index of the United States. In 2014, 2013 and 2012, 5% of consolidated EBITDA was greater than that of the fixed U.S.$ 3,000 component.

As of December 31, 2014, SETA’s shareholders were Aeroinvest with 74.5% and Aéroports de Paris Management, S. A. with 25.5%. Pursuant to the Company’s bylaws, SETA (as holder of the Company’s Series “BB” shares) has the ability to appoint and remove the Company’s Chief Financial Officer, Chief Operating Officer and Commercial Director, the right to elect three members of the Company’s board of directors, and the right to veto certain actions requiring approval of the Company’s shareholders (including the payment of dividends and the right to appoint certain members of senior management). In the event of the termination of the technical assistance agreement, the Series “BB” shares will be converted into Series “B” shares resulting in the termination of these rights. If at any time, prior to June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, it would lose its veto rights. If at any time after June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, such shares must be converted into Series “B” shares, which would cause SETA to lose all of its special rights. So long as SETA retains at least 7.65% of the Company’s capital stock in form of Series “BB” shares, all its special rights will remain in force.

Pursuant to the Company’s bylaws, the technical assistance agreement and the participation agreement, SETA may not transfer more than 51% of its Series “BB” shares until after June 14, 2008. After such date, SETA is entitled to transfer up to one eighth of such 51% during each year thereafter. As of December 31, 2014, SETA has not transferred any of its representative Series “BB” shares.

At the Extraordinary Shareholders’ meeting, held on April 23, 2015, the Company’s shareholders, at the request of one of our non-controlling shareholders, voted on, among other items, the renewal or non-renewal of the Technical Assistance Agreement.  As a result of not reaching the majority vote required for its non-renewal, the Technical Assistance Agreement will be automatically renewed for another five-year term.

26.                     Segment of financial information

The reportable segments are determined on the basis of which the Company internally reports its segment reporting to senior management for purposes of making operating decisions. Considering the same accounting basis described in Note 4, for the purpose of allocating resources and assessing segment performance, segments are presented at their most detailed level of operating segments, such that each airport is considered a reportable segment and hotels is considered a segment. The financial information of the holding company and its service companies, have been combined and included in the “other” column.

December 31, 2014	Aeronautical revenues		Non-aeronautical revenues		Construction services revenues		Depreciation and amortization		Major maintenance provision		Allowance for doubtful accounts		Operating income		Interest expense		Interest income		Income tax		Assets per segment		Liabilities per segment		Capital investments		Investments in airport concessions

Metropolitan
Monterrey	Ps.	1,167,807	Ps.	360,228	Ps.	36,618	Ps.	75,036	Ps.	24,330	Ps.	1,102	Ps.	270,403	Ps.	(10,586)	Ps.	2,804	Ps.	43,270	Ps.	4,344,401	Ps.	663,502	Ps.	44,869	Ps.	2,462,510
Tourist
Acapulco	117,573		22,779		48,313		16,601		3,477		(13)		45,252		(1,003)		14,543		(2,981)		1,002,032		92,715		60,496		520,362
Mazatlán	148,781		37,002		66,475		11,794		25,573		104		36,479		(1,736)		18,198		6,679		909,203		110,952		69,158		459,333
Zihuatanejo	102,780		19,990		14,504		13,738		12,059		40		24,653		1,101		2,168		(19,449)		555,237		115,549		20,301		452,108
Regional
Chihuahua	162,469		34,792		15,719		11,599		12,578		75		38,482		(2,334)		11,409		7,785		652,496		117,722		17,131		348,748
Culiacán	223,423		35,022		34,097		14,148		10,217		(21)		50,491		(1,728)		1,052		7,893		681,227		156,675		45,264		466,986
Durango	48,937		7,784		13,598		5,981		9,805		-		11,128		567		162		(427)		254,608		51,595		16,451		156,782
San Luis Potosí	84,498		17,508		14,772		5,680		6,487		(25)		20,012		(5,632)		424		3,471		274,944		119,125		16,777		196,517
Tampico	124,312		18,183		12,981		7,356		14,364		(62)		28,123		2,027		492		5,711		256,379		51,617		13,801		183,062
Torreón	98,985		15,671		12,444		9,437		14,961		(155)		22,000		(378)		1,472		3,456		341,973		84,164		12,733		251,765
Zacatecas	56,872		7,535		14,036		6,247		15,631		-		12,851		741		198		1,833		237,781		58,565		14,125		184,853
Border
Ciudad Juárez	124,252		24,784		13,782		9,294		13,313		181		29,446		(754)		529		535		419,906		67,049		15,194		334,044
Reynosa	85,018		10,988		9,988		6,939		17,137		-		18,918		(2,884)		311		(52,622)		264,084		86,307		10,416		163,207
Hotel services	-		195,742		-		19,883		-		70		53,176		(18,809)		910		13,228		333,113		205,738		5,465		-
Others	-		2,441,636		-		10,249		-		-		807,575		(288,839)		88,354		213,963		7,568,289		5,567,249		74,251		-
	2,545,707		3,249,644		307,327		223,982		179,932		1,296		1,468,989		(330,247)		143,026		232,345		18,095,673		7,548,524		436,432		6,180,277
Total
Eliminations	(13,041)		(2,359,950)		-		-		-				-		65,879		(65,879)		-		(5,677,793)		(1,247,247)		-		-

Consolidated	Ps.	2,532,666	Ps.	889,694	Ps.	307,327	Ps.	223,982	Ps.	179,932	Ps.	1,296	Ps.	1,468,989	Ps.	(264,368)	Ps.	77,147	Ps.	232,345	Ps.	12,417,880	Ps.	6,301,277	Ps.	436,432	Ps.	6,180,277

December 31, 2013	Aeronautical revenues		Non-aeronautical revenues		Construction services revenues		Depreciation and amortization		Major maintenance provision		Allowance for doubtful accounts		Operating income		Interest expense		Interest income		Income tax		Assets per segment		Liabilities per segment		Capital investments		Investments in airport concessions

Metropolitan
Monterrey	Ps.	1,046,621	Ps.	320,774	Ps.	74,722	Ps.	71,513	Ps.	56,249	Ps.	(2,947)	Ps.	222,754	Ps.	(26,627)	Ps.	2,252	Ps.	(28,997)	Ps.	4,362,342	Ps.	882,689	Ps.	85,737	Ps.	2,495,346
Tourist
Acapulco	108,420		20,266		43,861		14,845		17,499		(353)		28,878		(2,344)		16,562		(95,375)		956,133		104,489		50,246		494,885
Mazatlán	136,063		34,719		14,173		11,258		22,044		(5)		28,585		(3,780)		22,712		4,683		864,654		108,999		15,779		403,943
Zihuatanejo	91,203		17,843		24,348		13,346		10,017		123		23,622		(3,217)		1,242		8,208		556,021		96,789		27,561		449,643
Regional
Chihuahua	148,028		30,461		9,127		10,190		11,419		111		28,517		(4,346)		9,940		(26,729)		601,640		103,732		22,099		343,191
Culiacán	211,588		32,504		18,294		12,600		31,523		(765)		39,792		(5,977)		802		4,153		624,349		138,530		20,833		445,943
Durango	44,341		7,144		23,149		4,092		7,383		(8)		7,770		(1,841)		272		(68,644)		251,282		53,495		23,959		153,739
San Luis Potosí	65,573		14,541		73,874		3,698		35,637		124		12,834		(2,202)		722		(29,413)		265,407		120,636		84,355		186,489
Tampico	108,330		15,504		6,116		5,518		19,496		73		21,896		(4,248)		659		(22,256)		260,445		60,047		7,006		182,659
Torreón	87,321		14,114		11,887		7,267		17,060		139		12,624		(3,459)		2,432		(48,376)		367,317		79,358		14,717		253,468
Zacatecas	51,282		7,139		26,264		5,146		7,099		(103)		9,890		(2,927)		367		(21,773)		240,132		72,641		26,545		189,264
Border
Ciudad Juárez	112,707		22,460		9,078		8,212		17,275		(19)		22,751		(3,882)		2,002		(39,673)		424,192		70,539		11,548		328,981
Reynosa	69,919		9,425		17,795		4,526		10,466		(2)		13,164		(6,304)		222		31,781		206,816		97,955		18,297		164,495
Hotel services	-		176,510		-		20,219		-		(95)		52,490		30,121		(1,898)		4,859		358,728		254,156		13,408		-
Others	-		2,113,785		-		8,796		-		-		638,340		(211,658)		115,010		187,164		6,699,637		3,854,907		22,381		-

Total	2,281,396		2,837,189		352,688		201,226		263,167		(3,727)		1,163,907		(252,691)		173,298		(140,388)		17,039,095		6,098,962		444,471		6,092,046
Eliminations	(12,527)		(2,040,688)		-		-		-		-		45,488		43,332		(100,648)		5,512		(6,027,642)		(1,484,903)		-		-

Consolidated	Ps.	2,268,869	Ps.	796,501	Ps.	352,688	Ps.	201,226	Ps.	263,167	Ps.	(3,727)	Ps.	1,209,395	Ps.	(209,359)	Ps.	72,650	Ps.	(134,876)	Ps.	11,011,453	Ps.	4,614,059	Ps.	444,471	Ps.	6,092,046

December 31, 2012	Aeronautical revenues	Non-aeronautical revenues	Construction services revenues	Depreciation and amortization	Major maintenance provision	Allowance for doubtful accounts	Operating income	Interest expense	Interest income	Income tax	Assets per segment	Liabilities per segment	Capital investments	Investments in airport concessions

Metropolitan
Monterrey	Ps.	989,976	Ps.	292,169	Ps.	72,331	Ps.	65,864	Ps.	55,770	Ps.	(2,973)	Ps.	206,142	Ps.	(32,954)	Ps.	2,316	Ps.	39,544	Ps.	4,370,457	Ps.	1,117,432	Ps.	96,724	Ps.	2,487,001
Tourist
Acapulco	99,498		18,725		19,665		13,909		10,288		124		20,310		(781)		18,771		7,507		844,507		130,801		23,875		509,381
Mazatlán	122,061		34,900		11,940		10,903		6,583		(347)		25,130		(806)		23,551		5,046		810,580		97,245		13,657		400,357
Zihuatanejo	89,602		17,401		15,708		11,909		6,360		(136)		16,154		(960)		974		1,692		534,879		88,741		26,488		437,975
Regional
Chihuahua	139,127		27,259		26,654		9,183		14,424		(290)		26,427		(569)		10,904		7,902		564,291		126,495		30,479		343,202
Culiacán	194,285		26,605		66,093		10,608		7,561		(1,655)		35,539		(1,985)		522		5,567		601,005		145,561		69,615		439,365
Durango	45,051		6,723		1,015		3,966		7,152		(164)		8,481		(873)		177		(4,727)		161,874		38,934		1,673		134,178
San Luis Potosí	63,281		13,836		9,355		3,208		7,419		(71)		12,447		(54)		1,861		3,178		162,740		58,743		10,885		115,559
Tampico	105,275		14,938		8,028		5,172		9,914		(81)		19,068		(1,282)		291		(3,206)		235,147		75,141		9,772		181,357
Torreón	77,305		13,259		10,231		6,933		13,919		(507)		15,283		(78)		582		(1,456)		299,076		71,145		10,912		248,792
Zacatecas	51,177		6,713		21,343		4,467		5,929		(16)		9,509		(2,016)		128		8,570		194,505		56,036		22,251		167,534
Border
Ciudad Juárez	110,444		20,563		27,785		8,222		12,701		(393)		20,756		(344)		1,665		2,737		380,090		86,313		28,395		327,816
Reynosa	53,719		8,143		31,570		3,671		6,188		(180)		9,888		(855)		108		2,196		221,262		87,711		33,778		150,472
Hotel services	-		158,477		-		20,334		-		-		39,218		(25,638)		889		4,389		378,573		293,179		-		-
Others	-		2,123,202		-		8,454		-		-		715,569		(146,279)		76,653		209,233		6,637,073		2,920,377		13,626		-

Total	2,140,801		2,782,913		321,718		186,803		164,208		(6,689)		1,179,921		(215,474)		139,392		288,172		16,396,059		5,393,854		392,130		5,942,989
Eliminations	(10,138)		(2,093,956)		-		-		-		-		(19,747)		111,628		(111,628)		-		(6,385,649)		(1,799,400)		-		-

Consolidated	Ps.	2,130,663	Ps.	688,957	Ps.	321,718	Ps.	186,803	Ps.	164,208	Ps.	(6,689)	Ps.	1,160,174	Ps.	(103,846)	Ps.	27,764	Ps.	288,172	Ps.	10,010,410	Ps.	3,594,454	Ps.	392,130	Ps.	5,942,989

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

Revenues generated by aeronautical services are under a price regulation system administered by the Ministry of Communications and Transportation for airport concessions, which establishes a maximum rate (TM) for each year in a five-year period. The TM is the maximum amount of revenue per “work load unit” that may be earned at an airport each year from regulated sources. Under this regulation, a work load unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo.

Non-aeronautical services are not covered by the regulation system administered by the Ministry of Communications and Transportation. However, in some cases, they may be regulated by other authorities, as is the case with revenues generated from the operation of parking lots.

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

Following is a detail of the composition of revenues of the Company, using the classification established by the General Law on Airports and its related regulations, with the exception of non-aeronautical revenues as mentioned in the preceding paragraph:

	Year ended December 31,
	2014		2013		2012
Aeronautical services :
Domestic TUA	Ps.	1,613,023	Ps.	1,441,037	Ps.	1,355,923
International TUA	455,244		412,817		395,947
Landing charges	130,614		116,082		109,045
Aircraft parking charges on embarking and disembarking	86,932		73,293		71,131
Aircraft parking charges on extended stay or overnight	28,018		24,704		23,974
Domestic and international passenger and carry-on baggage check	30,430		27,123		24,795
Aerocars and jetways	29,202		25,845		24,378
Complementary: Real estate airport services, access rights to other operators and complimentary services(3)	159,203		147,968		125,470

Total revenues from aeronautical services(1)	Ps.	2,532,666	Ps.	2,268,869	Ps.	2,130,663

	Year ended December 31,
	2014		2013		2012
Non-aeronautical services:
Commercial activities
Car parking charges	Ps.	146,167	Ps.	128,012	Ps.	124,300
Advertising(2)(3)	87,420		80,185		82,494
Retail operations(2)(3)	63,017		57,050		51,162
Food and beverage(2)(3)	53,862		46,472		41,005
Car rentals operators(2)(3)	48,821		45,635		37,355
Time share developers(2)(3)	14,626		14,371		15,590
Financial services(2)(3)	4,740		4,556		4,493
Communication and services(2)(3)	13,337		13,195		6,680
Services to passengers	11,959		12,896		7,711
VIP rooms	6,953		5,038		4,395
Masterkey	1,750		-		-

Total revenue from commercial activities	Ps.	452,652	Ps.	407,410	Ps.	375,185

Diversification activities:
Terminal 2 NH Hotel	195,742		176,510		158,477
OMA Carga	47,309		42,894		31,184
Real estate services	8,155		8,554		3,159

Total diversification activities	Ps.	251,206	Ps.	227,958	Ps.	192,820

Complementary activities:
Leasing of space(2)(3)	60,692		57,147		54,297
Access rights	8,729		7,237		7,896
Baggage inspection	79,090		64,375		25,820

Total of complimentary activities	Ps.	148,511	Ps.	128,759	Ps.	88,013

Recovery of costs from leasing clients	37,325		32,374		32,939

Total revenues from non- aeronautical services	Ps.	889,694	Ps.	796,501	Ps.	688,957

(1)                For the year ended December 31, 2014, 2013 and 2012, is net of incentives given to airlines for Ps. 219,184, Ps. 175,308 and Ps. 98,495, respectively.

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

Approximately 75%, 74% and 77% of consolidated revenues for the years ended December 31, 2014, 2013 and 2012, respectively, were generated by the Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua, Ciudad Juárez and Zihuatanejo airports.

28.                     Cost of services

The cost of services for the years ended December 31, 2014, 2013 and 2012 is as follows:

	Year ended December 31,
	2014		2013		2012

Wages and salaries	Ps.	174,509	Ps.	168,549	Ps.	157,619
Maintenance	135,957		136,400		91,817
Security and insurance	142,013		139,034		133,580
Utilities (electricity, cleaning and water)	142,066		139,316		143,306
Building lease	35,294		31,755		26,377
Allowance for doubtful accounts	1,296		(3,727)		(6,689)
Cost of hotel service	34,091		25,658		28,220
Employee statutory profit sharing	1,226		1,424		2,790
Others	106,494		86,920		79,197

	Ps.	772,946	Ps.	725,329	Ps.	656,217

29.                     Subsequent events

a.              On January 16, 2015, the municipality of Ciudad Juárez required the payment of alleged nonpayment of property taxes and seeks recovery by a writ of execution for an amount Ps. 8,577 with respect to the Ciudad Juárez airport.

The Company challenged this requirement by filing a claim before the Civil Chamber of the Superior Court of Chihuahua, which was pending as of the issuance of the consolidated financial statements. The Company is analyzing the potential legal impact of this litigation.

b.              At the Ordinary and Extraordinary General Shareholders’ Meeting held on April 23, 2015, the Company’s shareholders approved a distribution in cash to shareholders of Ps. 1,200,000 equivalent to Ps. 3.00 per issued share, through a reduction of minimum fixed capital without cancellation of shares.

30.                     Authorization for the issuance of the consolidated financial statements

The Company’s consolidated financial statements were approved to be issued on April 27, 2015, by the Chief Executive Officer of the Company, Porfirio González Álvarez, and the Chief Financial Officer of the Company, José Luis Guerrero Cortés and are subject to the approval of the General Ordinary Shareholders’ Meeting of the Company, where they may be modified based on provisions set forth by the Mexican General Corporate Law.

* * * * * *