Form 20-F
period 2015-12-31
Central North Airport Group
filed 2016-04-28
CIK 1378239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Vicsaly Torres Ruiz
Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, Mexico
+ 52 81 8625 4300
 vtorres@oma.aero
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

Title of each class:	Number of Shares
Series B shares	350,234,000
Series BB shares	49,766,000

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

Item 2.                          Offer Statistics and Expected Timetable

Not applicable.

Item 3.                          Key Information

SELECTED FINANCIAL DATA

Our consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.  We publish our consolidated financial statements in thousands of Mexican pesos.

References in this annual report on Form 20-F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States.  References in this annual report on Form 20-F to “pesos” or “Ps.” are to the lawful currency of Mexico.  This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 17.3398 to U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank (Banco de México) on December 31, 2015.

This annual report on Form 20-F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume.  A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

The discussion in this annual report of aeronautical and non-aeronautical revenues in relation to our total revenues is not in accordance with IFRS because it excludes our construction revenues from such amounts.  Therefore, in reviewing this annual report, you should be aware that in several sections of this annual report we take into account only revenues that resulted in actual cash inflows for the year (which we categorize as aeronautical and non-aeronautical revenues) for ratios or comparative calculations.  Both of these categories of revenues are dependent, either directly or indirectly, on passenger traffic, while revenues from construction services under IFRS Interpretations Committee (“IFRIC”) 12, “Service Concession Arrangements,” are not dependent upon passenger traffic, but from the level of capital expenditures carried out at each airport.  Information reported using only revenues that generated cash inflows may be more useful for readers of this annual report because those revenues are driven by the key elements of our business:  passenger traffic and our maximum tariffs.  The use of aeronautical and non-aeronautical revenues is more common in our industry, as they represent the revenues generated from our core operations, which are services provided to passengers, airlines and other third parties based on passenger traffic at our airports.  Additionally, management regularly reviews our aeronautical and non-aeronautical revenues as they provide representative information regarding our passenger traffic and cash flows, which allows us to compare such revenues over comparative periods as well as make projections about our expected future cash flows.  Finally, management reviews non-aeronautical revenues per terminal passenger excluding hotel services because hotel services are not necessarily driven by passenger traffic and therefore may not provide representative information with respect to passenger traffic.  This metric is not considered to be an IFRS metric, given its exclusion of certain revenues.  We indicate each instance in which we use only aeronautical and non-aeronautical revenues and non-aeronautical revenues excluding hotel services by indicating the category of revenues used.  The following tables present a reconciliation of our aeronautical and non-aeronautical revenues to our total revenues per our consolidated statement of income and other comprehensive income:

	For the Year Ended December 31, 2015
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	1,443,311	Ps.	484,111	Ps.	1,927,422	96.4%	Ps.	70,999	Ps.	1,998,421
Tourist
Acapulco	138,309		27,864		166,173		67.0%	81,869		248,042
Mazatlán	168,703		40,820		209,523		83.5%	41,487		251,010
Zihuatanejo	118,736		23,751		142,487		71.1%	57,943		200,430

	For the Year Ended December 31, 2015
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues
Regional
Chihuahua	196,033		40,204		236,237		98.4%	3,769		240,006
Culiacán	255,921		39,981		295,902		89.7%	34,058		329,960
Durango	63,186		9,080		72,266		96.0%	2,992		75,258
San Luis Potosí	99,341		20,482		119,823		96.3%	4,668		124,491
Tampico	144,178		22,810		166,988		94.6%	9,589		176,577
Torreón	110,480		18,191		128,671		89.7%	14,796		143,467
Zacatecas	66,957		9,304		76,261		88.1%	10,294		86,555
Border
Ciudad Juárez	146,201		29,225		175,426		94.9%	9,512		184,938
Reynosa	95,742		12,557		108,299		94.7%	6,012		114,311
Terminal 2 NH Hotel	—		212,488		212,488		100.0%	—		212,488
Hilton Garden Inn Hotel	—		16,882		16,882		100.0%	—		16,882
Other(1)	—		3,639,434		3,639,434		100.0%	—		3,639,434
Total	3,047,098		4,647,184		7,694,282		95.7%	347,988		8,042,270
Eliminations(2)	(13,968)		(3,535,643)		(3,549,611)		N/A	—		(3,549,611)
Total Revenues	Ps.	3,033,130	Ps.	1,111,541	Ps.	4,144,671	92.3%	Ps.	347,988	Ps.	4,492,659

(1)          Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)          Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	For the Year Ended December 31, 2014
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	1,167,807	Ps.	360,228	Ps.	1,528,035	97.7%	Ps.	36,618	Ps.	1,564,653
Tourist
Acapulco	117,573		22,779		140,352		74.4%	48,313		188,665
Mazatlán	148,781		37,002		185,783		73.6%	66,475		252,258
Zihuatanejo	102,780		19,990		122,770		89.4%	14,504		137,274
Regional
Chihuahua	162,469		34,792		197,261		92.6%	15,719		212,980
Culiacán	223,423		35,022		258,445		88.3%	34,097		292,542
Durango	48,937		7,784		56,721		80.7%	13,598		70,319
San Luis Potosí	84,498		17,508		102,006		87.4%	14,772		116,778
Tampico	124,312		18,183		142,495		91.7%	12,981		155,476
Torreón	98,985		15,671		114,656		90.2%	12,444		127,100
Zacatecas	56,872		7,535		64,407		82.1%	14,036		78,443
Border
Ciudad Juárez	124,252		24,784		149,036		91.5%	13,782		162,818
Reynosa	85,018		10,988		96,006		90.6%	9,988		105,994
Terminal 2 NH Hotel	—		195,742		195,742		100.0%	—		195,742
Other(1)	—		2,441,636		2,441,636		100.0%	—		2,441,636
Total	2,545,707		3,249,644		5,795,351		95.0%	307,327		6,102,678
Eliminations(2)	(13,041)		(2,359,950)		(2,372,991)		N/A	—		(2,372,991)

	For the Year Ended December 31, 2014
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Total Revenues	Ps.	2,532,666	Ps.	889,694	Ps.	3,422,360	91.8%	Ps.	307,327	Ps.	3,729,687

(1)          Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)          Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	For the Year Ended December 31, 2013
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	1,046,621	Ps.	320,774	Ps.	1,367,395	94.8%	Ps.	74,722	Ps.	1,442,117
Tourist
Acapulco	108,420		20,266		128,686		74.6%	43,861		172,547
Mazatlán	136,063		34,719		170,782		92.3%	14,173		184,955
Zihuatanejo	91,203		17,843		109,046		81.7%	24,348		133,394
Regional
Chihuahua	148,028		30,461		178,489		95.1%	9,127		187,616
Culiacán	211,588		32,504		244,092		93.0%	18,294		262,386
Durango	44,341		7,144		51,485		69.0%	23,149		74,634
San Luis Potosí	65,573		14,541		80,114		52.0%	73,874		153,988
Tampico	108,330		15,504		123,834		95.3%	6,116		129,950
Torreón	87,321		14,114		101,435		89.5%	11,887		113,322
Zacatecas	51,282		7,139		58,421		69.0%	26,264		84,685
Border
Ciudad Juárez	112,707		22,460		135,167		93.7%	9,078		144,245
Reynosa	69,919		9,425		79,344		81.7%	17,795		97,139
Terminal 2 NH Hotel	—		176,510		176,510		100.0%	—		176,510
Other(1)	—		2,113,785		2,113,785		100.0%	—		2,113,785
Total	2,281,396		2,837,189		5,118,585		93.6%	352,688		5,471,273
Eliminations(2)	(12,527)		(2,040,688)		(2,053,215)		N/A	—		(2,053,215)
Total Revenues	Ps.	2,268,869	Ps.	796,501	Ps.	3,065,370	89.7%	Ps.	352,688	Ps.	3,418,058

(1)          Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)          Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	For the Year Ended December 31, 2012
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	989,976	Ps.	292,169	Ps.	1,282,145	94.7%	Ps.	72,331	Ps.	1,354,476
Tourist
Acapulco	99,498		18,725		118,223		85.7%	19,665		137,888
Mazatlán	122,061		34,900		156,961		92.9%	11,940		168,901
Zihuatanejo	89,602		17,401		107,003		87.2%	15,708		122,711
Regional
Chihuahua	139,127		27,259		166,386		86.2%	26,654		193,040
Culiacán	194,285		26,605		220,890		77.0%	66,093		286,983
Durango	45,051		6,723		51,774		98.1%	1,015		52,789
San Luis Potosí	63,281		13,836		77,117		89.2%	9,355		86,472
Tampico	105,275		14,938		120,213		93.7%	8,028		128,241
Torreón	77,305		13,259		90,564		89.8%	10,231		100,795
Zacatecas	51,177		6,713		57,890		73.1%	21,343		79,233
Border
Ciudad Juárez	110,444		20,563		131,007		82.5%	27,785		158,792
Reynosa	53,719		8,143		61,862		66.2%	31,570		93,432
Terminal 2 NH Hotel	—		158,477		158,477		100.0%	—		158,477
Other(1)	—		2,123,202		2,123,202		100.0%	—		2,123,202
Total	2,140,801		2,782,913		4,923,714		93.9%	321,718		5,245,432
Eliminations(2)	(10,138)		(2,093,956)		(2,104,094)		N/A	—		(2,104,094)
Total Revenues	Ps.	2,130,663	Ps.	688,957	Ps.	2,819,620	89.8%	Ps.	321,718	Ps.	3,141,338

(1)          Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)          Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	For the Year Ended December 31, 2011
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	843,773	Ps.	250,719	Ps.	1,094,492	85.6%	Ps.	184,574	Ps.	1,279,066
Tourist
Acapulco	103,695		21,986		125,681		96.3%	4,853		130,534
Mazatlán	122,733		36,440		159,173		93.0%	12,002		171,175
Zihuatanejo	77,611		17,537		95,148		55.9%	75,096		170,244
Regional
Chihuahua	122,508		24,910		147,418		88.5%	19,101		166,519
Culiacán	168,427		23,614		192,041		94.0%	12,156		204,197
Durango	38,390		6,046		44,436		96.3%	1,723		46,159
San Luis Potosí	51,845		12,018		63,863		98.2%	1,179		65,042
Tampico	92,958		12,587		105,545		95.0%	5,510		111,055
Torreón	65,984		11,471		77,455		100.0%	—		77,455
Zacatecas	44,698		6,528		51,226		95.7%	2,324		53,550
Border
Ciudad Juárez	101,423		18,345		119,768		92.5%	9,771		129,539
Reynosa	36,132		6,601		42,733		94.3%	2,571		45,304

	For the Year Ended December 31, 2011
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues		Total Aeronautical and Non- Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Terminal 2 NH Hotel	—		142,098		142,098		100.0%	—		142,098
Other(1)	—		1,970,958		1,970,958		100.0%	3		1,970,961
Total	1,870,177		2,561,858		4,432,035		93.1%	330,863		4,762,898
Eliminations(2)	—		(1,973,187)		(1,973,187)		N/A	—		(1,973,187)
Total Revenues	Ps.	1,870,177	Ps.	588,671	Ps.	2,458,848	88.1%	Ps.	330,863	Ps.	2,787,711

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

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of pesos, except per share and operating data)					(in thousands of dollars)(1)
Statements of Income and Other Comprehensive Income data:
Revenues:
Aeronautical services(2)	1,870,177	2,130,663	2,268,869	2,532,666	3,033,130	174,923
Non-aeronautical services(3)	588,671	688,957	796,501	889,694	1,111,541	64,103
Construction services	330,863	321,718	352,688	307,327	347,988	20,069
Total revenues	2,789,711	3,141,338	3,418,058	3,729,687	4,492,659	259,095
Operating costs and expenses:
Costs of services, excluding depreciation and amortization	603,900	656,217	725,329	772,946	836,133	48,220
Major maintenance provision	165,683	164,208	263,167	179,932	174,293	10,052
Cost of construction	330,863	321,718	352,688	307,327	347,988	20,069
Administrative expenses	434,531	457,749	501,233	536,034	562,055	32,414
Right to use airport facilities(4)	115,979	137,028	148,159	171,670	209,771	12,098
Technical assistance fees(5)	55,150	67,365	66,643	82,461	97,818	5,641
Depreciation and amortization(6)	165,088	186,803	201,226	223,982	238,809	13,772
Other income, net	(751)	(9,924)	(49,782)	(13,654)	(10,763)	(621)
Total operating costs and expenses	1,870,443	1,981,164	2,208,663	2,260,698	2,456,104	141,645
Operating income	919,268	1,160,174	1,209,395	1,468,989	2,036,555	117,450
Interest expense	(98,431)	(103,846)	(209,359)	(264,368)	(334,764)	(19,306)
Interest income	16,079	27,764	72,650	77,147	80,740	4,656
Exchange (loss) gain, net	(38,766)	23,168	(6,198)	(22,463)	(33,784)	(1,948)
Income before income taxes	798,150	1,107,260	1,066,488	1,259,305	1,748,747	100,852
Income tax (benefit) expense	182,070	288,172	(134,876)	232,345	512,110	29,534
Consolidated net income for the year	616,080	819,088	1,201,364	1,026,960	1,236,637	71,318
Items that will not be subsequently reclassified to income:
Actuarial losses on labor obligations	0	(11,313)	(2,851)	437	(1,286)	(74)
Income tax relating to items that will not be subsequently reclassified to profit or loss	0	3,390	843	(131)	386	22
Total comprehensive income for the year	616,080	811,165	1,199,356	1,027,266	1,235,737	71,266
Consolidated net income attributable to:
Controlling interest	615,823	818,121	1,199,636	1,024,694	1,233,772	71,153
Non-controlling interest	257	967	1,728	2,266	2,865	165
Consolidated comprehensive income attributable to:
Controlling interest	615,823	810,198	1,197,628	1,025,000	1,232,872	71,101
Non-controlling interest	257	967	1,728	2,266	2,865	165
Basic and diluted earnings per share of controlling interest(7)	1.5433	2.0501	3.0062	2.5844	3.1328	0.1807

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of pesos, except per share and operating data)					(in thousands of dollars)(1)
Basic and diluted earnings per ADS(7)	12.3464	16.4008	24.0496	20.6752	25.0623	1.4454
Dividend or reimbursement of capital per share(8)	1.0000	1.2500	3.0000	3.0000	3.0000	0.1730
Other operating data:
Total terminal passengers (thousands of passengers)(9)	11,773	12,594	13,292	14,695	16,922	N/A
Total air traffic movements (thousands of movements)	336	332	321	337	345	N/A
Aeronautical and non-aeronautical revenues per terminal passenger(10)	209	224	231	233	245	14

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands of pesos)					(in thousands of dollars)(1)
Statement of Financial Position data:
Cash and cash equivalents	523,634	1,152,433	1,534,006	2,808,149	2,605,196	150,244
Other investments held to maturity	—	—	—	—	60,445	3,486
Total current assets	1,163,381	1,696,415	2,276,938	3,404,343	3,216,774	185,514
Property, leasehold improvements and equipment, net	2,118,450	2,150,327	2,165,766	2,284,314	2,370,975	136,736
Investment in airport concessions	5,769,688	5,942,989	6,092,046	6,180,277	6,348,605	366,129
Total assets	9,295,154	10,010,410	11,011,453	12,417,880	12,510,336	721,481
Current liabilities	824,945	1,216,881	956,989	830,680	968,782	55,870
Total liabilities	3,210,653	3,594,454	4,614,059	6,301,277	6,559,809	378,309
Total shareholders’ equity	6,084,501	6,415,956	6,397,394	6,116,603	5,950,527	343,172

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of pesos)					(in thousands of dollars)(1)
Statement of Cash Flows data:
Net cash flows from operating activities	749,144	1,260,413	1,005,246	1,610,772	2,069,331	119,340
Net cash flows used in investing activities	(454,475)	(393,884)	(270,880)	(371,844)	(493,235)	(28,445)
Net cash flows (used in) from financing activities	(83,873)	(237,730)	(352,793)	35,215	(1,779,049)	(102,599)
Increase in cash and cash equivalents	210,796	628,799	381,573	1,274,143	(202,953)	(11,704)

(1)

Translated into dollars at the rate of Ps. 17.3398 per U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2015.  Per share dollar amounts are expressed in dollars (not thousands of dollars).  Operating data is expressed in units indicated.

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

(5)

We pay Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”) a technical assistance fee under the technical assistance agreement entered into with SETA providing for management and consulting services (the “Technical Assistance Agreement”), entered into in connection with SETA’s purchase of its Series BB shares.  This fee is described in “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements with SETA.”

(6)	Reflects depreciation of fixed assets and amortization of airport concessions and rights to use airport facilities.

(7)

Based on net income attributable to controlling interest for each year and on 399,039,231 weighted average common shares in 2011, 399,060,153 weighted average common shares in 2012, 399,052,350 weighted average common shares in 2013, 396,493,090 weighted average common shares in 2014 and 393,826,266 weighted average common shares in 2015.  Earnings per ADS are based on the ratio of eight Series B shares per ADS.

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

For the Year Ended December 31,	High	Low	Period End	Average(1)

2011	14.25	11.51	13.95	12.43
2012	14.37	12.63	12.96	13.15
2013	13.43	11.98	13.10	12.76
2014	14.79	12.85	14.75	13.30
2015	17.36	14.56	17.20	15.87
October	16.89	16.38	16.53	16.57
November	16.85	16.37	16.60	16.63
December	17.36	16.53	17.20	17.07
2016
January	18.59	17.36	18.21	18.06
February	19.19	18.02	18.07	18.43
March	17.94	17.21	17.21	17.63
April (through April 15)	17.91	17.32	17.56	17.58

(1)	Average of month-end rates or daily rates, as applicable.

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

On December 31, 2015, the U.S. Federal Reserve noon buying rate was Ps. 17.20 per U.S.$ 1.00.  On April 15, 2016, the U.S. Federal Reserve noon buying rate was Ps. 17.56 per U.S.$ 1.00.

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

Our aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries.  In 2013, 2014 and 2015, approximately 66.4%, 67.9% and 67.5%, respectively, of our total revenues, and approximately 74.0%, 74.0% and 73.2%, respectively, of the sum of our aeronautical and non-aeronautical revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  We generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, this price regulation system may be amended in the future in a manner that would cause additional sources of our revenues to be regulated.

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

Although our master development programs and maximum rates through 2020 have been set, we cannot predict what our master development program for 2021 and following years will establish.  When determining our maximum rates for the next five year period (from 2021 to 2025), the Ministry of Communications and Transportation may be solicited by different entities (for example, the Mexican Federal Competition Commission (Comisión Federal de Competencia Económica, or the “Competition Commission”) and the carriers operating at our airports) to modify our maximum rates, thus reducing our profitability.  Therefore, the laws and regulations governing our business, including the rate-setting process and the Mexican Airport Law, may change in the future or be applied or interpreted in a way that could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

On February 20, 2014, a bill of the new Federal Economic Competition Law (Ley Federal de Competencia Económica) was submitted to Mexico’s Congress in furtherance and as a result of certain amendments to Mexico’s Constitution passed in 2013.  The bill was enacted and published on May 23, 2014.  The new law grants broader powers to the Competition Commission, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market.  The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law.  The Mexican Competition Commission may therefore determine that the services that we provide at our airports are essential and require us to implement significant changes to our business operations and thus generate a significant impact on our results of operations.

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

The regulations applicable to our aeronautical activities establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation.  For a discussion of the framework for establishing our maximum rates and the application of our rates, see “Item 4. Information on the Company—Regulatory Framework—Revenue Regulation.”  On December 21, 2015, the Ministry of Communications and Transportation determined, based on the terms of our concessions, the maximum rates for our airports from January 1, 2016 through December 31, 2020.  Under the terms of our concessions, there is no guarantee that the results of operations of any airport will be profitable.  We may not realize our expected return on investment from investments under the master development programs.

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

Historically, we have set the prices we charge for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year.  For example, in 2015, our revenues subject to maximum rate regulation represented approximately 99.4% of the amounts we were entitled to earn under the maximum rates for all of our airports.  We may not be able to establish prices in the future that allow us to collect substantially all of the revenues we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months for inflation (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding fuel)).  However, we generally collect passenger charges from airlines 30 to 60 days following the date of each flight.  The tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the subsequent termination of one or more of our concessions.  The peso has historically experienced significant volatility.  From December 31, 2013 to December 31, 2014, the peso depreciated by approximately 12.6%, from Ps. 13.10 per U.S.$ 1.00 on December 31, 2013, to Ps. 14.75 per U.S.$ 1.00 on December 31, 2014.  From December 31, 2014 to December 31, 2015, the peso depreciated by approximately 16.6%, from Ps. 14.75 per U.S.$ 1.00 on December 31, 2014, to Ps. 17.20 per U.S.$ 1.00 on December 31, 2015.  On April 15, 2016, the exchange rate was Ps. 17.56 per U.S.$ 1.00.

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

On February 5, 2014, the Mexican government announced in the Official Gazette of the Federation that the Ministry of Communications and Transportation granted to Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V., a concession for 20 years to construct, operate and exploit a civil-aviation airport in the municipality of Bocoyna, Chihuahua, located 250 kilometers (144 miles) from the city of Chihuahua, within an area of 95.5 hectares (0.4 square miles).  The government of the state of Chihuahua owns 98% of the capital stock of Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V.  The Bocoyna airport is expected to operate daily public and private domestic flights.  The airport has an ICAO Category 3C rating and could present competition to our airport located in the municipality of Chihuahua, which has a higher ICAO Category 4D rating and is located 18 kilometers (11.2 miles) from the city of Chihuahua.  The Ministry of Communications and Transportation has the capacity to upgrade the category of the airport depending on improvements to infrastructure made by the concessionaire or could downgrade the category if the concessionaire does not maintain adequate conditions in the airport.  To date, the airport has not announced the commencement date of operations.

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

The global economic and financial crisis in 2009 led to high volatility and lack of liquidity in the global credit and other financial markets.  These downturns in the U.S. and global economies led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, decreased market valuations, increased market volatility, high financial risk premiums and a widespread reduction of business activity generally, in the U.S. and global economies.  These conditions also limited the availability of credit and increased financial costs for companies around the world, including in Mexico and the United States.  Although economic conditions improved starting in 2010 and the availability of credit has increased while interest rates remained stable, another recession could significantly affect our ability to access credit to finance our future projects, therefore adversely affecting our business.

During the second half of 2011, global economic growth decreased due to persistent weaknesses such as the jobs crisis in the United States, the sovereign-debt crises in the Eurozone, which worsened during this period, fiscal problems and the declining prospects for economic growth, especially in developed economies.  In 2010, the U.S. economy showed certain improvement; however, in 2011, the recovery of the U.S. economy slowed slightly, with the gross domestic product increasing at an annualized real rate of 1.7% and our international passenger traffic decreasing by 7.4%.  In 2012, the recovery of the U.S. economy improved slightly, with the gross domestic product increasing at an annualized real rate of 2.2% and our internal passenger traffic increasing by 2.3%.  Finally, in 2013, 2014 and 2015, the U.S. economy continued to improve, with the gross domestic product increasing at an annualized rate of 2.2%, 2.4% and 2.4%, respectively, in real terms and our international passenger traffic increasing 0.4%, 9.3% and 18.4%, respectively.  The Congressional Budget Office forecasts that the real GDP will grow by 2.7% in 2016.  Our business is particularly dependent on the condition of the U.S. economy and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism.  In 2015, 82.7% of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States.

In the event of a new economic downturn, developing countries, which had largely rebounded from the economic and financial crisis in 2009, would be impacted through trade and financial channels.  According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), in 2015, exports from Mexico to the United States represented approximately 81.1% of Mexican exports, 53.1% of foreign direct investment in Mexico originated in the United States, and secondary income, which includes government and private transfers, received from the United States were approximately U.S.$ 13.9 billion, according to the U.S. Bureau of Economic Analysis.

Recent international events such as decreases in oil prices and the slower growth in the Chinese economy have led to volatility in the international markets and adversely affected the Mexican economy, which has been forced to cut public expenses, as oil output is one of the main source of revenues in Mexico.  In February 2016, the Mexican government announced a cut of Ps. 132.3 billion to the 2016 federal annual budget, equivalent to 0.7% of the Mexican GDP.  In addition, the persistent weakness in the European banking system could have an adverse impact on the global economy and the availability of credit, which could in turn have an adverse impact on consumer spending and the Mexican economy in general.

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

In 2013, 2014 and 2015, approximately 51.6%, 51.5% and 50.7%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport.  As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.

In 2015, domestic passenger traffic to and from Mexico City International Airport increased 12.8% mainly as a result of an increase in flight frequencies by Volaris, Interjet and VivaAerobus.  The airport’s operations may not remain at existing levels or increase in the future.

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

Because a substantial majority of our international flights involve travel to and from the United States, we may be required to comply with security directives of the FAA in addition to the directives of Mexican aviation authorities.  On May 1, 2014, the Mexican Bureau of Civil Aviation published mandatory circular CO SA-17.2/10 R3, which requires that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  Recent world events such as the terrorist attacks in Paris and Brussels and other attacks attributed to the Islamic State of Iraq and Syria or any other organization could lead to additional security measures taken by the FAA or the ICAO and could require us to incur in additional costs to comply with these measures.  Similarly, our airport operations and passenger volume could be negatively impacted by terrorist attacks on aircrafts, such as those which occurred with international airlines’ aircraft operating over Egypt and the Ukraine in 2015.

Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at our airports due to increased passenger screening and slower security checkpoints and increase our operating costs, which would have an adverse effect on our business, results of operations, prospects and financial condition.

International events could have a negative impact on international air travel and our revenues.

Historically, a substantial majority of our revenues have been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2013, 2014 and 2015, passenger charges represented 54.2%, 55.5% and 55.6%, respectively, of our total revenues and 60.5%, 60.4% and 60.2%, respectively, of the sum of our aeronautical and non-aeronautical revenues.  Events such as the conflicts in the Middle East, recent terrorist attacks in Europe and public health crises such as the Severe Acute Respiratory Syndrome, or SARS crisis, the Influenza A(H1N1) crisis and the Ebola crisis have negatively affected in the past the frequency and pattern of air travel worldwide.

On February 1, 2016, the World Health Organization designated the Zika virus and its suspected complications in newborns an international public health emergency.  The U.S. Department of Health and Human Services’ Centers for Disease Control and Prevention has issued a travel advisory for people traveling to regions within the Zika virus outbreak, which include popular vacation destinations in Mexico.  These travel advisories to Mexico could negatively affect the frequency and pattern of travel to our airports.

Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, further outbreaks of health epidemics such as SARS, Influenza A (H1N1), Ebola, Zika and Chikungunya, or other international events of general concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

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

Higher incidences of crime throughout Mexico, including extortion and drug trafficking in particular, could have an adverse effect on our business, results of operations, prospects and financial condition, as it may decrease the international passenger traffic directed to Mexico from abroad.  The travel warning issued by the U.S. Department of State (Bureau of Consular Affairs) on April 15, 2016 (the “Travel Warning”) urges U.S. citizens to defer non-essential travel to the states of Tamaulipas, Chihuahua (except Ciudad Juarez and Chihuahua City), Coahuila (particularly along the border between Piedras Negras and Nuevo Laredo), areas of the state of Jalisco that border the states of Michoacán and Zacatecas, Sinaloa (except the city of Mazatlán), the eastern edge of Sonora, which borders the state of Chihuahua (as well as the city of Ciudad Obregón and south of the city of Navojoa), among others.  The travel warning also recommends to be aware of security when visiting these cities and other regions, such as Durango, the metropolitan area of Monterrey, northeast section of Ciudad Juárez, San Luis Potosí, the cities of Mazatlán, Zacatecas, and several states. Guerrero (including the cities of Acapulco, Ixtapa, Taxco and Zihuatanejo) remains as a place prohibited for U.S. government personnel, with the exception of trips to Ixtapa/Zihuatanejo by air, where they must exercise caution and remain in tourist areas.

Variations in international fuel prices could directly or indirectly adversely affect our business and results from operations.

Although international fuel prices, which represent a significant cost for airlines using our airports, have decreased in recent months, in the past, increased costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and in some cases even contributed to filings for bankruptcy by some airlines.  Likewise, recent decreases in international fuel prices have led to budgetary cuts in Mexico, affecting economic growth and consumer spending.  Any substantial variation in fuel prices could have an adverse effect on our results of operations and financial condition.

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

In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the Terminal 2 of Mexico City International Airport, under a lease with Mexico City International Airport that expires in 2029.  A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%.  The Terminal 2 NH Hotel opened in August 2009.  The net amount of our investment in the Terminal 2 NH Hotel as of December 31, 2015, was Ps. 260,900 thousand.

In September 2014, the federal government presented the new Mexico City International Airport project, which will be built on 4,430 hectares (17.1 square miles) of land owned by the federal government located in the eastern part of the Mexico Valley.  The new airport will be built in several stages.  The first stage consists of three runways with the ability to have simultaneous operations and a capacity to transport 50 million passengers annually and is expected to start operations in 2020.  In September 2015 the Ministry of Communications and Transportation started the bidding for the first package of preliminary works for the construction of the new Mexico City International Airport.  The first tender of 21 packages is related to the construction of temporary access roads, leveling and cleaning of the terrain.  Although the Mexican government reduced the federal budget destined for this project during 2015 and 2016, the new airport is expected to start operations pursuant to its original schedule and, as a result, the current Mexico City International Airport could be closed before the expiration of our lease; therefore, we may not be able to continue operating the hotel and the commercial space, which could impact our ability to recover our investment.  In addition, under certain circumstances, the operating lease agreement with the Mexico City International Airport can be terminated by such party with partial or no compensation to us.  If the current Mexico City airport is closed, or the Mexico City International Airport terminates our operating lease agreement, we may not be able to fully recover our investment in the Terminal 2 NH Hotel.

The Terminal 2 NH Hotel faces the challenge of maintaining enough market participation as it continues with its operations.  The occupancy rate of the hotel may not be sufficient to recover our investment.  For the year ended December 31, 2015, annual average occupancy increased to 80.5% from 79.6% in 2014.  Additionally, total revenues amounted to Ps. 212,488 thousand, as compared to Ps. 195,742 thousand in 2014, and average rates per room were Ps. 1,968 in 2015, as compared to Ps. 1,817 in 2014.  The occupancy rate of the hotel or that the annual average rate may not continue to increase or it may decrease.

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

On February 16, 2016, the United States and Cuba signed an agreement that provides for the re-establishment of scheduled air services between these countries.  As a consequence, the U.S. Department of Transportation invited U.S. carriers to apply for an allocation of the routes to provide scheduled passenger and cargo flights.  The new agreement provides U.S. carriers with the opportunity to operate up to 110 daily roundtrip flights between the U.S. and Cuba.

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

Our business is highly dependent upon revenues from seven of our airports and the Terminal 2 NH Hotel and could be adversely impacted by any condition affecting those businesses.

In 2015, approximately 81.7% of the sum of our aeronautical and non-aeronautical revenues, were generated from seven of our 13 airports and the Terminal 2 NH Hotel operations.  The Monterrey airport generated the most significant portion of our revenues.  The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports, including the percentage of total revenues generated by our hotel services:

Airport	For Year Ended December 31, 2015

Monterrey	46.5%
Culiacán	7.1%
Chihuahua	5.7%
Terminal 2 NH Hotel	5.1%
Mazatlán	5.1%
Ciudad Juárez	4.2%
Tampico	4.0%
Acapulco	4.0%
Six other airports, Servicios Complementarios del Centro Norte and OMA Logística, S.A. de C.V. (“OMA Logística”)	18.3%
Total	100.0%

As a result of the substantial contribution to our revenues from these seven airports and the operation of the Terminal 2 NH Hotel, any event or condition affecting these principal airports or the NH Hotel could have a material adverse effect on our business, results of operations, prospects and financial condition.

We face risks associated with our diversification activities, which could lead to our inability to recover our investment as planned.

We face risks associated with the nature of the diversification projects that we have developed and in which we participate as shareholders, which could impact our results of operations, prospects and financial condition.  Our NH Terminal 2 Hotel and our Hilton Garden Inn Hotel depend on passenger traffic travel to and from the Mexico City International Airport and the Monterrey airport, respectively, and any event that reduces passenger volume in these airports could adversely affect the results of operations of these hotels.  The passenger traffic volume in such airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve.  Accordingly, there can be no assurance that the passenger traffic volume in such airports will increase or maintain the current level.

In addition, both of the hotels that we operate and our OMA-VYNMSA industrial park could face additional competition from third parties developing similar projects in areas adjacent to the Mexico City and the Monterrey airports, which could adversely affect the profitability of our non-aeronautical businesses and our ability to recover our investments in such projects.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

If any conflicts with our employees were to arise, including with our unionized employees (which accounted for 53.0% of our total employees as of December 31, 2015), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

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

Of the total aeronautical revenues generated at our airports in 2015, Aeroméxico and its affiliates represented 28.3%, Interjet represented 17.5%, VivaAerobus represented 16.3%, and Volaris represented 12.1%.  None of our contracts with our airline customers obligate them to continue providing service from our airports and, if any of our key customers reduced their use of our airports, competing airlines may not add flights to their schedules to replace any flights no longer handled by our principal airline customers.  Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenues from our key customers.

In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another (unless the flight originated outside Mexico), which limits the number of airlines providing domestic service in Mexico.  Mexico and the United States are party to a bilateral aviation agreement that was last amended on November 21, 2014 and signed on December 18, 2015 for further approval by the Mexican Senate (as of April 15, 2016, the amendment has not been published in the Official Gazette of the Federation).  This amendment provides for the increase of services in existing routes between both nations, as well as the addition of new routes and an increase in the frequency of flights on existing routes.  The agreement also grants Mexican airlines the ability to further penetrate international markets.  This amendment will enter into force upon approval by the Mexican Senate.  This agreement may be modified in the future to provide for international airlines to operate domestic flights in our airports, but until then we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

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

Subsequently, we entered into a series of agreements with the Mexican National Air Transportation Board (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation (most recently in January 2013, covering the period from January 1, 2013 to December 31, 2015), pursuant to which we settled the existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines.  Although this agreement has not been renewed as of April 15, 2016, all benefits continue to be provided on the same terms.  From time to time, we have also entered into similar arrangements with certain airlines on an individual basis.  Historically, amounts paid under these agreements have not been material, and we do not expect any current agreement or any similar future agreements with the National Air Transportation Board or any airline to have a material effect on our results of operations.

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

Passenger charges are collected by the airlines and then paid to us on the basis of contracts entered into with each airline operating at our airports.  We cannot guarantee that all airlines will continue collecting the passenger charges for us.  Should one or more airlines stop collecting passenger charges for us, we would have to collect these charges directly ourselves, which would result in additional costs for us.

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

In addition, if any service providers were to halt operations at any of our airports, we could be required to seek a new provider of these services or to provide these services ourselves, either of which may result in increased costs and have an adverse impact on our results of operations.

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

Other Mexican airport operators contesting the assessment of similar property tax claims have been required to post surety bonds in connection with their challenge of those assessments.  If we are required to post similar surety bonds in the future, the terms of the surety bonds may restrict our ability to pay dividends or otherwise limit our flexibility.  In addition, if we are required to pay for additional state or municipal rights, we could face costs, limiting our flexibility and our ability to pay dividends.

Future changes in applicable laws with respect to property or other taxes could have an adverse effect on us.

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

On November 19, 2014 and March 3, 2015, proposed amendments to Article 115 of the Constitution to eliminate the exemption from the payment of property taxes for the use of public domain assets were filed before the Mexican House of Deputies (Cámara de Diputados).  The initiative was sent to the Constitutional Commission (Comisión de Puntos Constitucionales) of the House of Deputies for review.  As of April 15, 2016, no further legislative action had been taken with regard to this proposed amendment.  If adopted, this amendment could have a material impact on our business, results of operations, prospects and financial condition.

On October 27, 2015, an initiative to amend certain articles of the Mexican Airport Law was filed with the House of Deputies, in order to make a distinction between assets related to the provision of aeronautical services from assets destined to the provision of commercial services.  The proposed amendment includes the obligation to pay municipal taxes and to obtain municipal authorizations in connection with assets related to commercial activities and incorporates a new cause of revocation of concessions if the concessionaire fails to pay any taxes, including the municipal taxes that would become effective if the reform is adopted.  This initiative is being reviewed by the Transportation Commission (Comisión de Transportes) of the House of Deputies and, if approved, will be returned and submitted for approval with the House of Deputies.  As of April 15, 2016, the Transportation Commission has not

issued a determination.  However, if this amendment is adopted, we would incur additional costs to pay the corresponding taxes, and our current ability to develop commercial and diversification activities would be impacted.

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

For instance, on November 19, 2013, the Apodaca municipality executed an inspection order and closed the commercial premises located in the Monterrey airport, which include a strip mall, gas station and industrial park, because they did not have multiple licenses for ground use and/or construction.  A constitutional claim (juicio de amparo) lawsuit was filed against these acts challenging this shutdown and the constitutionality of the municipal order.  The court granted a provisional suspension ordering that municipal authorities remove the barriers and enable the businesses to continue operations.  On October 14, 2014, the District Court ruled in favor of the Monterrey airport.  On November 19, 2014, the Apodaca municipality filed an appeal before the Federal Circuit Court against the judgment, which is still outstanding.

On February 4, 2015, the Apodaca municipality filed an appeal (recurso de revisión) with the Federal District Circuit Court to exercise its competence to hear and determine the appeal against the October 14, 2014 judgment of the District Court.  On March 6, 2015, the First Chamber of the Mexican Supreme Court decided to consider exercising its competence to hear the appeal.

Moreover, in February 2014, the Apodaca municipality filed a constitutional controversy lawsuit against the federal government for its approval of the Monterrey airport’s 2011-2015 master development program as well as the authorization of the construction projects, including the Hilton Garden Inn Hotel, protected under amparo.  The Mexican Supreme Court agreed to hear the constitutional controversy claim but denied the Apodaca municipality’s petition for the suspension of the challenged authorizations.  However, this challenge was decided against the Apodaca municipality denying their petition to suspend the construction projects carried out at the Monterrey airport under the master development program.

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

Natural disasters may impede or cause the suspension of operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports.  Any of these events could reduce our passenger and cargo traffic volume.  The occurrence of natural disasters in the destinations that we serve could adversely affect our business, results of operations, prospects and financial condition.

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

We are exposed to risks generally associated with properties rented to third parties, such as a decline in rental market demand, occupancy rates or rent levels, non-payment of minimum rent and royalties by tenants or a weakening of the real estate market.  Moreover, our real estate assets are located on or adjacent to our airports and serve a particular sector of the rental market, thus exposing us to fluctuations in this specific market.  Any of these risks could adversely affect the profitability of our real estate development activities and, consequently, our business, results of operations, prospects and financial position.

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

To allow the future expansion of the Monterrey airport, in February and June 2007, March and May 2008, July and December 2009 and February, July and December 2010, we completed acquisitions of land surrounding the airport with an aggregate area of 777 hectares (3 square miles), including the construction of a second runway, for an aggregate price of Ps. 1,559,381 thousand (U.S.$ 121.3 million).  Improvements made to airport facilities at our expense may be recognized by the Mexican Bureau of Civil Aviation as part of the Company’s investment in the airport concession.  We received authorization from the Mexican Bureau of Civil Aviation to reallocate Ps. 386,538 thousand (amount expressed in nominal 2009 pesos) of our investment in this land to investments included in the 2011–2015 master development program for the Monterrey airport.  We are currently reviewing various possibilities for the recovery of the remaining land with the Mexican Bureau of Civil Aviation at a cost of Ps. 695,759 thousand (amount expressed in nominal 2009 pesos), which was not recognized under the 2016–2020 master development program for the Monterrey airport.  The remaining amount of the investments may not be recognized by the Ministry of Communication and Transportation in the future.

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

According to the Mexican Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) norm NOM-SEMARNAT-059-2010, mangroves are protected species, and it is a criminal offense to remove such species.  Within the grounds of our Acapulco and Zihuatanejo airports we have extended areas with mangroves, which may limit our potential to expand such airports.

The Mexican National Water Commission (Comisión Nacional del Agua) has the authority to restrict water use in some of our airports due to water shortage in the north of Mexico.  The Monterrey airport is affected by these regulations that could limit its future growth of infrastructure as well as its operations.  In order to mitigate the impact of these restrictions, we signed an indefinite-term contract to get water supply for this airport from the municipal network, effective as of September 2015.  However, future restrictions may be imposed affecting this or other of our airports located in that region and their access to the water required for future growth or their operations.

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

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration (“TSA”)) is responsible for screening checked baggage.  We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate compliance with the new baggage-screening guidelines.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening system since March 1, 2012.  On May 1, 2014, the Mexican Bureau of Civil Aviation published mandatory circular CO SA-17.2/10 R3, which requires that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process.

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

Risks Related to Our Shareholders

Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”), and Servicios de Tecnología Aeroportuaria, S.A. de C.V. (defined above), control our management, and their interests may differ from those of other shareholders.

As of the date of this report, CONOISA, successor in interest to Aeroinvest, S.A. de C.V. (“Aeroinvest”) (see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Aeroinvest’s Merger with CONOISA”) is the beneficial owner of 14.3% of our total capital stock.  CONOISA directly owns Series B shares representing 1.9% of our total capital stock and Series A shares of SETA representing 74.5% of its capital stock.  SETA in turn owns Series BB shares and Series B shares that collectively represent 16.7% of our capital stock.  SETA and CONOISA are each subsidiaries of Empresas ICA, S.A.B. de C.V. (“Empresas ICA”).  Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to our Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, our chief operating officer and our commercial director, and to elect three members of our Board of Directors.  SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders.  If at any time after June 14, 2015,

SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB, all of its special rights will remain in place.  On September 15, 2015, we, at the request of SETA, converted 9,034,000 of our Series BB shares held by SETA to Series B shares.  After this conversion, SETA’s shareholding of Series BB shares remains at 12.4%, and its special rights were not affected by this conversion.  The rights and obligations of SETA in our management are explained in “Item 7. Major Shareholders and Related-Party Transactions—Major Shareholders.”

The termination of the Technical Assistance Agreement would also trigger the conversion of SETA’s Series BB shares into Series B shares, resulting in the termination of all of SETA’s special rights.  So long as the Technical Assistance Agreement remains in effect and SETA continues to hold any Series BB shares, it also has the obligation to appoint and nominate the same directors and officers that it currently is entitled to appoint under our bylaws.  The Technical Assistance Agreement sets forth certain qualifications that members of our management appointed by them must have.  The Technical Assistance Agreement was extended for a term that ends on December 31, 2020 and will be automatically extended for successive one-year periods unless any party thereto elects otherwise, so long as each of CONOISA and Aéroports de Paris Management, S.A. (“ADPM”), individually retain at least 12.75% of SETA’s capital .  For further information on the renewal of the Technical Assistance Agreement, see “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements Relating to SETA.”

SETA’s continuing veto rights as holder of at least 7.65% of our capital stock in the form of Series BB shares and its right to nominate, appoint and remove certain directors and officers as holder of Series BB shares, which will continue for so long as it owns at least one Series BB share and the Technical Assistance Agreement remains in effect, could adversely impact our operations and constitute an obstacle for us to bring in a new strategic shareholder and/or operator.  Through the right to nominate, appoint and remove certain members of our senior management, SETA directs the actions of our management in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses.

The interests of SETA and CONOISA may differ from those of our other shareholders and can be contrary to the preferences and expectations of our other shareholders.  SETA and CONOISA and the officers nominated or appointed by them may not exercise their rights in ways that favor the interests of our other shareholders.

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

On May 15, 2013, we filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”), which permits the selling shareholder named therein, Aeroinvest (currently CONOISA), to offer, from time to time, up to 100,000,000 Series B shares, directly or in the form of ADSs.  On July 12, 2013, Aeroinvest (currently CONOISA) sold 69,000,000 shares, representing approximately 17.25% of our total capital stock.

During 2015, Aeroinvest (currently CONOISA) sold approximately 3.02% of outstanding Series B shares through a block trade on the Mexican Stock Exchange to a third party through Barclays Bank, PLC, and during 2016, CONOISA made additional sales of approximately 1.1% of outstanding Series B shares.  Future sales of substantial amounts of our capital stock, or the perception that such future sales may occur, may depress the price of our Series B shares and ADSs.  See “Item 7. Major Shareholders and Related-Party Transactions—Major Shareholders—Arrangements Relating to CONOISA (as Successor in Interest to Aeroinvest).”

In addition, a number of our Series B shares had been granted as collateral under certain financing and derivatives transactions entered into by Aeroinvest (currently CONOISA), or an affiliate, with various creditors.  During the first quarter of 2016, the creditors in such transactions either exercised their right to sell or foreclose on the shares granted as collateral. As a result, this indebtedness was repaid in full, and Aeroinvest’s (currently CONOISA’s) holding of Series B shares decreased to 1.9% of our outstanding Series B shares.  See “Item 5. Operating and Financial Review and Prospects—Recent Developments—CONOISA’s Pledges of Series B Shares.”

As of the date of this report, none of the Series B shares directly held by CONOISA are pledged or granted as collateral.  However, any future pledge and subsequent sale of our shares may lead to a decline in the price of our Series B shares and ADSs.  The price of our Series B shares and ADSs may not recover from any such decline in value.

Risks Related to Mexico

Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico will adversely affect our business and results of operations.

In 2013, 2014 and 2015, domestic terminal passengers have represented approximately 86.2%, 86.4% and 86.0%, respectively, of the passenger traffic volume in our airports.  In addition, all of our assets are located, and all of our operations are conducted, in Mexico.  Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in Mexico.  As a result, our business, financial condition and results of operations could be adversely affected by any deterioration of the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico or by other negative political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange-rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

In 2013, GDP increased by 1.1%, and inflation was 4.0%.  In 2014, GDP increased by 2.6%, and inflation was 4.1%.  In 2015, GDP increased by 2.5%, and inflation was 2.1%.

During 2015, average reference interest rates in Mexico increased by 7.2% compared to 2014.  The annualized interest rates on 28-day short-term Mexican treasury bills, or Cetes (Certificados de la Tesorería de la Federación), averaged approximately 4.2%, 4.2%, 3.8%, 3.0% and 3.0% for 2011, 2012, 2013, 2014 and 2015, respectively.  To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume.  From December 31, 2013 to December 31, 2014, the peso depreciated by approximately 12.6%, from Ps. 13.10 per U.S.$ 1.00 on December 31, 2013, to Ps. 14.75 per U.S.$ 1.00 on December 31, 2014.  From December 31, 2014 to December 31, 2015, the peso depreciated by approximately 16.6%, from Ps. 14.75 per U.S.$ 1.00 on December 31, 2014, to Ps. 17.20 per U.S.$ 1.00 on December 31, 2015.  The peso continued to depreciate, reaching Ps. 17.56 per U.S.$ 1.00 on April 15, 2016.

A depreciation of the peso affects our business in the following ways:  (i) international passengers and international flights pay tariffs reported in U.S. dollars, while these tariffs are generally collected in Mexican pesos up to 60 days following the date of each flight; thus, any depreciation of the Mexican peso has a positive impact on our results from operations, which are reported in Mexican pesos; and (ii) we have financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos thus causing foreign exchange losses.  As of December 31, 2015, we had U.S.$ 14.2 million of liabilities denominated in U.S. dollars, representing 5.2% of our debt.

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

The main result of the tax reforms was the elimination of a previously recognized deferred Business Flat Tax liability and the recognition of deferred asset taxes based only on the Corporate Income Tax at a number of our airports representing Ps. 339,325 thousand.  We cannot predict the impact that future federal tax legislation reforms in Mexico may have on our financial condition and results of operations.

Economic developments in other countries may affect us.

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

In addition, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States.  Therefore, an economic downturn in the United States will significantly adversely impact the Mexican economy.  The market value of our securities may be adversely affected by events elsewhere.

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

Investment by SETA and Its Affiliates

In 2000, as part of the first stage of our privatization, the Mexican government sold Series BB shares to SETA in a public bidding process.  Pursuant to this transaction, SETA paid the Mexican government a total of Ps. 864,055,578 (amount in nominal pesos, excluding interest) (U.S.$ 76.0 million based on the exchange rate in effect on the date of SETA’s bid) in exchange for:

•                 all of our Series BB shares, which, following the conversion of Series BB shares described under “Item 5. Operating and Financial Review and Prospects—Recent Developments,” currently represent 12.4% of our outstanding capital stock;

•                 an option to acquire from the Mexican government shares currently representing 35.3% of our capital stock (which subsequently was assigned to and exercised by Aeroinvest (currently CONOISA), a principal shareholder of SETA);

•                 an option to subscribe for up to 3% of newly issued Series B shares (1% of which expired unexercised on June 14, 2005, and 2% of which was exercised in September 2006); and

•                 the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including SETA) (the “Participation Agreement”), a 15-year Technical Assistance Agreement setting forth SETA’s right and obligation to provide technical assistance to us in exchange for an annual fee and a shareholders’ agreement under terms established during the public bidding process.  These agreements are described in greater detail under “Item 7. Major Shareholders and Related-Party Transactions.”

SETA’s current shareholders are:

•                 CONOISA, which owns 74.5% of SETA.  CONOISA is a subsidiary of Empresas ICA.  CONOISA also directly owns Series B shares representing 1.9% of our total capital stock.  Based on data from the Mexican Chamber of the Construction Industry (Cámara Mexicana de la Industria de la Construcción) and the Mexican National Institute of Statistics and Geography, Empresas ICA, the parent of CONOISA, is the largest engineering, procurement and construction company in Mexico and the largest provider in Mexico of construction services to both public- and private-sector clients.  Empresas ICA’s principal lines of business are the construction of infrastructure facilities, as well as industrial, urban, and housing construction and it has increased its participation in construction-related businesses both in Mexico and in foreign markets, such as infrastructure operations and mining services.  In addition, Empresas ICA is engaged in the development and marketing of real estate, the construction, maintenance and operation of highways, social infrastructure and tunnels and in the management and operation of water supply systems and solid waste disposal systems.  Empresas ICA is listed on the Mexican Stock Exchange and the New York Stock Exchange.

•                 ADPM, which owns 25.5% of SETA.  ADPM is a wholly-owned subsidiary of Aéroports de Paris, S.A. (“Aéroports de Paris”), a French company recognized as a leading European airport group.  Aéroports de Paris was previously the direct owner of the 25.5% participation in SETA until August 2006 when it transferred its participation in SETA to ADPM.  For more than 40 years, Aéroports de Paris has operated the Charles de Gaulle and Orly airports in France, managing 95.4 million passengers in 2015.  Aéroports de Paris is listed on the Eurolist Market of Euronext Paris S.A.

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2015 amounted to approximately Ps. 97,818 thousand.  This agreement is more fully described in “Item 7. Major Shareholders and Related-Party Transactions.”

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

Master Development Programs and Capital Expenditures

Master Development Program

Every five years, we are required to submit to the Ministry of Communications and Transportation for approval a master development program for each of our concessions describing, among other matters, our traffic forecasts for the following 15 years, and detailed expansion, modernization and major and minor maintenance plans for the following five years.  Each master development program is required to be updated and resubmitted for approval to the Ministry of Communications and Transportation every five years.  Upon such approval, the master development program is binding for the following five years and deemed to constitute part of the relevant concession.  Any major construction, renovation or expansion of an airport generally may only be made pursuant to a concession holder’s master development program and upon approval by the Ministry of Communications and Transportation.  In December 2010, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2011 to 2015 period, and in December 2015, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2016 to 2020 period.  These five-year master development programs will be in effect from January 1, 2016 until December 31, 2020, and we will be required to comply with them on a year-by-year basis.

The following table sets forth our committed investments under our master development programs by airport for 2011 through 2015.  Figures are updated based on the Producer Price Index (excluding fuel):

Committed Investments Under Master Development Programs by
Airport for 2011 through 2015

	For the Year Ended December 31,
	2011	2012	2013	2014	2015	Total 2011–2015
	(in thousands of pesos)
Acapulco	33,679	65,554	62,983	127,276	34,714	324,206
Ciudad Juárez	19,587	40,638	97,339	21,259	17,265	196,088
Culiacán	60,098	60,875	100,333	78,243	60,487	360,036
Chihuahua	26,591	40,571	60,761	16,122	11,658	155,703
Durango	40,887	24,816	13,265	24,113	4,245	107,326
Mazatlán	21,764	31,115	54,470	113,128	31,603	252,080
Monterrey	296,690	99,547	268,235	272,411	130,006	1,066,889
Reynosa	36,833	42,827	38,585	28,034	6,962	153,241
San Luis Potosí	21,587	23,136	61,203	56,010	46,580	208,516
Tampico	35,537	51,423	49,833	19,589	14,886	171,268
Torreón	34,730	15,096	39,451	27,945	4,681	121,903
Zacatecas	20,130	43,217	28,988	11,630	12,653	116,618
Zihuatanejo	19,697	51,188	28,914	54,844	29,963	184,606
Total	667,810	590,003	904,360	850,604	405,703	3,418,480

The following table sets forth our committed investments under our master development programs by category for 2011 through 2015.  Figures are updated based on the Producer Price Index (excluding fuel):

Committed Investments Under Master Development Programs by
Category for 2011 through 2015

	For the Year Ended December 31,
	2011	2012	2013	2014	2015	Total 2011–2015
	(in thousands of pesos)
Terminals	56,655	86,999	202,709	258,496	77,949	682,808
Runways and aprons	82,559	170,004	314,747	286,399	169,599	1,023,308
Machinery and equipment	172,402	83,135	210,540	152,113	58,964	677,154
Baggage-screening system – investments	163,443	17,367	7,505	3,537	60,158	252,010
Security – investments	55,821	153,565	65,623	48,350	22,728	346,087
Other	136,930	78,933	103,236	101,709	16,305	437,113
Total	667,810	590,003	904,360	850,604	405,703	3,418,480

The following table sets forth our current committed investments under our master development programs by airport for 2016 through 2020:

Committed Investments Under Master Development Programs by
Airport for 2016 through 2020

	For the Year Ended December 31,
	2016	2017	2018	2019	2020	Total 2016–2020
	(in thousands of pesos)
Acapulco	233,671	198,421	136,300	31,510	8,357	608,259
Ciudad Juárez	41,511	14,240	23,720	73,319	16,219	169,009
Culiacán	41,171	29,938	28,440	50,656	50,279	200,484
Chihuahua	182,042	148,970	18,257	91,356	19,485	460,110
Durango	32,046	19,120	22,005	68,363	2,495	144,029
Mazatlán	26,803	33,753	32,866	25,140	10,851	129,413
Monterrey	358,557	338,718	350,074	183,855	89,068	1,320,272
Reynosa	179,720	147,759	17,176	9,302	8,697	362,654
San Luis Potosí	32,326	174,283	174,043	15,338	1,945	397,935
Tampico	61,123	101,450	113,850	12,306	14,301	303,030
Torreón	32,642	21,361	15,026	16,324	50,313	135,666
Zacatecas	27,888	8,455	31,904	6,039	24,795	99,081
Zihuatanejo	102,912	60,736	22,852	22,920	100,800	310,220
Total	1,352,412	1,297,204	986,513	606,428	397,605	4,640,162

The following table sets forth our current committed investments under our master development programs by category for 2016 through 2020:

Committed Investments Under Master Development Programs by
Category for 2016 through 2020

	For the Year Ended December 31,
	2016	2017	2018	2019	2020	Total 2016–2020
	(in thousands of pesos)
Capacity and quality projects	621,380	901,030	603,953	279,927	136,636	2,542,926
Projects to meet ICAO directives	61,857	69,918	21,692	12,915	7,610	173,992
Facilities for disabled passengers	5,130	3,870	1,144	2,690	510	13,344
Environmental projects	29,958	6,713	3,957	2,775	1,410	44,813
Projects requested by competent authorities	4,433	958	15,952	25,676	0	47,019
Runways and aprons	144,626	67,590	113,218	121,691	93,684	540,809
Machinery and equipment	158,623	87,595	72,331	91,027	35,166	444,742
Operative standards equipment	81,737	31,550	15,342	15,385	10,203	154,217
Security – investments	34,993	36,572	25,665	34,249	21,583	153,062
Information systems – investments	77,080	29,788	83,574	6,386	2,871	199,699
Baggage-screening system – investments	61,469	12,338	16,694	3,906	84,285	178,692
Other	71,126	49,282	12,991	9,801	3,647	146,847
Total	1,352,412	1,297,204	986,513	606,428	397,605	4,640,162

Expenditures Under the Master Development Programs and Other Strategic Capital Expenditures

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

In addition to investments in our master development programs, we have also invested in commercial, real estate and other business opportunities, including our investment in hotels in Terminal 2 of the Mexico City International Airport and in the Monterrey airport, as well as our industrial park in the Monterrey airport.

The following table sets forth our actual capital expenditures, including capital expenditures made pursuant to our master development programs and other strategic capital expenditures by airport for 2013 through 2015:

Actual Capital Expenditures by Airport for 2013 through 2015

	For the Year Ended December 31,
	2013	2014	2015
	(in thousands of pesos)
Acapulco	50,246	60,496	84,354
Ciudad Juárez	11,548	15,194	11,391
Culiacán	20,833	45,264	35,579
Chihuahua	22,099	17,131	3,933
Durango	23,959	16,451	4,948
Mazatlán	15,779	69,158	43,502
Monterrey	85,737	44,869	73,221
Reynosa	18,297	10,416	6,384
San Luis Potosí	84,355	16,777	4,760
Tampico	7,006	13,801	9,691
Torreón	14,717	12,733	14,849
Zacatecas	26,545	14,125	10,488
Zihuatanejo	27,561	20,301	60,483
Other	35,789	79,716	184,762
Total	444,471	436,432	548,346

The following table sets forth our actual capital expenditures by category across all of our airports for 2013 through 2015:

Actual Capital Expenditures by Category for 2013 through 2015

	For the Year Ended December 31,
	2013	2014	2015
	(in thousands of pesos)
Terminals	171,747	183,250	255,086
Runways and aprons	82,526	62,466	45,939
Machinery and equipment	28,767	36,916	21,491
Investments in new business ventures	707	73,771	126,082
Other	160,724	80,029	99,748
Total	444,471	436,432	548,346

For the year ended December 31, 2015, our capital expenditures totaled Ps. 548,346 thousand.  Our capital expenditures for 2015 were dedicated primarily to our committed investments pursuant to our master development programs.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Uses of Capital” for a further discussion on our actual expenditures made during 2013, 2014 and 2015 and their classification in our consolidated financial statements for such periods.

Our capital expenditures from 2013 through 2015 were allocated to the following types of investments at the majority of our airports:

•                 Terminals.  We remodeled and performed expansion projects at our airports to improve our departure lounges, baggage-claim and arrival areas, lighting and air conditioning systems, office spaces, taxi and other ground transportation.

•                 Paved surfaces.  We performed major rehabilitation work on our runways, taxiways and service roads, including lighting systems, to meet and in certain cases exceed ICAO standards.  We also expanded several aircraft apron areas and built new taxiways.  In addition, we carried out an infrastructure improvement and expansion project in our parking facilities.

•                 Machinery and equipment.  We invested in machinery and equipment such as aircraft-approved fire-extinguishing vehicles, emergency back-up electricity generators, metal detectors and other security-related equipment, rescue equipment, vehicles, elevators, escalators and public information systems, among others.

•                 Baggage-screening system – investments.  We purchased and installed screening equipment in all of our airports to facilitate compliance with the new baggage-screening guidelines to undergo a comprehensive screening process for the detection of explosives.

•                 Hilton Garden Inn Hotel at the Monterrey airport.  We invested in the construction of the Hilton Garden Inn Hotel at the Monterrey airport, which started operations on August 27, 2015.

•                 OMA-VYNMSA Industrial Park at the Monterrey airport.  We invested in the urbanization of the OMA-VYNMSA industrial park located in the Monterrey airport, as well as in the construction of the first 5,000 square meters (53,820 square feet) of space for industrial warehouse inaugurated on March 20, 2015.

BUSINESS OVERVIEW

Our Operations

Through our subsidiaries, we hold concessions to operate, maintain and develop 13 airports in Mexico, which are concentrated in the country’s central and northern regions.  Each of our concessions has a term of 50 years beginning on November 1, 1998.  The term of each of our concessions may be extended by the Ministry of Communications and Transportation under certain circumstances for up to 50 additional years.  The terms of our concessions also include the right to occupy, use and improve the land appurtenant to our airports, which we do not own and which will revert to the Mexican government upon the termination of our concession.  As operator of the 13 airports under our concessions, we charge fees to airlines, passengers and other users for the use of the airports’ facilities.  We also derive rental and other income from commercial and diversification activities conducted at our airports, such as the leasing of space to restaurants and retailers, the operation of parking facilities, the operation of the NH Terminal 2 Hotel and the Hilton Garden Inn Hotel at the Monterrey airport, among others.

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

According to figures published by the Mexican Bureau of Civil Aviation, our total aviation passenger traffic accounted for approximately 14.8% of all arriving and departing total aviation passengers in Mexico in 2015.

In 2015, we recorded revenues of Ps. 4,492,659 thousand (U.S.$ 259.1 million) and consolidated net income of Ps. 1,236,637 thousand (U.S.$ 71.3 million), the sum of our aeronautical and non-aeronautical revenues was Ps. 4,144,671 thousand (U.S.$ 239.0 million) and our airports handled approximately 16.9 million terminal passengers, an increase of 15.2% with respect to the 14.7 million terminal passengers handled in 2014.

Our airports serve several major international routes, including Monterrey-Houston, Monterrey-Dallas, Monterrey-Atlanta, Monterrey-Las Vegas, Mazatlán-Los Angeles, Mazatlán-Phoenix and Zihuatanejo-Los Angeles.  Our airports also serve several other major international destinations, including Dallas, Chicago, San Antonio, Los Angeles, Miami, Detroit and New York in the United

States and Panama City.  In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada.  Our airports also serve major domestic routes, including Monterrey-Mexico City, which was the country’s busiest domestic route in 2015, with approximately 3.2 million total passengers (including passengers flying directly to the nearby airport of Toluca, which are counted together with those flying to Mexico City), according to the Mexican Bureau of Civil Aviation.  Other major domestic routes served by our airports include Cancún-Monterrey, Mexico City-Chihuahua and Guadalajara-Monterrey, with approximately 897,405, 646,963 and 548,710 total passengers, respectively, in 2015 according to the Mexican Bureau of Civil Aviation.

Our international traffic in 2015 increased by 18.4% compared to 2014, principally as a result of Volaris’ new Durango-Chicago route, American Airlines’ new Mazatlán-Los Ángeles and Monterrey-Miami routes, Aeroméxico’s new Monterrey-Miami route, Interjet’s new Monterrey-Habana route and United Airlines’ new Zihuatanejo-Chicago route.

Monterrey and its metropolitan area is the third largest city in Mexico based on population, with a population of approximately 4,653,458.  Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s eighth largest state based on population.  It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities.  Business travelers account for a substantial portion of passengers at the Monterrey airport.  The airport is our leading airport based on passenger traffic volume, air traffic movements and contribution to revenues and ranked as the fourth busiest airport in Mexico based on passenger traffic volume in 2015, according to data published by the Mexican Bureau of Civil Aviation.  In 2015, our Monterrey airport accounted for approximately 50.0% of our terminal passenger traffic, 44.5% of our total revenues and 46.5% of the sum of our aeronautical and non-aeronautical revenues.

Three of our airports, Acapulco, Mazatlán and Zihuatanejo, serve popular Mexican tourist destinations.  Of these tourist destinations, Acapulco and Mazatlán are the largest, with Acapulco constituting Mexico’s 20th largest international tourist destination and Mazatlán the 18th largest based on the number of visitors in 2015, according to the Mexican Bureau of Civil Aviation.  Acapulco is a principal port of call for cruise ships.  In 2015, the Acapulco, Mazatlán and Zihuatanejo airports collectively accounted for 12.7% of our aggregate terminal passengers, 15.6% of our total revenues and 12.5% of the sum of our aeronautical and non-aeronautical revenues.

Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity, with such diverse economic activities as mining (the Durango and Zacatecas airports), maquiladora manufacturing (the Chihuahua and Torreón airports), petroleum and chemical production (the Tampico airport), agriculture and livestock (the Culiacán airport) and transportation and logistics (the San Luis Potosí airport).  In 2015, these seven regional airports collectively accounted for 29.2% of our aggregate terminal passengers, 26.2% of our total revenues and 26.4% of the sum of our aeronautical and non-aeronautical revenues.

The remaining two airports in the group, the Ciudad Juárez and Reynosa airports, serve cities situated along the border of Mexico and the United States.  Both Ciudad Juárez and Reynosa are popular entry points to the United States.  In 2015, the Ciudad Juárez and Reynosa airports collectively accounted for 8.1% of our aggregate terminal passengers, 6.7% of our total revenues and 6.8% of the sum of our aeronautical and non-aeronautical revenues.

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

In November 2012, as part of our diversification activities, we signed a strategic alliance agreement with VYNMSA Desarrollo Inmobiliario, S.A. de C.V. (“VYNMSA”), to build and operate an industrial park at the Monterrey airport.  As part of this strategic alliance, 32.4 hectares (0.13 square miles) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park.  The first phase of the industrial park, which was inaugurated on March 20, 2015, included urbanization works and the construction of a 5,000-square-meter (53,820-square-foot) warehouse, for which we signed a 40-month lease agreement that includes a 2,400-square-meter (25,833-square-foot) expansion.  Additionally, we have entered into a 42-month lease agreement for a 5,000-square-meter (53,820-square-foot) warehouse that is under construction as of the date of this report.

We also have an investment with Grupo Hotelero Santa Fe, S. de R.L. de C.V. (“Grupo Hotelero Santa Fe”), a Mexican hospitality investment and operating company, to develop and operate a 134-room hotel at the Monterrey airport under the Hilton Garden Inn brand.  The new hotel started operations on August 27, 2015.

We consider our hotel operations and the operation of our industrial park a key part of our diversification strategy to increase our non-aeronautical revenues.

The following table provides summary data for each of our 13 airports for the years ended December 31, 2013, 2014 and 2015:

	For the Year Ended December 31,
	2013						2014						2015
Airport	Terminal Passengers		Sum of Aeronautical and Non-Aeronautical Revenues (1)		Aeronautical and Non-Aeronautical Revenues per Terminal Passenger(2)		Terminal Passengers		Sum of Aeronautical and Non-Aeronautical Revenues(1)		Aeronautical and Non-Aeronautical Revenues per Terminal Passenger (2)		Terminal Passengers		Sum of Aeronautical and Non-Aeronautical Revenues(1)		Aeronautical and Non-Aeronautical Revenues per Terminal Passenger (2)
	(Number in millions)%		(in millions of pesos)%		(pesos)		(Number in millions)%		(in millions of pesos)%		(pesos)		(Number in millions)%		(in millions of pesos)%		(in pesos)
Metropolitan destination:
Monterrey	6.4	48.3	1,367.4	48.3	213.1		7.1	48.5	1,528.0	48.4%	214.4		8.5	50.0%	1,927.4	50.4%	227.8
Total metropolitan destination	6.4	48.3	1,367.4	48.3	213.1	(3)	7.1	48.5	1,528.0	48.4	214.4	(3)	8.5	50.0%	1,927.4	50.4%	227.8	(3)
Tourist destinations:
Acapulco	0.6	4.6	128.7	4.5	208.5		0.6	4.3	140.4	4.4	222.2		0.7	4.3%	166.2	4.3%	227.5
Mazatlán	0.7	5.5	170.8	6.0	233.5		0.8	5.4	185.8	5.9	235.4		0.9	5.0%	209.5	5.5%	245.5
Zihuatanejo	0.5	3.5	109.0	3.9	237.2		0.5	3.5	122.8	3.9	241.6		0.6	3.3%	142.5	3.7%	253.5
Total tourist destinations	1.8	13.6	408.5	15.4	225.9	(3)	1.9	13.1	448.9	14.2	232.7	(3)	2.1	12.7%	518.2	13.5%	241.5	(3)
Regional destinations:
Chihuahua	0.9	6.7	178.5	6.3	201.5		1.0	6.5	197.3	6.2	205.2		1.1	6.6%	236.2	6.2%	212.7
Culiacán	1.3	9.4	244.1	8.6	194.9		1.3	8.9	258.4	8.2	197.6		1.4	8.5%	295.9	7.7%	206.6
Durango	0.2	1.8	51.5	1.8	218.2		0.3	1.7	56.7	1.8	221.6		0.3	1.9%	72.3	1.9%	228.8
San Luis Potosí	0.3	2.0	80.1	2.8	306.1		0.4	2.5	102.0	3.2	272.8		0.4	2.6%	119.8	3.1%	269.6
Tampico	0.6	4.6	123.8	4.4	203.4		0.7	4.7	142.5	4.5	206.8		0.8	4.5%	167.0	4.4%	218.6
Torreón	0.5	3.5	101.4	3.6	217.0		0.5	3.6	114.7	3.6	218.9		0.6	3.3%	128.7	3.4%	231.2
Zacatecas	0.3	2.0	58.4	2.1	225.0		0.3	1.9	64.4	2.0	226.3		0.3	1.9%	76.3	2.0%	238.3
Total regional destinations	4.0	29.9	837.9	29.6	211.0	(3)	4.4	29.9	936.0	29.6	212.9	(3)	4.9	29.2%	1,096.1	28.7%	221.7	(3)
Border destinations:
Ciudad Juárez	0.7	5.3	135.2	4.8	192.3		0.8	5.2	149.0	4.7	193.8		0.9	5.1%	175.4	4.6%	203.1
Reynosa	0.4	3.0	79.3	2.8	202.3		0.5	3.2	96.0	3.0	203.4		0.5	3.0%	108.3	2.8%	213.5
Total border destinations	1.1	8.2	214.5	7.6	195.9	(3)	1.2	8.4	245.0	7.8	197.4	(3)	1.4	8.1%	283.7	7.4%	207.0	(3)
Sum of aeronautical and non-aeronautical revenues(1)	13.3	100	2,828.3	100	212.8	(3)	14.7	100	3,158.0	100	214.9	(3)	16.9	100	3,825.5	100.0%	226.1	(3)

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

See Note 26 to our consolidated financial statements for further information by segment.  The Company’s reportable segments under IFRS present its airports, the Terminal 2 NH Hotel and the Hilton Garden Inn Hotel, individually, and information about our holding company and service companies has been combined in the “other segments” line item, as they represent other business activities and are segments that are not required to be reported separately.  For purposes of analysis, segments, which are comprised of our two hotels and three individual airports, which have been grouped into four different regions according to their location:  metropolitan, tourist, regional and border airports.

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.  In, 2013, 2014 and 2015, aeronautical services revenues represented approximately 66.4%, 67.9% and 67.5%, respectively, of our total revenues and 74.0%,74.0% and 73.2%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

The current agreements between our airports and our principal airline customers provide that payments for passenger charges will be between 30 and 60 days after the invoice delivery date.  In 2015, the weighted average term of payment was 45 days.

International passenger charges are currently U.S. dollar-denominated but are collected in pesos based on the average exchange rate during the month prior to the flight, and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.  Domestic passenger charges are peso-denominated.  In 2013, 2014 and 2015, passenger charges represented approximately 81.7%, 81.7% and 82.3%, respectively, of our aeronautical services revenues, 54.2%, 55.5% and 55.6%, respectively, of our total revenues and 60.5%, 60.4% and 60.2%, respectively, of the sum of aeronautical and non-aeronautical revenues.  Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from all carriers including cargo carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services.  Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client.  In 2013, 2014 and 2015, these charges represented approximately 5.1%, 5.2% and 5.0%, respectively, of our aeronautical services revenues, 3.4%, 3.5% and 3.4%, respectively, of our total revenues and 3.8%, 3.8% and 3.6%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

We collect charges from carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo.  These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client.  Together with our aircraft parking, boarding and unloading charges described above, in 2013, 2014 and 2015, these charges represented approximately 4.3%, 4.5% and 4.5%, respectively, of our aeronautical services revenues, 2.9%, 3.1% and 3.1%, respectively, of our total revenues and 3.2%, 3.4% and 3.3%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles.  These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client.  In 2013, 2014 and 2015, these charges represented approximately 1.1%, 1.2% and 1.3%, respectively, of our aeronautical services revenues, 0.8%, 0.8% and 0.9%, respectively, of our total revenues and 0.8%, 0.9% and 0.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel.  These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight.  Independent subcontractors provide airport security services at our airports.  In 2013, 2014 and 2015, these charges represented approximately 1.2%, 1.2% and 1.2%, respectively, of our aeronautical services revenues, 0.8%, 0.8% and 0.8%, respectively, of our total revenues and 0.9%, 0.9% and 0.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

Several of our airline customers have also contributed to the enhanced security at our airports as they have adopted new procedures and guidelines established by the ICAO applicable to airlines.  Some measures adopted by the airlines included adding more points for verification of passenger identification, inspecting luggage prior to check-in and reinforcing controls over access to airplanes by various service providers (such as baggage handlers and food service providers).

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate compliance with the baggage-screening guidelines.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening system since March 1, 2012.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  On May 1, 2014 the Mexican Bureau of Civil Aviation published mandatory circular CO SA-17.2/10 R3, which requires that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus become subject to potential liability, if Mexican law changes in the future.

Complementary Service Providers

At each of our airports, we earn revenues from charging access and other fees from third-party providers, ramp-handling and baggage-handling services, catering services, aircraft security, providers of aircraft maintenance and repair and fuel.  These access fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of their total revenues.  We currently maintain contracts with 52 companies that provide the majority of these complementary services at our 13 airports.

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services.  If any service providers were to halt operations at any of our airports, we could be required to seek a new provider of these services or to provide these services ourselves.

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

Non-Aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services.  Our revenues from non-aeronautical services are principally derived from (i) commercial activities, such as the leasing of space in our airports to retailers, restaurants and other commercial tenants, maintaining parking facilities and advertising; (ii) diversification activities, such as hotel services, air cargo logistics services, operation and lease of the industrial park and real estate services; and (iii) complementary activities, which principally include the leasing of space to airlines and the baggage-screening system.

None of our revenues from non-aeronautical services are regulated under our maximum-rate price regulation system, though other authorities may regulate them.  For example, our parking facilities may be subject to certain municipal regulations.

As one of the main parts of our business strategy, we have prioritized increasing our non-aeronautical revenues, seeking new commercial, diversification and the development of complementary activities.  As a result of our efforts, our non-aeronautical revenues have increased as a percentage of our revenues.  In 2000, non-aeronautical revenues represented 12% of our total revenues, while in 2013, 2014 and 2015, non-aeronautical revenues accounted for approximately 23.3%, 23.9% and 24.7% of our total revenues, respectively.  Non-aeronautical revenues represented 26.0%, 26.0% and 26.8% in 2013, 2014 and 2015, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Revenues from Commercial Activities

As another main part of our business strategy to enhance our non-aeronautical revenues, we have prioritized increasing our revenues from commercial activities in our airports through the development and promotion of the “OMA” brand, including the “OMA Plaza” retail brand, as well as the development and promotion of the commercial services described below.  As a result of our efforts, our revenues from commercial activities increased by 20.7% in 2015 as compared to 2014, primarily as a result of the following initiatives:

•

Expanding and reconfiguring the commercial space available in our airport terminals. In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase passengers’ exposure to the commercial businesses operating in our airports. As a result, between 2000 and 2015, we increased the total area available for commercial activity in our 13 airports by approximately 99.0%, and have more than quadrupled the commercial area in the Monterrey airport.

•

Renegotiating agreements with terminal tenants to be more consistent with market practice. We have also improved our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports. We estimate, based on the nature of our tenant operations, that approximately 58.0% of our commercial space is suitable for royalty-based leasing arrangements. As of December 31, 2015, substantially all of the eligible contracts were represented by royalty-based leasing arrangements.

•

Improving the quality of retail offerings in our airports. Historically, commercial tenants in our terminals consisted of small, often similar, local businesses offering goods and services of limited variety. We have leased redesigned space formerly occupied by such tenants, as well as newly available space, to more established, internationally recognized businesses in order to improve the quality, diversity and brand recognition of commercial goods and services available to our passengers, which we believe, based in part on market surveys conducted at several of our airports, will increase the sales revenues of our commercial tenants, thereby increasing our revenues from commercial activities. As a result, our food and beverage service tenants currently offer internationally recognized brands such as Denny’s, Starbucks, Johnny Rockets, Carl’s Jr and Krispy Kreme. In order to promote commercial development at all of our airports, we encourage commercial tenants to lease bundles of commercial spaces among multiple airports that we operate.

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

Commercial activities in each of our airports currently consist of the following:

•

Parking facilities. Our concessions provide us the right to operate the car parking facilities at all of our airports. Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they are subject to the regulatory oversight of the Ministry of Communications and Transportation. In November 2015, we added 216 parking spaces in the long-term parking lot in Terminal A of the Monterrey airport. This additional capacity benefits our customers offering more comfortable facilities. This parking lot is 100% covered.

•

Advertising. In 2002, we entered into a contract with a subsidiary of Corporación de Medios Integrales, S.A. de C.V., or CMI, pursuant to which we have developed a greater number of and more strategically located billboards, screens (projection and plasma) and other advertising space at our airports. Under the agreement, CMI places advertising in our airports and we collect a percentage of the revenues that CMI receives from individual advertisers. We also entered into contracts with SSL Digital, S.A. de C.V. (“SSL”), in 2014, Impactos Frecuencia y Cobertura en Medios, S.A. de C.V., in 2013, and ISA Corporativo, S.A. de C.V., at the end of 2011 to develop alternative advertising. On January 1, 2016, we signed a new lease and advertising services agreement with SSL, effective as of January 1, 2016 through December 31, 2024, as part of our initiative to modernize advertising services and increase revenues from this line of business. The agreement sets forth a minimum guaranteed consideration for us and a 60% participation in the revenues generated by SSL in our airports.

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

•	Time-share marketing and hotel promotion. We receive revenues from time-share developers and hotels to whom we rent space in our airports for the purpose of marketing and sales of time-share units.

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

•

VIP Lounges. We lease space for the OMA Premium Lounge and American Express-Centurion VIP Lounge, which provide their frequent flyers a luxury waiting lounge with comfortable seating, Internet service, television and free newspapers, among other amenities.

Revenues from Diversification Activities

To enhance our non-aeronautical revenues, we are also focusing our business strategy on generating new services and products to diversify our revenue sources, such as hotel services, air cargo logistics services and real estate services.  We plan to develop land not intended for aeronautical purposes at our airports for industrial, logistical or commercial uses that are directly or indirectly related to airport activities in order to strengthen the airports’ role as focal points of economic development in the cities where they are located.  As a result of our efforts, our revenues from diversification activities increased by 38.4% in 2015 as compared to 2014, primarily as a result of the following initiatives:

•

Developments at Mexico City International Airport. In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease agreement with Mexico City International Airport that expires in 2029. A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%. The Terminal 2 NH Hotel opened in August 2009. For the year ended December 31, 2015, total revenues amounted to Ps. 212,488 thousand, and annual average occupancy increased to 80.5% from 79.6% in 2014. In 2015, the annual average rate per room was Ps. 1,968.

•

Hotel at Monterrey Airport. In July 2013, we, through our subsidiary OMA Logística, signed an agreement with Grupo Hotelero Santa Fe, a Mexican hospitality investment and operating company, to develop and operate a 134-room hotel at the Monterrey airport under the Hilton Garden Inn brand through an investment of which OMA Logística holds 85% and Grupo Hotelero Santa Fe holds 15%. The Hilton Garden Inn at the Monterrey airport includes a restaurant and bar, business centers and a fitness center and is easily accessible from Terminals A and B of the airport. The net investment in the construction of the hotel was Ps. 139,223 thousand. Since its opening on August 27, 2015 until the end of 2015, the hotel generated revenues of Ps. 16,882 thousand, exceeding our initial expectations, and the annual average capacity during such period was 47.9%. In 2015, the annual average rate per room was Ps. 1,667.

•

OMA Carga Operations. We have bonded warehouses and provide cargo logistics services, which include handling, maneuvers, loading and unloading, x-ray screening of exports and temporary warehousing, that operate at the Monterrey, Ciudad Juárez and Chihuahua airports. Total revenues derived from the Monterrey facility increased by 131% to Ps. 104,691 thousand, in comparison to revenues from 2014. This increase resulted from an increase in the applicable tariffs as well as a 47.1% increase in cargo volumes, which in turn resulted from the implementation of a new strategy to provide services to bonded transit operations, which arrive at the bonded warehouse by land.

•

Shopping Center and Office Plaza. Located in the outside areas of Terminal A of the Monterrey airport, the shopping center and office plaza consists of two-story building with commercial space on the lower level and office space for rent on the upper level.

•	Office Center for Cargo Logistics Agents. Leasing of 1,500 square meters (16,146 square feet) of space at the Monterrey airport with an occupancy rate of 100.0% as of December 31, 2015.

•

Gasoline Service Station at Monterrey Airport. In December 2012, a gasoline service station within the Monterrey airport began operations. The 2,500 square meters (26,910 square feet) of land on which the service station is located is identified for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Pemex Refining, for a renewable term of 15 years. Grupo ORSAN is responsible for the operation of and all investments in the service station. In 2015, the leasing of this land to Grupo ORSAN generated revenues of Ps. 1,840 thousand.

We continuously evaluate new business opportunities to grow our revenues, and as part of our expansion plans in terms of diversification activities, we have been developing the following project that we expect to generate additional revenues in the following years:

•

Strategic Alliance with VYNMSA. In November 2012, we, through our subsidiary OMA Logística, signed a strategic alliance agreement with, to build and operate an industrial park at the Monterrey airport, through the company OMA VYNMSA Aero Industrial Park, S.A. de C.V. (in which OMA Logística has a 51% ownership interest and VYNMSA has a 49% ownership interest). As part of this strategic alliance, 32.4 hectares (0.13 square miles) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park. The first phase of the industrial park, which was inaugurated on March 20, 2015, included urbanization works and the construction of a 5,000-square-meter (53,820-square-foot) warehouse, for which we signed a 40-month lease agreement that includes a 2,400-square-meter (25,833-square-foot) expansion. Additionally, we already have entered into a 42-month lease agreement for a 5,000-square-meter (53,820-square-foot) warehouse that is under construction as of the date of this report.

Revenues from Complementary Activities

Our complementary activities generated 16.0% of our non-aeronautical revenues in 2015.  These include:

•

Leasing of space. Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

•

Baggage-Screening Services. The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006 and all domestic commercial flights as of July 2006 to undergo a comprehensive screening process for the detection of explosives. We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate our airline customers’ compliance with the new baggage-screening guidelines. We negotiated an increase to maximum rates as of 2013 with the Mexican Bureau of Civil Aviation to take into account the maintenance costs of baggage-screening systems in all of our airports required by mandatory circular CO SA-17.2/10 R3. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Increases in Maximum Rates Associated with Baggage-Screening Services.” Our subsidiary Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening systems at our airports since March 1, 2012. In 2015, our revenues from the operation of checked-baggage screening system service, which are not subject to maximum rates, amounted to Ps. 99,974 thousand.

•

Non-Permanent Ground Transportation. Our revenues from providers of ground transportation services deemed “nonpermanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

•

Access Rights.  Revenues that we derive from granting access rights to taxi drivers and other transportation providers to pick up passengers at the terminal buildings in our airports, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

Our Airports

In 2013, 2014 and 2015, our airports served a total of approximately 13.3 million, 14.7 million and 16.9 million terminal passengers, respectively.  All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table sets forth the percentage of terminal passenger traffic generated at our airports per type of destination during 2013, 2014 and 2015:

	Percentage of Total Passenger Traffic
Type of Destination	2013	2014	2105
Metropolitan (Monterrey)	48.3%	48.5%	50.0%
Tourist (Acapulco, Mazatlán and Zihuatanejo)	13.6%	13.1%	12.7%
Border (Ciudad Juárez and Reynosa)	8.2%	8.4%	8.1%
Regional (Culiacán, Chihuahua, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas)	29.9%	29.9%	29.2%

The following tables set forth the passenger traffic volume presented in amounts of (i) total passengers, (ii) terminal departing and arriving passengers and (iii) transit passengers, for each of our airports for the periods indicated:

Passenger Traffic

	For the Year Ended December 31,
	2011			2012			2013			2014			2015
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	596,326	5,284	601,610	546,951	3,469	550,420	617,079	11,896	628,975	631,570	14,319	645,889	730,382	5,420	735,802
Ciudad Juárez	673,364	19,865	693,229	699,394	19,263	718,657	702,904	20,395	723,299	769,029	12769	781,798	863,760	13153	876,913
Culiacán	1,070,706	50,485	1,121,191	1,168,380	42,857	1,211,237	1,252,235	39,903	1,292,138	1,307,717	24045	1,331,762	1,432,315	4930	1,437,245
Chihuahua	782,133	21,941	804,074	855,129	21,137	876,266	885,659	20,097	905,756	961,538	22128	983,666	1,110,513	23631	1,134,144
Durango	227,131	3,331	230,462	241,946	3,186	245,132	235,952	2,073	238,025	255,937	2957	258,894	315,835	5174	321,009
Mazatlán	722,492	25,618	748,110	669,407	21,210	690,617	731,297	23,012	754,309	789,234	19100	808,334	853,409	17176	870,585
Monterrey	5,582,794	59,122	5,641,916	6,105,910	42,107	6,148,017	6,417,755	35,790	6,453,545	7,128,531	28686	7,157,217	8,461,917	60260	8,522,177
Reynosa	216,599	426	217,025	302,934	640	303,574	392,206	742	392,948	472,027	957	472,984	507,186	838	508,024
San Luis Potosí	248,645	1,614	250,259	271,107	2,099	273,206	261,699	2,362	264,061	373,986	4265	378,251	444,469	1596	446,065
Tampico	548,083	1,742	549,825	594,797	5,549	600,346	608,813	8,611	617,424	688,893	15979	704,872	763,744	9747	773,491
Torreón	375,669	4,447	380,116	415,244	2,903	418,147	467,398	3,283	470,681	523,783	6629	530,412	556,449	7168	563,617
Zacatecas	248,029	749	248,778	265,264	836	266,100	259,677	1,006	260,683	284,625	1656	286,281	320,065	2817	322,882
Zihuatanejo	480,613	4,436	485,049	457,906	1,075	458,981	459,799	2,345	462,144	508,065	6727	514,792	562,099	6156	568,255
Total	11,772,584	199,060	11,971,644	12,594,369	166,331	12,760,700	13,292,473	171,515	13,463,988	14,694,935	160,217	14,855,152	16,922,143	158,066	17,080,209

(1)                                  Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).

(2)                                  Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	For the Year Ended December 31,
	2011			2012			2013			2014			2015
Terminal departing passengers:	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Acapulco	237,205	61,093	298,298	232,579	40,949	273,528	278,648	39,174	317,822	274,886	40,702	315,588	329,383	39,643	369,026
Ciudad Juárez	326,810	1,051	327,861	339,438	570	340,008	341,168	544	341,712	373,338	469	373,807	422,071	439	422,510
Culiacán	532,970	12,643	545,613	580,661	15,262	595,923	620,037	16,300	636,337	649,647	16,963	666,610	705,913	15,757	721,670
Chihuahua	350,642	39,779	390,421	383,173	43,082	426,255	396,488	45,894	442,382	424,021	55,237	479,258	488,509	66,048	554,557
Durango	98,780	12,659	111,439	103,273	14,742	118,015	103,045	12,923	115,968	110,107	16,470	126,577	139,890	16,113	156,003
Mazatlán	199,362	163,608	362,970	204,234	130,676	334,910	236,199	129,541	365,740	259,659	137,412	397,071	282,542	145,994	428,536
Monterrey	2,343,593	447,962	2,791,555	2,546,737	501,335	3,048,072	2,688,982	512,089	3,201,071	2,999,728	556,128	3,555,856	3,518,133	691,649	4,209,782
Reynosa	105,594	548	106,142	147,230	353	147,583	190,043	261	190,304	229,420	265	229,685	245,030	189	245,219
San Luis Potosí	81,004	42,694	123,698	79,557	55,929	135,486	76,408	53,975	130,383	121,913	63,540	185,453	144,976	75,117	220,093
Tampico	246,843	27,733	274,576	272,389	26,722	299,111	275,994	28,477	304,471	314,875	31,015	345,890	345,185	30,284	375,469
Torreón	160,864	25,336	186,200	175,251	30,451	205,702	206,272	27,324	233,596	235,919	27,218	263,137	253,366	27,594	280,960
Zacatecas	88,878	35,760	124,638	91,657	42,687	134,344	84,663	46,144	130,807	91,071	52,829	143,900	100,021	61,219	161,240
Zihuatanejo	142,524	98,732	241,256	138,185	91,923	230,108	141,423	91,123	232,546	142,767	108,393	251,160	159,121	119,679	278,800
Total	4,915,069	969,598	5,884,667	5,294,364	994,681	6,289,045	5,639,370	1,003,769	6,643,139	6,227,351	1,106,641	7,333,992	7,134,140	1,289,725	8,423,865

	For the Year Ended December 31,
	2011			2012			2013			2014			2015
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Acapulco	257,813	40,215	298,028	253,689	19,734	273,423	282,297	16,960	299,257	301,156	14,826	315,982	348,315	13,041	361,356
Ciudad Juárez	345,236	267	345,503	359,065	321	359,386	360,612	580	361,192	394,633	589	395,222	440,887	363	441,250
Culiacán	524,641	452	525,093	570,144	2,313	572,457	613,316	2,582	615,898	640,686	421	641,107	710,359	286	710,645
Chihuahua	362,790	28,922	391,712	397,479	31,395	428,874	409,847	33,430	443,277	443,627	38,653	482,280	509,752	46,204	555,956
Durango	108,632	7,060	115,692	114,779	9,152	123,931	111,471	8,513	119,984	120,603	8,757	129,360	153,140	6,692	159,832
Mazatlán	200,089	159,433	359,522	213,690	120,807	334,497	248,913	116,644	365,557	271,600	120,563	392,163	291,938	132,935	424,873
Monterrey	2,408,290	382,949	2,791,239	2,616,416	441,422	3,057,838	2,769,936	446,748	3,216,684	3,093,287	479,388	3,572,675	3,626,723	625,412	4,252,135
Reynosa	110,225	232	110,457	154,785	566	155,351	201,373	529	201,902	241,890	452	242,342	261,644	323	261,967
San Luis Potosí	87,091	37,856	124,947	89,390	46,231	135,621	89,808	41,508	131,316	140,521	48,012	188,533	169,231	55,145	224,376
Tampico	254,719	18,788	273,507	278,529	17,157	295,686	287,686	16,656	304,342	326,042	16,961	343,003	372,402	15,873	388,275
Torreón	163,404	26,065	189,469	178,550	30,992	209,542	205,680	28,122	233,802	233,710	26,936	260,646	248,776	26,713	275,489
Zacatecas	97,857	25,534	123,391	100,209	30,711	130,920	92,046	36,824	128,870	99,187	41,538	140,725	109,894	48,931	158,825
Zihuatanejo	152,476	86,881	239,357	148,135	79,663	227,798	146,895	80,358	227,253	157,268	99,637	256,905	173,799	109,500	283,299
Total	5,073,263	814,654	5,887,917	5,474,860	830,464	6,305,324	5,819,880	829,454	6,649,334	6,464,210	896,733	7,360,943	7,416,860	1,081,418	8,498,278

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2015:

Capacity(1) by Airport(2)

Airport	Peak Air Traffic Movements per Hour	Runway Capacity(3)	% Capacity Used
Acapulco	7	40	17.5
Ciudad Juárez	7	20	35.0
Culiacán	8	24	33.3
Chihuahua	8	40	20.0
Durango	4	40	10.0
Mazatlán	7	22	31.8
Monterrey	30	38	79.0
Reynosa	5	18	27.8
San Luis Potosí	5	20	25.0
Tampico	6	22	27.3
Torreón	6	20	30.0
Zacatecas	3	20	15.0
Zihuatanejo	7	20	35.0

(1)                                  Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).

(2)                                  2015 figures.

(3)                                  Air traffic movements per hour.

The following table sets forth the terminal capacity of each of our airports as of December 31, 2015:

Capacity(1) by Airport(2)

Airport	Peak Passenger Traffic Movements per Hour	Terminal Capacity(3)	% Capacity Used
Acapulco	489	967	50.6
Ciudad Juárez	651	621	104.8
Culiacán	799	938	85.2
Chihuahua	729	781	93.3
Durango	257	485	53.0
Mazatlán	732	1,570	46.6
Monterrey Terminal A	1,582	2,127	74.4
Monterrey Terminal B	933	1,371	68.1
Monterrey Terminal C	920	823	111.8
Reynosa	486	326	149.1
San Luis Potosí	339	479	70.8
Tampico	549	683	80.4
Torreón	395	545	72.5
Zacatecas	279	571	48.9
Zihuatanejo	789	945	83.5

(1)                                  Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).

(2)                                  2015 figures.

(3)                                  Passenger traffic during peak hours.

The following table sets forth the air traffic movements for each of our airports for the periods indicated:

Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
Acapulco	23,410	22,595	21,755	24,616	24,452
Ciudad Juárez	13,921	14,766	13,960	13,750	13,699
Culiacán	48,045	42,910	41,482	38,848	36,716
Chihuahua	33,856	32,129	30,390	30,462	31,336

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
Durango	19,508	19,117	17,734	16,660	17,556
Mazatlán	21,938	18,480	18,104	17,082	16,290
Monterrey	86,071	88,604	90,234	102,462	114,428
Reynosa	8,978	11,603	11,998	12,590	11,705
San Luis Potosí	21,432	21,396	19,092	21,780	20,891
Tampico	20,945	22,299	20,683	21,478	20,724
Torreón	15,998	16,806	16,311	16,820	16,587
Zacatecas	9,515	9,819	8,447	8,958	8,987
Zihuatanejo	12,385	11,538	10,788	11,688	11,685
Total	336,002	332,062	320,978	337,194	345,056

(1)                                  Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
Acapulco	25.5	24.2	28.4	25.7	29.9
Ciudad Juárez	48.4	47.4	50.4	55.9	63.1
Culiacán	22.3	27.2	30.2	33.7	39.0
Chihuahua	23.1	26.6	29.1	31.6	35.4
Durango	11.6	12.7	13.3	15.4	18.0
Mazatlán	32.9	36.2	40.4	46.2	52.4
Monterrey	64.9	68.9	71.1	69.6	73.9
Reynosa	24.1	26.1	32.7	37.5	43.3
San Luis Potosí	11.6	12.7	13.7	17.2	21.3
Tampico	26.2	26.7	29.4	32.1	36.9
Torreón	23.5	24.7	28.7	31.1	33.5
Zacatecas	26.1	27.0	30.7	31.8	35.6
Zihuatanejo	38.8	39.7	42.6	43.5	48.1
Average of all airports	35.0	37.9	41.4	43.6	49.0

(1)                                  Includes total passengers divided by total air traffic movements.

Air Traffic Movements by Aviation Category(1)

	For the Year Ended December 31,
	2014	2015
Commercial aviation	208,046	220,257
Charter aviation	829	926
General aviation and other	128,319	123,873
Total	337,194	345,056

(1)                                  Includes departures and landings for all 13 airports.

Metropolitan Destination

Monterrey International Airport

The Monterrey airport is our most important airport based on passenger traffic (including both domestic and international passengers), air traffic movements and contribution to aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Monterrey airport was the fourth busiest airport in Mexico in 2015 based on commercial and general aviation passenger traffic.  In 2013, 2014 and 2015, it accounted for approximately 48.3%, 48.5% and 50.0%, respectively, of our terminal passenger traffic.

In 2013, 2014 and 2015, a total of 6.4 million, 7.1 million and 8.5 million terminal passengers, respectively, were served by the Monterrey airport.  Of the terminal passengers in 2013, 85.1% were domestic, and 14.9% were international passengers.  In 2014, 85.5% were domestic, and 14.5% were international passengers.  In 2015, 84.4% were domestic, and 15.6% were international passengers.  This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 12 commercial airlines and one charter airline operated at this airport during 2015.  In 2015, airlines operating at this airport served 45 direct destinations, including 31 domestic destinations and 14 international destinations.  In 2015, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Guadalajara, El Bajío, Veracruz, Hermosillo, Chihuahua, Querétaro, Houston, Dallas, Atlanta, Las Vegas, Chicago, San Antonio, Miami and Panama City.

In 2015, the principal domestic airlines operating at the airport were VivaAerobus, Interjet, Aeroméxico Connect, Volaris, Aeroméxico and Magnicharters.  Aeroméxico Connect started flying to and from Toluca on February 25, 2013 and stopped flying this route on May 30, 2014.  Aeroméxico Connect also stopped flying to and from Brownsville and Laredo on April 26 and August 10, 2013, respectively.  Aeroméxico started flying to and from Chicago on December 12, 2013 and stopped flying to and from Cancún on August 29, 2013.  On May 5, 2014, Aeroméxico started flying to and from Aguascalientes, and in June 2014 Aeroméxico opened domestic routes to Cancún, San Luis Potosí, Puerto Vallarta and San José del Cabo.  Aeroméxico started flying to and from Tokyo, Japan, Houston and New York on September 19, November 3 and December 8, 2014, respectively.  On January 12, 2015, Aeroméxico started flying to and from Toluca and on October 1  and March 26, 2015, it started flying to and from Tijuana and Miami, respectively. VivaAerobus started flying to and from Querétaro on September 2, 2013 and stopped flying this route on October 24, 2014.  VivaAerobus also started flying to and from La Paz on December 14, 2013 and stopped flying to and from Las Vegas, Cuernavaca and San Antonio on February 2, May 13 and August 17, 2013, respectively.  Interjet started flying to and from Las Vegas on March 13, 2013 and stopped flying to and from Havana on April 14, 2013 but reopened this route on October 15, 2015.  On June 17, 2014, TAR started flying to and from Tampico, and on October 22, 2015, it started flying to and from Mazatlán.  The principal non-Mexican airlines operating at this airport are United, American Airlines, Delta and Copa.  Avianca stopped flying to and from San José, Costa Rica on May 15, 2013.  Delta started flying to and from Los Angeles on November 2, 2014.  On June 4, 2015, American Airlines started flying to and from Miami.

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

The Monterrey airport operates 24 hours a day.  The airport currently has two operating runways, one with a length of 3,000 meters (9,842 feet) and the other with a length of 1,800 meters (5,905 feet).  The airport’s runway capacity is 38 air traffic movements per hour.  The airport also has an instrument landing system on runway 29.  The airport occupies a total area of 820.1 hectares (3.17 square miles) and has three commercial passenger terminal buildings (Terminal A, B and C for domestic and international flights) with a total area of approximately 58,848 square meters (6,334,434 square feet).  The airport has three platforms for commercial aviation operations, one platform for general aviation operations, one platform for air freight operations and eleven taxiways.

The Terminal A building has a total area of approximately 29,783 square meters (320,582 square feet), of which 3,720 square meters (40,042 square feet) is commercial space, a 22-position apron for commercial aviation, a two-position apron for air freight, a six-position apron for general aviation, nine air bridges, an ample boarding lounge for passengers making connections with other flights and other boarding lounges.  Terminal A has 14 boarding gates for international or domestic flights and a public parking facility that accommodates 1,176 vehicles.

The Terminal B building started operations on September 1, 2010, and is used by Aeroméxico, Aeroméxico Connect and Delta.  Terminal B has a total area of approximately 19,187 square meters (206,527 square feet), of which 2,436 square meters (26,221 square feet) is commercial space.  It has two levels plus a mezzanine and includes six air bridges, a 14-position commercial aviation apron and 10 boarding gates.  Terminal B also has a public parking facility that accommodates 624 vehicles.

The Terminal C building has a total area of approximately 9,878 square meters (88,479 square feet), of which 1,257 square meters (13,530 square feet) is commercial space.  This terminal, which commenced operation at year-end 2006, is used by the low-cost carrier VivaAerobus.  Terminal C has four boarding gates and serves eight aircraft positions for commercial aviation.  In January 2012 we concluded the construction of a new modern access to the Terminal C building, more commercial spaces and an additional baggage-claim area, with a total area of approximately 3,420 square meters (36,812 square feet).  Currently, Terminal C has a public parking facility that accommodates 434 vehicles.

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

In December 2012, a gasoline service station in the Monterrey airport began operations.  The 2,500 square meters (26,910 square feet) of land on which the service station is located was identified as a site for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Pemex Refining, for a renewable term of 15 years.  Grupo ORSAN is responsible for the operation of and all investments in the service station.  For the year ended December 31, 2015, the leasing of space to Grupo ORSAN generated Ps. 1,840 thousand.

To allow the future expansion of the Monterrey airport, including its second runway, in 2009, we completed the acquisition of land strategically located adjacent to the Monterrey airport with an aggregate surface area of 777 hectares (3 square miles) for an aggregate price of Ps. 1,159,631 thousand (U.S.$ 88.8 million) (amount expressed in nominal 2009 pesos).  The acquired land is classified in our financial statements as land owned by the Company at its acquisition value, presented as a fixed asset.  On October 1, 2012, we presented a proposal to the Mexican Bureau of Civil Aviation to recover the cost of our investment in the land, meaning that we requested that the Mexican Bureau of Civil Aviation recognize the acquired land as part of our future investment in the Monterrey airport concession included in the airport’s required master development program investments, rather than as a fixed asset that we own.  On December 4, 2012, we received authorization from the Mexican Bureau of Civil Aviation to reallocate Ps. 386,538 thousand (amount expressed in nominal 2009 pesos) in investments included in the 2011– 2015 master development program for the Monterrey airport.  Additionally, during the 2011 master development program review, Ps. 77,306 thousand was reallocated due to extraordinary adjustment of the Monterrey airport’s maximum rate under its master development program.  We are currently reviewing various possibilities for the recovery of the remaining land with the Mexican Bureau of Civil Aviation at a cost of Ps. 695,759 thousand (amount expressed in nominal 2009 pesos), which was not recognized under the 2016–2020 master development program for the Monterrey airport.  The actual amounts of recovery are adjusted annually based on the Mexican Producer Index (Índice Nacional de Precios Productor).

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

Tourist Destinations

Acapulco International Airport

The Acapulco airport is our seventh most important airport based on passenger traffic and air traffic movements and our seventh most important airport based on aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Acapulco airport was the 20th busiest airport in Mexico in 2015 based on commercial and general aviation passenger traffic.  In 2013, 2014 and 2015, it accounted for approximately 4.6%, 4.3% and 4.3%, respectively, of our terminal passenger traffic.

In 2013, 2014 and 2015, a total of 617,079, 631,570, and 730,382 terminal passengers, respectively, were served by the Acapulco airport.  Of the terminal passengers in 2013, 90.9% were domestic, and 9.1% were international.  In 2014, 91.2% were domestic, and 8.8% were international.  In 2015, 92.8% were domestic, and 7.2% were international.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 11 airlines (nine commercial airlines and two charter airlines) operated at this airport during 2015.  In 2015, airlines operating at this airport served nine direct destinations, including six domestic destinations and three international destinations.  In 2015, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Toluca, Tijuana and Monterrey.

In 2015, the principal domestic airlines operating at the airport were Aeroméxico Connect, Interjet, Volaris, Aeromar, VivaAerobus, Aeroméxico, and TAR.  Aeroméxico Connect started flying to and from Toluca on March 1, 2013 and stopped flying this route on June 8, 2014.  On March 20, 2014, TAR began flying to and from Querétaro and on June 6, 2014 began flying to and from Guadalajara.  On October 26, 2014, Volaris began to fly to and from Mexico City.  The principal non-Mexican airline operating at the airport was United, and its main direct destination was Houston.  Charter airlines operated two charter routes, of which the most popular were Montreal, and Toronto.

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

The runway capacity at the Acapulco airport is 40 air traffic movements per hour.  The airport also has two instrument landing systems on for landing in low visibility on runways 10 and 28, which provide precise guidance to assist aircraft during landing.  The airport occupies a total area of 448.7 hectares (1.73 square miles) with a total terminal space of 13,534 square meters (145,679 square feet), of which 1,437 square meters (15,468 square feet) is commercial space.  Besides having the instrument landing system, runway 10-28 has approach lights and flashes on both headers.  Currently, the Acapulco airport has a public parking facility that accommodates 239 vehicles.

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

Mazatlán International Airport

The Mazatlán airport is our fifth most important airport based on passenger traffic.  According to the Mexican Bureau of Civil Aviation, the Mazatlán airport was the 18th busiest airport in Mexico in 2015 based on commercial and general aviation passenger traffic.  In 2013, 2014 and 2015, it accounted for approximately 5.5%, 5.4% and 5.0%, respectively, of our terminal passenger traffic.

In 2013, 2014, and 2015, a total of 731,297, 789,234 and 853,409 terminal passengers, respectively, were served by the Mazatlán airport.  Of the terminal passengers in 2013, 66.3% were domestic, and 33.7% were international.  In 2014, 67.3% were domestic, and 32.7% were international.  In 2015, 67.3% were domestic, and 32.7% were international.  The airport’s passengers are predominantly domestic tourists who come from Mexico City, Monterrey and Tijuana among other cities and international tourists who come primarily from the United States and Canada.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 16 airlines operate at the airport (13 commercial airlines and three charter airlines).  In 2015, airlines operating at this airport served 11 direct destinations, including seven domestic destinations and four international destinations.  Of these destinations, Mexico City, Monterrey, Tijuana, San José del Cabo, La Paz, Guadalajara and Los Mochis were the domestic routes.  The international destinations served by this airport were Los Angeles and Phoenix in the United States and Calgary and Edmonton in Canada.

In 2015, the principal commercial domestic airlines operating at this airport were VivaAerobus, Aeroméxico Connect, Volaris, Interjet and Magnicharters.  On June 13, 2015, TAR started flying to and from Guadalajara and La Paz.  TAR also started flying to and from Chihuahua and Monterrey on October 22, 2015.  On November 7, 2015, American Airlines started flying to and from Los Angeles.  In 2015, the non-Mexican commercial airlines operating at the airport were Alaska Airlines, US Airways, Delta, American Airlines and WestJet.    The charter airlines were Sunwing Airlines, MN Airlines and Aerolíneas Damojh.  These charter airlines fly to and from Minneapolis in the United States and to and from Edmonton, Toronto and Calgary in Canada.

The Mazatlán airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of 438,434.  Mazatlán is the principal tourist destination of the Sinaloa region, with about 9,152 hotel rooms, according to the Mexican Ministry of Tourism (Secretaría de Turismo).  Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

The Mazatlán airport operates 24 hours a day.  Its runway capacity is 22 air traffic movements per hour.  The airport occupies approximately 458 hectares (1.77 square miles) of land.  The airport’s facilities include a terminal building with a total area of 18,835 square meters (202,738 square feet), of which 2,044 square meters (22,001 square feet) is commercial space.  The airport has a commercial aviation apron with 10 positions and a general aviation apron with 24 positions.  In addition, the airport has four air bridges and a public parking facility that accommodates 157 vehicles.  The airport’s runway is 2,702 meters (8,865 feet) long, with four taxiways that connect the commercial and general aviation platforms and includes an instrument landing system on runway 26.

In 2014, the terminal building was expanded by 2,300 square meters (24,757 square feet) and 2,500 square meters (26,919 square feet) of space were refurbished, including the main façade of the airport, waiting area, check-in and inspection points, restrooms and offices.  Commercial spaces were also expanded.

Zihuatanejo International Airport

The Zihuatanejo airport is our eighth most important airport based on passenger traffic.  According to the Mexican Bureau of Civil Aviation, the Zihuatanejo airport was the 27th busiest airport in Mexico in 2015 based on commercial and general aviation passenger traffic.  In 2013, 2014 and 2015, it accounted for approximately 3.5%, 3.5% and 3.3% respectively, of our terminal passenger traffic.

In 2013, 2014 and 2015, a total of 459,799, 508,065 and 562,099 terminal passengers, respectively, were served by the Zihuatanejo airport.  Of the terminal passengers in 2013, 62.7% were domestic, and 37.3% were international.  In 2014, 59.1% were domestic, and 40.9% were international.  In 2015, 59.2% were domestic, and 40.8% were international.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican economic conditions.

A total of 17 airlines operate at the airport (13 commercial airlines and four charter airlines).  In 2015, airlines operating at this airport served ten direct destinations, including four domestic destinations and six international destinations.  In 2015, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Toluca, Los Angeles, Houston and Minneapolis.

In 2015, the principal domestic airlines operating a this airport were Interjet, Aeroméxico Connect, Magnicharters and Aeromar and the non-Mexican airlines included Alaska Airlines, United and Delta.  On December 19, 2015 United Airlines started flying to and from Chicago.  In 2015, the most important charter airlines operating at this airport were Sunwing Airlines (flying to and from Toronto), Air Canada (flying to and from Montreal, Toronto, Vancouver and Calgary), MN Airlines (flying to and from Minneapolis) and Air Transat (flying to and from Montreal).

The Zihuatanejo airport is located approximately 12 kilometers (7 miles) from the city of Zihuatanejo.  Situated in the state of Guerrero, with a population of 118,211 people, the city of Zihuatanejo is one of Mexico’s most attractive tourist destinations, with approximately 5,042 hotel rooms, according to the Ministry of Tourism, a marina, world-class golf courses and a growing residential real estate market.

The Zihuatanejo airport operates 14 hours a day.  The airport has one runway, which is 2,500 meters (8,202 feet) long with a runway capacity of 20 air traffic movements per hour.  The airport’s facilities include a terminal building encompassing an area of 11,336 square meters (122,020 square feet), including 998 square meters (10,742 square feet) of commercial space.  It has a six-position commercial aviation apron, a 23-position general aviation apron and two taxiways.  Currently, the Zihuatanejo airport has a public parking facility that accommodates 171 vehicles.

The quality of services offered at the Zihuatanejo airport has improved as a result of the rehabilitation of its runway, the remodeling and expansion of the departure gate area and the reconfiguration of the passenger and carry-on luggage screening area.

Regional Destinations

Chihuahua International Airport

The Chihuahua airport is our third most important airport based on passenger traffic and air traffic movements and our third most important airport based on aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Chihuahua airport was the 15th busiest airport in Mexico in 2015 based on commercial and general aviation passenger traffic.  In 2013, 2014 and 2015, it accounted for approximately 6.7%, 6.5% and 6.6%, respectively, of our terminal passenger traffic.

In 2013, 2014 and 2015, a total of 855,659, 961,538 and 1,110,513 terminal passengers, respectively, were served by the Chihuahua airport.  Of the terminal passengers in 2013, 91.0% were domestic, and 9.0% were international.  In 2014, 90.2% were domestic, and 9.8% were international.  In 2015, 89.9% were domestic, and 10.1% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of nine commercial airlines operate at the airport.  In 2015, airlines operating at this airport served 12 direct destinations, including nine domestic destinations and three international destinations.  In 2015, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Monterrey, Guadalajara, Hermosillo, Ciudad Juárez, Tijuana, Dallas and Houston.

In 2015, the principal domestic airlines operating at this airport were Aeroméxico Connect, Volaris, Interjet, Aeroméxico and VivaAerobus and the principal non-Mexican airlines were American Eagle and United.  Volaris started flying to Cancún and Tijuana on July 1, 2013 and October 15, 2013, respectively.  Volaris started flying to and from Monterrey on March 29, 2014 and to and from Denver on July, 12, 2014.  On October 22, 2015, TAR started flying to and from Ciudad Juárez and Mazatlán, and on October 23, 2015, TAR started flying to and from Culiacán.

The Chihuahua airport is located approximately 18 kilometers (11 miles) from the city of Chihuahua, the capital of the state of Chihuahua.  The city’s population is 794,139.  Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

The Chihuahua airport operates 14 hours a day.  The airport has three runways, with lengths of 2,600 meters (8,530 feet), 2,420 meters (7,940 feet) and 1,100 meters (3,609 feet), respectively.  The runway system has a capacity of 40 air traffic movements per hour.  The airport also has an instrument landing system on runway 36.  The airport occupies a total area of approximately 921.4 hectares (3.56 square miles).  The airport’s facilities include a terminal building with a total area of approximately 7,813 square meters (84,098 square feet), including 894 square meters (9,623 square feet) of commercial space, an eight-position apron for commercial aviation, two aprons with a total of 21 positions for general aviation, four taxiways, a one-position apron for airfreight and one air bridge.  The airport has six gates for international or domestic flights.  Currently, the Chihuahua airport has a public parking facility that accommodates 274 vehicles.

To accommodate growing demand for airfreight services and an expanding local economy, we completed the construction of a cargo area, which includes a warehouse, a customs office, x-ray zones, storage areas and packaging offices.  We currently operate all international cargo operations at this airport directly.

Culiacán International Airport

The Culiacán airport is our second most important airport based on passenger traffic, air traffic movements and contribution to aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Culiacán airport was the 10th busiest airport in Mexico in 2015 based on commercial and general aviation passenger traffic.  In 2013, 2014 and 2015, it accounted for approximately 9.4%, 8.9% and 8.5%, respectively, of our terminal passenger traffic.

In 2013, 2014 and 2015, a total of 1,252,235, 1,307,717 and 1,432,315 terminal passengers, respectively, were served by the Culiacán airport.  Of the terminal passengers in 2013, 98.5% were domestic, and 1.5% were international.  In 2014, 98.7% were domestic, and 1.3% were international.  In 2015, 98.9% were domestic, and 1.1% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation.  In 2013, 2014 and 2015, commercial aviation accounted for approximately 98.2%, 98.0% and 97.7%, respectively, and general aviation accounted for approximately 1.8%, 2.0% and 2.3%, respectively, of the airport’s terminal passenger traffic.

A total of seven commercial airlines operate at the airport.  In 2015, airlines operating at this airport served eight direct destinations, all of which are domestic destinations:  Mexico City, Tijuana, Monterrey, Guadalajara, San José del Cabo, La Paz, Hermosillo and Chihuahua.

In 2015, the domestic airlines operating at this airport were Volaris, Aeroméxico Connect, Interjet, VivaAerobus, Aeroméxico, Aeromar and TAR.  Volaris started flying a weekly international route to and from Los Angeles on August 4, 2012 but stopped flying this route on August 17, 2013.  On March 29, 2015, Volaris started flying to and from La Paz and San José del Cabo.  Aeroméxico Connect started flying to and from Loreto on March 24, 2013 but stopped flying this route on April 28, 2014, and Aeroméxico started flying to and from Tijuana on October 1, 2013 but stopped flying this route on March 8, 2015.  On August 21, 2014, Interjet started flying to and from Tijuana.  On October 23, 2015, TAR started flying to and from Chihuahua and La Paz.

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

The Culiacán airport operates 16 hours a day.  Its runway capacity is 24 air traffic movements per hour.  The airport occupies a total area of 294.3 hectares (1.14 square miles).  The airport’s facilities include a terminal building with a total area of approximately 11,250 square meters (121,094 square feet), including 1,648 square meters (17,739 square feet) of commercial space, an eight-position apron for commercial aviation, a 60-position apron for general aviation, three taxiways and two air bridges.  The Culiacán airport has a public parking facility that accommodates 297 vehicles.

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

Durango International Airport

In 2013, 2014 and 2015, the Durango airport accounted for approximately 1.8%, 1.7% and 1.9%, respectively, of our terminal passenger traffic.

In 2013, 2014 and 2015, a total of 235,952, 255,937 and 315,835 terminal passengers, respectively, were served by the Durango airport.  Of the terminal passengers in 2013, 90.9% were domestic, and 9.1% were international.  In 2014, 90.1% were domestic, and 9.9% were international.  In 2015, 92.8% were domestic, and 7.2% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five commercial airlines operate at the airport.  In 2015, airlines operating at this airport served six direct destinations, including five domestic destinations and one international destination:  Mexico City, Tijuana, Monterrey, Guadalajara, Puerto Vallarta and Chicago.

In 2015, the domestic airlines operating at this airport were Aeroméxico Connect, TAR, Volaris and Aeromar, and the non-Mexican airline was United.  TAR began operating at this airport on March 14, 2014, with two daily flights.  On May 15, 2015, Volaris started flying to and from Tijuana, and on November 6, 2015, Volaris started flying to and from Mexico City.  On December 8, 2015, Volaris started flying to and from Chicago.

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

The airport’s total area is 552.2 hectares (2.13 square miles).  Its facilities include a 3,878-square-meter (41,742-square-foot) terminal building with 138 square meters (1,485 square feet) of commercial space.  It has a four-position commercial aviation apron, a 29-position general aviation apron and a 138-space public parking area.  The airport has two boarding gates for international or domestic flights.

San Luis Potosí International Airport

According to the Mexican Bureau of Civil Aviation, the San Luis Potosí airport was the 33rd busiest airport in Mexico in 2015 based on commercial and general aviation passenger traffic.  In 2013, 2014 and 2015, the San Luis Potosí airport accounted for approximately 2.0%, 2.5% and 2.6%, respectively, of our terminal passenger traffic.

In 2013, 2014 and 2015, a total of 261,699, 373,986 and 444,469 terminal passengers, respectively, were served by the San Luis Potosí airport.  Of the terminal passengers in 2013, 63.5% were domestic, and 36.5% were international.  In 2014, 70.2% were domestic, and 29.8% were international.  In 2015, 70.7% were domestic, and 29.3% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight commercial airlines operate at the airport:  Aeroméxico Connect, Interjet, Volaris, Aeromar, TAR, Magnicharters, American Eagle and United.  In 2015, airlines operating at this airport served seven destinations, including five domestic destinations and two international destinations.  In 2015, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Dallas and Houston.  On October 8, 2015, TAR started flying to and from Puerto Vallarta.

The San Luis Potosí airport operates 24 hours per day and is located approximately 15 kilometers (9 miles) from the city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of 772,604.  The airport operates 24 hours a day and has two runways with a total capacity of 20 air traffic movements per hour.  The principal runway is 3,000 meters (9,843 feet) long, and the secondary runway is 1,000 meters (3,281 feet) long.  The airport has a total area of 519.8 hectares (2.00 square miles).  The airport’s facilities include a terminal building with approximately 3,832 square meters (41,247 square feet), including 473 square meters (5,091 square feet) of commercial space, a five-position platform for commercial aviation, two aprons with a total of 27 positions for general aviation, three taxiways, a boarding lounge with three gates and a public parking facility that accommodates 222 vehicles.  The airport’s navigational aids include precision approach path indicators, VHF omnidirectional radio and an instrument landing system on runway 14.

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

Tampico International Airport

According to the Mexican Bureau of Civil Aviation, the Tampico airport was the 19th busiest airport in Mexico in 2015 based on commercial and general aviation passenger traffic.  In 2013, 2014 and 2015, it accounted for approximately 4.6%, 4.7% and 4.5%, respectively, of our terminal passenger traffic.

In 2013, 2014 and 2015, a total of 608,813, 688,893 and 763,744 terminal passengers, respectively, were served by the Tampico airport.  Of the terminal passengers in 2013, 92.6% were domestic, and 7.4% were international.  In 2014, 93.0% were domestic, and 7.0% were international.  In 2015, 94.0% were domestic, and 6.0% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of seven commercial airlines operate at the airport.  In 2015, airlines operating at this airport served eight direct destinations, including seven domestic destinations and one international destination: Mexico City, Monterrey, Cancún, Villahermosa, Guadalajara, Veracruz, Ciudad del Carmen and Houston.

In 2015, the domestic airlines operating at the airport were Interjet, Aeroméxico Connect, VivaAerobus, Aeromar, TAR and Volaris, and the non-Mexican airline was United.  VivaAerobus started flying to and from Cancún on June 7, 2013.  VivaAerobus stopped flying to and from Mexico City and Toluca on January 4, 2013 and August 30, 2013, respectively.  Aeromar stopped flying to and from Reynosa on February 27, 2013.  TAR started flying to and from Monterrey on June, 26, 2014.  Volaris started flying to and from Mexico City on September 8, 2014, but stopped flying this route on August 31, 2015, and started flying to and from Guadalajara on October 4, 2014 but stopped flying this route on January 3, 2015.  VivaAerobus started flying to and from Guadalajara on June 23, 2014 and started flying to and from Villahermosa on June 24, 2014.  On December 14, 2015, TAR started flying to and from Ciudad del Carmen.

The Tampico airport serves the industrial zone of Tampico, Ciudad Madero and Altamira, which have a combined population of 706,771.  This industrial zone is home to companies in the petroleum and chemical industries.

The Tampico airport operates Monday, Wednesday and Friday from 6:30 a.m. to 9:30 p.m. (local time) and from 6:30 a.m. to 9:00 p.m. on Sunday, Tuesday, Thursday and Saturday.  The airport has three runways in operation.  The principal runway is 2,250 meters (7,382 feet) long, the second runway is 1,300 meters (4,265 feet) in length, and the third runway (used exclusively for Alpha (A) category aircraft and visual flights) is 1,200 meters (3,937 feet) long.  The airport has a capacity of 22 air traffic movements per hour and includes an instrument landing system, which provides precise guidance to assist aircraft during landing,

The airport’s total area is 391.7 hectares (1.51 square miles).  Its facilities include a 6,833-square-meter (73,550-square-foot) terminal building, of which 681 square meters (7,330 square feet) are commercial spaces.  It has a seven-position apron for commercial aviation, a 17-position apron for general aviation, two taxiways and four boarding gates.  Currently, the Tampico airport has a public parking facility that accommodates 254 vehicles.

Torreón International Airport

According to the Mexican Bureau of Civil Aviation, the Torreón airport was the 29th busiest airport in Mexico in 2015 based on commercial and general aviation passenger traffic.  In, 2013, 2014 and 2015, the Torreón airport accounted for approximately 3.5%, 3.6% and 3.3%, respectively, of our terminal passenger traffic.

In 2013, 2014 and 2015, a total of 467,398, 523,783 and 556,449 terminal passengers, respectively, were served by the Torreón airport.  Of the terminal passengers in 2013, 88.1% were domestic, and 11.9% were international.  In 2014, 89.7% were domestic, and 10.3% were international.  In 2015, 90.2% were domestic, and 9.8% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of nine commercial airlines operate at the airport.  In 2015, airlines operating at this airport served seven direct destinations, including five domestic destinations and two international destinations: Mexico City, Guadalajara, Tijuana, Monterrey, Chihuahua, Dallas and Houston.

In 2015, the domestic airlines operating at the airport were Aeroméxico Connect, Interjet, VivaAerobus, Volaris, Aeroméxico, Magnicharters and Aeromar, and the non-Mexican airlines were American Eagle and United.  VivaAerobus started flying to and from Cancún on June 1, 2013 and stopped flying this route on August 16, 2014.  VivaAerobus also started flying to and from Guadalajara on June 1, 2013 but stopped flying this route on January 5, 2015.  Interjet started flying to and from Mexico City on July 8, 2013.  Aeroméxico started flying to and from Monterrey on November 3, 2014 and stopped flying this route on June 26, 2015.

The Torreón airport is located in the city of Torreón, which is part of the La Laguna region, Mexico’s top dairy-producing region and an important industrial and commercial region.  Approximately 639,629 people live in the city of Torreón, and approximately 1.2 million people live in La Laguna region.

The Torreón airport operates 14 hours a day.  The airport has two runways.  The principal runway measures 2,755 meters (9,038 feet) in length, and the secondary runway measures 1,718 meters (5,636 feet) in length.  The airport has a runway capacity of 20 air traffic movements per hour.

The airport’s total area is 364.2 hectares (1.41 square miles).  Its facilities include a terminal building of 5,447 square meters (5,863 square feet), of which 444 square meters (4,779 square feet) are commercial space, an eight-position apron for commercial aviation, a seven-position apron for general aviation, two taxiways, five boarding gates, several VIP lounges and one air bridge.  Currently, the Torreón airport has a public parking facility that accommodates 142 vehicles.

Zacatecas International Airport

According to the Mexican Bureau of Civil Aviation, the Zacatecas airport was the 35th busiest airport in Mexico in 2015 based on commercial and general aviation passenger traffic.  In 2013, 2014 and 2015 the Zacatecas airport accounted for approximately 2.0%, 1.9% and 1.9%, respectively, of our terminal passenger traffic.

In 2013, 2014 and 2015, a total of 259,677, 284,625 and 320,065 terminal passengers, respectively, were served by the Zacatecas airport.  Of the terminal passengers in 2013, 68.0% were domestic, and 32.0% were international.  In 2014, 66.8% were domestic, and 33.2% were international.  In 2015, 65.6% were domestic, and 34.4% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport.  In 2015, airlines operating at this airport served four direct destinations, including two domestic destinations and two international destinations: Mexico City, Tijuana, Los Angeles and Chicago.

In 2015, the domestic airlines operating at this airport were Volaris, Aeroméxico Connect and Interjet, and the non-Mexican airline was American Eagle.

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

The airport’s total area is 216 hectares (0.83 square miles).  The terminal building is 5,707 square meters (61,430 square feet), of which 314 square meters (3,380 square feet) is commercial area.  It has a three-position apron for commercial aviation, a 13-position apron for general aviation, three boarding gates and a parking lot with 202 parking spaces.

In January 2012, we began construction of a solar park at Zacatecas airport.  The main objective of the solar park is the generation of sustainable electricity through state-of-the-art technology in solar panels and solar parabolic concentrators.  The solar park installation uses two different photovoltaic generation technologies:  rigid monocrystalline silicon panels and photovoltaic parabolic concentrators, each with an installed capacity of 100 Kw in a land area of approximately 4,000 square meters (43,056 square feet), which in 2015 generated approximately 552,949 Kw/h for the airport, equivalent to approximately 53.3% of the airport’s total electricity requirements.  We believe that this solar park is among the first at an airport in Latin America.

Border Destinations

Ciudad Juárez International Airport

According to the Mexican Bureau of Civil Aviation, the Ciudad Juárez airport was the 17th busiest airport in Mexico in 2015 based on commercial and general aviation passenger traffic.  In 2013, 2014 and 2015, the Ciudad Juárez airport accounted for approximately 5.3%, 5.2% and 5.1%, respectively, of our terminal passenger traffic.

In 2013, 2014 and 2015, a total of 702,904, 769,029 and 863,730 terminal passengers, respectively, were served by the Ciudad Juárez airport.  Of the terminal passengers in 2013, 2014 and 2015, 99.8%, 99.9% and 99.9%, respectively, were domestic.

A total of seven airlines operate at the airport (six commercial airlines and one charter airline).  In 2015, airlines operating at this airport served ten direct destinations, all of which were domestic and included eight commercial routes and two charter routes.  In 2015, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Monterrey, Tijuana and El Bajío.  The Ciudad Juárez airport has general aviation international flights but does not currently have any international commercial routes.

In 2015, the domestic airlines operating at the airport were VivaAerobus, Aeroméxico Connect, Interjet, Volaris, Aeroméxico, TAR and Aerolíneas Damojh.  Aeroméxico has one daily direct flight to and from Mexico City.  Aeroméxico Connect serves destinations including Mexico City, Chihuahua, Guadalajara, Monterrey and Tijuana.  Aeroméxico Connect stopped flying to and from Hermosillo on October 31, 2014.  Volaris started flying to and from Mexico City on May 30, 2013 and stopped flying this route on May 7, 2015.  Volaris also started flying to and from Guadalajara on May 30, 2013 and to and from Cancún and Tijuana on July 4, 2013 and October 18, 2013, respectively.  VivaAerobus stopped flying to and from Mexico City on January 6, 2013.  Interjet started flying to and from Monterrey on September 12, 2014 and stopped flying this route on February 16, 2015.  TAR started flying to and from Hermosillo and Chihuahua on October 22, 2015.

The airport is located in the city of Ciudad Juárez, which is near the U.S. border and has a population of 1,267,229.  The city is a major center of the maquiladora industry.  Because Ciudad Juárez is a popular entry point to the United States many of the airport’s passengers consist of Mexican migrant workers traveling to Ciudad Juárez in order to seek work in the United States.  Although the airport’s passengers are predominantly domestic, its passenger traffic and results of operations are affected by economic conditions in both Mexico and the United States.

The Ciudad Juárez airport operates 14 hours a day.  The airport has two runways.  The principal runway measures 2,700 meters (8,858 feet) in length, and the secondary runway measures 1,750 meters (5,741 feet) in length.  The airport has a capacity of 20 air traffic movements per hour.

The airport’s total area is 381 hectares (1.47 square miles).  Its facilities include a terminal building of 6,210 square meters (66,844 square feet), consisting of 665 square meters (7,158 square feet) of commercial space, five boarding gates and two air bridges.  The airport has a seven-position commercial aviation apron, a seven-position general aviation apron, a one-position freight services apron and three taxiways.  Currently, Ciudad Juárez International Airport has a public parking facility that accommodates 300 vehicles.

Reynosa International Airport

According to the Mexican Bureau of Civil Aviation, the Reynosa airport was the 31st busiest airport in Mexico in 2015 based on commercial and general aviation passenger traffic.  In 2013, 2014 and 2015, the Reynosa airport accounted for approximately 3.0%, 3.2% and 3.0%, respectively, of our terminal passenger traffic.

In 2013, 2014 and 2015, a total of 392,206, 472,027 and 507,186 terminal passengers, respectively, were served by the Reynosa airport.  Of the terminal passengers in 2013, 2014 and 2015, 99.8%, 99.8% and 99.9%, respectively, were domestic.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four airlines operate at the airport.  In 2015, airlines operating at this airport served four direct destinations, all of which are domestic destinations: Mexico City, Veracruz, Cancún, Guadalajara and Poza Rica.

In 2015, the domestic airlines operating at this airport were VivaAerobus, Aeroméxico Connect, Interjet and Aeromar.  On February 27, 2013, Aeromar stopped flying to and from Victoria City and Tampico.

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

The airport’s total area is approximately 418 hectares (1.61 square miles).  The terminal building is 2,608 square meters (28,072 square feet), which includes 180 square meters (1,938 square feet) of commercial area.  It has a four-position apron for commercial aviation, an 11-position apron for general aviation, two taxiways, two boarding gates and a public parking area with 164 spaces.

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2015, over 18 international commercial airlines and nine Mexican commercial airlines operated flights at our 13 airports.  Grupo Aeroméxico and Interjet operated the most flights at our airports, followed by VivaAerobus, Volaris and United Airlines.  In 2015, revenues from Grupo Aeroméxico and its affiliates were Ps. 857,216 thousand (U.S.$ 49.4 million), revenues from VivaAerobus were Ps. 494,091 thousand (U.S.$ 28.5 million), revenues from Interjet totaled Ps. 532,105 thousand (U.S.$ 30.7 million), and revenues from Volaris were Ps. 368,275 thousand (U.S.$ 21.2 million), representing 28.3%, 16.3%, 17.5% and 12.1%, respectively, of our aeronautical revenues from airline customers for 2015.  These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines.

Historically, traditional carriers such as Aeroméxico and Mexicana de Aviación had represented a substantial majority of the Mexican commercial airline market.  In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2015, passengers traveling on discount and low-cost carriers, such as VivaAerobus, Interjet and Volaris, accounted for approximately 55.2% of our commercial aviation passenger traffic.  Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has the potential to significantly increase the use of air transportation in Mexico.

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

The following table sets forth our principal air traffic customers for the years ended December 31, 2013, 2014 and 2015:

	Percentage of Aeronautical Revenues
Principal Air Traffic Customers	2013	2014	2015
Domestic:
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	31.5%	26.6%	28.3%
VivaAerobus	17.7%	18.9%	16.3%
Interjet	15.9%	17.4%	17.5%
Volaris	8.3%	11.0%	12.1%
Grupo Aeromonterrey (Magnicharters)	3.2%	2.8%	2.2%
Aeromar	1.0%	1.6%	1.3%
I.C.C.S.	0.4%	0.4%	0.3%
Menzies Aviation	0.4%	0.4%	0.3%
DHL Express México	0.6%	0.3%	0.3%
Other	6.1%	5.6%	5.5%
Total domestic	85.1%	85.0%	84.3%

International:
United	4.7%	4.6%	4.8%
American Airlines (including American Eagle)	4.5%	4.4%	4.6%
Delta	1.5%	1.8%	2.7%
Alaska Airlines	1.3%	1.2%	1.1%
US Airways (formerly America West (including Mesa))	0.9%	0.9%	0.6%
Charters	0.4%	0.1%	0.1%
Other	1.6%	2.0%	1.8%
Total international	14.9%	15.0%	15.7%
Total	100.0%	100.0%	100.0%

Complementary Services Customers

As of December 31, 2015, our principal complementary services clients are three principal providers of ramp-handling and baggage-handling services, Menzies Aviation, AGN Aviation Services, S.A. de C.V., and Administradora Especializada en Negocios, S.A. de C.V., which provided Ps. 8,956 thousand, Ps. 10,214 thousand and Ps. 9,175 thousand, respectively, of revenues in the form of access fees in 2015.

Our primary catering client is Aerococina, S.A. de C.V., which provided Ps. 1,076 thousand in revenues in the aggregate in the form of access fees in 2015.

Principal Non-Aeronautical Services Customers

As of December 31, 2015, we were party to approximately 1,321 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time-share sales and promotions services and tourist information and promotion services.  As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers.  In 2015, our largest commercial customers were CMI (advertising), Aerocomidas, S.A. de C.V. (food and beverage), Operadora Aeroboutiques, S.A. de C.V. (duty paid stores), Dufry México, S.A. de C.V. (duty free), SSL Digital, S. A. de C. V. (advertising), and Especialistas en Alta Cocina, S.A. de C.V., Wings (food and beverage).

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

The Mexican Airport and Auxiliary Services agency currently operates 12 small airports in Mexico’s northern region, which collectively served 1,410,626 passengers in 2015, representing an increase of 9.8% from 2014 traffic, mainly as a result of the increases in passenger traffic transported to and from Querétaro, Ciudad Obregón, Nuevo Laredo and Matamoros.

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

Awards and Recognition

We have been included in the Sustainability Index of the Mexican Stock Exchange (Índice Sustentable de la Bolsa Mexicana de Valores) for five years in a row.  The current Sustainability Index is valid through January 31, 2017.

Since December 8, 2006, we have held a multisite ISO 9001 certification for our 13 airports and corporate offices.  Also, since August 15, 2011, we have held multisite ISO 14001:2004 and OHSAS 18001 certifications for our 13 airports and corporate offices.  The three certifications are issued by Lloyd’s Register Quality Assurance.

Eleven of our 13 airports have been recognized as Safe Companies by the Mexican Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social) for their achievements in the administration of health and safety in the workplace.  The San Luis Potosí airport was the first airport in Mexico to receive such certification in 2011, and in 2015 it was granted the highest recognition by the Ministry of Labor and Social Welfare with a Level III Safe Company Certificate (Certificado de Empresa Segura Nivel III).  The Ministry of Labor and Social Welfare granted Level I Safe Company Certificates (Certificado de Empresa Segura Nivel I) to the Chihuahua, Monterrey and Ciudad Juárez airports, Level II Safe Company Certificates (Certificado de Empresa Segura Nivel II) to the Zacatecas airport and Level III Safe Company Certificates (Certificado de Empresa Segura Nivel III) to the Culiacán, Mazatlán and Torreón airports.

In 2013 and 2014, respectively, the Acapulco airport and the Ciudad Juárez airport received the Environmental Quality Certificate (Certificado de Calidad Ambiental) issued by the Federal Attorney for Environmental Protection (Procuraduría Federal de Protección al Ambiente) for compliance with environmental regulations and adoption of environmentally-sound practices.  In 2014, this certificate was renewed for the Ciudad Juárez and Chihuahua airports, and in 2015 the Acapulco, Culiacán, Mazatlán and Zihuatanejo airports received a new Environmental Quality Certificates valid for two years.

In 2015, for the sixth consecutive year, we received a “Great Place to Work” certificate granted by Great Place to Work Institute®, and were ranked third in the top 100 best companies to work for in the Northeastern Region of Mexico, according to the ranking published by this organization.

On March 2015, for the eighth consecutive year, we received the Socially Responsible Business Distinction (Distintivo de Empresa Socialmente Responsible) granted by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía).

In 2015, for the sixth consecutive year, we received an Addiction-Free Company Certificate (Certificado de Empresa Libre de Adicciones) issued by Premeditest for all of our workplace locations.

In 2013, the Ciudad Juárez airport received a Family Responsibility Company Certificate (Certificado de Empresa Familiarmente Responsible) granted by the Mexican Ministry of Labor and Social Welfare.  This certificate was also granted to the Zacatecas airport in 2014 and to the Chihuahua and Tampico airports in 2015.

In 2014, the Zacatecas airport received the Inclusive Company Award (Distintivo Empresa Incluyente) granted by the Ministry of Labor and Social Welfare to companies with good labor practices that promote the inclusion and no discrimination of persons with a disability.

For the second time, on February 14, 2014, the Mazatlán airport was named the Best Regional Airport of 2013 in Latin America and the Caribbean by Airports Council International (“ACI”).  Previous recognition was awarded in 2012.

On February 16, 2015 the Culiacán airport was named the Best Regional Airport of 2014 in Latin America and the Caribbean by ACI, and on February 29, 2016 it received this recognition for the second consecutive year.

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

Under the Mexican Airport Law, the holder of a concession granted by the Ministry of Communications and Transportation is required to construct, operate, maintain and develop a public service airport in Mexico.  A concession generally must be granted pursuant to a public bidding process, except for:  (i) concessions granted to either (a) entities considered part of “the federal public administration” as defined under Mexican law or (b) private companies whose principal shareholders may be a state or municipal government; (ii) concessions granted to operators of private airports (who have operated privately for five or more years) wishing to begin operating their facilities as public service airports; and (iii) complementary concessions granted to existing concession holders.  Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand.  On June 29, 1998, the Ministry of Communications and Transportation granted 13 concessions to operate, maintain and develop the 13 principal airports in Mexico’s Central North region to our subsidiaries.  Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process.  However, the process of selling Series BB shares (currently representing 12.4% of our capital stock) to our strategic shareholder pursuant to the privatization process was conducted through a public bidding process.  Each of our concessions was amended on September 12, 2000, in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.

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

On February 20, 2014, a bill of the new Federal Economic Competition Law (Ley Federal de Competencia Económica) was submitted to Mexico’s Congress in furtherance and as a result of certain amendments to Mexico’s Constitution passed in 2013.  The bill was enacted and published on May 23, 2014.  The new law grants broader powers to the Mexican Competition Commission, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market.  The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law.  If the Mexican Competition Commission determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product.  As of April 15, 2016, the Mexican Competition Commission had not made any determination that the services we render are considered an essential facility.

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

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate our airline customers’ compliance with the baggage-screening guidelines.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening system since March 1, 2012.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus subject to potential liability, if Mexican law changes in the future.

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

Pursuant to the terms of our concessions, we are required to comply with the investment obligations under the master development programs on a year-by-year basis, and the Ministry of Communications and Transportation is entitled to review our compliance thereunder (and apply sanctions accordingly) on a year-by-year basis.  Although historically the Ministry of Communications and Transportation has indicated its intent to review our compliance with these obligations on an aggregate five-year basis, we understand that the Ministry of Communications and Transportation may also conduct more limited reviews of our compliance with our obligations on a year-by-year basis going forward.

During 2015, we negotiated the master development program for the 2016 to 2020 period with the Ministry of Communications and Transportation for each of our subsidiary concession holders.  This five-year program is in effect from January 1, 2016 until December 31, 2020.

Revenue Regulation

The Mexican Airport Law provides for the Ministry of Communications and Transportation to establish price regulations for services for which the Competition Commission determines that a competitive market does not exist.  In 1999, the Competition Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services.  This ruling authorized the Ministry of Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to third parties rendering complementary services in our airports.  On September 12, 2000, the Rate Regulation (Regulación Tarifaria), which provides a framework for the setting by the Ministry of Communications and Transportation of five-year maximum rates, was incorporated within the terms of each of our concessions.

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

In 2015, approximately 67.5% of our total revenues were earned from aeronautical services subject to price regulation under the maximum rates, and approximately 73.2% of the sum of our aeronautical and non-aeronautical revenues were earned from aeronautical services subject to price regulation under the maximum rates.

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

Historical Maximum Rates and Maximum Rates for 2016 through 2020

In 2000, the Ministry of Communications and Transportation set each airport’s maximum rates for the period from January 1, 2001, through December 31, 2005, in connection with the process for the opening of Mexico’s airports to private investment.  These initial maximum rates are set forth in the concession for each airport.  In December 2005, the Ministry of Communications and Transportation set new airport maximum rates for the period from January 1, 2006, through December 31, 2010.  In December 2010, the Ministry of Communications and Transportation set airport maximum rates for the period from January 1, 2011 through December 31, 2015.  Finally, on December 30, 2015, the Ministry of Communications and Transportation set the new airport maximum rates for the period from January 1, 2016 through December 31, 2020.

Maximum Rates for 2011 through 2015

The following table sets forth the maximum rates for each of our airports for the periods indicated under our 2011 to 2015 master development programs that went into effect as of January 1, 2011.

Historical Maximum Rates(1)

	For the Year Ended December 31,
	2011	2012	2013(2)	2014	2015
Acapulco	214.60	213.10	220.56	219.02	217.48
Ciudad Juárez	167.89	166.71	170.11	168.92	167.74
Culiacán	179.11	177.86	181.58	180.32	179.05

	For the Year Ended December 31,
	2011	2012	2013(2)	2014	2015
Chihuahua	171.18	169.98	174.09	172.87	171.67
Durango	205.08	203.64	205.83	204.39	202.96
Mazatlán	199.48	198.09	202.66	201.25	199.84
Monterrey	167.32	166.15	168.12	166.94	165.77
Reynosa	193.90	192.55	194.78	193.41	192.06
San Luis Potosí	144.42	143.41	144.73	143.71	142.71
Tampico	194.82	193.45	195.55	194.18	192.82
Torreón	203.61	202.18	204.16	202.74	201.32
Zacatecas	217.25	215.72	217.92	216.39	214.88
Zihuatanejo	216.47	214.95	220.51	218.97	217.45

(1)          Expressed in constant pesos as of December 31, 2015, as required by the maximum rate regulation.  The maximum rate for each succeeding year from 2011 is reduced by the efficiency factor of 0.70% per year.

(2)          Increases to maximum rates for 2013 were negotiated with the Mexican Bureau of Civil Aviation to take into account the maintenance costs of baggage-screening systems in all of our airports required by mandatory circular CO SA-17.2/10 R3.

Maximum Rates for 2016 through 2020

On December 30, 2015, the Ministry of Communications and Transportation set the new airport maximum rates for the five-year period from January 1, 2016 through December 31, 2020.  These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.”  The following table sets forth the maximum rates for each of our airports under our 2016 to 2020 master development programs that went into effect as of January 1, 2016:

Current Maximum Rates(1)

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
Acapulco	253.78	252.00	250.23	248.48	246.75
Ciudad Juárez	192.16	190.82	189.48	188.15	186.84
Culiacán	204.62	203.19	201.77	200.36	198.96
Chihuahua	193.53	192.18	190.83	189.49	188.16
Durango	234.96	233.32	231.69	230.07	228.46
Mazatlán	225.72	224.14	222.57	221.01	219.47
Monterrey	187.53	186.22	184.91	183.61	182.33
Reynosa	219.32	217.78	216.25	214.74	213.23
San Luis Potosí	163.67	162.53	161.39	160.26	159.14
Tampico	220.35	218.81	217.29	215.77	214.26
Torreón	232.49	230.86	229.25	227.65	226.06
Zacatecas	245.97	244.24	242.54	240.84	239.16
Zihuatanejo	253.66	251.88	250.13	248.38	246.64

(1)          Expressed in constant pesos as of December 31, 2015, as required by the maximum rate regulation.  The maximum rate for each succeeding year from 2016 is reduced by the efficiency factor of 0.70% per year.

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

•                 A discount rate to be determined by the Ministry of Communications and Transportation.  The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions.  The concessions provide that the discount rate shall be at least equal to the average yield of long term Mexican government debt securities quoted in the international markets during the prior 24 months plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in Mexico.

•                 An efficiency factor to be determined by the Ministry of Communications and Transportation.  For the five-year period ending December 31, 2015, the maximum rates applicable to our airports reflected an annual efficiency improvement of 0.70%.  For the five-year period ending December 31, 2020, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70%.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City).  On December 31, 2015, the daily minimum wage in Mexico City as of January 1, 2016 was Ps. 73.04.  As a result, the maximum penalty at such date could have been Ps. 3,652 thousand (U.S.$ 210,600) per airport.

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

Ownership Commitments and Restrictions

The concessions require us to retain a 51% direct ownership interest in each of our 13 concession holders throughout the term of these concessions.  Any acquisition by us or one of our concession holders of any additional airport concessions or of a beneficial interest of 30% or more of another concession holder requires the consent of the Competition Commission.  In addition, the concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.

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

The Ministry of Communications and Transportation is required to be notified upon any change in a concession holder’s chief executive officer, board of directors or management.  A concession holder is also required to notify the Ministry of Communications and Transportation at least 90 days prior to the adoption of any amendment to its bylaws concerning the dissolution, corporate purpose, merger, transformation or spinoff of the concession holder.

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

The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession.  On December 31, 2015, the daily minimum wage in Mexico City as of January 1, 2016 was Ps. 73.04.  As a result, the maximum penalty at such date could have been Ps. 29,216 thousand (U.S.$ 1.7 million) per airport.

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

In accordance with the General Law of Climate Change, individuals and entities that are responsible for sources of emission that are subject to environmental reporting are obligated to compile necessary information, data and documents with respect to direct and indirect emissions for the inclusion in the Mexican National Registry of Emissions (Registro Nacional de Emisiones).  Consequently, we have been obligated to comply with this requirement since January 1, 2015.

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

Since 2011 we have been selected to be one of the members of the Sustainability Index by the Mexican Stock Exchange.  The Mexican Stock Exchange Sustainability Index members were selected from among the 70 most traded stocks on the Mexican Stock Exchange based on evaluation criteria of corporate governance, environmental management and social responsibility.  Our 2016 ratification in the Mexican Stock Exchange Sustainability Index is valid through January 31, 2017.

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

As of April 15, 2016, no such regulatory changes had been enacted.  Although we do not expect that the Competition Commission Chairman’s report or the congressional initiative will result in any regulatory changes in the short term, changes to the airport regulatory framework may occur in the future.

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of April 15, 2016, including our direct and indirect ownership interest in each:

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

Holds 90% of the shares of the Consortium to develop and operate an NH-branded hotel and commercial areas inside the Terminal 2 of Mexico City International Airport.  A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%.

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

Holds 85% of the shares of the investment project to develop and operate a Hilton Garden Inn and commercial areas at the Monterrey airport.  Grupo Hotelero Santa Fe owns the remaining 15%.

Holds 51% of the shares of OMA VYNMSA Aero Industrial Park, S.A. de C.V., an investment project to develop, operate and build an industrial park at the Monterrey airport.  VYNMSA owns the remaining 49%.

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

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government.  The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers.  For example, approximately 67.5% of our total revenues in 2015 were earned from aeronautical services and approximately 73.2% of the sum of our aeronautical and non-aeronautical revenues in 2015 were earned from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation and the specific prices that we negotiate with airlines for the provision of aeronautical services.  The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.  In evaluating our aeronautical revenues, we focus principally on workload units, which measure volume, and aeronautical revenues per workload unit, which measures the contribution to aeronautical revenues from each workload unit.

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

During 2015, our business initiatives were focused on maximizing aeronautical revenues and increasing non-aeronautical revenues through (i) the promotion of route development and the optimization of rates; (ii) improving the commercial offerings and the passenger experience inside our airport terminals; (iii) increasing the operations of our current diversification businesses related to airports, such as the Terminal 2 NH Hotel and the new Hilton Garden Inn hotel at the Monterrey airport, our OMA Carga business and the OMA-VYNMSA industrial park; and (iv) generating new sources of non-aeronautical revenues through new diversification activities that we expect to increase our revenues in the coming years.

Recent Developments

Hotel at Monterrey Airport

In July 2013, we, through our subsidiary OMA Logística, signed an agreement with Grupo Hotelero Santa Fe, , a Mexican hospitality investment and operating company, to develop and operate a 134-room hotel at the Monterrey airport under the Hilton Garden Inn brand through an investment of which OMA Logística holds 85% and Grupo Hotelero Santa Fe holds 15%.  The Hilton Garden Inn at the Monterrey airport is located between Terminals A and B and includes a conference room with a capacity for 120 persons with the flexibility to be reconfigures, a business center, meeting rooms, gym, restaurant, 24-hour room service and transportation services.  Construction of the hotel began in January 2014 and it started operations on August 27, 2015.  The net investment in the construction of the hotel was Ps. 139,223 thousand.  Since its opening until the end of 2015, the hotel generated revenues of Ps. 16,882 thousand, exceeding our expectations, and the annual average occupancy during such period was 47.9%.  In 2015, the annual average rate per room was Ps. 1,667.

Industrial Park at Monterrey Airport

In November 2012, we, through our subsidiary OMA Logística, signed a strategic alliance agreement with VYNMSA, to build and operate an industrial park at the Monterrey airport through the company OMA VYNMSA Aero Industrial Park, S.A. de C.V. (in which OMA Logística has a 51% ownership interest and VYNMSA has a 49% ownership interest).  As part of this strategic alliance, 32.4 hectares (0.13 square miles) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park.  The first phase of the industrial park, which was inaugurated on March 20, 2015, included urbanization works and the construction of a 5,000-square-meter (53,820-square-foot) warehouse, for which we signed a 40-month lease agreement and includes a 2,400-square-meter (25,833-square-foot) expansion.  Additionally, we signed a 42-month lease agreement for a 5,000-square-meter (53,820-square-foot) warehouse that is under construction at the date of this report.

Amendment to the Technical Assistance Agreement

On May 13, 2015, we signed an extension and amendment to our Technical Assistance Agreement.  The amendment establishes terms and conditions that are favorable to us by reducing the technical assistance fee by 20% for the first three years, from 5% to the greater of U.S.$ 3,478,000  (updated annually according to the U.S. consumer price index) and 4% of our annual consolidated operating income calculated prior to deducting the technical assistance fee and depreciation and amortization (“EBITDA” as defined in the Technical Assistance Agreement), and by an additional 25% for the final two years of the extension, to 3% of our EBITDA.  The amendment became effective on June 14, 2015 and will remain in effect until December 31, 2020.

Through this amendment, we assure the continued technical assistance services from SETA, under the same operating framework and with the same high standards of quality.  This amendment highlights the importance of having the support of our strategic partner in the next five-year period, during which we expect to continue to grow passenger traffic and revenues, while increasing the efficiency of our management and operations.

Conversion of SETA’s Series BB Shares

On September 15, 2015, we, at the request of our shareholder and strategic partner SETA, converted 9,034,000 of SETA’s Series BB shares to Series B shares.  After the conversion, SETA holds 49,766,000 Series BB shares and 17,034,000 Series B shares.

SETA’s total shareholding in our capital remains unchanged at 16.7% and its shareholding of Series BB shares remains at 12.4%.  Its special rights under our by-laws were therefore not affected as a result of the conversion.

As a result, on March 11, 2016, we updated the registration of our shares with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and exchanged the corresponding share certificates representing our capital stock.

New Maximum Tariffs and Master Development Programs

On December 11 and 21, 2015, respectively, new master development programs and new maximum tariffs for the five-year period between 2016 and 2020 for our 13 airports were approved by the Ministry of Communications and Transportation, acting through the Mexican Bureau of Civil Aviation.  On December 30, 2015, the new maximum tariffs for our 13 airports were published in the Official Gazette of the Federation.

The total investment amount committed for the period from 2016 through 2020 is Ps. 4,640 million (expressed in pesos of December 31, 2015) and the investments of the new master development programs for this period represent the fourth investment period within the terms of our concessions.

Aeroinvest’s Merger with CONOISA

On January 5, 2016, Aeroinvest merged into CONOISA, a subsidiary of Empresas ICA, with CONOISA as the surviving entity.  As a result of this internal merger, CONOISA assumed all of the rights and obligations of Aeroinvest, including with respect to Aeroinvest’s beneficial ownership of Series B shares.

CONOISA’s Pledges of Series B Shares

On June 2, 2015, our shareholder Aeroinvest (currently CONOISA), entered into a series of agreements with Banco Santander, in connection with an equity swap transaction (the “Financing Transaction”) in respect of 27,795,120 Series B shares, guaranteed by an additional 6,948,780 Series B shares pursuant to a Mexican law governed share pledge agreement.

In January 2016, CONOISA and Banco Santander fully terminated the Financing Transaction.  In connection with the termination, (i) on January 8, 2016, Banco Santander sold an aggregate of 27,795,120 Series B shares, or 6.9% of our Series B shares, which resulted in aggregate net proceeds of Ps. 2,168 million, and (ii) on January 15, 2016, Monex, as pledge administrator under the Financing Transaction, sold an aggregate of 2,550,475 Series B shares, or 0.6% of our Series B shares, which resulted in aggregate net proceeds of Ps. 197 million. Monex transferred back to CONOISA an aggregate of 4,398,305 Series B shares and Banco Santander terminated all corresponding liens on such shares as a result of the repayment in full of the Financing Transaction.

On February 2, 2016, as a result of the foreclosure on Series B shares pledged as collateral to Deutsche Bank in connection with a loan to CONOISA (as successor in interest to Aeroinvest), Deutsche Bank sold an aggregate of 33,162,600 Series B shares or 8.29% of our Series B shares.

Between March 10, 2016 and March 17, 2016 as a result of a foreclosure on Series B shares pledged to Value in connection with a loan agreement between Value, ICA Planeación and CONOISA (as successor in interest to Aeroinvest), Value sold an aggregate of 6,814,578 Series B shares, or 1.70% of our Series B shares, and released the pledge on 907,100 Series B shares, which were returned to CONOISA and terminated the financing transaction.  On March 18, 2016, CONOISA sold the remaining 907,100 Series B shares.

As a result, as of the date of this report, CONOISA holds 7,516,377 Series B shares, equivalent to 1.9% of our capital stock, and indirectly holds 12.4% of our capital stock through its 74.5% shareholding in SETA.

Early Adoption of IAS 27 (Separate Financial Statements)

In December 2015, we early-adopted the amendments established by International Accounting Standard 27 (IAS 27), which allows for early adoption and retroactive application of the equity method of accounting for our investments in subsidiaries, associates and joint ventures in our separate (holding company) financial statements.  The change does not affect OMA’s consolidated results; it only affects the financial statements of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., on a legal-entity basis, which is the basis on which the annual Shareholders’ Meeting will allocate results for the period.

New Advertising Services Provider

On January 1, 2016, we signed a lease and advertising services agreement with SSL Digital, S.A. de C.V. (“SSL”), effective from January 1, 2016 through December 31, 2024, as part of OMA’s initiative to modernize advertising services and increase revenues from this line of business.  The agreement provides us with a minimum guaranteed revenue and a 60% participation in the revenues generated by SSL in our airports.

SAP Enterprise Platform Goes Live

On February 8, 2016, all of our subsidiaries and business units went live with the SAP enterprise management platform for integrating and optimizing our administrative processes, in order to improve efficiency, responsiveness and increase satisfaction for our clients and other stakeholders.

Operating Results

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps. 17.3398 per U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2015.

Passenger and Cargo Volumes

In 2015, approximately 86.0% of the terminal passengers using our airports were domestic.  Domestic traffic increased by 14.7% and international traffic increased by 18.4% as compared to 2014.  In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States.  Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.  For instance, in 2013, airlines began receiving new aircrafts, which increased flight capacities and, thereby, passenger traffic.  Additionally, in 2014, a new Mexican airline called TAR began operations in several of our airports, which increased passenger traffic volumes by 73,081 passengers.

Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2013, 2014 and 2015, our 13 airports handled approximately 85,532, 86,372 and 92,776 metric tons of cargo, respectively.  The increase in air cargo transportation in 2015 was due to an increase in ground cargo transportation.  Increases in our cargo volume are beneficial to us for purposes of the maximum-rate calculations, as cargo increases the number of our workload units.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015
Domestic terminal passengers(1)	11,459.25	12,691.56	14,551.00
International terminal passengers(1)	1,833.22	2,003.37	2,371.14
Total terminal passengers(1)	13,292.47	14,694.94	16,922.14
Cargo units(1)	855.32	863.72	927.76
Total workload units(1)	14,147.79	15,558.66	17,849.90
Change in total terminal passengers(2)	5.5%	10.6%	15.2%
Change in workload units(2)	4.9%	10.0%	14.7%

Aeronautical revenues(3)	2,268,869	2,532,666	3,033,130
Change in aeronautical revenues(2)	6.5%	11.6%	19.8%
Aeronautical revenues per workload unit	160.4	162.8	169.9
Change in aeronautical revenues per workload unit(1)(2)	1.6%	1.5%	4.4%

Non-aeronautical revenues(3)	796,501	889,694	1,111,541
Change in non-aeronautical revenues(2)	15.6%	11.7%	24.9%
Non-aeronautical revenues per terminal passenger(4)	59.9	60.5	65.7
Change in non-aeronautical revenues per terminal passenger(2)	9.5%	1.0%	8.6%
Non-aeronautical revenues per terminal passenger, excluding hotel services(4)(5)	46.6	47.2	52.1
Change in non-aeronautical revenues per terminal passenger, excluding hotel services(2)(5)	10.7%	1.28%	10.4%

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

In 2015, we served 16.9 million terminal passengers, of which 14.5 million were domestic and 2.4 million were international, and approximately 0.2 million were transit passengers.  The increase in passengers in 2015 was principally due to an increase in the number of routes at several of our airports.

Classification of Revenues

We classify our revenues into three categories: revenues from aeronautical services, revenues from non-aeronautical services and revenues from construction services.  Historically, a substantial majority of our total revenues have been derived from aeronautical services.  For example, in 2015, 67.5% of our total revenues were derived from aeronautical services, and the remainder of our revenues was derived from non-aeronautical services and construction services.  Aeronautical services represented 73.2% of the sum of our aeronautical and non-aeronautical revenues.

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

Our revenues from non-aeronautical services are not subject to price regulation under our maximum rates and generally includes revenues earned from:  (i) commercial activities, such as car parking (which may be subject to certain municipal regulations, but not to our maximum rates), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as advertising, retail operators, food and beverage providers, car rental companies, time-share sales and promotions service providers, duty-free operators and fees collected from other miscellaneous sources, such as financial services providers, telecommunications providers and other passenger services providers; (ii) diversification activities, which include revenues earned by the operation of the Terminal 2 NH Hotel of Mexico City International Airport, OMA Carga operations (air cargo logistics services), the new Hilton Garden Inn hotel at the Monterrey airport and real estate services; and (iii) complementary activities, which principally include our checked baggage-screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations, as well as fees for access to federal zones.

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

Fluctuations in the Peso

From December 31, 2012 to December 31, 2013, the peso depreciated by approximately 1.1%, from Ps. 12.96 per U.S.$ 1.00 on December 31, 2012, to Ps. 13.10 per U.S.$ 1.00 on December 31, 2013.  From December 31, 2013 to December 31, 2014, the peso depreciated by approximately 12.6%, from Ps. 13.10 per U.S.$ 1.00 on December 31, 2013, to Ps. 14.75 per U.S.$ 1.00 on December 31, 2014.  From December 31, 2014 to December 31, 2015, the peso depreciated by approximately 16.6%, from Ps. 14.75 per U.S.$ 1.00 on December 31, 2014, to Ps. 17.20 per U.S.$ 1.00 on December 31, 2015.  The peso continued to depreciate, reaching Ps. 17.56 per U.S.$ 1.00 on April 15, 2016.

A depreciation of the peso affects our business in the following ways:  (i) international passengers pay tariffs denominated in U.S. dollars, and these tariffs are generally collected in Mexican pesos 30 to 60 days following the date of each flight; thus any depreciation of the Mexican peso has a positive impact on our results from operations which are denominated in Mexican pesos and (ii) we have financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos thus causing foreign exchange losses.  As of December 31, 2015, international passenger charges amounted to Ps. 632,834 thousand and as of December 31, 2015, we had U.S.$ 14.4 million of liabilities denominated in U.S. dollars.

Aeronautical Revenues

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit (a workload unit is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services.  See “Item 4. Regulatory Framework—Revenue Regulation” for a description of our maximum rates and the rate setting procedures for future periods.  The maximum rates for our airports have been determined for each year through December 31, 2020.

The following table sets forth our revenues from aeronautical services for the periods indicated:

	For the Year Ended December 31,
	2013		2014		2015
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Aeronautical revenues:
Domestic passenger charges	1,441,037	63.5%	1,613,023	63.7%	1,863,875	61.5%
International passenger charges	412,817	18.2%	455,244	18.0%	632,834	20.9%
Landing charges	116,082	5.1%	130,614	5.2%	150,739	5.0%
Aircraft parking charges	97,997	4.3%	114,950	4.5%	137,749	4.5%
Airport security charges	27,123	1.2%	30,430	1.2%	36,433	1.2%
Passenger walkway charges	25,845	1.1%	29,202	1.2%	38,983	1.3%
Other(1)	147,968	6.5%	159,203	6.2%	172,517	5.6%
Total aeronautical revenues	2,268,869	100.0%	2,532,666	100.0%	3,033,130	100%

(1)          Includes regulated access fees, leasing of space to airlines for their operations and leasing of space in the airside to cargo handling agents and shippers.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and the leasing of space to airlines, every three months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenues per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers.  Historically, our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers.  In 2015, passenger charges represented 82.4% of our aeronautical services revenues.  In 2015, aeronautical services represented 67.5% of our total revenues and 73.2% of the sum of our aeronautical and non-aeronautical revenues.

We seek to offer incentives, including significant discounts on charges for aeronautical services, to encourage carriers to establish new routes and take other measures expected to increase passenger traffic at our airports.  The Mexican Airport Law prevents discriminatory pricing, so incentives we offer must be available to any carrier meeting the conditions specified for those incentives.  In 2013, 2014 and 2015, we offered a general incentive scheme to all airlines that started new routes as well as airlines with increased passenger traffic as compared to 2012, 2013 and 2014, respectively.  The main objective is to promote passenger growth in all of our airports.  We may continue to offer further incentives in the future.

Such initiatives undertaken in the future may not be carried out, and may not increase our passenger traffic volume or our revenues.

In 2015, our aeronautical revenues represented approximately 99.4% of the amount we were entitled to earn under the maximum rates applicable to all of our airports.  To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenues, this percentage could decrease.  We may not be able to collect substantially all of the revenues we are entitled to earn from services subject to price regulation in the future.

Non-Aeronautical Revenues

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services.  The contribution to our total revenues from non-aeronautical services was 24.7% in 2015.  Our non-aeronautical revenues per terminal passenger increased from Ps. 60.5 in 2014 to Ps. 65.7 in 2015, due primarily to an increase in and improvement of diversification and commercial activities in all of our airports, especially our revenues from OMA Carga, parking services, hotel services (which include both hotels) and baggage-screening services.  Our non-aeronautical revenues in 2015 represented 26.8% of the sum of our aeronautical and non-aeronautical revenues, and our revenues from commercial activities per terminal passenger increased from Ps. 30.8 in 2014 to Ps. 32.3 in 2015, due primarily to an increase in and improvement of commercial activities in all of our airports, especially our revenues from parking, food and beverage and retail operations.

The following table sets forth our revenues from non-aeronautical activities for the periods indicated:

	For the Year Ended December 31,
	2013		2014		2015
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Non-aeronautical revenues:
Commercial activities:
Car parking charges	128,012	16.1%	146,167	16.4%	181,631	16.4%
Advertising	80,185	10.1%	87,420	9.8%	97,255	8.8%

	For the Year Ended December 31,
	2013		2014		2015
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Retail operations(1)	57,050	7.2%	63,017	7.1%	75,975	6.8%
Food and beverage operations	46,472	5.8%	53,862	6.1%	67,187	6.0%
Car rental operators	45,635	5.7%	48,821	5.5%	60,168	5.4%
Time share developers	14,371	1.8%	14,626	1.6%	12,283	1.1%
Financial services	4,556	0.6%	4,740	0.5%	5,930	0.5%
Communications and network	13,195	1.7%	13,337	1.5%	13,120	1.2%
Services to passengers	12,896	1.6%	11,959	1.3%	20,994	1.9%
VIP lounges	5,038	0.6%	6,953	0.8%	10,119	0.9%
Masterkey(2)	—	—	1,750	0.2%	1,772	0.2%
Total commercial activities	407,410	51.2%	452,652	50.9%	546,434	49.2%
Diversification activities:
Hotel services	176,510	22.2%	195,742	22.0%	229,370	20.6%
OMA Carga operations	42,894	5.4%	47,309	5.3%	107,443	9.7%
Real estate services	8,554	1.1%	8,155	0.9%	10,966	1.0%
Total diversification activities	227,958	28.6%	251,206	28.2%	347,779	31.3%
Complementary Activities:
Leasing of space(3)	57,147	7.2%	60,692	6.8%	65,937	5.9%
Access rights for complementary service providers	7,237	0.9%	8,729	1.0%	8,705	0.8%
Baggage-screening services	64,375	8.1%	79,090	8.9%	99,974	9.0%
Other services (CUSS and CUTE)(5)	—	—	—	—	3,439	0.3%
Total complementary activities	128,759	16.2%	148,511	16.7%	178,055	16.0%
Other revenues(4)	32,374	4.0%	37,325	4.2%	39,273	3.5%
Total revenues from non-aeronautical services	796,501	100.0%	889,694	100.0%	1,111,541	100.0%

(1)          Includes revenues from duty-free operations.

(2)          Masterkey is a loyalty program for passengers in OMA’s airports, which provides discounts and exclusive services for an annual membership fee.

(3)          Includes the leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).

(4)          Other revenues consist mainly of recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports.

(5)          Common-Use Self Service (CUSS) corresponds to revenues from passengers’ self-service kiosks, and Common-Use Terminal Equipment (CUTE) corresponds to revenues from shared terminal equipment for the airlines’ use located in terminal gates.

The majority of our non-aeronautical revenues are derived from commercial activities, which represented 49.2% of our non-aeronautical revenues in 2015.  Commercial activities include car parking charges (which may be subject to government regulation, but not to our maximum rates), rental and royalty payments from third parties operating retail stores and providing commercial services at our airports, such as advertising, food and beverage providers, car rentals, time-share sales and promotions services, duty-free stores and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers.

On an individual basis, our most important source of non-aeronautical revenues is hotel services provided by both Terminal 2 NH Hotel at the Mexico City International Airport and the Hilton Garden Inn Hotel at the Monterrey airport, which represented 20.6% of our non-aeronautical revenues in 2015 and is part of our diversification activities.  Other than hotel services, diversification activities include OMA Carga operations (air cargo logistics services) and real estate services.

Complementary activities represented 16.0% of our non-aeronautical revenues in 2015.  These activities principally include baggage-screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations; as well as fees for access to federal zones.

Operating Costs

Our operating costs have been, and we believe that they will continue to be, funded entirely from our results of operations.  The following table sets forth our operating costs and certain other related information for the periods indicated:

	For the Year Ended December 31,
	2013	2014		2015
	Amount	Amount	% Change	Amount	% Change
	(in thousands of pesos, except percentages)
Operating Costs:
Cost of services:
Employee costs	168,549	174,509	3.5%	191,660	9.8%
Maintenance	136,400	135,957	(0.3%)	147,923	8.8%
Safety, security and insurance	139,034	142,013	2.1%	153,011	7.7%
Utilities (electricity, cleaning and water)	139,316	142,066	2.0%	135,825	(4.4%)
Real estate leases	31,755	35,294	11.1%	38,265	8.4%
Allowance for doubtful accounts	(3,727)	1,296	(134.8%)	(1,103)	N/A
Hotel service costs	25,658	34,091	32.9%	42,742	25.4%
Statutory employee profit sharing	1,424	1,226	(13.9%)	2,411	96.7%
Equipment lease, fees and other	86,920	106,494	22.5%	125,399	17.8%
Total cost of services	725,329	772,946	6.6%	836,133	8.2%
Major maintenance provision	263,167	179,932	(31.6%)	174,293	(3.1%)
Construction costs	352,688	307,327	(12.9%)	347,988	13.2%
Administrative expenses	501,233	536,034	6.9%	562,055	4.9%
Concession taxes	148,159	171,670	15.9%	209,771	22.2%
Technical assistance fees	66,643	82,461	23.7%	97,818	18.6%
Depreciation and amortization(1)	201,226	223,982	11.3%	238,809	6.6%
Other income, net	(49,782)	(13,654)	(72.6%)	(10,763)	(21.2%)
Total operating costs	2,208,663	2,260,698	2.4%	2,456,104	8.6%

(1)          Depreciation reflects depreciation of fixed assets, and amortization reflects amortization of our concessions and rights to use airport facilities.

Cost of Services

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.

Major maintenance provision

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

Concession Tax

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

Technical Assistance Fee

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers technical assistance and technological and industry knowledge and experience to us in exchange for a fee.  The technical assistance fee for each of 2001 and 2002 was fixed at U.S.$ 5.0 million (adjusted annually for U.S. inflation).  For the remainder of the original contract term, the fee was equal to the greater of U.S.$ 3.0 million adjusted annually for inflation (measured by the U.S. consumer price index) or 5% of our EBITDA.  Pursuant to the extension and amendment to the Technical Assistance Agreement signed on May 13, 2015, as of June 14, 2015, the fee was reduced to the greater of U.S.$ 3,478,000 (updated annually according to the U.S. consumer price index) and 4% of our EBITDA for the first three years of the extension and 3% of our EBITDA for the last two years of the extension.

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions.  In 2015, our depreciation and amortization expenses increased by 6.6%, as compared to 2014, as a result of an increase in investment improvements to concession assets during 2015.

The value of our concessions was determined in June 2000, when SETA won the bid to acquire Series BB shares currently representing 12.4% of our capital stock, based on the value assigned by the independent company INGENIAL.  In addition, we depreciate the value of certain fixed assets that we acquire or build at our airports pursuant to the investment requirements under our master development programs.

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

Capital Expenditures

In 2015, capital expenditures were Ps. 548,346 thousand.  We funded our capital expenditures through cash flows from operations and debt, and we believe that we will continue to do so in the future.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Taxation

In October 2013, the Mexican government enacted tax reforms, which include several significant changes to income tax laws, discussed in further detail below, entering into effect on January 1, 2014.  The effects of the changes in tax law on deferred tax assets and liabilities were recognized as earnings in 2013.

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

The main impact of these tax reforms was the elimination of a deferred Business Flat Tax liability and a new statutory tax rate that was previously recognized and the recognition of a deferred tax asset based only on Corporate Income Tax at a number of our airports.  The recognition of such deferred tax asset represented Ps. 59,044 thousand for the year ended December 31, 2015.  As a result, in 2015, we had an effective tax rate of 29.3%.

The statutory Corporate Income Tax rate in 2015, 2014 and 2013 was 30.0%.

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

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated:  the percentage that the Mexican peso devalued or appreciated against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate and the percentage that Mexican GDP changed as compared to the previous period:

	For the Year Ended December 31,
	2014	2015
Depreciation of the Mexican peso as computed to the U.S. dollar(1)	12.6%	16.6%
Mexican inflation rate(2)	4.1%	2.1%
U.S. inflation rate(3)	0.8%	0.7%
Increase in Mexican GDP(4)	2.6%	2.5%

(1)          Based on changes in the noon buying rate for Mexican pesos, as published by the U.S. Federal Reserve at the end of each period, which were as follows:  Ps. 13.10 per U.S.$ 1.00 as of December 31, 2013, Ps. 14.75 per U.S.$ 1.00 as of December 31, 2014 and Ps. 17.20 per U.S.$ 1.00 as of December 31, 2015.

(2)          Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican Central Bank.  The year-end Mexican Consumer Price Index was 116.059 in 2014 and 118.532 in 2015.

(3)          Based on changes in the Consumer Price Index for all urban consumers before seasonal adjustment, as reported by the U.S. Department of Labor, Bureau of Labor Statistics.

(4)          In real terms, as reported by the Mexican Central Bank.

Due to the relatively low rate of inflation in Mexico in recent years, inflation did not have a material impact on our results of operations during 2013, 2014 and 2015.  However, the general condition of the Mexican economy, the devaluation of the peso as compared to the U.S. dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, the following:

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

Operating Results by Segment

The following table sets forth our results of operations for the periods indicated for each of our airports and our hotel.

	For the Year Ended December 31,
	2013	2014	2015
	(in thousands of pesos, except percentages)
Metropolitan Destination
Monterrey:
Revenues:
Aeronautical services	1,046,621	1,167,807	1,443,311
Non-aeronautical services	320,774	360,228	484,111
Construction services	74,722	36,618	70,999
Total revenues	1,442,117	1,564,653	1,998,421
Operating costs:
Costs and administrative expenses	245,215	267,939	310,597
Major maintenance provision	56,249	24,330	24,327
Construction costs	74,722	36,618	70,999
Depreciation and amortization	71,513	75,036	76,357
Solidarity fee	771,663	890,327	1,150,670
Total operating costs	1,219,363	1,294,250	1,632,950
Income from operations	222,754	270,403	365,471
Operating margin(1)	15.4%	17.3%	18.3%

Tourist Destinations
Acapulco:
Revenues:
Aeronautical services	108,420	117,573	138,309
Non-aeronautical services	20,266	22,779	27,864
Construction services	43,861	48,313	81,869
Total revenues	172,547	188,665	248,042
Operating costs:
Costs and administrative expenses	42,776	35,005	56,160
Major maintenance provision	17,499	3,477	21,621
Construction costs	43,861	48,313	81,869
Depreciation and amortization	14,845	16,601	18,737
Solidarity fee	24,688	40,017	48,326
Total operating costs	143,669	143,413	226,713
Income from operations	28,878	45,252	21,329
Operating margin(1)	16.7%	24.0%	8.6%

Mazatlán:
Revenues:
Aeronautical services	136,063	148,781	168,703
Non-aeronautical services	34,719	37,002	40,820
Construction services	14,173	66,475	41,487
Total revenues	184,955	252,258	251,010
Operating costs:
Costs and administrative expenses	39,990	44,444	49,226
Major maintenance provision	22,044	25,573	(4,949)
Construction costs	14,173	66,475	41,487
Depreciation and amortization	11,258	11,794	14,486
Solidarity fee	68,905	67,493	110,590
Total operating costs	156,370	215,779	210,840
Income from operations	28,585	36,479	40,170

	For the Year Ended December 31,
	2013	2014	2015
	(in thousands of pesos, except percentages)
Operating margin(1)	15.5%	14.5%	16.0%

Zihuatanejo:
Revenues:
Aeronautical services	91,203	102,780	118,736
Non-aeronautical services	17,843	19,990	23,751
Construction services	24,348	14,504	57,943
Total revenues	133,394	137,274	200,430
Operating costs:
Costs and administrative expenses	28,684	40,510	42,710
Major maintenance provision	10,017	12,059	(73)
Construction costs	24,348	14,504	57,943
Depreciation and amortization	13,346	13,738	15,073
Solidarity fee	33,377	31,810	57,439
Total operating costs	109,772	112,621	173,092
Income from operations	23,622	24,653	27,338
Operating margin(1)	17.7%	18.0%	13.6%

Regional Destinations
Chihuahua:
Revenues:
Aeronautical services	148,028	162,469	196,033
Non-aeronautical services	30,461	34,792	40,204
Construction services	9,127	15,719	3,769
Total revenues	187,616	212,980	240,006
Operating costs:
Costs and administrative expenses	41,320	52,976	49,308
Major maintenance provision	11,419	12,578	30,246
Construction costs	9,127	15,719	3,769
Depreciation and amortization	10,190	11,599	12,025
Solidarity fee	87,043	81,626	118,105
Total operating costs	159,099	174,498	213,453
Income from operations	28,517	38,482	26,553
Operating margin(1)	15.2%	18.1%	11.1%

Culiacán:
Revenues:
Aeronautical services	211,588	223,423	255,921
Non-aeronautical services	32,504	35,022	39,981
Construction services	18,294	34,097	34,058
Total revenues	262,386	292,542	329,960
Operating costs:
Costs and administrative expenses	48,850	53,029	52,112
Major maintenance provision	31,523	10,217	23,338
Construction costs	18,294	34,097	34,058
Depreciation and amortization	12,600	14,148	15,898
Solidarity fee	111,327	130,560	163,791
Total operating costs	222,594	242,051	289,197
Income from operations	39,792	50,491	40,763
Operating margin(1)	15.2%	17.3%	12.4%

Durango:
Revenues:
Aeronautical services	44,341	48,937	63,186
Non-aeronautical services	7,144	7,784	9,080
Construction services	23,149	13,598	2,992
Total revenues	74,634	70,319	75,258

	For the Year Ended December 31,
	2013	2014	2015
	(in thousands of pesos, except percentages)
Operating costs:
Costs and administrative expenses	18,530	19,774	22,467
Major maintenance provision	7,383	9,805	23,868
Construction costs	23,149	13,598	2,992
Depreciation and amortization	4,092	5,981	5,867
Solidarity fee	13,710	10,033	9,073
Total operating costs	66,864	59,191	64,267
Income from operations	7,770	11,128	10,991
Operating margin(1)	10.4%	15.8%	14.6%

San Luis Potosí:
Revenues:
Aeronautical services	65,573	84,498	99,341
Non-aeronautical services	14,541	17,508	20,482
Construction services	73,874	14,772	4,668
Total revenues	153,988	116,778	124,491
Operating costs:
Costs and administrative expenses	19,713	20,871	27,706
Major maintenance provision	35,637	6,487	(16,415)
Construction costs	73,874	14,772	4,668
Depreciation and amortization	3,698	5,680	7,431
Solidarity fee	8,232	48,956	78,415
Total operating costs	141,154	96,766	101,805
Income from operations	12,834	20,012	22,686
Operating margin(1)	8.3%	17.1%	18.2%

Tampico:
Revenues:
Aeronautical services	108,330	124,312	144,178
Non-aeronautical services	15,504	18,183	22,810
Construction services	6,116	12,981	9,589
Total revenues	129,950	155,476	176,577
Operating costs:
Costs and administrative expenses	28,505	30,340	31,839
Major maintenance provision	19,496	14,364	21,551
Construction costs	6,116	12,981	9,589
Depreciation and amortization	5,518	7,356	6,655
Solidarity fee	48,419	62,312	74,150
Total operating costs	108,054	127,353	143,784
Income from operations	21,896	28,123	32,793
Operating margin(1)	16.8%	18.1%	18.6%

Torreón:
Revenues:
Aeronautical services	87,321	98,985	110,480
Non-aeronautical services	14,114	15,671	18,191
Construction services	11,887	12,444	14,796
Total revenues	113,322	127,100	143,467
Operating costs:
Costs and administrative expenses	27,644	29,603	30,346
Major maintenance provision	17,060	14,961	1,431
Construction costs	11,887	12,444	14,796
Depreciation and amortization	7,267	9,437	8,484
Solidarity fee	36,839	38,655	63,345
Total operating costs	100,698	105,100	118,402
Income from operations	12,624	22,000	25,065
Operating margin(1)	11.1%	17.3%	17.5%

	For the Year Ended December 31,
	2013	2014	2015
	(in thousands of pesos, except percentages)
Zacatecas:
Revenues:
Aeronautical services	51,282	56,872	66,957
Non-aeronautical services	7,139	7,535	9,304
Construction services	26,264	14,036	10,294
Total revenues	84,685	78,443	86,555
Operating costs:
Costs and administrative expenses	18,296	19,910	21,887
Major maintenance provision	7,099	15,631	10,768
Construction costs	26,264	14,036	10,294
Depreciation and amortization	5,146	6,247	6,718
Solidarity fee	17,990	9,768	25,287
Total operating costs	74,795	65,592	74,954
Income from operations	9,890	12,851	11,601
Operating margin(1)	11.7%	16.4%	13.4%

Border Destinations
Ciudad Juárez:
Revenues:
Aeronautical services	112,707	124,252	146,201
Non-aeronautical services	22,460	24,784	29,225
Construction services	9,078	13,782	9,512
Total revenues	144,245	162,818	184,938
Operating costs:
Costs and administrative expenses	35,965	37,434	43,402
Major maintenance provision	17,275	13,313	29,265
Construction costs	9,078	13,782	9,512
Depreciation and amortization	8,212	9,294	10,658
Solidarity fee	50,964	59,549	63,508
Total operating costs	121,494	133,372	156,345
Income from operations	22,751	29,446	28,593
Operating margin(1)	15.8%	18.1%	15.5%

Reynosa:
Revenues:
Aeronautical services	69,919	85,018	95,742
Non-aeronautical services	9,425	10,988	12,557
Construction services	17,795	9,988	6,012
Total revenues	97,139	105,994	114,311
Operating costs:
Costs and administrative expenses	18,771	22,398	25,657
Major maintenance provision	10,466	17,137	9,315
Construction costs	17,795	9,988	6,012
Depreciation and amortization	4,526	6,939	6,127
Solidarity fee	32,417	30,614	52,827
Total operating costs	83,975	87,076	99,938
Income from operations	13,164	18,918	14,373
Operating margin(1)	13.6%	17.8%	12.6%

Hotels
Terminal 2 NH Hotel:
Revenues:
Non-aeronautical services	176,510	195,742	212,488
Total revenues	176,510	195,742	212,488
Operating costs:
Costs and administrative expenses	103,801	122,683	131,840

	For the Year Ended December 31,
	2013	2014	2015
	(in thousands of pesos, except percentages)
Depreciation and amortization	20,219	19,883	20,506
Total operating costs	124,020	142,566	152,346
Income from operations	52,490	53,176	60,142
Operating margin	29.7%	27.2%	28.3%

Hilton Garden Inn Hotel:
Revenues:
Non-aeronautical services	N/A	N/A	16,882
Total revenues	N/A	N/A	16,882
Operating costs:
Costs and administrative expenses	N/A	N/A	16,703
Depreciation and amortization	N/A	N/A	1,163
Total operating costs	N/A	N/A	17,866
Loss from operations	N/A	N/A	(984)
Operating margin	N/A	N/A	(5.8)%

(1)          We determine operating margin per airport by dividing income from operations at each airport by total revenues for that airport.

Historically, our most profitable airport has been the Monterrey airport, which handles the majority of our international passengers.  In recent years, however, this trend has changed.  In 2013, the Zihuatanejo airport was our most profitable airport, primarily due to other income received from the sale of fixed assets.  In 2014, the Acapulco airport was our most profitable airport, principally as a result of a decrease in the major maintenance provision, mainly due to new estimates of major maintenance requirements in our airports in 2013, as well as lower minor maintenance requirements coupled with increased aeronautical and non-aeronautical revenues.  In 2015, the Tampico airport was our most profitable airport, principally as a result of an increase in aeronautical and non-aeronautical revenues due to an increase in passenger traffic. We determine profitability per airport by dividing income from operations in each airport by total revenues for that airport.

Summary Historical Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated:

	Year Ended December 31,
	2013	2014		2015
	Amount	Amount	% Change	Amount	% Change
	(in thousands of pesos, except percentages)
Revenues:
Aeronautical services	2,268,869	2,532,666	11.6%	3,033,130	19.8%
Non-aeronautical services	796,501	889,694	11.7%	1,111,541	24.9%
Construction services	352,688	307,327	(12.9%)	347,988	13.2%
Total revenues	3,418,058	3,729,687	9.1%	4,492,659	20.5%
Operating costs:
Cost of services	725,329	772,946	6.6%	836,133	8.2%
Major maintenance provision	263,167	179,932	(31.6%)	174,293	(3.1%)
Construction costs	352,688	307,327	(12.9%)	347,988	13.2%
Administrative expenses	501,233	536,034	(6.9%)	562,055	4.9%
Concession taxes	148,159	171,670	15.9%	209,771	22.2%
Technical assistance fees	66,643	82,461	23.7%	97,818	18.6%
Depreciation and amortization	201,226	223,982	11.3%	238,809	6.6%
Other income (expense)	(49,782)	(13,654)	(72.6%)	(10,763)	(21.2%)
Total operating costs	2,208,663	2,260,698	2.4%	2,456,104	8.6%
Income from operations	1,209,395	1,468,989	21.5%	2,036,555	38.6%
Interest expense, net	(136,709)	(187,221)	36.9%	(254,024)	35.7%
Exchange loss, net	(6,198)	(22,463)	262.4%	(33,784)	50.4%
Income before income taxes	1,066,488	1,259,305	18.1%	1,748,747	38.9%
Income taxes	(134,876)	232,345	(272.3%)	512,110	120.4%
Consolidated net income	1,201,364	1,026,960	(14.5%)	1,236,637	20.4%
Other operating data:
Operating margin(1)	35.4%	39.4%	N/A	45.3%	N/A
Net margin(2)	35.1%	27.5%	N/A	27.5%	N/A

(1)          Income from operations divided by total revenues, expressed as a percentage.

(2)          Net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year Ended December 31, 2015, Compared to the Year Ended December 31, 2014.

Consolidated Revenues

Total revenues for 2015 were Ps. 4,492,659 thousand, 20.5% higher than the Ps. 3,729,687 thousand recorded in 2014, primarily as a result of an increase in both aeronautical and non-aeronautical revenues.  The sum of aeronautical and non-aeronautical revenues in 2015 increased by 21.1% as compared to 2014.

Aeronautical revenues increased by 19.8% to Ps. 3,033,130 thousand in 2015, as compared to Ps. 2,532,666 thousand in 2014, due primarily to an increase in passenger charges from Ps. 2,068,267 thousand in 2014 to Ps. 2,496,709 thousand in 2015 attributable to a 15.2% increase in passenger traffic.  Aeronautical revenues per workload unit in 2015 were Ps. 169.9 compared to Ps. 162.8 in 2014, an increase of 4.4%.

Non-aeronautical revenues increased by 24.9% from Ps. 889,694 thousand in 2014 to Ps. 1,111,541 in 2015, due primarily to car parking revenues, which increased by 24.3% from Ps. 146,167 thousand in 2014 to Ps. 181,631 in 2015, OMA Carga operations, which increased by 127.1% from Ps. 47,309 thousand in 2014 to Ps. 107,443 thousand in 2015, baggage screening revenues, which increased by 26.4% from Ps. 79,090 thousand in 2014 to Ps. 99,974 thousand in 2015, food and beverage revenues, which increased by 24.7% from Ps. 53,862 thousand in 2014 to Ps. 67,187 thousand in 2015, and advertising revenues, which increased by 11.3% from Ps. 87,420 in 2014 to Ps. 97,255 in 2015.  Non-aeronautical revenues per terminal passenger increased by 8.6%, from Ps. 60.5 in 2014 to Ps. 65.7 in 2015, due primarily to the development and implementation of the commercial and diversification initiatives abovementioned.

Revenues from construction services in 2015 were Ps. 347,988 thousand, an increase of 13.2% from Ps. 307,327 thousand recognized in 2014, as a result of an increase in investments in improvements for concession assets.

Revenues by Segment

On an airport-by-airport basis, the principal contributors to revenues in 2015 were the Monterrey airport (Ps. 1,443,311 thousand), the Culiacán airport (Ps. 255,921 thousand), the Chihuahua airport (Ps. 196,033 thousand), the Mazatlán airport (Ps. 168,703 thousand), the Acapulco airport (Ps. 138,309 thousand), the Ciudad Juárez airport (Ps. 146,201 thousand) and the Tampico airport (Ps. 144,178 thousand).

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 23.6% from Ps. 1,167,807 thousand in 2014 to Ps. 1,443,311 thousand in 2015, due primarily to a 24.4% increase in passenger charges, as a result of an 18.7% increase in passenger traffic.  Non-aeronautical revenues increased by 34.4% from Ps. 360,228 thousand in 2014 to Ps. 484,111 in 2015, due primarily to a 27.4% increase in car parking revenues, a 34.7% increase in VIP lounge revenues, a 32.6% increase in food and beverage revenues, a 130.9% increase in revenues from OMA Carga operations and a 1.4% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 26.1% from Ps. 1,528,035 thousand in 2014 to Ps. 1,927,422 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 6.8% from Ps. 201.7 in 2014 to Ps. 215.4 in 2015, principally due to the increases in aeronautical and non-aeronautical revenues.

Tourist Destinations

At the Acapulco airport, aeronautical revenues increased by 17.6% from Ps. 117,573 thousand in 2014 to Ps. 138,309 thousand in 2015, due primarily to a 19.5% increase in passenger charges, as a result of a 15.6% increase in passenger traffic.  Non-aeronautical revenues increased by 22.3% from Ps. 22,779 thousand in 2014 to Ps. 27,864 thousand in 2015, due primarily to a 22% increase in car parking revenues, a 23.0% increase in retail operations and a 20.1% increase in food and beverage revenues.  The sum of aeronautical and non-aeronautical revenues increased by 18.4% from Ps. 140,352 thousand in 2014 to Ps. 166,173 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 2.5% from Ps. 221.0 in 2014 to Ps. 226.5 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

At the Mazatlán airport, aeronautical revenues increased by 13.4% from Ps. 148,781 thousand in 2014 to Ps. 168,703 thousand in 2015, due primarily to a 12.6% increase in passenger charges, as a result of a 8.1% increase in passenger traffic.  Non-aeronautical revenues increased by 10.3% from Ps. 37,002 thousand in 2014 to Ps. 40,820 thousand in 2015, due primarily to a 18.8% increase in car parking revenues, a 12.9% increase in advertising revenues and a 29.8% increase in retail operations.  The sum of aeronautical and non-aeronautical revenues increased by 12.8% from Ps. 185,783 thousand in 2014 to Ps. 209,523 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.0% from Ps. 231.9 in 2014 to Ps. 241.1 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

At the Zihuatanejo airport, aeronautical revenues increased by 15.5% from Ps. 102,780 thousand in 2014 to Ps. 118,736 thousand in 2015, due primarily to a 16.4% increase in passenger charges, as a result of a 10.6% increase in passenger traffic.  Non-aeronautical revenues increased by 18.8% from Ps. 19,990 thousand in 2014 to Ps. 23,751 thousand in 2015, due primarily to a 23.3% increase in food and beverage revenues, a 65.5% increase in passenger services and a 39.0% increase in advertising revenues that resulted from the implementation of interactive modules and screens with digital advertising.  The sum of aeronautical and non-aeronautical revenues increased by 16.1% from Ps. 122,770 thousand in 2014 to Ps. 142,487 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.8% from Ps. 241.2 in 2014 to Ps. 252.8 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 20.7% from Ps. 162,469 thousand in 2014 to Ps. 196,033 thousand in 2015, due primarily to a 23.4% increase in passenger charges, as a result of a 15.5% increase in passenger traffic.  Non-aeronautical revenues increased by 15.6%% from Ps. 34,792 thousand in 2014 to Ps. 40,204 thousand in 2015, due primarily to a 20.4% increase in car parking revenues, a 22.1% increase in food and beverage revenues and a 18.4% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 19.8% from Ps. 197,261 thousand in 2014 to Ps. 236,237 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.9% from Ps. 193.8 in 2014 to Ps. 201.4 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

At the Culiacán airport, aeronautical revenues increased by 14.5% from Ps. 223,423 thousand in 2014 to Ps. 255,921 thousand in 2015, due primarily to a 16.2% increase in passenger charges, as a result of a 9.5% increase in passenger traffic.  Non-aeronautical revenues increased by 14.2% from Ps. 35,022 thousand in 2014 to Ps. 39,981 thousand in 2015, due primarily to a 18.1% increase in car parking revenues, a 7.5% in advertising revenues and an 11.1% increase in retail operations.  The sum of aeronautical and non-aeronautical revenues increased by 14.5% from Ps. 258,445 thousand in 2014 to Ps. 295,902 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.7% from Ps. 192.4 in 2014 to Ps. 201.5 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

At the Durango airport, aeronautical revenues increased by 29.1% from Ps. 48,937 thousand in 2014 to Ps. 63,186 thousand in 2015, due primarily to a 34.1% increase in passenger charges, principally as a result of a 23.4% increase in passenger traffic.  Non-aeronautical revenues increased by 16.6% from Ps. 7,784 thousand in 2014 to Ps. 9,080 thousand in 2015, due primarily to a 17.0% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 27.4% from Ps. 56,721 thousand in 2014 to Ps. 72,266 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.3% from Ps. 219.0 in 2014 to Ps. 226.2 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

At the San Luis Potosí airport, aeronautical revenues increased by 17.6% from Ps. 84,498 thousand in 2014 to Ps. 99,341 thousand in 2015, due primarily to a 19.2% increase in passenger charges as a result of a 18.8% increase in passenger traffic.  Non-aeronautical revenues increased by 17.0% from Ps. 17,508 thousand in 2014 to Ps. 20,482 thousand in 2015, due primarily to a 33.1% increase in car parking revenues, a 8.0% increase in revenues from the leasing of space, a 4.5% increase in advertising revenues and a 52.7% increase in car rental revenues resulting from a change in the structure of the tariffs charged for these services.  The sum of aeronautical and non-aeronautical revenues increased by 17.5% from Ps. 102,006 thousand in 2014 to Ps. 119,823 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.6% from Ps. 160.1 in 2014 to Ps. 167.4 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

At the Tampico airport, aeronautical revenues increased by 16.0% from Ps. 124,312 thousand in 2014 to Ps. 144,178 thousand in 2015, due primarily to a 16.0% increase in passenger charges, as a result of a 10.9% increase in passenger traffic.  Non-aeronautical revenues increased by 25.4% from Ps. 18,183 thousand in 2014 to Ps. 22,810 thousand in 2015, due primarily to a 31.6% increase in advertising revenues and a 20.2% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 17.2% from Ps. 142,495 thousand in 2014 to Ps. 166,988 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 5.6% from Ps. 205.6 in 2014 to Ps. 217.2 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

At the Torreón airport, aeronautical revenues increased by 11.6% from Ps. 98,985 thousand in 2014 to Ps. 110,480 thousand in 2015, due primarily to a 12.0% increase in passenger charges, as a result of a 6.2% increase in passenger traffic.  Non-aeronautical revenues increased by 16.1% from Ps. 15,671 thousand in 2014 to Ps. 18,191 thousand in 2015, due primarily to a 12.0% increase in car parking revenues, a 22.6% in revenues from leasing of spaces and a 59.0% increase in advertising revenues due to an increase in advertising spaces.  The sum of aeronautical and non-aeronautical revenues increased by 12.2% from Ps. 114,656 thousand in 2014 to Ps. 128,671 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 5.4% to 228.3 from 216.7 in 2014, principally due to increases in aeronautical and non-aeronautical revenues.

At the Zacatecas airport, aeronautical revenues increased by 17.7% from Ps. 56,872 thousand in 2014 to Ps. 66,957 thousand in 2015, due primarily to a 19.6% increase in passenger charges, as a result of a 12.5% increase in passenger traffic.  Non-aeronautical revenues increased by 23.5% from Ps. 7,535 thousand in 2014 to Ps. 9,304 thousand in 2015, due primarily to a 29.5% increase in car parking revenues, a 27.8% increase in retail operations, and a 16.3% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 18.4% from Ps. 64,407 thousand in 2014 to Ps. 76,261 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit at the Zacatecas airport increased by 5.4% from Ps. 226.0 in 2014 to Ps. 238.2 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 17.7% from Ps. 124,252 thousand in 2014 to Ps. 146,201 thousand in 2015, due primarily to a 20.0% increase in passenger charges, as a result of a 12.3% increase in passenger traffic.  Non-aeronautical revenues increased by 17.9% from Ps. 24,784 thousand in 2014 to Ps. 29,225 thousand in 2015, due primarily to a 18.2% increase in advertising revenues, a 18.0% increase in retail operations, a 20.0% increase in car parking revenues and a 22.6% increase in car rental revenues.  The sum of aeronautical and non-aeronautical revenues increased by 17.7% from Ps. 149,036 thousand in 2014 to Ps. 175,426 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.8% from Ps. 187.0 in 2014 to Ps. 195.9 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

At the Reynosa airport, aeronautical revenues increased by 12.6% from Ps. 85,018 thousand in 2014 to Ps. 95,742 thousand in 2015, due primarily to a 12.6% increase in passenger charges, as a result of a 7.4% increase in passenger traffic.  Non-aeronautical revenues increased by 14.3% from Ps. 10,988 thousand in 2014 to Ps. 12,557 thousand in 2015, due primarily to a 18.5% increase in car parking revenues and a 16.5% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 12.8% from Ps. 96,006 thousand in 2014 to Ps. 108,299 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.8% from Ps. 201.7 in 2014 to Ps. 211.4 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

Hotels

At our Terminal 2 NH Hotel, total revenues increased by 8.6% from Ps. 195,742 thousand in 2014 to Ps. 212,488 thousand in 2015, due primarily to an increase in average rate per room of 8.3% to Ps. 1,968 from Ps. 1,817 in 2014.

Since the opening of the Hilton Garden Inn Hotel at the Monterrey airport on August 27, 2015 until the end of 2015, the hotel generated revenues of Ps. 16,882 thousand, exceeding our initial expectations, and the annual average capacity during such period was 47.9%.  In 2015, the annual average rate per room was Ps. 1,667.

Operating Results

Cost of Services

Our cost of services increased by 8.2% from Ps. 772,946 thousand in 2014 to Ps. 836,133 thousand in 2015, mainly as a result of a 8.8% increase in maintenance costs and a 8.4% increase in building lease costs in 2015.  As a percentage of the sum of aeronautical and non-aeronautical revenues, cost of services decreased from 22.6% in 2014 to 20.2% in 2015.

Major maintenance provision

Our major maintenance provision decreased from Ps. 179,932 thousand in 2014 to Ps. 174,293 thousand in 2015, mainly due to new estimates of major maintenance requirements in our airports that were made for the definition of the new master development programs for the period of 2016-2020.

Administrative Expenses

Our administrative expenses increased by 4.9% from Ps. 536,034 thousand in 2014 to Ps. 562,055 thousand in 2015, due primarily to a 2.4% increase in employee expenses as a result of an additional number of employees hired in 2015 and inflationary increases in wages.

Technical Assistance Fee

Our technical assistance fee, which is paid in U.S. dollars, increased by 18.6% from Ps. 82,461 thousand in 2014 to Ps. 97,818 thousand in 2015, reflecting the increase in revenues and the depreciation of the peso.

Concession Tax

Our concession tax increased by 22.2% from Ps. 171,670 thousand in 2014 to Ps. 209,771 thousand in 2015, as a result of an increase in aeronautical and non-aeronautical revenues.

Depreciation and Amortization

Our 6.6% increase in depreciation and amortization, from Ps. 223,982 thousand in 2014 to Ps. 238,809 thousand in 2015, was principally due to an increase in investment improvements to concession assets during 2015.

Income from Operations

On a consolidated basis, our operating income increased by 38.6% from Ps. 1,468,989 thousand during 2014 to Ps. 2,036,555 thousand in 2015, due primarily to a 20.5% increase in total revenue, which offset the 8.6% increase in total costs.  Our operating margin increased from 39.4% in 2014 to 45.3% in 2015 and, considering only the sum of our aeronautical and non-aeronautical revenues, from 42.9% in 2014 to 49.1% in 2015.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “—Operating Results—Solidarity Fees.”  In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2015 were the Monterrey airport (Ps. 365,467 thousand), the Culiacán airport (Ps. 40,764 thousand), the Mazatlán airport (Ps. 40,171 thousand), the Tampico airport (Ps. 32,793 thousand), the Ciudad Juárez airport (Ps. 28,593 thousand), and the Zihuatanejo airport (Ps. 27,338 thousand).

Metropolitan Destination

Operating income for the Monterrey airport increased from Ps. 270,403 thousand in 2014 to Ps. 365,467 thousand in 2015, due primarily to an increase in aeronautical and non-aeronautical revenues that offset the increase in operating costs.  The increase in operating costs mainly reflected an increase of 24.7% in services fees from Ps. 1,064,401 thousand in 2014 to Ps. 1,327,136 thousand in 2015 due to the increase in aeronautical and non-aeronautical operations.

Tourist Destinations

Operating income for the Acapulco airport decreased from Ps. 45,252 thousand in 2014 to Ps. 21,329 thousand in 2015, due primarily to an increase in operating costs.  The increase in operating costs mainly reflected an increase in construction costs from Ps. 48,313 thousand in 2014 to Ps. 81,869 thousand in 2015 due to the construction of the new terminal building.

Operating income for the Mazatlán airport increased from Ps. 36,479 thousand in 2014 to Ps. 40,171 thousand in 2015, due primarily to the decrease in operating costs, which mainly reflected a decrease in the major maintenance provision from Ps. 25,573 thousand in 2014 to Ps. (4,949) thousand in 2015, due to new estimates of major maintenance requirements in our airports for the period 2016-2020.

Operating income for the Zihuatanejo airport increased from Ps. 24,653 thousand in 2014 to Ps. 27,338 thousand in 2015, due primarily to an increase in aeronautical and non-aeronautical revenues that offset the increase in operating costs.  The increase in operating costs mainly reflected an increase in construction costs from Ps. 14,504 thousand in 2014 to Ps. 57,019 thousand in 2015 due to a remodeling and expansion of the terminal building.

Regional Destinations

Operating income for the Chihuahua airport decreased from Ps. 38,482 thousand in 2014 to Ps. 26,553 thousand in 2015, due primarily to an increase in operating costs.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps. 81,626 thousand in 2014 to Ps. 118,105 thousand in 2015.

Operating income for the Culiacán airport decreased from Ps. 50,491 thousand in 2014 to Ps. 40,764 thousand in 2015, due primarily to an increase in the major maintenance provision from Ps. 10,217 thousand in 2014 to Ps. 23,338 thousand in 2015 due to an increase in maintenance requirements.  Operating costs reflected the increase in the major maintenance provision, as well as an increase in solidarity fees from Ps. 130,560 thousand in 2014 to Ps. 163,791 thousand in 2015 due to an increase in revenues.

Operating income for the Durango airport decreased from Ps. 11,128 thousand in 2014 to Ps. 10,991 thousand in 2015, due primarily to an increase in the major maintenance provision from Ps. 9,805 thousand in 2014 to Ps. 23,868 thousand in 2015 due to an increase in maintenance requirements.  The increase in operating costs mainly reflected the increase in the major maintenance provision, as well as an increase in costs and administrative expenses from Ps. 19,774 thousand in 2014 to Ps. 22,467 thousand in 2015.

Operating income for the San Luis Potosí airport increased from Ps. 20,012 thousand in 2014 to Ps. 22,686 thousand in 2015, due primarily to a decrease in the major maintenance provision from Ps. 6,487 thousand in 2014 to Ps. (16,415) thousand in 2015, mainly due to new estimates of major maintenance requirements in our airports for the period 2016-2020, as well as an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in cost of services from Ps. 61,116 thousand to Ps. 94,453 thousand, as a result of an increase in solidarity fees.

Operating income for the Tampico airport increased from Ps. 28,123 thousand in 2014 to Ps. 32,793 thousand in 2015, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps. 62,312 thousand in 2014 to Ps. 74,150 thousand in 2015, principally as a result of an increase in revenues.

Operating income for the Torreón airport increased from Ps. 22,000 thousand in 2014 to Ps. 25,065 thousand in 2015, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in costs and administrative expenses from Ps. 29,603 thousand in 2014 to Ps. 30,346 thousand in 2015 and an increase in solidarity fees from Ps. 38,655 thousand in 2014 to Ps. 63,345 thousand in 2015 due to an increase in revenues.

Operating income for the Zacatecas airport decreased from Ps. 12,851 thousand in 2014 to Ps. 11,601 thousand in 2015, due primarily to an increase in operating costs, which mainly reflected an increase in costs and administrative expenses from Ps. 19,910 thousand in 2014 to Ps. 21,887 thousand in 2015 and an increase in solidarity fees from Ps. 9,768 thousand in 2014 to Ps. 25,287 thousand in 2015 due to an increase in revenues.

Border Destinations

Operating income for the Ciudad Juárez airport decreased from Ps. 29,446 thousand in 2014 to Ps. 28,593 thousand in 2015, due primarily to an increase in operating costs, which mainly reflected an increase in the major maintenance provision from Ps. 13,313 thousand in 2014 to Ps. 29,265 thousand in 2015.

Operating income for the Reynosa airport decreased from Ps. 18,918 thousand in 2014 to Ps. 14,373 thousand in 2015, due primarily to an increase in operating costs, which mainly reflected an increase in service costs from Ps. 44,644 in 2014 to Ps. 70,218 thousand in 2015.

Hotels

Operating income for our Terminal 2 NH Hotel increased from Ps. 53,176 thousand in 2014 to Ps. 60,142 thousand in 2015, due primarily to higher revenues derived from an increase of 8.3% in the average rate per room from Ps. 1,817 in 2014 to Ps. 1,968 in 2015.

In 2015, we registered a loss from the operation of our Hilton Garden Inn Hotel of Ps. 984 thousand, which reflected the recent opening of the hotel.  The average rate per room was Ps. 1,667 in 2015, and the annual average capacity during such period was 47.9%.

Exchange Gain (Loss)

We had a net exchange loss in 2015 of Ps. 33,784 thousand, as compared to a loss of Ps. 22,463 thousand in 2014 due primarily to the depreciation of the peso.  The exchange rate used to convert our dollar-denominated liabilities from pesos to U.S. dollars was Ps. 17.3398 to U.S.$ 1.00 as of December 31, 2015 and Ps. 14.7348 to U.S.$ 1.00 as of December 31, 2014.

Net Interest Expense

Our net interest expense increased by 35.7% from Ps. 187,221 thousand in 2014 to Ps. 254,024 thousand in 2015, due primarily to the issuance of new debt in June 16, 2014, which had a full effect in 2015 compared to 2014, as well as the effect of the peso depreciation against the dollar by 16.6% from the exchange rates prevailing at the end of 2014.

Income Taxes

We recorded an income tax expense of Ps. 512,110 thousand in 2015, as compared to an income tax expense of Ps. 232,345 thousand in 2014, principally as a result of an increase in the current income tax due to higher revenues coupled with a benefit from the prior year resulting from the impact of the 2014 Mexican income tax reform.

Our current income tax increased from Ps. 298,968 to Ps. 453,066 as a result of increased revenues.

Our effective tax rate was 18.5% in 2014 and 29.3% in 2015.  The effective tax rates in 2014 and 2015 differed from the statutory rate of 30%, principally as a result of changes in the estimation of fiscal losses pending to amortize.  Inflationary effects also impacted our effective tax rate, resulting in a lower effective tax rate.

Net Income and Comprehensive Income

Our net income increased by 20.4% from Ps. 1,026,960 thousand in 2014 to Ps. 1,236,637 thousand in 2015.  Comprehensive income increased by 20.3% from Ps. 1,027,266 thousand in 2014 to Ps. 1,235,737 thousand in 2015.  Earnings per share were Ps. 3.1328, and earnings per ADS were Ps. 25.0623.

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

Non-aeronautical revenues increased by 11.7% from Ps. 796,501 thousand in 2013 to Ps. 889,694 in 2014, due primarily to car parking revenues, which increased 14.2% from Ps. 128,012 thousand in 2013 to Ps. 146,167 in 2014, hotel services revenues, which increased 10.9% from Ps. 176,510 thousand in 2013 to Ps. 195,742 thousand in 2014, baggage screening revenues, which increased 22.9% from Ps. 64,375 thousand in 2013 to Ps. 79,090 thousand in 2014, food and beverage revenues, which increased 15.9% from Ps. 46,472 thousand in 2013 to Ps. 53,862 thousand in 2014, and advertising revenues, which increased 9.0% from Ps. 80,185 in 2013 to Ps. 87,420 in 2014.  Non-aeronautical revenues per terminal passenger increased by 1.00%, from Ps. 59.9 in 2013 to Ps. 60.5 in 2014, due primarily to the development and implementation of commercial and diversification initiatives.

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

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 11.6% from Ps. 1,046,621 thousand in 2013 to Ps. 1,167,807 thousand in 2014, due primarily to a 10.7% increase in passenger charges, as a result of an 11.1% increase in passenger traffic.  Non-aeronautical revenues increased by 12.3% from Ps. 320,774 thousand in 2013 to Ps. 360,228 in 2014, due primarily to a 15.0% increase in car parking revenues, a new VIP Lounge operating in the airport, which generated Ps. 6,906 thousand revenues in 2014, a 17.6% increase in food and beverage services, a 12.2% increase in revenues from OMA Carga operations and a 9.0% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 11.7% from Ps. 1,367,395 thousand in 2013 to Ps. 1,528,035 thousand in 2014.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 1.5% from Ps. 198.8 in 2013 to Ps. 201.7 in 2014, principally due to the increases in aeronautical and non-aeronautical revenues.

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

Operating Results

Cost of Services

Our cost of services increased by 6.6% from Ps. 725,329 thousand in 2013 to Ps. 772,946 thousand in 2014, mainly as a result of a 3.5% increase in wages and salaries and the recognition of Ps. 1,296 thousand in bad debt expense in 2014, compared to a reduction in the allowance for doubtful accounts of Ps. 3,727 thousand in 2013.  As a percentage of the sum of aeronautical and non-aeronautical revenues, cost of services decreased from 23.7% in 2013 to 22.6% in 2014.

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

On an airport by airport basis, the principal contributors to our operating income in 2014 were the Monterrey airport (Ps. 270,403 thousand), the Culiacán airport (Ps. 50,491 thousand), the Acapulco airport (Ps. 45,252 thousand), the Chihuahua airport (Ps. 38,482 thousand), the Mazatlán airport (Ps. 36,479 thousand) and the Tampico airport (Ps. 28,123 thousand).

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

Operating income for the Durango airport increased from Ps. 7,770 thousand in 2013 to Ps. 11,128 thousand in 2014, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in the major maintenance provision from Ps. 7,383 thousand in 2013 to Ps. 9,805 thousand in 2014 due to higher maintenance requirements, an increase in depreciation and amortization from Ps. 4,902 thousand in 2013 to Ps. 5,981 thousand in 2014 and an increase in costs and administrative expenses from Ps. 18,530 thousand in 2013 to Ps. 19,774 thousand in 2014.

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

Operating income for the Torreón airport increased from Ps. 12,624 thousand in 2013 to Ps. 22,000 thousand in 2014, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in depreciation and amortization from Ps. 7,267 thousand in 2013 to Ps. 9,437 thousand in 2014, as a result of additions to concession assets; an increase in costs and administrative expenses from Ps. 27,644 thousand in 2013 to Ps. 29,603 thousand in 2014 and an increase in solidarity fees from Ps. 36,839 thousand in 2013 to Ps. 38,655 thousand in 2014 due to an increase in revenues.

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

Exchange Gain (Loss)

We had a net exchange loss in 2014 of Ps. 22,463 thousand, as compared to a loss of Ps. 6,198 thousand in 2013, due primarily to the depreciation of the peso.  The exchange rate used to convert our dollar denominated liabilities from pesos to U.S. dollars was Ps. 14.7348 to U.S.$ 1.00 as of December 31, 2014 and Ps. 13.0652 to U.S.$ 1.00 as of December 31, 2013.

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

Pursuant to our master development programs, in 2016 through 2020, we anticipate investing Ps. 4,640,162 thousand as follows:

Expected Investments Under Master Development Programs by Category for 2016 to 2020

	For the Year Ended December 31,
	2016	2017	2018	2019	2020	Total 2016–2020
	(thousands of pesos)
Capacity and quality projects	621,380	901,030	603,953	279,927	136,636	2,542,926
Projects to meet ICAO directives	61,857	69,918	21,692	12,915	7,610	173,992
Facilities for disabled people	5,130	3,870	1,144	2,690	510	13,344
Environmental projects	29,958	6,713	3,957	2,775	1,410	44,813
Projects requested by competent authorities	4,433	958	15,952	25,676	0	47,019
Runways and aprons	144,626	67,590	113,218	121,691	93,684	540,809
Machinery and equipment	158,623	87,595	72,331	91,027	35,166	444,742
Operative standards equipment	81,737	31,550	15,342	15,385	10,203	154,217
Security – investments	34,993	36,572	25,665	34,249	21,583	153,062
Information systems – investments	77,080	29,788	83,574	6,386	2,871	199,699
Baggage-screening system – investments	61,469	12,338	16,694	3,906	84,285	178,692
Other	91,738	49,282	12,991	9,801	3,647	146,847
Total	1,373,024	1,297,204	986,513	606,428	397,605	4,660,774

Our committed investments pursuant to our master development programs for 2016 amount to Ps. 1,352,412 thousand, however, we expect to invest Ps. 1,373,024 thousand, corresponding to our committed investments for 2016 and other investments from previous periods under the 2010—2015 master development programs.  Our committed investment for 2016 includes investments for additional capacity, equipment and investments to comply with ICAO standards, among others.  See “Item 4. Information on the Company—Master Development Programs and Capital Expenditures.”

Cash Flows

Our treasury monitors cash flows on a daily, monthly and annual basis to plan and determine the management, sources and uses of resources, as well as to meet our capital and debt service obligations at all times, and to improve our working capital and capital structure.

As of December 31, 2013, 2014 and 2015, we had Ps. 1,534,006 thousand, Ps. 2,808,149 thousand and Ps. 2,605,196 thousand, respectively, of cash and cash equivalents, of which 1.5%, 1.3% and 0.1%, respectively, was denominated in U.S. dollars.  We invested these resources in financial instruments in accordance with our investment policy.

In 2015, we generated Ps. 2,069,331 thousand in cash flows from operating activities of which 2,454,752 thousand was directly from operating activities and was offset mainly by Ps. 308,223 thousand of income tax paid, Ps. 171,647 thousand of major maintenance expenses and Ps. 69,792 thousand of accounts receivable.  Our cash flow used in investing activities was Ps. 493,235 thousand, mainly with respect to investments in our concessions, and our cash flow used in financing activities was Ps. 1,779,049 thousand, mainly for the distribution of Ps. 1,184,834 thousand in capital reimbursements and Ps. 324,471 thousand in payment of interests.

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

Indebtedness

Short-Term Indebtedness

As of April 15, 2016, we had lines of credit available for short-term issuances totaling Ps. 650,000 thousand.

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

As of December 31, 2012, we, through seven of our airports, maintained lines of credit with Private Export Funding Corporation (backed by Ex-Im Bank) for U.S.$ 20.4 million, pursuant to agreements dated October 15, 2010 and December 14, 2010, valid through December 21, 2021.  As of December 31, 2015, the balance of credit was U.S.$ 10.4 million.  These lines of credit are guaranteed by checked-baggage inspection equipment acquired by the airports.  The interest rate is three-month LIBOR plus 125 basis points.

On September 19, 2012, we entered into a contract for a line of credit with UPS Capital Business Credit (guaranteed by Ex-Im Bank) for U.S.$ 2.8 million valid through August 1, 2017.  As of December 31, 2015, the line of credit amounted to U.S.$ 0.8 million.  The line of credit is guaranteed by the Monterrey airport and the firefighting and checked-baggage inspection equipment acquired by the airports in 2011.  The interest rate is three-month LIBOR plus 95 basis points.

On April 20, 2014 we withdrew U.S.$ 3.1 million from a line of credit for rescue and firefighting equipment.  The line of credit is with UPS Capital Business Credit (guaranteed by Ex-Im Bank) and is valid through January 25, 2019.  As of December 31, 2015, the line of credit amounted to U.S.$ 2.0 million.  The line of credit is guaranteed by the firefighting equipment and the Acapulco, Chihuahua, Culiacan, San Luis Potosí, Zacatecas and Monterrey airports as primary obligors, jointly and severally, with respect to the payment of the principal and interest.  The interest rate is LIBOR plus 265 basis points.

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

Total Indebtedness

The following table sets forth our total indebtedness at the closing of each of the periods indicated:

As of December 31,	Indebtedness
	(in thousands of pesos)
2013	Ps.	3,004,114
2014	4,724,401
2015	4,713,782

Derivative Financial Instruments

As of December 31, 2015, we were not party to and did not hold any financial derivative instrument.

Other Restrictions

As of December 31, 2015, restrictions imposed by debt instruments did not have any impact on our ability to fulfill our capital and cash obligations.

Principal Treasury Policies

The operation of the treasury is based on various policies, with which we were in compliance as of December 31, 2015.  The most significant policies currently in effect are as follows:

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

•                 The financial institution with which the investment is made shall be recognized in the Mexican market and registered with the CNBV and shall have had positive earnings for the past three years and a minimum credit rating of MxA (Mexico) from Standard & Poor’s or its equivalent from a recognized rating agency.

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

The following table details our actual expenditures made during 2013, 2014 and 2015 and their classification in our consolidated financial statements for such periods:

	For the Year Ended December 31,
	2013	2014	2015
	(in thousands of pesos)
Capital expenditures pursuant to master development programs	352,688	307,327	347,988
Other capital expenditures	91,783	129,105	200,358
Total capital expenditures	444,471	436,432	548,346
Expenditures made for major maintenance(1)	228,849	219,680	171,647
Other expenditures pursuant to master development programs	4,139	11,058	12,952
Expenditures pursuant to master development programs and other capital expenditures(2)	677,458	667,712	732,945

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

In 2015, we spent Ps. 548,346 thousand on capital expenditures, principally for improvements related to our terminals, runways and aprons.  In 2014, we spent Ps. 436,432 thousand on capital expenditures, principally for terminal, runway and apron improvements and land.  In 2013, we spent Ps. 444,471 thousand on capital expenditures, principally for improvements related to our terminals, runways and aprons and machinery and equipment.

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

Share Repurchase Program

On April 27, 2007, our shareholders approved the initial creation of a reserve of Ps. 400,000 thousand for our repurchase of Series B shares.  On April 14, 2011, April 18, 2012 and April 16, 2013 our shareholders authorized the use of an amount of up to Ps. 400,000 thousand for the operation of our share repurchase program during the year approved and until the next annual shareholders’ meeting.  On April 10, 2014, our shareholders authorized the use of an amount of up to Ps. 373,867 thousand for repurchases of Series B shares until the next annual shareholders’ meeting.  On April 23, 2015, our shareholders authorized the use of an amount of up to Ps. 241,543 thousand for repurchases of Series B shares until the next annual shareholders’ meeting.  Finally, on April 14, 2016, our shareholders authorized the use of an amount of up to Ps. 1,200,000 thousand for repurchases of Series B shares until the next annual shareholders’ meeting.

Our share repurchase program started in October 2007.  The operation of our share repurchase program generates cash inflow and cash outflow depending on the nature of the transaction (buying or selling).  For the years ended December 31, 2013, 2014 and 2015, the share repurchase program generated a cash outflow of Ps. 24,608 thousand, a cash outflow of Ps. 154,499 thousand and a cash outflow of Ps. 244,293 thousand, respectively.  On December 31, 2013, 2014 and 2015, the number of repurchased shares in treasury amounted to 1,440,783, 4,620,150 and 7,843,623, respectively.  During 2015, we bought 3,223,473 shares of the authorized repurchase amount for this purpose.

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

Deferred Income Taxes

Through December 31, 2012, we recognized the tax effects of both Corporate Income Tax and the Business Flat Tax by projecting the reversal date of their temporary differences and applying the tax rate expected to apply in each estimated period.  Based on financial projections made during the period in which we expected temporary differences to reverse at our individual subsidiaries, we calculated our deferred taxes in accordance with the tax we expected to pay in the future (either the Corporate Income Tax or the Business Flat Tax).  In December 2013, the Mexican government enacted tax reforms, which, among other things, included the elimination of the Business Flat Tax.  Accordingly, our deferred income taxes as of December 31, 2013, 2014 and 2015 were prepared taking into account that we will only be obligated to pay the Corporate Income Tax.

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

In our analysis of impairment indicators, we identified indicators of a potential impairment in the Terminal 2 NH Hotel investment.  After the analysis, we determined that the Terminal 2 NH Hotel was not impaired and therefore did not record any impairment loss during the period.  The Company has not recorded an impairment loss for any periods presented in this Annual Report on Form 20-F.

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

Tabular Disclosure of Contractual Obligations

	Payments Due by Period
			2016		2017-2019		2020-2022		2023-on
	Total		Less than 1 Year(5)		1-3 Years		3-5 Years		More than 5 Years
	(in thousands of pesos)
Master development programs	Ps.	4,660,774	Ps.	1,373,024	Ps.	2,283,717	Ps.	1,004,033	N/A(6)
Purchase obligations(1)	302,608		60,376		181,564		60,667		N/A
Short-term debt	-		-		-		-		-
Long-term debt(2)	4,729,388		55,433		128,337		3,045,618		1,500,000
Interest(3)	1,859,373		312,296		931,603		595,794		19,680
Leases(4)	358,371		32,913		80,493		78,739		166,226
Total	Ps.	11,910,514	Ps.	1,834,042	Ps.	3,605,714	Ps.	4,784,851	Ps.	1,685,906

(1)

Reflects minimum fixed annual payment to be paid under our Technical Assistance Agreement of U.S.$ 3.5 million updated to specific year using an annual U.S. inflation rate of 0.12%, as reported by the U.S. Department of Labor, Bureau of Labor Statistics for the period from June 2014 to June 2015, and assuming an exchange rate of Ps. 17.3398 per U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2015, which is used for operations with related parties in our consolidated financial statements. The amount ultimately to be paid in any year will depend on our profitability. The Technical Assistance Agreement will remain in effect until December 31, 2020. At the end of this term, the Technical Assistance Agreement will be automatically extended for successive one-year periods unless any party thereto elects otherwise, so long as each of CONOISA and ADPM individually retain at least 12.75% of SETA’s capital. See “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements Relating to SETA.”

(2)

Debt denominated in U.S. dollars was converted to pesos based on an exchange rate of Ps. 17.3398 per U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2015, which is used for liabilities in our consolidated financial statements.

(3)

Interest projected based on forward interest rates (TIIE and LIBOR) and assuming an exchange rate of Ps. 17.3398 per U.S.$ 1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2015, which is used for liabilities in our consolidated financial statements.

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

(5)	Amounts for less than one year correspond to obligations for 2016.

(6)

In 2020, the fifth year of our current master development program, we will negotiate new master development program commitments for the 2021–2025 period with the Ministry of Communications and Transportation.

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

At the shareholders’ meeting held on April 16, 2013, Fernando Flores Pérez, Aaron Dychter Poltolarek and Christina Gil White resigned as Independent Directors, and Dr. José Luis Guerrero Álvarez resigned as Chairman of our Board of Directors, though he continues serving as a Director.  At the same shareholders’ meeting, Diego Quintana Kawage was appointed as Chairman of our Board of Directors, and Elsa Beatriz García Bojorges, Ricardo Gutiérrez Muñoz and Carlos Guzmán Bofill were approved as Independent Directors of the Board of Directors.

At the shareholders’ meeting held on April 10, 2014, Laurent Galzy, who had been appointed by SETA as interim director in substitution of Jacques Follain as of the date of the Board of Directors Meeting held on November 5, 2013, was ratified as a Director.  Jacques Follain was appointed the alternate Director for Mr. Galzy.

At the shareholders’ meeting held on April 23, 2015, our shareholders re-ratified the Directors and Independent Directors from the previous year.  Diego Quintana Kawage was re-ratified as Chairman.

At the shareholders’ meeting held on April 14, 2016, Frédéric Dupeyron was appointed as a director by SETA in substitution of Laurent Galzy.  Additionally, Ricardo Maldonado Yáñez and Felipe Duarte Olvera were approved as Independent Directors of the Board of Directors in substitution of Luis Guillermo Zazueta Domínguez and Carlos Guzmán Bofill.

The following table lists the members of the Board of Directors effective on April 14, 2016, along with their titles, dates of appointment and ages:

Name	Title	Director Since	Age
Diego Quintana Kawage*	Chairman and Director	April 14, 2011	45
Ricardo Maldonado Yáñez	Independent Director	April 14, 2016	48
Alberto Felipe Mulás Alonso	Independent Director	October 2, 2006	55
Elsa Beatriz García Bojorges	Independent Director	April 16, 2013	50
Ricardo Gutiérrez Muñoz	Independent Director	April 16, 2013	72
Felipe Duarte Olvera	Independent Director	April 14, 2016	41
José Luis Guerrero Álvarez	Director	December 21, 2005	72
Sergio Fernando Montaño León	Director	December 21, 2005	68
Luis Fernando Zárate Rocha	Director	September 22, 2000	72
Alonso Quintana Kawage*	Director	March 14, 2003	42
Frédéric Dupeyron*	Director	April 14, 2016	47
Jacques Follain	Alternate Director	December 13, 2006	60

*                  Appointed by SETA

Diego Quintana Kawage.  Mr. Diego Quintana Kawage has been a member of our Board of Directors since April 2011 and has acted as its Chairman since April 16, 2013.  He has also been a member of the board of directors of Empresas ICA since 2008.  He joined Empresas ICA in 1995 and served as the General Director of ViveICA, S.A. de C.V., Empresas ICA’s homebuilding company, from 2004 to 2009 and as Finance Director of ViveICA, S.A. de C.V., from 2000 to 2003.  He holds an economics degree from the Universidad Anáhuac and has a Master’s of Science in management from Stanford University.

Ricardo Maldonado Yáñez.  Mr. Ricardo Maldonado Yáñez is a partner in the law firm Mijares, Angoitia, Cortés y Fuentes, S.C.  He has over 20 years of experience providing advice and counsel to Mexican and foreign companies on domestic and cross-

border merger and acquisition transactions, joint ventures and strategic alliances. He also represents issuers and financial institutions in domestic and international, public and private, debt and equity offerings, and advises clients in the negotiation, structuring and drafting of commercial loans, in complex financings and in infrastructure projects.  Mr. Maldonado also represents clients in the Mexican hydrocarbons sector. Mr. Maldonado serves as member and/or secretary of the boards of directors of companies such as Grupo Televisa, Consorcio Ara, and Banco Ahorro Famsa, among others.  Mr. Maldonado holds an undergraduate degree in law from the Universidad Nacional Autónoma de México (UNAM) and an LL.M. from the University of Chicago Law School. He also has specialized in corporate law from the Instituto Tecnológico Autónomo de México (ITAM).

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

Elsa Beatriz García Bojorges.  Ms. Elsa Beatriz García Bojorges, a certified public accountant, has been a member of our Board of Directors since April 2013.  She is a researcher and board member of the Mexican Financial Reporting Standards Board (Consejo Mexicano de Normas de Información Financiera, A.C.), which is the accounting standard setting body in Mexico.  Ms. García is the president of our audit committee, as well as the president of the audit committee of Empresas ICA, the president of the audit committee, and a member of the corporate governance practices committee, of Red de Carreteras de Occidente, S.A.B. de C.V.  In 2010, 2011 and 2012, she participated on behalf of Mexico in the Intergovernmental Working Group of Experts on International Standards of Accounting and Reporting hosted by the United Nations Conference on Trade and Development.  Previously, she worked as an independent financial consultant.  Previously, Ms. García was a partner in the accounting firm Bouzas, Reguera, Gonzalez y Asociados, S.C.  She is a lecturer at several universities, accounting associations and companies in Mexico and is a columnist for the Public Accountancy Journal.  She holds an accounting degree with honors from the Universidad Nacional Autónoma de México (UNAM), as well a diploma in financial engineering.  She has been certified by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos, or “IMCP”) since 1999.  In 2012, she received from the IMCP her certification as an accounting specialist.

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

Felipe Duarte Olvera.  Mr. Felipe Duarte Olvera is Managing Director of Customer Experience for Grupo Financiero Banorte.  Between 2006 and 2012, Mr. Duarte was Undersecretary of Transportation at the Ministry of Communications and Transportation; Undersecretary of Competitiveness and Standards at the Ministry of Economy and Technical Secretary of the Economic Cabinet in the Office of the President of Mexico. During that time, he was also a director of Pemex, the Federal Electricity Commission, and the Mexican development banks Nafin and Bancomext. Previously he worked for the Mexican government in the Office of the President for Public Policy and at McKinsey and Co.  He is author of “Strategic Cost Management as a Base to Obtain Competitive Advantages,” published by the IMPC. Mr. Duarte has an Master’s in Business Administration from Harvard Business School and degrees in Administration and Public Accounting from the Instituto Tecnológico Autónomo de México (ITAM).

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

Also, he has been a professor of Materials Science in the Engineering School of the Universidad Nacional Autónoma de México and a professor of finance at the IPADE.  Dr. Guerrero holds an engineering degree in Mechanical and Electrical Engineering from the UNAM, a diploma d’Ingénieur from the Institut Supérieur des Matériaux et de la Construction Méchanique of Paris, France, and both an M.S. and a Ph.D. in Engineering from the University of Illinois at Urbana Champaign and has attended various executive courses at Harvard, Stanford, the University of Pennsylvania, the Instituto Tecnológico Autónomo de México (ITAM) and the Instituto Panamericano de Alta Dirección de Empresa (IPADE).  He has been recently Certified in Corporate Governance by INSEAD, France.

Sergio Fernando Montaño León.  Mr. Sergio F. Montaño León has been a member of our Board of Directors since December 2005.  Mr. Montaño was previously a member of the board of directors and Executive Vice President in charge of administration of Empresas ICA.  From 1972 until 2011, Mr. Montaño served in various capacities in the management and finance areas of several companies within the Empresas ICA group.  Previously, Mr. Montaño held various management positions with such Mexican companies as Trebol, S.A. de C.V., and Cervecería Cuauhtémoc Moctezuma, S.A. de C.V.  Mr. Montaño holds a degree in public accounting from the Universidad Nacional Autónoma de México (UNAM), a Master’s degree in taxation from the Instituto para la Especialización de Ejecutivos and a Specialization in Insurance from the Instituto Tecnológico Autónomo de México (ITAM).  Mr. Montaño has been a member of the IMPC since 1985.

Luis Fernando Zárate Rocha.  Mr. Luis Fernando Zárate Rocha has been a member of our Board of Directors since September 2000.  Mr. Zárate was previously a member of the board of directors and Executive Vice President in charge of overseeing civil construction of Empresas ICA.  On February 29, 2016, he was appointed Chief Executive Officer of Empresas ICA.  He has been affiliated with Empresas ICA for over 40 years, during which time he has worked in business development as well in construction and infrastructure projects.  In 2012, Mr. Zárate was elected president of the Mexican Chamber of the Construction Industry for the period from 2012 to 2015 and was also elected in January 2012 president of the Mexican Energy Conservation Trust (Fideicomiso para el Ahorro de Energía Eléctrica).  Mr. Zárate holds a degree in civil engineering from the Universidad Nacional Autónoma de México (UNAM), where he has been a professor of engineering since 1978.

Alonso Quintana Kawage.  Mr. Alonso Quintana Kawage has been a member of our Board of Directors since March 2003.  Mr. Quintana is also a member of the board of directors of Empresas ICA and served as its Chief Executive Officer from July 1, 2012 through February 29, 2016.  He joined Empresas ICA in 1994 and has served the company in various capacities.  From 2007 to 2011, he was Empresas ICA’s Chief Financial Officer, and from 2011 to 2012, he was Empresas ICA’s Chief Operating Officer.  Mr. Quintana received a degree in civil engineering from the Universidad Iberoamericana and a Master’s in Business Administration from the Kellogg School of Management at Northwestern University.

Frédéric Dupeyron.  Mr. Frédéric Dupeyron became Chief Executive Officer of ADPM in 2014. He joined Aéroports de Paris in 2004, where he has held a number of positions.  He was Director of Financial Operations in charge of preparing Aéroports de Paris’ 2006 IPO. In 2008, he negotiated the industrial alliance between Aéroports de Paris and Schiphol Group before becoming head of Hub Télécom, an Aéroports de Paris subsidiary. In 2013, Mr. Dupeyron joined the office of the Prime Minister of France to run the Programme des Investissements d’Avenir (Investing in the Future Program), which promotes the digital economy. Mr. Dupeyron is a graduate of the École Polytechnique and the École des Ponts et Chaussées, with additional studies at the École Nationale d’Administration.

Jacques Follain.  Mr. Jacques Follain has been an alternate member or member of our Board of Directors since December 2006 and is currently the alternate director for Mr. Galzy.  In April 2013, he was appointed as a member of our Board of Directors.  Mr. Follain is Managing Director of ADPM.  Mr. Follain joined the ADP Group in 1998 and has played a key role in the development of ADP as an international airport operator in China, Mexico, Egypt, Jordan, Belgium, Mauritius, Croatia and Algeria.  Prior to joining ADP, Mr. Follain was an organizational consultant for Arthur Andersen Accenture for six years and then held several positions in L’Oréal starting in 1987, including heading its Mexico subsidiary, sales and marketing manager for Europe in the International Department and responsibility for setting up the management information systems of the professional division.  He is member of the Board of Directors of ADPI, ZAIC and MZLZ (Croatia), ATOL (Mauritius) and Liège Airport (Belgium).  Mr. Follain is an aeronautical and telecommunications engineer, with degrees from the École Nationale Supérieure des Constructions Aéronautiques (Toulouse), the École Nationale Supérieure des Telecommunications (Paris) and a Master’s degree from Stanford University.

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

The following table lists our executive officers, their current position and their date of appointment as an executive officer:

Name	Current Position	Executive Officer Since(1)	Age
Porfirio González Álvarez(2)	Chief Executive Officer	July 1, 2011	65
Vicsaly Torres Ruiz(2)	Chief Financial Officer	July 27, 2015	34
Alfredo Domínguez Sánchez	General Counsel	November 14, 2011	41
Stéphane Laurent Christian Lemoine(2)	Chief Operating Officer	July 19, 2010	54
André Lormain(2)	Commercial and Marketing Director	August 3, 2015	48
Juan Manuel Jauregui Aguilar	Airports Director	November 14, 2011	61
Héctor Cortés Cortés	Real Estate & New Businesses Director	October 7, 2015	46
Roberto Ontiveros Chávez	Infrastructure and Maintenance Director	July 22, 2008	51

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

Vicsaly Torres Ruiz has served as our Chief Financial Officer since July 2015.  Ms. Torres has more than 12 years’ experience in the finance and administration area.  She joined us in 2006 as part of the team that carried out OMA’s Initial Public Offering and was responsible for the creation of the Investor Relations area.  In 2010, she became head of Strategic Planning.  In 2011, she became Corporate Treasurer and Manager of Financial Planning.  In 2013, her responsibilities expanded to take responsibility again for the Investor Relations area.  Prior to joining us, Ms. Torres worked for three years for a foreign exchange brokerage firm.  She earned an undergraduate degree in International Commerce from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) and a Master’s in Business Administration with a specialty in Finance from the Universidad Regiomontana.  She has also received certifications and taken advanced studies in management and airport administration at the Instituto Panamericano de Alta Dirección de Empresa (IPADE) Business School, the Instituto Politécnico Nacional (IPN), the ITAérea Aeronautical Business School and the ICAO, among others.

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

André Lormain has served as our Chief Commercial Officer in OMA since August 2015.  Previously, he served as Chief Marketing Officer in the passenger services department of Aéroports de Paris since 2011.  In 2007, he started its own concierge company dedicated to executive and high net worth clients.  Previously, he served as Product Manager for V33 for five years, Product Manager for 3M for two years and European Innovation Group Manager for Melitta for six years.  Mr. Lormain graduated from Lyon Business School, focused on strategic marketing and mass market business.

Juan Manuel Jauregui Aguilar has served the Company since March 1999.  He has held the positions of Finance and Control Manager, Business Unit Manager, Project Leader for the construction and operation of Terminals B and C of the Monterrey airport, Airport Manager and Monterrey International Airport Technical Manager.  He has occupied the position of Airports Director since December 2011.  He holds a Bachelor’s degree in Administration from the Universidad Nacional Autónoma de México (UNAM).  Previously, he worked for various companies, including GE Capital, Alliance Bank, Financial Group Cremi-Union,

International Bank BITAL, Atlantic Bank, the National Banking Commission and Bancomer as an Independent Advisor occupying managerial and directorate positions.

Héctor Cortés Cortés has served as Real Estate and New Businesses Director since October 2015.  He joined us in 2001 after being part of the team that participated in the bidding process for the privatization of our airports.  Within our company he has held various positions.  From 2007 through 2015 he acted as Manager of the Culiacán airport, during 2004 he was Manager of the Tampico airport and during 2003 he was Diversification Manager.  Prior to joining us, he participated in the development of special projects for Grupo ICA between 1999 and 2000.  He has experience in the port sector as he participated in the start-up and operation of ICAVE between 1995 and 1997, and between 1989 and 1994 he participated in the agency of the Ministry of Communications and Transportation Puertos Mexicanos.  He holds an engineering degree in Civil Engineering from the Universidad Nacional Autónoma de México (UNAM) and a Master’s Degree in Engineering specialized in Project Management from the University of British Columbia, as well as diplomas from specialization courses in Executive Management from the Universidad de las Americas and the Instituto Panamericano de Alta Dirección de Empresa (IPADE).  He also holds a graduate degree in Engineering and Airport Administration from the Instituto Politécnico Nacional.  He is a certified member of the American Association of Airport Executives.

Roberto Ontiveros Chávez has served as our Infrastructure and Maintenance Director since July 2008.  Previously, he was a Senior Engineer at the Facilities Management department of the U.S. Embassy in Mexico City, Construction Manager for Libra Desarrollos, S.A., and PROCASA and Chief of Planning at Cementos del Yaqui, S.A. Mr. Ontiveros holds a B.S. in civil engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM), a Master’s Degree in Construction by Universidad Nacional Autónoma de México (UNAM), a diploma in Project Management from the Project Management Institute, a diploma as a reinforced concrete inspector from the American Concrete Institute and a diploma on asbestos-containing materials, among other specialization courses in the construction sector.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executive Officers

For 2015, the aggregate compensation earned by our 25 officers (including executive officers and airport administrators) was Ps. 75,487 thousand.

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

As of December 31, 2015, the amount set aside or accrued for all employees under our subsidiary Servicios Aero Especializados del Centro Norte, S.A. de C.V.’s retirement plan, was Ps. 12,336 thousand.  Other than for Servicios Aero Especializados del Centro Norte, S.A. de C.V., no amount has been set aside by us or our subsidiaries for pension, retirement or similar benefits.

Board of Directors’ Supporting Committees

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

At our general shareholders’ meeting held on April 16, 2013, Elsa Beatriz García Bojorges was elected as Chairman of our Audit Committee and Alberto Felipe Mulás Alonso was elected as Chairman of our Corporate Practices, Finance, Planning and Sustainability Committee.  At our general shareholders’ meeting held on April 10, 2014, Elsa Beatriz García Bojorges and Alberto Felipe Mulás Alonso were ratified as Chairpersons of our Audit Committee and our Corporate Practices, Finance, Planning and Sustainability Committee, respectively.  At our general shareholders’ meeting held on April 23, 2015, Elsa Beatriz García Bojorges and Alberto Felipe Mulás Alonso were re-ratified as Chairpersons of our Audit Committee and our Corporate Practices, Finance, Planning and Sustainability Committee, respectively.  At our general shareholders’ meeting held on April 14, 2016, Elsa Beatriz García Bojorges and Alberto Felipe Mulás Alonso were re-ratified as Chairpersons of our Audit Committee and our Corporate Practices, Finance, Planning and Sustainability Committee, respectively.  The current members of the Audit Committee are Elsa Beatriz García Bojorges, Alberto Felipe Mulás Alonso and Felipe Duarte Olvera.  Elsa Beatriz García Bojorges has been designated as an “audit committee financial expert” as defined by the SEC.  Alberto Felipe Mulás Alonso, Ricardo Gutiérrez Muñoz and Ricardo Maldonado Yáñez are the current members of the Corporate Practices, Finance, Planning and Sustainability Committee.

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

Employees

As of December 31, 2015, we had approximately 1,239 employees.  The total number of employees increased by 5.2% in 2015, due primarily to the commencement of operations of the Hilton Garden Inn Hotel.  As of December 31, 2015, approximately 53.0% of our employees were unionized.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated:

	As of December 31,
	2013	2014	2015
Categories of activity:
Airport operations	560	555	563
Airport maintenance	170	172	179
Administration	324	320	316
Hotel services(1)	112	131	181
Geographic location:
Acapulco	83	82	82
Ciudad Juárez	56	54	55
Culiacán	59	58	60
Chihuahua	61	60	59
Durango	41	43	43
Mazatlán	66	66	65
Monterrey	227	222	222
Reynosa	42	42	42
San Luis Potosí	46	47	48
Tampico	61	61	63
Torreón	51	50	53
Zacatecas	45	46	48
Zihuatanejo	47	47	47
Corporate offices	169	169	171
Hotel services(1)	112	131	181
Total(2)	1,166	1,178	1,239

(1)

Employed by our subsidiaries Servicios Corporativos Terminal 2, S.A. de C.V. and Servicios Hoteleros Aeropuerto Monterrey, S.A. de C.V., providing services for the operation and administration of the Terminal 2 NH Hotel and the Hilton Garden Inn Hotel, respectively.  The human capital management for these employees is directly led by NH Hoteles SA, a Spanish company, and Grupo Hotelero Santa Fe.

(2)

As of December 31, 2013, 2014 and 2015, includes 419, 414 and 427 persons, respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., and 48 persons employed by Servicios Aero Especializados del Centro Norte, S.A. de C.V., our administrative services subsidiaries.

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

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries.  We make bi-weekly contributions matching each employee’s contribution.  Employees are entitled to withdraw the funds in their accounts on an annual basis.  In 2013, 2014 and 2015, we made a total of Ps. 52,297 thousand, Ps. 57,487 thousand and 59,819 thousand, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Ministry of Finance and Public Credit.

Item 7.                          Major Shareholders and Related-Party Transactions

MAJOR SHAREHOLDERS

On January 5, 2016, Aeroinvest merged into CONOISA, a subsidiary of Empresas ICA, with CONOISA as the surviving entity.  As a result of this internal merger, CONOISA assumed all of the rights and obligations of Aeroinvest, including with respect to Aeroinvest’s beneficial ownership of Series B shares.

CONOISA (as successor in interest to Aeroinvest) is our controlling shareholder as the beneficial owner holding the largest percentage of our capital stock.  CONOISA directly owns 7,516,377 of our Series B shares that represent 1.9% of our outstanding capital stock.  CONOISA also directly owns 331,972,000 Series A shares of SETA that represent 74.5% of its capital stock.  SETA in turn owns 49,766,000 of our Series BB shares and 17,034,000 Series B shares that collectively represent 16.7% of our capital stock.  Consequently, CONOISA is the beneficial owner of 14.3% of our capital stock.

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 15, 2016, identifying each owner of more than 5% of any series of our shares:

	Number of Shares		Percentage of Issued and Outstanding Capital
Identity of Shareholder	B Shares	BB Shares	B Shares	BB Shares
CONOISA(1)	7,516,377	—	1.9%	—
SETA(2)	17,034,000	49,766,000	4.3%	12.4%
Aberdeen Asset Management PLC(3)	23,889,896	—	6.0%	—
Quintana Family(4)	23,618,410	—	5.9%	—
Public	278,106,717	—	69.5%	—
Officers and Directors(5)	68,600	—	0.0%	—

(1)

In addition to the Series B shares it directly owns, CONOISA may be deemed to beneficially own all of our shares owned by SETA by virtue of its ownership of 74.5% of SETA’s capital stock. CONOISA and SETA are subsidiaries of Empresas ICA.

(2)	SETA’s B shares are held in trust with Banco Invex. CONOISA and SETA are subsidiaries of Empresas ICA.

(3)	Based on beneficial ownership report filed with the SEC dated March 2, 2016.

(4)

Members of the Quintana Family, including current Directors, Mr. Alonso Quintana Kawage and Mr. Diego Quintana Kawage, directly own an aggregate of 23,618,410 Series B shares representing 5.9% of our total shares. None of the members of the Quintana Family individually directly own more than 5% of any class of our shares. Percentage figures are based on the number of shares outstanding as of the date of the most recently beneficial ownership report.

(5)

Excludes shares beneficially owned by Mr. Alonso Quintana Kawage and Mr. Diego Quintana Kawage, who own 459,600 and 294,900 Series B shares, respectively, and is included in the percentage owned by the Quintana Family as a group.

Arrangements Relating to SETA

The rules governing the sale of our Series BB shares to SETA required that SETA place all of its Series BB shares in a trust in order to guarantee SETA’s performance of its obligations under the Technical Assistance Agreement and SETA’s commitment to maintain its interest in us for a specified period.  Accordingly, SETA placed its shares, 8,000,000 Series B shares and 58,800,000 Series BB shares, into a trust with Bancomext (the “Bancomext Trust”).  Pursuant to our bylaws, the Technical Assistance Agreement, the Participation Agreement and the Bancomext Trust, SETA was required to retain at least 51% of our shares until June 14, 2007, after which it became entitled to transfer up to one eighth of this 51% during each year thereafter.  SETA was required to deposit in the trust any additional shares of our capital stock that it had acquired.  On September 15, 2015, SETA’s shareholders unanimously resolved to terminate the Bancomext Trust Agreement, reverting the title of the 8,000,000 Series B shares and 58,800,000 Series BB shares to SETA.

On September 15, 2015, SETA entered into a management and source of payment Trust Agreement with Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero and ADPM (the “Invex Trust”), pursuant to which SETA transferred 8,000,000 Series B shares and 9,034,000 Series BB shares (which were later converted into Series B shares on October 15, 2015) to the trust. The Invex Trust establishes a mechanism that will allow ADPM to exchange all of its participation in SETA for an equivalent participation in our capital stock and to sell all or part of the Series B or Series BB shares that it acquires without any restrictions as of June 15, 2016.

Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to our Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, our chief operating officer and our commercial director, and to elect three members of our Board of Directors.  SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders.  If the Technical Assistance Agreement is terminated, the Series BB shares would be converted into Series B shares, resulting in the termination of all of SETA’s special rights.  Before June 14, 2015, if SETA had held less than 7.65% of our capital stock in the form of Series BB shares, it would have lost its veto rights (but its other special rights would have been unaffected).  If at any time after June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB, all of its special rights will remain in place.  On October 15, 2015, we, at the request of SETA, converted 9,034,000 of our Series BB shares held by SETA to Series B shares, however, after this conversion SETA’s shareholding of Series BB shares remains at 12.4% and its special rights were not affected.  In addition, shareholders of SETA have allocated among themselves certain veto rights relating to the exercise by SETA of its veto and other rights, which increases the risk of impasse at the shareholders meeting of SETA and ultimately at our shareholders meetings.

Our bylaws, the Participation Agreement and the Technical Assistance Agreement also contain certain provisions designed to avoid conflicts of interest between SETA and us, such as approval of certain related-party transactions by our Corporate Practices, Finance, Planning and Sustainability Committee.

Pursuant to the consortium agreement entered into among ADPM, CONOISA (as successor in interest to Aeroinvest) and Vinci, S.A. (a corporation organized under the laws of France) on May 16, 2000, as amended and restated on April 13, 2015, the shareholders of SETA agreed that ADPM shall have the right to appoint one member of our Board of Directors and that CONOISA shall have the right to appoint two directors.  Since September 14, 2005, ADPM and CONOISA (as successor in interest to Aeroinvest) are the sole parties to the consortium agreement.  The right to appoint certain of our officers under the consortium agreement is allocated as follows: CONOISA shall appoint our chief executive officer, chief financial officer, human resources manager (subject to the approval of ADPM) and general counsel; ADPM shall appoint our chief operating officer and our commercial and marketing officer (subject to the approval of CONOISA).  The maintenance and infrastructure officer shall be appointed by SETA.

CONOISA (as successor in interest to Aeroinvest) and ADPM have also agreed that, in accordance with our bylaws, at least one member of each of our Audit Committee and Corporate Practices, Finance, Planning and Sustainability Committee shall be appointed by SETA.

The consortium agreement also requires the unanimous vote of CONOISA (as successor in interest to Aeroinvest) and ADPM to approve (if approved at the meeting on first call):  (i) the pledging or creation of a security interest in any of our shares held by SETA and the shares issued by SETA; (ii) any amendments to SETA’s bylaws or the SETA shareholders’ agreement; (iii) our merger, split, dissolution or liquidation; (iv) the amendment or termination of our bylaws, the Participation Agreement, the Technical Assistance Agreement, the technology transfer agreement or related ancillary agreements; (v) changes in our capital structure; (vi) the conversion of our Series BB shares into our Series B shares; and (vii) any sale or transfer of shares of SETA.

Under the consortium agreement, transfers by either of CONOISA or ADPM of its respective shares in SETA to an unaffiliated party are subject to limited rights of first refusal in favor of the non-transferring shareholder, and such transfers by CONOISA are subject, under certain conditions, to tag-along rights in favor of ADPM. The consortium agreement also sets forth a put option in favor of ADPM pursuant to which, under certain conditions, ADPM may require CONOISA to purchase all of ADPM’s shares in SETA in case of a disagreement between the parties with respect to a matter to be decided by our or SETA’s Board of Directors or shareholders.

Arrangements Relating to CONOISA (as Successor in Interest to Aeroinvest)

On May 15, 2013, we filed a shelf registration statement on Form F-3 with the SEC, which permits the selling shareholder named therein, Aeroinvest (currently CONOISA), to offer, from time to time, up to 100,000,000 Series B shares, directly or in the form of ADSs.  On July 12, 2013, Aeroinvest (currently CONOISA) sold 69,000,000 shares, representing approximately 17.25% of our total capital stock, in an underwritten global public offering at a price of Ps. 40.00 per Series B share and U.S.$ 24.76 per ADS.  In August 2015, Aeroinvest (currently CONOISA) sold a total of 12,081,300 Series B shares, or approximately 3.02% of outstanding Series B shares, through a block trade on the Mexican Stock Exchange to a third party through Barclays Bank, PLC, for a price of Ps. 83.5 per share.  In addition, in a series of sales between January 29, 2016 and February 5, 2016, CONOISA sold an aggregate of 4,386,250 Series B shares, or approximately 1.10% of outstanding Series B shares at an average price of Ps. 84.05 per share.

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2015 amounted to Ps. 97,818 thousand (U.S.$ 5.6 million).  The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its shareholders during the term of the agreement.  The agreement had an initial term of 15 years beginning June 14, 2000, and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015.  On May 13, 2015, we signed an extension and amendment to our Technical Assistance Agreement for a term to end on December 31, 2020.  Pursuant to the amendment, the agreement will be automatically renewed for successive one-year terms unless one party provides the other a notice of termination at least 90 days prior to a scheduled expiration date, as long as each of CONOISA and ADPM individually retain at least 12.75% of SETA’s capital stock.  A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B shares that are not owned by SETA or any of its affiliates.  The amendment became effective on June 14, 2015.

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

The Technical Assistance Fee for 2000 and 2001 was fixed at U.S.$ 5.0 million.  Subsequent to January 1, 2003, the Technical Assistance Fee was equal to the greater of U.S.$ 3.0 million adjusted annually for inflation since June 14, 2006 (measured by the U.S. consumer price index), or 5% of our EBITDA (as defined in the Technical Assistance Agreement).  As of June 14, 2015, the technical assistance fee was reduced by 20% for the first three years of the extension and amendment to the Technical Assistance Agreement, to the greater of U.S.$ 3,478,000  (updated annually according to the U.S. consumer price index) and 4% of our EBITDA, and by an additional 25% for the final two years of the extension, to 3% of our EBITDA.  We believe that this structure creates an incentive for SETA to increase our annual consolidated earnings.  SETA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

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

In 2014 and 2015, we recognized expenses of U.S.$ 5.6 million and U.S.$ 5.6 million, respectively, pursuant to the Technical Assistance Agreement plus additional nominal expenses paid to SETA and its affiliates.

Arrangements with CONOISA (as Successor in Interest to Aeroinvest) and Its Affiliates

On June 2, 2015, Aeroinvest (currently CONOISA) entered into certain transactions with Banco Santander for purposes of obtaining short-term cash financing on a secured basis through monetization of its position in our Series B shares.  Pursuant to the terms of the relevant financing documents, Aeroinvest transferred a total of 69,487,800 Series B shares to Banco Santander in exchange for initial cash payments totaling Ps. 4,024 million and monthly interest payments, with a simultaneous agreement by Banco Santander to transfer the Series B shares back to Aeroinvest on the agreed settlement dates against a final price per Series B share equal to the initial price of the transaction.  The transactions were executed under three swap confirmations due on July 3, 2015, September 3, 2015 and June 4, 2018, respectively.  As credit support, Aeroinvest, Empresas ICA and their affiliates granted to Banco Santander a guaranty of 13,897,560 additional Series B shares, pursuant to a Mexican law governed share pledge agreement with Monex acting as pledge administrator.

Upon repayment of the two first equity swap transactions, Banco Santander transferred back to Aeroinvest 34,743,000 Series B shares. On January 8, 2016, Banco Santander exercised its right to sell the remaining 27,795,120 Series B shares under the third equity swap transaction and on January 15, 2016, Monex, as pledge administrator, sold an aggregate of 2,550,475 Series B shares.  Monex transferred back to CONOISA (as successor in interest to Aeroinvest) an aggregate of 4,398,305 Series B shares and Banco Santander terminated all corresponding liens on such shares as a result of the repayment in full of the equity swap transaction.

On July 21, 2015, Aeroinvest (currently CONOISA) pledged 33,162,600 Series B shares to Deutsche Bank, in its capacity as collateral agent, as a guarantee for a loan to Aeroinvest in the amount of Ps. 92 million due to mature on May 15, 2018.  On February 2, 2016, Deutsche Bank sold those shares in foreclosure of the collateral.

On November 27, 2015, Aeroinvest (currently CONOISA) pledged 7,721,678 Series B shares to Value in connection with a loan to ICA Planeación in the amount of Ps. 600 million.  Between March 10, 2016 and March 17, 2016, Value sold an aggregate of 6,814,578 Series B shares in foreclosure of the collateral and returned 907,100 Series B shares to CONOISA (as successor in interest to Aeroinvest).

As a result of the foreclosure of the pledges and repayment in full of the financings, none of the transactions described above remain outstanding as of the date of this report.

CONOISA’s economic interests with respect to these or any other additional Series B shares purchased by CONOISA may become subject to an assignment under the terms of any security agreements or future refinancing documents in certain circumstances.

Arrangements with Other Affiliates

We periodically engage Empresas ICA and its affiliates to provide construction and related services to us.  In 2015, we did not contract any services from Empresas ICA or any of its affiliates.  In accordance with our Related Party Guidelines, any of these contracts shall be approved by our Board of Directors upon the recommendation of our Corporate Practices, Finance, Planning and Sustainability Committee and in accordance with Mexican Securities Law.  The Committee considers whether these contracts are arm’s-length agreements based on the evaluation of these contracts by the third-party professionals Desarrollo de Ingeniería Civil y Tecnológica, S.A. de C.V. (DICTEC), represented by Jorge Moreno Anaya and Corporativo de Ingeniería Terrestre, S.A. de C.V. (COITSA), represented by Victor Manuel Corona Ahumada.  All companies are independent experts contracted by us to evaluate offers made by Empresas ICA or its affiliates to determine if such offers are consistent with market prices.

The following table sets forth the amounts paid to affiliates of Empresas ICA during 2015, for a total of Ps. 42,957 thousand, in exchange for the provision of services related to the construction, rehabilitation and maintenance of runways and aprons in our airports, as well as for the implementation process of the SAP enterprise management platform.  This amount represents approximately 5.9% of our expenditures under the master development programs and other capital expenditures for an amount of Ps. 732,945 thousand.

Service	Amount
(2015) (in thousands of pesos)
Culiacán airport	20,035
Chihuahua airport	660
Mazatlán airport	1,502
Monterrey airport	127
Reynosa airport	923
San Luis Potosí airport	1,397
Torreón airport	5,494
Zacatecas airport	2,113
Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	10,706
Total	Ps. 42,957

Transactions with Related Parties

As of December 31, 2015, we had Ps. 67,521 thousand in accounts payable to related parties, and we engaged in the following transactions with related parties during 2015:

•                 transaction amounting to Ps. 97,818 thousand in technical assistance fees with SETA, a related party of Empresas ICA; and

•                 transactions amounting to Ps. 29,067 thousand with our partner VYNMSA Desarrollo Inmobiliario and its affiliates in connection with the development of the OMA-VYNMSA industrial park located in the Monterrey airport.

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

Disputed Land Ownership at the Ciudad Juárez Airport

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$ 120.0 million.  On May 18, 2005, a Mexican court ordered us to return the disputed land to the plaintiffs.  However, that decision and three subsequent constitutional claims permitted the ruling to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation, as the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juárez airport.  On August 28, 2009, the federal government filed its answer to the claim, in which it requested that the trial be removed to federal court.  In May 2010, the Court of Appeals granted the federal government’s request, giving the Federal Courts jurisdiction to hear the lawsuit.  The plaintiffs filed a constitutional claim against this ruling before the Federal District Court in Chihuahua and on November 29, 2010, the District Court in Chihuahua confirmed the Court of Appeals ruling.  Against this ruling, the plaintiffs filed an appeal (recurso de revisión) before the Federal District Circuit Court and on July 7, 2011, the Federal District Circuit Court ruled that the plaintiffs’ constitutional claim should be heard by a District Court in Ciudad Juárez.  In October 2011, the District Court in Ciudad Juárez denied the plaintiffs’ constitutional claim, against which, in November 2011, the plaintiffs filed a new appeal (recurso de revisión) before the Federal District Circuit Court.  On January 7, 2012, the Federal District Circuit Court confirmed that the District Court in Ciudad Juárez had jurisdiction to hear the claim.  On April 30, 2012, the Federal District Court in Ciudad Juárez ruled that it did not have jurisdiction to hear the claim, and the determination of jurisdiction was sent to the Mexican Supreme Court.  However, after the Federal District Court denied jurisdiction, a conflict arose that has been resolved by the Circuit Court.  The Federal District Circuit Court ruled on January 13, 2013 that a state or local court must hear the lawsuit rather than a federal court.  The lawsuit is still underway at this time.  As of April 15, 2016, the final resolution of this dispute remains pending.

In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of our concessions would require, our concession to operate the Ciudad Juárez airport would terminate.  In 2015, the Ciudad Juárez airport represented 4.1% of our consolidated total revenues.  Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of our concessions the termination of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and that the Mexican government would be obligated to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, we may not be so indemnified.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

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

On August 27, 2015, a new claim was filed against the Monterrey airport in connection with the ownership of land with an approximate area of 96 hectares (107,639 square feet) acquired in 2008.  The claim was filed by Banco Mercantil del Norte, S.A., acting as trustee of a transnational domain trust, arguing that the trust’s settlors are the rightful owners of the property.  The claim was filed against the Monterrey airport but it was requested to call to trial the seller of the property as interested third party.  As of April 15, 2016, the final resolution of this dispute remains pending.

The contingency is not quantified in the demand.  However, we consider that if an unfavorable verdict is issued, the economic impact of the trial would be assumed by the seller of the land.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

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

Given that the federal government is the main defendant in this case, if an unfavorable verdict is issued, it will be liable for paying the resulting economic effect, as detailed in the concession title. As of April 15, 2016, the final resolution of this dispute remains pending.

In connection with the previous judgment, on November 17, 2015 the Reynosa airport was notified of a constitutional claim lawsuit filed by another plaintiff claiming the dispossession of land of 19,603 square meters (211,004 square feet) situated within the Reynosa airport.  The lawsuit was filed against the Ministry of Communications and Transportation, and the Reynosa airport was summoned in its capacity as an interested third party.

The elements of the claim are: (i) the annulment of the administrative act that deprived the plaintiff of its ownership of the real property; (ii) the restitution of the ownership rights of which it was deprived due to an irregular administrative act; (iii) the immediate return of its ownership of the real property; and (iv) the payment of damages.  The Ministry of Communications and Transportation appeared at the trial and argued the inadmissibility of the claim, further arguing that the land was lawfully expropriated and that its legitimate owners were duly indemnified pursuant to applicable law.  As of April 15, 2016, the final resolution of this dispute remains pending.

We have not recorded any provision relating to these claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle these obligations.

Order to Stop Sales in Commercial Premises Located in the Reynosa Airport

In October 2014, the municipality of Reynosa issued an inspection order and imposed a stoppage on the sales of alcoholic beverages in commercial premises located at the Reynosa airport as it had not obtained a state license for the sale of alcoholic beverages.

The airport filed a constitutional claim lawsuit against these acts to challenge the closure and the constitutionality of the municipal regulations and state law.  On June 9, 2015, the Federal District Court granted relief to the airport and instructed the authorities to annul the municipal acts for lack of capacity to regulate the airport inasmuch as the airport is an exclusively federal facility subject to the federal laws.  The municipality of Reynosa filed an appeal with the Federal Circuit Court against the judgment, which as of April 15, 2016 has not been resolved.

We have not recorded a provision relating to this lawsuit considering that the municipal requirements that are being challenged do not have an economic impact and that there are legal precedents in connection with similar cases that are favorable to our case.

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

On February 4, 2015, the Apodaca municipality filed an appeal with the Federal Circuit Court to exercise its competence to hear and determine the appeal against the October 14, 2014 judgment of the District Court.  On March 6, 2015, the First Chamber of the Mexican Supreme Court decided to consider exercising its competence to hear the appeal.  As of April 15, 2016, neither the Federal Circuit Court nor the Mexican Supreme Court have resolved the appeals.

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

Tax Audit at the Acapulco Airport

In December 2011, the Local Tax Audit Administration of the Tax Administration Service in Acapulco conducted a new audit of the Acapulco airport and determined a tax liability of Ps. 27,876 thousand for the year of 2006 for alleged profit sharing omissions, excess deductions, surcharges and fines.  We filed a motion for reconsideration against such determination; the resolution for the motion resulted in a new unpaid income tax liability and additional government charges of Ps. 15,946 thousand as well as profit-sharing of Ps. 2,787 thousand.  We believe that we have sufficient elements to obtain a favorable result; otherwise, we intend to file an administrative appeal with the Federal Tax and Administrative Court of Justice.  As of April 15, 2016, the final resolution of this dispute remains pending.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

In opposition to this final judgment, a claim was brought before the Federal Tax and Administrative Court of Justice, which was also decided, on June 17, 2014, in our favor.  Pursuant to the decision, the Tax Administration Service (Servicio de Administración Tributaria) determined a new tax credit amounting to Ps. 11,864 thousand.  The credit was announced on December 9, 2014 and challenged before the Federal Tax and Administrative Court of Justice.  As of April 15, 2016, the claim is still pending.

Property Tax Claims

Administrative law proceedings have been asserted against us in the past by various municipalities for the payment of property taxes with respect to the real estate on which we operate our airports in those cities.

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

On July 16, 2015, the Administrative Court issued a ruling in our favor declaring the annulment of the tax claim requested in February, 2011, for the amount of Ps. 117,654 thousand.  As of April 15, 2016, the rest of our appeals were still pending.

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

On June 3, 2009, the Ministry of Communications and Transportation, acting through the Mexican Bureau of Civil Aviation, temporarily suspended the operation of 25 Aviacsa aircraft.  Aviacsa received a judicial injunction that enabled it to continue to operate, and it resumed operations on June 12, 2009.  On July 6, 2009, the Ministry of Communications and Transportation suspended Aviacsa’s right to use Mexican airspace, based on non-payment of royalties owed to the Navigation Services for Mexican Airspace.  Aviacsa filed for insolvency protection on October 30, 2009.  Aviacsa accounted for 7.0% of our total passenger traffic during the January–June 2009 period, and 96.64% of such passengers were domestic.  As of April 15, 2016, this airline owed us a total amount of Ps. 26,919 thousand.  Currently we are in the process of negotiating the collection of the amounts owed to us by Aviacsa.

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

On April 4, 2014 a federal judge declared Grupo Mexicana bankrupt.  On August 18, 2015, the liquidator of Grupo Mexicana (Mexicana, ClickMexicana and MexicanaLink) determined that the companies did not have enough resources to partially or totally cover the amounts owed to us and the impossibility to comply with the separation rulings described above.  For the previous years the estimation for doubtful collecting accounts included the amounts owed by Grupo Mexicana and as a result of the bankruptcy, GACN took the decision to write-off the balance of Ps.114 million during 2015.  Given that the total amount owed to us by Grupo Mexicana and its affiliated companies had been fully reserved in previous years, we do not expect our inability to recover this amount to have an adverse impact on our financial results.  In addition, the amounts corresponding to passenger charges were deducted in 2015 pursuant to the applicable law for purposes of determining the base for the calculation of our income tax.

DIVIDENDS AND CAPITAL STOCK REIMBURSEMENTS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock.  Our legal reserve fund was Ps. 238,219 thousand as of December 31, 2015 (excluding reserve amounts corresponding to 2015 net income), which represented 78.8% of our capital stock as of such date.

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

On April 14, 2011, our shareholders approved a dividend policy, applicable to our results of operations starting in 2011.

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

On April 16, 2013, our shareholders voted to reduce the minimum fixed capital without cancellation of the number of shares representing common stock by means of a reimbursement of Ps. 3.00 per share to be paid in cash for each share outstanding in five installments:  an extraordinary initial payment of Ps. 1.00 per share no later than June 2013 and four regular subsequent quarterly payments no later than July 2013, October 2013, January 2014 and April 2014, respectively.  Our Board of Directors meeting held on November 5, 2013 approved paying the fourth and fifth installments in a single payment, after taking into account our liquidity position.  A total payment of Ps. 400 million, or Ps. 1.00 per share, was made on November 29, 2013.

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

On April 23, 2015, our shareholders voted to reduce the minimum fixed capital without cancellation of the number of shares representing common stock by means of a reimbursement of Ps. 3.00 per share to be paid in cash for each share outstanding in one payment, no later than May 31, 2015.

On April 14, 2016, our shareholders approved a cash dividend of Ps. 1,400 million, equal to Ps. 3.50 per share, to be paid in cash for each share outstanding in one payment, no later than April 30, 2016.

From 2007 through 2011, we paid distributions to our shareholders in the form of dividends, and from 2012 through 2015 we paid distributions in the form of capital reimbursements.

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

	U.S.$ per ADS(1)		Pesos per Series B Share
	Lowest	Highest	Lowest	Highest
2011	12.25	18.85	20.08	27.40
2012	13.05	23.81	21.85	37.86
2013
First quarter	22.47	33.4	35.99	49.85
Second quarter	22.83	34.35	37.97	52.51
Third quarter	24.85	30.79	40.01	48.57
Fourth quarter	25.38	28.4	41.42	46.75
2014
First quarter	24.20	28.95	40.43	47.43
Second quarter	28.60	33.11	47.01	54.03
Third quarter	31.55	35.67	51.51	59.03
Fourth quarter	33.50	40.13	56.95	68.82
2015
First quarter	34.10	39.42	65.42	74.29
Second quarter	37.49	42.00	72.07	81.15
Third quarter	37.69	44.91	78.29	91.54
Fourth quarter	35.74	43.02	77.19	88.78
Monthly Prices
October 2015	40.10	42.96	83.91	88.78
November 2015	40.42	43.02	84.07	88.27
December 2015	35.74	40.42	77.19	84.00
January 2016	34.04	37.71	77.72	84.39
February 2016	34.93	38.46	82.82	87.51
March 2016	40.14	46.06	88.98	99.42

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

As of December 31, 2015, 136 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2015, the 10 most actively traded equity issues (excluding banks) represented approximately 67.4% of the total volume of equity issues traded on the Mexican Stock Exchange.  Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in Mexico.

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

Material Changes to the Rights Conferred by Our Securities Registered with the Mexican National Registry of Securities and Traded in the Mexican Market

As of December 31, 2015, there have been no material changes to the rights conferred by our securities registered with the Mexican National Registry of Securities and traded in the Mexican market.

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

At our shareholders’ meetings held on April 23, 2015, April 10, 2014, April 16, 2013 and April 18, 2012, our bylaws were further amended to reflect the amounts of fixed minimum common stock after our capital stock reimbursements.

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

Our Capital Stock

Pursuant to our bylaws, our capital stock has a variable portion.  As of the date of this report, the Company has a fixed minimum capital stock, without withdrawal rights, of Ps. 308,446,826.75 represented by 400,000,000 ordinary nominal Class I shares, without par value, which are fully subscribed and paid, of which 350,234,000 are Series B shares and 49,766,000 are Series BB shares.  For the last three years, no part of our capital stock has been paid in-kind.

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

•                 On April 23, 2015, our shareholders approved a decrease in the fixed portion of our capital stock in the amount of Ps. 1,200,000 thousand, to be conducted without decreasing the number of shares, by reimbursing the shareholders in the amount of Ps. 3.00 per share. As a consequence, the fixed portion of our capital stock decreased from Ps. 1,508,446,826.75 to Ps. 308,446,826.75.

We have not conducted any issuance of shares during the last three years, and we are not beneficiaries of any derivative instruments payable in-kind, which have Series B or Series BB shares, or any other security representing those shares, as underlying assets.

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 15, 2016:

	Authorized	Issued and Outstanding
Capital Stock:
Series B shares	350,234,000	342,390,377
Series BB shares	49,766,000	49,766,000
Total	400,000,000	392,156,377	(1)

(1)          The difference between our authorized capital stock and our issued and outstanding capital stock constitutes 7,843,623 shares repurchased and held by the Company.

All ordinary shares confer equal rights and obligations to holders within each series.  The Series BB shares have special voting and other rights described below.

Our bylaws provide for the issuance of the following shares, which have the characteristics described below:

•                 Series B.  Series B shares currently represent 87.6% of our capital.  Series B shares may be held by any Mexican or foreign natural person, company or entity.

•                 Series BB.  Series BB shares currently represent 12.4% of our capital.  Series BB shares, which are issued pursuant to Article 112 of the Mexican General Law of Business Corporations (Ley General de Sociedades Mercantiles), may be held by any Mexican or foreign natural person, company or entity.

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

Under the Mexican Securities Law, all tender offers must be open for at least 20 business days, and purchases thereunder are required to be made pro rata to all tendering shareholders.  The Mexican Securities Law only permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are fully disclosed, approved by the Board of Directors and paid solely in connection with non-compete or similar obligations.

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

Subject to the individual ownership limitations set forth in our bylaws, in the event of an increase of our capital stock, other than (i) for purposes of conducting a public offering of the shares issued as a result of such increase, (ii) in connection with mergers, (iii) with respect to the resale of repurchased shares or (iv) in connection with the conversion of convertible securities, our shareholders will have a preemptive right to subscribe and pay for new stock issued as a result of such increase in proportion to their shareholder interest at that time.  Such preemptive right shall be exercised by any method provided in Section 132 of the Mexican General Law of Business Corporations, by subscription and payment of the relevant stock within 15 business days after the date of publication of the corresponding notice to our shareholders through the electronic system established by the Mexican Ministry of Economy (Secretaría de Economía), provided that if at the corresponding meeting all of our shares are duly represented, the 15-calendar day period shall commence on the date of the meeting.

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

MATERIAL CONTRACTS

Our subsidiaries are parties to the airport concessions granted by the Ministry of Communications and Transportation under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits.  See “—Sources of Regulation” and “— Scope of Concessions and General Obligations of Concession Holders” under “Regulatory Framework” in Item 4.

We are a party to a participation agreement with SETA and the Ministry of Communications and Transportation that establishes the framework for several other agreements to which we are a party.  See “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements Relating to SETA.”

We have entered into a Technical Assistance Agreement with SETA providing for management and consulting services.  The Technical Assistance Agreement was amended on May 13, 2015 with effects as of June 14, 2015.  See “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements Relating to SETA.”

A voting rights agreement is in place between CONOISA (as successor in interest to Aeroinvest) and SETA providing for bloc voting with respect to their shares of our capital stock.  See “Item 7. Major Shareholders and Related-Party Transactions—Major Shareholders—Arrangements Relating to CONOISA (as successor in interest to Aeroinvest).”

EXCHANGE CONTROLS

Mexico has had free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.  The government may not maintain its current foreign exchange policies.  See “Item 3. Key Information— Exchange Rates.”

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

Subject to certain exceptions for short-term and hedged positions, the U.S.-dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if:  (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The income tax treaty between the United States and Mexico has been approved for the purposes of the qualified dividend rules.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2014 and 2015 taxable years.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2016 taxable year.

Taxation of Dispositions of Shares or ADSs

ADSs-Mexican Tax Considerations

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

U.S. Backup Withholding Tax and Information Reporting Requirements

In general, information reporting requirements will apply to payments by a paying agent within the United States to a non-exempt U.S. holder of dividends in respect of the Series B shares or ADSs or the proceeds received on the sale or other disposition of the Series B shares or ADSs, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent.  Amounts withheld as backup withholding tax will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

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

The person responsible of handling requests from investors and analysts on our behalf is our Chief Financial Officer, Vicsaly Torres Ruiz, who can be reached at Torre Latitud, L501, Piso 5, Av. Lázaro Cárdenas 2225, Col. Valle Oriente, San Pedro Garza García, Nuevo León, Mexico, by telephone at +52 81 8625 4300 and by e-mail at vtorres@oma.aero.

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

The following table sets forth the fees and charges that a holder of our ADSs may have to pay, directly or indirectly:

Service	Fee or Charge Amount	Payee

Issuance and delivery of ADRs against deposits of shares, including deposits in respect of share distributions, rights and other distributions	U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	JPMorgan Chase Bank, N.A.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	JPMorgan Chase Bank, N.A.

Any cash distribution to ADS registered holders	U.S.$0.05 (or less) per ADS	JPMorgan Chase Bank, N.A.

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	JPMorgan Chase Bank, N.A.

Depositary services	U.S.$0.05 (or less) per ADS per calendar year	JPMorgan Chase Bank, N.A.

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	U.S.$1.50 per ADR plus applicable registration or transfer fees	JPMorgan Chase Bank, N.A.

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary	JPMorgan Chase Bank, N.A.

Converting foreign currency to U.S. dollars	Expenses of the depositary	JPMorgan Chase Bank, N.A.

Other fees, as necessary	Taxes and other governmental charges JPMorgan Chase Bank, N.A., or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	JPMorgan Chase Bank, N.A.

Other fees, as necessary	Any charges incurred by JPMorgan Chase Bank, N.A., or its agents for servicing the deposited securities	JPMorgan Chase Bank, N.A.

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

The following table sets forth the amounts that we received in 2015, directly or indirectly, from JPMorgan Chase Bank N.A., as depositary of our ADSs:

Description	Amount

For expenses related to the establishment of the facility including, but not limited to, investor relations expenses, the initial NASDAQ application and listing fees or any other program-related expenses.

U.S.$0

For expenses related to the administration and maintenance of the facility including, but not limited to, investor relations expenses, the annual NASDAQ listing fees or any other program-related expenses.

U.S.$400,484.62

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

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.     Controls and Procedures

(a)        Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2015.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2015, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.  Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2015.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013), which has been early-adopted.

Based on our assessment and those criteria, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2015.  Additionally, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c)        Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.:

We have audited the internal control over financial reporting of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., and subsidiaries (the “Company”) as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated April 27, 2016 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph related to the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in note 3 d.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Emeterio Barrón Perales

C.P.C. Emeterio Barrón Perales

Monterrey, Nuevo León, México

April 27, 2016

(d)        Changes in Internal Control over Financial Reporting

There has been no change in internal controls over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.     [Reserved]

Item 16A.  Audit Committee’s Financial Expert

Our Board of Directors has determined that Ms. Elsa Beatriz García Bojorges, a member of our Audit Committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A.  The shareholders’ meeting of April 14, 2016, ratified Ms. Elsa Beatriz García Bojorges as the independent director required by the Mexican Securities Law and applicable NASDAQ listing standards and as an “audit committee financial expert” within the meaning of this Item 16A.  See “Item 6. Directors, Senior Management and Employees—Directors.”

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

Item 16C.  Principal Accountant Fees and Services Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited (Deloitte), during the fiscal years ended December 31, 2014 and 2015:

	2014	2015
	(in thousands of pesos)
Audit fees	Ps. 12,490	Ps. 11,802
Tax fees	0	0
Total fees	Ps. 12,490	Ps. 11,802

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

SHARES REPURCHASED BY US PURSUANT TO THE SHARE REPURCHASE PROGRAM

2015	(a) Number of shares purchased (issued)	(b) Average price paid or received per share in pesos	(c) Total number of shares purchased as part of publicly announced plans or programs (issued)	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1–31	0	0	0	N/A
February 1–28	0	0	0	N/A
March 1–31	435,000	69.74	0	N/A
April 1–30	0	0	0	N/A
May 1–31	0	0	0	N/A
June 1–30	1,610,000	75.01	0	N/A
July 1–31	585,473	79.30	0	N/A
August 1–31	0	0	0	N/A
September 1–30	0	0	0	N/A
October 1–31	0	0	0	N/A
November 1–30	0	0	0	N/A

2015	(a) Number of shares purchased (issued)	(b) Average price paid or received per share in pesos	(c) Total number of shares purchased as part of publicly announced plans or programs (issued)	(d) Maximum number of shares that may yet be purchased under the plans or programs
December 1–31	593,000	79.38	0	N/A
Total	3,223,473	N/A	0	N/A

SHARES PURCHASED BY AEROINVEST (CURRENTLY CONOISA)

2015	(a) Number of shares purchased	(b) Average price paid or received per share in pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1–31	0	0	0	N/A
February 1–28	0	0	0	N/A
March 1–31	0	0	0	N/A
April 1–30	0	0	0	N/A
May 1–31	0	0	0	N/A
June 1–30	0	0	0	N/A
July 1–31	0	0	0	N/A
August 1–31	12,081,300	86.86	0	N/A
September 1–30	0	0	0	N/A
October 1–31	0	0	0	N/A
November 1–30	0	0	0	N/A
December 1–31	0	0	0	N/A
Total	12,081,300	0	0	N/A

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

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

Our bylaws provide that our Board of Directors shall be composed of

NASDAQ Standards	Our Corporate Governance Practice
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

•                 informing the board of any irregularities that it may

NASDAQ Standards	Our Corporate Governance Practice

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
Rules 5635(a)(2), (b) & (d)(1-2).

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

Peer Review. Under Mexican law, we must be audited by an independent public accountant that has received a “quality control review” as defined by the CNBV. Galaz, Yamazaki, Ruiz Urquiza, S.C., “Member of Deloitte Touche Thomatsu Limited”, our independent auditor, is not subject to “peer review” as such term is defined in Marketplace Rule 4350(k).

Item 16H.  Mine Safety Disclosures

Not applicable.

PART III

Item 17.     Financial Statements

Not applicable.

Item 18.     Financial Statements

Reference is made to pages F-1 through F-62 of this annual report.

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

2.4

Offering Supplement for GACN’s Ps. 3,000,000 thousand offering in seven-year peso-denominated notes (certificados bursátiles), issued June 16, 2014 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2014 filed on April 23, 2015).

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

3.4*	Trust Agreement among SETA, ADPM and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, with the appearance of GACN.

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

4.6*

Amendment to Technical Assistance and Transfer of Technology Agreement among the Registrant, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, SETA and Constructoras ICA, S.A. de C.V., Aéroports de Paris and Vinci, S.A., English translation.

4.7

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

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

	By:	/s/ Vicsaly Torres Ruiz
Name: Vicsaly Torres Ruiz
Title: Chief Financial Officer

Dated: April 27, 2016

*****

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V., and Subsidiaries
(Subsidiary of Aeroinvest, S.A. de C.V.)

Consolidated Financial Statements for the Years Ended December 31, 2015, 2014 and 2013, and Report of Independent Registered Public Accounting Firm Dated April 27, 2016

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V., and Subsidiaries

(Subsidiary of Aeroinvest, S.A. de C.V.)

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the Years Ended December 31, 2015, 2014 and 2013

Index for Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2015, 2014 and 2013, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries as of December 31, 2015, 2014 and 2013, and the results of operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in note 3 d. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 27, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Emeterio Barrón Perales

C.P.C. Emeterio Barrón Perales

Monterrey, Nuevo León, México

April 27, 2016

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V., and Subsidiaries

(Subsidiary of Aeroinvest, S.A. de C.V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

		Thousands of U.S. dollars (Convenience Translation note 3 d)				December 31,						Thousands of U.S. dollars (Convenience Translation note 3 d)				December 31,
		2015		2015		2014		2013				2015		2015		2014		2013
Assets:	Notes									Current liabilities:	Notes
Cash and cash equivalents	6	U.S.$	150,244	Ps.	2,605,196	Ps.	2,808,149	Ps.	1,534,006	Short-term debt	14	U.S.$	-	Ps.	-	Ps.	-	Ps.	99,421
Other investments held to maturity		3,486		60,445		-				Current portion of long-term debt	15	3,197		55,433		47,076		33,588
Accounts receivable	7	22,537		390,785		319,890		304,769		Current major maintenance provision	16	12,711		220,410		184,709		271,344
Recoverable taxes		5,336		92,531		152,827		311,399		Trade accounts payable	12	14,611		253,358		257,556		226,184
Repayments for constructions to Ingenieros Civiles Asociados, S. A. de C. V (related party)		64		1,110		25,084		32,001		Payable taxes and other accrued expenses	13	21,457		372,060		269,228		219,012
Other accounts receivable and prepaid expenses	8	3,847		66,707		98,393		94,763		Accounts payable to related parties	25	3,894		67,521		72,111		107,440

Total current assets		185,514		3,216,774		3,404,343		2,276,938		Total current liabilities		55,870		968,782		830,680		956,989

Non-current assets:										Non-current liabilities:
										Long-term debt	15	268,651		4,658,349		4,677,325		2,970,526
Property, leasehold improvements and equipment, net	9	136,736		2,370,975		2,284,314		2,165,766		Major maintenance provision	16	22,104		383,293		408,080		357,262
										Guarantee deposits		13,952		241,923		100,941		43,352
Investment in airport concessions, net	10	366,129		6,348,605		6,180,277		6,092,046		Labor obligations	17	6,137		106,414		94,313		82,497
										Deferred income taxes	19	11,595		201,048		189,938		203,433
Other assets, net		6,385		110,722		44,578		25,332		Total non-current liabilities		322,439		5,591,027		5,470,597		3,657,070

Deferred income taxes	19	26,717		463,260		504,368		451,371		Total liabilities		378,309		6,559,809		6,301,277		4,614,059

										Contingencies and commitments	20

										Shareholders’ equity	22
										Contributed capital:
										Common stock		17,439		302,398		1,491,023		2,698,691
										Additional paid-in capital		1,718		29,786		29,786		29,786
												19,157		332,184		1,520,809		2,728,477
										Earned capital:
										Reserve for repurchase of shares		60		1,041		241,543		373,869
										Retained earnings		319,869		5,546,458		4,312,686		3,287,992
										Accumulated other comprehensive income		(607)		(10,525)		(9,625)		(9,931)
												319,322		5,536,974		4,544,604		3,651,930
										Controlling interest		338,479		5,869,158		6,065,413		6,380,407
										Non-controlling interest		4,693		81,369		51,190		16,987

Total non-current assets		535,967		9,293,562		9,013,537		8,734,515		Total shareholders’ equity		343,172		5,950,527		6,116,603		6,397,394

Total assets		U.S.$	721,481	Ps.	12,510,336	Ps.	12,417,880	Ps.	11,011,453	Total liabilities and shareholders’ equity		U.S.$	721,481	Ps.	12,510,336	Ps.	12,417,880	Ps.	11,011,453

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V., and Subsidiaries

(Subsidiary of Aeroinvest, S.A. de C.V.)

Consolidated Statements of Income and Other Comprehensive Income

(Thousands of Mexican pesos, except per share data)

		Thousands of U.S. dollars (Convenience Translation note 3 d)		For the years ended December 31
	Notes	2015		2015		2014		2013
Revenues
Aeronautical services	27	U.S.$	174,923	Ps.	3,033,130	Ps.	2,532,666	Ps.	2,268,869
Non-aeronautical services	27	64,103		1,111,541		889,694		796,501
Construction services		20,069		347,988		307,327		352,688
Total revenues		259,095		4,492,659		3,729,687		3,418,058

Operating costs and expenses:
Cost of services, excluding depreciation and amortization	28	48,220		836,133		772,946		725,329
Major maintenance provision	16	10,052		174,293		179,932		263,167
Cost of construction		20,069		347,988		307,327		352,688
Administrative expenses		32,414		562,055		536,034		501,233
Right to use airport facilities		12,098		209,771		171,670		148,159
Technical assistance fees	25	5,641		97,818		82,461		66,643
Depreciation and amortization		13,772		238,809		223,982		201,226
Other income, net	24	(621)		(10,763)		(13,654)		(49,782)
Total operating costs and expenses		141,645		2,456,104		2,260,698		2,208,663

Operating income		117,450		2,036,555		1,468,989		1,209,395

Interest expense		19,306		334,764		264,368		209,359
Interest income		(4,656)		(80,740)		(77,147)		(72,650)
Exchange loss, net		1,948		33,784		22,463		6,198
		16,598		287,808		209,684		142,907

Income before income taxes		100,852		1,748,747		1,259,305		1,066,488

Income tax (benefit) expense	19	29,534		512,110		232,345		(134,876)

Consolidated net income for the year		71,318		1,236,637		1,026,960		1,201,364
Other comprehensive (loss) income:
Items that will not be subsequently reclassified to profit or loss:
Actuarial (loss) gain on labor obligations	17 and 23	(74)		(1,286)		437		(2,851)
Income tax relating to actuarial (loss) gain on labor obligations	23	22		386		(131)		843
Total other comprehensive (loss) income		(52)		(900)		306		(2,008)

Total comprehensive income for the year		U.S.$	71,266	Ps.	1,235,737	Ps.	1,027,266	Ps.	1,199,356
Consolidated net income attributable to:
Controlling interest		U.S.$	71,153	Ps.	1,233,772	Ps.	1,024,694	Ps.	1,199,636
Non-controlling interest		165		2,865		2,266		1,728
		U.S.$	71,318	Ps.	1,236,637	Ps.	1,026,960	Ps.	1,201,364
Comprehensive income attributable to:
Controlling interest		U.S.$	71,101	Ps.	1,232,872	Ps.	1,025,000	Ps.	1,197,628
Non-controlling interest		165		2,865		2,266		1,728
		U.S.$	71,266	Ps.	1,235,737	Ps.	1,027,266	Ps.	1,199,356
Basic and diluted earnings per share of controlling interest		U.S.$	0.1807	Ps.	3.1328	Ps.	2.5844	Ps.	3.0062
Weighted average shares outstanding		N/A		393,826,266		396,493,090		399,052,350

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V., and Subsidiaries

(Subsidiary of Aeroinvest, S.A. de C.V.)

Consolidated Statements of Changes in Shareholders’ Equity

(Thousands of Mexican pesos, except share data (note 22))

		Contributed capital						Retained earnings				Accumulated
						Total		Reserve for				other				Total		Total non-		Total
	Number of			Additional		contributed		repurchase of		Retained		comprehensive		Total earned		controlling		controlling		shareholders’
	shares	Common stock		paid-in capital		capital		shares		earnings		income		capital		interest		interest		equity

Balance as of January 1, 2013	399,127,527	Ps.	3,897,168	Ps.	29,786	Ps.	3,926,954	Ps.	404,774	Ps.	2,083,582	Ps.	(7,923)	Ps.	2,480,433	Ps.	6,407,387	Ps.	8,569	Ps.	6,415,956

Decrease in common stock (Ps. 3.00 per share)	-	(1,200,000)		-		(1,200,000)		-		-		-		-		(1,200,000)		-		(1,200,000)
Repurchase of shares, net	(568,310)	(3,832)		-		(3,832)		(20,776)		-		-		(20,776)		(24,608)		-		(24,608)
Transfer of cumulative adjustment to per value of shares	-	5,355		-		5,355		(5,355)		-		-		(5,355)		-		-		-
Decrease in share repurchase reserve	-	-		-		-		(4,774)		4,774		-		-		-		-		-
Increase in a non-controlling interest	-	-		-		-		-		-		-		-		-		6,690		6,690
Consolidated comprehensive income	-	-		-		-		-		1,199,636		(2,008)		1,197,628		1,197,628		1,728		1,199,356

Balance as of December 31, 2013	398,559,217	2,698,691		29,786		2,728,477		373,869		3,287,992		(9,931)		3,651,930		6,380,407		16,987		6,397,394

Decrease in common stock (Ps. 3.00 per share)	-	(1,200,000)		-		(1,200,000)		-		-		-		-		(1,200,000)		-		(1,200,000)
Repurchase of shares, net	(3,179,367)	(7,668)		-		(7,668)		(132,326)		-		-		(132,326)		(139,994)		-		(139,994)
Increase in a non-controlling interest	-			-		-		-		-		-		-		-		31,937		31,937
Consolidated comprehensive income	-	-		-		-		-		1,024,694		306		1,025,000		1,025,000		2,266		1,027,266

Balance as of December 31, 2014	395,379,850	1,491,023		29,786		1,520,809		241,543		4,312,686		(9,625)		4,544,604		6,065,413		51,190		6,116,603

Decrease in common stock (Ps. 3.00 per share)	-	(1,200,000)		-		(1,200,000)		-		-		-		-		(1,200,000)		-		(1,200,000)
Repurchase of shares, net	(3,223,473)	11,375		-		11,375		(240,502)		-		-		(240,502)		(229,127)		-		(229,127)
Increase in non-controlling interest	-	-		-		-		-		-		-		-				27,314		27,314
Consolidated comprehensive income	-	-		-		-		-		1,233,772		(900)		1,232,872		1,232,872		2,865		1,235,737

Balance as of December 31, 2015	392,156,377	Ps.	302,398	Ps.	29,786	Ps.	332,184	Ps.	1,041	Ps.	5,546,458	Ps.	(10,525)	Ps.	5,536,974	Ps.	5,869,158	Ps.	81,369	Ps.	5,950,527

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V., and Subsidiaries

(Subsidiary of Aeroinvest, S.A. de C.V.)

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

	Thousands of U.S. dollars (Convenience Translation note 3 d)		Year ended December 31
	2015		2015		2014		2013
Cash flows from operating activities:
Income before income taxes	U.S.$	100,852	Ps.	1,748,747	Ps.	1,259,305	Ps.	1,066,488
Adjustments for:
Depreciation and amortization	13,772		238,809		223,982		201,226
Major maintenance provision	10,052		174,293		179,932		263,167
(Decrease) increase in allowance for doubtful accounts	(64)		(1,103)		1,296		(3,727)
(Gain) loss on sales of property and equipment	(8)		(140)		1,651		(30,967)
Items related with financing activities:
Interest income	(4,656)		(80,740)		(77,147)		(72,650)
Interest expense	19,306		334,764		264,368		209,359
Unrealized exchange rate fluctuation	2,314		40,122		28,015		3,340
	141,567		2,454,752		1,881,402		1,636,236
Trade accounts receivable	(4,025)		(69,792)		(16,417)		(13,234)
Recoverable tax	3,477		60,296		158,572		(108,452)
Other accounts receivable and prepaid expenses	(1,009)		(17,502)		6,238		(46,759)
Trade accounts payable	873		15,143		17,728		42,014
Payable taxes and other accrued expenses	(2,378)		(41,231)		(89,826)		(133,557)
Income taxes paid	(17,775)		(308,223)		(161,758)		(275,701)
Related parties, net	(223)		(3,867)		(35,329)		113,962
Major maintenance provision	(9,899)		(171,647)		(219,680)		(228,849)
Guarantee deposits and labor obligations	8,731		151,402		69,842		19,586
Net cash flows from operating activities	119,340		2,069,331		1,610,772		1,005,246
Cash flows from investment activities:
Acquisition of property improvements	(7,732)		(134,071)		(172,285)		(79,641)
Loans granted to related parties	-		-		(100,000)		-
Proceeds from related party	-		-		100,000		-
Other non-current assets	(2,982)		(51,701)		(20,803)		(669)
Proceeds from sale of property and equipment	16		274		441		64,203
Insurance recovery on damaged equipment income	-		-		33,887		19,628
Acquisition of improvements in concessioned assets	(18,524)		(321,206)		(290,231)		(347,051)
Other investments held to maturity	(3,486)		(60,445)		-		-
Interest received	4,263		73,914		77,147		72,650
Net cash flows used by investing activities	(28,445)		(493,235)		(371,844)		(270,880)
Cash flow from financing activities:
Cash received from debt financing and debt securities	-		-		3,938,325		2,497,524
Payment of long-term debt	(3,043)		(52,765)		(2,349,961)		(1,485,538)
Interest paid	(18,712)		(324,471)		(242,006)		(149,949)
Capital reduction	(68,330)		(1,184,834)		(1,188,581)		(1,196,912)
Repurchase of shares	(14,089)		(244,293)		(154,499)		(24,608)
Increase in non-controlling interest	1,575		27,314		31,937		6,690
Net cash (used by) generated by financing activities	(102,599)		(1,779,049)		35,215		(352,793)
Net (decrease) increase in cash and cash equivalents	(11,704)		(202,953)		1,274,143		381,573
Cash and cash equivalents at the beginning of the year	161,948		2,808,149		1,534,006		1,152,433
Cash and cash equivalents at the end of the year	U.S.$	150,244	Ps.	2,605,196	Ps.	2,808,149	Ps.	1,534,006

Non cash financing and investing activities which are not reflected in the consolidated statements of cash flows:

Acquisition of property, leasehold improvements and equipment	U.S.$	232	Ps.	4,032	Ps.	12,452	Ps.	22,350
Acquisition of improvements in concessioned assets	2,577		44,693		51,308		30,112
Capital reimbursement	-		-		-		3,088

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V., and Subsidiaries

(Subsidiary of Aeroinvest, S.A. de C.V.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Mexican pesos, except otherwise indicated)

1.                                      Nature of business operations

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. (“GACN” or collectively with its subsidiaries, the “Company”), is a direct subsidiary of Aeroinvest, S.A. de C.V. (“Aeroinvest”), an indirect subsidiary of Empresas ICA, S. A. B. de C.V. (“Empresas ICA”), the ultimate parent company. On January 5, 2016, Aeroinvest merged into Controladora de Operaciones de Infraestructura (“CONOISA”), a subsidiary of Empresas ICA, with CONOISA as the surviving entity. The merger was registered with the Mexican Public Registry of Commerce on March 18, 2016 and became effective 45 days after the registration. GACN is a holding company, whose subsidiaries are engaged in the administration, operation, and use of 13 airports under a concession granted by the Mexican Government through the Ministry of Communications and Transportation. The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón, and Zacatecas. The Company also generates revenue from hotel services provided by Consorcio Grupo Hotelero T2, S.A. de C.V. (the Terminal 2 NH Hotel) and Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V. (the Hilton Garden Inn Hotel), located at Terminal 2 of the Mexico City International Airport and at the Monterrey airport, respectively.

The address of the Company’s corporate office is Lázaro Cárdenas #2225 5th Floor, Valle Oriente, San Pedro Garza García, Nuevo León, Zip Code 66269.

2.                                      Significant events

a.                                      2016-2020 Master Development Programs – On December 30, 2015, the 2016-2020 master development programs for the 13 airports of the group were authorized by the Ministry of Communications and Transportation, through the Mexican Bureau of Civil Aviation (Dirección General de Aviación Civil). The master development programs include major maintenance, minor expenses and capital investment for the expansion, improvement, modernization and maintenance of airport infrastructure and equipment according to national and international efficiency, operational and safety standards, considering the growth of estimated passenger traffic. The amount of the committed investment was Ps. 4,445,658 as of December 31, 2014 and Ps. 4,640,162 as of December 2015 (note 10).

b.                                      On September 15, 2015, GACN, upon request from its shareholder and strategic partner Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), converted 9,034,000 Series BB shares to Series B. As a result, SETA possesses 49,766,000 series BB shares and 17,034,000 series B shares, without changing the ownership percentage of 16.7% in GACN’s capital stock (note 29 c).

c.                                       On August 27, 2015, the Hilton Garden Inn Hotel started operations with 134 rooms in Monterrey’s airport between Terminals A and B. This project was carried out through a strategic alliance between the Company and Grupo Hotelero Santa Fe, S.A.B. de C.V., with ownership interests in the subsidiary Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V., of 85% and 15%, respectively. The net investment for the construction of this hotel was Ps. 139,223.

d.                                      In 2015, Aeroinvest disposed of 3.0% of their interest in GACN, which is equivalent to 12.1 million series B shares, to close the year with a total of 83.1 million series B shares, which are equivalent to 20.8% of GACN’s capital stock. (note 29a).

e.                                       On May 13, 2015, the Company signed an amendment to its Technical Assistance Agreement with its strategic partner, SETA. The amendment, which is valid for five years, decreases the consideration for the technical assistance by 20% (from 5% to the greater of U.S.$ 3,478,000  (updated annually according to the U.S. consumer price index) and 4% of the Company’s EBITDA (as defined in the Technical Assistance Agreement)) during first three years and by an additional

25% (from 4% to 3% of EBITDA) during the last two years. The terms of the amendment entered into force on June 14, 2015 (note 25 b). For purposes of this calculation, EBITDA is calculated prior to deducting the technical assistance fee and depreciation and amortization.

3.                                      Basis of presentation and consolidation

a.                                      Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), including amendments and interpretations, as issued by the International Accounting Standards Board (IASB).

b.                                      Consolidated statement of financial position

According to the requirements of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), GACN must present as part of its basic consolidated financial statements, a third statement of financial position.

c.                                       Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis; notwithstanding, fair value is disclosed in certain cases.

i)                                         Historical cost

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

ii)                                      Fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope IAS 17, (Leases), and valuations that have some similarities to fair value but are not fair value, such as the value in use in IAS 36 (Impairment of Assets).

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•                  Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date;

•                  Level 2: inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•                  Level 3: inputs are unobservable inputs for the asset or liability.

d.                                      Convenience translation

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2015 and for the year then ended have been translated into U.S. dollar amounts at the exchange rate of Ps. 17.3398 pesos per U.S. dollar, as published by Banco de México, S.A. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

e.                                       Reporting currency

The Mexican peso, legal currency of the United Mexican States is the currency in which the consolidated financial statements are presented. Transactions in currencies other than the peso are recorded in accordance with established policies described in note 4 b.

f.                                        Consolidated statements of income and other comprehensive income

The Company chose to present the consolidated statement of income and other comprehensive income in a single statement, as well as presenting operating income in such statement in accordance with practices in the industry. Costs and expenses were classified according to their nature.

g.                                       Principles of consolidation

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

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2015 were the same as those applied in the consolidated financial statements for 2014 and 2013, except for the standards and interpretations described in paragraph a. i) included below, which were applicable to the Company and were effective during 2015.

a.                                      Application of new and revised IFRS

i)                                         The Company adopted the following IFRS and interpretations of the consolidated financial statements that entered into force as of the fiscal years that started in or after January 1, 2015:

•                  Amendments to IAS 19 (Defined Benefit Plans: Employee Contributions)

•                  Annual Improvements to the IFRS, 2010-2012 Cycle

•                  Annual Improvements to the IFRS, 2011-2013 Cycle

Since the Company does not manage employees or third parties’ contributions to defined benefit plans, the application of the amendments to IAS 19 (Defined Benefit Plans: Employee Benefits), has not had any impact on the disclosures or in the recognized amounts in the consolidated financial statements. The consolidated financial statements of the Company were not impacted by the application of the 2010-2012 or 2011-2013 cycles of the IFRS Annual Improvements.

ii)                                      The Company has not applied the following new and revised IFRS, which were issued but have not yet become effective:

•                  IFRS 9 (Financial Instruments)(3)

•                  IFRS 15 (Revenue from Contracts with Clients)(3)

•                  IFRS 16 (Leases)(4)

•                  Amendments to IAS 1 (Disclosure Initiative)(1)

•                  Amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Clarification of Acceptable Methods of Depreciation and Amortization)(1)

•                  Annual improvements to IFRS 2012-2014 Cycle(1)

•                  Amendments to IAS 12 (Income Taxes)(2)

•                  Amendments to IAS 7 (Cash flow statement) Disclosure Initiative(2)

(1) Effective for annual periods beginning on January 1, 2016, with earlier application permitted.

(2) Effective for annual periods beginning on January 1, 2017, with earlier application permitted.

(3) Effective for annual periods beginning on January 1, 2018, with earlier application permitted.

(4) Effective for annual periods beginning on January 1, 2019, with earlier application permitted.

IFRS 9 Financial Instruments

IFRS 9 (Financial Instruments) issued in July 2014, substitutes IAS 39 (Financial Instruments: Recognition and Measurement). This standard sets forth requirements for the recognition and measurement, impairment, decrease, and general accounting of hedge coverage. This version replaces all previous versions and is effective for periods beginning on or after January 1, 2018, with early application permitted. IFRS 9 (2014) does not replace the requirements set out in the fair value coverage accounting portfolio for interest rate risks because this part of the project was separated from the IFRS 9 project.

IFRS 9 (2014) is a full standard that includes the previous requirements issued and the following additional changes: the introduction of a new deterioration model of the expected loss and limited changes to the requirements for the classification and measurement of financial assets. Specifically, the new deterioration model is based on the expected credit losses in lieu of incurred losses, and shall be applied to the debt instruments valued to its short-term amortization or to fair value through other comprehensive results, leases receivables, current contracts, certain written loan commitments, and financial guarantee contracts. As for the new fair value measurement classification through other comprehensive results, it will be applicable to debt instruments that are within a business model whose objectives are achieved through the collection of contractual cash flows and the sale of financial assets.

The Company is in the process of assessing the potential impact that the adoption of this standard could have in its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

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

The Company is in the process of assessing the potential impact that the adoption of this standard could have in its consolidated financial statements.

IFRS 16 Leases

IFRS 16 (Leases) was issued in January 2016 and supersedes IAS 17 (Leases) and related interpretations. This new standard requires that most leases be presented in the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases remains in effect. IFRS 16 is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied.

Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciates accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period.

In addition, the financial liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if the rate can be readily determined. If the rate cannot be readily determined, the lessee shall use their incremental borrowing rate.

However, a lessee may elect to account for lease payments as an expense on a straight-line basis over the lease term for leases with a lease term of 12 months or less and containing no purchase options (this election is made by class of underlying asset); and leases where the underlying asset has a low value when new, such as personal computers or small items of office furniture (this election can be made on a lease-by-lease basis).

IFRS 16 establishes different transitional provisions, including retrospective application or the modified retrospective application where the comparative period is not restated.

The Company is in the process of assessing the potential impact that the adoption of this standard could have in its consolidated financial statements.

Modifications to IAS 1 (Presentation of Financial Information) Disclosure Initiative

The modifications to IAS 1 (Presentation of Financial Information) give some guidance on how to apply the concept of materiality in practice. The modifications to IAS 1 are effective for annual periods beginning on or after January 1, 2016. The management of the Company does not anticipate that the application of these modifications to IAS 1 will have material impact on the Company’s consolidated financial statements.

Amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Clarification of Acceptable Methods of Depreciation and Amortization)

The amendments to IAS 16 (Property, Plant and Equipment) prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 (Clarification of Acceptable Methods of Depreciation and Amortization) introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in the following two limited circumstances:

•                  when the intangible assets is expressed as a measure of revenue; or

•                  when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

Currently, the Company uses the straight-line method for depreciation and amortization for its property and equipment, and intangible assets respectively. The Company’s management believes that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, does not anticipate that the application of these amendments to IAS 16 and IAS 38 will have a material impact on the Company’s consolidated financial statements.

Annual improvements to IFRS 2012-2014 Cycle

The annual improvements to IFRS 2012-2014 Cycle include a number of IFRS, which are summarized below:

The amendment to IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations) introduces specific guidance in IFRS 5 on when the Company shall reclassify an asset (or disposal group) from held for sale, to held for distribution to owners (or vice versa). The amendments clarify that such a change should be considered as a continuation of the original plan of disposal and hence requirements set out in IFRS 5 regarding the change of sale plan do not apply. The amendments also clarify the guidance for when held-for-distribution accounting is discontinued.

The amendments to IFRS 7 (Financial Instruments: Disclosures) provide additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of the disclosures required in relation to transferred assets.

The amendments to IAS 19 (Employee Benefits) clarify that the rate used to discount post-employment benefit obligations should be determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The assessment of the depth of a market for high quality corporate bonds should be at the currency level (i.e., the same currency as the benefits are to be paid). For currencies for which there is no deep market in such high quality corporate bonds, the market yields at the end of the reporting period on government bonds denominated in that currency should be used instead.

The management of the Company does not anticipate that the application of these amendments will have material effect on the Company’s consolidated financial statements.

Amendments to IAS 12 Income Taxes

The amendments to IAS 12 (Income Taxes), clarify that unrealized losses in debt instruments measured at fair value and for tax purposes measured at cost, originate a temporal difference, regardless if the instrument holder expects to recover the book value of the instrument through its sale or its use. In addition, they specify that the book value in an asset does not limit the estimation of probable future taxable profits and that when comparing the deductible temporary differences with future taxable profits, the latter exclude tax deductions that would result from the reversal of the above mentioned deductible temporary differences. These amendments are effective for annual periods starting from January 1, 2017, with retrospective application, although early adoption is permitted.

The Company is in the process of assessing the potential impact that the adoption of these amendments could have in its consolidated financial statements.

Amendments to IAS 7 (Cash Flow Statement) Disclosure Initiative

Amendments to IAS 7 (Cash Flow Statement) require separate disclosure of the following changes in liabilities that arise from financing activities:

(i)                                     changes in cash flows from financing activities;

(ii)                                  changes by acquisition or loss of control in subsidiaries or other businesses;

(iii)                               exchange rate fluctuations;

(iv)                              changes in fair values; and

(v)                                 other changes.

A way of complying with the new requirement is through a reconciliation between the opening and final balance of liabilities in the statement of financial position that arise from financing activities. Liabilities arising from financing activities are those whose cash flows are classified, or that will be classified in the future, such as financing activities cash flows in the statement of cash flow. The new disclosure requirements also apply to changes in financial assets as long as comply with the same definition.

These amendments are effective for annual periods beginning on January 1, 2017, with early adoption permitted, and entities are not require to submit comparative information when applied for the first time.

The Company is in the process of assessing the potential impact that the adoption of these amendments could have in its consolidated financial statements.

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

d.                                      Property, leasehold improvements and equipment, net

Expenditures for property and equipment acquired are carried at acquisition cost.Depreciation is recognized so as to write off the cost or deemed cost of assets (other than freehold land and properties under construction). Depreciation of property, leasehold improvements and equipment is calculated using the straight-line method over the useful life of the asset, taking into consideration the related asset’s residual value. Depreciation begins in the month in which the asset is placed in service. The useful lives of assets are as follows:

Useful
Life (years)

Improvement in leased assets	20
Machinery and equipment	10
Furniture and office equipment	10
Transportation equipment	4
Computer equipment	3.3

The depreciation of property, leasehold improvements and equipment is recorded in results.

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

Additionally, certain agreements were entered into with airlines, which established escrow deposits paid by the airlines to guarantee their obligation for payment of the amounts collected from passengers for the Airport Use Fee (Tarifa de Uso de Aeropuertos or “TUA”). If the payment obligations are not met, the Company may immediately exercise the guarantees and utilize the funds. The aforementioned escrow deposits are recorded at cost.

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

The Company considers that each airport individually cannot be considered as a “cash generating unit” to determine the extent of the loss impairment, since the tender for the concession was made by the Federal Government as a package of 13 airports. Therefore, licensees are obligated to operate them regardless of the results generated individually. Considering the above, the evaluation of a possible impairment loss is performed taking into account the net assets of the 13 airports taken as a whole, while the hotels are evaluated individually.

j.                                         Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets are classified into four categories, which in turn determine the form of recognition and valuation of financial assets and liabilities: “Financial assets at fair value through profit or loss”, “investments held-to-maturity”, “financial assets available-for-sale” and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined by the Company’s management upon initial recognition. The Company generally only has financial assets at fair value through profit or loss and loans and receivables and other investments held to maturity.

In the consolidated statement of financial position, financial assets are classified into current and noncurrent, depending on whether their maturity is less than/equal to or greater than 12 months.

Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss when the financial asset is held for trading or it is designated as fair value through profit or loss. A financial asset is classified as held for trading if:

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

Financial liabilities at fair value through profit or loss

Financial liabilities are classified at fair value through profit or loss when the financial liability is (i) for the contingent consideration that would be paid by the acquirer as part of a business combination covered by IFRS 3 (Business Combinations), (ii) held for trading or (iii) designated at fair value through profit or loss.

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

Risk management in the Company is mainly preventive and oriented to medium- and long-term, risks taking into consideration the most probable scenarios of the variables affecting each risk.

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

Major maintenance provisions

The Company is required to perform major maintenance activities to its airports as established by the concession provided by the Mexican Government, in order to preserve the infrastructure in optimal working condition. The estimated major maintenance costs are considered in the Company’s master development program, which is reviewed and updated every five years (note 2). The Company recognizes and measures the contractual obligations of major maintenance of infrastructure when accrued according to IAS 37 (Provisions, Contingent Liabilities and Contingent Assets). These contractual obligations to maintain and restore the infrastructure of airports are recognized as a provision in the consolidated statements of financial position and in the expenses of the current fiscal year, pursuant to estimates that are required to comply with the present obligation at the end of the reporting period. When the effect of the time value of money is material, the amount of the provision equals the present value of the expenditures expected to be required to settle the obligation. The carrying amount of the provision increases each period to reflect the passage of time and this increase is recognized as an expense. After initial recognition, provisions are reviewed at the end of each reporting period and adjusted to reflect current best estimates. Adjustments to provisions arise from three sources: (i) revisions to estimated cash flows (both in amount and timing); (ii) changes to present value due to the passage of time; and (iii) revisions of discount rates to reflect prevailing current market conditions.

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

At the time of a purchase, shares are converted into treasury shares and become part of the shareholders’ equity at the purchase price; one part of the capital stock to the historical value, and the remainder to the reserve to repurchase shares.

n.                                      Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Current tax is determined based on taxable profit, which differs from profit as reported in the consolidated statement of income and other comprehensive income because of items of income or expense that are taxable or deductible in periods different from when they are recognized in accounting profit. Through December 31, 2013, the Business Flat Tax (Impuesto Empresarial a la Tasa Única or “IETU”) was effective, which was calculated based on cash flows, considering revenues generated less authorized deductions.  Through December 31, 2013, income tax was the greater of the regular income tax (Impuesto Sobre la Renta or “ISR”) and IETU.  As a consequence of the 2014 Fiscal Reform, the IETU law was eliminated and as a result, all deferred IETU amounts recorded in the Company’s financial statements were eliminated as of December 31, 2013.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The Company determined recoverability of its deferred tax assets for each subsidiary based on its projections of future taxable income, which include the master development program and the maximum rates for the period 2016-2020 approved by the Ministry of Communications and Transportation.

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

o.                                      Employee benefits

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

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related services.

Benefits from retirement and termination

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

Construction services and costs of improvements to concessioned assets

Under IFRS Interpretations Committee (“IFRIC”) Interpretation 12 (IFRIC 12) (Service Concession Arrangements), the Company recognizes revenues and costs for improvements to the airport concession according to the percentage of completion method derived from the improvements made to the airports and that are included in the master development program. Construction service revenues related to the airport concession are determined based on the exchange between the Company and the government, as the Company constructs or improves the airports based on the master development program, and the government grants the Company the right to obtain revenues from the airport services rendered in return for those construction services. The cost for construction services is determined according to the cost the Company would incur in the construction or improvements based on the investments included in the master development program, for which, through a tender offer, the Company contracts third parties to perform. The revenue amount and cost are equivalent, because the Company does not obtain any profit margin for the construction, and the costs incurred are paid at market prices.

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

b.                                      Key sources of estimation uncertainty

Basic assumptions concerning the future and other key sources of uncertainty in the estimates made at the end of the reporting period, that have a significant risk of causing significant adjustments to the carrying amounts of assets and liabilities within the following financial year are as follows:

•                        To determine the estimation of doubtful accounts, the Company determines, among others, customer credit risk arising from its financial position and considerable delays in collections according to the terms agreed upon with customers (see note 7).

•                         The Company’s long-lived assets correspond to concessions granted by the Mexican Government and properties, leasehold improvements and equipment. The Company reviews the carrying amounts of its long-lived assets to determine whether there are indications of impairment. In the Company’s analysis of impairment indicators, the Company identified indicators of a potential impairment in the Terminal 2 NH Hotel investment. After the analysis, the Company determined that the Terminal 2 NH Hotel was not impaired and therefore did not record any impairment loss during the period (see note 9). The value in use calculation requires the Company to determine the future cash flows deemed to arise from the cash generating unit (“CGU”) and an appropriate discount rate to calculate the present value.  The net book value of the investment in the Terminal 2 NH Hotel as of December 31, 2015 was Ps. 260,900; this does not reflect any impairment loss (note 9).

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

•                        Determining the recoverability of deferred tax assets and asset tax (Impuesto al Activo, or “IMPAC”) recoverable.

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

Although these estimates were made based on the best information available as of December 31, 2015, 2014 and 2013 it is possible that events may take place in the future that will require the Company to modify (increase or decrease) the amounts in the coming years, which in such case would be applicable on a prospective basis by recognizing the effects of changes in estimates in the corresponding consolidated financial statements.

6.                                      Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	December 31,
	2015		2014		2013

Cash	Ps.	86,388	Ps.	149,431	Ps.	88,606
Cash equivalents:
Bank notes	1,574,653		1,470,812		1,043,953
Commercial paper	349,297		704,648		315,695
Money market investment funds	594,858		483,258		85,752

	Ps.	2,605,196	Ps.	2,808,149	Ps.	1,534,006

7.                                      Accounts receivable

a.                                      The balance of accounts receivable is as follows:

	December 31,
	2015		2014		2013
Receivables	Ps.	458,518	Ps.	504,469	Ps.	489,921
Allowance for doubtful accounts (note 7 b.)	(67,733)		(184,579)		(185,152)

	Ps.	390,785	Ps.	319,890	Ps.	304,769

Accounts receivable represent principally the passenger charges (TUA) paid by each passenger (other than diplomats, infants, and transit passengers) using the airports operated by the Company. These are collected by airlines and subsequently paid to the Company. As of December 31, 2015, 2014 and 2013, amounts receivable for passenger charges amounted to Ps.309,711, Ps.314,521 and Ps.356,093, respectively.

The Company’s management considers that the carrying amount of accounts receivable reflects its fair value. No interest income is generated by any short-term account receivable. As of December 31, 2015, 2014 and 2013, the balance of the allowance for doubtful accounts was Ps.67,733, Ps.184,579 and Ps.185,152, respectively, determined based on the default history and current financial situation.

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

	December 31,
	2015	2014	2013
Accounts receivable:	%	%	%
Aeroenlaces Nacionales, S. A. de C. V.	16.99	15.02	9.94
ABC Aerolíneas, S. A. de C. V.	5.90	9.97	1.51
Aerolitoral, S. A. de C. V.	21.04	7.80	16.44
Compañía Mexicana de Aviación, S. A. de C. V., Aerovías Caribe, S. A. de C. V. y Mexicana Inter, S. A. de C. V.(1)	2.97	28.86	29.80
Aerovías de México, S. A. de C.V.	8.20	3.01	9.74

(1)              As of December 31, 2015, 2014 and 2013, the balances owed from this client was fully reserved, in amounts of Ps.13,611 in 2015 and Ps.145,880 in 2014 and 2013.

	Year ended December 31,
	2015	2014	2013
Revenues by client:	%	%	%
Aerolitoral, S. A. de C. V.	15.59	14.62	15.05
Aeroenlaces Nacionales, S. A. de C. V.	12.54	14.47	13.40
ABC Aerolíneas, S. A. de C. V.	13.45	13.50	12.31
Concesionaria Vuela Compañía de Aviación, S. A. P. I. de C. V.	9.35	8.48	6.47
Aerovías de México, S. A. de C. V.	5.98	6.17	9.66

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

Accounts receivable to customers include amounts that are past due at the end of the reporting period (see analysis below for aging), but for which the Company has not recognized any allowance for doubtful accounts since there has been no significant change in credit quality and the amounts are still considered recoverable. The cancellation of doubtful accounts is executed once the Company has exhausted all means for collection of the account. Generally, the cancellation is recognized when a judge determines the unlikelihood of payment.

b.                                      The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2015		2014		2013

Beginning balance	Ps.	184,579	Ps.	185,152	Ps.	190,004
Increase (decrease)	(1,103)		1,296		(3,727)
Write-off	(115,743)		(1,869)		(1,125)

Ending balance	Ps.	67,733	Ps.	184,579	Ps.	185,152

As of December 31, 2014 and 2013, the estimation for doubtful collecting accounts included Ps.126 million from Grupo Mexicana, which was declared bankrupt; as a result, GACN took the decision to write off the balance of Ps.114 million during 2015, which had originated from passenger charges (TUA).

c.                                       Aging of trade accounts receivable past due but not reserved

	December 31,
Due:	2015		2014		2013

1-120 days	Ps.	39,969	Ps.	30,488	Ps.	34,844
121- 360 days	14,301		15,991		14,572

Total	Ps.	54,270	Ps.	46,479	Ps.	49,416

8.                                      Other accounts receivable and prepaid expenses

Other accounts receivable and prepaid expenses are comprised as follows:

	December 31,
	2015		2014		2013

Repayments for constructions and prepaid expenses	Ps.	54,636	Ps.	83,675	Ps.	51,151
Insurance recovery	-		-		31,932
Guarantee deposits	6,512		6,456		6,472
Others	5,559		8,262		5,208

	Ps.	66,707	Ps.	98,393	Ps.	94,763

9.                                      Property, leasehold improvements and equipment

Property, leasehold improvements and equipment are as follows:

	December 31,
Net carrying value:	2015		2014		2013

Land (note 10)	Ps.	1,715,636	Ps.	1,715,636	Ps.	1,715,636
Leasehold improvements	424,511		255,239		261,469
Machinery and equipment	146,626		149,717		82,208
Furniture and office equipment	61,200		62,563		63,310
Transportation equipment	8,548		12,489		14,331
Computer equipment	14,454		9,999		10,067
Construction in progress for leasehold improvements	-		78,671		18,745

	Ps.	2,370,975	Ps.	2,284,314	Ps.	2,165,766

Cost	Land		Leasehold improvements		Machinery and equipment		Furniture and office equipment		Transportation equipment		Computer equipment		Construction in progress of leasehold improvements		Total

Balance as of January 1, 2013	Ps.	1,747,416	Ps.	324,414	Ps.	46,627	Ps.	119,017	Ps.	20,542	Ps.	42,694	Ps.	-	Ps.	2,300,710
Acquisitions	-		3,551		44,879		15,113		4,455		5,040		18,745		91,783
Disposals	(31,780)		-		-		-		(732)		(326)		-		(32,838)
Other	-		-		(569)		(8,365)		-		(2,291)		-		(11,225)

Balance as of December 31, 2013	1,715,636		327,965		90,937		125,765		24,265		45,117		18,745		2,348,430
Acquisitions	-		-		37,557		11,785		4,186		5,765		70,354		129,647
Disposals	-		-		-		-		(408)		(40)		-		(448)
Transfers	-		10,428		51,203		-		-		-		(10,428)		51,203
Other	-		-		-		(3,793)		-		(361)		-		(4,154)

Balance as of December 31, 2014	1,715,636		338,393		179,697		133,757		28,043		50,481		78,671		2,524,678

Acquisitions	-		-		14,941		11,407		2,102		10,878		109,329		148,657
Disposals	-		-		-		-		(1,024)		-		-		(1,024)
Transfers	-		188,000		-		-		-		-		(188,000)		-
Other	-		-		-		(181)		-		(1,172)		-		(1,353)

Balance as of December 31, 2015	Ps.	1,715,636	Ps.	526,393	Ps.	194,638	Ps.	144,983	Ps.	29,121	Ps.	60,187	Ps.	-	Ps.	2,670,958

Accumulated depreciation	Leasehold improvements		Machinery and equipment		Furniture and office equipment		Transportation equipment		Computer equipment		Construction in progress of leasehold improvements		Total

Balance as of January 1, 2013	Ps.	(50,216)	Ps.	(3,817)	Ps.	(59,433)	Ps.	(5,451)	Ps.	(31,466)	Ps.	-	Ps.	(150,383)
Disposals	-		-		-		500		293		-		793
Depreciation expense	(16,280)		(4,912)		(10,768)		(4,983)		(6,165)		-		(43,108)
Other	-		-		7,746		-		2,288		-		10,034

Balance as of December 31, 2013	(66,496)		(8,729)		(62,455)		(9,934)		(35,050)		-		(182,664)
Disposals	-		-		-		359		39		-		398
Depreciation expenses	(16,658)		(21,171)		(12,102)		(5,715)		(5,825)		-		(61,471)
Other	-		(80)		3,363		(264)		354		-		3,373

Balance as of December 31, 2014	(83,154)		(29,980)		(71,194)		(15,554)		(40,482)		-		(240,364)

Depreciation	(18,728)		(18,032)		(12,768)		(5,909)		(6,428)		-		(61,865)
Other	-		-		179				1,177		-		1,356
Disposals	-		-		-		890		-		-		890

Balance as of December 31, 2015	Ps.	(101,882)	Ps.	(48,012)	Ps.	(83,783)	Ps.	(20,573)	Ps.	(45,733)	Ps.	-	Ps.	(299,983)

Operation of the Terminal 2 NH Hotel:  The recoverable amount of the CGU is determined by calculating its value in use, which requires cash flow projections based on financial budgets approved by the Company’s management for the remainder of the lease period, within which, for a period of six years, occupancy levels are projected as 81%, according to current trends in occupancy levels. Then for the years 2021 and 2022, the consideration of a potential stoppage in operation of the Mexico City airport results in an estimated decrease in occupancy levels to 52%. For the remaining periods, the Company’s management extrapolated cash flows using a rate comparable to that of its competitors in the market with similar levels of infrastructure and expertise, which was 72%. Management estimates that a reduction in the occupancy rate from 81% to 72%  growth levels in revenues based on expected inflation in Mexico and the use of a discount rate before taxes of 18.98% would not significantly affect the value in use, such that it would continue to exceed the carrying amount of the CGU as of December 31, 2015. Management believes that any reasonably possible change in the key assumptions in which recoverable amount is based would not cause the carrying value of the investment in Terminal 2 NH Hotel to exceed its recoverable amount.

10.                               Investments in airport concessions

The Company has concessions to operate, maintain and develop 13 airports in Mexico, which are concentrated in central and northern regions of the country. Each concession is for 50 years from November 1, 1998. The term of each of the Company’s concessions may be extended by the Ministry of Communications and Transportation under certain circumstances for a period not exceeding 50 years. As operators of 13 airports the Company earns revenue from airlines, passengers, and other users for using the airport facilities. The Company also earns revenues for commercial activities carried out at the airports, such as leasing of space to restaurants and other shops.

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

The terms and conditions have been fulfilled in all important aspects during the years ended December 31, 2015, 2014 and 2013.

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

As of December 31, 2015, 2014 and 2013, the carrying value of the right to use airport facilities, airport concessions and improvement to concessioned assets classified as intangible assets are as follows:

	December 31,
	2015		2014		2013
Projects completed and in operation:
Airport concessions	Ps.	605,643	Ps.	605,643	Ps.	605,643
Rights to use airport facilities	3,356,762		3,356,762		3,356,762
Improvements in concessioned assets	4,187,944		3,844,823		3,595,709
Accumulated amortization	(1,801,744)		(1,626,951)		(1,466,068)
	Ps.	6,348,605	Ps.	6,180,277	Ps.	6,092,046

The changes in investment in concessions are as follows:

	December 31,
	2015		2014		2013
Investment in airport concessions
Beginning balance	Ps.	7,807,228	Ps.	7,558,114	Ps.	7,254,387
Increase	347,988		307,327		352,688
Disposals	(4,867)		(58,213)		(48,961)
Ending balance	8,150,349		7,807,228		7,558,114
Amortization of airport concessions:
Beginning balance	(1,626,951)		(1,466,068)		(1,311,398)
Increase	(175,106)		(160,955)		(157,225)
Disposals	313		72		2,555
Ending balance	(1,801,744)		(1,626,951)		(1,466,068)
Net investment in airport concessions	Ps.	6,348,605	Ps.	6,180,277	Ps.	6,092,046

Master Development Plan – The Company is obligated to carry out maintenance, improvements to concessioned assets and acquire fixed assets according to the master development program. As mentioned in note 2, the master development program for 2016-2020 is Ps. 4,445,658 based on December 31, 2014 values and Ps. 4,640,162 based on December 31, 2015 values, updated using the National Producer Price Index (NPPI) excluding oil, according with the concession contract, which is anticipated to be as follows:

Year	Amount
2016	Ps.	1,352,412
2017	1,297,204
2018	986,513
2019	606,428
2020	397,605
	Ps.	4,640,162

From the 2011-2015 master development program with an amount of Ps. 3,418,480 updated to December 31, 2015, the amount to be used is Ps. 20,612; corresponding to construction at the Acapulco and San Luis Potosí airports for Ps. 11,943 and Ps. 8,669, respectively. These amounts are a product of savings made from the investments in such airports. The proposal made by the Company to use such savings in other investments was, as of December 31, 2015, in the process of authorization by the Mexican Bureau of Civil Aviation. The cost of airport improvements recognized by the Mexican Bureau of Civil Aviation that form part of the Company’s investment in the concession are “recovered” by the Company in the form of adjustments to the maximum rates that the Company may charge for aeronautical services, which are regulated by the Mexican Bureau of Civil Aviation.

In 2009, the Company paid Ps. 1,159,613 to acquire land strategically located adjacent to the Monterrey airport to allow for the airport’s future growth, including the construction of a second runway, which the Company intends to complete in the future. The acquired land is classified in the Company’s financial statements for the year ended December 31, 2015, 2014 and 2013 as land owned by the Company at its acquisition value, presented as a fixed asset. The Company is negotiating the recognition of the cost of the investment made in this land with the Mexican Bureau of Civil Aviation, to enable the latter to recognize the land acquired within the framework of the future investments in the concession of the Monterrey airport as part of the master development program required for such airport, not as a fixed asset owned by the Company.

On December 4, 2012, the Monterrey airport received authorization from the Mexican Bureau of Civil Aviation to include Ps. 386,538 (amount expressed in nominal pesos of 2009) in investments as part of master development program for 2011-2015. An additional amount of Ps. 77,306 was authorized by the Mexican Bureau of Civil Aviation through an extraordinary review of the maximum rate in the year 2011. The Company is still negotiating with the Mexican Bureau of Civil Aviation the recognition as an investment in concession of the remainder of the cost of the land acquired for the amount of Ps. 695,769. All the amounts included in this disclosure are expressed in pesos of December 31, 2009. The current amounts, when recognized by the Mexican Bureau of Civil Aviation as part of the investment in concession, will be adjusted based on the NCPI.

The Company’s airports exclusively own the lands acquired, which are classified in the consolidated statements of financial position under the headings of property, leasehold improvement and equipment. The land will remain classified under these headings until the negotiations with the Mexican Bureau of Civil Aviation have concluded. If the Mexican Bureau of Civil Aviation recognizes the land as part of the concession investment, it is estimated that the property will be transferred to the Mexican Government. At the time of such recognition, the Company shall derecognize the asset and recognize an inclusion of the same amount under investment in airport concessions (improvements in concessioned assets), which will be subject to amortization for the remaining period of the concession.

11.                               Composition of GACN

a.                                      The following tables set forth information about the composition of GACN at the end of the reporting period:

Principal activity	Place of incorporation and operation	Number of subsidiaries	Number of subsidiaries
		December 31, 2015	December 31, 2014 and 2013

Airports	Mexico	13	13
Hotels	Mexico	2	2
Services	Mexico	9	8
		24	23

b.                                      The consolidated subsidiaries are as follows:

Name of subsidiary	Ownership Percentage December 31 2015, 2014 and 2013
Airport services
Aeropuerto de Monterrey, S. A. de C. V.	100%
Aeropuerto de Acapulco, S. A. de C. V.	100%
Aeropuerto de Mazatlán, S. A. de C. V.	100%
Aeropuerto de Zihuatanejo, S. A. de C. V.	100%
Aeropuerto de Culiacán, S. A. de C. V.	100%
Aeropuerto de Ciudad Juárez, S. A. de C. V.	100%
Aeropuerto de Chihuahua, S. A. de C. V.	100%
Aeropuerto de Torreón, S. A. de C. V.	100%
Aeropuerto de Durango, S. A. de C. V.	100%
Aeropuerto de Tampico, S. A. de C. V.	100%
Aeropuerto de Reynosa, S. A. de C. V.	100%
Aeropuerto de Zacatecas, S. A. de C. V.	100%
Aeropuerto de San Luis Potosí, S. A. de C. V.	100%
Hotels and Services
Operadora de Aeropuertos del Centro Norte, S. A. de C. V.	100%
Servicios Aeroportuarios del Centro Norte, S. A. de C. V.	100%
Servicios Aero Especializados del Centro Norte, S. A. de C. V.	100%
OMA Logística, S. A. de C. V.(1)	100%
Holding Consorcio Grupo Hotelero T2, S. A. de C. V.(2)	100%

(1)     Includes subsidiaries with interest in; OMA VYNMSA Aero Industrial Park, S.A. de C.V. whereby the Company owns 51% of the shares and in June 2013, constituted with 51%, Consorcio Hotelero Aeropuerto de Monterrey, S.A.P.I de C.V. whereby the Company owns 85% of the shares with 85% and Servicios Hoteleros Aeropuerto de Monterrey, S.A. de C.V. with 85% (incorporated in January 2015).

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

As of December 31, 2015, 2014 and 2013, the Company has not made investments in shares of any structured or investment-related entity.

12.                               Trade accounts payable

Trade accounts payable consist of the following:

	December 31,
	2015		2014		2013
Suppliers	Ps.	85,873	Ps.	96,029	Ps.	88,966
Contractors	71,171		97,177		68,968
Other accounts payable	86,823		54,796		61,148
Statutory employee profit sharing	9,491		9,554		7,102
	Ps.	253,358	Ps.	257,556	Ps.	226,184

13.                               Payable taxes and other accrued expenses

Tax payable and other accrued expenses are comprised of the following:

	December 31,
	2015		2014		2013
Accrued expenses	Ps.	171,046	Ps.	146,455	Ps.	129,070
Taxes payable	158,589		81,625		53,622
Accrued interest	42,425		41,148		36,320
	Ps.	372,060	Ps.	269,228	Ps.	219,012

14.                               Short-term debt

The Company’s short-term debt as of December 31, 2013 was comprised of Ps. 99,421, which corresponds to a short-term securitization certificate program amounting to Ps. 200,000 and maturing on March 19, 2015. This program consists of revolving issuances with different terms and accruing interest for each issuance. As of December 31, 2013, the discount interest rate was 3.72%. As of December 31, 2014 and 2015, there were no outstanding payment balances for this short-term program. Such program expired on March 19, 2015 and was not renewed.

As of the date of the authorization to issue the financial statements, the Company has short-term credit lines available with financial institutions for Ps. 650,000.

15.                               Long-term debt

The long-term debt with credit institutions, debt issuances and other marketable securities as of December 31, 2015, 2014 and 2013, amounted to Ps. 4,729,388, Ps. 4,742,032 and Ps. 3,013,563, respectively, before amortization of commissions and is comprised as follows:

	December 31,
	2015		2014		2013

Debt securities issued in the Mexican market on June 16, 2014, for Ps. 3,000,000, accruing interest at a fixed rate of 6.85%, for a 7-year term maturing on June 7, 2021. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA	Ps.	3,000,000	Ps.	3,000,000	Ps.	-

Debt securities issued in the Mexican market on March 26, 2013, for Ps. 1,500,000, accruing interest at a fixed rate of 6.47%, for a 10-year term maturing on March 14, 2023. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA	1,500,000		1,500,000		1,500,000

Unsecured debt securities issued in the Mexican market on July 15, 2011 of Ps. 1,300,000, accruing interest at a variable 28-day Mexican Interbank Equilibrium (“TIIE”) rate plus 70 basis points, for a 5-year term maturing on July 8, 2016. The certificates are guaranteed by nine of the 13 airports whose sum of their EBITDA complies with a minimum guarantee of 80% of consolidated EBITDA. As of December 31, 2013 the interest rate was 4.50%. The certificates were prepaid in July 2014 with the proceeds from the issue of debt securities issued in June 2014	-		-		1,300,000

Unsecured lines of credit with Private Export Funding Corporation in 2010 and 2011 for U.S.$ 25,365,000 maturing on December 21, 2021. As December 31, 2015, 2014 and 2013, outstanding amounts were U.S.$ 10,441,000, U.S.$ 12,394,000 and U.S.$ 14,347,000, respectively. Baggage screening equipment is pledged to secure the loan(1). The loan accrues interest at a three-month London Interbank Offered (“LIBOR”) rate plus 1.25 percentage points, with quarterly payments of principal. As of December 31, 2015, 2014 and 2013, the interest rate was 1.86%, 1.49% and 1.50%, respectively	181,050		182,622		187,436

Line of credit with UPS Capital Business Credit (supported by Ex-Im Bank) for U.S.$ 3,120,000. The amount was drawn down upon in April 20, 2014, and the line of credit terminates on January 25, 2019. As of December 31, 2015 and 2014, the outstanding balance was U.S.$ 2,028,000 and U.S.$ 2,652,000, respectively. The line of credit is secured by firefighting equipment(1) and guaranteed by the airports described in note 2. The loan bears interest at three-month LIBOR plus 2.65 percentage point with quarterly principal payments. As of December 31, 2015 and 2014, the interest rate is 3.26% and 2.88%

	35,170		39,082		-

	December 31,
	2015		2014		2013

Unsecured line of credit with UPS Capital Business Credit (supported by Ex-Im Bank) of U.S.$ 2,775,000, which was contrated in 2012 and terminates on August 1, 2017. As of December 31, 2015, 2014 and 2013, the balance was U.S.$ 759,000, U.S.$ 1,380,000 and U.S.$ 2,000,000, respectively. Baggage screening equipment is pledged to secure the loan(2). The loan bears interest at a three-month LIBOR rate plus 0.95 percentage points, with quarterly payments of principal and maturing on August 1, 2017. As of December 31, 2015, 2014 and 2013, the interest rate was 1.56%, 1.18% and 1.19%, respectively	13,168		20,328		26,127

Total long-term debt	4,729,388		4,742,032		3,013,563

Less:

Financing commissions and issuance costs, net	(15,606)		(17,631)		(9,449)

	4,713,782		4,724,401		3,004,114

Current portion	(55,433)		(47,076)		(33,588)

Long-term debt	Ps.	4,658,349	Ps.	4,677,325	Ps.	2,970,526

(1)              Carrying values are Ps. 62,251, Ps. 71,081 and Ps.71,773 as of December 31, 2015, 2014 and 2013, respectively, recorded as improvements to concessioned assets (note 10). The Company is not authorized to use these as collateral or sell them.

(2)              Carrying value amounts to Ps.310,749, Ps. 319,662 and Ps.328,577 as of December 31, 2015, 2014 and 2013, respectively, and is recorded in improvements to concessioned assets (note 10). The Company is not authorized to grant such equipment as collateral in other loans or sell them to another Company.

Maturity of long-term debt as of December 31, 2015, 2014 and 2013 is described in note 21.

Outstanding long-term loans include certain restrictive clauses such as, but not limited to, limiting bank loans to subsidiaries, pledge provision, tax payment, obligations, disposal of fixed assets and other noncurrent assets, as well as the obligation to maintain certain financial ratios. For the years ended December 31, 2015, 2014 and 2013, these restrictions were met.

16.                               Major maintenance provision

The Company has the obligation to perform major maintenance activities in its airports. The provision is recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation, at the date of the accompanying consolidated financial statements at a discount rate of 6.85% as of December 31, 2015 and 2014, and 6.47% as of December 31, 2013.

This provision is recognized in accordance with IAS 37 (Provisions and contingent liabilities and assets) and IFRIC 12 (Service Concession Arrangements), a portion is recorded as short-term and the remainder as long-term depending on the period in which the maintenance is performed.

As of December 31, 2015, 2014 and 2013, the composition and changes of the Company’s major maintenance provision was as follows:

	December 31,						December 31, 2015
	2014		Additions		Applications		Short-term		Long-term

Major maintenance of concessioned assets	Ps.	592,789	Ps.	182,561(1)	Ps.	(171,647)	Ps.	220,410	Ps.	383,293

	December 31,						December 31, 2014
	2013		Additions		Applications		Short-term		Long-term

Major maintenance of concessioned assets	Ps.	628,606	Ps.	183,863 (1)	Ps.	(219,680)	Ps.	184,709	Ps.	408,080

	December 31,						December 31, 2013
	2012		Additions		Applications		Short-term		Long-term

Major maintenance of concessioned assets	Ps.	563,306	Ps.	294,149(1)	Ps.	(228,849)	Ps.	271,344	Ps.	357,262

(1)              Includes Ps. 8,268, Ps. 3,931 and Ps. 30,982 recognized as interest expense in the consolidated statement of income and other comprehensive income, for the accumulated effect of the present value estimation as of December 31, 2015, 2014 and 2013, respectively.

17.                               Labor obligations

a.                                      Defined contribution plan

The Company offers defined contribution plans for all employees who qualify. The plan assets are kept separate from the Company’s assets in funds kept in a trust under the control of trustees. If the employee leaves the plan before fully vesting, the Company will pay the employee up to 50% as of the fifth year in which he or she adhered to such plan and increase by 10% each year until reaching 100%.

The total expense recognized in the consolidated statement of income is Ps. 2,232, Ps, 1,806 and Ps. 2,452 in 2015, 2014 and 2013, respectively, and represents the contributions payable by the Company to these plans based on the specific rates in the plan. A total of Ps. 2,340, 1,271 and Ps. 901 in 2015, 2014 and 2013, respectively, has not been paid to the trust.

b.                                      Defined benefit plan

The liability for employees, which derives from the pension plan, seniority premiums and payments at the end of employment to employees upon retirement, are determined based on actuarial computations made by external actuaries, using the projected unit credit method. Seniority premiums consist of a single payment equal to 12 days’ salary for each year of service based on the employee’s most recent salary, but without exceeding twice the current minimum wage established by law. The present value of obligations from defined benefit plans is calculated using a discount rate that is determined based on the yields of long-term government bonds.

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

The most recent actuarial calculation of the defined benefit obligation were carried out as of December 31, 2015, 2014 and 2013 by actuaries certified by the National School of Actuaries (Colegio Nacional de Actuarios de México). The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	Year ended December 31,
	2015	2014	2013

Discount rate (note 5 a.)	7.25%	7.00%	7.50%
Expected rate of salary increase	4.50%	4.50%	5.5%
Average longevity at retirement age for current pensioners (years)	12	12	15
Inflation	3.50%	3.50%	4.0%

The amounts recognized in the statement of income and other comprehensive income in respect of these defined benefit plans are as follows:

	Year ended December 31
	2015		2014		2013
Service cost:
Current service cost	Ps.	7,574	Ps.	7,379	Ps.	6,575
Net interest expense	5,627		5,342		4,338
Components of defined benefit costs recognized in profit or loss	13,201		12,721		10,913
Remeasurement on the net defined benefit liability:
Actuarial gains and losses arising from changes in financial assumptions	(4,554)		(1,586)		(3,986)
Actuarial gains and losses arising from experience adjustments	5,840		1,149		6,837
Components of defined benefit costs recognized in other comprehensive income	1,286		(437)		2,851
Total	Ps.	14,487	Ps.	12,284	Ps.	13,764

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

The amount included in the consolidated statement of financial position arising from the Company’s obligation in respect of its defined benefit plans is as follows:

	December 31,
	2015		2014		2013
Present value of defined benefit obligations	Ps.	106,414	Ps.	94,313	Ps.	82,497

Movements in the present value of the defined benefit obligation in the current year are as follows:

	December 31,
	2015		2014		2013
Present value of defined benefit obligation as of January 1,	Ps.	94,313	Ps.	82,497	Ps.	70,321
Current service cost	7,574		7,379		6,575
Interest cost	5,627		5,342		4,338
Remeasurement (gains)/losses:
Transfer of employees	-		-		(105)
Actuarial gains and losses arising from changes in financial and demographic assumptions	(4,554)		(1,586)		(3,986)
Actuarial gains and losses arising from experience adjustments	5,840		1,149		6,837
Benefits paid	(2,386)		(468)		(1,483)
Present value of defined benefit obligation as of December 31,	Ps.	106,414	Ps.	94,313	Ps.	82,497

Significant actuarial assumptions for the determination of the defined obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

•                   If the discount rate increases (decreases) by 1%, the defined benefit obligation would decrease to Ps. 98,343 (increase to Ps. 116,118).

•                   If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase to Ps. 111,289 (decrease to Ps. 103,188).

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

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

The average duration period of the benefit obligation as of December 31, 2015 is 9 years (2014: 11 years).

Expected cash flows from pension plans and seniority premium benefits are as follows:

Year	Pensions plan		Seniority premium benefits		Total
2016	Ps.	23,215	Ps.	1,341	Ps.	24,556
2017	14,441		1,199		15,640
2018	5,491		1,218		6,709
2019	5,050		1,201		6,251
2020	5,415		1,242		6,657
From 2021 to 2026	37,084		6,677		43,761
Total	Ps.	90,696	Ps.	12,878	Ps.	103,574

18.                               Leases

Operating leases

Lease contracts entered into by the Company are as follows:

a.                                      As lessee

Cost and expenses of operating leases:

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

Payments recognized as cost and expense:

Year ended December 31,
2015

Costs and leasing expenses	Ps.	44,779

Operating lease commitments:

	December 31,
Duration	2015

Less than one year	Ps.	32,913
Greater than 1 year and less than 5 years	106,739
Greater than 5 years	218,719
Total	Ps.	358,371

b.                                      As lessor

Revenues from operating leases

Mainly related to leases entered into by the Company, which are based on monthly rental payments that generally increase each year based on the NCPI, and/or the greater of a guaranteed minimum monthly rent plus a percentage of monthly income of the tenant. As of December 31, 2015, the committed future rents are as follows:

	December 31,
Duration	2015

Less than 1 year	Ps.	352,644
Greater than 1 year and less than 5 years	521,026
Greater than 5 years	93,110
Total	Ps.	966,780

Minimum lease payments in the table above do not include contingent rentals, such as increases by NCPI or increases by a percentage of the monthly income of the lessee. Contingent rental income recorded for the years ended December 31, 2015, 2014, and 2013 were Ps. 116,905, Ps. 80,058 and Ps. 73,823, respectively.

Revenues from operating leases are disclosed in note 27.

19.                               Income tax

The Company was subject to ISR during the years ended December 31, 2015, 2014 and 2013 and IETU through December 31, 2013.

2014 Tax Reform

ISR – The rate was 30% for 2015, 2014 and 2013 and according to the Mexican Income Tax Law of 2014, will remain 30% for 2016 and the following years, unless the law is further amended.

In December 2013, Congress approved the Mexican Tax Reform (the “2014 Tax Reform”) which, among other things, eliminated the IETU. As a result of the elimination of the IETU, the Company derecognized any existing deferred IETU upon the enactment of the 2014 Tax Reform.

The Company began to consolidate its tax result as of fiscal year 2008, as established in the Mexican Income Tax Law in effect in that year, within the tax results of Empresas ICA.

In July 2013, Empresas ICA carried out a public offering to small investors through Aeroinvest (currently CONOISA) to sell part of its shareholding in GACN. Under the assumptions established in the Mexican Income Tax Law in effect in 2013, such transaction represented the reduction of its shareholding in GACN. Consequently, Empresas ICA had to remove GACN from its tax consolidation regime.

IETU — Beginning in 2014, the IETU was repealed. Accordingly, the Company is subject to ISR, and recognized current IETU through December 31, 2013. This tax was generated based on cash flows from income less authorized deductions and certain tax credits each year. The rate was 17.5%. Due to the elimination of the tax, the Company derecognized the Ps. 336,071 balance of deferred IETU in its results of operations and its financial position for the year ended December 31, 2013.

Through December 31, 2013, the income tax rate imposed was the greater of the income tax rate and the flat tax rate. From 2014, only deferred income tax is generated due to the repeal of the IETU.

In 2008, the Asset Tax Law was repealed, however, under certain circumstances, the IMPAC paid during the ten years prior to the year in which ISR is paid may be recovered, according to the terms of the law.

a.                                      Income tax are as follows:

	Year ended December 31,
	2015		2014		2013
Current ISR	Ps.	453,066	Ps.	298,968	Ps.	267,928
Current IETU	-		-		460
IMPAC	-		-		(67,193)
Deferred ISR	59,044		(66,623)		(336,071)
Income tax expense (benefit)	Ps.	512,110	Ps.	232,345	Ps.	(134,876)

b.                                      As of December 31, 2015, 2014 and 2013, the principal items comprising the balance of the deferred ISR asset and liability were:

	December 31,
Liabilities:	2015		2014		2013
Provisions, allowances and labor obligations	Ps.	69,288	Ps.	81,098	Ps.	79,543
Investment in airport concessions, property, leasehold improvements and equipment, net	(386,888)		(395,956)		(420,873)
Tax loss carryforwards	42,919		57,727		70,704
Recoverable tax on assets	73,633		67,193		67,193

Total liabilities	Ps.	(201,048)	Ps.	(189,938)	Ps.	(203,433)
Assets:
Provisions, allowances and labor obligations	Ps.	189,002	Ps.	203,063	Ps.	207,391
Investments in airport concessions, property, leasehold improvements and equipment, net	(360,211)		(361,906)		(372,270)
Tax loss carryforwards(1)	634,469		663,211		616,250

Total assets	Ps.	463,260	Ps.	504,368	Ps.	451,371

Net deferred ISR asset (liability)	Ps.	262,212	Ps.	314,430	Ps.	247,938

(1)             As of December 31, 2015, 2014 and 2013, the Company recognized a deferred tax asset of Ps. 677,388, Ps. 720,938 and Ps. 686,954, respectively, corresponding to the tax losses generated by its subsidiaries. During 2014, the Company decided to recognize Ps. 75,377 of deferred tax asset previously unrecognized, due to changes in the estimation of the probability of recovery of tax losses of two of its airports. The change was driven largely by increases in passenger traffic and, therefore, the increase in expected future taxable income. All subsidiaries of the Company expect to benefit from losses in future years based on projections of taxable income and various trading strategies with favorable tax consequences. For the years ended December 31, 2015 and 2013, the Company did not adjust the estimate of deferred tax assets generated by tax losses.

c.                                       The changes in deferred tax during the year are as follows:

	December 31,
	2015		2014		2013

Beginning balance of deferred tax liability	Ps.	314,430	Ps.	247,938	Ps.	(156,169)
Deferred ISR in results	(59,044)		66,623		336,071
Recoverable tax on assets	6,440		-		67,193
Income tax effects recognized in other comprehensive income	386		(131)		843
Ending balance of deferred tax asset, net	Ps.	262,212	Ps.	314,430	Ps.	247,938

d.                                      The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

	Year ended December 31,
	2015	2014	2013

Statutory rate	30.00%	30.00%	30.00%
Add (deduct) effects of permanent differences, primarily, non-deductible expenses and inflationary effects for financial and tax purposes.	(1.10%)	(4.25%)	(8.50%)
Effects of the 2014 fiscal reform, including changes in tax rates and elimination of IETU	-	-	(31.60%)
Change in estimate of recoverable IMPAC	-	-	(6.30%)
Change in unrecognized deferred income tax asset		(5.99%)	2.70%
Other	0.38%	(1.31%)	1.05%

Effective rate	29.28%	18.45%	(12.65%)

e.                                       Each airport concession has received approval from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) to carry forward their tax losses up to the earlier of the date of which such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession. The base years and amounts as of December 31, 2015 are as follows:

Year of	Tax loss
origin	carryforwards
2000	Ps.	11,739
2001	215,300
2002	459,664
2003	600,284
2004	519,925
2005	59,480
2006	63,201
2007	90,783
2008	44,959
2009	4,604
2010	-
2011	46,772
2012	59,208
2013	36,768
2014	6,020
2015	24,948
	Ps.	2,243,655

f.                                        In addition to the tax loss carryforwards of the concessionaires aforementioned, the Company has tax losses of other subsidiaries other than its concessionaires in the amount of Ps. 14,305, the duration of which is 10 years under the Income Tax Law, and the maturity date of which is between 2017 and 2024.

g.                                       In 2015, the Company amortized tax loss carryforwards in the amount of Ps. 215,425.

h.                                      During 2002 through 2007, the Company recognized a deferred tax asset for IMPAC paid in the amount of Ps. 67,193 in 2013, which may be recoverable subject to certain conditions established in the Income Tax Law. The updated amount as of December 31, 2015 was Ps. 73,633.

i.                                          The benefits of paid and unrecognized IMPAC as deferred income may be recovered subject to certain conditions. Expiration dates at December 31, 2015 are:

Maturity	Recoverable
year	IMPAC
2016	Ps.	21,488
2017	18,424

	Ps.	39,912

j.                                         The balances of shareholders’ equity tax accounts as of December 31, 2015, 2014 and 2013 were:

	December 31,
	2015		2014		2013
Contributed capital account	Ps.	3,580,472	Ps.	4,777,082	Ps.	5,763,501
Net consolidated tax profit account	1,515,123		844,321		388,140
Total	Ps.	5,095,595	Ps.	5,621,403	Ps.	6,151,641

k.                                      Dividends paid from profits generated from January 1, 2014 to individuals residing in Mexico and residents abroad may be subject to additional income taxes of up to 10%, which shall be retained by the Company.

20.                               Contingencies and commitments

Commitment

Guarantor – In 2015 and 2014, GACN issued long-term debt securities for the amount of Ps. 3,000,000 and Ps. 1,500,000 with terms of 7 and 10 years, respectively, under the 2011 program. The Company and nine of its airports are guarantors of the debt securities and must provide a minimum guarantee equal to 80% of EBITDA.

Contingencies

a.                                      Property tax.

Reynosa Airport

As of December 31, 2015, the airport has in charge the following court trials pending of resolution:

In February 2011, November 2011, August 2012 and March 2014, the municipality of Reynosa filed property tax claims against the Company for Ps. 117,654, Ps. 127,312, Ps. 1,119 and Ps. 1,361, respectively.  In response to these claims, the Company has filed administrative appeals before the Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Tamaulipas).

On July 16, 2015, the Administrative Court issued a ruling in the Company’s favor declaring the annulment of the tax claim requested in February, 2011, for the amount of Ps. 117,654.  As of April 27, 2016, the rest of the Company’s appeals were still pending.

The Company does not believe that liabilities related to any of these claims or proceedings against the Company are likely to have, individually or in the aggregate, a material adverse effect on its consolidated financial condition or results of operations.  Should a court determine that these taxes must be paid in response to any future proceedings, the Company believes that only the owners of the land would be responsible for paying these taxes directly, and the obligation to pay these taxes is not otherwise contemplated in the terms of its concessions.  The Mexican government has not acknowledged an obligation to pay such taxes, however, and changes to the Mexican Constitution and other applicable laws could render the Company liable to municipalities for property taxes in the future.

b.                                      Amparo trial related to the requirement of municipal licenses:

1.                                      Monterrey Airport

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

On February 4, 2015, the Apodaca municipality filed an appeal with the Federal Circuit Court to exercise its competence to hear and determine the appeal against the October 14, 2014 judgment of the District Court.  On March 6, 2015, the First Chamber of the Mexican Supreme Court decided to consider exercising its competence to hear the appeal.  As of April 27, 2016, neither the Federal Circuit Court nor the Mexican Supreme Court have resolved the appeals.

Moreover, in February 2014, the Apodaca municipality filed a constitutional controversy lawsuit against the federal government for its approval of the Monterrey airport’s 2011 2015 master development program as well as the authorization of the construction projects, including the hotel at Terminal B, protected under amparo.  The Mexican Supreme Court agreed to hear the constitutional controversy claim but denied the Apodaca municipality’s petition for the suspension of the challenged authorizations.  However, this challenge was decided against the Apodaca municipality denying their petition to suspend the construction projects carried out at the Monterrey airport under the master development program.

On February 18, 2015, the constitutional controversy claim was decided against the Apodaca municipality.  The judgment determined that the constitutional controversy claim was unfounded and declared the federal government’s authorizations to be valid.

2.                                      Reynosa airport

In October 2014, the municipality of Reynosa issued an inspection order and imposed a stoppage on the sales of alcoholic beverages in commercial premises located at the Reynosa airport as it had not obtained a state license for the sale of alcoholic beverages.

The airport filed a constitutional claim lawsuit against these acts to challenge the closure and the constitutionality of the municipal regulations and state law.  On June 9, 2015, the Federal District Court granted relief to the airport and instructed the authorities to annul the municipal acts for lack of capacity to regulate the airport inasmuch as the airport is an exclusively federal facility subject to the federal laws.  The municipality of Reynosa filed an appeal with the Federal Circuit Court against the judgment, which as of April 27, 2016 has not been resolved.

The Company has not recorded a provision relating to this lawsuit considering that the municipal requirements that are being challenged do not have an economic impact and that there are legal precedents in connection with similar cases that are favorable to its case.

c.                                       Conflict related with ownership of certain lands

1.                                      Reynosa airport

The Company filed a proceeding for annulment against the Mexican Bureau of Civil Aviation and the Ministry of Communications and Transportation with the Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Tamaulipas) in relation to the administrative ruling containing a constructive disapproval of the application filed by the plaintiff with the Ministry of Communications and Transportation for the return of land of 200,000 hectares (772 square miles).  The plaintiff claims that this land is situated within Reynosa airport.  The Reynosa airport has been summoned in its capacity as an interested third party.

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

Given that the federal government is the main defendant in this case, if an unfavorable verdict is issued, it will be liable for paying the resulting economic effect, as detailed in the concession title. As of April 27, 2016, the final resolution of this dispute remains pending.

In connection with the previous judgment, on November 17, 2015 the Reynosa airport was notified of a constitutional claim lawsuit filed by another plaintiff  claiming the dispossession of land of 19,603 square meters (211,004 square feet) situated within the Reynosa airport.  The lawsuit was filed against the Ministry of Communications and Transportation, and the Reynosa airport was summoned in its capacity as an interested third party.

The elements of the claim are: (i) the annulment of the administrative act that deprived the plaintiff of its ownership of the real property; (ii) the restitution of the ownership rights of which it was deprived due to an irregular administrative act; (iii) the immediate return of its ownership of the real property; and (iv) the payment of damages.  The Ministry of Communications and Transportation appeared at the trial and argued the inadmissibility of the claim, further arguing that the land was lawfully expropriated and that its legitimate owners were duly indemnified pursuant to applicable law.  As of April 27, 2016, the final resolution of this dispute remains pending.

The Company has not recorded any provision relating to these claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle these obligations.

2.                                      Ciudad Juarez airport

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$ 120.0 million.  On May 18, 2005, a Mexican court ordered the Company to return the disputed land to the plaintiffs.  However, that decision and three subsequent constitutional claims permitted the ruling to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation, as the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juárez airport.  On August 28, 2009, the federal government filed its answer to the claim, in which it requested that the trial be removed to federal court.  In May 2010, the Court of Appeals granted the federal government’s request, giving the Federal Courts jurisdiction to hear the lawsuit.  The plaintiffs filed a constitutional claim against this ruling before the Federal District Court in Chihuahua and on November 29, 2010, the District Court in Chihuahua confirmed the Court of Appeals ruling.  Against this ruling, the plaintiffs filed an appeal (recurso de revisión) before the Federal District Circuit Court and on July 7, 2011, the Federal District Circuit Court ruled that the plaintiffs’ constitutional claim should be heard by a District Court in Ciudad Juárez.  In October 2011, the District Court in Ciudad Juárez denied the plaintiffs’ constitutional claim, against which, in November 2011, the plaintiffs filed a new appeal (recurso de revisión) before the Federal District Circuit Court.  On January 7, 2012, the Federal District Circuit Court confirmed that the District Court in Ciudad Juárez had jurisdiction to hear the claim.  On April 30, 2012, the Federal District Court in Ciudad Juárez ruled that it did not have jurisdiction to hear the claim, and the determination of jurisdiction was sent to the Mexican Supreme Court.  However, after the Federal District Court denied jurisdiction, a conflict arose that has been resolved by the Circuit Court.  The Federal District Circuit Court ruled on January 13, 2013 that a state or local court must hear the lawsuit rather than a federal court.  The lawsuit is still underway at this time.  As of April 27, 2016, the final resolution of this dispute remains pending.

In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to the Company, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for its use, which the Company believes the terms of its concessions would require, its concession to operate the Ciudad Juárez airport would terminate.  In 2015, the Ciudad Juárez airport represented 4.1% of the Company’s consolidated total revenues.  Although the Company believes and have been advised by the Ministry of Communications and Transportation that under the terms of its concessions the termination of the Ciudad Juárez concession would not affect the validity of its remaining airport concessions and that the Mexican government would be obligated to indemnify the Company against any monetary or other damages resulting from the termination of its Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, the Company may not be so indemnified.

The Company has not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

d.                                      Conflict related to the purchase-sale of land

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

On August 27, 2015, a new claim was filed against the Monterrey airport in connection with the ownership of land with an approximate area of 96 hectares (107,639 square feet) acquired in 2008.  The claim was filed by Banco Mercantil del Norte, S.A., acting as trustee of a transnational domain trust, arguing that the trust’s settlors are the rightful owners of the property.  The claim was filed against the Monterrey airport but it was requested to call to trial the seller of the property as interested third party.  As of April 27, 2016, the final resolution of this dispute remains pending.

The contingency is not quantified in the demand.  However, the Company considers that if an unfavorable verdict is issued, the economic impact of the trial would be assumed by the seller of the land.  The Company has not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

e.                                       Other trials

Acapulco airport

In December 2011, the Local Tax Audit Administration of the Tax Administration Service in Acapulco conducted a new audit of the Acapulco airport and determined a tax liability of Ps. 27,876 for the year of 2006 for alleged profit sharing omissions, excess deductions, surcharges and fines. The Company filed a motion for reconsideration against such determination; the resolution for the motion resulted in a new unpaid income tax liability and additional government charges of Ps. 15,946 as well as profit-sharing of Ps. 2,787.  The Company believes that it has sufficient elements to obtain a favorable result; otherwise, it intends to file an administrative appeal with the Federal Tax and Administrative Court of Justice.

In opposition to this final judgment, a claim was brought before the Federal Tax and Administrative Court of Justice, which was also decided, on June 17, 2014, in the Company’s favor.  Pursuant to the decision, the Tax Administration Service (Servicio de Administración Tributaria) determined a new tax credit amounting to Ps. 11,864.  The credit was announced on December 9, 2014 and challenged before the Federal Tax and Administrative Court of Justice. As of April 27, 2016, the final resolution of this dispute remains pending.  The Company has not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

21.                               Financial risk management

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

b.                                      Categories of financial instruments and risk management policies

The principal categories of financial instruments are:

		December 31,
		2015		2014		2013
Financial assets	Risk classification
Cash and cash equivalents and other investments held to maturity	Credit and interest rate	Ps.	2,665,641	Ps.	2,808,149	Ps.	1,534,006
Receivables	Credit and exchange rate	390,785		319,890		304,769

		December 31,
Financial liabilities	Risk classification	2015		2014		2013
Short-term and long-term debt	Interest rate, exchange rate and liquidity	Ps.	4,729,388	Ps.	4,742,032	Ps.	3,013,563
Trade accounts payable(1)	Liquidity	243,867		248,002		219,082
Accrued expenses(2)	Liquidity	213,471		187,603		165,390
Accounts payable to related parties	Liquidity	67,521		72,111		107,440

(1)                Does not include the payments of employee statutory profit-sharing amounts, which were Ps.9,491, Ps.9,554 and Ps.7,102 as of December 31, 2015, 2014 and 2013, respectively.

(2)                Does not include taxes payable, which amounted to Ps.158,589, Ps.81,625 and Ps.53,622 as of December 31, 2015, 2014 and 2013, respectively.

Based on the nature of its activities, the Company is exposed to different financial risks, mainly as a result of its ordinary business activities and its debt contracts entered into to finance its operating activities. The Company’s corporate treasury department provides services to the operating units to coordinate the entry into domestic and international markets and monitors and manages the financial risks relating to the operations of the Company. These risks include market risk (interest rate risk and foreign currency risk), credit risk and liquidity risk.

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

The risk is also managed by the Company through maintaining an appropriate combination of fixed rate loans and variable rate loans. As of December 31, 2015, the Company had an approximate Ps. 4,729,388 in outstanding long-term debt, of which 95.1% had a fixed interest rate and 4.9% a variable interest rate. As of December 31, 2014, the Company had an approximate Ps. 4,742,032 in outstanding debt, of which 94.9% has a fixed interest rate and 5.1% a variable interest rate. As of December 31, 2013, the Company had an approximate Ps. 3,013,563 in outstanding debt, of which 49.8% has a fixed interest rate and 50.2%, a variable interest rate.

The contracted credit lines have interest payments at a variable rate, which exposes the Company to interest rate risk as a result of fluctuations in market interest rates. The risk exposure is mainly caused by the variations that could occur in the three-month LIBOR rate.

The Company manages this risk monitoring constantly the changes of such interest rates. In recent years, the three-month LIBOR have decreased. The three-month LIBOR reached its historic low on May 1, 2014 (0.2229%). Therefore, the Company has not entered into hedging instruments to hedge the risk of a rise in such interest rates. In the future, if the behavior of the referenced rates established in its debt instruments changes and trends upwards, the Company may decide to enter into hedging instruments.

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

As of December 31, 2015, 2014 and 2013, the Company maintained long-term debt, including the current portion, which accrue interest at a variable rate, of Ps. 229,388, Ps. 242,032 and Ps. 1,513,563, respectively (see notes 14 and 15, which disclose the outstanding balances and interest rates of the Company’s financial instruments). A hypothetical, instantaneous and unfavorable 10% change in the three-month LIBOR interest rate applicable to the outstanding debt with variable rates would have resulted in an additional financing expense of approximately Ps. 74, Ps. 3,220 and Ps. 14,384 for 2015, 2014 and 2013, respectively. The increase was calculated for U.S. dollar debt based on the year-end exchange rate of each year (Ps. 17.3398, Ps. 14.7348 and Ps. 13.0652 for 2015, 2014 and 2013, respectively).

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

Historically, a significant portion of the revenues generated by the Company’s airports (mainly derived from TUA charged to international passengers) are denominated in U.S. dollars or linked to U.S. dollars, although such revenues are collected in pesos based on the average exchange rate of the previous month. Of consolidated revenues (excluding construction services revenues) of the Company, 15.27%, 13.30% and 13.46% were from TUA of international passengers in 2015, 2014 and 2013, respectively. Substantially all other revenues of the Company are denominated in pesos. Based on an appreciation of 10% of the peso against the U.S. dollar, the Company believes that its revenues would have decreased by Ps. 63,283, Ps. 45,524 and Ps. 41,282 in 2015, 2014 and 2013, respectively.

An appreciation of the Mexican peso against the U.S. dollar would reduce the U.S. dollar-denominated revenues and the Company’s obligations under U.S. dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Company’s U.S. dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

For the year ended December 31, 2015, the peso had depreciated against the U.S. dollar by 17.6%, relative to the exchange rates prevailing at the end of 2014.

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

As of December 31, 2015, 2014 and 2013, a hypothetical, instantaneous and unfavorable change of 10% in the exchange rate of the peso against the U.S. dollar, applicable in the Company’s liability positions net of U.S.$ 14,220, U.S.$ 15,363 and U.S.$ 18,605 (amounts in thousands) would have resulted in an estimated exchange loss of approximately Ps. 24,657, Ps. 22,636 and Ps. 24,308, as of December 31, 2015, 2014 and 2013, respectively.

The carrying values of monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are as follows (amounts in thousands):

	Liabilities						Assets
	December 31,						December 31,
Currency	2015		2014		2013		2015		2014		2013
U.S. dollars	U.S.$	(14,389)	U.S.$	(19,272)	U.S.$	(22,709)	U.S.$	169	U.S.$	3,909	U.S.$	4,104

The transactions in thousands of U.S. dollars for the years ended December 31, 2015, 2014 and 2013, are as follows (amounts in thousands):

	December 31,
	2015		2014		2013
Technical assistance	U.S.$	5,641	U.S.$	5,596	U.S.$	5,101
Insurance	2,651		2,179		2,199
Purchase of machinery and maintenance	7,506		13,087		5,398
Software	1,095		1,200		-
Professional services, fees and subscriptions	607		1,183		2,614
Other	5,387		3,844		3,503

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31,
	2015		2014		2013
U.S. dollar exchange rate
Interbank	Ps.	17.3398	Ps.	14.7348	Ps.	13.0652

As of April 27, 2016, the issuance date of the consolidated financial statements, the Interbank exchange rate was Ps. 17.4610.

d.                                      Credit risk

Credit risk management – Credit risk refers to the risk whereby one of the parties defaults on its contractual obligations, thereby generating a financial loss for the Company. The objective of this risk management is to reduce its impact by reviewing the solvency of the Company’s potential customers. The creditworthiness of uncollected amounts is periodically evaluated estimates of recoverable amounts are reviewed, resulting in reserves for those amounts whose recovery is considered doubtful, with corresponding entries to the statements of income and other comprehensive income in the period of review. The credit risk has historically been very limited.

The Company’s maximum credit risk exposure is presented in the amounts included in the table in subsection b) as well as within the past due but not impaired analysis of accounts receivable, included in note 7. The Company holds bonds and deposits that mitigate the credit risk, being the most relevant the guarantee deposits registered as a liability in the consolidated statements of financial position.

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

As of December 31, 2015, 2014 and 2013, the Company had Ps. 67,733, Ps. 184,579 and Ps. 185,152 as an allowance for doubtful accounts, principally related with accounts receivable.  In 2014, this amount included Ps. 126 million related to the bankruptcy filing of Grupo Mexicana de Aviación, of which Ps. 114 million were written-off during 2015. The failure of not recovering the money from this type of claim would not have a material adverse impact on the liquidity and financial condition of the Company.

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

As of December 31, 2015	2016		2017-2019		2020-2022		2023 and onward		Total

Long-term debt	Ps.	55,433	Ps.	128,337	Ps.	3,045,618	Ps.	1,500,000	Ps.	4,729,388
Interest(1)	312,296		931,603		595,794		19,680		1,859,373
Trade accounts payable	243,867		-		-		-		243,867
Accrued expenses	213,471		-		-		-		213,471
Accounts payable with related parties	67,521		-		-		-		67,521

Total	Ps.	892,588	Ps.	1,059,940	Ps.	3,641,412	Ps.	1,519,680	Ps.	7,113,620

To December 31, 2014	2015		2016-2018		2019-2021		2022 and onward		Total
Long-term debt	Ps.	47,105	Ps.	125,092	Ps.	3,069,835	Ps.	1,500,000	Ps.	4,742,032
Interest(1)	311,448		934,845		806,183		118,078		2,170,554
Trade accounts payable	248,002		-		-		-		248,002
Accrued expenses	187,603		-		-		-		187,603
Accounts payable with related parties	72,111		-		-		-		72,111

Total	Ps.	866,269	Ps.	1,059,937	Ps.	3,876,018	Ps.	1,618,078	Ps.	7,420,302

As of December 31, 2013	2014		2015-2017		2018-2020		2021 and onward		Total
Short-term debt	Ps.	99,421	Ps.	-	Ps.	-	Ps.	-	Ps.	99,421
Long-term debt	33,588		1,394,560		76,536		1,508,879		3,013,563
Interest(1)	163,291		424,250		302,970		216,603		1,107,114
Trade accounts payable	219,082		-		-		-		219,082
Accrued expenses	165,390		-		-		-		165,390
Accounts payable with related parties	107,440		-		-		-		107,440

Total	Ps.	788,212	Ps.	1,818,810	Ps.	379,506	Ps.	1,725,482	Ps.	4,712,010

(1)                The projected interest is determined based on LIBOR and assuming an exchange rate of Ps. 17.3398, Ps. 14.7348 and Ps. 13.0652 (as of December 31, 2015, 2014 and 2013, respectively) per U.S.$ 1.00.

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

Financial liabilities Long-term debt

December 31, 2015				December 31, 2014				December 31, 2013
Book value		Fair value		Book value		Fair value		Book value		Fair value

Ps.	4,729,388	Ps.	4,655,234	Ps.	4,742,032	Ps.	4,663,596	Ps.	3,013,563	Ps.	3,068,455

	Hierarchy of fair value as of December 31, 2015
Financial liabilities:	Level 1		Level 2		Level 3		Total

Long-term debt(1)	Ps.	4,384,607	Ps.	270,627	Ps.	--	Ps.	4,655,234

	Hierarchy of fair value as of December 31, 2014
Financial liabilities:	Level 1		Level 2		Level 3		Total

Long-term debt(1)	Ps.	4,407,795	Ps.	255,801	Ps.	--	Ps.	4,663,596

	Hierarchy of fair value as of December 31, 2013
Financial liabilities:	Level 1		Level 2		Level 3		Total

Long-term debt(1)	Ps.	2,660,727	Ps.	407,728	Ps.	--	Ps.	3,068,455

(1)                                       The fair values of the financial assets and financial liabilities included in the level 2 category above have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the credit risk of counterparties.

22.                               Shareholders’ equity

a.                                      Capital management

The objectives of the Company with respect to capital management is to maintain an optimum financial-net worth structure, to reduce capital costs and safeguard its capacity to continue its operations with solid indebtedness ratios.

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

b.                                      As of December 31, 2015, there were 49,766,000 series BB shares and 350,234,000 series B shares.

c.                                       As of December 31, 2014, there were 58,800,000 series BB shares and 341,200,000 series B shares.

d.                                      Subscribed and paid-in capital stock as of December 31, 2015, 2014 and 2013, is comprised of ordinary, nominal shares, composed as follows:

	December 31, 2015
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	350,234,000	Ps.	270,071
Series BB Class I	49,766,000	38,375
Treasury Series B Class I shares	(7,843,623)	(6,048)
	392,156,377	Ps.	302,398

	December 31, 2014
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	341,200,000	Ps.	1,287,494
Series BB Class I	58,800,000	220,952
Treasury Series B Class I shares	(4,620,150)	(17,423)
	395,379,850	Ps.	1,491,023

	December 31, 2013
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	341,200,000	Ps.	2,311,094
Series BB Class I	58,800,000	397,352
Treasury Series B Class I shares	(1,440,783)	(9,755)
	398,559,217	Ps.	2,698,691

e.                                       At the Ordinary Shareholders’ Meetings held on April 23, 2015, April 10, 2014 and April 16, 2013, the results for the years ended December 31, 2014, 2013 and 2012, respectively, were approved.

f.                                        In 2015, 2014 and 2013, 3,223,473, 3,179,367 and 568,310 shares were repurchased by the Company for Ps. 244,293, Ps. 154,498 and Ps. 24,608 of nominal value, respectively. As of December 31, 2015, 2014 and 2013, the market price per share was Ps. 83.61, Ps. 67.83 and Ps. 43.75, respectively. As of December 31, 2015, the Company had in treasury repurchased shares in the amount of Ps. 491,814. Such amount is represented by 7,843,623 Series B Class I shares.

g.                                       At the Ordinary and Extraordinary Shareholders’ Meetings held on April 23, 2015, the shareholders approved the following: 1) an increase in the Company’s legal reserve fund of Ps. 17,704, and 2) a decrease in the fixed portion of the Company’s capital stock in the amount of Ps. 1,200,000, to be conducted without decreasing the number of shares, by reimbursing the shareholders in the amount of Ps. 3.00 per share. The amount paid to shareholders was Ps. 1,184,834 and the remaining Ps. 15,166 correspond to shares in treasury. In addition, the shareholders approved a share repurchase reserve of up to Ps. 241,543 and the use of such funds for share repurchases.

h.                                      At the Ordinary and Extraordinary Shareholders’ Meetings held on April 10, 2014, the shareholders approved the following: 1) an increase in the Company’s legal reserve fund of

Ps. 16,039, and 2) a decrease in the fixed portion of the Company’s capital stock in the amount of Ps. 1,200,000, to be conducted without decreasing the number of shares, by reimbursing the shareholders in the amount of Ps. 3.00 per share. The amount paid to shareholders was Ps. 1,188,581 and the remaning Ps. 11,419 correspond to shares in treasury. In addition, the shareholders approved a share repurchase reserve of up to Ps. 373,867 and the use of such funds for share repurchases.

i.                                          At the Ordinary and Extraordinary Shareholders’ Meetings held on April 16, 2013 the shareholders approved the following: 1) an increase in the Company’s legal reserve fund of Ps. 19,603, and 2) a decrease in the fixed portion of the Company’s capital stock in the amount of Ps. 1,200,000, to be conducted without decreasing the number of shares, by reimbursing the shareholders in the amount of Ps. 3.00 per share. In addition, the shareholders approved a share repurchase reserve of Ps. 400,000 and the use of such funds for share repurchases, and a resulting decrease in the reserve for Ps. 4,774.

j.                                         Shareholders’ equity, except restated paid-in capital and tax retained earnings, will be income tax on dividends by the Company to the effect upon the distribution rate. Any tax paid on such distribution may be credited against income tax for the year in which the tax on dividends and the following two years, against the tax for the year and interim payments thereof is paid.

k.                                      Retained earnings include the statutory legal reserve. Under the Mexican General Corporate Law, at least 5% of the year’s net profits must be placed in a legal reserve until the reserve equals an amount representing 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the Company is dissolved, and must be replenished if it is reduced for any reason. As of December 31, 2015, 2014 and 2013, the amount not available for distribution totaled Ps. 238,219, Ps. 220,515 and Ps. 204,476, respectively.

23.                               Accumulated other comprehensive income

Accumulated other comprehensive income is as follows:

	Labor obligations
	Amount		Deferred taxes		Total
Balance as of January 1, 2013	Ps.	(11,313)	Ps.	3,390	Ps.	(7,923)
Movements of the year	(2,851)		843		(2,008)
Balance as of December 31, 2013	(14,164)		4,233		(9,931)
Movements of the year	437		(131)		306
Balance as of December 31, 2014	(13,727)		4,102		(9,625)
Movements of the year	(1,286)		386		(900)
Balance as of December 31, 2015	Ps.	(15,013)	Ps.	4,488	Ps.	(10,525)

Other comprehensive income is comprised of the effects of labor obligations.

24.                               Other income

Other income, net, consists of the following:

	Year ended December 31,
	2015		2014		2013
(Gain) loss on sale of equipment	Ps.	(140)	Ps.	1,651	Ps.	(30,967)
Loss from damage to improvements to concessioned assets and equipment	-		-		44,172
Insurance recovery	(6,790)		(19,024)		(51,561)
Other	(3,833)		3,719		(11,426)
	Ps.	(10,763)	Ps.	(13,654)	Ps.	(49,782)

25.                               Related party balances and transactions

a.                                      The accounts payable with related parties are as follows:

	December 31,
	2015		2014		2013
Payable:
Empresas ICA(1)	Ps.	10,558	Ps.	-	Ps.	32,488
SETA(2)	41,287		50,219		38,181
Nacional Hispana de-Hoteles, S. de R. L. de C. V. (2)	14,559		21,892		26,891
ICA Ingeniería S. A. de C. V.(2)	-		-		1,340
Ingenieros Civiles Asociados, S. A. de C. V. (2)	-		-		8,540
Grupo Hotelero Santa Fe, S. A. de C. V. (2)	1,117		-		-

Total	Ps.	67,521	Ps.	72,111	Ps.	107,440

(1)             Holding Company

(2)             Affiliated company

b.                                      The principal transactions with related parties performed in the normal course of business, are as follows:

Year ended December 31,
2015	2014	2013
Capital Investment
SAP	Ps.	10,706	Ps.	15,917	Ps.	-
Hotel	-	29,937	-
Industrial warehouse	29,067	-	-
Expenses:
Technical assistance payments received and travel expense	97,818	82,461	66,643
Major maintenance and improvements on concessioned assets:
Platform	3,162	22,833	5,416
Runway	29,089	36,263	64,500
Improvements to concessioned assets
Terminal	-	20,315	-
Platform	-	1,307	-
Income
Interest	-	2,112	-
Administrative services	-	463	-

On April 22, 2014, GACN issued a short-term promissory note (pagaré) to a subsidiary of Empresas ICA with a principal amount of Ps. 100,000 and an annual interest rate of 15%, based on market prices; and as an advance of part of the reimbursement of capital that a subsidiary of Empresas ICA would receive in the following months. On May 21, 2014, the subsidiary of Empresas ICA repaid the principal and interest on this short-term promissory note.

Remuneration to directors and officers who sit on the Board of Directors and Executive, Audit, Corporate Governance, Finance and Sustainability Committees totaled Ps. 14,725, Ps. 16,082 and Ps. 15,289 for 2015, 2014 and 2013, respectively. In addition, remuneration to the Chairman of the Board totaled Ps. 4,675, Ps. 850 and Ps. 764 for 2015, 2014 and 2013, respectively.

Employee Benefits – Employee benefits granted to key management personnel of the Company were comprised solely of short-term benefits of Ps. 75,487, Ps. 73,912 and Ps. 64,984 in 2015, 2014 and 2013, respectively.

Technical Assistance – In 2000, the Company entered into a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years from the agreement date. Currently, the Company is required to pay the greater of the fixed U.S.$ 3,000,000 component or 5% of EBITDA (as defined in the Technical Assistance Agreement) annually for such services. Beginning in 2007, the fixed U.S.$ 3,000,000 component is updated according to the consumer price index of the United States. In 2014 and 2013, 5% of consolidated EBITDA was greater than that of the fixed U.S.$ 3,000,000 component.  On May 13, 2015, the Company signed an extension and amendment to its Technical Assistance Agreement.  The annual consideration under the amendment is the greater of U.S.$ 3,478,000 (updated annually according to the U.S. consumer price index) and 4% of the Company’s consolidated EBITDA before payment of the technical assistance fee for the first three years or 3% of consolidated EBITDA before payment of the technical assistance fee during the last two years. For purposes of this calculation, consolidated EBITDA is calculated prior to deducting the technical assistance fee and depreciation and amortization (note 2 e). In 2015, the variable part of the consideration for was greater than the fixed part of U.S.$ 3,000,000.

As of December 31, 2015, SETA’s shareholders were Aeroinvest (currently CONOISA) with 74.5% and Aéroports de Paris Management, S. A., with 25.5%. Pursuant to the Company’s bylaws, SETA (as holder of the Company’s Series “BB” shares) has the ability to appoint and remove the Company’s Chief Financial Officer, Chief Operating Officer and Commercial Director, the right to elect three members of the Company’s board of directors, and the right to veto certain actions requiring approval of the Company’s shareholders (including the payment of dividends and the right to appoint certain members of senior management). In the event of the termination of the technical assistance agreement, the Series “BB” shares will be converted into Series “B” shares resulting in the termination of these rights. If at any time after June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, such shares must be converted into Series “B” shares, which would cause SETA to lose all of its special rights. So long as SETA retains at least 7.65% of the Company’s capital stock in form of Series “BB” shares, all its special rights will remain in force.

Pursuant to the Company’s bylaws, the technical assistance agreement and the participation agreement, SETA may not transfer more than 51% of its Series “BB” shares until after June 14, 2008. After such date, SETA is entitled to transfer up to one eighth of such 51% during each year thereafter. As of December 31, 2015, SETA has not transferred any of its representative Series “BB” shares.

26.                               Operating segment data

The reportable segments are determined on the basis of which the Company internally reports its segment reporting to senior management for purposes of making operating decisions. Considering the same accounting basis described in note 4, for the purpose of allocating resources and assessing segment performance, segments are presented at their most detailed level of operating segments, such that each airport is considered a reportable segment and hotels is considered a segment. The financial information of the holding company and its service companies, have been combined and included in the “other” column.  The information by operating segment is presented considering internal reports on the business units of the Company, which are revised regularly by the Company’s management for purposes of operational decision making in order to allocate resources to a segment and evaluate its performance.

December 31, 2015	Aeronautical revenues		Non- aeronautical revenues		Construction services revenues		Depreciation and amortization		Major maintenance provision		Allowance for doubtful accounts		Operating income		Interest expense		Interest income		Income tax		Assets per segment		Liabilities per segment		Capital investments		Investments in airport concessions

Metropolitan
Monterrey	Ps.	1,443,311	Ps.	484,111	Ps.	70,999	Ps.	76,353	Ps.	24,327	Ps.	293	Ps.	365,471	Ps.	4,044	Ps.	(11,285)	Ps.	91,560	Ps.	4,501,117	Ps.	626,259	Ps.	73,221	Ps.	2,464,006
Tourist
Acapulco	138,309		27,864		81,869		18,737		21,621		(133)		21,329		832		(7,663)		1,582		1,044,502		113,932		84,354		587,517
Mazatlán	168,703		40,820		41,487		14,487		(4,949)		(576)		40,170		5,283		(16,671)		10,389		934,612		100,921		43,502		487,516
Zihuatanejo	118,736		23,751		57,943		15,073		(73)		(203)		27,338		2,731		(284)		3,844		605,538		148,768		60,483		496,394
Regional
Chihuahua	196,033		40,204		3,769		12,025		30,246		934		26,553		(1,888)		(11,847)		8,991		721,935		159,632		3,933		342,739
Culiacán	255,921		39,981		34,058		15,899		23,338		(102)		40,763		12,319		(1,911)		8,843		683,797		141,263		35,579		487,393
Durango	63,186		9,080		2,992		5,867		23,868		392		10,991		(6,799)		(259)		3,513		281,816		64,356		4,948		155,568
San Luis Potosí	99,341		20,482		4,668		7,431		(16,415)		757		22,686		1,859		(437)		7,575		287,251		117,833		4,760		195,097
Tampico	144,178		22,810		9,589		6,655		21,551		(2,146)		32,793		4,361		(1,389)		2,284		276,428		84,117		9,691		187,509
Torreón	110,480		18,191		14,796		8,484		1,431		(339)		25,065		(3,238)		(1,120)		7,392		361,616		111,837		14,849		253,471
Zacatecas	66,957		9,304		10,294		6,719		10,768		(1,193)		11,601		(2,559)		(439)		3,433		279,613		89,086		10,488		193,119
Border
Ciudad Juárez	146,201		29,225		9,512		10,658		29,265		775		28,593		1,240		(1,195)		7,890		424,666		94,148		11,391		333,676
Reynosa	95,742		12,557		6,012		6,127		9,315		(278)		14,373		(954)		(284)		3,144		263,490		73,408		6,384		164,600
Hotel
NH T2 Hotel	-		212,488		-		20,506		-		-		60,142		14,536		(595)		14,830		311,178		149,555		1,605		-
Hilton Garden Inn	-		16,882		-		1,163		-		-		(984)		369		(583)		(634)		212,412		10,984		95,078		-
Other	-		3,639,434		-		12,625		-		716		1,916,865		342,813		(65,028)		337,238		11,673,674		5,503,723		88,080		-
Total	3,047,098		4,647,184		347,988		238,809		174,293		(1,103)		2,643,749		374,949		(120,990)		511,874		22,863,645		7,589,822		548,346		6,348,605
Eliminations	(13,968)		(3,535,643)		-		-		-		-		(607,194)		(40,185)		40,250		236		(10,353,309)		(1,030,013)		-		-

Consolidated	Ps.	3,033,130	Ps.	1,111,541	Ps.	347,988	Ps.	238,809	Ps.	174,293	Ps.	(1,103)	Ps.	2,036,555	Ps.	334,764	Ps.	(80,740)	Ps.	512,110	Ps.	12,510,336	Ps.	6,559,809	Ps.	548,346	Ps.	6,348,605

December 31, 2014	Aeronautical revenues		Non- aeronautical revenues		Construction services revenues		Depreciation and amortization		Major maintenance provision		Allowance for doubtful accounts		Operating income		Interest expense		Interest income		Income tax		Assets per segment		Liabilities per segment		Capital investments		Investments in airport concessions

Metropolitan
Monterrey	Ps.	1,167,807	Ps.	360,228	Ps.	36,618	Ps.	75,036	Ps.	24,330	Ps.	1,102	Ps.	270,403	Ps.	10,586	Ps.	(2,804)	Ps.	43,270	Ps.	4,344,401	Ps.	663,502	Ps.	44,869	Ps.	2,462,510
Tourist
Acapulco	117,573		22,779		48,313		16,601		3,477		(13)		45,252		1,003		(14,543)		(2,981)		1,002,032		92,715		60,496		520,362
Mazatlán	148,781		37,002		66,475		11,794		25,573		104		36,479		1,736		(18,198)		6,679		909,203		110,952		69,158		459,333
Zihuatanejo	102,780		19,990		14,504		13,738		12,059		40		24,653		(1,101)		(2,168)		(19,449)		555,237		115,549		20,301		452,108
Regional
Chihuahua	162,469		34,792		15,719		11,599		12,578		75		38,482		2,334		(11,409)		7,785		652,496		117,722		17,131		348,748
Culiacán	223,423		35,022		34,097		14,148		10,217		(21)		50,491		1,728		(1,052)		7,893		681,227		156,675		45,264		466,986
Durango	48,937		7,784		13,598		5,981		9,805		-		11,128		(567)		(162)		(427)		254,608		51,595		16,451		156,782
San Luis Potosí	84,498		17,508		14,772		5,680		6,487		(25)		20,012		5,632		(424)		3,471		274,944		119,125		16,777		196,517
Tampico	124,312		18,183		12,981		7,356		14,364		(62)		28,123		(2,027)		(492)		5,711		256,379		51,617		13,801		183,062
Torreón	98,985		15,671		12,444		9,437		14,961		(155)		22,000		378		(1,472)		3,456		341,973		84,164		12,733		251,765
Zacatecas	56,872		7,535		14,036		6,247		15,631		-		12,851		(741)		(198)		1,833		237,781		58,565		14,125		184,853
Border
Ciudad Juárez	124,252		24,784		13,782		9,294		13,313		181		29,446		754		(529)		535		419,906		67,049		15,194		334,044
Reynosa	85,018		10,988		9,988		6,939		17,137		-		18,918		2,884		(311)		(52,622)		264,084		86,307		10,416		163,207
Hotel
NH T2 Hotel	-		195,742		-		19,883		-		70		52,521		18,754		(910)		12,382		331,871		204,883		5,465		-
Other	-		2,441,636		-		10,249		-		-		808,230		288,894		(88,354)		214,809		7,569,531		5,568,104		74,251		-
Total	2,545,707		3,249,644		307,327		223,982		179,932		1,296		1,468,989		330,247		(143,026)		232,345		18,095,673		7,548,524		436,432		6,180,277

Eliminations	(13,041)		(2,359,950)		-		-		-		-		-		(65,879)		65,879		-		(5,677,793)		(1,247,247)		-		-

Consolidated	Ps.	2,532,666	Ps.	889,694	Ps.	307,327	Ps.	223,982	Ps.	179,932	Ps.	1,296	Ps.	1,468,989	Ps.	264,368	Ps.	(77,147)	Ps.	232,345	Ps.	12,417,880	Ps.	6,301,277	Ps.	436,432	Ps.	6,180,277

December 31, 2013	Aeronautical services revenues		Non- aeronautical services revenues		Construction services revenues		Depreciation and amortization		Major maintenance provision		Allowance for doubtful accounts		Operating income		Interest expense		Interest income		Income tax		Assets per segment		Liabilities per segment		Capital investments		Investments in airport concessions

Metropolitan
Monterrey	Ps.	1,046,621	Ps.	320,774	Ps.	74,722	Ps.	71,513	Ps.	56,249	Ps.	(2,947)	Ps.	222,754	Ps.	26,627	Ps.	(2,252)	Ps.	(28,997)	Ps.	4,362,342	Ps.	882,689	Ps.	85,737	Ps.	2,495,346
Tourist
Acapulco	108,420		20,266		43,861		14,845		17,499		(353)		28,878		2,344		(16,562)		(95,375)		956,133		104,489		50,246		494,885
Mazatlán	136,063		34,719		14,173		11,258		22,044		(5)		28,585		3,780		(22,712)		4,683		864,654		108,999		15,779		403,943
Zihuatanejo	91,203		17,843		24,348		13,346		10,017		123		23,622		3,217		(1,242)		8,208		556,021		96,789		27,561		449,643
Regional
Chihuahua	148,028		30,461		9,127		10,190		11,419		111		28,517		4,346		(9,940)		(26,729)		601,640		103,732		22,099		343,191
Culiacán	211,588		32,504		18,294		12,600		31,523		(765)		39,792		5,977		(802)		4,153		624,349		138,530		20,833		445,943
Durango	44,341		7,144		23,149		4,092		7,383		(8)		7,770		1,841		(272)		(68,644)		251,282		53,495		23,959		153,739
San Luis Potosí	65,573		14,541		73,874		3,698		35,637		124		12,834		2,202		(722)		(29,413)		265,407		120,636		84,355		186,489
Tampico	108,330		15,504		6,116		5,518		19,496		73		21,896		4,248		(659)		(22,256)		260,445		60,047		7,006		182,659
Torreón	87,321		14,114		11,887		7,267		17,060		139		12,624		3,459		(2,432)		(48,376)		367,317		79,358		14,717		253,468
Zacatecas	51,282		7,139		26,264		5,146		7,099		(103)		9,890		2,927		(367)		(21,773)		240,132		72,641		26,545		189,264
Border
Ciudad Juárez	112,707		22,460		9,078		8,212		17,275		(19)		22,751		3,882		(2,002)		(39,673)		424,192		70,539		11,548		328,981
Reynosa	69,919		9,425		17,795		4,526		10,466		(2)		13,164		6,304		(222)		31,781		206,816		97,955		18,297		164,495
Hotel
NH T2 Hotel	-		176,510		-		20,218		-		(95)		52,493		(30,121)		1,898		4,859		358,728		254,154		13,408		-
Other	-		2,113,785		-		8,797		-		-		638,337		211,658		(115,010)		187,164		6,699,637		3,854,909		22,381		-

Total	2,281,396		2,837,189		352,688		201,226		263,167		(3,727)		1,163,907		252,691		(173,298)		(140,388)		17,039,095		6,098,962		444,471		6,092,046
Eliminations	(12,527)		(2,040,688)		-		-		-		-		45,488		(43,332)		100,648		5,512		(6,027,642)		(1,484,903)		-		-

Consolidated	Ps.	2,268,869	Ps.	796,501	Ps.	352,688	Ps.	201,226	Ps.	263,167	Ps.	(3,727)	Ps.	1,209,395	Ps.	209,359	Ps.	(72,650)	Ps.	(134,876)	Ps.	11,011,453	Ps.	4,614,059	Ps.	444,471	Ps.	6,092,046

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

Following is a detail of the composition of revenues of the Company, using the classification established by the General Law on Airports and its related regulations, with the exception of non-aeronautical revenues as mentioned in the preceding paragraph:

	Year ended December 31,
	2015		2014		2013
Aeronautical services:
Domestic TUA	Ps.	1,863,875	Ps.	1,613,023	Ps.	1,441,037
International TUA	632,834		455,244		412,817
Landing charges	150,739		130,614		116,082
Aircraft parking charges on embarking and disembarking	107,465		86,932		73,293
Aircraft parking charges on extended stay or overnight	30,284		28,018		24,704
Domestic and international passenger and carry-on baggage check	36,433		30,430		27,123
Aerocars and jetways	38,983		29,202		25,845
Complementary: Real estate airport services, access rights to other operators and complimentary services (3)	172,517		159,203		147,968

Total revenues from aeronautical services(1)	Ps.	3,033,130	Ps.	2,532,666	Ps.	2,268,869

	Year ended December 31,
	2015		2014		2013
Non-aeronautical services:
Commercial activities
Car parking charges	Ps.	181,631	Ps.	146,167	Ps.	128,012
Advertising(2)(3)	97,255		87,420		80,185
Retail operations(2)(3)	75,975		63,017		57,050
Food and beverage(2)(3)	67,187		53,862		46,472
Car rental operators(2)(3)	60,168		48,821		45,635
Time share developers(2)(3)	12,283		14,626		14,371
Financial services(2)(3)	5,930		4,740		4,556
Communication and services(2)(3)	13,120		13,337		13,195
Services to passengers	20,994		11,959		12,896
VIP lounges	10,119		6,953		5,038
Masterkey	1,772		1,750		-

Total revenue from commercial activities	546,434		452,652		407,410

Diversification activities:
Hotel services	229,370		195,742		176,510
OMA Carga	107,443		47,309		42,894
Real estate services	10,966		8,155		8,554
Total diversification activities	347,779		251,206		227,958

Complementary activities:
Leasing of space(2)(3)	65,937		60,692		57,147
Access rights	8,705		8,729		7,237
Documented baggage inspection	99,974		79,090		64,375
Other services (CUSS and CUTE)(4)	3,439		-		-

Total of complimentary activities	178,055		148,511		128,759

Other revenues	39,273		37,325		32,374

Total revenue from non-aeronautical services	Ps.	1,111,541	Ps.	889,694	Ps.	796,501

(1)              For the year ended December 31, 2015, 2014 and 2013, is net of incentives given to airlines for Ps. 245,553, Ps. 219,184 and Ps. 175,308, respectively.

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

(4)              Common-Use Self Service (CUSS) corresponds to revenues from passengers’ self-service kiosks, and Common-Use Terminal Equipment (CUTE) corresponds to revenues from shared terminal equipment for the airlines’ use located in terminal gates

Approximately 77%, 75% and 74% of consolidated revenues for the years ended December 31, 2015, 2014 and 2013, respectively, were generated by the Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua, Ciudad Juárez and Zihuatanejo airports.

28.                               Cost of services

The cost of services for the years ended December 31, 2015, 2014 and 2013 is as follows:

	Year ended December 31,
	2015		2014		2013

Wages and salaries	Ps.	191,660	Ps.	174,509	Ps.	168,549
Maintenance	147,923		135,957		136,400
Security and insurance	153,011		142,013		139,034
Utilities (electric, cleaning and water)	135,825		142,066		139,316
Building lease	38,265		35,294		31,755
Allowance for doubtful accounts	(1,103)		1,296		(3,727)
Cost of hotel service	42,742		34,091		25,658
Employee statutory profit sharing	2,411		1,226		1,424
Equipment lease, fees and others	125,399		106,494		86,920
	Ps.	836,133	Ps.	772,946	Ps.	725,329

29.                               Subsequent events

a.                                      On January 5, 2016, Aeroinvest merged into CONOISA, a subsidiary of Empresas ICA, with CONOISA as the surviving entity.  As a result of this internal merger, CONOISA assumed all of the rights and obligations of Aeroinvest, including with respect to Aeroinvest’s beneficial ownership of Series B shares.

b.                                      CONOISA (as successor in interest to Aeroinvest) reduced its shareholding in Series B shares of the Company during the first fiscal quarter of 2016. As of the date of this report, CONOISA holds 7,516,377 Series B shares, which represent 1.9% of the Company’s capital stock. Additionally, CONOISA maintains indirectly 12.4% of the capital stock of the Entity through its shareholding of 74.5% in SETA. In total, CONOISA maintains 14.3% of the shares of the Company as of the date on which the issuance of the consolidated financial statements was authorized.

c.                                       On February 8, 2016, the Company implemented, for all of its subsidiaries, the SAP platform in order to integrate and optimize its administrative processes.

d.                                      On March 11, 2016, the Company updated the registration of its shares with the Mexican National Banking and Securities Commission and exchanged the corresponding share certificates representing its capital stock (see note 2 b).

30.                               Authorization for the issuance of the consolidated financial statements

The Company’s consolidated financial statements were approved to be issued on April 27, 2016, by the Chief Executive Officer of the Company, Porfirio González Álvarez, and are subject to the approval of the General Ordinary Shareholders’ Meeting of the Company, where they may be modified based on provisions set forth by the Mexican General Corporate Law.

* * * * * *