Form 20-F
period 2016-12-31
Central North Airport Group
filed 2017-04-28
CIK 1378239

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

Commission file number: 1-33168

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

Central North Airport Group
(Translation of Registrant’s name into English)

United Mexican States
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

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☒	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

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

References in this annual report on Form 20-F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States.  References in this annual report on Form 20-F to “pesos” or “Ps.” are to the lawful currency of Mexico.  This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.20.6640 to U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank (Banco de México) on December 31, 2016.

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

	For the Year Ended December 31, 2016
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non-Aeronautical Revenues		Total Aeronautical and Non-Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	1,799,823	Ps.	560,016	Ps.	2,359,839	96.0%	Ps.	97,631	Ps.	2,457,470
Tourist
Acapulco	149,214		30,446		179,660		70.1%	76,772		256,432
Mazatlán	221,522		46,879		268,401		93.2%	19,527		287,928
Zihuatanejo	141,091		26,280		167,371		86.7%	25,699		193,070
Regional
Chihuahua	272,921		48,374		321,295		95.2%	16,061		337,356
Culiacán	351,096		48,280		399,376		97.7%	9,608		408,984
Durango	98,550		11,026		109,576		96.2%	4,381		113,957
San Luis Potosí	130,337		23,666		154,003		86.3%	24,456		178,459
Tampico	162,389		22,735		185,124		85.2%	32,053		217,177
Torreón	151,251		20,087		171,338		96.8%	5,722		177,060
Zacatecas	87,616		10,120		97,736		92.7%	7,677		105,413
Border
Ciudad Juárez	208,042		34,351		242,393		96.1%	9,905		252,298
Reynosa	113,506		14,150		127,656		84.3%	23,847		151,503
Terminal 2 NH Collection Hotel	—		227,884		227,884		100.0%	—		227,884
Hilton Garden Inn Hotel	—		83,625		83,625		100.0%	—		83,625
OMA Vynmsa Aero Industrial Park	—		4,952		4,952		100.0%	—		4,952
Other(1)	—		4,847,425		4,847,425		100.0%	—		4,847,425
Total	3,887,358		6,060,296		9,947,654		96.6%	353,339		10,300,993
Eliminations(2)	(14,623)		(4,727,534)		(4,742,157)		N/A	(8,567)		(4,750,724)
Total Revenues	Ps.	3,872,735	Ps.	1,332,762	Ps.	5,205,497	93.8%	Ps.	344,772	Ps.	5,550,269

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

(2)                                  Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	For the Year Ended December 31, 2015
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non-Aeronautical Revenues		Total Aeronautical and Non-Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	1,443,311	Ps.	484,111	Ps.	1,927,422	96.4%	Ps.	70,999	Ps.	1,998,421
Tourist
Acapulco	138,309		27,864		166,173		67.0%	81,869		248,042
Mazatlán	168,703		40,820		209,523		83.5%	41,487		251,010
Zihuatanejo	118,736		23,751		142,487		71.1%	57,943		200,430
Regional
Chihuahua	196,033		40,204		236,237		98.4%	3,769		240,006
Culiacán	255,921		39,981		295,902		89.7%	34,058		329,960
Durango	63,186		9,080		72,266		96.0%	2,992		75,258
San Luis Potosí	99,341		20,482		119,823		96.3%	4,668		124,491
Tampico	144,178		22,810		166,988		94.6%	9,589		176,577
Torreón	110,480		18,191		128,671		89.7%	14,796		143,467
Zacatecas	66,957		9,304		76,261		84.9%	10,294		86,555
Border
Ciudad Juárez	146,201		29,225		175,426		94.9%	9,512		184,938
Reynosa	95,742		12,557		108,299		94.7%	6,012		114,311
Terminal 2 NH Collection Hotel	—		212,488		212,488		100.0%	—		212,488
Hilton Garden Inn Hotel	—		16,882		16,882		100.0%	—		16,882
Other(1)	—		3,639,434		3,639,434		100.0%	—		3,639,434
Total	3,047,098		4,647,184		7,694,282		95.7%	347,988		8,042,270
Eliminations(2)	(13,968)		(3,535,643)		(3,549,611)		N/A	—		(3,549,611)
Total Revenues	Ps.	3,033,130	Ps.	1,111,541	Ps.	4,144,671	92.3%	Ps.	347,988	Ps.	4,492,659

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

(2)                                  Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	For the Year Ended December 31, 2014
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non-Aeronautical Revenues		Total Aeronautical and Non-Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	1,167,807	Ps.	360,228	Ps.	1,528,035	97.7%	Ps.	36,618	Ps.	1,564,653
Tourist
Acapulco	117,573		22,779		140,352		74.4%	48,313		188,665
Mazatlán	148,781		37,002		185,783		73.6%	66,475		252,258
Zihuatanejo	102,780		19,990		122,770		89.4%	14,504		137,274
Regional
Chihuahua	162,469		34,792		197,261		92.6%	15,719		212,980
Culiacán	223,423		35,022		258,445		88.3%	34,097		292,542
Durango	48,937		7,784		56,721		80.7%	13,598		70,319
San Luis Potosí	84,498		17,508		102,006		87.4%	14,772		116,778
Tampico	124,312		18,183		142,495		91.7%	12,981		155,476
Torreón	98,985		15,671		114,656		90.2%	12,444		127,100
Zacatecas	56,872		7,535		64,407		82.1%	14,036		78,443
Border
Ciudad Juárez	124,252		24,784		149,036		91.5%	13,782		162,818
Reynosa	85,018		10,988		96,006		90.6%	9,988		105,994
Terminal 2 NH Collection Hotel	—		195,742		195,742		100.0%	—		195,742
Other(1)	—		2,441,636		2,441,636		100.0%	—		2,441,636
Total	2,545,707		3,249,644		5,795,351		95.0%	307,327		6,102,678
Eliminations(2)	(13,041)		(2,359,950)		(2,372,991)		N/A	—		(2,372,991)
Total Revenues	Ps.	2,532,666	Ps.	889,694	Ps.	3,422,360	91.8%	Ps.	307,327	Ps.	3,729,687

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

(2)                                  Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

For the Year Ended December 31, 2013
Aeronautical Revenues	Non- Aeronautical Revenues	Total Aeronautical and Non-Aeronautical Revenues	Total Aeronautical and Non-Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues	Total Revenues
(in thousands of pesos)
Metropolitan
Monterrey	Ps.	1,046,621	Ps.	320,774	Ps.	1,367,395	94.8%	Ps.	74,722	Ps.	1,442,117
Tourist
Acapulco	108,420	20,266	128,686	74.6%	43,861	172,547
Mazatlán	136,063	34,719	170,782	92.3%	14,173	184,955
Zihuatanejo	91,203	17,843	109,046	81.7%	24,348	133,394
Regional
Chihuahua	148,028	30,461	178,489	95.1%	9,127	187,616
Culiacán	211,588	32,504	244,092	93.0%	18,294	262,386
Durango	44,341	7,144	51,485	69.0%	23,149	74,634
San Luis Potosí	65,573	14,541	80,114	52.0%	73,874	153,988
Tampico	108,330	15,504	123,834	95.3%	6,116	129,950
Torreón	87,321	14,114	101,435	89.5%	11,887	113,322
Zacatecas	51,282	7,139	58,421	69.0%	26,264	84,685
Border
Ciudad Juárez	112,707	22,460	135,167	93.7%	9,078	144,245
Reynosa	69,919	9,425	79,344	81.7%	17,795	97,139
Terminal 2 NH Collection Hotel	—	176,510	176,510	100.0%	—	176,510
Other(1)	—	2,113,785	2,113,785	100.0%	—	2,113,785
Total	2,281,396	2,837,189	5,118,585	93.6%	352,688	5,471,273
Eliminations(2)	(12,527)	(2,040,688)	(2,053,215)	N/A	—	(2,053,215)
Total Revenues	Ps.	2,268,869	Ps.	796,501	Ps.	3,065,370	89.7%	Ps.	352,688	Ps.	3,418,058

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

(2)                                  Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	For the Year Ended December 31, 2012
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non-Aeronautical Revenues		Total Aeronautical and Non-Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	989,976	Ps.	292,169	Ps.	1,282,145	94.7%	Ps.	72,331	Ps.	1,354,476
Tourist
Acapulco	99,498		18,725		118,223		85.7%	19,665		137,888
Mazatlán	122,061		34,900		156,961		92.9%	11,940		168,901
Zihuatanejo	89,602		17,401		107,003		87.2%	15,708		122,711
Regional
Chihuahua	139,127		27,259		166,386		86.2%	26,654		193,040
Culiacán	194,285		26,605		220,890		77.0%	66,093		286,983
Durango	45,051		6,723		51,774		98.1%	1,015		52,789
San Luis Potosí	63,281		13,836		77,117		89.2%	9,355		86,472
Tampico	105,275		14,938		120,213		93.7%	8,028		128,241
Torreón	77,305		13,259		90,564		89.8%	10,231		100,795
Zacatecas	51,177		6,713		57,890		73.1%	21,343		79,233

	For the Year Ended December 31, 2012
	Aeronautical Revenues		Non- Aeronautical Revenues		Total Aeronautical and Non-Aeronautical Revenues		Total Aeronautical and Non-Aeronautical Revenues as a Percentage of Total Revenues	Construction Revenues		Total Revenues
	(in thousands of pesos)
Border
Ciudad Juárez	110,444		20,563		131,007		82.5%	27,785		158,792
Reynosa	53,719		8,143		61,862		66.2%	31,570		93,432
Terminal 2 NH Collection Hotel	—		158,477		158,477		100.0%	—		158,477
Other(1)	—		2,123,202		2,123,202		100.0%	—		2,123,202
Total	2,140,801		2,782,913		4,923,714		93.9%	321,718		5,245,432
Eliminations(2)	(10,138)		(2,093,956)		(2,104,094)		N/A	—		(2,104,094)
Total Revenues	Ps.	2,130,663	Ps.	688,957	Ps.	2,819,620	89.8%	Ps.	321,718	Ps.	3,141,338

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

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of pesos, except per share and operating data)				(in thousands of dollars)(1)
Statements of Income and Other Comprehensive Income data:
Revenues:
Aeronautical services(2)	2,130,663	2,268,869	2,532,666	3,033,130	3,872,735	187,415
Non-aeronautical services(3)	688,957	796,501	889,694	1,111,541	1,332,762	64,497
Construction services	321,718	352,688	307,327	347,988	344,772	16,685
Total revenues	3,141,338	3,418,058	3,729,687	4,492,659	5,550,269	268,596
Operating costs and expenses:
Costs of services, excluding depreciation and amortization	656,217	725,329	772,946	836,133	900,141	43,561
Major maintenance provision	164,208	263,167	179,932	174,293	262,871	12,721
Cost of construction	321,718	352,688	307,327	347,988	344,772	16,685
Administrative expenses	457,749	501,233	539,753	558,222	642,345	31,085
Right to use airport facilities(4)	137,028	148,159	171,670	209,771	244,215	11,818
Technical assistance fees(5)	67,365	66,643	82,461	97,818	117,987	5,710
Depreciation and amortization(6)	186,803	201,226	223,982	238,809	276,634	13,387
Other income, net	(9,924)	(49,782)	(17,373)	(6,930)	(22,250)	(1,077)
Total operating costs and expenses	1,981,164	2,208,663	2,260,698	2,456,104	2,766,715	133,891
Operating income	1,160,174	1,209,395	1,468,989	2,036,555	2,783,554	134,705
Interest expense	(103,846)	(209,359)	(264,368)	(334,764)	(330,694)	(16,003)
Interest income	27,764	72,650	77,147	80,740	199,600	9,659
Exchange (loss) gain, net	23,168	(6,198)	(22,463)	(33,784)	(29,177)	(1,412)
Income before income taxes	1,107,260	1,066,488	1,259,305	1,748,747	2,623,283	126,949
Income tax (benefit) expense	288,172	(134,876)	232,345	512,110	746,782	36,139
Consolidated net income for the year	819,088	1,201,364	1,026,960	1,236,637	1,876,501	90,810
Items that will not be subsequently reclassified to income:
Actuarial losses on labor obligations	(11,313)	(2,851)	437	(1,286)	3,533	171
Income tax relating to items that will not be subsequently reclassified to profit or loss	3,390	843	(131)	386	(1,060)	(51)
Total comprehensive income for the year	811,165	1,199,356	1,027,266	1,235,737	1,878,974	90,930
Consolidated net income attributable to:
Controlling interest	818,121	1,199,636	1,024,694	1,233,772	1,870,187	90,505
Non-controlling interest	967	1,728	2,266	2,865	6,314	306
Consolidated comprehensive income attributable to:
Controlling interest	810,198	1,197,628	1,025,000	1,232,872	1,872,660	90,624

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of pesos, except per share and operating data)				(in thousands of dollars)(1)
Non-controlling interest	967	1,728	2,266	2,865	6,314	306
Basic and diluted earnings per share of controlling interest(7)	2.0501	3.0062	2.5844	3.1328	4.7614	0.2304
Basic and diluted earnings per ADS(7)	16.4008	24.0496	20.6752	25.0623	38.0912	1.8434
Dividend or reimbursement of capital per share(8)	1.2500	3.0000	3.0000	3.0000	3.5000	0.1694
Other operating data:
Total terminal passengers (thousands of passengers)(9)	12,594	13,292	14,695	16,922	18,764	N/A
Total air traffic movements (thousands of movements)	332	321	337	345	344	N/A
Aeronautical and non-aeronautical revenues per terminal passenger(10)	224	231	233	245	277	13

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands of pesos)				(in thousands of dollars)(1)
Statement of Financial Position data:
Cash and cash equivalents	1,152,433	1,534,006	2,808,149	2,605,196	3,005,792	145,460
Other investments held to maturity	—	—	—	60,445	—	—
Total current assets	1,696,415	2,276,938	3,404,343	3,216,774	4,098,459	198,338
Property, leasehold improvements and equipment, net	2,150,327	2,165,766	2,284,314	2,370,975	2,444,205	118,283
Investment in airport concessions	5,942,989	6,092,046	6,180,277	6,348,605	6,513,514	315,211
Total assets	10,010,410	11,011,453	12,417,880	12,510,336	13,545,323	655,503
Current liabilities	1,216,881	956,989	830,680	968,782	1,108,331	53,636
Total liabilities	3,594,454	4,614,059	6,301,277	6,559,809	6,858,343	331,898
Total shareholders’ equity	6,415,956	6,397,394	6,116,603	5,950,527	6,686,980	323,605

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of pesos)				(in thousands of dollars)(1)
Statement of Cash Flows data:
Net cash flows from operating activities	1,260,413	1,005,246	1,610,772	2,069,331	2,386,146	115,474
Net cash flows used in investing activities	(393,884)	(270,880)	(371,844)	(493,235)	(471,357)	(22,811)
Net cash flows (used in) from financing activities	(237,730)	(352,793)	35,215	(1,779,049)	(1,514,193)	(73,277)
Increase in cash and cash equivalents	628,799	381,573	1,274,143	(202,953)	400,596	19,386

(1)                                  Translated into dollars at the rate of Ps.20.6640 per U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2016.  Per share dollar amounts are expressed in dollars (not thousands of dollars).  Operating data is expressed in units indicated.

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

(7)                                  Based on net income attributable to controlling interest for each year and on 399,060,153 weighted average common shares in 2012, 399,052,350 weighted average common shares in 2013, 396,493,090 weighted average common shares in 2014, 393,826,266 weighted average common shares in 2015 and 392,784,322 weighted average common shares in 2016.  Earnings per ADS are based on the ratio of eight Series B shares per ADS.

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

For the Year Ended December 31,	High	Low	Period End	Average(1)

2012	14.37	12.63	12.96	13.15
2013	13.43	11.98	13.10	12.76
2014	14.79	12.85	14.75	13.30
2015	17.36	14.56	17.20	15.87
2016
October	19.34	18.49	18.79	18.89
November	20.84	18.44	20.46	20.01
December	20.74	20.22	20.62	20.50
2017
January	21.89	20.75	20.84	21.39
February	20.82	19.74	20.00	20.30
March	19.93	18.67	18.83	19.28
April (through April 14)	18.82	18.53	18.53	18.69

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

On December 31, 2016, the U.S. Federal Reserve noon buying rate was Ps.20.62 per U.S.$1.00.  On April 14, 2017, the U.S. Federal Reserve noon buying rate was Ps.18.53 per U.S.$1.00.

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

Our aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries.  In 2014, 2015 and 2016, approximately 67.9%, 67.5% and 69.8% respectively, of our total revenues, and approximately 74.0%, 73.2% and 74.4%, respectively, of the sum of our aeronautical and non-aeronautical revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  We generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, this price regulation system may be amended in the future in a manner that would cause additional sources of our revenues to be regulated.

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

Historically, we have set the prices we charge for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year.  For example, in 2016, our revenues subject to maximum rate regulation represented approximately 93.7% of the amounts we were entitled to earn under the maximum rates for all of our airports.  We may not be able to establish prices in the future that allow us to collect substantially all of the revenues we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months for inflation (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding fuel)).  However, we generally collect passenger charges from airlines 30 to 60 days following the date of each flight.  The tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the subsequent termination of one or more of our concessions.  The peso has historically experienced significant volatility.  From December 31, 2014 to December 31, 2015, the peso depreciated by approximately 16.6%, from Ps.14.75 per U.S.$1.00 on December 31, 2014, to Ps.17.20 per U.S.$1.00 on December 31, 2015.  From December 31, 2015 to December 31, 2016, the peso depreciated by approximately 19.9%, from Ps.17.20 per U.S.$1.00 on December 31, 2015, to Ps.20.62 per U.S.$1.00 on December 31, 2016. On April 14, 2017, the exchange rate was Ps.18.53 per U.S.$1.00.

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

During the second half of 2011, global economic growth decreased due to persistent weaknesses such as the jobs crisis in the United States, the sovereign-debt crises in the Eurozone, which worsened during this period, fiscal problems and the declining prospects for economic growth, especially in developed economies.  In 2010, the U.S. economy showed certain improvement; however, in 2011, the recovery of the U.S. economy slowed slightly, with the gross domestic product (“GDP”) increasing at an annualized real rate of 1.7% and our international passenger traffic decreasing by 7.4%.  In 2012, the recovery of the U.S. economy improved slightly, with the GDP increasing at an annualized real rate of 2.2%.  In 2014 and 2015, the U.S. economy continued to improve, with the GDP increasing at an annualized rate of 2.4% and 2.4%, respectively, in real terms and our international passenger traffic increasing 9.3% and 18.4%, respectively.  In 2016, the U.S. economy showed a slight slowdown, with the GDP increasing at an annualized real rate of 1.6%, and our international passenger traffic increasing by just 0.2%. The Congressional Budget Office forecasts that the real GDP will grow by 2.3% in 2017.  In the event of a new economic downturn, developing countries, which had largely rebounded from the economic and financial crisis in 2009, would be impacted through trade and financial channels.  According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), in 2016, exports from Mexico to the United States represented approximately 80.9% of Mexican exports, 38.9% of foreign direct investment in Mexico originated in the United States, and secondary income, which includes government and private transfers, received from the United States were approximately U.S.$15.7 billion, according to the U.S. Bureau of Economic Analysis.

Our business is particularly dependent on the condition of the U.S. economy and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism.  In 2016, 81.1% of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States.

International events such as decreases in oil prices and the slower growth in the Chinese economy have led to volatility in the international markets and adversely affected the Mexican economy, which has been forced to cut public expenses, as oil output is one of the main source of revenues in Mexico.  In February 2016, the Mexican government announced a cut of Ps.132.3 billion to the 2016 federal annual budget, equivalent to 0.7% of the Mexican GDP, and in June 2016, it announced a second cut of 31.7 billion equivalent to 0.2% of the Mexican GDP.  In addition, the persistent weakness in the European banking system could have an adverse impact on the global economy and the availability of credit, which could in turn have an adverse impact on consumer spending and the Mexican economy in general.

As the demand for aeronautical services in Mexico is substantially dependent on the performance of the Mexican economy, which is in turn highly dependent on the performance of the U.S. economy, a further downturn in the U.S. economy or a disruption in commercial activities among the U.S. and Mexico could cause a material adverse effect on our business, results of operations, prospects and financial condition.  More generally, further downturns in the global economy and/or in the Mexican economy would also adversely affect our business, results of operations, prospects and financial condition.  See also “—Risks Related to Mexico—Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico will adversely affect our business and results of operations.”

Our business could be adversely affected by global political developments, particularly with regard to U.S. policies.

Changes in economic, political and regulatory conditions in the United States or in U.S. laws and policies governing foreign trade and foreign relations could create uncertainty in the international markets and could have a negative impact on the Mexican economy and public finances. This correlation is due, in part, to the high level of economic activity between the two countries generally, including the trade facilitated by the North American Free Trade Agreement (“NAFTA”), as well as physical proximity.

Following the U.S. elections in November 2016 and the change in the U.S. administration for the four-year period from 2017 to 2020, there is uncertainty regarding future U.S. policies with respect to matters of importance to Mexico and its economy, particularly including trade and migration.  In particular, the U.S. administration has raised the possibility of re-negotiating NAFTA.  It stated that if Canada and Mexico do not agree to re-negotiate NAFTA, the United States may withdraw from the agreement.  As a result, on February 1, 2017, the Mexican Government began a 90-day consultation with the Senate and private sector on a potential renegotiation of NAFTA.  Because the Mexican economy is heavily influenced by the U.S. economy, the re-negotiation, or even termination, of NAFTA and/or other U.S. government policies that may be adopted by the new U.S. administration may adversely affect economic conditions in Mexico.  The aforementioned proposal, along with any decision taken by the current U.S. administration and any amendments to NAFTA that have an impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity among the two countries or a slowdown in direct foreign investment in Mexico, could adversely affect our business and our results of operations.

The U.S. administration has also raised the possibility of taking various forms of action in the area of trade, tariffs, immigration and taxation that could affect Mexico. On January 23, 2017, the U.S. President signed an Executive Order directing the United States Trade Representative to withdraw the United States as a signatory to the Trans-Pacific Partnership Agreement (“TPP”), a proposed international trade agreement among twelve Pacific Rim countries, and to permanently withdraw the United States from TPP negotiations. Mexico and other parties are evaluating alternatives following the United States’s decision.

U.S. immigration policies could also affect trade and other relations between Mexico and the U.S. and have other consequences for Mexican Government policies. These factors could have an impact on Mexico’s GDP growth, the exchange rate between the U.S. dollar and the Mexican peso, levels of foreign direct investment and portfolio investment in Mexico, interest rates, inflation, and the Mexican economy generally; which in turn, may have an impact in our business and results of operations.

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

In 2014, 2015 and 2016, approximately 51.5%, 50.7% and 48.1%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport.  As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.

In 2016, domestic passenger traffic to and from Mexico City International Airport increased 6.8% mainly as a result of an increase in flight frequencies by Volaris, Interjet and VivaAerobus.  Even though a new Mexico City international airport with more capacity than the existing airport is being built and is expected to start operations in 2020, we cannot assure you that the existing or new airport’s operations will remain at existing levels or increase in the future.

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

Because a substantial majority of our international flights involve travel to and from the United States, we may be required to comply with security directives of the FAA in addition to the directives of Mexican aviation authorities.  On May 1, 2014 and July 1,

2016, the Mexican Bureau of Civil Aviation published mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  World events such as the terrorist attacks in Paris and Brussels and other attacks attributed to the Islamic State of Iraq and Syria or any other organization could lead to additional security measures taken by the FAA or the ICAO and could require us to incur in additional costs to comply with these measures.  Similarly, our airport operations and passenger volume could be negatively impacted by terrorist attacks on aircrafts, such as those which occurred with international airlines’ aircraft operating over Egypt and the Ukraine in 2015.

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

Historically, a substantial majority of our revenues have been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2014, 2015 and 2016, passenger charges represented 55.5%, 55.6% and 59.2%, respectively, of our total revenues and 60.4%, 60.2% and 63.2%, respectively, of the sum of our aeronautical and non-aeronautical revenues.  Events such as the conflicts in the Middle East, terrorist attacks in Europe and public health crises such as the Severe Acute Respiratory Syndrome, or SARS crisis, the Influenza A(H1N1) crisis and the Ebola crisis have negatively affected in the past the frequency and pattern of air travel worldwide.

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

Higher incidences of crime throughout Mexico, including extortion and drug trafficking in particular, could have an adverse effect on our business, results of operations, prospects and financial condition, as it may decrease the international passenger traffic directed to Mexico from abroad.  The travel warning issued by the U.S. Department of State (Bureau of Consular Affairs) on December 8, 2016 (the “Travel Warning”) urges U.S. citizens to defer non-essential travel to the states of Tamaulipas, Chihuahua, Coahuila (particularly along the border between Piedras Negras and Nuevo Laredo), areas of the state of Jalisco that border the states of Michoacán and Zacatecas, Sinaloa (except the city of Mazatlán), the eastern edge of Sonora, which borders the state of Chihuahua (as well as the city of Ciudad Obregón and south of the city of Navojoa), among others.  The travel warning also recommends to be aware of security when visiting these cities and other regions, such as Durango, the metropolitan area of Monterrey, Ciudad Juárez, San Luis Potosí, the cities of Mazatlán, Zacatecas, and several states. Guerrero (including the cities of Acapulco, Ixtapa, Taxco and Zihuatanejo) remains as a place prohibited for U.S. government personnel, with the exception of trips to Ixtapa/Zihuatanejo by air, where they must exercise caution and remain in tourist areas.

Variations in international fuel prices could directly or indirectly adversely affect our business and results from operations.

International fuel prices, which represent a significant cost for airlines using our airports, have increased in recent months.  In the past, increased costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and in some cases even contributed to filings for bankruptcy by some airlines.  Any substantial variation in fuel prices could have an adverse effect on our results of operations and financial condition.

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

We may not fully recover our investment for the acquisition of the Terminal 2 NH Collection Hotel.

In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the Terminal 2 of Mexico City International Airport, under a lease with Mexico City International Airport that expires in 2029.  A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%.  The Terminal 2 NH Collection Hotel opened in August 2009.  The net amount of our investment in the Terminal 2 NH Collection Hotel as of December 31, 2016, was Ps.265,451 thousand.

In September 2014, the federal government presented the new Mexico City International Airport project, which will be built on 4,430 hectares (17.1 square miles) of land owned by the federal government located in the eastern part of the Mexico Valley.  The new airport will be built in several stages.  The first stage consists of three runways with the ability to have simultaneous operations and a capacity to transport 50 million passengers annually and is expected to start operations in 2020.  As a result, the current Mexico City International Airport could be closed before the expiration of our lease, and we may not be able to continue operating the hotel and the commercial space, which could impact our ability to recover our investment.  In addition, under certain circumstances, the operating lease agreement with the Mexico City International Airport can be terminated by such party with partial or no compensation to us.  If the current Mexico City airport is closed, or the Mexico City International Airport terminates our operating lease agreement, we may not be able to fully recover our investment in the Terminal 2 NH Collection Hotel.

The Terminal 2 NH Collection Hotel faces the challenge of maintaining enough market participation as it continues with its operations.  The occupancy rate of the hotel may not be sufficient to recover our investment.  For the year ended December 31, 2016, annual average occupancy decreased to 79.0% from 80.5% in 2015.  Nevertheless, total revenues amounted to Ps.227,884 thousand, as compared to Ps.212,488 thousand in 2015, and average rates per room were Ps.2,202 in 2016, as compared to Ps.1,968 in 2015.  The occupancy rate of the hotel or the annual average rate may not increase or may decrease in the future.

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

Our business is highly dependent upon revenues from seven of our airports and the Terminal 2 NH Collection Hotel and could be adversely impacted by any condition affecting those businesses.

In 2016, approximately 80.6% of the sum of our aeronautical and non-aeronautical revenues, were generated from seven of our 13 airports and the Terminal 2 NH Collection Hotel operations.  The Monterrey airport generated the most significant portion of our revenues.  The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports, including the percentage of total revenues generated by our hotel services:

Airport	For Year Ended December 31, 2016
Monterrey	45.3%
Culiacán	7.7%
Chihuahua	6.2%
Mazatlán	5.2%
Ciudad Juárez	4.7%
Terminal 2 NH Collection Hotel	4.4%
Tampico	3.6%
Acapulco	3.5%
Six other airports, Servicios Complementarios del Centro Norte and OMA Logística, S.A. de C.V. (“OMA Logística”)	19.4%
Total	100.0%

As a result of the substantial contribution to our revenues from these seven airports and the operation of the Terminal 2 NH Collection Hotel, any event or condition affecting these principal airports or the Terminal 2 NH Collection Hotel could have a material adverse effect on our business, results of operations, prospects and financial condition.

We face risks associated with our diversification activities, which could lead to our inability to recover our investment as planned.

We face risks associated with the nature of the diversification projects that we have developed and in which we participate as shareholders, which could impact our results of operations, prospects and financial condition.  Our Terminal 2 NH Collection Hotel and our Hilton Garden Inn Hotel depend on passenger traffic travel to and from the Mexico City International Airport and the Monterrey airport, respectively, and any event that reduces passenger volume in these airports could adversely affect the results of operations of these hotels.  The passenger traffic volume in such airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve.  Accordingly, there can be no assurance that the passenger traffic volume in such airports will increase or maintain the current level.

Both of the hotels that we operate and our OMA-VYNMSA industrial park could face additional competition from third parties developing similar projects in areas adjacent to the Mexico City and the Monterrey airports.  Furthermore, the continued growth at our OMA-VYNMSA industrial park could also decelerate should there be a slowdown in the Mexican economy.  All such factors could adversely affect the profitability of our non-aeronautical businesses and our ability to recover our investments in such projects.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

If any conflicts with our employees were to arise, including with our unionized employees (which accounted for 55.2% of our total employees as of December 31, 2016), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

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

Of the total aeronautical revenues generated at our airports in 2016, Aeroméxico and its affiliates represented 24.6%, VivaAerobus represented 17.5%, Volaris represented 17.3%, and Interjet represented 15.4%.  None of our contracts with our airline customers obligate them to continue providing service from our airports and, if any of our key customers reduced their use of our airports, competing airlines may not add flights to their schedules to replace any flights no longer handled by our principal airline customers.  Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenues from our key customers.

In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another (unless the flight originated outside Mexico), which limits the number of airlines providing domestic service in Mexico.  On December 18, 2015, the United States and Mexico entered into an Air Transport Agreement with the purpose of promoting and facilitating an international aviation system based on competition among airlines, to facilitate the expansion of international air transport opportunities and ensure the highest degree of safety and security in air transport.  The new agreement, which replaced the agreement that had been in effect since 1960, became effective as of August 21, 2016, after approval by the Mexican Senate and the competent authorities in the United States.  The new agreement provides for an increase in services on existing routes between both nations, as well as the addition of new routes and an increase in the frequency of flights on existing routes.  The agreement also grants Mexican airlines the ability to further penetrate international markets, as it permits airlines from both countries that operate flights between the United States and Mexico, to pick up passengers and continue with the flights to a third country.  This agreement may be modified in the future to provide for international airlines to operate domestic flights in our airports, but until then we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

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

Subsequently, we entered into a series of agreements with the Mexican National Air Transportation Board (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation (most recently in January 2013, covering the period from January 1, 2013 to December 31, 2015), pursuant to which we settled the existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines. Although this agreement has not been renewed as of April 14, 2017, all benefits continue to be provided on the same terms.  Furthermore, we have expanded the benefits of the agreement to all domestic and international airlines operating at our airports, even to those airlines that are not affiliated to the Mexican National Air Transportation Board.   Historically, amounts paid under these agreements have not been material, and we do not expect any current agreement or any similar future agreements with the Mexican National Air Transportation Board or any airline to have a material effect on our results of operations.

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

On November 19, 2014 and March 3, 2015, proposed amendments to Article 115 of the Constitution to eliminate the exemption from the payment of property taxes for the use of public domain assets were filed before the Mexican House of Deputies (Cámara de Diputados).  The initiative was sent to the Constitutional Commission (Comisión de Puntos Constitucionales) of the House of Deputies for review and on July 15, 2016, the Constitutional Commission rejected the initiative.  As of April 14, 2017, no further legislative action had been taken with regard to this proposed amendment.

On October 27, 2015 and October 25, 2016, initiatives to amend certain articles of the Mexican Airport Law were filed with the House of Deputies, in order to make a distinction between assets related to the provision of aeronautical services from assets destined to the provision of commercial services.  The proposed amendments include the obligation to pay municipal taxes and to obtain municipal authorizations in connection with assets related to commercial activities and incorporate a new cause of revocation of concessions if the concessionaire fails to pay any taxes, including the municipal taxes that would become effective if the reform is adopted.  These initiatives are being reviewed by the Transportation Commission (Comisión de Transportes) of the House of Deputies and, if approved, will be returned and submitted for approval with the House of Deputies.  As of April 14, 2017, the Transportation Commission has not issued a determination.  However, if this amendment is adopted, we would incur additional costs to pay the corresponding taxes, and our current ability to develop commercial and diversification activities would be impacted.

Certain reforms to the Mexican Constitutional Protection Law (Ley de Amparo) may cause a material adverse effect on our results of operations.

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

On February 4, 2015, the Apodaca municipality filed a revision appeal (recurso de revisión) with the Federal District Circuit Court to exercise its competence to hear and determine the appeal against the October 2014 judgment of the District Court.  On March 6, 2015, the First Chamber of the Mexican Supreme Court decided to exercise its competence to hear the revision appeal and on August 5, 2015, the First Chamber of the Mexican Supreme Court ruled that the Federal District Circuit Court had competence to hear and resolve the appeal. On June 16, 2016, the Federal District Circuit Court confirmed the October 2014 ruling in favor of the Monterrey airport.

Moreover, in February 2014, the Apodaca municipality filed a constitutional controversy lawsuit against the federal government for its approval of the Monterrey airport’s 2011-2015 master development program as well as the authorization of the construction projects, including the Hilton Garden Inn Hotel, protected under amparo.  The Mexican Supreme Court agreed to hear the constitutional controversy claim but denied the Apodaca municipality’s petition for the suspension of the challenged authorizations and construction projects carried out at the Monterrey airport under the master development program.  On February 18, 2015, the constitutional controversy claim was decided against the Apodaca municipality.  The judgment determined that the constitutional controversy claim was unfounded and declared the federal government’s authorizations to be valid.

Reforms to the Mexican Federal Labor Law (Ley Federal del Trabajo) may cause a material adverse effect on our results of operations.

Amendments to several articles of the Mexican Federal Labor Law became effective on November 30, 2012.  The Mexican Federal Labor Law had not been substantially modified since it was enacted in 1970.  The principal changes resulting from the amendments include:  (i) the creation of new models of employment (seasonal employment and employment following training); (ii) increased flexibility for termination of employment; (iii) a requirement that the monthly total of salaries paid on an hourly basis be no less than the minimum mandatory monthly wage in effect; (iv) the application of regulations under the Mexican Federal Labor Law to personnel employed by services companies; (v) an increase in labor inspectors’ power to review employers; (vi) the addition of sexual harassment and other abuses as justified causes for termination of employment; and (vii) a new profit-sharing scheme for employees.  Our business, results of operations, prospects and financial condition may be materially and adversely impacted as a result of increases in labor costs or modified labor conditions derived from the interpretation of the Mexican courts of these amendments to the Mexican Federal Labor Law.

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

For instance, on November 3, 2016, the Tampico airport flooded due to heavy rains, causing the collapse of part of the bordering fence that affected nearby neighbors. The affected neighbors filed claims for damages against the Tampico airport totaling Ps.4.2 million; however, on November 23, 2016, the insurance carrier rejected the neighbors’ claims alleging that the damage was caused by a natural disaster.

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

To allow the future expansion of the Monterrey airport, in February and June 2007, March and May 2008, July and December 2009 and February, July and December 2010, we completed acquisitions of land surrounding the airport with an aggregate area of 777 hectares (3 square miles), including the construction of a second runway, for an aggregate price of Ps.1,559,381 thousand (U.S.$121.3 million).  Improvements made to airport facilities at our expense may be recognized by the Mexican Bureau of Civil Aviation as part of the Company’s investment in the airport concession.  We received authorization from the Mexican Bureau of Civil Aviation to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 pesos) of our investment in this land to investments included in the 2011—2015 master development program for the Monterrey airport.  We are currently reviewing various possibilities for the recovery of the remaining investment with the Mexican Bureau of Civil Aviation at a cost of Ps.695,759 thousand (amount expressed in nominal 2009 pesos), which was not recognized under the 2016—2020 master development program for the Monterrey airport.  The remaining amount of the investments may not be recognized by the Ministry of Communication and Transportation in the future.

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

We rely on a variety of information technology to manage our operations.  The proper functioning of these systems is critical to the efficient operation and management of our business.  In addition, these systems may require modifications or upgrades as a result of technological changes or growth in our business.  These changes may be costly and disruptive to our operations, and could impose substantial demands on management time.  Our systems may be vulnerable to damage or disruption caused by circumstances beyond our control, such as catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, physical or electronic break-ins, unauthorized access and cyber-attacks.  Currently, our information systems are protected with backup systems, including physical and software safeguards located outside of our offices for protection purposes, and a cold site on critical systems to recover information technology operations; furthermore, we undertake other steps to secure our systems and electronic information from exogenous events.  These safety components reduce the risk of disruptions, failures or security breaches of our information technology infrastructure and are reviewed periodically by external advisors.  Any such disruption, failure or security breach of our information technology infrastructure, including our back-up systems, could have a negative impact on our operations.

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

The Mexican National Water Commission (Comisión Nacional del Agua) has the authority to restrict water use in some of our airports due to water shortage in the north of Mexico, and has enhanced its mechanisms to verify compliance with the fiscal, administrative and technical requirements regarding the extraction and discharge of water.  Concessionaires who fail to comply with any of these requirements may be subject to administrative procedures which may result in the cancellation of water extraction rights and /or the imposition of significant fines.

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

To ensure continuous compliance with all environmental requirements, including those related to water use, we maintain an ISO 14001 certification and has voluntarily registered all its airports to the Environmental Audit Program of the Federal Attorney for Environmental Protection (Procuraduría Federal de Protección al Ambiente).  However, compliance with current or future environmental regulations may require us to incur additional costs in order to bring our airports into compliance, and if we fail to comply with current or future environmental regulations, we may be subject to fines and other sanctions.

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

The ICAO’s security guidelines requires checked baggage on all international commercial flights and domestic commercial flights to undergo a comprehensive screening process for the detection of explosives.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration (“TSA”)) is responsible for screening checked baggage.  On May 1, 2014 and July 1, 2016, the Mexican Bureau of Civil Aviation published mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  In 2015, we completed the purchase and installation of screening equipment in all of our airports to facilitate compliance with the baggage screening guidelines and our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked baggage screening system since March 1, 2012.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process.

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

Risks Related to Our Shareholders

Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”), and SETA control our management, and their interests may differ from those of other shareholders.

As of the date of this report, CONOISA (successor in interest to Aeroinvest, S.A. de C.V. (“Aeroinvest”)) is the beneficial owner of 14.3% of our total capital stock.  CONOISA directly owns Series B shares representing 1.9% of our total capital stock and Series A shares of SETA representing 99.99% of its capital stock (0.01% owned by Empresas ICA).  SETA in turn owns Series BB shares that represent 12.4% of our capital stock.  SETA and CONOISA are each subsidiaries of Empresas ICA, S.A.B. de C.V. (“Empresas ICA”).  Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to our Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, our chief operating officer and our commercial director, and to elect three members of our Board of Directors.  SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws, investment projects and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders.  If at any time after June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB, all of its special rights will remain in place.  The rights and obligations of SETA in our management are explained in “Item 7. Major Shareholders and Related-Party Transactions—Major Shareholders.”

On September 15, 2015, we, at the request of SETA, converted 9,034,000 of our Series BB shares held by SETA to Series B shares.  On October 6, 2016 Aéroports de Paris Management, S.A. (“ADPM”) informed its decision to exercise its option to exchange its 25.5% shareholding in SETA for the Series B shares held by SETA, representing 4.3% of our total capital stock, and its intention to sell the Series B shares through a private placement outside Mexico (see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Change in Ownership of SETA”).

The termination of the Technical Assistance Agreement would also trigger the conversion of SETA’s remaining Series BB shares into Series B shares, resulting in the termination of all of SETA’s special rights.  So long as the Technical Assistance Agreement remains in effect and SETA continues to hold any Series BB shares, it also has the obligation to appoint and nominate the same directors and officers that it currently is entitled to appoint under our bylaws.  The Technical Assistance Agreement sets forth certain qualifications that members of our management appointed by them must have.  The Technical Assistance Agreement was extended for a term that ends on December 31, 2020 and will be automatically extended for successive one-year periods unless any party thereto elects otherwise, so long as CONOISA retains at least 12.75% of SETA’s capital.  For further information on the Technical Assistance Agreement, see “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements Relating to SETA.”

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

The interests of SETA and CONOISA may differ from those of our other shareholders and can be contrary to the preferences and expectations of our other shareholders.  SETA and CONOISA and the officers nominated or appointed by them may not exercise their rights in ways that favor the interests of our other shareholders.  Furthermore, as a result of our board’s decision-making process, officers appointed by SETA and CONOISA may influence decisions taken by the rest of our officers.

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

During the past years, a number of our Series B shares have been granted as collateral under certain financing and derivatives transactions entered into by Aeroinvest (currently CONOISA), or an affiliate, with various creditors.  During the first quarter of 2016, the creditors in certain of such transactions either exercised their right to sell or foreclosed on the shares granted as collateral. As a result, Aeroinvest’s (currently CONOISA’s) holding of Series B shares decreased to 1.9% of our outstanding Series B shares.

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

In 2014, 2015 and 2016, domestic terminal passengers have represented approximately 86.4%, 86.0% and 87.3%, respectively, of the passenger traffic volume in our airports.  In addition, all of our assets are located, and all of our operations are conducted, in Mexico.  Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in Mexico.  As a result, our business, financial condition and results of operations could be adversely affected by any deterioration of the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico or by other negative political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange-rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

The Mexican economy underwent an economic crisis that began in 2008 and continued in 2009 as a result of the impact of the global financial crisis, which affected many emerging economies.  The Mexican economy’s link with the U.S. economy remains very important, and therefore, any downside to the economic outlook of the U.S. may hinder any recovery in Mexico.  This crisis adversely impacted our business. In 2014, GDP increased by 2.6%, and inflation was 4.1%.  In 2015, GDP increased by 2.5%, and inflation was 2.1%. In 2016, GDP increased by 2.3%, and inflation was 3.4%.

During 2016, average reference interest rates in Mexico increased by 254 basis points compared to 2015.  The annualized interest rates on 28-day short-term Mexican treasury bills, or Cetes (Certificados de la Tesorería de la Federación), averaged approximately 4.2%, 3.8%, 3.0%, 3.0% and 4.2% for 2012, 2013, 2014 2015 and 2016, respectively.  To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

National presidential and legislative elections are set to take place in 2018, and could result in political and economic instability.  Multiparty rule is still relatively new in Mexico, and new legislative initiatives could result in economic or political conditions that could materially and adversely affect our business.

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

Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume.  From December 31, 2014 to December 31, 2015, the peso depreciated by approximately 16.6%, from Ps.14.75 per U.S.$1.00 on December 31, 2014, to Ps.17.20 per U.S.$1.00 on December 31, 2015. From December 31, 2015 to December 31, 2016, the peso depreciated by approximately 19.9%, from Ps.17.20 per U.S.$1.00 on December 31, 2015, to Ps.20.62 per U.S.$1.00 on December 31, 2016.  The peso appreciated, reaching Ps.18.53 per U.S.$1.00 on April 14, 2017.

A depreciation of the peso affects our business in the following ways:  (i) international passengers and international flights pay tariffs reported in U.S. dollars, while these tariffs are generally collected in Mexican pesos up to 60 days following the date of each flight; thus, any depreciation of the Mexican peso has a positive impact on our results from operations, which are reported in Mexican pesos; and (ii) we have financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos thus causing foreign exchange losses.  As of December 31, 2016, we had U.S.$14.5 million of liabilities denominated in U.S. dollars, representing 6.3% of our debt.

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

The main result of the tax reforms was the elimination of a previously recognized deferred Business Flat Tax liability and the recognition of deferred asset taxes based only on the Corporate Income Tax at a number of our airports representing Ps.339,325 thousand.  We cannot predict the impact that future federal tax legislation reforms in Mexico may have on our financial condition and results of operations.

The Mexican Government has announced that it will gradually remove price controls on gasoline and diesel over the course of 2017 and 2018, as part of the liberalization of fuel prices in Mexico. On December 27, 2016, the Ministry of Finance and Public Credit announced an increase, effective January 1, 2017, in the maximum gasoline and diesel prices to be applied in certain regions of Mexico, which caused an increase of gasoline prices of up to 20% in those areas. The removal of price controls and the resulting price increases have led to widespread protests across Mexico. We cannot predict the effect of changes in gasoline and diesel prices, and any related political and social unrest, on the Mexican economy or whether the Mexican Government may alter its strategy for price liberalization in the future.

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

In addition, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States.  Therefore, an economic downturn in the United States will significantly adversely impact the Mexican economy.  Furthermore, on November 8, 2016, presidential elections took place in the United States.  The new president has stated the intention to adopt measures and policies directed to protect American producers, including the re-negotiation of the terms of NAFTA, and these announcements have caused high volatility in the financial markets. We cannot assure you that any policies adopted by the new U.S. administration will not have an impact in the market value of our securities, or that the market value of our securities will not be adversely affected by events elsewhere.

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

Investment by SETA and Its Affiliates

In 2000, as part of the first stage of our privatization, the Mexican government sold Series BB shares to SETA in a public bidding process.  Pursuant to this transaction, SETA paid the Mexican government a total of Ps.864,055,578 (amount in nominal pesos, excluding interest) (U.S.$76.0 million based on the exchange rate in effect on the date of SETA’s bid) in exchange for:

•                                          all of our Series BB shares, which currently represent 12.4% of our outstanding capital stock;

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

SETA’s current shareholders are:

•                                          CONOISA, which owns 99.9% of SETA (see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Change in Ownership of SETA”).  CONOISA is a subsidiary of Empresas ICA.  CONOISA also directly owns Series B shares representing 1.9% of our total capital stock.  Based on data from the Mexican Chamber of the Construction Industry (Cámara Mexicana de la Industria de la Construcción) and the Mexican National Institute of Statistics and Geography, Empresas ICA, the parent of CONOISA, is the largest engineering, procurement and construction company in Mexico and the largest provider in Mexico of construction services to both public- and private-sector clients.

•                                          Empresas ICA, which owns 0.01% of SETA. Empresas ICA’s principal line of business is industrial, urban, and housing construction.  Empresas ICA has increased its participation in construction-related businesses both in Mexico and in foreign markets, such as infrastructure operations and mining services.  In addition, Empresas ICA is involved in the development and marketing of real estate, the construction, maintenance and operation of highways, social infrastructure and tunnels and in the management and operation of water supply systems and solid waste disposal systems.  Empresas ICA is listed on the Mexican Stock Exchange.

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2016 amounted to approximately Ps.117,987 thousand.  This agreement is more fully described in “Item 7. Major Shareholders and Related-Party Transactions.”

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

The following table sets forth our current committed investments under our master development programs by airport for 2016 through 2020:

Committed Investments Under Master Development Programs by
Airport for 2016 through 2020

	For the Year Ended December 31,
	2016	2017	2018	2019	2020	Total 2016–2020
	(in thousands of pesos)
Acapulco	254,017	215,698	148,167	34,253	9,085	661,220
Ciudad Juárez	45,126	15,480	25,786	79,702	17,631	183,725
Culiacán	44,756	32,545	30,916	55,067	54,656	217,940
Chihuahua	197,893	161,941	19,847	99,310	21,181	500,172
Durango	34,837	20,784	23,921	74,315	2,712	156,569
Mazatlán	29,136	36,692	35,728	27,329	11,796	140,681
Monterrey	389,777	368,211	380,556	199,863	96,823	1,435,230
Reynosa	195,368	160,624	18,672	10,113	9,454	394,231
San Luis Potosí	35,141	189,459	189,198	16,673	2,114	432,585
Tampico	66,445	110,283	123,764	13,377	15,547	329,416
Torreón	35,483	23,221	16,335	17,745	54,694	147,478
Zacatecas	30,316	9,191	34,681	6,565	26,954	107,707
Zihuatanejo	111,874	66,024	24,842	24,915	109,576	337,231
Total	1,470,169	1,410,153	1,072,413	659,227	432,223	5,044,185

The following table sets forth our current committed investments under our master development programs by category for 2016 through 2020:

Committed Investments Under Master Development Programs by
Category for 2016 through 2020

	For the Year Ended December 31,
	2016	2017	2018	2019	2020	Total 2016–2020
	(in thousands of pesos)
Capacity and quality projects Terminals	675,486	979,485	656,539	304,299	148,532	2,764,341
Projects to meet ICAO directives	67,245	76,005	23,580	14,039	8,272	189,141
Facilities for disabled passengers	5,577	4,206	1,243	2,923	555	14,504
Environmental projects	32,567	7,299	4,301	3,018	1,533	48,718
Projects requested by competent authorities	4,819	1,042	17,341	27,913	—	51,115
Runways and aprons	77,321	53,572	14,124	10,655	3,965	159,637
Machinery and equipment	157,222	73,476	123,074	132,286	101,840	587,898
Operative standards equipment	172,433	95,224	78,628	98,954	38,227	483,466
Security — investments	88,853	34,298	16,677	16,726	11,091	167,645
Information systems — investments	38,040	39,756	27,897	37,230	23,462	166,385
Baggage-screening system — investments	83,793	32,382	90,853	6,941	3,120	217,089
Other	66,813	13,408	18,156	4,243	91,626	194,246
Total	1,470,169	1,410,153	1,072,413	659,227	432,223	5,044,185

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

The following table sets forth our actual capital expenditures, including capital expenditures made pursuant to our master development programs and other strategic capital expenditures by airport for 2014 through 2016:

Actual Capital Expenditures by Airport for 2014 through 2016

	For the Year Ended December 31,
	2014	2015	2016
	(in thousands of pesos)
Acapulco	60,496	84,354	77,069
Ciudad Juárez	15,194	11,391	10,005
Culiacán	45,264	35,579	9,896
Chihuahua	17,131	3,933	16,202
Durango	16,451	4,948	4,478
Mazatlán	69,158	43,502	19,632
Monterrey	44,869	73,221	98,585
Reynosa	10,416	6,384	23,944
San Luis Potosí	16,777	4,760	24,553
Tampico	13,801	9,691	32,157
Torreón	12,733	14,849	5,834
Zacatecas	14,125	10,488	7,789
Zihuatanejo	20,301	60,483	25,822
Other	79,716	184,762	173,427
Total	436,432	548,346	529,393

The following table sets forth our actual capital expenditures by category across all of our airports for 2014 and 2015:

Actual Capital Expenditures by Category for 2014 through 2015

	For the Year Ended December 31,
	2014	2015
	(in thousands of pesos)
Terminals	183,250	255,086
Runways and aprons	62,466	45,939
Machinery and equipment	36,916	21,491
Investments in new business ventures	73,771	126,082
Other	80,029	99,748
Total	436,432	548,346

The following table sets forth our actual capital expenditures by category across all of our airports for 2016:

For the Year Ended December 31,
2016
(in thousands of pesos)
Capacity and quality project	140,989
Projects to meet ICAO directives	13,412
Facilities for disabled passengers	820
Environmental projects	6,616
Projects requested by competent authorities	2,283
Runways and aprons	307,768
Machinery and equipment	12,552
Operative standards equipment	11,657
Security — investments	19,669
Information systems — investments	7,287
Baggage-screening system — investments	5,565
Other	775
Total	529,393

For the year ended December 31, 2016, our capital expenditures totaled Ps.529,393 thousand.  2016 was the first year of the 2016-2020 Master Development Program, and we began designing, bidding and implementing all of the projects to which we committed at the end of 2015.  As a result, our capital expenditures for 2016 were dedicated primarily to our committed investments pursuant to our master development programs.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Uses of Capital” for a further discussion on our actual expenditures made during 2014, 2015 and 2016 and their classification in our consolidated financial statements for such periods.

Our capital expenditures from 2014 through 2016 were allocated to the following types of investments at the majority of our airports:

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

•                                          Baggage-screening system — investments.  We purchased and installed screening equipment in all of our airports to facilitate compliance with the new baggage-screening guidelines to undergo a comprehensive screening process for the detection of explosives.

•                                          Hilton Garden Inn Hotel at the Monterrey airport.  We invested in the construction of the Hilton Garden Inn Hotel at the Monterrey airport, which started operations on August 27, 2015.

•                                          OMA-VYNMSA Industrial Park at the Monterrey airport.  We invested in the urbanization of the OMA-VYNMSA industrial park located in the Monterrey airport, as well as in the construction of the second 5,000 square meters (53,820 square feet) of space for industrial warehouse inaugurated in June 2016, and in a major part of the construction of the third and fourth industrial warehouses of 5,000 and 10,500 square meters (53,820 and 113,021 square feet), respectively.

•                                          OMA Carga at the Monterrey airport. We invested in the construction of a new OMA Carga bonded warehouse in the Monterrey airport with a surface of 1,650 square meters (17,760 square feet), which doubled OMA Carga’s operating capacity. This new facility started operations in February 2017.

BUSINESS OVERVIEW

Our Operations

Through our subsidiaries, we hold concessions to operate, maintain and develop 13 airports in Mexico, which are concentrated in the country’s central and northern regions.  Each of our concessions has a term of 50 years beginning on November 1, 1998.  The term of each of our concessions may be extended by the Ministry of Communications and Transportation under certain circumstances for up to 50 additional years.  The terms of our concessions also include the right to occupy, use and improve the land appurtenant to our airports, which we do not own and which will revert to the Mexican government upon the termination of our concession.  As operator of the 13 airports under our concessions, we charge fees to airlines, passengers and other users for the use of the airports’ facilities.  We also derive rental and other income from commercial and diversification activities conducted at our airports, such as the leasing of space to restaurants and retailers, the operation of parking facilities, the operation of the Terminal 2 NH Collection Hotel and the Hilton Garden Inn Hotel at the Monterrey airport, among others.

We operate 13 airports, which serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlán and Zihuatanejo), seven regional centers (Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas) and two border cities (Ciudad Juárez and Reynosa).  Our airports are located in nine of the 32 Mexican states, covering a territory of approximately 926,421 square kilometers (575,667 square miles), with a population of approximately 27.6 million according to the Mexican National Institute of Statistics and Geography.  All of our airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and to maintain customs and immigration services managed by the Mexican government, as well as refueling services.

According to figures published by the Mexican Bureau of Civil Aviation, our total aviation passenger traffic accounted for approximately 14.8% of all arriving and departing total aviation passengers in Mexico in 2016.

In 2016, we recorded revenues of Ps.5,550,269 thousand (U.S.$268.6 million) and consolidated net income of Ps.1,876,501 thousand (U.S.$90.8 million), the sum of our aeronautical and non-aeronautical revenues was Ps.5,205,497 thousand (U.S.$251.9 million) and our airports handled approximately 18.8 million terminal passengers, an increase of  10.9% with respect to the 16.9 million terminal passengers handled in 2015.

Our airports serve several major international routes, including Monterrey-Houston, Monterrey-Dallas, Monterrey-Atlanta, Monterrey-Las Vegas, Mazatlán-Las Vegas, Mazatlán-Los Angeles and Zihuatanejo-Los Angeles.  Our airports also serve several other major international destinations, including Dallas, Chicago, Phoenix, San Antonio, Los Angeles, Miami, Detroit and New York in the United States and Panama City.  In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada.  Our airports also serve major domestic routes, including Monterrey-Mexico City, which was the country’s busiest domestic route in 2016, with approximately  3.4 million total passengers (including passengers flying directly to the nearby airport of Toluca, which are counted together with those flying to Mexico City), according to the Mexican Bureau of Civil Aviation.  Other major domestic routes served by our airports include Cancún-Monterrey, Mexico City-Chihuahua and Guadalajara-Monterrey, with approximately 979,045, 740,682 and 636,891 total passengers, respectively, in 2016 according to the Mexican Bureau of Civil Aviation.

Our international traffic in 2016 increased by 0.2% compared to 2015, principally as a result of Volaris’ new Culiacán-Phoenix, Durango-Chicago, Monterrey-Chicago and Monterrey-Denver routes.

Monterrey and its metropolitan area is the third largest city in Mexico based on population, with a population of approximately 4.5 million.  Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s eighth largest state based on population.  It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities.  Business travelers account for a substantial portion of passengers at the Monterrey airport.  The airport is our leading airport based on passenger traffic volume, air traffic movements and contribution to revenues and ranked as the fourth busiest airport in Mexico based on passenger traffic volume in 2016, according to data published by the Mexican Bureau of Civil Aviation.  In 2016, our Monterrey airport accounted for approximately 48.9% of our terminal passenger traffic, 44.2% of our total revenues and 45.4% of the sum of our aeronautical and non-aeronautical revenues.

Three of our airports, Acapulco, Mazatlán and Zihuatanejo, serve popular Mexican tourist destinations.  Of these tourist destinations, Acapulco and Mazatlán are the largest, with Acapulco constituting Mexico’s 20th largest international tourist destination and Mazatlán the 17th largest based on the number of visitors in 2016, according to the Mexican Bureau of Civil Aviation.  Acapulco is a principal port of call for cruise ships. In 2016, the Acapulco, Mazatlán and Zihuatanejo airports collectively accounted for 12% of our aggregate terminal passengers, 13.2% of our total revenues and 11.8% of the sum of our aeronautical and non-aeronautical revenues.

Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity, with such diverse economic activities as mining (the Durango and Zacatecas airports), maquiladora manufacturing (the Chihuahua and Torreón airports), petroleum and chemical production (the Tampico airport), agriculture and livestock (the Culiacán airport) and transportation and logistics (the San Luis Potosí airport).  In 2016, these seven regional airports collectively accounted for 30.2% of our aggregate terminal passengers, 27.7% of our total revenues and 27.6% of the sum of our aeronautical and non-aeronautical revenues.

The remaining two airports in the group, the Ciudad Juárez and Reynosa airports, serve cities situated along the border of Mexico and the United States.  Both Ciudad Juárez and Reynosa are popular entry points to the United States.  In 2016, the Ciudad Juárez and Reynosa airports collectively accounted for 8.9% of our aggregate terminal passengers, 7.3% of our total revenues and 7.1% of the sum of our aeronautical and non-aeronautical revenues.

In addition, we have an investment with a Mexican subsidiary of the international hotel operator NH Hoteles SA under Consorcio Grupo Hotelero T2, S.A. de C.V. to develop and operate a 287-room hotel and more than 5,000 square meters (53,820 square feet) of commercial space inside Terminal 2 of Mexico City International Airport under a lease agreement with Mexico City International Airport that expires in 2029.  The Terminal 2 NH Collection Hotel opened in August 2009.

In November 2012, as part of our diversification activities, we signed a strategic alliance agreement with VYNMSA Desarrollo Inmobiliario, S.A. de C.V. (“VYNMSA”), to build and operate an industrial park at the Monterrey airport.  As part of this strategic alliance, 32.4 hectares (0.13 square miles) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park.  The first phase of the industrial park, which was inaugurated on March 20, 2015, included urbanization works and the construction of a 5,000-square-meter (53,820-square-foot) warehouse, for which we signed a 40-month lease agreement that includes a 2,400-square-meter (25,833-square-foot) expansion.  Additionally, we entered into a 42-month lease agreement for a 5,000-square-meter (53,820-square-foot) warehouse that was inaugurated on June 10, 2016, and we finished a major part of the construction of two warehouses of 5,000 and 10,500 square meters (53,820 and 113,021 square feet), respectively.  As of the date of this report, both warehouses are in the process of commercialization.

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

The following table provides summary data for each of our 13 airports for the years ended December 31, 2014, 2015 and 2016:

	For the Year Ended December 31,
	2014						2015						2016
	Terminal Passengers		Sum of Aeronautical and Non-Aeronautical Revenues (1)		Aeronautical and Non- Aeronautical Revenues per Terminal Passenger(2)		Terminal Passengers		Sum of Aeronautical and Non-Aeronautical Revenues(1)		Aeronautical and Non- Aeronautical Revenues per Terminal Passenger (2)		Terminal Passengers		Sum of Aeronautical and Non-Aeronautical Revenues(1)		Aeronautical and Non- Aeronautical Revenues per Terminal Passenger (2)
Airport	(Number in millions)%		(in millions of pesos)%		(pesos)		(Number in millions)%		(in millions of pesos)%		(pesos)		(Number in millions)%		(in millions of pesos)%		(in pesos)
Metropolitan destination:
Monterrey	7.1	48.5	1,528.0	48.4%	214.4		8.5	50.0%	1,927.4	50.4%	227.8		9.2	48.9%	2,359.8	49.3%	257.1
Total metropolitan destination	7.1	48.5	1,528.0	48.4%	214.4	(3)	8.5	50.0%	1,927.4	50.4%	227.8	(3)	9.2	48.9%	2,359.8	49.3%	257.1
Tourist destinations:
Acapulco	0.6	4.3	140.4	4.4%	222.2		0.7	4.3%	166.2	4.3%	227.5		0.7	3.8%	179.7	3.8%	250.1
Mazatlán	0.8	5.4	185.8	5.9%	235.4		0.9	5.0%	209.5	5.5%	245.5		1.0	5.2%	268.4	5.6%	275.7
Zihuatanejo	0.5	3.5	122.8	3.9%	241.6		0.6	3.3%	142.5	3.7%	253.5		0.6	3.0%	167.4	3.5%	300.3
Total tourist destinations	1.9	13.1	448.9	14.2%	232.7	(3)	2.1	12.7%	518.2	13.5%	241.5	(3)	2.3	12.0%	615.5	12.9%	273.6
Regional destinations:
Chihuahua	1.0	6.5	197.3	6.2%	205.2		1.1	6.6%	236.2	6.2%	212.7		1.3	7.0%	321.3	6.7%	246.0
Culiacán	1.3	8.9	258.4	8.2%	197.6		1.4	8.5%	295.9	7.7%	206.6		1.7	9.2%	399.4	8.3%	231.3
Durango	0.3	1.7	56.7	1.8%	221.6		0.3	1.9%	72.3	1.9%	228.8		0.4	2.3%	109.6	2.3%	258.2
San Luis Potosí	0.4	2.5	102.0	3.2%	272.8		0.4	2.6%	119.8	3.1%	269.6		0.5	2.7%	154.0	3.2%	305.4
Tampico	0.7	4.7	142.5	4.5%	206.8		0.8	4.5%	167.0	4.4%	218.6		0.7	3.8%	185.1	3.9%	258.0
Torreón	0.5	3.6	114.7	3.6%	218.9		0.6	3.3%	128.7	3.4%	231.2		0.7	3.4%	171.3	3.6%	264.9
Zacatecas	0.3	1.9	64.4	2.0%	226.3		0.3	1.9%	76.3	2.0%	238.3		0.3	1.8%	97.7	2.0%	284.8
Total regional destinations	4.4	29.9	936.0	29.6%	212.9	(3)	4.9	29.2%	1,096.1	28.7%	221.7	(3)	5.6	30.2%	1,438.4	30.1%	253.7
Border destinations:
Ciudad Juárez	0.8	5.2	149.0	4.7%	193.8		0.9	5.1%	175.4	4.6%	203.1		1.1	5.9%	242.4	5.1%	219.8
Reynosa	0.5	3.2	96.0	3.0%	203.4		0.5	3.0%	108.3	2.8%	213.5		0.6	3.0%	127.7	2.7%	226.4
Total border destinations	1.2	8.4	245.0	7.8%	197.4	(3)	1.4	8.1%	283.7	7.4%	207.0	(3)	1.7	8.9%	370.1	7.7%	222.0
Sum of aeronautical and non-aeronautical revenues(1)	14.7	100	3,158.0	100%	214.9	(3)	16.9	100	3,825.5	100.0%	226.1	(3)	18.8	100%	4,783.8	100%	254.9

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

See Note 26 to our consolidated financial statements for further information by segment.  The Company’s reportable segments under IFRS present its airports, the Terminal 2 NH Collection Hotel, the Hilton Garden Inn Hotel and the OMA-Vynmsa Industrial Park, individually, and information about our holding company and service companies has been combined in the “other segments” line item, as they represent other business activities and are segments that are not required to be reported separately.  For purposes of analysis, segments, which are comprised of our two hotels and three individual airports, which have been grouped into four different regions according to their location:  metropolitan, tourist, regional and border airports.

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.  In, 2014, 2015 and 2016, aeronautical services revenues represented approximately 67.9%, 67.5% and 69.8%, respectively, of our total revenues and 74.0%, 73.2% and 74.4%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

The current agreements between our airports and our principal airline customers provide that payments for passenger charges will be between 30 and 60 days after the invoice delivery date.  In 2016, the weighted average term of payment was 52 days.

International passenger charges are currently U.S. dollar-denominated but are collected in pesos based on the average exchange rate during the month prior to the flight, and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.  Domestic passenger charges are peso-denominated.  In 2014, 2015 and 2016, passenger charges represented approximately 81.7%, 82.3% and 84.9%, respectively, of our aeronautical services revenues, 55.5%, 55.6% and 59.4%, respectively, of our total revenues and 60.4%, 60.2% and 63.2%, respectively, of the sum of aeronautical and non-aeronautical revenues.  Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from all carriers including cargo carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services.  Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client.  In 2014, 2015 and 2016, these charges represented approximately 5.2%, 5.0% and 4.3%, respectively, of our aeronautical services revenues, 3.5%, 3.4% and 3.0%, respectively, of our total revenues and 3.8%, 3.6% and 3.2%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

We collect charges from carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo.  These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client.  Together with our aircraft parking, boarding and unloading charges described above, in 2014, 2015 and 2016, these charges represented approximately 4.5%, 4.5% and 3.9%, respectively, of our aeronautical services revenues, 3.1%, 3.1% and 2.7%, respectively, of our total revenues and 3.4%, 3.3% and 2.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles.  These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client.  In 2014, 2015 and 2016, these charges represented approximately 1.2%, 1.3% and 1.1%, respectively, of our aeronautical services revenues, 0.8%, 0.9% and 0.7%, respectively, of our total revenues and 0.9%,  0.9% and 0.8%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel.  These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight.  Independent subcontractors provide airport security services at our airports.  In 2014, 2015 and 2016, these charges represented approximately 1.2%, 1.2% and 1.0%, respectively, of our aeronautical services revenues, 0.8%, 0.8% and

0.7%, respectively, of our total revenues and 0.9%, 0.9% and 0.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate compliance with the baggage-screening guidelines.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening system since March 1, 2012.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  On May 1, 2014 and July 1, 2016, the Mexican Bureau of Civil Aviation published mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus become subject to potential liability, if Mexican law changes in the future.

Complementary Service Providers

At each of our airports, we earn revenues from charging access and other fees from third-party providers, ramp-handling and baggage-handling services, catering services, aircraft security, providers of aircraft maintenance and repair and fuel.  These access fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of their total revenues.  We currently maintain contracts with 53 companies that provide the majority of these complementary services at our 13 airports.

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

As one of the main parts of our business strategy, we have prioritized increasing our non-aeronautical revenues, seeking new commercial diversification and the development of complementary activities.  As a result of our efforts during the last ten years, our non-aeronautical revenues have increased as a percentage of our revenues.  In 2006, non-aeronautical revenues represented 18.7% of our total revenues, while in 2014, 2015 and 2016, non-aeronautical revenues accounted for approximately 23.9%, 24.7%, and 24.0% of our total revenues, respectively.  Non-aeronautical revenues represented 26.0%, 26.8%, and 25.6% in 2014, 2015 and 2016, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Revenues from Commercial Activities

As another main part of our business strategy to enhance our non-aeronautical revenues, we have prioritized increasing our revenues from commercial activities in our airports through the development and promotion of the “OMA” brand, including the “OMA Plaza” retail brand, as well as the development and promotion of the commercial services described below.  As a result of our efforts, our revenues from commercial activities increased by 14.1% in 2016 as compared to 2015, primarily as a result of the following initiatives:

•                                          Expanding and reconfiguring the commercial space available in our airport terminals.  In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase passengers’ exposure to the commercial businesses operating in our airports.  As a result, during the last ten years, we increased the total area available for commercial activity in our 13 airports by approximately 57.0%, and have more than doubled the commercial area in the Monterrey airport.

•                                          Renegotiating agreements with terminal tenants to be more consistent with market practice.  We have also improved our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports.  We estimate, based on the nature of our tenant operations, that approximately 57.0% of our commercial space is suitable for royalty-based leasing arrangements.  As of December 31, 2016, substantially all of the eligible contracts were represented by royalty-based leasing arrangements.

•                                          Improving the quality of retail offerings in our airports.  Historically, commercial tenants in our terminals consisted of small, often similar, local businesses offering goods and services of limited variety.  We have leased redesigned space formerly occupied by such tenants, as well as newly available space, to more established, internationally recognized businesses in order to improve the quality, diversity and brand recognition of commercial goods and services available to our passengers, which we believe, based in part on market surveys conducted at several of our airports, will increase the sales revenues of our commercial tenants, thereby increasing our revenues from commercial activities.  As a result, our food and beverage service tenants currently offer internationally recognized brands such as Starbucks, Johnny Rockets, Carl’s Jr, Denny’s and Krispy Kreme.  In order to promote commercial development at all of our airports, we encourage commercial tenants to lease bundles of commercial spaces among multiple airports that we operate.

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

Commercial activities in each of our airports currently consist of the following:

•                                          Parking facilities.  Our concessions provide us the right to operate the car parking facilities at all of our airports.  Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they are subject to the regulatory oversight of the Ministry of Communications and Transportation.  In December 2016, we opened a new long-term parking lot with 215 spaces in Terminal A of the Monterrey airport.  This additional capacity benefits our customers offering more comfortable facilities.  This parking lot is 100% covered.

•                                          Advertising.  On January 1, 2016, we signed a new lease and advertising services agreement with SSL Digital, S. A. de C. V. (“SSL”), effective as of January 1, 2016 through December 31, 2024, as part of our initiative to modernize advertising services and increase revenues from this line of business.  This contract replaced the contract that we had with Corporación de Medios Integrales, S.A. de C.V., which expired in 2016.  The agreement sets forth a minimum guaranteed consideration for us and a 60% participation in the revenues generated by SSL in our airports.

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

•                                          VIP Lounges.  We lease space for the OMA Premium Lounge in the Monterrey, Mazatlán, and Culiacán airports and for the American Express-Centurion VIP Lounge in the Monterrey airport, which provide their frequent flyers a luxury waiting lounge with comfortable seating, Internet service, television and free newspapers, among other amenities.

Revenues from Diversification Activities

To enhance our non-aeronautical revenues, we are also focusing our business strategy on generating new services and products to diversify our revenue sources, such as hotel services, air cargo logistics services and real estate services.  We plan to develop land not intended for aeronautical purposes at our airports for industrial, logistical or commercial uses that are directly or indirectly related to airport activities in order to strengthen the airports’ role as focal points of economic development in the cities where they are located.  As a result of our efforts, our revenues from diversification activities increased by 33.7% in 2016 as compared to 2015, primarily as a result of the following initiatives:

•                                          Developments at Mexico City International Airport.  In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease agreement with Mexico City International Airport that expires in 2029.  A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%.  The Terminal 2 NH Collection Hotel opened in August 2009.  For the year ended December 31, 2016, total revenues amounted to Ps.227,884 thousand and annual average occupancy during such period was 79.0%.  In 2016, the annual average rate per room was Ps.2,202.

•                                          Hotel at Monterrey Airport.  In July 2013, we, through our subsidiary OMA Logística, signed an agreement with Grupo Hotelero Santa Fe, a Mexican hospitality investment and operating company, to develop and operate a 134-room hotel at the Monterrey airport under the Hilton Garden Inn brand through an investment of which OMA Logística holds 85% and Grupo Hotelero Santa Fe holds 15%.  The Hilton Garden Inn at the Monterrey airport includes a restaurant and bar, business centers and a fitness center and is easily accessible from Terminals A and B of the airport.  The net investment in the construction of the hotel was Ps.144,532 thousand. For the year ended December 31, 2016, total revenues amounted to Ps.83,625 thousand, and annual average occupancy during such period was 73.0%.  In 2016, the annual average rate per room was Ps.1,954.

•                                          OMA Carga Operations.  We have bonded warehouses and provide cargo logistics services, which include handling, maneuvers, loading and unloading, x-ray screening of exports and temporary warehousing, that operate at the Monterrey, Ciudad Juárez and Chihuahua airports.  Total revenues derived from the Monterrey facility increased by 21.5% to Ps.127,209 thousand, in comparison to revenues from 2015.  This increase resulted from a greater volume of imports and exports through our bonded warehouses.

•                                          Shopping Center and Office Plaza.  Located in the outside areas of Terminal A of the Monterrey airport, the shopping center and office plaza consists of two-story building with commercial space on the lower level and office space for rent on the upper level.

•                                          Office Center for Cargo Logistics Agents.  Leasing of 1,045 square meters (11,248 square feet) of space at the Monterrey airport with an occupancy rate of 95.1% as of December 31, 2016.

•                                          Gasoline Service Station at Monterrey Airport.  In December 2012, a gasoline service station within the Monterrey airport began operations.  The 2,500 square meters (26,910 square feet) of land on which the service station is located is identified for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Pemex Refining, for a renewable term of 15 years.  Grupo ORSAN is responsible for the operation of and all investments in the service station.  In 2016, the leasing of this land to Grupo ORSAN generated revenues of Ps.2,099 thousand.

•                                          Strategic Alliance with VYNMSA.  In November 2012, we, through our subsidiary OMA Logística, signed a strategic alliance agreement with VYNMSA, to build and operate an industrial park at the Monterrey airport, through the company OMA VYNMSA Aero Industrial Park, S.A. de C.V. (in which OMA Logística has a 51% ownership interest and VYNMSA has a 49% ownership interest).  As part of this strategic alliance, 32.4 hectares (0.13 square miles) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park.  The first phase of the industrial park, which was inaugurated on March 20, 2015, included urbanization works and the construction of a 5,000-square-meter (53,820-square-foot) warehouse, for which we signed a 40-month lease agreement that includes a 2,400-square-meter (25,833-square-foot) expansion.  Additionally, we entered into a 42-month lease agreement for a 5,000-square-meter (53,820-square-foot) warehouse that was inaugurated on June 10, 2016, and we finished a major part of the construction of two industrial warehouses of 5,000 and 10,500 square meters (53,820 and 113,021 square feet), respectively.  As of the date of this report, both warehouses are in the process of commercialization.

Revenues from Complementary Activities

Our complementary activities generated 16.1% of our non-aeronautical revenues in 2016.  These include:

•                                          Leasing of space.  Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

•                                          Baggage-Screening Services.  The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006 and all domestic commercial flights as of July 2006 to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate our airline customers’ compliance with the baggage-screening guidelines.  We negotiated an increase to maximum rates as of 2013 with the Mexican Bureau of Civil Aviation to take into account the maintenance costs of baggage-screening systems in all of our airports required by mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16.  Our subsidiary Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening systems at our airports since March 1, 2012.  In 2016, our revenues from the operation of checked-baggage screening system service, which are not subject to maximum rates, amounted to Ps.121,400 thousand.

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

Our Airports

In 2014, 2015 and 2016, our airports served a total of approximately 14.7 million, 16.9 million and 18.8 million terminal passengers, respectively.  All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table sets forth the percentage of terminal passenger traffic generated at our airports per type of destination during 2014, 2015 and 2016:

	Percentage of Total Passenger Traffic
Type of Destination	2014	2015	2016
Metropolitan (Monterrey)	48.5%	50.0%	48.9%
Tourist (Acapulco, Mazatlán and Zihuatanejo)	13.1%	12.7%	12.0%
Border (Ciudad Juárez and Reynosa)	8.5%	8.1%	8.9%
Regional (Culiacán, Chihuahua, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas)	29.9%	29.2%	30.2%

The following tables set forth the passenger traffic volume presented in amounts of (i) total passengers, (ii) terminal departing and arriving passengers and (iii) transit passengers, for each of our airports for the periods indicated:

Passenger Traffic

	For the Year Ended December 31,
	2012			2013			2014			2015			2016
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	546,951	3,469	550,420	617,079	11,896	628,975	631,570	14,319	645,889	730,382	5,420	735,802	718,493	5,478	723,971
Ciudad Juárez	699,394	19,263	718,657	702,904	20,395	723,299	769,029	127,69	781,798	863,760	13,153	876,913	1,102,855	19,262	1,122,117
Culiacán	1,168,380	42,857	1,211,237	1,252,235	39,903	1,292,138	1,307,717	24,045	1,331,762	1,432,315	4,930	1,437,245	1,726,654	12,227	1,738,881
Chihuahua	855,129	21,137	876,266	885,659	20,097	905,756	961,538	22,128	983,666	1,110,513	23,631	1,134,144	1,305,961	31,791	1,337,752
Durango	241,946	3,186	245,132	235,952	2,073	238,025	255,937	29,57	258,894	315,835	5,174	321,009	424,415	7,817	432,232
Mazatlán	669,407	21,210	690,617	731,297	23,012	754,309	789,234	19,100	808,334	853,409	17,176	870,585	973,440	35,656	1,009,096
Monterrey	6,105,910	42,107	6,148,017	6,417,755	35,790	6,453,545	7,128,531	28,686	7,157,217	8,461,917	60,260	8,522,177	9,178,533	18,608	9,197,141
Reynosa	302,934	640	303,574	392,206	742	392,948	472,027	957	472,984	507,186	838	508,024	563,952	545	564,497
San Luis Potosí	271,107	2,099	273,206	261,699	2,362	264,061	373,986	4,265	378,251	444,469	1,596	446,065	504,313	1,467	505,780
Tampico	594,797	5,549	600,346	608,813	8,611	617,424	688,893	15,979	704,872	763,744	9,747	773,491	717,599	8,685	726,284
Torreón	415,244	2,903	418,147	467,398	3,283	470,681	523,783	6,629	530,412	556,449	7,168	563,617	646,898	9,123	656,021
Zacatecas	265,264	836	266,100	259,677	1,006	260,683	284,625	1,656	286,281	320,065	2,817	322,882	343,136	2,802	345,938
Zihuatanejo	457,906	1,075	458,981	459,799	2,345	462,144	508,065	6,727	514,792	562,099	6,156	568,255	557,389	5,835	563,224
Total	12,594,369	166,331	12,760,700	13,292,473	171,515	13,463,988	14,694,935	160,217	14,855,152	16,922,143	158,066	17,080,209	18,763,638	159,296	18,922,934

(1)                                  Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).

(2)                                  Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	For the Year Ended December 31,
	2012			2013			2014			2015			2016
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	232,579	40,949	273,528	278,648	39,174	317,822	274,886	40,702	315,588	329,383	39,643	369,026	323,773	40,745	364,518
Ciudad Juárez	339,438	570	340,008	341,168	544	341,712	373,338	469	373,807	422,071	439	422,510	533,229	4,233	537,462
Culiacán	580,661	15,262	595,923	620,037	16,300	636,337	649,647	16,963	666,610	705,913	15,757	721,670	850,046	20,723	870,769
Chihuahua	383,173	43,082	426,255	396,488	45,894	442,382	424,021	55,237	479,258	488,509	66,048	554,557	587,020	64,486	651,506
Durango	103,273	14,742	118,015	103,045	12,923	115,968	110,107	16,470	126,577	139,890	16,113	156,003	181,066	30,084	211,150
Mazatlán	204,234	130,676	334,910	236,199	129,541	365,740	259,659	137,412	397,071	282,542	145,994	428,536	341,246	145,987	487,233
Monterrey	2,546,737	501,335	3,048,072	2,688,982	512,089	3,201,071	2,999,728	556,128	3,555,856	3,518,133	691,649	4,209,782	3,908,835	661,811	4,570,646
Reynosa	147,230	353	147,583	190,043	261	190,304	229,420	265	229,685	245,030	189	245,219	270,902	244	271,146
San Luis Potosí	79,557	55,929	135,486	76,408	53,975	130,383	121,913	63,540	185,453	144,976	75,117	220,093	167,369	83,748	251,117
Tampico	272,389	26,722	299,111	275,994	28,477	304,471	314,875	31,015	345,890	345,185	30,284	375,469	333,111	27,728	360,839
Torreón	175,251	30,451	205,702	206,272	27,324	233,596	235,919	27,218	263,137	253,366	27,594	280,960	291,377	35,472	326,849
Zacatecas	91,657	42,687	134,344	84,663	46,144	130,807	91,071	52,829	143,900	100,021	61,219	161,240	106,950	65,909	172,859
Zihuatanejo	138,185	91,923	230,108	141,423	91,123	232,546	142,767	108,393	251,160	159,121	119,679	278,800	159,999	116,872	276,871
Total	5,294,364	994,681	6,289,045	5,639,370	1,003,769	6,643,139	6,227,351	1,106,641	7,333,992	7,134,140	1,289,725	8,423,865	8,054,923	1,298,042	9,352,965

	For the Year Ended December 31,
	2012			2013			2014			2015			2016
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Acapulco	253,689	19,734	273,423	282,297	16,960	299,257	301,156	14,826	315,982	348,315	13,041	361,356	340,645	13,330	353,975
Ciudad Juárez	359,065	321	359,386	360,612	580	361,192	394,633	589	395,222	440,887	363	441,250	561,086	4,307	565,393
Culiacán	570,144	2,313	572,457	613,316	2,582	615,898	640,686	421	641,107	710,359	286	710,645	849,603	6,282	855,885
Chihuahua	397,479	31,395	428,874	409,847	33,430	443,277	443,627	38,653	482,280	509,752	46,204	555,956	610,388	44,067	654,455
Durango	114,779	9,152	123,931	111,471	8,513	119,984	120,603	8,757	129,360	153,140	6,692	159,832	194,669	18,596	213,265
Mazatlán	213,690	120,807	334,497	248,913	116,644	365,557	271,600	120,563	392,163	291,938	132,935	424,873	353,629	132,578	486,207
Monterrey	2,616,416	441,422	3,057,838	2,769,936	446,748	3,216,684	3,093,287	479,388	3,572,675	3,626,723	625,412	4,252,135	4,008,793	599,094	4,607,887
Reynosa	154,785	566	155,351	201,373	529	201,902	241,890	452	242,342	261,644	323	261,967	292,452	354	292,806
San Luis Potosí	89,390	46,231	135,621	89,808	41,508	131,316	140,521	48,012	188,533	169,231	55,145	224,376	190,596	62,600	253,196
Tampico	278,529	17,157	295,686	287,686	16,656	304,342	326,042	16,961	343,003	372,402	15,873	388,275	341,655	15,105	356,760
Torreón	178,550	30,992	209,542	205,680	28,122	233,802	233,710	26,936	260,646	248,776	26,713	275,489	300,763	19,286	320,049
Zacatecas	100,209	30,711	130,920	92,046	36,824	128,870	99,187	41,538	140,725	109,894	48,931	158,825	116,216	54,061	170,277
Zihuatanejo	148,135	79,663	227,798	146,895	80,358	227,253	157,268	99,637	256,905	173,799	109,500	283,299	172,528	107,990	280,518
Total	5,474,860	830,464	6,305,324	5,819,880	829,454	6,649,334	6,464,210	896,733	7,360,943	7,416,860	1,081,418	8,498,278	8,333,023	1,077,650	9,410,673

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2016:

Capacity(1) by Airport(2)

Airport	Peak Air Traffic Movements per Hour	Runway Capacity(3)	% Capacity Used
Acapulco	6	40	15.0
Ciudad Juárez	7	20	35.0
Culiacán	9	24	37.5
Chihuahua	10	40	25.0
Durango	4	40	10.0
Mazatlán	8	22	36.4
Monterrey	30	38	78.9
Reynosa	5	18	27.8
San Luis Potosí	6	20	30.0
Tampico	5	22	22.7
Torreón	7	20	35.0
Zacatecas	3	20	15.0
Zihuatanejo	7	20	35.0

(1)                                  Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).

(2)                                  2016 figures.

(3)                                  Air traffic movements per hour.

The following table sets forth the terminal capacity of each of our airports as of December 31, 2016:

Capacity(1) by Airport(2)

Airport	Peak Passenger Traffic Movements per Hour	Terminal Capacity(3)	% Capacity Used
Acapulco	500	967	51.7
Ciudad Juárez	680	621	109.5
Culiacán	890	938	94.9
Chihuahua	835	795	105.0
Durango	337	482	69.9
Mazatlán	752	1,532	49.1
Monterrey Terminal A	1,434	2,077	69.0
Monterrey Terminal B	1,047	1,371	76.4
Monterrey Terminal C	1,199	988	121.4
Reynosa	563	326	172.7
San Luis Potosí	367	479	76.6
Tampico	494	683	72.3
Torreón	468	545	85.9
Zacatecas	324	571	56.8
Zihuatanejo	743	942	78.9

(1)                                  Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).

(2)                                  2016 figures.

(3)                                  Passenger traffic during peak hours.

The following table sets forth the air traffic movements for each of our airports for the periods indicated:

Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
Acapulco	22,595	21,755	24,616	24,452	23,831
Ciudad Juárez	14,766	13,960	13,750	13,699	18,415
Culiacán	42,910	41,482	38,848	36,716	38,611
Chihuahua	32,129	30,390	30,462	31,336	33,869
Durango	19,117	17,734	16,660	17,556	17,324
Mazatlán	18,480	18,104	17,082	16,290	19,685
Monterrey	88,604	90,234	102,462	114,428	115,593
Reynosa	11,603	11,998	12,590	11,705	11,146
San Luis Potosí	21,396	19,092	21,780	20,891	21,719
Tampico	22,299	20,683	21,478	20,724	20,401
Torreón	16,806	16,311	16,820	16,587	17,922
Zacatecas	9,819	8,447	8,958	8,987	8,261
Zihuatanejo	11,538	10,788	11,688	11,685	11,584
Total	332,062	320,978	337,194	345,056	358,361

(1)                                  Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
Acapulco	24.2	28.4	25.7	29.9	30.1
Ciudad Juárez	47.4	50.4	55.9	63.1	59.9
Culiacán	27.2	30.2	33.7	39.0	44.7
Chihuahua	26.6	29.1	31.6	35.4	38.6
Durango	12.7	13.3	15.4	18.0	24.5
Mazatlán	36.2	40.4	46.2	52.4	49.5
Monterrey	68.9	71.1	69.6	73.9	79.4
Reynosa	26.1	32.7	37.5	43.3	50.6
San Luis Potosí	12.7	13.7	17.2	21.3	23.2
Tampico	26.7	29.4	32.1	36.9	35.2
Torreón	24.7	28.7	31.1	33.5	36.1
Zacatecas	27.0	30.7	31.8	35.6	41.5
Zihuatanejo	39.7	42.6	43.5	48.1	48.1
Average of all airports	37.9	41.4	43.6	49.0	52.4

(1)                                  Includes total passengers divided by total air traffic movements.

Air Traffic Movements by Aviation Category(1)

	For the Year Ended December 31,
	2015	2016
Commercial aviation	220,257	232,619
Charter aviation	926	1,022
General aviation and other	123,873	124,720
Total	345,056	358,361

(1)                                  Includes departures and landings for all 13 airports.

Metropolitan Destination

Monterrey International Airport

The Monterrey airport is our most important airport based on passenger traffic (including both domestic and international passengers), air traffic movements and contribution to aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Monterrey airport was the fourth busiest airport in Mexico in 2016 based on commercial and general aviation passenger traffic.  In 2014, 2015 and 2016, it accounted for approximately 48.5%, 50.0% and 48.9%, respectively, of our terminal passenger traffic.

In 2014, 2015 and 2016, a total of 7.1 million, 8.5 million and 9.2 million terminal passengers, respectively, were served by the Monterrey airport.  Of the terminal passengers in 2014, 85.5% were domestic, and 14.5% were international passengers.  In 2015, 84.4% were domestic, and 15.6% were international passengers. In 2016, 86.3% were domestic, and 13.7% were international passengers.   This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 12 commercial airlines and one charter airline operated at this airport during 2016.  In 2016, airlines operating at this airport served 45 direct destinations, including 30 domestic destinations and 15 international destinations.  In 2016, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Guadalajara, El Bajío, Tijuana, Hermosillo, Chihuahua, Querétaro, Veracruz, Houston, Dallas, Atlanta, Chicago, Las Vegas, San Antonio, Detroit, and Panama City.

In 2016, the principal domestic airlines operating at the airport were VivaAerobus, Interjet, Volaris, Aeroméxico Connect, Aeroméxico and Magnicharters.  Aeroméxico Connect started flying to and from Toluca on February 25, 2013 and stopped flying this route on May 30, 2014.  On May 5, 2014, Aeroméxico started flying to and from Aguascalientes, and in June 2014 Aeroméxico opened domestic routes to Cancún, San Luis Potosí, Puerto Vallarta and San José del Cabo.  Aeroméxico stopped flying to and from San José del Cabo on April 11, 2015.  Aeroméxico started flying to and from Tokyo, Japan, Houston and New York on September 19, November 3 and December 8, 2014, respectively.  On January 12, 2015, Aeroméxico started flying to and from Toluca and on October 1 and March 26, 2015, it started flying to and from Tijuana and Miami, respectively. VivaAerobus started flying to and from Querétaro on September 2, 2013 and stopped flying this route on October 24, 2014.  Interjet stopped flying to and from Havana on April 14, 2013 but reopened this route on October 15, 2015.  On June 17, 2016, Volaris started flying to and from Chicago, and on December 1, 2016 started flying to and from Denver.  On June 17, 2014, TAR started flying to and from Tampico; on October 22, 2015, it started flying to and from Mazatlán; and on March 21, 2016, it started flying to and from Cuernavaca.  The principal non-Mexican airlines operating at this airport are United, American Airlines, Delta and Copa.  Delta started flying to and from Los Angeles on November 2, 2014.  On June 4, 2015, American Airlines started flying to and from Miami.

The Monterrey airport is located approximately 21 kilometers (13 miles) from the city of Monterrey, which has a population (including its suburbs) of approximately 4.5 million inhabitants.  Monterrey is Mexico’s third largest city based on population and is one of Mexico’s most productive industrial centers.  It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities.  Monterrey is the capital of the state of Nuevo León, the third largest contributor to Mexico’s GDP.

The Monterrey airport operates 24 hours a day.  The airport currently has two operating runways, one with a length of 3,000 meters (9,842 feet) and the other with a length of 1,800 meters (5,905 feet).  The airport’s runway capacity is 38 air traffic movements per hour.  The airport also has an instrument landing system on runway 29.  The airport occupies a total area of 806.2 hectares (3.11 square miles) and has three commercial passenger terminal buildings (Terminal A, B and C for domestic and international flights) with a total area of approximately 58,145 square meters (625,868 square feet).  The airport has three platforms for commercial aviation operations, one platform for general aviation operations, one platform for air freight operations and eleven taxiways.

The Terminal A building has a total area of approximately 29,080 square meters (313,015 square feet), of which 3,854 square meters (41,484 square feet) is commercial space, a 22-position apron for commercial aviation, a two-position apron for air freight, a five-position apron for general aviation, nine air bridges, an ample boarding lounge for passengers making connections with other flights and other boarding lounges.  Terminal A has 14 boarding gates for international or domestic flights and a public parking facility that accommodates 1,372 vehicles.

The Terminal B building started operations on September 1, 2010, and is used by Aeroméxico, Aeroméxico Connect and Delta.  Terminal B has a total area of approximately 19,187 square meters (206,527 square feet), of which 2,177 square meters (23,433 square feet) is commercial space.  It has two levels plus a mezzanine and includes six air bridges, a 14-position commercial aviation apron and 10 boarding gates.  Terminal B also has a public parking facility that accommodates 624 vehicles.

The Terminal C building has a total area of approximately 9,878 square meters (88,479 square feet), of which 1,294 square meters (13,929 square feet) is commercial space.  This terminal, which commenced operation at year-end 2006, is used by the low-cost carrier VivaAerobus.  Terminal C has four boarding gates and serves eight aircraft positions for commercial aviation.  In January 2012 we concluded the construction of a new modern access to the Terminal C building, more commercial spaces and an additional baggage-claim area, with a total area of approximately 3,420 square meters (36,812 square feet).  Currently, Terminal C has a public parking facility that accommodates 434 vehicles.

The Monterrey airport offers one of Mexico’s most attractive air shipping options, both as a final destination and as a logistical hub.  Its current infrastructure servicing air cargo operations includes bonded terminal warehouses.  An area of 6,565 square meters (70,665 square feet) has been occupied by United Parcel Service and Federal Express since 2004 and DHL and OMA Carga (which we operate directly) since January 2010, as well as by merchandise checkpoint platforms (which can service 18 trailers), facilities for Mexican Customs Officers and parking for 296 cars.  Roadways suitable for trailers and cars that serve the terminal, and dry, temperature-controlled and x-ray facilities are available.

In December 2012, a gasoline service station in the Monterrey airport began operations.  The 2,500 square meters (26,910 square feet) of land on which the service station is located was identified as a site for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Pemex Refining, for a renewable term of 15 years.  Grupo ORSAN is responsible for the operation of and all investments in the service station.  For the year ended December 31, 2016, the leasing of space to Grupo ORSAN generated Ps.2,099 thousand.

To allow the future expansion of the Monterrey airport, including its second runway, in 2009, we completed the acquisition of land strategically located adjacent to the Monterrey airport with an aggregate surface area of 777 hectares (3 square miles) for an aggregate price of Ps.1,159,631 thousand (U.S.$88.8 million) (amount expressed in nominal 2009 pesos).  The acquired land is classified in our financial statements as land owned by the Company at its acquisition value, presented as a fixed asset.  On October 1, 2012, we presented a proposal to the Mexican Bureau of Civil Aviation to recover the cost of our investment in the land, meaning that we requested that the Mexican Bureau of Civil Aviation recognize the acquired land as part of our future investment in the Monterrey airport concession included in the airport’s required master development program investments, rather than as a fixed asset that we own.  On December 4, 2012, we received authorization from the Mexican Bureau of Civil Aviation to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 pesos) in investments included in the 2011— 2015 master development program for the Monterrey airport.  Additionally, during the 2011 master development program review, Ps.77,306 thousand was reallocated due to extraordinary adjustment of the Monterrey airport’s maximum rate under its master development program.  We are currently reviewing various possibilities for the recovery of the remaining investment with the Mexican Bureau of Civil Aviation at a cost of Ps.695,759 thousand (amount expressed in nominal 2009 pesos), which was not recognized under the 2016—2020 master development program for the Monterrey airport.  The actual amounts of recovery are adjusted annually based on the Mexican Producer Index (Índice Nacional de Precios Productor).

On July 22 2016, we sold 200,000 square meters (2,152,782 square feet) of vacant land outside the Monterrey Airport, which was not required for future aeronautical use, for Ps.30 million. The Acapulco airport owned 58.82% of the vacant land and the Zihuatanejo airport owned 41.18%.

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  Historically, Aeropuerto del Norte has been used solely for general aviation operations.  The state of Nuevo León has requested in the past that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations.  To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  The Ministry of Communications and Transportation may authorize such an amendment and that commercial aviation flights will operate from Aeropuerto del Norte in the future.  In addition, we understand that Aeropuerto del Norte is not capable of accommodating commercial passenger traffic with its current infrastructure.

Tourist Destinations

Acapulco International Airport

The Acapulco airport is our seventh most important airport based on passenger traffic and our eighth most important airport based on aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Acapulco airport was the 21st busiest airport in Mexico in 2016 based on commercial and general aviation passenger traffic.  In 2014, 2015 and 2016, it accounted for approximately 4.3%, 4.3% and 3.8%, respectively, of our terminal passenger traffic.

In 2014, 2015 and 2016, a total of 631,570, 730,382 and 718,493 terminal passengers, respectively, were served by the Acapulco airport.  Of the terminal passengers in 2014, 91.2% were domestic, and 8.8% were international.  In 2015, 92.8% were domestic, and 7.2% were international.  In 2016, 92.5% were domestic, and 7.5% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 13 airlines (nine commercial airlines and four charter airlines) operated at this airport during 2016.  In 2016, airlines operating at this airport served twelve direct destinations, including seven domestic destinations and five international destinations.  In 2016, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Tijuana, Monterrey and Toluca.

In 2016, the principal domestic airlines operating at the airport were Aeroméxico Connect, Interjet, Volaris, Aeromar, VivaAerobus, Aeroméxico, and TAR.  Aeroméxico Connect started flying to and from Toluca on March 1, 2013 and stopped flying this route on June 8, 2014.  On March 20, 2014, TAR began flying to and from Querétaro; on June 6, 2014, it began flying to and from Guadalajara; and on November 6, 2016, it began flying to and from Toluca.  On October 26, 2014, Volaris began to fly to and from Mexico City.  The principal non-Mexican airline operating at the airport was United, and its main direct destination was Houston.  Charter airlines operated four charter routes, of which the most popular were Toronto and Montreal.

The Acapulco airport is located approximately 15 kilometers (9 miles) from the city of Acapulco in the state of Guerrero, which has a population (including its suburbs) of 886,975.  Guerrero is Mexico’s 12th largest state based on population, and the city of Acapulco is one of Mexico’s most recognized tourist destinations, of particular importance as a port of embarkation and disembarkation for cruise ships.  We believe that these cruise ship passengers could represent a significant portion of the airport’s terminal passengers.

The Acapulco airport operates 24 hours a day.  The airport has two operating runways and six taxiways.  The principal runway has a length of 3,300 meters (10,827 feet), and the auxiliary runway has a length of 1,700 meters (5,577 feet).  The apron servicing commercial aviation accommodates 15 airplanes, and the general aviation apron accommodates 29 aircraft.

The runway capacity at the Acapulco airport is 40 air traffic movements per hour.  The airport also has two instrument landing systems on for landing in low visibility on runways 10 and 28, which provide precise guidance to assist aircraft during landing.  The airport occupies a total area of 422.2 hectares (1.63 square miles) with a total terminal space of 13,534 square meters (145,679 square feet), of which 1,494 square meters (16,081 square feet) is commercial space.  Besides having the instrument landing system, runway 10-28 has approach lights and flashes on both headers.  Currently, the Acapulco airport has a public parking facility that accommodates 239 vehicles.

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

On July 13, 2016, we started the construction of a new terminal building at Acapulco airport that will have an 18,800 square-meter (202,362 square-foot) surface; with three levels and a mezzanine. The project will have total investment of Ps.$547 million, to be executed over 20 months.

Mazatlán International Airport

The Mazatlán airport is our fifth most important airport based on passenger traffic.  According to the Mexican Bureau of Civil Aviation, the Mazatlán airport was the 17th busiest airport in Mexico in 2016 based on commercial and general aviation passenger traffic.  In 2014, 2015 and 2016, it accounted for approximately 5.4%, 5.0% and 5.2%, respectively, of our terminal passenger traffic.

In 2014, 2015, and 2016, a total of 789,234, 853,409 and 973,440 terminal passengers, respectively, were served by the Mazatlán airport.  Of the terminal passengers in 2014, 67.3% were domestic, and 32.7% were international.  In 2015, 67.3% were domestic, and 32.7% were international. In 2016, 71.4% were domestic, and 28.6% were international.  The airport’s passengers are predominantly domestic tourists who come from Mexico City, Tijuana and Monterrey among other cities and international tourists who come primarily from the United States and Canada.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 15 airlines operate at the airport (12 commercial airlines and three charter airlines).  In 2016, airlines operating at this airport served 20 direct destinations, including eleven domestic destinations and nine international destinations.  Of these destinations, Mexico City, Tijuana, Monterrey, Guadalajara, San José del Cabo, La Paz, Chihuahua and Los Mochis were the domestic routes.  The international destinations served by this airport were Los Angeles and Phoenix in the United States and Calgary and Vancouver in Canada.

In 2016, the principal commercial domestic airlines operating at this airport were VivaAerobus, Aeroméxico Connect, Volaris, Interjet and TAR.  On October 22, 2015, TAR started flying to and from Chihuahua and Monterrey, and on August 11, 2016 began flying to and from Torreón.  On November 7, 2015, American Airlines started flying to and from Los Angeles.  In 2016, the non-Mexican commercial airlines operating at the airport were American Airlines, Alaska Airlines, WestJet and Delta.  The charter airlines were Sunwing Airlines and MN Airlines.  These charter airlines fly to and from Minneapolis in the United States and to and from Toronto and Winnipeg in Canada.

The Mazatlán airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of 502,547.  Mazatlán is the principal tourist destination of the Sinaloa region, with about 9,281 hotel rooms, according to the Mexican Ministry of Tourism (Secretaría de Turismo).  Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

The Mazatlán airport operates 24 hours a day.  Its runway capacity is 22 air traffic movements per hour.  The airport occupies approximately 458 hectares (1.77 square miles) of land.  The airport’s facilities include a terminal building with a total area of 18,835 square meters (202,738 square feet), of which 1,891 square meters (20,355 square feet) is commercial space.  The airport has a commercial aviation apron with 10 positions and a general aviation apron with 24 positions.  In addition, the airport has four air bridges and a public parking facility that accommodates 157 vehicles.  The airport’s runway is 2,702 meters (8,865 feet) long, with four taxiways that connect the commercial and general aviation platforms and includes an instrument landing system on runway 26.

In 2014, the terminal building was expanded by 2,300 square meters (24,757 square feet) and 2,500 square meters (26,919 square feet) of space were refurbished, including the main façade of the airport, waiting area, check-in and inspection points, restrooms and offices.  Commercial spaces were also expanded.

Zihuatanejo International Airport

The Zihuatanejo airport is our tenth most important airport based on passenger traffic.  According to the Mexican Bureau of Civil Aviation, the Zihuatanejo airport was the 29th busiest airport in Mexico in 2016 based on commercial and general aviation passenger traffic.  In 2014, 2015 and 2016, it accounted for approximately 3.5%, 3.3% and 3.0% respectively, of our terminal passenger traffic.

In 2014, 2015 and 2016, a total of 508,065, 562,099 and 557,389 terminal passengers, respectively, were served by the Zihuatanejo airport.  Of the terminal passengers in 2014, 59.1% were domestic, and 40.9% were international.  In 2015, 59.2% were domestic, and 40.8% were international.  In 2016, 59.7% were domestic, and 40.3% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican economic conditions.

A total of 19 airlines operate at the airport (12 commercial airlines and seven charter airlines).  In 2016, airlines operating at this airport served 20 direct destinations, including six domestic destinations and 14 international destinations.  In 2016, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Toluca, Los Angeles, Houston and Phoenix.

In 2016, the principal domestic airlines operating at this airport were Interjet, Aeroméxico Connect, Volaris, and Aeromar and the non-Mexican airlines included Alaska Airlines, United and WestJet.  On December 19, 2015, United Airlines started flying to and from Chicago.  On June 9, 2016 and on November 3, 2016, TAR started flying to and from Toluca and Querétaro, respectively. In 2016, the most important charter airlines operating at this airport were Sunwing Airlines (flying to and from Winnipeg and Calgary in Canada), Air Canada (flying to and from Toronto, Vancouver, Montreal and Calgary), MN Airlines (flying to and from Minneapolis) and Air Transat (flying to and from Montreal).

The Zihuatanejo airport is located approximately 12 kilometers (7 miles) from the city of Zihuatanejo.  Situated in the state of Guerrero, with a population of 124,824 people, the city of Zihuatanejo is one of Mexico’s most attractive tourist destinations, with approximately 5,209 hotel rooms, according to the Ministry of Tourism, a marina, world-class golf courses and a growing residential real estate market.

The Zihuatanejo airport operates 14 hours a day.  The airport has one runway, which is 2,506 meters (8,222 feet) long with a runway capacity of 20 air traffic movements per hour.  The airport’s facilities include a terminal building encompassing an area of 11,302 square meters (121,654 square feet), including 979 square meters (10,538 square feet) of commercial space.  It has a six-position commercial aviation apron, a 19-position general aviation apron and two taxiways.  Currently, the Zihuatanejo airport has a public parking facility that accommodates 171 vehicles.

The quality of services offered at the Zihuatanejo airport has improved as a result of the rehabilitation of its runway, the remodeling and expansion of the departure gate area and the reconfiguration of the passenger and carry-on luggage screening area, which were completed on July 14, 2016.

Regional Destinations

Chihuahua International Airport

The Chihuahua airport is our third most important airport based on passenger traffic and air traffic movements and our third most important airport based on aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Chihuahua airport was the 13th busiest airport in Mexico in 2016 based on commercial and general aviation passenger traffic.  In 2014, 2015 and 2016, it accounted for approximately 6.5%, 6.6% and 7.0%, respectively, of our terminal passenger traffic.

In 2014, 2015 and 2016, a total of 961,538, 1,110,513 and 1,305,961 terminal passengers, respectively, were served by the Chihuahua airport.  Of the terminal passengers in 2014, 90.2% were domestic, and 9.8% were international.  In 2015, 89.9% were domestic, and 10.1% were international.  In 2016, 91.7% were domestic, and 8.3% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of ten commercial airlines operate at the airport.  In 2016, airlines operating at this airport served 15 direct destinations, including twelve domestic destinations and three international destinations.  In 2016, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Monterrey, Guadalajara, Tijuana, Hermosillo, Ciudad Juárez, Dallas and Houston.

In 2016, the principal domestic airlines operating at this airport were Aeroméxico Connect, Volaris, Interjet, VivaAerobus and Aeroméxico and the principal non-Mexican airlines were American Airlines and United.  Volaris started flying to and from Monterrey on March 29, 2014, and to and from Denver on July, 12, 2014.  On October 22, 2015, TAR started flying to and from Ciudad Juárez and Mazatlán, on October 23, 2015, it started flying to and from Culiacán, and on July 18, 2016 and November 3, 2016, it started flying to and from Hermosillo and Torreón, respectively.  On June 17, 2016, VivaAerobus began flying to and from Mexico City and Guadalajara.

The Chihuahua airport is located approximately 18 kilometers (11 miles) from the city of Chihuahua, the capital of the state of Chihuahua.  The city’s population is 878,062.  Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

The Chihuahua airport operates 14 hours a day.  The airport has three runways, with lengths of 2,600 meters (8,530 feet), 2,420 meters (7,940 feet) and 1,100 meters (3,609 feet), respectively.  The runway system has a capacity of 40 air traffic movements per hour.  The airport also has an instrument landing system on runway 36.  The airport occupies a total area of approximately 909.2 hectares (3.51 square miles).  The airport’s facilities include a terminal building with a total area of approximately 7,951 square meters (85,584 square feet), including 896 square meters (9,644 square feet) of commercial space, an eight-position apron for commercial aviation, two aprons with a total of 24 positions for general aviation, four taxiways, a one-position apron for airfreight and one air bridge.  The airport has six gates for international or domestic flights.  Currently, the Chihuahua airport has a public parking facility that accommodates 374 vehicles.

To accommodate growing demand for airfreight services and an expanding local economy, in August 2005 we completed the construction of a cargo area, which includes a warehouse, a customs office, x-ray zones, storage areas and packaging offices.  We currently operate all international cargo operations at this airport directly.

On December 8, 2016, we started an expansion and remodeling of the departure gate area and passenger and carry-on luggage screening area at the Chihuahua airport. The project will be executed over 20 months and is expected to improve the quality of services offered at the Chihuahua airport.

Culiacán International Airport

The Culiacán airport is our second most important airport based on passenger traffic, air traffic movements and contribution to aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Culiacán airport was the 9th busiest airport in Mexico in 2016 based on commercial and general aviation passenger traffic.  In 2014, 2015 and 2016, it accounted for approximately 8.9%, 8.5% and 9.2%, respectively, of our terminal passenger traffic.

In 2014, 2015 and 2016, a total of 1,307,717, 1,432,315 and 1,726,654 terminal passengers, respectively, were served by the Culiacán airport.  Of the terminal passengers in 2014, 98.7% were domestic, and 1.3% were international.  In 2015, 98.9% were domestic, and 1.1% were international.  In 2016, 98.4% were domestic, and 1.6% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation.  In 2014, 2015 and 2016, commercial aviation accounted for approximately 98.0%, 97.7% and 97.1%, respectively, and general aviation accounted for approximately 2.0%, 2.3% and 2.9%, respectively, of the airport’s terminal passenger traffic.

A total of seven commercial airlines operate at the airport.  In 2016, airlines operating at this airport served ten domestic destinations: Tijuana, Mexico City, Monterrey, Guadalajara, San José del Cabo, La Paz, Hermosillo, Mexicali, Chihuahua, and one international destination to Phoenix.

In 2016, the domestic airlines operating at this airport were Volaris, Aeroméxico Connect, Interjet, VivaAerobus, Aeromar, TAR and Aeroméxico.  On March 29, 2015, Volaris started flying to and from La Paz and San José del Cabo, on February 28, 2016, it stopped flying to La Paz, and on May 27, 2016, it started flying to and from Phoenix.  Aeroméxico Connect started flying to and from Loreto on March 24, 2013 but stopped flying this route on April 28, 2014.  Aeroméxico started flying to and from Tijuana on October 1, 2013 but stopped flying this route on March 8, 2015.  On August 21, 2014, Interjet started flying to and from Tijuana.  On October 23, 2015, TAR started flying to and from Chihuahua and La Paz.  VivaAerobus started flying to and from Guadalajara on July 2, 2016.

The Culiacán airport is located approximately 14 kilometers (9 miles) from the city of Culiacán.  The population of the whole municipality is 1,059,617.  Culiacán is the capital of the state of Sinaloa, an important producer of beef and agricultural products.  The potential for growth of exports to the United States could generate an increase in cargo operations at this airport, though growth may not occur, and therefore cargo operations may not increase as a result thereof.

The Culiacán airport operates 16 hours a day.  Its runway capacity is 24 air traffic movements per hour.  The airport occupies a total area of 280.9 hectares (1.08 square miles).  The airport’s facilities include a terminal building with a total area of approximately 11,250 square meters (121,094 square feet), including 1,703 square meters (18,331 square feet) of commercial space, a six-position apron for commercial aviation, a 60-position apron for general aviation, six taxiways and two air bridges.  The Culiacán airport has a public parking facility that accommodates 377 vehicles.

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

Durango International Airport

In 2014, 2015 and 2016, the Durango airport accounted for approximately 1.7%, 1.9% and 2.3%, respectively, of our terminal passenger traffic.

In 2014, 2015 and 2016, a total of 255,937, 315,835 and 424,415 terminal passengers, respectively, were served by the Durango airport.  Of the terminal passengers in 2014, 90.1% were domestic, and 9.9% were international.  In 2015, 92.8% were domestic, and 7.2% were international.  In 2016, 88.5% were domestic, and 11.5% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five commercial airlines operate at the airport.  In 2016, airlines operating at this airport served eight direct destinations, including five domestic destinations and three international destinations: Mexico City, Tijuana, Monterrey, Guadalajara, Puerto Vallarta, Chicago, Los Angeles and Houston.

In 2016, the domestic airlines operating at this airport were Aeroméxico Connect, Volaris, TAR and Aeromar, and the non-Mexican airline was United.  TAR began operating at this airport on March 14, 2014, with two daily flights.  On May 15, 2015, Volaris started flying to and from Tijuana, and on November 6, 2015, Volaris started flying to and from Mexico City.  On December 8, 2015, Volaris started flying to and from Chicago and on July 12, 2016, Volaris started flying to and from Los Angeles.

The Durango airport is located approximately 16 kilometers (10 miles) from the City of Durango, which has a population of 654,876.  The state of Durango is rich in natural resources and is Mexico’s leading producer of gold, silver, lead and zinc.

The Durango airport operates 14 hours a day.  The airport’s runway is 2,900 meters (9,514 feet) long.  The runway has five taxiways and a capacity of 40 air traffic movements per hour.

The airport’s total area is 541.4 hectares (2.09 square miles).  Its facilities include a 3,855 square-meter (41,495 square-foot) terminal building with 138 square meters (1,485 square feet) of commercial space.  It has a four-position commercial aviation apron, a 29-position general aviation apron and a 138-space public parking area.  The airport has one boarding gate for international or domestic flights.

San Luis Potosí International Airport

According to the Mexican Bureau of Civil Aviation, the San Luis Potosí airport was the 32nd busiest airport in Mexico in 2016 based on commercial and general aviation passenger traffic.  In 2014, 2015 and 2016, the San Luis Potosí airport accounted for approximately 2.5%, 2.6% and 2.7%, respectively, of our terminal passenger traffic.

In 2014, 2015 and 2016, a total of 373,986, 444,469 and 504,313 terminal passengers, respectively, were served by the San Luis Potosí airport.  Of the terminal passengers in 2014, 70.2% were domestic, and 29.8% were international.  In 2015, 70.7% were domestic, and 29.3% were international.  In 2016, 71.0% were domestic, and 29.0% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight commercial airlines operate at the airport:  Aeroméxico Connect, Interjet, Volaris, Aeromar, TAR, Magnicharters, American Eagle and United.  In 2016, airlines operating at this airport served seven destinations, including five domestic destinations and two international destinations.  In 2016, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Dallas and Houston.  On October 8, 2015, TAR started flying to and from Puerto Vallarta.

The San Luis Potosí airport operates 24 hours per day and is located approximately 15 kilometers (9 miles) from the city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of 824,229.  The airport has two runways with a total capacity of 20 air traffic movements per hour.  The principal runway is 3,006 meters (9,862 feet) long, and the secondary runway is 1,000 meters (3,281 feet) long.  The airport has a total area of 508.3 hectares (1.96 square miles).  The airport’s facilities include a terminal building with approximately 3,832 square meters (41,247 square feet), including 453 square meters (4,876 square feet) of commercial space, a five-position platform for commercial aviation, two aprons with a total of 27 positions for general aviation, four taxiways, a boarding lounge with four gates and a public parking facility that accommodates 222 vehicles.  The airport’s navigational aids include precision approach path indicators, VHF omnidirectional radio and an instrument landing system on runway 14.

On November 24, 2016, we started an expansion and remodeling of the check-in area, departure gate area and passenger and carry-on luggage screening area at the San Luis Potosí airport. The project will be executed over 20 months and is expected to improve the quality of services offered at the San Luis Potosí airport.

Tampico International Airport

According to the Mexican Bureau of Civil Aviation, the Tampico airport was the 22nd busiest airport in Mexico in 2016 based on commercial and general aviation passenger traffic.  In 2014, 2015 and 2016, it accounted for approximately 4.7%, 4.5%, and 3.8% respectively, of our terminal passenger traffic.

In 2014, 2015 and 2016, a total of 688,893, 763,744 and 717,599 terminal passengers, respectively, were served by the Tampico airport.  Of the terminal passengers in 2014, 93.0% were domestic, and 7.0% were international.  In 2015, 94.0% were domestic, and 6.0% were international.  In 2016, 94.0% were domestic, and 6.0% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six commercial airlines operate at the airport.  In 2016, airlines operating at this airport served nine direct destinations, including eight domestic destinations and one international destination: Mexico City, Monterrey, Cancún, Villahermosa, Guadalajara, Veracruz, Ciudad del Carmen, Mérida and Houston.

In 2016, the domestic airlines operating at the airport were Interjet, Aeroméxico Connect, VivaAerobus, TAR, and Aeromar, and the non-Mexican airline was United.  TAR started flying to and from Monterrey on June, 26, 2014, and on September 16, 2016 and October 7, 2016, it started flying to and from Veracruz and Villahermosa, respectively.  Volaris started flying to and from Mexico City on September 8, 2014, but stopped flying this route on August 31, 2015, and started flying to and from Guadalajara on October 4, 2014 but stopped flying this route on January 3, 2015.  VivaAerobus started flying to and from Guadalajara on June 23, 2014 and started flying to and from Villahermosa on June 24, 2014.  On December 14, 2015, TAR started flying to and from Ciudad del Carmen.

The Tampico airport serves the industrial zone of Tampico, Ciudad Madero and Altamira, which have a combined population of 758,659.  This industrial zone is home to companies in the petroleum and chemical industries.

The Tampico airport operates Monday, Wednesday and Friday from 6:30 a.m. to 9:30 p.m. (local time) and from 6:30 a.m. to 9:00 p.m. on Sunday, Tuesday, Thursday and Saturday.  The airport has three runways in operation.  The principal runway is 2,550 meters (8,366 feet) long, the second runway is 1,221 meters (4,006 feet) in length, and the third runway (used exclusively for Alpha (A) category aircraft and visual flights) is 1,200 meters (3,937 feet) long.  The airport has a capacity of 22 air traffic movements per hour and includes an instrument landing system, which provides precise guidance to assist aircraft during landing.

The airport’s total area is 372.5 hectares (1.44 square miles).  Its facilities include a 6,833-square-meter (73,550-square-foot) terminal building, of which 721 square meters (7,761 square feet) are commercial spaces.  It has a seven-position apron for commercial aviation, a 17-position apron for general aviation, two taxiways and four boarding gates.  Currently, the Tampico airport has a public parking facility that accommodates 264 vehicles.

Torreón International Airport

According to the Mexican Bureau of Civil Aviation, the Torreón airport was the 29th busiest airport in Mexico in 2016 based on commercial and general aviation passenger traffic.  In, 2014, 2015 and 2016, the Torreón airport accounted for approximately 3.6%, 3.3% and 3.4%, respectively, of our terminal passenger traffic.

In 2014, 2015 and 2016, a total of 523,783, 556,449 and 646,898 terminal passengers, respectively, were served by the Torreón airport.  Of the terminal passengers in 2014, 89.7% were domestic, and 10.3% were international.  In 2015, 90.2% were domestic, and 9.8% were international.  In 2016, 91.5% were domestic, and 8.5% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of ten commercial airlines operate at the airport. In 2016, airlines operating at this airport served eleven direct destinations, including nine domestic destinations and two international destinations: Mexico City, Guadalajara, Tijuana, Chihuahua, Monterrey, Ciudad Juárez, El Bajío, Mazatlán, Querétaro, Dallas and Houston.

In 2016, the domestic airlines operating at the airport were Aeroméxico Connect, Interjet, VivaAerobus, Volaris, TAR, Aeroméxico, and Aeromar, and the non-Mexican airlines were American Airlines, United and American Eagle.  VivaAerobus started flying to and from Cancún on June 1, 2013 and stopped flying this route on August 16, 2014.  VivaAerobus also started flying to and from Guadalajara on June 1, 2013 but stopped flying this route on January 5, 2015.  Aeroméxico started flying to and from Monterrey on November 3, 2014 and stopped flying this route on June 26, 2015.  Volaris started flying to and from Mexico City on April 1,

2016.  On July 18, 2016, August 11, 2016 and November 3, 2016, TAR started flying to and from Ciudad Juárez, Mazatlán and Chihuahua, respectively.

The Torreón airport is located in the city of Torreón, which is part of the La Laguna region, Mexico’s top dairy-producing region and an important industrial and commercial region.  Approximately 679,288 people live in the city of Torreón, and approximately 1.3 million people live in La Laguna region.

The Torreón airport operates 14 hours a day.  The airport has two runways.  The principal runway measures 2,755 meters (9,038 feet) in length, and the secondary runway measures 1,467 meters (4,813 feet) in length.  The airport has a runway capacity of 20 air traffic movements per hour.

The airport’s total area is 354.6 hectares (1.37 square miles).  Its facilities include a terminal building of 5,447 square meters (5,863 square feet), of which 477 square meters (5,134 square feet) are commercial space, an eight-position apron for commercial aviation, an eight-position apron for general aviation, one taxiway, five boarding gates, several VIP lounges and one air bridge.  Currently, the Torreón airport has a public parking facility that accommodates 142 vehicles.

Zacatecas International Airport

According to the Mexican Bureau of Civil Aviation, the Zacatecas airport was the 37th busiest airport in Mexico in 2016 based on commercial and general aviation passenger traffic.  In 2014, 2015 and 2016 the Zacatecas airport accounted for approximately 1.9%, 1.9% and 1.8%, respectively, of our terminal passenger traffic.

In 2014, 2015 and 2016, a total of 284,625, 320,065 and 343,136 terminal passengers, respectively, were served by the Zacatecas airport.  Of the terminal passengers in 2014, 66.8% were domestic, and 33.2% were international.  In 2015, 65.6% were domestic, and 34.4% were international.  In 2016, 65.0% were domestic, and 35.0% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport.  In 2016, airlines operating at this airport served five direct destinations, including two domestic destinations and three international destinations: Mexico City, Tijuana, Los Angeles, Chicago and Dallas.

In 2016, the domestic airlines operating at this airport were Volaris, Aeroméxico Connect and Interjet, and the non-Mexican airline was American Airlines.

Located in the center of Mexico, the state of Zacatecas (of which the city of Zacatecas is the capital) is Mexico’s leading silver producer and second leading producer of lead, copper, zinc and gold.  The state of Zacatecas has a population of approximately 1.6 million.

The airport currently operates 24 hours a day.  The airport has one runway, which measures 3,000 meters (9,843 feet) in length.  The runway capacity is 20 air traffic movements per hour.

The airport’s total area is 207.6 hectares (0.80 square miles).  The terminal building is 5,707 square meters (61,430 square feet), of which 337 square meters (3,627 square feet) is commercial area.  It has a three-position apron for commercial aviation, a 14-position apron for general aviation, one boarding gate and a parking lot with 202 parking spaces.

In January 2012, we began construction of a solar park at Zacatecas airport, which we completed in October 2012.  The main objective of the solar park is the generation of sustainable electricity through state-of-the-art technology in solar panels and solar parabolic concentrators.  The solar park installation uses two different photovoltaic generation technologies:  rigid monocrystalline silicon panels and photovoltaic parabolic concentrators, each with an installed capacity of 100 Kw in a land area of approximately 4,000 square meters (43,056 square feet), which in 2016 generated approximately 294,095 Kw/h for the airport, equivalent to approximately 34% of the airport’s total electricity requirements.  We believe that this solar park is among the first at an airport in Latin America.

Border Destinations

Ciudad Juárez International Airport

According to the Mexican Bureau of Civil Aviation, the Ciudad Juárez airport was the 16th busiest airport in Mexico in 2016 based on commercial and general aviation passenger traffic.  In 2014, 2015 and 2016, the Ciudad Juárez airport accounted for approximately 5.2%, 5.1% and 5.9%, respectively, of our terminal passenger traffic.

In 2014, 2015 and 2016, a total of 769,029, 863,730 and 1,102,855 terminal passengers, respectively, were served by the Ciudad Juárez airport.  Of the terminal passengers in 2014, 2015 and 2016, 99.9%, 99.9% and 99.2%, respectively, were domestic.

A total of eight airlines operate at the airport (seven commercial airlines and one charter airline).  In 2016, airlines operating at this airport served 15 direct destinations, all of which were domestic and included 14 commercial routes and one charter routes.  In 2016, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Monterrey, Tijuana and El Bajío.  The Ciudad Juárez airport has general aviation international flights and served one international charter route to Panama in 2016, but, as of the date of this report, the airport does not have any active international commercial routes.

In 2016, the domestic airlines operating at the airport were VivaAerobus, Aeroméxico Connect, Interjet, Volaris, Aeroméxico, TAR and Aerolíneas Damojh, and the non-Mexican airline was Copa Airlines.  Aeroméxico has one daily direct flight to and from Mexico City.  Aeroméxico Connect serves destinations including Mexico City, Chihuahua, Guadalajara, Monterrey and Tijuana.  Aeroméxico Connect stopped flying to and from Hermosillo on October 31, 2014.  Volaris started flying to and from Mexico City on May 30, 2013 and stopped flying this route on May 7, 2015.  Interjet started flying to and from Monterrey on September 12, 2014 and stopped flying this route on February 16, 2015.  TAR started flying to and from Hermosillo and Chihuahua on October 22, 2015, and on July 18, 2016, TAR started flying to and from Manzanillo.

The airport is located in the city of Ciudad Juárez, which is near the U.S. border and has a population of 1,391,180.  The city is a major center of the maquiladora industry.  Because Ciudad Juárez is a popular entry point to the United States many of the airport’s passengers consist of Mexican migrant workers traveling to Ciudad Juárez in order to seek work in the United States.  Although the airport’s passengers are predominantly domestic, its passenger traffic and results of operations are affected by economic conditions in both Mexico and the United States.

The Ciudad Juárez airport operates 14 hours a day.  The airport has two runways.  The principal runway measures 2,700 meters (8,858 feet) in length, and the secondary runway measures 1,710 meters (5,610 feet) in length.  The airport has a capacity of 20 air traffic movements per hour.

The airport’s total area is 367.95 hectares (1.42 square miles).  Its facilities include a terminal building of 6,210 square meters (66,844 square feet), consisting of 735 square meters (7,911 square feet) of commercial space, four boarding gates and two air bridges.  The airport has a seven-position commercial aviation apron, a seven-position general aviation apron, a one-position freight services apron and three taxiways.  Currently, Ciudad Juárez International Airport has a public parking facility that accommodates 300 vehicles.

Reynosa International Airport

According to the Mexican Bureau of Civil Aviation, the Reynosa airport was the 28th busiest airport in Mexico in 2016 based on commercial and general aviation passenger traffic.  In 2014, 2015 and 2016, the Reynosa airport accounted for approximately 3.2%, 3.0% and 3.0%, respectively, of our terminal passenger traffic.

In 2014, 2015 and 2016, a total of 472,027, 507,186 and 563,952 terminal passengers, respectively, were served by the Reynosa airport.  Of the terminal passengers in 2014, 2015 and 2016, 99.8%, 99.9% and 99.9%, respectively, were domestic.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five airlines operate at the airport.  In 2016, airlines operating at this airport served five direct destinations, all of which are domestic destinations: Mexico City, Cancún, Guadalajara, Veracruz and Poza Rica.

In 2016, the domestic airlines operating at this airport were VivaAerobus, Aeroméxico Connect, Interjet, Volaris and Aeromar.  On February 27, 2013, Aeromar stopped flying to and from Victoria City and Tampico.  On April 15, 2016, Volaris started flying to and from Mexico City, and on April 23, 2016, started flying to and from Cancún and Guadalajara.

The airport is located in Reynosa, a city with a population of 646,202 inhabitants bordering the United States near the Gulf of Mexico.  We believe that Reynosa’s robust industrial economic activity and proximity to the United States create the potential for growth in air cargo services.  Because Reynosa is a popular entry point to the United States, many of the airport’s passengers consist of Mexican migrant workers traveling to Reynosa in order to seek work in the United States.  Although the airport’s passengers are predominantly domestic, its passenger traffic and results of operations are affected by economic conditions in both Mexico and the United States.

The Reynosa airport operates 12 hours a day.  The airport has one runway, which is 1,893 meters (6,211 feet) in length and has a runway capacity of 18 air traffic movements per hour.

The airport’s total area is approximately 407.4 hectares (1.57 square miles).  The terminal building is 2,608 square meters (28,072 square feet), which includes 153.9 square meters (1,656 square feet) of commercial area.  It has a four-position apron for commercial aviation, an 11-position apron for general aviation, two taxiways, one boarding gate and a public parking area with 164 spaces.

On December 12, 2016, we started construction of a new terminal at Reynosa airport.  The project includes an expansion and remodeling of the check-in area, inspection point, departure gate area and passenger and carry-on luggage screening area. The project will be executed over 20 months and is expected to improve the quality of services offered at the Reynosa airport.

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2016, over 16 international commercial airlines and nine Mexican commercial airlines operated flights at our 13 airports.  Grupo Aeroméxico and Interjet operated the most flights at our airports, followed by Volaris, VivaAerobus and United Airlines.  In 2016, revenues from Grupo Aeroméxico and its affiliates were Ps.953,628 thousand (U.S.$46.1 million), revenues from VivaAerobus were Ps.677,659 thousand (U.S.$32.8 million), revenues from Volaris totaled Ps.670,791 thousand (U.S.$32.5 million), and revenues from Interjet were Ps.596,192 thousand (U.S.$28.9 million), representing 24.6%, 17.5%, 17.3% and 15.4%, respectively, of our aeronautical revenues from airline customers for 2016.  These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines.

Historically, traditional carriers such as Aeroméxico and Mexicana de Aviación had represented a substantial majority of the Mexican commercial airline market.  In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2016, passengers traveling on discount and low-cost carriers, such as VivaAerobus, Interjet and Volaris, accounted for approximately 58.4% of our commercial aviation passenger traffic.  Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has helped to increase the use of air transportation in Mexico.

Aeroméxico was previously owned by the Mexican government.  In November 2007, the Mexican Government, through NAFIN and IPAB (Instituto para la Protección al Ahorro Bancario) sold all of its remaining ownership interest in Aeroméxico and its affiliates to a group of investors led by Banco Nacional de México (“Banamex”).

Grupo Aeroméxico also controls Aeroméxico Connect, which operates at our airports and previously managed the former largest provider of ramp-handling and baggage-handling services at our airports, Servicios de Apoyo en Tierra, or SEAT, a company governed by a trust controlled by Grupo Aeroméxico and Grupo Mexicana.  SEAT ceased operations on May 11, 2011.  Grupo Aeroméxico created the company Estrategias Especializadas de Negocios, S.A. de C.V., to provide itself with complementary services and also created the company Administradora Especializada en Negocios, S.A. de C.V., to render services to third parties.  Both companies have been authorized by the Mexican Bureau of Civil Aviation and have been in operation since May 12, 2011.

The following table sets forth our principal air traffic customers for the years ended December 31, 2014, 2015 and 2016:

	Percentage of Aeronautical Revenues
Principal Air Traffic Customers	2014	2015	2016
Domestic:
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	26.6%	28.4%	24.7%
VivaAerobus	18.9%	16.4%	17.6%
Interjet	17.4%	17.5%	15.4%
Volaris	11.0%	12.1%	17.3%
Grupo Aeromonterrey (Magnicharters)	2.8%	2.2%	1.9%
Aeromar	1.6%	1.3%	1.0%
I.C.C.S.	0.4%	0.3%	0.2%
Menzies Aviation	0.4%	0.3%	0.2%
DHL Express México	0.3%	0.3%	0.3%
Other	5.6%	5.5%	6.5%
Total domestic	85.0%	84.3%	85.1%

International:
United	4.6%	4.8%	4.7%
American Airlines (including American Eagle)	4.4%	4.6%	4.9%
Delta	1.8%	2.7%	2.2%
Alaska Airlines	1.2%	1.1%	1.1%
US Airways (formerly America West (including Mesa))	0.9%	0.6%	0.0%
Charters	0.1%	0.1%	0.3%
Other	2.0%	1.8%	1.7%
Total international	15.0%	15.7%	14.9%
Total	100.0%	100.0%	100.0%

Complementary Services Customers

As of December 31, 2016, our principal complementary services clients are three principal providers of ramp-handling and baggage-handling services, AGN Aviation Services, S.A. de C.V., Menzies Aviation and Administradora Especializada en Negocios, S.A. de C.V., which provided Ps.11,816 thousand, Ps.7,184 thousand and Ps.5,623 thousand, respectively, of revenues in the form of access fees in 2016.

Our primary catering client is Aerococina, S.A. de C.V., which provided Ps.1,041 thousand in revenues in the aggregate in the form of access fees in 2016.

Principal Non-Aeronautical Services Customers

As of December 31, 2016, we were party to approximately 1,236 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time-share sales and promotions services and tourist information and promotion services.  As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers.  In 2016, our largest commercial customers were SSL Digital, S. A. de C. V. (advertising), Aerocomidas, S.A. de C.V. (food and beverage), Dufry México, S.A. de C.V. (duty free), Operadora Aeroboutiques, S.A. de C.V. (duty paid stores), Alquiladora de Vehículos Automotores, S.A. de C.V. (car rental) and Especialistas en Alta Cocina, S.A. de C.V. (food and beverage).

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

The Mexican Airport and Auxiliary Services agency currently operates 12 small airports in Mexico’s northern region, which collectively served 1,654,178 passengers in 2016, representing an increase of 17.3% from 2015 traffic, mainly as a result of the increases in passenger traffic transported to and from Tepic, Querétaro, Loreto and Colima.

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

For instance, on February 6, 2014, the Mexican government announced that the Ministry Communications and Transport granted to Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V., a concession for 20 years to construct, operate and exploit a civil-aviation airport in the municipality of Bocoyna, Chihuahua, located 250 kilometers (144 miles) from the city of Chihuahua, within an area of 95.5 hectares (0.4 square miles).  The Bocoyna airport is expected to operate daily public and private domestic flights, has an ICAO Category 3C rating and could present competition to our airport located in the municipality of Chihuahua, which has a higher ICAO Category 4D rating and is located 18 kilometers (11.2 miles) from the city of Chihuahua.  As of the date of this report, the Boycona airport has not announced a date for commencement of its operations.

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

Awards and Recognition

As of September 2016, OMA was included in the Dow Jones Sustainability Index (“DJSI”) Emerging Markets. The current DJSI is valid for one year.

We have been included in the Sustainability Index of the Mexican Stock Exchange (Índice Sustentable de la Bolsa Mexicana de Valores) for six years in a row.  The current Sustainability Index is valid through January 31, 2017.

Since December 8, 2006, we have held a multisite ISO 9001 certification for our 13 airports and corporate offices.  Also, since August 15, 2011, we have held multisite ISO 14001:2004 and OHSAS 18001 certifications for our 13 airports and corporate offices.  The three certifications are issued by Lloyd’s Register Quality Assurance.

Ten of our 13 airports have maintained certifications as Safe Companies by the Mexican Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social) for their achievements in the administration of health and safety in the workplace.  The San Luis Potosí airport was the first airport in Mexico to receive such certification in 2011, and in 2015 it was granted the highest recognition by the Ministry of Labor and Social Welfare with a Level III Safe Company Certificate (Certificado de Empresa Segura Nivel III).  The Ministry of Labor and Social Welfare granted Level I Safe Company Certificates (Certificado de Empresa Segura Nivel I) to the Reynosa airport, Level II Safe Company Certificates (Certificado de Empresa Segura Nivel II) to the Acapulco, Ciudad Juárez, Monterrey, Zacatecas and Zihuatanejo airports and the Revalidation of Level III Safe Company Certificates (Certificado de Empresa Segura Revalidación Nivel III) to the Culiacán, Mazatlán, San Luis Potosí and Torreón airports.

In 2013 and 2014, respectively, the Acapulco airport and the Ciudad Juárez airport received the Environmental Quality Certificate (Certificado de Calidad Ambiental) issued by the Federal Attorney for Environmental Protection (Procuraduría Federal de Protección al Ambiente) for compliance with environmental regulations and adoption of environmentally-sound practices.  In 2014, this certificate was renewed for the Ciudad Juárez and Chihuahua airports, in 2015 the Acapulco, Culiacán, Mazatlán and Zihuatanejo airports received new Environmental Quality Certificates valid for two years, and in 2016 the certificate was renewed for the Chihuahua airport and a new certificate was granted for the Tampico airport.

In 2016, for the seventh consecutive year, we received a “Great Place to Work” certificate granted by Great Place to Work Institute®, and were ranked first in the top 100 best companies to work for in the Northeastern Region of Mexico, according to the ranking published by this organization.

On March 2016, for the ninth consecutive year, we received the Socially Responsible Business Distinction (Distintivo de Empresa Socialmente Responsible) granted by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía).

In 2016, for the seventh consecutive year, we received an Addiction-Free Company Certificate (Certificado de Empresa Libre de Adicciones) issued by Premeditest for all of our workplace locations.

In 2014, the Zacatecas airport received a Family Responsibility Company Certificate (Certificado de Empresa Familiarmente Responsible) granted by the Mexican Ministry of Labor and Social Welfare.  This certificate was also granted to the Chihuahua and Tampico airports in 2015 and to the Cualicán, Durango and Reynosa airports in 2016.

In 2014 and 2016, the Zacatecas and the Culiacán airports, respectively, received the Inclusive Company Award (Distintivo Empresa Incluyente) granted by the Ministry of Labor and Social Welfare to companies with good labor practices that promote the inclusion and no discrimination of persons with a disability.

On December 2016, the Torreón airport received the Distinctive “S” (Distintivo “S”) granted by the Ministry of Tourism to companies with good practices in the development of tourism projects and its commitment to global sustainability criteria.

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

On June 8, 2016,  Article 10 BIS was added to the Mexican Airport Law to provide guidance regarding the granting of concession titles and extensions.  Article 10 BIS requires the Ministry of Communications and Transportation to file with the Ministry of Finance and Public Credit, in accordance with the Mexican Airport Law and corresponding regulations, the following: (i) a favorable opinion on the economic profitability of the respective project; (ii) if federal public funds are used to finance part of the project, evidence of the registration of the project with the investment program and project registry maintained by the Ministry of Finance and Public Credit; and (iii) the determination of the fee and duties payable by the concessionaire to the Mexican government, in terms of the applicable law.

We believe we are currently complying in all material respects with the requirements of the Mexican Airport Law and its regulations.  Noncompliance with these regulations could result in fines or other sanctions being assessed by the Ministry of Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times.

On October 10, 2016, the Mexican Civil Aviation Law was amended, granting the right to domestic flight passengers to carry their luggage as long as it complies with the limits on weight, volume and number of items established by the regulations and applicable provisions.  The amendment also establishes that passengers with a disability will have the right to transport wheelchairs, walkers, prostheses, crutches, walking sticks or any other implement, provided that it is for personal use and the item is directly related to the traveler’s disability. In connection with international flight passengers, the Mexican Civil Aviation Law defers to international treaties to set the applicable guidelines.

On February 20, 2014, a bill of the new Federal Economic Competition Law (Ley Federal de Competencia Económica) was submitted to Mexico’s Congress in furtherance and as a result of certain amendments to Mexico’s Constitution passed in 2013.  The bill was enacted and published on May 23, 2014.  The new law grants broader powers to the Mexican Competition Commission, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market.  The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law.  If the Mexican Competition Commission determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product.  As of April 14, 2017, the Mexican Competition Commission had not made any determination that the services we render are considered an essential facility.

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

Concession holders are required to provide airport security, which must include contingent and emergency plans in accordance with the regulations under the Mexican Airport Law.  The security regulations shall be implemented in accordance with the requirements set forth in the National Program for Airport Security.  In addition, the regulations pertaining to the Mexican Airport Law specify that an airport concession holder is responsible for the inspection of passengers and carry-on luggage prior to approaching the departure gates and specify that the transporting airline is responsible for the inspection of checked-in luggage and cargo.  If public order or national security is endangered, the competent federal authorities are authorized to act to protect the safety of aircraft, passengers, cargo, mail, installations and equipment.  On June 1, 2010, the Mexican Bureau of Civil Aviation, along with the Ministry of Communications and Transportation, established new regulations for carry-on luggage.  The regulations contain a list of prohibited items and restrictions on liquids, gels and aerosols.  These rules apply to carry-on luggage on both domestic and international flights.

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

In 2016, approximately 69.8% of our total revenues were earned from aeronautical services subject to price regulation under the maximum rates, and approximately 74.4% of the sum of our aeronautical and non-aeronautical revenues were earned from aeronautical services subject to price regulation under the maximum rates.

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

Current Maximum Rates(1)

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
Acapulco	279.84	277.88	275.93	274.00	272.09
Ciudad Juárez	211.90	210.41	208.94	207.48	206.03
Culiacán	225.64	224.06	222.49	220.93	219.39
Chihuahua	213.41	211.91	210.43	208.95	207.49
Durango	259.10	257.28	255.49	253.70	251.92
Mazatlán	248.90	247.16	245.43	243.71	242.01
Monterrey	206.79	205.34	203.90	202.47	201.06
Reynosa	241.84	240.15	238.46	236.79	235.13
San Luis Potosí	180.48	179.22	177.96	176.72	175.48
Tampico	242.98	241.29	239.60	237.93	236.27
Torreón	256.37	254.57	252.79	251.03	249.27
Zacatecas	271.23	269.32	267.44	265.57	263.72
Zihuatanejo	279.72	277.75	275.81	273.89	271.97

(1)                                  Expressed in constant pesos as of December 31, 2016, as required by the maximum rate regulation.  The maximum rate for each succeeding year from 2016 is reduced by the efficiency factor of 0.70% per year.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City).  On December 31, 2016, the daily minimum wage in Mexico City as of January 1, 2017 was Ps.80.04.  As a result, the maximum penalty at such date could have been Ps.4,002 thousand (U.S.$193,700) per airport.

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

Increases in Maximum Rates Associated with Baggage-Screening Services

On May 1, 2014 and July 1, 2016, the Mexican Bureau of Civil aviation published mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines to provide the service to the airlines.  On November 30, 2012, after negotiation with the Mexican Bureau of Civil Aviation, the maximum rates of our thirteen airports were increased to take into account the maintenance cost incurred due to the operation of baggage-screening equipment.  The maximum rate increase became effective on January 1, 2013.

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

On May 20, 2004, a new Mexican National Assets Law was adopted and published in the Official Gazette of the Federation that, among other things, establishes regulations relating to concessions on real property held in the public domain, including the airports that we operate.  The Mexican National Assets Law establishes additional grounds for revocation of concessions, for failure to pay certain applicable taxes.

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

The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession.  The daily minimum wage in Mexico City as of January 1, 2017 was Ps.80.04.  As a result, the maximum penalty at such date could have been Ps.32,016 thousand (U.S.$1.8 million) per airport.

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

As of April 14, 2017, no such regulatory changes had been enacted.  Although we do not expect that the Competition Commission Chairman’s report or the congressional initiative will result in any regulatory changes in the short term, changes to the airport regulatory framework may occur in the future.

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of April 14, 2017, including our direct and indirect ownership interest in each:

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

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events.  We also maintain general liability insurance but do not maintain business-interruption insurance.  Among other insurance policies, we carry a U.S.$50.0 million insurance policy covering damages to our property resulting from certain terrorist acts and a U.S.$1.0 billion policy covering personal and property damages to third parties.  We also carry a U.S.$200.0 million insurance policy covering damage to our assets and infrastructure.

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

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government.  The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers.  For example, approximately 69.8% of our total revenues in 2016 were earned from aeronautical services and approximately 74.4% of the sum of our aeronautical and non-aeronautical revenues in 2016 were earned from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation and the specific prices that we negotiate with airlines for the provision of aeronautical services.  The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.  In evaluating our aeronautical revenues, we focus principally on workload units, which measure volume, and aeronautical revenues per workload unit, which measures the contribution to aeronautical revenues from each workload unit.

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

During 2016, our business initiatives were focused on maximizing aeronautical revenues and increasing non-aeronautical revenues through (i) the promotion of route development and the optimization of rates; (ii) improving the commercial offerings and the passenger experience inside our airport terminals; (iii) increasing the operations of our current diversification businesses related to airports, such as the Terminal 2 NH Collection Hotel and the Hilton Garden Inn hotel at the Monterrey airport, our OMA Carga business and the OMA-VYNMSA industrial park; and (iv) generating new sources of non-aeronautical revenues through new diversification activities that we expect to increase our revenues in the coming years.

Recent Developments

Change in Ownership of SETA

On October 6, 2016, ADPM informed us of its decision to exercise its option to exchange its 25.5% shareholding in SETA, our strategic partner, for Series B shares held by SETA, which represent 4.3% of our total capital stock, in order to sell these shares through an international private placement. On October 10, 2016, ADPM announced the completion of the sale of all the Series B shares received as a result of the option exercise.  As a result, Empresas ICA, through its wholly-owned subsidiary CONOISA, became the indirect shareholder of 100% of SETA’s capital stock, and continues to hold directly and indirectly 14.3% of our total capital stock. SETA will continue to exercise its rights as our strategic partner and provide us with technical assistance in accordance with the Technical Assistance Agreement. We do not expect that the change our the strategic partner’s ownership will affect our operations.

Inclusion in Dow Jones Sustainability Index for Emerging Markets

We were selected to be included in the Dow Jones Sustainability Index (DJSI) for Emerging Markets. This index represents the highest standard for corporate sustainability based on economic, environmental, social and corporate governance criteria.  This is the first time that we have been selected for inclusion in the DJSI, from among 850 companies in developed economies and emerging markets. Only five companies in Mexico are included in the index, of which only two are in the transportation sector. The selection represents an important achievement for us and our partners, shareholders and employees.

We carry out our operations in accordance with corporate governance best practices, with the vision and commitment to respect and be mindful of the environment, and also by promoting the social well-being of our stakeholders through projects supported by our Sustainability Policy.

The DJSI Global index identifies companies that are leaders in sustainability practices based on the analysis of RobecoSAM and the S&P Dow Jones index methodology.

Construction at Certain of Our Airports

On July 13, 2016, we commenced the works for a new terminal building at our Acapulco airport.  The project, with an estimated investment of Ps.547 million, will have 18,800 square meters (202,362 square feet) of surface area on three levels and a mezzanine.  The new terminal will have the capacity to serve 1.3 million passengers per year. Construction is expected to last 20 months.

On July 14, 2016, we completed the expansion and remodeling of 3,000 square meters (32,292 square feet) of the terminal building at our Zihuatanejo airport. The project, with an investment of Ps.70 million, included the expansion of the boarding gates, the domestic and international baggage claim rooms, additional spaces for migration, and customs, as well as passenger service areas.  The project included the remodeling of the air side facade and a motor lobby in the main entrance to facilitate passenger transportation.

On November 24, 2016, we commenced the works for the expansion and remodeling of the terminal building at our San Luis Potosí airport. The project, with an estimated investment of Ps.400 million, contemplates the expansion and remodeling of the check-in area, departure gate area, and passenger and carry-on luggage screening area. These improvements will increase the airport terminal’s capacity to 1.2 million passengers per year, in a two-level building; totaling 13,000 square meters (139,931 square feet). Construction is expected to last 20 months.

On December 12, 2016, we commenced the works for a new terminal building at our Reynosa airport. The project, with an estimated investment of Ps.302 million, contemplates the expansion and remodeling of the check-in area, departure gate area and passenger and carry-on luggage screening area.  These improvements will increase the airport terminal’s capacity to more than one million passengers per year, in a two-level building; totaling more than 8,000 square meters (86,111 square feet). Construction is expected to last 20 months.

On December 8, 2016, we commenced the works for the expansion and remodeling of the terminal building at our Chihuahua airport. The project, with an estimated investment of Ps.308 million, contemplates the expansion and remodeling of the departure gate area and the passenger and carry-on luggage screening area. These improvements will increase the airport’s capacity to 1.7 million passengers per year; totaling 15,253 square meters (167,088 square feet).  Construction is expected to last 20 months.

New OMA Carga Bonded Warehouse

On February 16, 2017, the new 1,650 square-meter (17,760 square-foot) bonded warehouse at the Monterrey airport received official certification and started operations. This facility doubled OMA Carga’s operating capacity.

Operating Results

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps.20.6640 per U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2016.

Passenger and Cargo Volumes

In 2016, approximately 87.3% of the terminal passengers using our airports were domestic.  Domestic traffic increased by 12.6% and international traffic increased by 0.2% as compared to 2015.  In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States.  Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.  For instance, in 2013, airlines began receiving new aircrafts, which increased flight capacities and, thereby, passenger traffic.  Additionally, in 2014, a new Mexican airline called TAR began operations in several of our airports, which has increased passenger traffic volumes by 640,183 passengers as of December 31, 2016.

Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2014, 2015 and 2016, our 13 airports handled approximately 86,372, 92,776 and 92,212 metric tons of cargo, respectively.  The decrease in air cargo transportation in 2016 was due to an increase in ground cargo transportation.  Increases in our cargo volume are beneficial to us for purposes of the maximum-rate calculations, as cargo increases the number of our workload units.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
Domestic terminal passengers(1)	12,691.56	14,551.00	16,387.95
International terminal passengers(1)	2,003.37	2,371.14	2,375.69
Total terminal passengers(1)	14,694.94	16,922.14	18,763.64
Cargo units(1)	863.72	927.76	922.12
Total workload units(1)	15,558.66	17,849.90	19,685.76
Change in total terminal passengers(2)	10.6%	15.2%	10.9%
Change in workload units(2)	10.0%	14.7%	10.3%

Aeronautical revenues(3)	2,532,666	3,033,130	3,872,735
Change in aeronautical revenues(2)	11.6%	19.8%	27.7%
Aeronautical revenues per workload unit	162.8	169.9	196.7
Change in aeronautical revenues per workload unit(1)(2)	1.5%	4.4%	15.8%

Non-aeronautical revenues(3)	889,694	1,111,541	1,332,762
Change in non-aeronautical revenues(2)	11.7%	24.9%	19.9%
Non-aeronautical revenues per terminal passenger(4)	60.5	65.7	71.0
Change in non-aeronautical revenues per terminal passenger(2)	1.0%	8.6%	8.1%
Non-aeronautical revenues per terminal passenger, excluding hotel services(4)(5)	47.2	52.1	54.4
Change in non-aeronautical revenues per terminal passenger, excluding hotel services(2)(5)	1.28%	10.4%	4.4%

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

In 2016, we served 18.8 million terminal passengers, of which 16.4 million were domestic and 2.4 million were international, and approximately 0.2 million were transit passengers.  The increase in passengers in 2016 was principally due to an increase in the number of routes at several of our airports.

Classification of Revenues

We classify our revenues into three categories: revenues from aeronautical services, revenues from non-aeronautical services and revenues from construction services.  Historically, a substantial majority of our total revenues have been derived from aeronautical services.  For example, in 2016, 69.8%  of our total revenues were derived from aeronautical services, and the remainder of our revenues was derived from non-aeronautical services and construction services.  Aeronautical services represented 74.4% of the sum of our aeronautical and non-aeronautical revenues.

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

Our revenues from non-aeronautical services are not subject to price regulation under our maximum rates and generally includes revenues earned from:  (i) commercial activities, such as car parking (which may be subject to certain municipal regulations, but not to our maximum rates), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as advertising, retail operators, food and beverage providers, car rental companies, time-share sales and promotions service providers, duty-free operators and fees collected from other miscellaneous sources, such as financial services providers, telecommunications providers and other passenger services providers; (ii) diversification activities, which include revenues earned by the operation of the Terminal 2 NH Collection Hotel of Mexico City International Airport, OMA Carga operations (air cargo logistics services), the Hilton Garden Inn hotel at the Monterrey airport and real estate services; and (iii) complementary activities, which principally include our checked baggage-screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations, as well as fees for access to federal zones.

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

Fluctuations in the Peso

From December 31, 2013 to December 31, 2014, the peso depreciated by approximately 12.6%, from Ps.13.10 per U.S.$1.00 on December 31, 2013, to Ps.14.75 per U.S.$1.00 on December 31, 2014.  From December 31, 2014 to December 31, 2015, the peso depreciated by approximately 16.6%, from Ps.14.75 per U.S.$1.00 on December 31, 2014, to Ps.17.20 per U.S.$1.00 on December 31, 2015.  From December 31, 2015 to December 31, 2016, the peso depreciated by approximately 19.9%, from Ps.17.20 per U.S.$1.00 on December 31, 2015, to Ps.20.62 per U.S.$1.00 on December 31, 2016.  The peso appreciated, reaching Ps.18.53 per U.S.$1.00 on April 14, 2017.

A depreciation of the peso affects our business in the following ways:  (i) international passengers pay tariffs denominated in U.S. dollars, and these tariffs are generally collected in Mexican pesos 30 to 60 days following the date of each flight; thus any depreciation of the Mexican peso has a positive impact on our results from operations which are denominated in Mexican pesos and (ii) we have financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos thus causing foreign exchange losses.  As of December 31, 2016, international passenger charges amounted to Ps.810,519 thousand and as of December 31, 2016, we had U.S.$14.5 million of liabilities denominated in U.S. dollars.

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

The following table sets forth our revenues from aeronautical services for the periods indicated:

	For the Year Ended December 31,
	2014		2015		2016
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Aeronautical revenues:
Domestic passenger charges	1,613,023	63.7%	1,863,875	61.5%	2,477,711	64.0%
International passenger charges	455,244	18.0%	632,834	20.9%	810,519	20.9%
Landing charges	130,614	5.2%	150,739	5.0%	167,298	4.3%
Aircraft parking charges	114,950	4.5%	137,749	4.5%	151,246	3.9%
Airport security charges	30,430	1.2%	36,433	1.2%	37,925	1.0%
Passenger walkway charges	29,202	1.2%	38,983	1.3%	40,715	1.1%
Other(1)	159,203	6.2%	172,517	5.6%	187,321	4.8%
Total aeronautical revenues	2,532,666	100.0%	3,033,130	100%	3,872,735	100%

(1)                                  Includes regulated access fees, leasing of space to airlines for their operations and leasing of space in the airside to cargo handling agents and shippers.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and the leasing of space to airlines, every three months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenues per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers.  Historically, our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers.  In 2016, passenger charges represented 84.9% of our aeronautical services revenues.  In 2016, aeronautical services represented 69.8% of our total revenues and 74.4% of the sum of our aeronautical and non-aeronautical revenues.

We seek to offer incentives, including significant discounts on charges for aeronautical services, to encourage carriers to establish new routes and take other measures expected to increase passenger traffic at our airports.  The Mexican Airport Law prevents discriminatory pricing, so incentives we offer must be available to any carrier meeting the conditions specified for those incentives.  In 2014, 2015 and 2016, we offered a general incentive scheme to all airlines that started new routes as well as airlines with increased passenger traffic as compared to 2013, 2014 and 2015, respectively.  The main objective is to promote passenger growth in all of our airports.  We may continue to offer further incentives in the future.

Such initiatives undertaken in the future may not be carried out, and may not increase our passenger traffic volume or our revenues.

In 2016, our aeronautical revenues represented approximately 93.7% of the amount we were entitled to earn under the maximum rates applicable to all of our airports.  To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenues, this percentage could decrease.  We may not be able to collect substantially all of the revenues we are entitled to earn from services subject to price regulation in the future.

Non-Aeronautical Revenues

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services.  The contribution to our total revenues from non-aeronautical services was 24.1% in 2016.  Our non-aeronautical revenues per terminal passenger increased from Ps.65.7 in 2015 to Ps.71.0 in 2016, due primarily to an increase in and improvement of diversification and commercial activities in all of our airports, specially our revenues from hotel services, OMA Carga, advertising, baggage screening services and retail food and beverage. Our non-aeronautical revenues in 2016 represented 25.6% of the sum of our aeronautical and non-aeronautical revenues, and our revenues from commercial activities per terminal passenger increased from Ps.33.7. in 2015 to Ps.34.7 in 2016, due primarily to an increase in and improvement of commercial activities in all of our airports, specially our revenues from food and beverage operations, retail, car rental and parking.

The following table sets forth our revenues from non-aeronautical activities for the periods indicated:

	For the Year Ended December 31,
	2014		2015		2016
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Non-aeronautical revenues:
Commercial activities:
Car parking charges	146,167	16.4%	181,631	16.3%	192,063	14.4%
Advertising	97,078	10.9%	115,579	10.4%	120,591	9.0%
Retail operations(1)	63,017	7.1%	75,975	6.9%	97,631	7.3%
Food and beverage operations	53,862	6.1%	67,187	6.0%	85,995	6.5%
Car rental operators	48,821	5.5%	60,168	5.4%	75,966	5.7%
Time share developers	14,626	1.6%	12,283	1.1%	13,967	1.0%
Financial services	4,740	0.5%	5,930	0.6%	6,457	0.5%
Communications and network	13,337	1.5%	13,120	1.2%	10,362	0.8%
Services to passengers	2,301	0.3%	2,669	0.2%	2,803	0.2%
VIP lounges	6,953	0.8%	10,119	0.9%	16,937	1.3%
Masterkey(2)	1,750	0.2%	1,772	0.2%	911	0.1%
Other commercial revenues(4)	22,507	2.5%	23,421	2.1%	26,787	2.0%
Total commercial activities	475,159	53.4%	569,854	51.3%	650,470	48.8%
Diversification activities:
Hotel services	195,742	22.0%	229,352	20.6%	311,679	23.4%
OMA Carga operations	47,309	5.3%	107,443	9.7%	132,211	9.9%
Real estate services	8,155	1.0%	10,966	1.0%	12,988	1.0%
Industrial services	0	0.0%	0	0.0%	4,952	0.4%
Other diversification revenues(4)	1,996	0.2%	2,088	0.2%	5,852	0.4%
Total diversification activities	253,202	28.5%	349,849	31.5%	467,682	35.1%
Complementary Activities:
Leasing of space(3)	60,692	6.8%	69,376	6.3%	67,784	5.1%
Access rights for complementary service providers	8,729	1.0%	11,156	1.0%	13,984	1.0%
Baggage-screening services	79,090	8.9%	99,974	9.0%	121,400	9.1%

	For the Year Ended December 31,
	2014		2015		2016
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Other complementary revenues(5)	12,822	1.4%	11,332	1.0%	11,442	0.9%
Total complementary activities	161,333	18.1%	191,838	17.3%	214,610	16.1%
Total revenues from non-aeronautical services	889,694	100.0%	1,111,541	100.0%	1,332,762	100.0%

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

(5)                                  Other complementary revenues consist of the recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports, to revenues from passengers’ self-service kiosks (Common-Use Self Service (CUSS)), and to revenues from shared terminal equipment for the airlines’ use located in terminal gates (Common-Use Terminal Equipment (CUTE)).

The majority of our non-aeronautical revenues are derived from commercial activities, which represented 48.8% of our non-aeronautical revenues in 2016.  Commercial activities include car parking charges (which may be subject to government regulation, but not to our maximum rates), rental and royalty payments from third parties operating retail stores and providing commercial services at our airports, such as advertising, food and beverage providers, car rentals, time-share sales and promotions services, duty-free stores and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers.

On an individual basis, our most important source of non-aeronautical revenues is hotel services provided by both Terminal 2 NH Collection Hotel at the Mexico City International Airport and the Hilton Garden Inn Hotel at the Monterrey airport, which represented 23.3% of our non-aeronautical revenues in 2016 and is part of our diversification activities.  Other than hotel services, diversification activities include OMA Carga operations (air and ground cargo logistics services) and real estate services.

Complementary activities represented 16.1% of our non-aeronautical revenues in 2016.  These activities principally include baggage-screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations; as well as fees for access to federal zones.

Operating Costs

Our operating costs have been, and we believe that they will continue to be, funded entirely from our results of operations.  The following table sets forth our operating costs and certain other related information for the periods indicated:

	For the Year Ended December 31,
	2014	2015		2016
	Amount	Amount	% Change	Amount	% Change
	(in thousands of pesos, except percentages)
Operating Costs:
Cost of services:
Employee costs	174,509	191,660	9.8%	203,912	6.4%
Maintenance	135,957	147,923	8.8%	157,740	6.6%
Safety, security and insurance	142,013	153,011	7.7%	167,678	9.6%
Utilities (electricity, cleaning and water)	142,066	135,825	(4.4)%	158,956	17.0%
Real estate leases	35,294	38,265	8.4%	41,031	7.2%
Allowance for doubtful accounts	1,296	(1,103)	N/A	749	N/A
Hotel service costs	34,091	42,742	25.4%	58,607	37.1%
Statutory employee profit sharing	1,226	2,411	96.7%	2,121	(12.0)%
Equipment lease, fees and other	106,494	125,399	17.8%	109,347	(12.8)%
Total cost of services	772,946	836,133	8.2%	900,141	7.7%
Major maintenance provision	179,932	174,293	(3.1)%	262,871	50.8%
Construction costs	307,327	347,988	13.2%	344,772	(0.9)%
Administrative expenses	539,753	558,222	3.4%	642,345	15.1%
Concession taxes	171,670	209,771	22.2%	244,215	16.4%
Technical assistance fees	82,461	97,818	18.6%	117,987	20.6%
Depreciation and amortization(1)	223,982	238,809	6.6%	276,634	15.8%
Other income, net	(17,373)	(6,930)	(60.1)%	(22,250)	221.1%
Total operating costs	2,260,698	2,456,104	8.6%	2,766,715	12.6%

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

Every quarter, the major maintenance provision is revised to update the amount that has been provided for in order to keep the provision as accurate as possible.  The provision could increase or decrease, as a result of certain events, such as, on the one hand, a contingency in an airport that requires immediate major maintenance, other maintenance that has been delayed or, on the other hand, an asset that does not need maintenance, in which case resources can be better used for other activities.

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

Technical Assistance Fee

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers technical assistance and technological and industry knowledge and experience to us in exchange for a fee.  The technical assistance fee for each of 2001 and 2002 was fixed at U.S.$5.0 million (adjusted annually for U.S. inflation).  For the remainder of the original contract term, the fee was equal to the greater of U.S.$3.0 million adjusted annually for inflation (measured by the U.S. consumer price index) or 5% of our EBITDA.  Pursuant to the extension and amendment to the Technical Assistance Agreement signed on May 13, 2015, as of June 14, 2015, the fee was reduced to the greater of U.S.$3,478,000 (updated annually according to the U.S. consumer price index) and 4% of our EBITDA for the first three years of the extension and 3% of our EBITDA for the last two years of the extension.

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions.  In 2016, our depreciation and amortization expenses increased by 15.8%, as compared to 2015, as a result of an increase in investment improvements to concession assets during 2016.

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

Capital Expenditures

In 2016, capital expenditures were Ps.529,393 thousand.  We funded our capital expenditures through cash flows from operations, and we believe that we will continue to fund them through cash flow from operations, as well as new debt, in the future.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Taxation

The recognition of a deferred tax asset from previous years represented Ps.74,484 thousand for the year ended December 31, 2016.  As a result, in 2016, we had an effective tax rate of 28.5%.

The statutory Corporate Income Tax rate in 2016, 2015 and 2014 was 30.0%.

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

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated:  the percentage that the Mexican peso devalued or appreciated against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate and the percentage that Mexican GDP changed as compared to the previous period:

	For the Year Ended December 31,
	2015	2016
Depreciation of the Mexican peso as computed to the U.S. dollar(1)	16.6%	19.9%
Mexican inflation rate(2)	2.1%	3.4%
U.S. inflation rate(3)	0.7%	2.1%
Increase in Mexican GDP(4)	2.5%	2.3%

(1)                                  Based on changes in the noon buying rate for Mexican pesos, as published by the U.S. Federal Reserve at the end of each period, which were as follows:  Ps.17.20 per U.S.$1.00 as of December 31, 2015 and Ps.20.62 per U.S.$1.00 as of December 31, 2016.

(2)                                  Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican Central Bank.  The year-end Mexican Consumer Price Index was 118.532 in 2015 and 122.515 in 2016.

(3)                                  Based on changes in the Consumer Price Index for all urban consumers before seasonal adjustment, as reported by the U.S. Department of Labor, Bureau of Labor Statistics.

(4)                                  In real terms, as reported by the Mexican Central Bank.

Due to the relatively low rate of inflation in Mexico in recent years, inflation did not have a material impact on our results of operations during 2014, 2015 and 2016.  However, the general condition of the Mexican economy, the devaluation of the peso as compared to the U.S. dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, the following:

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

Operating Results by Segment

The following table sets forth our results of operations for the periods indicated for each of our airports, our hotel services and our industrial services.

	For the Year Ended December 31,
	2014	2015	2016
	(in thousands of pesos, except percentages)
Metropolitan Destination
Monterrey:
Revenues:
Aeronautical services	1,167,807	1,443,311	1,799,823
Non-aeronautical services	360,228	484,111	560,016
Construction services	36,618	70,999	97,631
Total revenues	1,564,653	1,998,421	2,457,470
Operating costs:
Costs and administrative expenses	267,939	310,601	343,052
Major maintenance provision	24,330	24,327	64,794
Construction costs	36,618	70,999	97,631
Depreciation and amortization	75,036	76,357	76,016
Solidarity fee	890,327	1,150,670	1,402,061
Total operating costs	1,294,250	1,632,954	1,983,554
Income from operations	270,403	365,467	473,916
Operating margin(1)	17.3%	18.3%	19.3%

Tourist Destinations
Acapulco:
Revenues:
Aeronautical services	117,573	138,309	149,214
Non-aeronautical services	22,779	27,864	30,446
Construction services	48,313	81,869	76,772
Total revenues	188,665	248,042	256,432
Operating costs:
Costs and administrative expenses	35,005	56,160	37,435
Major maintenance provision	3,477	21,621	2,934
Construction costs	48,313	81,869	76,772
Depreciation and amortization	16,601	18,737	19,466
Solidarity fee	40,017	48,326	80,364
Total operating costs	143,413	226,713	216,971
Income from operations	45,252	21,329	39,461
Operating margin(1)	24.0%	8.6%	15.4%

Mazatlán:
Revenues:
Aeronautical services	148,781	168,703	221,522
Non-aeronautical services	37,002	40,820	46,879
Construction services	66,475	41,487	19,527
Total revenues	252,258	251,009	287,928
Operating costs:
Costs and administrative expenses	44,444	49,225	53,470
Major maintenance provision	25,573	(4,949)	12,490
Construction costs	66,475	41,487	19,527
Depreciation and amortization	11,794	14,486	15,458
Solidarity fee	67,493	110,590	131,931
Total operating costs	215,779	210,838	232,876
Income from operations	36,479	40,171	55,052
Operating margin(1)	14.5%	16.0%	19.1%

Zihuatanejo:
Revenues:
Aeronautical services	102,780	118,736	141,091
Non-aeronautical services	19,990	23,751	26,280
Construction services	14,504	57,943	25,699
Total revenues	137,274	200,430	193,070
Operating costs:
Costs and administrative expenses	40,510	42,710	28,391

	For the Year Ended December 31,
	2014	2015	2016
	(in thousands of pesos, except percentages)
Major maintenance provision	12,059	(73)	17,170
Construction costs	14,504	57,943	25,699
Depreciation and amortization	13,738	15,073	16,680
Solidarity fee	31,810	57,439	69,185
Total operating costs	112,621	173,092	157,125
Income from operations	24,653	27,338	35,945
Operating margin(1)	18.0%	13.6%	18.6%

Regional Destinations
Chihuahua:
Revenues:
Aeronautical services	162,469	196,033	272,921
Non-aeronautical services	34,792	40,204	48,374
Construction services	15,719	3,769	16,061
Total revenues	212,980	240,006	337,356
Operating costs:
Costs and administrative expenses	52,976	49,308	51,000
Major maintenance provision	12,578	30,246	28,066
Construction costs	15,719	3,769	16,061
Depreciation and amortization	11,599	12,025	11,853
Solidarity fee	81,626	118,105	166,118
Total operating costs	174,498	213,453	273,098
Income from operations	38,482	26,553	64,258
Operating margin(1)	18.1%	11.1%	19.0%

Culiacán:
Revenues:
Aeronautical services	223,423	255,921	351,096
Non-aeronautical services	35,022	39,981	48,280
Construction services	34,097	34,058	9,608
Total revenues	292,542	329,960	408,984
Operating costs:
Costs and administrative expenses	53,029	52,111	66,614
Major maintenance provision	10,217	23,338	11,251
Construction costs	34,097	34,058	9,608
Depreciation and amortization	14,148	15,898	16,006
Solidarity fee	130,560	163,791	225,630
Total operating costs	242,051	289,196	329,109
Income from operations	50,491	40,764	79,875
Operating margin(1)	17.3%	12.4%	19.5%

Durango:
Revenues:
Aeronautical services	48,937	63,186	98,550
Non-aeronautical services	7,784	9,080	11,026
Construction services	13,598	2,992	4,381
Total revenues	70,319	75,258	113,957
Operating costs:
Costs and administrative expenses	19,774	22,467	22,816
Major maintenance provision	9,805	23,868	14,649
Construction costs	13,598	2,992	4,381
Depreciation and amortization	5,981	5,867	5,965
Solidarity fee	10,033	9,073	47,129
Total operating costs	59,191	64,267	94,940
Income from operations	11,128	10,991	19,017
Operating margin(1)	15.8%	14.6%	16.7%

	For the Year Ended December 31,
	2014	2015	2016
	(in thousands of pesos, except percentages)
San Luis Potosí:
Revenues:
Aeronautical services	84,498	99,341	130,337
Non-aeronautical services	17,508	20,482	23,666
Construction services	14,772	4,668	24,456
Total revenues	116,778	124,491	178,459
Operating costs:
Costs and administrative expenses	20,871	27,706	26,310
Major maintenance provision	6,487	(16,415)	28,384
Construction costs	14,772	4,668	24,456
Depreciation and amortization	5,680	7,431	7,105
Solidarity fee	48,956	78,415	61,403
Total operating costs	96,766	101,805	147,658
Income from operations	20,012	22,686	30,801
Operating margin(1)	17.1%	18.2%	17.3%

Tampico:
Revenues:
Aeronautical services	124,312	144,178	162,389
Non-aeronautical services	18,183	22,810	22,735
Construction services	12,981	9,589	32,053
Total revenues	155,476	176,577	217,177
Operating costs:
Costs and administrative expenses	30,340	31,839	38,053
Major maintenance provision	14,364	21,551	10,782
Construction costs	12,981	9,589	32,053
Depreciation and amortization	7,356	6,655	6,567
Solidarity fee	62,312	74,150	92,697
Total operating costs	127,353	143,784	180,152
Income from operations	28,123	32,793	37,025
Operating margin(1)	18.1%	18.6%	17.0%

Torreón:
Revenues:
Aeronautical services	98,985	110,480	151,251
Non-aeronautical services	15,671	18,191	20,087
Construction services	12,444	14,796	5,722
Total revenues	127,100	143,467	177,060
Operating costs:
Costs and administrative expenses	29,603	30,346	31,367
Major maintenance provision	14,961	1,431	16,916
Construction costs	12,444	14,796	5,722
Depreciation and amortization	9,437	8,484	8,515
Solidarity fee	38,655	63,345	80,272
Total operating costs	105,100	118,402	142,792
Income from operations	22,000	25,065	34,268
Operating margin(1)	17.3%	17.5%	19.4%

Zacatecas:
Revenues:
Aeronautical services	56,872	66,957	87,616
Non-aeronautical services	7,535	9,304	10,120
Construction services	14,036	10,294	7,677
Total revenues	78,443	86,555	105,413
Operating costs:
Costs and administrative expenses	19,910	21,886	24,425

	For the Year Ended December 31,
	2014	2015	2016
	(in thousands of pesos, except percentages)
Major maintenance provision	15,631	10,768	17,315
Construction costs	14,036	10,294	7,677
Depreciation and amortization	6,247	6,718	6,656
Solidarity fee	9,768	25,287	29,793
Total operating costs	65,592	74,953	85,866
Income from operations	12,851	11,602	19,547
Operating margin(1)	16.4%	13.4%	18.5%

Border Destinations
Ciudad Juárez:
Revenues:
Aeronautical services	124,252	146,201	208,042
Non-aeronautical services	24,784	29,225	34,351
Construction services	13,782	9,512	9,905
Total revenues	162,818	184,938	252,298
Operating costs:
Costs and administrative expenses	37,434	43,402	50,427
Major maintenance provision	13,313	29,265	24,025
Construction costs	13,782	9,512	9,905
Depreciation and amortization	9,294	10,658	10,334
Solidarity fee	59,549	63,508	109,129
Total operating costs	133,372	156,345	203,820
Income from operations	29,446	28,593	48,478
Operating margin(1)	18.1%	15.5%	19.2%

Reynosa:
Revenues:
Aeronautical services	85,018	95,742	113,506
Non-aeronautical services	10,988	12,557	14,150
Construction services	9,988	6,012	23,847
Total revenues	105,994	114,310	151,503
Operating costs:
Costs and administrative expenses	22,398	25,587	24,558
Major maintenance provision	17,137	9,315	19,240
Construction costs	9,988	6,012	23,847
Depreciation and amortization	6,939	6,127	6,290
Solidarity fee	30,614	52,897	52,029
Total operating costs	87,076	99,937	125,964
Income from operations	18,918	14,373	25,539
Operating margin(1)	17.8%	12.6%	16.9%

Hotels
Terminal 2 NH Collection Hotel:
Revenues:
Non-aeronautical services	195,742	212,488	227,884
Total revenues	195,742	212,488	227,884
Operating costs:
Costs and administrative expenses	122,683	131,840	138,550
Depreciation and amortization	19,883	20,506	20,739
Total operating costs	142,566	152,346	159,289
Income from operations	53,176	60,142	68,595
Operating margin	27.2%	28.3%	30.1%

Hilton Garden Inn Hotel:
Revenues:
Non-aeronautical services	N/A	16,882	83,625

	For the Year Ended December 31,
	2014	2015	2016
	(in thousands of pesos, except percentages)
Total revenues	N/A	16,882	83,625
Operating costs:
Costs and administrative expenses	N/A	16,703	52,135
Depreciation and amortization	N/A	1,163	9,268
Total operating costs	N/A	17,866	61,403
Loss from operations	N/A	(984)	22,222
Operating margin	N/A	(5.8)%	26.6%

Industrial Park
OMA-Vynmsa Aero Industrial Park:
Revenues:
Non-aeronautical services	N/A	N/A	4,952
Total revenues	N/A	N/A	4,952
Operating costs:
Costs and administrative expenses	N/A	N/A	4,599
Depreciation and amortization	N/A	N/A	3,416
Total operating costs	N/A	N/A	8,015
Income from operations	N/A	N/A	(3,063)
Operating margin	N/A	N/A	(61.9)%

(1)           We determine operating margin per airport by dividing income from operations at each airport by total revenues for that airport.

Historically, our most profitable airport has been the Monterrey airport, which handles the majority of our international passengers.  In recent years, however, this trend has changed.  In 2014, the Acapulco airport was our most profitable airport, principally as a result of a decrease in the major maintenance provision, mainly due to new estimates of major maintenance requirements in our airports in 2013, as well as lower minor maintenance requirements coupled with increased aeronautical and non-aeronautical revenues.  In 2015, the Tampico airport was our most profitable airport, principally as a result of an increase in aeronautical and non-aeronautical revenues due to an increase in passenger traffic.  In 2016, the Culiacán airport was our most profitable airport, principally as a result of an increase in aeronautical and non-aeronautical revenues due to an increase in passenger traffic. We determine profitability per airport by dividing income from operations in each airport by total revenues for that airport.

Summary Historical Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated:

	Year Ended December 31,
	2014	2015		2016
	Amount	Amount	% Change	Amount	% Change
	(in thousands of pesos, except percentages)
Revenues:
Aeronautical services	2,532,666	3,033,130	19.8%	3,872,735	27.7%
Non-aeronautical services	889,694	1,111,541	24.9%	1,332,762	19.9%
Construction services	307,327	347,988	13.2%	344,772	(0.9)%
Total revenues	3,729,687	4,492,659	20.5%	5,550,269	23.5%
Operating costs:
Cost of services	772,946	836,133	8.2%	900,141	7.7%
Major maintenance provision	179,932	174,293	(3.1)%	262,871	50.8%
Construction costs	307,327	347,988	13.2%	344,772	(0.9)%
Administrative expenses	539,753	558,222	3.4%	642,345	15.1%
Concession taxes	171,670	209,771	22.2%	244,215	16.4%
Technical assistance fees	82,461	97,818	18.6%	117,987	20.6%
Depreciation and amortization	223,982	238,809	6.6%	276,634	15.8%
Other income (expense)	(17,373)	(6,930)	(60.1)%	(22,250)	221.1%
Total operating costs	2,260,698	2,456,104	8.6%	2,766,715	12.6%
Income from operations	1,468,989	2,036,555	38.6%	2,783,554	36.7%
Interest expense, net	(187,221)	(254,024)	35.7%	(131,094)	(48.4)%
Exchange loss, net	(22,463)	(33,784)	50.4%	(29,177)	(13.6)%
Income before income taxes	1,259,305	1,748,747	38.9%	2,623,283	50.0%
Income taxes	232,345	512,110	120.4%	746,782	45.8%
Consolidated net income	1,026,960	1,236,637	20.4%	1,876,501	51.7%

Other operating data:
Operating margin(1)	39.4%	45.3%	N/A	50.2%	N/A
Net margin(2)	27.5%	27.5%	N/A	33.8%	N/A

(1)                                  Income from operations divided by total revenues, expressed as a percentage.

(2)                                  Net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year Ended December 31, 2016, Compared to the Year Ended December 31, 2015.

Consolidated Revenues

Total revenues for 2016 were Ps.5,550,269 thousand, 23.5% higher than the Ps.4,492,659 thousand recorded in 2015, primarily as a result of an increase in both aeronautical and non-aeronautical revenues.  The sum of aeronautical and non-aeronautical revenues in 2016 increased by 25.6% as compared to 2015.

Aeronautical revenues increased by 27.7% to Ps.3,872,735 thousand in 2016, as compared to Ps.3,033,130 thousand in 2015, due primarily to an increase in passenger charges from Ps.2,496,709 thousand in 2015 to Ps.3,288,230 thousand in 2016 attributable to a 10.9% increase in passenger traffic.  Aeronautical revenues per workload unit in 2016 were Ps.196.7 compared to Ps.169.9 in 2015, an increase of 15.8%.

Non-aeronautical revenues increased by 19.9% from Ps.1,111,541 thousand in 2015 to Ps.1,332,762 in 2016, due primarily to the diversification and expansion of our commercial activities.  Non-aeronautical revenues per terminal passenger increased by 8.1%, from Ps.65.7 in 2015 to Ps.71.0 in 2016, due primarily to the development and implementation of the commercial and diversification initiatives mentioned under “Item 4. Information on the Company—Business Overview—Our Sources of Revenues.”

Revenues from construction services in 2016 were Ps.344,772 thousand, a decrease of 0.9% from Ps.347,988 thousand recognized in 2015, as a result of a decrease in investments on improvements to concession assets.

Our revenues are highly dependent on the volume of passenger traffic.  We have reasonable expectations that passenger traffic will continue to increase in the upcoming years.

Revenues by Segment

On an airport-by-airport basis, the principal contributors to revenues in 2016 were the Monterrey airport (Ps.1,799,823 thousand), the Culiacán airport (Ps.351,096 thousand), the Chihuahua airport (Ps.272,921 thousand), the Mazatlán airport (Ps.221,522 thousand), the Ciudad Juárez airport (Ps.208,042 thousand), the Tampico airport (Ps.162,389 thousand), and the Torreón airport (Ps.151,251 thousand).  Historically, Monterrey, Culiacán and Chihuahua have been our three principal contributors to revenues; we expect that this trend will continue in the future.

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 24.7% from Ps.1,443,311 thousand in 2015 to Ps.1,799,823 thousand in 2016, due primarily to a 30.2% increase in passenger charges, as a result of an 8.5% increase in passenger traffic.  Non-aeronautical revenues increased by 15.7% from Ps.484,111 thousand in 2015 to Ps.560,016 in 2016, due primarily to a 21.5% increase in revenues from OMA Carga, a 30.6% increase in retail stores revenues and a 28.2% increase in food and beverage revenues.  The sum of aeronautical and non-aeronautical revenues increased by 22.4% from Ps.1,927,422 thousand in 2015 to Ps.2,359,839 thousand in 2016.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 13.4% from Ps.215.4 in 2015 to Ps.244.4 in 2016, principally due to the increases in aeronautical and non-aeronautical revenues.

Tourist Destinations

At the Acapulco airport, aeronautical revenues increased by 7.9% from Ps.138,309 thousand in 2015 to Ps.149,214 thousand in 2016, due primarily to a 9.2% increase in passenger charges, as a result of an increase in aeronautical tariffs.  Non-aeronautical revenues increased by 9.3% from Ps.27,864 thousand in 2015 to Ps.30,446 thousand in 2016, due primarily to a 35.2% increase in revenues from retail stores.  The sum of aeronautical and non-aeronautical revenues increased by 8.1% from Ps.166,173 thousand in 2015 to Ps.179,660 thousand in 2016.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 10.0% from Ps.226.5 in 2015 to Ps.249.1 in 2016, principally due to increases in aeronautical and non-aeronautical revenues.

At the Mazatlán airport, aeronautical revenues increased by 31.3% from Ps.168,703 thousand in 2015 to Ps.221,522 thousand in 2016, due primarily to a 34.2% increase in passenger charges, as a result of a 14.1% increase in passenger traffic.  Non-aeronautical revenues increased by 14.8% from Ps.40,820 thousand in 2015 to Ps.46,879 thousand in 2016, due primarily to a 26.8% increase in revenues from time-share developers, a 17.0% increase in retail stores revenues and a 28.8% increase in food and beverage revenues.  The sum of aeronautical and non-aeronautical revenues increased by 28.1% from Ps.209,523 thousand in 2015 to Ps.268,401 thousand in 2016.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 12.1% from Ps.241.1 in 2015 to Ps.270.2 in 2016, principally due to increases in aeronautical and non-aeronautical revenues.

At the Zihuatanejo airport, aeronautical revenues increased by 18.8% from Ps.118,736 thousand in 2015 to Ps.141,091 thousand in 2016, due primarily to a 21.8% increase in passenger charges, as a result of an increase in aeronautical tariffs.    Non-aeronautical revenues increased by 10.6% from Ps.23,751 thousand in 2015 to Ps.26,280 thousand in 2016, due primarily to a 21.9% increase in retail stores revenues and a 8.5% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 17.5% from Ps.142,487 thousand in 2015 to Ps.167,372 thousand in 2016.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 18.2% from Ps.252.8 in 2015 to Ps.298.9 in 2016, principally due to increases in aeronautical and non-aeronautical revenues.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 39.2% from Ps.196,033 thousand in 2015 to Ps.272,921 thousand in 2016, due primarily to a 43.2% increase in passenger charges, as a result of a 17.6% increase in passenger traffic.  Non-aeronautical revenues increased by 20.3% from Ps.40,204 thousand in 2015 to Ps.48,374 thousand in 2016, due primarily to a 84.1% increase in revenues from OMA Carga operations, a 56.7% increase in car rental revenues and a 13.9% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 36.0% from Ps.236,237 thousand in 2015 to Ps.321,295 thousand in 2016.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 16.5% from Ps.201.4 in 2015 to Ps.234.6 in 2016, principally due to increases in aeronautical and non-aeronautical revenues.

At the Culiacán airport, aeronautical revenues increased by 37.2% from Ps.255,921 thousand in 2015 to Ps.351,097 thousand in 2016, due primarily to a 39.8% increase in passenger charges, as a result of a 20.5% increase in passenger traffic.  Non-aeronautical revenues increased by 20.8% from Ps.39,981 thousand in 2015 to Ps.48,280 thousand in 2016, due primarily to a 45.9% increase in retail stores revenues and a 36.5% increase in food and beverage revenues.  The sum of aeronautical and non-aeronautical revenues increased by 35.0% from Ps.295,902 thousand in 2015 to Ps.399,376 thousand in 2016.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 12.2% from Ps.201.5 in 2015 to Ps.226.1 in 2016, principally due to increases in aeronautical and non-aeronautical revenues.

At the Durango airport, aeronautical revenues increased by 56.0% from Ps.63,186 thousand in 2015 to Ps.98,550 thousand in 2016, due primarily to a 66.3% increase in passenger charges, principally as a result of a 34.4% increase in passenger traffic.  Non-aeronautical revenues increased by 21.4% from Ps.9,080 thousand in 2015 to Ps.11,026 thousand in 2016, due primarily to a 38.6% increase in car parking revenues and a 68.3% increase in car rental revenues.  The sum of aeronautical and non-aeronautical revenues increased by 51.6% from Ps.72,266 thousand in 2015 to Ps.109,576 thousand in 2016.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 13.1% from Ps.226.2 in 2015 to Ps.255.8 in 2016, principally due to increases in aeronautical and non-aeronautical revenues.

At the San Luis Potosí airport, aeronautical revenues increased by 31.2% from Ps.99,341 thousand in 2015 to Ps.130,337 thousand in 2016, due primarily to a 34.3% increase in passenger charges as a result of a 13.5% increase in passenger traffic.  Non-aeronautical revenues increased by 15.5% from Ps.20,482 thousand in 2015 to Ps.23,666 thousand in 2016, due primarily to a 64.4% increase in car rental revenues.  The sum of aeronautical and non-aeronautical revenues increased by 28.5% from Ps.119,823 thousand in 2015 to Ps.154,003 thousand in 2016.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 20.6% from Ps.167.4 in 2015 to 202.0 in 2016, principally due to increases in aeronautical and non-aeronautical revenues.

At the Tampico airport, aeronautical revenues increased by 12.6% from Ps.144,178 thousand in 2015 to Ps.162,389 thousand in 2016, due primarily to a 14.9% increase in passenger charges, as a result of an increase in aeronautical tariffs.    Non-aeronautical revenues decreased by 0.3% from Ps.22,810 thousand in 2015 to Ps.22,735 thousand in 2016, due primarily to a 6.0% decrease in passenger traffic.  The sum of aeronautical and non-aeronautical revenues increased by 10.9% from Ps.166,988 thousand in 2015 to Ps.185,124 thousand in 2016.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 18.1% from Ps.217.2 in 2015 to Ps.256.5 in 2016, principally due to increases in aeronautical revenues.

At the Torreón airport, aeronautical revenues increased by 36.9% from Ps.110,480 thousand in 2015 to Ps.151,251 thousand in 2016, due primarily to a 39.8% increase in passenger charges, as a result of a 16.3% increase in passenger traffic.  Non-aeronautical revenues increased by 10.4% from Ps.18,191 thousand in 2015 to Ps.20,087 thousand in 2016, due primarily to a 34.6% increase in car rental revenues and a 69.3% increase in food and beverage revenues.  The sum of aeronautical and non-aeronautical revenues increased by 33.2% from Ps.128,671 thousand in 2015 to Ps.171,338 thousand in 2016.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 14.5% from 228.3 in 2015 to 261.4 in 2016, principally due to increases in aeronautical and non-aeronautical revenues.

At the Zacatecas airport, aeronautical revenues increased by 30.9% from Ps.66,957 thousand in 2015 to Ps.87,616 thousand in 2016, due primarily to a 36.9% increase in passenger charges, as a result of a 7.2% increase in passenger traffic. Non-aeronautical revenues increased by 8.8% from Ps.9,304 thousand in 2015 to Ps.10,120 thousand in 2016, due primarily to an 11.4% increase in car parking revenues and a 51.9% increase in food and beverage revenues.  The sum of aeronautical and non-aeronautical revenues increased by 28.2% from Ps.76,261 thousand in 2015 to Ps.97,736 thousand in 2016.  The sum of aeronautical and non-aeronautical revenues per workload unit at the Zacatecas airport increased by 19.5% from Ps.238.2 in 2015 to Ps.284.7 in 2016, principally due to increases in aeronautical and non-aeronautical revenues.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 42.3% from Ps.146,201 thousand in 2015 to Ps.208,042 thousand in 2016, due primarily to a 43.1% increase in passenger charges, as a result of a 27.7% increase in passenger traffic.  Non-aeronautical revenues increased by 17.5% from Ps.29,225 thousand in 2015 to Ps.34,351 thousand in 2016, due primarily to a 24.7% increase in car parking revenues and a 27.6% increase of car rental revenues.  The sum of aeronautical and non-aeronautical revenues increased by 38.2% from Ps.175,426 thousand in 2015 to Ps.242,393 thousand in 2016.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 8.8% from Ps.195.9 in 2015 to Ps.213.2 in 2016, principally due to increases in aeronautical and non-aeronautical revenues.

At the Reynosa airport, aeronautical revenues increased by 18.6% from Ps.95,742 thousand in 2015 to Ps.113,506 thousand in 2016, due primarily to a 20.4% increase in passenger charges, as a result of an 11.2% increase in passenger traffic. Non-aeronautical revenues increased by 12.7% from Ps.12,557 thousand in 2015 to Ps.14,150 thousand in 2016, due primarily to an 18.0% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 17.9% from Ps.108,299 thousand in 2015 to Ps.127,656 thousand in 2016.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 5.9% from Ps.211.4 in 2015 to Ps.223.9 in 2016, principally due to increases in aeronautical and non-aeronautical revenues.

Hotels

At our Terminal 2 NH Collection Hotel, total revenues increased by 7.3% from Ps.212,488 thousand in 2015 to Ps.227,884 thousand in 2016, due primarily to an increase in average rate per room of 11.9% to Ps.2,202 from Ps.1,968 in 2015.  The revenues of the Terminal 2 NH Collection Hotel are dependent on passenger traffic traveling to and from the Mexico City international airport.

The Hilton Garden Inn Hotel at the Monterrey airport opened on August 27, 2015 and generated revenues of Ps.16,882 thousand by the end of 2015.  In 2016, total revenues were Ps.83,625 thousand and the annual average rate per room increased by 17.2% to Ps.1,954 from Ps.1,667 in 2015.

Industrial Park

At our OMA-Vynmsa Aero Industrial Park, we started to generate revenues in 2016, totaling Ps.4,952 thousand during such year.  The price per square meter (3.28 square feet) is denominated in U.S. dollars and collected in the same currency, according to market practices.  As of the date of this report, we have two warehouses in the process of commercialization, of which we expect to have at least one leased by the end of the second quarter of 2017.

Operating Results

Cost of Services

Our cost of services increased by 7.7% from Ps.836,133 thousand in 2015 to Ps.900,141 thousand in 2016, mainly due to a higher volume of operation which resulted in a 17.0% increase in utilities costs (electricity, cleaning and water services) and a 9.6% increase in security and insurance.  As a percentage of the sum of aeronautical and non-aeronautical revenues, cost of services decreased from 20.2% in 2015 to 17.3% in 2016.

Major maintenance provision

Our major maintenance provision increased from Ps.174,293 thousand in 2015 to Ps.262,871 thousand in 2016, due to new estimates of major maintenance requirements in our airports in 2016,  primarily due to inflation adjustments based on the Mexican producer price index (excluding fuel).

Administrative Expenses

Our administrative expenses increased by 15.1% from Ps.558,222 thousand in 2015 to Ps.642,345 thousand in 2016, due primarily to a 0.9% increase in employee expenses as a result of an additional number of employees hired in 2016 and inflationary increases in wages.

Technical Assistance Fee

Our technical assistance fee, which is paid in U.S. dollars, increased by 20.6% from Ps.97,818 thousand in 2015 to Ps.117,987 thousand in 2016, reflecting an increase in revenues and the depreciation of the peso.

Concession Tax

Our concession tax increased by 16.4% from Ps.209,771 thousand in 2015 to Ps.244,215 thousand in 2016, as a result of an increase in aeronautical and non-aeronautical revenues.

Depreciation and Amortization

Our 15.8% increase in depreciation and amortization, from Ps.238,809 thousand in 2015 to Ps.276,634 thousand in 2016, was principally due to an increase in investment improvements to concession assets during 2015.

Income from Operations

On a consolidated basis, our operating income increased by 36.7% from Ps.2,036,555 thousand during 2015 to Ps.2,783,554 thousand in 2016, due primarily to a 23.5% increase in total revenue, which offset the 12.6% increase in total cost.  Our operating margin increased from 45.3% in 2015 to 50.2% in 2016 and, considering only the sum of our aeronautical and non-aeronautical revenues, from 49.1% in 2015 to 53.5% in 2016.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “—Operating Results—Solidarity Fees.”  In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2016 were the Monterrey airport (Ps.473,916 thousand), the Culiacán airport (Ps.79,875 thousand), the Chihuahua airport (Ps.64,258 thousand), the Mazatlán airport (Ps.55,052 thousand), the Ciudad Juárez airport (Ps.48,478 thousand), and the Acapulco airport (Ps.39,461 thousand).

Metropolitan Destination

Operating income for the Monterrey airport increased by 29.7% from Ps.365,467 thousand in 2015 to Ps.473,916 thousand in 2016, due primarily to an increase in aeronautical and non-aeronautical revenues that offset the increase in operating costs.  The increase in operating costs mainly reflected an increase in the major maintenance provision from Ps.24,327 thousand in 2015 to Ps.64,794 thousand in 2016, due to an increase in maintenance requirements.

Tourist Destinations

Operating income for the Acapulco airport increased by 85.0% from Ps.21,329 thousand in 2015 to Ps.39,461 thousand in 2016, due primarily to a decrease in operating costs, which mainly reflected a decrease in the major maintenance provisions from Ps.21,621 in 2015 to Ps.2,934 thousand in 2016.  The decrease in the major maintenance provisions was due primarily to new estimates of major maintenance requirements. Cost and administrative expenses decreased 33.3% from Ps.56,160 thousand in 2015 to Ps.37,435 thousand in 2016, due primarily to other income of Ps.12,718 thousand in 2016 as compared to Ps.1,353 thousand in 2015, resulting from the sale of land.

Operating income for the Mazatlán airport increased by 37.0% from Ps.40,171 thousand in 2015 to Ps.55,052  thousand in 2016, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps.110,590 thousand in 2015 to Ps.131,931 thousand in 2016 due to an increase in revenue.

Operating income for the Zihuatanejo airport increased by 31.5% from Ps.27,338 thousand in 2015 to Ps.35,945 thousand in 2016, due primarily to a decrease in operating costs. Costs and administrative expenses decreased 33.5% from Ps.42,710 thousand in 2015 to Ps.28,391 thousand in 2016, due primarily to other income of Ps.8,883 thousand as compared to an expense of Ps.233 thousand in 2015, resulting from the sale of land.

Regional Destinations

Operating income for the Chihuahua airport increased by 142.0% from Ps.26,553 thousand in 2015 to Ps.64,258 thousand in 2016, due primarily to an increase in aeronautical and non-aeronautical revenues that offset the increase in operating costs.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps.118,105 thousand in 2015 to Ps.166,118 thousand in 2016, due to an increase in revenue.

Operating income for the Culiacán airport increased by 95.9% from Ps.40,764 thousand in 2015 to Ps.79,875 thousand in 2016, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps.163,791 thousand in 2015 to Ps.225,630 thousand in 2016, due to an increase in revenue.

Operating income for the Durango airport increased by 73.0% from Ps.10,991 thousand in 2015 to Ps.19,017 thousand in 2016, due primarily to an increase in aeronautical and non-aeronautical revenues that offset the increase in operating costs.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps.9,073 thousand in 2015 to Ps.47,129 thousand in 2016, due to an increase in revenue.

Operating income for the San Luis Potosí airport increased by 35.8% from Ps.22,686 thousand in 2015 to Ps.30,801 thousand in 2016, due primarily to an increase in aeronautical and non-aeronautical revenues that offset the increase in operating costs.  The increase in operating costs mainly reflected the increase in the major maintenance provisions from Ps.(16,415) thousand in 2015 to Ps.28,384 thousand in 2016 due to an increase in maintenance requirements.

Operating income for the Tampico airport increased from by 12.9% Ps.32,793 thousand in 2015 to Ps.37,025 thousand in 2016, due primarily to an increase in aeronautical revenue that offset the increase in operating costs.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps.74,150 thousand in 2015 to Ps.92,697 thousand in 2016, due to an increase in revenue.

Operating income for the Torreón airport increased by 36.7% from Ps.25,065 thousand in 2015 to Ps.34,268 thousand in 2016, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in the major maintenance provisions from Ps.1,431 thousand in 2015 to Ps.16,916 in 2016 due to an increase in maintenance requirements, and an increase in solidarity fees from Ps.63,345 thousand in 2015 to Ps.80,272 thousand in 2016, principally due to an increase in revenue.

Operating income for the Zacatecas airport increased by 68.5% from Ps.11,602 thousand in 2015 to Ps.19,547 thousand in 2016, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in the major maintenance provisions from Ps.10,768 thousand in 2015 to Ps.17,315 thousand in 2016, due to an increase in maintenance requirements.

Border Destinations

Operating income for the Ciudad Juárez airport increased by 69.5% from Ps.34,089 thousand in 2015 to Ps.48,478 thousand in 2016, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps.63,508 thousand in 2015 to Ps.109,129 thousand in 2016, mainly due to an increase in revenue.

Operating income for the Reynosa airport increased by 77.7% from Ps.14,373 thousand in 2015 to Ps.25,539 thousand in 2016, due primarily to an increase in aeronautical revenue that offset the increase in operating costs.  The increase in operating costs mainly reflected an increase in the major maintenance provisions from Ps.9,315 thousand in 2015 to Ps.19,240 thousand in 2016, due to an increase in maintenance requirements.

Hotels

Operating income for our Terminal 2 NH Collection Hotel increased from Ps.60,142 thousand in 2015 to Ps.68,595 thousand in 2016, due primarily to an increase in revenues.  The increase in revenues was mainly due to an 11.9% increase in the average rate per room, from Ps.1,968 in 2015 to Ps.2,202 in 2016.

Operating income for our Hilton Garden Inn Hotel increased from a loss of Ps.984 thousand in 2015 to Ps.22,222 thousand in 2016, due to the opening of the hotel in August 2015 and the continued operation of the hotel during 2016.

Industrial Park

In 2016, we registered a loss from the operation of our OMA-Vynmsa Aero Industrial Park of Ps.3,063 thousand, which reflected the recent opening of the industrial park.

Exchange Gain (Loss)

We had a net exchange loss in 2016 of Ps.29,177 thousand, as compared to a loss of Ps.33,784 thousand in 2015 due primarily to the depreciation of the peso.  The gross exchange loss in 2016 was Ps.70,248 thousand.  The exchange rate used to convert our dollar-denominated liabilities from pesos to U.S. dollars was Ps.20.6640 to U.S.$1.00 as of December 31, 2016 and Ps.17.3398 to U.S.$1.00 as of December 31, 2015.

Net Interest Expense

Our net interest expense decreased by 48.4% from Ps.254,024 thousand in 2015 to Ps.131,094 thousand in 2016, mainly due to an increase of interest income that resulted from an increase in the discount rate after updating the major maintenance provision.  During 2016, the average interest rate consistently increased, from 3.4% on January 1, 2016 to 6.0% on December 31, 2016, with a yearly average of 4.4%.

Income Taxes

We recorded an income tax expense of Ps.746,782 thousand in 2016, as compared to an income tax expense of Ps.512,110 thousand in 2015, principally due to an increase in current income tax due to higher revenues.

Our current income tax increased from Ps.453,066 to Ps.672,298 as a result of increased revenues.

Our effective tax rate was 29.3% in 2015 and 28.5% in 2016.  The effective tax rates in 2015 and 2016 differed from the statutory rate of 30%, principally as a result of changes in the estimation of the recoverability of our deferred tax assets.  Inflationary effects also impacted our effective tax rate, resulting in a lower effective tax rate.

Net Income and Comprehensive Income

Our net income increased by 51.7% from Ps.1,236,637 thousand in 2015 to Ps.1,876,501 thousand in 2016.  Comprehensive income increased by 52.1% from Ps.1,235,737 thousand in 2015 to Ps.1,878,974 thousand in 2016.  Earnings per share were Ps.4.7614, and earnings per ADS were Ps.38.0912 in 2016.

Results of Operations for the Year Ended December 31, 2015, Compared to the Year Ended December 31, 2014.

Consolidated Revenues

Total revenues for 2015 were Ps.4,492,659 thousand, 20.5% higher than the Ps.3,729,687 thousand recorded in 2014, primarily as a result of an increase in both aeronautical and non aeronautical revenues.  The sum of aeronautical and non aeronautical revenues in 2015 increased by 21.1% as compared to 2014.

Aeronautical revenues increased by 19.8% to Ps.3,033,130 thousand in 2015, as compared to Ps.2,532,666 thousand in 2014, due primarily to an increase in passenger charges from Ps.2,068,267 thousand in 2014 to Ps.2,496,709 thousand in 2015 attributable to a 15.2% increase in passenger traffic.  Aeronautical revenues per workload unit in 2015 were Ps.169.9 compared to Ps.162.8 in 2014, an increase of 4.4%.

Non aeronautical revenues increased by 24.9% from Ps.889,694 thousand in 2014 to Ps.1,111,541 in 2015, due primarily to car parking revenues, which increased by 24.3% from Ps.146,167 thousand in 2014 to Ps.181,631 in 2015, OMA Carga operations, which increased by 127.1% from Ps.47,309 thousand in 2014 to Ps.107,443 thousand in 2015, baggage screening revenues, which increased by 26.4% from Ps.79,090 thousand in 2014 to Ps.99,974 thousand in 2015, food and beverage revenues, which increased by 24.7% from Ps.53,862 thousand in 2014 to Ps.67,187 thousand in 2015, and advertising revenues, which increased by 19.1% from Ps.97,078 in 2014 to Ps.115,579 in 2015.  Non aeronautical revenues per terminal passenger increased by 8.6%, from Ps.60.5 in 2014 to Ps.65.7 in 2015, due primarily to the development and implementation of the commercial and diversification initiatives mentioned under “Item 4. Information on the Company—Business Overview—Our Sources of Revenues.”

Revenues from construction services in 2015 were Ps.347,988 thousand, an increase of 13.2% from Ps.307,327 thousand recognized in 2014, as a result of an increase in investments in improvements for concession assets.

Revenues by Segment

On an airport-by-airport basis, the principal contributors to revenues in 2015 were the Monterrey airport (Ps.1,443,311 thousand), the Culiacán airport (Ps.255,921 thousand), the Chihuahua airport (Ps.196,033 thousand), the Mazatlán airport (Ps.168,703 thousand), the Acapulco airport (Ps.138,309 thousand), the Ciudad Juárez airport (Ps.146,201 thousand) and the Tampico airport (Ps.144,178 thousand).

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 23.6% from Ps.1,167,807 thousand in 2014 to Ps.1,443,311 thousand in 2015, due primarily to a 24.4% increase in passenger charges, as a result of an 18.7% increase in passenger traffic.  Non-aeronautical revenues increased by 34.4% from Ps.360,228 thousand in 2014 to Ps.484,111 in 2015, due primarily to a 27.4% increase in car parking revenues, a 34.7% increase in VIP lounge revenues, a 32.6% increase in food and beverage revenues, a 130.9% increase in revenues from OMA Carga operations and a 1.4% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 26.1% from Ps.1,528,035 thousand in 2014 to Ps.1,927,422 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 6.8% from Ps.201.7 in 2014 to Ps.215.4 in 2015, principally due to the increases in aeronautical and non-aeronautical revenues.

Tourist Destinations

At the Acapulco airport, aeronautical revenues increased by 17.6% from Ps.117,573 thousand in 2014 to Ps.138,309 thousand in 2015, due primarily to a 19.5% increase in passenger charges, as a result of a 15.6% increase in passenger traffic.  Non-aeronautical revenues increased by 22.3% from Ps.22,779 thousand in 2014 to Ps.27,864 thousand in 2015, due primarily to a 22% increase in car parking revenues, a 23.0% increase in retail operations and a 20.1% increase in food and beverage revenues.  The sum of aeronautical and non-aeronautical revenues increased by 18.4% from Ps.140,352 thousand in 2014 to Ps.166,173 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 2.5% from Ps.221.0 in 2014 to Ps.226.5 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

At the Mazatlán airport, aeronautical revenues increased by 13.4% from Ps.148,781 thousand in 2014 to Ps.168,703 thousand in 2015, due primarily to a 12.6% increase in passenger charges, as a result of a 8.1% increase in passenger traffic.  Non-aeronautical revenues increased by 10.3% from Ps.37,002 thousand in 2014 to Ps.40,820 thousand in 2015, due primarily to a 18.8% increase in car parking revenues, a 12.9% increase in advertising revenues and a 29.8% increase in retail operations.  The sum of aeronautical and non-aeronautical revenues increased by 12.8% from Ps.185,783 thousand in 2014 to Ps.209,523 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.0% from Ps.231.9 in 2014 to Ps.241.1 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

At the Zihuatanejo airport, aeronautical revenues increased by 15.5% from Ps.102,780 thousand in 2014 to Ps.118,736 thousand in 2015, due primarily to a 16.4% increase in passenger charges, as a result of a 10.6% increase in passenger traffic.  Non-aeronautical revenues increased by 18.8% from Ps.19,990 thousand in 2014 to Ps.23,751 thousand in 2015, due primarily to a 23.3% increase in food and beverage revenues, a 65.5% increase in passenger services and a 39.0% increase in advertising revenues that resulted from the implementation of interactive modules and screens with digital advertising.  The sum of aeronautical and non-aeronautical revenues increased by 16.1% from Ps.122,770 thousand in 2014 to Ps.142,487 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.8% from Ps.241.2 in 2014 to Ps.252.8 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 20.7% from Ps.162,469 thousand in 2014 to Ps.196,033 thousand in 2015, due primarily to a 23.4% increase in passenger charges, as a result of a 15.5% increase in passenger traffic.  Non-aeronautical revenues increased by 15.6% from Ps.34,792 thousand in 2014 to Ps.40,204 thousand in 2015, due primarily to a 20.4% increase in car parking revenues, a 22.1% increase in food and beverage revenues and a 18.4% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 19.8% from Ps.197,261 thousand in 2014 to Ps.236,237 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.9% from Ps.193.8 in 2014 to Ps.201.4 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

At the Culiacán airport, aeronautical revenues increased by 14.5% from Ps.223,423 thousand in 2014 to Ps.255,921 thousand in 2015, due primarily to a 16.2% increase in passenger charges, as a result of a 9.5% increase in passenger traffic.  Non-aeronautical revenues increased by 14.2% from Ps.35,022 thousand in 2014 to Ps.39,981 thousand in 2015, due primarily to a 18.1% increase in car parking revenues, a 7.5% in advertising revenues and an 11.1% increase in retail operations.  The sum of aeronautical and non-aeronautical revenues increased by 14.5% from Ps.258,445 thousand in 2014 to Ps.295,902 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.7% from Ps.192.4 in 2014 to Ps.201.5 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

At the Durango airport, aeronautical revenues increased by 29.1% from Ps.48,937 thousand in 2014 to Ps.63,186 thousand in 2015, due primarily to a 34.1% increase in passenger charges, principally as a result of a 23.4% increase in passenger traffic.  Non-aeronautical revenues increased by 16.6% from Ps.7,784 thousand in 2014 to Ps.9,080 thousand in 2015, due primarily to a 17.0% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 27.4% from Ps.56,721 thousand in 2014 to Ps.72,266 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.3% from Ps.219.0 in 2014 to Ps.226.2 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

At the San Luis Potosí airport, aeronautical revenues increased by 17.6% from Ps.84,498 thousand in 2014 to Ps.99,341 thousand in 2015, due primarily to a 19.2% increase in passenger charges as a result of a 18.8% increase in passenger traffic.  Non-aeronautical revenues increased by 17.0% from Ps.17,508 thousand in 2014 to Ps.20,482 thousand in 2015, due primarily to a 33.1% increase in car parking revenues, a 8.0% increase in revenues from the leasing of space, a 4.5% increase in advertising revenues and a 52.7% increase in car rental revenues resulting from a change in the structure of the tariffs charged for these services.  The sum of aeronautical and non-aeronautical revenues increased by 17.5% from Ps.102,006 thousand in 2014 to Ps.119,823 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.6% from Ps.160.1 in 2014 to Ps.167.4 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

At the Tampico airport, aeronautical revenues increased by 16.0% from Ps.124,312 thousand in 2014 to Ps.144,178 thousand in 2015, due primarily to a 16.0% increase in passenger charges, as a result of a 10.9% increase in passenger traffic.  Non-aeronautical revenues increased by 25.4% from Ps.18,183 thousand in 2014 to Ps.22,810 thousand in 2015, due primarily to a 31.6% increase in advertising revenues and a 20.2% increase in car parking revenues.  The sum of aeronautical and non-aeronautical revenues increased by 17.2% from Ps.142,495 thousand in 2014 to Ps.166,988 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 5.6% from Ps.205.6 in 2014 to Ps.217.2 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

At the Torreón airport, aeronautical revenues increased by 11.6% from Ps.98,985 thousand in 2014 to Ps.110,480 thousand in 2015, due primarily to a 12.0% increase in passenger charges, as a result of a 6.2% increase in passenger traffic.  Non-aeronautical revenues increased by 16.1% from Ps.15,671 thousand in 2014 to Ps.18,191 thousand in 2015, due primarily to a 12.0% increase in car parking revenues, a 22.6% in revenues from leasing of spaces and a 59.0% increase in advertising revenues due to an increase in advertising spaces.  The sum of aeronautical and non-aeronautical revenues increased by 12.2% from Ps.114,656 thousand in 2014 to Ps.128,671 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 5.4% to 228.3 from 216.7 in 2014, principally due to increases in aeronautical and non-aeronautical revenues.

At the Zacatecas airport, aeronautical revenues increased by 17.7% from Ps.56,872 thousand in 2014 to Ps.66,957 thousand in 2015, due primarily to a 19.6% increase in passenger charges, as a result of a 12.5% increase in passenger traffic.  Non-aeronautical revenues increased by 23.5% from Ps.7,535 thousand in 2014 to Ps.9,304 thousand in 2015, due primarily to a 29.5% increase in car parking revenues, a 27.8% increase in retail operations, and a 16.3% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 18.4% from Ps.64,407 thousand in 2014 to Ps.76,261 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit at the Zacatecas airport increased by 5.4% from Ps.226.0 in 2014 to Ps.238.2 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 17.7% from Ps.124,252 thousand in 2014 to Ps.146,201 thousand in 2015, due primarily to a 20.0% increase in passenger charges, as a result of a 12.3% increase in passenger traffic.  Non-aeronautical revenues increased by 17.9% from Ps.24,784 thousand in 2014 to Ps.29,225 thousand in 2015, due primarily to a 18.2% increase in advertising revenues, a 18.0% increase in retail operations, a 20.0% increase in car parking revenues and a 22.6% increase in car rental revenues.  The sum of aeronautical and non-aeronautical revenues increased by 17.7% from Ps.149,036 thousand in 2014 to Ps.175,426 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.8% from Ps.187.0 in 2014 to Ps.195.9 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

At the Reynosa airport, aeronautical revenues increased by 12.6% from Ps.85,018 thousand in 2014 to Ps.95,742 thousand in 2015, due primarily to a 12.6% increase in passenger charges, as a result of a 7.4% increase in passenger traffic.  Non-aeronautical revenues increased by 14.3% from Ps. 10,988 thousand in 2014 to Ps. 12,557 thousand in 2015, due primarily to a 18.5% increase in car parking revenues and a 16.5% increase in advertising revenues.  The sum of aeronautical and non-aeronautical revenues increased by 12.8% from Ps. 96,006 thousand in 2014 to Ps. 108,299 thousand in 2015.  The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.8% from Ps. 201.7 in 2014 to Ps. 211.4 in 2015, principally due to increases in aeronautical and non-aeronautical revenues.

Hotel

At our Terminal 2 NH Collection Hotel, total revenues increased by 8.6% from Ps. 195,742 thousand in 2014 to Ps. 212,488 thousand in 2015, due primarily to an increase in average rate per room of 8.3% to Ps. 1,968 from Ps. 1,817 in 2014.

Since the opening of the Hilton Garden Inn Hotel at the Monterrey airport on August 27, 2015 until the end of 2015, the hotel generated revenues of Ps. 16,882 thousand, exceeding our initial expectations, and the annual average capacity during such period was 47.9%.  In 2015, the annual average rate per room was Ps.1,667.

Operating Results

Cost of Services

Our cost of services increased by 8.2% from Ps.772,946 thousand in 2014 to Ps.836,133 thousand in 2015, mainly as a result of a 8.8% increase in maintenance costs and a 8.4% increase in building lease costs in 2015.  As a percentage of the sum of aeronautical and non aeronautical revenues, cost of services decreased from 22.6% in 2014 to 20.2% in 2015.

Major maintenance provision

Our major maintenance provision decreased from Ps.179,932 thousand in 2014 to Ps.174,293 thousand in 2015, mainly due to new estimates of major maintenance requirements in our airports that were made for the definition of the new master development programs for the period of 2016-2020.

Administrative Expenses

Our administrative expenses increased by 4.9% from Ps.539,753 thousand in 2014 to Ps.558,222 thousand in 2015, due primarily to a 2.4% increase in employee expenses as a result of an additional number of employees hired in 2015 and inflationary increases in wages.

Technical Assistance Fee and Concession Tax

Our technical assistance fee, which is paid in U.S. dollars, increased by 18.6% from Ps.82,461 thousand in 2014 to Ps.97,818 thousand in 2015, reflecting the increase in revenues and the depreciation of the peso.

Concession Tax

Our concession tax increased by 22.2% from Ps.171,670 thousand in 2014 to Ps.209,771 thousand in 2015, as a result of an increase in aeronautical and non-aeronautical revenues.

Depreciation and Amortization

Our 6.6% increase in depreciation and amortization, from Ps.223,982 thousand in 2014 to Ps.238,809 thousand in 2015, was principally due to an increase in investment improvements to concession assets during 2015.

Income from Operations

On a consolidated basis, our operating income increased by 38.6% from Ps.1,468,989 thousand during 2014 to Ps.2,036,555 thousand in 2015, due primarily to a 20.5% increase in total revenue, which offset the 8.6% increase in total costs.  Our operating margin increased from 39.4% in 2014 to 45.3% in 2015 and, considering only the sum of our aeronautical and non-aeronautical revenues, from 42.9% in 2014 to 49.1% in 2015.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “—Operating Results—Solidarity Fees.”  In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2015 were the Monterrey airport (Ps.365,467 thousand), the Culiacán airport (Ps.40,764 thousand), the Mazatlán airport (Ps.40,171 thousand), the Tampico airport (Ps.32,793 thousand), the Ciudad Juárez airport (Ps.28,593 thousand), and the Zihuatanejo airport (Ps.27,338 thousand).

Metropolitan Destination

Operating income for the Monterrey airport increased from Ps.270,403 thousand in 2014 to Ps.365,467 thousand in 2015, due primarily to an increase in aeronautical and non-aeronautical revenues that offset the increase in operating costs.  The increase in operating costs mainly reflected an increase of 24.7% in services fees from Ps.1,064,401 thousand in 2014 to Ps.1,327,136 thousand in 2015 due to the increase in aeronautical and non-aeronautical operations.

Tourist Destinations

Operating income for the Acapulco airport decreased from Ps.45,252 thousand in 2014 to Ps.21,329 thousand in 2015, due primarily to an increase in operating costs.  The increase in operating costs mainly reflected an increase in construction costs from Ps.48,313 thousand in 2014 to Ps.81,869 thousand in 2015 due to the construction of the new terminal building.

Operating income for the Mazatlán airport increased from Ps.36,479 thousand in 2014 to Ps.40,171 thousand in 2015, due primarily to the decrease in operating costs, which mainly reflected a decrease in the major maintenance provision from Ps.25,573 thousand in 2014 to Ps.(4,949) thousand in 2015, due to new estimates of major maintenance requirements in our airports for the period 2016-2020.

Operating income for the Zihuatanejo airport increased from Ps.24,653 thousand in 2014 to Ps.27,338 thousand in 2015, due primarily to an increase in aeronautical and non-aeronautical revenues that offset the increase in operating costs.  The increase in operating costs mainly reflected an increase in construction costs from Ps.14,504 thousand in 2014 to Ps.57,019 thousand in 2015 due to a remodeling and expansion of the terminal building.

Regional Destinations

Operating income for the Chihuahua airport decreased from Ps.38,482 thousand in 2014 to Ps.26,553 thousand in 2015, due primarily to an increase in operating costs.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps.81,626 thousand in 2014 to Ps.118,105 thousand in 2015.

Operating income for the Culiacán airport decreased from Ps.50,491 thousand in 2014 to Ps.40,764 thousand in 2015, due primarily to an increase in the major maintenance provision from Ps.10,217 thousand in 2014 to Ps.23,338 thousand in 2015 due to an increase in maintenance requirements.  Operating costs reflected the increase in the major maintenance provision, as well as an increase in solidarity fees from Ps.130,560 thousand in 2014 to Ps.163,791 thousand in 2015 due to an increase in revenues.

Operating income for the Durango airport decreased from Ps.11,128 thousand in 2014 to Ps.10,991 thousand in 2015, due primarily to an increase in the major maintenance provision from Ps.9,805 thousand in 2014 to Ps.23,868 thousand in 2015 due to an increase in maintenance requirements.  The increase in operating costs mainly reflected the increase in the major maintenance provision, as well as an increase in costs and administrative expenses from Ps.19,774 thousand in 2014 to Ps.22,467 thousand in 2015.

Operating income for the San Luis Potosí airport increased from Ps.20,012 thousand in 2014 to Ps.22,686 thousand in 2015, due primarily to a decrease in the major maintenance provision from Ps.6,487 thousand in 2014 to Ps.(16,415) thousand in 2015, mainly due to new estimates of major maintenance requirements in our airports for the period 2016-2020, as well as an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in cost of services from Ps.61,116 thousand to Ps.94,453 thousand, as a result of an increase in solidarity fees.

Operating income for the Tampico airport increased from Ps.28,123 thousand in 2014 to Ps.32,793 thousand in 2015, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps.62,312 thousand in 2014 to Ps.74,150 thousand in 2015, principally as a result of an increase in revenues.

Operating income for the Torreón airport increased from Ps.22,000 thousand in 2014 to Ps.25,065 thousand in 2015, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in costs and administrative expenses from Ps.29,603 thousand in 2014 to Ps.30,346 thousand in 2015 and an increase in solidarity fees from Ps.38,655 thousand in 2014 to Ps.63,345 thousand in 2015 due to an increase in revenues.

Operating income for the Zacatecas airport decreased from Ps.12,851 thousand in 2014 to Ps.11,601 thousand in 2015, due primarily to an increase in operating costs, which mainly reflected an increase in costs and administrative expenses from Ps.19,910 thousand in 2014 to Ps.21,887 thousand in 2015 and an increase in solidarity fees from Ps.9,768 thousand in 2014 to Ps.25,287 thousand in 2015 due to an increase in revenues.

Border Destinations

Operating income for the Ciudad Juárez airport decreased from Ps.29,446 thousand in 2014 to Ps.28,593 thousand in 2015, due primarily to an increase in operating costs, which mainly reflected an increase in the major maintenance provision from Ps.13,313 thousand in 2014 to Ps.29,265 thousand in 2015.

Operating income for the Reynosa airport decreased from Ps.18,918 thousand in 2014 to Ps.14,373 thousand in 2015, due primarily to an increase in operating costs, which mainly reflected an increase in service costs from Ps.44,644 in 2014 to Ps.70,218 thousand in 2015.

Hotel

Operating income for our Terminal 2 NH Collection Hotel increased from Ps.53,176 thousand in 2014 to Ps.60,142 thousand in 2015, due primarily to higher revenues derived from an increase of 8.3% in the average rate per room from Ps.1,817 in 2014 to Ps.1,968 in 2015.

In 2015, we registered a loss from the operation of our Hilton Garden Inn Hotel of Ps.984 thousand, which reflected the recent opening of the hotel.  The average rate per room was Ps.1,667 in 2015, and the annual average capacity during such period was 47.9%.

Exchange Gain (Loss)

We had a net exchange loss in 2015 of Ps.33,784 thousand, as compared to a loss of Ps.22,463 thousand in 2014 due primarily to the depreciation of the peso.  The exchange rate used to convert our dollar denominated liabilities from pesos to U.S. dollars was Ps.17.3398 to U.S.$1.00 as of December 31, 2015 and Ps.14.7348 to U.S.$1.00 as of December 31, 2014.

Net Interest Expense

Our net interest expense increased by 35.7% from Ps.187,221 thousand in 2014 to Ps.254,024 thousand in 2015, due primarily to the issuance of new debt in June 16, 2014, which had a full effect in 2015 compared to 2014, as well as the effect of the peso depreciation against the dollar by 16.6% from the exchange rates prevailing at the end of 2014.

Income Taxes

We recorded an income tax expense of Ps.512,110 thousand in 2015, as compared to an income tax expense of Ps.232,345 thousand in 2014, principally as a result of an increase in the current income tax due to higher revenues coupled with a benefit from the prior year resulting from the impact of the 2014 Mexican income tax reform.

Our current income tax increased from Ps.298,968 to Ps.453,066 as a result of increased revenues.

Our effective tax rate was 18.5% in 2014 and 29.3% in 2015.  The effective tax rates in 2014 and 2015 differed from the statutory rate of 30%, principally as a result of changes in the estimation of fiscal losses pending to amortize.  Inflationary effects also impacted our effective tax rate, resulting in a lower effective tax rate.

Net Income and Comprehensive Income

Our net income increased by 20.4% from Ps.1,026,960 thousand in 2014 to Ps.1,236,637 thousand in 2015.  Comprehensive income increased by 20.3% from Ps.1,027,266 thousand in 2014 to Ps.1,235,737 thousand in 2015.  Earnings per share were Ps.3.1328, and earnings per ADS were Ps.25.0623.

Liquidity and Capital Resources

Sources of Liquidity

Historically, we covered all of our liquidity needs, including our obligations under the master development programs, with cash flows generated by the operations of our subsidiaries and incurred no significant debt. We have adjusted our strategy to financing our operations and have incorporated debt as a means to make strategic capital investments.  In the future, we hope to continue covering our liquidity needs with cash flows generated by the operations of our subsidiaries, with a reduction of costs and operational improvements to maximize profitability, and with the incurrence of additional debt to finance expenditures pursuant to our master development program obligations, other capital expenditures and working capital, to make our capital structure more efficient.  In our opinion, our working capital is sufficient for our present requirements.  For a discussion on our master development program obligations, see “Item 4. Information on the Company—Master development programs and Capital Expenditures—Revenue Regulation.”

Pursuant to our master development programs, in 2017 through 2020, we anticipate investing Ps.3,574,018 thousand as follows:

Expected Investments Under Master Development Programs by Category for 2017 to 2020

	For the Year Ended December 31,
	2017	2018	2019	2020	Total 2017–2020
	(thousands of pesos)
Capacity and quality projects	1,486,611	656,539	304,299	148,532	2,595,981
Projects to meet ICAO directives	132,617	23,580	14,039	8,272	178,508
Facilities for disabled people	8,774	1,243	2,923	555	13,495
Environmental projects	30,036	4,301	3,018	1,533	38,888
Projects requested by competent authorities	3,235	17,341	27,913	—	48,489
Runways and aprons	2,141	14,124	10,655	3,965	30,885
Machinery and equipment	178,436	123,074	132,286	101,840	535,636
Operative standards equipment	259,067	78,628	98,954	38,227	474,876
Security — investments	103,081	16,677	16,726	11,091	147,575
Information systems — investments	68,883	27,897	37,230	23,462	157,472
Baggage-screening system — investments	111,726	90,853	6,941	3,120	212,640
Other	79,762	18,156	4,243	91,620	193,787
Total	2,464,369	1,072,413	659,227	432,223	4,628,232

Our committed investments pursuant to our master development programs for 2017 amount to Ps.1,410,155 thousand, however, we expect to invest Ps.2,464,369 thousand, corresponding to our committed investments for 2017 and to the payment of projects that could not be concluded in 2016 that correspond to the 2016—2020 master development programs.  Our committed investment for 2017 includes investments for additional capacity, equipment and investments to comply with ICAO standards, among others.  See “Item 4. Information on the Company—Master Development Programs and Capital Expenditures.”

Cash Flows

Our treasury monitors cash flows on a daily, monthly and annual basis to plan and determine the management, sources and uses of resources, as well as to meet our capital and debt service obligations at all times, and to improve our working capital and capital structure.

As of December 31, 2014, 2015 and 2016, we had Ps.2,808,149 thousand, Ps.2,605,196 thousand and 3,005,792 thousand, respectively, of cash and cash equivalents, of which 1.3%, 0.1% and 6.9%, respectively, was denominated in U.S. dollars.  We invested these resources in financial instruments in accordance with our investment policy.

In 2016, we generated Ps.2,386,146 thousand in cash flows from operating activities of which 3,309,172 thousand was directly from operating activities and was offset mainly by Ps.582,986 thousand of income tax paid, Ps.324,094 thousand of accounts receivable and Ps.102,854 thousand of major maintenance expenses.  Our cash flow used in investing activities was Ps.471,357 thousand, mainly with respect to investments in our concessions, and our cash flow used in financing activities was Ps.1,514,193 thousand, mainly for payment of Ps.1,371,642 thousand in dividends and Ps.312,796 thousand in interest.

In 2015, we generated Ps.2,069,331 thousand in cash flows from operating activities of which 2,454,752 thousand was directly from operating activities and was offset mainly by Ps.308,223 thousand of income tax paid, Ps.171,647 thousand of major maintenance expenses and Ps.69,792 thousand of accounts receivable.  Our cash flow used in investing activities was Ps.493,235 thousand, mainly with respect to investments in our concessions, and our cash flow used in financing activities was Ps.1,779,049 thousand, mainly for the distribution of Ps.1,184,834 thousand in capital reimbursements and Ps.324,471 thousand in payment of interest.

In 2014, we generated Ps.1,610,772 thousand in cash flows from operating activities of which Ps.1,881,402 thousand was directly from operating activities and was offset mainly by Ps.161,758 thousand of income tax paid, Ps.219,680 thousand of major maintenance expenses and Ps.89,826 thousand of taxes and other liability payments.  Our cash flow used in investing activities was Ps.371,844 thousand, mainly with respect to investments in our concessions and our cash flow received in financing activities was Ps.35,215 thousand, mainly for the issuance of the Ps.3,000,000 thousand principal amount long term bonds issued in the Mexican market, offset by Ps.2,349,961 thousand in debt repayments and Ps.1,188,581 thousand in capital reimbursements.

Indebtedness

Short-Term Indebtedness

As of April 14, 2017, we had lines of credit available for short-term issuances totaling Ps.700,000 thousand.

Long-Term Indebtedness

On March 26, 2013, we issued Ps.1,500,000 thousand in 10-year peso-denominated notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered in 2011.  Interest payments are made on a semiannual basis at a fixed annual interest rate of 6.47%.  The principal amount will be repaid at maturity on March 14, 2023.  In connection with the issuance of these notes, a pledge was established on the Acapulco, Ciudad Juárez, Culiacan, Chihuahua, Mazatlán, Monterrey, Tampico, Torreón and Zihuatanejo airports.  The net proceeds from the placement were used to prepay existing debt and were used to fund committed investments under the master development programs for our 13 airports, as well as for strategic investments.  The notes received ratings of mxAA+ by Standard and Poor’s and AA+ (mex) by Fitch Ratings at the moment of the issuance.  Currently our long-term debt has a mxAAA by Standard and Poor’s and AA+ (mex) by Fitch Ratings.  The principal covenants and the events of default under the indenture pursuant to which these notes were issued (the “2013 Indenture”) are described below.

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

•                                          If we or our subsidiaries do not make a payment on a payment date of principal or interest of any important debt or if an event of default is declared with respect to any important debt that obligates us or our subsidiaries to pay an amount greater than U.S.$10.0 million or its equivalent in any other currency before such debt’s scheduled maturity.

•                                          If we or any of our subsidiaries are declared to be in bankruptcy by a final and unappealable resolution or if we or any of our subsidiaries admit in writing to our inability to pay our debts by maturity.

•                                          If any definitive judicial resolution is issued against us or our subsidiaries that, individually or together, with any other definitive judicial resolution exceeds the amount of U.S.$10.0 million or its equivalent in other currencies and said amount was not paid or guaranteed within 30 calendar days.

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

As of December 31, 2012, we, through seven of our airports, maintained lines of credit with Private Export Funding Corporation (backed by Ex-Im Bank) for U.S.$20.4 million, pursuant to agreements dated October 15, 2010 and December 14, 2010, valid through December 21, 2021.  As of December 31, 2016, the balance of credit was U.S.$8.5 million.  These lines of credit are guaranteed by checked-baggage inspection equipment acquired by the airports.  The interest rate is three-month LIBOR plus 125 basis points.

On September 19, 2012, we entered into a contract for a line of credit with UPS Capital Business Credit (guaranteed by Ex-Im Bank) for U.S.$2.8 million valid through August 1, 2017.  As of December 31, 2016, the line of credit amounted to U.S.$ 0.1 million.  The line of credit is guaranteed by the Monterrey airport and the firefighting and checked-baggage inspection equipment acquired by the airports in 2011.  The interest rate is three-month LIBOR plus 95 basis points.

On April 20, 2014 we withdrew U.S.$3.1 million from a line of credit for rescue and firefighting equipment.  The line of credit is with UPS Capital Business Credit (guaranteed by Ex-Im Bank) and is valid through January 25, 2019.  As of December 31, 2016, the line of credit amounted to U.S.$1.4 million.  The line of credit is guaranteed by the firefighting equipment and the Acapulco, Chihuahua, Culiacan, San Luis Potosí, Zacatecas and Monterrey airports as primary obligors, jointly and severally, with respect to the payment of the principal and interest.  The interest rate is LIBOR plus 265 basis points.

On June 16, 2014, OMA issued Ps.3,000,000 thousand in seven-year notes (certificados bursátiles) at a fixed rate of 6.85% that were registered with the Mexican National Registry of Securities.  The objectives of the issuance were to fix interest payments and to extend the maturity profile of debt by prepaying the Ps.1,300,000 thousand in outstanding floating-rate notes issued under the 2011 Indenture, and to finance the master development programs and strategic investments.  The floating-rate Ps.notes issued under the 2011 Indenture were paid on July 11, 2014.  The principal covenants and the events of default under the indenture pursuant to which these notes were issued (the “2014 Indenture”) are substantially similar to those under the 2013 Indenture.

Total Indebtedness

The following table sets forth our total indebtedness at the closing of each of the periods indicated:

As of December 31,	Indebtedness
	(in thousands of pesos)
2014	Ps.	4,724,401
2015	4,713,782
2016	4,693,865

Derivative Financial Instruments

As of December 31, 2016, we were not party to and did not hold any financial derivative instrument.

Other Restrictions

As of December 31, 2016, restrictions imposed by debt instruments did not have any impact on our ability to fulfill our capital and cash obligations.

Principal Treasury Policies

The operation of the treasury is based on various policies, with which we were in compliance as of December 31, 2016.  The most significant policies currently in effect are as follows:

Investments in Financial Instruments.  The Company shall invest its cash balance in a secure and diversified portfolio, including investments of varying terms and with multiple financial institutions, in accordance with the following:

•                                          The Company shall invest in instruments with a minimum credit rating of MxAA in Mexico or its equivalent from a recognized rating agency.

•                                          The investment period shall never exceed 180 days.

•                                          No more than 50% of consolidated cash shall be invested in a single financial institution.

•                                          The financial institution with which the investment is made shall be recognized in the Mexican market and registered with the CNBV and shall have had positive earnings for the past three years and a minimum credit rating of MxA in Mexico or its equivalent from a recognized rating agency.

Indebtedness.  The Company shall comply with any debt restrictions established in its debt agreements or in related parties debt agreements that include any restriction on the Company’s debt level.

Derivative Financial Instruments.  The Company may only invest in derivative financial instruments that are strictly for coverage, with the objective of setting maximum financial costs and established on a national value.  The derivative financial investments shall be tested for effectiveness, the type of coverage shall be designated, and calculations of the Value at Risk or its equivalent will be validated with a third party.  The counterparty shall have a minimum risk rating of MxAA in Mexico or the equivalent international risk rating from a recognized rating agency.

Related-Party Transactions.  Related-party transactions shall be entered into on market terms in accordance with the opinion of an external expert.  Related-party transactions that that exceed Ps.1,500 thousand in a single transaction or Ps.10,000 thousand in a series of transactions shall be authorized by the Board of Directors.

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

The following table details our actual expenditures made during 2014, 2015 and 2016 and their classification in our consolidated financial statements for such periods:

	For the Year Ended December 31,
	2014	2015	2016
	(in thousands of pesos)
Capital expenditures pursuant to master development programs	307,327	347,988	344,772
Other capital expenditures	129,105	200,358	184,621
Total capital expenditures	436,432	548,346	529,393
Expenditures made for major maintenance(1)	219,680	171,647	102,854
Other expenditures pursuant to master development programs	11,058	12,952	4,575
Expenditures pursuant to master development programs and other capital expenditures(2)	667,712	732,945	636,822

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

In 2016, we spent Ps.529,393 thousand on capital expenditures, principally in connection with works for improvements related to our terminals, runways and aprons.  In 2015, we spent Ps.548,346 thousand on capital expenditures, principally for improvements related to our terminals, runways and aprons.  In 2014, we spent Ps.436,432 thousand on capital expenditures, principally for terminal, runway and apron improvements and land.

We currently intend to fund our commitments pursuant to the master development programs, other capital expenditures and working capital required by our business operations through cash flows generated from our operations and through the issuance of additional debt as deemed necessary by our management to comply with our obligations under the master development programs.  For a discussion on our master development program obligations, see “Item 4. Information on the Company—Master Development Programs and Capital Expenditures—Revenue Regulation.”

Share Repurchase Program

On April 10, 2014, our shareholders authorized the use of an amount of up to Ps.373,867 thousand for repurchases of Series B shares until the next annual shareholders’ meeting.  On April 23, 2015, our shareholders authorized the use of an amount of up to Ps.241,543 thousand for repurchases of Series B shares until the next annual shareholders’ meeting.  On April 14, 2016, our shareholders authorized the use of an amount of up to Ps.1,200,000 thousand for repurchases of Series B shares until the next annual shareholders’ meeting.

Our share repurchase program started in October 2007.  The operation of our share repurchase program generates cash inflow and cash outflow depending on the nature of the transaction (buying or selling).  For the years ended December 31, 2014, 2015 and 2016, the share repurchase program generated a cash outflow of Ps.154,499 thousand, a cash outflow of Ps.244,293 thousand and a cash inflow of Ps.184,370, respectively.  On December 31, 2014, 2015 and 2016, the number of repurchased shares in treasury amounted to 4,620,150, 7,843,623 and 6,229,027, respectively.  During 2016, we sold 1,614,596 shares under our share repurchase program.

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

Deferred Income Taxes

Our deferred income taxes as of December 31, 2014, 2015 and 2016 were prepared taking into account that we will only be obligated to pay the Corporate Income Tax.

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

In our analysis of impairment indicators, we identified indicators of a potential impairment in the Terminal 2 NH Collection Hotel investment.  After the analysis, we determined that the Terminal 2 NH Collection Hotel was not impaired and therefore did not record any impairment loss during the period.  The Company has not recorded an impairment loss for any periods presented in this Annual Report on Form 20-F.

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

Tabular Disclosure of Contractual Obligations

	Payments Due by Period
			2017		2018-2020		2021-2023			2024-on
	Total		Less than 1 Year(5)		1-3 Years		3-5 Years			More than 5 Years
	(in thousands of pesos)
Master development programs	Ps.	4,628,232	Ps.	2,464,369	Ps.	1,731,640	Ps.	432,223	(6)	N/A		(6)
Purchase obligations(1)	297,638		73,306		224,332		N/A			N/A
Short-term debt	—		—		—		—			—
Long-term debt(2)	4,707,303		56,122		137,166		3,014,015			1,500,000
Interest(3)	1,548,995		313,145		929,050		287,120			19,680
Leases(4)	325,405		27,950		78,738		52,492			166,225
Total	Ps.	11,507,573	Ps.	2,934,892	Ps.	3,100,926	Ps.	3,785,850		Ps.	1,685,905

(1)                                  Reflects minimum fixed annual payment to be paid under our Technical Assistance Agreement of U.S.$3.5 million updated to specific year using an annual U.S. inflation rate of 1.01%, as reported by the U.S. Department of Labor, Bureau of Labor Statistics for the period from June 2015 to June 2016, and assuming an exchange rate of Ps.20.664 per U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2016, which is used for operations with related parties in our consolidated financial statements.  The amount ultimately to be paid in any year will depend on our profitability.  The Technical Assistance Agreement will remain in effect until December 31, 2020.  At the end of this term, the Technical Assistance Agreement will be automatically extended for successive one-year periods unless any party thereto elects otherwise, so long as CONOISA retains at least 12.75% of SETA’s capital.  See “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements Relating to SETA.”

(2)                                  Debt denominated in U.S. dollars was converted to pesos based on an exchange rate of Ps.20.664 per U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2016, which is used for liabilities in our consolidated financial statements.

(3)                                  Interest projected based on forward interest rates (TIIE and LIBOR) and assuming an exchange rate of Ps.20.664 per U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2016, which is used for liabilities in our consolidated financial statements.

(4)                                  In October 2008, we acquired 90% of the common stock of Consorcio Grupo Hotelero T2, S.A. de C.V.  This entity held a lease agreement with Mexico City International Airport to construct and operate a five-star hotel at Terminal 2 of Mexico City International Airport, establishing a leasing amount of the higher of Ps.18.5 million per year or a royalty of 18% of total annual revenues.  Additionally, we executed a lease agreement with HSBC for our headquarters building with an annual payment of Ps.6.618 million, adjusted every year according to the Mexican national consumer price index.

(5)                                  Amounts for less than one year correspond to obligations for 2017.

(6)                                  In 2020, the fifth year of our current master development program, we will negotiate new master development program commitments for the 2021—2025 period with the Ministry of Communications and Transportation.

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

At the shareholders’ meeting held on April 14, 2016, Frédéric Dupeyron was appointed as a director by SETA in substitution of Laurent Galzy.  Additionally, Ricardo Maldonado Yáñez and Felipe Duarte Olvera were approved as Independent Directors of the Board of Directors in substitution of Luis Guillermo Zazueta Domínguez and Carlos Guzmán Bofill.  On October 19, 2016, Luis Zarate Rocha, Member of the Board of Directors, passed away.

At the shareholders’ meeting held on February 24, 2017, our shareholders approved the designation of Guadalupe Phillips Margain, Rodrigo Antonio Quintana Kawage, Pablo García Aguilar, Próspero Antonio Ortega Castro and Jacques Edouard Jullien Follain as members of the Board of Directors.  Additionally, Patrice Bastid was appointed the alternate director for Jacques Eduard Jullien Follain, and Bernardo Casas Godoy was appointed Secretary (non-member) of the Board of Directors.

The following table lists the members of the Board of Directors effective on April 14, 2017, along with their titles, dates of appointment and ages:

Name	Title	Director Since	Age
Diego Quintana Kawage*	Chairman and Director	April 14, 2011	45
Guadalupe Phillips Margain*	Director	February 24, 2017	46
Rodrigo Antonio Quinta Kawage*	Director	February 24, 2017	38
Jacques Edouard Julien Follain	Director	April 13, 2006	61
Pablo García Aguilar	Director	February 24, 2017	46
Próspero Antonio Ortega Castro	Director	February 24, 2017	45
Ricardo Maldonado Yáñez	Independent Director	April 14, 2016	49

Name	Title	Director Since	Age
Alberto Felipe Mulás Alonso	Independent Director	October 2, 2006	55
Elsa Beatriz García Bojorges	Independent Director	April 16, 2013	50
Ricardo Gutiérrez Muñoz	Independent Director	April 16, 2013	39
Felipe Duarte Olvera	Independent Director	April 14, 2016	42
Patrice Bastid	Alternate Director	February 24, 2017	59

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

Guadalupe Phillips Margain. Ms. Guadulupe Phillips Margain has been the Chief Executive Officer of Empresas ICA, S.A.B. de C.V. since November 2016 and a member of Empresas ICA’s board of directors since April 2016.  Previously, she was Chief Restructuring Officer of Empresas ICA and Vice President of Finance and Risk Management for Grupo Televisa.  She is a member of the boards of directors of Sky México and Evercore Casa de Bolsa.  She is also an alternate member of the boards of directors of Grupo Televisa and Grupo Financiero Banorte. Ms. Phillips holds a law degree from the Instituto Tecnológico Autónomo de México (ITAM) and an M.A. and Ph.D. from the Fletcher School at Tufts University.

Rodrigo Antonio Quintana Kawage.  Mr. Rodrigo Antonio Quintana Kawage has been General Counsel of Empresas ICA since June 2010 and was designated as a provisional proprietary member of Empresas ICA’s board in November 2016.  Previously, Mr. Quintana served as Secretary of OMA’s Board of Directors.  He has worked as a legal intern at Banco de Mexico, Mexico’s central bank, and as an associate in the finance practice of Mayer Brown, a global law firm, in its Chicago and New York offices.  Mr. Quintana joined Empresas ICA’s  legal department in 2001, and then rejoined after leaving Mayer Brown in January 2009.  Mr. Quintana holds law degrees from the Instituto Tecnologico Autonomo de Mexico in Mexico City and from the University of Chicago Law School. He is the brother of Mr. Diego Quintana, the Chairman of OMA’s Board.

Jacques Edouard Jullien Follain.  Mr. Jacques Follain has been an alternate member or member of our Board of Directors since December 2006 and is currently the alternate director for Laurent Galzy.  In April 2013, he was appointed as a member of our Board of Directors.  Mr. Follain is Managing Director of ADPM.  Mr. Follain joined the ADP Group in 1998 and has played a key role in the development of ADP as an international airport operator in China, Mexico, Egypt, Jordan, Belgium, Mauritius, Croatia and Algeria.  Prior to joining ADP, Mr. Follain was an organizational consultant for Arthur Andersen Accenture for six years and then held several positions in L’Oréal starting in 1987, including heading its Mexico subsidiary, sales and marketing manager for Europe in the International Department and responsibility for setting up the management information systems of the professional division.  He is member of the Board of Directors of ADPI, ZAIC and MZLZ (Croatia), ATOL (Mauritius) and Liège Airport (Belgium).  Mr. Follain is an aeronautical and telecommunications engineer, with degrees from the École Nationale Supérieure des Constructions Aéronautiques (Toulouse), the École Nationale Supérieure des Telecommunications (Paris) and a Master’s degree from Stanford University.

Pablo García Aguilar. Mr. Pablo García Aguilar was appointed Chief Financial Officer of Empresas ICA in December 2015. Mr. Garcia was the Finance Director for Empresas ICA’s infrastructure division since 2012, where he was responsible for arranging the financings for Empresas ICA’s portfolio of concessioned infrastructure projects and for structuring the sale of minority participations as part of Empresas ICA’s strategy of monetizing its asset portfolio. Prior to joining Empresas ICA, he was Managing Director and head of Project Finance for Latin America at Scotiabank. From 2004 to 2011, he was Senior Vice President for Project Finance for Banco Santander, heading all their Mexico activities. From 1998 to 2004, he served in various capacities at Banco Santander in New York City and Madrid. Mr. Garcia has a B.A. in economics from Florida State University, and an M.A. in Applied Economics and Finance from the University of Michigan.

Próspero Antonio Ortega Castro. Mr. Prospero Antonio Ortega Castro has been the Corporate Director of Administration of Empresas ICA since 2015. Previously, he held positions in a number of Empresas ICA’s business units. Prior to joining Empresas ICA in 1995, Mr. Ortega worked as an auditor at Price Waterhouse. Mr. Ortega holds a degree in Finance and Accounting from the Universidad de las Americas in Puebla and a Master’s degree in Administration from the Instituto Tecnologico de Estudios Superiores de Monterrey. He also attended an executive program at the Instituto Panamericano de Alta Direccion de Empresas (IPADE) in Mexico City.

Ricardo Maldonado Yáñez.  Mr. Ricardo Maldonado Yáñez is a partner in the law firm Mijares, Angoitia, Cortés y Fuentes, S.C.  He has over 20 years of experience providing advice and counsel to Mexican and foreign companies on domestic and cross-border merger and acquisition transactions, joint ventures and strategic alliances. He also represents issuers and financial institutions in domestic and international, public and private, debt and equity offerings, and advises clients in the negotiation, structuring and drafting of commercial loans, in complex financings and in infrastructure projects.  Mr. Maldonado also represents clients in the Mexican hydrocarbons sector. Mr. Maldonado serves as member and/or secretary of the boards of directors of companies such as

Grupo Televisa, Consorcio Ara, and Banco Ahorro Famsa, among others.  Mr. Maldonado holds an undergraduate degree in law from the Universidad Nacional Autónoma de México (UNAM) and an LL.M. from the University of Chicago Law School. He also has specialized in corporate law from the Instituto Tecnológico Autónomo de México (ITAM).

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

Patrice Bastid. Mr. Patrice Bastid has served as Deputy General Director of Aéroports de Paris Management since 2012.  He is a member of the boards of directors of a number of operations and international investments of Aéroports de Paris. He has more than 30 years of experience in various aspects of airport operation in France and other countries, including Cambodia and Egypt, and in the development of non-aeronautical activities.  His positions have included assignments in the airplane ground assistance, route development, and marketing areas, among others.  In 1997, he was Chief of Operations for the Charles de Gaulle Airport, when Terminal 2 F1 and F2 were opened.  In 2001, he became Vice President for International Operations of Aéroports de París.  He is a graduate of the Institut des Sciences Politiques in Paris.

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

The following table lists our executive officers, their current position and their date of appointment as an executive officer.  On December 31, 2016, Stéphane Laurent Christian Lemoine and André Lormain were removed from their positions as Chief Operating Officer and Commercial and Marketing Director, respectively, in connection with ADPM’s sale of its indirect participation on our capital stock.

Name	Current Position	Executive Officer Since(1)	Age
Porfirio González Álvarez(2)	Chief Executive Officer	July 1, 2011	66
Vicsaly Torres Ruiz(2)	Chief Financial Officer	July 27, 2015	35
Alfredo Domínguez Sánchez	General Counsel	November 14, 2011	42
Juan Manuel Jauregui Aguilar	Airports Operations Director	November 14, 2011	62
E. Héctor H. Cortés Cortés	Commercial Director	October 7, 2015	47
Roberto Ontiveros Chávez	Infrastructure and Maintenance Director	July 22, 2008	52

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

Vicsaly Torres Ruiz has served as our Chief Financial Officer since July 2015.  Ms. Torres has more than 14 years’ experience in the finance and administration area.  She joined us in 2006 as part of the team that carried out OMA’s Initial Public Offering and was responsible for the creation of the Investor Relations area.  In 2010, she also became head of Strategic Planning.  In 2011, she became Corporate Treasurer and Manager of Financial Planning.  In 2013, her responsibilities expanded to take responsibility again for the Investor Relations area.  Prior to joining us, Ms. Torres worked for three years for a foreign exchange brokerage Mexican firm.  She earned an undergraduate degree in International Commerce from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) and a Master’s in Business Administration with a specialty in Finance from the Universidad Regiomontana.  She has also received certifications and taken advanced studies in corporate finance, management and airport administration at the Instituto Panamericano de Alta Dirección de Empresa (IPADE) Business School, the Instituto Politécnico Nacional (IPN), the ITAérea Aeronautical Business School and the ICAO, among others.

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

Eliseo Héctor Hugo Cortés Cortés has served as Commercial Director since March 2017. He served as Real Estate and New Businesses Director from October 2015 to March 2017.  He joined us in 2001 after being part of the team that participated in the bidding process for the privatization of our airports.  Within our company he has held various positions.  From 2007 through 2015 he acted as Manager of the Culiacán airport, from 2004 to 2006 he was Manager of the Tampico airport and from 2001 to 2003 he was

Diversification Manager.  Prior to joining us, he participated in the development of special projects for Grupo ICA between 1999 and 2000.  He has experience in the maritime port sector  through his involvement in the start-up and operation of ICAVE, a specialized container terminal under concession, between 1995 and 1997, and between 1989 and 1994 he participated on a part-time basis at Puertos Mexicanos, a unit of the Ministry of Communications and Transportation.  He holds a B.S. in Civil Engineering from the Universidad Nacional Autónoma de México (UNAM) and a Master’s Degree in Project Management from the University of British Columbia and also holds a post graduate degree in Airports Engineering and Operations from the Instituto Politécnico Nacional and the ICAO.  He has attended advanced programs, in business and management at the Instituto Panamericano de Alta Dirección de Empresa (IPADE) Business School and the Universidad de las Américas, and has completed a variety of specialized courses in airports operations, security, safety, maintenance and development. He is a certified member of the American Association of Airport Executives.

Roberto Ontiveros Chávez has served as our Infrastructure and Maintenance Director since July 2008.  Previously, he was a Senior Engineer at the Facilities Management department of the U.S. Embassy in Mexico City, Construction Manager for Libra Desarrollos, S.A., and PROCASA and Chief of Planning at Cementos del Yaqui, S.A. Mr. Ontiveros holds a B.S. in civil engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM), a Master’s Degree in Construction by Universidad Nacional Autónoma de México (UNAM), a diploma of the executive management program at Instituto Panamericano de Alta Dirección de Empresa (IPADE), a diploma in Project Management from the Project Management Institute, a diploma as a reinforced concrete inspector from the American Concrete Institute and a diploma on management of asbestos containing materials, among other specialization courses in the construction sector.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executive Officers

For 2016, the aggregate compensation earned by our 24 officers (including executive officers and airport administrators) was Ps.74,706 thousand.

At the shareholders’ meeting held on April 14, 2016, the shareholders approved the following compensation for Directors and Executive Officers:  each of the chief executive officer, the chief financial officer, the general counsel and the permanent invitees and secretaries for each meeting of the Board of Directors or committee will receive compensation in the amount of Ps.60,000, net of any required withholding, for each meeting and committee meeting attended, and Directors that serve as the chairs of each Board of Directors or committee meeting will receive compensation in the amount of Ps.70,000, net of any required withholding.  In addition, the Chairman of the Board will receive an annual, performance-based bonus of up to 55% of the compensation of the Chief Executive Officer of the Company.  This bonus will be subject to the evaluation of the Corporate Practices, Finance, Planning and Sustainability Committee.  Furthermore, Independent Directors will receive a fee of Ps.4,000, net of any required withholding, for each hour they dedicate to our affairs entrusted to them by the Board of Directors outside of board meetings and corporate committee meetings.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due them according to the Mexican Federal Labor Law.

As of December 31, 2016, the amount set aside or accrued for all employees under our subsidiary Servicios Aero Especializados del Centro Norte, S.A. de C.V.’s retirement plan, was Ps.16,041 thousand.  Other than for Servicios Aero Especializados del Centro Norte, S.A. de C.V., no amount has been set aside by us or our subsidiaries for pension, retirement or similar benefits.

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

Considering the importance and breadth of the matters overseen by our Special Committee, at the recommendation of our Board of Directors, at our general shareholders’ meeting held on April 16, 2013, the establishment of two committees was approved:  an Audit Committee and a Corporate Practices, Finance, Planning and Sustainability Committee.  The committees provide relevant support to the Board of Directors so that the Board of Directors may make necessary decisions.

At our general shareholders’ meetings held on April 10, 2014, April 23, 2015 and April 14, 2016, Elsa Beatriz García Bojorges and Alberto Felipe Mulás Alonso were ratified as Chairpersons of our Audit Committee and our Corporate Practices, Finance, Planning and Sustainability Committee, respectively.  The current members of the Audit Committee are Elsa Beatriz García Bojorges, Alberto Felipe Mulás Alonso and Felipe Duarte Olvera.  Elsa Beatriz García Bojorges has been designated as an “audit committee financial expert” as defined by the SEC.  Alberto Felipe Mulás Alonso, Ricardo Gutiérrez Muñoz and Ricardo Maldonado Yáñez are the current members of the Corporate Practices, Finance, Planning and Sustainability Committee.

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

Employees

As of December 31, 2016, we had approximately 1,262 employees.  The total number of employees increased by 1.9% in 2016, due primarily to an increase in the number of employees hired for the operation of our hotels.  As of December 31, 2016, approximately 55.2% of our employees were unionized.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated:

	As of December 31,
	2014	2015	2016
Categories of activity:
Airport operations	555	563	551
Airport maintenance	172	179	187
Administration	320	316	322
Hotel services(1)	131	181	202
Geographic location:
Acapulco	82	82	82
Ciudad Juárez	54	55	54
Culiacán	58	60	60
Chihuahua	60	59	57
Durango	43	43	43
Mazatlán	66	65	66
Monterrey	222	222	221
Reynosa	42	42	42
San Luis Potosí	47	48	48
Tampico	61	63	62
Torreón	50	53	50
Zacatecas	46	48	48
Zihuatanejo	47	47	48
Corporate offices	169	171	179
Hotel services(1)	131	181	202
Total(2)	1,178	1,239	1,262

(1)                                  Employed by our subsidiaries Servicios Corporativos Terminal 2, S.A. de C.V. and Servicios Hoteleros Aeropuerto Monterrey, S.A. de C.V., providing services for the operation and administration of the Terminal 2 NH Collection Hotel and the Hilton Garden Inn Hotel, respectively.  The human capital management for these employees is directly led by NH Hoteles SA, a Spanish company, and Grupo Hotelero Santa Fe, respectively.

(2)                                  As of December 31, 2014, 2015 and 2016, includes 414, 427 and 433  persons, respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., and 51, 48 and 53 persons, respectively, employed by Servicios Aero Especializados del Centro Norte, S.A. de C.V., our administrative services subsidiaries.

All of our unionized employees, who are employed by our subsidiary Operadora de Aeropuertos del Centro Norte, S.A. de C.V., are members of local chapters of the Mexican National Union of Airport and Auxiliary Services Workers, an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services agency as well as of the three other airport groups (the Southeast Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V.), the Mexico City Group (Grupo Aeroportuario de la Ciudad de México, S.A. de C.V.) and the Pacific Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V.)) operating in Mexico.  Since July 2008, the labor relations with our employees are governed by a collective labor agreement and negotiated by the local chapter of the union.  As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years.

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries.  We make bi-weekly contributions matching each employee’s contribution.  Employees are entitled to withdraw the funds in their accounts on an annual basis.  In 2014, 2015 and 2016, we made a total of Ps.57,487 thousand, Ps.59,819 thousand and Ps.62,790 thousand, respectively, in payments to employees’ accounts pursuant to the savings plan.

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

CONOISA (as successor in interest to Aeroinvest) is our controlling shareholder as the beneficial owner holding the largest percentage of our capital stock.  CONOISA directly owns 7,516,377 of our Series B shares that represent 1.9% of our outstanding capital stock.  CONOISA also directly owns 331,971,999 Series A shares of SETA that represent 99.9% of its capital stock.  SETA in turn owns 49,766,000 of our Series BB shares that represent 12.4% of our capital stock.  Consequently, CONOISA is the beneficial owner of 14.3% of our capital stock.

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 14, 2017, identifying each owner of more than 5% of any series of our shares:

	Number of Shares		Percentage of Issued and Outstanding Capital
Identity of Shareholder	B Shares	BB Shares	B Shares	BB Shares
CONOISA(1)	7,516,377	—	1.9%	—
SETA	—	49,766,000	—	12.4%
Aberdeen Asset Management PLC(2)	22,524,436	—	5.6%	—
Quintana Family(3)	16,678,527	—	4.2%	—
Public	303,505,760	—	75.9%	—
Officers and Directors(4)	8,900	—	0.0%	—

(1)                                  In addition to the Series B shares it directly owns, CONOISA may be deemed to beneficially own all of our shares owned by SETA by virtue of its ownership of 99.9% of SETA’s capital stock.  CONOISA and SETA are subsidiaries of Empresas ICA.

(2)                                  Based on beneficial ownership report filed with the SEC dated December 31, 2016.

(3)                                  Members of the Quintana Family, including Mr. Alonso Quintana Kawage (who served as Director until February 24, 2017) and current Directors Mr. Diego Quintana Kawage and Mr. Rodrigo Quintana, directly own an aggregate of 16,678,527 Series B shares representing 4.2% of our total shares.  None of the members of the Quintana Family individually directly own more than 5% of any class of our shares.  Percentage figures are based on the number of shares outstanding as of the date of the most recently beneficial ownership report.

(4)                                  Excludes shares beneficially owned by Mr. Diego Quintana Kawage and Mr. Rodrigo Antonio Quintana Kawage, who own 22,000 and 1,062,810 Series B shares, respectively, and is included in the percentage owned by the Quintana Family as a group.

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

On September 15, 2015, SETA entered into a management and source of payment Trust Agreement with Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero and ADPM (the “Invex Trust”), pursuant to which SETA transferred 8,000,000 Series B shares and 9,034,000 Series BB shares (which were later converted into Series B shares on October 15, 2015) to the trust. The Invex Trust established a mechanism that allowed ADPM to exchange all of its participation in SETA for an equivalent participation in our capital stock and to sell all or part of the Series B or Series BB shares that it acquired without any restrictions as of June 15, 2016.  On October 6, 2016, ADPM informed us of its decision to exercise its option to exchange its 25.5% of its shares in SETA, our strategic partner, for Series B shares held by SETA, which represent 4.3% of our total capital stock, in order to sell these shares through an international private placement.  On October 10, 2016, ADPM announced the completion of the sale of all the Series B shares received as a result of the option exercise.  As a result, the Invex Trust and the consortium agreement entered into among ADPM, CONOISA (as successor in interest to Aeroinvest), and Vinci, S.A. (a corporation organized under the laws of France), on May 16, 2000, as amended and restated on April 13, 2015, which granted certain special corporate rights to ADPM in respect of SETA, were terminated.

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

Arrangements Relating to CONOISA (as Successor in Interest to Aeroinvest)

On May 15, 2013, we filed a shelf registration statement on Form F-3 with the SEC, which permited the selling shareholder named therein, Aeroinvest (currently CONOISA), to offer, from time to time, up to 100,000,000 Series B shares, directly or in the form of ADSs.  On July 12, 2013, Aeroinvest (currently CONOISA) sold 69,000,000 shares, representing approximately 17.25% of our total capital stock, in an underwritten global public offering at a price of Ps.40.00 per Series B share and U.S.$24.76 per ADS.  In August 2015, Aeroinvest (currently CONOISA) sold a total of 12,081,300 Series B shares, or approximately 3.02% of outstanding Series B shares, through a block trade on the Mexican Stock Exchange to a third party through Barclays Bank, PLC, for a price of Ps.83.5 per share.  In addition, in a series of sales between January 29, 2016 and February 5, 2016, CONOISA sold an aggregate of 4,386,250 Series B shares, or approximately 1.10% of outstanding Series B shares at an average price of Ps.84.05 per share.

The shelf registration statement on Form F-3 ceased to be in effect as of May 15, 2016, three years after its initial effective date.

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2016 amounted to Ps.117,987 thousand (U.S.$5.710 million).  The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its shareholders during the term of the agreement.  The agreement had an initial term of 15 years beginning June 14, 2000, and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015.  On May 13, 2015, we signed an extension and amendment to our Technical Assistance Agreement for a term to end on December 31, 2020.  Pursuant to the amendment, the agreement will be automatically renewed for successive one-year terms unless one party provides the other a notice of termination at least 90 days prior to a scheduled expiration date, as long as CONOISA retains at least 12.75% of SETA’s capital stock.  A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B shares that are not owned by SETA or any of its affiliates.  The amendment became effective on June 14, 2015.

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

The Technical Assistance Fee for 2000 and 2001 was fixed at U.S.$5.0 million.  Subsequent to January 1, 2003, the Technical Assistance Fee was equal to the greater of U.S.$3.0 million adjusted annually for inflation since June 14, 2006 (measured by the U.S. consumer price index), or 5% of our EBITDA (as defined in the Technical Assistance Agreement).  As of June 14, 2015, the technical assistance fee was reduced by 20% for the first three years of the extension and amendment to the Technical Assistance Agreement, to the greater of U.S.$3,478,000  (updated annually according to the U.S. consumer price index) and 4% of our EBITDA, and by an additional 25% for the final two years of the extension, to 3% of our EBITDA.  We believe that this structure creates an incentive for SETA to increase our annual consolidated earnings.  SETA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

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

In 2015 and 2016, we recognized expenses of U.S.$5.6 million and U.S.$5.7 million, respectively, pursuant to the Technical Assistance Agreement plus additional nominal expenses paid to SETA and its affiliates.

Arrangements with CONOISA (as Successor in Interest to Aeroinvest) and Its Affiliates

On June 2, 2015, Aeroinvest (currently CONOISA) entered into certain transactions with Banco Santander for purposes of obtaining short-term cash financing on a secured basis through monetization of its position in our Series B shares.  Pursuant to the terms of the relevant financing documents, Aeroinvest transferred a total of 69,487,800 Series B shares to Banco Santander in exchange for initial cash payments totaling Ps.4,024 million and monthly interest payments, with a simultaneous agreement by Banco Santander to transfer the Series B shares back to Aeroinvest on the agreed settlement dates against a final price per Series B share equal to the initial price of the transaction.  The transactions were executed under three swap confirmations due on July 3, 2015, September 3, 2015 and June 4, 2018, respectively.  As credit support, Aeroinvest, Empresas ICA and their affiliates granted to Banco Santander a guaranty of 13,897,560 additional Series B shares, pursuant to a Mexican law governed share pledge agreement with Monex acting as pledge administrator.

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

On July 21, 2015, Aeroinvest (currently CONOISA) pledged 33,162,600 Series B shares to Deutsche Bank, in its capacity as collateral agent, as a guarantee for a loan to Aeroinvest in the amount of Ps.92 million due to mature on May 15, 2018.  On October 26, 2015, Aeroinvest (currently CONOISA) granted a second priority lien on the same Series B shares to Deutsche Bank, as a guarantee for a loan to Ingenieros Civiles Asociados, S.A. de C.V., another subsidiary of EMICA, in the amount of  $95,000,000.  On February 2, 2016, Deutsche Bank sold those shares in foreclosure of the collateral.

On November 27, 2015, Aeroinvest (currently CONOISA) pledged 7,721,678 Series B shares to Value in connection with a loan to ICA Planeación in the amount of Ps.600 million.  Between March 10, 2016 and March 17, 2016, Value sold an aggregate of 6,814,578 Series B shares in foreclosure of the collateral and returned 907,100 Series B shares to CONOISA (as successor in interest to Aeroinvest).

As a result of the foreclosure of the collateral, none of the pledges described above remain outstanding as of the date of this report.

In addition, on December 16, 2016, SETA pledged 49,766,000 Series BB shares of our capital stock to secure a loan granted by Fintech.

CONOISA’s economic interests with respect to these or any other additional Series B shares purchased by CONOISA may become subject to an assignment under the terms of any security agreements or future refinancing documents in certain circumstances.

Arrangements with Other Affiliates

We periodically engage Empresas ICA and its affiliates to provide construction and related services to us.  In 2016, we contracted Ps.184,059 thousand for services to be provided by Empresas ICA and its affiliates, periodically.  In accordance with our Related Party Guidelines, any of these contracts shall be approved by our Board of Directors upon the recommendation of our Corporate Practices, Finance, Planning and Sustainability Committee and in accordance with Mexican Securities Law.  The Committee considers whether these contracts are arm’s-length agreements based on the evaluation of these contracts by the third-party professionals Desarrollo de Ingeniería Civil y Tecnológica, S.A. de C.V. (DICTEC), represented by Jorge Moreno Anaya and Corporativo de Ingeniería Terrestre, S.A. de C.V. (COITSA), represented by Victor Manuel Corona Ahumada.  All companies are independent experts contracted by us to evaluate offers made by Empresas ICA or its affiliates to determine if such offers are consistent with market prices.

The following table sets forth the amounts paid to affiliates of Empresas ICA during 2016, for a total of Ps.22,034 thousand, in exchange for the provision of services related to the construction of terminal buildings of our airports and pluvial network rectification, as well as construction works for the hotel at the Monterrey airport.  This amount represents approximately 3.5% of our expenditures under the master development programs and other capital expenditures for an amount of Ps.636,594 thousand.

Service	Amount
	(2016) (in thousands of pesos)
Acapulco airport	21,378
Tampico airport	316
Consorcio Hotelero Aeropuerto Monterrey, S.A. de C.V.	340
Total	Ps.	22,034

Transactions with Related Parties

As of December 31, 2016, we had Ps.140,328 thousand in accounts payable to related parties, and we engaged in the following transactions with related parties during 2016:

•                  transaction amounting to Ps.117,987 thousand in technical assistance fees with SETA, a related party of Empresas ICA; and

•                  transactions amounting to Ps.103,325 thousand with our partner VYNMSA and its affiliates in connection with the development of the OMA-VYNMSA Industrial Park located in the Monterrey airport.

In connection with the operations of the Terminal 2 NH Collection Hotel, the Hilton Garden Inn Hotel and OMA-Vynmsa Aero Industrial Park, transactions amounted to Ps.51,950 thousand in administrative services fees with our partners NH Hotels, Grupo Hotelero Santa Fe and VYNMSA, respectively. This amount also includes the administrative services fees paid to a related party of Empresas ICA for related services, such as support.

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

Amparo Trial in Connection with The Requirement of Municipal Licenses at the Ciudad Juárez Airport

In April 2016, the General Department of Urban Development of the Municipality of Ciudad Juárez notified the entry into force of the Public and Private Parking Lots Operations Regulation, which imposed a series of obligations on the airport as the operator of public parking lots, with the aim of preventing the concessionaire from continuing to provide parking lot services through charge-by-entry.

Subsequently, on April 19, 2016, municipal authorities executed the closure of the public parking lots in the airport claiming the lack of a license to operate and non-compliance with the corresponding regulations.

An amparo constitutional claim was filed against such acts challenging the closure and claiming the unconstitutionality of the municipal regulation. The trial was admitted and in December 2016 the Court issued a resolution in favor of the airport indicating a lack of municipal authority due to the application of the regulations in an area where only the federal government has jurisdiction.

Currently, there is an appeal pending against the decision that granted amparo protection to the airport.

In April 2016, the municipal authority of Ciudad Juárez carried out verification visits at the business premises located at the airport to request the municipal operating licenses, and subsequently ordered the closure of ten businesses in the airport for not having such license.

Against such acts, an amparo trial was filed by the Ciudad Juárez airport to challenge the closure and claim the unconstitutionality of the municipal order. The claim was admitted and the court decided in favor of the airport, indicating a lack of municipal authority due to the application of municipal regulations in an area where only the federal government has jurisdiction.

Disputed Land Ownership at the Ciudad Juárez Airport

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$120.0 million.  On May 18, 2005, a Mexican court ordered us to return the disputed land to the plaintiffs.  However, that decision and three subsequent constitutional claims permitted the ruling to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation, as the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juárez airport.  On August 28, 2009, the federal government filed its answer to the claim, in which it requested that the trial be removed to federal court.  In May 2010, the Court of Appeals granted the federal government’s request, giving the Federal Courts jurisdiction to hear the lawsuit.  The plaintiffs filed a constitutional claim against this ruling before the Federal District Court in Chihuahua and on November 29, 2010, the District Court in Chihuahua confirmed the Court of Appeals ruling.  Against this ruling, the plaintiffs filed an appeal (recurso de revisión) before the Federal District Circuit Court and on July 7, 2011, the Federal District Circuit Court ruled that the plaintiffs’ constitutional claim should be heard by a District Court in Ciudad Juárez.  In October 2011, the District Court in Ciudad Juárez denied the plaintiffs’ constitutional claim, against which, in November 2011, the plaintiffs filed a new appeal (recurso de revisión) before the Federal District Circuit Court.  On January 7, 2012, the Federal District Circuit Court confirmed that the District Court in Ciudad Juárez had jurisdiction to hear the claim.  On April 30, 2012, the Federal District Court in Ciudad Juárez ruled that it did not have jurisdiction to hear the claim, and the determination of jurisdiction was sent to the Mexican Supreme Court.  However, after the Federal District Court denied jurisdiction, a conflict arose that has been resolved by the Circuit Court.  The Federal District Circuit Court ruled on January 13, 2013 that a state or local court must hear the lawsuit rather than a federal court.  On July 8, 2016, the local court in Ciudad Juárez ruled that the claims against the Ciudad Juárez airport are inadmissible, and on October 21, 2016, the claimants filed an appeal before the Appellate Court in Chihuahua against the court’s determination.  As of April 14, 2017, the final resolution of this dispute remains pending.

In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of our concessions would require, our concession to operate the Ciudad Juárez airport would terminate.  In 2016, the Ciudad Juárez airport represented 4.5% of our consolidated total revenues.  Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of our concessions the termination of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and that the Mexican government would be obligated to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, we may not be so indemnified.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

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

On August 27, 2015, a new claim was filed against the Monterrey airport in connection with the ownership of land with an approximate area of 96 hectares (107,639 square feet) acquired in 2008.  The claim was filed by Banco Mercantil del Norte, S.A., acting as trustee of a transnational domain trust, arguing that the trust’s settlors are the rightful owners of the property.  The claim was filed against the Monterrey airport but it was requested to call to trial the seller of the property as interested third party.  As of April 14, 2017, the final resolution of this dispute remains pending.

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

Given that the federal government is the main defendant in this case, if an unfavorable verdict is issued, it will be liable for paying the resulting economic effect, as detailed in the concession title.  On March 8, 2017, the Federal Court dismissed this claim.

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

The elements of the claim are: (i) the annulment of the administrative act that deprived the plaintiff of its ownership of the real property; (ii) the restitution of the ownership rights of which it was deprived due to an irregular administrative act; (iii) the immediate return of its ownership of the real property; and (iv) the payment of damages.  The Ministry of Communications and Transportation appeared at the trial and argued the inadmissibility of the claim, further arguing that the land was lawfully expropriated and that its legitimate owners were duly indemnified pursuant to applicable law.  On December 15, 2016, the Federal Court dismissed the claim.

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

On February 4, 2015, the Apodaca municipality filed an appeal with the Federal Circuit Court to exercise its competence to hear and determine the appeal against the October 14, 2014 judgment of the District Court.  On March 6, 2015, the First Chamber of the Mexican Supreme Court decided to consider exercising its competence to hear the appeal.  On June 16, 2016, the final judgement was filed and upheld the amparo granted to the Monterrey airport.

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

Tax Audit at the Acapulco Airport

In December 2011, the Local Tax Audit Administration of the Tax Administration Service in Acapulco conducted a new audit of the Acapulco airport and determined a tax liability of Ps.27,876 thousand for the year of 2006 for alleged profit sharing omissions, excess deductions, surcharges and fines.  We filed a motion for reconsideration against such determination; the resolution for the motion resulted in a new unpaid income tax liability and additional government charges of Ps.15,946 thousand as well as profit-sharing of Ps.2,787 thousand.  As of April 14, 2017, we have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

In opposition to this final judgment, a claim was brought before the Federal Tax and Administrative Court of Justice, which was also decided, on June 17, 2014, in our favor.  Pursuant to the decision, the Tax Administration Service (Servicio de Administración Tributaria) determined a new tax credit amounting to Ps.11,864 thousand.  The credit was announced on December 9, 2014 and challenged before the Federal Tax and Administrative Court of Justice.  On April 13, 2016, the Federal Tax and Administrative Court of Justice settled a judgment and nullified the tax claim in favor of the Acapulco airport.

Property Tax Claims

Administrative law proceedings have been asserted against us in the past by various municipalities for the payment of property taxes with respect to the real estate on which we operate our airports in those cities.

In November 2011, August 2012 and March 2014, the municipality of Reynosa filed property tax claims against us for Ps.127,312 thousand, Ps.1,119 thousand and Ps.1,361 thousand, respectively.  In response to these claims, we have filed administrative appeals before the Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Tamaulipas).  As of April 14, 2017, these appeals were still pending.

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

DIVIDENDS AND CAPITAL STOCK REIMBURSEMENTS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock.  Our legal reserve fund was Ps.61,689 thousand as of December 31, 2016 (excluding reserve amounts corresponding to 2016 net income), which represented 20.3% of our capital stock as of such date.

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

Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax (charged against cumulative net income and payable by us).  Companies are entitled to apply any corporate-level dividend tax on the distribution of earnings as a credit against their Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid.  Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.  Furthermore, dividends paid to resident and non-resident holders with respect to our Series B shares and ADSs since 2014 are subject to a 10% Mexican withholding tax, which is withheld by the brokerage firms doing the distribution.

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

Our dividend policy has a fixed and a variable component paid annually in equal quarterly installments.  The fixed component is Ps.325,000 thousand per year.  The variable component will be based on the funds available for distribution in excess of the fixed component.

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

On April 10, 2014, our shareholders voted to reduce the minimum fixed capital without cancellation of the number of shares representing common stock by means of a reimbursement of Ps.3.00 per share to be paid in cash for each share outstanding in four installments, an initial payment of Ps.1.00 per share no later than May 2014, two subsequent payments of Ps.0.75 per share no later than July and September 2014 and one final payment of Ps.0.50 per share no later than November 2014.

On April 23, 2015, our shareholders voted to reduce the minimum fixed capital without cancellation of the number of shares representing common stock by means of a reimbursement of Ps.3.00 per share to be paid in cash for each share outstanding in one payment, no later than May 31, 2015.

On April 14, 2016, our shareholders approved a cash dividend of Ps.1,400 million, equal to Ps.3.50 per share, to be paid in cash for each share outstanding in one payment, no later than April 30, 2016.  The dividend was paid on April 29, 2016, in an amount of 1,371,641 corresponding to the shares outstanding.

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

	U.S.$ per ADS(1)		Pesos per Series B Share
	Lowest	Highest	Lowest	Highest
2012	13.05	23.81	21.85	37.86
2013	22.47	34.35	35.99	52.51
2014
First quarter	24.20	28.95	40.43	47.43
Second quarter	28.60	33.11	47.01	54.03
Third quarter	31.55	35.67	51.51	59.03
Fourth quarter	33.50	40.13	56.95	68.82
2015
First quarter	34.10	39.42	65.42	74.29
Second quarter	37.49	42.00	72.07	81.15
Third quarter	37.69	44.91	78.29	91.54
Fourth quarter	35.74	43.02	77.19	88.78
2016
First quarter	34.04	46.06	77.72	99.42
Second quarter	44.35	47.83	97.06	109.29
Third quarter	44.25	52.54	107.50	120.27

	U.S.$ per ADS(1)		Pesos per Series B Share
	Lowest	Highest	Lowest	Highest
Fourth quarter	33.99	48.97	87.76	117.89
Monthly Prices
October 2016	46.70	48.97	109.97	117.89
November 2016	37.40	47.71	96.23	111.06
December 2016	33.99	37.57	87.76	95.64
January 2017	30.14	35.90	82.65	94.70
February 2017	34.38	38.38	88.12	96.57
March 2017	38.29	43.40	95.84	101.40

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

As of December 31, 2016, 137 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2016, the 10 most actively traded equity issues (excluding banks) represented approximately 57.37% of the total volume of equity issues traded on the Mexican Stock Exchange.  Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in Mexico.

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

Material Changes to the Rights Conferred by Our Securities Registered with the Mexican National Registry of Securities and Traded in the Mexican Market

As of December 31, 2016, there have been no material changes to the rights conferred by our securities registered with the Mexican National Registry of Securities and traded in the Mexican market.

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

Election of Directors

The Board of Directors is responsible for the oversight of our business.  Pursuant to our bylaws, the Board of Directors must consist of an odd number of directors determined at an ordinary general meeting of shareholders and is required to have at least 11 members.  Our Board of Directors currently consists of 11 directors and one alternate director, each of whom is elected at the annual shareholders’ meeting.  Under the Mexican Securities Law and our bylaws, at least 25% of our directors must be independent.  Under Mexican law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the CNBV.

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

•                                          subject to the recommendation of the Audit Committee, among other matters, (i) our financial statements and those of our subsidiaries, (ii) subject to certain limited exceptions, the acquisition and sale of our own stock, (iii) guidelines for the granting of loans or any type of credits or guarantees to any related party, (iv) guidelines regarding our internal controls, internal audits and those of our subsidiaries, (v) our accounting policies, including adjustments to our accounting principles to conform to or recognize those issued by the Commission, (vi) the hiring and termination of our external auditors and (vii) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or U.S.$20.0 million, or (b) the giving of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of our consolidated assets, U.S.$40.0 million or in excess of the debt level set forth in the annual business plan, which must not exceed a 50% debt-to-capital ratio;

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

Our Capital Stock

Pursuant to our bylaws, our capital stock has a variable portion.  As of the date of this report, the Company has a fixed minimum capital stock, without withdrawal rights, of Ps.308,446,826.75 represented by 400,000,000 ordinary nominal Class I shares, without par value, which are fully subscribed and paid, of which 350,234,000 are Series B shares and 49,766,000 are Series BB shares.  For the last three years, no part of our capital stock has been paid in-kind.

Our capital stock has been modified during the last three years as a consequence of the following events:

•                                          On April 10, 2014, our shareholders approved a decrease in the fixed portion of our capital stock in the amount of Ps.1,200,000 thousand, to be conducted without decreasing the number of shares, by reimbursing the shareholders in the amount of Ps.3.00 per share.  As a consequence, the fixed portion of our capital stock decreased from Ps.2,708,446,826.75 to Ps.1,508,446,826.75.

•                                          On April 23, 2015, our shareholders approved a decrease in the fixed portion of our capital stock in the amount of Ps.1,200,000 thousand, to be conducted without decreasing the number of shares, by reimbursing the shareholders in the amount of Ps.3.00 per share.  As a consequence, the fixed portion of our capital stock decreased from Ps.1,508,446,826.75 to Ps.308,446,826.75.

We have not conducted any issuance of shares during the last three years, and we are not beneficiaries of any derivative instruments payable in-kind, which have Series B or Series BB shares, or any other security representing those shares, as underlying assets.

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 14, 2017:

	Authorized	Issued and Outstanding
Capital Stock:
Series B shares	350,234,000	344,004,973
Series BB shares	49,766,000	49,766,000
Total	400,000,000	393,770,973	(1)

(1)                                  The difference between our authorized capital stock and our issued and outstanding capital stock constitutes 6,229,027 shares repurchased and held by the Company.

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

Certain Minority Protections

Pursuant to the Mexican Securities Law and the Mexican General Law of Business Corporations, there are several protections afforded to minority shareholders.  These protections include provisions that permit:

•                                          holders of at least 10% of our outstanding capital stock:

•                                          to vote (including in a limited or restricted manner) to request a call for a shareholders’ meeting;

•                                          to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and

•                                          to appoint one member of our Board of Directors and one alternate member of our Board of Directors.

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

The voting rights agreement that was in place between CONOISA (as successor in interest to Aeroinvest) and SETA providing for block voting with respect to their shares of our capital stock, was terminated in October 2016.

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

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the Series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the U.S. holder in the case of Series B shares, or by the depositary in the case of ADSs, and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended.  To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Series B shares or ADSs.  We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles.  U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.  Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S.-dollar amount calculated by reference to the exchange rate in effect on the date they are received by the U.S. holder in the case of Series B shares, or the depositary in the case of ADSs, whether or not they are converted into U.S. dollars.  If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions.

Dividends generally will be treated as “passive category” income from foreign sources for U.S. foreign tax credit limitation purposes.  A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit for any Mexican withholding tax imposed with respect to the Series B shares or ADSs.  Additionally, a U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead be eligible to claim a deduction for U.S. federal income tax purposes in respect of such withheld tax, but only for a year in which such holder elects to do so for all creditable foreign income taxes.  The rules governing the foreign tax credit are complex and U.S. holders are urged to consult their own tax advisors in this regard.

Subject to certain exceptions for short-term and hedged positions, the U.S.-dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The income tax treaty between the United States and Mexico has been approved for the purposes of the qualified dividend rules.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2015 and 2016 taxable years.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2017 taxable year.

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

Specified Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets.  “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Series B shares or ADSs) that are not held in accounts maintained by financial institutions.  Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals.  Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria.  U.S. holders that fail to report the required information could be subject to substantial penalties.  Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Class B shares or ADSs, including the application of the rules to their particular circumstances.

U.S. Backup Withholding Tax and Information Reporting Requirements

In general, information reporting requirements will apply to payments by a paying agent within the United States to a non-exempt U.S. holder of dividends in respect of the Series B shares or ADSs or the proceeds received on the sale or other disposition of the Series B shares or ADSs, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent.  Backup withholding is not an additional tax.  Amounts withheld as backup withholding tax will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

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

Item 12.         Description of Securities Other Than Equity Securities

Not applicable.

Item 12A.      Debt Securities

Not applicable.

Item 12B.      Warrants and Rights

Not applicable.

Item 12C.      Other Securities

Not applicable.

Item 12D.      American Depositary Shares

JPMorgan Chase Bank, N.A., serves as the depositary for our ADSs, and the address of its principal office is 4 New York Plaza, Floor 12, New York, New York.  ADS holders are required to pay various fees to the depositary. On August 9, 2016, the Deposit Agreement among us and the depositary was amended to, among other things, implement certain changes in the form of American Depositary Receipt.

The following table sets forth the fees and charges that a holder of our ADSs may have to pay, directly or indirectly:

Service	Fee or Charge Amount	Payee

Issuance and delivery of ADRs against deposits of shares, including deposits in respect of share distributions, rights and other distributions	U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	JPMorgan Chase Bank, N.A.

Service	Fee or Charge Amount	Payee

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	JPMorgan Chase Bank, N.A.

Any cash distribution to ADS registered holders	U.S.$0.05 (or less) per ADS	JPMorgan Chase Bank, N.A.

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	JPMorgan Chase Bank, N.A.

Depositary services	U.S.$0.05 (or less) per ADS per calendar year	JPMorgan Chase Bank, N.A.

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	U.S.$1.50 per ADR plus applicable registration or transfer fees	JPMorgan Chase Bank, N.A.

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary	JPMorgan Chase Bank, N.A.

Converting foreign currency to U.S. dollars	Expenses of the depositary	JPMorgan Chase Bank, N.A.

Other fees, as necessary	Taxes and other governmental charges JPMorgan Chase Bank, N.A., or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	JPMorgan Chase Bank, N.A.

Other fees, as necessary	Any charges incurred by JPMorgan Chase Bank, N.A., or its agents for servicing the deposited securities	JPMorgan Chase Bank, N.A.

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

The following table sets forth the amounts that we received in 2016, directly or indirectly, from JPMorgan Chase Bank N.A., as depositary of our ADSs:

Description	Amount

For expenses related to the establishment of the facility including, but not limited to, investor relations expenses, the initial NASDAQ application and listing fees or any other program-related expenses.	U.S.$	0

For expenses related to the administration and maintenance of the facility including, but not limited to, investor relations expenses, the annual NASDAQ listing fees or any other program-related expenses.	U.S.$	553,867.00

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

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.         Controls and Procedures

(a)           Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2016.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2016, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.  Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2016.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013), which has been early-adopted.

Based on our assessment and those criteria, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2016.  Additionally, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c)           Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.:

We have audited the internal control over financial reporting of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated April 28, 2017 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph related to the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in note 3 d.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Emeterio Barrón Perales

C.P.C. Emeterio Barrón Perales

Monterrey, Nuevo León, México

April 28, 2017

(d)           Changes in Internal Control over Financial Reporting

There has been no change in internal controls over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.      Principal Accountant Fees and Services Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited (Deloitte), during the fiscal years ended December 31, 2015 and 2016:

	2015		2016
	(in thousands of pesos)
Audit fees	Ps.	11,802	Ps.	12,558
Tax fees	0		0
All other fees	0		8,225
Total fees	Ps.	11,802	Ps.	20,783

Audit fees in the above table are the aggregate fees billed by Deloitte in connection with audits of both our consolidated financial statements and those financial statements of our subsidiaries and other statutory audit reports, in addition to their internal control attestation report.

Tax fees in the above table are fees billed by Deloitte for tax compliance.

All other fees in the above table are fees billed by Deloitte for services in connection with potential acquisition and services rendered other than audit and tax services.

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

SHARES REPURCHASED BY US PURSUANT TO THE SHARE REPURCHASE PROGRAM

2016	(a) Number of shares purchased (issued)	(b) Average price paid or received per share in pesos	(c) Total number of shares purchased as part of publicly announced plans or programs (issued)	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1–31	0	0	0	N/A
February 1–28	0	0	0	N/A
March 1–31	0	0	0	N/A
April 1–30	0	0	0	N/A
May 1–31	0	0	0	N/A
June 1–30	0	0	0	N/A
July 1–31	0	0	0	N/A
August 1–31	0	0	0	N/A
September 1–30	0	0	0	N/A
October 1–31	0	0	0	N/A

2016	(a) Number of shares purchased (issued)	(b) Average price paid or received per share in pesos	(c) Total number of shares purchased as part of publicly announced plans or programs (issued)	(d) Maximum number of shares that may yet be purchased under the plans or programs
November 1–30	0	0	0	N/A
December 1–31	0	0	0	N/A
Total	0	N/A	0	N/A

SHARES PURCHASED BY AEROINVEST (CURRENTLY CONOISA)

2016	(a) Number of shares purchased	(b) Average price paid or received per share in pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1–31	0	0	0	N/A
February 1–28	0	0	0	N/A
March 1–31	0	0	0	N/A
April 1–30	0	0	0	N/A
May 1–31	0	0	0	N/A
June 1–30	(335,588)	105.56	0	N/A
July 1–31	0	0	0	N/A
August 1–31	(650,308)	116.59	0	N/A
September 1–30	(625,045)	117.49	0	N/A
October 1–31	0	0	0	N/A
November 1–30	(3,655)	106.63	0	N/A
December 1–31	0	0	0	N/A
Total	(1,614,596)	114.22	0	N/A

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

NASDAQ Standards	Our Corporate Governance Practice

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

Peer Review. Under Mexican law, we must be audited by an independent public accountant that has received a “quality control review” as defined by the CNBV. Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Thomatsu Limited, our independent auditor, is not subject to “peer review” as such term is defined in Marketplace Rule 4350(k).

Item 16H.     Mine Safety Disclosures

Not applicable.

PART III

Item 17.         Financial Statements

Not applicable.

Item 18.         Financial Statements

Reference is made to pages F-1 through F-63 of this annual report.

Item 19.                          Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1

An English translation of our Amended and Restated Bylaws (Estatutos Sociales) of GACN (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2015 filed on April 27, 2015).

2.1

Deposit Agreement among GACN, JPMorgan Chase Bank, N.A., and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our Form F-6 (File No. 333-185511) filed on December 14, 2012) (effective as of December 27, 2012).

2.2

Amendment No. 1 to the Deposit Agreement among GACN, JPMorgan Chase Bank, N.A., and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our Form F-6 (File No. 333-185511), post-effective amendment, filed on August 9, 2016).

2.3

Offering Supplement for GACN’s Ps.1,500,000 thousand offering in 10-year peso-denominated notes (certificados bursátiles), issued March 25, 2013 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014).

2.4

Offering Supplement for GACN’s Ps.3,000,000 thousand offering in seven-year peso-denominated notes (certificados bursátiles), issued June 16, 2014 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2014 filed on April 23, 2015).

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

3.4

Trust Agreement among SETA, ADPM and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, with the appearance of GACN (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2015 filed on April 27, 2015).

4.1

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

4.4

Technical Assistance and Transfer of Technology Agreement among the Registrant, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, SETA and Constructoras ICA, S.A. de C.V., Aéroports de Paris and Vinci, S.A., English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

4.5

Amendment to Technical Assistance and Transfer of Technology Agreement among the Registrant, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, SETA and Constructoras ICA, S.A. de C.V., Aéroports de Paris and Vinci, S.A., English translation (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2015 filed on April 27, 2015).

4.6

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

Dated: April 28, 2017

*****

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V.)

Consolidated Financial Statements for the Years Ended December 31, 2016, 2015 and 2014, and Report of Independent Registered Public Accounting Firm Dated April 28, 2017

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructa, S.A. de C.V.)

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the Years Ended December 31, 2016, 2015 and 2014

Index for Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2016, 2015 and 2014, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries as of December 31, 2016, 2015 and 2014, and the results of operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited

/s/ Emeterio Barrón Perales

C.P.C. Emeterio Barrón Perales

Monterrey, Nuevo León, Mexico
April 28, 2017

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

		Thousands of U.S. dollars (Convenience Translation note 3 d)		December 31,
	Notes	2016		2016		2015		2014
Assets:
Cash and cash equivalents	6	U.S.$	145,460	Ps.	3,005,792	Ps.	2,605,196	Ps.	2,808,149
Other investments held to maturity		—		—		60,445		—
Accounts receivable	7	34,559		714,130		390,785		319,890
Recoverable taxes		5,038		104,114		92,531		152,827
Repayments for constructions to related parties	25	2,228		46,032		1,110		25,084
Repayments for contractors		9,654		199,486		36,683		76,480
Other accounts receivable and prepaid expenses	8	1,399		28,905		30,024		21,913

Total current assets		198,338		4,098,459		3,216,774		3,404,343

Non-current assets:

Property, leasehold improvements and equipment, net	9	118,283		2,444,205		2,370,975		2,284,314

Investment in airport concessions, net	10	315,211		6,513,514		6,348,605		6,180,277

Other assets, net		5,277		109,042		110,722		44,578

Deferred income taxes	19	18,394		380,103		463,260		504,368

Total non-current assets		457,165		9,446,864		9,293,562		9,013,537

Total assets		U.S. $	655,503	Ps.	13,545,323	Ps	12,510,336	Ps.	12,417,880

Thousands of U.S. dollars (Convenience Translation note 3 d)	December 31,
Notes	2016	2016	2015	2014
Liabilities and shareholders’ equity:
Current liabilities:
Current portion of long-term debt	15	U.S. $	2,716	Ps.	56,122	Ps.	55,433	Ps.	47,076
Current major maintenance provision	16	7,772	160,607	220,410	184,709
Trade accounts payable	12	12,683	262,073	253,358	257,556
Payable taxes and other accrued expenses	13	23,674	489,201	372,060	269,228
Accounts payable to related parties	25	6,791	140,328	67,521	72,111

Total current liabilities	53,636	1,108,331	968,782	830,680

Non-current liabilities:
Long-term debt	15	224,436	4,637,743	4,658,349	4,677,325
Major maintenance provision	16	24,634	509,046	383,293	408,080
Guarantee deposits	13,188	272,511	241,923	100,941
Labor obligations	17	5,416	111,921	106,414	94,313
Deferred income taxes	19	10,588	218,791	201,048	189,938
Total non-current liabilities	278,262	5,750,012	5,591,027	5,470,597

Total liabilities	331,898	6,858,343	6,559,809	6,301,277

Commitment and contingencies	20

Shareholders’ equity	22
Contributed capital:
Common stock	14,694	303,644	302,398	1,491,023
Additional paid-in capital	1,441	29,786	29,786	29,786
16,135	333,430	332,184	1,520,809
Earned capital:
Reserve for repurchase of shares	66,934	1,383,124	1,041	241,543
Retained earnings	234,516	4,846,045	5,546,458	4,312,686
Accumulated other comprehensive income	(390)	(8,052)	(10,525)	(9,625)
301,060	6,221,117	5,536,974	4,544,604
Controlling interest	317,196	6,554,547	5,869,158	6,065,413
Non-controlling interest	6,409	132,433	81,369	51,190

Total shareholders’ equity	323,605	6,686,980	5,950,527	6,116,603

Total liabilities and shareholders’ equity	U.S. $	655,503	Ps.	13,545,323	Ps.	12,510,336	Ps.	12,417,880

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructa, S.A. de C.V.)

Consolidated Statements of Income and Other Comprehensive Income

(Thousands of Mexican pesos, except per share data)

		Thousands of U.S. dollars (Convenience Translation note 3 d)		For the years ended December 31
	Notes	2016		2016		2015		2014
Revenues:
Aeronautical services	27	U.S.$	187,414	Ps.	3,872,735	Ps.	3,033,130	Ps.	2,532,666
Non-aeronautical services	27	64,497		1,332,762		1,111,541		889,694
Construction services	10	16,685		344,772		347,988		307,327
Total revenues		268,596		5,550,269		4,492,659		3,729,687

Operating costs and expenses:
Cost of services, excluding depreciation and amortization	28	43,561		900,141		836,133		772,946
Major maintenance provision	16	12,722		262,871		174,293		179,932
Cost of construction		16,685		344,772		347,988		307,327
Administrative expenses		31,085		642,345		558,222		539,753
Right to use airport facilities		11,818		244,215		209,771		171,670
Technical assistance fees	25	5,710		117,987		97,818		82,461
Depreciation and amortization		13,387		276,634		238,809		223,982
Other income, net	24	(1,077)		(22,250)		(6,930)		(17,373)
Total operating costs and expenses		133,891		2,766,715		2,456,104		2,260,698

Operating income		134,705		2,783,554		2,036,555		1,468,989

Interest expense		16,003		330,694		334,764		264,368
Interest income		(9,659)		(199,600)		(80,740)		(77,147)
Exchange loss, net		1,412		29,177		33,784		22,463
		7,756		160,271		287,808		209,684

Income before income taxes		126,949		2,623,283		1,748,747		1,259,305

Income tax expense	19	36,139		746,782		512,110		232,345

Consolidated net income for the year		90,810		1,876,501		1,236,637		1,026,960
Other comprehensive income (loss):
Items that will not be subsequently reclassified to profit or loss:
Actuarial gain (loss) on labor obligations	17 and 23	171		3,533		(1,286)		437
Income tax relating to actuarial loss (gain) on labor obligations	23	(51)		(1,060)		386		(131)
Total other comprehensive income (loss)		120		2,473		(900)		306

Total comprehensive income for the year		U.S.$	90,930	Ps.	1,878,974	Ps.	1,235,737	Ps.	1,027,266
Consolidated net income attributable to:
Controlling interest		U.S.$	90,505	Ps.	1,870,187	Ps.	1,233,772	Ps.	1,024,694
Non-controlling interest		306		6,314		2,865		2,266
		U.S.$	90,811	Ps.	1,876,501	Ps.	1,236,637	Ps.	1,026,960
Comprehensive income attributable to:
Controlling interest		U.S.$	90,624	Ps.	1,872,660	Ps.	1,232,872	Ps.	1,025,000
Non-controlling interest		306		6,314		2,865		2,266
		U.S.$	90,930	Ps.	1,878,974	Ps.	1,235,737	Ps.	1,027,266
Basic and diluted earnings per share of controlling interest		U.S.$	0.2304	Ps.	4.7614	Ps.	3.1328	Ps.	2.5844
Weighted average shares outstanding		392,784,322		392,784,322		393,826,266		396,493,090

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructa, S.A. de C.V.)

Consolidated Statements of Changes in Shareholders’ Equity

(Thousands of Mexican pesos, except share data (note 22))

		Contributed capital						Retained earnings				Accumulated
	Number of shares	Common stock		Additional paid-in capital		Total contributed capital		Reserve for repurchase of shares		Retained earnings		other comprehensive income		Total earned capital		Total controlling interest		Total non- controlling interest		Total shareholders’ equity

Balance as of January 1, 2014	398,559,217	Ps.	2,698,691	Ps.	29,786	Ps.	2,728,477	Ps.	373,869	Ps.	3,287,992	Ps.	(9,931)	Ps.	3,651,930	Ps.	6,380,407	Ps.	16,987	Ps.	6,397,394

Decrease in common stock (Ps. 3.00 per share)	—	(1,200,000)		—		(1,200,000)		—		—		—		—		(1,200,000)		—		(1,200,000)
Repurchase of shares, net	(3,179,367)	(7,668)		—		(7,668)		(132,326)		—		—		(132,326)		(139,994)		—		(139,994)
Increase in a non-controlling interest	—			—		—		—		—		—		—		—		31,937		31,937
Consolidated comprehensive income	—	—		—		—		—		1,024,694		306		1,025,000		1,025,000		2,266		1,027,266

Balance as of December 31, 2014	395,379,850	1,491,023		29,786		1,520,809		241,543		4,312,686		(9,625)		4,544,604		6,065,413		51,190		6,116,603

Decrease in common stock (Ps. 3.00 per share)	—	(1,200,000)		—		(1,200,000)		—		—		—		—		(1,200,000)		—		(1,200,000)
Repurchase of shares, net	(3,223,473)	11,375		—		11,375		(240,502)		—		—		(240,502)		(229,127)		—		(229,127)
Increase in a non-controlling interest	—	—		—		—		—		—		—		—		—		27,314		27,314
Consolidated comprehensive income	—	—		—		—		—		1,233,772		(900)		1,232,872		1,232,872		2,865		1,235,737

Balance as of December 31, 2015	392,156,377	302,398		29,786		332,184		1,041		5,546,458		(10,525)		5,536,974		5,869,158		81,369		5,950,527

Issuance of shares, net	1,614,596	1,246		—		1,246		183,124		—		—		183,124		184,370		—		184,370
Dividends paid	—	—		—		—		—		(1,371,641)		—		(1,371,641)		(1,371,641)		—		(1,371,641)
Increase in non-controlling interest	—	—		—		—		—		—		—		—		—		44,750		44,750
Increase in reserve for repurchase of shares	—	—		—		—		1,198,959		(1,198,959)		—		—		—		—		—
Consolidated comprehensive income	—	—		—		—		—		1,870,187		2,473		1,872,660		1,872,660		6,314		1,878,974

Balance as of December 31, 2016	393,770,973	Ps.	303,644	Ps.	29,786	Ps.	333,430	Ps.	1,383,124	Ps.	4,846,045	Ps.	(8,052)	Ps.	6,221,117	Ps.	6,554,547	Ps.	132,433	Ps.	6,686,980

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructa, S.A. de C.V.)

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

Thousands of U.S. dollars (Convenience Translation note 3 d)	Year ended December 31
2016	2016	2015	2014
Cash flows from operating activities:
Income before income taxes	U.S.$	126,949	Ps.	2,623,283	Ps.	1,748,747	Ps.	1,259,305
Adjustments for:
Depreciation and amortization	13,387	276,634	238,809	223,982
Major maintenance provision	12,721	262,871	174,293	179,932
Increase (decrease) in allowance for doubtful accounts	36	749	(1,103)	1,296
(Gain) loss on sales of property and equipment	(1,077)	(22,250)	(140)	1,651
Items related with financing activities:
Present value of major maintenance provision	(4,552)	(94,072)	8,268	3,931
Interest income	(5,107)	(105,528)	(80,740)	(77,147)
Interest expense	16,003	330,694	326,496	260,437
Unrealized exchange rate fluctuation	1,780	36,791	40,122	28,015
160,140	3,309,172	2,454,752	1,881,402
Trade accounts receivable	(15,684)	(324,094)	(69,792)	(16,417)
Recoverable tax	667	13,773	60,296	158,572
Other accounts receivable and prepaid expenses	753	15,567	(17,502)	6,238
Trade accounts payable	(3,501)	(72,352)	15,143	17,728
Payable taxes and other accrued expenses	1,175	24,274	(41,231)	(89,826)
Income taxes paid	(28,213)	(582,986)	(308,223)	(161,758)
Related parties, net	3,523	72,807	(3,867)	(35,329)
Major maintenance provision	(4,977)	(102,854)	(171,647)	(219,680)
Guarantee deposits and labor obligations	1,589	32,839	151,402	69,842
Net cash flows from operating activities	115,472	2,386,146	2,069,331	1,610,772
Cash flows from investment activities:
Acquisition of property improvements	(5,826)	(120,390)	(134,071)	(172,285)
Loans granted to related parties	—	—	—	(100,000)
Proceeds from related parties	—	—	—	100,000
Other non-current assets	(2,300)	(47,531)	(51,701)	(20,803)
Proceeds from sale of property and equipment	1,495	30,892	274	441
Insurance recovery on damaged equipment	—	—	—	33,887
Acquisition of improvements in concessioned assets	(23,950)	(494,915)	(321,206)	(290,231)
Other investments held to maturity	2,925	60,445	(60,445)	—
Interest received	4,846	100,142	73,914	77,147
Net cash flows used by investing activities	(22,810)	(471,357)	(493,235)	(371,844)
Cash flow from financing activities:
Cash received from debt financing and debt securities	—	3,938,325
Payment of long-term debt	(2,849)	(58,875)	(52,765)	(2,349,961)
Interest paid	(15,137)	(312,796)	(324,471)	(242,006)
Capital reduction	—	—	(1,184,834)	(1,188,581)
Dividends paid	(66,378)	(1,371,642)	—	—
Issuance (repurchase) of shares	8,922	184,370	(244,293)	(154,499)
Increase in non-controlling interest	2,166	44,750	27,314	31,937
Net cash (used by) from financing activities	(73,276)	(1,514,193)	(1,779,049)	35,215
Net increase (decrease) in cash and cash equivalents	19,386	400,596	(202,953)	1,274,143
Cash and cash equivalents at the beginning of the year	126,074	2,605,196	2,808,149	1,534,006
Cash and cash equivalents at the end of the year	U.S. $	145,460	Ps.	3,005,792	Ps.	2,605,196	Ps.	2,808,149

Non cash investing activities which are not reflected in the consolidated statements of cash flows:

Acquisition of property, leasehold improvements and equipment	Ps.	41,761	Ps.	4,032	Ps.	12,452
Acquisition of improvements in concessioned assets	70,268	44,693	51,308

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructa, S.A. de C.V.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Mexican pesos, except otherwise indicated)

1.                                      Nature of business operations

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. (“GACN” or collectively with its subsidiaries, the “Company”), is a direct subsidiary of Controladora de Operaciones de Infraestructa, S.A. de C.V. (“CONOISA”) (before Aeroinvest, S.A. de C.V., Note 2c.) and indirect subsidiary of Empresas ICA, S. A. B. de C.V. (“Empresas ICA”), the ultimate parent company. GACN is a holding company, whose subsidiaries are engaged in the administration, operation, and use of 13 airports under a concession granted by the Mexican Government through the Ministry of Communications and Transportation. The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón, and Zacatecas. The Company also generates revenue from hotel services provided by Consorcio Grupo Hotelero T2, S.A. de C.V. (the Terminal 2 NH Hotel) and Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V. (the Hilton Garden Inn Hotel), located at Terminal 2 of the Mexico City International Airport and at Miguel Alemán Km. 24 SN, Apodaca, Nuevo León, respectively.

The address of the Company’s corporate office is Lázaro Cárdenas #2225 5th Floor, Valle Oriente, San Pedro Garza García, Nuevo León, Zip Code 66269.

2.                                      Significant events

a.        Empresas ICA and ADPM are unwinding partnership in SETA

Aéroports de Paris Management, S.A., (“ADPM”) announced its decision to exercise its option to exchange its 25.5% shareholding in Servicios de Tecnología Aeroportuaria S.A. de C.V. (SETA), the strategic partner of GACN, for GACN’s Series B shares held by SETA, which represent 4.3% of GACN’s total equity, and of its intention to sell this equity interest in GACN through an international private placement outside Mexico, which was successfully concluded in October 2016.

SETA will remain GACN’s strategic partner.  Upon completion of the transactions, Empresas ICA’s wholly owned subsidiary CONOISA became the indirect shareholder of 100% of SETA’s capital stock, and continues to hold directly and indirectly 14.3% of GACN, all in the form of Series BB shares. SETA will continue to exercise its rights as GACN strategic partner, as at present. In addition, CONOISA owns 1.9% of GACN’s Series B shares directly.

b.        GACN’s Annual Shareholders’ Meeting approves Ps. 1,400 million dividend payment

At the Annual Shareholders’ Meeting held on April 14, 2016 the shareholders approved the payment of a cash dividend of Ps. 1,400 million, to be paid in a single installment of Ps. 3.50 per share. The dividend was paid on April 29, 2016, through delivery of 1 coupon, for Ps. 1,371,641 corresponding to the shares outstanding.

In addition, the shareholders at the Annual Shareholders’ Meeting on April 14, 2016 approved a share repurchase reserve of Ps. 1,200 million and authorized use of up to that amount to repurchase shares during 2016 and until the next annual meeting approves the 2016 results. The reserve created in 2016 was in the amount of Ps. 1,198,959.

c.         Merger of CONOISA and Aeroinvest, S.A. de C.V.

At the Extraordinary Shareholders’ Meeting held on January 5, 2016, CONOISA a wholly-owned subsidiary of Empresas ICA merged into Aeroinvest, with CONOISA as the surviving entity. As a result of this internal merger, CONOISA assumed all of the rights and obligations of Aeroinvest. The merger was registered with the Mexican Public Registry of Commerce on March 18, 2016 and became effective 45 days after the registration.

d.        GACN to be part of the Dow Jones Sustainability Index for Emerging Markets

On September 7, 2016, GACN was selected to be included in the Dow Jones Sustainability Index (DJSI) for Emerging Markets based on the analysis of Robeco SAM and the S&P Dow Jones index methodology. This index represents the highest standard for corporate sustainability based on economic, environmental, social and corporate governance criteria. This is the first time that GACN has been selected for inclusion in the DJSI, from among 1,986 companies in developed economies and emerging markets.

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

c.                             Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis; notwithstanding, fair value is disclosed in certain cases. In addition, the Company determines the fair value of certain financial instruments for disclosures purposes.

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

d.                            Convenience translation

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2016 and for the year then ended have been translated into U.S. dollar amounts at the exchange rate of Ps. 20.664 pesos per U.S. dollar, as published by Banco de México, S.A. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

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

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2016 were the same as those applied in the consolidated financial statements for 2015 and 2014, except for the standards and interpretations described in paragraph (a) (i) included below, which were applicable to the Company and were effective during 2016.

a.                  Application of new and revised International Financial Reporting Standards

i)            The Company adopted the following IFRS and interpretations of the consolidated financial statements that entered into effect as of the years that started on or after January 1, 2016:

•             Amendments to IAS 16 (Clarification of Acceptable Methods of Depreciation) and and IAS 38 (Amortization).

•             Amendments to IFRS 10, IFRS 12 and IAS 28 (Investment Entities: Applying the Consolidation Exception)

•             Annual Improvements to IFRS 2012-2014 Cycle

•             Amendments to IAS 1 (Disclosure Initiative)

Amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Clarification of Acceptable Methods of Depreciation and Amortization)

The amendments to IAS 16 (Property, Plant and Equipment) prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 (Classification of Acceptable Methods of Depreciation and Amortization) introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in the following two limited circumstances:

a)  when the intangible assets is expressed as a measure of revenue; or

b)        when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

Currently, the Company uses the straight-line method for depreciation and amortization for its property and equipment, and intangible assets respectively. The Company’s management believes that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, the implementation of these amendments to IAS 16 and IAS 38 did not have a material impact on the Company’s consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments to IFRS 10 (Consolidated Financial Statements), IFRS 12 (Disclosure of Interests in Other Entities) and IAS 28 (Investments in Associates and Joint Ventures) clarify that the exemption from preparing consolidated financial statements is available to a parent entity that is a subsidiary of an investment entity, even if the investment entity values all its subsidiaries at fair value in accordance with IFRS 10. The amendments also clarify that the requirement for an investment entity to consolidate a subsidiary providing services related to the former’s investment activities applies only to subsidiaries that are not investment entities themselves.

The adoption of these amendments to IFRS 10, IFRS 12 and IAS 28 had no material impact on the Company’s consolidated financial statements as the Company is not an investment entity and does not hold a subsidiary, associate or joint venture that qualifies as an investment entity.

Annual Improvements to IFRS 2012-2014 Cycle

The annual improvements to IFRS 2012-2014 Cycle include a number of amendments, which are summarized below.

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

The management of the Company does not anticipate that the application of these amendments will have a material effect on the Company’s consolidated financial statements.

Amendments to IAS 1 (Presentation of Financial Instruments) Disclosure Initiative

The amendments to IAS 1 (Presentation of Financial Instruments) clarify that a Company does not need to provide a specific disclosure required by the standards if the information resulting from such disclosure is not material, and gives guidance on the basis of aggregation and disaggregation of the information for purposes of disclosure. However, it is reiterated that a company should consider providing additional disclosures when compliance with specific requirements in the standards is insufficient to enable users of the financial statements to understand the impact of certain transactions, events and conditions on the situation and financial performance of the Company.

The amendments to IAS 1 give some guidance on how to apply the concept of materiality in practice. The amendments clarify that the Company’s participation in the comprehensive income of related and joint operations, accounted for using the equity method, should be presented separately from those that correspond to the Company, and should be separated into: (i) those that will not be subsequently reclassified into income; and (ii) those that will be subsequently reclassified into income when specific conditions are met.

The implementation of these amendments to IAS 1 (Presentation of Financial Information) did not impact the Company’s consolidated financial statements.

ii)         The Company has not applied the following new and revised IFRS, which were issued but have not yet become effective:

•             IFRS 9 (Financial Instruments) (2)

•             IFRS 15 (Revenue from Contracts with Customers) (2)

•             IFRS 16 (Leases) (3)

•             Amendments to IAS 12 (Income taxes) (1)

•             Amendments to IAS 7 (Statements of Cash Flows) (1)

(1)  Effective for annual periods beginning on or after January 1, 2017, with earlier application permitted.

(2)  Effective for annual periods beginning on or after January1, 2018, with earlier application permitted.

(3)  Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

IFRS 9 Financial Instruments

IFRS 9 (Financial Instruments), issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 (Financial Instruments) was subsequently amended in October 2010 to include requirements for the classification, recognition and measurement of financial liabilities. IFRS 9 was amended on November 2014 to include new general requirements for hedge accounting. Other amendments to IFRS 9 were issued in July 2014, including (a) impairment requirements for financial assets and (b) limited modifications to the classification and measurement requirements that introduced the fair value measurement category through other comprehensive results (“FVTOCI”) for some simple debt instruments.

The main requirements of IFRS 9 are described below:

•             All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in net income (loss).

•             With regard to the measurement of financial liabilities designated as of fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or increase an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

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

•             The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available under IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required and enhanced disclosure requirements about an entity’s risk management activities have been introduced.

The Company is in the process of assessing the potential impact that the adoption of this standard could have on its consolidated financial statements; however, it is not possible to provide a reasonable estimate of the effect of IFRS 9 until the Company’s management concludes the detailed review.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 (Revenue from Contracts with Customers) was implemented, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 (Revenue from Contracts with Customers) will substitute the current revenue recognition guidelines included in IAS 18 (Revenue), IAS 11 (Construction Contracts) and the related interpretations when it becomes effective.

The core principle of IFRS 15 (Revenue from Contracts with Customers) is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the standard introduces a 5-step approach to revenue recognition:

•    Step 1: Identify the contract(s) with a customer

•    Step 2: Identify the performance obligations in the contract

•    Step 3: Determine the transaction price

•    Step 4: Allocate the transaction price to the performance obligations in the contract

•    Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15(Revenue from Contracts with Customers), an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidelines have been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Company is in the process of assessing the potential impact that the adoption of this amendment could have on its consolidated financial statements; however, it is not possible to provide a reasonable estimate of the effect of IFRS 15 until the Company’s management concludes the detailed review.

IFRS 16 Leases

IFRS 16 (Leases) was issued in January 2016 and supersedes IAS 17 (Leases) and related interpretations. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 (Revenue from Contracts with Customers) has also been applied.

Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period.

The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. If that rate cannot be readily determined, the lessee shall use its incremental borrowing rate.

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

The Company is in the process of assessing the potential impact that the adoption of this standard could have on its consolidated financial statements; however, it is not possible to provide a reasonable estimate of the effect of IFRS 16 until the Company’s management concludes the detailed review.

Amendments to IAS 12 Income Taxes

The amendments to IAS 12 (Income Taxes) provides requirements on the recognition and measurement of current or deferred tax liabilities or assets.  The amendments clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

Entities are required to apply the amendments for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The management of the Company does not expect significant impacts as a result of these amendments, since the Company does not have any debt instruments measured at fair value that generate unrealized losses.

Amendments to IAS 7 Statements of Cash Flows: Provide disclosures

The amendments to IAS 7 (Cash Flow Statement) requiere disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

To achieve this objective, the IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary):

(i)                          changes in cash flows from financing activities;

(ii)                       changes by acquisition or loss of control in subsidiaries or other businesses;

(iii)                    exchange rate fluctuations;

(iv)                   changes in fair values; and

(v)                      other changes.

Entities are required to apply the amendments for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company has adopted the provisions of these amendments and is in the process of determining impacts on disclosures; these amendments will be reflected in the annual consolidated financial statements for the year 2017.

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

d.                            Property, leasehold improvements and equipment, net

Expenditures for property, leasehold improvements and equipment acquired are carried at acquisition cost. Depreciation is recognized so as to write off the cost or deemed cost of assets (other than freehold land and properties under construction). Depreciation of property, leasehold improvements and equipment is calculated using the straight-line method over the useful life of the asset, taking into consideration the related asset’s residual value. Depreciation begins in the month in which the asset is placed in service. The useful lives of assets are as follows:

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

Construction in progress for leasehold improvement

Construction in progress for leasehold improvement is carried at cost less any recognized impairment loss. Cost includes professional fees and, in the case of qualifying assets, borrowing costs capitalized in accordance with the Company’s accounting policy. Such properties are transferred to the appropriate categories of property and equipment when completed and ready for intended use. The depreciation of these assets, as well as other properties, begins when the assets are ready for use.

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

The costs and expenses arising under operating leases are recognized in results using the straight-line method during the term of the lease. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

f.                              Guarantee deposits

Guarantee deposits correspond to amounts received from lessees to guarantee performance under the lease. They are recorded at cost and are either returned to tenants at the end of the lease term or recognized against services unpaid by tenants.

Additionally, certain agreements were entered into with airlines, which established escrow deposits paid by the airlines to guarantee their obligation for payment of the amounts collected from passengers for the Airport Use Fee (Tarifa de Uso de Aeropuertos or “TUA”) and other aiport services. If the payment obligations are not met, the Company may immediately exercise the guarantees and utilize the funds. The aforementioned escrow deposits are recorded at cost.

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

h.                            Investment in airport concessions

This item consists of the rights paid to manage, operate and, in certain cases make capital investments to 13 airports based on a concession granted by the Mexican Government through the Ministry of Communications and Transportation, and to use their facilities, for a 50-year term.

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

The Company classifies its concessioned assets as an intangible asset, including its improvements.

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

Investments in airport concessions are amortized on a straight-line basis over the term of the concession, which is 50 years, or from the date of capitalization of additions or improvements considering the remaining term of the concession.

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

Intangible assets with indefinite useful life and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

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

Loans and accounts receivables

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

A financial liability other than a financial liability held for trading or a contingent transaction to be paid by owner as part of a business combination, may be designated as at fair value through profit or loss upon initial recognition if:

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

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in results incorporates any interest paid on the financial liability and is included in the interest expense in the consolidated statement of income and other comprehensive income.

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

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset or liability and of allocating interest income or cost over the relevant period. The effective interest rate is the rate that exactly discounts future cash receivable or payable (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (where appropriate) a shorter period, to the carrying amount of the financial asset or liability on its initial recognition. When calculating the effective interest rate, all cash flows must be estimated (for example, prepayment, and the like) except for future credit losses. The calculation must include all commissions and payments or receipts between the parties to the financial instrument, including other premiums or discounts.

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

Major maintenance provisions

The Company is required to perform major maintenance activities to its airports as established by the concession provided by the Mexican Government, in order to preserve the infrastructure in optimal working condition. The estimated major maintenance costs are considered in the Company’s master development program, which is reviewed and updated every five years. The Company recognizes and measures the contractual obligations of major maintenance of infrastructure when accrued according to IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) and IFRS Interpretation Committee 12 (Service Concession Arrangements), a portion is recorded as short-term and the remainder as long-term depending on the period in which the maintenance is expected to be performed. These contractual obligations to maintain and restore the infrastructure of airports are recognized as a provision in the consolidated statements of financial position and in the expenses of the current fiscal year, pursuant to estimates that are required to comply with the present obligation at the end of the reporting period. When the effect of the time value of money is material, the amount of the provision equals the present value of the expenditures expected to be required to settle the obligation. The carrying amount of the provision increases each period to reflect the passage of time and this increase is recognized as an expense. After initial recognition, provisions are reviewed at the end of each reporting period and adjusted to reflect current best estimates.

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

Current and deferred income taxes are recognized as income or expense in profit or net loss, except when they relate to items recognized outside of profit or loss, as in the case of items of other comprehensive income, or other shareholders’ equity items, in which case the tax is recognized in other comprehensive income as part of the equity item involved.

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

Non-aeronautical services

Consist mainly of the leasing of commercial spaces in airport terminals (different from spaces occupied by airlines that are essential for their operation), revenues from the operation of parking lots, advertising, fees from access to third parties that provide catering services and other services at airports. Spaces in the airport terminals are rented through operating lease agreements that contain either fixed monthly rent (increased annually based on the National Consumer Price Index (“NCPI”)) or fees based on a minimum monthly fee or a percentage of the monthly income of the lessee, whichever is higher (contingent rent). The fixed portion of lease revenues is recognized when the services are rendered or based on the terms of the related lease.

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

Construction services and costs of improvements to concessioned assets

Under IFRIC 12 (Service Concession Arrangements), the Company recognizes revenues and costs for improvements to the airport concession according to the percentage of completion method derived from the improvements made to the airports and that are included in the master development program. Construction service revenues related to the airport concession are determined based on the exchange between the Company and the government, as the Company constructs or improves the airports based on the master development program, and the government grants the Company the right to obtain revenues from the airport services rendered in return for those construction services. The cost for construction services is determined according to the cost the Company would incur in the construction or improvements based on the investments included in the master development program, for which, through a tender offer, the Company contracts third parties to perform. The revenue amount and cost are equivalent, because the Company does not obtain any profit margin for the construction, and the costs incurred are paid at market prices.

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

a.                            Critical accounting judgments

Critical judgments, other than those involving estimations (see paragraph b), made by management throughout the process of applying the Company’s accounting policies that have a material effect on the consolidated financial statements, are presented below.

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

•             The Company’s long-lived assets correspond to concessions granted by the Mexican Government and properties, leasehold improvements and equipment. The Company reviews the carrying amounts of its long-lived assets to determine whether there are indications of impairment. In the Company’s analysis of impairment indicators, the Company identified indicators of a potential impairment in the Terminal 2 NH Hotel investment. After the analysis, the Company determined that the Terminal 2 NH Hotel was not impaired and therefore did not record any impairment loss during the period. The value in use calculation requires the Company to determine the future cash flows deemed to arise from the cash generating unit (“CGU”) and an appropriate discount rate to calculate the present value. The net book value of the investment in the Terminal 2 NH Hotel as of December 31, 2016 was Ps. 265,451; this does not reflect any impairment loss (see note 9).

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

•             Determining the recoverability of deferred tax assets and asset tax (Tax on Assets, or “IMPAC”) recoverable.

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

Although these estimates were made based on the best information available as of December 31, 2016, 2015 and 2014 it is possible that events may take place in the future that will require the Company to modify (increase or decrease) the amounts in the coming years, which in such case would be applicable on a prospective basis by recognizing the effects of changes in estimates in the corresponding consolidated financial statements.

6.                                      Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	December 31,
	2016		2015		2014

Cash	Ps.	1,052,860	Ps.	86,388	Ps.	149,431
Cash equivalents:
Bank notes	932,638		1,574,653		1,470,812
Commercial paper	124,361		349,297		704,648
Money market investment funds	895,933		594,858		483,258
	Ps.	3,005,792	Ps.	2,605,196	Ps.	2,808,149

7.                                      Accounts receivable

a.                            The balance of accounts receivable is as follows:

	December 31,
	2016		2015		2014
Receivables	Ps.	781,612	Ps.	458,518	Ps.	504,469
Allowance for doubtful accounts (note 7 b.)	(67,482)		(67,733)		(184,579)
	Ps.	714,130	Ps.	390,785	Ps.	319,890

Accounts receivable represent principally the passenger charges (TUA) paid by each passenger (other than diplomats, infants, and transit passengers) using the airports operated by the Company. These are collected by airlines and subsequently paid to the Company. As of December 31, 2016, 2015 and 2014, amounts receivable for passenger charges amounted to Ps.567,818, Ps.309,711 and Ps. 314,521, respectively.

The Company’s management considers that the carrying amount of accounts receivable reflects its fair value given their short-term nature. No interest income is generated by any short-term account receivable. As of December 31, 2016, 2015 and 2014, the balance of the allowance for doubtful accounts was Ps.67,482, Ps.67,733 and Ps.184,579 respectively, determined based on the default history and current financial situation.

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

	December 31,
	2016	2015	2014
	%	%	%
Accounts receivable:
Aeroenlaces Nacionales, S. A. de C. V.	19.25	16.99	15.02
Concesionaria Vuela Compañía de Aviacion, S.A.P.I. de C.V.	18.42	4.80	—
ABC Aerolíneas, S. A. de C. V.	8.41	5.90	9.97
Aerolitoral, S. A. de C. V.	17.68	21.04	7.80
Compañía Mexicana de Aviación, S. A. de C. V., Aerovias Caribe, S. A. de C. V. y Mexicana Inter, S. A. de C. V.(1)	0.6	2.97	28.86
Aerovías de México, S. A. de C.V.	6.27	8.20	3.01

(1)          As of December 31, 2016 and 2015, the balances owed from this client were fully reserved, in amounts of Ps.13,611 in both years, and Ps.145,880 for 2014.

	Year ended December 31,
	2016	2015	2014
	%	%	%
Revenues by client:
Aerolitoral, S. A. de C. V.	14.33	15.59	14.62
Aeroenlaces Nacionales, S. A. de C. V.	13.72	12.54	14.47
ABC Aerolíneas, S. A. de C. V.	11.93	13.45	13.50
Concesionaria Vuela Compañía de Aviación, S. A. P. I. de C. V.	13.43	9.35	8.48
Aerovías de México, S. A. de C. V.	5.08	5.98	6.17

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

b.                            The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2016		2015		2014

Beginning balance	Ps.	67,733	Ps.	184,579	Ps.	185,152
Increase (decrease)	749		(1,103)		1,296
Write-off	(1,000)		(115,743)		(1,869)
Ending balance	Ps.	67,482	Ps.	67,733	Ps.	184,579

As of December 31, 2014, the estimation for doubtful collecting accounts included Ps.126 million from Grupo Mexicana, which was declared bankrupt; as a result, GACN took the decision to write off the balance of Ps.114 million during 2015, which had originated from passenger charges (TUA).

c.                             Aging of trade accounts receivable past due but not reserved

	December 31,
	2016		2015		2014
Due:

1-120 days	Ps.	104,318	Ps.	39,969	Ps.	30,488
121- 360 days	34,821		14,301		15,991

Total	Ps.	139,139	Ps.	54,270	Ps.	46,479

8.                                      Other accounts receivable and prepaid expenses

Other accounts receivable and prepaid expenses are comprised as follows:

	December 31,
	2016		2015		2014

Prepaid expenses	Ps.	14,316	Ps.	18,529	Ps.	7,195
Guarantee deposits	5,844		6,512		6,456
Others	8,745		4,983		8,262
	Ps.	28,905	Ps.	30,024	Ps.	21,913

9.                                      Property, leasehold improvements and equipment

Property, leasehold improvements and equipment are as follows:

	December 31,
	2016		2015		2014
Net carrying value:

Land (note 10)	Ps.	1,707,236	Ps.	1,715,636	Ps.	1,715,636
Leasehold improvements	456,505		424,511		255,239
Machinery and equipment	130,349		146,626		149,717
Furniture and office equipment	50,835		61,200		62,563
Transportation equipment	9,042		8,548		12,489
Computer equipment	12,020		14,454		9,999
Construction in progress for leasehold improvements	78,218		—		78,671

	Ps.	2,444,205	Ps.	2,370,975	Ps.	2,284,314

Cost	Land		Leasehold improvements		Machinery and equipment		Furniture and office equipment		Transportation equipment		Computer equipment		Construction in progress of leasehold improvements		Total

Balance as of January 1, 2014	Ps.	1,715,636	Ps.	327,965	Ps.	90,937	Ps.	125,765	Ps.	24,265	Ps.	45,117	Ps.	18,745	Ps.	2,348,430
Acquisitions	—		—		37,557		11,785		4,186		5,765		70,354		129,647
Disposals	—		—		—		—		(408)		(40)		—		(448)
Transfers	—		10,428		51,203		—		—		—		(10,428)		51,203
Other	—		—		—		(3,793)		—		(361)		—		(4,154)

Balance as of December 31, 2014	1,715,636		338,393		179,697		133,757		28,043		50,481		78,671		2,524,678
Acquisitions	—		—		14,941		11,407		2,102		10,878		109,329		148,657
Disposals	—		—		—		—		(1,024)		—		—		(1,024)
Transfers	—		188,000		—		—		—		—		(188,000)		—
Other	—		—		—		(181)		—		(1,172)		—		(1,353)

Balance as of December 31, 2015	1,715,636		526,393		194,638		144,983		29,121		60,187		—		2,670,958

Acquisitions	—		12,963		2,223		2,787		6,227		4,040		124,878		153,118
Disposals	(8,400)		—		—		(625)		(3,030)		(31)		—		(12,086)
Transfers	—		46,660		—		—		—		—		(46,660)		—

Balance as of December 31, 2016	Ps.	1,707,236	Ps.	586,016	Ps.	196,861	Ps.	147,145	Ps.	32,318	Ps.	64,196	Ps.	78,218	Ps.	2,811,990

Accumulated depreciation	Leasehold improvements		Machinery and equipment		Furniture and office equipment		Transportation equipment		Computer equipment		Construction in progress of leasehold improvements		Total

Balance as of January 1, 2014	Ps.	(66,496)	Ps.	(8,729)	Ps.	(62,455)	Ps.	(9,934)	Ps.	(35,050)	Ps.	—	Ps.	(182,664)
Disposals	—		—		—		359		39		—		398
Depreciation expense	(16,658)		(21,171)		(12,102)		(5,715)		(5,825)		—		(61,471)
Other	—		(80)		3,363		(264)		354		—		3,373

Balance as of December 31, 2014	(83,154)		(29,980)		(71,194)		(15,554)		(40,482)		—		(240,364)
Disposals	—		—		—		890		—		—		890
Depreciation	(18,728)		(18,032)		(12,768)		(5,909)		(6,428)		—		(61,865)
Other	—		—		179		—		1,177		—		1,356

Balance as of December 31, 2015	(101,882)		(48,012)		(83,783)		(20,573)		(45,733)		—		(299,983)

Disposals	—		—		—		3,007		31				3,038
Depreciation	(27,629)		(18,500)		(12,527)		(5,710)		(6,474)		—		(70,840)

Balance as of December 31, 2016	Ps.	(129,511)	Ps.	(66,512)	Ps.	(96,310)	Ps.	(23,276)	Ps.	(52,176)	Ps.	—	Ps.	(367,785)

Operation of the Terminal 2 NH Hotel:  The recoverable amount of the CGU is determined by calculating its value in use, which requires cash flow projections based on financial budgets approved by the Company’s management for the remainder of the lease period, within which, for a period of four years, occupancy levels are projected as 81%, according to current trends in occupancy levels. Then for the years 2021 and 2022, the consideration of a potential stoppage in operation of the Mexico City airport results in an estimated decrease in occupancy levels to 53% and 63%, respectively. For the remaining periods, the Company’s management extrapolated cash flows using a rate comparable to that of its competitors in the market with similar levels of infrastructure and expertise, which was 72%. Management estimates that a reduction in the occupancy rate from 81% to 72% growth levels in revenues based on expected inflation in Mexico and the use of a discount rate before taxes of 22.26% would not significantly affect the value in use, such that it would continue to exceed the carrying amount of the CGU as of December 31, 2016. Management believes that any reasonably possible change in the key assumptions, such as occupancy rate, average rate, and / or discount rate, would not cause the carrying value of the investment in Terminal 2 NH Hotel to exceed its recoverable amount.

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

Each airport concession agreement contains the following terms and basic conditions:

a.                                      The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements or maintenance of the related facilities in accordance with its five-year period master development program, and to provide airport, complementary and commercial services.

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

f.                                        The concession may be revoked if the concessionaire breaches any of its obligations established in the concession title, as established in Article 26 and 27 of the General Airports Law and in the concession title. The breach of certain concession terms may be cause for revocation if the Ministry of Communications and Transportation has applied sanctions in three different instances with respect to the same concession term.

The terms and conditions of each concession contract have been fulfilled in all important aspects during the years ended December 31, 2016, 2015 and 2014.

Investments in airport concessions include: improvements in concessioned assets, rights to use airport facilities, and airport concessions. The total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the fair value of the assets determined by an independent appraiser. At any airport concession where the cost exceeded the fair value, the excess was recognized within the airport concessions line item.

As of December 31, 2016, 2015 and 2014, the carrying value of the right to use airport facilities, airport concessions and improvement to concessioned assets classified as intangible assets are as follows:

	December 31,
	2016		2015		2014
Projects completed and in operation:
Airport concessions	Ps.	605,643	Ps.	605,643	Ps.	605,643
Rights to use airport facilities	3,356,762		3,356,762		3,356,762
Improvements to concessioned assets	4,532,716		4,187,944		3,844,823
Accumulated amortization	(1,981,607)		(1,801,744)		(1,626,951)
	Ps.	6,513,514	Ps.	6,348,605	Ps.	6,180,277

The changes in investment in concessions are as follows:

	December 31,
	2016		2015		2014
Investment in airport concessions
Beginning balance	Ps.	8,150,349	Ps.	7,807,228	Ps.	7,558,114
Increase	344,772		347,988		307,327
Disposals	—		(4,867)		(58,213)
Ending balance	8,495,121		8,150,349		7,807,228
Amortization of airport concessions:
Beginning balance	(1,801,744)		(1,626,951)		(1,466,068)
Increase	(179,863)		(175,106)		(160,955)
Disposals	—		313		72
Ending balance	(1,981,607)		(1,801,744)		(1,626,951)
Net investment in airport concessions	Ps.	6,513,514	Ps.	6,348,605	Ps.	6,180,277

Master Development Plan — The Company is obligated to carry out maintenance, improvements to concessioned assets and acquire fixed assets according to the master development program. The master development program for 2016-2020 is Ps.4,445,653 based on December 31, 2014 values and Ps.5,044,185 based on December 31, 2016 values, updated using the National Producer Price Index (NPPI) excluding oil, in accordance with the concession contract, the amount to be incurred at December 31, 2016 was Ps.4,628,232, which has a payment schedule in accordance with the following:

Year	Amount
2017	Ps.	2,464,369
2018	1,072,413
2019	659,227
2020	432,223
	Ps.	4,628,232

In 2009, the Company paid Ps.1,159,613 to acquire land strategically located adjacent to the Monterrey airport to allow for the airport’s future growth, including the construction of a second runway, which the Company intends to complete in the future. The Company is negotiating the recognition of the cost of the investment made in this land with the Mexican Bureau of Civil Aviation, to enable the latter to recognize the land acquired within the framework of the future investments in the concession of the Monterrey airport as part of the master development program required for such airport, not as a fixed asset owned by the Company.

On December 4, 2012, the Monterrey airport received authorization from the Mexican Bureau of Civil Aviation to include Ps.386,538 (amount expressed in nominal pesos of 2009) in investments as part of master development program for 2011-2015. An additional amount of Ps.77,306 was authorized by the Mexican Bureau of Civil Aviation through an extraordinary review of the maximum rate in the year 2011. The Company is still negotiating with the Mexican Bureau of Civil Aviation the recognition as an investment in concession of the remainder of the cost of the land acquired for the amount of Ps.695,759. All the amounts included in this disclosure are expressed in pesos of December 31, 2009. The current amounts, when recognized by the Mexican Bureau of Civil Aviation as part of the investment in concession, will be adjusted based on the NCPI.

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

The Company’s improvements to the airport facilities can be recognized by the Mexican Bureau of Civil Aviation (DGAC) as part of the investment in airport concession. The cost of airport improvements recognized by DGAC that are part of the Company’s investment in concession assets is “recovered” in the form of adjustments to the maximum rates that the Company may charge for aeronautical services, which are regulated by DGAC.

11.                               Composition of GACN

a.                                      The following tables set forth information about the composition of GACN at the end of the reporting period:

	Place of	Number of subsidiaries
	incorporation and	December 31,	December 31
Principal activity	operation	2016, 2015	2014
Airports	Mexico	13	13
Hotels	Mexico	2	1
Services	Mexico	9	9
		24	23

b.                                      The consolidated subsidiaries are as follows:

Name of subsidiary	Ownership Percentage December 31 2016, 2015 and 2014
Airport services
Aeropuerto de Monterrey, S. A. de C. V.	100%
Aeropuerto de Acapulco, S. A. de C. V.	100%
Aeropuerto de Mazatlan, S. A. de C. V.	100%
Aeropuerto de Zihuatanejo, S. A. de C. V.	100%
Aeropuerto de Culiacan, S. A. de C. V.	100%
Aeropuerto de Ciudad Juarez, S. A. de C. V.	100%
Aeropuerto de Chihuahua, S. A. de C. V.	100%
Aeropuerto de Torreon, S. A. de C. V.	100%
Aeropuerto de Durango, S. A. de C. V.	100%
Aeropuerto de Tampico, S. A. de C. V.	100%
Aeropuerto de Reynosa, S. A. de C. V.	100%
Aeropuerto de Zacatecas, S. A. de C. V.	100%
Aeropuerto de San Luis Potosi, S. A. de C. V.	100%
Hotels and Services
Operadora de Aeropuertos del Centro Norte, S. A. de C. V.	100%
Servicios Aeroportuarios del Centro Norte, S. A. de C. V.	100%
Servicios Aero Especializados del Centro Norte, S. A. de C. V.	100%
OMA Logistica, S. A. de C. V.(1)	100%
Holding Consorcio Grupo Hotelero T2, S. A. de C. V.(2)	100%

(1)   Includes subsidiaries with interest in; OMA VYNMSA Aero Industrial Park, S.A. de C.V (VYNMSA). whereby the Company owns 51% of the shares and in June 2013, constituted with 51%, Consorcio Hotelero Aeropuerto de Monterrey, S.A.P.I de C.V. whereby the Company owns 85% of the shares with 85% and Servicios Hoteleros Aeropuerto de Monterrey, S.A. de C.V. with 85% (incorporated in January 2015).

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

As of December 31, 2016, 2015 and 2014, the Company has not made investments in shares of any structured or investment-related entity.

12.                               Trade accounts payable

Trade accounts payable consist of the following:

	December 31,
	2016		2015		2014
Suppliers and contractors	Ps.	212,939	Ps.	157,044	Ps.	193,206
Other accounts payable	39,892		86,823		54,796
Statutory employee profit sharing	9,242		9,491		9,554
	Ps.	262,073	Ps.	253,358	Ps.	257,556

13.                               Payable taxes and other accrued expenses

Tax payable and other accrued expenses are comprised of the following:

	December 31,
	2016		2015		2014
Accrued expenses	Ps.	183,175	Ps.	171,046	Ps.	146,455
Taxes payable other than income tax	262,772		158,589		81,625
Accrued interest	43,254		42,425		41,148
	Ps.	489,201	Ps.	372,060	Ps.	269,228

14.                               Short-term debt

As of December 31, 2016 the Company has short-term credit lines available with financial institutions for Ps.850,000.

15.                               Long-term debt

The long-term debt with credit institutions, debt issuances and other marketable securities as of December 31, 2016, 2015 and 2014, amounted to Ps.4,707,303, Ps.4,729,388 and Ps.4,742,032, respectively, before amortization of commissions and is comprised as follows:

	December 31,
	2016		2015		2014
Debt securities issued in the Mexican market on June 16, 2014, for Ps. 3,000,000, accruing interest at a fixed rate of 6.85%, for a 7-year term maturing on June 7, 2021. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA	Ps.	3,000,000	Ps.	3,000,000	Ps.	3,000,000

Debt securities issued in the Mexican market on March 26, 2013, for Ps. 1,500,000, accruing interest at a fixed rate of 6.47%, for a 10-year term maturing on March 14, 2023. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA	1,500,000		1,500,000		1,500,000

	December 31,
	2016		2015		2014
Unsecured lines of credit with Private Export Funding Corporation (supported by Ex-Im Bank) in 2010 and 2011 for U.S.$ 25,365,000 maturing on December 21, 2021. As December 31, 2016, 2015 and 2014, outstanding amounts were U.S$8,489,000, US$10,441,000 and US$12,934,000, respectively. Baggage screening equipment is pledged to secure the loan(2). The loan accrues interest at a three-month London Interbank Offered (“LIBOR”) rate plus 1.25 percentage points, with quarterly payments of principal. As of December 31, 2016, 2015 and 2014, the interest rate was 2.25%, 1.86%, and 1.49%, respectively.	175,410		181,050		182,622

Line of credit with UPS Capital Business Credit (supported by Ex-Im Bank) for U.S.$3,120,000. The amount was drawn down upon in April 20, 2014, and the line of credit terminates on January 25, 2019. As of December 31, 2016, 2015 and 2014, the outstanding balance was U.S$ 1,404,000, US$2,028,000 and U.S.$2,652,000, respectively. The line of credit is secured by firefighting equipment (1). The loan bears interest at three-month LIBOR plus 2.65 percentage point with quarterly principal payments. As of December 31, 2016, 2015 and 2014, the interest rate is 3.65%, 3.26% and 2.88%, respectively.	29,016		35,170		39,082

Unsecured line of credit with UPS Capital Business Credit (supported by Ex-Im Bank) of U.S$2,775,000, which was contracted in 2012 and terminates on August 1, 2017. As of December 31, 2016, 2015 and 2014, the balance was U.S$139,000, U.S$759,000, and U.S$1,380,000, respectively. Baggage screening equipment is pledged to secure the loan(2). The loan bears interest at a three-month LIBOR rate plus 0.95 percentage points, with quarterly payments of principal and maturing on August 1, 2017. As of December 31, 2016, 2015 and 2014, the interest rate was 1.95%, 1.56%, and 1.18%, respectively	2,877		13,168		20,328
Total long-term debt	4,707,303		4,729,388		4,742,032
Less:
Financing commissions and issuance costs	(13,438)		(15,606)		(17,631)
	4,693,865		4,713,782		4,724,401
Current portion long-term debt	(56,122)		(55,433)		(47,076)
Long-term debt	Ps.	4,637,743	Ps.	4,658,349	Ps.	4,677,325

(1)    Carrying values are Ps.53,421, Ps.62,251 and Ps.71,081 as of December 31, 2016, 2015 and 2014, respectively, recorded as improvements to concessioned assets (note 10). The Company is not authorized to use these as collateral or sell them.

(2)    Carrying value amounts to Ps.301,835, Ps.310,749 and Ps.319,662 as of December 31, 2016, 2015 and 2014, respectively, and is recorded in improvements to concessioned assets (note 10). The Company is not authorized to grant such equipment as collateral in other loans or sell them to another Company.

Maturity of long-term debt as of December 31, 2016, 2015 and 2014 is described in note 21.

Outstanding long-term loans include certain restrictive clauses such as, but not limited to, limiting bank loans to subsidiaries, pledge provision, tax payment, obligations, disposal of fixed assets and other noncurrent assets, as well as the obligation to maintain certain financial ratios. For the years ended December 31, 2016, 2015 and 2014, these restrictions were met.

16.                               Major maintenance provision

The Company has the obligation to perform major maintenance activities in its airports. The provision is recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation, at the date of the accompanying consolidated financial statements at a discount rate of 9.42% as of December 31, 2016, and 6.85% as of December 31, 2015 and 2014.

As of December 31, 2016, 2015 and 2014, the composition and changes of the Company’s major maintenance provision was as follows:

	December 31,							December 31, 2016
	2015		Additions			Disbursments		Short-term		Long-term

Major maintenance of concessioned assets	Ps.	603,703	Ps.	168,804	(1)	Ps.	(102,854)	Ps.	160,607	Ps.	509,046

	December 31,							December 31, 2015
	2014		Additions			Disbursments		Short-term		Long-term

Major maintenance of concessioned assets	Ps.	592,789	Ps.	182,561	(1)	Ps.	(171,647)	Ps.	220,410	Ps.	383,293

	December 31,							December 31, 2014
	2013		Additions			Disbursments		Short-term		Long-term

Major maintenance of concessioned assets	Ps.	628,606	Ps.	183,863	(1)	Ps.	(219,680)	Ps.	184,709	Ps.	408,080

(1)   Includes Ps. (94,072), Ps. 8,268 and Ps. 3,931, recognized as interest (income) expense in the consolidated statement of income and other comprehensive income, for the accumulated effect of the present value estimation as of December 31, 2016, 2015 and 2014, respectively.

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

The total expense recognized in the consolidated statement of income is Ps.2,558, Ps, 2,340 and Ps.1,806 in 2016, 2015 and 2014, respectively, and represents the contributions payable by the Company to these plans based on the specific rates in the plan. A total of Ps.2,628, 2,232 and Ps.1,271 in 2016, 2015 and 2014, respectively, has not been paid to the trust.

b.                            Defined benefit plan

The liability for employees derives from the pension plan, seniority premiums and payments at the end of employment to employees upon retirement.

Seniority premiums consist of a single payment equal to 12 days’ salary for each year of service based on the employee’s most recent salary, but without exceeding twice the current minimum wage established by law and the payments for the pension plan consist of an equivalent of 20 days for each year worked and 90 days based on the pensionable salary determined on actuarial calculations performed by external actuaries, using the projected unit credit.

As of December 2011, the pension plan was modified, estabilishing an early retirement from age 60 for all employees with at least 10 years of service to the Company.

The Mexican plans normally expose the Company to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk

The present value of the defined benefit plan obligations is calculated using a discount rate that is determined by long-term government bond yields. To select the discount rate, the yield rate of the bond is considered, which is similar to the duration of the obligations of the Company’s labor liabilities. The average days on which benefit payments are due and not the days that the bonus is due to expire are taken in to account, which means that the discount rate depends on the expectation of the flow of payments of the benefits plan.

Interest risk	A decrease in the interest rate of the bonds may increase the liabilities of the plan, however, this is partially offset by an increase in the plan’s debt investment performance.

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

There are no further retirement benefit plans for qualifying employees.

The most recent actuarial calculation of the defined benefit obligation were carried out as of December 31, 2016, 2015 and 2014 by actuaries certified by the National School of Actuaries (Colegio Nacional de Actuarios de México). The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	Year ended December 31,
	2016	2015	2014

Discount rate (note 5 a.)	7.75%	7.25%	7.00%
Expected rate of salary increase	4.50%	4.50%	4.50%
Average longevity at retirement age for current pensioners (years)	15	12	12
Inflation	3.50%	3.50%	3.50%

The amounts recognized in the statement of income and other comprehensive income in respect of these defined benefit plans are as follows:

	Year ended December 31
	2016		2015		2014
Service cost:
Current service cost	Ps.	7,629	Ps.	7,574	Ps.	7,379
Net interest expense	6,664		5,627		5,342
Components of defined benefit costs recognized in profit or loss	14,293		13,201		12,721
Remeasurement on the net defined benefit liability:
Actuarial gains and losses arising from changes in financial assumptions	(5,815)		(4,554)		(1,586)
Actuarial gains and losses arising from experience adjustments	2,282		5,840		1,149
Components of defined benefit costs recognized in other comprehensive income	(3,533)		1,286		(437)
Total	Ps.	10,760	Ps.	14,487	Ps.	12,284

The current service cost and the net interest expense are included in the employee benefits expense in the statement of income and in other comprehensive income.

The remeasurement of the net defined benefit liability is included in other comprehensive income.

The amount included in the consolidated statement of financial position arising from the Company’s obligation in respect of its defined benefit plans is as follows:

	December 31,
	2016		2015		2014
Present value of defined benefit obligations	Ps.	111,921	Ps.	106,414	Ps.	94,313

Movements in the present value of the defined benefit obligation in the current year are as follows:

	December 31,
	2016		2015		2014
Present value of defined benefit obligation as of January 1,	Ps.	106,414	Ps.	94,313	Ps.	82,497
Current service cost	7,629		7,574		7,379
Interest cost	6,664		5,627		5,342
Remeasurement (gains)/losses:
Actuarial gains and losses arising from changes in financial and demographic assumptions	(5,815)		(4,554)		(1,586)
Actuarial gains and losses arising from experience adjustments	2,282		5,840		1,149
Benefits paid	(5,253)		(2,386)		(468)
Present value of defined benefit obligation	Ps.	111,921	Ps.	106,414	Ps.	94,313

Significant actuarial assumptions for the determination of the defined obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

•   If the discount rate increases (decreases) by 1%, the defined benefit obligation would decrease to Ps.103,741 (increase by Ps.121,700).

•   If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase to Ps.120,659 (decrease by Ps.103,973).

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated statement of financial position.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

There was no change in the process followed by the Company to manage its risks from prior periods.

The average duration period of the benefit obligation as of December 31, 2016 is 8.8 years (2015: 9 years and 2014: 11 years).

Expected cash flows from pension plans and seniority premium benefits are as follows:

Year	Pensions plan		Seniority premium benefits		Total
2017	Ps.	24,448	Ps.	1,409	Ps.	25,857
2018	6,696		1,343		8,040
2019	6,130		1,364		7,493
2020	7,565		1,398		8,964
2021	5,864		1,415		7,280
From 2022 to 2027	42,637		7,960		50,597
Total	Ps.	93,340	Ps.	14,889	Ps.	108,231

18.                               Leases

Operating leases

Lease contracts entered into by the Company are as follows:

a.                            As lessee

Cost and expenses of operating leases:

In October 2008, the Company acquired the shares of Consorcio Grupo Hotelero T2, S.A. de C.V. As a result of this acquisition, the Company assumed the commitments established in the lease agreement signed with the Mexico City International Airport for a period of 20 years, to construct, prepare and operate a hotel, and manage commercial areas at Terminal 2 of the Mexico City International Airport, establishing a minimum guaranteed income (“MGI”) of Ps.18,453 annually as rent, plus a royalty of the 18% of the hotel’s revenue. The MGI will be adjusted on an annual basis using the NCPI.

The Company entered into a lease agreement with HSBC, S.A. Multiple Banking Institution, Grupo Financiero HSBC, Trust Division for floor space at its corporate headquarters for a lease term of 66 months, starting from October 1, 2011. A monthly minimum rent of Ps.474 was established. The rent will be adjusted annually based on the NCPI with a 3% minimum increase.

Payments recognized as cost and expense:

	Year ended December 31,
	2016		2015
Costs and leasing expenses	Ps.	47,649	Ps.	44,779

Operating lease commitments:

	Year ended December 31,
	2016		2015
Duration:
Less than one year	Ps.	27,950	Ps.	32,913
Greater than 1 year and less than 5 years	104,984		106,739
Greater than 5 years	192,471		218,719
Total	Ps.	325,405	Ps.	358,371

b.                            As lessor

Revenues from operating leases

Mainly related to leases entered into by the Company, which are based on monthly rental payments that generally increase each year based on the NCPI, and/or the greater of a guaranteed minimum monthly rent plus a percentage of monthly income of the tenant. As of December 31, 2016, the committed future rents are as follows:

	Year ended December 31,
	2016		2015
Duration:
Less than 1 year	Ps.	402,871	Ps.	352,644
Greater than 1 year and less than 5 years	741,320		521,026
Greater than 5 years	321,870		93,110
Total	Ps.	1,466,061	Ps.	966,780

Minimum lease payments in the table above do not include contingent rentals, such as increases by NCPI or increases by a percentage of the monthly income of the lessee. Contingent rental income recorded for the years ended December 31, 2016, 2015, and 2014 were Ps.178,469, Ps.116,905 and Ps.80,058, respectively.

Revenues from operating leases are disclosed in note 27.

19.                               Income taxes

The Company is subject to Income Tax (“ISR”), whose tax rate was 30% for 2016 and 2015, and will continue to 30% for later years.

In 2008, the Asset Tax Law was repealed, however, under certain circumstances, the IMPAC paid during the ten years prior to the year in which ISR is paid may be recovered, according to the terms of the law.

a.                                      Income tax are as follows:

	Year ended December 31,
	2016		2015		2014
Current ISR	Ps.	672,298	Ps.	453,066	Ps.	298,968
Deferred ISR		74,484		59,044		(66,623)
Income tax expense	Ps.	746,782	Ps.	512,110	Ps.	232,345

b.                                       As of December 31, 2016, 2015 and 2014, the principal items comprising the balance of the deferred ISR asset and (liability) were:

			December 31,
	2016		2015		2014
Liabilities:
Provisions, allowances and labor obligations	Ps.	99,313	Ps.	69,288	Ps.	81,098
Investment in airport concessions, property, leasehold improvements and equipment, net	(419,384)		(386,888)		(395,956)
Tax loss carryforwards	53,004		42,919		57,727
Recoverable tax on assets	48,276		73,633		67,193

Total liabilities	Ps.	(218,791)	Ps.	(201,048)	Ps.	(189,938)
Assets:
Provisions, allowances and labor obligations	Ps.	190,164	Ps.	189,002	Ps.	203,063
Investments in airport concessions, property, leasehold improvements and equipment, net	(303,839)		(360,211)		(361,906)
Tax loss carryforwards(1)	493,778		634,469		663,211

Total assets	Ps.	380,103	Ps.	463,260	Ps.	504,368

Net deferred ISR asset	Ps.	161,312	Ps.	262,212	Ps.	314,430

(1)          As of December 31, 2016, 2015 and 2014, the Company recognized a deferred tax asset of Ps.546,782, Ps.677,388 and Ps.720,938, respectively, corresponding to the tax losses generated by its subsidiaries. During 2014, the Company decided to recognize Ps.75,377 of deferred tax asset previously unrecognized, due to changes in the estimation of the probability of recovery of tax losses of two of its airports. The change was driven largely by increases in passenger traffic and, therefore, the increase in expected future taxable income. All subsidiaries of the Company expect to benefit from losses in future years based on projections of taxable income and various strategies with favorable tax consequences.

c.                                       The changes in deferred tax during the year are as follows:

			December 31,
	2016		2015		2014

Beginning balance of deferred tax liability	Ps.	262,212	Ps.	314,430	Ps.	247,938
Deferred ISR in results	(74,484)		(59,044)		66,623
Recoverable tax on assets	(25,356)		6,440		—
Income tax effects recognized in other comprehensive income	(1,060)		386		(131)
Ending balance of deferred tax asset, net	Ps.	161,312	Ps.	262,212	Ps.	314,430

d.                                      The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

	Year ended December 31,
	2016	2015	2014

Statutory rate	30.00%	30.00%	30.00%
Add (deduct) effects of permanent differences, primarily, non-deductible expenses and inflationary effects for financial and tax purposes.	(1.43)%	(1.10)%	(4.25)%
Change in unrecognized deferred income tax asset	—	—	(5.99)%
Other	(0.10)%	0.38%	(1.31)%

Effective rate	28.47%	29.28%	18.45%

e.                                       Each airport concession has received approval from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) to carry forward their tax losses up to the earlier of the date of which such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession. The base years and amounts as of December 31, 2016 are as follows:

Year of	Tax loss
Origin	carryforwards
2001	Ps.	39,865
2002	342,160
2003	455,654
2004	522,693
2005	60,596
2006	60,927
2007	81,512
2008	45,016
2009	8,150
2010	1,211
2011	48,468
2012	61,198
2013	38,003
2014	6,223
2015	37,328
	Ps.	1,809,004

f.                                         In addition to the tax loss carryforwards of the airport concessionaires aforementioned, the Company has tax losses of other subsidiaries other than its concessionaires in the amount of Ps.13,603 the duration of which is 10 years under the Income Tax Law, and the maturity date of which is between 2017 and 2026.

g.                                       In 2016, the Company utilized tax loss carryforwards in the amount of Ps.514,999.

h.                                      During 2002 through 2007, the Company recognized a deferred tax asset for IMPAC paid in the amount of Ps.67,193 in 2013, which may be recoverable subject to certain conditions established in the Income Tax Law, recognizing an update of Ps.6,440 in 2014. The Company recovered an amount of Ps.25,356 in 2016. The updated amount as of December 31, 2016 was Ps.48,276.

i.                                          The benefits of paid and unrecognized IMPAC as deferred income may be recovered subject to certain conditions; the amount to be recovered updated to December 31, 2016 is Ps.16,427 and expires in 2017.

j.                                         The balances of shareholders’ equity tax accounts as of December 31 are:

			December 31,
	2016		2015		2014
Contributed capital account	Ps.	3,700,652	Ps.	3,580,472	Ps.	4,777,082
Net consolidated tax profit account	1,018,588		1,515,123		844,321
Total	Ps.	4,719,240	Ps.	5,095,595	Ps.	5,621,403

k.                                      Dividends paid from profits generated from January 1, 2014 to individuals residing in Mexico and residents abroad may be subject to additional income taxes of up to 10%, which shall be retained by the Company.

20.                               Commitment and contingencies

Commitment

Guarantor — In 2014 and 2013, GACN issued long-term debt securities for the amount of Ps. 3,000,000 and Ps. 1,500,000 with terms of 7 and 10 years, respectively, under the 2011 program. The Company and nine of its airports are guarantors of the debt securities and must provide a minimum guarantee equal to 80% of EBITDA.

Contingencies

a.                            Property tax.

Reynosa Airport

These are judgments and /or proceedings initiated against the Reynosa airport for failure to pay the property tax.  Applications for nullity were submitted to the Tax Court and are currently pending resolution.

In November 2011, August 2012 and March 2014, the municipality of Reynosa filed property tax claims against the Company for Ps.127,312, Ps.1,119 and Ps.1,361, respectively.  In response to these claims, the Company has filed administrative appeals before the Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Tamaulipas).

As of the date of the consolidated financial statements, the contingencies are maintained due to the fact that the judgment continues in force since there is still no decision to resolve these matters in which the Ministry of Communications and Transportation is already involved. However, in the event that the judgment is not favorable to the Reynosa airport, the economic impact of the trail will be borne by the Mexican government. The Reynosa airport has not recorded any provision in connection to these claims because it does not expect an unfavorable resolution.

b.                                      Amparo trial related to the requirement of municipal licenses:

1.                                      Ciudad Juarez Airport

•                      In April 2016, the General Department of Urban Development of the Municipality of Ciudad Juarez notified the entry into force of the Public and Private Parking Lots Operations Regulation, which imposed a series of obligations on the airport as the operator of public parking lots, with the aim of preventing the concessionaire from continuing to provide parking lot services through charge-by-entry.

Subsequently, on April 19, 2016, municipal authorities executed the closure of the public parking lots in the airport claiming the lack of a license to operate and non-compliance with the corresponding regulations.

An amparo constitutional claim was filed against such acts challenging the closure and claiming the unconstitutionality of the municipal regulation. The trial was admitted and in December 2016 the Court issued a resolution in favor of the airport indicating a lack of municipal authority due to the application of the regulations in an area where only the federal government has jurisdiction.

Currently, there is an appeal pending against the decision that granted amparo protection to the airport.

•                      In April 2016, the municipal authority of Ciudad Juarez carried out verification visits at the business premises located at the airport to request the municipal operating licenses, and subsequently ordered the closure of ten businesses in the airport for not having such license.

Against such acts, an amparo trial was filed by the Ciudad Juarez airport to challenge the closure and claim the unconstitutionality of the municipal order. The claim was admitted and the court decided in favor of the airport, indicating a lack of municipal authority due to the application of municipal regulations in an area where only the federal government has jurisdiction.

c.                                       Conflict related with ownership of certain lands

1.                              Reynosa airport

•             The Company filed a proceeding for annulment against the Mexican Bureau of Civil Aviation and the Ministry of Communications and Transportation with the Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Tamaulipas) in relation to the administrative ruling containing a constructive disapproval of the application filed by the plaintiff with the Ministry of Communications and Transportation for the return of land of 200,000 hectares (772 square miles) — Trial Number 13226/13-17-07-04.  The plaintiff claims that this land is situated within Reynosa airport.  The Reynosa airport has been summoned in its capacity as an interested third party.

The elements of the claim are: (i) the annulment of the administrative act that deprived the plaintiff of its ownership of the real property; (ii) the restitution of the ownership rights of which it was deprived due to an irregular administrative act; (iii) the immediate return of its ownership of the real property; and (iv) the payment of damages. These claims are based on the argument submitted by the plaintiff to the effect that the disputed land is not subject to an expropriation decree.   This trial has not yet been resolved.

•           On the other hand, there are two amparo trials filed by a different plaintiff who claims the dispossession of property owned by the Ministry of Communications and Transportation and the declaration of nullity of the administrative act by which the plaintiff was deprived of the possession of the property, the restitution of the possessory rights, the immediate return of the property and compensation for damages.

In November 2015, the Reynosa airport was summoned in its capacity as an interested third party. In December 2016, the Court issued the resolution for both amparo trials, pointing out that the protection of the amparo does not apply since the lands in conflict were expropriated in favor of the Federal Government. The interested party can contest the resolution.

The Federal Government is the main defendant in this case; therefore, in the event of an unfavorable resolution for the airport, the Federal Government, as set out in the concession certificate, will absorb the economic impact. The Company has not yet registered any provision regarding this claim since it does not consider probable an unfavorable resolution.

2.                                      Ciudad Juarez airport

On November 5, 1995, parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport initiated legal proceedings against the airport to reclaim land (240 hectares), alleging that it was improperly transferred to the Mexican government. As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$. 120.0 million.

Within the trial, the Company challenged the claims of the claimant based on the legitimacy of the possession derived from the Concession Certificate granted by the Ministry of Communications and Transportation.

In addition, the Ministry of Communications and Transportation was summoned to trial to defend the interest of the Federal Government. As a result, in 2011, the court determined that a Federal Court should hear the trial; nevertheless, the Federal Court denied its jurisdiction for the case. This jurisdiction conflict was resolved by a Federal District Circuit Court on January 13, 2013, determining that a Common Court and not a Federal Court must hear the trial.

As of December 31, 2016, there is a resolution that absolves the airport from the plaintiff’s demands. The plaintiff may contest such resolution.

As of the date of the consolidated financial statements, the contingency remains since the Court has not yet resolved the main issue of the trial, which includes the Ministry of Communications and Transportation as an interested third party. If the resolution of the trial is unfavorable for the Company, the Federal Government will be responsible for the economic impact, as set out in the Concession Certificate. The Company has not registered any provision regarding this trial, since it does not consider probable an unfavorable resolution.

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

The contingency is not quantified in the lawsuit, however,  since the Court has not solved the main issue. If the resolution of the trial is unfavorable for the Company, the economic impact of the trial would be assumed by the seller of the land. The Company has not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

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

b.                            Categories of financial instruments and risk management policies

The principal categories of financial instruments are:

		December 31,
Financial assets	Risk classification	2016		2015		2014

Cash and cash equivalents and other investments held to maturity	Credit and interest rate	Ps.	3,005,792	Ps.	2,665,641	Ps.	2,808,149
Receivables, net	Credit and exchange rate	714,130		390,785		319,890

		December 31,
Financial liabilities	Risk classification	2016		2015		2014
Short-term and long-term debt	Interest rate, exchange rate and liquidity	Ps.	4,707,303	Ps.	4,729,388	Ps.	4,742,032
Trade accounts payable(1)	Liquidity		291,215		243,867		248,002
Accrued expenses(2)	Liquidity	226,429		213,471		187,603
Accounts payable to related parties	Liquidity	140,328		67,521		72,111

(1)          Does not include the payments of employee statutory profit-sharing amounts, which were Ps.9,242,      Ps. 9,491 and Ps.9,554 as of December 31, 2016, 2015 and 2014, respectively.

(2)          Does not include taxes payable, which amounted to Ps.262,772, Ps.158,589, and Ps.81,625 as of December 31, 2016, 2015 and 2014, respectively.

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

c.                             Market risk

Interest rate risk management — This risk principally stems from changes in the future cash flows of debt entered into at variable interest rates (or with short-term maturity and presumable renewal) as a result of fluctuations in the market interest rates. The purpose of managing this risk is to lessen the impact in the cost of the debt due to fluctuations in such interest rates.

The risk is also managed by the Company through maintaining an appropriate combination of fixed rate loans and variable rate loans. As of December 31, 2016, the Company had an approximate Ps.4,707,303 in outstanding long-term debt, of which 95.6% had a fixed interest rate and 4.4% a variable interest rate. As of December 31, 2015, the Company had an approximate Ps.4,729,388 in outstanding debt, of which 95.1% has a fixed interest rate and 4.9% a variable interest rate. As of December 31, 2014, the Company had an approximate Ps.4,742,032 in outstanding debt, of which 94.9% has a fixed interest rate and 5.1%, a variable interest rate.

The contracted credit lines have interest payments at a variable rate, which exposes the Company to interest rate risk as a result of fluctuations in market interest rates. The risk exposure is mainly caused by the variations that could occur in the three-month LIBOR rate.

The Company manages this risk by monitoring constantly the changes of such interest rates. In recent years, the three-month LIBOR have increased. The three-month LIBOR was at its lowest level on January 4, 2016 (0.6117%) and its highest level on December 28, 2016 (0.9979%). Therefore, the Company has not entered into hedging instruments to hedge the risk of a rise in such interest rates. In the future, if the behavior of the referenced rates established in its debt instruments changes and trends upward, the Company may decide to enter into hedging instruments.

Sensitivity analysis for interest rates — The following sensitivity analysis is based on the assumption of an unfavorable movement of basis points in interest rates, in the indicated amounts applicable to each category of floating rate financial liabilities. The Company determines its sensitivity by applying the hypothetical interest rate (reference rate increased at the rate specified plus surcharge) for each category of financial liabilities accruing interest at a variable rate.

As of December 31, 2016, 2015 and 2014, the Company maintained long-term debt, including the current portion, which accrue interest at a variable rate, of Ps.207,303, Ps. 229,388 and Ps.242,032, respectively (see notes 14 and 15, which disclose the outstanding balances and interest rates of the Company’s financial instruments). A hypothetical, instantaneous and unfavorable 10% change in the three-month LIBOR interest rate applicable to the outstanding debt with variable rates would have resulted in an additional financing expense of approximately Ps.166, Ps.74 and Ps.3,220 for 2016, 2015 and 2014, respectively. The increase was calculated for U.S. dollar debt based on the year-end exchange rate of each year (Ps.20.664, Ps.17.3398, and Ps.14.7348 for 2016, 2015 and 2014, respectively).

Exchange risk management — The Company performs transactions denominated in foreign currency; consequently, it is exposed to exchange rate risks, which are managed within the parameters of established and approved policies. The main risk related to the exchange rate involves changes in the value of the Mexican peso against the U.S. dollar.

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

Historically, a significant portion of the revenues generated by the Company’s airports (mainly derived from TUA charged to international passengers) are denominated in U.S. dollars or linked to U.S. dollars, although such revenues are collected in pesos based on the average exchange rate of the previous month. Of consolidated revenues (excluding construction services revenues) of the Company, 15.57%, 15.27% and 13.30% were from TUA of international passengers in 2016, 2015 and 2014, respectively. Substantially all other revenues of the Company are denominated in pesos. Based on an appreciation of 10% of the peso against the U.S. dollar, the Company believes that its revenues would have decreased by Ps.81,052, Ps.63,283, and Ps.45,524 in 2016, 2015 and 2014, respectively.

An appreciation of the Mexican peso against the U.S. dollar would reduce the U.S. dollar-denominated revenues and the Company’s obligations under U.S. dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Company’s U.S. dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

For the year ended December 31, 2016, the peso had depreciated against the U.S. dollar by 19.2%, relative to the exchange rates prevailing at the end of 2015.

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

As of December 31, 2016, 2015 and 2014, a hypothetical, instantaneous and unfavorable change of 10% in the exchange rate of the peso against the U.S. dollar, applicable in the Company’s liability positions net of U.S$2,407 U.S$14,220 and U.S$15,363 (amounts in thousands) would have resulted in an estimated exchange loss of approximately Ps.4,974, Ps. 24,657 and Ps.22,636 as of December 31, 2016, 2015 and 2014, respectively.

The carrying values of monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are as follows (amounts in thousands):

	Liabilities						Assets
	December 31,						December 31,
Currency	2016		2015		2014		2016		2015		2014
U.S. dollars	U.S.$	(14,457)	U.S.$	(14,389)	U.S.$	(19,272)	U.S.$	12,050	U.S.$	169	U.S.$	3,909

The transactions in thousands of U.S. dollars for the years ended December 31, 2016, 2015 and 2014, are as follows:

	December 31,
	2016		2015		2014
Technical assistance	U.S.$	5,707	U.S.$	5,641	U.S.$	5,596
Insurance	1,481		2,651		2,179
Purchase of machinery and maintenance	6,886		7,506		13,087
Software	1,728		1,095		1,200
Professional services, fees and subscriptions	1,161		607		1,183
Other	7,660		5,387		3,844

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31,
	2016		2015		2014
U.S. dollar exchange rate
Interbank	Ps.	20.664	Ps.	17.3398	Ps.	14.7348

As of April 28, 2017, the issuance date of the consolidated financial statements, the Interbank exchange rate was Ps.19.0670.

d.                            Credit risk

Credit risk management — Credit risk refers to the risk whereby one of the parties defaults on its contractual obligations, thereby generating a financial loss for the Company. The objective of this risk management is to reduce its impact by reviewing the solvency of the Company’s potential customers. The creditworthiness of uncollected amounts is periodically evaluated estimates of recoverable amounts are reviewed, resulting in reserves for those amounts whose recovery is considered doubtful, with corresponding entries to the statements of income and other comprehensive income in the period of review. The credit risk has historically been very limited.

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

As of December 31, 2016, 2015 and 2014, the Company had Ps.67,482, Ps.67,733 and Ps. 184,579 as an allowance for doubtful accounts, principally related with accounts receivable. In 2014, this amount included Ps. 126 million related to the bankruptcy filing of Grupo Mexicana de Aviación, of which Ps. 114 million were written-off during 2015. The failure of not recovering the funds from this claim would not have a material adverse impact on the liquidity and financial condition of the Company.

e.                             Liquidity risk

Management of liquidity risk — This risk is generated by temporary differences between the funding required by the Company to fulfill business investment commitments, debt maturities, current asset requirements, etc., and the origin of funds generated by the regular activities of the Company and different types of bank financing. Also, different economic or industry factors, such as financial crises or suspension of operations of any airline could affect the cash flow of the Company. The objective of the Company in the management of this risk is to maintain a balance between the flexibility, period and conditions of credit facilities contracted to manage short, medium and long-term funding requirements. In this regard, the Company’s use of project financing and debt with limited resources described in notes 14 and 15 and the short-term financing for working capital of current assets are significant. The Executive Committee of the Company is ultimately responsible for liquidity management. This Committee has established an appropriate framework for liquidity management guidelines. The Company manages its liquidity risk by maintaining reserves, adequate financial facilities and adequate loans, while constantly monitoring projected and actual cash flows and reconciling the maturity profiles of financial assets and liabilities. Additionally, as mentioned in note 14, the Company has available credit lines for working capital.

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

As of December 31, 2016	2017		2018-2020		2021-2023		2024 and subsequently		Total

Long-term debt	Ps.	56,122	Ps.	137,166	Ps.	3,014,015	Ps.	1,500,000	Ps.	4,707,303
Interest(1)	313,145		929,050		287,120		19,680		1,548,995
Trade accounts payable	252,831		—		—		—		252,831
Accrued expenses	226,429		—		—		—		226,429
Accounts payable with related parties	140,328		—		—		—		140,328

Total	Ps.	988,855	Ps.	1,066,216	Ps.	3,301,135	Ps.	1,519,680	Ps.	6,875,886

To December 31, 2015	2016		2017-2019		2020-2022		2023 and subsequently		Total
Long-term debt	Ps.	55,433	Ps.	128,337	Ps.	3,045,618	Ps.	1,500,000	Ps.	4,729,388
Interest(1)	312,296		931,603		595,794		19,680		1,859,373
Trade accounts payable	243,867		—		—		—		243,867
Accrued expenses	213,471		—		—		—		213,471
Accounts payable with related parties	67,521		—		—		—		67,521

Total	Ps.	892,588	Ps.	1,059,940	Ps.	3,641,412	Ps.	1,519,680	Ps.	7,113,620

As of December 31, 2014	2015		2016-2018		2019-2021		2022 and subsequently		Total
Long-term debt	Ps.	47,105	Ps.	125,092	Ps.	3,069,835	Ps.	1,500,000	Ps.	4,742,032
Interest(1)	311,448		934,845		806,183		118,078		2,170,554
Trade accounts payable	248,002		—		—		—		248,002
Accrued expenses	187,603		—		—		—		187,603
Accounts payable with related parties	72,111		—		—		—		72,111

Total	Ps.	866,269	Ps.	1,059,937	Ps.	3,876,018	Ps.	1,618,078	Ps.	7,420,302

(1)          The projected interest is determined based on LIBOR and assuming an exchange rate of Ps.20.664, Ps.17.3398 and Ps.14.7348 (as of December 31, 2016, 2015 and 2014, respectively) per U.S.$ 1.00.

The amounts forming part of the debt contracted with credit institutions include fixed and variable rate instruments. Variable-rate financial liabilities are subject to change when variable interest rates differ from the estimated interest rates determined at the end of the reporting period based on their market value.

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

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values due to their short-term maturities.

Financial liabilities

Long-term debt

December 31, 2016				December 31, 2015				December 31, 2014
Book value		Fair value		Book value		Fair value		Book value		Fair value

Ps.	4,707,303	Ps.	4,489,119	Ps.	4,729,388	Ps.	4,655,234	Ps.	4,742,032	Ps.	4,663,596

	Hierarchy of fair value as of December 31, 2016
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,204,695	Ps.	284,424	Ps.	—	Ps.	4,489,119

	Hierarchy of fair value as of December 31, 2015
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,384,607	Ps.	270,627	Ps.	—	Ps.	4,655,234

	Hierarchy of fair value as of December 31, 2014
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,407,795	Ps.	255,801	Ps.	—	Ps.	4,663,596

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

The Company manages its capital to ensure its ability to maximize the return on investment of its shareholders through three primary strategic objectives, as follows:

1.         Cost and expense optimization — Indicators of this objective are evaluated excluding revenues from construction services, construction costs, and the maintenance provision as such amounts do not affect cash flows. This indicator allows management to assess the ratio of costs and expenses to revenues.

2.         Increased cash flows and optimization of financial position.

3.         Revenue growth — For this purpose, the Company monitors indicators associated with aeronautical and non-aeronautical revenues. On a monthly basis, the Company’s management provides quarterly updates to the Strategic Planning Committee to Empresas ICA, who provides oversight and reviews compliance with this objective.

The Strategic Planning Committee assesses and reviews these objectives on a quarterly basis. As part of the review, this Committee considers the cost of capital and risks associated with the Company’s strategic objectives.

b.                            As of December 31, 2016 and 2015, there were 49,766,000 series BB shares and 350,234,000 series B shares.

c.                             As of December 31, 2014, there were 58,800,000 series BB shares and 341,200,000 series B shares.

d.                            Subscribed and paid-in capital stock as of December 31, 2016, 2015 and 2014, is comprised of ordinary, nominal shares, composed as follows:

	December 31, 2016
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	350,234,000	Ps.	270,071
Series BB Class I	49,766,000	38,375
Treasury Series B Class I shares	(6,229,027)	(4,802)
	393,770,973	Ps.	303,644

	December 31, 2015
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	350,234,000	Ps.	270,071
Series BB Class I	49,766,000	38,375
Treasury Series B Class I shares	(7,843,623)	(6,048)
	392,156,377	Ps.	302,398

	December 31, 2014
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	341,200,000	Ps.	1,287,494
Series BB Class I	58,800,000	220,952
Treasury Series B Class I shares	(4,620,150)	(17,423)
	395,379,850	Ps.	1,491,023

e.                                       At the Ordinary Shareholders’ Meetings held on April 14, 2016, April 23, 2015 and April 10, 2014, the results for the years ended December 31, 2015, 2014 and 2013, respectively, were approved.

f.                                        In 2016, 2015 and 2014, 1,614,596, 3,223,473 and 3,179,367 shares were (issued) repurchased by the Company for Ps. (184,369), Ps. 244,293, and Ps. 154,498 of nominal value, respectively. As of December 31, 2016, 2015 and 2014, the market price per share was Ps. 89.38, Ps. 83.61 and Ps.67.83, respectively. As of December 31, 2016, the Company had in treasury repurchased shares in the amount of Ps. 307,445. Such amount is represented by 6,229,027 Series B Class I shares.

g.                                       At the Ordinary Shareholders’ Meeting held on April 14, 2016, the shareholders approved the following: (1) the payment of a cash dividend of Ps. 1,400 million, to be paid in a single installment of Ps. 3.50 per share (the amount effectively paid was Ps. 1,371,641), corresponding to the shares outstanding less the treasury stock at the payment date (April 29, 2016); (2)  a share repurchase reserve of Ps.1,200 million and authorized use of up to that amount to repurchase shares during 2016 and until the next annual meeting approves the 2016 result, and (3) a decrease in the legal reserve fund of  Ps. 176,530, an amount in which the reserve exceeds 20% of the  share capital and transfer it to results from previous years.

h.                                      At the Ordinary and Extraordinary Shareholders’ Meetings held on April 23, 2015, the shareholders approved the following: (1) an increase in the Company’s legal reserve fund of Ps. 17,704, and (2) a decrease in the fixed portion of the Company’s capital stock in the amount of Ps. 1,200,000, to be conducted without decreasing the number of shares, by reimbursing the shareholders in the amount of Ps. 3.00 per share. The amount paid to shareholders was Ps. 1,184,834 and the remaining Ps. 15,166 corresponds to shares in treasury. In addition, the shareholders approved a share repurchase reserve of up to Ps. 241,543 and the use of such funds for share repurchases.

i.                                          At the Ordinary and Extraordinary Shareholders’ Meetings held on April 10, 2014, the shareholders approved the following: 1) an increase in the Company’s legal reserve fund of Ps. 16,039, and 2) a decrease in the fixed portion of the Company’s capital stock in the amount of Ps. 1,200,000, to be conducted without decreasing the number of shares, by reimbursing the shareholders in the amount of Ps. 3.00 per share. The amount paid to shareholders was Ps. 1,188,581 and the remaining Ps. 11,419 corresponds to shares in treasury. In addition, the shareholders approved a share repurchase reserve of up to Ps. 373,867 and the use of such funds for share repurchases.

j.                                         Shareholders’ equity, except restated paid-in capital and tax-retained earnings, will be income tax on dividends by the Company to the effect upon the distribution rate. Any tax paid on such distribution may be credited against income tax for the year in which the tax on dividends and the following two years, against the tax for the year and interim payments thereof is paid.

k.                                       Retained earnings include the statutory legal reserve. Under the Mexican General Corporations Law, at least 5% of the year’s net profits must be placed in a legal reserve until the reserve equals an amount representing 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the Company is dissolved, and must be replenished if it is reduced for any reason. As of December 31, 2016, 2015 and 2014, the amount not available for distribution totaled  Ps.61,689,  Ps.238,219 and  Ps.220,515, respectively.

23.                               Accumulated other comprehensive income

Accumulated other comprehensive income is as follows:

	Labor obligations
	Amount		Deferred taxes		Total
Balance as of January 1, 2014	Ps.	(14,164)	Ps.	4,233	Ps.	(9,931)
Movements of the year	437		(131)		306
Balance as of December 31, 2014	(13,727)		4,102		(9,625)
Movements of the year	(1,286)		386		900
Balance as of December 31, 2015	(15,013)		4,488		(10,525)
Movements of the year	3,533		(1,060)		2,473
Balance as of December 31, 2016	Ps.	(11,480)	Ps.	3,428	Ps.	(8,052)

Other comprehensive income is comprised of the effects of labor obligations.

24.                               Other income

Other income, net, consists of the following:

	Year ended December 31,
	2016		2015		2014
(Gain) loss on sale of equipment	Ps.	(22,250)	Ps.	(140)	Ps.	1,651
Insurance recovery	—		(6,790)		(19,024)
	Ps.	(22,250)	Ps.	(6,930)	Ps.	(17,373)

25.                               Related party balances and transactions

a.                                      The repayments for construction to the related parties are as follows:

	December 31,
	2016		2015		2014

Ingenieros Civiles Asociados (2)	Ps.	37,866	Ps.	1,110	Ps.	25,084
VCD Construcción y Desarrollo, S.A.P.I. de C. V. (2)	8,166		—		—
	Ps.	46,032	Ps.	1,110	Ps.	25,084

b.                             The accounts payable with related parties are as follows:

	December 31,
Payable:	2016		2015		2014

Empresas ICA, S.A.B. de C.V. “EMICA”(1)	Ps.	18,763	Ps.	10,558	Ps.	—
Servicios de Tecnologia Aeroportuaria, S.A. de C.V. “SETA” (2)	74,266		41,287		50,219
Nacional Hispana Hoteles, S. de R. L. de C. V. (2)	5,316		14,559		21,892
Operadora Nacional Hispana, S.A. de C.V.(2)	6,110		—		—
VCD Construccion y Desarrollo, S.A.P.I. de C.V.(2)	26,325		—		—
ICA Ingenieria S. A. de C. V.(2)	7,155		—		—
Actica Sistemas, S. de R.L. de C.V.	1,760		—		—
Grupo Hotelero Santa Fe, S. A. de C. V. (2)	633		1,117		—
	Ps.	140,328	Ps.	67,521	Ps.	72,111

(1) Holding Company

(2) Affiliated company

c.                              The principal transactions with related parties performed in the normal course of business, are as follows:

Year ended December 31,
2016	2015	2014
Capital Investment:
SAP	Ps.	—	Ps.	10,706	Ps.	15,917
Hotel	340	—	29,937
Industrial warehouse	103,235	29,067	—
Expenses:
Technical assistance payments received and travel expense	117,987	97,818	82,461
Administrative services	51,950	22,061	38,786
Major maintenance and improvements on concessioned assets:
Platform	—	3,162	22,833
Runway	—	29,089	36,263
Improvements to concessioned assets:
Platform	—	—	20,315
Terminal	21,694	—	1,307
Income:
Interest	—	—	2,112
Administrative services	—	—	463

On April 22, 2014, GACN issued a short-term promissory note to Empresas ICA, S.A.B. de C.V., (“Empresas ICA”) for an amount of  Ps.100,000 and an annual rate of 15.0%. On May 21, 2014, Empresas ICA paid in full, the principal plus interest corresponding to the short-term promissory note issued.

Remuneration to directors and officers who sit on the Board of Directors and Executive, Audit, Corporate Governance, Finance and Sustainability Committees totaled  Ps.15,030,  Ps.14,725 and  Ps.16,082 for 2016, 2015 and 2014, respectively. In addition, remuneration to the Chairman of the Board totaled  Ps.4,970,  Ps.4,675 and  Ps.850 for 2016, 2015 and 2014, respectively.

Employee Benefits — Employee benefits granted to key management personnel of the Company were comprised solely of short-term benefits of  Ps.74,706,  Ps.75,487 and  Ps.73,912 in 2016, 2015 and 2014, respectively.

Technical Assistance — In 2000, the Company entered into a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years from the agreement date. Currently, the Company is required to pay the greater of the fixed U.S.$ 3,000,000 component or 5% of EBITDA (as defined in the Technical Assistance Agreement) annually for such services. Beginning in 2007, the fixed U.S.$ 3,000,000 component is updated according to the consumer price index of the United States. In 2014, 5% of consolidated EBITDA was greater than that of the fixed U.S.$ 3,000,000 component. On May 13, 2015, the Company signed an extension and amendment to its Technical Assistance Agreement.  The annual consideration under the amendment is the greater of U.S.$ 3,478,000 (updated annually according to the U.S. consumer price index) and 4% of the Company’s consolidated EBITDA before payment of the technical assistance fee for the first three years or 3% of consolidated EBITDA before payment of the technical assistance fee during the last two years. For purposes of this calculation, consolidated EBITDA is calculated prior to deducting the technical assistance fee and depreciation and amortization. In 2016 and 2015, the variable part of the consideration was greater than the fixed part by U.S.$3,482,000 and U.S.$3,478,000, respectively.

As of December 31, 2015, SETA’s shareholders were CONOISA with 74.5% and Aéroports de Paris Management, S. A., with 25.5%. Pursuant to the Company’s bylaws, SETA (as holder of the Company’s Series “BB” shares) has the ability to appoint and remove the Company’s Chief Financial Officer, Chief Operating Officer and Commercial Director, the right to elect three members of the Company’s board of directors, and the right to veto certain actions requiring approval of the Company’s shareholders (including the payment of dividends and the right to appoint certain members of senior management). In the event of the termination of the technical assistance agreement, the Series “BB” shares will be converted into Series “B” shares resulting in the termination of these rights. If at any time after June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, such shares must be converted into Series “B” shares, which would cause SETA to lose all of its special rights. So long as SETA retains at least 7.65% of the Company’s capital stock in form of Series “BB” shares, all its special rights will remain in force.

SETA must maintain 51% of its shareholding in GACN, acquired under the purchase agreement for a term of 7 years as from the date of the participation agreement (the “seven-year waiting period”) and the remaining 49% during a three-year waiting period, as the case may be, assuming that at the end of the seven-year waiting period, SETA may sell to third parties annually up to one-eighth of 51% of its shareholding in GACN, and at the end of the three-year waiting period or the five-year waiting period, as the case may be, SETA may sell or otherwise transfer unrestricted shares held by GACN in excess of 51% (fifty one percent) of its equity stake.

ADPM announced its decision to exercise its option to exchange its 25.5% shareholding in SETA, the strategic partner of GACN, for GACN B shares held by SETA, which represent 4.3% of GACN’s total equity, and of its intention to sell this equity interest in GACN through an international private placement outside Mexico, which was successfully concluded in October 2016.

SETA will remain GACN’s strategic partner.  Upon completion of the transactions, ICA’s wholly-owned subsidiary CONOISA became the indirect shareholder of 100% of SETA’s capital stock, which in turn will hold 14.3% of GACN, all in the form of BB shares. In addition, CONOISA owns 1.9% of GACN’s B shares directly.

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

December 31, 2016	Aeronautical revenues		Non-aeronautical revenues		Construction services revenues		Depreciation and amortization		Major maintenance provision		Allowance for doubtful accounts		Operating income		Interest expense		Interest income		Income tax		Assets per segment		Liabilities per segment		Capital investments		Investments in airport concessions

Metropolitan
Monterrey	Ps.	1,799,823	Ps.	560,016	Ps.	97,631	Ps.	76,016	Ps.	64,794	Ps.	(1,417)	Ps.	473,916	Ps.	1,136	Ps.	(39,945)	Ps.	119,677	Ps.	4,868,188	Ps.	658,768	Ps.	98,585	Ps.	2,492,242
Tourist
Acapulco	149,214		30,446		76,772		19,466		2,934		(521)		39,461		411		(13,246)		5,197		1,085,908		113,528		77,069		641,082
Mazatlan	221,522		46,879		19,527		15,458		12,490		(196)		55,052		428		(27,820)		14,978		1,021,766		128,287		19,632		492,692
Zihuatanejo	141,091		26,280		25,699		16,680		17,170		85		35,945		932		(7,736)		5,705		596,541		114,706		25,822		507,683
Regional
Chihuahua	272,921		48,374		16,061		11,853		28,066		(1,011)		64,258		2,102		(23,510)		20,277		793,881		170,004		16,202		349,021
Culiacan	351,096		48,280		9,608		16,006		11,251		764		79,875		383		(8,017)		20,524		726,063		117,342		9,896		479,351
Durango	98,550		11,026		4,381		5,965		14,649		(286)		19,017		—		(5,739)		4,200		290,258		58,281		4,478		155,540
San Luis Potosi	130,337		23,666		24,456		7,105		28,384		711		30,801		—		(13,166)		11,286		293,618		89,123		24,553		214,064
Tampico	162,389		22,735		32,053		6,567		10,782		1,907		37,025		—		(3,016)		10,685		306,466		90,438		32,157		214,318
Torreon	151,251		20,087		5,722		8,515		16,916		186		34,268		9		(8,265)		10,537		372,001		90,046		5,834		251,932
Zacatecas	87,616		10,120		7,677		6,656		17,315		(2)		19,547		150		(8,396)		6,891		286,407		74,939		7,789		195,325
Border
Ciudad Juarez	208,042		34,351		9,905		10,334		24,025		507		48,478		147		(12,530)		14,819		452,024		111,710		10,005		334,050
Reynosa	113,506		14,150		23,847		6,290		19,240		212		25,539		179		(7,364)		7,923		282,249		67,237		23,944		183,446
Hotel
NH T2 Hotel	—		227,884		—		20,739		—		240		68,595		11,497		(639)		15,505		290,685		85,543		2,095		—

Hilton Garden Inn	—		83,625		—		9,268		—		—		22,222		2,171		(986)		4,244		234,123		15,996		13,410		—
Parque Industrial:
VYNMSA	—		4,952		—		3,416		—		—		(3,063)		—		(238)		(1,315)		194,209		32,577		104,326		—
Other	—		4,847,425		—		36,300		—		(430)		2,843,210		345,728		(53,566)		475,649		13,052,525		5,554,128		62,163		—
Total	3,887,358		6,060,296		353,339		276,634		268,016		749		3,894,146		365,273		(234,179)		746,782		25,146,912		7,572,653		537,960		6,510,746

Eliminations	(14,623)		(4,727,534)		(8,567)		—		(5,145)		—		(1,110,592)		34,579		34,579		—		(11,601,589)		(714,310)		(8,567)		2,768

Consolidated	Ps.	3,872,735	Ps.	1,332,762	Ps.	344,772	Ps.	276,634	Ps.	262,871	Ps.	749	Ps.	2,783,554	Ps.	330,694	Ps.	(199,600)	Ps.	746,782	Ps.	13,545,323	Ps.	6,858,343	Ps.	529,393	Ps.	6,513,514

December 31, 2015	Aeronautical revenues		Non- aeronautical revenues		Construction services revenues		Depreciation and amortization		Major maintenance provision		Allowance for doubtful accounts		Operating income		Interest expense		Interest income		Income tax		Assets per segment		Liabilities per segment		Capital investments		Investments in airport concessions

Metropolitan
Monterrey	Ps.	1,443,311	Ps.	484,111	Ps.	70,999	Ps.	76,353	Ps.	24,327	Ps.	293	Ps.	365,471	Ps.	4,044	Ps.	(11,285)	Ps.	91,560	Ps.	4,501,117	Ps.	626,259	Ps.	73,221	Ps.	2,464,006
Tourist
Acapulco	138,309		27,864		81,869		18,737		21,621		(133)		21,329		832		(7,663)		1,582		1,044,502		113,932		84,354		587,517
Mazatlan	168,703		40,820		41,487		14,487		(4,949)		(576)		40,170		5,283		(16,671)		10,389		934,612		100,921		43,502		487,516
Zihuatanejo	118,736		23,751		57,943		15,073		(73)		(203)		27,338		2,731		(284)		3,844		605,538		148,768		60,483		496,394
Regional
Chihuahua	196,033		40,204		3,769		12,025		30,246		934		26,553		(1,888)		(11,847)		8,991		721,935		159,632		3,933		342,739
Culiacan	255,921		39,981		34,058		15,899		23,338		(102)		40,763		12,319		(1,911)		8,843		683,797		141,263		35,579		487,393
Durango	63,186		9,080		2,992		5,867		23,868		392		10,991		(6,799)		(259)		3,513		281,816		64,356		4,948		155,568
San Luis Potosi	99,341		20,482		4,668		7,431		(16,415)		757		22,686		1,859		(437)		7,575		287,251		117,833		4,760		195,097
Tampico	144,178		22,810		9,589		6,655		21,551		(2,146)		32,793		4,361		(1,389)		2,284		276,428		84,117		9,691		187,509
Torreon	110,480		18,191		14,796		8,484		1,431		(339)		25,065		(3,238)		(1,120)		7,392		361,616		111,837		14,849		253,471
Zacatecas	66,957		9,304		10,294		6,719		10,768		(1,193)		11,601		(2,559)		(439)		3,433		279,613		89,086		10,488		193,119
Border
Ciudad Juarez	146,201		29,225		9,512		10,658		29,265		775		28,593		1,240		(1,195)		7,890		424,666		94,148		11,391		333,676
Reynosa	95,742		12,557		6,012		6,127		9,315		(278)		14,373		(954)		(284)		3,144		263,490		73,408		6,384		164,600
Hotel
NH T2 Hotel	—		212,488		—		20,506		—		—		60,142		14,536		(595)		14,830		311,178		149,555		1,605		—
Hilton Garden Inn	—		16,882		—		1,163		—		—		(984)		369		(583)		(634)		212,412		10,984		95,078		—
Other	—		3,639,434		—		12,625		—		716		1,916,865		342,813		(65,028)		337,238		11,673,674		5,503,723		88,080		—
Total	3,047,098		4,647,184		347,988		238,809		174,293		(1,103)		2,643,749		374,949		(120,990)		511,874		22,863,645		7,589,822		548,346		6,348,605

Eliminations	(13,968)		(3,535,643)		—		—		—		—		(607,194)		(40,185)		40,250		236		(10,353,309)		(1,030,013)		—		—

Consolidated	Ps.	3,033,130	Ps.	1,111,541	Ps.	347,988	Ps.	238,809	Ps.	174,293	Ps.	(1,103)	Ps.	2,036,555	Ps.	334,764	Ps.	(80,740)	Ps.	512,110	Ps.	12,510,336	Ps.	6,559,809	Ps.	548,346	Ps.	6,348,605

December 31, 2014	Aeronautical revenues		Non- aeronautical revenues		Construction services revenues		Depreciation and amortization		Major maintenance provision		Allowance for doubtful accounts		Operating income		Interest expense		Interest income		Income tax		Assets per segment		Liabilities per segment		Capital investments		Investments in airport concessions

Metropolitan
Monterrey	Ps.	1,167,807	Ps.	360,228	Ps.	36,618	Ps.	75,036	Ps.	24,330	Ps.	1,102	Ps.	270,403	Ps.	10,586	Ps.	(2,804)	Ps.	43,270	Ps.	4,344,401	Ps.	663,502	Ps.	44,869	Ps.	2,462,510
Tourist
Acapulco	117,573		22,779		48,313		16,601		3,477		(13)		45,252		1,003		(14,543)		(2,981)		1,002,032		92,715		60,496		520,362
Mazatlan	148,781		37,002		66,475		11,794		25,573		104		36,479		1,736		(18,198)		6,679		909,203		110,952		69,158		459,333
Zihuatanejo	102,780		19,990		14,504		13,738		12,059		40		24,653		(1,101)		(2,168)		(19,449)		555,237		115,549		20,301		452,108
Regional
Chihuahua	162,469		34,792		15,719		11,599		12,578		75		38,482		2,334		(11,409)		7,785		652,496		117,722		17,131		348,748
Culiacan	223,423		35,022		34,097		14,148		10,217		(21)		50,491		1,728		(1,052)		7,893		681,227		156,675		45,264		466,986
Durango	48,937		7,784		13,598		5,981		9,805		—		11,128		(567)		(162)		(427)		254,608		51,595		16,451		156,782
San Luis Potosi	84,498		17,508		14,772		5,680		6,487		(25)		20,012		5,632		(424)		3,471		274,944		119,125		16,777		196,517
Tampico	124,312		18,183		12,981		7,356		14,364		(62)		28,123		(2,027)		(492)		5,711		256,379		51,617		13,801		183,062
Torreon	98,985		15,671		12,444		9,437		14,961		(155)		22,000		378		(1,472)		3,456		341,973		84,164		12,733		251,765
Zacatecas	56,872		7,535		14,036		6,247		15,631		—		12,851		(741)		(198)		1,833		237,781		58,565		14,125		184,853
Border
Ciudad Juarez	124,252		24,784		13,782		9,294		13,313		181		29,446		754		(529)		535		419,906		67,049		15,194		334,044
Reynosa	85,018		10,988		9,988		6,939		17,137		—		18,918		2,884		(311)		(52,622)		264,084		86,307		10,416		163,207
Hotel
NH T2 Hotel	—		195,742		—		19,883		—		70		52,521		18,754		(910)		12,382		331,871		204,883		5,465		—
Other	—		2,441,636		—		10,249		—		—		808,230		288,894		(88,354)		214,809		7,569,531		5,568,104		74,251		—
Total	2,545,707		3,249,644		307,327		223,982		179,932		1,296		1,468,989		330,247		(143,026)		232,345		18,095,673		7,548,524		436,432		6,180,277

Eliminations	(13,041)		(2,359,950)		—		—		—		—		—		(65,879)		65,879		—		(5,677,793)		(1,247,247)		—		—

Consolidated	Ps.	2,532,666	Ps.	889,694	Ps.	307,327	Ps.	223,982	Ps.	179,932	Ps.	1,296	Ps.	1,468,989	Ps.	264,368	Ps.	(77,147)	Ps.	232,345	Ps.	12,417,880	Ps.	6,301,277	Ps.	436,432	Ps.	6,180,277

27.                               Revenues

According to the General Airports Law on Airports and its regulations, Company revenues are classified as aeronautical services and non-aeronautical services.

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

Under the General Airports Law and its regulations, revenues generated from the operation of parking lots are considered aeronautical revenues. For purposes of these financial statements, such revenues are classified as non-aeronautical.

Following is a detail of the composition of revenues of the Company, using the classification established by the General Airports Law and its related regulations, with the exception of non-aeronautical revenues as mentioned in the preceding paragraph:

	Year ended December 31,
	2016		2015		2014
Aeronautical services:
Domestic TUA	Ps.	2,477,711	Ps.	1,863,875	Ps.	1,613,023
International TUA	810,519		632,834		455,244
Landing charges	167,298		150,739		130,614
Platform for embarking and disembarking	118,004		107,465		86,932
Aircraft parking charges on extended stay or overnight	33,242		30,284		28,018
Domestic and international passenger and carry-on baggage check	37,925		36,433		30,430
Aerocars and jetways	40,715		38,983		29,202
Other airport services, leases and regulated access (3)	187,321		172,517		159,203

Total revenues from aeronautical services(1)	Ps.	3,872,735	Ps.	3,033,130	Ps.	2,532,666

	Year ended December 31,
	2016		2015		2014
Non-aeronautical services:
Commercial activities
Car parking charges	Ps.	192,063	Ps.	181,631	Ps.	146,167
Advertising(2)(3)	120,591		115,579		97,078
Retail operations(2)(3)	97,631		75,975		63,017
Food and beverage(2)(3)	85,995		67,187		53,862
Car rental operators(2)(3)	75,966		60,168		48,821
Time share developers(2)(3)	13,967		12,283		14,626
Financial services(2)(3)	6,457		5,930		4,740
Communication and services(2)(3)	10,362		13,120		13,337
Services to passengers	2,803		2,669		2,301
VIP lounges	16,937		10,119		6,953
Loyalty program	911		1,772		1,750
Other services	26,787		23,421		22,507

Total revenue from commercial activities	650,470		569,854		475,159

Diversification activities:
Hotel services	311,679		229,352		195,742
OMA Carga	132,211		107,443		47,309
Real estate services	12,988		10,966		8,155
Industrial services	4,952		—		—
Other services	5,852		2,088		1,996
Total diversification activities	467,682		349,849		253,202

Complementary activities:
Leasing of space(2)(3)	67,784		69,376		60,692
Access rights	13,984		11,156		8,729
Documented baggage inspection	121,400		99,974		79,090
Other services (CUSS and CUTE)(4)	11,442		11,332		12,822

Total of complimentary activities	214,610		191,838		161,333

Total revenue from non-aeronautical services	Ps.	1,332,762	Ps.	1,111,541	Ps.	889,694

(1)   For the year ended December 31, 2016, 2015 and 2014, is net of incentives given to airlines for Ps. 11,759, Ps.245,553, and Ps.219,184, respectively.

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

(4)   Corresponds to other revenues for complementary activities, primarily Common-Use Self Service (CUSS), revenues from passengers’ self-service kiosks, and Common-Use Terminal Equipment (CUTE) corresponds to revenues from shared terminal equipment for the airlines’ use located in terminal gates

Approximately 75%, 77%, and 75% of consolidated revenues for the years ended December 31, 2016, 2015 and 2014, respectively, were generated by the Monterrey, Acapulco, Mazatlan, Culiacan, Chihuahua, Ciudad Juarez, and Zihuatanejo airports.

28.                               Cost of services

The cost of services for the years ended December 31, 2016, 2015 and 2014 is as follows:

	Year ended December 31,
	2016		2015		2014

Wages and salaries	Ps.	203,912	Ps.	191,660	Ps.	174,509
Maintenance	157,740		147,923		135,957
Security and insurance	167,678		153,011		142,013
Utilities (electric, cleaning and water)	158,956		135,825		142,066
Building lease	41,031		38,265		35,294
Allowance for doubtful accounts	749		(1,103)		1,296
Cost of hotel service	58,607		42,742		34,091
Employee statutory profit sharing	2,121		2,411		1,226
Equipment lease, fees and others	109,347		125,399		106,494
	Ps.	900,141	Ps.	836,133	Ps.	772,946

29.                               Authorization for the issuance of the consolidated financial statements

The Company’s consolidated financial statements were prepared in accordance with IFRS as issued by the IASB and approved to be issued on April 29, 2017, by the Chief Executive Officer of the Company, Porfirio González Álvarez, and are subject to the approval of the General Ordinary Shareholders’ Meeting of the Company, where they may be modified based on provisions set forth by the Mexican General Corporations Law.

* * * * * *