Form 20-F
period 2017-12-31
Central North Airport Group
filed 2018-04-30
CIK 1378239

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

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

Ruffo Pérez Pliego del Castillo Torre Latitud, L501, Piso 5 Av. Lázaro Cárdenas 2225 Col. Valle Oriente, San Pedro Garza García Nuevo León, Mexico + 52 81 8625 4300 rperezpliego@oma.aero
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered
American Depositary Shares (ADSs) each representing 8 Series B shares	The NASDAQ Stock Market LLC
Series B shares	The NASDAQ Stock Market LLC*

*Not for trading, but only in connection with the registration of ADSs, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class:	Number of Shares
Series B shares	344,004,973
Series BB shares	49,766,000

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☒		Non-accelerated filer ☐	Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐		IFRS ☒		Other ☐

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

References in this annual report on Form 20‑F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States.  References in this annual report on Form 20‑F to “pesos” or “Ps.” are to the lawful currency of Mexico.  This Form 20‑F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.19.7354 to U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank (Banco de México) on December 31, 2017.

This annual report on Form 20‑F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume.  A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

The discussion in this annual report of aeronautical and non‑aeronautical revenues in relation to our total revenues is not in accordance with IFRS because it excludes our construction revenues from such amounts.  Therefore, in reviewing this annual report, you should be aware that in several sections of this annual report we take into account only revenues that resulted in actual cash inflows for the year (which we categorize as aeronautical and non‑aeronautical revenues) for ratios or comparative calculations.  Both of these categories of revenues are dependent, either directly or indirectly, on passenger traffic, while revenues from construction services under IFRS Interpretations Committee (“IFRIC”) 12, “Service Concession Arrangements,” are not dependent upon passenger traffic, but from the level of capital expenditures carried out at each airport.  Information reported using only revenues that generated cash inflows may be more useful for readers of this annual report because those revenues are driven by the key elements of our business:  passenger traffic and our maximum tariffs.  The use of aeronautical and non‑aeronautical revenues is more common in our industry, as they represent the revenues generated from our core operations, which are services provided to passengers, airlines and other third parties based on passenger traffic at our airports.  Additionally, management regularly reviews our aeronautical and non‑aeronautical revenues as they provide representative information regarding our passenger traffic and cash flows, which allows us to compare such revenues over comparative periods as well as make projections about our expected future cash flows.  Finally, management reviews non‑aeronautical revenues per terminal passenger excluding hotel services because hotel services are not necessarily driven by passenger traffic and therefore may not provide representative information with respect to passenger traffic.  This metric is not considered to be an IFRS metric, given its exclusion of certain revenues.  We indicate each instance in which we use only aeronautical and non‑aeronautical revenues and non‑aeronautical revenues excluding hotel services by indicating the category of revenues used.

The following tables present a reconciliation of our aeronautical and non-aeronautical revenues to our total revenues per our consolidated statement of income and other comprehensive income:

	For the Year Ended December 31, 2017
							Total
							Aeronautical and
					Total		Non-Aeronautical
			Non-		Aeronautical and		Revenues as a
	Aeronautical		Aeronautical		Non-Aeronautical		Percentage of	Construction		Total
	Revenues		Revenues		Revenues		Total Revenues	Revenues		Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	2,046,097	Ps.	547,586	Ps.	2,593,683	87.6%	Ps.	367,214	Ps.	2,960,897
Tourist
Acapulco		158,448		34,089		192,537	34.1%		372,253		564,790
Mazatlán		249,479		47,819		297,298	90.8%		30,205		327,503
Zihuatanejo		167,550		27,334		194,884	87.4%		28,039		222,923
Regional
Chihuahua		308,746		52,742		361,488	74.7%		122,412		483,900
Culiacán		409,399		53,296		462,695	91.4%		43,362		506,057
Durango		100,884		11,061		111,945	84.9%		19,974		131,919
San Luis Potosí		149,823		24,603		174,426	61.6%		108,756		283,182
Tampico		171,550		25,859		197,409	80.9%		46,740		244,149
Torreón		156,158		22,478		178,636	89.9%		20,018		198,654
Zacatecas		95,153		12,172		107,325	84.8%		19,175		126,500
Border
Ciudad Juárez		244,891		40,676		285,567	89.9%		31,917		317,484
Reynosa		104,311		15,094		119,405	48.4%		127,353		246,758
Terminal 2 NH Collection Hotel		—		250,777		250,777	100.0%		—		250,777
Hilton Garden Inn Hotel		—		90,875		90,875	100.0%		—		90,875
OMA Vynmsa Aero Industrial Park		—		12,914		12,914	100.0%		—		12,914
Other(1)		—		4,034,440		4,034,440	100.0%		—		4,034,440
Total		4,362,489		5,303,815		9,666,304	87.8%		1,337,418		11,003,722
Eliminations(2)		(15,458)		(3,847,477)		(3,862,935)	N/A %		(10,960)		(3,873,895)
Total Revenues	Ps.	4,347,031	Ps.	1,456,338	Ps.	5,803,369	81.4%	Ps.	1,326,458	Ps.	7,129,827

(1)

Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)	Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	For the Year Ended December 31, 2016
							Total
							Aeronautical and
					Total		Non-Aeronautical
			Non-		Aeronautical and		Revenues as a
	Aeronautical		Aeronautical		Non-Aeronautical		Percentage of	Construction		Total
	Revenues		Revenues		Revenues		Total Revenues	Revenues		Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	1,799,823	Ps.	560,016	Ps.	2,359,839	96.0%	Ps.	97,631	Ps.	2,457,470
Tourist
Acapulco		149,214		30,446		179,660	70.1%		76,772		256,432
Mazatlán		221,522		46,879		268,401	93.2%		19,527		287,928
Zihuatanejo		141,091		26,280		167,371	86.7%		25,699		193,070
Regional
Chihuahua		272,921		48,374		321,295	95.2%		16,061		337,356
Culiacán		351,096		48,280		399,376	97.7%		9,608		408,984
Durango		98,550		11,026		109,576	96.2%		4,381		113,957
San Luis Potosí		130,337		23,666		154,003	86.3%		24,456		178,459
Tampico		162,389		22,735		185,124	85.2%		32,053		217,177
Torreón		151,251		20,087		171,338	96.8%		5,722		177,060
Zacatecas		87,616		10,120		97,736	92.7%		7,677		105,413
Border
Ciudad Juárez		208,042		34,351		242,393	96.1%		9,905		252,298
Reynosa		113,506		14,150		127,656	84.3%		23,847		151,503
Terminal 2 NH Collection Hotel		—		227,884		227,884	100.0%		—		227,884
Hilton Garden Inn Hotel		—		83,625		83,625	100.0%		—		83,625
OMA Vynmsa Aero Industrial Park		—		4,952		4,952	100.0%		—		4,952
Other(1)		—		4,847,425		4,847,425	100.0%		—		4,847,425
Total		3,887,358		6,060,296		9,947,654	96.6%		353,339		10,300,993
Eliminations(2)		(14,623)		(4,727,534)		(4,742,157)	N/A		(8,567)		(4,750,724)
Total Revenues	Ps.	3,872,735	Ps.	1,332,762	Ps.	5,205,497	93.8%	Ps.	344,772	Ps.	5,550,269

(1)

Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)	Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	For the Year Ended December 31, 2015
							Total
							Aeronautical and
					Total		Non-Aeronautical
			Non-		Aeronautical and		Revenues as a
	Aeronautical		Aeronautical		Non-Aeronautical		Percentage of	Construction		Total
	Revenues		Revenues		Revenues		Total Revenues	Revenues		Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	1,443,311	Ps.	484,111	Ps.	1,927,422	96.4%	Ps.	70,999	Ps.	1,998,421
Tourist
Acapulco		138,309		27,864		166,173	67.0%		81,869		248,042
Mazatlán		168,703		40,820		209,523	83.5%		41,487		251,010
Zihuatanejo		118,736		23,751		142,487	71.1%		57,943		200,430
Regional
Chihuahua		196,033		40,204		236,237	98.4%		3,769		240,006
Culiacán		255,921		39,981		295,902	89.7%		34,058		329,960
Durango		63,186		9,080		72,266	96.0%		2,992		75,258
San Luis Potosí		99,341		20,482		119,823	96.3%		4,668		124,491
Tampico		144,178		22,810		166,988	94.6%		9,589		176,577
Torreón		110,480		18,191		128,671	89.7%		14,796		143,467
Zacatecas		66,957		9,304		76,261	84.9%		10,294		86,555
Border
Ciudad Juárez		146,201		29,225		175,426	94.9%		9,512		184,938
Reynosa		95,742		12,557		108,299	94.7%		6,012		114,311
Terminal 2 NH Collection Hotel		—		212,488		212,488	100.0%		—		212,488
Hilton Garden Inn Hotel		—		16,882		16,882	100.0%		—		16,882
Other(1)		—		3,639,434		3,639,434	100.0%		—		3,639,434
Total		3,047,098		4,647,184		7,694,282	95.7%		347,988		8,042,270
Eliminations(2)		(13,968)		(3,535,643)		(3,549,611)	N/A		—		(3,549,611)
Total Revenues	Ps.	3,033,130	Ps.	1,111,541	Ps.	4,144,671	92.3%	Ps.	347,988	Ps.	4,492,659

(1)

Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)	Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	For the Year Ended December 31, 2014
							Total
							Aeronautical and
					Total		Non-Aeronautical
			Non-		Aeronautical and		Revenues as a
	Aeronautical		Aeronautical		Non-Aeronautical		Percentage of	Construction		Total
	Revenues		Revenues		Revenues		Total Revenues	Revenues		Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	1,167,807	Ps.	360,228	Ps.	1,528,035	97.7%	Ps.	36,618	Ps.	1,564,653
Tourist
Acapulco		117,573		22,779		140,352	74.4%		48,313		188,665
Mazatlán		148,781		37,002		185,783	73.6%		66,475		252,258
Zihuatanejo		102,780		19,990		122,770	89.4%		14,504		137,274
Regional
Chihuahua		162,469		34,792		197,261	92.6%		15,719		212,980
Culiacán		223,423		35,022		258,445	88.3%		34,097		292,542
Durango		48,937		7,784		56,721	80.7%		13,598		70,319
San Luis Potosí		84,498		17,508		102,006	87.4%		14,772		116,778
Tampico		124,312		18,183		142,495	91.7%		12,981		155,476
Torreón		98,985		15,671		114,656	90.2%		12,444		127,100
Zacatecas		56,872		7,535		64,407	82.1%		14,036		78,443
Border
Ciudad Juárez		124,252		24,784		149,036	91.5%		13,782		162,818
Reynosa		85,018		10,988		96,006	90.6%		9,988		105,994
Terminal 2 NH Collection Hotel		—		195,742		195,742	100.0%		—		195,742
Other(1)		—		2,441,636		2,441,636	100.0%		—		2,441,636
Total		2,545,707		3,249,644		5,795,351	95.0%		307,327		6,102,678
Eliminations(2)		(13,041)		(2,359,950)		(2,372,991)	N/A		—		(2,372,991)
Total Revenues	Ps.	2,532,666	Ps.	889,694	Ps.	3,422,360	91.8%	Ps.	307,327	Ps.	3,729,687

(1)

Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)	Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	For the Year Ended December 31, 2013
							Total
							Aeronautical and
					Total		Non-Aeronautical
			Non-		Aeronautical and		Revenues as a
	Aeronautical		Aeronautical		Non-Aeronautical		Percentage of	Construction		Total
	Revenues		Revenues		Revenues		Total Revenues	Revenues		Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	1,046,621	Ps.	320,774	Ps.	1,367,395	94.8%	Ps.	74,722	Ps.	1,442,117
Tourist
Acapulco		108,420		20,266		128,686	74.6%		43,861		172,547
Mazatlán		136,063		34,719		170,782	92.3%		14,173		184,955
Zihuatanejo		91,203		17,843		109,046	81.7%		24,348		133,394
Regional
Chihuahua		148,028		30,461		178,489	95.1%		9,127		187,616
Culiacán		211,588		32,504		244,092	93.0%		18,294		262,386
Durango		44,341		7,144		51,485	69.0%		23,149		74,634
San Luis Potosí		65,573		14,541		80,114	52.0%		73,874		153,988
Tampico		108,330		15,504		123,834	95.3%		6,116		129,950
Torreón		87,321		14,114		101,435	89.5%		11,887		113,322
Zacatecas		51,282		7,139		58,421	69.0%		26,264		84,685
Border
Ciudad Juárez		112,707		22,460		135,167	93.7%		9,078		144,245
Reynosa		69,919		9,425		79,344	81.7%		17,795		97,139
Terminal 2 NH Collection Hotel		—		176,510		176,510	100.0%		—		176,510
Other(1)		—		2,113,785		2,113,785	100.0%		—		2,113,785
Total		2,281,396		2,837,189		5,118,585	93.6%		352,688		5,471,273
Eliminations(2)		(12,527)		(2,040,688)		(2,053,215)	N/A		—		(2,053,215)
Total Revenues	Ps.	2,268,869	Ps.	796,501	Ps.	3,065,370	89.7%	Ps.	352,688	Ps.	3,418,058

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

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of pesos, except per share and operating data)				(in thousands of dollars)(1)
Statements of Income and Other Comprehensive Income data:
Revenues:
Aeronautical services(2)	2,268,869	2,532,666	3,033,130	3,872,735	4,347,031	220,266
Non-aeronautical services(3)	796,501	889,694	1,111,541	1,332,762	1,456,338	73,793
Construction services	352,688	307,327	347,988	344,772	1,326,458	67,212
Total revenues	3,418,058	3,729,687	4,492,659	5,550,269	7,129,827	361,271
Operating costs and expenses:
Costs of services, excluding depreciation and amortization	725,329	772,946	836,133	900,141	981,065	49,711
Major maintenance provision	263,167	179,932	174,293	262,871	291,038	14,747
Cost of construction	352,688	307,327	347,988	344,772	1,326,458	67,212
Administrative expenses	501,233	539,753	558,222	642,345	587,917	29,790
Right to use airport facilities(4)	148,159	171,670	209,771	244,215	271,331	13,748
Technical assistance fees(5)	66,643	82,461	97,818	117,987	135,074	6,844
Depreciation and amortization(6)	201,226	223,982	238,809	276,634	299,205	15,161
Other income, net	(49,782)	(17,373)	(6,930)	(22,250)	(1,380)	(70)
Total operating costs and expenses	2,208,663	2,260,698	2,456,104	2,766,715	3,890,708	197,143
Operating income	1,209,395	1,468,989	2,036,555	2,783,554	3,239,119	164,128
Interest expense	(209,359)	(264,368)	(334,764)	(330,694)	(352,822)	(17,878)
Interest income	72,650	77,147	80,740	199,600	127,290	6,450
Exchange (loss) gain, net	(6,198)	(22,463)	(33,784)	(29,177)	(63,072)	(3,196)
Income before income taxes	1,066,488	1,259,305	1,748,747	2,623,283	2,950,515	149,504
Income tax (benefit) expense	(134,876)	232,345	512,110	746,782	813,073	41,199
Consolidated net income for the year	1,201,364	1,026,960	1,236,637	1,876,501	2,137,442	108,305
Items that will not be subsequently reclassified to income:
Actuarial losses on labor obligations	(2,851)	437	(1,286)	3,533	(4,199)	(213)
Income tax relating to items that will not be subsequently reclassified to profit or loss	843	(131)	386	(1,060)	1,260	64
Total comprehensive income for the year	1,199,356	1,027,266	1,235,737	1,878,974	2,134,503	108,156
Consolidated net income attributable to:
Controlling interest	1,199,636	1,024,694	1,233,772	1,870,187	2,127,576	107,805
Non-controlling interest	1,728	2,266	2,865	6,314	9,866	500
Consolidated comprehensive income attributable to:
Controlling interest	1,197,628	1,025,000	1,232,872	1,872,660	2,124,637	107,656
Non-controlling interest	1,728	2,266	2,865	6,314	9,866	500
Basic and diluted earnings per share of controlling interest(7)	3.0062	2.5844	3.1328	4.7614	5.4046	0.2739
Basic and diluted earnings per ADS(7)	24.0496	20.6752	25.0623	38.0912	43.2368	2.1908
Dividend or reimbursement of capital per share(8)	3.0000	3.0000	3.0000	3.5000	4.0000	0.2027
Other operating data:
Total terminal passengers (thousands of passengers)(9)	13,292	14,695	16,922	18,764	19,662	N/A
Total air traffic movements (thousands of movements)	321	337	345	358	332	N/A
Aeronautical and non-aeronautical revenues per terminal passenger(10)	231	233	245	277	295	15

	As of December 31,
	2013	2014	2015	2016	2017
	(in thousands of pesos)				(in thousands of dollars)(1)
Statement of Financial Position data:
Cash and cash equivalents	1,534,006	2,808,149	2,605,196	3,005,792	2,333,007	118,214
Other investments held to maturity	—	—	60,445	—	49,338	2,500
Total current assets	2,276,938	3,404,343	3,216,774	4,098,459	3,498,622	177,277
Property, leasehold improvements and equipment, net	2,165,766	2,284,314	2,370,975	2,444,205	2,601,397	131,814
Investment in airport concessions	6,092,046	6,180,277	6,348,605	6,513,514	7,648,417	387,548
Total assets	11,011,453	12,417,880	12,510,336	13,545,323	14,200,800	719,560
Current liabilities	956,989	830,680	968,782	1,108,331	1,104,273	55,954
Total liabilities	4,614,059	6,301,277	6,559,809	6,858,343	6,971,485	353,248
Total shareholders’ equity	6,397,394	6,116,603	5,950,527	6,686,980	7,229,315	366,312

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of pesos)				(in thousands of dollars)(1)
Statement of Cash Flows data:
Net cash flows from operating activities	1,005,246	1,610,772	2,069,331	2,386,146	2,921,333	148,024
Net cash flows used in investing activities	(270,880)	(371,844)	(493,235)	(471,357)	(1,542,776)	(78,172)
Net cash flows (used in) from financing activities	(352,793)	35,215	(1,779,049)	(1,514,193)	(1,979,135)	(100,284)
Increase (decrease) in cash and cash equivalents	381,573	1,274,143	(202,953)	400,596	(600,578)	(30,432)
Effects of exchange rate changes on the foreign currency cash balance	—	—	—	—	(72,207)	(3,659)

(1)    Translated into dollars at the rate of Ps.19.7354 per U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2017.  Per share dollar amounts are expressed in dollars (not thousands of dollars).  Operating data is expressed in units indicated.

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

(3)    Revenues from non‑aeronautical services represent sources of revenues not subject to regulation under our maximum rates and consist of: (i) revenues from commercial activities, such as, car parking charges, advertising, leasing of commercial space to tenants, food and beverage services, car rentals and retail; (ii) revenues from diversification activities, such as hotel services, revenues from OMA Carga and real estate services; and (iii) revenues from complementary activities, such as revenues from our checked baggage‑screening services, among other sources of revenues.  Pursuant to our concessions and to the Mexican Airport Law (Ley de Aeropuertos) and the regulations thereunder, parking services are currently excluded from aeronautical services under our maximum rates, although the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) could decide to regulate such rates, and such rates may be regulated by other authorities.

(4)    Each of our subsidiary concession holders is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession.  The concession tax is currently equal to 5% of each concession holder’s gross annual revenues.

(5)    We pay Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”) a technical assistance fee under the technical assistance agreement entered into with SETA providing for management and consulting services (the “Technical Assistance Agreement”), entered into in connection with SETA’s purchase of its Series BB shares.  This fee is described in “Item 7. Major Shareholders and Related‑Party Transactions—Related‑Party Transactions—Arrangements with SETA.”

(6)    Reflects depreciation of fixed assets and amortization of airport concessions and rights to use airport facilities.

(7)    Based on net income attributable to controlling interest for each year and on 399,052,350 weighted average common shares in 2013, 396,493,090 weighted average common shares in 2014, 393,826,266 weighted average common shares in 2015, 392,784,322 weighted average common shares in 2016 and 393,660,889 weighted average common shares in 2017.  Earnings per ADS are based on the ratio of eight Series B shares per ADS.

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

(10)  Aeronautical plus non‑aeronautical revenues divided by terminal passengers for the period.  Expressed in pesos (not thousands of pesos).

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period‑end free‑market exchange rate expressed in pesos per U.S. dollar.  The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period.  The data provided in this table is based on noon buying rates published by the U.S. Federal Reserve for cable transfers in Mexican pesos.  All amounts are stated in pesos and have not been restated in constant currency units.  We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

For the Year Ended December 31,	High	Low	Period End	Average(1)

2013	13.43	11.98	13.10	12.76
2014	14.79	12.85	14.75	13.30
2015	17.36	14.56	17.20	15.87
2016	20.84	17.19	20.62	18.67
2017
October	19.18	18.21	19.13	18.82
November	19.26	18.51	18.63	18.93
December	19.73	18.62	19.64	19.18
2018
January	19.48	18.49	18.62	18.91
February	18.90	18.36	18.84	18.65
March	18.86	18.17	18.17	18.59
April (through April 20)	18.61	17.97	18.61	18.21

(1)	Average of month-end rates or daily rates, as applicable.

Source:  U.S. Federal Reserve noon buying rate.

Except for the period from September through December 1982, during a liquidity crisis, the Mexican Central Bank has consistently made foreign currency available to Mexican private‑sector entities (such as us) to meet their foreign currency obligations.  Nevertheless, in the event of renewed shortages of foreign currency, foreign currency may not continue to be available to private‑sector companies, and we may not be able to purchase foreign currency that we need to service foreign currency obligations or to import goods in the open market without substantial additional cost.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores) and, as a result, will likely affect the market price of the ADSs.  Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in pesos.

On December 31, 2017, the U.S. Federal Reserve noon buying rate was Ps.19.64 per U.S.$1.00.  On April 20, 2018, the U.S. Federal Reserve noon buying rate was Ps.18.61 per U.S.$1.00.

For a discussion of the effects of fluctuations in the exchange rates between the peso and the U.S. dollar, see “Item 10. Additional Information—Exchange Controls.”

RISK FACTORS

Risks Related to Our Operations

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

Following the U.S. elections in November 2016 and the change in the U.S. administration for the four-year period from 2017 to 2020, there is uncertainty regarding future U.S. policies with respect to matters of importance to Mexico and its economy, particularly trade and migration.  On August 16, 2017, the United States, Mexico and Canada started negotiations to revise and update NAFTA.  The U.S. administration has stated that if it is unable to reach a fair deal in the NAFTA renegotiations, it may terminate NAFTA, in which case, trade between Mexico and the U.S. would be subject to the World Trade Organization guidelines. There can be no assurance as to what the outcome of the NAFTA renegotiations will be, nor of the impact of these measures or any others adopted by the U.S. will have on Mexico.

In addition, the U.S. administration is adopting stricter immigration policies and tax reforms that could create tension between the Mexican and U.S. governments or reduce economic activity between Mexico and the United States, thus affecting the travel of passengers between those countries.  In September 2017, the U.S. administration announced its plan to phase out the Deferred Action for Childhood Arrivals program (“DACA”), which allows certain individuals who entered the U.S. as undocumented minors to defer immediate deportation and to be eligible for a work permit.  Because the majority of individuals who benefit from this program are from Mexico, terminating the program may affect relations between Mexico and the U.S., as well as transit between the two countries.

Also, recent U.S. tax policies include the new Tax Cuts and Jobs Act, passed on December 22, 2017, which, among others, reduces the U.S. corporate income tax rate from 35% to 21%, and the implementation of new import taxes on certain goods, approved on January 22, 2018.   We cannot predict the impact that these measures may have on trade between the U.S. and Mexico or whether foreign direct investment from the U.S. to Mexico will decrease.

The foregoing factors and further policy changes could have an impact on Mexico’s GDP growth, the exchange rate between the U.S. dollar and the Mexican peso, levels of foreign direct investment and portfolio investment in Mexico, interest rates, inflation, and the Mexican economy generally; which in turn, may impact the level of passenger traffic in our airports and adversely affect our financial condition or results of operations.

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

International events, such as decreases in oil prices and the slower growth in the Chinese economy, have led to volatility in the international markets and adversely affected the Mexican economy. As a result, Mexico has been forced to cut public expenses, since oil output is one of the main sources of revenue in Mexico.  In February 2016, the Mexican government announced a cut of Ps.132.3 billion to the 2016 federal annual budget, equivalent to 0.7% of the Mexican GDP, and in June 2016, it announced a second cut of 31.7 billion equivalent to 0.2% of the Mexican gross domestic product (“GDP”). During the second half of 2011, global economic growth decreased, primarily due to the jobs crisis in the United States, the sovereign‑debt crises in the Eurozone, which worsened during this period, fiscal problems and the declining prospects for economic growth, especially in developed economies.  The recovery of the U.S. economy slowed slightly in 2011, with the GDP increasing at an annualized real rate of 1.7% and our international passenger traffic decreasing by 7.4%.  In 2012, the recovery of the U.S. economy improved slightly, with the GDP increasing at an annualized real rate of 2.2%.  During the following years, the U.S. economy continued to improve, with the GDP increasing at an annualized rate in real terms of 2.4% in 2015, 1.5% in 2016 and 2.3% in 2017, respectively, and our international passenger traffic increasing 18.4%, 0.2% and 2.8%, respectively.  The Congressional Budget Office forecasts that the real GDP will grow by 2.0% in 2018.  In the event of a new economic downturn, developing countries, which have largely rebounded from the economic and financial crisis in 2009, would be impacted through trade and financial channels.

Our business is particularly dependent on the condition of the U.S. economy and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism.  In 2017, 79.4% of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States.  According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), in 2017, exports from Mexico to the United States represented approximately 79.8% of Mexican exports, and 46.8% of foreign direct investment in Mexico originated in the United States.  According to the U.S. Bureau of Economic Analysis, in 2017, secondary income received from the United States, which includes government and private transfers, was approximately U.S.$17.0 billion.

Since the demand for aeronautical services in Mexico is substantially dependent on the performance of the Mexican economy, which is in turn highly dependent on the performance of the U.S. economy, a further downturn in the U.S. economy or a disruption in commercial activities among the U.S. and Mexico could cause a material adverse effect on our results of operations, prospects and financial condition.  More generally, further downturns in the global economy and/or in the Mexican economy would also adversely affect our business, results of operations, prospects and financial condition.  See also “—Risks Related to Mexico—The Company is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico could adversely affect its business and results of operations.”

Our revenues are highly dependent on levels of air traffic, which depend on factors beyond our control.

Passenger and cargo traffic volumes and air traffic movements depend on many factors beyond our control, including an economic downturn in Mexico, the United States or globally, the political situation in Mexico and elsewhere in the world, the attractiveness of our airports relative to that of other competing airports, fluctuations in fuel prices (which could cause airlines to increase tariffs and have a negative impact on traffic as a result of increased fuel costs); changes in regulatory policies applicable to the aviation industry and an increase or decrease in Mexican airlines’ fleets, among others.

Our revenues are closely linked to both passenger and cargo traffic volumes and to the number of air traffic movements at our airports.  These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services.  Any decreases in passenger and cargo traffic volumes and the number of air traffic movements to or from our airports as a result of these factors could adversely affect our business, results of operations, prospects and financial condition.

Terrorist attacks have had a severe impact on the international air travel industry, have adversely affected our business and may continue to do so in the future.

As with all airport operators, we are subject to the threat of terrorist attacks.  The terrorist attacks on the United States on September 11, 2001, had a severe adverse impact on the air travel industry, particularly on U.S. carriers and on carriers operating international service to and from the United States.  Airline traffic in the United States fell precipitously after the attacks.  Our terminal passenger volumes declined 5.8% in 2002 as compared to 2001.  Any future terrorist attacks involving one of our airports, whether or not involving aircraft, will likely adversely affect our passenger volume and results of operations.  Among other consequences, airport operations would be disrupted or suspended during the time necessary to conduct rescue operations, investigate the incident and repair or rebuild damaged or destroyed facilities, and our future insurance premiums would likely increase.  In addition, our insurance policies do not cover all losses and liabilities resulting from terrorism.  Any future terrorist attacks, whether or not involving aircraft, will likely adversely affect our results of operations and financial condition.

Because a substantial majority of our international flights involve travel to and from the United States, we may be required to comply with security directives of the U.S. Federal Aviation Administration (“FAA”) in addition to the directives of Mexican aviation authorities.  On May 1, 2014 and July 1, 2016, the Mexican Bureau of Civil Aviation published mandatory circulars CO SA‑17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  World events, such as the terrorist attacks worldwide attributed to the Islamic State of Iraq and Syria or any other organization, could lead to additional security measures taken by the FAA or the International Civil Aviation Organization, an agency of the United Nations Organization (“ICAO”), and could require us to incur in additional costs to comply with these measures.  Similarly, our airport operations and passenger volume could be negatively impacted by terrorist attacks on aircrafts, such as those which occurred with international airlines’ aircraft operating over Egypt and the Ukraine in 2015.

Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at our airports due to increased passenger screening and slower security checkpoints and increase our operating costs, which would have an adverse effect on our overall performance.

Large scale international events, including wars and global epidemics, could have a negative impact on international air travel and our revenues.

Historically, a substantial majority of our revenues have been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2015, 2016 and 2017, passenger charges represented 55.6%, 59.2% and 52.2%, respectively, of our total revenues and 60.2%, 63.2% and 64.2%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.  Events such as the conflicts in the Middle East, terrorist attacks worldwide and public health crises such as the Severe Acute Respiratory Syndrome, or SARS crisis, the Influenza A(H1N1) crisis and the Ebola crisis have negatively affected in the past the frequency and pattern of air travel worldwide.

On February 1, 2016, the World Health Organization designated the Zika virus and its suspected complications in newborns an international public health emergency.  The U.S. Department of Health and Human Services’ Centers for Disease Control and Prevention issued a travel advisory for people traveling to regions within the Zika virus outbreak, including Mexico.  These travel advisories to Mexico could negatively affect the frequency and pattern of travel to our airports.

Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to terrorist organizations, reprisals thereof, further conflict in the Middle East, further outbreaks of health epidemics such as SARS, Influenza A (H1N1), Ebola, Zika and Chikungunya, or other such international events (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

Variations in international fuel prices could directly or indirectly adversely affect our business and results from operations.

International fuel prices, which represent a significant cost for airlines using our airports, have increased in recent months/years.  In the past, increased costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and, in some cases, even contributed to filings for bankruptcy by some airlines.  Any substantial variation in fuel prices could have an adverse effect on our results of operations and financial condition.

Our business is highly dependent on the operations of Mexico City International Airport.

In 2015, 2016 and 2017, approximately 50.7%, 48.1% and 45.4%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport.  As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.

On July 3, 2017, the Competition Commission issued Corrective Measures for the Mexico City International Airport to address the inefficiencies observed at the airport during congested hours, limiting operations between the hours of 7:00 and 22:00.  In response, on September 29, 2017, the Ministry of Communications and Transportation announced in the Federal Official Gazette the General Guidelines for the allocation of slots at congested airports (see “Risk Factors⸻The Company cannot predict how the regulations governing the business will be applied.”). The new regulation decreased the number of flights and increased the number of flight cancellations to and from Mexico City International Airport and other regional destinations as an indirect effect in 2017.  To alleviate congestion at the Mexico City International Airport, a new Mexico City international airport is being built. According to government officials, the new airport is expected to start operations in 2020. We cannot assure you that the existing or new airport’s operations will remain at existing levels or increase in the future or that the new airport will start operations on time.

We may not fully recover our investment for the acquisition of the Terminal 2 NH Collection Hotel.

In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287‑room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the Terminal 2 of Mexico City International Airport, under a lease with Mexico City International Airport that expires in 2029.  A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%.  The Terminal 2 NH Collection Hotel opened in August 2009.  The net amount of our investment in the Terminal 2 NH Collection Hotel as of December 31, 2017 was Ps.277,344 thousand, as reflected in our consolidated balance sheet.

In September 2014, the federal government presented the new Mexico City International Airport project, which will be built on 4,431 hectares of land owned by the federal government located in the eastern part of the Mexico Valley.  The new airport will be built in several stages.  The first stage consists of three runways with the ability to have simultaneous operations and a capacity to transport 50 million passengers annually and is expected to start operations in 2020.  As a result, the current Mexico City International Airport is expected to be closed before the expiration of our lease, and we may not be able to continue operating our hotel and the commercial space, which could impact our ability to recover our investment.  In addition, under certain circumstances, the operating lease agreement with the Mexico City International Airport can be terminated by such party with partial or no compensation to us.  If the current Mexico City airport is closed, or the Mexico City International Airport terminates our operating lease agreement, we may not be able to fully recover our investment in the Terminal 2 NH Collection Hotel.

Furthermore, the Terminal 2 NH Collection Hotel faces the challenge of maintaining enough market participation as it continues with its operations.  The occupancy rate of the hotel may not be sufficient to recover our investment.  For the year ended December 31, 2017, annual average occupancy increased to 86.3% from 79.0% in 2016.  Additionally, total revenues amounted to Ps.250,777 thousand, as compared to Ps.227,884 thousand in 2016, and average rates per room were Ps.2,277 in 2017, as compared to Ps.2,202 in 2016.  The occupancy rate of the hotel or the annual average rate may not increase or may decrease in the future.

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

Tourism levels may decrease, and therefore the number of passengers using our airports in the future may not exceed or match current levels, which could have a direct and indirect impact on our aeronautical and non‑aeronautical revenues.

Our business is highly dependent upon revenues from seven of our airports and the Terminal 2 NH Collection Hotel and could be adversely impacted by any condition affecting those businesses.

In 2017, approximately 80.0% of the sum of our aeronautical and non‑aeronautical revenues were generated from seven of our 13 airports and the Terminal 2 NH Collection Hotel operations.  The Monterrey airport generated the most significant portion of our revenues.  The following table lists the percentage of the sum of aeronautical and non‑aeronautical revenues generated at our airports, including the percentage of total revenues generated by our hotel services:

For Year Ended
Airport	December 31, 2017
Monterrey	44.7%
Culiacán	8.0%
Chihuahua	6.2%
Mazatlán	5.1%
Ciudad Juárez	4.9%
Terminal 2 NH Collection Hotel	4.3%
Tampico	3.4%
Zihuatanejo	3.4%
Six other airports, Servicios Complementarios del Centro Norte and OMA Logística, S.A. de C.V. (“OMA Logística”)	20.0%
Total	100.0%

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

Both of the hotels that we operate, our OMA‑VYNMSA industrial park and our OMA Carga bonded warehouses could face additional competition from third parties developing similar projects in areas adjacent to the

Mexico City and the Monterrey airports.  Despite our efforts to retain clients, we cannot predict whether our clients will continue occupying our commercial spaces or cancel their contracts. Furthermore, the continued growth at our OMA-VYNMSA industrial park could also decline should there be a slowdown in the Mexican economy.  All such factors could adversely affect the profitability of our non‑aeronautical businesses and our ability to recover our investments in such projects.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

If any conflicts with our employees were to arise, including with our unionized employees (which accounted for 55.2% of our total employees as of December 31, 2017), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

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

Of the total aeronautical revenues generated at our airports in 2017, Aeroméxico and its affiliates represented 24.2%, VivaAerobus represented 19.4%, Volaris represented 16.7%, and Interjet represented 14.8%.  None of our contracts with our airline customers obligate them to continue providing service from our airports and, if any of our key customers reduced their use of our airports, competing airlines may not add flights to their schedules to replace any flights no longer handled by our principal airline customers.  Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenues from our key customers.

Due to increased competition, volatility in fuel prices and the general decrease in demand because of global volatility in the financial and exchange markets and economic crises, many airlines are operating in adverse conditions.  Should fuel prices increase or in the event of other adverse economic developments, one or more of our principal carriers could become insolvent, cancel routes, suspend operations or file for bankruptcy.  All such events could have a material adverse effect on our results from operations. Furthermore, any accident, incident or any other event that affects the perception of safety standards of any of the major airlines may affect its image and generate a public perception that it is less safe or reliable than other airlines. These events would affect consumer demand and the number of passengers serviced by the airline, thus affecting our business, results of operations, prospects and financial condition.

In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another (unless the flight originated outside Mexico), which limits the number of airlines providing domestic service in Mexico.  On December 18, 2015, the United States and Mexico entered into an Air Transport Agreement with the purpose of promoting and facilitating an international aviation system, based on competition among airlines, to facilitate the expansion of international air transport opportunities and ensure the highest degree of safety and security in air transport.  The new agreement, which replaced the agreement that had been in effect since 1960, became effective as of August 21, 2016, after approval by the Mexican Senate and the competent authorities in the United States.  The new agreement provides for an increase in services on existing routes between both nations, as well as the addition of new routes and an increase in the frequency of flights on existing routes.  The agreement also grants Mexican airlines the ability to further penetrate international markets, as it permits airlines from both countries that operate flights between the United States and Mexico, to pick up passengers and continue with the flights to a third country.  This agreement may be modified in the future to provide for international airlines to operate domestic flights in our airports, but until then we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

Revenues from passenger and other charges are not secured, and we may not be able to collect amounts invoiced in the event of the insolvency of one of our principal airline customers.

In recent years, some airlines have reported losses.  In all cases, our revenues from passenger charges and other aeronautical services are secured by a performance bond or other types of guarantees; however, guarantees may not fully cover the amount owed by an airline at a certain date.  In the event of the insolvency of any of these airlines, we would not be certain of the collection of any amounts invoiced to that airline in respect of passenger charges.

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

Subsequently, we entered into a series of agreements with the Mexican National Air Transportation Board (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation (most recently in January 2013, covering the period from January 1, 2013 to December 31, 2015), pursuant to which we settled the existing disputes with our principal airline customers and established specific prices for regulated aeronautical services applicable to those airlines. Although this agreement has not been renewed as of April 20, 2018, all benefits continue to be provided on the same terms.  Furthermore, we have expanded the benefits of the agreement to all domestic and international airlines operating at our airports, even to those airlines that are not affiliated to the Mexican National Air Transportation Board.   Historically, amounts paid under these agreements have not been material, and we do not expect any current agreement or any similar future agreements with the Mexican National Air Transportation Board or any airline to have a material effect on our results of operations.

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

Our operation depends on our management team for its knowledge and experience and the loss of capable executives could affect our operations.

The current and future performance of our operations depends significantly on the continuous contribution of managers and other key employees. In order to achieve the objectives of each management or key position, the ability, experience, aptitude and knowledge of each candidate is taken into account for recruitment and personnel allocation purposes. We cannot guarantee that in the future our executive team will be maintained, or that if new executives are incorporated, they will have the same level of knowledge and experience. The potential lack of a capable management team could adversely affect the operations, financial situation and results of operations.

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

Natural disasters may impede or cause the suspension of operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports. For instance, on November 3, 2016, the Tampico airport flooded due to heavy rains, causing the collapse of part of the bordering fence. Although, the affected neighbors filed claims for damages against the Tampico airport, the insurance carrier rejected the neighbors’ claims alleging that the damage was caused by a natural disaster. In addition, the Terminal 2 NH Collection Hotel located in Terminal 2 of the Mexico City International Airport was temporarily closed after the earthquake on September 19, 2017. Although the Terminal 2 NH Collection Hotel did not suffer any structural damage, utilities of the hotel were interrupted and hotel operations were suspended until September 25, 2017.

 Any of these events could reduce our passenger and cargo traffic volume.  For example, our international passenger traffic decreased 1.2% during September 2017, partially due to the cancellation of flights caused by hurricanes Harvey and Max. The occurrence of natural disasters in the destinations that we serve could adversely affect our business, results of operations, prospects and financial condition.

We have insurance for the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but we do not have insurance covering losses due to resulting business interruption.  Moreover, should losses occur, losses caused by damages to the physical facilities may exceed the pre‑established limits on any of our insurance policies.

Our operations are at greater risk of disruption due to the dependence of several of our airports on a single commercial runway.

As is the case with many other domestic and international airports around the world, several of our airports, including the Monterrey, Culiacán, Mazatlán and Zihuatanejo airports, have only one commercial aviation runway.  The operation of our runways may be disrupted due to required maintenance or repairs.  In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control.  The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

We are exposed to risks generally associated with properties rented to third parties, such as a decline in rental market demand, occupancy rates or rent levels, non‑payment of minimum rent and royalties by tenants or a weakening of the real estate market.  Moreover, our real estate assets are located on or adjacent to our airports and serve a particular sector of the rental market, thus exposing us to fluctuations in this specific market.  Any of these risks could adversely affect the profitability of our real estate development activities and, consequently, our business, results of operations, prospects and financial position.

We are exposed to the risk of non-performance by our subcontractors.

We subcontract certain services (including security and surveillance services, ramp‑handling and baggage‑handling services and checked‑baggage services) necessary to conduct our operations.  In the event that our subcontractors fail to perform their obligations under our agreements, we could incur extra costs in providing replacements and could be exposed to liability for operations that we may have to provide directly, which could adversely affect our business, results of operations, prospects and financial condition.

In accordance with applicable labor laws, subcontractors are required to register their employees with the Mexican Social Security Institute (Instituto Mexicano del Seguro Social), and anyone employing the services of subcontractors that has failed to comply with these laws is jointly liable for the payment of social security obligations as well as any applicable penalties.  Therefore, if subcontractors providing services at our airports do not have their employees registered at the Mexican Social Security Institute, we could be held jointly liable for the payment of social security obligations that such contractors may have, as well as any applicable penalties.

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

To allow the future expansion of the Monterrey airport, in February and June 2007, March and May 2008, July and December 2009 and February, July and December 2010, we completed acquisitions of land surrounding the airport with an aggregate area of 777 hectares (3 square miles), including the construction of a second commercial runway, for an aggregate price of Ps.1,559,381 thousand (U.S.$121.3 million).  Improvements made to airport facilities at our expense may be recognized by the Mexican Bureau of Civil Aviation as part of the Company’s investment in the airport concession.  We received authorization from the Mexican Bureau of Civil Aviation to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 pesos) of our investment in this land to investments included in the 2011–2015 master development program for the Monterrey airport.  We are currently reviewing various possibilities for the recovery of the remaining investment with the Mexican Bureau of Civil Aviation at a cost of Ps.695,759 thousand (amount expressed in nominal 2009 pesos), which was not recognized under the 2016–2020 master development program for the Monterrey airport.  The remaining amount of the investments may not be recognized by the Ministry of Communications and Transportation in the future.

Our future profitability and growth will depend upon our ability to expand our airports in the future.  Potential limitations on our possibility of expansion, such as those described above, could restrict any such expansion and thus have a material adverse effect on the future profitability and growth of our business.

We are exposed to risks inherent to the operation of airports.

We are obligated to protect the public at our airports and to reduce the risk of accidents at our airports.  As with any company dealing with members of the public, we must implement certain measures for the protection of the public, such as fire safety in public spaces, design and maintenance of car parking facilities and access routes to meet road safety rules.  We are also obligated to take certain measures related to aviation activities, such as maintenance, management and supervision of aviation facilities, rescue and fire‑fighting services for aircraft, measurement of runway friction coefficients, flood control at the Acapulco airport and measures to control the threat from birds and other wildlife on airport sites.  These obligations may require us to incur additional costs and could increase our exposure to liability to third parties for personal injury or property damage resulting from our operations.

We are dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity risks.

We rely on a variety of information technology to manage our operations.  The proper functioning of these systems is critical to the efficient operation and management of our business.  In addition, these systems may require modifications or upgrades as a result of technological changes or growth in our business.  These changes may be costly and disruptive to our operations, and could impose substantial demands on management time.  Our systems may be vulnerable to damage or disruption caused by circumstances beyond our control, such as catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, physical or electronic break‑ins, unauthorized access and cyber‑attacks.  Currently, our information systems are protected with backup systems, including physical and software safeguards located outside of our offices for protection purposes, and a cold site on critical systems to recover information technology operations. Furthermore, we undertake other steps to secure our systems and electronic information from exogenous events.  These safety components reduce the risk of disruptions, failures or security breaches of our information technology infrastructure and are reviewed periodically by external advisors.  Any such disruption, failure or security breach of our information technology infrastructure, including our back‑up systems, could have a negative impact on our operations.

Additionally, the security risks associated with information technology have increased in recent years due to an increase in more complex types of cyber-attacks. A failure of or attack to our information technology systems or on those of our contractors could affect our business or result in the disclosure or misuse of confidential or personal information, which could cause significant interruptions in services or other operational difficulties and increases in costs, that could result in losses. Although actions are taken continuously to improve and monitor our information technology systems, these systems remain vulnerable to failures or unauthorized access, which could adversely affect our operations, financial condition and liquidity.

Our insurance policies may not provide sufficient coverage against all liabilities.

While we seek to insure all reasonable risks, our insurance policies may not cover all of our liabilities in the event of an accident, terrorist attack or other incident.  The markets for airport insurance and construction insurance are limited, and a change in coverage policy by the insurance companies involved could reduce our ability to obtain and maintain adequate or cost‑effective coverage.  A certain number of our assets cannot, by their nature, be covered by property insurance (notably aircraft movement areas, and certain civil engineering works and infrastructure).  In addition, we do not currently carry business‑interruption insurance.

We are liable under Mexican law for inspection of passengers and their carry-on luggage.

Under the Mexican Airport Law, we are currently responsible for inspecting passengers and their carry‑on luggage before they board any aircraft.  Under Mexican law, we may be liable to third parties for personal injury or property damage resulting from the performance of such inspection.  In addition, we may be required to adopt additional security measures in the future or undertake capital expenditures if security measures for carry‑on luggage are enhanced required to be enhanced, which could increase our liability or adversely affect our operating results.

We may be subject to potential liability for screening checked baggage.

The ICAO’s security guidelines requires checked baggage on all international commercial flights and domestic commercial flights to undergo a comprehensive screening process for the detection of explosives.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration (“TSA”)) is responsible for screening checked baggage.  On May 1, 2014 and July 1, 2016, the Mexican Bureau of Civil Aviation published mandatory circulars CO SA‑17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  In 2015, we completed the purchase and installation of screening equipment in all of our airports to facilitate compliance with the baggage screening guidelines and our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked baggage screening system since March 1, 2012.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process.

We are exposed to risks related to handling cargo.

The air cargo system is a complex, multi‑faceted network that handles a vast amount of freight, packages and mail carried aboard passenger and all‑cargo aircraft.  The air cargo system is vulnerable to several security threats, including: potential plots to place explosives aboard aircraft; illegal shipments of hazardous materials; criminal activities, such as smuggling and theft; and potential hijackings and sabotage by persons with access to aircraft.  Several procedural and technology initiatives to enhance air cargo security and detect terrorist and criminal threats have been put in place, such as an x‑ray machine certified by the TSA in the bonded OMA Carga area at the Monterrey airport, or are under consideration.

We may be subject to risks related to the integrity of our facilities or the reduction of our cargo traffic volume.  The occurrence of such events could adversely affect our business, results of operations, prospects and financial condition.

We may not be able to detect money laundering operations and other illegal or improper activities, which could expose us to additional liabilities and adversely affect our operations and financial results.

We are required to comply with applicable anti-money laundering and anti-terrorism and other regulations in Mexico. Such laws require us to adopt and implement certain policies and procedures designed to detect and prevent transactions with third parties involved in money laundering or terrorist activities. Although we have adopted such policies and procedures, these procedures require services related to third parties that are not under our control, including third-party providers of complementary services or retailers, restaurants and other commercial tenants leasing spaces at the airport. To the extent that we may fail to fully comply with applicable laws and regulations or fail to detect illegal activities carried out by third parties, the competent authorities may impose certain fines on us and our reputation may also be adversely affected.

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

Amendments to International Financial Reporting Standards could impact our financial position.

Certain modifications to IFRS issued by the IASB, including IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Ordinary Activities from Contracts with Customers,” effective as of January 1, 2018, and IFRS 16 “Leases,” effective as of January 1, 2019, could have an impact on our internal processes, financial position and compliance with contractual obligations.

Although we have analyzed the implications of adopting IFRS 9 and 15, based on that evaluation, we do not expect any material impact on our internal processes, financial position or compliance with contractual obligations. Regarding IFRS 16, we are in the process of determining the potential impact that the adoption of this standard could have on our consolidated financial statements. However, we cannot guarantee that there will not be any impact once any of these amendments are actually implemented.

Risks Related to Mexico

Political conditions in Mexico, including as a result of Mexico’s upcoming national presidential and legislative elections, could materially and adversely affect the Mexican economy and political climate and, in turn, the operations of the Company.

National presidential and legislative elections are set to take place in 2018, and the new president will be sworn as president on December 1, 2018 for a six-year term, which could result in political and economic instability.

Historically, the Mexican president has strongly influenced new policies and governmental actions that impact the Mexican economy. We cannot assure you that the future administration will maintain business-friendly and open-market economic policies and policies that stimulate economic growth and social stability. A new administration could implement substantial changes in law, policy and regulations in Mexico, which could adversely affect our business, financial condition, results of operations and prospects. In addition, the upcoming election and any actions taken by a new administration may lead to riots, protests and looting that could adversely affect our operations. Our financial condition and results of operation may be adversely affected by changes in Mexico’s political climate, to the extent that such changes affect the nation’s economic policies, growth, stability, outlook or regulatory environment.

In addition, multiparty rule is still relatively new in Mexico, and new legislative initiatives could result in economic or political conditions that could materially and adversely affect our business. Because there is no single-party majority in Mexico’s Congress, a government gridlock may occur and lead to political uncertainty. Changes in laws, public policies or regulations may affect the political and economic environment in Mexico and, consequently, contribute to economic uncertainty and heightened volatility of the Mexican capital markets and in securities issued by Mexican companies.

Furthermore, our business may be adversely affected by fluctuations in the value of the U.S. dollar as compared to the Mexican peso, inflation, interest rates, changes in laws and other political or social developments in Mexico over which we have no control. Any of the above may have an adverse effect on Mexico’s economic situation and, in turn, on our business, results of operations, financial condition and ability to repay our indebtedness.

Adverse domestic events could negatively impact the Company’s business and result of operations.

The operations of our airports may be disrupted due to the actions of third parties, such as protestors or demonstrators, which are beyond our control. Presidential elections in Mexico are set to take place in July 2018 and the upcoming election, as well as any actions taken by a new administration or the opposition, may lead to riots, protests, demonstrations and looting that could adversely affect our revenues and security at out airports, and could restrict our ability to expand our operations. Any disruption in our operations, or adverse consequence resulting from protests or riots, including flight delays, a work stoppage or other similar event, may have a material adverse effect on the operation of our airports and on our results of operations.

On November 20, 2014, a peaceful demonstration in the city of Acapulco, in which demonstrators marched toward the Acapulco airport, generated minor flight delays and cancellations.  On February 24, 2015, demonstrators marched on the access road to the Acapulco airport and blocked access to the airport, which caused a number of passengers to miss their flights, though the airport continued to operate regularly.  Although the airport facilities were not materially damaged during these demonstrations, future demonstrations and riots taking place in cities where our airports are located and where they are either a potential target or in the path of such demonstrations could generate flight cancellations and the suspension of our operations and could materially and adversely affect our business, results of operations, prospects and financial condition.

High incidences of crime in Mexico, including extortion and drug trafficking, could adversely affect Company’s business.

Higher incidences of crime throughout Mexico, including extortion and drug trafficking, could have an adverse effect on our business, results of operations, prospects and financial condition, as it may decrease the international and domestic passenger traffic directed to or within Mexico.  The travel warning issued by the U.S. Department of State (Bureau of Consular Affairs) on January 10, 2018 (the “Travel Advisory”) urges U.S. citizens not to travel to the states of Tamaulipas, Guerrero, Michoacán, and Sinaloa (except the city of Mazatlán). This Travel Advisory also urges U.S. citizens to defer non-essential travel to cities, states and other regions, such as Chihuahua, Coahuila, areas of the state of Jalisco that border the states of Michoacán and Zacatecas, the eastern edge of Sonora, which borders the state of Chihuahua, Durango, Nuevo León (including the metropolitan area of Monterrey), San Luis Potosí and Zacatecas, among others. Drug‑related violence and other incidents of organized crime may not be contained, which could have a material adverse effect on our business, results of operations, prospects and financial condition.

The Company’s business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico could adversely affect its business and results of operations.

In 2015, 2016 and 2017, domestic terminal passengers have represented approximately 86.0%, 87.3% and 87.6%, respectively, of the passenger traffic volume in the Company’s airports.  In addition, all of its assets are located, and all of its operations are conducted, in Mexico.  Accordingly, the Company’s financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in Mexico.  As a result, its business, financial condition and results of operations could be adversely affected by any deterioration of the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico or by other negative political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange‑rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

The Mexican economy underwent an economic crisis that began in 2008 and continued in 2009 as a result of the impact of the global financial crisis, which affected many emerging economies.  The Mexican economy’s link with the U.S. economy remains very important, and therefore, any downside to the economic outlook of the U.S. may hinder any recovery in Mexico.  This correlation may have an impact on Mexico’s GDP growth and other macro-economic conditions.  The Mexican economy achieved real GDP growth rates of 2.0%, 2.3%, and 2.6% in 2017, 2016 and 2015, respectively, and is estimated to grow at 2.1% and 2.6% in 2018 and 2019, respectively, according to the World Bank.

During 2017, average reference interest rates in Mexico increased by 152 basis points compared to 2016.  The annualized interest rates on 28‑day short‑term Mexican treasury bills, or Cetes (Certificados de la Tesorería de la Federación), averaged approximately 3.8%, 3.0%, 3.0%, 4.2% and 6.7% for 2013, 2014, 2015, 2016 and 2017, respectively.  To the extent that the Company incurs peso‑denominated debt in the future, it could be at high interest rates.

If inflation or interest rates increase significantly or if the Mexican economy is otherwise further adversely impacted, the Company’s business, financial condition, prospects and results of operations could be materially and adversely affected because, among other things, demand for transportation services may decrease.  Similar events may occur, and the recurrence of such events may adversely affect the Company’s business, results of operations, prospects and financial condition.

Depreciation of the peso relative to the U.S. dollar could adversely affect the results of operations and financial condition of the Company.

Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in the Company’s airports in 1995 (then operated by its predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume.  From December 31, 2015 to December 31, 2016, the peso depreciated by approximately 19.9%, from Ps.17.20 per U.S.$1.00 on December 31, 2015, to Ps.20.62 per U.S.$1.00 on December 31, 2016.  From December 31, 2016 to December 31, 2017, the peso slightly recovered from Ps.20.62 per U.S.$1.00 on December 31, 2016, to Ps.19.64 per U.S.$1.00 on December 31, 2017, an appreciation of 4.7%. During the beginning of 2018, the peso continued recovering, reaching Ps.18.61 per U.S.$1.00 on April 20, 2018.

A depreciation of the peso affects the Company’s business in the following ways:  (i) international passengers and international flights pay tariffs reported in U.S. dollars; while these tariffs are generally collected in Mexican pesos up to 60 days following the date of each flight, any depreciation of the Mexican peso has a positive impact on the Company’s results from operations, which are reported in Mexican pesos; and (ii) the Company has financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos, thus causing foreign exchange losses.  As of December 31, 2017, the Company had U.S.$15.6 million of liabilities denominated in U.S. dollars, representing 6.6% of its debt.

Moreover, the depreciation of the peso also affects some of the Company’s airline customers transacting in U.S. dollars, including the purchases or leases of equipment, maintenance and fuel.

Severe devaluation or depreciation of the peso may also result in the disruption of the international foreign exchange markets and may limit the Company’s ability to transfer or to convert pesos into U.S. dollars and other currencies.

Changes to Mexican laws, regulations and decrees applicable to the Company could have a material adverse impact on the results of operations.

In recent years, the Mexican government has implemented changes to the tax laws applicable to Mexican companies, including the Company.  The terms of the Company’s concessions do not exempt it from any changes to the Mexican tax laws.  Should the Mexican government implement changes to the tax laws that result in the Company having significantly higher income tax, the Company will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on its results of operations.  For example, the issuance of the Business Flat Tax (Impuesto Empresarial a Tasa Única), which was published on October 1, 2007 and repealed in 2013, adversely impacted the Company’s results of operations in each of the years from 2007 through 2013.  In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on the Company’s business, results of operations, prospects and financial condition.

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

The main result of the tax reforms was the elimination of a previously recognized deferred Business Flat Tax liability and the recognition of deferred asset taxes based only on the Corporate Income Tax at a number of the Company’s airports representing Ps.339,325 thousand.  The Company cannot predict the impact that future federal tax legislation reforms in Mexico may have on its financial condition and results of operations.

On December 27, 2016, the Ministry of Finance and Public Credit announced an increase, effective January 1, 2017, in the maximum gasoline and diesel prices to be applied in certain regions of Mexico, which caused an increase of gasoline prices of up to 20% in those areas. Furthermore, in November 2017, the Mexican Government removed price controls on gasoline and diesel. The removal of price controls and the resulting price increases led to widespread protests across Mexico. The Company cannot predict the effect of changes in gasoline and diesel prices, and any related political and social unrest, on the Mexican economy or whether the Mexican Government may alter its strategy for price liberalization in the future.

The value and prices of securities issued by Mexican companies may be adversely affected by developments in other countries.

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

In addition, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States.  Therefore, an economic downturn in the United States will significantly adversely impact the Mexican economy.  Furthermore, on November 8, 2016, presidential elections took place in the United States.  The president has adopted measures and policies directed to protect American producers, including the current re-negotiation of the terms of NAFTA and increased tariffs, and these announcements have caused high volatility in the financial markets. The Company cannot assure you that any policies adopted by the U.S. administration will not have an impact in the market value of its securities, or that the market value of its securities will not be adversely affected by events elsewhere.

Delays in the process of obtaining necessary governmental approvals could affect the ability to expand the airports of the Company.

The expansion, development and growth of the Company’s airports from time to time may require governmental approvals, administrative proceedings or some other governmental action.  Any delay or inability to obtain such approvals or favorable outcomes of such proceedings could have a negative impact on the expansion, development and growth of the Company’s airports.

Mexico’s environmental legislation could limit the growth of some of our airports.

According to the Mexican Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) norm NOM‑SEMARNAT‑059‑2010, mangroves are protected species, and it is a criminal offense to remove such species.  Within the grounds of our Acapulco and Zihuatanejo airports, we have extended areas with mangroves, which may limit our potential to expand such airports.

The Mexican National Water Commission (Comisión Nacional del Agua) has the authority to restrict water use in some of our airports due to water shortage in northern Mexico and has enhanced its mechanisms to verify compliance with the fiscal, administrative and technical requirements regarding the extraction and discharge of water.  Concessionaires who fail to comply with any of these requirements may be subject to administrative procedures that may result in the cancellation of water extraction rights and /or the imposition of significant fines.

Furthermore, the General Law on Climate Change (Ley General de Cambio Climático) was adopted and published in the Federal Official Gazette on June 6, 2012, which, among other objectives:  (i) regulates greenhouse gases and emissions so as to stabilize their concentrations in the atmosphere to a point where they will not increase climate change, in consideration of the goals set forth by the UN Framework Convention on Climate Change; (ii) promotes the education, research, development and technology transfer, innovation and promotion with respect to adapting to and mitigating climate change; and (iii) promotes the transition to a competitive, sustainable and low‑carbon economy.  Current or future regulations regarding climate change or their enforcement may have a material adverse effect on our business, results of operations, prospects and financial condition.

To ensure continuous compliance with all environmental requirements, including those related to water use, we maintain an ISO 14001 certification for all of our airports. In addition, twelve of our airports have received the Environmental Quality Certification awarded by the Federal Attorney for Environmental Protection (Procuraduría Federal de Protección al Ambiente). However, compliance with current or future environmental regulations may require us to incur additional costs in order to bring our airports into compliance, and if we fail to comply with current or future environmental regulations, we may be subject to fines and other sanctions.

Minority shareholders may be less able to enforce their rights against the Company, its directors or controlling shareholders in Mexico.

Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States.  For example, there are no precedent cases in which Mexican courts found that the directors violated their fiduciary duties. As a result, it may be difficult for minority shareholders to bring an action against directors for breach of these duties and achieve the same results as in most jurisdictions in the United States.  Procedures for class‑action lawsuits were incorporated into Mexican law and became effective in March 2012.  However, these rules and procedures are different and more limited than those in place in the United States.  Therefore, it may be more difficult for minority shareholders to enforce their rights against the Company, its directors or its controlling shareholders.

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

Mexican law and the bylaws of the Company restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders.

As required by Mexican law, the Company’s bylaws provide that non‑Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in the Company and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances.  Under this provision, a non‑Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in the Company.  If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

The Company is subject to different corporate disclosure standards than U.S. companies.

A principal objective of the securities laws of the United States is to promote full and fair disclosure of all material corporate information.  However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about U.S. issuers of listed securities.

Risks Related to the Regulation of Our Business

The Company provides a public service regulated by the Mexican government, and the flexibility in managing aeronautical activities is limited by the regulatory environment in which the Company operates.

The Company’s aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries.  In 2015, 2016 and 2017, approximately 67.5%, 69.8% and 61.0%  respectively, of the Company’s total revenues, and approximately 73.2%, 74.4% and 74.9%, respectively, of the sum of its aeronautical and non‑aeronautical revenues were earned from aeronautical services, which are subject to price regulation under the Company’s maximum rates.  These regulations may limit the Company’s flexibility in operating its aeronautical activities, which could have a material adverse effect on its business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to the Company’s operations that affect its profitability are authorized (as in the case of the master development programs) or established (as in the case of maximum rates) by the Ministry of Communications and Transportation for five‑year terms.  The Company generally does not have the ability to unilaterally change its obligations (such as the investment obligations under its master development programs or the obligation under its concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, this price regulation system may be amended in the future in a manner that would cause additional sources of the Company’s revenues to be regulated.

The Company cannot predict how the regulations governing the business will be applied.

Many of the laws, regulations and instruments that regulate the Company’s business were adopted or became effective in 1999, and there is only a limited history that would allow it to predict the impact of these legal requirements on its future operations.  Mexican law establishes ranges of sanctions that might be imposed should the Company fail to comply with the terms of one of its concessions, the Mexican Airport Law and its regulations or other applicable laws. The Company cannot predict the sanctions that are likely to be assessed for a given violation within these ranges.  It may encounter difficulties in complying with these laws, regulations and instruments.

Although the master development programs and maximum rates through 2020 have been set, the Company cannot predict what the master development program for 2021 and following years will establish.  When determining the maximum rates for the next five year period (from 2021 to 2025), the Ministry of Communications and Transportation may be solicited by different entities (for example, the Mexican Federal Competition Commission (Comisión Federal de Competencia Económica, or the “Competition Commission”) and the carriers operating at our airports) to modify the maximum rates, thus reducing the Company’s profitability.  The laws and regulations governing the business, including the rate‑setting process and the Mexican Airport Law, may change in the future or be applied or interpreted in a way that could have a material adverse effect on the Company’s business, results of operations, prospects and financial condition.

Additionally, the Ministry of Communications and Transportation has announced that it intends to establish by 2024 a new, independent regulatory agency, the Federal Agency of Civil Aviation, that is expected to serve a similar role as the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil, or “DGAC”) of establishing, coordinating, overseeing and controlling international and national air transportation, as well as the airports, complementary services and generally all activities related to civil aviation.  The Company cannot predict whether or when this new agency will be organized, the scope of its authority, the actions that it will take in the future or the effect of any such actions on its business.

On February 20, 2014, a bill of the new Federal Economic Competition Law (Ley Federal de Competencia Económica) was submitted to Mexico’s Congress in furtherance and as a result of certain amendments to Mexico’s Constitution passed in 2013.  The bill was enacted and published on May 23, 2014.  The law grants broader powers to the Competition Commission, including the authority to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The new law also sets forth important changes in connection with mergers and anti‑competitive behavior, increases liabilities and the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law.  The Competition Commission may therefore determine that the services that the Company provides at its airports are essential and require it to implement significant changes to its business operations and thus generate a significant impact on its results of operations.

For example, pursuant to the new Federal Economic Competition Law (Ley Federal de Competencia Económica), the Competition Commission determined that the slots allocated to air carriers at the Mexico City International Airport constitute an essential service. The Competition Commission found that the allocation of slots led to flight delays and cancellations and, among others, hindered entry to new competitors. On July 3, 2017, the Competition Commission issued a series of corrective measures (the “Corrective Measures”) for the Mexico City International Airport to address the inefficiencies and anticompetitive effects observed at such airport.

In response to the Competition Commission’s findings, the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes)  published an amendment to the regulations of the Mexican Airport Law in the Federal Official Gazette on September 29, 2017, as well as general guidelines for the allocation of slots at congested airports (the “General Guidelines”). The Competition Commission found that the reforms issued by the Ministry of Communications and Transportation did not provide a solution to the issues the Competition Commission had addressed and that the General Guidelines directly contradicted the Corrective Measures. As a result, the Competition Commission filed an appeal (controversia constitucional)  before the Mexican Supreme Court, arguing that the Competition Commission, not the Ministry of Communications and Transportation, has the authority to regulate the allocation of slots as a public essential service. As of April 20, 2018, the Mexican Supreme Court has not resolved the appeal. If the Mexican Supreme Court rules in favor of the Competition Commission and limits the authority of the Mexican Ministry of Communications and Transportation, new rules or regulations may be established by the Competition Commission, which could adversely affect the Company’s business, results of operations, prospects and financial condition.

Even though none of its airports have been declared congested as of the date of this report, the Company cannot predict whether or when this will happen. Similarly, it cannot predict whether the Competition Commission will declare any of its airports, or any complementary or commercial service provided at the airports, as essential services, and consequently, establish rules, recommendations, guidelines or conditions that could limit or restrict the Company’s aeronautical and/or non-aeronautical revenues.

The Company business is dependent upon international regulations that affect Mexican airlines.

The FAA evaluates the legal framework for civil aviation and issues related to the monitoring, staff training and inspection processes related to regulations issued by the ICAO.

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

The consequences of the downgrade from a Category 1 rating to a Category 2 rating were the suspension of the right to operate code‑shared flights and the restriction of Mexican airlines’ ability to increase the frequency of, or add new routes to, the United States and that the international routes of Mexicana de Aviación would not be flown by any Mexican carrier with a Category 2 rating.

Mexico regained its Category 1 safety rating on December 1, 2010; however, Mexico may be downgraded in the future, and the Company cannot be certain of how long this Category 1 rating will be maintained.

The regulations pursuant to which the maximum rates applicable to the aeronautical revenues are established do not guarantee that the consolidated results of operations, or the results of operations of any airport, will be profitable, or that the Company will realize the expected return on investment.

The regulations applicable to the Company’s aeronautical activities establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that the Company may earn at that airport from services subject to price regulation.  For a discussion of the framework for establishing its maximum rates and the application of the rates, see “Item 4. Information on the Company—Regulatory Framework—Revenue Regulation.”  On December 21, 2015, the Ministry of Communications and Transportation determined, based on the terms of the Company’s concessions, the maximum rates for its airports from January 1, 2016 through December 31, 2020.  Under the terms of the Company’s concessions, there is no guarantee that the results of operations of any airport will be profitable.  The Company may not realize its expected return on investment from investments under the master development programs.

The Company’s concessions provide that an airport’s maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican producer price index, excluding fuel).  Although the Company is entitled to request additional adjustments to an airport’s maximum rates under certain circumstances including, among others, required capital investments not foreseen in the master development programs, decreases in capital investments attributable to Mexican economy‑related passenger traffic decreases or modifications of the concession tax payable by the Company, its concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain limited events specified in the concessions have occurred.  Therefore, such a request may not be granted in the future.  If a request to increase an airport’s maximum rates is not granted, and the Company is impacted by the circumstances that led to the request, its results of operations and financial condition could be adversely affected, and the value of Series B shares and ADSs could decline.

If the Company exceeds the maximum rate at any airport at the end of any year, it could be subject to sanctions.

Historically, the Company has set the prices it charges for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year.  For example, in 2017, the revenues subject to maximum rate regulation represented approximately 94.5% of the amounts the Company was entitled to earn under the maximum rates for all of its airports.  The Company may not be able to establish prices in the future that allows it to collect substantially all of the revenues it is entitled to earn from services subject to price regulation.

The specific prices the Company charges for aeronautical services are determined based on various factors, including projections of passenger traffic volumes, the Mexican producer price index (excluding fuel), the Mexican consumer price index and the value of the peso relative to the U.S. dollar.  These variables are outside of the Company’s control.  The Company’s projections could differ from the applicable actual data, and, if these differences occur at the end of any year, they could cause the Company to exceed the maximum rate at any one or more of its airports during that year.

If the Company exceeds the maximum rate at any airport at the end of any year, the Ministry of Communications and Transportation may assess a fine and may reduce the maximum rate at that airport in the subsequent year.  The imposition of sanctions for violations of certain terms of a concession, including for exceeding an airport’s maximum rate, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times.  In the event that any one of the Company’s concessions is terminated, its other concessions may also be terminated.  For a discussion of events that may lead to a termination of a concession, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.”

Depreciation of the peso may cause the Company to exceed the maximum rates.

The Company aims to charge prices that are as close as possible to its maximum chargeable rates, and it is entitled to adjust the specific prices only once every six months for inflation (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding fuel)).  However, the Company generally collects passenger charges from airlines 30 to 60 days following the date of each flight.  The tariffs for the services that it provides to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  Accordingly, depreciation of the peso, particularly late in the year, could cause the Company to exceed the maximum rates at one or more of its airports, which could lead to the imposition of fines and the subsequent termination of one or more of its concessions.

The peso has historically experienced significant volatility.  From December 31, 2015 to December 31, 2016, the peso depreciated by approximately 19.9%, from Ps.17.20 per U.S.$1.00 on December 31, 2015 to Ps.20.62 per U.S.$1.00 on December 31, 2016. From December 31, 2016 to December 31, 2017, the peso slightly appreciated by approximately 4.7%, from Ps.20.62 per U.S.$1.00 on December 31, 2016 to Ps.19.64 per U.S.$1.00 on December 31, 2017.  On April 20, 2018, the exchange rate was Ps.18.61 per U.S.$1.00.

The Mexican government may terminate or reacquire the concessions under various circumstances, some of which are beyond the control of the Company.

The Company’s concessions are its principal assets, and it would be unable to continue operations without them.  A concession may be revoked by the Mexican government for certain prescribed reasons, including the failure to comply with the master development programs, a temporary or permanent halt in the Company’s operations, actions affecting the operations of other concession holders in Mexico, the failure to pay damages resulting from its operations, the failure to keep the rates from exceeding its maximum rates or the failure to comply with any other material term of its concessions.  Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in revocation of a concession only if sanctions have been imposed for violations of the relevant term at least three times.  Violations of other terms of a concession can result in the immediate termination of the concession. The concessions may also be terminated upon the Company’s bankruptcy or insolvency.  Violations of the Mexican Airport Law, its regulations or other federal regulations could result in similar sanctions.  In the event that any one of the Company’s concessions is terminated, its other concessions may also be terminated.  For a discussion of events that may lead to a termination of a concession, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.”

Under applicable Mexican law and the terms of the Company’s concessions, its concessions may also be made subject to additional conditions, including under the renewed master development programs, which the Company may be unable to meet.  Failure to meet these conditions may also result in fines, other sanctions and the termination of the concessions.

The Mexican government may also terminate one or more of the concessions at any time through reversion, if, in accordance with applicable Mexican law, it determines that it is in the public interest to do so.  The Mexican government may also assume the operation of any airport in the event of war, public disturbance or a threat to national security.  In addition, in the case of a force majeure event, the Mexican government may require the Company to implement certain changes in its operations.  In the event of a reversion of the public domain assets that are the subject of the concessions, the Mexican government under Mexican law is required to compensate the Company for the value of the concessions or added costs based on the results of an audit performed by appraisers or, in the case of a mandated change in the Company’s operations, the cost of that change.  Similarly, in the event of an assumption of the Company’s operations, other than in the event of war, the government is required to compensate it and any other affected parties for any resulting damages.  The Company may not receive compensation equivalent to the value of its investment in or any additional damages related to its concessions and related assets in the event of such action.

In the event that any one of the Company’s concessions is terminated, whether through revocation or otherwise, its other concessions may also be terminated.  Thus, the loss of any concession would have a material adverse effect on the business and results of operations.

The Mexican government could grant new concessions that compete with the airports operated by the Company.

The Mexican government could grant additional concessions to operate existing government‑managed airports or authorize the construction of new airports, which could compete directly with the airports operated by the Company.

On February 5, 2014, the Mexican government announced in the Federal Official Gazette that the Ministry of Communications and Transportation granted to Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V., a concession for 20 years to construct, operate and exploit a civil‑aviation airport in the municipality of Bocoyna, Chihuahua, located 250 kilometers (144 miles) from the city of Chihuahua, within an area of 95.5 hectares (0.4 square miles).  The government of the state of Chihuahua owns 98% of the capital stock of Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V.  The Bocoyna airport is expected to operate daily public and private domestic flights.  The airport has an ICAO Category 3C rating and could present competition to the Company’s airport located in the municipality of Chihuahua, which has a higher ICAO Category 4D rating and is located 18 kilometers (11.2 miles) from the city of Chihuahua.  The Ministry of Communications and Transportation has the capacity to upgrade the category of the airport depending on improvements to infrastructure made by the concessionaire or could downgrade the category if the concessionaire does not maintain adequate conditions in the airport.  To date, the airport has not announced the commencement date of operations.

In the future, the Company may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  Historically, Aeropuerto del Norte has been used solely for general aviation operations.  The state of Nuevo León has requested in the past that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations.  To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  However, the Ministry of Communications and Transportation may authorize such an amendment and commercial aviation flights may operate from Aeropuerto del Norte in the future.  Any competition from other such airports could have a material adverse effect on the Company’s business, results of operations, prospects and financial condition.  Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process.  In the event that a competing concession is offered in a public bidding process, the Company may not participate in such a process, or it may not successful if it were to participate.  See “Item 4. Information on the Company—Regulatory Framework—Grants of New Concessions.”

Risks Related to Our Shareholders

Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) and SETA control our management, and their interests may differ from those of other shareholders.

As of the date of this report, CONOISA is the beneficial owner of 14.5% of our total capital stock.  CONOISA directly owns Series B shares representing 1.9% of our total capital stock and Series A shares of SETA representing 99.99% of its capital stock (0.01% owned by ICA Tenedora, S.A. de C.V. (“ICATEN”).  SETA in turn owns Series BB shares that represent 12.6% of our capital stock.  SETA and CONOISA are each direct subsidiaries of ICATEN and indirect subsidiaries of Empresas ICA, S.A.B. de C.V. (“Empresas ICA”).  Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to our Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers and to elect three members of our Board of Directors.  SETA, as holder of our Series BB shares, also has the right, pursuant to our bylaws, to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws, investment projects and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders.  If, at any time after June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB, all of its special rights will remain in place.  The rights and obligations of SETA in our management are explained in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

The termination of the Technical Assistance Agreement would also trigger the conversion of SETA’s remaining Series BB shares into Series B shares, resulting in the termination of all of SETA’s special rights.  So long as the Technical Assistance Agreement remains in effect and SETA continues to hold any Series BB shares, it also has the obligation to appoint and nominate the same directors and officers that it currently is entitled to appoint under our bylaws.  The Technical Assistance Agreement sets forth certain qualifications that members of our management appointed by them must have.  The Technical Assistance Agreement was extended for a term that ends on December 31, 2020 and will be automatically extended for successive one year periods, unless any party thereto elects otherwise, so long as CONOISA retains at least 12.75% of SETA’s capital. For further information on the Technical Assistance Agreement, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements Relating to SETA.”

SETA’s continuing veto rights as holder of at least 7.65% of our capital stock in the form of Series BB shares and its right to nominate, appoint and remove certain directors and officers as holder of Series BB shares, which will continue for as long as it owns at least one Series BB share and the Technical Assistance Agreement remains in effect, could adversely impact our operations and constitute an obstacle for us to bring in a new strategic shareholder and/or operator.  With the right to nominate, appoint and remove certain members of our senior management, SETA directs the actions of our management in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses.

Furthermore, in connection with a corporate and debt restructuring carried out by Empresas ICA, ICATEN was incorporated on March 14, 2017 and Empresas ICA transferred all the shares of its direct subsidiaries, including ours, to ICATEN. On August 25, 2017, Empresas ICA and certain of its subsidiaries, including ICATEN and CONOISA, filed a joint prepackaged concurso mercantil plan (the “ICA Concurso Plan”) with the competent bankruptcy court of Mexico. Pursuant to the ICA Concurso Plan, all of the filing entities’ recognized unsecured debt was discharged and paid with shares representing up to 99.99% of ICATEN’s capital stock, resulting in a change of control in our holding structure. On March 1, 2018, the competent bankruptcy court of Mexico approved the ICA Concurso Plan; the relevant judgment was published on March 2, 2018 and became effective as of March 5, 2018.

The interests of SETA and CONOISA, or any new controlling shareholder of ICATEN, may differ from those of our other shareholders and can be contrary to the preferences and expectations of our other shareholders.  SETA and CONOISA and the officers nominated or appointed by them may not exercise their rights in ways that favor the interests of our other shareholders.  Furthermore, as a result of our board’s decision-making process, officers appointed by SETA and CONOISA may influence decisions taken by the rest of our officers.

If SETA, one of our principal shareholders, should sell or otherwise transfer all or a portion of our Series BB shares that it holds, our operations could be adversely affected.

SETA currently exercises a substantial influence over our management, as described above.  SETA, as holder of the Series BB shares, is entitled to present to the Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently includes our chief financial officer, our chief operating officer and our commercial director, and to elect three of our board members.  Elimination of these rights from our bylaws would require the consent of SETA, as long as it owns Series BB shares representing at least 7.65% of our capital stock.  Should SETA’s shares fall below this threshold, our management could change significantly, and our operations could be adversely affected as a result.  In the event of termination of the Technical Assistance Agreement, SETA would cease to have the special rights of the Series BB shares, which may adversely affect and disrupt our operations.

Risks Related to Our ADSs

You may not be entitled to participate in future preemptive rights offerings.

Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in the Company.  Rights to purchase shares in these circumstances are known as preemptive rights.  We may not legally be permitted to allow holders of ADSs in the United States to exercise any preemptive rights in any future capital increase, unless we file a registration statement with the SEC with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the Securities Act of 1933, as amended.

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

Investment by SETA and Its Affiliates

In 2000, as part of the first stage of our privatization, the Mexican government sold Series BB shares to SETA in a public bidding process.  Pursuant to this transaction, SETA paid the Mexican government a total of Ps.864,055,578 (amount in nominal pesos, excluding interest) (U.S.$76.0 million based on the exchange rate in effect on the date of SETA’s bid) in exchange for:

•	all of our Series BB shares, which currently represent 12.6% of our outstanding capital stock;
•

an option to acquire from the Mexican government shares currently representing 35.8% of our capital stock (which subsequently was assigned to and exercised by Aeroinvest (currently CONOISA), a principal shareholder of SETA);

•	an option to subscribe for up to 3% of newly issued Series B shares (1% of which expired unexercised on June 14, 2005, and 2% of which was exercised in September 2006); and
•

the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including SETA) (the “Participation Agreement”), a 15‑year Technical Assistance Agreement setting forth SETA’s right and obligation to provide technical assistance to us in exchange for an annual fee and a shareholders’ agreement under terms established during the public bidding process.  These agreements are described in greater detail under “Item 7. Major Shareholders and Related‑Party Transactions.”

SETA’s current shareholders are:

•

CONOISA, which owns 99.9% of SETA. CONOISA is a subsidiary of Empresas ICA.  CONOISA also directly owns Series B shares representing 1.9% of our total capital stock.  Based on data from the Mexican Chamber of the Construction Industry (Cámara Mexicana de la Industria de la Construcción) and the Mexican National Institute of Statistics and Geography, Empresas ICA, the parent of CONOISA, is the largest engineering, procurement and construction company in Mexico and the largest provider in Mexico of construction services to both public‑ and private‑sector clients.

•

Empresas ICA, which owns 0.01% of SETA. Empresas ICA’s principal line of business is industrial, urban, and housing construction.  Empresas ICA has increased its participation in construction‑related businesses both in Mexico and in foreign markets, such as infrastructure operations and mining services.  In addition, Empresas ICA is involved in the development and marketing of real estate, the construction, maintenance and operation of highways, social infrastructure and tunnels and in the management and operation of water supply systems and solid waste disposal systems.

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2017 amounted to approximately Ps.135,074.  This agreement is more fully described in “Item 7. Major Shareholders and Related‑Party Transactions.”

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

Master Development Programs and Capital Expenditures

Master Development Program

Every five years, we are required to submit to the Ministry of Communications and Transportation for approval a master development program for each of our concessions describing, among other matters, our traffic forecasts for the following 15 years, and detailed expansion, modernization and major and minor maintenance plans for the following five years.  Each master development program is required to be updated and resubmitted for approval to the Ministry of Communications and Transportation every five years.  Upon such approval, the master development program is binding for the following five years and deemed to constitute part of the relevant concession.  Any major construction, renovation or expansion of an airport generally may only be made pursuant to a concession holder’s master development program and upon approval by the Ministry of Communications and Transportation.  In December 2015, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2016 to 2020 period.  These five‑year master development programs will be in effect from January 1, 2016 until December 31, 2020, and we will be required to comply with them on a year‑by‑year basis.

The following table sets forth our current committed investments under our master development programs by airport for 2016 through 2020:

Committed Investments Under Master Development Programs by
Airport for 2016 through 2020

	For the Year Ended December 31,
						Total
	2016	2017	2018	2019	2020	2016 - 2020
	(in thousands of pesos)
Acapulco	274,102	232,753	159,882	36,962	9,803	713,502
Ciudad Juárez	48,693	16,704	27,824	86,004	19,025	198,250
Culiacán	48,294	35,118	33,361	59,421	58,978	235,172
Chihuahua	213,539	174,745	21,416	107,162	22,856	539,718
Durango	37,591	22,428	25,813	80,191	2,926	168,949
Mazatlán	31,440	39,593	38,553	29,490	12,728	151,804
Monterrey	420,596	397,325	410,645	215,666	104,478	1,548,710
Reynosa	210,815	173,324	20,148	10,913	10,201	425,401
San Luis Potosí	37,919	204,439	204,157	17,992	2,281	466,788
Tampico	71,699	119,003	133,549	14,435	16,776	355,462
Torreón	38,289	25,057	17,627	19,148	59,018	159,139
Zacatecas	32,713	9,917	37,423	7,084	29,086	116,223
Zihuatanejo	120,719	71,245	26,806	26,885	118,240	363,895
Total	1,586,409	1,521,651	1,157,204	711,353	466,396	5,443,013

The following table sets forth our current committed investments under our master development programs by category for 2016 through 2020:

Committed Investments Under Master Development Programs by

Category for 2016 through 2020

	For the Year Ended December 31,
						Total
	2016	2017	2018	2019	2020	2016 - 2020
	(in thousands of pesos)
Capacity and quality projects Terminals	728,894	1,056,930	708,449	328,359	160,276	2,982,908
Projects to meet ICAO directives	72,562	82,014	25,444	15,149	8,926	204,095
Facilities for disabled passengers	6,018	4,539	1,341	3,154	599	15,651
Environmental projects	35,142	7,876	4,641	3,257	1,654	52,570
Projects requested by competent authorities	5,200	1,124	18,712	30,120	—	55,156
Runways and aprons	83,433	57,811	15,240	11,501	4,277	172,262
Machinery and equipment	169,653	79,285	132,805	142,745	109,892	634,380
Operative standards equipment	186,067	102,753	84,845	106,778	41,249	521,692
Security — investments	95,878	37,010	17,996	18,048	11,968	180,900
Information systems — investments	41,048	42,899	30,103	40,174	25,317	179,541
Baggage-screening system — investments	90,418	34,942	98,036	7,490	3,367	234,253
Other	72,096	14,468	19,592	4,578	98,871	209,605
Total	1,586,409	1,521,651	1,157,204	711,353	466,396	5,443,013

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

The following table sets forth our actual capital expenditures, including capital expenditures made pursuant to our master development programs and other strategic capital expenditures by airport for 2015 through 2017:

Actual Capital Expenditures by Airport for 2015 through 2017

	For the Year Ended December 31,
	2015	2016	2017
	(in thousands of pesos)
Acapulco	84,354	77,069	372,253
Ciudad Juárez	11,391	10,005	33,404
Culiacán	35,579	9,896	44,389
Chihuahua	3,933	16,202	122,448
Durango	4,948	4,478	19,991
Mazatlán	43,502	19,632	30,222
Monterrey	73,221	98,585	505,445
Reynosa	6,384	23,944	127,353
San Luis Potosí	4,760	24,553	108,757
Tampico	9,691	32,157	46,742
Torreón	14,849	5,834	20,017
Zacatecas	10,488	7,789	19,174
Zihuatanejo	60,483	25,822	28,138
Other	184,762	173,427	103,626
Total	548,346	529,393	1,581,959

The following table sets forth our actual capital expenditures by category across all of our airports for 2015, 2016 and 2017:

Actual Capital Expenditures by Category for 2015 through 2017

For the Year Ended December 31,
2015
(in thousands of pesos)
Terminals	255,086
Runways and aprons	45,939
Machinery and equipment	21,491
Investments in new business ventures	126,082
Other	99,748
Total	548,346

	For the Year Ended
	December 31,
	2016	2017
	(in thousands of pesos)
Capacity and quality project	140,989	882,289
Projects to meet ICAO directives	13,412	113,561
Facilities for disabled passengers	820	628
Environmental projects	6,616	12,429
Projects requested by competent authorities	2,283	8,216
Runways and aprons	307,768	313,707
Machinery and equipment	12,552	1,735
Operative standards equipment	11,657	2,863
Security — investments	19,669	78,735
Information systems — investments	7,287	27,309
Baggage-screening system — investments	5,565	58,545
Other	775	81,942
Total	529,393	1,581,959

For the year ended December 31, 2017, our capital expenditures totaled Ps.1,581,959 thousand.  2017 was the second year of the 2016-2020 Master Development Program, and we began designing, bidding and implementing all of the projects to which we committed at the end of 2015.  As a result, our capital expenditures for 2017 were dedicated primarily to our committed investments pursuant to our master development programs.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Uses of Capital” for a further discussion on our actual expenditures made during 2015, 2016 and 2017 and their classification in our consolidated financial statements for such periods.

Our capital expenditures from 2015 through 2017 were allocated to the following types of investments at the majority of our airports:

•

Terminals.  We started the construction of two new terminal buildings and four building expansions, five of which projects are to be completed in 2018. We also finished the expansion of the terminal building in the Zihuatanejo airport and improved our airports’ terminals by, among others, updating our lighting and air conditioning systems, replacing our fire detection and suppression equipment, installing new elevators and escalators and upgrading our public information systems.

•

Paved surfaces.  We performed major rehabilitation work on our runways, taxiways and service roads to meet ICAO standards, including the modernization of our illuminated navigation aid systems to improve the safety of our airports.  We expanded several aircraft aprons for general and commercial aviation, particulary at the Monterrey airport.  We also carried out an infrastructure improvement and expansion project in our parking facilities at Monterrey, Chihuahua and Culiacan airports. We completed construction of a new taxiway at Culiacan airport and two new car rental facilities at the Monterrey and Acapulco airports.

•

Machinery and equipment.  We invested in machinery and equipment such as aircraft‑approved fire‑extinguishing vehicles, emergency back‑up electricity generators, metal detectors and other security‑related equipment. We purchased operational and passenger ground vehicles and completed construction of a new power main substation at the Acapulco airport.

•

Baggage‑screening system – investments.  We updated the screening equipment in five of our airports to facilitate compliance with the new baggage‑screening guidelines that require a comprehensive screening process for the detection of explosives.

•	Hilton Garden Inn Hotel at the Monterrey airport. We invested in the construction of the Hilton Garden Inn Hotel at the Monterrey airport, which started operations on August 27, 2015.
•

OMA‑VYNMSA Industrial Park at the Monterrey airport.  We continued with the expansion of our OMA‑VYNMSA industrial park located at the Monterrey airport. We completed the construction of a 10,447 square-meter (112,451 square-foot) warehouse, for which we entered into a 60-month lease agreement, and a 3,264 square-meter (35,133 square-foot) expansion, for which we renewed the existing lease agreement for 42 months.  In addition, we entered into a 42-month lease agreement for a 5,000 square-meter (53,820 square-foot) warehouse, inaugurated in December 2016, that started generating revenue in October 2017, and we entered into a 60-month lease agreement for a 5,000 square-meter (53,820 square-foot) warehouse that was inaugurated in March 2018.  There are two more buildings still under construction and expected to be completed in mid-2018; one 5,000 square-meter (53,820 square-foot) warehouse and one 4,139 square-meter (44,552 square-foot) warehouse, which is already leased for 84 months starting later this year.

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

According to figures published by the Mexican Bureau of Civil Aviation, our total aviation passenger traffic accounted for approximately 14.3% of all arriving and departing total aviation passengers in Mexico in 2017.

In 2017, we recorded revenues of Ps.7,129,827 thousand (U.S.$361,271 thousand) and consolidated net income of Ps.2,137,442 thousand (U.S.$108,305 thousand), the sum of our aeronautical and non‑aeronautical revenues was Ps.5.803,369 thousand (U.S.$294,059 thousand) and our airports handled approximately 19.7 million terminal passengers, an increase of 4.8% with respect to the 18.8 million terminal passengers handled in 2016.

Our airports serve several major international routes, including Monterrey‑Houston, Monterrey‑Dallas, Monterrey‑Atlanta, Monterrey‑Chicago, Monterrey-Detroit, Mazatlán‑Los Angeles and Zihuatanejo‑Los Angeles.  Our airports also serve several other major international destinations, including Houston, Dallas, Los Angeles, Chicago, Atlanta, Phoenix, Detroit, Las Vegas, Minneapolis, New York and San Antonio in the United States, Seoul, South Korea, Punta Cana, Dominican Republic and Panama City.  In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada.  Our airports also serve major domestic routes, including Monterrey‑Mexico City, which was the country’s busiest domestic route in 2017, with approximately 3.4 million total passengers (including passengers flying directly to the nearby airport of Toluca, which are counted together with those flying to Mexico City), according to the Mexican Bureau of Civil Aviation.  Other major domestic routes served by our airports include Cancún‑Monterrey, Mexico City‑Chihuahua and Guadalajara‑Monterrey, with approximately 1,120,331, 774,190 and 721,201 total passengers, respectively, in 2017, according to the Mexican Bureau of Civil Aviation.

Our international traffic in 2017 increased by 2.8% compared to 2016, principally as a result of Volaris’ new Zihuatanejo-Chicago, Zacatecas-San Jose, California and Acapulco-Los Angeles routes, Aeromexico’s new Monterrey-Seoul, South Korea route, and United’s new Mazatlán-Houston route.

Monterrey and its metropolitan area is the third largest city in Mexico based on population, with a population of approximately 4.5 million.  Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s eighth largest state based on population.  It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities.  Business travelers account for a substantial portion of passengers at the Monterrey airport.  The airport is our leading airport based on passenger traffic volume, air traffic movements and contribution to revenues and ranked as the fourth busiest airport in Mexico based on passenger traffic volume in 2017, according to data published by the Mexican Bureau of Civil Aviation.  In 2017, our Monterrey airport accounted for approximately 49.7% of our terminal passenger traffic, 41.5% of our total revenues and 44.7% of the sum of our aeronautical and non‑aeronautical revenues.

Three of our airports, Acapulco, Mazatlán and Zihuatanejo, serve popular Mexican tourist destinations.  Acapulco is Mexico’s 26th largest international tourist destination, Mazatlán is the 17th largest and Zihuatanejo is the 29th largest, based on the number of visitors in 2017 according to the Mexican Bureau of Civil Aviation.  Acapulco is a principal port of call for cruise ships. In 2017, the Acapulco, Mazatlán and Zihuatanejo airports collectively accounted for 11.6% of our aggregate terminal passengers, 15.6% of our total revenues and 11.8% of the sum of our aeronautical and non‑aeronautical revenues.

Seven of our airports serve small and mid‑sized cities that are important regional centers of economic activity, with such diverse economic activities as mining (the Durango and Zacatecas airports), maquiladora manufacturing (the Chihuahua and Torreón airports), petroleum and chemical production (the Tampico airport), agriculture and livestock (the Culiacán airport) and transportation and logistics (the San Luis Potosí airport).  In 2017, these seven regional airports collectively accounted for 30.3% of our aggregate terminal passengers, 27.7% of our total revenues and 27.4% of the sum of our aeronautical and non‑aeronautical revenues.

The remaining two airports in the group, the Ciudad Juárez and Reynosa airports, serve cities situated along the border of Mexico and the United States.  Both Ciudad Juárez and Reynosa are popular entry points to the United States.  In 2017, the Ciudad Juárez and Reynosa airports collectively accounted for 8.4% of our aggregate terminal passengers, 7.9% of our total revenues and 7.0% of the sum of our aeronautical and non‑aeronautical revenues.

In addition, we have an investment with a Mexican subsidiary of the international hotel operator NH Hoteles SA under Consorcio Grupo Hotelero T2, S.A. de C.V. to develop and operate a 287‑room hotel and more than 5,000 square meters (53,820 square feet) of commercial space inside Terminal 2 of Mexico City International Airport under a lease agreement with Mexico City International Airport that expires in 2029.  The Terminal 2 NH Collection Hotel opened in August 2009.

In November 2012, as part of our diversification activities, we signed a strategic alliance agreement with VYNMSA Desarrollo Inmobiliario, S.A. de C.V. (“VYNMSA”), to build and operate an industrial park at the Monterrey airport.  As part of this strategic alliance, 32.4 hectares (0.13 square miles) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park.  The first phase of the industrial park, which was inaugurated on March 20, 2015, included urbanization works and the construction of a 5,000-square-meter (53,820-square-foot) warehouse, for which we signed a 40-month lease agreement that includes a 2,400-square-meter (25,833-square-foot) expansion.  Additionally, we entered into a 42-month lease agreement for a 5,000-square-meter (53,820‑square‑foot) warehouse that was inaugurated on June 10, 2016.  In January 2017, we completed the construction of a 10,447 square-meter (112,451 square-foot) warehouse, for which we entered into a 60-month lease agreement on March 22, 2018, and a 3,264 square-meter (35,133 square-foot) expansion, for which we renewed the existing lease agreement for 42 months starting in January 2018.  In July 2017, we signed a 42-month lease agreement for a 5,000 square-meter (53,820 square-foot) warehouse, inaugurated in December 2016, that started generating revenue in October 2017, and, in December 2017, we signed a 60-month lease agreement for a 5,000 square-meter (53,820 square-foot) warehouse that was inaugurated in March 2018.  As of the date of this report, a 5,000 square-meter (53,820 square-foot) warehouse and a 4,139 square-meter (44,552 square-foot) warehouse, which is already leased for 84 months starting in September 2018, are under construction and expected to be completed in mid-2018.

We also have an investment with Grupo Hotelero Santa Fe, S. de R.L. de C.V. (“Grupo Hotelero Santa Fe”), a Mexican hospitality investment and operating company, to develop and operate a 134‑room hotel at the Monterrey airport under the Hilton Garden Inn brand.  The hotel started operations on August 27, 2015.

We consider our hotel operations and the operation of our industrial park a key part of our diversification strategy to increase our non‑aeronautical revenues.

The following table provides summary data for each of our 13 airports for the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,
	2015						2016						2017
					Aeronautical						Aeronautical						Aeronautical
			Sum of		and Non-				Sum of		and Non-				Sum of		and Non-
			Aeronautical		Aeronautical				Aeronautical		Aeronautical				Aeronautical		Aeronautical
			and		Revenues				and		Revenues per				and		Revenues
	Terminal		Non-Aeronautical		per Terminal		Terminal		Non-Aeronautical		Terminal		Terminal		Non-Aeronautical		per Terminal
	Passengers		Revenues (1)		Passenger(2)		Passengers		Revenues(1)		Passenger (2)		Passengers		Revenues(1)		Passenger (2)
	(Number		(in millions				(Number		(in millions				(Number		(in millions		(in pesos)
Airport	in millions)%		of pesos)%		(pesos)		in millions)%		of pesos)%		(pesos)		in millions)%		of pesos)%
Metropolitan destination:
Monterrey	8.5	50.0%	1,927.4	50.4%	227.8		9.2	48.9%	2,359.8	49.3%	257.1		9.8	49.7%	2,593.7	49.1%	265.4
Total metropolitan destination	8.5	50.0	1,927.4	50.4%	227.8	(3)	9.2	48.9%	2,359.8	49.3%	257.1	(3)	9.8	49.7%	2,593.7	49.1%	265.4
Tourist destinations:
Acapulco	0.7	4.3%	166.2	4.3%	227.5		0.7	3.8%	179.7	3.8%	250.1		0.7	3.5%	192.5	3.6%	281.0
Mazatlán	0.9	5.0%	209.5	5.5%	245.5		1.0	5.2%	268.4	5.6%	275.7		1.0	5.1%	297.3	5.6%	299.0
Zihuatanejo	0.6	3.3%	142.5	3.7%	253.5		0.6	3.0%	167.4	3.5%	300.3		0.6	3.0%	194.9	3.7%	325.9
Total tourist destinations	2.1	12.6	518.2	13.5%	241.5	(3)	2.3	12.0%	615.5	12.9%	273.6	(3)	2.3	11.6%	684.7	12.9%	300.7
Regional destinations:
Chihuahua	1.1	6.6%	236.2	6.2%	212.7		1.3	7.0%	321.3	6.7%	246.0		1.4	7.2%	361.5	6.8%	256.5
Culiacán	1.4	8.5%	295.9	7.7%	206.6		1.7	9.2%	399.4	8.3%	231.3		1.9	9.7%	462.7	8.8%	242.3
Durango	0.3	1.9%	72.3	1.9%	228.8		0.4	2.3%	109.6	2.3%	258.2		0.4	2.0%	111.9	2.1%	282.8
San Luis Potosí	0.4	2.6%	119.8	3.1%	269.6		0.5	2.7%	154.0	3.2%	305.4		0.6	2.8%	174.4	3.3%	315.2
Tampico	0.8	4.5%	167.0	4.4%	218.6		0.7	3.8%	185.1	3.9%	258.0		0.7	3.6%	197.4	3.7%	275.2
Torreón	0.6	3.3%	128.7	3.4%	231.2		0.7	3.4%	171.3	3.6%	264.9		0.6	3.1%	178.6	3.4%	288.6
Zacatecas	0.3	1.9%	76.3	2.0%	238.3		0.3	1.8%	97.7	2.0%	284.8		0.3	1.8%	107.3	2.0%	307.1
Total regional destinations	4.9	29.3%	1,096.2	28.7%	221.7	(3)	5.6	30.2%	1,438.4	30.0%	253.7	(3)	5.9	30.2%	1,593.8	30.1%	267.7
Border destinations:
Ciudad Juárez	0.9	5.1%	175.4	4.6%	203.1		1.1	5.9%	242.4	5.1%	219.8		1.2	6.0%	285.6	5.4%	243.4
Reynosa	0.5	3.0%	108.3	2.8%	213.5		0.6	3.0%	127.7	2.7%	226.4		0.5	2.5%	119.4	2.3%	245.8
Total border destinations	1.4	8.1%	283.7	7.4%	207.0	(3)	1.7	8.9%	370.1	7.8%	222.0	(3)	1.7	8.5%	405.0	7.7%	244.1
Sum of aeronautical and non-aeronautical revenues(1)	16.9	100	3,825.5	100%	226.1	(3)	18.8	100%	4,783.8	100%	254.9	(3)	19.7	100%	5,277.3	100%	268.4

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

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the maximum‑rate price regulation system applicable to our airports.  In 2015, 2016 and 2017, aeronautical services revenues represented approximately 67.5%, 69.8% and 61.0%, respectively, of our total revenues and 73.2%, 74.4% and 74.9%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

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

The current agreements between our airports and our principal airline customers provide that payments for passenger charges will be between 30 and 60 days after the invoice delivery date.  In 2017, the weighted average term of payment was 56 days.

International passenger charges are currently U.S. dollar‑denominated but are collected in pesos based on the average exchange rate during the month prior to the flight, and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.  Domestic passenger charges are peso‑denominated.  In 2015, 2016 and 2017, passenger charges represented approximately 82.3%,  84.9% and 85.7%, respectively, of our aeronautical services revenues, 55.6%, 59.4% and 52.2%, respectively, of our total revenues and 60.2%, 63.2% and 64.2%, respectively, of the sum of aeronautical and non‑aeronautical revenues.  Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from all carriers including cargo carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services.  Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client.  In 2015, 2016 and 2017  these charges represented approximately 5.0%, 4.3% and 4.1%, respectively, of our aeronautical services revenues, 3.4%, 3.0% and 2.5%, respectively, of our total revenues and 3.6%, 3.2% and 3.1%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

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

We collect charges from carriers for the long‑term use of facilities at our airports for aircraft long‑term parking that does not involve the loading or unloading of passengers or cargo.  These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client.  Together with our aircraft parking, boarding and unloading charges described above, in 2015, 2016 and 2017, these charges represented approximately 4.5%, 3.9% and 3.5%, respectively, of our aeronautical services revenues, 3.1%,  2.7% and 2.1%, respectively, of our total revenues and 3.3%, 2.9% and 2.6%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles.  These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client.  In 2015, 2016 and 2017, these charges represented approximately 1.3%, 1.1% and 1.0%, respectively, of our aeronautical services revenues, 0.9%, 0.7% and 0.6%, respectively, of our total revenues and 0.9%,  0.8% and 0.8%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x‑ray equipment, metal detectors and other security equipment and personnel.  These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight.  Independent subcontractors provide airport security services at our airports.  In 2015, 2016 and 2017 these charges represented approximately 1.2%, 1.0% and 1.1%, respectively, of our aeronautical services revenues, 0.8%, 0.7% and 0.7%, respectively, of our total revenues and 0.9%, 0.7% and 0.8%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

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

Several of our airline customers have also contributed to the enhanced security at our airports as they have adopted new procedures and guidelines established by the ICAO applicable to airlines.  Some measures adopted by the airlines included adding more points for verification of passenger identification, inspecting luggage prior to check‑in and reinforcing controls over access to airplanes by various service providers (such as baggage handlers and food service providers).

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate compliance with the baggage‑screening guidelines.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked‑baggage screening system since March 1, 2012.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  On May 1, 2014 and July 1, 2016, the Mexican Bureau of Civil Aviation published mandatory circulars CO SA‑17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus become subject to potential liability, if Mexican law changes in the future.

Complementary Service Providers

At each of our airports, we earn revenues from charging access and other fees from third‑party providers, ramp‑handling and baggage‑handling services, catering services, aircraft security, providers of aircraft maintenance and repair and fuel.  These access fees are included in the revenues that are regulated under our maximum‑rate price regulation system and are determined for each third‑party service provider based on a percentage of their total revenues.  We currently maintain contracts with 51 companies that provide the majority of these complementary services at our 13 airports.

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

Cargo Handling

Cargo‑related revenues include revenues from the leasing of space in the airside of our airports to cargo handling agents and shippers, landing fees for each arriving aircraft carrying cargo and a portion of the revenues derived from other complementary services provided in connection with cargo services.  Cargo‑related revenues are largely aeronautical and therefore subject to maximum rates applicable to aeronautical revenue sources.

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

Non-Aeronautical Services

General

Non‑aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services.  Our revenues from non‑aeronautical services are principally derived from (i) commercial activities, such as the leasing of space in our airports to retailers, restaurants and other commercial tenants, maintaining parking facilities and advertising; (ii) diversification activities, such as hotel services, air cargo logistics services, operation and lease of the industrial park and real estate services; and (iii) complementary activities, which principally include the leasing of space to airlines and the baggage‑screening system.

None of our revenues from non‑aeronautical services are regulated under our maximum‑rate price regulation system, though other authorities may regulate them.  For example, our parking facilities may be subject to certain municipal regulations.

As one of the main parts of our business strategy, we have prioritized increasing our non‑aeronautical revenues, seeking new commercial diversification and the development of complementary activities.  As a result of our efforts during the last ten years, our non‑aeronautical revenues have increased as a percentage of our revenues.  In 2006, non‑aeronautical revenues represented 18.7% of our total revenues, while in 2015, 2016 and 2017, non‑aeronautical revenues accounted for approximately 24.7%, 24.0% and 20.4% of our total revenues, respectively.  Non‑aeronautical revenues represented 26.8%, 25.6% and 25.1% in 2015, 2016 and 2017, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

Revenues from Commercial Activities

As another main part of our business strategy to enhance our non‑aeronautical revenues, we have prioritized increasing our revenues from commercial activities in our airports through the development and promotion of the “OMA” brand, including the “OMA Plaza” retail brand, as well as the development and promotion of the commercial services described below.  As a result of our efforts, our revenues from commercial activities increased by 7.2% in 2017 as compared to 2016, primarily as a result of the following initiatives:

•	Expanding and reconfiguring the commercial space available in our airport terminals. In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase passengers’ exposure to the commercial businesses operating in our airports.  As a result, during the last ten years, we increased the total area available for commercial activity in our 13 airports by approximately 71.9%, and have more than doubled the commercial area in the Monterrey airport.  As of December 31, 2017, the total area available for commercial activity at our 13 airports was 19,400 square meters (208,820 square feet), with an occupancy rate of 98.5%.

•

Renegotiating agreements with terminal tenants to be more consistent with market practice.  We have also improved our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports.  We estimate, based on the nature of our tenant operations, that approximately 55.0% of our commercial space is suitable for royalty‑based leasing arrangements.  As of December 31, 2017, substantially all of the eligible contracts were represented by royalty‑based leasing arrangements.

•

Improving the quality of retail offerings in our airports.  Historically, commercial tenants in our terminals consisted of small, often similar, local businesses offering goods and services of limited variety.  We have leased redesigned space formerly occupied by such tenants, as well as newly available space, to more established, internationally recognized businesses in order to improve the quality, diversity and brand recognition of commercial goods and services available to our passengers, which we believe, based in part on market surveys conducted at several of our airports, will increase the sales revenues of our commercial tenants, thereby increasing our revenues from commercial activities.  As a result, our food and beverage service tenants currently offer internationally recognized brands such as Starbucks, Chili’s, Carl’s Jr, Johnny Rockets, Cinnabon, Denny’s, Krispy Kreme, and Urban Corner.  In order to promote commercial development at all of our airports, we encourage commercial tenants to lease bundles of commercial spaces among multiple airports that we operate.

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

•

Improving travel experience.  Our commercial team works together with our operational team, airline clients and commercial tenants to devise customer‑orientated solutions to deliver a better experience for all our passengers.  Passengers are the lifeblood of any airport, and our mission is to ensure that passengers enjoy their experiences at our airports.  We are committed to ensuring that from the moment passengers step through our doors to the moment they leave, their time is as enjoyable and as stress‑free as possible because an unstressed passenger is a passenger who consumes more in restaurants and shops.

Commercial activities in each of our airports currently consist of the following:

•

Parking facilities.    Our concessions provide us the right to operate the car parking facilities at all of our airports.  Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they are subject to the regulatory oversight of the Ministry of Communications and Transportation. In 2017, we opened new passenger parking facilities at the Chihuahua airport, with 202 spaces for long-term stays, and at the Monterrey airport, with 573 parking spaces for long-term stays.  This additional capacity benefits our customers by offering more comfortable facilities.  In addition, we opened a parking facility at the Monterrey airport, with 505 spaces, exclusively for airport employees. Both new parking facilities at the Monterrey airport offer transportation services.

•

Advertising.    On January 1, 2016, we signed a new lease and advertising services agreement with SSL Digital, S. A. de C. V. (“SSL”), effective as of January 1, 2016 through December 31, 2024, as part of our initiative to modernize advertising services and increase revenues from this line of business.  This contract replaced the contract that we had with Corporación de Medios Integrales, S.A. de C.V., which expired in 2016.  However, on December 3, 2017, we terminated the lease and advertising services agreement with SSL and initiated legal proceedings against it because it breached its obligations to pay rent and carry out the installation and adaptation of the advertising spaces at all of our airports.  As of December 3, 2017 the outstanding balance owned by SSL was Ps.45,527 thousand. We are in the process of selecting the new company that will provide us with the advertising service for our 13 airports; however, we expect that our revenues from advertising will be affected during this time.

•

Retail and duty free.  We have completed several renovation projects as part of our overall effort (described above) to improve the product mix and brand recognition of retail stores in the commercial areas at our airports.  Our retailer tenants currently offer such internationally recognized product brands as Hermès, Mont Blanc, Swatch, Christian Dior, Lancôme, L’Oréal, Swarovski, Lacoste, Cartier, Bulgari, Hugo Boss and TUMI.  We also have several duty‑free retailers that cater to international passengers.

•

Food and beverage services.  Through the years, we have completed “clean‑up” projects with respect to our restaurant and bar leases, in order to attract world‑class providers of high‑quality food and beverage services offering a wider variety of cuisine options and service concepts.

•

Car rentals.  We have increased the presence of internationally known name‑brand car rental providers at our airports and have encouraged car rental companies to establish on‑site automobile pick‑up and drop‑off facilities at our airports.  We have also encouraged our car rental providers to differentiate their VIP services and modernize their facilities.

•	Time‑share marketing and hotel promotion. We receive revenues from time‑share developers and hotels to whom we rent space in our airports for the purpose of marketing and sales of time‑share units.
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

•

VIP Lounges.  We lease space for the OMA Premium Lounge in the Monterrey, Mazatlán, Culiacán and Chihuahua airports and for the American Express‑Centurion VIP Lounge in the Monterrey airport, which provide their frequent flyers a luxury waiting lounge with comfortable seating, Internet service, television and free newspapers, among other amenities.

Revenues from Diversification Activities

To enhance our non‑aeronautical revenues, we also focus our business strategy on generating new services and products to diversify our revenue sources, such as hotel services, air cargo logistics services and real estate services.  We develop land not intended for aeronautical purposes at our airports for industrial, logistical or commercial uses that are directly or indirectly related to airport activities in order to strengthen the airports’ role as focal points of economic development in the cities where they are located.  As a result of our efforts, our revenues from diversification activities increased by 12.2% in 2017 as compared to 2016, primarily as a result of the following initiatives:

•

Developments at Mexico City International Airport.  In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287‑room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease agreement with Mexico City International Airport that expires in 2029.  A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%.  The Terminal 2 NH Collection Hotel opened in August 2009.  For the year ended December 31, 2017, total revenues amounted to Ps.250,777 thousand and annual average occupancy during such period was 86.3%.  In 2017, the annual average rate per room was Ps.2,277.

•

Hotel at Monterrey Airport.    In July 2013, we, through our subsidiary OMA Logística, signed an agreement with Grupo Hotelero Santa Fe, a Mexican hospitality investment and operating company, to develop and operate a 134‑room hotel at the Monterrey airport under the Hilton Garden Inn brand through an investment of which OMA Logística holds 85% and Grupo Hotelero Santa Fe holds 15%.  The Hilton Garden Inn at the Monterrey airport includes a restaurant and bar, business centers and a fitness center and is easily accessible from Terminals A and B of the airport.  As of December 31, 2017, the net investment in the construction of the hotel was Ps.145,010 thousand. For the year ended December 31, 2017, total revenues amounted to Ps.90,875 thousand, and annual average occupancy during such period was 75.9%.  In 2017, the annual average rate per room was Ps.2,010.

•

OMA Carga Operations.    We have four bonded warehouses that provide cargo logistics services, which include handling, maneuvers, loading and unloading, x‑ray screening of exports and temporary warehousing. Two of the bonded warehouses operate at the Monterrey airport, and two operate at the Ciudad Juárez and Chihuahua airports.  Total revenues derived from the Monterrey facilities in 2017 increased by 14.2% to Ps.145,280 thousand, in comparison to revenues from 2016.  This increase resulted from a greater volume of imports and exports through our bonded warehouses.

•

Shopping Center and Office Plaza.  Located in the outside areas of Terminal A of the Monterrey airport, the shopping center and office plaza consists of a two‑story building with commercial space on the lower level and office space for rent on the upper level.

•	Office Center for Cargo Logistics Agents. Leasing of 1,045 square meters (11,248 square feet) of space at the Monterrey airport with an occupancy rate of 99.7% as of December 31, 2017.
•

Gasoline Service Station at Monterrey Airport.  In December 2012, a gasoline service station within the Monterrey airport began operations.  The 2,500 square meters (26,910 square feet) of land on which the service station is located is identified for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Pemex Refining, for a renewable term of 15 years.  Grupo ORSAN is responsible for the operation of and all investments in the service station.  In 2017, the leasing of this land to Grupo ORSAN generated revenues of Ps.2,695 thousand.

•

Strategic Alliance with VYNMSA.    In November 2012, we, through our subsidiary OMA Logística, signed a strategic alliance agreement with VYNMSA, to build and operate an industrial park at the Monterrey airport, through the company OMA VYNMSA Aero Industrial Park, S.A. de C.V. (in which OMA Logística has a 51% ownership interest and VYNMSA has a 49% ownership interest).  As part of this strategic alliance, 32.4 hectares (0.13 square miles) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park.  The first phase of the industrial park, which was inaugurated on March 20, 2015, included urbanization works and the construction of a 5,000-square-meter (53,820-square-foot) warehouse, for which we signed a 40-month lease agreement that includes a 2,400-square-meter (25,833-square-foot) expansion.  Additionally, we entered into a 42-month lease agreement for a 5,000-square-meter (53,820‑square‑foot) warehouse that was inaugurated on June 10, 2016.  In January 2017, we completed the construction of a 10,447 square-meter (112,451 square-foot) warehouse, for which we entered into a 60-month lease agreement on March 22, 2018, and a 3,264 square-meter (35,133 square-foot) expansion, for which we renewed the existing lease agreement for 42 months starting in January 2018.  In July 2017, we signed a 42-month lease agreement for a 5,000 square-meter (53,820 square-foot) warehouse, inaugurated in

December 2016, that started generating revenue in October 2017, and, in December 2017, we signed a 60-month lease agreement for a 5,000 square-meter (53,820 square-foot) warehouse that was inaugurated in March 2018.  As of the date of this report, a 5,000 square-meter (53,820 square-foot) warehouse and a 4,139 square-meter (44,552 square-foot) warehouse, which is already leased for 84 months starting in September 2018, are under construction and expected to be completed in mid-2018.

Revenues from Complementary Activities

Our complementary activities generated 16.1% of our non‑aeronautical revenues in 2017.  These include:

•

Leasing of space.    Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified as non‑regulated commercial activities.

•

Baggage‑Screening Services.    The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006 and all domestic commercial flights as of July 2006 to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate our airline customers’ compliance with the baggage‑screening guidelines.  We negotiated an increase to maximum rates as of 2013 with the Mexican Bureau of Civil Aviation to take into account the maintenance costs of baggage‑screening systems in all of our airports required by mandatory circulars CO SA‑17.2/10 R3 and CO SA-17.9/16.  Our subsidiary Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked‑baggage screening systems at our airports since March 1, 2012.  In 2017, our revenues from the operation of checked‑baggage screening system service, which are not subject to maximum rates, amounted to Ps.132,262 thousand.

•

Non‑Permanent Ground Transportation.  Our revenues from providers of ground transportation services deemed “nonpermanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified as non‑regulated commercial activities.

•

Access Rights.    Revenues that we derive from granting access rights to taxi drivers and other transportation providers to pick up passengers at the terminal buildings in our airports, are not subject to price regulation under our maximum rates and are classified as non‑regulated commercial activities.

Our Airports

In 2015, 2016 and 2017, our airports served a total of approximately 16.9 million, 18.8 million and 19.7 million terminal passengers, respectively.  All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table sets forth the percentage of terminal passenger traffic generated at our airports per type of destination during 2015, 2016 and 2017:

	Percentage of Total Passenger Traffic
Type of Destination	2015	2016	2017
Metropolitan (Monterrey)	50.0%	48.9%	49.7%
Tourist (Acapulco, Mazatlán and Zihuatanejo)	12.6%	12.0%	11.6%
Border (Ciudad Juárez and Reynosa)	8.1%	8.9%	8.4%
Regional (Culiacán, Chihuahua, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas)	29.3%	30.2%	30.3%

The following tables set forth the passenger traffic volume presented in amounts of (i) total passengers, (ii) terminal departing and arriving passengers and (iii) transit passengers, for each of our airports for the periods indicated:

Passenger Traffic

	For the Year Ended December 31,
	2013			2014			2015			2016			2017
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	617,079	11,896	628,975	631,570	14,319	645,889	730,382	5,420	735,802	718,493	5,478	723,971	685,124	5,198	690,322
Ciudad Juárez	702,904	20,395	723,299	769,029	12,769	781,798	863,760	13,153	876,913	1,102,855	19,262	1,122,117	1,173,135	7,846	1,180,981
Culiacán	1,252,235	39,903	1,292,138	1,307,717	24,045	1,331,762	1,432,315	4,930	1,437,245	1,726,654	12,227	1,738,881	1,909,651	14,480	1,924,131
Chihuahua	885,659	20,097	905,756	961,538	22,128	983,666	1,110,513	23,631	1,134,144	1,305,961	31,791	1,337,752	1,409,579	16,762	1,426,341
Durango	235,952	2,073	238,025	255,937	2,957	258,894	315,835	5,174	321,009	424,415	7,817	432,232	395,905	3,442	399,347
Mazatlán	731,297	23,012	754,309	789,234	19,100	808,334	853,409	17,176	870,585	973,440	35,656	1,009,096	994,283	22,085	1,016,368
Monterrey	6,417,755	35,790	6,453,545	7,128,531	28,686	7,157,217	8,461,917	60,260	8,522,177	9,178,533	18,608	9,197,141	9,771,630	28,232	9,799,862
Reynosa	392,206	742	392,948	472,027	957	472,984	507,186	838	508,024	563,952	545	564,497	485,727	288	486,015
San Luis Potosí	261,699	2,362	264,061	373,986	4,265	378,251	444,469	1,596	446,065	504,313	1,467	505,780	553,353	1,639	554,992
Tampico	608,813	8,611	617,424	688,893	15,979	704,872	763,744	9,747	773,491	717,599	8,685	726,284	717,342	4,199	721,541
Torreón	467,398	3,283	470,681	523,783	6,629	530,412	556,449	7,168	563,617	646,898	9,123	656,021	618,930	4,191	623,121
Zacatecas	259,677	1,006	260,683	284,625	1,656	286,281	320,065	2,817	322,882	343,136	2,802	345,938	349,453	1,470	350,923
Zihuatanejo	459,799	2,345	462,144	508,065	6,727	514,792	562,099	6,156	568,255	557,389	5,835	563,224	597,902	2,068	599,970
Total	13,292,473	171,515	13,463,988	14,694,935	160,217	14,855,152	16,922,143	158,066	17,080,209	18,763,638	159,296	18,922,934	19,662,014	111,900	19,773,914

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).

(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	For the Year Ended December 31,
	2013			2014			2015			2016			2017
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	278,648	39,174	317,822	274,886	40,702	315,588	329,383	39,643	369,026	323,773	40,745	364,518	305,337	41,326	346,663
Ciudad Juárez	341,168	544	341,712	373,338	469	373,807	422,071	439	422,510	533,229	4,233	537,462	573,739	2,244	575,983
Culiacán	620,037	16,300	636,337	649,647	16,963	666,610	705,913	15,757	721,670	850,046	20,723	870,769	940,889	22,723	963,612
Chihuahua	396,488	45,894	442,382	424,021	55,237	479,258	488,509	66,048	554,557	587,020	64,486	651,506	638,836	65,574	704,410
Durango	103,045	12,923	115,968	110,107	16,470	126,577	139,890	16,113	156,003	181,066	30,084	211,150	161,252	36,228	197,480
Mazatlán	236,199	129,541	365,740	259,659	137,412	397,071	282,542	145,994	428,536	341,246	145,987	487,233	341,616	157,267	498,883
Monterrey	2,688,982	512,089	3,201,071	2,999,728	556,128	3,555,856	3,518,133	691,649	4,209,782	3,908,835	661,811	4,570,646	4,193,276	674,556	4,867,832
Reynosa	190,043	261	190,304	229,420	265	229,685	245,030	189	245,219	270,902	244	271,146	234,880	3,210	238,090
San Luis Potosí	76,408	53,975	130,383	121,913	63,540	185,453	144,976	75,117	220,093	167,369	83,748	251,117	185,349	91,558	276,907
Tampico	275,994	28,477	304,471	314,875	31,015	345,890	345,185	30,284	375,469	333,111	27,728	360,839	332,405	28,354	360,759
Torreón	206,272	27,324	233,596	235,919	27,218	263,137	253,366	27,594	280,960	291,377	35,472	326,849	277,275	37,673	314,948
Zacatecas	84,663	46,144	130,807	91,071	52,829	143,900	100,021	61,219	161,240	106,950	65,909	172,859	104,028	71,578	175,606
Zihuatanejo	141,423	91,123	232,546	142,767	108,393	251,160	159,121	119,679	278,800	159,999	116,872	276,871	177,623	121,440	299,063
Total	5,639,370	1,003,769	6,643,139	6,227,351	1,106,641	7,333,992	7,134,140	1,289,725	8,423,865	8,054,923	1,298,042	9,352,965	8,466,505	1,353,731	9,820,236

	For the Year Ended December 31,
	2013			2014			2015			2016			2017
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Acapulco	282,297	16,960	299,257	301,156	14,826	315,982	348,315	13,041	361,356	340,645	13,330	353,975	326,492	11,969	338,461
Ciudad Juárez	360,612	580	361,192	394,633	589	395,222	440,887	363	441,250	561,086	4,307	565,393	596,586	566	597,152
Culiacán	613,316	2,582	615,898	640,686	421	641,107	710,359	286	710,645	849,603	6,282	855,885	939,409	6,630	946,039
Chihuahua	409,847	33,430	443,277	443,627	38,653	482,280	509,752	46,204	555,956	610,388	44,067	654,455	659,426	45,743	705,169
Durango	111,471	8,513	119,984	120,603	8,757	129,360	153,140	6,692	159,832	194,669	18,596	213,265	177,219	21,206	198,425
Mazatlán	248,913	116,644	365,557	271,600	120,563	392,163	291,938	132,935	424,873	353,629	132,578	486,207	353,920	141,480	495,400
Monterrey	2,769,936	446,748	3,216,684	3,093,287	479,388	3,572,675	3,626,723	625,412	4,252,135	4,008,793	599,094	4,607,887	4,308,480	595,318	4,903,798
Reynosa	201,373	529	201,902	241,890	452	242,342	261,644	323	261,967	292,452	354	292,806	247,231	406	247,637
San Luis Potosí	89,808	41,508	131,316	140,521	48,012	188,533	169,231	55,145	224,376	190,596	62,600	253,196	210,794	65,652	276,446
Tampico	287,686	16,656	304,342	326,042	16,961	343,003	372,402	15,873	388,275	341,655	15,105	356,760	341,321	15,262	356,583
Torreón	205,680	28,122	233,802	233,710	26,936	260,646	248,776	26,713	275,489	300,763	19,286	320,049	286,981	17,001	303,982
Zacatecas	92,046	36,824	128,870	99,187	41,538	140,725	109,894	48,931	158,825	116,216	54,061	170,277	117,174	56,673	173,847
Zihuatanejo	146,895	80,358	227,253	157,268	99,637	256,905	173,799	109,500	283,299	172,528	107,990	280,518	188,412	110,427	298,839
Total	5,819,880	829,454	6,649,334	6,464,210	896,733	7,360,943	7,416,860	1,081,418	8,498,278	8,333,023	1,077,650	9,410,673	8,753,445	1,088,333	9,841,778

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2017:

Capacity(1) by Airport(2)

	Peak Air Traffic
	Movements per	Runway	% Capacity
Airport	Hour	Capacity(3)	Used
Acapulco	6	40	15.0
Ciudad Juárez	7	20	35.0
Culiacán	8	24	33.3
Chihuahua	8	40	20.0
Durango	4	40	10.0
Mazatlán	8	22	36.4
Monterrey	28	38	73.7
Reynosa	5	18	27.8
San Luis Potosí	5	20	25.0
Tampico	5	22	22.7
Torreón	6	20	30.0
Zacatecas	3	20	15.0
Zihuatanejo	7	20	35.0

(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2017 figures.
(3)	Air traffic movements per hour.

The following table sets forth the terminal capacity of each of our airports as of December 31, 2017:

Capacity(1) by Airport(2)

	Peak Passenger
	Traffic Movements	Terminal	% Capacity
Airport	per Hour	Capacity(3)	Used
Acapulco	528	967	54.6
Ciudad Juárez	688	621	110.8
Culiacán	944	938	100.7
Chihuahua	855	795	107.5
Durango	341	482	70.8
Mazatlán	877	1,532	57.2
Monterrey Terminal A	1,368	2,077	65.9
Monterrey Terminal B	1,034	1,412	73.2
Monterrey Terminal C	1,355	1,168	116.0
Reynosa	547	326	167.8
San Luis Potosí	391	479	81.6
Tampico	524	683	76.7
Torreón	474	545	87.0
Zacatecas	354	571	62.0
Zihuatanejo	786	944	83.3

(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2017 figures.
(3)	Passenger traffic during peak hours.

The following table sets forth the air traffic movements for each of our airports for the periods indicated:

Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
Acapulco	21,755	24,616	24,452	23,831	22,838
Ciudad Juárez	13,960	13,750	13,699	18,415	16,215
Culiacán	41,482	38,848	36,716	38,611	38,018
Chihuahua	30,390	30,462	31,336	33,869	29,361
Durango	17,734	16,660	17,556	17,324	14,559
Mazatlán	18,104	17,082	16,290	19,685	17,424
Monterrey	90,234	102,462	114,428	115,593	110,938
Reynosa	11,998	12,590	11,705	11,146	8,639
San Luis Potosí	19,092	21,780	20,891	21,719	21,605
Tampico	20,683	21,478	20,724	20,401	18,702
Torreón	16,311	16,820	16,587	17,922	14,842
Zacatecas	8,447	8,958	8,987	8,261	6,868
Zihuatanejo	10,788	11,688	11,685	11,584	12,343
Total	320,978	337,194	345,056	358,361	332,352

(1)	Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
Acapulco	28.4	25.7	29.9	30.1	30.0
Ciudad Juárez	50.4	55.9	63.1	59.9	72.3
Culiacán	30.2	33.7	39.0	44.7	50.2
Chihuahua	29.1	31.6	35.4	38.6	48.0
Durango	13.3	15.4	18.0	24.5	27.2
Mazatlán	40.4	46.2	52.4	49.5	57.1
Monterrey	71.1	69.6	73.9	79.4	88.1
Reynosa	32.7	37.5	43.3	50.6	56.2
San Luis Potosí	13.7	17.2	21.3	23.2	25.6
Tampico	29.4	32.1	36.9	35.2	38.4
Torreón	28.7	31.1	33.5	36.1	41.7
Zacatecas	30.7	31.8	35.6	41.5	50.9
Zihuatanejo	42.6	43.5	48.1	48.1	48.4
Average of all airports	41.4	43.6	49.0	52.4	59.2

(1)	Includes total passengers divided by total air traffic movements.

Air Traffic Movements by Aviation Category(1)

	For the Year Ended December 31,
	2016	2017
Commercial aviation	232,619	218,774
Charter aviation	1,022	1,044
General aviation and other	124,720	112,534
Total	358,361	332,352

(1)	Includes departures and landings for all 13 airports.

Metropolitan Destination

Monterrey International Airport

The Monterrey airport is our most important airport based on passenger traffic (including both domestic and international passengers), air traffic movements and contribution to aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Monterrey airport was the fourth busiest airport in Mexico in 2017 based on commercial and general aviation passenger traffic.  In 2015, 2016 and 2017, it accounted for approximately 50.0%, 48.9% and 49.7%, respectively, of our terminal passenger traffic.

In 2015, 2016 and 2017, a total of 8.5 million, 9.2 million and 9.8 million, terminal passengers, respectively, were served by the Monterrey airport.  Of the terminal passengers in 2015, 84.4% were domestic, and 15.6% were international passengers. In 2016, 86.3% were domestic, and 13.7% were international passengers.  In 2017, 87.0% were domestic, and 13.0% were international passengers.  This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 12 commercial airlines operated at this airport during 2017.  In 2017, airlines operating at this airport served 48 direct destinations, including 33 domestic destinations and 15 international destinations.  In 2017, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Guadalajara, Tijuana, El Bajío, Querétaro, Toluca, Chihuahua, Hermosillo, Houston, Dallas, Atlanta, Chicago, Detroit, Las Vegas, New York, San Antonio and Panama City.

In 2017, the principal domestic airlines operating at the airport were VivaAerobus, Interjet, Aeroméxico Connect, Volaris, Aeroméxico and Magnicharters.  VivaAerobus started flying to and from Ciudad Obregón and Tijuana on June 20, 2017, and to and from Mexicali on August 22, 2017. Interjet started flying to and from Havana on October 15, 2015.  On June 17, 2016, Volaris started flying to and from Chicago, and on December 1, 2016 started flying to and from Denver.  Volaris started flying to and from Cozumel, Huatulco and Mexicali on November 15, November 13 and November 13, 2017, respectively.  Aeroméxico stopped flying to and from San José del Cabo on April 11, 2015.  On January 12, 2015, Aeroméxico started flying to and from Toluca and on October 1 and March 26, 2015, it started flying to and from Tijuana and Miami, respectively. Aeroméxico started flying to and from Detroit and Seoul on May 1 and July 2, 2017, respectively. However, it stopped flying to and from Detroit on July 15, 2017. On October 22, 2015, TAR started flying to and from Mazatlán; and on March 21, 2016, it started flying to and from Cuernavaca.  The principal non‑Mexican airlines operating at this airport are United, Delta, American Airlines and Copa.  On June 4, 2015, American Airlines started flying to and from Miami.

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

The Monterrey airport operates 24 hours a day.  The airport has two operating runways, one with a length of 3,000 meters (9,842 feet) and the other with a length of 1,800 meters (5,905 feet).  The airport’s runway capacity is 38 air traffic movements per hour.  The airport also has an instrument landing system on runway 29.  The airport occupies a total area of 806.2 hectares (3.11 square miles) and has three commercial passenger terminal buildings (Terminal A, B and C for domestic and international flights) with a total area of approximately 60,027 square meters (646,125 square feet).  The airport has three platforms for commercial aviation operations, one platform for general aviation operations, one platform for air freight operations and eleven taxiways.

The Terminal A building has a total area of approximately 29,080 square meters (313,015 square feet), of which 4,032 square meters (43,400 square feet) is commercial space, a 17‑position apron for commercial aviation, a one‑position apron for air freight, a five‑position apron for general aviation, nine air bridges, an ample boarding lounge for passengers making connections with other flights and other boarding lounges.  Terminal A has 14 boarding gates for international or domestic flights and a public parking facility that accommodates 2,149 vehicles.

The Terminal B building started operations on September 1, 2010, and is used by Aeroméxico, Aeroméxico Connect and Delta.  Terminal B has a total area of approximately 19,761 square meters (212,706 square feet), of which 2,709 square meters (29,159 square feet) is commercial space.  It has two levels plus a mezzanine and includes six air bridges, an 18‑position commercial aviation apron and 12 boarding gates.  Terminal B also has a public parking facility that accommodates 624 vehicles.

The Terminal C building has a total area of approximately 11,186 square meters (120,405 square feet), of which 1,453 square meters (15,640 square feet) is commercial space.  This terminal, which commenced operation at year‑end 2006, is used by the low‑cost carrier VivaAerobus.  Terminal C has eight boarding gates and serves thirteen aircraft positions for commercial aviation.  In January 2012, we concluded the construction of a new modern access to the Terminal C building, more commercial spaces and an additional baggage‑claim area, with a total area of approximately 3,420 square meters (36,812 square feet).  Terminal C has a public parking facility that accommodates 434 vehicles.

The Monterrey airport offers air cargo services for imports and exports and serves as a logistical hub for domestic and international air shipping providers.  Its current infrastructure servicing air cargo operations includes bonded terminal warehouses.  An area of 8,465 square meters (91,117 square feet) has been occupied by United Parcel Service and Federal Express since 2004 and DHL and OMA Carga (which we operate directly) since January 2010. In 2016, OMA Logística (which we operate directly) started operating a bonded warehouse that facilitates customs for cargo operations. The Monterrey airport offers merchandise checkpoint platforms that can service more than 25 trailers, dry, temperature controlled and x-ray facilities, 24/7 surveillance cameras, scales up to 30 tons, parking for 296 vehicles and facilities for Mexican customs officers. Roadways suitable for trailers and cars that serve the terminal are also available.

In December 2012, a gasoline service station in the Monterrey airport began operations.  The 2,500 square meters (26,910 square feet) of land on which the service station is located was identified as a site for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Pemex Refining, for a renewable term of 15 years.  Grupo ORSAN is responsible for the operation of and all investments in the service station.  For the year ended December 31, 2017, the leasing of space to Grupo ORSAN generated Ps.2,695 thousand.

To allow the future expansion of the Monterrey airport, including its second commercial runway, in 2009, we completed the acquisition of land strategically located adjacent to the Monterrey airport with an aggregate surface area of 777 hectares (3 square miles) for an aggregate price of Ps.1,159,631 thousand (U.S.$88.8 million) (amount expressed in nominal 2009 pesos).  The acquired land is classified in our financial statements as land owned by the Company at its acquisition value, presented as a fixed asset.  On October 1, 2012, we presented a proposal to the Mexican Bureau of Civil Aviation to recover the cost of our investment in the land, meaning that we requested that the Mexican Bureau of Civil Aviation recognize the acquired land as part of our future investment in the Monterrey airport concession included in the airport’s required master development program investments, rather than as a fixed asset that we own.  On December 4, 2012, we received authorization from the Mexican Bureau of Civil Aviation to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 pesos) in investments included in the 2011– 2015 master development program for the Monterrey airport.  Additionally, during the 2011 master development program review, Ps.77,306 thousand was reallocated due to extraordinary adjustment of the Monterrey airport’s maximum rate under its master development program.  We are currently reviewing various possibilities for the recovery of the remaining investment with the Mexican Bureau of Civil Aviation at a cost of Ps.695,759 thousand (amount expressed in nominal 2009 pesos), which was not recognized under the 2016–2020 master development program for the Monterrey airport.  The actual amounts of recovery are adjusted annually based on the Mexican Producer Index (Índice Nacional de Precios Productor).

In February 2017, we started an expansion of Terminal B at the Monterrey airport.  We built a 600 square-meter (6,458 square-foot) temporary facility that allowed us to start construction on the new 1,200 square-meter (12,917 square-foot) expansion of the passenger waiting area for regional flights, without compromising the airport’s operations. The new expansion will increase the regional waiting area by 280%. The project will have a total investment of Ps.100 million, to be executed over 18 months.

On July 22, 2016, we sold 200,000 square meters (2,152,782 square feet) of vacant land outside the Monterrey airport, which was not required for future aeronautical use, for Ps.30 million. The Acapulco airport owned 58.82% of the vacant land and the Zihuatanejo airport owned 41.18%.

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

Tourist Destinations

Acapulco International Airport

The Acapulco airport is our seventh most important airport based on passenger traffic and our eighth most important airport based on aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Acapulco airport was the 26th busiest airport in Mexico in 2017 based on commercial and general aviation passenger traffic.  In 2015, 2016 and 2017, it accounted for approximately 4.3%, 3.8% and 3.5%, respectively, of our terminal passenger traffic.

In 2015, 2016 and 2017, a total of 730,382, 718,493 and 685,124 terminal passengers, respectively, were served by the Acapulco airport.  Of the terminal passengers in 2015, 92.8% were domestic, and 7.2% were international.  In 2016, 92.5% were domestic, and 7.5% were international. In 2017, 92.2% were domestic, and 7.8% were international.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 10 airlines (eight commercial airlines and two charter airlines) operated at this airport during 2017.  In 2017, airlines operating at this airport served ten direct destinations, including six domestic destinations and four international destinations.  In 2017, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Tijuana, Monterrey and Toluca.

In 2017, the principal domestic airlines operating at the airport were Aeroméxico Connect, Interjet, Volaris, Aeromar, VivaAerobus, TAR and Aeroméxico.  On November 6, 2016, Aeroméxico Connect started flying to and from Toluca, and on January 1, 2017, TAR started flying to and from Guadalajara. The principal non‑Mexican airline operating at the airport was United, and its main direct destination was Houston.  Charter airlines operated two charter routes to Toronto and Montreal.

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

The Acapulco airport operates 24 hours a day.  The airport has two operating runways and six taxiways.  The principal runway has a length of 3,300 meters (10,827 feet), and the auxiliary runway has a length of 1,700 meters (5,577 feet).  The apron servicing commercial aviation accommodates 15 airplanes, and the general aviation apron accommodates 24 aircraft.

The runway capacity at the Acapulco airport is 40 air traffic movements per hour.  The airport also has two instrument landing systems for landing in low visibility on runways 10 and 28, which provide precise guidance to assist aircraft during landing.  The airport occupies a total area of 422.2 hectares (1.63 square miles) with a total terminal space of 13,534 square meters (145,679 square feet), of which 2,463 square meters (26,512 square feet) is commercial space.  Besides having the instrument landing system, runways 10 and 28 have approach lights and flashes on both headers.  The Acapulco airport has a public parking facility that accommodates 239 vehicles.

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

In July 2016, we started the construction of a new terminal building at Acapulco airport that will have an 18,800 square-meter (202,362 square-foot) surface, with three levels and a mezzanine. The new terminal will have the capacity to serve 1.2 million passengers per year.  The project will have a total investment of Ps.547 million, to be executed over 22 months.

Mazatlán International Airport

The Mazatlán airport is our fifth most important airport based on passenger traffic.  According to the Mexican Bureau of Civil Aviation, the Mazatlán airport was the 17th busiest airport in Mexico in 2017 based on commercial and general aviation passenger traffic.  In 2015, 2016 and 2017, it accounted for approximately 5.0%, 5.2% and 5.1%, respectively, of our terminal passenger traffic.

In 2015, 2016 and 2017, a total of 853,409, 973,440 and 994,283 terminal passengers, respectively, were served by the Mazatlán airport.  Of the terminal passengers in 2015, 67.3% were domestic, and 32.7% were international. In 2016, 71.4% were domestic, and 28.6% were international. In 2017, 70.0% were domestic, and 30.0% were international. The airport’s passengers are predominantly domestic tourists who come from Mexico City, Tijuana and Monterrey, among other cities and international tourists who come primarily from the United States and Canada.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 17 airlines operate at the airport (14 commercial airlines and three charter airlines).  In 2017, airlines operating at this airport served 25 direct destinations, including eleven domestic destinations and fourteen international destinations.  Of these destinations, Mexico City, Tijuana, Monterrey, San José del Cabo, Chihuahua and Guadalajara were the main domestic routes.  The main international destinations served by this airport were Los Angeles, Phoenix and Dallas in the United States and Calgary, Vancouver and Edmonton in Canada.

In 2017, the principal commercial domestic airlines operating at this airport were VivaAerobus, Aeroméxico Connect, Volaris, Interjet, Magnicharter, Aerocalafia, TAR, Aeromar and Aeroméxico.  On October 22, 2015, TAR started flying to and from Chihuahua and Monterrey, and on August 11, 2016 started flying to and from Torreón.  On January 1 and January 8, 2018, TAR stopped flying to and from Torreón and Monterrey, respectively.  In 2017, the non‑Mexican commercial airlines operating at the airport were American Airlines, Alaska Airlines, WestJet, Delta and United.  On December 21, 2017, United started to flying to and from Houston.  The charter airlines operating at the airport were Sunwing Airlines and MN Airlines.  These charter airlines fly to and from Minneapolis in the United States and to and from Toronto and Winnipeg in Canada.

The Mazatlán airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of 502,547.  Mazatlán is the principal tourist destination of the Sinaloa region, with about 10,157 hotel rooms, according to the Mexican Ministry of Tourism (Secretaría de Turismo).  Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

The Mazatlán airport operates 24 hours a day.  Its runway capacity is 22 air traffic movements per hour.  The airport occupies approximately 439.8 hectares (1.70 square miles) of land.  The airport’s facilities include a terminal building with a total area of 18,835 square meters (202,738 square feet), of which 1,874 square meters (20,172 square feet) is commercial space.  The airport has a commercial aviation apron with 10 positions and a general aviation apron with 24 positions.  In addition, the airport has four air bridges and a public parking facility that accommodates 157 vehicles.  The airport’s runway is 2,702 meters (8,865 feet) long, with four taxiways that connect the commercial and general aviation platforms and includes an instrument landing system on runway 26.

In 2014, the terminal building was expanded by 2,300 square meters (24,757 square feet) and 2,500 square meters (26,919 square feet) of space were refurbished, including the main façade of the airport, waiting area, check‑in and inspection points, restrooms and offices.  Commercial spaces were also expanded.

Zihuatanejo International Airport

The Zihuatanejo airport is our ninth most important airport based on passenger traffic.  According to the Mexican Bureau of Civil Aviation, the Zihuatanejo airport was the 29th busiest airport in Mexico in 2017 based on commercial and general aviation passenger traffic.  In 2015, 2016 and 2017, it accounted for approximately 3.3%, 3.0% and 3.0%, respectively, of our terminal passenger traffic.

In 2015, 2016 and 2017, a total of 562,099, 557,389 and 597,902 terminal passengers, respectively, were served by the Zihuatanejo airport.  Of the terminal passengers in 2015, 59.2% were domestic, and 40.8% were international.  In 2016, 59.7% were domestic, and 40.3% were international.  In 2017, 61.2% were domestic, and 38.8% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican economic conditions.

A total of 18 airlines operate at the airport (13 commercial airlines and five charter airlines).  In 2017, airlines operating at this airport served 21 direct destinations, including six domestic destinations and 15 international destinations.  In 2017, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Querétaro, Toluca, Los Angeles, Houston and Phoenix.

In 2017, the principal domestic airlines operating at this airport were Interjet, Aeroméxico Connect, Volaris, Aeromar, VivaAerobus, TAR, Margnicharter and Aeroméxico and the non-Mexican airlines included Alaska Airlines, WestJet, United, Delta and American Airlines.  On December 19, 2015, United started flying to and from Chicago, and on January 8, 2017, Volaris started flying the same route.  On June 9, 2016 and on November 3, 2016, TAR started flying to and from Toluca and Querétaro, respectively. In 2017, the most important charter airlines operating at this airport were Sunwing Airlines (flying to and from Winnipeg and Calgary in Canada), Air Canada (flying to and from Toronto, Vancouver, Montreal and Calgary), MN Airlines (flying to and from Minneapolis) and Air Transat (flying to and from Montreal).

The Zihuatanejo airport is located approximately 12 kilometers (7 miles) from the city of Zihuatanejo.  Situated in the state of Guerrero, with a population of 124,824 people, the city of Zihuatanejo is one of Mexico’s most attractive tourist destinations, with approximately 5,891 hotel rooms, according to the Ministry of Tourism, a marina, world‑class golf courses and a growing residential real estate market.

The Zihuatanejo airport operates 14 hours a day.  The airport has one runway, which is 2,506 meters (8,222 feet) long with a runway capacity of 20 air traffic movements per hour.  The airport’s facilities include a terminal building encompassing an area of 11,302 square meters (121,654 square feet), including 988 square meters (10,635 square feet) of commercial space.  It has a six‑position commercial aviation apron, a 23‑position general aviation apron and two taxiways.  The Zihuatanejo airport has a public parking facility that accommodates 171 vehicles.

The quality of services offered at the Zihuatanejo airport has improved as a result of the rehabilitation of its runway, the remodeling and expansion of the departure gate area and the reconfiguration of the passenger and carry‑on luggage screening area, which were completed on July 14, 2016.

Regional Destinations

Chihuahua International Airport

The Chihuahua airport is our third most important airport based on passenger traffic and air traffic movements and our third most important airport based on aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Chihuahua airport was the 12th busiest airport in Mexico in 2017 based on commercial and general aviation passenger traffic.  In 2015, 2016 and 2017, it accounted for approximately 6.6%, 7.0% and 7.2%, respectively, of our terminal passenger traffic.

In 2015, 2016 and 2017, a total of 1,110,513, 1,305,961 and 1,409,579 terminal passengers, respectively, were served by the Chihuahua airport.  Of the terminal passengers in 2015, 89.9% were domestic, and 10.1% were international.  In 2016, 91.7% were domestic, and 8.3% were international. In 2017, 92.1% were domestic, and 7.9% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of ten commercial airlines operate at the airport.  In 2017, airlines operating at this airport served 15 direct destinations, including twelve domestic destinations and three international destinations.  In 2017, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Monterrey, Guadalajara, Tijuana, Hermosillo, Ciudad Juárez, Dallas and Houston.

In 2017, the principal domestic airlines operating at this airport were Volaris, Aeroméxico Connect, Volaris, VivaAerobus, Interjet and Aeroméxico and the principal non‑Mexican airlines were American Airlines and United.  In October 2015, TAR started flying to and from Ciudad Juárez, Mazatlán and Culiacán. On July 18, 2016 and November 3, 2016, TAR started flying to and from Hermosillo and Torreón, respectively and on March 3, 2017, stopped flying to and from Chihuahua and Torreón. On March 6, 2017, it started flying to and from Querétaro. On June 17, 2016, VivaAerobus started flying to and from Mexico City and Guadalajara.  On June 1, 2017, Interjet started flying to and from Guadalajara.

The Chihuahua airport is located approximately 18 kilometers (11 miles) from the city of Chihuahua, the capital of the state of Chihuahua.  The city’s population is 878,062.  Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

The Chihuahua airport operates 14 hours a day.  The airport has three runways, with lengths of 2,600 meters (8,530 feet), 2,420 meters (7,940 feet) and 1,100 meters (3,609 feet), respectively.  The runway system has a capacity of 40 air traffic movements per hour.  The airport also has an instrument landing system on runway 36.  The airport occupies a total area of approximately 909.2 hectares (3.51 square miles).  The airport’s facilities include a terminal building with a total area of approximately 7,951 square meters (85,584 square feet), including 1,000 square meters (10,764 square feet) of commercial space, a seven‑position apron for commercial aviation, two aprons with a total of 21 positions for general aviation, four taxiways, a one‑position apron for airfreight and one air bridge.  The airport has six gates for international or domestic flights.  The Chihuahua airport has a public parking facility that accommodates 475 vehicles.

To accommodate growing demand for airfreight services and an expanding local economy, in August 2005 we completed the construction of a cargo area, which includes a warehouse, a customs platform and office, x‑ray zones, storage areas and logistics offices.  We currently operate all international cargo operations at this airport directly.

In December 2016, we started an expansion and remodeling of the terminal building at the Chihuahua airport.  The project includes a 15,000 square meters (161,459 square feet) terminal expansion, plus renovation of 9,000 square meters (96,875 square feet) of the existing building.  These improvements will increase the airport’s capacity to 1.6 million passengers per year.  The project will have a total investment of Ps.308 million, to be executed over 25 months.

Culiacán International Airport

The Culiacán airport is our second most important airport based on passenger traffic, air traffic movements and contribution to aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Culiacán airport was the 10th busiest airport in Mexico in 2017 based on commercial and general aviation passenger traffic.  In 2015, 2016 and 2017, it accounted for approximately 8.5%, 9.2% and 9.7%, respectively, of our terminal passenger traffic.

In 2015, 2016 and 2017, a total of 1,432,315, 1,726,654 and 1,909,651 terminal passengers, respectively, were served by the Culiacán airport.  Of the terminal passengers in 2015, 98.9% were domestic, and 1.1% were international.  In 2016, 98.4% were domestic, and 1.6% were international.  In 2017, 98.5% were domestic, and 1.5% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation.  In 2015, 2016 and 2017, commercial aviation accounted for approximately 97.7%, 97.1% and 98.2%, respectively, and general aviation accounted for approximately 2.3%, 2.9% and 1.8%, respectively, of the airport’s terminal passenger traffic.

A total of eight commercial airlines operate at the airport.  In 2017, airlines operating at this airport served ten domestic destinations: Tijuana, Mexico City, Guadalajara, Monterrey, San José del Cabo, Mexicali, La Paz, Hermosillo, Chihuahua and Cabo San Lucas, and one international destination to Phoenix.

In 2017, the domestic airlines operating at this airport were Volaris, VivaAerobus, Interjet, Aeroméxico Connect, TAR and Aerocalafia.  On March 29, 2015, Volaris started flying to and from La Paz and San José del Cabo, on February 28, 2016, it stopped flying to La Paz, and on May 27, 2016, it started flying to and from Phoenix.  Aeroméxico stopped flying to and from Tijuana on March 8, 2015.  On June 1, 2017, Interjet started flying to and from Guadalajara.  On October 23, 2015, TAR started flying to and from Chihuahua and La Paz.  VivaAerobus started flying to and from Guadalajara on July 2, 2016, and on November 1, 2017, VivaAerobus started flying to and from Tijuana.  On March 31, 2017, Aeromar started flying to and from Guadalajara and Hermosillo.

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

The Culiacán airport operates 16 hours a day.  Its runway capacity is 24 air traffic movements per hour.  The airport occupies a total area of 280.9 hectares (1.08 square miles).  The airport’s facilities include a terminal building expanded in 2012 with a total area of approximately 11,250 square meters (121,094 square feet), including 1,703 square meters (18,331 square feet) of commercial space, a seven‑position apron for commercial aviation, a 60‑position apron for general aviation, six taxiways and two air bridges.  The Culiacán airport has a public parking facility that accommodates 377 vehicles.

The Culiacán airport also includes military installations.  The presence of these installations amid their operational activity may at some point affect the airport’s runway capacity at peak hours, thus affecting its civil aviation operations.

Durango International Airport

In 2015, 2016 and 2017, the Durango airport accounted for approximately 1.9%, 2.3% and 2.0%, respectively, of our terminal passenger traffic.

In 2015, 2016 and 2017, a total of 315,835, 424,415 and 395,905 terminal passengers, respectively, were served by the Durango airport.  Of the terminal passengers in 2015, 92.8% were domestic, and 7.2% were international.  In 2016, 88.5% were domestic, and 11.5% were international.   In 2017, 85.5% were domestic, and 14.5% were

international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of three commercial airlines operate at the airport.  In 2017, airlines operating at this airport served six direct destinations, including four domestic destinations and two international destinations: Mexico City, Tijuana, Guadalajara, Monterrey, Chicago and Los Angeles.

In 2017, the domestic airlines operating at this airport were Aeroméxico Connect, TAR and Volaris, and the non-Mexican airline was United.  On May 15, 2015, Volaris started flying to and from Tijuana, and on November 6, 2015, Volaris started flying to and from Mexico City.  On December 8, 2015, Volaris started flying to and from Chicago and on July 12, 2016, Volaris started flying to and from Los Angeles.

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

The airport’s total area is 541.4 hectares (2.09 square miles).  Its facilities include a 3,855 square-meter (41,495 square-foot) terminal building with 156 square meters (1,679 square feet) of commercial space.  It has a four‑position commercial aviation apron, a 16‑position general aviation apron and a 146‑space public parking area.  The airport has one boarding gate for international or domestic flights.

San Luis Potosí International Airport

According to the Mexican Bureau of Civil Aviation, the San Luis Potosí airport was the 30th busiest airport in Mexico in 2017 based on commercial and general aviation passenger traffic.  In 2015, 2016 and 2017, the San Luis Potosí airport accounted for approximately 2.6%, 2.7% and 2.8%, respectively, of our terminal passenger traffic.

In 2015, 2016 and 2017, a total of 444,469, 504,313 and 553,353 terminal passengers, respectively, were served by the San Luis Potosí airport.  Of the terminal passengers in 2015, 70.7% were domestic, and 29.3% were international.  In 2016, 71.0% were domestic, and 29.0% were international.   In 2017, 71.6% were domestic, and 28.4% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight commercial airlines operate at the airport:  Aeroméxico Connect, Volaris, Interjet,  Aeromar, TAR, Magnicharters, American Eagle and United.  In 2017, airlines operating at this airport served seven destinations, including five domestic destinations and two international destinations.  In 2017, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Monterrey, Tijuana, Puerto Vallarta, Dallas and Houston.  On October 8, 2015, TAR started flying to and from Puerto Vallarta. Interjet started flying to and from Monterrey on December 15, 2017.

The San Luis Potosí airport operates 24 hours per day and is located approximately 15 kilometers (9 miles) from the city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of 824,229.  The airport has two runways with a total capacity of 20 air traffic movements per hour.  The principal runway is 3,006 meters (9,862 feet) long, and the secondary runway is 1,000 meters (3,281 feet) long.  The airport has a total area of 508.3 hectares (1.96 square miles).  The airport’s facilities include a terminal building with approximately 3,832 square meters (41,247 square feet), including 453 square meters (4,876 square feet) of commercial space, a five‑position platform for commercial aviation, two aprons with a total of 24 positions for general aviation, four taxiways, a boarding lounge with five gates and a public parking facility that accommodates 222 vehicles.  The airport’s navigational aids include precision approach path indicators, VHF omnidirectional radio and an instrument landing system on runway 14.

In November 2016, we started an expansion and remodeling of the terminal building at the San Luis Potosí airport. The project includes a 12,800 square meters (137,778 square feet) terminal expansion, renovation of 4,000 square meters (43,056 square feet) of the existing building and a new passenger boarding bridge. These improvements will increase the airport terminal’s capacity to 1.2 million passengers per year.  The project will have a total investment of Ps.400 million, to be executed over 23 months.

Tampico International Airport

According to the Mexican Bureau of Civil Aviation, the Tampico airport was the 25th busiest airport in Mexico in 2017 based on commercial and general aviation passenger traffic.  In 2015, 2016 and 2017, it accounted for approximately 4.5%, 3.8% and 3.6%, respectively, of our terminal passenger traffic.

In 2015, 2016 and 2017, a total of 763,744, 717,599 and 717,342 terminal passengers, respectively, were served by the Tampico airport.  Of the terminal passengers in 2015, 94.0% were domestic, and 6.0% were international.  In 2016, 94.0% were domestic, and 6.0% were international.  In 2017, 93.9% were domestic, and 6.1% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five commercial airlines operate at the airport.  In 2017, airlines operating at this airport served eight direct destinations, including seven domestic destinations and one international destination: Mexico City, Monterrey, Cancún, Villahermosa, Guadalajara, Veracruz, Ciudad del Carmen and Houston.

In 2017, the domestic airlines operating at the airport were Interjet, VivaAerobus, Aeroméxico Connect and TAR, and the non-Mexican airline was United.  Aeroméxico Connect stopped flying to and from Veracruz and Monterrey on March 31, 2017 and on August 31, 2017, respectively. On September 16, 2016 and October 7, 2016, TAR started flying to and from Veracruz and Villahermosa, respectively. On March 3, 2017, TAR stopped flying to and from Villahermosa. On September 17, 2017, TAR started flying to and from Guadalajara.  Volaris stopped flying to and from Guadalajara on January 3, 2015, and stopped flying to and from Mexico City on August 31, 2015.  On December 14, 2015, TAR started flying to and from Ciudad del Carmen.

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

The airport’s total area is 372.5 hectares (1.44 square miles).  Its facilities include a 6,833‑square‑meter (73,550‑square‑foot) terminal building, of which 759 square meters (8,170 square feet) are commercial spaces.  It has a seven‑position apron for commercial aviation, a 17‑position apron for general aviation, two taxiways and four boarding gates.  The Tampico airport has a public parking facility that accommodates 254 vehicles.

Torreón International Airport

According to the Mexican Bureau of Civil Aviation, the Torreón airport was the 27th busiest airport in Mexico in 2017 based on commercial and general aviation passenger traffic.  In, 2015, 2016 and 2017, the Torreón airport accounted for approximately 3.3%, 3.4% and 3.1%, respectively, of our terminal passenger traffic.

In 2015, 2016 and 2017, a total of 556,449, 646,898 and 618,930 terminal passengers, respectively, were served by the Torreón airport.  Of the terminal passengers in 2015, 90.2% were domestic, and 9.8% were international.  In 2016, 91.5% were domestic, and 8.5% were international. In 2017, 91.2% were domestic, and 8.8% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of seven commercial airlines operate at the airport. In 2017, airlines operating at this airport served nine direct destinations, including eight domestic destinations and one international destination. In 2017, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Tijuana, Ciudad Juárez, Querétaro and Dallas.

In 2017, the domestic airlines operating at the airport were Aeroméxico Connect, VivaAerobus, Interjet, Volaris, TAR and Aeroméxico, and the non-Mexican airline was American Airlines.  VivaAerobus stopped flying to and from Guadalajara on January 5, 2015.  Aeroméxico stopped flying to and from Monterrey on June 26, 2015.  Volaris started flying to and from Mexico City on April 1, 2016. Volaris stopped flying this route on March 29, 2017.  On July 18, 2016, August 11, 2016 and November 3, 2016, TAR started flying to and from Ciudad Juárez, Mazatlán and Chihuahua, respectively. However, TAR stopped flying to and from Mazatlán, Bajío and Chihuahua on January 1, 2017, February 24, 2017 and March 3, 2017, respectively. Additionally, Aeroméxico Connect stopped flying to and from Chihuahua, Guadalajara and Monterrey on January 9, 2017, March 31, 2017 and May 1, 2017, respectively.

The Torreón airport is located in the city of Torreón, which is part of the La Laguna region, Mexico’s top dairy‑producing region and an important industrial and commercial region.  Approximately 679,288 people live in the city of Torreón, and approximately 1.3 million people live in La Laguna region.

The Torreón airport operates 14 hours a day.  The airport has two runways.  The principal runway measures 2,755 meters (9,038 feet) in length, and the secondary runway measures 1,467 meters (4,813 feet) in length.  The airport has a runway capacity of 20 air traffic movements per hour.

The airport’s total area is 354.6 hectares (1.37 square miles).  Its facilities include a terminal building of 5,447 square meters (5,863 square feet), of which 505 square meters (5,436 square feet) are commercial space, an eight‑position apron for commercial aviation, a seven‑position apron for general aviation, one taxiway, six boarding gates, several VIP lounges and one air bridge.  The Torreón airport has a public parking facility that accommodates 142 vehicles.

Zacatecas International Airport

According to the Mexican Bureau of Civil Aviation, the Zacatecas airport was the 36th busiest airport in Mexico in 2017 based on commercial and general aviation passenger traffic.  In 2015, 2016 and 2017 the Zacatecas airport accounted for approximately 1.9%, 1.8% and 1.8%, respectively, of our terminal passenger traffic.

In 2015, 2016 and 2017, a total of 320,065, 343,136 and 349,453 terminal passengers, respectively, were served by the Zacatecas airport.  Of the terminal passengers in 2015, 65.6% were domestic, and 34.4% were international.  In 2016, 65.0% were domestic, and 35.0% were international.  In 2017, 63.3% were domestic, and 36.7% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport.  In 2017, airlines operating at this airport served six direct destinations, including two domestic destinations and four international destinations: Mexico City, Tijuana, Los Angeles, Chicago, Dallas and San José, California.

In 2017, the domestic airlines operating at this airport were Volaris, Aeroméxico Connect and Interjet, and the non-Mexican airline was American Airlines.

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

The airport’s total area is 207.6 hectares (0.80 square miles).  The terminal building is 5,707 square meters (61,430 square feet), of which 337 square meters (3,627 square feet) is commercial area.  It has a three‑position apron for commercial aviation, a 14‑position apron for general aviation, three boarding gate and a parking lot with 202 parking spaces.

In 2012, we built a solar park at Zacatecas airport. The main objective of the solar park is the generation of sustainable electricity through state‑of‑the‑art technology in solar panels and solar parabolic concentrators.  The solar park installation uses two different photovoltaic generation technologies:  rigid monocrystalline silicon panels and photovoltaic parabolic concentrators, each with an installed capacity of 100 Kw in a land area of approximately 4,000 square meters (43,056 square feet), which in 2017 generated approximately 188,496 Kw/h for the airport, equivalent to approximately 27% of the airport’s total electricity requirements.  We believe that this solar park is among the first of its kind at an airport in Latin America.

Border Destinations

Ciudad Juárez International Airport

According to the Mexican Bureau of Civil Aviation, the Ciudad Juárez airport was the 16th busiest airport in Mexico in 2017 based on commercial and general aviation passenger traffic.  In 2015, 2016 and 2017, the Ciudad Juárez airport accounted for approximately 5.1%, 5.9% and 6.0%, respectively, of our terminal passenger traffic.

In 2015, 2016 and 2017, a total of 863,730, 1,102,855 and 1,173.135 terminal passengers, respectively, were served by the Ciudad Juárez airport.  Of the terminal passengers in 2015, 2016 and 2017, 99.9%, 99.2% and 99.8%, respectively, were domestic.

A total of seven commercial airlines operate at the airport.  In 2017, airlines operating at this airport served 13 direct destinations, all of which were domestic and included 11 commercial routes and two charter routes.  In 2017, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Monterrey, Tijuana, El Bajío, Cancún, Chihuahua, Hermosillo and Torreón.

In 2017, the domestic airlines operating at the airport were VivaAerobus, Aeroméxico Connect, Interjet, Volaris, Aeroméxico, TAR and Aerolíneas Damojh. As of the date of this annual report, the airport does not have any active non-Mexican airlines.  Aeroméxico has one daily direct flight to and from Mexico City.  Aeroméxico Connect serves destinations including Mexico City, Monterey, Tijuana and Chihuahua.  On January 31, 2017 and March 31, 2017, Aeroméxico Connect stopped flying to and from Chihuahua and Tijuana, respectively. Volaris stopped flying to and from Mexico City on May 7, 2015.  Interjet stopped flying to and from Monterrey on February 16, 2015.  TAR started flying to and from Hermosillo and Chihuahua on October 22, 2015, and on July 18, 2016, TAR started flying to and from Manzanillo.

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

The airport’s total area is 367.95 hectares (1.42 square miles).  Its facilities include a terminal building of 6,210 square meters (66,844 square feet), consisting of 743 square meters (7,998 square feet) of commercial space, four boarding gates and two air bridges.  The airport has a seven‑position commercial aviation apron, a 15‑position general aviation apron, an one‑position freight services apron and three taxiways.  The Ciudad Juárez International Airport has a public parking facility that accommodates 300 vehicles.

Reynosa International Airport

According to the Mexican Bureau of Civil Aviation, the Reynosa airport was the 33rd busiest airport in Mexico in 2017 based on commercial and general aviation passenger traffic.  In 2015, 2016 and 2017, the Reynosa airport accounted for approximately 3.0%, 3.0% and 2.5%, respectively, of our terminal passenger traffic.

In 2015, 2016 and 2017, a total of 507,186, 563,952 and 485,727 terminal passengers, respectively, were served by the Reynosa airport.  Of the terminal passengers in 2015, 2016 and 2017, 99.9%, 99.9% and 99.3%, respectively, were domestic.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five airlines operate at the airport.  In 2017, airlines operating at this airport served five direct destinations, all of which are domestic destinations: Mexico City, Cancún, Veracruz, Guadalajara and Poza Rica.

In 2017, the domestic airlines operating at this airport were VivaAerobus, Aeroméxico Connect, Interjet, Volaris and Aeromar.  On April 15, 2016, Volaris started flying to and from Mexico City, and on April 23, 2016, started flying to and from Cancún and Guadalajara.  Volaris stopped flying to and from Mexico City, Cancún and Guadalajara, on April 2, 2017.

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

The airport’s total area is approximately 407.4 hectares (1.57 square miles).  The terminal building is 2,608 square meters (28,072 square feet), which includes 256 square meters (2,756 square feet) of commercial area.  It has a four‑position apron for commercial aviation, an 11‑position apron for general aviation, two taxiways, one boarding gate and a public parking area with 165 spaces.

In December 2016, we started construction of a new terminal building at Reynosa airport.  The new terminal building is 270% larger than the existing one and will increase the airport terminal’s capacity to more than one million passengers per year.  The project will have a total investment of Ps. 302 million, to be executed over 20 months.

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2017, over 11 international commercial airlines and ten Mexican commercial airlines operated flights at our 13 airports.  Grupo Aeroméxico and Interjet operated the most flights at our airports, followed by VivaAerobus, Volaris and TAR.  In 2017, revenues from Grupo Aeroméxico and its affiliates were Ps.1,053,583 thousand (U.S.$53.4 million), revenues from VivaAerobus were Ps.842,680 thousand (U.S.$42.7 million), revenues from Volaris totaled Ps.724,513 thousand (U.S.$36.7 million) and revenues from Interjet were Ps.642,017 thousand (U.S.$32.5 million), representing 24.2%, 19.4%, 16.7% and 14.8%, respectively, of our aeronautical revenues from airline customers for 2017.  These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines.

Historically, traditional carriers such as Aeroméxico and Mexicana de Aviación had represented a substantial majority of the Mexican commercial airline market.  In recent years, however, international carriers, discount carriers, low‑cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2017, passengers traveling on discount and low‑cost carriers, such as VivaAerobus, Interjet and Volaris, accounted for approximately 59.8% of our commercial aviation passenger traffic.  Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low‑cost and discount carriers into the Mexican commercial airline market has helped to increase the use of air transportation in Mexico.

Aeroméxico was previously owned by the Mexican government.  In November 2007, the Mexican Government, through NAFIN and IPAB (Instituto para la Protección al Ahorro Bancario) sold all of its remaining ownership interest in Aeroméxico and its affiliates to a group of investors led by Banco Nacional de México (“Banamex”).

Grupo Aeroméxico also controls Aeroméxico Connect, which operates at our airports.  Grupo Aeroméxico also created the company Estrategias Especializadas de Negocios, S.A. de C.V., to provide itself with complementary services, and the company Administradora Especializada en Negocios, S.A. de C.V., to render services to third parties.  Both companies have been authorized by the Mexican Bureau of Civil Aviation and have been in operation since May 12, 2011.

The following table sets forth our principal air traffic customers for the years ended December 31, 2015, 2016 and 2017:

	Percentage of Aeronautical Revenues
Principal Air Traffic Customers	2015	2016	2017
Domestic:
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	28.4%	24.7%	24.2%
VivaAerobus	16.4%	17.6%	19.4%
Volaris	12.1%	17.3%	16.7%
Interjet	17.5%	15.4%	14.8%
Grupo Aeromonterrey (Magnicharters)	2.2%	1.9%	1.8%
TAR	0.3%	4.1%	1.7%
Aeromar	1.3%	1.0%	0.8%
Calafia Airlines	0.0%	0.6%	0.5%
DHL Express México	0.3%	0.3%	0.3%
Other	5.8%	2.2%	4.8%
Total domestic	84.3%	85.1%	85.0%

International:
American Airlines (including American Eagle)	4.6%	4.9%	4.8%
United	4.8%	4.7%	4.7%
Delta	2.7%	2.2%	2.1%
Alaska Airlines	1.1%	1.1%	1.1%
US Airways (formerly America West (including Mesa))	0.6%	—	—
Charters	0.1%	0.3%	0.3%
Other	1.8%	1.7%	2.0%
Total international	15.7%	14.9%	15.0%
Total	100.0%	100.0%	100.0%

Complementary Services Customers

As of December 31, 2017, our principal complementary services clients are three principal providers of ramp‑handling and baggage‑handling services, AGN Aviation Services, S.A. de C.V., Menzies Aviation and Administradora Especializada en Negocios, S.A. de C.V., which provided Ps.12,436 thousand, Ps.6,973 thousand and Ps.4,610 thousand, respectively, of revenues in the form of access fees in 2017.

Our primary catering client is Aerococina, S.A. de C.V., which provided Ps.1,998 thousand in revenues in the aggregate in the form of access fees in 2017.

Principal Non-Aeronautical Services Customers

As of December 31, 2017, we were party to approximately 1,262 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time‑share sales and promotions services and tourist information and promotion services.

As a result, our revenues from non‑aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers.  In 2017, our largest commercial customers were SSL Digital, S. A. de C. V. (advertising), Aerocomidas, S.A. de C.V. (food and beverage), Operadora Aeroboutiques, S.A. de C.V. (duty paid stores), Alquiladora de Vehículos Automotores, S.A. de C.V. (car rental), Dufry México, S.A. de C.V. (duty free) and Especialistas en Alta Cocina, S.A. de C.V. (food and beverage).

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

The Mexican Airport and Auxiliary Services agency currently operates 12 small airports in Mexico’s northern region, which collectively served 1,873,129 passengers in 2017, representing an increase of 13.2% from 2016 traffic, mainly as a result of an increase in passenger traffic transported to and from Querétaro, Ciudad Obregón, Loreto, Ururapan and Guaymas.

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

In addition, the Mexican government could grant new concessions to operate existing government‑managed airports or authorize the construction of new airports, which could compete directly with our airports.  Any competition from other such airports could have a material adverse effect on our business and results of operations.

For instance, on February 6, 2014, the Mexican government announced that the Ministry Communications and Transport granted to Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V., a concession for 20 years to construct, operate and exploit a civil‑aviation airport in the municipality of Bocoyna, Chihuahua, located 250 kilometers (144 miles) from the city of Chihuahua, within an area of 95.5 hectares (0.4 square miles).  The Bocoyna airport is expected to operate daily public and private domestic flights, has an ICAO Category 3C rating and could present competition to our airport located in the municipality of Chihuahua, which has a higher ICAO Category 4D rating and is located 18 kilometers (11.2 miles) from the city of Chihuahua.  As of the date of this report, the Boycona airport has not announced a date for commencement of its operations.

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

Awards and Recognition

As of September 2017, OMA was included in the Dow Jones Sustainability Index (“DJSI”) Emerging Markets for the second consecutive year. The current DJSI is valid for one year.  In addition, as of October 2017, OMA was included in the newly launched Dow Jones Sustainability Index-MILA. The current DJSI-MILA is valid for one year.

We have been included in the Sustainability Index of the Mexican Stock Exchange (Índice Sustentable de la Bolsa Mexicana de Valores) for seven years in a row.  The current Sustainability Index is valid through March 28, 2018.

Since December 8, 2006, we have held a multisite ISO 9001 certification for our 13 airports and corporate offices.  Also, since August 15, 2011, we have held multisite ISO 14001 and OHSAS 18001 certifications for our 13 airports and corporate offices.  The three certifications are issued by Lloyd’s Register Quality Assurance.

Ten of our 13 airports have maintained certifications as Safe Companies by the Mexican Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social) for their achievements in the administration of health and safety in the workplace.  The San Luis Potosí airport was the first airport in Mexico to receive such certification in 2011, and in 2015 it was granted the highest recognition by the Ministry of Labor and Social Welfare with a Level III Safe Company Certificate (Certificado de Empresa Segura Nivel III).  The Ministry of Labor and Social Welfare granted Level I Safe Company Certificates (Certificado de Empresa Segura Nivel I) to the Reynosa airport, Level II Safe Company Certificates (Certificado de Empresa Segura Nivel II) to the Zacatecas airport, Level III to the Acapulco, Ciudad Juárez, Monterrey and Zihuatanejo airports, and the Revalidation of Level III Safe Company Certificates (Certificado de Empresa Segura Revalidación Nivel III) to the Culiacán, Mazatlán, San Luis Potosí and Torreón airports.

In 2013 and 2014, respectively, the Acapulco airport and the Ciudad Juárez airport received the Environmental Quality Certificate (Certificado de Calidad Ambiental) issued by the Federal Attorney for Environmental Protection (Procuraduría Federal de Protección al Ambiente) for compliance with environmental regulations and adoption of environmentally‑sound practices.  In 2014, this certificate was renewed for the Ciudad Juárez and Chihuahua airports, in 2015 the Acapulco, Culiacán, Mazatlán and Zihuatanejo airports received new Environmental Quality Certificates valid for two years, and in 2016 the certificate was renewed for the Chihuahua airport and a new certificate was granted for the Tampico airport.  In 2017, the Mazatlán, Ciudad Juárez, Culiacán, Chihuahua, Tampico, Acapulco, Reynosa and Zihuatanejo airports kept current Environmental Quality Certificates.

In December 2017, for the eighth consecutive year, we received a “Great Place to Work” certificate granted by Great Place to Work Institute®, and were ranked first in the top 100 best companies to work for in the Northeastern Region of Mexico, according to the ranking published by this organization.

In May 2017, for the tenth consecutive year, we received the Socially Responsible Business Distinction (Distintivo de Empresa Socialmente Responsible) granted by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía).

In 2017, for the eighth consecutive year, we received an Addiction‑Free Company Certificate (Certificado de Empresa Libre de Adicciones) issued by Premeditest for all of our workplace locations.

In 2014, the Zacatecas airport received a Family Responsibility Company Certificate (Certificado de Empresa Familiarmente Responsible) granted by the Mexican Ministry of Labor and Social Welfare.  This certificate was also granted to the Chihuahua and Tampico airports in 2015, to the Cualicán, Durango and Reynosa airports in 2016 and to the Ciudad Juárez, Monterrey, Mazatlán and Torreón airports in 2017.

In 2014 and 2016, the Zacatecas and the Culiacán airports, respectively, received the Inclusive Company Award (Distintivo Empresa Incluyente) granted by the Ministry of Labor and Social Welfare to companies with good labor practices that promote the inclusion and no discrimination of persons with a disability.  This award was granted to the Culiacán airport again in 2017.

In December 2016, the Torreón airport received the Distinctive “S” (Distintivo “S”) granted by the Ministry of Tourism to companies with good practices in the development of tourism projects and its commitment to global sustainability criteria.  In 2017, the Zihuatanejo airport received this award.

On February 16, 2015, the Culiacán airport was named the Best Regional Airport of 2014 in Latin America and the Caribbean by Airports Council International (“ACI”), and on February 29, 2016 it received this recognition for the second consecutive year.

For the third time, on March 6, 2018, the Mazatlán airport was named the Best Regional Airport of 2017 in Latin America and the Caribbean by ACI.  Previous recognition was awarded in 2014.

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

•	the Mexican National Assets Law (Ley General de Bienes Nacionales), enacted May 20, 2004;
•	the concessions that entitle our subsidiaries to operate our 13 airports for a term of 50 years beginning on November 1, 1998;
•	the Securities Market Law, enacted December 20, 2005;
•	the Mexican Federal Economic Competition Law, enacted May 23, 2014; and
•	the regulations under the Mexican Federal Economic Competition Law (Reglamento de la Ley Federal de Competencia Económica), enacted October 12, 2007.

The Mexican Airport Law and the regulations under the Mexican Airport Law establish the general framework regulating the construction, operation, maintenance and development of Mexican airport facilities.  The Mexican Airport Law’s stated intent is to promote the expansion, development and modernization of Mexico’s airport infrastructure by encouraging investment and competition.

Under the Mexican Airport Law, the holder of a concession granted by the Ministry of Communications and Transportation is required to construct, operate, maintain and develop a public service airport in Mexico.  A concession generally must be granted pursuant to a public bidding process, except for:  (i) concessions granted to either (a) entities considered part of “the federal public administration” as defined under Mexican law or (b) private companies whose principal shareholders may be a state or municipal government; (ii) concessions granted to operators of private airports (who have operated privately for five or more years) wishing to begin operating their facilities as public service airports; and (iii) complementary concessions granted to existing concession holders.  Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand.  On June 29, 1998, the Ministry of Communications and Transportation granted 13 concessions to operate, maintain and develop the 13 principal airports in Mexico’s Central North region to our subsidiaries.  Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process.  However, the process of selling Series BB shares (currently representing 12.6% of our capital stock) to our strategic shareholder pursuant to the privatization process was conducted through a public bidding process.  Each of our concessions was amended on September 12, 2000, in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.

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

The Mexican Civil Aviation Law was later amended on June 26, 2017, granting passengers specific rights with respect to airlines. As a result of the amendment, airlines must, among others, (i) be transparent when providing information regarding taxes and restrictions on a passenger’s airplane ticket and the breakdown of each cargo fee; (ii) provide passengers at least a 24-hour advance notice of any change in itinerary; (iii) compensate passengers in the event of a cancellation, delay or overbooking and/or the damage, loss or destruction of luggage. In addition, passengers with disabilities can transport necessary implements (such as wheelchairs and walkers) at no extra charge.

On February 20, 2014, a bill of the new Federal Economic Competition Law (Ley Federal de Competencia Económica) was submitted to Mexico’s Congress in furtherance and as a result of certain amendments to Mexico’s Constitution passed in 2013.  The bill was enacted and published on May 23, 2014.  The new law grants broader powers to the Mexican Competition Commission, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market.  The new law also sets forth important changes in connection with mergers and anti‑competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law.  If the Mexican Competition Commission determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product.  As of April 20, 2018, the Mexican Competition Commission had not made any determination as to whether the services we render are considered an essential facility.

Role of the Ministry of Communications and Transportation

The Ministry of Communications and Transportation is the principal regulator of airports in Mexico and is authorized by the Mexican Airport Law to perform the following functions:

•	plan, formulate and establish the policies and programs for the development of the national airport system;
•	construct, administer and operate airports and airport‑related services for the public interest;
•	grant, modify and revoke concessions for the operation of airports;
•	establish air transit rules and rules regulating take‑off and landing schedules through the Mexican air traffic control authority;
•	take all necessary action to create an efficient, competitive and non‑discriminatory market for airport‑related services and set forth the minimum operating conditions for airports;
•	establish safety regulations;
•	close airports entirely or partially when safety requirements are not being satisfied;
•	monitor airport facilities to determine their compliance with the Mexican Airport Law, other applicable laws and the terms of the concessions;
•	maintain the Mexican aeronautical registry for registrations relating to airports;
•	impose penalties for failure to observe and perform the rules under the Mexican Airport Law, the regulations thereunder and the concessions;
•	approve any transaction or transactions that directly or indirectly may result in a change of control of a concession holder;
•	approve the master development programs prepared by each concession holder every five years;
•	determine each airport’s maximum rates;
•	approve any agreements entered into between a concession holder and a third party providing airport or complementary services at its airport; and

•	perform any other function specified by the Mexican Airport Law.

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

Concession Tax

Under Article 232‑A of the Mexican Federal Duties Law, holders of airport concessions must pay a tax for the use of state‑owned assets.  As such, each of our subsidiary concession holders is required to pay a concession tax based on its gross annual revenues from the use of public domain assets pursuant to the terms of its concession.  Currently, this concession tax is set at a rate of 5% and may be revised at any time by the Mexican government.  Our concessions provide that we may request an amendment of our maximum rates if there is a change in this concession tax, although such a request may not be honored in the future.

Scope of Concessions

We hold (through subsidiary holding companies) concessions granted to us by the Mexican government to use, operate, maintain and develop 13 airports in the Central North region of Mexico in accordance with the Mexican Airport Law.  As authorized under the Mexican Airport Law, each of the concessions is held by one of our subsidiaries for an initial 50‑year term beginning on November 1, 1998.  This initial term of each of our concessions may be renewed in one or more terms for up to an additional 50 years, subject to our acceptance of any new conditions imposed by the Ministry of Communications and Transportation and to our compliance with the terms of our concession.

The concessions held by our subsidiary concession holders allow the relevant concession holder, during the term of the concession, to:  (i) operate, maintain and develop its airport and carry out any necessary construction in order to render airport, complementary and commercial services as provided under the Mexican Airport Law and its regulations; and (ii) use and develop the assets that comprise the airport that is the subject of the concession (consisting of the airport’s real estate and improvements but excluding assets used in connection with fuel supply and storage).  These assets are government‑owned assets, subject to the Mexican National Assets Law.  Upon expiration of a concession, the use of these assets, together with any improvements thereto, automatically revert to the Mexican government.

Concession holders are required to provide airport security, which must include contingent and emergency plans in accordance with the regulations under the Mexican Airport Law.  The security regulations shall be implemented in accordance with the requirements set forth in the National Program for Airport Security.  In addition, the regulations pertaining to the Mexican Airport Law specify that an airport concession holder is responsible for the inspection of passengers and carry‑on luggage prior to approaching the departure gates and specify that the transporting airline is responsible for the inspection of checked‑in luggage and cargo.  If public order or national security is endangered, the competent federal authorities are authorized to act to protect the safety of aircraft, passengers, cargo, mail, installations and equipment.  On June 1, 2010, the Mexican Bureau of Civil Aviation, along with the Ministry of Communications and Transportation, established new regulations for carry‑on luggage.  The regulations contain a list of prohibited items and restrictions on liquids, gels and aerosols.  These rules apply to carry‑on luggage on both domestic and international flights.

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate our airline customers’ compliance with the baggage‑screening guidelines.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked‑baggage screening system since March 1, 2012.  In some countries, such as the United States, the federal government (in the case of the United States, through the

Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of the equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus subject to potential liability, if Mexican law changes in the future.

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

General Obligations of Concession Holders

The concessions impose certain obligations on the concession holders, including, among others, (i) the obligation to pay the concession tax described above, (ii) the obligation to deliver concession services in a continuous, public and non‑discriminatory manner, (iii) the obligation to maintain the airports in good working condition and (iv) the obligation to make investments with respect to the infrastructure and equipment in accordance with the master development programs and the concessions.

Each concession holder and any third party providing services at an airport is required to carry specified insurance in amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the Ministry of Communications and Transportation.  To date, the Ministry of Communications and Transportation has not specified the required amounts of insurance.  We may be required to obtain additional insurance once these amounts are specified.  We, together with our subsidiary concession holders, are jointly and severally liable to the Ministry of Communications and Transportation for the performance of all obligations under the concessions held by our subsidiaries.  Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession and in the master development programs, including the obligations arising from third‑party contracts, as well as for any damages to the Mexican government‑owned assets that they use and to third‑party airport users.  In the event of a breach of one concession, the Ministry of Communications and Transportation is entitled to revoke all of the concessions held by our subsidiaries.

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

•

Complementary Services.  Complementary services for which the airlines are responsible may be rendered by an airline, by the airport operator or by a third party under agreements with airlines and the airport operator.  These services include:  ramp and handling services, checked‑baggage screening, aircraft security, catering, cleaning, maintenance, repair and fuel supply (provided exclusively by the Mexican Airport and Auxiliary Services agency) and related activities that provide support to air carriers.

•

Commercial Services.  Commercial services involve services that are not considered essential to the operation of an airport or aircraft and include, among other things, the leasing of space to retailers, restaurants and banks and advertising.

•

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

Third parties rendering airport, complementary or commercial services are required to do so pursuant to a written agreement with the relevant concession holder.  We have entered into agreements with third parties for security and surveillance services, ramp‑handling and baggage‑handling services and checked‑baggage services only.  We provide all other airport, complementary and commercial services ourselves.  All agreements relating to airport or complementary services are required to be approved by the Ministry of Communications and Transportation.  The Mexican Airport Law provides that the concession holder is jointly liable with these third parties for compliance with the terms of the relevant concession with respect to the services provided by such third parties.  All third‑party service providers are required to be corporations incorporated under Mexican law.

Under the reforms to the Mexican Airport Law, enacted and published in the Federal Official Gazette on January 26, 2015, a concession holder may not limit the number of providers of complementary services in its airport, except in instances in which space, efficiency and/or safety warrant such a limitation.  If a concession holder denies entry to any complementary service provider, that service provider may file a complaint before the Ministry of Communications and Transportation.  A concession holder is also required to allow for a competitive market for complementary services.  A concession holder may only limit the number of providers of complementary services in its airport due to space, efficiency and safety considerations.  If the number of complementary service providers must be limited due to these considerations, contracts for the provision of complementary services must be awarded through a competitive bidding process.

Airport and complementary services are required to be provided to all users in a uniform and regular manner, without discrimination as to quality, access or price.  Concession holders are required to provide airport and complementary services on a priority basis to military aircraft, disaster‑support aircraft and aircraft experiencing emergencies.  Airport and complementary services are required to be provided at no cost to military aircraft and aircraft performing national security activities.

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

Every five years, we are required to submit to the Ministry of Communications and Transportation for approval a master development program for each of our concessions describing, among other matters, our strategy, traffic forecasts, and expansion, modernization and maintenance plans for the following 15 years.  Each master development program is required to be updated every five years and resubmitted for approval to the Ministry of Communications and Transportation.  Upon such approval, the master development program is deemed to constitute a part of the relevant concession.  Information required to be presented in the master development program includes:

•	airport growth and development expectations;
•	15‑year projections for air traffic demand (including passenger, cargo and operations);
•	construction, conservation, maintenance, expansion and modernization programs for infrastructure, facilities and equipment;
•	a binding five‑year detailed investment program and planned major investments for the following 10 years;
•	descriptive airport plans specifying the distinct uses for the corresponding airport areas;
•	any financing sources; and
•	environmental protection measures.

The concessions require the concession holder to prepare and submit the concession holder’s master development program in a 24‑month period and consider the necessary requirements of the airport users in the preparation of the master development program as well as the opinions of air carriers and operations and timetable’s committee.  The concession holder must submit a draft of the master development program to such committee and air carriers for their review and comments six months prior to its submission for approval to the Ministry of Communications and Transportation.  Further, the concession holder must submit, six months prior to the expiration of the five‑year term, the new master development program to the Ministry of Communications and Transportation.  The Ministry of Communications and Transportation may request additional information or clarification as well as seek further comments from airport users.  The Mexican Ministry of Defense (Secretaría de la Defensa Nacional) may also opine on the master development programs.

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

Pursuant to the terms of our concessions, we are required to comply with the investment obligations under the master development programs on a year‑by‑year basis, and the Ministry of Communications and Transportation is entitled to review our compliance thereunder (and apply sanctions accordingly) on a year‑by‑year basis.  Although historically the Ministry of Communications and Transportation has indicated its intent to review our compliance with these obligations on an aggregate five‑year basis, we understand that the Ministry of Communications and Transportation may also conduct more limited reviews of our compliance with our obligations on a year‑by‑year basis going forward.

During 2015, we negotiated the master development program for the 2016 to 2020 period with the Ministry of Communications and Transportation for each of our subsidiary concession holders.  This five‑year program is in effect from January 1, 2016 until December 31, 2020.

Revenue Regulation

The Mexican Airport Law provides for the Ministry of Communications and Transportation to establish price regulations for services for which the Competition Commission determines that a competitive market does not exist.  In 1999, the Competition Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services.  This ruling authorized the Ministry of Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to third parties rendering complementary services in our airports.  On September 12, 2000, the Rate Regulation (Regulación Tarifaria), which provides a framework for the setting by the Ministry of Communications and Transportation of five‑year maximum rates, was incorporated within the terms of each of our concessions.

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

Since January 1, 2000, all of our revenues from aeronautical services have been subject to a price regulation system established by the Ministry of Communications and Transportation.  This price regulation system establishes a “maximum rate” for each airport for every year in a five‑year period.  The “maximum rate” is the maximum amount of revenues per “workload unit” that may be earned at an airport each year from regulated revenue sources.  Under this regulation, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.  We are able to set the specific prices for regulated services, other than complementary services and the leasing of space to airlines, for each of our airports, every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport does not exceed the maximum rate per workload unit at that airport on an annual basis.  Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic increase the workload units permit greater revenues overall within each five‑year period for which maximum rates are established.

In 2017, approximately 61.0% of our total revenues were earned from aeronautical services subject to price regulation under the maximum rates, and approximately 74.9% of the sum of our aeronautical and non‑aeronautical revenues were earned from aeronautical services subject to price regulation under the maximum rates.

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

Our revenues from non‑aeronautical services, including revenues that we earn from most commercial activities in our terminals, are not subject to this maximum‑rate price regulation system and are therefore not subject to a ceiling.

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

Maximum Rates for 2016 through 2020

On December 30, 2015, the Ministry of Communications and Transportation set the new airport maximum rates for the five‑year period from January 1, 2016 through December 31, 2020.  These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.”  The following table sets forth the maximum rates for each of our airports under our 2016 to 2020 master development programs that went into effect as of January 1, 2016:

Current Maximum Rates(1)

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
Acapulco	292.14	290.09	288.05	286.04	284.04
Ciudad Juárez	221.21	219.66	218.12	216.59	215.08
Culiacán	222.78	221.22	219.67	218.13	216.60
Chihuahua	235.55	233.90	232.26	230.64	229.03
Durango	270.48	268.59	266.71	264.84	262.99
Mazatlán	215.88	214.36	212.86	211.37	209.89
Monterrey	259.84	258.02	256.21	254.42	252.64
Reynosa	252.47	250.70	248.94	247.20	245.46
San Luis Potosí	188.41	187.09	185.78	184.48	183.19
Tampico	253.66	251.89	250.13	248.38	246.65
Torreón	267.63	265.75	263.90	262.05	260.22
Zacatecas	283.14	281.16	279.19	277.24	275.30
Zihuatanejo	292.00	289.96	287.93	285.92	283.92

(1)

Expressed in constant pesos as of December 31, 2017, as required by the maximum rate regulation.  The maximum rate for each succeeding year from 2017 is reduced by the efficiency factor of 0.70% per year.

Methodology for Determining Future Maximum Rates

The Rate Regulation provides that each airport’s annual maximum rates are to be determined in five‑year intervals based on the following variables:

•

Projections for the following 15 years of workload units (each of which is equivalent to one terminal passenger or 100 kilograms (220 pounds) of commercial cargo), operating costs and expenses related to services subject to price regulation and pre‑tax earnings from services subject to price regulation.  The concessions provide that projections for workload units and expenses related to regulated services are to be derived from the terms of the relevant concession holder’s master development program for the following 15 years.

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

•

A discount rate to be determined by the Ministry of Communications and Transportation.  The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre‑tax basis), as well as Mexican economic conditions.  The concessions provide that the discount rate shall be at least equal to the average yield of long term Mexican government debt securities quoted in the international markets during the prior 24 months plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in Mexico.

•

An efficiency factor to be determined by the Ministry of Communications and Transportation.  For the five‑year period ending December 31, 2015, the maximum rates applicable to our airports reflected an annual efficiency improvement of 0.70%.  For the five‑year period ending December 31, 2020, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70%.

Our concessions specify a discounted cash flow formula to be used by the Ministry of Communications and Transportation to determine the maximum rates that, given the projected pre‑tax earnings, the efficiency adjustment, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates.  In connection with the preparation of the current master development programs, we prepared a proposal to submit to the Ministry of Communications and Transportation establishing the values we believe should be used with respect to each variable included in the determination of maximum rates, including the efficiency factor, projected capital expenditures and the discount rate.  The maximum rates ultimately established by the Ministry of Communications and Transportation reflect a negotiation between the Ministry and us regarding these variables.

The concessions provide that each airport’s reference values, discount rate and the other variables used in calculating the maximum rates do not represent an undertaking by the Ministry of Communications and Transportation or the Mexican government as to the profitability of any concession holder.  Therefore, whether or not the maximum rates (or the amounts up to the maximum rates that we have been able to collect) multiplied by workload units at any airport generate a profit or exceed our profit estimates, or reflect the actual profitability, discount rates, capital expenditures or productivity gains at that airport over the five‑year period, we are not entitled to any adjustment to compensate for this shortfall.

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City).  The daily minimum wage in Mexico City as of January 1, 2018 was Ps.88.36.  As a result, the maximum penalty at such date could have been Ps.4,418 thousand (U.S.$223,862) per airport.

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

•

Macroeconomic conditions.  A concession holder may also request an adjustment in its maximum rates if, as a result of a decrease of at least 5% in Mexican GDP in a 12‑month period, the workload units processed in the concession holder’s airport are less than that projected when its master development program was approved.  To grant an adjustment under these circumstances, the Ministry of Communications and Transportation under the master development program must have already allowed the concession holder to decrease its projected capital improvements as a result of the decline in passenger traffic volume.  Requests on these grounds may not be approved in the future.

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

Increases in Maximum Rates Associated with Baggage-Screening Services

On November 23, 2012, the Mexican Bureau of Civil aviation published mandatory circulars CO SA-17.2/10 R1, superseded by circulars CO SA-17.2/10 R3 and CO SA-17.9/16, which required that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines to provide the service to the airlines.  On November 30, 2012, after negotiation with the Mexican Bureau of Civil Aviation, the maximum rates of our thirteen airports were increased to take into account the maintenance cost incurred due to the operation of baggage‑screening equipment.  The maximum rate increase became effective on January 1, 2013.

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

Penalties and Termination and Revocation of Concessions and Concession Assets

Termination of Concessions

Under the Mexican Airport Law and the terms of the concessions, a concession may be terminated upon any of the following events:

•	the expiration of its term;
•	the surrender by the concession holder;
•	the revocation of the concession by the Ministry of Communications and Transportation;
•	the reversion of the Mexican government‑owned assets that are the subject of the concession (principally real estate, improvements and other infrastructure);
•	the inability to achieve the purpose of the concession, except in the event of force majeure;
•	the dissolution, liquidation or bankruptcy of the concession holder; or
•	the failure by the concession holder to satisfy the shareholding obligations set forth in the concession.

Following a concession’s termination, the concession holder remains liable for the performance of its obligations during the term of the concession.

On May 20, 2004, a new Mexican National Assets Law was adopted and published in the Federal Official Gazette that, among other things, establishes regulations relating to concessions on real property held in the public domain, including the airports that we operate.  The Mexican National Assets Law establishes additional grounds for revocation of concessions, for failure to pay certain applicable taxes.

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

•	knowingly appointing a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws;
•	the failure by the concession holder to pay the Mexican government the concession tax;
•	the failure by the concession holder to beneficially own at least 51% of the capital stock of its subsidiary concession holders;
•	a violation of the safety regulations established in the Mexican Airport Law and other applicable laws;
•	a total or partial interruption of the operation of an airport or its airport or complementary services without justified cause;
•	the failure to maintain the airport’s facilities;
•	the provision of unauthorized services;
•	the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third‑party service provider;
•	charging prices higher than those registered with the Ministry of Communications and Transportation for regulated services or exceeding the applicable maximum rate;
•	any act or omission that impedes the ability of other service providers or authorities to carry out their functions within the airport; or
•	any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

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

According to the Mexican National Assets Law, Mexico’s national patrimony consists of private and government‑owned assets of Mexico.  The surface area of our airports and improvements on such space are considered government‑owned assets.  A concession concerning government‑owned assets may be “rescued,” or revert to the Mexican government prior to the concession’s expiration, when considered necessary for the public interest.  In exchange, the Mexican government is required to pay compensation as determined by expert appraisers.  Following a declaration of “rescue,” or reversion, the assets that were subject to the concession are automatically returned to the Mexican government.

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

The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession.  The daily minimum wage in Mexico City as of January 1, 2018 was Ps.88.36.  As a result, the maximum penalty at such date could have been Ps.35,344 thousand (U.S.$1.8 million) per airport.

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

The Mexican Communications Law, however, provides that upon expiration, termination or revocation of a concession, all assets necessary to operate the airports will revert to the Mexican government at no cost and free of any liens or other encumbrances.  There is substantial doubt as to whether the provisions of our concessions would prevail over those of the Mexican Communications Law.  Accordingly, upon expiration or termination of our concessions, the assets used by our subsidiary concession holders to provide services at our airports may revert to the Mexican government, free of charge, together with government‑owned assets and improvements permanently attached thereto.

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

Environmental Matters

Regulation

Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment.  The major federal environmental laws applicable to our operations are:  (i) the General Law of Ecological Equilibrium and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente) or the “General Environmental Law,” and its regulations, which are administered by the Ministry of the Environment and Natural Resources and enforced by the Ministry’s enforcement branch, the Federal Attorney for Environmental Protection; (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos), or the “Law on Waste”, which is also administered by the Ministry of the Environment and Natural Resources and enforced by the Federal Attorney for Environmental Protection; (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission, also a branch of the Ministry of the Environment and Natural Resources; (iv) the General Law of Climate Change; and (v) the Federal Law of Environmental Responsibility (Ley Federal de Responsabilidad Ambiental).

Under the General Environmental Law, regulations have been enacted concerning air pollution, environmental impact, environmental audits, natural protected areas, ecological ordering, emissions records and transfer of pollutants.  The General Environmental Law also regulates, among other things, vibrations, thermal energy, soil contamination and visual pollution, although the Mexican government has not yet issued enforceable regulation on the majority of these matters.  The General Environmental Law also provides that companies that contaminate soils are responsible for their clean‑up.  Further, according to the Law on Waste, which was published in October 2003, owners and/or possessors of real property with soil contamination are jointly and severally liable for the remediation of such contaminated sites, irrespective of any recourse or other actions such owners and/or possessors may have against the contaminating party, and aside from the criminal or administrative liability to which the contaminating party may be subject.  Restrictions on the transfer of contaminated sites also exist.  The Law on Waste also regulates the generation, handling and final disposal of hazardous waste.

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

In addition to the foregoing, Official Mexican Standards (Normas Oficiales Mexicanas), which are technical standards issued by competent regulatory authorities pursuant to the General Meteorology and Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish standards relating to air emissions, soil contamination, wastewater discharges, the generation, handling and disposal of hazardous waste and noise control, among other issues.

The Federal Attorney for Environmental Protection can bring administrative, civil and criminal proceedings against companies that violate environmental laws, and it also has the power to close non‑complying facilities and impose a variety of sanctions.  Companies in Mexico are required to obtain proper authorizations, licenses, concessions or permits from competent environmental authorities for the performance of activities that may have an impact on the environment or that may constitute a source of contamination.  Companies in Mexico are also required to comply with a variety of reporting obligations that include, among others, providing the Federal Attorney for Environmental Protection and the National Waters Commission, as applicable, with periodic reports regarding compliance with various environmental laws.

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

The Federal Attorney for Environmental Protection has confirmed that we have complied with all of the relevant environmental requirements derived from the aforementioned environmental audits, and has renewed compliance certificates for the Acapulco, Cd. Juárez, Chihuahua, Culiacán, Mazatlán, Reynosa, Tampico, Torreón, Zacatecas and Zihuatanejo airports.  The San Luis Potosí, Durango and Monterrey airports are expected to obtain their respective certificates in the near future. These certificates, which are known as Environmental Quality Certificates (Certificados de Calidad Ambiental), certify compliance with applicable Mexican environmental laws, regulations and applicable Official Mexican Standards and must be renewed on a biannual basis.

On June 6, 2012, the General Law on Climate Change was adopted and published in the Official Gazette of the Federation, which, among other objectives, (i) regulates greenhouse gases and emissions so as to stabilize their concentrations in the atmosphere to a point where they will not increase climate change, in consideration of the goals set forth by the UN Framework Convention on Climate Change the provisions derived therein; (ii) promotes the education, research, development and technology transfer, innovation and promotion with respect to adapting to and mitigating climate change; and (iii) promotes the transition to a competitive, sustainable and low‑carbon economy.  In accordance with the General Law of Climate Change, individuals and entities that are responsible for sources of emission that are subject to environmental reporting are obligated to compile necessary information, data and documents with respect to direct and indirect emissions for the inclusion in the Mexican National Registry of Emissions (Registro Nacional de Emisiones).  We have been obligated to comply with this requirement since February 15, 2016.

Furthermore, on June 7, 2013, the Federal Law of Environmental Responsibility was published in the Federal Official Gazette and requires that any person or entity who, whether by act or omission, directly or indirectly, causes harm to the environment, is obligated to repair such harm.  If repair of such harm is not possible, such person is required to pay compensation for the harm caused and take any action necessary to avoid any additional harm or damage.  Likewise, this law establishes a judicial procedure for environmental responsibility through which any physical or moral person with a legitimate interest can sue for repair and compensation for harm done to the environment.

Environmental Certification

In 2011, we received ISO 14001:2004 environmental certification for our 13 airports under the multisite scheme.  This certification recognizes us as a company that is committed to sound environmental practices.  The ISO 14001:2004 certification provides each of the 13 airports in the group with an environmental management system, including methodology for self‑assessment and confirming compliance with our environmental policy.  The most recent inspection and recertification process was successfully completed in August 15, 2017.  The current ISO 14001 certification is valid through September 14, 2018.

Since 2011 we have been selected to be one of the members of the Sustainability Index by the Mexican Stock Exchange.  The Mexican Stock Exchange Sustainability Index members were selected from among the 70 most traded stocks on the Mexican Stock Exchange based on evaluation criteria of corporate governance, environmental management and social responsibility. Our 2017 ratification in the Mexican Stock Exchange Sustainability Index was valid through March 28, 2018.

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

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of April 20, 2018, including our direct and indirect ownership interest in each:

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

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events.  We also maintain general liability insurance but do not maintain business‑interruption insurance.  Among other insurance policies, we carry a U.S.$50.0 million insurance policy covering damages to our property resulting from certain terrorist acts and a U.S.$1.0 billion policy covering personal and property damages to third parties.  We also carry a U.S.$200.0 million insurance policy covering damage to our assets and infrastructure.

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

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government.  The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers.  For example, approximately 61.0% of our total revenues in 2017 were earned from aeronautical services and approximately 74.9% of the sum of our aeronautical and non‑aeronautical revenues in 2017 were earned from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation and the specific prices that we negotiate with airlines for the provision of aeronautical services.  The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.  In evaluating our aeronautical revenues, we focus principally on workload units, which measure volume, and aeronautical revenues per workload unit, which measures the contribution to aeronautical revenues from each workload unit.

We also derive revenues from non‑aeronautical activities, which principally relate to the commercial activities carried out at our airports, such as the operation of parking facilities, advertising and the leasing of space to restaurants and retailers.  We also derive non‑aeronautical revenues from diversification activities, such as hotel services, air cargo logistics services and real estate services; and complementary activities, which principally include the leasing of space to airlines and operating our baggage‑screening system. Our revenues from non‑aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation (though they may be subject to regulation by other authorities). Thus, our commercial revenues are principally affected by the passenger volume at our airports and the mix of commercial activities carried out at our airports. We evaluate our non‑aeronautical revenues by analyzing changes in overall non‑aeronautical revenues and changes in non‑aeronautical revenues per terminal passenger.

During 2017, our business initiatives were focused on maximizing aeronautical revenues and increasing non‑aeronautical revenues through (i) the promotion of route development and the optimization of rates; (ii) improving the commercial offerings and the passenger experience inside our airport terminals; (iii) increasing the operations of our current diversification businesses related to airports, such as the Terminal 2 NH Collection Hotel at the Mexico City airport and the Hilton Garden Inn hotel at the Monterrey airport, our OMA Carga business and the OMA‑VYNMSA industrial park; and (iv) generating new sources of non‑aeronautical revenues through new diversification activities that we expect to increase our revenues in the coming years.

Recent Developments

Appointment of new Chief Financial Officer

On April 3, 2018, we appointed Ruffo Pérez Pliego to be Chief Financial Officer, effective as of April 3, 2018. Porfirio González, our Chief Executive Officer, had exercised the responsibilities of the Chief Financial Officer on an interim basis since November 16, 2017. For more information about Mr. Pérez Pliego’s prior experience, see “Item 6. Executive Officers.”

Inclusion in Dow Jones Sustainability Index for Emerging Markets

We were selected to be included in the Dow Jones Sustainability Index (DJSI) for Emerging Markets for the second consecutive year. This index represents the highest standard for corporate sustainability based on economic, environmental, social and corporate governance criteria. This is the second time that we have been selected for inclusion in the DJSI, from among 850 companies in developed economies and emerging markets. Only four companies in Mexico are included in the index, of which only OMA is in the transportation sector. The selection represents an important achievement for us and our partners, shareholders and employees.

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

In addition, as of October 2017, we were included in the newly-launched Dow Jones Sustainability Index- MILA, among 148 companies in México, Perú, Chile and Colombia. Only two Companies in México are included in the index, of which only OMA is in the transportation sector. The current DJSI-MILA is valid for one year.

Launch of the OMA Foundation

On October 12, 2017, we launched the “OMA Foundation” as a platform to promote and consolidate community projects, working with civil society organizations and social entrepreneurs.  The OMA Foundation supports programs focused on developing technical skills, improving physical education infrastructure and equipment, and providing scholarships that help Mexican youth stay in school and develop professional skills.

During 2017, the OMA Foundation started to implement community projects in Pesquería, Nuevo Leon and Aldama, Chihuahua, in alliance with the non-profit organizations Jóvenes Constructores de la Comunidad A.C. (Young Community Builders A.C.) and Servicios a la Juventud A.C. (Youth Services A.C.).

Through the OMA Foundation, we will continue to support the development of projects that align social investment with our business strategy, by channeling resources and joining forces with initiatives that contribute to society.

Temporary Suspension of Operations at NH Collection Hotel T2

As a result of the earthquake on September 19, 2017, which resulted in loss of electricity and other utilities, the NH Collection Hotel in Terminal 2 of the Mexico City International Airport temporarily suspended operations until September 25, 2017. The hotel’s infrastructure was not affected by the earthquake, and the hotel has operated normally since reopening.

Inclusion in The Sustainability Yearbook 2018

Since 2004, this publication has recognized leading companies in the sustainability area around the world, by industry, in accordance with criteria set by RobecoSAM. In 2018, OMA was one of only two Mexican companies included in this book, and one of 15 companies globally in the transport sector recognized for their sustainability activities.

Rescission of advertising contract

Effective December 3, 2017, we terminated our lease and advertising services agreement with SSL, the company that provided most of the advertising in the airports we operate. We initiated legal proceedings against SSL to recover funds it owes us for breaching certain of its obligations under the contract. As of December 3, 2017 the outstanding balance owned by SSL was Ps.45,527 thousand. We are in the process of selecting the new company that will provide us with the advertising service for our 13 airports; however, we expect that our revenues from advertising will be affected during this time.

Operating Results

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps.19.7354 per U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2017.

Passenger and Cargo Volumes

In 2017, approximately 87.6% of the terminal passengers using our airports were domestic.  Domestic traffic increased by 5.1% and international traffic increased by 2.8% as compared to 2016.  In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States.  Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.  For instance, in 2013, airlines began receiving new aircrafts, which increased flight capacities and, thereby, passenger traffic.  Additionally, in 2014, a new Mexican airline called TAR began operations in several of our airports, which has increased passenger traffic volumes by 381,377 passengers as of December 31, 2017.

Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2015, 2016 and 2017, our 13 airports handled approximately 92,776, 92,212 and 98,634 metric tons of cargo, respectively.  The increase in 2017 was due to a 10.4% increase in cargo transportation at the Monterrey airport and a 3.6% increase in cargo transportation at the San Luis Potosí airport.  Increases in our cargo volume are beneficial to us for purposes of the maximum‑rate calculations, as cargo increases the number of our workload units.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
Domestic terminal passengers(1)	14,551.00	16,387.95	17,219.95
International terminal passengers(1)	2,371.14	2,375.69	2,442.06
Total terminal passengers(1)	16,922.14	18,763.64	19,662.01
Cargo units(1)	927.76	922.12	986.34
Total workload units(1)	17,849.90	19,685.76	20,648.35
Change in total terminal passengers(2)	15.2%	10.9%	4.8%
Change in workload units(2)	14.7%	10.3%	4.9%

Aeronautical revenues(3)	3,033,130	3,872,735	4,347,031
Change in aeronautical revenues(2)	19.8%	27.7%	12.2%
Aeronautical revenues per workload unit	169.9	196.7	210.5
Change in aeronautical revenues per workload unit(1)(2)	4.4%	15.8%	7.0%

Non-aeronautical revenues(3)	1,111,541	1,332,762	1,456,338
Change in non-aeronautical revenues(2)	24.9%	19.9%	9.3%
Non-aeronautical revenues per terminal passenger(4)	65.7	71.0	74.1
Change in non-aeronautical revenues per terminal passenger(2)	8.6%	8.1%	4.3%
Non-aeronautical revenues per terminal passenger, excluding hotel services(4)(5)	52.1	54.4	56.7
Change in non-aeronautical revenues per terminal passenger, excluding hotel services(2)(5)	10.4%	4.4%	4.2%

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

In 2017, we served 19.7 million terminal passengers, of which 17.2 million were domestic and 2.5 million were international, and approximately 0.1 million were transit passengers.  The increase in passengers in 2017 was principally due to an increase in the number of routes at several of our airports.

Classification of Revenues

We classify our revenues into three categories: revenues from aeronautical services, revenues from non‑aeronautical services and revenues from construction services.  Historically, a substantial majority of our total revenues have been derived from aeronautical services.  For example, in 2017, 61.0% of our total revenues were derived from aeronautical services, and the remainder of our revenues was derived from non‑aeronautical services and construction services.  Aeronautical services represented 74.9% of the sum of our aeronautical and non‑aeronautical revenues.

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

Our revenues from non‑aeronautical services are not subject to price regulation under our maximum rates and generally includes revenues earned from:  (i) commercial activities, such as car parking (which may be subject to certain municipal regulations, but not to our maximum rates), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as advertising, retail operators, food and beverage providers, car rental companies, time‑share sales and promotions service providers, duty‑free operators and fees collected from other miscellaneous sources, such as financial services providers, telecommunications providers and other passenger services providers; (ii) diversification activities, which include revenues earned by the operation of the Terminal 2 NH Collection Hotel of Mexico City International Airport, OMA Carga operations (air cargo logistics services), the Hilton Garden Inn hotel at the Monterrey airport and real estate services; and (iii) complementary activities, which principally include our checked baggage‑screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations, as well as fees for access to federal zones.

We recognize revenues from construction services derived from the improvements made to airports that are included in our master development programs.  We recognize revenues and costs for improvements to airport concessions that are included in the airport’s master development program.  Construction service revenues related to the airport concession are determined based on negotiations between us and the Ministry of Communication and Transportation (recognized according to the percentage‑of‑completion method), as we construct or improve the airports based on the master development programs.

For a detailed description of the components of our aeronautical and non‑aeronautical revenue categories, see “Item 4. Information on the Company—Business Overview—Our Sources of Revenues.”

Fluctuations in the Peso

From December 31, 2014 to December 31, 2015, the peso depreciated by approximately 16.6%, from Ps.14.75 per U.S.$1.00 on December 31, 2014, to Ps.17.20 per U.S.$1.00 on December 31, 2015.  From December 31, 2015 to December 31, 2016, the peso depreciated by approximately 19.9%, from Ps.17.20 per U.S.$1.00 on December 31, 2015, to Ps.20.62 per U.S.$1.00 on December 31, 2016. From December 31, 2016 to December 31, 2017, the peso appreciated by approximately 4.7%, from Ps.20.62 per U.S.$1.00 on December 31, 2016, to Ps. 19.64 per U.S.$1.00 on December 31, 2017.  The peso appreciated, reaching Ps.18.61 per U.S.$1.00 on April 20, 2018.

A depreciation of the peso affects our business in the following ways:  (i) international passengers pay tariffs denominated in U.S. dollars, and these tariffs are generally collected in Mexican pesos 30 to 60 days following the date of each flight; thus any depreciation of the Mexican peso has a positive impact on our results from operations which are denominated in Mexican pesos and (ii) we have financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos thus causing foreign exchange losses.  As of December 31, 2017, international passenger charges amounted to Ps.921,539 thousand, and as of December 31, 2017, we had U.S.$15.6 million of liabilities denominated in U.S. dollars.

Aeronautical Revenues

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five‑year period, which is the maximum annual amount of revenues per workload unit (a workload unit is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services.  See “Item 4. Regulatory Framework—Revenue Regulation” for a description of our maximum rates and the rate setting procedures for future periods.  The maximum rates for our airports have been determined for each year through December 31, 2020.

The following table sets forth our revenues from aeronautical services for the periods indicated:

	For the Year Ended December 31,
	2015		2016		2017
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Aeronautical revenues:
Domestic passenger charges	1,863,875	61.5%	2,477,711	64.0%	2,801,751	64.5%
International passenger charges	632,834	20.9%	810,519	20.9%	921,539	21.2%
Landing charges	150,739	5.0%	167,298	4.3%	178,638	4.1%
Platform for embarking and disembarking	107,465	3.5%	118,004	3.0%	119,123	2.8%
Aircraft parking charges on extended stay or overnight	30,284	1.0%	33,242	0.9%	31,923	0.7%
Domestic and international passenger and carry-on baggage check	36,433	1.2%	37,925	1.0%	48,762	1.1%
Aerocars and jetways	38,983	1.3%	40,715	1.1%	44,234	1.0%
Other airport services, leases and regulated access(1)	172,516	5.6%	187,321	4.8%	201,061	4.6%
Total aeronautical revenues	3,033,130	100%	3,872,735	100%	4,347,031	100%

(1)	Includes regulated access fees, leasing of space to airlines for their operations and leasing of space in the airside to cargo handling agents and shippers.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and the leasing of space to airlines, every three months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenues per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers.  Historically, our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers.  In 2017, passenger charges represented 85.7% of our aeronautical services revenues.  In 2017, aeronautical services represented 61.0% of our total revenues and 74.9% of the sum of our aeronautical and non‑aeronautical revenues.

We seek to offer incentives, including discounts on charges for aeronautical services, to encourage carriers to establish new routes and take other measures expected to increase passenger traffic at our airports.  The Mexican Airport Law prevents discriminatory pricing, so incentives we offer must be available to any carrier meeting the conditions specified for those incentives.  In 2015, 2016 and 2017, we offered a general incentive scheme to all airlines that started new routes as well as airlines with increased passenger traffic as compared to 2014, 2015 and 2016, respectively.  The main objective is to promote passenger growth in all of our airports.  We may continue to offer further incentives in the future.

Such initiatives undertaken in the future may not be carried out, and may not increase our passenger traffic volume or our revenues.

In 2017, our aeronautical revenues represented approximately 94.5% of the amount we were entitled to earn under the maximum rates applicable to all of our airports.  To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenues, this percentage could decrease.  We may not be able to collect substantially all of the revenues we are entitled to earn from services subject to price regulation in the future.

Non-Aeronautical Revenues

Non‑aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services.  The contribution to our total revenues from non‑aeronautical services was 20.4% in 2017.  Our non‑aeronautical revenues per terminal passenger increased from Ps.71.0 in 2016 to Ps.74.1 in 2017 due primarily to an increase in and improvement of diversification and commercial activities in all of our airports, specially our revenues from hotel services, OMA Carga, baggage screening services, retail food and beverage and car rental. Our non‑aeronautical revenues in 2017 represented 25.1% of the sum of our aeronautical and non‑aeronautical revenues, and our revenues from commercial activities per terminal passenger increased from Ps.34.7 in 2016 to Ps.35.4 in 2017, due primarily to an increase and improvement of commercial activities in all of our airports, specially our revenues from car rental, food and beverage operations, retail and car parking.

The following table sets forth our revenues from non-aeronautical activities for the periods indicated:

	For the Year Ended December 31,
	2015		2016		2017
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Non-aeronautical revenues:
Commercial activities:
Car parking charges	181,631	16.3%	192,063	14.4%	200,948	13.8%
Advertising	115,579	10.4%	120,591	9.0%	106,045	7.3%
Retail operations(1)	75,975	6.9%	97,631	7.3%	106,908	7.3%
Food and beverage	67,187	6.0%	85,995	6.5%	101,577	7.0%
Car rental operators	60,168	5.4%	75,966	5.7%	92,770	6.4%
Time share developers	12,283	1.1%	13,967	1.0%	13,193	0.9%
Financial services	5,930	0.6%	6,457	0.5%	7,418	0.5%
Communication and services	13,120	1.2%	10,362	0.8%	13,604	0.9%
Services to passenger	2,669	0.2%	2,803	0.2%	2,662	0.2%
VIP lounges	10,119	0.9%	16,937	1.3%	20,453	1.4%
Loyalty program(2)	1,772	0.2%	911	0.1%	—	—
Other commercial revenues(4)	23,421	2.1%	26,787	2.0%	31,420	2.2%
Total commercial activities	569,854	51.3%	650,470	48.8%	696,998	47.9%
Diversification activities:
Hotel services	229,352	20.6%	311,679	23.4%	340,279	23.4%
OMA Carga	107,443	9.7%	132,211	9.9%	152,963	10.5%
Real estate services	10,966	1.0%	12,988	1.0%	12,328	0.8%
Industrial services	—	—	4,952	0.4%	14,647	1.0%
Other diversification revenues(4)	2,088	0.2%	5,852	0.4%	4,405	0.3%
Total diversification activities	349,849	31.5%	467,682	35.1%	524,622	36.0%
Complementary Activities:
Leasing of space(3)	69,376	6.3%	67,784	5.1%	73,575	5.1%
Access rights	11,156	1.0%	13,984	1.0%	16,538	1.1%
Documented baggage inspection	99,974	9.0%	121,400	9.1%	132,262	9.1%
Other complementary revenues(5)	11,332	1.0%	11,442	0.9%	12,343	0.8%
Total complementary activities	191,838	17.3%	214,610	16.1%	234,718	16.1%
Total revenues from non-aeronautical services	1,111,541	100.0%	1,332,762	100.0%	1,456,338	100.0%

(1)	Includes revenues from duty-free operations.

(2)	Masterkey is a loyalty program for passengers in OMA’s airports, which provides discounts and exclusive services for an annual membership fee.

(3)	Includes the leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).

(4)	Other revenues consist mainly of recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports.

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

The majority of our non‑aeronautical revenues are derived from commercial activities, which represented 47.9% of our non‑aeronautical revenues in 2017.  Commercial activities include car parking charges (which may be subject to government regulation, but not to our maximum rates), rental and royalty payments from third parties operating retail stores and providing commercial services at our airports, such as advertising, food and beverage providers, car rentals, time‑share sales and promotions services, duty‑free stores and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers.

On an individual basis, our most important source of non‑aeronautical revenues is hotel services provided by both Terminal 2 NH Collection Hotel at the Mexico City International Airport and the Hilton Garden Inn Hotel at the Monterrey airport, which represented 23.4% of our non‑aeronautical revenues in 2017 and is part of our diversification activities.  Other than hotel services, diversification activities include OMA Carga operations (air and ground cargo logistics services) and real estate services.

Complementary activities represented 16.1% of our non‑aeronautical revenues in 2017.  These activities primarily include baggage‑screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations; as well as fees for access to federal zones.

Operating Costs

Our operating costs have been, and we believe that they will continue to be, funded entirely from our results of operations.  The following table sets forth our operating costs and certain other related information for the periods indicated:

	For the Year Ended December 31,
	2015	2016		2017
	Amount	Amount	% Change	Amount	% Change
	(in thousands of pesos, except percentages)
Operating Costs:
Cost of services:
Wages and salaries	191,660	203,912	6.4%	219,890	7.8%
Maintenance	147,923	157,740	6.6%	184,246	16.8%
Security and insurance	153,011	167,678	9.6%	176,197	5.1%
Utilities (electricity, cleaning and water)	135,825	158,956	17.0%	189,238	19.1%
Building lease	38,265	41,031	7.2%	45,181	10.1%
Allowance for doubtful accounts	(1,103)	749	N/A	(10,561)	N/A
Cost of hotel service	42,742	58,607	37.1%	65,034	11.0%
Employee statutory profit sharing	2,411	2,121	(12.0)%	1,568	(26.1)%
Equipment lease, fees and other	125,399	109,347	(12.8)%	110,272	0.8%
Total cost of services	836,133	900,141	7.7%	981,065	9.0%
Major maintenance provision	174,293	262,871	50.8%	291,038	10.7%
Cost of construction	347,988	344,772	(0.9)%	1,326,458	284.7%
Administrative expenses	558,222	642,345	15.1%	587,917	(8.5)%
Right to use airport facilities	209,771	244,215	16.4%	271,331	11.1%
Technical assistance fees	97,818	117,987	20.6%	135,074	14.5%
Depreciation and amortization(1)	238,809	276,634	15.8%	299,205	8.2%
Other income, net	(6,930)	(22,250)	221.1%	(1,380)	(93.8)%
Total operating costs	2,456,104	2,766,715	12.6%	3,890,708	40.6%

(1)	Depreciation reflects depreciation of fixed assets, and amortization reflects amortization of our concessions and rights to use airport facilities.

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

Concession Tax

Beginning November 1, 1998, we became subject to Article 232‑A of the Mexican Federal Duties Law, which requires that the holders of concessions pay a tax for the use of state‑owned assets.  This tax is currently equal to 5% of the gross annual revenues of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession.  The concession tax may be revised at any time by the Mexican government, and this tax may increase in the future.  If the Mexican government increases the concession tax, we are entitled to request an increase in its maximum rates from the Ministry of Communications and Transportation; however, the Ministry of Communications and Transportation may not honor such requests in the future.

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

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions.  In 2017, our depreciation and amortization expenses increased by 8.2%, as compared to 2016, primarily due to an increase in investment improvements to concession assets during 2017.

The value of our concessions was determined in June 2000, when SETA won the bid to acquire Series BB shares currently representing 12.6% of our capital stock, based on the value assigned by the independent company INGENIAL.  In addition, we depreciate the value of certain fixed assets that we acquire or build at our airports pursuant to the investment requirements under our master development programs.

Solidarity Fees

We and our subsidiaries have entered into inter‑company agreements under which we provide services and make payments among us and our subsidiaries.  The payments under these agreements affect the revenues, operating costs and income at our individual subsidiaries but not our consolidated results.  Under the intercompany agreements, our parent company Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or GACN, and our administrative services subsidiaries provide certain services and guarantees to our airport operating subsidiaries (which may include payments to certain of our airport operating subsidiaries), in exchange for which our airport operating subsidiaries make payments to GACN and the service subsidiaries.  Each of our airports have entered into a “Solidarity Agreement” with our parent company, pursuant to which each of our airport operating subsidiaries pays a solidarity fee to GACN in exchange for which GACN guarantees the ongoing viability of that subsidiary’s concession, including, in the case of certain subsidiaries, by making payments to those subsidiaries to ensure that they have the resources to comply with their master development programs and other regulatory obligations.  As described under “Item 4. Information on the Company—Regulatory Framework—General Obligations of Concession Holders,” in the event of a breach of one concession, the Ministry of Communications and Transportation is entitled to revoke all of the concessions held by our airport operating subsidiaries.  Therefore, our airport operating subsidiaries that generate higher revenues pay higher solidarity fees to our parent company to ensure the continued viability of the concessions held by our airport operating subsidiaries that generate lower revenues.  Amounts paid pursuant to the Solidarity Agreements are determined in accordance with Mexican transfer pricing regulations established under the Mexican Income Tax Law and are in line with a transfer pricing study that we commission annually from an independent third party.  The intercompany agreements also include agreements to provide other routine services, including negotiating regulated tariffs and interfacing with regulators, leasing of commercial real estate, trademark license royalties, marketing services and employee costs.  The costs of these services and guarantees, including the solidarity fees, are actual costs that are charged to individual airports.

Capital Expenditures

In 2017, capital expenditures were Ps.1,581,959 thousand.  We funded our capital expenditures through cash flows from operations, and we believe that we will continue to fund them through cash flow from operations, as well as new debt, in the future.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Employee Statutory Profit Sharing

We are subject to the mandatory statutory employee profit sharing regime (participación de los trabajadores en las utilidades de las empresas, or “PTU”) established by the Mexican Federal Labor Law.  Under this regime, 10% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees other than the chief executive officer.

Taxation

The recognition of a deferred tax asset from previous years represented Ps.2,432 thousand for the year ended December 31, 2017.  As a result, in 2017, we had an effective tax rate of 27.6%.

The statutory Corporate Income Tax rate in 2017, 2016 and 2015 was 30.0%.

A withholding tax at a rate of 10% on the gross amount of dividends distributed to non‑Mexican holders with respect to our Series B shares and our ADSs was enacted as part of the 2013 tax reforms.  For a further discussion of the withholding tax, see “Item 10. Additional Information—Taxation—Taxation of Dividends.”

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated:  the percentage that the Mexican peso devalued or appreciated against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate and the percentage that Mexican GDP changed as compared to the previous period:

	For the Year Ended December 31,
	2016	2017
Depreciation of the Mexican peso as computed to the U.S. dollar(1)	19.9%	(4.7)%
Mexican inflation rate(2)	3.4%	6.8%
U.S. inflation rate(3)	2.1%	2.1%
Increase in Mexican GDP(4)	2.3%	2.0%

(1)    Based on changes in the noon buying rate for Mexican pesos, as published by the U.S. Federal Reserve at the end of each period, which were as follows:  Ps.20.62 per U.S.$1.00 as of December 31, 2016 and Ps.19.64 per U.S.$1.00 as of December 31, 2017.

(2)    Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican Central Bank.  The year‑end Mexican Consumer Price Index was 122.515 in 2016 and 130.813 in 2017.

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

	For the Year Ended December 31,
	2015	2016	2017
	(in thousands of pesos, except percentages)
Metropolitan Destination
Monterrey:
Revenues:
Aeronautical services	1,443,311	1,799,823	2,046,097
Non-aeronautical services	484,111	560,016	547,586
Construction services	70,999	97,631	367,214
Total revenues	1,998,421	2,457,470	2,960,897
Operating costs:
Costs and administrative expenses	310,601	343,052	365,806
Major maintenance provision	24,327	64,794	72,284
Construction costs	70,999	97,631	367,214
Depreciation and amortization	76,357	76,016	84,142
Solidarity fee	1,150,670	1,402,061	1,552,711
Total operating costs	1,632,954	1,983,554	2,442,157
Income from operations	365,467	473,916	518,740
Operating margin(1)	18.3%	19.3%	17.5%

	For the Year Ended December 31,
	2015	2016	2017
	(in thousands of pesos, except percentages)
Tourist Destinations
Acapulco:
Revenues:
Aeronautical services	138,309	149,214	158,448
Non-aeronautical services	27,864	30,446	34,089
Construction services	81,869	76,772	372,253
Total revenues	248,042	256,432	564,790
Operating costs:
Costs and administrative expenses	56,160	37,435	60,628
Major maintenance provision	21,621	2,934	8,476
Construction costs	81,869	76,772	372,253
Depreciation and amortization	18,737	19,466	20,105
Solidarity fee	48,326	80,364	64,795
Total operating costs	226,713	216,971	526,257
Income from operations	21,329	39,461	38,533
Operating margin(1)	8.6%	15.4%	6.8%

Mazatlán:
Revenues:
Aeronautical services	168,703	221,522	249,479
Non-aeronautical services	40,820	46,879	47,819
Construction services	41,487	19,527	30,204
Total revenues	251,010	287,928	327,502
Operating costs:
Costs and administrative expenses	49,225	53,470	61,073
Major maintenance provision	(4,949)	12,490	16,913
Construction costs	41,487	19,527	30,204
Depreciation and amortization	14,486	15,458	15,814
Solidarity fee	110,590	131,931	144,031
Total operating costs	210,839	232,876	268,035
Income from operations	40,171	55,052	59,467
Operating margin(1)	16.0%	19.1%	18.2%

Zihuatanejo:
Revenues:
Aeronautical services	118,736	141,091	167,550
Non-aeronautical services	23,751	26,280	27,334
Construction services	57,943	25,699	28,039
Total revenues	200,430	193,070	222,923
Operating costs:
Costs and administrative expenses	42,710	28,391	42,645
Major maintenance provision	(73)	17,170	20,566
Construction costs	57,943	25,699	28,039
Depreciation and amortization	15,073	16,680	17,347
Solidarity fee	57,439	69,185	75,351
Total operating costs	173,092	157,125	183,948
Income from operations	27,338	35,945	38,975
Operating margin(1)	13.6%	18.6%	17.5%

	For the Year Ended December 31,
	2015	2016	2017
	(in thousands of pesos, except percentages)
Regional Destinations
Chihuahua:
Revenues:
Aeronautical services	196,033	272,921	308,746
Non-aeronautical services	40,204	48,374	52,742
Construction services	3,769	16,061	122,412
Total revenues	240,006	337,356	483,900
Operating costs:
Costs and administrative expenses	49,308	51,000	58,522
Major maintenance provision	30,246	28,066	18,446
Construction costs	3,769	16,061	122,412
Depreciation and amortization	12,025	11,853	12,683
Solidarity fee	118,105	166,118	199,542
Total operating costs	213,453	273,098	411,605
Income from operations	26,553	64,258	72,295
Operating margin(1)	11.1%	19.0%	14.9%

Culiacán:
Revenues:
Aeronautical services	255,921	351,096	409,399
Non-aeronautical services	39,981	48,280	53,296
Construction services	34,058	9,608	43,362
Total revenues	329,960	408,984	506,057
Operating costs:
Costs and administrative expenses	52,111	66,614	71,442
Major maintenance provision	23,338	11,251	10,368
Construction costs	34,058	9,608	43,362
Depreciation and amortization	15,898	16,006	16,147
Solidarity fee	163,791	225,630	272,181
Total operating costs	289,196	329,109	413,500
Income from operations	40,764	79,875	92,557
Operating margin(1)	12.4%	19.5%	18.3%

Durango:
Revenues:
Aeronautical services	63,186	98,550	100,884
Non-aeronautical services	9,080	11,026	11,061
Construction services	2,992	4,381	19,974
Total revenues	75,258	113,957	131,919
Operating costs:
Costs and administrative expenses	22,467	22,816	26,242
Major maintenance provision	23,868	14,649	18,130
Construction costs	2,992	4,381	19,974
Depreciation and amortization	5,867	5,965	6,140
Solidarity fee	9,073	47,129	39,045
Total operating costs	64,267	94,940	109,531
Income from operations	10,991	19,017	22,388
Operating margin(1)	14.6%	16.7%	17.0%

	For the Year Ended December 31,
	2015	2016	2017
	(in thousands of pesos, except percentages)
San Luis Potosí:
Revenues:
Aeronautical services	99,341	130,337	149,823
Non-aeronautical services	20,482	23,666	24,603
Construction services	4,668	24,456	108,756
Total revenues	124,491	178,459	283,182
Operating costs:
Costs and administrative expenses	27,706	26,310	28,283
Major maintenance provision	(16,415)	28,384	29,556
Construction costs	4,668	24,456	108,757
Depreciation and amortization	7,431	7,105	7,934
Solidarity fee	78,415	61,403	79,575
Total operating costs	101,805	147,658	254,105
Income from operations	22,686	30,801	29,077
Operating margin(1)	18.2%	17.3%	10.3%

Tampico:
Revenues:
Aeronautical services	144,178	162,389	171,550
Non-aeronautical services	22,810	22,735	25,859
Construction services	9,589	32,053	46,742
Total revenues	176,577	217,177	244,151
Operating costs:
Costs and administrative expenses	31,839	38,053	40,495
Major maintenance provision	21,551	10,782	14,583
Construction costs	9,589	32,053	46,742
Depreciation and amortization	6,655	6,567	7,697
Solidarity fee	74,150	92,697	95,152
Total operating costs	143,784	180,152	204,669
Income from operations	32,793	37,025	39,482
Operating margin(1)	18.6%	17.0%	16.2%

Torreón:
Revenues:
Aeronautical services	110,480	151,251	156,158
Non-aeronautical services	18,191	20,087	22,478
Construction services	14,796	5,722	20,017
Total revenues	143,467	177,060	198,653
Operating costs:
Costs and administrative expenses	30,346	31,367	33,931
Major maintenance provision	1,431	16,916	19,361
Construction costs	14,796	5,722	20,017
Depreciation and amortization	8,484	8,515	8,726
Solidarity fee	63,345	80,272	80,878
Total operating costs	118,402	142,792	162,913
Income from operations	25,065	34,268	35,740
Operating margin(1)	17.5%	19.4%	18.0%

Zacatecas:
Revenues:
Aeronautical services	66,957	87,616	95,153
Non-aeronautical services	9,304	10,120	12,172
Construction services	10,294	7,677	19,174
Total revenues	86,555	105,413	126,499
Operating costs:
Costs and administrative expenses	21,886	24,425	29,231
Major maintenance provision	10,768	17,315	19,843
Construction costs	10,294	7,677	19,174
Depreciation and amortization	6,718	6,656	6,815
Solidarity fee	25,287	29,793	32,082
Total operating costs	74,953	85,866	107,145
Income from operations	11,602	19,547	19,354
Operating margin(1)	13.4%	18.5%	15.3%

	For the Year Ended December 31,
	2015	2016	2017
	(in thousands of pesos, except percentages)
Border Destinations
Ciudad Juárez:
Revenues:
Aeronautical services	146,201	208,042	244,891
Non-aeronautical services	29,225	34,351	40,676
Construction services	9,512	9,905	31,917
Total revenues	184,938	252,298	317,484
Operating costs:
Costs and administrative expenses	43,402	50,427	48,449
Major maintenance provision	29,265	24,025	31,042
Construction costs	9,512	9,905	31,917
Depreciation and amortization	10,658	10,334	11,104
Solidarity fee	63,508	109,129	137,857
Total operating costs	156,345	203,820	260,369
Income from operations	28,593	48,478	57,115
Operating margin(1)	15.5%	19.2%	18.0%

Reynosa:
Revenues:
Aeronautical services	95,742	113,506	104,311
Non-aeronautical services	12,557	14,150	15,094
Construction services	6,012	23,847	127,353
Total revenues	114,311	151,503	246,758
Operating costs:
Costs and administrative expenses	25,587	24,558	29,074
Major maintenance provision	9,315	19,240	11,471
Construction costs	6,012	23,847	127,353
Depreciation and amortization	6,127	6,290	6,616
Solidarity fee	52,897	52,029	48,363
Total operating costs	99,938	125,964	222,877
Income from operations	14,373	25,539	23,881
Operating margin(1)	12.6%	16.9%	9.7%

	For the Year Ended December 31,
	2015	2016	2017
	(in thousands of pesos, except percentages)
Hotels
Terminal 2 NH Collection Hotel:
Revenues:
Non-aeronautical services	212,488	227,884	250,777
Total revenues	212,488	227,884	250,777
Operating costs:
Costs and administrative expenses	131,840	138,550	154,181
Depreciation and amortization	20,506	20,739	20,799
Total operating costs	152,346	159,289	174,980
Income from operations	60,142	68,595	75,797
Operating margin	28.3%	30.1%	30.2%

Hilton Garden Inn Hotel:
Revenues:
Non-aeronautical services	16,882	83,625	90,875
Total revenues	16,882	83,625	90,875
Operating costs:
Costs and administrative expenses	16,703	52,135	55,084
Depreciation and amortization	1,163	9,268	10,111
Total operating costs	17,866	61,403	65,195
(Loss) income from operations	(984)	22,222	25,680
Operating margin	(5.8)%	26.6%	28.3%

	For the Year Ended December 31,
	2015	2016	2017
	(in thousands of pesos, except percentages)
Industrial Park
OMA-Vynmsa Aero Industrial Park:
Revenues:
Non-aeronautical services	N/A	4,952	12,914
Total revenues	N/A	4,952	12,914
Operating costs:
Costs and administrative expenses	N/A	4,599	5,481
Depreciation and amortization	N/A	3,416	9,200
Total operating costs	N/A	8,015	14,681
Loss from operations	N/A	(3,063)	(1,767)
Operating margin	N/A	(61.9)%	(13.7)%

(1)	We determine operating margin per airport by dividing income from operations at each airport by total revenues for that airport.

Summary Historical Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated:

	Year Ended December 31,
	2015	2016		2017
	Amount	Amount	% Change	Amount	% Change
	(in thousands of pesos, except percentages)
Revenues:
Aeronautical services	3,033,130	3,872,735	27.7%	4,347,031	12.2%
Non-aeronautical services	1,111,541	1,332,762	19.9%	1,456,338	9.3%
Construction services	347,988	344,772	(0.9)%	1,326,458	284.7%
Total revenues	4,492,659	5,550,269	23.5%	7,129,827	28.5%
Operating costs:
Cost of services	836,133	900,141	7.7%	981,065	9.0%
Major maintenance provision	174,293	262,871	50.8%	291,038	10.7%
Construction costs	347,988	344,772	(0.9)%	1,326,458	284.7%
Administrative expenses	558,222	642,345	15.1%	587,917	(8.5)%
Concession taxes	209,771	244,215	16.4%	271,331	11.1%
Technical assistance fees	97,818	117,987	20.6%	135,074	14.5%
Depreciation and amortization	238,809	276,634	15.8%	299,205	8.2%
Other income	(6,930)	(22,250)	221.1%	(1,380)	(93.8)%
Total operating costs	2,456,104	2,766,715	12.6%	3,890,708	40.6%
Income from operations	2,036,555	2,783,554	36.7%	3,239,119	16.4%
Interest expense, net	(254,024)	(131,094)	(48.4)%	(225,532)	72.0%
Exchange loss, net	(33,784)	(29,177)	(13.6)%	(63,072)	116.2%
Income before income taxes	1,748,747	2,623,283	50.0%	2,950,515	12.5%
Income taxes	512,110	746,782	45.8%	813,073	8.9%
Consolidated net income	1,236,637	1,876,501	51.7%	2,137,442	13.9%

Other operating data:
Operating margin(1)	45.3%	50.2%	N/A	45.4%	N/A
Net margin(2)	27.5%	33.8%	N/A	30.0%	N/A

(1)	Income from operations divided by total revenues, expressed as a percentage.

(2)	Net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year Ended December 31, 2017, Compared to the Year Ended December 31, 2016.

Consolidated Revenues

Total revenues for 2017 were Ps.7,129,827 thousand, 28.5% higher than the Ps.5,550,269 thousand recorded in 2016, primarily as a result of an increase in both aeronautical and non‑aeronautical revenues.  The sum of aeronautical and non‑aeronautical revenues in 2017 increased by 11.5% as compared to 2016.

Aeronautical revenues increased by 12.2% to Ps.4,347,031 thousand in 2017, as compared to Ps.3,872,735 thousand in 2016, due primarily to an increase in passenger charges from Ps.3,288,230 thousand in 2016 to Ps. 3,723,290 thousand in 2017, attributable to a 4.8% increase in passenger traffic.  Aeronautical revenues per workload unit in 2017 were Ps.210.5 compared to Ps.196.7 in 2016, an increase of 7.0%.

Non‑aeronautical revenues increased by 9.3% from Ps.1,332,762 thousand in 2016 to Ps.1,456,338 in 2017, due primarily to the diversification and expansion of our commercial activities.  Non‑aeronautical revenues per terminal passenger increased by 4.3%, from Ps.71.0 in 2016 to Ps.74.1 in 2017, due primarily to the development and implementation of the commercial and diversification initiatives mentioned under “Item 4. Information on the Company–Business Overview–Our Sources of Revenues.”

Revenues from construction services in 2017 were Ps.1,326,458 thousand, an increase of 284.7% from Ps.344,772 thousand recognized in 2016, primarily as a result of an increase in investment in improvements of concession assets, principally in the Acapulco, Monterrey, Chihuahua and San Luis Potosí airports.

Our revenues are highly dependent on the volume of passenger traffic.  We have reasonable expectations that passenger traffic will continue to increase in the upcoming years.

Revenues by Segment

On an airport-by-airport basis, the principal contributors to total revenues in 2017 were the Monterrey airport (Ps.2,960,897 thousand), the Acapulco airport (Ps.564,790 thousand), the Culiacán airport (Ps.506,057 thousand), the Chihuahua airport (Ps.483,900 thousand), the Mazatlán airport (Ps.327,502 thousand), the Ciudad Juárez airport (Ps.317,484 thousand), and the San Luis Potosí airport (Ps.283,183 thousand).  The new terminal at the Acapulco Airport helped to increase revenues in 2017, but, historically, Monterrey, Culiacán and Chihuahua have been our three principal contributors to revenues, and we expect this trend to continue in the future.

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 13.7% from Ps.1,799,823 thousand in 2016 to Ps.2,046,097 thousand in 2017, due primarily to a 13.8% increase in passenger charges, as a result of a 6.5% increase in passenger traffic.  Non-aeronautical revenues decreased by 2.2% from Ps.560,016 thousand in 2016 to Ps.547,586 in 2017, due primarily to a 31.5% decrease in revenues from OMA Carga, derived from the opening of the OMA Logística bonded warehouse located at the Monterrey airport, which exclusively deals with ground cargo operations, which used to be operated, along with air cargo operations, by the OMA Carga bonded warehouse located at the Monterrey airport. As of February 17, 2018, the bonded warehouse of OMA Carga in the Monterrey airport is dedicated to serving only air cargo operations. The decrease in non-aeronautical revenues was also due to a 13.7% decrease in advertising.  The sum of aeronautical and non‑aeronautical revenues increased by 9.9% from Ps.2,359,839 thousand in 2016 to Ps.2,593,683 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 3.1% from Ps.244.4 in 2016 to Ps.251.8 in 2017, principally due to the increase in aeronautical revenues.

Tourist Destinations

At the Acapulco airport, aeronautical revenues increased by 6.2% from Ps. 149,214 thousand in 2016 to Ps.158,448 thousand in 2017, due primarily to a 6.3% increase in passenger charges, as a result of an increase in aeronautical tariffs.  Non‑aeronautical revenues increased by 12.0% from Ps.30,446 thousand in 2016 to Ps.34,089 thousand in 2017, due primarily to a 38.0% increase in car rental and an 84.2% increase in rental revenues from telecommunications companies.  The sum of aeronautical and non‑aeronautical revenues increased by 7.2% from Ps.179,660 thousand in 2016 to Ps.192,537 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 12.3% from Ps.249.1 in 2016 to Ps.279.6 in 2017, principally due to an increase in aeronautical and non-aeronautical revenues.

At the Mazatlán airport, aeronautical revenues increased by 12.6% from Ps. 221,522 thousand in 2016 to Ps.249,479 thousand in 2017, due primarily to a 15.1% increase in passenger charges, as a result of an increase in aeronautical tariffs.  Non‑aeronautical revenues increased by 2.0% from Ps.46,879 thousand in 2016 to Ps.47,819 thousand in 2017, due primarily to a 20.9% increase in car rental, an 8.4% increase in retail and an 11.6% increase in food and beverage.  The sum of aeronautical and non‑aeronautical revenues increased by 10.8% from Ps.268,401 thousand in 2016 to Ps.297,298 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 8.3% from Ps.270.2 in 2016 to Ps.292.5 in 2017, principally due to the increase in aeronautical and non aeronautical revenues.

At the Zihuatanejo airport, aeronautical revenues increased by 18.8% from Ps.141,091 thousand in 2016 to Ps.167,550 thousand in 2017, due primarily to a 20.3% increase in passenger charges, as a result of a 7.3% increase in passenger traffic.  Non‑aeronautical revenues increased by 4.0% from Ps.26,280 thousand in 2016 to Ps.27,334 thousand in 2017, due primarily to a 44.7% increase in revenues from complementary service suppliers, a 9.6% increase in car rental and a 14.8% increase in food and beverage.  The sum of aeronautical and non‑aeronautical revenues increased by

16.4% from Ps.167,371 thousand in 2016 to Ps.194,884 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 8.7% from Ps.298.9 in 2016 to Ps.324.9 in 2017, principally due to the increase in aeronautical and non aeronautical revenues.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 13.1% from Ps.272,921 thousand in 2016 to Ps.308,746 thousand in 2017, due primarily to a 16.3% increase in passenger charges, as a result of a 7.9% increase in passenger traffic.  Non‑aeronautical revenues increased by 9.0% from Ps.48,374 thousand in 2016 to Ps.52,742 thousand in 2017, due primarily to a 29.1% increase in revenues from OMA Carga and a 22.6% increase in car rental.  The sum of aeronautical and non‑aeronautical revenues increased by 12.5% from Ps.321,295 thousand in 2016 to Ps.361,488  thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 4.5% from Ps.234.6 in 2016 to Ps.245.1 in 2017, principally due to the increase in aeronautical and non-aeronautical revenues.

At the Culiacán airport, aeronautical revenues increased by 16.6% from Ps.351,096 thousand in 2016 to Ps.409,399 thousand in 2017, due primarily to an 18.5% increase in passenger charges, as a result of a 10.6% increase in passenger traffic. Non-aeronautical revenues increased by 10.4% from Ps.48,280 thousand in 2016 to Ps.53,296 thousand in 2017, due primarily to a 26.3% increase in car rental, an 89.1% increase in VIP lounge revenue and an 18.7% increase in retail operations.  The sum of aeronautical and non‑aeronautical revenues increased by 15.9% from Ps.399,376 thousand in 2016 to Ps.462,695 in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 5.0% from Ps.226.1 in 2016 to Ps.237.4 in 2017, principally due to the increase in aeronautical and non-aeronautical revenues.

At the Durango airport, aeronautical revenues increased by 2.4% from Ps.98,550 thousand in 2016 to Ps.100,884 thousand in 2017, due primarily to a 28.3% increase in international passenger charges, as a result of an 18.0% increase in international passenger traffic.  Non‑aeronautical revenues increased by 0.3% from Ps.11,026 thousand in 2016 to Ps.11,061 thousand in 2017, due primarily to a 21.7% increase in car rental.  The sum of aeronautical and non‑aeronautical revenues increased by 2.2% from Ps.109,576 thousand in 2016 to Ps.111,945 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 9.6% from Ps.255.8 in 2016 to Ps.280.4 in 2017, principally due to the increase in aeronautical and non-aeronautical revenues.

At the San Luis Potosí airport, aeronautical revenues increased by 15.0% from Ps.130,337 thousand in 2016 to Ps.149,823 thousand in 2017, due primarily to a 16.2% increase in passenger charges, as a result of a 9.7% increase in passenger traffic.  Non‑aeronautical revenues increased by 4.0% from Ps.23,666 thousand in 2016 to Ps.24,603 thousand in 2017, due primarily to a 21.7% increase in leasing of space, a 9.5% increase in car rental and a 7.3% in car parking.  The sum of aeronautical and non‑aeronautical revenues increased by 13.3% from Ps.154,003 thousand in 2016 to Ps.174,426 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 5.2% from Ps. 202.0 in 2016 to Ps.212.6 in 2017, principally due to the increase in aeronautical and non-aeronautical revenues.

At the Tampico airport, aeronautical revenues increased by 5.6% from Ps.162,389 thousand in 2016 to Ps.171,550 thousand in 2017 due primarily to a 7.2% increase in passenger charges, as a result of an increase in aeronautical tariffs. Non‑aeronautical revenues increased by 13.7% from Ps.22,735 thousand in 2016 to Ps.25,859 thousand in 2017, due primarily to a 46.7% increase in car rental and a 39.7% increase in food and beverage.  The sum of aeronautical and non‑aeronautical revenues increased by 6.6% from Ps.185,124 thousand in 2016 to Ps.197,409 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 6.8% from  Ps.256.5 in 2016 to Ps.274.0 in 2017, principally due to the increase in aeronautical and non-aeronautical revenues.

At the Torreón airport, aeronautical revenues increased by 3.2% from Ps.151,251 thousand in 2016 to Ps.156,158 thousand in 2017, due primarily to a 6.2% increase in passenger charges.  Non‑aeronautical revenues increased by 11.9% from Ps.20,087 thousand in 2016 to Ps.22,478 thousand in 2017, due primarily to a 75.0% increase in car rental.  The sum of aeronautical and non‑aeronautical revenues increased by 4.3% from Ps.171,338 thousand in 2016 to Ps.178,636 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 8.9% from Ps.261.4 in 2016 to Ps.284.6 in 2017, principally due to the increase in aeronautical and non-aeronautical revenues.

At the Zacatecas airport, aeronautical revenues increased by 8.6% from Ps.87,616 thousand in 2016 to Ps.95,153 thousand in 2017, due primarily to a 9.3% increase in passenger charges, as a result of a 1.8% increase in passenger traffic. Non‑aeronautical revenues increased by 20.3% from Ps.10,120 thousand in 2016 to Ps.12,172 thousand in 2017, due primarily to a 144.5% increase in revenues from car rental.  The sum of aeronautical and non‑aeronautical revenues increased by 9.8% from Ps.97,736 thousand in 2016 to Ps.107,325 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit at the Zacatecas airport increased by 7.8% from Ps.284.7 in 2016 to Ps.307.1 in 2017, principally due to the increase in aeronautical and non aeronautical revenues.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 17.7% from Ps.208,042 thousand in 2016 to Ps.244,891 thousand in 2017, due primarily to a 21.2% increase in national passenger charges, as a result of a 6.9% increase in domestic passenger traffic.  Non‑aeronautical revenues increased by 18.4% from Ps.34,351 thousand in 2016 to Ps.40,676 thousand in 2017, due primarily to a 14.1% increase in car parking revenues, a 46.2% increase in food and beverage revenues and a 347.3% increase in OMA Carga operations.  The sum of aeronautical and non‑aeronautical revenues increased by 17.8% from Ps.242,393 thousand in 2016 to Ps.285,567 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 10.6% from Ps.213.2 in 2016 to Ps.235.8 in 2017, principally due to the increase in aeronautical and non aeronautical revenues.

At the Reynosa airport, aeronautical revenues decreased by 8.1% from Ps.113,506 thousand in 2016 to Ps.104,311 thousand in 2017, due primarily to a 9.0% decrease in national passenger charges, as a result of a 14.4% decrease in national passenger traffic. Non‑aeronautical revenues increased by 6.7% from Ps.14,150 thousand in 2016 to Ps.15,094 thousand in 2017, due primarily to a 39.9% increase in revenues from car rental.  The sum of aeronautical and non‑aeronautical revenues decreased by 6.5% from Ps.127,656 thousand in 2016 to Ps.119,405 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 8.7% from Ps.223.9 in 2016 to Ps.243.3 in 2017, due to the increase in non aeronautical revenues.

Hotels

At our Terminal 2 NH Collection Hotel, total revenues increased by 10.0% from Ps.227,884 thousand in 2016 to Ps.250,777 thousand in 2017, due primarily to an increase in the annual average rate per room of 3.4% to Ps.2,277 from Ps.2,202 in 2016.  The revenues of the Terminal 2 NH Collection Hotel are dependent on passenger traffic traveling to and from the Mexico City International Airport.

At our Hilton Garden Inn Hotel at the Monterrey airport, total revenues increased by 8.7% from Ps. 83,625 thousand in 2016 to Ps.90,875  thousand in 2017, due primarily to an increase in the annual average rate per room of 2.8% to Ps.2,010 from Ps.1,954 in 2016.  The revenues of the Hilton Garden Inn Hotel are dependent on passenger traffic traveling to and from the Monterrey international airport.

Industrial Park

At our OMA-Vynmsa Aero Industrial Park, total revenues increased by 160.8% from Ps.4,952 thousand in 2016 to Ps.12,914 thousand in 2017, due primarily to an increase in the number of leased commercial warehouses.  The price per square meter (3.28 square feet) is denominated in U.S. dollars and collected in the same currency, according to market practices.  As of the date of this report, we have two warehouses under construction, of which one already has an 84-month lease agreement and the other is in the process of commercialization. We expect to complete the construction by mid-2018.

Operating Results

Cost of Services

Our cost of services increased by 9.0% from Ps. 900,141 thousand in 2016 to Ps.981,065 thousand in 2017, mainly due to a higher volume of operations that resulted in a 19.1% increase in utilities costs (electricity, cleaning and water services) and a 16.8% increase in maintenance. As a percentage of the sum of aeronautical and non‑aeronautical revenues, cost of services decreased from 17.3% in 2016 to 16.9% in 2017.

Major maintenance provision

Our major maintenance provision increased from Ps.262,871 thousand in 2016 to Ps.291,038 thousand in 2017, due to inflation adjustments based on the Mexican producer price index (excluding fuel).

Administrative Expenses

Our administrative expenses decreased by 8.5% from Ps.642,345 thousand in 2016 to Ps.587,917 thousand in 2017, due primarily to a 33.2% decrease in studies and a 46.8% decrease in travel expenses.

Technical Assistance Fee

Our technical assistance fee, which is paid in U.S. dollars, increased by 14.5% from Ps.117,987 thousand in 2016 to Ps.135,074 thousand in 2017, reflecting an increase in revenues.

Concession Tax

Our concession tax increased by 11.1% from Ps.244,215 thousand in 2016 to Ps.271,331 thousand in 2017, as a result of an increase in aeronautical and non-aeronautical revenues.

Depreciation and Amortization

Our 8.2% increase in depreciation and amortization, from Ps.276,634 thousand in 2016 to Ps.299,205 thousand in 2017, was principally due to an increase in investment improvements to concession assets during 2017.

Income from Operations

On a consolidated basis, our operating income increased by 16.4% from Ps.2,783,554 thousand during 2016 to Ps.3,239,119 thousand in 2017, due primarily to a 28.5% increase in total revenue, which offset the 40.6% increase in total cost.  Our operating margin decreased from 50.2% in 2016 to 45.4% in 2017, but, considering only the sum of our aeronautical and non‑aeronautical revenues, our operating margin increased from 53.5% in 2016 to 55.8% in 2017.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “—Operating Results—Solidarity Fees.”  In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2017 were the Monterrey airport (Ps.2,046,097 thousand), the Culiacán airport (Ps.409,399 thousand), the Chihuahua airport (Ps.308,746 thousand), the Mazatlán airport (Ps.249,479 thousand), the Ciudad Juárez airport (Ps.244,891 thousand), and the Tampico airport (Ps.171,550 thousand).

Metropolitan Destination

Operating income for the Monterrey airport increased by 9.5% from Ps.473,916 thousand in 2016 to Ps.518,740 thousand in 2017, due primarily to an increase in aeronautical and non-aeronautical revenues that offset the increase in operating costs.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps.1,402,061 thousand in 2016 to Ps.1,552,711 thousand in 2017, due to an increase in aeronautical operations.

Tourist Destinations

Operating income for the Acapulco airport decreased by 2.4% from Ps.39,461thousand in 2016 to Ps.38,533 thousand in 2017, due primarily to an increase in operating costs that exceeded the increase in revenues.  The increase in operating costs mainly reflected a 62.0% increase in cost and administrative expenses due to minor maintenance requirements that increased from Ps.11,806 thousand in 2016 to Ps.18,824 thousand in 2017, and an increase in utilities from Ps. 11,571 thousand in 2016 to Ps.13,237 thousand in 2017, derived from a higher level of operations.

Operating income for the Mazatlán airport increased by 8.0% from Ps.55,052 thousand in 2016 to Ps.59,467 thousand in 2017, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps.131,931 thousand in 2016 to Ps.144,031 thousand in 2017, due to an increase in revenues.

Operating income for the Zihuatanejo airport increased by 8.4% from Ps 35,945 thousand in 2016 to Ps.38,975 thousand in 2017, due primarily to an increase in aeronautical and non-aeronautical revenues. The increase in operating costs mainly reflected a 50.2% increase in costs and administrative expenses, from Ps.28,391 thousand in 2016 to Ps.42,645 thousand in 2017.

Regional Destinations

Operating income for the Chihuahua airport increased by 12.5% from Ps.64,258 thousand in 2016 to Ps.72,295 thousand in 2017, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps.166,118 thousand in 2016 to Ps.199,542 thousand in 2017, due to an increase in revenues.

Operating income for the Culiacán airport increased by 15.9% from Ps.79,875 thousand in 2016 to Ps.92,557 thousand in 2017, due primarily to an increase in aeronautical and non-aeronautical revenues. The increase in operating costs mainly reflected an increase in solidarity fees from Ps.225,630 thousand in 2016 to Ps.272,181 thousand in 2017, due to an increase in revenue.

Operating income for the Durango airport increased by 17.7% from Ps.19,017 thousand in 2016 to Ps.22,388 thousand in 2017, due primarily to an increase in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a reduction in solidarity fees from Ps.47,129 thousand in 2016 to Ps.39,045 thousand in 2017, due to a reduction in operations.

Operating income for the San Luis Potosí airport decreased by 5.6% from Ps.30,801 thousand in 2016 to Ps.29,078 thousand in 2017, due primarily to an increase in operating costs that exceeded the increase in aeronautical and non-aeronautical revenues. The increase in operating costs mainly reflected an increase in solidarity fees from Ps.61,403 thousand in 2016 to Ps.79,575 thousand in 2017, due to an increase in revenue.

Operating income for the Tampico airport increased by 6.6% from Ps.37,025 thousand in 2016 to Ps.39,482 thousand in 2017, due primarily to an increase in aeronautical and non-aeronautical revenues. The increase in operating costs mainly reflected an increase in solidarity fees from Ps.92,697 thousand in 2016 to Ps.95,152 thousand in 2017, due to an increase in revenues.

Operating income for the Torreón airport increased by 4.3% from Ps.34,268 thousand in 2016 to Ps.35,740 thousand in 2017, due primarily to an increase in aeronautical and non-aeronautical revenues. The increase in operating costs mainly reflected an increase in costs and administrative expenses from Ps.31,367 thousand in 2016 to Ps.33,931 thousand in 2017, due to an increase in utilities from Ps.4,660 thousand in 2016 to Ps.5,393 thousand in 2017 and an increase in minor maintenance requirements from Ps.5,704 thousand to Ps.6,092 thousand in 2017.

Operating income for the Zacatecas airport decreased by 1.0% from Ps.19,547 thousand in 2016 to Ps.19,354 thousand in 2017, due primarily to an increase in operating costs that exceeded the increase in aeronautical and non-aeronautical revenues. The increase in operating costs mainly reflected an increase in costs and administrative expenses from Ps.24,425 thousand in 2016 to Ps.29,231 thousand in 2017, due to an increase in other income from Ps.1,187 thousand in 2016 to Ps.2,294 thousand in 2017.

Border Destinations

Operating income for the Ciudad Juárez airport increased by 17.8% from Ps.48,478 thousand in 2016 to Ps.57,115 thousand in 2017, due primarily to an increase in aeronautical and non-aeronautical revenues. The increase in operating costs mainly reflected an increase in solidarity fees from Ps.109,129 thousand in 2016 to Ps.137,857 thousand in 2017 due to an increase in revenues.

Operating income for the Reynosa airport decreased by 6.5% from Ps.25,539 thousand in 2016 to Ps.23,881 thousand in 2017, due primarily to a decrease in aeronautical revenues due to a 13.9% decrease in passenger traffic. The decrease in operating costs mainly reflected a 40.4% decrease in the major maintenance provision due to a decrease in maintenance requirements and a 7.0% decrease in solidarity fees due to a decrease in aeronautical revenue.

Hotels

Operating income for our Terminal 2 NH Collection Hotel increased from Ps.68,595 thousand in 2016 to Ps.75,797 thousand in 2017, due primarily to an increase in revenues. The increase in revenues was mainly due to a 3.4% increase in the average rate per room, from Ps.2,202 in 2016 to Ps.2,277 in 2017, and due to a higher annual occupancy rate, which increased from 79.0% in 2016 to 86.3% in 2017.

Operating income for our Hilton Garden Inn Hotel increased from Ps.22,222 thousand in 2016 to Ps.25,680 thousand in 2017, due primarily to an increase in revenues. The increase in revenues was mainly due to a 2.8% increase in the average rate per room, from Ps.1,954 in 2016 to Ps.2,010 in 2017, and due to a higher annual occupancy rate, which increased from 73.0% in 2016 to 75.9% in 2017.

Industrial Park

Operating income for our OMA-Vynmsa Industrial Park increased from a loss of Ps.3,063 thousand in 2016 to a loss of Ps.1,767 thousand in 2017, which reflected the start of new lease agreements that we entered into during 2016 and 2017.

Exchange Gain (Loss)

We had a net exchange loss in 2017 of Ps.63,072 thousand, as compared to a loss of Ps. 29,177 thousand in 2016, due primarily to an increase in exchange loss of Ps.161,795 thousand against an increase in exchange gain of Ps.127,897 thousand, mainly due to an increase on our dollar-denominated liabilities.  The gross exchange loss in 2017 was Ps.232,043 thousand.  The exchange rate used to convert our dollar‑denominated liabilities from pesos to U.S. dollars was Ps.19.7354 to U.S.$1.00 as of December 31, 2017 and Ps.20.6640 to U.S.$1.00 as of December 31, 2016.

Net Interest Expense

Our net interest expense increased by 72.0% from Ps.131,094 thousand in 2016 to Ps.225,532 thousand in 2017, mainly due to a Ps.88,595 thousand decrease in interest income that resulted from the effect of updating the major maintenance provision, reflecting market conditions.  During 2017, the annualized interest rates on 28‑day short‑term Mexican treasury bills, or Certificados de la Tesorería de la Federación, consistently increased from 5.8% on January 1, 2017 to 7.2% on December 31, 2017, with a yearly average of 6.7%.

Income Taxes

We recorded an income tax expense of Ps.813,073 thousand in 2017, as compared to an income tax expense of Ps.746,782 thousand in 2016, principally due to an increase in current income tax due to higher revenues.

Our current income tax increased from Ps.672,298 to Ps.810,641 as a result of increased revenues.

Our effective tax rate was 28.5% in 2016 and 27.6% in 2017.  The effective tax rates in 2016 and 2017 differed from the statutory rate of 30%, principally as a result of inflationary effects, resulting in a lower effective tax rate.

Net Income and Comprehensive Income

Our net income increased by 13.9% from Ps.1,876,501 thousand in 2016 to Ps.2,137,442 thousand in 2017.  Comprehensive income increased by 12.0% from Ps.1,878,974 thousand in 2016 to Ps.2,134,503 thousand in 2017.  Earnings per share were Ps.5.4046 and earnings per ADS were Ps.43.2368 in 2017.

Results of Operations for the Year Ended December 31, 2016, Compared to the Year Ended December 31, 2015.

Consolidated Revenues

Total revenues for 2016 were Ps.5,550,269 thousand, 23.5% higher than the Ps.4,492,659 thousand recorded in 2015, primarily as a result of an increase in both aeronautical and non‑aeronautical revenues.  The sum of aeronautical and non‑aeronautical revenues in 2016 increased by 25.6% as compared to 2015.

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

Non‑aeronautical revenues increased by 19.9% from Ps.1,111,541 thousand in 2015 to Ps.1,332,762 in 2016, due primarily to the diversification and expansion of our commercial activities.  Non‑aeronautical revenues per terminal passenger increased by 8.1%, from Ps.65.7 in 2015 to Ps.71.0 in 2016, due primarily to the development and implementation of the commercial and diversification initiatives mentioned under “Item 4. Information on the Company—Business Overview—Our Sources of Revenues.”

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

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 24.7% from Ps.1,443,311 thousand in 2015 to Ps.1,799,823 thousand in 2016, due primarily to a 30.2% increase in passenger charges, as a result of an 8.5% increase in passenger traffic.  Non-aeronautical revenues increased by 15.7% from Ps.484,111 thousand in 2015 to Ps.560,016 in 2016, due primarily to a 21.5% increase in revenues from OMA Carga, a 30.6% increase in retail stores revenues and a 28.2% increase in food and beverage revenues.  The sum of aeronautical and non‑aeronautical revenues increased by 22.4% from Ps.1,927,422 thousand in 2015 to Ps.2,359,839 thousand in 2016.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 13.4% from Ps.215.4 in 2015 to Ps.244.4 in 2016, principally due to the increase in aeronautical and non‑aeronautical revenues.

Tourist Destinations

At the Acapulco airport, aeronautical revenues increased by 7.9% from Ps.138,309 thousand in 2015 to Ps.149,214 thousand in 2016, due primarily to a 9.2% increase in passenger charges, as a result of an increase in aeronautical tariffs.  Non‑aeronautical revenues increased by 9.3% from Ps.27,864 thousand in 2015 to Ps.30,446 thousand in 2016, due primarily to a 35.2% increase in revenues from retail stores.  The sum of aeronautical and non‑aeronautical revenues increased by 8.1% from Ps.166,173 thousand in 2015 to Ps.179,660 thousand in 2016.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 10.0% from Ps.226.5 in 2015 to Ps.249.1 in 2016, principally due to the increase in aeronautical and non‑aeronautical revenues.

At the Mazatlán airport, aeronautical revenues increased by 31.3% from Ps.168,703 thousand in 2015 to Ps.221,522 thousand in 2016, due primarily to a 34.2% increase in passenger charges, as a result of a 14.1% increase in passenger traffic.  Non‑aeronautical revenues increased by 14.8% from Ps.40,820 thousand in 2015 to Ps.46,879 thousand in 2016, due primarily to a 26.8% increase in revenues from time-share developers, a 17.0% increase in retail stores revenues and a 28.8% increase in food and beverage revenues.  The sum of aeronautical and non‑aeronautical revenues increased by 28.1% from Ps.209,523 thousand in 2015 to Ps.268,401 thousand in 2016.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 12.1% from Ps.241.1 in 2015 to Ps.270.2 in 2016, principally due to the increase in aeronautical and non‑aeronautical revenues.

At the Zihuatanejo airport, aeronautical revenues increased by 18.8% from Ps.118,736 thousand in 2015 to Ps.141,091 thousand in 2016, due primarily to a 21.8% increase in passenger charges, as a result of an increase in aeronautical tariffs.     Non‑aeronautical revenues increased by 10.6% from Ps.23,751 thousand in 2015 to Ps.26,280 thousand in 2016, due primarily to a 21.9% increase in retail stores revenues and an 8.5% increase in advertising revenues.  The sum of aeronautical and non‑aeronautical revenues increased by 17.5% from Ps.142,487 thousand in 2015 to Ps.167,372 thousand in 2016.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 18.2% from Ps.252.8 in 2015 to Ps.298.9 in 2016, principally due to the increase in aeronautical and non‑aeronautical revenues.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 39.2% from Ps.196,033 thousand in 2015 to Ps.272,921 thousand in 2016, due primarily to a 43.2% increase in passenger charges, as a result of a 17.6% increase in passenger traffic.  Non‑aeronautical revenues increased by 20.3% from Ps.40,204 thousand in 2015 to Ps.48,374 thousand in 2016, due primarily to an 84.1% increase in revenues from OMA Carga operations, a 56.7% increase in car rental revenues and a 13.9% increase in car parking revenues.  The sum of aeronautical and non‑aeronautical revenues increased by 36.0% from Ps.236,237 thousand in 2015 to Ps.321,295 thousand in 2016.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 16.5% from Ps.201.4 in 2015 to Ps.234.6 in 2016, principally due to the increase in aeronautical and non‑aeronautical revenues.

At the Culiacán airport, aeronautical revenues increased by 37.2% from Ps.255,921 thousand in 2015 to Ps.351,097 thousand in 2016, due primarily to a 39.8% increase in passenger charges, as a result of a 20.5% increase in passenger traffic.  Non‑aeronautical revenues increased by 20.8% from Ps.39,981 thousand in 2015 to Ps.48,280 thousand in 2016, due primarily to a 45.9% increase in retail stores revenues and a 36.5% increase in food and beverage revenues.  The sum of aeronautical and non‑aeronautical revenues increased by 35.0% from Ps.295,902 thousand in 2015 to Ps.399,376 thousand in 2016.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 12.2% from Ps.201.5 in 2015 to Ps.226.1 in 2016, principally due to the increase in aeronautical and non‑aeronautical revenues.

At the Durango airport, aeronautical revenues increased by 56.0% from Ps.63,186 thousand in 2015 to Ps.98,550 thousand in 2016, due primarily to a 66.3% increase in passenger charges, principally as a result of a 34.4% increase in passenger traffic.  Non‑aeronautical revenues increased by 21.4% from Ps.9,080 thousand in 2015 to Ps.11,026 thousand in 2016, due primarily to a 38.6% increase in car parking revenues and a 68.3% increase in car rental revenues.  The sum of aeronautical and non‑aeronautical revenues increased by 51.6% from Ps.72,266 thousand in 2015 to Ps.109,576 thousand in 2016.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 13.1% from Ps.226.2 in 2015 to Ps.255.8 in 2016, principally due to the increase in aeronautical and non‑aeronautical revenues.

At the San Luis Potosí airport, aeronautical revenues increased by 31.2% from Ps.99,341 thousand in 2015 to Ps.130,337 thousand in 2016, due primarily to a 34.3% increase in passenger charges as a result of a 13.5% increase in passenger traffic.  Non‑aeronautical revenues increased by 15.5% from Ps.20,482 thousand in 2015 to Ps.23,666 thousand in 2016, due primarily to a 64.4% increase in car rental revenues.  The sum of aeronautical and non‑aeronautical revenues increased by 28.5% from Ps.119,823 thousand in 2015 to Ps.154,003 thousand in 2016.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 20.6% from Ps.167.4 in 2015 to 202.0 in 2016, principally due to the increase in aeronautical and non‑aeronautical revenues.

At the Tampico airport, aeronautical revenues increased by 12.6% from Ps.144,178 thousand in 2015 to Ps.162,389 thousand in 2016, due primarily to a 14.9% increase in passenger charges, as a result of an increase in

aeronautical tariffs.    Non‑aeronautical revenues decreased by 0.3% from Ps.22,810 thousand in 2015 to Ps.22,735 thousand in 2016, due primarily to a 6.0% decrease in passenger traffic.  The sum of aeronautical and non‑aeronautical revenues increased by 10.9% from Ps.166,988 thousand in 2015 to Ps.185,124 thousand in 2016.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 18.1% from Ps.217.2 in 2015 to Ps.256.5 in 2016, principally due to the increase in aeronautical revenues.

At the Torreón airport, aeronautical revenues increased by 36.9% from Ps.110,480 thousand in 2015 to Ps.151,251 thousand in 2016, due primarily to a 39.8% increase in passenger charges, as a result of a 16.3% increase in passenger traffic.  Non‑aeronautical revenues increased by 10.4% from Ps.18,191 thousand in 2015 to Ps.20,087 thousand in 2016, due primarily to a 34.6% increase in car rental revenues and a 69.3% increase in food and beverage revenues.  The sum of aeronautical and non‑aeronautical revenues increased by 33.2% from Ps.128,671 thousand in 2015 to Ps.171,338 thousand in 2016.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 14.5% from 228.3 in 2015 to 261.4 in 2016, principally due to the increase in aeronautical and non‑aeronautical revenues.

At the Zacatecas airport, aeronautical revenues increased by 30.9% from Ps.66,957 thousand in 2015 to Ps.87,616 thousand in 2016, due primarily to a 36.9% increase in passenger charges, as a result of a 7.2% increase in passenger traffic. Non‑aeronautical revenues increased by 8.8% from Ps.9,304 thousand in 2015 to Ps.10,120 thousand in 2016, due primarily to an 11.4% increase in car parking revenues and a 51.9% increase in food and beverage revenues.  The sum of aeronautical and non‑aeronautical revenues increased by 28.2% from Ps.76,261 thousand in 2015 to Ps.97,736 thousand in 2016.  The sum of aeronautical and non‑aeronautical revenues per workload unit at the Zacatecas airport increased by 19.5% from Ps.238.2 in 2015 to Ps.284.7 in 2016, principally due to the increase in aeronautical and non‑aeronautical revenues.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 42.3% from Ps.146,201 thousand in 2015 to Ps.208,042 thousand in 2016, due primarily to a 43.1% increase in passenger charges, as a result of a 27.7% increase in passenger traffic.  Non‑aeronautical revenues increased by 17.5% from Ps.29,225 thousand in 2015 to Ps.34,351 thousand in 2016, due primarily to a 24.7% increase in car parking revenues and a 27.6% increase of car rental revenues.  The sum of aeronautical and non‑aeronautical revenues increased by 38.2% from Ps.175,426 thousand in 2015 to Ps.242,393 thousand in 2016.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 8.8% from Ps.195.9 in 2015 to Ps.213.2 in 2016, principally due to the increase in aeronautical and non‑aeronautical revenues.

At the Reynosa airport, aeronautical revenues increased by 18.6% from Ps.95,742 thousand in 2015 to Ps.113,506 thousand in 2016, due primarily to a 20.4% increase in passenger charges, as a result of an 11.2% increase in passenger traffic. Non‑aeronautical revenues increased by 12.7% from Ps.12,557 thousand in 2015 to Ps.14,150 thousand in 2016, due primarily to an 18.0% increase in car parking revenues.  The sum of aeronautical and non‑aeronautical revenues increased by 17.9% from Ps.108,299 thousand in 2015 to Ps.127,656 thousand in 2016.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 5.9% from Ps.211.4 in 2015 to Ps.223.9 in 2016, principally due to the increase in aeronautical and non‑aeronautical revenues.

Hotels

At our Terminal 2 NH Collection Hotel, total revenues increased by 7.3% from Ps.212,488 thousand in 2015 to Ps.227,884 thousand in 2016, due primarily to an increase in the annual average rate per room of 11.9% to Ps.2,202 from Ps.1,968 in 2015.  The revenues of the Terminal 2 NH Collection Hotel are dependent on passenger traffic traveling to and from the Mexico City international airport.

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

Operating Results

Cost of Services

Our cost of services increased by 7.7% from Ps.836,133 thousand in 2015 to Ps.900,141 thousand in 2016, mainly due to a higher volume of operation which resulted in a 17.0% increase in utilities costs (electricity, cleaning and water services) and a 9.6% increase in security and insurance.  As a percentage of the sum of aeronautical and non‑aeronautical revenues, cost of services decreased from 20.2% in 2015 to 17.3% in 2016.

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

Income from Operations

On a consolidated basis, our operating income increased by 36.7% from Ps.2,036,555 thousand during 2015 to Ps.2,783,554 thousand in 2016, due primarily to a 23.5% increase in total revenue, which offset the 12.6% increase in total cost.  Our operating margin increased from 45.3% in 2015 to 50.2% in 2016 and, considering only the sum of our aeronautical and non‑aeronautical revenues, from 49.1% in 2015 to 53.5% in 2016.

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

Hotels

Operating income for our Terminal 2 NH Collection Hotel increased from Ps.60,142 thousand in 2015 to Ps.68,595 thousand in 2016, due primarily to an increase in revenues.  The increase in revenues was mainly due to an 11.9% increase in the annual average rate per room, from Ps.1,968 in 2015 to Ps.2,202 in 2016.

Operating income for our Hilton Garden Inn Hotel increased from an operating loss of Ps.984 thousand in 2015 to an operating income of Ps.22,222 thousand in 2016, due to the opening of the hotel in August 2015 and the continued operation of the hotel during 2016.

Industrial Park

In 2016, we registered a loss from the operation of our OMA-Vynmsa Aero Industrial Park of Ps.3,063 thousand, which reflected the opening of the industrial park.

Exchange Gain (Loss)

We had a net exchange loss in 2016 of Ps.29,177 thousand, as compared to a loss of Ps.33,784 thousand in 2015 due primarily to the depreciation of the peso.  The gross exchange loss in 2016 was Ps.70,248 thousand.  The exchange rate used to convert our dollar‑denominated liabilities from pesos to U.S. dollars was Ps.20.6640 to U.S.$1.00 as of December 31, 2016 and Ps.17.3398 to U.S.$1.00 as of December 31, 2015.

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

Income Taxes

We recorded an income tax expense of Ps.746,782 thousand in 2016, as compared to an income tax expense of Ps.512,110 thousand in 2015, principally due to an increase in income tax due to higher revenues.

Our income tax increased from Ps.298,968 in 2015 to Ps.453,066 in 2016 as a result of increased revenues.

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

Liquidity and Capital Resources

Sources of Liquidity

Historically, we covered all of our liquidity needs, including our obligations under the master development programs, with cash flows generated by the operations of our subsidiaries and incurred no significant debt. We have adjusted our strategy to finance our operations and have incorporated debt as a means to make strategic capital investments.  In the future, we hope to continue covering our liquidity needs with cash flows generated by the operations of our subsidiaries, with a reduction of costs and operational improvements to maximize profitability, and with the incurrence of additional debt to finance expenditures pursuant to our master development program obligations, other capital expenditures and working capital, to make our capital structure more efficient.  In our opinion, our working capital is sufficient for our present requirements.  For a discussion on our master development program obligations, see “Item 4. Information on the Company—Master development programs and Capital Expenditures—Revenue Regulation.”

Pursuant to our master development programs, in 2018 through 2020, we anticipate investing Ps.3,554,823 thousand as follows:

Expected Investments Under Master Development Programs by Category for 2018 to 2020

	For the Year Ended December 31,
				Total
	2018	2019	2020	2018 - 2020

Capacity and quality projects	1,430,198	328,359	160,276	1,918,833
Projects to meet ICAO directives	52,502	15,149	8,926	76,577
Facilities for disabled people	10,181	3,154	599	13,934
Environmental projects	24,527	3,257	1,654	29,438
Projects requested by competent authorities	13,987	30,120	—	44,107
Runways and aprons	(51,733)	11,501	4,277	(35,955)
Machinery and equipment	239,605	142,745	109,892	492,242
Operative standards equipment	347,989	106,778	41,249	496,016
Security — investments	49,535	18,048	11,968	79,551
Information systems — investments	76,949	40,174	25,317	142,440
Baggage-screening system — investments	159,616	7,490	3,367	170,473
Other	23,718	4,578	98,871	127,167
Total	2,377,074	711,353	466,396	3,554,823

Our committed investments pursuant to our master development programs for 2018 amount to Ps.1,157,204 thousand; however, we expect to invest Ps.2,377,074 thousand, corresponding to our committed investments for 2018 and to the payment of projects that could not be concluded in 2017 that correspond to the 2016–2017 master development programs.  Our committed investment for 2018 includes investments for additional capacity, equipment and investments to comply with ICAO standards, among others.  See “Item 4. Information on the Company—Master Development Programs and Capital Expenditures.”

Cash Flows

Our treasury monitors cash flows on a daily, monthly and annual basis to plan and determine the management, sources and uses of resources, as well as to meet our capital and debt service obligations at all times, and to improve our working capital and capital structure.

As of December 31, 2015, 2016 and 2017, we had Ps.2,605,196 thousand,  Ps.3,005,792 thousand and Ps.2,333,007 thousand, respectively, of cash and cash equivalents, of which 0.1%, 6.9% and 33.7% respectively, was denominated in U.S. dollars.  We invested these resources in financial instruments in accordance with our investment policy.

In 2017, we generated Ps.2,921,333 thousand in cash flows from operating activities of which Ps.3,814,834 thousand was directly from operating activities and was offset mainly by Ps.829,973 thousand of income tax paid, Ps.97,784 thousand of major maintenance expenses and Ps.75,966 thousand of net related parties transactions.  Our cash flow used in investing activities was Ps.1,542,776 thousand, mainly with respect to investments in our concessions, and our cash flow used in financing activities was Ps.1,979,135 thousand, mainly for payment of Ps.1,575,083 thousand in dividends and Ps.350,499 thousand in interest.

In 2016, we generated Ps. 2,386,146 thousand in cash flows from operating activities of which Ps.3,309,172 thousand was directly from operating activities and was offset mainly by Ps.582,986 thousand of income tax paid, Ps.324,094 thousand of accounts receivable and Ps.102,854 thousand of major maintenance expenses.  Our cash flow used in investing activities was Ps.471,357 thousand, mainly with respect to investments in our concessions, and our cash flow used in financing activities was Ps.1,514,193 thousand, mainly for payment of Ps.1,371,642 thousand in dividends and Ps.312,796 thousand in interest.

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

Indebtedness

Short-Term Indebtedness

As of April 20, 2018, we had unused lines of credit available for short‑term issuances totaling Ps.350,000 thousand.

Long-Term Indebtedness

On March 26, 2013, we issued Ps.1,500,000 thousand in 10‑year peso‑denominated notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered in 2011.  Interest payments are made on a semiannual basis at a fixed annual interest rate of 6.47%. The principal amount will be repaid at maturity on March 14, 2023.  The Acapulco, Ciudad Juárez, Culiacan, Chihuahua, Mazatlán, Monterrey, Tampico, Torreón and Zihuatanejo airports act as guarantors under these notes. The net proceeds from the placement were used to prepay existing debt and were used to fund committed investments under the master development programs for our 13 airports, as well as for strategic investments.  The notes received ratings of mxAA+ by Standard and Poor’s and AA+ (mex) by Fitch Ratings at the moment of the issuance.  Currently our long-term debt has a mxAAA by Standard and Poor’s and AA+ (mex) by Fitch Ratings.  The principal covenants and the events of default under the indenture pursuant to which these notes were issued (the “2013 Indenture”) are described below.

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

Events of Default

•	If we do not pay interest within three business days following a payment date.
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

As of December 31, 2012, we, through seven of our airports, maintained lines of credit with Private Export Funding Corporation (backed by Ex‑Im Bank) for U.S.$20.4 million, pursuant to agreements dated October 15, 2010 and December 14, 2010, valid through December 21, 2021.  As of December 31, 2017, the balance of credit was U.S.$6.5 million.  These lines of credit are guaranteed by checked‑baggage inspection equipment acquired by the airports.  The interest rate is three‑month LIBOR plus 125 basis points.

On September 19, 2012, we entered into a contract for a line of credit with UPS Capital Business Credit (guaranteed by Ex‑Im Bank) for U.S.$2.8 million valid through August 1, 2017.  On July 31, 2017, we paid the final installment for this line of credit.  The line of credit was guaranteed by the Monterrey airport and the firefighting and checked‑baggage inspection equipment acquired by the airports in 2011.  The interest rate was three‑month LIBOR plus 95 basis points.

On April 20, 2014, we withdrew U.S.$3.1 million from a line of credit for rescue and firefighting equipment.  The line of credit is with UPS Capital Business Credit (guaranteed by Ex‑Im Bank) and is valid through January 25, 2019.  As of December 31, 2017, the line of credit amounted to U.S.$0.8 million.  The line of credit is guaranteed by the firefighting equipment and the Acapulco, Chihuahua, Culiacan, San Luis Potosí, Zacatecas and Monterrey airports as primary obligors, jointly and severally, with respect to the payment of the principal and interest.  The interest rate is LIBOR plus 265 basis points.

Total Indebtedness

The following table sets forth our total indebtedness at the closing of each of the periods indicated:

As of December 31,	Indebtedness
		(in thousands of pesos)
2015	Ps.	4,713,782
2016	Ps.	4,693,865
2017	Ps.	4,633,272

Derivative Financial Instruments

As of December 31, 2017, we were not party to and did not hold any financial derivative instrument.

Other Restrictions

As of December 31, 2017, restrictions imposed by debt instruments did not have any impact on our ability to fulfill our capital and cash obligations.

Principal Treasury Policies

The operation of the treasury is based on various policies, with which we were in compliance as of December 31, 2017.  The most significant policies currently in effect are as follows:

•

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

•	Indebtedness. The Company shall comply with any debt restrictions established in its debt agreements or in related parties debt agreements that include any restriction on the Company’s debt level.
•

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

•

Related‑Party Transactions.  Related‑party transactions shall be entered into on market terms in accordance with the opinion of an external expert.  Related‑party transactions that that exceed Ps.1,500 thousand in a single transaction or Ps.10,000 thousand in a series of transactions shall be authorized by the Board of Directors.

•

Loans Between Affiliates.  Loans between affiliates shall only be vertical (from the holding company to its subsidiaries and from a subsidiary to the holding company) and never horizontal (between subsidiaries).  Such loans shall be made at market rates and within the parameters established in annual price and transfer studies.

•

Payment to Service Providers.  Payment to service providers shall be made within 30 calendar days after the date of receipt of the bill; provided that there may be special cases in which this period is shortened or lengthened.

•

Share Repurchase.  The Company carries out repurchases of its shares in compliance with various policies, including, but not limited to:  (i) being up‑to‑date on payment of cumulative dividends for Series BB shares, (ii) being up‑to‑date on payment of obligations derived from debt instruments registered with the Mexican National Registry of Securities, (iii) purchasing shares at market price, except with regard to public offerings or auctions authorized by the CNBV and (iv) ensuring that there are no relevant events that have not been disclosed to the investing public.

Principal Uses of Capital

Resources

Our capital resources are mainly used to comply with the master development programs (which include capital expenditures, major maintenance and other expenditures) and to invest in other capital expenditures necessary to accommodate the growth of our business.

The following table details our actual expenditures made during 2015, 2016 and 2017 and their classification in our consolidated financial statements for such periods:

	For the Year Ended December 31,
	2015	2016	2017
	(in thousands of pesos)
Capital expenditures pursuant to master development programs	347,988	344,772	1,326,458
Other capital expenditures	200,358	184,621	255,501
Total capital expenditures	548,346	529,393	1,581,959
Expenditures made for major maintenance(1)	171,647	102,854	97,584
Other expenditures pursuant to master development programs	12,952	4,575	4,347
Expenditures pursuant to master development programs and other capital expenditures(2)	732,945	636,822	1,683,890

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

In 2017, we spent Ps.1,581,959 thousand on capital expenditures, principally in connection with works to improve our terminals.  In 2016, we spent Ps.529,393 thousand on capital expenditures, principally in connection with works for improvements related to our terminals, runways and aprons.  In 2015, we spent Ps.548,346 thousand on capital expenditures, principally for improvements related to our terminals, runways and aprons.

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

Share Repurchase Program

On April 23, 2015, our shareholders authorized the use of an amount of up to Ps.241,543 thousand for repurchases of Series B shares until the next annual shareholders’ meeting.  On April 14, 2016, our shareholders authorized the use of an amount of up to Ps.1,200,000 thousand for repurchases of Series B shares until the next annual shareholders’ meeting.  On May 2, 2017, our shareholders authorized the use of an amount of up to Ps.1,500,000 thousand for repurchases of Series B shares until the next annual shareholders’ meeting.

Our share repurchase program started in October 2007.  The operation of our share repurchase program generates cash inflow and cash outflow depending on the nature of the transaction (buying or selling).  For the years ended December 31, 2015, 2016 and 2017, the share repurchase program generated a cash outflow of Ps.244,293 thousand, a cash inflow of Ps.184,370 and a cash outflow of Ps.34,235 thousand, respectively.  On December 31, 2015, 2016 and 2017, the number of repurchased shares in treasury amounted to 7,843,623, 6,229,027 and 324,507, respectively.  During 2017, we did not sell shares under our share repurchase program.

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

Deferred Income Taxes

Our deferred income taxes as of December 31, 2015, 2016 and 2017 were prepared taking into account that we will only be obligated to pay the Corporate Income Tax.

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

Employee benefits

We provide defined benefit obligations to our employees, for which we recognize a related liability.  That obligation is discounted at a discount rate established by reference to year‑end market rates referenced in government bonds.  An evaluation is performed by management to establish the criteria of the bonds that most closely reflect the terms of the employee benefit obligation in order to establish the appropriate discount rate to be applied to account for the obligation at its net present value.

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

Useful Lives of Long‑Lived Assets

Our long‑lived assets correspond to concessions granted by the Mexican government, represented as an intangible asset, and property and equipment, represented as tangible assets.  We review the estimated useful lives, residual values and depreciation and amortization methods of tangible and intangible long‑lived assets at the end of each reporting period.  The level of uncertainty associated with estimates of useful lives is mainly related to changes in the market conditions in which the tangible and intangible assets are used, as well as utilization volumes and technological development.

Impairment of Tangible and Intangible Assets Excluding Goodwill

Our management periodically evaluates the impairment of long‑lived assets in order to determine whether there is evidence that those assets have suffered an impairment loss.  If impairment indicators exist, the recoverable amount of assets is determined, with the help of independent experts, to determine the extent of the impairment loss, if any.  Our management considers that the aggregate of all airport concessions is an “independent cash generating unit,” as each of our 13 airports formed part of the Central‑North package included in the Mexican government’s original bidding process.  In accordance with the terms established by the Mexican government, each of our 13 airports must be in operation, regardless of their individual results and are therefore evaluated for impairment on a consolidated basis.  Our hotel segment is evaluated separately.  Considering the foregoing, an evaluation of the existence of impairment indicators was made, and we concluded that no impairment indicators existed with respect to the airport concessions.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

The recoverable amount is the higher of fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‑tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash‑generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‑generating unit) is reduced to its recoverable amount.  An impairment loss is recognized immediately in profit or loss.

In our analysis of impairment indicators, we identified indicators of a potential impairment in the Terminal 2 NH Collection Hotel investment.  After the analysis, we determined that the Terminal 2 NH Collection Hotel was not impaired and therefore did not record any impairment loss during the period.  The Company has not recorded an impairment loss for any periods presented in this Annual Report on Form 20‑F.

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

Off-Balance Sheet Arrangements

Except for operating lease agreements and purchase obligations as disclosed in the contractual obligations table, we are not party to any off‑balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

	Payments Due by Period
			2018		2019-2021		2022-2024			2025-on
			Less than							More than
	Total		1 Year(5)		1-3 Years		3-5 Years			5 Years
	(in thousands of pesos)
Master development programs	Ps.	3,554,823	Ps.	2,377,074	Ps.	1,177,749	Ps.	N/A	(6)		N/A	(6)
Purchase obligations(1)		218,337		71,603		146,734		N/A			N/A
Short-term debt		—		—		—		—			—
Long-term debt(2)		4,644,387		50,852		3,093,535		1,500,000			N/A
Interest(3)		1,235,772		310,710		806,984		118,078			N/A
Leases(4)		369,258		37,053		110,432		86,781			134,992
Total	Ps.	10,022,578	Ps.	2,847,293	Ps.	5,335,435	Ps.	1,704,859		Ps.	134,992

(1)Reflects minimum fixed annual payment to be paid under our Technical Assistance Agreement of U.S.$3.5 million updated to specific year using an annual U.S. inflation rate of 1.02%, as reported by the U.S. Department of Labor, Bureau of Labor Statistics for the period from June 2016 to June 2017, and assuming an exchange rate of Ps.19.7354 per U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2017, which is used for operations with related parties in our consolidated financial statements.  The amount ultimately to be paid in any year will depend on our profitability.  The Technical Assistance Agreement will remain in effect until December 31, 2020.  At the end of this term, the Technical Assistance Agreement will be automatically extended for successive one‑year periods unless any party thereto elects otherwise, so long as CONOISA retains at least 12.75% of SETA’s capital.  See “Item 7. Major Shareholders and Related‑Party Transactions—Related‑Party Transactions—Arrangements Relating to SETA.”

(2)Debt denominated in U.S. dollars was converted to pesos based on an exchange rate of Ps.19.7354 per U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2017, which is used for liabilities in our consolidated financial statements.

(3)Interest projected based on forward interest rates (TIIE and LIBOR) and assuming an exchange rate of Ps.19.7354 per U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2017, which is used for liabilities in our consolidated financial statements.

(4)In October 2008, we acquired 90% of the common stock of Consorcio Grupo Hotelero T2, S.A. de C.V.  This entity held a lease agreement with Mexico City International Airport to construct and operate a five‑star hotel at Terminal 2 of Mexico City International Airport, establishing a leasing amount of the higher of Ps.18.5 million per year or a royalty of 18% of total annual revenues.  Additionally, we executed a lease agreement with HSBC for our headquarters building with an annual payment of Ps.6.618 million, adjusted every year according to the Mexican national consumer price index.

(5)Amounts for less than one year correspond to obligations for 2018.

(6)In 2020, the fifth year of our current master development program, we will negotiate new master development program commitments for the 2021–2025 period with the Ministry of Communications and Transportation.

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

At the shareholders’ meeting held on April 23, 2015, our shareholders ratified the Directors and Independent Directors from the previous year.  Diego Quintana Kawage was ratified as Chairman.

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

At the shareholders’ meeting held on February 24, 2017, our shareholders approved the designation of Guadalupe Phillips Margain, Rodrigo Antonio Quintana Kawage, Pablo García Aguilar, Próspero Antonio Ortega Castro and Jacques Edouard Julien Follain as members of the Board of Directors.  Additionally, Patrice Bastid was appointed the alternate director for Jacques Eduard Jullien Follain, and Bernardo Casas Godoy was appointed Secretary (non-member) of the Board of Directors.

At the shareholders’ meeting held on April 28, 2017, our shareholders ratified the Independent Directors from the previous year.  Diego Quintana Kawage was ratified as Chairman.

At the shareholders’ meeting held on April 23, 2018, in accordance with our by-laws, SETA approved the ratification of Diego Quintana Kawage, Guadalupe Phillips Margain, and Rodrigo Antonio Quintana Kawage as members of the Board of Directors.  In addition, our shareholders approved the appointment of Christian Whamond as a director in substitution of Jacques Edouard Julien Follain and his alternate director, and the appointment of Martin Werner Wainfeld and Luis Solórzano Aizpuru as Independent Directors in substitution of Elsa Beatriz García Bojorges and Ricardo Gutiérrez Muñoz, respectively. Finally, our shareholders approved the ratification of all the other members of the Board of Directors and Diego Quintana Kawage was ratified as Chairman and Director.

The following table lists the members of the Board of Directors effective on April 23, 2018, along with their titles, dates of appointment and ages:

Name	Title	Director Since	Age
Diego Quintana Kawage*	Chairman and Director	April 14, 2011	46
Guadalupe Phillips Margain*	Director	February 24, 2017	47
Rodrigo Antonio Quintana Kawage*	Director	February 24, 2017	39
Christian Whamond	Director	April 23, 2018	44
Pablo García Aguilar	Director	February 24, 2017	47
Próspero Antonio Ortega Castro	Director	February 24, 2017	46
Ricardo Maldonado Yáñez	Independent Director	April 14, 2016	50
Alberto Felipe Mulás Alonso	Independent Director	October 2, 2006	57
Felipe Duarte Olvera	Independent Director	April 14, 2016	43
Martin Werner Wainfeld	Independent Director	April 23, 2018	54
Luis Solórzano Aizpuru	Independent Director	April 23, 2018	45

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

Guadalupe Phillips Margain. Ms. Guadulupe Phillips Margain has been the Chief Executive Officer of Empresas ICA, S.A.B. de C.V. since November 2016 and a member of Empresas ICA’s board of directors since April 2016.  Previously, she has worked as Chief Restructuring Officer of Empresas ICA, as well as Vice President of Finance and Risk Management for Grupo Televisa among other positions.  She is a member of the boards of directors of Innov and Grupo AXO.  She is also an alternate member of the boards of directors of Grupo Televisa and Grupo Financiero Banorte. Ms. Phillips holds a law degree from the Instituto Tecnológico Autónomo de México and an M.A. and Ph.D. from the Fletcher School at Tufts University.

Rodrigo Antonio Quintana Kawage.  Mr. Rodrigo Antonio Quintana Kawage has been General Counsel of Empresas ICA since June 2010 and a member of its Board of Directors since November 2016.  Previously, Mr. Quintana served as Secretary of OMA’s Board of Directors.  He has worked as a legal intern at Banco de Mexico, Mexico’s central bank, and as an associate in the finance practice of Mayer Brown, a global law firm, in its Chicago and New York offices.  Mr. Quintana joined Empresas ICA’s  legal department in 2001, and then rejoined after leaving Mayer Brown in January 2009.  Mr. Quintana holds law degrees from the Instituto Tecnologico Autonomo de Mexico in Mexico City and from the University of Chicago Law School. He is the brother of Mr. Diego Quintana, the Chairman of OMA’s Board.

Christian Whamond.  Mr. Christian Whamond has been Portfolio Manager and Director of Corporate Credit at Fintech Advisory Inc. since joining the firm in 2012. He is responsible for directing and managing investments in corporate fixed income and equities. Prior to joining Fintech, Mr. Whamond worked at BTG Pactual where he had responsibility for managing and trading a portfolio of Latin American fixed income corporate credits. He joined BTG Pactual from James Caird Asset Management, a principal investment firm spun-off from Moore Capital where, as Emerging Markets Portfolio Strategist, he co-managed a portfolio of Emerging Markets sovereign and corporate credits.  Mr. Whamond worked from 2007 to 2008 for Lehman Brothers’ Global Principal Strategies group (later renamed R3) where he helped manage the Emerging Markets credit portfolio. Prior to this, Mr. Whamond worked at JPMorgan, where he started his career in the Investment Bank in 1996 as a financial analyst and investment banker covering clients from the Buenos Aires office.  He was later a Vice President in JPMorgan’s Latin American Mergers and Acquisitions group in New York and afterwards joined the Latin American Sales and Trading group, where he was responsible for trading and positioning complex Latin American corporate credits.  Mr. Whamond holds an Industrial Engineering degree from the Instituto Tecnológico de Buenos Aires in Argentina.

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

Ricardo Maldonado Yáñez.  Mr. Ricardo Maldonado Yáñez is a partner in the law firm Mijares, Angoitia, Cortés y Fuentes, S.C.  He has over 20 years of experience providing advice and counsel to Mexican and foreign companies on domestic and cross-border merger and acquisition transactions, joint ventures and strategic alliances. He also represents issuers and financial institutions in domestic and international, public and private, debt and equity offerings, and advises clients in the negotiation, structuring and drafting of commercial loans, in complex financings and in infrastructure projects.  Mr. Maldonado also represents clients in the Mexican hydrocarbons sector. Mr. Maldonado serves as member and/or secretary of the boards of directors of companies such as Grupo Televisa, Consorcio Ara, Volaris and Grupo Financiero Banorte, among others.  Mr. Maldonado holds an undergraduate degree in law from the Universidad Nacional Autónoma de México (UNAM) and an LL.M. from the University of Chicago Law School. He also has specialized in corporate law from the Instituto Tecnológico Autónomo de México (ITAM).  He is also a member of Endeavor Mexico.

Alberto Felipe Mulás Alonso.  Mr. Alberto Mulás Alonso has been a member of our Board of Directors since October 2006, during such time he has served as a member of our Audit, Best Practices and Finance Committees.  From January 2014 through December 2016.  Mr. Mulás served as Mexico country head of Itaú BBA, the investment and corporate banking subsidiary of Itaú Unibanco. Mr. Mulás also headed Mexico’s investment banking practices for both Donaldson, Lufkin & Jenrette Securities Corp. (1999-2001) and Lehman Brothers Inc. (from 1992 to 1996). Previously, he worked at JP Morgan and Bankers Trust Company. From 2003 through 2013, he managed CReSCE Consultores, S.C., a firm specialized in corporate finance, corporate governance and strategic planning.  In January 2001, then‑president Vicente Fox appointed Mr. Mulás as Undersecretary of Housing at the Mexican Ministry of Social Development (Secretaría de Desarrollo Social) where he prepared the country’s new housing policy, assisted in building the Sociedad Hipotecaria Federal and created the National Housing Commission, becoming its first Commissioner and a member of the presidential cabinet until 2003.  Mr. Mulás currently serves as an independent director on various boards, including, among others: publicly traded companies IENOVA and Fibra Uno; and privately held Grupo Proeza, Organizaciones Ramírez (owner of Cinepolis, Latin America’s largest movie theater chain) and Farmacias del Ahorro (Mexico’s second largest pharmacy chain).  In recent years, he has also served as an independent director in firms such as Grupo Modelo S.A.B. de C.V., Grupo Financiero Santander México, S.A.B. de C.V. and Empresas ICA, and Grupo Comex, among others.  Mr. Mulás holds a degree in chemical engineering from the Universidad Iberoamericana and a Master’s in Business Administration from the Wharton School at the University of Pennsylvania.

Felipe Duarte Olvera.  Mr. Felipe Duarte Olvera is Managing Director for Infrastructure and Energy Sectors in Grupo Financiero Banorte. From 2013 to 2015, he was Managing Director of Customer Experience for Grupo Financiero Banorte.  Between 2006 and 2012, Mr. Duarte was Undersecretary of Transportation at the Ministry of Communications and Transportation; Undersecretary of Competitiveness and Standards at the Ministry of Economy and Technical Secretary of the Economic Cabinet in the Office of the President of Mexico. During that time, he was also a director of Pemex, the Federal Electricity Commission, and the Mexican development banks Nafin and Bancomext.

Previously he worked for the Mexican government in the Office of the President for Public Policy and at McKinsey and Co.  He is author of “Strategic Cost Management as a Base to Obtain Competitive Advantages”, published by the IMPC. Mr. Duarte has an Master’s in Business Administration from Harvard Business School and degrees in Administration and Public Accounting from the Instituto Tecnológico Autónomo de México (ITAM).

Martin Werner Wainfeld. Mr. Martin Werner Wainfeld was co-head of the Investment Bank for Latin America and Director General of Goldman Sachs in Mexico from 2000 to 2016. Previously, he was Undersecretary of Finance in Mexico for the period 1997-1999. He was in charge of the restructuring of Mexico’s external public debt during the 1994-1995 financial crisis. Mr. Werner has 16 years’ experience in investment banking and participated in more than ninety merger and acquisition and financing transactions.  He is a member of the board of directors of Grupo Comercial Chedraui and is a member of the council of the Yale University Business School and Chairman of the Endowment Committee for the Colegio Americano. Mr. Werner holds an economics degree from the Instituto Tecnológico Autónomo de México (ITAM) and a Ph.D. in economics from Yale University.

Luis Solórzano Aizpuru. Mr. Luis Solórzano Aizpuru is Managing Partner and Founder of Brabex Capital, a company dedicated to investments in enterprises in Mexico, the United States, and Europe. Prior to creating Brabex Capital, Mr. Solórzano worked for 16 years at Advent International as a Partner, Managing Director, and head of its Mexico office. He was also a Member and Chairman of the Investment Committee at Advent for Latin America, participating actively in the creation of Advent International as one of the principal and largest investment funds in Latin America and globally. Mr. Luis Solórzano had an 18-year career investing in companies in Mexico, the U.S., the Dominican Republic, Peru, Brazil, and Europe. During this period, Mr. Solórzano carried out investments in a variety of companies in different sectors, including airports, airport services, financial services, technology, industrial, retail and consumer goods and made more than 20 investments in companies including Viakem, Grupo Financiero Mifel, Afore InverCap, Grupo Gayosso, Inmobiliaria Fumisa, Dufry, Brasif, Hildebrando, Scitum, and Aeropuertos Dominicanos Siglo XXI, among others. Mr. Solórzano holds an economics degree, cum laude, from the Instituto Tecnológico Autónomo de México (ITAM) and holds a Master’s in Business Administration from Harvard Business School.

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

The following table lists our executive officers, their current position and their date of appointment as an executive officer.  On December 31, 2016, Stéphane Laurent Christian Lemoine and André Lormain were removed from their positions as Chief Operating Officer and Commercial and Marketing Director, respectively, in connection with ADPM’s sale of its indirect participation on our capital stock.  On November 16, 2017, Viscaly Torres, the Chief Financial Officer, resigned in order to pursue other professional opportunities. On April 3, 2018, we appointed Ruffo Pérez Pliego as Chief Financial Officer. Our Chief Executive Officer had assumed the Chief Financial Officer’s functions on an interim basis.

Name	Current Position	Executive Officer Since(1)	Age
Porfirio González Álvarez	Chief Executive Officer	July 1, 2011	67
Ruffo Pérez Pliego del Castillo	Chief Financial Officer	April 3, 2018	42
Alfredo Domínguez Sánchez	General Counsel	November 14, 2011	43
Juan Manuel Jauregui Aguilar	Airports Operations Director	November 14, 2011	63
E. Héctor H. Cortés Cortés	Commercial Director	October 7, 2015	49
Roberto Ontiveros Chávez	Infrastructure and Maintenance Director	July 22, 2008	53

(1)	Date appointed.

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

Ruffo Pérez Pliego del Castillo has served as our Chief Financial Officer since April 3, 2018. Mr. Pérez Pliego has more than 17 years of experience in the areas of corporate finance, debt and equity placements, and mergers and acquisitions. Prior to joining us, Mr. Pérez Pliego served as Chief Financial Officer and Chief Executive Officer of Latin American Airports Holdings Ltd., which, during his tenure, owned Aerodom, a concessionaire of six airports in the Dominican Republic, and Inmobiliaria Fumisa, which leased substantially all the commercial spaces in the international wing of Terminal 1 of the Mexico City International Airport. Previously, Mr. Pérez Pliego worked for nine years in the investment banking division of Credit Suisse. Mr. Pérez Pliego holds a B.A. from Instituto Tecnológico Autónomo de México (ITAM) and an M.B.A. from Harvard Business School.

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

Juan Manuel Jauregui Aguilar has served the Company since March 1999.  He has held the positions of Finance and Control Manager, Business Unit Manager, Project Leader for the construction and operation of Terminals B and C of the Monterrey airport, Airport Manager and Monterrey International Airport Technical Manager.  He has occupied the position of Airports Director since December 2011.  He holds a Bachelor’s degree in Administration from the Universidad Nacional Autónoma de México (UNAM).  Previously, he worked for various companies, including GE Capital, Alliance Bank, Financial Group Cremi‑Union, International Bank BITAL, Atlantic Bank, the National Banking Commission and Bancomer as an Independent Advisor occupying managerial and directorate positions.

Eliseo Héctor Hugo Cortés Cortés has served as Commercial Director since March 2017. He served as Real Estate and New Businesses Director from October 2015 to March 2017.  He joined us in 2001 after being part of the team that participated in the bidding process for the privatization of our airports.  Within our company he has held various positions.  From 2007 through 2015 he acted as Manager of the Culiacán airport, from 2004 to 2006 he was Manager of the Tampico airport and from 2001 to 2003 he was Diversification Manager.  Prior to joining us, he participated in the development of special projects for Grupo ICA between 1999 and 2000.  He has experience in the maritime port sector  through his involvement in the start‑up and operation of ICAVE, a specialized container terminal under concession, between 1995 and 1997, and between 1989 and 1994 he participated on a part-time basis at Puertos Mexicanos, a unit of the Ministry of Communications and Transportation.  He holds a B.S. in Civil Engineering from the Universidad Nacional Autónoma de México (UNAM) and a Master’s Degree in Project Management from the University of British Columbia and also holds a post graduate degree in Airports Engineering and Operations from the Instituto Politécnico Nacional and the ICAO.  He has attended advanced programs, in business and management at the Instituto Panamericano de Alta Dirección de Empresa (IPADE) Business School and the Universidad de las Américas, and has completed a variety of specialized courses in airports operations, security, safety, maintenance and development. He is a certified member of the American Association of Airport Executives.

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

Compensation of Directors and Executive Officers

For 2017, the aggregate compensation earned by our 24 officers (including executive officers and airport administrators) was Ps.70,413 thousand.

At the shareholders’ meeting held on April 23, 2018, the shareholders approved the following compensation for Directors and Executive Officers:  each of the chief executive officer, the chief financial officer, the general counsel and the permanent invitees and secretaries for each meeting of the Board of Directors or committee will receive compensation in the amount of Ps.75,000, net of any required withholding, for each meeting and committee meeting attended, and Directors that serve as the chairs of each Board of Directors or committee meeting will receive compensation in the amount of Ps.85,000, net of any required withholding. In addition, the Chairman of the Board will receive an annual, performance-based bonus of up to 55% of the compensation of the Chief Executive Officer of the Company. This bonus will be subject to the evaluation of the Corporate Practices, Finance, Planning and Sustainability Committee. Furthermore, Independent Directors will receive a fee of Ps.4,000, net of any required withholding, for each hour they dedicate to our affairs entrusted to them by the Board of Directors outside of board meetings and corporate committee meetings.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due them according to the Mexican Federal Labor Law.

As of December 31, 2017, the amount set aside or accrued for all employees under our subsidiary Servicios Aero Especializados del Centro Norte, S.A. de C.V.’s retirement plan, was Ps.19,500 thousand.  Other than for Servicios Aero Especializados del Centro Norte, S.A. de C.V., no amount has been set aside by us or our subsidiaries for pension, retirement or similar benefits.

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

At our general shareholders’ meetings held on April 23, 2015, April 14, 2016 and April 28, 2017, Elsa Beatriz García Bojorges and Alberto Felipe Mulás Alonso were ratified as Chairpersons of our Audit Committee and our Corporate Practices, Finance, Planning and Sustainability Committee, respectively, and at our general shareholders’ meeting held on April 23, 2018, Martin Werner Wainfeld was appointed as Chairman of the Audit Committee in substitution of Elsa Beatriz García Bojorges  and Alberto Felipe Mulás Alonso was ratified as Chairman of our Corporate Practices, Finance, Planning and Sustainability Committee.  The current members of the Audit Committee are Martin Werner Wainfeld, Alberto Felipe Mulás Alonso and Felipe Duarte Olvera. Alberto Felipe Mulás Alonso, Luis Solorzano Aizpuru and Ricardo Maldonado Yáñez are the current members of the Corporate Practices, Finance, Planning and Sustainability Committee.

Our bylaws provide that the Committee or Committees responsible for the Audit and Corporate Practices Functions will consist exclusively of Independent Directors and that a minimum of three members shall be appointed by the Board of Directors based on a recommendation from the Chairman of the Board of Directors.  Holders of the Series BB shares have the right to propose the appointment of at least one member.

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

The Chairman of the Audit Committee shall present an annual report to our Board of Directors with respect to the findings of the Audit Committee, which shall include (i) the status of the internal controls and internal audits and any deviations therefrom and deficiencies thereof, taking into consideration the reports of external auditors and independent experts, (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non‑compliance of operating and accounting policies, (iii) the evaluation of external auditors, (iv) the main results from the review of our financial statements and those of our subsidiaries, (v) the description and effects of changes to accounting policies, (vi) the measures adopted as result of observations of shareholders, directors, executive officers and third parties relating to accounting, internal controls and internal or external audits and (vii) compliance of shareholders’ and directors’ resolutions.

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

Employees

As of December 31, 2017, we had approximately 1,250 employees.  The total number of employees decreased by 1.0% in 2017, due primarily to a decrease in the number of employees hired for the operation of our hotels.  As of December 31, 2017, approximately 55.2% of our employees were unionized.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated:

	As of December 31,
	2015	2016	2017
Categories of activity:
Airport operations	563	551	557
Airport maintenance	179	187	188
Administration	316	322	318
Hotel services(1)	181	202	187
Geographic location:
Acapulco	82	82	80
Ciudad Juárez	55	54	55
Culiacán	60	60	62
Chihuahua	59	57	59
Durango	43	43	43
Mazatlán	65	66	66
Monterrey	222	221	222
Reynosa	42	42	45
San Luis Potosí	48	48	47
Tampico	63	62	61
Torreón	53	50	50
Zacatecas	48	48	48
Zihuatanejo	47	48	49
Corporate offices	171	179	176
Hotel services(1)	181	202	187
Total(2)	1,239	1,262	1,250

(1)Employed by our subsidiaries Servicios Corporativos Terminal 2, S.A. de C.V. and Servicios Hoteleros Aeropuerto Monterrey, S.A. de C.V., providing services for the operation and administration of the Terminal 2 NH Collection Hotel and the Hilton Garden Inn Hotel, respectively.  The human capital management for these employees is directly led by NH Hoteles SA, a Spanish company, and Grupo Hotelero Santa Fe, respectively.

(2)As of December 31, 2015, 2016 and 2017, includes 427, 433 and 437 persons, respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., and 48, 53 and 39 persons, respectively, employed by Servicios Aero Especializados del Centro Norte, S.A. de C.V., our administrative services subsidiaries. Each one of the airport administrators, previously hired by Servicios Aero Especializados del centro Norte, S.A. de C.V., was incorporated as an employee of each of the corresponding airport operators.

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

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi‑weekly contributions of up to 13% of their pre‑tax salaries.  We make bi‑weekly contributions matching each employee’s contribution.  Employees are entitled to withdraw the funds in their accounts on an annual basis.  In 2015, 2016 and 2017, we made a total of Ps.59,819 thousand, Ps.62,790 thousand, Ps.65,684 thousand, respectively, in payments to employees’ accounts pursuant to the savings plan.

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

CONOISA (as successor in interest to Aeroinvest) is our controlling shareholder as the beneficial owner holding the largest percentage of our capital stock.  CONOISA directly owns 7,516,377 of our Series B shares that represent 1.9% of our outstanding capital stock.  CONOISA also directly owns 331,971,999 Series A shares of SETA that represent 99.9% of its capital stock.  SETA in turn owns 49,766,000 of our Series BB shares that represent 12.6% of our capital stock.  Consequently, CONOISA is the beneficial owner of 14.5% of our capital stock.

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

On May 31, 2017, our shareholders approved the cancellation of 6,229,027 Series B shares that were acquired through our share repurchase program. As of April 20, 2018, our fixed minimum social capital consisted of 393,770,973 ordinary shares, of which 49,766,000 were Series BB shares and 344,004,973 were Series B shares.

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 20, 2018, identifying each owner of more than 5% of any series of our shares:

			Percentage of Issued and
	Number of Shares		Outstanding Capital
Identity of Shareholder	B Shares	BB Shares	B Shares	BB Shares
CONOISA(1)	7,516,377	—	1.9%	—
SETA	—	49,766,000	—	12.6%
Aberdeen Asset Management PLC(2)	24,901,992	—	6.3%	—
Quintana Family(3)	15,729,568	—	4.0%	—
Public	295,846,661	—	75.1%	—
Officers and Directors(4)	10,375	—	0%	—

(1)In addition to the Series B shares it directly owns, CONOISA may be deemed to beneficially own all of our shares owned by SETA by virtue of its ownership of 99.9% of SETA’s capital stock.  CONOISA and SETA are subsidiaries of Empresas ICA.

(2)Based on beneficial ownership report filed with the SEC dated December 31, 2017.

(3)Members of the Quintana Family, including Mr. Alonso Quintana Kawage (who served as Director until February 24, 2017) and current Directors Mr. Diego Quintana Kawage and Mr. Rodrigo Quintana, directly own an aggregate of 1,652,810 Series B shares representing 0.4% of our total shares.  None of the members of the Quintana Family individually directly own more than 5% of any class of our shares.  Percentage figures are based on the number of shares outstanding as of the date of the most recently beneficial ownership report.

(4)Excludes shares beneficially owned by Mr. Diego Quintana Kawage and Mr. Rodrigo Antonio Quintana Kawage, who own 22,000 and 1,052,810 Series B shares, respectively, and is included in the percentage owned by the Quintana Family as a group.

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

Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to our Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, our chief operating officer and our commercial director, and to elect three members of our Board of Directors.  SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders.  If the Technical Assistance Agreement is terminated, the Series BB shares would be converted into Series B shares, resulting in the termination of all of SETA’s special rights.  Before June 14, 2015, if SETA had held less than 7.65% of our capital stock in the form of Series BB shares, it would have lost its veto rights (but its other special rights would have been unaffected).  If at any time after June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB, all of its special rights will remain in place.  On October 15, 2015, we, at the request of SETA, converted 9,034,000 of our Series BB shares held by SETA to Series B shares, however, after this conversion SETA’s shareholding of Series BB shares remains at 12.6% and its special rights were not affected.  In addition, shareholders of SETA have allocated among themselves certain veto rights relating to the exercise by SETA of its veto and other rights, which increases the risk of impasse at the shareholders meeting of SETA and ultimately at our shareholders meetings.

Our bylaws, the Participation Agreement and the Technical Assistance Agreement also contain certain provisions designed to avoid conflicts of interest between SETA and us, such as approval of certain related‑party transactions by our Corporate Practices, Finance, Planning and Sustainability Committee.

In accordance with our bylaws, at least one member of each of our Audit Committee and Corporate Practices, Finance, Planning and Sustainability Committee shall be appointed by SETA.

Arrangements Relating to CONOISA (as Successor in Interest to Aeroinvest)

On May 15, 2013, we filed a shelf registration statement on Form F‑3 with the SEC, which permitted the selling shareholder named therein, Aeroinvest (currently CONOISA), to offer, from time to time, up to 100,000,000 Series B shares, directly or in the form of ADSs.  On July 12, 2013, Aeroinvest (currently CONOISA) sold 69,000,000 shares, representing approximately 17.25% of our total capital stock, in an underwritten global public offering at a price of Ps.40.00 per Series B share and U.S.$24.76 per ADS.  In August 2015, Aeroinvest (currently CONOISA) sold a total of 12,081,300 Series B shares, or approximately 3.02% of outstanding Series B shares, through a block trade on the Mexican Stock Exchange to a third party through Barclays Bank, PLC, for a price of Ps.83.5 per share.  In addition, in a series of sales between January 29, 2016 and February 5, 2016, CONOISA sold an aggregate of 4,386,250 Series B shares, or approximately 1.10% of outstanding Series B shares at an average price of Ps.84.05 per share.

The shelf registration statement on Form F‑3 ceased to be in effect as of May 15, 2016, three years after its initial effective date.

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2017 amounted to Ps.135,074 thousand (U.S.$6.8 million).  The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its shareholders during the term of the agreement.  The agreement had an initial term of 15 years beginning June 14, 2000, and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015.  On May 13, 2015, we signed an extension and amendment to our Technical Assistance Agreement for a term to end on December 31, 2020.  Pursuant to the amendment, the agreement will be automatically renewed for successive one‑year terms unless one party provides the other a notice of termination at least 90 days prior to a scheduled expiration date, as long as CONOISA retains at least 12.75% of SETA’s capital stock.  A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B shares that are not owned by SETA or any of its affiliates.  The amendment became effective on June 14, 2015.

Additionally, a party may terminate the Technical Assistance Agreement prior to its expiration date upon non‑compliance with its terms by the other party.  SETA provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the master development programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations.

The Technical Assistance Fee for 2000 and 2001 was fixed at U.S.$5.0 million.  Subsequent to January 1, 2003, the Technical Assistance Fee was equal to the greater of U.S.$3.0 million adjusted annually for inflation since June 14, 2006 (measured by the U.S. consumer price index), or 5% of our EBITDA (as defined in the Technical Assistance Agreement).  As of June 14, 2015, the technical assistance fee was reduced by 20% for the first three years of the extension and amendment to the Technical Assistance Agreement, to the greater of U.S.$3,478,000  (updated annually according to the U.S. consumer price index) and 4% of our EBITDA, and by an additional 25% for the final two years of the extension, to 3% of our EBITDA.  We believe that this structure creates an incentive for SETA to increase our annual consolidated earnings.  SETA is also entitled to reimbursement for the out‑of‑pocket expenses it incurs in its provision of services under the agreement.

The Technical Assistance Agreement allows SETA, its shareholders and their affiliates to render additional services to us only if our Corporate Practices, Finance, Planning and Sustainability Committee determines that these related persons have submitted an arm’s‑length bid in a public bidding process.  For a description of this committee, see “Item 6. Directors, Senior Management and Employees—Committees.”

In 2016 and 2017, we recognized expenses of U.S.$5.7 million and U.S.$6.8 million, respectively, pursuant to the Technical Assistance Agreement plus additional nominal expenses paid to SETA and its affiliates.

Arrangements with CONOISA (as Successor in Interest to Aeroinvest) and Its Affiliates

On June 2, 2015, Aeroinvest (currently CONOISA) entered into certain transactions with Banco Santander for purposes of obtaining short‑term cash financing on a secured basis through monetization of its position in our Series B shares.  Pursuant to the terms of the relevant financing documents, Aeroinvest transferred a total of 69,487,800 Series B shares to Banco Santander in exchange for initial cash payments totaling Ps.4,024 million and monthly interest payments, with a simultaneous agreement by Banco Santander to transfer the Series B shares back to Aeroinvest on the agreed settlement dates against a final price per Series B share equal to the initial price of the transaction.  The transactions were executed under three swap confirmations due on July 3, 2015, September 3, 2015 and June 4, 2018, respectively.  As credit support, Aeroinvest, Empresas ICA and their affiliates granted to Banco Santander a guaranty of 13,897,560 additional Series B shares, pursuant to a Mexican law governed share pledge agreement with Monex acting as pledge administrator.

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

Arrangements with Other Affiliates

We periodically engage Empresas ICA and its affiliates to provide construction and related services to us.  In 2017, we contracted Ps.387,365 thousand for services to be provided by Empresas ICA and its affiliates, periodically.  In accordance with our Related Party Guidelines, any of these contracts shall be approved by our Board of Directors upon the recommendation of our Corporate Practices, Finance, Planning and Sustainability Committee and in accordance with Mexican Securities Law.  The Committee considers whether these contracts are arm’s‑length agreements based on the evaluation of these contracts by the third‑party professionals Desarrollo de Ingeniería Civil y Tecnológica, S.A. de C.V. (DICTEC), represented by Jorge Moreno Anaya and Corporativo de Ingeniería Terrestre, S.A. de C.V. (COITSA), represented by Jorge González Minjares.  All companies are independent experts contracted by us to evaluate offers made by Empresas ICA or its affiliates to determine if such offers are consistent with market prices.

The following table sets forth the amounts paid to affiliates of Empresas ICA during 2017, for a total of Ps.266,675 thousand, in exchange for the provision of services related to the construction and expansions of terminal buildings at our airports and construction at the OMA Vynmsa Industrial Park.  This amount represents approximately 15.8% of our expenditures under the master development programs and other capital expenditures for an amount of Ps.1,683,890 thousand.

	Amount
Service	2017
	(in thousands of pesos)
Acapulco airport		202,040
Reynosa airport		16,539
San Luis Potosí airport		1,924
OMA Vynmsa Aero Industrial Park, S.A. de C.V.		46,172
Total	Ps.	266,675

Transactions with Related Parties

As of December 31, 2017, we had Ps.130,022 thousand in accounts payable to related parties, and we engaged in the following transactions with related parties during 2017:

•	transaction amounting to Ps.135,074 thousand in technical assistance fees with SETA, a related party of Empresas ICA; and
•

In connection with the operations of the Terminal 2 NH Collection Hotel and the Hilton Garden Inn Hotel and OMA-vynmsa Aero Industrial Park, transactions amounted to Ps.66,783 thousand in administrative services fees with our partners NH Hotels, Grupo Hotelero Santa Fe and VYNMSA, respectively. This amount also includes the administrative services fees paid to a related party of Empresas ICA for related services, such as support.

•	Transactions amounting to Ps.210,098 thousand in terminal construction processes and Ps.10,405 thousand in platform maintenances contracted with related parties.

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

Against such acts, an amparo trial was filed by the Ciudad Juárez airport to challenge the closure and claim the unconstitutionality of the municipal order. The claim was admitted and the court decided in favor of the airport on November 24, 2017, indicating a lack of municipal authority due to the application of municipal regulations in an area where only the federal government has jurisdiction. This decision concluded the trial in favor of the airport.

Disputed Land Ownership at the Ciudad Juárez Airport

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government.  As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$120.0 million.  On May 18, 2005, a Mexican court ordered us to return the disputed land to the plaintiffs.  However, that decision and three subsequent constitutional claims permitted the ruling to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation, as the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juárez airport.  On August 28, 2009, the federal government filed its answer to the claim, in which it requested that the trial be removed to federal court.  In May 2010, the Court of Appeals granted the federal government’s request, giving the Federal Courts jurisdiction to hear the lawsuit.  The plaintiffs filed a constitutional claim against this ruling before the Federal District Court in Chihuahua and on November 29, 2010, the District Court in Chihuahua confirmed the Court of Appeals ruling.  Against this ruling, the plaintiffs filed an appeal (recurso de revisión) before the Federal District Circuit Court and on July 7, 2011, the Federal District Circuit Court ruled that the plaintiffs’ constitutional claim should be heard by a District Court in Ciudad Juárez.  In October 2011, the District Court in Ciudad Juárez denied the plaintiffs’ constitutional claim, against which, in November 2011, the plaintiffs filed a new appeal (recurso de revisión) before the Federal District Circuit Court.  On January 7, 2012, the Federal District Circuit Court confirmed that the District Court in Ciudad Juárez had jurisdiction to hear the claim.  On April 30, 2012, the Federal District Court in Ciudad Juárez ruled that it did not have jurisdiction to hear the claim, and the determination of jurisdiction was sent to the Mexican Supreme Court.  However, after the Federal District Court denied jurisdiction, a conflict arose that has been resolved by the Circuit Court.  The Federal District Circuit Court ruled on January 13, 2013 that a state or local court must hear the lawsuit rather than a federal court.  On July 8, 2016, the local court in Ciudad Juárez ruled that the claims against the Ciudad Juárez airport are inadmissible, and on October 21, 2016, the claimants filed an appeal before the Appellate Court in Chihuahua against the court’s determination.  On July 31, 2017, the First Civil Court overturned the lower court’s decision and ruled in favor of the plaintiffs, requiring the Mexican government to pay restitution to the plaintiffs for their loss of property and in accordance with the lawsuit. The Mexican government filed an amparo trial to appeal the decision.  As of April 20, 2018, the final resolution of this dispute remains pending.

In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of our concessions would require, our concession to operate the Ciudad Juárez airport would terminate.  In 2017, the Ciudad Juárez airport represented 4.5% of our consolidated total revenues.  Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of our concessions the termination of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and that the Mexican government would be obligated to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, we may not be so indemnified.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

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

On August 27, 2015, a new claim was filed against the Monterrey airport in connection with the ownership of land with an approximate area of 96 hectares (107,639 square feet) acquired in 2008.  The claim was filed by Banco Mercantil del Norte, S.A., acting as trustee of a transnational domain trust, arguing that the trust’s settlors are the rightful owners of the property.  The claim was filed against the Monterrey airport but it was requested to call to trial the seller of the property as interested third party.  As of April 20, 2018, the final resolution of this dispute remains pending.

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

On January 24, 2017, the Administrative Court ruled in favor of the Ministry of Communications and Transportation, with the Reynosa airport as an interested third party. In response, the plaintiff filed an amparo trial. On

December 7, 2017, the court affirmed the lower court’s ruling and decided in favor of the Ministry of Communications and Transportation, with the Reynosa airport as an interested third party. This decision concluded the trial.

Property Tax Claims

Administrative law proceedings have been asserted against us in the past by various municipalities for the payment of property taxes with respect to the real estate on which we operate our airports in those cities.

In November 2011, August 2012 and March 2014, the municipality of Reynosa filed property tax claims against us for Ps.127,312 thousand, Ps.1,119 thousand and Ps.1,361 thousand, respectively.  In response to these claims, we have filed administrative appeals before the Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Tamaulipas).  As of April 20, 2018, these appeals were still pending.

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

DIVIDENDS AND CAPITAL STOCK REIMBURSEMENTS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock.  Our legal reserve fund was Ps.61,689 thousand as of December 31, 2017 (excluding reserve amounts corresponding to 2016 net income), which represented 20.3% of our capital stock as of such date.

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund.  The reserve fund is required to be funded on a stand‑alone basis for each company, rather than on a consolidated basis.  Since 2011, the level of earnings available for the payment of dividends has been determined under IFRS.  Our subsidiaries are required to allocate 5% of earnings to their respective legal reserve funds prior to paying dividends to us.  We are also required to allocate earnings to our legal reserve fund prior to distributing any dividend payments to our shareholders.

Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax are subject to a corporate‑level dividend tax (charged against cumulative net income and payable by us).  Companies are entitled to apply any corporate‑level dividend tax on the distribution of earnings as a credit against their Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid.  Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate‑level dividend income tax.  Furthermore, dividends paid to resident and non‑resident holders with respect to our Series B shares and ADSs since 2014 are subject to a 10% Mexican withholding tax, which is withheld by the brokerage firms doing the distribution.

On April 14, 2011, our shareholders approved a dividend policy, applicable to our results of operations starting in 2011.

Our dividend policy seeks to ensure the tax efficient payment of dividends.  Because any dividend we expect to pay will likely be subject to the corporate‑level dividend tax referred to above, our dividend policy has been designed to ensure that any corporate‑level dividend tax we pay may be applied by us as a credit against its projected future corporate income tax liability in the year paid and in the subsequent two years.

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

On April 14, 2016, our shareholders approved a cash dividend of Ps.1,400 million, equal to Ps.3.50 per share, to be paid in cash for each share outstanding in one payment, no later than April 30, 2016.  The dividend was paid on April 29, 2016, in an amount of Ps.1,371,642 thousand corresponding to the shares outstanding.

On April 28, 2017, our shareholders approved a cash dividend of Ps.1,600 million, equal to Ps.4.00 per share, to be paid in cash for each share outstanding in one payment, no later than May 31, 2017.  The dividend was paid on May 16, 2017, in an amount of Ps.1,575,083 thousand corresponding to the shares outstanding.

On April 23, 2018, our shareholders approved a cash dividend of Ps.1,600 million, equal to Ps.4.06 per share, to be paid in cash for each share outstanding in one payment, no later than June 20, 2018.

Certain distributions that we make to our shareholders other than capital reimbursements (in the manner described above), including amortization of shares or otherwise, would be subject to taxation in Mexico, including withholding taxes.  The tax rates applicable and the method of assessing and paying taxes applicable to any such non‑dividend distributions will vary depending on the nature of the distributions.

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

	U.S.$ per ADS(1)		Pesos per Series B Share
	Lowest	Highest	Lowest	Highest
2013	22.47	34.35	35.99	52.51
2014	24.20	40.13	40.43	68.82
2015
First quarter	34.10	39.42	65.42	74.29
Second quarter	37.49	42.00	72.07	81.15
Third quarter	37.69	44.91	78.29	91.54
Fourth quarter	35.74	43.02	77.19	88.78
2016
First quarter	34.04	46.06	77.72	99.42
Second quarter	44.35	47.83	97.06	109.29
Third quarter	44.25	52.54	107.50	120.27
Fourth quarter	33.99	48.97	87.76	117.89
2017
First quarter	30.14	43.40	82.65	101.40
Second quarter	41.80	48.18	98.41	109.68
Third quarter	44.39	52.10	100.89	114.28
Fourth quarter	37.79	44.44	90.27	101.96
Monthly Prices
October 2017	39.27	44.44	94.18	100.99
November 2017	37.79	41.61	90.27	96.90
December 2017	40.16	42.57	93.35	101.96
January 2018	40.56	43.69	94.97	105.26
February 2018	39.16	41.58	92.11	96.78
March 2018	38.75	40.90	88.65	95.01

(1)	Eight Series B shares per ADS.

Sources:  Mexican Stock Exchange and NASDAQ.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico.  Founded in 1894, it ceased operations in the early 1900s and was reestablished in 1907.  The Mexican Stock Exchange is organized as a corporation (sociedad anónima bursátil de capital variable) whose shares are held by brokerage firms.  These firms are exclusively authorized to trade on the floor of the Exchange.  Trading on the Mexican Stock Exchange takes place exclusively through an automated inter‑dealer quotation system known as SENTRA, which is open between the hours of 8:30 a.m. and 3:30 p.m., Mexico City time, each business day.  Each trading day is divided into six trading sessions with 10‑minute periods separating each session.  Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be made outside the Exchange.  Due primarily to tax considerations, however, most transactions in listed Mexican securities are made through the Exchange.  The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility.  The suspension procedures will not apply to shares that are directly or indirectly (through ADSs or CPOs) quoted on a stock exchange outside Mexico.

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

As of December 31, 2017, 141 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2017, the 10 most actively traded equity issues (excluding banks) represented approximately 65.37% of the total volume of equity issues traded on the Mexican Stock Exchange.  Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over‑the‑counter market for securities in Mexico.

Reporting Obligations

The Bolsa Institucional de Valores, or the BIVA, is a new Mexican stock exchange scheduled to launch operations in 2018, following the receipt of Mexican regulatory approvals. Once operational, the BIVA will become the second stock exchange in Mexico and compete with the existing Mexican Stock Exchange. According to rules recently published by the CNBV, the securities of companies that trade on the Mexican Stock Exchange will be required to also trade on the BIVA. Under CNBV rules, the BIVA and the Mexican Stock Exchange may suspend trading on a series of securities upon the occurrence of unusual trading activity. Furthermore, the suspension of trading of a series of securities on one exchange will automatically trigger the suspension of their trading on the other exchange.

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

Material Changes to the Rights Conferred by Our Securities Registered with the Mexican National Registry of Securities and Traded in the Mexican Market

As of December 31, 2017, there have been no material changes to the rights conferred by our securities registered with the Mexican National Registry of Securities and traded in the Mexican market.

Item 10.        Additional Information Bylaws

This section summarizes certain provisions of Mexican law and our bylaws (estatutos sociales), a copy of which is attached to this Form 20‑F as Exhibit 1.1.

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

At our shareholders’ meetings held on May 31, 2017, April 23, 2015 and April 10, 2014, our bylaws were amended to update the amounts of fixed minimum common stock to reflect the decrease on the fixed portion of our capital stock after the cancellation of shares held in treasury and capital reimbursements.

Purposes

The purposes of the Company include the following:

•

to acquire shares of or interests or participations in privately or state‑owned companies engaged in the management, operation (including the provision of aeronautical, complementary, commercial and construction services) and/or development of civilian airports pursuant to the Mexican Airport Law (Ley de Aeropuertos) and its regulations and to participate in the capital stock of companies engaged in the provision of all types of services;

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

Authority of the Board of Directors

The Board of Directors has broad authority to manage the company.  Pursuant to the Mexican Securities Law, the Board of Directors is required to approve, among other matters:

•	our general strategy;
•	the business plan and the investment budget on an annual basis;
•	capital investments not considered in the approved annual budget for each fiscal year;
•	the proposal to increase our capital or that of our subsidiaries;
•	our five‑year master development program and any amendments thereto for each of our airports to be submitted to the Ministry of Communications and Transportation;
•	the voting of the shares we hold in our subsidiaries;
•	our management structure and any amendments thereto;
•	the election of our chief executive officer from the candidates proposed by the Series BB directors and the approval of his or her compensation or his or her removal for cause;
•	any transfer by us of shares in our subsidiaries;
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

•

subject to the recommendation of the Audit Committee, among other matters, (i) our financial statements and those of our subsidiaries, (ii) subject to certain limited exceptions, the acquisition and sale of our own stock, (iii) guidelines for the granting of loans or any type of credits or guarantees to any related party, (iv) guidelines regarding our internal controls, internal audits and those of our subsidiaries, (v) our accounting policies, including adjustments to our accounting principles to conform to or recognize those issued by the Commission, (vi) the hiring and termination of our external auditors and (vii) unusual or non‑recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or U.S.$20.0 million, or (b) the giving of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of our consolidated assets, U.S.$40.0 million or in excess of the debt level set forth in the annual business plan, which must not exceed a 50% debt‑to‑capital ratio;

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

Our Capital Stock

Pursuant to our bylaws, our capital stock has a variable portion.  As of the date of this report, the Company has a fixed minimum capital stock, without withdrawal rights, of Ps. 333,179,234, represented by 393,770,973 ordinary nominal Class I shares, without par value, which are fully subscribed and paid, of which 344,004,973 are Series B shares and 49,766,000 are Series BB shares.  For the last three years, no part of our capital stock has been paid in‑kind.

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

•

On May 31, 2017, our shareholders approved the cancellation of 6,229,027 Series B shares that were repurchased by the Company in accordance with Article 56 of the Mexican Securities Law, reducing the capital stock of the Company. As a result of the cancellation of shares, the fixed minimum social capital, fully paid-in and subscribed, totals Ps.303,643,946, represented by 393,770,973 ordinary shares, nominative and without par value, of which 49,766,000 are Series BB shares and 344,004,973 are Series B shares.

We have not conducted any issuance of shares during the last three years, and we are not beneficiaries of any derivative instruments payable in‑kind, which have Series B or Series BB shares, or any other security representing those shares, as underlying assets.

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 23, 2018:

	Authorized	Issued and Outstanding
Capital Stock:
Series B shares	344,004,973	343,680,466
Series BB shares	49,766,000	49,766,000
Total	393,770,973	393,446,466	(1)

(1)The difference between our authorized capital stock and our issued and outstanding capital stock constitutes 324,507 shares repurchased and held by the Company.

All ordinary shares confer equal rights and obligations to holders within each series.  The Series BB shares have special voting and other rights described below.

Our bylaws provide for the issuance of the following shares, which have the characteristics described below:

•	Series B. Series B shares currently represent 87.4% of our capital. Series B shares may be held by any Mexican or foreign natural person, company or entity.
•

Series BB.  Series BB shares currently represent 12.6% of our capital.  Series BB shares, which are issued pursuant to Article 112 of the Mexican General Law of Business Corporations (Ley General de Sociedades Mercantiles), may be held by any Mexican or foreign natural person, company or entity.

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

Extraordinary shareholders’ meetings are those called to consider any of the following matters:

•	extension of a company’s duration or voluntary dissolution;
•	an increase or decrease in a company’s minimum fixed capital;
•	change in corporate purpose or nationality;
•	any transformation, merger or spin‑off involving the company;
•	any stock redemption or issuance of preferred stock or bonds;
•	the cancellation of the listing of our shares with the Mexican National Registry of Securities or on any stock exchange;
•	amendments to a company’s bylaws; and
•	any other matters for which applicable Mexican law or the bylaws specifically require a general extraordinary shareholders’ meeting.

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

Calls for shareholders’ meetings must be published in the Federal Official Gazette or in one newspaper of general circulation in Mexico City at least 15 calendar days prior to the date of the meeting.  Each call must set forth the place, date and time of the meeting and the matters to be addressed.  Calls must be signed by whoever makes them, provided that calls made by the Board of Directors, the Audit Committee or the Corporate Practices, Finance, Planning and Sustainability Committee must be signed by the Chairman, the Secretary or a special delegate appointed by the Board of Directors, the Audit Committee or the Corporate Practices, Finance, Planning and Sustainability Committee for that purpose.  Shareholders’ meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing our capital are duly represented.

To be admitted to any shareholders’ meeting, shareholders must:  (i) be registered in our share registry; and (ii) at least 24 hours prior to the commencement of the meeting submit (a) an admission ticket issued by us for that purpose and (b) a certificate of deposit of the relevant stock certificates issued by the Secretary or by a securities deposit institution, a Mexican or foreign bank or securities dealer in accordance with the Mexican Securities Law.  The share registry will be closed three days prior to the date of the meeting.  Shareholders may be represented at any shareholders’ meeting by one or more attorneys‑in‑fact who may not be our directors.  Representation at shareholders’ meetings may be substantiated pursuant to general or special powers of attorney or by a proxy executed before two witnesses.

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

Notwithstanding the foregoing, resolutions at extraordinary meetings of shareholders called to discuss any of the items listed below are valid only if approved by a vote of shares representing at least 75% of our capital:

•	any amendment to our bylaws that: (i) changes or deletes the authorities of our committees or (ii) eliminates or modifies any minority rights;
•	any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom;
•	termination of the Participation Agreement that was entered into by SETA and the Mexican government in connection with the Mexican government’s sale of the Series BB shares to SETA;
•	a merger with an entity that conducts business that is not related to the business of us or our subsidiaries; and
•	a spin‑off, dissolution or liquidation.

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

Veto Rights of Holders of Series BB Shares

So long as the Series BB shares represent at least 7.65% of our capital stock, resolutions adopted at shareholders’ meetings with respect to any of the items listed below will only be valid if approved by a vote of at least 95% of our capital stock or a majority of the Series BB shares:

•	approval of our financial statements and those of our subsidiaries;
•	anticipated liquidation or dissolution;
•	capital increases or decreases of us or of our subsidiaries;
•	declaration and payment of dividends;
•	amendment to our bylaws;

•	mergers, spin‑offs, reclassifications, consolidations or share splits;
•	grant or amendment of special rights of any series of shares of our capital stock;
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

Right of Withdrawal

Any shareholder having voted against a resolution validly adopted at a meeting of our shareholders with respect to (i) a change in our corporate purpose or nationality, (ii) a change of corporate form, (iii) a merger involving us in which we are not the surviving entity or the dilution of its capital stock by more than 10% or (iv) a spin‑off, may request redemption of its shares, provided that the relevant request is filed with us within 15 days following the holding of the relevant shareholders’ meeting.  The redemption of the shareholders’ shares will be effected at the lower of (a) 95% of the average trading price determined based on the average of the prices of our shares on the 30 days on which the shares may have been quoted prior to the date of the meeting or (b) the book value of the shares in accordance with the most recent audited financial statements approved by our shareholders’ meeting.

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

Registration and Transfer

Our shares are registered with the Mexican National Securities Registry, as required under the Mexican Securities Law and regulations issued by the CNBV.  Our shares are evidenced by share certificates in registered form, and registered dividend coupons may be attached thereto.  Our shareholders may either hold their shares directly, in the form of physical certificates, or indirectly, in book‑entry form through institutions that have accounts with Indeval.  Indeval is the holder of record in respect of all such shares held in book‑entry form.  Indeval will issue certificates on behalf of our shareholders upon request.  Accounts may be maintained at Indeval by the following participants:  brokers, banks, other financial entities or other entities approved by the CNBV.  We maintain a stock registry and only those persons listed in such stock registry, and those holding certificates issued by Indeval or any related Indeval participants indicating ownership, will be recognized as our shareholders.  The transfer of shares must be registered in our stock registry.  In the case of an international offering, the Depositary will appear in such stock registry as the registered holder of the common shares represented by the ADSs.

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

Under the Mexican Securities Law, all tender offers must be open for at least 20 business days, and purchases thereunder are required to be made pro rata to all tendering shareholders.  The Mexican Securities Law only permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are fully disclosed, approved by the Board of Directors and paid solely in connection with non‑compete or similar obligations.

Certain Minority Protections

Pursuant to the Mexican Securities Law and the Mexican General Law of Business Corporations, there are several protections afforded to minority shareholders.  These protections include provisions that permit:

•	holders of at least 10% of our outstanding capital stock:
-	to vote (including in a limited or restricted manner) to request a call for a shareholders’ meeting;
-	to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and
-	to appoint one member of our Board of Directors and one alternate member of our Board of Directors.
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

Subject to the individual ownership limitations set forth in our bylaws, in the event of an increase of our capital stock, other than (i) for purposes of conducting a public offering of the shares issued as a result of such increase, (ii) in connection with mergers, (iii) with respect to the resale of repurchased shares or (iv) in connection with the conversion of convertible securities, our shareholders will have a preemptive right to subscribe and pay for new stock issued as a result of such increase in proportion to their shareholder interest at that time.  Such preemptive right shall be exercised by any method provided in Section 132 of the Mexican General Law of Business Corporations, by subscription and payment of the relevant stock within 15 business days after the date of publication of the corresponding notice to our shareholders through the electronic system established by the Mexican Ministry of Economy (Secretaría de Economía), provided that if at the corresponding meeting all of our shares are duly represented, the 15‑calendar day period shall commence on the date of the meeting.

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

As a safe harbor for directors, the Mexican Securities Law provides that the liabilities specified above will not be applicable if (i) the director acted in good faith and complies with applicable law and the bylaws; (ii) facts based upon information are provided by officers or third‑party experts, the capacity and credibility of which may not be the subject of reasonable doubt; (iii) the director selects the more adequate alternative in good faith or in a case where the negative effects of such decision may not have been foreseeable; and (iv) actions were taken in compliance with resolutions adopted at the shareholders’ meeting.

In addition to the duty of care and duty of loyalty required by the Mexican Securities Law, our bylaws provide that, from the date on which at least 51% of our capital stock is listed on a stock exchange, a member of the Board of Directors will be liable to us and our shareholders in the following circumstances:

•	negligence resulting in the loss of more than two‑thirds of our capital stock and that results in our dissolution;
•	bankruptcy, subject to certain conditions, when the actions taken by the Board of Directors results in a declaration of insolvency (concurso mercantil);
•	breaching any of the duties set forth under our bylaws; and
•	failure to report irregularities in the actions of former members of the Board of Directors.

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

Shareholders’ Suits

As mentioned above, holders of 5% of our outstanding shares may initiate action against some or all of our directors for violations of their duty of care or duty of loyalty, for our benefit, in an amount equal to the damages or losses caused to us.  Actions initiated on these grounds have a five‑year statute of limitations and will not be applicable if the relevant directors acted under any of the exclusions set forth under the new Mexican Securities Law.  Procedures for class‑action lawsuits were incorporated into Mexican law and became effective in March 2012.  However, these rules and procedures are different and more limited than those in place in the United States.

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

We are a party to a participation agreement with SETA and the Ministry of Communications and Transportation that establishes the framework for several other agreements to which we are a party.  See “Item 7. Major Shareholders and Related‑Party Transactions—Related‑Party Transactions—Arrangements Relating to SETA.”

We have entered into a Technical Assistance Agreement with SETA providing for management and consulting services.  The Technical Assistance Agreement was amended on May 13, 2015 with effect as of June 14, 2015.  See “Item 7. Major Shareholders and Related‑Party Transactions—Related‑Party Transactions—Arrangements Relating to SETA.”

EXCHANGE CONTROLS

Mexico has had free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.  The government may not maintain its current foreign exchange policies.  See “Item 3. Key Information— Exchange Rates.”

TAXATION

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non‑Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase our Series B shares or ADSs.  In particular, the summary deals only with U.S. holders that will hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding shares by vote or value, tax‑exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark‑to‑market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes.  In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder, or the Medicare tax on net investment income.

The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this Form 20‑F, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law.  In addition, a “Treaty Country” is a jurisdiction that has a treaty that provides for the avoidance of double taxation in force with Mexico.  Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

For purposes of this summary, the term “non‑Mexican holder” shall mean a holder that is not a resident of Mexico and that will not hold the Series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

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

Taxation of Dividends

Mexican Tax Considerations

Dividends paid to non‑Mexican holders with respect to our Series B shares and, as a consequence, with respect to ADSs, are subject to Mexican withholding tax at the rate of 10% on the gross amount of the dividend distributed.  This withholding tax may not apply to dividend distributions related to certain retained earnings for years prior to 2013.  Such 10% withholding tax will be remitted to the Mexican tax authorities as a definitive payment on behalf of the non‑Mexican holders.

Non‑Mexican holders that are residents of a Treaty Country may be entitled to a benefit under the provisions of the applicable treaty, such as a reduced tax rate; therefore, each non‑Mexican holder should consult its tax advisor regarding the application requirements of any tax treaty under its particular circumstances.  For Mexican tax purposes, in order to be entitled to the benefits of any tax treaty, non‑Mexican holders must demonstrate that they are tax residents of the corresponding country by means of a tax residency certificate and comply with the procedural provisions set forth in the treaty and in the Mexican Income Tax Law.

U.S. Federal Income Tax Considerations

Subject to the discussion below regarding the passive foreign investment company rules, the gross amount of any distributions paid with respect to the Series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the U.S. holder in the case of Series B shares, or by the depositary in the case of ADSs, and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended.  To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non‑taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Series B shares or ADSs.  We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles.  U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.  Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S.‑dollar amount calculated by reference to the exchange rate in effect on the date they are received by the U.S. holder in the case of Series B shares, or the depositary in the case of ADSs, whether or not they are converted into U.S. dollars.  If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions.

Dividends generally will be treated as “passive category” income from foreign sources for U.S. foreign tax credit limitation purposes.  A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit for any Mexican withholding tax imposed with respect to the Series B shares or ADSs.  Additionally, a U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead be eligible to claim a deduction for U.S. federal income tax purposes in respect of such withheld tax, but only for a year in which such holder does not elect to claim a credit for any creditable foreign income taxes.  The rules governing the foreign tax credit are complex and U.S. holders are urged to consult their own tax advisors in this regard.

Subject to certain exceptions for short‑term and hedged positions, the U.S.‑dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The income tax treaty between the United States and Mexico has been approved for the purposes of the qualified dividend rules.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2016 and 2017 taxable years.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2018 taxable year.

Taxation of Dispositions of Shares or ADSs

ADSs-Mexican Tax Considerations

Non‑Mexican holders are liable for income tax in Mexico with respect to income derived from sources of wealth located within the national territory.  The Mexican Income Tax Law locates the source of wealth for capital gains within the national territory when the shares that are sold were issued by a Mexican resident entity.  Deposits and withdrawals of our Series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

The Mexican income taxation of the proceeds of a sale of our Series B shares or ADSs by a non‑Mexican holder differs based on the jurisdiction of the holder, the method of effecting the sale, and a number of other factors.  The various outcomes are summarized as follows:

Non‑Mexican Holder Not Resident in Treaty Country

Gain on the sale of our Series B shares or ADSs by a non‑Mexican holder who is not resident of a Treaty Country will be subject to Mexican withholding tax at the rate of 10% on the gain realized on such sale if the transaction is carried out through the Mexican Stock Exchange or other recognized markets.  According to the Mexican Income Tax Law, Mexican stock intermediaries participating in these transactions are obligated to apply the aforementioned withholding.  There are no clear rules in those cases in which a non‑Mexican intermediary is involved, thus the non‑Mexican holder could be obliged to remit the corresponding income tax to the Mexican tax authorities directly.

Non‑Mexican Holder Resident in Treaty Country

Gain on the sale of our Series B shares or ADSs by a non‑Mexican holder who is resident of a Treaty Country will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange, or any other recognized market, provided that certain requirements set forth by the Mexican Income Tax Law are complied with.  A letter stating that the non‑Mexican holder is resident in a Treaty Country shall be provided to the financial intermediary obligated to apply the withholding.

Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of the Series B shares, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including through ADSs) within the 12‑month period preceding such sale or other disposition.

Sales Not Subject to the Reduced 10% Withholding Rate

For a non‑Mexican holder that does not carry out the sale through an authorized stock exchange, the proceeds obtained from the sale or disposition of our Series B shares or ADSs will be subject to a 25% tax on the full sale price.  Under certain circumstances, and provided certain requirements set forth by the Mexican Income Tax Law are complied with, non‑Mexican holders, alternatively, may pay a 35% tax on the gain obtained from the transaction.  This 25%/35% regime would also apply in the following cases:  (i) sales of our Series B shares or ADSs that were acquired by the transferor outside of the Mexican Stock Exchange, or other recognized markets set forth in the Mexican Federal Tax Code; (ii) sales made by a person or group of persons that, directly or indirectly, holds 10% or more of the shares representing our capital stock, or that holds a controlling interest in us, if in a period of 24 months, a sale of 10% or more of our fully‑paid shares, or of a controlling interest in us, is carried out through one or several simultaneous or successive transactions, including those carried out through derivative instruments or other similar transactions; (iii) pre‑negotiated trades executed through the facilities of the Mexican Stock Exchange; and (iv) trades of shares obtained as a result of our merger or spin‑off, in certain cases.

In cases in which the 25%/35% regime is applicable, if the non‑Mexican holder is a resident of a Treaty Country, a reduced withholding rate may be applicable if certain requirements are met according to the corresponding Treaty.  Each holder is urged to consult its tax advisor regarding the application requirements of any tax treaty under its particular circumstances.

U.S. Federal Income Tax Considerations

Assuming we are not treated as a PFIC (as discussed above under Taxation of Dividends—U.S. Federal Income Tax Considerations), upon the sale or other disposition of the Series B shares or ADSs, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the Series B shares or ADSs.  Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Series B shares or ADSs have been held for more than one year.  Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain.  The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.  Deposits and withdrawals of Series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

DOCUMENTS ON DISPLAY

The materials included in this annual report on Form 20‑F, and exhibits hereto, may be viewed at the SEC’s public reference room in Washington, D.C.  Please call the Commission at 1‑800‑SEC‑0330 for further information on the public reference rooms.  The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us.  The reports and information statements and other information about us can also be downloaded from the SEC’s website.

A translation of this annual report on Form 20‑F will be filed with the Mexican Stock Exchange and will be available for consultation through the Mexican Stock Exchange.

The person responsible of handling requests from investors and analysts on our behalf is our Chief Financial Officer, Ruffo Pérez Pliego del Castillo, who can be reached at Torre Latitud, L501, Piso 5, Av. Lázaro Cárdenas 2225, Col. Valle Oriente, San Pedro Garza García, Nuevo León, Mexico, by telephone at +52 81 8625 4300 and by e‑mail at rperezpliego@oma.aero.

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

The following table sets forth the amounts that we received in 2017, directly or indirectly, from JPMorgan Chase Bank N.A., as depositary of our ADSs:

Description	Amount

For expenses related to the establishment of the facility including, but not limited to, investor relations expenses, the initial NASDAQ application and listing fees or any other program-related expenses.	U.S.$	—

For expenses related to the administration and maintenance of the facility including, but not limited to, investor relations expenses, the annual NASDAQ listing fees or any other program-related expenses.	U.S.$	3,048

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

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.        Controls and Procedures

(a)          Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2017.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2017, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.  Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2017.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013), which has been early-adopted.

Based on our assessment and those criteria, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2017.  Additionally, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c)          Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the "Company") as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated April 27, 2018, expressed an unqualified opinion on those financial statements and includes an explanatory paragraph related to the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in note 3 d.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited

/s/ Felipe Antonio Mercado Muñoz

C.P.C. Felipe Antonio Mercado Muñoz

Monterrey, Nuevo León, México

April 30, 2018

(d)          Changes in Internal Control over Financial Reporting

There has been no change in internal controls over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.        [Reserved]

Item 16A.     Audit Committee’s Financial Expert

Our Board of Directors has determined that Mr. Martin Werner Wainfeld, a member of our Audit Committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A.  The shareholders’ meeting of April 23, 2018, appointed Mr. Martin Werner Wainfeld as the independent director required by the Mexican Securities Law and applicable NASDAQ listing standards and as an “audit committee financial expert” within the meaning of this Item 16A.  See “Item 6. Directors, Senior Management and Employees—Directors.”

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

Item 16C.     Principal Accountant Fees and Services Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited (Deloitte), during the fiscal years ended December 31, 2016 and 2017:

	2016		2017
	(in thousands of pesos)
Audit fees	Ps.	12,558	Ps.	14,416
Tax fees		—		—
All other fees		8,225		—
Total fees	Ps.	20,783	Ps.	14,416

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

SHARES REPURCHASED BY US PURSUANT TO THE SHARE REPURCHASE PROGRAM

			(c) Total number of	(d) Maximum
			shares purchased as	number of shares
		(b) Average price	part of publicly	that may yet be
	(a) Number of shares	paid or received per	announced plans or	purchased under the
2017	purchased (issued)	share in pesos	programs (issued)	plans or programs
January 1–31	—	—	—	N/A
February 1–28	—	—	—	N/A
March 1–31	—	—	—	N/A
April 1–30	—	—	—	N/A
May 1–31	—	—	—	N/A
June 1–30	—	—	—	N/A
July 1–31	—	—	—	N/A
August 1–31	107,892	107	—	N/A
September 1–30	216,615	105	—	N/A
October 1–31	—	—	—	N/A
November 1–30	—	—	—	N/A
December 1–31	—	—	—	N/A
Total	324,507	N/A	—	N/A

SHARES PURCHASED BY CONOISA

			(c) Total number of	(d) Maximum
			shares purchased as	number of shares
		(b) Average price paid	part of publicly	that may yet be
	(a) Number of shares	or received per share	announced plans or	purchased under the
2017	purchased	in pesos	programs	plans or programs
January 1–31	—	—	—	N/A
February 1–28	—	—	—	N/A
March 1–31	—	—	—	N/A
April 1–30	—	—	—	N/A
May 1–31	—	—	—	N/A
June 1–30	—	—	—	N/A
July 1–31	—	—	—	N/A
August 1–31	—	—	—	N/A
September 1–30	—	—	—	N/A
October 1–31	—	—	—	N/A
November 1–30	—	—	—	N/A
December 1–31	—	—	—	N/A
Total	—	—	—	N/A

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

On December 30, 2005, a new Mexican Securities Law was published in the Federal Official Gazette, which became effective on June 28, 2006.

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

NASDAQ Standards	Our Corporate Governance Practice

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

The principal characteristics of our Audit Committee are as follows:

•Our Audit Committee is composed of three members, all of whom are members of our Board of Directors.

•All of the members of our Audit Committee and the committee’s chairman are independent.

•The Chairman of the Audit Committee is appointed and/or removed exclusively by the general shareholders’ meeting.

•Our Audit Committee operates pursuant to provisions in the Mexican Securities Law and our bylaws.

•Our Audit Committee submits an annual report regarding its activities to our Board of Directors.

•The duties of our Audit Committee include, among others, the following:

•selecting the external auditor of the Company, recommending to the Board of Directors the appointment of such external auditor and providing an opinion about any removal of such external auditor;

•supervising our external auditors and analyzing their reports;

•analyzing and supervising the preparation of our financial statements;

•informing the board of our internal controls and their adequacy;

•requesting reports from our executive officers whenever the committee deems appropriate, providing assistance to our Board of Directors in the preparation of the reports containing the main accounting and information guidelines used for the preparation of the financial information, and assistance to our Board of Directors in the preparation of the report on the operations and activities in which the Board of Directors had intervened pursuant to the Mexican Securities Law;

NASDAQ Standards	Our Corporate Governance Practice

•informing the board of any irregularities that it may encounter;

•receiving and analyzing recommendations and observations made by the shareholders, members of the Board, executive officers, our external auditors or any third party and taking the necessary actions;

•calling shareholders’ meetings;

•overseeing the execution of the shareholders’ and directors’ resolutions by the chief executive officer in accordance with the instructions provided thereto by the shareholders or the directors; and

•providing an annual report to the Board.

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

Pursuant to our bylaws and the Mexican Securities Law, the duties of our Corporate Practices, Finance, Planning and Sustainability Committee include, among others, the following:

(i)providing opinions to our Board of Directors;

(ii)requesting and obtaining opinions from independent experts;

(iii)calling shareholders’ meeting; and

(iv)assisting the board in the preparation of annual reports and other reporting obligations.

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

Item 16H.     Mine Safety Disclosures

Not applicable.

PART III

Item 17.        Financial Statements

Not applicable.

Item 18.        Financial Statements

Reference is made to pages F-1 through F-63 of this annual report.

Item 19.        Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1*	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of GACN, as amended and restated by resolution of our shareholders’ meeting held on May 31, 2017.

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

Exhibit No.	Description

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

8.1	List of subsidiaries of GACN (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007).

12.1*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 27, 2018.

12.2*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 27, 2018.

13.1*	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 27, 2018.

101.INS*	XBRL Instance Document

Exhibit No.	Description

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Document.

*    Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

	By:	/s/ Ruffo Pérez Pliego del Castillo
Name: Ruffo Pérez Pliego del Castillo
Title: Chief Financial Officer

Dated: April 30, 2018

*****

Grupo Aeroportuario del Centro

Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V.)

Consolidated Financial Statements for the Years Ended December 31, 2017, 2016 and 2015, and Report of Independent Registered Public Accounting Firm Dated April 27, 2018

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V.)

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the Years Ended December 31, 2017, 2016 and 2015

Index for Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2017, 2016 and 2015, the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 d. to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Mexico.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Felipe Antonio Mercado Muñoz

C.P.C. Felipe Antonio Mercado Muñoz

Monterrey, Nuevo León, Mexico

April 27, 2018

We have served as the Company’s auditor since 2000.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note 3 d)		December 31,
	Notes	2017		2017		2016		2015
Assets:
Cash and cash equivalents	6	U.S.$	118,214	Ps.	2,333,007	Ps.	3,005,792	Ps.	2,605,196
Other investments held to maturity			2,500		49,338		—		60,445
Accounts receivable, net	7		31,961		630,757		714,130		390,785
Recoverable taxes			6,598		130,205		104,114		92,531
Repayments for constructions to related parties	25		4,967		98,017		46,032		1,110
Repayments for contractors			11,068		218,442		199,486		36,683
Other accounts receivable and prepaid expenses	8		1,969		38,856		28,905		30,024
Total current assets			177,277		3,498,622		4,098,459		3,216,774

Non-current assets:

Property, leasehold improvements and equipment, net	9		131,814		2,601,397		2,444,205		2,370,975

Investment in airport concessions, net	10		387,548		7,648,417		6,513,514		6,348,605

Other assets, net			5,286		104,330		109,042		110,722

Deferred income taxes	19		17,635		348,034		380,103		463,260

Total non-current assets			542,283		10,702,178		9,446,864		9,293,562
Total assets		U.S.$	719,560	Ps.	14,200,800	Ps.	13,545,323	Ps.	12,510,336

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note 3 d)		December 31,
	Notes	2017		2017		2016		2015
Liabilities and shareholders’ equity:
Current liabilities:
Current portion of long-term debt	15	U.S.$	2,577	Ps.	50,852	Ps.	56,122	Ps.	55,433
Current major maintenance provision	16		11,788		232,645		160,607		220,410
Trade accounts payable	12		12,971		255,982		262,073		253,358
Payable taxes and other accrued expenses	13		22,030		434,772		489,201		372,060
Accounts payable to related parties	25		6,588		130,022		140,328		67,521
Total current liabilities			55,954		1,104,273		1,108,331		968,782

Non-current liabilities:
Long-term debt	15		232,193		4,582,420		4,637,743		4,658,349
Major maintenance provision	16		31,668		624,979		509,046		383,293
Guarantee deposits			15,424		304,395		272,511		241,923
Labor obligations	17		6,459		127,479		111,921		106,414
Other long-term liabilities			1,564		30,858
Deferred income taxes	19		9,986		197,081		218,791		201,048
Total non-current liabilities			297,294		5,867,212		5,750,012		5,591,027
Total liabilities			353,248		6,971,485		6,858,343		6,559,809

Commitment and contingencies	20

Shareholders’ equity	22
Contributed capital:
Common stock			15,373		303,394		303,644		302,398
Additional paid-in capital			1,509		29,786		29,786		29,786
			16,882		333,180		333,430		332,184
Earned capital:
Reserve for repurchase of shares			74,284		1,466,016		1,383,124		1,041
Retained earnings			267,624		5,281,662		4,846,045		5,546,458
Accumulated other comprehensive loss			(557)		(10,991)		(8,052)		(10,525)
			341,351		6,736,687		6,221,117		5,536,974
Controlling interest			358,233		7,069,867		6,554,547		5,869,158
Non-controlling interest			8,079		159,448		132,433		81,369

Total shareholders’ equity			366,312		7,229,315		6,686,980		5,950,527
Total liabilities and shareholders’ equity		U.S.$	719,560	Ps.	14,200,800	Ps.	13,545,323	Ps.	12,510,336

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V.)

Consolidated Statements of Income and Other Comprehensive Income

(Thousands of Mexican pesos, except per share data)

			Thousands of U.S.
			dollars
			(Convenience
			Translation
			Note 3 d)	For the years ended December 31,
	Notes		2017	2017		2016		2015
Revenues:
Aeronautical services	27	U.S.$	220,266	Ps.	4,347,031	Ps.	3,872,735	Ps.	3,033,130
Non-aeronautical services	27		73,793		1,456,338		1,332,762		1,111,541
Construction services	10		67,212		1,326,458		344,772		347,988
Total revenues			361,271		7,129,827		5,550,269		4,492,659

Operating costs and expenses:
Cost of services, excluding depreciation and amortization	28		49,711		981,065		900,141		836,133
Major maintenance provision	16		14,747		291,038		262,871		174,293
Cost of construction	10		67,212		1,326,458		344,772		347,988
Administrative expenses			29,790		587,917		642,345		558,222
Right to use airport facilities			13,748		271,331		244,215		209,771
Technical assistance fees	25		6,844		135,074		117,987		97,818
Depreciation and amortization			15,161		299,205		276,634		238,809
Other income, net	24		(70)		(1,380)		(22,250)		(6,930)
Total operating costs and expenses			197,143		3,890,708		2,766,715		2,456,104

Operating income			164,128		3,239,119		2,783,554		2,036,555

Interest expense			17,878		352,822		330,694		334,764
Interest income			(6,450)		(127,290)		(199,600)		(80,740)
Exchange loss, net			3,196		63,072		29,177		33,784
			14,624		288,604		160,271		287,808

Income before income taxes			149,504		2,950,515		2,623,283		1,748,747

Income tax expense	19		41,199		813,073		746,782		512,110

Consolidated net income for the year			108,305		2,137,442		1,876,501		1,236,637
Other comprehensive (loss) income:
Items that will not be subsequently reclassified to profit or loss:

		Thousands of U.S.
		dollars
		(Convenience
		Translation
		Note 3 d)		For the years ended December 31,
	Notes	2017		2017		2016		2015
Actuarial (loss) gain on labor obligations	17 and 23		(213)		(4,199)		3,533		(1,286)
Income tax relating to actuarial loss (gain) on labor obligations	23		64		1,260		(1,060)		386
Total other comprehensive (loss) income			(149)		(2,939)		2,473		(900)

Total comprehensive income for the year		U.S.$	108,156	Ps.	2,134,503	Ps.	1,878,974	Ps.	1,235,737
Consolidated net income attributable to:
Controlling interest		U.S.$	107,805	Ps.	2,127,576	Ps.	1,870,187	Ps.	1,233,772
Non-controlling interest			500		9,866		6,314		2,865
		U.S.$	108,305	Ps.	2,137,442	Ps.	1,876,501	Ps.	1,236,637
Comprehensive income attributable to:
Controlling interest		U.S.$	107,656	Ps.	2,124,637	Ps.	1,872,660	Ps.	1,232,872
Non-controlling interest			500		9,866		6,314		2,865
		U.S.$	108,156	Ps.	2,134,503	Ps.	1,878,974	Ps.	1,235,737
Basic and diluted earnings per share of controlling interest		U.S.$	0.27385	Ps.	5.4046	Ps.	4.7614	Ps.	3.1328
Weighted average shares outstanding			393,660,889		393,660,889		392,784,322		393,826,266

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V.)

Consolidated Statements of Changes in Shareholders’ Equity

(Thousands of Mexican pesos, except share data (Note 22))

		Contributed capital						Retained earnings				Accumulated
						Total		Reserve for				other						Total non-		Total
	Number of			Additional		contributed		repurchase of		Retained		comprehensive		Total earned		Total controlling		controlling		shareholders’
	shares	Common stock		paid-in capital		capital		shares		earnings		income		capital		interest		interest		equity

Balance as of January 1, 2015	395,379,850	Ps.	1,491,023	Ps.	29,786	Ps.	1,520,809	Ps.	241,543	Ps.	4,312,686	Ps.	(9,625)	Ps.	4,544,604	Ps.	6,065,413	Ps.	51,190	Ps.	6,116,603

Decrease in common stock (Ps. 3.00 per share)	—		(1,200,000)		—		(1,200,000)		—		—		—		—		(1,200,000)		—		(1,200,000)
Repurchase of shares, net	(3,223,473)		11,375		—		11,375		(240,502)		—		—		(240,502)		(229,127)		—		(229,127)
Increase in a non-controlling interest	—		—		—		—		—		—		—		—		—		27,314		27,314
Consolidated comprehensive income	—		—		—		—		—		1,233,772		(900)		1,232,872		1,232,872		2,865		1,235,737

Balance as of December 31, 2015	392,156,377		302,398		29,786		332,184		1,041		5,546,458		(10,525)		5,536,974		5,869,158		81,369		5,950,527

Issuance of shares, net	1,614,596		1,246		—		1,246		183,124		—		—		183,124		184,370		—		184,370
Dividends paid	—		—		—		—		—		(1,371,641)		—		(1,371,641)		(1,371,641)		—		(1,371,641)
Increase in non-controlling interest	—		—		—		—		—		—		—		—		—		44,750		44,750
Increase in reserve for repurchase of shares	—		—		—		—		1,198,959		(1,198,959)		—		—		—		—		—
Consolidated comprehensive income	—		—		—				—		1,870,187		2,473		1,872,660		1,872,660		6,314		1,878,974

Balance as of December 31, 2016	393,770,973		303,644		29,786		333,430		1,383,124		4,846,045		(8,052)		6,221,117		6,554,547		132,433		6,686,980

Repurchase of shares, net	(324,507)		(250)		—		(250)		(33,984)		—		—		(33,984)		(34,234)		—		(34,234)
Dividends paid	—		—		—		—		—		(1,575,083)		—		(1,575,083)		(1,575,083)		—		(1,575,083)
Increase in non-controlling interest	—		—		—		—		—		—		—		—		—		17,149		17,149
Increase in reserve for repurchase of shares	—		—		—		—		116,876		(116,876)		—		—		—		—		—
Consolidated comprehensive income	—		—		—		—		—		2,127,576		(2,939)		2,124,637		2,124,637		9,866		2,134,503

Balance as of December 31, 2017	393,446,466	Ps.	303,394	Ps.	29,786	Ps.	333,180	Ps.	1,466,016	Ps.	5,281,662	Ps.	(10,991)	Ps.	6,736,687	Ps.	7,069,867	Ps.	159,448	Ps.	7,229,315

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V.)

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

	Thousands of U.S.
	dollars
	(Convenience
	Translation
	Note 3 d)		Year ended December 31,
	2017		2017		2016		2015
Cash flows from operating activities:
Income before income taxes	U.S.$	149,504	Ps.	2,950,515	Ps.	2,623,283	Ps.	1,748,747
Adjustments for:
Depreciation and amortization		15,160		299,192		276,634		238,809
Major maintenance provision		14,747		291,038		262,871		174,293
(Decrease) increase in allowance for doubtful accounts		(535)		(10,561)		749		(1,103)
Gain on sales of property and equipment		(68)		(1,340)		(22,250)		(140)

Present value of major maintenance provision		(278)		(5,477)		(94,072)		8,268
Interest income		(6,172)		(121,813)		(105,528)		(80,740)
Interest expense		17,878		352,822		330,694		326,496
Unrealized exchange rate fluctuation		3,063		60,458		36,791		40,122
		193,299		3,814,834		3,309,172		2,454,752
Trade accounts receivable, net		4,760		93,934		(324,094)		(69,792)
Recoverable tax		(1,322)		(26,091)		13,773		60,296
Repayment for contractors, other accounts receivable and prepaid expenses		110		2,195		15,567		(17,502)
Trade accounts payable		(635)		(12,536)		(72,352)		15,143
Payable taxes and other accrued expenses		(691)		(13,628)		24,274		(41,231)
Income taxes paid		(42,055)		(829,973)		(582,986)		(308,223)
Related parties, net		(3,849)		(75,966)		72,807		(3,867)
Major maintenance provision		(4,955)		(97,784)		(102,854)		(171,647)
Guarantee deposits and labor obligations		3,362		66,348		32,839		151,402
Net cash flows from operating activities		148,024		2,921,333		2,386,146		2,069,331
Cash flows by investment activities:
Acquisition of property improvements		(11,237)		(221,773)		(120,390)		(134,071)
Other non-current assets		(1,090)		(21,519)		(47,531)		(51,701)
Proceeds from sale of property and equipment		68		1,340		30,892		274
Acquisition of improvements in concessioned assets		(69,356)		(1,368,770)		(494,915)		(321,206)
Other investments held to maturity		(2,500)		(49,338)		60,445		(60,445)
Interest received		5,943		117,284		100,142		73,914
Net cash flows used by investing activities		(78,172)		(1,542,776)		(471,357)		(493,235)
Cash flow from financing activities:
Loans obtained from related parties		745		14,700		—		—
Payment of long-term debt		(2,593)		(51,168)		(58,875)		(52,765)
Interest paid		(17,760)		(350,499)		(312,796)		(324,471)
Capital reduction		-		-		—		(1,184,834)
Dividends paid		(79,810)		(1,575,083)		(1,371,642)		—
(Repurchase) issuance of shares		(1,735)		(34,234)		184,370		(244,293)
Increase in non-controlling interest		869		17,149		44,750		27,314
Net cash used by financing activities		(100,284)		(1,979,135)		(1,514,193)		(1,779,049)
Net (decrease) increase in cash and cash equivalents		(30,432)		(600,578)		400,596		(202,953)
Effects of exchange rate changes on the foreign currency cash balance		(3,659)		(72,207)
Cash and cash equivalents at the beginning of the year cash balance		152,305		3,005,792		2,605,196		2,808,149
Cash and cash equivalents at the end of the year	U.S.$	118,214	Ps.	2,333,007	Ps.	3,005,792	Ps.	2,605,196

Non cash investing activities which are not reflected in the consolidated statements of cash flows:
Acquisition of property, leasehold improvements and equipment, including finance lease	U.S.$	2,589	Ps.	51,099	Ps.	41,761	Ps.	4,032
Acquisition of other assets		227		4,484		—		—
Acquisition of improvements in concessioned assets		3,779		74,586		70,268		44,693

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Mexican pesos, except otherwise indicated)

1.           Nature of business operations

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. (“GACN” or collectively with its subsidiaries, the “Company”), is a direct subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) and indirect subsidiary of Empresas ICA, S. A. B. de C.V. (“Empresas ICA”), the ultimate parent company. GACN is a holding company, whose subsidiaries are engaged in the administration, operation, and use of 13 airports under a concession granted by the Mexican Government through the Ministry of Communications and Transportation. The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, .Torreón, and Zacatecas. The Company also generates revenue from hotel services provided by Consorcio Grupo Hotelero T2, S.A. de C.V. (the Terminal 2 NH Hotel) and Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V. (the Hilton Garden Inn Hotel), located at Terminal 2 of the Mexico City International Airport and at Miguel Alemán Km. 24 SN, Apodaca, Nuevo León, respectively.

The address of the Company’s corporate office is Lázaro Cárdenas #2225 5th Floor, Valle Oriente, San Pedro Garza García, Nuevo León, Zip Code 66269.

2.           Significant events

a.	GACN’s Annual Shareholders’ Meeting approves Ps. 1,600 million dividend payment

At the Annual Shareholders’ Meeting held on April 28, 2017 the shareholders approved the payment of a cash dividend of Ps.1,600 million, to be paid in a single installment of Ps. 4 per share. The dividend was paid on May 16, 2017, for Ps. 1,575,083, corresponding to the shares outstanding.

In addition, the shareholders approved a share repurchase reserve of Ps. 1,500 million and authorized use of up to that amount to repurchase shares during 2017 and until the next annual meeting approves the 2017 results. The reserve created in 2017 was in the amount of Ps. 116,875.

b.	GACN’s Extraordinary Shareholders’ Meeting approves cancellation of 6.2 million Series B shares

At the General Extraordinary Shareholders’ Meeting held on May 31, 2017, the shareholders approved the cancellation of 6,229,027 Series B shares, reducing the minimum fixed portion of the Company’s capital stock.

c.	GACN was included in the Dow Jones Sustainability Index for the second consecutive year

For the second consecutive year, GACN has been included in the Dow Jones Sustainability Emerging Markets Index (DJSI). The index represents the highest standard for corporate sustainability based on economic, environmental, social and corporate governance criteria.

d.	GACN launches the OMA Foundation

On October 12, 2017, GACN, publicly identified as “OMA”, launched the OMA Foundation, as a platform to promote and consolidate community projects, working with civil society organizations and social entrepreneurs. The OMA Foundation is supporting programs focused on developing technical skills, improving physical education infrastructure and equipment and providing scholarships that help Mexican youth stay in school and develop professional skills.

3.           Basis of presentation and consolidation

a.Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), including amendments and interpretations, as issued by the International Accounting Standards Board (IASB).

b.Consolidated statement of financial position

According to the requirements of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), GACN must present as part of its basic consolidated financial statements, a third statement of financial position.

c.Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis; notwithstanding, fair value is disclosed in certain cases. In addition, the Company determines the fair value of certain financial instruments for disclosures purposes.

i)Historical cost

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

ii)Fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability, if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope IAS 17, (Leases), and valuations that have some similarities to fair value but are not fair value, such as the value in use in IAS 36 (Impairment of Assets).

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

d.Convenience translation

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2017 and for the year then ended have been translated into U.S. dollar amounts at the exchange rate of Ps. 19.7354 pesos per U.S. dollar, as published by Banco de México, S.A. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

e.Reporting currency

The Mexican peso, legal currency of the United Mexican States is the currency in which the consolidated financial statements are presented. Transactions in currencies other than the peso are recorded in accordance with established policies described in note 4 b.

f.Consolidated statements of income and other comprehensive income

The Company chose to present the consolidated statement of income and other comprehensive income in a single statement, as well as presenting operating income in such statement in accordance with practices in the industry. Costs and expenses were classified according to their nature.

g.Statement of Cash Flows

The Company presents the cash flows from operating activities using the indirect method, in which the profit or loss is adjusted to reflect the effect of transactions that do not require cash flow, including those associated with investment or financing activities.

h.Principles of consolidation

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

Adoption of International Financial Reporting Standards

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2017 were the same as those applied in the consolidated financial statements for 2016 and 2015, except for the standards and interpretations described in paragraph (a) (i) included below, which were applicable to the Company and were effective during 2017.

a.      Application of new and revised International Financial Reporting Standards

i)	The Company adopted the following IFRS and interpretations of the consolidated financial statements that entered into effect as of the years that started on or after January 1, 2017:

-	Amendments to IAS 7 (Disclosure Initiative)
-	Amendments to IAS 12 (Recognition of Deferred Tax Assets for Unrealized Losses Annual)
-	Annual Improvements to IFRS 2014-2016 Cycle; IFRS 12 (Disclosure of Interests in Other Entities)

Amendments to IAS 7 Disclosure Initiative

The Company has applied these amendments for the first time in the current year. The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both cash and non-cash changes.

The Company’s liabilities arising from financing activities consist mainly of loans, and the changes of the opening and closing balances are described in note 15.

The application of these amendments affected disclosures in the consolidated financial statements of the Company, as described in the previous paragraph.

Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses

The Company has applied these amendments for the first time in the current year. The amendments clarify how an entity should evaluate whether there will be sufficient future taxable profits against which it can utilize a deductible temporary difference.

The application of these amendments has had no impact on the Company’s consolidated financial statements, as the Company already assesses the sufficiency of future taxable profits in a way that is consistent with these amendments.

Annual Improvements to IFRSs 2014-2016 Cycle; IFRS 12 Disclosure of Interests in Other Entities

The Company has applied the amendments to IFRS 12 included in the Annual Improvements to IFRSs 2014-2016 Cycle for the first time in the current year. The other amendments included in this package are not yet mandatorily effective and they have not been adopted by the Company.

IFRS 12 states that an entity need not provide summarized financial information for interests in subsidiaries, associates or joint ventures that are classified (or included in a disposal group that is classified) as held for sale. The amendments clarify that this is the only concession from the disclosure requirements of IFRS 12 for such interests.

The application of these amendments has had no effect on the Company’s consolidated financial statements as none of the Company’s interests in these entities are classified, or included in a disposal group that is classified, as held for sale.

ii)The Company has not applied the following new and revised IFRS, which were issued but have not yet become effective:

-	IFRS 9 (Financial Instruments)(1)
-	IFRS 15 (Revenue from Contracts with Customers)(1)
-	IFRS 16 (Leases)(2)

-	Annual Improvements to IFRS Standards 2014-2016 Cycle; IFRS 1 (First-time Adoption of International Financial Reporting Standards) and IAS 28 (Investments in Associates and Joint Ventures)(1)
-	IFRIC 22 (Foreign Currency Transactions and Advance Consideration)(1)
-	IFRIC 23 (Uncertainty over income Tax Treatments)(2)

(1)	Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.
(2)	Effective for annual periods beginning on or after January1, 2019, with earlier application permitted.

IFRS 9 Financial Instruments

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition and in November 2013 to include the new requierments for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014, mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a “fair value through other comprehensive income” (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9:

•

All recognized financial assets that are within the scope of IFRS 9 Financial Instruments are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. All other debt investments and equity investments are measured at their fair value through the net profit or loss. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading nor contingent consideration recognized by an acquirer in a business combination) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•

With regard to the measurement of financial liabilities, IFRS 9 allows, optionally, to designate such liabilities as fair value through profit or loss, and requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39 Financial Instruments: Recognition and Measurement, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

•

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since the beginning of the period. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

•	The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available under IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic relationship”. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

Based on an analysis of the Company’s financial assets and liabilities as of December 31, 2017, and taking into account the facts and circumstances that existed as of that date, the Company’s management evaluated the impact of the adoption of IFRS 9 in its consolidated financial statements, as described below:

Classification and measurement

•

Obligations classified as held-to-maturity investments and loans at amortized cost, as detailed in Notes 6 and 21, are kept within a business model whose objective is to collect contractual cash flows that are only principal and interest payments on the outstanding principal. Accordingly, these financial assets will continue to be measured at amortized cost with the application of IFRS 9.

•

Regarding investments in securities classified as available-for-sale investments that are valued at fair market value, the Company does not include balances for this type of transactions in its consolidated financial statements.

•

Regarding unlisted shares, which are classified as available-for-sale investments that must be valued at fair market value, the Company does not include balances for this type of transaction in its consolidated financial statements.

•	The Company does not include redeemable cumulative preferential shares in its financial statements, which are to be valued at fair market value through net profit or loss (FVTPL).

All other financial assets and financial liabilities will continue to be measured on the same basis currently established by IAS 39.

Impairment of Financial Instruments

The Company expects to apply a simplified model of expected loss to recognize credit losses for its trade account receivables, as required by IFRS 9.

This model is carried out through a transition matrix, which considers the past behavior of the main customers and their historical account balances to estimate the probability of payment and the probability of default. The model also considers financial factors in the stock market, macroeconomic factors and in-house financial information to determine the severity of the loss. Using both variables, together with the information of each customer, one can determine the expected loss as an estimate of uncollectible accounts for a specific period.

In general, the Company’s management expects that the application of the expected loss model of IFRS 9 to its accounts receivable from customers will not have a significant impact on its consolidated financial statements, due to the good performance of the Company’s portfolios and the quality and levels of guarantees that support accounts receivable from customers.

Hedge accounting

As of December 31, 2017, the Company does not use hedge accounting, so this provision in IFRS 9 does not impact the Company’s consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

IFRS 15, was issued in May 2014 and applies to annual reporting periods beginning on or after January 1, 2018. IFRS 15 establishes a single comprehensive model for entities to use to account for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 (Revenue), IAS 11 (Construction Contracts) and the related Interpretations when it becomes effective.

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

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e., when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidelines have been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Company has evaluated the impact on its consolidated financial statements from the adoption of this standard as of December 31, 2017, taking into account the following steps to recognize income:

1.

Step 1 The contracts with customers meet the criteria established by IFRS 15 in order to be accounted for: they are clearly identified, they have a fixed duration and, in the case of regulated revenues, they can be modified by updating the rates in accordance with the tariff regulation system.

2.

Step 2 Management has identified different performance obligations grouped into two types of services, aeronautical and non-aeronautical, and each performance obligation identified is presented in a disaggregated form. There are activities that are strongly correlated to the presentation of some services, which are not considered a different service, and therefore, are not treated as separate performance obligations. In connection with the concession contracts, Management recognized that IFRS 15 modifies IFRIC 12 (Service Concession Agreements). Therefore, during construction activities, a cost is recognized in the income statement and as revenue as a result of such activities, thus recording an intangible asset, which was recognized as a separate performance obligation.

3.

Step 3 The Company determines the price of the transaction using the amount of consideration presented in the contracts and the rates established in the annexes for each of the performance obligations identified. The impact is not recognized since that is consistent with current requirements.

4.

Step 4 The Company allocates the transaction price to each of the performance obligations on the basis of independent sales prices; in this case, an applicable rate for each different service required in the contract. In some cases, discounts or incentives are applied directly to a performance obligation because this is established in the contract, so these variable considerations would not be applicable to all performance obligations. No impact was identified in relation to the allocation of the price to the different performance obligations, since they are recognized at their independent selling price.

5.

Step 5 The revenue is recognized when the obligation is satisfied, such that, to the extent that the service is provided, the amount of the income recognized is the amount assigned to that performance obligation. Thus, the current system for recognition is consistent with the requirements under IAS 18 Revenue and IFRIC 12 Service Concession Agreements.

Based on the facts and circumstances existing as of December 31, 2017, and in accordance with what is mentioned in the preceding paragraphs, the Company’s management anticipates that the adoption of the new IFRS 15 will not have a significant impact on the Company’s consolidated financial statements.

IFRS 16 Leases

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. IFRS 16 was issued in January 2016 and will supersede the current lease guidance including IAS 17 Leases and the related interpretations when it becomes effective.

IFRS 16 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. “Distinctions of operating leases (off balance sheet) and finance leases (on balance sheet) are removed for lessee accounting and is replaced by a model where a right-of-use asset and a corresponding liability have to be recognized for all leases by lessees (i.e. all on balance sheet) except for short-term leases and leases of low-value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments, as well as the impact of lease modifications, among others. Furthermore, the classification of cash flows will also be affected as operating lease payments under IAS 17 are presented as operating cash flows, whereas under the IFRS 16 model, the lease payments will be split into a principal and interest portion.

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

In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17 and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

IFRS 16 establishes different transitional provisions, including retrospective application or the modified retrospective application where the comparative period is not restated.

The Company is in the process of determining the potential impact that the adoption of this standard could have on its consolidated financial statements. Given the nature of its operations, it is not possible to provide a reasonable estimate of the effect of IFRS 16 until the Company’s management concludes the detailed review of the operating leases mentioned in note 18.

Annual Improvements to IFRSs 2014 - 2016 Cycle; IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 28 Investments in Associates and Joint Ventures

The Annual Improvements include amendments to IFRS 1 and IAS 28, which are not yet mandatorily effective for the Company. The package also includes amendments to IFRS 12, which are mandatorily effective for the Company in the current year.

There are two amendments to IAS 28, the first one clarifies that the option for a venture capital organization and other similar entities to measure investments in associates and joint ventures at FVTPL is available separately for each associate or joint venture, and that election should be made at initial recognition of the associate or joint venture. With respect to the option for an entity that is not an investment entity (IE) to retain the fair value measurement applied by its associates and joint ventures that are IEs when applying the equity method, the amendments make a similar clarification that this choice is available for each IE associate or IE joint venture. The amendments apply retrospectively with earlier application permitted.

Amendments to IFRS 1 and IAS 28, which clarify the option for a venture capital organization and other similar entities to measure investments in associates and joint ventures at FVTPL, are effective for annual periods beginning on or after January 1, 2018. The Company’s management does not anticipate that the application of the amendments in the future will have any impact on the Company’s consolidated financial statements, as the Company is neither a first-time adopter of IFRS nor an investment entity. Furthermore, the Company does not have any associate or joint venture that is an investment entity.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

IFRIC 22 addresses how to determine the “date of transaction” for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income, when consideration for that item has been paid or received in advance in a foreign currency that resulted in the recognition of a non-monetary asset or non-monetary liability (e.g., a non-refundable deposit or deferred revenue).

The Interpretation specifies that the date of transaction is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the Interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

The Interpretation is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. Entities can apply the Interpretation either retrospectively or prospectively. Specific transition provisions apply to prospective application.

The application of these amendments will not have an impact on the Company’s consolidated financial statements, since the Company already accounts for transactions involving the payment or receipt of advance consideration in a foreign currency in a way that is consistent with the amendments.

IFRIC 23 Uncertainty over Income Tax Treatments

This interpretation seeks to clarify the recognition and measurement criteria established in IAS 12 Income Taxes when there are uncertain tax positions. Uncertain tax positions are those tax positions where there is uncertainty about whether the competent tax authority will accept the tax positions under the current tax laws. In such cases, the entity recognizes and measures its asset or liability for current or deferred taxes applying the requirements of IAS 12, based on tax profits (losses), tax bases, unused tax losses, unused tax credits and tax rates determined by applying this interpretation.

The Company will apply IFRIC 23 for annual reporting periods beginning on or after January 1, 2019. Early application is permitted and the event must be disclosed. In its initial application, it is applied retrospectively under IAS 8 requirements, modifying comparative periods or retrospectively, with the accumulated effect of its initial application as an adjustment in the initial balance of retained earnings, without modifying comparative periods.

The application of these amendments will not have any effect on the Company’s consolidated financial statements, this is because the Company does not have uncertainty over Income Tax Treatments that require an evaluation in accordance with this interpretation.

b.Foreign currency transactions

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

c.Cash and cash equivalents

Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, maturing within three months as of their acquisition date, which are subject to immaterial value change risks. Cash is stated at nominal value and cash equivalents are measured at fair value.

d.Property, leasehold improvements and equipment, net

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

Disposal of assets

The gain or loss on the sale or retirement of an item of property and equipment is calculated as the difference between the proceeds from the sale and the carrying value of the asset and is recognized in income when all risks and rewards of ownership of the asset is transferred to the buyer, which generally occurs when ownership of the asset is transferred to the buyer.

Replacements or renewals of a component of property or equipment that extend the useful life of the asset, or its economic capacity, are recognized as an increase to property and equipment, with the subsequent write-off or derecognition of the assets replaced or renewed.

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

Subsequent costs

Subsequent costs form part of the value of the asset or are recognized as a separate asset only when it is probable that such disbursement represents an increase in productivity, capacity, efficiency or an extension of the life of the asset, and the cost of the item can be determined reliably. All other expenses, including repairs and maintenance, are recognized in comprehensive income as incurred.

e.Leasing

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

f.Guarantee deposits

Guarantee deposits correspond to amounts received from lessees to guarantee performance under the lease. They are recorded at cost and are either returned to tenants at the end of the lease term or recognized against services unpaid by tenants.

Additionally, certain agreements were entered into with airlines, which established escrow deposits paid by the airlines to guarantee their obligation for payment of the amounts collected from passengers for the Airport Use Fee (Tarifa de Uso de Aeropuertos or “TUA”) and other airport services. If the payment obligations are not met, the Company may immediately exercise the guarantees and utilize the funds. The aforementioned escrow deposits are recorded at cost.

g.Borrowing costs

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

h.Investment in airport concessions

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

i.Impairment of tangible and intangible assets

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

Recoverable amount is the higher of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

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

The Company considers that each airport individually cannot be considered as a “cash generating unit” to determine the extent of the loss impairment, since the tender for the concession was made by the Mexican Government as a package of 13 airports. Therefore, licensees are obligated to operate them regardless of the results generated individually. Considering the above, the evaluation of a possible impairment loss is performed taking into account the net assets of the 13 airports taken as a whole, while the hotels and industrial park are evaluated individually.

j.Financial instruments

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

Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss when the financial asset is held for trading or it is designated as fair value through profit or loss. A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition, it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative (except those designated as hedging instruments or that is a financial guarantee).

Financial assets at fair value through profit of loss are recorded at fair value, recognizing in results any gain or loss arising from their remeasurement. The gain or loss recognized in results includes any dividend or interest earned from the financial asset and is recorded in interest expense or income in the consolidated statements of income and other comprehensive income.

Loans and accounts receivables

Loans and receivables are non-derivative financial assets that have fixed or determinable payments that are not quoted in an active market. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

Amortized cost means the initial amount recognized for a financial asset or liability plus or minus the cumulative amortization using the effective interest method of any difference between the initial amount and the amount at maturity, less any reduction (directly or through a reserve) for impairment or bad debt.

Other held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets, with fixed or determinable payments and fixed maturity dates that the Company intends and is able to retain until maturity, which is after three months from the date of acquisition. Subsequent to initial recognition, held-to-maturity investments are valued at amortized cost using the effective interest method less any impairment loss.

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

k.Risk management policy

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

l.Provisions

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

m.           Reserve for repurchase of shares

The Company records a reserve for the repurchase of shares from amounts appropriated from retained earnings, to strengthen the supply and demand of its shares in the stock market, as permitted by Mexican Securities Law. The shareholders’ meeting authorizes the maximum disbursement for the repurchase of shares to be used for this activity in each period between said meeting and the following, in which the application of results is approved and made.

At the time of a purchase, shares are converted into treasury shares and become part of the shareholders’ equity at the purchase price; one part of the capital stock to the historical value, and the remainder to the reserve to repurchase shares.

n.Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Current tax is determined based on taxable profit, which differs from profit as reported in the consolidated statement of income and other comprehensive income because of items of income or expense that are taxable or deductible in periods different from when they are recognized in accounting profit.

Deferred income taxes are recognized for the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carry-forwards. Except as mentioned in the following paragraph, deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for all deductible temporary differences and the expected benefit of tax losses. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

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

o.Employee benefits

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

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated financial statements with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income may be reclassified directly to retained earnings but will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

a.	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements)

b.	Net interest expense or income

c.	Remeasurement

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

A liability for a termination benefits is recognized at the earlier of when the Company can no longer withdraw the offer of the termination benefit and when the Company recognizes any related restructuring costs.

p.Revenue recognition

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

q.Basic and diluted earnings per share

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

a.Critical accounting judgments

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

b.Key sources of estimation uncertainty

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

•

The Company’s long-lived assets correspond to concessions granted by the Mexican Government and properties, leasehold improvements and equipment. The Company reviews the carrying amounts of its long-lived assets to determine whether there are indications of impairment. In the Company’s analysis of impairment indicators, the Company identified indicators of a potential impairment in the Terminal 2 NH Hotel investment. After the analysis, the Company determined that the Terminal 2 NH Hotel was not impaired and therefore did not record any impairment loss during the period. The value in use calculation requires the Company to determine the future cash flows deemed to arise from the cash generating unit (“CGU”) and an appropriate discount rate to calculate the present value. The net book value of the investment in the Terminal 2 NH Hotel as of December 31, 2017 was Ps. 277,344; this does not reflect any impairment loss (see note 9).

•

The Company’s management reviews the estimated useful lives of property, leasehold improvements and equipment at the end of each annual period. Based on detailed analyses, the Company’s management could modify the useful life of certain assets of property, leasehold improvements and equipment. The degree of uncertainty associated with estimates of useful lives is related to market changes, use of assets and technological development.

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

Although these estimates were made based on the best information available as of December 31, 2017, 2016 and 2015 it is possible that events may take place in the future that will require the Company to modify (increase or decrease) the amounts in the coming years, which in such case would be applicable on a prospective basis by recognizing the effects of changes in estimates in the corresponding consolidated financial statements.

6.            Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	December 31,
	2017		2016		2015

Cash	Ps.	602,074	Ps.	1,052,860	Ps.	86,388
Cash equivalents:
Bank notes		1,269,090		932,638		1,574,653
Commercial paper		139,870		124,361		349,297
Money market investment funds		321,973		895,933		594,858
	Ps.	2,333,007	Ps.	3,005,792	Ps.	2,605,196

7.           Accounts receivable

a.           The balance of accounts receivable is as follows:

	December 31,
	2017		2016		2015
Receivables	Ps.	668,980	Ps.	781,612	Ps.	458,518
Allowance for doubtful accounts (note 7 b.)		(38,223)		(67,482)		(67,733)
	Ps.	630,757	Ps.	714,130	Ps.	390,785

Accounts receivable represent principally the passenger charges (TUA) paid by each passenger (other than diplomats, infants, and transit passengers) using the airports operated by the Company. These are collected by airlines and subsequently paid to the Company. As of December 31, 2017, 2016 and 2015, amounts receivable for passenger charges amounted to Ps. 486,650, Ps. 567,818 and Ps. 309,711, respectively.

The Company’s management considers that the carrying amount of accounts receivable approximates its fair value given their short-term nature. No interest income is generated by any short-term account receivable. As of December 31, 2017, 2016 and 2015, the balance of the allowance for doubtful accounts was Ps.38,223, Ps.67,482 and Ps.67,733 respectively, determined based on the default history and current financial situation of the Company’s customers.

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

	December 31,
	2017	2016	2015
	%	%	%
Accounts receivable:
Aeroenlaces Nacionales, S. A. de C. V.	20.40	19.25	16.99
Concesionaria Vuela Compañía de Aviacion, S.A.P.I. de C.V.	18.14	18.42	4.80
ABC Aerolíneas, S. A. de C. V.	1.08	8.41	5.90
Aerolitoral, S. A. de C. V.	24.21	17.68	21.04
Compañía Mexicana de Aviación, S. A. de C. V., Aerovias Caribe, S. A. de C. V. y Mexicana Inter, S. A. de C. V.(1)	-	0.60	2.97
Aerovías de México, S. A. de C.V.	6.01	6.27	8.20

(1)

As of December 31, 2017, the balances of these customers were applied against the allowance for doubtful accounts. The balances owed from these clients were canceled against the allowance for doubtful accounts. As of December 31, 2016 and 2015, the balances owed from this client were fully reserved, in amounts of Ps. 13,611 in both years.

	Year ended December 31,
	2017	2016	2015
	%	%	%
Revenues by client:
Aerolitoral, S. A. de C. V.	14.17	14.33	15.59
Aeroenlaces Nacionales, S. A. de C. V.	15.19	13.72	12.54
ABC Aerolíneas, S. A. de C. V.	11.06	11.93	13.45
Concesionaria Vuela Compañía de Aviación, S. A. P. I. de C. V.	12.74	13.43	9.35
Aerovías de México, S. A. de C. V.	4.85	5.08	5.98

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

b.           The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2017		2016		2015

Beginning balance	Ps.	67,482	Ps.	67,733	Ps.	184,579
(Decrease) increase		(10,561)		749		(1,103)
Write-off		(18,698)		(1,000)		(115,743)
Ending balance	Ps.	38,223	Ps.	67,482	Ps.	67,733

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

c.          Aging of trade accounts receivable past due but not reserved

	December 31,
	2017		2016		2015
Due:
1-120 days	Ps.	41,294	Ps.	104,318	Ps.	39,969
121- 360 days		14,448		34,821		14,301
Total	Ps.	55,742	Ps.	139,139	Ps.	54,270

8.            Other accounts receivable and prepaid expenses

Other accounts receivable and prepaid expenses are comprised as follows:

	December 31,
	2017		2016		2015

Prepaid expenses	Ps.	23,310	Ps.	14,316	Ps.	18,529
Guarantee deposits		5,800		5,844		6,512
Others		9,746		8,745		4,983
	Ps.	38,856	Ps.	28,905	Ps.	30,024

9.            Property, leasehold improvements and equipment

Property, leasehold improvements and equipment are as follows:

	December 31,
	2017		2016		2015
Net carrying value:
Land (note 10)	Ps.	1,709,508	Ps.	1,707,236	Ps.	1,715,636
Leasehold improvements		660,589		456,505		424,511
Machinery and equipment		116,117		130,349		146,626
Furniture and office equipment		47,113		50,835		61,200
Transportation equipment		36,246		9,042		8,548
Computer equipment		9,483		12,020		14,454
Construction in progress for leasehold improvements		22,341		78,218		—
	Ps.	2,601,397	Ps.	2,444,205	Ps.	2,370,975

													Construction
					Machinery		Furniture						in progress of
			Leasehold		and		and office		Transportation		Computer		leasehold
Cost	Land		improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2015	Ps.	1,715,636	Ps.	338,393	Ps.	179,697	Ps.	133,757	Ps.	28,043	Ps.	50,481	Ps.	78,671	Ps.	2,524,678
Acquisitions		—		—		14,941		11,407		2,102		10,878		109,329		148,657
Disposals		—		—		—		—		(1,024)		—		—		(1,024)
Transfers		—		188,000		—		—		—		—		(188,000)		—
Other		—		—		—		(181)		—		(1,172)		—		(1,353)

Balance as of December 31, 2015		1,715,636		526,393		194,638		144,983		29,121		60,187		—		2,670,958
Acquisitions		—		12,963		2,223		2,787		6,227		4,040		124,878		153,118
Disposals		(8,400)		—		—		(625)		(3,030)		(31)		—		(12,086)
Transfers		—		46,660		—		—		—		—		(46,660)		—
Other		—		—		—		—		—		—		—		—

Balance as of December 31, 2016		1,707,236		586,016		196,861		147,145		32,318		64,196		78,218		2,811,990
Acquisitions		2,272		107,735		4,502		6,393		34,531		3,805		75,853		235,091
Disposals		—		—		(249)		—		(4,532)		(62)		—		(4,843)
Transfers		—		131,730		—		—		—		—		(131,730)		—
Other		—		—		—		(183)		(1,274)		(242)		—		(1,699)
Balance as of December 31, 2017	Ps.	1,709,508	Ps.	825,481	Ps.	201,114	Ps.	153,355	Ps.	61,043	Ps.	67,697	Ps.	22,341	Ps.	3,040,539

											Construction in
					Furniture and						progress of
Accumulated	Leasehold		Machinery and		office		Transportation		Computer		leasehold
depreciation	improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2015	Ps.	(83,154)	Ps.	(29,980)	Ps.	(71,194)	Ps.	(15,554)	Ps.	(40,482)	Ps.	—	Ps.	(240,364)
Disposals		—		—		—		890		—		—		890
Depreciation		(18,728)		(18,032)		(12,768)		(5,909)		(6,428)		—		(61,865)
Other		—		—		179		—		1,177		—		1,356

Balance as of December 31, 2015		(101,882)		(48,012)		(83,783)		(20,573)		(45,733)		—		(299,983)
Disposals		—		—		—		3,007		31				3,038
Depreciation		(27,629)		(18,500)		(12,527)		(5,710)		(6,474)		—		(70,840)
Other		—		—		—		—		—		—		—

Balance as of December 31, 2016		(129,511)		(66,512)		(96,310)		(23,276)		(52,176)		—		(367,785)

Disposals		—		—		—		4,532		47		—		4,579
Depreciation		(35,342)		(18,674)		(10,112)		(7,264)		(6,323)		—		(77,715)
Other		(39)		189		180		1,211		238		—		1,779

Balance as of December 31, 2017	Ps.	(164,892)	Ps.	(84,997)	Ps.	(106,242)	Ps.	(24,797)	Ps.	(58,214)	Ps.	—	Ps.	(439,142)

Operation of the Terminal 2 NH Hotel: The recoverable amount of the CGU is determined by calculating its value in use, which requires cash flow projections based on financial budgets approved by the Company’s management for the remainder of the lease period. During the projection period, the Company’s management projects an occupancy level of 88% in 2018 and, according to current trends in occupancy levels, 82% for the subsequent four-year period (2019-2022). For the years 2023 and 2024, the potential stoppage of operations of the Mexico City airport leads to a decrease of projected occupancy levels to 53% and 63%, respectively. For the remaining periods, starting in 2025, the Company’s management extrapolated cash flows using an occupancy rate comparable to that of its competitors in the market with similar levels of infrastructure and expertise, which was 71%. Management considers that a reduction in the occupancy rate from 82% to 71%, the growth levels in revenues based on expected inflation in Mexico and the use of a discount rate before taxes of 24.53% would not significantly affect the value in use, such that it would continue to exceed the carrying amount of the CGU as of December 31, 2017. Management does not believe that a reasonable change in the key assumptions of its projections, such as the occupancy rate, average rate, and/or discount rate, would cause the carrying value of the investment in Terminal 2 NH Hotel to exceed its recoverable amount.

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

The terms and conditions of each concession contract have been fulfilled in all important aspects during the years ended December 31, 2017, 2016 and 2015.

Investments in airport concessions include: improvements to concessioned assets, rights to use airport facilities, and airport concessions. The total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the fair value of the assets determined by an independent appraiser. At any airport concession where the cost exceeded the fair value, the excess was recognized within the airport concessions line item.

As of December 31, 2017, 2016 and 2015, the carrying value of the right to use airport facilities, airport concessions and improvement to concessioned assets classified as intangible assets are as follows:

	December 31,
	2017		2016		2015
Projects completed and in operation:
Airport concessions	Ps.	605,643	Ps.	605,643	Ps.	605,643
Rights to use airport facilities		3,356,762		3,356,762		3,356,762
Improvements to concessioned assets (note 15)		5,859,174		4,532,716		4,187,944
Accumulated amortization		(2,173,162)		(1,981,607)		(1,801,744)
	Ps.	7,648,417	Ps.	6,513,514	Ps.	6,348,605

The changes in investment in concessions are as follows:

	December 31,
	2017		2016		2015
Investment in airport concessions
Beginning balance	Ps.	8,495,121	Ps.	8,150,349	Ps.	7,807,228
Increase		1,326,458		344,772		347,988
Disposals		-		—		(4,867)
Ending balance		9,821,579		8,495,121		8,150,349
Amortization of airport concessions:
Beginning balance		(1,981,607)		(1,801,744)		(1,626,951)
Increase		(191,555)		(179,863)		(175,106)
Disposals		—		—		313
Ending balance		(2,173,162)		(1,981,607)		(1,801,744)
Net investment in airport concessions	Ps.	7,648,417	Ps.	6,513,514	Ps.	6,348,605

Master Development Plan — The Company is obligated to carry out maintenance and improvements to concessioned assets according to the master development program. The master development program for 2016-2020 is Ps.4,445,653 based on December 31, 2014 values and Ps.5,443,013 based on December 31, 2017 values, updated using the National Producer Price Index (NPPI) excluding oil, in accordance with the concession contract, the amount to be incurred at December 31, 2017 was Ps.3,554,823, which has a payment schedule in accordance with the following:

Year	Amount
2018	Ps.	2,377,074
2019		711,353
2020		466,396
	Ps.	3,554,823

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

The Company’s improvements to the airport facilities can be recognized by the Mexican Bureau of Civil Aviation (DGAC) as part of the investment in airport concession. The cost of airport improvements recognized by DGAC that are part of the Company’s investment in concessioned assets is “recovered” in the form of adjustments to the maximum rates that the Company may charge for aeronautical services, which are regulated by DGAC.

11.         Composition of GACN

a.The following tables set forth information about the composition of GACN as of December 31, 2017, 2016 and 2015:

	Place of
	incorporation and	Number of
Principal activity	operation	subsidiaries
Airports	Mexico	13
Hotels	Mexico	2
Services	Mexico	9
		24

b.The consolidated subsidiaries are as follows:

Name of subsidiary	Ownership Percentage
Airport services
Aeropuerto de Monterrey, S. A. de C. V.	100%
Aeropuerto de Acapulco, S. A. de C. V.	100%
Aeropuerto de Mazatlan, S. A. de C. V.	100%
Aeropuerto de Zihuatanejo, S. A. de C. V.	100%
Aeropuerto de Culiacan, S. A. de C. V.	100%
Aeropuerto de Ciudad Juarez, S. A. de C. V.	100%
Aeropuerto de Chihuahua, S. A. de C. V.	100%
Aeropuerto de Torreon, S. A. de C. V.	100%
Aeropuerto de Durango, S. A. de C. V.	100%
Aeropuerto de Tampico, S. A. de C. V.	100%
Aeropuerto de Reynosa, S. A. de C. V.	100%
Aeropuerto de Zacatecas, S. A. de C. V.	100%
Aeropuerto de San Luis Potosi, S. A. de C. V.	100%
Hotels and Services
Operadora de Aeropuertos del Centro Norte, S. A. de C. V.	100%
Servicios Aeroportuarios del Centro Norte, S. A. de C. V.	100%
Servicios Aero Especializados del Centro Norte, S. A. de C. V.	100%
OMA Logistica, S. A. de C. V.(1)	100%
Holding Consorcio Grupo Hotelero T2, S. A. de C. V.(2)	100%

(1)

Includes subsidiaries in which the Company holds an equity participation through OMA Logistica: OMA VYNMSA Aero Industrial Park, S.A. de C.V (VYNMSA) (51%), Consorcio Hotelero Aeropuerto de Monterrey, S.A.P.I de C.V (85%) and Servicios Hoteleros Aeropuerto de Monterrey, S.A. de C.V. (85%).

(2)

Provides hotel services and includes subsidiaries in which the Company holds an equity participation through Holding Consorcio Hotelero T2: Servicios Complementarios del Centro Norte, S.A. de C.V. (100%), Servicios Corporativos Terminal 2, S.A. de C.V. (100%), and Consorcio Grupo Hotelero T2, S.A. de C.V. (90%).

The Company has the majority of voting power at shareholders’ meetings of the subsidiaries and has control by virtue of its contractual right to appoint the board of directors of the companies.

As of December 31, 2017, 2016 and 2015, the Company has not made investments in shares of any structured or investment-related entity.

12.          Trade accounts payable

Trade accounts payable consist of the following:

	December 31,
	2017		2016		2015
Suppliers and contractors	Ps.	207,190	Ps.	212,939	Ps.	165,165
Customer advances		42,317		39,892		78,702
Statutory employee profit sharing		6,475		9,242		9,491
	Ps.	255,982	Ps.	262,073	Ps.	253,358

13.          Payable taxes and other accrued expenses

Tax payable and other accrued expenses are comprised of the following:

	December 31,
	2017		2016		2015
Accrued expenses	Ps.	145,123	Ps.	183,175	Ps.	171,046
Taxes payable other than income tax		220,524		262,772		158,589
Accrued interest		69,125		43,254		42,425
	Ps.	434,772	Ps.	489,201	Ps.	372,060

14.          Short-term debt

As of December 31, 2017, the Company has short-term credit lines available with financial institutions for Ps.350,000.

15.         Long-term debt

The long-term debt with credit institutions, debt issuances and other marketable securities as of December 31, 2017, 2016 and 2015, amounted to Ps.4,644,387, Ps.4,707,303 and Ps.4,729,388, respectively, before amortization of financing commissions and is comprised as follows:

	December 31,
	2017		2016		2015
Debt securities issued in the Mexican market on June 16, 2014, for Ps. 3,000,000, accruing interest at a fixed rate of 6.85%, for a 7-year term maturing on June 7, 2021. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA	Ps.	3,000,000	Ps.	3,000,000	Ps.	3,000,000

Debt securities issued in the Mexican market on March 26, 2013, for Ps. 1,500,000, accruing interest at a fixed rate of 6.47%, for a 10-year term maturing on March 14, 2023. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA		1,500,000		1,500,000		1,500,000

Unsecured lines of credit with Private Export Funding Corporation (supported by Ex-Im Bank) in 2010 and 2011 for U.S. $ 20,385 thousand maturing on December 21, 2021. As December 31, 2017, 2016 and 2015, outstanding amounts were U.S$ 6,536,000, U.S$8,489,000 and US$10,441,000, respectively. Baggage screening equipment was pledged to secure the loan(2). The loan accrues interest at a three-month London Interbank Offered (“LIBOR”) rate plus 1.25 percentage points, with quarterly payments of principal. As of December 31, 2017, 2016 and 2015, the interest rate was 2.94%, 2.25% and 1.86%, respectively.

		128,991		175,410		181,050

Line of credit with UPS Capital Business Credit (supported by Ex-Im Bank) for U.S.$3,120,000. The amount was drawn down upon in April 20, 2014, and the line of credit terminates on January 25, 2019. As of December 31, 2017, 2016 and 2015, the outstanding balance was U.S$ 780,000, U.S$ 1,404,000 and US$2,028,000, respectively. The line of credit is secured by firefighting equipment (1). The loan bears interest at three-month LIBOR plus 2.65 percentage point with quarterly principal payments. As of December 31, 2017, 2016 and 2015, the interest rate was 4.34%, 3.65% and 3.26%, respectively.		15,396		29,016		35,170

Unsecured line of credit with UPS Capital Business Credit (supported by Ex-Im Bank) of U.S$2,775,000, which was contracted in 2012 and terminated on August 1, 2017. As of December 31, 2016 and 2015, the balance was U.S$139,000 and U.S$759,000, respectively. Baggage screening equipment acquired in 2010 and 2011 is pledged to secure the loan(2).		—		2,877		13,168
Total long-term debt		4,644,387		4,707,303		4,729,388
Less:

Financing commissions		(11,115)		(13,438)		(15,606)
		4,633,272		4,693,865		4,713,782
Current portion long-term debt		(50,852)		(56,122)		(55,433)
Long-term debt	Ps.	4,582,420	Ps.	4,637,743	Ps.	4,658,349

(1)

Carrying values are Ps.44,590, Ps.53,421 and Ps.62,251 as of December 31, 2017, 2016 and 2015, respectively, recorded as improvements to concessioned assets (note 10). The Company is not authorized to use these as collateral or sell them.

(2)

Carrying value amounts to Ps.292,922, Ps.301,835 and Ps.310,749 as of December 31, 2017, 2016 and 2015, respectively, and is recorded in improvements to concessioned assets (note 10). The Company is not authorized to grant such equipment as collateral in other loans or sell them to another Company.

The movement of the initial balance to the final balance of the bank loans for the years ended December 31, 2017, 2016 and 2015 correspond to debt principal payments of $51,168, $58,875 and $52,765, respectively, and the exchange gain (loss) effects of Ps.11,748, Ps.(36,790) and Ps.(40,121), respectively. There is no new loan or other movement associated with these loans.

Maturity of long-term debt as of December 31, 2017, 2016 and 2015 is described in note 21.

Outstanding long-term loans include certain restrictive clauses such as, but not limited to, limiting bank loans to subsidiaries, pledge provision, tax payments, other obligations, disposal of fixed assets and other noncurrent assets, as well as the obligation to maintain certain financial ratios. For the years ended December 31, 2017, 2016 and 2015, these restrictions were met.

16.          Major maintenance provision

The Company has the obligation to perform major maintenance activities in its airports. The provision is recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation, at the date of the accompanying consolidated financial statements at a discount rate of 8.85%, 9.42% and 6.85% as of December 31, 2017, 2016 and 2015, respectively.

As of December 31, 2017, 2016 and 2015, the composition and changes of the Company’s major maintenance provision was as follows:

	December 31,							December 31, 2017
	2016		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	669,653	Ps.	285,755	(1)	Ps.	(97,784)	Ps.	232,645	Ps.	624,979

	December 31,							December 31, 2016
	2015		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	603,703	Ps.	168,804	(1)	Ps.	(102,854)	Ps.	160,607	Ps.	509,046

	December 31,							December 31, 2015
	2014		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	592,789	Ps.	182,561	(1)	Ps.	(171,647)	Ps.	220,410	Ps.	383,293

(1)

Includes Ps. (5,477), Ps. (94,072) and Ps. 8,268, recognized as interest (income) expense in the consolidated statement of income and other comprehensive income, for the accumulated effect of the present value estimation as of December 31, 2017, 2016 and 2015, respectively.

17.          Labor obligations

a.         Defined contribution plan

The Company offers defined contribution plans for all employees who qualify. The plan assets are kept separate from the Company’s assets in funds kept in a trust under the control of trustees. If the employee leaves the plan before fully vesting, the trust will pay the employee up to 50% as of the fifth year in which he or she adhered to such plan and increase by 10% each year until reaching 100%.

The total contributions to these plans based on the specific rates in the plan amounted to Ps.1,105, Ps.1,666 and Ps.1,460 in 2017, 2016 and 2015, respectively. A total of Ps.541, Ps.2,628 and Ps.2,232 in 2017, 2016 and 2015, respectively, is pending of payment to the trust.

b.         Defined benefit plans

This liability for employees derives from a pension plan, seniority premiums benefits and termination benefits.

Seniority premiums consist of a single payment equal to 12 days’ salary for each year of service based on the employee’s most recent salary based on the Unidad de Medida y Actualización (Unit of Measurement and Update), but without exceeding twice the current minimum wage established by law and the payments for the pension plan consist of an equivalent of 20 days for each year worked and 90 days based on the pensionable salary determined on actuarial calculations performed by external actuaries, using the projected unit credit.

As of December 2011, the pension plan was modified, establishing an early retirement from age 60 for all employees with at least 10 years of service to the Company.

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

There are no additional retirement benefit plans for qualifying employees.

The actuarial calculation of the defined benefit obligation was calculated as of December 31, 2017, 2016 and 2015 by actuaries certified by the National School of Actuaries (Colegio Nacional de Actuarios de México). The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	Year ended December 31,
	2017	2016	2015
Discount rate (note 5 a.)	7.75%	7.75%	7.25%
Expected rate of salary increase	4.50%	4.50%	4.50%
Average longevity at retirement age for current pensioners (years)	14	15	12
Inflation	3.50%	3.50%	3.50%

The amounts recognized in the statement of income and other comprehensive income in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2017		2016		2015
Service cost:
Current service cost	Ps.	7,995	Ps.	7,629	Ps.	7,574
Net interest expense		7,672		6,664		5,627
Components of defined benefit costs recognized in profit or loss		15,667		14,293		13,201
Remeasurement on the net defined benefit liability:
Actuarial gains and losses arising from changes in financial assumptions		—		(5,815)		(4,554)
Actuarial gains and losses arising from experience adjustments		4,199		2,282		5,840
Components of defined benefit costs recognized in other comprehensive income		4,199		(3,533)		1,286
Total	Ps.	19,866	Ps.	10,760	Ps.	14,487

The current service cost and the net interest expense are included in the employee benefits expense in the consolidated statement of income and in other comprehensive income.

The remeasurement of the net defined benefit liability is included in other comprehensive income.

The amount included in the consolidated statement of financial position arising from the Company’s obligation in respect of its defined benefit plans is as follows:

	December 31,
	2017		2016		2015
Present value of defined benefit obligations	Ps.	127,479	Ps.	111,921	Ps.	106,414

Movements in the present value of the defined benefit obligation in the current year are as follows:

	December 31,
	2017		2016		2015
Present value of defined benefit obligation as of January 1,	Ps.	111,921	Ps.	106,414	Ps.	94,313
Current service cost		7,995		7,629		7,574
Interest cost		7,672		6,664		5,627
Remeasurement (gains)/losses:
Actuarial gains and losses arising from changes in financial and demographic assumptions		-		(5,815)		(4,554)
Actuarial gains and losses arising from experience adjustments		4,199		2,282		5,840
Benefits paid		(4,308)		(5,253)		(2,386)
Present value of defined benefit obligation	Ps.	127,479	Ps.	111,921	Ps.	106,414

Significant actuarial assumptions for the determination of the defined obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

•If the discount rate increases (decreases) by 1%, the defined benefit obligation would decrease to Ps.118,737 (increase by Ps.137,803).

•If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase to Ps.136,949 (decrease by Ps.119,365).

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

The average duration period of the benefit obligation as of December 31, 2017 is 9.0 years (2016: 8.8 years and 2015: 9.0 years).

Expected cash flows from pension plans and seniority premium benefits are as follows:

			Seniority premium
Year	Pensions plan		benefits		Total
2018	Ps.	28,776	Ps.	1,638	Ps.	30,414
2019		6,435		1,469		7,904
2020		8,397		1,505		9,902
2021		5,370		1,489		6,859
2022		5,361		1,520		6,881
From 2023 to 2028		44,122		8,563		52,685
Total	Ps.	98,461	Ps.	16,184	Ps.	114,645

18.         Leases

Operating leases

Lease contracts entered into by the Company are as follows:

a.As lessee

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

The Company entered into a lease agreement with Banco Invex, S.A. for property, used for our headquarters office, for a term of 60 months, starting on September 30, 2016. A monthly minimum rent of Ps.638 was established. The rent will be adjusted annually based on the NCPI with a 3% minimum increase.

Payments recognized as cost and expense:

	Year ended December 31,
	2017		2016		2015
Costs and leasing expenses	Ps.	53,070	Ps.	47,649	Ps.	44,779

Operating lease commitments:

	Year ended December 31,
	2017		2016		2015
Duration:
Less than one year	Ps.	37,053	Ps.	27,950	Ps.	32,913
Greater than 1 year and less than 5 years		139,359		104,984		106,739
Greater than 5 years		192,846		192,471		218,719
Total	Ps.	369,258	Ps.	325,405	Ps.	358,371

b.As lessor

Revenues from operating leases

Mainly related to leases entered into by the Company, which are based on monthly rental payments that generally increase each year based on the NCPI, and/or the greater of a guaranteed minimum monthly rent plus a percentage of monthly income of the tenant. As of December 31, 2017, the committed future rents are as follows:

	Year ended December 31,
	2017		2016		2015
Duration:
Less than 1 year	Ps.	287,650	Ps.	402,871	Ps.	352,644
Greater than 1 year and less than 5 years		542,063		741,320		521,026
Greater than 5 years		117,911		321,870		93,110
Total	Ps.	947,624	Ps.	1,466,061	Ps.	966,780

Minimum lease payments in the table above do not include contingent rentals, such as increases by NCPI or increases by a percentage of the monthly income of the lessee. Contingent rental income recorded for the years ended December 31, 2017, 2016, and 2015 were Ps.204,172, Ps.178,469 and Ps.116,905, respectively.

Revenues from operating leases are disclosed in note 27.

c.Financial lease (as lessee)

	December 31,
	2017
Total long-term financial lease (1)	Ps.	37,450
Current portion		(6,592)
Long-term financial lease	Ps.	30,858

(1) Financial obligations for financial lease contracts for aerocars and other equipment, which accrue up to 48 monthly rents, principal and interest payments are made monthly, with monthly maturities until June 2021.

19.         Income taxes

The Company is subject to Income Tax (“ISR”), whose tax rate was 30% for 2017, 2016 and 2015 and will continue at 30% for later years.

In 2008, the Asset Tax Law was repealed, however, under certain circumstances, the IMPAC paid during the ten years prior to the year in which ISR is paid may be recovered, according to the terms of the law.

a.Income tax are as follows:

	Year ended December 31,
	2017		2016		2015
Current ISR	Ps.	810,641	Ps.	672,298	Ps.	453,066
Deferred ISR		2,432		74,484		59,044
Income tax expense	Ps.	813,073	Ps.	746,782	Ps.	512,110

b.As of December 31, 2017, 2016 and 2015, the principal items comprising the balance of the deferred ISR asset (liability) were:

			December 31,
	2017		2016		2015
Liabilities:
Provisions, allowances and labor obligations	Ps.	116,740	Ps.	99,313	Ps.	69,288
Investment in airport concessions, property, leasehold improvements and equipment, net		(362,866)		(419,384)		(386,888)
Tax loss carryforwards (1)		9,955		53,004		42,919
Recoverable tax on assets		39,090		48,276		73,633
Total liabilities	Ps.	(197,081)	Ps.	(218,791)	Ps.	(201,048)
Assets:
Provisions, allowances and labor obligations	Ps.	217,987	Ps.	190,164	Ps.	189,002
Investments in airport concessions, property, leasehold improvements and equipment, net		(281,119)		(303,839)		(360,211)
Tax loss carryforwards(1)		411,166		493,778		634,469
Total assets	Ps.	348,034	Ps.	380,103	Ps.	463,260
Net deferred ISR asset	Ps.	150,953	Ps.	161,312	Ps.	262,212

(1)

As of December 31, 2017, 2016 and 2015, the Company recognized a deferred tax asset of Ps.421,121, Ps.546,782 and Ps.677,388, respectively, corresponding to the tax losses generated by its subsidiaries. All subsidiaries of the Company expect to benefit from losses in future years based on projections of taxable income and various strategies with favorable tax consequences. For the years ended December 31, 2017 and 2016, the Company did not make changes in the deferred asset estimates for amortizable tax losses.

c.The changes in deferred tax during the year are as follows:

			December 31,
	2017		2016		2015
Beginning balance of deferred tax liability, net	Ps.	161,312	Ps.	262,212	Ps.	314,430
Deferred ISR in results		(2,432)		(74,484)		(59,044)
Recoverable tax on assets		(9,186)		(25,356)		6,440
Income tax effects recognized in other comprehensive income		1,259		(1,060)		386
Ending balance of deferred tax asset, net	Ps.	150,953	Ps.	161,312	Ps.	262,212

d.The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

		Year ended December 31,
	2017			2016			2015
	Amount		Rate %	Amount		Rate %	Amount		Rate %
Income before income taxes	Ps.	2,950,515		Ps.	2,623,283		Ps.	1,748,747
Current ISR		810,641			672,298			453,066
Deferred ISR		2,432			74,484			59,044
Effective rate	Ps.	813,073	27.56%	Ps.	746,782	28.47%	Ps.	512,110	29.28%
Add (deduct) effects of permanent differences, primarily, non-deductible expenses and inflationary effects for financial and tax purposes.		71,107	2.41%		37,513	1.43%		19,236	1.10%
Other		975	0.03%		2,690	0.10%		(6,722)	(0.38)%
Statutory rate	Ps.	885,155	30.00%	Ps.	786,985	30.00%	Ps.	524,624	30.00%

e.Each airport concession has received approval from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) to carry forward their tax losses up to the earlier of the date of which such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession. The base years and amounts as of December 31, 2017 are as follows:

	Tax loss
Year of Origin	carryforwards
2001	Ps.	5,745
2002		190,164
2003		346,924
2004		423,841
2005		60,981
2006		64,235
2007		86,884
2008		42,405
2009		5,072
2011		31,988
2012		65,230
2013		40,508
2015		30,112
	Ps.	1,394,089

f.In addition to the tax loss carryforwards of the airport concessionaires aforementioned, the Company has tax losses of other subsidiaries other than its concessionaires in the amount of Ps.9,648 the duration of which is 10 years under the Income Tax Law, and the maturity date of which is between 2018 and 2026.

g.In 2017, the Company utilized tax loss carryforwards in the amount of Ps.506,543.

h.During 2002 through 2007, the Company recognized a deferred tax asset for IMPAC paid in the amount of Ps.67,193 in 2013, which may be recoverable subject to certain conditions established in the Income Tax Law, recognizing an update of Ps.6,440 in 2015. The Company recovered an amount of Ps.9,186 in 2017, and Ps. 25,356 in 2016. The updated amount as of December 31, 2017 was Ps.39,090.

i.The balances of shareholders’ equity tax accounts as of December 31 are:

	December 31,
	2017		2016		2015
Contributed capital account	Ps.	3,940,312	Ps.	3,700,652	Ps.	3,580,472
Net consolidated tax profit account		1,331,694		1,018,588		1,515,123
Total	Ps.	5,272,006	Ps.	4,719,240	Ps.	5,095,595

k.Dividends paid from profits generated from January 1, 2014 to individuals residing in Mexico and residents abroad may be subject to additional income taxes of up to 10%, which shall be retained by the Company.

20.         Commitment and contingencies

Commitment

Guarantor — In 2014 and 2013, GACN issued long-term debt securities for the amount of Ps. 3,000,000 and Ps. 1,500,000 with terms of 7 and 10 years, respectively, under the 2011 program. The Company and nine of its airports are guarantors of the debt securities and must provide a minimum guarantee equal to 80% of EBITDA.

Contingencies

a.         Property tax.

Reynosa Airport

Administrative law proceedings have been asserted against the Company in the past by the municipality for the payment of property tax with respect to the real estate on which the Company operates the airport in this city.

In November 2011, August 2012 and March 2014, the municipality of Reynosa filed property tax claims against the Company for Ps.127,312,Ps.1,119 and Ps.1,361, respectively.  In response to these claims, the Company has filed administrative appeals before the Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Tamaulipas).

As of the date of the consolidated financial statements, the contingencies are maintained due to the fact that the judgment continues in force since there is still no decision to resolve these matters in which the Ministry of Communications and Transportation is already involved. However, in the event that the judgment is not favorable to the Reynosa airport, the economic impact of the trial will be borne by the Mexican government. The Reynosa airport has not recorded any provision in connection to these claims since it does not expect an economic impact, even in case of an unfavorable resolution.

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

•

Against such acts, an amparo trial was filed by the Ciudad Juarez airport to challenge the closure and claim the unconstitutionality of the municipal order. The claim was admitted and the court decided in favor of the airport on November 24, 2017, indicating a lack of municipal authority due to the application of municipal regulations in an area where only the federal government has jurisdiction. This decision concluded the trial in favor of the airport.

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

On January 24, 2017, the Administrative Court ruled in favor of the Ministry of Communications and Transportation, with the Reynosa Airport as an interested third party. In response, the plaintiff filed an amparo trial. On December 7, 2017, the court affirmed the lower court’s ruling and decided in favor of the Ministry of Communications and Transportation, with the Reynosa Airport as an interested third party. This decision concluded the trial.

•	Additionally, there are two amparo trials filed by a different plaintiff who claims the dispossession of property owned by the Ministry of Communications and Transportation and the declaration of nullity of the administrative act by which the plaintiff was deprived of the possession of the property, the restitution of the possessory rights, the immediate return of the property and compensation for damages.

In December 2016, the Court issued the resolution for both amparo trials, pointing out that the protection of the amparo does not apply since the lands in conflict were expropriated in favor of the Mexican Government. This decision concluded the trial.

2.           Ciudad Juarez airport

•

On November 15, 1995, parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport initiated legal proceedings against the airport to reclaim the land (240 hectares), alleging that it was improperly transferred to the Mexican government. As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$120.0 million.

Within the trial, the Company challenged the claims of the claimant based on the legitimacy of the possession derived from the Concession Agreement granted by the Ministry of Communications and Transportation.

The Ministry of Communications and Transportation was called to trial in defense of the interests of the Mexican government.

On July 8, 2016, the local court in Ciudad Juárez ruled that the claims against the Ciudad Juárez airport are inadmissible, and on October 21, 2016, the claimants filed an appeal before the Appellate Court in Chihuahua against the court’s determination. On July 31, 2017, the First Civil Court overturned the lower court’s decision and ruled in favor of the plaintiffs, requiring the Mexican government to pay restitution to the plaintiffs for their loss of property and in accordance with the lawsuit. The Mexican government filed an amparo trial to appeal the decision. This case is currently pending. If the resolution of the trial is unfavorable for the Company, the Mexican Government will be responsible for the economic impact, as set out in the Concession Agreement. The Company has not recorded any provision regarding this trial, since it does not expect an economic impact, even in case of an unfavorable resolution.

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

On August 27, 2015, a new claim was filed against the Monterrey airport in connection with the ownership of land with an approximate area of 96 hectares (107,639 square feet) acquired in 2008. The claim was filed by Banco Mercantil del Norte, S.A., acting as trustee of a transnational domain trust, arguing that the trust’s settlors are the rightful owners of the property. The claim was filed against the Monterrey airport but it was requested to call to trial the seller of the property as interested third party. The case is currently pending.

The contingency is not quantified in the demand. However, if an unfavorable verdict is issued, the economic impact of the trial would be assumed by the seller of the land. The Company has not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

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

b.         Categories of financial instruments and risk management policies

The principal categories of financial instruments are:

		December 31,
Financial assets	Risk classification	2017		2016		2015
Cash and cash equivalents and other investments held to maturity	Credit and interest rate	Ps.	2,382,345	Ps.	3,005,792	Ps.	2,665,641
Receivables, net	Credit and exchange rate		630,757		714,130		390,785

		December 31,
Financial liabilities	Risk classification	2017		2016		2015
Short-term and long-term debt	Interest rate, exchange rate and liquidity	Ps.	4,644,387	Ps.	4,707,303	Ps.	4,729,388
Trade accounts payable(1)	Liquidity		249,507		252,831		243,867
Accrued interest	Liquidity		69,125		43,254		42,425
Accounts payable to related parties	Liquidity		130,022		140,328		67,521

(1)	Does not include the payments of employee statutory profit-sharing amounts, which were Ps.6,475, Ps. 9,242 and Ps.9,491 as of December 31, 2017, 2016 and 2015, respectively.

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

The risk is managed by the Company through maintaining an appropriate combination of fixed rate loans and variable rate loans. As of December 31, 2017, the Company had an approximate Ps.4,644,387 in outstanding long-term debt, of which 96.9% had a fixed interest rate and 3.1% a variable interest rate. As of December 31, 2016, the Company had Ps.4,707,303 in outstanding long-term debt, of which 95.6% had a fixed interest rate and 4.4% a variable interest rate. As of December 31, 2015, the Company had an approximate Ps.4,729,388 in outstanding long-term debt, of which 95.1% had a fixed interest rate and 4.9% a variable interest rate.

The contracted credit lines have interest payments at a variable rate, which exposes the Company to interest rate risk as a result of fluctuations in market interest rates. The risk exposure is mainly caused by the variations that could occur in the three-month LIBOR rate.

The Company manages this risk by monitoring constantly the changes of such interest rates. In recent years, the three-month LIBOR has increased. The three-month LIBOR was at its lowest level on January 3, 2017 (0.99872%) and its highest level on December 28, 2017 (1.69465%). Therefore, the Company has not entered into hedging instruments to hedge the risk of a rise in such interest rates. In the future, if the behavior of the referenced rates established in its debt instruments changes and trends upward, the Company may decide to enter into hedging instruments.

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

As of December 31, 2017, 2016 and 2015, the Company maintained long-term debt, including the current portion, which accrue interest at a variable rate, of Ps.144,387, Ps.207,303 and Ps.229,388, respectively (see notes 14 and 15, which disclose the outstanding balances and interest rates of the Company’s financial instruments). A hypothetical, instantaneous and unfavorable 10% change in the three-month LIBOR interest rate applicable to the outstanding debt with variable rates would have resulted in an additional financing expense of approximately Ps.244, Ps.166 and Ps.74 for 2017, 2016 and 2015, respectively. The increase was calculated for U.S. dollar debt based on the year-end exchange rate of each year (Ps.19.7354, Ps.20.664, and Ps.17.3398 for 2017, 2016 and 2015, respectively).

Exchange risk management — The Company performs transactions denominated in foreign currency; consequently, it is exposed to exchange rate risks, which are managed within the parameters of established and approved policies.  The main risk related to the exchange rate involves changes in the value of the Mexican peso against the U.S. dollar.

A severe devaluation or appreciation of the Mexican peso could also result in an interruption in the international currency markets and could limit the ability to transfer or convert pesos to U.S. dollars and other currencies in order to make timely payments of interest and principal on the related obligations expressed in U.S. dollars or in other currencies. While the Mexican Government does not currently restrict, and since 1982 has not restricted, the right or ability of individuals or corporations Mexican or foreign to convert pesos into U.S. dollars or other currencies persons and to transfer out of Mexico, the Mexican Government could institute restrictive exchange control policies in the future. There can be no assurance that the Bank of Mexico will maintain its current policy on the Mexican peso. The fluctuation of the currency may have an adverse effect on the financial position of the Company, results of operations and cash flows in future periods.

Historically, a portion of the revenues generated by the Company’s airports (mainly derived from TUA charged to international passengers) are linked to U.S. dollars, although such revenues are collected in pesos based on the average exchange rate of the previous month. Of consolidated revenues (excluding construction services revenues) of the Company, 15.88%, 15.57% and 15.27% were from TUA of international passengers in 2017, 2016 and 2015, respectively. Substantially all other revenues of the Company are denominated in pesos. Based on an appreciation of 10% of the peso against the U.S. dollar, the Company believes that its revenues would have decreased by Ps.92,154, Ps.81,052, and Ps.63,283 in 2017, 2016 and 2015, respectively.

An appreciation of the Mexican peso against the U.S. dollar would reduce the U.S. dollar-denominated revenues and the Company’s obligations under U.S. dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Company’s U.S. dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

For the year ended December 31, 2017, the peso appreciated against the U.S. dollar by 4.49%, relative to the exchange rates prevailing at the end of 2016.

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

As of December 31, 2017, 2016 and 2015, a hypothetical, instantaneous and unfavorable change of 10% in the exchange rate of the peso against the U.S. dollar, applicable in the Company’s asset (liability) positions net of U.S.$25,370, U.S.$2,407 and U.S.$14,220 (amounts in thousands) would have resulted in an estimated exchange (gain) loss of approximately Ps.(50,069), Ps. 4,974 and Ps.24,657 as of December 31, 2017, 2016 and 2015, respectively.

The carrying values of monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are as follows (amounts in thousands):

	Liabilities						Assets
	December 31,						December 31,
Currency	2017		2016		2015		2017		2016		2015
U.S. dollars	U.S.$	(15,631)	U.S.$	(14,457)	U.S.$	(14,389)	U.S.$	41,001	U.S.$	12,050	U.S.$	169

The transactions in thousands of U.S. dollars for the years ended December 31, 2017, 2016 and 2015, are as follows:

	December 31,
	2017		2016		2015
Technical assistance	U.S.$	6,863	U.S.$	5,707	U.S.$	5,641
Insurance		2,295		1,481		2,651
Purchase of machinery and maintenance		16,562		6,886		7,506
Software		1,722		1,728		1,095
Professional services, fees and subscriptions		968		1,161		607
Other		6,437		7,660		5,387

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31,
	2017		2016		2015
U.S. dollar exchange rate
Interbank	Ps.	19.7354	Ps.	20.664	Ps.	17.3398

As of April 27, 2018, the issuance date of the consolidated financial statements, the Interbank exchange rate was Ps.18.8644.

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

As of December 31, 2017, 2016 and 2015, the Company had Ps.38,223, Ps.67,482 and Ps. 67,733 as an allowance for doubtful accounts, principally related with accounts receivable.

e.         Liquidity risk

Management of liquidity risk — This risk is generated by temporary differences between the funding required by the Company to fulfill business investment commitments, debt maturities, current asset requirements, etc., and the origin of funds generated by the regular activities of the Company and different types of bank financing. Also, different economic or industry factors, such as financial crises or suspension of operations of any airline could affect the cash flow of the Company. The objective of the Company in the management of this risk is to maintain a balance between the flexibility, period and conditions of credit facilities contracted to manage short, medium and long-term funding requirements. In this regard, the Company’s use of project financing and debt with limited resources described in note 14 and the short-term financing for working capital of current assets are significant. The Executive Committee of the Company is ultimately responsible for liquidity management. This Committee has established an appropriate framework for liquidity management guidelines. The Company manages its liquidity risk by maintaining reserves, adequate financial facilities and adequate loans, while constantly monitoring projected and actual cash flows and reconciling the maturity profiles of financial assets and liabilities. Additionally, as mentioned in note 14, the Company has available credit lines for working capital.

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

							2025 and
As of December 31, 2017	2018		2019-2021		2022-2024		subsequently		Total
Long-term debt	Ps.	50,852	Ps.	3,093,535	Ps.	1,500,000	Ps.	—	Ps.	4,644,387
Interest(1)		310,710		806,984		118,078		—		1,235,772
Trade accounts payable		249,507		—		—		—		249,507
Accrued expenses		69,125		—		—		—		69,125
Accounts payable with related parties		130,022		—		—		—		130,022
Total	Ps.	810,216	Ps.	3,900,519	Ps.	1,618,078	Ps.	—	Ps.	6,328,813

							2024 and
To December 31, 2016	2017		2018-2020		2021-2023		subsequently		Total
Long-term debt	Ps.	56,122	Ps.	137,166	Ps.	3,014,015	Ps.	1,500,000	Ps.	4,707,303
Interest(1)		313,145		929,050		287,120		19,680		1,548,995
Trade accounts payable		252,831		—		—		—		252,831
Accrued expenses		43,254		—		—		—		43,254
Accounts payable with related parties		140,328		—		—		—		140,328
Total	Ps.	805,680	Ps.	1,066,216	Ps.	3,301,135	Ps.	1,519,680	Ps.	6,692,711

							2023 and
As of December 31, 2015	2016		2017-2019		2020-2022		subsequently		Total
Long-term debt	Ps.	55,433	Ps.	128,337	Ps.	3,045,618	Ps.	1,500,000	Ps.	4,729,388
Interest(1)		312,296		931,603		595,794		19,680		1,859,373
Trade accounts payable		243,867		—		—		—		243,867
Accrued expenses		42,425		—		—		—		42,425
Accounts payable with related parties		67,521		—		—		—		67,521
Total	Ps.	721,542	Ps.	1,059,940	Ps.	3,641,412	Ps.	1,519,680	Ps.	6,942,574

(1)	The projected interest is determined based on LIBOR and assuming an exchange rate of Ps.19.7354, Ps.20.664 and Ps.17.3398 (as of December 31, 2017, 2016 and 2015, respectively) per U.S. $1.00.

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

Financial liabilities

Long-term debt

December 31, 2017				December 31, 2016				December 31, 2015
Book value		Fair value		Book value		Fair value		Book value		Fair value
Ps.	4,644,387	Ps.	4,465,684	Ps.	4,707,303	Ps.	4,489,119	Ps.	4,729,388	Ps.	4,655,234

	Hierarchy of fair value as of December 31, 2017
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,246,875	Ps.	218,809	Ps.	—	Ps.	4,465,684

	Hierarchy of fair value as of December 31, 2016
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,204,695	Ps.	284,424	Ps.	—	Ps.	4,489,119

	Hierarchy of fair value as of December 31, 2015
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,384,607	Ps.	270,627	Ps.	—	Ps.	4,655,234

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

The Company manages its capital to ensure its ability to maximize the return on investment of its shareholders through three primary strategic objectives, as follows:

1.Cost and expense optimization – Indicators of this objective are evaluated, excluding construction costs and the maintenance provision, as such amounts do not affect cash flows. This indicator allows management to assess the ratio of costs and expenses to revenues.

2.Increased cash flows and optimization of the consolidated financial position.

3.Revenue growth — For this purpose, the Company monitors indicators associated with aeronautical and non-aeronautical revenues. On a monthly basis, the Company’s management provides quarterly updates to the Strategic Planning Committee to Empresas ICA, who provides oversight and reviews compliance with this objective.

The Strategic Planning Committee assesses and reviews these objectives on a quarterly basis. As part of the review, this Committee considers the cost of capital and risks associated with the Company’s strategic objectives.

b.        As of December 31, 2017, there were 49,766,000 series BB shares and 344,004,973 series B shares.

c.        As of December 31, 2016 and 2015, there were 49,766,000 series BB shares and 350,234,000 series B shares.

d.        Subscribed and paid-in capital stock as of December 31, 2017, 2016 and 2015, is comprised of ordinary, nominal shares, composed as follows:

	December 31, 2017
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	344,004,973	Ps.	265,269
Series BB Class I	49,766,000		38,375
Treasury Series B Class I shares	(324,507)		(250)
	393,446,466	Ps.	303,394

	December 31, 2016
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	350,234,000	Ps.	270,071
Series BB Class I	49,766,000		38,375
Treasury Series B Class I shares	(6,229,027)		(4,802)
	393,770,973	Ps.	303,644

	December 31, 2015
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	350,234,000	Ps.	270,071
Series BB Class I	49,766,000		38,375
Treasury Series B Class I shares	(7,843,623)		(6,048)
	392,156,377	Ps.	302,398

e.           At the Ordinary Shareholders’ Meetings held on April 28, 2017, April 14, 2016 and April 23, 2015, the results for the years ended December 31, 2016, 2015 and 2014, respectively, were approved.

f.            At the Extraordinary General Shareholders’ Meeting held on May 31, 2017, the cancellation of 6,229,027 Series B Treasury shares, representing the minimum fixed portion of the Company’s capital stock was approved. This cancellation does not result in a refund in favor of the shareholders.

g.           In 2017, 2016 and 2015, (324,507), 1,614,596, and (3,223,473) shares were (repurchased) issued by the Company for Ps.(34,234) Ps.184,370, and Ps.(244,293), of nominal value, respectively. As of December 31, 2017, 2016 and 2015, the market price per share was Ps. 101.67, Ps. 89.38 and Ps.83.61, respectively. As of December 31, 2017, the Company had in treasury repurchased shares in the amount of Ps. 34,234. Such amount is represented by 324,507 Series B Class I shares.

h.            At the Ordinary General Shareholders’ Meeting held on April 28, 2017 the shareholders approved the following: (1) the payment of a cash dividend of Ps. 1,600 million, to be paid in a single installment of Ps. 4.00s per share (the amount effectively paid was Ps. 1,575,083), corresponding to the shares outstanding less the treasury stock at the payment date (May 16, 2017); (2) a share repurchase reserve of Ps.1,500 million and authorized use of up to that amount to repurchase Series B shares during 2018 and until the next annual meeting approves the 2017 result, for which an amount of Ps.116,876 was transferred from accumulated results to the share repurchase reserve for completion of the amount approved.

i.

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

j.At the Ordinary and Extraordinary Shareholders’ Meetings held on April 23, 2015, the shareholders approved the following: (1) an increase in the Company’s legal reserve fund of Ps. 17,704, and (2) a decrease in the fixed portion of the Company’s capital stock in the amount of Ps. 1,200,000, to be conducted without decreasing the number of shares, by reimbursing the shareholders in the amount of Ps. 3.00 per share. The amount paid to shareholders was Ps. 1,184,834 and the remaining Ps.

15,166 corresponds to shares in treasury. In addition, the shareholders approved a share repurchase reserve of up to Ps. 241,543 and the use of such funds for share repurchases.

k.Shareholders’ equity, except restated paid-in capital and tax-retained earnings, will be income tax on dividends by the Company to the effect upon the distribution rate. Any tax paid on such distribution may be credited against income tax for the year in which the tax on dividends and the following two years, against the tax for the year and interim payments thereof is paid.

l.Retained earnings include the statutory legal reserve. Under the Mexican General Corporations Law, at least 5% of the year’s net profits must be placed in a legal reserve until the reserve equals an amount representing 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the Company is dissolved and must be replenished if it is reduced for any reason. As of December 31, 2017 and 2016, the amount not available for distribution totaled Ps.61,689, in both years, and in 2015 Ps.238,219.

23.         Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) is as follows:

	Labor obligations
	Amount		Deferred taxes		Total
Balance as of January 1, 2015	Ps.	(13,727)	Ps.	4,102	Ps.	(9,625)
Movements of the year		(1,286)		386		(900)
Balance as of December 31, 2015		(15,013)		4,488		(10,525)
Movements of the year		3,533		(1,060)		2,473
Balance as of December 31, 2016		(11,480)		3,428		(8,052)
Movements of the year		(4,199)		1,260		(2,939)
Balance as of December 31, 2017	Ps.	(15,679)	Ps.	4,688	Ps.	(10,991)

Other comprehensive loss is comprised of the effects of labor obligations.

24.         Other income

Other income, net, consists of the following:

	Year ended December 31,
	2017		2016		2015
Gain on sale of equipment	Ps.	(1,340)	Ps.	(22,250)	Ps.	(140)
Insurance recovery		(40)		—		(6,790)
	Ps.	(1,380)	Ps.	(22,250)	Ps.	(6,930)

25.         Related party balances and transactions

a.	The repayments for construction to the related parties are as follows:

	December 31,
	2017		2016		2015
ICA Constructora de Infraestructura, S.A. de C.V. (2)	Ps.	44,254	Ps.	—	Ps.	—
ICA Constructora, S.A. de C.V. (2)		44,264		—		—
Actica Sistemas, S.A. de C.V. (2)		5,887		—		—
Ingenieros Civiles Asociados, S.A. de C.V. (2)		—		37,866		1,110
VCD Construcción y Desarrollo, S.A.P.I. de C. V. (2)		3,612		8,166		—
	Ps.	98,017	Ps.	46,032	Ps.	1,110

b.The accounts payable with related parties are as follows:

	December 31,
Payable:	2017		2016		2015
Empresas ICA, S.A.B. de C.V. “EMICA”(1)	Ps.	—	Ps.	18,763	Ps.	10,558
Servicios de Tecnología Aeroportuaria, S.A. de C.V. “SETA” (2)		82,501		74,266		41,287
Nacional Hispana Hoteles, S. de R. L. de C. V. (2)		—		5,316		14,559
Operadora Nacional Hispana, S.A. de C.V.(2)		7,985		6,110		—
VCD Construcción y Desarrollo, S.A.P.I. de C.V.(2)		4,773		26,325		—
ICA Ingeniería S. A. de C. V.(2)		367		7,155		—
Actica Sistemas, S. de R.L. de C.V.		1,496		1,760		—
Grupo ICA, S.A. de C.V.		16,592		—		—
GGA Capital, S.A.P.I. de C.V.		14,700		—		—
ICA Constructora de Infraestructura, S.A. de C.V.		783		—		—
Grupo Hotelero Santa Fe, S. A. de C. V. (2)		825		633		1,117
	Ps.	130,022	Ps.	140,328	Ps.	67,521

(1)	Holding Company

(2)	Affiliated company

c.The principal transactions with related parties performed in the normal course of business, are as follows:

	Year ended December 31,
	2017		2016		2015
Capital Investment:
SAP	Ps.	—	Ps.	—	Ps.	10,706
Hotel		—		340		—
Industrial warehouse		46,172		103,235		29,067
Expenses:
Technical assistance payments received		135,074		117,987		97,818
Administrative services		66,783		51,950		22,061
Major maintenance and improvements on concessioned assets:
Platform		10,405		—		3,162
Runway		—		—		29,089
Improvements to concessioned assets:
Construction terminal		210,098		—		—
Platform		—		21,694		—

Remuneration to directors and officers who sit on the Board of Directors and Executive, Audit, Corporate Governance, Finance and Sustainability Committees totaled Ps.15,283, Ps.15,030 and Ps.14,725 for 2017, 2016 and 2015, respectively. In addition, remuneration to the Chairman of the Board totaled Ps.5,251, Ps.4,970 and Ps.4,675 for 2017, 2016 and 2015, respectively.

Employee Benefits — Employee benefits granted to key management personnel of the Company were comprised solely of short-term benefits of Ps.70,413, Ps.74,706 and Ps.75,487 in 2017, 2016 and 2015, respectively.

Technical Assistance — On May 13, 2015, the Company signed an extension and amendment to its Technical Assistance Agreement.  The annual consideration under the amendment is the greater of U.S.$ 3,478,000 (updated annually according to the U.S. consumer price index) and 4% of the Company’s consolidated EBITDA before payment of the technical assistance fee for the first three years or 3% of consolidated EBITDA before payment of the technical assistance fee during the last two years. For purposes of this calculation, consolidated EBITDA is calculated prior to deducting the technical assistance fee and considers airport concession operations, as well as subsidiaries that provide employee services to airports directly or indirectly, exclusively.

In 2017, 2016 and 2015, the variable consideration was greater than the fixed consideration, at U.S. $3,517,000, U.S. $3,478,000 and U.S. $3,482,000, respectively.

As of December 31, 2015, SETA’s shareholders were CONOISA with 74.5% and Aéroports de Paris Management, S. A. (ADPM) with 25.5%. Pursuant to the Company’s bylaws, SETA (as holder of the Company’s Series “BB” shares) has the ability to appoint and remove the Company’s Chief Financial Officer, Chief Operating Officer and Commercial Director, the right to elect three members of the Company’s board of directors, and the right to veto certain actions requiring approval of the Company’s shareholders (including the payment of dividends and the right to appoint certain members of senior management). In the event of the termination of the technical assistance agreement, the Series “BB” shares will be converted into Series “B” shares resulting in the termination of these rights. If at any time after June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, such shares must be converted into Series “B” shares, which would cause SETA to lose all of its special rights. So long as SETA retains at least 7.65% of the Company’s capital stock in form of Series “BB” shares, all its special rights will remain in force.

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

ADPM announced its decision to exercise its option to exchange its 25.5% shareholding in SETA, the strategic partner of GACN, for GACN B shares held by SETA, which represent 4.3% of GACN’s total equity, and of its intention to sell this equity interest in GACN through an international private placement outside Mexico, which was successfully concluded in October 2016

SETA remained GACN’s strategic partner. Upon completion of the transactions, ICA’s wholly-owned subsidiary CONOISA became the indirect shareholder of 100% of SETA’s capital stock, which in turn holds 12.6% of GACN, all in the form of BB shares. In addition, CONOISA owns 1.9% of GACN’s B shares directly.

26.         Operating segment data

The reportable segments are determined on the basis of which the Company internally reports its segment reporting to senior management for purposes of making operating decisions. Considering the same accounting basis described in note 4, for the purpose of allocating resources and assessing segment performance, segments are presented at their most detailed level of operating segments, such that each airport, hotel and industrial park is considered a reportable segment. The financial information of the holding company and its service companies, have been combined and included in the “other” column.  The information by operating segment is presented considering internal reports on the business units of the Company, which are revised regularly by the Company’s management for purposes of operational decision making in order to allocate resources to a segment and evaluate its performance.

					Construction		Depreciation		Major		Allowance for																Investments
	Aeronautical		Non-aeronautical		services		and		maintenance		doubtful		Operating		Interest		Interest				Assets per		Liabilities per		Capital		in airport
December 31, 2017	revenues		revenues		revenues		amortization		provision		accounts		income		expense		income		Income tax		segment		segment		investments		concessions

Metropolitan
Monterrey	Ps.	2,046,097	Ps.	547,586	Ps.	367,214	Ps.	84,132	Ps.	72,284	Ps.	(4,263)	Ps.	518,737	Ps.	7,975	Ps.	(24,111)	Ps.	100,978	Ps.	4,993,403	Ps.	826,644	Ps.	505,445	Ps.	2,785,385
Tourist
Acapulco		158,448		34,089		372,253		20,105		8,475		(1,443)		38,531		4,764		(4,845)		(648)		1,197,164		282,120		372,253		996,944
Mazatlán		249,479		47,819		30,205		15,815		16,913		(168)		59,470		4,259		(20,699)		15,213		1,128,244		150,567		30,223		508,123
Zihuatanejo		167,550		27,334		28,039		17,347		20,566		(445)		38,977		9,886		(7,494)		4,367		596,780		116,609		28,138		520,632
Regional
Chihuahua		308,746		52,742		122,412		12,682		18,446		(4)		72,298		12,251		(21,242)		17,271		903,724		213,533		122,448		460,816
Culiacan		409,399		53,296		43,362		16,147		10,368		(1,159)		92,556		7,637		(7,940)		20,847		816,623		126,234		44,389		508,523
Durango		100,884		11,061		19,974		6,140		18,130		282		22,389		6,712		(8,174)		954		292,704		67,734		19,991		170,869
San Luis Potosi		149,823		24,603		108,756		7,934		29,556		(1,275)		29,078		4,791		(8,272)		7,570		449,272		232,186		108,756		316,361
Tampico		171,550		25,859		46,740		7,697		14,583		(1,627)		39,483		2,674		(3,441)		8,418		316,409		83,646		46,740		254,622
Torreon		156,158		22,478		20,018		8,726		19,361		(59)		35,743		8,382		(9,902)		7,019		371,887		111,569		20,018		264,450
Zacatecas		95,153		12,172		19,175		6,815		19,843		46		19,354		3,487		(4,465)		3,495		276,803		90,328		19,175		208,814
Border
Ciudad Juarez		244,891		40,676		31,917		11,103		31,042		(95)		57,113		4,441		(10,987)		13,507		480,320		124,745		33,404		355,659
Reynosa		104,311		15,094		127,353		6,616		11,471		(362)		23,881		—		1,313		2,819		440,857		208,144		127,353		305,411
Hotel
NH T2 Hotel		—		250,777		—		20,799		—		—		75,797		5,537		(876)		15,454		289,844		32,374		1,338		—
Hilton Garden Inn		—		90,875		—		10,111		—		54		25,680		2,329		(3,857)		3,753		250,264		8,857		9,090		—
Industrial Park:
VYNMSA		—		12,914		—		9,200		—		—		(1,767)		373		(2,034)		(3,053)		242,220		43,260		70,726		—
Other		—		4,034,440		—		37,836		—		(43)		3,353,545		317,471		(40,411)		595,109		13,789,549		5,756,750		30,664		—
Total		4,362,489		5,303,815		1,337,418		299,205		291,038		(10,561)		4,500,865		402,969		(177,437)		813,073		26,836,067		8,475,300		1,590,151		7,656,609

Eliminations		(15,458)		(3,847,477)		(10,960)		—		—		—		(1,261,746)		(50,147)		50,147		—		(12,635,267)		(1,503,815)		(8,192)		(8,192)

Consolidated	Ps.	4,347,031	Ps.	1,456,338	Ps.	1,326,458	Ps.	299,205	Ps.	291,038	Ps.	(10,561)	Ps.	3,239,119	Ps.	352,822	Ps.	(127,290)	Ps.	813,073	Ps.	14,200,800	Ps.	6,971,485	Ps.	1,581,959	Ps.	7,648,417

					Construction		Depreciation		Major		Allowance for																Investments
	Aeronautical		Non-aeronautical		services		and		maintenance		doubtful		Operating		Interest		Interest				Assets per		Liabilities per		Capital		in airport
December 31, 2016	revenues		revenues		revenues		amortization		provision		accounts		income		expense		income		Income tax		segment		segment		investments		concessions

Metropolitan
Monterrey	Ps.	1,799,823	Ps.	560,016	Ps.	97,631	Ps.	76,016	Ps.	64,794	Ps.	(1,417)	Ps.	473,916	Ps.	1,136	Ps.	(39,945)	Ps.	119,677	Ps.	4,868,188	Ps.	658,768	Ps.	98,585	Ps.	2,492,242
Tourist
Acapulco		149,214		30,446		76,772		19,466		2,934		(521)		39,461		411		(13,246)		5,197		1,085,908		113,528		77,069		641,082
Mazatlán		221,522		46,879		19,527		15,458		12,490		(196)		55,052		428		(27,820)		14,978		1,021,766		128,287		19,632		492,692
Zihuatanejo		141,091		26,280		25,699		16,680		17,170		85		35,945		932		(7,736)		5,705		596,541		114,706		25,822		507,683
Regional
Chihuahua		272,921		48,374		16,061		11,853		28,066		(1,011)		64,258		2,102		(23,510)		20,277		793,881		170,004		16,202		349,021
Culiacan		351,096		48,280		9,608		16,006		11,251		764		79,875		383		(8,017)		20,524		726,063		117,342		9,896		479,351
Durango		98,550		11,026		4,381		5,965		14,649		(286)		19,017		—		(5,739)		4,200		290,258		58,281		4,478		155,540
San Luis Potosi		130,337		23,666		24,456		7,105		28,384		711		30,801		—		(13,166)		11,286		293,618		89,123		24,553		214,064
Tampico		162,389		22,735		32,053		6,567		10,782		1,907		37,025		—		(3,016)		10,685		306,466		90,438		32,157		214,318
Torreon		151,251		20,087		5,722		8,515		16,916		186		34,268		9		(8,265)		10,537		372,001		90,046		5,834		251,932
Zacatecas		87,616		10,120		7,677		6,656		17,315		(2)		19,547		150		(8,396)		6,891		286,407		74,939		7,789		195,325
Border
Ciudad Juarez		208,042		34,351		9,905		10,334		24,025		507		48,478		147		(12,530)		14,819		452,024		111,710		10,005		334,050
Reynosa		113,506		14,150		23,847		6,290		19,240		212		25,539		179		(7,364)		7,923		282,249		67,237		23,944		183,446
Hotel
NH T2 Hotel		—		227,884		—		20,739		—		240		68,595		11,497		(639)		15,505		290,685		85,543		2,095		—
Hilton Garden Inn		—		83,625		—		9,268		—		—		22,222		2,171		(986)		4,244		234,123		15,996		13,410		—
Industrial Park:
VYNMSA		—		4,952		—		3,416		—		—		(3,063)		—		(238)		(1,315)		194,209		32,577		104,326		—
Other		—		4,847,425		—		36,300		—		(430)		2,843,210		345,728		(53,566)		475,649		13,052,525		5,554,128		62,163		—
Total		3,887,358		6,060,296		353,339		276,634		268,016		749		3,894,146		365,273		(234,179)		746,782		25,146,912		7,572,653		537,960		6,510,746

Eliminations		(14,623)		(4,727,534)		(8,567)		—		(5,145)		—		(1,110,592)		(34,579)		34,579		—		(11,601,589)		(714,310)		(8,567)		2,768

Consolidated	Ps.	3,872,735	Ps.	1,332,762	Ps.	344,772	Ps.	276,634	Ps.	262,871	Ps.	749	Ps.	2,783,554	Ps.	330,694	Ps.	(199,600)	Ps.	746,782	Ps.	13,545,323	Ps.	6,858,343	Ps.	529,393	Ps.	6,513,514

					Construction		Depreciation		Major		Allowance for																Investments
	Aeronautical		Non-aeronautical		services		and		maintenance		doubtful		Operating		Interest		Interest				Assets per		Liabilities per		Capital		in airport
December 31, 2015	revenues		revenues		revenues		amortization		provision		accounts		income		expense		income		Income tax		segment		segment		investments		concessions

Metropolitan
Monterrey	Ps.	1,443,311	Ps.	484,111	Ps.	70,999	Ps.	76,353	Ps.	24,327	Ps.	293	Ps.	365,471	Ps.	4,044	Ps.	(11,285)	Ps.	91,560	Ps.	4,501,117	Ps.	626,259	Ps.	73,221	Ps.	2,464,006
Tourist
Acapulco		138,309		27,864		81,869		18,737		21,621		(133)		21,329		832		(7,663)		1,582		1,044,502		113,932		84,354		587,517
Mazatlán		168,703		40,820		41,487		14,487		(4,949)		(576)		40,170		5,283		(16,671)		10,389		934,612		100,921		43,502		487,516
Zihuatanejo		118,736		23,751		57,943		15,073		(73)		(203)		27,338		2,731		(284)		3,844		605,538		148,768		60,483		496,394
Regional
Chihuahua		196,033		40,204		3,769		12,025		30,246		934		26,553		(1,888)		(11,847)		8,991		721,935		159,632		3,933		342,739
Culiacan		255,921		39,981		34,058		15,899		23,338		(102)		40,763		12,319		(1,911)		8,843		683,797		141,263		35,579		487,393
Durango		63,186		9,080		2,992		5,867		23,868		392		10,991		(6,799)		(259)		3,513		281,816		64,356		4,948		155,568
San Luis Potosi		99,341		20,482		4,668		7,431		(16,415)		757		22,686		1,859		(437)		7,575		287,251		117,833		4,760		195,097
Tampico		144,178		22,810		9,589		6,655		21,551		(2,146)		32,793		4,361		(1,389)		2,284		276,428		84,117		9,691		187,509
Torreon		110,480		18,191		14,796		8,484		1,431		(339)		25,065		(3,238)		(1,120)		7,392		361,616		111,837		14,849		253,471
Zacatecas		66,957		9,304		10,294		6,719		10,768		(1,193)		11,601		(2,559)		(439)		3,433		279,613		89,086		10,488		193,119
Border
Ciudad Juarez		146,201		29,225		9,512		10,658		29,265		775		28,593		1,240		(1,195)		7,890		424,666		94,148		11,391		333,676
Reynosa		95,742		12,557		6,012		6,127		9,315		(278)		14,373		(954)		(284)		3,144		263,490		73,408		6,384		164,600
Hotel
NH T2 Hotel		—		212,488		—		20,506		—		—		60,142		14,536		(595)		14,830		311,178		149,555		1,605		—
Hilton Garden Inn		—		16,882		—		1,163		—		—		(984)		369		(583)		(634)		212,412		10,984		95,078		—
Other		—		3,639,434		—		12,625		—		716		1,916,865		342,813		(65,028)		337,238		11,673,674		5,503,723		88,080		—
Total		3,047,098		4,647,184		347,988		238,809		174,293		(1,103)		2,643,749		374,949		(120,990)		511,874		22,863,645		7,589,822		548,346		6,348,605

Eliminations		(13,968)		(3,535,643)		—		—		—		—		(607,194)		(40,185)		40,250		236		(10,353,309)		(1,030,013)		—		—

Consolidated	Ps.	3,033,130	Ps.	1,111,541	Ps.	347,988	Ps.	238,809	Ps.	174,293	Ps.	(1,103)	Ps.	2,036,555	Ps.	334,764	Ps.	(80,740)	Ps.	512,110	Ps.	12,510,336	Ps.	6,559,809	Ps.	548,346	Ps.	6,348,605

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

Following is a detail of the composition of revenues of the Company, using the classification established by the General Airports Law and its related regulations, with the exception of non-aeronautical revenues as mentioned in the preceding paragraph:

	Year ended December 31,
	2017		2016		2015
Aeronautical services:
Domestic TUA	Ps.	2,801,751	Ps.	2,477,711	Ps.	1,863,875
International TUA		921,539		810,519		632,834
Landing charges		178,638		167,298		150,739
Platform for embarking and disembarking		119,123		118,004		107,465
Aircraft parking charges on extended stay or overnight		31,923		33,242		30,284
Domestic and international passenger and carry-on baggage check		48,762		37,925		36,433
Aerocars and jetways		44,234		40,715		38,983
Other airport services, leases and regulated access rights(3)		201,061		187,321		172,517
Total revenues from aeronautical services(1)	Ps.	4,347,031	Ps.	3,872,735	Ps.	3,033,130

	Year ended December 31,
	2017		2016		2015
Non-aeronautical services:
Commercial activities
Car parking charges	Ps.	200,948	Ps.	192,063	Ps.	181,631
Advertising(2)(3)		106,045		120,591		115,579
Retail operations(2)(3)		106,908		97,631		75,975
Food and beverage(2)(3)		101,577		85,995		67,187
Car rental operators(2)(3)		92,770		75,966		60,168
Time share developers(2)(3)		13,193		13,967		12,283
Financial services(2)(3)		7,418		6,457		5,930
Communication and services(2)(3)		13,604		10,362		13,120
Services to passengers		2,662		2,803		2,669
VIP lounges		20,453		16,937		10,119
Loyalty program		-		911		1,772
Other services		31,420		26,787		23,421
Total revenue from commercial activities		696,998		650,470		569,854

Diversification activities:
Hotel services		340,279		311,679		229,352
OMA Carga		152,963		132,211		107,443
Real estate services		12,328		12,988		10,966
Industrial services		14,647		4,952		—
Other services		4,405		5,852		2,088
Total diversification activities		524,622		467,682		349,849

Complementary activities:
Leasing of space(2)(3)		73,575		67,784		69,376
Access rights		16,538		13,984		11,156
Documented baggage inspection		132,262		121,400		99,974
Other services (CUSS and CUTE)(4)		12,343		11,442		11,332
Total of complimentary activities		234,718		214,610		191,838
Total revenue from non-aeronautical services	Ps.	1,456,338	Ps.	1,332,762	Ps.	1,111,541

(1)	For the year ended December 31, 2017, 2016 and 2015, includes incentives given to airlines for Ps. 62,048, Ps.11,759, and Ps.245,553, respectively.

(2)	These revenues are considered as commercial concessions.

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

(4)

Corresponds to other revenues for complementary activities, primarily Common-Use Self Service (CUSS), revenues from passengers’ self-service kiosks, and Common-Use Terminal Equipment (CUTE) corresponds to revenues from shared terminal equipment for the airlines’ use located in terminal gates

Approximately 82%, 75%, and 77% of consolidated revenues for the years ended December 31, 2017, 2016 and 2015, respectively, were generated by the Monterrey, Acapulco, Mazatlán, Culiacan, Chihuahua, Ciudad Juarez, and Zihuatanejo airports.

28.         Cost of services

The cost of services is as follows:

	Year ended December 31,
	2017		2016		2015
Wages and salaries	Ps.	219,890	Ps.	203,912	Ps.	191,660
Maintenance		184,246		157,740		147,923
Security and insurance		176,197		167,678		153,011
Utilities (electric, cleaning and water)		189,238		158,956		135,825
Building lease		45,181		41,031		38,265
Allowance for doubtful accounts		(10,561)		749		(1,103)
Cost of hotel service		65,034		58,607		42,742
Employee statutory profit sharing		1,568		2,121		2,411
Equipment lease, fees and others		110,272		109,347		125,399
	Ps.	981,065	Ps.	900,141	Ps.	836,133

29.         Authorization for the issuance of the consolidated financial statements

The Company’s consolidated financial statements were authorized for issuance April 27, 2018, by the Chief Executive Officer of the Company, Porfirio González Álvarez, consequently do not reflect the events occurred after that date, and are subject to the approval of the General Ordinary Shareholders’ Meeting of the Company, where they may be modified based on provisions set forth by the Mexican General Corporations Law.

* * * * * *