Form 20-F
period 2018-12-31
Central North Airport Group
filed 2019-04-30
CIK 1378239

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

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

Title of each class:	Number of Shares
Series B shares	343,680,466 (excluding 324,507 treasury shares)
Series BB shares	49,766,000

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

References in this annual report on Form 20‑F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States.  References in this annual report on Form 20‑F to “pesos” or “Ps.” are to the lawful currency of Mexico.  This Form 20‑F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.19.6566  to U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank (Banco de México) on December 31, 2018.

This annual report on Form 20‑F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume.  A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

The discussion in this annual report of aeronautical and non‑aeronautical revenues in relation to our total revenues is not in accordance with IFRS because it excludes our construction revenues from such amounts.  Therefore, in reviewing this annual report, you should be aware that in several sections of this annual report we take into account only revenues that resulted in actual cash inflows for the year (which we categorize as aeronautical and non‑aeronautical revenues) for ratios or comparative calculations.  Both of these categories of revenues are dependent, either directly or indirectly, on passenger traffic, while revenues from construction services under IFRS Interpretations Committee (“IFRIC”) 12, “Service Concession Arrangements,” are not dependent upon passenger traffic, but from the level of capital expenditures carried out at each airport.  Information reported using only revenues that generated cash inflows may be more useful for readers of this annual report because those revenues are driven by the key elements of our business:  passenger traffic and our maximum tariffs.  The use of aeronautical and non‑aeronautical revenues is more common in our industry, as they represent the revenues generated from our core operations, which are services provided to passengers, airlines and other third parties based on passenger traffic at our airports.  Additionally, management regularly reviews our aeronautical and non‑aeronautical revenues as they provide representative information regarding our passenger traffic and cash flows, which allows us to compare such revenues over comparative periods as well as make projections about our expected future cash flows.  Finally, management reviews non‑aeronautical revenues per terminal passenger excluding hotel and industrial park services because hotel and industrial park services are not necessarily driven by passenger traffic and therefore may not provide representative information with respect to passenger traffic.  This metric is not considered to be an IFRS metric, given its exclusion of certain revenues.  We indicate each instance in which we use only aeronautical and non‑aeronautical revenues and non‑aeronautical revenues excluding hotel services by indicating the category of revenues used.

The following tables present a reconciliation of our aeronautical and non-aeronautical revenues to our total revenues per our consolidated statement of income and other comprehensive income:

	For the Year Ended December 31, 2018
							Total
							Aeronautical and
					Total		Non-Aeronautical
			Non-		Aeronautical and		Revenues as a
	Aeronautical		Aeronautical		Non-Aeronautical		Percentage of	Construction		Total
	Revenues		Revenues		Revenues		Total Revenues	Revenues		Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	2,447,993	Ps.	649,393	Ps.	3,097,386	93.0%	Ps.	232,698	Ps.	3,330,084
Tourist
Acapulco		182,663		34,279		216,942	43.7%		279,099		496,041
Mazatlán		276,126		46,754		322,880	91.2%		31,308		354,188
Zihuatanejo		167,578		22,934		190,512	93.4%		13,534		204,046
Regional
Chihuahua		364,755		56,128		420,883	74.8%		141,546		562,429
Culiacán		539,540		57,313		596,853	94.6%		33,888		630,741
Durango		112,310		10,822		123,132	89.9%		13,788		136,920
San Luis Potosí		167,030		30,275		197,305	46.0%		231,726		429,031
Tampico		190,502		26,891		217,393	89.3%		26,169		243,562
Torreón		184,396		22,655		207,051	91.2%		19,990		227,041
Zacatecas		105,626		11,935		117,561	92.4%		9,655		127,216
Border
Ciudad Juárez		310,892		45,287		356,179	97.5%		9,096		365,275
Reynosa		106,867		14,810		121,677	45.7%		144,830		266,507
Terminal 2 NH Collection Hotel		—		246,065		246,065	100.0%		—		246,065
Hilton Garden Inn Hotel		—		100,051		100,051	100.0%		—		100,051
OMA Vynmsa Aero Industrial Park		—		28,190		28,190	100.0%		—		28,190
Other(1)		—		4,433,390		4,433,390	100.0%		—		4,433,390
Total		5,156,278		5,837,172		10,993,450	90.3%		1,187,327		12,180,777
Eliminations(2)		(16,226)		(4,211,675)		(4,227,901)	N/A %		(45,822)		(4,273,723)
Total Revenues	Ps.	5,140,052	Ps.	1,625,497	Ps.	6,765,549	85.6%	Ps.	1,141,505	Ps.	7,907,054

(1)

Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)	Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

	For the Year Ended December 31, 2017
							Total
							Aeronautical and
					Total		Non-Aeronautical
			Non-		Aeronautical and		Revenues as a
	Aeronautical		Aeronautical		Non-Aeronautical		Percentage of	Construction		Total
	Revenues		Revenues		Revenues		Total Revenues	Revenues		Revenues
	(in thousands of pesos)
Metropolitan
Monterrey	Ps.	2,046,097	Ps.	547,586	Ps.	2,593,683	87.6%	Ps.	367,214	Ps.	2,960,897
Tourist
Acapulco		158,448		34,089		192,537	34.1%		372,253		564,790
Mazatlán		249,479		47,819		297,298	90.8%		30,205		327,503
Zihuatanejo		167,550		27,334		194,884	87.4%		28,039		222,923
Regional
Chihuahua		308,746		52,742		361,488	74.7%		122,412		483,900
Culiacán		409,399		53,296		462,695	91.4%		43,362		506,057
Durango		100,884		11,061		111,945	84.9%		19,974		131,919
San Luis Potosí		149,823		24,603		174,426	61.6%		108,756		283,182
Tampico		171,550		25,859		197,409	80.9%		46,740		244,149
Torreón		156,158		22,478		178,636	89.9%		20,018		198,654
Zacatecas		95,153		12,172		107,325	84.8%		19,175		126,500
Border
Ciudad Juárez		244,891		40,676		285,567	89.9%		31,917		317,484
Reynosa		104,311		15,094		119,405	48.4%		127,353		246,758
Terminal 2 NH Collection Hotel		—		250,777		250,777	100.0%		—		250,777
Hilton Garden Inn Hotel		—		90,875		90,875	100.0%		—		90,875
OMA Vynmsa Aero Industrial Park		—		12,914		12,914	100.0%		—		12,914
Other(1)		—		4,034,440		4,034,440	100.0%		—		4,034,440
Total		4,362,489		5,303,815		9,666,304	87.8%		1,337,418		11,003,722
Eliminations(2)		(15,458)		(3,847,477)		(3,862,935)	N/A		(10,960)		(3,873,895)
Total Revenues	Ps.	4,347,031	Ps.	1,456,338	Ps.	5,803,369	81.4%	Ps.	1,326,458	Ps.	7,129,827

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

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of pesos, except per share and operating data)					(in thousands of dollars)(1)
Statements of Income and Other Comprehensive Income data:
Revenues:
Aeronautical services(2)	2,532,666	3,033,130	3,872,735	4,347,031	5,140,052	261,492
Non-aeronautical services(3)	889,694	1,111,541	1,332,762	1,456,338	1,625,497	82,695
Construction services	307,327	347,988	344,772	1,326,458	1,141,505	58,072
Total revenues	3,729,687	4,492,659	5,550,269	7,129,827	7,907,054	402,259
Operating costs and expenses:
Costs of services, excluding depreciation and amortization	772,946	836,133	900,141	981,065	977,896	49,749
Major maintenance provision	179,932	174,293	262,871	291,038	248,636	12,649
Cost of construction	307,327	347,988	344,772	1,326,458	1,141,505	58,072
Administrative expenses	539,753	558,222	642,345	587,917	563,151	28,649
Right to use airport facilities(4)	171,670	209,771	244,215	271,331	319,180	16,238
Technical assistance fees(5)	82,461	97,818	117,987	135,074	172,610	8,781
Depreciation and amortization(6)	223,982	238,809	276,634	299,205	351,745	17,894
Other income, net	(17,373)	(6,930)	(22,250)	(1,380)	(205)	(10)
Total operating costs and expenses	2,260,698	2,456,104	2,766,715	3,890,708	3,774,518	192,022
Operating income	1,468,989	2,036,555	2,783,554	3,239,119	4,132,536	210,237
Interest expense	(264,368)	(334,764)	(330,694)	(352,822)	(325,557)	(16,562)
Interest income	77,147	80,740	199,600	127,290	194,091	9,874
Exchange loss, net	(22,463)	(33,784)	(29,177)	(63,072)	(15,488)	(788)
Income before income taxes	1,259,305	1,748,747	2,623,283	2,950,515	3,985,582	202,761
Income tax expense	232,345	512,110	746,782	813,073	1,121,403	57,050
Consolidated net income for the year	1,026,960	1,236,637	1,876,501	2,137,442	2,864,179	145,711
Items that will not be subsequently reclassified to income:
Actuarial losses on labor obligations	437	(1,286)	3,533	(4,199)	24,173	1,230
Income tax relating to items that will not be subsequently reclassified to profit or loss	(131)	386	(1,060)	1,260	(4)	(0)
Total comprehensive income for the year	1,027,266	1,235,737	1,878,974	2,134,503	2,888,348	146,941
Consolidated net income attributable to:
Controlling interest	1,024,694	1,233,772	1,870,187	2,127,576	2,851,822	145,082
Non-controlling interest	2,266	2,865	6,314	9,866	12,357	629
Consolidated comprehensive income attributable to:
Controlling interest	1,025,000	1,232,872	1,872,660	2,124,637	2,875,991	146,312
Non-controlling interest	2,266	2,865	6,314	9,866	12,357	629
Basic and diluted earnings per share of controlling interest(7)	2.5844	3.1328	4.7614	5.4046	7.2483	0.3687
Basic and diluted earnings per ADS(7)	20.6752	25.0623	38.0912	43.2368	57.9864	2.9500
Dividend or reimbursement of capital per share(8)	3.0000	3.0000	3.5000	4.0000	4.0633	0.2067
Other operating data:
Total terminal passengers (thousands of passengers)(9)	14,695	16,922	18,764	19,662	21,566	N/A
Total air traffic movements (thousands of movements)	337	345	358	332	345	N/A
Aeronautical and non-aeronautical revenues per terminal passenger(10)	233	245	277	295	314	16

	As of December 31,
	2014	2015	2016	2017	2018
	(in thousands of pesos)					(in thousands of dollars)(1)
Statement of Financial Position data:
Cash and cash equivalents	2,808,149	2,605,196	3,005,792	2,333,007	2,958,902	150,530
Other investments held to maturity	—	60,445	—	49,338	19,657	1,000
Total current assets	3,404,343	3,216,774	4,098,459	3,498,622	3,959,567	201,437
Property, leasehold improvements and equipment, net	2,284,314	2,370,975	2,444,205	2,601,397	2,670,262	135,845
Investment in airport concessions	6,180,277	6,348,605	6,513,514	7,648,417	8,566,656	435,816
Total assets	12,417,880	12,510,336	13,545,323	14,200,800	15,590,484	793,142
Current liabilities	830,680	968,782	1,108,331	1,104,273	1,224,716	62,306
Total liabilities	6,301,277	6,559,809	6,858,343	6,971,485	7,078,557	360,111
Capital stock	1,491,023	302,398	303,644	303,394	303,394	15,435
Total shareholders’ equity	6,116,603	5,950,527	6,686,980	7,229,315	8,511,927	433,031

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of pesos)					(in thousands of dollars)(1)
Statement of Cash Flows data:
Net cash flows from operating activities	1,610,772	2,069,331	2,386,146	2,921,333	3,709,346	188,707
Net cash flows used in investing activities	(371,844)	(493,235)	(471,357)	(1,542,776)	(1,088,373)	(55,369)
Net cash flows (used in) from financing activities	35,215	(1,779,049)	(1,514,193)	(1,979,135)	(1,940,463)	(98,718)
Increase (decrease) in cash and cash equivalents	1,274,143	(202,953)	400,596	(600,578)	680,510	34,620
Effects of exchange rate changes on the foreign currency cash balance	—	—	—	(72,207)	(54,615)	(2,778)

(1)    Translated into dollars at the rate of Ps.19.6566 per U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2018.  Per share dollar amounts are expressed in dollars (not thousands of dollars).  Operating data is expressed in units indicated.

(2)    Revenues from aeronautical services principally consist of a fee for each departing passenger, aircraft landing fees based on the aircraft’s weight and arrival time, an aircraft parking fee, passenger boarding bridge and airport bus charges, a security charge for each departing passenger and other sources of revenues subject to regulation under our maximum rates.

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

(7)    Based on net income attributable to controlling interest for each year and on 396,493,090 weighted average common shares in 2014, 393,826,266 weighted average common shares in 2015, 392,784,322 weighted average common shares in 2016, 393,660,889 weighted average common shares in 2017 and 393,446,466 weighted average common shares in 2018.  Earnings per ADS are based on the ratio of eight Series B shares per ADS.

(8)    Declared dividends per share for the period from 2014 to 2017 based on 400,000,000 shares, and in 2018 based on 393,770,973.  Includes reimbursements of capital per share.

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

RISK FACTORS

Risks Related to Our Operations

Our revenues are highly dependent on levels of air traffic, which depend on factors beyond our control.

Passenger and cargo traffic volumes and air traffic movements depend on many factors beyond our control, including economic conditions in Mexico, the United States or globally, the political situation in Mexico and elsewhere in the world, the attractiveness of the destinations of our airports relative to that of other competing destinations, fluctuations in fuel prices (which could cause airlines to increase tariffs and have a negative impact on traffic as a result of increased fuel costs), changes in regulatory policies applicable to the aviation industry and an increase or decrease in Mexican airlines’ fleets, among others.

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

Our business could be adversely affected by global political developments, particularly with regard to U.S. policies toward Mexico.

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

Following the U.S. elections in November 2016 and the change in the U.S. administration for the four-year period from 2017 to 2020, there is uncertainty regarding future U.S. policies with respect to matters of importance to Mexico and its economy, particularly trade and migration.   On October 1, 2018, Mexico announced that it had reached an agreement with Canada and the United States to modernize their free trade relationship and replace NAFTA. The new agreement, which will be known as the United States Mexico Canada Agreement (USMCA), was formally signed on November 30, 2018.  As of the date of this filing, it remains subject to analysis and approval by the Mexican Senate, and it is also subject to implementation procedures under Canadian and U.S. law. There is still uncertainty about whether and when the USMCA will take effect, and we cannot predict the impact of the USMCA on particular industries or government policies and the changes to international trade that may result.

In addition, the U.S. administration is adopting stricter immigration policies and tax reforms that could create tension between the Mexican and U.S. governments or reduce economic activity between Mexico and the United States, thus affecting the travel of passengers between those countries.

Furthermore, in September 2017, the U.S. administration announced its plan to phase out the Deferred Action for Childhood Arrivals program (“DACA”), which allows certain individuals who entered the U.S. as undocumented minors to defer immediate deportation and to be eligible for a work permit.  Because the majority of individuals who benefit from this program are from Mexico, terminating the program may affect relations between Mexico and the U.S., as well as transit between the two countries. There is still uncertainty about whether and when DACA will be phased out, and we cannot assess the impact it may have on particular industries or government policies that may result. If new federal immigration legislation is enacted in the U.S., such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the United States. Such restrictions could have a material adverse effect on our passenger traffic results. Also, the U.S. passed the Tax Cuts and Jobs Act on December 22, 2017, which, among others, reduces the U.S. corporate income tax rate from 35% to 21%, and implemented new import taxes on certain goods, approved on January 22, 2018. We cannot predict the impact that these measures may have on trade between the U.S. and Mexico or whether foreign direct investment from the U.S. to Mexico will decrease.

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

International events, such as decreases in oil prices and the slower growth in the Chinese economy, have led to volatility in the international markets and adversely affected the Mexican economy.  As a result, Mexico has been forced to cut public expenses, since oil output is one of the main sources of revenue in Mexico. In recent years, however, the U.S. economy has improved, with the GDP increasing at an annualized rate in real terms of 1.5% in 2016, 2.3% in 2017 and 3.1% in 2018, and our international passenger traffic increasing 0.2%, 2.8% and 4.4%, respectively.  The Congressional Budget Office forecasts that the real Mexican gross domestic product (“GDP”) will grow by 2.3% in 2019.  In the event of an economic downturn, developing countries, which have largely rebounded from the economic and financial crisis in 2009, would be impacted through trade and financial channels.

Our business is particularly dependent on the condition of the U.S. economy and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism.  According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), in 2018, exports from Mexico to the United States represented approximately 79.5% of Mexican exports, and 38.8% of foreign direct investment in Mexico originated in the United States.  According to the U.S. Bureau of Economic Analysis, in 2018, secondary income received from the United States, which includes government and private transfers, was approximately U.S.$17.2 billion.

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

Variations in international fuel prices could directly or indirectly adversely affect our business and results of operations.

International fuel prices, which represent a significant cost for airlines, have increased in recent years.  In the past, increased costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and, in some cases, even contributed to filings for bankruptcy by some airlines.  Any substantial variation in fuel prices could have an adverse effect on our results of operations and financial condition.

Our business is highly dependent on the operations of Mexico City International Airport.

In 2016, 2017 and 2018, approximately 48.1%, 45.4% and 42.9%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport.  As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.

On July 3, 2017, the Mexican Federal Antitrust Commission (Comisión Federal de Competencia Económica, or the “Antitrust Commission”) issued Corrective Measures for the Mexico City International Airport to address the inefficiencies observed at the airport during congested hours, limiting operations between the hours of 7:00 and 22:00.  In response, on September 29, 2017, the Ministry of Communications and Transportation announced in the Federal Official Gazette the General Guidelines for the allocation of slots at congested airports (see “Risk Factors⸻The Company cannot predict how the regulations governing the business will be applied.”). The indirect effect of the new regulation in 2017 was a decrease in the number of flights and an increase in the number of flight cancellations to and from Mexico City International Airport and other regional destinations.

To alleviate congestion at the Mexico City International Airport, a new Mexico City international airport was being built and was expected to start operations in 2022.  The new Mexican federal administration that took office on December 1, 2018  cancelled the construction of the new Mexico City international airport.  There is still uncertainty about what effect, if any, the cancellation of the new Mexico City international airport will have on our operations and passenger traffic results.

In addition, the new Mexican federal administration announced that it would seek to alleviate congestion at the existing airport by (i) converting a military airport approximately 40 kilometers (24.9 miles) outside of Mexico City (the “Santa Lucía Airport”) to a civil airport and (ii) expanding the Toluca International Airport, which is approximately 60 kilometers (37.3 miles) outside of Mexico City.  There is still uncertainty about whether or when these renovations will be completed and what impact congestion may have on the existing Mexico City International Airport. We cannot assure you that the airport’s operations will remain at existing levels or increase in the future or that the converted Santa Lucía Airport or expanded Toluca International Airport will start operations on time.

We may not fully recover our investment for the acquisition of the Terminal 2 NH Collection Hotel.

In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287‑room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the Terminal 2 of Mexico City International Airport, under a lease with Mexico City International Airport that expires in 2029.  A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%.  The Terminal 2 NH Collection Hotel opened in August 2009.  The net amount of our investment in the Terminal 2 NH Collection Hotel as of December 31, 2018 was Ps.254,551 thousand, as reflected in our consolidated balance sheet.

The Terminal 2 NH Collection Hotel faces the challenge of maintaining enough market participation as it continues with its operations.  The occupancy rate of the hotel may not be sufficient to recover our investment.  For the year ended December 31, 2018, annual average occupancy decreased to 83.5% from 86.3%  in 2017.  Additionally, total revenues amounted to Ps.246,065 thousand in 2018, as compared to Ps.250,777 thousand in 2017 and average rates per room were Ps.2,293 thousand in 2018, as compared to Ps.2,277 thousand in 2017.  The occupancy rate of the hotel or the annual average rate may not increase or may decrease in the future.

In addition, under certain circumstances, the operating lease agreement with the Mexico City International Airport can be terminated by such party with partial or no compensation to us.  If the Mexico City International Airport terminates our operating lease agreement, we may not be able to fully recover our investment in the Terminal 2 NH Collection Hotel.

Large scale international events, including acts of terrorism, wars and global epidemics, could have a negative impact on international air travel and our revenues.

Historically, a substantial majority of our revenues have been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2016, 2017 and 2018, passenger charges represented 59.2%, 52.2% and 56.2%, respectively, of our total revenues and 63.2%, 64.2% and 65.7%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.  Events such as the conflicts in the Middle East, terrorist attacks worldwide and public health crises such as the Severe Acute Respiratory Syndrome, or SARS crisis, the Influenza A(H1N1) crisis and the Ebola crisis have negatively affected in the past the frequency and pattern of air travel worldwide.

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

Security enhancements have resulted in increased costs and may require additional investments in the future.

In 2018, 11.8% of the passengers served by our airports were international passengers, of which, 75.8% arrived or departed on flights originating in or departing to the United States.  The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance.  Following the events of September 11, 2001, we reinforced security at our airports, and our general liability insurance premiums increased substantially. For more information on the insurance policies we carry, see “Item 4. Information on the Company – Property, Plant and Equipment.”

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

While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at our airports due to increased passenger screening and slower security checkpoints and increase our operating costs, which would have an adverse effect on our overall performance.

Furthermore, under the Mexican Airport Law, we are currently responsible for inspecting passengers and their carry‑on luggage before they board any aircraft.  Under Mexican law, we may be liable to third parties for personal injury or property damage resulting from the performance of such inspection.  In addition, we may be required to adopt additional security measures in the future or undertake capital expenditures if security measures for carry‑on luggage are enhanced, which could increase our liability or adversely affect our operating results.

The operation of baggage screening equipment could increase our expenses and may expose us to greater liability.

The ICAO’s security guidelines requires checked baggage on all international commercial flights and domestic commercial flights to undergo a comprehensive screening process for the detection of explosives.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration (“TSA”)) is responsible for screening checked baggage.  On May 1, 2014 and July 1, 2016, the Mexican Bureau of Civil Aviation published mandatory circulars CO SA‑17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines. In 2015, we completed the purchase and installation of screening equipment in most of our airports to facilitate compliance with the baggage screening guidelines, and our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked baggage screening system since March 1, 2012.

We incur ongoing expenses to maintain and operate this equipment and expect to incur ongoing expenses to maintain any equipment purchased. In the future, we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. For instance, replacement of current baggage screening equipment with new Computer Tomography X-ray (CTX) baggage screening equipment is scheduled for 2022, although regulatory changes could force our airports to undertake this replacement sooner. In addition, in July 2016, the DGAC issued a document titled Airport Security Recommendations, which established that airports must have alternative methods for baggage screening to be used in case the inspection technology used is no longer available. We believe that we comply with the Airport Security Recommendations, but the DGAC may require additional investments. These additional expenses could restrict our liquidity and adversely affect our results of operations.

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

Our business is highly dependent upon revenues from seven of our thirteen airports and the Terminal 2 NH Collection Hotel and could be adversely impacted by any condition affecting those businesses.

In 2018, approximately 80.9% of the sum of our aeronautical and non‑aeronautical revenues were generated from seven of our thirteen airports and the Terminal 2 NH Collection Hotel operations.  The Monterrey airport generated the most significant portion of our revenues.  The following table lists the percentage of the sum of aeronautical and non‑aeronautical revenues generated at our airports, including the percentage of total revenues generated by our hotel services:

For Year Ended
Airport	December 31, 2018
Monterrey	45.8%
Culiacán	8.8%
Chihuahua	6.2%
Ciudad Juárez	5.3%
Mazatlán	4.8%
Terminal 2 NH Collection Hotel	3.6%
Tampico	3.2%
Acapulco	3.2%
Six other airports, Servicios Complementarios del Centro Norte and OMA Logística, S.A. de C.V. (“OMA Logística”)	19.1%
Total	100.0%

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

Of the total aeronautical revenues generated at our airports in 2018, Aeroméxico and its affiliates represented 24.5%, VivaAerobus represented 21.2%, Volaris represented 17.5%, and Interjet represented 14.2%.  None of our contracts with our airline customers obligates them to continue providing service from our airports and, if any of our key customers reduces their use of our airports, competing airlines may not add flights to their schedules to replace any flights no longer handled by our principal airline customers.  Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenues from our key customers.

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

In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another (unless the flight originated outside Mexico), which limits the number of airlines providing domestic service in Mexico.  On December 18, 2015, the United States and Mexico entered into an Air Transport Agreement with the purpose of promoting and facilitating an international aviation system, based on competition among airlines, to facilitate the expansion of international air transport opportunities and ensure the highest degree of safety and security in air transport.  The agreement, which replaced the agreement that had been in effect since 1960, became effective as of August 21, 2016, after approval by the Mexican Senate and the competent authorities in the United States.  The agreement provides for an increase in services on existing routes between both nations, as well as the addition of new routes and an increase in the frequency of flights on existing routes.  The agreement also grants Mexican airlines the ability to further penetrate international markets, as it permits airlines from both countries that operate flights between the United States and Mexico to pick up passengers and continue with the flights to a third country.  This agreement may be modified in the future to provide for international airlines to operate domestic flights in our airports, but until then we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

Collective labor conflicts in Mexico could have an adverse impact on our results of operations.

A number of events, such as (i) the ratification by the Mexican Senate of the International Labor Organization’s Convention C098, the “Right to Organize and Collective Bargaining Convention”, (ii) the potential replacement of existing NAFTA labor policies with those policies under the USMCA, and (iii) the introduction of bills in Congress to modify the Mexican Federal Labor Law, have led to labor conflicts in Mexico, including approximately forty-five (45) labor strikes in Matamoros, Tamaulipas in early 2019. Most of the companies affected by such strikes have accommodated the labor unions’ demands and provided salary increases and significant benefits for their workers.

In addition, such conflicts has been exacerbated by (i) new labor unions created to negotiate and/or dispute existing collective bargaining agreements on behalf of the labor unions that currently hold such contracts, (ii) a 16.21% increase of the general minimum wage nationwide and (iii) a 100% increase of the minimum wage in the municipalities near the Northern border of Mexico. These developments in recent months have led workers and labor unions to demand more significant benefits and higher salary increases than in prior years.

The Company cannot predict how these developments may affect the Company’s results of operations or its financial condition. Any increased demands by the Company’s unionized workers may lead to higher labor costs, which could have a negative impact on its results of operations.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

If any conflicts with our employees were to arise, including with our unionized employees (which accounted for 59.2% of our total employees as of December 31, 2018), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

Our unionized employees are represented by a national union of airport workers that operates throughout Mexico.  To the extent unionized airport workers seek material modifications to the conditions agreed with us and with other Mexican airport operators, our operations could be adversely affected by union activities, including organized strikes or other work stoppages.

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

The main domestic airlines operating at our airports may refuse to pay certain increases in our specific prices for regulated aeronautical services.

In the past, we have entered into a series of agreements with the Mexican National Air Transportation Board (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation (most recently in January 2013, covering the period from January 1, 2013 to December 31, 2015), pursuant to which we established specific prices for regulated aeronautical services applicable to our principal airline customers. Although this agreement has not been renewed as of April 19, 2019 , all benefits continue to be provided on the same terms.  Furthermore, we have expanded the benefits of the agreement to all domestic and international airlines operating at our airports, even to those airlines that are not affiliated to the Mexican National Air Transportation Board.   Historically, amounts paid under these agreements have not been material, and we do not expect any current agreement or any similar future agreements with the Mexican National Air Transportation Board or any airline to have a material effect on our results of operations.

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

The current and future performance of our operations depends significantly on the continuous contribution of managers and other key employees. In order to achieve the objectives of each manager or key position, the ability, experience, aptitude and knowledge of each candidate is taken into account for recruitment and personnel allocation purposes. We cannot guarantee that in the future our executive team will be maintained, or that if new executives are incorporated, they will have the same level of knowledge and experience. The potential lack of a capable management team could adversely affect the operations, financial situation and results of operations.

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

Various municipalities have assessed tax credits against us for the payment of property taxes with respect to the real estate on which we operate our airports in those cities.  We have appealed all the administrative law proceedings, as well as the tax credits, assessed against us and, while some have been dismissed by the relevant administrative authority, some are still pending. We believe there are no legal grounds which enable the municipalities to collect such taxes and although we intend to defend our position vigorously if procedures are brought by authorities, there can be no assurance that we will be successful in such defense. See “Item 8. Financial Information—Legal Proceedings—Property Tax Claims” for a full discussion of these property tax proceedings. Mexican airport operators contesting the assessment of similar property tax claims have been required to post material surety bonds in connection with their challenge of those assessments.  If we are required to post similar surety bonds in the future, the terms of the surety bonds may restrict our ability to pay dividends or otherwise limit our flexibility.  In addition, if we are required to pay for additional state or municipal rights, we could face costs, limiting our flexibility and our ability to pay dividends.

Furthermore, if the Mexican government changes the current laws or if we do not prevail in any of the proceedings, these tax liabilities could have an adverse effect on our financial condition and results of operations.

Inability to generate sufficient future taxable profits or adverse changes to tax laws, regulatory requirements or accounting standards could have a negative impact on the recoverability of certain deferred tax assets.

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amounted to approximately Ps.132,792 at December 31, 2018. The deferred tax assets are quantified on the basis of currently enacted tax rates and accounting standards and are subject to change as a result of future changes to tax laws or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our financial condition and results of operations. For further information on deferred tax assets, refer to Note 4.p. to our audited consolidated financial statements. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Deferred Income Taxes.”

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

Any of these events could reduce our passenger and cargo traffic volume in the airports and our guest volume in the Terminal 2 NH Collection Hotel.  For example, our international passenger traffic decreased 1.2% during September 2017, partially due to the cancellation of flights caused by hurricanes Harvey and Max. The occurrence of natural disasters in the destinations that we serve could adversely affect our business, results of operations, prospects and financial condition.

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

We subcontract certain services (including security and surveillance services) necessary to conduct our operations.  In the event that our subcontractors fail to perform their obligations under our agreements, we could incur extra costs in providing replacements and could be exposed to liability for operations that we may have to provide directly, which could adversely affect our business, results of operations, prospects and financial condition.

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

To allow the future expansion of the Monterrey airport, in February and June 2007, March and May 2008, July and December 2009 and February, July and December 2010, we completed acquisitions of land surrounding the airport with an aggregate area of 777 hectares (3 square miles), including the construction of a second commercial runway, for an aggregate price of Ps.1,559,381 thousand (U.S.$121.3 million).  Improvements made to airport facilities at our expense may be recognized by the Mexican Bureau of Civil Aviation as part of our investment in the airport concession.  We received authorization from the Mexican Bureau of Civil Aviation to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 pesos) of our investment in this land to investments included in the 2011–2015 master development program for the Monterrey airport.  We are currently reviewing various possibilities for the recovery of the remaining investment with the Mexican Bureau of Civil Aviation at a cost of Ps.695,759 thousand (amount expressed in nominal 2009 pesos), which was not recognized under the 2016–2020 master development program for the Monterrey airport.  The remaining amount of the investments may not be recognized by the Ministry of Communications and Transportation in the future.

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

The Company’s aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries.  In 2016, 2017 and 2018, approximately 69.8%, 61.0% and 65.0%, respectively, of the Company’s total revenues, and approximately 74.4%, 74.9% and 76.0%, respectively, of the sum of its aeronautical and non‑aeronautical revenues were earned from aeronautical services, which are subject to price regulation under the Company’s maximum rates.  These regulations may limit the Company’s flexibility in operating its aeronautical activities, which could have a material adverse effect on its business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to the Company’s operations that affect its profitability are authorized (as in the case of the master development programs) or established (as in the case of maximum rates) by the Ministry of Communications and Transportation for five‑year terms.  The Company generally does not have the ability to unilaterally change its obligations (such as the investment obligations under its master development programs or the obligation under its concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, this price regulation system may be amended in the future in a manner that would cause additional sources of the Company’s revenues to be regulated.

The Company’s results of operations may be adversely affected by required efficiency adjustments to its maximum rates.

The Company’s maximum rates in Mexico are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five year period ending December 31, 2015 and December 31, 2020, the maximum rates applicable to the Company’s airports reflected an annual efficiency improvement of 0.70%. Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each Mexican airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4. Information on the Company—Regulatory Framework—Revenue Regulation—Methodology for Determining Future Maximum Rates.” We cannot provide assurance that we will achieve efficiency improvements sufficient to maintain or increase our operating income as a result of the progressive decrease in each of our airport’s maximum rate.

The Company cannot predict how the regulations governing the business will be applied.

Many of the laws, regulations and instruments that regulate the Company’s business were adopted or became effective in 1999, and there is only a limited history that would allow the Company to predict the impact of these legal requirements on its future operations.  Mexican law establishes ranges of sanctions that might be imposed should the Company fail to comply with the terms of one of its concessions, the Mexican Airport Law and its regulations or other applicable laws. The Company cannot predict the sanctions that are likely to be assessed for a given violation within these ranges.  It may encounter difficulties in complying with these laws, regulations and instruments.

Although the master development programs and maximum rates through 2020 have been set, the Company cannot predict what the master development program for 2021 and following years will establish. When determining the maximum rates for the next five year period (from 2021 to 2025), the Ministry of Communications and Transportation may be solicited by different entities (for example, the Antitrust Commission) and the carriers operating at our airports) to modify the maximum rates, thus reducing the Company’s profitability.  The laws and regulations governing the business, including the rate‑setting process and the Mexican Airport Law, may change in the future or be applied or interpreted in a way that could have a material adverse effect on the Company’s business, results of operations, prospects and financial condition.

Additionally, the Ministry of Communications and Transportation announced in 2013 that it intends to establish a new, independent regulatory agency, the Federal Agency of Civil Aviation, that is expected to serve a similar role as the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil, or “DGAC”) of establishing, coordinating, overseeing and controlling international and national air transportation, as well as the airports, complementary services and generally all activities related to civil aviation.  The Company cannot predict whether or when this new agency will be organized, the scope of its authority, the actions that it will take in the future or the effect of any such actions on its business.

On February 20, 2014, a bill of the new Federal Antitrust Law (Ley Federal de Competencia Económica) was submitted to Mexico’s Congress in furtherance and as a result of certain amendments to Mexico’s Constitution passed in 2013.  The bill was enacted and published on May 23, 2014.  The law grants broader powers to the Antitrust Commission, including the authority to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The new law also sets forth important changes in connection with mergers and anti‑competitive behavior, increases liabilities and the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law.  The Antitrust Commission may therefore determine that the services that the Company provides at its airports are essential and require it to implement significant changes to its business operations and thus generate a significant impact on its results of operations.

For example, pursuant to the new Federal Antitrust Law (Ley Federal de Competencia Económica), the Antitrust Commission determined that the slots allocated to air carriers at the Mexico City International Airport constitute an essential service. The Antitrust Commission found that the allocation of slots led to flight delays and cancellations and, among others, hindered entry to new competitors. On July 3, 2017, the Antitrust Commission issued a series of corrective measures (the “Corrective Measures”) for the Mexico City International Airport to address the inefficiencies and anticompetitive effects observed at such airport.

In response to the Antitrust Commission’s findings, the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes)  published an amendment to the regulations of the Mexican Airport Law in the Federal Official Gazette on September 29, 2017, as well as general guidelines for the allocation of slots at congested airports (the “General Guidelines”). The Antitrust Commission found that the reforms issued by the Ministry of Communications and Transportation did not provide a solution to the issues the Antitrust Commission had addressed and that the General Guidelines directly contradicted the Corrective Measures. As a result, the Antitrust Commission filed an appeal (controversia constitucional)  before the Mexican Supreme Court, arguing that the Antitrust Commission, not the Ministry of Communications and Transportation, has the authority to regulate the allocation of slots as a public essential service. As of April 19, 2019, the Mexican Supreme Court has not resolved the appeal.  If the Mexican Supreme Court rules in favor of the Antitrust Commission and limits the authority of the Mexican Ministry of Communications and Transportation, new rules or regulations may be established by the Antitrust Commission, which could adversely affect the Company’s business, results of operations, prospects and financial condition.

Even though none of its airports have been declared congested as of the date of this report, the Company cannot predict whether or when this will happen. Similarly, it cannot predict whether the Antitrust Commission will declare any of its airports, or any complementary or commercial service provided at the airports, as essential services, and consequently, establish rules, recommendations, guidelines or conditions that could limit or restrict the Company’s aeronautical and/or non-aeronautical revenues.

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

Mexico regained its Category 1 safety rating on December 1, 2010; however, Mexico may be downgraded in the future, and the Company cannot be certain of how long this Category 1 rating will be maintained.  We cannot predict what impact such a downgrade would have on our passenger traffic or results of operations, or on the public perception of the safety of our airports.

If the Company exceeds the maximum rate at any airport at the end of any year, it could be subject to sanctions.

Historically, the Company has set the tariffs it charges for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year.  For example, in 2018, the revenues subject to maximum rate regulation represented approximately 97.8% of the amounts the Company was entitled to earn under the maximum rates for all of its airports.  The Company may not be able to establish tariffs in the future that allows it to collect substantially all of the revenues it is entitled to earn from services subject to price regulation.

The specific tariffs the Company charges for aeronautical services are determined based on various factors, including projections of passenger traffic volumes, the Mexican producer price index (excluding fuel), the Mexican consumer price index and the value of the peso relative to the U.S. dollar.  These variables are outside of the Company’s control.  The Company’s projections could differ from the applicable actual data, and, if these differences occur at the end of any year, they could cause the Company to exceed the maximum rate at any one or more of its airports during that year.

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

The Company aims to charge prices that are as close as possible to its maximum chargeable rates, and it is entitled to adjust the specific tariffs only once every six months for inflation (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding fuel)).  However, the Company generally collects passenger charges from airlines 30 to 60 days following the date of each flight.  The tariffs for the services that it provides to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  Accordingly, depreciation of the peso, particularly late in the year, could cause the Company to exceed the maximum rates at one or more of its airports, which could lead to the imposition of fines and the subsequent termination of one or more of its concessions.

The peso has historically experienced significant volatility.  From December 31, 2016 to December 31, 2017, the peso slightly appreciated by approximately 4.7%, from Ps.20.62 per U.S.$1.00 on December 31, 2016 to Ps.19.64 per U.S.$1.00 on December 31, 2017.  From December 31, 2017 to December 31, 2018, the peso remained the same at Ps.19.64 per U.S.$1.00.  On April 19, 2019, the exchange rate was Ps.18.77 per U.S.$1.00.

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

In the future, the Company may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  Historically, Aeropuerto del Norte has been used solely for general aviation operations.  The state of Nuevo León has requested in the past that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations.  To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  However, the Ministry of Communications and Transportation may authorize such an amendment and commercial aviation flights may operate from Aeropuerto del Norte in the future.  Any competition from other such airports could have a material adverse effect on the Company’s business, results of operations, prospects and financial condition.  Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process.  In the event that a competing concession is offered in a public bidding process, the Company may not participate in such a process, or it may not be successful if it were to participate.  See “Item 4. Information on the Company—Regulatory Framework—Grants of New Concessions.”

The Ministry of Communications and Transportation could require the Company to monitor certain aircraft movements at its airports that the Company does not currently control, which could result in increased costs.

The Mexican Air Traffic Control Authority (Servicios a la Navegación en el Espacio Aéreo Mexicano) or “SENEAM”, could require the Company to monitor certain aircraft movements at its airports that the Company does not currently control, which could result in increased costs. SENEAM may require the Company to manage and control aircraft movements in and out of its arrival and departure gates and remote boarding locations at its airports. Should SENEAM require the Company to control, or if the Company, for efficiency purposes, requests to control, these aircraft movements directly at any or all of its other airports in the future, the Company’s results of operations could be negatively impacted by increased operating insurance and liability costs resulting from taking on these obligations.

Changes to Mexican laws, regulations and decrees applicable to the Company could have a material adverse impact on the results of operations.

In recent years, the Mexican government has implemented changes to the tax laws applicable to Mexican companies, including the Company.  The terms of the Company’s concessions do not exempt it from any changes to the Mexican tax laws.  Should the Mexican government implement changes to the tax laws that result in the Company having significantly higher income tax, the Company will be required to pay higher amounts due pursuant to any such changes, which could have a material adverse impact on its results of operations.  For example, the issuance of the Business Flat Tax (Impuesto Empresarial a Tasa Única), which was published on October 1, 2007 and repealed in 2013, adversely impacted the Company’s results of operations in each of the years from 2007 through 2013.  In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on the Company’s business, results of operations, prospects and financial condition.

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

The main result of the tax reforms was the elimination of a previously recognized deferred Business Flat Tax liability and the recognition of deferred asset taxes based only on the Mexican corporate income tax at a number of the Company’s airports representing Ps.339,325 thousand.  The Company cannot predict the impact that future federal tax legislation reforms in Mexico may have on its financial condition and results of operations.

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

Risks Related to Mexico

The Company’s business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico could adversely affect its business and results of operations.

In 2016, 2017 and 2018, domestic terminal passengers have represented approximately 87.3%, 87.6% and 88.2%, respectively, of the passenger traffic volume in the Company’s airports.  In addition, all of its assets are located, and all of its operations are conducted, in Mexico.  Accordingly, the Company’s financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in Mexico.  As a result, its business, financial condition and results of operations could be adversely affected by any deterioration of the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico or by other negative political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange‑rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

The Mexican economy underwent an economic crisis that began in 2008 and continued in 2009 as a result of the impact of the global financial crisis, which affected many emerging economies.  The Mexican economy’s link with the U.S. economy remains very important, and therefore, any downside to the economic outlook of the U.S. may hinder any recovery in Mexico.  This correlation may have an impact on Mexico’s GDP growth and other macro-economic conditions.  The Mexican economy achieved real GDP growth rates of 2.0%, 2.0% and 2.3% in 2018, 2017 and 2016, respectively, and is estimated to grow at 2.0% and 2.4% in 2019 and 2020, respectively, according to the World Bank.

During 2018, average reference interest rates in Mexico increased by 93 basis points compared to 2017.  The annualized interest rates on 28‑day short‑term Mexican treasury bills, or Cetes (Certificados de la Tesorería de la Federación), averaged approximately 3.0%, 3.0%, 4.2%, 6.7% and 7.6% for 2014, 2015, 2016, 2017 and 2018, respectively.  To the extent that the Company incurs peso‑denominated debt in the future, it could be at high interest rates.

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

Political conditions in Mexico, including as a result of Mexico’s recent national presidential and legislative elections, could materially and adversely affect the Mexican economy and political climate and, in turn, the operations of the Company.

Presidential and federal congressional elections in Mexico were held on July 1, 2018. Mr. Andrés Manuel López Obrador, a member of the Movimiento Regeneración Nacional (National Regeneration Movement, or Morena), was elected President of Mexico and took office on December 1, 2018, replacing Mr. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI). President López Obrador’s term will expire on September 30, 2024. Historically, the Mexican president has strongly influenced new policies and governmental actions that impact the Mexican economy. We cannot assure you that the current administration will maintain business-friendly and open-market economic policies and policies that stimulate economic growth and social stability. The new administration could implement substantial changes in law, policy and regulations in Mexico, which could adversely affect our business, financial condition, results of operations and prospects. In addition, any actions taken by the new administration may lead to riots, protests and looting that could adversely affect our operations. Our financial condition and results of operation may be adversely affected by changes in Mexico’s political climate, to the extent that such changes affect the nation’s economic policies, growth, stability, outlook or regulatory environment.

In addition, following the congressional elections on July 1, 2018, Morena obtained an absolute majority in the Mexican Chamber of Deputies and, together with its allied political parties (Partido del Trabajo and Partido Encuentro Social), obtained a majority in the Mexican Senate. The newly-elected members of the Mexican Congress took office on September 1, 2018.  We cannot assure you that Morena and its political party allies will not introduce new legislative initiatives or modify existing legislation that could, in turn, result in economic or political conditions that could materially and adversely affect our business. Changes in laws, public policies or regulations may affect the political and economic environment in Mexico and, consequently, contribute to economic uncertainty and heightened volatility of the Mexican capital markets and in securities issued by Mexican companies.

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

Adverse domestic events could negatively impact the Company’s business and results of operations.

The operations of our airports may be disrupted due to the actions of third parties, such as protestors or demonstrators, which are beyond our control. The new Mexican president took office on December 1, 2018 and any actions taken by the new administration or the opposition may lead to riots, protests, demonstrations and looting that could adversely affect our revenues and security at out airports and could restrict our ability to expand our operations.  Any disruption in our operations, or adverse consequence resulting from protests or riots, including flight delays, a work stoppage or other similar event, may have a material adverse effect on the operation of our airports and on our results of operations.

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

Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in the Company’s airports in 1995 (then operated by its predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume.  From December 31, 2016 to December 31, 2017, the peso appreciated 4.7%, from Ps.20.62 per U.S.$1.00 on December 31, 2016, to Ps.19.64 per U.S.$1.00 on December 31, 2017. From December 31, 2017 to December 31, 2018, the peso remained the same at Ps.19.64 per U.S.$1.00. During the beginning of 2019, the peso recovered, reaching Ps.18.77 per U.S.$1.00 on April 19, 2019.

A depreciation of the peso affects the Company’s business in the following ways:  (i) international passengers and international flights pay tariffs reported in U.S. dollars; while these tariffs are generally collected in Mexican pesos up to 60 days following the date of each flight, any depreciation of the Mexican peso has a positive impact on the Company’s results from operations, which are reported in Mexican pesos; and (ii) the Company has financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos, thus causing foreign exchange losses.  As of December 31, 2018, the Company had U.S.$13.2 million of liabilities denominated in U.S. dollars, representing 5.6% of its debt.

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

High incidences of crime in Mexico, including extortion and drug trafficking, could adversely affect the Company’s business.

Higher incidences of crime throughout Mexico, including extortion and drug trafficking, could have an adverse effect on our business, results of operations, prospects and financial condition, as it may decrease the international and domestic passenger traffic directed to or within Mexico.  The travel warning issued by the U.S. Department of State (Bureau of Consular Affairs) on November 15, 2018 (the “Travel Advisory”) urges U.S. citizens not to travel to the states of Colima, Tamaulipas, Guerrero, Michoacán, and Sinaloa (except the city of Mazatlán). This Travel Advisory also urges U.S. citizens to defer non-essential travel to cities, states and other regions, such as Chihuahua, Coahuila, areas of the state of Jalisco that border the states of Michoacán, the eastern edge of Sonora, which borders the state of Chihuahua, Durango, Nuevo León (including the metropolitan area of Monterrey), San Luis Potosí and Zacatecas, among others.  Drug‑related violence and other incidents of organized crime may not be contained, which could have a material adverse effect on our business, results of operations, prospects and financial condition.

In January 2019, the Mexican government implemented measures to reduce the theft of fuel transported in pipelines operated by Mexican state-owned entity Petroleos Mexicanos (PEMEX) throughout Mexico.  As a result of these measures, certain states in Mexico, such as Mexico, Hidalgo, Querétaro, Guanajuato, Jalisco, Tamaulipas and Nuevo León, have been affected by a shortage of gasoline for automobile use as of the date of this report.  While there have been no shortages of aircraft fuel, we cannot assure that future actions taken by the Mexican government against theft of fuel will not affect the availability of aircraft fuel in states where our airports are located, which, in turn, could have an adverse effect on our operations.

The value and prices of securities issued by Mexican companies, including us,  may be adversely affected by developments in other countries.

The market value of securities of Mexican companies, including us,  may be, to varying degrees, affected by economic and market conditions in other countries.  Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers.  In past years, prices of both Mexican debt and equity securities have been adversely affected by the sharp drop in Asian securities markets and the economic crises in Argentina, Brazil, Greece, Italy, Portugal, Russia, Spain, Venezuela and the United Arab Emirates.

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

The level of environmental regulation in Mexico is increasing and the enforcement of environmental laws has become more common. For instance, Mexico launched a new carbon dioxide (“CO2”) market in 2018. The market requires that industries that generate above a certain amount of CO2 emissions pay for rights to excess emissions. Starting in 2019, the legislation also requires that companies report their global emissions as verified by the Mexican Emissions Registry (Registro Nacional de Emisiones). In addition, new water quality standards are being discussed, which would require greater water quality for all of our wastewater disposal.  There can be no assurance that environmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

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

Furthermore, twelve of our airports have received the Environmental Quality Certification awarded by the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente). However, compliance with current or future environmental regulations may require us to incur additional costs in order to bring our airports into compliance, and if we fail to comply with current or future environmental regulations, we may be subject to fines and other sanctions.

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

As of the date of this report, CONOISA is the beneficial owner of 14.5% of our total capital stock. CONOISA directly owns Series B shares representing 1.9% of our total capital stock and Series A shares of SETA representing 99.99% of its capital stock (0.01% owned by ICA Infraestructura, S.A. de C.V.) .  SETA in turn owns Series BB shares that represent 12.6% of our capital stock. SETA is a direct subsidiary of CONOISA and CONOISA in turn is a direct subsidiary of ICA Tenedora, S.A. de C.V. (“ICATEN”).  Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to our Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers and to elect three members of our Board of Directors.  SETA, as holder of our Series BB shares, also has the right, pursuant to our bylaws, to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws, investment projects and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders.  If, at any time after June 14, 2015, SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB, all of its special rights will remain in place.  The rights and obligations of SETA in our management are explained in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Furthermore, in connection with a corporate and debt restructuring carried out by Empresas ICA, ICATEN was incorporated on March 14, 2017 and Empresas ICA transferred all the shares of its direct subsidiaries, including CONOISA’s and indirectly ours, to ICATEN. On August 25, 2017, Empresas ICA and certain of its subsidiaries, including ICATEN and CONOISA, filed a joint prepackaged concurso mercantil plan (the “ICA Concurso Plan”) with the competent bankruptcy court of Mexico. Pursuant to the ICA Concurso Plan, all of the filing entities’ recognized unsecured debt was discharged and paid with shares representing up to 99.99% of ICATEN’s capital stock, resulting in a change in our indirect holding structure. On March 1, 2018, the competent bankruptcy court of Mexico approved the ICA Concurso Plan; the relevant judgment was published on March 2, 2018 and became effective as of March 23, 2018.

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

The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us.  The reports and information statements and other information about us can also be downloaded from the SEC’s website or our website at http://www.oma.aero.

Investment by SETA and Its Affiliates

In 2000, as part of the first stage of our privatization, the Mexican government sold Series BB shares to SETA in a public bidding process.  Pursuant to this transaction, SETA paid the Mexican government a total of Ps.864,055,578 (amount in nominal pesos, excluding interest) (U.S.$76.0 million based on the exchange rate in effect on the date of SETA’s bid) in exchange for:

•	all of our Series BB shares, which in 2000 represented 15.0% of our outstanding capital stock;
•

an option to acquire from the Mexican government shares representing 36.0% of the capital stock in 2000. This option was subsequently assigned to and exercised by Aeroinvest (currently CONOISA), a principal shareholder of SETA;

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

Currently, Series BB shares represent 12.6% of our capital stock and the remainder consist of Series B shares.

SETA’s current shareholders are:

•

CONOISA, which owns 99.9% of SETA. CONOISA is a subsidiary of ICATEN.  CONOISA also directly owns Series B shares representing 1.9% of our total capital stock.  Based on data from the Mexican Chamber of the Construction Industry (Cámara Mexicana de la Industria de la Construcción) and the Mexican National Institute of Statistics and Geography, ICATEN, the parent of CONOISA, is one of the largest engineering, procurement and construction companies in Mexico.

•

ICATEN’s principal line of business is industrial and urban construction and is involved in the construction, maintenance and operation of highways, social infrastructure and tunnels and in the management and operation of water supply systems.

•	ICA Infraestructura, S.A. de C.V., which owns 0.01% of SETA and is a direct subsidiary of CONOISA.

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2018 amounted to approximately Ps.172,610 thousand.  This agreement is more fully described in “Item 7. Major Shareholders and Related‑Party Transactions.”

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

The following table sets forth our current committed investments under our master development programs by airport for 2016 through 2020:

Committed Investments Under Master Development Programs by
Airport for 2016 through 2020 (1)

	For the Year Ended December 31,
						Total
	2016	2017	2018	2019	2020	2016 - 2020
	(in thousands of pesos)
Acapulco	302,283	256,683	176,320	40,762	10,811	786,859
Ciudad Juárez	53,700	18,421	30,685	94,846	20,981	218,633
Culiacán	53,260	38,728	36,791	65,530	65,042	259,351
Chihuahua	235,494	192,711	23,618	118,180	25,206	595,209
Durango	41,456	24,733	28,467	88,436	3,227	186,319
Mazatlán	34,672	43,664	42,517	32,521	14,037	167,411
Monterrey	463,838	438,175	452,865	237,839	115,220	1,707,937
Reynosa	232,490	191,144	22,219	12,035	11,250	469,138
San Luis Potosí	41,818	225,458	225,147	19,842	2,515	514,780
Tampico	79,070	131,238	147,280	15,919	18,501	392,008
Torreón	42,226	27,634	19,439	21,116	65,086	175,501
Zacatecas	36,077	10,937	41,271	7,812	32,076	128,173
Zihuatanejo	133,131	78,570	29,562	29,650	130,397	401,310
Total	1,749,515	1,678,096	1,276,181	784,488	514,349	6,002,629

(1)	In pesos with purchasing power as of December 2018.

The following table sets forth our current committed investments under our master development programs by category for 2016 through 2020:

Committed Investments Under Master Development Programs by

Category for 2016 through 2020 (1)

	For the Year Ended December 31,
						Total
	2016	2017	2018	2019	2020	2016 - 2020
	(in thousands of pesos)
Capacity and quality projects Terminals	803,834	1,165,596	781,287	362,119	176,754	3,289,591
Projects to meet ICAO directives	80,022	90,447	28,060	16,707	9,844	225,079
Facilities for disabled passengers	6,637	5,005	1,479	3,478	660	17,260
Environmental projects	38,755	8,686	5,118	3,591	1,824	57,975
Projects requested by competent authorities	5,735	1,240	20,636	33,217	—	60,827
Runways and aprons	92,013	63,752	16,808	12,681	4,718	189,973
Machinery and equipment	187,096	87,437	146,459	157,422	121,191	699,604
Operative standards equipment	205,197	113,317	93,568	117,756	45,490	575,329
Security — investments	105,736	40,815	19,846	19,904	13,198	199,499
Information systems — investments	45,268	47,310	33,198	44,304	27,920	198,000
Baggage-screening system — investments	99,714	38,535	108,116	8,260	3,713	258,338
Other	79,508	15,956	21,606	5,049	109,036	231,154
Total	1,749,515	1,678,096	1,276,181	784,488	514,349	6,002,629

(1)	In pesos with purchasing power as of December 2018.

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

The following table sets forth our actual capital expenditures, including capital expenditures made pursuant to our master development programs and other strategic capital expenditures by airport for 2016 through 2018:

Actual Capital Expenditures by Airport for 2016 through 2018

	For the Year Ended December 31,
	2016	2017	2018
	(in thousands of pesos)
Acapulco	77,069	372,253	279,099
Ciudad Juárez	10,005	33,404	9,096
Culiacán	9,896	44,389	34,035
Chihuahua	16,202	122,448	141,908
Durango	4,478	19,991	13,788
Mazatlán	19,632	30,222	31,306
Monterrey	98,585	505,445	282,514
Reynosa	23,944	127,353	153,562
San Luis Potosí	24,553	108,757	231,726
Tampico	32,157	46,742	26,169
Torreón	5,834	20,017	19,990
Zacatecas	7,789	19,174	9,656
Zihuatanejo	25,822	28,138	13,587
Other	173,427	103,626	67,927
Total	529,393	1,581,959	1,314,363

The following table sets forth our actual capital expenditures by category across all of our airports for 2016, 2017 and 2018:

Actual Capital Expenditures by Category for 2016 through 2018

	For the Year Ended
	December 31,
	2016	2017	2018
	(in thousands of pesos)
Capacity and quality project	140,989	882,289	961,580
Projects to meet ICAO directives	13,412	113,561	71,813
Facilities for disabled passengers	820	628	7,289
Environmental projects	6,616	12,429	6,655
Projects requested by competent authorities	2,283	8,216	4,126
Runways and aprons	307,768	313,707	174,746
Machinery and equipment	12,552	1,735	—
Operative standards equipment	11,657	2,863	—
Security — investments	19,669	78,735	25,804
Information systems — investments	7,287	27,309	6,074
Baggage-screening system — investments	5,565	58,545	43,738
Other	775	81,942	12,538
Total	529,393	1,581,959	1,314,363

For the year ended December 31, 2018, our capital expenditures totaled Ps.1,314,363 thousand. 2018 was the third year of the 2016-2020 Master Development Program, and we continue implementing all of the projects to which we committed at the end of 2015.  As a result, our capital expenditures for 2018 were dedicated primarily to our committed investments pursuant to our master development programs.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Uses of Capital” for a further discussion on our actual expenditures made during 2016, 2017 and 2018 and their classification in our consolidated financial statements for such periods.

Our capital expenditures from 2016 through 2018 were allocated to the following types of investments at the majority of our airports:

•

Terminals.  We started the construction of two new terminal buildings and four building expansions, two of which projects were completed in 2018. We also improved our airports’ terminals by, among others, updating our lighting and air conditioning systems, replacing our fire detection and suppression equipment, installing new elevators and escalators and upgrading our public information systems. We also finished the design for the terminal building improvements of the Zihuatanejo airport and construction is expected to commence in 2019.

•

Paved surfaces.  We performed major rehabilitation work on our runways, taxiways and service roads to meet ICAO standards, including the modernization of our illuminated navigation aid systems to improve the safety of our airports.  We expanded several aircraft aprons for general and commercial aviation, particularly at the Monterrey airport. We also completed construction of a new taxiway at Culiacan airport and two new car rental facilities at the Monterrey and Acapulco airports.

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

•

OMA‑VYNMSA Industrial Park at the Monterrey airport.  We continued with the expansion of our OMA‑VYNMSA industrial park located at the Monterrey airport. As of December 31, 2018 we had a total construction of 7 warehouses with a total leasable area of 45,254 square meters (487,110-square-feet), of which 6 warehouses have already been leased and are currently in operation. The current total leased area of the industrial park is 40,254 square meters (433,290-square-feet) with lease terms ranging from 40 to 84 months. As of the date of this report, we have one warehouse and a 4,080 square-meter (43,917 square-feet) expansion under construction. One of our existing warehouses and the warehouse under construction are already in process of commercialization.

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

According to figures published by the Mexican Bureau of Civil Aviation, our total aviation passenger traffic accounted for approximately 14.5% of all arriving and departing total aviation passengers in Mexico in 2018.

In 2018, we recorded revenues of Ps.7,907,054 thousand (U.S.$402,259 thousand) and consolidated net income of Ps.2,864 thousand (U.S.$145,711 thousand), the sum of our aeronautical and non‑aeronautical revenues was Ps.6,765,549 thousand (U.S.$344,187 thousand) and our airports handled approximately 21.6 million terminal passengers, an increase of 9.7% with respect to the 19.7 million terminal passengers handled in 2017.

Our airports serve several major international routes, including Monterrey‑Houston, Monterrey‑Dallas, Monterrey‑Atlanta, Monterrey‑Detroit, Monterrey-Chicago, San Luis Potosí-Dallas, Mazatlán‑Los Angeles and Zihuatanejo‑Los Angeles.  Our airports also serve several other major international destinations, including Houston, Dallas, Los Angeles, Chicago, Atlanta, Detroit, Las Vegas, Phoenix, Minneapolis, and San Antonio in the United States, Panama City, Havana, Cuba, Seoul, South Korea, and Punta Cana, Dominican Republic.  In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada.  Our airports also serve major domestic routes, including Monterrey‑Mexico City, which was the country’s busiest domestic route in 2018, with approximately 3.6 million total passengers (including passengers flying directly to the nearby airport of Toluca, which are counted together with those flying to Mexico City), according to the Mexican Bureau of Civil Aviation.  Other major domestic routes served by our airports include Cancún‑Monterrey, Tijuana-Culiacán  and Guadalajara‑Monterrey, with approximately 1,322,307, 844,697 and 815,707 total passengers, respectively, in 2018, according to the Mexican Bureau of Civil Aviation.

Our international traffic in 2018 increased by 4.4% compared to 2017, principally as a result of Aeroméxico’s new Monterrey-Detroit route, VivaAerobus’ new Monterrey-Los Angeles route, and due to new charter routes that started flying during 2018.

Monterrey and its metropolitan area is the third largest city in Mexico based on population, with a population of approximately 4.5 million. Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s eighth largest state based on population.  It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities.  Business travelers account for a substantial portion of passengers at the Monterrey airport.  The airport is our leading airport based on passenger traffic volume, air traffic movements and contribution to revenues and ranked as the fourth busiest airport in Mexico based on passenger traffic volume in 2018, according to data published by the Mexican Bureau of Civil Aviation.  In 2018, our Monterrey airport accounted for approximately 49.8% of our terminal passenger traffic, 42.1% of our total revenues and 45.8% of the sum of our aeronautical and non‑aeronautical revenues.

Three of our airports, Acapulco, Mazatlán and Zihuatanejo, serve popular Mexican tourist destinations.  Acapulco is Mexico’s 24th largest tourist destination, Mazatlán is the 18th and Zihuatanejo is the 32nd, based on the number of international visitors in 2018 according to the Mexican Bureau of Civil Aviation.  Acapulco is a principal port of call for cruise ships. In 2018, the Acapulco, Mazatlán and Zihuatanejo airports collectively accounted for 10.9% of our aggregate terminal passengers, 13.3% of our total revenues and 10.8% of the sum of our aeronautical and non‑aeronautical revenues.

Seven of our airports serve small and mid‑sized cities that are important regional centers of economic activity, with such diverse economic activities as mining (the Durango and Zacatecas airports), maquiladora manufacturing (the Chihuahua and Torreón airports), petroleum and chemical production (the Tampico airport), agriculture and livestock (the Culiacán airport) and transportation and logistics (the San Luis Potosí airport).  In 2018, these seven regional airports collectively accounted for 30.8% of our aggregate terminal passengers, 29.8% of our total revenues and 27.8% of the sum of our aeronautical and non‑aeronautical revenues.

The remaining two airports in the group, the Ciudad Juárez and Reynosa airports, serve cities situated along the border of Mexico and the United States.  Both Ciudad Juárez and Reynosa are popular entry points to the United States.  In 2018, the Ciudad Juárez and Reynosa airports collectively accounted for 8.5% of our aggregate terminal passengers, 8.0% of our total revenues and 7.1% of the sum of our aeronautical and non‑aeronautical revenues.

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

In November 2012, as part of our diversification activities, we signed a strategic alliance agreement with VYNMSA Desarrollo Inmobiliario, S.A. de C.V. (“VYNMSA”), to build and operate an industrial park at the Monterrey airport.  As part of this strategic alliance, 32.4 hectares (0.13 square miles) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park. The industrial park was inaugurated on March 20, 2015, and as of December 2018 had a total construction of 7 warehouses with a total leasable area of 45,254 square meters (487,110-square-feet), of which 6 warehouses have already been leased and are currently in operation. The current total leased area of the industrial park is 40,254 square meters (433,290-square-feet) with lease terms ranging from 40 to 84 months.

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

The following table provides summary data for each of our 13 airports for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016						2017						2018
					Aeronautical						Aeronautical						Aeronautical
			Sum of		and Non-				Sum of		and Non-				Sum of		and Non-
			Aeronautical		Aeronautical				Aeronautical		Aeronautical				Aeronautical		Aeronautical
			and		Revenues				and		Revenues per				and		Revenues
	Terminal		Non-Aeronautical		per Terminal		Terminal		Non-Aeronautical		Terminal		Terminal		Non-Aeronautical		per Terminal
	Passengers		Revenues (1)		Passenger(2)		Passengers		Revenues(1)		Passenger (2)		Passengers		Revenues(1)		Passenger (2)
	(Number		(in millions				(Number		(in millions				(Number		(in millions		(in pesos)
Airport	in millions)%		of pesos)%		(pesos)		in millions)%		of pesos)%		(pesos)		in millions)%		of pesos)%
Metropolitan destination:
Monterrey	9.2	48.9%	2,359.8	49.3%	257.1		9.8	49.7%	2,593.7	49.1%	265.4		10.7	49.8%	3,097.4	50.1%	288.6
Total metropolitan destination	9.2	48.9%	2,359.8	49.3%	257.1	(3)	9.8	49.7%	2,593.7	49.1%	265.4	(3)	10.7	49.8%	3,097.4	50.1%	288.6
Tourist destinations:
Acapulco	0.7	3.8%	179.7	3.8%	250.1		0.7	3.5%	192.5	3.7%	281.0		0.7	3.4%	216.9	3.5%	293.5
Mazatlán	1.0	5.2%	268.4	5.6%	275.7		1.0	5.1%	297.3	5.6%	299.0		1.0	4.9%	322.9	5.2%	310.9
Zihuatanejo	0.6	3.0%	167.4	3.5%	300.3		0.6	3.0%	194.9	3.7%	325.9		0.6	2.6%	190.5	3.1%	336.3
Total tourist destinations	2.3	12.0%	615.5	12.9%	273.6	(3)	2.3	11.6%	684.7	13.0%	300.7	(3)	2.3	10.9%	730.3	11.8%	311.6
Regional destinations:
Chihuahua	1.3	7.0%	321.3	6.7%	246.0		1.4	7.2%	361.5	6.9%	256.5		1.6	7.2%	420.9	6.8%	270.4
Culiacán	1.7	9.2%	399.4	8.3%	231.3		1.9	9.7%	462.7	8.8%	242.3		2.3	10.5%	596.9	9.6%	262.8
Durango	0.4	2.3%	109.6	2.3%	258.2		0.4	2.0%	111.9	2.1%	282.8		0.4	1.9%	123.1	2.0%	293.9
San Luis Potosí	0.5	2.7%	154.0	3.2%	305.4		0.6	2.8%	174.4	3.3%	315.2		0.6	2.9%	197.3	3.2%	314.9
Tampico	0.7	3.8%	185.1	3.9%	258.0		0.7	3.6%	197.4	3.7%	275.2		0.7	3.4%	217.4	3.5%	295.1
Torreón	0.7	3.4%	171.3	3.6%	264.9		0.6	3.1%	178.6	3.4%	288.6		0.7	3.2%	207.1	3.3%	303.8
Zacatecas	0.3	1.8%	97.7	2.0%	284.8		0.3	1.8%	107.3	2.0%	307.1		0.4	1.7%	117.6	1.9%	320.4
Total regional destinations	5.6	30.2%	1,438.4	30.0%	253.7	(3)	5.9	30.2%	1,593.8	30.2%	267.7	(3)	6.7	30.8%	1,880.3	30.3%	282.4
Border destinations:
Ciudad Juárez	1.1	5.9%	242.4	5.1%	219.8		1.2	6.0%	285.6	5.4%	243.4		1.4	6.3%	356.2	5.8%	261.1
Reynosa	0.6	3.0%	127.7	2.7%	226.4		0.5	2.5%	119.4	2.3%	245.8		0.5	2.2%	121.7	2.0%	260.6
Total border destinations	1.7	8.9%	370.1	7.8%	222.0	(3)	1.7	8.5%	405.0	7.7%	244.1	(3)	1.9	8.5%	477.9	7.8%	261.0
Sum of aeronautical and non-aeronautical revenues(1)	18.8	100%	4,783.8	100.0%	254.9	(3)	19.7	100.0%	5,277.3	100.0%	268.4	(3)	21.6	100.0%	6,185.8	100.0%	286.8

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

(3)	Revenues per terminal passenger are calculated by dividing total revenues for each airport by the number of terminal passengers for each airport. The result has been rounded to the decimal.

(4)	Represents average total revenues per terminal passenger for the applicable airports.

See Note 26 to our consolidated financial statements for further information by segment.  The Company’s reportable segments under IFRS include its airports, the Terminal 2 NH Collection Hotel, the Hilton Garden Inn Hotel and the OMA-VYNMSA Industrial Park, individually, and information about our holding company and service companies has been combined in the “other segments” line item, as they represent other business activities and are segments that are not required to be reported separately.  For purposes of analysis, segments are comprised of our two hotels and thirteen individual airports, which have been grouped into four different regions according to their location:  metropolitan, tourist, regional and border airports.

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the maximum‑rate price regulation system applicable to our airports.  In 2016, 2017 and 2018, aeronautical services revenues represented approximately 69.8%, 61.0% and 65.0%, respectively, of our total revenues and 74.4%, 74.9% and 76.0%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

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

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers) called the Tarifa de Uso de Aeropuerto.  We do not collect passenger charges from arriving passengers.  Passenger charges are included in the cost of a passenger’s ticket and we issue invoices for those charges to each airline on a weekly basis and record an account receivable for the invoice corresponding to a flight during the actual month of the flight.

The current agreements between our airports and our principal airline customers provide that payments for passenger charges will be between 30 and 60 days after the invoice delivery date.  In 2018, the weighted average term of payment was 42 days.

International passenger charges are currently U.S. dollar‑denominated but are collected in pesos based on the average exchange rate during the month prior to the flight, and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.  Domestic passenger charges are peso‑denominated.  In 2016, 2017 and 2018, passenger charges represented approximately 84.9%, 85.7% and 86.5%, respectively, of our aeronautical services revenues, 59.4%, 52.2% and 56.2%, respectively, of our total revenues and 63.2%, 64.2% and 65.7%, respectively, of the sum of aeronautical and non‑aeronautical revenues.  Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from all carriers including cargo carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services.  Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client.  In 2016, 2017 and 2018, these charges represented approximately 4.3%, 4.1% and 4.0%, respectively, of our aeronautical services revenues, 3.0%, 2.5% and 2.6%, respectively, of our total revenues and 3.2%, 3.1% and 3.0%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

Aircraft Parking, Boarding and Unloading Charges and Aircraft Long-Term Parking Charges

We collect various charges from all carriers including cargo carriers for the use of our facilities by their aircraft and passengers after landing.  We collect aircraft parking charges based on the time an aircraft is at an airport’s gate or parking position.  Each of these charges varies based on the time of day or night that the relevant service is provided (with higher fees generally charged during peak usage periods and at night), the aircraft’s maximum takeoff weight, the origin and destination of the flight and whether the service is domestic or international.  We collect aircraft parking charges the entire time an aircraft is on our aprons.

We collect charges from carriers for the long‑term use of facilities at our airports for aircraft long‑term parking that does not involve the loading or unloading of passengers or cargo.  These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and whether the service is domestic or international.  Together with our aircraft parking, boarding and unloading charges described above, in 2016, 2017 and 2018, these charges represented approximately 3.9%, 3.5% and 3.4%, respectively, of our aeronautical services revenues, 2.7%, 2.1% and 2.2%, respectively, of our total revenues and 2.9%, 2.6% and 2.5%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles.  These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client.  In 2016, 2017 and 2018, these charges represented approximately 1.1%, 1.0% and 0.9%, respectively, of our aeronautical services revenues, 0.7%, 0.6% and 0.6%, respectively, of our total revenues and 0.8%, 0.8% and 0.7%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x‑ray equipment, metal detectors and other security equipment and personnel.  These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight.  Independent subcontractors provide airport security services at our airports.  In 2016, 2017 and 2018, these charges represented approximately 1.0%, 1.1% and 1.1%, respectively, of our aeronautical services revenues, 0.7%, 0.7% and 0.7%, respectively, of our total revenues and 0.7%, 0.8% and 0.8%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

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

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked‑baggage screening system since March 1, 2012. In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  On May 1, 2014 and July 1, 2016, the Mexican Bureau of Civil Aviation published mandatory circulars CO SA‑17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus become subject to potential liability, if Mexican law changes in the future. Revenues derived from checked baggage screening are classified as non-aeronautical revenues see “Item 4. Information on the Company—Our Sources of Revenue.”

Complementary Service Providers

At each of our airports, we earn revenues from charging access and other fees from third‑party providers, ramp‑handling and baggage‑handling services, catering services, aircraft security, providers of aircraft maintenance and repair and fuel.  These access fees are included in the revenues that are regulated under our maximum‑rate price regulation system and are determined for each third‑party service provider based on a percentage of their total revenues.  We currently maintain contracts with 56 companies that provide the majority of these complementary services at our 13 airports.

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services.  If any service providers were to halt operations at any of our airports, we could be required to seek a new provider of these services or to provide these services ourselves.

On November 1, 1998, the Company entered into an agreement with the Mexican Airport and Auxiliary Services Agency, pursuant to which the Company granted the agency access to the facilities at the Company’s airports for a nominal fee in order for the Mexican Airport and Auxiliary Services Agency to buy, sell and supply fuel in such facilities. On July 21, 2018, the Mexican Bureau of Civil Aviation published a notice in the Federal Official Gazette clarifying the scope of Transitory Article Nine of the Regulations of the Mexican Airport Law, stating that as of the publication of the Hydrocarbons Law on August 11, 2014, the fuel market was to be considered open so that any interested party can distribute and sell Jet-A fuel. This clarification opens the possibility for third parties complying with the applicable legal requirements to provide fuel distribution and supply services within the airports operated by the Company. The Company is currently analyzing the current scope of these rules.

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

As one of the main parts of our business strategy, we have prioritized increasing our non‑aeronautical revenues, seeking new and improved commercial prices at our airports, as well as the development of the diversification and complementary activities.  As a result of our efforts during the last ten years, our non‑aeronautical revenues have increased as a percentage of our revenues.  In 2008, non‑aeronautical revenues represented 15.0% of our total revenues, while in 2016, 2017 and 2018, non‑aeronautical revenues accounted for approximately 24.0%, 20.4% and 20.6% of our total revenues, respectively.  Non‑aeronautical revenues represented 25.6%, 25.1% and 24.0%  in 2016, 2017 and 2018, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

Revenues from Commercial Activities

As another main part of our business strategy to enhance our non‑aeronautical revenues, we have prioritized increasing our revenues from commercial activities in our airports through the development of new areas and promotion of the commercial services described below.  As a result of our efforts, our revenues from commercial activities increased by 14.0% in 2018 as compared to 2017, primarily as a result of the following initiatives:

•

Expanding and reconfiguring the commercial space available in our airport terminals.  In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase passengers’ exposure to the commercial businesses operating in our airports.  As a result, during the last ten years, we increased the total area available for commercial activity in our 13 airports by approximately 72.3%, and have more than doubled the commercial area in the Monterrey airport.  As of December 31, 2018, the total area available for commercial activity at our 13 airports was 20,084 square meters (216,184 square feet), with an occupancy rate of 99.2%.

•

Renegotiating agreements with terminal tenants to be more consistent with market practice.  We have also improved our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports.  We estimate, based on the nature of our tenant operations, that approximately 56.0% of our commercial space is suitable for royalty‑based leasing arrangements.  As of December 31, 2018, substantially all of the eligible contracts were represented by royalty‑based leasing arrangements.

•

Improving the quality of retail offerings in our airports.  Historically, commercial tenants in our terminals consisted of small, often similar, local businesses offering goods and services of limited variety.  We have leased redesigned space formerly occupied by such tenants, as well as newly available space, to more established, internationally recognized businesses in order to improve the quality, diversity and brand recognition of commercial goods and services available to our passengers, which we believe, based in part on market surveys conducted at several of our airports, will increase the sales revenues of our commercial tenants, thereby increasing our revenues from commercial activities.  As a result, our food and beverage service tenants currently offer internationally recognized brands such as Starbucks, Chili’s, Carl’s Jr, Johnny Rockets, Cinnabon, Denny’s, Krispy Kreme, Urban Corner, Gastro Hub and Maison Kayser.  In order to promote commercial development at all of our airports, we encourage commercial tenants to lease bundles of commercial spaces among multiple airports that we operate.

•

Providing timely commercial information. We work on a daily basis to improve our commercial communication, mostly via our web site.  We believe that good communication is the best method to promote our commercial services. We advertise current deals and new commercial services and, in some cases, we offer seasonal deals in coordination with our tenants.

•

Improving travel experience.  Our commercial team works together with our operational team, airline clients and commercial tenants to devise customer‑oriented solutions to deliver a better experience for all our passengers.

Commercial activities in each of our airports currently consist of the following:

•

Parking facilities.    Our concessions provide us the right to operate the car parking facilities at all of our airports.  Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they are subject to the regulatory oversight of the Ministry of Communications and Transportation. In 2018, we opened new passenger parking facilities at the Reynosa airport, with 97 spaces for long-term stays.  This additional capacity benefits our customers by offering more comfortable facilities.

•

Advertising.    On October 4, 2018 , we signed a new lease and advertising services agreement with ISA Corporativo, SA de CV (“ISA”), effective as of October 4, 2018 through December 31, 2025, as part of our initiative to modernize advertising services and increase revenues from this line of business.  This contract replaced the contract that we had with SSL Digital, SA de CV (“SSL”), which was rescinded on December 3, 2017.

•

Retail and duty free.  We have completed several renovation projects as part of our overall effort (described above) to improve the product mix and brand recognition of retail stores in the commercial areas at our airports.  Our retailer tenants currently offer such internationally recognized product brands as Hermès, Tous, Mont Blanc, Swatch, Christian Dior, Lancôme, L’Oréal, Swarovski, Lacoste, Cartier, Bulgari, Hugo Boss and TUMI.  We also have several duty‑free retailers that cater to international passengers.

•

Food and beverage services.  Through the years, we have upgraded our restaurant and bar offerings, which has allowed us to attract world‑class operators of food and beverage outlets offering a wide variety of cuisine options and service concepts.

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

•

VIP Lounges.  We lease space for the OMA Premium Lounge in the Monterrey, Mazatlán, Culiacán,Chihuahua, Acapulco and San Luis Potosí airports and for the American Express‑Centurion VIP Lounge and CitiBanamex Beyond Lounge in the Monterrey airport, which provide their frequent flyers a luxury waiting lounge with comfortable seating, internet service, television and free newspapers, among other amenities.

Revenues from Diversification Activities

To enhance our non‑aeronautical revenues, we also focus our business strategy on generating new services and products to diversify our revenue sources, such as hotel services, air cargo logistics services and real estate services.  We develop land not intended for aeronautical purposes at our airports for industrial, logistical or commercial uses that are directly or indirectly related to airport activities in order to strengthen the airports’ role as focal points of economic development in the cities where they are located.  As a result of our efforts, our revenues from diversification activities increased by 8.4% in 2018 as compared to 2017, primarily as a result of the following initiatives:

•

Developments at Mexico City International Airport.  In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287‑room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease agreement with Mexico City International Airport that expires in 2029.  A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%.  The Terminal 2 NH Collection Hotel opened in August 2009.  For the year ended December 31, 2018, total revenues amounted to Ps.246,065 thousand and annual average occupancy during such period was 83.5%.  In 2018, the annual average rate per room was Ps.2,293 thousand.

•

Hotel at Monterrey Airport.    In July 2013, we partnered with Grupo Hotelero Santa Fe, a Mexican hospitality investment and operating company, to develop and operate a 134‑room hotel at the Monterrey airport under the Hilton Garden Inn brand. We own 85% of Consorcio Grupo Hotelero de Monterrey, S.A.P.I. de C.V. and Grupo Hotelero Santa Fe holds the remaining 15%.  The Hilton Garden Inn at the Monterrey airport includes a restaurant and bar, business centers and a fitness center and is easily accessible from Terminals A and B of the airport.  As of December 31, 2018, the net investment in the construction of the hotel was Ps.254,551 thousand. For the year ended December 31, 2018, total revenues amounted to Ps.100,051 thousand, and annual average occupancy during such period was 77.6%.  In 2018, the annual average rate per room was Ps.2,175 thousand.

•

OMA Carga Operations.    We operate four bonded warehouses that provide cargo logistics services, which include storage, handling, custody maneuvers, loading and unloading, and x‑ray screening of exports, among other services. Two bonded warehouses operate at the Monterrey airport, one operates at the Ciudad Juárez airport and the other at the Chihuahua airport.  Total revenues from OMA Carga Operations increased by 16.0% to Ps.177,396 thousand, in comparison to revenues from 2017.  This increase resulted from a greater volume of imports and exports through our bonded warehouses.

•

Shopping Center and Office Plaza.  Located in the outside areas of Terminal A of the Monterrey airport, the shopping center and office plaza consists of a two‑story building with commercial space on the lower level and office space for rent on the upper level.

•	Office Center for Cargo Logistics Agents. Leasing of 1,045 square meters (11,248 square feet) of space at the Monterrey airport with an occupancy rate of 97.3% as of December 31, 2018.
•

Gasoline Service Station at Monterrey Airport.  In December 2012, a gasoline service station within the Monterrey airport began operations.  The 2,500 square meters (26,910 square feet) of land on which the service station is located is identified for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Pemex Refining, for a renewable term of 15 years.  Grupo ORSAN is responsible for the operation of and all investments in the service station.  In 2018, the leasing of this land to Grupo ORSAN generated revenues of Ps.2,827 thousand.

•

Strategic Alliance with VYNMSA.    In November 2012, we, through our subsidiary OMA Logística, signed a strategic alliance agreement with VYNMSA, to build and operate an industrial park at the Monterrey airport, through the company OMA-VYNMSA Aero Industrial Park, S.A. de C.V. (in which OMA Logística has a 51% ownership interest and VYNMSA has a 49% ownership interest).  As part of this strategic alliance, 32.4 hectares (0.13 square miles) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park.  The industrial park was inaugurated on March 20, 2015, and as of December 2018 had a total construction of 7 warehouses with a total leasable area of 45,254 square meters (487,110-square-feet), of which 6 warehouses have already been leased and are currently in operation. The current total leased area of the industrial park is 40,254 square meters (433,290-square-feet) with lease terms ranging from 40 to 84 months.

Revenues from Complementary Activities

Our complementary activities generated 16.1% of our non‑aeronautical revenues in 2018.  These include:

•

Leasing of space.    Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified as non‑regulated commercial activities.

•

Baggage‑Screening Services.    The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006 and all domestic commercial flights as of July 2006 to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate our airline customers’ compliance with the baggage‑screening guidelines.  We negotiated an increase to maximum rates as of 2013 with the Mexican Bureau of Civil Aviation to take into account the maintenance costs of baggage‑screening systems in all of our airports required by mandatory circulars CO SA‑17.2/10 R3 and CO SA-17.9/16.  Our subsidiary Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked‑baggage screening systems at our airports since March 1, 2012.  In 2018, our revenues from the operation of checked‑baggage screening system service, which are not subject to maximum rates, amounted to Ps.153,192 thousand.

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

Our Airports

In 2016, 2017 and 2018, our airports served a total of approximately 18.8 million, 19.7 million and 21.6 million terminal passengers, respectively.  All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table sets forth the percentage of terminal passenger traffic generated at our airports per type of destination during 2016, 2017 and 2018:

	Percentage of Total Passenger Traffic
Type of Destination	2016	2017	2018
Metropolitan (Monterrey)	48.9%	49.7%	49.8%
Tourist (Acapulco, Mazatlán and Zihuatanejo)	12.0%	11.6%	10.9%
Border (Ciudad Juárez and Reynosa)	8.9%	8.5%	8.5%
Regional (Culiacán, Chihuahua, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas)	30.2%	30.2%	30.8%

The following tables set forth the passenger traffic volume presented in amounts of (i) total passengers, (ii) terminal departing and arriving passengers and (iii) transit passengers, for each of our airports for the periods indicated:

Passenger Traffic

	For the Year Ended December 31,
	2014			2015			2016			2017			2018
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	631,570	14,319	645,889	730,382	5,420	735,802	718,493	5,478	723,971	685,124	5,198	690,322	739,120	15,340	754,460
Ciudad Juárez	769,029	12,769	781,798	863,760	13,153	876,913	1,102,855	19,262	1,122,117	1,173,135	7,846	1,180,981	1,364,028	9,725	1,373,753
Culiacán	1,307,717	24,045	1,331,762	1,432,315	4,930	1,437,245	1,726,654	12,227	1,738,881	1,909,651	14,480	1,924,131	2,270,834	10,477	2,281,311
Chihuahua	961,538	22,128	983,666	1,110,513	23,631	1,134,144	1,305,961	31,791	1,337,752	1,409,579	16,762	1,426,341	1,556,770	11,788	1,568,558
Durango	255,937	2,957	258,894	315,835	5,174	321,009	424,415	7,817	432,232	395,905	3,442	399,347	418,914	2,711	421,625
Mazatlán	789,234	19,100	808,334	853,409	17,176	870,585	973,440	35,656	1,009,096	994,283	22,085	1,016,368	1,038,555	14,220	1,052,775
Monterrey	7,128,531	28,686	7,157,217	8,461,917	60,260	8,522,177	9,178,533	18,608	9,197,141	9,771,630	28,232	9,799,862	10,733,186	36,620	10,769,806
Reynosa	472,027	957	472,984	507,186	838	508,024	563,952	545	564,497	485,727	288	486,015	466,934	158	467,092
San Luis Potosí	373,986	4,265	378,251	444,469	1,596	446,065	504,313	1,467	505,780	553,353	1,639	554,992	626,512	2,282	628,794
Tampico	688,893	15,979	704,872	763,744	9,747	773,491	717,599	8,685	726,284	717,342	4,199	721,541	736,627	2,638	739,265
Torreón	523,783	6,629	530,412	556,449	7,168	563,617	646,898	9,123	656,021	618,930	4,191	623,121	681,551	5,164	686,715
Zacatecas	284,625	1,656	286,281	320,065	2,817	322,882	343,136	2,802	345,938	349,453	1,470	350,923	366,871	2,639	369,510
Zihuatanejo	508,065	6,727	514,792	562,099	6,156	568,255	557,389	5,835	563,224	597,902	2,068	599,970	566,497	1,331	567,828
Total	14,694,935	160,217	14,855,152	16,922,143	158,066	17,080,209	18,763,638	159,296	18,922,934	19,662,014	111,900	19,773,914	21,566,399	115,093	21,681,492

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).

(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	For the Year Ended December 31,
	2014			2015			2016			2017			2018
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	274,886	40,702	315,588	329,383	39,643	369,026	323,773	40,745	364,518	305,337	41,326	346,663	327,220	43,948	371,168
Ciudad Juárez	373,338	469	373,807	422,071	439	422,510	533,229	4,233	537,462	573,739	2,244	575,983	668,369	3,927	672,296
Culiacán	649,647	16,963	666,610	705,913	15,757	721,670	850,046	20,723	870,769	940,889	22,723	963,612	1,118,311	25,413	1,143,724
Chihuahua	424,021	55,237	479,258	488,509	66,048	554,557	587,020	64,486	651,506	638,836	65,574	704,410	701,064	72,745	773,809
Durango	110,107	16,470	126,577	139,890	16,113	156,003	181,066	30,084	211,150	161,252	36,228	197,480	171,650	37,542	209,192
Mazatlán	259,659	137,412	397,071	282,542	145,994	428,536	341,246	145,987	487,233	341,616	157,267	498,883	363,086	157,710	520,796
Monterrey	2,999,728	556,128	3,555,856	3,518,133	691,649	4,209,782	3,908,835	661,811	4,570,646	4,193,276	674,556	4,867,832	4,612,687	728,440	5,341,127
Reynosa	229,420	265	229,685	245,030	189	245,219	270,902	244	271,146	234,880	3,210	238,090	225,614	3,354	228,968
San Luis Potosí	121,913	63,540	185,453	144,976	75,117	220,093	167,369	83,748	251,117	185,349	91,558	276,907	207,879	104,717	312,596
Tampico	314,875	31,015	345,890	345,185	30,284	375,469	333,111	27,728	360,839	332,405	28,354	360,759	333,706	37,904	371,610
Torreón	235,919	27,218	263,137	253,366	27,594	280,960	291,377	35,472	326,849	277,275	37,673	314,948	299,449	43,274	342,723
Zacatecas	91,071	52,829	143,900	100,021	61,219	161,240	106,950	65,909	172,859	104,028	71,578	175,606	107,399	76,809	184,208
Zihuatanejo	142,767	108,393	251,160	159,121	119,679	278,800	159,999	116,872	276,871	177,623	121,440	299,063	167,886	116,800	284,686
Total	6,227,351	1,106,641	7,333,992	7,134,140	1,289,725	8,423,865	8,054,923	1,298,042	9,352,965	8,466,505	1,353,731	9,820,236	9,304,320	1,452,583	10,756,903

	For the Year Ended December 31,
	2014			2015			2016			2017			2018
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Acapulco	301,156	14,826	315,982	348,315	13,041	361,356	340,645	13,330	353,975	326,492	11,969	338,461	354,367	13,585	367,952
Ciudad Juárez	394,633	589	395,222	440,887	363	441,250	561,086	4,307	565,393	596,586	566	597,152	691,262	470	691,732
Culiacán	640,686	421	641,107	710,359	286	710,645	849,603	6,282	855,885	939,409	6,630	946,039	1,123,022	4,088	1,127,110
Chihuahua	443,627	38,653	482,280	509,752	46,204	555,956	610,388	44,067	654,455	659,426	45,743	705,169	734,964	47,997	782,961
Durango	120,603	8,757	129,360	153,140	6,692	159,832	194,669	18,596	213,265	177,219	21,206	198,425	191,524	18,198	209,722
Mazatlán	271,600	120,563	392,163	291,938	132,935	424,873	353,629	132,578	486,207	353,920	141,480	495,400	375,957	141,802	517,759
Monterrey	3,093,287	479,388	3,572,675	3,626,723	625,412	4,252,135	4,008,793	599,094	4,607,887	4,308,480	595,318	4,903,798	4,788,705	603,354	5,392,059
Reynosa	241,890	452	242,342	261,644	323	261,967	292,452	354	292,806	247,231	406	247,637	237,689	277	237,966
San Luis Potosí	140,521	48,012	188,533	169,231	55,145	224,376	190,596	62,600	253,196	210,794	65,652	276,446	243,290	70,626	313,916
Tampico	326,042	16,961	343,003	372,402	15,873	388,275	341,655	15,105	356,760	341,321	15,262	356,583	349,805	15,212	365,017
Torreón	233,710	26,936	260,646	248,776	26,713	275,489	300,763	19,286	320,049	286,981	17,001	303,982	322,643	16,185	338,828
Zacatecas	99,187	41,538	140,725	109,894	48,931	158,825	116,216	54,061	170,277	117,174	56,673	173,847	121,675	60,988	182,663
Zihuatanejo	157,268	99,637	256,905	173,799	109,500	283,299	172,528	107,990	280,518	188,412	110,427	298,839	177,154	104,657	281,811
Total	6,464,210	896,733	7,360,943	7,416,860	1,081,418	8,498,278	8,333,023	1,077,650	9,410,673	8,753,445	1,088,333	9,841,778	9,712,057	1,097,439	10,809,496

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2018:

Capacity(1) by Airport(2)

	Peak Air Traffic
	Movements per	Runway	% Capacity
Airport	Hour	Capacity(3)	Used
Acapulco	6	40	15.0
Ciudad Juárez	7	20	35.0
Culiacán	8	24	33.3
Chihuahua	9	40	22.5
Durango	4	40	10.0
Mazatlán	9	22	40.9
Monterrey	26	38	68.4
Reynosa	4	18	22.2
San Luis Potosí	6	20	30.0
Tampico	5	22	22.7
Torreón	6	20	30.0
Zacatecas	3	20	15.0
Zihuatanejo	7	20	35.0

(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2018 figures.
(3)	Air traffic movements per hour.

The following table sets forth the terminal capacity of each of our airports as of December 31, 2018:

Capacity(1) by Airport(2)

	Peak Passenger
	Traffic Movements	Terminal	% Capacity
Airport	per Hour	Capacity(3)	Used
Acapulco	528	967	54.6
Ciudad Juárez	777	621	125.1
Culiacán	1,047	938	111.7
Chihuahua	959	795	120.6
Durango	291	482	60.4
Mazatlán	990	1,532	64.6
Monterrey Terminal A	1,494	2,091	71.4
Monterrey Terminal B	932	1,469	63.4
Monterrey Terminal C	1,413	1,168	121.0
Reynosa	500	326	153.4
San Luis Potosí	424	869	48.8
Tampico	502	683	73.5
Torreón	461	545	84.6
Zacatecas	398	571	69.7
Zihuatanejo	705	945	74.6

(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2018 figures.
(3)	Passenger traffic during peak hours.

The following table sets forth the air traffic movements for each of our airports for the periods indicated:

Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
Acapulco	24,616	24,452	23,831	22,838	24,151
Ciudad Juárez	13,750	13,699	18,415	16,215	18,512
Culiacán	38,848	36,716	38,611	38,018	41,133
Chihuahua	30,462	31,336	33,869	29,361	30,760
Durango	16,660	17,556	17,324	14,559	15,324
Mazatlán	17,082	16,290	19,685	17,424	17,579
Monterrey	102,462	114,428	115,593	110,938	114,564
Reynosa	12,590	11,705	11,146	8,639	7,278
San Luis Potosí	21,780	20,891	21,719	21,605	21,394
Tampico	21,478	20,724	20,401	18,702	18,930
Torreón	16,820	16,587	17,922	14,842	16,863
Zacatecas	8,958	8,987	8,261	6,868	6,903
Zihuatanejo	11,688	11,685	11,584	12,343	11,959
Total	337,194	345,056	358,361	332,352	345,350

(1)	Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
Acapulco	25.7	29.9	30.1	30.0	30.6
Ciudad Juárez	55.9	63.1	59.9	72.3	73.7
Culiacán	33.7	39.0	44.7	50.2	55.2
Chihuahua	31.6	35.4	38.6	48.0	50.6
Durango	15.4	18.0	24.5	27.2	27.3
Mazatlán	46.2	52.4	49.5	57.1	59.1
Monterrey	69.6	73.9	79.4	88.1	93.7
Reynosa	37.5	43.3	50.6	56.2	64.2
San Luis Potosí	17.2	21.3	23.2	25.6	29.3
Tampico	32.1	36.9	35.2	38.4	38.9
Torreón	31.1	33.5	36.1	41.7	40.4
Zacatecas	31.8	35.6	41.5	50.9	53.1
Zihuatanejo	43.5	48.1	48.1	48.4	47.4
Average of all airports	43.6	49.0	52.4	59.2	62.4

(1)	Includes total passengers divided by total air traffic movements.

Air Traffic Movements by Aviation Category(1)

	For the Year Ended December 31,
	2017	2018
Commercial aviation	218,774	233,175
Charter aviation	1,044	1,006
General aviation and other	112,534	111,169
Total	332,352	345,350

(1)	Includes departures and landings for all 13 airports.

Metropolitan Destination

Monterrey International Airport

The Monterrey airport is our most important airport based on passenger traffic (including both domestic and international passengers), air traffic movements and contribution to aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Monterrey airport was the fourth busiest airport in Mexico in 2018 based on commercial and general aviation passenger traffic.  In 2016, 2017 and 2018, it accounted for approximately 48.9%, 49.7% and 49.8%, respectively, of our terminal passenger traffic.

In 2016, 2017 and 2018, a total of 9.2 million, 9.8 million and 10.7 million, terminal passengers, respectively, were served by the Monterrey airport.  Of the terminal passengers in 2016, 86.3% were domestic, and 13.7% were international passengers.  In 2017, 87.0% were domestic, and 13.0% were international passengers.  In 2018, 87.6% were domestic, and 12.4% were international passengers. This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 13 commercial airlines operated at this airport during 2018.  In 2018, airlines operating at this airport served 49 direct destinations, including 32 domestic destinations and 17 international destinations.  In 2018, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Guadalajara, Tijuana, Querétaro, Veracruz, El Bajío, Puerto Vallarta,  Chihuahua, Mérida, Hermosillo, Houston, Dallas, Atlanta, Detroit, Chicago,  Las Vegas, Los Angeles, New York, San Antonio and Panama City.  In 2018, the principal domestic airlines operating at the airport were VivaAerobus, Interjet, Volaris, Aeroméxico Connect, Aeroméxico and Magnicharters.

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

The Monterrey airport operates 24 hours a day.  The airport has two operating runways, one with a length of 3,000 meters (9,842 feet) and the other with a length of 1,800 meters (5,905 feet).  The airport’s runway capacity is 38 air traffic movements per hour.  The airport also has an instrument landing system on runway 29.  The airport occupies a total area of 806.2 hectares (3.11 square miles) and has three commercial passenger terminal buildings (Terminal A, B and C for domestic and international flights) with a total area of approximately 61,520 square meters (662,196 square feet).  The airport has three platforms for commercial aviation operations, one platform for general aviation operations, one platform for air freight operations and eleven taxiways.

The Terminal A building has a total area of approximately 29,269 square meters (315,049 square feet), of which 4,574 square meters (49,234 square feet) is commercial space, a 17‑position apron for commercial aviation, a one‑position apron for air freight, a five‑position apron for general aviation, nine air bridges, an ample boarding lounge for passengers making connections with other flights and other boarding lounges.  Terminal A has 15 boarding gates for international or domestic flights and a public parking facility that accommodates 2,102 vehicles.

The Terminal B building started operations on September 1, 2010, and is used by Aeroméxico, Aeroméxico Connect and Delta.  Terminal B has a total area of approximately 20,568 square meters (221,392 square feet), of which 2,983 square meters (32,109 square feet) is commercial space.  It has two levels plus a mezzanine and includes six air bridges, an 18‑position commercial aviation apron and 14 boarding gates.  Terminal B also has a public parking facility that accommodates 650 vehicles.

The Terminal C building has a total area of approximately 11,683 square meters (125,755 square feet), of which 1,475 square meters (15,877 square feet) is commercial space.  This terminal, which commenced operation at year‑end 2006, is used by the low‑cost carrier VivaAerobus.  Terminal C has eight boarding gates and serves thirteen aircraft positions for commercial aviation.  In January 2012, we concluded the construction of a new modern access to the Terminal C building, more commercial spaces and an additional baggage‑claim area, with a total area of approximately 3,420 square meters (36,812 square feet).  Terminal C has a public parking facility that accommodates 434 vehicles.

The Monterrey airport offers air cargo services for imports and exports and serves as a logistical hub for domestic and international air shipping providers.  Its current infrastructure servicing air cargo operations includes bonded terminal warehouses.  An area of 8,465 square meters (91,117 square feet) has been occupied by United Parcel Service and Federal Express since 2004 and DHL and OMA Carga (which we operate directly) since January 2010. In 2017, OMA Logística (which we operate directly) started operating a bonded warehouse to facilitate customs for cargo operations. The Monterrey airport offers merchandise checkpoint platforms that can service more than 25 trailers, dry, temperature controlled and x-ray facilities, 24/7 surveillance cameras, scales up to 30 tons, parking for 296 vehicles and facilities for Mexican customs officers. Roadways suitable for trailers and cars that serve the terminal are also available.

To allow the future expansion of the Monterrey airport, including its second commercial runway, in 2009, we completed the acquisition of land strategically located adjacent to the Monterrey airport with an aggregate surface area of 777 hectares (3 square miles) for an aggregate price of Ps.1,159,631 thousand (U.S.$88.8 million) (amount expressed in nominal 2009 pesos).  The acquired land is classified in our financial statements as land owned by the Company at its acquisition value, presented as a fixed asset.  On October 1, 2012, we presented a proposal to the Mexican Bureau of Civil Aviation to recover the cost of our investment in the land, meaning that we requested that the Mexican Bureau of Civil Aviation recognize the acquired land as part of our future investment in the Monterrey airport concession included in the airport’s required master development program investments, rather than as a fixed asset that we own.  On December 4, 2012, we received authorization from the Mexican Bureau of Civil Aviation to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 pesos) in investments included in the 2011– 2015 master development program for the Monterrey airport.  Additionally, during the 2011 master development program review, Ps.77,306 thousand was reallocated due to extraordinary adjustment of the Monterrey airport’s maximum rate under its master development program.  We are currently evaluating various possibilities for the recovery of the remaining investment with the Mexican Bureau of Civil Aviation at a cost of Ps.695,759 thousand (amount expressed in nominal 2009 pesos), which was not recognized under the 2016–2020 master development program for the Monterrey airport.  The actual amounts of recovery are adjusted annually based on the Mexican Producer Index (Índice Nacional de Precios Productor).

In September 2018, we completed a 1,200 square-meter (12,917 square-foot) expansion of the passenger waiting area for regional flights of Terminal B at the Monterrey airport. The new expansion increased the regional waiting area by 280%. The project had a total investment of Ps.125 million, and it started operations on September 8, 2018.

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

Tourist Destinations

Acapulco International Airport

The Acapulco airport is our sixth most important airport based on passenger traffic and our eighth most important airport based on aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Acapulco airport was the 24th busiest airport in Mexico in 2018 based on commercial and general aviation passenger traffic.  In 2016, 2017 and 2018, it accounted for approximately 3.8%, 3.5% and 3.4%, respectively, of our terminal passenger traffic.

In 2016, 2017 and 2018, a total of 718,493, 685,124 and 739,120 terminal passengers, respectively, were served by the Acapulco airport.  Of the terminal passengers in 2016, 92.5% were domestic, and 7.5% were international. In 2017, 92.2% were domestic, and 7.8% were international.  In 2018, 92.2% were domestic, and 7.8% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 11 airlines (nine commercial airlines and two charter airlines) operated at this airport during 2018.  In 2018, airlines operating at this airport served ten direct destinations, including six domestic destinations and four international destinations.  In 2018, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Tijuana, Monterrey and Toluca.  In 2018, the principal domestic airlines operating at the airport were Aeroméxico Connect, Interjet, Volaris, Aeromar, VivaAerobus, TAR and Aeroméxico.

The Acapulco airport is located approximately 15 kilometers (9 miles) from the city of Acapulco in the state of Guerrero, which has a population (including its suburbs) of 886,975.  Guerrero is Mexico’s 12th largest state based on population, and the city of Acapulco is one of Mexico’s most recognized tourist destinations, of particular importance as a port of embarkation and disembarkation for cruise ships.  We believe that these cruise ship passengers represent a significant portion of the airport’s terminal passengers.

The Acapulco airport operates 24 hours a day.  The airport has two operating runways and six taxiways.  The principal runway has a length of 3,300 meters (10,827 feet), and the auxiliary runway has a length of 1,700 meters (5,577 feet).  The apron servicing commercial aviation accommodates 15 airplanes, and the general aviation apron accommodates 24 aircrafts.

The runway capacity at the Acapulco airport is 40 air traffic movements per hour.  The airport also has two instrument landing systems for landing in low visibility on runways 10 and 28, which provide precise guidance to assist aircraft during landing.  The airport occupies a total area of 422.2 hectares (1.63 square miles) with a total terminal space of 15,347 square meters (165,194 square feet), of which 1,806 square meters (19,440 square feet) is commercial space.  Besides having the instrument landing system, runways 10 and 28 have approach lights and flashes on both headers.  The Acapulco airport has a public parking facility that accommodates 110 vehicles.

Due to its technical and geographic characteristics, the Acapulco airport is the primary alternate airport of Mexico City.  The length of the airport’s runway as well as its elevation and average temperature makes it possible to operate airplanes at their maximum passenger, freight and fuel capacities.

In May 2018, we inaugurated a new terminal building at Acapulco airport that has an 18,800 square-meter (202,362 square-foot) surface, with three levels and a mezzanine. The new terminal has the capacity to serve 1.3 million passengers per year.  The project had a total investment of Ps.615 million since July 2016.

Mazatlán International Airport

The Mazatlán airport is our fifth most important airport based on passenger traffic.  According to the Mexican Bureau of Civil Aviation, the Mazatlán airport was the 18th busiest airport in Mexico in 2018 based on commercial and general aviation passenger traffic.  In 2016, 2017 and 2018, it accounted for approximately 5.2%, 5.1% and 4.8%, respectively, of our terminal passenger traffic.

In 2016, 2017 and 2018, a total of 973,440, 994,283 and 1,038,555 terminal passengers, respectively, were served by the Mazatlán airport.  Of the terminal passengers in 2016, 71.4% were domestic, and 28.6% were international. In 2017, 70.0% were domestic, and 30.0% were international. In 2018, 71.2% were domestic, and 28.8% were international. The airport’s passengers are predominantly domestic tourists who come from Mexico City, Monterrey and Tijuana, among other cities, and international tourists who come primarily from the United States and Canada.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 15 airlines operate at the airport (13 commercial airlines and two charter airlines).  In 2018, airlines operating at this airport served 25 direct destinations, including ten domestic destinations and fifteen international destinations.  Of these destinations, Mexico City, Monterrey, Tijuana,  San José del Cabo, La Paz, Chihuahua, Hermosillo and Guadalajara were the main domestic routes.  The main international destinations served by this airport were Los Angeles, Phoenix and Dallas in the United States and Calgary, Vancouver and Edmonton in Canada. In 2018, the principal commercial domestic airlines operating at this airport were VivaAerobus, Aeroméxico Connect, Volaris, Interjet, Aerocalafia, Magnicharter, TAR and Aeroméxico.

The Mazatlán airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of 502,547.  Mazatlán is the principal tourist destination of the Sinaloa region, with about 9,626 hotel rooms, according to the Mexican Ministry of Tourism (Secretaría de Turismo).  Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

The Mazatlán airport operates 24 hours a day.  Its runway capacity is 22 air traffic movements per hour.  The airport occupies approximately 439.8 hectares (1.70 square miles) of land.  The airport’s facilities include a terminal building with a total area of 18,835 square meters (202,738 square feet), of which 1,973 square meters (21,237 square feet) is commercial space.  The airport has a commercial aviation apron with 10 positions and a general aviation apron with 24 positions.  In addition, the airport has four air bridges and a public parking facility that accommodates 157 vehicles.  The airport’s runway is 2,702 meters (8,865 feet) long, with four taxiways that connect the commercial and general aviation platforms and includes an instrument landing system on runway 26.

In 2014, the terminal building was expanded by 2,300 square meters (24,757 square feet) and 2,500 square meters (26,919 square feet) of space were refurbished, including the main façade of the airport, waiting area, check‑in and inspection points, restrooms and offices.  Commercial spaces were also expanded.

Zihuatanejo International Airport

The Zihuatanejo airport is our tenth most important airport based on passenger traffic.  According to the Mexican Bureau of Civil Aviation, the Zihuatanejo airport was the 32nd busiest airport in Mexico in 2018 based on commercial and general aviation passenger traffic.  In 2016, 2017 and 2018, it accounted for approximately 3.0%, 3.0% and 2.6%, respectively, of our terminal passenger traffic.

In 2016, 2017 and 2018, a total of 557,389, 597,902 and 566,497 terminal passengers, respectively, were served by the Zihuatanejo airport.  Of the terminal passengers in 2016, 59.7% were domestic, and 40.3% were international.  In 2017, 61.2% were domestic, and 38.8% were international. In 2018, 60.9% were domestic, and 39.1% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican and international economic conditions.

A total of 18 airlines operate at the airport (13 commercial airlines and five charter airlines).  In 2018, airlines operating at this airport served 22 direct destinations, including seven domestic destinations and 15 international destinations.  In 2018, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Querétaro, Tijuana, Monterrey, Toluca, Los Angeles, Houston and Phoenix.  In 2018, the principal domestic airlines operating at this airport were Interjet, Aeroméxico Connect, Aeromar, Volaris, VivaAerobus, TAR, Margnicharter and Aeroméxico and the non-Mexican airlines included Alaska Airlines, WestJet, United, Delta and American Airlines.

The Zihuatanejo airport is located approximately 12 kilometers (7 miles) from the city of Zihuatanejo.  Situated in the state of Guerrero, with a population of 124,824 people, the city of Zihuatanejo is one of Mexico’s most attractive tourist destinations, with approximately 6,273 hotel rooms, according to the Ministry of Tourism, a marina, world‑class golf courses and a growing residential real estate market.

The Zihuatanejo airport operates 14 hours a day.  The airport has one runway, which is 2,506 meters (8,222 feet) long with a runway capacity of 20 air traffic movements per hour.  The airport’s facilities include a terminal building encompassing an area of 11,336 square meters (122,020 square feet), including 1,089 square meters (11,722 square feet) of commercial space.  It has a six‑position commercial aviation apron, a 23‑position general aviation apron and two taxiways.  The Zihuatanejo airport has a public parking facility that accommodates 140 vehicles.

The quality of services offered at the Zihuatanejo airport has improved as a result of the rehabilitation of its runway, the remodeling and expansion of the departure gate area and the reconfiguration of the passenger and carry‑on luggage screening area, which were completed on July 14, 2016.

Regional Destinations

Chihuahua International Airport

The Chihuahua airport is our third most important airport based on passenger traffic and air traffic movements and our third most important airport based on aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Chihuahua airport was the 12th busiest airport in Mexico in 2018 based on commercial and general aviation passenger traffic.  In 2016, 2017 and 2018, it accounted for approximately 7.0%, 7.2% and 7.2%, respectively, of our terminal passenger traffic.

In 2016, 2017 and 2018, a total of 1,305,961, 1,409,579 and 1,556,770 terminal passengers, respectively, were served by the Chihuahua airport.  Of the terminal passengers in 2016, 91.7% were domestic, and 8.3% were international. In 2017, 92.1% were domestic, and 7.9% were international. In 2018, 92.2% were domestic, and 7.8% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of ten commercial airlines operate at the airport.  In 2018, airlines operating at this airport served 16 direct destinations, including thirteen domestic destinations and three international destinations.  In 2018, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Monterrey, Guadalajara, Cancún, Tijuana, Querétaro, Culiacán, Hermosillo, Ciudad Juárez, Dallas, Houston and Denver. In 2018, the principal domestic airlines operating at this airport were Aeroméxico Connect, Volaris, VivaAerobus, Interjet, TAR and Aeroméxico and the principal non‑Mexican airlines were American Airlines and United.

The Chihuahua airport is located approximately 18 kilometers (11 miles) from the city of Chihuahua, the capital of the state of Chihuahua.  The city’s population is 878,062.  Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

The Chihuahua airport operates 14 hours a day.  The airport has three runways, with lengths of 2,600 meters (8,530 feet), 2,420 meters (7,940 feet) and 1,100 meters (3,609 feet), respectively.  The runway system has a capacity of 40 air traffic movements per hour.  The airport also has an instrument landing system on runway 36.  The airport occupies a total area of approximately 909.2 hectares (3.51 square miles).  The airport’s facilities include a terminal building with a total area of approximately 7,951 square meters (85,584 square feet), including 1,060 square meters (11,410 square feet) of commercial space, a seven‑position apron for commercial aviation, two aprons with a total of 21 positions for general aviation, four taxiways, a one‑position apron for airfreight and one air bridge.  The airport has six gates for international or domestic flights.  The Chihuahua airport has a public parking facility that accommodates 475 vehicles.

To accommodate growing demand for airfreight services and an expanding local economy, in August 2005 we completed the construction of a cargo area, which includes a warehouse, a customs platform and office, x‑ray zones, storage areas and logistics offices.  We currently operate all international cargo operations at this airport directly.

In December 2016, we started an expansion and remodeling of the terminal building at the Chihuahua airport.  The project includes a 15,000 square meters (161,459 square feet) terminal expansion, plus renovation of 9,000 square meters (96,875 square feet) of the existing building.  These improvements will increase the airport’s capacity to 1.6 million passengers per year.  The project will have a total investment of Ps.308 million, to be executed over 30 months.

Culiacán International Airport

The Culiacán airport is our second most important airport based on passenger traffic, air traffic movements and contribution to aeronautical revenues.  According to the Mexican Bureau of Civil Aviation, the Culiacán airport was the 10th busiest airport in Mexico in 2018 based on commercial and general aviation passenger traffic.  In 2016, 2017 and 2018, it accounted for approximately 9.2%, 9.7% and 10.5%, respectively, of our terminal passenger traffic.

In 2016, 2017 and 2018, a total of 1,726,654, 1,909,651 and 2,270,834 terminal passengers, respectively, were served by the Culiacán airport.  Of the terminal passengers in 2016, 98.4% were domestic, and 1.6% were international.  In 2017, 98.5% were domestic, and 1.5% were international. In 2018, 98.7% were domestic, and 1.3% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation.  In 2016, 2017 and 2018, commercial aviation accounted for approximately 97.1%, 98.2% and 99.8%, respectively, and general aviation accounted for approximately 2.9%, 1.8% and 0.2%, respectively, of the airport’s terminal passenger traffic.

A total of seven commercial airlines operate at the airport.  In 2018, airlines operating at this airport served eleven domestic destinations: Tijuana, Mexico City, Guadalajara, Monterrey, Mexicali, San José del Cabo, La Paz, Hermosillo, Chihuahua, Ciudad Juárez and Cabo San Lucas, and one international destination to Phoenix. In 2018, the domestic airlines operating at this airport were Volaris, VivaAerobus, Interjet, Aeroméxico Connect, Aerocalafia TAR and Aeroméxico.

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

The Culiacán airport operates 16 hours a day.  Its runway capacity is 24 air traffic movements per hour.  The airport occupies a total area of 280.9 hectares (1.08 square miles).  The airport’s facilities include a terminal building expanded in 2012 with a total area of approximately 11,250 square meters (121,094 square feet), including 1,767 square meters (19,020 square feet) of commercial space, a seven‑position apron for commercial aviation, a 57‑position apron for general aviation, six taxiways and two air bridges.  The Culiacán airport has a public parking facility that accommodates 343 vehicles.

The Culiacán airport also includes military installations.  The presence of these installations amid their operational activity may at some point affect the airport’s runway capacity at peak hours, thus affecting its civil aviation operations.

Durango International Airport

In 2016, 2017 and 2018, the Durango airport accounted for approximately 2.3%, 2.0% and 1.9%, respectively, of our terminal passenger traffic.

In 2016, 2017 and 2018, a total of 424,415, 395,905 and 418,914 terminal passengers, respectively, were served by the Durango airport.  Of the terminal passengers in 2016, 88.5% were domestic, and 11.5% were international.  In 2017, 85.5% were domestic, and 14.5% were international. In 2018, 86.7% were domestic, and 13.3% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five commercial airlines operate at the airport.  In 2018, airlines operating at this airport served seven direct destinations, including five domestic destinations and two international destinations: Mexico City, Tijuana, Guadalajara, Monterrey, Ciudad Juárez, Chicago and Los Angeles. In 2018, the domestic airlines operating at this airport were Aeroméxico Connect, Volaris, TAR, VivaAerobus and Aeroméxico. As of the date of this annual report, the airport does not have any active non-Mexican airlines.

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

The airport’s total area is 541.4 hectares (2.09 square miles).  Its facilities include a 3,855 square-meter (41,495 square-foot) terminal building with 193 square meters (2,077 square feet) of commercial space.  It has a four‑position commercial aviation apron, a 16‑position general aviation apron and a 146‑space public parking area.  The airport has one boarding gate for international or domestic flights.

San Luis Potosí International Airport

According to the Mexican Bureau of Civil Aviation, the San Luis Potosí airport was the 30th busiest airport in Mexico in 2018 based on commercial and general aviation passenger traffic.  In 2016, 2017 and 2018, the San Luis Potosí airport accounted for approximately 2.7%, 2.8% and 2.9%, respectively, of our terminal passenger traffic.

In 2016, 2017 and 2018, a total of 504,313, 553,353 and 626,512 terminal passengers, respectively, were served by the San Luis Potosí airport.  Of the terminal passengers in 2016, 71.0% were domestic, and 29.0% were international.   In 2017, 71.6% were domestic, and 28.4% were international. In 2018, 72.0% were domestic, and 28.0% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.  A total of eight commercial airlines operate at the airport:  Aeroméxico Connect, Volaris, Aeromar, Interjet,  TAR, Magnicharters, American Eagle and United.  In 2018, airlines operating at this airport served eight destinations, including six domestic destinations and two international destinations.  In 2018, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Monterrey, Tijuana, Puerto Vallarta, Aguascalientes, Dallas and Houston.

The San Luis Potosí airport operates 24 hours per day and is located approximately 15 kilometers (9 miles) from the city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of 824,229.  The airport has two runways with a total capacity of 20 air traffic movements per hour.  The principal runway is 3,006 meters (9,862 feet) long, and the secondary runway is 1,000 meters (3,281 feet) long.  The airport has a total area of 508.3 hectares (1.96 square miles).  The airport’s facilities include a terminal building with approximately 7,170 square meters (77,177 square feet), including 654 square meters (7,040 square feet) of commercial space, a five‑position platform for commercial aviation, two aprons with a total of 24 positions for general aviation, four taxiways, a boarding lounge with five gates and a public parking facility that accommodates 222 vehicles.  The airport’s navigational aids include precision approach path indicators, VHF omnidirectional radio and an instrument landing system on runway 14.

In November 2016, we started an expansion and remodeling of the terminal building at the San Luis Potosí airport. The project includes a 12,800 square meters (137,778 square feet) terminal expansion, renovation of 4,000 square meters (43,056 square feet) of the existing building and a new passenger boarding bridge. These improvements will increase the airport terminal’s capacity to 1.2 million passengers per year.  The project will have a total investment of Ps.400 million, to be executed over 31 months. An initial phase of the expansion started operations in August 2018.

Tampico International Airport

According to the Mexican Bureau of Civil Aviation, the Tampico airport was the 25th busiest airport in Mexico in 2018 based on commercial and general aviation passenger traffic.  In 2016, 2017 and 2018, it accounted for approximately 3.8%, 3.6% and 3.4%, respectively, of our terminal passenger traffic.

In 2016, 2017 and 2018 a total of 717,599, 717,342 and 736,627 terminal passengers, respectively, were served by the Tampico airport.  Of the terminal passengers in 2016, 94.0% were domestic, and 6.0% were international.  In 2017, 93.9% were domestic, and 6.1% were international. In 2018, 92.8% were domestic, and 7.2% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five commercial airlines operate at the airport.  In 2018, airlines operating at this airport served nine direct destinations, including eight domestic destinations and one international destination: Mexico City, Monterrey, Cancún, Villahermosa, Guadalajara, Veracruz, Ciudad del Carmen, Querétaro and Houston. In 2018, the domestic airlines operating at the airport were VivaAerobus, Interjet, Aeroméxico Connect and TAR, and the non-Mexican airline was United.

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

The airport’s total area is 372.5 hectares (1.44 square miles).  Its facilities include a 6,833‑square‑meter (73,550‑square‑foot) terminal building, of which 762 square meters (8,202 square feet) are commercial spaces.  It has a five‑position apron for commercial aviation, a 17‑position apron for general aviation, two taxiways and four boarding gates.  The Tampico airport has a public parking facility that accommodates 254 vehicles.

Torreón International Airport

According to the Mexican Bureau of Civil Aviation, the Torreón airport was the 29th busiest airport in Mexico in 2018 based on commercial and general aviation passenger traffic.  In 2016, 2017 and 2018, the Torreón airport accounted for approximately 3.4%, 3.1% and 3.2%, respectively, of our terminal passenger traffic.

In 2016, 2017 and 2018, a total of 646,898, 618,930 and 681,551 terminal passengers, respectively, were served by the Torreón airport.  Of the terminal passengers in 2016, 91.5% were domestic, and 8.5% were international. In 2017, 91.2% were domestic, and 8.8% were international. In 2018, 91.3% were domestic, and 8.7% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight commercial airlines operate at the airport. In 2018, airlines operating at this airport served eight direct destinations, including seven domestic destinations and one international destination. In 2018, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Tijuana, Cancún, Ciudad Juárez, Querétaro, Monterrey and Dallas.   In 2018, the domestic airlines operating at the airport were Aeroméxico Connect, VivaAerobus, Interjet, Volaris, TAR and Aeroméxico, and the non-Mexican airline was American Airlines.

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

The airport’s total area is 354.6 hectares (1.37 square miles).  Its facilities include a terminal building of 5,447 square meters (5,863 square feet), of which 486 square meters (5,231 square feet) are commercial space, an seven‑position apron for commercial aviation, a seven‑position apron for general aviation, one taxiway, five boarding gates, several VIP lounges and one air bridge.  The Torreón airport has a public parking facility that accommodates 142 vehicles.

Zacatecas International Airport

According to the Mexican Bureau of Civil Aviation, the Zacatecas airport was the 35th busiest airport in Mexico in 2018 based on commercial and general aviation passenger traffic.  In 2016, 2017 and 2018, the Zacatecas airport accounted for approximately 1.8%, 1.8% and 1.7%, respectively, of our terminal passenger traffic.

In 2016, 2017 and 2018, a total of 343,136, 349,453 and 366,871 terminal passengers, respectively, were served by the Zacatecas airport.  Of the terminal passengers in 2016, 65.0% were domestic, and 35.0% were international.  In 2017, 63.3% were domestic, and 36.7% were international. In 2018, 62.4% were domestic, and 37.6% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport.  In 2018, airlines operating at this airport served six direct destinations, including two domestic destinations and four international destinations: Mexico City, Tijuana, Los Angeles, Chicago, San José, California and Dallas.

In 2018, the domestic airlines operating at this airport were Volaris, Aeroméxico Connect and VivaAerobus, and the non-Mexican airline was American Airlines.

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

The airport’s total area is 207.6 hectares (0.80 square miles).  The terminal building is 5,707 square meters (61,430 square feet), of which 402 square meters (4,327 square feet) is commercial area.  It has a four‑position apron for commercial aviation, a 14‑position apron for general aviation, three boarding gates and a parking lot with 202 parking spaces.

In 2012, we built a solar park at Zacatecas airport with an installed capacity of 200 Kw in a land area of approximately 4,000 square meters (43,056 square feet), which in 2018 generated approximately 297,943 Kw/h for the airport, equivalent to approximately 58% of the airport’s total electricity requirements.

Border Destinations

Ciudad Juárez International Airport

According to the Mexican Bureau of Civil Aviation, the Ciudad Juárez airport was the 15th busiest airport in Mexico in 2018 based on commercial and general aviation passenger traffic.  In 2016, 2017 and 2018, the Ciudad Juárez airport accounted for approximately 5.9%, 6.0% and 6.3%, respectively, of our terminal passenger traffic.

In 2016, 2017 and 2018, a total of 1,102,855, 1,173,135 and 1,364,028 terminal passengers, respectively, were served by the Ciudad Juárez airport.  Of the terminal passengers in 2016, 2017 and 2018, 99.2%, 99.8% and 99.7%, respectively, were domestic.

A total of six commercial airlines operate at the airport.  In 2018, airlines operating at this airport served 13 direct destinations, all of which were domestic.  In 2018, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Monterrey, El Bajío, Cancún, Tijuana, Chihuahua, Hermosillo, Culiacán, Torreón, Durango, Mazatlán and Querétaro.  In 2018, the domestic airlines operating at the airport were VivaAerobus, Aeroméxico Connect, Volaris, Interjet, TAR and Aeroméxico. As of the date of this annual report, the airport does not have any active non-Mexican airlines.

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

The airport’s total area is 367.95 hectares (1.42 square miles).  Its facilities include a terminal building of 6,210 square meters (66,844 square feet), consisting of 1,767 square meters (19,020 square feet) of commercial space, five boarding gates and two air bridges.  The airport has a seven‑position commercial aviation apron, a 15‑position general aviation apron, a one‑position freight services apron and three taxiways.  The Ciudad Juárez International Airport has a public parking facility that accommodates 300 vehicles.

Reynosa International Airport

According to the Mexican Bureau of Civil Aviation, the Reynosa airport was the 33rd busiest airport in Mexico in 2018 based on commercial and general aviation passenger traffic.  In 2016, 2017 and 2018, the Reynosa airport accounted for approximately 3.0%, 2.5% and 2.2%, respectively, of our terminal passenger traffic.

In 2016, 2017 and 2018, a total of 563,952, 485,727 and 466,934 terminal passengers, respectively, were served by the Reynosa airport.  Of the terminal passengers in 2016, 2017 and 2018, 99.9%, 99.3% and 99.2%, respectively, were domestic.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of two airlines operate at the airport.  In 2018, airlines operating at this airport served four direct destinations, all of which are domestic destinations: Mexico City, Cancún, Guadalajara and Veracruz . In 2018, the domestic airlines operating at this airport were VivaAerobus and Aeroméxico Connect.

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

The airport’s total area is approximately 407.4 hectares (1.57 square miles).  The terminal building is 2,608 square meters (28,072 square feet), which includes 256 square meters (2,756 square feet) of commercial area.  It has a four‑position apron for commercial aviation, an 11‑position apron for general aviation, two taxiways, three boarding gates and a public parking area with 270 spaces.

In December 2016, we started construction of a new terminal building at Reynosa airport.  The new terminal building is 270% larger than the existing one and will increase the airport terminal’s capacity to more than one million passengers per year.  The project will have a total investment of Ps.302 million, to be executed over 30 months.

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2018, over 12 international commercial airlines and nine Mexican commercial airlines operated flights at our 13 airports.  Grupo Aeroméxico and VivaAerobus operated the most flights at our airports, followed by Interjet, Volaris and TAR.  In 2018, revenues from Grupo Aeroméxico and its affiliates were Ps.1,257,476 thousand (U.S.$64.0 million), revenues from VivaAerobus were Ps.1,087,174 thousand (U.S.$55.3 million), revenues from Volaris totaled Ps.900,066 thousand (U.S.$45.8 million) and revenues from Interjet were Ps.730,539 thousand (U.S.$37.2 million), representing 24.5%, 21.2%, 17.5% and 14.2%, respectively, of our aeronautical revenues from airline customers for 2018.  These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines.

The following table sets forth the number of air traffic customers per airline for the years ended December 31, 2016, 2017 and 2018:

	Terminal Passengers
Principal Air Traffic Customers Per Airline	2016	2017	2018
Domestic:
Viva Aerobus	3,931,006	4,786,803	5,668,700
Grupo Aeroméxico	5,052,206	5,113,728	5,524,016
Volaris	3,705,830	3,706,882	4,189,679
Interjet	3,127,715	3,096,444	3,137,721
TAR Aerolíneas	375,762	381,377	486,151
Other	629,026	641,633	781,732
Total domestic	16,821,545	17,726,867	19,787,999

International:
American Airlines	504,782	504,782	516,367
United	494,547	494,547	494,861
Delta	260,700	260,700	203,812
Alaska Airlines	124,430	124,430	131,119
Sunwing Airlines	64,648	64,648	79,853
Other	157,794	210,128	149,566
Total international	1,606,901	1,659,235	1,575,578

General aviation	335,192	275,912	202,822
Total	18,763,638	19,662,014	21,566,399

Historically, traditional carriers such as Aeroméxico had represented a substantial majority of the Mexican commercial airline market.  In recent years, however, international carriers, discount carriers, low‑cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2018, passengers traveling on discount and low‑cost carriers, such as VivaAerobus, Interjet and Volaris, accounted for approximately 60.8% of our commercial aviation passenger traffic.  Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low‑cost and discount carriers into the Mexican commercial airline market has helped to increase the use of air transportation in Mexico.

Aeroméxico was previously owned by the Mexican government.  In November 2007, the Mexican Government, through NAFIN and IPAB (Instituto para la Protección al Ahorro Bancario) sold all of its remaining ownership interest in Aeroméxico and its affiliates to a group of investors led by Banco Nacional de México (“Banamex”).

The following table sets forth our principal air traffic customers for the years ended December 31, 2016, 2017 and 2018:

	Percentage of Aeronautical Revenues
Principal Air Traffic Customers	2016	2017	2018
Domestic:
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	24.7%	24.2%	24.5%
VivaAerobus	17.6%	19.4%	21.2%
Volaris	17.3%	16.7%	17.5%
Interjet	15.4%	14.8%	14.2%
TAR	1.7%	1.7%	2.1%
Grupo Aeromonterrey (Magnicharters)	1.9%	1.8%	1.9%
Aeromar	1.0%	0.8%	0.8%
Calafia Airlines	0.6%	0.5%	0.5%
DHL Express México	0.3%	0.3%	0.3%
Other	4.6%	4.8%	4.1%
Total domestic	85.1%	85.0%	87.1%

International:
American Airlines	4.9%	4.8%	4.3%
United	4.7%	4.7%	4.1%
Delta	2.2%	2.1%	1.4%
Alaska Airlines	1.1%	1.1%	1.1%
Copa Airlines	0.4%	0.3%	0.3%
Charters	1.2%	1.5%	1.3%
Other	0.4%	0.5%	0.4%
Total international	14.9%	15.0%	12.9%
Total	100.0%	100.0%	100.0%

Complementary Services Customers

As of December 31, 2018, our principal complementary services clients are three principal providers of ramp‑handling and baggage‑handling services, AGN Aviation Services, S.A. de C.V., Menzies Aviation and Administradora Especializada en Negocios, S.A. de C.V., and  our primary catering client is Aerococina, S.A. de C.V., all of which provided an aggregate of Ps.25,524 thousand of revenues in the form of access fees in 2018.

Principal Non-Aeronautical Services Customers

As of December 31, 2018, we were party to approximately 1,235 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time‑share sales and promotions services and tourist information and promotion services.  As a result, our revenues from non‑aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers.  In 2018, our largest commercial customers were Aerocomidas, S.A. de C.V. (food and beverage), Alquiladora de Vehículos Automotores, S.A. de C.V. (car rental), Operadora Aeroboutiques, S.A. de C.V. (duty paid stores),  Dufry México, S.A. de C.V. (duty free), DMC Transportación Ejecutiva, S. de R.L. de C.V. (VIP lounges) and Especialistas en Alta Cocina, S.A. de C.V. (food and beverage).

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

The Mexican Airport and Auxiliary Services agency currently operates 12 small airports in Mexico’s northern region, which collectively served 2,134,291 passengers in 2018, representing an increase of 13.9% from 2017 traffic, mainly as a result of an increase in passenger traffic of Querétaro, Tepic and Colima.

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

Awards and Recognition

In 2018, OMA was once again included in the Dow Jones Sustainability Index (“DJSI”) Emerging Markets for the third consecutive year. The current DJSI is valid for one year. In addition, OMA was included in the newly launched Dow Jones Sustainability Index-MILA, for the second consecutive year. The current DJSI-MILA is valid for one year.

We have been included in the Sustainability Index of the Mexican Stock Exchange (Índice Sustentable de la Bolsa Mexicana de Valores) for eight years in a row.

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

In 2013 and 2014, respectively, the Acapulco airport and the Ciudad Juárez airport received the Environmental Quality Certificate (Certificado de Calidad Ambiental) issued by the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente) for compliance with applicable Mexican environmental laws, regulations and applicable Official Mexican Standards and must be renewed on a biannual basis.  In 2014, this certificate was renewed for the Ciudad Juárez and Chihuahua airports, in 2015 the Acapulco, Culiacán, Mazatlán and Zihuatanejo airports received new Environmental Quality Certificates valid for two years, and in 2016 the certificate was renewed for the Chihuahua airport and a new certificate was granted for the Tampico airport.  In 2017, the Mazatlán, Ciudad Juárez, Culiacán, Chihuahua, Tampico, Acapulco, Reynosa and Zihuatanejo airports kept current Environmental Quality Certificates. In 2018, all our airports, excluding Monterrey, maintained the certification, and the Monterrey airport is expected to receive its certificate in the near future. In addition, in 2018 the Federal Office for the Protection of the Environment(Procuraduría Federal de Protección al Ambiente) granted OMA the Environmental Commitment Recognition for the implementation of innovative business strategies to preserve and improve the environment while contributing to sustainable development.

In November 2018, for the ninth consecutive year, we received a “Great Place to Work” certificate granted by Great Place to Work Institute®, and were ranked first in the top 100 best companies to work for in the Northeastern Region of Mexico, according to the ranking published by this organization.

In February 2018, for the eleventh consecutive year, we received the Socially Responsible Business Distinction (Distintivo de Empresa Socialmente Responsable) granted by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía).

In 2017, the Zacatecas airport received a Family Responsibility Company Certificate (Certificado de Empresa Familiarmente Responsable) granted by the Mexican Ministry of Labor and Social Welfare.  This certificate was also granted to the Chihuahua and Tampico airports in 2018, to the Culiacán, Durango and Reynosa airports in 2016 and to the Ciudad Juárez, Monterrey, Mazatlán and Torreón airports in 2017.

In 2014 and 2016, the Zacatecas and the Culiacán airports, respectively, received the Inclusive Company Award (Distintivo Empresa Incluyente) granted by the Ministry of Labor and Social Welfare to companies with good labor practices that promote the inclusion and no discrimination of persons with a disability.  This award was granted to the Culiacán airport again in 2017.

In 2018, the Culiacán, Mazatlán, Reynosa, Tampico, Torreón, Zacatecas and Zihuatanejo airports received the Distinctive “S” (Distintivo “S”) granted by the Ministry of Tourism to companies with good practices in the development of tourism projects and its commitment to global sustainability criteria.

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

REGULATORY FRAMEWORK

Sources of Regulation

The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:

•	the Mexican General Law of Commercial Corporations (Ley General de Sociedades Mercantiles), enacted August 4, 1934;
•	the Mexican Airport Law, enacted December 22, 1995;
•	the regulations under the Mexican Airport Law (Reglamento del la Ley de Aeropuertos), enacted February 17, 2000;
•	the Mexican Communications Law (Ley de Vías Generales de Comunicación), enacted February 19, 1940;
•	the Mexican Civil Aviation Law (Ley de Aviación Civil), enacted May 12, 1995;
•	the regulations under the Mexican Civil Aviation Law (Reglamento de la Ley de Aviación Civil), enacted December 7, 1998;
•

the Mexican Federal Duties Law (Ley Federal de Derechos), enacted December 31, 1981, which may be revised on an annual basis and stipulates the applicable basis and rate for calculating the concession fee and duties payable under the current budget;

•	the Mexican National Assets Law (Ley General de Bienes Nacionales), enacted May 20, 2004;
•	the concessions that entitle our subsidiaries to operate our 13 airports for a term of 50 years beginning on November 1, 1998;
•	the Mexican Securities Market Law (Ley del Mercado de Valores), enacted December 20, 2005;
•

the General Provisions Applicable to Issuers of Securities and other Participants in the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Mercados Participantes del Mercado de Valores), enacted March 19, 2003;

•	the Mexican Federal Antitrust Law (Ley Federal de Competencia Económica), enacted May 23, 2014; and
•	the regulations under the Mexican Federal Antitrust Law (Reglamento de la Ley Federal de Competencia Económica), enacted October 12, 2007.

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

Reforms to the Mexican Airport Law and Civil Aviation Law

On January 26, 2015, amendments to the Mexican Airport Law and Civil Aviation Law were published and enacted.  Among other matters, the amendments include provisions that intend to create a competitive market for the suppliers of complementary services.  To this end, the amendments establish that a concession holder may not limit the number of providers of complementary services in its airport, except in instances in which space availability, operational efficiency and/or safety warrant such a limitation.  If a concession holder denies entry to any complementary service provider for a reason other than the above, that service provider may file a complaint before the Ministry of Communications and Transportation.

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

On November 8, 2017, an amendment to the Mexican Airport Law took effect, which modified various regulations, primarily impacting airlines. As a result of the amendment, airlines must, among others: (i) be transparent when providing information regarding taxes and restrictions on a passenger’s airplane ticket and the breakdown of each cargo fee; (ii) provide passengers at least a 24-hour advance notice of any change in itinerary; (iii) compensate passengers in the event of a cancellation, overbooking and/or the damage, loss or destruction of luggage; and (iv) allow passengers with disabilities to transport necessary implements (such as wheelchairs, walkers, prostheses, crutches, walking sticks or any other implement), at no extra charge, provided that it is for personal use and the item is directly related to the traveler’s disability.

Federal Antitrust Commission

On May 23, 2014, a new Federal Antitrust Law (Ley Federal de Competencia Económica) was enacted.  The law grants broader powers to the Mexican Antitrust Commission, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market.  The law also sets forth important changes in connection with mergers and anti‑competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law.  If the Mexican Antitrust Commission determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product. As of April 19, 2019, the Mexican Antitrust Commission had not made any determination as to whether the services we render are considered an essential facility.

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

Concession Tax

Under Article 232‑A of the Mexican Federal Duties Law, holders of airport concessions must pay a tax for the use of state‑owned assets.  As such, each of our subsidiary concession holders is required to pay the Mexican government a concession tax based on its gross annual revenues (excluding revenues from improvements to concession assets) from the use of public domain assets pursuant to the terms of its concession.  Currently, this concession tax is set at a rate of 5% and may be revised at any time by the Mexican government.  Our concessions provide that we may request an amendment of our maximum rates if there is a change in this concession tax, although such a request may not be honored in the future.

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

Concession holders are required to provide airport security, which must include contingent and emergency plans in accordance with the regulations under the Mexican Airport Law.  The security regulations shall be implemented in accordance with the requirements set forth in the National Program for Airport Security (Plan Nacional de Seguridad Aeroportuaria).  In addition, the regulations pertaining to the Mexican Airport Law specify that an airport concession holder is responsible for the inspection of passengers and carry‑on luggage prior to approaching the departure gates and specify that the transporting airline is responsible for the inspection of checked‑in luggage and cargo.  If public order or national security is endangered, the competent federal authorities are authorized to act to protect the safety of aircraft, passengers, cargo, mail, installations and equipment.

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

•

Complementary Services.  Complementary services for which the airlines are responsible may be rendered by an airline, by the airport operator or by a third party under agreements with airlines and the airport operator.  These services include:  ramp and handling services, checked‑baggage screening, aircraft security, catering, cleaning, maintenance, repair and fuel supply (currently provided exclusively by the Mexican Airport and Auxiliary Services agency) and related activities that provide support to air carriers.

•

Commercial Services.  Commercial services involve services that are not considered essential to the operation of an airport or aircraft. These services include, among other things, the leasing of space to retailers, restaurants and banks and advertising; hotel services; air cargo logistics; and real estate services.

Third parties rendering airport, complementary or commercial services are required to do so pursuant to a written agreement with the relevant concession holder.  We have entered into agreements with third parties for security and surveillance services, ramp‑handling and baggage‑handling services and checked‑baggage services, among others.   All agreements relating to airport or complementary services are required to be approved by the Ministry of Communications and Transportation.  The Mexican Airport Law provides that the concession holder is jointly liable with these third parties for compliance with the terms of the relevant concession with respect to the services provided by such third parties.  All third‑party service providers of complementary services are required to be corporations incorporated under Mexican law. In addition, we lease spaces to third parties tenants that provide commercial services such as food and beverage, retail and advertising.

A concession holder is also required to allow for a competitive market for complementary services.  A concession holder may only limit the number of providers of complementary services in its airport due to space, efficiency and/or safety considerations.   If a concession holder denies entry to any complementary services provider for reasons other than the above, such service provider may file a complaint with the Ministry of Communications and Transportation, which shall determine within 60 days of the filing of the complaint whether entry of the service provider into the airport shall be authorized. If the number of complementary service providers must be limited due to these considerations, contracts for the provision of complementary services must be awarded through a competitive bidding process.

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

Each master development program is for a period of 15 years and is required to be updated every five years and resubmitted for approval to the Ministry of Communications and Transportation.  Upon such approval, the master development program is deemed to constitute a part of the relevant concession.  Information required to be presented in the master development program includes:

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

The concessions require the concession holder to prepare and submit the concession holder’s master development program in a 24‑month period and consider the necessary requirements of the airport users in the preparation of the master development program as well as the opinions of air carriers and operations and timetable’s committee.  The concession holder must submit a draft of the master development program to an operations committee (Comité de Operación y Horarios), composed of each of the airport’s principal users, for their review and comments six months prior to its submission for approval to the Ministry of Communications and Transportation.  Further, the concession holder must submit, six months prior to the expiration of the five‑year term, the new master development program to the Ministry of Communications and Transportation.  The Ministry of Communications and Transportation may request additional information or clarification as well as seek further comments from airport users.  The Mexican Ministry of Defense (Secretaría de la Defensa Nacional) may also opine on the master development programs.

A concession holder may only undertake a major construction project, renovation or expansion relating to an airport pursuant to its master development program or with the approval of the Ministry of Communications and Transportation.  We are required to spend the full amounts set forth in each investment program under our master development programs, and the Ministry of Communications and Transportation may apply sanctions if we do not comply.

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

Revenue Regulation

The Mexican Airport Law provides for the Ministry of Communications and Transportation to establish price regulations for services for which the Antitrust Commission determines that a competitive market does not exist.  In 1999, the Antitrust Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services.  This ruling authorized the Ministry of Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to third parties rendering complementary services in our airports.  On September 12, 2000, the Rate Regulation (Regulación Tarifaria), which provides a framework for the setting by the Ministry of Communications and Transportation of five‑year maximum rates, was incorporated within the terms of each of our concessions. See “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business— The Company cannot predict how the regulations governing the business will be applied.”

Regulated Revenues

Since January 1, 2000, all of our revenues from aeronautical services have been subject to the Rate Regulation.  This price regulation system establishes a “maximum rate” for each airport for every year in a five‑year period.  The “maximum rate” is the maximum amount of revenues per “workload unit” that may be earned at an airport each year from regulated revenue sources.  Under this regulation, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo, including those transported in passenger airplanes.  The combined maximum tariffs are expressed in workload units for each airport and were determined based on: (i) projected workload units; (ii) capital investments; and (iii) the operating expenses authorized for the five-year period in the master development programs.

We are able to set the specific prices for regulated services, other than complementary services and the leasing of space to airlines, for each of our airports every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding fuel)), as long as the combined revenues from regulated services at an airport does not exceed the maximum rate per workload unit at that airport on an annual basis.  Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic increase the workload units permit greater revenues overall within each five‑year period for which maximum rates are established.

The Rate Regulation establishes a “dual-till” system of price regulation under which a majority of our revenues, such as passenger fees, landing fees, aircraft parking fees and access fees from third parties providing complementary services at our airports, are regulated, while the revenues that we earn from commercial activities in terminals at our airports, such as the leasing of space to retailers, restaurants, car rental companies and banks, are not regulated.  In 2016, 2017 and 2018, approximately 69.8%, 61.0% and 65.0%, respectively, of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates (74.4%, 74.9% and 76.0%, respectively, of the sum of aeronautical and non-aeronautical revenues.

Our revenues from non‑aeronautical services, including revenues that we earn from most commercial activities in our terminals, are not subject to this maximum‑rate price regulation system and are therefore not subject to a ceiling. For a description of how we classify our revenues into aeronautical and non-aeronautical services, see “Item 5. Operating and Financial Review and Prospects—Overview—Classification of Revenues.”

Maximum Rates

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

Maximum Rates for 2016 through 2020

On December 30, 2015, the Ministry of Communications and Transportation set the airport maximum rates for the five‑year period from January 1, 2016 through December 31, 2020.  These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.”  The following table sets forth the maximum rates for each of our airports under our 2016 to 2020 master development programs that went into effect as of January 1, 2016:

Current Maximum Rates(1)

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
Acapulco	311.94	309.76	307.58	305.43	303.30
Ciudad Juárez	236.21	234.55	232.91	231.28	229.66
Culiacán	251.52	249.76	248.01	246.28	244.55
Chihuahua	237.89	236.22	234.56	232.92	231.29
Durango	288.82	286.80	284.79	282.80	280.82
Mazatlán	277.45	275.51	273.58	271.67	269.77
Monterrey	230.51	228.89	227.29	225.70	224.12
Reynosa	269.59	267.70	265.82	263.96	262.10
San Luis Potosí	201.19	199.78	198.38	196.99	195.61
Tampico	270.85	268.96	267.09	265.22	263.37
Torreón	285.78	283.77	281.79	279.82	277.87
Zacatecas	302.34	300.22	298.12	296.04	293.97
Zihuatanejo	311.80	309.62	307.45	305.31	303.17

(1)

Expressed in constant pesos as of December 31, 2018, as required by the maximum rate regulation.  The maximum rate for each succeeding year from 2018 is reduced by the efficiency factor of 0.70% per year.

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

Our concessions specify a discounted cash flow formula to be used by the Ministry of Communications and Transportation to determine the maximum rates that, given the projected pre‑tax earnings, the efficiency adjustment, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates.  In connection with the preparation of the current master development programs, we prepared a proposal to submit to the Ministry of Communications and Transportation establishing the values we believe should be used with respect to each variable included in the determination of maximum rates, including the efficiency factor, projected capital expenditures and the discount rate.  Historically, the maximum rates ultimately established by the Ministry of Communications and Transportation reflect a negotiation between the Ministry and us regarding these variables. Once the maximum rates are established, they may be adjusted annually to take account of projected improvements in efficiency and the Mexican producer price index (excluding fuel).

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City).  The daily minimum general wage in Mexico City as of January 1, 2019 was Ps.102.68.  As a result, the maximum penalty at such date could have been Ps.5,134 thousand (U.S.$261,185) per airport.

As established by the Ministry of Communications and Transportation, the calculation of workload units does not include transit passengers for subsequent years.  The current workload unit calculation is therefore equal to one terminal passenger or 100 kilograms (220 pounds) of commercial cargo.

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

On May 20, 2004, a new Mexican National Assets Law was adopted and published in the Federal Official Gazette that, among other things, establishes regulations relating to concessions on real property held in the public domain, including the airports that we operate.  The Mexican National Assets Law establishes additional grounds for revocation of concessions for failure to pay certain applicable taxes.

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

According to the Mexican National Assets Law, Mexico’s national patrimony consists of private and government‑owned assets of Mexico.  The surface area of our airports and improvements on such space are considered government‑owned assets.  A concession concerning government‑owned assets may be “rescued,” or reverted to the Mexican government prior to the concession’s expiration, when considered necessary for the public interest.  In exchange, the Mexican government is required to pay compensation as determined by expert appraisers.  Following a declaration of “rescue,” or reversion, the assets that were subject to the concession are automatically returned to the Mexican government.

In the event of war, public disturbances or threats to national security, the Mexican government may assume the operations (through a process known as requisa) of any airport, airport and complementary services as well as any other airport assets.  Such government action may exist only during the duration of the emergency.  Except in the case of war, the Mexican government is required to compensate all affected parties for any damages or losses suffered as a result of such government action.  If the Mexican government and a concession holder cannot agree as to the appropriate amount of damages or losses, the amount of damages shall be determined by experts jointly appointed by both parties, and the amount of losses shall be determined based on the average net income of the concession holder during the previous year. In the event of a requisa due to international war, the Mexican government would not be obligated to indemnify us.

The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum general daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession.  The daily minimum wage in Mexico City as of January 1, 2019 was Ps.102.68.  As a result, the maximum penalty at such date could have been Ps.41,072 thousand (U.S.$2.1 million) per airport.

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

Additionally, under the Mexican Airport Law for the granting of a concession title or the resolution to extend the term thereof, the Ministry of Communications and Transportation shall file before the Ministry of Finance and Public Credit the following:

•	a favorable opinion regarding the economic profitability of the corresponding project,
•

the registry of the programs portfolio and investment projects, in terms of the Federal Law on Budget and Treasury Responsibility (Ley Federal de Presupuesto y Responsabilidad Hacendaria), in case public funds are used to finance an airport project, and

•

the assessment of the considerations that the concession holder shall pay to the federal government in terms of applicable law. For purposes of this section, the Ministry of Communications and Transportation shall submit a proposal of said considerations to the Ministry of Finance and Public Credit.

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

The Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) and the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente) are the responsible regulators.  The Federal Office for the Protection of the Environment can bring administrative, civil and criminal proceedings against companies that violate environmental laws, and it also has the power to close non‑complying facilities and impose a variety of sanctions.  Companies in Mexico are required to obtain proper authorizations, licenses, concessions or permits from competent environmental authorities for the performance of activities that may have an impact on the environment or that may constitute a source of contamination.  Companies in Mexico are also required to comply with a variety of reporting obligations that include, among others, providing the Ministry of the Environment and Natural Resources, the Federal Office for the Protection of the Environment and the National Waters Commission, as applicable, with periodic reports regarding compliance with various environmental laws.

Prior to the opening of Mexico’s airports to private investment, the Federal Office for the Protection of the Environment required that environmental audits be performed at each of our airports.  Based on the results of these audits, the Federal Office for the Protection of the Environment issued recommendations for improvements and corrective actions to be taken at each of our airports (with which we have complied).  In connection with the transfer of the management of our airports from our predecessor, we entered into environmental compliance agreements with the Federal Office for the Protection of the Environment on January 1, 1999, and July 12, 2000, pursuant to which we agreed to comply with a specific action plan and adopted specific actions within a determined time frame.

On June 6, 2012, the General Law on Climate Change was adopted and published in the Official Gazette of the Federation, which, among other objectives, (i) regulates greenhouse gases and emissions, taking into consideration the goals set forth by the UN Framework Convention on Climate Change and the provisions derived therein; (ii) promotes the education, research, development and technology transfer, innovation and promotion with respect to adapting to and mitigating climate change; and (iii) promotes the transition to a competitive, sustainable and low‑carbon economy.  In accordance with the General Law of Climate Change, individuals and entities that are responsible for sources of emission that are subject to environmental reporting are obligated to compile necessary information, data and documents with respect to direct and indirect emissions for the inclusion in the Mexican National Registry of Emissions (Registro Nacional de Emisiones).  This regulation was published on October 28, 2014. We have been obligated to comply with this requirement since February 15, 2016.

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

In 2018, Mexico launched a new carbon dioxide (“CO2”) market. The market requires that industries that generate above a certain amount of CO2 emissions pay for rights to excess emissions. Starting in 2019, the legislation also requires that companies report their global emissions as verified by the Mexican Emissions Registry (Registro Nacional de Emisiones). In addition, new water quality standards are being discussed, which would require greater water quality for all of our wastewater disposal.  For more information see “Item 3. Key Information—Risk Factors—Risks Related to Mexico—Mexico’s environmental legislation could limit the growth of some of our airports.”

Environmental Certification

Since 2011 we have been selected to be one of the members of the Sustainability Index by the Mexican Stock Exchange.  The Mexican Stock Exchange Sustainability Index members were selected from among the 70 most traded stocks on the Mexican Stock Exchange based on evaluation criteria of corporate governance, environmental management and social responsibility. In 2018, we were selected again to be one of the members of the Mexican Stock Exchange Sustainability Index.

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

The level of environmental regulation in Mexico has significantly increased in recent years, and the enforcement of environmental laws is becoming substantially more stringent.  We expect this trend to continue and expect additional norms to be imposed by the new trilateral agreement on Environmental Cooperation that will be entered into by Canada, the United States and Mexico in the context of the USMCA (which is yet to be ratified by the relevant countries), as well as by other international treaties on environmental matters.  In 2018, Mexico, the United States and Canada announced a Trilateral Agreement of Environmental Cooperation under the USMCA which, once in force, will replace the North American Agreement on Environmental Coorperation in force since January 1, 1994. We do not expect that compliance with Mexican federal, state or municipal environmental laws currently in effect will have a material adverse effect on our financial condition or results of operations.  However, environmental regulations or the enforcement thereof may change in a manner that could have a material adverse effect on our business, results of operations, prospects and financial condition.

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of April 19, 2019, including our direct and indirect ownership interest in each:

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description
Aeropuerto de Acapulco, S.A. de C.V.	Mexico	100	Holds concession for Acapulco International Airport

Aeropuerto de Ciudad Juárez, S.A. de C.V.	Mexico	100	Holds concession for Ciudad Juárez International Airport

Aeropuerto de Culiacán, S.A. de C.V.	Mexico	100	Holds concession for Culiacán International Airport

Aeropuerto de Chihuahua, S.A. de C.V.	Mexico	100	Holds concession for Chihuahua International Airport

Aeropuerto de Durango, S.A. de C.V.	Mexico	100	Holds concession for Durango International Airport

Aeropuerto de Mazatlán, S.A. de C.V.	Mexico	100	Holds concession for Mazatlán International Airport

Aeropuerto de Monterrey, S.A. de C.V.	Mexico	100	Holds concession for Monterrey International Airport

Aeropuerto de Reynosa, S.A. de C.V.	Mexico	100	Holds concession for Reynosa International Airport

Aeropuerto de San Luis Potosí, S.A. de C.V.	Mexico	100	Holds concession for San Luis Potosí International Airport

Aeropuerto de Tampico, S.A. de C.V.	Mexico	100	Holds concession for Tampico International Airport

Aeropuerto de Torreón, S.A. de C.V.	Mexico	100	Holds concession for Torreón International Airport

Aeropuerto de Zacatecas, S.A. de C.V.	Mexico	100	Holds concession for Zacatecas International Airport

Aeropuerto de Zihuatanejo, S.A. de C.V.	Mexico	100	Holds concession for Zihuatanejo International Airport

Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	Mexico	100	Provider of administrative and other services.

Operadora de Aeropuertos del Centro Norte, S.A. de C.V.	Mexico	100	Provider of operational services.

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description
Holding Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	100

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

Servicios Corporativos Terminal T2, S.A. de C.V.	Mexico	90	Provider of administrative and other services.

Servicios Complementarios del Centro Norte, S.A. de C.V.	Mexico	100	Provider of complementary services.

OMA Logística, S.A. de C.V.	Mexico	100

Develops and operates commercial areas in our concessionaries.

Holds 85% of the shares of the investment project to develop and operate a Hilton Garden Inn and commercial areas at the Monterrey airport.  Grupo Hotelero Santa Fe owns the remaining 15%.

Holds 51% of the shares of OMA-VYNMSA Aero Industrial Park, S.A. de C.V., an investment project to develop, operate and build an industrial park at the Monterrey airport.  VYNMSA owns the remaining 49%.

Servicios Aero Especializados del Centro Norte, S.A. de C.V.	Mexico	100	Provider of administrative and other services.

OMA-VYNMSA Aero Industrial Park, S.A. de C.V.	Mexico	51	Entity created to build and operate an industrial park at the Monterrey airport.

Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V.	Mexico	85	Holds a 20-year lease agreement with the Monterrey airport to develop and operate a 134-room hotel at the Monterrey airport under the brand Hilton Garden Inn.

Servicios Hoteleros Aeropuerto Monterrey, S.A. de C.V.	Mexico	85	Provider of administrative and other services.

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

We use the property constituting our airports pursuant to our concessions. For more information regarding our property, plant and equipment, see “Item 4. Business Overview—Our Airports.”

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events.  We also maintain general liability insurance but do not maintain business‑interruption insurance.  Among other insurance policies, we carry a U.S.$50.0 million insurance policy covering damages to our property resulting from certain terrorist acts and a U.S.$500 million policy covering personal and property damages to third parties.  We also carry a U.S.$200.0 million insurance policy covering damage to our assets and infrastructure.

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

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government.  The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers.  For example, approximately 65.0% of our total revenues in 2018 were earned from aeronautical services and approximately 76.0% of the sum of our aeronautical and non‑aeronautical revenues in 2018 were earned from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation and the specific prices that we negotiate with airlines for the provision of aeronautical services.  The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.  In evaluating our aeronautical revenues, we focus principally on workload units, which measure volume, and aeronautical revenues per workload unit, which measures the contribution to aeronautical revenues from each workload unit.

We also derive revenues from non‑aeronautical activities, which principally relate to the commercial activities carried out at our airports, such as the operation of parking facilities, advertising and the leasing of space to restaurants and retailers.  We also derive non‑aeronautical revenues from diversification activities, such as hotel services, air cargo logistics services and real estate services; and complementary activities, which principally include the leasing of space to airlines and operating our baggage‑screening system. Our revenues from non‑aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation (though they may be subject to regulation by other authorities). Our commercial revenues are principally affected by the passenger volume at our airports, the mix of commercial activities carried out at our airports and our ability to increase the rates we charge to those service providers. We evaluate our non‑aeronautical revenues by analyzing changes in diversification, commercial and complementary revenues.

During 2018, our business initiatives were focused on maximizing aeronautical revenues and increasing non‑aeronautical revenues through (i) the promotion of route development and the optimization of rates; (ii) improving the commercial offerings and the passenger experience inside our airport terminals; (iii) increasing the operations of our current diversification businesses related to airports, such as the Terminal 2 NH Collection Hotel at the Mexico City airport and the Hilton Garden Inn hotel at the Monterrey airport, our OMA Carga business and the OMA‑VYNMSA industrial park; and (iv) generating new sources of non‑aeronautical revenues through new diversification activities that we expect to increase our revenues in the coming years.

Recent Developments

Appointment of New Chief Executive Officer

On November 12, 2018, we appointed Ricardo Dueñas to be Chief Executive Officer, effective as of November 12, 2018. Mr. Ricardo Dueñas replaced Mr. Porfirio González, who retired from his position on the same date. For more information about Mr. Ricardo Dueñas’ prior experience, see “Item 6. Executive Officers.”

Appointment of New Members of Management

On July 19, 2018, we announced the appointment of (i) Adriana Díaz Galindo, as General Counsel; (ii) Enrique Navarro Manjarrez, as Director for Airport Operations; and (iii) Enrique Chacón Tinajero, as Director for Infrastructure and Maintenance, effective as of June 1, 2018, April 26, 2018 and June 12, 2018, respectively. For more information about the prior experience of the new members of management, see “Item 6. Executive Officers.”

Inclusion in Dow Jones Sustainability Index for Emerging Markets

We were selected to be included in the Dow Jones Sustainability Index (DJSI) for Emerging Markets for the third consecutive year. This index represents the highest standard for corporate sustainability based on economic, environmental, social and corporate governance criteria. This is the third time that we have been selected for inclusion in the DJSI, from among 802 companies in developed economies and emerging markets. Only three companies in Mexico are included in the index, of which only OMA is in the transportation sector. The selection represents an important achievement for us and our partners, shareholders and employees.

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

In addition, for the second consecutive year, we were included in the newly-launched Dow Jones Sustainability Index- MILA, among 140 companies in México, Perú, Chile and Colombia. Only thirteen Companies in México are included in the index, of which only OMA is in the transportation sector. The current DJSI-MILA is valid for one year.

New Terminal at Acapulco Airport

In May 2018, the new terminal building at Acapulco airport was inaugurated and started operations.  It has an 18,800 square-meter (202,362 square-foot) surface, with three levels and a mezzanine. The new terminal has the capacity to serve 1.3 million passengers per year and includes, among others, systems for operations, security, energy efficiency, passenger check-in and baggage screening. The project had a total investment of Ps.615 million since July 2016.

Operating Results

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps.19.6566 per U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2018.

Passenger and Cargo Volumes

In 2018, approximately 88.2% of the terminal passengers using our airports were domestic.  Domestic traffic increased by 10.4% and international traffic increased by 4.4% as compared to 2017.  In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States.  Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.

Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2016, 2017 and 2018, our 13 airports handled approximately 92,212, 98,634 and 100,914 metric tons of cargo, respectively.  The increase in 2018 was due to a 6.5% increase in cargo transportation at the Monterrey airport and a 43.7% increase in cargo transportation at the Culiacán airport. Increases in our cargo volume are beneficial to us for purposes of the maximum‑rate calculations, as cargo increases the number of our workload units.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
Domestic terminal passengers(1)	16,387.95	17,219.95	19,016.38
International terminal passengers(1)	2,375.69	2,442.06	2,550.02
Total terminal passengers(1)	18,763.64	19,662.01	21,566.40
Cargo units(1)	922.12	986.34	1,009.14
Total workload units(1)	19,685.76	20,648.35	22,575.54
Change in total terminal passengers(2)	10.9%	4.8%	9.7%
Change in workload units(2)	10.3%	4.9%	9.3%

Aeronautical revenues(3)	3,872,735	4,347,031	5,140,052
Change in aeronautical revenues(2)	27.7%	12.2%	18.2%
Aeronautical revenues per workload unit	196.7	210.5	227.7
Change in aeronautical revenues per workload unit(1)(2)	15.8%	7.0%	8.2%

Non-aeronautical revenues(3)	1,332,762	1,456,338	1,625,497
Change in non-aeronautical revenues(2)	19.9%	9.3%	11.6%
Non-aeronautical revenues per terminal passenger(4)	71.0	74.1	75.4
Change in non-aeronautical revenues per terminal passenger(2)	8.1%	4.3%	1.8%
Non-aeronautical revenues per terminal passenger, excluding hotel services(4)(5)	54.4	56.7	59.3
Change in non-aeronautical revenues per terminal passenger, excluding hotel services(2)(5)	4.4%	4.2%	4.6%

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

In 2018, we served 21.6 million terminal passengers, of which 19.0 million were domestic and 2.6 million were international. The increase in passengers in 2018 was principally due to an increase in the number of routes at several of our airports.

Classification of Revenues

We classify our revenues into three categories: revenues from aeronautical services, revenues from non‑aeronautical services and revenues from construction services.  Historically, a substantial majority of our total revenues have been derived from aeronautical services.  For example, in 2018, 65.0% of our total revenues were derived from aeronautical services, and the remainder of our revenues was derived from non‑aeronautical services and construction services.  Aeronautical services represented 76.0% of the sum of our aeronautical and non‑aeronautical revenues.

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

Our revenues from non‑aeronautical services are not subject to price regulation under our maximum rates and generally include revenues earned from:  (i) commercial activities, such as car parking (which may be subject to certain municipal regulations, but not to our maximum rates), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as advertising, retail operators, food and beverage providers, car rental companies, time‑share sales and promotions service providers, duty‑free operators and fees collected from other miscellaneous sources, such as financial services providers, telecommunications providers and other passenger services providers; (ii) diversification activities, which include revenues earned by the operation of the Terminal 2 NH Collection Hotel of Mexico City International Airport, OMA Carga operations (air cargo logistics services), the Hilton Garden Inn hotel at the Monterrey airport and real estate services; and (iii) complementary activities, which principally include our checked baggage‑screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations, as well as fees for access to federal zones.

We recognize revenues from construction services derived from the improvements made to airports that are included in our master development programs.  Construction service revenues related to the airport concession are determined based on negotiations between us and the Ministry of Communication and Transportation (recognized according to the percentage‑of‑completion method), as we construct or improve the airports based on the master development programs.  In 2018, revenues from improvements to concessioned assets accounted for 14.4% of our total revenues.

For a detailed description of the components of our aeronautical and non‑aeronautical revenue categories, see “Item 4. Information on the Company—Business Overview—Our Sources of Revenues.”

Fluctuations in the Peso

From December 31, 2015 to December 31, 2016, the peso depreciated by approximately 19.9%, from Ps.17.20 per U.S.$1.00 on December 31, 2015, to Ps.20.62 per U.S.$1.00 on December 31, 2016. From December 31, 2016 to December 31, 2017, the peso appreciated by approximately 4.7%, from Ps.20.62 per U.S.$1.00 on December 31, 2016, to Ps.19.64 per U.S.$1.00 on December 31, 2017. From December 31, 2017 to December 31, 2018, the peso remained the same at Ps.19.64 per U.S.$1.00. The peso appreciated, reaching Ps.18.77 per U.S.$1.00 on April 19, 2019.

International passengers and international flights pay tariffs denominated in U.S. dollars. However, these tariffs are generally collected in Mexican pesos 30 to 60 days following the date of each flight, and our maximum rates are set in Mexican pesos. Therefore, a significant depreciation of the Mexican peso as compared to the dollar during this 30 to 60 day period could result in us exceeding our maximum rates, which would be a violation of our concession. We attempt to set our U.S. dollar-denominated tariffs so as to avoid exceeding our maximum rates, and so far, fluctuations in the peso have not caused us to exceed our maximum rates or required us to issue rebates to avoid exceeding our maximum rates.

In addition, we have financial liabilities denominated in U.S. dollars, and a significant depreciation in the Mexican peso could result in higher debt balances when converted to Mexican pesos, thus resulting in foreign exchange losses.  We may also, from time to time, maintain cash balances denominated in U.S. dollars, in which cases a depreciation of the Mexican peso against the U.S. dollar could result in a foreign exchange gain. As of December 31, 2018, Ps.786 million of our cash balance was denominated in U.S. dollars.

As of December 31, 2018, international passenger charges amounted to Ps.1,061,793 thousand, and as of December 31, 2018, we had U.S.$13.2 million of liabilities denominated in U.S. dollars.

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

The following table sets forth our revenues from aeronautical services for the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Aeronautical revenues:
Domestic passenger charges	2,477,711	64.0%	2,801,751	64.5%	3,382,198	65.8%
International passenger charges	810,519	20.9%	921,539	21.2%	1,061,793	20.7%
Landing charges	167,298	4.3%	178,638	4.1%	205,787	4.0%
Platform for embarking and disembarking	118,004	3.0%	119,123	2.8%	136,852	2.7%
Aircraft parking charges on extended stay or overnight	33,242	0.9%	31,923	0.7%	36,402	0.7%
Domestic and international passenger and carry-on baggage check	37,925	1.0%	48,762	1.1%	54,570	1.1%
Aerocars and jetways	40,715	1.1%	44,234	1.0%	47,956	0.9%
Other airport services, leases and regulated access(1)	187,321	4.8%	201,061	4.6%	214,494	4.1%
Total aeronautical revenues	3,872,735	100.0%	4,347,031	100.0%	5,140,052	100.0%

(1)	Includes regulated access fees, leasing of space to airlines for their operations and leasing of space in the airside to cargo handling agents and shippers.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and the leasing of space to airlines, every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding fuel) ), as long as the total aeronautical revenues per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  See “Item 4. Information on the Company—Regulatory Framework—Price Regulation” for a description of our maximum rates and the rate-setting procedures for future periods. We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers.  Historically, our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers.  In 2018, passenger charges represented 86.5% of our aeronautical services revenues.  In 2018, aeronautical services represented 65.0% of our total revenues and 76.0% of the sum of our aeronautical and non‑aeronautical revenues.

Aeronautical revenue per workload unit is an indicator that is calculated by dividing total aeronautical revenues by the workload units for a given period. This indicator is affected annually, except for years in which the new maximum tariffs are set, by: (i) adjustment in the maximum rates for the efficiency factor and the Mexican producer price index (excluding fuel); (ii) increases and decreases in the relative number of workload units at each airport; and (iii) changes in total workload units per airport.

We, from time to time, seek to offer incentives, including discounts on charges for aeronautical services, to encourage carriers to establish new routes and take other measures expected to increase passenger traffic at our airports.  The Mexican Airport Law prevents discriminatory pricing, so incentives we offer must be available to any carrier meeting the conditions specified for those incentives. The main objective is to promote passenger growth in all of our airports.  We may continue to offer further incentives in the future.

Such initiatives undertaken in the future may not be carried out, and may not increase our passenger traffic volume or our revenues.

In 2018, our aeronautical revenues represented approximately 97.8% of the amount we were entitled to earn under the maximum rates applicable to all of our airports.  To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenues, this percentage could decrease.  We may not be able to collect substantially all of the revenues we are entitled to earn from services subject to price regulation in the future.

Non-Aeronautical Revenues

Non‑aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services.  Non-aeronautical revenues per terminal passenger are calculated by dividing total nonaeronautical revenues by the number of terminal passengers during the same period. The contribution to our total revenues from non‑aeronautical services was 20.6% in 2018.  Our non‑aeronautical revenues per terminal passenger increased from Ps.74.1 in 2017 to Ps.75.4 in 2018 due primarily to an increase in and improvement of diversification and commercial activities in all of our airports, especially our revenues from car parking, car rental, OMA Carga, baggage screening services, retail food and beverage and VIP lounges. Our non‑aeronautical revenues in 2018 represented 24.0% of the sum of our aeronautical and non‑aeronautical revenues, and our revenues from commercial activities per terminal passenger increased from Ps.35.4 in 2017 to Ps.36.8 in 2018, due primarily to an increase and improvement of commercial activities in all of our airports, especially our revenues from car parking, car rental, food and beverage operations, VIP lounges and retail.

Certain categories of non-aeronautical revenues are directly impacted by passenger traffic (for example car parking and rental, and food and beverage providers) while others are not (for example leasing of space, on which we earn at least a minimum fixed rent indexed to inflation each year, which may be increased by royalty-based payments as discussed below, or diversification revenues). Accordingly, non-aeronautical revenues do not always behave in the same manner as passenger traffic or workload units.

A substantial amount of our contracts with third-party tenants are royalty-based arrangements. Under a royalty-based contract, the amount tenants must pay is based on tenants’ revenues, subject to minimum guaranteed fixed amounts for the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Conversely, when the royalty-based amount is higher than the minimum guaranteed amount, the tenant will pay the former. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues only if, (i) prior to such decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount and (ii) the decrease in traffic volumes is such that it would cause the royalty-based amount to be lower than the minimum guaranteed amount for a given tenant. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit.

The following table sets forth our revenues from non-aeronautical activities for the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Non-aeronautical revenues:
Commercial activities:
Car parking charges	192,063	14.4%	200,948	13.8%	244,461	15.0%
Advertising	120,591	9.0%	106,045	7.3%	68,475	4.2%
Retail operations(1)	97,631	7.3%	106,908	7.3%	114,418	7.0%
Food and beverage	85,995	6.5%	101,577	7.0%	120,828	7.4%
Car rental operators	75,966	5.7%	92,770	6.4%	131,478	8.1%
Time share developers	13,967	1.0%	13,193	0.9%	14,115	0.9%
Financial services	6,457	0.5%	7,418	0.5%	9,255	0.6%
Communication and services	10,362	0.8%	13,604	0.9%	15,551	1.0%
Services to passenger	2,803	0.2%	2,662	0.2%	2,746	0.2%
VIP lounges	16,937	1.3%	20,453	1.4%	36,649	2.3%
Loyalty program	911	0.1%	—	—	—	—
Other commercial revenues(3)	26,787	2.0%	31,420	2.2%	36,607	2.3%
Total commercial activities	650,470	48.8%	696,998	47.9%	794,583	49.0%
Diversification activities:
Hotel services	311,679	23.4%	340,279	23.4%	344,307	21.2%
OMA Carga	132,211	9.9%	152,963	10.5%	177,396	10.9%
Real estate services	12,988	1.0%	12,328	0.8%	16,352	1.0%
Industrial services	4,952	0.4%	14,647	1.0%	26,340	1.6%
Other diversification revenues(3)	5,852	0.4%	4,405	0.3%	4,061	0.2%
Total diversification activities	467,682	35.1%	524,622	36.0%	568,456	34.9%
Complementary Activities:
Leasing of space(2)	67,784	5.1%	73,575	5.1%	74,887	4.6%
Access rights	13,984	1.0%	16,538	1.1%	18,023	1.1%
Documented baggage inspection	121,400	9.1%	132,262	9.1%	153,192	9.4%
Other complementary revenues(4)	11,442	0.9%	12,343	0.8%	16,356	1.0%
Total complementary activities	214,610	16.1%	234,718	16.1%	262,458	16.1%
Total revenues from non-aeronautical services	1,332,762	100.0%	1,456,338	100.0%	1,625,497	100.0%

(1)	Includes revenues from duty-free operations.

(2)	Includes the leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).

(3)	Other revenues consist mainly of recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports.

(4)	Other complementary revenues consist of the recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports, among others.

The majority of our non‑aeronautical revenues are derived from commercial activities, which represented 49.0% of our non‑aeronautical revenues in 2018.  Commercial activities include car parking charges (which may be subject to government regulation, but not to our maximum rates), rental and royalty payments from third parties operating retail stores and providing commercial services at our airports, such as advertising, food and beverage providers, car rentals, time‑share sales and promotions services, duty‑free stores and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers.

On an individual basis, our most important source of non‑aeronautical revenues is hotel services provided by both Terminal 2 NH Collection Hotel at the Mexico City International Airport and the Hilton Garden Inn Hotel at the Monterrey airport, which represented 21.2% of our non‑aeronautical revenues in 2018 and are part of our diversification activities.  Other than hotel services, diversification activities include OMA Carga operations (air and ground cargo logistics services) and real estate services.

Complementary activities represented 16.1% of our non‑aeronautical revenues in 2018.  These activities primarily include baggage‑screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations; as well as fees for access to federal zones.

Operating Costs

Our operating costs have been, and we believe that they will continue to be, funded entirely from our results of operations.  The following table sets forth our operating costs and certain other related information for the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
	Amount	% Change	Amount	% Change	Amount	% Change
	(in thousands of pesos, except percentages)
Operating Costs:
Cost of services:
Wages and salaries	203,912	6.4%	219,890	7.8%	231,753	5.4%
Maintenance	157,740	6.6%	184,246	16.8%	152,583	(17.2)%
Security and insurance	167,678	9.6%	176,197	5.1%	170,549	(3.2)%
Utilities (electricity, cleaning and water)	158,956	17.0%	189,238	19.1%	210,158	11.1%
Building lease	41,031	7.2%	45,181	10.1%	44,359	(1.8)%
Allowance for doubtful accounts	749	(168)	(10,561)	N/A	(5,960)	(43.6)%
Cost of hotel service	58,607	37.1%	65,034	11.0%	65,853	1.3%
Employee statutory profit sharing	2,121	(12.0)%	1,568	(26.1)%	1,099	(29.9)%
Equipment lease, fees and other	109,347	(12.8)%	110,272	0.8%	107,502	(2.5)%
Total cost of services	900,141	7.7%	981,065	9.0%	977,896	(0.3)%
Major maintenance provision	262,871	50.8%	291,038	10.7%	248,636	(14.6)%
Cost of construction	344,772	(0.9)%	1,326,458	284.7%	1,141,505	(13.9)%
Administrative expenses	642,345	15.1%	587,917	(8.5)%	563,151	(4.2)%
Right to use airport facilities	244,215	16.4%	271,331	11.1%	319,180	17.6%
Technical assistance fees	117,987	20.6%	135,074	14.5%	172,610	27.8%
Depreciation and amortization(1)	276,634	15.8%	299,205	8.2%	351,745	17.6%
Other income, net	(22,250)	221.1%	(1,380)	(93.8)%	(205)	(85.1)%
Total operating costs	2,766,715	12.6%	3,890,708	40.6%	3,774,518	(3.0)%

(1)	Depreciation reflects depreciation of fixed assets, and amortization reflects amortization of our concessions and rights to use airport facilities.

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

Every quarter, the major maintenance provision is revised to update the amount that has been provided for in order to keep the provision as accurate as possible. The provision could increase or decrease, as a result of certain events, such as, on the one hand, a contingency in an airport that requires immediate major maintenance or other maintenance that has been delayed or, on the other hand, an asset that does not need maintenance, in which case resources can be better used for other activities.

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

Technical Assistance Fee

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers technical assistance and technological and industry knowledge and experience to us in exchange for a fee. For more information about this agreement, see “Item 7. Major Shareholders and Related-Party Transactions—Related Party Transactions.” The technical assistance fee for each of 2001 and 2002 was fixed at U.S.$5.0 million (adjusted annually for U.S. inflation).  For the remainder of the original contract term, the fee was equal to the greater of U.S.$3.0 million adjusted annually for inflation (measured by the U.S. consumer price index) or 5% of our EBITDA.  Pursuant to the extension and amendment to the Technical Assistance Agreement signed on May 13, 2015, as of June 14, 2015, the fee was reduced to the greater of U.S.$3,478,000 (updated annually according to the U.S. consumer price index) and 4% of our EBITDA for the first three years of the extension and 3% of our EBITDA for the last two years of the extension.

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions.  In 2018, our depreciation and amortization expenses increased by 17.6%, as compared to 2017, primarily due to an increase in the investment to improve the concession’s assets during 2018.

The value of our concessions was determined in June 2000, when SETA won the bid to acquire Series BB shares currently representing 12.6% of our capital stock, based on the value assigned by the independent company INGENIAL.  In addition, we depreciate the value of certain fixed assets that we acquire or build at our airports pursuant to the investment requirements under our master development programs. For further information regarding depreciation and amortization expenses, refer to Notes  9 and 10 to our audited consolidated financial statements.

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

Capital Expenditures

In 2018, capital expenditures were Ps.1,314,363 thousand.  We funded our capital expenditures through cash flows from operations, and we believe that we will continue to fund them through cash flow from operations, as well as new debt, in the future.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Taxation

The recognition of a deferred tax asset from previous years represented Ps.7,691 thousand for the year ended December 31, 2018.  As a result, in 2018, we had an effective tax rate of 28.1%.

The statutory Mexican corporate income tax rate in 2018, 2017 and 2016 was 30.0%.

A withholding tax at a rate of 10% on the gross amount of dividends distributed to non‑Mexican holders with respect to our Series B shares and our ADSs was enacted as part of the 2013 tax reforms.  For a further discussion of the withholding tax, see “Item 10. Additional Information—Taxation—Taxation of Dividends.”

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso devalued or appreciated against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate and the percentage that Mexican GDP changed as compared to the previous period:

	For the Year Ended December 31,
	2017	2018
Depreciation of the Mexican peso as computed to the U.S. dollar(1)	(4.7)%	—%
Mexican inflation rate(2)	6.8%	4.8%
U.S. inflation rate(3)	2.1%	1.9%
Increase in Mexican GDP(4)	2.0%	2.0%

(1)    Based on changes in the noon buying rate for Mexican pesos, as published by the U.S. Federal Reserve at the end of each period, which were as follows:  Ps.19.64 per U.S.$1.00 as of December 31, 2017 and Ps.19.64 per U.S.$1.00 as of December 31, 2018.

(2)    Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican Central Bank.  The year‑end Mexican Consumer Price Index was 98.2729 in 2017 and 103.0200 in 2018.

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

Passenger charges.  Passenger charges for international passengers are currently denominated in U.S. dollars (although invoiced and paid in Mexican pesos), while passenger charges for domestic passengers are denominated in pesos. Consequently, an appreciation of the peso against the U.S. dollar could cause declines in our revenues from passenger charges for international passengers and consequently our aeronautical revenues. This would also produce a decline in peso-denominated revenues when compared with the previous year, because our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars but are generally invoiced and paid for in Mexican pesos based on the average exchange rate for the month prior to each flight on which the charge is incurred.

Exchange gains and losses.  Our consolidated statement of comprehensive income reflects gains and losses from foreign exchange transactions and could be impacted by exchange rates (to the extent of our foreign currency transactions). A portion of our indebtedness is denominated in U.S. dollars. Given that a substantial portion of our revenues are collected or converted into Mexican pesos, a depreciation in the peso as against the dollar would result in us having to spend more pesos for payment of dollar-denominated indebtedness, whereas an appreciation of the peso would result in us spending fewer pesos for dollar-denominated indebtedness payments.In addition, our cash balance may be, from time to time, denominated in U.S. dollars, in which cases a depreciation of the Mexican peso against the U.S. dollar could result in a foreign exchange gain.

Cash flows.  Our cash flows are affected by changes in exchange rates as a result of holding monetary assets and liabilities in foreign currencies.

Maximum rates in Mexican pesos. The tariffs for the services that we provide for international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight. Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the subsequent termination of one or more of our concessions. In addition, if the Mexican peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

Operating Results by Segment

The following table sets forth our results of operations for the periods indicated for each of our airports, our hotel services and our industrial services.

	For the Year Ended December 31,
	2016	2017	2018
	(in thousands of pesos, except percentages)
Metropolitan Destination
Monterrey:
Revenues:
Aeronautical services	1,799,823	2,046,097	2,447,993
Non-aeronautical services	560,016	547,586	649,393
Construction services	97,631	367,214	232,698
Total revenues	2,457,470	2,960,897	3,330,084
Operating costs:
Costs and administrative expenses	343,052	365,806	383,309
Major maintenance provision	64,794	72,284	56,985
Construction costs	97,631	367,214	232,698
Depreciation and amortization	76,016	84,142	103,454
Solidarity fee	1,402,061	1,552,711	1,738,583
Total operating costs	1,983,554	2,442,157	2,515,029
Income from operations	473,916	518,740	815,055
Operating margin(1)	19.3%	17.5%	24.5%

	For the Year Ended December 31,
	2016	2017	2018
	(in thousands of pesos, except percentages)
Tourist Destinations
Acapulco:
Revenues:
Aeronautical services	149,214	158,448	182,663
Non-aeronautical services	30,446	34,089	34,279
Construction services	76,772	372,253	279,099
Total revenues	256,432	564,790	496,041
Operating costs:
Costs and administrative expenses	37,435	60,628	59,847
Major maintenance provision	2,934	8,476	9,211
Construction costs	76,772	372,253	279,099
Depreciation and amortization	19,466	20,105	33,125
Solidarity fee	80,364	64,795	71,299
Total operating costs	216,971	526,257	452,581
Income from operations	39,461	38,533	43,460
Operating margin(1)	15.4%	6.8%	8.8%

Mazatlán:
Revenues:
Aeronautical services	221,522	249,479	276,126
Non-aeronautical services	46,879	47,819	46,754
Construction services	19,527	30,204	31,308
Total revenues	287,928	327,502	354,188
Operating costs:
Costs and administrative expenses	53,470	61,073	64,062
Major maintenance provision	12,490	16,913	16,297
Construction costs	19,527	30,204	31,308
Depreciation and amortization	15,458	15,814	16,594
Solidarity fee	131,931	144,031	144,273
Total operating costs	232,876	268,035	272,534
Income from operations	55,052	59,467	81,654
Operating margin(1)	19.1%	18.2%	23.1%

Zihuatanejo:
Revenues:
Aeronautical services	141,091	167,550	167,578
Non-aeronautical services	26,280	27,334	22,934
Construction services	25,699	28,039	13,534
Total revenues	193,070	222,923	204,046
Operating costs:
Costs and administrative expenses	28,391	42,645	43,740
Major maintenance provision	17,170	20,566	17,228
Construction costs	25,699	28,039	13,534
Depreciation and amortization	16,680	17,347	18,266
Solidarity fee	69,185	75,351	67,683
Total operating costs	157,125	183,948	160,451
Income from operations	35,945	38,975	43,595
Operating margin(1)	18.6%	17.5%	21.4%

	For the Year Ended December 31,
	2016	2017	2018
	(in thousands of pesos, except percentages)
Regional Destinations
Chihuahua:
Revenues:
Aeronautical services	272,921	308,746	364,755
Non-aeronautical services	48,374	52,742	56,128
Construction services	16,061	122,412	141,546
Total revenues	337,356	483,900	562,429
Operating costs:
Costs and administrative expenses	51,000	58,522	60,372
Major maintenance provision	28,066	18,446	20,392
Construction costs	16,061	122,412	141,546
Depreciation and amortization	11,853	12,683	13,462
Solidarity fee	166,118	199,542	222,676
Total operating costs	273,098	411,605	458,448
Income from operations	64,258	72,295	103,981
Operating margin(1)	19.0%	14.9%	18.5%

Culiacán:
Revenues:
Aeronautical services	351,096	409,399	539,540
Non-aeronautical services	48,280	53,296	57,313
Construction services	9,608	43,362	33,888
Total revenues	408,984	506,057	630,741
Operating costs:
Costs and administrative expenses	66,614	71,442	76,788
Major maintenance provision	11,251	10,368	10,514
Construction costs	9,608	43,362	33,888
Depreciation and amortization	16,006	16,147	17,408
Solidarity fee	225,630	272,181	346,376
Total operating costs	329,109	413,500	484,974
Income from operations	79,875	92,557	145,767
Operating margin(1)	19.5%	18.3%	23.1%

Durango:
Revenues:
Aeronautical services	98,550	100,884	112,310
Non-aeronautical services	11,026	11,061	10,822
Construction services	4,381	19,974	13,788
Total revenues	113,957	131,919	136,920
Operating costs:
Costs and administrative expenses	22,816	26,242	24,949
Major maintenance provision	14,649	18,130	13,951
Construction costs	4,381	19,974	13,788
Depreciation and amortization	5,965	6,140	6,558
Solidarity fee	47,129	39,045	48,335
Total operating costs	94,940	109,531	107,581
Income from operations	19,017	22,388	29,339
Operating margin(1)	16.7%	17.0%	21.4%

	For the Year Ended December 31,
	2016	2017	2018
	(in thousands of pesos, except percentages)
San Luis Potosí:
Revenues:
Aeronautical services	130,337	149,823	167,030
Non-aeronautical services	23,666	24,603	30,275
Construction services	24,456	108,756	231,726
Total revenues	178,459	283,182	429,031
Operating costs:
Costs and administrative expenses	26,310	28,283	30,189
Major maintenance provision	28,384	29,556	30,698
Construction costs	24,456	108,757	231,726
Depreciation and amortization	7,105	7,934	8,711
Solidarity fee	61,403	79,575	88,041
Total operating costs	147,658	254,105	389,365
Income from operations	30,801	29,077	39,666
Operating margin(1)	17.3%	10.3%	9.2%

Tampico:
Revenues:
Aeronautical services	162,389	171,550	190,502
Non-aeronautical services	22,735	25,859	26,891
Construction services	32,053	46,742	26,169
Total revenues	217,177	244,151	243,562
Operating costs:
Costs and administrative expenses	38,053	40,495	46,136
Major maintenance provision	10,782	14,583	8,327
Construction costs	32,053	46,742	26,169
Depreciation and amortization	6,567	7,697	8,605
Solidarity fee	92,697	95,152	106,706
Total operating costs	180,152	204,669	195,943
Income from operations	37,025	39,482	47,619
Operating margin(1)	17.0%	16.2%	19.6%

Torreón:
Revenues:
Aeronautical services	151,251	156,158	184,396
Non-aeronautical services	20,087	22,478	22,655
Construction services	5,722	20,017	19,991
Total revenues	177,060	198,653	227,042
Operating costs:
Costs and administrative expenses	31,367	33,931	36,732
Major maintenance provision	16,916	19,361	11,198
Construction costs	5,722	20,017	19,991
Depreciation and amortization	8,515	8,726	9,426
Solidarity fee	80,272	80,878	100,811
Total operating costs	142,792	162,913	178,158
Income from operations	34,268	35,740	48,884
Operating margin(1)	19.4%	18.0%	21.5%

Zacatecas:
Revenues:
Aeronautical services	87,616	95,153	105,626
Non-aeronautical services	10,120	12,172	11,935
Construction services	7,677	19,174	9,656
Total revenues	105,413	126,499	127,217
Operating costs:
Costs and administrative expenses	24,425	29,231	25,056
Major maintenance provision	17,315	19,843	10,230
Construction costs	7,677	19,174	9,656
Depreciation and amortization	6,656	6,815	7,460
Solidarity fee	29,793	32,082	47,148
Total operating costs	85,866	107,145	99,550
Income from operations	19,547	19,354	27,667
Operating margin(1)	18.5%	15.3%	21.7%

	For the Year Ended December 31,
	2016	2017	2018
	(in thousands of pesos, except percentages)
Border Destinations
Ciudad Juárez:
Revenues:
Aeronautical services	208,042	244,891	310,892
Non-aeronautical services	34,351	40,676	45,287
Construction services	9,905	31,917	9,096
Total revenues	252,298	317,484	365,275
Operating costs:
Costs and administrative expenses	50,427	48,449	49,809
Major maintenance provision	24,025	31,042	30,915
Construction costs	9,905	31,917	9,096
Depreciation and amortization	10,334	11,104	11,631
Solidarity fee	109,129	137,857	174,273
Total operating costs	203,820	260,369	275,724
Income from operations	48,478	57,115	89,551
Operating margin(1)	19.2%	18.0%	24.5%

Reynosa:
Revenues:
Aeronautical services	113,506	104,311	106,867
Non-aeronautical services	14,150	15,094	14,810
Construction services	23,847	127,353	144,830
Total revenues	151,503	246,758	266,507
Operating costs:
Costs and administrative expenses	24,558	29,074	24,833
Major maintenance provision	19,240	11,471	12,690
Construction costs	23,847	127,353	144,830
Depreciation and amortization	6,290	6,616	7,909
Solidarity fee	52,029	48,363	46,141
Total operating costs	125,964	222,877	236,403
Income from operations	25,539	23,881	30,104
Operating margin(1)	16.9%	9.7%	11.3%

(1)	We determine operating margin per airport by dividing income from operations at each airport by total revenues for that airport.

	For the Year Ended December 31,
	2016	2017	2018
	(in thousands of pesos, except percentages)
Hotels
Terminal 2 NH Collection Hotel:
Revenues:
Non-aeronautical services	227,884	250,777	246,065
Equity method (1)	520	(207)	476
Total revenues	228,404	250,570	246,541
Operating costs:
Costs and administrative expenses	139,070	153,974	156,322
Depreciation and amortization	20,739	20,799	22,969
Total operating costs	159,809	174,773	179,291
Income from operations	68,595	75,797	67,250
Operating margin	30.0%	30.2%	27.3%

Hilton Garden Inn Hotel:
Revenues:
Non-aeronautical services	83,625	90,875	100,051
Equity method (1)	221	231	203
Total revenues	83,846	91,106	100,254
Operating costs:
Costs and administrative expenses	52,563	55,315	60,440
Depreciation and amortization	9,061	10,111	10,840
Total operating costs	61,624	65,426	71,280
Income from operations	22,222	25,680	28,974
Operating margin	26.5%	28.2%	28.9%

	For the Year Ended December 31,
	2016	2017	2018
	(in thousands of pesos, except percentages)
Industrial Park
OMA-Vynmsa Aero Industrial Park:
Revenues:
Non-aeronautical services	4,952	12,914	28,190
Total revenues	4,952	12,914	28,190
Operating costs:
Costs and administrative expenses	4,599	5,481	5,654
Depreciation and amortization	3,416	9,200	14,260
Total operating costs	8,015	14,681	19,914
Income (loss) from operations	(3,063)	(1,767)	8,276
Operating margin	(61.9)%	(13.7)%	29.4%

(1)	Equity method revenue is eliminated in full on consolidation.

Summary Historical Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated:

	Year Ended December 31,
	2016	2017		2018
	Amount	Amount	% Change	Amount	% Change
	(in thousands of pesos, except percentages)
Revenues:
Aeronautical services	3,872,735	4,347,031	12.2%	5,140,052	18.2%
Non-aeronautical services	1,332,762	1,456,338	9.3%	1,625,497	11.6%
Construction services	344,772	1,326,458	284.7%	1,141,505	(13.9)%
Total revenues	5,550,269	7,129,827	28.5%	7,907,054	10.9%
Operating costs and expenses:
Cost of services	900,141	981,065	9.0%	977,896	(0.3)%
Major maintenance provision	262,871	291,038	10.7%	248,636	(14.6)%
Construction costs	344,772	1,326,458	284.7%	1,141,505	(13.9)%
Administrative expenses	642,345	587,917	(8.5)%	563,151	(4.2)%
Concession taxes	244,215	271,331	11.1%	319,180	17.6%
Technical assistance fees	117,987	135,074	14.5%	172,610	27.8%
Depreciation and amortization	276,634	299,205	8.2%	351,745	17.6%
Other income	(22,250)	(1,380)	(93.8)%	(205)	(85.1)%
Total operating costs and expenses	2,766,715	3,890,708	40.6%	3,774,518	(3.0)%
Income from operations	2,783,554	3,239,119	16.4%	4,132,536	27.6%
Interest expense, net	(131,094)	(225,532)	72.0%	(131,466)	(41.7)%
Exchange loss, net	(29,177)	(63,072)	116.2%	(15,488)	(75.4)%
Income before income taxes	2,623,283	2,950,515	12.5%	3,985,582	35.1%
Income taxes	746,782	813,073	8.9%	1,121,403	37.9%
Consolidated net income	1,876,501	2,137,442	13.9%	2,864,179	34.0%

Other operating data:
Operating margin(1)	50.2%	45.4%	N/A	52.3%	N/A
Net margin(2)	33.8%	30.0%	N/A	36.2%	N/A

(1)	Income from operations divided by total revenues, expressed as a percentage.

(2)	Consolidated net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year Ended December 31, 2018, Compared to the Year Ended December 31, 2017.

Consolidated Revenues

Total revenues for 2018 were Ps.7,907,054 thousand, 10.9% higher than the Ps.7,129,827 thousand recorded in 2017, primarily as a result of an increase in both aeronautical and non‑aeronautical revenues.  The sum of aeronautical and non‑aeronautical revenues in 2018 increased by 16.6% as compared to 2017.

Aeronautical revenues increased by 18.2% to Ps.5,140,052 thousand in 2018, as compared to Ps.4,347,031 thousand in 2017, due primarily to an increase in passenger charges from Ps. 3,723,290 thousand in 2017 to Ps. 4,443,991 thousand in 2018, attributable to a 9.7% increase in passenger traffic.  Aeronautical revenues per workload unit in 2018 were Ps.227.5 compared to Ps.210.5 in 2017, an increase of 8.1%.

Non‑aeronautical revenues increased by 11.6% from Ps.1,456,338 thousand in 2017 to Ps.1,625,497 thousand in 2018, due primarily to the diversification and expansion of our commercial activities.  Non‑aeronautical revenues per terminal passenger increased by 1.8%, from Ps.74.1 in 2017 to Ps.75.4 in 2018, due primarily to the development and implementation of the commercial and diversification initiatives mentioned under “Item 4. Information on the Company–Business Overview–Our Sources of Revenues.”

Revenues from construction services in 2018 were Ps.1,141,505 thousand, an decrease of 13.9% from Ps.1,326,458 thousand recognized in 2017, primarily as a result of  the progress of improvements of concession assets, principally in the Acapulco, Monterrey, San Luis Potosí and Reynosa airports.

Our revenues are highly dependent on the volume of passenger traffic.  We have reasonable expectations that passenger traffic will continue to increase in the upcoming years.

Revenues by Segment

On an airport-by-airport basis, the principal contributors to total revenues in 2018 were the Monterrey airport (Ps.3,330,084 thousand), the Culiacán airport (Ps.630,741 thousand), the Chihuahua airport (Ps.562,429 thousand), the Ciudad Juárez airport (Ps.365,275 thousand), the Mazatlán airport (Ps.354,188 thousand), the Tampico airport (Ps.243,562 thousand), and the Torreón airport (Ps.227,042 thousand).  Historically, Monterrey, Culiacán and Chihuahua have been our three principal contributors to revenues, and we expect this trend to continue in the future.

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 19.6% from Ps.2,046,097 thousand in 2017 to Ps.2,447,993 thousand in 2018, due primarily to a 21.0% increase in passenger charges, as a result of a 9.8% increase in passenger traffic.  Non-aeronautical revenues increased by 18.6% from Ps.547,586 thousand in 2017 to Ps.649,393 thousand in 2018, due primarily to a 30.9% increase in car parking, 58.6% increase in car rental, 20.1% increase in food and beverage and a 70.8% increase in VIP lounges.The sum of aeronautical and non‑aeronautical revenues increased by 19.4% from Ps.2,593,683 thousand in 2017 to Ps.3,097,386 thousand in 2018.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 8.9% from Ps.251.8 in 2017 to Ps.274.2 in 2018, principally due to the increase in aeronautical revenues.

Tourist Destinations

At the Acapulco airport, aeronautical revenues increased by 15.3% from Ps.158,448 thousand in 2017 to Ps.182,663 thousand in 2018, due primarily to a 15.7% increase in passenger charges, as a result of a 7.9% increase in passenger traffic.  Non‑aeronautical revenues increased by 0.6% from Ps.34,089 thousand in 2017 to Ps.34,279 thousand in 2018, due primarily to a 36.8% increase in car rental.  The sum of aeronautical and non‑aeronautical revenues increased by 12.7% from Ps.192,537 thousand in 2017 to Ps.216,942 thousand in 2018.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 4.5% from Ps.279.6 in 2017 to Ps.292.3 in 2018, principally due to an increase in aeronautical revenues.

At the Mazatlán airport, aeronautical revenues increased by 10.7% from Ps.249,479 thousand in 2017 to Ps.276,126 thousand in 2018, due primarily to a 10.9% increase in passenger charges, as a result of a 4.5% increase in passenger traffic.  Non‑aeronautical revenues decreased by 2.2% from Ps.47,819 thousand in 2017 to Ps. 46,754 thousand in 2018, due primarily to an 87.7% decrease in advertising.  The sum of aeronautical and non‑aeronautical revenues increased by 8.6% from Ps.297,298 thousand in 2017 to Ps.322,880 thousand in 2018.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 4.5% from Ps.292.5 in 2017 to Ps.305.7 in 2018, principally due to the increase in aeronautical revenues.

At the Zihuatanejo airport, aeronautical revenues remain unchanged from Ps.167,550 thousand in 2017 to Ps.167,578 thousand in 2018, due primarily to a 2.8% increase in domestic passenger charges, effect that was offset by  a 5.3% decrease in passenger traffic.  Non‑aeronautical revenues decreased by 16.1% from Ps.27,334 thousand in 2017 to Ps.22,934 thousand in 2018, due primarily to an 89.4% decrease in advertising.  The sum of aeronautical and non‑aeronautical revenues increased by 2.2% from Ps.194,884 thousand in 2017 to Ps.190,512 thousand in 2018.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 3.1% from Ps.324.9 in 2017 to Ps.335.1 in 2018.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 18.1% from Ps.308,746 thousand in 2017 to Ps.364,755 thousand in 2018, due primarily to a 19.3% increase in passenger charges, as a result of a 10.4% increase in passenger traffic.  Non‑aeronautical revenues increased by 6.4% from Ps.52,742 thousand in 2017 to Ps.56,128 thousand in 2018, due primarily to the opening of a new VIP lounge in September 2017 and a 36.9% increase in car rental.  The sum of aeronautical and non‑aeronautical revenues increased by 16.4% from Ps.361,488 thousand in 2017 to Ps.420,883 thousand in 2018.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 5.9% from Ps.245.1 in 2017 to Ps.259.5 in 2018, principally due to the increase in aeronautical and non-aeronautical revenues.

At the Culiacán airport, aeronautical revenues increased by 31.8% from Ps.409,399 thousand in 2017 to Ps.539,540 thousand in 2018, due primarily to a 32.9% increase in passenger charges, as a result of a 18.9% increase in passenger traffic. Non-aeronautical revenues increased by 7.5% from Ps.53,296 thousand in 2017 to Ps.57,313 thousand in 2018, due primarily to a 32.9% increase in car rental, a 18.5% increase in food and beverage, and a 10.2% increase in car parking.  The sum of aeronautical and non‑aeronautical revenues increased by 29.0% from Ps.462,695 thousand in 2017 to Ps.596,853 thousand in 2018.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 8.6% from Ps.237.4 in 2017 to Ps.257.7 in 2018, principally due to the increase in aeronautical and non-aeronautical revenues.

At the Durango airport, aeronautical revenues increased by 11.3% from Ps.100,884 thousand in 2017 to Ps.112,310 thousand in 2018, due primarily to a 13.6% increase in passenger charges, as a result of a 5.8% increase in passenger traffic.  Non‑aeronautical revenues decreased by 2.2% from Ps.11,061 thousand in 2017 to Ps.10,822 thousand in 2018, due primarily to an 87.0% decrease in advertising.  The sum of aeronautical and non‑aeronautical revenues increased by 10.0% from Ps.111,945 thousand in 2017 to Ps.123,132 thousand in 2018.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 3.9% from Ps.280.4 in 2017 to Ps.291.4 in 2018, principally due to the increase in aeronautical revenues.

At the San Luis Potosí airport, aeronautical revenues increased by 11.5% from Ps.149,823 thousand in 2017 to Ps.167,030 thousand in 2018, due primarily to a 13.7% increase in passenger charges, as a result of a 13.2% increase in passenger traffic.  Non‑aeronautical revenues increased by 23.1% from Ps.24,603 thousand in 2017 to Ps.30,275 thousand in 2018, due primarily to a 34.8% increase in car rental and a 24.7% increase in car parking.  The sum of aeronautical and non‑aeronautical revenues increased by 13.1% from Ps.174,426 thousand in 2017 to Ps.197,305 thousand in 2018.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 6.2% from Ps.212.6 in 2017 to Ps.225.7 in 2018, principally due to the increase in aeronautical and non-aeronautical revenues.

At the Tampico airport, aeronautical revenues increased by 11.0% from Ps.171,550 thousand in 2017 to Ps.190,502 thousand in 2018, due primarily to a 10.4% increase in passenger charges, as a result of a 2.7% increase in passenger traffic. Non‑aeronautical revenues increased by 4.0% from Ps.25,859 thousand in 2017 to Ps.26,891 thousand in 2018, due primarily to a 25.1% increase in car rental.  The sum of aeronautical and non‑aeronautical revenues increased by 10.1% from Ps.197,409 thousand in 2017 to Ps.217,393 thousand in 2018.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 7.2% from Ps.274.0 in 2017 to Ps.293.8 in 2018, principally due to the increase in aeronautical and non-aeronautical revenues.

At the Torreón airport, aeronautical revenues increased by 18.1% from Ps.156,158 thousand in 2017 to Ps.184,396 thousand in 2018, due primarily to a 19.7% increase in passenger charges.  Non‑aeronautical revenues increased by 0.8% from Ps.22,478 thousand in 2017 to Ps.22,655 thousand in 2018, due primarily to a 24.2% increase in car rental.  The sum of aeronautical and non‑aeronautical revenues increased by 15.9% from Ps.178,636 thousand in 2017 to Ps.207,051 thousand in 2018.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 4.9% from Ps.284.6 in 2017 to Ps.298.5 in 2018, principally due to the increase in aeronautical revenues.

At the Zacatecas airport, aeronautical revenues increased by 11.0% from Ps.95,153 thousand in 2017 to Ps.105,626 thousand in 2018, due primarily to a 10.5% increase in passenger charges, as a result of a 5.0% increase in passenger traffic. Non‑aeronautical revenues decreased by 1.9% from Ps.12,172 thousand in 2017 to Ps.11,935 thousand in 2018, due primarily to a 75.4% decrease in advertising.  The sum of aeronautical and non‑aeronautical revenues increased by 9.5% from Ps.107,325 thousand in 2017 to Ps.117,61 thousand in 2018.  The sum of aeronautical and non‑aeronautical revenues per workload unit at the Zacatecas airport increased by 4.3% from Ps.307.1 in 2017 to Ps.320.3 in 2018, principally due to the increase in aeronautical revenues.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 27.0% from Ps.244,891 thousand in 2017 to Ps.310,892 thousand in 2018, due primarily to a 28.5% increase in passenger charges, as a result of a 16.3% increase in  passenger traffic.  Non‑aeronautical revenues increased by 11.3% from Ps.40,676 thousand in 2017 to Ps.45,287 thousand in 2018, due primarily to a 19.3% increase in car parking, a 33.7% increase in car rental, and a 67.8% increase in OMA Carga.  The sum of aeronautical and non‑aeronautical revenues increased by 24.7% from Ps.285,567 thousand in 2017 to Ps.356.179 thousand in 2018.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 7.5% from Ps.235.8 in 2017 to Ps.253.5 in 2018, principally due to the increase in aeronautical and non-aeronautical revenues.

At the Reynosa airport, aeronautical revenues increased by 2.5% from Ps.104,311 thousand in 2017 to Ps.106,867 thousand in 2018, due primarily to a 3.7%% increase in passenger charges, as a result of an increase in aeronautical tariffs. Non‑aeronautical revenues decreased by 1.9% from Ps.15,094 thousand in 2017 to Ps.14,810 thousand in 2018, due primarily to an 89.2% decreased in advertising.  The sum of aeronautical and non‑aeronautical revenues increased by 1.9% from Ps.119,405 thousand in 2017 to Ps.121,677 thousand in 2018.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 5.9% from Ps.243.3 in 2017to Ps.257.5 in 2018, due to the increase in aeronautical revenues.

Hotels

At our Terminal 2 NH Collection Hotel, total revenues decreased by 1.9% from Ps.250,777 thousand in 2017 to Ps.246,065 thousand in 2018, due primarily to a 3.1% decrease in the annual average occupancy rate from 86.3% to 83.5%.  The revenues of the Terminal 2 NH Collection Hotel are dependent on passenger traffic traveling to and from the Mexico City International Airport.

At our Hilton Garden Inn Hotel at the Monterrey airport, total revenues increased by 10.1% from Ps.90,875 thousand in 2017 to Ps.100,051 thousand in 2018, due primarily to an 8.2% increase in the annual average rate per room from Ps.2,010 to Ps.2,175.  The revenues of the Hilton Garden Inn Hotel are dependent on passenger traffic traveling to and from the Monterrey international airport.

Industrial Park

At our OMA-VYNMSA Aero Industrial Park, total revenues increased by 118.3% from Ps.12,914 thousand in 2017 to Ps.28,190 thousand in 2018, due primarily to an increase in the number of leased commercial warehouses.  As of the date of this report, we have one warehouse and a 4,080 square-meter (43,917 square-feet) expansion under construction. One of our existing warehouses and the warehouse under construction are already in process of commercialization.

Operating Results

Cost of Services

Our cost of services decreased by 0.3% from Ps.981,065 thousand in 2017 to Ps.977,896 thousand in 2018, mainly  as a result of cost savings initiatives, that resulted in a 17.2% decrease in minor maintenance and a 3.2% decrease in security and insurance. As a percentage of the sum of aeronautical and non‑aeronautical revenues, cost of services decreased from 16.9% in 2017 to 14.5% in 2018.

Major maintenance provision

Our major maintenance provision decreased from Ps.291,038 thousand in 2017 to Ps.248,636 thousand in 2018, due to new estimates of major maintenance requirements in our airports in 2018,  and due to inflation adjustments based on the Mexican producer price index (excluding fuel).

Administrative Expenses

Our administrative expenses decreased by 4.2% from Ps.587,917 thousand in 2017 to Ps.563,151 thousand in 2018, due primarily to a 34.9% decrease in commercial development related fees and a 46.5% decrease in travel expenses.

Technical Assistance Fee

Our technical assistance fee, which is paid in U.S. dollars, increased by 27.8% from Ps.135,074 thousand in 2017 to Ps.172,610 thousand in 2018, reflecting an increase in revenues.

Concession Tax

Our concession tax increased by 17.6% from Ps.271,331 thousand in 2017 to Ps.319,180 thousand in 2018, as a result of an increase in aeronautical and non-aeronautical revenues.

Depreciation and Amortization

Our 17.6% increase in depreciation and amortization, from Ps.299,205 thousand in 2017 to Ps.351,745 thousand in 2018, was principally due to an increase in the investment to improve the concession’s assets during 2018.

Income from Operations

On a consolidated basis, our operating income increased by 27.6% from Ps.3,239,119 thousand in 2017 to Ps.4,132,536 thousand in 2018, due primarily to a 10.9% increase in total revenue, due to a 3.0% decrease in total cost.  Our operating margin increased from 45.4% in 2017 to 52.3% in 2018, and considering only the sum of our aeronautical and non‑aeronautical revenues, our operating margin increased from 55.8% in 2017 to 61.1% in 2018.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “Item 5. Operating and Financial Review and Prospects—Operating Results—Solidarity Fees.”  In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2018 were the Monterrey airport (Ps.815,055 thousand), the Culiacán airport (Ps.145,767 thousand), the Chihuahua airport (Ps.103,981 thousand), the Ciudad Juárez airport (Ps.89,551 thousand), the Mazatlán airport (Ps.81,654 thousand), and the Torreón airport (Ps.48,884 thousand).

Metropolitan Destination

Operating income for the Monterrey airport increased by 57.1% from Ps.518,740 thousand in 2017 to Ps.815,055 thousand in 2018, due primarily to an increase in aeronautical and non-aeronautical revenues that offset the increase in operating costs.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps.1,552,711 thousand in 2017 to Ps.1,738,583 thousand in 2018, due to an increase in aeronautical operations.

Tourist Destinations

Operating income for the Acapulco airport increased by 12.8% from Ps.38,533 thousand in 2017 to Ps.43,460 thousand in 2018, due primarily to an increase in aeronautical and non-aeronautical revenues.  The decrease in operating costs mainly reflected a 1.3% decrease in cost and administrative expenses due to minor maintenance requirements that decreased from Ps.18,824 thousand in 2017 to Ps.11,578 thousand in 2018.

Operating income for the Mazatlán airport increased by 37.3% from Ps.59,467 thousand in 2017 to Ps.81,654 thousand in 2018, due primarily to an increase in aeronautical revenues.  The increase in operating costs mainly reflected an increase in utilities from Ps.10,503 thousand in 2017 to Ps.13,269 thousand in 2018, due to an increase in the electricity prices during 2018.

Operating income for the Zihuatanejo airport increased by 11.9% from Ps.38,975 thousand in 2017 to Ps.43,595 thousand in 2018, due primarily to a decrease in operating costs. The decrease in operating costs mainly reflected a 10.2% decrease in solidarity fees, from Ps.75,351 thousand in 2017 to Ps.67,683 thousand in 2018, due to a decrease in non-aeronautical revenues.

Regional Destinations

Operating income for the Chihuahua airport increased by 43.8% from Ps.72,295 thousand in 2017 to Ps.103,981 thousand in 2018, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps.199,542 thousand in 2017 to Ps.222,676 thousand in 2018, due to an increase in revenues.

Operating income for the Culiacán airport increased by 57.5% from Ps.92,557 thousand in 2017 to Ps.145,767 thousand in 2018, due primarily to an increase in aeronautical and non-aeronautical revenues. The increase in operating costs mainly reflected an increase in solidarity fees from Ps.272,181 thousand in 2017 to Ps.346,376 thousand in 2018, due to an increase in revenues.

Operating income for the Durango airport increased by 31.0% from Ps.22,388 thousand in 2017 to Ps.29,339 thousand in 2018, due primarily to an increase in aeronautical revenues. The decrease in operating costs mainly reflected a reduction in costs and administrative expenses, from Ps.26,242 thousand in 2017 to Ps.24,949 thousand in 2018.

Operating income for the San Luis Potosí airport increased by 36.4% from Ps.29,077 thousand in 2017 to Ps.39,666 thousand in 2018, due primarily to an increase in aeronautical and non-aeronautical revenues. The increase in operating costs mainly reflected an increase in solidarity fees from Ps.79,575 thousand in 2017 to Ps.88,041 thousand in 2018, due to increase in revenues.

Operating income for the Tampico airport increased by 20.6% from Ps.39,482 thousand in 2017 to Ps.47,619 thousand in 2018, due primarily to an increase in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in major maintenance provision from Ps.14,583 thousand in 2017 to Ps.8,327 thousand in 2018, due to a decrease in maintenance requirements.

Operating income for the Torreón airport increased by 36.8% from Ps.35,740 thousand in 2017 to Ps.48,884 thousand in 2018, due primarily to an increase in aeronautical and non-aeronautical revenues. The increase in operating costs mainly reflected an increase in solidarity fees from Ps.80,878 thousand in 2017 to Ps.100,811 thousand in 2018.

Operating income for the Zacatecas airport increased by 43.0% from Ps.19,354 thousand in 2017 to Ps.27,667 thousand in 2018, due primarily to an increase in aeronautical revenues. The decrease in operating costs mainly reflected a decrease in major maintenance provision from Ps.19,843 thousand in 2017 to Ps.10,230 thousand in 2018, due to a decrease in maintenance requirements.

Border Destinations

Operating income for the Ciudad Juárez airport increased by 56.8% from Ps.57,115 thousand in 2017 to Ps.89,551 thousand in 2018, due primarily to an increase in aeronautical and non-aeronautical revenues. The increase in operating costs mainly reflected an increase in solidarity fees from Ps.137,857 thousand in 2017 to Ps.174,273 thousand in 2018, due to an increase in revenues.

Operating income for the Reynosa airport increased by 26.1% from Ps.23,881 thousand in 2017 to Ps.30,104 thousand in 2018, due primarily to an increase in aeronautical revenues. The increase in operating costs mainly reflected a 19.5% increase in depreciation and amortization and a 10.6% increase in major maintenance provision.

Hotels

Operating income for our Terminal 2 NH Collection Hotel decreased from Ps.75,797 thousand in 2017 to Ps.67,250 thousand in 2018, due primarily to a decrease in revenues.

Operating income for our Hilton Garden Inn Hotel increased from Ps.25,680 thousand in 2017 to Ps.28,974 thousand in 2018, due primarily to an increase in revenues.

Industrial Park

Operating income for our OMA-VYNMSA Industrial Park increased from a loss of Ps.1,767 thousand in 2017 to a gain of Ps.8,276 thousand in 2018, which reflected an increase in revenues.

Exchange Gain (Loss)

We had a net exchange loss in in 2018 of Ps.15,488 thousand, compared to a loss of Ps.63,072 thousand in 2017, due primarily to a decrease in exchange loss of Ps.126,513 thousand against a decrease in exchange gain of Ps. 78,927 thousand, mainly due to a decrease on our dollar-denominated liabilities.  The gross exchange loss in 2018 was Ps.105,529 thousand.  The exchange rate used to convert our dollar‑denominated liabilities from pesos to U.S. dollars was Ps.19.6566 to U.S.$1.00 as of December 31, 2018 and Ps.19.7354 to U.S.$1.00 as of December 31, 2017.

Net Interest Expense

Our net interest expense decreased by 41.7% from Ps.225,532 thousand in 2017 to Ps.131,466 thousand in 2018, mainly due to an increase in the interest income that resulted from an increase in the discount rate after updating the major maintenance provision.  During 2018, the annualized interest rates on 28‑day short‑term Mexican treasury bills, or Certificados de la Tesorería de la Federación, consistently increased from 7.2% on January 1, 2018 to 8.2% on December 31, 2018, with a yearly average of 7.6%.

Income Taxes

We recorded an income tax expense of Ps.1,121,403 thousand in 2018, as compared to an income tax expense of Ps.813,073 thousand in 2017, principally due to an increase in current income tax as a result of higher revenues.

Our current income tax increased from Ps.810,641 thousand in 2017 to Ps.1,113,712 thousand in 2018 as a result of increased revenues.

Our effective tax rate was 27.6% in 2017 and 28.1% in 2018.  The effective tax rates in 2017 and 2018 differed from the statutory rate of 30%, principally as a result of inflationary effects, resulting in a lower effective tax rate.

Net Income and Comprehensive Income

Our net income increased by 34.0% from Ps.2,137,442 thousand in 2017 to Ps.2,864,179 thousand in 2018.  Comprehensive income increased by 35.3% from Ps.2,134,503 thousand in 2017 to Ps.2,888,348 thousand in 2018.  Earnings per share were Ps.7.2483 and earnings per ADS were Ps.57.9864 in 2018.

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

Non‑aeronautical revenues increased by 9.3% from Ps.1,332,762 thousand in 2016 to Ps.1,456,338 thousand in 2017, due primarily to the diversification and expansion of our commercial activities.  Non‑aeronautical revenues per terminal passenger increased by 4.3%, from Ps.71.0 in 2016 to Ps.74.1 in 2017, due primarily to the development and implementation of the commercial and diversification initiatives mentioned under “Item 4. Information on the Company—Business Overview—Our Sources of Revenues.”

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

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 13.7% from Ps.1,799,823 thousand in 2016 to Ps.2,046,097 thousand in 2017, due primarily to a 13.8% increase in passenger charges, as a result of a 6.5% increase in passenger traffic.  Non-aeronautical revenues decreased by 2.2% from Ps.560,016 thousand in 2016 to Ps.547,586 thousand in 2017, due primarily to a 31.5% decrease in revenues from OMA Carga, derived from the opening of the OMA Logística bonded warehouse located at the Monterrey airport, which exclusively deals with ground cargo operations, which used to be operated, along with air cargo operations, by the OMA Carga bonded warehouse located at the Monterrey airport. As of February 17, 2018, the bonded warehouse of OMA Carga in the Monterrey airport is dedicated to serving only air cargo operations. The decrease in non-aeronautical revenues was also due to a 13.7% decrease in advertising.  The sum of aeronautical and non‑aeronautical revenues increased by 9.9% from Ps.2,359,839 thousand in 2016 to Ps.2,593,683 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 3.1% from Ps.244.4 in 2016 to Ps.251.8 in 2017, principally due to the increase in aeronautical revenues.

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

At the Mazatlán airport, aeronautical revenues increased by 12.6% from Ps. 221,522 thousand in 2016 to Ps.249,479 thousand in 2017, due primarily to a 15.1% increase in passenger charges, as a result of an increase in aeronautical tariffs.  Non‑aeronautical revenues increased by 2.0% from Ps.46,879 thousand in 2016 to Ps.47,819 thousand in 2017, due primarily to a 20.9% increase in car rental, an 8.4% increase in retail and an 11.6% increase in food and beverage.  The sum of aeronautical and non‑aeronautical revenues increased by 10.8% from Ps.268,401 thousand in 2016 to Ps.297,298 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 8.3% from Ps.270.2 in 2016 to Ps.292.5 in 2017, principally due to the increase in aeronautical and non-aeronautical revenues.

At the Zihuatanejo airport, aeronautical revenues increased by 18.8% from Ps.141,091 thousand in 2016 to Ps.167,550 thousand in 2017, due primarily to a 20.3% increase in passenger charges, as a result of a 7.3% increase in passenger traffic.  Non‑aeronautical revenues increased by 4.0% from Ps.26,280 thousand in 2016 to Ps.27,334 thousand in 2017, due primarily to a 44.7% increase in revenues from complementary service suppliers, a 9.6% increase in car rental and a 14.8% increase in food and beverage.  The sum of aeronautical and non‑aeronautical revenues increased by 16.4% from Ps.167,371 thousand in 2016 to Ps.194,884 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 8.7% from Ps.298.9 in 2016 to Ps.324.9 in 2017, principally due to the increase in aeronautical and non-aeronautical revenues.

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

At the Culiacán airport, aeronautical revenues increased by 16.6% from Ps.351,096 thousand in 2016 to Ps.409,399 thousand in 2017, due primarily to an 18.5% increase in passenger charges, as a result of a 10.6% increase in passenger traffic. Non-aeronautical revenues increased by 10.4% from Ps.48,280 thousand in 2016 to Ps.53,296 thousand in 2017, due primarily to a 26.3% increase in car rental, an 89.1% increase in VIP lounge revenue and an 18.7% increase in retail operations.  The sum of aeronautical and non‑aeronautical revenues increased by 15.9% from Ps.399,376 thousand in 2016 to Ps.462,695 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 5.0% from Ps.226.1 in 2016 to Ps.237.4 in 2017, principally due to the increase in aeronautical and non-aeronautical revenues.

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

At the Zacatecas airport, aeronautical revenues increased by 8.6% from Ps.87,616 thousand in 2016 to Ps.95,153 thousand in 2017, due primarily to a 9.3% increase in passenger charges, as a result of a 1.8% increase in passenger traffic. Non‑aeronautical revenues increased by 20.3% from Ps.10,120 thousand in 2016 to Ps.12,172 thousand in 2017, due primarily to a 144.5% increase in revenues from car rental.  The sum of aeronautical and non‑aeronautical revenues increased by 9.8% from Ps.97,736 thousand in 2016 to Ps.107,325 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit at the Zacatecas airport increased by 7.8% from Ps.284.7 in 2016 to Ps.307.1 in 2017, principally due to the increase in aeronautical and non-aeronautical revenues.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 17.7% from Ps.208,042 thousand in 2016 to Ps.244,891 thousand in 2017, due primarily to a 21.2% increase in national passenger charges, as a result of a 6.9% increase in domestic passenger traffic.  Non‑aeronautical revenues increased by 18.4% from Ps.34,351 thousand in 2016 to Ps.40,676 thousand in 2017, due primarily to a 14.1% increase in car parking revenues, a 46.2% increase in food and beverage revenues and a 347.3% increase in OMA Carga operations.  The sum of aeronautical and non‑aeronautical revenues increased by 17.8% from Ps.242,393 thousand in 2016 to Ps.285,567 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 10.6% from Ps.213.2 in 2016 to Ps.235.8 in 2017, principally due to the increase in aeronautical and non-aeronautical revenues.

At the Reynosa airport, aeronautical revenues decreased by 8.1% from Ps.113,506 thousand in 2016 to Ps.104,311 thousand in 2017, due primarily to a 9.0% decrease in national passenger charges, as a result of a 14.4% decrease in national passenger traffic. Non‑aeronautical revenues increased by 6.7% from Ps.14,150 thousand in 2016 to Ps.15,094 thousand in 2017, due primarily to a 39.9% increase in revenues from car rental.  The sum of aeronautical and non‑aeronautical revenues decreased by 6.5% from Ps.127,656 thousand in 2016 to Ps.119,405 thousand in 2017.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 8.7% from Ps.223.9 in 2016 to Ps.243.3 in 2017, due to the increase in non-aeronautical revenues.

Hotels

At our Terminal 2 NH Collection Hotel, total revenues increased by 10.0% from Ps.227,884 thousand in 2016 to Ps.250,777 thousand in 2017, due primarily to an increase in the annual average rate per room of 3.4% to Ps.2,277 thousand from Ps.2,202 thousand in 2016.  The revenues of the Terminal 2 NH Collection Hotel are dependent on passenger traffic traveling to and from the Mexico City International Airport.

At our Hilton Garden Inn Hotel at the Monterrey airport, total revenues increased by 8.7% from Ps.83,625 thousand in 2016 to Ps.90,875 thousand in 2017, due primarily to an increase in the annual average rate per room of 2.8% to Ps.2,010 thousand from Ps.1,954 thousand in 2016.  The revenues of the Hilton Garden Inn Hotel are dependent on passenger traffic traveling to and from the Monterrey international airport.

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

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “Item 5. Operating and Financial Review and Prospects—Operating Results—Solidarity Fees.”  In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

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

Tourist Destinations

Operating income for the Acapulco airport decreased by 2.4% from Ps.39,461 thousand in 2016 to Ps.38,533 thousand in 2017, due primarily to an increase in operating costs that exceeded the increase in revenues.  The increase in operating costs mainly reflected a 62.0% increase in cost and administrative expenses due to minor maintenance requirements that increased from Ps.11,806 thousand in 2016 to Ps.18,824 thousand in 2017, and an increase in utilities from Ps.11,571 thousand in 2016 to Ps.13,237 thousand in 2017, derived from a higher level of operations.

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

Operating income for the Culiacán airport increased by 15.9% from Ps.79,875 thousand in 2016 to Ps.92,557 thousand in 2017, due primarily to an increase in aeronautical and non-aeronautical revenues. The increase in operating costs mainly reflected an increase in solidarity fees from Ps.225,630 thousand in 2016 to Ps.272,181 thousand in 2017, due to an increase in revenues.

Operating income for the Durango airport increased by 17.7% from Ps.19,017 thousand in 2016 to Ps.22,388 thousand in 2017, due primarily to an increase in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a reduction in solidarity fees from Ps.47,129 thousand in 2016 to Ps.39,045 thousand in 2017, due to a reduction in operations.

Operating income for the San Luis Potosí airport decreased by 5.6% from Ps.30,801 thousand in 2016 to Ps.29,078 thousand in 2017, due primarily to an increase in operating costs that exceeded the increase in aeronautical and non-aeronautical revenues. The increase in operating costs mainly reflected an increase in solidarity fees from Ps.61,403 thousand in 2016 to Ps.79,575 thousand in 2017, due to an increase in revenues.

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

Operating income for the Reynosa airport decreased by 6.5% from Ps.25,539 thousand in 2016 to Ps.23,881 thousand in 2017, due primarily to a decrease in aeronautical revenues due to a 13.9% decrease in passenger traffic. The decrease in operating costs mainly reflected a 40.4% decrease in the major maintenance provision due to a decrease in maintenance requirements and a 7.0% decrease in solidarity fees due to a decrease in aeronautical revenues.

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

Our current income tax increased from Ps.672,298 thousand to Ps.810,641 thousand as a result of increased revenues.

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

Pursuant to our master development programs, in 2019 through 2020, we anticipate investing Ps.2,616,865 thousand as follows:

Expected Investments Under Master Development Programs by Category for 2019 to 2020

			Total
	2019	2020	2019 - 2020

Capacity and quality projects	910,180	176,754	1,086,934
Projects to meet ICAO directives	3,567	9,844	13,411
Facilities for disabled people	7,417	660	8,077
Environmental projects	20,300	1,824	22,124
Projects requested by competent authorities	44,515	—	44,515
Runways and aprons	2,455	4,718	7,173
Machinery and equipment	286,974	121,191	408,165
Operative standards equipment	496,890	45,491	542,381
Security — investments	47,813	13,198	61,011
Information systems — investments	123,091	27,920	151,011
Baggage-screening system — investments	140,647	3,713	144,360
Other	18,667	109,036	127,703
Total	2,102,516	514,349	2,616,865

Our committed investments pursuant to our master development programs for 2019 amount to Ps.784,488 thousand; however, we expect to invest Ps.2,102,517 thousand, corresponding to our committed investments for 2019 and to the payment of projects that could not be concluded in 2018 that correspond to the 2016–2018 master development programs.  Our committed investment for 2019 includes investments for additional capacity and equipment, among others.  See “Item 4. Information on the Company—Master Development Programs and Capital Expenditures.”

Cash Flows

Our treasury monitors cash flows on a daily, monthly and annual basis to plan and determine the management, sources and uses of resources, as well as to meet our capital and debt service obligations at all times, and to improve our working capital and capital structure.

As of December 31, 2016, 2017 and 2018, we had Ps.3,005,792 thousand, Ps.2,333,007 thousand and Ps.2,958,902 thousand, respectively, of cash and cash equivalents, of which 6.9%, 33.7% and 44.3%, respectively, was denominated in U.S. dollars.  We invested these resources in financial instruments in accordance with our investment policy.

In 2018, we generated Ps.3,709,346 thousand in cash flows from operating activities of which Ps.4,764,277 thousand was directly from operating activities and was offset mainly by Ps.995,258 thousand of income tax paid, Ps.139,320 thousand of major maintenance expenses and Ps.59,849 thousand of net trade accounts receivable.  Our cash flow used in investing activities was Ps.1,088,373 thousand, mainly with respect to investments in our concessions, and our cash flow used in financing activities was Ps.1,940,463 thousand, mainly for payment of Ps.1,605,736 thousand in dividends and Ps.323,070 thousand in interest.

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

Indebtedness

Short-Term Indebtedness

As of April 19, 2019, we had unused lines of credit available for short‑term issuances totaling Ps.350 thousand.

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

As of December 31, 2012, we, through seven of our airports, maintained lines of credit with Private Export Funding Corporation (backed by Ex‑Im Bank) for U.S.$20.4 million, pursuant to agreements dated October 15, 2010 and December 14, 2010, valid through December 21, 2021.  As of December 31, 2018, the balance of credit was U.S.$4.6 million.  These lines of credit are guaranteed by checked‑baggage inspection equipment acquired by the airports.  The interest rate is three‑month LIBOR plus 125 basis points.

On April 20, 2014, we withdrew U.S.$3.1 million from a line of credit for rescue and firefighting equipment.  The line of credit was with UPS Capital Business Credit (guaranteed by Ex‑Im Bank) and was fully repaid on January 25, 2019.  As of December 31, 2018, the line of credit amounted to U.S.$0.2 million.  The line of credit was guaranteed by the firefighting equipment and the Acapulco, Chihuahua, Culiacan, San Luis Potosí, Zacatecas and Monterrey airports as primary obligors, jointly and severally, with respect to the payment of the principal and interest.  The interest rate was LIBOR plus 265 basis points.

Total Indebtedness

The following table sets forth our total indebtedness at the closing of each of the periods indicated:

As of December 31,	Indebtedness
		(in thousands of pesos)
2016	Ps.	4,693,865
2017	Ps.	4,633,272
2018	Ps.	4,584,594

Derivative Financial Instruments

As of December 31, 2018, we were not party to and did not hold any financial derivative instrument.

Other Restrictions

As of December 31, 2018, restrictions imposed by debt instruments did not have any impact on our ability to fulfill our capital and cash obligations.

Principal Treasury Policies

The operation of the treasury department is based on various policies, with which we were in compliance as of December 31, 2018.  The most significant policies currently in effect are as follows:

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

The following table details our actual expenditures made during 2016, 2017 and 2018 and their classification in our consolidated financial statements for such periods:

	For the Year Ended December 31,
	2016	2017	2018
	(in thousands of pesos)
Capital expenditures pursuant to master development programs	344,772	1,326,458	1,141,504
Other capital expenditures	184,621	255,501	172,859
Total capital expenditures	529,393	1,581,959	1,314,363
Expenditures made for major maintenance(1)	102,854	97,584	139,320
Other expenditures pursuant to master development programs	4,575	4,347	3,727
Expenditures pursuant to master development programs and other capital expenditures(2)	636,822	1,683,890	1,457,410

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

In 2018, we spent Ps.1,314,363 thousand on capital expenditures, principally in connection with works to improve our terminals. In 2017, we spent Ps.1,581,959 thousand on capital expenditures, principally in connection with works to improve our terminals.  In 2016, we spent Ps.529,393 thousand on capital expenditures, principally in connection with works to improve our terminals, runways and aprons.

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

Our share repurchase program started in October 2007.  The operation of our share repurchase program generates cash inflow and cash outflow depending on the nature of the transaction (buying or selling).  For the years ended December 31, 2016 and 2017, the share repurchase program generated a cash inflow of Ps.184,370 thousand and a cash outflow of Ps.34,235 thousand, respectively.  On December 31, 2016, 2017 and 2018, the number of repurchased shares in treasury amounted to 6,229,027, 324,507 and 324,507, respectively.  During 2018, we did not sell or buy shares under our share repurchase program.

Critical Accounting Policies

We prepare consolidated financial statements in conformity with IFRS.  As such, we are required to make estimates, judgments and assumptions that affect (i) certain reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the date of the financial statements, and (iii) certain reported amounts of revenues and expenses during the reporting period.  We base estimates and judgments on our historical experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities.  Our actual results may differ from these estimates under different assumptions or conditions.  We evaluate our estimates and judgments on an ongoing basis.  Our significant accounting policies are described in Note 4 to our consolidated financial statements.  As of January 2018, we adopted IFRS 9 and IFRS 15.  The Board of Directors approves our accounting policies, taking into consideration the advice of the Audit Committee. For additional information, see Note 4 to our consolidated financial statements. We believe our most critical accounting policies that result in the application of estimates and/or judgments are the following:

Deferred Income Taxes

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement and tax values of assets and liabilities. Our deferred income taxes as of December 31, 2016, 2017 and 2018 were prepared taking into account that we will only be obligated to pay the Mexican corporate income tax.

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

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Contingencies

We are a party to a number of legal proceedings. Under IFRS, liabilities are recognized in the financial statements when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the loss is neither probable nor estimable or if the likelihood of a loss is remote, no amounts are recognized in the financial statements.  The factors considered in this analysis are the legal merits of the case, as substantiated by the opinion of our legal advisors.

Estimates

Allowance for Doubtful Accounts

We systematically and periodically review the aging and collection of our accounts receivable and  consider the credit risk derived from the customer’s financial position and any significant collection delays based on the customer’s payment history and current creditworthiness. We maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified.

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

For more information regarding recently-issued accounting standards and how they may affect us, see Note 4 to our consolidated financial statements.

Off-Balance Sheet Arrangements

Except for operating lease agreements and purchase obligations as disclosed in the contractual obligations table below, we are not party to any off‑balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments Due by Period
			2019		2020-2022		2023-2024			2025-on
			Less than							More than
	Total		1 Year(5)		1-3 Years		3-5 Years			5 Years
	(in thousands of pesos)
Master development programs	Ps.	2,616,865	Ps.	2,102,516	Ps.	514,349	Ps.	N/A	(6)		N/A	(6)
Purchase obligations(1)		145,465		72,049		73,416		N/A			N/A
Short-term debt		—		—		—		—			—
Long-term debt(2)		4,593,223		41,425		3,051,798		1,500,000			—
Interest(3)		925,816		309,877		596,259		19,680			—
Leases(4)		328,653		34,956		99,452		60,544			133,701
Total	Ps.	8,610,022	Ps.	2,560,823	Ps.	4,335,274	Ps.	1,580,224		Ps.	133,701

(1)

Reflects minimum fixed annual payment to be paid under our Technical Assistance Agreement of U.S.$3.5 million updated to specific year using an annual U.S. inflation rate of 1.02%, as reported by the U.S. Department of Labor, Bureau of Labor Statistics for the period from June 2017 to June 2018, and assuming an exchange rate of Ps.19.6566 per U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2018, which is used for operations with related parties in our consolidated financial statements.  The amount ultimately to be paid in any year will depend on our profitability.  The Technical Assistance Agreement will remain in effect until December 31, 2020.  At the end of this term, the Technical Assistance Agreement will be automatically extended for successive one‑year periods unless any party thereto elects otherwise, so long as CONOISA retains at least 12.75% of SETA’s capital.  See “Item 7. Major Shareholders and Related‑Party Transactions—Related‑Party Transactions—Arrangements Relating to SETA.”

(2)

Debt denominated in U.S. dollars was converted to pesos based on an exchange rate of Ps.19.6566 per U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2018, which is used for liabilities in our consolidated financial statements.

(3)

Interest projected based on forward interest rates (TIIE and LIBOR) and assuming an exchange rate of Ps.19.6566 per U.S.$1.00, the FIX exchange rate as reported by the Mexican Central Bank on December 31, 2018, which is used for liabilities in our consolidated financial statements.

(4)

In October 2008, we acquired 90% of the common stock of Consorcio Grupo Hotelero T2, S.A. de C.V.  This entity held a lease agreement with Mexico City International Airport to construct and operate a five‑star hotel at Terminal 2 of Mexico City International Airport, establishing a leasing amount of the higher of Ps.18.5 million per year, pesos as of December 2007, adjusted every year according to the Mexican national consumer price index, or a royalty of 18% of total annual revenues. Additionally, we executed a lease agreement for our headquarters offices with an annual payment of Ps.6.618 million, adjusted every year according to the Mexican national consumer price index.

(5)	Amounts for less than one year correspond to obligations for 2019.
(6)

In 2020, the fifth year of our current master development program, we will negotiate new master development program commitments for the 2021–2025 period with the Ministry of Communications and Transportation.

Item 6.          Directors, Senior Management and Employees

Directors

Our Board of Directors is responsible for the management of our business.  Pursuant to our bylaws, our Board of Directors must consist of an odd number of directors determined at an ordinary general meeting of shareholders and is required to have at least 11 members.  Our Board of Directors currently consists of 11 directors, each of whom is elected or re-elected at the annual shareholders’ meeting.  Under the Mexican Securities Law (Ley del Mercado de Valores) and our bylaws, at least 25% of our directors must be independent.

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

At the shareholders’ meeting held on April 28, 2017, our shareholders confirmed the Independent Directors from the previous year.  Diego Quintana Kawage was confirmed as Chairman.

At the shareholders’ meeting held on April 23, 2018, in accordance with our by-laws, SETA approved the ratification of Diego Quintana Kawage, Guadalupe Phillips Margain, and Rodrigo Antonio Quintana Kawage as members of the Board of Directors.  In addition, our shareholders approved the appointment of Christian Whamond as a director in substitution of Jacques Edouard Julien Follain and his alternate director, and the appointment of Martin Werner Wainfeld and Luis Solórzano Aizpuru as Independent Directors in substitution of Elsa Beatriz García Bojorges and Ricardo Gutiérrez Muñoz, respectively. Finally, our shareholders approved the ratification of all the other members of the Board of Directors and Diego Quintana Kawage was confirmed as Chairman and Director.

At the shareholders’ meeting held on April 29, 2019, all the members of the Board of Directors were re-elected, except as follows:

(1)	Pablo García Aguilar was replaced by Bernardo Casa Godoy as Proprietary Director; and
(2)	Bernardo Casas Godoy was replaced by Adriana Díaz Galindo as secretary (non-member) of the Board of Directors.

The following table lists the members of the Board of Directors effective on April 29, 2019, along with their titles, dates of appointment and ages:

Name	Title	Director Since	Age
Diego Quintana Kawage*	Chairman and Director	April 14, 2011	47
Guadalupe Phillips Margain*	Director	February 24, 2017	48
Rodrigo Antonio Quintana Kawage*	Director	February 24, 2017	40
Christian Whamond	Director	April 23, 2018	45
Bernardo Casas Godoy	Director	April 29, 2019	53
Próspero Antonio Ortega Castro	Director	February 24, 2017	47
Ricardo Maldonado Yáñez	Independent Director	April 14, 2016	51
Alberto Felipe Mulás Alonso	Independent Director	October 2, 2006	58
Felipe Duarte Olvera	Independent Director	April 14, 2016	44
Martin Werner Wainfeld	Independent Director	April 23, 2018	55
Luis Solórzano Aizpuru	Independent Director	April 23, 2018	46

*    Appointed by SETA

Diego Quintana Kawage.  Mr. Diego Quintana Kawage has been a member of our Board of Directors since April 2011 and has been its Chairman since April 16, 2013.  He worked at Grupo ICA from 1995 to January 2016. While at ICA he participated as a member of the Board of Directors and the Executive Committee.  Mr. Quintana graduated from the Anáhuac University with a degree in Economics and has a Master in Business Administration  from Stanford University.

Guadalupe Phillips Margain. Ms. Guadulupe Phillips Margain has been the Chief Executive Officer of Empresas ICA since November 2016 and a member of Grupo ICA’s Board of Directors since April 2016.  Previously, she worked as Chief Restructuring Officer of Grupo ICA, as well as Vice President of Finance and Risk Management for Grupo Televisa among other positions.  She currently serves as Director of the Board of Directors of OMA, Innova and Grupo Axxo, and as Deputy Director for Grupo Televisa and Grupo Financiero Banorte.   Ms. Phillips holds a law degree from the Instituto Tecnológico Autónomo de México and an M.A. and Ph.D. in economics from the Fletcher School at Tufts University.

Rodrigo Antonio Quintana Kawage.  Mr. Rodrigo Antonio Quintana Kawage has been General Counsel of Grupo ICA since June 2010 and a member of its Board of Directors since November 2016.  Previously, Mr. Quintana served as Secretary of OMA’s Board of Directors.  He has worked as a legal intern at Banco de Mexico, Mexico’s central bank, and as an associate in the finance practice of Mayer Brown, a global law firm, in its Chicago and New York offices.  Mr. Quintana joined Grupo ICA’s legal department in 2001, and then rejoined after leaving Mayer Brown in January 2009.  Mr. Quintana holds law degrees from the Instituto Tecnológico Autónomo de México in Mexico City and from the University of Chicago Law School. He is the brother of Mr. Diego Quintana, the Chairman of OMA’s Board.

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

Bernardo Casas Godoy. Mr. Bernardo Casas Godoy joined Grupo ICA in 1990 as a lawyer in the legal-fiscal department. He also participated as Legal Director in several business units of ICA, including the areas of contracts, financial matters, corporate, housing and urban construction. Currently, Mr. Casas is responsible for the Corporate Fiscal and Capital Control Direction. Mr. Casas holds a Law degree from Universidad Panamericana and has obtained certifications in Tax Law, Civil Law and Amparo from the same institution. He also attended an executive program at the Instituto Panamericano de Alta Dirección de Empresas (IPADE) in Mexico City.

Próspero Antonio Ortega Castro. Mr. Prospero Antonio Ortega Castro has been the Corporate Director of Administration of Grupo ICA since 2015. Previously, he held positions in a number of Grupo ICA’s business units. Prior to joining Grupo ICA in 1995, Mr. Ortega worked as an auditor at Price Waterhouse. Mr. Ortega holds a degree in Finance and Accounting from the Universidad de las Americas in Puebla and a Master’s degree in Administration from the Instituto Tecnológico de Estudios Superiores de Monterrey. He also attended an executive program at the Instituto Panamericano de Alta Direccion de Empresas (IPADE) in Mexico City.

Ricardo Maldonado Yáñez.  Mr. Ricardo Maldonado Yáñez is a partner in the law firm Mijares, Angoitia, Cortés y Fuentes, S.C.  He has over 25 years of experience providing advice and counsel to Mexican and foreign companies on domestic and cross-border merger and acquisition transactions, joint ventures and strategic alliances, and in corporate governance matters. He also represents issuers and financial institutions in domestic and international, public and private, debt and equity offerings, and advises clients in the negotiation, structuring and drafting of commercial loans, in complex financings and in infrastructure projects. Mr. Maldonado serves as member and/or secretary of the boards of directors of companies such as Grupo Televisa, Consorcio Ara, Controladora Vuela Compañía de Aviación (Volaris), Grupo Famsa and Grupo Financiero Banorte, among others.  Mr. Maldonado holds an undergraduate degree in law from the Universidad Nacional Autónoma de México (UNAM) and an LLM from the University of Chicago Law School..  He is also a member of Endeavor Mexico.

Alberto Felipe Mulás Alonso.  Mr. Alberto Mulás Alonso has been a member of our Board of Directors since October 2006, during which time he has served as a member of our Audit, Best Practices and Finance Committees.  From January 2014 through December 2016.  Mr. Mulás served as Mexico country head of Itaú BBA, the investment and corporate banking subsidiary of Itaú Unibanco. Mr. Mulás also headed Mexico’s investment banking practices for both Donaldson, Lufkin & Jenrette Securities Corp. (1999-2001) and Lehman Brothers Inc. (from 1992 to 1996). Previously, he worked at JP Morgan and Bankers Trust Company. From 2003 through 2013, he managed CReSCE Consultores, S.C., a firm specialized in corporate finance, corporate governance and strategic planning.  In January 2001, the president Vicente Fox named Mr. Mulás responsible of Mexico’s new housing strategy, appointing him Undersecretary of Housing at Mexico’s Ministry of Social Development (Secretaría de Desarrollo Social) where he, amoung others, prepared the country’s new housing policy, assisted in building the Sociedad Hipotecaria Federal and created the National Housing Commission, becoming its first Commissioner and a member of the presidential cabinet until 2003.  Mr. Mulás currently serves as an independent director on various boards, including, among others: publicly traded companies IENOVA, Aleatica, and Fibra Uno; and privately held Grupo Proeza, Cinépolism  and Farmacias del Ahorro.  In recent years, he has also served as an independent director in firms such as Grupo Modelo, Grupo Financiero Santander México, Empresas ICA, and Grupo Comex, among others.  Mr. Mulás holds a degree in chemical engineering from the Universidad Iberoamericana and a Master’s in Business Administration from the Wharton School at the University of Pennsylvania.

Felipe Duarte Olvera.  Mr. Felipe Duarte Olvera is CEO of Afore XXI Banorte, Mexico’s leading pension fund with over U.S.$40 billion of assets under management, and 8.6 million customers. Formerly, he was Managing Director for Infrastructure and Energy Sectors in Grupo Financiero Banorte. From 2013 to 2015, he was Managing Director of Customer Experience for Grupo Financiero Banorte.  Between 2006 and 2012, Mr. Duarte was Undersecretary of Transportation at the Ministry of Communications and Transportation; Undersecretary of Competitiveness and Standards at the Ministry of Economy and Technical Secretary of the Economic Cabinet in the Office of the President of Mexico. During that time, he was also a director of Pemex, the Federal Electricity Commission, and the Mexican development banks Nafin and Bancomext. Previously he worked for the Mexican government in the Office of the President for Public Policy and at McKinsey and Co.  He is author of “Strategic Cost Management as a Base to Obtain Competitive Advantages”, published by the IMPC. Mr. Duarte has an Master’s in Business Administration from Harvard Business School and degrees in Administration and Public Accounting from the Instituto Tecnológico Autónomo de México (ITAM).

Martin Werner Wainfeld. Mr. Martin Werner Wainfeld is the founding partner of DD3 Capital Partners, an investment and advisory firm based in Mexico City. Mr. Werner was co-head of the Investment Bank for Latin America and Director General of Goldman Sachs in Mexico from 2000 to 2016. Previously, he was Undersecretary of Finance in Mexico for the period 1997-1999. He was in charge of the restructuring of Mexico’s external public debt during the 1994-1995 financial crisis. Mr. Werner has 16 years’ experience in investment banking and participated in more than ninety merger and acquisition and financing transactions.  He is a member of the Board of Directors of Grupo Comercial Chedraui and is a member of the council of the Yale University Business School and Chairman of the Endowment Committee for the Colegio Americano. Mr. Werner holds an economics degree from the Instituto Tecnológico Autónomo de México (ITAM) and a Ph.D. in economics from Yale University.

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

The following table lists our executive officers, their current position and their date of appointment as an executive officer.  On December 31, 2016, Stéphane Laurent Christian Lemoine and André Lormain were removed from their positions as Chief Operating Officer and Commercial and Marketing Director, respectively, in connection with ADPM’s sale of its indirect participation on our capital stock.  On November 16, 2017, Viscaly Torres, the Chief Financial Officer, resigned in order to pursue other professional opportunities. On April 3, 2018, we appointed Ruffo Pérez Pliego as Chief Financial Officer. On April 26, 2018, we appointed Enrique Navarro Manjarrez as Director for Airport Operations. On June 1, 2018, we appointed Adriana Díaz Galindo as General Counsel, and on June 12, 2018, we appointed Enrique Chacón Tinajero as Director for Infrastructure and Maintenance.  On November 12, 2018, Porfirio González Álvarez retired from the Company, and we appointed Ricardo Dueñas as Chief Executive Officer.

Name	Current Position	Executive Officer Since(1)	Age
Ricardo Dueñas Espriu	Chief Executive Officer	November 12, 2018	39
Ruffo Pérez Pliego del Castillo	Chief Financial Officer	April 3, 2018	43
Adriana Díaz Galindo	General Counsel	June 1, 2018	50
Enrique Navarro Manjarrez	Airports Operations Director	April 26, 2018	60
E. Héctor H. Cortés Cortés	Commercial Director	October 7, 2015	50
Enrique Chacón Tinajero	Infrastructure and Maintenance Director	June 12, 2018	46

(1)	Date appointed.

Ricardo Dueñas Espriu has served as our Chief Executive Officer since November 2018.  Prior to joining us, Mr. Dueñas served in various capacities in the airport and infrastructure sectors, including as Chief Financial Officer of Grupo Aeroportuario de la Ciudad de México and as an advisor in infrastructure projects at the Ministry of Communications and Transportation. As Chief Financial Officer of Grupo Aeroportuario de la Ciudad de México, he was responsible for securing more than eight billion U.S. dollars in financing. Previously, he worked for JP Morgan’s Investment Banking Division in London focusing on emerging markets. Prior to that, he worked as an analyst for economic research at the Central Bank of Mexico. He has also worked as a hedge fund analyst based in New York, as an advisor to the Mexican Delegation to the OECD in Paris and as a part-time lecturer at Instituto Tecnologico Autonomo de Mexico (ITAM). In 2004, he received the IMEF National Prize of Economics. He has also been a board member in several companies in the transportation sector. Mr. Dueñas Espriu holds an economics degree, cum laude, from ITAM, an MBA from Harvard Business School and an MPA from Harvard Kennedy School.

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

Adriana Díaz Galindo has served as our General Counsel since June 2018. Prior to joining us, Ms. Díaz Galindo was  Legal Director of Finance and Administration at Grupo Televisa and Legal Director for Interprotección, Agente de Seguros y de Fianzas, S.A. de C.V., among other positions.  Ms. Díaz Galindo has a law degree from the Universidad Iberoamericana and has obtained certifications in Corporate Law, Tax Law and Foreign Trade from the Instituto Tecnológico Autónomo de México (ITAM) in Mexico City.

Enrique Navarro Manjarrez has served the Company since May 2004. Prior to his appointment as Director of Airport Operations, Mr. Navarro Manjarrez served as Director of the Monterrey airport since 2013. Previously, he was the Administrator of the airports in Ciudad Juárez and Mazatlán. Prior to joining OMA, Mr. Navarro Manjarrez was promotions manager for Casa de Bolsa Probursa, Director of Investments and Projects for Grupo Chihuahua, Regional Administrator for Tax Audit in the Secretariat of Finance and Public Credit, and Director of Economic Studies for the government of the state of Nuevo León. He holds a Bachelor’s degree in economics from the Universidad Anáhuac, a Master’s in Economic Development and Corporate Finance from Boston University, and has completed studies for a doctorate in business administration at the Swiss Management Center University. In addition, he has taken courses in airport management and development offered by Aéroports de Paris and has a diploma in senior management from the IPADE business school. He has taught courses at the Universidad Anáhuac, the Instituto Tecnológico y de Estudios Superiores de Monterrey and the Universidad de Monterrey.

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

Enrique Chacón Tinajero has served as our Infrastructure and Maintenance Director since June 2018. Prior to joining the Company, Mr. Chacón Tinajero was director of urban construction projects at Grupo ICA from 2011 to 2018. With more than 20 years of experience in the design, construction, and management of infrastructure, Mr. Chacón Tinajero began his professional career in 1998 at ICA, holding positions in the International and Urban Construction divisions. He is a civil engineering graduate of the Universidad Autónoma de Chihuahua and has taken courses for a Masters in Construction Management at the Universidad Iberoamericana. In addition, he is certified by the American Concrete Institute as a Supervising Inspector for concrete works and has taken numerous specialized courses in the construction field.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executive Officers

For 2018, the aggregate compensation earned by our 24 officers (including executive officers and airport administrators) was Ps.96,344 thousand.

At the shareholders’ meeting held on April 29, 2019, the shareholders approved the following compensation for Directors and Executive Officers: each of the permanent invitees for each meeting of the Board of Directors or committee will receive compensation in the amount of Ps.75 thousand, net of any required withholding, for each meeting and committee meeting attended, and Directors that serve as the chairs of each Board of Directors or committee meeting will receive compensation in the amount of Ps.85 thousand, net of any required withholding. Independent Directors will receive a fee of Ps.4,000, net of any required withholding, for each hour they dedicate to our affairs entrusted to them by the Board of Directors outside of board meetings and corporate committee meetings.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what they are entitled to receive upon termination pursuant to Mexican Federal Labor Law. Additionally, we have not made personal loans to our directors or executive officers and do not have a stock option plan or any equivalent plan.

As of December 31, 2018, the amount set aside or accrued under our defined contribution plan in  our subsidiary Servicios Aero Especializados del Centro Norte, S.A. de C.V. and for each of our airport administrators’, was Ps.11,815 thousand.

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

The Chairman of the Board of Directors will propose at each shareholders meeting one of the Independent Directors as a Chairman of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee, and such candidate should fulfill the requirements of independence, experience, abilities and professional prestige in accordance with Articles 25, 26 and 43 of the Mexican Securities Law.

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

At our general shareholders’ meeting held on April 29, 2019,  Martin Werner Wainfeld was re-elected as Chairman of the Audit Committee.  The current members of the Audit Committee are Martin Werner Wainfeld, Alberto Felipe Mulás Alonso and Felipe Duarte Olvera.

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

At our general shareholders’ meeting held on April 29, 2019,  Alberto Felipe Mulás Alonso was re-elected as Chairman of our Corporate Practices, Finance, Planning and Sustainability Committee.  Alberto Felipe Mulás Alonso, Luis Solorzano Aizpuru and Ricardo Maldonado Yáñez are the current members of the Corporate Practices, Finance, Planning and Sustainability Committee.

Employees

As of December 31, 2018, we had approximately 1,148 employees.  The total number of employees decreased by 8.2% in 2018, due primarily to a decrease in the number of administrative employees, as a result of payroll optimization initiatives.  As of December 31, 2018, approximately 59.2% of our employees were unionized.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated:

	As of December 31,
	2016	2017	2018
Categories of activity:
Airport operations	551	557	531
Airport maintenance	187	188	176
Administration	322	318	255
Hotel services(1)	202	187	186
Geographic location:
Acapulco	82	80	76
Ciudad Juárez	54	55	50
Culiacán	60	62	57
Chihuahua	57	59	53
Durango	43	43	43
Mazatlán	66	66	63
Monterrey	221	222	198
Reynosa	42	45	43
San Luis Potosí	48	47	48
Tampico	62	61	59
Torreón	50	50	46
Zacatecas	48	48	46
Zihuatanejo	48	49	44
Corporate offices	179	176	136
Hotel services(1)	202	187	186
Total(2)	1,262	1,250	1,148

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

(2)

As of December 31, 2016, 2017 and 2018, includes 433, 437 and 350 persons, respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., and 53, 39 and 27 persons, respectively, employed by Servicios Aero Especializados del Centro Norte, S.A. de C.V., our administrative services subsidiaries. Each one of the airport administrators, previously hired by Servicios Aero Especializados del Centro Norte, S.A. de C.V. was incorporated as an employee of each of the corresponding airport operators.

All of our unionized employees, who are employed by our subsidiary Operadora de Aeropuertos del Centro Norte, S.A. de C.V., are members of local chapters of the Mexican National Union of Airport and Auxiliary Services Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services agency as well as of the three other airport groups (the Southeast Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V.), the Mexico City Group (Grupo Aeroportuario de la Ciudad de México, S.A. de C.V.) and the Pacific Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V.)) operating in Mexico.  Since July 2008, the labor relations with our employees are governed by a collective bargaining agreement and negotiated by the local chapter of the union.  As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In November 2018, we renegotiated terms and conditions of our collective bargaining agreement. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico.

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi‑weekly contributions of up to 13% of their pre‑tax salaries.  We make bi‑weekly contributions matching each employee’s contribution.  Employees are entitled to withdraw the funds in their accounts on an annual basis.  In 2016, 2017 and 2018, we made a total of Ps.62,790 thousand, Ps.65,684 thousand and Ps.64,682 thousand, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Ministry of Finance and Public Credit.

Item 7.          Major Shareholders and Related-Party Transactions

MAJOR SHAREHOLDERS

On January 5, 2016, Aeroinvest merged into CONOISA, a subsidiary of ICATEN, with CONOISA as the surviving entity. As a result of this internal merger, CONOISA assumed all of the rights and obligations of Aeroinvest, including with respect to Aeroinvest’s beneficial ownership of Series B shares.

CONOISA (as successor in interest to Aeroinvest) is our indirect controlling shareholder as the beneficial owner holding the largest percentage of our capital stock.  CONOISA directly owns 7,516,377 of our Series B shares that represent 1.9% of our outstanding capital stock.  CONOISA also directly owns 331,971,999 Series A shares of SETA that represent 99.9% of its capital stock.  SETA in turn owns 49,766,000 of our Series BB shares that represent 12.6% of our capital stock.  Consequently, CONOISA is the beneficial owner of 14.5% of our capital stock.

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

On May 31, 2017, our shareholders approved the cancellation of 6,229,027 Series B shares that were acquired through our share repurchase program. As of April 19, 2019, our fixed minimum social capital consisted of 393,770,973 ordinary shares, of which 49,766,000 were Series BB shares and 344,004,973 were Series B shares.

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 19, 2019, identifying each owner of more than 5% of any series of our shares:

			Percentage of Issued and
	Number of Shares		Outstanding Capital
Identity of Shareholder	B Shares	BB Shares	B Shares	BB Shares
CONOISA(1)	7,516,377	—	1.9%	—
SETA	—	49,766,000	—	12.6%
Aberdeen Asset Management PLC(2)	17,380,248	—	4.4%	—
Quintana Family(3)	1,535,320	—	0.4%	—
Public	317,424,928	—	80.7%	—
Officers and Directors	148,100	—	0.0%	—

(1)

In addition to the Series B shares it directly owns, CONOISA may be deemed to beneficially own all of our shares owned by SETA by virtue of its ownership of 99.9% of SETA’s capital stock.  CONOISA and SETA are subsidiaries of ICATEN.

(2)	Based on beneficial ownership report filed with the SEC dated December 31, 2018.
(3)

None of the members of the Quintana Family individually directly own more than 5% of any class of our shares.  Percentage figures are based on the number of shares outstanding as of the date of the most recently beneficial ownership report.

 Arrangements Relating to SETA

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2018 amounted to Ps.172,610  thousand (U.S.$6.8  million).  The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its shareholders during the term of the agreement.  The agreement had an initial term of 15 years beginning June 14, 2000, and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015.  On May 13, 2015, we signed an extension and amendment to our Technical Assistance Agreement for a term to end on December 31, 2020.  Pursuant to the amendment, the agreement will be automatically renewed for successive one‑year terms unless one party provides the other a notice of termination at least 90 days prior to a scheduled expiration date, as long as CONOISA retains at least 12.75% of SETA’s capital stock.  A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B shares that are not owned by SETA or any of its affiliates.  The amendment became effective on June 14, 2015.

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

In 2017 and 2018, we recognized expenses of U.S.$6.8 million and U.S.$6.8 million, respectively, pursuant to the Technical Assistance Agreement plus additional nominal expenses paid to SETA and its affiliates.

Arrangements with Other Affiliates

We periodically engage ICATEN and its affiliates to provide construction and related services to us.  In 2018, we contracted Ps.180,258 thousand for services to be provided by Empresas ICATEN and its affiliates, periodically.  In accordance with our Related Party Guidelines, any of these contracts shall be approved by our Board of Directors upon the recommendation of our Corporate Practices, Finance, Planning and Sustainability Committee and in accordance with Mexican Securities Law.  The Committee considers whether these contracts are arm’s‑length agreements based on the evaluation of these contracts by the third‑party professional Corporativo de Ingeniería Terrestre, S.A. de C.V. (COITSA), represented by Jorge González Minjares.  All companies are independent experts contracted by us to evaluate offers made by ICATEN or its affiliates to determine if such offers are consistent with market prices.

The following table sets forth the amounts paid to affiliates of ICATEN during 2018, for a total of Ps.389,688 thousand, in exchange for the provision of services related to the construction and expansion of terminal buildings and platforms at our airports, as well as administrative services related to the SAP platform.  This amount represents approximately 26.7% of our expenditures under the master development programs and other capital expenditures for an amount of Ps.1,457,410 thousand.

	Amount
Service	2018
	(in thousands of pesos)
Acapulco airport		170,387
San Luis Potosí airport		124,815
Monterrey airport		52,845
Reynosa airport		11,721
SAP administrative services		29,920
Total	Ps.	389,688

Transactions with Related Parties

As of December 31, 2018, we had Ps.226,202 thousand in accounts payable to related parties, and we engaged in the following transactions with related parties during 2018:

•	Transaction amounting to Ps.172,610 thousand in technical assistance fees with SETA, a related party of ICATEN;
•

In connection with the operations of the Terminal 2 NH Collection Hotel, the Hilton Garden Inn Hotel and OMA-VYNMSA Aero Industrial Park, transactions amounted to Ps.69,887 thousand in administrative services fees with our partners, NH Hotels, Grupo Hotelero Santa Fe and VYNMSA, respectively. This amount also includes the administrative services fees paid to a related party of ICATEN for related services, such as SAP support;

•	Transactions amounting to Ps.94,938 thousand with our partner VYNMSA and its affiliates in connection with the development of the OMA-VYNMSA Industrial Park located in the Monterrey airport; and
•

Transactions amounting to Ps.306,665 thousand in terminal construction, Ps.5,956 in pluvial network maintenance, Ps.47,115 thousand in platform maintenance, and Ps.258 thousand in financial leases, in each case contracted with related parties.

Item 8.          Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

General

The Company is involved, from time to time, in certain legal proceedings that are incidental to the normal conduct of its business.  In addition, the Mexican Airport and Auxiliary Services agency is currently engaged in some legal proceedings related to our airports, none of which is expected to have a material adverse effect on our business.

Disputed Land Ownership at the Ciudad Juárez Airport

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport initiated legal proceedings against the airport to reclaim the land, alleging that it had been improperly transferred to the Mexican government.  The claimants also sought monetary damages of U.S.$120.0 million.  On May 18, 2005, a Mexican court ordered the airport to return the disputed land to the plaintiffs.  However, that decision and three subsequent constitutional claims permitted the ruling to be reconsidered, and the Ministry of Communications and Transportation as grantor of the concession, was included as a party to the litigation.

On July 8, 2016, the local court in Ciudad Juárez ruled that the claims against the Ciudad Juárez airport were inadmissible. The claimants filed an appeal before the Appellate Court in Chihuahua against the court’s determination and on July 31, 2017, the First Civil Court overturned the lower court’s decision and ruled in favor of the plaintiffs. The First Civil Court required the Mexican government to pay restitution to the plaintiffs for the loss of their property. The Mexican government filed an injunction proceeding (amparo) to appeal the decision. On May 25, 2018, the First Civil Court overturned its decision and absolved the Mexican government and Ciuidad Juárez airport.  The plaintiffs appealed this decision to the Mexican Supreme Court, which has been reviewing the appeal since November 21, 2018.   As of April 19, 2019, the proceedings are still under review by the Mexican Supreme Court and therefore final resolution is pending.

In the event that any subsequent legal resolution results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government fails to repossess the land, our concession to operate the Ciudad Juárez airport would terminate.  In 2018, the Ciudad Juárez airport represented 4.6% of our consolidated total revenues.  We believe that under the terms of our concessions the termination of the Ciudad Juárez concession as a result of the foregoing legal proceeding, would not affect the validity of our remaining airport concessions and that the Mexican government would be obliged to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

Disputed Land Ownership at the Monterrey Airport

On August 8, 2015, Banco Mercantil del Norte, S.A., acting as trustee, filed a claim against the Monterrey airport in connection with the ownership of land previously acquired by the Monterrey airport.  The plaintiff argued that the documents of sale to the Monterrey airport were null and void and sought restitution. On August 8, 2018, the court found that the plaintiff’s claims were inadmissible, and the plaintiff appealed the decision, which as of April 19, 2019 is still under review.

We believe that in the event of a resolution adverse to the airport’s interests, the seller of the land shall be liable for any economic losses resulting thereof.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

Property Tax Claims

Administrative law proceedings have been asserted against us in the past by various municipalities for the payment of property taxes with respect to the real estate in which we operate our airports in those cities.

In November 2011, August 2012 and March 2014, the municipality of Reynosa filed property tax claims against us for Ps.127,312 thousand, Ps.1,119 thousand and Ps.1,361 thousand, respectively.  In response to these claims, we filed administrative appeals before the Tamaulipas Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Tamaulipas).  The Ministry of Communications and Transportation joined each proceeding as an interested third party.  In October, April and September 2018, respectively, the court decided in our favor and concluded the proceedings.

In November 2018, the municipality of Culiacán filed property tax claims against us for Ps.2,425 million, plus Ps.3,339 million in other fees. In response to these claims, we filed an injunction and administrative appeal before the Sinaloa Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Sinaloa). The Ministry of Communications and Transportation was asked to join the proceeding as an interested third party. As of April 19, 2019, the Ministry of Communications and Transportation has not joined the proceeding, and the final resolution of this dispute remains pending.

Other municipalities in which we operate may assert similar claims.

We do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.  Should a court determine that these taxes must be paid in response to any future proceedings, we believe that only the owners of the land would be responsible for paying these taxes directly, and the obligation to pay these taxes is not otherwise contemplated in the terms of our concessions.  The Mexican government has not acknowledged an obligation to pay such taxes; however, changes to the Mexican Constitution and other applicable laws could render us liable to municipalities for property taxes in the future.  We cannot predict the amount of any such future tax liabilities or the criteria that would be used to determine them.  If such changes were to occur, and any amounts owed were substantial, these resulting tax liabilities could have a materially adverse effect on our consolidated financial condition or results of operations.

DIVIDENDS AND CAPITAL STOCK REIMBURSEMENTS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock (without adjustment for inflation).  Our legal reserve fund was Ps.61,689 thousand as of December 31, 2018 (excluding reserve amounts corresponding to 2017 net income), which represented 20.3% of our capital stock as of such date.

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

We paid aggregate dividends of Ps.1,371,642 thousand in 2016, Ps.1,575,083 thousand in 2017 and Ps.1,598,680 thousand in 2018.

On April 29, 2019, our shareholders approved a cash dividend of Ps.1,600 million, equal to Ps.4.06 per share, to be paid in cash for each share outstanding in one payment, no later than May 31, 2019.

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

Item 9.          The Offer and Listing

SHARE PRICE HISTORY

The ADSs are listed on the NASDAQ under the symbol “OMAB.” Our common shares are listed on the Mexican Stock Exchange under the symbol “OMA.”

TRADING ON THE MEXICAN STOCK EXCHANGE AND BOLSA INSTITUCIONAL DE VALORES

The Mexican Stock Exchange or the Bolsa Mexicana de Valores, S.A.B. de C.V. and the Bolsa Institucional de Valores are both located in Mexico City and are the two stock exchanges operating in Mexico.   The Bolsa Institucional de Valores launched operations in July 2018. Trading takes place principally through automated systems that are open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day.  Beginning in March 2008, during daylight savings time, trading hours change to match the NYSE trading hours, opening at 7:30 a.m. and closing at 2:00 p.m. local time. Both stock exchanges operate a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations, this system does not apply to securities such as the units represented by ADSs or CPOs that are directly or indirectly quoted on a stock exchange outside of Mexico.

Settlement is effected two business days after a share transaction.  Deferred settlement, even if by mutual agreement, is not permitted without the approval of the Mexican Stock Exchange or the Bolsa Institucional de Valores.  Most securities traded on the Mexican Stock Exchange or the Bolsa Institucional de Valores are on deposit with Indeval, a privately owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for transactions on the Mexican Stock Exchange and the Bolsa Institucional de Valores, eliminating the need for the physical transfer of shares.

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

Material Changes to the Rights Conferred by Our Securities Registered with the Mexican National Registry of Securities and Traded in the Mexican Market

As of December 31, 2018, there have been no material changes to the rights conferred by our securities registered with the Mexican National Registry of Securities and traded in the Mexican market.

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

•

to receive from and to provide to any other Mexican or foreign entity, company or individual, and to provide to any company in which it may hold any interest or participation or to any other entity, company or individual, any services required to achieve its or their purposes;

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

Election of Directors

The Board of Directors is responsible for the oversight of our business.  Pursuant to our bylaws, the Board of Directors must consist of an odd number of directors determined at an ordinary general meeting of shareholders and is required to have at least 11 members.  Our Board of Directors currently consists of 11 directors, each of whom is elected at the annual shareholders’ meeting.  Under the Mexican Securities Law and our bylaws, at least 25% of our directors must be independent.  Under Mexican law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the CNBV. Our bylaws do not currently require mandatory retirement of directors after they reach a certain age. The compensation of our directors is proposed by the Board of Directors to all of our stockholders at a stockholders’ meeting for their approval.

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

Our Capital Stock

Pursuant to our bylaws, our capital stock has a variable portion.  As of the date of this report, the Company has a fixed minimum capital stock, without withdrawal rights, of Ps.303,644 thousand, represented by 393,770,973 ordinary nominal Class I shares, without par value, which are fully subscribed and paid, of which 344,004,973 are Series B shares and 49,766,000 are Series BB shares.  For the last three years, no part of our capital stock has been paid in‑kind.

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

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 19, 2019:

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

Notwithstanding the foregoing, resolutions at extraordinary meetings of shareholders called to discuss any of the items listed below are valid only if approved by a vote of shares representing at least 75% of our capital:

•	any amendment to our bylaws that: (i) changes or deletes the authorities of our committees or (ii) eliminates or modifies any minority rights;
•	any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom;
•	termination of the Participation Agreement that was entered into by SETA and the Mexican government in connection with the Mexican government’s sale of the Series BB shares to SETA;
•	a merger with an entity that conducts business that is not related to the business of us or our subsidiaries; or
•	a spin‑off, dissolution or liquidation.

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

The members of the Board of Directors are liable to our shareholders only for the loss of net worth suffered as a consequence of disloyal acts carried out in excess of their authority or in violation of our bylaws. The Company, in any case, is required to indemnify and hold the relevant officers, members of the Board of Directors and the Secretary harmless from any liability that they may incur with respect to third parties in the performance of their duties, which shall include (a) the indemnity amount to be paid for the damages caused by their acts to third parties and, (b) the expenses they may incur (including, without limitation, legal and advisory fees) in connection with item (a) of this paragraph, provided that such expenses are reasonable and duly documented, except in cases of fraud, willful misconduct, or illegal acts under the Mexican Securities Law and other laws.

Information to Shareholders

The Mexican Securities Law establishes that companies, acting through their boards of directors, must annually present a report at a shareholders’ meeting that includes the following:

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

TAXATION

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non‑Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase our Series B shares or ADSs.  In particular, the summary deals only with U.S. holders that will hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding shares by vote or value, tax‑exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark‑to‑market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes, or entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein).  In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder, or the Medicare tax on net investment income.

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

Subject to certain exceptions for short‑term and hedged positions, the U.S.‑dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (a “PFIC”).  The income tax treaty between the United States and Mexico has been approved for the purposes of the qualified dividend rules.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 and 2018 taxable years.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2019 taxable year.

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

Item 11.        Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month. In 2016, 2017 and 2018, 14.6%, 12.9% and 13.4%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. A depreciation of the Mexican peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, in which case, we may provide discounts to passenger charges or to the airlines. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

In addition, we had a total of U.S.$4.7 million in U.S. dollar-denominated debt as of December 31, 2018. Future decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of servicing such indebtedness. See Note 21 to our audited consolidated financial statements for additional disclosures about market risk.

Item 12.        Description of Securities Other Than Equity Securities

Not applicable.

Item 12A.     Debt Securities

Not applicable.

Item 12B.     Warrants and Rights

Not applicable.

Item 12C.     Other Securities

Not applicable.

Item 12D.     American Depositary Shares

JPMorgan Chase Bank, N.A., serves as the depositary for our ADSs, and the address of its principal office is 4 New York Plaza, Floor 12, New York, New York, 10004.  ADS holders are required to pay various fees to the depositary. On August 9, 2016, the Deposit Agreement among us and the depositary was amended to, among other things, implement certain changes in the form of American Depositary Receipt.

The following table sets forth the fees and charges that a holder of our ADSs may have to pay, directly or indirectly. For more complete information regarding ADRs, you should read the entire deposit agreement and the form of ADR.

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

The following table sets forth the amounts that we received in 2018, directly or indirectly, from JPMorgan Chase Bank N.A., as depositary of our ADSs:

Description	Amount

For expenses related to the establishment of the facility including, but not limited to, investor relations expenses, the initial NASDAQ application and listing fees or any other program-related expenses.	U.S.$	—

For expenses related to the administration and maintenance of the facility including, but not limited to, investor relations expenses, the annual NASDAQ listing fees or any other program-related expenses.	U.S.$	269,993

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

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.        Controls and Procedures

(a)          Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2018.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2018, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.  Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2018.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013), which has been early-adopted.

Based on our assessment and those criteria, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2018.  Additionally, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c)          Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated April 30, 2019, expressed an unqualified opinion on those financial statements and includes an explanatory paragraph related to the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in note 3 d.

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

April 30, 2019

(d)          Changes in Internal Control over Financial Reporting

There has been no change in internal controls over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.        [Reserved]

Item 16A.     Audit Committee’s Financial Expert

Our Board of Directors has determined that Mr. Martin Werner Wainfeld, a member of our Audit Committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A.  The shareholders’ meeting of April 23, 2018, appointed Mr. Martin Werner Wainfeld as the independent director required by the Mexican Securities Law and applicable NASDAQ listing standards and as an “audit committee financial expert” within the meaning of this Item 16A.  On April 29, 2019, Mr. Martin Werner Wainfeld was re-elected as Chairman of our Audit Committee. See “Item 6. Directors, Senior Management and Employees—Directors.”

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

Item 16C.     Principal Accountant Fees and Services Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited (Deloitte), during the fiscal years ended December 31, 2017 and 2018:

	2017		2018
	(in thousands of pesos)
Audit fees	Ps.	14,416	Ps.	13,964
Tax fees		—		—
All other fees		—		—
Total fees	Ps.	14,416	Ps.	13,964

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

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our Audit Committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

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

SHARES REPURCHASED BY US PURSUANT TO THE SHARE REPURCHASE PROGRAM

			(c) Total number of	(d) Maximum
			shares purchased as	number of shares
		(b) Average price	part of publicly	that may yet be
	(a) Number of shares	paid or received per	announced plans or	purchased under the
2018	purchased (issued)	share in pesos	programs (issued)	plans or programs
January 1–31	—	—	—	N/A
February 1–28	—	—	—	N/A
March 1–31	—	—	—	N/A
April 1–30	—	—	—	N/A
May 1–31	—	—	—	N/A
June 1–30	—	—	—	N/A
July 1–31	—	—	—	N/A
August 1–31	—	—	—	N/A
September 1–30	—	—	—	N/A
October 1–31	—	—	—	N/A
November 1–30	—	—	—	N/A
December 1–31	—	—	—	N/A
Total	—	N/A	—	N/A

SHARES PURCHASED BY CONOISA

			(c) Total number of	(d) Maximum
			shares purchased as	number of shares
		(b) Average price paid	part of publicly	that may yet be
	(a) Number of shares	or received per share	announced plans or	purchased under the
2018	purchased	in pesos	programs	plans or programs
January 1–31	—	—	—	N/A
February 1–28	—	—	—	N/A
March 1–31	—	—	—	N/A
April 1–30	—	—	—	N/A
May 1–31	—	—	—	N/A
June 1–30	—	—	—	N/A
July 1–31	—	—	—	N/A
August 1–31	—	—	—	N/A
September 1–30	—	—	—	N/A
October 1–31	—	—	—	N/A
November 1–30	—	—	—	N/A
December 1–31	—	—	—	N/A
Total	—	—	—	N/A

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

Executive Sessions.  Our independent directors and those who are not members of the Company’s executive team are not required to meet in executive sessions and generally do not do so. Under our bylaws and applicable Mexican law, executive sessions are not required.

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

•The duties of our Audit Committee include, among others, the following:

•issuing recommendations to the Board of Directors for the appointment of an external auditor of the Company, as well as for the contracting of services other than auditing,and providing an opinion about any removal of such external auditor;

•supervising the activities of our external auditors and following up to their communications and opinions;

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

Equity Compensation Plans. Shareholder approval is not expressly required under our bylaws for the adoption and amendment of an equity-compensation plan. Such plans must provide  similar treatment to executives in comparable positions. No equity-compensation plans have been approved by our shareholders.

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

Solicitation of Proxies. Under the Mexican Securities Law, we are obliged to make available proxy materials for meetings of shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting and provides a mechanism by which shareholders can vote by proxy. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, requests for instructions to the ADS depositary for the voting of shares represented by ADSs.

Peer Review. A listed company must be audited by an independent public accounting firm that is registered as a public accounting firm with the Public Company Accounting Oversight Board. Rule 5250(c)(3).

Independent Public Accountants Review. Under Mexican law, we must be audited by an independent public accountant that has complied with the requirements established in the “General Provisions applicable to entities and issuers supervised by the CNBV that require external audit services for basic financial statements.” Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Thomatsu Limited is our independent auditor.

Item 16H.     Mine Safety Disclosures

Not applicable.

PART III

Item 17.        Financial Statements

Not applicable.

Item 18.        Financial Statements

Reference is made to pages F-1 through F-69 of this annual report.

Item 19.        Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1

An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of GACN, (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2017 filed on April 30, 2018).

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

8.1*	List of subsidiaries of GACN.

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007).

12.1*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2019.

12.2*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2019.

13.1*	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2019.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document.

Exhibit No.	Description

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Document.

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

Dated: April 30, 2019

*****

Grupo Aeroportuario del Centro

Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V.)

Consolidated Financial Statements for the Years Ended December 31, 2018, 2017 and 2016, and Report of Independent Registered Public Accounting Firm Dated April 30, 2019

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V.)

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the Years Ended December 31, 2018, 2017 and 2016

Index for Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2018, 2017 and 2016, the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 d. to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Mexico.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2019 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

April 30, 2019

We have served as the Company’s auditor since 2000.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note 3 d)		December 31,
	Notes	2018		2018		2017		2016
Assets:
Cash and cash equivalents	6	U.S.$	150,530	Ps.	2,958,902	Ps.	2,333,007	Ps.	3,005,792
Other investments held to maturity			1,000		19,657		49,338		—
Accounts receivable, net	7		35,437		696,566		630,757		714,130
Recoverable taxes			5,731		112,665		130,205		104,114
Repayments for constructions to related parties	25		1,951		38,347		98,017		46,032
Repayments for contractors			4,740		93,169		218,442		199,486
Other accounts receivable and prepaid expenses	8		2,048		40,261		38,856		28,905
Total current assets			201,437		3,959,567		3,498,622		4,098,459

Non-current assets:

Property, leasehold improvements and equipment, net	9		135,845		2,670,262		2,601,397		2,444,205

Investment in airport concessions, net	10		435,816		8,566,656		7,648,417		6,513,514

Other assets, net			3,920		77,060		104,330		109,042

Deferred income taxes	19		16,124		316,939		348,034		380,103

Total non-current assets			591,705		11,630,917		10,702,178		9,446,864
Total assets		U.S.$	793,142	Ps.	15,590,484	Ps.	14,200,800	Ps.	13,545,323

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note 3 d)		December 31,
	Notes	2018		2018		2017		2016
Liabilities and shareholders’ equity:
Current liabilities:
Current portion of long-term debt	15	U.S.$	2,107	Ps.	41,425	Ps.	50,852	Ps.	56,122
Current major maintenance provision	16		11,446		224,982		232,645		160,607
Trade accounts payable	12		11,037		216,947		255,982		262,073
Payable taxes and other accrued expenses	13		26,208		515,160		434,772		489,201
Accounts payable to related parties	25		11,508		226,202		130,022		140,328
Total current liabilities			62,306		1,224,716		1,104,273		1,108,331

Non-current liabilities:
Long-term debt	15		231,127		4,543,169		4,582,420		4,637,743
Major maintenance provision	16		36,556		718,566		624,979		509,046
Guarantee deposits			15,882		312,196		304,395		272,511
Labor obligations	17		4,065		79,905		127,479		111,921
Other long-term liabilities			807		15,858		30,858
Deferred income taxes	19		9,368		184,147		197,081		218,791
Total non-current liabilities			297,805		5,853,841		5,867,212		5,750,012
Total liabilities			360,111		7,078,557		6,971,485		6,858,343

Commitment and contingencies	20

Shareholders’ equity	22
Contributed capital:
Common stock			15,435		303,394		303,394		303,644
Additional paid-in capital			1,515		29,786		29,786		29,786
			16,950		333,180		333,180		333,430
Earned capital:
Reserve for repurchase of shares			74,581		1,466,016		1,466,016		1,383,124
Retained earnings			332,448		6,534,804		5,281,662		4,846,045
Accumulated other comprehensive loss			671		13,178		(10,991)		(8,052)
			407,700		8,013,998		6,736,687		6,221,117
Controlling interest			424,650		8,347,178		7,069,867		6,554,547
Non-controlling interest			8,381		164,749		159,448		132,433

Total shareholders’ equity			433,031		8,511,927		7,229,315		6,686,980
Total liabilities and shareholders’ equity		U.S.$	793,142	Ps.	15,590,484	Ps.	14,200,800	Ps.	13,545,323

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V.)

Consolidated Statements of Income and Other Comprehensive Income

(Thousands of Mexican pesos, except per share data)

		Thousands of U.S.
		dollars
		(Convenience
		Translation
		Note 3 d)		For the years ended December 31,
	Notes	2018		2018		2017		2016
Revenues:
Aeronautical services	27	U.S.$	261,492	Ps.	5,140,052	Ps.	4,347,031	Ps.	3,872,735
Non-aeronautical services	27		82,695		1,625,497		1,456,338		1,332,762
Construction services	10		58,072		1,141,505		1,326,458		344,772
Total revenues			402,259		7,907,054		7,129,827		5,550,269

Operating costs and expenses:
Cost of services, excluding depreciation and amortization	28		49,749		977,896		981,065		900,141
Major maintenance provision	16		12,649		248,636		291,038		262,871
Cost of construction	10		58,072		1,141,505		1,326,458		344,772
Administrative expenses			28,649		563,151		587,917		642,345
Right to use airport facilities			16,238		319,180		271,331		244,215
Technical assistance fees	25		8,781		172,610		135,074		117,987
Depreciation and amortization			17,894		351,745		299,205		276,634
Other income, net	24		(10)		(205)		(1,380)		(22,250)
Total operating costs and expenses			192,022		3,774,518		3,890,708		2,766,715

Operating income			210,237		4,132,536		3,239,119		2,783,554

Interest expense			16,562		325,557		352,822		330,694
Interest income			(9,874)		(194,091)		(127,290)		(199,600)
Exchange loss, net			788		15,488		63,072		29,177
			7,476		146,954		288,604		160,271

Income before income taxes			202,761		3,985,582		2,950,515		2,623,283

Income tax expense	19		57,050		1,121,403		813,073		746,782

Consolidated net income for the year			145,711		2,864,179		2,137,442		1,876,501
Other comprehensive income (loss):
Items that will not be subsequently reclassified to profit or loss:
Actuarial gain (loss) on labor obligations	17 and 23		1,230		24,173		(4,199)		3,533
Income tax relating to actuarial loss (gain) on labor obligations	23		(0)		(4)		1,260		(1,060)
Total other comprehensive income (loss)			1,230		24,169		(2,939)		2,473

Total comprehensive income for the year		U.S.$	146,941	Ps.	2,888,348	Ps.	2,134,503	Ps.	1,878,974
Consolidated net income attributable to:
Controlling interest		U.S.$	145,082	Ps.	2,851,822	Ps.	2,127,576	Ps.	1,870,187
Non-controlling interest			629		12,357		9,866		6,314
		U.S.$	145,711	Ps.	2,864,179	Ps.	2,137,442	Ps.	1,876,501
Comprehensive income attributable to:
Controlling interest		U.S.$	146,312	Ps.	2,875,991	Ps.	2,124,637	Ps.	1,872,660
Non-controlling interest			629		12,357		9,866		6,314
		U.S.$	146,941	Ps.	2,888,348	Ps.	2,134,503	Ps.	1,878,974
Basic and diluted earnings per share of controlling interest		U.S.$	0.3687	Ps.	7.2483	Ps.	5.4046	Ps.	4.7614
Weighted average shares outstanding			393,446,466		393,446,466		393,660,889		392,784,322

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V.)

Consolidated Statements of Changes in Shareholders’ Equity

(Thousands of Mexican pesos, except share data (Note 22))

		Contributed capital						Retained earnings				Accumulated
						Total		Reserve for				other						Total non-		Total
	Number of			Additional		contributed		repurchase of		Retained		comprehensive		Total earned		Total controlling		controlling		shareholders’
	shares	Common stock		paid-in capital		capital		shares		earnings		income		capital		interest		interest		equity

Balance as of January 1, 2016	392,156,377	Ps.	302,398	Ps.	29,786	Ps.	332,184	Ps.	1,041	Ps.	5,546,458	Ps.	(10,525)	Ps.	5,536,974	Ps.	5,869,158	Ps.	81,369	Ps.	5,950,527

Issuance of shares, net	1,614,596		1,246		—		1,246		183,124		—		—		183,124		184,370		—		184,370
Dividends paid	—		—		—		—		—		(1,371,641)		—		(1,371,641)		(1,371,641)		—		(1,371,641)
Increase in non-controlling interest	—		—		—		—		—		—		—		—		—		44,750		44,750
Increase in reserve for repurchase of shares	—		—		—		—		1,198,959		(1,198,959)		—		—		—		—		—
Consolidated comprehensive income	—		—		—				—		1,870,187		2,473		1,872,660		1,872,660		6,314		1,878,974

Balance as of December 31, 2016	393,770,973	Ps.	303,644	Ps.	29,786	Ps.	333,430	Ps.	1,383,124	Ps.	4,846,045	Ps.	(8,052)	Ps.	6,221,117	Ps.	6,554,547	Ps.	132,433	Ps.	6,686,980

Repurchase of shares, net	(324,507)		(250)		—		(250)		(33,984)		—		—		(33,984)		(34,234)		—		(34,234)
Dividends paid	—		—		—		—		—		(1,575,083)		—		(1,575,083)		(1,575,083)		—		(1,575,083)
Increase in non-controlling interest	—		—		—		—		—		—		—		—		—		17,149		17,149
Increase in reserve for repurchase of shares	—		—		—		—		116,876		(116,876)		—		—		—		—		—
Consolidated comprehensive income	—		—		—		—		—		2,127,576		(2,939)		2,124,637		2,124,637		9,866		2,134,503

Balance as of December 31, 2017	393,446,466	Ps.	303,394	Ps.	29,786	Ps.	333,180	Ps.	1,466,016	Ps.	5,281,662	Ps.	(10,991)	Ps.	6,736,687	Ps.	7,069,867	Ps.	159,448	Ps.	7,229,315

Dividends paid	—		—		—		—		—		(1,598,680)		—		(1,598,680)		(1,598,680)		(7,056)		(1,605,736)
Consolidated comprehensive income	—		—		—		—		—		2,851,822		24,169		2,875,991		2,875,991		12,357		2,888,348

Balance as of December 31, 2018	393,446,466	Ps.	303,394	Ps.	29,786	Ps.	333,180	Ps.	1,466,016	Ps.	6,534,804	Ps.	13,178	Ps.	8,013,998	Ps.	8,347,178	Ps.	164,749	Ps.	8,511,927

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V.)

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

	Thousands of U.S.
	dollars
	(Convenience
	Translation
	note 3 d)		Year ended December 31,
	2018		2018		2017		2016
Cash flows from operating activities:
Income before income taxes	U.S.$	202,761	Ps.	3,985,582	Ps.	2,950,515	Ps.	2,623,283
Adjustments for:
Depreciation and amortization		17,894		351,745		299,192		276,634
Major maintenance provision		12,649		248,636		291,038		262,871
(Decrease) increase in allowance for doubtful accounts		(303)		(5,960)		(10,561)		749
Gain on sales of property and equipment		(10)		(205)		(1,340)		(22,250)
Interest income		(9,874)		(194,091)		(127,290)		(199,600)
Interest expense		16,562		325,557		352,822		330,694
Unrealized exchange rate fluctuation		2,697		53,013		60,458		36,791
		242,376		4,764,277		3,814,834		3,309,172
(Increase) decrease trade accounts receivable, net		(3,045)		(59,849)		93,934		(324,094)
Decrease (increase) recoverable tax		977		19,210		(26,091)		13,773
Decrease of repayment for contractors, other accounts receivable and prepaid expenses		242		4,740		2,195		15,567
Increase (decrease) trade accounts payable		3,136		61,653		(12,536)		(72,352)
(Decrease) increase payable taxes and other accrued expenses		(1,404)		(27,596)		(13,628)		24,274
Income taxes paid		(50,632)		(995,258)		(829,973)		(582,986)
Increase (decrease) related parties, net		4,939		97,093		(75,966)		72,807
Major maintenance provision payment		(7,088)		(139,320)		(97,784)		(102,854)
(Decrease) increase guarantee deposits and labor obligations		(794)		(15,604)		66,348		32,839
Net cash flows from operating activities		188,707		3,709,346		2,921,333		2,386,146
Cash flows by investment activities:
Acquisition of property improvements		(10,746)		(211,230)		(221,773)		(120,390)
Other non-current assets		(214)		(4,230)		(21,519)		(47,531)
Proceeds from sale of property and equipment		10		205		1,340		30,892
Acquisition of improvements in concessioned assets		(54,528)		(1,071,828)		(1,368,770)		(494,915)
Other investments held to maturity		1,510		29,681		(49,338)		60,445
Interest received		8,599		169,029		117,284		100,142
Net cash flows used by investing activities		(55,369)		(1,088,373)		(1,542,776)		(471,357)
Cash flow from financing activities:
Loans obtained from related parties		2,368		46,550		14,700		—
Payment of long-term debt		(2,521)		(49,563)		(51,168)		(58,875)
Interest paid		(16,436)		(323,070)		(350,499)		(312,796)
Dividends paid		(440)		(1,605,736)		(1,575,083)		(1,371,642)
Financial leases payments		(81,689)		(8,644)		—		—
(Repurchase) issuance of shares		—		—		(34,234)		184,370
Increase in non-controlling interest		—		—		17,149		44,750
Net cash used in financing activities		(98,718)		(1,940,463)		(1,979,135)		(1,514,193)
Net increase (decrease) in cash and cash equivalents		34,620		680,510		(600,578)		400,596
Effects of exchange rate changes on the foreign currency cash balance		(2,778)		(54,615)		(72,207)
Cash and cash equivalents at the beginning of the year cash balance		118,688		2,333,007		3,005,792		2,605,196
Cash and cash equivalents at the end of the year	U.S.$	150,530	Ps.	2,958,902	Ps.	2,333,007	Ps.	3,005,792

Non cash investing activities which are not reflected in the consolidated statements of cash flows:
Acquisition of property, leasehold improvements and equipment, including finance lease	U.S.$	270	Ps.	5,301	Ps.	51,099	Ps.	41,761
Acquisition of other assets		31		610		4,484		—
Acquisition of improvements in concessioned assets		1,124		22,094		74,586		70,268

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Mexican pesos, except otherwise indicated)

1.           Nature of business operations

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. (“GACN” or the “Company”), is an indirect subsidiary of Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) and indirect subsidiary of ICA Tenedora, S. A.  de C.V. (“ICATEN”), the ultimate parent company. GACN is a holding company, whose subsidiaries are engaged in the administration, operation, and use of 13 airports under a concession granted by the Mexican Government through the Ministry of Communications and Transportation. The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas. The Company also generates revenue from hotel services provided by Consorcio Grupo Hotelero T2, S.A. de C.V. (the Terminal 2 NH Hotel) and Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V. (the Hilton Garden Inn Hotel), located at Terminal 2 of the Mexico City International Airport and at Monterrey International Airport, respectively.

The address of the Company’s corporate office is Lázaro Cárdenas #2225 5th Floor, Valle Oriente, San Pedro Garza García, Nuevo León, Zip Code 66269.

2.           Significant event

GACN’s Annual Shareholders’ Meeting approves Ps.1,600 million dividend payment

At the Annual Shareholders’ Meeting held on April 23, 2018 the shareholders approved the payment of a cash dividend to the controlling interest of Ps.1,600 million, to be paid in a single installment of Ps.4.0633 per share. The dividend was paid on May 30, 2018, for Ps.1,598,680, corresponding to the shares outstanding. In addition, the shareholders approved a share repurchase reserve of Ps.1,466 million and authorized use of up to that amount to repurchase shares during 2018 and until the next annual meeting approved the 2018 results.

3.           Basis of presentation and consolidation

a.Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), including amendments and interpretations, as issued by the International Accounting Standards Board (IASB).

b.Consolidated statement of financial position

According to the requirements of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), GACN must present as part of its basic consolidated financial statements, a third year in the consolidated statement of financial position.

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

Level 1: Inputs are quoted prices for identical assets or liabilities that the Company can access at the measurement date;

Level 2: Inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3: Inputs are unobservable inputs for the asset or liability.

d.Convenience translation

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2018 and for the year then ended have been translated into U.S. dollar amounts at the exchange rate of Ps. 19.6566 pesos per U.S. dollar, as published by Banco de México, S.A. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

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

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2018 were the same as those applied in the consolidated financial statements for 2017 and 2016, except for the standards and interpretations described in paragraph (a) (I) included below, which were applicable to the Company and were effective during 2018.

a.	Adoption of International Financial Reporting Standards

I.	Application of new and revised International Financing Reporting Standards (“IFRSs” or “IAS”) that are mandatorily effective for the accounting period beginning on or after 2018

In 2018, the Company has applied a number of amendments to IFRSs issued by the International Accounting Standards Board (“IASB”) that are mandatorily effective for an accounting period  beginning on or after January 1, 2018.

i.	IFRS 9 Financial Instruments

As of the date of this report , the Company has applied IFRS 9 Financial Instruments (as amended in July 2014) and the related consequential amendments to other IFRS Standards that are effective for an annual period beginning on or after January 1, 2018. The Company has elected the transition provisions of IFRS 9 that allows the Company not to restate comparative financial statements in respect of the classification and measurement of financial instruments.

Additionally, the Company adopted consequential amendments to IFRS 7 Financial Instruments, which were applied to the disclosures during 2018.

IFRS 9 introduced new requirements for:

• The classification and measurement of financial assets and financial liabilities; and
• The impairment of financial assets and general hedge accounting.

The Company has applied IFRS 9 in accordance with the transition provisions set out in IFRS 9.

a)	Classification and measurement of financial assets

IFRS 9 is applicable as of January 1, 2018. Accordingly, the Company has applied the requirements of IFRS 9 to the financial instruments that continue to be recognized as of  January 1, 2018 and has not applied these requirements to instruments that have already been derecognized as of January 1, 2018.

All recognized financial assets that are within the scope of IFRS 9 are required to be subsequently measured at an amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Specifically:

•

Debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, are subsequently measured at amortized cost .

•

Debt instruments that are held within a business model whose objective is both to collect the contractual cash flows and sell the debt instruments, and that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, are subsequently measured at fair value through other comprehensive income (FVTOCI).

•	All other debt investments and equity investments are subsequently measured at fair value through profit or loss (FVTPL).

As of the date of this report, the Company has not designated any debt investments that meet the amortized cost or FVTOCI criteria as measured at FVTPL.

As of January 1, 2018, no financial assets were determined with a different classification or measurement than that required by IAS 39.

b)	Impairment of financial assets

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires  the Company to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition of the  financial assets. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

Specifically, IFRS 9 requires the Company to recognize a loss allowance for expected credit losses on:

•	Debt investments measured subsequently at amortized cost or at FVTOCI;
•	Lease receivables;
•	Trade receivables and contract assets; and
•	Financial guarantee contracts to which the impairment requirements of IFRS 9 apply.

In particular, IFRS 9 requires the Company to measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses (ECL) if the credit risk on that financial instrument has increased significantly since the initial recognition, or if the financial instrument is a purchased or originated credit-impaired financial asset. However, if the credit risk on a financial instrument has not increased significantly since the initial recognition (except for a purchased or originated credit-impaired financial asset), the Company is required to measure the loss allowance for that financial instrument at an amount equal to 12-months ECL. IFRS 9 also requires a simplified approach for measuring the loss allowance at an amount equal to lifetime ECL for trade receivables, contract assets and lease receivables in certain circumstances.

The financial assets recognized by the Company are of low credit risk at each reporting date, except for accounts receivable from customers, where the Company applies the simplified approach and recognizes the expected credit loss for life for these assets.

During 2018, changes were made in the internal process for the management of uncollectible accounts, implementing a methodology and calculation to comply with the new model of expected credit losses, which imposes a provision in the initial recognition of accounts receivable. This methodology is part of the current policy to determine the impairment of accounts receivable, and is carried out through a transition matrix, which considers the historical performance of the main customers and the historic balances to obtain a probability of payment default. This methodology also considers the financial factors of the stock market, macroeconomic factors and in-house financial information to determine the severity of the loss. Using both variables together with the information of each client, the expected loss as an estimate of uncollectible accounts for the period can be determined.

The application of the expected credit loss model of IFRS 9 to the accounts receivable from customers has not materially impacted the Company’s consolidated financial statements.

c)	Hedge accounting

The new general hedge accounting requirements retain the three types of hedge accounting. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an “economic relationship.” Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about the Company’s risk management activities have also been introduced.

IFRS 9 requires hedging gains and losses to be recognized as an adjustment to the initial carrying amount of non-financial hedged items (basis adjustment). In addition, transfers from the hedging reserve to the initial carrying amount of the hedged item are not reclassification adjustments under IAS 1 Presentation of Financial Statements and, hence these do not affect other comprehensive income. Hedging gains and losses subject to basis adjustments are categorized as amounts that will not be subsequently reclassified to profit or loss in other comprehensive income. This is consistent with the Company’s practice prior to the adoption of IFRS 9.

As of December 31, 2018, the Company does not use hedge accounting, so this provision in IFRS 9 does not impact the Company’s consolidated financial statements.

ii.	IFRS 15 Revenue from Contracts with Customers

In 2018, the Company has applied IFRS 15 Revenue from Contracts with Customers (as amended in April 2016) which is effective for an annual period beginning on or after January 1, 2018. IFRS 15 introduced a 5-step approach to revenue recognition. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Details of the new requirements as well as their impact on the Company’s consolidated financial statements are described below.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

• Step 1: Identify the contract(s) with a customer,

• Step 2: Identify the performance obligations in the contract,

• Step 3: Determine the transaction price,

• Step 4: Allocate the transaction price to the performance obligations in the contract,

• Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation,

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Company has evaluated the impact on its consolidated financial statements from the adoption of this standard as of January 1, 2018, taking into account the following steps to recognize income:

•

Step 1. The contracts with customers meet the criteria established by IFRS 15 in order to be accounted for: they are clearly identified, have a fixed duration and, in the case of regulated revenues, can be modified by updating the rates in accordance with the tariff regulation system.

•

Step 2. The Company’s management has identified different performance obligations grouped into two types of services, aeronautical and non-aeronautical, and each performance obligation identified is presented in a disaggregated form. There are activities that are strongly correlated to the presentation of some services, which are not considered a different service and, therefore, are not treated as separate performance obligations. In connection with the concession contracts, the Company’s management recognized that IFRS 15 modifies IFRIC 12 (Service Concession Agreements). Therefore, a cost is recognized in the income statement as revenue during construction activities, and recorded as an intangible asset, which was recognized as a separate performance obligation.

•

Step 3. The Company determines the price of the transaction using the amount of consideration presented in the contracts and the rates established in the annexes, without variable considerations in the price, for each of the performance obligations identified. The impact is not recognized since that is consistent with current requirements. Thus, there are no variable considerations that impact in the price.

•

Step 4. The Company allocates the transaction price to each of the performance obligations on the basis of independent sales prices; in this case, an applicable rate for each different service required in the contract. In some cases, discounts or incentives are applied directly to a performance obligation because this is established in the contract, so these variable considerations would not be applicable to all performance obligations. No impact was identified in relation to the allocation of the price to the different performance obligations, since they are recognized at their independent selling price.

•

Step 5. The revenue is recognized when the obligation is satisfied, such that, to the extent that the service is provided, the amount of the income recognized is the amount assigned to that performance obligation.

Based on the facts and circumstances existing as of the date of this report, and in accordance with what is mentioned in the preceding paragraphs, the Company’s management concludes that the adoption of the new IFRS 15 has had no significant impact on the Company’s consolidated financial statements.

iii.	IFRIC 22 Foreign Currency Transactions and Advance Consideration

IFRIC 22 addresses how to determine the “date of transaction” for the purpose of determining the exchange rate to use on the initial recognition of an asset, expense or income, when consideration for that item has been paid or received in advance in a foreign currency that resulted in the recognition of a non-monetary asset or non-monetary liability (e.g., a non-refundable deposit or deferred revenue).

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

The application of these amendments has had no impact on the Company’s consolidated financial statements.

II.	New and revised IFRS Standards in issue but not yet effective

As of December 31, 2018, the Company has not applied the following new and revised IFRS Standards that have been issued but are not yet effective:

IFRS 16	Leases (1)
Annual Improvements to IFRS Standards 2015–2017 Cycle	Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs (2)
Amendments to IAS 19 Employee Benefits	Plan Amendment, Curtailment or Settlement (2)
IFRIC 23	Uncertainty over Income Tax Treatments (1)

(1)	Effective for annual periods beginning on or after January 1, 2019.
(2)	Effective for annual periods beginning on or after January1, 2019, with earlier application permitted.

IFRS 16 Leases

IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements for both lessors and lessees.

IFRS 16 Leases was issued in January 2016 and will supersede the current lease guidance, including IAS 17 Leases and the related interpretations when it becomes effective  for accounting periods beginning on or after January 1, 2019. The date of initial application of IFRS 16 for the Company will be January 1, 2019.

The Company will make use of the practical approach on transition to IFRS 16 not to reassess whether a contract is or contains a lease. Accordingly, the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to apply to those leases entered into or modified before January 1, 2019.

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

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments as well as the impact of lease modifications, among others.

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

The Company has estimated that it will have to recognize an asset for right of use and a corresponding lease liability of $213,342 as of the adoption date.

Annual Improvements to Ventures, IFRS Standards 2015–2017 Cycle Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs

The Annual Improvements include amendments to four Standards.

a.	IAS 12 Income Taxes

The amendments clarify that an entity should recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized the transactions that generated the distributable profits. This is the case irrespective of whether different tax rates apply to distributed and undistributed profits.

b.	IAS 23 Borrowing Costs

The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

c.	IAS 23 Borrowing Costs

The amendments to IFRS 11 clarify that when a party that participates in, but does not have joint control of, a joint operation that is a business and obtains joint control of such a joint operation, the entity does not remeasure its PHI in the joint operation.

d.	IFRS 11 Joint Arrangements

The amendments to IFRS 11 clarify that when a party that participates in, but does not have joint control of, a joint operation that is a business and obtains joint control of such a joint operation, the entity does not remeasure its PHI in the joint operation.

The Company’s management determined that the application of these amendments will not have a material impact on the consolidated financial statements.

Amendments to IAS 19 Employee Benefits Plan Amendment, Curtailment or Settlement

The amendments clarify that the past service cost (or of the gain or loss on settlement) is calculated by measuring the defined benefit liability (asset) using updated assumptions and comparing benefits offered and plan assets before and after the plan amendment (or curtailment or settlement) but ignoring the effect of the asset ceiling (that may arise when the defined benefit plan is in a surplus position). IAS 19 is now clear that the change in the effect of the asset ceiling that may result from the plan amendment (or curtailment or settlement) is determined in a second step and is recognized in the normal manner in other comprehensive income.

The paragraphs that relate to measuring the current service cost and the net interest on the net defined benefit liability (asset) have also been amended. An entity will now be required to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. In the case of the net interest, the amendments make it clear that for the period post plan amendment, the net interest is calculated by multiplying the net defined benefit liability (asset) as remeasured under IAS 19.99 with the discount rate used in the remeasurement (also taking into account the effect of contributions and benefit payments on the net defined benefit liability (asset)).

The Company’s management determined that the application of these amendments will not have a material impact on the consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The interpretation requires an entity to:

•	determine whether uncertain tax positions are assessed separately or as an entity; and
•	assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings:

o	If accepted, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings, and,
o	If not accepted, the entity should reflect the effect of uncertainty in determining its accounting tax position.

The Company’s management determined that the application of these amendments will not have a material impact on the consolidated financial statements.

b.	Foreign currency transactions

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

d.	Financial instruments

Financial assets and financial liabilities are recognized in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

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

e.	Financial assets

All purchases or sales of financial assets in the ordinary course of business are recognized and derecognized on a trade date basis. Purchases or sales in the ordinary course of business are purchases or sales of financial assets that require delivery of assets within the time frame  established by regulation or convention in the marketplace.

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

As of December 31 2018, 2017 and 2016, all of the Company’s financial assets have been recognized at amortized cost.

i)	Amortized cost and effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance.

ii)	Financial assets at fair value through other comprehensive income (FVTOCI)

Financial assets at fair value through other comprehensive income are those whose business model is based on obtaining contractual cash flows and selling financial assets, in addition to their contractual conditions giving rise, on specified dates, to cash flows that they are only payments of the principal and interest on the outstanding principal amount. As of December 31, 2018, the Company does not have financial assets at fair value through other comprehensive income.

iii)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified at fair value through profit or loss when the financial asset is held for trading or it is designated as fair value through profit or loss. As of December 31 2018, 2017 and 2016, the Company does not have financial assets at fair value.

iv)	Impairment of financial assets

Until December 31, 2017, the Company's policy was to record a provision for uncollectible accounts for all the accounts receivable older than 90 days, in addition to factors such as the financial and operating situation of the customers, condition of expired accounts, as well as the economic conditions of the country in which they operate.

In 2018, due to the implementation of IFRS 9, changes were made in the internal process for the management of uncollectible accounts, implementing a methodology and calculation to comply with the new model of expected credit losses, which requires an evaluation of potential impairment from the initial recognition of accounts receivable. This methodology is part of the current policy to determine the impairment of accounts receivable.

The Company recognizes a loss allowance for expected credit losses on investments in debt instruments that are measured at amortized cost or at FVTOCI, trade receivables and contract assets. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Company always recognizes lifetime ECL for trade receivables and contract assets. The expected credit losses on these financial assets are estimated using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, including general economic conditions.

For all other financial instruments, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

i)	Significant increase in credit risk

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

ii)	Definition of default

The Company considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that financial assets that meet either of the following criteria are generally not recoverable:

•	When there is a breach of financial covenants by the debtor; or
•

The information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Company, in full (without taking into account any collateral held by the Company).

Irrespective of the above analysis, the Company considers that default has occurred when a financial asset is more than 90 days past due unless the Company has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

iii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred.

iv)	Write-off policy

The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. Any recoveries made are recognized in profit or loss.

v)	Measurement and recognition of expected credit losses

According to IAS 39 “Financial Instruments: Recognition and Measurement”, as of December 31, 2017, the Company's policy was to record a provision for uncollectible accounts for all the accounts receivable older than 90 days, in addition to factors such as the financial and operating situation of the customers, condition of expired accounts, as well as the economic conditions of the country in which they operate. This policy was based on an expectation of credit losses incurred on financial assets, such as: trade receivables and other financial assets.

As of December 31, 2018 and according to IFRS 9, the Company recognize a provision of expected credit losses in the financial assets such as trade receivables and other financial assets. The expected credit losses on these financial assets are estimated from the initial recognition of the asset at each reporting date, using as a reference the past experience of the Company’s credit losses, adjusted for factors that are specific to the debtors or groups of debtors, the general economic conditions and an assessment of both, management and conditions existing as of the reporting date, including the time value of money where appropriate.

The measurement of expected credit losses is a function of the probability of default, loss due to a default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss due to a default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expires, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Financial liabilities

All financial liabilities are measured subsequently at amortized cost using the effective interest method or at FVTPL.

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

When a financial liability measured at amortized cost is modified without a derecognition, the Company recognizes a gain or loss in the modification, which is calculated as the difference between the amortized cost at the date of the refinancing and the cash flows with the new terms of financing discounted at the effective interest rate of the original debt. In addition, when the Company refinancing the transaction and the previous liability qualifies to be derecognized, the costs incurred in the refinancing are recognized immediately in results at the date of the termination of the previous financial liability.

f.	Property, leasehold improvements and equipment, net

Expenditures for property, leasehold improvements and equipment acquired are carried at acquisition cost. Depreciation is recognized so as to write off the cost or deemed cost of assets (other than freehold land and properties under construction). Depreciation of property, leasehold improvements and equipment is calculated using the straight-line method over the useful life of the asset. Depreciation begins in the month in which the asset is placed in service. The useful lives of assets are as follows:

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

g.	Leasing

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

h.	Guarantee deposits

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

i.	Borrowing costs

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

j.	Investment in airport concessions

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

k.	Impairment of tangible and intangible assets

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

As a result of the Income Tax Law of 2014, as of December 31, 2018, 2017 and 2016, the PTU is determined based on taxable income according to section I of article 9 of the same Law.

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

q.	Revenue recognition

Until December 31, 2017, the Company’s policy was to recognize the revenues when it was probable that the Company would receive the economic benefits associated with the transaction. Revenue was measured at the fair value of the consideration received or receivable and represents the amounts receivable for goods and services provided in the normal course of activities. Revenue is reduced for discounts and incentives provided to customers as well as other similar allowances.

Beginning on January 1, 2018, revenues are recognized at the fair value of the consideration received or receivable, net of any discount. The Company applies a 5-step approach to revenue recognition:

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

Leasing revenues

The Company’s policy for recognition of revenue from operating leases is described in subparagraph q of this note (the Company as lessor).

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

b.Key sources of estimation uncertainty

Basic assumptions concerning the future and other key sources of uncertainty in the estimates made at the end of the reporting period, that have a significant risk of causing significant adjustments to the carrying amounts of assets and liabilities within the following financial year are as follows:

•

The Company performs an allowance for doubtful accounts analysis based on the expected credit losses required by IFRS 9, considering key factors such as the customers’ financial and operating situation, conditions of expired accounts and the economic conditions of the country. This estimate is reviewed periodically and the condition of past due accounts is determined considering the terms established in the agreements. As of December 31, 2017, the Company recorded a provision for uncollectible accounts for all the accounts receivable older than 90 days, in addition to factors such as the financial and operating situation of the customers, condition of expired accounts, as well as the economic conditions of the country in which they operated.

•

The Company’s long-lived assets correspond to concessions granted by the Mexican Government, properties, leasehold improvements and equipment. The Company reviews the carrying amounts of its long-lived assets to determine whether there are indications of impairment. In the analysis of impairment indicators, the Company identified as a possible impairment indicator the recovery of the investment value of the NH T2 Hotel recorded in improvements in leased assets, whose lease contract with the Mexico City International Airport expires in 2029. The value in use calculation requires the Company to determine the future cash flows deemed to arise from the cash generating unit (“CGU”) and an appropriate discount rate to calculate the present value. The net book value of the investment in the Terminal 2 NH Hotel as of December 31, 2018 was Ps.254,551; this analysis did not reflect any impairment loss (see note 9).

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

Although these estimates were made based on the best information available as of December 31, 2018, 2017 and 2016, it is possible that future events may require the Company to modify (increase or decrease) the amounts in the coming years, which in such case would be applicable on a prospective basis by recognizing the effects of changes in estimates in the corresponding consolidated financial statements.

6.            Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	December 31,
	2018		2017		2016

Cash	Ps.	1,456,207	Ps.	602,074	Ps.	1,052,860
Cash equivalents:
Bank notes		630,537		1,269,090		932,638
Commercial paper		217,074		139,870		124,361
Money market investment funds		655,084		321,973		895,933
	Ps.	2,958,902	Ps.	2,333,007	Ps.	3,005,792

7.           Accounts receivable

a.           The balance of accounts receivable is as follows:

	December 31,
	2018		2017		2016
Receivables	Ps.	728,552	Ps.	668,980	Ps.	781,612
Allowance for doubtful accounts (note 7 b.)		(31,986)		(38,223)		(67,482)
	Ps.	696,566	Ps.	630,757	Ps.	714,130

Accounts receivable represent principally the passenger charges (TUA) paid by each passenger (other than diplomats, infants, and transit passengers) using the airports operated by the Company. These TUA are collected by airlines and subsequently paid to the Company. As of December 31, 2018, 2017 and 2016, amounts receivable for passenger charges amounted to Ps. 577,391, Ps. 486,650 and Ps. 567,818, respectively.

The Company’s management considers that the carrying amount of accounts receivable approximates its fair value given their short-term nature. No interest income is generated by any short-term account receivable. As of December 31, 2018, 2017 and 2016, the balance of the allowance for doubtful accounts was Ps.31,986, Ps.38,223 and Ps.67,482, respectively.

As of December 31, 2017, the Company’s policy was to record a provision for uncollectible accounts for all the accounts receivable older than 90 days, in addition to factors such as the financial and operating situation of the customers, condition of expired accounts, as well as the economic conditions of the country in which they operate. Beginning in 2018, the Company recognizes a provision for uncollectible expected credit losses using a calculation model based on the historical experience of credit losses of the Company adjusted for factors that are specific to the debtors, the general economic conditions and an evaluation of both the current and expected conditions existing at the reporting date, including the time value of the money when appropriate.

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

	December 31,
	2018	2017	2016
	%	%	%
Accounts receivable:
Aeroenlaces Nacionales, S. A. de C. V.	23.76	20.40	19.25
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	24.20	18.14	18.42
ABC Aerolíneas, S. A. de C. V.	—	1.08	8.41
Aerolitoral, S. A. de C. V.	21.47	24.21	17.68
Aerovías de México, S. A. de C.V.	7.15	6.01	6.27

	Year ended December 31,
	2018	2017	2016
	%	%	%
Revenues by client:
Aerolitoral, S. A. de C. V.	14.99	14.17	14.33
Aeroenlaces Nacionales, S. A. de C. V.	16.84	15.19	13.72
ABC Aerolíneas, S. A. de C. V.	11.19	11.06	11.93
Concesionaria Vuela Compañía de Aviación, S. A. P. I. de C. V.	13.79	12.74	13.43
Aerovías de México, S. A. de C. V.	4.41	4.85	5.08

b.           The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2018		2017		2016

Beginning balance	Ps.	38,223	Ps.	67,482	Ps.	67,733
(Decrease) increase		(5,960)		(10,561)		749
Write-off		(277)		(18,698)		(1,000)
Ending balance	Ps.	31,986	Ps.	38,223	Ps.	67,482

The write-off of doubtful accounts is recognized once the Company has exhausted all means for collection of the account.

The movements in the estimate for customer impairment in 2018, with the new expected loss model used by the Company, are presented below:

c.          Aging of trade accounts receivable past due but not reserved

	December 31, 2018
	Airports		Others		Total

Gross book value	Ps.	692,675	Ps.	35,877	Ps.	728,552
Collateral		169,000		2,265		171,265

Probability of default in range		0% - 100%		0% - 100%
Loss due to default range		0% - 100%		0% - 100%
Beginning balance of impairment of account receivable	Ps.	37,568	Ps.	655	Ps.	38,223
(Decrease) increase in the provision		(5,816)		(144)		(5,960)
Write-off		(277)		—		(277)
Ending balance	Ps.	31,475	Ps.	511	Ps.	31,986

8.            Other accounts receivable and prepaid expenses

Other accounts receivable and prepaid expenses are comprised as follows:

	December 31,
	2018		2017		2016

Prepaid expenses	Ps.	27,296	Ps.	23,310	Ps.	14,316
Guarantee deposits		5,897		5,800		5,844
Other		7,068		9,746		8,745
	Ps.	40,261	Ps.	38,856	Ps.	28,905

9.            Property, leasehold improvements and equipment

Property, leasehold improvements and equipment are as follows:

	December 31,
	2018		2017		2016
Net carrying value:
Land (see note 10)	Ps.	1,709,508	Ps.	1,709,508	Ps.	1,707,236
Leasehold improvements		783,221		660,589		456,505
Machinery and equipment		99,194		116,117		130,349
Furniture and office equipment		42,674		47,113		50,835
Transportation equipment		25,326		36,246		9,042
Computer equipment		4,930		9,483		12,020
Construction in progress for leasehold improvements		5,409		22,341		78,218
	Ps.	2,670,262	Ps.	2,601,397	Ps.	2,444,205

													Construction
					Machinery		Furniture						in progress for
			Leasehold		and		and office		Transportation		Computer		leasehold
Cost	Land		improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2016	Ps.	1,715,636	Ps.	526,393	Ps.	194,638	Ps.	144,983	Ps.	29,121	Ps.	60,187	Ps.	—	Ps.	2,670,958
Acquisitions		—		12,963		2,223		2,787		6,227		4,040		124,878		153,118
Disposals		(8,400)		—		—		(625)		(3,030)		(31)		—		(12,086)
Transfers		—		46,660		—		—		—		—		(46,660)		—

Balance as of December 31, 2016		1,707,236		586,016		196,861		147,145		32,318		64,196		78,218		2,811,990
Acquisitions		2,272		107,735		4,502		6,393		34,531		3,805		75,853		235,091
Disposals		—		—		(249)		—		(4,532)		(62)		—		(4,843)
Transfers		—		131,730		—		—		—		—		(131,730)		—
Other		—		—		—		(183)		(1,274)		(242)		—		(1,699)

Balance as of December 31, 2017		1,709,508		825,481		201,114		153,355		61,043		67,697		22,341		3,040,539
Acquisitions		—		53,347		2,293		5,444		1,038		1,102		104,038		167,262
Disposals		—		—		(321)		—		—		(666)		—		(987)
Transfers		—		120,970		—		—		—		—		(120,970)		—
Other		—		—		(127)		(687)		(351)		(402)		—		(1,567)
Balance as of December 31, 2018	Ps.	1,709,508	Ps.	999,798	Ps.	202,959	Ps.	158,112	Ps.	61,730	Ps.	67,731	Ps.	5,409	Ps.	3,205,247

											Construction in
					Furniture and						progress for
Accumulated	Leasehold		Machinery and		office		Transportation		Computer		leasehold
depreciation	improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2016	Ps.	(101,882)	Ps.	(48,012)	Ps.	(83,783)	Ps.	(20,573)	Ps.	(45,733)	Ps.	—	Ps.	(299,983)
Depreciation		(27,629)		(18,500)		(12,527)		(5,710)		(6,474)		—		(70,840)
Disposals		—		—		—		3,007		31		—		3,038

Balance as of December 31, 2016		(129,511)		(66,512)		(96,310)		(23,276)		(52,176)		—		(367,785)
Depreciation		(35,342)		(18,674)		(10,112)		(7,264)		(6,323)		—		(77,715)
Disposals		—		—		—		4,532		47		—		4,579
Other		(39)		189		180		1,211		238		—		1,779

Balance as of December 31, 2017		(164,892)		(84,997)		(106,242)		(24,797)		(58,214)		—		(439,142)

Depreciation		(51,685)		(18,902)		(9,883)		(11,630)		(5,655)		—		(97,755)
Disposals		—		134		—		—		666		—		800
Other		—		—		687		23		402		—		1,112

Balance as of December 31, 2018	Ps.	(216,577)	Ps.	(103,765)	Ps.	(115,438)	Ps.	(36,404)	Ps.	(62,801)	Ps.	—	Ps.	(534,985)

Operation of the Terminal 2 NH Hotel: The recoverable amount of the CGU is determined by calculating its value in use, which requires cash flow projections based on financial estimates  approved by the Company’s management for the remainder of the lease period. During the projection period, the Company’s management considers an occupancy level  according to current trends. A reduction in the occupancy rate and average rate that results in a 10% reduction in revenues would not significantly affect the conclusion of non-impairment, as the estimated discounted cash flows would continue to exceed the carrying amount of the CGU.

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

f.

The concession may be revoked if the concessionaire breaches any of its obligations established in the concession title, as established in Article 26 and 27 of the Mexican Airport Law and in the concession title. The breach of certain concession terms may be cause for revocation if the Ministry of Communications and Transportation has applied sanctions in three different instances with respect to the same concession term.

The terms and conditions of each concession contract have been fulfilled in all important aspects during the years ended December 31, 2018, 2017 and 2016.

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

As of December 31, 2018, 2017 and 2016, the carrying value of the right to use airport facilities, airport concessions and improvement to concessioned assets classified as intangible assets are as follows:

	December 31,
	2018		2017		2016
Projects completed and in operation:
Airport concessions	Ps.	605,643	Ps.	605,643	Ps.	605,643
Rights to use airport facilities		3,356,762		3,356,762		3,356,762
Improvements to concessioned assets (see note 15)		7,000,679		5,859,174		4,532,716
Accumulated amortization		(2,396,428)		(2,173,162)		(1,981,607)
	Ps.	8,566,656	Ps.	7,648,417	Ps.	6,513,514

The changes in investment in concessions are as follows:

	December 31,
	2018		2017		2016
Investment in airport concessions
Beginning balance	Ps.	9,821,579	Ps.	8,495,121	Ps.	8,150,349
Increase		1,141,505		1,326,458		344,772
Ending balance		10,963,084		9,821,579		8,495,121
Amortization of airport concessions:
Beginning balance		(2,173,162)		(1,981,607)		(1,801,744)
Increase		(223,266)		(191,555)		(179,863)
Ending balance		(2,396,428)		(2,173,162)		(1,981,607)
Net investment in airport concessions	Ps.	8,566,656	Ps.	7,648,417	Ps.	6,513,514

Master Development Plan — The Company is obligated to carry out maintenance and improvements to concessioned assets according to the master development program. The master development program for 2016-2020 is Ps.4,445,653 based on December 31, 2014 values and Ps.6,002,629 based on December 31, 2018 values, updated using the National Producer Price Index (NPPI) excluding oil, in accordance with the concession contract, the amount to be incurred at December 31, 2018 was Ps.2,616,865, which has a payment schedule in accordance with the following:

Year	Amount
2019	Ps.	2,102,516
2020		514,349
	Ps.	2,616,865

In 2009, the Company paid Ps.1,159,613 to acquire land strategically located adjacent to the Monterrey airport to allow for the airport’s future growth, including the construction of a second runway, which the Company intends to complete in the future. The Company is negotiating the recognition of the cost of the investment made in these lands with the Mexican Bureau of Civil Aviation, to enable the latter to recognize lands acquired within the framework of the future investments in the concession of the Monterrey airport as part of the master development program required for such airport, not as a fixed asset owned by the Company.

On December 4, 2012, the Monterrey airport received authorization from the Mexican Bureau of Civil Aviation to include Ps.386,538 (amount expressed in nominal pesos of 2009) in investments as part of master development program for 2011-2015. An additional amount of Ps.77,306 was authorized by the Mexican Bureau of Civil Aviation through an extraordinary review of the maximum rate in the year 2011. The Company is still negotiating with the Mexican Bureau of Civil Aviation the recognition as an investment in concession of the remainder of the cost of the land acquired for the amount of Ps.695,759. All the amounts included in this disclosure are expressed in pesos as of December 31, 2009. The current amounts, when recognized by the Mexican Bureau of Civil Aviation as part of the investment in concession, will be adjusted based on the NCPI.

The Company’s airports exclusively own the lands acquired, which are classified in the consolidated statements of financial position under the headings of property, leasehold improvements and equipment. The lands will remain classified under these headings until the negotiations with the Mexican Bureau of Civil Aviation have concluded. If the Mexican Bureau of Civil Aviation recognizes the land as part of the concession investment, it is estimated that the property will be transferred to the Mexican Government. At the time of such recognition, the Company shall derecognize the asset and recognize an inclusion of the same amount under investment in airport concessions (improvements in concessioned assets), which will be subject to amortization for the remaining period of the concession.

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

11.         Composition of GACN

a.The following tables set forth information about the composition of GACN as of December 31, 2018, 2017 and 2016:

		Number of
	Place of	subsidiaries
	incorporation and	December 31,
Principal activity	operation	2018, 2017, 2016
Airports	Mexico	13
Hotels	Mexico	2
Services	Mexico	9
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

(1)

Includes subsidiaries with interest in: OMA VYNMSA Aero Industrial Park, S.A. de C.V (VYNMSA) of which the Company owns 51% of the shares, Consorcio Hotelero Aeropuerto de Monterrey, S.A.P.I de C.V with 85% and Servicios Hoteleros Aeropuerto de Monterrey, S.A. de C.V. with 85%.

(2)

Provides hotel services and includes its subsidiaries: Servicios Complementarios del Centro Norte, S.A. de C.V. with 100% of the shares, Consorcio Grupo Hotelero T2, S.A. de C.V. and Servicios Corporativos Terminal 2, S.A. de C.V. with 90% of the shares.

The Company has the majority of voting power at shareholders’ meetings of the subsidiaries and has control by virtue of its contractual right to appoint the board of directors of the companies.

As of December 31, 2018, 2017 and 2016, the Company has not made investments in shares of any structured or investment-related entity.

12.          Trade accounts payable

Trade accounts payable consist of the following:

	December 31,
	2018		2017		2016
Suppliers and contractors	Ps.	155,904	Ps.	200,598	Ps.	212,939
Customer advances		39,877		42,317		39,892
Current portion of financial leases		12,948		6,592		—
Statutory employee profit sharing		8,218		6,475		9,242
	Ps.	216,947	Ps.	255,982	Ps.	262,073

13.          Payable taxes and other accrued expenses

Tax payable and other accrued expenses are comprised of the following:

	December 31,
	2018		2017		2016
Accrued expenses	Ps.	166,588	Ps.	145,123	Ps.	183,175
Taxes payable other than income tax		308,345		220,524		262,772
Accrued interest		40,227		69,125		43,254
	Ps.	515,160	Ps.	434,772	Ps.	489,201

14.          Short-term debt

As of December 31, 2018, the Company has short-term credit lines available with financial institutions for Ps.350,000, which are not in use.

15.         Long-term debt

The long-term debt with credit institutions, debt issuances and other marketable securities as of December 31, 2018, 2017 and 2016, amounted to Ps.4,593,223, Ps.4,644,387 and Ps.4,707,303, respectively, before amortization of financing commissions and is comprised as follows:

	December 31,
	2018		2017		2016
Debt securities issued in the Mexican market on June 16, 2014, for Ps. 3,000,000, accruing interest at a fixed rate of 6.85%, for a 7-year term maturing on June 7, 2021. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA	Ps.	3,000,000	Ps.	3,000,000	Ps.	3,000,000

Debt securities issued in the Mexican market on March 26, 2013, for Ps. 1,500,000, accruing interest at a fixed rate of 6.47%, for a 10-year term maturing on March 14, 2023. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA		1,500,000		1,500,000		1,500,000

Unsecured lines of credit with Private Export Funding Corporation (supported by Ex-Im Bank) in 2010 and 2011 for U.S.$ 20,385 thousand maturing on December 21, 2021. As December 31, 2018, 2017 and 2016, outstanding amounts were U.S.$ 4,583 thousand, U.S.$ 6,536 thousand and US.$ 8,489 thousand, respectively. Baggage screening equipment was pledged to secure the loan ⁽²⁾. The loan accrues interest at a three-month London Interbank Offered (“LIBOR”) rate plus 1.25 percentage points, with quarterly payments of principal. As of December 31, 2018, 2017 and 2016, the interest rate was 4.04%, 2.94% and 2.25%, respectively.

		90,156		128,991		175,410

Line of credit with UPS Capital Business Credit (supported by Ex-Im Bank) for U.S.$ 3,120,000. The amount was drawn down upon in April 20, 2014, and the line of credit terminates on January 25, 2019. As of December 31, 2018, 2017 and 2016, the outstanding balance was U.S.$ 156 thousand, U.S.$ 780 thousand and U.S.$ 1,404 thousand, respectively. The line of credit is secured by firefighting equipment ⁽¹⁾. The loan bears interest at three-month LIBOR plus 2.65 percentage point with quarterly principal payments. As of December 31, 2018, 2017 and 2016, the interest rate was 5.44%, 4.34% and 3.65%, respectively.

		3,067		15,396		29,016

Unsecured line of credit with UPS Capital Business Credit (supported by Ex-Im Bank) of U.S$ 2,775,000, which was contracted in 2012 and terminated on August 1, 2017. As of December 31, 2016 the balance was U.S.$ 139 thousand. Baggage screening equipment acquired in 2010 and 2011 is pledged to secure the loan(2).		—		—		2,877
Total long-term debt		4,593,223		4,644,387		4,707,303
Less:
Financing commissions		(8,629)		(11,115)		(13,438)
		4,584,594		4,633,272		4,693,865
Current portion long-term debt		(41,425)		(50,852)		(56,122)
Long-term debt	Ps.	4,543,169	Ps.	4,582,420	Ps.	4,637,743

(1)

Carrying values are Ps.35,760, Ps.44,590 and Ps.53,421 as of December 31, 2018, 2017 and 2016, respectively, recorded as improvements to concessioned assets (note 10). The Company is not authorized to use these as collateral or sell them.

(2)

Carrying value amounts to Ps.284,008, Ps.292,922 and Ps.301,835 as of December 31, 2018, 2017 and 2016, respectively, and is recorded in improvements to concessioned assets (note 10). The Company is not authorized to grant such equipment as collateral in other loans or sell them to another Company.

The movement of the initial balance to the final balance of the bank loans for the years ended December 31, 2018, 2017 and 2016 correspond to debt principal payments of $49,563, $51,168 and $58,875, respectively, and the exchange gain (loss) effects of Ps.1,601, Ps.11,748 and Ps.(36,790), respectively. There is no new loan or other movement associated with these loans.

Maturity of long-term debt as of December 31, 2018, 2017 and 2016 is described in note 21.

Outstanding long-term loans include certain restrictive clauses such as, but not limited to, limiting bank loans to subsidiaries, pledge provision, tax payments, other obligations, disposal of fixed assets and other noncurrent assets, as well as the obligation to maintain certain financial ratios. For the years ended December 31, 2018, 2017 and 2016, these restrictions were met.

16.          Major maintenance provision

The Company has the obligation to perform major maintenance activities in its airports. The provision is recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation, at the date of the accompanying consolidated financial statements at a discount rate of 9.67%, 8.85% and 9.42% as of December 31, 2018, 2017 and 2016, respectively.

As of December 31, 2018, 2017 and 2016, the composition and changes of the Company’s major maintenance provision was as follows:

	December 31,							December 31, 2018
	2017		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	857,624	Ps.	225,244	(1)	Ps.	(139,320)	Ps.	224,982	Ps.	718,566

	December 31,							December 31, 2017
	2016		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	669,653	Ps.	285,755	(1)	Ps.	(97,784)	Ps.	232,645	Ps.	624,979

	December 31,							December 31, 2016
	2015		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	603,703	Ps.	168,804	(1)	Ps.	(102,854)	Ps.	160,607	Ps.	509,046

(1)

Includes Ps. 23,392, Ps. 5,477 and Ps. 94,072, recognized as interest income in the consolidated statement of income and other comprehensive income, for the accumulated effect of the present value estimation as of December 31, 2018, 2017 and 2016, respectively.

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

The total contributions to these plans based on the specific rates in the plan amounted to Ps.1,454, Ps.1,105 and Ps.1,666 in 2018, 2017 and 2016, respectively. A total of Ps.133, Ps.541 and Ps.2,628 in 2018, 2017 and 2016, respectively, is pending of payment to the trust.

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

The actuarial calculation of the defined benefit obligation was calculated as of December 31, 2018, 2017 and 2016 by actuaries certified by the National School of Actuaries (Colegio Nacional de Actuarios de México). The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	Year ended December 31,
	2018	2017	2016
Discount rate (see note 5 a.)	9.00%	7.75%	7.75%
Expected rate of salary increase	5.80%	4.50%	4.50%
Average longevity at retirement age for current pensioners (years)	13	14	15
Inflation	4.00%	3.50%	3.50%

The amounts recognized in the consolidated statement of income and other comprehensive income in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2018		2017		2016
Service cost:
Current service cost	Ps.	7,467	Ps.	7,995	Ps.	7,629
Net interest expense		7,677		7,672		6,664
Components of defined benefit costs recognized in profit or loss		15,144		15,667		14,293
Remeasurement on the net defined benefit liability:
Actuarial gains and losses arising from changes in financial assumptions		(10,131)		—		(5,815)
Actuarial gains and losses arising from experience adjustments		(14,042)		4,199		2,282
Components of defined benefit costs recognized in other comprehensive income (loss)		(24,173)		4,199		(3,533)
Total	Ps.	(9,029)	Ps.	19,866	Ps.	10,760

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

The amount included in the consolidated statement of financial position arising from the Company’s obligation in respect of its defined benefit plans is as follows:

	December 31,
	2018		2017		2016
Present value of defined benefit obligations	Ps.	79,905	Ps.	127,479	Ps.	111,921

Movements in the present value of the defined benefit obligation in the current year are as follows:

	December 31,
	2018		2017		2016
Present value of defined benefit obligation as of January 1,	Ps.	127,479	Ps.	111,921	Ps.	106,414
Current service cost		7,467		7,995		7,629
Interest cost		7,677		7,672		6,664
Remeasurement (gains)/losses:
Actuarial gains and losses arising from changes in financial and demographic assumptions		(10,131)		—		(5,815)
Actuarial gains and losses arising from experience adjustments		(14,042)		4,199		2,282
Benefits paid		(38,545)		(4,308)		(5,253)
Present value of defined benefit obligation	Ps.	79,905	Ps.	127,479	Ps.	111,921

Significant actuarial assumptions for the determination of the defined obligation are: discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

•If the discount rate increases (decreases) by 1%, the defined benefit obligation would decrease to Ps.70,273 (increase by Ps.91,481).

•If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase to Ps.91,701 (decrease by Ps.69,855).

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

The average duration period of the benefit obligation as of December 31, 2018 is 16.75 years (2017: 9.0 years and 2016: 8.8 years).

Expected cash flows from pension plans and seniority premium benefits are as follows:

			Seniority premium
Year	Pensions plan		benefits		Total
2019	Ps.	—	Ps.	646	Ps.	646
2020		450		794		1,244
2021		1,837		863		2,700
2022		1,604		1,085		2,689
2023		1,688		1,165		2,853
From 2024 and subsequently		53,841		11,961		65,802
Total	Ps.	59,420	Ps.	16,514	Ps.	75,934

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

The Company entered into a lease agreement, a minimum rent of Ps.8,126 was established. The rent will be adjusted annually based on the NCPI with a 3% minimum increase.

Payments recognized as cost and expense:

	Year ended December 31,
	2018		2017		2016
Costs and leasing expenses	Ps.	52,272	Ps.	53,070	Ps.	47,649

Operating lease commitments:

	Year ended December 31,
	2018		2017		2016
Duration:
Less than one year	Ps.	34,956	Ps.	37,053	Ps.	27,950
Greater than 1 year and less than 5 years		129,724		139,359		104,984
Greater than 5 years		163,973		192,846		192,471
Total	Ps.	328,653	Ps.	369,258	Ps.	325,405

b.As lessor

Revenues from operating leases

Mainly related to leases entered into by the Company, which are based on monthly rental payments that generally increase each year based on the NCPI, and/or the greater of a guaranteed minimum monthly rent plus a percentage of monthly income of the tenant. As of December 31, 2018, the committed future rents are as follows:

	Year ended December 31,
	2018		2017		2016
Duration:
Less than 1 year	Ps.	562,681	Ps.	287,650	Ps.	402,871
Greater than 1 year and less than 5 years		1,002,351		542,063		741,320
Greater than 5 years		240,584		117,911		321,870
Total	Ps.	1,805,616	Ps.	947,624	Ps.	1,466,061

Minimum lease payments in the table above do not include contingent rentals, such as increases by NCPI or increases by a percentage of the monthly income of the lessee. Contingent rental income recorded for the years ended December 31, 2018, 2017 and 2016 were Ps.229,727, Ps.204,172 and Ps.178,469, respectively.

Revenues from operating leases are disclosed in note 27.

c.Financial lease (as lessee)

	December 31,
	2018		2017
Total long-term financial lease (1)	Ps.	28,806	Ps.	37,450
Current portion		(12,948)		(6,592)
Long-term financial lease	Ps.	15,858	Ps.	30,858

(1)

Financial obligations for financial lease contracts for aerocars and other equipment, which accrue up to 48 monthly rents, principal and interest payments are made monthly, with monthly maturities until June 2021.

19.         Income taxes

The Company is subject to Income Tax (“ISR”), whose tax rate was 30% for 2018, 2017 and 2016 and will continue at 30% for later years.

In 2008, the Asset Tax Law was repealed, however, under certain circumstances, the IMPAC paid during the ten years prior to the year in which ISR is paid may be recovered, according to the terms of the law.

a.Income tax are as follows:

	Year ended December 31,
	2018		2017		2016
Current ISR	Ps.	1,113,712	Ps.	810,641	Ps.	672,298
Deferred ISR		7,691		2,432		74,484
Income tax expense	Ps.	1,121,403	Ps.	813,073	Ps.	746,782

b.As of December 31, 2018, 2017 and 2016, the principal items comprising the balance of the deferred ISR asset (liability) were:

			December 31,
	2018		2017		2016
Liabilities:
Provisions, allowances and labor obligations	Ps.	163,406	Ps.	116,740	Ps.	99,313
Investment in airport concessions, property, leasehold improvements and equipment, net		(401,735)		(362,866)		(419,384)
Tax loss carryforwards (1)		25,563		9,955		53,004
Recoverable tax on assets		28,619		39,090		48,276
Total liabilities	Ps.	(184,147)	Ps.	(197,081)	Ps.	(218,791)
Assets:
Provisions, allowances and labor obligations	Ps.	188,294	Ps.	217,987	Ps.	190,164
Investments in airport concessions, property, leasehold improvements and equipment, net		(179,805)		(281,119)		(303,839)
Tax loss carryforwards(1)		308,450		411,166		493,778
Total assets	Ps.	316,939	Ps.	348,034	Ps.	380,103
Net deferred ISR asset	Ps.	132,792	Ps.	150,953	Ps.	161,312

(1)

As of December 31, 2018, 2017 and 2016, the Company recognized a deferred tax asset of Ps.334,013, Ps.421,121 and Ps.546,782, respectively, corresponding to the tax losses generated by its subsidiaries. All subsidiaries of the Company expect to benefit from losses in future years based on projections of taxable income and various strategies with favorable tax consequences.

c.The changes in deferred tax during the year are as follows:

			December 31,
	2018		2017		2016
Beginning balance of deferred tax liability, net	Ps.	150,953	Ps.	161,312	Ps.	262,212
Deferred ISR in results		(7,691)		(2,432)		(74,484)
Recoverable tax on assets		(10,466)		(9,186)		(25,356)
Income tax effects recognized in other comprehensive income		(4)		1,259		(1,060)
Ending balance of deferred tax asset, net	Ps.	132,792	Ps.	150,953	Ps.	161,312

d.The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

		Year ended December 31,
	2018			2017			2016
	Amount		Rate %	Amount		Rate %	Amount		Rate %
Income before income taxes	Ps.	3,985,582		Ps.	2,950,515		Ps.	2,623,283
Current ISR		1,113,712			810,641			672,298
Deferred ISR		7,691			2,432			74,484
Income tax expense and effective rate	Ps.	1,121,403	28.14%	Ps.	813,073	27.56%	Ps.	746,782	28.47%
Add (deduct) effects of permanent differences, primarily, non-deductible expenses and inflationary effects for financial and tax purposes.		74,272	1.86%		72,082	2.44%		40,203	1.53%
Statutory rate	Ps.	1,195,675	30.00%	Ps.	885,155	30.00%	Ps.	786,985	30.00%

e.Each airport concession has received approval from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) to carry forward their tax losses up to the earlier of the date of which such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession. The base years and amounts as of December 31, 2018 are as follows:

	Tax loss
Year of Origin	carryforwards
2001	Ps.	5,670
2002		151,714
2003		227,388
2004		300,216
2005		60,461
2006		67,717
2007		91,460
2008		42,579
2009		5,339
2011		30,440
2012		68,666
2013		15,841
2018		5,290
	Ps.	1,072,781

f.In addition to the tax loss carryforwards of the airport concessionaires aforementioned, the Company has tax losses of other subsidiaries other than its concessionaires in the amount of Ps.40,596 the duration of which is 10 years under the Income Tax Law, and the expiration date of which is between 2019 and 2026.

g.In 2018, the Company utilized tax loss carryforwards in the amount of Ps.377,315.

h.The Company recognized the IMPAC paid during 2002 through 2007. In 2013, the Company recognized the deferred tax asset, which it expects to recover subject to certain conditions established in the Income Tax Law. During the periods 2018, 2017 and 2016, Ps.10,471, Ps.9,186 and Ps.25,356, respectively, were recovered. The updated amount as of December 31, 2018 was Ps.28,619.

i.The balances of shareholders’ equity tax accounts as of December 31 are:

	December 31,
	2018		2017		2016
Contributed capital account	Ps.	4,458,342	Ps.	4,258,423	Ps.	3,988,407
Net consolidated tax profit account		1,684,563		1,331,691		1,018,588
Total	Ps.	6,142,905	Ps.	5,590,114	Ps.	5,006,995

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

Contingencies

a.         Property tax

Reynosa Airport

Administrative law proceedings have been asserted against the Company by the municipality of Reynosa, Tamulipas for allegedly failing to pay property taxes with respect to the real estate on which the Reynosa airport is operated. Applications for nullity were submitted to the Tax Court and are pending.

In November 2011, the municipality of Reynosa, Tamaulipas, filed a property tax claim against the Reynosa airport for Ps.127,312. In response to these claims, the airport filed a nullity claim which was resolved favorably for the airport on October 31, 2018, concluding the trial.

In August 2012, the municipality of Reynosa, Tamaulipas, filed a property tax claim against the Reynosa airport for Ps.1,119. In response to these claims, the airport filed a nullity claim which was resolved favorably for the airport on April 5, 2018, concluding the trial.

In March 2014, the municipality of Reynosa, Tamaulipas, filed a property tax claim against the Reynosa airport for Ps.1,361.  In response to these claims, the airport filed a nullity claim which was resolved favorably for the airport on September 6, 2018, concluding the trial.

As of the date of the consolidated financial statements, these contingencies have been reduced given that the decisions have been favorable to the Reynosa airport in each of these trials.

Culiacán Airport

In November 2018, the municipality of Culiacán filed property tax claims against us for Ps.2,425 million, plus Ps.3,339 million in other fees. In response to these claims, we filed an injunction and administrative appeal before the Sinaloa Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Sinaloa). The Ministry of Communications and Transportation was asked to join the proceeding as an interested third party. As of the date of the consolidated financial statements, the Ministry of Communications and Transportation has not joined the proceeding, and the final resolution of this dispute remains pending.

b.         Amparo trial related to the requirement of municipal licenses

Ciudad Juarez Airport

In April 2016, the General Department of Urban Development of the Municipality of Ciudad Juarez filed a claim with  the Public and Private Parking Lots Operations Regulation, which imposed a series of obligations on the airport as the operator of public parking lots, with the aim of preventing the concessionaire from continuing to provide parking lot services through charge-by-entry.

Subsequently, in April 2016, municipal authorities executed the closure of the public parking lots in the airport claiming the lack of a license to operate and non-compliance with the corresponding regulations.

An desist claim was filed against such acts challenging the closure and claiming the unconstitutionality of the municipal regulation. The trial was admitted and on December 12, 2016 the Court issued a resolution in favor of the airport indicating a lack of municipal authority due to the application of the regulations in an area where only the federal government has jurisdiction.

The decision was appealed by the municipal authority through a revised claim (recurso de revision), which was resolved on October 5, 2018 by the Collegiate Tribunal of the Ciudad Juárez Circuit,  dismissing the revised claim and confirming the decision in favor of the airport. With this decision, the desist claim was upheld, concluding this matter.

c.         Conflict related with ownership of certain lands

Ciudad Juarez airport

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

On July 8, 2016, the local court in Ciudad Juárez ruled that the claims against the Ciudad Juárez airport are inadmissible, and on October 21, 2017, the claimants filed an appeal before the Appellate Court in Chihuahua against the court’s determination. On July 31, 2017, the First Civil Court overturned the lower court’s decision and ruled in favor of the plaintiffs, requiring the Mexican government to pay restitution to the plaintiffs for their loss of property and in accordance with the lawsuit.

The Mexican government filed a direct laim to appeal the decision, and on May 3, 2018, a favorable decision was issued, revoking the appealed decision, pursuant to which the claimant must return the title and payments claimed. The decision of the amparo trial was also favorable to the Ciudad Juárez airport as co-defendant.

On May 25, 2018, the First Civil Chamber in Chihuahua issued, in compliance with the execution of the amparo decision, a new decision absolving the defendants of the payments claimed.

This decision was appealed by the claimant in a direct amparo trial, requesting the Supreme Court of Justice of the Nation (“SCJN”) to resolve the matter definitively by exercising its authority to assert jurisdiction. The trial has been suspended since the claim was admitted on November 21, 2018.

As of the date of the consolidated financial statements, the First Collegiate Tribunal of Chihuahua hearing the direct amparo trial ordered the suspension of the process until the SCJN issues a decision.

As of the date of the consolidated financial statements, the contingencies are maintained due to the fact that there is still no decision to resolve the trial. However, in the event that the judgment is not favorable to the airport, the economic impact of the trial will be borne by the Mexican government, as established in the concession title. The airport has not recorded any provision in connection to these claims given that it does not expect an economic impact, even in case of an unfavorable resolution.

d.           Conflict related to the purchase-sale of land

Monterrey airport

Trial against Monterrey airport (as purchaser) in which a third party claimed that it was the owner of part of a property acquired by the airport.

The third party is seeking a declaration that the documents of sale to the Monterrey airport are null and void based on the absence of a sale deed for the property and the restitution of the property and possession to the third party, together with the corresponding improvements and property rights.

The Monterrey airport appeared in the trial and requested the appearance of DIAV, S.A. de C.V., as the seller of the property, as an interested third party. DIAV, S.A. de C.V. appeared in the trial.

On August 8, 2018, the court found that the plaintiff’s claims were inadmissible, and the plaintiff appealed the decision. The court also found that DIAV, S.A. de C.V. should not be joined to the proceedings, and the Monterrey airport appealed the decision. Both appeals are still pending as of the date of the consolidated financial statements.

The contingency is not quantified in the demand, but it will be maintained until the appeal is resolved. However, if an unfavorable verdict is issued, the economic impact of the trial would be assumed by the seller of the land (DIAV, S.A. de C.V., as established in the sales agreement) and, therefore, the Company has not recorded any provision relating to this claim.

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

b.         Categories of financial instruments and risk management policies

The principal categories of financial instruments are:

		December 31,
Financial assets	Risk classification	2018		2017		2016
Cash and cash equivalents and other investments held to maturity	Credit and interest rate	Ps.	2,978,559	Ps.	2,382,345	Ps.	3,005,792
Receivables, net	Credit and exchange rate		696,566		630,757		714,130

		December 31,
Financial liabilities	Risk classification	2018		2017		2016
Short-term and long-term debt	Interest rate, exchange rate and liquidity	Ps.	4,593,223	Ps.	4,644,387	Ps.	4,707,303
Trade accounts payable(1)	Liquidity		208,729		249,507		252,831
Accrued interest	Liquidity		40,227		69,125		43,254
Accounts payable to related parties	Liquidity		226,202		130,022		140,328

(1)	Does not include the payments of employee statutory profit-sharing amounts, which were Ps.8,218, Ps. 4,675 and Ps.9,242 as of December 31, 2018, 2017 and 2016, respectively.

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

As of December 31, 2018, the Company had an approximate Ps.4,593,223 in outstanding long-term debt, of which 98% had a fixed interest rate and 2.0% a variable interest rate. As of December 31, 2017, the Company had Ps.4,644,387 in outstanding long-term debt, of which 96.9% had a fixed interest rate and 3.1% a variable interest rate. As of December 31, 2016, the Company had an approximate Ps.4,707,303 in outstanding long-term debt, of which 95.6% had a fixed interest rate and 4.4% a variable interest rate.

The contracted credit lines have interest payments at a variable rate, which exposes the Company to interest rate risk as a result of fluctuations in market interest rates. The risk exposure is mainly caused by the variations that could occur in the three-month LIBOR rate.

The Company manages this risk by monitoring constantly the changes of such interest rates. In recent years, the three-month LIBOR has increased. The three-month LIBOR was at its lowest level on March 1, 2018 (1.69593%) and its highest level on December 20, 2018 (2.82375%). Therefore, the Company has not entered into hedging instruments to hedge the risk of a rise in such interest rates. In the future, if the behavior of the referenced rates established in its debt instruments changes and trends upward, the Company may decide to enter into hedging instruments.

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

As of December 31, 2018, 2017 and 2016, the Company maintained long-term debt, including the current portion, which accrue interest at a variable rate, of Ps.93,223, Ps.144,387 and Ps.207,303, respectively (see notes 14 and 15, which disclose the outstanding balances and interest rates of the Company’s financial instruments). A hypothetical, instantaneous and unfavorable 10% change in the three-month LIBOR interest rate applicable to the outstanding debt with variable rates would have resulted in an additional financing expense of approximately Ps.260, Ps.244 and Ps.166 for 2018, 2017 and 2016, respectively. The increase was calculated for U.S. dollar debt based on the year-end exchange rate of each year (Ps.19.6566, Ps.19.7354, and Ps.20.664 for 2018, 2017 and 2016, respectively).

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

Historically, a portion of the revenues generated by the Company’s airports (mainly derived from TUA charged to international passengers) are linked to U.S. dollars, although such revenues are collected in pesos based on the average exchange rate of the previous month. Of the Company’s consolidated revenues (excluding construction services revenues), 15.69%, 15.88% and 15.57% were from TUA of international passengers in 2018, 2017 and 2016, respectively. Substantially all other revenues of the Company are denominated in pesos. Based on an appreciation of 10% of the peso against the U.S. dollar, the Company believes that its revenues would have decreased by Ps.106,179, Ps.92,154, and Ps.81,052 in 2018, 2017 and 2016, respectively.

An appreciation of the Mexican peso against the U.S. dollar would reduce the U.S. dollar-denominated revenues and the Company’s obligations under U.S. dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Company’s U.S. dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

For the year ended December 31, 2018, the peso appreciated against the U.S. dollar by 0.4%, relative to the exchange rates prevailing at the end of 2017.

Foreign currency sensitivity analysis –  The following sensitivity analyses are based on an instantaneous and unfavorable change in exchange rates which affect the foreign currencies in which the Company’s debt is expressed. These sensitivity analyses cover all the assets and liabilities denominated in foreign currency. Sensitivity is determined by applying a hypothetical exchange rate change to those items, including the outstanding debt expressed in foreign currency.

As of December 31, 2018, 2017 and 2016, a hypothetical, instantaneous and unfavorable change of 10% in the exchange rate of the peso against the U.S. dollar, applicable in the Company’s asset (liability) positions net of U.S.$53,944, U.S.$25,370 and U.S.$2,407 (amounts in thousands) would have resulted in an estimated exchange (gain) loss of approximately Ps.(106,035), Ps. (50,069) and Ps.4,974 as of December 31, 2018, 2017 and 2016, respectively.

The carrying values of monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are as follows (amounts in thousands):

	Liabilities						Assets
	December 31,						December 31,
Currency	2018		2017		2016		2018		2017		2016
U.S. dollars	U.S.$	(13,185)	U.S.$	(15,631)	U.S.$	(14,457)	U.S.$	67,129	U.S.$	41,001	U.S.$	12,050

The transactions in thousands of U.S. dollars for the years ended December 31, 2018, 2017 and 2016, are as follows:

	December 31,
	2018		2017		2016
Technical assistance	U.S.$	8,781	U.S.$	6,863	U.S.$	5,707
Insurance		2,227		2,295		1,481
Purchase of machinery and maintenance		9,527		16,562		6,886
Software		437		1,722		1,728
Professional services, fees and subscriptions		2,147		968		1,161
Other		8,043		6,437		7,660

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31,
	2018		2017		2016
U.S. dollar exchange rate
Interbank	Ps.	19.6566	Ps.	19.7354	Ps.	20.664

As of April 26, 2019, the issuance date of the consolidated financial statements, the Interbank exchange rate was Ps.18.8644.

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

As of December 31, 2018, 2017 and 2016, the Company had Ps.31,986 Ps.38,223 and Ps. 67,482 as an allowance for doubtful accounts, principally related with accounts receivable.

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

							2026 and
As of December 31, 2018	2019		2020-2022		2023-2025		subsequently		Total
Long-term debt	Ps.	41,425	Ps.	3,051,798	Ps.	1,500,000	Ps.	—	Ps.	4,593,223
Interest(1)		309,877		596,259		19,680		—		925,816
Trade accounts payable		208,729		—		—		—		208,729
Accrued expenses		40,227		—		—		—		40,227
Accounts payable with related parties		226,202		—		—		—		226,202
Total	Ps.	826,460	Ps.	3,648,057	Ps.	1,519,680	Ps.	—	Ps.	5,994,197

							2025 and
To December 31, 2017	2018		2019-2021		2022-2024		subsequently		Total
Long-term debt	Ps.	50,852	Ps.	3,093,535	Ps.	1,500,000	Ps.	—	Ps.	4,644,387
Interest(1)		310,710		806,984		118,078		—		1,235,772
Trade accounts payable		249,507		—		—		—		249,507
Accrued expenses		69,125		—		—		—		69,125
Accounts payable with related parties		130,022		—		—		—		130,022
Total	Ps.	810,216	Ps.	3,900,519	Ps.	1,618,078	Ps.	—	Ps.	6,328,813

							2024 and
As of December 31, 2016	2017		2018-2020		2021-2023		subsequently		Total
Long-term debt	Ps.	56,122	Ps.	137,166	Ps.	3,014,015	Ps.	1,500,000	Ps.	4,707,303
Interest(1)		313,145		929,050		287,120		19,680		1,548,995
Trade accounts payable		252,831		—		—		—		252,831
Accrued expenses		43,254		—		—		—		43,254
Accounts payable with related parties		140,328		—		—		—		140,328
Total	Ps.	805,680	Ps.	1,066,216	Ps.	3,301,135	Ps.	1,519,680	Ps.	6,692,711

(1)

The projected interest is determined, in the case of obligations with a variable rate, based on LIBOR and assuming an exchange rate of Ps.19.6566, Ps.19.7354 and Ps.20.664 (as of December 31, 2018, 2017 and 2016, respectively) per U.S. $1.00.

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

Financial liabilities

Long-term debt

December 31, 2018				December 31, 2017				December 31, 2016
Book value		Fair value		Book value		Fair value		Book value		Fair value
Ps.	4,593,223	Ps.	4,326,267	Ps.	4,644,387	Ps.	4,465,684	Ps.	4,707,303	Ps.	4,489,119

	Hierarchy of fair value as of December 31, 2018
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,129,695	Ps.	196,572	Ps.	—	Ps.	4,326,267

	Hierarchy of fair value as of December 31, 2017
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,246,875	Ps.	218,809	Ps.	—	Ps.	4,465,684

	Hierarchy of fair value as of December 31, 2016
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,204,695	Ps.	284,424	Ps.	—	Ps.	4,489,119

(1)

The fair values of the financial assets and financial liabilities included in the level 2 category above have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the credit risk of counterparties. The fair value of the financial liabilities included in Level 1 corresponds to stock certificates listed on the Mexican Stock Exchange.

22.          Shareholders’ equity

a.	Subscribed and paid-in capital stock as of December 31, 2018, 2017 and 2016, is comprised of ordinary, nominal shares, composed as follows:

	December 31, 2018 and 2017
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	344,004,973	Ps.	265,269
Series BB Class I	49,766,000		38,375
Treasury Series B Class I shares	(324,507)		(250)
	393,446,466	Ps.	303,394

	December 31, 2016
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	350,234,000	Ps.	270,071
Series BB Class I	49,766,000		38,375
Treasury Series B Class I shares	(6,229,027)		(4,802)
	393,770,973	Ps.	303,644

b.	At the Ordinary Shareholders’ Meetings held on April 23, 2018, April 28, 2017 and April 14, 2016, the results for the years ended December 31, 2017, 2016 and 2015, respectively, were approved.

c.

In 2017 and 2016, 324,507 shares were repurchased and 1,614,596 were issued by the Company for Ps.34,234 and Ps.184,370, respectively. In 2018, there were no shares repurchases or sales. As of December 31, 2018, 2017 and 2016, the market price per share was Ps. 93.65, Ps. 101.67 and Ps.89.38, respectively.

As of December 31, 2018, the Company had in treasury repurchased shares in the amount of Ps. 34,234. Such amount is represented by 324,507 Series B Class I shares.

d.

At the Ordinary General Shareholders’ Meeting held on April 23, 2018 the shareholders approved the following: (1) the payment of a cash dividend of Ps. 1,600 million, to be paid in a single installment of Ps.4.0633 per share (the amount effectively paid was Ps.1,598,680), corresponding to the shares outstanding less the treasury stock at the payment date (May 30, 2018); (2) a share repurchase reserve of Ps.1,466 million and authorized use of up to that amount to repurchase Series B shares during 2018 and until the next annual meeting approves the 2018 result.

e.

At the Ordinary Shareholders’ Meeting held on April 28, 2017, the shareholders approved the following: (1) the payment of a cash dividend of Ps.1,600 million, to be paid in a single installment of Ps.4.00 per share (the amount effectively paid to controlling interest was Ps.1,575,083), corresponding to the shares outstanding less the treasury stock at the payment date (May 16, 2018); (2)  a share repurchase reserve of Ps.1,500 million and authorized use of up to that amount to repurchase series B shares for which an amount of Ps. 116,875 was transferred from accumulated results to the share repurchase reserve for completion of the amount approved.

f.

At the Extraordinary General Shareholders’ Meeting held on May 31, 2017, the cancellation of 6,229,027 Series B Treasury shares, representing the minimum, fixed portion of the Company’s capital stock was approved. This cancellation does not result in a refund in favor of the shareholders.

g.

At the Ordinary Shareholders’ Meeting held on April 14, 2016, the shareholders approved the following: (1) the payment of a cash dividend of Ps. 1,400 million, to be paid in a single installment of Ps. 3.50 per share (the amount effectively paid to controlling interest was Ps. 1,371,641), corresponding to the shares outstanding less the treasury stock at the payment date (April 29, 2016); (2) a share repurchase reserve of Ps. 1,200 million and authorized use of up to that amount to repurchase shares during 2016 and until the next annual meeting approves the 2016 result, and (3) a decrease in the legal reserve fund of Ps. 176,530, an amount in which the reserve exceeds 20% of the share capital and transfer it to results from previous years.

h.

Shareholders’ equity, except restated paid-in capital and tax-retained earnings, will be income tax on dividends by the Company to the effect upon the distribution rate. Any tax paid on such distribution may be credited against income tax for the year in which the tax on dividends and the following two years, against the tax for the year and interim payments thereof is paid.

i.

Retained earnings include the statutory legal reserve. Under the Mexican General Corporations Law, at least 5% of the year’s net profits must be placed in a legal reserve until the reserve equals an amount representing 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the Company is dissolved and must be replenished if it is reduced for any reason. As of December 31, 2018, 2017 and 2016, the amount not available for distribution totaled Ps.61,689, in each years.

23.         Accumulated other comprehensive loss

Accumulated other comprehensive loss is as follows:

	Labor obligations
	Amount		Deferred taxes		Total
Balance as of January 1, 2016	Ps.	(15,013)	Ps.	4,488	Ps.	(10,525)
Movements of the year		3,533		(1,060)		2,473
Balance as of December 31, 2016		(11,480)		3,428		(8,052)
Movements of the year		(4,199)		1,260		(2,939)
Balance as of December 31, 2017		(15,679)		4,688		(10,991)
Movements of the year		24,173		(4)		24,169
Balance as of December 31, 2018	Ps.	8,494	Ps.	4,684	Ps.	13,178

Other comprehensive loss is comprised of the effects of labor obligations.

24.         Other income

Other income, net, consists of the following:

	Year ended December 31,
	2018		2017		2016
Gain on sale of equipment	Ps.	(205)	Ps.	(1,340)	Ps.	(22,250)
Other expenses (income)		—		(40)		—
	Ps.	(205)	Ps.	(1,380)	Ps.	(22,250)

25.         Related party balances and transactions

a.	The repayments for construction to the related parties are as follows:

	December 31,
	2018		2017		2016
ICA Constructora de Infraestructura, S.A. de C.V. (1)	Ps.	28,363	Ps.	44,254	Ps.	—
ICA Constructora, S.A. de C.V. (1)		6,859		44,264		—
Actica Sistemas, S.A. de C.V. (1)		—		5,887		—
Ingenieros Civiles Asociados, S.A. de C.V. (1)		—		—		37,866
VCD Construcción y Desarrollo, S.A.P.I. de C. V. (1)		3,125		3,612		8,166
	Ps.	38,347	Ps.	98,017	Ps.	46,032

b.The accounts payable with related parties are as follows:

	December 31,
Payable:	2018		2017		2016
Empresas ICA, S.A.B. de C.V. “EMICA”(1)	Ps.	—	Ps.	—	Ps.	18,763
Servicios de Tecnología Aeroportuaria, S.A. de C.V. “SETA” (2)		140,294		82,501		74,266
Nacional Hispana Hoteles, S. de R. L. de C. V. (2)		—		—		5,316
Operadora Nacional Hispana, S.A. de C.V.(2)		6,900		7,985		6,110
VCD Construcción y Desarrollo, S.A.P.I. de C.V.(2)		5,947		4,773		26,325
ICA Ingeniería S. A. de C. V.(2)		367		367		7,155
Actica Sistemas, S. de R.L. de C.V.		5,588		1,496		1,760
Grupo ICA, S.A. de C.V.		—		16,592		—
GGA Capital, S.A.P.I. de C.V.		61,250		14,700		—
ICA Constructora de Infraestructura, S.A. de C.V.		5,222		783		—
Grupo Hotelero Santa Fe, S. A. de C. V. (2)		634		825		633
	Ps.	226,202	Ps.	130,022	Ps.	140,328

(1)	Affiliated company

The balance payable to GGA Capital, S.A.P.I. of C.V. for $61,250 and $14,700 corresponds to short term loans as of December 31, 2018 and 2017. Loans generated interest at a 91-day TIIE rate plus 3.5 percentage points, the interest rate was 11.85% and 10.89%, respectively.

c.The principal transactions with related parties performed in the normal course of business, are as follows:

	Year ended December 31,
	2018		2017		2016
Capital Investment:
Hotel	Ps.	—	Ps.	—	Ps.	340
Industrial warehouse		94,938		46,172		103,235
Expenses:
Technical assistance payments received		172,610		135,074		117,987
Administrative services		68,807		66,783		51,950
Lease’s revenues		258
Major maintenance and improvements on concessioned assets:
Platform		46,889		10,405		—
Maintenance		226		—		—
Improvements to concessioned assets:
Construction terminal		306,665		210,098		—
Platform		—		—		21,694
Rain channels		5,956		—		—

Remuneration to directors and officers who sit on the Board of Directors and Executive, Audit, Corporate Governance, Finance and Sustainability Committees totaled Ps.23,950, Ps.20,534 and Ps.20,000 for 2018, 2017 and 2016, respectively.

Employee Benefits — Employee benefits granted to key management personnel of the Company were comprised solely of short-term benefits of Ps.96,344, Ps.70,413 and Ps.74,706 in 2018, 2017 and 2016, respectively.

Technical Assistance — On May 13, 2015, the Company signed with SETA an extension and amendment to its Technical Assistance Agreement.  The annual consideration under the amendment is the greater of U.S.$ 3,478,000 (updated annually according to the U.S. consumer price index) and 4% of the Company’s consolidated EBITDA before payment of the technical assistance fee for the first three years or 3% of consolidated EBITDA before payment of the technical assistance fee during the last two years. For purposes of this calculation, consolidated EBITDA is calculated prior to deducting the technical assistance fee and considers airport concession operations, as well as subsidiaries that provide employee services to airports directly or indirectly, exclusively.

In 2018 and 2017, the variable consideration was greater than the fixed consideration, at U.S. $3,517,000, U.S. $3,478,000, respectively and U.S. $3,482,000 in 2016.

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

SETA holds 12.6% of GACN, all in the form of BB shares. In addition, CONOISA owns 1.9% of GACN’s B shares directly.

26.         Operating segment data

The reportable segments are determined on the basis of which the Company internally reports its segment reporting to senior management for purposes of making operating decisions. Considering the same accounting basis described in note 4. The financial information of the holding company and its service companies, have been combined and included in the “other” column.

					Construction		Depreciation										Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		Capital		in airport
December 31, 2018	revenues		revenues		revenues		amortization		income		segment		segment		investments		concessions

Metropolitan
Monterrey	Ps.	2,447,993	Ps.	649,393	Ps.	232,698	Ps.	103,454	Ps.	815,055	Ps.	5,350,950	Ps.	742,350	Ps.	282,514	Ps.	2,935,333
Tourist
Acapulco		182,663		34,279		279,099		33,125		43,460		1,415,909		467,444		279,099		1,246,261
Mazatlán		276,126		46,754		31,308		16,594		81,654		1,256,447		164,075		31,306		523,655
Zihuatanejo		167,578		22,934		13,534		18,266		43,595		617,071		117,245		13,587		518,134
Regional
Chihuahua		364,755		56,128		141,546		13,462		103,980		874,960		170,457		141,908		590,944
Culiacan		539,540		57,313		33,888		17,408		145,767		978,514		153,687		34,035		526,881
Durango		112,310		10,822		13,788		6,558		29,339		294,355		76,831		13,788		179,567
San Luis Potosi		167,030		30,275		231,726		8,711		39,665		635,811		385,551		231,726		540,721
Tampico		190,502		26,891		26,169		8,604		47,618		333,070		75,739		26,169		273,340
Torreon		184,396		22,655		19,990		9,426		48,883		352,659		111,946		19,990		276,164
Zacatecas		105,626		11,935		9,655		7,460		27,667		261,320		86,236		9,656		212,093
Border
Ciudad Juarez		310,892		45,287		9,096		11,631		89,551		496,472		153,823		9,096		353,807
Reynosa		106,867		14,810		144,830		7,909		30,104		567,054		309,368		153,562		443,771
Hotel
NH T2 Hotel		—		246,065		—		22,969		67,250		308,727		29,626		5,772		—
Hilton Garden Inn		—		100,051		—		10,840		28,973		248,633		7,260		5,208		—
Industrial Park:
VYNMSA		—		28,190		—		14,260		8,276		344,931		139,277		97,153		—
Other		—		4,433,390		—		41,068		4,135,788		15,504,577		6,069,798		5,616		—
Total		5,156,278		5,837,172		1,187,327		351,745		5,786,625		29,841,460		9,260,713		1,360,185		8,620,671

Eliminations		(16,226)		(4,211,675)		(45,822)		—		(1,654,089)		(14,250,976)		(2,182,156)		(45,822)		(54,015)

Consolidated	Ps.	5,140,052	Ps.	1,625,497	Ps.	1,141,505	Ps.	351,745	Ps.	4,132,536	Ps.	15,590,484	Ps.	7,078,557	Ps.	1,314,363	Ps.	8,566,656

					Construction		Depreciation										Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		Capital		in airport
December 31, 2017	revenues		revenues		revenues		amortization		income		segment		segment		investments		concessions

Metropolitan
Monterrey	Ps.	2,046,097	Ps.	547,586	Ps.	367,214	Ps.	84,132	Ps.	518,737	Ps.	4,993,403	Ps.	826,644	Ps.	505,445	Ps.	2,785,385
Tourist
Acapulco		158,448		34,089		372,253		20,105		38,531		1,197,164		282,120		372,253		996,944
Mazatlán		249,479		47,819		30,205		15,815		59,470		1,128,244		150,567		30,223		508,123
Zihuatanejo		167,550		27,334		28,039		17,347		38,977		596,780		116,609		28,138		520,632
Regional
Chihuahua		308,746		52,742		122,412		12,682		72,298		903,724		213,533		122,448		460,816
Culiacan		409,399		53,296		43,362		16,147		92,556		816,623		126,234		44,389		508,523
Durango		100,884		11,061		19,974		6,140		22,389		292,704		67,734		19,991		170,869
San Luis Potosi		149,823		24,603		108,756		7,934		29,078		449,272		232,186		108,756		316,361
Tampico		171,550		25,859		46,740		7,697		39,483		316,409		83,646		46,740		254,622
Torreon		156,158		22,478		20,018		8,726		35,743		371,887		111,569		20,018		264,450
Zacatecas		95,153		12,172		19,175		6,815		19,354		276,803		90,328		19,175		208,814
Border
Ciudad Juarez		244,891		40,676		31,917		11,103		57,113		480,320		124,745		33,404		355,659
Reynosa		104,311		15,094		127,353		6,616		23,881		440,857		208,144		127,353		305,411
Hotel
NH T2 Hotel		—		250,777		—		20,799		75,797		289,844		32,374		1,338		—
Hilton Garden Inn		—		90,875		—		10,111		25,680		250,264		8,857		9,090		—
Industrial Park:
VYNMSA		—		12,914		—		9,200		(1,767)		242,220		43,260		70,726		—
Other		—		4,034,440		—		37,836		3,353,545		13,789,549		5,756,750		30,664		—
Total		4,362,489		5,303,815		1,337,418		299,205		4,500,865		26,836,067		8,475,300		1,590,151		7,656,609

Eliminations		(15,458)		(3,847,477)		(10,960)		—		(1,261,746)		(12,635,267)		(1,503,815)		(8,192)		(8,192)

Consolidated	Ps.	4,347,031	Ps.	1,456,338	Ps.	1,326,458	Ps.	299,205	Ps.	3,239,119	Ps.	14,200,800	Ps.	6,971,485	Ps.	1,581,959	Ps.	7,648,417

					Construction		Depreciation										Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		Capital		in airport
December 31, 2016	revenues		revenues		revenues		amortization		income		segment		segment		investments		concessions

Metropolitan
Monterrey	Ps.	1,799,823	Ps.	560,016	Ps.	97,631	Ps.	76,016	Ps.	473,916	Ps.	4,868,188	Ps.	658,768	Ps.	98,585	Ps.	2,492,242
Tourist
Acapulco		149,214		30,446		76,772		19,466		39,461		1,085,908		113,528		77,069		641,082
Mazatlán		221,522		46,879		19,527		15,458		55,052		1,021,766		128,287		19,632		492,692
Zihuatanejo		141,091		26,280		25,699		16,680		35,945		596,541		114,706		25,822		507,683
Regional
Chihuahua		272,921		48,374		16,061		11,853		64,258		793,881		170,004		16,202		349,021
Culiacan		351,096		48,280		9,608		16,006		79,875		726,063		117,342		9,896		479,351
Durango		98,550		11,026		4,381		5,965		19,017		290,258		58,281		4,478		155,540
San Luis Potosi		130,337		23,666		24,456		7,105		30,801		293,618		89,123		24,553		214,064
Tampico		162,389		22,735		32,053		6,567		37,025		306,466		90,438		32,157		214,318
Torreon		151,251		20,087		5,722		8,515		34,268		372,001		90,046		5,834		251,932
Zacatecas		87,616		10,120		7,677		6,656		19,547		286,407		74,939		7,789		195,325
Border
Ciudad Juarez		208,042		34,351		9,905		10,334		48,478		452,024		111,710		10,005		334,050
Reynosa		113,506		14,150		23,847		6,290		25,539		282,249		67,237		23,944		183,446
Hotel
NH T2 Hotel		—		227,884		—		20,739		68,595		290,685		85,543		2,095		—
Hilton Garden Inn		—		83,625		—		9,268		22,222		234,123		15,996		13,410		—
Industrial Park:
VYNMSA		—		4,952		—		3,416		(3,063)		194,209		32,577		104,326		—
Other		—		4,847,425		—		36,300		2,843,210		13,052,525		5,554,128		62,163		—
Total		3,887,358		6,060,296		353,339		276,634		3,894,146		25,146,912		7,572,653		537,960		6,510,746

Eliminations		(14,623)		(4,727,534)		(8,567)		—		(1,110,592)		(11,601,589)		(714,310)		(8,567)		2,768

Consolidated	Ps.	3,872,735	Ps.	1,332,762	Ps.	344,772	Ps.	276,634	Ps.	2,783,554	Ps.	13,545,323	Ps.	6,858,343	Ps.	529,393	Ps.	6,513,514

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

Following is a detail of the composition of revenues of the Company, using the classification established by the General Airports Law and its related regulations, with the exception of non-aeronautical revenues as mentioned in the preceding paragraph:

	Year ended December 31,
	2018		2017		2016
Aeronautical services:
Domestic TUA	Ps.	3,382,198	Ps.	2,801,751	Ps.	2,477,711
International TUA		1,061,793		921,539		810,519
Landing charges		205,787		178,638		167,298
Platform for embarking and disembarking		136,852		119,123		118,004
Aircraft parking charges on extended stay or overnight		36,402		31,923		33,242
Domestic and international passenger and carry-on baggage check		54,570		48,762		37,925
Aerocars and jetways		47,956		44,234		40,715
Other airport services, leases and regulated access rights(3)		214,494		201,061		187,321
Total revenues from aeronautical services(1)	Ps.	5,140,052	Ps.	4,347,031	Ps.	3,872,735

	Year ended December 31,
	2018		2017		2016
Non-aeronautical services:
Commercial activities
Car parking charges	Ps.	244,461	Ps.	200,948	Ps.	192,063
Advertising(2)(3)		68,475		106,045		120,591
Retail operations(2)(3)		114,418		106,908		97,631
Food and beverage(2)(3)		120,828		101,577		85,995
Car rental operators(2)(3)		131,478		92,770		75,966
Time share developers(2)(3)		14,115		13,193		13,967
Financial services(2)(3)		9,255		7,418		6,457
Communication and services(2)(3)		15,551		13,604		10,362
Services to passenger		2,746		2,662		2,803
VIP lounges		36,649		20,453		16,937
Loyalty program		-		-		911
Other services		36,607		31,420		26,787
Total revenue from commercial activities		794,583		696,998		650,470

Diversification activities:
Hotel services		344,307		340,279		311,679
OMA Carga		177,396		152,963		132,211
Real estate services		16,352		12,328		12,988
Industrial services		26,340		14,647		4,952
Other services		4,061		4,405		5,852
Total diversification activities		568,456		524,622		467,682

Complementary activities:
Leasing of space(2)(3)		74,887		73,575		67,784
Access rights		18,023		16,538		13,984
Documented baggage inspection		153,192		132,262		121,400
Other services (CUSS and CUTE)(4)		16,356		12,343		11,442
Total of complimentary activities		262,458		234,718		214,610
Total revenue from non-aeronautical services	Ps.	1,625,497	Ps.	1,456,338	Ps.	1,332,762

(1)	For the years ended December 31, 2018, 2017 and 2016, includes incentives given to airlines for Ps.87,422, Ps.62,048, and Ps.11,759, respectively.

(2)	These revenues are considered as commercial concessions.

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

(4)

Corresponds to other revenues for complementary activities, primarily Common-Use Self Service (CUSS), revenues from passengers’ self-service kiosks, and Common-Use Terminal Equipment (CUTE) corresponds to revenues from shared terminal equipment for the airlines’ use located in terminal gates

Approximately 77%, 82%, and 75% of consolidated revenues for the years ended December 31, 2018, 2017 and 2016, respectively, were generated by the Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua, Ciudad Juárez, and Zihuatanejo airports.

28.         Cost of services

The cost of services is as follows:

	Year ended December 31,
	2018		2017		2016
Wages and salaries	Ps.	231,753	Ps.	219,890	Ps.	203,912
Maintenance		152,583		184,246		157,740
Security and insurance		170,549		176,197		167,678
Utilities (electric, cleaning and water)		210,158		189,238		158,956
Building lease		44,359		45,181		41,031
Allowance for doubtful accounts		(5,960)		(10,561)		749
Cost of hotel service		65,853		65,034		58,607
Employee statutory profit sharing		1,099		1,568		2,121
Equipment lease, fees and others		107,502		110,272		109,347
	Ps.	977,896	Ps.	981,065	Ps.	900,141

29.         Subsequent event

GACN’s Annual Shareholders’ Meeting approves Ps.1,600 million dividend payment

At the Annual Shareholders’ Meeting held on April 29, 2019 the shareholders approved the payment of a cash dividend to the controlling interest of Ps. 1,600 million, to be paid in a single installment of Ps. 4.0633 per share. The dividend will be paid no later than May 31, 2019, for Ps. 1,598,680, corresponding to the shares outstanding. In addition, the shareholders approved a share repurchase reserve of Ps. 1,500 million and authorized use of up to that amount to repurchase shares during 2019 and until the next annual meeting approves the 2019 results.

30.         Authorization for the issuance of the consolidated financial statements

The Company’s consolidated financial statements were authorized for issuance on April 30, 2019, by the Chief Executive Officer, Ricardo Dueñas Espriu, consequently do not reflect the events occurred after that date, and are subject to the approval of the General Ordinary Shareholders’ Meeting of the Company, where they may be modified based on provisions set forth by the Mexican General Corporations Law.

* * * * * *