Form 20-F
period 2019-12-31
Central North Airport Group
filed 2020-04-30
CIK 1378239

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

Commission file number: 1-33168

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

Central North Airport Group
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Plaza Metrópoli Patriotismo, Piso 5 Av. Patriotismo 201 Col. San Pedro de los Pinos, Benito Juárez Ciudad de México, México
(Address of principal executive offices)

Ruffo Pérez Pliego del Castillo Plaza Metrópoli Patriotismo, Piso 5 Av. Patriotismo 201 Col. San Pedro de los Pinos, Benito Juárez Ciudad de México, México + 52 81 8625 4300 rperezpliego@oma.aero
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares (ADSs) each representing 8 Series B shares	OMAB	The NASDAQ Stock Market LLC
Series B shares	OMAB	The NASDAQ Stock Market LLC*

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

Title of each class:	Number of Shares
Series B shares	341,534,815 (excluding 2,470,158 treasury shares)
Series BB shares	49,766,000

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒ Yes   ☐ No

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

References in this annual report on Form 20‑F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States.  References in this annual report on Form 20‑F to “pesos” or “Ps.” are to the lawful currency of Mexico.  This Form 20‑F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.18.8727 to U.S.$1.00, the exchange rate as reported by the Mexican Central Bank (Banco de México) on December 31, 2019.

This annual report on Form 20‑F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume.  A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

The financial information included in this report for the fiscal year ended December 31, 2019 has not been approved by the Company's shareholders at a meeting of such shareholders.  The annual meeting for the Company's shareholders is scheduled to take place on June 19, 2020.

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

The following tables present a reconciliation of our aeronautical and non-aeronautical revenues to our total revenues per our consolidated statement of income and other comprehensive income:

For the Year Ended December 31, 2019
Total
Aeronautical and
Total	Non-Aeronautical
Non-	Aeronautical and	Revenues as a
Aeronautical	Aeronautical	Non-Aeronautical	Percentage of	Construction	Total
Revenues	Revenues	Revenues	Total Revenues	Revenues	Revenues
(in thousands of pesos)
Metropolitan
Monterrey	Ps.	2,641,052	Ps.	726,685	Ps.	3,367,737	91.2%	Ps.	323,035	Ps.	3,690,772
Tourist
Acapulco	227,954	40,241	268,195	81.0%	63,102	331,297
Mazatlán	321,313	52,857	374,170	91.5%	34,573	408,743
Zihuatanejo	191,512	25,596	217,108	90.5%	22,876	239,984
Regional
Chihuahua	411,393	67,021	478,414	79.3%	124,701	603,115
Culiacán	617,979	66,286	684,265	90.8%	68,960	753,225
Durango	150,130	13,433	163,563	81.7%	36,677	200,240
San Luis Potosí	174,340	35,631	209,971	65.5%	110,743	320,714
Tampico	197,160	28,057	225,217	78.5%	61,823	287,040
Torreón	201,446	23,683	225,129	92.5%	18,343	243,472
Zacatecas	141,500	13,945	155,445	95.8%	6,842	162,287
Border
Ciudad Juárez	380,271	55,990	436,261	96.1%	17,650	453,911
Reynosa	113,515	18,240	131,755	54.0%	112,031	243,786
Terminal 2 NH Collection Hotel	—	255,393	255,393	100.0%	—	255,393
Hilton Garden Inn Hotel	—	103,474	103,474	100.0%	—	103,474
OMA Vynmsa Aero Industrial Park	—	41,981	41,981	100.0%	—	41,981
Other(1)	—	5,651,607	5,651,607	100.0%	—	5,651,607
Total	5,769,565	7,220,120	12,989,685	92.8%	1,001,356	13,991,041
Eliminations(2)	(16,903)	(5,400,515)	(5,417,418)	N/A	%	(46,522)	(5,463,940)
Total Revenues	Ps.	5,752,662	Ps.	1,819,605	Ps.	7,572,267	88.8%	Ps.	954,834	Ps.	8,527,101

(1)

Represents our subsidiaries Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Operadora de Aeropuertos del Centro Norte, S.A. de C.V., Servicios Aero Especializados del Centro Norte, S.A. de C.V., OMA Logística, S.A. de C.V., Holding Consorcio Grupo Hotelero T2, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (on an individual basis).

(2)	Eliminations consist of operations and balances between our subsidiaries, as well as reclassifications.

For the Year Ended December 31, 2018
Total
Aeronautical and
Total	Non-Aeronautical
Non-	Aeronautical and	Revenues as a
Aeronautical	Aeronautical	Non-Aeronautical	Percentage of	Construction	Total
Revenues	Revenues	Revenues	Total Revenues	Revenues	Revenues
(in thousands of pesos)
Metropolitan
Monterrey	Ps.	2,447,993	Ps.	649,393	Ps.	3,097,386	93.0%	Ps.	232,698	Ps.	3,330,084
Tourist
Acapulco	182,663	34,279	216,942	43.7%	279,099	496,041
Mazatlán	276,126	46,754	322,880	91.2%	31,308	354,188
Zihuatanejo	167,578	22,934	190,512	93.4%	13,534	204,046
Regional
Chihuahua	364,755	56,128	420,883	74.8%	141,546	562,429
Culiacán	539,540	57,313	596,853	94.6%	33,888	630,741
Durango	112,310	10,822	123,132	89.9%	13,788	136,920
San Luis Potosí	167,030	30,275	197,305	46.0%	231,726	429,031
Tampico	190,502	26,891	217,393	89.3%	26,169	243,562
Torreón	184,396	22,655	207,051	91.2%	19,990	227,041
Zacatecas	105,626	11,935	117,561	92.4%	9,655	127,216
Border
Ciudad Juárez	310,892	45,287	356,179	97.5%	9,096	365,275
Reynosa	106,867	14,810	121,677	45.7%	144,830	266,507
Terminal 2 NH Collection Hotel	—	246,065	246,065	100.0%	—	246,065
Hilton Garden Inn Hotel	—	100,051	100,051	100.0%	—	100,051
OMA Vynmsa Aero Industrial Park	—	28,190	28,190	100.0%	—	28,190
Other(1)	—	4,433,390	4,433,390	100.0%	—	4,433,390
Total	5,156,278	5,837,172	10,993,450	90.3%	1,187,327	12,180,777
Eliminations(2)	(16,226)	(4,211,675)	(4,227,901)	N/A	(45,822)	(4,273,723)
Total Revenues	Ps.	5,140,052	Ps.	1,625,497	Ps.	6,765,549	85.6%	Ps.	1,141,505	Ps.	7,907,054

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

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of pesos, except per share and operating data)				(in thousands of dollars)(1)
Statements of Income and Other Comprehensive Income data:
Revenues:
Aeronautical services(2)	3,033,130	3,872,735	4,347,031	5,140,052	5,752,662	304,814
Non-aeronautical services(3)	1,111,541	1,332,762	1,456,338	1,625,497	1,819,605	96,415
Construction services	347,988	344,772	1,326,458	1,141,505	954,834	50,593
Total revenues	4,492,659	5,550,269	7,129,827	7,907,054	8,527,101	451,822
Operating costs and expenses:
Costs of services, excluding depreciation and amortization	836,133	900,141	981,065	977,896	954,207	50,560
Major maintenance provision	174,293	262,871	291,038	248,636	292,324	15,489
Cost of construction	347,988	344,772	1,326,458	1,141,505	954,834	50,593
Administrative expenses	558,222	642,345	587,917	563,151	542,664	28,754
Right to use airport facilities(4)	209,771	244,215	271,331	319,180	363,561	19,264
Technical assistance fees(5)	97,818	117,987	135,074	172,610	150,108	7,954
Depreciation and amortization(6)	238,809	276,634	299,205	351,745	415,252	22,003
Other income, net	(6,930)	(22,250)	(1,380)	(205)	(1,155)	(61)
Total operating costs and expenses	2,456,104	2,766,715	3,890,708	3,774,518	3,671,795	194,556
Operating income	2,036,555	2,783,554	3,239,119	4,132,536	4,855,306	257,266
Interest expense	(334,764)	(330,694)	(352,822)	(325,557)	(376,008)	(19,923)
Interest income	80,740	199,600	127,290	194,091	171,236	9,073
Exchange (loss) gain, net	(33,784)	(29,177)	(63,072)	(15,488)	(50,878)	(2,696)
Income before income taxes	1,748,747	2,623,283	2,950,515	3,985,582	4,599,656	243,720
Income tax (benefit) expense	512,110	746,782	813,073	1,121,403	1,372,222	72,709
Consolidated net income for the year	1,236,637	1,876,501	2,137,442	2,864,179	3,227,434	171,011
Items that will not be subsequently reclassified to income:
Actuarial losses on labor obligations	(1,286)	3,533	(4,199)	24,173	(12,834)	(680)
Income tax relating to items that will not be subsequently reclassified to profit or loss	386	(1,060)	1,260	(4)	3,850	204
Total comprehensive income for the year	1,235,737	1,878,974	2,134,503	2,888,348	3,218,450	170,535
Consolidated net income attributable to:
Controlling interest	1,233,772	1,870,187	2,127,576	2,851,822	3,219,798	170,606
Non-controlling interest	2,865	6,314	9,866	12,357	7,636	405
Consolidated comprehensive income attributable to:
Controlling interest	1,232,872	1,872,660	2,124,637	2,875,991	3,210,814	170,130
Non-controlling interest	2,865	6,314	9,866	12,357	7,636	405
Basic and diluted earnings per share of controlling interest(7)	3.1328	4.7614	5.4046	7.2483	8.1984	0.4344
Basic and diluted earnings per ADS(7)	25.0623	38.0912	43.2368	57.9864	65.5872	3.4752
Dividend or reimbursement of capital per share(8)	3.0000	3.5000	4.0000	4.0633	4.0633	0.2153
Other operating data:
Total terminal passengers (thousands of passengers)(9)	16,922	18,764	19,662	21,566	23,168	N/A
Total air traffic movements (thousands of movements)	345	358	332	345	340	N/A
Aeronautical and non-aeronautical revenues per terminal passenger(10)	245	277	295	314	327	17

	As of December 31,
	2015	2016	2017	2018	2019
	(in thousands of pesos)					(in thousands of dollars)(1)
Statement of Financial Position data:
Cash and cash equivalents	2,605,196	3,005,792	2,333,007	2,958,902	3,429,873	181,737
Other investments held to maturity	60,445	—	49,338	19,657	—	—
Total current assets	3,216,774	4,098,459	3,498,622	3,959,567	4,810,904	254,913
Property, leasehold improvements and equipment, net	2,370,975	2,444,205	2,601,397	2,670,262	2,647,101	140,261
Investment in airport concessions	6,348,605	6,513,514	7,648,417	8,566,656	9,267,111	491,033
Total assets	12,510,336	13,545,323	14,200,800	15,590,484	17,276,961	915,447
Current liabilities	968,782	1,108,331	1,104,273	1,224,716	1,235,293	65,454
Total liabilities	6,559,809	6,858,343	6,971,485	7,078,557	7,389,466	391,543
Capital stock	302,398	303,644	303,394	303,394	301,739	15,988
Total shareholders’ equity	5,950,527	6,686,980	7,229,315	8,511,927	9,887,495	523,905

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of pesos)					(in thousands of dollars)(1)
Statement of Cash Flows data:
Net cash flows from operating activities	2,069,331	2,386,146	2,921,333	3,709,346	3,716,524	196,926
Net cash flows used in investing activities	(493,235)	(471,357)	(1,542,776)	(1,088,373)	(952,227)	(50,455)
Net cash flows (used in) from financing activities	(1,779,049)	(1,514,193)	(1,979,135)	(1,940,463)	(2,246,461)	(119,032)
Increase (decrease) in cash and cash equivalents	(202,953)	400,596	(600,578)	680,510	517,836	27,438
Effects of exchange rate changes on the foreign currency cash balance	—	—	(72,207)	(54,615)	(46,865)	(2,483)

(1)    Translated into dollars at the rate of Ps.18.8727 per U.S.$1.00, the exchange rate as reported by the Mexican Central Bank on December 31, 2019.  Per share dollar amounts are expressed in dollars (not thousands of dollars).  Operating data is expressed in units indicated.

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

(7)    Based on net income attributable to controlling interest for each year and 393,826,266 weighted average common shares in 2015, 392,784,322 weighted average common shares in 2016, 393,660,889 weighted average common shares in 2017, 393,446,466 weighted average common shares in 2018 and 392,736,827 weighted average common shares in 2019.  Earnings per ADS are based on the ratio of eight Series B shares per ADS.

(8)    Declared dividends per share for the period from 2015 to 2017 based on 400,000,000 shares, and in 2018 and 2019 based on 393,770,973.  Includes reimbursements of capital per share.

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

RISK FACTORS

Risks Related to Our Operations

The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.

The novel strain of coronavirus (“COVID-19”), first identified in Wuhan, China in December 2019, has now spread to nearly all regions around the world.  On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The outbreak, and measures taken to contain or mitigate it, have had dramatic adverse consequences for the global economy, including on demand, operations, supply chains and financial markets.  COVID-19 has led to travel restrictions imposed by governments, flight cancellations, and a marked decline in passenger demand for air travel, domestically and worldwide.  On March 19, 2020, the United States issued a travel advisory recommending that travelers avoid all international travel.  The following day, on March 20, 2020, the United States closed its border with Mexico, except to essential travel and trade and commerce. On March 31, 2020, Mexico’s Ministry of Health issued a decree suspending all non-essential activities in the country through April 30, and on April 21, such suspension was extended through May 30, 2020. The Mexican government has implemented various measures to control the spread of COVID-19, including extraordinary actions, such as school closures and the suspension of non-essential activities, in the regions most affected.  For purposes of these measures, airports are considered essential and our airports remain operational.

The reduced demand for travel, domestically and worldwide, will likely result in significant lost revenue. As a result of these restrictions and other conditions beyond our control, our results of operations could be volatile and subject to rapid and unexpected change.  The full effect of the travel advisories and restrictions is not yet known and could impact our passenger levels even after formal advisories and restrictions have been lifted.  Our total passenger traffic decreased 4.9%  in the first quarter of 2020 compared to the first quarter of 2019, and 92.1% between April 1, 2020 and April 22, 2020 as compared to the same period in 2019.  The impact of COVID-19 on our operational and financial performance for 2020 will depend on future developments, including the duration and spread of the outbreak and the impact of COVID-19 on overall demand for air travel going forward, all of which are highly uncertain and cannot be predicted.  We expect passenger traffic to increase as travel restrictions are lifted and stay-at-home ordinances are repealed, but, as of the date of this report, we cannot quantify the material adverse effect COVID-19 will have on our results of operations or financial performance for fiscal year 2020.

Historically, a substantial majority of our revenues have been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges (Tarifa de Uso de Aeropuerto, TUA).  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2017, 2018 and 2019, passenger charges represented 52.2%, 56.2% and 58.5%, respectively, of our total revenues and 64.2%, 65.7% and 65.9%, respectively, of the sum of our aeronautical and non aeronautical revenues.  Because our revenues are largely dependent on the level of passenger traffic in our airports, any pandemics or outbreaks of health epidemics, such as SARS, Influenza A (H1N1),

Ebola, Zika, Chikungunya and COVID-19, or other such international events or threats thereof (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.  For more information, see “Our operations could be adversely affected due to changes in the collection of passenger charges.”

Large scale international events, including acts of terrorism, or wars, could have a negative impact on international air travel and our revenues.

Events such as the conflicts in the Middle East and terrorist attacks worldwide have negatively affected in the past the frequency and pattern of air travel worldwide.

The terrorist attacks on the United States on September 11, 2001 had a severe adverse impact on the air travel industry, particularly on U.S. carriers and carriers operating international service to and from the United States.  Airline traffic in the United States fell precipitously after the attacks.  Our terminal passenger volumes declined 5.8% in 2002 as compared to 2001.  Among other consequences, airport operations would be disrupted or suspended during the time necessary to conduct rescue operations, investigate the incident and repair or rebuild damaged or destroyed facilities, and our future insurance premiums would likely increase.  In addition, our insurance policies do not cover all losses and liabilities resulting from terrorism.  Any future terrorist attacks, whether or not involving aircraft, will likely adversely affect our results of operations and financial condition.

Any general increase of hostilities relating to terrorist organizations, reprisals thereof, further conflict in the Middle East, or other such international events or threats thereof (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition. For more information, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

Our revenues are highly dependent on levels of air traffic, which depend on factors beyond our control.

Passenger and cargo traffic volumes and air traffic movements depend on many factors beyond our control, including the COVID-19 pandemic, economic conditions in Mexico, the United States or globally, the political situation in Mexico and elsewhere in the world, the attractiveness of the destinations of our airports relative to that of other competing destinations, fluctuations in fuel prices (which could cause airlines to increase tariffs and have a negative impact on traffic as a result of increased fuel costs), changes in regulatory policies applicable to the aviation industry and an increase or decrease in Mexican airlines’ fleets, among others. For more information on the effect COVID-19 has had on our passenger traffic, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

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

Following the U.S. elections in November 2016 and the change in the U.S. administration for the four-year period from 2017 to 2020, there is uncertainty regarding future U.S. policies with respect to matters of importance to Mexico and its economy, particularly trade and migration.   On October 1, 2018, Mexico announced that it had reached an agreement with Canada and the United States to modernize their free trade relationship and replace NAFTA. The new agreement, which is known as the United States Mexico Canada Agreement (USMCA), was formally signed on November 30, 2018.   The USMCA has been ratified by the Mexican Senate, United States Congress and by the Parliament of Canada. On April 24, 2020, all required procedures had been completed by the three countries and therefore the agreement will enter into force on July 1, 2020. We cannot predict the impact of the USMCA on particular industries or government policies and the changes to international trade that may result.

In addition, the U.S. administration is adopting stricter immigration policies and tax reforms that could create tension between the Mexican and U.S. governments or reduce economic activity between Mexico and the United States, thus affecting the travel of passengers between those countries.  For more information on travel restrictions related to COVID-19, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

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

The foregoing factors and further policy changes could have an impact on Mexico’s gross domestic product (“GDP”) growth, the exchange rate between the U.S. dollar and the Mexican peso, levels of foreign direct investment and portfolio investment in Mexico, interest rates, inflation, and the Mexican economy generally; which in turn, may impact the level of passenger traffic in our airports and adversely affect our financial condition or results of operations.

Our business could be adversely affected by a downturn in the global economy, particularly with regard to the U.S. economy.

The outbreak of COVID-19 has adversely affected the economies and financial markets of many countries, including the United States and Mexico.  The extent to which COVID-19 impacts these economies will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and scope of the outbreak and the actions taken to contain or treat the outbreak, within the United States, Mexico and around the world.  As a result, it is possible that the United States and/or Mexico will experience a significant economic downturn or even another recession due to the effects of the COVID-19 outbreak.

Moreover, international events, such as decreases in oil prices and the slower growth in the Chinese economy, have led to volatility in the international markets and adversely affected the Mexican economy.  As a result, Mexico has been forced to cut public expenses, since oil output is one of the main sources of revenue in Mexico. In recent years, however, the U.S. economy has improved, with the GDP increasing at an annualized rate in real terms of 2.3% in 2017, 3.1% in 2018, and 2.3% in 2019, and our international passenger traffic increasing 2.8%, 4.4% and 7.9%, respectively. In its April 2020 World Economic Outlook, the International Monetary Fund estimated Mexico’s GDP will decrease by 6.6% in 2020. In the event of an economic downturn, developing countries, which have largely rebounded from the economic and financial crisis in 2009, would be impacted through trade and financial channels.

Our business is particularly dependent on the condition of the U.S. economy and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism.  For more information on U.S. travel restrictions related to COVID-19, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.” According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), in 2019, exports from Mexico to the United States represented approximately 80.5% of Mexican exports, and 36.8% of foreign direct investment in Mexico originated in the United States.  According to the U.S. Bureau of Economic Analysis, in 2019, secondary income received from the United States, which includes government and private transfers, was approximately U.S.$15.8 billion.

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

International fuel prices, which represent a significant cost for airlines, have experienced significant volatility in recent years.  In the past, increased costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and, in some cases, even contributed to filings for bankruptcy by some airlines.  Any substantial variation in fuel prices could have an adverse effect on our results of operations and financial condition.

Our business is highly dependent on the operations of Mexico City International Airport.

In 2017, 2018 and 2019, approximately 45.4%, 42.9% and 43.0%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport (Aeropuerto Internacional de la Ciudad de México, S.A. de C.V.)  As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.

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

In addition, the new Mexican federal administration announced that it would seek to alleviate congestion at the existing airport by (i) converting a military airport approximately 40 kilometers (24.9 miles) outside of Mexico City (the “Santa Lucía Airport”) to a civil airport, which is expected to start operations in 2022, (ii) expanding the Toluca International Airport, which is approximately 60 kilometers (37.3 miles) outside of Mexico City and (iii) expanding the boarding gate capacity at Terminal 2 of the existing Mexico City International Airport, which expansion plan was announced on September 24, 2019.  There is still uncertainty about when these renovations will be completed and what impact congestion may have on the existing Mexico City International Airport. We cannot assure you that the airport’s operations will remain at existing levels or increase in the future or that the converted Santa Lucía Airport or expanded Mexico City and Toluca International Airports will start operations on time.

Security enhancements have resulted in increased costs and may require additional investments in the future.

In 2019, 11.9% of the passengers served by our airports were international passengers, of which, 75.2% arrived or departed on flights originating in or departing to the United States.  The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance.  Following the events of September 11, 2001, we reinforced security at our airports, and our general liability insurance premiums increased substantially. For more information on the insurance policies we carry, see “Item 4. Information on the Company – Property, Plant and Equipment.”

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

The ICAO’s security guidelines requires checked baggage on all international commercial flights and domestic commercial flights to undergo a comprehensive screening process for the detection of explosives.  In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration (“TSA”)) is responsible for screening checked baggage.  On May 1, 2014 and July 1, 2016, the Mexican Bureau of Civil Aviation (currently the Federal Civil Aviation Agency (Agencia Federal de Aviación Civil or “AFAC”)) published mandatory circulars CO SA‑17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines. We have purchased and installed screening equipment in all of our airports to facilitate compliance with the baggage screening guidelines, and our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked baggage screening system since March 1, 2012.

We incur ongoing expenses to maintain and operate this equipment and expect to incur ongoing expenses to maintain any equipment purchased. In the future, we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. For instance, replacement of current baggage screening equipment with new Computer Tomography X-ray (CTX) baggage screening equipment is scheduled for 2020-2025, although regulatory changes could force our airports to undertake this replacement sooner. In addition, the circular CO SA-17.9/16 established that airports must have alternative baggage screening methods in case the inspection technology currently used is no longer available. We believe that we comply with the baggage screening guidelines, but AFAC may require additional investments. These additional expenses could restrict our liquidity and adversely affect our results of operations.

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

In 2019, approximately 80.4% of the sum of our aeronautical and non‑aeronautical revenues were generated from seven of our thirteen airports and the Terminal 2 NH Collection Hotel operations.  The Monterrey airport generated the most significant portion of our revenues.  The following table lists the percentage of the sum of aeronautical and non‑aeronautical revenues generated at our airports, including the percentage of total revenues generated by our hotel services:

For Year Ended
Airport	December 31, 2019
Monterrey	44.5%
Culiacán	9.0%
Chihuahua	6.3%
Ciudad Juárez	5.8%
Mazatlán	4.9%
Acapulco	3.5%
Terminal 2 NH Collection Hotel	3.4%
Tampico	3.0%
Six other airports, Servicios Complementarios del Centro Norte and OMA Logística, S.A. de C.V. (“OMA Logística”)(1)	19.6%
Total	100.0%

(1)	OMA Logística includes revenues from Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V. and OMA-VYNMSA Aero Industrial Park, S.A. de C.V.

As a result of the substantial contribution to our revenues from these seven airports and the operation of the Terminal 2 NH Collection Hotel, any event or condition affecting these principal airports or the Terminal 2 NH Collection Hotel could have a material adverse effect on our business, results of operations, prospects and financial condition.

Lastly, we cannot predict the effect COVID-19 will have on our revenues.  For more information on risks related to COVID-19 see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

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

Additionally, the security risks associated with information technology have increased in recent years due to an increase in more complex types of cyber-attacks.  A failure of or attack to our information technology systems or those of our contractors could affect our business or result in the disclosure or misuse of confidential or personal information, which could cause significant interruptions in services or other operational difficulties and increases in costs, that could result in losses.  Although actions are taken continuously to improve and monitor our information technology systems, these systems remain vulnerable to failures or unauthorized access, which could adversely affect our operations, financial condition and liquidity.

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

As a result of the various measures implemented to control the spread of COVID-19, such as the suspension of non-essential activities and the reduced demand for hotel services, the operation of our two hotels has experienced significant declines.  In the first quarter of 2020, the occupancy rates in our Terminal 2 NH Collection Hotel and our Hilton Garden Inn Hotel in the Monterrey airport were 11.6 and 15.4 percentage points lower, respectively, than in the comparable period of 2019.   On April 6, 2020, we temporarily suspended services our Hilton Garden Inn Hotel through at least April 30, 2020 due to low occupancy.  We expect to reopen the Hilton hotel as soon as the suspension of non-essential activities in Mexico is lifted.

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

Of the total aeronautical revenues generated at our airports in 2019, VivaAerobus represented 22.4%, Aeroméxico and its affiliates represented 21.8%, Volaris represented 20.5% and Interjet represented 13.2%.  None of our contracts with our airline customers obligates them to continue providing service from our airports and, if any of our key customers reduces their use of our airports, competing airlines may not add flights to their schedules to replace any flights no longer handled by our principal airline customers.  Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenues from our key customers.

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

The global airline industry has recently experienced and continues to experience significant financial difficulties and recent warnings regarding industry profitability.  In December 2019, the International Air Transport Association, or IATA, issued its 2020 financial forecast for the global commercial airline industry, estimating net post-tax profits of about U.S.$29.3 billion, due to stable fuel prices and a slight increase in economic growth.  The forecast also indicated that net profit margins were expected to slightly increase to 3.4% in 2020.  However, since the outbreak of COVID-19, the IATA has revised its expectations downward during February, March and April 2020 to account for the impact of COVID-19.  On April 14, 2020, the IATA estimated that passenger revenues for the industry could decrease 55% in 2020 compared to 2019. The IATA may further reduce its forecasts and the short-term and long-term effects of the COVID-19 outbreak on the global airline industry is still uncertain.  It is possible that the economic shock from the COVID-19 outbreak, which has been felt more acutely by airlines, may trigger insolvencies within the global airline industry.

Some of our airline and other clients and tenants have asked for assistance, either through discounts on payments owed to us or by an extension on those payments.  As of the date of this report, we are in commercial discussions with those clients and tenants regarding their contracts.  We expect the COVID-19 pandemic to cause an increase in our reserve for doubtful accounts in 2020.  For more information on the impact of COVID-19 on our business, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

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

A number of events, such as (i) the ratification by the Mexican Senate of the International Labor Organization’s Convention C098, the “Right to Organize and Collective Bargaining Convention”, (ii) the potential replacement of existing NAFTA labor policies with those policies under the USMCA and (iii) the approval by Congress to modify the Mexican Federal Labor Law, have led to labor conflicts in Mexico.

In addition, such conflicts have been exacerbated by (i) new labor unions created to negotiate and/or dispute existing collective bargaining agreements on behalf of the labor unions that currently hold such contracts, (ii) a 16.21% increase of the general minimum wage nationwide as of January 1, 2019 and a subsequent 20.0% increase of the general minimum wage as of January 1, 2020 and (iii) a 100% increase of the minimum wage in the municipalities near the northern border of Mexico on January 1, 2019 and an additional 5.0% increase as of January 1, 2020. These developments in recent months have led workers and labor unions to demand more significant benefits and higher salary increases than in prior years.

Moreover, the effects of the Mexican government's response to COVID-19, which include travel restrictions and stay-at-home ordinances, may strain relationships by and between businesses, on the one hand, and labor unions and/or their employees, on the other.  As of the date of this report, the Company cannot predict how COVID-19 will affect its labor force and relations therewith. For more information on the impact of COVID-19, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”  For more information on employee relations, see “If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.”

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

If any conflicts with our employees were to arise, including with our unionized employees (which accounted for 58.6% of our total employees as of December 31, 2019), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.  As of the date of this report, the effects of the COVID-19 outbreak have not affected our relations with our labor force, but we cannot assure you that any further effects resulting from COVID-19 will not cause any disruptions in the future.

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

In addition, the COVID-19 outbreak has and will likely continue to adversely affect the global airline industry.      For more information on how COVID-19 has affected airlines, see “Our operations depend on certain key airline customers, and the loss or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.” Given the economic uncertainty for many airlines, it is possible that airlines will stop paying us the applicable passenger charges. Should one or more airlines stop paying us for passengers (other than diplomats, infants, transfer and transit passengers) departing from our terminals, our business and results of operation could be adversely affected.  For more information on the impact of COVID-19 on our business, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

The main domestic airlines operating at our airports may refuse to pay certain increases in our specific prices for regulated aeronautical services.

In the past, we have entered into a series of agreements with the Mexican National Air Transportation Chamber of Commerce (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation (most recently in January 2013, covering the period from January 1, 2013 to December 31, 2015), pursuant to which we established specific prices for regulated aeronautical services applicable to our principal airline customers. Although this agreement has not been renewed as of April 30, 2020, all benefits continue to be provided on the same terms.  Furthermore, we have expanded the benefits of the agreement to all domestic and international airlines operating at our airports, even to those airlines that are not affiliated to the Mexican National Air Transportation Chamber of Commerce.   Historically, amounts paid under these agreements have not been material, and we do not expect any current agreement or any similar future agreements with the Mexican National Air Transportation Chamber of Commerce or any airline to have a material effect on our results of operations.

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

Various municipalities have assessed tax credits against us for the payment of property taxes with respect to the real estate on which we operate our airports in those cities.  We have appealed all the administrative law proceedings, as well as the tax credits, assessed against us and, while some have been dismissed by the relevant administrative authority, some are still pending. We believe there are no legal grounds which enable the municipalities to collect such taxes and although we intend to defend our position vigorously if procedures are brought by authorities, there can be no assurance that we will be successful in such defense. See “Item 8. Financial Information—Legal Proceedings—Property Tax Claims” for a full discussion of these property tax proceedings. Some Mexican airport operators contesting the assessment of similar property tax claims have been required to post material surety bonds in connection with their challenge of those assessments.  If we are required to post similar surety bonds in the future, the terms of the surety bonds may restrict our ability to pay dividends or otherwise limit our flexibility.  In addition, if we are required to pay for additional state or municipal rights, we could face costs, limiting our flexibility and our ability to pay dividends.

Furthermore, if the Mexican government changes the current laws or if we do not prevail in these proceedings, these tax liabilities could have an adverse effect on our financial condition and results of operations.  In addition, any change in law which enables municipalities to request construction or operation permits may affect our ability to comply with investments required under our master development programs, which in turn may result in additional payments for governmental tariffs and affect our results of operations.

Inability to generate sufficient future taxable profits or adverse changes to tax laws, regulatory requirements or accounting standards could have a negative impact on the recoverability of certain deferred tax assets.

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized.  Net deferred tax assets amounted to approximately Ps.94,287 at December 31, 2019.  The deferred tax assets are quantified on the basis of currently enacted tax rates and accounting standards and are subject to change as a result of future changes to tax laws or the rules for computing taxable profits and allowable losses.  Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets.  Such a reduction could have an adverse effect on our financial condition and results of operations.  For further information on deferred tax assets, refer to Note 4.p. to our audited consolidated financial statements. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Deferred Income Taxes.”

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

As is the case with many other domestic and international airports around the world, several of our airports, including the Monterrey, Culiacán, Ciudad Juárez and Mazatlán airports, have only one runway for most commercial flights.  The operation of our runways may be disrupted due to required maintenance or repairs.  In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control.  The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

To allow the future expansion of the Monterrey airport, including the construction of a second commercial runway and the relocation of the control tower, in February and June 2007, March and May 2008, July and December 2009 and February, July and December 2010, we completed acquisitions of land surrounding the airport with an aggregate area of 777 hectares (3 square miles), for an aggregate price of Ps.1,559,381 thousand (U.S.$121.3 million).  Improvements made to airport facilities at our expense may be recognized by AFAC as part of our investment in the airport concession.  We received authorization from AFAC to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 pesos) of our investment in this land to investments included in the 2011–2015 master development program for the Monterrey airport.  We are currently reviewing various possibilities for the recovery of the remaining investment with AFAC at a cost of Ps.695,759 thousand (amount expressed in nominal 2009 pesos), which was not recognized under the 2016–2020 master development program for the Monterrey airport.  The remaining amount of the investments may not be recognized by the Ministry of Communications and Transportation in the future.

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

From time to time, we may consider strategic participation in airport assets located in other countries.  We may evaluate international expansion opportunities through capital investment in other concessions.  Expansion into a market outside of Mexico could require significant capital expenditures.  If we pursue an international expansion opportunity, we could face internal or external risks, including, without limitation: (i) a lack of market experience in the relevant country, (ii) foreign exchange and economic volatility, (iii) the dedication of significant management resources to execute the international operation and (iv) exposure to risks inherent to doing business in the relevant country.  Our inability to successfully manage the risks and uncertainties related to such business opportunities could have a material adverse effect on our business, results of operations, prospects and financial condition, including our capital structure.

 Risks Related to the Regulation of Our Business

The Company provides a public service regulated by the Mexican government, and the flexibility in managing aeronautical activities is limited by the regulatory environment in which the Company operates.

The Company’s aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries.  In 2017, 2018 and 2019, approximately  61.0%, 65.0% and 67.5%,  respectively, of the Company’s total revenues, and approximately 74.9%, 76.0% and 76.0%, respectively, of the sum of its aeronautical and non‑aeronautical revenues were earned from aeronautical services, which are subject to price regulation under the Company’s maximum rates.  These regulations may limit the Company’s flexibility in operating its aeronautical activities, which could have a material adverse effect on its business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to the Company’s operations that affect its profitability are authorized (as in the case of the master development programs) or established (as in the case of maximum rates) by the Ministry of Communications and Transportation for five‑year terms.  The Company generally does not have the ability to unilaterally change its obligations (such as the investment obligations under its master development programs or the obligation under its concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, this price regulation system may be amended in the future in a manner that would cause additional sources of the Company’s revenues to be regulated.

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

Additionally, on October 16, 2019, the Ministry of Communications and Transportation established AFAC, an independent regulatory agency, that replaced the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil).  AFAC is responsible for establishing, coordinating, overseeing and controlling international and national air transportation, as well as the airports, complementary services and generally all activities related to civil aviation.  Even though AFAC has been formally established, its internal regulations and operation manuals are still pending as of the date of this report.    As such, the Company cannot predict how this new agency will be organized, the scope of its authority, the actions that it will take in the future or the effect of any such actions on its business.

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

In response to the Antitrust Commission’s findings, the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes)  published an amendment to the regulations of the Mexican Airport Law in the Federal Official Gazette on September 29, 2017, as well as general guidelines for the allocation of slots at congested airports (the “General Guidelines”). The Antitrust Commission found that the reforms issued by the Ministry of Communications and Transportation did not provide a solution to the issues the Antitrust Commission had addressed and that the General Guidelines directly contradicted the Corrective Measures. As a result, the Antitrust Commission filed an appeal (controversia constitucional)  before the Mexican Supreme Court, arguing that the Antitrust Commission, not the Ministry of Communications and Transportation, has the authority to regulate the allocation of slots as a public essential service.  On November 26, 2019 the Mexican Supreme Court ruled against the Antitrust Commission.

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

The Company’s concessions provide that an airport’s maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican Producer Price Index (Índice Nacional de Precios Productor), excluding fuel).  Although the Company is entitled to request additional adjustments to an airport’s maximum rates under certain circumstances including, among others, required capital investments not foreseen in the master development programs, decreases in capital investments attributable to Mexican economy‑related passenger traffic decreases or modifications of the concession tax payable by the Company, its concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain limited events specified in the concessions have occurred.  Therefore, such a request may not be granted in the future.  If a request to increase an airport’s maximum rates is not granted, and the Company is impacted by the circumstances that led to the request, its results of operations and financial condition could be adversely affected, and the value of Series B shares and ADSs could decline.

The Company business is dependent upon international regulations that affect Mexican airlines.

The FAA evaluates the legal framework for civil aviation and issues related to the monitoring, staff training and inspection processes related to regulations issued by the ICAO.

On July 30, 2010, the FAA downgraded Mexico’s aviation safety rating from an ICAO Category 1 rating to an ICAO Category 2 rating, as a result of the FAA’s visit to the Mexican Bureau of Civil Aviation (currently AFAC) between January and July 2010.  The downgrade was attributable to an insufficient number of flight inspectors and administrative and organizational elements in the Mexican Bureau of Civil Aviation (currently AFAC).

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

Historically, the Company has set the tariffs it charges for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year.  For example, in 2019, the revenues subject to maximum rate regulation represented approximately 99.0% of the amounts the Company was entitled to earn under the maximum rates for all of its airports.  The Company may not be able to establish tariffs in the future that allows it to collect substantially all of the revenues it is entitled to earn from services subject to price regulation.

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

The peso has historically experienced significant volatility.  From December 31, 2017 to December 31, 2018, the peso remained the same at Ps.19.64 per U.S.$1.00. From December 31, 2018 to December 31, 2019, the peso appreciated by approximately 3.9%, from Ps.19.64 per U.S.$1.00 on December 31, 2018 to Ps.18.86 per U.S.$1.00 on December 31, 2019. On April 22, 2020, the exchange rate was Ps.24.59 per U.S.$1.00.

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

On February 5, 2014, the Mexican government announced in the Federal Official Gazette that the Ministry of Communications and Transportation granted to Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V., a concession for 20 years to construct, operate and exploit a civil‑aviation airport in the municipality of Bocoyna, Chihuahua, located 250 kilometers (144 miles) from the city of Chihuahua, within an area of 95.5 hectares (0.4 square miles).  The government of the state of Chihuahua owns 98% of the capital stock of Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V. The airport has an ICAO Category 3C rating and could present competition to the Company’s airport located in the municipality of Chihuahua, which has a higher ICAO Category 4D rating and is located 18 kilometers (11.2 miles) from the city of Chihuahua.  The Ministry of Communications and Transportation has the capacity to upgrade the category of the airport depending on improvements to infrastructure made by the concessionaire or could downgrade the category if the concessionaire does not maintain adequate conditions in the airport.  On February 21, 2020, the State of Chihuahua announced that the airport is expected to start operations in late 2020,  with limited operations through late 2021.   The airport is expected to be fully operational beginning in 2022 and will serve both commercial and general aviation flights. It will have an annual capacity to serve up to 450,000 passengers.    As of the date of this report, the Company cannot predict whether the Chihuahua airport will materially affect its results of operations or financial performance.

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

On May 1, 2019, the Mexican Government published significant reforms in the Federal Official Gazette to the Mexican Federal Labor Law. These changes include the creation of new courts specializing in labor law and protections to the collective rights of workers and union rights. As a result of these reforms, employees cannot be forced to join a union and more than one union can exist in every workplace. Currently, all unionized Company employees are represented by a national union of airport workers that operates throughout Mexico.  To the extent unionized airport workers seek to create or join new unions, and/or materially modify the conditions agreed with the Company and with other Mexican airport operators, the Company’s operations could be adversely affected by union activities, including organized strikes or other work stoppages. The Company cannot predict how these developments may affect the Company’s results of operations or its financial condition. Any increased demands by the Company’s unionized workers may lead to higher labor costs, which could have a negative impact on its results of operations. For more information, see “Collective labor conflicts in Mexico could have an adverse impact on our results of operations” and “If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.”

In addition, as part of the current Federal Administration’s effort to protect worker’s rights, on October 23, 2019, Mexican Official Norm (Norma Oficial Mexicana, or “NOM”) NOM-035-STPS-2018 became effective. This NOM seeks to identify and prevent psychosocial risk factors in the workplace and promote a favorable work environment. Some of the new obligations set forth in this NOM include the creation of internal policies to prevent psychosocial risks, such as workloads, excessive work hours and shift rotations, negative interference in family life, negative leaderships in the workplace and violence in the workplace. While the Company has complied with the NOM provisions, the Company cannot predict whether its employees will eventually claim that the Company violated any of the provisions under the NOM. Any claims against the Company filed by its employees may lead to higher labor costs, which could have a negative impact on our results of operations.  For more information, see “If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.”

Risks Related to Mexico

The Company’s business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico could adversely affect its business and results of operations.

In 2017, 2018 and 2019, domestic terminal passengers have represented approximately 87.6%, 88.2% and 88.1%, respectively, of the passenger traffic volume in the Company’s airports.  In addition, all of its assets are located, and all of its operations are conducted, in Mexico.  Accordingly, the Company’s financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in Mexico.  As a result, its business, financial condition and results of operations could be adversely affected by any deterioration of the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico or by other negative political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange‑rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

The Mexican economy underwent an economic crisis that began in 2008 and continued in 2009 as a result of the impact of the global financial crisis, which affected many emerging economies.  The Mexican economy’s link with the U.S. economy remains very important, and therefore, any downside to the economic outlook of the U.S. may hinder any recovery in Mexico.  This correlation may have an impact on Mexico’s GDP growth and other macro-economic conditions.  The Mexican economy achieved real GDP growth rates of -0.1%, 2.0% and 2.0% in 2019, 2018 and 2017, respectively, and is estimated to decrease by 6.6% in 2020 and to grow by 3.0% in 2021, according to the World Economic Outlook published by the International Monetary Fund in April 2020.

During 2019, average reference interest rates in Mexico increased by 23 basis points compared to 2018.  The annualized interest rates on 28‑day short‑term Mexican treasury bills, or Cetes (Certificados de la Tesorería de la Federación), averaged approximately 3.0%, 4.2%, 6.7%, 7.6% and 7.8% for 2015, 2016, 2017, 2018 and 2019, respectively.  To the extent that the Company incurs peso‑denominated debt in the future, it could be at high interest rates.

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

Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in the Company’s airports in 1995 (then operated by its predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume.  From December 31, 2017 to December 31, 2018, the peso remained the same at Ps.19.64 per U.S.$1.00. From December 31, 2018 to December 31, 2019, the peso appreciated from Ps.19.64 per U.S.$1.00 on December 31, 2018 to Ps.18.86 per U.S.$1.00 on December 31, 2019, an appreciation of 3.9%. During the first months of 2020, the peso depreciated, reaching Ps.24.59 per U.S.$1.00 on April 22, 2020.

A depreciation of the peso affects the Company’s business in the following ways:  (i) international passengers and international flights pay tariffs reported in U.S. dollars; while these tariffs are generally collected in Mexican pesos up to 60 days following the date of each flight, any depreciation of the Mexican peso has a positive impact on the Company’s results from operations, which are reported in Mexican pesos; (ii) the Company has cash balances denominated in U.S. dollars; a depreciation in the Mexican peso would result in higher cash balances when converted to Mexican pesos, thus causing foreign exchange gains; and (iii) the Company has financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos, thus causing foreign exchange losses.  As of December 31, 2019, the Company had U.S.$10.1 million of liabilities denominated in U.S. dollars, representing 4.2% of its consolidated debt. As of March 31, 2020, U.S.$80.0 million of the Company’s cash balance was denominated in U.S. dollars.

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

Higher incidences of crime throughout Mexico, including extortion and drug trafficking, could have an adverse effect on our business, results of operations, prospects and financial condition, as it may decrease the international and domestic passenger traffic directed to or within Mexico.  The travel warning issued by the U.S. Department of State (Bureau of Consular Affairs) on December 17, 2019 (the “Travel Advisory”) urges U.S. citizens not to travel to the states of Colima, Tamaulipas, Guerrero, Michoacán, and Sinaloa (except the city of Mazatlán). This Travel Advisory also urges U.S. citizens to defer non-essential travel to cities, states and other regions, such as Chihuahua, Coahuila, Durango, Jalisco, Mexico State, Morelos, Nayarit, Nuevo León, San Luis Potosí, Sonora and Zacatecas.  Drug‑related violence and other incidents of organized crime may not be contained, which could have a material adverse effect on our business, results of operations, prospects and financial condition.

In January 2019, the Mexican government implemented measures to reduce the theft of fuel transported in pipelines operated by Mexican state-owned entity Petróleos Mexicanos (PEMEX) throughout Mexico.  As a result of these measures, certain states in Mexico, such as Mexico, Hidalgo, Querétaro, Guanajuato, Jalisco, Tamaulipas and Nuevo León, were affected by a shortage of gasoline for automobile use.  Even though there were no shortages of aircraft fuel as a result of the actions implemented by the Mexican government, we cannot assure that future actions taken by the Mexican government against theft of fuel will not affect the availability of aircraft fuel in states where our airports are located, which, in turn, could have an adverse effect on our operations.

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

Furthermore, twelve of our airports have received the Environmental Quality Certification awarded by the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente). The rest of our airports are in the process of obtaining this certification, which we expect to receive in 2020. However, compliance with current or future environmental regulations may require us to incur additional costs in order to bring our airports into compliance, and if we fail to comply with current or future environmental regulations, we may be subject to fines and other sanctions.

On August 11, 2014, the Mexican National Agency of Industrial Safety and Protection of the Environment of the Hydrocarbons Sector  (Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector

Hidrocarburos, or “ASEA”) was created. While initially taking a secondary role to the role of the Mexican Ministry of the Environment and Natural Resources, ASEA has recently started to enforce its legal powers. Our airport growth projects related to fuel supply must now be approved by ASEA, which may result in more burdensome proceedings for the approval of special projects related to hydrocarbons. As of the date of this report, there can be no assurance whether ASEA’s rules and regulations will materially affect our business or results of operations.

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

We are organized under the laws of Mexico, and almost all of our directors, officers and controlling persons reside in Mexico.  In addition, a substantial portion of our assets and the assets of our directors, officers and controlling persons are located in Mexico.  As a result, it may be difficult for investors to effect service of process on such persons within the United States or elsewhere outside of Mexico or to enforce judgments against us or our directors, officers and controlling persons, including in any action based on civil liabilities under U.S. federal securities laws.  There is doubt as to the enforceability in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts or other courts outside of Mexico, of liabilities based solely on U.S. federal securities laws.

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

Risks Related to Our Shareholders

SETA controls our management, and its interests may differ from those of other shareholders.

As of the date of this report, ICA Tenedora, S.A. de C.V. (“ICATEN”) through its direct subsidiary SETA, is the beneficial owner of 14.7% of our total capital stock. SETA directly owns Series B shares representing 1.9% of our total capital stock and owns Series BB shares that represent 12.8% of our capital stock.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB, all of its special rights, including its right to nominate, appoint and remove certain directors and officers as holder of Series BB shares, will remain in place.  The rights and obligations of

SETA in our management are explained in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

The termination of the Technical Assistance Agreement would also trigger the conversion of SETA’s remaining Series BB shares into Series B shares, resulting in the termination of all of SETA’s special rights.  So long as the Technical Assistance Agreement remains in effect and SETA continues to hold any Series BB shares, it also has the obligation to appoint and nominate the same directors and officers that it currently is entitled to appoint under our bylaws.  For further information on the Technical Assistance Agreement and its terms, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements Relating to SETA.”

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

Furthermore, in connection with a corporate and debt restructuring carried out by Empresas ICA, ICATEN was incorporated on March 14, 2017 and Empresas ICA transferred all the shares of its direct subsidiaries, including those of Controladora de Operaciones de Infraestructura S.A. de C.V. (“CONOISA”) a direct subsidiary of ICATEN (which until December 2019 owned 99.99% of SETA’s capital stock) and indirectly ours, to ICATEN. On August 25, 2017, Empresas ICA and certain of its subsidiaries, including ICATEN and CONOISA, filed a joint prepackaged concurso mercantil plan (the “ICA Concurso Plan”) with the competent bankruptcy court of Mexico. Pursuant to the ICA Concurso Plan, all of the filing entities’ recognized unsecured debt was discharged and paid with shares representing up to 99.99% of ICATEN’s capital stock, resulting in a change in our indirect holding structure. On March 1, 2018, the competent bankruptcy court of Mexico approved the ICA Concurso Plan; the relevant judgment was published on March 2, 2018 and became effective as of March 23, 2018.

The interests of SETA, or any new controlling shareholder of ICATEN, may differ from those of our other shareholders and can be contrary to the preferences and expectations of our other shareholders.  SETA and the officers nominated or appointed by it may not exercise their rights in ways that favor the interests of our other shareholders.  Furthermore, as a result of our board’s decision-making process, officers appointed by SETA may influence decisions taken by the rest of our officers.

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

FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements.  We may from time to time make forward-looking statements in our annual and periodic reports to the SEC on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others.  Examples of such forward-looking statements include but are not limited to:

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

Item 4.          Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., which we refer to by the acronym “GACN”, is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico.  We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private investment.  The duration of our corporate existence is indefinite.  We are a holding company and conduct substantially all of our operations through our subsidiaries.  The terms “GACN”, “the Company”, “we”, “us” and “our” in this annual report refer to Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., together with its subsidiaries, and to properties and assets that we own or operate, unless otherwise specified.  Our registered office is located at Plaza Metrópoli Patriotismo, Piso 5, Av. Patriotismo 201, Col. San Pedro de los Pinos, Benito Juárez, Ciudad de México, México, telephone +52.81.8625.4300.    Our U.S. agent is Puglisi & Associates.  Our U.S. agent’s address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

Investment by SETA and Its Affiliates

In 2000, as part of the first stage of our privatization, the Mexican government sold Series BB shares to SETA in a public bidding process.  Pursuant to this transaction, SETA paid the Mexican government a total of Ps.864,055,578 (amount in nominal pesos, excluding interest) (U.S.$76.0 million based on the exchange rate in effect on the date of SETA’s bid) in exchange for:

•	all of our Series BB shares, which in 2000 represented 15.0% of our outstanding capital stock;
•	an option to acquire from the Mexican government shares representing 36.0% of the capital stock in 2000. This option was subsequently assigned to and exercised by Aeroinvest (currently CONOISA);
•	an option to subscribe for up to 3% of newly issued Series B shares (1% of which expired unexercised on June 14, 2005, and 2% of which was exercised in September 2006); and
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

Currently, Series BB shares represent 12.8% of our capital stock and the remainder consist of Series B shares.

SETA’s current shareholders are:

•

 ICATEN, which owns directly 99.9% of SETA, and ICA Infraestructura, S.A. de. C.V. (a subsidiary of ICATEN) owns the remainder share participation of SETA. SETA currently owns all of the outstanding Series BB shares representing 12.8% of our capital stock and also owns Series B shares representing 1.9% of our total capital stock. Based on data from the Mexican Chamber of the Construction Industry (Cámara Mexicana de la Industria de la Construcción) and the Mexican National Institute of Statistics and Geography, ICATEN is one of the largest engineering, procurement and construction companies in Mexico.

•

ICATEN’s principal line of business is industrial and urban construction and is involved in the construction, maintenance and operation of highways, social infrastructure and tunnels and in the management and operation of water supply systems.

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2019 amounted to approximately Ps.150,108 thousand.  This agreement is more fully described in “Item 7. Major Shareholders and Related‑Party Transactions.”

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

Master Development Programs and Capital Expenditures

Master Development Program

Every five years, we are required to submit to the Ministry of Communications and Transportation for approval a master development program for each of our concessions describing, among other matters, our traffic forecasts for the following 15 years, and detailed expansion, modernization and major and minor maintenance plans for the following five years.  Each master development program is required to be updated and resubmitted for approval to the Ministry of Communications and Transportation every five years.  Upon such approval, the master development program is binding for the following five years and deemed to constitute part of the relevant concession.  Any major construction, renovation or expansion of an airport generally may only be made pursuant to a concession holder’s master development program and upon approval by the Ministry of Communications and Transportation.  In December 2015, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2016 to 2020 period.  These five‑year master development programs are in effect from January 1, 2016 until December 31, 2020, and we are required to comply with them on a year‑by‑year basis. We will submit the new master development program to the Ministry of Communications and Transportation in 2020, which upon approval would be in effect from January 1, 2021 to December 31, 2025.  We do not expect the COVID-19 pandemic to affect our committed investments under the current master development programs, which are in effect until December 31, 2020.

The following table sets forth our current committed investments under our master development programs by airport for 2016 through 2020:

Committed Investments Under Master Development Programs by
Airport for 2016 through 2020 (1)

	For the Year Ended December 31,
						Total
	2016	2017	2018	2019	2020	2016 - 2020
	(in thousands of pesos)
Acapulco	302,123	255,946	176,228	40,740	10,806	785,842
Ciudad Juárez	53,671	18,411	30,669	94,797	20,971	218,519
Culiacán	53,231	38,708	36,772	65,496	65,008	259,215
Chihuahua	235,370	192,610	23,605	118,118	25,193	594,895
Durango	41,434	24,721	28,452	88,389	3,226	186,221
Mazatlán	34,655	43,640	42,494	32,505	14,030	167,324
Monterrey	463,593	437,943	452,626	237,714	115,761	1,707,637
Reynosa	232,367	191,044	22,208	12,028	11,245	468,891
San Luis Potosí	41,795	225,338	225,028	19,831	2,514	514,507
Tampico	79,028	131,169	147,202	15,911	18,491	391,800
Torreón	42,204	27,619	19,428	21,106	65,052	175,409
Zacatecas	36,058	10,932	41,250	7,808	32,059	128,106
Zihuatanejo	133,060	78,529	29,546	29,634	130,328	401,097
Total	1,748,589	1,676,610	1,275,507	784,076	514,682	5,999,465

(1)	In pesos with purchasing power as of December 2019.

The following table sets forth our current committed investments under our master development programs by category for 2016 through 2020:

Committed Investments Under Master Development Programs by

Category for 2016 through 2020 (1)

	For the Year Ended December 31,
						Total
	2016	2017	2018	2019	2020	2016 - 2020
	(in thousands of pesos)
Capacity and quality projects Terminals	876,893	1,208,865	854,753	431,746	190,361	3,562,617
Projects to meet ICAO directives	156,060	135,185	45,754	61,617	35,919	434,535
Facilities for disabled passengers	6,632	5,002	1,478	3,477	660	17,249
Environmental projects	38,942	8,681	6,216	3,589	1,822	59,249
Projects requested by competent authorities	3,668	1,239	20,626	33,202	—	58,734
Runways and aprons	183,374	81,975	133,183	150,334	121,728	670,594
Machinery and equipment	27,548	4,479	9,832	7,813	5,194	54,866
Operative standards equipment	121,867	46,586	22,020	19,892	13,191	223,557
Security — investments	45,244	47,285	33,183	44,281	27,906	197,898
Information systems — investments	99,661	38,514	108,059	8,256	3,711	258,201
Baggage-screening system — investments	79,477	15,352	21,585	5,049	108,976	230,439
Other	109,225	83,448	18,819	14,820	5,213	231,526
Total	1,748,589	1,676,610	1,275,507	784,076	514,682	5,999,465

(1)	In pesos with purchasing power as of December 2019.

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

The following table sets forth our actual capital expenditures, including capital expenditures made pursuant to our master development programs and other strategic capital expenditures by airport for 2016 through 2019:

Actual Capital Expenditures by Airport for 2016 through 2019

	For the Year Ended December 31,
	2016	2017	2018	2019
	(in thousands of pesos)
Acapulco	77,069	372,253	279,099	12,221
Ciudad Juárez	10,005	33,404	9,096	29,839
Culiacán	9,896	44,389	34,035	65,480
Chihuahua	16,202	122,448	141,908	173,576
Durango	4,478	19,991	13,788	48,932
Mazatlán	19,632	30,222	31,306	37,812
Monterrey	98,585	505,445	282,514	244,038
Reynosa	23,944	127,353	153,562	63,443
San Luis Potosí	24,553	108,757	231,726	71,716
Tampico	32,157	46,742	26,169	111,210
Torreón	5,834	20,017	19,990	9,105
Zacatecas	7,789	19,174	9,656	17,555
Zihuatanejo	25,822	28,138	13,587	105,374
Other	173,427	103,626	67,927	58,625
Total	529,393	1,581,959	1,314,363	1,048,926

The following table sets forth our actual capital expenditures by category across all of our airports for 2016, 2017, 2018 and 2019:

Actual Capital Expenditures by Category for 2016 through 2019

	For the Year Ended
	December 31,
	2016	2017	2018	2019
	(in thousands of pesos)
Capacity and quality project	140,989	882,289	961,580	598,829
Projects to meet ICAO directives	13,412	113,561	71,813	52,345
Facilities for disabled passengers	820	628	7,289	—
Environmental projects	6,616	12,429	6,655	3,350
Projects requested by competent authorities	2,283	8,216	4,126	692
Runways and aprons	12,552	1,735	—	220,647
Machinery and equipment	11,657	2,863	—	15,413
Operative standards equipment	19,669	78,735	25,804	10,027
Security — investments	7,287	27,309	6,074	17,305
Information systems — investments	5,565	58,545	43,738	16,972
Baggage-screening system — investments	775	81,942	12,538	820
Other	307,768	313,707	174,746	112,527
Total	529,393	1,581,959	1,314,363	1,048,926

For the year ended December 31, 2019, our capital expenditures totaled Ps.1,048,926 thousand. 2019 was the fourth year of the 2016-2020 Master Development Program, and we continue implementing all of the projects to which we committed at the end of 2015.  As a result, our capital expenditures for 2019 were dedicated primarily to our committed investments pursuant to our master development programs.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Uses of Capital” for a further discussion on our actual expenditures made during 2017, 2018 and 2019 and their classification in our consolidated financial statements for such periods.

Our capital expenditures from 2017 through 2019 were allocated to the following types of investments at the majority of our airports:

•

Terminals.  We started the construction of four building expansions, and we completed the construction of two expansion projects in 2019. We also improved our airports’ terminals by, among others, updating our lighting and air conditioning systems, replacing our fire detection and suppression equipment, installing new elevators and escalators and upgrading our public information systems.

•

Paved surfaces.  We performed major rehabilitation work on our runways, taxiways and service roads to meet ICAO standards, including the modernization of our illuminated navigation aid systems to improve the safety of our airports.  We expanded several aircraft aprons for general and commercial aviation, particularly at the Monterrey airport. We also completed construction of two taxiways at each of the Culiacan airport and Monterrey airport, two new car rental facilities at each of the Monterrey and Acapulco airports, and an expansion of the Chihuahua Airport parking lot. We also began the construction of a new parking lot at Ciudad Juarez airport.

•

Machinery and equipment.  We invested in machinery and equipment such as aircraft‑approved fire‑extinguishing vehicles, emergency back‑up electricity generators, metal detectors and other security‑related equipment. We purchased operational and passenger ground vehicles and completed construction of a new power main substation at the Acapulco airport. We also began the construction of a new electrical substation at the Monterrey airport.

•

Baggage‑screening system – investments.  We updated the screening equipment in six of our airports to facilitate compliance with the new baggage‑screening guidelines that require a comprehensive screening process for the detection of explosives.

•

OMA‑VYNMSA Industrial Park at the Monterrey airport.  We continued with the expansion of our OMA‑VYNMSA industrial park located at the Monterrey airport. As of December 31, 2019 we had a total construction of 8 warehouses with a total leasable area of 54,107 square meters (582,209 square feet), of which 7 warehouses have already been leased and are currently in operation. The current total leased area of the industrial park is 53,442 square meters (575,244 square feet) with lease terms ranging from 40 to 144 months. Two new lease contracts were signed in December 2019.  One contract is related to a 4,945 square-meter (53,228 square-feet) warehouse and will start revenue generation in 2020. The second contract relates to a new 4,945 square-meter (53,228 square-feet) facility, which is currently under construction, and will also start generating revenues in 2020.

•

OMA Carga at the Monterrey airport. We invested in the construction of a new OMA Carga bonded warehouse in the Monterrey airport with a surface of 1,650 square meters (17,760 square feet), which doubled OMA Carga’s operating capacity. This facility started operations in February 2017.

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

According to figures published by the AFAC, our total aviation passenger traffic accounted for approximately 14.7% of all arriving and departing total aviation passengers in Mexico in 2019.

In 2019, we recorded revenues of Ps.8,527,101 thousand (U.S.$451,822 thousand) and consolidated net income of Ps.3,227,434 thousand (U.S.$171,011 thousand), the sum of our aeronautical and non‑aeronautical revenues was Ps.7,572,267 thousand (U.S.$401,229 thousand) and our airports handled approximately 23.2 million terminal passengers, an increase of 7.4% with respect to the 21.6 million terminal passengers handled in 2018.

Our airports serve several major international routes, including Monterrey-Houston, Monterrey-Dallas, Monterrey-Atlanta, Monterrey-Detroit, Monterrey-Las Vegas, San Luis Potosí-Dallas, Mazatlán-Los Angeles Monterrey-Chicago, San Luis Potosí-Houston, and Zihuatanejo-Los Angeles. Our airports also serve several other major international destinations, including Houston, Dallas, Los Angeles, Chicago, Atlanta, Detroit, Las Vegas, Phoenix, New York, and San Antonio in the United States, Panama City, Havana, Cuba, and Varadero, Cuba.  In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada.  Our airports also serve major domestic routes, including Monterrey‑Mexico City, which was the country’s busiest domestic route in 2019, with approximately 3.8 million total passengers (including passengers flying directly to the nearby airport of Toluca, which are counted together with those flying to Mexico City), according to the AFAC.  Other major domestic routes served by our airports include Cancún‑Monterrey, Tijuana-Culiacán and Guadalajara‑Monterrey, with approximately 1,411,144, 911,985 and 847,874 total passengers, respectively, in 2019, according to the AFAC.

Our international traffic in 2019 increased by 7.9% compared to 2018, principally as a result of VivaAerobus’ Monterrey-Houston route, United Airlines’ San Luis Potosí-Houston route, American Airlines’ Torreon-Dallas route, VivaAerobus’ Monterrey-Las Vegas route, Alaska Airlines’ Mazatlán-Los Angeles route, and Volaris’ new Durango-Dallas route, American Airlines’ new Durango-Dallas route.

Monterrey and its metropolitan area is the third largest city in Mexico based on population, with a population of approximately 4.5 million. Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s eighth largest state based on population.  It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities.  Business travelers account for a substantial portion of passengers at the Monterrey airport.  The airport is our leading airport based on passenger traffic volume, air traffic movements and contribution to revenues and ranked as the fourth busiest airport in Mexico based on passenger traffic volume in 2019, according to data published by the AFAC.  In 2019, our Monterrey airport accounted for approximately 48.2% of our terminal passenger traffic, 43.3% of our total revenues and 44.5% of the sum of our aeronautical and non‑aeronautical revenues.

Three of our airports, Acapulco, Mazatlán and Zihuatanejo, serve popular Mexican tourist destinations.  Acapulco is Mexico’s 24th largest tourist destination, Mazatlán is the 20th and Zihuatanejo is the 31st, based on the number of international visitors in 2019 according to the AFAC.  Acapulco is a principal port of call for cruise ships. In 2019, the Acapulco, Mazatlán and Zihuatanejo airports collectively accounted for 11.5% of our aggregate terminal passengers, 11.5% of our total revenues and 11.4% of the sum of our aeronautical and non‑aeronautical revenues.

Seven of our airports serve small and mid‑sized cities that are important regional centers of economic activity, with diverse economic activities such as mining (the Durango and Zacatecas airports), maquiladora manufacturing (the Chihuahua and Torreón airports), petroleum and chemical production (the Tampico airport), agriculture and livestock (the Culiacán airport) and transportation and logistics (the San Luis Potosí airport).  In 2019, these seven regional airports collectively accounted for 31.3% of our aggregate terminal passengers, 30.1% of our total revenues and 28.3% of the sum of our aeronautical and non‑aeronautical revenues.

The remaining two airports in the group, the Ciudad Juárez and Reynosa airports, serve cities situated along the border of Mexico and the United States.  Both Ciudad Juárez and Reynosa are popular entry points to the United States.  In 2019, the Ciudad Juárez and Reynosa airports collectively accounted for 9.0% of our aggregate terminal passengers, 8.2% of our total revenues and 7.5% of the sum of our aeronautical and non‑aeronautical revenues.

In addition, we have a 90% investment with a Mexican subsidiary of the international hotel operator NH Hoteles SA under Consorcio Grupo Hotelero T2, S.A. de C.V. to develop and operate a 287‑room hotel and more than 5,000 square meters (53,820 square feet) of commercial space inside Terminal 2 of Mexico City International Airport under a lease agreement (the “Lease”) with Mexico City International Airport that expires in 2029.  The Terminal 2 NH Collection Hotel opened in August 2009.  Under certain circumstances, the Mexico City International Airport can terminate the Lease at any time with partial or no compensation to us.

In November 2012, as part of our diversification activities, we signed a strategic alliance agreement with VYNMSA Desarrollo Inmobiliario, S.A. de C.V. (“VYNMSA”), to build and operate an industrial park at the Monterrey airport.  As part of this strategic alliance, 32.4 hectares (80.06 acres) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park.  The industrial park was inaugurated on March 20, 2015, and as of December 2019 we had constructed a total of 8 warehouses with a total leasable area of 54,107 square meters (582,209 square feet), of which 7 warehouses have already been leased and are currently in operation.  The current total leased area of the industrial park is 53,442 square meters (575,244 square feet) with lease terms ranging from 40 to 144 months. Two new lease contracts were signed in December 2019.  One contract is related to a 4,945 square-meter (53,228 square-foot) warehouse and will start generating revenue in 2020.  The second contract relates to a new 4,945 square-meter (53,228 square-foot) facility, which is currently under construction, and will start generating revenues in 2020.

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

The following table provides summary data for each of our 13 airports for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017						2018						2019
					Aeronautical						Aeronautical						Aeronautical
			Sum of		and Non-				Sum of		and Non-				Sum of		and Non-
			Aeronautical		Aeronautical				Aeronautical		Aeronautical				Aeronautical		Aeronautical
			and		Revenues				and		Revenues per				and		Revenues
	Terminal		Non-Aeronautical		per Terminal		Terminal		Non-Aeronautical		Terminal		Terminal		Non-Aeronautical		per Terminal
	Passengers		Revenues (1)		Passenger(2)		Passengers		Revenues(1)		Passenger (2)		Passengers		Revenues(1)		Passenger (2)
	(Number		(in millions				(Number		(in millions				(Number		(in millions		(in pesos)
Airport	in millions)%		of pesos)%		(pesos)		in millions)%		of pesos)%		(pesos)		in millions)%		of pesos)%
Metropolitan destination:
Monterrey	9.8	49.7%	2,593.7	49.1%	265.4		10.7	49.8%	3,097.4	50.1%	288.6		11.2	48.2%	3,367.7	48.5%	301.3
Total metropolitan destination	9.8	49.7%	2,593.7	49.1%	265.4	(3)	10.7	49.8%	3,097.4	50.1%	288.6	(3)	11.2	48.2%	3,367.7	48.54%	301.3
Tourist destinations:
Acapulco	0.7	3.5%	192.5	3.7%	281.0		0.7	3.4%	216.9	3.5%	293.5		0.9	3.8%	268.2	3.9%	306.4
Mazatlán	1.0	5.1%	297.3	5.6%	299.0		1.0	4.9%	322.9	5.2%	310.9		1.2	5.0%	374.2	5.4%	322.2
Zihuatanejo	0.6	3.0%	194.9	3.7%	325.9		0.6	2.6%	190.5	3.1%	336.3		0.6	2.7%	217.1	3.1%	347.3
Total tourist destinations	2.3	11.6%	684.7	13.0%	300.7	(3)	2.3	10.9%	730.3	11.8%	311.6	(3)	2.7	11.5%	859.5	12.39%	322.9
Regional destinations:
Chihuahua	1.4	7.2%	361.5	6.9%	256.5		1.6	7.2%	420.9	6.8%	270.4		1.7	7.3%	478.4	6.9%	281.4
Culiacán	1.9	9.7%	462.7	8.8%	242.3		2.3	10.5%	596.9	9.6%	262.8		2.5	10.6%	684.3	9.9%	278.3
Durango	0.4	2.0%	111.9	2.1%	282.8		0.4	1.9%	123.1	2.0%	293.9		0.5	2.3%	163.6	2.4%	310.4
San Luis Potosí	0.6	2.8%	174.4	3.3%	315.2		0.6	2.9%	197.3	3.2%	314.9		0.6	2.8%	210.0	3.0%	326.4
Tampico	0.7	3.6%	197.4	3.7%	275.2		0.7	3.4%	217.4	3.5%	295.1		0.7	3.2%	225.2	3.2%	304.7
Torreón	0.6	3.1%	178.6	3.4%	288.6		0.7	3.2%	207.1	3.3%	303.8		0.7	3.1%	225.1	3.2%	317.7
Zacatecas	0.3	1.8%	107.3	2.0%	307.1		0.4	1.7%	117.6	1.9%	320.4		0.5	2.1%	155.4	2.2%	327.1
Total regional destinations	5.9	30.2%	1,593.8	30.2%	267.7	(3)	6.7	30.8%	1,880.3	30.3%	282.4	(3)	7.2	31.3%	2,142.0	30.9%	295.4
Border destinations:
Ciudad Juárez	1.2	6.0%	285.6	5.4%	243.4		1.4	6.3%	356.2	5.8%	261.1		1.6	6.9%	436.3	6.3%	273.1
Reynosa	0.5	2.5%	119.4	2.3%	245.8		0.5	2.2%	121.7	2.0%	260.6		0.5	2.1%	131.8	1.9%	274.2
Total border destinations	1.7	8.5%	405.0	7.7%	244.1	(3)	1.9	8.5%	477.9	7.8%	261.0	(3)	2.1	9.0%	568.1	8.2%	273.4
Sum of aeronautical and non-aeronautical revenues(1)	19.7	100%	5,277.3	100%	268.4	(3)	21.6	100.0%	6,185.8	100.0%	286.8	(3)	23.2	100%	6,937.3	100%	299.4

(1)

Defined as the sum of aeronautical and non-aeronautical revenues for each airport, which does not include eliminations among our subsidiaries and does not include revenues from construction services.  Revenues in millions rounded to the decimal.

(2)

Revenues per terminal passenger are calculated by dividing the sum of aeronautical and non-aeronautical revenues for each airport by the number of terminal passengers for each airport.  The result has been rounded to the decimal.

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

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the maximum‑rate price regulation system applicable to our airports.  In 2017, 2018 and 2019, aeronautical services revenues represented approximately 61.0%, 65.0% and 67.5%, respectively, of our total revenues and 74.9%, 76.0% and 76.0%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

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

The current agreements between our airports and our principal airline customers provide that payments for passenger charges will be between 30 and 60 days after the invoice delivery date.  In 2019, the weighted average term of payment was 43 days.

International passenger charges are currently U.S. dollar‑denominated but are collected in pesos based on the average exchange rate during the month prior to the flight, and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.  Domestic passenger charges are peso‑denominated.  In 2017, 2018 and 2019, passenger charges represented approximately 85.7%, 86.5% and 86.6%, respectively, of our aeronautical services revenues, 52.2%, 56.2% and 58.5%, respectively, of our total revenues and 64.2%, 65.7% and 65.9%, respectively, of the sum of aeronautical and non‑aeronautical revenues.  Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from all carriers including cargo carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services.  Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client.  In 2017, 2018 and 2019, these charges represented approximately 4.1%, 4.0% and 4.0%, respectively, of our aeronautical services revenues, 2.5%, 2.6% and 2.7%, respectively, of our total revenues and 3.1%, 3.0% and 3.0%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

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

We collect charges from carriers for the long‑term use of facilities at our airports for aircraft long‑term parking that does not involve the loading or unloading of passengers or cargo.  These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and whether the service is domestic or international.  Together with our aircraft parking, boarding and unloading charges described above, in 2017, 2018 and 2019, these charges represented approximately 3.5%, 3.4% and 3.2%, respectively, of our aeronautical services revenues, 2.1%, 2.2% and 2.2%, respectively, of our total revenues and 2.6%, 2.5%, and 2.5%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles.  These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client.  In 2017, 2018 and 2019, these charges represented approximately 1.0%, 0.9% and 0.8%, respectively, of our aeronautical services revenues, 0.6%, 0.6% and 0.6%, respectively, of our total revenues and 0.8%, 0.7% and 0.6%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x‑ray equipment, metal detectors and other security equipment and personnel.  These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight.  Independent subcontractors provide airport security services at our airports.  In 2017, 2018 and 2019, these charges represented approximately 1.1%, 1.1% and 1.1%, respectively, of our aeronautical services revenues, 0.7%, 0.7% and 0.7%, respectively, of our total revenues and 0.8%, 0.8% and 0.8%, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

The ICAO, the AFAC and the Office of Public Security issue guidelines for airport security in Mexico.  In response to the September 11, 2001 terrorist attacks in the United States, we have taken additional steps to increase security at our airports.  The ICAO issued directives in October 2001 establishing new rules and procedures to be adopted at our airports.  Under these directives, these rules and procedures were to be implemented immediately and for an indefinite period of time.

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

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives.  Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked‑baggage screening system since March 1, 2012. In some countries, such as the United States, the federal government (in the case of the United States, through TSA) is responsible for screening checked baggage.  Under Mexican law, however, airlines are responsible for screening checked baggage.  On May 1, 2014 and July 1, 2016, the AFAC published mandatory circulars CO SA‑17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process.  In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus become subject to potential liability, if Mexican law changes in the future. Revenues derived from checked baggage screening are classified as non-aeronautical revenues see “Item 4. Information on the Company—Our Sources of Revenue.”

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

 On November 1, 1998, the Company entered into an agreement with the Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares or "ASA"), pursuant to which the Company granted the agency access to the facilities at the Company’s airports for a nominal fee in order for ASA to buy, sell and supply fuel in such facilities. On July 21, 2018, the Mexican Bureau of Civil Aviation (currently AFAC) published a notice in the Federal Official Gazette clarifying the scope of Transitory Article Nine of the Regulations of the Mexican Airport Law, stating that as of the publication of the Hydrocarbons Law on August 11, 2014, the fuel market was to be considered open so that any interested party can distribute and sell Jet-A fuel. This clarification opens the possibility for third parties complying with the applicable legal requirements to provide fuel distribution and supply services within the airports operated by the Company. As of the date of this report, there are no third parties, other than ASA, providing fuel distribution and supply services within such airports.

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

Non-Aeronautical Services

General

Non‑aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services.  Our revenues from non‑aeronautical services are principally derived from (i) commercial activities, such as the leasing of space in our airports to retailers, restaurants and other commercial tenants, maintaining and operating parking facilities and advertising; (ii) diversification activities, such as hotel services, air cargo logistics services, operation and lease of the industrial park and real estate services and (iii) complementary activities, which principally include the leasing of space to airlines and the baggage‑screening system.

None of our revenues from non‑aeronautical services are regulated under our maximum‑rate price regulation system, though other authorities may regulate them.  For example, our parking facilities may be subject to certain municipal regulations.

As one of the main parts of our business strategy, we have prioritized increasing our non‑aeronautical revenues, seeking new and improved commercial prices at our airports, as well as the development of the diversification and complementary activities.  As a result of our efforts during the last ten years, our non‑aeronautical revenues have increased as a percentage of our revenues.  In 2009, non‑aeronautical revenues represented 14% of our total revenues, while in 2017, 2018, and 2019 non‑aeronautical revenues accounted for approximately 20.4%, 20.6% and 21.3% of our total revenues, respectively.  Non‑aeronautical revenues represented 25.1%, 24.0%, 24.0%  in 2017, 2018 and 2019, respectively, of the sum of our aeronautical and non‑aeronautical revenues.

Revenues from Commercial Activities

As another main part of our business strategy to enhance our non‑aeronautical revenues, we have prioritized increasing our revenues from commercial activities in our airports through the development of new areas and promotion of the commercial services described below.  As a result of our efforts, our revenues from commercial activities increased by 15.3% in 2019 as compared to 2018, primarily as a result of the following initiatives:

•

Expanding and reconfiguring the commercial space available in our airport terminals.  In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase passengers’ exposure to the commercial businesses operating in our airports.  As a result, during the last ten years, we increased the total area available for commercial activity in our 13 airports by approximately 63.2%, and have more than doubled the commercial area in the Monterrey airport.  As of December 31, 2019, the total area available for commercial activity at our 13 airports was 20,815 square meters (224,053 square feet), with an occupancy rate of 97.2%.

•

Renegotiating agreements with terminal tenants to be more consistent with market practice.  We improved our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports.  We estimate, based on the nature of our tenant operations, that approximately 57.0% of our commercial space are subject to royalty‑based leasing arrangements.  As of December 31, 2019, substantially all of the eligible contracts were represented by royalty‑based leasing arrangements.

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

•

Providing timely commercial information. We use social media to communicate the commercial opportunities and activities at our airports on a daily basis. We believe that good communication is the best method to promote our commercial services. We advertise current deals and new commercial services and, in some cases, we offer seasonal deals in coordination with our tenants.

•

Improving travel experience.  Our commercial team works together with our operational team, airline clients and commercial tenants to devise customer‑oriented solutions to deliver a better experience for all our passengers.

Commercial activities in each of our airports currently consist of the following:

•

Parking facilities.    Our concessions provide us the right to operate the car parking facilities at all of our airports.  Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they are subject to the regulatory oversight of the Ministry of Communications and Transportation. In 2018, we opened new passenger parking facilities at the Reynosa airport, with 105 spaces for long-term stays.  In 2019, we opened a new parking lot at the Chihuahua airport, adding 366 spaces for long term stays, which increased existing spaces from 274 to 640.

•

Advertising.    On October 4, 2018, we signed a new lease and advertising services agreement with ISA Corporativo, SA de CV (“ISA”), effective as of October 4, 2018 through December 31, 2025. This contract replaced the contract that we had with SSL Digital, S.A. de C.V., which was rescinded on December 3, 2017.

•

Retail and duty free.  We have completed several renovation projects as part of our overall effort (described above) to improve the product mix and brand recognition of retail stores in the commercial areas at our airports. We also have several duty‑free retailers that cater to international passengers.

•

Food and beverage services.    During 2019, we conducted a bid to modernize twenty restaurant and bar units in several of our airports. A new contract was awarded to airport food and beverage operator Grupo Areas to develop and commercialize those food and beverage units, offering a wide variety of cuisine options and service concepts. We also extended an agreement with Alsea, S.A. de C.V. which holds the rights to develop Starbucks units, to operate a new coffee shop in each of the Monterrey, San Luis Potosí and Torreón airports, in addition to the ongoing operation of other coffee shops in the Monterrey, Acapulco, Ciudad Juárez, Culiacán and Chihuahua airports, for a total of 12 units across our airports.

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

•	Communications. We offer telephone, mobile phone and internet services at our airports through contractual agreements with service providers and offer wireless internet access at all of our airports.

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

Revenues from Diversification Activities

To enhance our non‑aeronautical revenues, we also focus our business strategy on generating new services and products to diversify our revenue sources, such as hotel services, air cargo logistics services and real estate services.  We develop land not intended for aeronautical purposes at our airports for industrial, logistical or commercial uses that are directly or indirectly related to airport activities in order to strengthen the airports’ role as focal points of economic development in the cities where they are located.  As a result of our efforts, our revenues from diversification activities increased by 8.1% in 2019 as compared to 2018, primarily as a result of the following initiatives:

•

Developments at Mexico City International Airport.  In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287‑room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease agreement with Mexico City International Airport that expires in 2029.  A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%.  The Terminal 2 NH Collection Hotel opened in August 2009.  For the year ended December 31, 2019, total revenues amounted to Ps.255,393 thousand and annual average occupancy during such period was 84.1%.  In 2019, the annual average rate per room was Ps.2,297.

•

Hotel at Monterrey Airport.    In July 2013, we partnered with Grupo Hotelero Santa Fe, a Mexican hospitality investment and operating company, to develop and operate a 134‑room hotel at the Monterrey airport under the Hilton Garden Inn brand. We own 85% of Consorcio Grupo Hotelero de Monterrey, S.A.P.I. de C.V. and Grupo Hotelero Santa Fe holds the remaining 15%.  The Hilton Garden Inn at the Monterrey airport includes a restaurant and bar, business centers and a fitness center and is easily accessible from Terminals A and B of the airport.  For the year ended December 31, 2019, total revenues amounted to Ps.103,474 thousand, and annual average occupancy during such period was 77.7%.  In 2019, the annual average rate per room was Ps.2,245.

•

OMA Carga Operations.    We operate four bonded warehouses that provide cargo logistics services, which include storage, handling, custody maneuvers, loading and unloading, and x‑ray screening of exports, among other services. Two bonded warehouses operate at the Monterrey airport, one operates at the Ciudad Juárez airport and the other at the Chihuahua airport.  Total revenues from OMA Carga Operations increased by 9.9% to Ps.194,936 thousand, in comparison to revenues from 2018.  This increase resulted from a greater volume of imports and exports through our ground cargo warehouse at our Monterrey airport.

•

Shopping Center and Office Plaza.  Located in the outside areas of Terminal A of the Monterrey airport, the shopping center and office plaza consists of a two‑story building with commercial space on the lower level and office space for rent on the upper level.

•	Office Center for Cargo Logistics Agents. Leasing of 1,045 square meters (11,248 square feet) of space at the Monterrey airport with an occupancy rate of 100% as of December 31, 2019.
•

Gasoline Service Station at Monterrey Airport.  In December 2012, a gasoline service station within the Monterrey airport began operations.  The 2,500 square meters (26,910 square feet) of land on which the service station is located is identified for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Mobil, for a renewable term of 15 years.  Grupo ORSAN is responsible for the operation of and all investments in the service station.  In 2019, the leasing of this land to Grupo ORSAN generated revenues of Ps.3,279 thousand.

•

Strategic Alliance with VYNMSA.    In November 2012, we, through our subsidiary OMA Logística, signed a strategic alliance agreement with VYNMSA, to build and operate an industrial park at the Monterrey airport, through the company OMA-VYNMSA Aero Industrial Park, S.A. de C.V. (in which OMA Logística has a 51% ownership interest and VYNMSA has a 49% ownership interest).  As part of this strategic alliance, 32.4 hectares (80.06 acres) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park.  The industrial park was inaugurated on March 20, 2015, and as of December 2019 had a total construction of 8 warehouses with a total leasable area of 54,107 square meters (582,209-square-feet), of which 7 warehouses have already been leased and are currently in operation. The leased area of the industrial park as of December 31, 2019 was of 53,442 square meters (575,244-square-feet) with lease terms ranging from 40 to 144 months, Two new lease contracts were signed in December 2019. One contract is related to a 4,945 square-meter (53,228 square-foot) warehouse and will start revenue generation in 2020. The second contract relates to a new 4,945 square-meter (53,228 square-foot) facility, which is currently under construction, and will also start generating revenues in 2020.

Revenues from Complementary Activities

Our complementary activities generated 15.9% of our non‑aeronautical revenues in 2019.  These include:

•

Leasing of space. Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified as non‑regulated commercial activities.

•

Baggage‑Screening Services.    The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006 and all domestic commercial flights as of July 2006 to undergo a comprehensive screening process for the detection of explosives.  We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate our airline customers’ compliance with the baggage‑screening guidelines.  We negotiated an increase to maximum rates as of 2013 with the Federal Civil Aviation Agency to take into account the maintenance costs of baggage‑screening systems in all of our airports required by mandatory circulars CO SA‑17.2/10 R3 and CO SA-17.9/16.  Our subsidiary Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked‑baggage screening systems at our airports since March 1, 2012.  In 2019, our revenues from the operation of checked‑baggage screening system service, which are not subject to maximum rates, amounted to Ps.175,006 thousand.

•

Non‑Permanent Ground Transportation.  Our revenues from providers of ground transportation services deemed “nonpermanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified as non‑regulated commercial activities.

•

Access Rights.    Revenues that we derive from granting access rights to transportation providers to terminal buildings at our airports are not subject to price regulation under our maximum rates and are classified as non‑regulated commercial activities.

Our Airports

In 2017, 2018 and 2019, our airports served a total of approximately 19.7 million, 21.6 million and 23.2 million terminal passengers, respectively.  All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table sets forth the percentage of terminal passenger traffic generated at our airports per type of destination during 2017, 2018 and 2019:

	Percentage of Total Passenger Traffic
Type of Destination	2017	2018	2019
Metropolitan (Monterrey)	49.7%	49.8%	48.2%
Tourist (Acapulco, Mazatlán and Zihuatanejo)	11.6%	10.9%	11.5%
Border (Ciudad Juárez and Reynosa)	8.5%	8.5%	9.0%
Regional (Culiacán, Chihuahua, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas)	30.2%	30.8%	31.3%

The following tables set forth the passenger traffic volume presented in amounts of (i) total passengers, (ii) terminal departing and arriving passengers and (iii) transit passengers, for each of our airports for the periods indicated:

Passenger Traffic

	For the Year Ended December 31,
	2015			2016			2017			2018			2019
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	730,382	5,420	735,802	718,493	5,478	723,971	685,124	5,198	690,322	739,120	15,340	754,460	875,315	14,298	889,613
Ciudad Juárez	863,760	13,153	876,913	1,102,855	19,262	1,122,117	1,173,135	7,846	1,180,981	1,364,028	9,725	1,373,753	1,597,471	8,168	1,605,639
Culiacán	1,432,315	4,930	1,437,245	1,726,654	12,227	1,738,881	1,909,651	14,480	1,924,131	2,270,834	10,477	2,281,311	2,458,863	8,915	2,467,778
Chihuahua	1,110,513	23,631	1,134,144	1,305,961	31,791	1,337,752	1,409,579	16,762	1,426,341	1,556,770	11,788	1,568,558	1,699,816	5,004	1,704,820
Durango	315,835	5,174	321,009	424,415	7,817	432,232	395,905	3,442	399,347	418,914	2,711	421,625	527,004	5,521	532,525
Mazatlán	853,409	17,176	870,585	973,440	35,656	1,009,096	994,283	22,085	1,016,368	1,038,555	14,220	1,052,775	1,161,155	21,573	1,182,728
Monterrey	8,461,917	60,260	8,522,177	9,178,533	18,608	9,197,141	9,771,630	28,232	9,799,862	10,733,186	36,620	10,769,806	11,176,555	24,797	11,201,352
Reynosa	507,186	838	508,024	563,952	545	564,497	485,727	288	486,015	466,934	158	467,092	480,524	169	480,693
San Luis Potosí	444,469	1,596	446,065	504,313	1,467	505,780	553,353	1,639	554,992	626,512	2,282	628,794	643,224	2,509	645,733
Tampico	763,744	9,747	773,491	717,599	8,685	726,284	717,342	4,199	721,541	736,627	2,638	739,265	739,143	2,750	741,893
Torreón	556,449	7,168	563,617	646,898	9,123	656,021	618,930	4,191	623,121	681,551	5,164	686,715	708,563	6,153	714,716
Zacatecas	320,065	2,817	322,882	343,136	2,802	345,938	349,453	1,470	350,923	366,871	2,639	369,510	475,241	3,849	479,090
Zihuatanejo	562,099	6,156	568,255	557,389	5,835	563,224	597,902	2,068	599,970	566,497	1,331	567,828	625,186	501	625,687
Total	16,922,143	158,066	17,080,209	18,763,638	159,296	18,922,934	19,662,014	111,900	19,773,914	21,566,399	115,093	21,681,492	23,168,060	104,207	23,272,267

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).

(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	For the Year Ended December 31,
	2015			2016			2017			2018			2019
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	329,383	39,643	369,026	323,773	40,745	364,518	305,337	41,326	346,663	327,220	43,948	371,168	392,382	46,383	438,765
Ciudad Juárez	422,071	439	422,510	533,229	4,233	537,462	573,739	2,244	575,983	668,369	3,927	672,296	772,724	5,856	778,580
Culiacán	705,913	15,757	721,670	850,046	20,723	870,769	940,889	22,723	963,612	1,118,311	25,413	1,143,724	1,210,867	30,656	1,241,523
Chihuahua	488,509	66,048	554,557	587,020	64,486	651,506	638,836	65,574	704,410	701,064	72,745	773,809	762,680	80,957	843,637
Durango	139,890	16,113	156,003	181,066	30,084	211,150	161,252	36,228	197,480	171,650	37,542	209,192	208,049	56,567	264,616
Mazatlán	282,542	145,994	428,536	341,246	145,987	487,233	341,616	157,267	498,883	363,086	157,710	520,796	413,165	166,222	579,387
Monterrey	3,518,133	691,649	4,209,782	3,908,835	661,811	4,570,646	4,193,276	674,556	4,867,832	4,612,687	728,440	5,341,127	4,777,176	774,363	5,551,539
Reynosa	245,030	189	245,219	270,902	244	271,146	234,880	3,210	238,090	225,614	3,354	228,968	230,461	3,392	233,853
San Luis Potosí	144,976	75,117	220,093	167,369	83,748	251,117	185,349	91,558	276,907	207,879	104,717	312,596	211,770	108,127	319,897
Tampico	345,185	30,284	375,469	333,111	27,728	360,839	332,405	28,354	360,759	333,706	37,904	371,610	331,815	38,671	370,486
Torreón	253,366	27,594	280,960	291,377	35,472	326,849	277,275	37,673	314,948	299,449	43,274	342,723	306,625	47,316	353,941
Zacatecas	100,021	61,219	161,240	106,950	65,909	172,859	104,028	71,578	175,606	107,399	76,809	184,208	158,191	81,492	239,683
Zihuatanejo	159,121	119,679	278,800	159,999	116,872	276,871	177,623	121,440	299,063	167,886	116,800	284,686	197,126	116,593	313,719
Total	7,134,140	1,289,725	8,423,865	8,054,923	1,298,042	9,352,965	8,466,505	1,353,731	9,820,236	9,304,320	1,452,583	10,756,903	9,973,031	1,556,595	11,529,626

	For the Year Ended December 31,
	2015			2016			2017			2018			2019
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Acapulco	348,315	13,041	361,356	340,645	13,330	353,975	326,492	11,969	338,461	354,367	13,585	367,952	422,254	14,296	436,550
Ciudad Juárez	440,887	363	441,250	561,086	4,307	565,393	596,586	566	597,152	691,262	470	691,732	818,244	647	818,891
Culiacán	710,359	286	710,645	849,603	6,282	855,885	939,409	6,630	946,039	1,123,022	4,088	1,127,110	1,211,407	5,933	1,217,340
Chihuahua	509,752	46,204	555,956	610,388	44,067	654,455	659,426	45,743	705,169	734,964	47,997	782,961	802,503	53,676	856,179
Durango	153,140	6,692	159,832	194,669	18,596	213,265	177,219	21,206	198,425	191,524	18,198	209,722	224,717	37,671	262,388
Mazatlán	291,938	132,935	424,873	353,629	132,578	486,207	353,920	141,480	495,400	375,957	141,802	517,759	434,104	147,664	581,768
Monterrey	3,626,723	625,412	4,252,135	4,008,793	599,094	4,607,887	4,308,480	595,318	4,903,798	4,788,705	603,354	5,392,059	4,979,390	645,626	5,625,016
Reynosa	261,644	323	261,967	292,452	354	292,806	247,231	406	247,637	237,689	277	237,966	246,429	242	246,671
San Luis Potosí	169,231	55,145	224,376	190,596	62,600	253,196	210,794	65,652	276,446	243,290	70,626	313,916	242,306	81,021	323,327
Tampico	372,402	15,873	388,275	341,655	15,105	356,760	341,321	15,262	356,583	349,805	15,212	365,017	353,006	15,651	368,657
Torreón	248,776	26,713	275,489	300,763	19,286	320,049	286,981	17,001	303,982	322,643	16,185	338,828	331,013	23,609	354,622
Zacatecas	109,894	48,931	158,825	116,216	54,061	170,277	117,174	56,673	173,847	121,675	60,988	182,663	169,639	65,919	235,558
Zihuatanejo	173,799	109,500	283,299	172,528	107,990	280,518	188,412	110,427	298,839	177,154	104,657	281,811	208,721	102,746	311,467
Total	7,416,860	1,081,418	8,498,278	8,333,023	1,077,650	9,410,673	8,753,445	1,088,333	9,841,778	9,712,057	1,097,439	10,809,496	10,443,733	1,194,701	11,638,434

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2019:

Capacity(1) by Airport(2)

	Peak Air Traffic
	Movements per	Runway	% Capacity
Airport	Hour	Capacity(3)	Used
Acapulco	7	40	17.5
Ciudad Juárez	8	20	40.0
Culiacán	9	24	37.5
Chihuahua	9	40	22.5
Durango	4	40	10.0
Mazatlán	8	22	36.4
Monterrey	26	38	68.4
Reynosa	4	18	22.2
San Luis Potosí	6	20	30.0
Tampico	5	22	22.7
Torreón	5	20	25.0
Zacatecas	3	20	15.0
Zihuatanejo	7	20	35.0

(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2019 figures.
(3)	Air traffic movements per hour.

The following table sets forth the terminal capacity of each of our airports as of December 31, 2019:

Capacity(1) by Airport(2)

	Peak Passenger
	Traffic Movements	Terminal	% Capacity
Airport	per Hour	Capacity(3)	Used
Acapulco	596	1,096	54.0
Ciudad Juárez	890	621	143.3
Culiacán	1,105	938	117.8
Chihuahua	1,039	1,286	80.5
Durango	362	482	75.1
Mazatlán	958	1,537	62.3
Monterrey Terminal A	1,552	2,091	74.2
Monterrey Terminal B	843	1,469	57.4
Monterrey Terminal C	1,701	1,168	145.6
Reynosa	469	326	143.9
San Luis Potosí	453	1,380	32.8
Tampico	519	683	76.0
Torreón	488	545	89.5
Zacatecas	435	573	75.9
Zihuatanejo	797	945	84.3

(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2019 figures.
(3)	Passenger traffic during peak hours.

The following table sets forth the air traffic movements for each of our airports for the periods indicated:

Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
Acapulco	24,452	23,831	22,838	24,151	23,606
Ciudad Juárez	13,699	18,415	16,215	18,512	19,260
Culiacán	36,716	38,611	38,018	41,133	40,750
Chihuahua	31,336	33,869	29,361	30,760	30,222
Durango	17,556	17,324	14,559	15,324	16,039
Mazatlán	16,290	19,685	17,424	17,579	17,342
Monterrey	114,428	115,593	110,938	114,564	112,188
Reynosa	11,705	11,146	8,639	7,278	6,757
San Luis Potosí	20,891	21,719	21,605	21,394	19,813
Tampico	20,724	20,401	18,702	18,930	17,219
Torreón	16,587	17,922	14,842	16,863	16,912
Zacatecas	8,987	8,261	6,868	6,903	7,390
Zihuatanejo	11,685	11,584	12,343	11,959	12,582
Total	345,056	358,361	332,352	345,350	340,080

(1)	Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
Acapulco	29.9	30.1	30.0	30.6	37.1
Ciudad Juárez	63.1	59.9	72.3	73.7	82.9
Culiacán	39.0	44.7	50.2	55.2	60.3
Chihuahua	35.4	38.6	48.0	50.6	56.2
Durango	18.0	24.5	27.2	27.3	32.9
Mazatlán	52.4	49.5	57.1	59.1	67.0
Monterrey	73.9	79.4	88.1	93.7	99.6
Reynosa	43.3	50.6	56.2	64.2	71.1
San Luis Potosí	21.3	23.2	25.6	29.3	32.5
Tampico	36.9	35.2	38.4	38.9	42.9
Torreón	33.5	36.1	41.7	40.4	41.9
Zacatecas	35.6	41.5	50.9	53.1	64.3
Zihuatanejo	48.1	48.1	48.4	47.4	49.7
Average of all airports	49.0	52.4	59.2	62.4	68.1

(1)	Includes total passengers divided by total air traffic movements.

Air Traffic Movements by Aviation Category(1)

	For the Year Ended December 31,
	2018	2019
Commercial aviation	233,175	238,630
Charter aviation	1,006	916
General aviation and other	111,169	100,534
Total	345,350	340,080

(1)	Includes departures and landings for all 13 airports.

Metropolitan Destination

Monterrey International Airport

The Monterrey airport is our most important airport based on passenger traffic (including both domestic and international passengers), air traffic movements and contribution to aeronautical revenues.  According to the AFAC, the Monterrey airport was the fourth busiest airport in Mexico in 2019 based on commercial and general aviation passenger traffic.  In 2017, 2018 and 2019, it accounted for approximately 49.7%, 49.8% and 48.2%, respectively, of our terminal passenger traffic.

In 2017, 2018 and 2019, a total of 9.8 million, 10.7 million and 11.2 million, terminal passengers, respectively, were served by the Monterrey airport.  Of the terminal passengers in 2017, 87.0% were domestic, and 13.0% were international passengers.  In 2018, 87.6% were domestic, and 12.4% were international passengers. In 2019, 87.3% were domestic, and 12.7% were international passengers. This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 14 commercial airlines operated at this airport during 2019.  In 2019, airlines operating at this airport served 50 direct destinations, including 33 domestic destinations and 17 international destinations.  In 2019, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Guadalajara, Tijuana, Querétaro, El Bajío, Puerto Vallarta,  Chihuahua, Toluca, Veracruz, Mérida, Puebla, Hermosillo, Houston, Dallas, Atlanta, Detroit, Las Vegas, Chicago,  Los Angeles, New York, San Antonio, Miami and Panama City. In 2019, the principal domestic airlines operating at the airport were VivaAerobus, Interjet, Volaris, Aeroméxico Connect, Aeroméxico and Magnicharters.

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

The Terminal A building has a total area of approximately 29,269 square meters (315,049 square feet), of which 4,847 square meters (52,173 square feet) is commercial space, a 19‑position apron for commercial aviation, one‑position apron for air freight, a five‑position apron for general aviation, nine air bridges, an ample boarding lounge for passengers making connections with other flights and other boarding lounges.  Terminal A has 15 boarding gates for international or domestic flights and a public parking facility that accommodates 2,126 vehicles.

The Terminal B building started operations on September 1, 2010, and is used by Aeroméxico, Aeroméxico Connect and Delta.  Terminal B has a total area of approximately 20,568 square meters (221,392 square feet), of which 3,920 square meters (42,195 square feet) is commercial space.  It has two levels plus a mezzanine and includes six air bridges, an 18‑position commercial aviation apron and 14 boarding gates.  Terminal B also has a public parking facility that accommodates 650 vehicles.

The Terminal C building has a total area of approximately 11,683 square meters (125,755 square feet), of which 1,978 square meters (21,291 square feet) is commercial space.  This terminal, which commenced operation at year‑end 2006, is used by the low‑cost carrier VivaAerobus.  Terminal C has eight boarding gates and serves 16 aircraft positions for commercial aviation.  In January 2012, we concluded the construction of a new modern access to the Terminal C building, more commercial spaces and an additional baggage‑claim area, with a total area of approximately 3,420 square meters (36,812 square feet).  Terminal C has a public parking facility that accommodates 719 vehicles.

The Monterrey airport offers air cargo services for imports and exports and serves as a logistical hub for domestic and international air shipping providers.  Its current infrastructure servicing air cargo operations includes bonded terminal warehouses.  An area of 8,465 square meters (91,117 square feet) has been occupied by Federal Express and OMA Carga (which we operate directly) since 2003, United Parcel Service since 2005 and DHL since January 2010. In 2017, OMA Logística (which we also operate directly) started operating a bonded warehouse to facilitate for ground cargo operations between customs. Inside the Monterrey airport, the customs authority has import and export merchandise checkpoint platforms and our warehouses offer services for the handling, storage and custody of merchandise, dry cargo, controlled temperature, DGR (Dangerous Goods Regulation), X-ray (authorized equipment by TSA), 24/7 surveillance cameras, scales of up to 30 tons, as well as miscellaneous services required for authorized import and export operations, parking for logistics and foreign trade users and operational and office facilities for Mexican customs.

To allow the future expansion of the Monterrey airport, including its second commercial runway, in 2009, we completed the acquisition of land strategically located adjacent to the Monterrey airport with an aggregate surface area of 777 hectares (3 square miles) for an aggregate price of Ps.1,159,631 thousand (U.S.$88.8 million) (amount expressed in nominal 2009 pesos).  The acquired land is classified in our financial statements as land owned by the Company at its acquisition value, presented as a fixed asset.  On October 1, 2012, we presented a proposal to the Mexican Bureau of Civil Aviation (currently AFAC) to recover the cost of our investment in the land, meaning that we requested that the Mexican Bureau of Civil Aviation (currently AFAC) recognize the acquired land as part of our future investment in the Monterrey airport concession included in the airport’s required master development program investments, rather than as a fixed asset that we own.  On December 4, 2012, we received authorization from the Mexican Bureau of Civil Aviation (currently AFAC) to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 pesos) in investments included in the 2011–2015 master development program for the Monterrey airport.  Additionally, during the 2011 master development program review, Ps.77,306 thousand was reallocated due to extraordinary adjustment of the Monterrey airport’s maximum rate under its master development program.  We are currently evaluating various possibilities for the recovery of the remaining investment with the Mexican Bureau of Civil Aviation (currently AFAC) at a cost of Ps.695,759 thousand (amount expressed in nominal 2009 pesos), which was not recognized under the 2016–2020 master development program for the Monterrey airport.  The actual amounts of recovery are adjusted annually based on the Mexican Producer Index.

On July 22, 2016, we sold 200,000 square meters (2,152,782 square feet) of vacant land outside the Monterrey airport, which was not required for future aeronautical use, for Ps.30 million. The Acapulco airport owned 58.82% of the vacant land and the Zihuatanejo airport owned 41.18%.

In September 2018, we completed a 1,200 square-meter (12,917 square-foot) expansion of the passenger waiting area for regional flights of Terminal B at the Monterrey airport. The expansion increased the regional waiting area by 280%. The project had a total investment of Ps.125 million, and it started operations on September 8, 2018.

In November 2019, we started a major expansion project at the Monterrey airport. We expect to invest approximately Ps.4.2 billion between 2019 and 2025, of which Ps.500 million correspond to our current master development program commitment.  The project will be built in two phases. Phase 1 consists of the expansion of the public and check-in areas of Terminal A and the construction of a new wing.  As a result, total terminal space will increase by over 15,000 square meters (161,459 square feet), approximately a 25% increase of then existing terminal space. Certain components of Phase 1 will become operational by the end of 2021, with all of Phase 1 to be completed and operational by late 2022.  Phase 2 consists of the construction of a second new wing, increasing terminal space by an additional 16,000 square meters (172,223 square feet). Phase 2 is expected to be completed by 2024.  After both phases of the expansion, the Monterrey airport will have an annual capacity of 16.5 million passengers (up from 11.6 million passengers currently), positioning itself as one of the busiest connection centers in northern Mexico.

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

Tourist Destinations

Acapulco International Airport

The Acapulco airport is our sixth most important airport based on passenger traffic and our sixth most important airport based on aeronautical revenues.  According to the AFAC, the Acapulco airport was the 24th busiest airport in Mexico in 2019 based on commercial and general aviation passenger traffic.  In 2017, 2018 and 2019, it accounted for approximately 3.5%, 3.4% and 3.8%, respectively, of our terminal passenger traffic.

In 2017, 2018 and 2019, a total of 685,124, 739,120 and 875,315 terminal passengers, respectively, were served by the Acapulco airport.  Of the terminal passengers in 2017, 92.2% were domestic, and 7.8% were international.  In 2018, 92.2% were domestic, and 7.8% were international. In 2019, 93.1% were domestic, and 6.9% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 12 airlines (ten commercial airlines and two charter airlines) operated at this airport during 2019.  In 2019, airlines operating at this airport served ten direct destinations, including seven domestic destinations and three international destinations.  In 2019, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Tijuana, Toluca, Monterrey and Guadalajara.  In 2019, the principal domestic airlines operating at the airport were Interjet, Aeroméxico Connect, Volaris, Aeromar, VivaAerobus, TAR and Aeroméxico.

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

The Acapulco airport operates 24 hours a day.  The airport has two operating runways and six taxiways.  The principal runway has a length of 3,300 meters (10,827 feet), and the auxiliary runway has a length of 1,700 meters (5,577 feet).  The apron servicing commercial aviation accommodates 17 airplanes, and the general aviation apron accommodates 24 aircrafts.

The runway capacity at the Acapulco airport is 40 air traffic movements per hour.  The airport also has two instrument landing systems for landing in low visibility on runways 10 and 28, which provide precise guidance to assist aircraft during landing.  The airport occupies a total area of 422.2 hectares (1.63 square miles) with a total terminal space of 15,436 square meters (166,151 square feet), of which 2,063 square meters (22,206 square feet) is commercial space.  Besides having the instrument landing system, runways 10 and 28 have approach lights and flashes on both headers.  The Acapulco airport has a public parking facility that accommodates 110 vehicles.

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

Mazatlán International Airport

The Mazatlán airport is our fifth most important airport based on passenger traffic.  According to the AFAC, the Mazatlán airport was the 20th busiest airport in Mexico in 2019 based on commercial and general aviation passenger traffic.  In 2017, 2018 and 2019, it accounted for approximately 5.1%, 4.8% and 5.0%, respectively, of our terminal passenger traffic.

In 2017, 2018 and 2019, a total of 994,283, 1,038,555 and 1,161,155 terminal passengers, respectively, were served by the Mazatlán airport.  Of the terminal passengers in 2017, 70.0% were domestic, and 30.0% were international. In 2018, 71.2% were domestic, and 28.8% were international. In 2019, 73.0% were domestic, and 27.0% were international. The airport’s passengers are predominantly domestic tourists who come from Mexico City, Monterrey and Tijuana, among other cities, and international tourists who come primarily from the United States and Canada.  Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 17 airlines operate at the airport (15 commercial airlines and two charter airlines).  In 2019, airlines operating at this airport served 24 direct destinations, including ten domestic destinations and fourteen international destinations.  Of these destinations, Mexico City, Tijuana, Monterrey, San José del Cabo, La Paz, Cabo San Lucas, Ciudad Juárez, Hermosillo, Culiacán and Querétaro were the main domestic routes.  The main international destinations served by this airport were Los Angeles, Phoenix, Dallas and Minneapolis in the United States and Calgary, Edmonton, Vancouver and Abbotsford in Canada. In 2019, the principal commercial domestic airlines operating at this airport were VivaAerobus, Volaris, Aeroméxico Connect, Interjet, Magnicharters, Aerocalafia, TAR and Aeroméxico.

The Mazatlán airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of 502,547.  Mazatlán is the principal tourist destination of the Sinaloa region, with about 9,859 hotel rooms, according to the Mexican Ministry of Tourism (Secretaría de Turismo).  Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

The Mazatlán airport operates 24 hours a day.  Its runway capacity is 22 air traffic movements per hour.  The airport occupies approximately 439.8 hectares (1.70 square miles) of land.  The airport’s facilities include a terminal building with a total area of 18,444 square meters (198,530 square feet), of which 2,498 square meters (26,888 square feet) is commercial space.  The airport has a commercial aviation apron with 10 positions and a general aviation apron with 24 positions.  In addition, the airport has four air bridges and a public parking facility that accommodates 157 vehicles.  The airport’s runway is 2,702 meters (8,865 feet) long, with four taxiways that connect the commercial and general aviation platforms and includes an instrument landing system on runway 26.

In 2014, the terminal building was expanded by 2,300 square meters (24,757 square feet) and 2,500 square meters (26,919 square feet) of space were refurbished, including the main façade of the airport, waiting area, check‑in and inspection points, restrooms and offices.  Commercial spaces were also expanded.

Zihuatanejo International Airport

The Zihuatanejo airport is our tenth most important airport based on passenger traffic.  According to the AFAC, the Zihuatanejo airport was the 31st busiest airport in Mexico in 2019 based on commercial and general aviation passenger traffic.  In 2017, 2018 and 2019, it accounted for approximately 3.0%, 2.6% and 2.7%, respectively, of our terminal passenger traffic.

In 2017, 2018 and 2019, a total of 597,902, 566,497 and 625,186 terminal passengers, respectively, were served by the Zihuatanejo airport.  Of the terminal passengers in 2017, 61.2% were domestic, and 38.8% were international. In 2018, 60.9% were domestic, and 39.1% were international. In 2019, 64.9% were domestic, and 35.1% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican and international economic conditions.

A total of 16 airlines operate at the airport (13 commercial airlines and three charter airlines).  In 2019, airlines operating at this airport served 18 direct destinations, including five domestic destinations and 13 international destinations.  In 2019, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Tijuana, Monterrey, Querétaro, Toluca, Los Angeles, Calgary, Houston, Vancouver, Phoenix and Toronto.    In 2019, the principal domestic airlines operating at this airport were Interjet, Aeroméxico Connect, Volaris, Aeromar, VivaAerobus, Magnicharters, TAR, and Aeroméxico and the non-Mexican airlines included Alaska Airlines, WestJet, United, American Airlines and Delta.

The Zihuatanejo airport is located approximately 12 kilometers (7 miles) from the city of Zihuatanejo.  Situated in the state of Guerrero, with a population of 124,824 people, the city of Zihuatanejo is one of Mexico’s most attractive tourist destinations, with approximately 6,282 hotel rooms, according to the Ministry of Tourism, a marina, world‑class golf courses and a growing residential real estate market.

The Zihuatanejo airport operates 14 hours a day.  The airport has one runway, which is 2,506 meters (8,222 feet) long with a runway capacity of 20 air traffic movements per hour.  The airport’s facilities include a terminal building encompassing an area of 11,336 square meters (122,020 square feet), including 1,463 square meters (15,748 square feet) of commercial space.  It has a six‑position commercial aviation apron, a 23‑position general aviation apron and two taxiways.  The Zihuatanejo airport has a public parking facility that accommodates 140 vehicles.

The quality of services offered at the Zihuatanejo airport has improved as a result of the rehabilitation of its runway, the remodeling and expansion of the departure gate area and the reconfiguration of the passenger and carry‑on luggage screening area, which were completed on July 14, 2016.

Regional Destinations

Chihuahua International Airport

The Chihuahua airport is our third most important airport based on passenger traffic and air traffic movements and our third most important airport based on aeronautical revenues.  According to the AFAC, the Chihuahua airport was the 12th busiest airport in Mexico in 2019 based on commercial and general aviation passenger traffic.  In 2017, 2018 and 2019, it accounted for approximately 7.2%, 7.2% and 7.3%, respectively, of our terminal passenger traffic.

In 2017, 2018 and 2019, a total of 1,409,579, 1,556,770 and 1,699,816 terminal passengers, respectively, were served by the Chihuahua airport.  Of the terminal passengers in 2017, 92.1% were domestic, and 7.9% were international. In 2018, 92.2% were domestic, and 7.8% were international.  In 2019, 92.1% were domestic, and 7.9% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of ten commercial airlines operate at the airport.  In 2019, airlines operating at this airport served 18 direct destinations, including fourteen domestic destinations and four international destinations.  In 2019, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Monterrey, Guadalajara, Cancún, Tijuana, Hermosillo, Querétaro, Mérida, Dallas, Houston and Denver. In 2019, the principal domestic airlines operating at this airport were Volaris, Aeroméxico Connect, VivaAerobus, Interjet, TAR and Aeroméxico and the principal non‑Mexican airlines were American Airlines and United.

The Chihuahua airport is located approximately 18 kilometers (11 miles) from the city of Chihuahua, the capital of the state of Chihuahua.  The city’s population is 878,062.  Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

The Chihuahua airport operates 14 hours a day.  The airport has three runways, with lengths of 2,600 meters (8,530 feet), 2,420 meters (7,940 feet) and 1,100 meters (3,609 feet), respectively.  The runway system has a capacity of 40 air traffic movements per hour.  The airport also has an instrument landing system on runway 36.  The airport occupies a total area of approximately 909.2 hectares (3.51 square miles).  The airport’s facilities include a terminal building with a total area of approximately 7,951 square meters (85,584 square feet), including 1,925 square meters (20,720 square feet) of commercial space,  a seven‑position apron for commercial aviation, two aprons with a total of 21 positions for general aviation, four taxiways, a one‑position apron for airfreight and one air bridge.  The airport has six gates for international or domestic flights.  The Chihuahua airport has a public parking facility that accommodates 475 vehicles.

To accommodate growing demand for airfreight services and an expanding local economy, in August 2005 we completed the construction of a cargo area, which includes a warehouse, a customs platform and office, x‑ray zones, storage areas and logistics offices.  We currently operate all international cargo operations at this airport directly.

In December 2016, we started an expansion and remodeling of the terminal building at the Chihuahua airport, which was completed on September 17, 2019.  The project had a total investment of Ps.318 million and included 5,743 square meters (61,817 square feet) of new areas and the remodeling of 9,510 square meters (102,365 square feet).

Culiacán International Airport

The Culiacán airport is our second most important airport based on passenger traffic, air traffic movements and contribution to aeronautical revenues.  According to the AFAC, the Culiacán airport was the 10th busiest airport in Mexico in 2019 based on commercial and general aviation passenger traffic.  In 2017, 2018 and 2019, it accounted for approximately 9.7%, 10.5% and 10.6%, respectively, of our terminal passenger traffic.

In 2017, 2018 and 2019, a total of 1,909,651, 2,270,834 and 2,458,863 terminal passengers, respectively, were served by the Culiacán airport.  Of the terminal passengers in 2017, 98.5% were domestic, and 1.5% were international. In 2018, 98.7% were domestic, and 1.3% were international. In 2019, 98.5% were domestic, and 1.5% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation.  In 2017, 2018 and 2019, commercial aviation accounted for approximately 98.2%, 99.8% and 99.8%, respectively, and general aviation accounted for approximately 1.8%, 0.2% and 0.2%, respectively, of the airport’s terminal passenger traffic.

A total of seven commercial airlines operate at the airport.  In 2019, airlines operating at this airport served eleven domestic destinations: Tijuana, Mexico City, Guadalajara, Monterrey, Mexicali, San José del Cabo, La Paz, Ciudad Juárez, Hermosillo, Chihuahua, Cabo San Lucas and one international destination to Phoenix. In 2019, the domestic airlines operating at this airport were Volaris, VivaAerobus, Aeroméxico Connect, Interjet, Aerocalafia, TAR and Aeroméxico.

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

The Culiacán airport operates 16 hours a day.  The runway has a length of 2,227 meters (7,306 feet) and capacity of 24 air traffic movements per hour.  The airport occupies a total area of 280.9 hectares (1.08 square miles).  The airport’s facilities include a terminal building expanded in 2012 with a total area of approximately 11,250 square meters (121,094 square feet), including 2,099 square meters (22,593 square feet) of commercial space, a seven‑position apron for commercial aviation, a 57‑position apron for general aviation, six taxiways and two air bridges.  The Culiacán airport has a public parking facility that accommodates 343 vehicles.

The Culiacán airport also includes military installations.  The presence of these installations amid their operational activity may at some point affect the airport’s runway capacity at peak hours, thus affecting its civil aviation operations.

Durango International Airport

In 2017, 2018 and 2019, the Durango airport accounted for approximately 2.0%, 1.9% and 2.3%, respectively, of our terminal passenger traffic.

In 2017, 2018 and 2019, a total of 395,905, 418,914 and 527,004 terminal passengers, respectively, were served by the Durango airport.  Of the terminal passengers in 2017, 85.5% were domestic, and 14.5% were international. In 2018, 86.7% were domestic, and 13.3% were international. In 2019, 82.1% were domestic, and 17.9% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five commercial airlines operate at the airport.  In 2019, airlines operating at this airport served nine direct destinations, including six domestic destinations and three international destinations: Mexico City, Tijuana, Monterrey, Guadalajara, Ciudad Juárez, Querétaro, Dallas, Chicago and Los Angeles. In 2019, the domestic airlines operating at this airport were Aeroméxico Connect, Volaris, TAR and VivaAerobus and the principal non Mexican airline was American Airlines.

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

The airport’s total area is 541.4 hectares (2.09 square miles).  Its facilities include a 3,855 square-meter (41,495 square-foot) terminal building with 272 square meters (2,928 square feet) of commercial space.  It has a four‑position commercial aviation apron, a 33‑position general aviation apron and a 343 space public parking area.  The airport has three boarding gates for international or domestic flights.

San Luis Potosí International Airport

According to the AFAC, the San Luis Potosí airport was the 30th busiest airport in Mexico in 2019 based on commercial and general aviation passenger traffic.  In 2017, 2018 and 2019, the San Luis Potosí airport accounted for approximately 2.8%, 2.9% and 2.8%, respectively, of our terminal passenger traffic.

In 2017, 2018 and 2019, a total of 553,353, 626,512 and 643,224 terminal passengers, respectively, were served by the San Luis Potosí airport.  Of the terminal passengers in 2017, 71.6% were domestic, and 28.4% were international. In 2018, 72.0% were domestic, and 28.0% were international. In 2019, 70.6% were domestic, and 29.4% were international.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.  A total of eight commercial airlines operate at the airport:  Aeroméxico Connect, Volaris, Aeromar, TAR, VivaAerobus, Magnicharters, American Airlines and United. In 2019, airlines operating at this airport served seven destinations, including five domestic destinations and two international destinations.  In 2019, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Tijuana, Monterrey, Puerto Vallarta, Dallas and Houston .

The San Luis Potosí airport operates 24 hours per day and is located approximately 15 kilometers (9 miles) from the city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of 824,229.  The airport has two runways with a total capacity of 20 air traffic movements per hour.  The principal runway is 3,006 meters (9,862 feet) long, and the secondary runway is 1,000 meters (3,281 feet) long.  The airport has a total area of 508.3 hectares (1.96 square miles).  The airport’s facilities include a terminal building with approximately 11,042 square meters (118,855 square feet), including 1,255 square meters (13,509 square feet) of commercial space, a five‑position platform for commercial aviation, two aprons with a total of 24 positions for general aviation, four taxiways, a boarding lounge with five gates and a public parking facility that accommodates 222 vehicles.  The airport’s navigational aids include precision approach path indicators, VHF omnidirectional radio and an instrument landing system on runway 14.

In November 2016, we started an expansion and remodeling of the terminal building at the San Luis Potosí airport, which was completed on August 16, 2019.   The project had a total investment of Ps.400 million and included an expansion of 8,600 square meters (92,570 square feet), for a total of 13,482 square meters (145,119 square feet). Passenger capacity grew threefold to serve up to 1.2 million passengers per year.

Tampico International Airport

According to the AFAC, the Tampico airport was the 27th busiest airport in Mexico in 2019 based on commercial and general aviation passenger traffic.  In 2017, 2018 and 2019, it accounted for approximately 3.6%, 3.4% and 3.2%, respectively, of our terminal passenger traffic.

In 2017, 2018 and 2019 a total of 717,342, 736,627 and 739,143 terminal passengers, respectively, were served by the Tampico airport.  Of the terminal passengers in 2017, 93.9% were domestic, and 6.1% were international. In 2018, 92.8% were domestic, and 7.2% were international. In 2019, 92.7% were domestic, and 7.3% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five commercial airlines operate at the airport.  In 2019, airlines operating at this airport served nine direct destinations, including eight domestic destinations and one international destination: Mexico City, Monterrey, Cancún, Villahermosa, Guadalajara, Ciudad del Carmen, Veracruz, Querétaro and Houston. In 2019, the domestic airlines operating at the airport were VivaAerobus, Interjet, Aeroméxico Connect and TAR, and the non-Mexican airline was United.

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

The airport’s total area is 372.5 hectares (1.44 square miles).  Its facilities include a 6,833 square-meter (73,550 square-foot) terminal building, of which 826 square meters (8,891 square feet) are commercial spaces.  It has a six position apron for commercial aviation, a 17 position apron for general aviation, two taxiways and four boarding gates.  The Tampico airport has a public parking facility that accommodates 254 vehicles.

In December 2017, we started an expansion and remodeling of the terminal building at the Tampico airport. The project will have a total investment of approximately Ps.175 million. After the project concludes total area will be 7,981 square meters (85,907 square feet), an increase of approximately 17%.

Torreón International Airport

According to the AFAC, the Torreón airport was the 29th busiest airport in Mexico in 2019 based on commercial and general aviation passenger traffic.  In 2017, 2018 and 2019, the Torreón airport accounted for approximately 3.1%, 3.2% and 3.2%, respectively, of our terminal passenger traffic.

In 2017, 2018 and 2019, a total of 618,930, 681,551 and 708,563 terminal passengers, respectively, were served by the Torreón airport.  Of the terminal passengers in 2017, 91.2% were domestic, and 8.8% were international. In 2018, 91.3% were domestic, and 8.7% were international. In 2019, 90.0% were domestic, and 10.0% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of seven commercial airlines operate at the airport. In 2019, airlines operating at this airport served seven direct destinations, including six domestic destinations and one international destination. In 2019, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Cancún, Tijuana, Querétaro, Ciudad Juárez and Dallas. In 2019, the domestic airlines operating at the airport were Aeroméxico Connect, VivaAerobus, Interjet, Volaris, TAR and Aeroméxico, and the non-Mexican airline was American Airlines.

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

The airport’s total area is 354.6 hectares (1.37 square miles).  Its facilities include a terminal building of 5,447 square meters (5,863 square feet), of which 732 square meters (7,879 square feet) are commercial space, a seven‑position apron for commercial aviation, a seven‑position apron for general aviation, one taxiway, five boarding gates, several VIP lounges and one air bridge.  The Torreón airport has a public parking facility that accommodates 142 vehicles.

Zacatecas International Airport

According to the AFAC, the Zacatecas airport was the 35th busiest airport in Mexico in 2019 based on commercial and general aviation passenger traffic.  In 2017, 2018 and 2019, the Zacatecas airport accounted for approximately 1.8%, 1.7% and 2.1%, respectively, of our terminal passenger traffic.

In 2017, 2018 and 2019, a total of 349,453, 366,871 and 475,241 terminal passengers, respectively, were served by the Zacatecas airport.  Of the terminal passengers in 2017, 63.3% were domestic, and 36.7% were international. In 2018, 62.4% were domestic, and 37.6% were international. In 2019, 69.0% were domestic, and 31.0% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport.  In 2019, airlines operating at this airport served six direct destinations, including two domestic destinations and four international destinations: Mexico City, Tijuana, Los Angeles, Chicago, San José, California and Dallas.

In 2019, the domestic airlines operating at this airport were Volaris, Aeroméxico Connect and VivaAerobus, and the non-Mexican airline was American Airlines.

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

The airport’s total area is 207.6 hectares (0.80 square miles).  The terminal building is 5,707 square meters (61,430 square feet), of which 491 square meters (5,285 square feet) is commercial area.  It has a four‑position apron for commercial aviation, a 14‑position apron for general aviation, three boarding gates and a parking lot with 202 parking spaces.

In 2012, we built a solar park at Zacatecas airport with an installed capacity of 200 Kw in a land area of approximately 4,000 square meters (43,056 square feet), which in 2019 generated approximately 322,455 Kw/h for the airport, equivalent to approximately 37% of the airport’s total electricity requirements.

Border Destinations

Ciudad Juárez International Airport

According to the AFAC, the Ciudad Juárez airport was the 13th busiest airport in Mexico in 2017 based on commercial and general aviation passenger traffic.  In 2017, 2018 and 2019, the Ciudad Juárez airport accounted for approximately 6.0%, 6.3% and 6.9%, respectively, of our terminal passenger traffic.

In 2017, 2018 and 2019, a total of 1,173,135, 1,364,028 and 1,597,471 terminal passengers, respectively, were served by the Ciudad Juárez airport.  Of the terminal passengers in 2017, 2018 and 2019, 99.8%, 99.7% and 99.6%, respectively, were domestic.

A total of six commercial airlines operate at the airport.  In 2019, airlines operating at this airport served 13 direct destinations, all of which were domestic.  In 2019, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Monterrey, El Bajío, Cancún, Tijuana, Culiacán, Hermosillo, Chihuahua, Torreón, Durango, Mazatlán and Querétaro. In 2019, the domestic airlines operating at the airport were VivaAerobus, Volaris, Aeroméxico Connect, Interjet, TAR and Aeroméxico. As of the date of this annual report, the airport does not have any active non-Mexican airlines.

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

The airport’s total area is 367.95 hectares (1.42 square miles).  Its facilities include a terminal building of 6,210 square meters (66,844 square feet), consisting of 964 square meters (10,376 square feet) of commercial space, five boarding gates and two air bridges.  The airport has a six‑position commercial aviation apron, a 15‑position general aviation apron, a one‑position freight services apron and three taxiways.  The Ciudad Juárez International Airport has a public parking facility that accommodates 300 vehicles.

Reynosa International Airport

According to the AFAC, the Reynosa airport was the 34rd busiest airport in Mexico in 2019 based on commercial and general aviation passenger traffic.  In 2017, 2018 and 2019, the Reynosa airport accounted for approximately 2.5%, 2.2% and 2.1%, respectively, of our terminal passenger traffic.

In 2017, 2018 and 2019, a total of 485,727, 466,934 and 480,524 terminal passengers, respectively, were served by the Reynosa airport.  Of the terminal passengers in 2017, 2018 and 2019, 99.3%, 99.2% and 99.2%, respectively, were domestic.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of two airlines operate at the airport.  In 2019, airlines operating at this airport served four direct destinations, all of which are domestic destinations: Mexico City, Cancún, Guadalajara and Veracruz. In 2019, the domestic airlines operating at this airport were VivaAerobus and Aeroméxico Connect.

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

In December 2016, we started construction of a new terminal building at Reynosa airport.  The new terminal building is 191% larger than the existing one and will increase the airport terminal’s capacity to approximately one million passengers per year.  The project will have a total investment of Ps.325 million, and is expected to start operations in the first half of 2020.

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2019, over 12 international commercial airlines and nine Mexican commercial airlines operated flights at our 13 airports.  VivaAerobus and Grupo Aeroméxico operated the most flights at our airports, followed by Volaris, Interjet and TAR.  In 2019, revenues from VivaAerobus were Ps.1,285,954 thousand (U.S.$68.1 million), revenues from Grupo Aeroméxico and its affiliates were Ps.1,255,147 thousand (U.S.$66.5 million), revenues from Volaris totaled Ps.1,177,915 thousand (U.S.$62.4 million) and revenues from Interjet were Ps.761,076 thousand (U.S.$40.3 million), representing 22.4%, 21.8%, 20.5% and 13.2%, respectively, of our aeronautical revenues from airline customers for 2019.  These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines.

The following table sets forth the number of air traffic customers per airline for the years ended December 31, 2017, 2018 and 2019:

	Terminal Passengers
Principal Air Traffic Customers Per Airline	2017	2018	2019
Domestic:
VivaAerobus	4,786,803	5,668,700	6,666,650
Grupo Aeroméxico	5,113,728	5,524,016	5,079,229
Volaris	3,706,882	4,189,679	5,300,929
Interjet	3,096,444	3,137,721	3,045,049
TAR Aerolíneas	381,377	486,151	437,626
Other	641,633	781,732	827,597
Total domestic	17,726,867	19,787,999	21,357,080

International:
American Airlines	504,782	516,367	544,886
United	494,547	494,861	507,277
Delta	260,700	203,812	192,509
Alaska Airlines	124,430	131,119	145,414
Sunwing Airlines	64,648	79,853	85,996
Other	210,128	149,566	165,887
Total international	1,659,235	1,575,578	1,641,969

General aviation	275,912	202,822	169,011
Total	19,662,014	21,566,399	23,168,060

Historically, traditional carriers such as Aeroméxico had represented a substantial majority of the Mexican commercial airline market.  In recent years, however, international carriers, discount carriers, low‑cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market.  In 2019, passengers traveling on discount and low‑cost carriers, such as VivaAerobus, Interjet and Volaris, accounted for approximately 65.3% of our commercial aviation passenger traffic.  Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low‑cost and discount carriers into the Mexican commercial airline market has helped to increase the use of air transportation in Mexico.

Aeroméxico is a publicly traded company and Delta Airlines currently owns approximately 50.7% of Aeroméxico.

The following table sets forth our principal air traffic customers for the years ended December 31, 2017, 2018 and 2019:

	Percentage of Aeronautical Revenues
Principal Air Traffic Customers	2017	2018	2019
Domestic:
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	24.2%	24.5%	24.5%
VivaAerobus	19.4%	21.2%	21.2%
Volaris	16.7%	17.5%	17.5%
Interjet	14.8%	14.2%	14.2%
TAR	1.7%	2.1%	2.1%
Grupo Aeromonterrey (Magnicharters)	1.8%	1.9%	1.9%
Aeromar	0.8%	0.8%	0.8%
Calafia Airlines	0.5%	0.5%	0.5%
DHL Express México	0.3%	0.3%	0.3%
Other	4.8%	4.1%	4.1%
Total domestic	85.0%	87.1%	87.1%

International:
American Airlines	4.8%	4.3%	4.3%
United	4.7%	4.1%	4.1%
Delta	2.1%	1.4%	1.4%
Alaska Airlines	1.1%	1.1%	1.1%
Copa Airlines	0.3%	0.3%	0.3%
Charters	1.5%	1.3%	1.3%
Other	0.5%	0.4%	0.4%
Total international	15.0%	12.9%	12.9%
Total	100.0%	100.0%	100.0%

Complementary Services Customers

As of December 31, 2019, our principal complementary services clients are three principal providers of ramp‑handling and baggage‑handling services, AGN Aviation Services, S.A. de C.V., Menzies Aviation Mexico, S.A. de C.V. and Administradora Especializada en Negocios, S.A. de C.V., and our primary catering client is Aero Cocina, S.A. de C.V., all of which provided an aggregate of Ps.28,627 thousand of revenues in the form of access fees in 2019.

Principal Non-Aeronautical Services Customers

As of December 31, 2019, we were party to approximately 1,301 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time‑share sales and promotions services and tourist information and promotion services.  As a result, our revenues from non‑aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers.  In 2019, our largest commercial customers were ISA Corporativo S. A. de C. V. (advertising), Alquiladora de Vehículos Automotores, S.A. de C.V. (car rental), Aerocomidas, S.A. de C.V. (food and beverage), DMC Transportación Ejecutiva, S. de R.L. de C. V. (VIP lounges), Operadora Aeroboutiques, S.A. de C.V. (duty paid stores), a subsidiary of Grupo Areas, Dufry México, S.A. de C.V. (duty free) and Comercial Ariete, S.A. de C.V. (car rental).

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

The Mexican Airport and Auxiliary Services Agency currently operates 12 small airports in Mexico’s northern region, which collectively served 2,434,329 passengers in 2019, representing an increase of 14.1% from 2018 traffic, mainly as a result of an increase in passenger traffic to and from Querétaro, Tepic and Colima.

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession.  The state of Nuevo León has requested in the past that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations, but to date the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession.  In addition, we understand that Aeropuerto del Norte is not capable of accommodating commercial passenger traffic with its current infrastructure.

In addition, the Mexican government could grant new concessions to operate existing government‑managed airports or authorize the construction of new airports, which could compete directly with our airports.  Any competition from other such airports could have a material adverse effect on our business and results of operations.

For more information, see "Risk Factors - Risks Related to the Regulation of Our Business - "The Mexican government could grant new concessions that compete with the airports operated by the Company".

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

Awards and Recognition

In 2018, OMA was included in the Dow Jones Sustainability Index (“DJSI”) Emerging Markets for the third consecutive year.  In addition, OMA was included in 2019 in the Dow Jones Sustainability Index-MILA, for the second consecutive year. The current DJSI-MILA is valid through Spetember 2020.

In, 2018, we were included in the Sustainability Index of the Mexican Stock Exchange (Índice Sustentable de la Bolsa Mexicana de Valores) for the seventh year in a row.

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

In 2013 and 2014, respectively, the Acapulco airport and the Ciudad Juárez airport received the Environmental Quality Certificate (Certificado de Calidad Ambiental) issued by the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente) for compliance with applicable Mexican environmental laws, regulations and applicable Official Mexican Standards and must be renewed on a biannual basis.  In 2014, this certificate was renewed for the Ciudad Juárez and Chihuahua airports, in 2015 the Acapulco, Culiacán, Mazatlán and Zihuatanejo airports received new Environmental Quality Certificates valid for two years, and in 2016 the certificate was renewed for the Chihuahua airport and a new certificate was granted for the Tampico airport.  In 2017, the Mazatlán, Ciudad Juárez, Culiacán, Chihuahua, Tampico, Acapulco, Reynosa and Zihuatanejo airports kept current Environmental Quality Certificates. In 2019, all our airports, excluding Monterrey, maintained the certification, and the Monterrey airport is expected to receive its certificate in 2020. In addition, in 2018 the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente) granted OMA the Environmental Commitment Recognition for the implementation of innovative business strategies to preserve and improve the environment while contributing to sustainable development.

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

In 2017, the Zacatecas airport received a Family Responsibility Company Certificate (Certificado de Empresa Familiarmente Responsable) granted by the Mexican Ministry of Labor and Social Welfare.  This certificate was also granted to the Chihuahua and Tampico airports in 2018, to the Culiacán, Durango and Reynosa airports in 2016 and to the Ciudad Juárez, Monterrey, Mazatlán and Torreón airports in 2017.  In 2019, the Culiacán, Mazatlán and Reynosa airports received the renewal of the certificate.

In 2014 and 2016, the Zacatecas and the Culiacán airports, respectively, received the Inclusive Company Award (Distintivo Empresa Incluyente) granted by the Ministry of Labor and Social Welfare to companies with good labor practices that promote the inclusion and no discrimination of persons with a disability.  This award was granted to the Culiacán airport again in 2017.

In 2018, the Culiacán, Mazatlán, Reynosa, Tampico, Torreón, Zacatecas and Zihuatanejo airports received the Distinctive “S” (Distintivo “S”) granted by the Ministry of Tourism to companies with good practices in the development of tourism projects and its commitment to global sustainability criteria.  In 2019, the Acapulco, Ciudad Juárez, Chihuahua, Durango and San Luis Potosí airports also received such Distinctive “S” (Distintivo “S”).

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

On June 29, 1998, the Ministry of Communications and Transportation granted 13 concessions to operate, maintain and develop the 13 principal airports in Mexico’s Central North region to our subsidiaries.  Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process.  However, the process of selling Series BB shares (currently representing 12.8% of our capital stock) to our strategic shareholder pursuant to the privatization process was conducted through a public bidding process.  Each of our concessions was amended on September 12, 2000, in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.

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

Federal Antitrust Commission

On May 23, 2014, a new Federal Antitrust Law (Ley Federal de Competencia Económica) was enacted.  The law grants broader powers to the Mexican Antitrust Commission, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market.  The law also sets forth important changes in connection with mergers and anti‑competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law.  If the Mexican Antitrust Commission determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product. As of April 22, 2020, the Mexican Antitrust Commission had not made any determination as to whether the services we render are considered an essential facility.

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

On October 16, 2019, the Ministry of Communications and Transportation established AFAC, an independent regulatory agency, that replaced the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil).  AFAC is responsible for establishing, coordinating, overseeing and controlling international and national air transportation, as well as the airports, complementary services and generally all activities related to civil aviation.  Even though AFAC has been formally established, its internal regulations and operation manuals are still pending as of the date of this report.    As such, the Company cannot predict how this new agency will be organized, the scope of its authority, the actions that it will take in the future or the effect of any such actions on its business.

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

The concessions held by our subsidiary concession holders allow the relevant concession holder, during the term of the concession, to:  (i) operate, maintain and develop its airport and carry out any necessary construction in order to render airport, complementary and commercial services as provided under the Mexican Airport Law and its regulations and (ii) use and develop the assets that comprise the airport that is the subject of the concession (consisting of the airport’s real estate and improvements but excluding assets used in connection with fuel supply and storage).  These assets are government‑owned assets, subject to the Mexican National Assets Law.  Upon expiration of a concession, the use of these assets, together with any improvements thereto, automatically revert to the Mexican government.

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

Each concession holder and any third party providing services at an airport is required to carry specified insurance in amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the Ministry of Communications and Transportation.  As of April 22, 2020, the Ministry of Communications and Transportation has not specified the required amounts of insurance.  We may be required to obtain additional insurance once these amounts are specified.  We, together with our subsidiary concession holders, are jointly and severally liable to the Ministry of Communications and Transportation for the performance of all obligations under the concessions held by our subsidiaries.  Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession and in the master development programs, including the obligations arising from third‑party contracts, as well as for any damages to the Mexican government‑owned assets that they use and to third‑party airport users.  In the event of a breach of one concession, the Ministry of Communications and Transportation is entitled to revoke all of the concessions held by our subsidiaries.

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

Third parties rendering airport, complementary or commercial services are required to do so pursuant to a written agreement with the relevant concession holder.  We have entered into agreements with third parties for security and surveillance services, ramp‑handling and baggage‑handling services and checked‑baggage services, among others.   All agreements relating to airport or complementary services are required to be approved by the Ministry of Communications and Transportation.  The Mexican Airport Law provides that the concession holder is jointly liable with these third parties for compliance with the terms of the relevant concession with respect to the services provided by such third parties.  All third‑party service providers of complementary services are required to be corporations incorporated under Mexican law. In addition, we lease spaces to third-party tenants that provide commercial services such as food and beverage, retail and advertising.

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

In July 2020, we will start negotiations with the Ministry of Communications and Transportation on the master development program for the 2021-2025 period, for each of our subsidiary concession holders, which will be effective from January 1, 2021 through December 31, 2025.  We do not expect the COVID-19 pandemic to affect our committed investments under the current master development programs nor the timing of the negotiations of the master development program for the 2021-2025 period.

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

The Rate Regulation establishes a “dual-till” system of price regulation under which a majority of our revenues, such as passenger fees, landing fees, aircraft parking fees and access fees from third parties providing complementary services at our airports, are regulated, while the revenues that we earn from commercial activities in terminals at our airports, such as the leasing of space to retailers, restaurants, car rental companies and banks, are not regulated.  In 2017, 2018 and 2019, approximately 61.0%, 65.0% and 67.5%, respectively, of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates (74.9%, 76.0% and 76.0%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

Current Maximum Rates(1)

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
Acapulco	314.06	311.86	309.67	307.50	305.35
Ciudad Juárez	237.81	236.14	234.48	232.84	231.21
Culiacán	253.22	251.45	249.69	247.94	246.21
Chihuahua	239.50	237.82	236.15	234.50	232.86
Durango	290.77	288.74	286.72	284.71	282.72
Mazatlán	279.33	277.38	275.44	273.51	271.59
Monterrey	232.07	230.45	228.83	227.23	225.64
Reynosa	271.41	269.51	267.62	265.74	263.88
San Luis Potosí	202.55	201.13	199.72	198.33	196.93
Tampico	272.69	270.79	268.90	267.02	265.16
Torreón	287.71	285.69	283.70	281.72	279.75
Zacatecas	304.39	302.25	300.14	298.04	295.96
Zihuatanejo	313.91	311.71	309.54	307.37	305.22

(1)

Expressed in constant pesos as of December 31, 2019, as required by the maximum rate regulation.  The maximum rate for each succeeding year from 2016 onwards is reduced by the efficiency factor of 0.70% per year.

We will submit the new master development program to the Ministry of Communications and Transportation in 2020, which upon approval would be in effect from January 1, 2021 to December 31, 2025.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the Unit of Measurement and Update (“UMA”).  The UMA as of January 1, 2020 was Ps.86.88.  As a result, the maximum penalty at such date could have been Ps.4,344 thousand (U.S.$230,174) per airport.

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

Increases in Maximum Rates Associated with Baggage-Screening Services

On November 23, 2012, the Mexican Bureau of Civil Aviation (currently AFAC) published mandatory circulars CO SA-17.2/10 R1, superseded by circulars CO SA-17.2/10 R3 and CO SA-17.9/16, which required that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines to provide the service to the airlines.  On November 30, 2012, after negotiation with the Mexican Bureau of Civil Aviation (currently AFAC), the maximum rates of our thirteen airports were increased to take into account the maintenance cost incurred due to the operation of baggage‑screening equipment.  The maximum rate increase became effective on January 1, 2013.

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

The Mexican Airport Law provides that sanctions of up to 400,000 times the UMA may be assessed for failures to comply with the terms of a concession.  The UMA as of January 1, 2020 was Ps.86.88.  As a result, the maximum penalty at such date could have been Ps.34,752 thousand (U.S.$1.8 million) per airport.

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
•

the registry of the programs portfolio and investment projects, in terms of the Federal Budget and Fiscal Responsibility Law (Ley Federal de Presupuesto y Responsabilidad Hacendaria), in case public funds are used to finance an airport project, and

•

the assessment of the considerations that the concession holder shall pay to the federal government in terms of applicable law. For purposes of this section, the Ministry of Communications and Transportation shall submit a proposal of said considerations to the Ministry of Finance and Public Credit.

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

On August 11, 2014, the Mexican National Agency of Industrial Safety and Protection of the Environment of the Hydrocarbons Sector (Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos, or “ASEA”) was created. While initially taking a secondary role to the role of the Mexican Ministry of the Environment and Natural Resources, ASEA has recently started to enforce its legal powers. Our airport growth projects related to fuel supply must now be approved by ASEA, which may result in more burdensome proceedings for the approval of special projects related to hydrocarbons. As of the date of this report, there can be no assurance whether ASEA’s rules and regulations will materially affect our business or results of operations.

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

The level of environmental regulation in Mexico has significantly increased in recent years, and the enforcement of environmental laws is becoming substantially more stringent.  We expect this trend to continue and expect additional norms to be imposed by the new trilateral agreement on Environmental Cooperation that will be entered into by Canada, the United States and Mexico in the context of the USMCA (which was formally signed on November 30, 2018 and will enter into force July 1, 2020), as well as by other international treaties on environmental matters.  In 2018, Mexico, the United States and Canada announced a Trilateral Agreement of Environmental Cooperation under the USMCA which, once in force, will replace the North American Agreement on Environmental Cooperation in force since January 1, 1994. We do not expect that compliance with Mexican federal, state or municipal environmental laws currently in effect will have a material adverse effect on our financial condition or results of operations.  However, environmental regulations or the enforcement thereof may change in a manner that could have a material adverse effect on our business, results of operations, prospects and financial condition.

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of April 22, 2020, including our direct and indirect ownership interest in each:

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

The financial information included in this report for the fiscal year ended December 31, 2019 has not been approved by the Company's shareholders at a meeting of such shareholders.  The annual meeting for the Company's shareholders is scheduled to take place on June 19, 2020, in response to the measures the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”)  released on March 26, 2020 to prevent the spread of COVID-19.

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government.  The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers.  For example, approximately 67.5% of our total revenues in 2019 were earned from aeronautical services and approximately 76.0% of the sum of our aeronautical and non‑aeronautical revenues in 2019 were earned from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation and the specific prices that we negotiate with airlines for the provision of aeronautical services.  The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.  In evaluating our aeronautical revenues, we focus principally on workload units, which measure volume, and aeronautical revenues per workload unit, which measures the contribution to aeronautical revenues from each workload unit.

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

During 2019, our business initiatives were focused on maximizing aeronautical revenues and increasing non‑aeronautical revenues through (i) the promotion of route development and the optimization of rates; (ii) improving the commercial offerings and the passenger experience inside our airport terminals; (iii) increasing the operations of our current diversification businesses related to airports, such as the Terminal 2 NH Collection Hotel at the Mexico City airport and the Hilton Garden Inn hotel at the Monterrey airport, our OMA Carga business and the OMA‑VYNMSA industrial park; and (iv) generating new sources of non‑aeronautical revenues through new diversification activities that we expect to increase our revenues in the coming years.

Recent Developments

OMA Starts Expansion Project at the Monterrey International Airport

In November 2019, we started a major expansion project at the Monterrey airport. We expect to invest approximately Ps.4.2 billion between 2019 and 2025, of which Ps.500 million correspond to our current master development program commitment.  The project will be built in two phases. Phase 1 consists of the expansion of the public and check-in areas of Terminal A and the construction of a new wing.  As a result, total terminal space will increase by over 15,000 square meters (161,459 square feet), approximately a 25% increase of then existing terminal space. Certain components of Phase 1 will become operational by the end of 2021, with all of Phase 1 to be completed and operational by late 2022.  Phase 2 consists of the construction of a second new wing, increasing terminal space by an additional 16,000 square meters (172,223 square feet). Phase 2 is expected to be completed by 2024.  After both phases of the expansion, the Monterrey airport will have an annual capacity of 16.5 million passengers (up from 11.6 million passengers currently), positioning itself as one of the busiest connection centers in northern Mexico.

Expansion and Remodeling of San Luis Potosí Airport Terminal Building

In November 2016, we started an expansion and remodeling of the terminal building at the San Luis Potosí airport, which was completed on August 16, 2019.  The project had a total investment of Ps.400 million and included an expansion of 8,600 square meters (92,570 square feet), for a total of 13,482 square meters (145,119 square feet). Passenger capacity grew threefold to serve up to 1.2 million passengers per year.

Expansion and Remodeling of Chihuahua Airport Terminal Building

In December 2016, we started an expansion and remodeling of the terminal building at the Chihuahua airport, which was completed on September 17, 2019. The project had a total investment of Ps.318 million and included 5,743 square meters (61,817 square feet) of new areas and the remodeling of 9,510 square meters (102,365 square feet).

COVID-19 Outbreak

The United States government has put in place travel restrictions in response to the COVID-19 pandemic, and closed the United States border with Mexico, except to essential travel and trade and commerce, on March 20, 2020.

The Mexican government has implemented various measures to control the spread of COVID-19, including extraordinary actions, such as school closures and the suspension of non-essential activities, in the regions most affected. On March 31, 2020, Mexico’s Ministry of Health issued a decree suspending all non-essential activities in the country through April 30, and on April 21, such suspension was extended through May 30, 2020. For purposes of these measures, airports are considered essential and our airports remain operational.

Some of our airline and other clients and tenants have asked for assistance, either through discounts on payments owed to us or by an extension on those payments.  As of the date of this report, we are in commercial discussions with those clients and tenants regarding their contracts.  We expect the COVID-19 pandemic to cause an increase in our reserve for doubtful accounts in 2020.  The effects of the COVID-19 pandemic on our operations are still uncertain, however, we expect a significant reduction in passenger traffic in our airports as a result of the actions taken by the Mexican, United States and other governments and from the broader reduction in demand for air travel caused by the COVID-19 pandemic.  Our total passenger traffic decreased 4.9% in the first quarter of 2020 compared to the first quarter of 2019, and 92.1% between April 1, 2020 and April 22, 2020 as compared to the same period in 2019.  We expect passenger traffic to increase as travel restrictions are lifted and stay-at-home ordinances are repealed, but, as the date of this report, we cannot quantify the material adverse effect COVID-19 will have on our results of operations or financial performance for fiscal year 2020.

2020 Annual Shareholder Meeting

The annual meeting for the Company's shareholders has been scheduled to June 19, 2020, pursuant to CNBV measures released on March 26, 2020 to prevent the spread of COVID-19.

Operating Results

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps.18.8727 per U.S.$1.00, the exchange rate as reported by the Mexican Central Bank on December 31, 2019.

Passenger and Cargo Volumes

In 2019, approximately 88.1% of the terminal passengers using our airports were domestic.  Domestic traffic increased by 7.4% and international traffic increased by 7.9% as compared to 2018.  In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States.  Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.

Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2017, 2018 and 2019, our 13 airports handled approximately 98,634, 100,914 and 97,620 metric tons of cargo, respectively.  The decrease in 2019 was due to a 3.3% decrease in cargo transportation at the Monterrey airport and a 9.9% decrease in cargo transportation at the San Luis Potosí airport.  Increases in our cargo volume are beneficial to us for purposes of the maximum‑rate calculations, as cargo increases the number of our workload units.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
Domestic terminal passengers(1)	17,219.95	19,016.38	20,416.76
International terminal passengers(1)	2,442.06	2,550.02	2,751.30
Total terminal passengers(1)	19,662.01	21,566.40	23,168.06
Cargo units(1)	986.34	1,009.14	976.20
Total workload units(1)	20,648.35	22,575.54	24,144.26
Change in total terminal passengers(2)	4.8%	9.7%	7.4%
Change in workload units(2)	4.9%	9.3%	6.9%

Aeronautical revenues(3)	4,347,031	5,140,052	5,752,662
Change in aeronautical revenues(2)	12.2%	18.2%	11.9%
Aeronautical revenues per workload unit	210.5	227.7	238.3
Change in aeronautical revenues per workload unit(1)(2)	7.0%	8.2%	4.6%

Non-aeronautical revenues(3)	1,456,338	1,625,497	1,819,605
Change in non-aeronautical revenues(2)	9.3%	11.6%	11.9%
Non-aeronautical revenues per terminal passenger(4)	74.1	75.4	78.5
Change in non-aeronautical revenues per terminal passenger(2)	4.3%	1.8%	4.2%
Non-aeronautical revenues per terminal passenger, excluding hotel services(4)(5)	56.7	59.3	63.1
Change in non-aeronautical revenues per terminal passenger, excluding hotel services(2)(5)	4.2%	4.6%	6.4%

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

In 2019, we served 23.2 million terminal passengers, of which 20.4 million were domestic and 2.8 million were international. The increase in passengers in 2019 was principally due to an increase in the number of routes at several of our airports.

Classification of Revenues

We classify our revenues into three categories: revenues from aeronautical services, revenues from non‑aeronautical services and revenues from construction services.  Historically, a substantial majority of our total revenues have been derived from aeronautical services.  For example, in 2019, 67.5% of our total revenues were derived from aeronautical services, and the remainder of our revenues was derived from non‑aeronautical services and construction services.  Aeronautical services represented 76.0% of the sum of our aeronautical and non‑aeronautical revenues.

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

Our revenues from non‑aeronautical services are not subject to price regulation under our maximum rates and generally include revenues earned from:  (i) commercial activities, such as car parking (which may be subject to certain municipal regulations, but not to our maximum rates), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as advertising, retail operators, food and beverage providers, car rental companies, time‑share sales and promotions service providers, duty‑free operators and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers; (ii) diversification activities, which include revenues earned by the operation of the Terminal 2 NH Collection Hotel of Mexico City International Airport, OMA Carga operations (air cargo logistics services), the Hilton Garden Inn hotel at the Monterrey airport and real estate services; and (iii) complementary activities, which principally include our checked baggage‑screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations, as well as fees for access to federal zones.

We recognize revenues from construction services derived from the improvements made to airports that are included in our master development programs.  Construction service revenues related to the airport concession are determined based on negotiations between us and the Ministry of Communication and Transportation (recognized according to the percentage‑of‑completion method), as we construct or improve the airports based on the master development programs.  In 2019, revenues from improvements to concessioned assets accounted for 11.2% of our total revenues.

For a detailed description of the components of our aeronautical and non‑aeronautical revenue categories, see “Item 4. Information on the Company—Business Overview—Our Sources of Revenues.”

Fluctuations in the Peso

From December 31, 2016 to December 31, 2017, the peso appreciated by approximately 4.7%, from Ps.20.62 per U.S.$1.00 on December 31, 2016, to Ps.19.64 per U.S.$1.00 on December 31, 2017. From December 31, 2017 to December 31, 2018, the peso remained the same at Ps.19.64 per U.S.$1.00. From December 31, 2018 to December 31, 2019, the peso appreciated by approximately 3.9%, from Ps.19.64 per U.S.$1.00 on December 31, 2018, to Ps.18.86 per U.S.$1.00 on December 31, 2019. In the first months of 2020, the peso depreciated, reaching Ps.24.59 per U.S.$1.00 on April 22, 2020.

International passengers and international flights pay tariffs denominated in U.S. dollars. However, these tariffs are generally collected in Mexican pesos 30 to 60 days following the date of each flight, and our maximum rates are set in Mexican pesos. Therefore, a significant depreciation of the Mexican peso as compared to the dollar during this 30 to 60-day period could result in us exceeding our maximum rates, which would be a violation of our concession. We attempt to set our U.S. dollar-denominated tariffs so as to avoid exceeding our maximum rates, and so far, fluctuations in the peso have not caused us to exceed our maximum rates or required us to issue rebates to avoid exceeding our maximum rates.

In addition, we have financial liabilities denominated in U.S. dollars, and a significant depreciation in the Mexican peso could result in higher debt balances when converted to Mexican pesos, thus resulting in foreign exchange losses.  We may also, from time to time, maintain cash balances denominated in U.S. dollars, in which cases a depreciation of the Mexican peso against the U.S. dollar could result in a foreign exchange gain. As of December 31, 2019, Ps.1,489 million of our cash balance was denominated in U.S. dollars.

As of December 31, 2019, international passenger charges amounted to Ps.1,207,989 thousand, and as of December 31, 2019, we had U.S.$4.3 million of liabilities denominated in U.S. dollars.

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

The following table sets forth our revenues from aeronautical services for the periods indicated:

	For the Year Ended December 31,
	2017		2018		2019
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Aeronautical revenues:
Domestic passenger charges	2,801,751	64.5%	3,382,198	65.8%	3,776,401	65.6%
International passenger charges	921,539	21.2%	1,061,793	20.7%	1,207,989	21.0%
Landing charges	178,638	4.1%	205,787	4.0%	229,919	4.0%
Platform for embarking and disembarking	119,123	2.8%	136,852	2.7%	150,055	2.6%
Aircraft parking charges on extended stay or overnight	31,923	0.7%	36,402	0.7%	35,910	0.6%
Domestic and international passenger and carry-on baggage check	48,762	1.1%	54,570	1.1%	62,970	1.1%
Aerocars and jetways	44,234	1.0%	47,956	0.9%	48,074	0.8%
Other airport services, leases and regulated access(1)	201,061	4.6%	214,494	4.1%	241,342	4.2%
Total aeronautical revenues	4,347,031	100%	5,140,052	100%	5,752,662	100%

(1)	Includes regulated access fees, leasing of space to airlines for their operations and leasing of space in the airside to cargo handling agents and shippers.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and the leasing of space to airlines, every six months (or earlier upon a cumulative increase of 5% in the Mexican Producer Price Index (excluding fuel)), as long as the total aeronautical revenues per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  See “Item 4. Information on the Company—Regulatory Framework—Price Regulation” for a description of our maximum rates and the rate-setting procedures for future periods. We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers.  Historically, our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers.  In 2019, passenger charges represented 86.6% of our aeronautical services revenues.  In 2019, aeronautical services represented 67.5% of our total revenues and 76.0% of the sum of our aeronautical and non‑aeronautical revenues.

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

In 2019, our aeronautical revenues represented approximately 99.0% of the amount we were entitled to earn under the maximum rates applicable to all of our airports.  To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenues, this percentage could decrease.  We may not be able to collect substantially all of the revenues we are entitled to earn from services subject to price regulation in the future.

Non-Aeronautical Revenues

Non‑aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services.  Non-aeronautical revenues per terminal passenger are calculated by dividing total nonaeronautical revenues by the number of terminal passengers during the same period. The contribution to our total revenues from non‑aeronautical services was 21.3% in 2019.  Our non‑aeronautical revenues per terminal passenger increased from Ps.75.4 in 2018 to Ps.78.5 in 2019 due primarily to an increase in and improvement of diversification and commercial activities in all of our airports, especially our revenues from car parking, car rental, OMA Carga, baggage screening services, retail food and beverage and VIP lounges. Our non‑aeronautical revenues in 2019 represented 24.0% of the sum of our aeronautical and non‑aeronautical revenues, and our revenues from commercial activities per terminal passenger increased from Ps.36.8 in 2018 to Ps.39.5 in 2019, due primarily to an increase and improvement of commercial activities in all of our airports, especially our revenues from car parking, food and beverage operations, VIP lounges, retail and car rentals.

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

The following table sets forth our revenues from non-aeronautical activities for the periods indicated:

	For the Year Ended December 31,
	2017		2018		2019
	Amount	%	Amount	%	Amount	%
	(in thousands of pesos, except percentages)
Non-aeronautical revenues:
Commercial activities:
Car parking charges	200,948	13.8%	244,461	15.0%	279,463	15.4%
Advertising	106,045	7.3%	68,475	4.2%	76,200	4.2%
Retail operations(1)	106,908	7.3%	114,418	7.0%	124,554	6.8%
Food and beverage	101,577	7.0%	120,828	7.4%	144,374	7.9%
Car rental operators	92,770	6.4%	131,478	8.1%	149,454	8.2%
Time share developers	13,193	0.9%	14,115	0.9%	16,663	0.9%
Financial services	7,418	0.5%	9,255	0.6%	10,367	0.6%
Communication and services	13,604	0.9%	15,551	1.0%	16,006	0.9%
Services to passenger	2,662	0.2%	2,746	0.2%	4,127	0.2%
VIP lounges	20,453	1.4%	36,649	2.3%	51,176	2.8%
Other commercial revenues(3)	31,420	2.2%	36,607	2.3%	43,542	2.4%
Total commercial activities	696,998	47.9%	794,583	49.0%	915,927	50.3%
Diversification activities:
Hotel services	340,279	23.4%	344,307	21.2%	357,032	19.6%
OMA Carga	152,963	10.5%	177,396	10.9%	194,936	10.7%
Real estate services	12,328	0.8%	16,352	1.0%	18,181	1.0%
Industrial services	14,647	1.0%	26,340	1.6%	39,451	2.2%
Other diversification revenues(3)	4,405	0.3%	4,061	0.2%	4,966	0.3%
Total diversification activities	524,622	36.0%	568,456	34.9%	614,565	33.8%
Complementary Activities:
Leasing of space(2)	73,575	5.1%	74,887	4.6%	83,477	4.6%
Access rights	16,538	1.1%	18,023	1.1%	19,709	1.1%
Documented baggage inspection	132,262	9.1%	153,192	9.4%	175,006	9.6%
Other complementary revenues(4)	12,343	0.8%	16,356	1.0%	10,922	0.6%
Total complementary activities	234,718	16.1%	262,458	16.1%	289,113	15.9%
Total revenues from non-aeronautical services	1,456,338	100.0%	1,625,497	100.0%	1,819,605	100.0%

(1)	Includes revenues from duty-free operations.

(2)	Includes the leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).

(3)	Other revenues consist mainly of recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports.

(4)	Other complementary revenues consist of the recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports, among others.

The majority of our non‑aeronautical revenues are derived from commercial activities, which represented 50.3% of our non‑aeronautical revenues in 2019.  Commercial activities include car parking charges (which may be subject to government regulation, but not to our maximum rates), rental and royalty payments from third parties operating retail stores and providing commercial services at our airports, such as advertising, food and beverage providers, car rentals, time‑share sales and promotions services, duty‑free stores and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers.

On an individual basis, our most important source of non‑aeronautical revenues is hotel services provided by both Terminal 2 NH Collection Hotel at the Mexico City International Airport and the Hilton Garden Inn Hotel at the Monterrey airport, which represented 19.6% of our non‑aeronautical revenues in 2019 and are part of our diversification activities.  Other than hotel services, diversification activities include OMA Carga operations (air and ground cargo logistics services) and real estate services.

Complementary activities represented 15.9% of our non‑aeronautical revenues in 2019.  These activities primarily include baggage‑screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations; as well as fees for access to federal zones.

Operating Costs

Our operating costs have been, and we believe that they will continue to be, funded entirely from our results of operations.  The following table sets forth our operating costs and certain other related information for the periods indicated:

	For the Year Ended December 31,
	2017		2018		2019
	Amount	% Change	Amount	% Change	Amount	% Change
	(in thousands of pesos, except percentages)
Operating Costs:
Cost of services:
Wages and salaries	219,890	7.8%	231,753	5.4%	242,237	4.5%
Maintenance	184,246	16.8%	152,583	(17.2)%	177,191	16.1%
Security and insurance	176,197	5.1%	170,549	(3.2)%	161,351	(5.4)%
Utilities (electricity, cleaning and water)	189,238	19.1%	210,158	11.1%	177,250	(15.7)%
Building lease	45,181	10.1%	44,359	(1.8)%	15,683	(64.6)%
Allowance for doubtful accounts	(10,561)	N/A	(5,960)	(43.6)%	(241)	(96)%
Cost of hotel service	65,034	11.0%	65,853	1.3%	85,706	30.1%
Employee statutory profit sharing	1,568	(26.1)%	1,099	(29.9)%	236	(78.5)%
Equipment lease, fees and other	110,272	0.8%	107,502	(2.5)%	94,794	(11.8)%
Total cost of services	981,065	9.0%	977,896	(0.3)%	954,207	(2.4)%
Major maintenance provision	291,038	10.7%	248,636	(14.6)%	292,324	17.6%
Cost of construction	1,326,458	284.7%	1,141,505	(13.9)%	954,834	(16.4)%
Administrative expenses	587,917	(8.5)%	563,151	(4.2)%	542,664	(3.6)%
Right to use airport facilities	271,331	11.1%	319,180	17.6%	363,561	13.9%
Technical assistance fees	135,074	14.5%	172,610	27.8%	150,108	(13.0)%
Depreciation and amortization(1)	299,205	8.2%	351,745	17.6%	415,252	18.1%
Other income, net	(1,380)	(93.8)%	(205)	(85.1)%	(1,155)	463.4%
Total operating costs	3,890,708	40.6%	3,774,518	(3.0)%	3,671,795	(2.7)%

(1)	Depreciation reflects depreciation of fixed assets, and amortization reflects amortization of our concessions and rights to use airport facilities.

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

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions.  In 2019, our depreciation and amortization expenses increased by 18.1%, as compared to 2018, primarily due to an increase in the investment to improve our concessions’ assets during 2019.

The value of our concessions was determined in June 2000, when SETA won the bid to acquire Series BB shares currently representing 12.8% of our capital stock, based on the value assigned by the independent company INGENIAL.  In addition, we depreciate the value of certain fixed assets that we acquire or build at our airports pursuant to the investment requirements under our master development programs. For further information regarding depreciation and amortization expenses, refer to Notes 9 and 10 to our audited consolidated financial statements.

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

Capital Expenditures

In 2019, capital expenditures were Ps.1,048,926 thousand.  We funded our capital expenditures through cash flows from operations, and we believe that we will continue to fund them through cash flow from operations, as well as new debt, in the future.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Taxation

The recognition of a deferred tax asset from previous years represented Ps.42,355 thousand for the year ended December 31, 2019.  As a result, in 2019, we had an effective tax rate of 29.8%.

The statutory Mexican corporate income tax rate in 2019, 2018 and 2017 was 30.0%.

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

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso devalued or appreciated against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate and the percentage that Mexican GDP changed as compared to the previous period:

	For the Year Ended December 31,
	2018	2019
Depreciation of the Mexican peso as computed to the U.S. dollar(1)	—%	(3.9)%
Mexican inflation rate(2)	4.8%	2.8%
U.S. inflation rate(3)	1.9%	2.1%
Increase in Mexican GDP(4)	2.0%	(0.1)%

(1)    Based on changes in the noon buying rate for Mexican pesos, as published by the U.S. Federal Reserve at the end of each period, which were as follows:  Ps.19.64 per U.S.$1.00 as of December 31, 2018 and Ps.18.86 per U.S.$1.00 as of December 31, 2019.

(2)    Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican Central Bank.  The year‑end Mexican Consumer Price Index was 103.0200 in 2018 and 105.9340 in 2019.

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

Exchange gains and losses.  Our consolidated statement of comprehensive income reflects gains and losses from foreign exchange transactions and could be impacted by exchange rates (to the extent of our foreign currency transactions). A portion of our indebtedness is denominated in U.S. dollars. Given that a substantial portion of our revenues are collected or converted into Mexican pesos, a depreciation in the peso as against the dollar would result in us having to spend more pesos for payment of dollar-denominated indebtedness, whereas an appreciation of the peso would result in us spending fewer pesos for dollar-denominated indebtedness payments. In addition, our cash balance may be, from time to time, denominated in U.S. dollars, in which case a depreciation of the Mexican peso against the U.S. dollar could result in a foreign exchange gain.

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

	For the Year Ended December 31,
	2017	2018	2019
	(in thousands of pesos, except percentages)
Metropolitan Destination
Monterrey:
Revenues:
Aeronautical services	2,046,097	2,447,993	2,641,052
Non-aeronautical services	547,586	649,393	726,684
Construction services	367,214	232,698	323,035
Total revenues	2,960,897	3,330,084	3,690,771
Operating costs:
Costs and administrative expenses	365,806	383,309	392,344
Major maintenance provision	72,284	56,985	63,673
Construction costs	367,214	232,698	323,035
Depreciation and amortization	84,142	103,454	111,020
Solidarity fee	1,552,711	1,738,583	2,327,084
Total operating costs	2,442,157	2,515,029	3,217,156
Income from operations	518,740	815,055	473,615
Operating margin(1)	17.5%	24.5%	12.8%

	For the Year Ended December 31,
	2017	2018	2019
	(in thousands of pesos, except percentages)
Tourist Destinations
Acapulco:
Revenues:
Aeronautical services	158,448	182,663	227,954
Non-aeronautical services	34,089	34,279	40,242
Construction services	372,253	279,099	63,102
Total revenues	564,790	496,041	331,298
Operating costs:
Costs and administrative expenses	60,628	59,847	61,603
Major maintenance provision	8,476	9,211	9,374
Construction costs	372,253	279,099	63,102
Depreciation and amortization	20,105	33,125	43,286
Solidarity fee	64,795	71,299	100,121
Total operating costs	526,257	452,581	277,486
Income from operations	38,533	43,460	53,812
Operating margin(1)	6.8%	8.8%	16.2%

Mazatlán:
Revenues:
Aeronautical services	249,479	276,126	321,313
Non-aeronautical services	47,819	46,754	52,857
Construction services	30,204	31,308	34,572
Total revenues	327,502	354,188	408,742
Operating costs:
Costs and administrative expenses	61,073	64,062	61,828
Major maintenance provision	16,913	16,297	16,796
Construction costs	30,204	31,308	34,572
Depreciation and amortization	15,814	16,594	17,514
Solidarity fee	144,031	144,273	225,406
Total operating costs	268,035	272,534	356,116
Income from operations	59,467	81,654	52,626
Operating margin(1)	18.2%	23.1%	12.9%

Zihuatanejo:
Revenues:
Aeronautical services	167,550	167,578	191,512
Non-aeronautical services	27,334	22,934	25,596
Construction services	28,039	13,534	22,876
Total revenues	222,923	204,046	239,984
Operating costs:
Costs and administrative expenses	42,645	43,740	38,918
Major maintenance provision	20,566	17,228	32,792
Construction costs	28,039	13,534	22,876
Depreciation and amortization	17,347	18,266	18,660
Solidarity fee	75,351	67,683	83,124
Total operating costs	183,948	160,451	196,370
Income from operations	38,975	43,595	43,614
Operating margin(1)	17.5%	21.4%	18.2%

	For the Year Ended December 31,
	2017	2018	2019
	(in thousands of pesos, except percentages)
Regional Destinations
Chihuahua:
Revenues:
Aeronautical services	308,746	364,755	411,392
Non-aeronautical services	52,742	56,128	67,022
Construction services	122,412	141,546	124,701
Total revenues	483,900	562,429	603,115
Operating costs:
Costs and administrative expenses	58,522	60,372	68,233
Major maintenance provision	18,446	20,392	34,802
Construction costs	122,412	141,546	124,701
Depreciation and amortization	12,683	13,462	17,974
Solidarity fee	199,542	222,676	290,026
Total operating costs	411,605	458,448	535,736
Income from operations	72,295	103,981	67,379
Operating margin(1)	14.9%	18.5%	11.2%

Culiacán:
Revenues:
Aeronautical services	409,399	539,540	617,978
Non-aeronautical services	53,296	57,313	66,287
Construction services	43,362	33,888	68,961
Total revenues	506,057	630,741	753,226
Operating costs:
Costs and administrative expenses	71,442	76,788	80,460
Major maintenance provision	10,368	10,514	8,884
Construction costs	43,362	33,888	68,961
Depreciation and amortization	16,147	17,408	18,658
Solidarity fee	272,181	346,376	479,985
Total operating costs	413,500	484,974	656,948
Income from operations	92,557	145,767	96,278
Operating margin(1)	18.3%	23.1%	12.8%

Durango:
Revenues:
Aeronautical services	100,884	112,310	150,130
Non-aeronautical services	11,061	10,822	13,433
Construction services	19,974	13,788	36,677
Total revenues	131,919	136,920	200,240
Operating costs:
Costs and administrative expenses	26,242	24,949	27,964
Major maintenance provision	18,130	13,951	14,506
Construction costs	19,974	13,788	36,677
Depreciation and amortization	6,140	6,558	7,537
Solidarity fee	39,045	48,335	90,542
Total operating costs	109,531	107,581	177,226
Income from operations	22,388	29,339	23,014
Operating margin(1)	17.0%	21.4%	11.5%

	For the Year Ended December 31,
	2017	2018	2019
	(in thousands of pesos, except percentages)
San Luis Potosí:
Revenues:
Aeronautical services	149,823	167,030	174,340
Non-aeronautical services	24,603	30,275	35,631
Construction services	108,756	231,726	110,743
Total revenues	283,182	429,031	320,714
Operating costs:
Costs and administrative expenses	28,283	30,189	35,460
Major maintenance provision	29,556	30,698	26,093
Construction costs	108,757	231,726	110,743
Depreciation and amortization	7,934	8,711	12,857
Solidarity fee	79,575	88,041	107,623
Total operating costs	254,105	389,365	292,776
Income from operations	29,077	39,666	27,938
Operating margin(1)	10.3%	9.2%	8.7%

Tampico:
Revenues:
Aeronautical services	171,550	190,502	197,161
Non-aeronautical services	25,859	26,891	28,056
Construction services	46,742	26,169	61,823
Total revenues	244,151	243,562	287,040
Operating costs:
Costs and administrative expenses	40,495	46,136	43,969
Major maintenance provision	14,583	8,327	11,593
Construction costs	46,742	26,169	61,823
Depreciation and amortization	7,697	8,605	9,218
Solidarity fee	95,152	106,706	128,629
Total operating costs	204,669	195,943	255,232
Income from operations	39,482	47,619	31,808
Operating margin(1)	16.2%	19.6%	11.1%

Torreón:
Revenues:
Aeronautical services	156,158	184,396	201,446
Non-aeronautical services	22,478	22,655	23,683
Construction services	20,017	19,991	18,343
Total revenues	198,653	227,042	243,472
Operating costs:
Costs and administrative expenses	33,931	36,732	34,781
Major maintenance provision	19,361	11,198	17,457
Construction costs	20,017	19,991	18,343
Depreciation and amortization	8,726	9,426	9,883
Solidarity fee	80,878	100,811	131,350
Total operating costs	162,913	178,158	211,814
Income from operations	35,740	48,884	31,658
Operating margin(1)	18.0%	21.5%	13.0%

Zacatecas:
Revenues:
Aeronautical services	95,153	105,626	141,500
Non-aeronautical services	12,172	11,935	13,945
Construction services	19,174	9,656	6,843
Total revenues	126,499	127,217	162,288
Operating costs:
Costs and administrative expenses	29,231	25,056	27,746
Major maintenance provision	19,843	10,230	12,129
Construction costs	19,174	9,656	6,843
Depreciation and amortization	6,815	7,460	7,813
Solidarity fee	32,082	47,148	76,622
Total operating costs	107,145	99,550	131,153
Income from operations	19,354	27,667	31,135
Operating margin(1)	15.3%	21.7%	19.2%

	For the Year Ended December 31,
	2017	2018	2019
	(in thousands of pesos, except percentages)
Border Destinations
Ciudad Juárez:
Revenues:
Aeronautical services	244,891	310,892	380,271
Non-aeronautical services	40,676	45,287	55,999
Construction services	31,917	9,096	17,650
Total revenues	317,484	365,275	453,920
Operating costs:
Costs and administrative expenses	48,449	49,809	60,977
Major maintenance provision	31,042	30,915	31,050
Construction costs	31,917	9,096	17,650
Depreciation and amortization	11,104	11,631	11,799
Solidarity fee	137,857	174,273	271,070
Total operating costs	260,369	275,724	392,546
Income from operations	57,115	89,551	61,374
Operating margin(1)	18.0%	24.5%	13.5%

Reynosa:
Revenues:
Aeronautical services	104,311	106,867	113,515
Non-aeronautical services	15,094	14,810	18,240
Construction services	127,353	144,830	112,031
Total revenues	246,758	266,507	243,786
Operating costs:
Costs and administrative expenses	29,074	24,833	28,119
Major maintenance provision	11,471	12,690	13,177
Construction costs	127,353	144,830	112,031
Depreciation and amortization	6,616	7,909	8,189
Solidarity fee	48,363	46,141	55,895
Total operating costs	222,877	236,403	217,411
Income from operations	23,881	30,104	26,375
Operating margin(1)	9.7%	11.3%	10.8%

(1)	We determine operating margin per airport by dividing income from operations at each airport by total revenues for that airport.

	For the Year Ended December 31,
	2017	2018	2019
	(in thousands of pesos, except percentages)
Hotels
Terminal 2 NH Collection Hotel:
Revenues:
Non-aeronautical services	250,777	246,065	255,393
Equity method (1)	(207)	476	220
Total revenues	250,570	246,541	255,613
Operating costs:
Costs and administrative expenses	153,974	156,322	138,742
Depreciation and amortization	20,799	22,969	39,546
Total operating costs	174,773	179,291	178,288
Income from operations	75,797	67,250	77,325
Operating margin	30.2%	27.3%	30.3%

Hilton Garden Inn Hotel:
Revenues:
Non-aeronautical services	90,875	100,051	103,474
Equity method (1)	231	203	(188)
Total revenues	91,106	100,254	103,286
Operating costs:
Costs and administrative expenses	55,315	60,440	59,559
Depreciation and amortization	10,111	10,840	11,382
Total operating costs	65,426	71,280	70,941
(Loss) income from operations	25,680	28,974	32,345
Operating margin	28.2%	28.9%	31.3%

	For the Year Ended December 31,
	2017	2018	2019
	(in thousands of pesos, except percentages)
Industrial Park
OMA-Vynmsa Aero Industrial Park:
Revenues:
Non-aeronautical services	12,914	28,190	41,981
Total revenues	12,914	28,190	41,981
Operating costs:
Costs and administrative expenses	5,481	5,654	6,811
Depreciation and amortization	9,200	14,260	19,548
Total operating costs	14,681	19,914	26,359
(Loss) income from operations	(1,767)	8,276	15,622
Operating margin	(13.7)%	29.4%	37.2%

(1)	Equity method revenue is eliminated in full on consolidation.

Summary Historical Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated:

	Year Ended December 31,
	2017	2018		2019
	Amount	Amount	% Change	Amount	% Change
	(in thousands of pesos, except percentages)
Revenues:
Aeronautical services	4,347,031	5,140,052	18.2%	5,752,662	11.9%
Non-aeronautical services	1,456,338	1,625,497	11.6%	1,819,605	11.9%
Construction services	1,326,458	1,141,505	(13.9)%	954,834	(16.4)%
Total revenues	7,129,827	7,907,054	10.9%	8,527,101	7.8%
Operating costs and expenses:
Cost of services	981,065	977,896	(0.3)%	954,207	(2.4)%
Major maintenance provision	291,038	248,636	(14.6)%	292,324	17.6%
Construction costs	1,326,458	1,141,505	(13.9)%	954,834	(16.4)%
Administrative expenses	587,917	563,151	(4.2)%	542,664	(3.6)%
Concession taxes	271,331	319,180	17.6%	363,561	13.9%
Technical assistance fees	135,074	172,610	27.8%	150,108	(13.0)%
Depreciation and amortization	299,205	351,745	17.6%	415,252	18.1%
Other income	(1,380)	(205)	(85.1)%	(1,155)	463.4%
Total operating costs and expenses	3,890,708	3,774,518	(3.0)%	3,671,795	(2.7)%
Income from operations	3,239,119	4,132,536	27.6%	4,855,306	17.5%
Interest expense, net	(225,532)	(131,466)	(41.7)%	(204,772)	55.8%
Exchange loss, net	(63,072)	(15,488)	(75.4)%	(50,878)	228.5%
Income before income taxes	2,950,515	3,985,582	35.1%	4,599,656	15.4%
Income taxes	813,073	1,121,403	37.9%	1,372,222	22.4%
Consolidated net income	2,137,442	2,864,179	34.0%	3,227,434	12.7%

Other operating data:
Operating margin(1)	45.4%	52.3%	N/A	56.9%	N/A
Net margin(2)	30.0%	36.2%	N/A	37.8%	N/A

(1)	Income from operations divided by total revenues, expressed as a percentage.

(2)	Consolidated net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year Ended December 31, 2019, Compared to the Year Ended December 31, 2018.

Consolidated Revenues

Total revenues for 2019 were Ps.8,527,101 thousand, 7.8% higher than the Ps.7,907,054 thousand recorded in 2018, primarily as a result of an increase in both aeronautical and non‑aeronautical revenues.  The sum of aeronautical and non‑aeronautical revenues in 2019 increased by 11.9% as compared to 2018.

Aeronautical revenues increased by 11.9% to Ps.5,752,662 thousand in 2019, as compared to Ps.5,140,052 thousand in 2018 due primarily to an increase in passenger charges from Ps.4,443,991 thousand in 2018 to Ps.4,984,390 thousand in 2019, attributable to a 7.4% increase in passenger traffic.  Aeronautical revenues per workload unit in 2019 were Ps.238.3 compared to Ps.227.7 in 2018, an increase of 4.6%.

Non‑aeronautical revenues increased by 11.9% from Ps.1,625,497 thousand in 2018 to Ps.1,819,605 thousand in 2019, due primarily to the diversification and the expansion and development of our commercial activities.  Non‑aeronautical revenues per terminal passenger increased by 4.2%, from Ps.75.4 in 2018 to Ps.78.5 in 2019, due primarily to the development and implementation of the commercial and diversification initiatives mentioned under “Item 4. Information on the Company–Business Overview–Our Sources of Revenues.”

Revenues from construction services in 2019 were Ps.954,834 thousand, a decrease of 16.4% from Ps.1,141,505 thousand recognized in 2018, primarily as a result of the progress in the improvements of concession assets, principally in the Monterrey, Chihuahua, Reynosa and San Luis Potosí airports.

Our revenues are highly dependent on the volume of passenger traffic. The effects of the COVID-19 pandemic on our operations are still uncertain, and we expect a significant reduction in passenger traffic as a result of the actions taken by the Mexican, U.S. and other governments and from the broader reduction in demand for air travel caused by the COVID-19 pandemic.  For more information, see “Risk Factors—Risks Related to Our Operations—Large scale international events, including acts of terrorism, wars or global epidemics, could have a negative impact on international air travel and our revenues.”

Revenues by Segment

On an airport-by-airport basis, the principal contributors to total revenues in 2019 were the Monterrey airport (Ps.3,690,771 thousand), the Culiacán airport (Ps.753,226 thousand), the Chihuahua airport (Ps.603,115 thousand), the Ciudad Juárez airport (Ps.453,920 thousand), the Mazatlán airport (Ps.408,742 thousand), the Acapulco airport (Ps.331,298 thousand), and the San Luis Potosí airport (Ps.320,714 thousand). Based on contribution to aeronautical and non-aeronautical revenues in 2019, the main contributors were the Monterrey airport (Ps.3,367,736 thousand), the Culiacán airport (Ps.684,265 thousand), the Chihuahua airport (Ps.478,414 thousand), the Ciudad Juárez airport (Ps.436,270 thousand), the Mazatlán airport (Ps.374,170 thousand), the Acapulco airport (Ps.268,196 thousand), and the Tampico airport (Ps.225,217 thousand). Historically, Monterrey, Culiacán and Chihuahua have been our three principal contributors to aeronautical and non-aeronautical revenues, and we expect this trend to continue in the future.

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 7.9% from Ps.2,447,993 thousand in 2018 to Ps.2,641,052 thousand in 2019, due primarily to a 8.1% increase in passenger charges, as a result of a 4.1% increase in passenger traffic.  Non-aeronautical revenues increased by 11.9% from Ps.649,393 thousand in 2018 to Ps.726,684 thousand in 2019, due primarily to an 11.5% increase in car parking, 13.3% increase in food and beverage, 9.9% increase in OMA Carga, and a 35.2% increase in VIP lounges.  The sum of aeronautical and non‑aeronautical revenues increased by 8.7% from Ps.3,097,386 thousand in 2018 to Ps.3,367,736 thousand in 2019.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 5.0% from Ps.274.2 in 2018 to Ps.287.9 in 2019, principally due to the increase in aeronautical revenues.

Tourist Destinations

At the Acapulco airport, aeronautical revenues increased by 24.8% from Ps.182,663 thousand in 2018 to Ps.227,954 thousand in 2019, due primarily to a 26.4% increase in passenger charges, as a result of a 18.4% increase in passenger traffic.  Non‑aeronautical revenues increased by 17.4% from Ps.34,279 thousand in 2018 to Ps.40,242 thousand in 2019, due primarily to a 26.8% increase in retail operations and a 38.8% increase in food and beverage.  The sum of aeronautical and non‑aeronautical revenues increased by 23.6% from Ps.216,942 thousand in 2018 to Ps.268,196 thousand in 2019.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 4.4% from Ps.292.3 in 2018 to Ps.305.3 in 2019, principally due to an increase in aeronautical revenues.

At the Mazatlán airport, aeronautical revenues increased by 16.4% from Ps.276,126 thousand in 2018 to Ps.321,313 thousand in 2019, due primarily to a 17.3% increase in passenger charges, as a result of a 11.8% increase in passenger traffic.  Non‑aeronautical revenues increased/ by 13.1% from Ps.46,754 thousand in 2018 to Ps.52,857 thousand in 2019, due primarily to a 36.4% increase in food and beverage, and a 12.9% increase in retail operations.  The sum of aeronautical and non‑aeronautical revenues increased by 15.9% from Ps.322,880 thousand in 2018 to Ps.374,170 thousand in 2019.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 3.5% from Ps.305.7 in 2018 to Ps.316.4 in 2019, due primarily to the increase in aeronautical revenues.

At the Zihuatanejo airport, aeronautical revenues increased from Ps.167,578 thousand in 2018 to Ps.191,512 thousand in 2019, due primarily to a 15.4% increase in passenger charges, as a result of a 10.4% increase in passenger traffic.  Non‑aeronautical revenues increased by 11.6% from Ps.22,934 thousand in 2018 to Ps.25,596 thousand in 2019, due primarily to a 20.2% increase in car rentals.  The sum of aeronautical and non‑aeronautical revenues increased by 14.0% from Ps.190,512 thousand in 2018 to Ps.217,108 thousand in 2019.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 3.2% from Ps.335.1 in 2018 to Ps.346.0 in 2019.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 12.8% from Ps.364,755 thousand in 2018 to Ps.411,392 thousand in 2019, due primarily to a 12.4% increase in passenger charges, as a result of a 9.2% increase in passenger traffic.  Non‑aeronautical revenues increased by 19.4% from Ps.56,128 thousand in 2018 to Ps.67,022 thousand in 2019, due primarily to a 26.8% increase in car parking and a 44.6% increase in food and beverage.  The sum of aeronautical and non‑aeronautical revenues increased by 13.7% from Ps.420,883 thousand in 2018 to Ps.478,414 thousand in 2019.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 4.4% from Ps.259.5 in 2018 to Ps.271.0 in 2019, due primarily to the increase in aeronautical and non-aeronautical revenues.

At the Culiacán airport, aeronautical revenues increased by 14.5% from Ps.539,540 thousand in 2018 to Ps.617,978 thousand in 2019, due primarily to a 14.8% increase in passenger charges, as a result of a 8.3% increase in passenger traffic. Non-aeronautical revenues increased by 15.7% from Ps.57,313 thousand in 2018 to Ps.66,287 thousand in 2019, due primarily to a 13.2% in car parking, a 14.3% increase in food and beverage, a 15.8% increase in retail operations and a 13.9% increase in car rentals. The sum of aeronautical and non‑aeronautical revenues increased by 14.6% from Ps.596,853 thousand in 2018 to Ps.684,265 thousand in 2019.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 5.8% from Ps.257.7 in 2018 to Ps.272.8 in 2019,  due primarily to the increase in aeronautical revenues.

At the Durango airport, aeronautical revenues increased by 33.7% from Ps.112,310 thousand in 2018 to Ps.150,130 thousand in 2019, due primarily to a 31.2% increase in passenger charges, as a result of a 25.8% increase in passenger traffic.  Non‑aeronautical revenues increased by 24.1% from Ps.10,822 thousand in 2018 to Ps.13,433 thousand in 2019, due primarily to a 24.9% increase in car parking.  The sum of aeronautical and non‑aeronautical revenues increased by 32.8% from Ps.123,132 thousand in 2018 to Ps.163,563 thousand in 2019.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 5.8% from Ps.291.4 in 2018 to Ps.308.4 in 2019, due primarily to the increase in aeronautical revenues.

At the San Luis Potosí airport, aeronautical revenues increased by 4.4% from Ps.167,030 thousand in 2018 to Ps.174,340 thousand in 2019, due primarily to a 3.1% increase in passenger charges, as a result of a 2.7% increase in passenger traffic.  Non‑aeronautical revenues increased by 17.7% from Ps.30,275 thousand in 2018 to Ps.35,631 thousand in 2019, due primarily to a 290.4% increase in VIP lounges, a 100.7% increase in food and beverage, and a 69.0% increase in retail operations.  The sum of aeronautical and non‑aeronautical revenues increased by 6.4% from Ps.197,305 thousand in 2018 to Ps.209,971 thousand in 2019.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 5.1% from Ps.225.7 in 2018 to Ps.237.3 in 2019, due primarily to the increase in aeronautical and non-aeronautical revenues.

At the Tampico airport, aeronautical revenues increased by 3.5% from Ps.190,502 thousand in 2018 to Ps.197,161 thousand in 2019,  due primarily to a 3.4% increase in passenger charges, as a result of a 3.0% increase in passenger traffic. Non‑aeronautical revenues increased by 4.3% from Ps.26,891 thousand in 2018 to Ps.28,056 thousand in 2019, due primarily to a 11.6% increase in car leasing.  The sum of aeronautical and non‑aeronautical revenues increased by 3.6% from Ps.217,393 thousand in 2018 to Ps.225,217 thousand in 2019.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 3.2% from Ps.293.8 in 2018 to Ps.303.0 in 2019, due primarily to the increase in aeronautical revenues.

At the Torreón airport, aeronautical revenues increased by 9.2% from Ps.184,396 thousand in 2018 to Ps.201,446 thousand in 2019, due primarily to a 9.3% increase in passenger charges, as a result of a 4.0% increase in passenger traffic.  Non‑aeronautical revenues increased by 4.5% from Ps.22,655 thousand in 2018 to Ps.23,683 thousand in 2019, due primarily to a 8.5% increase in car parking.  The sum of aeronautical and non‑aeronautical revenues increased by 8.7% from Ps.207,051 thousand in 2018 to Ps.225,129 thousand in 2019.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 4.8% from Ps.298.5 in 2018 to Ps.312.8 in 2019, due primarily to the increase in aeronautical revenues.

At the Zacatecas airport, aeronautical revenues increased by 34.0% from Ps.105,626 thousand in 2018 to Ps.141,500 thousand in 2019, due primarily to a 35.0% increase in passenger charges, as a result of a 29.5% increase in passenger traffic. Non‑aeronautical revenues increased by 16.8% from Ps.11,935 thousand in 2018 to Ps.13,945 thousand in 2019, due primarily to a 18.5% increase in car rentals.  The sum of aeronautical and non‑aeronautical revenues increased by 32.2% from Ps.117,561 thousand in 2018 to Ps.155,445 thousand in 2019.  The sum of aeronautical and non‑aeronautical revenues per workload unit at the Zacatecas airport increased by 1.6% from Ps.320.3 in 2018 to Ps.325.4 in 2019, due primarily to the increase in aeronautical revenues.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 22.3% from Ps.310,892 thousand in 2018 to Ps.380,271 thousand in 2019, due primarily to a 23.1% increase in passenger charges, as a result of a 17.1% increase in passenger traffic.  Non‑aeronautical revenues increased by 23.7% from Ps.45,287 thousand in 2018 to Ps.55,999 thousand in 2019, due primarily to a 27.8% increase in car parking.  The sum of aeronautical and non‑aeronautical revenues increased by 22.5% from Ps.356.179 thousand in 2018 to Ps.436,270 thousand in 2019.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 4.7% from Ps.253.5 in 2018 to Ps.265.5 in 2019, due primarily to the increase in aeronautical and non-aeronautical revenues.

At the Reynosa airport, aeronautical revenues increased by 6.2% from Ps.106,867 thousand in 2018 to Ps.113,515 thousand in 2019, due primarily to a 6.0% increase in passenger charges, as a result of a 2.9% increase in passenger traffic. Non‑aeronautical revenues increased by 23.2% from Ps.14,810 thousand in 2018 to Ps.18,240 thousand in 2019, due primarily to a 30.1% increase in car parking.  The sum of aeronautical and non‑aeronautical revenues increased by 8.3% from Ps.121,677 thousand in 2018 to Ps.131,755 thousand in 2019.  The sum of aeronautical and non‑aeronautical revenues per workload unit increased by 5.2% from Ps.257.5 in 2018 to Ps.271.0 thousand in 2019, due primarily to the increase in aeronautical revenues.

Hotels

At our Terminal 2 NH Collection Hotel, total revenues increased by 3.8% from Ps.246,065 thousand in 2018 to Ps.255,393 thousand in 2019, due primarily to a 0.7% increase in the annual average occupancy rate from 83.5% in 2018 to 84.1% in 2019.  The revenues of the Terminal 2 NH Collection Hotel are dependent on passenger traffic traveling to and from the Mexico City International Airport.

At our Hilton Garden Inn Hotel at the Monterrey airport, total revenues increased by 3.4% from Ps.100,051 thousand in 2018 to Ps.103,474 thousand in 2019, due primarily to a 3.2% increase in rate per room from Ps.2,175 in 2018 to Ps.2,245 in 2019.  The revenues of the Hilton Garden Inn Hotel are dependent on passenger traffic traveling to and from the Monterrey international airport.

The effects of the COVID-19 pandemic on our operations are still uncertain, and we expect a significant reduction in hotel occupancy and revenues as a result of the various measures implemented to control the spread of COVID-19, such as the suspension of non-essential activities by the Mexican government.  On April 6, 2020, we temporarily suspended services of our Hilton Garden Inn Hotel through at least April 30, 2020 due to low occupancy.  For more information, see “Risk Factors—Risks Related to Our Operations— We face risks associated with our diversification activities, which could lead to our inability to recover our investment as planned.”

Industrial Park

At our OMA-VYNMSA Aero Industrial Park, total revenues increased by 48.9% from Ps.28,190 thousand in 2018 to Ps.41,981 thousand in 2019, due primarily to an increase in the number of leased commercial warehouses. As of the date of this report, we have one warehouse of 4,945 square-meter (53,228 square-feet) under construction. The contract for the warehouse under construction was signed in December 2019 and will start generating revenue in 2020.

Operating Results

Cost of Services

Our cost of services decreased by 2.4% from Ps.977,896 thousand in 2018 to Ps.954,207 thousand in 2019, mainly as a result of our cost cutting initiatives that resulted in a decrease of 15.7% in utilities, 64.6% in building leases, and 11.8% in equipment leases, fees and others. As a percentage of the sum of aeronautical and non‑aeronautical revenues, cost of services decreased from 14.5% in 2018 to 12.6% in 2019.

Major maintenance provision

Our major maintenance provision increased from Ps.248,636 thousand in 2018 to Ps.292,324 thousand in 2019, due primarily to discount rate and inflation adjustments based on the Mexican Producer Price Index (excluding fuel).

Administrative Expenses

Our administrative expenses decreased by 3.6% from Ps.563,151 thousand in 2018 to Ps.542,664 thousand in 2019, due primarily to a 6.7% decrease in personnel expense and a 41.1% decrease in expenses paid to consultants and other providers of professional services.

Technical Assistance Fee

Our technical assistance fee, which is paid in U.S. dollars, decreased by 13.0% from Ps.172,610 thousand in 2018 to Ps.150,108 thousand in 2019, reflecting a decrease of the fee from 4% to 3% as per the terms of the amendment to the Technical Assistance Agreement signed on May 13, 2015. For more information refer to “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with SETA and its Affiliates.”

Concession Tax

Our concession tax increased by 13.9% from Ps.319,180 thousand in 2018 to Ps.363,561 thousand in 2019, as a result of an increase in aeronautical and non-aeronautical revenues.

Depreciation and Amortization

Our 18.1% increase in depreciation and amortization, from Ps.351,745 thousand in 2018 to Ps.415,252 thousand in 2019, was due primarily to an increase in the investment to improve our concessions’ assets during 2019.

Income from Operations

On a consolidated basis, our operating income increased by 17.5% from Ps.4,132,536 thousand in 2018 to Ps.4,855,306 thousand in 2019, due primarily to a 7.8% increase in total revenue, and a 2.7% decrease in total cost.  Our operating margin increased from 52.3% in 2018 to 56.9% in 2019, and considering only the sum of our aeronautical and non‑aeronautical revenues, our operating margin increased from 61.1% in 2018 to 64.2% in 2019.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “Item 5. Operating and Financial Review and Prospects—Operating Results—Solidarity Fees.”  In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2019 were the Monterrey airport (Ps.473,615 thousand), the Culiacán airport (Ps.96,278 thousand), the Chihuahua airport (Ps.67,379 thousand), the Ciudad Juárez airport (Ps.61,374 thousand), the Acapulco airport (Ps.53,812 thousand), and the Mazatlán airport (Ps.52,626 thousand).

Metropolitan Destination

Operating income for the Monterrey airport decreased by 41.9% from Ps.815,055 thousand in 2018 to Ps.473,615 thousand in 2019, due primarily to an increase in operating costs.  The increase in operating costs mainly reflected an increase in solidarity fees from Ps.1,738,583 thousand in 2018 to Ps.2,327,084 thousand in 2019, due to an update in the method for its calculation.

Tourist Destinations

Operating income for the Acapulco airport increased by 23.8% from Ps.43,460 thousand in 2018 to Ps.53,812 thousand in 2019, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in solidarity fee from Ps.71,299 thousand in 2018 to Ps.100,121 thousand in 2019, due to an update in the method for its calculation.

Operating income for the Mazatlán airport decreased by 35.6% from Ps.81,654 thousand in 2018 to Ps.52,616 thousand in 2019, due primarily to an increase in aeronautical and non-aeronautical revenues.  The increase in operating costs mainly reflected an increase in solidarity fee from Ps.144,273 thousand in 2018 to Ps.225,406 thousand in 2019, due to an update in the method for its calculation.

Operating income for the Zihuatanejo airport increased by 0.4% from Ps.43,595 thousand in 2018 to Ps.43,614 thousand in 2019, due primarily to an increase in aeronautical and non-aeronautical revenues. The increase in operating costs mainly reflected a 90.3% increase in solidarity fee, from Ps.67,683 thousand in 2018 to Ps.83,124 thousand in 2019, due to an update in the method for its calculation.

Regional Destinations

Operating income for the Chihuahua airport decreased by 35.2% from Ps.103,981 thousand in 2018 to Ps.67,379 thousand in 2019, due primarily to an increase in operating costs. The increase in operating costs mainly reflected an increase in solidarity fees from Ps.222,676 thousand in 2018 to Ps.290,026 thousand in 2019, due to an update in the method for its calculation.

Operating income for the Culiacán airport decreased by 34.0% from Ps.145,767 thousand in 2018 to Ps.96,278 thousand in 2019, due primarily to an increase in operating costs. The increase in operating costs mainly reflected an increase in solidarity fees Ps.346,376 thousand in 2018 to Ps.479,985 thousand in 2019, due to an update in the method for its calculation.

Operating income for the Durango airport decreased by 21.6% from Ps.29,339 thousand in 2018 to Ps.23,014 thousand in 2019, due primarily to an increase in operating costs. The increase in operating costs mainly reflected an increase in solidarity fee, from Ps.48,335 thousand in 2018 to Ps.90,542 thousand in 2019, due to an update in the method for its calculation.

Operating income for the San Luis Potosí airport decreased by 29.6% from Ps.39,666 thousand in 2018 to Ps.27,938 thousand in 2019, due primarily to an increase in operating costs. The increase in operating costs mainly reflected an increase in solidarity fees from Ps.88,041 thousand in 2018 to Ps.107,623 thousand in 2019, due to an update in the method for its calculation.

Operating income for the Tampico airport decreased by 33.2% from Ps.47,619 thousand in 2018 to Ps.31,808 thousand in 2019, due primarily to an increase in operating costs. The increase in operating costs mainly reflected an increase in solidarity fee from Ps.106,706 thousand in 2018 to Ps.128,629 thousand in 2019, due to an update in the method for its calculation.

Operating income for the Torreón airport decreased by 35.2% from Ps.48,884 thousand in 2018 to Ps.31,658 thousand in 2019, due primarily to an increase in operating costs. The increase in operating costs mainly reflected an increase in solidarity fees from Ps.100,811 thousand in 2018 to Ps.131,350 thousand in 2019 due to an update in the method for its calculation.

Operating income for the Zacatecas airport increased by 12.5% from Ps.27,667 thousand in 2018 to Ps.31,135 thousand in 2019, due primarily to an increase in aeronautical revenues. The increase in operating costs mainly reflected an increase in solidarity fee from Ps.47,148 thousand in 2018 to Ps.76,622 thousand in 2019, due to an update in the method for its calculation.

Border Destinations

Operating income for the Ciudad Juárez airport decreased by 31.5% from Ps.89,551 thousand in 2018 to Ps.61,374 thousand in 2019, due primarily to an increase in operating costs. The increase in operating costs mainly reflected an increase in solidarity fees from Ps.174,273 thousand in 2018 to Ps.271,070 thousand in 2019,  due to an update in the method for its calculation.

Operating income for the Reynosa airport decreased by 12.4% from Ps.30,104 thousand in 2018 to Ps.26,375 thousand in 2019, due primarily to an increase in operating costs. The increase in operating costs mainly reflected an increase in solidarity fees from Ps.46,141 thousand in 2018 to Ps.55,895 thousand in 2019,  due to an update in the method for its calculation.

Hotels

Operating income for our Terminal 2 NH Collection Hotel increased from Ps.67,250 thousand in 2018,  to Ps.77,325 thousand in 2019 due primarily to an increase in revenues.

Operating income for our Hilton Garden Inn Hotel increased from Ps.28,974 thousand in 2018, to Ps.32,345 thousand in 2019 due primarily to an increase in revenues.

Industrial Park

Operating income for our OMA-VYNMSA Industrial Park increased from Ps.8,276 thousand in 2018,  to Ps.15,622 thousand in 2019 which reflected an increase in revenues.

Exchange Gain (Loss)

We had a net exchange loss in 2019 of Ps.50,878 thousand, as compared to a loss of Ps.15,488 thousand in 2018 due primarily to a decrease in exchange loss of Ps.46,028 thousand against a decrease in exchange gain of Ps.81,417 thousand, due primarily to the revaluation of the Mexican peso in relation to the U.S. dollar on our U.S. dollar cash balances in 2019.  The gross exchange loss in 2019 was Ps.59,502 thousand.  The exchange rate used to convert our dollar‑denominated liabilities from pesos to U.S. dollars was Ps.18.8727 to U.S.$1.00 as of December 31, 2019 and Ps.19.6566 to U.S.$1.00 as of December 31, 2018.

Net Interest Expense

Our net interest expense increased by 55.8% from Ps.131,466 thousand in 2018 to Ps.204,772 thousand in 2019, due to the unwinding of our major maintenance provision.  During 2019, the annualized interest rates on 28‑day short‑term Mexican treasury bills, or Certificados de la Tesorería de la Federación, decreased from 8.2% on January 1, 2019 to 7.3% on December 31, 2019, with a yearly average of 7.8%.

Income Taxes

We recorded an income tax expense of Ps.1,372,222 thousand in 2019, as compared to an income tax expense of Ps.1,121,403 thousand in 2018, due primarily to an increase in current income tax as a result of higher revenues.

Our current income tax increased from Ps.1,113,712 thousand in 2018 to Ps.1,329,867 thousand in 2019 as a result of increased revenues.

Our effective tax rate was 28.1% in 2018 and 29.8% in 2019. The effective tax rates in 2018 and 2019 differed from the statutory rate of 30%, principally as a result of inflationary effects resulting in a lower effective tax rate.

Net Income and Comprehensive Income

Our net income increased by 12.7% from Ps.2,864,179 thousand in 2018 to Ps.3,227,434 thousand in 2019.  Comprehensive income increased by 11.2% from Ps.2,888,348 thousand in 2018 to Ps.3,210,814 thousand in 2019.  Earnings per share were Ps.8.1984 and earnings per ADS were Ps.65.5872 in 2019.

Results of Operations for the Year Ended December 31, 2018, Compared to the Year Ended December 31, 2017.

For a comparison of the results of operations for the year ended December 31, 2018 as compared to the year ended December 31, 2017, see “Item 5—Operating and Financial Review and Prospects—Results of operations for the year ended December 31, 2018 compared to the year ended December 31, 2017” in our Fiscal Year 2018 Form 20-F.

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

Pursuant to our master development programs, in 2020, we anticipate investing Ps.1,157,413 thousand as follows:

Expected Investments Under Master Development Programs by Category for 2020

For the Year Ended December 31,
Total
2020

Capacity and quality projects	456,347
Projects to meet ICAO directives	76,239
Facilities for disabled people	488
Environmental projects	25,220
Projects requested by competent authorities	41,830
Runways and aprons	123,335
Machinery and equipment	13,547
Operative standards equipment	26,117
Security — investments	110,173
Information systems — investments	107,403
Baggage-screening system — investments	120,246
Other	56,467
Total	1,157,413

Our committed investments pursuant to our master development programs for 2020 amount to Ps.514,682 thousand; however, we expect to invest Ps.1,157,413 thousand, corresponding to our committed investments for 2020 and to the payment of projects that could not be concluded in 2019 that correspond to the 2016–2019 master development programs.  Our committed investment for 2020 includes investments for additional capacity and equipment, among others.  See “Item 4. Information on the Company—Master Development Programs and Capital Expenditures.”

Cash Flows

Our treasury monitors cash flows on a daily, monthly and annual basis to plan and determine the management, sources and uses of resources, as well as to meet our capital and debt service obligations at all times, and to improve our working capital and capital structure.

As of December 31, 2017, 2018 and 2019, we had Ps.2,333,007 thousand, Ps.2,958,902 thousand and Ps.3,429,873 thousand, respectively, of cash and cash equivalents, of which 33.7%, 44.3% and 43.4%, respectively, was denominated in U.S. dollars.  We invested these resources in financial instruments in accordance with our investment policy.

In 2019, we generated Ps.3,716,524 thousand in cash flows from operating activities of which Ps.5,554,608 thousand was directly from operating activities and was offset mainly by Ps.1,324,834 thousand of income tax paid, Ps.305,133 thousand of major maintenance expenses and Ps.60,949 thousand of net trade accounts receivable.  Our cash flow used in investing activities was Ps.952,227 thousand, mainly with respect to investments in our concessions, and our cash flow used in financing activities was Ps.2,246,461 thousand, mainly for payment of Ps.1,598,681 thousand in dividends and Ps.327,309 thousand in interest.

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

Indebtedness

Short-Term Indebtedness

As of April 22, 2020, we had unused lines of credit available for short‑term issuances totaling Ps.150,000 thousand.

Long-Term Indebtedness

On March 26, 2013, we issued Ps.1,500,000 thousand in 10‑year peso‑denominated notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered in 2011 (the “2011 Indenture”).  Interest payments are made on a semiannual basis at a fixed annual interest rate of 6.47%. The principal amount will be repaid at maturity on March 14, 2023.  The Acapulco, Ciudad Juárez, Culiacan, Chihuahua, Mazatlán, Monterrey, Tampico, Torreón and Zihuatanejo airports act as guarantors under these notes. The net proceeds from the placement were used to prepay existing debt and were used to fund committed investments under the master development programs for our 13 airports, as well as for strategic investments.  The notes received ratings of mxAA+ by Standard and Poor’s and AA+ (mex) by Fitch Ratings at the moment of the issuance.  Currently our long-term debt has a mxAAA by Standard and Poor’s and AA+ (mex) by

Fitch Ratings. The principal covenants and the events of default under the indenture pursuant to which these notes were issued (the “2013 Indenture”) are described below.

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

As of December 31, 2012, we, through seven of our airports, maintained lines of credit with Private Export Funding Corporation (backed by Ex‑Im Bank) for U.S.$20.4 million, pursuant to agreements dated October 15, 2010 and December 14, 2010, valid through December 21, 2021.  As of December 31, 2019, the balance of credit was U.S.$2.5 million.  These lines of credit are guaranteed by checked‑baggage inspection equipment acquired by the airports.  The interest rate is three‑month LIBOR plus 125 basis points.

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

On June 16, 2014, OMA issued Ps.3,000,000 thousand in seven‑year notes (certificados bursátiles) at a fixed rate of 6.85% that were registered with the Mexican National Registry of Securities.  The objectives of the issuance were to fix interest payments and to extend the maturity profile of debt by prepaying the Ps.1,300,000 thousand in floating‑rate notes issued under the 2011 Indenture, and to finance the master development programs and strategic investments.  The floating‑rate Ps. notes issued under the 2011 Indenture were paid on July 11, 2014.  The principal covenants and the events of default under the indenture pursuant to which these notes were issued (the “2014 Indenture”) are substantially similar to those under the 2013 Indenture.

Total Indebtedness

The following table sets forth our total indebtedness at the closing of each of the periods indicated:

As of December 31,	Indebtedness
		(in thousands of pesos)
2017	Ps.	4,633,272
2018	Ps.	4,584,594
2019	Ps.	4,543,609

Derivative Financial Instruments

As of December 31, 2019, we were not party to and did not hold any financial derivative instrument.

Other Restrictions

As of December 31, 2019, restrictions imposed by debt instruments did not have any impact on our ability to fulfill our capital and cash obligations.

Principal Treasury Policies

The operation of the treasury department is based on various policies, with which we were in compliance as of December 31, 2019.  The most significant policies currently in effect are as follows:

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

•

Related‑Party Transactions.  Related‑party transactions shall be entered into on market terms in accordance with the opinion of an external expert.  Related‑party transactions that exceed Ps.1,500 thousand in a single transaction or Ps.10,000 thousand in a series of transactions shall be authorized by the Board of Directors.

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

The following table details our actual expenditures made during 2017, 2018 and 2019 and their classification in our consolidated financial statements for such periods:

	For the Year Ended December 31,
	2017	2018	2019
	(in thousands of pesos)
Capital expenditures pursuant to master development programs	1,326,458	1,141,504	954,834
Other capital expenditures	255,501	172,859	94,090
Total capital expenditures	1,581,959	1,314,363	1,048,924
Expenditures made for major maintenance(1)	97,584	139,320	305,133
Other expenditures pursuant to master development programs	4,347	3,727	4,526
Expenditures pursuant to master development programs and other capital expenditures(2)	1,683,890	1,457,410	1,358,585

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

In 2019, we spent Ps.1,048,924 thousand on capital expenditures, principally in connection with works to improve our terminals. In 2018, we spent Ps.1,314,363 thousand on capital expenditures, principally in connection with works to improve our terminals. In 2017, we spent Ps.1,581,959 thousand on capital expenditures, principally in connection with works to improve our terminals.

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

Share Repurchase Program

 On May 2, 2017, our shareholders authorized the use of an amount of up to Ps.1,500,000 thousand for repurchases of Series B shares until the next annual shareholders’ meeting.  On April 29, 2019, our shareholders authorized the use of an amount of up to Ps.1,500 million for repurchases of Series B shares until the next annual shareholders’ meeting.

Our share repurchase program started in October 2007.  The operation of our share repurchase program generates cash inflow and cash outflow depending on the nature of the transaction (buying or selling).  For the year ended December 31, 2017, the share repurchase program generated a cash outflow of Ps.34,235 thousand, for the year ended December 31, 2018 the share repurchase program generated a cash flow of Ps.0, and for the year ended December 31, 2019 the share repurchase program generated a cash outflow of Ps.244,201 thousand.  On December 31, 2017, 2018 and 2019, the number of repurchased shares in treasury amounted to 324,507, 324,507, and 2,145,651, respectively.

Critical Accounting Policies

We prepare consolidated financial statements in conformity with IFRS.  As such, we are required to make estimates, judgments and assumptions that affect (i) certain reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the date of the financial statements, and (iii) certain reported amounts of revenues and expenses during the reporting period.  We base estimates and judgments on our historical experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities.  Our actual results may differ from these estimates under different assumptions or conditions.  We evaluate our estimates and judgments on an ongoing basis.  Our significant accounting policies are described in Note 4 to our consolidated financial statements.  As of January 2019, we adopted IFRS 16. The Board of Directors approves our accounting policies, taking into consideration the advice of the Audit Committee. For additional information, see Note 4 to our consolidated financial statements. We believe our most critical accounting policies that result in the application of estimates and/or judgments are the following:

IFRS 16, Leases

On January 1, 2019, the Company implemented IFRS 16 (issued by the IASB in January 2016), which establishes new or modified requirements regarding lease accounting. It introduces significant changes to the lessee's accounting, eliminating the distinction between an operating and financial lease, requiring the recognition of an asset for use rights and a lease liability on the start date of all leases, except those considered to be short term or low value assets. In contrast to lessee accounting, the requirements for the lessor remain significantly unchanged. Details of these new requirements are described in Note 18 of the financial statements.

Deferred Income Taxes

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement and tax values of assets and liabilities. Our deferred income taxes as of December 31, 2017, 2018 and 2019 were prepared taking into account that we will only be obligated to pay the Mexican corporate income tax.

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

Impairment of Tangible and Intangible Assets Excluding Goodwill

Our management periodically evaluates the impairment of long‑lived assets in order to determine whether there is evidence that those assets have suffered an impairment loss.  If impairment indicators exist, the recoverable amount of assets is determined, with the help of independent experts, to determine the extent of the impairment loss, if any.  Our management considers that the aggregate of all airport concessions is an “independent cash generating unit,” as each of our 13 airports formed part of the Central‑North package included in the Mexican government’s original bidding process.  In accordance with the terms established by the Mexican government, each of our 13 airports must be in operation, regardless of their individual results and are therefore evaluated for impairment on a consolidated basis.  Our hotel segment is evaluated separately.  Considering the foregoing, an evaluation of the existence of impairment indicators was made, and we concluded that no impairment indicators existed with respect to the airport concessions. The COVID-19 pandemic was not considered when performing these valuations in 2019.  We do not currently expect the COVID-19 pandemic to have a significant impact in the evaluation of impairment of our tangible and intangible assets, however, the severity and extent of the COVID-19 pandemic may impact that determination.

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

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019:

	Payments Due by Period
			2020		2021-2023			2024-2026			2027-on
			Less than								More than
	Total		1 Year(6)		1-3 Years			3-5 Years			5 Years
	(in thousands of pesos)
Master development programs	Ps.	1,157,413	Ps.	1,157,413	Ps.	N/A	(7)	Ps.	N/A	(7)		N/A	(7)
Purchase obligations(1)		70,672		70,672		N/A			N/A			N/A
Short-term debt		—		—		—
Long-term debt(2)		4,549,575		36,851		4,512,724
Interest(3)		615,390		308,630		306,760
Leases(4)		354,387		57,186		135,753			90,815			70,634
Power Purchase Agreement(5)		523,109		54,489		175,178			194,222			99,221
Total	Ps.	7,270,547	Ps.	1,685,240	Ps.	5,130,415		Ps.	285,037		Ps.	169,855

(1)

Reflects minimum fixed annual payment to be paid under our Technical Assistance Agreement of U.S.$3.5 million updated to specific year using an annual U.S. inflation rate of 1.02%, as reported by the U.S. Department of Labor, Bureau of Labor Statistics for the period from December 2018 to December 2019, and assuming an exchange rate of Ps.18.8727 per U.S.$1.00, the exchange rate as reported by the Mexican Central Bank on December 31, 2019, which is used for operations with related parties in our consolidated financial statements.  The amount ultimately to be paid in any year will depend on our profitability.  See “Item 7. Major Shareholders and Related‑Party Transactions—Related‑Party Transactions—Arrangements Relating to SETA.”

(2)

Debt denominated in U.S. dollars was converted to pesos based on an exchange rate of Ps.18.8727 per U.S.$1.00, the exchange rate as reported by the Mexican Central Bank on December 31, 2019, which is used for liabilities in our consolidated financial statements.

(3)

Interest projected based on forward interest rates (TIIE and LIBOR) and assuming an exchange rate of Ps.18.8727 per U.S.$1.00, the exchange rate as reported by the Mexican Central Bank on December 31, 2019, which is used for liabilities in our consolidated financial statements.

(4)

In October 2008, we acquired 90% of the common stock of Consorcio Grupo Hotelero T2, S.A. de C.V.  This entity held a lease agreement with Mexico City International Airport to construct and operate a five‑star hotel at Terminal 2 of Mexico City International Airport, establishing a leasing amount of the higher of Ps.18.5 million per year, pesos as of December 2007, adjusted every year according to the Mexican national consumer price index, or a royalty of 18% of total annual revenues.  Additionally, we entered into lease agreements for our corporate offices.  The rent paid in 2019 was Ps.14,976 and is adjusted annually based on the NCPI.  These agreements expire in December 2020 and September 2021.  Lease obligations in the table are not determined at present value.

(5)

Long-term agreement for the purchase of wind-generated energy. Minimum consumption amount was established at 41.4 million KwH. Price per KwH is adjusted annually based on the NCPI. This agreement expires on May 31, 2028.

(6)	Amounts for less than one year correspond to obligations for 2020.
(7)

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

At the shareholders’ meeting held on April 29, 2019, our shareholders approved the designation of Bernardo Casas Godoy as member of the Board of Directors, replacing Pablo García Aguilar. All other members of the Board of Directors were re-elected.  At the same shareholder’s meeting our shareholders approved that all members of the Board of Directors, Committee Presidents and the Secretary of the Board of Directors were to stay in place until the next shareholder’s meeting conveys to approve the results for the year ended on December 31, 2019.

The next shareholders' meeting of the Company is scheduled to take place on June 19, 2020.

The following table lists the members of the Board of Directors effective on April 22, 2020, appointed or confirmed at the shareholders’ meeting held on April 29, 2019, along with their titles, dates of appointment and ages:

Name	Title	Director Since	Age
Diego Quintana Kawage*	Chairman and Director	April 14, 2011	48
Guadalupe Phillips Margain*	Director	February 24, 2017	49
Rodrigo Antonio Quintana Kawage*	Director	February 24, 2017	41
Christian Whamond	Director	April 23, 2018	46
Bernardo Casas Godoy	Director	April 29, 2019	54
Próspero Antonio Ortega Castro	Director	February 24, 2017	48
Ricardo Maldonado Yáñez	Independent Director	April 14, 2016	52
Alberto Felipe Mulás Alonso	Independent Director	October 2, 2006	59
Felipe Duarte Olvera	Independent Director	April 14, 2016	45
Martin Werner Wainfeld	Independent Director	April 23, 2018	56
Luis Solórzano Aizpuru	Independent Director	April 23, 2018	47

*    Appointed by SETA

Diego Quintana Kawage.  Mr. Diego Quintana Kawage has been a member of our Board of Directors since April 2011 and has been its Chairman since April 16, 2013. He was a member of the Board of Directors of Empresas ICA from 2008 to 2016. He joined Empresas ICA in 1995 in the Project Finance Area where he worked until the year 2000. He served as General Director of ViveICA, S.A. de C.V., Empresas ICA’s homebuilding company, from 2004 to 2009 and as Finance Director of ViveICA, S.A. de C.V., from 2000 to 2003. He holds an economics degree from the Universidad Anáhuac and has a Master’s of Science in management from Stanford University.

Guadalupe Phillips Margain. Ms. Guadalupe Phillips Margain has been the Chief Executive Officer of ICA Tenedora, S.A. de C.V. and is a member of its board of directors. Previously, she has worked as Chief Restructuring Officer of ICA, as well as Vice President of Finance and Risk Management for Grupo Televisa among other positions.  She is a member of the boards of directors of Innova, Grupo AXO. She is also an alternate member of the boards of directors of Grupo Televisa and Grupo Financiero Banorte and has recently been invited as proprietary member of the board of directors of Volaris. Ms. Phillips holds a law degree from the Instituto Tecnológico Autónomo de México and an M.A. and Ph.D. from the Fletcher School at Tufts University.

Rodrigo Antonio Quintana Kawage.    Mr. Rodrigo Antonio Quintana Kawage was appointed Chief Financial Officer of Grupo ICA in September of 2019. Since June 2010, he has been serving as its General Counsel, and a member of its Board of Directors since November 2016. Previously, Mr. Quintana served as Secretary of OMA’s Board of Directors.  He has worked as a legal intern at Banco de Mexico, Mexico’s central bank, and as an associate in the finance practice of Mayer Brown, a global law firm, in its Chicago and New York offices.  Mr. Quintana joined Grupo ICA’s legal department in 2001, and then rejoined after leaving Mayer Brown in January 2009.  Mr. Quintana holds law degrees from the Instituto Tecnológico Autónomo de México in Mexico City and from the University of Chicago Law School. He is the brother of Mr. Diego Quintana, the Chairman of OMA’s Board.

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

Bernardo Casas Godoy. Mr. Bernardo Casas Godoy joined Grupo ICA in 1990 as a lawyer in the legal-fiscal department. He also participated as Legal Director in several business units of ICA, including the areas of contracts, financial matters, corporate, housing and urban construction. Currently, Mr. Casas is General Counsel and responsible for the Corporate Fiscal and Capital Control Direction. Mr. Casas holds a law degree from Universidad Panamericana and has obtained certifications in Tax Law, Civil Law and Amparo from the same institution. He also attended an executive program at the Instituto Panamericano de Alta Dirección de Empresas (IPADE) in Mexico City.

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

Ricardo Maldonado Yáñez.  Mr. Ricardo Maldonado Yáñez is a partner at the law firm Mijares, Angoitia, Cortés y Fuentes, S.C.  He has over 25 years of experience providing advice and counsel to Mexican and foreign companies on domestic and cross-border merger and acquisition transactions, joint ventures and strategic alliances, and in corporate governance matters. He also represents issuers and financial institutions in domestic and international, public and private, debt and equity offerings, and advises clients in the negotiation, structuring and drafting of all types of financings and in infrastructure projects. Mr. Maldonado serves as member and/or secretary of the Board of Directors of companies such as Consorcio Ara, Grupo Televisa, Controladora Vuela Compañía de Aviación (Volaris), Grupo Financiero Banorte, Operadora de Servicios Mega, Grupo Axo, ICA Tenedora and Pueblo Bonito Golf & SPA Resorts (Blazki), among others.  Mr. Maldonado holds a  law degree from the Universidad Nacional Autónoma de México (UNAM) and an LLM from the University of Chicago Law School.  On pro-bono work, he is a member of the Board of Endeavor Mexico and of the Board of Trustees of the Mexican Bar Foundation, among others.

Alberto Felipe Mulás Alonso.  Mr. Mulás is a member of our Board of Directors since October 2006, during which time he has served as a member of our Audit, Best Practices and Finance Committees. From January 2014 through December 2016. Mr. Mulás was Mexico country head of Itaú BBA, the investment and corporate banking subsidiary of Itaú Unibanco. In his investment banking career, Mr. Mulás also headed the Mexico efforts of both Donaldson, Lufkin & Jenrette Securities Corp. (1999-2001) and Lehman Brothers Inc. (from 1992 to 1996), and previously worked at JP Morgan and Bankers Trust Company in New York. From 2003 through 2013, and from 2016 to present, he leads CReSCE Consultores, S.C., a  firm specialized in corporate finance, corporate governance and strategic planning. In January 2001, president Vicente Fox appointed Mr. Mulás as Undersecretary of Housing, at Mexico’s Social Development Ministry, responsible for the country’s housing policy where, among others, he created the National Housing Commission (becoming its first Commissioner and member of the presidential cabinet) and structured the Sociedad Hipotecaria Federal (Mexico’s mortgage development bank). Currently, Mr. Mulás serves as an independent director on various boards, including: (i) publicly traded companies IENOVA and Fibra Uno; (ii) privately held companies, Grupo Proeza, Organizacion Ramírez (owner of Cinepolis) and Farmacias del Ahorro, and  (iii) BBVA Seguros and family owned Grupo Estafeta. In the past he has served as an independent director in relevant corporations such as: Grupo Modelo; Grupo Financiero Santander México; Empresas ICA and Grupo Comex. Mr. Mulás is a Chemical Engineer from the Universidad Iberoamericana and holds a Master’s in Business Administration from the Wharton School, at the University of Pennsylvania.

Felipe Duarte Olvera.  Mr. Felipe Duarte Olvera is Managing Director of Long Term Savings in Grupo Financiero Banorte and Chairman of the Board of XXI Banorte. Previously he was Managing Director for Infrastructure and Energy Sectors also in Banorte. From 2013 to 2015, he was Managing Director of Customer Experience for Grupo Financiero Banorte. Between 2006 and 2012, Mr. Duarte was Deputy Secretary of Transportation at the Ministry of Communications and Transportation; Deputy Secretary of Competitiveness and Standards at the Ministry of Economy and Technical Secretary of the Economic Cabinet in the Office of the President of Mexico. During that time, he was also a director of Pemex, the Federal Electricity Commission, and the Mexican development banks Nafin and Bancomext. Previously he worked for the Mexican government in the Office of the President for Public Policy and at McKinsey and Co. He is author of “Strategic Cost Management as a Base to Obtain Competitive Advantages”, published by the IMPC. Mr. Duarte has a Master’s in Business Administration from Harvard Business School and degrees in Administration and Public Accounting from the Instituto Tecnológico Autónomo de México (ITAM).

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

Luis Solórzano Aizpuru. Mr. Solorzano is a partner and Chief Executive Officer of Acamar Partners, an investment management firm that in 2019 raised a $305 million SPAC listed on NASDAQ. Mr. Solorzano has 20 years of investment experience across various sectors and geographies. Mr. Solorzano has served on the boards of various public and private companies, including Dufry, Grupo Aeroportuario del Centro Norte, Aerodom, InverCap Holdings and Viakem. Mr. Solorzano began his career with BankBoston Capital, where he spent 4 years making private equity investments and corporate loans across Latin America. In 2001, Mr. Solorzano joined Advent International becoming a partner and Managing Director in 2008. He served as Chairman of the Latin America’s Investment Committee from 2013 to 2017. During his tenure at Advent, Mr. Solorzano participated in various investments and management activities encompassing various of Advent’s private equity funds. He was a key executive involved in the raising of three funds for a cumulative U.S.$5 billion, and he played a leading role in 15 investment transactions in various sectors, including retail and consumer, financial services, industrials, information technology and infrastructure. Mr.   Solorzano also played a significant role in supporting portfolio companies in the design and implementation of various strategic, operating and financial value creation initiatives. Mr. Solorzano’s investment experience covers both the Americas and Europe. Mr. Solorzano graduated with a degree in Economics (cum laude) from the Instituto Tecnológico Autónomo de Mexico (ITAM) and an MBA from Harvard Business School.

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

The following table lists our executive officers, their current position and their date of appointment as an executive officer.  On November 16, 2017, Vicsaly Torres, the Chief Financial Officer, resigned in order to pursue other professional opportunities. On April 3, 2018, we appointed Ruffo Pérez Pliego as Chief Financial Officer. On April 26, 2018, we appointed Enrique Navarro Manjarrez as Director for Airport Operations. On June 1, 2018, we appointed Adriana Díaz Galindo as General Counsel, and on June 12, 2018, we appointed Enrique Chacón Tinajero as Director for Infrastructure and Maintenance.  On November 12, 2018, Porfirio González Álvarez retired from the Company, and we appointed Ricardo Dueñas as Chief Executive Officer.

Name	Current Position	Executive Officer Since(1)	Age
Ricardo Dueñas Espriu	Chief Executive Officer	November 12, 2018	40
Ruffo Pérez Pliego del Castillo	Chief Financial Officer	April 3, 2018	44
Adriana Díaz Galindo	General Counsel	June 1, 2018	51
Enrique Navarro Manjarrez	Airports Operations Director	April 26, 2018	61
E. Héctor H. Cortés Cortés	Commercial Director	October 7, 2015	51
Enrique Chacón Tinajero	Infrastructure and Maintenance Director	June 12, 2018	47

(1)	Date appointed.

Ricardo Dueñas Espriu has served as our Chief Executive Officer since November 2018.  Prior to joining us, Mr. Dueñas served in various capacities in the airport and infrastructure sectors, including as Chief Financial Officer of Grupo Aeroportuario de la Ciudad de México and as an advisor in infrastructure projects at the Ministry of Communications and Transportation. As Chief Financial Officer of Grupo Aeroportuario de la Ciudad de México, he was responsible for securing more than eight billion U.S. dollars in financing. Previously, he worked for JP Morgan’s Investment Banking Division in London focusing on emerging markets. Prior to that, he worked as an analyst for economic research at the Central Bank of Mexico. He has also worked as a hedge fund analyst based in New York, as an advisor to the Mexican Delegation to the OECD in Paris and as a part-time lecturer at Instituto Tecnológico Autónomo de México (ITAM). In 2004, he received the IMEF National Prize of Economics. He has also been a board member in several companies in the transportation sector. Mr. Dueñas Espriu holds an economics degree, cum laude, from ITAM, a Master’s in Business Administration from Harvard Business School and a Master’s in Public Administration from Harvard Kennedy School.

Ruffo Pérez Pliego del Castillo has served as our Chief Financial Officer since April 3, 2018. Mr. Pérez Pliego has more than 18 years of experience in the areas of corporate finance, debt and equity placements, and mergers and acquisitions. Prior to joining us, Mr. Pérez Pliego served as Chief Financial Officer and Chief Executive Officer of Latin American Airports Holdings Ltd., which, during his tenure, owned Aerodom, a concessionaire of six airports in the Dominican Republic, and Inmobiliaria Fumisa, which leased substantially all the commercial spaces in the international wing of Terminal 1 of the Mexico City International Airport. Previously, Mr. Pérez Pliego worked for nine years in the investment banking division of Credit Suisse. Mr. Pérez Pliego holds a B.A. from Instituto Tecnológico Autónomo de México (ITAM) and a Master’s in Business Administration from Harvard Business School.

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

Eliseo Héctor Hugo Cortés Cortés has served as Chief Commercial Officer since March 2017. He served as Real Estate and New Businesses Director from October 2015 to March 2017.  He joined us in 2001 after being part of the team that participated in the bidding process for the privatization of our airports.  Within our company he has held various positions.  From 2007 through 2015 he acted as Manager of the Culiacán airport, from 2004 to 2006 he was Manager of the Tampico airport and from 2001 to 2003 he was Diversification Manager.  Prior to joining us, he participated in the development of special projects for Grupo ICA between 1999 and 2000.  He has experience in the maritime port sector through his involvement in the start‑up and operation of ICAVE, a specialized container terminal under concession, between 1995 and 1997, and between 1989 and 1994 he participated on a part-time basis at Puertos Mexicanos, a unit of the Ministry of Communications and Transportation.  He holds a Bachelor of Science in Civil Engineering from the Universidad Nacional Autónoma de México (UNAM) and a Master’s Degree in Project Management from the University of British Columbia. He holds a post graduate degree in Airports Engineering and Operations from the Instituto Politécnico Nacional and the ICAO and attended different airports management and development courses offered by Aéroports de Paris. He holds a diploma in advanced business and management by the Instituto Panamericano de Alta Dirección de Empresa (IPADE) Business School and in management by the Universidad de las Américas, and has completed a variety of specialized courses in airports operations, security, safety, maintenance and development. He is a member of the American Association of Airport Executives.

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

Compensation of Directors and Executive Officers

For 2019, the aggregate compensation earned by our 22 officers (including executive officers and airport administrators) was Ps.58,989 thousand.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what they are entitled to receive upon termination pursuant to Mexican Federal Labor Law. Additionally, we have not made personal loans to our directors or executive officers and do not have a stock option plan or any equivalent plan.

As of December 31, 2019, the amount set aside or accrued under our defined contribution plan in  our subsidiary Servicios Aero Especializados del Centro Norte, S.A. de C.V. and for each of our airport administrators’, was Ps.14,802 thousand.

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

The current members of the Corporate Practices, Finance, Planning and Sustainability Committee are Alberto Felipe Mulás Alonso, Luis Solorzano Aizpuru and Ricardo Maldonado Yáñez.

Employees

As of December 31, 2019, we had approximately 1,160 employees.  The total number of employees increased by 1.0% in 2019, due primarily to organizational restructuring.  As of December 31, 2019, approximately 58.6% of our employees were unionized.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated:

	As of December 31,
	2017	2018	2019
Categories of activity:
Airport operations	557	531	541
Airport maintenance	188	176	175
Administration	318	255	260
Hotel services(1)	187	186	184
Geographic location:
Acapulco	80	76	78
Ciudad Juárez	55	50	52
Culiacán	62	57	60
Chihuahua	59	53	55
Durango	43	43	44
Mazatlán	66	63	61
Monterrey	222	198	197
Reynosa	45	43	44
San Luis Potosí	47	48	48
Tampico	61	59	55
Torreón	50	46	46
Zacatecas	48	46	46
Zihuatanejo	49	44	46
Corporate offices	176	136	144
Hotel services(1)	187	186	184
Total(2)	1,250	1,148	1,160

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

(2)

As of December 31, 2017, 2018 and 2019, includes 437, 350 and 363 persons, respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., and 39, 27 and 25 persons, respectively, employed by Servicios Aero Especializados del Centro Norte, S.A. de C.V., our administrative services subsidiaries. Each one of the airport administrators, previously hired by Servicios Aero Especializados del Centro Norte, S.A. de C.V. was incorporated as an employee of each of the corresponding airport operators.

All of our unionized employees, who are employed by our subsidiary Operadora de Aeropuertos del Centro Norte, S.A. de C.V., are members of local chapters of the Mexican National Union of Airport and Auxiliary Services Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency as well as of the three other airport groups (the Southeast Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V.), the Mexico City Group (Grupo Aeroportuario de la Ciudad de México, S.A. de C.V.) and the Pacific Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V.)) operating in Mexico.  Since July 2008, the labor relations with our employees are governed by a collective bargaining agreement and negotiated by the local chapter of the union.  As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In October 2020 our biannual revision of terms and conditions of the collective bargaining agreement is scheduled to occur. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico.

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi‑weekly contributions of up to 13% of their pre‑tax salaries.  We make bi‑weekly contributions matching each employee’s contribution.  Employees are entitled to withdraw the funds in their accounts on an annual basis.  In 2017, 2018 and 2019, we made a total of Ps.65,684 thousand, Ps.64,682 thousand and Ps.60,132 thousand, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make advances to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Ministry of Finance and Public Credit.

Item 7.          Major Shareholders and Related-Party Transactions

MAJOR SHAREHOLDERS

On January 5, 2016, Aeroinvest merged into CONOISA, a subsidiary of ICATEN, with CONOISA as the surviving entity. As a result of this internal merger, CONOISA assumed all of the rights and obligations of Aeroinvest, including with respect to Aeroinvest’s beneficial ownership of Series B shares. Recently CONOISA sold to SETA all its B shares, that represent 1.9% of our outstanding capital stock.

ICATEN (through its direct subsidiary SETA) is our indirect controlling shareholder as the beneficial owner holding the largest percentage of our capital stock.  SETA directly owns 7,516,377 of our Series B shares that represent 1.9% of our outstanding capital stock and owns 49,766,000 of our Series BB shares that represent 12.8% of our capital stock.  Consequently, ICATEN is the beneficial owner of 14.7% of our capital stock.

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

On May 31, 2017, our shareholders approved the cancellation of 6,229,027 Series B shares that were acquired through our share repurchase program. As of April 22, 2020, our fixed minimum social capital consisted of 393,770,973 ordinary shares, of which 49,766,000 were Series BB shares and 344,004,973 were Series B shares.

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 22, 2020, identifying each owner of more than 5% of any series of our shares:

				Percentage of
	Number of Shares			Outstanding Capital
Identity of Shareholder	B Shares	BB Shares	Total	B Shares	BB Shares	Total
SETA(1)	7,516,377	49,766,000	57,282,377	1.9%	12.8%	14.7%
Aberdeen Asset Management PLC(2)	14,514,565	—	14,514,565	3.7%	—	3.7
Quintana Family	1,100,000	—	1,100,000	0.3%	—	0.3
Public	317,214,614	—	317,214,614	81.3%	—	81.3
Officers and Directors	—	—	—	0.0%	—	—
Total Shares Outstanding	340,345,556	49,766,000	390,111,556	87.2	12.8	100
Shares held in Treasury	3,659,417	—	3,659,417
Total Authorized Shares	344,004,973	49,766,000	393,770,973

(1)	SETA is a wholly owned subsidiary of ICATEN.
(2)	Based on beneficial ownership report filed with the SEC dated December 31, 2019.

Arrangements Relating to SETA

Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to our Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, our chief operating officer and our commercial director, and to elect three members of our Board of Directors.  SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management).  Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders.  If the Technical Assistance Agreement is terminated, the Series BB shares would be converted into Series B shares, resulting in the termination of all of SETA’s special rights.  As long as SETA retains at least 7.65% of our capital stock in the form of Series BB, all of its special rights will remain in place.  If SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights.  On October 15, 2015, we, at the request of SETA, converted 9,034,000 of our Series BB shares held by SETA to Series B shares, however, after this conversion SETA’s shareholding of Series BB shares remains at 12.8% and its special rights were not affected.  In addition, shareholders of SETA have allocated among themselves certain veto rights relating to the exercise by SETA of its veto and other rights, which increases the risk of impasse at the shareholders meeting of SETA and ultimately at our shareholders meetings.

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2019 amounted to Ps.150,108 thousand (U.S.$8.0 million).  The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its shareholders during the term of the agreement.  The agreement had an initial term of 15 years beginning June 14, 2000, and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015.  On May 13, 2015, the Technical Assistance Agreement was extended for a term that ends on December 31, 2020 and it can be extended (i) automatically for successive one year periods, unless any party thereto elects otherwise, so long as CONOISA retains at least 12.75% of SETA’s capital stock, or (ii) by mutual agreement of the parties to such agreement at any given time, prior to its expiration.    A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B shares that are not owned by SETA or any of its affiliates.  The amendment became effective on June 14, 2015.

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

In 2018 and 2019, we recognized expenses of U.S.$8.8 million and U.S.$8.0 million, respectively, pursuant to the Technical Assistance Agreement plus additional nominal expenses paid to SETA and its affiliates.

Arrangements with Other Affiliates

We periodically engage ICATEN and its affiliates to provide construction and related services to us.  In 2019, we contracted Ps.924,667 thousand for services to be provided by ICATEN and its affiliates, periodically.  In accordance with our Related Party Guidelines, any of these contracts shall be approved by our Board of Directors upon the recommendation of our Corporate Practices, Finance, Planning and Sustainability Committee and in accordance with Mexican Securities Law.  The Committee considers whether these contracts are arm’s‑length agreements based on the evaluation of these contracts by the third‑party professional Corporativo de Ingeniería Terrestre, S.A. de C.V. (COITSA), represented by Jorge González Mijares and Grupo GEO Consultoría y Construcción S.A. de C.V. represented by Jorge Mata Ortega.  All companies are independent experts contracted by us to evaluate offers made by ICATEN or its affiliates to determine if such offers are consistent with market prices.

The following table sets forth the amounts paid to affiliates of ICATEN during 2019, for a total of Ps.556,464 thousand, in exchange for the provision of services related to the construction and expansion of terminal buildings and platforms at our airports.  This amount represents approximately 41.0% of our expenditures under the master development programs and other capital expenditures for an amount of Ps.1,358,585 thousand.

	Amount
Service	2019
	(in thousands of pesos)
Acapulco airport		36,158
Culiacán airport		51,490
Chihuahua airport		82,276
Monterrey airport		232,851
Mazatlán airport		6,753
Reynosa airport		11,215
San Luis Potosí airport		22,989
Tampico airport		40,564
Zihuatanejo airport		72,168
Total	Ps.	556,464

Transactions with Related Parties

As of December 31, 2019, we had Ps.187,515 thousand in accounts payable to related parties, and we engaged in the following transactions with related parties during 2019:

•	Transaction amounting to Ps.150,108 thousand in technical assistance fees with SETA, a related party of ICATEN;
•

In connection with the operations of the Terminal 2 NH Collection Hotel, the Hilton Garden Inn Hotel and OMA-VYNMSA Aero Industrial Park, transactions amounted to Ps.38,251 thousand in administrative services fees with our partners, NH Hotels, Grupo Hotelero Santa Fe and VYNMSA, respectively. This amount also includes the administrative services fees paid to a related party of ICATEN for related services, such as SAP support;

•	Transactions amounting to Ps.43,599 thousand with our partner VYNMSA and its affiliates in connection with the development of the OMA-VYNMSA Industrial Park located in the Monterrey airport; and
•	Transactions amounting to Ps.553,405 thousand in terminal construction, Ps.310 thousand in platform maintenance, and Ps.72 thousand in leases, in each case contracted with related parties.

As of December 31, 2019, rents paid to ICA Servicios de Dirección Corporativa, S.A. de C.V., related to the lease of corporate offices located in Mexico City amounted to $5.2 million. The present value of the outstanding liability generated by the lease agreement for the aforementioned offices amounted to $6.0 million as of December 31, 2019.

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

On July 8, 2016, the local court in Ciudad Juárez ruled that the claims against the Ciudad Juárez airport were inadmissible. The claimants filed an appeal before the Appellate Court in Chihuahua against the court’s determination and on July 31, 2017, the First Civil Court overturned the lower court’s decision and ruled in favor of the plaintiffs. The First Civil Court required the Mexican government to pay restitution to the plaintiffs for the loss of their property. The Mexican government filed an injunction proceeding (amparo) to appeal the decision. On May 25, 2018, the First Civil Court overturned its decision and absolved the Mexican government and Ciudad Juárez airport.  The plaintiffs appealed this decision to the Mexican Supreme Court, which on May 25, 2019, determined not to hear the matter at hand and ordered the return of the file to the First Civil Court for all applicable legal effects.

In compliance with the Mexican Supreme Court’s decision, the First Civil Court restarted its proceedings and on December 12, 2019 ruled against of the plaintiffs by denying the requested injunction proceeding (amparo).   As a result, the plaintiffs filed a non-conformity recourse that will be heard by the Mexican Supreme Court. As of April 22, 2020, the proceedings are still under review by the Mexican Supreme Court and therefore final resolution is pending.

In the event that any subsequent legal resolution results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government fails to repossess the land, our concession to operate the Ciudad Juárez airport would terminate.  In 2019, the Ciudad Juárez airport represented 5.3% of our consolidated total revenues.  We believe that under the terms of our concessions the termination of the Ciudad Juárez concession as a result of the foregoing legal proceeding, would not affect the validity of our remaining airport concessions and that the Mexican government would be obliged to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession.  We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

Disputed Land Ownership at the Monterrey Airport

On August 8, 2015, Banco Mercantil del Norte, S.A., acting as trustee, filed a claim against the Monterrey airport in connection with the ownership of land previously acquired by the Monterrey airport.  The plaintiff argued that the documents of sale to the Monterrey airport were null and void and sought restitution. On August 8, 2018, the court found that the plaintiff’s claims were inadmissible, and the plaintiff appealed the decision, which as of April 22, 2020 is still under review.

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

In November 2018, the municipality of Culiacán filed property tax claims against us for Ps.2,425 thousand, plus Ps.3,339 thousand in other fees. In response to these claims, we filed an injunction and administrative appeal before the Sinaloa Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Sinaloa). The Ministry of Communications and Transportation was asked to join the proceeding as an interested third party. As of April 22, 2020, the Ministry of Communications and Transportation has not joined the proceeding, and the final resolution of this dispute remains pending.

 In May 2019, the Municipality of Acapulco filed property tax claims against us for Ps.27,012 thousand for property tax considering Acapulco Airport as a solidary debtor to the Mexican Airport and Auxiliary Services Agency.  An administrative annulment proceeding was filed against these claims, which as of April 22, 2020 is yet to be resolved.

In September 2019, the Municipality of Chihuahua filed property tax claims against us for Ps.113,529 thousand. Administrative annulment proceedings were filed against these claims, which as of April 22, 2020 are yet to be resolved.

In December 2019, the Municipality of Tampico filed property tax claims against us for Ps.18,840 thousand. An administrative annulment proceeding was filed against these claims, which as of April 22, 2020 is yet to be resolved.

In March 2020, the Municipality of Ciudad Juárez filed property tax claims against us for Ps.16,097 thousand. An administrative annulment proceeding was filed against these claims, which as of April 22, 2020 is yet to be resolved.

Other municipalities in which we operate may assert similar claims.

Amparo Trial related to Municipal Licenses

In September 2019, the municipal authority of Chihuahua carried out verification visits at the commercial premises located at the Chihuahua Airport to request municipal operating licenses, likewise requiring the Chihuahua Airport to present its construction license.  A request for amparo was filed against such requirements by the Chihuahua Airport, challenging the visit order and the unconstitutionality of the municipal regulations applied. The court issued a ruling in favor of the Chihuahua airport, indicating that the commercial spaces of the Chihuahua airport are under federal not municipal jurisdiction. The municipal authority may challenge the ruling, but it has not done so as of the date of this report.

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

DIVIDENDS AND CAPITAL STOCK REIMBURSEMENTS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock (without adjustment for inflation).  Our legal reserve fund was Ps.60,729 thousand as of December 31, 2019 (excluding reserve amounts corresponding to 2018 net income), which represented 20.1% of our capital stock as of such date.

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

We paid aggregate dividends of Ps.1,575,083 thousand in 2017, Ps.1,598,680 thousand in 2018 and Ps.1,598,681 thousand in 2019.

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

Material Changes to the Rights Conferred by Our Securities Registered with the Mexican National Registry of Securities and Traded in the Mexican Market

As of December 31, 2019, there have been no material changes to the rights conferred by our securities registered with the Mexican National Registry of Securities and traded in the Mexican market.

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

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 22, 2020:

	Authorized	Issued and Outstanding
Capital Stock:
Series B shares	344,004,973	340,345,556
Series BB shares	49,766,000	49,766,000
Total	393,770,973	390,111,556	(1)

(1)The difference between our authorized capital stock and our outstanding capital stock constitutes 3,659,417 shares repurchased and held by the Company.

All ordinary shares confer equal rights and obligations to holders within each series.  The Series BB shares have special voting and other rights described below.

Our bylaws provide for the issuance of the following shares, which have the characteristics described below:

•	Series B. Series B shares currently represent 87.2% of our capital. Series B shares may be held by any Mexican or foreign natural person, company or entity.
•

Series BB.  Series BB shares currently represent 12.8% of our capital.  Series BB shares, which are issued pursuant to Article 112 of the Mexican General Law of Business Corporations (Ley General de Sociedades Mercantiles), may be held by any Mexican or foreign natural person, company or entity.

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

Subject to certain exceptions for short‑term and hedged positions, the U.S.‑dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (a “PFIC”).  The income tax treaty between the United States and Mexico has been approved for the purposes of the qualified dividend rules.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 and 2019 taxable years.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2020 taxable year.

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

Specified Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets.  “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Series B shares or ADSs) that are not held in accounts maintained by financial institutions.  Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals.  Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria.  U.S. holders that fail to report the required information could be subject to substantial penalties.  Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Class B shares or ADSs, including the application of the rules to their particular circumstances.

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

The person responsible of handling requests from investors and analysts on our behalf is our Chief Financial Officer, Ruffo Pérez Pliego del Castillo, who can be reached at Plaza Metrópoli Patriotismo, Piso 5, Av. Patriotismo 201, Col. San Pedro de los Pinos, Benito Juárez , Ciudad de México, México.

Item 11.        Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month. In 2017, 2018 and 2019, 12.9%, 13.4% and 14.2%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. A depreciation of the Mexican peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, in which case, we may provide discounts to passenger charges or to the airlines. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

In addition, we had a total of U.S.$2.5 million in U.S. dollar-denominated debt as of December 31, 2019. Future decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of servicing such indebtedness. See Note 21 to our audited consolidated financial statements for additional disclosures about market risk.

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

The following table sets forth the amounts that we received in 2019, directly or indirectly, from JPMorgan Chase Bank N.A., as depositary of our ADSs:

Description	Amount

For expenses related to the establishment of the facility including, but not limited to, investor relations expenses, the initial NASDAQ application and listing fees or any other program-related expenses.	U.S.$	—

For expenses related to the administration and maintenance of the facility including, but not limited to, investor relations expenses, the annual NASDAQ listing fees or any other program-related expenses.	U.S.$	644,824

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

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.        Controls and Procedures

(a)          Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2019.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2019, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.  Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2019.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013), which has been early-adopted.

Based on our assessment and those criteria, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2019.  Additionally, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c)          Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated April 30, 2020, expressed an unqualified opinion on those financial statements and includes an emphasis of matter paragraph related to the effects of the new outbreak of coronavirus disease ("COVID-19") after the reporting period stated in note 29, and, an explanatory paragraph related to the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in note 3 d.

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

/s/ Omar Esquivel Romero

C.P.C. Omar Esquivel Romero

México City, Mexico

April 30, 2020

(d)          Changes in Internal Control over Financial Reporting

There has been no change in internal controls over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(e)  COVID-19 Pandemic

As a result of the COVID-19 pandemic and related advisories and restrictions put in place by the Mexican government in March and April 2020, including a recommendation that residents stay home, the Company has implemented remote working arrangements for certain employees, which has not impacted our automated systems.  These temporary measures have not impacted our internal control over financial reporting in 2020 as the processes established in the Company’s policies and procedures remain in force.

Item 16.        [Reserved]

Item 16A.     Audit Committee’s Financial Expert

Our Board of Directors has determined that Mr. Martin Werner Wainfeld, a member of our Audit Committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A.  The shareholders’ meeting of April 30, 2019, appointed Mr. Martin Werner Wainfeld as the independent director required by the Mexican Securities Law and applicable NASDAQ listing standards and as an “audit committee financial expert” within the meaning of this Item 16A.  See “Item 6. Directors, Senior Management and Employees—Directors.”

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

Item 16C.     Principal Accountant Fees and Services Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited (Deloitte), during the fiscal years ended December 31, 2018 and 2019:

	2018		2019
	(in thousands of pesos)
Audit fees	Ps.	13,964	Ps.	12,153
Tax fees		—		—
All other fees		—		—
Total fees	Ps.	13,964	Ps.	12,153

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

SHARES REPURCHASED BY US PURSUANT TO THE SHARE REPURCHASE PROGRAM

			(c) Total number of	(d) Maximum
			shares purchased as	number of shares
		(b) Average price	part of publicly	that may yet be
	(a) Number of shares	paid or received per	announced plans or	purchased under the
2019	purchased (issued)	share in pesos	programs (issued)	plans or programs
January 1–31	—	—	—	N/A
February 1–28	—	—	—	N/A
March 1–31	—	—	—	N/A
April 1–30	—	—	—	N/A
May 1–31	—	—	—	N/A
June 1–30	—	—	—	N/A
July 1–31	—	—	—	N/A
August 1–31	1,537,427	111	—	N/A
September 1–30	345,459	115	—	N/A
October 1–31	—	—	—	N/A
November 1–30	—	—	—	N/A
December 1–31	262,765	129	—	N/A
Total	2,145,651	N/A	—	N/A

SHARES PURCHASED BY SETA

			(c) Total number of	(d) Maximum
			shares purchased as	number of shares
		(b) Average price paid	part of publicly	that may yet be
	(a) Number of shares	or received per share	announced plans or	purchased under the
2019	purchased	in pesos	programs	plans or programs
January 1–31	—	—	—	N/A
February 1–28	—	—	—	N/A
March 1–31	—	—	—	N/A
April 1–30	—	—	—	N/A
May 1–31	—	—	—	N/A
June 1–30	—	—	—	N/A
July 1–31	—	—	—	N/A
August 1–31	—	—	—	N/A
September 1–30	—	—	—	N/A
October 1–31	—	—	—	N/A
November 1–30	—	—	—	N/A
December 1–31	—	—	—	N/A
Total	—	—	—	N/A

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

•The duties of our Audit Committee include, among others, the following:

•issuing recommendations to the Board of Directors for the appointment of an external auditor of the Company, as well as for the contracting of services other than auditing, and providing an opinion about any removal of such external auditor;

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

Item 16H.     Mine Safety Disclosures

Not applicable.

PART III

Item 17.        Financial Statements

Not applicable.

Item 18.        Financial Statements

Reference is made to pages F-1 through F-70 of this annual report.

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

2.d*	Description of the registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

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

Exhibit No.	Description

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

8.1	List of subsidiaries of GACN (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2018 filed on April 30, 2019).

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007).

12.1*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2020.

12.2*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2020.

Exhibit No.	Description

13.1*	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2020.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Document.

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

Dated: April 30, 2020

*****

Grupo Aeroportuario del Centro

Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of ICA Tenedora, S.A. de C.V.)

Consolidated Financial Statements for the Years Ended December 31, 2019, 2018 and 2017, and Report of Independent Registered Public Accounting Firm Dated April 30, 2020

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of ICA Tenedora, S.A. de C.V.)

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the Years Ended December 31, 2019, 2018 and 2017

Index for Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2019, 2018 and 2017, the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 d. to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Mexico.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2020 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Emphasis of a Matter

We draw attention to Note 29 of the consolidated financial statements, which describes the effects of the new outbreak of coronavirus disease ("COVID-19") after the reporting period.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Omar Esquivel Romero

C.P.C. Omar Esquivel Romero

México City, Mexico

April 30, 2020

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of ICA Tenedora, S.A. de C.V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

			Thousands of
			U.S. dollars
			(Convenience
			Translation
			Note 3 d)	December 31,
	Notes		2019	2019		2018		2017
Assets:
Cash and cash equivalents	6	U.S.$	181,737	Ps.	3,429,873	Ps.	2,958,902	Ps.	2,333,007
Other investments held to maturity			—		—		19,657		49,338
Accounts receivable, net	7		40,151		757,756		696,566		630,757
Recoverable taxes			15,672		295,768		112,665		130,205
Repayments for constructions to related parties	25		9,643		181,989		38,347		98,017
Repayments for contractors			5,446		102,776		93,169		218,442
Other accounts receivable and prepaid expenses	8		2,265		42,742		40,261		38,856
Total current assets			254,914		4,810,904		3,959,567		3,498,622

Non-current assets:

Property, leasehold improvements and equipment, net	9		140,261		2,647,101		2,670,262		2,601,397

Investment in airport concessions, net	10		491,033		9,267,111		8,566,656		7,648,417
Rights of use of leased assets, net	18		11,169		210788		0		0
Other assets, net			2,334		44,053		77,060		104,330

Deferred income taxes	19		15,737		297,004		316,939		348,034

Total non-current assets			660,534		12,466,057		11,630,917		10,702,178
Total assets		U.S.$	915,448	Ps.	17,276,961	Ps.	15,590,484	Ps.	14,200,800

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note 3 d)		December 31,
	Notes	2019		2019		2018		2017
Liabilities and shareholders’ equity:
Current liabilities:
Current portion of long-term debt	15	U.S.$	1,953	Ps.	36,851	Ps.	41,425	Ps.	50,852
Current portion of major maintenance provision	16		8,030		151,554		224,982		232,645
Current portion of financial leases	18		3,832		72,320		12,948		6,592
Trade accounts payable	12		10,427		196,791		203,999		249,390
Payable taxes and other accrued expenses	13		31,276		590,262		515,160		434,772
Accounts payable to related parties	25		9,936		187,515		226,202		130,022
Total current liabilities			65,454		1,235,293		1,224,716		1,104,273

Non-current liabilities:
Long-term debt	15		238,798		4,506,758		4,543,169		4,582,420
Major maintenance provision	16		42,513		802,342		718,566		624,979
Guarantee deposits			20,541		387,656		312,196		304,395
Labor obligations	17		5,625		106,160		79,905		127,479
Financial leases			7,871		148,540		15,858		30,858
Deferred income taxes	19		10,741		202,717		184,147		197,081
Total non-current liabilities			326,089		6,154,173		5,853,841		5,867,212
Total liabilities			391,543		7,389,466		7,078,557		6,971,485

Commitment and contingencies	20

Shareholders’ equity	22
Contributed capital:
Common stock			15,988		301,739		303,394		303,394
Additional paid-in capital			1,578		29,786		29,786		29,786
			17,566		331,525		333,180		333,180
Earned capital:
Reserve for repurchase of shares			66,628		1,257,454		1,466,016		1,466,016
Retained earnings			430,354		8,121,937		6,534,804		5,281,662
Accumulated other comprehensive loss			223		4,194		13,178		(10,991)
			497,205		9,383,585		8,013,998		6,736,687
Controlling interest			514,771		9,715,110		8,347,178		7,069,867
Non-controlling interest			9,134		172,385		164,749		159,448

Total shareholders’ equity			523,905		9,887,495		8,511,927		7,229,315
Total liabilities and shareholders’ equity		U.S.$	915,448	Ps.	17,276,961	Ps.	15,590,484	Ps.	14,200,800

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of ICA Tenedora, S.A. de C.V.)

Consolidated Statements of Income and Other Comprehensive Income

(Thousands of Mexican pesos, except per share data)

		Thousands of U.S.
		dollars
		(Convenience
		Translation
		Note 3 d)		For the years ended December 31,
	Notes	2019		2019		2018		2017
Revenues:
Aeronautical services	27	U.S.$	304,814	Ps.	5,752,662	Ps.	5,140,052	Ps.	4,347,031
Non-aeronautical services	27		96,415		1,819,605		1,625,497		1,456,338
Construction services	10		50,593		954,834		1,141,505		1,326,458
Total revenues			451,822		8,527,101		7,907,054		7,129,827

Operating costs and expenses:
Cost of services, excluding depreciation and amortization	28		50,560		954,207		977,896		981,065
Major maintenance provision	16		15,489		292,324		248,636		291,038
Cost of construction	10		50,593		954,834		1,141,505		1,326,458
Administrative expenses			28,754		542,664		563,151		587,917
Right to use airport facilities			19,264		363,561		319,180		271,331
Technical assistance fees	25		7,954		150,108		172,610		135,074
Depreciation and amortization			22,003		415,252		351,745		299,205
Other income, net	24		(61)		(1,155)		(205)		(1,380)
Total operating costs and expenses			194,556		3,671,795		3,774,518		3,890,708

Operating income			257,266		4,855,306		4,132,536		3,239,119

Interest expense			19,923		376,008		325,557		352,822
Interest income			(9,073)		(171,236)		(194,091)		(127,290)
Exchange loss, net			2,696		50,878		15,488		63,072
			13,546		255,650		146,954		288,604

Income before income taxes			243,720		4,599,656		3,985,582		2,950,515

Income tax expense	19		72,709		1,372,222		1,121,403		813,073

Consolidated net income for the year			171,011		3,227,434		2,864,179		2,137,442
Other comprehensive income (loss):
Items that will not be subsequently reclassified to profit or loss:
Actuarial gain (loss) on labor obligations	17 and 23		(680)		(12,834)		24,173		(4,199)
Income tax relating to actuarial loss (gain) on labor obligations	23		204		3,850		(4)		1,260
Total other comprehensive income (loss)			(476)		(8,984)		24,169		(2,939)

Total comprehensive income for the year		U.S.$	170,535	Ps.	3,218,450	Ps.	2,888,348	Ps.	2,134,503
Consolidated net income attributable to:
Controlling interest		U.S.$	170,606	Ps.	3,219,798	Ps.	2,851,822	Ps.	2,127,576
Non-controlling interest			405		7,636		12,357		9,866
		U.S.$	171,011	Ps.	3,227,434	Ps.	2,864,179	Ps.	2,137,442
Comprehensive income attributable to:
Controlling interest		U.S.$	170,130	Ps.	3,210,814	Ps.	2,875,991	Ps.	2,124,637
Non-controlling interest			405		7,636		12,357		9,866
		U.S.$	170,535	Ps.	3,218,450	Ps.	2,888,348	Ps.	2,134,503
Basic and diluted earnings per share of controlling interest		U.S.$	0.43440	Ps.	8.1984	Ps.	7.2483	Ps.	5.4046
Weighted average shares outstanding			392,736,827		392,736,827		393,446,466		393,660,889

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of ICA Tenedora, S.A. de C.V.)

Consolidated Statements of Changes in Shareholders’ Equity

(Thousands of Mexican pesos, except share data (Note 22))

		Contributed capital						Retained earnings				Accumulated
						Total		Reserve for				other						Total non-		Total
	Number of			Additional		contributed		repurchase of		Retained		comprehensive		Total earned		Total controlling		controlling		shareholders’
	shares	Common stock		paid-in capital		capital		shares		earnings		income		capital		interest		interest		equity

Balance as of January 1, 2017	393,770,973	Ps.	303,644	Ps.	29,786	Ps.	333,430	Ps.	1,383,124	Ps.	4,846,045	Ps.	(8,052)	Ps.	6,221,117	Ps.	6,554,547	Ps.	132,433	Ps.	6,686,980

Repurchase of shares, net	(324,507)		(250)		—		(250)		(33,984)		—		—		(33,984)		(34,234)		—		(34,234)
Dividends paid	—		—		—		—		—		(1,575,083)		—		(1,575,083)		(1,575,083)		—		(1,575,083)
Increase in non-controlling interest	—		—		—		—		—		—		—		—		—		17,149		17,149
Increase in reserve for repurchase of shares	—		—		—		—		116,876		(116,876)		—		—		—		—		—
Consolidated comprehensive income	—		—		—		—		—		2,127,576		(2,939)		2,124,637		2,124,637		9,866		2,134,503

Balance as of December 31, 2017	393,446,466	Ps.	303,394	Ps.	29,786	Ps.	333,180	Ps.	1,466,016	Ps.	5,281,662	Ps.	(10,991)	Ps.	6,736,687	Ps.	7,069,867	Ps.	159,448	Ps.	7,229,315

Dividends paid	—		—		—		—		—		(1,598,680)		—		(1,598,680)		(1,598,680)		(7,056)		(1,605,736)
Consolidated comprehensive income	—		—		—		—		—		2,851,822		24,169		2,875,991		2,875,991		12,357		2,888,348

Balance as of December 31, 2018	393,446,466		303,394		29,786		333,180		1,466,016		6,534,804		13,178		8,013,998		8,347,178		164,749		8,511,927

Repurchase of shares, net	(2,145,651)		(1,655)		—		(1,655)		(242,546)		—		—		(242,546)		(244,201)		—		(244,201)
Dividends paid	—		—		—		—		—		(1,598,681)		—		(1,598,681)		(1,598,681)		—		(1,598,681)
Increase in reserve for repurchase of shares	—		—		—		—		33,984		(33,984)		—		—		—		—		—
Consolidated comprehensive income	—		—		—		—		—		3,219,798		(8,984)		3,210,814		3,210,814		7,636		3,218,450

Balance as of December 31, 2019	391,300,815	Ps.	301,739	Ps.	29,786	Ps.	331,525	Ps.	1,257,454	Ps.	8,121,937	Ps.	4,194	Ps.	9,383,585	Ps.	9,715,110	Ps.	172,385	Ps.	9,887,495

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of ICA Tenedora, S.A. de C.V.)

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

z
	Thousands of U.S.
	dollars
	(Convenience
	Translation
	Note 3 d)		Year ended December 31,
	2019		2019		2018		2017
Cash flows from operating activities:
Income before income taxes	U.S.$	243,720	Ps.	4,599,656	Ps.	3,985,582	Ps.	2,950,515
Adjustments for:
Depreciation and amortization		22,003		415,252		351,745		299,192
Major maintenance provision		15,489		292,324		248,636		291,038
Decrease in allowance for doubtful accounts		(13)		(241)		(5,960)		(10,561)
Gain on sales of property and equipment		(62)		(1,162)		(205)		(1,340)
Interest income		(9,073)		(148,079)		(194,091)		(127,290)
Interest expense		19,923		352,851		325,557		352,822
Unrealized exchange rate fluctuation		2,332		44,007		53,013		60,458
		294,319		5,554,608		4,764,277		3,814,834
(Increase) decrease trade accounts receivable, net		(3,229)		(60,949)		(59,849)		93,934
(Increase) decrease recoverable tax		(9,702)		(183,103)		19,210		(26,091)
(Increase) decrease of repayment for contractors, other accounts receivable and prepaid expenses		(1,333)		(25,156)		4,740		2,195
Increase (decrease) trade accounts payable		(1,424)		(26,880)		61,653		(12,536)
(Decrease) increase payable taxes and other accrued expenses		2,192		41,367		(27,596)		(13,628)
Income taxes paid		(70,198)		(1,324,834)		(995,258)		(829,973)
Increase (decrease) related parties, net		(2,240)		(42,276)		97,093		(75,966)
Major maintenance provision		(16,168)		(305,133)		(139,320)		(97,784)
Increase guarantee deposits and labor obligations		4,708		88,880		(15,604)		66,348
Net cash flows from operating activities		196,926		3,716,524		3,709,346		2,921,333
Cash flows from investment activities:
Acquisition of property improvements		(3,026)		(57,103)		(211,230)		(221,773)
Other non-current assets		(40)		(753)		(4,230)		(21,519)
Proceeds from sale of property and equipment		62		1,162		205		1,340
Acquisition of improvements in concessioned assets		(57,566)		(1,086,426)		(1,071,828)		(1,368,770)
Other investments held to maturity		1,042		19,657		29,681		(49,338)
Interest received		9,073		171,236		169,029		117,284
Net cash flows used by investing activities		(50,455)		(952,227)		(1,088,373)		(1,542,776)
Cash flow from financing activities:
Loans obtained from related parties		779		14,700		46,550		14,700
Payment of long-term debt		(2,161)		(40,790)		(49,563)		(51,168)
Interest paid		(17,343)		(327,309)		(323,070)		(350,499)
Dividends paid		(84,709)		(1,598,681)		(1,605,736)		(1,575,083)
Financial leases payments		(2,659)		(50,180)		(8,644)		—
Repurchase of shares		(12,939)		(244,201)		—		(34,234)
Increase in non-controlling interest		—		—		—		17,149
Net cash used by financing activities		(119,032)		(2,246,461)		(1,940,463)		(1,979,135)
Net increase (decrease) in cash and cash equivalents		27,439		517,836		680,510		(600,578)
Effects of exchange rate changes on the foreign currency cash balance		(2,484)		(46,865)		(54,615)		(72,207)
Cash and cash equivalents at the beginning of the year cash balance		156,782		2,958,902		2,333,007		3,005,792
Cash and cash equivalents at the end of the year	U.S.$	181,737	Ps.	3,429,873	Ps.	2,958,902	Ps.	2,333,007

Non cash investing activities which are not reflected in the consolidated statements of cash flows:
Acquisition of property, leasehold improvements and equipment, including finance leases	U.S.$	31	Ps.	593	Ps.	5,301	Ps.	51,099
Acquisition of other assets		14		265		610		4,484
Acquisition of improvements in concessioned assets		1,540		29,068		22,094		74,586

The accompanying notes are an integral part of these consolidated financial statements

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of ICA Tenedora, S.A. de C.V.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Mexican pesos, except otherwise indicated)

1.           Nature of business operations

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. (“GACN” or the “Company”), is a direct subsidiary of ICA Tenedora, S. A. de C.V. (“ICATEN”), the ultimate parent company. GACN is a holding company, whose subsidiaries are engaged in the administration, operation, and use of 13 airports under a concession granted by the Mexican Government through the Ministry of Communications and Transportation. The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón, and Zacatecas. The Company also generates revenue from hotel services provided by Consorcio Grupo Hotelero T2, S.A. de C.V. (the Terminal 2 NH Hotel) and Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V. (the Hilton Garden Inn Hotel), located at Terminal 2 of the Mexico City International Airport and at Monterrey International Airport, respectively.

The address of the Company’s corporate office is Patriotismo #201, 5th Floor, San Pedro de los Pinos,  Mexico City,  Zip Code 03800.

2.           Significant event

GACN’s Annual Shareholders’ Meeting approves Ps.1,600 million dividend payment

At the Annual Shareholders’ Meeting held on April 29, 2019 the shareholders approved the payment of a cash dividend to all shareholders of Ps.1,600 million, to be paid in a single installment of Ps.4.0633 per share. The dividend was paid on May 17, 2019 for Ps.1,598,681 corresponding to the shares outstanding. In addition, the shareholders approved a share repurchase reserve of Ps.1,500 million and authorized the use of up to that amount to repurchase shares during 2019 and until the next annual meeting approved when the 2019 results would be approved. The reserve created in 2019 was in the amount of Ps.33,984.

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

ii)Fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope IAS 17, Leases (2018 and 2017) and NIIF 16, Leases (2019), and valuations that have some similarities to fair value but are not fair value, such as the value in use in IAS 36 (Impairment of Assets).

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

d.Convenience translation

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2019 and for the year then ended have been translated into U.S. dollar amounts at the exchange rate of Ps.18.8727 pesos per U.S. dollar, as published by Banco de México, S.A. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

e.Reporting and functional currency

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

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2019 were the same as those applied in the consolidated financial statements for 2018 and 2017, except for the standards and interpretations described in paragraph (a) (I) included below, which were applicable to the Company and were effective during 2019.

a.	Adoption of International Financial Reporting Standards

I.	Application of new and revised International Financing Reporting Standards (“IFRSs” or “IAS”) that are mandatorily effective for the accounting period beginning on or after 2019

In the current year, the Company applied new IFRSs issued by the IASB that are mandatorily effective for an accounting period beginning on or after January 1, 2019.

New and amended IFRS Standards that are effective for the current year

i.	IFRS 16, Leases

The Company implemented IFRS 16 (issued by the IASB in January 2016), which establishes new or modified requirements regarding lease accounting. It introduces significant changes to the lessee's accounting, eliminating the distinction between an operating and financial lease, requiring the recognition of an asset for use rights and a lease liability on the start date of all leases, except those considered to be short term or low value assets. In contrast to lessee accounting, the requirements for the lessor remain significantly unchanged. Details of these new requirements are described in note 3. The impact of the adoption of IFRS 16 on the consolidated financial statements is described below.

The Company has applied IFRS 16 using the modified retrospective approach, which involves recognition of the cumulative effect of adopting the new standard as of January 1, 2019. For this reason, it will not restate the financial information for the comparative years presented (fiscal years ended December 31, 2018 and 2017).

a) Impact of the new definition of a lease

The Company has made use of the practical expedient available on transition to IFRS 16 not to reassess whether a contract is or contains a lease. Accordingly, the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to be applied to those leases entered into or modified before January 1, 2019.

The change in definition of a lease mainly relates to the concept of control. IFRS 16 determines whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for consideration. This is in contrast to the focus on ‘risks and rewards’ in IAS 17 and IFRIC 4.

The Company applies the definition of a lease and related guidance set out in IFRS 16 to all contracts entered into or changed on or after  January 1, 2019. For the first-time application of IFRS 16, the Company concluded that the new definition in IFRS 16 did not significantly change the scope of its contracts that meet the definition of a lease.

b) Impact on lessee accounting

1) Former operating leases

IFRS 16 changes how the Company accounts for leases previously classified as operating leases under IAS 17, which were not recognized on the balance sheet.

Applying IFRS 16, for all leases (except as noted below), the Company:

•	Recognizes right-of-use assets and lease liabilities in the consolidated statement of financial position, initially measured at the present value of the future lease payments;
•	Recognizes depreciation of right-of-use assets and interest on lease liabilities in profit or loss;
•

Separates the total amount of cash paid into a principal portion (presented within financing activities) and interest (presented within financing activities) in the consolidated statement of cash flows.

Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36.

2) Former finance leases

The main differences between IFRS 16 and IAS 17 with respect to contracts formerly classified as finance leases is the measurement of the residual value guarantees provided by the lessee to the lessor. IFRS 16 requires that the Company recognizes as part of its lease liability only the amount expected to be payable under a residual value guarantee, rather than the maximum amount guaranteed as required by IAS 17. This change did not have a material effect on the Company’s consolidated financial statements.

c)   Impact on lessor accounting

IFRS 16 does not change substantially how a lessor accounts for leases. Under IFRS 16, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently.

d)  Financial impact of the initial application of IFRS 16

•

As of January 1, 2019, the application of IFRS 16 to leases previously classified as operating leases under IAS 17 resulted in the recognition of right-of-use assets of Ps.213,342 and lease liabilities by the same amount.

•

Equipment under finance lease arrangements previously presented within ‘Property, plant and equipment’ of Ps.18,475 is now presented within the line item ‘Right-of-use assets’. There has been no change in the amount recognized.

•	For the year ended December 31, 2019, the impact on the income statement was a decrease in lease expense of Ps.43,900 and an increase in depreciation of Ps.37,269 and interest expense of Ps.22,983.

The application of IFRS 16 has an impact on the consolidated statement of cash flows of the Company. Under IFRS 16, lessees must present:

•	Short-term lease payments, payments for leases of low-value assets and variable lease payments not included in the measurement of the lease liability as part of operating activities;

•

Cash paid for the interest portion of a lease liability as either operating activities or financing activities, as permitted by IAS 7 (the Company has opted to include interest paid as part of financing activities); and

•	Cash payments for the principal portion for a lease liability, as part of financing activities.

Under IAS 17, all lease payments on operating leases were presented as part of cash flows from operating activities. Consequently, the net cash generated by operating activities increased by Ps. 19,791 in 2019 as, lease payments now impact financing activities, and net cash used in financing activities has increased by the same amount.

The impact of the application of IFRS 16 on basic and diluted earnings per share is not material.

ii.	Impact of the application of other modifications and interpretations to IFRS that are effective for an annual period beginning on or after the January 1, 2019

In the current year, the Company has applied a series of modifications to IFRSs and their related interpretations issued by the IASB that are effective for an annual period beginning on or after the January 1, 2019.

IFRS Standards 2015–2017 Cycle. The Annual Improvements include amendments to four Standards:

a.	IAS 12 Income Taxes

The amendments clarify that an entity should recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the Company originally recognized the transactions that generated the distributable profits. This is the case irrespective of whether different tax rates apply to distributed and undistributed profits.

b.	IAS 23 Borrowing Costs

The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

c.	IFRS 3 Business Combination

The amendments clarify that when the Company obtains control of a business that is a joint operation, the Company applies the requirements for a business combination achieved in stages, including remeasuring its previously held interest (PHI) in the joint operation at fair value. The PHI to be remeasured includes any unrecognized assets, liabilities and goodwill relating to the joint operation.

d.	IFRS 11 Joint Arrangements

The amendments to IFRS 11 clarify that when a party that participates in, but does not have joint control of, a joint operation that is a business and obtains joint control of such a joint operation, the entity does not remeasure its PHI in the joint operation.

The Company’s management determined that the application of these amendments did not have a material impact on the consolidated financial statements.

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

The Company’s management determined that the application of these amendments did not have a material impact on the consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The interpretation requires an entity to:

•	Determine if uncertain tax positions are assessed separately or as a group;
•	Assess whether the tax authority is likely to accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax returns:

o	If yes, the accounting tax position must be determined in a manner consistent with the tax treatment used in income tax returns.

o	If not, the effect of uncertainty on the determination of the accounting tax position should be reflected using the most probable amount or the expected value method.

The Company’s management determined that the application of these amendments did not have a material impact on the consolidated financial statements.

II.	New and revised IFRS Standards in issue but not yet effective

At the date of these consolidated financial statements, the Company has not applied the following new and revised IFRS Standards that have been issued but are not yet effective:

–      Modifications to IFRS 3 - Business definition (1)

–      Modifications to IAS 1 and IAS 8 - Materiality definitions (1)

–      Conceptual framework - Conceptual framework of IFRS standards (1)

-	Modifications to IFRS 17- Insurance Contracts (2)

(1)	Effective for annual periods beginning on January 1, 2020
(2)	Effective for annual periods beginning on January 1, 2023

Management does not expect that the adoption of these and modifications will have a significant impact on the consolidated financial statements of the Company.

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

Contracts entered into and continue to be held for the purpose of receiving and delivering a non-financial item, in accordance with the intended purchase or use needs of the Company, qualify for the  "own use" (or "normal purchase") exemption that requires excluding these accounting contracts from derivative accounting.

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

As of December 31 2019, 2018 and 2017, all of the Company’s financial assets have been recognized at amortized cost.

i)	Amortized cost and effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition.

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

Financial assets at fair value through other comprehensive income are those whose business model is based on obtaining contractual cash flows and selling financial assets, in addition to their contractual conditions giving rise, on specified dates, to cash flows that they are only payments of the principal and interest on the outstanding principal amount. As of December 31, 2019, the Company does not have financial assets at fair value through other comprehensive income.

iii)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified at fair value through profit or loss when the financial asset is held for trading or it is designated as fair value through profit or loss. As of December 31, 2019, 2018 and 2017, the Company does not have financial assets at fair value through profit.

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

i)	Definition of default

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

ii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred.

iii)	Write-off policy

The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or bankruptcy proceedings. Any recoveries made are recognized in profit or loss.

iv)	Measurement and recognition of expected credit losses

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

The measurement of expected credit losses is a function of the probability of default, loss due to a default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss due to a default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expires, or when it transfers to another entity the financial asset and substantially all the risks and rewards of ownership of the asset.

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

e.	Property, leasehold improvements and equipment, net

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

f.	Leases

Until December 31 2018, leases were classified as finance leases whenever the terms of the lease transfered substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

As of January 1, 2019:

    As lessor

Leases for which the Company is a lessor are classified as financial leases or operating leases. Whenever the terms of the lease transfer substantially all risks and rewards of ownership in the lessee, the contract is classified as a financial lease. All other leases are classified as operating leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

    As lessee

The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise in:

•	Fixed payments, (including in-substance fixed payments; ), less any lease incentives receivable;
•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	The amount expected to be payable by the lessee under a residual value guarantees;
•	The exercise price of purchase options if the lessee is reasonably certain to exercise the options, and
•	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

-      The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

-      The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

-      A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Company did not make any such adjustments during the periods presented.

Right-of-use assets

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfer’s ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Company applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the “Property, Plant and Equipment’ policy.

g.	Guarantee deposits

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

h.	Borrowing costs

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

i.	Investment in airport concessions

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

The Company classified current construction projects as part of improvements to concessioned assets in progress (contract assets).

j.	Impairment of tangible and intangible assets

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

k.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, when it is probable that the Company will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties associated with the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, (when the effect of the time value of money is material).

The main provision recognized by the Company is for major maintenance for its concessioned assets, which is classified as current or noncurrent based on the estimated time period over which it expects to settle the obligation.

l.Major maintenance provisions

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

m.Income taxes

Income tax expense represents the sum of the tax currently and deferred tax. Current tax is determined based on taxable profit, which differs from profit as reported in the consolidated statement of income and other comprehensive income because of items of income or expense that are taxable or deductible in periods different from when they are recognized in accounting profit.

Deferred income taxes are recognized for the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carry forwards. Except as mentioned in the following paragraph, deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for all deductible temporary differences and the expected benefit of tax losses. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

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

n.Employee benefits

Short-term employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

Certain subsidiaries are subject to payment of statutory employee profit sharing and is recorded in the results of the year in which it is incurred and presented under cost and administrative expenses in the consolidated statements of income and other comprehensive income.

As a result of the Income Tax Law of 2014, as of December 31, 2019, 2018 and 2017, the PTU is determined based on taxable income according to section I of article 9 of the same Law.

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

o.Revenue recognition

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

The Company’s policy for recognition of revenue from operating leases is described in detail, in subparagraph g) of this note (the Company as lessor).

Hotel services revenues

Revenues are recognized when the services are rendered.

Construction services and costs of improvements to concessioned assets

Under IFRIC 12 (Service Concession Arrangements), the Company recognizes revenues and costs for improvements to the airport concession according to the percentage of completion method derived from the improvements made to the airports and that are included in the master development program. Construction service revenues related to the airport concession are determined based on the exchange between the Company and the government, as the Company constructs or improves the airports based on the master development program, and the government grants the Company the right to obtain revenues from the airport services rendered in return for those construction services. The cost for construction services is determined according to the cost the Company would incur in the construction or improvements based on the investments included in the master development program, for which, through a tender offer, the Company contracts third parties to perform. The revenue amount and cost are equivalent, because the Company does not obtain any profit margin for the construction, and consider that the costs incurred are paid at market prices.

p.Basic and diluted earnings per share

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

•

The Company’s long-lived assets correspond to concessions granted by the Mexican Government, properties, leasehold improvements and equipment. The Company reviews the carrying amounts of its long-lived assets to determine whether there are indications of impairment. In the analysis of impairment indicators. Due to the continuity that exists in the operation of Mexico City International Airport the Company does not identify impairment with respect to the investment of the NH T2 Hotel recorded in improvements in leased assets, whose lease contract with Mexico City International Airport expires in 2029.

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

•	Determining the recoverability of deferred tax assets.

•	The Company’s management determines and recognizes, based on estimates, the major maintenance provision as per concession contracts with the Mexican Government to maintain and restore the airports’ infrastructure, which affects the results of periods ranging from the moment concession infrastructure becomes available for use through the date on which the maintenance and/or repair works are performed. The Company also calculates the appropriate discount rate for determining the present value of expected expenses that are required to meet its obligations. The short- and long-term classification of the provision is based on the best estimate of the Company of the period in which the work is expected to be carried out. There is also a judgment in determining the accounting policy of recognition of this provision.

Although these estimates were made based on the best information available as of December 31, 2019, 2018 and 2017 it is possible that future events may require the Company to modify (increase or decrease) the amounts in the coming years, which in such case would be applicable on a prospective basis by recognizing the effects of changes in estimates in the corresponding consolidated financial statements.

6.           Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	December 31,
	2019		2018		2017

Cash	Ps.	2,916,936	Ps.	1,456,207	Ps.	602,074
Cash equivalents:
Bank notes		512,027		630,537		1,269,090
Commercial paper		—		217,074		139,870
Money market investment funds		910		655,084		321,973
	Ps.	3,429,873	Ps.	2,958,902	Ps.	2,333,007

7.           Accounts receivable

a.           The balance of accounts receivable is as follows:

	December 31,
	2019		2018		2017
Receivables	Ps.	766,748	Ps.	728,552	Ps.	668,980
Allowance for doubtful accounts (note 7 b.)		(8,992)		(31,986)		(38,223)
	Ps.	757,756	Ps.	696,566	Ps.	630,757

Accounts receivable represent principally the passenger charges (TUA) paid by each passenger (other than diplomats, infants, and transit passengers) using the airports operated by the Company. These TUA are collected by airlines and subsequently paid to the Company. As of December 31, 2019, 2018 and 2017, amounts receivable for passenger charges amounted to Ps.625,246, Ps.577,391 and Ps.486,650, respectively.

The Company’s management considers that the carrying amount of accounts receivable approximates its fair value given their short-term nature. No interest income is generated by any short-term account receivable. As of December 31, 2019, 2018 and 2017, the balance of the allowance for doubtful accounts was Ps.8,992, Ps.31,986 and Ps.38,223 respectively.

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

	December 31,
	2019	2018	2017
	%	%	%
Accounts receivable:
Aeroenlaces Nacionales, S. A. de C. V.	21.16	23.76	20.40
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	27.40	24.20	18.14
Aerolitoral, S. A. de C. V.	20.88	21.47	24.21
Aerovías de México, S. A. de C.V.	6.70	7.15	6.01

	Year ended December 31,
	2019	2018	2017
	%	%	%
Revenues by client:
Aerolitoral, S. A. de C. V.	13.26	14.99	14.17
Aeroenlaces Nacionales, S. A. de C. V.	17.79	16.84	15.19
ABC Aerolíneas, S. A. de C. V.	10.38	11.19	11.06
Concesionaria Vuela Compañía de Aviación, S. A. P. I. de C. V.	16.11	13.79	12.74
Aerovías de México, S. A. de C. V.	4.07	4.41	4.85

b.           The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2019		2018		2017

Beginning balance	Ps.	31,986	Ps.	38,223	Ps.	67,482
Decrease		(241)		(5,960)		(10,561)
Write-off		(22,753)		(277)		(18,698)
Ending balance	Ps.	8,992	Ps.	31,986	Ps.	38,223

The write-off of doubtful accounts is recognized once the Company has exhausted all means for collection of the account.

The movements in the estimate for customer impairment in 2019, with the expected loss model used by the Company, are presented below:

	Airports		Others		Total

Gross book value	Ps.	731,146	Ps.	35,602	Ps.	766,748
Collateral		69,221		9,766		78,987

Probability of default in range		0% - 100%		0% - 100%
Loss due to default range		0% - 100%		0% - 100%
Beginning balance of impairment of account receivable	Ps.	31,475	Ps.	511	Ps.	31,986
(Decrease) increase in the provision		125		(366)		(241)
Write-off		(22,753)		—		(22,753)
Ending balance	Ps.	8,847	Ps.	145	Ps.	8,992

8.           Other accounts receivable and prepaid expenses

Other accounts receivable and prepaid expenses are comprised as follows:

	December 31,
	2019		2018		2017

Prepaid expenses	Ps.	33,310	Ps.	27,296	Ps.	23,310
Guarantee deposits		5,897		5,897		5,800
Others		3,535		7,068		9,746
	Ps.	42,742	Ps.	40,261	Ps.	38,856

9.           Property, leasehold improvements and equipment

Property, leasehold improvements and equipment are as follows:

	December 31,
	2019		2018		2017
Net carrying value:
Land (see note 10)	Ps.	1,709,508	Ps.	1,709,508	Ps.	1,709,508
Leasehold improvements		786,085		783,221		660,589
Machinery and equipment		83,611		99,194		116,117
Furniture and office equipment		35,105		42,674		47,113
Transportation equipment		1,555		25,326		36,246
Computer equipment		2,212		4,930		9,483
Construction in progress for leasehold improvements		29,025		5,409		22,341
	Ps.	2,647,101	Ps.	2,670,262	Ps.	2,601,397

													Construction
					Machinery		Furniture						in progress of
			Leasehold		and		and office		Transportation		Computer		leasehold
Cost	Land		improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2017	Ps.	1,707,236		586,016		196,861		147,145		32,318		64,196		78,218		2,811,990
Acquisitions		2,272		107,735		4,502		6,393		34,531		3,805		75,853		235,091
Disposals		—		—		(249)		—		(4,532)		(62)		—		(4,843)
Transfers		—		131,730		—		—		—		—		(131,730)		—
Other		—		—		—		(183)		(1,274)		(242)		—		(1,699)

Balance as of December 31, 2017		1,709,508		825,481		201,114		153,355		61,043		67,697		22,341		3,040,539
Acquisitions		—		53,347		2,293		5,444		1,038		1,102		104,038		167,262
Disposals		—		—		(321)		—		—		(666)		—		(987)
Transfers		—		120,970		—		—		—		—		(120,970)		—
Other		—		—		(127)		(687)		(351)		(402)		—		(1,567)

Balance as of December 31, 2018		1,709,508		999,798		202,959		158,112		61,730		67,731		5,409		3,205,247
Acquisitions		—		49,345		3,386		2,168		—		869		80,290		136,058
Disposals		—		—		—		(525)		—		—		—		(525)
Transfers		—		9,403		—		—		(34,283)		(430)		(55,656)		(80,966)
Other		—		—		—		(20)		(5,792)		(595)		(1,018)		(7,425)
Balance as of December 31, 2019	Ps.	1,709,508	Ps.	1,058,546	Ps.	206,345	Ps.	159,735	Ps.	21,655	Ps.	67,575	Ps.	29,025	Ps.	3,252,389

											Construction in
					Furniture and						progress of
Accumulated	Leasehold		Machinery and		office		Transportation		Computer		leasehold
depreciation	improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2017	Ps.	(129,511)	Ps.	(66,512)	Ps.	(96,310)	Ps.	(23,276)	Ps.	(52,176)	Ps.	—	Ps.	(367,785)
Depreciation		(35,342)		(18,674)		(10,112)		(7,264)		(6,323)		—		(77,715)
Disposals		—		—		—		4,532		47		—		4,579
Other		(39)		189		180		1,211		238		—		1,779

Balance as of December 31, 2017		(164,892)		(84,997)		(106,242)		(24,797)		(58,214)		—		(439,142)
Depreciation		(51,685)		(18,902)		(9,883)		(11,630)		(5,655)		—		(97,755)
Disposals		—		134		—		—		666		—		800
Other		—		—		687		23		402		—		1,112

Balance as of December 31, 2018		(216,577)		(103,765)		(115,438)		(36,404)		(62,801)		—		(534,985)
Depreciation		(55,884)		(18,969)		(9,729)		(4,806)		(3,051)		—		(92,439)
Disposals		—		—		525		—		—		—		525
Other		—		—		12		21,110		489		—		21,611

Balance as of December 31, 2019	Ps.	(272,461)	Ps.	(122,734)	Ps.	(124,630)	Ps.	(20,100)	Ps.	(65,363)	Ps.	—	Ps.	(605,288)

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

Since the concessionaire is part of an integrated economic group, the concessionaire and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V, they will respond jointly and severally to the Ministry of Communications and Transportation, regarding the obligations contained in each of the concessions granted and as indicated in the concession title.

The terms and conditions of each concession contract have been fulfilled in all important aspects during the years ended December 31, 2019, 2018 and 2017.

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

As of December 31, 2019, 2018 and 2017, the carrying value of the right to use airport facilities, airport concessions and improvement to concessioned assets classified as intangible assets are as follows:

	December 31,
	2019		2018		2017
Projects completed and in operation:
Airport concessions	Ps.	605,643	Ps.	605,643	Ps.	605,643
Rights to use airport facilities		3,356,762		3,356,762		3,356,762
Improvements to concessioned assets (see note 15)		7,331,450		6,165,810		4,878,774
Improvements to concessioned assets in progress		624,063		834,868		980,400
Accumulated amortization		(2,650,807)		(2,396,427)		(2,173,162)
	Ps.	9,267,111	Ps.	8,566,656	Ps.	7,648,417

The changes in investment in concessions are as follows:

	December 31,
	2019		2018		2017
Investment in airport concessions
Beginning balance	Ps.	10,963,084	Ps.	9,821,579	Ps.	8,495,121
Increase		954,835		1,141,505		1,326,458
Ending balance		11,917,919		10,963,084		9,821,579
Amortization of airport concessions:
Beginning balance		(2,396,427)		(2,173,162)		(1,981,607)
Increase		(254,380)		(223,266)		(191,555)
Ending balance		(2,650,807)		(2,396,427)		(2,173,162)
Net investment in airport concessions	Ps.	9,267,111	Ps.	8,566,656	Ps.	7,648,417

Master Development Plan – The Company is obligated to carry out maintenance and improvements to concessioned assets according to the master development program. The master development program for 2016-2020 is Ps.4,445,653 based on December 31, 2014 values and Ps.5,999,465 based on December 31, 2019 values, updated using the Mexican Producer Price Index construction subindex, in accordance with the concession contract, the amount to be incurred at December 31, 2019 was Ps.1,157,413, which has a payment schedule in 2020.

In 2009, the Company paid Ps.1,159,613 to acquire land strategically located adjacent to the Monterrey airport to allow for the airport’s future growth, including the construction of a second runway, which the Company intends to complete in the future. The Company is negotiating the recognition of the cost of the investment made in these lands with the Federal Civil Aviation Agency ("AFAC") (formerly the Mexican Bureau of Civil Aviation prior to December 2019), to enable the latter to recognize lands acquired within the framework of the future investments in the concession of the Monterrey airport as part of the master development program required for such airport, not as a fixed asset owned by the Company.

On December 4, 2012, the Monterrey airport received authorization from the Mexican Bureau of Civil Aviation to include Ps.386,538 (amount expressed in nominal pesos of 2009) in investments as part of master development program for 2011-2015. An additional amount of Ps.77,306 was authorized by the Mexican Bureau of Civil Aviation through an extraordinary review of the maximum rate in the year 2011. The Company is still negotiating with the AFAC as an investment in concession of the remainder of the cost of the land acquired for the amount of Ps.695,759. All the amounts included in this disclosure are expressed in pesos as of December 31, 2009. The current amounts, when recognized by the AFAC as part of the investment in concession, will be adjusted based on the NCPI.

The Company’s airports exclusively own the lands acquired, which are classified in the consolidated statements of financial position under the headings of property, leasehold improvements and equipment. The lands will remain classified under these headings until the negotiations with the AFAC have concluded. If the AFAC recognizes the land as part of the concession investment, it is estimated that the property will be transferred to the Mexican Government. At the time of such recognition, the Company shall derecognize the asset and recognize an inclusion of the same amount under investment in airport concessions (improvements in concessioned assets), which will be subject to amortization for the remaining period of the concession.

The Company’s improvements to the airport facilities can be recognized by the  AFAC as part of the investment in airport concession. The cost of airport improvements recognized by the AFAC that are part of the Company’s investment in concession assets is “recovered” in the form of adjustments to the maximum rates that the Company may charge for aeronautical services, which are regulated by the AFAC.

11.         Composition of GACN

a.The following tables set forth information about the composition of GACN as of December 31, 2019, 2018 and 2017:

	Place of	subsidiaries
	incorporation and	December 31,
Principal activity	operation	2019, 2018, 2017
Airports	Mexico	13
Hotels	Mexico	2
Services	Mexico	9
		24

b.The consolidated subsidiaries are as follows:

Name of subsidiary	Ownership Percentage
Airport services;
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

(1)

Includes subsidiaries with interest in; OMA VYNMSA Aero Industrial Park, S.A. de C.V (VYNMSA) of which the Company owns 51% of the shares, Consorcio Hotelero Aeropuerto de Monterrey, S.A.P.I de C.V. with 85% and Servicios Hoteleros Aeropuerto de Monterrey, S.A. de C.V. with 85%.

(2)

Provides hotel services and includes its subsidiaries: Servicios Complementarios del Centro Norte S.A. de C.V., with 100% of the shares, Consorcio Grupo Hotelero T2, S.A. de C.V. and Servicios Corporativos Terminal 2, S.A. de C.V. with 90% of the shares.

The Company has the majority of voting power at shareholders’ meetings of the subsidiaries and has control by virtue of its contractual right to appoint the board of directors of the companies, who are empowered to affect their relevant activities.

As of December 31, 2019, 2018 and 2017, the Company has not made investments in shares of any structured or investment-related entity.

12.         Trade accounts payable

Trade accounts payable consist of the following:

	December 31,
	2019		2018		2017
Suppliers and contractors	Ps.	140,806	Ps.	155,904	Ps.	200,598
Customer advances		43,102		39,877		42,317
Statutory employee profit sharing		12,883		8,218		6,475
	Ps.	196,791	Ps.	203,999	Ps.	249,390

13.         Payable taxes and other accrued expenses

Tax payable and other accrued expenses are comprised of the following:

	December 31,
	2019		2018		2017
Accrued expenses	Ps.	202,363	Ps.	166,588	Ps.	145,123
Taxes payable other than income tax		345,461		308,345		220,524
Accrued interest		42,438		40,227		69,125
	Ps.	590,262	Ps.	515,160	Ps.	434,772

14.         Short-term debt

As of December 31, 2019 the Company has short-term credit lines available with financial institutions for Ps.150,000, which are not in use.

15.         Long-term debt

The long-term debt with credit institutions, debt issuances and other marketable securities before amortization of financing commissions and is comprised as follows:

	December 31,
	2019		2018		2017
Debt securities issued in the Mexican market on June 16, 2014, for Ps. 3,000,000, accruing interest at a fixed rate of 6.85%, for a 7-year term maturing on June 7, 2021. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA	Ps.	3,000,000	Ps.	3,000,000	Ps.	3,000,000

Debt securities issued in the Mexican market on March 26, 2013, for Ps. 1,500,000, accruing interest at a fixed rate of 6.47%, for a 10-year term maturing on March 14, 2023. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA		1,500,000		1,500,000		1,500,000

Unsecured lines of credit with Private Export Funding Corporation (supported by Ex-Im Bank) in 2010 and 2011 for U.S.$ 25,365 thousand maturing on December 21, 2021. As December 31, 2019, 2018 and 2017, outstanding amounts were U.S.$ 2,495 thousand, U.S.$ 4,583 thousand and US.$ 6,536 thousand, respectively. Baggage screening equipment was pledged to secure the loan ⁽²⁾. The loan accrues interest at a three-month London Interbank Offered (“LIBOR”) rate plus 1.25 percentage points, with quarterly payments of principal. As of December 31, 2019, 2018 and 2017, the interest rate was 3.15%, 4.04% and 2.94%, respectively.

		49,575		90,156		128,991

Line of credit with UPS Capital Business Credit (supported by Ex-Im Bank) for U.S.$ 3,120,000. The amount was drawn down upon in April 20, 2014, and the line of credit terminates on January 25, 2019. As of December 31, 2018 and 2017, the outstanding balance was, U.S.$ 156 thousand and U.S.$ 780 thousand, respectively. The line of credit is secured by firefighting equipment ⁽¹⁾. The loan bears interest at three-month LIBOR plus 2.65 percentage points with quarterly principal payments. As of December 31, 2018 and 2017, the interest rate was 5.44% and 4.34%, respectively.		—		3,067		15,396
Total long-term debt		4,549,575		4,593,223		4,644,387
Less:
Financing commissions		(5,966)		(8,629)		(11,115)
		4,543,609		4,584,594		4,633,272
Current portion long-term debt		(36,851)		(41,425)		(50,852)
Long-term debt	Ps.	4,506,758	Ps.	4,543,169	Ps.	4,582,420

(1)

Carrying values are Ps.35,760 and  Ps.44,590  as of December 31, 2018 and 2017, respectively, recorded as improvements to concessioned assets (note 10). The Company is not authorized to use these as collateral or sell them.

(2)

Carrying value amounts to Ps.275,095, Ps.284,008 and Ps.292,922 as of December 31, 2019, 2018 and 2017, respectively, and is recorded in improvements to concessioned assets (note 10). The Company is not authorized to grant such equipment as collateral in other loans or sell them to another Company.

The movement of the initial balance to the final balance of the bank loans for the years ended December 31, 2019, 2018 and 2017 correspond to debt principal payments of $40,790,  $49,563 and $51,168, respectively, and the exchange gain (loss) effects of Ps.2,858, Ps.1,601, and Ps.11,748, respectively. There is no new loan or other movement associated with these loans.

Maturity of long-term debt as of December 31, 2019, 2018 and 2017 is described in note 21.

Outstanding long-term loans include certain restrictive clauses such as, but not limited to, limiting bank loans to subsidiaries, pledge provision, tax payments, other obligations, disposal of fixed assets and other noncurrent assets, as well as the obligation to maintain certain financial ratios. For the years ended December 31, 2019, 2018 and 2017, these restrictions were met.

16.          Major maintenance provision

The Company has the obligation to perform major maintenance activities in its airports. The provision is recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation, at the date of the accompanying consolidated financial statements at a discount rate of 8.00%,  9.67% and 8.85% as of December 31, 2019, 2018 and 2017, respectively.

As of December 31, 2019, 2018 and 2017, the composition and changes of the Company’s major maintenance provision was as follows:

	December 31,							December 31, 2019
	2018		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	943,548	Ps.	315,481	(1)	Ps.	(305,133)	Ps.	151,554	Ps.	802,342

	December 31,							December 31, 2018
	2017		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	857,624	Ps.	225,244	(1)	Ps.	(139,320)	Ps.	224,982	Ps.	718,566

	December 31,							December 31, 2017
	2016		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	669,653	Ps.	285,755	(1)	Ps.	(97,784)	Ps.	232,645	Ps.	624,979

(1)

Includes Ps. (23,157), Ps.23,392 and Ps.5,477, recognized as interest income in the consolidated statement of income and other comprehensive income, for the unwinding effect of the present value calculation as of December 31, 2019, 2018 and 2017, respectively.

17.          Labor obligations

a.         Defined contribution plans

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

The total contributions to these plans based on the specific rates in the plan amounted to Ps.967, Ps.1,454 and Ps.1,105 in 2019, 2018 and 2017, respectively. A total of Ps.133, Ps.541 and Ps.2,628 in 2019, 2018 and 2017, respectively, is pending of payment to the trust.

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

The actuarial calculation of the defined benefit obligation was calculated as of December 31, 2019, 2018 and 2017 by actuaries certified by the National School of Actuaries (Colegio Nacional de Actuarios de México). The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	Year ended December 31,
	2019	2018	2017
Discount rate (see note 5 a.)	8.00%	9.00%	7.75%
Expected rate of salary increase	5.80%	5.80%	4.50%
Average longevity at retirement age for current pensioners (years)	14	13	14
Inflation	5.00%	4.00%	3.50%

The amounts recognized in the consolidated statement of income and other comprehensive income in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2019		2018		2017
Service cost:
Current service cost	Ps.	7,465	Ps.	7,467	Ps.	7,995
Net interest expense		7,156		7,677		7,672
Components of defined benefit costs recognized in profit or loss		14,621		15,144		15,667
Remeasurement on the net defined benefit liability:
Actuarial gains and losses arising from changes in financial assumptions		(161)		(10,131)		—
Actuarial gains and losses arising from experience adjustments		12,995		(14,042)		4,199
Components of defined benefit costs recognized in other comprehensive income (loss)		12,834		(24,173)		4,199
Total	Ps.	27,455	Ps.	(9,029)	Ps.	19,866

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

The amount included in the consolidated statement of financial position arising from the Company’s obligation in respect of its defined benefit plans is as follows:

		December 31,
	2019		2018		2017
Present value of defined benefit obligations	Ps.	106,160	Ps.	79,905	Ps.	127,479

Movements in the present value of the defined benefit obligation in the current year are as follows:

	December 31,
	2019		2018		2017
Present value of defined benefit obligation as of January 1,	Ps.	79,905	Ps.	127,479	Ps.	111,921
Current service cost		7,465		7,467		7,995
Interest cost		7,156		7,677		7,672
Remeasurement (gains)/losses:
Actuarial gains and losses arising from changes in financial and demographic assumptions		(161)		(10,131)		—
Actuarial gains and losses arising from experience adjustments		12,995		(14,042)		4,199
Benefits paid		(1,200)		(38,545)		(4,308)
Present value of defined benefit obligation	Ps.	106,160	Ps.	79,905	Ps.	127,479

Significant actuarial assumptions for the determination of the defined obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

•If the discount rate increases (decreases) by 100%, the defined benefit obligation would decrease to Ps.93,302 (increase by Ps.122,161).

•If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase to Ps.91,701 (decrease by Ps.70,097).

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

The average duration period of the benefit obligation as of December 31, 2019 is 13.97 years (2018: 16.75 years and 2017: 9.0 years).

Expected cash flows from pension plans and seniority premium benefits are as follows:

			Seniority premium
Year	Pensions plan		benefits		Total
2020	Ps.	450	Ps.	823	Ps.	1,273
2021		1,869		919		2,788
2022		1,604		1,135		2,739
2023		1,707		1,243		2,950
From 2024 and subsequently		53,166		12,897		66,063
Total	Ps.	58,796	Ps.	17,017	Ps.	75,813

18.         Right of use assets, net and lease liability

 As lessee

Lease contracts entered into by the Company are as follows:

In October 2008, the Company acquired the shares of Consorcio Grupo Hotelero T2, S.A. de C.V. As a result of this acquisition, the Company assumed the commitments established in the lease agreement signed with the Mexico City International Airport for a period of 20 years, to construct, prepare and operate a hotel, and manage commercial areas at Terminal 2 of the Mexico City International Airport, establishing a minimum guaranteed income (“MGI”) of Ps.28,927 annually as rent, plus a royalty of the 18% of the hotel’s revenue. The MGI will be adjusted on an annual basis using the NCPI.

The Company entered into a lease agreement for its corporate offices in Mexico City, where, a minimum rent of Ps.14,976 was established. The rent will be adjusted annually based on the NCPI with a 3% minimum increase.

a.The following is a summary of the right-of-use assets and the lease liability

Cost	Buildings		Other		Total
Initial adoption impacts	Ps.	213,342	Ps.	—	Ps.	213,342
Equipment reclassifications, net		—		18,475		18,475
Balance as of January 1, 2019		213,342		18,475		231,817
Additions		10,732		5,508		16,240
		224,074		23,983		248,057
Depreciation of the year		(30,803)		(6,466)		(37,269)
Balance as of December 31, 2019	Ps.	193,271	Ps.	17,517	Ps.	210,788

b.Amounts recognized in consolidated statement of profit or loss statement:

	2019
Depreciation expense of right of use assets	Ps.	37,269
Interest expense on lease liabilities		22,983

c.The following is a summary of the lease liability:

	2019
Maturity analysis:
Less than one year	Ps.	72,320
Greater than 1 year and less than 3 years		73,975
Greater than 3 years		74,565
Total	Ps.	220,860

The Company does not face a significant liquidity risk with respect to its lease liabilities. Lease liabilities are monitored through the Company's treasury department.

d.As of December 31, 2019, the total cash outflow for leases amounted to Ps.57,061.

As lessor

Revenues from operating leases

Mainly related to leases entered into by the Company, which are based on monthly rental payments that generally increase each year based on the NCPI, and/or the greater of a guaranteed minimum monthly rent plus a percentage of monthly income of the tenant. As of December 31, 2019, the committed future rents to be received are as follows:

	Year ended December 31,
	2019		2018		2017
Duration:
Less than 1 year	Ps.	546,671	Ps.	562,681	Ps.	287,650
Greater than 1 year and less than 5 years		843,404		1,002,351		542,063
Greater than 5 years		161,109		240,584		117,911
Total	Ps.	1,551,184	Ps.	1,805,616	Ps.	947,624

Minimum lease payments in the table above do not include contingent rentals, such as increases by NCPI or increases by a percentage of the monthly income of the lessee. Contingent rental income recorded for the years ended December 31, 2019, 2018, and 2017 were Ps.229,727, Ps.204,172 and Ps.178,469, respectively.

19.         Income taxes

The Company is subject to Income Tax (“ISR”), whose tax rate was 30% for 2019, 2018 and 2017, and will continue to be 30% for later years.

a.            Income tax are as follows:

	Year ended December 31,
	2019		2018		2017
Current ISR	Ps.	1,329,867	Ps.	1,113,712	Ps.	810,641
Deferred ISR		42,355		7,691		2,432
Income tax expense	Ps.	1,372,222	Ps.	1,121,403	Ps.	813,073

b.            As of December 31, 2019, 2018 and 2017, the principal items comprising the balance of the deferred ISR asset (liability) were:

			December 31,
	2019		2018		2017
Liabilities:
Provisions, allowances and labor obligations	Ps.	157,560	Ps.	163,406	Ps.	116,740
Investment in airport concessions, property, leasehold improvements and equipment, net		(407,173)		(401,735)		(362,866)
Tax loss carryforwards (1)		14,937		25,563		9,955
Recoverable tax on assets		28,619		28,619		39,090
Others		3,340		—		—
Total liabilities	Ps.	(202,717)	Ps.	(184,147)	Ps.	(197,081)
Assets:
Provisions, allowances and labor obligations	Ps.	205,834	Ps.	188,294	Ps.	217,987
Investments in airport concessions, property, leasehold improvements and equipment, net		(184,649)		(179,805)		(281,119)
Tax loss carryforwards(1)		285,045		308,450		411,166
Others		(9,226)		—		—
Total assets	Ps.	297,004	Ps.	316,939	Ps.	348,034
Net deferred ISR asset	Ps.	94,287	Ps.	132,792	Ps.	150,953

(1)

As of December 31, 2019, 2018 and 2017, the Company recognized a deferred tax asset of Ps.299,982, Ps.334,013 and Ps.421,121, respectively, corresponding to the tax losses generated by its subsidiaries. All subsidiaries of the Company expect to benefit from losses in future years based on projections of taxable income and various strategies with favorable tax consequences.

c.            The changes in deferred tax during the year are as follows:

			December 31,
	2019		2018		2017
Beginning balance of deferred tax liability, net	Ps.	132,792	Ps.	150,953	Ps.	161,312
Deferred ISR in profit or loss		(42,355)		(7,691)		(2,432)
Recoverable tax on assets		—		(10,466)		(9,186)
Income tax effects recognized in other comprehensive income		3,850		(4)		1,259
Ending balance of deferred tax asset, net	Ps.	94,287	Ps.	132,792	Ps.	150,953

d.              The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

		Year ended December 31,
	2019			2018			2017
	Amount		Rate %	Amount		Rate %	Amount		Rate %
Income before income taxes	Ps.	4,599,656		Ps.	3,985,582		Ps.	2,950,515
Current ISR		1,329,867			1,113,712			810,641
Deferred ISR		42,355			7,691			2,432
Income tax expense and effective rate	Ps.	1,372,222	29.83%	Ps.	1,121,403	28.14%	Ps.	813,073	27.56%
Add (deduct) effects of permanent differences, primarily, non-deductible expenses and inflationary effects for financial and tax purposes		7,675	0.17%		74,272	1.86%		72,082	2.44%
Statutory rate	Ps.	1,379,897	30.00%	Ps.	1,195,675	30.00%	Ps.	885,155	30.00%

e.            Each airport concession has received approval from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) to carry forward their tax losses up to the earlier of the date of which such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession. The base years and amounts as of December 31, 2019 are as follows:

	Tax loss
Year of Origin	carryforwards
2001	Ps.	5,816
2002		155,613
2003		217,720
2004		252,185
2005		47,821
2006		22,987
2007		86,336
2008		43,673
2009		5,476
2011		31,223
2012		70,431
2013		15,076
2018		5,206
2019		19,259
	Ps.	978,822

f.            In addition to the tax loss carryforwards of the airport concessionaires aforementioned, the Company has tax losses of other subsidiaries other than its concessionaires in the amount of Ps.20,917 the duration of which is 10 years under the Income Tax Law, and the expiration date of which is between 2020 and 2028.

g.            In 2019, the Company utilized tax loss carryforwards in the amount of Ps.159,024.

h.            The Company recognized the IMPAC paid during 2002 through 2007. In 2013, the Company recognized the deferred tax asset, which it expects to recover subject to certain conditions established in the Income Tax Law. During the periods 2018 and 2017, Ps.10,471 and Ps.9,186, respectively, were recovered. The updated amount as of December 31, 2019 was Ps.28,619.

i.The balances of shareholders’ equity tax accounts as of December 31 are:

	December 31,
	2019		2018		2017
Contributed capital account	Ps.	4,584,512	Ps.	4,458,342	Ps.	4,258,423
Net consolidated tax profit account		2,878,878		1,684,563		1,331,691
Total	Ps.	7,463,390	Ps.	6,142,905	Ps.	5,590,114

j.            Dividends paid from profits generated from January 1, 2014 to individuals residing in Mexico and residents abroad may be subject to additional income taxes of up to 10%, which shall be retained by the Company.

20.         Commitment and contingencies

Commitment

Guarantor — In 2014 and 2013, GACN issued long-term debt securities for the amount of Ps. 3,000,000 and Ps. 1,500,000 with terms of 7 and 10 years, respectively, under the 2011 program. The Company and nine of its airports are guarantors of the debt securities and must provide a minimum guarantee equal to 80% of EBITDA.

Contingencies

I.Property Tax

In the past, various municipalities initiated certain administrative enforcement procedures against the Entity for tax credits for property taxes on the real estate where the airports of said cities are located. The airports have filed nullity claims against said procedures, which are pending of resolution.

Acapulco Airport:

a)In February 2019, the Municipal Inspection Directorate notified the Acapulco Airport, S.A. de C.V. (“Acapulco Airport”) in a letter addressed to the Mexican Airport and Auxiliary Services Agency (“ASA”) requiring proof of payment of Ps.27,012 (period from the first quarter of 1996 to the first quarter of 2019) for property tax. In response to the request, the Acapulco Airport presented clarifying briefs to the authority informing that it was not properly addressed to ASA.

In May 2019, the Secretariat of Administration and Finance announced the agreement of the explanatory documents presented by the Acapulco Airport and noted that, having acquired the airport concession, the Acapulco Airport considered itself jointly and severally liable with respect to the tax credit required from ASA, so it was appropriate to require payment of the debt. A nullity claim was filed against this resolution and the Secretary of Communications and Transportation (SCT) was also called to trial as an interested third party.

b)In May 2019, the Municipal Inspection Directorate presented a notification at the Acapulco Airport's legal domicile, that directly attributed the tax credit indicated in subsection A) above to the Acapulco Airport, and required payment of Ps. 27,012 (period from the 1st two-month period of 1996 to the 1st two-month period of 2019) for property tax. A claim for annulment was filed against this resolution and the SCT was also called to trial as an interested third party.

As of the date of these consolidated financial statements, the contingencies remain due to the fact that the lawsuits are still in effect, since the judgment on the merits to resolve these cases is still pending. However, in the event that the resolution of the trial is not favorable to the Acapulco Airport, it is considered that the economic repercussion of the trial would be borne by the Federal Government, by virtue of the foregoing and given that the Acapulco Airport considers an unfavorable resolution unlikely, it has not recorded any provision in relation to these lawsuits.

Culiacán Airport:

In November 2018, the Revenue Department of the Municipal Treasury of Culiacán in the State of Sinaloa notified a resolution that determined Aeropuerto de Culiacán, S.A. de C.V. (“Culiacán Airport”) a tax credit in the amount of Ps. 5,764 for urban property tax for the periods from the 4th quarter of 2013 to the 3rd quarter of 2018.

A claim for annulment was filed against this resolution and the SCT was also called to trial as an interested third party.

As of the date of these consolidated financial statements, the contingencies remain due to the fact that the lawsuits are still in force, since the judgment on the merits to resolve these cases is still pending. However, in case the resolution of the trial is not favorable for the Culiacán Airport, it is considered that the economic repercussion of the trial would be borne by the Federal Government, due to the above and given that the Culiacán Airport considers it unlikely to obtain an unfavorable resolution, has not recorded any provision in relation to these demands.

Chihuahua Airport

In September 2019, the Municipal Treasury of Chihuahua determined Aeropuerto de Chihuahua, S.A. de C.V. (Chihuahua Airport) tax credits for property tax, corresponding to two cadastral keys segregated by the municipal authority.

By tax code 271-090-050, tax credits were determined for the period from the first two months of 1990 to the sixth quarter of 2014 for the amount of Ps. 95,411 and for the period from the first two months of 2015 to the fourth quarter of 2019 for the amount of Ps. 12,577.

Tax credits for the period from the second two-month period of 2013 to the sixth two-month period of 2014 for the amount of Ps. 2,091 were determined by cadastral code 271-090-051, and for the period from the first two-month period of 2015 to the fourth two-month period of 2019 for the amount of $ 3,449.

Nullity claims were filed against these resolutions, and the Secretary of Communications and Transportation was also called to trial as an interested third party. The trials are in process and no sentence has been passed.

As of the date of these consolidated financial statements, the contingencies remain due to the fact that the lawsuits are still in force, since the judgment on the merits to resolve these cases is still pending. However, in the event that the resolution of the judgments is not favorable for the Chihuahua Airport, it is considered that the economic repercussion of the same would be in charge of the Federal Government, by virtue of the foregoing and given that the Chihuahua Airport considers an unfavorable resolution unlikely, no provision has been recorded in relation to these claims.

Tampico Airport

In December 2019, the Directorate of Cadaster and Real Estate Taxes of Tampico, Tamaulipas, determined Aeropuerto de Tampico, S.A. de C.V. (“Tampico Airport”) a tax credit for property tax for the period from January 1999 to the date of the resolution (September 2019) in the amount of Ps. 18,840.

A nullity claim was filed against this resolution in February 2020, and the Secretary of Communications and Transportation was also called to trial as an interested third party.

As of the date of these consolidated financial statements, the contingencies are maintained due to the fact that the trial is still in force, since the judgment on the merits to resolve this case is still pending. However, in the event that the resolution of the trials is not favorable for the Tampico Airport, it is considered that the economic repercussion of the same would be the responsibility of the Federal Government, by virtue of the foregoing and given that the Tampico Airport considers an unfavorable resolution unlikely, no provision has been recorded in relation to these claims.

II. Amparo Trial related to the municipal licenses:

Chihuahua Airport.

In September 2019, the municipal authority of Chihuahua carried out verification visits at the commercial premises located at the Chihuahua Airport to request municipal operating licenses, likewise requiring the Chihuahua Airport to present its construction license.  A request for amparo was filed against such requirements by the Chihuahua Airport, challenging the visit order and the unconstitutionality of the municipal regulations applied. The court issued a ruling in favor of the Chihuahua airport, indicating that the commercial spaces of the Chihuahua airport are under federal not municipal jurisdiction. The municipal authority may challenge the validity of the aforementioned resolution; nonetheless, though it may not assure it, the Company believes it has sufficient legal grounds to obtain a favorable final resolution.

III.Conflict related with ownership of certain lands

Ciudad Juárez Airport

On November 15, 1995, parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport initiated legal proceedings against the Aeropuerto de Ciudad Juárez, S.A. de C.V. (“Ciudad Juárez Airport”)  to reclaim the land (240 hectares), alleging that it was improperly transferred to the Mexican government. As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$120.0 million.

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

The Mexican government filed a direct claim to appeal the decision, and on May 3, 2018, a favorable decision was issued, revoking the appealed decision, pursuant to which the claimant must return the title and payments claimed. The decision of the amparo trial was also favorable to the Ciudad Juárez airport as co-defendant.

On May 25, 2018, the First Civil Chamber in Chihuahua issued, in compliance with the execution of the amparo decision, a new decision absolving the defendants of the payments claimed.

This decision was appealed by the claimant in a direct amparo trial, requesting the Supreme Court of Justice of the Nation (“SCJN”) to resolve the matter definitively by exercising its authority to assert jurisdiction. However, the SCJN resolved not to exercise the power of attraction to hear the matter and ordered the return to the Collegiate Court for the resolution of the amparo trial.

On January 2, 2020, the First Collegiate Circuit Court in Chihuahua issued the judgment in the amparo trial promoted by the plaintiff and denied the amparo requested by the plaintiff. Against the sentence, the plaintiff filed the appeal for review and the Collegiate Court ordered the file to be forwarded to the SCJN for resolution of the appeal. The review sentence is pending.

As of the date of the consolidated financial statements, the contingencies are maintained due to the fact that there is still no decision to resolve the trial. However, in the event that the judgment is not favorable to the Ciudad Juarez Airport, the economic impact of the trial will be borne by the Mexican government, as established in the concession title. The Ciudad Juárez Airport has not recorded any provision in connection to these claims given that it does not expect an economic impact, even in case of an unfavorable resolution.

IV.Conflict related to the purchase-sale of land

 Monterrey Airport

On May 14, 2015, Banco Mercantil del Norte, S.A. (Banorte), acting as trustee, filed a lawsuit against Aeropuerto de Monterrey, S.A. de C.V. (“Monterrey Airport”) in relation to the ownership of land previously acquired by the Monterrey Airport and whose book value in our financial statements as of December 31, 2019 amounts to Ps. 266,850.

Due to the lawsuit filed, the plaintiff exercised the plenary action for possession and claimed from the Monterrey Airport the legal non-existence of the sale documents, including the deed of sale of the property, the possession of the property allegedly owned by him, and the legal and material restitution of the claimed surface, with the improvements and rights that exist.

Monterrey Airport appeared at the trial and asked to call the company DIAV, S.A. de C.V., as a defendant  in its capacity as seller of the property in conflict. In the eventual affectation that the sentence could cause, DIAV, S.A. de C.V. appeared in court.

On August 8, 2018, a final judgment of the trial was issued in which it was determined that the plaintiff did not prove his action and the claimed benefits were declared inadmissible. The plaintiff challenged this judgment by means of an appeal in both effects, likewise, the airport challenged the sentence, considering that the ruling incorrectly determined the lack of passive legitimacy of DIAV, S.A. de C.V.

On July 25, 2019, the judgment was issued within the appeal and the ruling was unfavorable for Monterrey Airport, in the first instance the sentence was revoked and the Monterrey Airport was ordered to pay the benefits claimed. On August 21, 2019, the Monterry Airport filed a direct application for amparo against the judgment, which was admitted for processing and is pending resolution by a Collegiate Circuit Court of the Nation. In that amparo trial, the execution of the claimed sentence was suspended.

The amount sought by the plaintiff is not quantified in the claim; however, it is maintained until the judgment of the amparo issued by the Monterrey Airport against the second instance judgment is definitively resolved. In the event that the resolution of the amparo judgment is not favorable for the Monterrey Airport, the economic repercussion must be borne by the seller of the land (DIAV, S. A. de C.V.), for which reason the Monterrey Airport has not recorded any provision in relation to with this claim.

21.         Financial risk management

a.         Significant accounting policies

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

•	Special attention to financial risk management, basically composed by interest rate, exchange rate, liquidity and credit risks.

Risk management in the Company is mainly preventive and oriented to medium and long-term, risks taking into consideration the most probable scenarios of the variables affecting each risk.

The details of the significant accounting policies and adopted methods (including recognition, valuation and basis of recognition of related income and expenses) for each class of financial asset, financial liability and equity instrument is disclosed in note 4.

b.         Categories of financial instruments and risk management policies

The principal categories of financial instruments, are:

		December 31,
Financial assets	Risk classification	2019		2018		2017
Cash and cash equivalents and other investments held to maturity	Credit and interest rate	Ps.	3,429,873	Ps.	2,978,559	Ps.	2,382,345
Receivables, net	Credit and exchange rate		757,756		696,566		630,757

		December 31,
Financial liabilities	Risk classification	2019		2018		2017
Short-term and long-term debt	Interest rate, exchange rate and liquidity	Ps.	4,549,575	Ps.	4,593,223	Ps.	4,644,387
Trade accounts payable(1)	Liquidity		196,791		208,729		249,507
Accrued interest	Liquidity		42,438		40,227		69,125
Short-term and long-term financial leasing	Liquidity		220,860		28,806		37,450
Accounts payable to related parties	Liquidity		187,515		226,202		130,022

(1)	Does not include the payments of employee statutory profit-sharing amounts, which were Ps.12,883, Ps. 8,218 and Ps.6,475 as of December 31, 2019, 2018 and 2017, respectively.

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

As of December 31, 2019, the Company had an approximate Ps.4,549,575 in outstanding long-term debt, of which 99% had a fixed interest rate and 1.0% a variable interest rate.As of December 31, 2018, the Company had Ps.4,593,223 in outstanding long-term debt, of which 98% had a fixed interest rate and 2.0% a variable interest rate. As of December 31, 2017, the Company had an approximate Ps.4,644,387 in outstanding long-term debt, of which 96.9% had a fixed interest rate and 3.1% a variable interest rate.

The contracted credit lines have interest payments at a variable rate, which exposes the Company to interest rate risk as a result of fluctuations in market interest rates. The risk exposure is mainly caused by the variations that could occur in the three-month LIBOR rate.

The Company manages this risk by monitoring constantly the changes of such interest rates. In recent years, the three-month LIBOR has decreased. The three-month LIBOR was at its highest level on January 4, 2019 (2.8038%) and its lowest level on December 5, 2019 (1.885%). Therefore, the Company has not entered into hedging instruments to hedge the risk of a rise in such interest rates. In the future, if the behavior of the referenced rates established in its debt instruments changes and trends upward, the Company may decide to enter into hedging instruments.

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

As of December 31, 2019, 2018 and 2017, the Company maintained long-term debt, including the current portion, which accrue interest at a variable rate, of Ps.49,575, Ps.93,223 and Ps.144,387, respectively (see notes 14 and 15, which disclose the outstanding balances and interest rates of the Company’s financial instruments). A hypothetical, instantaneous and unfavorable 10% change in the three-month LIBOR interest rate applicable to the outstanding debt with variable rates would have resulted in an additional financing expense of approximately Ps.179, Ps.260 and Ps.244 for 2019, 2018 and 2017, respectively. The increase was calculated for U.S. dollar debt based on the year-end exchange rate of each year (Ps. 18.8727, Ps.19.6566, and Ps.19.7354 for 2019, 2018 and 2017, respectively).

Exchange risk management – The Company performs transactions denominated in foreign currency; consequently, it is exposed to exchange rate risks, which are managed within the parameters of established and approved policies.  The main risk related to the exchange rate involves changes in the value of the Mexican peso against the U.S. dollar.

Historically, a portion of the revenues generated by the Company’s airports (mainly derived from TUA charged to international passengers) are linked to U.S. dollars, although such revenues are collected in pesos based on the average exchange rate of the previous month. Of the Company’s consolidated revenues (excluding construction services revenues), 15.95%,  15.69% and 15.88% were from TUA of international passengers in 2019, 2018 and 2017, respectively. Substantially all other revenues of the Company are denominated in pesos. Based on an appreciation of 10% of the peso against the U.S. dollar, the Company believes that its revenues would have decreased by Ps.120,798, Ps.106,179, and Ps.92,154 in 2019, 2018 and 2017, respectively.

An appreciation of the Mexican peso against the U.S. dollar would reduce the U.S. dollar-denominated revenues and the Company’s obligations under U.S. dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Company’s U.S. dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

For the year ended December 31, 2019, the peso appreciated against the U.S. dollar by 3.99%, relative to the exchange rates prevailing at the end of 2018.

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

As of December 31, 2019, 2018 and 2017, a hypothetical, instantaneous and unfavorable change of 25% in the exchange rate of the peso against the U.S. dollar, applicable in the Company’s asset (liability) positions net of U.S.$67,214, U.S.$53,944 and U.S.$25,370 (amounts in thousands) would have resulted in an estimated exchange (gain) loss of approximately Ps.(317,126), Ps.(106,035) and Ps.(50,069) as of December 31, 2019, 2018 and 2017, respectively.

The carrying values of monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are as follows (amounts in thousands):

	Liabilities						Assets
	December 31,						December 31,
Currency	2019		2018		2017		2019		2018		2017
U.S. dollars	U.S.$	(10,059)	U.S.$	(13,185)	U.S.$	(15,631)	U.S.$	77,273	U.S.$	67,129	U.S.$	41,001

The transactions in thousands of U.S. dollars for the years ended December 31, 2019, 2018 and 2017, are as follows:

	December 31,
	2019		2018		2017
Technical assistance	U.S.$	7,954	U.S.$	8,781	U.S.$	6,863
Insurance		935		2,227		2,295
Purchase of machinery and maintenance		7,685		9,527		16,562
Software		443		437		1,722
Professional services, fees and subscriptions		702		2,147		968
Other		4,303		8,043		6,437

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31,
	2019		2018		2017
U.S. dollar exchange rate
As reported by the Mexican Central Bank	Ps.	18.8727	Ps.	19.6566	Ps.	19.7354

As of April 29, 2020, the exchange rate as reported by the Mexican Central Bank was Ps. 24.3882.

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

As of December 31, 2019, 2018 and 2017, the allowance for doubtful accounts, principally related with accounts receivable, are the amounts described in note 7.

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

							2027 and
As of December 31, 2019	2020		2021-2023		2024-2026		subsequently		Total
Long-term debt	Ps.	36,851	Ps.	4,512,724	Ps.	—	Ps.	—	Ps.	4,549,575
Interest(1)		308,630		306,760		—		—		615,390
Trade accounts payable		256,228		—		—		—		256,228
Interest Payable		42,438		—		—		—		42,438
Lease Liabilities		72,320		73,975		46,893		27,672		220,860
Accounts payable with related parties		187,515		—		—		—		187,515
Total	Ps.	903,982	Ps.	4,893,459	Ps.	46,893	Ps.	27,672	Ps.	5,872,006

							2026 and
As of December 31, 2018	2019		2020-2022		2023-2025		subsequently		Total
Long-term debt	Ps.	41,425	Ps.	3,051,798	Ps.	1,500,000	Ps.	—	Ps.	4,593,223
Interest(1)		309,877		596,259		19,680		—		925,816
Trade accounts payable		208,729		—		—		—		208,729
Interests payable		40,227		—		—		—		40,227
Accounts payable with related parties		226,202		—		—		—		226,202
Total	Ps.	826,460	Ps.	3,648,057	Ps.	1,519,680	Ps.	—	Ps.	5,994,197

							2025 and
As of December 31, 2017	2018		2019-2021		2022-2024		subsequently		Total
Long-term debt	Ps.	50,852	Ps.	3,093,535	Ps.	1,500,000	Ps.	—	Ps.	4,644,387
Interest(1)		310,710		806,984		118,078		—		1,235,772
Trade accounts payable		249,507		—		—		—		249,507
Interests Payable		69,125		—		—		—		69,125
Accounts payable with related parties		130,022		—		—		—		130,022
Total	Ps.	810,216	Ps.	3,900,519	Ps.	1,618,078	Ps.	—	Ps.	6,328,813

(1)

The projected interest is determined, in the case of obligations with a variable rate, based on LIBOR and assuming an exchange rate of Ps.18.8727, Ps.19.6566 and Ps.19.7354(as of December 31, 2019, 2018 and 2017, respectively) per U.S.$1.00.

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

Financial liabilities

Long-term debt

December 31, 2019				December 31, 2018				December 31, 2017
Book value		Fair value		Book value		Fair value		Book value		Fair value
Ps.	4,594,575	Ps.	4,517,336	Ps.	4,593,223	Ps.	4,326,267	Ps.	4,644,387	Ps.	4,465,684

	Hierarchy of fair value as of December 31, 2019
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,371,570	Ps.	145,766	Ps.	—	Ps.	4,517,336

	Hierarchy of fair value as of December 31, 2018
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,129,695	Ps.	196,572	Ps.	—	Ps.	4,326,267

	Hierarchy of fair value as of December 31, 2017
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,246,875	Ps.	218,809	Ps.	—	Ps.	4,465,684

(1)

The fair values of the financial assets and financial liabilities included in the level 2 category above have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the credit risk of counterparties. The fair value of the financial liabilities included in Level 1, corresponds to stock certificates listed on the Mexican Stock Exchange.

22.          Shareholders’ equity

a.	Subscribed and paid-in capital stock as of December 31, 2019, 2018 and 2017, is comprised of ordinary, nominal shares, composed as follows:

	December 31, 2019
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	344,004,973	Ps.	265,269
Series BB Class I	49,766,000		38,375
Treasury Series B Class I shares	(2,470,158)		(1,905)
	391,300,815	Ps.	301,739

	December 31, 2018 and 2017
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	344,004,973	Ps.	265,269
Series BB Class I	49,766,000		38,375
Treasury Series B Class I shares	(324,507)		(250)
	393,446,466	Ps.	303,394

b.	At the Ordinary Shareholders’ Meetings held on April 29, 2019, April 23, 2018 and April 28, 2017, the results for the years ended December 31, 2018, 2017 and 2016, respectively, were approved.

c.

During 2019 and 2017, 2,145,651 and 324,507 shares were repurchased, respectively, for amount of Ps. 244,201 and Ps. 34,234, respectively. In 2018, there were no shares repurchases or sales. As of December 31, 2019, 2018 and 2017, the market price per share was Ps.141.83,  Ps.93.65 and Ps.101.67, respectively.

As of December 31, 2019 and 2018, the Company had in treasury repurchased shares in the amount of Ps.244,201 and Ps.34,234 Such amount is represented by 2,470,158 and 324,507 Series B Class I shares.

d.	At the Ordinary General Shareholders' Meeting held on April 29, 2019 the shareholders approved the following:

▪

The payment of a cash dividend of Ps.1,600 million, to be paid in a single installment of Ps. 4.0633 per share (the amount effectively paid was Ps.1,598,681), corresponding to the shares outstanding less the treasury stock at the payment date (May 31, 2019);

▪	It was approved to increase the share repurchase reserve to Ps.1,500,000, for which Ps. 33,984 of retain earnings are transferred to the reserve.

e.	At the Ordinary General Shareholders’ Meeting held on April 23, 2018 the shareholders approved the following:
▪

The payment of a cash dividend of Ps.1,600 million, to be paid in a single installment of Ps. 4.0633 per share (the amount effectively paid was Ps.1,598,680), corresponding to the shares outstanding less the treasury stock at the payment date (May 30, 2018);

▪	A share repurchase reserve of Ps.1,466 million and authorized use of up to that amount to repurchase Series B shares during 2018 and until the next annual meeting approves the 2018 result.

f.	At the Ordinary Shareholders’ Meeting held on April 28, 2017 the shareholders approved the following:

▪

The payment of a cash dividend of Ps.1,600 million, to be paid in a single installment of Ps. 4.00 per share (the amount effectively paid to controlling interest  was Ps.1,575,083), corresponding to the shares outstanding less the treasury stock at the payment date (May 16, 2018);

▪

A share repurchase reserve of Ps.1,500 million and authorized use of up to that amount to repurchase series B shares for which an amount of Ps.116,875 was transferred from retain earnings to the share repurchase reserve for completion of the amount approved.

g.

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

i.

Retained earnings include the statutory legal reserve. Under the Mexican General Corporations Law, at least 5% of the year’s net profits must be placed in a legal reserve until the reserve equals an amount representing 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the Company is dissolved, and must be replenished if it is reduced for any reason. As of December 31, 2019 Ps. 60,729, 2018 and 2017, the amount not available for distribution totaled Ps.61,689, in each years.

23.         Accumulated other comprehensive loss

Accumulated other comprehensive loss is as follows:

	Labor obligations
	Amount		Deferred taxes		Total
Balance as of January 1, 2017	Ps.	(11,480)	Ps.	3,428	Ps.	(8,052)
Movements of the year		(4,199)		1,260		(2,939)
Balance as of December 31, 2017		(15,679)		4,688		(10,991)
Movements of the year		24,173		(4)		24,169
Balance as of December 31, 2018		8,494		4,684		13,178
Movements of the year		(12,834)		3,850		(8,984)
Balance as of December 31, 2019	Ps.	(4,340)	Ps.	8,534	Ps.	4,194

24.         Other income

Other income, net, consists of the following:

	Year ended December 31,
	2019		2018		2017
Gain on sale of equipment	Ps.	(1,155)	Ps.	(205)	Ps.	(1,340)
Other expenses (income)		—		—		(40)
	Ps.	(1,155)	Ps.	(205)	Ps.	(1,380)

25.         Related party balances and transactions

a.	The repayments for construction to the related parties are as follows:

	December 31,
	2019		2018		2017
ICA Constructora de Infraestructura, S.A. de C.V. (1)	Ps.	178,977	Ps.	28,363	Ps.	44,254
ICA Constructora, S.A. de C.V. (1)		—		6,859		44,264
Actica Sistemas, S.A. de C.V. (1)		—		—		5,887
VCD Construcción y Desarrollo, S.A.P.I. de C. V. (1)		3,012		3,125		3,612
	Ps.	181,989	Ps.	38,347	Ps.	98,017

b.The accounts payable with related parties are as follows:

	December 31,
Payable:	2019		2018		2017
Servicios de Tecnología Aeroportuaria, S.A. de C.V. “SETA” (1)	Ps.	80,504	Ps.	140,294	Ps.	82,501
Operadora Nacional Hispana, S.A. de C.V.(1)		2,527		6,900		7,985
VCD Construcción y Desarrollo, S.A.P.I. de C.V.(1)		5,335		5,947		4,773
ICA Ingeniería S. A. de C. V.(1)		1,177		367		367
Actica Sistemas, S. de R.L. de C.V.		3,972		5,588		1,496
Grupo ICA, S.A. de C.V.		—		—		16,592
GGA Capital, S.A.P.I. de C.V.		75,950		61,250		14,700
ICA Constructora de Infraestructura, S.A. de C.V.		16,652		5,222		783
Grupo ICA Construcora. S.A. de C.V.(1)		794		—		—
Grupo Hotelero Santa Fe, S. A. de C. V. (1)		604		634		825
	Ps.	187,515	Ps.	226,202	Ps.	130,022

(1)	Affiliated company

The balance payable to GGA Capital, S.A.P.I. of C.V. for Ps.75,950,  Ps.61,250 and Ps.14,700 corresponds to short term loans as of December 31, 2019, 2018 and 2017, respectively. Loans generated interest at a 91-day TIIE rate plus 3.5 percentage points, the interest rate was 10.1412% and 11.85%, respectively.

c.The principal transactions with related parties performed in the normal course of business, are as follows:

	Year ended December 31,
	2019		2018		2017
Capital Investment:
Industrial warehouse	Ps.	43,599	Ps.	94,938	Ps.	46,172
Expenses:
Technical assistance payments received		150,108		172,610		135,074
Administrative services		38,251		68,807		66,783
Lease’s revenues		72		258		—
Major maintenance and improvements on concessioned assets:
Platform		—		46,889		10,405
Maintenance		310		226		—
Improvements to concessioned assets:
Construction terminal		553,405		306,665		210,098
Platform		—		—		—
Rain channels		—		5,956		—

As of December 31, 2019, the income paid to ICA Servicios de Dirección Corporativa S.A. de C.V for rent of offices located in Mexico City amounted to Ps. 5.2 million.

The liability valued at present value of the lease of said offices as of December 31, 2019, amounts to Ps. 6.0 million.

Remuneration to directors and officers who sit on the Board of Directors and Executive, Audit, Corporate Governance, Finance and Sustainability Committees totaled Ps.14,546, Ps.23,950 and Ps.20,534 for 2019, 2018 and 2017, respectively.

Employee Benefits – Employee benefits granted to key management personnel of the Company were comprised solely of short-term benefits of Ps.58,989 Ps.96,344 and Ps.70,413 in 2019, 2018 and 2017, respectively.

Technical Assistance – On May 13, 2015, the Company signed with SETA an extension and amendment to its Technical Assistance Agreement.  The annual consideration under the amendment is the greater of U.S. $3,478,000 (updated annually according to the U.S. consumer price index) and 4% of the Company’s consolidated EBITDA before payment of the technical assistance fee for the first three years or 3% of consolidated EBITDA before payment of the technical assistance fee during the last two years. For purposes of this calculation, consolidated EBITDA is calculated prior to deducting the technical assistance fee and considers airport concession operations, as well as subsidiaries that provide employee services to airports directly or indirectly, exclusively.

In 2019 and 2018, the variable consideration was greater than the fixed consideration, at U.S.$3,661,000, U.S.$3,517,000, respectively.

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

SETA holds 14.7% of GACN outstanding capital stock, 12.8% in the form of BB shares and 1.9% in the form of B shares.

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

					Construction		Depreciation										Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		Capital		in airport
December 31, 2019	revenues		revenues		revenues		amortization		income		segment		segment		investments		concessions

Metropolitan
Monterrey	Ps.	2,641,052	Ps.	726,685	Ps.	323,035	Ps.	111,020	Ps.	473,615	Ps.	5,715,147	Ps.	941,349	Ps.	331,393	Ps.	3,168,968
Tourist
Acapulco		227,954		40,241		63,102		43,286		53,812		1,419,091		452,731		63,333		1,269,386
Mazatlán		321,313		52,857		34,573		17,514		52,626		1,261,473		153,667		34,573		541,430
Zihuatanejo		191,512		25,596		22,876		18,660		43,614		605,929		122,048		22,876		524,549
Regional
Chihuahua		411,393		67,021		124,701		17,974		67,379		888,950		157,533		135,394		699,711
Culiacan		617,979		66,286		68,960		18,658		96,278		1,021,410		140,294		69,834		579,084
Durango		150,130		13,433		36,677		7,537		23,014		329,251		104,720		36,677		210,111
San Luis Potosi		174,340		35,631		110,743		12,857		27,938		736,196		470,919		110,743		639,981
Tampico		197,160		28,057		61,823		9,218		31,808		424,573		143,603		61,823		326,939
Torreon		201,446		23,683		18,343		9,883		31,658		394,575		129,541		18,639		285,823
Zacatecas		141,500		13,945		6,842		7,813		31,135		276,150		113,357		6,842		212,224
Border
Ciudad Juarez		380,271		55,990		17,650		11,799		61,374		602,764		211,678		31,452		362,169
Reynosa		113,515		18,240		112,031		8,189		26,375		676,207		400,642		113,242		549,139
Hotel
NH T2 Hotel		—		255,393		—		39,546		77,325		518,590		201,012		9,190		—
Hilton Garden Inn		—		103,474		—		11,382		32,345		301,362		34,001		82		—
Industrial Park:
VYNMSA		—		41,981		—		19,548		15,622		390,478		185,094		46,160		—
Other		—		5,651,607		—		50,368		4,891,268		17,432,325		6,554,142		3,194		—
Total		5,769,565		7,220,120		1,001,356		415,252		6,037,186		32,994,471		10,516,331		1,095,447		9,369,514

Eliminations		(16,903)		(5,400,515)		(46,522)		—		(1,181,880)		(15,717,510)		(3,126,865)		(46,522)		(102,403)

Consolidated	Ps.	5,752,662	Ps.	1,819,605	Ps.	954,834	Ps.	415,252	Ps.	4,855,306	Ps.	17,276,961	Ps.	7,389,466	Ps.	1,048,925	Ps.	9,267,111

					Construction		Depreciation										Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		Capital		in airport
December 31, 2018	revenues		revenues		revenues		amortization		income		segment		segment		investments		concessions

Metropolitan
Monterrey	Ps.	2,447,993	Ps.	649,393	Ps.	232,698	Ps.	103,454	Ps.	815,055	Ps.	5,350,950	Ps.	742,350	Ps.	282,514	Ps.	2,935,333
Tourist
Acapulco		182,663		34,279		279,099		33,125		43,460		1,415,909		467,444		279,099		1,246,261
Mazatlán		276,126		46,754		31,308		16,594		81,654		1,256,447		164,075		31,306		523,655
Zihuatanejo		167,578		22,934		13,534		18,266		43,595		617,071		117,245		13,587		518,134
Regional
Chihuahua		364,755		56,128		141,546		13,462		103,980		874,960		170,457		141,908		590,944
Culiacan		539,540		57,313		33,888		17,408		145,767		978,514		153,687		34,035		526,881
Durango		112,310		10,822		13,788		6,558		29,339		294,355		76,831		13,788		179,567
San Luis Potosi		167,030		30,275		231,726		8,711		39,665		635,811		385,551		231,726		540,721
Tampico		190,502		26,891		26,169		8,604		47,618		333,070		75,739		26,169		273,340
Torreon		184,396		22,655		19,990		9,426		48,883		352,659		111,946		19,990		276,164
Zacatecas		105,626		11,935		9,655		7,460		27,667		261,320		86,236		9,656		212,093
Border
Ciudad Juarez		310,892		45,287		9,096		11,631		89,551		496,472		153,823		9,096		353,807
Reynosa		106,867		14,810		144,830		7,909		30,104		567,054		309,368		153,562		443,771
Hotel
NH T2 Hotel		—		246,065		—		22,969		67,250		308,727		29,626		5,772		—
Hilton Garden Inn		—		100,051		—		10,840		28,973		248,633		7,260		5,208		—
Industrial Park:
VYNMSA		—		28,190		—		14,260		8,276		344,931		139,277		97,153		—
Other		—		4,433,390		—		41,068		4,135,788		15,504,577		6,069,798		5,616		—
Total		5,156,278		5,837,172		1,187,327		351,745		5,786,625		29,841,460		9,260,713		1,360,185		8,620,671

Eliminations		(16,226)		(4,211,675)		(45,822)		—		(1,654,089)		(14,250,976)		(2,182,156)		(45,822)		(54,015)

Consolidated	Ps.	5,140,052	Ps.	1,625,497	Ps.	1,141,505	Ps.	351,745	Ps.	4,132,536	Ps.	15,590,484	Ps.	7,078,557	Ps.	1,314,363	Ps.	8,566,656

					Construction		Depreciation										Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		Capital		in airport
December 31, 2017	revenues		revenues		revenues		amortization		income		segment		segment		investments		concessions

Metropolitan
Monterrey	Ps.	2,046,097	Ps.	547,586	Ps.	367,214	Ps.	84,132	Ps.	518,737	Ps.	4,993,403	Ps.	826,644	Ps.	505,445	Ps.	2,785,385
Tourist
Acapulco		158,448		34,089		372,253		20,105		38,531		1,197,164		282,120		372,253		996,944
Mazatlán		249,479		47,819		30,205		15,815		59,470		1,128,244		150,567		30,223		508,123
Zihuatanejo		167,550		27,334		28,039		17,347		38,977		596,780		116,609		28,138		520,632
Regional
Chihuahua		308,746		52,742		122,412		12,682		72,298		903,724		213,533		122,448		460,816
Culiacan		409,399		53,296		43,362		16,147		92,556		816,623		126,234		44,389		508,523
Durango		100,884		11,061		19,974		6,140		22,389		292,704		67,734		19,991		170,869
San Luis Potosi		149,823		24,603		108,756		7,934		29,078		449,272		232,186		108,756		316,361
Tampico		171,550		25,859		46,740		7,697		39,483		316,409		83,646		46,740		254,622
Torreon		156,158		22,478		20,018		8,726		35,743		371,887		111,569		20,018		264,450
Zacatecas		95,153		12,172		19,175		6,815		19,354		276,803		90,328		19,175		208,814
Border
Ciudad Juarez		244,891		40,676		31,917		11,103		57,113		480,320		124,745		33,404		355,659
Reynosa		104,311		15,094		127,353		6,616		23,881		440,857		208,144		127,353		305,411
Hotel
NH T2 Hotel		—		250,777		—		20,799		75,797		289,844		32,374		1,338		—
Hilton Garden Inn		—		90,875		—		10,111		25,680		250,264		8,857		9,090		—
Industrial Park:
VYNMSA		—		12,914		—		9,200		(1,767)		242,220		43,260		70,726		—
Other		—		4,034,440		—		37,836		3,353,545		13,789,549		5,756,750		30,664		—
Total		4,362,489		5,303,815		1,337,418		299,205		4,500,865		26,836,067		8,475,300		1,590,151		7,656,609

Eliminations		(15,458)		(3,847,477)		(10,960)		—		(1,261,746)		(12,635,267)		(1,503,815)		(8,192)		(8,192)

Consolidated	Ps.	4,347,031	Ps.	1,456,338	Ps.	1,326,458	Ps.	299,205	Ps.	3,239,119	Ps.	14,200,800	Ps.	6,971,485	Ps.	1,581,959	Ps.	7,648,417

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

Following is a detail of the composition of revenues of the Company, using the classification established by the General Airports Law and its related regulations, with the exception of non-aeronautical revenues as mentioned in the preceding paragraph:

	Year ended December 31,
	2019		2018		2017
Aeronautical services:
Domestic TUA	Ps.	3,776,401	Ps.	3,382,198	Ps.	2,801,751
International TUA		1,207,989		1,061,793		921,539
Landing charges		229,919		205,787		178,638
Platform for embarking and disembarking		150,055		136,852		119,123
Aircraft parking charges on extended stay or overnight		35,910		36,402		31,923
Domestic and international passenger and carry-on baggage check		62,970		54,570		48,762
Aerocars and jetways		48,074		47,956		44,234
Other airport services, leases and regulated access rights(3)		241,344		214,494		201,061
Total revenues from aeronautical services(1)	Ps.	5,752,662	Ps.	5,140,052	Ps.	4,347,031

	Year ended December 31,
	2019		2018		2017
Non-aeronautical services:
Commercial activities
Car parking charges	Ps.	279,463	Ps.	244,461	Ps.	200,948
Advertising(2)(3)		76,200		68,475		106,045
Retail operations(2)(3)		124,554		114,418		106,908
Food and beverage(2)(3)		144,374		120,828		101,577
Car rental operators(2)(3)		149,454		131,478		92,770
Time share developers(2)(3)		16,663		14,115		13,193
Financial services(2)(3)		10,367		9,255		7,418
Communication and services(2)(3)		16,006		15,551		13,604
Services to passenger		4,127		2,746		2,662
VIP lounges		51,176		36,649		20,453

Other services		43,542		36,607		31,420
Total revenue from commercial activities		915,926		794,583		696,998

Diversification activities:
Hotel services		357,032		344,307		340,279
OMA Carga		194,936		177,396		152,963
Real estate services		18,181		16,352		12,328
Industrial services		39,451		26,340		14,647
Other services		4,966		4,061		4,405
Total diversification activities		614,566		568,456		524,622

Complementary activities:
Leasing of space(2)(3)		83,477		74,887		73,575
Access rights		19,709		18,023		16,538
Documented baggage inspection		175,006		153,192		132,262
Other services		10,921		16,356		12,343
Total of complimentary activities		289,113		262,458		234,718
Total revenue from non-aeronautical services	Ps.	1,819,605	Ps.	1,625,497	Ps.	1,456,338

(1)	For the years ended December 31, 2019, 2018 and 2017, includes incentives given to airlines for Ps. 219,139, Ps. 87,422, and Ps. 62,048, respectively .

(2)	These revenues are considered as commercial concessions.

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

Approximately 77%, of consolidated revenues for the years ended December 31, 2019 and 2018, and 82% for 2017, were generated by the Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua, Ciudad Juárez, and Zihuatanejo airports.

28.         Cost of services

The cost of services is as follows:

	Year ended December 31,
	2019		2018		2017
Wages and salaries	Ps.	242,237	Ps.	231,753	Ps.	219,890
Maintenance		177,191		152,583		184,246
Security and insurance		161,351		170,549		176,197
Utilities (electric, cleaning and water)		177,250		210,158		189,238
Building lease		15,683		44,359		45,181
Allowance for doubtful accounts		(241)		(5,960)		(10,561)
Cost of hotel service		85,706		65,853		65,034
Employee statutory profit sharing		236		1,099		1,568
Equipment lease, fees and others		94,794		107,502		110,272
	Ps.	954,207	Ps.	977,896	Ps.	981,065

29.         Subsequent event

A new outbreak of coronavirus disease ("COVID-19") was reported on December 31, 2019 in Wuhan, China. On March 11, 2020, the World Health Organization (“WHO”) declared COVID-19 a pandemic. To counter the spread of the disease, in March 2020 several countries, including the United States of America, members of the European Union and countries in Latin America, announced flight restrictions and the closure of their borders for international travelers, as well as in some cases, containment measures for its population. The Mexican government has implemented various measures to control the spread of COVID-19, including extraordinary actions, such as school closures and the suspension of non-essential activities, in the regions most affected.  On March 31, 2020, Mexico’s Ministry of Health issued a decree suspending all non-essential activities through April 30, and on April 21, such suspension was extended through May 30, 2020.  For purposes of these measures, airports are considered essential and the Company’s airports remain operational.

Since the second half of March, airlines operating in the Company’s airports have adjusted significantly their capacity offered and passenger traffic has declined accordingly.  The Company’s total passenger traffic decreased 4.9% in the first quarter of 2020 compared to the first quarter of 2019, and 92.1% between April 1, 2020 and April 22, 2020 as compared to the same period in 2019.  In addition, during the first quarter of 2020, the occupancy rates at the Company’s Terminal 2 NH Collection Hotel and Hilton Garden Inn Hotel in the Monterrey airport were 11.6 and 15.4 percentage points lower, respectively, than in the comparable period of 2019.  On April 6, 2020, the Company temporarily suspended services at the Hilton Garden Inn Hotel through April 30, 2020 due to low occupancy.

Some of the Company’s airline and other clients and tenants have asked for assistance, either through discounts on payments owed to the Company or by an extension on those payments.  As of the date of this report, the Company is in commercial discussions with those clients and tenants regarding their contracts.  The Company expects the COVID-19 pandemic to cause an increase in its reserve for doubtful accounts in 2020.

Currently, the Company cannot estimate the duration or the impact that this pandemic will have in the coming months on the volume of passenger traffic, the number of flight operations, or the financial situation of the Company, and on the main airlines and commercial tenants that operate at our airports. The Company expects passenger traffic to increase as travel restrictions are lifted and stay-at-home ordinances are repealed, but, as the date of these Financial Statements, the Company cannot quantify the material adverse effect COVID-19 will have on its results of operations or financial performance for fiscal year 2020.

The Company notes the following regarding the impact of the COVID-19 pandemic:

a)	The Company does not expect the COVID-19 pandemic to affect its committed investments in 2020 under the current master development programs.
b)	The Company has no significant debt maturities until June 2021 and it does not expect any difficulties in complying with its debt service or its covenants.
c)

As of the date of issuance of the consolidated financial statements, the Company’s cash position is similar to that recorded as of December 31, 2019 and maintains low leverage allowing the Company to meet its financial obligations.

30.         Authorization for the issuance of the consolidated financial statements

The Company’s consolidated financial statements were authorized for issuance on April 30, 2020, by the Chief Executive Officer, Ricardo Dueñas Espriu and Ruffo Pérez Pliego del Castillo, Chief Administration and Finance Officer and, consequently do not reflect the events occurred after that date, and are subject to the approval of the General Ordinary Shareholders’ Meeting of the Company, where they may be modified based on provisions set forth by the Mexican General Corporations Law.

* * * * * *