Form 20-F
period 2020-12-31
Central North Airport Group
filed 2021-04-30
CIK 1378239

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

◻	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

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

Title of each class:	Number of Shares
Series B shares	340,345,556
Series BB shares	49,766,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

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

⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

◻ Yes ⌧ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻	Emerging growth company ◻

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻	IFRS ⌧	Other ◻

Indicate by check mark which financial statement item the registrant has elected to follow:

◻ Item 17 ⌧ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).

◻ Yes ⌧ No

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

⌧ Yes ◻ No

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.          Offer Statistics and Expected Timetable

Not applicable.

Item 3.          Key Information

RISK FACTORS

Risks Related to Our Operations

The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.

The novel strain of coronavirus (“COVID-19”), first identified in Wuhan, China in December 2019, has spread to nearly all regions around the world. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The outbreak, and measures taken to contain or mitigate it, have had dramatic adverse consequences for the global economy, including on demand, operations, supply chains and financial markets. COVID-19 has led to travel restrictions imposed by governments, flight cancellations, and a marked decline in passenger demand for air travel, domestically and worldwide.

On March 19, 2020, the United States issued a travel advisory recommending that travelers avoid all international travel. The following day, on March 20, 2020, the United States closed its land border with Mexico, except to essential travel and trade and commerce. As of April 22, 2021, the land border remains closed. On January 26, 2021, the United States issued a decree, requesting negative COVID-19 test results for all inbound passengers traveling by air. Beginning on January 7, 2021, Canada established similar testing requirements for passengers traveling by air to the country. Subsequently, the Canadian government suspended flights between Canada, Mexico and the Caribbean until April 30, 2021. The full effect of the travel advisories and restrictions in other countries is not yet known and could impact our international passenger levels even after formal advisories and restrictions have been lifted.

On March 31, 2020, Mexico’s Ministry of Health issued a decree suspending all non-essential activities in the country through April 30, and on April 21, such suspension was extended through May 30, 2020. As a consequence of these suspensions, total passenger traffic in our airports experienced a sharp decline. In April and May, 2020, our total terminal passenger traffic decreased 92.8% and 93.5%, respectively, compared to the same periods of 2019. On May 29, 2020, Mexico’s Ministry of Health issued a decree establishing an epidemiological risk traffic light system by region, applicable both to municipalities and states which became effective on June 1, 2020 (and which remains in place as of the date of this report) that determines the level of health risk and the type of activities authorized to take place. As a result, different states of the country are experiencing different reactivation levels and, consequently, different types of economic activities are being allowed. As a result of this gradual reactivation of economic activity by region, passenger traffic started to show signs of recovery, with monthly decreases from 84.6% in June 2020 to 41.5% in December 2020, compared to the same periods of 2019. Throughout the pandemic, airports have been considered essential and our airports have remained operational. Given that OMA operates in 9 states of Mexico, the economic reactivation level and the gradual recovery of passenger flows in our airports could vary significantly from state to state, depending on the risk level established in each of the states in which we operate, as well as those in our main destinations. In response to this material deterioration in air traffic, we have taken a number of actions to mitigate our business, operations and financial condition, including, among others, (a) the temporary reduction of certain operating areas in terminal buildings, which resulted in electricity savings and optimization of our cleaning and security crew, (b) deferral of cost in minor maintenances based on the current levels of operations, (c) headcount reduction of approximately 100 positions implemented in the third quarter of 2020, and (d) deferral and discount agreements with commercial and aeronautical clients. Most of our cost structure is fixed, and the impact from these measures is not expected to be significant vis a vis the potential decline in revenues resulting from the disruption in passenger traffic across the Company’s operations.

Due to measures implemented by Mexico and other countries such as “shelter in place” or quarantine requirements, international and domestic travel restrictions or advisories, limitations on public gatherings, social distancing recommendations, remote work arrangements and closures of tourist destinations and attractions, as well as passenger perceptions of the safety, ease and predictability of air travel, our main airline customers and our commercial tenants have experienced an adverse economic environment, which has led to halts of operations, restructuring processes and the interruption of commercial relationships with the Company. For example, on June 30, 2020, Aeromexico and its affiliates, which accounted for 20.3% of our total passenger traffic in 2020, filed voluntary Chapter 11 petitions in the United States to implement a financial restructuring, while continuing to operate. In addition, since December 9, 2020, Interjet, which accounted for 5.6% of our total passenger traffic in 2020, stopped operating at our airports. We cannot measure the extent of the impact in our future operations and financial results as a consequence of these processes.

Historically, a substantial majority of our revenues have been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges (Tarifa de Uso de Aeropuerto, TUA). Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us. In 2018, 2019 and 2020, passenger charges represented 56.2%, 58.5% and 44.7%, respectively, of our total revenues and 65.7%, 65.9% and 58.4%, respectively, of the sum of our aeronautical and non aeronautical revenues.

The full extent of the ongoing impact of COVID-19 on the Company’s longer-term operational and financial performance will depend on future developments, including those outside our control related to the efficacy and speed of vaccination programs in curbing the spread of the virus, the introduction and spread of new variants of the virus, which may be resistant to currently approved vaccines, passenger testing requirements, mask mandates or other restrictions on travel, all of which are highly uncertain and cannot be predicted with certainty. Even where formal advisories and restrictions have been lifted or reduced, the increased spread or resurgence of COVID-19 could result in the reintroduction of or increase in such formal advisories and restrictions. We expect that the COVID-19 pandemic will continue to severely impact the countries and regions where we operate in 2021. Our total passenger traffic decreased 37.8% in the first quarter of 2021 compared to the first quarter of 2020. The sum of our aeronautical and non-aeronautical revenues for the first quarter of 2021 were Ps. 1,189,679 thousand, as compared to Ps.1,715,650 thousand in the first quarter of 2020. We have established health and safety protocols aimed at enhancing the well-being of passengers and essential operating personnel across the airports we operate. Protective gear is required for staff working on the premises, and sanitization practices in accordance with the guidelines of local health authorities are in place. We have also implemented a remote working policy for staff where possible. The COVID-19 pandemic has had a material impact on the Company, and the continuation of reduced air travel demand could have a material adverse effect on the Company’s business, operating results, financial condition and liquidity.

Because our revenues are largely dependent on the level of passenger traffic in our airports, any pandemics or outbreaks of health epidemics, such as SARS, Influenza A (H1N1), Ebola, Zika, Chikungunya and COVID-19, or other such international events or threats thereof (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry related to new regulatory procedures in order to preserve the health of the passengers and the airport community, which could not be recovered through our maximum tariffs and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition. For more information, see “Our operations could be adversely affected due to changes in the collection of passenger charges.”

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

Any general increase of hostilities relating to terrorist organizations, reprisals thereof, further conflict in the Middle East, or other such international events or threats thereof, even if not made on or targeted directly at the air travel industry, or the fear of or the precautions taken in anticipation of such attack such as elevated national threat warnings, travel restrictions, selective cancellation or redirection of flights and new security regulations, among others, (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry as a result of new security requirements and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition. The COVID-19 outbreak has and is materially reducing demand for and availability of, worldwide air travel and could therefore continue to have a material adverse effect on our business and results of operations. For more information, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

Our revenues are highly dependent on levels of air traffic, which depend on factors beyond our control.

Passenger and cargo traffic volumes and air traffic movements depend on many factors beyond our control, including the COVID-19 pandemic, seasonality, severe or extreme weather, economic conditions in Mexico, the United States or globally, the political situation in Mexico and elsewhere in the world, the attractiveness of the destinations of our airports relative to that of other competing destinations, fluctuations in fuel prices (which could cause airlines to increase tariffs and have a negative impact on traffic as a result of increased fuel costs), changes in regulatory policies applicable to the aviation industry and an increase or decrease in Mexican airlines’ fleets, among others. For more information on the effect COVID-19 has had on our passenger traffic, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

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

On October 1, 2018, Mexico announced that it had reached an agreement with Canada and the United States to modernize their free trade relationship and replace NAFTA. The new agreement, which is known as the United States Mexico Canada Agreement (USMCA), was formally signed on November 30, 2018 and entered into force on July 1, 2020. We cannot predict the impact of the USMCA on particular industries or government policies and the changes to international trade that may result.

Following the U.S. elections in November 2020 and the change in the U.S. administration for the four-year period from 2021 to 2024, there is uncertainty regarding future U.S. policies with respect to matters of importance to Mexico and its economy, particularly trade and migration. Policies adopted could create tension between the Mexican and U.S. governments or reduce economic activity between Mexico and the United States, thus affecting the travel of passengers between those countries. For more information on travel restrictions related to COVID-19, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

Furthermore, in September 2017, the U.S. administration announced its plan to phase out the Deferred Action for Childhood Arrivals program (“DACA”), which allows certain individuals who entered the U.S. as undocumented minors to defer immediate deportation and to be eligible for a work permit. Because the majority of individuals who benefit from this program are from Mexico, terminating the program may affect relations between Mexico and the U.S., as well as transit between the two countries. On January 20, 2021, President Joe Biden issued a Memorandum for the Attorney General, and the Secretary of Homeland Security, to take action to preserve and fortify DACA, consistent with applicable law. There is still uncertainty about whether and when DACA will be ratified, and we cannot assess the impact it may have on particular industries or government policies that may result. If new federal immigration legislation is enacted in the U.S., such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the United States. Such restrictions could have a material adverse effect on our passenger traffic results. Also, the U.S. passed the Tax Cuts and Jobs Act on December 22, 2017, which, among others, reduces the U.S. corporate income tax rate from 35% to 21%, and implemented new import taxes on certain goods, approved on January 22, 2018. We cannot predict the impact that these measures may have on trade between the U.S. and Mexico or whether foreign direct investment from the U.S. to Mexico will decrease.

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

The outbreak of COVID-19 has adversely affected the economies and financial markets of many countries, including the United States and Mexico. The extent to which COVID-19 impacts these economies will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and scope of the outbreak and the actions taken to contain or treat the outbreak, within the United States, Mexico and around the world. As a result, it is possible that the United States and/or Mexico will experience a significant economic downturn due to the effects of the COVID-19 outbreak. The United States and Mexico technically entered into a recession in 2020 following the COVID-19 outbreak. The extent and effect of this recession is difficult to predict, including whether such recession and any recovery thereof will be similar to past periods of recession and recovery.

Moreover, international events, such as decreases in oil prices and the slower growth in the Chinese economy, have led to volatility in the international markets and adversely affected the Mexican economy. As a result, Mexico has been forced to cut public expenses, since oil output is one of the main sources of revenue in Mexico. In recent years, however, the U.S. economy has improved, with the GDP increasing at an annualized rate in real terms of 3.1% in 2018, 2.3% in 2019 and decreased 3.5% in 2020, and our international passenger traffic increasing 4.4%, 7.9% and decreased 56.9%, respectively. In the event of an economic downturn, developing countries, which have largely rebounded from the economic and financial crisis in 2009, would be impacted through trade and financial channels.

Our business is particularly dependent on the condition of the U.S. economy and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. For more information on U.S. travel restrictions related to COVID-19, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.” According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), in 2020, exports from Mexico to the United States represented approximately 81.2% of Mexican exports, and 39.1 % of foreign direct investment in Mexico originated in the United States. According to the U.S. Bureau of Economic Analysis, in 2020, secondary income received from the United States, which includes government and private transfers, was approximately U.S.$17.6 billion.

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

In 2018, 2019 and 2020, approximately 42.9%, 43.0% and 40.0%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport (Aeropuerto Internacional de la Ciudad de México, S.A. de C.V.) As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.

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

To alleviate congestion at the Mexico City International Airport, a new Mexico City international airport was being built and was expected to start operations in 2022. The current Mexican federal administration that took office on December 1, 2018 cancelled the construction of the new Mexico City international airport. There is still uncertainty about what effect, if any, the cancellation of the new Mexico City international airport will have on our operations and passenger traffic results.

In addition, the current Mexican federal administration announced that it would seek to alleviate congestion at the existing airport by (i) converting a military airport approximately 40 kilometers (24.9 miles) outside of Mexico City (the “Santa Lucía Airport”) to a civil airport, which is expected to start operations in March 2022, (ii) expanding the Toluca International Airport, which is approximately 60 kilometers (37.3 miles) outside of Mexico City and (iii) expanding the boarding gate capacity at Terminal 2 of the existing Mexico City International Airport, which expansion plan was announced on September 24, 2019. There is still uncertainty about when these renovations will be completed and what impact congestion may have on the existing Mexico City International Airport. We cannot assure you that the airport’s operations will remain at existing levels or increase in the future or that the converted Santa Lucía Airport or expanded Mexico City and Toluca International Airports will start operations on time.

Security enhancements have resulted in increased costs and may require additional investments in the future.

In 2020, 10.7% of the passengers served by our airports were international passengers, of which, 76.8% arrived or departed on flights originating in or departing to the United States. The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance. Following the events of September 11, 2001, we reinforced security at our airports, and our general liability insurance premiums increased substantially. For more information on the insurance policies we carry, see “Item 4. Information on the Company – Property, Plant and Equipment.”

Because a substantial majority of our international flights involve travel to and from the United States, we may be required to comply with security directives of the U.S. Federal Aviation Administration (“FAA”) in addition to the directives of Mexican aviation authorities. World events, such as the terrorist attacks worldwide attributed to the Islamic State of Iraq and Syria or any other organization, could lead to additional security measures taken by the FAA or the International Civil Aviation Organization (“ICAO”), an agency of the United Nations Organization, and could require us to incur in additional costs to comply with these measures. Similarly, our airport operations and passenger volume could be negatively impacted by terrorist attacks on aircrafts, such as those which occurred with international airlines’ aircraft operating over Egypt and the Ukraine in 2015.

While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. As a result of the COVID-19 pandemic, airlines and airports have had to implement additional security and compliance measures to comply with local health and safety regulations, which could increase costs. We have, among other things, installed disinfectant gel dispensers and air purifiers, mandated facemasks, installed preventive barriers, instituted spacing and flow of movement measures, and provided training to our employees. These enhanced measures have not resulted in a significant increase in our operating costs to date, but we may be required to adopt additional safety measures in the future. Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at our airports due to increased passenger screening and slower security checkpoints and increase our operating costs, which would have an adverse effect on our overall performance.

Furthermore, under the Mexican Airport Law, we are currently responsible for inspecting passengers and their carry-on luggage before they board any aircraft. Under Mexican law, we may be liable to third parties for personal injury or property damage resulting from the performance of such inspection. In addition, we may be required to adopt additional security measures in the future or undertake capital expenditures if security measures for carry-on luggage are enhanced, which could increase our liability or adversely affect our operating results.

The operation of baggage screening equipment could increase our expenses and may expose us to greater liability.

The ICAO’s security guidelines requires checked baggage on all international commercial flights and domestic commercial flights to undergo a comprehensive screening process for the detection of explosives. In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration (“TSA”)) is responsible for screening checked baggage. On May 1, 2014 and July 1, 2016, the Mexican Bureau of Civil Aviation (currently the Federal Civil Aviation Agency (Agencia Federal de Aviación Civil or “AFAC”)) published mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines. We have purchased and installed screening equipment in all of our airports to facilitate compliance with the baggage screening guidelines, and our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked baggage screening system since March 1, 2012.

We incur ongoing expenses to maintain and operate this equipment and expect to incur ongoing expenses to maintain any equipment purchased. In the future, we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. For instance, replacement of the majority of our baggage screening equipment with new Computer Tomography X-ray (CTX) baggage screening equipment is scheduled for 2021-2025, although regulatory changes could force our airports to undertake this replacement sooner. In addition, the circular CO SA-17.9/16 established that airports must have alternative baggage screening methods in case the inspection technology currently used is no longer available. We believe that we comply with the baggage screening guidelines, but AFAC may require additional investments. These additional expenses could restrict our liquidity and adversely affect our results of operations.

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

Our business is highly dependent upon revenues from eight of our thirteen airports and could be adversely impacted by any condition affecting those businesses.

In 2020, approximately 80.6% of the sum of our aeronautical and non-aeronautical revenues were generated from eight of our thirteen airports. The Monterrey airport generated the most significant portion of our revenues. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports, including the percentage of total revenues generated by our hotel services:

For Year Ended
Airport	December 31, 2020
Monterrey	42.7%
Culiacán	10.0%
Chihuahua	6.4%
Mazatlán	6.0%
Ciudad Juárez	5.8%
Acapulco	3.5%
San Luis Potosí	3.3%
Zihuatanejo	2.8%
Five other airports, Servicios Complementarios del Centro Norte, Terminal 2 NH Collection Hotel, and OMA Logística, S.A. de C.V. (“OMA Logística”)(1)	19.4%
Total	100.0%

(1)	OMA Logística includes revenues from Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V. and OMA-VYNMSA Aero Industrial Park, S.A. de C.V.

As a result of the substantial contribution to our revenues from these eight airports, any event or condition affecting these principal airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

Lastly, we cannot predict any future effect COVID-19 will have on our revenues. For more information on risks related to COVID-19 see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

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

As a result of the various measures implemented to control the spread of COVID-19, such as the suspension of non-essential activities and the reduced demand for air travel and hotel services, the operation of our two hotels has experienced significant declines in occupancy rates and in revenues. In 2020, the occupancy rates in our Terminal 2 NH Collection Hotel and our Hilton Garden Inn Hotel in the Monterrey airport were 42.4 and 41.6 percentage points lower, respectively, than in 2019. On April 6, 2020, we temporarily suspended services our Hilton Garden Inn Hotel through July 6, 2020 due to low occupancy demand as a result of the COVID-19 outbreak.

Both of the hotels that we operate, our OMA-VYNMSA industrial park and our OMA Carga bonded warehouses could face additional competition from third parties developing similar projects in areas adjacent to the Monterrey airport. Despite our efforts to retain clients, we cannot predict whether our clients will continue occupying our commercial spaces or cancel their contracts. Furthermore, the continued growth at our OMA-VYNMSA industrial park could also decline should there be a slowdown in the Mexican economy. All such factors could adversely affect the profitability of our non-aeronautical businesses and our ability to recover our investments in such projects.

Our operations depend on certain key airline customers, and the loss or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.

Of the total aeronautical revenues generated at our airports in 2020, VivaAerobus represented 28.0%, Volaris represented 23.5%, Aeroméxico and its affiliates represented 20.0% and Interjet represented 5.7%. None of our contracts with our airline customers obliges them to continue providing service from our airports and, if any of our key customers reduces their use of our airports, competing airlines may not add flights to their schedules to replace any flights no longer handled by our principal airline customers. On June 30, 2020, Aeromexico and its affiliates, which accounted for 20.3% of our total passenger traffic in 2020, filed voluntary Chapter 11 petitions in the United States to implement a financial restructuring while continuing to operate. In addition, as of December 9, 2020, Interjet, which accounted for 5.7% of our total passenger traffic in 2020, stopped operating at our airports due to the financial impact of the current outbreak of COVID-19 on their operations. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenues from our key customers.

Due to increased competition, volatility in fuel prices and the general decrease in demand because of global volatility in the financial and exchange markets, economic crises and the current COVID-19 related health crisis, many airlines are operating in adverse conditions. Should fuel prices increase or in the event of other adverse health or economic developments, one or more of our principal carriers could become insolvent, cancel routes, suspend operations or file for bankruptcy. All such events could have a material adverse effect on our results from operations. Furthermore, any accident, incident or any other event that affects the perception of safety standards of any of the major airlines may affect their image and generate a public perception that it is less safe or reliable than other airlines. These events would affect consumer demand and the number of passengers serviced by the airline, thus affecting our business, results of operations, prospects and financial condition.

The global airline industry has experienced and continues to experience significant financial difficulties and recent warnings regarding industry profitability. In December 2020, the International Air Transport Association, or IATA, issued its 2021 financial forecast for the global commercial airline industry, estimating net post-tax loss of about U.S.$38.7 billion, given that airlines will continue to have difficulty reducing their costs to offset lower revenues. The forecast also indicated that net profit margins were expected to slightly increase to -8.4% in 2021. On February 21, 2021, the IATA announced that it did not expect the airline industry to be cash positive until 2022. The IATA may further reduce its forecasts, and the short-term and long-term effects of the COVID-19 outbreak on the global airline industry is still uncertain. The economic shock from the COVID-19 outbreak, which has been felt more acutely by airlines, has and may continue to trigger insolvencies within the global airline industry.

Some of our airline and other clients and tenants have asked for assistance, either through discounts on payments owed to us or by an extension on those payments. During 2020, we provided payment extensions to our main airline customers, which allowed us to mitigate noncompliance risks. We also offered incentives to our commercial tenants through discounts or payment extensions. No such arrangement materially affected our financial condition or liquidity. As a result of the COVID-19 pandemic, our reserve for doubtful accounts receivable increased by 231% to Ps.20.8 million as of December 31, 2020, which is mainly comprised of commercial tenants. We cannot assure you whether the COVID-19 pandemic will continue to cause an increase in our reserve for doubtful accounts receivable in 2021. For more information on the impact of COVID-19 on our business, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

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

A number of events, such as (i) the endorsement by the Mexican Senate of the International Labor Organization’s Convention C098, the “Right to Organize and Collective Bargaining Convention”, (ii) the approval by Congress to modify the Mexican Federal Labor Law, and (iii) the adverse labor effect resulting from the COVID-19 crisis, have led and continue to cause labor conflicts in Mexico.

In addition, such conflicts have been exacerbated by (i) new labor unions created to negotiate and/or dispute existing collective bargaining agreements on behalf of the labor unions that currently hold such contracts, (ii) a 16.21% increase of the general minimum wage nationwide as of January 1, 2019, a subsequent 20.0% increase of the general minimum wage as of January 1, 2020 , and a 15% increase as of January 1, 2021 and (iii) a 100% increase of the minimum wage in the municipalities near the northern border of Mexico on January 1, 2019, an additional 5.0% increase as of January 1, 2020, and a 15% increase as of January 1, 2021. These developments in recent years have led workers and labor unions to demand more significant benefits and higher salary increases than in prior years.

Moreover, the effects of the Mexican government's response to COVID-19, which include travel restrictions, stay-at-home ordinances, restrictions on non-essential activities and other restrictions on the overall operation of businesses across Mexico may strain relationships by and between businesses, on the one hand, and labor unions and/or their employees, on the other. As of the date of this report, the Company has not experienced any material adverse effect as a result of the different labor related developments or those that have resulted from the evolution of the COVID-19 pandemic and cannot predict whether these will affect its labor force and relations going forward. For more information on the impact of COVID-19, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.” For more information on employee relations, see “If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations” and “Changes to Mexican laws, regulations and decrees applicable to the Company could have a material adverse impact on the results of operations”.

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

If any conflicts with our employees were to arise, including with our unionized employees (which accounted for 54.5% of our total employees as of December 31, 2020), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations. As of the date of this report, the effects of the COVID-19 outbreak have not affected our relations with our labor force, but we cannot assure you that any further effects resulting from COVID-19 will not cause any disruptions in the future.

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

Recently, some airlines have reported losses. In cases where we extend days of credit to airlines, substantially all of our revenues from passenger charges and other aeronautical services are secured by a performance bond or other types of guarantees; however, guarantees may not fully cover the amount owed by an airline at a certain date. In the event of the insolvency of any of these airlines, we would not be certain of the collection of any amounts invoiced to that airline in respect of passenger charges. In cases where the airlines cannot provide adequate or sufficient performance bonds or other types of guarantees, the airlines operate under advance payment conditions.

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

In the past, we have entered into a series of agreements with the Mexican National Air Transportation Chamber of Commerce (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation (most recently in January 2013, covering the period from January 1, 2013 to December 31, 2015), pursuant to which we established specific prices for regulated aeronautical services applicable to our principal airline customers. Although this agreement has not been renewed as of April 22, 2021, all benefits continue to be provided on the same terms. Furthermore, we have expanded the benefits of the agreement to all domestic and international airlines operating at our airports, even to those airlines that are not affiliated to the Mexican National Air Transportation Chamber of Commerce. Historically, amounts paid under these agreements have not been material, and we do not expect any current agreement or any similar future agreements with the Mexican National Air Transportation Chamber of Commerce or any airline to have a material effect on our results of operations.

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

As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities, airlines, airline providers and ground transportation providers. We also depend upon the Mexican government or government entities for provision of services, such as electricity, supply of fuel to aircraft, air traffic control and immigration and customs services for our international passengers. The disruption or stoppage of taxi or bus services at one or more of our airports could also adversely affect our operations. We are not responsible for and cannot control the services provided by these parties. Any disruption in, or adverse consequence resulting from, their services, including a work stoppage or other similar event, may have a material adverse effect on the operation of our airports and on our results of operations.

In addition, if any service providers were to halt operations at any of our airports, we could be required to seek a new provider of these services or to provide these services ourselves, either of which may result in increased costs and have an adverse impact on our results of operations.

We may be liable for property taxes as a result of claims asserted against us by certain municipalities.

Various municipalities have assessed tax credits against us for the payment of property taxes with respect to the real estate on which we operate our airports in those cities. We have appealed all the administrative law proceedings, as well as the tax credits, assessed against us and, while some have been dismissed by the relevant administrative authority, some are still pending. We believe there are no legal grounds which enable the municipalities to collect such taxes and although we intend to defend our position vigorously, if procedures are brought by authorities, there can be no assurance that we will be successful in such defense. See “Item 8. Financial Information—Legal Proceedings—Property Tax Claims” for a full discussion of these property tax proceedings. Some Mexican airport operators contesting the assessment of similar property tax claims have been required to post material surety bonds in connection with their challenge of those assessments. If we are required to post similar surety bonds in the future, the terms of the surety bonds may restrict our ability to pay dividends or otherwise limit our flexibility. In addition, if we are required to pay for additional state or municipal rights, we could face costs, limiting our liquidity, flexibility and ability to pay dividends.

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

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amounted to approximately Ps.183,930 thousand at December 31, 2020. The deferred tax assets are quantified on the basis of currently enacted tax rates and accounting standards and are subject to change as a result of future changes to tax laws or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our financial condition and results of operations. For further information on deferred tax assets, refer to Note 4.p. to our audited consolidated financial statements. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Deferred Income Taxes.”

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

From March 31, 2020 to June 1, 2020, we stopped most construction works, including those needed to comply with our Master Development Program, as a result of the restrictions imposed by the Mexican government on non-essential activity, including construction, in Mexico due to the COVID-19 outbreak. These restrictions generated delays in our scheduled works to comply with our Master Development Program commitments for 2020. Even though the delays were notified to and agreed upon with the regulator, should we experience any other delay that prevents us from complying with our Master Development Program commitments, there could be penalties which could adversely affect our business, results of operations, prospect and financial condition.

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

To allow the future expansion of the Monterrey airport, including the construction of a second commercial runway and the relocation of the control tower, in February and June 2007, March and May 2008, July and December 2009 and February, July and December 2010, we completed acquisitions of land surrounding the airport with an aggregate area of 777 hectares (3 square miles), for an aggregate price of Ps.1,559,381 thousand (U.S.$121.3 million). Improvements made to airport facilities at our expense may be recognized by AFAC as part of our investment in the airport concession. We received authorization from AFAC to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 pesos) of our investment in this land to investments included in the 2011–2015 Master Development Program for the Monterrey airport. The recovery of the remaining investment of Ps.695,759 thousand (amount expressed in nominal 2009 pesos), is included in the indicative period of our current approved Master Development Program for 2026-2035. The remaining amount of the investments may not be recognized by the Ministry of Communications and Transportation in the future.

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

While we seek to insure all reasonable risks, our insurance policies may not cover all of our liabilities in the event of an accident, terrorist attack or any other incident. The markets for airport insurance and construction insurance are limited, and a change in coverage policy by the insurance companies involved could reduce our ability to obtain and maintain adequate or cost-effective coverage. A certain number of our assets cannot, by their nature, be covered by property insurance (notably aircraft movement areas, and certain civil engineering works and infrastructure). In addition, we do not currently carry business-interruption insurance.

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

Discontinuation, reform or replacement of the London Interbank Offered Rate (or LIBOR) or other benchmark interest rates, or uncertainty related to the potential for any of the foregoing, may impact our business.

As of December 31, 2020, we had Ps. 13,503 thousand (U.S. $678,246 ) of variable rate indebtedness linked to LIBOR or other benchmark rates.  In July 2017, the U.K. Financial Conduct Authority, which regulates LIBOR, announced its intention to phase out the use of LIBOR by the end of 2023.  In addition, other regulators have suggested reforming or replacing other benchmark rates including peso-denominated rates.  As there is not yet definitive information regarding the phase-out of LIBOR, we cannot currently predict the effect of the discontinuation, reform or replacement of LIBOR.  However, the phase out of LIBOR and the discontinuation, reform or replacement of other benchmark rates may have an unpredictable impact on, or cause disruption to, the broader financial markets or borrowing costs to borrowers.  These developments may in turn increase the cost of our variable rate indebtedness or otherwise have an adverse effect on our results of operations and financial condition.

Risks Related to the Regulation of Our Business

The Company provides a public service regulated by the Mexican government, and the flexibility in managing aeronautical activities is limited by the regulatory environment in which the Company operates.

The Company’s aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries. In 2018, 2019 and 2020, approximately 65.0%. 67.5% and 54.8%, respectively, of the Company’s total revenues, and approximately 76.0%, 76.0% and 71.5%, respectively, of the sum of its aeronautical and non-aeronautical revenues were earned from aeronautical services, which are subject to price regulation under the Company’s maximum rates. These regulations may limit the Company’s flexibility in operating its aeronautical activities, which could have a material adverse effect on its business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to the Company’s operations that affect its profitability are authorized (as in the case of the Master Development Programs) or established (as in the case of maximum rates) by the Ministry of Communications and Transportation for five-year terms. The Company generally does not have the ability to unilaterally change its obligations (such as the investment obligations under its Master Development Programs or the obligation under its concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, this price regulation system may be amended in the future in a manner that would cause additional sources of the Company’s revenues to be regulated.

The Company’s results of operations may be adversely affected by required efficiency adjustments to its maximum rates.

The Company’s maximum rates in Mexico are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five year period ending December 31, 2020 and December 31, 2025, the maximum rates applicable to the Company’s airports reflect an annual efficiency improvement of 0.70%. Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each Mexican airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4. Information on the Company—Regulatory Framework—Revenue Regulation—Methodology for Determining Future Maximum Rates.” We cannot provide assurance that we will achieve efficiency improvements sufficient to maintain or increase our operating income as a result of the progressive decrease in each of our airport’s maximum rate.

The Company cannot predict how the regulations governing the business will be applied.

Many of the laws, regulations and instruments that regulate the Company’s business were adopted or became effective in 1999, and there is only a limited history and examples that would allow the Company to predict the impact of these legal requirements on its future operations. Mexican law establishes ranges of sanctions that might be imposed should the Company fail to comply with the terms of one of its concessions, the Mexican Airport Law and its regulations or other applicable laws. The Company cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. It may encounter difficulties in complying with these laws, regulations and instruments.

Although the Master Development Programs and maximum rates through 2025 have been set, the Company cannot predict what the Master Development Program for 2026 and following years will establish. When determining the maximum rates for the next five year period (from 2026 to 2030), the Ministry of Communications and Transportation may be solicited by different entities (for example, the Antitrust Commission) and the carriers operating at our airports) to modify the maximum rates, thus reducing the Company’s profitability. The laws and regulations governing the business, including the rate-setting process and the Mexican Airport Law, may change in the future or be applied or interpreted in a way that could have a material adverse effect on the Company’s business, results of operations, prospects and financial condition.

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

On February 20, 2014, a bill of the new Federal Antitrust Law (Ley Federal de Competencia Económica) was submitted to Mexico’s Congress in furtherance and as a result of certain amendments to Mexico’s Constitution passed in 2013. The bill was enacted and published on May 23, 2014. The law grants broader powers to the Antitrust Commission, including the authority to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. Such law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities and the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law. The Antitrust Commission may therefore determine that the services that the Company provides at its airports are essential and require it to implement significant changes to its business operations and thus generate a significant impact on its results of operations.

For example, pursuant to the Federal Antitrust Law (Ley Federal de Competencia Económica), the Antitrust Commission determined that the slots allocated to air carriers at the Mexico City International Airport constitute an essential service. The Antitrust Commission found that the allocation of slots led to flight delays and cancellations and, among others, hindered entry to new competitors. On July 3, 2017, the Antitrust Commission issued a series of corrective measures (the “Corrective Measures”) for the Mexico City International Airport to address the inefficiencies and anticompetitive effects observed at such airport.

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

The regulations applicable to the Company’s aeronautical activities establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that the Company may earn at that airport from services subject to price regulation. For a discussion of the framework for establishing its maximum rates and the application of the rates, see “Item 4. Information on the Company—Regulatory Framework—Revenue Regulation.” On November 30, 2020, the Ministry of Communications and Transportation approved, based on the terms of the Company’s concessions, the maximum rates for its airports from January 1, 2021 through December 31, 2025. Under the terms of the Company’s concessions, there is no guarantee that the results of operations of any airport will be profitable. The Company may not realize its expected return on investment from investments under the Master Development Programs.

The Company’s concessions provide that an airport’s maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican Producer Price Index (Índice Nacional de Precios Productor), excluding fuel). Although the Company is entitled to request additional adjustments to an airport’s maximum rates under certain circumstances including, among others, required capital investments not foreseen in the Master Development Programs, decreases in capital investments attributable to Mexican economy-related passenger traffic decreases or modifications of the concession tax payable by the Company, its concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain limited events specified in the concessions have occurred. Therefore, such a request may not be granted in the future. If a request to increase an airport’s maximum rates is not granted, and the Company is impacted by the circumstances that led to the request, its results of operations and financial condition could be adversely affected, and the value of Series B shares and ADSs could decline.

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

Historically, the Company has set the tariffs it charges for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year. For example, in 2020, the revenues subject to maximum rate regulation represented approximately 99.3% of the amounts the Company was entitled to earn under the maximum rates for all of its airports. The Company may not be able to establish tariffs in the future that allows it to collect substantially all of the revenues it is entitled to earn from services subject to price regulation.

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

The peso has historically experienced significant volatility. From December 31, 2018 to December 31, 2019, the peso appreciated by approximately 3.9%, from Ps.19.64 per U.S.$1.00 on December 31, 2018 to Ps.18.86 per U.S.$1.00 on December 31, 2019. From December 31, 2019 to December 31, 2020, the peso depreciated by approximately 5.5%, from Ps.18.86 per U.S.$1.00 on December 31, 2019 to Ps.19.89 per U.S.$1.00 on December 31, 2020. On April 22, 2021, the exchange rate was Ps.19.87 per U.S.$1.00.

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

On February 5, 2014, the Mexican government announced in the Federal Official Gazette that the Ministry of Communications and Transportation granted to Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V., a concession for 20 years to construct, operate and exploit a civil-aviation airport in the municipality of Bocoyna, Chihuahua, located 250 kilometers (144 miles) from the city of Chihuahua, within an area of 95.5 hectares (0.4 square miles). The government of the state of Chihuahua owns 98% of the capital stock of Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V. The airport has an ICAO Category 3C rating and could present competition to the Company’s airport located in the municipality of Chihuahua, which has a higher ICAO Category 4D rating and is located 18 kilometers (11.2 miles) from the city of Chihuahua. The Ministry of Communications and Transportation has the capacity to upgrade the category of the airport depending on improvements to infrastructure made by the concessionaire or could downgrade the category if the concessionaire does not maintain adequate conditions in the airport. On February 21, 2020, the State of Chihuahua announced that the airport was expected to start operations in late 2020, with limited operations through late 2021. On January 15, 2021, the State of Chihuahua mentioned that the airport is expected to start operations in late 2021, due to constructions delays because of COVID-19. The airport is expected to be fully operational beginning in 2022 and will serve both commercial and general aviation flights. It will have an annual capacity to serve up to 450,000 passengers. As of the date of this report, the Company cannot predict whether the Chihuahua airport will materially affect its results of operations or financial performance.

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

On May 1, 2019, the Mexican Government published significant reforms in the Federal Official Gazette to the Mexican Federal Labor Law. These changes include the creation of courts specializing in labor law and protections to the collective rights of workers and union rights. As a result of these reforms, employees cannot be forced to join a union and more than one union can exist in every workplace. Currently, all unionized Company employees are represented by a national union of airport workers that operates throughout Mexico. To the extent unionized airport workers seek to create or join new unions, and/or materially modify the conditions agreed with the Company and with other Mexican airport operators, the Company’s operations could be adversely affected by union activities, including organized strikes or other work stoppages. The Company cannot predict how these developments may affect the Company’s results of operations or its financial condition. Any increased demands by the Company’s unionized workers may lead to higher labor costs, which could have a negative impact on its results of operations. For more information, see “Collective labor conflicts in Mexico could have an adverse impact on our results of operations” and “If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.”

In December 2019, the Mexican government published several amendments to the Income Tax Law, Value Added Tax Law, Excise Tax Law and the Federal Tax Code, most of which became effective on January 1, 2020. This set of tax reforms is one of the most important in the past few years and its main purpose is to tackle tax evasion by strengthening tax authorities’ control mechanisms. These amendments imposed stringent restrictions on the deductibility of certain expenses, such as a new earnings-stripping rule applicable to net interest, and the non-deductibility of payments to related parties that are deemed subject to preferential tax regimes or by means of structured arrangements, introduced regulations regarding hybrid mismatches and added amendments to the tax treatment applicable to tax transparent foreign entities or arrangements, all of which could affect our operating results. None of these amendments significantly impacted our operating results in 2020.

The 2020 tax reform also introduced a new mandatory disclosure regime aimed at tax advisors, for purposes of reporting and monitoring specific tax schemes listed under article 199 of the Federal Tax Code.

On April 23, 2021, the Mexican government published a decree pursuant to which several amendments were made to the Federal Labor Law, Income Tax Law, VAT Law, among others, in order to prohibit outsourcing of personnel. The amendments became effective April 24, 2021, except for certain legal provisions that will become effective August 1, 2021. Among the most important amendments made are: (i) prohibition of outsourcing of personnel, which consists of an individual or legal entity providing or making available its own workers for the benefit of another, including those provided by companies within the same business group; (ii) the provision of specialized services or the execution of specialized works (through external providers or companies within the same business group), is still allowed, only to the extent the services provided are not part of the corporate purpose or the primary economic activity of the company receiving the services; (iii) companies that hire specialized services with a contractor who fails to comply with its labor obligations will be jointly and severally liable with such contractor; (iv) companies that provide specialized services will require to be registered with the Ministry of Labor and Social Welfare (STPS); (v) violation of the new rules will result in fines ranging from 2,000 to 50,000 UMAs (approximately between U.S.$9,003 to U.S.$225,077); and (vi) payments to subcontracting personnel will not have tax effects of income tax deduction or VAT accreditation; furthermore, irregularities will be prosecuted as a tax fraud offense. The Company is analyzing the effect that the amendments will have on its costs, which could have a negative impact on its results of operations.

On January 11, 2021, the Mexican Government published reforms to Article 311 of Mexican Federal Labor Law in the Federal Official Gazette, regulating remote working conditions. As a result of these reforms, employees that work more than 40% of their work hours from home or from any other place that is not the applicable company’s domicile without supervision or guidance from the employer have new rights and obligations. These new rules also sets forth new obligations for employers. For example, employers must now provide the necessary tools and services for employees to fulfill their jobs. This reform became effective as of January 12, 2021 and provides for the publication of a Mexican Official Norm (Norma Oficial Mexicana, or “NOM”) which will determine the conditions to be complied with by employers to protect the security and health of employees working under this modality. These developments may adversely affect the Company’s results of operations or financial condition.

On March 10, 2021, a decree amending certain terms of the Electric Industry Law (EIL) became effective. The amendments aim to strengthen the state-owned utility Comisión Federal de Electricidad (CFE). The amendment includes, among others, (a) modifications to the order of priority of dispatch to the national electric grid; (b) modifications to the granting of permits referred in the EIL, which will now be subject to the planning criteria issued by the Ministry of Energy; and (c) powers granted to the Energy Regulatory Commission (“CRE”, for its acronym in Spanish) to revoke vesting self-supply contracts. The Company entered in 2017 into a power purchase agreement (PPA) with a wind electricity generator, which expires in 2028. In 2020, approximately 78% of the total electricity consumption of the Company was supplied under this agreement. As of the date of this memorandum, we cannot predict how these amendments to the EIL will affect the PPA.

In addition, as part of the current Federal Administration’s effort to protect worker’s rights, on October 23, 2019, NOM-035-STPS-2018 became effective. This NOM seeks to identify and prevent psychosocial risk factors in the workplace and promote a favorable work environment. Some of the obligations set forth in this NOM include the creation of internal policies to prevent psychosocial risks, such as workloads, excessive work hours and shift rotations, negative interference in family life, negative leaderships in the workplace and violence in the workplace. While the Company has complied with the NOM provisions, the Company cannot predict whether its employees will eventually claim that the Company violated any of the provisions under the NOM. Any claims against the Company filed by its employees may lead to higher labor costs, which could have a negative impact on our results of operations. For more information, see “If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.”

Risks Related to Mexico

The Company’s business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico could adversely affect its business and results of operations.

In 2018, 2019 and 2020, domestic terminal passengers have represented approximately 88.2%, 88.1% and 89.3%, respectively, of the passenger traffic volume in the Company’s airports. In addition, all of its assets are located, and all of its operations are conducted, in Mexico. Accordingly, the Company’s financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in Mexico. As a result, its business, financial condition and results of operations could be adversely affected by any deterioration of the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico or by other negative political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange-rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

The Mexican economy underwent an economic crisis that began in 2008 and continued in 2009 as a result of the impact of the global financial crisis, which affected many emerging economies. The Mexican economy’s link with the U.S. economy remains very important, and therefore, any downside to the economic outlook of the U.S. may hinder any recovery in Mexico. This correlation may have an impact on Mexico’s GDP growth and other macro-economic conditions. The Mexican economy achieved real GDP growth rates of -8.5%, -0.1% and 2.0% in 2020, 2019 and 2018, respectively, and is estimated to increase by 4.3% in 2021 and to grow by 2.5% in 2022, according to the World Economic Outlook published by the International Monetary Fund in January 2021.

During 2020, average reference interest rates in Mexico decreased by 253 basis points compared to 2019. The annualized interest rates on 28-day short-term Mexican treasury bills, or Cetes (Certificados de la Tesorería de la Federación), averaged approximately 4.2%, 6.7%, 7.6%, 7.8% and 5.3% for 2016, 2017, 2018, 2019 and 2020, respectively. To the extent that the Company incurs peso-denominated debt in the future, it could be at high interest rates.

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

Political conditions in Mexico, could materially and adversely affect the Mexican economy and political climate and, in turn, the operations of the Company.

Last presidential and federal congressional elections in Mexico were held on July 1, 2018. President López Obrador’s term will expire on September 30, 2024. Historically, the Mexican president has strongly influenced new policies and governmental actions that impact the Mexican economy. We cannot assure you that the current administration or any other future administration will maintain business-friendly and open-market economic policies and policies that stimulate economic growth and social stability. Any administration could implement substantial changes in law, policy and regulations in Mexico, which could adversely affect our business, financial condition, results of operations and prospects. In addition, any actions taken by the administration may lead to riots, protests and looting that could adversely affect our operations. Our financial condition and results of operation may be adversely affected by changes in Mexico’s political climate, to the extent that such changes affect the nation’s economic policies, growth, stability, outlook or regulatory environment.

In addition, following the congressional elections on July 1, 2018, Morena obtained an absolute majority in the Mexican Chamber of Deputies and, together with its allied political parties (Partido del Trabajo and Partido Encuentro Social), obtained a majority in the Mexican Senate. The current members of the Mexican Congress took office on September 1, 2018. We cannot assure you that Morena and its political party allies or any future members will not introduce new legislative initiatives or modify existing legislation that could, in turn, result in economic or political conditions that could materially and adversely affect our business. On June 6, 2021, a number of electoral processes will take place including mid-term elections for the Mexican Chamber of Deputies as well as governor elections in fifty states, including six of the states in which we operate our airports, which could lead to changes in the composition of the Mexican Chamber of Deputies as well as of the governing party in those states in which where we operate. Changes in laws, public policies or regulations may affect the political and economic environment in Mexico and, consequently, contribute to economic uncertainty and heightened volatility of the Mexican capital markets and in securities issued by Mexican companies.

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

From December 31, 2018 to December 31, 2019, the peso appreciated from Ps.19.64 per U.S.$1.00 on December 31, 2018 to Ps.18.86 per U.S.$1.00 on December 31, 2019, an appreciation of 3.9%. From December 31, 2019 to December 31, 2020, the peso depreciated from Ps.18.86 per U.S.$1.00 on December 31, 2019 to Ps.19.89 per U.S.$1.00 on December 31, 2020 During the first months of 2021, the peso depreciated, reaching Ps.19.87 per U.S.$1.00 on April 22, 2021.

A depreciation of the peso affects the Company’s business in the following ways: (i) international passengers and international flights pay tariffs reported in U.S. dollars; while these tariffs are generally collected in Mexican pesos up to 60 days following the date of each flight, any depreciation of the Mexican peso has a positive impact on the Company’s results from operations, which are reported in Mexican pesos; (ii) the Company has cash balances denominated in U.S. dollars; a depreciation in the Mexican peso would result in higher cash balances when converted to Mexican pesos, thus causing foreign exchange gains; and (iii) the Company has financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos, thus causing foreign exchange losses. As of December 31, 2020, the Company had U.S.$4.1 million of liabilities denominated in U.S. dollars, representing 1.1% of its consolidated debt. As of March 31, 2021, U.S.$80.2 million of the Company’s cash balance was denominated in U.S. dollars.

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

Higher incidences of crime throughout Mexico, including extortion and drug trafficking, could have an adverse effect on our business, results of operations, prospects and financial condition, as it may decrease the international and domestic passenger traffic directed to or within Mexico. The travel warning issued by the U.S. Department of State (Bureau of Consular Affairs) on September 8, 2020 (the “Travel Advisory”) urges U.S. citizens not to travel to the states of Colima, Guerrero, Michoacán, Sinaloa (except the city of Mazatlán), and Tamaulipas. This Travel Advisory also urges U.S. citizens to defer non-essential travel to cities, states and other regions, such as Chihuahua, Coahuila, Durango, areas of the state of Jalisco that border the states of Michoacán, Mexico State, Morelos, Nayarit, Nuevo León (including the metropolitan area of Monterrey), San Luis Potosí, the eastern edge of Sonora which borders the state of Chihuahua, and Zacatecas. Drug-related violence and other incidents of organized crime may not be contained, which could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

In addition, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, an economic downturn in the United States will significantly adversely impact the Mexican economy. Furthermore, on January 20, 2021 Mr. Joseph R. Biden became the 46th president of the United States. The Company cannot assure you that any policies adopted by the new U.S. administration will not have an impact in the market value of its securities, or that the market value of its securities will not be adversely affected by events elsewhere.

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

The level of environmental regulation in Mexico is increasing and the enforcement of environmental laws has become more common. For instance, Mexico launched a carbon dioxide (“CO2”) market in 2018. The market requires that industries that generate above a certain amount of CO2 emissions pay for rights to excess emissions. Starting in 2019, the legislation also requires that companies report their global emissions as verified by the Mexican Emissions Registry (Registro Nacional de Emisiones). In addition, new water quality standards are being discussed, which would require greater water quality for all of our wastewater disposal. There can be no assurance that environmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

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

Furthermore, twelve of our airports have received the Environmental Quality Certification awarded by the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente). Our Monterrey airport is in the process of obtaining this certification, which is expected to be received in 2021. However, compliance with current or future environmental regulations may require us to incur additional costs in order to bring our airports into compliance, and if we fail to comply with current or future environmental regulations, we may be subject to fines and other sanctions.

On August 11, 2014, the Mexican National Agency of Industrial Safety and Protection of the Environment of the Hydrocarbons Sector (Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos, or “ASEA”) was created. While initially taking a secondary role to the role of the Mexican Ministry of the Environment and Natural Resources, ASEA has started to enforce its legal powers. Our airport growth projects related to fuel supply must now be approved by ASEA, which may result in more burdensome proceedings for the approval of special projects related to hydrocarbons. As of the date of this report, there can be no assurance whether ASEA’s rules and regulations will materially affect our business or results of operations.

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

As required by Mexican law, the Company’s bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in the Company and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in the Company. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

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

As of the date of this report, Fintech Holdings, Inc., Bagual S.à r.l. (“Bagual”), Grenadier S.à r.l. (“Grenadier”), Pequod S.à r.l. (“Pequod”), Harpoon S.à r.l. (“Harpoon”), Expanse S.à r.l. (“Expanse”), together (“Fintech”), through their direct subsidiary SETA, are the beneficial owners of 14.7% of our total capital stock. SETA directly owns Series B shares representing 1.9% of our total capital stock and owns Series BB shares that represent 12.8% of our capital stock. As long as SETA retains at least 7.65% of our capital stock in the form of Series BB, all of its special rights, including its right to nominate, appoint and remove certain directors and officers as holder of Series BB shares, will remain in place. The rights and obligations of SETA in our management are explained in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

The termination of the Technical Assistance Agreement would also trigger the conversion of SETA’s remaining Series BB shares into Series B shares, resulting in the termination of all of SETA’s special rights. As long as the Technical Assistance Agreement remains in effect and SETA continues to hold at least 7.65% of our capital stock in the form of Series BB shares, it also has the right to appoint and nominate the same number of directors and officers that it is currently entitled to appoint under our bylaws. For further information on the Technical Assistance Agreement and its terms, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements Relating to SETA.”

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

On September 14, 2020, Empresas ICA, S.A.B. de C.V. and Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) filed Amendment No. 9 amending the Schedule 13D filed with the SEC, informing that prior to June 12, 2020, SETA was a wholly-owned subsidiary of ICA Tenedora,. S.A. de C.V. (“ICATEN”). On June 10, 2020, each of Bagual, Grenadier, Pequod, Harpoon and Expanse entered into a Stock Purchase Agreement with ICATEN and in the case of Bagual, a Stock Purchase Agreement with each of ICATEN and ICA Infraestructura, S.A. de. C.V. (a subsidiary of ICATEN), to purchase collectively 100% of the capital stock of SETA. The transactions closed on June 12, 2020 and the aggregate purchase price for the SETA shares was Ps. 5.47 per share for 862,703,377 shares.

The interests of SETA, Fintech, or any new controlling shareholder, may differ from those of our other shareholders and can be contrary to the preferences and expectations of our other shareholders. SETA and the officers nominated or appointed by it may not exercise their rights in ways that favor the interests of our other shareholders. Furthermore, as a result of our board’s decision-making process, officers appointed by SETA may influence decisions taken by the rest of our officers.

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

FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements. We may from time to time make forward-looking statements in our annual and periodic reports to the SEC on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include but are not limited to:

●	projections of operating revenues, net comprehensive income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

●	statements of our plans, objectives or goals,

●	changes in our regulatory environment,

●	statements about our future economic performance or that of Mexico, and

●	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the projections, plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed above under “Risk Factors,” include material changes in the performance or terms of our concessions, developments in legal proceedings, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties, including the duration and severity of the COVID-19 outbreak and its impacts on our business; may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Item 4.          Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., which we refer to by the acronym “GACN”, is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private investment. The duration of our corporate existence is indefinite. We are a holding company and conduct substantially all of our operations through our subsidiaries. The terms “GACN”, “the Company”, “we”, “us” and “our” in this annual report refer to Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., together with its subsidiaries, and to properties and assets that we own or operate, unless otherwise specified. Our registered office is located at Plaza Metrópoli Patriotismo, Piso 5, Av. Patriotismo 201, Col. San Pedro de los Pinos, Benito Juárez, Ciudad de México, México 03800, telephone +52.81.8625.4300. Our U.S. agent is Puglisi & Associates. Our U.S. agent’s address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

Investment by SETA and Its Affiliates

In 2000, as part of the first stage of our privatization, the Mexican government sold Series BB shares to SETA in a public bidding process. Pursuant to this transaction, SETA paid the Mexican government a total of Ps.864,055,578 (amount in nominal pesos, excluding interest) (U.S.$76.0 million based on the exchange rate in effect on the date of SETA’s bid) in exchange for:

●	all of our Series BB shares, which in 2000 represented 15.0% of our outstanding capital stock;
●	an option to acquire from the Mexican government shares representing 36.0% of the capital stock in 2000. This option was subsequently assigned to and exercised by Aeroinvest (currently CONOISA);
●	an option to subscribe for up to 3% of newly issued Series B shares (1% of which expired unexercised on June 14, 2005, and 2% of which was exercised in September 2006); and
●	the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including SETA) (the “Participation Agreement”), a 15-year Technical Assistance Agreement setting forth SETA’s right and obligation to provide technical assistance to us in exchange for an annual fee and a shareholders’ agreement under terms established during the public bidding process. These agreements are described in greater detail under “Item 7. Major Shareholders and Related-Party Transactions.”

Currently, Series BB shares represent 12.8 % of our capital stock and the remainder consist of Series B shares.

SETA’s current shareholders are:

●	Fintech, through its wholly-owned subsidiaries , which own directly 100% of SETA. Bagual owns 19.6% of the capital stock of SETA; Grenadier owns 21.5% of the capital stock of SETA; Pequod owns 21.5% of the capital stock of SETA; Harpoon owns 20.4% of the capital stock of SETA and Expanse owns 17.1% of the capital stock of SETA. On June 10, 2020, each of the wholly-owned subsidiaries previously mentioned entered into a Stock Purchase Agreement with ICATEN and in the case of Bagual, a Stock Purchase Agreement with each of ICATEN and ICA Infraestructura, S.A. de. C.V. (a subsidiary of ICATEN), to purchase collectively 100% of the capital stock of SETA. The transactions closed on June 12, 2020 and the aggregate purchase price for the SETA shares was 5.47 Mexican pesos per share for 862,703,377 shares. SETA currently owns all of the outstanding Series BB shares representing 12.8% of our capital stock and also owns Series B shares representing 1.9% of our total capital stock.

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2020 amounted to approximately Ps.81,164 thousand. This agreement is more fully described in “Item 7. Major Shareholders and Related-Party Transactions.”

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

Master Development Programs and Capital Expenditures

Master Development Program

Every five years, we are required to submit to the Ministry of Communications and Transportation for approval a Master Development Program for each of our concessions describing, among other matters, our traffic forecasts for the following 15 years, and detailed expansion, modernization and major and minor maintenance plans for the following five years. Each Master Development Program is required to be updated and resubmitted for approval to the Ministry of Communications and Transportation every five years. Upon such approval, the Master Development Program is binding for the following five years and deemed to constitute part of the relevant concession. Any major construction, renovation or expansion of an airport generally may only be made pursuant to a concession holder’s Master Development Program and upon approval by the Ministry of Communications and Transportation. In November 2020, the Ministry of Communications and Transportation approved the Master Development Programs for each of our subsidiary concession holders for the 2021 to 2025 period. These five-year Master Development Programs, which were approved by the Ministry of Communications and Transportation, are in effect from January 1, 2021 until December 31, 2025, and we are required to comply with them on a year-by-year basis. We do not expect the COVID-19 pandemic to affect our committed investments under the current Master Development Programs.

The following table sets forth our committed investments, including major maintenance expenditures, under our Master Development Programs by airport for 2021 through 2025. Figures are updated based on the Producer Price Index for the construction industry:

Committed Investments Under Master Development Programs by
Airport for 2021 through 2025 (1)

	For the Year Ended December 31,
						Total
	2021	2022	2023	2024	2025	2021 - 2025

	(in thousands of pesos)
Acapulco	169,017	54,220	45,189	19,988	40,858	329,272
Ciudad Juárez	233,915	202,913	313,188	195,768	62,014	1,007,799
Culiacán	279,206	301,991	333,872	72,891	88,512	1,076,472
Chihuahua	188,108	166,830	210,734	116,083	72,699	754,453
Durango	73,650	112,310	82,069	44,354	24,791	337,173
Mazatlán	79,162	70,696	131,412	15,272	40,001	336,542
Monterrey	947,082	1,336,164	1,238,833	1,871,495	1,688,744	7,082,318
Reynosa	104,664	44,173	44,805	35,838	28,960	258,440
San Luis Potosí	154,519	83,211	90,005	51,135	29,798	408,668
Tampico	104,325	69,792	54,446	10,940	51,502	291,004
Torreón	82,090	110,730	38,894	27,978	33,258	292,950
Zacatecas	71,296	24,093	18,759	16,843	22,386	153,377
Zihuatanejo	78,468	77,944	18,534	31,542	51,943	258,432
Total	2,565,502	2,655,068	2,620,741	2,510,125	2,235,465	12,586,901

(1)	In pesos with purchasing power as of December 2020.

The following table sets forth our committed investments, including major maintenance expenditures, under our Master Development Programs by category for 2021 through 2025:

Committed Investments Under Master Development Programs by

Category for 2021 through 2025 (1)

	For the Year Ended December 31,
						Total
	2021	2022	2023	2024	2025	2021 - 2025

	(in thousands of pesos)
Terminal capacity expansions and quality projects	610,054	1,051,955	1,295,208	1,444,221	1,438,497	5,839,936
Projects to meet ICAO directives	236,096	139,842	14,053	10,260	9,502	409,753
Operational Infrastructure Expansion	190,178	176,799	158,040	209,535	313,502	1,048,054
Runways and aprons	371,483	441,930	348,335	284,352	135,296	1,581,395
Machinery and equipment	437,868	527,027	198,793	159,582	217,715	1,540,984
Security, Safety and Information Technology Equipment	388,412	156,264	544,285	361,149	81,534	1,531,644
Other	331,412	161,252	62,027	41,027	39,418	635,135
Total	2,565,502	2,655,068	2,620,741	2,510,125	2,235,465	12,586,901

(1)	In pesos with purchasing power as of December 2020.

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

The following table sets forth our actual capital expenditures, including capital expenditures made pursuant to our Master Development Programs and other strategic capital expenditures by airport for 2016 through 2020:

Actual Capital Expenditures by Airport for 2016 through 2020

	For the Year Ended December 31,
	2016	2017	2018	2019	2020

	(in thousands of pesos)
Acapulco	77,069	372,253	279,099	12,221	34,592
Ciudad Juárez	10,005	33,404	9,096	29,839	78,794
Culiacán	9,896	44,389	34,035	65,480	40,919
Chihuahua	16,202	122,448	141,908	173,576	37,908
Durango	4,478	19,991	13,788	48,932	47,209
Mazatlán	19,632	30,222	31,306	37,812	23,805
Monterrey	98,585	505,445	282,514	244,038	748,245
Reynosa	23,944	127,353	153,562	63,443	30,191
San Luis Potosí	24,553	108,757	231,726	71,716	53,596
Tampico	32,157	46,742	26,169	111,210	50,152
Torreón	5,834	20,017	19,990	9,105	29,400
Zacatecas	7,789	19,174	9,656	17,555	29,443
Zihuatanejo	25,822	28,138	13,587	105,374	74,516
Other	173,427	103,626	67,927	58,625	122,714
Total	529,393	1,581,959	1,314,363	1,048,926	1,401,483

The following table sets forth our actual capital expenditures by category across all of our airports for 2016, 2017, 2018, 2019 and 2020:

Actual Capital Expenditures by Category for 2016 through 2020

	For the Year Ended
	December 31,
	2016	2017	2018	2019	2020

	(in thousands of pesos)
Capacity and quality project	140,989	882,289	961,580	598,829	946,848
Projects to meet ICAO directives	13,412	113,561	71,813	52,345	57,788
Facilities for disabled passengers	820	628	7,289	—	591
Environmental projects	6,616	12,429	6,655	3,350	4,279
Projects requested by competent authorities	2,283	8,216	4,126	692	16,806
Runways and aprons	12,552	1,735	—	220,647	95,033
Machinery and equipment	11,657	2,863	—	15,413	8,672
Operative standards equipment	19,669	78,735	25,804	10,027	33,475
Security — investments	7,287	27,309	6,074	17,305	29,398
Information systems — investments	5,565	58,545	43,738	16,972	14,432
Baggage-screening system — investments	775	81,942	12,538	820	22,363
Other	307,768	313,707	174,746	112,527	171,798
Total	529,393	1,581,959	1,314,363	1,048,926	1,401,483

In 2018, 2019 and 2020, our major maintenance expenditures totaled Ps. 139,320 thousand, Ps.305,133 thousand, and Ps.103,704 thousand, respectively. For a detailed reconciliation of expenditures actually made during 2018, 2019 and 2019 and their classification in our consolidated financial statements for such periods, see “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Uses of Capital.”

Our actual capital expenditures from 2018 through 2020 were allocated to the following types of investments at the majority of our airports:

●	Terminals. We started the construction of five building expansions, and we completed the construction of three expansion projects in 2019 and 2020. We also improved our airports’ terminals by, among others, updating our lighting and air conditioning systems, replacing our fire detection and suppression equipment, installing new elevators and escalators and upgrading our public information systems.
●	Paved surfaces. We performed major rehabilitation work on our runways, taxiways and service roads to meet ICAO standards, including the modernization of our illuminated navigation aid systems to improve the safety of our airports. We expanded several aircraft aprons for general and commercial aviation, particularly at the Monterrey airport. We also completed construction of two taxiways at each of the Culiacan airport and Monterrey airport, two new car rental facilities at each of the Monterrey and Acapulco airports, an expansion of the Chihuahua airport parking lot, and a new parking lot at Ciudad Juarez airport. We began the construction of three new parking lots at the Monterrey airport.
●	Machinery and equipment. We invested in machinery and equipment such as aircraft-approved fire-extinguishing vehicles, emergency back-up electricity generators, metal detectors and other security-related equipment. We purchased operational and passenger ground vehicles and completed construction of a new power main substation at the Acapulco airport. We also began the renewal of our runway light technology from halogen to solar LED in Reynosa, Tampico, Acapulco, Monterrey and Durango airports. We began the construction of a new electrical substation at the Monterrey airport.
●	Baggage-screening system – investments. We updated the screening equipment in six of our airports to facilitate compliance with the new baggage-screening guidelines that require a comprehensive screening process for the detection of explosives.

●	OMA-VYNMSA Industrial Park at the Monterrey airport. We continued with the expansion of our OMA-VYNMSA industrial park located at the Monterrey airport. As of December 31, 2020, we had a total construction of 9 warehouses with a total leasable area of 58,940 square meters (634,426 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 40 to 144 months. Construction of an additional warehouse with an area of 4,849 square meters (52,192 square-feet) was completed in January 2021.

BUSINESS OVERVIEW

Our Operations

Through our subsidiaries, we hold concessions to operate, maintain and develop 13 airports in Mexico, which are concentrated in the country’s central and northern regions. Each of our concessions has a term of 50 years beginning on November 1, 1998. The term of each of our concessions may be extended by the Ministry of Communications and Transportation under certain circumstances for up to 50 additional years. The terms of our concessions also include the right to occupy, use and improve the land appurtenant to our airports, which we do not own and which will revert to the Mexican government upon the termination of our concession. As operator of the 13 airports under our concessions, we charge fees to airlines, passengers and other users for the use of the airports’ facilities. We also derive rental and other income from commercial and diversification activities conducted at our airports, such as the leasing of space to restaurants and retailers, the operation of parking facilities, the operation of the OMA Carga business, the Terminal 2 NH Collection Hotel and the Hilton Garden Inn Hotel at the Monterrey airport, among others.

We operate 13 airports, which serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlán and Zihuatanejo), seven regional centers (Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas) and two border cities (Ciudad Juárez and Reynosa). Our airports are located in nine of the 32 Mexican states, covering a territory of approximately 926,421 square kilometers (575,667 square miles), with a population of approximately 29.0 million according to the Mexican National Institute of Statistics and Geography. All of our airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and to maintain customs and immigration services managed by the Mexican government, as well as refueling services.

According to figures published by the AFAC, our total aviation passenger traffic accounted for approximately 14.2% of all arriving and departing total aviation passengers in Mexico in 2020.

In 2020, we recorded revenues of Ps.5,367,466 thousand (U.S.$269,604 thousand) and consolidated net income of Ps.1,097,879 thousand (U.S.$55,146 thousand), the sum of our aeronautical and non-aeronautical revenues was Ps. 4,113,597 thousand (U.S.$206,623 thousand) and our airports handled approximately 11.1 million terminal passengers, a decrease of 52.3% with respect to the 23.2 million terminal passengers handled in 2019.

Our airports serve several major international routes, including Monterrey-Houston, Monterrey-Dallas, San Luis Potosí-Dallas, Monterrey-San Antonio, Chihuahua-Dallas, Mazatlán-Los Angeles, Mazatlán-Phoenix, Monterrey-Atlanta, Zihuatanejo-Los Angeles and Monterrey-Las Vegas. Our airports also serve several other major international destinations, including Dallas, Chicago, Houston, Los Angeles, Detroit, Minneapolis, Denver, Miami, New York, San Jose California and Phoenix in the United States, Havana, Cuba and Panama City. In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada. Our airports also serve major domestic routes, including Monterrey-Mexico City, which was the country’s busiest domestic route in 2020, with approximately 1.6 million total passengers (including passengers flying directly to the nearby airport of Toluca, which are counted together with those flying to Mexico City), according to the AFAC. Other major domestic routes served by our airports include Cancún-Monterrey, Tijuana-Culiacán and Chihuahua-Mexico City, with approximately 832,462, 608,145 and 406,554 total passengers, respectively, in 2020, according to the AFAC.

Our international traffic in 2020 decreased by 56.9% compared to 2019, principally as a result of temporary suspensions in the operations of United Airlines’ Monterrey-Houston route, American Airlines’ Monterrey-Dallas route,

Delta Airlines’ Monterrey-Atlanta route, United Airlines’ Monterrey-Chicago route, Alaska Airlines’ Mazatlán-Los Angeles route, Aeroméxico’ Monterrey-Los Angeles route, United Airlines’ San Luis Potosí-Houston route, Delta Airlines’ Monterrey-Detroit route, Aeroméxico’ Monterrey-New York route, Interjet’ Monterrey-Las Vegas route and Alaska Airlines’ Zihuatanejo-Los Angeles route.

Monterrey and its metropolitan area is the third largest city in Mexico based on population, with a population of approximately 5.0 million. Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s seventh largest state based on population. It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities. Business travelers account for a substantial portion of passengers at the Monterrey airport. The Monterrey airport is our leading airport based on passenger traffic volume, air traffic movements and contribution to revenues and ranked as the fifth busiest airport in Mexico based on passenger traffic volume in 2020, according to data published by the AFAC. In 2020, our Monterrey airport accounted for approximately 45.1% of our terminal passenger traffic, 47.7% of our total revenues and 42.7% of the sum of our aeronautical and non-aeronautical revenues.

Three of our airports, Acapulco, Mazatlán and Zihuatanejo, serve popular Mexican tourist destinations. Acapulco is Mexico’s 24th largest tourist destination, Mazatlán is the 10th and Zihuatanejo is the 12th, based on the number of international visitors in 2020 according to the AFAC. Acapulco is a principal port of call for cruise ships. In 2020, the Acapulco, Mazatlán and Zihuatanejo airports collectively accounted for 13.2% of our aggregate terminal passengers, 11.4% of our total revenues and 12.4% of the sum of our aeronautical and non-aeronautical revenues.

Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity, with diverse economic activities such as mining (the Durango and Zacatecas airports), maquiladora manufacturing (the Chihuahua and Torreón airports), petroleum and chemical production (the Tampico airport), agriculture and livestock (the Culiacán airport) and transportation and logistics (the San Luis Potosí airport). In 2020, these seven regional airports collectively accounted for 32.5% of our aggregate terminal passengers, 27.6% of our total revenues and 28.8% of the sum of our aeronautical and non-aeronautical revenues.

The remaining two airports in the group, the Ciudad Juárez and Reynosa airports, serve cities situated along the border of Mexico and the United States. Both Ciudad Juárez and Reynosa are popular entry points to the United States. In 2020, the Ciudad Juárez and Reynosa airports collectively accounted for 9.2% of our aggregate terminal passengers, 7.3% of our total revenues and 7.5% of the sum of our aeronautical and non-aeronautical revenues.

Additionally, we operate four bonded warehouses under the OMA Carga brand that provide cargo logistics services, which include storage, handling, custody maneuvers, loading and unloading, and x-ray screening of exports, among other services. Two bonded warehouses operate at the Monterrey airport, one operates at the Ciudad Juárez airport and the other at the Chihuahua airport.

We also have a 90% investment with a Mexican subsidiary of the international hotel operator NH Hoteles SA under Consorcio Grupo Hotelero T2, S.A. de C.V. to develop and operate a 287-room hotel and more than 5,000 square meters (53,820 square feet) of commercial space inside Terminal 2 of Mexico City International Airport under a lease agreement (the “Lease”) with Mexico City International Airport that expires in 2029. The Terminal 2 NH Collection Hotel opened in August 2009. Under certain circumstances, the Mexico City International Airport can terminate the Lease at any time with partial or no compensation to us.

In November 2012, as part of our diversification activities, we signed a strategic alliance agreement with VYNMSA Desarrollo Inmobiliario, S.A. de C.V. (“VYNMSA”), to build and operate an industrial park at the Monterrey airport. As part of this strategic alliance, 32.4 hectares (80.06 acres) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park. The industrial park was inaugurated on March 20, 2015, and as of December 2020 we had built a total of 9 warehouses with a total leasable area of 58,940 square meters (634,426 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 40 to 144 months. An additional warehouse was developed, which construction ended in January 2021, with an area of 4,849 square meters (52,192 square-feet).

We also have an investment with Grupo Hotelero Santa Fe, S. de R.L. de C.V. (“Grupo Hotelero Santa Fe”), a Mexican hospitality investment and operating company, to develop and operate a 134-room hotel at the Monterrey airport under the Hilton Garden Inn brand. The hotel started operations on August 27, 2015.

We consider OMA Carga, our hotel operations and the operation of our industrial park a key part of our diversification strategy to increase our non-aeronautical revenues.

The following table provides summary data for each of our 13 airports for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018						2019						2020
					Aeronautical						Aeronautical						Aeronautical
			Sum of		and Non-				Sum of		and Non-				Sum of		and Non-
			Aeronautical		Aeronautical				Aeronautical		Aeronautical				Aeronautical		Aeronautical
			and		Revenues				and		Revenues per				and		Revenues
	Terminal		Non-Aeronautical		per Terminal		Terminal		Non-Aeronautical		Terminal		Terminal		Non-Aeronautical		per Terminal
	Passengers		Revenues (1)		Passenger(2)		Passengers		Revenues(1)		Passenger (2)		Passengers		Revenues(1)		Passenger (2)
	(Number		(in millions				(Number		(in millions				(Number		(in millions		(in pesos)
Airport	in millions)%		of pesos)%		(pesos)		in millions)%		of pesos)%		(pesos)		in millions)%		of pesos)%

Metropolitan destination:
Monterrey	10.7	49.8%	3,097.4	50.1%	288.6		11.2	48.2%	3,367.7	48.5%	301.3		5.0	45.1%	1,757.6	46.7%	351.9
Total metropolitan destination	10.7	49.8%	3,097.4	50.1%	288.6	(3)	11.2	48.2%	3,367.7	48.5%	301.3	(3)	5.0	45.1%	1,757.6	46.74%	351.9
Tourist destinations:
Acapulco	0.7	3.4%	216.9	3.5%	293.5		0.9	3.8%	268.2	3.9%	306.4		0.4	3.6%	144.4	3.8%	364.6
Mazatlán	1.0	4.9%	322.9	5.2%	310.9		1.2	5.0%	374.2	5.4%	322.2		0.7	6.7%	248.6	6.6%	335.8
Zihuatanejo	0.6	2.6%	190.5	3.1%	336.3		0.6	2.7%	217.1	3.1%	347.3		0.3	2.9%	117.0	3.1%	368.6
Total tourist destinations	2.3	10.9%	730.3	11.8%	311.6	(3)	2.7	11.5%	859.5	12.39%	322.9	(3)	1.4	13.2%	510.0	13.56%	350.80
Regional destinations:
Chihuahua	1.6	7.2%	420.9	6.8%	270.4		1.7	7.3%	478.4	6.9%	281.4		0.8	7.4%	261.8	7.0%	320.0
Culiacán	2.3	10.5%	596.9	9.6%	262.8		2.5	10.6%	684.3	9.9%	278.3		1.4	12.4%	411.3	10.9%	299.5
Durango	0.4	1.9%	123.1	2.0%	293.9		0.5	2.3%	163.6	2.4%	310.4		0.3	2.5%	90.6	2.4%	334.0
San Luis Potosí	0.6	2.9%	197.3	3.2%	314.9		0.6	2.8%	210.0	3.0%	326.4		0.3	2.8%	136.6	3.6%	441.5
Tampico	0.7	3.4%	217.4	3.5%	295.1		0.7	3.2%	225.2	3.2%	304.7		0.3	2.4%	91.7	2.4%	338.7
Torreón	0.7	3.2%	207.1	3.3%	303.8		0.7	3.1%	225.1	3.2%	317.7		0.3	2.9%	112.3	3.0%	350.1
Zacatecas	0.4	1.7%	117.6	1.9%	320.4		0.5	2.1%	155.4	2.2%	327.1		0.2	2.1%	81.8	2.2%	352.1
Total regional destinations	6.7	30.8%	1,880.3	30.3%	282.4	(3)	7.2	31.3%	2,142.0	30.9%	295.4	(3)	3.6	32.5%	1,186.1	31.5%	329.9
Border destinations:
Ciudad Juárez	1.4	6.3%	356.2	5.8%	261.1		1.6	6.9%	436.3	6.3%	273.1		0.8	7.1%	237.4	6.3%	300.5
Reynosa	0.5	2.2%	121.7	2.0%	260.6		0.5	2.1%	131.8	1.9%	274.2		0.2	2.1%	69.5	1.8%	303.5
Total border destinations	1.9	8.5%	477.9	7.8%	261.0	(3)	2.1	9.0%	568.1	8.2%	273.4	(3)	1.0	9.2%	306.9	8.2%	301.2
Sum of aeronautical and non-aeronautical revenues(1)	21.6	100%	6,185.8	100%	286.8	(3)	23.2	100%	6,937.3	100%	299.4	(3)	11.1	100%	3,761	100%	339.9

(1)	Defined as the sum of aeronautical and non-aeronautical revenues for each airport, which does not include eliminations among our subsidiaries and does not include revenues from construction services. Revenues in millions rounded to the decimal.
(2)	Revenues per terminal passenger are calculated by dividing the sum of aeronautical and non-aeronautical revenues for each airport by the number of terminal passengers for each airport. The result has been rounded to the decimal.

(3)	Represents average total revenues per terminal passenger for the applicable airports.

See Note 25 to our consolidated financial statements for further information by segment. The Company’s reportable segments under IFRS include its airports, the Terminal 2 NH Collection Hotel, the Hilton Garden Inn Hotel and the OMA-VYNMSA Industrial Park, individually, and information about our holding company and service companies has been combined in the “other” line item, as they represent other business activities and are segments that are not required to be reported separately. For purposes of analysis, segments are comprised of our two hotels and thirteen individual airports, which have been grouped into four different regions according to their location: metropolitan, tourist, regional and border airports.

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports. In 2018, 2019 and 2020, aeronautical services revenues represented approximately 65.0%, 67.5% and 54.8%, respectively, of our total revenues and 76.0%, 76.0% and 71.5%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

The current agreements between our airports and our principal airline customers provide that payments for passenger charges will be between 30 and 60 days after the invoice delivery date. In 2020, the weighted average term of payment was 48 days.

International passenger charges are currently U.S. dollar-denominated but are collected in pesos based on the average exchange rate during the month prior to the flight, and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso. Domestic passenger charges are peso-denominated. In 2018, 2019 and 2020, passenger charges represented approximately 86.5%, 86.6% and 81.6%, respectively, of our aeronautical services revenues, 56.2%, 58.5% and 44.7%, respectively, of our total revenues and 65.7%, 65.9% and 58.4%, respectively, of the sum of aeronautical and non-aeronautical revenues. Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from all carriers including cargo carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client. In 2018, 2019 and 2020, these charges represented approximately 4.0%, 4.0% and 5.0%, respectively, of our aeronautical services revenues, 2.6%, 2.7% and 2.7%, respectively, of our total revenues and 3.0%, 3.0% and 3.6%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

We collect charges from carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo. These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and whether the service is domestic or international. Together with our aircraft parking, boarding and unloading charges described above, in 2018, 2019 and 2020, these charges represented approximately 3.4%, 3.2% and 4.2%, respectively, of our aeronautical services revenues, 2.2%, 2.2% and 2.3%, respectively, of our total revenues and 2.5%, 2.5% and 3.0%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles. These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client. In 2018, 2019 and 2020, these charges represented approximately 0.9%, 0.8% and 0.7%, respectively, of our aeronautical services revenues, 0.6%, 0.6% and 0.4%, respectively, of our total revenues and 0.7%, 0.6% and 0.5%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. Independent subcontractors provide airport security services at our airports. In 2018, 2019 and 2020, these charges represented approximately 1.1%, 1.1% and 1.0%, respectively, of our aeronautical services revenues, 0.7%, 0.7% and 0.6%, respectively, of our total revenues and 0.8%, 0.8% and 0.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives. Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening system since March 1, 2012. In some countries, such as the United States, the federal government (in the case of the United States, through TSA) is responsible for screening checked baggage. Under Mexican law, however, airlines are responsible for screening checked baggage. On May 1, 2014 and July 1, 2016, the AFAC published mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines. Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process. In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus become subject to potential liability, if Mexican law changes in the future. Revenues derived from checked baggage screening are classified as non-aeronautical revenues see “Item 4. Information on the Company—Our Sources of Revenue.”

In response to the COVID-19 pandemic, we have implemented, among others, the following measures, which increased airport costs and expenses during 2020:

●	installed disinfectant gel dispensers based on alcohol at a minimum of 70% in public areas and strategic points,
●	mandated the use of face coverings in all areas,
●	installed temperature checkpoints at entry points for passengers and airport personnel,
●	provided personal protection equipment (PPE) (facemasks, gloves, face shields) to all our airport personnel,
●	installed disinfectant mats to eliminate viruses and bacteria on footwear at the entrances to the terminals and offices,
●	installed protective acrylics to minimize the transmission routes of COVID-19 between passengers and personnel in the airport facilities, including at information modules and commercial areas, such as stores and rental companies,
●	installed physical barriers to ensure entry only and exit only flows,
●	distributed the questionnaire required by AFAC for the “Identification of Risk Factors in Travelers” in paper and electronic form,
●	increased the cleaning and sanitation cycles in all areas of our facilities, including through the increased use of disinfectants and the daily cleaning of transport equipment,
●	established guidelines for effective, efficient and recurrent supervision of compliance with health measures to prevent the spread of COVID-19,
●	displayed COVID-19 information, including national and international regulations regarding the pandemic and other relevant information, on all our airport information screens,
●	instituted work from home and staggered activity policies in certain departments, and
●	circulated to airport personnel informational materials on preventive measures and questionnaires to detect health risks.

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

On November 1, 1998, the Company entered into an agreement with the Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares or “ASA”), pursuant to which the Company granted the agency access to the facilities at the Company’s airports for a nominal fee in order for ASA to buy, sell and supply fuel in such facilities. On July 21, 2018, the Mexican Bureau of Civil Aviation (currently AFAC) published a notice in the Federal Official Gazette clarifying the scope of Transitory Article Nine of the Regulations of the Mexican Airport Law, stating that as of the publication of the Hydrocarbons Law on August 11, 2014, the fuel market was to be considered open so that any interested party can distribute and sell Jet-A fuel. This clarification opens the possibility for third parties complying with the applicable legal requirements to provide fuel distribution and supply services within the airports operated by the Company. As of the date of this report, there are no third parties, other than ASA, providing fuel distribution and supply services within such airports.

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

Non-Aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services. Our revenues from non-aeronautical services are principally derived from (i) commercial activities, such as the leasing of space in our airports to retailers, restaurants and other commercial tenants, maintaining and operating parking facilities and advertising; (ii) diversification activities, such as OMA Carga, hotel services, operation and lease of the industrial park and real estate services and (iii) complementary activities, which principally include the baggage-screening system and the leasing of space to airlines.

None of our revenues from non-aeronautical services are regulated under our maximum-rate price regulation system, though other authorities may regulate them. For example, our parking facilities may be subject to certain municipal regulations.

As one of the main parts of our business strategy, we have prioritized increasing our non-aeronautical revenues, seeking new and improved commercial prices at our airports, as well as the development of the diversification and complementary activities. As a result of our efforts during the last ten years, our non-aeronautical revenues have increased as a percentage of our revenues. In 2010, non-aeronautical revenues represented 14% of our total revenues, while in 2018, 2019, and 2020 non-aeronautical revenues accounted for approximately 20.6%, 21.3% and 21.8% of our total revenues, respectively. Non-aeronautical revenues represented 24.0%, 24.0%, 28.5% in 2018, 2019 and 2020, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Revenues from Commercial Activities

As another main part of our business strategy to enhance our non aeronautical revenues, we have prioritized increasing our revenues per passenger from commercial activities in our airports through the development of new areas, introduction of new services, brands and promotion of the commercial services described below. As a consequence of the outbreak of COVID-19, our revenues from commercial activities decreased by 37.6% in 2020 as compared to 2019 as revenues from commercial activities are largely dependent on passenger traffic. In order to reduce the impact from the outbreak of COVID-19 and to position our commercial revenues for future growth as demand for air travel recovers, the following initiatives have been implemented or expanded:

●	Expanding and reconfiguring the commercial space available in our airport terminals. In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase passengers’ exposure to the commercial businesses operating in our airports. As a result, during the last ten years, we increased the total area available for commercial activity in our 13 airports by approximately 59.7%, and have more than doubled the commercial area in the Monterrey airport. As of December 31, 2020, the total area available for commercial activity at our 13 airports was 21,907.92 square meters (235,816.85 square feet), with an occupancy rate of 89.9%.
●	Supporting our commercial tenants through the effects of COVID-19 as a direct response to the pandemic, and ensuring that commercial services continue despite the pandemic by providing support programs, such as discounts and a payment deferral program, to certain commercial activities that were largely impacted by the decrease in passenger traffic. Such support programs are voluntary and solely to address the pandemic and do not represent ongoing obligations of the Company.
●	Renegotiating agreements with commercial tenants to be more consistent with market practice. We improved our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports. We estimate, based on the nature of our commercial tenants, that approximately 57% of our commercial contracts are subject to royalty-based leasing arrangements.
●	Improving the quality of retail offerings in our airports. Historically, commercial tenants in our terminals consisted of small, often similar, local businesses offering goods and services of limited variety. We have leased redesigned space formerly occupied by such tenants, as well as newly available space, to more established, internationally recognized businesses in order to improve the quality, diversity and brand recognition of commercial goods and services available to our passengers, which we believe, based in part on market surveys conducted at several of our airports, will increase the sales revenues of our commercial tenants, thereby increasing our revenues from commercial activities. As a result, our food and beverage service tenants currently offer internationally recognized brands such as Starbucks, Chili’s, Carl’s Jr, Krispy Kreme, Urban Corner, Sbarro and Gastro Hub. In order to promote commercial development at all of our airports, we encourage commercial tenants to lease bundles of commercial spaces among multiple airports that we operate.
●	Providing timely commercial information. We use social media to communicate the commercial opportunities and activities at our airports on a daily basis. We believe that good communication is the best method to promote our commercial services. We advertise current deals and new commercial services and, in some cases, we offer seasonal deals in coordination with our tenants.
●	Improving travel experience. Our commercial team works together with our operational team, airline clients and commercial tenants to devise customer-oriented solutions to deliver a better experience for all our passengers.

Commercial activities in each of our airports currently consist of the following:

●	Parking facilities. Our concessions provide us the right to operate the car parking facilities at all of our airports. Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they are subject to the regulatory oversight of the Ministry of Communications and Transportation. In 2020, we increased parking lot capacity at the Monterrey airport by adding 343 spaces, we opened a new parking lot at the Ciudad Juárez airport, with 201 spaces for long term stays, which increased existing spaces from 300 to 501.
●	Advertising. On October 4, 2018, we signed a lease and advertising services agreement with ISA Corporativo, SA de CV (“ISA”), effective as of October 4, 2018 through December 31, 2025.

●	Retail and duty free. We have completed several renovation projects as part of our overall effort (described above) to improve the product mix and brand recognition of retail stores in the commercial areas at our airports. We also have several duty-free retailers that cater to international passengers.
●	Food and beverage services. Through the years, we have upgraded our restaurant and bar offerings, which has allowed us to attract world-class operators of food and beverage outlets offering a wide variety of cuisine options and service concepts.
●	Car rentals. We have internationally known name-brand car rental providers at our airports and have encouraged car rental companies to establish on-site automobile pick-up and drop-off facilities at our airports. We have also encouraged our car rental providers to differentiate their VIP services and modernize their facilities.
●	Time-share marketing and hotel promotion. We receive revenues from time-share developers and hotels to whom we rent space in our airports for the purpose of marketing and sales of time-share units as well as provide hotel transportation services.
●	Financial services. We lease space to financial services providers (such as currency exchange bureaus, banks and ATMs) at our airports, and we charge providers of these financial services fees based partly on a percentage of the revenues recorded by their operations. ATM service is currently available at all of our airport terminals.
●	Communications. We offer telephone, mobile phone and internet services at our airports through contractual agreements with service providers and offer wireless internet access at all of our airports.
●	VIP Lounges. We lease space for the OMA Premium Lounge in the Monterrey, Mazatlán, Culiacán, Chihuahua, Acapulco and San Luis Potosí airports and for the American Express-Centurion VIP Lounge and CitiBanamex Beyond Lounge in the Monterrey airport, which provide their frequent flyers a luxury waiting lounge with comfortable seating, internet service, television and free newspapers, among other amenities.

Revenues from Diversification Activities

To enhance our non-aeronautical revenues, we also focus our business strategy on generating new services and products to diversify our revenue sources, such as our OMA Carga business, hotel services and real estate services.  We develop land not intended for aeronautical purposes at our airports for industrial, logistical or commercial uses that are directly or indirectly related to airport activities in order to strengthen the airports’ role as focal points of economic development in the cities where they are located.

As a consequence of the outbreak of COVID-19 our revenues from diversification activities decreased by 34.0% as compared to 2019. The following are our main diversification initiatives, of which, some of them were negatively affected during 2020:

●	Developments at Mexico City International Airport. In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease agreement with Mexico City International Airport that expires in 2029. A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%. The Terminal 2 NH Collection Hotel opened in August 2009. For the year ended December 31, 2020, total revenues decreased by 56.8% to Ps.110,299 thousand and annual average occupancy during such period was 40.2%, 4,390 basis points lower than in 2019. In 2020, the annual average rate per room was Ps.1,909.
●	Hotel at Monterrey Airport. In July 2013, we partnered with Grupo Hotelero Santa Fe, a Mexican hospitality investment and operating company, to develop and operate a 134-room hotel at the

Monterrey airport under the Hilton Garden Inn brand. We own 85% of Consorcio Grupo Hotelero de Monterrey, S.A.P.I. de C.V. and Grupo Hotelero Santa Fe holds the remaining 15%. The Hilton Garden Inn at the Monterrey airport includes a restaurant and bar, business centers and a fitness center and is easily accessible from Terminals A and B of the airport. For the year ended December 31, 2020, total revenues decreased by 68.5% to Ps.32,614 thousand, compared to 2019, and annual average occupancy during such period was 36.1%, 4,160 basis points lower than in 2019. In 2020, the annual average rate per room was Ps.2,288. The hotel suspended operations form April 6, 2020 to July 6, 2020 due to low occupancy derived from the outbreak of COVID-19.
●	OMA Carga Operations. We operate four bonded warehouses that provide cargo logistics services, which include storage, handling, custody maneuvers, loading and unloading, and x-ray screening of exports, among other services. Two bonded warehouses operate at the Monterrey airport, one operates at the Ciudad Juárez airport and the other at the Chihuahua airport. Total revenues from OMA Carga Operations decreased by 5.9 % to Ps.11,554 thousand, in comparison to revenues from 2019. This decrease resulted from a reduction in volume of imports and exports mainly during COVID-19 lockdown periods in which manufacturing operations were temporally halted.
●	Shopping Center and Office Plaza. Located in the outside areas of Terminal A of the Monterrey airport, the shopping center and office plaza consists of a two-story building with commercial space on the lower level and office space for rent on the upper level.
●	Gasoline Service Station at Monterrey Airport. In December 2012, a gasoline service station within the Monterrey airport began operations. The 2,500 square meters (26,910 square feet) of land on which the service station is located is identified for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Mobil, for a renewable term of 15 years. Grupo ORSAN is responsible for the operation of and all investments in the service station. In 2020, the leasing of this land to Grupo ORSAN generated revenues of Ps.2,540 thousand.
●	Strategic Alliance with VYNMSA. In November 2012, we, through our subsidiary OMA Logística, signed a strategic alliance agreement with VYNMSA, to build and operate an industrial park at the Monterrey airport, through the company OMA-VYNMSA Aero Industrial Park, S.A. de C.V. in which OMA Logística has a 51% ownership interest and VYNMSA has a 49% ownership interest. As part of this strategic alliance, 32.4 hectares (80.06 acres) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park. The industrial park was inaugurated on March 20, 2015, and as of December 2020 we had built a total of 9 warehouses with a total leasable area of 58,940 square meters (634,426 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 40 to 144 months. An additional warehouse with an area of 4,849 square meters (52,192 square-feet) was developed, which construction ended in January 2021.
●	Office Center for Cargo Logistics Agents. Leasing of 1,045 square meters (11,248 square feet) of space at the Monterrey airport with an occupancy rate of 91.4% as of December 31, 2020.

Revenues from Complementary Activities

Our complementary activities generated 16.9% of our non-aeronautical revenues in 2020. These include:

●	Leasing of space. Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.
●	Baggage-Screening Services. The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006 and all domestic commercial flights as of July 2006 to undergo a comprehensive screening process for the detection of explosives. We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate our airline customers’ compliance with the baggage-screening guidelines. We negotiated an increase to maximum rates as of 2013 with the Federal Civil Aviation Agency to take into account the maintenance costs of baggage-screening systems in all of our airports required by mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16. Our subsidiary Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening systems at our airports since March 1, 2012. In 2020, our revenues from the operation of checked-baggage screening system service, which are not subject to maximum rates, amounted to Ps. 86,491 thousand.
●Non-Permanent Ground Transportation. Our revenues from providers of ground transportation services deemed “nonpermanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.
●	Access Rights. Revenues that we derive from granting access rights to transportation providers to terminal buildings at our airports are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

Our Airports

In 2018, 2019 and 2020, our airports served a total of approximately 21.6 million, 23.2 million and 11.1 million terminal passengers, respectively. All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table sets forth the percentage of terminal passenger traffic generated at our airports per type of destination during 2018, 2019 and 2020:

	Percentage of Total Passenger Traffic
Type of Destination	2018	2019	2020
Metropolitan (Monterrey)	49.8%	48.2%	45.1%
Tourist (Acapulco, Mazatlán and Zihuatanejo)	10.9%	11.5%	13.2%
Border (Ciudad Juárez and Reynosa)	8.5%	9.0%	9.2%
Regional (Culiacán, Chihuahua, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas)	30.8%	31.3%	32.5%

The following tables set forth the passenger traffic volume presented in amounts of (i) total passengers, (ii) terminal departing and arriving passengers and (iii) transit passengers, for each of our airports for the periods indicated:

Passenger Traffic

	For the Year Ended December 31,
	2016			2017			2018			2019			2020
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	718,493	5,478	723,971	685,124	5,198	690,322	739,120	15,340	754,460	875,315	14,298	889,613	395,948	1,704	397,652
Ciudad Juárez	1,102,855	19,262	1,122,117	1,173,135	7,846	1,180,981	1,364,028	9,725	1,373,753	1,597,471	8,168	1,605,639	790,009	3,053	793,062
Culiacán	1,726,654	12,227	1,738,881	1,909,651	14,480	1,924,131	2,270,834	10,477	2,281,311	2,458,863	8,915	2,467,778	1,373,102	2,571	1,375,673
Chihuahua	1,305,961	31,791	1,337,752	1,409,579	16,762	1,426,341	1,556,770	11,788	1,568,558	1,699,816	5,004	1,704,820	818,151	650	818,801
Durango	424,415	7,817	432,232	395,905	3,442	399,347	418,914	2,711	421,625	527,004	5,521	532,525	271,231	1,317	272,548
Mazatlán	973,440	35,656	1,009,096	994,283	22,085	1,016,368	1,038,555	14,220	1,052,775	1,161,155	21,573	1,182,728	740,306	8,310	748,616
Monterrey	9,178,533	18,608	9,197,141	9,771,630	28,232	9,799,862	10,733,186	36,620	10,769,806	11,176,555	24,797	11,201,352	4,994,170	4,341	4,998,511
Reynosa	563,952	545	564,497	485,727	288	486,015	466,934	158	467,092	480,524	169	480,693	229,058	221	229,279
San Luis Potosí	504,313	1,467	505,780	553,353	1,639	554,992	626,512	2,282	628,794	643,224	2,509	645,733	309,311	823	310,134
Tampico	717,599	8,685	726,284	717,342	4,199	721,541	736,627	2,638	739,265	739,143	2,750	741,893	270,835	728	271,563
Torreón	646,898	9,123	656,021	618,930	4,191	623,121	681,551	5,164	686,715	708,563	6,153	714,716	320,820	1,591	322,411
Zacatecas	343,136	2,802	345,938	349,453	1,470	350,923	366,871	2,639	369,510	475,241	3,849	479,090	232,352	1,003	233,355
Zihuatanejo	557,389	5,835	563,224	597,902	2,068	599,970	566,497	1,331	567,828	625,186	501	625,687	317,395	637	318,032
Total	18,763,638	159,296	18,922,934	19,662,014	111,900	19,773,914	21,566,399	115,093	21,681,492	23,168,060	104,207	23,272,267	11,062,688	26,949	11,089,637

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).

(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	For the Year Ended December 31,
	2016			2017			2018			2019			2020
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	323,773	40,745	364,518	305,337	41,326	346,663	327,220	43,948	371,168	392,382	46,383	438,765	178,343	22,046	200,389
Ciudad Juárez	533,229	4,233	537,462	573,739	2,244	575,983	668,369	3,927	672,296	772,724	5,856	778,580	384,557	1,677	386,234
Culiacán	850,046	20,723	870,769	940,889	22,723	963,612	1,118,311	25,413	1,143,724	1,210,867	30,656	1,241,523	681,298	11,417	692,715
Chihuahua	587,020	64,486	651,506	638,836	65,574	704,410	701,064	72,745	773,809	762,680	80,957	843,637	370,880	40,497	411,377
Durango	181,066	30,084	211,150	161,252	36,228	197,480	171,650	37,542	209,192	208,049	56,567	264,616	105,226	30,968	136,194
Mazatlán	341,246	145,987	487,233	341,616	157,267	498,883	363,086	157,710	520,796	413,165	166,222	579,387	279,964	94,180	374,144
Monterrey	3,908,835	661,811	4,570,646	4,193,276	674,556	4,867,832	4,612,687	728,440	5,341,127	4,777,176	774,363	5,551,539	2,195,445	288,703	2,484,148
Reynosa	270,902	244	271,146	234,880	3,210	238,090	225,614	3,354	228,968	230,461	3,392	233,853	108,582	1,809	110,391
San Luis Potosí	167,369	83,748	251,117	185,349	91,558	276,907	207,879	104,717	312,596	211,770	108,127	319,897	105,942	48,709	154,651
Tampico	333,111	27,728	360,839	332,405	28,354	360,759	333,706	37,904	371,610	331,815	38,671	370,486	123,884	14,274	138,158
Torreón	291,377	35,472	326,849	277,275	37,673	314,948	299,449	43,274	342,723	306,625	47,316	353,941	144,792	16,840	161,632
Zacatecas	106,950	65,909	172,859	104,028	71,578	175,606	107,399	76,809	184,208	158,191	81,492	239,683	79,767	39,216	118,983
Zihuatanejo	159,999	116,872	276,871	177,623	121,440	299,063	167,886	116,800	284,686	197,126	116,593	313,719	95,487	67,842	163,329
Total	8,054,923	1,298,042	9,352,965	8,466,505	1,353,731	9,820,236	9,304,320	1,452,583	10,756,903	9,973,031	1,556,595	11,529,626	4,854,167	678,178	5,532,345

	For the Year Ended December 31,
	2016			2017			2018			2019			2020
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Acapulco	340,645	13,330	353,975	326,492	11,969	338,461	354,367	13,585	367,952	422,254	14,296	436,550	182,686	12,873	195,559
Ciudad Juárez	561,086	4,307	565,393	596,586	566	597,152	691,262	470	691,732	818,244	647	818,891	403,398	377	403,775
Culiacán	849,603	6,282	855,885	939,409	6,630	946,039	1,123,022	4,088	1,127,110	1,211,407	5,933	1,217,340	678,105	2,282	680,387
Chihuahua	610,388	44,067	654,455	659,426	45,743	705,169	734,964	47,997	782,961	802,503	53,676	856,179	381,813	24,961	406,774
Durango	194,669	18,596	213,265	177,219	21,206	198,425	191,524	18,198	209,722	224,717	37,671	262,388	110,487	24,550	135,037
Mazatlán	353,629	132,578	486,207	353,920	141,480	495,400	375,957	141,802	517,759	434,104	147,664	581,768	285,878	80,284	366,162
Monterrey	4,008,793	599,094	4,607,887	4,308,480	595,318	4,903,798	4,788,705	603,354	5,392,059	4,979,390	645,626	5,625,016	2,292,727	217,295	2,510,022
Reynosa	292,452	354	292,806	247,231	406	247,637	237,689	277	237,966	246,429	242	246,671	118,395	272	118,667
San Luis Potosí	190,596	62,600	253,196	210,794	65,652	276,446	243,290	70,626	313,916	242,306	81,021	323,327	115,160	39,500	154,660
Tampico	341,655	15,105	356,760	341,321	15,262	356,583	349,805	15,212	365,017	353,006	15,651	368,657	126,954	5,723	132,677
Torreón	300,763	19,286	320,049	286,981	17,001	303,982	322,643	16,185	338,828	331,013	23,609	354,622	149,194	9,994	159,188
Zacatecas	116,216	54,061	170,277	117,174	56,673	173,847	121,675	60,988	182,663	169,639	65,919	235,558	80,903	32,466	113,369
Zihuatanejo	172,528	107,990	280,518	188,412	110,427	298,839	177,154	104,657	281,811	208,721	102,746	311,467	97,830	56,236	154,066
Total	8,333,023	1,077,650	9,410,673	8,753,445	1,088,333	9,841,778	9,712,057	1,097,439	10,809,496	10,443,733	1,194,701	11,638,434	5,023,530	506,813	5,530,343

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2020:

Capacity(1) by Airport(2)

	Peak Air Traffic
	Movements per	Runway	% Capacity
Airport	Hour	Capacity(3)	Used
Acapulco	5	40	12.5
Ciudad Juárez	6	20	30.0
Culiacán	6	24	25.0
Chihuahua	6	40	15.0
Durango	3	40	7.5
Mazatlán	6	22	27.3
Monterrey	16	38	42.1
Reynosa	3	18	16.7
San Luis Potosí	4	20	20.0
Tampico	5	22	22.7
Torreón	3	20	15.0
Zacatecas	2	20	10.0
Zihuatanejo	5	20	25.0

(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2020 figures.
(3)	Air traffic movements per hour.

The following table sets forth the terminal capacity of each of our airports as of December 31, 2020:

Capacity(1) by Airport(2)

	Peak Passenger
	Traffic Movements	Terminal	% Capacity
Airport	per Hour	Capacity(3)	Used
Acapulco	421	1,103	38.2
Ciudad Juárez	628	621	101.1
Culiacán	762	938	81.2
Chihuahua	735	1,297	56.7
Durango	275	606	45.4
Mazatlán	713	1,537	46.4
Monterrey Terminal A	972	2,091	46.5
Monterrey Terminal B	509	1,469	34.6
Monterrey Terminal C	1,047	1,246	84.0
Reynosa	351	911	38.5
San Luis Potosí	335	1,380	24.3
Tampico	519	683	76.0
Torreón	331	549	60.3
Zacatecas	322	579	55.6
Zihuatanejo	596	945	63.1

(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2020 figures.

(3)	Passenger traffic during peak hours.

The following table sets forth the air traffic movements for each of our airports for the periods indicated:

Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
Acapulco	23,831	22,838	24,151	23,606	16,115
Ciudad Juárez	18,415	16,215	18,512	19,260	12,277
Culiacán	38,611	38,018	41,133	40,750	29,520
Chihuahua	33,869	29,361	30,760	30,222	20,990
Durango	17,324	14,559	15,324	16,039	11,556
Mazatlán	19,685	17,424	17,579	17,342	13,407
Monterrey	115,593	110,938	114,564	112,188	58,265
Reynosa	11,146	8,639	7,278	6,757	4,825
San Luis Potosí	21,719	21,605	21,394	19,813	12,628
Tampico	20,401	18,702	18,930	17,219	10,266
Torreón	17,922	14,842	16,863	16,912	10,350
Zacatecas	8,261	6,868	6,903	7,390	4,377
Zihuatanejo	11,584	12,343	11,959	12,582	9,580
Total	358,361	332,352	345,350	340,080	214,156

(1)	Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
Acapulco	30.1	30.0	30.6	37.1	24.6
Ciudad Juárez	59.9	72.3	73.7	82.9	64.3
Culiacán	44.7	50.2	55.2	60.3	46.5
Chihuahua	38.6	48.0	50.6	56.2	39.0
Durango	24.5	27.2	27.3	32.9	23.5
Mazatlán	49.5	57.1	59.1	67.0	55.2
Monterrey	79.4	88.1	93.7	99.6	85.7
Reynosa	50.6	56.2	64.2	71.1	47.5
San Luis Potosí	23.2	25.6	29.3	32.5	24.5
Tampico	35.2	38.4	38.9	42.9	26.4
Torreón	36.1	41.7	40.4	41.9	31.0
Zacatecas	41.5	50.9	53.1	64.3	53.1
Zihuatanejo	48.1	48.4	47.4	49.7	33.1
Average of all airports	52.4	59.2	62.4	68.1	51.7

(1)	Includes total passengers divided by total air traffic movements.

Air Traffic Movements by Aviation Category(1)

	For the Year Ended December 31,
	2019	2020
Commercial aviation	238,630	125,975
Charter aviation	916	648
General aviation and other	100,534	87,533
Total	340,080	214,156

(1)	Includes departures and landings for all 13 airports.

Metropolitan Destination

Monterrey International Airport

The Monterrey airport is our most important airport based on passenger traffic (including both domestic and international passengers), air traffic movements and contribution to aeronautical revenues. According to the AFAC, the Monterrey airport was the fifth busiest airport in Mexico in 2020 based on commercial and general aviation passenger traffic. In 2018, 2019 and 2020, it accounted for approximately 49.8%, 48.2% and 45.1%, respectively, of our terminal passenger traffic.

In 2018, 2019 and 2020, a total of 10.7 million, 11.2 million and 5.0 million, terminal passengers, respectively, were served by the Monterrey airport. Of the terminal passengers in 2018, 87.6% were domestic, and 12.4% were international passengers. In 2019, 87.3% were domestic, and 12.7% were international passengers. In 2020, 89.9% were domestic, and 10.1% were international passengers. This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 12 commercial airlines operated at this airport during 2020. In 2020, airlines operating at this airport served 42 direct destinations, including 30 domestic destinations and 12 international destinations. In 2020, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Guadalajara, Tijuana, Veracruz, Puerto Vallarta, Querétaro, Mérida, Villahermosa, Hermosillo, El Bajío, Chihuahua, Mazatlán, Puebla, Houston, Dallas, San Antonio, Atlanta, Las Vegas, Detroit, Chicago, Los Angeles, Miami, New York, La Havana and Panama City. In 2020, the principal domestic airlines operating at the airport were VivaAerobus, Volaris, Aeroméxico, Aeroméxico Connect, Interjet and Magnicharters.

The Monterrey airport is located approximately 21 kilometers (13 miles) from the city of Monterrey, which has a population (including its suburbs) of approximately 5.0 million inhabitants. Monterrey is Mexico’s third largest city based on population and is one of Mexico’s most productive industrial centers. It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities. Monterrey is the capital of the state of Nuevo León, the third largest contributor to Mexico’s GDP.

The Monterrey airport operates 24 hours a day. The airport has two operating runways, one with a length of 3,000 meters (9,842 feet) and the other with a length of 1,800 meters (5,905 feet). The airport’s runway capacity is 38 air traffic movements per hour. The airport also has an instrument landing system on runway 29. The airport occupies a total area of 806.2 hectares (3.11 square miles) and has three commercial passenger terminal buildings (Terminal A, B and C for domestic and international flights) with a total area of approximately 67,103 square meters (722,291 square feet). The airport has three platforms for commercial aviation operations, one platform for general aviation operations, one platform for air freight operations and eleven taxiways.

The Terminal A building has a total area of approximately 29,269 square meters (315,049 square feet), of which 4,611 square meters (49,632 square feet) is commercial space, a 19-position apron for commercial aviation, one-position apron for air freight, a five-position apron for general aviation, nine air bridges, an ample boarding lounge for passengers making connections with other flights and other boarding lounges. Terminal A has 15 boarding gates for international or domestic flights and a public parking facility that accommodates 2,213 vehicles.

The Terminal B building started operations on September 1, 2010, and is used by Aeroméxico, Aeroméxico Connect and Delta. Terminal B has a total area of approximately 20,568 square meters (221,392 square feet), of which 3,263 square meters (35,123 square feet) is commercial space. It has two levels plus a mezzanine and includes six air bridges, an 18-position commercial aviation apron and 14 boarding gates. Terminal B also has a public parking facility that accommodates 639 vehicles.

The Terminal C building has a total area of approximately 12,460 square meters (134,118 square feet), of which 1,711 square meters (18,417 square feet) is commercial space. This terminal, which commenced operation at year-end 2006, is used by the low-cost carrier VivaAerobus. Terminal C has eight boarding gates and serves 16 aircraft positions for commercial aviation. In January 2012, we concluded the construction of a new modern access to the Terminal C building, more commercial spaces and an additional baggage-claim area, with a total area of approximately 3,420 square meters (36,812 square feet). Terminal C has a public parking facility that accommodates 986 vehicles.

The Monterrey airport offers air cargo services for imports and exports and serves as a logistical hub for domestic and international air shipping providers. Its current infrastructure servicing air cargo operations includes bonded terminal warehouses. An area of 8,465 square meters (91,117 square feet) has been occupied by Federal Express and OMA Carga (which we operate directly) since 2004, United Parcel Service since 2005 and DHL since 2011. In 2017, OMA Logística (which we also operate directly) started operating a bonded warehouse to facilitate for ground cargo operations between customs. Inside the Monterrey airport, the customs authority has import and export merchandise checkpoint platforms and our warehouses offer services for the handling, storage and custody of merchandise, dry cargo, controlled temperature, DGR (Dangerous Goods Regulation), X-ray (authorized equipment by TSA), 24/7 surveillance cameras, scales of up to 30 tons, as well as miscellaneous services required for authorized import and export operations. The Monterrey airport also offers commercial, office and parking spaces that facilitate and contribute to the activities of all users and make it an attractive logistical hub for the entire foreign trade community, in conjunction with the infrastructure and facilities for Mexican customs.

To allow the future expansion of the Monterrey airport, including its second commercial runway, in 2009, we completed the acquisition of land strategically located adjacent to the Monterrey airport with an aggregate surface area of 777 hectares (3 square miles) for an aggregate price of Ps.1,159,631 thousand (U.S.$88.8 million) (amount expressed in nominal 2009 pesos). The acquired land is classified in our financial statements as land owned by the Company at its acquisition value, presented as a fixed asset. On October 1, 2012, we presented a proposal to the Mexican Bureau of Civil Aviation (currently AFAC) to recover the cost of our investment in the land, meaning that we requested that the Mexican Bureau of Civil Aviation (currently AFAC) recognize the acquired land as part of our future investment in the Monterrey airport concession included in the airport’s required Master Development Program investments, rather than as a fixed asset that we own. On December 4, 2012, we received authorization from the Mexican Bureau of Civil Aviation (currently AFAC) to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 pesos) in investments included in the 2011–2015 Master Development Program for the Monterrey airport. Additionally, during the 2011 Master Development Program review, Ps.77,306 thousand was reallocated due to extraordinary adjustment of the Monterrey airport’s maximum rate under its Master Development Program. We received authorization from AFAC to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 pesos) of our investment in the land at this airport to investments included in the 2011–2015 Master Development Program for the Monterrey airport. The recovery of the remaining investment of Ps.695,759 thousand (amount expressed in nominal 2009 pesos), is included in the indicative period of our current approved Master Development Program for 2026-2035.The actual amounts of recovery are adjusted annually based on the Mexican Producer Index.

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

In November 2019, we started a major expansion project at the Monterrey airport. We expect to invest approximately Ps.4.2 billion between 2019 and 2025. The project will be built in two phases. Phase 1 consists of the expansion of the public and check-in areas of Terminal A and the construction of a new wing. As a result, total terminal space will increase by approximately 14,646 square meters (157,648 square feet), approximately a 24% increase of the existing terminal space. Certain components of Phase 1 are expected to become operational by the end of 2022. Phase 2 consists of the construction of a second new wing and an overall expansion of the terminal, increasing terminal space by an additional 14,753 square meters (158,800 square feet), an increase of 19%. Phase 2 is expected to be completed by 2025. After both phases of the expansion, the Monterrey airport will have an annual capacity of 16.3 million passengers (up from 12.0 million passengers currently), positioning itself as one of the busiest connection centers in northern Mexico.

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

Tourist Destinations

Acapulco International Airport

The Acapulco airport is our sixth most important airport based on passenger traffic and our sixth most important airport based on aeronautical revenues. According to the AFAC, the Acapulco airport was the 25th busiest airport in Mexico in 2020 based on commercial and general aviation passenger traffic. In 2018, 2019 and 2020, it accounted for approximately 3.4%, 3.8% and 3.6%, respectively, of our terminal passenger traffic.

In 2018, 2019 and 2020, a total of 739,120, 875,315 and 395,948 terminal passengers, respectively, were served by the Acapulco airport. Of the terminal passengers in 2018, 92.2% were domestic, and 7.8% were international. In 2019, 93.1% were domestic, and 6.9% were international. In 2020, 91.2% were domestic, and 8.8% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 11 airlines (nine commercial airlines and two charter airlines) operated at this airport during 2020. In 2020, airlines operating at this airport served eleven direct destinations, including seven domestic destinations and four international destinations. In 2020, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Tijuana, Monterrey, Guadalajara, Toluca, Cancún and Querétaro. In 2020, the principal domestic airlines operating at the airport were Volaris, Interjet, Aeromar, Aeroméxico Connect, VivaAerobus, Aeroméxico and TAR.

The Acapulco airport is located approximately 15 kilometers (9 miles) from the city of Acapulco in the state of Guerrero, which has a population (including its suburbs) of 852,622. Guerrero is Mexico’s 14th largest state based on population, and the city of Acapulco is one of Mexico’s most recognized tourist destinations, of particular importance as a port of embarkation and disembarkation for cruise ships. We believe that these cruise ship passengers represent a significant portion of the airport’s terminal passengers.

The Acapulco airport operates 24 hours a day. The airport has two operating runways and six taxiways. The principal runway has a length of 3,300 meters (10,827 feet), and the auxiliary runway has a length of 1,700 meters (5,577 feet). The apron servicing commercial aviation accommodates 17 airplanes, and the general aviation apron accommodates 24 aircrafts.

The runway capacity at the Acapulco airport is 40 air traffic movements per hour. The airport also has two instrument landing systems for landing in low visibility on runways 10 and 28, which provide precise guidance to assist aircraft during landing. The airport occupies a total area of 422.2 hectares (1.63 square miles) with a total terminal space of 15,436 square meters (166,151 square feet), of which 2,053 square meters (22,098 square feet) is commercial space. Besides having the instrument landing system, runways 10 and 28 have approach lights and flashes on both headers. The Acapulco airport has a public parking facility that accommodates 110 vehicles.

Due to its technical and geographic characteristics, the Acapulco airport is the primary alternate airport of Mexico City. The length of the airport’s runway as well as its elevation and average temperature makes it possible to operate airplanes at their maximum passenger, freight and fuel capacities.

In May 2018, we inaugurated a new terminal building at Acapulco airport that has an 18,800 square-meter (202,362 square-foot) surface, with three levels and a mezzanine. The new terminal has the capacity to serve 1.3 million passengers per year. The project had a total investment of Ps.615 million.

Mazatlán International Airport

The Mazatlán airport is our fifth most important airport based on passenger traffic. According to the AFAC, the Mazatlán airport was the 15th busiest airport in Mexico in 2020 based on commercial and general aviation passenger traffic. In 2018, 2019 and 2020, it accounted for approximately 4.8%, 5.0% and 6.7%, respectively, of our terminal passenger traffic.

In 2018, 2019 and 2020, a total of 1,038,555, 1,161,155 and 740,306 terminal passengers, respectively, were served by the Mazatlán airport. Of the terminal passengers in 2018, 71.2% were domestic, and 28.8% were international. In 2019, 73.0% were domestic, and 27.0% were international. In 2020, 76.4% were domestic, and 23.6% were international. The airport’s passengers are predominantly domestic tourists who come from Mexico City, Monterrey and Tijuana, among other cities, and international tourists who come primarily from the United States and Canada. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 15 airlines operate at the airport (13 commercial airlines and two charter airlines). In 2020, airlines operating at this airport served 26 direct destinations, including ten domestic destinations and sixteen international destinations. Of these destinations, Mexico City, Tijuana, Monterrey, Cabo San Lucas, San José del Cabo, Chihuahua, La Paz, Ciudad Juárez, Querétaro and Hermosillo were the main domestic routes. The main international destinations served by this airport were Los Angeles, Phoenix, Dallas and Minneapolis in the United States and Calgary, Edmonton, Vancouver, Abbotsford and Winnipeg in Canada. In 2020, the principal commercial domestic airlines operating at this airport were Volaris, VivaAerobus, Aeroméxico Connect, Aero Calafía, Interjet, Magnicharters, TAR and Aeroméxico.

The Mazatlán airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of 501,441. Mazatlán is the principal tourist destination of the Sinaloa region, with about 9,779 hotel rooms, according to the Mexican Ministry of Tourism (Secretaría de Turismo). Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

The Mazatlán airport operates 24 hours a day. Its runway capacity is 22 air traffic movements per hour. The airport occupies approximately 439.8 hectares (1.70 square miles) of land. The airport’s facilities include a terminal building with a total area of 18,444 square meters (198,530 square feet), of which 2,353 square meters (25,327 square feet) is commercial space. The airport has a commercial aviation apron with 10 positions and a general aviation apron with 24 positions. In addition, the airport has four air bridges and a public parking facility that accommodates 157 vehicles. The airport’s runway is 2,702 meters (8,865 feet) long, with four taxiways that connect the commercial and general aviation platforms and includes an instrument landing system on runway 26.

In 2014, the terminal building was expanded by 2,300 square meters (24,757 square feet) and 2,500 square meters (26,909 square feet) of space were refurbished, including the main façade of the airport, waiting area, check-in and inspection points, restrooms and offices. Commercial spaces were also expanded.

Zihuatanejo International Airport

The Zihuatanejo airport is our eighth most important airport based on passenger traffic. According to the AFAC, the Zihuatanejo airport was the 28st busiest airport in Mexico in 2020 based on commercial and general aviation passenger traffic. In 2018, 2019 and 2020, it accounted for approximately 2.6%, 2.7% and 2.9% respectively, of our terminal passenger traffic.

In 2018, 2019 and 2020, a total of 566,497, 625,186 and 317,395 terminal passengers, respectively, were served by the Zihuatanejo airport. Of the terminal passengers in 2018, 60.9% were domestic, and 39.1% were international. In 2019, 64.9% were domestic, and 35.1% were international. In 2020, 60.9% were domestic, and 39.1% were international Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican and international economic conditions.

A total of 15 airlines operate at the airport (12 commercial airlines and three charter airlines). In 2020, airlines operating at this airport served 18 direct destinations, including four domestic destinations and 14 international destinations. In 2020, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Tijuana, Toluca, Querétaro, Los Angeles, Calgary, Houston, Vancouver, Minneapolis, Chicago and Montreal. In 2020, the principal domestic airlines operating at this airport were Aeroméxico Connect, Volaris, Interjet, Aeromar, VivaAerobus, TAR, Aeroméxico and Magnicharters and the non-Mexican airlines included Alaska Airlines, Sunwing, United Airlines, Air Canada, WestJet, American Airlines and Sun Country.

The Zihuatanejo airport is located approximately 12 kilometers (7 miles) from the city of Zihuatanejo. Situated in the state of Guerrero, with a population of 126,001 people, the city of Zihuatanejo is one of Mexico’s most attractive tourist destinations, with approximately 5,826 hotel rooms, according to the Ministry of Tourism, a marina, world-class golf courses and a growing residential real estate market.

The Zihuatanejo airport operates 14 hours a day. The airport has one runway, which is 2,506 meters (8,222 feet) long with a runway capacity of 20 air traffic movements per hour. The airport’s facilities include a terminal building encompassing an area of 11,336 square meters (122,020 square feet), including 1,453 square meters (15,640 square feet) of commercial space. It has a six-position commercial aviation apron, a 23-position general aviation apron and two taxiways. The Zihuatanejo airport has a public parking facility that accommodates 140 vehicles.

The quality of services offered at the Zihuatanejo airport has improved as a result of the rehabilitation of its runway, the remodeling and expansion of the departure gate area and the reconfiguration of the passenger and carry-on luggage screening area, which were completed on July 14, 2016.

In order to maintain the current infrastructure of the Zihuatanejo airport, on June 2019, we began construction of a structural reinforcement of its terminal building. Total investment is approximately Ps.158 million and construction is expected to be completed in June 2021.

Regional Destinations

Chihuahua International Airport

The Chihuahua airport is our third most important airport based on passenger traffic and air traffic movements and our third most important airport based on aeronautical revenues. According to the AFAC, the Chihuahua airport was the 12th busiest airport in Mexico in 2020 based on commercial and general aviation passenger traffic. In 2018, 2019 and 2020, it accounted for approximately 7.2%, 7.3% and 7.4%, respectively, of our terminal passenger traffic.

In 2018, 2019 and 2020, a total of 1,556,770, 1,699,816, and 818,151 terminal passengers, respectively, were served by the Chihuahua airport. Of the terminal passengers in 2018, 92.2% were domestic, and 7.8% were international. In 2019, 92.1% were domestic, and 7.9% were international. In 2020, 92.0% were domestic, and 8.0% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of ten commercial airlines operate at the airport. In 2020, airlines operating at this airport served 18 direct destinations, including fourteen domestic destinations and four international destinations. In 2020, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Monterrey, Cancún, Tijuana, Mazatlán, Hermosillo, Querétaro, Culiacán, Mérida, Dallas, Denver, Houston and Phoenix. In 2020, the principal domestic airlines operating at this airport were Volaris, Aeroméxico Connect, VivaAerobus, Aeroméxico, Interjet and TAR and the principal non-Mexican airlines were American Airlines and United.

The Chihuahua airport is located approximately 18 kilometers (11 miles) from the city of Chihuahua, the capital of the state of Chihuahua. The city’s population is 937,674. Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

The Chihuahua airport operates 14 hours a day. The airport has three runways, with lengths of 2,600 meters (8,530 feet), 2,420 meters (7,940 feet) and 1,100 meters (3,609 feet), respectively. The runway system has a capacity of 40 air traffic movements per hour. The airport also has an instrument landing system on runway 36. The airport occupies a total area of approximately 909.2 hectares (3.51 square miles). The airport’s facilities include a terminal building with a total area of approximately 12,968 square meters (139,586 square feet), including 1,609 square meters (17,319 square feet) of commercial space, a seven-position apron for commercial aviation, two aprons with a total of 21 positions for general aviation, four taxiways, a one-position apron for airfreight and one air bridge. The airport has six gates for international or domestic flights. The Chihuahua airport has a public parking facility that accommodates 627 vehicles.

To accommodate growing demand for airfreight services and an expanding local economy, in August 2005 we completed the construction of a cargo area, which includes a warehouse, a customs platform and office, x-ray zones, storage areas and logistics offices. We currently operate all international cargo operations at this airport directly.

In December 2016, we started an expansion and remodeling of the terminal building at the Chihuahua airport, which was completed on September 17, 2019. The project had a total investment of Ps.318 million and included 5,743 square meters (61,817 square feet) of new areas and the remodeling of 9,510 square meters (102,365 square feet).

Culiacán International Airport

The Culiacán airport is our second most important airport based on passenger traffic, air traffic movements and contribution to aeronautical revenues. According to the AFAC, the Culiacán airport was the 9th busiest airport in Mexico in 2020 based on commercial and general aviation passenger traffic. In 2018, 2019 and 2020, it accounted for approximately 10.5%, 10.6% and 12.4%, respectively, of our terminal passenger traffic.

In 2018, 2019 and 2020, a total of 2,270,834, 2,458,863 and 1,373,102 terminal passengers, respectively, were served by the Culiacán airport. Of the terminal passengers in 2018, 98.7% were domestic, and 1.3% were international. In 2019, 98.5% were domestic, and 1.5% were international. In 2020, 99.0% were domestic, and 1.0 % were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation. In 2018, 2019 and 2020, commercial aviation accounted for approximately 99.8%, 99.8% and 99.7%, respectively, and general aviation accounted for approximately 0.2%, 0.2% and 0.3%, respectively, of the airport’s terminal passenger traffic.

A total of seven commercial airlines operate at the airport. In 2020, airlines operating at this airport served twelve domestic destinations: Tijuana, Mexico City, Guadalajara, San José del Cabo, Monterrey, Mexicali, La Paz, Ciudad Juárez, Chihuahua, Hermosillo and Cabo San Lucas and one international destination to Phoenix. In 2020, the domestic airlines operating at this airport were Volaris, VivaAerobus, Aeroméxico Connect, Interjet, TAR, Aerocalafia and Aeroméxico.

The Culiacán airport is located approximately 14 kilometers (9 miles) from the city of Culiacán. The population of the whole municipality is 1,155,462. Culiacán is the capital of the state of Sinaloa, an important producer of beef and agricultural products. The potential for growth of exports to the United States could generate an increase in cargo operations at this airport, though growth may not occur, and therefore cargo operations may not increase as a result thereof.

The Culiacán airport operates 16 hours a day. The runway has a length of 2,227 meters (7,306 feet) and capacity of 24 air traffic movements per hour. The airport occupies a total area of 280.9 hectares (1.08 square miles). The airport’s facilities include a terminal building expanded in 2012 with a total area of approximately 11,250 square meters (121,094 square feet), including 2,098 square meters (22,593 square feet) of commercial space, a eight-position apron for commercial aviation, a 57-position apron for general aviation, six taxiways and two air bridges. The Culiacán airport has a public parking facility that accommodates 343 vehicles.

The Culiacán airport also includes military installations. The presence of these installations amid their operational activity may at some point affect the airport’s runway capacity at peak hours, thus affecting its civil aviation operations.

Durango International Airport

In 2018, 2019 and 2020, the Durango airport accounted for approximately 1.9%, 2.3% and 2.5%, respectively, of our terminal passenger traffic.

In 2018, 2019 and 2020, a total of 418,914, 527,004 and 271,231 terminal passengers, respectively, were served by the Durango airport. Of the terminal passengers in2018, 86.7% were domestic, and 13.3% were international. In 2019, 82.1% were domestic, and 17.9% were international. In 2020, 79.5% were domestic, and 20.5% were international Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five commercial airlines operate at the airport. In 2020, airlines operating at this airport served nine direct destinations, including six domestic destinations and three international destinations: Mexico City, Tijuana, Guadalajara, Monterrey, Ciudad Juárez, Querétaro, Dallas, Chicago and Los Angeles. In 2020, the domestic airlines operating at this airport were Volaris, Aeroméxico Connect, TAR and VivaAerobus and the principal non Mexican airline was American Airlines.

The Durango airport is located approximately 16 kilometers (10 miles) from the City of Durango, which has a population of 688,697. The state of Durango is rich in natural resources and is Mexico’s leading producer of gold, silver, lead and zinc.

The Durango airport operates 14 hours a day. The airport’s runway is 2,900 meters (9,514 feet) long. The runway has five taxiways and a capacity of 40 air traffic movements per hour.

The airport’s total area is 541.4 hectares (2.09 square miles). Its facilities include a 4,846 square-meter (52,162 square-foot) terminal building with 517 square meters (5,565 square feet) of commercial space. It has a five position commercial aviation apron, a 33-position general aviation apron and a 136 space public parking area. The airport has three boarding gates for international or domestic flights.

San Luis Potosí International Airport

According to the AFAC, the San Luis Potosí airport was the 29th busiest airport in Mexico in 2020 based on commercial and general aviation passenger traffic. In 2018, 2019 and 2020, the San Luis Potosí airport accounted for approximately 2.9%, 2.8% and 2.8%, respectively, of our terminal passenger traffic.

In 2018, 2019 and 2020, a total of 626,512, 643,224, and 309,311 terminal passengers, respectively, were served by the San Luis Potosí airport. Of the terminal passengers in 2018, 72.0% were domestic, and 28.0% were international. In 2019, 70.6% were domestic, and 29.4% were international. In 2020, 71.5% were domestic, and 28.5% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions. A total of eight commercial airlines operate at the airport: Aeroméxico Connect, Volaris, Aeromar, VivaAerobus, TAR, Magnicharters, American Airlines and United Airlines. In 2020, airlines operating at this airport served seven destinations, including five domestic destinations and two international destinations. In 2020, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Tijuana, Monterrey, Puerto Vallarta, Dallas and Houston.

The San Luis Potosí airport operates 24 hours per day and is located approximately 15 kilometers (9 miles) from the city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of 911,908. The airport has two runways with a total capacity of 20 air traffic movements per hour. The principal runway is 3,006 meters (9,862 feet) long, and the secondary runway is 1,000 meters (3,281 feet) long. The airport has a total area of 508.3 hectares (1.96 square miles). The airport’s facilities include a terminal building with approximately 11,042 square meters (118,855 square feet), including 1,229 square meters (13,229 square feet) of commercial space, a six-position platform for commercial aviation, two aprons with a total of 24 positions for general aviation, four taxiways, a boarding lounge with five gates and a public parking facility that accommodates 222 vehicles. The airport’s navigational aids include precision approach path indicators, VHF omnidirectional radio and an instrument landing system on runway 14.

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

Tampico International Airport

According to the AFAC, the Tampico airport was the 32nd busiest airport in Mexico in 2020 based on commercial and general aviation passenger traffic. In 2018, 2019 and 2020, it accounted for approximately 3.4%, 3.2% and 2.4%, respectively, of our terminal passenger traffic.

In 2018, 2019 and 2020 a total of 736,627, 739,143 and 270,835 terminal passengers, respectively, were served by the Tampico airport. Of the terminal passengers in 2018, 92.8% were domestic, and 7.2% were international. In 2019, 92.7% were domestic, and 7.3% were international. In 2020, 92.6% were domestic, and 7.4% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six commercial airlines operate at the airport. In 2020, airlines operating at this airport served nine direct destinations, including eight domestic destinations and one international destination: Mexico City, Monterrey, Cancún, Ciudad del Carmen, Villahermosa, Guadalajara, Veracruz, Querétaro and Houston. In 2020, the domestic airlines operating at the airport were Aeroméxico Connect, VivaAerobus, Interjet, TAR and Volaris, and the non-Mexican airline was United Airlines.

The Tampico airport serves the industrial zone of Tampico, Ciudad Madero and Altamira, which have a combined population of 773,285. This industrial zone is home to companies in the petroleum and chemical industries.

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

The airport’s total area is 372.5 hectares (1.44 square miles). Its facilities include a 6,833 square-meter (73,550 square-foot) terminal building, of which 1,077 square meters (11,593 square feet) are commercial spaces. It has six position apron for commercial aviation, a 17 position apron for general aviation, two taxiways and four boarding gates. The Tampico airport has a public parking facility that accommodates 254 vehicles.

In December 2017, we started an expansion and remodeling of the terminal building at the Tampico airport. The project will have a total investment of approximately Ps.196 million. After the project concludes, total area will be 7,763 square meters (85,907 square feet), an increase of approximately 14%.

Torreón International Airport

According to the AFAC, the Torreón airport was the 27th busiest airport in Mexico in 2020 based on commercial and general aviation passenger traffic. In 2018, 2019 and 2020, the Torreón airport accounted for approximately 3.2%, 3.2% and 2.9%, respectively, of our terminal passenger traffic.

In 2018, 2019 and 2020, a total of 681,551, 708,563 and 320,820 terminal passengers, respectively, were served by the Torreón airport. Of the terminal passengers in 2018, 91.3% were domestic, and 8.7% were international. In 2019, 90.0% were domestic, and 10.0% were international. In 2020, 91.6% were domestic, and 8.4% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of seven commercial airlines operate at the airport. In 2020, airlines operating at this airport served seven direct destinations, including six domestic destinations and one international destination. In 2020, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Tijuana, Cancún, Guadalajara, Querétaro, Ciudad Juárez and Dallas. In 2020, the domestic airlines operating at the airport were Aeroméxico Connect, VivaAerobus, Volaris, Interjet, TAR and Aeroméxico, and the non-Mexican airline was American Airlines.

The Torreón airport is located in the city of Torreón, which is part of the La Laguna region, Mexico’s top dairy-producing region and an important industrial and commercial region. Approximately 720,848 people live in the city of Torreón, and approximately 1.4 million people live in La Laguna region.

The Torreón airport operates 14 hours a day. The airport has two runways. The principal runway measures 2,755 meters (9,038 feet) in length, and the secondary runway measures 1,467 meters (4,813 feet) in length. The airport has a runway capacity of 20 air traffic movements per hour.

The airport’s total area is 354.6 hectares (1.37 square miles). Its facilities include a terminal building of 5,492 square meters (59,115 square feet), of which 610 square meters (6,566 square feet) are commercial space, a six-position apron for commercial aviation, a seven-position apron for general aviation, one taxiway, five boarding gates, several VIP lounges and one air bridge. The Torreón airport has a public parking facility that accommodates 142 vehicles.

Zacatecas International Airport

According to the AFAC, the Zacatecas airport was the 36th busiest airport in Mexico in 2020 based on commercial and general aviation passenger traffic. In 2018, 2019 and 2020, the Zacatecas airport accounted for approximately 1.7%, 2.1% and 2.1%, respectively, of our terminal passenger traffic.

In 2018, 2019 and 2020, a total of 366,871, 475,241 and 232,352 terminal passengers, respectively, were served by the Zacatecas airport. Of the terminal passengers in 2018, 62.4% were domestic, and 37.6% were international. In 2019, 69.0% were domestic, and 31.0% were international. In 2020, 69.1% were domestic, and 30.9% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport. In 2020, airlines operating at this airport served six direct destinations, including two domestic destinations and four international destinations: Mexico City, Tijuana, Los Angeles, Chicago, San José, California and Dallas.

In 2020, the domestic airlines operating at this airport were Volaris, Aeroméxico Connect and VivaAerobus, and the non-Mexican airline was American Airlines.

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

The airport’s total area is 207.6 hectares (0.80 square miles). The terminal building is 5,796 square meters (62,388 square feet), of which 508 square meters (5,468 square feet) is commercial area. It has a four-position apron for commercial aviation, a 14-position apron for general aviation, three boarding gates and a parking lot with 202 parking spaces.

In 2012, we built a solar park at Zacatecas airport with an installed capacity of 200 Kw in a land area of approximately 4,000 square meters (43,056 square feet), which in 2020 generated approximately 308,166 Kw/h for the airport, equivalent to approximately 45% of the airport’s total electricity requirements.

Border Destinations

Ciudad Juárez International Airport

According to the AFAC, the Ciudad Juárez airport was the 13th busiest airport in Mexico in 2020 based on commercial and general aviation passenger traffic. In 2018, 2019 and 2020, the Ciudad Juárez airport accounted for approximately 6.3%, 6.9% and 7.1%, respectively, of our terminal passenger traffic.

In 2018, 2019 and 2020, a total of 1,364,028, 1,597,471, and 790,009 terminal passengers, respectively, were served by the Ciudad Juárez airport. Of the terminal passengers in 2018, 2019 and 2020, 99.7%, 99.6% and 99.7%, respectively, were domestic.

A total of six commercial airlines operate at the airport. In 2020, airlines operating at this airport served 12 direct destinations, all of which were domestic. In 2020, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Monterrey, Cancún, El Bajío, Tijuana, Hermosillo, Culiacán, Torreón, Durango, Mazatlán and Chihuahua. In 2020, the domestic airlines operating at the airport were VivaAerobus, Volaris, Aeroméxico Connect, Interjet, Aeroméxico and TAR. As of the date of this annual report, the airport does not have any active non-Mexican airlines.

The airport is located in the city of Ciudad Juárez, which is near the U.S. border and has a population of 1,512,450. The city is a major center of the maquiladora industry. Because Ciudad Juárez is a popular entry point to the United States many of the airport’s passengers consist of Mexican migrant workers traveling to Ciudad Juárez in order to seek work in the United States. Although the airport’s passengers are predominantly domestic, its passenger traffic and results of operations are affected by economic conditions in both Mexico and the United States.

The Ciudad Juárez airport operates 14 hours a day. The airport has two runways. The principal runway measures 2,700 meters (8,858 feet) in length, and the secondary runway measures 1,710 meters (5,610 feet) in length. The airport has a capacity of 20 air traffic movements per hour.

The airport’s total area is 367.95 hectares (1.42 square miles). Its facilities include a terminal building of 6,210 square meters (66,844 square feet), consisting of 923 square meters (9.935 square feet) of commercial space, five boarding gates and two air bridges. The airport has a six-position commercial aviation apron, a 15-position general aviation apron, a one-position freight services apron and three taxiways. The Ciudad Juárez International Airport has a public parking facility that accommodates 501 vehicles.

In January 2021, we started an expansion and remodeling of the terminal building at the Ciudad Juárez airport. The project will have a total investment of approximately Ps.959 million. After the project concludes total area will be 12,470 square meters (134,226 square feet), an increase of approximately 101%.

Reynosa International Airport

According to the AFAC, the Reynosa airport was the 37rd busiest airport in Mexico in 2020 based on commercial and general aviation passenger traffic. In 2018, 2019 and 2020, the Reynosa airport accounted for approximately 2.2%, 2.1% and 2.1%, respectively, of our terminal passenger traffic.

In 2018, 2019 and 2020, a total of 466,934, 480,524 and 229,058 terminal passengers, respectively, were served by the Reynosa airport. Of the terminal passengers in 2018, 2019 and 2020, 99.2%, 99.2%, and 99.1% respectively, were domestic. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of two airlines operate at the airport. In 2020, airlines operating at this airport served four direct destinations, all of which are domestic destinations: Mexico City, Cancún, Guadalajara and Veracruz. In 2020, the domestic airlines operating at this airport were VivaAerobus and Aeroméxico Connect.

The airport is located in Reynosa, a city with a population of 704,767 inhabitants bordering the United States near the Gulf of Mexico. We believe that Reynosa’s robust industrial economic activity and proximity to the United States create the potential for growth in air cargo services. Because Reynosa is a popular entry point to the United States, many of the airport’s passengers consist of Mexican migrant workers traveling to Reynosa in order to seek work in the United States. Although the airport’s passengers are predominantly domestic, its passenger traffic and results of operations are affected by economic conditions in both Mexico and the United States.

The Reynosa airport operates 12 hours a day. The airport has one runway, which is 1,893 meters (6,211 feet) in length and has a runway capacity of 18 air traffic movements per hour.

The airport’s total area is approximately 407.4 hectares (1.57 square miles). In February 2021, we inaugurated the new terminal building at the Reynosa airport. The project had a total investment of Ps.335 million and included an expansion of 4,550 square meters (48,976 square feet). Passenger capacity grew threefold to serve up to 900,000 passengers per year. The new terminal building is 7,286 square meters (78,426 square feet), which includes 1,047 square meters (11,270 square feet) of commercial area. It has a four-position apron for commercial aviation, an 11-position apron for general aviation, two taxiways, three boarding gates and a public parking area with 270 spaces.

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2020, over 12 international commercial airlines and nine Mexican commercial airlines operated flights at our 13 airports. VivaAerobus and Grupo Aeroméxico operated the most flights at our airports, followed by Volaris, TAR and Interjet. In 2020, revenues from VivaAerobus were Ps.824,568 thousand (U.S.$41.4 million), revenues from Volaris were Ps.689,127 thousand (U.S.$34.6 million), revenues from Grupo Aeroméxico and its affiliates totaled Ps.588,903 thousand (U.S.$29.6 million) and revenues from Interjet were Ps.166,943 thousand (U.S.$8.8 million), representing 28.0%, 23.4%, 20.0% and 5.7%, respectively, of our aeronautical revenues from airline customers for 2020. These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines. On December 9, 2020, Interjet stopped operations in all our airports and as of the date of this report, the airline has not resumed any operations in the airports we operate.

The following table sets forth the number of air traffic customers per airline for the years ended December 31, 2018, 2019 and 2020:

	Terminal Passengers
Principal Air Traffic Customers Per Airline	2018	2019	2020
Domestic:
VivaAerobus	5,668,700	6,666,650	3,996,278
Grupo Aeroméxico	5,524,016	5,079,229	2,248,687
Volaris	4,189,679	5,300,929	2,900,985
Interjet	3,137,721	3,045,049	620,940
TAR Aerolíneas	486,151	437,626	136,962
Other	781,732	827,597	311,720
Total domestic	19,787,999	21,357,080	10,215,572

International:
American Airlines	516,367	544,886	306,241
United	494,861	507,277	162,630
Delta	203,812	192,509	42,201
Alaska Airlines	131,119	145,414	63,317
Sunwing Airlines	79,853	85,996	54,212
Other	149,566	165,887	91,573
Total international	1,575,578	1,641,969	720,174

General aviation	202,822	169,011	126,942
Total	21,566,399	23,168,060	11,062,688

Historically, traditional carriers such as Aeroméxico had represented a substantial majority of the Mexican commercial airline market. In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market. In 2020, passengers traveling on discount and low-cost carriers, such as VivaAerobus, Interjet and Volaris, accounted for approximately 68.7% of our commercial aviation passenger traffic. Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has helped to increase the use of air transportation in Mexico.

Aeroméxico is a publicly traded company and Delta Airlines currently owns approximately 50.7% of Aeroméxico. In June 2020, Aeromexico and its affiliates filed voluntary Chapter 11 petitions in the United States to implement a financial restructuring, while continuing to operate.

The following table sets forth our principal air traffic customers for the years ended December 31, 2018, 2019 and 2020:

	Percentage of Aeronautical Revenues
Principal Air Traffic Customers	2018	2019	2020
Domestic:
VivaAerobus	21.2%	22.4%	28.0%
Volaris	17.5%	20.5%	23.4%
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	24.5%	21.8%	20.0%
Interjet	14.2%	13.2%	5.7%
Grupo Aeromonterrey (Magnicharters)	1.9%	2.0%	1.4%
TAR	2.1%	1.8%	1.2%
Aeromar	0.8%	0.8%	0.9%
DHL Express México	0.3%	0.3%	0.6%
Calafia Airlines	0.5%	0.4%	0.3%
Other	4.1%	4.0%	6.1%
Total domestic	87.1%	87.2%	87.6%

International:
American Airlines	4.3%	4.3%	5.3%
United	4.1%	4.0%	2.8%
Alaska Airlines	1.1%	1.1%	1.1%
Delta	1.4%	1.3%	0.6%
Copa Airlines	0.3%	0.2%	0.1%
Charters	1.3%	1.3%	1.3%
Other	0.4%	0.6%	1.2%
Total international	12.9%	12.8%	12.4%
Total	100.0%	100.0%	100.0%

Complementary Services Customers

As of December 31, 2020, our principal complementary services clients are three principal providers of ramp-handling and baggage-handling services, AGN Aviation Services, S.A. de C.V., Menzies Aviation Mexico, S.A. de C.V. and Servicios Aeroportuarios Monterrey, S.A. de C.V., and our primary catering client is Aero Cocina, S.A. de C.V., all of which provided an aggregate of Ps.17,049 thousand of revenues in the form of access fees in 2020.

Principal Non-Aeronautical Services Customers

As of December 31, 2020, we were party to approximately 1,246 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time-share sales and promotions services and tourist information and promotion services. As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers. In 2020, our largest commercial customers were ISA Corporativo S. A. de C. V. (advertising), Aerocomidas, S.A. de C.V. (food and beverage), Alquiladora de Vehículos Automotores, S.A. de C.V. (car rental), DMC Transportación Ejecutiva, S. de R.L. de C. V. (VIP lounges), Operadora Aeroboutiques, S.A. de C.V. (duty paid stores) a subsidiary of Grupo Areas, Café Sirena, S. de R.L. de C.V (food and beverage), and Dufry México, S.A. de C.V. (duty free).

Seasonality

Our business is subject to seasonal fluctuations. In general, demand for air travel is typically higher during the summer months and during the winter holiday season, particularly in international markets, because there is more vacation travel during these periods. Our results of operations generally reflect this seasonality but have also been impacted by numerous other factors that are not necessarily seasonal, including economic conditions, war or threat of war, weather, air traffic control delays and general economic conditions, as well as the other factors discussed above. For example, the impact of COVID-19 on the Company’s longer-term operational performance will depend on future developments, including those outside our control related to the efficacy and speed of vaccination programs in curbing the spread of the virus, the introduction and spread of new variants of the virus, which may be resistant to currently approved vaccines, passenger testing requirements, mask mandates or other restrictions on travel, all of which are highly uncertain and cannot be predicted with certainty. As a result, our operating results for a quarterly period are not necessarily indicative of operating results for an entire year, and historical operating results are not necessarily indicative of future operating results.

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

The Mexican Airport and Auxiliary Services Agency currently operates 12 small airports in Mexico’s northern region, which collectively served 1,236,409 passengers in 2020, representing a decrease of 49.2 % from 2019 traffic, mainly as a result of a decrease in passenger traffic to and from Querétaro, Ciudad Obregón and Colima.

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

Sustainability and Our Corporate Culture

Sustainability is one of the core values of our corporate culture. Our integrated management system focuses on occupational health and safety, environmental care, corporate social responsibility and corporate governance. This allows us to respond in a balanced way to the relevant aspects of our stakeholders through different actions and projects in our 13 airports.

Awards and Recognition

In 2018, OMA was included in the Dow Jones Sustainability Index (“DJSI”) Emerging Markets for the third consecutive year. In addition, OMA was included in 2019 in the Dow Jones Sustainability Index-MILA, for the second consecutive year.

In, 2020, we were included in the Sustainability Index of the Mexican Stock Exchange now called S&P/BMV Total México ESG Index, for the ninth year in a row.

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

Twelve of our airports, have received the Environmental Quality Certificate (Certificado de Calidad Ambiental) awarded by the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente) for compliance with applicable Mexican environmental laws, regulations and applicable Official Mexican Standards and must be renewed on a biannual basis. Our Monterrey airport is in the process of obtaining this certification, which is expected to be received in 2021.

In 2020, the Chihuahua, Culiacán, Mazatlán, Reynosa and Tampico airports maintained a Family Responsibility Company Certificate (Certificado de Empresa Familiarmente Responsable) granted by the Mexican Ministry of Labor and Social Welfare.

On March 6, 2018, the Mazatlán airport was named the Best Regional Airport of 2017 in Latin America and the Caribbean by Airports Council International (“ACI”). Previous recognition was awarded in 2014.

In 2020, all of our airports received the Health Security Distinction, awarded by the Mexican Institute of Social Security (IMSS) related to implementation of a healthy return to the workplace due to COVID-19 outbreak.

In 2020, all of our airports received the Safe Travels seal granted by the World Travel and Tourism Council (WTTC) because of the actions and protocols implemented to provide its users of facilities with high standards of sanitation in order to mitigate the risk of infection of COVID-19 in each of its terminal buildings.

In 2020, the Monterrey airport was certified by ACI with the Airport Health Accreditation. This recognition certifies compliance with global health standards including those of ACI and ICAO recommendations, for passengers, authorities and users at the Monterrey airport.

REGULATORY FRAMEWORK

Sources of Regulation

The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:

●the Mexican General Law of Commercial Corporations (Ley General de Sociedades Mercantiles), enacted August 4, 1934;
●the Mexican Airport Law, enacted December 22, 1995;
●the regulations under the Mexican Airport Law (Reglamento del la Ley de Aeropuertos), enacted February 17, 2000;
●the Mexican Communications Law (Ley de Vías Generales de Comunicación), enacted February 19, 1940;
●the Mexican Civil Aviation Law (Ley de Aviación Civil), enacted May 12, 1995;
●the regulations under the Mexican Civil Aviation Law (Reglamento de la Ley de Aviación Civil), enacted December 7, 1998;
●the Mexican Federal Duties Law (Ley Federal de Derechos), enacted December 31, 1981, which may be revised on an annual basis and stipulates the applicable basis and rate for calculating the concession fee and duties payable under the current budget;
●the Mexican National Assets Law (Ley General de Bienes Nacionales), enacted May 20, 2004;
●the concessions that entitle our subsidiaries to operate our 13 airports for a term of 50 years beginning on November 1, 1998;
●the Mexican Securities Market Law (Ley del Mercado de Valores), enacted December 30, 2005;
●the General Provisions Applicable to Issuers of Securities and other Participants in the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Mercados Participantes del Mercado de Valores), enacted March 19, 2003;
●the Federal Labor Law, enacted April 1, 1970;
●the Customs Law, enacted December 115, 1995;
●the Value Added Tax Law, enacted December 29, 1978;
●the Social Security Law, enacted December 21, 1995;
●the Income Tax Law, enacted December 11, 2013;
●the Mexican Federal Antitrust Law (Ley Federal de Competencia Económica), enacted May 23, 2014; and
●the regulations under the Mexican Federal Antitrust Law (Reglamento de la Ley Federal de Competencia Económica), enacted October 12, 2007.

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

Federal Antitrust Commission

On May 23, 2014, a new Federal Antitrust Law (Ley Federal de Competencia Económica) was enacted. The law grants broader powers to the Mexican Antitrust Commission, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law. If the Mexican Antitrust Commission determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product. As of April 22, 2021, the Mexican Antitrust Commission had not made any determination as to whether the services we render are considered an essential facility.

Role of the Ministry of Communications and Transportation

The Ministry of Communications and Transportation is the principal regulator of airports in Mexico and is authorized by the Mexican Airport Law to perform the following functions:

●plan, formulate and establish the policies and programs for the development of the national airport system;
●construct, administer and operate airports and airport-related services for the public interest;
●grant, modify and revoke concessions for the operation of airports;
●establish air transit rules and rules regulating take-off and landing schedules through the Mexican air traffic control authority;
●take all necessary action to create an efficient, competitive and non-discriminatory market for airport-related services and set forth the minimum operating conditions for airports;
●establish safety regulations;
●close airports entirely or partially when safety requirements are not being satisfied;
●monitor airport facilities to determine their compliance with the Mexican Airport Law, other applicable laws and the terms of the concessions;
●maintain the Mexican aeronautical registry for registrations relating to airports;
●impose penalties for failure to observe and perform the rules under the Mexican Airport Law, the regulations thereunder and the concessions;
●approve any transaction or transactions that directly or indirectly may result in a change of control of a concession holder;
●approve the Master Development Programs prepared by each concession holder every five years;
●determine each airport’s maximum rates;
●approve any agreements entered into between a concession holder and a third party providing airport or complementary services at its airport; and
●perform any other function specified by the Mexican Airport Law.

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

In order to renew a concession, the Ministry of Communications and Transportation must obtain a favorable opinion from the Tax Ministry, which will analyze the profitability of each of the airports together with the costs and benefits of renewing the concession. Such analysis compares the cash revenues that may be generated from the use, benefit and exploitation of the public domain assets and services subject to the relevant concessions against the associated costs. The Tax Ministry must issue a resolution on the profitability of each airport within 30 days following receipt of all relevant information from the Ministry of Communications and Transportation. If the Tax Ministry does not issue a resolution within the 30-day period, it will be deemed that the Tax Ministry issued favorable opinion. In addition, together with the profitability analysis, the Ministry of Communications and Transportation shall submit a proposal for the concession fee applicable to the renewed period to the Tax Ministry.

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

Each concession holder and any third party providing services at an airport is required to carry specified insurance in amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the Ministry of Communications and Transportation. As of April 22, 2021, the Ministry of Communications and Transportation has not specified the required amounts of insurance. We may be required to obtain additional insurance once these amounts are specified. We, together with our subsidiary concession holders, are jointly and severally liable to the Ministry of Communications and Transportation for the performance of all obligations under the concessions held by our subsidiaries. Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession and in the Master Development Programs, including the obligations arising from third-party contracts, as well as for any damages to the Mexican government-owned assets that they use and to third-party airport users. In the event of a breach of one concession, the Ministry of Communications and Transportation is entitled to revoke all of the concessions held by our subsidiaries.

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

●the use of airport runways, taxiways and aprons for landing, aircraft parking and departure;
●the use of hangars, passenger walkways, transport buses and car parking facilities;
●the provision of airport security services, rescue and firefighting services, ground traffic control, lighting and visual aids;
●the general use of terminal space and other infrastructure by aircraft, passengers and cargo; and
●the provision of access to an airport to third parties providing complementary services (as defined in the Mexican Airport Law) and third parties providing permanent ground transportation services (such as taxis).
●Complementary Services. Complementary services for which the airlines are responsible may be rendered by an airline, by the airport operator or by a third party under agreements with airlines and the airport operator. These services include: ramp and handling services, checked-baggage screening, aircraft security, catering, cleaning, maintenance, repair and fuel supply (currently provided exclusively by the Mexican Airport and Auxiliary Services Agency) and related activities that provide support to air carriers.
●Commercial Services. Commercial services involve services that are not considered essential to the operation of an airport or aircraft. These services include, among other things, the leasing of space to retailers, restaurants and banks and advertising; hotel services; air cargo logistics; and real estate services.

Third parties rendering airport, complementary or commercial services are required to do so pursuant to a written agreement with the relevant concession holder. We have entered into agreements with third parties for security and surveillance services, ramp-handling and baggage-handling services and checked-baggage services, among others. All agreements relating to airport or complementary services are required to be approved by the Ministry of Communications and Transportation. The Mexican Airport Law provides that the concession holder is jointly liable with these third parties for compliance with the terms of the relevant concession with respect to the services provided by such third parties. All third-party service providers of complementary services are required to be corporations incorporated under Mexican law. In addition, we lease spaces to third-party tenants that provide commercial services such as food and beverage, retail and advertising.

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

Each Master Development Program is for a period of 15 years and is required to be updated every five years and resubmitted for approval to the Ministry of Communications and Transportation. Upon such approval, the Master Development Program is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made pursuant to a concession holder’s Master Development Program or upon approval by the Ministry of Communications and Transportation. Information required to be presented in the Master Development Program includes:

●airport growth and development expectations;
●15-year projections for air traffic demand (including passenger, cargo and operations);
●construction, conservation, maintenance, expansion and modernization programs for infrastructure, facilities and equipment;
●a binding five-year detailed investment program and planned major investments for the following 10 years;
●descriptive airport plans specifying the distinct uses for the corresponding airport areas;
●any financing sources; and
●environmental protection measures.

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

During 2020, we negotiated the Master Development Program for the 2021 to 2025 period with the Ministry of Communications and Transportation for each of our subsidiary concession holders. This five-year program is in effect from January 1, 2021 until December 31, 2025.

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

The Rate Regulation establishes a “dual-till” system of price regulation under which a majority of our revenues, such as passenger fees, landing fees, aircraft parking fees and access fees from third parties providing complementary services at our airports, are regulated, while the revenues that we earn from commercial activities in terminals at our airports, such as the leasing of space to retailers, restaurants, car rental companies and banks, are not regulated. In 2018, 2019 and 2020, approximately 65.0%, 67.5%, and 54.8%, respectively, of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates (76.0%, 76.0%, and 71.5%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

Maximum Rates for 2016 through 2020

The following table sets forth the maximum rates for each of our airports under our 2016 to 2020 Master Development Programs that went into effect as of January 1, 2016:

Historical Maximum Rates(1)

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
Acapulco	330.39	328.08	325.77	323.50	321.24
Ciudad Juárez	250.18	248.42	246.68	244.95	243.24
Culiacán	266.39	264.53	262.68	260.84	259.02
Chihuahua	251.96	250.19	248.44	246.70	244.97
Durango	305.90	303.76	301.64	299.52	297.43
Mazatlán	293.86	291.81	289.76	287.74	285.72
Monterrey	244.15	242.43	240.73	239.05	237.37
Reynosa	285.53	283.53	281.54	279.57	277.61
San Luis Potosí	213.08	211.59	210.11	208.64	207.18
Tampico	286.87	284.87	282.88	280.91	278.95
Torreón	302.68	300.55	298.46	296.37	294.30
Zacatecas	320.22	317.97	315.75	313.55	311.35
Zihuatanejo	330.24	327.93	325.64	323.36	321.10

(1)	Expressed in constant pesos as of December 31, 2020, as required by the maximum rate regulation. The maximum rate for each succeeding year from 2016 onwards is reduced by the efficiency factor of 0.70% per year.

Maximum Rates for 2021 through 2025

On December 28, 2020, the Ministry of Communications and Transportation set the airport maximum rates for the five-year period from January 1, 2021 through December 31, 2025. These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.” The following table sets forth the maximum rates for each of our airports under our 2021 to 2025 Master Development Programs that went into effect as of January 1, 2021:

Current Maximum Rates(1)

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
Acapulco	330.62	328.30	326.01	323.73	321.46
Ciudad Juárez	271.00	269.11	267.22	265.35	263.49
Culiacán	288.89	286.87	284.87	282.87	280.89
Chihuahua	284.85	282.86	280.88	278.91	276.95
Durango	330.07	327.76	325.46	323.18	320.92
Mazatlán	321.57	319.32	317.09	314.87	312.66
Monterrey	270.47	268.58	266.70	264.83	262.98
Reynosa	286.31	284.30	282.31	280.33	278.36
San Luis Potosí	258.19	256.38	254.58	252.80	251.03
Tampico	316.50	314.28	312.08	309.89	307.73
Torreón	320.78	318.54	316.31	314.10	311.90
Zacatecas	343.94	341.53	339.14	336.76	334.40
Zihuatanejo	348.49	346.05	343.63	341.22	338.83

(1)	Expressed in constant pesos as of December 31, 2020, as required by the maximum rate regulation. The maximum rate for each succeeding year from 2021 onwards is reduced by the efficiency factor of 0.70% per year.

Methodology for Determining Future Maximum Rates

The Rate Regulation provides that each airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:

●Projections for the following 15 years of workload units (each of which is equivalent to one terminal passenger or 100 kilograms (220 pounds) of commercial cargo), operating costs and expenses related to services subject to price regulation and pre-tax earnings from services subject to price regulation. The concessions provide that projections for workload units and expenses related to regulated services are to be derived from the terms of the relevant concession holder’s Master Development Program for the following 15 years.
●Projections for the following 15 years of capital expenditures related to regulated services, based on air traffic forecasts and quality of standards for services to be derived from the Master Development Programs.
●Reference values, which initially were established in the concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value.
●A discount rate to be determined by the Ministry of Communications and Transportation. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long term Mexican government debt securities quoted in the international markets during the prior 24 months plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in Mexico.
●An efficiency factor to be determined by the Ministry of Communications and Transportation. For the five-year period ending December 31, 2020, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70%.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the Unit of Measurement and Update (“UMA”). The UMA as of January 1, 2021 was Ps.89.62. As a result, the maximum penalty at such date could have been Ps.4,481 thousand (U.S.$225,077) per airport.

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

Special Adjustments to Maximum Rates

Once determined, each airport’s maximum rates are subject to special adjustment only under the following circumstances:

●Change in law or natural disasters. A concession holder may request an adjustment in its maximum rates if a change in law with respect to quality standards or safety and environmental protection results in operating costs or capital expenditures that were not contemplated when its maximum rates were determined. In addition, a concession holder may also request an adjustment in its maximum rates if a natural disaster affects demand or requires unanticipated capital expenditures. Requests on these grounds may not be approved in the future.
●Macroeconomic conditions. A concession holder may also request an adjustment in its maximum rates if, as a result of a decrease of at least 5% in Mexican GDP in a 12-month period, the workload units processed in the concession holder’s airport are less than that projected when its Master Development Program was approved. To grant an adjustment under these circumstances, the Ministry of Communications and Transportation under the Master Development Program must have already allowed the concession holder to decrease its projected capital improvements as a result of the decline in passenger traffic volume. Requests on these grounds may not be approved in the future.
●Increase in concession tax under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. Requests on these grounds may not be approved in the future.

●Failure to make required investments or improvements. The Ministry of Communications and Transportation is required to review annually each concession holder’s compliance with its Master Development Program (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its Master Development Program, the Ministry of Communications and Transportation is entitled to decrease the concession holder’s maximum rates and assess penalties.
●Excess revenues. In the event that revenues subject to price regulation per workload unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the Ministry of Communications and Transportation is also entitled to assess penalties against the concession holder.

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

The Mexican Airport Law provides that any person or group directly or indirectly acquiring control of a concession holder is required to obtain the consent of the Ministry of Communications and Transportation to such control acquisition. For purposes of this requirement, control is deemed to be acquired in the following circumstances:

●if a person acquires 35% or more of the shares of a concession holder;

●if a person has the ability to control the outcome of meetings of the shareholders of a concession holder;
●if a person has the ability to appoint a majority of the members of the board of directors of a concession holder; or
●if a person by any other means acquires control of an airport.

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

Penalties and Termination and Revocation of Concessions and Concession Assets

Termination of Concessions

Under the Mexican Airport Law and the terms of the concessions, a concession may be terminated upon any of the following events:

●the expiration of its term;
●the surrender by the concession holder;
●the revocation of the concession by the Ministry of Communications and Transportation;
●the reversion (“rescate”) of the Mexican government-owned assets that are the subject of the concession (principally real estate, improvements and other infrastructure);
●the inability to achieve the purpose of the concession, except in the event of force majeure;
●the dissolution, liquidation or bankruptcy of the concession holder; or
●the failure by the concession holder to satisfy the shareholding obligations set forth in the concession.

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

Revocation of Concessions

A concession may be revoked by the Ministry of Communications and Transportation under certain conditions, including:

●the failure by a concession holder to begin operating, maintaining and developing an airport pursuant to the terms established in the concession;

●the failure by a concession holder to maintain insurance as required under the Mexican Airport Law;
●the assignment, encumbrance, transfer or sale of a concession, any of the rights thereunder or the assets underlying the concession in violation of the Mexican Airport Law;
●any alteration of the nature or condition of an airport’s facilities without the authorization of the Ministry of Communications and Transportation;
●use, with a concession holder’s consent and without the approval of air traffic control authorities, of an airport by any aircraft that does not comply with the requirements of the Mexican Civil Aviation Law, that has not been authorized by the Mexican air traffic control authority or that is involved in the commission of a felony;
●knowingly appointing a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws;
●the failure by the concession holder to pay the Mexican government the concession tax;
●the failure by the concession holder to beneficially own at least 51% of the capital stock of its subsidiary concession holders;
●a violation of the safety regulations established in the Mexican Airport Law and other applicable laws;
●a total or partial interruption of the operation of an airport or its airport or complementary services without justified cause;
●the failure to maintain the airport’s facilities;
●the provision of unauthorized services;
●the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third-party service provider;
●charging prices higher than those registered with the Ministry of Communications and Transportation for regulated services or exceeding the applicable maximum rate;
●any act or omission that impedes the ability of other service providers or authorities to carry out their functions within the airport; or
●any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

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

According to the Mexican National Assets Law, Mexico’s national patrimony consists of private and government-owned assets of Mexico. The surface area of our airports and improvements on such space are considered government-owned assets. A concession concerning government-owned assets may be “rescued,” or reverted to the Mexican government prior to the concession’s expiration, when considered necessary for the public interest. In exchange, the Mexican government is required to pay compensation as determined by expert appraisers. Following a declaration of “rescue,” or reversion, the assets that were subject to the concession are automatically returned to the Mexican government.

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

The Mexican Airport Law provides that sanctions of up to 400,000 times the UMA may be assessed for failures to comply with the terms of a concession. The UMA as of January 1, 2021 was Ps.89.62. As a result, the maximum penalty at such date could have been Ps.35,848 thousand (U.S.$1.8 million) per airport.

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

Grants of New Concessions

The Mexican government may grant new concessions to manage, operate, develop and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities. The Mexican Antitrust Commission has the power, under certain circumstances, to prohibit a party from bidding, and to cancel an award after the process has concluded. In addition, the government may grant concessions without a public bidding process to the following entities:

●parties who hold permits to operate civil aerodromes and intend to transform the aerodrome into an airport so long as (i) the proposed change is consistent with the national airport development programs and policies, (ii) the civil aerodrome has been in continuous operation for the previous five years and (iii) the permit holder complies with all requirements of the concession;
●current concession holders when necessary to meet increased demand so long as (i) a new airport is necessary to increase existing capacity, (ii) the operation of both airports by a single concession holder is more efficient than other options, and (iii) the concession holder complies with all requirements of the concession;

●current concession holders when it is in the public interest for their airport to be relocated;
●entities in the federal public administration; and
●commercial entities in which local or municipal governments have a majority equity interest if the entities’ corporate purpose is to manage, operate, develop and/or construct airports.

Additionally, under the Mexican Airport Law for the granting of a concession title or the resolution to extend the term thereof, the Ministry of Communications and Transportation shall file before the Ministry of Finance and Public Credit the following:

●a favorable opinion regarding the economic profitability of the corresponding project,
●the registry of the programs portfolio and investment projects, in terms of the Federal Budget and Fiscal Responsibility Law (Ley Federal de Presupuesto y Responsabilidad Hacendaria), in case public funds are used to finance an airport project, and
●the assessment of the considerations that the concession holder shall pay to the federal government in terms of applicable law. For purposes of this section, the Ministry of Communications and Transportation shall submit a proposal of said considerations to the Ministry of Finance and Public Credit.

Environmental Matters

Regulation

Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The major federal environmental laws applicable to our operations are: (i) the General Law of Ecological Equilibrium and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente) or the “General Environmental Law,” and its regulations, which are administered by the Ministry of the Environment and Natural Resources and enforced by the Ministry’s enforcement branch, the Federal Attorney for Environmental Protection; (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos), the “Law on Waste”, the General Law for Sustainable Forest Development (Ley General de Desarrollo Forestal Sustentable) and the General Law for Wildlife (Ley General de Vida Silvestre), each of which are also administered by the Federal Attorney for Environmental Protection; (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission, also a branch of the Ministry of the Environment and Natural Resources; (iv) the General Law of Climate Change; and (v) the Federal Law of Environmental Responsibility (Ley Federal de Responsabilidad Ambiental).

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

In addition to the foregoing, Official Mexican Standards (Normas Oficiales Mexicanas), which are technical standards issued by competent regulatory authorities pursuant to the General Metrology and Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish standards relating to air emissions, soil contamination, wastewater discharges, the generation, handling and disposal of hazardous waste and noise control, among other issues.

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

In 2018, Mexico launched a carbon dioxide (“CO2”) market. The market requires that industries that generate above a certain amount of CO2 emissions pay for rights to excess emissions. Starting in 2019, the legislation also requires that companies report their global emissions as verified by the Mexican Emissions Registry (Registro Nacional de Emisiones). In addition, new water quality standards are being discussed, which would require greater water quality for all of our wastewater disposal.

Modifications of existing environmental laws and regulations or the adoption of more stringent environmental laws and regulations may result in the need for investments that are not currently provided for in our capital expenditures program and may otherwise result in a material adverse effect on our business, results or operations or financial condition. Although we do not currently expect that compliance with environmental laws will have material effect on our financial condition or results of operations, there can be no assurance, however, that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition. For more information see “Item 3. Key Information—Risk Factors—Risks Related to Mexico—Mexico’s environmental legislation could limit the growth of some of our airports.”

Environmental Certification

Since 2011 we have been selected to be one of the members of the Sustainability Index by the Mexican Stock Exchange. The Mexican Stock Exchange Sustainability Index members were selected from among the 70 most traded stocks on the Mexican Stock Exchange based on evaluation criteria of corporate governance, environmental management and social responsibility. In 2020, we were selected again to be one of the members of the Mexican Stock Exchange Sustainability Index (now called S&P/BMV Total México ESG Index).

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

The level of environmental regulation in Mexico has significantly increased in recent years, and the enforcement of environmental laws is becoming substantially more stringent. We expect this trend to continue and expect additional norms to be imposed by the trilateral agreement on Environmental Cooperation that will be entered into by Canada, the United States and Mexico in the context of the USMCA (which was formally signed on November 30, 2018 and entered into force July 1, 2020), as well as by other international treaties on environmental matters. In 2018, Mexico, the United States and Canada announced a Trilateral Agreement of Environmental Cooperation under the USMCA which, has replaced the North American Agreement on Environmental Cooperation in force since January 1, 1994. We do not expect that compliance with Mexican federal, state or municipal environmental laws currently in effect will have a material adverse effect on our financial condition or results of operations. However, environmental regulations or the enforcement thereof may change in a manner that could have a material adverse effect on our business, results of operations, prospects and financial condition.

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of April 22, 2021, including our direct and indirect ownership interest in each:

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description
Aeropuerto de Acapulco, S.A. de C.V.	Mexico	100	Holds concession for Acapulco International Airport

Aeropuerto de Ciudad Juárez, S.A. de C.V.	Mexico	100	Holds concession for Ciudad Juárez International Airport. Is authorized to operate a bonded warehouse in such airport

Aeropuerto de Culiacán, S.A. de C.V.	Mexico	100	Holds concession for Culiacán International Airport

Aeropuerto de Chihuahua, S.A. de C.V.	Mexico	100	Holds concession for Chihuahua International Airport. Is authorized to operate a bonded warehouse in such airport

Aeropuerto de Durango, S.A. de C.V.	Mexico	100	Holds concession for Durango International Airport

Aeropuerto de Mazatlán, S.A. de C.V.	Mexico	100	Holds concession for Mazatlán International Airport

Aeropuerto de Monterrey, S.A. de C.V.	Mexico	100	Holds concession for Monterrey International Airport. Is authorized to operate a bonded warehouse in such airport

Aeropuerto de Reynosa, S.A. de C.V.	Mexico	100	Holds concession for Reynosa International Airport

Aeropuerto de San Luis Potosí, S.A. de C.V.	Mexico	100	Holds concession for San Luis Potosí International Airport

Aeropuerto de Tampico, S.A. de C.V.	Mexico	100	Holds concession for Tampico International Airport

Aeropuerto de Torreón, S.A. de C.V.	Mexico	100	Holds concession for Torreón International Airport

Aeropuerto de Zacatecas, S.A. de C.V.	Mexico	100	Holds concession for Zacatecas International Airport

Aeropuerto de Zihuatanejo, S.A. de C.V.	Mexico	100	Holds concession for Zihuatanejo International Airport

Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	Mexico	100	Provider of administrative and other services.

Operadora de Aeropuertos del Centro Norte, S.A. de C.V.	Mexico	100	Provider of operational services.

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description

Holding Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	100

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

Is authorized to operate a bonded warehouse in the Monterrey airport.

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

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government. The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, approximately 54.8% of our total revenues in 2020 were earned from aeronautical services and approximately 71.5% of the sum of our aeronautical and non-aeronautical revenues in 2020 were earned from aeronautical services. Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation and the specific prices that we negotiate with airlines for the provision of aeronautical services. The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services. In evaluating our aeronautical revenues, we focus principally on workload units, which measure volume, and aeronautical revenues per workload unit, which measures the contribution to aeronautical revenues from each workload unit.

We also derive revenues from non-aeronautical activities, which principally relate to the commercial activities carried out at our airports, such as the operation of parking facilities, advertising and the leasing of space to restaurants and retailers. We also derive non-aeronautical revenues from diversification activities, such as hotel services, air cargo logistics services and real estate services; and complementary activities, which principally include the leasing of space to airlines and operating our baggage-screening system. Our revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation (though they may be subject to regulation by other authorities). Our commercial revenues are principally affected by the passenger volume at our airports, the mix of commercial activities carried out at our airports and our ability to increase the rates we charge to those service providers. We evaluate our non-aeronautical revenues by analyzing changes in diversification, commercial and complementary revenues.

During 2020, our business initiatives were focused on reactivating overall operations in our airports and diversification activities, mitigating the effect of the COVID-19 pandemic, which generated adverse effects in our operations during most of 2020, as well as preserving liquidity.

Recent Developments

COVID-19 Outbreak

The United States government has put in place travel restrictions in response to the COVID-19 pandemic, and closed the United States border with Mexico, except to essential travel and trade and commerce, on March 20, 2020. As of April 22, 2021, the land border remains closed. On January 26, 2021, the United States issued a decree, requesting negative COVID-19 test results for all inbound passengers traveling by air. Beginning on January 7, 2021, Canada established similar testing requirements for passengers traveling by air to the country. Subsequently, the Canadian government suspended flights between Canada, Mexico and the Caribbean until April 30, 2021.

The Mexican government has implemented various measures to control the spread of COVID-19, including extraordinary actions, such as school closures and the suspension of non-essential activities, in the regions most affected. On March 31, 2020, Mexico’s Ministry of Health issued a decree suspending all non-essential activities in the country through April 30, and on April 21, such suspension was extended through May 30, 2020. For purposes of these measures, airports are considered essential and our airports remain operational. On May 29, 2020, Mexico’s Ministry of Health issued a decree establishing an epidemiological risk traffic light system by region, applicable both to municipalities and states which became effective on June 1, 2020 (and which remains in place as of the date of this report) that determines the level of health risk and the type of activities authorized to take place. As a result, different states of the country are experiencing different reactivation levels and, consequently, different types of economic activities are being allowed.

As a result of the COVID-19 pandemic, our reserve for doubtful accounts receivable increased by 231% to Ps.20.8 million as of December 31, 2020, which is mainly comprised of commercial tenants. We cannot assure you whether the COVID-19 pandemic will continue to cause an increase in our reserve for doubtful accounts receivable in 2021. The full extent of the ongoing impact of COVID-19 on the Company’s longer-term operational and financial performance will depend on future developments, including those outside our control related to the efficacy and speed of vaccination programs in curbing the spread of the virus, the introduction and spread of new variants of the virus, which may be resistant to currently approved vaccines, passenger testing requirements, mask mandates or other restrictions on travel, all of which are highly uncertain and cannot be predicted with certainty. Our total passenger traffic decreased 52.3% in 2020 compared to 2019. The sum of aeronautical and non-aeronautical revenues for the first quarter of 2021 decreased to Ps.1,189,679 thousand, as compared to Ps.1,715,650 thousand in the first quarter of 2020. Even where formal advisories and restrictions have been lifted or reduced, the increased spread or resurgence of COVID-19 could result in the reintroduction of or increase in such formal advisories and restrictions. We expect that the COVID-19 pandemic will continue to severely impact the countries and regions served by airlines that operate in our airports in 2021.

While we are expecting a negative impact to our operational and our financial results due to the COVID-19 outbreak, we do not foresee a risk to the overall continuity of our business. We have carried out a preliminary analysis of the financial results in the short, medium and long term, and we have not identified any significant asset deterioration. Nevertheless, the demand for travel may decrease more than expected, which could magnify the impact of the COVID-19 pandemic going forward. Accordingly, we will continue to monitor and analyze the situation closely. We do not expect interruptions to our business. We have the ability to continue as a going concern and do not foresee the cancellation of our operations at any of our airports.

We are unable to predict with certainty the impact of the COVID-19 outbreak on our business, clients, suppliers and employees, as well as on international air travel. We are also unable  to predict the degree to which the COVID-19 outbreak may impact air travel demand in the domestic regions in which we operate, or whether continuous travel restrictions, as well as general population fears with respect to air travel, may have a materially adverse effect on our business and on our operating results. The global and domestic impact of the COVID-19 outbreak on our business will depend on its duration and its impact on the economy of Mexico.

Stock Purchase Agreement

On September 14, 2020, Fintech filed Amendment No. 8 amending the Schedule 13D filed with the SEC, informing that on June 10, 2020, Fintech entered into a Stock Purchase Agreement with ICATEN and in the case of Bagual, a Stock Purchase Agreement with each of ICATEN and ICA Infraestructura, S.A. de. C.V. (a subsidiary of ICATEN), to purchase collectively 100% of the capital stock of SETA. The transactions closed on June 12, 2020 and the aggregate purchase price for the SETA shares was Ps. 5.47 per share for 862,703,377 shares.

Potential Tender Offer by Fintech Holdings Inc. and its affiliates

As of December 22, 2020, Fintech Holdings Inc, and Fintech owned Series B shares and underlying ADRs and Series BB Shares (which convert into Series B Shares upon their disposition to a third party) (the “Series B Shares”) which represented approximately 14.7% of our total outstanding capital stock.

Fintech informed on December 23, 2020 that it has considered from time to time making a tender offer, in Mexico or globally, for an additional interest in our Series B Shares, without exceeding an aggregate interest of 40% of our aggregate outstanding shares. In connection with consideration of such an offer, Fintech informed that it has evaluated alternative possibilities for the financial, legal and regulatory structures available for such an offer, and that it has engaged in exploratory discussions regarding those possibilities with, among others, potential providers of financing, potential dealer-managers and regulatory authorities in the United States and Mexico.

On December 22, 2020 Fintech filed Amendment No.10 amending the Schedule 13D filed with the SEC describing possible transactions under consideration related to its investment, but has not determined to proceed, and has stated that there can be no assurance it will proceed with any offer. If Fintech were to proceed with such an offer, Fintech currently expects that any such offer would be for at least 19,505,578 Series B Shares (or 5% of the aggregate outstanding shares of OMA) and up to 97,527,889 Series B Shares (or 25% of the aggregate outstanding shares of OMA) for an expected purchase price of up to Ps.137 per Series B Share (or the corresponding price in US dollars per American Depositary Share representing Series B Shares, based on the applicable US Dollar/Mexican peso exchange rate upon settlement). Fintech stated that the expected offer amount and purchase price disclosed above and the willingness of the reporting persons to proceed with an offer are subject to change based on market conditions, obtaining financing, obtaining regulatory approval in the United States and Mexico, obtaining approval by the our board of directors and other factors, and has indicated that there can be no assurance that it will proceed with any offer. As of the date of Amendment No. 10, these plans remain preliminary and subject to change, and Fintech has not yet determined to proceed and has not commenced any tender offer. Fintech informed it does not expect to be in a position to commence an offer before the final week of January 2021. Fintech anticipates that it would try to finalize its financing commitments in the first ten business days of any offer, and if it is able to obtain satisfactory financing commitments, Fintech would disclose the terms of such financing commitments to the extent required by applicable law, any financing conditions would then be satisfied and Fintech would maintain the offer open for acceptances for the time prescribed by applicable law.

As of April 22, 2021, Fintech has not initiated any tender offer to purchase Series B shares.

Third amendment to the Technical Assistance Agreement

On December 14, 2020, the Technical Assistance Agreement was amended. Among the main modifications, the term was extended until December 31, 2021, with automatic renewals for one year periods starting on January 1, 2022, unless termination notice is provided by any of the parties involved. Additionally, the automatic renewals shall prevail as long as SETA holds an individual interest of at least 7.65% of the shares of the Company. The economic terms of the agreement were not modified.

2021-2025 Master Development Programs

On November 27, 2020, the 2021-2025 Master Development Programs for OMA’s 13 airports were authorized by AFAC. The Master Development Programs include major maintenance, minor expenses and capital investment for the expansion, improvement, modernization and maintenance of airport infrastructure and equipment according to national and international efficiency, operational and safety standards, considering the growth of estimated passenger traffic. The amount of the committed investment was Ps.11,979,621 in pesos with purchasing power as of December 31, 2019.

2020 Annual and Extraordinary Shareholders’ Meeting

The Annual Meeting for the Shareholders of the Company that was rescheduled due to COVID-19 took place on July 7, 2020. The Extraordinary General Shareholders’ Meeting, also held on July 7, 2020, approved the cancellation of 3,659,417 Series “B” shares, acquired by OMA pursuant to Article 56 of the Securities Market Law. As a result, shares outstanding after giving effect to the aforementioned cancellation of shares are 390,111,556.

2021 Annual Shareholders’ Meeting

The Annual Meeting for the Shareholders of the Company was held on April 21, 2021. The General Ordinary Shareholders’ Meeting approved the declaration and payment of a cash dividend to shareholders of up to Ps. 2,000 million and delegated to the Board of Directors the power to determine the amount to be paid out, which will come from accumulated earnings, as well as the date or dates and forms of payment. The declaration of the aforementioned dividend will become effective as of the date the Board makes its determination.

Operations of Hilton Garden Inn Hotel

On July 6, 2020, the Hilton Garden Inn Hotel that operates at the Monterrey airport restarted activities. The hotel had suspended operations since April 6, 2020 due to low occupancy derived from COVID-19.

Inauguration of Reynosa Airport Terminal Building

In February 2021, we inaugurated the terminal building at the Reynosa airport. The project involved a total investment of Ps.335 million and included an expansion of 4,550 square meters (48,976 square feet), for a total of 7,286 square meters (78,426 square feet). Passenger capacity grew threefold to serve up to 900,000 passengers per year.

Approval of Master Development Program for the 2021-2025 period

In November 2020, we received approval from the Ministry of Communications and Transportation, through the AFAC, of the Master Development Program for each of our thirteen airports, corresponding to the 2021-2025 period.

Issuance OMA21V and OMA21-2 (2021 Green Variable Rate Notes and 2021 Fixed Rate Notes)

On April 16, 2021, OMA issued Ps.1,000,000 thousand in five-year notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the “2021 Green Variable Rate Notes Indenture”). Interest payments are made every 28 days at a variable annual interest rate of TIIE 28 + 0.75%. The principal amount will be repaid at maturity on April 10, 2026. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance was to finance green investments pursuant to our Master Development Programs for 2021-2025. The notes received ratings of Baa1/Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the moment of the issuance.

On April 16, 2021, OMA issued Ps.2,500,000 thousand in seven year notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the 2021 Fixed Rate Notes indenture). Interest payments are made on a semiannual basis at a fixed annual interest rate of 7.83%. The principal amount will be repaid at maturity on April 7, 2028. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance was to extend the maturity profile of debt by prepaying the Ps.3,000,000 thousand in fixed rate notes issued under the 2014 Indenture. The notes received ratings of Baa1/Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the moment of the issuance.

For a detailed description of covenants, events of default and the green bond framework, see “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Operating Results

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps.19.9087 per U.S.$1.00, the exchange rate as reported by the Mexican Central Bank on December 31, 2020.

Passenger and Cargo Volumes

In 2020, approximately 89.3% of the terminal passengers using our airports were domestic. Domestic traffic decreased by 51.6% and international traffic decreased by 56.9% as compared to 2019. In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.

Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control, including the adverse effects of the COVID-19 pandemic.

In 2018, 2019 and 2020, our 13 airports handled approximately 100,914, 97,620 and 93,242 metric tons of cargo, respectively. The decrease in 2020 was due to a 5.7% decrease in cargo transportation at the Monterrey airport and a 9.0% decrease in cargo transportation at the San Luis Potosí airport. Increases in our cargo volume are beneficial to us for purposes of the maximum-rate calculations, as cargo increases the number of our workload units.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
Domestic terminal passengers(1)	19,016.38	20,416.76	9,877.70
International terminal passengers(1)	2,550.02	2,751.30	1,184.99
Total terminal passengers(1)	21,566.40	23,168.06	11,062.69
Cargo units(1)	1,009.14	976.20	932.42
Total workload units(1)	22,575.54	24,144.26	11,995.11
Change in total terminal passengers(2)	9.7%	7.4%	(52.3)%
Change in workload units(2)	9.3%	6.9%	(50.3)%

Aeronautical revenues(3)	5,140,052	5,752,662	2,942,558
Change in aeronautical revenues(2)	18.2%	11.9%	(48.8)%
Aeronautical revenues per workload unit	227.7	238.3	245.3
Change in aeronautical revenues per workload unit(1)(2)	8.2%	4.6%	3.0%

Non-aeronautical revenues(3)	1,625,497	1,819,605	1,171,039
Change in non-aeronautical revenues(2)	11.6%	11.9%	(35.6)%
Non-aeronautical revenues per terminal passenger(4)	75.4	78.5	105.9
Change in non-aeronautical revenues per terminal passenger(2)	1.8%	4.2%	34.8%
Non-aeronautical revenues per terminal passenger, excluding hotel services(4)(5)	59.3	63.1	93.0
Change in non-aeronautical revenues per terminal passenger, excluding hotel services(2)(5)	4.6%	6.4%	47.4%

(1)	In thousands. One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo. Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(2)	In each case, as compared to previous period.

(3)	In thousands of pesos.

(4)	In pesos.

(5)	Figures presented for comparison purposes, as revenues from hotel services do not increase as a function of terminal passengers.

In 2020, we served 11.1 million terminal passengers, of which 9.9 million were domestic and 1.2 million were international. The decrease in passengers in 2020 was principally due to the COVID-19 outbreak.

Classification of Revenues

We classify our revenues into three categories: revenues from aeronautical services, revenues from non-aeronautical services and revenues from construction services. Historically, a substantial majority of our total revenues have been derived from aeronautical services. For example, in 2020, 54.8% of our total revenues were derived from aeronautical services, and the remainder of our revenues was derived from non-aeronautical services and construction services. Aeronautical services represented 71.5% of the sum of our aeronautical and non-aeronautical revenues.

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

Our revenues from non-aeronautical services are not subject to price regulation under our maximum rates and generally include revenues earned from: (i) commercial activities, such as car parking (which may be subject to certain municipal regulations, but not to our maximum rates), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as advertising, retail operators, food and beverage providers, car rental companies, time-share sales and promotions service providers, duty-free operators and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers; (ii) diversification activities, which include revenues earned by OMA Carga operations (air cargo and ground cargo logistics services), the operation of the Terminal 2 NH Collection Hotel of Mexico City International Airport, the Hilton Garden Inn hotel at the Monterrey airport and real estate services; and (iii) complementary activities, which principally include our checked baggage-screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations, as well as fees for access to federal zones.

We recognize revenues from construction services derived from the improvements made to airports that are included in our Master Development Programs. Construction service revenues related to the airport concession are determined based on negotiations between us and the Ministry of Communication and Transportation (recognized according to the percentage-of-completion method), as we construct or improve the airports based on the Master Development Programs. In 2020, revenues from improvements to concessioned assets accounted for 23.4% of our total revenues.

For a detailed description of the components of our aeronautical and non-aeronautical revenue categories, see “Item 4. Information on the Company—Business Overview—Our Sources of Revenues.”

Fluctuations in the Peso

From December 31, 2017 to December 31, 2018, the peso remained the same at Ps.19.64 per U.S.$1.00. From December 31, 2018 to December 31, 2019, the peso appreciated by approximately 3.9%, from Ps.19.64 per U.S.$1.00 on December 31, 2018, to Ps.18.86 per U.S.$1.00 on December 31, 2019. From December 31, 2019 to December 31, 2020, the peso depreciated by approximately 5.5%, from Ps.18.86 per U.S.$1.00 on December 31, 2019, to Ps.19.89 per U.S.$1.00 on December 31, 2020. In the first months of 2021, the peso appreciated, reaching Ps.19.87 per U.S.$1.00 on April 22, 2021.

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

In addition, we have financial liabilities denominated in U.S. dollars, and a significant depreciation in the Mexican peso could result in higher debt balances when converted to Mexican pesos, thus resulting in foreign exchange losses. We may also, from time to time, maintain cash balances denominated in U.S. dollars, in which cases a depreciation of the Mexican peso against the U.S. dollar could result in a foreign exchange gain. As of December 31, 2020, Ps.1,584 million of our cash balance was denominated in U.S. dollars.

As of December 31, 2020, international passenger charges amounted to Ps.542,933 thousand, and as of December 31, 2020, we had U.S.$4.1 million of liabilities denominated in U.S. dollars.

Aeronautical Revenues

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit (a workload unit is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services. See “Item 4. Regulatory Framework—Revenue Regulation” for a description of our maximum rates and the rate setting procedures for future periods. The maximum rates for our airports have been determined for each year through December 31, 2025.

The following table sets forth our revenues from aeronautical services for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	Amount	%	Amount	%	Amount	%

	(in thousands of pesos, except percentages)
Aeronautical revenues:
Domestic passenger charges	3,382,198	65.8%	3,776,401	65.6%	1,857,551	63.1%
International passenger charges	1,061,793	20.7%	1,207,989	21.0%	542,933	18.5%
Landing charges	205,787	4.0%	229,919	4.0%	147,387	5.0%
Platform for embarking and disembarking	136,852	2.7%	150,055	2.6%	90,257	3.1%
Aircraft parking charges on extended stay or overnight	36,402	0.7%	35,910	0.6%	31,905	1.1%
Domestic and international passenger and carry-on baggage check	54,570	1.1%	62,970	1.1%	29,688	1.0%
Aerocars and jetways	47,956	0.9%	48,074	0.8%	19,920	0.7%
Other airport services, leases and regulated access(1)	214,494	4.1%	241,342	4.2%	222,917	7.6%
Total aeronautical revenues	5,140,052	100.0%	5,752,662	100.0%	2,942,558	100.0%

(1)	Includes regulated access fees, leasing of space to airlines for their operations and leasing of space in the airside to cargo handling agents and shippers.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and the leasing of space to airlines, every six months (or earlier upon a cumulative increase of 5% in the Mexican Producer Price Index (excluding fuel)), as long as the total aeronautical revenues per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year. See “Item 4. Information on the Company—Regulatory Framework—Price Regulation” for a description of our maximum rates and the rate-setting procedures for future periods. We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers. Historically, our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers. In 2020, passenger charges represented 81.6% of our aeronautical services revenues. In 2020, aeronautical services represented 54.8% of our total revenues and 71.5 % of the sum of our aeronautical and non-aeronautical revenues.

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

In 2020, our aeronautical revenues represented approximately 99.3% of the amount we were entitled to earn under the maximum rates applicable to all of our airports. To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenues, this percentage could decrease. We may not be able to collect substantially all of the revenues we are entitled to earn from services subject to price regulation in the future.

Non-Aeronautical Revenues

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues per terminal passenger are calculated by dividing total non-aeronautical revenues by the number of terminal passengers during the same period. The contribution to our total revenues from non-aeronautical services was 21.8% in 2020. Our non-aeronautical revenues per terminal passenger increased from Ps.78.5 in 2019 to Ps.105.9 in 2020 due primarily to the fixed portion of rent embedded in most of our contracts from the commercial, diversification and complementary activities, combined with the effect of the decrease in passenger traffic due to COVID-19. Our non-aeronautical revenues in 2020 represented 28.5% of the sum of our aeronautical and non-aeronautical revenues, and our revenues from commercial activities per terminal passenger increased from Ps.39.5 in 2019 to Ps.51.7 in 2020, due primarily to the minimum guaranteed fixed amount of rent in our commercial contracts.

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

The following table sets forth our revenues from non-aeronautical activities for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	Amount	%	Amount	%	Amount	%

	(in thousands of pesos, except percentages)
Non-aeronautical revenues:
Commercial activities:
Car parking charges	244,461	15.0%	279,463	15.4%	126,818	10.8%
Advertising	68,475	4.2%	76,200	4.2%	59,695	5.1%
Retail operations(1)	114,418	7.0%	124,554	6.8%	64,486	5.5%
Food and beverage	120,828	7.4%	144,374	7.9%	87,499	7.5%
Car rental operators	131,478	8.1%	149,454	8.2%	111,037	9.5%
Time share developers	14,115	0.9%	16,663	0.9%	12,683	1.1%
Financial services	9,255	0.6%	10,367	0.6%	7,853	0.7%
Communication and services	15,551	1.0%	16,006	0.9%	17,800	1.5%
Services to passenger	2,746	0.2%	4,127	0.2%	3,281	0.3%
VIP lounges	36,649	2.3%	51,176	2.8%	36,538	3.1%
Other commercial revenues(3)	36,607	2.3%	43,542	2.4%	44,300	3.8%
Total commercial activities	794,583	49.0%	915,927	50.3%	571,990	48.8%
Diversification activities:
Hotel services	344,307	21.2%	357,032	19.6%	141,890	12.1%
OMA Carga	177,396	10.9%	194,936	10.7%	183,382	15.7%
Real estate services	16,352	1.0%	18,181	1.0%	16,499	1.4%
Industrial services	26,340	1.6%	39,451	2.2%	51,272	4.4%
Other diversification revenues(3)	4,061	0.2%	4,966	0.3%	7,547	0.6%
Total diversification activities	568,456	34.9%	614,565	33.8%	400,590	34.2%
Complementary Activities:
Leasing of space(2)	74,887	4.6%	83,477	4.6%	85,729	7.3%
Access rights	18,023	1.1%	19,709	1.1%	15,819	1.4%
Documented baggage inspection	153,192	9.4%	175,006	9.6%	86,491	7.4%
Other complementary revenues(4)	16,356	1.0%	10,922	0.6%	10,420	0.9%
Total complementary activities	262,458	16.1%	289,113	15.9%	198,459	16.9%
Total revenues from non-aeronautical services	1,625,497	100.0%	1,819,605	100.0%	1,171,039	100.0%

(1)	Includes revenues from duty-free operations.

(2)	Includes the leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).

(3)	Other revenues consist mainly of recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports.

(4)	Other complementary revenues consist of the recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports, among others.

The majority of our non-aeronautical revenues are derived from commercial activities, which represented 48.8% of our non-aeronautical revenues in 2020. Commercial activities include car parking charges (which may be subject to government regulation, but not to our maximum rates), rental and royalty payments from third parties operating retail stores and providing commercial services at our airports, such as advertising, food and beverage providers, car rentals, time-share sales and promotions services, duty-free stores and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers.

On an individual basis, during 2020, our most important source of non-aeronautical revenues was OMA Carga which provides air and ground cargo logistics services, and represented 15.7% of our non-aeronautical revenues in 2020 and is part of our diversification activities. Other than OMA Carga, diversification activities include hotel services (both Terminal 2 NH Collection Hotel at the Mexico City International Airport and the Hilton Garden Inn Hotel at the Monterrey Airport) and real estate services.

Complementary activities represented 16.9% of our non-aeronautical revenues in 2020. These activities primarily include baggage-screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations; as well as fees for access to federal zones.

Operating Costs

Our operating costs have been, and we believe that they will continue to be, funded entirely from our results of operations. The following table sets forth our operating costs and certain other related information for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	Amount	% Change	Amount	% Change	Amount	% Change

	(in thousands of pesos, except percentages)
Operating Costs:
Cost of services:
Wages and salaries	231,753	5.4%	242,237	4.5%	227,076	(6.3)%
Maintenance	152,583	(17.2)%	177,191	16.1%	124,563	(29.7)%
Security and insurance	170,549	(3.2)%	161,351	(5.4)%	134,774	(16.5)%
Utilities (electricity, cleaning and water)	210,158	11.1%	177,250	(15.7)%	122,961	(30.6)%
Building lease	44,359	(1.8)%	15,683	(64.6)%	2,543	(83.8)%
Allowance for doubtful accounts	(5,960)	(43.6)%	(241)	(96)%	17,738	(7,460)%
Cost of hotel service	65,853	1.3%	85,706	30.1%	30,650	(64.2)%
Employee statutory profit sharing	1,099	(29.9)%	236	(78.5)%	1,917	712.3%
Equipment lease, fees and other	107,502	(2.5)%	94,794	(11.8)%	103,736	9.4%
Total cost of services	977,896	(0.3)%	954,207	(2.4)%	765,958	(19.7)%
Major maintenance provision	248,636	(14.6)%	292,324	17.6%	392,531	34.3%
Cost of construction	1,141,505	(13.9)%	954,834	(16.4)%	1,253,868	31.3%
Administrative expenses	563,151	(4.2)%	542,664	(3.6)%	518,059	(4.5)%
Right to use airport facilities	319,180	17.6%	363,561	13.9%	199,202	(45.2)%
Technical assistance fees	172,610	27.8%	150,108	(13.0)%	81,164	(45.9)%
Depreciation and amortization(1)	351,745	17.6%	415,252	18.1%	435,344	4.8%
Other income, net	(205)	(85.1)%	(1,155)	463.4%	(128)	(88.9)%
Total operating costs	3,774,518	(3.0)%	3,671,795	(2.7)%	3,645,998	(0.7)%

(1)	Depreciation reflects depreciation of fixed assets, and amortization reflects amortization of our concessions and rights to use airport facilities.

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

Technical Assistance Fee

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers technical assistance and technological and industry knowledge and experience to us in exchange for a fee. For more information about this agreement, see “Item 7. Major Shareholders and Related-Party Transactions—Related Party Transactions.” The technical assistance fee for each of 2001 and 2002 was fixed at U.S.$5.0 million (adjusted annually for U.S. inflation). For the remainder of the original contract term, the fee was equal to the greater of U.S.$3.0 million adjusted annually for inflation (measured by the U.S. consumer price index) or 5% of our EBITDA. Pursuant to the second amendment to the Technical Assistance Agreement signed on May 13, 2015, as of June 14, 2015, the fee was reduced to the greater of U.S.$3,478,000 (updated annually according to the U.S. consumer price index) and 4% of our EBITDA for the first three years of the extension and 3% of our EBITDA for the last two years of the extension. Pursuant to the third amendment of the Technical Assistance Agreement, dated as of December 14, 2020, the term of such agreement has been extended until December 31, 2021, with automatic renewals for one year periods starting on January 1, 2022, unless a termination notice is provided by any of the parties involved. Additionally, the automatic renewals shall be in force as long as SETA holds an individual interest of at least 7.65% of the shares of the Company. The economic terms of the agreement were not modified.

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions. In 2020, our depreciation and amortization expenses increased by 4.8%, as compared to 2019, primarily due to an increase in the investment to improve our concessions’ assets during 2020.

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

Expenditures pursuant to master development programs and other capital expenditures

In 2020, expenditures pursuant to master development programs and other capital expenditures were Ps.1,506,237 thousand. We funded our expenditures through cash flows from operations, and we believe that we will continue to fund them through cash flow from operations, as well as new debt, in the future. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Taxation

The recognition of a deferred tax asset from previous years represented Ps.85,731 thousand for the year ended December 31, 2020, while the current tax amounted to Ps. 480,322 thousand. In 2020, we had an effective tax rate of 26.4%, which reflects the permanent differences related primarily to inflationary effects for tax purposes.

The statutory Mexican corporate income tax rate in 2020, 2019 and 2018 was 30.0%.

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

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso devalued or appreciated against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate and the percentage that Mexican GDP changed as compared to the previous period:

	For the Year Ended December 31,
	2019	2020
Depreciation of the Mexican peso as computed to the U.S. dollar(1)	(3.9)%	5.5%
Mexican inflation rate(2)	2.8%	3.2%
U.S. inflation rate(3)	2.1%	1.4%
Increase in Mexican GDP(4)	(0.1)%	(8.5)%

(1)    Based on changes in the noon buying rate for Mexican pesos, as published by the U.S. Federal Reserve at the end of each period, which were as follows: Ps.18.86 per U.S.$1.00 as of December 31, 2019 and Ps.19.89 per U.S.$1.00 as of December 31, 2020.

(2)    Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican Central Bank. The year-end Mexican Consumer Price Index was 105.9340 in 2019 and 109.271 in 2020.

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

	For the Year Ended December 31,
	2018	2019	2020

	(in thousands of pesos, except percentages)
Metropolitan Destination
Monterrey:
Revenues:
Aeronautical services	2,447,993	2,641,052	1,278,255
Non-aeronautical services	649,393	726,684	479,322
Construction services	232,698	323,035	802,470
Total revenues	3,330,084	3,690,771	2,560,047
Operating costs:
Costs and administrative expenses	383,309	392,344	254,416
Major maintenance provision	56,985	63,673	78,811
Construction costs	232,698	323,035	802,470
Depreciation and amortization	103,454	111,020	122,507
Solidarity fee	1,738,583	2,327,084	855,891
Total operating costs	2,515,029	3,217,156	2,114,095
Income from operations	815,055	473,615	445,952
Operating margin(1)	24.5%	12.8%	17.4%

	For the Year Ended December 31,
	2018	2019	2020

	(in thousands of pesos, except percentages)
Tourist Destinations
Acapulco:
Revenues:
Aeronautical services	182,663	227,954	117,218
Non-aeronautical services	34,279	40,242	27,159
Construction services	279,099	63,102	29,410
Total revenues	496,041	331,298	173,787
Operating costs:
Costs and administrative expenses	59,847	61,603	49,893
Major maintenance provision	9,211	9,374	13,536
Construction costs	279,099	63,102	29,410
Depreciation and amortization	33,125	43,286	44,780
Solidarity fee	71,299	100,121	14,580
Total operating costs	452,581	277,486	152,199
Income from operations	43,460	53,812	21,588
Operating margin(1)	8.8%	16.2%	12.4%

Mazatlán:
Revenues:
Aeronautical services	276,126	321,313	211,184
Non-aeronautical services	46,754	52,857	37,431
Construction services	31,308	34,572	24,704
Total revenues	354,188	408,742	273,319
Operating costs:
Costs and administrative expenses	64,062	61,828	38,068
Major maintenance provision	16,297	16,796	13,282
Construction costs	31,308	34,572	34,572
Depreciation and amortization	16,594	17,514	18,699
Solidarity fee	144,273	225,406	105,593
Total operating costs	272,534	356,116	210,214
Income from operations	81,654	52,626	63,105
Operating margin(1)	23.1%	12.9%	23.1%

Zihuatanejo:
Revenues:
Aeronautical services	167,578	191,512	98,645
Non-aeronautical services	22,934	25,596	18,360
Construction services	13,534	22,876	45,984
Total revenues	204,046	239,984	162,989
Operating costs:
Costs and administrative expenses	43,740	38,918	29,319
Major maintenance provision	17,228	32,792	40,780
Construction costs	13,534	22,876	45,984
Depreciation and amortization	18,266	18,660	19,091
Solidarity fee	67,683	83,124	14,855
Total operating costs	160,451	196,370	150,029
Income from operations	43,595	43,614	12,960
Operating margin(1)	21.4%	18.2%	8.0%

	For the Year Ended December 31,
	2018	2019	2020

	(in thousands of pesos, except percentages)
Regional Destinations
Chihuahua:
Revenues:
Aeronautical services	364,755	411,392	215,728
Non-aeronautical services	56,128	67,022	46,049
Construction services	141,546	124,701	30,679
Total revenues	562,429	603,115	292,456
Operating costs:
Costs and administrative expenses	60,372	68,233	51,254
Major maintenance provision	20,392	34,802	52,396
Construction costs	141,546	124,701	30,679
Depreciation and amortization	13,462	17,974	25,274
Solidarity fee	222,676	290,026	82,815
Total operating costs	458,448	535,736	242,418
Income from operations	103,981	67,379	50,038
Operating margin(1)	18.5%	11.2%	17.1%

Culiacán:
Revenues:
Aeronautical services	539,540	617,978	359,562
Non-aeronautical services	57,313	66,287	51,732
Construction services	33,888	68,961	68,142
Total revenues	630,741	753,226	479,436
Operating costs:
Costs and administrative expenses	76,788	80,460	57,683
Major maintenance provision	10,514	8,884	64,627
Construction costs	33,888	68,961	68,142
Depreciation and amortization	17,408	18,658	20,887
Solidarity fee	346,376	479,985	175,756
Total operating costs	484,974	656,948	387,095
Income from operations	145,767	96,278	92,341
Operating margin(1)	23.1%	12.8%	19.3%

Durango:
Revenues:
Aeronautical services	112,310	150,130	79,515
Non-aeronautical services	10,822	13,433	11,083
Construction services	13,788	36,677	50,202
Total revenues	136,920	200,240	140,800
Operating costs:
Costs and administrative expenses	24,949	27,964	21,566
Major maintenance provision	13,951	14,506	26,418
Construction costs	13,788	36,677	50,202
Depreciation and amortization	6,558	7,537	8,259
Solidarity fee	48,335	90,542	24,135
Total operating costs	107,581	177,226	130,580
Income from operations	29,339	23,014	10,220
Operating margin(1)	21.4%	11.5%	7.3%

	For the Year Ended December 31,
	2018	2019	2020

	(in thousands of pesos, except percentages)
San Luis Potosí:
Revenues:
Aeronautical services	167,030	174,340	108,045
Non-aeronautical services	30,275	35,631	28,508
Construction services	231,726	110,743	58,189
Total revenues	429,031	320,714	194,742
Operating costs:
Costs and administrative expenses	30,189	35,460	26,288
Major maintenance provision	30,698	26,093	12,962
Construction costs	231,726	110,743	58,189
Depreciation and amortization	8,711	12,857	21,569
Solidarity fee	88,041	107,623	41,086
Total operating costs	389,365	292,776	160,094
Income from operations	39,666	27,938	34,648
Operating margin(1)	9.2%	8.7%	17.8%

Tampico:
Revenues:
Aeronautical services	190,502	197,161	74,330
Non-aeronautical services	26,891	28,056	17,414
Construction services	26,169	61,823	67,530
Total revenues	243,562	287,040	159,274
Operating costs:
Costs and administrative expenses	46,136	43,969	38,759
Major maintenance provision	8,327	11,593	29,466
Construction costs	26,169	61,823	67,530
Depreciation and amortization	8,605	9,218	9,920
Solidarity fee	106,706	128,629	3,441
Total operating costs	195,943	255,232	149,116
Income from operations	47,619	31,808	10,158
Operating margin(1)	19.6%	11.1%	6.4%

Torreón:
Revenues:
Aeronautical services	184,396	201,446	94,892
Non-aeronautical services	22,655	23,683	17,425
Construction services	19,991	18,343	12,233
Total revenues	227,042	243,472	124,550
Operating costs:
Costs and administrative expenses	36,732	34,781	24,812
Major maintenance provision	11,198	17,457	19,327
Construction costs	19,991	18,343	12,233
Depreciation and amortization	9,426	9,883	10,605
Solidarity fee	100,811	131,350	33,913
Total operating costs	178,158	211,814	100,890
Income from operations	48,884	31,658	23,660
Operating margin(1)	21.5%	13.0%	19.0%

Zacatecas:
Revenues:
Aeronautical services	105,626	141,500	71,292
Non-aeronautical services	11,935	13,945	10,512
Construction services	9,656	6,843	7,480
Total revenues	127,217	162,288	89,284
Operating costs:
Costs and administrative expenses	25,056	27,746	22,432
Major maintenance provision	10,230	12,129	1,243
Construction costs	9,656	6,843	7,480
Depreciation and amortization	7,460	7,813	8,024
Solidarity fee	47,148	76,622	29,349
Total operating costs	99,550	131,153	68,528
Income from operations	27,667	31,135	20,756
Operating margin(1)	21.7%	19.2%	23.2%

	For the Year Ended December 31,
	2018	2019	2020

	(in thousands of pesos, except percentages)
Border Destinations
Ciudad Juárez:
Revenues:
Aeronautical services	310,892	380,271	199,685
Non-aeronautical services	45,287	55,999	37,736
Construction services	9,096	17,650	27,949
Total revenues	365,275	453,920	265,370
Operating costs:
Costs and administrative expenses	49,809	60,977	43,601
Major maintenance provision	30,915	31,050	18,155
Construction costs	9,096	17,650	27,949
Depreciation and amortization	11,631	11,799	12,717
Solidarity fee	174,273	271,070	102,706
Total operating costs	275,724	392,546	205,128
Income from operations	89,551	61,374	60,242
Operating margin(1)	24.5%	13.5%	22.7%

Reynosa:
Revenues:
Aeronautical services	106,867	113,515	58,010
Non-aeronautical services	14,810	18,240	11,500
Construction services	144,830	112,031	55,366
Total revenues	266,507	243,786	124,876
Operating costs:
Costs and administrative expenses	24,833	28,119	21,123
Major maintenance provision	12,690	13,177	21,528
Construction costs	144,830	112,031	55,366
Depreciation and amortization	7,909	8,189	9,553
Solidarity fee	46,141	55,895	8,135
Total operating costs	236,403	217,411	115,705
Income from operations	30,104	26,375	9,171
Operating margin(1)	11.3%	10.8%	7.3%

(1)	We determine operating margin per airport by dividing income from operations at each airport by total revenues for that airport.

	For the Year Ended December 31,
	2018	2019	2020

	(in thousands of pesos, except percentages)
Hotels
Terminal 2 NH Collection Hotel:
Revenues:
Non-aeronautical services	246,065	255,393	110,299
Equity method (1)	476	220	226
Total revenues	246,541	255,613	110,525
Operating costs:
Costs and administrative expenses	156,322	138,742	78,833
Depreciation and amortization	22,969	39,546	40,301
Total operating costs	179,291	178,288	119,134
(Loss) income from operations	67,250	77,325	(8,609)
Operating margin	27.3%	30.3%	(7.8)%

Hilton Garden Inn Hotel:
Revenues:
Non-aeronautical services	100,051	103,474	32,614
Equity method (1)	203	(188)	336
Total revenues	100,254	103,286	32,950
Operating costs:
Costs and administrative expenses	60,440	59,559	28,438
Depreciation and amortization	10,840	11,382	11,430
Total operating costs	71,280	70,941	39,868
(Loss) income from operations	28,974	32,345	(6,918)
Operating margin	28.9%	31.3%	(21.0)%

	For the Year Ended December 31,
	2018	2019	2020

	(in thousands of pesos, except percentages)
Industrial Park
OMA-Vynmsa Aero Industrial Park:
Revenues:
Non-aeronautical services	28,190	41,981	56,454
Total revenues	28,190	41,981	56,454
Operating costs:
Costs and administrative expenses	5,654	6,811	8,751
Depreciation and amortization	14,260	19,548	23,621
Total operating costs	19,914	26,359	32,372
Income from operations	8,276	15,622	24,082
Operating margin	29.4%	37.2%	42.7%

(1)	Equity method revenue is eliminated in full on consolidation.

Summary Historical Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated:

	Year Ended December 31,
	2018	2019		2020
	Amount	Amount	% Change	Amount	% Change

	(in thousands of pesos, except percentages)
Revenues:
Aeronautical services	5,140,052	5,752,662	11.9%	2,942,558	(48.8)%
Non-aeronautical services	1,625,497	1,819,605	11.9%	1,171,039	(35.6)%
Construction services	1,141,505	954,834	(16.4)%	1,253,869	31.3%
Total revenues	7,907,054	8,527,101	7.8%	5,367,466	(37.1)%
Operating costs and expenses:
Cost of services	977,896	954,207	(2.4)%	765,958	(19.7)%
Major maintenance provision	248,636	292,324	17.6%	392,531	34.3%
Construction costs	1,141,505	954,834	(16.4)%	1,253,869	31.3%
Administrative expenses	563,151	542,664	(3.6)%	518,059	(4.5)%
Concession taxes	319,180	363,561	13.9%	199,202	(45.2)%
Technical assistance fees	172,610	150,108	(13.0)%	81,164	(45.9)%
Depreciation and amortization	351,745	415,252	18.1%	435,344	4.8%
Other income	(205)	(1,155)	463.4%	(128)	(88.9)%
Total operating costs and expenses	3,774,518	3,671,795	(2.7)%	3,645,998	(0.7)%
Income from operations	4,132,536	4,855,306	17.5%	1,721,468	(64.5)%
Interest expense, net	(131,466)	(204,772)	55.8%	(308,610)	50.7%
Exchange loss, net	(15,488)	(50,878)	228.5%	79,522	(256.3)%
Income before income taxes	3,985,582	4,599,656	15.4%	1,492,380	(67.6)%
Income taxes	1,121,403	1,372,222	22.4%	394,501	(71.3)%
Consolidated net income	2,864,179	3,227,434	12.7%	1,097,879	(66.0)%

Other operating data:
Operating margin(1)	52.3%	56.9%	N/A	32.1%	N/A
Net margin(2)	36.2%	37.8%	N/A	20.5%	N/A

(1)	Income from operations divided by total revenues, expressed as a percentage.

(2)	Consolidated net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year Ended December 31, 2020, Compared to the Year Ended December 31, 2019.

Consolidated Revenues

Total revenues for 2020 were Ps.5,367,466 thousand, 37.1% lower than the Ps.8,527,101 thousand recorded in 2019, primarily as a result of a decrease in both aeronautical and non aeronautical revenues. The sum of aeronautical and non-aeronautical revenues in 2020 decreased by 45.7% as compared to 2019.

Aeronautical revenues decreased by 48.8% to Ps.2,942,558 thousand in 2020, as compared to Ps.5,752,662 thousand in 2019 due primarily to a decrease in passenger charges from Ps.4,984,390 thousand in 2019 to Ps.2,400,484 thousand in 2020, attributable to a 52.3% decrease in passenger traffic. Aeronautical revenues per workload unit in 2020 were Ps.245.3 compared to Ps.238.3 in 2019, an increase of 3.0%.

Non-aeronautical revenues decreased by 35.6% from Ps.1,819,605 thousand in 2019 to Ps.1,171,039 thousand in 2020, due primarily to the reduction in operations at our airports, attributable to a 52.3% decrease in passenger traffic. Non-aeronautical revenues per terminal passenger increased by 34.8%, from Ps.78.5 in 2019 to Ps.105.9 in 2020, due primarily to a lower reduction in non-aeronautical revenue compared to passenger traffic, as a result of the nature of contracts from commercial, diversification and complementary activities, which provide for a minimum guaranteed fixed rent.

Revenues from construction services in 2020 were Ps.1,253,869 thousand, an increase of 31.3% from Ps.954,834 thousand recognized in 2019, primarily as a result of the progress in the improvements of concession assets, principally in the Monterrey, Culiacán, Tampico and San Luis Potosí airports.

Our revenues are highly dependent on the volume of passenger traffic. The effects of the COVID-19 pandemic resulted in a significant reduction in passenger traffic during 2020, as a result of the actions taken by the Mexican, U.S. and other governments and from the broader reduction in demand for air travel caused by the COVID-19 pandemic. Even though we have taken action to recover passenger confidence, along with measures taken to preserve liquidity, the ongoing adverse effects of COVID-19 on our operations remain uncertain and the continuation of reduced air travel demand could have a material adverse effect on the Company’s business, operating results, financial condition and liquidity. For more information, see “Risk Factors—Risks Related to Our Operations— The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

Revenues by Segment

On an airport-by-airport basis, the principal contributors to total revenues in 2020 were the Monterrey airport (Ps.2,560,047 thousand), the Culiacán airport (Ps.479,436 thousand), the Chihuahua airport (Ps.292,456 thousand), the Mazatlán airport (Ps.273,319 thousand), the Ciudad Juárez airport (Ps.265,370 thousand), the San Luis Potosí airport (Ps.194,742 thousand), and the Acapulco airport (Ps.173,787 thousand). Based on contribution to aeronautical and non-aeronautical revenues in 2020, the main contributors were the Monterrey airport (Ps.1,757,577 thousand), the Culiacán airport (Ps.411,294 thousand), the Chihuahua airport (Ps.261,777 thousand), the Mazatlán airport (Ps.248,615 thousand), the Ciudad Juárez airport (Ps.237,421 thousand), the Acapulco airport (Ps.144,377 thousand), and the San Luis Potosí airport (Ps.136,553 thousand). Historically, Monterrey, Culiacán and Chihuahua have been our three principal contributors to aeronautical and non-aeronautical revenues, and we expect this trend to continue in the future.

Metropolitan Destination

At the Monterrey airport, aeronautical revenues decreased by 51.6% from Ps. 2,641,052 thousand in 2019 to Ps.1,278,255 thousand in 2020, due primarily to a 54.9% decrease in passenger charges, as a result of a 55.3% decrease in passenger traffic. Non-aeronautical revenues decreased by 34.0% from Ps. 726,684 thousand in 2019 to Ps.479,322 thousand in 2020, due primarily to a 70.2% decrease in car parking charges, a 42.7% decrease in food and beverage and a 54.1% decrease in retail operations. The sum of aeronautical and non-aeronautical revenues decreased by 47.8% from Ps. 3,367,736 thousand in 2019 to Ps.1,757,577 thousand in 2020. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 11.3% from Ps.287.9 in 2019 to Ps.320.5 in 2020, principally due to a lower decrease in non-aeronautical revenues than aeronautical revenues, compared to the decrease in passenger traffic.

Tourist Destinations

At the Acapulco airport, aeronautical revenues decreased by 48.6% from Ps.227,954 thousand in 2019 to Ps.117,218 thousand in 2020, due primarily to a 52.1% decrease in passenger charges, as a result of a 54.8% decrease in passenger traffic. Non-aeronautical revenues decreased by 32.5% from Ps.40,242 thousand in 2019 to Ps.27,159 thousand in 2020, due primarily to a 45.6% decrease in retail operations, a 28.8% decrease in revenues from car rentals and a 35.9% decrease in food and beverage. The sum of aeronautical and non-aeronautical revenues decreased by 46.2% from Ps.268,196 thousand in 2019 to Ps.144,377 thousand in 2020. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 19.1% from Ps.305.3 in 2019 to Ps.363.7 in 2020, principally due to a lower decrease in non-aeronautical revenues than aeronautical revenues, compared to the decrease in passenger traffic.

At the Mazatlán airport, aeronautical revenues decreased by 34.3% from Ps.321,313 thousand in 2019 to Ps.211,184 thousand in 2020, due primarily to a 36.6% decrease in passenger charges, as a result of a 36.2% decrease in passenger traffic. Non-aeronautical revenues decreased by 29.2% from Ps.52,857 thousand in 2019 to Ps.37,431 thousand in 2020, due primarily to a 32.8% decrease in retail operations, a 39.5% decrease in revenues from time-share developers and a 46.3% decrease in revenues from car parking. The sum of aeronautical and non-aeronautical revenues decreased by 33.6% from Ps.374,170 thousand in 2019 to Ps.248,615 thousand in 2020. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 2.3% from Ps.316.4 in 2019 to Ps.323.7 in 2020, due to a lower decrease in non-aeronautical revenues than aeronautical revenues, compared to the decrease in passenger traffic.

At the Zihuatanejo airport, aeronautical revenues decreased by 48.5% from Ps.191,512 thousand in 2019 to Ps.98,645 thousand in 2020, due primarily to a 52.2% decrease in passenger charges, as a result of a 49.2% decrease in passenger traffic. Non-aeronautical revenues decreased by 28.3% from Ps.25,596 thousand in 2019 to Ps.18,360 thousand in 2020, due primarily to a 34.7% decrease in retail operations, a 20.6% decrease in revenues from car rentals and a 51.9% decrease in revenues from car parking. The sum of aeronautical and non-aeronautical revenues decreased by 46.1% from Ps.217,108 thousand in 2019 to Ps.117,005 thousand in 2020. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 6.2% from Ps.346.0 in 2019 to Ps.367.4 in 2020.

Regional Destinations

At the Chihuahua airport, aeronautical revenues decreased by 47.6% from Ps.411,392 thousand in 2019 to Ps.215,728 thousand in 2020, due primarily to a 52.0% decrease in passenger charges, as a result of a 51.9% decrease in passenger traffic. Non-aeronautical revenues decreased by 31.3% from Ps.67,022 thousand in 2019 to Ps.46,049 thousand in 2020, due primarily to a 55.8% decrease in revenues from car parking, a 38.3% decrease in revenues from car rentals, and a 44.4% decrease in food and beverage. The sum of aeronautical and non-aeronautical revenues decreased by 45.3% from Ps.478,414 thousand in 2019 to Ps.261,777 thousand in 2020. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 7.8% from Ps.271.0 in 2019 to Ps.292.1 in 2020, due to a lower decrease in non-aeronautical revenues than aeronautical revenues, compared to the decrease in passenger traffic.

At the Culiacán airport, aeronautical revenues decreased by 41.8% from Ps.617,978 thousand in 2019 to Ps.359,562 thousand in 2020, due primarily to a 43.9% decrease in passenger charges, as a result of a 44.2% decrease in passenger traffic. Non-aeronautical revenues decreased by 22.0% from Ps.66,287 thousand in 2019 to Ps.51,732 thousand in 2020, due primarily to a 54.8% decrease in revenues from car parking, a 14.8% decrease in food and beverage, and a 44.3% decrease in revenues from VIP lounges. The sum of aeronautical and non-aeronautical revenues decreased by 39.9% from Ps.684,265 thousand in 2019 to Ps.411,294 thousand in 2020. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 5.8% from Ps.272.8 in 2019 to Ps.288.5 in 2020, due to a lower decrease in non-aeronautical revenues than aeronautical revenues, compared to the decrease in passenger traffic.

At the Durango airport, aeronautical revenues decreased by 47.0% from Ps.150,130 thousand in 2019 to Ps.79,515 thousand in 2020, due primarily to a 51.6% decrease in passenger charges, as a result of a 48.5% decrease in passenger traffic. Non-aeronautical revenues decreased by 17.5% from Ps.13,433 thousand in 2019 to Ps.11,083 thousand in 2020, due primarily to a 47.6% decrease in revenues from car parking, a 58.4% decrease in retail operations and a 21.9% decrease in food and beverage. The sum of aeronautical and non-aeronautical revenues decreased by 44.6% from Ps.163,563 thousand in 2019 to Ps.90,598 thousand in 2020. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 7.7% from Ps.308.4 in 2019 to Ps.332.1 thousand in 2020, due to a lower decrease in non-aeronautical revenues than aeronautical revenues, compared to the decrease in passenger traffic.

At the San Luis Potosí airport, aeronautical revenues decreased by 38.0% from Ps.174,340 thousand in 2019 to Ps.108,045 thousand in 2020, due primarily to a 43.8% decrease in passenger charges, as a result of a 51.9% decrease in passenger traffic. Non-aeronautical revenues decreased by 20.0% from Ps.35,631 thousand in 2019 to Ps.28,508 thousand in 2020, due primarily to a 57.3% decrease in revenues from car parking, a 50.3% decrease in revenues from VIP lounges and a 9.5% decrease in revenues from car rentals. The sum of aeronautical and non-aeronautical revenues decreased by 35.0% from Ps Ps.209,971 thousand in 2019 to Ps.136,553 thousand in 2020. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 8.7% from Ps.237.3 in 2019 to Ps.258.0 in 2020, due to a lower decrease in non-aeronautical revenues than aeronautical revenues, compared to the decrease in passenger traffic.

At the Tampico airport, aeronautical revenues decreased by 62.3% from Ps.197,161 thousand in 2019 to Ps.74,330 thousand in 2020, due primarily to a 69.5% decrease in passenger charges, as a result of a 63.4% decrease in passenger traffic. Non-aeronautical revenues decreased by 37.9% from Ps.28,056 thousand in 2019 to Ps.17,414 thousand in 2020, due primarily to a 59.0% decrease in revenues from car parking, a 33.2% decrease in revenues from car rentals and a 70.8% decrease in food and beverage. The sum of aeronautical and non-aeronautical revenues decreased by 59.3% from Ps.225,217 thousand in 2019 to Ps.91,744 thousand in 2020. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 10.8% from Ps.303.0 in 2019 to Ps.335.7 in 2020, due to a lower decrease in non-aeronautical revenues than aeronautical revenues, compared to the decrease in passenger traffic.

At the Torreón airport, aeronautical revenues decreased by 52.9% from Ps.201,446 thousand in 2019 to Ps.94,892 thousand in 2020, due primarily to a 56.7% decrease in passenger charges, as a result of a 54.7% decrease in passenger traffic. Non-aeronautical revenues decreased by 26.4% from Ps.23,683 thousand in 2019 to Ps.17,425 thousand in 2020, due primarily to a 58.7% decrease in revenues from car parking , a 50.8% decrease in retail operations and a 14.9% decrease in revenues from car rentals. The sum of aeronautical and non-aeronautical revenues decreased by 50.1% from Ps.225,129 thousand in 2019 to Ps.112,317 thousand in 2020. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 9.3% from Ps.312.8 in 2019 to Ps.341.8 thousand in 2020, due to a lower decrease in non-aeronautical revenues than aeronautical revenues, compared to the decrease in passenger traffic.

At the Zacatecas airport, aeronautical revenues decreased by 49.6% from Ps.141,500 thousand in 2019 to Ps.71,292 thousand in 2020, due primarily to a 52.1% decrease in passenger charges, as a result of a 51.1% decrease in passenger traffic. Non-aeronautical revenues decreased by 24.6% from Ps.13,945 thousand in 2019 to Ps.10,512 thousand in 2020, due primarily to a 54.0% decrease in revenues from car parking, a 37.1% decrease in retail operations and a 24.4% decrease in food and beverage. The sum of aeronautical and non-aeronautical revenues decreased by 47.4% from Ps.155,445 thousand in 2019 to Ps.81,804 thousand in 2020. The sum of aeronautical and non-aeronautical revenues per workload unit at the Zacatecas airport increased by 7.7% from Ps.325.4 in 2019 to Ps.350.5 in 2020, due to a lower decrease in non-aeronautical revenues than aeronautical revenues, compared to the decrease in passenger traffic.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues decreased by 47.5% from Ps.380,271 thousand in 2019 to Ps.199,685 thousand in 2020, due primarily to a 49.6% decrease in passenger charges, as a result of a 50.5% decrease in passenger traffic. Non-aeronautical revenues decreased by 32.6% from Ps.55,999 thousand in 2019 to Ps.37.736 thousand in 2020, due primarily to a 44.3% decrease in revenues from car parking, a 46.5% decrease in food and beverage and a 33.4% decrease in car rentals. The sum of aeronautical and non-aeronautical revenues decreased by 45.6% from Ps.436,270 thousand in 2019 to Ps.237,421 thousand in 2020. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 7.1% from Ps.265.5 in 2019 to Ps.284.3 in 2020, due to a lower decrease in non-aeronautical revenues than aeronautical revenues, compared to the decrease in passenger traffic.

At the Reynosa airport, aeronautical revenues decreased by 48.9% from Ps.113,515 thousand in 2019 to Ps.58,010 thousand in 2020, due primarily to a 50.8% decrease in passenger charges, as a result of a 52.3% decrease in passenger traffic. Non-aeronautical revenues decreased by 37.0% from Ps.18,240 thousand in 2019 to Ps.11,500 thousand in 2020, due primarily to a 45.6% decrease in revenues from car parking, a 24.8% decrease in car rentals and a 67.6% decrease in food and beverage. The sum of aeronautical and non-aeronautical revenues decreased by 47.2% from Ps.131,755 thousand in 2019 to Ps.69,510 thousand in 2020. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 10.0% from Ps.271.0 in 2019 to Ps.298.2 thousand in 2020, due to a lower decrease in non-aeronautical revenues than aeronautical revenues, compared to the decrease in passenger traffic.

Hotels

At our Terminal 2 NH Collection Hotel, total revenues decreased by 56.8% from Ps.255,393 thousand in 2019 to Ps.110,299 thousand in 2020, due primarily to a decrease in the annual average occupancy rate from 84.1% in 2019 to 40.2% in 2020. The revenues of the Terminal 2 NH Collection Hotel are dependent on passenger traffic traveling to and from the Mexico City International Airport.

At our Hilton Garden Inn Hotel at the Monterrey airport, total revenues decreased by 68.5% from Ps.103,474 thousand in 2019 to Ps.32,614 thousand in 2020, due primarily to a decrease in the annual average occupancy rate from

77.7% in 2019 to 36.1% in 2020. The revenues of the Hilton Garden Inn Hotel are dependent on passenger traffic traveling to and from the Monterrey international airport.

The full extent of the ongoing impact of COVID-19 on the Company’s longer-term operational and financial performance will depend on future developments, including those outside our control related to the efficacy and speed of vaccination programs in curbing the spread of the virus, the introduction and spread of new variants of the virus, which may be resistant to currently approved vaccines, passenger testing requirements, mask mandates or other restrictions on travel, all of which are highly uncertain and cannot be predicted with certainty. Even where formal advisories and restrictions have been lifted or reduced, the increased spread or resurgence of COVID-19 could result in the reintroduction of or increase in such formal advisories and restrictions. We expect that the COVID-19 pandemic will continue to severely impact the countries and regions where we operate in 2021. On April 6, 2020, we temporarily suspended services of our Hilton Garden Inn Hotel through July 6, 2020 due to low occupancy. For more information, see “Risk Factors—Risks Related to Our Operations— We face risks associated with our diversification activities, which could lead to our inability to recover our investment as planned.”

Industrial Park

At our OMA-VYNMSA Aero Industrial Park, total revenues increased by 34.5% from Ps.41,981 thousand in 2019 to Ps.56,454 thousand in 2020, due primarily to an increase in the number of leased commercial warehouses. An additional warehouse was developed, which construction ended in January 2021. with an area of 4,849 square meters (52,192 square-feet).

Operating Results

Cost of Services

Our cost of services decreased by 19.7% from Ps.954,207 thousand in 2019 to Ps.765,958 thousand in 2020, mainly as a result of our cost cutting initiatives that resulted in a decrease of 30.6% in utilities, mainly as a result of a decrease in electricity consumption of 19,556 thousand KwH, equivalent to a reduction of 32.5%, as compared to 2019, and a 29.6% decrease in maintenance, fees, and others. Additionally, our cost of hotel services declined 64.2% as a result of lower occupancy levels in our hotels during 2020. As a percentage of the sum of aeronautical and non-aeronautical revenues, cost of services increased from 12.6% in 2019 to 18.6% in 2020. For more information on cost cutting initiatives implemented during 2020, see “Risk Factors—Risks Related to Our Operations— The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

Major maintenance provision

Our major maintenance provision increased from Ps.292,324 thousand in 2019 to Ps.392,531 thousand in 2020, due primarily to the recognition of the major maintenance works included in the new Master Development Program for 2021-2025 approved in November 2020.

Administrative Expenses

Our administrative expenses decreased by 4.5% from Ps.542,664 thousand in 2019 to Ps.518,059 thousand in 2020, due primarily to a 12.5% decrease in expenses paid to consultants and other providers of professional services and a 70.8% decrease in travel expenses.

Technical Assistance Fee

Our technical assistance fee, which is paid in U.S. dollars, decreased by 45.9% from Ps.150,108 thousand in 2019 to Ps.81,164 thousand in 2020, as a result of a decrease in EBITDA, which is the base for its calculation.

Concession Tax

Our concession tax decreased by 45.2% from Ps.363,561 thousand in 2019 to Ps.199,202 thousand in 2020, as a result of a decrease in aeronautical and non-aeronautical revenues.

Depreciation and Amortization

Our depreciation and amortization increased 4.8% from Ps.415,252 thousand in 2019 to Ps.435,344 thousand in 2020, due primarily to an increase in the investment to improve our concessions’ assets during 2020.

Income from Operations

On a consolidated basis, our operating income decreased by 64.5% from Ps.4,855,306 thousand in 2019 to Ps.1,721,468 thousand in 2020, due primarily to a 37.1% decrease in total revenue. Our operating margin decreased from 56.9% in 2019 to 32.1% in 2020, and considering only the sum of our aeronautical and non-aeronautical revenues, our operating margin decreased from 64.2% in 2019 to 41.8% in 2020.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “Item 5. Operating and Financial Review and Prospects—Operating Results—Solidarity Fees.” In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2020 were the Monterrey airport (Ps.445,952 thousand), the Culiacán airport (Ps.92,341 thousand), the Mazatlán airport (Ps.63,103 thousand), the Ciudad Juárez airport (Ps.60,241 thousand), the Chihuahua airport (Ps.50,038 thousand), and the San Luis Potosí airport (Ps.36,648 thousand).

Metropolitan Destination

Operating income for the Monterrey airport decreased by 5.8% from Ps.473,615 thousand in 2019 to Ps.445,952 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.2,327,084 thousand in 2019 to Ps.855,891 thousand in 2020, which declined mainly due to an update in the method for its calculation and the decrease in aeronautical and non-aeronautical revenues.

Tourist Destinations

Operating income for the Acapulco airport decreased by 59.9% from Ps.53,812 thousand in 2019 to Ps.21,588 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.100,121 thousand in 2019 to Ps.14,580 thousand in 2020, which declined mainly due to an update in the method for its calculation and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the Mazatlán airport increased by 19.9% from Ps.52,616 thousand in 2019 to Ps.63,105 thousand in 2020, due primarily to a decrease in operating costs. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.225,406 thousand in 2019 to Ps.105,593 thousand in 2020, which declined mainly due to an update in the method for its calculation and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the Zihuatanejo airport decreased by 70.3% from Ps.43,614 thousand in 2019 to Ps.12,960 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.83,124 thousand in 2019 to Ps.14,855 thousand in 2020, which declined mainly due to an update in the method for its calculation and the decrease in aeronautical and non-aeronautical revenues.

Regional Destinations

Operating income for the Chihuahua airport decreased by 25.7% from Ps.67,379 thousand in 2019 to Ps.50,038 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.290,026 thousand in 2019 to Ps.82,815 thousand in 2020, which declined mainly due to an update in the method for its calculation and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the Culiacán airport decreased by 4.1% from Ps.96,278 thousand in 2019 to Ps.92,341 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.479,985 thousand in 2019 to Ps.175,756 thousand in 2020, which declined mainly due to an update in the method for its calculation and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the Durango airport decreased by 55.6% from Ps.23,014 thousand in 2019 to Ps.10,220 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.90,542 thousand in 2019 to Ps.24,135 thousand in 2020, which declined mainly due to an update in the method for its calculation and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the San Luis Potosí airport increased by 24.0% from Ps.27,938 thousand in 2019 to Ps.34,648 thousand in 2020, due primarily to a decrease in operating costs. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.107,623 thousand in 2019 to Ps.41,086 thousand in 2020, which declined mainly due to an update in the method for its calculation and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the Tampico airport decreased by 68.1% from Ps.31,808 thousand in 2019 to Ps.10,158 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.128,629 thousand in 2019 to Ps.3,441 thousand in 2020, which declined mainly due to an update in the method for its calculation and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the Torreón airport decreased by 25.3% from Ps.31,658 thousand in 2019 to Ps.23,660 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.131,350 thousand in 2019 to Ps.33,913 thousand in 2020, which declined mainly due to an update in the method for its calculation and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the Zacatecas airport decreased by 33.3% from Ps.31,135 thousand in 2019 to Ps.20,756 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.76,622 thousand in 2019 to Ps.29,349 thousand in 2020, which declined mainly due to an update in the method for its calculation and the decrease in aeronautical and non-aeronautical revenues.

Border Destinations

Operating income for the Ciudad Juárez airport decreased by 1.8% from Ps.61,374 thousand in 2019 to Ps.60,242 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.271,070 thousand in 2019 to Ps.102,706 thousand in 2020, which declined mainly due to an update in the method for its calculation and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the Reynosa airport decreased by 65.2% from Ps.26,375 thousand in 2019 to Ps.9,171 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.55,895 thousand in 2019 to Ps.8,135 thousand in 2020, which declined mainly due to an update in the method for its calculation and the decrease in aeronautical and non-aeronautical revenues.

Hotels

Operating income for our Terminal 2 NH Collection Hotel decreased from Ps.77,325 thousand in 2019 to an operating loss of Ps.8,609 thousand in 2020 due primarily to a decrease in revenues.

Operating income for our Hilton Garden Inn Hotel decreased from Ps.32,345 thousand in 2019 to an operating loss of Ps.6,918 thousand in 2020 due primarily to a decrease in revenues.

Industrial Park

Operating income for our OMA-VYNMSA Industrial Park increased from Ps.15,622 thousand in 2019 to Ps.24,082 thousand in 2020 which reflected an increase in revenues.

Exchange Gain (Loss)

We had a net exchange gain in 2020 of Ps.79,522 thousand, as compared to a loss of Ps. 50,878 thousand in 2019 due primarily to the depreciation of the Mexican peso in relation to the U.S. dollar on our U.S. dollar cash balances in 2020. The exchange rate used to convert our dollar-denominated liabilities from pesos to U.S. dollars was Ps.19.9087 to U.S.$1.00 as of December 31, 2020 and Ps.18.8727 to U.S.$1.00 as of December 31, 2019. Our cash balance denominated in U.S. dollar was Ps.78,940 thousand on December 31, 2019 and Ps.79,552 thousand on December 31, 2020.

Net Interest Expense

Our net interest expense increased by 50.7% from Ps.204,772 thousand in 2019 to Ps.308,610 thousand in 2020, as a result of higher interest expense due to the unwinding of our major maintenance provision as well as a reduction in interest income due to lower interest rates. During 2020, the annualized interest rates on 28-day short-term Mexican treasury bills, or Certificados de la Tesorería de la Federación, consistently decreased from 7.3% on January 1, 2020 to 4.2% on December 31, 2020, with a yearly average of 5.3%.

Income Taxes

We recorded an income tax expense of Ps. 394,501 thousand in 2020, as compared to Ps.1,372,222 thousand in 2019, due primarily to a decrease in revenues and the lower taxable income.

Our current income tax decreased from Ps.1,329,867 thousand in 2019 to Ps.480,232 thousand in 2020 as a result of decreased revenues.

Our effective tax rate was 29.8% in 2019 and 26.4% in 2020. The effective tax rates in 2019 and 2020 differed from the statutory rate of 30%, as a result of the permanent differences related primarily to inflationary effects for tax purposes.

Net Income and Comprehensive Income

Our net income decreased by 66.0% from Ps.3,227,434 thousand in 2019 to Ps.1,097,879 thousand in 2020. Comprehensive income attributable to the controlling interest decreased by 66.2% from Ps.3,210,814 thousand in 2019 to Ps.1,085,231 thousand in 2020. Earnings per share were Ps.2.8038 and earnings per ADS were Ps.22.4304 in 2020.

Results of Operations for the Year Ended December 31, 2019, Compared to the Year Ended December 31, 2018.

For a comparison of the results of operations for the year ended December 31, 2019 as compared to the year ended December 31, 2018, see “Item 5—Operating and Financial Review and Prospects—Results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018” in our Fiscal Year 2019 Form 20-F.

Liquidity and Capital Resources

Sources of Liquidity

Historically, we covered all of our liquidity needs, including our obligations under the Master Development Programs, with cash flows generated by the operations of our subsidiaries and incurred no significant debt. We modified our strategy to finance our operations and incorporated debt as a means to fund capital investments. In the future, we hope to continue covering our liquidity needs with cash flows generated by the operations of our subsidiaries, with a reduction and control of costs and operational improvements to maximize profitability, and with the incurrence of additional debt to finance expenditures pursuant to our Master Development Program obligations, other capital expenditures and working capital, and make our capital structure more efficient.

In November 2020, we received approval from the Ministry of Communications and Transportation, through the AFAC, of the Master Development Program for each of our thirteen airports, corresponding to the 2021-2025 period. Total investments approved amount to Ps.12,586,901 thousand in pesos as of December 31, 2020. As a result, in our opinion, our cash flows from operations are sufficient for our present operating obligations; however, we may, from time to time, have to incur in additional debt to finance our investment expenditures pursuant to our Master Development Program obligations, as well as other strategic investment expenditures. As of the date of this report, we have been able to timely service our debt and other obligations, without having to take advantage of any available payment deferrals, forbearance periods, or other concessions. For a discussion on our Master Development Program obligations, see “Item 4. Information on the Company—Master Development Programs and Capital Expenditures—Revenue Regulation.”

Pursuant to our Master Development Programs, in 2021 through 2025, we anticipate investing Ps. 12,586,901 thousand as follows:

Expected Investments Under Master Development Programs by Category for 2021 to 2025

	For the Year Ended December 31,
						Total
	2021	2022	2023	2024	2025	2021 - 2025

Terminal capacity expansions and quality projects	610,054	1,051,955	1,295,208	1,444,221	1,438,497	5,839,936
Runways and aprons	371,483	441,930	348,335	284,352	135,296	1,581,395
Machinery and equipment	437,868	527,027	198,793	159,582	217,715	1,540,984
Security, Safety and Information Technology Equipment	388,412	156,264	544,285	361,149	81,534	1,531,644
Operational Infrastructure Expansion	190,178	176,799	158,040	209,535	313,502	1,048,054
Projects to meet ICAO directives	236,096	139,842	14,053	10,260	9,502	409,753
Other	331,412	161,252	62,027	41,027	39,418	635,135
Total	2,565,502	2,655,068	2,620,741	2,510,125	2,235,465	12,586,901

Our committed investments pursuant to our Master Development Programs for 2021 amount to Ps.2,565,502 thousand. Our committed investment for 2021 includes investments for additional capacity and equipment, among others. See “Item 4. Information on the Company—Master Development Programs and Capital Expenditures.”

Cash Flows

Our treasury monitors cash flows on a daily, monthly and annual basis to plan and determine the management, sources and uses of resources, as well as to meet our capital and debt service obligations at all times, and to improve our working capital and capital structure.

As of December 31, 2018, 2019 and 2020, we had Ps.2,958,902 thousand, Ps.3,429,873 thousand and Ps.2,958,804 , respectively, of cash and cash equivalents, of which 44.3%, 43.4% and 53.0% respectively, was denominated in U.S. dollars. We invested these resources in financial instruments in accordance with our investment policy.

In 2020, we generated Ps. 1,303,478 thousand in cash flows from operating activities of which Ps. 2,569,574 thousand was directly from operating activities and was offset mainly by Ps.747,867 thousand of income tax paid, Ps. 103,704 thousand of major maintenance expenses and Ps. 94,229 thousand of net trade accounts receivable. Our cash flow used in investing activities was Ps.1,324,430 thousand, mainly with respect to investments in our concessions, and our cash flow used in financing activities was Ps.528,888 thousand, mainly for payment of Ps.320,866 thousand in interest and Ps.150,000 thousand in the repurchase of shares.

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

Indebtedness

Short-Term Indebtedness

As of April 22, 2021, we had unused lines of credit available for short-term issuances totaling Ps.650,000 thousand.

Long-Term Indebtedness

On March 26, 2013, we issued Ps.1,500,000 thousand in 10-year peso-denominated notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered in 2011 (the “2011 Indenture”). Interest payments are made on a semiannual basis at a fixed annual interest rate of 6.47%. The principal amount will be repaid at maturity on March 14, 2023. The Acapulco, Ciudad Juárez, Culiacan, Chihuahua, Mazatlán, Monterrey, Tampico, Torreón and Zihuatanejo airports act as guarantors under these notes. The net proceeds from the placement were used to prepay existing debt and were used to fund committed investments under the Master Development Programs for our 13 airports, as well as for strategic investments. The notes received ratings of mxAA+ by Standard and Poor’s and AA+ (mex) by Fitch Ratings at the moment of the issuance. Currently our long-term debt has a mxAAA by Standard and Poor’s and AA+ (mex) by Fitch Ratings and Baa1/Aaa.mx by Moody’s. The principal covenants and the events of default under the indenture pursuant to which these notes were issued (the “2013 Indenture”) are described below.

Covenants

●We will preserve our legal existence and that of our guarantors and will maintain an ongoing business.
●We will do what is necessary to ensure that our obligations under the notes constitute our direct and unsecured obligations and that they have the same priority of payment, in the case of bankruptcy, as the rest of its direct and unsecured obligations, except for priorities established by the operation of law.
●In the event of a Change of Control (as defined in the 2013 Indenture), we will be obligated to perform and initiate, through the Mexican Stock Exchange, a public offer to purchase with respect to the notes no more than 15 business days after the occurrence of such Change of Control. We shall offer, and the holders will have the right to accept, the repurchase of the notes in circulation in exchange for a price equal to 101% of the nominal value of the notes plus the interest accrued and not paid through the date of repurchase.
●We cannot merge, divide, dissolve or liquidate, nor can we permit any of our subsidiaries to merge, divide, dissolve or liquidate, except for (i) mergers in which we or the subsidiary, as the case may be, is the surviving company, (ii) mergers in which the entity created by the merger assumes our obligations, (iii) mergers that do not imply a Change in Control or (iv) dissolutions and liquidations of subsidiaries that we consider advantageous in making our corporate structure more efficient and that do not directly result in an event of default.
●We cannot sell, rent or otherwise dispose of Important Assets (as defined in the 2013 Indenture) (including the share capital of any subsidiary), nor permit that our subsidiaries do so, except for (i) sales in the ordinary course of business, (ii) sales of obsolete or discontinued equipment and (iii) sales between subsidiaries or between us and our subsidiaries.
●We cannot incur nor permit our subsidiaries to incur any lien, except (i) if they are permitted liens or (ii) if, concurrently with the creation of any lien, we guarantee our obligations under the notes in the same manner.

Events of Default

●If we do not pay interest within three business days following a payment date.
●If we disclose financial, accounting or legal information to the public that is incorrect or false in any important respect, and such information is not corrected within 15 business days from the date on which any responsible officer had knowledge of such a situation.
●If we or our subsidiaries breach any of the obligations incurred with the issuance of notes, with the understanding that it is considered a breach if the obligations are not remedied within 30 calendar days of the date on which we receive a notification from the common representative of the holders in which the breach of obligation is specified.
●If the terms and conditions of the concessions are modified in such a manner that they limit or negatively and significantly affect the rights that they presently afford to us or to our subsidiaries, or if, for any reason, a governmental authority confiscates, rescues or seizes the installations and operations of an airport operated by us by means of a final and unappealable resolution or if a concession is revoked and terminated by means of a final and unappealable resolution.
●If we or our subsidiaries do not make a payment on a payment date of principal or interest of any important debt or if an event of default is declared with respect to any important debt that obligates us or our subsidiaries to pay an amount greater than U.S.$10.0 million or its equivalent in any other currency before such debt’s scheduled maturity.

●If we or any of our subsidiaries are declared to be in bankruptcy by a final and unappealable resolution or if we or any of our subsidiaries admit in writing to our inability to pay our debts by maturity.
●If any definitive judicial resolution is issued against us or our subsidiaries that, individually or together, with any other definitive judicial resolution exceeds the amount of U.S.$10.0 million or its equivalent in other currencies and said amount was not paid or guaranteed within 30 calendar days.
●If we reject, question or dispute the validity or enforceability of the notes.
●If we do not begin or perform the repurchase offer when a Change of Control has occurred.
●If on the 30th day business day after the audited annual financial statements are available, the notes are not secured by guarantors that fulfill minimum requirements.

As of the date of this annual report, we were in compliance with these covenants, and no event of default had been triggered. None of our credit or other debt agreements contain financial covenants.

We, through seven of our airports, have maintained lines of credit with Private Export Funding Corporation (backed by Ex-Im Bank) for U.S.$20.4 million, pursuant to agreements dated October 15, 2010 and December 14, 2010, valid through December 21, 2021. As of December 31, 2020, the balance of credit was U.S.$678,000. These lines of credit are guaranteed by checked-baggage inspection equipment acquired by the airports. The interest rate is three-month LIBOR plus 125 basis points.

On June 16, 2014, OMA issued Ps.3,000,000 thousand in seven-year notes (certificados bursátiles) at a fixed rate of 6.85% that were registered with the Mexican National Registry of Securities. The purpose of the issuance was to fix interest payments and to extend the maturity profile of debt by prepaying the Ps.1,300,000 thousand in floating-rate notes issued under the 2011 Indenture, and to finance the Master Development Programs and strategic investments. The floating-rate Ps. notes issued under the 2011 Indenture were paid on July 11, 2014. The principal covenants and the events of default under the indenture pursuant to which these notes were issued (the “2014 Indenture”) are substantially similar to those under the 2013 Indenture. On April 19, 2021, the notes issued under the 2014 indenture were paid in full.

On April 16, 2021, OMA issued Ps.1,000,000 thousand in five-year green notes (certificados bursátiles verdes) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the “2021 Green Variable Rate Notes Indenture”). Interest payments are made every 28 days at a variable annual interest rate of TIIE 28 + 0.75%. The principal amount will be repaid at maturity on April 10, 2026. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance is to finance green investments pursuant to our Master Development Programs for 2021-2025. The notes received ratings of Baa1/Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the moment of the issuance.

●As part of the issuance process of the green notes, in March, 2021, OMA created a Green Bond Framework (the “Framework”), in order to meet the commitments therein and finance projects that will deliver environmental benefits to support the Company’s business strategy and vision. Under the Framework, the Company can issue bonds, where proceeds are used to finance eligible green projects, as defined therein. The Framework is in accordance with the International Capital Market Association (“ICMA”) Green Bond Principles (GBP) 2018 and also describes the manner in which a green bond issued by the Company supports and contributes towards meeting the United Nations Sustainable Development Goals.
●The majority of resources from the green bond are focused on renewable energy and energy efficiency projects, particularly on the implementation of solar power throughout our airports, as well as other projects that reduce energy consumption. In order to assure proper implementation, OMA has established a Green Bond Working Group, that is responsible for the review and selection of projects that will qualify as eligible green projects. This group is chaired by the Chief Executive Officer of the Company and will meet on a semi-annual basis. Finally, the Company appointed Sustainalytics to provide an external review on the Framework, which issued its opinion on March 16, 2021. Sustainalytics opined that the Framework is credible and impactful and aligns with the four core components of the ICMA Green Bond Principles (GBP) 2018. For more information about the framework and Sustainalytics’ independent party opinion, visit OMA’s Investor Relations website at http://ir.oma.aero.

On April 16, 2021, OMA issued Ps.2,500,000 thousand in seven-year notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an Indenture into which we entered on that date (the 2021 Fixed Rate Notes Indenture). Interest payments are made on a semiannual basis at a fixed annual interest rate of 7.83%. The principal amount will be repaid at maturity on April 7, 2028. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance was to extend the maturity profile of debt by prepaying the Ps.3,000,000 thousand in fixed-rate notes issued under the 2014 Indenture. The notes received ratings of Baa1/Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the moment of the issuance.

The principal covenants and the events of default under the 2021 Green Variable Rate Notes Indenture and the 2021 Fixed Rate Notes Indenture are described below:

●We will preserve our legal existence and that of our guarantors and will maintain an ongoing business.
●We will do what is necessary to ensure that our obligations under the notes constitute our direct and unsecured obligations and that they have the same priority of payment, in the case of bankruptcy, as the rest of its direct and unsecured obligations, except for priorities established by the operation of law.
●We cannot merge, divide, dissolve or liquidate, nor can we permit any of our guarantors to merge, divide, dissolve or liquidate, except for (i) mergers in which we or the subsidiary, as the case may be, is the surviving company, and (ii) mergers in which the entity created by the merger assumes our obligations.
●We and the guarantors cannot sell or otherwise dispose of assets, except for (i) sales in the ordinary course of business, (ii) sales agreed upon prior to the issuance of the notes, or (iii) sales that would not cause a material adverse effect on the Issuer or the guarantors.
●We cannot incur nor permit our subsidiaries to incur any lien, except (i) if they are permitted liens or (ii) if, concurrently with the creation of any lien, we guarantee our obligations under the notes in at least the same manner.
●We cannot pay dividends if an Event of Default has occurred and is continuing.

Events of Default

●If we do not pay interest within 3 business days following a payment date.
●If we or any guarantor are declared to be in bankruptcy or if we or any of our subsidiaries admit in writing to our inability to pay our debts by maturity.
●If we or any of the guarantors reject, question or dispute the validity or enforceability of the notes.
●If we disclose financial, accounting or legal information to the public that is incorrect or false in any important respect, and such information is not corrected within 10 business days from the date on which any responsible officer had knowledge of such a situation.
●If the terms and conditions of the concessions are modified in such a manner that they limit or negatively and significantly affect the rights that they presently afford to us or to our subsidiaries, or if, for any reason, a governmental authority confiscates, rescues or seizes the installations and operations of an airport operated by us by means of a final and unappealable resolution or if a concession is revoked and terminated by means of a final and unappealable resolution.
●If we or the guarantors do not make a payment on a payment date of principal or interest of any important debt or if an event of default is declared with respect to any important debt that obligates us or our subsidiaries to pay an amount greater than U.S.$20.0 million or its equivalent in any other currency before such debt’s scheduled maturity.
●If we or the guarantors breach any of the obligations incurred with the issuance of notes, with the understanding that it is considered a breach of the obligations if not remedied within 30 calendar days of the date on which we receive a notification from the common representative of the holders in which the breach of obligation is specified.
●If any definitive judicial resolution is issued against us or the guarantors that, individually or together with any other definitive judicial resolution exceeds the amount of U.S.$20.0 million or its equivalent in other currencies, and said amount was not paid or guaranteed within 30 calendar days.

As of the date of this annual report, we are in compliance with these covenants, and no event of default has been triggered.

We did not access revolving lines of credit or raise capital in the public or private markets to address any liquidity needs as a result of the COVID-19 pandemic.

Total Indebtedness

The following table sets forth our total indebtedness at the closing of each of the periods indicated:

As of December 31,	Indebtedness
		(in thousands of pesos)
2018	Ps.	4,584,594
2019	Ps.	4,543,609
2020	Ps.	4,510,388

Derivative Financial Instruments

As of December 31, 2020, we were not party to and did not hold any financial derivative instrument.

Other Restrictions

As of December 31, 2020, restrictions imposed by debt instruments did not have any impact on our ability to fulfill our capital and cash obligations.

Principal Treasury Policies and Procedures

The operation of the treasury department is based on various policies, with which we were in compliance as of December 31, 2020. The most significant policies currently in effect are as follows:

●Investments in Financial Instruments. The Company shall invest its cash balance in a secure and diversified portfolio, including investments of varying terms and with multiple financial institutions, in accordance with the following:
●The Company shall invest in instruments with a minimum credit rating of MxAA in Mexico or its equivalent from a recognized rating agency.

●The investment period shall never exceed 180 days.
●No more than 50% of consolidated cash shall be invested in a single financial institution.
●The financial institution with which the investment is made shall be recognized in the Mexican market and registered with the CNBV and shall have had positive earnings for the past three years and a minimum credit rating of MxA in Mexico or its equivalent from a recognized rating agency.
●Investments in Foreign Financial Instruments. The Company shall invest its cash balance in U.S. dollars in a secure and diversified portfolio, including investments of varying terms and with multiple financial institutions, in accordance with the following:
●Company shall invest in financial institutions recognized by the laws under the regulation of the United States, and by the Federal Reserve (FED), a minimum shareholders’ equity of U.S.$500 million, a minimum unsecured credit rating of A2 (Global rating) by Moody’s or A (global rating) by Standard and Poor’s.
●The Company shall invest in instruments like certificates of deposit, checkbook deposits, checking accounts or money market funds with the highest credit rating from Moody’s or Standard and Poor’s through an investment account of the Foreign Financial Institution Authorized.
●The investment period shall never exceed 90 days.
●Indebtedness. The Company shall comply with any debt restrictions established in its debt agreements or in related parties debt agreements that include any restriction on the Company’s debt level.
●Derivative Financial Instruments. The Company may only invest in derivative financial instruments that are strictly for coverage, with the objective of setting maximum financial costs and established on a national value. The derivative financial investments shall be tested for effectiveness, the type of coverage shall be designated, and calculations of the Value at Risk or its equivalent will be validated with a third party. The counterparty shall have a minimum risk rating of MxAA in Mexico or the equivalent international risk rating from a recognized rating agency.
●Related-Party Transactions. Related-party transactions shall be entered into on market terms in accordance with the opinion of an external expert. Related-party transactions that exceed Ps.1,500 thousand in a single transaction or Ps.10,000 thousand in a series of transactions shall be authorized by the Board of Directors.
●Loans Between Affiliates. Loans between affiliates shall only be vertical (from the holding company to its subsidiaries and from a subsidiary to the holding company) and never horizontal (between subsidiaries). Such loans shall be made at market rates and within the parameters established in annual price and transfer studies.
●Payment to Service Providers. Payment to service providers shall be made within 30 calendar days after the date of receipt of the bill; provided that there may be special cases in which this period is shortened or lengthened.
●Share Repurchase. The Company carries out repurchases of its shares in compliance with various policies, including, but not limited to: (i) being up-to-date on payment of cumulative dividends for Series BB shares, (ii) being up-to-date on payment of obligations derived from debt instruments registered with the Mexican National Registry of Securities, (iii) purchasing shares at market price, except with regard to public offerings or auctions authorized by the CNBV and (iv) ensuring that there are no relevant events that have not been disclosed to the investing public.

Principal Uses of Capital

Resources

Our capital resources are mainly used to comply with the Master Development Programs (which include capital expenditures, major maintenance and other expenditures) and to invest in other capital expenditures necessary to accommodate the growth of our business.

The following table details our actual expenditures made during 2018, 2019 and 2020 and their classification in our consolidated financial statements for such periods:

	For the Year Ended December 31,
	2018	2019	2020

	(in thousands of pesos)
Capital expenditures pursuant to master development programs	1,141,504	954,834	1,253,869
Other capital expenditures	172,859	94,090	147,614
Total capital expenditures	1,314,363	1,048,924	1,401,483
Expenditures made for major maintenance(1)	139,320	305,133	103,704
Other expenditures pursuant to master development programs	3,727	4,526	1,050
Expenditures pursuant to master development programs and other capital expenditures(2)	1,457,410	1,358,584	1,506,237

(1)	The amounts disclosed in this table refer to increases in our investments in capital assets and represent both actual cash expenditures and capital additions, which are included in our accounts payable as of the end of each period, as the cash required for the capital additions has not yet been expended.

(2)	Amounts represent cash outlays for major maintenance, which are provisioned in our major maintenance provision.

In 2020, we spent Ps.1,401,483 thousand on capital expenditures, principally in connection with works to improve our terminal and operating infrastructure. In 2019, we spent Ps.1,048,924 thousand on capital expenditures, principally in connection with works to improve our terminals. In 2018, we spent Ps.1,314,363 thousand on capital expenditures, principally in connection with works to improve our terminals.

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

Share Repurchase Program

On April 21, 2019, our shareholders authorized the use of an amount of up to Ps.1,500 million for repurchases of Series B shares until the next annual shareholders’ meeting approved the 2019 results. On July 7, 2020, our shareholders authorized an increase of the share purchase reserve to Ps. 1,500 million and the use up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approved the 2020 results. On April 21, 2021, our shareholders authorized the use of an amount of up to Ps. 1,500 million for the repurchase of Series B shares until the next annual shareholders’ meeting approves the 2021 results.

Our share repurchase program started in October 2007. The operation of our share repurchase program generates cash inflow and cash outflow depending on the nature of the transaction (buying or selling). For the year ended December 31, 2018 the share repurchase program generated a cash flow of Ps.0, for the year ended December 31,

2019 the share repurchase program generated a cash outflow of Ps.244,201 thousand, and for the year ended December 31, 2020, the share repurchase program generated a cash outflow of Ps.150,000 thousand. On December 31, 2018, 2019, and 2020 the number of repurchased shares in treasury amounted to 324,507 and 2,145,651 and 0 respectively. At the Extraordinary Shareholders’ Meeting held on July 7, 2020, the shareholders approved the cancellation of 3,659,417 repurchased shares held in treasury.

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

IFRS 16, Leases

IFRS 16 (issued by the IASB in January 2016), which establishes new or modified requirements regarding lease accounting. It introduced significant changes to the lessee’s accounting, eliminating the distinction between an operating and financial lease, requiring the recognition of an asset for use rights and a lease liability on the start date of all leases, except those considered to be short term or low value assets. In contrast to lessee accounting, the requirements for the lessor remain significantly unchanged. Details of the effects of the adoption of IFRS 16 are described in Note 18 of the financial statements.

Deferred Income Taxes

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement and tax values of assets and liabilities. Our deferred income taxes as of December 31, 2018, 2019 and 2020 were prepared taking into account that we will only be obligated to pay the Mexican corporate income tax.

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

Allowance for Doubtful Accounts

The Company recognizes lifetime expected credit losses (ECL) for trade receivables and contract assets. The expected credit losses on these financial assets are estimated using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, including general economic conditions.

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

Impairment of Tangible and Intangible Assets Excluding Goodwill

Our management periodically evaluates the impairment of long-lived assets in order to determine whether there is evidence that those assets have suffered an impairment loss. If impairment indicators exist, the recoverable amount of assets is determined, with the help of independent experts, to determine the extent of the impairment loss, if any. Our management considers that the aggregate of all airport concessions is an “independent cash generating unit,” as each of our 13 airports formed part of the Central-North package included in the Mexican government’s original bidding process. In accordance with the terms established by the Mexican government, each of our 13 airports must be in operation, regardless of their individual results and are therefore evaluated for impairment on a consolidated basis. Our hotel segment is evaluated separately. Pursuant to IAS 36, during 2020 the effect of COVID-19 pandemic was deemed to be an indication of impairment. Accordingly management tested for impairment its concessions and hotels cash generating units, and concluded that no impairment charges were needed. We do not currently expect the COVID-19 pandemic to have a significant impact in the evaluation of impairment of our tangible and intangible assets, however, the severity and extent of the current COVID-19 pandemic may impact that determination.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a weighted average cost of capital that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

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

Off-Balance Sheet Arrangements

Except for operating lease agreements and purchase obligations as disclosed in the contractual obligations table below, we are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2020:

	Payments Due by Period
			2021		2022-2024			2025-2027			2028-on
			Less than								More than
	Total		1 Year(6)		1-3 Years			3-5 Years			5 Years

	(in thousands of pesos)
Master Development Programs	Ps.	12,586,901	Ps.	2,565,502	Ps.	7,785,934	(7)	Ps.	2,235,465	(7)		N/A	(7)
Purchase obligations(1)		75,997		75,997		N/A			N/A			N/A
Short-term debt		—		N/A		N/A			N/A			N/A
Long-term debt(2)		4,513,503		3,013,503		1,500,000			N/A			N/A
Interest(3)		306,718		188,641		118,077
Leases(4)		284,215		45,592		99,053			96,626			42,945
Power Purchase Agreement(5)		477,729		57,304		184,590			205,252			30,584
Total	Ps.	18,245,064	Ps.	5,946,539	Ps.	9,687,653		Ps.	2,537,342		Ps.	73,529

(1)	Reflects minimum fixed annual payment to be paid under our Technical Assistance Agreement of U.S.$3.8 million updated to specific year using an annual U.S. inflation rate of 1.01%, as reported by the U.S. Department of Labor, Bureau of Labor Statistics for the period from December 2019 to December 2020, and assuming an exchange rate of Ps.19.9087 per U.S.$1.00, the exchange rate as reported by the Mexican Central Bank on December 31, 2020, which is used for operations with related parties in our consolidated financial statements. The amount ultimately to be paid in any year will depend on our profitability. See “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements Relating to SETA.”
(2)	Debt denominated in U.S. dollars was converted to pesos based on an exchange rate of Ps.19.9087 per U.S.$1.00, the exchange rate as reported by the Mexican Central Bank on December 31, 2020, which is used for liabilities in our consolidated financial statements.
(3)	Interest projected based on forward interest rates (LIBOR) and assuming an exchange rate of Ps.19.9087 per U.S.$1.00, the exchange rate as reported by the Mexican Central Bank on December 31, 2020, which is used for liabilities in our consolidated financial statements.
(4)	In October 2008, we acquired 90% of the common stock of Consorcio Grupo Hotelero T2, S.A. de C.V. This entity held a lease agreement with Mexico City International Airport to construct and operate a five-star hotel at Terminal 2 of Mexico City International Airport, establishing a leasing amount of the higher of Ps.18.5 million per year, pesos as of December 2007, adjusted every year according to the Mexican national consumer price index, or a royalty of 18% of total annual revenues. Additionally, we entered into lease agreements for our corporate offices. The rent paid in 2020 was Ps.12,870 and is adjusted annually based on the NCPI. These agreements expire in September 2021 and April 2021. Lease obligations in the table are not determined at present value.
(5)	Long-term agreement for the purchase of wind-generated energy. Minimum consumption amount was established at 41.4 million KwH. Price per KwH is adjusted annually based on the NCPI. This agreement expires on May 31, 2028.
(6)	Amounts for less than one year correspond to obligations for 2021.
(7)	In 2025, the fifth year of our current Master Development Program, we will negotiate new Master Development Program commitments for the 2026–2030 period with the Ministry of Communications and Transportation.

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

At the shareholders’ meeting held on April 29, 2019, our shareholders approved the designation of Bernardo Casas Godoy as member of the Board of Directors, replacing Pablo García Aguilar. All other members of the Board of Directors were re-elected. At the same shareholders’ meeting our shareholders approved that all members of the Board of Directors, Committee Presidents and the Secretary of the Board of Directors were to stay in place until the next shareholders’ meeting conveyed to approve the results for the year ended on December 31, 2019.

At the shareholders’ meeting held on July 7, 2020, our shareholders approved the Annual Report for 2019 prepared by the Chief Executive Officer and the Audited Consolidated and Non-Consolidated Financial Statements for the year ended 2019; the Reports of the Presidents of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee; the appointment of Alejandro Ortega Aguayo and Federico Patiño Márquez as independent members of the Board of Directors, replacing Alberto Felipe Mulás Alonso and Felipe Duarte Olvera; the appointment of Ricardo Maldonado Yáñez as president of the Corporate Practices, Finance; Planning and Sustainability Committee; the re-election of all other members of the Board of Directors; the application of results of the Company, as well as an increase in the share repurchase reserve to Ps. 1,500 million and the use of up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approved the 2020 results. On that same date, the shareholders held an extraordinary meeting approving the cancelation of 3,659,417 Series B shares held in treasury. As a result, outstanding shares amount to 390,111,556.

At the shareholders’ meeting held on April 21, 2021, our shareholders approved the Annual Report for 2020 prepared by the Chief Executive Officer and the Audited Consolidated and Non-Consolidated Financial Statements for the year ended 2020; the Reports of the Presidents of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee; the reelection of the members of the Board of Directors and its Committees; the application of results of the Company, as well as Ps. 1,500 million for the share repurchase reserve and the use of up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approves the 2021 results.

The following table lists the members of the Board of Directors effective on April 22, 2021, confirmed at the shareholders’ meeting held on April 21, 2021 along with their titles, dates of appointment and ages:

Name	Title	Director Since	Age
Diego Quintana Kawage*	Chairman and Director	April 14, 2011	50
Guadalupe Phillips Margain*	Director	February 24, 2017	51
Rodrigo Antonio Quintana Kawage*	Director	February 24, 2017	43
Christian Whamond	Director	April 23, 2018	48
Bernardo Casas Godoy	Director	April 29, 2019	56
Próspero Antonio Ortega Castro	Director	February 24, 2017	50
Ricardo Maldonado Yáñez	Independent Director	April 14, 2016	54
Martin Werner Wainfeld	Independent Director	April 23, 2018	57
Luis Solórzano Aizpuru	Independent Director	April 23, 2018	49
Alejandro Ortega Aguayo	Independent Director	July 7, 2020	50
Federico Patiño Márquez	Independent Director	July 7, 2020	67

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

Guadalupe Phillips Margain. Ms. Guadalupe Phillips Margain has been the Chief Executive Officer of ICA Tenedora, S.A. de C.V. and is a member of its board of directors. Previously, she has worked as Chief Restructuring Officer of ICA, as well as Vice President of Finance and Risk Management for Grupo Televisa among other positions. She is a member of the boards of directors of Innova, Grupo AXO. She is also an alternate member of the boards of directors of Grupo Televisa and Grupo Financiero Banorte and proprietary member of the board of directors of Volaris. Ms. Phillips holds a law degree from the Instituto Tecnológico Autónomo de México and an M.A. and Ph.D. from the Fletcher School at Tufts University.

Rodrigo Antonio Quintana Kawage. Until 2020, Mr. Rodrigo Antonio Quintana Kawage was an executive at Grupo ICA for eleven years serving in various leadership positions, including as its General Counsel and as its Chief Financial Officer. He is currently in private practice and serving on ICA’s Board of Directors. He previously worked as a legal intern at Banco de México, Mexico’s central bank, and as an associate in the finance practice of Mayer Brown, a global law firm, in its Chicago and New York offices. Mr. Quintana holds law degrees from the Instituto Tecnológico Autónomo de México in Mexico City and from the University of Chicago Law School. He is the brother of Mr. Diego Quintana, the Chairman of OMA’s Board.

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

Próspero Antonio Ortega Castro. Mr. Prospero Antonio Ortega Castro has been the Director of Administration and Finance of Grupo ICA since 2015. Previously, he held positions in a number of Grupo ICA’s business units. Prior to joining Grupo ICA in 1995, Mr. Ortega worked as an auditor at Price Waterhouse. Mr. Ortega holds a degree in Finance and Accounting from the Universidad de las Americas in Puebla and a Master’s degree in Administration from the Instituto Tecnológico de Estudios Superiores de Monterrey. He also attended an executive program at the Instituto Panamericano de Alta Direccion de Empresas (IPADE) in Mexico City.

Ricardo Maldonado Yáñez. Mr. Ricardo Maldonado Yáñez is a partner at the law firm Mijares, Angoitia, Cortés y Fuentes, S.C. He has over 25 years of experience providing advice to Mexican and foreign companies on domestic and cross-border merger and acquisition transactions, joint ventures and strategic alliances. He also represents issuers and financial institutions in public and private debt and equity offerings, and advises clients in the negotiation, structuring and drafting of all types of financings and in infrastructure projects. Mr. Maldonado also focuses part of his practice to Corporate Governance matters advising family-owned and publicly listed companies. Mr. Maldonado serves as member and/or secretary of the Board of Directors of Consorcio Ara, Grupo Televisa, Controladora Vuela Compañía de Aviación (Volaris) and ICA Tenedora. Mr. Maldonado holds a law degree from the Universidad Nacional Autónoma de México (UNAM) and an LLM from the University of Chicago Law School. Mr. Maldonado is a member of the National Association of Corporate Directors (NACD) and of the International Corporate Governance Network (ICGN).

Martin Werner Wainfeld. Dr. Martin Werner Wainfeld is the founding partner of DD3 Capital Partners, an investment and advisory firm based in Mexico City. Dr. Werner was co-head of the Investment Bank for Latin America and Director General of Goldman Sachs in Mexico from 2000 to 2016. Previously, he was Undersecretary of Finance in Mexico for the period 1997-1999. He was in charge of the restructuring of Mexico’s external public debt after the 1994-1995 financial crisis. Dr. Werner has 16 years’ experience in investment banking and participated in more than ninety merger and acquisition and financing transactions. He is a member of the Board of Directors of Betterware and until March 29, 2021 he was member of the Board of Directors of Grupo Comercial Chedraui. He is a member of the Advisory Board of the Yale University Business School. Dr. Werner holds an economics degree from the Instituto Tecnológico Autónomo de México (ITAM) and a Ph.D. in economics from Yale University.

Luis Solórzano Aizpuru. Mr. Solorzano is Chief Executive Officer and Founding Partner of Acamar Partners. Mr. Solorzano has over 20 years of investment experience across various sectors. Mr. Solorzano has served on the boards of various public and private companies, including CarLotz, Inc., Acamar Partners Acquisition Corp II, Grupo Aeroportuario del Centro Norte, Acamar Partners Acquisition Corp I, Dufry, Latin American Airport Holdings, Aerodom, InverCap Holdings, and Viakem. Mr. Solorzano began his career with BankBoston Capital, where he spent 4 years making private equity investments and corporate loans across Latin America. In 2001, Mr. Solorzano joined Advent International becoming a partner and Managing Director in 2008. He served as Chairman of the Latin America’s Investment Committee from 2013 to 2017. During his tenure at Advent, Mr. Solorzano participated in various investments and management activities encompassing various of Advent’s private equity funds. He was a key executive involved in the raising of three funds for a cumulative U.S.$5 billion, and he played a leading role in 15 investment transactions in various sectors, including retail and consumer, financial services, industrials, information technology and infrastructure. Mr. Solorzano also played a significant role in supporting portfolio companies in the design and implementation of various strategic, operating and financial value creation initiatives. Mr. Solorzano served as Chief Executive Officer and director of Acamar Partners Acquisition Corp I from its inception in November 2018 until the successful completion of its business combination with CarLotz, Inc., a leading consignment-to-retail used vehicle marketplace. Mr. Solorzano graduated with a degree in Economics (cum laude) from the Instituto Tecnológico Autónomo de Mexico (ITAM) and an MBA from Harvard Business School.

Alejandro Ortega Aguayo. Mr. Alejandro Ortega obtained his bachelor’s degree in law from the Instituto Tecnológico Autónomo de México. He later obtained his master’s degree in business administration at Harvard Business School. In 1991 he joined the law firm Barrera, Siqueiros y Torres Landa, S.C. (currently Hogan Lovells). In 1997 he joined the Investment Banking firm of Donaldson Lufkin & Jenrette in New York City. In 2002 he returned to Mexico City as Vice President of UBS Investment Bank. He acted as head of Investment Banking in Mexico for UBS until 2011, when he joined Morgan Stanley as head of Investment Banking for Mexico, where he gained significant experience in industries such as infrastructure, energy and electricity, financial institutions, real estate, healthcare, and media and telecommunications. As of January 2020, he works as an independent board member in several public and private companies in Mexico, as well as an advisor of several Mexican and global companies and funds in their businesses both in Mexico and cross border.

Federico Patiño Márquez. Mr. Patiño has more than 30 years of experience in the financial sector. From 2015 to 2018 he was Chief Executive Officer of Grupo Aeroportuario de la Ciudad de Mexico S.A de C.V. (GACM) and previously served as Chief Financial Officer of GACM since 2014. During this period, he was responsible for the financing of the New Airport project and the “Terminal 2” of Mexico City’s International Airport. From 1980 to 2008, he worked at Nacional Financiera, S. N. C., Institución de Banca de Desarrollo (NAFIN), where he held several positions including, among others, General Director of Credit, General Director of Treasury, General Director of Development and General Director of Investment Banking. He was responsible for the creation of Corporación Mexicana de Inversiones de Capital (CMIC), a private equity fund created in 2006, by the Mexican development bank. CMIC invests in private equity funds that fund Mexican companies. Federico also was the founder of Fondo Nacional de Infraestructura (FONADIN) at Banco Nacional de Obras y Servicios Públicos, S.N.C. (BANOBRAS).

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

The following table lists our executive officers, their current position and their date of appointment as an executive officer. On April 3, 2018, we appointed Ruffo Pérez Pliego as Chief Financial Officer. On April 26, 2018, we appointed Enrique Navarro Manjarrez as Director for Airport Operations. On June 1, 2018, we appointed Adriana Díaz Galindo as General Counsel, and on June 12, 2018, we appointed Enrique Chacón Tinajero as Director for Infrastructure and Maintenance. On November 12, 2018, we appointed Ricardo Dueñas as Chief Executive Officer.

Name	Current Position	Executive Officer Since(1)	Age
Ricardo Dueñas Espriu	Chief Executive Officer	November 12, 2018	41
Ruffo Pérez Pliego del Castillo	Chief Financial Officer	April 3, 2018	45
Adriana Díaz Galindo	General Counsel	June 1, 2018	51
Enrique Navarro Manjarrez	Airports Operations Director	April 26, 2018	62
E. Héctor H. Cortés	Commercial Director	October 7, 2015	52
Enrique Chacón Tinajero	Infrastructure and Maintenance Director	June 12, 2018	48

(1)	Date appointed.

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

Ruffo Pérez Pliego del Castillo has served as our Chief Financial Officer since April 3, 2018. Mr. Pérez Pliego has more than 20 years of experience in the areas of corporate finance, debt and equity placements, and mergers and acquisitions. Prior to joining us, Mr. Pérez Pliego served as Chief Financial Officer and Chief Executive Officer of Latin American Airports Holdings Ltd., which, during his tenure, owned Aerodom, a concessionaire of six airports in the Dominican Republic, and Inmobiliaria Fumisa, which leased substantially all the commercial spaces in the international wing of Terminal 1 of the Mexico City International Airport. Previously, Mr. Pérez Pliego worked for nine years in the investment banking division of Credit Suisse. Mr. Pérez Pliego holds a B.A. from Instituto Tecnológico Autónomo de México (ITAM) and a Master’s in Business Administration from Harvard Business School.

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

Eliseo Héctor Hugo Cortés. has served as Chief Commercial Officer since March 2017. He served as Real Estate and New Businesses Director from October 2015 to March 2017. He joined us in 2001 after being part of the team that participated in the bidding process for the privatization of our airports. Within our company he has held various positions. From 2007 through 2015 he acted as Manager of the Culiacán airport, from 2004 to 2006 he was Manager of the Tampico airport and from 2001 to 2003 he was Diversification Manager. Prior to joining us, he participated in the development of special projects for Grupo ICA between 1999 and 2000. He has experience in the maritime port sector through his involvement in the start‑up and operation of ICAVE, a specialized container terminal under concession, between 1995 and 1997, and between 1989 and 1994 he participated on a part-time basis at Puertos Mexicanos, a unit of the Ministry of Communications and Transportation. He holds a Bachelor of Science in Civil Engineering from the Universidad Nacional Autónoma de México (UNAM) and a Master’s Degree in Project Management from the University of British Columbia. He holds a diploma in advanced business and management by the Instituto Panamericano de Alta Dirección de Empresa (IPADE) Business School and in management by the Universidad de las Américas. He holds a post graduate degree in Airports Engineering and Operations from the Instituto Politécnico Nacional and attended different airports management and development courses offered by Aéroports de Paris. He has completed a variety of specialized courses in airports operations, security, safety, maintenance and development. He is a member of the American Association of Airport Executives.

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

Compensation of Directors and Executive Officers

For 2020, the aggregate compensation earned by our 21 officers (including executive officers and airport administrators) was Ps.73.711 thousand.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what they are entitled to receive upon termination pursuant to Mexican Federal Labor Law. Additionally, we have not made personal loans to our directors or executive officers and do not have a stock option plan or any equivalent plan.

As of December 31, 2020, the amount set aside or accrued under our defined contribution plan in our subsidiary Servicios Aero Especializados del Centro Norte, S.A. de C.V. and for each of our airport administrators’, was Ps.17,625 thousand.

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

The Chairman of the Board of Directors will propose at each shareholders’ meeting one of the Independent Directors as a Chairman of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee, and such candidate should fulfill the requirements of independence, experience, abilities and professional prestige in accordance with Articles 25, 26 and 43 of the Mexican Securities Law.

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

The current members of the Audit Committee are Martin Werner Wainfeld, Federico Patiño Márquez and Alejandro Ortega Aguayo.

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

The current members of the Corporate Practices, Finance, Planning and Sustainability Committee are Ricardo Maldonado Yáñez, Luis Solorzano Aizpuru and Alejandro Ortega Aguayo.

Employees

As of December 31, 2020, we had approximately 1,003 employees. The total number of employees decreased by 13.5% in 2020, due primarily to organizational restructuring. As of December 31, 2020, approximately 54.5% of our employees were unionized.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated:

	As of December 31,
	2018	2019	2020
Categories of activity:
Airport operations	531	541	459
Airport maintenance	176	175	148
Administration	255	260	262
Hotel services(1)	186	184	134
Geographic location:
Acapulco	76	78	64
Ciudad Juárez	50	52	45
Culiacán	57	60	54
Chihuahua	53	55	51
Durango	43	44	37
Mazatlán	63	61	57
Monterrey	198	197	169
Reynosa	43	44	37
San Luis Potosí	48	48	43
Tampico	59	55	47
Torreón	46	46	38
Zacatecas	46	46	43
Zihuatanejo	44	46	39
Corporate offices	136	144	145
Hotel services(1)	186	184	134
Total(2)	1,148	1,160	1,003

(1)	Employed by our subsidiaries Servicios Corporativos Terminal 2, S.A. de C.V. and Servicios Hoteleros Aeropuerto Monterrey, S.A. de C.V., providing services for the operation and administration of the Terminal 2 NH Collection Hotel and the Hilton Garden Inn Hotel, respectively. The human capital management for these employees is directly led by NH Hoteles SA, a Spanish company, and Grupo Hotelero Santa Fe, respectively.
(2)	As of December 31, 2018, 2019 and 2020, includes 350,363 and 357 persons, respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., and 27, 25 and 25 persons, respectively, employed by Servicios Aero Especializados del Centro Norte, S.A. de C.V., our administrative services subsidiaries. Each one of the airport administrators, previously hired by Servicios Aero Especializados del Centro Norte, S.A. de C.V. was incorporated as an employee of each of the corresponding airport operators.

All of our unionized employees, who are employed by our subsidiary Operadora de Aeropuertos del Centro Norte, S.A. de C.V., are members of local chapters of the Mexican National Union of Airport and Auxiliary Services Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency as well as of the three other airport groups (the Southeast Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V.), the Mexico City Group (Grupo Aeroportuario de la Ciudad de México, S.A. de C.V.) and the Pacific Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V.)) operating in Mexico. Since July 2008, the labor relations with our employees are governed by a collective bargaining agreement and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In March 2021, we negotiated the terms and conditions of the collective bargaining agreement. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico.

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw the funds in their accounts on an annual basis. In 2018, 2019 and 2020, we made a total of Ps.64,682 thousand; Ps.60,132 thousand and Ps. 61,015 thousand, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make advances to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Ministry of Finance and Public Credit.

Item 7.          Major Shareholders and Related-Party Transactions

MAJOR SHAREHOLDERS

On January 5, 2016, Aeroinvest merged into CONOISA, a subsidiary of ICATEN, with CONOISA as the surviving entity. As a result of this internal merger, CONOISA assumed all of the rights and obligations of Aeroinvest, including with respect to Aeroinvest’s beneficial ownership of Series B shares. In 2020, CONOISA sold to SETA all its B shares, that represent 1.9% of our outstanding capital stock.

On June 10, 2020, Fintech entered into a Stock Purchase Agreement with ICATEN and Bagual entered into a Stock Purchase Agreement with each of ICATEN and ICA Infraestructura, S.A. de. C.V. (a subsidiary of ICATEN), to purchase collectively 100% of the capital stock of SETA. The transactions closed on June 12, 2020 and the aggregate purchase price for the SETA shares was Ps. 5.47 per share for 862,703,377 shares.

As of the date of this report, Fintech Holdings, Inc. through Fintech, is the beneficial owner of 14.7% of our total capital stock through its direct subsidiary SETA. Bagual owns 19.6% of the capital stock of SETA; Grenadier owns 21.5% of the capital stock of SETA; Pequod owns 21.5% of the capital stock of SETA; Harpoon owns 20.4% of the capital stock of SETA and Expanse owns 17.1% of the capital stock of SETA. SETA directly owns Series B shares representing 1.9% of our total capital stock and owns Series BB shares that represent 12.8% of our capital stock. As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, all of its special rights, including its right to nominate, appoint and remove certain directors and officers as holder of Series BB shares, will remain in place.

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

On May 31, 2017, our shareholders approved the cancellation of 6,229,027 Series B shares that were acquired through our share repurchase program. On July 7, 2020, our shareholders approved the cancellation of 3,659,417 Series B shares that were acquired through our share repurchase program. As of April 22, 2021, our fixed minimum social capital consisted of 390,111,556 ordinary shares, of which 49,766,000 were Series BB shares and 340,345,556 were Series B shares.

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 22, 2021, identifying each owner of more than 5% of any series of our shares:

				Percentage of
	Number of Shares			Outstanding Capital
Identity of Shareholder	B Shares	BB Shares	Total	B Shares	BB Shares	Total
SETA(1)	7,516,377	49,766,000	57,282,377	1.9%	12.8%	14.7%
Public	332,829,179	—	332,829,179	85.3%	—%	85.3%
Officers and Directors	—	—	—	—%	—%	—%
Total Shares Outstanding	340,345,556	49,766,000	390,111,556	87.2%	12.8%	100%
Shares held in Treasury	—	—	—
Total Authorized Shares	340,345,556	49,766,000	390,111,556

(1)	SETA is a wholly owned subsidiary of Fintech.

Arrangements Relating to SETA

Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to our Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, our chief operating officer and our commercial director, and to elect three members of our Board of Directors. SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management). Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders. If the Technical Assistance Agreement is terminated, the Series BB shares would be converted into Series B shares, resulting in the termination of all of SETA’s special rights. As long as SETA retains at least 7.65% of our capital stock in the form of Series BB, all of its special rights will remain in place. If SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights. On October 15, 2015, we, at the request of SETA, converted 9,034,000 of our Series BB shares held by SETA to Series B shares, however, after this conversion SETA’s shareholding of Series BB shares remains at 12.8% and its special rights were not affected. In addition, shareholders of SETA have allocated among themselves certain veto rights relating to the exercise by SETA of its veto and other rights, which increases the risk of impasse at the shareholders’ meeting of SETA and ultimately at our shareholders’ meetings.

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2020 amounted to Ps.81,164 thousand (U.S.$3.8 million). The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its shareholders during the term of the agreement. The agreement had an initial term of 15 years beginning June 14, 2000, and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015. On May 13, 2015, the Technical Assistance Agreement was extended for a term that ended on December 31, 2020. On December 14, 2020, pursuant to the third amendment, the Technical Assistance Agreement was modified; the term has been extended until December 31, 2021, with automatic renewals for one year periods starting on January 1, 2022, unless a termination notice is provided by any of the parties involved. Additionally, the automatic renewals shall be in force as long as SETA holds an individual interest of at least 7.65% of the shares of the Company. The economic terms of the agreement were not modified. A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B Shares that are not owned by SETA or any of its affiliates.

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

The Technical Assistance Fee for 2000 and 2001 was fixed at U.S.$5.0 million. Subsequent to January 1, 2003, the Technical Assistance Fee was equal to the greater of U.S.$3.0 million adjusted annually for inflation since June 14, 2006 (measured by the U.S. consumer price index), or 5% of our EBITDA (as defined in the Technical Assistance Agreement). As of June 14, 2015, the technical assistance fee was reduced by 20% for the first three years of the extension and amendment to the Technical Assistance Agreement, to the greater of U.S.$3,478,000 (updated annually according to the U.S. consumer price index) and 4% of our EBITDA, and by an additional 25% for the final two years of the extension, to 3% of our EBITDA. As of December 14, 2020, the term was extended until December 31, 2021, with automatic renewals for one year periods starting on January 1, 2022, unless a termination notice is provided by any of the parties involved and the economic terms of the agreement were not modified. We believe that this structure creates an incentive for SETA to increase our annual consolidated earnings. SETA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

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

In 2019 and 2020, we recognized expenses of U.S.$8.0 million and U.S.$3.8 million, respectively, pursuant to the Technical Assistance Agreement plus additional nominal expenses paid to SETA and its affiliates.

Arrangements with Other Affiliates

We periodically engage ICATEN and its affiliates to provide construction and related services to us. In 2020, we contracted Ps. 1,624,388 thousand for services to be provided by ICATEN and its affiliates, periodically. In accordance with our Related Party Guidelines, any of these contracts shall be approved by our Board of Directors upon the recommendation of our Corporate Practices, Finance, Planning and Sustainability Committee and in accordance with Mexican Securities Law. The Committee considers whether these contracts are arm’s‑length agreements based on the evaluation of unit prices of these contracts by independent third‑party professional, such as Grupo GEO Consultoría y Construcción S.A. de C.V. represented by Jorge Mata Ortega and Corporativo de Ingeniería Terrestre, S.A. de C.V. (COITSA), represented by Jorge González Mijares. These third-party professionals are independent experts contracted by us to evaluate unit prices in the offers made by ICATEN or its affiliates in order to determine if such offers are consistent with market prices.

The following table sets forth the amounts paid to affiliates of ICATEN during 2020, for a total of Ps.564,563 thousand, in exchange for the provision of services related to the construction and expansion of terminal buildings and platforms at our airports, as well as major maintenance works. This amount represents approximately 37.5% of our expenditures under the Master Development Programs including major maintenance expenditures and other capital expenditures for an amount of Ps.1,506,237 thousand.

	Amount
Service	2020
	(in thousands of pesos)
Acapulco airport		4,236
Culiacán airport		6,650
Monterrey airport		461,620
San Luis Potosí airport		28,814
Tampico airport		38,883
Zihuatanejo airport		24,360
Total	Ps.	564,563

Transactions with Related Parties

As of December 31, 2020, we had Ps.167,704 thousand in accounts payable to related parties, and we engaged in the following transactions with related parties during 2020:

●	Transaction amounting to Ps.81,164 thousand in technical assistance fees with SETA;
●	In connection with the operations of the Terminal 2 NH Collection Hotel, the Hilton Garden Inn Hotel and OMA-VYNMSA Aero Industrial Park, transactions amounted to Ps.35,450 thousand in administrative services fees with our partners, NH Hotels, Grupo Hotelero Santa Fe and VYNMSA, respectively. This amount also includes the administrative services fees paid to a related party of ICATEN for related services, such as SAP support;
●	Services contracted with related parties for maintenance works at the OMA-VYNMSA industrial park, and maintenance services to our corporate offices which amounted to Ps.2,705 thousand.
●	Transactions amounting to Ps.100,194 thousand with our partner VYNMSA and its affiliates in connection with the development of the OMA-VYNMSA Industrial Park located in the Monterrey airport, as well as Ps.5,365 thousand in interests paid to our partner VYNMSA and its affiliates related to the financing for the construction of warehouses; and
●	Transactions amounting to Ps.564,563 thousand in improvements to concessioned assets and major maintenance contracted with related parties.

●	Rents paid to ICA Servicios de Dirección Corporativa, S.A. de C.V., related to the lease of corporate offices located in Mexico City which amounted to $6.3 million. The present value of the outstanding liability generated by the lease agreement for the aforementioned offices amounted to $1.6 million as of December 31, 2020.

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

In compliance with the Mexican Supreme Court’s decision, the First Civil Court restarted its proceedings and on December 12, 2019 ruled against of the plaintiffs by denying the requested injunction proceeding (amparo). As a result, the plaintiffs filed a non-conformity recourse that as of the date of this report is being heard by the Mexican Supreme Court. As of April 22, 2021, the proceedings are still under review by the Mexican Supreme Court and therefore final resolution is pending.

In the event that any subsequent legal resolution results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government fails to repossess the land, our concession to operate the Ciudad Juárez airport would terminate. In 2020, the Ciudad Juárez airport represented 4.9% of our consolidated total revenues. We believe that under the terms of our concessions the termination of the Ciudad Juárez concession as a result of the foregoing legal proceeding would not affect the validity of our remaining airport concessions and that the Mexican government would be obliged to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession. We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

Disputed Land Ownership at the Monterrey Airport

On May 8, 2015, Banco Mercantil del Norte, S.A., acting as trustee, filed a claim against the Monterrey airport in connection with the ownership of land previously acquired by the Monterrey airport. The plaintiff argued that the documents of sale to the Monterrey airport were null and void and sought restitution. On August 8, 2018, the court found that the plaintiff’s claims were inadmissible, and the plaintiff appealed the decision. In July 2019, the appeal was resolved against the Monterrey airport, and in August 2019 an Amparo trial was filed by the Monterrey airport to appeal the July 2019 sentence. As part of the Amparo trial, a stay of execution against the July 2019 sentence was granted. As of the date of this report, the Amparo proceeding is still under review and therefore final resolution is pending.

We believe that in the event of a resolution adverse to the airport’s interests, the seller of the land shall be liable for any economic losses resulting thereof; nonetheless, we cannot predict whether we may prevail in a legal action against the seller. We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

Disputed Land Ownership at the Durango Airport

On March 5, 2020, the Company was notified of the lawsuit filed against the Durango airport, the Ministry of Communications and Transportation, the Government of the State of Durango and the Ministry of Agrarian, Territorial and Urban Development. The plaintiff sued for the nullity of the expropriation decree dated September 8, 1975, which affected an area of 40 hectares of the Durango airport and claims the payment of compensation for the affected area, as well as the payment of damages for the undue use of the property.

The trial hearing was held with the appearance of the parties and the evidentiary stage of the trial is pending. As of the date of this report, the contingency is still in effect because the trial is still pending the judgment on the merits of the case. In the event that the resolution of the lawsuit is not favorable to us , it is expected that the economic impact of the lawsuit will be borne by the Federal Government, as established in the concession title. As such, Durango airport has not recorded any provision in connection with this lawsuit.

Disputed Land Ownership at the Reynosa Airport

On October 16, 2020, the Company was notified of the lawsuit filed against the AFAC, in which the Reynosa airport was called as an interested third party. The nullity of the administrative resolution dated February 7, 2020 issued by the AFAC in the Appeal for Review filed by the plaintiff is demanded in order for the AFAC to study the plaintiff's petition and recognize that the legal requirements for the reversion of the expropriation of 2.6 hectares included in the expropriation decrees of 1970 and 1971 have been met.

Reynosa airport appeared in the lawsuit and the continuation of the procedural stages is pending as of the date of this report. The lawsuit does not include a financial claim; however, the contingency is maintained until the final judgment in the annulment lawsuit is issued and the challenged resolution is confirmed or, if applicable, a judgment is issued, the effects of which must be complied with by the AFAC. Reynosa airport has not recorded any provision in connection with this lawsuit.

Property Tax Claims

Administrative law proceedings have been asserted against us in the past by various municipalities for the payment of property taxes with respect to the real estate in which we operate our airports in the relevant cities.

In November 2018, the municipality of Culiacán filed property tax claims against us for Ps.2,425 thousand, plus Ps.3,339 thousand in other fees. In response to these claims, on December 2018, we filed an administrative annulment proceeding before the Sinaloa Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Sinaloa). The municipal authority filed a response which was determined as extemporaneous by the Court, and the municipality authorities challenged such ruling, which has not been resolved as of the date of this report. The Ministry of

Communications and Transportation was asked to join the proceeding as interested party and as of the date of this report, has still not joined.

In May 2019, the Municipality of Acapulco filed property tax claims against us for Ps.27,012 thousand for property tax considering Acapulco airport as a solidary debtor to the Mexican Airport and Auxiliary Services Agency. An administrative annulment proceeding was filed against these claims, which as of April 22, 2021 is yet to be resolved.

In September 2019, the Municipality of Chihuahua filed property tax claims against us for Ps.113,529 thousand. Administrative annulment proceedings were filed against these claims. In January 2021, all the tax claims were resolved in favor of the Chihuahua airport. The Municipality of Chihuahua filed an Amparo trial against these resolutions, one of which was found without merit and the rest are yet to be resolved as of April 22, 2021.

In December 2019, the Municipality of Tampico filed property tax claims against us for Ps.18,840 thousand. An administrative annulment proceeding was filed against these claims. In December 2020, the claims were resolved in favor of the Tampico airport, which as of April 22, 2021 have yet to be declared final.

In March 2020, the Municipality of Ciudad Juárez filed property tax claims against us for Ps.16,097 thousand. An administrative annulment proceeding was filed against these claims, which as of April 22, 2021 is yet to be resolved.

Other municipalities in which we operate may assert similar claims, which if such is the case, we intend to pursue aggressively.

Amparo Trial related to Municipal Licenses

In September 2019, the municipal authority of Chihuahua carried out verification visits at the commercial premises located at the Chihuahua airport to request municipal operating licenses, likewise requiring the Chihuahua Airport to present its construction license. A request for amparo was filed against such requirements by the Chihuahua airport, challenging the visit order and the unconstitutionality of the municipal regulations applied. The court issued a ruling in favor of the Chihuahua airport, indicating that the commercial spaces of the Chihuahua airport are under federal not municipal jurisdiction. The municipal authority has challenged the ruling, which has not been resolved as of the date of this report.

Tax Credit at the Acapulco Airport

On February 5, 2020, the Ministry of Finance of the State of Guerrero notified a tax credit against the Acapulco airport in the amount of Ps.24,813 for omitted income tax and value-added tax payments for the period from January 1, 2015 to December 31, 2015.

The credit was challenged by Acapulco airport before the Ministry of Finance of the State of Guerrero and on July 23, 2020 a resolution was issued declaring the nullity of the proceeding pursuant to which the authority determined the tax credit and the authority was ordered to reinstate such proceeding. Acapulco airport filed an annulment proceeding against such resolution since it would allow the authority to correct the deficiencies of the procedure, without resolving on the terms of the tax audit procedure which resulted in the imposition of the tax credit against Acapulco airport. The resolution of the annulment proceeding is still pending as of the date of this report.

We do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. Should a court determine that these taxes must be paid in response to any future proceedings, we believe that only the owners of the land would be responsible for paying these taxes directly, and the obligation to pay these taxes is not otherwise contemplated by the terms of our concessions. The Mexican government has not acknowledged an obligation to pay such taxes; however, changes to the Mexican Constitution and other applicable laws could render us liable to municipalities for property taxes in the future. We cannot predict the amount of any such future tax liabilities or the criteria that would be used to determine them. If such changes were to occur, and any amounts owed were substantial, these resulting tax liabilities could have a materially adverse effect on our consolidated financial condition or results of operations.

DIVIDENDS AND CAPITAL STOCK REIMBURSEMENTS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock (without adjustment for inflation). Our legal reserve fund was Ps.60,729 thousand as of December 31, 2020 (excluding reserve amounts corresponding to net income), which represented 20.2% of our capital stock as of such date.

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

We paid aggregate dividends of Ps.1,598,680 thousand in 2018, Ps.1,598,681 thousand in 2019. We did not pay dividends in 2020.

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

Material Changes to the Rights Conferred by Our Securities Registered with the Mexican National Registry of Securities and Traded in the Mexican Market

As of December 31, 2020, there have been no material changes to the rights conferred by our securities registered with the Mexican National Registry of Securities and traded in the Mexican market.

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

At our shareholders’ meetings held on July 7, 2020, May 31, 2017, April 23, 2015 and April 10, 2014, our bylaws were amended to update the amounts of fixed minimum common stock to reflect the decrease on the fixed portion of our capital stock after the cancellation of shares held in treasury and capital reimbursements.

Purposes

The purposes of the Company include the following:

●to acquire shares of or interests or participations in privately or state-owned companies engaged in the management, operation (including the provision of aeronautical, complementary, commercial and construction services) and/or development of civilian airports pursuant to the Mexican Airport Law (Ley de Aeropuertos) and its regulations and to participate in the capital stock of companies engaged in the provision of all types of services;
●to receive from and to provide to any other Mexican or foreign entity, company or individual, and to provide to any company in which it may hold any interest or participation or to any other entity, company or individual, any services required to achieve its or their purposes;
●to apply for and obtain, by any means, directly or through its subsidiaries, concessions and permits to manage, operate, build and/or develop airports;
●to obtain, acquire, use, transfer and grant or secure licenses in respect of all types of patents, invention certificates, registered trademarks, trade names, copyrights or any rights associated therewith, whether in Mexico or abroad;
●to obtain all types of secured and unsecured loans or credit facilities and to grant loans to any association, company, entity or individual in which it holds more than 50% of the capital stock with voting rights or which is otherwise under its control; and
●to provide all types of collateral and guaranties in respect of any credit instrument issued or obligation assumed thereby or by any entity in which it holds more than 50% of the shares of stock with voting rights or which is otherwise under its control.

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

Authority of the Board of Directors

The Board of Directors has broad authority to manage the company. Pursuant to the Mexican Securities Law, the Board of Directors is required to approve, among other matters:

●our general strategy;
●the business plan and the investment budget on an annual basis;
●capital investments not considered in the approved annual budget for each fiscal year;
●the proposal to increase our capital or that of our subsidiaries;
●our five-year Master Development Program and any amendments thereto for each of our airports to be submitted to the Ministry of Communications and Transportation;
●the voting of the shares we hold in our subsidiaries;
●our management structure and any amendments thereto;
●the election of our chief executive officer from the candidates proposed by the Series BB directors and the approval of his or her compensation or his or her removal for cause;
●any transfer by us of shares in our subsidiaries;
●subject to the recommendation of the Corporate Practices, Finance, Planning and Sustainability Committee, among other matters, (i) the guidelines for the use of the assets of our subsidiaries, (ii) any transaction with related parties, subject to certain limited exceptions, (iii) the authorization for any member of our Board of Directors, principal officers or other relevant persons to take advantage of business opportunities for his own benefit or for the benefit of third parties that originally corresponded to us or the companies under our control or in which we have a significant influence and that exceed the limits set forth under item (vii) of the next paragraph and (iv) the establishment of guidelines for the appointment and compensation of executive officers, which must be consistent with the guidelines established in the Technical Assistance Agreement;
●subject to the recommendation of the Audit Committee, among other matters, (i) our financial statements and those of our subsidiaries, (ii) subject to certain limited exceptions, the acquisition and sale of our own stock, (iii) guidelines for the granting of loans or any type of credits or guarantees to any related party, (iv) guidelines regarding our internal controls, internal audits and those of our subsidiaries, (v) our accounting policies, including adjustments to our accounting principles to conform to or recognize those issued by the Commission, (vi) the hiring and termination of our external auditors and (vii) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or U.S.$20.0 million, or (b) the giving of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of our consolidated assets, U.S.$40.0 million or in excess of the debt level set forth in the annual business plan, which must not exceed a 50% debt-to-capital ratio;
●the creation of, and assignment of responsibilities to, new committees or changing the responsibilities assigned to existing committees;
●the appointment of members of the Corporate Practices, Finance, Planning and Sustainability Committee in which at least one of its members shall be appointed from those proposed by the members of the Board of Directors appointed by the holders of Series BB shares;
●proposals to the shareholders’ meetings regarding (i) our dividend policy and (ii) the use of our retained earnings;
●subject to certain conditions, the appointment of provisional members of the Board of Directors, without the need for a shareholders’ meeting for such provisional appointment;
●the presentation at a general ordinary shareholders’ meeting of any of the following agenda items: (i) the annual reports of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee, (ii) the annual report given by the chief executive officer, the opinion of the external auditor and the opinion of the Board of Directors on the content of such report, (iii) the report containing the main accounting and information guidelines used for the preparation of our financial information and (iv) the report on the operations and activities in which the Board of Directors had intervened pursuant to the Mexican Securities Law;
●the appointment, removal, duties and responsibilities of our internal auditor;
●policies with regard to the disclosure of information to our shareholders, the market and to other members of the Board of Directors and relevant officers as well as decisions with regards to specific information to be released;
●actions to be taken in order to rectify any known irregularity and to implement any corrective measures;
●the terms and conditions subject to which the chief executive officer shall exercise his power and duties; and
●resolutions instructing our chief executive officer to disclose material information to the general public.

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

Our Capital Stock

Pursuant to our bylaws, our capital stock has a variable portion. As of the date of this report, the Company has a fixed minimum capital stock, without withdrawal rights, of Ps.300,822 thousand, represented by 390,111,556 ordinary nominal Class I shares, without par value, which are fully subscribed and paid, of which 340,345,556 are Series B shares and 49,766,000 are Series BB shares. For the last three years, no part of our capital stock has been paid in-kind.

Our capital stock has been modified during the last three years as a consequence of the following events:

●On July 7, 2020, our shareholders approved the cancellation of 3,659,417 Series B shares that were repurchased by the Company in accordance with Article 56 of the Mexican Securities Law, reducing the capital stock of the Company. As a result of the cancellation of shares, the fixed minimum social capital, fully paid-in and subscribed, totals Ps.300,822,103, represented by 390,111,556 ordinary shares, nominative and without par value, of which 49,766,000 are Series BB shares and 340,345,556 are Series B shares.

We have not conducted any issuance of shares during the last three years, and we are not beneficiaries of any derivative instruments payable in-kind, which have Series B or Series BB shares, or any other security representing those shares, as underlying assets.

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 22, 2021:

	Authorized	Issued and Outstanding
Capital Stock:
Series B shares	340,345,556	340,345,556
Series BB shares	49,766,000	49,766,000
Total	390,111,556	390,111,556

All ordinary shares confer equal rights and obligations to holders within each series. The Series BB shares have special voting and other rights described below.

Our bylaws provide for the issuance of the following shares, which have the characteristics described below:

●Series B. Series B shares currently represent 87.2% of our capital. Series B shares may be held by any Mexican or foreign natural person, company or entity.

●Series BB. Series BB shares currently represent 12.8% of our capital. Series BB shares, which are issued pursuant to Article 112 of the Mexican General Law of Business Corporations (Ley General de Sociedades Mercantiles), may be held by any Mexican or foreign natural person, company or entity.

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

Extraordinary shareholders’ meetings are those called to consider any of the following matters:

●extension of a company’s duration or voluntary dissolution;
●an increase or decrease in a company’s minimum fixed capital;
●change in corporate purpose or nationality;
●any transformation, merger or spin-off involving the company;
●any stock redemption or issuance of preferred stock or bonds;
●the cancellation of the listing of our shares with the Mexican National Registry of Securities or on any stock exchange;
●amendments to a company’s bylaws; and
●any other matters for which applicable Mexican law or the bylaws specifically require a general extraordinary shareholders’ meeting.

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

Notwithstanding the foregoing, resolutions at extraordinary meetings of shareholders called to discuss any of the items listed below are valid only if approved by a vote of shares representing at least 75% of our capital:

●any amendment to our bylaws that: (i) changes or deletes the authorities of our committees or (ii) eliminates or modifies any minority rights;
●any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom;
●termination of the Participation Agreement that was entered into by SETA and the Mexican government in connection with the Mexican government’s sale of the Series BB shares to SETA;
●a merger with an entity that conducts business that is not related to the business of us or our subsidiaries; or
●a spin-off, dissolution or liquidation.

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

Veto Rights of Holders of Series BB Shares

So long as the Series BB shares represent at least 7.65% of our capital stock, resolutions adopted at shareholders’ meetings with respect to any of the items listed below will only be valid if approved by a vote of at least 95% of our capital stock or a majority of the Series BB shares:

●approval of our financial statements and those of our subsidiaries;
●anticipated liquidation or dissolution;
●capital increases or decreases of us or of our subsidiaries;
●declaration and payment of dividends;
●amendment to our bylaws;
●mergers, spin-offs, reclassifications, consolidations or share splits;
●grant or amendment of special rights of any series of shares of our capital stock;
●any decision amending or nullifying a resolution validly taken by the Board of Directors with respect to decisions of the Board of Directors that require the affirmative vote of the directors elected by the holders of our Series BB shares; and
●any shareholder resolution with respect to a matter requiring the affirmative vote of the directors appointed by the holders of our Series BB shares.

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

Series BB shares may only be transferred after conversion into Series B shares and are subject to the following rules:

●If SETA owns Series BB shares that represent less than 7.65% of our capital stock after June 14, 2015, those remaining Series BB shares will be automatically converted into freely transferable Series B shares.
●If SETA owns Series BB shares representing at least 7.65% of our capital stock after June 14, 2015, those Series BB shares may be converted into Series B shares, provided the holders of at least 51% of Series B shares (other than shares held by SETA and any of its “related persons”) approve such conversion. For purposes of our bylaws, a “related person” means, with respect to any person:
●any corporation or person, directly or indirectly, controlling, controlled by or under common control with such person;
●any corporation or person having the capacity to determine the business guidelines and policies of such person;
●in the case of an individual, an individual having a blood or civil kinship in a direct line (ascending or descending) within and including the fourth degree with such person;
●SETA; or
●with respect to SETA, its shareholders, persons related to it or any party to the operating agreement pursuant to which SETA fulfills its obligations under the Technical Assistance Agreement.

For purposes of our bylaws, “control” of a person, with respect to any person, is defined as:

●the ownership, directly or indirectly of 20% or more of the capital stock with voting rights of such person;
●the contractual right to elect the majority of the members of the Board of Directors of the person;
●the ability to veto resolutions that could otherwise be adopted by the majority of the person’s shareholders; or
●existence of commercial relations representing the purchase of more than 15% of the total annual sales of such person.

Shareholder Ownership Restrictions and Anti-Takeover Protection

Under the Mexican Airport Law:

●no more than 5% of our outstanding capital stock may be owned by air carriers; and
●foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock. The foregoing ownership restrictions do not apply to:
●the Mexican government;
●NAFIN, in its capacity as trustee of the Ministry of Communications and Transportation;
●institutions that act as depositaries for securities; and
●financial and other authorized institutions that hold securities for the account of beneficial owners (including the depositary), provided that such beneficial owners are not exempt from the ownership restrictions.

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

●holders of at least 10% of our outstanding capital stock:
-	to vote (including in a limited or restricted manner) to request a call for a shareholders’ meeting;

-	to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and

-	to appoint one member of our Board of Directors and one alternate member of our Board of Directors.

●holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily, within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our bylaws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution, in the event that the court ultimately rules against the opposing shareholders; and
●holders of 5% of our outstanding capital stock may initiate a shareholder derivative suit against some or all of our directors, for our benefit, for violations of their duty of care or duty of loyalty, in an amount equal to the damages or losses caused to us. Actions initiated on these grounds have a five year statute of limitations.

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

Share Repurchases

We may choose to acquire our own shares through the Mexican Stock Exchange and NASDAQ on the following terms and conditions:

●the acquisition must be carried out through the Mexican Stock Exchange;
●the acquisition must be carried out at market price, unless a public offer or auction has been authorized by the CNBV;

●the acquisition must be carried out against our paid in capital, and shares acquired will be held as treasury stock without any requirement to adopt a reduction in capital stock or reduce our capital stock, in which case, such shares will be cancelled;
●the annual ordinary shareholders’ meeting shall determine the maximum amount of funds to be used in the fiscal year for the repurchase of shares;
●we may not be delinquent on payments due on any outstanding debt issued by us that is registered with the Mexican National Securities Registry; and
●any acquisition of shares must be in conformity with the requirements of Article 54 of the Mexican Securities Law, and we must maintain a sufficient number of outstanding shares to meet the minimum trading volumes required by the stock markets on which our shares are listed.

Ownership of Capital Stock by Subsidiaries

Our subsidiaries may not, directly or indirectly, invest in our shares, except for shares of our capital stock acquired as part of an employee stock option plan and in conformity with the Mexican Securities Law.

Repurchase Obligation

Pursuant to the Mexican Securities Law, in the event that we decide to cancel the registration of our shares in the Mexican National Securities Registry and the listing of our shares on the Mexican Stock Exchange, or if the CNBV orders such cancellation, we will be required to conduct a tender offer for the purchase of stock held by minority shareholders and to create a trust for a period of six months, with amounts sufficient to purchase all shares not participating in the tender offer. Under the law, our controlling shareholders will be secondarily liable for these obligations. The price at which the stock must be purchased shall be the higher of (i) the average of the trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made or (ii) the book value of such shares as determined pursuant to our latest quarterly financial information filed with the CNBV and the Mexican Stock Exchange. If the tender for cancellation is requested by the CNBV, it must be initiated within 180 days from the date of the request. If requested by us, under the Mexican Securities Law, the cancellation must be approved by 95% of our shareholders.

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

In addition to the duty of care and duty of loyalty required by the Mexican Securities Law, our bylaws provide that, from the date on which at least 51% of our capital stock is listed on a stock exchange, a member of the Board of Directors will be liable to us and our shareholders in the following circumstances:

●negligence resulting in the loss of more than two-thirds of our capital stock and that results in our dissolution;
●bankruptcy, subject to certain conditions, when the actions taken by the Board of Directors results in a declaration of insolvency (concurso mercantil);
●breaching any of the duties set forth under our bylaws; and
●failure to report irregularities in the actions of former members of the Board of Directors.

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

Information to Shareholders

The Mexican Securities Law establishes that companies, acting through their boards of directors, must annually present a report at a shareholders’ meeting that includes the following:

●a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects;

●a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information;
●a statement of the financial condition of the company at the end of the fiscal year;
●a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year;
●the notes that are required to complete or clarify the above mentioned information; and
●the report prepared by the Audit Committee with respect to the accuracy and reasonability of the above mentioned information presented by the Board of Directors.

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

Shareholders’ Suits

As mentioned above, holders of 5% of our outstanding shares may initiate action against some or all of our directors for violations of their duty of care or duty of loyalty, for our benefit, in an amount equal to the damages or losses caused to us. Actions initiated on these grounds have a five-year statute of limitations and will not be applicable if the relevant directors acted under any of the exclusions set forth under the Mexican Securities Law. Procedures for class-action lawsuits were incorporated into Mexican law and became effective in March 2012. However, these rules and procedures are different and more limited than those in place in the United States.

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

We have entered into a Technical Assistance Agreement with SETA providing for management and consulting services. The Technical Assistance Agreement was amended on December 14, 2020 with effect as of December 14, 2020. See “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements Relating to SETA.”

EXCHANGE CONTROLS

Mexico has had free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. The government may not maintain its current foreign exchange policies. See “Item 3. Key Information—Exchange Rates.”

TAXATION

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding shares by vote or value, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes, or entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein). In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder, or the Medicare tax on net investment income.

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

Subject to certain exceptions for short-term and hedged positions, the U.S.-dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (a “PFIC”). The income tax treaty between the United States and Mexico has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 and 2020 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2021 taxable year.

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

Item 11.        Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month. In 2018, 2019 and 2020, 13.4%, 14.2% and 10.1%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. A depreciation of the Mexican peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, in which case, we may provide discounts to passenger charges or to the airlines. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

In addition, we had a total of U.S.$0.7 million in U.S. dollar-denominated debt as of December 31, 2020. Future decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of servicing such indebtedness. Our cash balance denominated in U.S. dollars was Ps.78,940 thousand on December 31, 2019 and Ps.79,552 thousand on December 31, 2020. See Note 21 to our audited consolidated financial statements for additional disclosures about market risk.

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

Service	Fee or Charge Amount	Payee

Issuance and delivery of ADRs against deposits of shares, including deposits in respect of share distributions, rights and other distributions	U.S. $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	JPMorgan Chase Bank, N.A.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	JPMorgan Chase Bank, N.A.

Any cash distribution to ADS registered holders	U.S.$0.05 (or less) per ADS	JPMorgan Chase Bank, N.A.

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	JPMorgan Chase Bank, N.A.

Depositary services	U.S.$0.05 (or less) per ADS per calendar year	JPMorgan Chase Bank, N.A.

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	U.S.$1.50 per ADR plus applicable registration or transfer fees	JPMorgan Chase Bank, N.A.

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary	JPMorgan Chase Bank, N.A.

Converting foreign currency to U.S. dollars	Expenses of the depositary	JPMorgan Chase Bank, N.A.

Other fees, as necessary	Taxes and other governmental charges JPMorgan Chase Bank, N.A., or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	JPMorgan Chase Bank, N.A.

Other fees, as necessary	Any charges incurred by JPMorgan Chase Bank, N.A., or its agents for servicing the deposited securities	JPMorgan Chase Bank, N.A.

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

The following table sets forth the amounts that we received in 2020, directly or indirectly, from JPMorgan Chase Bank N.A., as depositary of our ADSs:

Description	Amount

For expenses related to the establishment of the facility including, but not limited to, investor relations expenses, the initial NASDAQ application and listing fees or any other program-related expenses.	U.S.$	—

For expenses related to the administration and maintenance of the facility including, but not limited to, investor relations expenses, the annual NASDAQ listing fees or any other program-related expenses.	U.S.$	—

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

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.        Controls and Procedures

(a)          Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2020.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2020, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2020.

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

(c)          Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Shareholders and the Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated April 30, 2021, expressed an unqualified opinion on those financial statements and included an emphasis of matter paragraph related to the effects of the outbreak of coronavirus disease ("COVID-19") stated in note 3d, and, an explanatory paragraph related to the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in note 3f.

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

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Jorge Omar Esquivel Romero

C.P.C. Jorge Omar Esquivel Romero

México City, Mexico

April 30, 2021.

(d)          Changes in Internal Control over Financial Reporting

There has been no change in internal controls over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(e) COVID-19 Pandemic

As a result of the COVID-19 pandemic and related advisories and restrictions put in place by the Mexican government in March and April 2020, and the recommendations to stay at home depending on the alert level of the epidemiological “traffic light” system implemented by the Mexican government after May 2020, the Company implemented remote working arrangements for certain employees, which have not impacted our automated systems. These measures have not impacted our internal control over financial reporting in 2020 as the processes established in the Company’s policies and procedures remain in force

Item 16.        [Reserved]

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

Item 16C.     Principal Accountant Fees and Services Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited (Deloitte), during the fiscal years ended December 31, 2019 and 2020:

	2019		2020

	(in thousands of pesos)
Audit fees	Ps.	12,153	Ps.	12,502
Tax fees		—		—
All other fees		—		—
Total fees	Ps.	12,153	Ps.	12,502

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

SHARES REPURCHASED BY US PURSUANT TO THE SHARE REPURCHASE PROGRAM

			(c) Total number of	(d) Maximum
			shares purchased as	number of shares
		(b) Average price	part of publicly	that may yet be
	(a) Number of shares	paid or received per	announced plans or	purchased under the
2020	purchased (issued)	share in pesos	programs (issued)	plans or programs
January 1–31	—	—	—	N/A
February 1–28	386,880	129	—	N/A
March 1–31	802,379	125	—	N/A
April 1–30	—	—	—	N/A
May 1–31	—	—	—	N/A
June 1–30	—	—	—	N/A
July 1–31	—	—	—	N/A
August 1–31	—	—	—	N/A
September 1–30	—	—	—	N/A
October 1–31	—	—	—	N/A
November 1–30	—	—	—	N/A
December 1–31	—	—	—	N/A
Total	1,189,259	126	—	N/A

SHARES PURCHASED BY SETA

			(c) Total number of	(d) Maximum
			shares purchased as	number of shares
		(b) Average price paid	part of publicly	that may yet be
	(a) Number of shares	or received per share	announced plans or	purchased under the
2020	purchased	in pesos	programs	plans or programs
January 1–31	—	—	—	N/A
February 1–28	—	—	—	N/A
March 1–31	7,516,377	71	—	N/A
April 1–30	—	—	—	N/A
May 1–31	—	—	—	N/A
June 1–30	—	—	—	N/A
July 1–31	—	—	—	N/A
August 1–31	—	—	—	N/A
September 1–30	—	—	—	N/A
October 1–31	—	—	—	N/A
November 1–30	—	—	—	N/A
December 1–31	—	—	—	N/A
Total	—	—	—	N/A

SHARES PURCHASED BY FINTECH

			(c) Total number of	(d) Maximum
			shares purchased as	number of shares
		(b) Average price paid	part of publicly	that may yet be
	(a) Number of shares	or received per share	announced plans or	purchased under the
2020	purchased	in pesos	programs	plans or programs
January 1–31	—	—	—	N/A
February 1–28	—	—	—	N/A
March 1–31	—	—	—	N/A
April 1–30	—	—	—	N/A
May 1–31	—	—	—	N/A
June 1–30	—	—	—	N/A
July 1–31	—	—	—	N/A
August 1–31	—	—	—	N/A
September 1–30	—	—	—	N/A
October 1–31	—	—	—	N/A
November 1–30	—	—	—	N/A
December 1–31	—	—	—	N/A
Total	—	—	—	N/A

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

●

Our Audit Committee is composed of three members, all of whom are members of our Board of Directors.

●

All of the members of our Audit Committee and the committee’s chairman are independent.

●

The Chairman of the Audit Committee is appointed and/or removed exclusively by the general shareholders’ meeting.

●

Our Audit Committee operates pursuant to provisions in the Mexican Securities Law and our bylaws.

●

Our Audit Committee submits an annual report regarding its activities to our Board of Directors.

●

The duties of our Audit Committee include, among others, the following:

●

issuing recommendations to the Board of Directors for the appointment of an external auditor of the Company, as well as for the contracting of services other than auditing, and providing an opinion about any removal of such external auditor;

●

supervising the activities of our external auditors and following up to their communications and opinions;

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

NASDAQ Standards	Our Corporate Governance Practice
intervened pursuant to the Mexican Securities Law;

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

Item 16H.     Mine Safety Disclosures

Not applicable.

PART III

Item 17.        Financial Statements

Not applicable.

Item 18.        Financial Statements

Reference is made to pages F-1 through F-72 of this annual report.

Item 19.        Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1*	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of GACN.

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

2.5*

Indenture dated as of April 16, 2021 among Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. as Issuer, Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Chihuahua S.A. de C.V. and Aeropuerto de Monterrey, S.A. de C.V., as guarantors, and Monex Casa de Bolsa, S.A. de C.V., Monex Grupo Financiero, as Common Representative, for Ps.2,500,000 thousand 7-year peso denominated notes (certificados bursátiles) issued on April 16, 2021.

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

4.5

Second Amendment to Technical Assistance and Transfer of Technology Agreement among the Registrant, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, SETA and Constructoras ICA, S.A. de C.V., Aéroports de Paris and Vinci, S.A., English translation (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2015 filed on April 27, 2015).(i

4.6*

Third Amendment to Technical Assistance and Transfer of Technology Agreement among the Registrant, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, and SETA, English translation.

4.7

Lease Agreement among Aeropuerto Internacional de la Ciudad de México S.A. de C.V. and Consorcio Grupo Hotelero T2 S.A. de C.V. dated as of March 22, 2007 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2008 filed on June 11, 2009).

8.1	List of subsidiaries of GACN (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2018 filed on April 30, 2019).

Exhibit No.	Description

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007).

12.1*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2021.

12.2*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2021.

13.1*	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2021.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Document.

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

Dated: April 30, 2021

*****

Grupo Aeroportuario del Centro

Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Financial Statements for the Years Ended December 31, 2020, 2019 and 2018, and Report of Independent Registered Public Accounting Firm Dated April 26, 2021

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the Years Ended December 31, 2020, 2019 and 2018

Index for Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm to the Shareholders and the Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

(Thousands of Mexican pesos)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2020, 2019 and 2018, the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for the years then ended and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3f. to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Mexico.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Emphasis of Matter

We draw attention to Note 3d of the consolidated financial statements, which describes the effects of the outbreak of coronavirus disease (“COVID-19”) on the operations of the Company.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of the investments in airport concessions, Hotel NH and Hotel Hilton Garden Inn cash generating units — Refer to Notes 4j, 10 and 18 to the consolidated financial statements

Critical Audit Matter Description

As of December 31, 2020, the book value of the cash generating units of investments in airport concessions, Hotel NH and Hotel Hilton Garden Inn (the “CGUs”) amounted to $10,229,656, $387,628 and $172,481, respectively.

The impact of the COVID-19 pandemic was an impairment indicator for the CGUs. The recoverable amount of the CGUs was determined based on their value in use, which used projections of estimated cash flows. The determination of estimated cash flows used for impairment testing required management to forecast future revenues. In particular, the forecasts of future aeronautical and hotel revenues incorporated estimation uncertainty, which was aggravated by the COVID-19 pandemic. In addition, market volatility added subjectivity to the determination of discount rates. A change in the forecasts of future passenger traffic and occupancy rates, as well as the discount rates, could have a significant impact on the recoverable amount of the CGUs. The recoverable amount of the CGUs exceeded their carrying values, and therefore, no impairment was recognized for the year ended December 31, 2020.

We identified the forecast of future revenues and the determination of the discount rates as a critical audit matter due to the uncertainty in the assumptions mentioned above. This required a high degree of auditor judgment and increased effort, including the involvement of our valuation specialists, in performing procedures to evaluate the reasonableness of the recoverable amounts of the CGUs.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenues and the determination of the discount rates included, among others, the following:

●	We obtained an understanding and evaluated the Company’s methodology for determining the recoverable amount of the CGUs, including the process for developing the forecast of future revenues and the determination of the discount rates.
●	We tested the effectiveness of controls over impairment testing, including those over management’s forecasts of future passenger traffic and occupancy rates and determination of the discount rates.
●	We evaluated the reasonableness of management’s forecasts of passenger traffic and occupancy rates by:
o	Comparing projected passenger traffic and occupancy rates to historical information, including the recovery after a previous economic crisis.
o	Comparing projected passenger traffic to that used in the basis for formulating the recently negotiated Master Development Program.
o	Comparing occupancy rates to those included in operating plans with hotel partners.
o	Performing sensitivity analyses to projections of passenger traffic and occupancy rates.

●	With the assistance of our valuation specialists, we evaluated the reasonableness of the discount rates by:
o	Testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculation.
o	Developing a range of independent estimates and comparing those to the discount rates selected by management.

Major maintenance provision— Refer to Notes 4l and 16 to the financial statements

Critical Audit Matter Description

The Company is required to perform major maintenance activities to its airports as established by the concession provided by the Mexican government in order to maintain the infrastructure in optimal working condition. This results in the recognition of a major maintenance provision liability to provide for the estimated cost of the Company’s obligation. As of December 31, 2020, the major maintenance provision liability was $1,317,985.

The estimated major maintenance costs are based on the Master Development Program (MDP) for the period 2021-2025, which was reviewed and approved by the government in 2020. Accordingly, the major maintenance provision was reviewed to reflect any changes in the Company’s obligations under the MDP.

We identified the accuracy and completeness of the major maintenance provision as a critical audit matter since the recently approved MDP provided a revised basis for the Company’s obligations. This had an impact on the nature and extent of audit effort to address the reasonableness of the major maintenance provision.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures to test the accuracy and completeness of the major maintenance provision included, among others, the following:

●	We obtained an understanding of the obligations included within the new development program by performing inquiries of operating personnel and performing analytical procedures by comparing to the prior MDP.
●	We tested the effectiveness of controls over the accuracy and completeness of the major maintenance provision.
●	We tested the completeness of the obligations included in the major maintenance provision by:
o	Reading the MDP to understand the Company’s obligations to maintain the infrastructure.
o	Comparing the obligations in the MDP to those included in the Company’s provision.
●	We tested the mathematical accuracy of obligations included in the major maintenance provision against the amounts included for such obligations in the MDP.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Jorge Omar Esquivel Romero

C.P.C. Jorge Omar Esquivel Romero

México City, Mexico

April 30, 2021

We have served as the Company’s auditor since 2000.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note 3 d)		December 31,
	Notes	2020		2020		2019		2018
Assets:
Cash and cash equivalents	6	U.S.$	148,619	Ps.	2,958,804	Ps.	3,429,873	Ps.	2,958,902
Other investments held to maturity			—		—		—		19,657
Accounts receivable, net	7		41,873		833,643		757,756		696,566
Recoverable taxes			27,243		542,365		295,768		112,665
Advance Payment for constructions to related parties	25		10,760		214,209		181,989		38,347
Advance Payments to contractors			5,788		115,233		102,776		93,169
Other accounts receivable and prepaid expenses	8		3,344		66,575		42,742		40,261
Total current assets			237,626		4,730,829		4,810,904		3,959,567

Non-current assets:

Property, leasehold improvements and equipment, net	9		135,643		2,700,469		2,647,101		2,670,262

Investment in airport concessions, net	10		513,828		10,229,656		9,267,111		8,566,656
Rights of use of leased assets, net	18		8,953		178,247		210,788		—
Other assets, net			1,739		34,621		44,053		77,060

Deferred income taxes	19		15,961		317,758		297,004		316,939

Total non-current assets			676,124		13,460,751		12,466,057		11,630,917
Total assets		U.S.$	913,750	Ps.	18,191,580	Ps.	17,276,961	Ps.	15,590,484

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note 3 d)		December 31,
	Notes	2020		2020		2019		2018
Liabilities and shareholders’ equity:
Current liabilities:
Current portion of long-term debt	15	U.S.$	151,366	Ps.	3,013,502	Ps.	36,851	Ps.	41,425
Current portion of major maintenance provision	16		22,280		443,570		151,554		224,982
Current portion of financial leases	18		1,334		26,553		72,320		12,948
Trade accounts payable	12		10,249		204,048		196,791		203,999
Payable taxes and other accrued expenses	13		18,594		370,188		590,262		515,160
Accounts payable to related parties	25		8,424		167,704		187,515		226,202
Total current liabilities			212,247		4,225,565		1,235,293		1,224,716

Non-current liabilities:
Long-term debt	15		75,188		1,496,886		4,506,758		4,543,169
Major maintenance provision	16		43,921		874,415		802,342		718,566
Guarantee deposits			17,617		350,738		387,656		312,196
Labor obligations	17		5,811		115,691		106,160		79,905
Financial leases			8,449		168,210		148,540		15,858
Deferred income taxes	19		6,722		133,828		202,717		184,147
Total non-current liabilities			157,708		3,139,768		6,154,173		5,853,841
Total liabilities			369,955		7,365,333		7,389,466		7,078,557

Commitment and contingencies	20

Shareholders’ equity	22
Contributed capital:
Common stock			15,110		300,822		301,739		303,394
Additional paid-in capital			1,496		29,786		29,786		29,786
			16,606		330,608		331,525		333,180
Earned capital:
Reserve for repurchase of shares			75,344		1,500,000		1,257,454		1,466,016
Retained earnings			443,257		8,824,666		8,121,937		6,534,804
Accumulated other comprehensive loss			(248)		(4,933)		4,194		13,178
			518,353		10,319,733		9,383,585		8,013,998
Controlling interest			534,959		10,650,341		9,715,110		8,347,178
Non-controlling interest			8,836		175,906		172,385		164,749

Total shareholders’ equity			543,795		10,826,247		9,887,495		8,511,927
Total liabilities and shareholders’ equity		U.S.$	913,750	Ps.	18,191,580	Ps.	17,276,961	Ps.	15,590,484

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Income and Other Comprehensive Income

(Thousands of Mexican pesos, except per share data)

		Thousands of U.S.
		dollars
		(Convenience
		Translation
		Note 3 d)		For the years ended December 31,
	Notes	2020		2020		2019		2018
Revenues:
Aeronautical services	27	U.S.$	147,803	Ps.	2,942,558	Ps.	5,752,662	Ps.	5,140,052
Non-aeronautical services	27		58,820		1,171,039		1,819,605		1,625,497
Construction services	10		62,981		1,253,869		954,834		1,141,505
Total revenues			269,604		5,367,466		8,527,101		7,907,054

Operating costs and expenses:
Cost of services, excluding depreciation and amortization	28		38,474		765,958		954,207		977,896
Major maintenance provision	16		19,717		392,531		292,324		248,636
Cost of construction	10		62,981		1,253,869		954,834		1,141,505
Administrative expenses			26,022		518,059		542,664		563,151
Right to use airport facilities			10,006		199,202		363,561		319,180
Technical assistance fees	25		4,077		81,164		150,108		172,610
Depreciation and amortization			21,867		435,344		415,252		351,745
Other income, net	24		(7)		(129)		(1,155)		(205)
Total operating costs and expenses			183,137		3,645,998		3,671,795		3,774,518

Operating income			86,466		1,721,468		4,855,306		4,132,536

Interest expense			21,121		420,499		376,008		325,557
Interest income			(5,620)		(111,889)		(171,236)		(194,091)
Exchange loss, net			(3,994)		(79,522)		50,878		15,488
			11,507		229,088		255,650		146,954

Income before income taxes			74,960		1,492,380		4,599,656		3,985,582

Income tax expense	19		19,815		394,501		1,372,222		1,121,403

Consolidated net income for the year			55,145		1,097,879		3,227,434		2,864,179
Other comprehensive income (loss):
Items that will not be subsequently reclassified to profit or loss:
Actuarial gain (loss) on labor obligations	17 and 23		(655)		(13,039)		(12,834)		24,173
Income tax relating to actuarial loss (gain) on labor obligations	23		196		3,912		3,850		(4)
Total other comprehensive income (loss)			(459)		(9,127)		(8,984)		24,169

Total comprehensive income for the year		U.S.$	54,686	Ps.	1,088,752	Ps.	3,218,450	Ps.	2,888,348
Consolidated net income attributable to:
Controlling interest		U.S.$	54,968	Ps.	1,094,358	Ps.	3,219,798	Ps.	2,851,822
Non-controlling interest			177		3,521		7,636		12,357
		U.S.$	55,145	Ps.	1,097,879	Ps.	3,227,434	Ps.	2,864,179
Comprehensive income attributable to:
Controlling interest		U.S.$	54,509	Ps.	1,085,231	Ps.	3,210,814	Ps.	2,875,991
Non-controlling interest			177		3,521		7,636		12,357
		U.S.$	54,686	Ps.	1,088,752	Ps.	3,218,450	Ps.	2,888,348
Basic and diluted earnings per share of controlling interest		U.S.$	0.14090	Ps.	2.8038	Ps.	8.1984	Ps.	7.2483
Weighted average shares outstanding			390,313,970		390,313,970		392,736,827		393,446,466

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Changes in Shareholders’ Equity

(Thousands of Mexican pesos, except share data (Note 22))

		Contributed capital						Retained earnings				Accumulated
						Total		Reserve for				other						Total non-		Total
	Number of			Additional		contributed		repurchase of		Retained		comprehensive		Total earned		Total controlling		controlling		shareholders’
	shares	Common stock		paid-in capital		capital		shares		earnings		income		capital		interest		interest		equity

Balance as of January 1, 2018	393,446,466	Ps.	303,394	Ps.	29,786	Ps.	333,180	Ps.	1,466,016	Ps.	5,281,662	Ps.	(10,991)	Ps.	6,736,687	Ps.	7,069,867	Ps.	159,448	Ps.	7,229,315

Dividends paid	—		—		—		—		—		(1,598,680)		—		(1,598,680)		(1,598,680)		(7,056)		(1,605,736)
Consolidated comprehensive income	—		—		—		—		—		2,851,822		24,169		2,875,991		2,875,991		12,357		2,888,348

Balance as of December 31, 2018	393,446,466	Ps.	303,394	Ps.	29,786	Ps.	333,180	Ps.	1,466,016	Ps.	6,534,804	Ps.	13,178	Ps.	8,013,998	Ps.	8,347,178	Ps.	164,749	Ps.	8,511,927

Repurchase of shares, net	(2,145,651)		(1,655)		—		(1,655)		(242,546)		—		—		(242,546)		(244,201)		—		(244,201)
Dividends paid	—		—		—		—		—		(1,598,681)		—		(1,598,681)		(1,598,681)		—		(1,598,681)
Increase in reserve for repurchase of shares	—		—		—		—		33,984		(33,984)		—		—		—		—		—
Consolidated comprehensive income	—		—		—		—		—		3,219,798		(8,984)		3,210,814		3,210,814		7,636		3,218,450

Balance as of December 31, 2019	391,300,815		301,739		29,786		331,525		1,257,454		8,121,937		4,194		9,383,585		9,715,110		172,385		9,887,495

Repurchase of shares, net	(1,189,259)		(917)		—		(917)		(149,083)		—		—		(149,083)		(150,000)		—		(150,000)
Increase in reserve for repurchase of shares	—		—		—		—		391,629		(391,629)		—		—		—		—		—
Consolidated comprehensive income	—		—		—		—		—		1,094,358		(9,127)		1,085,231		1,085,231		3,521		1,088,752

Balance as of December 31, 2020	390,111,556	Ps.	300,822	Ps.	29,786	Ps.	330,608	Ps.	1,500,000	Ps.	8,824,666	Ps.	(4,933)	Ps.	10,319,733	Ps.	10,650,341	Ps.	175,906	Ps.	10,826,247

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

	Thousands of U.S.
	dollars
	(Convenience
	Translation
	Note 3 d)		Year ended December 31,
	2020		2020		2019		2018
Cash flows from operating activities:
Income before income taxes	U.S.$	74,960	Ps.	1,492,380	Ps.	4,599,656	Ps.	3,985,582
Adjustments for:
Depreciation and amortization		21,867		435,344		415,252		351,745
Major maintenance provision		19,717		392,531		292,324		248,636
Decrease in allowance for doubtful accounts		921		18,342		(241)		(5,960)
Gain on sales of property and equipment		(270)		(5,380)		(1,162)		(205)
Present value of major maintenance provision		3,780		75,262		23,157		(23,392)
Interest income		(5,620)		(111,889)		(171,236)		(170,699)
Interest expense		17,341		345,237		352,851		325,557
Unrealized exchange rate fluctuation		(3,629)		(72,253)		44,007		53,013
		129,067		2,569,574		5,554,608		4,764,277
(Increase) decrease trade accounts receivable, net		(4,733)		(94,229)		(60,949)		(59,849)
(Increase) decrease recoverable tax		(12,386)		(246,597)		(183,103)		19,210
(Increase) decrease of repayment for contractors, other accounts receivable and prepaid expenses		(833)		(16,576)		(25,156)		4,740
Increase (decrease) trade accounts payable		371		7,384		(26,880)		61,653
(Decrease) increase payable taxes and other accrued expenses		2,435		48,472		41,367		(27,596)
Income taxes paid		(37,565)		(747,867)		(1,324,834)		(995,258)
Increase (decrease) related parties, net		(3,644)		(72,554)		(42,276)		97,093
Major maintenance provision		(5,209)		(103,704)		(305,133)		(139,320)
Increase guarantee deposits and labor obligations		(2,031)		(40,425)		88,880		(15,604)
Net cash flows from operating activities		65,472		1,303,478		3,716,524		3,709,346
Cash flows from investment activities:
Acquisition of property improvements		(7,936)		(157,992)		(57,103)		(211,230)
Other non-current assets		(3)		(65)		(753)		(4,230)
Proceeds from sale of property and equipment		270		5,380		1,162		205
Acquisition of improvements in concessioned assets		(64,476)		(1,283,642)		(1,086,426)		(1,071,828)
Other investments held to maturity		—		—		19,657		29,681
Interest received		5,620		111,889		171,236		169,029
Net cash flows used by investing activities		(66,525)		(1,324,430)		(952,227)		(1,088,373)
Cash flow from financing activities:
Loans obtained from related parties		2,104		41,895		14,700		46,550
Payment of long-term debt		(2,139)		(42,592)		(40,790)		(49,563)
Interest paid		(16,117)		(320,866)		(327,309)		(323,070)
Dividends paid		—		—		(1,598,681)		(1,605,736)
Financial leases payments		(2,879)		(57,325)		(50,180)		(8,644)
Repurchase of shares		(7,534)		(150,000)		(244,201)		—
Increase in non-controlling interest		—		—		—		—
Net cash used by financing activities		(26,565)		(528,888)		(2,246,461)		(1,940,463)
Net increase (decrease) in cash and cash equivalents		(27,618)		(549,840)		517,836		680,510
Effects of exchange rate changes on the foreign currency cash balance		3,957		78,771		(46,865)		(54,615)
Cash and cash equivalents at the beginning of the year cash balance		172,280		3,429,873		2,958,902		2,333,007
Cash and cash equivalents at the end of the year	U.S.$	148,619	Ps.	2,958,804	Ps.	3,429,873	Ps.	2,958,902

Non cash investing activities which are not reflected in the consolidated statements of cash flows:
Acquisition of property, leasehold improvements and equipment, including finance leases	U.S.$	12	Ps.	250	Ps.	593	Ps.	5,301
Acquisition of other assets		—		—		265		610
Acquisition of improvements in concessioned assets		1,474		29,342		29,068		22,094

The accompanying notes are an integral part of these consolidated financial statements

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Mexican pesos, except otherwise indicated)

1.           Nature of business operations

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. (“GACN” or the “Company”), is a direct subsidiary of Servicios de Tecnología Aeroportuaria, S. A. de C.V. (“SETA”), the ultimate parent company. GACN is a holding company, whose subsidiaries are engaged in the administration, operation, and use of 13 airports under a concession granted by the Mexican Government through the Ministry of Communications and Transportation. The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón, and Zacatecas. The Company also generates revenue from hotel services provided by Consorcio Grupo Hotelero T2, S.A. de C.V. (the Terminal 2 NH Hotel) and Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V. (the Hilton Garden Inn Hotel), located at Terminal 2 of the Mexico City International Airport and at Monterrey International Airport, respectively.

The address of the Company’s corporate office is Patriotismo #201, 5th Floor, San Pedro de los Pinos, Mexico City, Zip Code 03800.

2.           Significant events

2021-2025 Master Development Programs

On November 27, 2020, the 2021-2025 Master Development Programs for the 13 airports of the group were authorized by the Ministry of Communications and Transportation, through the Federal Civil Aviation Agency ("AFAC"). The Master Development Programs include major maintenance, minor expenses and capital investment for the expansion, improvement, modernization and maintenance of airport infrastructure and equipment according to national and international efficiency, operational and safety standards, considering the growth of estimated passenger traffic. The amount of the committed investment was Ps.11,979,621 in pesos with purchasing power as of December 31, 2019 (note 10).

GACN’s Annual Shareholders’ Meeting

At the Ordinary and Extraordinary General Stockholders’ Meeting held on July 7, 2020, the stockholders approved the cancellation of 3,659,417 series B shares representing the minimum or fixed capital stock. The shareholders also approved to increase the reserve for the repurchase of the Company’s shares to Ps.1,500,000, after taking into consideration the repurchase of shares during 2019 and the amounts used from January 1, 2020 to the day of the meeting.

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

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope IAS 2, and valuations that have some similarities to fair value but are not fair value, such as the value in use in IAS 36.

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

d.COVID-19

On March 11, 2020, the World Health Organization (WHO) declared a new strain of coronavirus (COVID-19) as a pandemic. COVID-19 resulted in travel restrictions imposed by governments of various countries, flight cancellations, and a marked decrease in demand for air travel by passengers, both domestically and internationally. On March 31, 2020, the Secretary of Health of the Government of Mexico issued a decree suspending all non-essential activities in Mexico until April 30, 2020, and on April 21, 2020, the suspension was extended to May 30 to mitigate the spread and transmission of COVID-19. Although under the March 31, 2020 decree, the airports were considered essential and remained in operation, passenger traffic suffered a severe drop because of the reduction in travel demand and in the supply of seats by airlines. On May 29, 2020, the Federal Government published a decree in which, beginning on June 1, a traffic light of epidemiological risk was established by regions (municipal or state) that determined the level of sanitary alert and the type of activities authorized to be carried out, which resulted in the beginning of a recovery trend in passenger traffic.

As a result of the impact of COVID-19, in 2020 the sum of aeronautical and non-aeronautical revenues decreased 45.7% in 2020 compared to the previous year.

e.Going concern

The consolidated financial statements have been prepared by management assuming that the Company will continue to operate as a going concern.

Derived from the uncertainty and duration of this pandemic, the Company analyzed, among others, the following considerations to determine that it will continue to operate as a going concern.

●	Despite the fact that COVID-19 has had a significant impact on the airline industry, by strongly reducing the demand for airline tickets and causing a consequent reduction in the capacity of seats offered by airlines, the Company generated a positive net income of $1,097,879.
●	A recovery in passenger demand is expected in 2021 and subsequent years, which will translate into an increase in the Company's revenue and profit levels.
●	Management considers that liquidity levels are healthy, and the Company's leverage is low.
●	The Company's credit ratings have not been downgraded since the beginning of the pandemic and as of the date of this report remain at the same level as they were in March 2020.
●	Management considers that it has adequate access to sources of capital and estimates that with the generation of resources from operations and its cash level, it will allow the Company to meet its operating, investment, and debt obligations.

Therefore, management believes that the Company will continue as a going concern for the foreseeable future.

f.Convenience translation

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2020 and for the year then ended have been translated into U.S. dollar amounts at the exchange rate of Ps.19.9087 pesos per U.S. dollar, as published by Banco de México, Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

g.Reporting and functional currency

The Mexican peso, legal currency of the United Mexican States is the currency in which the consolidated financial statements are presented (reporting currency) and the Company’s functional currency. Transactions in currencies other than the peso are recorded in accordance with established policies described in note 4 b.

h.Consolidated statements of income and other comprehensive income

The Company chose to present the consolidated statement of income and other comprehensive income in a single statement, as well as presenting operating income in such statement in accordance with practices in the industry. Costs and expenses were classified according to their nature.

i.Statement of Cash Flows

The Company presents the cash flows from operating activities using the indirect method, in which the profit or loss is adjusted to reflect the effect of transactions that do not require cash flow, including those associated with investment or financing activities.

j.Principles of consolidation

The consolidated financial statements incorporate the financial statements of GACN and its subsidiaries. Control is achieved when GACN or its subsidiaries:

●	Have power over the investee;

●	Are exposed, or have rights, to variable returns from involvement with the investee; and

●	Have the ability to use their power to affect their returns.

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

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

●	The percentage of the Company’s holding of voting rights relative to the percentage and dispersion of holdings of the other vote holders;

●	Potential voting rights held by the Company, other vote holders or other parties;

●	Rights arising from other contractual arrangements; and

●	Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

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

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2020 were the same as those applied in the consolidated financial statements for 2019 and 2018, except for the standards and interpretations described in paragraph (a) (I) included below, which were applicable to the Company and were effective during 2020.

a.	Adoption of new and revised International Financial Reporting Standards

I.	Application of new and revised International Financing Reporting Standards (“IFRSs” or “IAS”) that are mandatorily effective for the accounting period beginning on or after 2020

In the current year, the Company applied new IFRSs issued by the IASB that are mandatorily effective for an accounting period beginning on or after January 1, 2020.

i.	Impact of the initial application of Interest Rate Benchmark Reform amendments to IFRS 9, IAS 39 and IFRS 7.

In September 2019, the IASB issued the Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7). These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments affected by the current interest rate benchmarks are amended as a result of the on-going interest rate benchmark reforms.

The Company’s management determined that the application of these amendments did not have a material impact on the consolidated financial statements.

ii.	Impact of the initial application of Covid-19-Related Rent Concessions Amendment to IFRS 16

In May 2020, the IASB issued Covid-19-Related Rent Concessions (Amendment to IFRS 16) that provides practical relief to lessees in accounting for rent concessions occurring as a direct consequence of COVID-19, by introducing a practical expedient to IFRS 16. The practical expedient permits a lessee to elect not to assess whether a COVID-19-related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification.

The practical expedient applies only to rent concessions occurring as a direct consequence of COVID-19 and only if all of the following conditions are met:

a.	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;
b.	Any reduction in lease payments affects only payments originally due on or before June 30, 2021 (a rent concession meets this condition if it results in reduced lease payments on or before June 30, 2021or increased lease payments that extend after June 30, 2021); and
c.	There is no substantive change to other terms and conditions of the lease.

The Company’s management determined that the application of these amendments did not have a material impact on the consolidated financial statements, since it did not receive rent concessions in the period.

iii.	Impact of the initial application of other new and amended IFRS Standards that are effective for the current year.

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the Board that are effective for an annual period that begins on or after 1 January 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Amendments to References to the Conceptual Framework in IFRS Standards

The Company has adopted the amendments included in Amendments to References to the Conceptual Framework in IFRS Standards for the first time in the current year. The amendments include consequential amendments to affected Standards so that they refer to the new Framework. Not all amendments, however, update those pronouncements with regard to references to and quotes from the Framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Framework they are referencing to (the IASC Framework adopted by the IASB in 2001, the IASB Framework of 2010, or the new revised Framework of 2018) or to indicate that definitions in the Standard have not been updated with the new definitions developed in the revised Conceptual Framework.

The Standards which are amended are IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32.

Amendments to IFRS 3 Definition of a business

The Company has adopted the amendments to IFRS 3 for the first time in the current year. The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

The amendments remove the assessment of whether market participants can replace any missing inputs or processes and continuing to produce outputs. The amendments also introduce additional guidance that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.

The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after 1 January 2020.

Amendments to IAS 1 and IAS 8 Definition of material

The Company has adopted the amendments to IAS 1 and IAS 8 for the first time in the current year. The amendments make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards.

The concept of 'obscuring' material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from 'could influence' to 'could reasonably be expected to influence'. The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual

Framework that contains a definition of 'material' or refer to the term ‘material’ to ensure consistency.

II.	New and revised IFRS Standards in issue but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Standards that have been issued but are not yet effective:

IFRS 10 and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (3)
Amendments to IAS 1	Classification of Liabilities as Current or Non-current. (2)
Amendments to IFRS 3	Reference to the Conceptual Framework (1)
Amendments to IAS 16	Property, Plant and Equipment—Proceeds before Intended Use (1)
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract (1)
Annuals Amendments a IFRS cycle del 2018 – 2020	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases.

1)	Effective for annual periods beginning on the January 1, 2022
2)	Effective for annual periods beginning on January 1, 2023
3)	Effective day has not yet been defined by the IASB.

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

As of December 31 2020, 2019 and 2018, all of the Company’s financial assets have been recognized at amortized cost.

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

Financial assets at fair value through other comprehensive income are those whose business model is based on obtaining contractual cash flows and selling financial assets, in addition to their contractual conditions giving rise, on specified dates, to cash flows that they are only payments of the principal and interest on the outstanding principal amount. As of December 31, 2020, the Company does not have financial assets at fair value through other comprehensive income.

iii)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified at fair value through profit or loss when the financial asset is held for trading or it is designated as fair value through profit or loss. As of December 31, 2020, 2019 and 2018, the Company does not have financial assets at fair value through profit.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on investments in debt instruments that are measured at amortized cost or at FVTOCI, trade receivables and contract assets. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Company recognizes lifetime expected credit losses (ECL) for trade receivables and contract assets. The expected credit losses on these financial assets are estimated using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, including general economic conditions.

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

The Company considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that financial assets that meet either of the following criteria are generally not recoverable:

●	When there is a breach of financial covenants by the debtor; or
●	The information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Company, in full (without taking into account any collateral held by the Company).

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

-    As lessor

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

-    As lessee

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

Lease payments included in the measurement of the lease liability comprise in:

●	Fixed payments, (including in-substance fixed payments; ), less any lease incentives receivable;

●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	The amount expected to be payable by the lessee under a residual value guarantees;
●	The exercise price of purchase options if the lessee is reasonably certain to exercise the options, and
●	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

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

l.	Major maintenance provisions

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

m.	Income taxes

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The Company determined recoverability of its deferred tax assets for each subsidiary based on its projections of future taxable income, which include the Master Development Program and the maximum rates for the period 2021-2025 approved by the Ministry of Communications and Transportation.

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

n.	Employee benefits

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

As a result of the Income Tax Law of 2014, as of December 31, 2020, 2019 and 2018, the PTU is determined based on taxable income according to section I of article 9 of the same Law.

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

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated financial statements with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income may be reclassified directly to retained earnings but will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

●	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements)

●	Net interest expense or income
●	Remeasurement

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

o.	Revenue recognition

The revenues are recognized at the fair value of the consideration received or receivable, net of any discount. The Company applies a 5-step approach to revenue recognition:

●	Step 1: Identify the contract(s) with a customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

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

p.	Basic and diluted earnings per share

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

●	Evaluation of the existence of control on investments in subsidiaries (see note 11).
●	Defined benefit obligations to the Company’s employees are discounted at a rate set by reference to market rates at the end of the reference period of Mexican government bonds.
●	The Company is subject to transactions or contingent events over which it applies professional judgment to determine the probability of occurrence. Factors considered in this determination are the legal situation as of the date on which the estimation is made and the opinion of legal advisors.

b.Key sources of estimation uncertainty

Basic assumptions concerning the future and other key sources of uncertainty in the estimates made at the end of the reporting period, that have a significant risk of causing significant adjustments to the carrying amounts of assets and liabilities within the following financial year are as follows:

●	The Company performs an allowance for doubtful accounts analysis based on the expected credit losses required by IFRS 9, considering key factors such as the customers’ financial and operating situation, conditions of past due accounts and the economic conditions of the country. This estimate is reviewed periodically and the condition of past due accounts is determined considering the terms established in the agreements.

●	The Company’s long-lived assets correspond to concessions granted by the Mexican Government, properties, leasehold improvements and equipment. The Company reviews the carrying amounts of its long-lived assets to determine whether there are indications of impairment.

●	Despite of impact of the pandemic generated by COVID-19, the Company did not identify impairment with respect to the investment of the NH T2 Hotel recorded in improvements in leased assets, whose lease contract with Mexico City International Airport expires in 2029.

The Company determined the recoverable amount of the cash-generating unit corresponding to NH T2 by estimating the value in use, which uses cash flow projections based on projections over the remaining life of the lease until 2029, discounted at an after-tax discount rate of between 10.2% to 11.2%. Over the projection period, management considers an occupancy rate of 53% in 2021, gradually recovering to an average of 82% by 2024 onwards. It is also estimated that the average fare would exceed 2019 levels in 2022 and would be updated mainly with inflation thereafter. The Company's management, based on value in use calculations, has not identified any impairment as the recoverable amount exceeds the carrying value of the cash generating unit by approximately 27%. Management estimates that the value in use considering an average rate reduction of 16.7% or an occupancy rate 1,230 basis points lower than estimated during the projection period would equal the carrying value of the cash generating unit.

●	The Company’s management reviews the estimated useful lives of property, leasehold improvements and equipment at the end of each annual period. Based on detailed analyses, the Company’s management could modify the useful life of certain assets of property, leasehold improvements and equipment. The degree of uncertainty associated with estimates of useful lives is related to market changes, use of assets and technological development.

●	Determining the recoverability of deferred tax assets.

●	The Company’s management determines and recognizes, based on estimates, the major maintenance provision as per concession contracts with the Mexican Government to maintain and restore the airports’ infrastructure, which affects the results of periods ranging from the moment concession infrastructure becomes available for use through the date on which the maintenance and/or repair works are performed. The Company also calculates the appropriate discount rate for determining the present value of expected expenses that are required to meet its obligations. The short- and long-term classification of the provision is based on the best estimate of the Company of the period in which the work is expected to be carried out. There is also a judgment in determining the accounting policy of recognition of this provision.

Although these estimates were made based on the best information available as of December 31, 2020, 2019 and 2018 it is possible that future events may require the Company to modify (increase or decrease) the amounts in the coming years, which in such case would be applicable on a prospective basis by recognizing the effects of changes in estimates in the corresponding consolidated financial statements.

6.           Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	December 31,
	2020		2019		2018

Cash	Ps.	2,360,422	Ps.	2,916,936	Ps.	1,456,207
Cash equivalents:
Bank notes		598,382		512,027		630,537
Commercial paper		—		—		217,074
Money market investment funds		—		910		655,084
	Ps.	2,958,804	Ps.	3,429,873	Ps.	2,958,902

7.           Accounts receivable

a.           The balance of accounts receivable is as follows:

	December 31,
	2020		2019		2018
Receivables	Ps.	854,402	Ps.	766,748	Ps.	728,552
Allowance for doubtful accounts (note 7 b.)		(20,759)		(8,992)		(31,986)
	Ps.	833,643	Ps.	757,756	Ps.	696,566

Accounts receivables represent principally the passenger charges (TUA) paid by each passenger (other than diplomats, infants, and transit passengers) using the airports operated by the Company. These TUA are collected by airlines and subsequently paid to the Company. As of December 31, 2020, 2019 and 2018, amounts receivable for passenger charges amounted to Ps. 658,269. Ps. 625,246 and Ps.577,391, respectively.

The Company’s management considers that the carrying amount of accounts receivable approximates its fair value given their short-term nature. No interest income is generated by any short-term account receivable. As of December 31, 2020, 2019 and 2018, the balance of the allowance for doubtful accounts was Ps.20,759, Ps.8,992 and Ps.31,986 respectively.

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

	December 31,
	2020	2019	2018
	%	%	%
Accounts receivable:
Aeroenlaces Nacionales, S. A. de C. V.	33.00	21.16	23.76
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	28.10	27.40	24.20
Aerolitoral, S. A. de C. V.	8.98	20.88	21.47
Aerovías de México, S. A. de C.V.	4.74	6.70	7.15

	Year ended December 31,
	2020	2019	2018
	%	%	%
Revenues by client:
Aerolitoral, S. A. de C. V.	10.49	13.26	14.99
Aeroenlaces Nacionales, S. A. de C. V.	21.07	17.79	16.84
ABC Aerolíneas, S. A. de C. V.	4.24	10.38	11.19
Concesionaria Vuela Compañía de Aviación, S. A. P. I. de C. V.	17.36	16.11	13.79
Aerovías de México, S. A. de C. V.	4.07	4.07	4.41

On June 30, 2020, Grupo Aeromexico, S.A.B. de C.V. and certain of its subsidiaries, including Aerolitoral, S.A. de C.V. and Aerovias de Mexico, S.A. de C.V. entered into reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Law. As of December 31, 2020, and the date of issuance of the financial statements, both Aerolitoral, S.A. de C.V. and Aerovias de Mexico, S.A. de C.V. are substantially current in their payments with the Company and continue to operate the Company's Airports.

During the last quarter of 2020, ABC Aerolíneas, S.A. de C.V. ceased operating at the Company's airports. The amount of accounts receivable from this customer at December 31, 2020 is not material.

b.           The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2020		2019		2018

Beginning balance	Ps.	8,992	Ps.	31,986	Ps.	38,223
Increases(Decrease)		18,342		(241)		(5,960)
Cancelation		(5,542)		—		—
Write-off		(1,033)		(22,753)		(277)
Ending balance	Ps.	20,759	Ps.	8,992	Ps.	31,986

The write-off of doubtful accounts is recognized once the Company has exhausted all means for collection of the account.

The movements in the estimate for customer impairment in 2020, with the expected loss model used by the Company, are presented below:

	Airports		Others		Total

Gross book value	Ps.	784,108	Ps.	28,251	Ps.	812,359
Collateral		1,584,553		8,048		1,592,601

Probability of default in range		0% - 100%		0% - 100%
Loss due to default range		0% - 100%		0% - 100%
Beginning balance of impairment of account receivable	Ps.	8,847	Ps.	145	Ps.	8,992
(Decrease) increase in the provision		15,156		3,186		18,342
Cancelations		(5,542)		—		(5,542)
Write-off		(1,033)		—		(1,033)
Ending balance	Ps.	17,428	Ps.	3,331	Ps.	20,759

8.           Other accounts receivable and prepaid expenses

Other accounts receivable and prepaid expenses are comprised as follows:

	December 31,
	2020		2019		2018

Prepaid expenses	Ps.	59,033	Ps.	33,310	Ps.	27,296
Guarantee deposits		6,167		5,897		5,897
Others		1,375		3,535		7,068
	Ps.	66,575	Ps.	42,742	Ps.	40,261

9.           Property, leasehold improvements and equipment

Property, leasehold improvements and equipment are as follows:

	December 31,
	2020		2019		2018
Net carrying value:
Land (see note 10)	Ps.	1,709,508	Ps.	1,709,508	Ps.	1,709,508
Leasehold improvements		854,829		786,085		783,221
Machinery and equipment		72,867		83,611		99,194
Furniture and office equipment		27,940		35,105		42,674
Transportation equipment		287		1,555		25,326
Computer equipment		2,838		2,212		4,930
Construction in progress for leasehold improvements		32,200		29,025		5,409
	Ps.	2,700,469	Ps.	2,647,101	Ps.	2,670,262

													Construction
					Machinery		Furniture						in progress of
			Leasehold		and		and office		Transportation		Computer		leasehold
Cost	Land		improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2018	Ps.	1,709,508	Ps.	825,481	Ps.	201,114	Ps.	153,355	Ps.	61,043	Ps.	67,697	Ps.	22,341	Ps.	3,040,539
Acquisitions		—		53,347		2,293		5,444		1,038		1,102		104,038		167,262
Disposals		—		—		(321)		—		—		(666)		—		(987)
Transfers		—		120,970		—		—		—		—		(120,970)		—
Other		—		—		(127)		(687)		(351)		(402)		—		(1,567)

Balance as of December 31, 2018		1,709,508		999,798		202,959		158,112		61,730		67,731		5,409		3,205,247
Acquisitions		—		49,345		3,386		2,168		—		869		80,290		136,058
Disposals		—		—		—		(525)		—		—		—		(525)
Transfers		—		9,403		—		—		(34,283)		(430)		(55,656)		(80,966)
Other		—		—		—		(20)		(5,792)		(595)		(1,018)		(7,425)

Balance as of December 31, 2019		1,709,508		1,058,546		206,345		159,735		21,655		67,575		29,025		3,252,389
Acquisitions		—		—		8,380		440		—		3,973		134,821		147,614
Transfers		—		130,420		—		—		—		—		(130,420)		—
Other		—		—		—		(206)		—		(3,097)		(1,226)		(4,529)
Balance as of December 31, 2020	Ps.	1,709,508	Ps.	1,188,966	Ps.	214,725	Ps.	159,969	Ps.	21,655	Ps.	68,451	Ps.	32,200	Ps.	3,395,474

											Construction in
					Furniture and						progress of
Accumulated	Leasehold		Machinery and		office		Transportation		Computer		leasehold
depreciation	improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2018	Ps.	(164,892)	Ps.	(84,997)	Ps.	(106,242)	Ps.	(24,797)	Ps.	(58,214)	Ps.	—	Ps.	(439,142)
Depreciation		(51,685)		(18,902)		(9,883)		(11,630)		(5,655)		—		(97,755)
Disposals		—		134		—		—		666		—		800
Other		—		—		687		23		402		—		1,112

Balance as of December 31, 2018		(216,577)		(103,765)		(115,438)		(36,404)		(62,801)		—		(534,985)
Depreciation		(55,884)		(18,969)		(9,729)		(4,806)		(3,051)		—		(92,439)
Disposals		—		—		525		—		—		—		525
Other		—		—		12		21,110		489		—		21,611

Balance as of December 31, 2019		(272,461)		(122,734)		(124,630)		(20,100)		(65,363)		—		(605,288)
Depreciation		(61,676)		(19,124)		(7,720)		(1,268)		(2,532)		—		(92,320)
Disposals		—		—		—		—		—		—		—
Other		—		—		321		—		2,282		—		2,603

Balance as of December 31, 2020	Ps.	(334,137)	Ps.	(141,858)	Ps.	(132,029)	Ps.	(21,368)	Ps.	(65,613)	Ps.	—	Ps.	(695,005)

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

The terms and conditions of each concession contract have been fulfilled in all important aspects during the years ended December 31, 2020, 2019 and 2018.

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

As of December 31, 2020, 2019 and 2018, the carrying value of the right to use airport facilities, airport concessions and improvement to concessioned assets classified as intangible assets are as follows:

	December 31,
	2020		2019		2018
Projects completed and in operation:
Airport concessions	Ps.	605,643	Ps.	605,643	Ps.	605,643
Rights to use airport facilities		3,356,762		3,356,762		3,356,762
Improvements to concessioned assets (see note 15)		8,594,136		7,331,450		6,165,810
Improvements to concessioned assets in progress		615,246		624,063		834,868
Accumulated amortization		(2,942,131)		(2,650,807)		(2,396,427)
	Ps.	10,229,656	Ps.	9,267,111	Ps.	8,566,656

The changes in investment in concessions are as follows:

	December 31,
	2020		2019		2018
Investment in airport concessions
Beginning balance	Ps.	11,917,919	Ps.	10,963,084	Ps.	9,821,579
Increase		1,253,868		954,835		1,141,505
Ending balance		13,171,787		11,917,919		10,963,084
Amortization of airport concessions:
Beginning balance		(2,650,807)		(2,396,427)		(2,173,162)
Increase		(291,323)		(254,380)		(223,266)
Ending balance		(2,942,131)		(2,650,807)		(2,396,427)
Net investment in airport concessions	Ps.	10,229,656	Ps.	9,267,111	Ps.	8,566,656

Master Development Plan – The Company is obligated to carry out maintenance, improvements to concessioned assets and acquire fixed assets according to the Master Development Program. As mentioned in note 2, the Master Development Program for 2021-2025 is Ps.11,979,621 in pesos with purchasing power of December 31, 2019 and Ps.12,586,901 in pesos with purchasing power of December 31, 2020, as updated with the National Producer Price Index (INPPIC) of the construction industry, in accordance with the concession contract, which is anticipated to be carried out as follows:

Amount

Year
2021	2,565,502
2022	2,655,068
2023	2,620,741
2024	2,510,125
2025	2,235,465
12,586,901

The Master Development Program for the previous five-year period 2016-2020, was for Ps. 4,445,653, with purchasing power as of December 31, 2014, and Ps.6,303,586 with purchasing power as of December 31, 2020, as updated with the INPPIC, in accordance with the concession contract. The amount pending to be exercised as of December 31, 2020 is Ps.264,783, which will be exercised until the projects are completed.

In 2009, the Company paid Ps.1,159,613 to acquire land strategically located adjacent to the Monterrey airport to allow for the airport’s future growth, including the construction of a second runway, which the Company intends to complete in the future.

On December 4, 2012, the Monterrey airport received authorization from the AFAC to include Ps.386,538 (amount expressed in nominal pesos of 2009) in investments as part of Master Development Program for 2011-2015. Additionally, during the 2011 Master Development Program revision, Ps.77,306 was included due to an extraordinary adjustment in its maximum tariff under the Master Development Program. The remaining investment to be recognized for a cost of Ps.695,759 (amount expressed in 2009 nominal pesos), has been included in the indicative periods 2026-2035 of the approved Master Development Program. This amount may not be recognized by the Ministry of Communications and Transportation in the future. The final recovery amounts are adjusted annually based on INPPIC.

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

11.         Composition of GACN

a.	The following tables set forth information about the composition of GACN as of December 31, 2020, 2019 and 2018:

	Place of	Number of subsidiaries
	incorporation and	December 31,
Principal activity	operation	2019, 2018, 2017
Airports	Mexico	13
Hotels	Mexico	2
Services	Mexico	9
		24

b.	The consolidated subsidiaries are as follows:

Name of subsidiary	Ownership Percentage
Airport services;
Aeropuerto de Monterrey, S. A. de C. V.	100%
Aeropuerto de Acapulco, S. A. de C. V.	100%
Aeropuerto de Mazatlán, S. A. de C. V.	100%
Aeropuerto de Zihuatanejo, S. A. de C. V.	100%
Aeropuerto de Culiacán, S. A. de C. V.	100%
Aeropuerto de Ciudad Juárez, S. A. de C. V.	100%
Aeropuerto de Chihuahua, S. A. de C. V.	100%
Aeropuerto de Torreón, S. A. de C. V.	100%
Aeropuerto de Durango, S. A. de C. V.	100%
Aeropuerto de Tampico, S. A. de C. V.	100%
Aeropuerto de Reynosa, S. A. de C. V.	100%
Aeropuerto de Zacatecas, S. A. de C. V.	100%
Aeropuerto de San Luis Potosí, S. A. de C. V.	100%
Hotels and Services:
Operadora de Aeropuertos del Centro Norte, S. A. de C. V.	100%
Servicios Aeroportuarios del Centro Norte, S. A. de C. V.	100%
Servicios Aero Especializados del Centro Norte, S. A. de C. V.	100%
OMA Logística, S. A. de C. V.(1)	100%
Holding Consorcio Grupo Hotelero T2, S. A. de C. V.(2)	100%

(1)	Includes subsidiaries with interest in; OMA VYNMSA Aero Industrial Park, S.A. de C.V (VYNMSA) of which the Company owns 51% of the shares, Consorcio Hotelero Aeropuerto de Monterrey, S.A.P.I de C.V. with 85% and Servicios Hoteleros Aeropuerto de Monterrey, S.A. de C.V. with 85%.
(2)	Provides hotel services and includes its subsidiaries: Servicios Complementarios del Centro Norte S.A. de C.V., with 100% of the shares, Consorcio Grupo Hotelero T2, S.A. de C.V. and Servicios Corporativos Terminal 2, S.A. de C.V. with 90% of the shares.

The Company has the majority of voting power at shareholders’ meetings of the subsidiaries and has control by virtue of its contractual right to appoint the board of directors of the companies, who are empowered to affect their relevant activities.

As of December 31, 2020, 2019 and 2018, the Company has not made investments in shares of any structured or investment-related entity.

12.         Trade accounts payable

Trade accounts payable consist of the following:

	December 31,
	2020		2019		2018
Suppliers and contractors	Ps.	107,507	Ps.	140,806	Ps.	155,904
Customer advances		91,841		43,102		39,877
Statutory employee profit sharing		4,700		12,883		8,218
	Ps.	204,048	Ps.	196,791	Ps.	203,999

13.         Payable taxes and other accrued expenses

Tax payable and other accrued expenses are comprised of the following:

	December 31,
	2020		2019		2018
Accrued expenses	Ps.	172,847	Ps.	202,363	Ps.	166,588
Taxes payable other than income tax		153,046		345,461		308,345
Accrued interest		44,295		42,438		40,227
	Ps.	370,188	Ps.	590,262	Ps.	515,160

14.         Short-term debt

As of December 31, 2020 the Company has short-term credit lines available with financial institutions for Ps.650,000, which are not in use.

15.         Long-term debt

The long-term debt with credit institutions, debt issuances and other marketable securities before amortization of financing commissions and is comprised as follows:

	December 31,
	2020		2019		2018
Debt securities issued in the Mexican market on June 16, 2014, for Ps. 3,000,000, accruing interest at a fixed rate of 6.85%, for a 7-year term maturing on June 7, 2021. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA	Ps.	3,000,000	Ps.	3,000,000	Ps.	3,000,000

Debt securities issued in the Mexican market on March 26, 2013, for Ps. 1,500,000, accruing interest at a fixed rate of 6.47%, for a 10-year term maturing on March 14, 2023. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA		1,500,000		1,500,000		1,500,000

Unsecured lines of credit with Private Export Funding Corporation (supported by Ex-Im Bank) in 2010 and 2011 for U.S.$ 25,365 thousand maturing on December 21, 2021. As December 31, 2020, 2019 and 2018, outstanding amounts were U.S.$ 678 thousand, U.S.$ 2,495 thousand and US.$ 4,583 thousand, respectively. Baggage screening equipment was pledged to secure the loan ⁽²⁾. The loan accrues interest at a three-month London Interbank Offered (“LIBOR”) rate plus 1.25 percentage points, with quarterly payments of principal. As of December 31, 2020, 2019 and 2018, the interest rate was 1.49%, 3.15% and 4.04%, respectively.

		13,503		49,575		90,156

Line of credit with UPS Capital Business Credit (supported by Ex-Im Bank) for U.S.$ 3,120,000. The amount was drawn down upon in April 20, 2014, and the line of credit terminates on January 25, 2019. As of December 31, 2018, the outstanding balance was, U.S.$ 156 thousand. The line of credit is secured by firefighting equipment ⁽¹⁾. The loan bears interest at three-month LIBOR plus 2.65 percentage point with quarterly principal payments. As of December 31, 2018, the interest rate was 5.44%.		—		—		3,067
Total long-term debt		4,513,503		4,549,575		4,593,223
Less:
Financing commissions		(3,115)		(5,966)		(8,629)
		4,510,388		4,543,609		4,584,594
Current portion long-term debt		(3,013,502)		(36,851)		(41,425)
Long-term debt	Ps.	1,496,886	Ps.	4,506,758	Ps.	4,543,169

(1)	Carrying value amounts to Ps. 266,181, Ps. 275,095 and Ps.284,008 as of December 31, 2020, 2019 and 2018, respectively, and is recorded in improvements to concessioned assets (note 10). The Company is not authorized to grant such equipment as collateral in other loans or sell them to another Company.

Carrying values are Ps. 35,760 as of December 31, 2018, recorded as improvements to concessioned assets (note 10). The Company is not authorized to use these as collateral or sell them.

The movement of the initial balance to the final balance of the bank loans for the years ended December 31, 2020, 2019 and 2018 correspond to debt principal payments of $42,592, $40,790 and $49,563, respectively, and the exchange (loss) gain effects of Ps. $(6,520), Ps. 2,858, and Ps. 1,601, respectively. There is no new loan or other movement associated with these loans.

Maturity of long-term debt as of December 31, 2020, 2019 and 2018 is described in note 21.

Outstanding long-term loans include certain restrictive clauses such as, but not limited to, limiting bank loans to subsidiaries, pledge provision, tax payments, other obligations, disposal of fixed assets and other noncurrent assets, as well as the obligation to maintain certain financial ratios. For the years ended December 31, 2020, 2019 and 2018, these restrictions were met.

16.          Major maintenance provision

The Company has the obligation to perform major maintenance activities in its airports. The provision is recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation, at the date of the accompanying consolidated financial statements at a discount rate of 7.89%, 8.00% and 9.67% as of December 31, 2020, 2019 and 2018, respectively.

As of December 31, 2020, 2019 and 2018, the composition and changes of the Company’s major maintenance provision was as follows:

	December 31,							December 31, 2020
	2019		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	953,896	Ps.	467,793	(1)	Ps.	(103,704)	Ps.	443,570	Ps.	874,415

	December 31,							December 31, 2019
	2018		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	943,548	Ps.	315,481	(1)	Ps.	(305,133)	Ps.	151,554	Ps.	802,342

	December 31,							December 31, 2018
	2017		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	857,624	Ps.	225,244	(1)	Ps.	(139,320)	Ps.	224,982	Ps.	718,566

(1)	Includes Ps. 75,262, Ps. 23,157 and Ps. (23,392), recognized as interest cost (income) in the consolidated statement of income and other comprehensive income, for the unwinding effect of the present value calculation as of December 31, 2020, 2019 and 2018, respectively.

The provision for major maintenance as of December 31, 2020 reflects the update of such provision as a result of the approval in November 2020 of the Master Development Program for the period 2021-2025 as indicated in Note 2.

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

The total contributions to these plans based on the specific rates in the plan amounted to Ps.894, Ps.967, and Ps.1,454 in 2020, 2019 and 2018, respectively. A total of Ps.175, Ps.133 and Ps.541 in 2020, 2019 and 2018, respectively, is pending of payment to the trust.

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

The actuarial calculation of the defined benefit obligation was calculated as of December 31, 2020, 2019 and 2018 by actuaries certified by the National School of Actuaries (Colegio Nacional de Actuarios de México). The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	Year ended December 31,
	2020	2019	2018
Discount rate (see note 5 a.)	7.40%	8.00%	9.00%
Expected rate of salary increase	5.80%	5.80%	5.80%
Average longevity at retirement age for current pensioners (years)	12	14	13
Inflation	4.00%	5.00%	4.00%

The amounts recognized in the consolidated statement of income and other comprehensive income in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2020		2019		2018
Service cost:
Current service cost	Ps.	8,276	Ps.	7,465	Ps.	7,467
Net interest expense		8,490		7,156		7,677
Reductions and liquidations advance		(9,131)		—		—
Components of defined benefit costs recognized in profit or loss		7,635		14,621		15,144
Remeasurement on the net defined benefit liability:
Actuarial gains and losses arising from changes in financial assumptions		2,653		(161)		(10,131)
Actuarial gains and losses arising from experience adjustments		10,386		12,995		(14,042)
Components of defined benefit costs recognized in other comprehensive income (loss)		13,039		12,834		(24,173)
Total	Ps.	20,674	Ps.	27,455	Ps.	(9,029)

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

The amount included in the consolidated statement of financial position arising from the Company’s obligation in respect of its defined benefit plans is as follows:

	December 31,
	2020		2019		2018
Present value of defined benefit obligations	Ps.	115,691	Ps.	106,160	Ps.	79,905

Movements in the present value of the defined benefit obligation in the current year are as follows:

	December 31,
	2020		2019		2018
Present value of defined benefit obligation as of January 1,	Ps.	106,160	Ps.	79,905	Ps.	127,479
Current service cost		8,276		7,465		7,467
Interest cost		8,490		7,156		7,677
Reductions and Liquidations advance		(9,131)		—		—
Remeasurement (gains)/losses:
Actuarial gains and losses arising from changes in financial and demographic assumptions		2,653		(161)		(10,131)
Actuarial gains and losses arising from experience adjustments		10,386		12,995		(14,042)
Benefits paid		(11,143)		(1,200)		(38,545)
Present value of defined benefit obligation	Ps.	115,691	Ps.	106,160	Ps.	79,905

Significant actuarial assumptions for the determination of the defined obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

●	If the discount rate increases (decreases) by 1%, the defined benefit obligation would decrease to Ps.17,706 (increase by Ps.10,053).

●	If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase to Ps. 15,962 (decrease by Ps. 16,177).

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

The average duration period of the benefit obligation as of December 31, 2020 is 11.78 years (2019: 13.97 years and 2018: 16.75 years).

Expected cash flows from pension plans and seniority premium benefits for the next 10 years are as follows:

			Seniority premium
Year	Pensions plan		benefits		Total
2021	Ps.	—	Ps.	845	Ps.	845
2022		—		961		961
2023		551		1,179		1,730
2024		9,837		1,420		11,257
From 2025 and subsequently		43,161		14,016		57,177
Total	Ps.	53,549	Ps.	18,421	Ps.	71,970

18.         Right of use assets, net and lease liability

As lessee

Lease contracts entered into by the Company are as follows:

In October 2008, the Company acquired the shares of Consorcio Grupo Hotelero T2, S.A. de C.V. As a result of this acquisition, the Company assumed the commitments established in the lease agreement signed with the Mexico City International Airport for a period of 20 years, to construct, prepare and operate a hotel, and manage commercial areas at Terminal 2 of the Mexico City International Airport, establishing a minimum guaranteed income (“MGI”) of Ps.31,171 annually as rent, or a royalty of the 18% of the hotel’s revenue, whichever is greater. The MGI will be adjusted on an annual basis using the NCPI.

a.The following is a summary of the right-of-use assets and the lease liability

Cost	Buildings		Other		Total
Balance as of January 1, 2019	Ps.	213,342	Ps.	18,475	Ps.	231,817
Additions		10,732		5,508		16,240
Balance as of December 31, 2019		224,074		23,983		248,057
Additions		9,771		769		10,540
Decreases		(1,055)		(1,475)		(2,530)
Balance as of December 31, 2020	Ps.	232,790	Ps.	23,277	Ps.	256,067
Depreciation
Balance as of January 1, 2020	Ps.	(30,803)	Ps.	(6,466)	Ps.	(37,269)
Depreciation of the year		(31,463)		(9,885)		(41,348)
Decreases		-		797		797
Balance as of December 31,2020	Ps.	(62,266)	Ps.	(15,554)	Ps.	(77,820)

b.Amounts recognized in consolidated statement of profit or loss statement:

	2020		2019
Depreciation expense of right of use assets	Ps.	41,348	37,269
Interest expense on lease liabilities		22,431	22,983

c.The following is a summary of the lease liability:

	2020		2019
Maturity analysis:
Less than one year	Ps.	26,553	72,320
Greater than 1 year and less than 3 years		55,134	73,975
Greater than 3 years		113,076	74,565
Total	Ps.	194,763	220,860

The Company does not face a significant liquidity risk with respect to its lease liabilities. Lease liabilities are monitored through the Company's treasury department.

d.As of December 31, 2020 and 2019, the total cash outflow for leases amounted to Ps. 57,325 and Ps.57,061 (excluding items disbursed in excess of the IMG as variable participation), respectively.

As lessor

Revenues from operating leases

Mainly related to leases entered into by the Company, which are based on monthly rental payments that generally increase each year based on the NCPI, and/or the greater of a guaranteed minimum monthly rent plus a percentage of monthly income of the tenant. As of December 31, 2020, 2019 and 2018, the committed future rents to be received are as follows:

	Year ended December 31,
	2020		2019		2018
Duration:
Less than 1 year	Ps.	444,523	Ps.	546,671	Ps.	562,681
Greater than 1 year and less than 5 years		753,230		843,404		1,002,351
Greater than 5 years		118,256		161,109		240,584
Total	Ps.	1,316,009	Ps.	1,551,184	Ps.	1,805,616

Minimum lease payments in the table above do not include contingent rentals, such as increases by NCPI or increases by a percentage of the monthly income of the lessee. Contingent rental income recorded for the years ended December 31, 2020, 2019, and 2018 were Ps. 136,181, Ps. 229,727 and Ps. 204,172, respectively.

As a result of the impact generated by the COVID-19 pandemic, the Company granted certain discounts to commercial tenants during the second half of the year, which were subject to certain conditions. These discounts were granted based on the decrease in passenger traffic at the Issuer's airports during the period.

Accrued operating lease income is detailed in note 27.

19.         Income taxes

The Company is subject to Income Tax (“ISR”), whose tax rate was 30% for 2020, 2019 and 2018, and will continue to be 30% for later years.

a.            Income tax are as follows:

	Year ended December 31,
	2020		2019		2018
Current ISR	Ps.	480,232	Ps.	1,329,867	Ps.	1,113,712
Deferred ISR		(85,731)		42,355		7,691
Income tax expense	Ps.	394,501	Ps.	1,372,222	Ps.	1,121,403

b.            As of December 31, 2020, 2019 and 2018, the principal items comprising the balance of the deferred ISR asset (liability) were:

			December 31,
	2020		2019		2018
Liabilities:
Provisions, allowances and labor obligations	Ps.	244,982	Ps.	157,560	Ps.	163,406
Investment in airport concessions, property, leasehold improvements and equipment, net		(426,325)		(407,173)		(401,735)
Tax loss carryforwards (1)		15,883		14,937		25,563
Recoverable tax on assets (2)		28,619		28,619		28,619
Others		3,013		3,340		—
Total liabilities	Ps.	(133,828)	Ps.	(202,717)	Ps.	(184,147)
Assets:
Provisions, allowances and labor obligations	Ps.	230,532	Ps.	205,834	Ps.	188,294
Investments in airport concessions, property, leasehold improvements and equipment, net		(172,806)		(184,649)		(179,805)
Tax loss carryforwards(1)		268,930		285,045		308,450
Others		(8,898)		(9,226)		—
Total assets	Ps.	317,758	Ps.	297,004	Ps.	316,939
Net deferred ISR asset	Ps.	183,930	Ps.	94,287	Ps.	132,792

(1)	As of December 31, 2020, 2019 and 2018, the Company recognized a deferred tax asset of Ps. 284,813, Ps. 299,982 and Ps. 334,013, respectively, corresponding to the tax losses generated by its subsidiaries. All subsidiaries of the Company expect to benefit from losses in future years based on projections of taxable income and various strategies with favorable tax consequences.

(2)	The Company recognized the IMPAC paid during 2002 through 2007. In 2013, the Company recognized the deferred tax asset, which it expects to recover subject to certain conditions established in the Income Tax Law. The updated amount as of December 31, 2020 was Ps. 28,619.

c.            The changes in deferred tax during the year are as follows:

			December 31,
	2020		2019		2018
Beginning balance of deferred tax liability, net	Ps.	94,287	Ps.	132,792	Ps.	150,953
Deferred ISR in profit or loss		85,731		(42,355)		(7,691)
Recoverable tax on assets		—		—		(10,466)
Income tax effects recognized in other comprehensive income		3,912		3,850		(4)
Ending balance of deferred tax asset, net	Ps.	183,930	Ps.	94,287	Ps.	132,792

d.             The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

		Year ended December 31,
	2020			2019			2018
	Amount		Rate %	Amount		Rate %	Amount		Rate %
Income before income taxes	Ps.	1,492,380		Ps.	4,599,656		Ps.	3,985,582
Current ISR		480,232			1,329,867			1,113,712
Deferred ISR		(85,731)			42,355			7,691
Income tax expense and effective rate	Ps.	394,501	26.43%	Ps.	1,372,222	29.83%	Ps.	1,121,403	28.14%
Add effects of permanent differences, primarily, non-deductible expenses and inflationary effects for financial and tax purposes.		53,213	3.57%		7,675	0.17%		74,272	1.86%
Statutory rate	Ps.	447,714	30.00%	Ps.	1,379,897	30.00%	Ps.	1,195,675	30.00%

e.            Each airport concession has received approval from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) to carry forward their tax losses up to the earlier of the date of which such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession. The base years and amounts as of December 31, 2020 are as follows:

	Tax loss
Year of Origin	carryforwards
2001	Ps.	5,999
2002		160,499
2003		197,796
2004		229,480
2005		28,073
2006		18,953
2007		78,672
2008		34,168
2009		5,648
2011		32,203
2012		56,125
2013		15,549
2018		5,370
2019		21,248
2020		25,011
	Ps.	914,794

f.            In addition to the tax loss carryforwards of the airport concessionaires aforementioned, the Company has tax losses of other subsidiaries other than its concessionaires in the amount of Ps.34,826 the duration of which is 10 years under the Income Tax Law, and the expiration date of which is between 2020 and 2028.

g.            In 2020, the Company utilized tax loss carryforwards in the amount of Ps.133,053.

i.	The balances of shareholders’ equity tax accounts as of December 31 are:

	December 31,
	2020		2019		2018
Contributed capital account	Ps.	4,694,822	Ps.	4,584,512	Ps.	4,458,342
Net consolidated tax profit account		3,144,619		2,878,878		1,684,563
Total	Ps.	7,839,441	Ps.	7,463,390	Ps.	6,142,905

j.            Dividends paid from profits generated from January 1, 2014 to individuals residing in Mexico and residents abroad may be subject to additional income taxes of up to 10%, which shall be retained by the Company.

20.         Commitment and contingencies

Commitment

Guarantor — In 2014 and 2013, GACN issued long-term debt securities for the amount of Ps. 3,000,000 and Ps. 1,500,000 with terms of 7 and 10 years, respectively, under the 2011 program. The Company and nine of its airports are guarantors of the debt securities and must provide a minimum guarantee equal to 80% of EBITDA. The debt securities of $3,000,000 are presented in the financial statements as short-term debt, given their maturity in June 2021.

Contingencies

I.Property Tax

In the past, various municipalities initiated certain administrative enforcement procedures against the Company for tax credits for property taxes on the real estate where the airports of said cities are located. The airports have filed nullity claims against said procedures, which are pending of resolution.

Acapulco Airport:

a)

In February 2019, the Municipal Inspection Directorate notified the Acapulco Airport, S.A. de C.V. (“Acapulco Airport”) in a letter addressed to the Mexican Airport and Auxiliary Services Agency (“ASA”) requiring proof of payment of Ps.27,012 (period from the first quarter of 1996 to the first quarter of 2019) for property tax. In response to the request, the Acapulco Airport presented clarifying briefs to the authority informing that it was not properly addressed to ASA.

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

b)

In May 2019, the Municipal Inspection Directorate presented a notification at the Acapulco Airport's legal domicile, that directly attributed the tax credit indicated in subsection A) above to the Acapulco Airport, and required payment of Ps. 27,012 (period from the 1st two-month period of 1996 to the 1st two-month period of 2019) for property tax. A claim for annulment was filed against this resolution and the SCT was also called to trial as an interested third party.

As of the date of these consolidated financial statements, the contingencies remain due to the fact that the lawsuits are still in effect, since the judgment on the merits to resolve these cases is still pending. However, in the event that the resolution of the trial is not favorable to the Acapulco Airport, it is considered that the economic repercussion of the trial would be borne by the Federal

Government, by virtue of the foregoing and given that the Acapulco Airport estimates an unfavorable resolution to be unlikely, it has not recorded any provision in relation to these lawsuits.

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

As of the date of these consolidated financial statements, the contingencies remain due to the fact that the lawsuits are still in force, since the judgment on the merits to resolve these cases is still pending. However, in case the resolution of the trial is not favorable for the Culiacán Airport, it is estimated that the economic repercussion of the trial would be borne by the Federal Government, due to the above and given that the Culiacán Airport considers it unlikely to obtain an unfavorable resolution, has not recorded any provision in relation to these demands.

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

Tax credits for the period from the second two-month period of 2013 to the sixth two-month period of 2014 for the amount of Ps. 2,091 were determined by cadastral code 271-090-051, and for the period from the first two-month period of 2015 to the fourth two-month period of 2020 for the amount of Ps. 3,449.

Nullity claims were filed against these resolutions, and the Secretary of Communications and Transportation was also called to trial as an interested third party. The trials are in process and no sentence has been passed. The procedural stages of the trials were completed and on August 20, 2020, November 24, 2020 and January 19, 2021, the rulings in favor of the airport were issued; the authority filed an amparo lawsuit to challenge two of the rulings issued, which are pending resolution.

As of the date of these consolidated financial statements, the contingencies remain due to the fact that the lawsuits are still in force, since the judgment on the merits to resolve these cases is still pending. However, in the event that the resolution of the judgments is not favorable for the Chihuahua Airport, it is considered that the economic repercussion of the same would be in charge of the Federal Government, by virtue of the foregoing and given that the Chihuahua Airport estimates an unfavorable resolution unlikely, no provision has been recorded in relation to these claims.

Tampico Airport

In December 2019, the Directorate of Cadaster and Real Estate Taxes of Tampico, Tamaulipas, determined Aeropuerto de Tampico, S.A. de C.V. (“Tampico Airport”) a tax credit for property tax for the period from January 1999 to the date of the resolution (September 2019) in the amount of Ps. 18,840.

A nullity claim was filed against this resolution in February 2020, and the Secretary of Communications and Transportation was also called to trial as an interested third party. The procedural stages of the trial were completed and on December 17, 2020 a favorable ruling was issued in favor of the airport. The municipal authority may challenge the ruling, and therefore the favorable ruling for the airport has not yet become final.

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

A request for amparo was filed against such requirements by the Chihuahua Airport, challenging the visit order and the unconstitutionality of the municipal regulations applied. The court issued a ruling in favor of the Chihuahua airport, indicating that the commercial spaces of the Chihuahua airport are under federal not municipal jurisdiction. The municipal authority challenged the judgment and as of the date of the financial statements, the resolution has not been issued in that instance, so the judgment continues in force since the judgment on the merits has not caused status.

III.	Conflict related with ownership of certain lands

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

Durango Airport

On March 5, 2020, the Company was notified of the lawsuit filed against Aeropuerto de Durango, S.A. de C.V. ("Aeropuerto de Durango"), the Ministry of Communications and Transportation, the Government of the State of Durango and the Ministry of Agrarian, Territorial and Urban Development. The plaintiff sued for the nullity of the expropriation decree dated September 8, 1975, which affected an area of 40 hectares of the Durango Airport and claims the payment of compensation for the affected area, as well as the payment of damages for the undue use of the property.

The trial hearing was held with the appearance of the parties and the evidentiary stage of the trial is pending. As of the date of the financial statements, the contingency is still in effect because the trial is still pending the judgment on the merits of the case. In the event that the resolution of the lawsuit is not favorable to Durango Airport, it is considered that the economic impact of the lawsuit will be borne by the Federal Government, as established in the concession title. Durango Airport has not recorded any provision in connection with this lawsuit.

Reynosa Airport

On October 16, 2020, the Company was notified of the lawsuit filed against the AFAC, in which Aeropuerto de Reynosa, S.A. de C.V. ("Aeropuerto de Reynosa") was called as Interested Third Party. The nullity of the administrative resolution dated February 7, 2020 issued by the AFAC in the Appeal for Review filed by the plaintiff is demanded in order for the AFAC to study the plaintiff's petition and recognize that the legal requirements for the reversion of the expropriation of 2.6 hectares included in the expropriation decrees of 1970 and 1971 have been met.

Reynosa Airport appeared in the lawsuit and the continuation of the procedural stages is pending. The lawsuit does not include a financial claim; however, the contingency is maintained until the final judgment in the annulment lawsuit is issued and the challenged resolution is confirmed or, if applicable, a judgment is issued, the effects of which must be complied with by the AFAC.

IV.	Conflict related to the purchase-sale of land

Monterrey Airport

On May 14, 2015, Banco Mercantil del Norte, S.A. (Banorte), acting as trustee, filed a lawsuit against Aeropuerto de Monterrey, S.A. de C.V. (“Monterrey Airport”) in relation to the ownership of land previously acquired by the Monterrey Airport and whose book value in our financial statements as of December 31, 2020 amounts to Ps. 266,850.

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

On July 25, 2019, the judgment was issued within the appeal and the ruling was unfavorable for Monterrey Airport, in the first instance the sentence was revoked and the Monterrey Airport was ordered to pay the benefits claimed. On August 21, 2019, the Monterrey Airport filed a direct application for amparo against the judgment, which was admitted for processing and is pending resolution by a Collegiate Circuit Court. In that amparo trial, the execution of the claimed sentence was suspended.

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

IV.	Tax Credits

Acapulco Airport

On February 5, 2020, the Ministry of Finance of the State of Guerrero notified a tax credit against Aeropuerto de Acapulco, S.A. de C.V. (Aeropuerto de Acapulco) in the amount of Ps.24,813 for omitted ISR contributions and VAT payments for the period from January 1, 2015 to December 31, 2015.

The credit was challenged through the Recurso de Revocación (the “Recurso”) and on July 23, 2020 the resolution was issued declaring the nullity of the tax credit and ordering the authority to reinstate the procedure since the tax credit was determined within a procedure flawed from its origin. Acapulco Airport filed a nullity action against the resolution to the “Recurso” since it would allow the authority to correct the deficiencies of the procedure, without respecting the requirements and terms of the tax audit procedure.

The nullity lawsuit was admitted for processing and the authority appeared in the trial, the development of the procedural stages of the trial will continue. The Acapulco Airport has recorded a provision in relation to this claim.

21.         Financial risk management

a.         Significant accounting policies

The Company is exposed to risks that are managed through the implementation of systems and processes related to identification, measurement, limitation of concentration, and supervision. The basic principles defined by the Company in the establishment of its risk management policy are the following:

●	Compliance with Corporate Governance Standards.

●	Establishment, by each different business line and subsidiary, of risk management controls necessary to ensure that market transactions are conducted in accordance with the policies, rules and procedures of the Company.

●	Special attention to financial risk management, basically composed by interest rate, exchange rate, liquidity and credit risks.

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

b.         Categories of financial instruments and risk management policies

The principal categories of financial instruments, are:

		December 31,
Financial assets	Risk classification	2020		2019		2018
Cash and cash equivalents and other investments held to maturity	Credit and interest rate	Ps.	2,948,804	Ps.	3,429,873	Ps.	2,978,559
Receivables, net	Credit and exchange rate		833,643		757,756		696,566

		December 31,
Financial liabilities	Risk classification	2020		2019		2018
Short-term and long-term debt	Interest rate, exchange rate and liquidity	Ps.	4,513,503	Ps.	4,549,575	Ps.	4,593,223
Trade accounts payable(1)	Liquidity		204,048		196,791		203,999
Accrued interest	Liquidity		44,295		42,438		40,227
Short-term and long-term financial leasing	Liquidity		194,763		220,860		28,806
Accounts payable to related parties	Liquidity		167,704		187,515		226,202

(1)	Does not include the payments of employee statutory profit-sharing amounts, which were Ps. 4,700, Ps.12,883 and Ps. 8,218 as of December 31, 2020, 2019 and 2018, respectively.

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

As of December 31, 2020 and 2019, the Company had an approximate Ps. 4,513,503 and Ps. 4,594,575, respectively, in outstanding long-term debt, of which 99% had a fixed interest rate and 1.0% a variable interest rate. As of December 31, 2018, the Company had an approximate Ps. 4,593,223 in outstanding long-term debt, of which 98% had a fixed interest rate and 2.0% a variable interest rate.

The contracted credit lines have interest payments at a variable rate, which exposes the Company to interest rate risk as a result of fluctuations in market interest rates. The risk exposure is mainly caused by the variations that could occur in the three-month LIBOR rate.

The Company manages this risk by monitoring constantly the changes of such interest rates. In recent years, the three-month LIBOR has decreased. The three-month LIBOR was at its highest level on January 2, 2020 (1.91%) and its lowest level on December 9, 2020 (0.22%). Therefore, the Company has not entered into hedging instruments to hedge the risk of a rise in such interest rates. In the future, if the behavior of the referenced rates established in its debt instruments changes and trends upward, the Company may decide to enter into hedging instruments.

Due to the Interest Rate Benchmark Reform, the Company has closely monitored the market and the output of various industry working groups managing the transition to the new benchmark interest rate. This includes announcements made by the IBOR regulators. The regulators have made it clear that, at the end of 2021, it will no longer seek to persuade, or compel, banks to submit to IBORs.

For variable rate debt, the Company determined that modifications will not be necessary as the debt expires in 2021.

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

As of December 31, 2020, 2019 and 2018, the Company maintained long-term debt, including the current portion, which accrue interest at a variable rate, of Ps. 13,503, Ps. 49,575 and Ps. 93,223, respectively (see notes 14 and 15, which disclose the outstanding balances and interest rates of the Company’s financial instruments). A hypothetical, instantaneous and unfavorable 10% change in the three-month LIBOR interest rate applicable to the outstanding debt with variable rates would have resulted in an additional financing expense of approximately Ps. 40, Ps.179 and Ps.260 for 2020, 2019 and 2018, respectively. The increase was calculated for U.S. dollar debt based on the year-end exchange rate of each year (Ps.19.9087, Ps. 18.8727, and Ps. 19.6566 for 2020, 2019 and 2018, respectively).

Exchange risk management – The Company performs transactions denominated in foreign currency; consequently, it is exposed to exchange rate risks, which are managed within the parameters of established and approved policies. The main risk related to the exchange rate involves changes in the value of the Mexican peso against the U.S. dollar.

Historically, a portion of the revenues generated by the Company’s airports (mainly derived from TUA charged to international passengers) are linked to U.S. dollars, although such revenues are collected in pesos based on the average exchange rate of the previous month. Of the Company’s consolidated revenues (excluding construction services revenues), 13.20%, 15.95% and 15.69% were from TUA of international passengers in 2020, 2019 and 2018, respectively. Substantially all other revenues of the Company are denominated in pesos. Based on an appreciation of 10% of the peso against the U.S. dollar, the Company believes that its revenues would have decreased by Ps.54,293, Ps.120,798 and Ps.106,179 in 2020, 2019 and 2018, respectively.

An appreciation of the Mexican peso against the U.S. dollar would reduce the U.S. dollar-denominated revenues and the Company’s obligations under U.S. dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Company’s U.S. dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

For the year ended December 31, 2020, the peso depreciated against the U.S. dollar by 5.5%, relative to the exchange rates prevailing at the end of 2019.

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

As of December 31, 2020, 2019 and 2018, a hypothetical, instantaneous and unfavorable change of 10% in the exchange rate of the peso against the U.S. dollar, applicable in the Company’s asset (liability) positions net of U.S.$ 77,094, U.S.$69,149 and U.S.$53,944 (amounts in thousands) would have resulted in an estimated exchange (gain) loss of approximately Ps. (150,745), Ps.(130,503) and Ps.(106,035) as of December 31, 2020, 2019 and 2018, respectively.

The carrying values of monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are as follows (amounts in thousands):

	Liabilities						Assets
	December 31,						December 31,
Currency	2020		2019		2018		2020		2019		2018
U.S. dollars	U.S.$	(4,095)	U.S.$	(10,059)	U.S.$	(13,185)	U.S.$	81,189	U.S.$	79,208	U.S.$	67,129

The transactions in thousands of U.S. dollars for the years ended December 31, 2020, 2019 and 2018, are as follows:

	December 31,
	2020		2019		2018
Technical assistance	U.S.$	3,766	U.S.$	7,954	U.S.$	8,781
Insurance		1,039		935		2,227
Purchase of machinery and maintenance		7,065		7,685		9,527
Software		2,152		443		437
Professional services, fees and subscriptions		1,786		702		2,147
Other		4,765		4,303		8,043

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31,
	2020		2019		2018
U.S. dollar exchange rate
As reported by the Mexican Central Bank	Ps.	19.9087	Ps.	18.8727	Ps.	19.6566

As of March 24, 2021, the exchange rate as reported by the Mexican Central Bank was Ps. 20.5788.

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

The customers balance is primarily comprised of TUA collected by airlines for each passenger traveling using air terminals and subsequently delivered to the Company. The Company has established three credit options: up to 60 days. These days are granted depending on the guarantee that the customer can provide. In case of default, customers will be subject to penalty interests and/or a legal collection process. For both credit customers and cash customers, there are established guarantees, which may include the following: trust, deposit, letter of credit, liquid credit, mortgage and collateral.

As of December 31, 2020, 2019 and 2018, the allowance for doubtful accounts, principally related with accounts receivable, are the amounts described in note 7.

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

							2028 and
As of December 31, 2020	2021		2022-2024		2025-2027		subsequently		Total
Long-term debt	Ps.	3,013,502	Ps.	1,500,001	Ps.	—	Ps.	—	Ps.	4,513,503
Interest(1)		188,641		118,077		—		—		306,718
Trade accounts payable		204,048		—		—		—		204,048
Interest Payable		44,295		—		—		—		44,295
Lease Liabilities		26,553		168,210		—		—		194,763
Accounts payable with related parties		167,704		—		—		—		167,704
Total	Ps.	3,644,743	Ps.	1,786,288	Ps.	—	Ps.	—	Ps.	5,431,031

							2027 and
As of December 31, 2019	2020		2021-2023		2024-2026		subsequently		Total
Long-term debt	Ps.	36,851	Ps.	4,512,724	Ps.	—	Ps.	—	Ps.	4,549,575
Interest(1)		308,630		306,760		—		—		615,390
Trade accounts payable		256,228		—		—		—		256,228
Interest Payable		42,438		—		—		—		42,438
Lease Liabilities		72,320		73,975		46,893		27,672		220,860
Accounts payable with related parties		187,515		—		—		—		187,515
Total	Ps.	903,982	Ps.	4,893,459	Ps.	46,893	Ps.	27,672	Ps.	5,872,006

							2026 and
As of December 31, 2018	2019		2020-2022		2023-2025		subsequently		Total
Long-term debt	Ps.	41,425	Ps.	3,051,798	Ps.	1,500,000	Ps.	—	Ps.	4,593,223
Interest(1)		309,877		596,259		19,680		—		925,816
Trade accounts payable		208,729		—		—		—		208,729
Interest Payable		40,227		—		—		—		40,227
Accounts payable with related parties		226,202		—		—		—		226,202
Total	Ps.	826,460	Ps.	3,648,057	Ps.	1,519,680	Ps.	—	Ps.	5,994,197

(1)	The projected interest is determined, in the case of obligations with a variable rate, based on LIBOR and assuming an exchange rate of Ps.19.9087, Ps. 18.8727 and Ps. 19.6566 (as of December 31, 2020, 2019 and 2018, respectively) per U.S. $1.00.

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

Financial liabilities

Long-term debt

December 31, 2020				December 31, 2019				December 31, 2018
Book value		Fair value		Book value		Fair value		Book value		Fair value
Ps.	4,513,503	Ps.	4,524,746	Ps.	4,594,575	Ps.	4,517,336	Ps.	4,593,223	Ps.	4,326,267

	Hierarchy of fair value as of December 31, 2020
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,512,510	Ps.	12,236	Ps.	—	Ps.	4,524,746

	Hierarchy of fair value as of December 31, 2019
	Level 1		Level 2		Level 3		Total
Financial liabilities
Long-term debt(1)	Ps.	4,371,570	Ps.	145,766	Ps.	—	Ps.	4,517,336

	Hierarchy of fair value as of December 31, 2018
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,129,695	Ps.	196,572	Ps.	—	Ps.	4,326,267

(1)	The fair values of the financial assets and financial liabilities included in the level 2 category above have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the credit risk of counterparties. The fair value of the financial liabilities included in Level 1, corresponds to stock certificates listed on the Mexican Stock Exchange.

22.          Shareholders’ equity

a.	Subscribed and paid-in capital stock as of December 31, 2020, 2019 and 2018, is comprised of ordinary, nominal shares, composed as follows:

	December 31, 2020
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	340,345,556	Ps.	262,447
Series BB Class I	49,766,000		38,375
	390,111,556	Ps.	300,822

	December 31, 2019
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	344,004,973	Ps.	265,269
Series BB Class I	49,766,000		38,375
Treasury Series B Class I shares	(2,470,158)		(1,905)
	391,300,815	Ps.	301,739

	December 31, 2018
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	344,004,973	Ps.	265,269
Series BB Class I	49,766,000		38,375
Treasury Series B Class I shares	(324,507)		(250)
	393,446,466	Ps.	303,394

b.	At the Ordinary Shareholders’ Meetings held on July 7, 2020, April 29, 2019 and April 28, 2018, the results for the years ended December 31, 2019, 2018 and 2017, respectively, were approved.

c.	During 2020 and 2019, 1,189,250 and 2,145,651 shares were repurchased, respectively, for amount of Ps. 150,000 and Ps. 244,201, respectively. In 2018, there were no shares repurchases or sales. As of December 31, 2020, 2019, and 2018, the market price per share was Ps. 128.39, Ps.141.83 and Ps. 93.65, respectively.

As of December 31, 2019, and 2018, the Company had in treasury repurchased shares in the amount of Ps. 244,201 and Ps. 34,234 such amount is represented by 2,470,158 and 324,507 Series B Class I shares.

d.	At the Ordinary General and Extraordinary Shareholders’ Meetings held on July 7, 2020 the shareholders approved the following:
●	It was approved to increase the reserve for the repurchase of the Company’s shares to $1,500,000, for which the total amount used for the repurchase of shares during 2019 was transferred, as well as the amount used from January 1, 2020 to the date of the Meeting. Likewise, it was approved to exercise up to said amount, in the period between the date of this Meeting and the date of the Meeting that approves the results of the 2020 fiscal year.
●	The cancellation of 3,659,417 Series B shares for a notional value of $2,822 held in the Company's treasury was approved.
●	The decrease of the fixed portion of the Company’s capital stock to $300,822, representing a total of 390,111,556 common shares, of which 49,766,000 shares correspond to Series BB and 340,345,556 correspond to Series B shares.

e.	At the Ordinary General Shareholders' Meeting held on April 29, 2019 the shareholders approved the following:

◾	The payment of a cash dividend of Ps.1,600 million, to be paid in a single installment of Ps. 4.0633 per share (the amount effectively paid was Ps.1,598,680), corresponding to the shares outstanding less the treasury stock at the payment date (May 31, 2019);

◾	It was approved to increase the share repurchase reserve to Ps.1,500,000, for which Ps. 33,984 of retain earnings are transferred to the reserve.

f.	At the Ordinary General Shareholders’ Meeting held on April 23, 2018 the shareholders approved the following:

◾	The payment of a cash dividend of Ps.1,600 million, to be paid in a single installment of Ps. 4.0633 per share (the amount effectively paid was Ps.1,598,680), corresponding to the shares outstanding less the treasury stock at the payment date (May 30, 2018);

◾	A share repurchase reserve of Ps.1,466 million and authorized use of up to that amount to repurchase Series B shares during 2019 and until the next annual meeting approves the 2019 result.

g.	Shareholders’ equity, except restated paid-in capital and tax-retained earnings, will be income tax on dividends by the Company to the effect upon the distribution rate. Any tax paid on such distribution may be credited against income tax for the year in which the tax on dividends and the following two years, against the tax for the year and interim payments thereof is paid.

h.	Retained earnings include the statutory legal reserve. Under the Mexican General Corporations Law, at least 5% of the year’s net profits must be placed in a legal reserve until the reserve equals an amount representing 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the Company is dissolved, and must be replenished if it is reduced for any reason. As of December 31, 2020 and 2019 Ps. 60,729 and 2018 Ps.61,689, in each year.

23.         Accumulated other comprehensive loss

Accumulated other comprehensive loss is as follows:

	Labor obligations
	Amount		Deferred taxes		Total
Balance as of January 1, 2018	Ps.	(15,679)	Ps.	4,688	Ps.	(10,991)
Movements of the year		24,173		(4)		24,169
Balance as of December 31, 2018		8,494	Ps.	4,684	Ps.	13,178
Movements of the year		(12,834)		3,850		(8,984)
Balance as of December 31, 2019		(4,340)		8,534		4,194
Movements of the year		(13,039)		3,912		(9,127)
Balance as of December 31, 2020	Ps.	(17,379)	Ps.	12,446	Ps.	(4,933)

24.         Related party balances and transactions

a.	Advance payments for construction to related parties are as follows:

	December 31,
	2020		2019		2018
ICA Constructora de Infraestructura, S.A. de C.V. (1)	Ps.	7,964	Ps.	178,977	Ps.	28,363
ICA Constructora, S.A. de C.V. (1)		90,204		—		6,859
Autovía Golfo Centro, S.A. de C.V. (1)		110,312		—		—
VCD Construcción y Desarrollo, S.A.P.I. de C. V. (1)		5,729		3,012		3,125
	Ps.	214,209	Ps.	181,989	Ps.	38,347

b.	The accounts payable with related parties are as follows:

	December 31,
Payable:	2020		2019		2018
Servicios de Tecnología Aeroportuaria, S.A. de C.V. (SETA) (1)	Ps.	—	Ps.	80,504	Ps.	140,294
Operadora Nacional Hispana, S.A. de C.V.(1)		5,928		2,527		6,900
VCD Construcción y Desarrollo, S.A.P.I. de C.V.(1)		5,772		5,335		5,947
ICA Ingeniería S. A. de C. V.(1)		367		1,177		367
Actica Sistemas, S. de R.L. de C.V.(1)		3,971		3,972		5,588
Autovía Golfo Centro S.A. de C.V.		16,442		—		—
GGA Capital, S.A.P.I. de C.V.(1)		117,845		75,950		61,250
ICA Constructora de Infraestructura, S.A. de C.V.(1)		—		16,652		5,222
ICA Constructora, S. A. de C. V. (1)		16,564		—		—
Grupo ICA Constructora. S.A. de C.V.(1)		794		794		—
Grupo Hotelero Santa Fe, S. A. de C. V. (1)		21		604		634
	Ps.	167,704	Ps.	187,515	Ps.	226,202

(1)	Affiliated company

The balance payable to GGA Capital, S.A.P.I. of C.V. for Ps. 117,845, Ps. 75,950 and Ps.61,250 corresponds to short term loans as of December 31, 2020, 2019 and 2018, respectively. Loans generated interest at a 91-day TIIE rate plus 3.5 percentage points, the interest rate was 7.7430% and 10.1412% and 11.8500%, respectively.

c.	The principal transactions with related parties performed in the normal course of business, are as follows:

	Year ended December 31,
	2020		2019		2018
Capital Expenditures:
Industrial warehouse	Ps.	100,194	Ps.	43,599	Ps.	94,938
Financial Leases:
Building		6,323		5,269
Expenses:
Payments from technical assistance received		81,164		150,108		172,610
Administrative services		35,450		43,196		69,887
Maintenance		2,705		1,887		226
Interests		5,365		4,507		5,037
Revenues:
Revenues from Leases		—		72		258
Concessioned Assets
Improvements and Major maintenance		564,563		553,405		359,736

Remuneration to directors and officers who sit on the Board of Directors and Executive, Audit, Corporate Governance, Finance and Sustainability Committees totaled Ps. 12,453, Ps.14,546 and Ps.23,950 for 2020, 2019 and 2018, respectively.

Employee Benefits – Employee benefits granted to key management personnel of the Company were comprised solely of short-term benefits of Ps. 73,711 Ps.58,989 and Ps.96,344 in 2020, 2019 and 2018, respectively.

Technical Assistance – On December 14, 2020, a Third Amending Agreement to the Technical Assistance and Technology Transfer Agreement with SETA was signed with a term through December 31, 2021, and automatic annual renewals thereafter. The annual consideration under the amendment is the greater of U.S. $ 3,766,000 (updated annually according to the U.S. consumer price index) and 3% of the Company’s consolidated EBITDA before payment of the technical assistance fee. For purposes of this calculation, consolidated EBITDA before technical assistance considers exclusively airport concessions and companies that directly or indirectly provide employee services to airports.

In 2019 and 2018 the variable part of the consideration for this concept was greater than the fixed part of US$3,661 (thousand) and US$3,517 (thousand). In 2020 no variable part was generated in excess of the fixed part of US$3,766 (thousand).

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

SETA holds 12.8% of GACN outstanding capital stock in the form of Series “BB” shares and, additionally holds 1.9% in the form of Series “B” shares.

25.         Operating segment data

The reportable segments are determined on the basis of which the Company internally reports its segment reporting to senior management for purposes of making operating decisions. Considering the same accounting basis described in note 4. The financial information of the holding company and its service companies, have been combined and included in the “other” column.

					Construction		Depreciation										Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		Capital		in airport
December 31, 2020	revenues		revenues		revenues		amortization		income		segment		segment		investments		concessions

Metropolitan
Monterrey	Ps.	1,278,255	Ps.	479,322	Ps.	802,470	Ps.	122,507	Ps.	445,952	Ps.	6,479,365	Ps.	1,367,347	Ps.	823,103	Ps.	3,870,329
Tourist
Acapulco		117,218		27,159		29,409		44,780		21,587		1,414,504		449,606		29,561		1,257,321
Mazatlán		211,184		37,431		24,704		18,699		63,103		1,358,969		162,731		24,747		548,185
Zihuatanejo		98,645		18,360		45,984		19,091		12,961		623,522		130,925		45,984		553,611
Regional
Chihuahua		215,728		46,049		30,679		25,274		50,038		942,529		172,428		32,225		707,619
Culiacan		359,562		51,732		68,142		20,887		92,341		1,176,640		208,282		68,142		628,208
Durango		79,515		11,083		50,203		8,259		10,220		361,233		130,170		50,534		253,402
San Luis Potosi		108,045		28,508		58,189		21,569		34,648		764,159		507,738		58,189		677,976
Tampico		74,330		17,414		67,530		9,920		10,157		459,542		173,952		67,530		385,514
Torreon		94,892		17,425		12,233		10,605		23,661		427,761		145,686		12,233		288,688
Zacatecas		71,292		10,512		7,480		8,024		20,756		278,600		104,243		7,480		212,775
Border
Ciudad Juarez		199,685		37,736		27,949		12,717		60,241		685,696		251,677		32,311		376,574
Reynosa		58,010		11,500		55,366		9,553		9,171		724,866		445,447		55,366		596,461
Hotel
NH T2 Hotel		—		110,299		—		40,301		(8,609)		498,674		201,062		187		—
Hilton Garden Inn		—		32,614		—		11,430		(6,918)		297,470		31,397		3,628		—
Industrial Park:
VYNMSA		—		56,454		—		23,621		24,082		494,223		277,183		107,952		—
Other		—		2,671,873		—		36,688		1,621,773		18,275,746		6,327,815		10,945		—
Total		2,966,362		3,665,473		1,280,339		443,927		2,485,163		35,263,499		11,087,689		1,430,117		10,356,661

Eliminations		(23,804)		(2,494,434)		(26,470)		(8,583)		(763,696)		(17,071,919)		(3,722,356)		(28,634)		(127,006)

Consolidated	Ps.	2,942,558	Ps.	1,171,039	Ps.	1,253,869	Ps.	435,344	Ps.	1,721,468	Ps.	18,191,580	Ps.	7,365,333	Ps.	1,401,483	Ps.	10,229,656

					Construction		Depreciation										Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		Capital		in airport
December 31, 2019	revenues		revenues		revenues		amortization		income		segment		segment		investments		concessions

Metropolitan
Monterrey	Ps.	2,641,052	Ps.	726,685	Ps.	323,035	Ps.	111,020	Ps.	473,615	Ps.	5,715,147	Ps.	941,349	Ps.	331,393	Ps.	3,168,968
Tourist
Acapulco		227,954		40,241		63,102		43,286		53,812		1,419,091		452,731		63,333		1,269,386
Mazatlán		321,313		52,857		34,573		17,514		52,626		1,261,473		153,667		34,573		541,430
Zihuatanejo		191,512		25,596		22,876		18,660		43,614		605,929		122,048		22,876		524,549
Regional
Chihuahua		411,393		67,021		124,701		17,974		67,379		888,950		157,533		135,394		699,711
Culiacan		617,979		66,286		68,960		18,658		96,278		1,021,410		140,294		69,834		579,084
Durango		150,130		13,433		36,677		7,537		23,014		329,251		104,720		36,677		210,111
San Luis Potosi		174,340		35,631		110,743		12,857		27,938		736,196		470,919		110,743		639,981
Tampico		197,160		28,057		61,823		9,218		31,808		424,573		143,603		61,823		326,939
Torreon		201,446		23,683		18,343		9,883		31,658		394,575		129,541		18,639		285,823
Zacatecas		141,500		13,945		6,842		7,813		31,135		276,150		113,357		6,842		212,224
Border
Ciudad Juarez		380,271		55,990		17,650		11,799		61,374		602,764		211,678		31,452		362,169
Reynosa		113,515		18,240		112,031		8,189		26,375		676,207		400,642		113,242		549,139
Hotel
NH T2 Hotel		—		255,393		—		39,546		77,325		518,590		201,012		9,190		—
Hilton Garden Inn		—		103,474		—		11,382		32,345		301,362		34,001		82		—
Industrial Park:
VYNMSA		—		41,981		—		19,548		15,622		390,478		185,094		46,160		—
Other		—		5,651,607		—		50,368		4,891,268		17,432,325		6,554,142		3,194		—
Total		5,769,565		7,220,120		1,001,356		415,252		6,037,186		32,994,471		10,516,331		1,095,447		9,369,514

Eliminations		(16,903)		(5,400,515)		(46,522)		—		(1,181,880)		(15,717,510)		(3,126,865)		(46,522)		(102,403)

Consolidated	Ps.	5,752,662	Ps.	1,819,605	Ps.	954,834	Ps.	415,252	Ps.	4,855,306	Ps.	17,276,961	Ps.	7,389,466	Ps.	1,048,925	Ps.	9,267,111

					Construction		Depreciation										Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		Capital		in airport
December 31, 2018	revenues		revenues		revenues		amortization		income		segment		segment		investments		concessions

Metropolitan
Monterrey	Ps.	2,447,993	Ps.	649,393	Ps.	232,698	Ps.	103,454	Ps.	815,055	Ps.	5,350,950	Ps.	742,350	Ps.	282,514	Ps.	2,935,333
Tourist
Acapulco		182,663		34,279		279,099		33,125		43,460		1,415,909		467,444		279,099		1,246,261
Mazatlán		276,126		46,754		31,308		16,594		81,654		1,256,447		164,075		31,306		523,655
Zihuatanejo		167,578		22,934		13,534		18,266		43,595		617,071		117,245		13,587		518,134
Regional
Chihuahua		364,755		56,128		141,546		13,462		103,980		874,960		170,457		141,908		590,944
Culiacan		539,540		57,313		33,888		17,408		145,767		978,514		153,687		34,035		526,881
Durango		112,310		10,822		13,788		6,558		29,339		294,355		76,831		13,788		179,567
San Luis Potosi		167,030		30,275		231,726		8,711		39,665		635,811		385,551		231,726		540,721
Tampico		190,502		26,891		26,169		8,604		47,618		333,070		75,739		26,169		273,340
Torreon		184,396		22,655		19,990		9,426		48,883		352,659		111,946		19,990		276,164
Zacatecas		105,626		11,935		9,655		7,460		27,667		261,320		86,236		9,656		212,093
Border
Ciudad Juarez		310,892		45,287		9,096		11,631		89,551		496,472		153,823		9,096		353,807
Reynosa		106,867		14,810		144,830		7,909		30,104		567,054		309,368		153,562		443,771
Hotel
NH T2 Hotel		—		246,065		—		22,969		67,250		308,727		29,626		5,772		—
Hilton Garden Inn		—		100,051		—		10,840		28,973		248,633		7,260		5,208		—
Industrial Park:
VYNMSA		—		28,190		—		14,260		8,276		344,931		139,277		97,153		—
Other		—		4,433,390		—		41,068		4,135,788		15,504,577		6,069,798		5,616		—
Total		5,156,278		5,837,172		1,187,327		351,745		5,786,625		29,841,460		9,260,713		1,360,185		8,620,671

Eliminations		(16,226)		(4,211,675)		(45,822)		—		(1,654,089)		(14,250,976)		(2,182,156)		(45,822)		(54,015)

Consolidated	Ps.	5,140,052	Ps.	1,625,497	Ps.	1,141,505	Ps.	351,745	Ps.	4,132,536	Ps.	15,590,484	Ps.	7,078,557	Ps.	1,314,363	Ps.	8,566,656

26.         Revenues

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

Following is a detail of the composition of revenues of the Company, using the classification established by the General Airports Law and its related regulations, with the exception of non-aeronautical revenues as mentioned in the preceding paragraph:

	Year ended December 31,
	2020		2019		2018
Aeronautical services:
Domestic TUA	Ps.	1,857,551	Ps.	3,776,401	Ps.	3,382,198
International TUA		542,933		1,207,989		1,061,793
Landing charges		147,387		229,919		205,787
Platform for embarking and disembarking		90,257		150,055		136,852
Aircraft parking charges on extended stay or overnight		31,905		35,910		36,402
Domestic and international passenger and carry-on baggage check		29,688		62,970		54,570
Aerocars and jetways		19,920		48,074		47,956
Other airport services, leases and regulated access rights(2)		222,917		241,344		214,494
Total revenues from aeronautical services	Ps.	2,942,558	Ps.	5,752,662	Ps.	5,140,052

	Year ended December 31,
	2020		2019		2018
Non-aeronautical services:
Commercial activities
Car parking charges	Ps.	126,818	Ps.	279,463	Ps.	244,461
Advertising(1)(2)		59,695		76,200		68,475
Retail operations(1)(2)		64,486		124,554		114,418
Food and beverage(1)(2)		87,499		144,374		120,828
Car rental operators(1)(2)		111,037		149,454		131,478
Time share developers(1)(2)		12,683		16,663		14,115
Financial services(2)(3)		7,853		10,367		9,255
Communication and services(1)(2)		17,800		16,006		15,551
Services to passenger		3,281		4,127		2,746
VIP lounges		36,538		51,176		36,649
Other services		44,300		43,542		36,607
Total revenue from commercial activities		571,990		915,926		794,583

Diversification activities:
Hotel services		141,890		357,032		344,307
OMA Carga		183,382		194,936		177,396
Real estate services		16,499		18,181		16,352
Industrial services		51,272		39,451		26,340
Other services		7,547		4,966		4,061
Total diversification activities		400,590		614,566		568,456

Complementary activities:
Leasing of space(1)(2)		85,729		83,477		74,887
Access rights		15,819		19,709		18,023
Documented baggage inspection		86,491		175,006		153,192
Other services (CUSS and CUTE)		10,420		10,921		16,356
Total of complimentary activities		198,459		289,113		262,458
Total revenue from non-aeronautical services	Ps.	1,171,039	Ps.	1,819,605	Ps.	1,625,497

(1)	These revenues are considered as commercial concessions.

(2)	Revenues from commercial concessions and complementary activities are generated principally based on the terms of Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the NCPI) and/or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent are included under the caption “Commercial concessions” above.

Approximately 77%, of consolidated revenues for the years ended December 31, 2020 and 2019 and 2018 generated by the Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua, Ciudad Juárez, and San Luis de Potosí airports.

27.         Cost of services

The cost of services is as follows:

	Year ended December 31,
	2020		2019		2018
Wages and salaries	Ps.	227,076	Ps.	242,237	Ps.	231,753
Maintenance		124,563		177,191		152,583
Security and insurance		134,774		161,351		170,549
Utilities (electric, cleaning and water)		122,961		177,250		210,158
Building lease		2,543		15,683		44,359
Allowance for doubtful accounts		17,738		(241)		(5,960)
Cost of hotel service		30,650		85,706		65,853
Employee statutory profit sharing		1,917		236		1,099
Equipment lease, fees and others		103,736		94,794		107,502
	Ps.	765,958	Ps.	954,207	Ps.	977,896

28. Subsequent event

Issuance OMA Debt

On April 16, 2021, the Company issued Ps. 3,500,000 through 5- and 7-year term debt securities in the Mexican market. The 5-year debt security, with a principal amount of Ps. 1,000,000, accrues interest at a variable rate of 28-day TIIE plus 75 basis points with principal amount to be paid at maturity on April 10, 2026. The 7-year debt security, with a principal amount of Ps. 2,500,000, accrues interest at a fixed rate of 7.83% with principal amount to be paid at maturity on April 7, 2028. The proceeds of the issuances were used to redeem, on April 19, 2021, the Ps. 3,000,000 debt securities maturing in June 2021 and will fund eligible investments under the Company’s Master Development Program.

2021 Annual Shareholders’ Meeting

The Annual Meeting for the Shareholders of the Company was held on April 21, 2021. The General Ordinary Shareholders’ Meeting approved the declaration and payment of a cash dividend to shareholders of up to Ps. 2,000 million and delegated to the Board of Directors the power to determine the amount to be paid out, which will come from accumulated earnings, as well as the date or dates and forms of payment. The declaration of the aforementioned dividend will become effective as of the date the Board makes its determination.

29.         Authorization for the issuance of the consolidated financial statements

The Company’s consolidated financial statements were authorized for issuance on April 30, 2021, by the Chief Executive Officer, Ricardo Dueñas Espriu and Ruffo Pérez Pliego del Castillo, General Director of Administration and Finance and, consequently do not reflect the events occurred after that date.

* * * * * *