Form 20-F
period 2021-12-31
Central North Airport Group
filed 2022-04-29
CIK 1378239

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Title of each class:	Number of Shares
Series B shares	336,403,425 (excluding 3,942,131 shares repurchased held in treasury )
Series BB shares	49,766,000

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

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻	IFRS ⌧	Other ◻

Indicate by check mark which financial statement item the registrant has elected to follow:

◻ Item 17 ⌧ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).

☐ Yes ⌧ No

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒ Yes ◻ No

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.          Offer Statistics and Expected Timetable

Not applicable.

Item 3.          Key Information

RISK FACTORS

Risks Related to Our Operations

The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.

The outbreak, and measures taken to contain or mitigate the coronavirus (“COVID-19”), have had dramatic adverse consequences for the global economy, including demand, operations, supply chains and financial markets. COVID-19 has led to travel restrictions imposed by governments, flight cancellations, and a marked decline in passenger demand for air travel, domestically and worldwide.

As a result of the COVID-19 pandemic, since 2020, the Mexican Government established different measures to contain or mitigate the coronavirus, including the issuance of decrees suspending all non-essential activities in the country from March 31, 2020 through May 30, 2020. However, since the beginning of the pandemic, airports were and have been considered essential and our airports have remained operational since. As a consequence of these measures, total passenger traffic in our airports declined 22.2% and 52.3% in 2021 and 2020, as compared to 2019.

In response to the material deterioration in air traffic, we took a number of actions in 2020 and 2021 to mitigate our business, operations and financial condition, including, among others, (a) the temporary reduction of certain operating areas in terminal buildings, which resulted in electricity savings and optimization of our cleaning and security crew, (b) deferral of cost in minor maintenances based on prevailing levels of operations, (c) headcount reduction of approximately 100 positions implemented in the third quarter of 2020, and (d) deferral and discount agreements with commercial and aeronautical clients, most of which were phased out on June 30, 2021. Additionally, we established health and safety protocols aimed at enhancing the well-being of passengers and essential operating personnel across the airports we operate. Protective gear is required for staff working on the premises, and sanitization practices in accordance with the guidelines of local health authorities remain in place.

On November 24, 2021, a new COVID-19 variant named Omicron was reported to the World Health Organization (WHO). This new variant was first detected in specimens collected in Botswana and South Africa, and was identified as having spread faster than other variants. As a result, we expect that the COVID-19 pandemic will continue to adversely impact the countries and regions where we operate in 2022. Our total passenger traffic decreased 10.0% in the first quarter of 2022 as compared to the first quarter of 2019.

The full extent of the ongoing impact of COVID-19 on the Company’s longer-term operational and financial performance will depend on future developments, including those outside our control related to the efficacy and speed of vaccination programs in curbing the spread of the virus, the introduction and spread of new variants of the virus such as the Delta and Omicron variants, which may be resistant to currently approved vaccines, passenger testing requirements, mask mandates or other restrictions on travel, all of which are highly uncertain and cannot be predicted. Even where formal advisories and restrictions have been lifted or reduced, the increased spread or resurgence of COVID-19 could result in the reintroduction of or increase in such formal advisories and restrictions.

The COVID-19 pandemic has had a material impact on the Company, and the continuation of reduced air travel demand could have a material adverse effect on the Company’s business, operating results, financial condition and liquidity.

Large scale international events, including acts of terrorism, wars and the military action launched by Russian forces in Ukraine, could have a negative impact on international air travel and our revenues.

Events such as the conflicts in the Middle East and terrorist attacks worldwide have negatively affected in the past the frequency and pattern of air travel worldwide.

On February 24, 2022, Russian forces launched significant military action against Ukraine, and sustained conflict and disruption in the region has continued as of the date of this report. The impact to Ukraine as well as actions taken by other countries could have a material adverse effect on our operations. Any general increase of hostilities in Ukraine, even if not made on or targeted directly at the air travel industry, or the fear of or the precautions taken in anticipation of any potential military attacks such as elevated national threat warnings, travel restrictions, selective cancellation or redirection of flights and new security regulations, among others, (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry as a result of new security requirements and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

In addition, in response to the conflict between Russia and Ukraine, the U.S. and other countries have imposed sanctions or other restrictive actions against Russia. The U.S. and global markets are experiencing volatility and disruption following the escalation of such geopolitical tensions and the military conflict between Russia and Ukraine. Any of the above factors, including sanctions, export controls, tariffs, trade wars and other governmental actions, could have a material adverse effect on the travel industry and therefore our business, financial condition, cash flows and results of operations. See also “Variations in international fuel prices could directly or indirectly adversely affect our business and results of operations.”

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

Furthermore, in September 2017, the U.S. administration announced its plan to phase out the Deferred Action for Childhood Arrivals program (“DACA”), which allows certain individuals who entered the U.S. as undocumented minors to defer immediate deportation and to be eligible for a work permit. Because the majority of individuals who benefit from this program are from Mexico, terminating the program may affect relations between Mexico and the U.S., as well as transit between the two countries. On July 16, 2021, the U.S. District Court for the Southern District of Texas issued a ruling partially suspending DACA. The ruling permits the continued processing of DACA renewals but does not allow for any new applications to be granted. There is still uncertainty about whether and when DACA will be ratified, and we cannot assess the impact it may have on particular industries or government policies that may result. If new federal immigration legislation is enacted in the U.S., such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the United States. Such restrictions could have a material adverse effect on our passenger traffic results. Also, the U.S. passed the Tax Cuts and Jobs Act on December 22, 2017, which, among others, reduces the U.S. corporate income tax rate from 35% to 21%, and implemented new import taxes on certain goods, approved on January 22, 2018. We cannot predict the impact that these measures may have on trade between the U.S. and Mexico or whether foreign direct investment from the U.S. to Mexico will decrease.

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

The outbreak of COVID-19 has adversely affected the economies and financial markets of many countries, including the United States and Mexico. The extent to which COVID-19 impacts these economies will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and scope of the outbreak and the actions taken to contain or treat the outbreak, within the United States, Mexico and around the world. The United States and Mexico technically entered into a recession in 2020 following the COVID-19 outbreak. Although recent vaccine approvals and rollout have raised hopes of a turnaround in the COVID-19 pandemic later this year, renewed waves and new variants pose concerns for the outlook. Growth may be stymied if virus surges (including from new variants such as Delta and Omicron) prove difficult to contain, infections and deaths mount rapidly before vaccines are widely available. The COVID-19 pandemic, coupled with the measures implemented by governmental authorities to contain and mitigate the effects of COVID-19, including shutdowns of non-essential infrastructure businesses, stricter border controls, stringent quarantines and social distancing, triggered significant economic downturn in Mexico and the United States. The extent and effect of a potentially new recession is difficult to predict, including whether such recession and any recovery thereof will be similar to past periods of recession and recovery.

Moreover, international events, such as decreases in oil prices and the slower growth in the Chinese economy, have led to volatility in the international markets and adversely affected the Mexican economy. As a result, Mexico has been forced to cut public expenses, since oil output is one of the main sources of revenue in Mexico. In recent years, however, the U.S. economy has improved, with the GDP increasing at an annualized rate in real terms of 2.3% in 2019, decreased 3.5% in 2020 and increased 5.7% in 2021, and our international passenger traffic increasing 7.9%, decreased 56.9% and increased 94.3%, respectively. In the event of an economic downturn, developing countries, which have largely rebounded from the economic and financial crisis in 2009, would be impacted through trade and financial channels.

Our business is particularly dependent on the condition of the U.S. economy and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. For more information on U.S. travel restrictions related to COVID-19, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.” According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), in 2021, exports from Mexico to the United States represented approximately 80.7% of Mexican exports, and 47.5% of foreign direct investment in Mexico originated in the United States. According to the U.S. Bureau of Economic Analysis, in 2021, secondary income received from the United States, which includes government and private transfers, was approximately U.S.$18.1 billion.

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

For example, European Brent crude oil spot prices dropped from U.S.$67.77 per barrel on December 31, 2019 to U.S.$9.12 per barrel on April 21, 2020, and increased from U.S.$51.22 per barrel on December 31, 2020, to U.S.$ 77.24 per barrel on December 31, 2021. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. From December 31, 2021, to April 22, 2022 the European Brent crude oil spot prices surged 30.3% largely as a result of concerns over potential supply disruptions in connection with the current conflict between Russia and Ukraine, the outcome of which and the impact that it may have on fuel prices is uncertain.

In the past, increased costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and, in some cases, even contributed to filings for bankruptcy by some airlines. Our business could be negatively impacted by hydrocarbon price volatility as the result of, or as a result of the threat of, Russian activities in Ukraine and as the result of, or as a result of the threat of, Russia expanding its production of oil and gas to finance its activities in Ukraine and destabilize world energy markets. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from member states in the Organization of the Petroleum Exporting Countries. An actual increase, or the threat of an increase, in Russian military activities in Ukraine could lead to increased volatility in global oil and gas prices. Further, recent increases in oil prices may lead to an unpredictable drop in pricing in the medium to long-term, and any substantial variation in fuel prices could have an adverse effect on our results of operations and financial condition. Additionally, trade and monetary sanctions in response to future developments relating to the movement of Russian military units into Ukraine could significantly affect worldwide oil prices and demand and cause turmoil in the global financial system, which could in turn materially affect our business and financial condition. See also “Large scale international events, including acts of terrorism, wars and the military action launched by Russian forces in Ukraine, could have a negative impact on international air travel and our revenues.”

Our business is highly dependent on the operations of Mexico City International Airport.

In 2019, 2020 and 2021, approximately 43.0%, 40.0% and 40.3%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport (Aeropuerto Internacional de la Ciudad de México, S.A. de C.V.) As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.

On July 3, 2017, the Mexican Federal Antitrust Commission (Comisión Federal de Competencia Económica, or the “Antitrust Commission”) issued Corrective Measures for the Mexico City International Airport to address the inefficiencies observed at the airport during congested hours, limiting operations between the hours of 7:00 and 22:00. In response, on September 29, 2017, the Ministry of Infrastructure, Communications and Transportation (Secretaría de Infraestructura, Comunicaciones y Transportes and formerly known as Ministry of Communications and Transportation) announced in the Federal Official Gazette the General Guidelines for the allocation of slots at congested airports (see “Risk Factors—Risks Related to the Regulation of Our Business—The Company cannot predict how the regulations governing the business will be applied.”). The indirect effect of the new regulation in 2017 was a decrease in the number of flights and an increase in the number of flight cancellations to and from Mexico City International Airport and other regional destinations.

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

In addition, the current Mexican federal administration announced that it would seek to alleviate congestion at the existing airport by (i) converting a military airport approximately 40 kilometers (24.9 miles) outside of Mexico City (the “Felipe Ángeles Airport”) to a civil airport that started operations on March 21, 2022, (ii) expanding the Toluca International Airport, which is approximately 60 kilometers (37.3 miles) outside of Mexico City and (iii) expanding the boarding gate capacity at Terminal 2 of the existing Mexico City International Airport, which expansion plan was announced on September 24, 2019. There is still uncertainty about what impact the new Felipe Ángeles airport will have to alleviate congestion at the existing Mexico City International Airport. We cannot assure you that the airport’s operations will remain at existing levels or increase in the future.

Security enhancements have resulted in increased costs and may require additional investments in the future.

In 2021, 12.8% of the passengers served by our airports were international passengers, of which, 85.2% arrived or departed on flights originating in or departing to the United States. The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance. Following the events of September 11, 2001, we reinforced security at our airports, and our general liability insurance premiums increased substantially. For more information on the insurance policies we carry, see “Item 4. Information on the Company – Property, Plant and Equipment.”

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

We incur ongoing expenses to maintain and operate this equipment and expect to incur ongoing expenses to maintain any equipment purchased. In the future, we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. For instance, replacement of the majority of our baggage screening equipment with new Computer Tomography X-ray (CTX) baggage screening equipment began in 2021 and will continue through 2025, although regulatory changes could force our airports to undertake this replacement sooner. In addition, the circular CO SA-17.9/16 established that airports must have alternative baggage screening methods in case the inspection technology currently used is no longer available. We believe that we comply with the baggage screening guidelines, but AFAC may require additional investments. These additional expenses could restrict our liquidity and adversely affect our financial position.

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

Our business is highly dependent upon revenues from seven of our thirteen airports and OMA Logística, S.A. de C.V. (“OMA Logística”) and could be adversely impacted by any condition affecting those businesses.

In 2021, approximately 80.5% of the sum of our aeronautical and non-aeronautical revenues were generated from seven of our thirteen airports and OMA Logística, S.A. de C.V. (“OMA Logística”). The Monterrey airport generated the most significant portion of our revenues. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports, including the percentage of total revenues generated by our other subsidiaries:

For Year Ended
Airport / Subsidiary	December 31, 2021
Monterrey	42.2%
Culiacán	9.1%
Chihuahua	6.7%
Ciudad Juárez	6.3%
OMA Logistica S.A. de C.V. ("OMA Logística")	6.1%
Mazatlán	5.2%
San Luis Potosí	3.3%
Acapulco	3.3%
Six other airports, Servicios Complementarios del Centro Norte and Terminal 2 NH Collection Hotel	17.8%
Total	100.0%
(1)	OMA Logística includes revenues from Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V. and OMA-VYNMSA Aero Industrial Park, S.A. de C.V., as well as certain commercial and cargo revenues.

As a result of the substantial contribution to our revenues from these seven airports and OMA Logística, any event or condition affecting these principal airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

We rely on a variety of information technology to manage our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. If critical information systems fail or are otherwise unavailable, our ability to provide services at our airports, collect accounts receivable, pay expenses and maintain our security and customer data, could be adversely affected. In addition, these systems may require modifications or upgrades as a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations, and could impose substantial demands on management time. Our systems may be vulnerable to damage or disruption caused by circumstances beyond our control, such as catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, physical or electronic break ins, unauthorized access and cyber-attacks.

In the third quarter of 2021, we detected that several of our servers had been compromised with ransomware. Relying on our backup processes and consolidated infrastructure, we were able to restore the majority of our compromised servers within 48 hours of the incident. The main systems at the airports were not affected and remained in operation with minimal disruption.

To prevent future cybersecurity incidents, we are constantly updating our infrastructure with the latest security technologies, and we conduct vulnerability analyses and penetration testing periodically. Our information systems contain backup systems, including physical and software safeguards located outside of our offices, and a cold site for critical systems. In addition, we protect our systems with antivirus software, end-point protection software and last generation firewalls, including firewalls to filter traffic from the Internet. There can be no assurances that these preventive actions to mitigate cybersecurity risks and incidents will be successful in avoiding future cyber-attacks. Any such incident could hinder our ability to protect the privacy of our clients and business by causing the unauthorized distribution of confidential data and valuable financial information, which may cause damage to our reputation and may require us to incur additional expenses. Although actions are taken continuously to improve and monitor our information technology systems, these systems remain vulnerable to failures or unauthorized access, which could adversely affect our operations, financial condition and liquidity.

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

As a result of the various measures implemented to control the spread of COVID-19, such as the suspension of non-essential activities and the reduced demand for air travel and hotel services, the operation of our two hotels has experienced significant declines in occupancy rates and in revenues. In 2020, the occupancy rates in our Terminal 2 NH Collection Hotel and our Hilton Garden Inn Hotel in the Monterrey airport were 42.4 and 41.6 percentage points lower, respectively, than in 2019. On April 6, 2020, we temporarily suspended services our Hilton Garden Inn Hotel through July 6, 2020 due to low occupancy demand as a result of the COVID-19 outbreak. In 2021, the average occupancy rates in our Terminal 2 NH Collection Hotel and our Hilton Garden Inn Hotel in the Monterrey airport were 20.3 and 31.6 percentage points lower, respectively, than in 2019.

Both of the hotels that we operate, our OMA-VYNMSA industrial park and our OMA Carga bonded warehouses could face additional competition from third parties developing similar projects in areas adjacent to the Monterrey airport. Despite our efforts to retain clients, we cannot predict whether our clients will continue occupying our commercial spaces or cancel their contracts. Furthermore, the continued growth at our OMA-VYNMSA industrial park and our OMA Carga bonded warehouses business could also decline should there be a slowdown in the Mexican economy. All such factors could adversely affect the profitability of our non-aeronautical businesses and our ability to recover our investments in such projects.

Our operations depend on certain key airline customers, and the loss or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.

Of the total aeronautical revenues generated at our airports in 2021, VivaAerobus represented 36.0%, Volaris represented 24.5% and Aeroméxico and its affiliates represented 18.7%. None of our contracts with our airline customers obliges them to continue providing service from our airports and, if any of our key customers reduces their use of our airports, competing airlines may not add flights to their schedules to replace any flights no longer handled by our principal airline customers. On June 30, 2020, Aeromexico and its affiliates, which accounted for 20.3% of our total passenger traffic in 2020 and 19.5% of our passenger traffic in 2021, filed voluntary Chapter 11 petitions in the United States to implement a financial restructuring while continuing to operate. On January 28, 2022, the United States Bankruptcy Court for the Southern District of New York confirmed Aeromexico’s plan of reorganization, and the restructuring was successfully completed on March 17, 2022. In addition, as of December 9, 2020, Interjet, which accounted for 5.7% of our total passenger traffic in 2020, stopped operating at our airports due to the financial impact of the outbreak of COVID-19 on their operations. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenues from our key customers.

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

The global airline industry has experienced and continues to experience significant financial difficulties and recent warnings regarding industry profitability. On February 21, 2021, the IATA announced that it did not expect the airline industry to be cash positive until 2022. In October 2021, the International Air Transport Association, or IATA, issued its 2022 financial forecast for the global commercial airline industry, estimating net post-tax loss of about U.S.$-12.0 billion, given that airlines will continue to have difficulty reducing their costs to offset lower revenues. The forecast also indicated that net profit margins were expected to slightly increase to -2.7% in 2022 compared to -11.0% in 2021. The IATA may further reduce its forecasts, and the short-term and long-term effects of the COVID-19 outbreak on the global airline industry is still uncertain. The economic shock from the COVID-19 outbreak, which has been felt more acutely by airlines, has and may continue to trigger insolvencies within the global airline industry.

Some of our airline and other clients and tenants have asked for assistance, either through discounts on payments owed to us or by an extension on those payments. During 2020 and early 2021, we provided payment extensions to our main airline customers, which allowed us to mitigate noncompliance risks. During 2020 and the first half of 2021, we also offered incentives to our commercial tenants through discounts or payment extensions. No such arrangement materially affected our financial condition or liquidity. As a result of the COVID-19 pandemic, our reserve for doubtful accounts receivable, increased by 231% to Ps.20.8 million as of December 31, 2020, and slightly decreased to Ps.20.3 million as of December 31, 2021. We cannot assure you whether the COVID-19 pandemic will continue to cause an increase in our reserve for doubtful accounts receivable in 2022. For more information on the impact of COVID-19 on our business, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

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

In addition, such conflicts have been exacerbated by (i) new labor unions created to negotiate and/or dispute existing collective bargaining agreements on behalf of the labor unions that currently hold such contracts, (ii) a 20.0% increase of the general minimum wage nationwide as of January 1, 2020, a subsequent 15.0% increase of the general minimum wage as of January 1, 2021, and a 22.0% increase as of January 1, 2022 and (iii) a 5.0% increase of the minimum wage in the municipalities near the northern border of Mexico on January 1, 2020, an additional 15.0% increase as of January 1, 2021, and a 22.0% increase as of January 1, 2022. These developments in recent years have led workers and labor unions to demand more significant benefits and higher salary increases than in prior years.

Moreover, the effects of the Mexican government's response to COVID-19 during 2020 and the first half of 2021 included travel restrictions, stay-at-home ordinances, restrictions on non-essential activities and other restrictions on the overall operation of businesses across Mexico, which have been eased as of the second half of 2021. We cannot predict if these measures will be rigorously implemented again in the case of a new outbreak, nor whether they may strain relationships by and between businesses, on the one hand, and labor unions and/or their employees, on the other. As of the date of this report, the Company has not experienced any material adverse effect as a result of the different labor related developments or those that have resulted from the evolution of the COVID-19 pandemic and cannot predict whether these will affect its labor force and relations going forward. For more information on the impact of COVID-19, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.” For more information on employee relations, see “If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations” and “Changes to Mexican laws, regulations and decrees applicable to the Company could have a material adverse impact on the results of operations”.

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

If any conflicts with our employees were to arise, including with our unionized employees (which accounted for 54.5% of our total employees as of December 31, 2021), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations. As of the date of this report, the effects of the COVID-19 outbreak have not affected our relations with our labor force, but we cannot assure you that any further effects resulting from COVID-19 will not cause any disruptions in the future.

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

The main domestic airlines operating at our airports may refuse to pay certain increases in our specific rates for regulated aeronautical services.

In the past, we have entered into a series of agreements with the Mexican National Air Transportation Chamber of Commerce (Cámara Nacional de Aerotransportes), pursuant to which we have established specific rates for regulated services applicable to our principal airline customers. Historically, amounts paid under these agreements have not been material, and we do not expect any such agreements with the Mexican National Air Transportation Chamber of Commerce to have a material effect on our results of operations. Although passenger traffic volume (and therefore overall revenues) may increase, any agreed incentives and/or discounts offered to airlines as a means to prevent or settle any potential dispute could reduce our aeronautical revenues per terminal passenger in the future. In addition, should any of our principal airline customers refuse to continue to make payment to us, or should they refuse to pay increases in our charges for aeronautical services in future years, our results of operations could be adversely impacted by decreased cash flows from operations.

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

Furthermore, if the Mexican Congress changes the current laws or if we do not prevail in these proceedings, these tax liabilities could have an adverse effect on our financial condition and results of operations. In addition, any change in law which enables municipalities to request construction or operation permits may affect our ability to comply with investments required under our Master Development Programs, which in turn may result in additional payments for governmental tariffs and affect our results of operations.

Inability to generate sufficient future taxable profits or adverse changes to tax laws, regulatory requirements or accounting standards could have a negative impact on the recoverability of certain deferred tax assets.

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amounted to approximately Ps.428,215 thousand at December 31, 2021. The deferred tax assets are quantified on the basis of currently enacted tax rates and accounting standards and are subject to change as a result of future changes to tax laws or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our financial condition and results of operations. For further information on deferred tax assets, refer to Note 4 to our audited consolidated financial statements. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Deferred Income Taxes.”

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

We are exposed to the risk of non-performance by our subcontractors.

We currently subcontract certain services (including security and surveillance services) necessary to conduct our operations. In the event that our subcontractors fail to perform their obligations under our agreements, we could incur extra costs in providing replacements and could be exposed to liability for operations that we may have to provide directly, which could adversely affect our business, results of operations, prospects and financial condition.

In accordance with applicable labor laws, subcontractors are required to register their employees with the Mexican Social Security Institute (Instituto Mexicano del Seguro Social), the National Workers’ Housing Fund Institute (Instituto del Fondo Nacional de la Vivienda para los Trabajadores) and anyone employing the services of subcontractors that has failed to comply with these laws is jointly liable for the payment of social security obligations as well as any applicable penalties. Therefore, if subcontractors providing services at our airports do not have their employees registered at the Mexican Social Security Institute and the National Workers’ Housing Fund Institute, we could be held jointly liable for the payment of social security obligations that such contractors may have, as well as any applicable penalties.

For more information on the recent legal reform affecting subcontracting and its effects on the Company, see also “—Risks Related to the Regulation of Our Business— Changes to Mexican laws, regulations and decrees applicable to the Company could have a material adverse impact on the results of operations”.

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

To allow the future expansion of the Monterrey airport, including the construction of a second commercial runway and the relocation of the control tower, between 2007 and 2011 we entered into a series of agreements for the purchase and exchange of plots of land adjacent or nearby the Monterrey airport. We currently own approximately 575 hectares (2.2 square miles) of land adjacent or nearby the Monterrey airport with an aggregate book value of Ps.1,705,774 thousand (U.S.$83.3 million). Improvements made to airport facilities at our expense may be recognized by AFAC as part of our investment in the airport concession. To recover the cost of our investments in land reserve, on December 4, 2012, we received authorization from the former Mexican Bureau of Civil Aviation (currently AFAC) to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 pesos) in investments included in the 2011–2015 Master Development Program for the Monterrey airport to recover the cost of land acquisition. Additionally, the 2011 Master Development Program review recognized Ps.77,307 thousand (amount expressed in nominal 2009 pesos) in land acquisition costs. The recovery of the remaining investment of Ps.696,767 thousand (amount expressed in nominal 2009 pesos) in land acquisition costs has been included in the indicative period of our current approved Master Development Program for 2026-2035. The remaining amount of the investments may not be recognized by the Ministry of Infrastructure, Communications and Transportation in the future.

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

From time to time, we may consider strategic participation in airport assets located in other countries. In the past, we have evaluated business opportunities in Mexico and other countries, and we may evaluate international expansion opportunities through capital investment in other concessions in the future. Expansion into a market outside of Mexico could require significant capital expenditures. If we pursue an international expansion opportunity, we could face internal or external risks, including, without limitation: (i) a lack of market experience in the relevant country, (ii) foreign exchange and economic volatility, (iii) the dedication of significant management resources to execute the international operation and (iv) exposure to risks inherent to doing business in the relevant country. Our inability to successfully manage the risks and uncertainties related to such business opportunities could have a material adverse effect on our business, results of operations, prospects and financial condition, including our capital structure.

Risks Related to the Regulation of Our Business

The Company provides a public service regulated by the Mexican government, and the flexibility in managing aeronautical activities is limited by the regulatory environment in which the Company operates.

The Company’s aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries. In 2019, 2020 and 2021, approximately 67.5%, 54.8% and 60.5%, respectively, of the Company’s total revenues, and approximately 76.0%, 71.5% and 76.1%, respectively, of the sum of its aeronautical and non-aeronautical revenues were earned from aeronautical services, which are subject to price regulation under the Company’s maximum rates. These regulations may limit the Company’s flexibility in operating its aeronautical activities, which could have a material adverse effect on its business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to the Company’s operations that affect its profitability are authorized (as in the case of the Master Development Programs) or established (as in the case of maximum rates) by the Ministry of Infrastructure, Communications and Transportation for five-year terms. The Company generally does not have the ability to unilaterally change its obligations (such as the investment obligations under its Master Development Programs or the obligation under its concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, this price regulation system may be amended in the future in a manner that would cause additional sources of the Company’s revenues to be regulated.

The Company’s results of operations may be adversely affected by required efficiency adjustments to its maximum rates.

The Company’s maximum rates in Mexico are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five year period ending December 31, 2020 and December 31, 2025, the maximum rates applicable to the Company’s airports reflect an annual efficiency improvement of 0.70%. Future annual efficiency adjustments will be determined by the Ministry of Infrastructure, Communications and Transportation in connection with the setting of each Mexican airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4. Information on the Company—Regulatory Framework—Revenue Regulation—Methodology for Determining Future Maximum Rates.” We cannot provide assurance that we will achieve efficiency improvements sufficient to maintain or increase our operating income as a result of the progressive decrease in each of our airport’s maximum rate.

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

Although the Master Development Programs and maximum rates through 2025 have been set, the Company cannot predict what the Master Development Program for 2026 and following years will establish. When determining the maximum rates for the next five year period (from 2026 to 2030), the Ministry of Infrastructure, Communications and Transportation may be solicited by different entities (for example, the Antitrust Commission) and the carriers operating at our airports) to modify the maximum rates, thus reducing the Company’s profitability. The laws and regulations governing the business, including the rate-setting process and the Mexican Airport Law, may change in the future or be applied or interpreted in a way that could have a material adverse effect on the Company’s business, results of operations, prospects and financial condition.

Additionally, on October 16, 2019, the Ministry of Infrastructure, Communications and Transportation established AFAC, an independent regulatory agency, that replaced the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil). AFAC is responsible for establishing, coordinating, overseeing and controlling international and national air transportation, as well as the airports, complementary services and generally all activities related to civil aviation. AFAC was formally established on February 26, 2021, and while the internal regulations and operation manuals further enacted did not change materially with respect to the previous ones, the Company cannot predict the actions that the AFAC will take in the future, or the effect of any such actions on its business.

On February 20, 2014, a bill of the Federal Antitrust Law (Ley Federal de Competencia Económica) was submitted to Mexico’s Congress in furtherance and as a result of certain amendments to Mexico’s Constitution passed in 2013. The bill was enacted and published on May 23, 2014. The law grants broader powers to the Antitrust Commission, including the authority to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. Such law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities and the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law. The Antitrust Commission may therefore determine that the services that the Company provides at its airports are essential and require it to implement significant changes to its business operations and thus generate a significant impact on its results of operations.

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

In response to the Antitrust Commission’s findings, the Ministry of Infrastructure, Communications and Transportation (Secretaría de Infraestructura, Comunicaciones y Transportes) published an amendment to the regulations of the Mexican Airport Law in the Federal Official Gazette on September 29, 2017, as well as general guidelines for the allocation of slots at congested airports (the “General Guidelines”). The Antitrust Commission found that the reforms issued by the Ministry of Infrastructure, Communications and Transportation did not provide a solution to the issues the Antitrust Commission had addressed and that the General Guidelines directly contradicted the Corrective Measures. As a result, the Antitrust Commission filed an appeal (controversia constitucional) before the Mexican Supreme Court, arguing that the Antitrust Commission, not the Ministry of Infrastructure, Communications and Transportation, has the authority to regulate the allocation of slots as a public essential service. On November 26, 2019 the Mexican Supreme Court ruled against the Antitrust Commission.

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

The regulations applicable to the Company’s aeronautical activities establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that the Company may earn at that airport from services subject to price regulation. For a discussion of the framework for establishing its maximum rates and the application of the rates, see “Item 4. Information on the Company—Regulatory Framework—Revenue Regulation.” On November 30, 2020, the Ministry of Infrastructure, Communications and Transportation approved, based on the terms of the Company’s concessions, the maximum rates for its airports from January 1, 2021 through December 31, 2025. Under the terms of the Company’s concessions, there is no guarantee that the results of operations of any airport will be profitable. The Company may not realize its expected return on investment from investments under the Master Development Programs.

The Company’s concessions provide that an airport’s maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican Producer Price Index (Índice Nacional de Precios Productor), excluding fuel). Although the Company is entitled to request additional adjustments to an airport’s maximum rates under certain circumstances including, among others, required capital investments not foreseen in the Master Development Programs, decreases in capital investments attributable to Mexican economy-related passenger traffic decreases or modifications of the concession tax payable by the Company, its concessions provide that such a request will be approved only if the Ministry of Infrastructure, Communications and Transportation determines that certain limited events specified in the concessions have occurred. Therefore, such a request may not be granted in the future. If a request to increase an airport’s maximum rates is not granted, and the Company is impacted by the circumstances that led to the request, its results of operations and financial condition could be adversely affected, and the value of Series B shares and ADSs could decline.

The Company business is dependent upon international regulations that affect Mexican airlines.

The FAA evaluates the legal framework for civil aviation and issues related to the monitoring, staff training and inspection processes related to regulations issued by the ICAO.

On May 25, 2021, the FAA announced that, following an assessment of the Mexican Federal Agency for Civil Aviation (AFAC), it had determined that Mexico was not in compliance with international safety standards set by ICAO, and as a result, downgraded Mexico’s aviation safety from Category 1 rating to an ICAO Category 2 rating.

The FAA had already downgraded Mexico’s aviation safety rating from a Category 1 rating to a Category 2 rating on July 30, 2010, as a result of the FAA’s visit to the Mexican Bureau of Civil Aviation (currently AFAC) between January and July 2010. The downgrade was attributable to an insufficient number of flight inspectors and administrative and organizational elements in the Mexican Bureau of Civil Aviation (currently AFAC).

The consequences of the above-mentioned downgrades were the suspension of the right to operate code-shared flights and the restriction of Mexican airlines’ ability to increase the frequency of, or add new routes to, the United States.

In 2019, 2020 and 2021, 2.9%, 2.8% and 5.0%, respectively, of our total passenger traffic, corresponded to passengers who traveled through our airports on flights to or from the United States operated by Mexican Airlines. The Company cannot be certain of how long this rating will be maintained and we cannot predict what impact such a downgrade would have on our passenger traffic or results of operations, or on the public perception of the safety of our airports.

If the Company exceeds the maximum rate at any airport at the end of any year, it could be subject to sanctions.

Historically, the Company has set the tariffs it charges for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year. For example, in 2021, the revenues subject to maximum rate regulation represented approximately 92.1% of the amounts the Company was entitled to earn under the maximum rates for all of its airports. The Company may not be able to establish tariffs in the future that allows it to collect substantially all of the revenues it is entitled to earn from services subject to price regulation.

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

If the Company exceeds the maximum rate at any airport at the end of any year, the Ministry of Infrastructure, Communications and Transportation may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for violations of certain terms of a concession, including for exceeding an airport’s maximum rate, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times. In the event that any one of the Company’s concessions is terminated, its other concessions may also be terminated. For a discussion of events that may lead to a termination of a concession, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

The peso has historically experienced significant volatility. From December 31, 2019 to December 31, 2020, the peso depreciated by approximately 5.5%, from Ps.18.86 per U.S.$1.00 on December 31, 2019 to Ps.19.89 per U.S.$1.00 on December 31, 2020. From December 31, 2020 to December 31, 2021, the peso depreciated by approximately 3.1% from Ps.19.89 per U.S.$1.00 to Ps.20.51 per U.S.$1.00. On April 22, 2022, the exchange rate was Ps.21.31 per U.S.$1.00.

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

On February 5, 2014, the Mexican government announced in the Federal Official Gazette that the Ministry of Infrastructure, Communications and Transportation granted to Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V., a concession for 20 years to construct, operate and exploit a civil-aviation airport in the municipality of Bocoyna, Chihuahua, located 250 kilometers (144 miles) from the city of Chihuahua, within an area of 95.5 hectares (0.4 square miles). The government of the state of Chihuahua owns 98% of the capital stock of Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V. The airport has an ICAO Category 3C rating and could present competition to the Company’s airport located in the municipality of Chihuahua, which has a higher ICAO Category 4D rating and is located 18 kilometers (11.2 miles) from the city of Chihuahua. The Ministry of Infrastructure, Communications and Transportation has the capacity to upgrade the category of the airport depending on improvements to infrastructure made by the concessionaire or could downgrade the category if the concessionaire does not maintain adequate conditions in the airport. On February 21, 2020, the State of Chihuahua announced that the airport was expected to start operations in late 2020, with limited operations through late 2021. On February 1, 2022, the State of Chihuahua mentioned that the airport is expected to start operations in 2023, due to constructions delays because of COVID-19. The airport is expected to be fully operational beginning in 2023 and will serve both commercial and general aviation flights. It will have an annual capacity to serve up to 80,000 passengers per year during the first five years of operations, and later increase its capacity to serve up to 250,000 passengers per year. As of the date of this report, the Company cannot predict whether the Chihuahua airport will materially affect its results of operations or financial performance.

In the future, the Company may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession. Historically, Aeropuerto del Norte has been used solely for general aviation operations. The state of Nuevo León has requested in the past that the Ministry of Infrastructure, Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations. To date, the Ministry of Infrastructure, Communications and Transportation has not amended Aeropuerto del Norte’s concession. However, the Ministry of Infrastructure, Communications and Transportation may authorize such an amendment and commercial aviation flights may operate from Aeropuerto del Norte in the future. Any competition from other such airports could have a material adverse effect on the Company’s business, results of operations, prospects and financial condition. Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, the Company may not participate in such a process, or it may not be successful if it were to participate. See “Item 4. Information on the Company—Regulatory Framework—Grants of New Concessions.”

The Ministry of Infrastructure, Communications and Transportation could require the Company to monitor certain aircraft movements at its airports that the Company does not currently control, which could result in increased costs.

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

On December 27, 2016, the Ministry of Finance and Public Credit announced an increase, effective January 1, 2017, in the maximum gasoline and diesel prices to be applied in certain regions of Mexico, which caused an increase of gasoline prices of up to 20% in those areas. Furthermore, in November 2017, the Mexican Government removed price controls on gasoline and diesel, and such removal remains in place as of today. The removal of price controls and the resulting price increases led to widespread protests across Mexico. The Company cannot predict the effect of changes in gasoline and diesel prices, and any related political and social unrest, on the Mexican economy or whether the Mexican Government may alter its strategy for price liberalization in the future.

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

In December 2019, the Mexican government published several amendments to the Income Tax Law, Value Added Tax Law, Excise Tax Law and the Federal Tax Code, most of which became effective on January 1, 2020. This set of tax reforms is one of the most important in the past few years and its main purpose is to tackle tax evasion by strengthening tax authorities’ control mechanisms. These amendments imposed stringent restrictions on the deductibility of certain expenses, such as a new earnings-stripping rule applicable to net interest, and the non-deductibility of payments to related parties that are deemed subject to preferential tax regimes or by means of structured arrangements, introduced regulations regarding hybrid mismatches and added amendments to the tax treatment applicable to tax transparent foreign entities or arrangements, all of which could affect our operating results. None of these amendments significantly impacted our operating results in 2021.

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

On April 23, 2021, the Mexican government published a decree pursuant to which several amendments were made to the Federal Labor Law, Income Tax Law, VAT Law, among others, in order to prohibit outsourcing of personnel, limit subcontracting and amending profit-sharing rules. The amendments became effective April 24, 2021, except for certain legal provisions that became effective August 1, 2021. Among the most important amendments made were: (i) prohibition of outsourcing of personnel, however the provision of specialized services or the execution of specialized works (through external providers or companies within the same business group) is still allowed, only to the extent the services provided are not part of the corporate purpose or the primary economic activity of the company receiving the services; (iii) joint and several liability of companies hiring specialized services with a contractor who fails to comply with its labor obligations; (iv) companies that provide specialized services will require to be registered with the Ministry of Labor and Social Welfare (STPS); (v) increase in fines for violation of the rules; and (vi) payments related to subcontracting of personnel will not receive income tax deduction or VAT accreditation. In order to comply with the new regulations, the Company transferred certain employees to its airport subsidiaries, terminated certain subcontracting services contracts and ensured that its remaining subcontracted service providers complied with the new regulation. None of these regulatory amendments nor the actions the Company took in response thereto had any material impact in the Company’s results of operations or its financial condition, and we do not expect any material impacts in the future.

On March 10, 2021, a decree amending certain terms of the Electric Industry Law (“EIL”) became effective. The amendments aim to strengthen the state-owned utility Comisión Federal de Electricidad (“CFE”). The amendment includes, among others, (a) modifications to the order of priority of dispatch to the national electric grid; (b) modifications to the granting of permits referred in the EIL, which will now be subject to the planning criteria issued by the Ministry of Energy; and (c) powers granted to the Energy Regulatory Commission (“CRE”, for its acronym in Spanish) to revoke vesting self-supply contracts. The EIL amendments have been subject of numerous amparo lawsuits before federal courts in Mexico, in which judges have granted general injunctions, suspending the effects of the EIL amendments, for the benefit of anyone affected by the amendments, until a ruling on the merits of the amparo lawsuits is issued by the competent courts. Furthermore, the EIL’s constitutionality was judicially challenged by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia Económica) and local governments, and through an unconstitutionality proceeding (acción de insconstitucionalidad) filed by two-thirds of the Mexican Senate. However, the Mexican Supreme Court dismissed the action of unconstitutionality and the constitutional challenges for lack of sufficient votes to proceed with these actions. As of the date of this report, the Mexican Supreme Court has not issued any binding precedent on the matter, so the federal courts reviewing the amparos filed against the EIL could rule differently than the Mexican Supreme Court.

On September 30, 2021, the Mexican federal executive branch presented a bill before the House of Representatives (Camara de Diputados) to amend Articles 25, 27 and 28 of the Mexican Constitution, which bill proposed changes to the legal framework that governs CFE and the Mexican power industry generally. The bill was vetoed by the House of Representatives as of April 17, 2022 and will not go into effect.

In addition, in 2017 we entered into a self supply agreement (“SSA”) under the self-supply (“autoabasto”) legal figure, with a wind electricity generator, which expires in 2028. In 2021, approximately 82.3% of the total electricity consumption of the Company was supplied under this agreement. As of the date of this report, we cannot predict how these amendments to the EIL and the proposed bill to amend the Constitution will affect the SSA if they ever become effective.

Risks Related to Mexico

The Company’s business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico could adversely affect its business and results of operations.

In 2019, 2020 and 2021, domestic terminal passengers have represented approximately 88.1%, 89.3% and 87.2%, respectively, of the passenger traffic volume in the Company’s airports. In addition, all of its assets are located, and all of its operations are conducted, in Mexico. Accordingly, the Company’s financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in Mexico. As a result, its business, financial condition and results of operations could be adversely affected by any deterioration of the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico or by other negative political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange-rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

The Mexican economy underwent an economic crisis that began in 2008 and continued in 2009 as a result of the impact of the global financial crisis, which affected many emerging economies. The Mexican economy’s link with the U.S. economy remains very important, and therefore, any downside to the economic outlook of the U.S. may hinder any recovery in Mexico. This correlation may have an impact on Mexico’s GDP growth and other macro-economic conditions. The Mexican economy achieved real GDP growth rates of 5.0%, -8.5% and -0.1 in 2021, 2020 and 2019, respectively, and is estimated to increase by 2.8% in 2022 and to grow by 2.7% in 2023, according to the World Economic Outlook published by the International Monetary Fund in January 2022.

During 2021, average reference interest rates in Mexico decreased by 70 basis points compared to 2020. The annualized interest rates on 28-day short-term Mexican treasury bills, or Cetes (Certificados de la Tesorería de la Federación), averaged approximately 6.7%, 7.6%, 7.8%, 5.3% and 4.6% for 2017, 2018, 2019, 2020 and 2021, respectively. To the extent that the Company incurs peso-denominated debt in the future, it could be at high interest rates.

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

In addition, following the congressional elections on July 1, 2018, Morena obtained an absolute majority in the Mexican Chamber of Deputies and, together with its allied political parties (Partido del Trabajo and Partido Encuentro Social), obtained a majority in the Mexican Senate. The current members of the Mexican Congress took office on September 1, 2018. We cannot assure you that Morena and its political party allies or any future members will not introduce new legislative initiatives or modify existing legislation that could, in turn, result in economic or political conditions that could materially and adversely affect our business. On June 6, 2021, a number of electoral processes took place including mid-term elections for the Mexican Chamber of Deputies as well as governor elections in fifteen states, including six of the states in which we operate our airports. While the opposition coalition made important gains in the Chamber of Deputies, Morena won 11 of the states’ governor races. Changes in laws, public policies or regulations may affect the political and economic environment in Mexico and, consequently, contribute to economic uncertainty and heightened volatility of the Mexican capital markets and in securities issued by Mexican companies.

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

From December 31, 2019 to December 31, 2020, the peso depreciated from Ps.18.86 per U.S.$1.00 on December 31, 2019 to Ps.19.89 per U.S.$1.00 on December 31, 2020. From December 31, 2020 to December 31, 2021, the peso appreciated from Ps.19.89 per U.S.$1.00 on December 31, 2020 to Ps.20.51 per U.S.$1.00 on December 31, 2021 a depreciation of 3.1%. During the first months of 2022, the peso appreciated, reaching Ps.21.31 per U.S.$1.00 on April 22, 2022.

A depreciation of the peso affects the Company’s business in the following ways: (i) international passengers and international flights pay tariffs reported in U.S. dollars; while these tariffs are generally collected in Mexican pesos up to 60 days following the date of each flight, any depreciation of the Mexican peso has a positive impact on the Company’s results from operations, which are reported in Mexican pesos; (ii) the Company has cash balances denominated in U.S. dollars; a depreciation in the Mexican peso would result in higher cash balances when converted to Mexican pesos, thus causing foreign exchange gains; and (iii) the Company has financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos, thus causing foreign exchange losses. As of December 31, 2021, the Company had U.S.$4.8 million of liabilities denominated in U.S. dollars, representing 0.8% of its consolidated debt. As of March 31, 2022, U.S.$21.6 million of the Company’s cash balance was denominated in U.S. dollars.

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

Higher incidences of crime throughout Mexico, including extortion and drug trafficking, could have an adverse effect on our business, results of operations, prospects and financial condition, as it may decrease the international and domestic passenger traffic directed to or within Mexico. The travel warning issued by the U.S. Department of State (Bureau of Consular Affairs) on March 16, 2022 (the “Travel Advisory”) urges U.S. citizens not to travel to the states of Colima, Guerrero, Michoacán, Sinaloa (except the city of Mazatlán), and Tamaulipas. This Travel Advisory also urges U.S. citizens to defer non-essential travel to cities, states and other regions, such as Chihuahua, Coahuila, Durango, areas of the state of Jalisco that border the states of Michoacán, Mexico State, Morelos, Nayarit, the eastern edge of Sonora which borders the state of Chihuahua, and Zacatecas. Drug-related violence and other incidents of organized crime may not be contained, which could have a material adverse effect on our business, results of operations, prospects and financial condition.

In January 2019, the Mexican government implemented measures to reduce the theft of fuel transported in pipelines operated by Mexican state-owned entity Petróleos Mexicanos (PEMEX) throughout Mexico. As a result of these measures, certain states in Mexico, such as Mexico State, Hidalgo, Querétaro, Guanajuato, Jalisco, Tamaulipas and Nuevo León, were affected by a shortage of gasoline for automobile use. Even though there were no shortages of aircraft fuel as a result of the actions implemented by the Mexican government, we cannot assure that future actions taken by the Mexican government against theft of fuel will not affect the availability of aircraft fuel in states where our airports are located, which, in turn, could have an adverse effect on our operations.

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

In addition, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, an economic downturn in the United States will significantly adversely impact the Mexican economy. Furthermore, the Company cannot assure you that any policies adopted by the Biden U.S. administration will not have an impact in the market value of its securities, or that the market value of its securities will not be adversely affected by events elsewhere. See also, ““—Risks Related to Our Operations— Large scale international events, including acts of terrorism, wars and the military action launched by Russian forces in Ukraine, could have a negative impact on international air travel and our revenues.”

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

Furthermore, all thirteen of our airports have received the Environmental Quality Certification awarded by the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente). However, compliance with current or future environmental regulations may require us to incur additional costs in order to bring our airports into compliance, and if we fail to comply with current or future environmental regulations, we may be subject to fines and other sanctions.

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

Risks Related to Our Shareholders

SETA has the right to appoint certain key members of our management, and SETA’s interests may differ from those of other shareholders.

As of the date of this report, Fintech Holdings, Inc., Bagual S.à r.l. (“Bagual”), Grenadier S.à r.l. (“Grenadier”), Pequod S.à r.l. (“Pequod”), Harpoon S.à r.l. (“Harpoon”), Expanse S.à r.l. (“Expanse”) and Aerodrome Infrastructure S.à.r.l. (“Aerodrome”), together (“Fintech”), through Aerodrome and their direct subsidiary SETA, are the beneficial owners of 30.1% of our total capital stock. SETA directly owns Series B shares representing 1.9% of our total capital stock and owns Series BB shares that represent 12.8% of our capital stock. On July 9, 2021 Aerodrome acquired 60,155,201 Series B shares representing 15.4% of our capital stock through a tender offer. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Purchase of shares by Fintech Holdings Inc. and its affiliates”.

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

SETA’s veto rights as holder of at least 7.65% of our capital stock in the form of Series BB shares and its right to nominate, appoint and remove certain directors and officers as holder of Series BB shares, which will continue for as long as it maintains the aforementioned percentage and the Technical Assistance Agreement remains in effect, could constitute an obstacle for us to bring in a new strategic shareholder and/or operator. With the right to nominate, appoint and remove certain members of our senior management, SETA influences the actions of our management. Should SETA’s shares fall below this threshold, our management could change significantly. In the event of termination of the Technical Assistance Agreement, SETA would cease to have the special rights of the Series BB shares, which may adversely affect and disrupt our operations.

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

On May 24, 2021, Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse, Fintech, and David Martínez purchased 923,703 ADSs, representing 7,389,624 Series B Shares, and 52,765,577 Series B Shares of the Company through a cash tender offer in the U.S and an offer by Aerodrome in Mexico directed to holders of Series B Shares. The transaction closed on July 9, 2021 and the aggregate purchase price for the Company’s shares was Ps.137 per Series B Share and Ps.1,096 per ADS, for a total of approximately Ps.8,241 million.

The interests of SETA, Fintech, or any shareholder holding Series BB shares may differ from those of our other shareholders and can be contrary to the preferences and expectations of our other shareholders. SETA and the officers nominated or appointed by it may not exercise their rights in ways that favor the interests of our other shareholders. Furthermore, as a result of our board’s decision-making process, officers appointed by SETA may influence decisions taken by the rest of our officers.

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

Investment by SETA and Its Affiliates

In 2000, as part of the first stage of our privatization, the Mexican government sold Series BB shares to SETA in a public bidding process. Pursuant to this transaction, SETA paid the Mexican government a total of Ps.864,055,578 (amount in nominal pesos, excluding interest) (U.S.$76.0 million based on the exchange rate in effect on the date of SETA’s bid) in exchange for:

●	all of our Series BB shares, which in 2000 represented 15.0% of our outstanding capital stock;
●	an option to acquire from the Mexican government shares representing 36.0% of the capital stock in 2000. This option was subsequently assigned to and exercised by Aeroinvest (currently CONOISA);
●	an option to subscribe for up to 3% of newly issued Series B shares (1% of which expired unexercised on June 14, 2005, and 2% of which was exercised in September 2006); and
●	the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including SETA) (the “Participation Agreement”), a 15-year Technical Assistance Agreement setting forth SETA’s right and obligation to provide technical assistance to us in exchange for an annual fee and a shareholders’ agreement under terms established during the public bidding process. These agreements are described in greater detail under “Item 7. Major Shareholders and Related-Party Transactions.”

Currently, Series BB shares represent 12.9 % of our capital stock and the remainder consist of Series B shares.

SETA’s current shareholders are:

●	Fintech, through its wholly-owned subsidiaries, which own directly 100% of SETA. Bagual owns 19.6% of the capital stock of SETA; Grenadier owns 21.5% of the capital stock of SETA; Pequod owns 21.5% of the capital stock of SETA; Harpoon owns 20.4% of the capital stock of SETA and

●	Expanse owns 17.1% of the capital stock of SETA. On June 10, 2020, each of the wholly-owned subsidiaries previously mentioned entered into a Stock Purchase Agreement with ICATEN and in the case of Bagual, a Stock Purchase Agreement with each of ICATEN and ICA Infraestructura, S.A. de. C.V. (a subsidiary of ICATEN), to purchase collectively 100% of the capital stock of SETA. The transactions closed on June 12, 2020 and the aggregate purchase price for the SETA shares was 5.47 Mexican pesos per share for 862,703,377 shares. SETA currently owns all of the outstanding Series BB shares representing 12.9% of our capital stock and also owns Series B shares representing 1.9% of our total capital stock.

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2021 amounted to approximately Ps.133,558 thousand. This agreement is more fully described in “Item 7. Major Shareholders and Related-Party Transactions.”

Initial Public Offering

On November 29, 2006, a Mexican trust established by Nacional Financiera, S.N.C., or NAFIN (a Mexican national credit institution and development bank owned and controlled by the Mexican Government), acting pursuant to the instructions of the former Ministry of Communications and Transportation (as of October 10, 2021, the “Ministry of Infrastructure, Communications and Transportation”), sold 48.02% of our outstanding capital stock through a global public offering of shares in the form of ADSs and Series B shares, concurrently in the United States and Mexico. The net proceeds from the sale of the shares totaled approximately U.S.$432.2 million and were paid to the Mexican government.

Master Development Programs and Capital Expenditures

Master Development Program

Every five years, we are required to submit to the Ministry of Infrastructure, Communications and Transportation for approval a Master Development Program for each of our concessions describing, among other matters, our traffic forecasts for the following 15 years, and detailed expansion, modernization and major and minor maintenance plans for the following five years. Each Master Development Program is required to be updated and resubmitted for approval to the Ministry of Infrastructure, Communications and Transportation every five years. Upon such approval, the Master Development Program is binding for the following five years and deemed to constitute part of the relevant concession. Any major construction, renovation or expansion of an airport generally may only be made pursuant to a concession holder’s Master Development Program and upon approval by the Ministry of Infrastructure, Communications and Transportation. In November 2020, the Ministry of Infrastructure, Communications and Transportation approved the Master Development Programs for each of our subsidiary concession holders for the 2021 to 2025 period. These five-year Master Development Programs, which were approved by the Ministry of Infrastructure, Communications and Transportation, are in effect from January 1, 2021 until December 31, 2025, and we are required to comply with them on a year-by-year basis. We do not expect the COVID-19 pandemic to affect our committed investments under the current Master Development Programs.

The following table sets forth our committed investments, including major maintenance expenditures, under our Master Development Programs by airport for 2021 through 2025. Figures are updated based on the Producer Price Index for the construction industry:

Committed Investments Under Master Development Programs by
Airport for 2021 through 2025 (1)

	For the Year Ended December 31,
						Total
	2021	2022	2023	2024	2025	2021 - 2025

	(in thousands of pesos)
Acapulco	194,906	62,525	52,111	23,049	47,116	379,708
Ciudad Juárez	269,745	233,994	361,160	225,755	71,513	1,162,166
Culiacán	321,973	348,248	385,012	84,056	102,069	1,241,358
Chihuahua	216,921	192,384	243,013	133,863	83,834	870,015
Durango	84,931	129,513	94,640	51,148	28,588	388,819
Mazatlán	91,288	81,524	151,541	17,611	46,128	388,091
Monterrey	1,092,149	1,540,828	1,428,589	2,158,157	1,947,414	8,167,136
Reynosa	120,696	50,939	51,668	41,327	33,396	298,026
San Luis Potosí	178,187	95,956	103,792	58,968	34,362	471,265
Tampico	120,304	80,482	62,785	12,615	59,390	335,578
Torreón	94,664	127,691	44,851	32,263	38,352	337,822
Zacatecas	82,216	27,784	21,633	19,423	25,815	176,870
Zihuatanejo	90,488	89,883	21,373	36,373	59,899	298,016
Total	2,958,467	3,061,752	3,022,167	2,894,608	2,577,877	14,514,871
(1)	In pesos with purchasing power as of December 2021.

The following table sets forth our committed investments, including major maintenance expenditures, under our Master Development Programs by category for 2021 through 2025:

Committed Investments Under Master Development Programs by

Category for 2021 through 2025 (1)

	For the Year Ended December 31,
						Total
	2021	2022	2023	2024	2025	2021 - 2025

	(in thousands of pesos)
Terminal capacity expansions and quality projects	703,497	1,213,086	1,493,599	1,665,437	1,658,836	6,734,455
Projects to meet ICAO directives	272,259	161,262	16,206	11,831	10,958	472,516
Operational Infrastructure Expansion	219,308	203,880	182,248	241,630	361,522	1,208,588
Runways and aprons	428,384	509,621	401,690	327,907	156,020	1,823,622
Machinery and equipment	504,938	607,753	229,242	184,025	251,063	1,777,021
Security, Safety and Information Technology Equipment	447,906	180,199	627,655	416,467	94,022	1,766,249
Other	382,175	185,952	71,527	47,311	45,456	732,421
Total	2,958,467	3,061,752	3,022,169	2,894,606	2,577,875	14,514,871
(1)	In pesos with purchasing power as of December 2021.

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

The following table sets forth our actual capital expenditures, including capital expenditures made pursuant to our Master Development Programs and other strategic capital expenditures by airport for 2017 through 2021:

Actual Capital Expenditures by Airport for 2017 through 2021

	For the Year Ended December 31,
	2017	2018	2019	2020	2021

	(in thousands of pesos)
Acapulco	372,253	279,099	12,221	34,592	44,088
Ciudad Juárez	33,404	9,096	29,839	78,794	165,227
Culiacán	44,389	34,035	65,480	40,919	91,355
Chihuahua	122,448	141,908	173,576	37,908	63,584
Durango	19,991	13,788	48,932	47,209	35,601
Mazatlán	30,222	31,306	37,812	23,805	45,625
Monterrey	505,445	282,514	244,038	748,245	1,002,022
Reynosa	127,353	153,562	63,443	30,191	62,780
San Luis Potosí	108,757	231,726	71,716	53,596	67,399
Tampico	46,742	26,169	111,210	50,152	129,471
Torreón	20,017	19,990	9,105	29,400	28,802
Zacatecas	19,174	9,656	17,555	29,443	18,318
Zihuatanejo	28,138	13,587	105,374	74,516	129,957
Other	103,626	67,927	58,625	122,714	26,313
Total	1,581,959	1,314,363	1,048,926	1,401,483	1,910,541

The following table sets forth our actual capital expenditures by category across all of our airports for 2017 through 2021:

Actual Capital Expenditures by Category for 2017 through 2021

	For the Year Ended
	December 31,
	2017	2018	2019	2020	2021

	(in thousands of pesos)
Capacity and quality project	882,289	961,580	598,829	946,848	1,019,023
Projects to meet ICAO directives	113,561	71,813	52,345	57,788	90,437
Facilities for disabled passengers	628	7,289	—	591	4,455
Environmental projects	12,429	6,655	3,350	4,279	220,480
Projects requested by competent authorities	8,216	4,126	692	16,806	2,665
Runways and aprons	1,735	—	220,647	95,033	202,126
Machinery and equipment	2,863	—	15,413	8,672	64,314
Operative standards equipment	78,735	25,804	10,027	33,475	37,146
Security — investments	27,309	6,074	17,305	29,398	13,125
Information systems — investments	58,545	43,738	16,972	14,432	13,230
Baggage-screening system — investments	81,942	12,538	820	22,363	69,337
Other	313,707	174,746	112,527	171,798	174,204
Total	1,581,959	1,314,363	1,048,926	1,401,483	1,910,541

In 2019, 2020 and 2021, our major maintenance expenditures totaled Ps.305,133 thousand, Ps.103,704 thousand and Ps.203,042 thousand, respectively. For a detailed reconciliation of expenditures actually made during 2019, 2020 and 2021 and their classification in our consolidated financial statements for such periods, see “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Uses of Capital.”

Our actual capital expenditures from 2019 through 2021 were allocated to the following types of investments at the majority of our airports:

●	Terminals. We started the construction of seven building expansions, and we completed the construction of four expansion projects in 2019, 2020 and 2021. In 2021, we started the expansion of our terminal in Ciudad Juárez. We also improved our airports’ terminals by, among others, updating our lighting and air conditioning systems, replacing our fire detection and suppression equipment, installing new elevators and escalators and upgrading our public information systems. In 2021, we started with the installation of solar panels in 13 of our airports with an aggregate capacity of 8.4 MW financed by the 2021 Green Variable-Rate Notes Indenture.
●	Paved surfaces. We performed major rehabilitation work on our runways, taxiways and service roads to meet ICAO standards, including the modernization of our illuminated navigation aid systems to improve the safety of our airports. We expanded several aircraft aprons for general and commercial aviation, particularly at the Monterrey and Ciudad Juárez airports. We also completed construction of two taxiways at each of the Culiacán airport and Monterrey airport, two new car rental facilities at each of the Monterrey and Acapulco airports, an expansion of the Chihuahua airport parking lot, and a new parking lot at Ciudad Juarez airport. We began the construction of three new parking lots at the Monterrey airport.

●	Machinery and equipment. We invested in machinery and equipment such as aircraft-approved fire-extinguishing vehicles, emergency back-up electricity generators, metal detectors and other security-related equipment. We purchased operational and passenger ground vehicles and completed construction of a new power main substation at the Acapulco airport. We also began the renewal of our runway light technology from halogen to solar LED in Reynosa, Acapulco, Monterrey, Mazatlán, Durango, Torreón and Zacatecas airports. We began the construction of a new electrical substation at the Monterrey airport. In 2021, we started with the installation of battery banks with an aggregate storage capacity of 18.1 MW in Monterrey, Chihuahua, Ciudad Juárez, Mazatlán, Acapulco and Culiacán.
●	Baggage-screening system – investments. We updated the screening equipment in six of our airports in 2021 to facilitate compliance with the new baggage-screening guidelines that require a comprehensive screening process for the detection of explosives using new Computer Tomography X-ray (CTX).
●	OMA-VYNMSA Industrial Park at the Monterrey airport. We continued with the expansion of our OMA-VYNMSA industrial park located at the Monterrey airport. As of December 31, 2021, we had a total construction of 10 warehouses with a total leasable area of 63,813 square meters (686,877 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 40 to 144 months. Construction of an additional warehouse with an area of 10,849 square meters (112,334 square-feet) started in February 2022 with an expected termination date in September 2022.

BUSINESS OVERVIEW

Our Operations

Through our subsidiaries, we hold concessions to operate, maintain and develop 13 airports in Mexico, which are concentrated in the country’s central and northern regions. Each of our concessions has a term of 50 years beginning on November 1, 1998. The term of each of our concessions may be extended by the Ministry of Infrastructure, Communications and Transportation under certain circumstances for up to 50 additional years. The terms of our concessions also include the right to occupy, use and improve the land appurtenant to our airports, which we do not own and which will revert to the Mexican government upon the termination of our concession. As operator of the 13 airports under our concessions, we charge fees to airlines, passengers and other users for the use of the airports’ facilities. We also derive rental and other income from commercial and diversification activities conducted at our airports, such as the leasing of space to restaurants and retailers, the operation of parking facilities, the operation of the OMA Carga business, the Terminal 2 NH Collection Hotel and the Hilton Garden Inn Hotel at the Monterrey airport, among others.

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

According to figures published by the AFAC, our total aviation passenger traffic accounted for approximately 14.1% of all arriving and departing total aviation passengers in Mexico in 2021.

In 2021, we recorded revenues of Ps.8,720,010 thousand (U.S.$426,048 thousand) and a consolidated net income of Ps. 2,863,630 thousand (U.S.$ 139,913 thousand), the sum of our aeronautical and non-aeronautical revenues was Ps.6,931,107 thousand (U.S.$ 338,645 thousand) and our airports handled approximately 18.0 million terminal passengers, an increase of 62.9% with respect to the 11.1 million terminal passengers handled in 2020.

Our airports serve several major international routes, including Monterrey-Houston, Monterrey-Dallas, Monterrey-San Antonio, San Luis Potosí-Houston, Chihuahua-Dallas, San Luis Potosí-Dallas, Durango-Dallas, Monterrey-Las Vegas, Mazatlán-Los Angeles, Mazatlán-Phoenix, Monterrey-Atlanta, Zacatecas-Chicago and Monterrey-McAllen. Our airports also serve several other major international destinations, including Harlingen, Chicago, Miami and Los Angeles in the United States, Panama City and Madrid. In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada. Our airports also serve major domestic routes, including Monterrey-Mexico City, which was the country’s second busiest domestic route in 2021, with approximately 2.3 million total passengers (including passengers flying directly to the nearby airport of Toluca, which are counted together with those flying to Mexico City), according to the AFAC. Other major domestic routes served by our airports include Monterrey-Cancún, Culiacán-Tijuana and Chihuahua-Mexico City, with approximately 1,490,903, 866,737 and 671,745 total passengers, respectively, in 2021, according to the AFAC.

Our international traffic in 2021 increased by 94.3% compared to 2020, principally as a result of an increase in the operations of VivaAerobus’ Monterrey-Houston route, American Airlines’ Monterrey-Dallas route, VivaAerobus’ Monterrey-San Antonio route, United Airlines’ San Luis Potosí-Houston route, Aeromar’s Monterrey-McAllen route and VivaAerobus’ Monterrey-Harlingen route.

Monterrey and its metropolitan area is the third largest city in Mexico based on population, with a population of approximately 5.0 million. Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s seventh largest state based on population. It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities. Business travelers account for a substantial portion of passengers at the Monterrey airport. The Monterrey airport is our leading airport based on passenger traffic volume, air traffic movements and contribution to revenues and ranked as the fifth busiest airport in Mexico based on passenger traffic volume in 2021, according to data published by the AFAC. In 2021, our Monterrey airport accounted for approximately 45.9% of our terminal passenger traffic, 43.9% of our total revenues and 42.2% of the sum of our aeronautical and non-aeronautical revenues.

Three of our airports, Acapulco, Mazatlán and Zihuatanejo, serve popular Mexican tourist destinations. Acapulco is Mexico’s 26th largest tourist destination, Mazatlán is the 13th and Zihuatanejo is the 20th, based on the number of international visitors in 2021 according to the AFAC. Acapulco is a principal port of call for cruise ships. In 2021, the Acapulco, Mazatlán and Zihuatanejo airports collectively accounted for 12.3% of our aggregate terminal passengers, 11.1% of our total revenues and 10.9% of the sum of our aeronautical and non-aeronautical revenues.

Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity, with diverse economic activities such as mining (the Durango and Zacatecas airports), maquiladora manufacturing (the Chihuahua and Torreón airports), petroleum and chemical production (the Tampico airport), agriculture and livestock (the Culiacán airport) and transportation and logistics (the San Luis Potosí airport). In 2021, these seven regional airports collectively accounted for 31.2% of our aggregate terminal passengers, 27.9% of our total revenues and 28.9% of the sum of our aeronautical and non-aeronautical revenues.

The remaining two airports in the group, the Ciudad Juárez and Reynosa airports, serve cities situated along the border of Mexico and the United States. Both Ciudad Juárez and Reynosa are popular entry points to the United States. In 2021, the Ciudad Juárez and Reynosa airports collectively accounted for 10.7% of our aggregate terminal passengers, 9.3% of our total revenues and 8.2% of the sum of our aeronautical and non-aeronautical revenues.

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

In November 2012, as part of our diversification activities, we signed a strategic alliance agreement with VYNMSA Desarrollo Inmobiliario, S.A. de C.V. (“VYNMSA”), to build and operate an industrial park at the Monterrey airport. As part of this strategic alliance, 32.4 hectares (80.06 acres) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park. The industrial park was inaugurated on March 20, 2015, and as of December 2021 we have built a total of 10 warehouses with a total leasable area of 63,813 square meters (686,877 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 40 to 144 months. In February 2022, we began the construction of an additional warehouse with an area of 10,849 square meters (112,334 square-feet), which is expected to be finalized in September 2022.

We also have an investment with Grupo Hotelero Santa Fe, S.A.B. de C.V. (“Grupo Hotelero Santa Fe”), a Mexican hospitality investment and operating company, to develop and operate a 134-room hotel at the Monterrey airport under the Hilton Garden Inn brand. The hotel started operations on August 27, 2015.

We consider OMA Carga, our hotel operations and the operation of our industrial park a key part of our diversification strategy to increase our non-aeronautical revenues.

The following table provides summary data for each of our 13 airports for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019						2020						2021
					Aeronautical						Aeronautical						Aeronautical
			Sum of		and Non-				Sum of		and Non-				Sum of		and Non-
			Aeronautical		Aeronautical				Aeronautical		Aeronautical				Aeronautical		Aeronautical
			and		Revenues				and		Revenues per				and		Revenues
	Terminal		Non-Aeronautical		per Terminal		Terminal		Non-Aeronautical		Terminal		Terminal		Non-Aeronautical		per Terminal
	Passengers		Revenues (1)		Passenger(2)		Passengers		Revenues(1)		Passenger (2)		Passengers		Revenues(1)		Passenger (2)
	(Number		(in millions				(Number		(in millions				(Number		(in millions		(in pesos)
Airport	in millions)%		of pesos)%		(pesos)		in millions)%		of pesos)%		(pesos)		in millions)%		of pesos)%
Metropolitan destination:
Monterrey	11.2	48.2%	3,367.7	48.5%	301.3		5.0	45.1%	1,757.6	46.7%	351.9		8.3	45.9%	2,922.9	46.8%	407.2
Total metropolitan destination	11.2	48.2%	3,367.7	48.5%	301.3	(3)	5.0	45.1%	1,757.6	46.7%	351.9	(3)	8.3	45.9%	2,922.9	46.79%	407.2	(3)
Tourist destinations:
Acapulco	0.9	3.8%	268.2	3.9%	306.4		0.4	3.6%	144.4	3.8%	364.6		0.7	3.7%	229.9	3.7%	343.0
Mazatlán	1.2	5.0%	374.2	5.4%	322.2		0.7	6.7%	248.6	6.6%	335.8		1.1	6.1%	363.4	5.8%	338.3
Zihuatanejo	0.6	2.7%	217.1	3.1%	347.3		0.3	2.9%	117.0	3.1%	368.6		0.4	2.4%	159.1	2.5%	366.5
Total tourist destinations	2.7	11.5%	859.5	12.4%	322.9	(3)	1.4	13.2%	510.0	13.6%	350.8	(3)	2.2	12.2%	752.4	12.0%	345.3	(3)
Regional destinations:
Chihuahua	1.7	7.3%	478.4	6.9%	281.4		0.8	7.4%	261.8	7.0%	320.0		1.4	7.6%	467.6	7.5%	381.0
Culiacán	2.5	10.6%	684.3	9.9%	278.3		1.4	12.4%	411.3	10.9%	299.5		2.0	10.9%	631.1	10.1%	320.3
Durango	0.5	2.3%	163.6	2.4%	310.4		0.3	2.5%	90.6	2.4%	334.0		0.4	2.5%	169.9	2.7%	381.0
San Luis Potosí	0.6	2.8%	210.0	3.0%	326.4		0.3	2.8%	136.6	3.6%	441.5		0.5	2.9%	231.1	3.7%	437.1
Tampico	0.7	3.2%	225.2	3.2%	304.7		0.3	2.4%	91.7	2.4%	338.7		0.4	2.2%	153.2	2.5%	385.8
Torreón	0.7	3.1%	225.1	3.2%	317.7		0.3	2.9%	112.3	3.0%	350.1		0.5	3.0%	199.7	3.2%	371.8
Zacatecas	0.5	2.1%	155.4	2.2%	327.1		0.2	2.1%	81.8	2.2%	352.1		0.4	2.1%	147.4	2.4%	392.2
Total regional destinations	7.2	31.3%	2,142.0	30.9%	295.4	(3)	3.6	32.5%	1,186.1	31.5%	329.9	(3)	5.6	31.2%	2,000.0	32.0%	355.9	(3)
Border destinations:
Ciudad Juárez	1.6	6.9%	436.3	6.3%	273.1		0.8	7.1%	237.4	6.3%	300.5		1.5	8.3%	439.4	7.0%	292.9
Reynosa	0.5	2.1%	131.8	1.9%	274.2		0.2	2.1%	69.5	1.8%	303.5		0.4	2.4%	132.1	2.1%	310.1
Total border destinations	2.1	9.0%	568.1	8.2%	273.4	(3)	1.0	9.2%	306.9	8.2%	301.2	(3)	1.9	10.7%	571.5	9.1%	296.7	(3)
Sum of aeronautical and non-aeronautical revenues(1)	23.2	100%	6,937.3	100%	299.4	(3)	11.1	100%	3,760.6	100%	339.9	(3)	18.0	100%	6,246.8	100%	371.8	(3)
(1)	Defined as the sum of aeronautical and non-aeronautical revenues for each airport, which does not include eliminations among our subsidiaries and does not include revenues from construction services. Revenues in millions rounded to the decimal.
(2)	Revenues per terminal passenger are calculated by dividing the sum of aeronautical and non-aeronautical revenues for each airport by the number of terminal passengers for each airport. The result has been rounded to the decimal.
(3)	Represents average total revenues per terminal passenger for the applicable airports.

See Note 25 to our consolidated financial statements for further information by segment. The Company’s reportable segments under IFRS include its airports, the Terminal 2 NH Collection Hotel, the Hilton Garden Inn Hotel and the OMA-VYNMSA Industrial Park, individually, and information about our holding company and other companies has been combined in the “other” line item, as they represent other business activities and are segments that are not required to be reported separately. For purposes of analysis, segments are comprised of our two hotels, one industrial park, and thirteen individual airports, which have been grouped into four different regions according to their location: metropolitan, tourist, regional and border airports.

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports. In 2019, 2020 and 2021, aeronautical services revenues represented approximately 67.5%, 54.8% and 60.5%, respectively, of our total revenues and 76.0%, 71.5% and 76.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

The current agreements between our airports and our principal airline customers provide that payments for passenger charges will be between 30 and 60 days after the invoice delivery date. In 2021, the weighted average term of payment was 54 days.

International passenger charges are currently U.S. dollar-denominated but are collected in pesos based on the average exchange rate during the month prior to the flight, and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso. In 2019, 2020 and 2021, passenger charges corresponding to international passengers represented 16.87%, 13.20% and 15.95%, respectively, of our consolidated revenues (excluding construction services revenues). Domestic passenger charges are peso-denominated. In 2019, 2020 and 2021, passenger charges represented approximately 86.6%, 81.6% and 87.1%, respectively, of our aeronautical services revenues, 58.5%, 44.7% and 52.7%, respectively, of our total revenues and 65.9%, 58.4% and 66.3%, respectively, of the sum of aeronautical and non-aeronautical revenues. Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from all carriers including cargo carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client. In 2019, 2020 and 2021, these charges represented approximately 4.0%, 5.0% and 3.9%, respectively, of our aeronautical services revenues, 2.7%, 2.7% and 2.4%, respectively, of our total revenues and 3.0%, 3.6% and 3.0%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

We collect charges from carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo. These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and whether the service is domestic or international. Together with our aircraft parking, boarding and unloading charges described above, in 2019, 2020 and 2021, these charges represented approximately 3.2%, 4.2% and 3.2%, respectively, of our aeronautical services revenues, 2.2%, 2.3% and 1.9%, respectively, of our total revenues and 2.5%, 3.0% and 2.4%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles. These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client. In 2019, 2020 and 2021, these charges represented approximately 0.8%, 0.7% and 0.4%, respectively, of our aeronautical services revenues, 0.6%, 0.4% and 0.3%, respectively, of our total revenues and 0.6%, 0.5% and 0.3%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. Independent subcontractors provide airport security services at our airports. In 2019, 2020 and 2021, these charges represented approximately 1.1%, 1.0% and 1.0%, respectively, of our aeronautical services revenues, 0.7%, 0.6% and 0.6%, respectively, of our total revenues and 0.8%, 0.7% and 0.8%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

In response to the COVID-19 pandemic, we have continued to implement the following measures, which increased airport costs and expenses during 2021:

●	maintained disinfectant gel dispensers based on alcohol at a minimum of 70% in public areas and strategic points,
●	mandated and enforced the use of face coverings in all areas,
●	maintained temperature checkpoints at entry points for passengers and airport personnel,
●	provided personal protection equipment (PPE) (facemasks, gloves, face shields) to all our airport personnel,
●	maintained disinfectant mats to eliminate viruses and bacteria on footwear at the entrances to the terminals and offices,
●	maintained protective acrylics to minimize the transmission routes of COVID-19 between passengers and personnel in the airport facilities, including at information modules and commercial areas, such as stores and rental companies,
●	maintained physical barriers to ensure entry only and exit only flows,
●	distributed the questionnaire required by AFAC for the “Identification of Risk Factors in Travelers” in paper and electronic form,
●	increased the cleaning and sanitation cycles in all areas of our facilities, including through the increased use of disinfectants and the daily cleaning of transport equipment,
●	maintained guidelines for effective, efficient and recurrent supervision of compliance with health measures to prevent the spread of COVID-19,
●	displayed COVID-19 information, including national and international regulations regarding the pandemic and other relevant information, on all our airport information screens,
●	instituted work from home and staggered activity policies in certain departments, and
●	circulated to airport personnel informational materials on preventive measures and questionnaires to detect health risks.

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

As one of the main parts of our business strategy, we have prioritized increasing our non-aeronautical revenues, seeking new and improved commercial prices at our airports, as well as the development of the diversification and complementary activities. As a result of our efforts during the last ten years, our non-aeronautical revenues have increased as a percentage of our revenues. In 2010, non-aeronautical revenues represented 14.0% of the sum of aeronautical and non-aeronautical revenues, while in 2019, 2020 and 2021 non-aeronautical revenues accounted for approximately 21.3%, 21.8% and 19.0% of our total revenues, respectively. Non-aeronautical revenues represented 24.0%, 28.5% and 23.9% in 2019, 2020 and 2021, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Revenues from Commercial Activities

As another main part of our business strategy to enhance our non aeronautical revenues, we have prioritized increasing our revenues per passenger from commercial activities in our airports through the development of new areas, introduction of new services, brands and promotion of the commercial services described below. In 2021, our revenues from commercial activities increased by 36.3% in 2021 as compared to 2020. In order to position our commercial revenues for future growth, the following initiatives have been implemented or expanded:

●	Expanding and reconfiguring the commercial space available in our airport terminals. In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase passengers’ exposure to the commercial businesses operating in our airports. As a result, during the last ten years, we increased the total area available for commercial activity in our 13 airports by approximately 22.1%, and have more than doubled the commercial area in the Monterrey airport. As of December 31, 2021, the total area available for commercial activity at our 13 airports was 22,133 square meters (238,235 square feet), with an occupancy rate of 87.2%.
●	Supporting our commercial tenants through the effects of COVID-19 as a direct response to the pandemic, and ensuring that commercial services continue despite the pandemic by providing support programs, such as discounts and a payment deferral program, to certain commercial activities that were largely impacted by the decrease in passenger traffic. These programs were established in 2020, and were phased out completely by June 30, 2021.
●	Renegotiating agreements with commercial tenants upon expiration to be more consistent with market practice. We improved our lease arrangements with existing tenants by adopting a contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports. As of December 31, 2021, approximately 95.7% of our commercial contracts were subject to royalty-based leasing arrangements and approximately 63.8% generated royalties in 2021.
●	Improving the quality of retail offerings in our airports. Historically, commercial tenants in our terminals consisted of small, often similar, local businesses offering goods and services of limited variety. We have leased redesigned space formerly occupied by such tenants, as well as newly available space, to more established, internationally recognized businesses in order to improve the quality, diversity and brand recognition of commercial goods and services available to our passengers, which we believe, based in part on market surveys conducted at several of our airports, will increase the sales revenues of our commercial tenants, thereby increasing our revenues from commercial activities. As a result, our food and beverage service tenants currently offer internationally recognized brands such as Starbucks, Chili’s, Carl’s Jr, Texas Fine Dining, Urban Corner and Gastro Hub. In order to promote commercial development at all of our airports, we encourage commercial tenants to lease bundles of commercial spaces among multiple airports that we operate.

●	Providing timely commercial information. We use social media to communicate the commercial opportunities and activities at our airports on a daily basis. We believe that good communication is the best method to promote our commercial services. We advertise current deals and new commercial services and, in some cases, we offer seasonal deals in coordination with our tenants.
●	Improving travel experience. Our commercial team works together with our operational team, airline clients and commercial tenants to devise customer-oriented solutions to deliver a better experience for all our passengers.

Commercial activities in each of our airports currently consist of the following:

●	Parking facilities. Our concessions provide us the right to operate the car parking facilities at all of our airports. Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they are subject to the regulatory oversight of the Ministry of Infrastructure Communications and Transportation.
●	Advertising. On April 1, 2022, we entered into a new lease and advertising agreement with 5M2 Airports, S.A. de C.V. (“5M2 Airports”), effective through March 31, 2029. 5M2 Airports is the out-of-home media division of Grupo Expansión and provides services in mass transport stations and other airports in Mexico. Grupo Expansion is a leading printed and digital publishing and out-of-home media company in Mexico. We had previously signed a lease and advertising services agreement with ISA Corporativo, S.A. de C.V. (“ISA”) on October 4, 2018, which was terminated by ISA on December 31, 2021.
●	Retail and duty free. We have completed several renovation projects as part of our overall effort (described above) to improve the product mix and brand recognition of retail stores in the commercial areas at our airports. We also have several duty-free retailers that cater to international passengers.
●	Food and beverage services. Through the years, we have upgraded our restaurant and bar offerings, which has allowed us to attract world-class operators of food and beverage outlets offering a wide variety of cuisine options and service concepts.
●	Car rentals. We have internationally-known name-brand car rental providers at our airports and have encouraged car rental companies to establish on-site automobile pick-up and drop-off facilities at our airports. We have also encouraged our car rental providers to differentiate their VIP services and modernize their facilities.
●	Time-share marketing and hotel promotion. We receive revenues from time-share developers and hotels to whom we rent space in our airports for the purpose of marketing and sales of time-share units as well as provide hotel transportation services.
●	Financial services. We lease space to financial services providers (such as currency exchange bureaus, banks and ATMs) at our airports, and we charge providers of these financial services fees based partly on a percentage of the revenues recorded by their operations. ATM service is currently available at all of our airport terminals.
●	Communications. We offer telephone, mobile phone and internet services at our airports through contractual agreements with service providers and offer wireless internet access at all of our airports.
●	VIP Lounges. In December 2021 OMA transitioned from leasing space for the OMA Premium Lounge in the Monterrey, Mazatlán, Culiacán, Chihuahua, Acapulco and San Luis Potosí airports to directly operating all of OMA Premium Lounges. Before 2021, OMA Premium Lounges were operated by a third party through a revenue-sharing lease agreement. OMA also leases space for the American Express Centurion VIP Lounge and CitiBanamex Beyond Lounge in the Monterrey airport.

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

Our revenues from diversification activities increased by 42.1% as compared to 2020. The following are our main diversification initiatives during 2021:

●	OMA Carga Operations. We operate four bonded warehouses that provide cargo logistics services, which include storage, handling, custody maneuvers, loading and unloading, and x-ray screening of exports, among other services. Two bonded warehouses operate at the Monterrey airport, one operates at the Ciudad Juárez airport and the other one at the Chihuahua airport. Total revenues from OMA Carga Operations increased by 40.3% to Ps.257,210 thousand, in comparison to revenues totalling Ps.183,382 thousand in 2020.
●	Terminal 2 NH Collection Hotel at Mexico City Airport. In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease agreement with Mexico City International Airport that expires in 2029. A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%. The Terminal 2 NH Collection Hotel opened in August 2009. For the year ended December 31, 2021, total revenues increased by 54.9% to Ps.109,276 thousand, compared to 2020, and annual average occupancy during such period was 63.8%. In 2021, the annual average rate per room was Ps.2,124.
●	Hilton Garden Inn Hotel at Monterrey airport. In July 2013, we partnered with Grupo Hotelero Santa Fe, S.A.B. de C.V. a publicly-listed Mexican hospitality investment and operating company, to develop and operate a 134-room hotel at the Monterrey airport under the Hilton Garden Inn brand. We own 85% of Consorcio Hotelero Aeropuerto de Monterrey, S.A.P.I. de C.V. and Grupo Hotelero Santa Fe holds the remaining 15%. The Hilton Garden Inn at the Monterrey airport includes a restaurant and bar, business centers and a fitness center and is easily accessible from Terminals A and B of the airport. For the year ended December 31, 2021, total revenues increased by 60.9% to Ps.52,483 thousand, compared to 2020, and annual average occupancy during such period was 46.1%. In 2021, the annual average rate per room was Ps.1,917.
●	OMA-VYNMSA Aero Industrial Park. In November 2012, we, through our subsidiary OMA Logística, entered into a strategic alliance agreement with VYNMSA, to build and operate an industrial park at the Monterrey airport through a special purpose vehicle named OMA-VYNMSA Aero Industrial Park, S.A. de C.V. in which OMA Logística has a 51% ownership interest and VYNMSA has a 49% ownership interest. As part of this strategic alliance, 32.4 hectares (80.06 acres) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park. The industrial park was inaugurated on March 20, 2015, and as of December 2021 we have built a total of 10 warehouses with a total leasable area of 63,813 square meters (686,877 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 40 to 144 months. In February 2022, this company started the construction of an additional warehouse of 10,849 square meters (112,334 square-feet) , which is expected to finalize in September 2022.
●	Shopping Center and Office Plaza. Located in the outside areas of Terminal A of the Monterrey airport, the shopping center and office plaza consists of a two-story building with commercial space on the lower level and office space for rent on the upper level.

●	Gasoline Service Station at Monterrey airport. In December 2012, a gasoline service station within the Monterrey airport began operations. The 2,500 square meters (26,910 square feet) of land on which the service station is located is identified for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Mobil, for a renewable term of 15 years. Grupo ORSAN is responsible for the operation of and all investments in the service station. In 2021, the leasing of this land to Grupo ORSAN generated revenues of Ps.2,979 thousand.
●	Office Center for Cargo Logistics Agents. Leasing of 1,045 square meters (11,248 square feet) of space at the Monterrey airport with an occupancy rate of 84.0% as of December 31, 2021.

Revenues from Complementary Activities

Our complementary activities generated 18.4% of our non-aeronautical revenues in 2021. These include:

●	Leasing of space. Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.
●	Baggage-Screening Services. The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006 and all domestic commercial flights as of July 2006 to undergo a comprehensive screening process for the detection of explosives. We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate our airline customers’ compliance with the baggage-screening guidelines. We negotiated an increase to maximum rates as of 2013 with the Federal Civil Aviation Agency to take into account the maintenance costs of baggage-screening systems in all of our airports required by mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16. Our subsidiary Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening systems at our airports since March 1, 2012. In 2021, our revenues from the operation of checked-baggage screening system service, amounted to Ps. 150,238 thousand.
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

Our Airports

In 2019, 2020 and 2021, our airports served a total of approximately 23.2 million, 11.1 million and 18.0 million terminal passengers, respectively. All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table sets forth the percentage of terminal passenger traffic generated at our airports per type of destination during 2019, 2020 and 2021:

	Percentage of Total Passenger Traffic
Type of Destination	2019	2020	2021
Metropolitan (Monterrey)	48.2%	45.1%	45.9%
Tourist (Acapulco, Mazatlán and Zihuatanejo)	11.5%	13.2%	12.2%
Border (Ciudad Juárez and Reynosa)	9.0%	9.2%	10.7%
Regional (Culiacán, Chihuahua, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas)	31.3%	32.5%	31.2%

The following tables set forth the passenger traffic volume presented in amounts of (i) total passengers, (ii) terminal departing and arriving passengers and (iii) transit passengers, for each of our airports for the periods indicated:

Passenger Traffic

	For the Year Ended December 31,
	2017			2018			2019			2020			2021
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	685,124	5,198	690,322	739,120	15,340	754,460	875,315	14,298	889,613	395,948	1,704	397,652	670,239	6,180	676,419
Ciudad Juárez	1,173,135	7,846	1,180,981	1,364,028	9,725	1,373,753	1,597,471	8,168	1,605,639	790,009	3,053	793,062	1,499,841	813	1,500,654
Culiacán	1,909,651	14,480	1,924,131	2,270,834	10,477	2,281,311	2,458,863	8,915	2,467,778	1,373,102	2,571	1,375,673	1,970,211	9,197	1,979,408
Chihuahua	1,409,579	16,762	1,426,341	1,556,770	11,788	1,568,558	1,699,816	5,004	1,704,820	818,151	650	818,801	1,363,937	768	1,364,705
Durango	395,905	3,442	399,347	418,914	2,711	421,625	527,004	5,521	532,525	271,231	1,317	272,548	446,030	789	446,819
Mazatlán	994,283	22,085	1,016,368	1,038,555	14,220	1,052,775	1,161,155	21,573	1,182,728	740,306	8,310	748,616	1,106,071	13,108	1,119,179
Monterrey	9,771,630	28,232	9,799,862	10,733,186	36,620	10,769,806	11,176,555	24,797	11,201,352	4,994,170	4,341	4,998,511	8,269,834	8,066	8,277,900
Reynosa	485,727	288	486,015	466,934	158	467,092	480,524	169	480,693	229,058	221	229,279	425,918	524	426,442
San Luis Potosí	553,353	1,639	554,992	626,512	2,282	628,794	643,224	2,509	645,733	309,311	823	310,134	528,625	2,317	530,942
Tampico	717,342	4,199	721,541	736,627	2,638	739,265	739,143	2,750	741,893	270,835	728	271,563	397,191	2,380	399,571
Torreón	618,930	4,191	623,121	681,551	5,164	686,715	708,563	6,153	714,716	320,820	1,591	322,411	537,161	3,079	540,240
Zacatecas	349,453	1,470	350,923	366,871	2,639	369,510	475,241	3,849	479,090	232,352	1,003	233,355	375,930	451	376,381
Zihuatanejo	597,902	2,068	599,970	566,497	1,331	567,828	625,186	501	625,687	317,395	637	318,032	434,176	29	434,205
Total	19,662,014	111,900	19,773,914	21,566,399	115,093	21,681,492	23,168,060	104,207	23,272,267	11,062,688	26,949	11,089,637	18,025,164	47,701	18,072,865
(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	For the Year Ended December 31,
	2017			2018			2019			2020			2021
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	305,337	41,326	346,663	327,220	43,948	371,168	392,382	46,383	438,765	178,343	22,046	200,389	304,494	30,640	335,134
Ciudad Juárez	573,739	2,244	575,983	668,369	3,927	672,296	772,724	5,856	778,580	384,557	1,677	386,234	718,819	11,814	730,633
Culiacán	940,889	22,723	963,612	1,118,311	25,413	1,143,724	1,210,867	30,656	1,241,523	681,298	11,417	692,715	962,481	41,991	1,004,472
Chihuahua	638,836	65,574	704,410	701,064	72,745	773,809	762,680	80,957	843,637	370,880	40,497	411,377	607,491	86,328	693,819
Durango	161,252	36,228	197,480	171,650	37,542	209,192	208,049	56,567	264,616	105,226	30,968	136,194	172,323	55,337	227,660
Mazatlán	341,616	157,267	498,883	363,086	157,710	520,796	413,165	166,222	579,387	279,964	94,180	374,144	460,163	91,969	552,132
Monterrey	4,193,276	674,556	4,867,832	4,612,687	728,440	5,341,127	4,777,176	774,363	5,551,539	2,195,445	288,703	2,484,148	3,384,393	741,850	4,126,243
Reynosa	234,880	3,210	238,090	225,614	3,354	228,968	230,461	3,392	233,853	108,582	1,809	110,391	203,881	8,205	212,086
San Luis Potosí	185,349	91,558	276,907	207,879	104,717	312,596	211,770	108,127	319,897	105,942	48,709	154,651	173,765	92,965	266,730
Tampico	332,405	28,354	360,759	333,706	37,904	371,610	331,815	38,671	370,486	123,884	14,274	138,158	174,714	27,454	202,168
Torreón	277,275	37,673	314,948	299,449	43,274	342,723	306,625	47,316	353,941	144,792	16,840	161,632	229,382	39,778	269,160
Zacatecas	104,028	71,578	175,606	107,399	76,809	184,208	158,191	81,492	239,683	79,767	39,216	118,983	122,420	71,167	193,587
Zihuatanejo	177,623	121,440	299,063	167,886	116,800	284,686	197,126	116,593	313,719	95,487	67,842	163,329	167,531	49,600	217,131
Total	8,466,505	1,353,731	9,820,236	9,304,320	1,452,583	10,756,903	9,973,031	1,556,595	11,529,626	4,854,167	678,178	5,532,345	7,681,857	1,349,098	9,030,955

	For the Year Ended December 31,
	2017			2018			2019			2020			2021
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Acapulco	326,492	11,969	338,461	354,367	13,585	367,952	422,254	14,296	436,550	182,686	12,873	195,559	319,269	15,836	335,105
Ciudad Juárez	596,586	566	597,152	691,262	470	691,732	818,244	647	818,891	403,398	377	403,775	768,487	721	769,208
Culiacán	939,409	6,630	946,039	1,123,022	4,088	1,127,110	1,211,407	5,933	1,217,340	678,105	2,282	680,387	957,713	8,026	965,739
Chihuahua	659,426	45,743	705,169	734,964	47,997	782,961	802,503	53,676	856,179	381,813	24,961	406,774	626,199	43,919	670,118
Durango	177,219	21,206	198,425	191,524	18,198	209,722	224,717	37,671	262,388	110,487	24,550	135,037	178,320	40,050	218,370
Mazatlán	353,920	141,480	495,400	375,957	141,802	517,759	434,104	147,664	581,768	285,878	80,284	366,162	474,146	79,793	553,939
Monterrey	4,308,480	595,318	4,903,798	4,788,705	603,354	5,392,059	4,979,390	645,626	5,625,016	2,292,727	217,295	2,510,022	3,590,916	552,675	4,143,591
Reynosa	247,231	406	247,637	237,689	277	237,966	246,429	242	246,671	118,395	272	118,667	213,334	498	213,832
San Luis Potosí	210,794	65,652	276,446	243,290	70,626	313,916	242,306	81,021	323,327	115,160	39,500	154,660	187,314	74,581	261,895
Tampico	341,321	15,262	356,583	349,805	15,212	365,017	353,006	15,651	368,657	126,954	5,723	132,677	181,277	13,746	195,023
Torreón	286,981	17,001	303,982	322,643	16,185	338,828	331,013	23,609	354,622	149,194	9,994	159,188	246,130	21,871	268,001
Zacatecas	117,174	56,673	173,847	121,675	60,988	182,663	169,639	65,919	235,558	80,903	32,466	113,369	125,326	57,017	182,343
Zihuatanejo	188,412	110,427	298,839	177,154	104,657	281,811	208,721	102,746	311,467	97,830	56,236	154,066	173,028	44,017	217,045
Total	8,753,445	1,088,333	9,841,778	9,712,057	1,097,439	10,809,496	10,443,733	1,194,701	11,638,434	5,023,530	506,813	5,530,343	8,041,459	952,750	8,994,209

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2021:

Capacity(1) by Airport(2)

	Peak Air Traffic
	Movements per	Runway	% Capacity
Airport	Hour	Capacity(3)	Used
Acapulco	5	40	12.5
Ciudad Juárez	6	20	30.0
Culiacán	9	24	37.5
Chihuahua	7	40	17.5
Durango	3	40	7.5
Mazatlán	8	22	36.4
Monterrey	19	38	50.0
Reynosa	4	18	22.2
San Luis Potosí	6	20	30.0
Tampico	4	22	18.2
Torreón	5	20	25.0
Zacatecas	3	20	15.0
Zihuatanejo	6	20	30.0
(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2021 figures.
(3)	Air traffic movements per hour.

The following table sets forth the terminal capacity of each of our airports as of December 31, 2021:

Capacity(1) by Airport(2)

	Peak Passenger
	Traffic Movements	Terminal	% Capacity
Airport	per Hour	Capacity(3)	Used
Acapulco	474	1,103	43.0
Ciudad Juárez	869	621	139.9
Culiacán	977	938	104.2
Chihuahua	805	1,297	62.1
Durango	403	606	66.5
Mazatlán	955	1,537	62.1
Monterrey Terminal A	1,391	2,091	66.5
Monterrey Terminal B	569	1,469	38.7
Monterrey Terminal C	1,534	1,246	123.1
Reynosa	574	895	64.1
San Luis Potosí	463	1,380	33.6
Tampico	384	776	49.5
Torreón	418	549	76.1
Zacatecas	387	579	66.8
Zihuatanejo	549	945	58.1
(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2021 figures.
(3)	Passenger traffic during peak hours.

The following table sets forth the air traffic movements for each of our airports for the periods indicated:

Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
Acapulco	22,838	24,151	23,606	16,115	18,360
Ciudad Juárez	16,215	18,512	19,260	12,277	18,243
Culiacán	38,018	41,133	40,750	29,520	35,912
Chihuahua	29,361	30,760	30,222	20,990	27,366
Durango	14,559	15,324	16,039	11,556	13,985
Mazatlán	17,424	17,579	17,342	13,407	18,325
Monterrey	110,938	114,564	112,188	58,265	77,860
Reynosa	8,639	7,278	6,757	4,825	7,181
San Luis Potosí	21,605	21,394	19,813	12,628	16,420
Tampico	18,702	18,930	17,219	10,266	14,720
Torreón	14,842	16,863	16,912	10,350	14,077
Zacatecas	6,868	6,903	7,390	4,377	6,282
Zihuatanejo	12,343	11,959	12,582	9,580	10,626
Total	332,352	345,350	340,080	214,156	279,357
(1)	Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
Acapulco	30.0	30.6	37.1	24.6	36.5
Ciudad Juárez	72.3	73.7	82.9	64.3	82.2
Culiacán	50.2	55.2	60.3	46.5	54.9
Chihuahua	48.0	50.6	56.2	39.0	49.8
Durango	27.2	27.3	32.9	23.5	31.9
Mazatlán	57.1	59.1	67.0	55.2	60.4
Monterrey	88.1	93.7	99.6	85.7	106.2
Reynosa	56.2	64.2	71.1	47.5	59.3
San Luis Potosí	25.6	29.3	32.5	24.5	32.2
Tampico	38.4	38.9	42.9	26.4	27.0
Torreón	41.7	40.4	41.9	31.0	38.2
Zacatecas	50.9	53.1	64.3	53.1	59.8
Zihuatanejo	48.4	47.4	49.7	33.1	40.9
Average of all airports	59.2	62.4	68.1	51.7	64.5
(1)	Includes total passengers divided by total air traffic movements.

Air Traffic Movements by Aviation Category(1)

a
	For the Year Ended December 31,
	2020	2021
Commercial aviation	125,975	172,410
Charter aviation	648	266
General aviation and other	87,533	106,681
Total	214,156	279,357
(1)Includes departures and landings for all 13 airports.

Metropolitan Destination

Monterrey International Airport

The Monterrey airport is our most important airport based on passenger traffic (including both domestic and international passengers), air traffic movements and contribution to aeronautical revenues. According to the AFAC, the Monterrey airport was the fifth busiest airport in Mexico in 2021 based on commercial and general aviation passenger traffic. In 2019, 2020 and 2021, it accounted for approximately 48.2%, 45.1% and 45.9%, respectively, of our terminal passenger traffic.

In 2019, 2020 and 2021, a total of 11.2 million, 5.0 million, and 8.3 million terminal passengers, respectively, were served by the Monterrey airport. Of the terminal passengers in 2019, 87.3% were domestic, and 12.7% were international passengers. In 2020, 89.9% were domestic, and 10.1% were international passengers. In 2021, 84.3% were domestic, and 15.7% were international passengers. This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 11 commercial airlines operated at this airport during 2021. In 2021, airlines operating at this airport served 46 direct destinations, including 33 domestic destinations and 13 international destinations. In 2021, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Guadalajara, Tijuana, Puerto Vallarta, Mérida, Veracruz, San José del Cabo, Villahermosa, Querétaro, Hermosillo, Mazatlán, Ciudad Juárez, Puebla, Chihuahua, El Bajío, Houston, Dallas, San Antonio, Las Vegas, Atlanta, McAllen, Harlingen, Chicago, Miami, Panama City, Los Angeles and Madrid. In 2021, the principal airlines operating at the airport were VivaAerobus, Volaris, Aeroméxico, Magnicharters, American Airlines, United Airlines, Aeroméxico Connect, Aeromar, TAR and Delta Airlines.

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

The Monterrey airport operates 24 hours a day. The airport has two operating runways, one with a length of 3,000 meters (9,842 feet) and the other with a length of 1,800 meters (5,905 feet). The airport’s runway capacity is 38 air traffic movements per hour. The airport also has an instrument landing system on runway 29. The airport occupies a total area of 806.2 hectares (3.11 square miles) and has three commercial passenger terminal buildings (Terminal A, B and C for domestic and international flights) with a total area of approximately 62,297 square meters (670,559 square feet). The airport has three platforms for commercial aviation operations, one platform for general aviation operations, one platform for air freight operations with eight positions and eleven taxiways.

The Terminal A building has a total area of approximately 29,269 square meters (315,049 square feet), of which 4,571 square meters (49,202 square feet) is commercial space, a 19-position apron for commercial aviation, eight-position apron for air freight, a five-position apron for general aviation, nine air bridges, an ample boarding lounge for passengers making connections with other flights and other boarding lounges. Terminal A has 15 boarding gates for international or domestic flights and a public parking facility that accommodates 2,102 vehicles.

The Terminal B building started operations on September 1, 2010, and is used by Aeroméxico, Aeroméxico Connect, Delta, TAR and Aeromar. Terminal B has a total area of approximately 20,568 square meters (221,392 square feet), of which 3,309 square meters (35,618 square feet) is commercial space. It has two levels plus a mezzanine and includes six air bridges, an 18-position commercial aviation apron and 14 boarding gates. Terminal B also has a public parking facility that accommodates 650 vehicles. In 2018, we completed a 1,200 square-meter (12,917 square-foot) expansion of the passenger waiting area for regional flights leaving out of Terminal B at the Monterrey airport. The expansion increased the regional waiting area by 280%. The project had a total investment of Ps.125 million, and it started operations on September 8, 2018.

The Terminal C building has a total area of approximately 12,460 square meters (134,118 square feet), of which 1,841 square meters (19,816 square feet) is commercial space. This terminal, which commenced operation at year-end 2006, is used by VivaAerobus. Terminal C has eight boarding gates and serves 15 aircraft positions for commercial aviation. In January 2012, we concluded the construction of a new modern access to the Terminal C building, more commercial spaces and an additional baggage-claim area, with a total area of approximately 3,420 square meters (36,812 square feet). Terminal C has a public parking facility that accommodates 987 vehicles.

The Monterrey airport offers air cargo services for imports and exports and serves as a logistical hub for domestic and international air shipping providers. Its current infrastructure servicing air cargo operations includes bonded warehouses. An area of 14,661 square meters (157,810 square feet) has been occupied by Federal Express and OMA Carga since 2004, United Parcel Service since 2005 and DHL since 2011. In 2017, OMA Logística started operating a 15,926 square-meter (171,426 square-feet) bonded warehouse under the OMA Carga brand to facilitate for ground cargo operations between customs. Inside the Monterrey airport, the customs authority has import and export merchandise checkpoint platforms and our warehouses offer services for the handling, storage and custody of merchandise, dry cargo, controlled temperature, DGR (Dangerous Goods Regulation), X-ray (authorized equipment by TSA), 24/7 surveillance cameras, scales of up to 30 tons, as well as miscellaneous services required for authorized import and export operations. The Monterrey airport also offers commercial, office and parking spaces that facilitate and contribute to the activities of all users and make it an attractive logistical hub for the entire foreign trade community, in conjunction with the infrastructure and facilities for Mexican customs.

To allow the future expansion of the Monterrey airport, including its second commercial runway, between 2007 and 2011, we entered into a series of agreements for the purchase and exchange of plots of land adjacent to or near the Monterrey airport. We currently own approximately 575 hectares (2.2 square miles) of land reserve adjacent or near the Monterrey airport with an aggregate book value of Ps. 1,705,774 thousand, of which approximately 393 hectares (1.5 square miles) with a book value of Ps.1,571,509 thousand are owned by the Monterrey airport and approximately 182 hectares (0.7 square miles) with a book value of Ps.134,264 thousand are owned by our other subsidiaries. The acquired land is classified in our financial statements as land owned by the Company at its acquisition value, presented as a fixed asset. To recover the cost of our investments in land reserve, on December 4, 2012, we received authorization from the Mexican Bureau of Civil Aviation (currently AFAC) to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 pesos) in investments included in the 2011–2015 Master Development Program for the Monterrey airport. Additionally, during the 2011 Master Development Program review, We recognized Ps.77,307 thousand (amount expressed in nominal 2009 pesos) of cost of land acquisitions. The recovery of Ps.695,767 thousand (amount expressed in nominal 2009 pesos) of cost of land acquisitions is included in the indicative period of our currently approved Master Development Program for 2026-2035. The actual amounts of recovery are adjusted annually based on the Mexican Producer Index.

On July 22, 2016, we sold 200,000 square meters (2,152,782 square feet) of vacant land outside the Monterrey airport, which was not required for future aeronautical use, for Ps.30 million. The Acapulco airport owned 58.82% of the vacant land and the Zihuatanejo airport owned 41.18%.

In November 2019, we started a major expansion project at the Monterrey airport. We expect to invest approximately Ps.5.1 billion between 2019 and 2025. The project will be built in two phases. Phase 1 consists of the expansion of the public and check-in areas of Terminal A and the construction of a new boarding gate wing. As a result, total terminal space will increase by approximately 14,646 square meters (157,648 square feet), approximately a 24% increase of the existing terminal space. Certain components of Phase 1 are expected to become operational by the end of the second quarter of 2022. Phase 2 consists of the construction of a second new boarding gate wing and an overall expansion of the terminal, increasing terminal space by an additional 14,753 square meters (158,800 square feet), an increase of 19% versus phase 1. Phase 2 is expected to be completed by the end of 2025. After both phases of the expansion, the Monterrey airport will have an annual capacity of 16.3 million passengers (up from 12.0 million passengers currently), positioning itself as one of the busiest connection centers in northern Mexico.

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession. Historically, Aeropuerto del Norte has been used solely for general aviation operations. The state of Nuevo León has requested in the past that the Ministry of Infrastructure, Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations. To date, the Ministry of Infrastructure, Communications and Transportation has not amended Aeropuerto del Norte’s concession. The Ministry of Infrastructure, Communications and Transportation may authorize such an amendment and that commercial aviation flights will operate from Aeropuerto del Norte in the future. In addition, we understand that Aeropuerto del Norte is not capable of accommodating commercial passenger traffic with its current infrastructure.

Tourist Destinations

Acapulco International Airport

The Acapulco airport is our sixth most important airport based on passenger traffic and contribution to aeronautical revenues. According to the AFAC, the Acapulco airport was the 25th busiest airport in Mexico in 2021 based on commercial and general aviation passenger traffic. In 2019, 2020 and 2021, it accounted for approximately 3.8%, 3.6% and 3.7%, respectively, of our terminal passenger traffic.

In 2019, 2020 and 2021, a total of 875,315, 395,948 and 670,239 terminal passengers, respectively, were served by the Acapulco airport. Of the terminal passengers in 2019, 93.1% were domestic, and 6.9% were international. In 2020, 91.2% were domestic, and 8.8% were international. In 2021, 93.1% were domestic and 6.9% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 8 airlines (seven commercial airlines and one charter airline) operated at this airport during 2021. In 2021, airlines operating at this airport served eight direct destinations, including five domestic destinations and three international destinations. In 2021, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Tijuana, Monterrey, Guadalajara and Cancún. In 2021, the principal airlines operating at the airport were Volaris, Aeroméxico Connect, VivaAerobus, Aeromar, United Airlines, Aeroméxico, American Airlines and Air Transat.

The Acapulco airport is located approximately 15 kilometers (9 miles) from the city of Acapulco in the state of Guerrero, which has a population (including its suburbs) of 852,622. Guerrero is Mexico’s 13th largest state based on population, and the city of Acapulco is one of Mexico’s most recognized tourist destinations, of particular importance as a port of embarkation and disembarkation for cruise ships. We believe that these cruise ship passengers represent a significant portion of the airport’s terminal passengers.

The Acapulco airport operates 24 hours a day. The airport has two operating runways and six taxiways. The principal runway has a length of 3,300 meters (10,827 feet), and the auxiliary runway has a length of 1,700 meters (5,577 feet). The apron servicing commercial aviation accommodates 17 airplanes, and the general aviation apron accommodates 24 aircrafts.

The runway capacity at the Acapulco airport is 40 air traffic movements per hour. The airport also has two instrument landing systems for landing in low visibility on runways 10 and 28, which provide precise guidance to assist aircraft during landing. The airport occupies a total area of 422.2 hectares (1.63 square miles) with a total terminal space of 15,436 square meters (166,151 square feet), of which 2,020 square meters (21,743 square feet) is commercial space. Besides having the instrument landing system, runways 10 and 28 have approach lights and flashes on both headers. The Acapulco airport has a public parking facility that accommodates 110 vehicles.

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

Mazatlán International Airport

The Mazatlán airport is our fifth most important airport based on passenger traffic. According to the AFAC, the Mazatlán airport was the 16th busiest airport in Mexico in 2021 based on commercial and general aviation passenger traffic. In 2019, 2020 and 2021, it accounted for approximately 5.0%, 6.7% and 6.1%, respectively, of our terminal passenger traffic.

In 2019, 2020 and 2021, a total of 1,161,155, 740,306 and 1,106,071 terminal passengers, respectively, were served by the Mazatlán airport. Of the terminal passengers in 2019, 73.0% were domestic, and 27.0% were international. In 2020, 76.4% were domestic, and 23.6% were international. In 2021, 84.5% were domestic and 15.5% were international. The airport’s passengers are predominantly domestic tourists who come from Mexico City, Monterrey and Tijuana, among other cities, and international tourists who come primarily from the United States and Canada. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 15 airlines operate at the airport (13 commercial airlines and two charter airlines). In 2021, airlines operating at this airport served 22 direct destinations, including ten domestic destinations and twelve international destinations. Of these destinations, Mexico City, Tijuana, Monterrey, Chihuahua, La Paz, Cabo San Lucas, San José del Cabo, Ciudad Juárez, Querétaro, and Guadalajara were the main domestic routes. The main international destinations served by this airport were Los Angeles, Phoenix, Dallas, Minneapolis and Houston in the United States and Calgary, Vancouver, Edmonton and Toronto in Canada. In 2021, the principal airlines operating at this airport were Volaris, VivaAerobus, Aeroméxico Connect, American Airlines, Alaska Airlines, Aero Calafía, Magnicharters, TAR, Aeroméxico and WestJet.

The Mazatlán airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of 501,441 people. Mazatlán is the principal tourist destination of the Sinaloa region, with about 9,754 hotel rooms, according to the Mexican Ministry of Tourism (Secretaría de Turismo). Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

The Mazatlán airport operates 24 hours a day. Its runway capacity is 22 air traffic movements per hour. The airport occupies approximately 439.8 hectares (1.70 square miles) of land. The airport’s facilities include a terminal building with a total area of 18,444 square meters (198,530 square feet), of which 2,268 square meters (24,413 square feet) is commercial space. The airport has a commercial aviation apron with 10 positions and a general aviation apron with 24 positions. In addition, the airport has four air bridges and a public parking facility that accommodates 157 vehicles. The airport’s runway is 2,702 meters (8,865 feet) long, with four taxiways that connect the commercial and general aviation platforms and includes an instrument landing system on runway 26.

In 2014, the terminal building was expanded by 2,300 square meters (24,757 square feet) and 2,500 square meters (26,909 square feet) of space were refurbished, including the main facade of the airport, waiting area, check-in and inspection points, restrooms and offices. Commercial spaces were also expanded. In October 2021, we started a project to redesign and redirect passenger flows at the terminal building of the Mazatlán airport. This project will increase the airport capacity by approximately 1,134 square meters (12,206 square feet), increase the terminal space by 6% and distribute commercial and operational spaces more efficiently by taking advantage of the reconfiguration of passenger flows. We expect to invest approximately Ps.120 million in this project which is expected to be fully completed by the end of 2022.

Zihuatanejo International Airport

The Zihuatanejo airport is our tenth most important airport based on passenger traffic. According to the AFAC, the Zihuatanejo airport was the 32nd busiest airport in Mexico in 2021 based on commercial and general aviation passenger traffic. In 2019, 2020 and 2021, it accounted for approximately 2.7%, 2.9% and 2.4% respectively, of our terminal passenger traffic.

In 2019, 2020 and 2021, a total of 625,186, 317,395 and 434,176 terminal passengers, respectively, were served by the Zihuatanejo airport. Of the terminal passengers in 2019, 64.9% were domestic, and 35.1% were international. In 2020, 60.9% were domestic, and 39.1% were international. In 2021, 78.4% were domestic and 21.6% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican and international economic conditions.

A total of 15 airlines operate at the airport (12 commercial airlines and three charter airlines). In 2021, airlines operating at this airport served 14 direct destinations, including two domestic destinations and 12 international destinations. In 2021, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Tijuana, Los Angeles, Houston, Phoenix, Calgary, Minneapolis, Dallas, Chicago and Vancouver. In 2021, the principal airlines operating at this airport were Aeroméxico Connect, Volaris, Aeromar, VivaAerobus, Alaska Airlines, United Airlines, American Airlines, WestJet, Sun Country, Aeroméxico, Air Canada, Magnicharters and Sunwing.

The Zihuatanejo airport is located approximately 12 kilometers (7 miles) from the city of Zihuatanejo. Situated in the state of Guerrero, with a population of 126,001 people, the city of Zihuatanejo is one of Mexico’s most attractive tourist destinations, with approximately 6,226 hotel rooms, according to the Ministry of Tourism, a marina, world-class golf courses and a growing residential real estate market.

The Zihuatanejo airport operates 14 hours a day. The airport has one runway, which is 2,506 meters (8,222 feet) long with a runway capacity of 20 air traffic movements per hour. The airport’s facilities include a terminal building encompassing an area of 11,336 square meters (122,020 square feet), including 1,450 square meters (15,608 square feet) of commercial space. It has a six-position commercial aviation apron, a 23-position general aviation apron and two taxiways. The Zihuatanejo airport has a public parking facility that accommodates 171 vehicles.

The quality of services offered at the Zihuatanejo airport has improved as a result of the rehabilitation of its runway, the remodeling and expansion of the departure gate area and the reconfiguration of the passenger and carry-on luggage screening area, which were completed on July 14, 2016.

In order to maintain the current infrastructure of the Zihuatanejo airport, on June 2019, we began construction of a structural reinforcement of its terminal building. Total investment is approximately Ps.134 million and construction is expected to be completed by the end of 2022.

Regional Destinations

Chihuahua International Airport

The Chihuahua airport is our fourth most important airport based on passenger traffic and air traffic movements and our third most important airport based on aeronautical revenues. According to the AFAC, the Chihuahua airport was the 13th busiest airport in Mexico in 2021 based on commercial and general aviation passenger traffic. In 2019, 2020 and 2021, it accounted for approximately 7.3%, 7.4% and 7.6%, respectively, of our terminal passenger traffic.

In 2019, 2020 and 2021, a total of 1,699,816, 818,151, and 1,363,937 terminal passengers, respectively, were served by the Chihuahua airport. Of the terminal passengers in 2019, 92.1% were domestic, and 7.9% were international. In 2020, 92.0% were domestic, and 8.0% were international. In 2021, 90.5% were domestic and 9.5% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight commercial airlines operate at the airport. In 2021, airlines operating at this airport served 13 direct destinations, including fourteen domestic destinations and two international destinations. In 2021, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Monterrey, Cancún, Tijuana, Mazatlán, Culiacán, Hermosillo, Los Mochis, Querétaro, Dallas, Denver. In 2021, the principal airlines operating at this airport were Volaris, VivaAerobus, Aeroméxico, Aeroméxico Connect, American Airlines and TAR.

The Chihuahua airport is located approximately 18 kilometers (11 miles) from the city of Chihuahua, the capital of the state of Chihuahua. The city’s population is 937,674 people. Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

The Chihuahua airport operates 14 hours a day. The airport has three runways, with lengths of 2,600 meters (8,530 feet), 2,420 meters (7,940 feet) and 1,100 meters (3,609 feet), respectively. The runway system has a capacity of 40 air traffic movements per hour. The airport also has an instrument landing system on runway 36R. The airport occupies a total area of approximately 909.2 hectares (3.51 square miles). The airport’s facilities include a terminal building with a total area of approximately 12,968 square meters (139,586 square feet), including 1,629 square meters (17,534 square feet) of commercial space, a seven-position apron for commercial aviation, two aprons with a total of 21 positions for general aviation, four taxiways, a one-position apron for airfreight and one air bridge. The airport terminal has seven gates. The Chihuahua airport has a public parking facility that accommodates 627 vehicles.

To accommodate growing demand for airfreight services and an expanding local economy, in August 2005 we completed the construction of a cargo area, which includes a warehouse, a customs platform and office, storage areas and logistics offices. We currently operate all international cargo operations at this airport directly.

In December 2016, we started an expansion and remodeling of the terminal building at the Chihuahua airport, which was completed on September 17, 2019. The project had a total investment of Ps.318 million and included 5,743 square meters (61,817 square feet) of new areas and the remodeling of 9,510 square meters (102,365 square feet).

Culiacán International Airport

The Culiacán airport is our second most important airport based on passenger traffic, air traffic movements and contribution to aeronautical revenues. According to the AFAC, the Culiacán airport was the 10th busiest airport in Mexico in 2021 based on commercial and general aviation passenger traffic. In 2019, 2020 and 2021, it accounted for approximately 10.6%, 12.4% and 10.9%, respectively, of our terminal passenger traffic.

In 2019, 2020 and 2021, a total of 2,458,863, 1,373,102 and 1,970,211 terminal passengers, respectively, were served by the Culiacán airport. Of the terminal passengers in 2019, 98.5% were domestic, and 1.5% were international. In 2020, 99.0% were domestic, and 1.0 % were international. In 2021, 97.5% were domestic and 2.5% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation. In 2019, 2020 and 2021, commercial aviation accounted for approximately 99.8%, 99.7% and 99.7%, respectively, and general aviation accounted for approximately 0.2%, 0.3% and 0.3%, respectively, of the airport’s terminal passenger traffic.

A total of seven commercial airlines operate at the airport. In 2021, airlines operating at this airport served twelve domestic destinations: Tijuana, Mexico City, Guadalajara, San José del Cabo, Mexicali, Monterrey, La Paz, Hermosillo, Chihuahua and Cancún and one international destination to Phoenix. In 2021, the principal airlines operating at this airport were Volaris, VivaAerobus, Aeroméxico Connect, Aeroméxico, TAR, Aerocalafia and American Airlines.

The Culiacán airport is located approximately 14 kilometers (9 miles) from the city of Culiacán. The population of the whole municipality is 1,155,462. Culiacán is the capital of the state of Sinaloa, an important producer of beef and agricultural products.

The Culiacán airport operates 16 hours a day. The runway has a length of 2,227 meters (7,306 feet) and capacity of 24 air traffic movements per hour. The airport occupies a total area of 280.9 hectares (1.08 square miles). The airport’s facilities include a terminal building expanded in 2012 with a total area of approximately 11,250 square meters (121,094 square feet), including 2,051 square meters (22,077 square feet) of commercial space, a nine-position apron for commercial aviation, a 57-position apron for general aviation, six taxiways and two air bridges. The Culiacán airport has a public parking facility that accommodates 343 vehicles.

The Culiacán airport also includes military installations. The presence of these installations amid their operational activity may at some point affect the airport’s runway capacity at peak hours, thus affecting its civil aviation operations.

Durango International Airport

In 2019, 2020 and 2021, the Durango airport accounted for approximately 2.3%, 2.5% and 2.5%, respectively, of our terminal passenger traffic.

In 2019, 2020 and 2021, a total of 527,004, 271,231 and 446,030 terminal passengers, respectively, were served by the Durango airport. Of the terminal passengers in 2019, 82.1% were domestic, and 17.9% were international. In 2020, 79.5% were domestic, and 20.5% were international. In 2021, 78.6% were domestic and 21.4% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five commercial airlines operate at the airport. In 2021, airlines operating at this airport served six direct destinations, including four domestic destinations and three international destinations: Mexico City, Tijuana, Guadalajara, Ciudad Juárez, Dallas and Chicago. In 2021, the airlines operating at this airport were Volaris, Aeroméxico Connect, American Airlines, TAR and VivaAerobus

The Durango airport is located approximately 16 kilometers (10 miles) from the City of Durango, which has a population of 688,697. The state of Durango is rich in natural resources and is Mexico’s leading producer of gold, silver, lead and zinc.

The Durango airport operates 14 hours a day. The airport’s runway is 2,900 meters (9,514 feet) long. The runway has five taxiways and a capacity of 40 air traffic movements per hour.

The airport’s total area is 541.4 hectares (2.09 square miles). Its facilities include a 4,846 square-meter (52,162 square-foot) terminal building with 512 square meters (5,511 square feet) of commercial space. It has a five position commercial aviation apron, a 33-position general aviation apron and a 136-space public parking area. The airport has three boarding gates for international or domestic flights. In 2020, we completed a 756 square meter (8,137 square-foot) expansion of the passenger waiting area of the terminal building at the Durango Airport. The expansion increased the waiting area’s capacity by 25.7%. The project had a total investment of Ps.47.2 million.

San Luis Potosí International Airport

According to the AFAC, the San Luis Potosí airport was the 29th busiest airport in Mexico in 2021 based on commercial and general aviation passenger traffic. In 2019, 2020 and 2021, the San Luis Potosí airport accounted for approximately 2.8%, 2.8% and 2.9%, respectively, of our terminal passenger traffic.

In 2019, 2020 and 2021, a total of 643,224, 309,311 and 528,625 terminal passengers, respectively, were served by the San Luis Potosí airport. Of the terminal passengers in 2019, 70.6% were domestic, and 29.4% were international. In 2020, 71.5% were domestic, and 28.5% were international. In 2021, 68.3% were domestic and 31.7% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions. A total of eight commercial airlines operate at the airport: Aeroméxico Connect, Volaris, United Airlines, American Airlines, VivaAerobus, Aeromar, TAR and Magnicharters. In 2021, airlines operating at this airport served seven destinations, including five domestic destinations and two international destinations. In 2021, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Tijuana, Puerto Vallarta, Monterrey, Houston and Dallas.

The San Luis Potosí airport operates 24 hours per day and is located approximately 15 kilometers (9 miles) from the city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of 911,908. The airport has two runways with a total capacity of 20 air traffic movements per hour. The principal runway is 3,006 meters (9,862 feet) long, and the secondary runway is 1,000 meters (3,281 feet) long. The airport has a total area of 508.3 hectares (1.96 square miles). The airport’s facilities include a terminal building with approximately 11,042 square meters (118,855 square feet), including 1,224 square meters (13,175 square feet) of commercial space, a six-position platform for commercial aviation, two aprons with a total of 24 positions for general aviation, four taxiways, a boarding lounge with five gates and a public parking facility that accommodates 222 vehicles. The airport’s navigational aids include precision approach path indicators, VHF omnidirectional radio and an instrument landing system on runway 14.

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

Tampico International Airport

According to the AFAC, the Tampico airport was the 35th busiest airport in Mexico in 2021 based on commercial and general aviation passenger traffic. In 2019, 2020 and 2021, it accounted for approximately 3.2%, 2.4% and 2.2%, respectively, of our terminal passenger traffic.

In 2019, 2020 and 2021 a total of 739,143, 270,835 and 397,191 terminal passengers, respectively, were served by the Tampico airport. Of the terminal passengers in 2019, 92.7% were domestic, and 7.3% were international. In 2020, 92.6% were domestic, and 7.4% were international. In 2021, 89.6% were domestic, and 10.4% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport. In 2021, airlines operating at this airport served five direct destinations, including four domestic destinations and one international destination: Mexico City, Monterrey, Cancún, Ciudad del Carmen and Houston. In 2021, the airlines operating at the airport were Aeroméxico Connect, VivaAerobus, United Airlines and TAR.

The Tampico airport serves the industrial zone of Tampico, Ciudad Madero and Altamira, which have a combined population of 773,285. This industrial zone is home to companies in the petroleum and chemical industries.

The Tampico airport operates Monday, Wednesday and Friday from 6:30 a.m. to 9:30 p.m. (local time) and from 6:30 a.m. to 9:00 p.m. on Sunday, Tuesday, Thursday and Saturday. The airport has three runways in operation. The principal runway is 2,550 meters (8,366 feet) long, the second runway is 1,221 meters (4,006 feet) in length, and the third runway (used exclusively for Alpha (A) category aircraft and visual flights) is 1,200 meters (3,937 feet) long. The airport has a capacity of 22 air traffic movements per hour and includes an instrument landing system on runway 13, which provides precise guidance to assist aircraft during landing.

The airport’s total area is 372.5 hectares (1.44 square miles). Its facilities include a 7,763 square-meter (83,560 square-foot) terminal building, of which 861 square meters (9,268 square feet) are commercial spaces. It has six position apron for commercial aviation, a 17 position apron for general aviation, two taxiways and four boarding gates. The Tampico airport has a public parking facility that accommodates 254 vehicles.

In December 2017, we started an expansion and remodeling of the terminal building at the Tampico airport. The project will have a total investment of approximately Ps.175 million. After the project concludes, total area will be 7,763 square meters (85,907 square feet), an increase of approximately 14%. After this expansion, the Tampico airport will have an annual capacity of 1.1 million passengers, an increase of approximately 38%.

Torreón International Airport

According to the AFAC, the Torreón airport was the 27th busiest airport in Mexico in 2021 based on commercial and general aviation passenger traffic. In 2019, 2020 and 2021, the Torreón airport accounted for approximately 3.2%, 2.9% and 3.0%, respectively, of our terminal passenger traffic.

In 2019, 2020 and 2021, a total of 708,563, 320,820 and 537,161 terminal passengers, respectively, were served by the Torreón airport. Of the terminal passengers in 2019, 90.0% were domestic, and 10.0% were international. In 2020, 91.6% were domestic, and 8.4% were international. In 2021, 88.5% were domestic and 11.5% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of seven commercial airlines operate at the airport. In 2021, airlines operating at this airport served eight direct destinations, including seven domestic destinations and one international destination. In 2021, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Guadalajara, Tijuana, Querétaro, Ciudad Juárez, Monterrey and Dallas. In 2021, the airlines operating at the airport were Aeroméxico Connect, VivaAerobus, Volaris, American Airlines, TAR, Aeroméxico and Aeromar.

The Torreón airport is located in the city of Torreón, which is part of the La Laguna region, Mexico’s top dairy-producing region and an important industrial and commercial region. Approximately 720,848 people live in the city of Torreón, and approximately 1.4 million people live in La Laguna region.

The Torreón airport operates 14 hours a day. The airport has two runways. The principal runway measures 2,755 meters (9,038 feet) in length, and the secondary runway measures 1,467 meters (4,813 feet) in length. The airport has a runway capacity of 20 air traffic movements per hour. The airport has an instrument landing system, which provides precise guidance to assist aircraft during landing on runway 31.

The airport’s total area is 354.6 hectares (1.37 square miles). Its facilities include a terminal building of 5,492 square meters (59,115 square feet), of which 656 square meters (7,061 square feet) are commercial space, a seven-position apron for commercial aviation, a seven-position apron for general aviation, one taxiway, five boarding gates, several VIP lounges and one air bridge. The Torreón airport has a public parking facility that accommodates 142 vehicles.

Zacatecas International Airport

According to the AFAC, the Zacatecas airport was the 36th busiest airport in Mexico in 2021 based on commercial and general aviation passenger traffic. In 2019, 2020 and 2021, the Zacatecas airport accounted for approximately 2.1%, 2.1% and 2.1%, respectively, of our terminal passenger traffic.

In 2019, 2020 and 2021, a total of 475,241, 232,352 and 375,930 terminal passengers, respectively, were served by the Zacatecas airport. Of the terminal passengers in 2019, 69.0% were domestic, and 31.0% were international. In 2020, 69.1% were domestic, and 30.9% were international. In 2021. 65.9% were domestic, and 34.1% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport. In 2021, airlines operating at this airport served six direct destinations, including two domestic destinations and four international destinations: Tijuana, Mexico City, Chicago, Los Angeles, Dallas and San José, California.

In 2021, the airlines operating at this airport were Volaris, Aeroméxico Connect, American Airlines and VivaAerobus.

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

The airport’s total area is 207.6 hectares (0.80 square miles). The terminal building is 5,794 square meters (62,366 square feet), of which 542 square meters (5,834 square feet) is commercial area. It has a four-position apron for commercial aviation, a 13-position apron for general aviation, three boarding gates and a parking lot with 202 parking spaces.

In 2012, we built a solar park at Zacatecas airport with an installed capacity of 200 Kw in a land area of approximately 4,000 square meters (43,056 square feet), which in 2021 generated approximately 225,125 Kw/h for the airport, equivalent to approximately 35.0% of the airport’s total electricity requirements.

Border Destinations

Ciudad Juárez International Airport

According to the AFAC, the Ciudad Juárez airport was the 12th busiest airport in Mexico in 2021 based on commercial and general aviation passenger traffic. In 2019, 2020 and 2021, the Ciudad Juárez airport accounted for approximately 6.9%, 7.1% and 8.3%, respectively, of our terminal passenger traffic.

In 2019, 2020 and 2021, a total of 1,597,471, 790,009 and 1,499,841 terminal passengers, respectively, were served by the Ciudad Juárez airport. Of the terminal passengers in 2019, 2020 and 2021, 99.6%, 99.7% and 99.2%, respectively, were domestic.

A total of five commercial airlines operate at the airport. In 2021, airlines operating at this airport served 11 direct destinations, all of which were domestic. In 2021, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Cancún, Monterrey, El Bajío, Tijuana, Puerto Vallarta, Torreón, Mazatlán Hermosillo and Durango. In 2021, the airlines operating at the airport were VivaAerobus, Volaris, Aeroméxico, Aeroméxico Connect, and TAR. As of the date of this annual report, the airport does not have any active non-Mexican airlines.

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

The airport’s total area is 367.95 hectares (1.42 square miles). Its facilities include a terminal building of 6,210 square meters (66,844 square feet), consisting of 779 square meters (8,395 square feet) of commercial space, four boarding gates and one air bridge. The airport has a six-position commercial aviation apron, a 15-position general aviation apron, a one-position freight services apron and three taxiways. The Ciudad Juárez International Airport has a public parking facility that accommodates 501 vehicles.

In January 2021, we started an expansion and remodeling of the terminal building at the Ciudad Juárez airport. The project will have a total investment of approximately Ps.520 million. After the project concludes total area will be 12,470 square meters (34,226 square feet), an increase of approximately 101%.

Reynosa International Airport

According to the AFAC, the Reynosa airport was the 34th busiest airport in Mexico in 2021 based on commercial and general aviation passenger traffic. In 2019, 2020 and 2021, the Reynosa airport accounted for approximately 2.1%, 2.1% and 2.4%, respectively, of our terminal passenger traffic.

In 2019, 2020 and 2021, a total of 480,524, 229,058 and 425,918 terminal passengers, respectively, were served by the Reynosa airport. Of the terminal passengers in 2019, 2020 and 2021, 99.2%, 99.1% and 98.0% respectively, were domestic. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of two airlines operate at the airport. In 2021, airlines operating at this airport served four direct destinations, all of which are domestic destinations: Mexico City, Cancún, Guadalajara and Veracruz. In 2021, the airlines operating at this airport were VivaAerobus and Aeroméxico Connect.

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

In February 2021, we inaugurated the new terminal building at the Reynosa airport. The project had a total investment of Ps.325 million and included an expansion of 4,550 square meters (48,976 square feet). Passenger capacity grew threefold to serve up to 970,000 passengers per year. The new terminal building is 7,158 square meters (77,048 square feet), which includes 981 square meters (10,559 square feet) of commercial area. It has a four-position apron for commercial aviation, an 11-position apron for general aviation, two taxiways, three boarding gates and a public parking area with 270 spaces.

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2021, over 12 international commercial airlines and eight Mexican commercial airlines operated flights at our 13 airports. VivaAerobus, Volaris and Grupo Aeroméxico operated the most flights at our airports. In 2021, revenues from VivaAerobus were Ps.1,900,282 thousand (U.S.$92.8 million), revenues from Volaris were Ps.1,295,360 thousand (U.S.$63.3 million) and revenues from Grupo Aeroméxico and its affiliates totaled Ps.987,835 thousand (U.S.$48.3 million), representing 36.0%, 24.5% and % and 18.7%, respectively, of our aeronautical revenues from airline customers for 2021. These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines. On December 9, 2020, Interjet stopped operations in all our airports and as of the date of this report, the airline has not resumed any operations in the airports we operate.

The following table sets forth the number of air traffic customers per airline for the years ended December 31, 2019, 2020 and 2021:

	Terminal Passengers
Principal Air Traffic Customers Per Airline	2019	2020	2021
Domestic:
VivaAerobus	6,666,650	3,996,278	7,484,920
Volaris	5,300,929	2,900,985	4,907,684
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	5,079,229	2,248,687	3,519,352
Grupo Aeromonterrey (Magnicharter)	518,536	163,649	306,984
TAR Aerolíneas	437,626	136,962	246,164
Aeromar	196,944	107,388	225,821
Interjet	3,045,049	620,940	—
Other	112,117	40,683	69,008
Total domestic	21,357,080	10,215,572	16,759,933

International:
American Airlines	544,886	306,241	584,846
United	507,277	162,630	324,021
Alaska Airlines	145,414	63,317	92,378
Delta	192,509	42,201	50,231
Copa Airlines	30,395	6,311	16,977
Other	221,488	139,474	38,873
Total international	1,641,969	720,174	1,107,326

General aviation	169,011	126,942	157,905
Total	23,168,060	11,062,688	18,025,164

Historically, traditional carriers such as Aeroméxico had represented a substantial majority of the Mexican commercial airline market. In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market. In 2021, passengers traveling on discount and low-cost carriers, such as VivaAerobus and Volaris, accounted for approximately 69.4% of our commercial aviation passenger traffic. Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has helped to increase the use of air transportation in Mexico.

Aeroméxico is a publicly traded company and Delta Airlines currently owns approximately 20.0% of Aeroméxico. In June 2020, Aeromexico and its affiliates filed voluntary Chapter 11 petitions in the United States to implement a financial restructuring, while continuing to operate. On January 28, 2022, the United States Bankruptcy Court for the Southern District of New York confirmed Aeromexico’s plan of reorganization, and the restructuring was successfully completed on March 17, 2022. As of April 22, 2022, both Aerolitoral, S.A. de C.V. and Aerovias de Mexico, S.A. de C.V. (two subsidiaires of Aeromexico) generally comply with their payment oblgiations and continue to operate in our airports.

The following table sets forth our principal air traffic customers for the years ended December 31, 2019, 2020 and 2021:

	Percentage of Aeronautical Revenues
Principal Air Traffic Customers	2019	2020	2021
Domestic:
VivaAerobus	22.4%	28.0%	36.0%
Volaris	20.5%	23.4%	24.5%
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	21.8%	20.0%	18.7%
Grupo Aeromonterrey (Magnicharters)	2.0%	1.4%	1.7%
TAR	1.8%	1.2%	1.3%
Aeromar	0.8%	0.9%	1.4%
DHL Express México	0.3%	0.6%	0.3%
Calafia Airlines	0.4%	0.3%	0.3%
Interjet	13.2%	5.7%	—%
Other	4.0%	6.1%	4.8%
Total domestic	87.2%	87.6%	89.0%

International:
American Airlines	4.3%	5.3%	5.8%
United	4.0%	2.8%	3.3%
Alaska Airlines	1.1%	1.1%	0.9%
Delta	1.3%	0.6%	0.5%
Copa Airlines	0.2%	0.1%	0.1%
Charters	1.3%	1.3%	0.2%
Other	0.6%	1.2%	0.2%
Total international	12.8%	12.4%	11.0%
Total	100.0%	100.0%	100.0%

Complementary Services Customers

As of December 31, 2021, our principal complementary services clients are three principal providers of ramp-handling and baggage-handling services, AGN Aviation Services, S.A. de C.V., Menzies Aviation Mexico, S.A. de C.V. and Servicios Aeroportuarios Monterrey, S.A. de C.V., and our primary catering client is Aero Cocina, S.A. de C.V., all of which provided an aggregate of Ps.24,253 thousand of revenues in the form of access fees in 2021.

Principal Non-Aeronautical Services Customers

As of December 31, 2021, we were party to approximately 1,158 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time-share sales and promotions services and tourist information and promotion services. As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers. In 2021, our largest commercial customers were Alquiladora de Vehículos Automotores, S.A. de C.V. (car rental), ISA Corporativo S. A. de C. V. (advertising), Aerocomidas, S.A. de C.V. (food and beverage) a subsidiary of Grupo Areas, Café Sirena, S. de R.L. de C.V (food and beverage), Operadora Aeroboutiques, S.A. de C.V. (retail stores) a subsidiary of Grupo Areas, DMC Transportación Ejecutiva, S. de R.L. de C. V. (VIP lounges), Fly By Wings, S. de R.L. de C.V (food and beverage), and Dufry México, S.A. de C.V. (duty free).

Seasonality

Our business is subject to seasonal fluctuations. In general, demand for air travel is typically higher during the summer months and during the winter holiday season, particularly in international markets, because there is more vacation travel during these periods. Our results of operations generally reflect this seasonality but have also been impacted by numerous other factors that are not necessarily seasonal, including economic conditions, war or threat of war, weather, air traffic control delays and general economic conditions, as well as the other factors discussed above. In addition, the impact of COVID-19 on the Company’s longer-term operational performance will depend on future developments, including those outside our control related to the efficacy and speed of vaccination programs in curbing the spread of the virus, the introduction and spread of new variants of the virus, which may be resistant to currently approved vaccines, passenger testing requirements, mask mandates or other restrictions on travel, all of which are highly uncertain and cannot be predicted with certainty. As a result, our operating results for a quarterly period are not necessarily indicative of operating results for an entire year, and historical operating results are not necessarily indicative of future operating results.

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

The Mexican Airport and Auxiliary Services Agency currently operates 12 small airports in Mexico’s northern region, which collectively served 1,887,109 passengers in 2021, representing an increase of 52.6% from 2020 traffic, mainly as a result of an increase in passenger traffic to and from Querétaro, Ciudad Obregón, Tepic and Uruapan.

In addition, the Mexican government could grant new concessions to operate existing government-managed airports or authorize the construction of new airports, which could compete directly with our airports. Any competition from other such airports could have a material adverse effect on our business and results of operations.

For more information, see “Risk Factors - Risks Related to the Regulation of Our Business – “The Mexican government could grant new concessions that compete with the airports operated by the Company”.

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

In 2021, the Acapulco, Culiacán, Mazatlán, and Reynosa airports maintained a Family Responsibility Company Certificate (Certificado de Empresa Familiarmente Responsable) granted by the Mexican Ministry of Labor and Social Welfare.

In 2021, all of our airports received the Safe Travels seal granted by the World Travel and Tourism Council (WTTC) because of the actions and protocols implemented to provide its users of facilities with high standards of sanitation in order to mitigate the risk of infection of COVID-19 in each of its terminal buildings.

In 2021, we received an award for being the First Airport Group to Issue a Green Bond in the Mexican Market granted by the Green Finance Advisory Council (Consejo Consultivo de Finanzas Verdes) at the 2020-2021 Green, Social and Sustainability Bonds Awards.

In 2022, we were included for the first time in the 2022 Bloomberg Gender-Equality Index (“GEI”).

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

All of our airports, have received the Environmental Quality Certificate (Certificado de Calidad Ambiental) awarded by the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente) for compliance with applicable Mexican environmental laws, regulations and applicable Official Mexican Standards and must be renewed on a biannual basis.

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
●the Customs Law, enacted December 15, 1995;

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

Under the Mexican Airport Law, the holder of a concession granted by the Ministry of Infrastructure, Communications and Transportation is required to construct, operate, maintain and develop a public service airport in Mexico. A concession generally must be granted pursuant to a public bidding process, except for: (i) concessions granted to either (a) entities considered part of “the federal public administration” as defined under Mexican law or (b) private companies whose principal shareholders may be a state or municipal government; (ii) concessions granted to operators of private airports (who have operated privately for five or more years) wishing to begin operating their facilities as public service airports; and (iii) complementary concessions granted to existing concession holders. Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand.

On June 29, 1998, the Ministry of Infrastructure, Communications and Transportation granted 13 concessions to operate, maintain and develop the 13 principal airports in Mexico’s Central North region to our subsidiaries. Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process. However, the process of selling Series BB shares (currently representing 12.9% of our capital stock) to our strategic shareholder pursuant to the privatization process was conducted through a public bidding process. Each of our concessions was amended on September 12, 2000, in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.

Reforms to the Mexican Airport Law and Civil Aviation Law

On January 26, 2015, amendments to the Mexican Airport Law and Civil Aviation Law were published and enacted. Among other matters, the amendments include provisions that intend to create a competitive market for the suppliers of complementary services. To this end, the amendments establish that a concession holder may not limit the number of providers of complementary services in its airport, except in instances in which space availability, operational efficiency and/or safety warrant such a limitation. If a concession holder denies entry to any complementary service provider for a reason other than the above, that service provider may file a complaint before the Ministry of Infrastructure, Communications and Transportation.

On June 8, 2016, Article 10 BIS was added to the Mexican Airport Law to provide guidance regarding the granting of concession titles and extensions. Article 10 BIS requires the Ministry of Infrastructure, Communications and Transportation to file with the Ministry of Finance and Public Credit, in accordance with the Mexican Airport Law and corresponding regulations, the following: (i) a favorable opinion on the economic profitability of the respective project; (ii) if federal public funds are used to finance part of the project, evidence of the registration of the project with the investment program and project registry maintained by the Ministry of Finance and Public Credit; and (iii) the determination of the fee and duties payable by the concessionaire to the Mexican government, in terms of the applicable law.

We believe we are currently complying in all material respects with the requirements of the Mexican Airport Law and its regulations. Noncompliance with these regulations could result in fines or other sanctions being assessed by the Ministry of Infrastructure, Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times.

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

Federal Antitrust Commission

On May 23, 2014, a new Federal Antitrust Law (Ley Federal de Competencia Económica) was enacted. The law grants broader powers to the Mexican Antitrust Commission, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law. If the Mexican Antitrust Commission determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product. As of April 22, 2022, the Mexican Antitrust Commission had not made any determination as to whether the services we render are considered an essential facility.

Role of the Ministry of Infrastructure, Communications and Transportation

The Ministry of Infrastructure, Communications and Transportation is the principal regulator of airports in Mexico and is authorized by the Mexican Airport Law to perform the following functions:

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

In addition, under the Mexican Organic Law of the Federal Public Administration (Ley Orgánica de la Administración Pública Federal), the Mexican Airport Law and the Mexican Civil Aviation Law, the Ministry of Infrastructure, Communications and Transportation is required to provide air traffic control, radio assistance and aeronautical communications at Mexico’s airports. The Ministry of Infrastructure, Communications and Transportation provides these services through Services for Navigation in Mexican Air Space, the Mexican air traffic control authority, which is a division of the Ministry of Infrastructure, Communications and Transportation. Since 1978, the Mexican air traffic control authority has provided air traffic control for Mexico’s airports.

On October 16, 2019, the Ministry of Infrastructure, Communications and Transportation established AFAC, an independent regulatory agency, that replaced the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil). AFAC is responsible for establishing, coordinating, overseeing and controlling international and national air transportation, as well as the airports, complementary services and generally all activities related to civil aviation. AFAC has been formally established and its internal regulations and operation manuals were published and enacted on February 26, 2021, with no material changes with respect to the ones they replaced. We cannot predict the actions that AFAC will take in the future in compliance with its internal regulations and operation manual, or the effect of any such actions on its business.

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

Scope of Concessions

We hold (through subsidiary holding companies) concessions granted to us by the Mexican government to use, operate, maintain and develop 13 airports in the Central North region of Mexico in accordance with the Mexican Airport Law. As authorized under the Mexican Airport Law, each of the concessions is held by one of our subsidiaries for an initial 50-year term beginning on November 1, 1998. This initial term of each of our concessions may be renewed in one or more terms for up to an additional 50 years, subject to our acceptance of any new conditions imposed by the Ministry of Infrastructure, Communications and Transportation and to our compliance with the terms of our concession.

In order to renew a concession, the Ministry of Infrastructure, Communications and Transportation must obtain a favorable opinion from the Tax Ministry, which will analyze the profitability of each of the airports together with the costs and benefits of renewing the concession. Such analysis compares the cash revenues that may be generated from the use, benefit and exploitation of the public domain assets and services subject to the relevant concessions against the associated costs. The Tax Ministry must issue a resolution on the profitability of each airport within 30 days following receipt of all relevant information from the Ministry of Infrastructure, Communications and Transportation. If the Tax Ministry does not issue a resolution within the 30-day period, it will be deemed that the Tax Ministry issued favorable opinion. In addition, together with the profitability analysis, the Ministry of Infrastructure, Communications and Transportation shall submit a proposal for the concession fee applicable to the renewed period to the Tax Ministry.

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

The shares of a concession holder and the rights under a concession may be subject to a lien only with the approval of the Ministry of Infrastructure, Communications and Transportation. No agreement documenting liens approved by the Ministry of Infrastructure, Communications and Transportation may allow the beneficiary of a pledge to become a concession holder under any circumstances.

A concession holder may not assign any of its rights or obligations under its concession without the authorization of the Ministry of Infrastructure, Communications and Transportation. The Ministry of Infrastructure, Communications and Transportation is authorized to consent to an assignment only if the proposed assignee satisfies the requirements to be a concession holder under the Mexican Airport Law, undertakes to comply with the obligations under the relevant concession and agrees to any other conditions that the Ministry of Infrastructure, Communications and Transportation may require.

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

Each concession holder and any third party providing services at an airport is required to carry specified insurance in amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the Ministry of Infrastructure, Communications and Transportation. As of April 22, 2022, the Ministry of Infrastructure, Communications and Transportation has not specified the required amounts of insurance. We may be required to obtain additional insurance once these amounts are specified. We, together with our subsidiary concession holders, are jointly and severally liable to the Ministry of Infrastructure, Communications and Transportation for the performance of all obligations under the concessions held by our subsidiaries. Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession and in the Master Development Programs, including the obligations arising from third-party contracts, as well as for any damages to the Mexican government-owned assets that they use and to third-party airport users. In the event of a breach of one concession, the Ministry of Infrastructure, Communications and Transportation is entitled to revoke all of the concessions held by our subsidiaries.

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

Third parties rendering airport, complementary or commercial services are required to do so pursuant to a written agreement with the relevant concession holder. We have entered into agreements with third parties for security and surveillance services, ramp-handling and baggage-handling services and checked-baggage services, among others. All agreements relating to airport or complementary services are required to be approved by the Ministry of Infrastructure, Communications and Transportation. The Mexican Airport Law provides that the concession holder is jointly liable with these third parties for compliance with the terms of the relevant concession with respect to the services provided by such third parties. All third-party service providers of complementary services are required to be corporations incorporated under Mexican law. In addition, we lease spaces to third-party tenants that provide commercial services such as food and beverage, retail and advertising.

A concession holder is also required to allow for a competitive market for complementary services. A concession holder may only limit the number of providers of complementary services in its airport due to space, efficiency and/or safety considerations. If a concession holder denies entry to any complementary services provider for reasons other than the above, such service provider may file a complaint with the Ministry of Infrastructure, Communications and Transportation, which shall determine within 60 days of the filing of the complaint whether entry of the service provider into the airport shall be authorized. If the number of complementary service providers must be limited due to these considerations, contracts for the provision of complementary services must be awarded through a competitive bidding process.

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

In the event of force majeure, the Ministry of Infrastructure, Communications and Transportation may impose additional regulations governing the provision of services at airports, but only to the extent necessary to address the force majeure event. The Mexican Airport Law allows the airport administrator appointed by a concession holder to suspend the provision of airport services in the event of force majeure.

Master Development Programs

Concession holders are also required to submit to the Ministry of Infrastructure, Communications and Transportation a Master Development Program describing, among other things, the concession holder’s construction and maintenance plans.

Each Master Development Program is for a period of 15 years and is required to be updated every five years and resubmitted for approval to the Ministry of Infrastructure, Communications and Transportation. Upon such approval, the Master Development Program is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made pursuant to a concession holder’s Master Development Program or upon approval by the Ministry of Infrastructure, Communications and Transportation. Information required to be presented in the Master Development Program includes:

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

●any financing sources; and
●environmental protection measures.

The concessions require the concession holder to prepare and submit the concession holder’s Master Development Program in a 24-month period and consider the necessary requirements of the airport users in the preparation of the Master Development Program as well as the opinions of air carriers and operations and timetable’s committee. The concession holder must submit a draft of the Master Development Program to an operations committee (Comité de Operación y Horarios), composed of each of the airport’s principal users, for their review and comments six months prior to its submission for approval to the Ministry of Infrastructure, Communications and Transportation. Further, the concession holder must submit, six months prior to the expiration of the five-year term, the new Master Development Program to the Ministry of Infrastructure, Communications and Transportation. The Ministry of Infrastructure, Communications and Transportation may request additional information or clarification as well as seek further comments from airport users. The Mexican Ministry of Defense (Secretaría de la Defensa Nacional) may also opine on the Master Development Programs.

A concession holder may only undertake a major construction project, renovation or expansion relating to an airport pursuant to its Master Development Program or with the approval of the Ministry of Infrastructure, Communications and Transportation. We are required to spend the full amounts set forth in each investment program under our Master Development Programs, and the Ministry of Infrastructure, Communications and Transportation may apply sanctions if we do not comply.

Changes to a Master Development Program and investment program require the approval of the Ministry of Infrastructure, Communications and Transportation, except for emergency repairs and minor works that do not adversely affect an airport’s operations.

Pursuant to the terms of our concessions, we are required to comply with the investment obligations under the Master Development Programs on a year-by-year basis, and the Ministry of Infrastructure, Communications and Transportation is entitled to review our compliance thereunder (and apply sanctions accordingly) on a year-by-year basis. Although historically the Ministry of Infrastructure, Communications and Transportation has indicated its intent to review our compliance with these obligations on an aggregate five-year basis, we understand that the Ministry of Infrastructure, Communications and Transportation may also conduct more limited reviews of our compliance with our obligations on a year-by-year basis going forward.

During 2020, we negotiated the Master Development Program for the 2021 to 2025 period with the Ministry of Infrastructure, Communications and Transportation for each of our subsidiary concession holders. This five-year program is in effect from January 1, 2021 until December 31, 2025.

Revenue Regulation

The Mexican Airport Law provides for the Ministry of Infrastructure, Communications and Transportation to establish price regulations for services for which the Antitrust Commission determines that a competitive market does not exist. In 1999, the Antitrust Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the Ministry of Infrastructure, Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to third parties rendering complementary services in our airports. On September 12, 2000, the Rate Regulation (Regulación Tarifaria), which provides a framework for the setting by the Ministry of Infrastructure, Communications and Transportation of five-year maximum rates, was incorporated within the terms of each of our concessions. See “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business— The Company cannot predict how the regulations governing the business will be applied.”

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

The Rate Regulation establishes a “dual-till” system of price regulation under which a majority of our revenues, such as passenger fees, landing fees, aircraft parking fees and access fees from third parties providing complementary services at our airports, are regulated, while the revenues that we earn from commercial activities in terminals at our airports, such as the leasing of space to retailers, restaurants, car rental companies and banks, are not regulated. In 2019, 2020 and 2021, approximately 67.5%, 54.8% and 60.5%, respectively, of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates (76.0%, 71.5% and 76.1%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

Maximum Rates

Each airport’s maximum rate is to be determined for each year by the Ministry of Infrastructure, Communications and Transportation based on a general framework established in our concessions. This framework reflects, among other factors, projections of an airport’s revenues, operating costs and capital expenditures, as well as the estimated cost of capital related to regulated services and projected annual efficiency adjustments determined by the Ministry of Infrastructure, Communications and Transportation. The schedule of maximum rates for each airport is to be established every five years.

Maximum Rates for 2021 through 2025

On December 28, 2020, the Ministry of Infrastructure, Communications and Transportation set the airport maximum rates for the five-year period from January 1, 2021 through December 31, 2025. These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.” The following table sets forth the maximum rates for each of our airports under our 2021 to 2025 Master Development Programs that went into effect as of January 1, 2021:

Current Maximum Rates(1)

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
Acapulco	364.14	361.59	359.06	356.55	354.06
Ciudad Juárez	298.48	296.39	294.32	292.25	290.20
Culiacán	318.19	315.96	313.75	311.55	309.37
Chihuahua	313.74	311.54	309.36	307.19	305.04
Durango	363.54	360.99	358.46	355.95	353.46
Mazatlán	354.18	351.70	349.24	346.79	344.36
Monterrey	297.90	295.81	293.74	291.69	289.65
Reynosa	315.34	313.12	310.93	308.75	306.59
San Luis Potosí	284.36	282.37	280.39	278.43	276.49
Tampico	348.59	346.15	343.72	341.31	338.93
Torreón	353.31	350.84	348.38	345.95	343.53
Zacatecas	378.81	376.16	373.53	370.91	368.31
Zihuatanejo	383.83	381.14	378.47	375.82	373.19

(1)	Expressed in constant pesos as of December 31, 2021, as required by the maximum rate regulation. The maximum rate for each succeeding year from 2021 onwards is reduced by the efficiency factor of 0.70% per year.

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
●A discount rate to be determined by the Ministry of Infrastructure, Communications and Transportation. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long term Mexican government debt securities quoted in the international markets during the prior 24 months plus a risk premium to be determined by the Ministry of Infrastructure, Communications and Transportation based on the inherent risk of the airport business in Mexico.
●An efficiency factor to be determined by the Ministry of Infrastructure, Communications and Transportation. For the five-year period ending December 31, 2020, the maximum rates applicable to our airports reflected a projected annual efficiency improvement of 0.70%.

Our concessions specify a discounted cash flow formula to be used by the Ministry of Infrastructure, Communications and Transportation to determine the maximum rates that, given the projected pre-tax earnings, the efficiency adjustment, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates. In connection with the preparation of the current Master Development Programs, we prepared a proposal to submit to the Ministry of Infrastructure, Communications and Transportation establishing the values we believe should be used with respect to each variable included in the determination of maximum rates, including the efficiency factor, projected capital expenditures and the discount rate. Historically, the maximum rates ultimately established by the Ministry of Infrastructure, Communications and Transportation reflect a negotiation between the Ministry and us regarding these variables. Once the maximum rates are established, they may be adjusted annually to take account of projected improvements in efficiency and the Mexican Producer Price Index (excluding fuel).

The concessions provide that each airport’s reference values, discount rate and the other variables used in calculating the maximum rates do not represent an undertaking by the Ministry of Infrastructure, Communications and Transportation or the Mexican government as to the profitability of any concession holder. Therefore, whether or not the maximum rates (or the amounts up to the maximum rates that we have been able to collect) multiplied by workload units at any airport generate a profit or exceed our profit estimates, or reflect the actual profitability, discount rates, capital expenditures or productivity gains at that airport over the five-year period, we are not entitled to any adjustment to compensate for this shortfall.

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Infrastructure, Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the Unit of Measurement and Update (“UMA”). The UMA as of January 1, 2022 was Ps.96.22. As a result, the maximum penalty at such date could have been Ps.4,811 thousand (U.S.$235,059) per airport.

As established by the Ministry of Infrastructure, Communications and Transportation, the calculation of workload units does not include transit passengers for subsequent years. The current workload unit calculation is therefore equal to one terminal passenger or 100 kilograms (220 pounds) of commercial cargo.

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
●Macroeconomic conditions. A concession holder may also request an adjustment in its maximum rates if, as a result of a decrease of at least 5% in Mexican GDP in a 12-month period, the workload units processed in the concession holder’s airport are less than that projected when its Master Development Program was approved. To grant an adjustment under these circumstances, the Ministry of Infrastructure, Communications and Transportation under the Master Development Program must have already allowed the concession holder to decrease its projected capital improvements as a result of the decline in passenger traffic volume. Requests on these grounds may not be approved in the future.
●Increase in concession tax under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. Requests on these grounds may not be approved in the future.

●Failure to make required investments or improvements. The Ministry of Infrastructure, Communications and Transportation is required to review annually each concession holder’s compliance with its Master Development Program (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its Master Development Program, the Ministry of Infrastructure, Communications and Transportation is entitled to decrease the concession holder’s maximum rates and assess penalties.
●Excess revenues. In the event that revenues subject to price regulation per workload unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the Ministry of Infrastructure, Communications and Transportation is also entitled to assess penalties against the concession holder.

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

Reporting, Information and Consent Requirements

Concession holders and third parties providing services at airports are required to provide the Ministry of Infrastructure, Communications and Transportation access to all airport facilities and information relating to an airport’s construction, operation, maintenance and development. Each concession holder is obligated to maintain statistical records of operations and air traffic movements in its airport and to provide the Ministry of Infrastructure, Communications and Transportation with any information that it may request. Each concession holder is also required to publish its annual audited consolidated financial statements in a principal Mexican newspaper within the first four months of each year.

The Mexican Airport Law provides that any person or group directly or indirectly acquiring control of a concession holder is required to obtain the consent of the Ministry of Infrastructure, Communications and Transportation to such control acquisition. For purposes of this requirement, control is deemed to be acquired in the following circumstances:

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

The Ministry of Infrastructure, Communications and Transportation is required to be notified upon any change in a concession holder’s chief executive officer, board of directors or management. A concession holder is also required to notify the Ministry of Infrastructure, Communications and Transportation at least 90 days prior to the adoption of any amendment to its bylaws concerning the dissolution, corporate purpose, merger, transformation or spinoff of the concession holder.

Penalties and Termination and Revocation of Concessions and Concession Assets

Termination of Concessions

Under the Mexican Airport Law and the terms of the concessions, a concession may be terminated upon any of the following events:

●the expiration of its term;
●the surrender by the concession holder;
●the revocation of the concession by the Ministry of Infrastructure, Communications and Transportation;
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

Revocation of Concessions

A concession may be revoked by the Ministry of Infrastructure, Communications and Transportation under certain conditions, including:

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
●any alteration of the nature or condition of an airport’s facilities without the authorization of the Ministry of Infrastructure, Communications and Transportation;

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
●charging prices higher than those registered with the Ministry of Infrastructure, Communications and Transportation for regulated services or exceeding the applicable maximum rate;
●any act or omission that impedes the ability of other service providers or authorities to carry out their functions within the airport; or
●any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

The Ministry of Infrastructure, Communications and Transportation is entitled to revoke a concession without prior notice as a result of the first six events described above. In the case of other violations, a concession may be revoked as a result of a violation only if sanctions have been imposed at least three times with respect to the same violation.

Pursuant to the terms of our concessions, in the event the Ministry of Infrastructure, Communications and Transportation revokes one of our concessions, it is entitled to revoke all of our other concessions.

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

The Mexican Airport Law provides that sanctions of up to 400,000 times the UMA may be assessed for failures to comply with it or the terms of a concession. The UMA as of January 1, 2022 was Ps.96.22. As a result, the maximum penalty at such date could have been Ps.38,488 thousand (U.S.$1.9 million) per airport or per violation.

Consequences of Termination or Revocation of a Concession

Upon termination, whether as a result of expiration or revocation, the real estate and fixtures that were the subject of the concession automatically revert to the Mexican government. In addition, upon termination, the Mexican government has a preemptive right to acquire all other assets used by the concession holder to provide services under the concession at prices determined by expert appraisers appointed by the Ministry of Infrastructure, Communications and Transportation. Alternatively, the Mexican government may elect to lease these assets for up to five years at fair market rates as determined by expert appraisers appointed by the Mexican government and the concession holder. In the event of a discrepancy between appraisals, a third expert appraiser must be jointly appointed by the Mexican government and the concession holder. If the concession holder does not appoint an expert appraiser, or if such appraiser fails to determine a price, the determination of the appraiser appointed by the Mexican government will be conclusive. If the Mexican government chooses to lease the assets, it may thereafter purchase the assets at their fair market value, as determined by an expert appraiser appointed by the Mexican government.

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

Additionally, under the Mexican Airport Law for the granting of a concession title or the resolution to extend the term thereof, the Ministry of Infrastructure, Communications and Transportation shall file before the Ministry of Finance and Public Credit the following:

●a favorable opinion regarding the economic profitability of the corresponding project,
●the registry of the programs portfolio and investment projects, in terms of the Federal Budget and Fiscal Responsibility Law (Ley Federal de Presupuesto y Responsabilidad Hacendaria), in case public funds are used to finance an airport project, and
●the assessment of the considerations that the concession holder shall pay to the federal government in terms of applicable law. For purposes of this section, the Ministry of Infrastructure, Communications and Transportation shall submit a proposal of said considerations to the Ministry of Finance and Public Credit.

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

The level of environmental regulation in Mexico has significantly increased in recent years, and the enforcement of environmental laws is becoming substantially more stringent. We expect this trend to continue and expect additional norms to be imposed by the trilateral agreement on Environmental Cooperation that will be entered into by Canada, the United States and Mexico in the context of the USMCA (which was formally signed on November 30, 2018 and entered into force on July 1, 2020), as well as by other international treaties on environmental matters. In 2018, Mexico, the United States and Canada announced a Trilateral Agreement of Environmental Cooperation under the USMCA which, has replaced the North American Agreement on Environmental Cooperation in force since January 1, 1994. We do not expect that compliance with Mexican federal, state or municipal environmental laws currently in effect will have a material adverse effect on our financial condition or results of operations. However, environmental regulations or the enforcement thereof may change in a manner that could have a material adverse effect on our business, results of operations, prospects and financial condition.

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of April 22, 2022, including our direct and indirect ownership interest in each:

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

PROPERTY, PLANT AND EQUIPMENT

Pursuant to the Mexican National Assets Law, all real estate and fixtures in our airports are owned by the Mexican government. Each of our concessions is scheduled to terminate in 2048, although each concession may be extended one or more times for up to an aggregate of an additional 50 years. The option to extend a concession is subject to our acceptance of any changes to such concession that may be imposed by the Ministry of Infrastructure, Communications and Transportation and our compliance with the terms of our current concessions. Upon expiration of our concessions, these assets automatically revert to the Mexican government, including improvements we may have made during the terms of the concessions, free and clear of any liens and/or encumbrances, and we will be required to indemnify the Mexican government for damages to these assets, including any improvements thereon, except for those caused by normal wear and tear.

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

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government. The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, approximately 60.5% of our total revenues in 2021 were earned from aeronautical services and approximately 76.1% of the sum of our aeronautical and non-aeronautical revenues in 2021 were earned from aeronautical services. Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Infrastructure, Communications and Transportation and the specific prices that we negotiate with airlines for the provision of aeronautical services. The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services. In evaluating our aeronautical revenues, we focus principally on workload units, which measure volume, and aeronautical revenues per workload unit, which measures the contribution to aeronautical revenues from each workload unit.

We also derive revenues from non-aeronautical activities, which principally relate to the commercial activities carried out at our airports, such as the operation of parking facilities, advertising and the leasing of space to restaurants and retailers. We also derive non-aeronautical revenues from diversification activities, such as hotel services, air cargo logistics services and real estate services; and complementary activities, which principally include the leasing of space to airlines and operating our baggage-screening system. Our revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Infrastructure, Communications and Transportation (though they may be subject to regulation by other authorities). Our commercial revenues are principally affected by the passenger volume at our airports, the mix of commercial activities carried out at our airports and our ability to increase the rates we charge to those service providers. We evaluate our non-aeronautical revenues by analyzing changes in diversification, commercial and complementary revenues.

During 2021, our business initiatives were focused on reactivating overall operations in our airports and diversification activities, mitigating the effect of the COVID-19 pandemic, which generated adverse effects in our operations during 2020 and the first half of 2021, as well as preserving liquidity.

Recent Developments

Purchase of shares by Fintech Holdings Inc. and its affiliates

As of December 22, 2020, Fintech Holdings Inc, and Fintech owned Series B shares and underlying ADRs and Series BB Shares (which convert into Series B Shares upon their disposition to a third party) which represented approximately 14.8% of our total outstanding capital stock.

Fintech informed that it had considered making a tender offer, in Mexico or globally, for an additional interest in our Series B Shares. On December 22, 2020 Fintech filed Amendment No.10 amending the Schedule 13D filed with the SEC describing possible transactions under consideration related to its investment.

On May 24, 2021, Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse, Fintech, and David Martínez (the “Offerors”) filed a Schedule tender offer with the SEC, which included an offer to purchase, and commenced a tender offer pursuant to Rule 14d-1 of the Securities Exchange Act of 1934 to purchase up to 97,527,888 Series B Shares held by U.S. Persons and Series B Shares represented by outstanding ADS (the “U.S. Offer”), considering any Series B Shares purchased in the Mexican Offer (as defined below). The price for the U.S. Offer was Ps.137 per Series B Share and Ps.1,096 per ADS. The U.S. Offer was made in conjunction with an offer by Aerodrome in Mexico directed to holders of Series B Shares, but not holders of ADSs (the “Mexican Offer” and, together with the U.S. Offer, the “Offers”).

On June 16, 2021, the Offerors amended the U.S. Offer, to, among other things, reduce the aggregate amount of Series B Shares, including Series B Shares represented by ADSs, that the Offerors offered to purchase in the Offers from 97,527,888 outstanding Series B Shares to 60,155,201 Series B Shares.

Upon the expiration of the offer on June 30, 2021, a total of 1,579,317 ADSs, representing 12,634,536 Series B Shares, and 90,217,248 Series B Shares, were validly tendered and not withdrawn. Offer announcing the final results of the Offers. Because the Offers were oversubscribed, the Offerors accepted Securities on a prorated basis using a proration factor of approximately 58.49%. As a result, the aggregate purchase price for the Company’s shares was Ps.137 per Series B Share and Ps.1,096 per ADS, for a total of approximately Ps.8,241 million. Payment for shares validly tendered and accepted for purchase in the offers occurred on July 9, 2021 (the “Settlement Date”). The Offerors purchased 923,703 ADSs, representing 7,389,624 Series B Shares, and 52,765,577 Series B Shares of the Company. Taking into account the Series B Shares currently owned by SETA, after the transaction, the Offerors owned, directly or indirectly, 30.4% of OMA’s outstanding capital stock.

On July 9, 2021, the Offerors filed Amendment No. 13 amending the Schedule 13D filed with the SEC describing the Offers. The Offerors stated that they may in the future acquire Series B Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Series B Shares or the Series BB shares owned by the Offerors in one or more transactions and may consider and explore one or more corporate transactions involving the Company. As of April 22, 2022, no further plans were announced.

Fintech Loan Facility

On July 9, 2021, Aerodrome entered into a loan agreement with Fintech to for purposes of refinancing indebtedness incurred in connection with the Offers, pursuant to which Fintech provided an unsecured term loan in an aggregate amount of the equivalent in U.S. dollars of Ps.7,005,074,000, or 85% of the total amount of funds required to settle the Offers (the “Loan Facility”).

The Loan Facility was ultimately repaid by a Ps. 6,200,000,000 margin facility entered into on December 6, 2021, between Aerodrome, as borrower, and a bank syndicate comprised of Banco Inbursa, Santander México, and ICBC Standard Bank, as lenders (the “Margin Facility”). The Margin Facility is secured by our Series B and Series BB Shares owned by SETA, and our Series B Shares owned by Aerodrome. On December 9, 2021, we entered into an ancillary agreement with the borrower, lenders and agent party to the Margin Facility, for purposes of providing liquidity to SETA’s Series BB Shares in case of foreclosure of the collateral upon an event of default under the Margin Facility. In such letter we agreed, among other things, (i) to issue 49,766,000 Series B Shares in the form of treasury shares, for the sole purpose of giving effect to the conversion of any Series BB Shares granted as collateral into Series B Shares, and to maintain such shares at our treasury; (ii) to update our Series B registration with the national securities registry in Mexico to allow for the issuance of the Series B Shares maintained in treasury upon conversion of the Series BB Shares; (iii) to deposit with Indeval a share certificate representing the Series B Shares issuable upon conversion; (iv) to transfer to a trustee each and all amounts regarding any dividend or distribution paid in cash on the Series B Shares pledged into a cash collateral account held by a guaranty trust; and (v) not to exercise or give effect to any transfer restriction or preemptive or similar rights on the pledged Series B Shares and the Series BB Shares other than the existing transfer restrictions in accordance with Rule 144 and the Mexican Airport Law.

June 2021 Ordinary Shareholders’ Meeting

An Ordinary Meeting for the Shareholders of the Company was held on June 11, 2021. The Meeting approved to carry out the issuance of 49,766,000 unsubscribed and unpaid Series B Shares to be kept in the treasury of the Company, exclusively to cover the conversion of the Series BB Shares owned by SETA into Series B shares, in case of default under certain financing documents, in the understanding that such issuance will not cause dilution to the shareholders of the Company. Said issuance was carried out in relation to the Tender Offer, to be financed through the Loan Facility that will use as collateral, among other things, the Series BB Shares owned by SETA.

December 2021 Ordinary and Extraordinary Shareholders’ Meeting

On December 2, 2021, the Extraordinary and Ordinary Shareholders’ Meeting approved the payment of a special cash dividend of up to Ps.4,370 million, or Ps.11.20 per share, which was paid on January 19, 2022. Additionally, shareholders approved the elimination of the reference in Article Eighteenth, numeral twenty five, section b), subsection (ii) of the by-laws of the Company, which required that the Company must not exceed a 50% debt-to-capital ratio.

OMA obtains short-term loans

In December 2021, we obtained short-term loans for an aggregate amount of Ps.2,700 million with Banco Nacional de México, S.A., HSBC México, S.A. and Banco Santander México, S.A., which were prepaid on March 31, 2022. Proceeds were used to capitalize the group’s subsidiaries, for working capital and to strengthen the Company’s liquidity. The maturity date of such loans is in June 2022 and have an annual weighted average interest rate of TIIE plus 99.6 basis points.

OMA included in the 2022 Bloomberg Gender-Equality Index

On January 26, 2022, we were recognized as one of the only ten Mexican companies to be included in the 2022 Bloomberg Gender-Equality Index, which distinguishes companies that excel at promoting equality, female talent development and diversity.

Issuance OMA22L and OMA22-2L (2022 Sustainability-Linked Variable Rate Notes and Fixed Rate Notes)

On March 31, 2022, OMA issued Ps.1,700,000 thousand in five-year sustainability-linked notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the “2022 Sustainability-Linked Variable Rate Notes Indenture”). Interest payments are made every 28 days at a variable annual interest rate of 28-days TIIE plus 14 basis points. The principal amount will be repaid at maturity on March 25, 2027. The same day, OMA issued Ps.2,300,000 thousand in seven-year sustainability-linked notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the 2022 Sustainability-Linked Fixed-Rate Notes indenture). Interest payments are made on a semiannual basis at a fixed annual interest rate of 9.35%. The principal amount will be repaid at maturity on March 22, 2029. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The notes received ratings of Baa1/Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the moment of the issuance.

For a detailed description of covenants, events of default and the green bond framework, see “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

2022 Annual Shareholders’ Meeting

The Annual General Ordinary Shareholders’ Meeting of the Company held on April 22, 2022 approved, among other matters, the declaration and payment of a cash dividend to shareholders of Ps.2,300 million, which will be paid in two installments: the first one of Ps.1,800 million to be made no later than May 31, 2022, and the second one of Ps.500 million, to be made no later than July 31, 2022.

Operating Results

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps.20.4672 per U.S.$1.00, the exchange rate as reported by the Mexican Central Bank on December 31, 2021.

Passenger and Cargo Volumes

In 2021, approximately 87.2% of the terminal passengers using our airports were domestic. Domestic traffic increased by 59.2% and international traffic increased by 94.2% as compared to 2020. In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.

Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control, including the adverse effects of the COVID-19 pandemic.

In 2019, 2020 and 2021, our 13 airports handled approximately 97,620, 93,242 and 123,100 metric tons of cargo, respectively. The increase in 2021 was due to a 37.9% increase in cargo transportation at the Monterrey airport and a 21.4% increase in cargo transportation at the San Luis Potosí airport. Increases in our cargo volume are beneficial to us for purposes of the maximum-rate calculations, as cargo increases the number of our workload units.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
Domestic terminal passengers(1)	20,416.76	9,877.70	15,723.32
International terminal passengers(1)	2,751.30	1,184.99	2,301.85
Total terminal passengers(1)	23,168.06	11,062.69	18,025.16
Cargo units(1)	976.20	932.42	1,231.00
Total workload units(1)	24,144.26	11,995.11	19,256.16
Change in total terminal passengers(2)	7.4%	(52.3)%	62.9%
Change in workload units(2)	6.9%	(50.3)%	60.5%

Aeronautical revenues(3)	5,752,662	2,942,558	5,277,728
Change in aeronautical revenues(2)	11.9%	(48.8)%	79.4%
Aeronautical revenues per workload unit	238.3	245.3	274.1
Change in aeronautical revenues per workload unit(1)(2)	4.6%	3.0%	11.7%

Non-aeronautical revenues(3)	1,819,605	1,171,039	1,653,379
Change in non-aeronautical revenues(2)	11.9%	(35.6)%	41.2%
Non-aeronautical revenues per terminal passenger(4)	78.5	105.9	91.7
Change in non-aeronautical revenues per terminal passenger(2)	4.2%	34.8%	(13.3)%
Non-aeronautical revenues per terminal passenger, excluding hotel services(4)(5)	63.1	93.0	79.4
Change in non-aeronautical revenues per terminal passenger, excluding hotel services(2)(5)	6.4%	47.4%	(14.6)%
(1)	In thousands. One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo. Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(2)	In each case, as compared to previous period.
(3)	In thousands of pesos.
(4)	In pesos.
(5)	Figures presented for comparison purposes, as revenues from hotel services do not increase as a function of terminal passengers.

In 2021, we served 18.0 million terminal passengers, of which 15.7 million were domestic and 2.3 million were international. The increase in passengers in 2021 was principally due to the reactivation of routes at our airports.

Classification of Revenues

We classify our revenues into three categories: revenues from aeronautical services, revenues from non-aeronautical services and revenues from construction services. Historically, a substantial majority of our total revenues have been derived from aeronautical services. For example, in 2021, 60.5% of our total revenues were derived from aeronautical services, and the remainder of our revenues was derived from non-aeronautical services and construction services. Aeronautical services represented 76.1% of the sum of our aeronautical and non-aeronautical revenues.

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

We recognize revenues from construction services derived from the improvements made to airports that are included in our Master Development Programs. Construction service revenues related to the airport concession are determined based on negotiations between us and the Ministry of Infrastructure, Communication and Transportation (recognized according to the percentage-of-completion method), as we construct or improve the airports based on the Master Development Programs. In 2021, revenues from improvements to concessioned assets accounted for 20.5% of our total revenues.

For a detailed description of the components of our aeronautical and non-aeronautical revenue categories, see “Item 4. Information on the Company—Business Overview—Our Sources of Revenues.”

Fluctuations in the Peso

From December 31, 2018 to December 31, 2019, the peso appreciated by approximately 3.9%, from Ps.19.64 per U.S.$1.00 on December 31, 2018, to Ps.18.86 per U.S.$1.00 on December 31, 2019. From December 31, 2019 to December 31, 2020, the peso depreciated by approximately 5.5%, from Ps.18.86 per U.S.$1.00 on December 31, 2019, to Ps.19.89 per U.S.$1.00 on December 31, 2020. From December 31, 2020 to December 31, 2021, the peso depreciated by approximately 3.1%, from Ps.19.89 per U.S.$1.00 on December 31, 2020, to Ps.20.51 per U.S.$1.00 on December 31, 2021. In the first months of 2021, the peso appreciated, reaching Ps.20.31 per U.S.$1.00 on April 22, 2022.

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

In addition, we have financial liabilities denominated in U.S. dollars, and a significant depreciation in the Mexican peso could result in higher debt balances when converted to Mexican pesos, thus resulting in foreign exchange losses. We may also, from time to time, maintain cash balances denominated in U.S. dollars, in which cases a depreciation of the Mexican peso against the U.S. dollar could result in a foreign exchange gain. As of December 31, 2021, Ps.443 million of our cash balance was denominated in U.S. dollars.

As of December 31, 2021, international passenger charges amounted to Ps.1,169,292 thousand, and as of December 31, 2021, we had U.S.$4.8 million of liabilities denominated in U.S. dollars.

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

The following table sets forth our revenues from aeronautical services for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
	Amount	%	Amount	%	Amount	%

	(in thousands of pesos, except percentages)
Aeronautical revenues:
Domestic passenger charges	3,776,401	65.6%	1,857,551	63.1%	3,422,714	64.9%
International passenger charges	1,207,989	21.0%	542,933	18.5%	1,169,292	22.2%
Landing charges	229,919	4.0%	147,387	5.0%	206,114	3.9%
Platform for embarking and disembarking	150,055	2.6%	90,257	3.1%	134,436	2.5%
Aircraft parking charges on extended stay or overnight	35,910	0.6%	31,905	1.1%	36,539	0.7%
Domestic and international passenger and carry-on baggage check	62,970	1.1%	29,688	1.0%	52,998	1.0%
Aerocars and jetways	48,074	0.8%	19,920	0.7%	22,395	0.4%
Other airport services, leases and regulated access(1)	241,342	4.2%	222,917	7.6%	233,240	4.4%
Total aeronautical revenues	5,752,662	100%	2,942,558	100%	5,277,728	100%
(1)	Includes regulated access fees, leasing of space to airlines for their operations and leasing of space in the airside to cargo handling agents and shippers.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and the leasing of space to airlines, every six months (or earlier upon a cumulative increase of 5% in the Mexican Producer Price Index (excluding fuel)), as long as the total aeronautical revenues per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year. See “Item 4. Information on the Company—Regulatory Framework—Price Regulation” for a description of our maximum rates and the rate-setting procedures for future periods. We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers. Historically, our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers. In 2021, passenger charges represented 87.1% of our aeronautical services revenues. In 2021, aeronautical services represented 52.7% of our total revenues and 66.3% of the sum of our aeronautical and non-aeronautical revenues.

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

In 2021, our aeronautical revenues represented approximately 92.1% of the amount we were entitled to earn under the maximum rates applicable to all of our airports. To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenues, this percentage could decrease. We may not be able to collect substantially all of the revenues we are entitled to earn from services subject to price regulation in the future.

Non-Aeronautical Revenues

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues per terminal passenger are calculated by dividing total non-aeronautical revenues by the number of terminal passengers during the same period. The contribution to our total revenues from non-aeronautical services was 19.0% in 2021. Our non-aeronautical revenues per terminal passenger decreased from Ps.105.9 in 2020 to Ps. 91.7 in 2021, due primarily to a lower increase in revenues generated from the commercial, diversification and complementary activities, compared to our passenger traffic recovery. Our non-aeronautical revenues in 2021 represented 23.9% of the sum of our aeronautical and non-aeronautical revenues, and our revenues from commercial activities per terminal passenger decreased from Ps.51.7 in 2020 to Ps. 43.2 in 2021, due primarily to a higher recovery in passenger traffic than in commercial revenues.

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

The following table sets forth our revenues from non-aeronautical activities for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
	Amount	%	Amount	%	Amount	%

	(in thousands of pesos, except percentages)
Non-aeronautical revenues:
Commercial activities:
Car parking charges	279,463	15.4%	126,818	10.8%	217,728	13.2%
Advertising	76,200	4.2%	59,695	5.1%	70,338	4.3%
Retail operations(1)	124,554	6.8%	64,486	5.5%	86,128	5.2%
Food and beverage	144,374	7.9%	87,499	7.5%	120,148	7.3%
Car rental operators	149,454	8.2%	111,037	9.5%	142,651	8.6%
Time share developers	16,663	0.9%	12,683	1.1%	13,557	0.8%
Financial services	10,367	0.57%	7,853	0.7%	8,355	0.5%
Communication and services	16,006	0.9%	17,800	1.5%	18,137	1.1%
Services to passenger	4,127	0.2%	3,281	0.3%	3,561	0.2%
VIP lounges	51,176	2.8%	36,538	3.1%	49,381	3.0%
Other commercial revenues(3)	43,542	2.4%	44,300	3.8%	49,593	3.0%
Total commercial activities	915,926	50.3%	571,990	48.8%	779,577	47.2%
Diversification activities:
Hotel services	357,032	19.6%	141,890	12.1%	221,728	13.4%
OMA Carga	194,936	10.7%	183,382	15.7%	257,210	15.6%
Real estate services	18,181	1.0%	16,499	1.4%	19,721	1.2%
Industrial services	39,451	2.2%	51,272	4.4%	63,737	3.9%
Other diversification revenues(3)	4,966	0.3%	7,547	0.6%	6,889	0.4%
Total diversification activities	614,566	33.8%	400,590	34.2%	569,285	34.4%
Complementary Activities:
Leasing of space(2)	83,477	4.6%	85,729	7.3%	122,639	7.4%
Access rights	19,709	1.1%	15,819	1.4%	21,316	1.3%
Documented baggage inspection	175,006	9.6%	86,491	7.4%	150,238	9.1%
Other complementary revenues(4)	10,921	0.6%	10,420	0.9%	10,324	0.6%
Total complementary activities	289,113	15.9%	198,459	16.9%	304,517	18.4%
Total revenues from non-aeronautical services	1,819,605	100.0%	1,171,039	100.0%	1,653,379	100.0%
(1)	Includes revenues from duty-free operations.
(2)	Includes the leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(3)	Other revenues consist mainly of recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports.
(4)	Other complementary revenues consist of the recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports, among others.

The majority of our non-aeronautical revenues are derived from commercial activities, which represented 47.2% of our non-aeronautical revenues in 2021. Commercial activities include car parking charges (which may be subject to government regulation, but not to our maximum rates), rental and royalty payments from third parties operating retail stores and providing commercial services at our airports, such as advertising, food and beverage providers, car rentals, time-share sales and promotions services, duty-free stores and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers.

On an individual basis, during 2021, our most important source of non-aeronautical revenues was OMA Carga which provides air and ground cargo logistics services, and represented 15.6% of our non-aeronautical revenues in 2021 and is part of our diversification activities. Other than OMA Carga, diversification activities include hotel services (both Terminal 2 NH Collection Hotel at the Mexico City International Airport and the Hilton Garden Inn Hotel at the Monterrey airport) and industrial services operation of the OMA-VYNMSA Aero Industrial Park.

Complementary activities represented 18.4% of our non-aeronautical revenues in 2021. These activities primarily include baggage-screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations; as well as fees for access to federal zones.

Operating Costs

Our operating costs have been, and we believe that they will continue to be, funded entirely from our results of operations. The following table sets forth our operating costs and certain other related information for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
	Amount	% Change	Amount	% Change	Amount	% Change

	(in thousands of pesos, except percentages)
Operating Costs:
Cost of services:
Wages and salaries	242,473	4.5%	228,993	(5.6)%	229,358	0.2%
Maintenance	177,191	16.1%	124,563	(29.7)%	142,069	14.1%
Security and insurance	161,351	(5.4)%	134,774	(16.5)%	128,299	(4.8)%
Utilities (electricity, cleaning and water)	177,250	(15.7)%	122,961	(30.6)%	144,727	17.7%
Building lease	15,683	(64.6)%	2,543	(83.8)%	2,015	(20.8)%
Allowance for doubtful accounts	(241)	(96.0)%	17,738	(7,460)%	646	(96)%
Cost of hotel service	85,706	30.1%	30,650	(64.2)%	44,282	44.5%
Equipment lease, fees and other	94,794	(11.8)%	103,736	9.4%	90,711	(12.6)%
Total cost of services	954,207	(2.4)%	765,958	(19.7)%	782,107	2.1%
Major maintenance provision	292,324	17.6%	392,531	34.3%	512,653	30.6%
Cost of construction	954,834	(16.4)%	1,253,869	31.3%	1,788,903	42.7%
Administrative expenses	542,664	(3.6)%	518,059	(4.5)%	586,542	13.2%
Right to use airport facilities	363,561	13.9%	199,202	(45.2)%	319,906	60.6%
Technical assistance fees	150,108	(13.0)%	81,164	(45.9)%	133,558	64.6%
Depreciation and amortization(1)	415,252	18.1%	435,344	4.8%	487,230	11.9%
Other income, net	(1,155)	463.4%	(129)	(88.8)%	(1,278)	890.7%
Total operating costs	3,671,795	(2.7)%	3,645,998	(0.7)%	4,609,621	26.4%
(1)	Depreciation reflects depreciation of fixed assets, and amortization reflects amortization of our concessions and rights to use airport facilities.

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

Concession Tax

Beginning November 1, 1998, we became subject to Article 232-A of the Mexican Federal Duties Law, which requires that the holders of concessions pay a tax for the use of state-owned assets. This tax is currently equal to 5% of the gross annual revenues of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. The concession tax may be revised at any time by the Mexican government, and this tax may increase in the future. If the Mexican government increases the concession tax, we are entitled to request an increase in its maximum rates from the Ministry of Infrastructure, Communications and Transportation; however, the Ministry of Infrastructure, Communications and Transportation may not honor such requests in the future.

Technical Assistance Fee

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers technical assistance and technological and industry knowledge and experience to us in exchange for a fee. For more information about this agreement, see “Item 7. Major Shareholders and Related-Party Transactions—Related Party Transactions.” The technical assistance fee for each of 2001 and 2002 was fixed at U.S.$5.0 million (adjusted annually for U.S. inflation). For the remainder of the original contract term, the fee was equal to the greater of U.S.$3.0 million adjusted annually for inflation (measured by the U.S. consumer price index) or 5% of our EBITDA. Pursuant to the second amendment to the Technical Assistance Agreement signed on May 13, 2015, as of June 14, 2015, the fee was reduced to the greater of U.S.$3,478,000 (updated annually according to the U.S. consumer price index) and 4% of our EBITDA for the first three years of the extension and 3% of our EBITDA for the last two years of the extension. Pursuant to the third amendment of the Technical Assistance Agreement, dated as of December 14, 2020, the term of such agreement was extended until December 31, 2021, with automatic renewals for one year periods starting on January 1, 2022, unless a termination notice is provided by any of the parties involved. Additionally, the automatic renewals shall be in force as long as SETA holds an individual interest of at least 7.65% of the shares of the Company. The economic terms of the agreement were not modified.

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions. In 2021, our depreciation and amortization expenses increased by 11.9%, as compared to 2020, primarily due to an increase in the investment to improve our concessions’ assets during 2021.

The value of our concessions was determined in June 2000, when SETA won the bid to acquire Series BB shares currently representing 12.9% of our capital stock, based on the value assigned by the independent company INGENIAL. In addition, we depreciate the value of certain fixed assets that we acquire or build at our airports pursuant to the investment requirements under our Master Development Programs. For further information regarding depreciation and amortization expenses, refer to Notes 9 and 10 to our audited consolidated financial statements.

Solidarity Fees

We and our subsidiaries have entered into intercompany agreements under which we provide services in exchange for payments from our subsidiaries. The payments under these agreements affect the revenues, operating costs and income at our individual subsidiaries but not our consolidated results. Under the intercompany agreements, our parent company Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or GACN, provides certain administrative services to guarantee that our airport subsidiaries operate in compliance with the required standards under their respective concession titles. Pursuant to Article 10.3 of the concession titles of each of our subsidiaries, we and each airport concessionaire are joint and severally liable with respect to the obligations of each other airport concessionaire before the Ministry of Infrastructure, Communications and Transportation. In exchange for these services, our airport operating subsidiaries make payments to GACN. As a result of the foregoing, each of our airports has entered into an Operating Services Agreement with our parent company or GACN, pursuant to which each of our airport operating subsidiaries pays a solidarity fee to GACN in exchange for which GACN provides services to guarantee the ongoing viability of that subsidiary’s concession and make sure that they have the resources to comply with their respective Master Development Programs and other regulatory obligations. As described under “Item 4. Information on the Company—Regulatory Framework—General Obligations of Concession Holders,” in the event of a breach of one concession, the Ministry of Infrastructure, Communications and Transportation is entitled to revoke all of the concessions held by our airport operating subsidiaries. Therefore, our airport operating subsidiaries that generate higher revenues pay higher solidarity fees to our parent company to ensure the continued viability of the concessions held by our airport operating subsidiaries that generate lower revenues. Amounts paid pursuant to the Operating Services Agreement are determined in accordance with Mexican transfer pricing regulations established under the Mexican Income Tax Law and are in line with a transfer pricing study that we commission annually from an independent third party. Other services provided pursuant to our Operating Services Agreements include, among others, negotiating regulated tariffs and interfacing with regulators, leasing the commercial spaces and real estate, trademark license royalties, and marketing services. The costs of these services and guarantees, including the solidarity fees, are actual costs that are charged to individual airports.

During 2021, we made certain amendments to our Operating Services Agreements to ensure compliance with the labor reform implemented in 2021 by the Mexican Government that would allow us to contract specialized services within companies of the same economic group.

Expenditures pursuant to master development programs and other capital expenditures

In 2021, expenditures pursuant to master development programs and other capital expenditures were Ps.2,117,178 thousand. We funded our expenditures through cash flows from operations, and we believe that we will continue to fund them through cash flow from operations, as well as new debt, in the future. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Employee Statutory Profit Sharing

We are subject to the mandatory statutory employee profit sharing regime (participación de los trabajadores en las utilidades de las empresas, or “PTU”) established by the Mexican Federal Labor Law. Under this regime, 10% of a company’s unconsolidated annual profits, as calculated for tax purposes, and subject to certain limits, must be distributed among employees other than the chief executive officer. Pursuant to the labor reform implemented in 2021 by the Mexican Government, the statutory profit sharing payment for an employee is capped to three months of base salary, subject to certain limits

Taxation

The recognition of a deferred tax asset from previous years represented Ps.245,569 thousand for the year ended December 31, 2021, while the current tax amounted to Ps.1,217,748 thousand. In 2021, we had an effective tax rate of 25.3%, which reflects the permanent differences related primarily to inflationary effects for tax purposes.

The statutory Mexican corporate income tax rate in 2021, 2020 and 2019 was 30.0%.

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

	For the Year Ended December 31,
	2019	2020	2021

	(in thousands of pesos, except percentages)
Metropolitan Destination
Monterrey:
Revenues:
Aeronautical services	2,641,052	1,278,255	2,371,178
Non-aeronautical services	726,684	479,322	551,744
Construction services	323,035	802,470	908,960
Total revenues	3,690,771	2,560,047	3,831,882
Operating costs:
Costs and administrative expenses	392,344	254,416	391,081
Major maintenance provision	63,673	78,811	81,610
Construction costs	323,035	802,470	908,960
Depreciation and amortization	111,020	122,507	142,152
Solidarity fee	2,327,084	855,891	1,803,003
Total operating costs	3,217,156	2,114,095	3,326,806
Income from operations	473,615	445,952	505,076
Operating margin(1)	12.8%	17.4%	13.2%

	For the Year Ended December 31,
	2019	2020	2021

	(in thousands of pesos, except percentages)
Tourist Destinations
Acapulco:
Revenues:
Aeronautical services	227,954	117,218	196,631
Non-aeronautical services	40,242	27,159	33,250
Construction services	63,102	29,410	44,088
Total revenues	331,298	173,787	273,969
Operating costs:
Costs and administrative expenses	61,603	49,893	72,553
Major maintenance provision	9,374	13,536	15,960
Construction costs	63,102	29,410	44,088
Depreciation and amortization	43,286	44,780	45,693
Solidarity fee	100,121	14,580	54,191
Total operating costs	277,486	152,199	232,485
Income from operations	53,812	21,588	41,484
Operating margin(1)	16.2%	12.4%	15.1%

Mazatlán:
Revenues:
Aeronautical services	321,313	211,184	317,004
Non-aeronautical services	52,857	37,431	46,368
Construction services	34,572	24,704	45,625
Total revenues	408,742	273,319	408,997
Operating costs:
Costs and administrative expenses	61,828	47,936	79,076
Major maintenance provision	16,796	13,282	21,456
Construction costs	34,572	24,704	45,625
Depreciation and amortization	17,514	18,699	19,254
Solidarity fee	225,406	105,593	186,537
Total operating costs	356,116	210,214	351,948
Income from operations	52,626	63,105	57,049
Operating margin(1)	12.9%	23.1%	13.9%

Zihuatanejo:
Revenues:
Aeronautical services	191,512	98,645	137,018
Non-aeronautical services	25,596	18,360	22,127
Construction services	22,876	45,984	129,957
Total revenues	239,984	162,989	289,102
Operating costs:
Costs and administrative expenses	38,918	29,319	48,706
Major maintenance provision	32,792	40,780	28,325
Construction costs	22,876	45,984	129,957
Depreciation and amortization	18,660	19,091	20,058
Solidarity fee	83,124	14,855	35,392
Total operating costs	196,370	150,029	262,438
Income from operations	43,614	12,960	26,664
Operating margin(1)	18.2%	8.0%	9.2%

	For the Year Ended December 31,
	2019	2020	2021

	(in thousands of pesos, except percentages)
Regional Destinations
Chihuahua:
Revenues:
Aeronautical services	411,392	215,728	419,027
Non-aeronautical services	67,022	46,049	48,531
Construction services	124,701	30,679	63,456
Total revenues	603,115	292,456	531,014
Operating costs:
Costs and administrative expenses	68,233	51,254	75,507
Major maintenance provision	34,802	52,396	101,967
Construction costs	124,701	30,679	63,456
Depreciation and amortization	17,974	25,274	26,384
Solidarity fee	290,026	82,815	184,429
Total operating costs	535,736	242,418	451,743
Income from operations	67,379	50,038	79,271
Operating margin(1)	11.2%	17.1%	14.9%

Culiacán:
Revenues:
Aeronautical services	617,978	359,562	573,506
Non-aeronautical services	66,287	51,732	57,560
Construction services	68,961	68,142	91,262
Total revenues	753,226	479,436	722,328
Operating costs:
Costs and administrative expenses	80,460	57,683	89,764
Major maintenance provision	8,884	64,627	24,023
Construction costs	68,961	68,142	91,262
Depreciation and amortization	18,658	20,887	22,442
Solidarity fee	479,985	175,756	385,657
Total operating costs	656,948	387,095	613,148
Income from operations	96,278	92,341	109,180
Operating margin(1)	12.8%	19.3%	15.1%

Durango:
Revenues:
Aeronautical services	150,130	79,515	155,408
Non-aeronautical services	13,433	11,083	14,536
Construction services	36,677	50,202	35,600
Total revenues	200,240	140,800	205,544
Operating costs:
Costs and administrative expenses	27,964	21,566	40,521
Major maintenance provision	14,506	26,418	28,509
Construction costs	36,677	50,202	35,600
Depreciation and amortization	7,537	8,259	10,082
Solidarity fee	90,542	24,135	59,662
Total operating costs	177,226	130,580	174,374
Income from operations	23,014	10,220	31,170
Operating margin(1)	11.5%	7.3%	15.2%

	For the Year Ended December 31,
	2019	2020	2021

	(in thousands of pesos, except percentages)
San Luis Potosí:
Revenues:
Aeronautical services	174,340	108,045	192,712
Non-aeronautical services	35,631	28,508	38,345
Construction services	110,743	58,189	67,399
Total revenues	320,714	194,742	298,456
Operating costs:
Costs and administrative expenses	35,460	26,288	50,903
Major maintenance provision	26,093	12,962	47,441
Construction costs	110,743	58,189	67,399
Depreciation and amortization	12,857	21,569	24,150
Solidarity fee	107,623	41,086	73,275
Total operating costs	292,776	160,094	263,168
Income from operations	27,938	34,648	35,288
Operating margin(1)	8.7%	17.8%	11.8%

Tampico:
Revenues:
Aeronautical services	197,161	74,330	133,178
Non-aeronautical services	28,056	17,414	20,054
Construction services	61,823	67,530	130,162
Total revenues	287,040	159,274	283,394
Operating costs:
Costs and administrative expenses	43,969	38,759	53,404
Major maintenance provision	11,593	29,466	27,779
Construction costs	61,823	67,530	130,162
Depreciation and amortization	9,218	9,920	12,083
Solidarity fee	128,629	3,441	38,191
Total operating costs	255,232	149,116	261,619
Income from operations	31,808	10,158	21,775
Operating margin(1)	11.1%	6.4%	7.7%

Torreón:
Revenues:
Aeronautical services	201,446	94,892	175,268
Non-aeronautical services	23,683	17,425	24,450
Construction services	18,343	12,233	28,802
Total revenues	243,472	124,550	228,520
Operating costs:
Costs and administrative expenses	34,781	24,812	40,934
Major maintenance provision	17,457	19,327	58,531
Construction costs	18,343	12,233	28,802
Depreciation and amortization	9,883	10,605	10,811
Solidarity fee	131,350	33,913	56,525
Total operating costs	211,814	100,890	195,603
Income from operations	31,658	23,660	32,917
Operating margin(1)	13.0%	19.0%	14.4%

Zacatecas:
Revenues:
Aeronautical services	141,500	71,292	132,427
Non-aeronautical services	13,945	10,512	14,996
Construction services	6,843	7,480	18,318
Total revenues	162,288	89,284	165,741
Operating costs:
Costs and administrative expenses	27,746	22,432	42,259
Major maintenance provision	12,129	1,243	14,371
Construction costs	6,843	7,480	18,318
Depreciation and amortization	7,813	8,024	8,419
Solidarity fee	76,622	29,349	61,236
Total operating costs	131,153	68,528	144,603
Income from operations	31,135	20,756	21,138
Operating margin(1)	19.2%	23.2%	12.8%

	For the Year Ended December 31,
	2019	2020	2021

	(in thousands of pesos, except percentages)
Border Destinations
Ciudad Juárez:
Revenues:
Aeronautical services	380,271	199,685	403,208
Non-aeronautical services	55,999	37,736	36,148
Construction services	17,650	27,949	165,532
Total revenues	453,920	265,370	604,888
Operating costs:
Costs and administrative expenses	60,977	43,601	58,913
Major maintenance provision	31,050	18,155	45,800
Construction costs	17,650	27,949	165,532
Depreciation and amortization	11,799	12,717	15,201
Solidarity fee	271,070	102,706	245,331
Total operating costs	392,546	205,128	530,777
Income from operations	61,374	60,242	74,111
Operating margin(1)	13.5%	22.7%	12.3%

Reynosa:
Revenues:
Aeronautical services	113,515	58,010	119,950
Non-aeronautical services	18,240	11,500	12,133
Construction services	112,031	55,366	74,664
Total revenues	243,786	124,876	206,747
Operating costs:
Costs and administrative expenses	28,119	21,123	39,154
Major maintenance provision	13,177	21,528	16,883
Construction costs	112,031	55,366	74,664
Depreciation and amortization	8,189	9,553	20,472
Solidarity fee	55,895	8,135	31,355
Total operating costs	217,411	115,705	182,528
Income from operations	26,375	9,171	24,219
Operating margin(1)	10.8%	7.3%	11.7%
(1)	We determine operating margin per airport by dividing income from operations at each airport by total revenues for that airport.

	For the Year Ended December 31,
	2019	2020	2021

	(in thousands of pesos, except percentages)
Hotels
Terminal 2 NH Collection Hotel:
Revenues:
Non-aeronautical services	255,393	110,299	171,005
Equity method (1)	220	226	2,175
Total revenues	255,613	110,525	173,180
Operating costs:
Costs and administrative expenses	138,742	78,833	95,418
Depreciation and amortization	39,546	40,301	42,054
Total operating costs	178,288	119,134	137,472
(Loss) income from operations	77,325	(8,609)	35,708
Operating margin	30.3%	(7.8)%	20.6%

Hilton Garden Inn Hotel:
Revenues:
Non-aeronautical services	103,474	32,614	52,483
Equity method (1)	(188)	336	417
Total revenues	103,286	32,950	52,900
Operating costs:
Costs and administrative expenses	59,559	28,438	37,477
Depreciation and amortization	11,382	11,430	9,634
Total operating costs	70,941	39,868	47,111
(Loss) income from operations	32,345	(6,918)	5,789
Operating margin	31.3%	(21.0)%	10.9%
(1)	Equity method revenue is eliminated in full on consolidation.

	For the Year Ended December 31,
	2019	2020	2021

	(in thousands of pesos, except percentages)
Industrial Park
OMA-Vynmsa Aero Industrial Park:
Revenues:
Non-aeronautical services	41,981	56,454	68,294
Total revenues	41,981	56,454	68,294
Operating costs:
Costs and administrative expenses	6,811	8,751	8,886
Depreciation and amortization	19,548	23,621	28,186
Total operating costs	26,359	32,372	37,072
Income from operations	15,622	24,082	31,222
Operating margin	37.2%	42.7%	45.7%

Summary Historical Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated:

	Year Ended December 31,
	2019	2020		2021
	Amount	Amount	% Change	Amount	% Change

	(in thousands of pesos, except percentages)
Revenues:
Aeronautical services	5,752,662	2,942,558	(48.8)%	5,277,728	79.4%
Non-aeronautical services	1,819,605	1,171,039	(35.6)%	1,653,379	41.2%
Construction services	954,834	1,253,869	31.3%	1,788,903	42.7%
Total revenues	8,527,101	5,367,466	(37.1)%	8,720,010	62.5%
Operating costs and expenses:
Cost of services	954,207	765,958	(19.7)%	782,107	2.1%
Major maintenance provision	292,324	392,531	34.3%	512,653	30.6%
Construction costs	954,834	1,253,869	31.3%	1,788,903	42.7%
Administrative expenses	542,664	518,059	(4.5)%	586,542	13.2%
Concession taxes	363,561	199,202	(45.2)%	319,906	60.6%
Technical assistance fees	150,108	81,164	(45.9)%	133,558	64.6%
Depreciation and amortization	415,252	435,344	4.8%	487,230	11.9%
Other income	(1,155)	(129)	(88.9)%	(1,278)	890.7%
Total operating costs and expenses	3,671,795	3,645,998	(0.7)%	4,609,621	26.4%
Income from operations	4,855,306	1,721,468	(64.5)%	4,110,389	138.8%
Interest expense, net	(204,772)	(308,610)	50.7%	(387,197)	25.5%
Exchange loss, net	(50,878)	79,522	(256.3)%	112,617	41.6%
Income before income taxes	4,599,656	1,492,380	(67.6)%	3,835,809	157.0%
Income taxes	1,372,222	394,501	(71.3)%	972,179	146.4%
Consolidated net income	3,227,434	1,097,879	(66.0)%	2,863,630	160.8%

Other operating data:
Operating margin(1)	56.9%	32.1%	N/A	47.1%	N/A
Net margin(2)	37.8%	20.5%	N/A	32.8%	N/A
(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Consolidated net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year Ended December 31, 2021, Compared to the Year Ended December 31, 2020.

Consolidated Revenues

Total revenues for 2021 were Ps.8,720,010 thousand, 62.5% higher than the Ps.5,367,466 thousand recorded in 2020, primarily as a result of an increase in both aeronautical and non-aeronautical revenues. The sum of aeronautical and non-aeronautical revenues in 2021 increased by 68.5% as compared to 2020.

Aeronautical revenues increased by 79.4% to Ps.5,277,728 thousand in 2021, as compared to Ps.2,942,558 thousand in 2020 due primarily to an increase in passenger charges from Ps.2,400,483 thousand in 2020 to Ps.4,592,006 thousand in 2021, attributable to a 62.9% increase in passenger traffic and an increase in aeronautical tariffs. Aeronautical revenues per workload unit in 2021 were Ps.274.1 compared to Ps.245.3 in 2020, an increase of 11.7%.

Non-aeronautical revenues increased by 41.2% from Ps.1,171,039 thousand in 2020 to Ps. 1,653,379 thousand in 2021, due primarily to the recovery in revenue generation of our commercial activities and the expansion of the diversification activities. Non-aeronautical revenues per terminal passenger decreased by 13.3%, from Ps.105.9 in 2020 to Ps. 91.7 in 2021, due primarily to a higher growth in terminal passengers, compared to the recovery of non-aeronautical revenues.

Revenues from construction services in 2021 were Ps. 1,788,903 thousand, an increase of 42.7% from Ps.1,253,869 thousand recognized in 2020, primarily as a result of the progress in the improvements of concession assets, principally in the Monterrey, Ciudad Juárez, Tampico and Zihuatanejo airports.

Our revenues are highly dependent on the volume of passenger traffic. The effects of the COVID-19 pandemic resulted in a significant reduction in passenger traffic during 2020 and a recovery during 2021, as a result of the actions taken by the Mexican, U.S. and other governments and from the broader reduction in demand for air travel caused by the COVID-19 pandemic. Even though we have taken action to recover passenger confidence, along with measures taken to preserve liquidity, the ongoing adverse effects of COVID-19 on our operations remain uncertain and the continuation of reduced air travel demand could have a material adverse effect on the Company’s business, operating results, financial condition and liquidity. For more information, see “Risk Factors—Risks Related to Our Operations— The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

Revenues by Segment

On an airport-by-airport basis, the principal contributors to total revenues in 2021 were the Monterrey airport (Ps.3,831,882 thousand), the Culiacán airport (Ps.722,328 thousand), the Ciudad Juárez airport (Ps.604,888 thousand), the Chihuahua airport (Ps.531,014 thousand) and the Mazatlán airport (Ps.408,997 thousand). Based on contribution to aeronautical and non-aeronautical revenues in 2021, the main contributors were the Monterrey airport (Ps.2,922,922 thousand), the Culiacán airport (Ps.631,066 thousand), the Chihuahua airport (Ps.467,558 thousand), the Ciudad Juárez airport (Ps.439,356 thousand) and the Mazatlán airport (Ps.363,372 thousand). Historically, Monterrey, Culiacán and Chihuahua have been our three principal contributors to aeronautical and non-aeronautical revenues, and we expect this trend to continue in the future.

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 85.5% from Ps.1,278,255 thousand in 2020 to Ps.2,371,178 thousand in 2021, due primarily to a 74.0% increase in domestic passenger charges, as a result of a 55.4% increase in domestic passenger traffic and a 9.5% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 15.1% from Ps. 479,322 thousand in 2020 to Ps.551,744 thousand in 2021, due primarily to a 44.2% increase in OMA Carga, a 42.3% increase in food and beverage and a 33.6% increase in revenue from car rentals. The sum of aeronautical and non-aeronautical revenues increased by 66.3% from Ps. 1,757,577 thousand in 2020 to Ps.2,922,922 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 17.5% from Ps.320.5 in 2020 to Ps.376.4 in 2021, principally due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic

Tourist Destinations

At the Acapulco airport, aeronautical revenues increased by 67.7% from Ps.117,218 thousand in 2020 to Ps.196,631 thousand in 2021, due primarily to an 84.7% increase in domestic passenger charges, as a result of a 72.8% increase in domestic passenger traffic and a 7.5% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 22.4% from Ps.27,159 thousand in 2020 to Ps.33,250 thousand in 2021, due primarily to a 45.4% increase in food and beverage, and a 30.2% increase in revenues from retail operations. The sum of aeronautical and non-aeronautical revenues increased by 59.2% from Ps.144,377 thousand in 2020 to Ps.229,881 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit decreased by 6.1% from Ps.363.7 in 2020 to Ps.341.7 in 2021, principally due to a lower increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Mazatlán airport, aeronautical revenues increased by 50.1% from Ps.211,184 thousand in 2020 to Ps.317,004 thousand in 2021, due primarily to a 94.0% increase in domestic passenger charges, as a result of a 65.1% increase in domestic passenger traffic and a 9.3% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 23.9% from Ps.37,431 thousand in 2020 to Ps.46,368 thousand in 2021, due primarily to a 45.6% increase in revenues from car rentals, a 51.7% increase in revenues from time-share developers, and a 43.9% increase in revenues from food and beverage. The sum of aeronautical and non-aeronautical revenues increased by 46.2% from Ps.248,615 thousand in 2020 to Ps.363,372 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 2.4% from Ps.323.7 in 2020 to Ps.331.5 in 2021, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Zihuatanejo airport, aeronautical revenues increased by 38.9% from Ps.98,645 thousand in 2020 to Ps.137,018 thousand in 2021, due primarily to a 194.6% increase in domestic passenger charges, as a result of a 76.2% increase in domestic passenger traffic and a 6.1% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 20.5% from Ps.18,360 thousand in 2020 to Ps.22,127 thousand in 2021, due primarily to a 918% increase in leasing of space, and a 33.5% increase in revenues from car rentals. The sum of aeronautical and non-aeronautical revenues increased by 36.0% from Ps.117,005 thousand in 2020 to Ps.159,145 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit decreased by 0.7% from Ps.367.4 in 2020 to Ps.365.0 in 2021, principally due to a lower increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 94.2% from Ps.215,728 thousand in 2020 to Ps.419,027 thousand in 2021, due primarily to a 107.6% increase in domestic passenger charges, as a result of a 63.9% increase in domestic passenger traffic and a 9.5% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 5.4% from Ps.46,049 thousand in 2020 to Ps.48,531 thousand in 2021, due primarily to a 37.8% increase in revenues from leasing of space, and a 28.6% increase in revenues from car rentals. The sum of aeronautical and non-aeronautical revenues increased by 78.6% from Ps.261,777 thousand in 2020 to Ps.467,558 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 10.0% from Ps.292.1 in 2020 to Ps.321.5 in 2021, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Culiacán airport, aeronautical revenues increased by 59.5% from Ps.359,562 thousand in 2020 to Ps.573,506 thousand in 2021, due primarily to a 57.1% increase in domestic passenger charges, as a result of a 41.3% increase in domestic passenger traffic and a 9.5% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increase by 11.3% from Ps.51,732 thousand in 2020 to Ps.57,560 thousand in 2021, due primarily to a 31.9% increase in revenues from food and beverage, a 33.9% increase in revenue from retail, and a 29.1% increase in revenues from car rentals. The sum of aeronautical and non-aeronautical revenues increased by 53.4% from Ps.411,294 thousand in 2020 to Ps.631,066 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 7.1% from Ps.288.5 in 2020 to Ps.309.0 in 2021, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Durango airport, aeronautical revenues increased by 95.4% from Ps.79,515 thousand in 2020 to Ps.155,408 thousand in 2021, due primarily to a 134.2% increase in domestic passenger charges, as a result of a 62.6% increase in domestic passenger traffic and a 9.3% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increase by 31.2% from Ps.11,083 thousand in 2020 to Ps.14,536 thousand in 2021, due primarily to a 373.1% increase in revenues from leasing of spaces, and a 25.0% increase in revenues from car rentals. The sum of aeronautical and non-aeronautical revenues increased by 87.6% from Ps.90,598 thousand in 2020 to Ps.169,944 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 14.3% from Ps.332.1 in 2020 to Ps.379.5 thousand in 2021, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the San Luis Potosí airport, aeronautical revenues increased by 78.4% from Ps.108,045 thousand in 2020 to Ps.192,712 thousand in 2021, due primarily to a 104.5% increase in domestic passenger charges, as a result of a 63.3% increase in domestic passenger traffic and a 4.3% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 34.5% from Ps.28,508 thousand in 2020 to Ps.38,345 thousand in 2021, due primarily to an 82.4% increase in revenues from leasing of spaces, a 13.3% increase in revenues from car rentals and a 25.0% increase in revenues from food and beverage. The sum of aeronautical and non-aeronautical revenues increased by 69.2% from Ps.136,553 thousand in 2020 to Ps.231,057 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 12.6% from Ps.258.0 in 2020 to Ps.290.3 in 2021, due to a higher increase in non-aeronautical revenues than aeronautical revenues, compared to the increase in passenger traffic.

At the Tampico airport, aeronautical revenues increased by 79.2% from Ps.74,330 thousand in 2020 to Ps.113,178 thousand in 2021, due primarily to a 109.1% increase in domestic passenger charges, as a result of a 41.9% increase in domestic passenger traffic and a 7.4% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 15.2% from Ps.17,414 thousand in 2020 to Ps.20,054 thousand in 2021, due primarily to a 110.7% increase in revenues from leasing of spaces, and a 15.8% increase in revenues from car rentals. The sum of aeronautical and non-aeronautical revenues increased by 67.0% from Ps.91,744 thousand in 2020 to Ps.153,232 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 14.0% from Ps.335.7 in 2020 to Ps.382.8 in 2021, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Torreón airport, aeronautical revenues increased by 84.7% from Ps.94,892 thousand in 2020 to Ps.175,268 thousand in 2021, due primarily to a 91.7% increase in domestic passenger charges, as a result of a 61.7% increase in domestic passenger traffic and a 9.3% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 40.3% from Ps.17,425 thousand in 2020 to Ps.24,450 thousand in 2021, due primarily to a 121.9% increase in revenues from leasing of spaces, a 19.3% increase in revenue from car rentals and a 46.1% increase in revenues from retail operations. The sum of aeronautical and non-aeronautical revenues increased by 77.8% from Ps.112,317 thousand in 2020 to Ps.199,718 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 6.2% from Ps.341.8 in 2020 to Ps.362.9 thousand in 2021, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Zacatecas airport, aeronautical revenues increased by 85.8% from Ps.71,292 thousand in 2020 to Ps.132,427 thousand in 2021, due primarily to a 99.6% increase in domestic passenger charges, as a result of a 54.2% increase in domestic passenger traffic and a 7.8% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 42.7% from Ps.10,512 thousand in 2020 to Ps.14,996 thousand in 2021, due primarily to an 806.5% increase in revenues from leasing of spaces, and a 23.7% increase in revenue from car rentals. The sum of aeronautical and non-aeronautical revenues increased by 80.2% from Ps.81,804 thousand in 2020 to Ps.147,423 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit at the Zacatecas airport increased by 11.6% from Ps.350.5 in 2020 to Ps.391.2 in 2021, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 101.9% from Ps.199,685 thousand in 2020 to Ps.403,208 thousand in 2021, due primarily to a 107.8% increase in domestic passenger charges, as a result of a 88.8% increase in domestic passenger traffic and a 9.5% increase in the tariff for domestic passenger charges. Non-aeronautical revenues decreased by 4.2% from Ps.37,736 thousand in 2020 to Ps.36,148 thousand in 2021, due primarily to a 48.3% decrease in revenues from car parking. The sum of aeronautical and non-aeronautical revenues increased by 85.1% from Ps.237,421 thousand in 2020 to Ps.439,356 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit decreased by 1.5% from Ps.284.3 in 2020 to Ps.280.0 in 2021, due to a lower increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Reynosa airport, aeronautical revenues increased by 106.8% from Ps.58,010 thousand in 2020 to Ps.119,950 thousand in 2021, due primarily to a 106.2% increase in domestic passenger charges, as a result of a 83.8% increase in domestic passenger traffic and a 9.3% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 5.5% from Ps.11,500 thousand in 2020 to Ps.12,133 thousand in 2021, due primarily to a 27.8% increase in revenues from car rentals, a 172.5% increase in revenue from food and beverage. The sum of aeronautical and non-aeronautical revenues increased by 90.0% from Ps.69,510 thousand in 2020 to Ps.132,083 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 1.8% from Ps.298.2 in 2020 to Ps.303.6 in 2021, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

Hotels

At our Terminal 2 NH Collection Hotel, total revenues increased by 55.0% from Ps.110,299 thousand in 2020 to Ps.171,005 thousand in 2021, due primarily to an increase in the annual average occupancy rate from 40.2% in 2020 to 63.8% in 2021 and an 11.3% increase in the average rates per room in 2021. The revenues of the Terminal 2 NH Collection Hotel are mainly dependent on passenger traffic traveling to and from the Mexico City International Airport.

At our Hilton Garden Inn Hotel at the Monterrey airport, total revenues increased by 60.9% from Ps.32,614 thousand in 2020 to Ps.52,483 thousand in 2021, due primarily to an increase in the annual average occupancy rate from 36.1% in 2020 to 46.1% in 2021. The revenues of the Hilton Garden Inn Hotel are dependent on passenger traffic traveling to and from the Monterrey international airport.

Industrial Park

At our OMA-VYNMSA Aero Industrial Park, total revenues increased by 21.0% from Ps.56,454 thousand in 2020 to Ps68,294 thousand in 2021, due primarily to an increase in the number of leased commercial warehouses.

Operating Results

Cost of Services

Our cost of services increased by 2.1% from Ps.765,958 thousand in 2020 to Ps.782,107 thousand in 2021, mainly as a result of a 17.7% increase in utilities, and a 14.1% increase in minor maintenance. Additionally, our cost of hotel services increased 44.5% as a result of an increase in operations in both hotels during 2021. As a percentage of the sum of aeronautical and non-aeronautical revenues, cost of services decreased from 18.6% in 2020 to 11.3% in 2021.

Major maintenance provision

Our major maintenance provision increased from Ps.392,531 thousand in 2020 to Ps.512,653 thousand in 2021, due primarily to the recognition of the major maintenance works included in the new Master Development Program for 2021-2025.

Administrative Expenses

Our administrative expenses increased by 13.2% from Ps.518,059 thousand in 2020 to Ps.586,542 thousand in 2021, due primarily to a 9.1% increase in payroll expenses, and a 41.5% increase in expenses paid to consultants and other providers of professional services.

Technical Assistance Fee

Our technical assistance fee, which is paid in U.S. dollars, increased by 64.6% from Ps.81,164 thousand in 2020 to Ps.133,558 thousand in 2021, as a result of an increase in EBITDA, which is the base for its calculation.

Concession Tax

Our concession tax increased by 60.6% from Ps.199,202 thousand in 2020 to Ps.319,906 thousand in 2021, as a result of the increase in aeronautical and non-aeronautical revenues.

Depreciation and Amortization

Our depreciation and amortization increased 11.9% from Ps.435,344 thousand in 2020 to Ps.487,230 thousand in 2021, due primarily to an increase in investments to improve our concessioned assets during 2021.

Income from Operations

On a consolidated basis, our operating income increased by 138.8% from Ps.1,721,468 thousand in 2020 to Ps.4,110,389 thousand in 2021, due primarily to a 62.5% increase in total revenue. Our operating margin increased from 32.1% in 2020 to 47.1% in 2021, and considering only the sum of our aeronautical and non-aeronautical revenues, our operating margin increased from 41.8% in 2020 to 59.3% in 2021.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “Item 5. Operating and Financial Review and Prospects—Operating Results—Solidarity Fees.” In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2021 were the Monterrey airport (Ps.505,076 thousand), the Culiacán airport (Ps.109,180 thousand), the Chihuahua airport (Ps.79,271 thousand), the Ciudad Juárez airport (Ps.74,111 thousand), the Mazatlán airport (Ps.57,049 thousand), and the Acapulco airport (Ps.41,484 thousand).

Metropolitan Destination

Operating income for the Monterrey airport increased by 13.3% from Ps.445,952 thousand in 2020 to Ps.505,076 thousand in 2021, due primarily to an increase of 66.3% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 57.4% in operating costs, mainly due to the increase in solidarity fees from Ps.855,891 thousand in 2020 to Ps.1,803,003 thousand in 2021, principally as a result of the growth in aeronautical and non-aeronautical revenues.

Tourist Destinations

Operating income for the Acapulco airport increased by 92.2% from Ps.21,588 thousand in 2020 to Ps.41,484 thousand in 2021, due primarily to an increase of 59.2% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 52.8% in operating costs, mainly due to the increase in solidarity fees from Ps.14,580 thousand in 2020 to Ps.54,191 thousand in 2021, principally as a result of the growth in aeronautical and non-aeronautical revenues

Operating income for the Mazatlán airport decreased by 9.6% from Ps.63,105 thousand in 2020 to Ps.57,049 thousand in 2021, due primarily to an increase of 46.2% in aeronautical and non-aeronautical revenues, which was offset by an increase of 67.4% in operating costs, mainly due to the increase in solidarity fees from Ps.105,593 thousand in 2020 to Ps.186,537 thousand in 2021, principally as a result of the growth in aeronautical and non-aeronautical revenues.

Operating income for the Zihuatanejo airport increased by 105.7% from Ps.12,960 thousand in 2020 to Ps.26,664 thousand in 2021, due primarily to an increase of 36.0% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 74.9% in operating costs, mainly due to the increase in solidarity fees from Ps.14,855 thousand in 2020 to Ps.35,392 thousand in 2021, principally as a result of the growth in aeronautical and non-aeronautical revenues.

Regional Destinations

Operating income for the Chihuahua airport increased by 58.4% from Ps.50,038 thousand in 2020 to Ps.79,271 thousand in 2021, due primarily to an increase of 78.6% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 86.3% in operating costs, mainly due to the increase in solidarity fees from Ps.82,815 thousand in 2020 to Ps.184,429 thousand in 2021, principally as a result of the growth in aeronautical and non-aeronautical revenues.

Operating income for the Culiacán airport increased by 18.2% from Ps.92,341 thousand in 2020 to Ps.109,180 thousand in 2021, due primarily to an increase of 53.4% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 58.4% in operating costs mainly due to the increase in solidarity fees from Ps.175,756 thousand in 2020 to Ps.385,657 thousand in 2021, principally as a result of the growth in aeronautical and non-aeronautical revenues.

Operating income for the Durango airport increased by 205.0% from Ps.10,220 thousand in 2020 to Ps.31,170 thousand in 2021, due primarily to an increase of 87.6% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 33.5% in operating costs mainly due to the increase in solidarity fees from Ps.24,135 thousand in 2020 to Ps.59,662 thousand in 2021, principally as a result of the growth in aeronautical and non-aeronautical revenues.

Operating income for the San Luis Potosí airport increased by 1.8% from Ps.34,648 thousand in 2020 to Ps.35,288 thousand in 2021, due primarily to an increase of 69.2% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 64.4% in operating costs mainly due to the increase in solidarity fees from Ps.41,086 thousand in 2020 to Ps.73,275 thousand in 2021, principally as a result of the growth in aeronautical and non-aeronautical revenues.

Operating income for the Tampico airport increased by 114.4% from Ps.10,158 thousand in 2020 to Ps.21,775 thousand in 2021, due primarily to an increase of 67.0% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 75.4% in operating costs mainly due to the increase in solidarity fees from Ps.3,441 thousand in 2020 to Ps.38,191 thousand in 2021, principally as a result of the growth in aeronautical and non-aeronautical revenues.

Operating income for the Torreón airport increased by 39.1% from Ps.23,660 thousand in 2020 to Ps.32,917 thousand in 2021, due primarily to an increase of 77.8% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 93.9% in operating costs mainly due to the increase in solidarity fees from Ps.33,913 thousand in 2020 to Ps.56,525 thousand in 2021, principally as a result of the growth in aeronautical and non-aeronautical revenues.

Operating income for the Zacatecas airport increased by 1.8% from Ps.20,756 thousand in 2020 to Ps.21,138 thousand in 2021, due primarily to an increase of 80.2% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 111.0% in operating costs mainly due to the increase in solidarity fees from Ps.29,349 thousand in 2020 to Ps.61,236 thousand in 2021, principally as a result of the growth in aeronautical and non-aeronautical revenues.

Border Destinations

Operating income for the Ciudad Juárez airport increased by 23.0% from Ps.60,242 thousand in 2020 to Ps.74,111 thousand in 2021, due primarily to an increase of 85.1% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 158.8% in operating costs mainly due to the increase in solidarity fees from Ps.102,706 thousand in 2020 to Ps.245,331 thousand in 2021, principally as a result of the growth in aeronautical and non-aeronautical revenues.

Operating income for the Reynosa airport increased by 164.1% from Ps.9,171 thousand in 2020 to Ps.24,219 thousand in 2021, due primarily to an increase of 90.0% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 57.8% in operating costs mainly due to the increase in solidarity fees from Ps.8,135 thousand in 2020 to Ps.31,355 thousand in 2021, principally as a result of the growth in aeronautical and non-aeronautical revenues.

Hotels

Terminal 2 NH Collection Hotel had an operating loss of Ps.8,609 thousand in 2020, compared to an operating income of Ps.35,708 thousand in 2021 due primarily to an increase in revenues.

Hilton Garden Inn Hotel had an operating loss of Ps.6,918 thousand in 2020, compared to an operating income of Ps.5,789 thousand in 2021 due primarily to an increase in revenues.

Industrial Park

Operating income for our OMA-VYNMSA Industrial Park increased from Ps.24,082 thousand in 2020 to Ps.31,222 thousand in 2021 which reflected an increase in revenues.

Exchange Gain (Loss)

We had a net exchange gain in 2021 of Ps.112,617 thousand, as compared to a gain of Ps. 79,522 thousand in 2020 due primarily to a higher depreciation of the Mexican peso in relation to the U.S. dollar on our U.S. dollar cash balances in 2020 compared to the depreciation of the Mexican peso in 2021. The exchange rate used to convert our dollar-denominated liabilities from pesos to U.S. dollars was Ps.20.4672 to U.S.$1.00 as of December 31, 2021 and Ps.19.9087 to U.S.$1.00 as of December 31, 2020. Our cash balance denominated in U.S. dollar was U.S.79,552 thousand on December 31, 2020 and U.S.21,666 thousand on December 31, 2021.

Net Interest Expense

Our net interest expense increased by 25.5% from Ps.308,610 thousand in 2020 to Ps.387,197 thousand in 2021, as a result of a higher interest expense due to additional debt issued during 2021.

Income Taxes

We recorded an income tax expense of Ps. 972,179 thousand in 2021, as compared to Ps.394,501 thousand in 2020, due primarily to an increase in revenues that resulted in a higher taxable income.

Our current income tax was Ps.1,217.748 thousand in 2021, as compared to Ps. 480,232 thousand in 2020, as a result of increased revenues.

Our effective tax rate was 26.4% in 2020 and 25.3% in 2021. The effective tax rates in 2020 and 2021 differed from the statutory rate of 30%, as a result of the permanent differences related primarily to inflationary effects for tax purposes.

Net Income and Comprehensive Income

Our net income increased by 160.8% from Ps.1,097,879 thousand in 2020 to Ps.2,863,630 thousand in 2021. Comprehensive income attributable to the controlling interest increased by 163.6% from Ps.1,085,231 thousand in 2020 to Ps.2,860,262 thousand in 2021. Earnings per share were Ps.7.3521 and earnings per ADS were Ps.58.8165 in 2021.

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

Metropolitan Destination

At the Monterrey airport, aeronautical revenues decreased by 51.6% from Ps.2,641,052 thousand in 2019 to Ps.1,278,255 thousand in 2020, due primarily to a 54.9% decrease in passenger charges, as a result of a 55.3% decrease in passenger traffic. Non-aeronautical revenues decreased by 34.0% from Ps.726,684 thousand in 2019 to Ps.479,322 thousand in 2020, due primarily to a 70.2% decrease in car parking charges, a 42.7% decrease in food and beverage and a 54.1% decrease in retail operations. The sum of aeronautical and non-aeronautical revenues decreased by 47.8% from Ps.3,367,736 thousand in 2019 to Ps.1,757,577 thousand in 2020. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 11.3% from Ps.287.9 in 2019 to Ps.320.5 in 2020, principally due to a lower decrease in non-aeronautical revenues than aeronautical revenues, compared to the decrease in passenger traffic.

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

At the Torreón airport, aeronautical revenues decreased by 52.9% from Ps.201,446 thousand in 2019 to Ps.94,892 thousand in 2020, due primarily to a 56.7% decrease in passenger charges, as a result of a 54.7% decrease in passenger traffic. Non-aeronautical revenues decreased by 26.4% from Ps.23,683 thousand in 2019 to Ps.17,425 thousand in 2020, due primarily to a 58.7% decrease in revenues from car parking, a 50.8% decrease in retail operations and a 14.9% decrease in revenues from car rentals. The sum of aeronautical and non-aeronautical revenues decreased by 50.1% from Ps.225,129 thousand in 2019 to Ps.112,317 thousand in 2020. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 9.3% from Ps.312.8 in 2019 to Ps.341.8 thousand in 2020, due to a lower decrease in non-aeronautical revenues than aeronautical revenues, compared to the decrease in passenger traffic.

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

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues decreased by 47.5% from Ps.380,271 thousand in 2019 to Ps.199,685 thousand in 2020, due primarily to a 49.6% decrease in passenger charges, as a result of a 50.5% decrease in passenger traffic. Non-aeronautical revenues decreased by 32.6% from Ps.55,999 thousand in 2019 to Ps.37,736 thousand in 2020, due primarily to a 44.3% decrease in revenues from car parking, a 46.5% decrease in food and beverage and a 33.4% decrease in car rentals. The sum of aeronautical and non-aeronautical revenues decreased by 45.6% from Ps.436,270 thousand in 2019 to Ps.237,421 thousand in 2020. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 7.1% from Ps.265.5 in 2019 to Ps.284.3 in 2020, due to a lower decrease in non-aeronautical revenues than aeronautical revenues, compared to the decrease in passenger traffic.

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

Metropolitan Destination

Operating income for the Monterrey airport decreased by 5.8% from Ps.473,615 thousand in 2019 to Ps.445,952 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.2,327,084 thousand in 2019 to Ps.855,891 thousand in 2020, which declined mainly due to an update in the fees’ calculation method and the decrease in aeronautical and non-aeronautical revenues.

Tourist Destinations

Operating income for the Acapulco airport decreased by 59.9% from Ps.53,812 thousand in 2019 to Ps.21,588 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.100,121 thousand in 2019 to Ps.14,580 thousand in 2020, which declined mainly due to an update in the fees’ calculation method and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the Mazatlán airport increased by 19.9% from Ps.52,626 thousand in 2019 to Ps.63,105 thousand in 2020, due primarily to a decrease in operating costs. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.225,406 thousand in 2019 to Ps.105,593 thousand in 2020, which declined mainly due to an update in the fees’ calculation method and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the Zihuatanejo airport decreased by 70.3% from Ps.43,614 thousand in 2019 to Ps.12,960 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.83,124 thousand in 2019 to Ps.14,855 thousand in 2020, which declined mainly due to an update in the fees’ calculation method and the decrease in aeronautical and non-aeronautical revenues.

Regional Destinations

Operating income for the Chihuahua airport decreased by 25.7% from Ps.67,379 thousand in 2019 to Ps.50,038 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.290,026 thousand in 2019 to Ps.82,815 thousand in 2020, which declined mainly due to an update in the fees’ calculation method and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the Culiacán airport decreased by 4.1% from Ps.96,278 thousand in 2019 to Ps.92,341 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.479,985 thousand in 2019 to Ps.175,756 thousand in 2020, which declined mainly due to an update in the fees’ calculation method and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the Durango airport decreased by 55.6% from Ps.23,014 thousand in 2019 to Ps.10,220 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.90,542 thousand in 2019 to Ps.24,135 thousand in 2020, which declined mainly due to an update in the fees’ calculation method and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the San Luis Potosí airport increased by 24.0% from Ps.27,938 thousand in 2019 to Ps.34,648 thousand in 2020, due primarily to a decrease in operating costs. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.107,623 thousand in 2019 to Ps.41,086 thousand in 2020, which declined mainly due to an update in the fees’ calculation method and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the Tampico airport decreased by 68.1% from Ps.31,808 thousand in 2019 to Ps.10,158 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.128,629 thousand in 2019 to Ps.3,441 thousand in 2020, which declined mainly due to an update in the fees’ calculation method and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the Torreón airport decreased by 25.3% from Ps.31,658 thousand in 2019 to Ps.23,660 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.131,350 thousand in 2019 to Ps.33,913 thousand in 2020, which declined mainly due to an update in the fees’ calculation method and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the Zacatecas airport decreased by 33.3% from Ps.31,135 thousand in 2019 to Ps.20,756 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.76,622 thousand in 2019 to Ps.29,349 thousand in 2020, which declined mainly due to an update in the fees’ calculation method and the decrease in aeronautical and non-aeronautical revenues.

Border Destinations

Operating income for the Ciudad Juárez airport decreased by 1.8% from Ps.61,374 thousand in 2019 to Ps.60,242 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.271,070 thousand in 2019 to Ps.102,706 thousand in 2020, which declined mainly due to an update in the fees’ calculation method and the decrease in aeronautical and non-aeronautical revenues.

Operating income for the Reynosa airport decreased by 65.2% from Ps.26,375 thousand in 2019 to Ps.9,171 thousand in 2020, due primarily to a decrease in aeronautical and non-aeronautical revenues. The decrease in operating costs mainly reflected a decrease in solidarity fees from Ps.55,895 thousand in 2019 to Ps.8,135 thousand in 2020, which declined mainly due to an update in the fees’ calculation method and the decrease in aeronautical and non-aeronautical revenues.

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

Exchange Gain (Loss)

We had a net exchange gain in 2020 of Ps.79,522 thousand, as compared to a loss of Ps.50,878 thousand in 2019 due primarily to the depreciation of the Mexican peso in relation to the U.S. dollar on our U.S. dollar cash balances in 2020. The exchange rate used to convert our dollar-denominated liabilities from pesos to U.S. dollars was Ps.19.9087 to U.S.$1.00 as of December 31, 2020 and Ps.18.8727 to U.S.$1.00 as of December 31, 2019. Our cash balance denominated in U.S. dollar was Ps.78,940 thousand on December 31, 2019 and Ps.79,552 thousand on December 31, 2020.

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

Income Taxes

We recorded an income tax expense of Ps.394,501 thousand in 2020, as compared to Ps.1,372,222 thousand in 2019, due primarily to a decrease in revenues and the lower taxable income.

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

In November 2020, we received approval from the Ministry of Infrastructure, Communications and Transportation, through the AFAC, of the Master Development Program for each of our thirteen airports, corresponding to the 2021-2025 period. Total investments approved amount to Ps.14,514,871 thousand in pesos as of December 31, 2021. As a result, in our opinion, our cash flows from operations are sufficient for our present operating obligations; however, we may, from time to time, have to incur in additional debt to finance our investment expenditures pursuant to our Master Development Program obligations, as well as other strategic investment expenditures. As of the date of this report, we have been able to timely service our debt and other obligations, without having to take advantage of any available payment deferrals, forbearance periods, or other concessions. For a discussion on our Master Development Program obligations, see “Item 4. Information on the Company—Master Development Programs and Capital Expenditures—Revenue Regulation.”

Pursuant to our Master Development Programs, in 2022 through 2025, we anticipate investing Ps.12,519,332 thousand as follows:

Expected Investments Under Master Development Programs by Category for 2022 to 2025

	For the Year Ended December 31,
					Total
	2022	2023	2024	2025	2022 - 2025

Terminal capacity expansions and quality projects	897,560	1,493,599	1,665,437	1,658,836	5,715,431
Runways and aprons	343,084	16,206	11,831	10,958	382,079
Machinery and equipment	195,589	182,248	241,630	361,522	980,988
Security, Safety and Information Technology Equipment	540,680	401,690	327,907	156,020	1,426,296
Operational Infrastructure Expansion	1,040,534	229,242	184,025	251,063	1,704,865
Projects to meet ICAO directives	495,269	627,655	416,467	94,022	1,633,413
Other	511,966	71,527	47,311	45,456	676,260
Total	4,024,680	3,022,167	2,894,608	2,577,877	12,519,332

Our committed investments pursuant to our Master Development Programs for 2022 amount to Ps.4,024,680 thousand. Our committed investment for 2022 includes investments for additional capacity and equipment, among others. See “Item 4. Information on the Company—Master Development Programs and Capital Expenditures.”

Cash Flows

Our treasury monitors cash flows on a daily, monthly and annual basis to plan and determine the management, sources and uses of resources, as well as to meet our capital and debt service obligations at all times, and to improve our working capital and capital structure.

As of December 31, 2019, 2020 and 2021, we had Ps.3,429,873 thousand, Ps.2,958,804 thousand and Ps.5,987,164, respectively, of cash and cash equivalents, of which 43.4%, 53.0% and 7.4% respectively, was denominated in U.S. dollars. We invested these resources in financial instruments in accordance with our investment policy.

In 2021, we generated Ps.4,446,844 thousand in cash flows from operating activities of which Ps.5,137,098 thousand was directly from operating activities and was offset mainly by Ps.491,542 thousand of income tax paid, Ps.252,673 thousand of net trade accounts receivable and Ps.203,042 thousand of major maintenance expenses. Our cash flow used in investing activities was Ps.1,794,891 thousand, mainly with respect to investments in our concessions, and our cash flow received from financing activities was Ps.292,269 thousand, mainly from Ps.3,500,000 thousand from issued debt and Ps.2,700,000 thousand from short-term borrowings, both of which were offset by the use of Ps.3,000,000 thousand for the amortization of debt, the use of Ps.1,979,790 thousand for dividend payment and the use of Ps.474,852 thousand for share repurchases. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs.

In 2020, we generated Ps.1,303,478 thousand in cash flows from operating activities of which Ps.2,569,574 thousand was directly from operating activities and was offset mainly by Ps.747,867 thousand of income tax paid, Ps.103,704 thousand of major maintenance expenses and Ps.94,229 thousand of net trade accounts receivable. Our cash flow used in investing activities was Ps.1,324,430 thousand, mainly with respect to investments in our concessions, and our cash flow used in financing activities was Ps.528,888 thousand, mainly for payment of Ps.320,866 thousand in dividends and Ps.150,000 thousand in interest.

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

Indebtedness

Short-Term Indebtedness

In December 2021, we obtained short-term loans with Banco Nacional de México, S.A., for Ps.1,000,000 thousand at a variable rate of 28-day TIIE plus 100 basis points, HSBC México, S.A., for Ps.900,000 thousand at a variable rate of 91-day TIIE plus 50 basis points and Banco Santander México, S.A., for Ps.1,000,000 thousand at a variable rate of 28-day TIIE plus an average of 155 basis points, all of which were prepaid on March 31,2022. Proceeds were used to capitalize the group’s subsidiaries, for working capital and to strengthen the company’s liquidity. These loans mature in June 2022.

As of April 22, 2022, we had unused non-committed, lines of credit available for short-term issuances totaling Ps.2,650,000 thousand.

Long-Term Indebtedness

On March 26, 2013, we issued Ps.1,500,000 thousand in 10-year peso-denominated notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered in 2011 (the “2011 Indenture”). Interest payments are made on a semiannual basis at a fixed annual interest rate of 6.47%. The principal amount will be repaid at maturity on March 14, 2023. The Acapulco, Ciudad Juárez, Culiacán, Chihuahua, Mazatlán, Monterrey, Tampico, Torreón and Zihuatanejo airports act as guarantors under these notes. The net proceeds from the placement were used to prepay existing debt and were used to fund committed investments under the Master Development Programs for our 13 airports, as well as for strategic investments. The notes received ratings of mxAA+ by Standard and Poor’s and AA+ (mex) by Fitch Ratings at the moment of the issuance. Currently our long-term debt has a AAA+ (mex) by Fitch Ratings and Baa1/Aaa.mx by Moody’s. The principal covenants and the events of default under the indenture pursuant to which these notes were issued (the “2013 Indenture”) are described below.

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

●In the event of a Change of Control (as defined in the 2013 Indenture), we will be obligated to perform and initiate, through the Mexican Stock Exchange, a public offer to purchase with respect to the notes no more than 15 business days after the occurrence of such Change of Control. We shall offer, and the holders will have the right to accept, the repurchase of the notes in circulation in exchange for a price equal to 101% of the nominal value of the notes plus the interest accrued and not paid through the date of repurchase. Pursuant to an amendment approved by a majority of noteholders on July 28, 2021, a Change of Control will occur if Servicios de Tecnología Aeroportuaria, S.A. de C.V. owns, directly or indirectly, less than 7.65% of our capital stock.
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

We, through seven of our airports, maintained lines of credit with Private Export Funding Corporation (backed by Ex-Im Bank) for U.S.$20.4 million, pursuant to agreements dated October 15, 2010 and October 14, 2011, valid through December 21, 2021. As of December 31, 2021, the balance of credit was zero. These lines of credit were guaranteed by checked-baggage inspection equipment acquired by the airports. The interest rate was three-month LIBOR plus 125 basis points.

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

On April 16, 2021, OMA issued Ps.1,000,000 thousand in five-year green notes (certificados bursátiles verdes) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the “2021 Green Variable Rate Notes Indenture”). Interest payments are made every 28 days at a variable annual interest rate of TIIE 28 + 0.75%. The principal amount will be repaid at maturity on April 10, 2026. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance is to finance green investments pursuant to our Master Development Programs for 2021-2025. The current ratings of the notes are Baa1/Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings.

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
●The majority of resources from the green bond are focused on renewable energy and energy efficiency projects, particularly on the implementation of solar power throughout our airports, as well as other projects that reduce energy consumption. In order to assure proper implementation, OMA has established a Green Bond Working Group, that is responsible for the review and selection of projects that will qualify as eligible green projects. This group is chaired by the Chief Executive Officer of the Company and meets on a semi-annual basis. Finally, the Company appointed Sustainalytics to provide an external review on the Framework, which issued its opinion on March 16, 2021. Sustainalytics opined that the Framework is credible and impactful and aligns with the four core components of the ICMA Green Bond Principles (GBP) 2018. For more information about the framework and Sustainalytics’ independent party opinion, visit OMA’s Investor Relations website at http://ir.oma.aero.

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

On March 31, 2022, OMA issued Ps.1,700,000 thousand in five-year sustainability-linked notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the “2022 Sustainability-Linked Variable-Rate Notes Indenture”). Interest payments are made every 28 days at a variable annual interest rate of 28-day TIIE plus 14 basis points. The principal amount will be repaid at maturity on March 25, 2027. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance was to partially prepay the Ps.2,700,000 thousand outstanding on our short-term loans. The notes received ratings of Baa1/Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the moment of the issuance.

On March 31, 2022, OMA issued Ps.2,300,000 thousand in seven-year sustainability-linked notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an Indenture into which we entered on that date (the 2022 Sustainability-Linked Fixed-Rate Notes Indenture). Interest payments are made on a semiannual basis at a fixed annual interest rate of 9.35%. The principal amount will be repaid at maturity on March 22, 2029. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance was to partially prepay the Ps.2,700,000 thousand outstanding on our short-term loans., fund our committed investments pursuant to our Master Development Program and for other corporate purposes. The notes received ratings of Baa1/Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the moment of the issuance. The principal covenants and the events of default under the indenture pursuant to which these notes (and the 2022 Sustainable-Linked Variable Rate Notes Indenture) were issued are substantially similar to those under the 2021 Indenture.

●As part of the issuance process of the sustainability-linked notes, in March, 2022, OMA created a Sustainability-Linked Framework (the “Sustainability-Linked Framework”), which complements the existing Green Financing Framework and is intended to demonstrate our commitment to sustainability by linking our sustainability performance to our corporate and financial strategy. The Framework is aligned with the ICMA Sustainability-Linked Bond Principles (SLBP) 2020 and also describes the manner in which a sustainability-linked bond issued by the Company supports and contributes towards meeting United Nations Sustainable Development Goals. S&P Global issued a Second Party opinion on OMA’s Sustainability Linked Framework on March 7, 2022. For more information about the framework and S&P Global’s independent party opinion, visit OMA’s Investor Relations website at http://ir.oma.aero.
●We established as Key Performance Indicator (“KPI”) the Scope 1 and 2 in CO2 equivalent per passenger, which measures the percentage decrease of Kilograms of CO2 equivalent on a per passenger basis (“KgCO2e/PAX”), and established as Sustainability Performance Target (“SPT”) the reduction of total scope 1 and 2 emissions measured as KgCO2e/PAX by 58% by December 31, 2025, as compared to 2018. Compliance of the SPT will be verified by an external verifier, and in the case of non-compliance at the established date, a 25-basis point step-up to the interest rate after the review date will be applied until maturity.

●In addition, through the Sustainability-Linked Framework, we are committed to obtaining the Airport Carbon Accreditation (“ACA”) Level 2 for the Monterrey, Culiacán, Ciudad Juárez, Chihuahua, and Mazatlán airports by 2025.

As of the date of this annual report, we are in compliance with these covenants, and no event of default has occurred or is continuing.

We did not access revolving lines of credit or raise capital in the public or private markets to address any liquidity needs as a result of the COVID-19 pandemic.

Total Indebtedness

The following table sets forth our total indebtedness at the closing of each of the periods indicated:

As of December 31,	Indebtedness
		(in thousands of pesos)
2019	Ps.	4,543,609
2020	Ps.	4,510,388
2021	Ps.	7,696,622

Derivative Financial Instruments

As of December 31, 2021, we were not party to and did not hold any financial derivative instrument.

Other Restrictions

As of December 31, 2021, restrictions imposed by debt instruments did not have any impact on our ability to fulfill our capital and cash obligations

Principal Treasury Policies and Procedures

The operation of the treasury department is based on various policies, with which we were in compliance as of December 31, 2021. The most significant policies currently in effect are as follows:

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

Capital Management Policy

We have developed a Capital Management Policy aimed at reaching and maintaining a solid capital base, which allows us to achieve our growth objectives, comply with our investment commitments and provide confidence to our stakeholders. Based on such policy, we seek to:

●Reduce our weighted average cost of capital by pursuing an optimal combination of debt and equity.

●Maintain a credit rating of at least AA- on national scale or its equivalent.
●Maintain adequate and sufficient liquidity levels that allow us to comply with our operating and investments needs.

Our Board of Directors, with prior recommendation of the Audit Committee will review and approve any transaction that (i) modifies our capital structure or the capital structure of any of our subsidiaries and (ii) that is outside the normal course of operations. Additionally, our Board of Directors, with prior recommendation of the Audit Committee, will review and approve any of the following transactions (whether carried out simultaneously or successively), which are intended to be executed by us or any of our subsidiaries within a fiscal year and their amount results, based on consolidated financial information of the previous quarter, in any of the following:

●	Execution of guarantees or assumption of liabilities, either through direct credits, financial leases, bonds, obligations or other trading securities, for an amount equal or greater to 5% of our consolidated total assets, or U.S. $40,000 thousand.
●	As a result of the transactions, the net debt to Adjusted EBITDA (EBITDA less construction revenue plus construction expense and major maintenance provision) ratio, calculated using the added amount of the last twelve months, exceeds 3.0 times.

Principal Uses of Capital

Resources

Our capital resources are mainly used to comply with the Master Development Programs (which include capital expenditures, major maintenance and other expenditures) and to invest in other capital expenditures necessary to accommodate the growth of our business.

The following table details our actual expenditures made during 2019, 2020 and 2021 and their classification in our consolidated financial statements for such periods:

	For the Year Ended December 31,
	2019	2020	2021

	(in thousands of pesos)
Capital expenditures pursuant to master development programs	954,834	1,253,869	1,788,903
Other capital expenditures	94,090	147,614	121,638
Total capital expenditures	1,048,924	1,401,483	1,910,541
Expenditures made for major maintenance(1)	305,133	103,704	203,042
Other expenditures pursuant to master development programs	4,526	1,050	3,595
Expenditures pursuant to master development programs and other capital expenditures(2)	1,358,584	1,506,237	2,117,178
(1)	Amounts represent cash outlays for major maintenance, which are provisioned in our major maintenance provision.
(2)	The amounts disclosed in this table refer to increases in our investments in capital assets and represent both actual cash expenditures and capital additions, which are included in our accounts payable as of the end of each period, as the cash required for the capital additions has not yet been expended.

In 2021, we spent Ps.1,910,541 thousand on capital expenditures, principally in connection with works to improve our terminal and operating infrastructure. In 2020, we spent Ps.1,401,483 thousand on capital expenditures, principally in connection with works to improve our terminals and operating infrastructure. In 2019, we spent Ps.1,048,924 thousand on capital expenditures, principally in connection with works to improve our terminals. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our short and long-term liquidity needs.

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

Share Repurchase Program

On April 21, 2019, our shareholders authorized the use of an amount of up to Ps.1,500 million for repurchases of Series B shares until the next annual shareholders’ meeting approved the 2019 results. On July 7, 2020, our shareholders authorized an increase of the share purchase reserve to Ps.1,500 million and the use up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approved the 2020 results. On April 21, 2021, our shareholders authorized the use of an amount of up to Ps.1,500 million for the repurchase of Series B shares until the next annual shareholders’ meeting approved the 2021 results. On April 22, 2022, our shareholders authorized an increase of the share purchase reserve to Ps.1,500 million and the use of up to such amount for the repurchase of Series B shares until the next annual shareholders’ meeting approves the 2022 results.

Our share repurchase program started in October 2007. The operation of our share repurchase program generates cash inflow and cash outflow depending on the nature of the transaction (buying or selling). For the year ended December 31, 2019 the share repurchase program generated a cash outflow of Ps.244,201, for the year ended December 31, 2020 the share repurchase program resulted in a cash outflow of Ps.150,000 thousand, and for the year ended December 31, 2021, the share repurchase program resulted in a cash outflow of Ps.474,852 thousand. On December 31, 2019, 2020, and 2021 the number of repurchased shares in treasury amounted to 2,145,651, 0 and 3,942,131 respectively. At the Extraordinary Shareholders’ Meeting held on July 7, 2020, the shareholders approved the cancellation of 3,659,417 repurchased shares held in treasury.

Critical Accounting Policies

See Note 4 to our consolidated financial statements for a description of our significant accounting policies.

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

At the shareholders’ meeting held on July 7, 2020, our shareholders approved the Annual Report for 2019 prepared by the Chief Executive Officer and the Audited Consolidated and Non-Consolidated Financial Statements for the year ended 2019; the Reports of the Presidents of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee; the appointment of Alejandro Ortega Aguayo and Federico Patiño Márquez as independent members of the Board of Directors, replacing Alberto Felipe Mulás Alonso and Felipe Duarte Olvera; the appointment of Ricardo Maldonado Yáñez as president of the Corporate Practices, Finance; Planning and Sustainability Committee; the re-election of all other members of the Board of Directors; the application of results of the Company, as well as an increase in the share repurchase reserve to Ps.1,500 million and the use of up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approved the 2020 results. On that same date, the shareholders held an extraordinary meeting approving the cancelation of 3,659,417 Series B shares repurchased held in treasury. As a result, outstanding shares amount to 390,111,556.

At the shareholders’ meeting held on April 21, 2021, our shareholders approved the Annual Report for 2020 prepared by the Chief Executive Officer and the Audited Consolidated and Non-Consolidated Financial Statements for the year ended 2020; the Reports of the Presidents of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee; the reelection of the members of the Board of Directors and its Committees; the application of results of the Company, as well as Ps.1,500 million for the share repurchase reserve and the use of up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approved the 2021 results.

At the shareholders’ meeting held on April 22, 2022, our shareholders approved the Annual Report for 2021 prepared by the Chief Executive Officer and the Audited Consolidated and Non-Consolidated Financial Statements for the year ended 2021; the Reports of the Presidents of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee; the reelection of the members of the Board of Directors and its Committees; the application of results of the Company, as well as Ps.1,500 million for the share repurchase reserve and the use of up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approves the 2022 results.

The following table lists the members of the Board of Directors effective on April 22, 2022, confirmed at the shareholders’ meeting held on April 22, 2022 along with their titles, dates of appointment and ages:

Name	Title	Director Since	Age
Diego Quintana Kawage*	Chairman and Director	April 14, 2011	51
Guadalupe Phillips Margain*	Director	February 24, 2017	52
Rodrigo Antonio Quintana Kawage*	Director	February 24, 2017	44
Christian Whamond	Director	April 23, 2018	49
Bernardo Casas Godoy	Director	April 29, 2019	57
Próspero Antonio Ortega Castro	Director	February 24, 2017	51
Ricardo Maldonado Yáñez	Independent Director	April 14, 2016	55
Martin Werner Wainfeld	Independent Director	April 23, 2018	58
Luis Solórzano Aizpuru	Independent Director	April 23, 2018	50
Alejandro Ortega Aguayo	Independent Director	July 7, 2020	51
Federico Patiño Márquez	Independent Director	July 7, 2020	68

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

Guadalupe Phillips Margain. Ms. Guadalupe Phillips Margain has been the Chief Executive Officer of ICA Tenedora, S.A. de C.V. and is a member of its board of directors. Previously, she worked as Chief Executive Officer and Chief Restructuring Officer of Empresas ICA, S.A.B. de C.V., as well as Vice President of Finance and Risk Management for Grupo Televisa among other positions. She is a member of the boards of directors of Innova, Grupo AXO. She is also an alternate member of the board of directors of Grupo Financiero Banorte and proprietary member of the board of directors of Grupo Televisa and Volaris. Ms. Phillips holds a law degree from the Instituto Tecnológico Autónomo de México and an M.A. and Ph.D. from the Fletcher School at Tufts University.

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

Ricardo Maldonado Yáñez. Mr. Ricardo Maldonado Yáñez is a partner at the law firm Mijares, Angoitia, Cortés y Fuentes,S.C. He has over 25 years of experience providing advice to Mexican and foreign companies on domestic and cross-border merger and acquisition transactions, joint ventures and strategic alliances. He also represents issuers and financial institutions in public and private debt and equity offerings, and advises clients in the negotiation, structuring and drafting of all types of financings and in infrastructure projects. Mr. Maldonado also focuses part of his practice to Corporate Governance matters advising family-owned and publicly listed companies. Mr. Maldonado serves as member of the board of Controladora Vuela Compañía de Aviación (Volaris) and ICA Tenedora. Mr. Maldonado holds a law degree from the Universidad Nacional Autónoma de México (UNAM) and an LLM from the University of Chicago Law School. Mr. Maldonado is a member of the National Association of Corporate Directors (NACD) and of the International Corporate Governance Network (ICGN).

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

Alejandro Ortega Aguayo. Mr. Alejandro Ortega obtained his bachelor’s degree in law from the Instituto Tecnológico Autónomo de México. He later obtained his master’s degree in business administration at Harvard Business School. In 1991 he joined the law firm Barrera, Siqueiros y Torres Landa, S.C. (currently Hogan Lovells). In 1997, he joined the Investment Banking firm of Donaldson Lufkin & Jenrette in New York City. In 2002 he returned to Mexico City as Vice President of UBS Investment Bank. He acted as head of Investment Banking in Mexico for UBS until 2011, when he joined Morgan Stanley as head of Investment Banking for Mexico, where he gained significant experience in industries such as infrastructure, energy & electricity, financial institutions, real estate, healthcare, and media and telecommunications. As of September 2021, he worked as a strategic client advisor for Credit Suisse Wealth Management Mexico, and he also serves as independent board member for several companies in Mexico.

.

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

Name	Current Position	Executive Officer Since(1)	Age
Ricardo Dueñas Espriu	Chief Executive Officer	November 12, 2018	42
Ruffo Pérez Pliego del Castillo	Chief Financial Officer	April 3, 2018	46
Adriana Díaz Galindo	General Counsel	June 1, 2018	52
Enrique Navarro Manjarrez	Airports Operations Director	April 26, 2018	63
E. Héctor H. Cortés	Commercial Director	October 7, 2015	53
Enrique Chacón Tinajero	Infrastructure and Maintenance Director	June 12, 2018	49
(1)	Date appointed.

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

Eliseo Héctor Hugo Cortés has served as Chief Commercial Officer since March 2017. He served as Real Estate and New Businesses Director from October 2015 to March 2017. He joined us in 2001 after being part of the team that participated in the bidding process for the privatization of our airports, from the buyers’ side. Within our company he has held various positions. From 2007 through 2015 he acted as Manager of the Culiacán airport, from 2004 to 2006 he was Manager of the Tampico airport and from 2001 to 2003 he was Diversification Manager. Prior to joining us, he participated in the development of special projects for Grupo ICA between 1999 and 2000. He has experience in the maritime port sector through his involvement in the start-up and operation of ICAVE, a specialized container terminal under concession, between 1995 and 1997, and between 1989 and 1994 he participated on a part-time basis at Puertos Mexicanos, a unit of the Ministry of Infrastructure, Communications and Transportation. He holds a Bachelor of Science in Civil Engineering from the Universidad Nacional Autónoma de México (UNAM) and a Master’s Degree in Project Management from the University of British Columbia. He holds a diploma in advanced business and management by the Instituto Panamericano de Alta Dirección de Empresa (IPADE) Business School, and in management by the Universidad de las Américas. He holds a post graduate degree in Airports Engineering and Operations from the Instituto Politécnico Nacional and attended different Airports Management and Development courses offered by Aéroports de Paris. He has completed a variety of specialized courses in airports operations, security, safety, maintenance and development. He is a member of the American Association of Airport Executives.

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

Compensation of Directors and Executive Officers

For 2021, the aggregate compensation earned by our 21 officers (including executive officers and airport administrators) was Ps.70,048 thousand.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what they are entitled to receive upon termination pursuant to Mexican Federal Labor Law. Additionally, we have not made personal loans to our directors or executive officers and do not have a stock option plan or any equivalent plan.

During 2021, we terminated the defined contribution plan for employees in our subsidiary Servicios Aero Especializados del Centro Norte, S.A. de C.V. and for each of our airport administrators. Our total contributions to these plans amounted to Ps.725 thousand, Ps.894 thousand, and Ps.967 thousand, in 2021, 2020 and 2019, respectively.

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

Employees

As of December 31, 2021, we had approximately 1,182 employees. The total number of employees increased by 17% in 2021, due primarily to the organizational restructuring we undertook as a result of changes in labor regulation in Mexico. As of December 31, 2021, approximately 46.7% of our employees were unionized.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated:

	As of December 31,
	2019	2020	2021
Categories of activity:
Airport operations	541	459	627
Airport maintenance	175	148	143
Administration	260	262	275
Hotel services(1)	184	134	137
Geographic location:
Acapulco	78	64	71
Ciudad Juárez	52	45	52
Culiacán	60	54	62
Chihuahua	55	51	71
Durango	44	37	41
Mazatlán	61	57	65
Monterrey	197	169	252
Reynosa	44	37	43
San Luis Potosí	48	43	53
Tampico	55	47	50
Torreón	46	38	43
Zacatecas	46	43	45
Zihuatanejo	46	39	42
Corporate offices	144	145	155
Hotel services(1)	184	134	137
Total(2)	1,160	1,003	1,182
(1)	Until 2020, each person was employed by our subsidiaries Servicios Corporativos Terminal 2, S.A. de C.V. and Servicios Hoteleros Aeropuerto Monterrey, S.A. de C.V., providing services for the operation and administration of the Terminal 2 NH Collection Hotel and the Hilton Garden Inn Hotel, respectively. In 2021, each employee of each hotel previously hired by these companies was incorporated as an employee of each of the corresponding hotels. The human capital management for these employees is directly led by NH Hoteles SA, a Spanish company, and Grupo Hotelero Santa Fe, respectively.
(2)	As of December 31, 2019 and 2020, includes 363 and 357 persons, respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., and 25 and 25 persons, respectively, employed by Servicios Aero Especializados del Centro Norte, S.A. de C.V., our administrative services subsidiaries. As of December 31, 2021, we incorporated 180 employees to our subsidiaries (Servicios Aeroportuarios del Centro Norte S.A. de C.V. , Servicios Complementarios del Centro Norte S.A de C.V. and OMA Logística S.A. de C.V.). Each one of the airport administrators previously hired by Servicios Aero Especializados del Centro Norte, S.A. de C.V. was incorporated as an employee of each of the corresponding airport operators.

All of our unionized employees, who are employed by our airport subsidiaries, are members of local chapters of the Mexican National Union of Airport and Auxiliary Services Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency as well as of the three other airport groups (the Southeast Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V.), the Mexico City Group (Grupo Aeroportuario de la Ciudad de México, S.A. de C.V.) and the Pacific Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V.)) operating in Mexico. Since July 2008, the labor relations with our employees are governed by a collective bargaining agreement and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In October 2022, we will negotiate the terms and conditions of the collective bargaining agreement. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico. As of December 31, 2021, our airport subsidiaries had a total of 475 unionized employees. In addition, our hotel subsidiaries have a total of 77 unionized employees, affiliated to the National Union of Workers and Employees of the Hotel Industry (Sindicato Nacional de Trabajadores y Empleados de la Industria Hotelera) and to the National Union of Workers of the Food, Soft Drinks, Tourist, Hotel, Gastronomic and related Industries (Unión Nacional de Trabajadores de la Industria Alimenticia, Refresquera, Turistica, Hotelera, Gastronómica Similares y Conexos).

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw the funds in their accounts on an annual basis. In 2019, 2020 and 2021, we made a total of Ps.60,132 thousand; Ps.61,015 thousand and Ps.54,512 thousand, respectively, in payments to employees’ accounts pursuant to the savings plan.

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

On June 10, 2020, Fintech entered into a Stock Purchase Agreement with ICATEN and Bagual entered into a Stock Purchase Agreement with each of ICATEN and ICA Infraestructura, S.A. de. C.V. (a subsidiary of ICATEN), to purchase collectively 100% of the capital stock of SETA. The transactions closed on June 12, 2020 and the aggregate purchase price for the SETA shares was Ps.5.47 per share for 862,703,377 shares.

On July 9, 2021, Aerodrome entered into the Loan Facility with Fintech for purposes of refinancing indebtedness incurred in connection with the Offers, for an aggregate principal amount of the equivalent in U.S. dollars of Ps.7,005,074,000. The Loan Facility was ultimately repaid by the Margin Facility dated as of December 6, 2021. The Margin Facility is secured by our Series B and Series BB Shares owned by SETA, and our Series B Shares owned by Aerodrome. On December 9, 2021, we entered into an ancillary agreement with the borrower, lenders and agent party to the Margin Facility, for purposes of providing liquidity to SETA’s Series BB Shares in case of foreclosure of the collateral upon an event of default under the Margin Facility. In such letter we agreed, among other things, (i) to issue 49,766,000 Series B Shares in the form of treasury shares, for purposes of giving effect to the conversion of any Series BB Shares granted as collateral into Series B Shares, and to maintain such shares at our treasury; (ii) to update our Series B registration with the national securities registry in Mexico to allow for the issuance of the Series B Shares maintained in treasury upon conversion of the Series BB Shares; (iii) to deposit with Indeval a share certificate representing the Series B Shares issuable upon conversion; (iv) to transfer to a trustee each and all amounts regarding any dividend or distribution paid in cash on the Series B Shares pledged into a cash collateral account held by a guaranty trust; and (v) not to exercise or give effect to any transfer restriction or preemptive or similar rights on the pledged Series B Shares and the Series BB Shares other than the existing transfer restrictions in accordance with Rule 144 and the Mexican Airport Law.

As of the date of this report, Fintech Holdings, Inc. through Fintech, is the beneficial owner of 30.4% of our total capital stock through its direct subsidiaries SETA and Aerodrome. Bagual owns 19.6% of the capital stock of SETA and Aerodrome; Grenadier owns 21.5% of the capital stock of SETA and Aerodrome; Pequod owns 21.5% of the capital stock of SETA and Aerodrome; Harpoon owns 20.4% of the capital stock of SETA and Aerodrome, and Expanse owns 17.1% of the capital stock of SETA and Aerodrome. SETA directly owns Series B shares representing 1.9% of our total capital stock and owns Series BB shares that represent 12.9% of our capital stock. As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, all of its special rights, including its right to nominate, appoint and remove certain directors and officers as holder of Series BB shares, will remain in place.

In November 2006, a Mexican trust established by NAFIN, acting pursuant to the instructions of the Ministry Infrastructure, of Communications and Transportation, sold 48.02% of our outstanding capital stock through a global public offering of shares in the form of American Depositary Shares, or ADSs, and Series B shares, concurrently in the United States and Mexico. The net proceeds from the sale of the shares were paid to the Mexican government. After the offering, the Mexican government ceased to be a shareholder.

On May 31, 2017, our shareholders approved the cancellation of 6,229,027 Series B shares that were acquired through our share repurchase program. On July 7, 2020, our shareholders approved the cancellation of 3,659,417 Series B shares that were acquired through our share repurchase program. As of April 22, 2022, our fixed minimum social capital consisted of 390,111,556 ordinary shares, of which 49,766,000 were Series BB shares and 340,345,556 were Series B shares.

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 22, 2022, identifying each owner of more than 5% of any series of our shares:

er

				Percentage of
	Number of Shares			Outstanding Capital
Identity of Shareholder	B Shares	BB Shares	Total	B Shares	BB Shares	Total
SETA(1)	7,516,377	49,766,000	57,282,377	1.9%	12.9%	14.8%
Aerodrome(1)	60,155,201	—	60,155,201	15.6%	—	15.6%
Public	268,731,847	—	268,731,847	69.6%	—	69.6%
Officers and Directors	—	—	—	—%	—	—
Total Shares Outstanding	336,403,425	49,766,000	386,169,425	87.1%	12.9%	100%
Shares Repurchased held in Treasury	3,942,131	—	3,942,131
Total Authorized Shares	340,345,556	49,766,000	390,111,556
(1)	Each of SETA and Aerodrome is a wholly owned subsidiary of Fintech.

Arrangements Relating to SETA

Pursuant to our bylaws, SETA (as holder of our Series BB shares) has the right to present to our Board of Directors the name or names of the candidates for appointment as our chief executive officer, to appoint and remove half of our executive officers, which currently include our chief financial officer, our chief operating officer and our commercial director, and to elect three members of our Board of Directors. SETA (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws and the amendment of its right to appoint certain members of our senior management). Additionally, most matters voted on by our Board of Directors require the affirmative vote of the directors appointed by our Series BB shareholders. If the Technical Assistance Agreement is terminated, the Series BB shares would be converted into Series B shares, resulting in the termination of all of SETA’s special rights. As long as SETA retains at least 7.65% of our capital stock in the form of Series BB, all of its special rights will remain in place. If SETA were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares must be converted into Series B shares, which would cause SETA to lose all of its special rights. On October 15, 2015, we, at the request of SETA, converted 9,034,000 of our Series BB shares held by SETA to Series B shares. After this conversion, SETA’s shareholding of Series BB shares remains at 12.9% and its special rights were not affected. In addition, shareholders of SETA have allocated among themselves certain veto rights, which increases the risk of impasse at the shareholders’ meeting of SETA and ultimately at our shareholders’ meetings.

Our bylaws and the Technical Assistance Agreement also contain certain provisions designed to avoid conflicts of interest between SETA and us, such as approval of certain related-party transactions by our Corporate Practices, Finance, Planning and Sustainability Committee.

In accordance with our bylaws, at least one member of each of our Audit Committee and Corporate Practices, Finance, Planning and Sustainability Committee shall be appointed by SETA.

RELATED-PARTY TRANSACTIONS

Arrangements with SETA and Its Affiliates

The rules for the sale to SETA of the Series BB shares previously owned by the Mexican government required us to enter into a Participation Agreement with SETA and Ministry of Infrastructure, Communications and Transportation, which established the framework for certain related agreements: the Option Agreement, the Technical Assistance Agreement and the Bancomext Trust. Our Board of Directors approved these agreements, in accordance with our Related Party Guidelines.

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2021 amounted to Ps.133,458 thousand (U.S.$6.5 million). The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its shareholders during the term of the agreement. The agreement had an initial term of 15 years beginning June 14, 2000, and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015. On May 13, 2015, the Technical Assistance Agreement was extended for a term that ended on December 31, 2020. On December 14, 2020, pursuant to the third amendment, the Technical Assistance Agreement was modified; the term was extended until December 31, 2021, with automatic renewals for one year periods starting on January 1, 2022, unless a termination notice is provided by any of the parties involved. Additionally, the automatic renewals shall be in force as long as SETA holds an individual interest of at least 7.65% of the shares of the Company. The economic terms of the agreement were not modified. A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B Shares that are not owned by SETA or any of its affiliates.

Additionally, a party may terminate the Technical Assistance Agreement prior to its expiration date upon non-compliance with its terms by the other party. SETA provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the Master Development Programs that we are required to submit to the Ministry of Infrastructure, Communications and Transportation and the improvement of our airport operations.

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

In 2020 and 2021, we recognized expenses of U.S.$3.8 million and U.S.$6.5 million, respectively, pursuant to the Technical Assistance Agreement.

Arrangements with Other Affiliates

We periodically engage ICATEN and its affiliates to provide construction and related services to us. In 2021, we contracted Ps.806,387 thousand for services to be provided by ICATEN and its affiliates, periodically. In accordance with our Related Party Guidelines, any of these contracts shall be approved by our Board of Directors upon the recommendation of our Corporate Practices, Finance, Planning and Sustainability Committee and in accordance with Mexican Securities Law. The Committee considers whether these contracts are arm’s‑length agreements based on the evaluation of unit prices of these contracts by independent third‑party professional, such as Grupo GEO Consultoría y Construcción S.A. de C.V. represented by Jorge Mata Ortega and Corporativo de Ingeniería Terrestre, S.A. de C.V. (COITSA), represented by Jorge González Mijares. These third-party professionals are independent experts contracted by us to evaluate unit prices in the offers made by ICATEN or its affiliates in order to determine if such offers are consistent with market prices.

The following table sets forth the amounts paid to affiliates of ICATEN during 2021, for a total of Ps.959,489 thousand, in exchange for the provision of services related to the construction and expansion of terminal buildings and platforms at our airports, as well as major maintenance works. This amount represents approximately 45.3% of our expenditures under the Master Development Programs including major maintenance expenditures and other capital expenditures for an amount of Ps.2,117,178 thousand.

	Amount
Service	2021
	(in thousands of pesos)
Monterrey airport		621,055
Torreón airport		97,933
Ciudad Juárez airport		113,986
Tampico airport		69,575
Zihuatanejo airport		52,723
San Luis Potosí airport		4,218
Total	Ps.	959,489

Transactions with Related Parties

As of December 31, 2021, we had Ps.269,249 thousand in accounts payable to related parties, and we engaged in the following transactions with related parties during 2021:

●	Transaction amounting to Ps.133,558 thousand in technical assistance fees with SETA;
●	In connection with the operations of the Terminal 2 NH Collection Hotel, the Hilton Garden Inn Hotel and OMA-VYNMSA Aero Industrial Park, transactions amounted to Ps.32,024 thousand in administrative services fees with our partners, NH Hotels, Grupo Hotelero Santa Fe and VYNMSA. This amount also includes the administrative services fees paid to a related party of ICATEN for related services, such as SAP support;
●	Services contracted with related parties for maintenance works at the OMA-VYNMSA industrial park, and maintenance services to our corporate offices which amounted to Ps.1,572 thousand;
●	Transactions amounting to Ps.7,548 thousand with our partner VYNMSA and its affiliates in connection with the development of the OMA-VYNMSA Industrial Park located in the Monterrey airport;
●	Transactions amounting to Ps.959,489 thousand in improvements to concessioned assets and major maintenance contracted with related parties; and
●	Rents paid to ICA Servicios de Dirección Corporativa, S.A. de C.V., related to the lease of corporate offices located in Mexico City which amounted to Ps.2,401 thousand.

Item 8.          Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

General

The Company is involved, from time to time, in certain legal proceedings that are incidental to the normal conduct of its business.

Disputed Land Ownership at the Ciudad Juárez Airport

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport initiated legal proceedings against the airport in 1995 to reclaim 240 hectares of land, alleging that it had been improperly transferred to the Mexican government. The claimants also sought monetary damages of U.S.$120.0 million. On May 18, 2005, a Mexican court ordered the airport to return the disputed land to the plaintiffs. However, that decision and three subsequent constitutional claims permitted the ruling to be reconsidered, and the Ministry of Infrastructure, Communications and Transportation as grantor of the concession, was included as a party to the litigation.

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

In compliance with the Mexican Supreme Court’s decision, the First Civil Court restarted its proceedings and on December 12, 2019 ruled against of the plaintiffs by denying the requested injunction proceeding (amparo). As a result, the plaintiffs filed an appeal before the Mexican Supreme Court.

On November 24, 2021, the Mexican Supreme Court ruled that the First Collegiate Court in Chihuahua must once again analyze the claimant’s case. As of April 22, 2022, the First Collegiate Court in Chihuahua has not issued its ruling.

In the event that any subsequent legal resolution results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government fails to repossess the land, our concession to operate the Ciudad Juárez airport would terminate. In 2021, the Ciudad Juárez airport represented 6.9% of our consolidated total revenues. We believe that under the terms of our concessions the termination of the Ciudad Juárez concession as a result of the foregoing legal proceeding would not affect the validity of our remaining airport concessions and that the Mexican government would be obliged to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession. We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

Disputed Land Ownership at the Monterrey Airport

On May 14, 2015, Banco Mercantil del Norte, S.A. (“Banorte”), acting as trustee of a certain trust, filed a civil lawsuit against the Monterrey airport in connection with the ownership of 240 hectares of land previously acquired (the “Land”) by the Monterrey airport, which book value in our financial statements as of December 31, 2021 amounted to Ps. 266,850 thousand.

By means of the lawsuit, Banorte filed an action to recover possession and requested a declaratory judgment saying that Banorte has a better right than the Monterrey airport to possess the Land and that the Land should be restituted to Banorte, and that the Monterry airpot should pay costs and expenses. Monterrey airport appeared on trial and requested that the company DIAV, S.A. de C.V., (“DIAV”) appear as a defendant in its capacity as seller of the Land. On August 8, 2018, the court found that the plaintiff’s claims were inadmissible due to lack of evidence (the “First Instance Judgment”), and the plaintiff appealed the decision.

The Second Chamber of the Superior Court of Justice of the State of Nuevo Leon heard the appeals against the First Instance Judgment and on July 25, 2019 issued a second instance judgment (“First Second Instance Judgment”) against the Monterrey airport, finding that Banorte had a better right to possess the Land, and ordering the Monterrey airport to return the Land to Banorte.

Both Monterrey airport and DIAV filed injunctions (amparo) against the First Second Instance Judgment in August 2019, which were referred to the Second Collegiate Court in Civil Matters of the Fourth Circuit (the “Collegiate Court”). On August 6, 2021, the Collegiate Court granted the amparo relief to the Monterrey airport leaving without effect the First Second Instance Judgment and ordering a new one that considered, among other matters, that the evidence provided by Banorte was insufficient to prove its claims. In compliance with the amparo ruling, on August 25, 2021, the Eighth Civil Chamber vacated the First Second Instance Judgment. On September 13, 2021, the Eighth Civil Chamber issued a new second instance judgment (the “Second Instance Judgment”) by virtue of which it confirmed the First Instance Judgment, releasing the Monterrey airport of all claims.

Dissatisfied with the Second Instance Judgments, all the parties to the litigation filed amparo reliefs (including the Monterrey airport with respect to, among other issues, the refusal of the Eighth Civil Court to grant the payment of legal fees and expenses claimed by the Monterrey airport), which were referred to the same Collegiate Court and are currently pending to be resolved.

We believe that in the event of a resolution adverse to the airport’s interests, DIAV as the seller of the Land should be liable for any economic losses resulting thereof; nonetheless, we cannot predict whether we may prevail in a legal action against DIAV. Although Monterrey airport cannot definitively foresee the outcome of this litigation, to date it has not recorded any provision in relation to the contingency, since it considers its position in the litigation to be solid.

Disputed Land Ownership at the Durango Airport

On March 5, 2020, the Company was notified of the lawsuit filed against the Durango airport, the Ministry of Infrastructure, Communications and Transportation, the Government of the State of Durango and the Ministry of Agrarian, Territorial and Urban Development. The plaintiff sued for the nullity of the expropriation decree dated September 8, 1975, which affected an area of 40 hectares of the Durango airport and claims the payment of compensation for the affected area, as well as the payment of damages for the undue use of the property.

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

Reynosa airport appeared in the lawsuit and the final ruling is pending as of the date of this report. The lawsuit does not include a financial claim; however, the contingency is maintained until the final judgment in the annulment lawsuit is issued and the challenged resolution is confirmed or, if applicable, a judgment is issued, the effects of which must be complied with by the AFAC. Reynosa airport has not recorded any provision in connection with this lawsuit.

Property Tax Claims

Administrative law proceedings have been asserted against us in the past by various municipalities for the payment of property taxes with respect to the real estate in which we operate our airports in the relevant cities.

In November 2018, the municipality of Culiacán filed property tax claims against us for Ps.2,425 thousand, plus Ps.3,339 thousand in other fees. In response to these claims, on December 2018, we filed an administrative annulment proceeding before the Sinaloa Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Sinaloa) which has not been resolved as of the date of this report. The Ministry of Infrastructure, Communications and Transportation was asked to join the proceeding as an interested party.

In May 2019, the Municipality of Acapulco filed property tax claims against us for Ps.27,012 thousand for property tax considering Acapulco airport as a solidary debtor to the Mexican Airport and Auxiliary Services Agency. An administrative annulment proceeding was filed against these claims, which as of April 22, 2022 is yet to be resolved.

In September 2019, the Municipality of Chihuahua filed property tax claims against us for Ps.113,529 thousand. Administrative annulment proceedings were filed against these claims. In January 2021, all the tax claims were resolved in favor of the Chihuahua airport. The Municipality of Chihuahua filed an amparo relief against these resolutions, which were found without merit and resolved in favor of the airport in a final and non-appealable resolution.

In December 2019, the Municipality of Tampico filed property tax claims against us for Ps.18,840 thousand. An administrative annulment proceeding was filed against these claims. In December 2020, the claims were resolved in favor of the Tampico airport. The Municipality of Tampico filed an Amparo relief against this ruling, and the Collegiate Court that heard the Amparo trial ruled in favor of the airport in a final and non-appealable resolution.

In March 2020, the Municipality of Ciudad Juárez filed property tax claims against us for Ps.16,097 thousand. An administrative annulment proceeding was filed against these claims, which was resolved in favor of the Airport. The Municipality of Ciudad Juárez filed an amparo relief against this ruling, and the Collegiate Court that heard the amparo ruled in favor of the Airport in a final and non-appealable resolution.

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

Tax Credit at the Acapulco Airport

On February 5, 2020, the Ministry of Finance of the State of Guerrero notified a tax credit against the Acapulco airport in the amount of Ps.24,813 thousand for omitted income tax and value-added tax payments for the period from January 1, 2015 to December 31, 2015.

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

On February 2021, a settlement agreement was reached for Ps.1,874 thousand with the Ministry of Finance of the State of Guerrero, and the Acapulco airport withdrew its annulment proceeding. On May 14, 2021, the Ministry of Finance of the State of Guerrero found that the Acapulco airport did not owe any amount and the matter was closed.

Consumer Protection Agency Fines

On November 11, 2021, agents of the Mexican Federal Consumer Protection Agency (Procuraduría Federal del Consumidor or PROFECO) made a visit to the Acapulco airport in order to review the compliance with certain Mexican Official Norms by the scales used to weigh luggage and the parking lot’s clocks. On November 22, 2021, PROFECO notified Acapulco airport that it initiated administrative proceedings claiming violations to the Federal Consumer Protection Law.

The Acapulco airport presented evidence before PROFECO proving the alleged violations to the law did not take place. However, on January 10, 2022 PROFECO notified the Acapulco airport of its ruling, fining the airport Ps.14,554 thousand and freezing the scales and parking lot’s clocks. This ruling was challenged by Acapulco airport on January 31, 2022 and as the date of this report the appeal for review has not been resolved.

Corporate Tax Claim for Monterrey Airport.

In accordance with the Third Transitory Article of the Law for Single Rate Corporate Tax (Ley del Impuesto Empresarial a Tasa Única), the Monterrey airport requested on December 20, 2019 and December 16, 2020, the refund of the Asset Tax paid with respect to previous fiscal years.

For fiscal years 2018 and 2019, the Monterrey airport requested a refund of Ps.10,220 thousand and Ps.10,624 thousand ,respectively, which were denied by the tax authority.

On September 16, 2020, the Monterrey airport challenged the tax authority’s denial for the 2018 fiscal year refund, which was ruled in favor of the Monterrey airport by the Federal Court for Administrative Justice (Tribunal Federal de Justicia Administrativa).

On April 27, 2021, the Monterrey airport challenged the tax authority’s denial for the 2019 fiscal year refund, which was ruled in favor of the Monterrey airport by the Federal Court for Administrative Justice.

On June 30, 2021 and December 1, 2021, the tax authority filed recourses against the rulings of the Federal Court for Administrative Justice related to the refunds corresponding to fiscal years 2018 and 2019, respectively, which are pending resolution.

The Monterrey airport maintains assets in the amount of Ps.28,619 thousand related to payments of Asset Taxes paid for fiscal years 2018, 2019 and 2020. Given that the Monterrey airport does not expect an unfavorable resolution against it, it has not registered any provision related to the refund of Asset Taxes for such years.

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

DIVIDENDS AND CAPITAL STOCK REIMBURSEMENTS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock (without adjustment for inflation). Our legal reserve fund was Ps.60,729 thousand as of December 31, 2021 (excluding reserve amounts corresponding to 2021 net income), which represented 20.3% of our capital stock as of such date.

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

We paid aggregate dividends of Ps.1,598,681 thousand in 2019 and Ps.1,979,790 thousand in 2021. We did not pay dividends in 2020.

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

Material Changes to the Rights Conferred by Our Securities Registered with the Mexican National Registry of Securities and Traded in the Mexican Market

As of December 31, 2021, there have been no material changes to the rights conferred by our securities registered with the Mexican National Registry of Securities and traded in the Mexican market.

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

At our shareholders’ meetings held on July 7, 2020, May 31, 2017, April 23, 2015 and April 10, 2014, our bylaws were amended to update the amounts of fixed minimum common stock to reflect the decrease on the fixed portion of our capital stock after the cancellation of shares repurchased held in treasury and capital reimbursements.

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
●our five-year Master Development Program and any amendments thereto for each of our airports to be submitted to the Ministry of Infrastructure, Communications and Transportation;
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
●subject to the recommendation of the Audit Committee, among other matters, (i) our financial statements and those of our subsidiaries, (ii) subject to certain limited exceptions, the acquisition and sale of our own stock, (iii) guidelines for the granting of loans or any type of credits or guarantees to any related party, (iv) guidelines regarding our internal controls, internal audits and those of our subsidiaries, (v) our accounting policies, including adjustments to our accounting principles to conform to or recognize those issued by the Commission, (vi) the hiring and termination of our external auditors and (vii) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or U.S.$20.0 million, or (b) the giving of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of our consolidated assets, U.S.$40.0 million or in excess of the debt level set forth in the annual business plan;
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

Our Capital Stock

Pursuant to our bylaws, our capital stock has a variable portion. As of the date of this report, the Company has a fixed minimum capital stock, without withdrawal rights, of Ps.300,822 thousand, represented by ordinary nominal Class I shares, without par value, which are fully subscribed and paid, of which 340,345,556 are Series B shares and 49,766,000 are Series BB shares. For the last three years, no part of our capital stock has been paid in-kind.

Our capital stock has been modified during the last three years as a consequence of the following events:

●On July 7, 2020, our shareholders approved the cancellation of 3,659,417 Series B shares that were repurchased by the Company in accordance with Article 56 of the Mexican Securities Law, reducing the capital stock of the Company. As a result of the cancellation of shares, the fixed minimum social capital, fully paid-in and subscribed, totals Ps.300,822,103, represented by 390,111,556 ordinary shares, nominative and without par value, of which 49,766,000 are Series BB shares and 340,345,556 are Series B shares (includes 3,942,131 shares repurchased).
●On June 11, 2021, our shareholders approved the issuance of 49,766,000 Series B Shares to be kept in the treasury, exclusively to cover the conversion of the Series BB Shares owned by SETA into Series B shares, in case of default under certain financing documents. Said issuance was carried out in relation to the Tender Offer.

We are not beneficiaries of any derivative instruments payable in-kind, which have Series B or Series BB shares, or any other security representing those shares, as underlying assets.

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 22, 2022:

	Authorized	Outstanding
Capital Stock:
Series B shares	340,345,556	336,403,425
Series BB shares	49,766,000	49,766,000
Total	390,111,556	386,169,425
(1)	The difference between our authorized capital stock and our outstanding capital stock amounts to 3,942,131 shares repurchased and held by the Company.

All ordinary shares confer equal rights and obligations to holders within each series. The Series BB shares have special voting and other rights described below.

Our bylaws provide for the issuance of the following shares, which have the characteristics described below:

●Series B. Series B shares currently represent 87.1% of our outstanding capital. Series B shares may be held by any Mexican or foreign natural person, company or entity.
●Series BB. Series BB shares currently represent 12.9% of our capital. Series BB shares, which are issued pursuant to Article 112 of the Mexican General Law of Business Corporations (Ley General de Sociedades Mercantiles), may be held by any Mexican or foreign natural person, company or entity.

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
●the Mexican government;
●NAFIN, in its capacity as trustee of the Ministry of Infrastructure, Communications and Transportation;
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

Under the Mexican Airport Law, any acquisition of control requires the prior consent of the Ministry of Infrastructure, Communications and Transportation.

For purposes of these provisions, “related person” and “control” are defined above under “Registration and Transfer.”

The Mexican Securities Law contains provisions relating to public tender offers and certain other share acquisitions. Any intended acquisition of our shares that results in the acquirer obtaining control of our voting shares (our Series B shares and Series BB shares considered together) requires the acquirer, with the prior approval of the CNBV, to make a mandatory public tender offer for the greater of (i) the percentage of the capital stock intended to be acquired or (ii) 10% of our capital stock. Any intended acquisition of our shares that is aimed at obtaining control requires the potential acquirer to make a mandatory tender offer for 100% of our outstanding capital stock (in addition to the approval of the Ministry of Infrastructure, Communications and Transportation). The tender offer must be made at the same price to all shareholders and classes of shares. Our Board of Directors must issue its opinion of any tender offer resulting in a change of control, which opinion must take into account minority shareholder rights and which may be accompanied by an independent fairness opinion. Directors and principal officers are required to disclose whether they will participate in the tender.

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

Repurchase Obligation

Pursuant to the Mexican Securities Law, in the event that we decide to cancel the registration of our shares in the Mexican National Securities Registry and the listing of our shares on the Mexican Stock Exchange, or if the CNBV orders such cancellation, we will be required to conduct a tender offer for the purchase of stock held by minority shareholders and to create a trust for a period of six months, with amounts sufficient to purchase all shares not participating in the tender offer. Under the law, controlling shareholders will be secondarily liable for these obligations. The price at which the stock must be purchased shall be the higher of (i) the average of the trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made or (ii) the book value of such shares as determined pursuant to our latest quarterly financial information filed with the CNBV and the Mexican Stock Exchange. If the tender for cancellation is requested by the CNBV, it must be initiated within 180 days from the date of the request. If requested by us, under the Mexican Securities Law, the cancellation must be approved by 95% of our shareholders.

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

MATERIAL CONTRACTS

Our subsidiaries are parties to the airport concessions granted by the Ministry of Infrastructure, Communications and Transportation under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See “—Sources of Regulation” and “—Scope of Concessions and General Obligations of Concession Holders” under “Regulatory Framework” in Item 4.

We are a party to a participation agreement with SETA and the Ministry of Infrastructure, Communications and Transportation that establishes the framework for several other agreements to which we are a party. See “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements Relating to SETA.”

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

Dividends generally will be treated as “passive category” income from foreign sources for U.S. foreign tax credit limitation purposes. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit for any Mexican withholding tax imposed with respect to the Series B shares or ADSs. However, as a result of recent changes to the U.S. foreign tax credit rules, for taxable years beginning after December 28, 2021, Mexican tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder, except in the case of a U.S. holder that is eligible for, and properly claims, the benefits of the U.S.-Mexico Tax Treaty. We have not determined whether these requirements have been met, and, accordingly, no assurance can be given that any Mexican withholding tax will be creditable. Alternatively, a U.S. holder may elect to deduct Mexican withholding taxes in computing such U.S. holder’s taxable income (provided that the U.S. holder elects to deduct, rather than credit, all foreign income taxes paid or accrued for the relevant taxable year). The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. The rules governing the foreign tax credit are complex and U.S. holders are urged to consult their own tax advisors whether, and to what extent, a foreign tax credit will be available in light of their particular circumstances .

Subject to certain exceptions for short-term and hedged positions, the U.S.-dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (a “PFIC”). The income tax treaty between the United States and Mexico has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 and 2021 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2022 taxable year.

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

Gain, if any, realized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the Series B shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. In addition, as a result of recent changes to the foreign tax credit rules, for taxable years beginning after Decebmer 28, 2021, any Mexican tax imposed on the sale or other disposition of the Series B shares or ADSs is unlikely to be treated as creditable, unless the U.S. Holder is eligible for and elects the benefits of the Tax Treaty. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares.

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

Item 11.        Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month. In 2019, 2020 and 2021, 14.2%, 10.1% and 13.4%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. A depreciation of the Mexican peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, in which case, we may provide discounts to passenger charges or to the airlines. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

In addition, we did not have U.S. dollar-denominated debt as of December 31, 2021. Future decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of servicing such indebtedness. Our cash balance denominated in U.S. dollars was Ps.78,940 thousand on December 31, 2019, Ps.79,552 thousand on December 31, 2020 and Ps.21,666 thousand on December 31, 2021. See Note 21 to our audited consolidated financial statements for additional disclosures about market risk.

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

The following table sets forth the amounts that we received in 2021, directly or indirectly, from JPMorgan Chase Bank N.A., as depositary of our ADSs:

Description	Amount

For expenses related to the establishment of the facility including, but not limited to, investor relations expenses, the initial NASDAQ application and listing fees or any other program-related expenses.	U.S.$	—

For expenses related to the administration and maintenance of the facility including, but not limited to, investor relations expenses, the annual NASDAQ listing fees or any other program-related expenses.	U.S.$	155,638

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

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.        Controls and Procedures

(a)          Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2021.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2021, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2021.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013), which has been early-adopted.

Based on our assessment and those criteria, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2021. Additionally, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c)          Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Shareholders and the Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 29, 2022, expressed an unqualified opinion on those financial statements and included an emphasis of matter paragraph related to the effects of the outbreak of coronavirus disease (“COVID-19”) stated in note 3d, and, an explanatory paragraph related to the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in note 3f.

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

April 29, 2022

(d)          Changes in Internal Control over Financial Reporting

There has been no change in internal controls over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(e) COVID-19 Pandemic

As a result of the COVID-19 pandemic and related advisories and restrictions put in place by the Mexican government in March and April 2020, and the recommendations to stay at home depending on the alert level of the epidemiological “traffic light” system implemented by the Mexican government after May 2020, the Company implemented remote working arrangements for certain employees, which have not impacted our automated systems. These measures have not impacted our internal control over financial reporting in 2021 as the processes established in the Company’s policies and procedures remain in force.

Item 16.        [Reserved]

Item 16A.     Audit Committee’s Financial Expert

Our Board of Directors has determined that Mr. Martin Werner Wainfeld, a member of our Audit Committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A. The shareholders’ meeting of April 30, 2019, appointed Mr. Martin Werner Wainfeld as the independent director required by the Mexican Securities Law and applicable NASDAQ listing standards and as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.

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

Item 16C.     Principal Accountant Fees and Services Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited (Deloitte), during the fiscal years ended December 31, 2020 and 2021:

	2020		2021

	(in thousands of pesos)
Audit fees	Ps.	12,502	Ps.	12,802
Tax fees		—		—
All other fees		—		175
Total fees	Ps.	12,502	Ps.	12,977

Audit fees in the above table are the aggregate fees billed by Deloitte in connection with audits of both our consolidated financial statements and those financial statements of our subsidiaries and other statutory audit reports, in addition to their internal control attestation report.

All other fees in the above table are fees billed by Deloitte for services in connection with services rendered other than audit and tax services.

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

SHARES REPURCHASED BY US PURSUANT TO THE SHARE REPURCHASE PROGRAM

			(c) Total number of	(d) Maximum
			shares purchased as	number of shares
		(b) Average price	part of publicly	that may yet be
	(a) Number of shares	paid or received per	announced plans or	purchased under the
2021	purchased (issued)	share in pesos	programs (issued)	plans or programs
January 1–31	—	—	—	N/A
February 1–28	—	—	—	N/A
March 1–31	—	—	—	N/A
April 1–30	—	—	—	N/A
May 1–31	—	—	—	N/A
June 1–30	—	—	—	N/A
July 1–31	—	—	—	N/A
August 1–31	3,736,531	120	—	N/A
September 1–30	205,600	122	—	N/A
October 1–31	—	—	—	N/A
November 1–30	—	—	—	N/A
December 1–31	—	—	—	N/A
Total	3,942,131	121	—	N/A

SHARES PURCHASED BY SETA

			(c) Total number of	(d) Maximum
			shares purchased as	number of shares
		(b) Average price paid	part of publicly	that may yet be
	(a) Number of shares	or received per share	announced plans or	purchased under the
2020	purchased	in pesos	programs	plans or programs
January 1–31	—	—	—	N/A
February 1–28	—	—	—	N/A
March 1–31	—	—	—	N/A
April 1–30	—	—	—	N/A
May 1–31	—	—	—	N/A
June 1–30	—	—	—	N/A
July 1–31	—	—	—	N/A
August 1–31	—	—	—	N/A
September 1–30	—	—	—	N/A
October 1–31	—	—	—	N/A
November 1–30	—	—	—	N/A
December 1–31	—	—	—	N/A
Total	—	—	—	N/A

SHARES PURCHASED BY AERODROME

			(c) Total number of	(d) Maximum
			shares purchased as	number of shares
		(b) Average price paid	part of publicly	that may yet be
	(a) Number of shares	or received per share	announced plans or	purchased under the
2020	purchased	in pesos	programs	plans or programs
January 1–31	—	—	—	N/A
February 1–28	—	—	—	N/A
March 1–31	—	—	—	N/A
April 1–30	—	—	—	N/A
May 1–31	—	—	—	N/A
June 1–30	—	—	—	N/A
July 1–31 (1)	60,155,201	137	—	N/A
August 1–31	—	—	—	N/A
September 1–30	—	—	—	N/A
October 1–31	—	—	—	N/A
November 1–30	—	—	—	N/A
December 1–31	—	—	—	N/A
Total	60,155,201	137	—	N/A
(1)	On May 24, 2021, Aerodrome announced a Schedule tender offer with a price of Ps.137 per Series B shares. The expiration date was June 30,2021 and the settlement date was July 9, 2021. For more information see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Purchase of shares by Fintech Holdings Inc. and its affiliates”.

SHARES PURCHASED BY FINTECH

			(c) Total number of	(d) Maximum
			shares purchased as	number of shares
		(b) Average price paid	part of publicly	that may yet be
	(a) Number of shares	or received per share	announced plans or	purchased under the
2020	purchased	in pesos	programs	plans or programs
January 1–31	—	—	—	N/A
February 1–28	—	—	—	N/A
March 1–31	—	—	—	N/A
April 1–30	—	—	—	N/A
May 1–31	—	—	—	N/A
June 1–30	—	—	—	N/A
July 1–31	—	—	—	N/A
August 1–31	—	—	—	N/A
September 1–30	—	—	—	N/A
October 1–31	—	—	—	N/A
November 1–30	—	—	—	N/A
December 1–31	—	—	—	N/A
Total	—	—	—	N/A

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

Item 16H.     Mine Safety Disclosures

Not applicable.

PART III

Item 17.        Financial Statements

Not applicable.

Item 18.        Financial Statements

Reference is made to pages F-1 through F-[72] of this annual report.

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

2.5*

Indenture dated as of April 16, 2021 among Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. as Issuer, Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Chihuahua S.A. de C.V. and Aeropuerto de Monterrey, S.A. de C.V., as guarantors, and Monex Casa de Bolsa, S.A. de C.V., Monex Grupo Financiero, as Common Representative, for Ps.2,500,000 thousand 7-year peso denominated notes (certificados bursátiles) issued on April 16, 2021 (incorporated by reference to our Form F-20-F filed on April 30, 2021).

2.6*

Indenture dated as of March 31, 2022 among Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. as Issuer, Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Chihuahua S.A. de C.V. and Aeropuerto de Monterrey, S.A. de C.V., as guarantors, and Monex Casa de Bolsa, S.A. de C.V., Monex Grupo Financiero, as common representative, for Ps.2,300,000 thousand 7-year peso denominated notes (certificados bursátiles) issued on March 31, 2022.

2.d*	Description of the registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

Exhibit No.	Description

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

4.6*

Third Amendment to Technical Assistance and Transfer of Technology Agreement among the Registrant, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, and SETA, English translation (incorporated by reference to our Form F-20-F filed on April 30, 2021).

4.7

Lease Agreement among Aeropuerto Internacional de la Ciudad de México S.A. de C.V. and Consorcio Grupo Hotelero T2 S.A. de C.V. dated as of March 22, 2007 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2008 filed on June 11, 2009).

8.1	List of subsidiaries of GACN (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2018 filed on April 30, 2019).

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007).

12.1*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2022.

12.2*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2022.

13.1*	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2022.

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	XBRL Schema Document.

101.CAL	XBRL Calculation Linkbase Document.

101.DEF	XBRL Definition Linkbase Document.

101.LAB	XBRL Label Linkbase Document.

101.PRE	XBRL Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

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

Dated: April 29, 2022

*****

Grupo Aeroportuario del Centro

Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Financial Statements for the Years Ended December 31, 2021, 2020 and 2019, and Report of Independent Registered Public Accounting Firm Dated April 29, 2022

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the Years Ended December 31, 2021, 2020 and 2019

Index for Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm to the Shareholders and the Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

(Thousands of Mexican pesos)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries (the “Company”) as of December 31, 2021, 2020 and 2019, the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows, for the years then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3f. to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Mexico.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Investment in airport concessions and major maintenance provision — Refer to Notes 4i, 4l, 10 and 16 to the consolidated financial statements.

Critical Audit Matter Description

The Company is obligated to incur expenditures for improvements to concessioned assets and major maintenance in accordance with the Master Development Program (MDP). During the year ended December 31, 2021, the Company spent $1,788,903 and $203,042, in improvements to airport concessions and major maintenance work, respectively. These expenditures must comply with the MDP to be recovered through increases in rates that the Company may charge for aeronautical services.

We identified the recognition of expenditures as improvements to the airport concession and major maintenance cost as a critical audit matter because of the judgements made by management, including whether the expenditures comply with the MDP. This required a high degree of auditor judgment in evaluating whether the audit evidence obtained supports management’s assertion related to the recognition of these expenditures and their compliance with the MDP.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the recognition of the expenditures related to the improvements to airport concessions and major maintenance cost included the following, among others:

●	We obtained an understanding of the nature of the expenditures allowed under the MDP.
●	We assessed compliance with the MDP, including with historical ratios.
●	We tested the effectiveness of controls addressing expenditures related to improvements to airport concessions and major maintenance costs.
●	We inspected documentation of the expenditures and assessed its appropriateness in relation to the requirements of the MDP.
●	We performed physical observations of additions to improvements to airport concession assets and major maintenance activities.
●	We traced the improvements or major maintenance expenditures to the MDP compliance report that is submitted to governmental authorities for review.
●	We read minutes from the quarterly status meetings with governmental authorities.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Jorge Omar Esquivel Romero

C.P.C. Jorge Omar Esquivel Romero

México City, Mexico

April 29, 2022

We have served as the Company’s auditor since 2000.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note 3 d)		December 31,
	Notes	2021		2021		2020		2019
Assets:
Cash and cash equivalents	6	U.S.$	292,525	Ps.	5,987,164	Ps.	2,958,804	Ps.	3,429,873
Accounts receivable, net	7		53,044		1,085,670		833,643		757,756
Recoverable taxes			13,465		275,600		542,365		295,768
Advance Payment for constructions to related parties	24		10,920		223,498		214,209		181,989
Advance Payments to contractors			7,923		162,165		115,233		102,776
Other accounts receivable and prepaid expenses	8		2,068		42,333		66,575		42,742
Total current assets			379,946		7,776,430		4,730,829		4,810,904

Non-current assets:

Property, leasehold improvements and equipment, net	9		133,105		2,724,296		2,700,469		2,647,101

Investment in airport concessions, net	10		570,703		11,680,684		10,229,656		9,267,111
Rights of use of leased assets, net	18		9,632		197,131		178,247		210,788
Other assets, net			2,257		46,196		34,621		44,053

Deferred income taxes	19		22,690		464,404		317,758		297,004

Total non-current assets			738,387		15,112,711		13,460,751		12,466,057
Total assets		U.S.$	1,118,332	Ps.	22,889,141	Ps.	18,191,580	Ps.	17,276,961

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note 3 d)		December 31,
	Notes	2021		2021		2020		2019
Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt	14	U.S.$	131,918	Ps.	2,700,000	Ps.	—	Ps.	—
Current portion of long-term debt	15		—		—		3,013,502		36,851
Current portion of major maintenance provision	16		33,849		692,788		443,570		151,554
Current portion of financial leases	18		1,433		29,332		26,553		72,320
Trade accounts payable	12		10,417		213,207		204,048		196,791
Payable taxes and other accrued expenses	13		48,754		997,854		370,188		590,262
Accounts payable to related parties	24		13,155		269,249		167,704		187,515
Total current liabilities			239,526		4,902,430		4,225,565		1,235,293

Non-current liabilities:
Long-term debt	15		244,128		4,996,622		1,496,886		4,506,758
Major maintenance provision	16		51,250		1,048,945		874,415		802,342
Guarantee deposits			16,716		342,120		350,738		387,656
Labor obligations	17		6,312		129,199		115,691		106,160
Financial leases	18		9,547		195,404		168,210		148,540
Deferred income taxes	19		1,768		36,189		133,828		202,717
Total non-current liabilities			329,721		6,748,479		3,139,768		6,154,173
Total liabilities			569,247		11,650,909		7,365,333		7,389,466

Commitment and contingencies	20

Shareholders’ equity	22
Contributed capital:
Common stock			14,549		297,782		300,822		301,739
Additional paid-in capital			1,455		29,786		29,786		29,786
			16,004		327,568		330,608		331,525
Earned capital:
Reserve for repurchase of shares			50,236		1,028,188		1,500,000		1,257,454
Retained earnings			474,034		9,702,141		8,824,666		8,121,937
Accumulated other comprehensive loss	23		(95)		(1,936)		(4,933)		4,194
			524,175		10,728,393		10,319,733		9,383,585
Controlling interest			540,179		11,055,961		10,650,341		9,715,110
Non-controlling interest			8,906		182,271		175,906		172,385

Total shareholders’ equity			549,084		11,238,232		10,826,247		9,887,495
Total liabilities and shareholders’ equity		U.S.$	1,118,332	Ps.	22,889,141	Ps.	18,191,580	Ps.	17,276,961

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Income and Other Comprehensive Income

(Thousands of Mexican pesos, except per share data)

		Thousands of U.S.
		dollars
		(Convenience
		Translation
		Note 3 d)		For the years ended December 31,
	Notes	2021		2021		2020		2019
Revenues:
Aeronautical services	26	U.S.$	257,863	Ps.	5,277,728	Ps.	2,942,558	Ps.	5,752,662
Non-aeronautical services	26		80,782		1,653,379		1,171,039		1,819,605
Construction services	10		87,403		1,788,903		1,253,869		954,834
Total revenues			426,048		8,720,010		5,367,466		8,527,101

Operating costs and expenses:
Cost of services, excluding depreciation and amortization	27		38,213		782,107		765,958		954,207
Major maintenance provision	16		25,048		512,653		392,531		292,324
Cost of construction	10		87,403		1,788,903		1,253,869		954,834
Administrative expenses			28,658		586,542		518,059		542,664
Right to use airport facilities			15,630		319,906		199,202		363,561
Technical assistance fees	24		6,525		133,558		81,164		150,108
Depreciation and amortization			23,805		487,230		435,344		415,252
Other income, net	24		(62)		(1,278)		(129)		(1,155)
Total operating costs and expenses			225,220		4,609,621		3,645,998		3,671,795

Operating income			200,828		4,110,389		1,721,468		4,855,306

Interest expense			25,244		516,676		420,499		376,008
Interest income			(6,326)		(129,479)		(111,889)		(171,236)
Exchange loss, net			(5,502)		(112,617)		(79,522)		50,878
			13,416		274,580		229,088		255,650

Income before income taxes			187,412		3,835,809		1,492,380		4,599,656

Income tax expense	19		47,499		972,179		394,501		1,372,222

Consolidated net income for the year			139,913		2,863,630		1,097,879		3,227,434
Other comprehensive income (loss):
Items that will not be subsequently reclassified to profit or loss:
Actuarial gain (loss) on labor obligations	17 and 23		209		4,281		(13,039)		(12,834)
Income tax relating to actuarial loss (gain) on labor obligations	23		(63)		(1,284)		3,912		3,850
Total other comprehensive income (loss)			146		2,997		(9,127)		(8,984)

Total comprehensive income for the year		U.S.$	140,060	Ps.	2,866,627	Ps.	1,088,752	Ps.	3,218,450
Consolidated net income attributable to:
Controlling interest		U.S.$	139,602	Ps.	2,857,265	Ps.	1,094,358	Ps.	3,219,798
Non-controlling interest			311		6,365		3,521		7,636
		U.S.$	139,913	Ps.	2,863,630	Ps.	1,097,879	Ps.	3,227,434
Comprehensive income attributable to:
Controlling interest		U.S.$	139,749	Ps.	2,860,262	Ps.	1,085,231	Ps.	3,210,814
Non-controlling interest			311		6,365		3,521		7,636
		U.S.$	140,060	Ps.	2,866,627	Ps.	1,088,752	Ps.	3,218,450
Basic and diluted earnings per share of controlling interest		U.S.$	0.35921	Ps.	7.35206	Ps.	2.8038	Ps.	8.1984
Weighted average shares outstanding			388,634,783		388,634,783		390,313,970		392,736,827

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Changes in Shareholders’ Equity

(Thousands of Mexican pesos, except share data (Note 22))

		Contributed capital						Retained earnings				Accumulated
						Total		Reserve for				other						Total non-		Total
	Number of			Additional		contributed		repurchase of		Retained		comprehensive		Total earned		Total controlling		controlling		shareholders’
	shares	Common stock		paid-in capital		capital		shares		earnings		income		capital		interest		interest		equity

Balance as of January 1, 2019	393,446,466	Ps.	303,394	Ps.	29,786	Ps.	333,180	Ps.	1,466,016	Ps.	6,534,804	Ps.	13,178	Ps.	8,013,998	Ps.	8,347,178	Ps.	164,749	Ps.	8,511,927

Repurchase of shares, net	(2,145,651)		(1,655)		—		(1,655)		(242,546)		—		—		(242,546)		(244,201)		—		(244,201)
Dividends paid	—		—		—		—		—		(1,598,681)		—		(1,598,681)		(1,598,681)		—		(1,598,681)
Increase in reserve for repurchase of shares	—		—		—		—		33,984		(33,984)		—		—		—		—		—
Consolidated comprehensive income	—		—		—		—		—		3,219,798		(8,984)		3,210,814		3,210,814		7,636		3,218,450

Balance as of December 31, 2019	391,300,815		301,739		29,786		331,525		1,257,454		8,121,937		4,194		9,383,585		9,715,110		172,385		9,887,495

Repurchase of shares, net	(1,189,259)		(917)		—		(917)		(149,083)		—		—		(149,083)		(150,000)		—		(150,000)
Increase in reserve for repurchase of shares	—		—		—		—		391,629		(391,629)		—		—		—		—		—
Consolidated comprehensive income	—		—		—		—		—		1,094,358		(9,127)		1,085,231		1,085,231		3,521		1,088,752

Balance as of December 31, 2020	390,111,556		300,822		29,786		330,608		1,500,000		8,824,666		(4,933)		10,319,733		10,650,341		175,906		10,826,247

Repurchase of shares, net	(3,942,131)		(3,040)		—		(3,040)		(471,812)		—		—		(471,812)		(474,852)		—		(474,852)
Dividends paid	—		—		—		—		—		(1,979,790)		—		(1,979,790)		(1,979,790)		—		(1,979,790)
Consolidated comprehensive income	—		—		—		—		—		2,857,265		2,997		2,860,262		2,860,262		6,365		2,866,627

Balance as of December 31, 2021	386,169,425	Ps.	297,782	Ps.	29,786	Ps.	327,568	Ps.	1,028,188	Ps.	9,702,141	Ps.	(1,936)	Ps.	10,728,393	Ps.	11,055,961	Ps.	182,271	Ps.	11,238,232

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

	Thousands of U.S.
	dollars
	(Convenience
	Translation
	Note 3 d)		Year ended December 31,
	2021		2021		2020		2019
Cash flows from operating activities:
Income before income taxes	U.S.$	187,412	Ps.	3,835,809	Ps.	1,492,380	Ps.	4,599,656
Adjustments for:
Depreciation and amortization		23,805		487,230		435,344		415,252
Major maintenance provision		25,048		512,653		392,531		292,324
Increase (decrease) in allowance for doubtful accounts		32		646		18,342		(241)
Gain on sales of property and equipment		(74)		(1,520)		(5,380)		(1,162)
Present value of major maintenance provision		5,577		114,137		75,262		23,157
Interest income		(6,326)		(129,479)		(111,889)		(171,236)
Interest expense		19,667		402,538		345,237		352,851
Exchange differences		(4,149)		(84,916)		(72,253)		44,007
		250,992		5,137,098		2,569,574		5,554,608
(Increase) decrease trade accounts receivable, net		(12,345)		(252,673)		(94,229)		(60,949)
(Increase) decrease recoverable tax		13,034		266,765		(246,597)		(183,103)
(Increase) decrease of repayment for contractors, other accounts receivable and prepaid expenses		693		14,175		(16,576)		(25,156)
Increase (decrease) trade accounts payable		(1,583)		(32,374)		7,384		(26,880)
(Decrease) increase payable taxes and other accrued expenses		(4,813)		(98,515)		48,472		41,367
Income taxes paid		(24,016)		(491,542)		(747,867)		(1,324,834)
Increase (decrease) related parties, net		4,777		97,780		(72,554)		(42,276)
Major maintenance provision		(9,920)		(203,042)		(103,704)		(305,133)
Increase guarantee deposits and labor obligations		448		9,172		(40,425)		88,880
Net cash flows from operating activities		217,267		4,446,844		1,303,478		3,716,524
Cash flows from investment activities:
Acquisition of property improvements		(4,951)		(101,333)		(157,992)		(57,103)
Other non-current assets		—		—		(65)		(753)
Proceeds from sale of property and equipment		74		1,520		5,380		1,162
Acquisition of improvements in concessioned assets		(89,145)		(1,824,557)		(1,283,642)		(1,086,426)
Other investments held to maturity		—		—		—		19,657
Interest received		6,326		129,479		111,889		171,236
Net cash flows used by investing activities		(87,696)		(1,794,891)		(1,324,430)		(952,227)
Cash flow from financing activities:
Borrowing of short term debt		131,918		2,700,000		—		—
Payment of long-term debt		(682)		(13,967)		(42,592)		(40,790)
Issuance of debt securities		171,005		3,500,000		—		—
Amortization of debt securities		(146,576)		(3,000,000)		—		—
Debt issuance costs		(628)		(12,859)		—		—
Repurchase of shares		(23,201)		(474,852)		(150,000)		(244,201)
Loans obtained from related parties		—		—		41,895		14,700
Loans repaid to related parties		(359)		(7,350)		—		—
Interest paid		(17,800)		(364,324)		(320,866)		(327,309)
Dividends paid		(96,730)		(1,979,790)		—		(1,598,681)
Financial leases payments		(2,667)		(54,589)		(57,325)		(50,180)
Net cash used by financing activities		14,280		292,269		(528,888)		(2,246,461)
Net increase (decrease) in cash and cash equivalents		143,851		2,944,222		(549,840)		517,836
Effects of exchange rate changes on the foreign currency cash balance		4,111		84,138		78,771		(46,865)
Cash and cash equivalents at the beginning of the year cash balance		144,563		2,958,804		3,429,873		2,958,902
Cash and cash equivalents at the end of the year	U.S.$	292,525	Ps.	5,987,164	Ps.	2,958,804	Ps.	3,429,873

Non cash investing activities which are not reflected in the consolidated statements of cash flows:
Acquisition of property, leasehold improvements and equipment, including finance leases	U.S.$	—	Ps.	—	Ps.	250	Ps.	593
Acquisition of other assets		—		—		—		265
Acquisition of improvements in concessioned assets		2,879		58,925		29,342		29,068

The accompanying notes are an integral part of these consolidated financial statements

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Subsidiary of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Mexican pesos, except otherwise indicated)

1.           Nature of business operations

Operations

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. (“GACN” or the “Company”), is a subsidiary of Servicios de Tecnología Aeroportuaria, S. A. de C.V. (“SETA”). GACN is a holding company, whose subsidiaries are engaged in the administration, operation, and use of 13 airports under a concession granted by the Mexican Government through the Ministry of Infrastructure, Communications and Transportation. The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón, and Zacatecas. The Company also generates revenue from hotel services provided by Consorcio Grupo Hotelero T2, S.A. de C.V. (the Terminal 2 NH Hotel) and Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V. (the Hilton Garden Inn Hotel), located at Terminal 2 of the Mexico City International Airport and at Monterrey International Airport, respectively.

The address of the Company’s corporate office is Patriotismo #201, 5th Floor, San Pedro de los Pinos, Mexico City, Zip Code 03800.

2.           Significant events

OMA21V and OMA21-2 GACN Notes Issuance

On April 16, 2021, GACN announces the successful completion of its issuance of Ps.3,500,000 in long-term notes in the Mexican market through two tranches issued jointly as part of a program to issue long-term (“the Issuances”). One of the tranches was placed as a Green Bond. The issuances are the following:

●	Ps.1,000,000 in 5-year Green Notes (ticker: OMA21V) at a variable rate of TIIE 28 + 75 basis points. The Green Notes pay interest every 28 days, and principal amount will be paid at maturity on April 10, 2026.

●	Ps.2,500,000 in 7-year Notes (ticker: OMA21-2) at a fixed rate of 7.83%. The notes pay interest every 182 days, and principal amount will be paid at maturity on April 7, 2028.

The proceeds were used for the early redemption of Ps.3,000,000 of 7-year debt securities that were issued on June 16, 2014, and will be used to finance eligible green projects, such as solar generation and energy efficiency projects.

Dividend payments

Pursuant to the resolutions adopted at the Annual Ordinary Stockholders’ Meeting held on April 21, 2021, the Board of Directors determined the payment of a dividend in the amount of Ps.2,000,000,000 to be paid in a single exhibition in the amount of 5.126738671 pesos per share. The payment date was December 14, 2021, upon delivery of coupon number 3.

On January 7, 2022, in accordance with the resolutions adopted by its General Ordinary and Extraordinary Shareholders’ Meeting, held on December 22, 2021, the Board of Directors with the power delegated by the Shareholders’ Meeting, determined the payment of a cash dividend of Ps.4,370,000,000 to be paid in a single installment of Ps.11.201923995 per share. The payment date was January 19, 2022, upon delivery of coupon number 4.

Tender offer

On July 7, 2021, Aerodrome Infrastructure S.à r.l. (Aerodrome), an affiliated of SETA, settled the simultaneous tender offer in Mexico and in the United States of America, for the shares of GACN fully subscribed and paid-in capital stock (the “Offer”). Consequently, Aerodrome acquired 60,155,201 series B ordinary shares, nominative and without par value, of GACN fully subscribed and paid-in capital stock, which represents 15.4% of the Company’s outstanding capital stock. As a result of the foregoing, SETA and Aerodame, indirectly own 30.1% of the Company’s outstanding capital stock.

Issuance of Treasury Stock

At the Ordinary General Shareholders’ Meeting held on June 11, 2021, the shareholders approved to carry out the issuance of 49,766,000 (forty-nine million seven hundred sixty-six thousand) unsubscribed and unpaid Series B Shares to be kept in the treasury of the Company, exclusively to cover the possible conversion of the Series BB Shares owned by SETA into Series B shares, in case of default under certain financing agreements to which SETA and Aerodrome are parties. Neither such issuance nor its potential conversion will result in any dilution to GACN’s shareholders.

3.           Basis of presentation and consolidation

a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), including amendments and interpretations, as issued by the International Accounting Standards Board (IASB).

b)Consolidated statement of financial position

According to the requirements of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), GACN must present as part of its basic consolidated financial statements, a third year in the consolidated statement of financial position.

c)Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis; notwithstanding, fair value is disclosed in certain cases. In addition, the Company determines the fair value of certain financial instruments for disclosures purposes.

i.	Historical cost

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

ii.	Fair value

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

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1: Inputs are quoted prices for identical assets or liabilities that the Company can access at the measurement date.

●	Level 2: Inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3: Inputs are unobservable inputs for the asset or liability.

d)Impact of Covid 19

On March 11, 2020, the World Health Organization (WHO) declared a new strain of coronavirus (COVID-19) as a pandemic. COVID-19 resulted in travel restrictions imposed by governments of various countries, flight cancellations, and a marked decrease in demand for air travel by passengers, both domestically and internationally. In 2020, the Company had a 52.3% decrease in passengers compared to 2019. During 2021, the Company had a significant recovery in the level of passengers transported of 63%. Likewise, the Company's total revenues and operating income increased 62% and 139% respectively in 2021.

e)Going concern

The consolidated financial statements have been prepared by management assuming that the Company will continue to operate as a going concern.

Derived from the uncertainty and duration of this pandemic, the Company analyzed, among others, the following considerations to determine that it will continue to operate as a going concern.

●	Despite the fact that COVID-19 has had a significant impact on the airline industry, by strongly reducing the demand for airline tickets and causing a consequent reduction in the capacity of seats offered by airlines, the Company generated a net income of Ps.2,863,630 and Ps.1,097,879, in 2021 and 2020, respectively.
●	The recovery is expected to continue in subsequent years, which will translate into an increase in the Company's revenue and profit levels.
●	Management considers that liquidity levels are healthy, and the Company's leverage is low.
●	The Company's credit ratings have not been downgraded since the beginning of the pandemic and as of the date of this report remain at the same level as they were in March 2020.

●	Management considers that it has adequate access to sources of capital and estimates that with the generation of resources from operations and its cash level, it will allow the Company to meet its operating, investment, and debt obligations.

Therefore, management believes that the Company will continue as a going concern for the foreseeable future.

f)Convenience translation

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2021, and for the year then ended have been translated into U.S. dollar amounts at the exchange rate of Ps.20.4672 pesos per U.S. dollar, as published by Banco de México, Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

g)Reporting and functional currency

The Mexican peso, legal currency of the United Mexican States is the currency in which the consolidated financial statements are presented (reporting currency) and the Company’s functional currency. Transactions in currencies other than the peso are recorded in accordance with established policies described in note 4 b.

h)Consolidated statements of income and other comprehensive income

The Company chose to present the consolidated statement of income and other comprehensive income in a single statement, as well as presenting operating income in such statement in accordance with practices in the industry. Costs and expenses were classified according to their nature.

i)Statement of Cash Flows

The Company presents the cash flows from operating activities using the indirect method, in which the profit or loss is adjusted to reflect the effect of transactions that do not require cash flow, including those associated with investment or financing activities.

j)Principles of consolidation

The consolidated financial statements incorporate the financial statements of GACN and its subsidiaries. Control is achieved when GACN or its subsidiaries:

●	Have power over the investee.

●	Are exposed, or have rights, to variable returns from involvement with the investee; and

●	Have the ability to use their power to affect their returns.

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

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

●	The percentage of the Company’s holding of voting rights relative to the percentage and dispersion of holdings of the other vote holders.

●	Potential voting rights held by the Company, other vote holders or other parties.

●	Rights arising from other contractual arrangements; and

●	Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

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

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2021, were the same as those applied in the consolidated financial statements for 2020 and 2019, except for the standards and interpretations described in paragraph (a) (I) included below, which were applicable to the Company and were effective during 2021.

a.	Adoption of new and revised International Financial Reporting Standards

I.	Application of new and modified International Financing Reporting Standards (“IFRSs” or “IAS”) that are mandatorily effective for the accounting period beginning on or after 2021

i.	Impact of the initial application of Interest Rate Benchmark Reform (amendments to IFRS 9, IAS 39 and IFRS 7. )

In the current year, the Company adopted Phase 2 amendments Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. Adopting these amendments enables the Company to reflect the effects of transitioning from the Interbank Offered Rate (IBOR) to alternative benchmark interest rate (also referred to as “risk-free rate” or RFRs) without given rise to accounting impacts that would not provide useful information to users of financial statements.

The Company’s management determined that the application of these amendments did not have a material impact on the consolidated financial statements.

ii.	Impact of the initial application of Covid-19-Related Rent Concessions Amendment to IFRS 16

In the prior year, the Company early adopted Covid19-Related Rent Concessions (amendment to IFRS 16) that provided practical relief to lessees in accounting for rent concessions occurring as a direct consequence of COVID-19, by introducing a practical expedient to IFRS 16.

In March 2021, the IASB issued Rent Concessions related to COVID-19 after June 30, 2021 (amendment to IFRS 16). When the IASB issued amendments to IFRS 16 in May 2020, the lessor was allowed to apply the practical expedient of the rent concession for any reduction in lease payments affecting the original payments before or at June 30, 2021. Due to the nature of the COVID-19 pandemic, the amendment extended a practical expedient to apply those original payments on or before June 30, 2022.

The Company’s management determined that the application of these amendments did not have a material impact on the consolidated financial statements, since it did not receive rent concessions in the period.

II.	New and modified IFRS Standards in issue but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new and modified IFRS Standards that have been issued but are not yet effective:

IFRS 10 and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (3)
Amendments to IAS 1	Classification of Liabilities as Current or Non-current. (2)
Amendments to IFRS 3	Reference to the Conceptual Framework (1)
Amendments to IAS 16	Property, Plant and Equipment—Proceeds before Intended Use (1)
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract (1)
Annuals Amendments a IFRS cycle del 2018 – 2020	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards (2), IFRS 9 (1) Financial Instruments, IFRS 16 Leases (3).
Amendments to IAS 1 and IFRS Practice Statements 2	Disclosure of accounting policies (3).
Amendments to IAS 8	Definition of accounting estimates (2).
Amendments to IAS 12	Deferred taxes related to assets and liabilities arising from a single transaction (2).

1)	Effective for annual periods beginning on the January 1, 2022
2)	Effective for annual periods beginning on January 1, 2023
3)	Effective day has not yet been defined by the IASB.

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

As of December 31, 2021, 2020 and 2019, all of the Company’s financial assets have been recognized at amortized cost.

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

Financial assets at fair value through other comprehensive income are those whose business model is based on obtaining contractual cash flows and selling financial assets, in addition to their contractual conditions giving rise, on specified dates, to cash flows that they are only payments of the principal and interest on the outstanding principal amount. As of December 31, 2021, the Company does not have financial assets at fair value through other comprehensive income.

iii)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified at fair value through profit or loss when the financial asset is held for trading, or it is designated as fair value through profit or loss. As of December 31, 2021, 2020 and 2019, the Company does not have financial assets at fair value through profit.

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

The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the debtor has been placed under liquidation or bankruptcy proceedings. Any recoveries made are recognized in profit or loss.

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

The measurement of expected credit losses is a function of the probability of default, loss due to a default (i.e., the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss due to a default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

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

Lease payments included in the measurement of the lease liability comprise in:

●	Fixed payments, (including in-substance fixed payments; ), less any lease incentives receivable.
●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date.
●	The amount expected to be payable by the lessee under a residual value guarantee.
●	The exercise price of purchase options if the lessee is reasonably certain to exercise the options, and
●	Payments of penalties for terminating the lease if the lease term reflects the exercise of an option to terminate the lease.

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

-      A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

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

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets is substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

i.	Investment in airport concessions

This item consists of the rights paid to manage, operate and, in certain cases make capital investments to 13 airports based on a concession granted by the Mexican Government through the Ministry of Infrastructure, Communications and Transportation, and to use their facilities, for a 50-year term.

Investment in concessions includes the rights to use airport facilities of airport concessions and improvements to concessioned assets and represents the amount granted by the Ministry of Infrastructure, Communications and Transportation to each airport concessions, plus improvements made to each individual concession since the time of grant.

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

An intangible asset results when the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after construction is complete, in which the future cash flows of the operator have not been specified, because they may vary depending on the use of the asset and are therefore considered contingent. The cost of financing incurred during the construction period is capitalized.

Investments in airport concessions are amortized on a straight-line basis over the term of the concession, which is until 2048, or from the date of capitalization of additions or improvements considering the remaining term of the concession.

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

When an impairment subsequently reverses, the Company reverses a portion, or all of the impairment losses recognized in prior periods. When an impairment loss is reversed, the carrying amount of the asset is increased to the revised estimated value of its recoverable amount, only to the extent that the increased carrying amount does not exceed the carrying amount that would have been calculated if no impairment loss had been initially recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The Company determined recoverability of its deferred tax assets for each subsidiary based on its projections of future taxable income, which include the Master Development Program and the maximum rates for the period 2021-2025 approved by the Ministry of Infrastructure, Communications and Transportation.

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

As a result of the Income Tax Law of 2014, as of December 31, 2021, and 2020, the PTU is determined based on taxable income according to section I of article 9 of the same Law.

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

Aeronautical services

Consist mainly of revenues generated from activities related to services provided to airlines and passengers. These revenues are subject to a system of prices regulated by the Ministry of Infrastructure, Communications and Transportation, which establishes a maximum rate for such aeronautical and complementary services provided at each airport. Such revenues are recognized when the related services are rendered.

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

The cost for construction services is determined according to the cost the Company would incur in the construction or improvements based on the investments included in the Master Development Program, for which, through a tender offer, the Company contracts third parties to perform. The revenue amount and cost are equivalent because the Company does not obtain any profit margin for the construction and consider that the costs incurred are paid at market prices.

p.	Basic and diluted earnings per share

Basic earnings per share are computed by dividing net income of the controlling interest by the weighted average number of common shares outstanding during the year. The Company does not have potentially dilutive shares

5.           Critical accounting judgments and key sources of estimation uncertainty

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

b.Key sources of estimation uncertainty

Basic assumptions concerning the future and other key sources of uncertainty in the estimates made at the end of the reporting period, that have a significant risk of causing significant adjustments to the carrying amounts of assets and liabilities within the following financial year are as follows:

●	The Company performs an allowance for doubtful accounts analysis based on the expected credit losses required by IFRS 9, considering key factors such as the customers’ financial and operating situation, conditions of past due accounts and the economic conditions of the country. This estimate is reviewed periodically, and the condition of past due accounts is determined considering the terms established in the agreements.

●	The Company’s long-lived assets correspond to concessions granted by the Mexican Government, properties, leasehold improvements and equipment. The Company reviews the carrying amounts of its long-lived assets to determine whether there are indications of impairment.

Despite of impact of the pandemic generated by COVID-19, the Company did not identify impairment with respect to the investment of the NH T2 Hotel recorded in improvements in leased assets, whose lease contract with Mexico City International Airport expires in 2029.

The Company determined the recoverable amount of the cash-generating unit corresponding to NH T2 by estimating the value in use, which uses cash flow projections based on projections over the remaining life of the lease until 2029, discounted at an after-tax discount rate of between 10.2% to 11.2%. Over the projection period, management considers an occupancy rate of 79% in 2022, gradually recovering to an average of 83% by 2024 onwards. It is also estimated that the average fare would exceed 2019 levels in 2023 and would be updated mainly with inflation thereafter. The Company's management, based on value in use calculations, has not identified any impairment as the recoverable amount exceeds the carrying value of the cash generating unit by approximately 13%. The recoverable amount includes the carrying value of the finance lease.

Management estimates that the value in use considering an average rate reduction of 13.1% or an occupancy rate 1,073 basis points lower than estimated during the projection period would equal the carrying value of the cash generating unit.

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

Although these estimates were made based on the best information available as of December 31, 2021, 2020 and 2019 it is possible that future events may require the Company to modify (increase or decrease) the amounts in the coming years, which in such case would be applicable on a prospective basis by recognizing the effects of changes in estimates in the corresponding consolidated financial statements.

6.           Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	December 31,
	2021		2020		2019

Cash	Ps.	5,986,217	Ps.	2,360,422	Ps.	2,916,936
Cash equivalents:
Bank notes		—		598,382		512,027
Money market investment funds		947		—		910
	Ps.	5,987,164	Ps.	2,958,804	Ps.	3,429,873

7.           Accounts receivable

a.           The balance of accounts receivable is as follows:

	December 31,
	2021		2020		2019
Receivables	Ps.	1,106,002	Ps.	854,402	Ps.	766,748
Allowance for doubtful accounts (note 7 b.)		(20,332)		(20,759)		(8,992)
	Ps.	1,085,670	Ps.	833,643	Ps.	757,756

Accounts receivables represent principally the passenger charges (TUA) paid by each passenger (other than diplomats, infants, and transit passengers) using the airports operated by the Company. These TUA are collected by airlines and subsequently paid to the Company. As of December 31, 2021, 2020 and 2019, amounts receivable for passenger charges amounted to Ps.952,522. Ps.658,269 and Ps.625,246, respectively.

The Company’s management considers that the carrying amount of accounts receivable approximates its fair value given their short-term nature. No interest income is generated by any short-term account receivable. As of December 31, 2021, 2020 and 2019, the balance of the allowance for doubtful accounts was Ps.20,332, Ps.20,759 and Ps.8,992, respectively.

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

	December 31,
	2021	2020	2019
	%	%	%
Accounts receivable:
Aeroenlaces Nacionales, S. A. de C. V.	35.78	33.00	21.16
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	24.01	28.10	27.40
Aerolitoral, S. A. de C. V.	8.82	8.98	20.88
Aerovías de México, S. A. de C.V.	10.44	4.74	6.70

	Year ended December 31,
	2021	2020	2019
	%	%	%
Revenues by client:
Aerolitoral, S. A. de C. V.	8.14	10.49	13.26
Aeroenlaces Nacionales, S. A. de C. V.	28.45	21.07	17.79
ABC Aerolíneas, S. A. de C. V.	—	4.24	10.38
Concesionaria Vuela Compañía de Aviación, S. A. P. I. de C. V.	19.32	17.36	16.11
Aerovías de México, S. A. de C. V.	6.78	4.07	4.07

On June 30, 2020, Grupo Aeromexico, S.A.B. de C.V. and certain of its subsidiaries, including Aerolitoral, S.A. de C.V. and Aerovias de Mexico, S.A. de C.V. entered into reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Law. As of December 31, 2021, and the date of issuance of the financial statements, both Aerolitoral, S.A. de C.V. and Aerovias de Mexico, S.A. de C.V. are substantially current in their payments with the Company and continue to operate the Company's Airports.

During the last quarter of 2020, ABC Aerolíneas, S.A. de C.V. ceased operating at the Company's airports. The amount of accounts receivable from this customer at December 31, 2021, is not material.

b.           The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2021		2020		2019

Beginning balance	Ps.	20,759	Ps.	8,992	Ps.	31,986
Decrease		646		18,342		(241)
Cancelation		—		(5,542)		—
Write-off		(1,073)		(1,033)		(22,753)
Ending balance	Ps.	20,332	Ps.	20,759	Ps.	8,992

The write-off of doubtful accounts is recognized once the Company has exhausted all means for collection of the account.

The movements in the estimate for customer impairment in 2021, with the expected loss model used by the Company, are presented below:

	Airports		Others		Total

Gross book value	Ps.	1,039,503	Ps.	46,167	Ps.	1,085,670
Collateral		1,242,255		25,432		1,267,687

Probability of default in range		0% - 100%		0% - 100%
Loss due to default range		0% - 100%		0% - 100%
Beginning balance of impairment of account receivable	Ps.	17,428	Ps.	3,331	Ps.	20,759
(Decrease) increase in the provision		537		109		646
Write-off		(1,073)		—		(1,073)
Ending balance	Ps.	16,892	Ps.	3,440	Ps.	20,332

8.           Other accounts receivable and prepaid expenses

Other accounts receivable and prepaid expenses are comprised as follows:

	December 31,
	2021		2020		2019

Prepaid expenses	Ps.	33,180	Ps.	59,033	Ps.	33,310
Guarantee deposits		6,952		6,167		5,897
Others		2,201		1,375		3,535
	Ps.	42,333	Ps.	66,575	Ps.	42,742

9.           Property, leasehold improvements and equipment

Property, leasehold improvements and equipment are as follows:

	December 31,
	2021		2020		2019
Net carrying value:
Land (see note 10)	Ps.	1,709,508	Ps.	1,709,508	Ps.	1,709,508
Leasehold improvements		857,274		854,829		786,085
Machinery and equipment		53,600		72,867		83,611
Furniture and office equipment		22,786		27,940		35,105
Transportation equipment		51		287		1,555
Computer equipment		5,857		2,838		2,212
Construction in progress for leasehold improvements		75,220		32,200		29,025
	Ps.	2,724,296	Ps.	2,700,469	Ps.	2,647,101

													Construction
					Machinery		Furniture						in progress of
			Leasehold		and		and office		Transportation		Computer		leasehold
Cost	Land		improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2019	Ps.	1,709,508		999,798		202,959		158,112		61,730		67,731		5,409		3,205,247
Acquisitions		—		49,345		3,386		2,168		—		869		80,290		136,058
Disposals		—		—		—		(525)		—		—		—		(525)
Transfers		—		9,403		—		—		(34,283)		(430)		(55,656)		(80,966)
Other		—		—		—		(20)		(5,792)		(595)		(1,018)		(7,425)

Balance as of December 31, 2019		1,709,508		1,058,546		206,345		159,735		21,655		67,575		29,025		3,252,389
Acquisitions		—		—		8,380		440		—		3,973		134,821		147,614
Transfers		—		130,420		—		—		—		—		(130,420)		—
Other		—		—		—		(206)		—		(3,097)		(1,226)		(4,529)

Balance as of December 31, 2020		1,709,508		1,188,966		214,725		159,969		21,655		68,451		32,200		3,395,474
Acquisitions		—		463		208		1,908		—		5,023		114,129		121,731
Disposals		—		—		—		—		(2,393)		—		—		(2,393)
Transfers		—		70,373		53		590		—		—		(71,109)		(93)
Other		—		—		(7,237)		—		(1,003)		(330)		—		(8,570)
Balance as of December 31, 2021	Ps.	1,709,508	Ps.	1,259,802	Ps.	207,749	Ps.	162,467	Ps.	18,259	Ps.	73,144	Ps.	75,220	Ps.	3,506,149

											Construction in
					Furniture and						progress of
Accumulated	Leasehold		Machinery and		office		Transportation		Computer		leasehold
depreciation	improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2019	Ps.	(216,577)		(103,765)		(115,438)		(36,404)		(62,801)		—		(534,985)
Depreciation		(55,884)		(18,969)		(9,729)		(4,806)		(3,051)		—		(92,439)
Disposals		—		—		525		—		—		—		525
Other		—		—		12		21,110		489		—		21,611

Balance as of December 31, 2019		(272,461)		(122,734)		(124,630)		(20,100)		(65,363)		—		(605,288)
Depreciation		(61,676)		(19,124)		(7,720)		(1,268)		(2,532)		—		(92,320)
Disposals		—		—		—		—		—		—		—
Other		—		—		321		—		2,282		—		2,603

Balance as of December 31, 2020		(334,137)		(141,858)		(132,029)		(21,368)		(65,613)		—		(695,005)
Depreciation		(68,391)		(19,347)		(7,652)		(64)		(2,027)		—		(97,481)
Disposals		—		7,056		—		2,446		—		—		9,502
Other		—		—		—		778		353		—		1,131

Balance as of December 31, 2021	Ps.	(402,528)	Ps.	(154,149)	Ps.	(139,681)	Ps.	(18,208)	Ps.	(67,287)	Ps.	—	Ps.	(781,853)

10.         Investment in airport concessions

The Company has concessions to operate, maintain and develop 13 airports in Mexico, which are concentrated in central and northern regions of the country. Each concession is for 50 years from November 1, 1998. The term of each of the Company’s concessions may be extended by the Ministry of Infrastructure, Communications and Transportation under certain circumstances for a period not exceeding 50 years.

As operators of 13 airports the Company earns revenue from airlines, passengers, and other users for using the airport facilities. The Company also earns revenues for commercial activities carried out at the airports, such as leasing of space to restaurants and other shops.

Each airport concession agreement contains the following terms and basic conditions:

a.	The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements or maintenance of the related facilities in accordance with its five-year period Master Development Program, and to provide airport, complementary and commercial services.

b.	The concessionaire will use the airport facilities only for the purposes specified in the concession agreement, will provide services in conformity with the law and applicable regulations and will be subject to inspections by the Ministry of Infrastructure, Communications and Transportation.

c.	The concessionaire must pay a concession tax for the right to use airport facilities (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duties Law.

d.	The Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares) has the exclusive right to supply fuel at the concessionaire’s airports.

e.	The concessionaire must grant free access to specific airport areas to certain Mexican government agencies, so that they may carry out their activities within the airports.

f.	The concession may be revoked if the concessionaire breaches any of its obligations established in the concession title, as established in Article 26 and 27 of the Mexican Airport Law and in the concession title. The breach of certain concession terms may be cause for revocation if the Ministry of Infrastructure, Communications and Transportation has applied sanctions in three different instances with respect to the same concession term.

Since the concessionaire is part of an integrated economic group, the concessionaire and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V, they will respond jointly and severally to the Ministry of Infrastructure, Communications and Transportation, regarding the obligations contained in each of the concessions granted and as indicated in the concession title. The terms and conditions of each concession contract have been fulfilled in all important aspects during the years ended December 31, 2021, 2020 and 2019.

Investments in airport concessions include improvements to concessioned assets, rights to use airport facilities, and airport concessions. The total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the fair value of the assets determined by an independent appraiser. At any airport concession where the cost exceeded the fair value, the excess was recognized within the airport concessions line item.

As of December 31, 2021, 2020 and 2019, the carrying value of the right to use airport facilities, airport concessions and improvement to concessioned assets classified as intangible assets are as follows:

	December 31,
	2021		2020		2019
Projects completed and in operation:
Airport concessions	Ps.	605,643	Ps.	605,643	Ps.	605,643
Rights to use airport facilities		3,356,762		3,356,762		3,356,762
Improvements to concessioned assets (see note 15)		9,694,492		8,594,136		7,331,450
Improvements to concessioned assets in progress		1,303,793		615,246		624,063
Accumulated amortization		(3,280,006)		(2,942,131)		(2,650,807)
	Ps.	11,680,684	Ps.	10,229,656	Ps.	9,267,111

The changes in investment in concessions are as follows:

	December 31,
	2021		2020		2019
Investment in airport concessions
Beginning balance	Ps.	13,171,787	Ps.	11,917,919	Ps.	10,963,084
Increase		1,788,903		1,253,868		954,835
Ending balance		14,960,690		13,171,787		11,917,919
Amortization of airport concessions:
Beginning balance		(2,942,131)		(2,650,807)		(2,396,427)
Increase		(337,875)		(291,323)		(254,380)
Ending balance		(3,280,006)		(2,942,131)		(2,650,807)
Net investment in airport concessions	Ps.	11,680,684	Ps.	10,229,656	Ps.	9,267,111

Master Development Plan – The Company is obligated to carry out maintenance, improvements to concessioned assets and acquire fixed assets according to the Master Development Program. The Master Development Program for 2021-2025 is Ps.11,979,621 in pesos with purchasing power of December 31, 2019, and Ps.14,514,871 in pesos with purchasing power of December 31, 2021, as updated with the National Producer Price Index (INPPIC) of the construction industry, in accordance with the concession contract. The amount to be incurred as of December 31, 2021, is Ps.12,519,332, which is anticipated to be carried out as follows:

Year	Amount
2022	Ps.	4,024,680
2023		3,022,167
2024		2,894,608
2025		2,577,877
	Ps.	12,519,332

The Master Development Program for the previous five-year period 2016-2020, was for Ps.4,445,653, with purchasing power as of December 31, 2014, and Ps.6,303,586 with purchasing power as of December 31, 2020, as updated with the INPPIC. The amount pending to be exercised as of December 31, 2020, is Ps.264,783, was applied during 2021, with no remaining balance to be exercised.

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

Additionally, during the 2011 Master Development Program revision, Ps.77,306 was included due to an extraordinary adjustment in its maximum tariff under the Master Development Program. The remaining investment to be recognized for a cost of Ps.695,759 (amount expressed in 2009 nominal pesos), has been included in the indicative periods 2026-2035 of the approved Master Development Program. This amount may not be recognized by the Ministry of Infrastructure, Communications and Transportation in the future. The final recovery amounts are adjusted annually based on INPPIC.

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

11.         Composition of GACN

a.	The following tables set forth information about the composition of GACN as of December 31, 2021, 2020 and 2019:

	Place of	Number of subsidiaries
	incorporation and	December 31,
Principal activity	operation	2021, 2020, 2019
Airports	Mexico	13
Hotels	Mexico	2
Services	Mexico	9
		24

b.	The consolidated subsidiaries are as follows:

Name of subsidiary	Ownership Percentage
Airport services;
Aeropuerto de Monterrey, S. A. de C. V.	100%
Aeropuerto de Acapulco, S. A. de C. V.	100%
Aeropuerto de Mazatlán, S. A. de C. V.	100%
Aeropuerto de Zihuatanejo, S. A. de C. V.	100%
Aeropuerto de Culiacán, S. A. de C. V.	100%
Aeropuerto de Ciudad Juárez, S. A. de C. V.	100%
Aeropuerto de Chihuahua, S. A. de C. V.	100%
Aeropuerto de Torreón, S. A. de C. V.	100%
Aeropuerto de Durango, S. A. de C. V.	100%
Aeropuerto de Tampico, S. A. de C. V.	100%
Aeropuerto de Reynosa, S. A. de C. V.	100%
Aeropuerto de Zacatecas, S. A. de C. V.	100%
Aeropuerto de San Luis Potosí, S. A. de C. V.	100%
Hotels and Services:
Operadora de Aeropuertos del Centro Norte, S. A. de C. V.	100%
Servicios Aeroportuarios del Centro Norte, S. A. de C. V.	100%
Servicios Aero Especializados del Centro Norte, S. A. de C. V.	100%
OMA Logística, S. A. de C. V.(1)	100%
Holding Consorcio Grupo Hotelero T2, S. A. de C. V.(2)	100%
(1)	Includes subsidiaries with interest in; OMA VYNMSA Aero Industrial Park, S.A. de C.V (VYNMSA) of which the Company owns 51% of the shares, Consorcio Hotelero Aeropuerto de Monterrey, S.A.P.I de C.V. with 85% and Servicios Hoteleros Aeropuerto de Monterrey, S.A. de C.V. with 85%.
(2)	Provides hotel services and includes its subsidiaries: Servicios Complementarios del Centro Norte S.A. de C.V., with 100% of the shares, Consorcio Grupo Hotelero T2, S.A. de C.V. and Servicios Corporativos Terminal 2, S.A. de C.V. with 90% of the shares.

The Company has the majority of voting power at shareholders’ meetings of the subsidiaries and has control by virtue of its contractual right to appoint the board of directors of the companies, who are empowered to affect their relevant activities.

As of December 31, 2021, 2020 and 2019, the Company has not made investments in shares of any structured or investment-related entity.

12.         Trade accounts payable

Trade accounts payable consist of the following

	December 31,
	2021		2020		2019
Suppliers and contractors	Ps.	123,330	Ps.	107,507	Ps.	140,806
Customer advances		58,512		91,841		43,102
Statutory employee profit sharing		31,365		4,700		12,883
	Ps.	213,207	Ps.	204,048	Ps.	196,791

13.         Payable taxes and other accrued expenses

Tax payable and other accrued expenses are comprised of the following

	December 31,
	2021		2020		2019
Accrued expenses	Ps.	210,515	Ps.	172,847	Ps.	202,363
Taxes payable other than income tax		713,850		153,046		345,461
Accrued interest		73,489		44,295		42,438
	Ps.	997,854	Ps.	370,188	Ps.	590,262

14.         Short-term debt

As of December 31, 2021, short-term debt is comprised of credit lines denominated in pesos, with unsecured guarantees as follows:

		2021
Credit line with Banco Nacional de México for Ps.1,000,000, for six months at a variable rate of TIIE 28 plus 1.0 percentage point.	Ps.	1,000,000
Credit line with HSBC Mexico for Ps.900,000, for six months, at a variable rate of TIIE 91 plus 0.50 percentage points.		900,000
Credit line with Banco Santander Mexico for Ps.1,000,000, for six months at a variable rate TIIE 28 plus 1.55 percentage points on average.		800,000
Total short-term debt		2,700,000

As of December 31, 2021, the Company has non-committed short-term credit lines available with financial institutions for Ps.350,000.

15.         Long-term debt

The long-term debt with credit institutions, debt issuances and other marketable securities is comprised as follows:

	December 31,
	2021		2020		2019
Debt securities issued in the Mexican market on June 16, 2014, for Ps. 3,000,000, accruing interest at a fixed rate of 6.85%, for a 7-year term maturing on June 7, 2021. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA	Ps.	—	Ps.	3,000,000	Ps.	3,000,000

Debt securities issued in the Mexican market on March 26, 2013, for Ps. 1,500,000, accruing interest at a fixed rate of 6.47%, for a 10-year term maturing on March 14, 2023. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA		1,500,000		1,500,000		1,500,000

Unsecured lines of credit with Private Export Funding Corporation (supported by Ex-Im Bank) in 2010 and 2011 for U.S.$ 25,365 thousand maturing on December 21, 2021. As December 31, 2021, 2020 and 2019, outstanding amounts were U.S.$0, U.S.$ 678 thousand and US.$ 2,495 thousand, respectively. Baggage screening equipment was pledged to secure the loan ⁽²⁾. The loan accrues interest at a three-month London Interbank Offered (“LIBOR”) rate plus 1.25 percentage points, with quarterly payments of principal. As of December 31, 2021, 2020 and 2019, the interest rate was %, 1.49% and 3.15%, respectively.

		—		13,503		49,575

Debt securities issued in the Mexican market on April 16, 2021, for Ps. 1,000,000, the loan accrues interest at a TIIE 28 rate (1) plus 75 basis points for a 5-year term maturing on April 10, 2026. Financing of green projects specified in the Bank's framework		1,000,000		—		—

Debt securities issued in the Mexican market on April 16, 2021, for Ps. 2,500,000, accruing interest at a fixed rate of 7.83%, for a 7-year term maturing on April 7, 2028.		2,500,000		—		—
Total long-term debt		5,000,000		4,513,503		4,549,575
Less:
Financing commissions		(3,378)		(3,115)		(5,966)
		4,996,622		4,510,388		4,543,609
Current portion long-term debt		—		(3,013,502)		(36,851)
Long-term debt	Ps.	4,996,622	Ps.	1,496,886	Ps.	4,506,758

(1)	The Interbank Offering Rate in Mexico “TIIE” to the 28-days as of December 31, 2021, was 5.7150.
(2)	Carrying value amounts to Ps.266,181, and Ps.275,095 as of December 31, 2020, and 2019, respectively, and is recorded in improvements to concessioned assets (note 10). The Company is not authorized to grant such equipment as collateral in other loans or sell them to another Company.

Changes in consolidated long-term debt for the years ended December 31, 2021, 2020 and 2019 were as follows:

	December 31,
	2021		2020		2019
Initial debt balance	Ps.	4,510,388	Ps.	4,543,609	Ps.	4,584,594
New loans		3,500,000		—		—
Long term debt repayment		(13,967)		(42,592)		(40,790)
Amortization of debt securities		(3,000,000)		—		—
Payment of commissions and other expenses		(12,859)		—		—
Amortization of expenses		12,595		2,851		2,663
Exchange rate fluctuation		465		6,520		(2,858)
Ending balance of debt	Ps.	4,996,622	Ps.	4,510,388	Ps.	4,543,609

Maturity of long-term debt as of December 31, 2021, 2020 and 2019 is described in note 21.

The long-term debt securities include certain restrictive clauses, such as limitations on disposal of assets or limitations on incurring liens, as well as early maturity clauses including the maturity of other obligations more than certain thresholds. For the years ended December 31, 2021, 2020 and 2019, these restrictions were met.

16.          Major maintenance provision

The Company has the obligation to perform major maintenance activities in its airports. The provision is recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation, at the date of the accompanying consolidated financial statements at a discount rate of 8.66%, 7.89% and 8.00% as of December 31, 2021, 2020 and 2019, respectively.

As of December 31, 2021, 2020 and 2019, the composition and changes of the Company’s major maintenance provision was as follows:

	December 31,							December 31, 2021
	2020		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	1,317,985	Ps.	626,790	(1)	Ps.	(203,042)	Ps.	692,788	Ps.	1,048,945

	December 31,							December 31, 2020
	2019		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	953,896	Ps.	467,793	(1)	Ps.	(103,704)	Ps.	443,570	Ps.	874,415

	December 31,							December 31, 2019
	2018		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	943,548	Ps.	315,481	(1)	Ps.	(305,133)	Ps.	151,554	Ps.	802,342
(1)	Includes Ps.114,137, Ps.75,262 and Ps.23,157, recognized as interest cost in the consolidated statement of income and other comprehensive income, for the unwinding effect of the present value calculation as of December 31, 2021, 2020 and 2019, respectively.

The provision for major maintenance as of December 31, 2021, reflects the update of such provision as a result of the approval in November 2020 of the Master Development Program for the period 2021-2025.

17.          Labor obligations

a.         Defined contribution plans

Until July 2021, the Company had defined contribution retirement benefit plans for all qualifying employees. The assets of the plans were held separately from the Company's assets in funds under the control of fiduciaries.

The defined contribution plan was terminated during July 2021 and the accumulated funds in the trust were transferred to the personal investment fund plans of each of the qualifying employees.

In 2021, 2020, and 2019, the total contributions to these plans based on the specific rates in the plan amounted toPs.725, Ps.894, and Ps.967, respectively.

b.         Defined benefit plans

This liability for employees derives from seniority premiums benefits and termination benefits. Seniority premiums consist of a single payment equal to 12 days’ salary for each year of service based on the employee’s most recent salary, but without exceedingly twice the current minimum wage established by law and termination benefits consist of an equivalent of 20 days for each year worked and 90 days based of salary determined on actuarial calculations performed by external actuaries, using the projected unit credit.

The Mexican plans normally expose the Company to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk

The present value of the defined benefit plan obligations is calculated using a discount rate that is determined by long-term government bond yields. To select the discount rate, the yield rate of the bond is considered, which is similar to the duration of the obligations of the Company’s labor liabilities. The average days on which benefit payments are due and not the days that the bonus is due to expire are taken into account, which means that the discount rate depends on the expectation of the flow of payments of the benefits plan.

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

The actuarial calculation of the defined benefit obligation was calculated as of December 31, 2021, 2020 and 2019 by actuaries certified by the National School of Actuaries (Colegio Nacional de Actuarios de México). The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	Year ended December 31,
	2021	2020	2019
Discount rate (see note 5 a.)	7.9%	7.4%	8.0%
Expected rate of salary increase	5.8%	5.8%	5.8%
Average longevity at retirement age for current employees (years)	14	12	14
Inflation	4.0%	4.0%	5.0%

The amounts recognized in the consolidated statement of income and other comprehensive income in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2021		2020		2019
Service cost:
Current service cost	Ps.	9,535	Ps.	8,276	Ps.	7,465
Net interest expense		8,936		8,490		7,156
Reductions and Terminations		—		(9,131)		—
Components of defined benefit costs recognized in profit or loss		18,471		7,635		14,621
Remeasurement on the net defined benefit liability:
Actuarial gains and losses arising from changes in financial assumptions		2,094		2,653		(161)
Actuarial gains and losses arising from experience adjustments		(6,414)		10,386		12,995
Components of defined benefit costs recognized in other comprehensive income (loss)		(4,320)		13,039		12,834
Total	Ps.	14,151	Ps.	20,674	Ps.	27,455

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

	December 31,
	2021		2020		2019
Present value of defined benefit obligations	Ps.	129,199	Ps.	115,691	Ps.	106,160

Movements in the present value of the defined benefit obligation in the current year are as follows:

	December 31,
	2021		2020		2019
Present value of defined benefit obligation as of January 1,	Ps.	115,691	Ps.	106,160	Ps.	79,905
Current service cost		9,535		8,276		7,465
Interest cost		8,936		8,490		7,156
Reductions and Terminations		—		(9,131)		—
Remeasurement (gains)/losses:
Actuarial gains and losses arising from changes in financial and demographic assumptions		2,094		2,653		(161)
Actuarial gains and losses arising from experience adjustments		(6,414)		10,386		12,995
Benefits paid		(643)		(11,143)		(1,200)
Present value of defined benefit obligation	Ps.	129,199	Ps.	115,691	Ps.	106,160

Significant actuarial assumptions for the determination of the defined obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

◾	If the discount rate increases (decreases) by 1%, the defined benefit obligation would decrease by Ps.15,748 (increase by Ps.18,253).

◾	If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would decrease by Ps.18,987 (increase by Ps.16,005).

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

The average duration period of the benefit obligation as of December 31, 2021, is 12.90 years (2020: 11.78 years and 2019: 13.97 years).

Expected cash flows from termination benefits and seniority premium benefits for the next 10 years are as follows:

			Seniority premium
Year	Pensions plan		benefits		Total
2022	Ps.	—	Ps.	1,000	Ps.	1,000
2023		559		1,294		1,853
2024		9,794		1,614		11,408
2025		289		1,547		1,836
From 2026 and subsequently		153,931		44,019		197,950
Total	Ps.	164,573	Ps.	49,474	Ps.	214,047

18.         Right of use assets, net and lease liability

As lessee

Lease contracts entered into by the Company are as follows:

In October 2008, the Company acquired the shares of Consorcio Grupo Hotelero T2, S.A. de C.V. As a result of this acquisition, the Company assumed the commitments established in the lease agreement signed with the Mexico City International Airport for a period of 20 years, to construct, prepare and operate a hotel, and manage commercial areas at Terminal 2 of the Mexico City International Airport, establishing a minimum guaranteed income (“MGI”) of Ps.32,406 annually as rent, or a royalty of the 18% of the hotel’s revenue, whichever is greater. The MGI will be adjusted on an annual basis using the NCPI.

a.	The following is a summary of the right-of-use assets and the lease liability

Cost	Buildings		Other		Total
Balance as of January 1, 2020	Ps.	224,074	Ps.	23,983	Ps.	248
Additions		9,771		769		11
Decreases		(1,055)		(1,475)		(2,530)
Balance as of December 31, 2020		232,790		23,277		256,067
Additions		41,771		24,754		66,525
Decreases		(29,653)		(6,196)		(35,849)
Balance as of December 31, 2021	Ps.	244,908	Ps.	41,835	Ps.	286,743
Depreciation
Balance as of January 1, 2021	Ps.	(62,266)	Ps.	(15,554)	Ps.	(77,820)
Depreciation of the year		(32,339)		(8,936)		(41,275)
Decreases		27,555		1,928		29,483
Balance as of December 31,2021	Ps.	(67,050)	Ps.	(22,562)	Ps.	(89,612)

b.	Amounts recognized in consolidated statement of profit or loss statement:

	2021		2020
Depreciation expense of right of use assets	Ps.	41,275	41,348
Interest expense on lease liabilities		24,402	22,431

c.	The following is a summary of the lease liability:

	2021		2020
Maturity analysis:
Less than one year	Ps.	41,107	26,553
Greater than 1 year and less than 3 years		83,359	55,134
Greater than 3 years		47,666	113,076
Total	Ps.	172,132	194,763

The Company does not face a significant liquidity risk with respect to its lease liabilities. Lease liabilities are monitored through the Company's treasury department.

d.	As of December 31, 2021, and 2020, the total cash outflow for leases amounted to Ps.54,589 and Ps.57,325 (excluding items disbursed in excess of the IMG as variable participation), respectively.

As lessor

Revenues from operating leases

Mainly related to leases entered into by the Company, which are based on monthly rental payments that generally increase each year based on the NCPI, and/or the greater of a guaranteed minimum monthly rent plus a percentage of monthly income of the tenant. As of December 31, 2021, 2020 and 2019, the committed future rents to be received are as follows:

	Year ended December 31,
	2021		2020		2019
Duration:
Less than 1 year	Ps.	428,592	Ps.	444,523	Ps.	546,671
Greater than 1 year and less than 5 years		477,409		753,230		843,404
Greater than 5 years		120,726		118,256		161,109
Total	Ps.	1,026,727	Ps.	1,316,009	Ps.	1,551,184

Minimum lease payments in the table above do not include contingent rentals, such as increases by NCPI or increases by a percentage of the monthly income of the lessee. Contingent rental income recorded for the years ended December 31, 2021, 2020, and 2019 were Ps.197,439, Ps.136,181 and Ps.229,727, respectively.

As a result of the impact generated by the COVID-19 pandemic, the Company granted certain discounts to commercial tenants during the second half of the year 2020, which were subject to certain conditions. These discounts were granted based on the decrease in passenger traffic at the Issuer's airports during the period.

Accrued operating lease income is detailed in note 26.

19.         Income taxes

The Company is subject to Income Tax (“ISR”), whose tax rate was 30% for 2021, 2020 and 2019, and will continue to be 30% for later years.

a.            Income tax are as follows:

	Year ended December 31,
	2021		2020		2019
Current ISR	Ps.	1,217,748	Ps.	480,232	Ps.	1,329,867
Deferred ISR		(245,569)		(85,731)		42,355
Income tax expense	Ps.	972,179	Ps.	394,501	Ps.	1,372,222

b.            As of December 31, 2021, 2020 and 2019, the principal items comprising the balance of the deferred ISR asset (liability) were:

			December 31,
	2021		2020		2019
Liabilities:
Provisions, allowances and labor obligations	Ps.	159,813	Ps.	244,982	Ps.	157,560
Investment in airport concessions, property, leasehold improvements and equipment, net		(225,726)		(426,325)		(407,173)
Tax loss carryforwards (1)		3,242		15,883		14,937
Recoverable tax on assets (2)		28,619		28,619		28,619
Others		(2,137)		3,013		3,340
Total liabilities	Ps.	(36,189)	Ps.	(133,828)	Ps.	(202,717)
Assets:
Provisions, allowances and labor obligations	Ps.	468,314	Ps.	230,532	Ps.	205,834
Investments in airport concessions, property, leasehold improvements and equipment, net		(243,480)		(172,806)		(184,649)
Tax loss carryforwards(1)		243,191		268,930		285,045
Others		(3,621)		(8,898)		(9,226)
Total assets	Ps.	464,404	Ps.	317,758	Ps.	297,004
Net deferred ISR asset	Ps.	428,215	Ps.	183,930	Ps.	94,287
(1)	As of December 31, 2021, 2020 and 2019, the Company recognized a deferred tax asset of Ps. 246,433, Ps. 284,813 and Ps. 299,982, respectively, corresponding to the tax losses generated by its subsidiaries. All subsidiaries of the Company expect to benefit from losses in future years based on projections of taxable income and various strategies with favorable tax consequences.

(2)	The Company recognized the IMPAC paid during 2002 through 2007. In 2013, the Company recognized the deferred tax asset, which it expects to recover subject to certain conditions established in the Income Tax Law. The updated amount as of December 31, 2021, was Ps. 28,619 (note 20 f).

c.            The changes in deferred tax during the year are follows:

			December 31,
	2021		2020		2019
Beginning balance of deferred tax liability, net	Ps.	183,930	Ps.	94,287	Ps.	132,792
Deferred ISR in profit or loss		245,569		85,731		(42,355)
Income tax effects recognized in other comprehensive income		(1,284)		3,912		3,850
Ending balance of deferred tax asset, net	Ps.	428,215	Ps.	183,930	Ps.	94,287

d.           The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

		Year ended December 31,
	2021			2020			2019
	Amount		Rate %	Amount		Rate %	Amount		Rate %
Income before income taxes	Ps.	3,835,809		Ps.	1,492,380		Ps.	4,599,656
Current ISR		1,217,748			480,232			1,329,867
Deferred ISR		(245,569)			(85,731)			42,355
Income tax expense and effective rate	Ps.	972,179	25.34%	Ps.	394,501	26.43%	Ps.	1,372,222	29.83%
Add (deduct) effects of permanent differences, primarily, non-deductible expenses and inflationary effects for financial and tax purposes.		178,564	4.66%		53,213	3.57%		7,675	0.17%
Statutory rate	Ps.	1,150,743	30.00%	Ps.	447,714	30.00%	Ps.	1,379,897	30.00%

e.            Each airport concession has received approval from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) to carry forward their tax losses up to the earlier of the date of which such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession. The base years and amounts as of December 31, 2021, are as follows:

	Tax loss
Year of Origin	carryforwards
2002	Ps.	156,580
2003		167,310
2004		213,789
2005		4,631
2006		17,817
2007		44,237
2008		30,697
2011		7,457
2012		29,778
2013		10,827
2015		895
2018		5,765
2019		22,810
2020		26,849
2021		7,438
	Ps.	746,880

f.            In addition to the tax loss carryforwards of the airport concessionaires aforementioned, the Company has tax losses of other subsidiaries other than its concessionaires in the amount of Ps.71,937 the duration of which is 10 years under the Income Tax Law, and the expiration date of which is between 2021 and 2028

g.            In 2021, the Company utilized tax loss carryforwards in the amount of Ps.258,900.

h.	The balances of shareholders’ equity tax accounts as of December 31 are:

	December 31,
	2021		2020		2019
Contributed capital account	Ps.	5,039,892	Ps.	4,694,822	Ps.	4,584,512
Net consolidated tax profit account		3,028,125		3,144,619		2,878,878
Total	Ps.	8,068,017	Ps.	7,839,441	Ps.	7,463,390

i.            Dividends paid from profits generated from January 1, 2014, to individuals residing in Mexico and residents abroad may be subject to additional income taxes of up to 10%, which shall be retained by the Company

20.         Commitment and contingencies

Commitment

Guarantor — In 2014 and 2013, GACN issued long-term debt securities for the amount of Ps. 3,000,000 and Ps. 1,500,000 with terms of 7 and 10 years, respectively, under the 2011 program. The Ps.3,000,000 issue was fully repaid in April 2021. The debt-securities are guaranteed by nine of its airports, whom together with GACN, must meet a minimum guarantee of 80% of consolidated earnings before interest (expense) income, taxes and depreciation and amortization (EBITDA).

In April 2021, GACN issued long-term debt securities for Ps.1,000,000 and Ps.2,500,000 for 5 and 7 years, respectively, under a new program registered in 2021. The issues are guaranteed by the Monterrey Airport, Chihuahua Airport and Culiacán Airport, which, together with the issuer, must meet a minimum guarantee of 80% of consolidated EBITDA.

In December 2021, GACN incurred in short-term debt, through a promissory note, with HSBC Mexico, S.A. for Ps.900,000. Aeropuerto de Monterrey, Aeropuerto de Chihuahua and Aeropuerto de Culiacán are guarantors of this instrument.

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

In May 2019, the Secretariat of Administration and Finance announced the agreement of the explanatory documents presented by the Acapulco Airport and noted that, having acquired the airport concession, the Acapulco Airport considered itself jointly and severally liable with respect to the tax credit required from ASA, so it was appropriate to require payment of the debt. A nullity claim was filed against this resolution and the Secretary of Infrastructure, Communications and Transportation (SCT) was also called to trial as an interested third party.

b)

In May 2019, the Municipal Inspection Directorate presented a notification at the Acapulco Airport's legal domicile, that directly attributed the tax credit indicated in subsection A) above to the Acapulco Airport and required payment of Ps. 27,012 (period from the 1st two-month period of 1996 to the 1st two-month period of 2019) for property tax. A claim for annulment was filed against this resolution and the SCT was also called to trial as an interested third party.

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

As of the date of these consolidated financial statements, the contingencies remain due to the fact that the lawsuit is still in force, since the judgment on the merits to resolve these cases is still pending.

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

Within the trial, the Company challenged the claims of the claimant based on the legitimacy of the possession derived from the Concession Agreement granted by the Ministry of Infrastructure, Communications and Transportation. The Ministry of Infrastructure, Communications and Transportation was called to trial in defense of the interests of the Mexican government.

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

The session of the appeal for review before the SCJN was held on November 24, 2021, resolving the appeal to the effect that the First Collegiate Circuit Court in Chihuahua proceeds again to the analysis of the concepts of violation of the direct constitutional relief filed by the Creel estate. The resolution by the First Collegiate Circuit Court in Chihuahua is pending.

As of the date of the consolidated financial statements, the contingencies are maintained since there is still no decision to resolve the trial. However, in the event that the judgment is not favorable to the Ciudad Juarez Airport, the economic impact of the trial will be borne by the Mexican government, as established in the concession title. The Ciudad Juárez Airport has not recorded any provision in connection to these claims given that it does not expect an economic impact, even in case of an unfavorable resolution.

Durango Airport

On March 5, 2020, the Company was notified of the lawsuit filed against Aeropuerto de Durango, S.A. de C.V. (“Aeropuerto de Durango“), the Ministry of Infrastructure, Communications and Transportation, the Government of the State of Durango and the Ministry of Agrarian, Territorial and Urban Development. The plaintiff sued for the nullity of the expropriation decree dated September 8, 1975, which affected an area of 40 hectares of the Durango Airport and claims the payment of compensation for the affected area, as well as the payment of damages for the undue use of the property.

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

Reynosa Airport

On October 16, 2020, the Company was notified of the lawsuit filed against the AFAC, in which Aeropuerto de Reynosa, S.A. de C.V. (“Aeropuerto de Reynosa“) was called as Interested Third Party. The nullity of the administrative resolution dated February 7, 2020, issued by the AFAC in the Appeal for Review filed by the plaintiff is demanded in order for the AFAC to study the plaintiff’s petition and recognize that the legal requirements for the reversion of the expropriation of 2.6 hectares included in the expropriation decrees of 1970 and 1971 have been met.

Reynosa Airport appeared in the lawsuit and is awaiting the conclusion of the pleadings stage of the proceeding. The lawsuit does not include a financial claim; however, the contingency is maintained until the final judgment in the annulment lawsuit is issued and the challenged resolution is confirmed or, if applicable, a judgment is issued, the effects of which must be complied with by the AFAC.

IV.	Conflict related to the purchase-sale of land

Monterrey Airport

On May 14, 2015, Banco Mercantil del Norte, S.A. (“Banorte”), acting as trustee of a certain trust, filed a civil lawsuit against the Monterrey airport in connection with the ownership of 240 hectares of land previously acquired (the “Land”) by the Monterrey airport, which book value in our financial statements as of December 31, 2021 amounted to Ps. 266,850.

By means of the lawsuit, Banorte filed an action to recover possession and requested a declaratory judgment saying that Banorte has a better right than the Monterrey airport to possess the Land and that the Land should be restituted to Banorte, and that the Monterry airpot should pay costs and expenses. Monterrey airport appeared on trial and requested that the company DIAV, S.A. de C.V., (“DIAV”) appear as a defendant in its capacity as seller of the Land. On August 8, 2018, the court found that the plaintiff’s claims were inadmissible due to lack of evidence (the “First Instance Judgment”), and the plaintiff appealed the decision.

The Second Chamber of the Superior Court of Justice of the State of Nuevo Leon heard the appeals against the First Instance Judgment and on July 25, 2019 issued a second instance judgment (“First Second Instance Judgment”) against the Monterrey airport, finding that Banorte had a better right to possess the Land, and ordering the Monterrey airport to return the Land to Banorte.

Both Monterrey airport and DIAV filed injunctions (amparo) against the First Second Instance Judgment in August 2019, which were referred to the Second Collegiate Court in Civil Matters of the Fourth Circuit (the “Collegiate Court”). On August 6, 2021, the Collegiate Court granted the amparo relief to the Monterrey airport leaving without effect the First Second Instance Judgment and ordering a new one that considered, among other matters, that the evidence provided by Banorte was insufficient to prove its claims. In compliance with the amparo ruling, on August 25, 2021, the Eighth Civil Chamber vacated the First Second Instance Judgment. On September 13, 2021, the Eighth Civil Chamber issued a new second instance judgment (the “Second Instance Judgment”) by virtue of which it confirmed the First Instance Judgment, releasing the Monterrey airport of all claims.

Dissatisfied with the Second Instance Judgments, all the parties to the litigation filed amparo reliefs (including the Monterrey airport with respect to, among other issues, the refusal of the Eighth Civil Court to grant the payment of legal fees and expenses claimed by the Monterrey airport), which were referred to the same Collegiate Court and are currently pending to be resolved.

We believe that in the event of a resolution adverse to the airport’s interests, DIAV as the seller of the Land should be liable for any economic losses resulting thereof; nonetheless, we cannot predict whether we may prevail in a legal action against DIAV. Although Monterrey airport cannot definitively foresee the outcome of this litigation, to date it has not recorded any provision in relation to the contingency, since it considers its position in the litigation to be solid.

V.	Penalties (Federal Consumer Protection Agency)

Acapulco Airport

On November 11, 2021, inspectors of the Federal Consumer Protection Agency (“Profeco”) went to Acapulco Airport to request the presentation of documents related to the models or prototypes authorized in accordance with the Mexican Official Standard (NOM) and the calibration of the measuring devices (scales and parking clocks) in accordance with the list of measuring instruments (initial, periodic, or extraordinary mandatory verification). The Acapulco Airport appeared before Profeco to exhibit the requested documentation and disprove the existence of non-compliances.

On November 22, 2021, Profeco notified the summons to the administrative proceeding for violations to the Law and the Airport timely appeared in the proceeding.

On January 10, 2022, Profeco was notified of the resolution issued within the administrative procedure for violations to the Law, by which it determined the application of 38 fines to the Acapulco Airport for non-compliance with the NOM applicable to the time and weight measuring devices operated by the Airport, the total amount of the fines is Ps.14,554. The resolution was challenged by the Airport on January 31, 2022, through an appeal for review and is pending resolution.

As of December 31, 2021, Acapulco Airport has not recorded a provision as it considers the fines determined by Profeco to be inappropriate.

VI.	Tax on Assets

Pursuant to the provisions of the Third Transitory Article of the Single Rate Business Tax Law, Aeropuerto de Monterrey, S.A. de C.V. (the “Airport”) on December 20, 2019, and December 16, 2020, respectively, requested a refund of the tax on asset it had paid in prior years.

With respect to the 2018 and 2019 fiscal years the Airport requested the refund of the amounts of Ps.10,220 and Ps.10,624, respectively, which were denied by the tax authority.

On September 16, 2020, the Airport challenged the denial of the refund requested with respect to the 2018 fiscal year, which was resolved in favor of the Airport’s interests by the Federal Court of Administrative Justice.

On April 27, 2021, the Airport challenged the denial of the refund requested with respect to fiscal year 2019, which was also resolved favorably to the Airport’s interests by the Federal Court of Administrative Justice.

Currently, both lawsuits are pending final resolution since on June 30 and December 1, 2021, respectively, the tax authority filed appeals for review against the favorable resolutions issued by the Federal Court of Administrative Justice.

Aeropuerto de Monterrey, S.A. de C.V. maintains an asset in the amount of Ps. 28,619, in relation to amounts paid for tax on asset and corresponding to refunds for fiscal years 2018, 2019 and 2020. Since the Airport estimates that an unfavorable resolution is unlikely, it has not recorded any provision in relation to the recoverable amount of asset tax.

21.         Financial risk management

a.         Significant accounting policies

The Company is exposed to risks that are managed through the implementation of systems and processes related to identification, measurement, limitation of concentration, and supervision.

The basic principles defined by the Company in the establishment of its risk management policy are the following:

●	Compliance with Corporate Governance Standards.

●	Establishment, by each different business line and subsidiary, of risk management controls necessary to ensure that market transactions are conducted in accordance with the policies, rules, and procedures of the Company.

●	Special attention to financial risk management, basically composed by interest rate, exchange rate, liquidity and credit risks.

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

b.         Categories of financial instruments and risk management policies

The principal categories of financial instruments, are:

		December 31,
Financial assets	Risk classification	2021		2020		2019
Cash and cash equivalents and other investments held to maturity	Credit and interest rate	Ps.	5,987,164	Ps.	2,948,804	Ps.	3,429,873
Receivables, net	Credit and exchange rate		1,085,670		833,643		757,756

		December 31,
Financial liabilities	Risk classification	2021		2020		2019
Short-term and long-term debt	Interest rate, exchange rate and liquidity	Ps.	7,696,622	Ps.	4,513,503	Ps.	4,549,575
Trade accounts payable(1)	Liquidity		213,207		204,048		196,791
Accrued interest	Liquidity		73,489		44,295		42,438
Short-term and long-term financial leasing	Liquidity		224,736		194,763		220,860
Accounts payable to related parties	Liquidity		269,249		167,704		187,515
(1)	Include the payments of employee statutory profit-sharing amounts, which were Ps. 31,365, Ps.4,700 and Ps. 12,883 as of December 31, 2021, 2020 and 2019, respectively.

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

As of December 31, 2021, 2020 and 2019, the percentage in outstanding long-term debt at fixed and variable interest rates, is as follows:

	December 31,
	2021		2020		2019
Long-term debt	Ps.	5,000,000	Ps.	4,513,503	Ps.	4,549,575
% Fixed rate debt		80%		99%		99%
% Variable rate debt (1)		20%		1%		1%

(1)	Long-term debt contracted during 2021 has a 28-day TIIE reference rate. Long-term debt contracted as of December 31, 2020, and 2019, had a three-month London Interbank Offered Rate or “LIBOR” reference rate; such debt was repaid during 2020.

The proportion of long-term debt have interest payments at a variable rate, which exposes the Company to interest rate risk as a result of fluctuations in market interest rates. The risk exposure is mainly caused by the variations that could occur in in the reference interest rate used.

The Company manages this risk by monitoring constantly the changes of such interest rates. In recent years, the 28-day TIIE has increased. The 28-day TIIE was at its highest level on December 29, 2021 (5.7157%) and its lowest level on May 21, 2021 (4.2745%). Therefore, if interest rates increase significantly, the Company could evaluate to enter into hedging instruments to mitigate the interest rate risk.

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

As of December 31, 2021, the Company maintained long-term debt, which accrue interest at a variable rate of Ps.1,000,000 (note 15, which disclose the outstanding balances and interest rates of the Company’s financial instruments). A hypothetical, instantaneous and unfavorable 10% change in the 28-day TIIE interest rate applicable to the outstanding debt with variable rates would have resulted in an additional financing expense of approximately Ps.3,736 for 2021.

As of December 31, 2020, and 2019, the Company maintained long-term debt, including the current portion, which accrue interest at a variable rate of Ps. 13,503 and Ps. 49,575, respectively (see note 15, which disclose the outstanding balances and interest rates of the Company’s financial instruments). A hypothetical, instantaneous and unfavorable 10% change in the three-month LIBOR interest rate applicable to the outstanding debt with variable rates would have resulted in an additional financing expense of approximately Ps. 40 and Ps.179 for 2020 and 2019, respectively.

The increase was calculated for U.S. dollar debt based on the year-end exchange rate of each year (Ps.19.9087, and Ps. 18.8727 for 2020 and 2019, respectively).

Exchange risk management – The Company performs transactions denominated in foreign currency; consequently, it is exposed to exchange rate risks, which are managed within the parameters of established and approved policies. The main risk related to the exchange rate involves changes in the value of the Mexican peso against the U.S. dollar.

Historically, a portion of the revenues generated by the Company’s airports (mainly derived from TUA charged to international passengers) are linked to U.S. dollars, although such revenues are collected in pesos based on the average exchange rate of the previous month. Of the Company’s consolidated revenues (excluding construction services revenues), 16.87%, 13.20% and 15.95% were from TUA of international passengers in 2021, 2020 and 2019, respectively. Substantially all other revenues of the Company are denominated in pesos. Based on an appreciation of 10% of the peso against the U.S. dollar, the Company believes that its revenues would have decreased by Ps.116,929, Ps.54,293 and Ps.120,798 in 2021, 2020 and 2019, respectively.

An appreciation of the Mexican peso against the U.S. dollar would reduce the U.S. dollar-denominated revenues and the Company’s obligations under U.S. dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Company’s U.S. dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

For the year ended December 31, 2021, the peso depreciated against the U.S. dollar by 2.8%, relative to the exchange rates prevailing at the end of 2020.

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

As of December 31, 2021, 2020 and 2019, a hypothetical, instantaneous and unfavorable change of 10% in the exchange rate of the peso against the U.S. dollar, applicable in the Company’s asset (liability) positions net of U.S.$ 17,459, U.S.$75,718 and U.S.$67,214 (amounts in thousands) would have resulted in an exchange (gain) loss of approximately Ps. (35,734), Ps. (150,745) and Ps. (126,851) as of December 31, 2021, 2020 and 2019, respectively.

The carrying values of monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are as follows (amounts in thousands):

	Liabilities						Assets
	December 31,						December 31,
Currency	2021		2020		2019		2021		2020		2019
U.S. dollars	U.S.$	(4,784)	U.S.$	(4,095)	U.S.$	(10,059)	U.S.$	22,243	U.S.$	81,189	U.S.$	79,208

The transactions in thousands of U.S. dollars for the years ended December 31, 2021, 2020 and 2019, are as follows:

	December 31,
	2021		2020		2019
Technical assistance	U.S.$	3,766	U.S.$	3,766	U.S.$	7,954
Insurance		1,392		1,039		935
Purchase of machinery and maintenance		5,071		7,065		7,685
Software		251		2,152		443
Professional services, fees and subscriptions		1,531		1,786		702
Other		15,554		4,765		4,303

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31,
	2021		2020		2019
U.S. dollar exchange rate
As reported by the Mexican Central Bank	Ps.	20.4672	Ps.	19.9087	Ps.	18.8727

As of March 31, 2022, the exchange rate as reported by the Mexican Central Bank was Ps. 19.8632

d.        Credit risk

Credit risk management — Credit risk refers to the risk whereby one of the parties’ defaults on its contractual obligations, thereby generating a financial loss for the Company. The objective of this risk management is to reduce its impact by reviewing the solvency of the Company’s potential customers. The creditworthiness of uncollected amounts is periodically evaluated estimates of recoverable amounts are reviewed, resulting in reserves for those amounts whose recovery is considered doubtful, with corresponding entries to the statements of income and other comprehensive income in the period of review. The credit risk has historically been very limited.

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

The customer’s balance is primarily comprised of TUA collected by airlines for each passenger traveling using air terminals and subsequently delivered to the Company. The Company has established three credit options: up to 60 days. These days are granted depending on the guarantee that the customer can provide. In case of default, customers will be subject to penalty interests and/or a legal collection process. For both credit customers and cash customers, there are established guarantees, which may include the following: trust, deposit, letter of credit, liquid credit, mortgage and collateral.

As of December 31, 2021, 2020 and 2019, the allowance for doubtful accounts, principally related with accounts receivable, are the amounts described in note 7.

e.         Liquidity risk

Management of liquidity risk – This risk is generated by temporary differences between the funding required by the Company to fulfill business investment commitments, debt maturities, current asset requirements, etc., and the origin of funds generated by the regular activities of the Company and different types of bank financing. Also, different economic or industry factors, such as financial crises or suspension of operations of any airline could affect the cash flow of the Company. The objective of the Company in the management of this risk is to maintain a balance between the flexibility, period and conditions of credit facilities contracted to manage short, medium and long-term funding requirements. In this regard, the Company’s use of project financing and debt with limited resources described in note 15 and the short-term financing for working capital of current assets are significant. The Executive Committee of the Company is ultimately responsible for liquidity management.

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

							2029 and
As of December 31, 2021	2022		2023-2025		2026-2028		subsequently		Total
Long-term debt	Ps.	—	Ps.	1,500,000	Ps.	3,500,000	Ps.	—	Ps.	5,000,000
Interest(1)		368,995		863,034		472,801		—		1,704,830
Trade accounts payable		213,207		—		—		—		213,207
Interest Payable		73,489		—		—		—		73,489
Lease Liabilities(3)		29,332		195,404		—		—		224,736
Accounts payable with related parties		269,249		—		—		—		269,249
Total	Ps.	954,272	Ps.	2,558,438	Ps.	3,972,801	Ps.	—	Ps.	7,485,511

							2028 and
As of December 31, 2020	2021		2022-2024		2025-2027		subsequently		Total
Long-term debt	Ps.	3,013,502	Ps.	1,500,001	Ps.	—	Ps.	—	Ps.	4,513,503
Interest(2)		188,641		118,077		—		—		306,718
Trade accounts payable		204,048		—		—		—		204,048
Interest Payable		44,295		—		—		—		44,295
Lease Liabilities		26,553		168,210		—		—		194,763
Accounts payable with related parties		167,704		—		—		—		167,704
Total	Ps.	3,644,743	Ps.	1,786,288	Ps.	—	Ps.	—	Ps.	5,431,031

							2027 and
As of December 31, 2019	2020		2021-2023		2024-2026		subsequently		Total
Long-term debt	Ps.	36,851	Ps.	4,512,724	Ps.	—	Ps.	—	Ps.	4,549,575
Interest(2)		308,630		306,760		—		—		615,390
Trade accounts payable		256,228		—		—		—		256,228
Interest Payable		42,438		—		—		—		42,438
Lease Liabilities		72,320		148,540						220,860
Accounts payable with related parties		187,515		—		—		—		187,515
Total	Ps.	903,982	Ps.	4,968,024	Ps.	—	Ps.	—	Ps.	5,872,006
(1)	The projected interest is determined, in the case of obligations with a variable rate, based on TIIE.
(2)	The projected interest is determined, in the case of obligations with a variable rate, based on LIBOR and assuming an exchange rate of Ps.19.9087 and Ps. 18.8727 (as of December 31, 2020, and 2019, respectively) per U.S. $1.00.
(3)	The time value of money effect of other financial liabilities is immaterial, so they are presented at present value.

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

Financial liabilities

Long-term debt (note 15)

December 31, 2021				December 31, 2020				December 31, 2019
Book value		Fair value		Book value		Fair value		Book value		Fair value
Ps.	5,000,000	Ps.	4,811,410	Ps.	4,513,503	Ps.	4,524,746	Ps.	4,594,575	Ps.	4,517,336

	Hierarchy of fair value as of December 31, 2021
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,811,410	Ps.	—	Ps.	—	Ps.	4,811,410

	Hierarchy of fair value as of December 31, 2020
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,512,510	Ps.	12,236	Ps.	—	Ps.	4,524,746

	Hierarchy of fair value as of December 31, 2019
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,371,570	Ps.	145,766	Ps.	—	Ps.	4,517,336
(1)	The fair values of the financial assets and financial liabilities included in the level 2 category above have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the credit risk of counterparties. The fair value of the financial liabilities included in Level 1, corresponds to stock certificates listed on the Mexican Stock Exchange

22.          Shareholders’ equity

a.	Subscribed and paid-in capital stock as of December 31, 2021, 2020 and 2019, is comprised of ordinary, nominal shares, composed as follows:

	December 31, 2021
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	340,345,556	Ps.	262,447
Series BB Class I	49,766,000		38,375
Treasury Series B Class I shares	(3,942,131)		(3,040)
	386,169,425	Ps.	297,782

	December 31, 2020
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	340,345,556	Ps.	262,447
Series BB Class I	49,766,000		38,375
	390,111,556	Ps.	300,822

	December 31, 2019
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	344,004,973	Ps.	265,269
Series BB Class I	49,766,000		38,375
Treasury Series B Class I shares	(2,470,158)		(1,905)
	391,300,815	Ps.	301,739

b.	At the Ordinary Shareholders’ Meetings held on April 21, 2021, July 7, 2020, and April 29, 2019, the results for the years ended December 31, 2020, 2019 and 2018, respectively, were approved.

c.	During 2021, 2020 and 2019, 3,942,131, 1,189,250 and 2,145,651 shares were repurchased, respectively, for amount of Ps.474,852, Ps.150,000 and Ps.244,201, respectively. As of December 31, 2021, 2020, and 2019, the market price per share was Ps. 137.51, Ps.128.39 and Ps. 141.83, respectively.

d.	At the Ordinary General Shareholders' Meeting held on June 11, 2021, the shareholders approved to carry out the issuance of 49,766,000 (forty-nine million seven hundred sixty-six thousand) unsubscribed and unpaid Series B Shares to be kept in the treasury of the Company, exclusively to cover the possible conversion of the Series BB Shares owned by SETA into Series B shares, in case of default under certain financing agreements to which SETA and Aerodrome are parties. Neither such issuance nor its potential conversion will result in any dilution to GACN's shareholders.

e.	The number of shares does not reflect unsubscribed and unpaid shares held in treasury.

f.	Pursuant to the resolutions adopted at the Annual Ordinary Stockholders' Meeting held on April 21, 2021, the Board of Directors determined the payment of a dividend in the amount of Ps.2,000,000 to be paid in a single installment at the rate of 5.126738671 pesos per share. The payment date was December 14, 2021, upon delivery of coupon number 3.

g.	At the Ordinary General Shareholders' Meeting held on July 7, 2020, the shareholders approved the following:

●	It was approved to increase the reserve for the repurchase of the Company’s shares to Ps.1,500,000, for which the total amount used for the repurchase of shares during 2019 was transferred, as well as the amount used from January 1, 2020, to the date of the Meeting. Likewise, it was approved to exercise up to said amount, in the period between the date of this Meeting and the date of the Meeting that approves the results of the 2020 fiscal year.

●	The cancellation of 3,659,417 repurchased Series B shares for a notional value of Ps.2,822 held in the Company's treasury was approved.

●	The decrease of the fixed portion of the Company’s capital stock to Ps.300,822, representing a total of 390,111,556 common shares, of which 49,766,000 shares correspond to Series BB and 340,345,556 correspond to Series B shares.

h.	At the Ordinary General Shareholders' Meeting held on April 29, 2019, the shareholders approved the following:

●	The payment of a cash dividend of Ps.1,600 million, to be paid in a single installment of Ps. 4.0633 per share (the amount effectively paid was Ps.1,598,680), corresponding to the shares outstanding less the repurchased treasury stock at the payment date (May 31, 2019).

●	It was approved to increase the share repurchase reserve to Ps.1,500,000, for which Ps.33,984 of retain earnings are transferred to the reserve.

i.	Shareholders’ equity, except restated paid-in capital and tax-retained earnings, will be income tax on dividends by the Company to the effect upon the distribution rate. Any tax paid on such distribution may be credited against income tax for the year in which the tax on dividends and the following two years, against the tax for the year and interim payments thereof is paid.

j.	Retained earnings include the statutory legal reserve. Under the Mexican General Corporations Law, at least 5% of the year’s net profits must be placed in a legal reserve until the reserve equals an amount representing 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the Company is dissolved and must be replenished if it is reduced for any reason. As of December 31, 2021, 2020 and 2019, it amounts to $60,729.

23.         Accumulated other comprehensive loss

Accumulated other comprehensive loss is as follows:

	Labor obligations
	Amount		Deferred taxes		Total
Balance as of January 1, 2019	Ps.	8,494	Ps.	4,684	Ps.	13,178
Movements of the year		(12,834)		3,850		(8,984)
Balance as of December 31, 2019		(4,340)		8,534		4,194
Movements of the year		(13,039)		3,912		(9,127)
Balance as of December 31, 2020		(17,379)	Ps.	12,446	Ps.	(4,933)
Movements of the year		4,281		(1,284)		2,997
Balance as of December 31, 2021	Ps.	(13,098)	Ps.	11,162	Ps.	(1,936)

Labor obligations generate the effect of actuarial gains or losses.

24.         Related party balances and transactions

a.	Advance payments for construction to related parties are as follows

	December 31,
	2021		2020		2019
ICA Constructora de Infraestructura, S.A. de C.V. (1)	Ps.	—	Ps.	7,964	Ps.	178,977
ICA Constructora, S.A. de C.V. (1)		939		90,204		—
Actica Sistemas, S.A. de C.V. (1)		215,772		110,312		—
VCD Construcción y Desarrollo, S.A.P.I. de C. V. (1)		6,787		5,729		3,012
	Ps.	223,498	Ps.	214,209	Ps.	181,989

b.	The accounts payable with related parties are as follows:

	December 31,
Payable:	2021		2020		2019
Servicios de Tecnología Aeroportuaria, S.A. de C.V. “SETA”	Ps.	78,939	Ps.	—	Ps.	80,504
Operadora Nacional Hispana, S.A. de C.V.		2,949		5,928		2,527
VCD Construcción y Desarrollo, S.A.P.I. de C.V.		3,508		5,772		5,335
ICA Ingeniería S. A. de C. V.		367		367		1,177
Actica Sistemas, S. de R.L. de C.V.		4,026		3,971		3,972
Autovía Golfo Centro S.A. de C.V.		30,757		16,442		—
GGA Capital, S.A.P.I. de C.V.		110,495		117,845		75,950
ICA Constructora de Infraestructura, S.A. de C.V.		—		—		16,652
ICA Constructora, S. A. de C. V.		27,419		16,564		—
Grupo ICA Constructora. S.A. de C.V.		—		794		794
Controladora de Operaciones de Infraestructura, S.A. de C.V.		10,298		—		—
Grupo Hotelero Santa Fe, S. A. de C. V.		491		21		604
	Ps.	269,249	Ps.	167,704	Ps.	187,515

The balance payable to GGA Capital, S.A.P.I. of C.V. for Ps. 110,495, Ps. 117,845 and Ps.75,950 corresponds to short term loans as of December 31, 2021, 2020 and 2019, respectively. Loans generated interest at a 91-day TIIE rate plus 3.5 percentage points, the interest rate was 5.7150% and 7.7430%, respectively.

c.	The principal transactions with related parties performed in the normal course of business, are as follows:

	Year ended December 31,
	2021		2020		2019
Capital Expenditures:
Industrial warehouse	Ps.	7,548	Ps.	100,194	Ps.	43,599
Expenses:
Payments from technical assistance received		133,458		81,164		150,108
Administrative services(1)		23,420		22,453		43,196
Revenues:
Revenues from Leases		2,401		23,828		72
Administrative services		—		190		—
Interests		14,922		28,633		—
Major maintenance of Concesioned Assets:
Maintenance		1,572		813		310
Concessioned Assets
Improvements and Major maintenance		959,489		564,563		553,405

(1)	In 2021, excludes Ps.8,604 of provision for accrued services not invoiced as of December 31, 2021.

Employee Benefits – Employee benefits granted to key management personnel of the Company were comprised solely of short-term benefits of Ps. 78,048, Ps.73,711 and Ps.58,989 in 2021, 2020 and 2019, respectively.

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

In 2021 and 2019 the variable part of the consideration for this concept was greater than the fixed part of US$3,766 (thousand) and US$3,661 (thousand). In 2020 no variable part was generated.

Pursuant to the Company’s bylaws, SETA (as holder of the Company’s Series ”BB” shares) has the ability to appoint and remove the Company’s Chief Financial Officer, Chief Operating Officer and Commercial Director, the right to elect three members of the Company’s board of directors, and the right to veto certain actions requiring approval of the Company’s shareholders (including the payment of dividends and the right to appoint certain members of senior management). In the event of the termination of the technical assistance agreement, the Series ”BB” shares will be converted into Series ”B” shares resulting in the termination of these rights.

If at any time after June 14, 2015, SETA were to hold less than 7.65% of the Company’s capital stock in the form of Series ”BB” shares, such shares must be converted into Series ”B” shares, which would cause SETA to lose all of its special rights. So long as SETA retains at least 7.65% of the Company’s capital stock in form of Series ”BB” shares, all its special rights will remain in force.

SETA holds 12.8% of GACN outstanding capital stock in the form of Series “BB” shares and, additionally holds 1.9% in the form of Series “B” shares.

25.         Operating segment data

The reportable segments are determined on the basis of which the Company internally reports its segment reporting to senior management for purposes of making operating decisions. Considering the same accounting basis described in note 4. The financial information of the holding company and its service companies have been combined and included in the “other” column.

					Construction		Depreciation										Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		Capital		in airport
December 31, 2021	revenues		revenues		revenues		amortization		income		segment		segment		investments		concessions

Metropolitan
Monterrey	Ps.	2,371,178	Ps.	551,744	Ps.	908,960	Ps.	142,152	Ps.	505,076	Ps.	9,851,832	Ps.	2,328,736	Ps.	1,013,223	Ps.	4,656,916
Tourist
Acapulco		196,631		33,250		44,088		45,693		41,484		1,610,833		475,820		52,188		1,259,100
Mazatlán		317,004		46,368		45,625		19,254		57,049		1,472,456		182,768		54,387		575,299
Zihuatanejo		137,018		22,127		129,957		20,058		26,664		773,651		213,664		130,553		665,716
Regional
Chihuahua		419,027		48,531		63,456		26,384		79,271		1,156,808		311,608		64,277		747,296
Culiacán		573,506		57,560		91,262		22,442		109,180		1,291,889		218,694		93,664		698,863
Durango		155,408		14,536		35,600		10,082		31,170		433,110		178,875		37,840		280,275
San Luis Potosi		192,712		38,345		67,399		24,150		35,288		975,174		592,318		69,963		722,596
Tampico		133,178		20,054		130,162		12,083		21,775		607,634		263,087		133,222		504,349
Torreon		175,268		24,450		28,802		10,811		32,917		455,251		150,071		130,982		307,785
Zacatecas		132,427		14,996		18,318		8,419		21,138		304,253		119,919		38,291		223,770
Border
Ciudad Juarez		403,208		36,148		165,532		15,201		74,111		908,182		322,338		200,447		528,488
Reynosa		119,950		12,133		74,664		20,472		24,219		889,245		490,399		86,752		652,159
Hotel
NH T2 Hotel		—		171,005		—		42,054		35,708		517,121		205,908		105		—
Hilton Garden Inn		—		52,483		—		9,634		5,789		309,245		32,992		—		—
Industrial Park:
VYNMSA		—		68,294		—		28,186		31,222		486,130		262,011		16,127		—
Other		—		4,118,094		—		30,155		4,293,516		23,092,832		10,190,295		10,080		—
Total		5,326,515		5,330,118		1,803,826		487,230		5,425,577		45,135,646		16,539,503		2,132,101		11,822,612

Eliminations		(48,787)		(3,676,739)		(14,922)		—		(1,315,188)		(22,246,505)		(4,888,594)		(14,923)		(141,928)

Consolidated	Ps.	5,277,728	Ps.	1,653,379	Ps.	1,788,903	Ps.	487,230	Ps.	4,110,389	Ps.	22,889,141	Ps.	11,650,909	Ps.	2,117,178	Ps.	11,680,684

					Construction		Depreciation										Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		Capital		in airport
December 31, 2020	revenues		revenues		revenues		amortization		income		segment		segment		investments		concessions

Metropolitan
Monterrey	Ps.	1,278,255	Ps.	479,322	Ps.	802,470	Ps.	122,507	Ps.	445,952	Ps.	6,479,365	Ps.	1,367,347	Ps.	823,103	Ps.	3,870,329
Tourist
Acapulco		117,218		27,159		29,409		44,780		21,587		1,414,504		449,606		29,561		1,257,321
Mazatlán		211,184		37,431		24,704		18,699		63,103		1,358,969		162,731		24,747		548,185
Zihuatanejo		98,645		18,360		45,984		19,091		12,961		623,522		130,925		45,984		553,611
Regional
Chihuahua		215,728		46,049		30,679		25,274		50,038		942,529		172,428		32,225		707,619
Culiacán		359,562		51,732		68,142		20,887		92,341		1,176,640		208,282		68,142		628,208
Durango		79,515		11,083		50,203		8,259		10,220		361,233		130,170		50,534		253,402
San Luis Potosi		108,045		28,508		58,189		21,569		34,648		764,159		507,738		58,189		677,976
Tampico		74,330		17,414		67,530		9,920		10,157		459,542		173,952		67,530		385,514
Torreon		94,892		17,425		12,233		10,605		23,661		427,761		145,686		12,233		288,688
Zacatecas		71,292		10,512		7,480		8,024		20,756		278,600		104,243		7,480		212,775
Border
Ciudad Juarez		199,685		37,736		27,949		12,717		60,241		685,696		251,677		32,311		376,574
Reynosa		58,010		11,500		55,366		9,553		9,171		724,866		445,447		55,366		596,461
Hotel
NH T2 Hotel		—		110,299		—		40,301		(8,609)		498,674		201,062		187		—
Hilton Garden Inn		—		32,614		—		11,430		(6,918)		297,470		31,397		3,628		—
Industrial Park:
VYNMSA		—		56,454		—		23,621		24,082		494,223		277,183		107,952		—
Other		—		2,671,873		—		36,688		1,621,773		18,275,746		6,327,815		10,945		—
Total		2,966,361		3,665,471		1,280,338		443,925		2,485,164		35,263,499		11,087,689		1,430,117		10,356,663

Eliminations		(23,803)		(2,494,432)		(26,469)		(8,581)		(763,696)		(17,071,919)		(3,722,356)		(28,634)		(127,007)

Consolidated	Ps.	2,942,558	Ps.	1,171,039	Ps.	1,253,869	Ps.	435,344	Ps.	1,721,468	Ps.	18,191,580	Ps.	7,365,333	Ps.	1,401,483	Ps.	10,229,656

					Construction		Depreciation										Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		Capital		in airport
December 31, 2019	revenues		revenues		revenues		amortization		income		segment		segment		investments		concessions

Metropolitan
Monterrey	Ps.	2,641,052	Ps.	726,685	Ps.	323,035	Ps.	111,020	Ps.	473,615	Ps.	5,715,147	Ps.	941,349	Ps.	331,393	Ps.	3,168,968
Tourist
Acapulco		227,954		40,241		63,102		43,286		53,812		1,419,091		452,731		63,333		1,269,386
Mazatlán		321,313		52,857		34,573		17,514		52,626		1,261,473		153,667		34,573		541,430
Zihuatanejo		191,512		25,596		22,876		18,660		43,614		605,929		122,048		22,876		524,549
Regional
Chihuahua		411,393		67,021		124,701		17,974		67,379		888,950		157,533		135,394		699,711
Culiacán		617,979		66,286		68,960		18,658		96,278		1,021,410		140,294		69,834		579,084
Durango		150,130		13,433		36,677		7,537		23,014		329,251		104,720		36,677		210,111
San Luis Potosi		174,340		35,631		110,743		12,857		27,938		736,196		470,919		110,743		639,981
Tampico		197,160		28,057		61,823		9,218		31,808		424,573		143,603		61,823		326,939
Torreon		201,446		23,683		18,343		9,883		31,658		394,575		129,541		18,639		285,823
Zacatecas		141,500		13,945		6,842		7,813		31,135		276,150		113,357		6,842		212,224
Border
Ciudad Juarez		380,271		55,990		17,650		11,799		61,374		602,764		211,678		31,452		362,169
Reynosa		113,515		18,240		112,031		8,189		26,375		676,207		400,642		113,242		549,139
Hotel
NH T2 Hotel		—		255,393		—		39,546		77,325		518,590		201,012		9,190		—
Hilton Garden Inn		—		103,474		—		11,382		32,345		301,362		34,001		82		—
Industrial Park:
VYNMSA		—		41,981		—		19,548		15,622		390,478		185,094		46,160		—
Other		—		5,651,607		—		50,368		4,891,268		17,432,325		6,554,142		3,194		—
Total		5,769,565		7,220,120		1,001,356		415,252		6,037,186		32,994,471		10,516,331		1,095,447		9,369,514

Eliminations		(16,903)		(5,400,515)		(46,522)		—		(1,181,880)		(15,717,510)		(3,126,865)		(46,522)		(102,403)

Consolidated	Ps.	5,752,662	Ps.	1,819,605	Ps.	954,834	Ps.	415,252	Ps.	4,855,306	Ps.	17,276,961	Ps.	7,389,466	Ps.	1,048,925	Ps.	9,267,111

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

Revenues generated by aeronautical services are under a price regulation system administered by the Ministry of Infrastructure, Communications and Transportation for airport concessions, which establishes a maximum rate (TM) for each year in a five-year period. The TM is the maximum amount of revenue per “workload unit” that may be earned at an airport each year from regulated sources. Under this regulation, a workload unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo.

Non-aeronautical services are not covered by the regulation system administered by the Ministry of Infrastructure, Communications and Transportation. However, in some cases, they may be regulated by other authorities, as is the case with revenues generated from the operation of parking lots.

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

Following is a detail of the composition of revenues of the Company, using the classification established by the General Airports Law and its related regulations, with the exception of non-aeronautical revenues as mentioned in the preceding paragraph:

	Year ended December 31,
	2021		2020		2019
Aeronautical services:
Domestic TUA	Ps.	3,422,714	Ps.	1,857,551	Ps.	3,776,401
International TUA		1,169,292		542,933		1,207,989
Landing charges		206,114		147,387		229,919
Platform for embarking and disembarking		134,436		90,257		150,055
Aircraft parking charges on extended stay or overnight		36,539		31,905		35,910
Domestic and international passenger and carry-on baggage check		52,998		29,688		62,970
Aerocars and jetways		22,395		19,920		48,074
Other airport services, leases and regulated access rights		233,240		222,917		241,344
Total revenues from aeronautical services	Ps.	5,277,728	Ps.	2,942,558	Ps.	5,752,662

	Year ended December 31,
	2021		2020		2019
Non-aeronautical services:
Commercial activities
Car parking charges	Ps.	217,728	Ps.	126,818	Ps.	279,463
Advertising(1)(2)		70,338		59,695		76,200
Retail operations(1)(2)		86,128		64,486		124,554
Food and beverage(1)(2)		120,148		87,499		144,374
Car rental operators(1)(2)		142,651		111,037		149,454
Time share developers(1)(2)		13,557		12,683		16,663
Financial services(1)(2)		8,355		7,853		10,367
Communication and services(1)(2)		18,137		17,800		16,006
Services to passenger		3,561		3,281		4,127
VIP lounges		49,381		36,538		51,176
Other services		49,593		44,300		43,542
Total revenue from commercial activities		779,577		571,990		915,926

Diversification activities:
Hotel services		221,728		141,890		357,032
OMA Carga		257,210		183,382		194,936
Real estate services		19,721		16,499		18,181
Industrial services		63,737		51,272		39,451
Other services		6,889		7,547		4,966
Total diversification activities		569,285		400,590		614,566

Complementary activities:
Leasing of space(1)(2)		122,639		85,729		83,477
Access rights		21,316		15,819		19,709
Documented baggage inspection		150,238		86,491		175,006
Other services (CUSS and CUTE)		10,324		10,420		10,921
Total of complimentary activities		304,517		198,459		289,113
Total revenue from non-aeronautical services	Ps.	1,653,379	Ps.	1,171,039	Ps.	1,819,605
(1)	These revenues are considered as commercial concessions.

(2)	Revenues from commercial concessions and complementary activities are generated principally based on the terms of Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the NCPI) and/or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent are included under the caption “Commercial concessions” above.

Approximately 76% of consolidated revenues for the years ended December 31, 2021, 2020 and 2019, generated by the Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua, Ciudad Juárez, and San Luis de Potosí airports.

27.         Cost of services

The cost of services is as follows:

	Year ended December 31,
	2021		2020		2019
Wages and salaries	Ps.	229,358	Ps.	228,993	Ps.	242,473
Maintenance		142,069		124,563		177,191
Security and insurance		128,299		134,774		161,351
Utilities (electric, cleaning and water)		144,727		122,961		177,250
Building lease		2,015		2,543		15,683
Allowance for doubtful accounts		646		17,738		(241)
Cost of hotel service		44,282		30,650		85,706
Equipment lease, fees and others		90,711		103,736		94,794
	Ps.	782,107	Ps.	765,958	Ps.	954,207

28. Subsequent event

a.	Dividend payments

On January 19, 2022, a single dividend payment was made in the amount of Ps. 4,325,841 in the amount of Ps. 11.201923995 pesos per share upon delivery of coupon number 4. The dividend was declared in resolutions adopted by its General Ordinary and Extraordinary Shareholders’ Meeting, held on December 22, 2021, in which the Board of Directors was delegated to determine the amount and date of payment of the dividend.

b.	Debt issuance and bank loans repayment

On March 31, 2022, GACN completed of its issuance of Ps. 4,000,000 in bonds linked to long-term sustainability, in two tranches, one at a variable rate and the other at a fixed rate The variable rate tranche in the amount of Ps. 1,700,000 in 5-year bonds at a variable rate at 28-day TIIE plus 14 basis points. The fixed rate tranche Ps. 2,300,000 in 7-year bonds at a fixed rate of 9.35%. The Bonds will be paid at maturity. With these issuances proceeds of the Issuances, GACN has prepaid short-term loans for a total amount of Ps. 2,700,000. The remaining proceeds will be used primarily to finance investments committed under the Master Development Program for the Group's airports.

c.	Dividend declaration

On April 22, 2022, at the Shareholders’ Meeting, shareholders approved, among other matters, the payment of a cash dividend to shareholders of Ps.2,300,000 which will be paid in two installments: the first installment of Ps.1,800,000 no later than May 31, 2022, and a second installment of Ps.500,000, no later than July 31, 2022.

29.         Authorization for the issuance of the consolidated financial statements

The Company’s consolidated financial statements were authorized for issuance on April 29, 2022, by the Chief Executive Officer, Ricardo Dueñas Espriu and Ruffo Pérez Pliego del Castillo, General Director of Administration and Finance and, consequently do not reflect the events occurred after that date.

* * * * * *