Form 20-F
period 2022-12-31
Central North Airport Group
filed 2023-04-28
CIK 1378239

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☒ Yes ◻ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

PART I

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

As a result of the COVID-19 pandemic, since 2020, the Mexican Government established different measures to contain or mitigate the coronavirus, including the issuance of decrees suspending all non-essential activities in the country from March 31, 2020 through May 30, 2020. However, since the beginning of the pandemic, airports were and have been considered essential and our airports have remained operational since. As a consequence of these measures, total passenger traffic in our airports declined 22.2% and 52.3% in 2021 and 2020, as compared to 2019. In 2022, passenger traffic increased 28.8% as compared to 2021, and 0.2% as compared to 2019, mainly due to the efficacy of vaccination programs worldwide, and the easing of restrictive travel policies in various parts of the world. Further, our total passenger traffic increased 29.9% in the first quarter of 2023 as compared to the first quarter of 2022 and increased 16.9% as compared to the first quarter of 2019.

In response to the material deterioration in air traffic, we took a number of actions in 2020 and 2021 to mitigate our business, operations and financial condition, including, among others, (a) the temporary reduction of certain operating areas in terminal buildings, which resulted in electricity savings and optimization of our cleaning and security crew, (b) deferral of cost in minor maintenances based on prevailing levels of operations, (c) headcount reduction of approximately 100 positions implemented in the third quarter of 2020, and (d) deferral and discount agreements with commercial and aeronautical clients, most of which were phased out on June 30, 2021. Additionally, we established health and safety protocols aimed at enhancing the well-being of passengers and essential operating personnel across the airports we operate. Protective gear is required for staff working on the premises, and sanitization practices in accordance with the guidelines of local health authorities remain in place. As a result of the easing of travel policies worldwide, we have lifted some of these measures, such as COVID-19 passenger testing, temporary reduction of certain operating areas in terminal buildings, and minor maintenance costs deferrals.

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

Events such as the conflicts in the Middle East and terrorist attacks worldwide have in the past negatively affected the frequency and pattern of air travel worldwide.

On February 24, 2022, Russian forces launched significant military action against Ukraine, and sustained conflict and disruption in the region has continued as of the date of this report. The military conflict has since caused significant volatility in commodity prices (including, but not limited to fuel), credit and capital markets, as well as supply chain interruptions. The impact to Ukraine as well as actions taken by other countries could have a material adverse effect on our operations. The extent and duration of the military action, sanctions and resulting market and supply chain disruptions are highly unpredictable but could be substantial. Any general increase of hostilities in Ukraine, even if not made on or targeted directly at the air travel industry, or the fear of or the precautions taken in anticipation of any potential military attacks such as elevated national threat warnings, travel restrictions, selective cancellation or redirection of flights and new security regulations, among others, (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry as a result of new security requirements and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

In addition, in response to the conflict between Russia and Ukraine, the U.S. and other countries have imposed sanctions or other restrictive actions against Russia, which have resulted in higher energy prices, and higher prices for certain raw materials and goods and services, which in turn is contributing to higher inflation in the United States and globally, and has caused significant disruption to financial markets. Various of Russia’s actions have led to sanctions and other penalties being levied by the United States, the European Union, and other countries, as well as other public and private actors and companies, against Russia and certain other geographic areas, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restrictions on imports of Russian oil, liquified natural gas and coal. Additional potential sanctions and penalties have also been proposed and/or threatened. The sanctions have had, and are expected to continue to have, a significant disruptive effect on global markets, including oil and gas markets, accessibility of airports and associated travel routes, as well as supply chains, including aircraft components. The U.S. and global markets are experiencing volatility and disruption following the escalation of such geopolitical tensions and the military conflict between Russia and Ukraine. While the short and long-term implications of Russia’s invasion of Ukraine are difficult to predict at this time, we continue to monitor any adverse impact that the outbreak of war in Ukraine and the subsequent institution of sanctions against Russia by the United States and several European and Asian countries may have on the global economy in general, on our business and operations and on the businesses and operations of our suppliers and customers. Any of the above factors, including sanctions, export controls, tariffs, trade wars and other governmental actions, could have a material adverse effect on the travel industry and therefore our business, financial condition, cash flows and results of operations. See also “Variations in international fuel prices could directly or indirectly adversely affect our business and results of operations.”

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

Furthermore, in September 2017, the U.S. administration announced its plan to phase out the Deferred Action for Childhood Arrivals program (“DACA”), which allows certain individuals who entered the U.S. as undocumented minors to defer immediate deportation and to be eligible for a work permit. Because the majority of individuals who benefit from this program are from Mexico, terminating the program may affect relations between Mexico and the U.S., as well as transit between the two countries. On July 16, 2021, the U.S. District Court for the Southern District of Texas issued a ruling partially suspending DACA. The ruling permits the continued processing of DACA renewals but does not allow for any new applications to be granted. The DACA final rule took effect on October 31, 2022, pursuant to which the United States administration will accept and process renewal DACA requests and accompanying requests for employment authorization, so long as they are consistent with court orders and any ongoing partial stay (such as the ruling from the U.S. District Court for the Southern District of Texas). While the new rule will apply to applications considered as of October 31, 2022, currently valid grants of DACA, related employment authorization, and advance parole will continue to be recognized as valid under the final rule. We cannot assess the impact DACA may have on particular industries or government policies that may result. If new federal immigration legislation is enacted in the U.S., such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the United States. Such restrictions could have a material adverse effect on our passenger traffic results. We cannot predict the impact that these measures may have on trade between the U.S. and Mexico or whether foreign direct investment from the U.S. to Mexico will decrease.

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

The outbreak of COVID-19 has adversely affected the economies and financial markets of many countries, including the United States and Mexico. The extent to which COVID-19 further impacts these economies will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and scope of the outbreak and the actions taken to contain or treat the outbreak, within the United States, Mexico and around the world. The United States and Mexico technically entered into a recession in 2020 following the COVID-19 outbreak. Although vaccination rollout has raised hopes of a turnaround in the COVID-19 pandemic during 2022 and during the first quarter of 2023, renewed waves and new variants could lead to new measures implemented by governmental authorities to contain and mitigate the effects of COVID-19, including shutdowns of non-essential infrastructure businesses, stricter border controls, stringent quarantines and social distancing. Such measures triggered significant economic downturn in Mexico and the United States. The extent and effect of a potentially new recession is difficult to predict, including whether such recession and any recovery thereof will be similar to past periods of recession and recovery.

Moreover, international events, such as decreases in oil prices and the slower growth in the Chinese economy, have led to volatility in the international markets and adversely affected the Mexican economy. As a result, Mexico has been forced to cut public expenses, since oil output is one of the main sources of revenue in Mexico. In recent years, however, the U.S. economy has improved; though GDP decreased at an annualized rate in real terms of 3.5% in 2020, it increased 5.7% in 2021, and 2.1% in 2022. Our international passenger traffic decreased 56.9% and increased 94.3% and 17.9% in 2020, 2021 and 2022, respectively. In the event of an economic downturn, developing countries, which have largely rebounded from the economic and financial crisis in 2009, would be impacted through trade and financial channels.

Our business is particularly dependent on the condition of the U.S. economy and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. For more information on U.S. travel restrictions related to COVID-19, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.” According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), in 2022, exports from Mexico to the United States represented approximately 81.8% of Mexican exports, and 42.5% of foreign direct investment in Mexico originated in the United States. According to the Mexican Bank (Banco de Mexico), in 2022, remittances received from the United States was approximately U.S.$58.49 billion, representing a 13.4% increase with respect to those received in 2021.

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

For example, European Brent crude oil spot prices increased from U.S.$51.22 per barrel on December 31, 2020, to U.S.$ 77.24 per barrel on December 31, 2021, and increased from U.S.$ 77.24 per barrel on December 31, 2021 to U.S.$82.82 per barrel on December 31, 2022. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. Further, the outcome of the conflict between Russia and Ukraine and the impact that it may continue to have on fuel prices is uncertain. For more information, see

“Large scale international events, including acts of terrorism, wars and the military action launched by Russian forces in Ukraine, could have a negative impact on international air travel and our revenues.”

In the past, increased costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and, in some cases, even contributed to filings for bankruptcy by some airlines. Our business could be negatively impacted by hydrocarbon price volatility as the result of, or as a result of the threat of, Russian activities in Ukraine and as the result of, or as a result of the threat of, Russia expanding its production of oil and gas to finance its activities in Ukraine and destabilize world energy markets. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from member states in the Organization of the Petroleum Exporting Countries. Further, recent increases in oil prices may lead to an unpredictable drop in pricing in the medium to long-term, and any substantial variation in fuel prices could have an adverse effect on our results of operations and financial condition. Additionally, the recent conflict between Russia and Ukraine has caused shortages in the availability of aircraft fuel, including as a result of targeted sanctions and export control measures imposed by the United States and foreign government bodies. Because Russia is one of the world’s largest oil exporters, we expect recent global developments relating to Russia’s conflict with Ukraine, and resulting export restrictions to decrease fuel global supply and increase fuel prices, which could be aggravated if the OPEC member states decide not to, or are unable to, increase their fuel production. Although, for the year ended December 31, 2022, any such shortages have not been material, there is no assurance that the shortages will not become more severe, and we cannot predict the continued impact of these sanctions and export control measures, or the impact of any further retaliatory actions that may be taken by Russia and the United States and foreign government bodies. Shortages in the availability of, or increases in demand for, crude oil in general, other crude oil-based fuel derivatives and aircraft fuel in particular have resulted, and could continue to result, in increased fuel prices and could have a material adverse effect on our business, results of operations and financial condition. See also “Large scale international events, including acts of terrorism, wars and the military action launched by Russian forces in Ukraine, could have a negative impact on international air travel and our revenues.”

Our business is highly dependent on the operations of Mexico City International Airport.

In 2020, 2021 and 2022, approximately 40.0%, 40.3% and 40.4%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport (Aeropuerto Internacional de la Ciudad de México, S.A. de C.V.). As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.

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

In August, 2022, the Mexico City International Airport entered into an agreement with the airlines servicing the airport to temporarily reduce their flights by 15% from 61 to 52 air traffic movements per hour from October 31, 2022 to March 25, 2023, in an attempt to reduce flight saturation. On February 2, 2023, the Mexican federal administration issued a decree pursuant to which domestic and international cargo operators (with the exception of those that provide combined cargo and passengers operations) are (i) prohibited to operate in the Mexico City International Airport and (ii) required to relocate their operations no later than 108 business days following the issuance of the decree.

There is still uncertainty about what impact such decree and the new Felipe Ángeles Airport will have to alleviate congestion at the existing Mexico City International Airport, and we cannot assure you how such decree or capacity adjustments would affect our results of operations.

Security enhancements have resulted in increased costs and may require additional investments in the future.

In 2022, 11.7% of the passengers served by our airports were international passengers, of which, 85.2% arrived or departed on flights originating in or departing to the United States. The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance. Following the events of September 11, 2001, we reinforced security at our airports, and our general liability insurance premiums increased substantially. For more information on the insurance policies we carry, see “Item 4. Information on the Company – Property, Plant and Equipment.”

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

While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. See “Risk Factors— Large scale international events, including acts of terrorism, wars and the military action launched by Russian forces in Ukraine, could have a negative impact on international air travel and our revenues.” Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. As a result of the COVID-19 pandemic, airlines and airports have had to implement additional security and compliance measures to comply with local health and safety regulations, which could increase costs. We have, among other things, installed disinfectant gel dispensers and air purifiers, mandated facemasks, installed preventive barriers, instituted spacing and flow of movement measures, and provided training to our employees. The majority of these enhanced measures have been gradually eliminated and have not resulted in a significant increase in our operating costs to date, but we may be required to adopt additional safety measures in the future. Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at our airports due to increased passenger screening and slower security checkpoints and increase our operating costs, which would have an adverse effect on our overall performance.

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

In 2022, approximately 81.3% of the sum of our aeronautical and non-aeronautical revenues were generated from seven of our thirteen airports and OMA Logística, S.A. de C.V. (“OMA Logística”). The Monterrey airport generated the most significant portion of our revenues. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports, including the percentage of total revenues generated by our other subsidiaries:

For Year Ended
Airport / Subsidiary	December 31, 2022
Monterrey	41.4%
Culiacán	8.8%
Ciudad Juárez	6.5%
Chihuahua	6.5%
OMA Logistica S.A. de C.V. ("OMA Logística")	5.8%
Mazatlán	5.7%
Acapulco	3.4%
San Luis Potosí	3.1%
Six other airports, Terminal 2 NH Collection Hotel, Servicios Complementarios del Centro Norte, Hilton Garden Inn Hotel, and OMA VYNMSA Aero Industrial Park.	18.7%
Total	100.0%

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

As a result of the various measures implemented to control the spread of COVID-19, such as the suspension of non-essential activities and the reduced demand for air travel and hotel services, the operation of our two hotels has experienced significant declines in occupancy rates and in revenues. In 2020, the occupancy rates in our Terminal 2 NH Collection Hotel and our Hilton Garden Inn Hotel in the Monterrey airport were 42.4 and 41.6 percentage points lower, respectively, compared to 2019. On April 6, 2020, we temporarily suspended services our Hilton Garden Inn Hotel through July 6, 2020 due to low occupancy demand as a result of the COVID-19 outbreak. In 2021, the average occupancy rates in our Terminal 2 NH Collection Hotel and our Hilton Garden Inn Hotel in the Monterrey airport were 20.3 and 31.6 percentage points lower, respectively, compared to 2019. In 2022, the occupancy rates in our Terminal 2 NH Collection Hotel and our Hilton Garden Inn Hotel in the Monterrey airport were 77.9% and 71.8%, respectively.

Both of the hotels that we operate, our OMA-VYNMSA industrial park and our OMA Carga bonded warehouses could face additional competition from third parties developing similar projects in areas adjacent to the Mexico City airport and the Monterrey airport. In particular, with respect to the Monterrey airport, the competition could increase due to “nearshoring”, as certain U.S. companies are moving their operations to Monterrey and the areas surrounding the Monterrey airport are in high demanded to establish and operate warehouses.

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

Of the total aeronautical revenues generated at our airports in 2022, VivaAerobus represented 35.0%, Volaris represented 25.6% and Aeroméxico and its affiliates represented 19.1%. None of our contracts with our airline customers obliges them to continue providing service from our airports and, if any of our key customers reduces their use of our airports, competing airlines may not add flights to their schedules to replace any flights no longer handled by our principal airline customers. On June 30, 2020, Aeromexico and its affiliates, which accounted for 20.3% of our total passenger traffic in 2020, 19.5% of our passenger traffic in 2021, and 19.1% of our passenger traffic in 2022, filed voluntary Chapter 11 petitions in the United States to implement a financial restructuring while continuing to operate. On January 28, 2022, the United States Bankruptcy Court for the Southern District of New York confirmed Aeromexico’s plan of reorganization, and the restructuring was successfully completed on March 17, 2022. In addition, as of December 9, 2020, Interjet, which accounted for 5.7% of our total passenger traffic in 2020, stopped operating at our airports due to the financial impact of the outbreak of COVID-19 on their operations. In August 2022, Interjet initiated bankruptcy proceedings under Mexican Law (Concurso Mercantil), and on April 10, 2023 the bankruptcy federal judge issued a ruling declaring the company bankrupt and ordering the sale of all of its assets to pay its creditors. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenues from our key customers.

Due to increased competition, volatility in fuel prices and the general decrease in demand because of global volatility in the financial and exchange markets, economic crises and the COVID-19 related health crisis, many airlines are operating in adverse conditions. Should fuel prices increase or in the event of other adverse health or economic developments, one or more of our principal carriers could become insolvent, cancel routes, suspend operations or file for bankruptcy. All such events could have a material adverse effect on our results from operations. Furthermore, any accident, incident or any other event that affects the perception of safety standards of any of the major airlines may affect their image and generate a public perception that it is less safe or reliable than other airlines. These events would affect consumer demand and the number of passengers serviced by the airline, thus affecting our business, results of operations, prospects and financial condition.

The global airline industry has experienced and continues to experience significant financial difficulties and recent warnings regarding industry profitability. On December 6, 2022, the International Air Transport Association, or IATA, issued its 2022 financial forecast for the global commercial airline industry, estimating net post-tax loss of about U.S.$6.9 billion, given that airlines will continue to have difficulty reducing their costs to offset lower revenues. On December 9, 2022, IATA issued its 2023 financial forecast, estimating the industry to show a profit of U.S.$4.6 billion on revenues of U.S.$779 billion in 2023. The forecast also indicated that net profit margins were expected to increase to 0.6% in 2023 compared to -2.6% in 2022. However, the IATA may further reduce its forecasts, and the short-term and long-term effects of the COVID-19 outbreak on the global airline industry is still uncertain. The economic shock from the COVID-19 outbreak, which has been felt more acutely by airlines, has and may continue to trigger insolvencies within the global airline industry.

Some of our airline and other clients and tenants have asked for assistance, either through discounts on payments owed to us or by an extension on those payments. During 2020 and early 2021, we provided payment extensions to our main airline customers, which allowed us to mitigate noncompliance risks. During 2020 and the first half of 2021, we also offered incentives to our commercial tenants through discounts or payment extensions. No such arrangement materially affected our financial condition or liquidity. As a result of the COVID-19 pandemic, our reserve for doubtful accounts receivable, increased by 231% to Ps.20.8 million as of December 31, 2020, slightly decreased to Ps.20.3 million as of December 31, 2021 and decreased to Ps.12.4 million as of December 31, 2022. We cannot assure you whether the COVID-19 pandemic will continue to cause an increase in our reserve for doubtful accounts receivable in 2023. For more information on the impact of COVID-19 on our business, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

In addition, the current Mexican law prohibits an international airline from transporting passengers from one Mexican location to another (unless the flight originated outside Mexico), which limits the number of airlines providing domestic service in Mexico (“cabotage”). For more information on cabotage see “Changes to Mexican laws, regulations and decrees applicable to the Company could have a material adverse impact on the results of operations”. On December 18, 2015, the United States and Mexico entered into an Air Transport Agreement with the purpose of promoting and facilitating an international aviation system, based on competition among airlines, to facilitate the expansion of international air transport opportunities and ensure the highest degree of safety and security in air transport. The agreement, which replaced the agreement that had been in effect since 1960, became effective as of August 21, 2016, after approval by the Mexican Senate and the competent authorities in the United States. The agreement provides for an increase in services on existing routes between both nations, as well as the addition of new routes and an increase in the frequency of flights on existing routes. The agreement also grants Mexican airlines the ability to further penetrate international markets, as it permits airlines from both countries that operate flights between the United States and Mexico to pick up passengers and continue with the flights to a third country. This agreement may be modified in the future to provide for international airlines to operate domestic flights in our airports, but until then we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

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

In addition, such conflicts have been exacerbated by (i) new labor unions created to negotiate and/or dispute existing collective bargaining agreements on behalf of the labor unions that currently hold such contracts, (ii) a 20.0%

increase of the general minimum wage nationwide as of January 1, 2020, a subsequent 15.0% increase of the general minimum wage as of January 1, 2021, a 22.0% increase as of January 1, 2022, and a 20.0% increase as of January 1, 2023, and (iii) a 5.0% increase of the minimum wage in the municipalities near the northern border of Mexico as of January 1, 2020, an additional 15.0% increase as of January 1, 2021, a 22.0% increase as of January 1, 2022, and an additional 20.0% as of January 1, 2023. These developments in recent years have led workers and labor unions to demand more significant benefits and higher salary increases than in prior years, which could in turn increase our cost of personnel. For more information on employee relations, see “If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations” and “Changes to Mexican laws, regulations and decrees applicable to the Company could have a material adverse impact on the results of operations”.

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

If any conflicts with our employees were to arise, including with our unionized employees (which accounted for 44.9% of our total employees as of December 31, 2022), resulting in events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations. As of the date of this report, the effects of the COVID-19 outbreak have not affected our relations with our labor force, but we cannot assure you that any further effects resulting from COVID-19 will not cause any disruptions in the future.

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

Passenger charges are collected by the airlines and then paid to us on the basis of contracts entered into with each airline operating at our airports. We cannot guarantee that all airlines will continue collecting the passenger charges for us. Should one or more airlines stop collecting passenger charges for us, we would have to collect these charges directly ourselves, which would result in additional costs.

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

In addition, the COVID-19 outbreak has and could continue to adversely affect the global airline industry. For more information on how COVID-19 has affected airlines, see “Our operations depend on certain key airline customers, and the loss or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.” Given the economic uncertainty for many airlines, airlines could stop paying us the applicable passenger charges. Should one or more airlines stop paying us for passengers (other than diplomats, infants, transfer and transit passengers) departing from our terminals, our business and results of operation could be adversely affected. For more information on the impact of COVID-19 on our business, see “The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

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

The current and future performance of our operations depends significantly on the continuous contribution of managers and other key employees. In order to achieve the objectives of each manager or key position, the ability, experience, aptitude and knowledge of each candidate is taken into account for recruitment and personnel allocation purposes. We cannot guarantee that in the future our executive team will be maintained, or that if new executives are incorporated, they will have the same level of knowledge and experience. The potential lack of a capable management team could adversely affect our operations, financial condition and results of operations.

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

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amounted to approximately Ps.700,238 thousand at December 31, 2022. The deferred tax assets are quantified on the basis of currently enacted tax rates and accounting standards and are subject to change as a result of future changes to tax laws or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our financial condition and results of operations. For further information on deferred tax assets, refer to Note 4 to our audited consolidated financial statements. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Deferred Income Taxes.”

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

Natural disasters may impede or cause the suspension of operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports. For instance, on November 3, 2016, the Tampico airport flooded due to heavy rains, causing the collapse of part of the bordering fence. Although, the affected neighbors filed claims for damages against the Tampico airport, the insurance carrier rejected the neighbors’ claims alleging that the damage was caused by a natural disaster. In addition, the Terminal 2 NH Collection Hotel located in Terminal 2 of the Mexico City International Airport was temporarily closed after the earthquake on September 19, 2017. Although the Terminal 2 NH Collection Hotel did not suffer any structural damage, utilities of the hotel were interrupted and hotel operations were suspended until September 25, 2017. Further, our international passenger traffic decreased 1.2% during September 2017, partially due to the cancellation of flights caused by hurricanes Harvey and Max.

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

Our reputation and business could be adversely affected in the event of an emergency, accident or similar incident involving our airports.

We are exposed to potential significant losses and material adverse effects on our business in the event that any of our airports, or any aircraft operating within our airports is subject to an emergency, accident, terrorist incident or any other similar incident, and significant costs related to passenger claims, repairs or replacement of a damaged asset. For more information on recent events affecting our airports as a result of similar incidents see “High incidences of crime in Mexico, including extortion and drug trafficking, could adversely affect the Mexican economy and may have a negative effect on the Company’s business”. There can be no assurance that we will not be affected by such events or that the amount of our insurance coverage will be adequate in the event such circumstances arise and any such event could cause a substantial increase in our insurance premiums. See “—Our insurance policies may not provide sufficient coverage against all liabilities.” In addition, any future airport and/or aircraft emergency, accident or similar incident, even if fully covered by insurance or even if it does not involve our airports, may create a public perception that our airports or the facilities included within out airports is less safe or reliable than other transportation alternatives, which could have an adverse impact on our reputation and could have a material adverse effect on our business, results of operations and financial condition.

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

For more information on the latest legal reform affecting subcontracting and its effects on the Company, see also “—Risks Related to the Regulation of Our Business— Changes to Mexican laws, regulations and decrees applicable to the Company could have a material adverse impact on the results of operations”.

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

To allow the future expansion of the Monterrey airport, including the construction of a second commercial runway and the relocation of the control tower, between 2007 and 2011 we entered into a series of agreements for the purchase and exchange of plots of land adjacent or nearby the Monterrey airport. We currently own approximately 519 hectares (2.0 square miles) of land adjacent or nearby the Monterrey airport with an aggregate book value of Ps.1,422,046 thousand. Improvements made to airport facilities at our expense may be recognized by AFAC as part of our investment in the airport concession. To recover the cost of our investments in land reserve, on December 4, 2012, we received authorization from the former Mexican Bureau of Civil Aviation (currently AFAC) to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 Mexican pesos) in investments included in the 2011–2015 Master Development Program for the Monterrey airport to recover the cost of land acquisition. Additionally, the 2011 Master Development Program review recognized Ps.77,307 thousand (amount expressed in nominal 2009 pesos) in land acquisition costs. In 2022, we donated 56.6 hectares (0.2 square miles) of land with a book value of Ps.283,728 thousand to the Federal Government, acting through the Ministry of Infrastructure, Communications and Transportation, which will be incorporated into the Monterrey airport concession. The recovery of the remaining investment made by the Company in the amount of Ps.395,561 thousand (amount of Ps.694,390 expressed in nominal 2009 pesos) in land acquisition costs has been included in the indicative period of our current approved Master Development Program for 2026-2035. The remaining amount of the investment may not be recognized by the Ministry of Infrastructure, Communications and Transportation in the future.

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

The air cargo system is a complex, multi-faceted network that handles a vast amount of freight, packages and mail carried aboard passenger and all-cargo aircraft. The air cargo system is vulnerable to several security threats, including: potential plots to place explosives aboard aircraft; illegal shipments of hazardous materials; criminal activities, such as smuggling and theft; and potential hijackings and sabotage by persons with access to aircraft. Several procedural and technology initiatives to enhance air cargo security and detect terrorist and criminal threats have been put in place or are under consideration, such as an x-ray machine certified by the TSA in the bonded OMA Carga area and explosive trace detection (ETD) equipment at the Monterrey airport. In addition, we have several “chain of custody”

mechanisms that have allowed airlines to obtain certifications such as the ACC3, allowing such airlines to transport cargo to Europe. We may be subject to risks related to the integrity of our facilities or the reduction of our cargo traffic volume. The occurrence of such events could adversely affect our business, results of operations, prospects and financial condition.

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

The Company’s aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries. In 2020, 2021 and 2022, approximately 54.8%, 60.5% and 59.1%, respectively, of the Company’s total revenues, and approximately 71.5%, 76.1% and 76.0%, respectively, of the sum of its aeronautical and non-aeronautical revenues were earned from aeronautical services, which are subject to price regulation under the Company’s maximum rates. These regulations may limit the Company’s flexibility in operating its aeronautical activities, which could have a material adverse effect on its business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to the Company’s operations that affect its profitability are authorized (as in the case of the Master Development Programs) or established (as in the case of maximum rates) by the Ministry of Infrastructure, Communications and Transportation for five-year terms. The Company generally does not have the ability to unilaterally change its obligations (such as the investment obligations under its Master Development Programs or the obligation under its concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, this price regulation system may be amended in the future in a manner that would cause additional sources of the Company’s revenues to be regulated.

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

In response to the Antitrust Commission’s findings, the Ministry of Infrastructure, Communications and Transportation (Secretaría de Infraestructura, Comunicaciones y Transportes) published an amendment to the regulations of the Mexican Airport Law in the Federal Official Gazette on September 29, 2017, as well as general guidelines for the allocation of slots at congested airports (the “General Guidelines”). The Antitrust Commission found that the amendments issued by the Ministry of Infrastructure, Communications and Transportation did not provide a solution to the issues the Antitrust Commission had addressed and that the General Guidelines directly contradicted the Corrective Measures. As a result, the Antitrust Commission filed an appeal (controversia constitucional) before the Mexican Supreme Court, arguing that the Antitrust Commission, not the Ministry of Infrastructure, Communications and Transportation, has the authority to regulate the allocation of slots as a public essential service. On November 26, 2019 the Mexican Supreme Court ruled against the Antitrust Commission.

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

On December 15, 2022, the Mexican President presented to Congress an initiative to amend the Civil Aviation Law and the Airports Law. See “Changes to Mexican laws, regulations and decrees applicable to the Company could have a material adverse impact on the results of operations.” The bill to amend the Civil Aviation Law was approved by the Mexican Chamber of Deputies on April 19, 2023. The bill still needs to be discussed and approved by the Mexican Senate, and there are no assurances as to whether this initiative will be eventually approved and on which terms.

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

The Company’s concessions provide that an airport’s maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican Producer Price Index (Índice Nacional de Precios al Productor), excluding fuel). Although the Company is entitled to request additional adjustments to an airport’s maximum rates under certain circumstances including, among others, required capital investments not foreseen in the Master Development Programs, decreases in capital investments attributable to Mexican economy-related passenger traffic decreases or modifications of the concession tax payable by the Company, its concessions provide that such a request will be approved only if the Ministry of Infrastructure, Communications and Transportation determines that certain limited events specified in the concessions have occurred. Therefore, such a request may not be granted in the future. If a request to increase an airport’s maximum rates is not granted, and the Company is impacted by the circumstances that led to the request, its results of operations and financial condition could be adversely affected, and the value of Series B shares and ADSs could decline.

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

The consequences of the above-mentioned downgrades were the suspension of the right to operate code-shared flights and the restriction of Mexican airlines’ ability to increase the frequency of, or add new routes to, the United States. The Mexican government expected to carry out an audit to intend to restore Mexico’s Category 1 air safety status during the first half of 2023. As of the date of this report, no such audit has been completed. Following the audit, the FAA would have 40 days to confirm whether Mexico will recover its Category 1 status or will continue as Category 2. While the Mexican government has announced its attempt to recover its Category 1 status in 2023, we cannot be certain of how long this rating will be maintained, and we cannot predict what impact such a downgrade would have on our passenger traffic or results of operations, or on the public perception of the safety of our airports.

In 2020, 2021 and 2022, 2.8%, 5.0% and 3.0%, respectively, of our total passenger traffic, corresponded to passengers who traveled through our airports on flights to or from the United States operated by Mexican Airlines. The Company cannot be certain of how long this rating will be maintained and we cannot predict what impact such a downgrade would have on our passenger traffic or results of operations, or on the public perception of the safety of our airports.

If the Company exceeds the maximum rate at any airport at the end of any year, it could be subject to sanctions.

Historically, the Company has set the tariffs it charges for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year. For example, in 2022, the revenues subject to maximum rate regulation represented approximately 89.5% of the amounts the Company was entitled to earn under the maximum rates for all of its airports. The Company may not be able to establish tariffs in the future that allows it to collect substantially all of the revenues it is entitled to earn from services subject to price regulation.

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

The Company aims to charge prices that are as close as possible to its maximum chargeable rates, and it is entitled to adjust the specific tariffs only once every six months for inflation (or earlier upon a cumulative increase of 5% in the Mexican Producer Price Index (excluding fuel)). However, the Company generally collects passenger charges from airlines 30 to 60 days following the date of each flight. The tariffs for the services that it provides to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos (or “pesos”)

based on the average exchange rate for the month prior to each flight. Accordingly, depreciation of the peso, particularly late in the year, could cause the Company to exceed the maximum rates at one or more of its airports, which could lead to the imposition of fines and the subsequent termination of one or more of its concessions.

The peso has historically experienced significant volatility. From December 31, 2020 to December 31, 2021, the peso depreciated by approximately 3.1% from Ps.19.89 per U.S.$1.00 to Ps.20.51 per U.S.$1.00. From December 31, 2021 to December 31, 2022, the peso appreciated by approximately 5.0%, from Ps.20.51 per U.S.$1.00 on December 31, 2021 to Ps.19.50 per U.S.$1.00 on December 30, 2022. On April 21, 2023, the exchange rate was Ps.18.01 per U.S.$1.00.

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

On February 5, 2014, the Mexican government announced in the Federal Official Gazette that the Ministry of Infrastructure, Communications and Transportation granted to Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V., a concession for 20 years to construct, operate and exploit a civil-aviation airport in the municipality of Bocoyna, Chihuahua, located 250 kilometers (144 miles) from the city of Chihuahua, within an area of 95.5 hectares (0.4 square miles). The government of the state of Chihuahua owns 98% of the capital stock of Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V. The airport has an ICAO Category 3C rating and could present competition to the Company’s airport located in the municipality of Chihuahua, which has a higher ICAO Category 4D rating and is located 18 kilometers (11.2 miles) from the city of Chihuahua. The Ministry of Infrastructure, Communications and Transportation has the capacity to upgrade the category of the airport depending on improvements to infrastructure made by the concessionaire or could downgrade the category if the concessionaire does not maintain adequate conditions in the airport. On February 21, 2020, the State of Chihuahua announced that the airport was expected to start operations in late 2020, with limited operations through late 2021. On February 1, 2022, the State of Chihuahua announced that the airport was expected to start operations in 2023, due to constructions delays because of COVID-19. The airport was expected to be fully operational beginning in 2023 to serve both commercial and general aviation flights; however, as of the date of this report, it is not clear when the aiport will be operational. The airport is expected to have an annual capacity to serve up to 80,000 passengers per year during the first five years of operations, and later increase its capacity to serve up to 250,000 passengers per year. As of the date of this report, the Company cannot predict whether the Chihuahua airport will materially affect its results of operations or financial performance.

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

On January 11, 2021, the Mexican Government published reforms to Article 311 of Mexican Federal Labor Law in the Federal Official Gazette, regulating remote working conditions. As a result of these reforms, employees that work more than 40% of their work hours from home or from any other place that is not the applicable company’s domicile without supervision or guidance from the employer have new rights and obligations. These new rules also set forth new obligations for employers. For example, employers must now provide the necessary tools and services for employees to fulfill their jobs. This reform became effective as of January 12, 2021. While, as of the date of this report, the Company no longer implements a work from home policy, we cannot determine whether these developments could affect the Company’s results of operations in the future.

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

In addition, in 2017 we entered into a self supply agreement (“SSA”) under the self-supply (“autoabasto”) legal figure, with a wind electricity generator, which expires in 2028. In 2022, approximately 77% of the total electricity consumption of the Company was supplied under this agreement. As of the date of this report, we cannot predict how these amendments to the EIL and the proposed bill to amend the Constitution will affect the SSA if they ever become effective.

Separately, upon the enactment of the Mexican Federal Antitrust law Law (Ley Federal de Competencia Económica) on May 23, 2014, the law granted broad powers to the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) (“COFECE”), including the abilities to investigate and regulate essential facilities, investigate companies, eliminate barriers to competition in order to promote access to the market and order the divestment of assets. The law also set forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law, since COFECE’s decisions may only be challenged through indirect appeal (amparo indirecto).

Additionally, on December 15, 2022, the Mexican government submitted to Mexico’s congress an aviation sector amendment bill. If approved, the bill would result in amendments to the Civil Aviation Law and the Airports Law, including, among others, (i) changing the administrative nature of AFAC from a regulatory agency to a decentralized administrative entity (órgano administrativo desconcentrado) of the Ministry of Infrastructure, Communications and Transportation ; (ii) allowing foreign airlines to operate domestic flights (cabotage) within certain routes that are of strategic interest for the development of the country’s airport infrastructure, as long as the airport complies with certain technical and operational capacity requirements; (iii) enhancing regulatory and supervisory responsibilities of the AFAC over civil aviation matters (which was previously assigned to the Secretary of Infrastructure, Communications and Transportation), including in the issuance of technical and administrative regulations applicable to the Master Development Programs; (iv) coordinating security regulations for purposes of restoring Mexico’s FAA safety rating to Category 1; and (v) establishing the applicable sanctions for concessionaries not complying with flight schedules and timetables or any other requirements set forth in the bill. On April 12, 2023, the Mexican President amended the bill to remove all reforms related to cabotage. The Mexican Chamber of Deputies approved the bill to amend the Civil Aviation Law on April 19, 2023, which is yet to be discussed in the Mexican Senate. As of the date of this report, we cannot assure you how such bill, if passed, would affect our operations and competitiveness in the Mexican market.

On March 28, 2023, the Mexican President presented to Congress an initiative to reform various federal laws. The bill provides, among others, additional grounds for the Mexican government to revoke concessions and permits. It also provides a mechanism to speed up private property expropriation by the state. As of the date of this report, we cannot assure you how such bills, if passed, would affect our operations and competitiveness in the Mexican market.

Risks Related to Mexico

The Company’s business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments in Mexico could adversely affect its business and results of operations.

In 2020, 2021 and 2022, domestic terminal passengers have represented approximately 89.3%, 87.2% and 88.3% respectively, of the passenger traffic volume in the Company’s airports. In addition, all of its assets are located, and all of its operations are conducted, in Mexico. Accordingly, the Company’s financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in Mexico. As a result, its business, financial condition and results of operations could be adversely affected by any deterioration of the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico or by other negative political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange-rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

The Mexican economy underwent an economic crisis that began in 2008 and continued in 2009 as a result of the impact of the global financial crisis, which affected many emerging economies. The Mexican economy’s link with the U.S. economy remains very important, and therefore, any downside to the economic outlook of the U.S. may hinder any recovery in Mexico. This correlation may have an impact on Mexico’s GDP growth and other macro-economic conditions. The Mexican economy achieved real GDP growth rates of 3.1%, 5.0% and -8.5% in 2022, 2021 and 2020, respectively, and is estimated to increase by 1.7% in 2023 and to grow by 1.6% in 2024, according to the World Economic Outlook published by the International Monetary Fund in January 2023.

During 2022, average reference interest rates in Mexico increased by 323 basis points compared to 2021. The annualized interest rates on 28-day short-term Mexican treasury bills, or Cetes (Certificados de la Tesorería de la Federación), averaged approximately 5.3%, 4.4% and 7.7% for 2020, 2021 and 2022, respectively. To the extent that the Company incurs peso-denominated debt in the future, it could be at high interest rates.

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

In addition, following the congressional elections on July 1, 2018, the Morena political party obtained an absolute majority in the Mexican Chamber of Deputies and, together with its allied political parties (Partido del Trabajo and Partido Encuentro Social), obtained a majority in the Mexican Senate. The current members of the Mexican Congress took office on September 1, 2018. We cannot assure you that Morena and its political party allies or any future members will not introduce new legislative initiatives or modify existing legislation that could, in turn, result in economic or political conditions that could materially and adversely affect our business. On June 6, 2021, a number of electoral processes took place including mid-term elections for the Mexican Chamber of Deputies as well as governor elections in fifteen states, including six of the states in which we operate our airports. While the opposition coalition made important gains in the Chamber of Deputies, Morena won 11 of the states’ governor races. Changes in laws, public policies or regulations may affect the political and economic environment in Mexico and, consequently, contribute to economic uncertainty and heightened volatility of the Mexican capital markets and in securities issued by Mexican companies. See “—Risks Related to Our Business —Changes to Mexican laws, regulations and decrees applicable to the Company could have a material adverse impact on the results of operations”.

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

Demonstrations and riots taking place in cities where our airports are located and where they are either a potential target or in the path of such demonstrations could generate flight cancellations and the suspension of our operations and could materially and adversely affect our business, results of operations, prospects and financial condition. See “Risk Factors – High incidences of crime in Mexico, including extortion and drug trafficking, could adversely affect the Company’s business.”

Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations.

All of our operations conducted in Mexico are dependent upon the performance of the Mexican economy. As a result, our business, financial condition and results of operations may be affected by the general condition of the Mexican economy, over which we have no control. In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. We can provide no assurance that such conditions will not return or that such conditions will not have a material adverse effect on our business, financial condition, or results of operations.

According to the Mexican National Institute for Statistics and Geography (Instituto Nacional de Estadística y Geografía), or “INEGI,” GDP decreased 8.5% in 2020, increased 5.0% in 2021 and increased 3.1% in 2022, respectively, in each case compared with the previous year. The annualized interest rates for 28-day Mexican Treasury Bills (CETES) averaged approximately 5.2%, 4.5% and 7.7% in 2020, 2021 and 2022, respectively. As of April 21, 2023, the 28-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), or “TIIE-28,” was 11.52%. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

If inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

Economic conditions in Mexico may also be affected by political developments in the United States and economic developments in the United States, such as interest rates, inflation, exchange rates and GDP growth, among others.

Depreciation of the peso relative to the U.S. dollar could adversely affect the results of operations and financial condition of the Company.

From December 31, 2020 to December 31, 2021, the peso appreciated from Ps.19.89 per U.S.$1.00 on December 31, 2020 to Ps.20.51 per U.S.$1.00 on December 31, 2021 an appreciation of 3.1%. From December 31, 2021 to December 31, 2022, the peso appreciated from Ps. 20.51 per U.S.$1.00 on December 31, 2021 to Ps. 19.50 per U.S.$1.00 on December 31, 2022, an appreciation of 5.0%. During the first months of 2023, the peso appreciated, reaching Ps.18.01 per U.S.$1.00 on April 21, 2023. Rising inflation in the U.S., the extent of which is still uncertain, could have an impact on the value of the peso relative to the U.S. dollar. During 2022, inflation in the U.S. amounted to 8.0%, according to the Consumer Price Index Data provided by the U.S. Department of Labor. A depreciation of the peso affects the Company’s business in the following ways: (i) international passengers and international flights pay tariffs reported in U.S. dollars; while these tariffs are generally collected in Mexican pesos up to 60 days following the date of each flight, any depreciation of the Mexican peso has a positive impact on the Company’s results from operations, which are reported in Mexican pesos; (ii) the Company has cash balances denominated in U.S. dollars; a depreciation in the Mexican peso would result in higher cash balances when converted to Mexican pesos, thus causing foreign exchange gains; and (iii) the Company has financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos, thus causing foreign exchange losses. As of December 31, 2022, the Company had U.S.$6.5 million of liabilities denominated in U.S. dollars, representing 0.04% of its consolidated liabilities. As of March 31, 2023, U.S.$7.4 million of the Company’s cash balance was denominated in U.S. dollars.

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

High incidences of crime in Mexico, including extortion and drug trafficking, could adversely affect the Mexican economy and may have a negative effect on the Company’s business.

Higher incidences of crime throughout Mexico, including extortion and drug trafficking, could have an adverse effect on our business, results of operations, prospects and financial condition, as it may decrease the international and domestic passenger traffic directed to or within Mexico. The travel warning issued by the U.S. Department of State (Bureau of Consular Affairs) on October 5, 2022 (the “Travel Advisory”) urges U.S. citizens not to travel to the states of Colima, Guerrero, Michoacán, Sinaloa (except the city of Mazatlán), Tamaulipas and Zacatecas. This Travel Advisory also urges U.S. citizens to defer non-essential travel to cities, states and other regions, such as Chihuahua, Durango, Jalisco, Morelos and Sonora. Drug-related violence and other incidents of organized crime may not be contained, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, violent crime (which has had had an adverse impact on the economic activity in Mexico) may further affect travel within the country and between Mexico and other countries, including the United States, which could particularly affect the airports in the north of Mexico where we have significant operations andincrease our insurance and security costs.

We cannot assure you to what extent these violent crimes in Mexico will increase or decrease, whether they will expand throughout the country and that they will not have further adverse effects on the country’s economy and on our business, results of operations or financial condition.

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

On January 5, 2023, a major drug cartel leader was arrested in Culiacan. The arrest caused a violent outbreak in the state of Sinaloa, leading to, among others, confrontations with the military forces, blockage of city point entries, and armed clashes occurring in the vicinity of the Culiacan airport. At least one commercial carrier plane on the ground was hit by a stray bullet, without major consequences. At the request of the local civil aviation authority, the Culiacán and Mazatlán airports suspended operations from 10:30 a.m. until 3:00 p.m, and 10:00 p.m, respectively. Operations at both airports started to gradually resume on January 6, 2023. A total of 163 air traffic movements were cancelled at the Culiacán and Mazatlán airports as a result of these events. Even though these events did not result in any injury for passengers or airport employees nor did they significantly impact our operations, we cannot assure that future conflicts or violent outbreaks related to the Sinaloa drug cartel will nothave an adverse effect on our operations.

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

In addition, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, an economic downturn in the United States will significantly adversely impact the Mexican economy. Furthermore, the Company cannot assure you that any policies adopted by the Biden U.S. administration will not have an impact in the market value of its securities, or that the market value of its securities will not be adversely affected by events elsewhere. See also, “—Risks Related to Our Operations— Large scale international events, including acts of terrorism, wars and the military action launched by Russian forces in Ukraine, could have a negative impact on international air travel and our revenues.”

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

The level of environmental regulation in Mexico is increasing and the enforcement of environmental laws has become more common. For instance, Mexico launched a carbon dioxide (“CO2”) market in 2018. This initiative requires that industries that generate above a certain amount of CO2 emissions pay for rights to excess emissions. Starting in 2019, the legislation also requires that companies report their global emissions as verified by the Mexican Emissions Registry (Registro Nacional de Emisiones). In addition, new water quality standards are being discussed, which would require greater water quality for all of our wastewater disposal. There can be no assurance that environmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

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

Risks Related to Our Shareholders

Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”) has the right to appoint certain key members of our management, and SETA’s interests may differ from those of other shareholders.

As of the date of this report, VINCI SA (“VINCI”), VINCI Concessions SAS (“VINCI C”), VINCI Airports SAS (“VINCI A”), VINCI Airports Participations SAS (“VINCI Participations”) and CONCESSOC 31 SAS (“CONCESSOC” and together with VINCI, VINCI C and VINCI A, and VINCI Participations, the “VINCI Entities”), through Aerodrome and their direct subsidiary SETA, are the beneficial owners of 29.99% of our total capital stock. SETA directly owns Series B shares and Series BB shares that represent 14.8% of our capital stock. Aerodome owns Series B shares that represent 15.1% of our capital stock. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Purchase of shares by the VINCI Entities”.

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

On September 14, 2020, Empresas ICA, S.A.B. de C.V. and Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) filed Amendment No. 9 amending the Schedule 13D filed with the SEC, informing that prior to June 12, 2020, SETA was a wholly-owned subsidiary of ICA Tenedora,. S.A. de C.V. (“ICATEN”). On June 10, 2020, each of Bagual S.à r.l., Grenadier S.à r.l., Pequod S.à r.l., Harpoon S.à r.l. and Expanse S.à r.l. entered into a Stock Purchase Agreement with ICATEN and in the case of Bagual, a Stock Purchase Agreement with each of ICATEN and ICA Infraestructura, S.A. de. C.V. (a subsidiary of ICATEN), to purchase collectively 100% of the capital stock of SETA. The transactions closed on June 12, 2020 and the aggregate purchase price for the SETA shares was Ps. 5.47 per share for 862,703,377 shares.

On May 24, 2021, Aerodrome, SETA, Bagual S.à r.l., Grenadier S.à r.l., Pequod S.à r.l., Harpoon S.à r.l. and Expanse S.à r.l., Fintech, and David Martínez purchased 923,703 ADSs, representing 7,389,624 Series B Shares, and 52,765,577 Series B Shares of the Company through a cash tender offer in the U.S and an offer by Aerodrome in Mexico directed to holders of Series B Shares. The transaction closed on July 9, 2021 and the aggregate purchase price for the Company’s shares was Ps.137 per Series B Share and Ps.1,096 per ADS, for a total of approximately Ps.8,241 million (the “Tender Offer”).

On December 7, 2022, CONCESSOC completed the purchase of all the equity interests in SETA and Aerodrome pursuant to a Share Purchase Agreement (“SPA”) dated July 31, 2022, by and among, inter alia, CONCESSOC as purchaser and Fintech Holdings Inc., Bagual S.à r.l., Grenadier S.à r.l., Pequod S.à r.l., Harpoon S.à r.l. and Expanse S.à r.l., as sellers, (collectively, the “Sellers”), in which CONCESSOC agreed to purchase 100% of the equity interests held by the Sellers in SETA and Aerodrome, respectively for US$1,170,000,000. As of such date, SETA and Aerodrome collectively own 66,046,210 of OMA’s Series B Shares (including Aerodrome’s Series B Shares represented by ADSs) and SETA owns 49,766,000 of OMA’s Series BB shares.

The interests of SETA, the VINCI Entities, or any shareholder holding Series BB shares may differ from those of our other shareholders and can be contrary to the preferences and expectations of our other shareholders. SETA and the officers nominated or appointed by it may not exercise their rights in ways that favor the interests of our other shareholders. Furthermore, as a result of our board’s decision-making process, officers appointed by SETA may influence decisions taken by the rest of our officers.

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

Currently, Series BB shares represent 12.9 % of our outstanding capital stock and the remainder consist of Series B shares. SETA currently owns all of the outstanding Series BB shares representing 12.9% of our outstanding capital stock and also owns Series B shares representing 1.9% of our outstanding capital stock.

SETA’s current shareholders are the VINCI Entities, through wholly-owned subsidiaries, which in the aggregate own directly 100% of SETA.

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2022 amounted to approximately Ps.177,667 thousand. This agreement is more fully described in “Item 7. Major Shareholders and Related-Party Transactions.”

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

Committed Investments Under Master Development Programs by
Airport for 2021 through 2025 (1)

	For the Year Ended December 31,
						Total
	2021	2022	2023	2024	2025	2021 - 2025

	(in thousands of pesos)
Acapulco	211,588	67,877	56,571	25,022	51,149	412,207
Ciudad Juárez	292,833	254,022	392,072	245,077	77,634	1,261,638
Culiacán	349,531	378,055	417,965	91,250	110,806	1,347,607
Chihuahua	235,487	208,850	263,813	145,321	91,010	944,480
Durango	92,200	140,598	102,740	55,526	31,035	422,098
Mazatlán	99,101	88,502	164,511	19,118	50,076	421,308
Monterrey	1,185,627	1,672,709	1,550,863	2,342,876	2,114,095	8,866,170
Reynosa	131,026	55,299	56,090	44,865	36,254	323,534
San Luis Potosí	193,438	104,169	112,676	64,015	37,303	511,601
Tampico	130,601	87,371	68,159	13,695	64,474	364,300
Torreón	102,766	138,620	48,690	35,025	41,635	366,736
Zacatecas	89,253	30,162	23,484	21,085	28,024	192,009
Zihuatanejo	98,233	97,576	23,202	39,486	65,026	323,524
Total	3,211,685	3,323,811	3,280,837	3,142,361	2,798,520	15,757,214
(1)	In pesos with purchasing power as of December 2022.

The following table sets forth our committed investments, including major maintenance expenditures, under our Master Development Programs by category for 2021 through 2025:

Committed Investments Under Master Development Programs by

Category for 2021 through 2025 (1)

	For the Year Ended December 31,
						Total
	2021	2022	2023	2024	2025	2021 - 2025

	(in thousands of pesos)
Terminal capacity expansions and quality projects	780,810	1,292,433	1,608,329	1,807,983	1,800,817	7,290,372
Projects to meet ICAO directives	295,562	175,064	17,593	12,844	11,896	512,959
Operational Infrastructure Expansion	240,088	223,340	197,846	262,311	392,465	1,316,051
Runways and aprons	463,040	551,231	436,071	355,973	169,374	1,975,689
Machinery and equipment	531,056	659,570	237,289	199,777	272,552	1,900,244
Security, Safety and Information Technology Equipment	486,243	195,623	681,377	452,113	102,070	1,917,426
Other	414,886	226,550	102,332	51,360	49,345	844,473
Total	3,211,685	3,323,811	3,280,837	3,142,361	2,798,520	15,757,214
(1)	In pesos with purchasing power as of December 2022.

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

The following table sets forth our actual capital expenditures, including capital expenditures made pursuant to our Master Development Programs and other strategic capital expenditures by airport for 2018 through 2022:

Actual Capital Expenditures by Airport for 2018 through 2022

	For the Year Ended December 31,
	2018	2019	2020	2021	2022

	(in thousands of pesos)
Acapulco	279,099	12,221	34,592	44,088	76,716
Ciudad Juárez	9,096	29,839	78,794	165,227	259,370
Culiacán	34,035	65,480	40,919	91,354	128,053
Chihuahua	141,908	173,576	37,908	63,584	109,125
Durango	13,788	48,932	47,209	35,601	92,040
Mazatlán	31,306	37,812	23,804	45,625	142,351
Monterrey	282,514	244,038	748,245	1,002,022	1,450,958
Reynosa	153,562	63,443	30,191	62,780	77,439
San Luis Potosí	231,726	71,716	53,596	67,399	55,812
Tampico	26,169	111,210	50,152	129,471	78,088
Torreón	19,990	9,105	29,400	28,802	55,251
Zacatecas	9,656	17,555	29,443	18,318	65,610
Zihuatanejo	13,587	105,374	74,516	129,957	98,243
Other	67,927	58,625	122,714	26,313	198,231
Total	1,314,363	1,048,926	1,401,483	1,910,541	2,887,287

The following table sets forth our actual capital expenditures by category across all of our airports for 2018 through 2022:

Actual Capital Expenditures by Category for 2018 through 2022

	For the Year Ended
	December 31,
	2018	2019	2020	2021	2022

	(in thousands of pesos)
Capacity and quality project	961,580	598,829	946,848	1,019,022	1,787,056
Projects to meet ICAO directives	71,813	52,345	57,788	90,437	220,072
Facilities for disabled passengers	7,289	—	591	4,455	2,300
Environmental projects	6,655	3,350	4,279	220,480	50,722
Projects requested by competent authorities	4,126	692	16,806	2,665	23,369
Runways and aprons	—	220,647	95,033	202,126	—
Machinery and equipment	—	15,413	8,672	64,314	166,919
Operative standards equipment	25,804	10,027	33,475	37,146	109,612
Security — investments	6,074	17,305	29,398	13,125	61,675
Information systems — investments	43,738	16,972	14,432	13,230	52,360
Baggage-screening system — investments	12,538	820	22,363	69,337	43,671
Other	174,746	112,526	171,798	174,204	369,531
Total	1,314,363	1,048,926	1,401,483	1,910,541	2,887,287

In 2020, 2021 and 2022, our major maintenance expenditures totaled Ps.103,704 thousand, Ps.203,042 thousand and 397,963 thousand, respectively. For a detailed reconciliation of expenditures actually made during 2020, 2021 and 2022 and their classification in our consolidated financial statements for such periods, see “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Uses of Capital.”

Our actual capital expenditures from 2020 through 2022 were allocated to the following types of investments at the majority of our airports:

●

Terminals. We started the construction of seven building expansions, and we completed the construction of four expansion projects in 2020 and 2021. In 2020, we started the expansion of our terminal in Ciudad Juárez and in 2021, we started the expansion and remodeling of the Culiacán and Durango terminal buildings. We also improved our airports’ terminals by, among others, updating our lighting and air conditioning systems, replacing our fire detection and suppression equipment, installing new elevators and escalators and upgrading our public information systems.

●

Paved surfaces. We performed major rehabilitation work on our runways in Durango, Culiacán, Torreón and Zacatecas airports, taxiways and service roads to meet ICAO standards, including the modernization of our illuminated navigation aid systems to improve the safety of our airports. We expanded several aircraft aprons for general, cargo and commercial aviation, particularly at the Monterrey and Ciudad Juárez airports. We also completed construction of taxiways at the Monterrey airport, two new car rental facilities at each of the Monterrey and Acapulco airports, an expansion of the Chihuahua airport parking lot, and a new parking lot at Ciudad Juarez airport. We began the construction of three new parking lots at the Monterrey airport.

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

●

Investment in solar panels at our 13 airports. In 2021, we invested over Ps.250 million in the installation of solar panels in all of our 13 airports with an aggregate capacity of 8.44 MWp, which generated approximately 17.8% of OMA’s energy consumption in 2022. This investment was financed by our Green Notes.

●

OMA-VYNMSA Industrial Park at the Monterrey airport. We continued with the expansion of our OMA-VYNMSA industrial park located at the Monterrey airport. As of December 31, 2021, we had a total of 11 warehouses with a total leasable area of 74,394 square meters (800,768 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 36 to 144 months. We began the construction of an additional warehouse with an area of 10,436 square meters (112,332 square-feet) in November 2022, which is expected to be completed in September 2023.

●

OMA Carga Bonded Warehouse for Ground Transportation at the Monterrey airport. In order to meet the growing demand for cargo we started the expansion of OMA Logistica bonded warehouse in December 2022 to expand its current capacity by adding more than 1,140 square meters (12,271 square-feet) for ground handling and storage spaces.

●

Terminal 2 NH Collection Hotel at Mexico City Airport. During 2022, we started the renovation of the Terminal 2 NH Collection Hotel, which includes public areas such as the restaurant, bar, and lobby while also remodeling the 287 rooms to improve our customers’ experience.

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

According to figures published by the AFAC, our total aviation passenger traffic accounted for approximately 13.9% of all arriving and departing total aviation passengers in Mexico in 2022.

In 2022, we recorded revenues of Ps.11,934,768 thousand (U.S.$612,935 thousand) and a consolidated net income of Ps. 3,917,305 thousand (U.S.$201,181 thousand), the sum of our aeronautical and non-aeronautical revenues was Ps. 9,285,345 thousand (U.S.$476,869 thousand) and our airports handled approximately 23.2 million terminal passengers, an increase of 28.8% with respect to the 18.0 million terminal passengers handled in 2021.

Our airports serve several major international routes, including Monterrey-Dallas, Monterrey-Houston, San Luis Potosí-Dallas, Monterrey-San Antonio, Chihuahua-Dallas, Monterrey-Las Vegas, Mazatlán-Phoenix, Mazatlán-Los Angeles, Monterrey-Madrid, San Luis Potosí-Houston, Zihuatanejo-Los Angeles, Monterrey-Chicago, Durango-Dallas, Monterrey-Atlanta and Zacatecas-Chicago. Our airports also serve several other major international destinations, including Miami, Denver, and San José, California in the United States, Panama City and Calgary. In addition, our airports serve major resort destinations, such as Acapulco, Mazatlán and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada. Our airports also serve major domestic routes, including Monterrey-Mexico City, which was the country’s second busiest domestic route in 2022, with approximately 3.3 million total passengers (including passengers flying directly to the nearby airport of Toluca, which are counted together with those flying to Mexico City), according to the AFAC. Other major domestic routes served by our airports include Monterrey-Cancún, Culiacán-Tijuana and Ciudad Juárez-Mexico City, with approximately 1,676,010, 983,272 and 897,163 total passengers, respectively, in 2022, according to the AFAC.

Our international traffic in 2022 increased by 17.9% compared to 2021, principally as a result of an increase in the operations of American Airlines’ Monterrey-Dallas route, Aeroméxico’s Monterrey-Madrid route, American Airlines’ San Luis Potosí-Dallas route, American Airlines’ Mazatlán-Phoenix route, VivaAerobus’ Monterrey-Chicago route, Alaska Airlines’ Zihuatanejo-Los Angeles route, VivaAerobus’ Monterrey- Los Angeles route, and VivaAerobus’ Monterrey- Las Vegas route.

Monterrey and its metropolitan area is the third largest city in Mexico based on population, with a population of approximately 5.0 million. Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s seventh largest state based on population. It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities. Business travelers account for a substantial portion of passengers at the Monterrey airport. The Monterrey airport is our leading airport based on passenger traffic volume, air traffic movements and contribution to revenues and ranked as the fifth busiest airport in Mexico based on passenger traffic volume in 2022, according to data published by the AFAC. In 2022, our Monterrey airport accounted for approximately 47.1% of our terminal passenger traffic, 44.0% of our total revenues and 41.4% of the sum of our aeronautical and non-aeronautical revenues.

Three of our airports, Acapulco, Mazatlán and Zihuatanejo, serve popular Mexican tourist destinations. Acapulco is Mexico’s 25th largest tourist destination, Mazatlán is the 15th and Zihuatanejo is the 31st, based on the number of international visitors in 2022 according to the AFAC. Acapulco is a principal port of call for cruise ships. In 2022, the Acapulco, Mazatlán and Zihuatanejo airports collectively accounted for 12.4% of our aggregate terminal passengers, 11.8% of our total revenues and 11.7% of the sum of our aeronautical and non-aeronautical revenues.

Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity, with diverse economic activities such as mining (the Durango and Zacatecas airports), maquiladora manufacturing (the Chihuahua and Torreón airports), petroleum and chemical production (the Tampico airport), agriculture and livestock (the Culiacán airport) and transportation and logistics (the San Luis Potosí airport). In 2022, these seven regional airports collectively accounted for 29.6% of our aggregate terminal passengers, 26.1% of our total revenues and 27.3% of the sum of our aeronautical and non-aeronautical revenues.

The remaining two airports in the group, the Ciudad Juárez and Reynosa airports, serve cities situated along the border of Mexico and the United States. Both Ciudad Juárez and Reynosa are popular entry points to the United States. In 2022, the Ciudad Juárez and Reynosa airports collectively accounted for 10.9% of our aggregate terminal passengers, 9.3% of our total revenues and 8.3% of the sum of our aeronautical and non-aeronautical revenues.

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

In November 2012, as part of our diversification activities, we signed a strategic alliance agreement with VYNMSA Desarrollo Inmobiliario, S.A. de C.V. (“VYNMSA”), to build and operate an industrial park at the Monterrey airport. As part of this strategic alliance, 32.4 hectares (80.06 acres) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park. The industrial park was inaugurated on March 20, 2015, and as of December 2022, we have built a total of 11 warehouses with a total leasable area of 74,394 square meters (800,768 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 36 to 144 months. We began the construction of an additional warehouse with an area of 10,436 square meters (112,332 square-feet) in November 2022, which is expected to be completed in September 2023.

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

The following table provides summary data for each of our 13 airports for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020						2021					2022
					Aeronautical						Aeronautical					Aeronautical
			Sum of		and Non-				Sum of		and Non-			Sum of		and Non-
			Aeronautical		Aeronautical				Aeronautical		Aeronautical			Aeronautical		Aeronautical
			and		Revenues				and		Revenues per			and		Revenues
	Terminal		Non-Aeronautical		per Terminal		Terminal		Non-Aeronautical		Terminal	Terminal		Non-Aeronautical		per Terminal
	Passengers		Revenues (1)		Passenger(2)		Passengers		Revenues(1)		Passenger (2)	Passengers		Revenues(1)		Passenger (2)
	(Number		(in millions				(Number		(in millions			(Number		(in millions		(in pesos)
Airport	in millions)%		of pesos)%		(pesos)		in millions)%		of pesos)%		(pesos)	in millions)%		of pesos)%
Metropolitan destination:
Monterrey	5.0	45.1%	1,757.6	46.7%	351.9		8.3	45.9%	2,922.9	46.8%	407.2	10.9	47.1%	3,842.2	46.6%	352.5
Total metropolitan destination	5.0	45.1%	1,757.6	46.7%	351.9	(3)	8.3	45.9%	2,922.9	46.8%	407.2	10.9	47.1%	3,842.2	46.65%	352.5
Tourist destinations:
Acapulco	0.4	3.6%	144.4	3.8%	364.6		0.7	3.7%	229.9	3.7%	343.0	0.8	3.6%	313.7	3.8%	392.2
Mazatlán	0.7	6.7%	248.6	6.6%	335.8		1.1	6.1%	363.4	5.8%	338.3	1.5	6.2%	530.5	6.4%	353.7
Zihuatanejo	0.3	2.9%	117.0	3.1%	368.6		0.4	2.4%	159.1	2.5%	366.5	0.6	2.6%	244.7	3.0%	407.8
Total tourist destinations	1.4	13.2%	510.0	13.56%	350.8	(3)	2.2	12.2%	752.4	12.04%	345.30	2.9	12.4%	1,088.9	13.22%	375.49
Regional destinations:
Chihuahua	0.8	7.4%	261.8	7.0%	320.0		1.4	7.6%	467.6	7.5%	381.0	1.8	7.4%	603.4	7.3%	335.2
Culiacán	1.4	12.4%	411.3	10.9%	299.5		2.0	10.9%	631.1	10.1%	320.3	2.4	10.4%	821.8	10.0%	342.4
Durango	0.3	2.5%	90.6	2.4%	334.0		0.4	2.5%	169.9	2.7%	381.0	0.5	2.1%	191.6	2.3%	383.3
San Luis Potosí	0.3	2.8%	136.6	3.6%	441.5		0.5	2.9%	231.1	3.7%	437.1	0.6	2.7%	288.1	3.5%	480.2
Tampico	0.3	2.4%	91.7	2.4%	338.7		0.4	2.2%	153.2	2.5%	385.8	0.5	2.1%	198.3	2.4%	396.6
Torreón	0.3	2.9%	112.3	3.0%	350.1		0.5	3.0%	199.7	3.2%	371.8	0.7	2.9%	256.6	3.1%	366.5
Zacatecas	0.2	2.1%	81.8	2.2%	352.1		0.4	2.1%	147.4	2.4%	392.2	0.4	1.9%	177.7	2.2%	444.2
Total regional destinations	3.6	32.5%	1,186.1	31.5%	329.9	(3)	5.6	31.2%	2,000.0	32.0%	355.9	6.9	29.5%	2,537.5	30.8%	367.7
Border destinations:
Ciudad Juárez	0.8	7.1%	237.4	6.3%	300.5		1.5	8.3%	439.4	7.0%	292.9	2.0	8.6%	607.5	7.4%	303.7
Reynosa	0.2	2.1%	69.5	1.8%	303.5		0.4	2.4%	132.1	2.1%	310.1	0.5	2.2%	160.7	2.0%	321.3
Total border destinations	1.0	9.2%	306.9	8.2%	301.2	(3)	1.9	10.7%	571.5	9.1%	296.7	2.5	10.8%	768.2	9.3%	307.3
Sum of aeronautical and non-aeronautical revenues(1)	11.1	100%	3,760.6	100%	339.9	(3)	18.0	100%	6,247	100%	371.8	23.2	100%	8,237	100%	355.0
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

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports. In 2020, 2021 and 2022, aeronautical services revenues represented approximately 54.8%, 60.5% and 59.1%, respectively, of our total revenues and 71.5%, 76.1% and 76.0%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

The current agreements between our airports and our principal airline customers provide that payments for passenger charges will be between 30 and 60 days after the invoice delivery date. In 2022, the weighted average term of payment was 55 days.

International passenger charges are currently U.S. dollar-denominated but are collected in pesos based on the average exchange rate during the month prior to the flight, and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso. In 2020, 2021 and 2022, passenger charges corresponding to international passengers represented 13.2%, 16.9% and 14.8%, respectively, of our consolidated revenues (excluding construction services revenues). Domestic passenger charges are peso-denominated. In 2020, 2021 and 2022, passenger charges represented approximately 81.6%, 87.0% and 87.4%, respectively, of our aeronautical services revenues, 44.7%, 52.7% and 51.7%, respectively, of our total revenues and 58.4%, 66.3% and 66.4%, respectively, of the sum of aeronautical and non-aeronautical revenues. Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from all carriers including cargo carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client. In 2020, 2021 and 2022, these charges represented approximately 5.0%, 3.9% and 3.8%, respectively, of our aeronautical services revenues, 2.7%, 2.4% and 2.3%, respectively, of our total revenues and 3.6%, 3.0% and 2.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

We collect charges from carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo. These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and whether the service is domestic or international. Together with our aircraft parking, boarding and unloading charges described above, in 2020, 2021 and 2022, these charges represented approximately 4.2%, 3.2% and 3.2%, respectively, of our aeronautical services revenues, 2.3%, 1.9% and 2.0%, respectively, of our total revenues and 3.0%, 2.4% and 2.5%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles. These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client. In 2020, 2021 and 2022, these charges represented approximately 0.7%, 0.4% and 0.4%, respectively, of our aeronautical services revenues, 0.4%, 0.3% and 0.2%, respectively, of our total revenues and 0.5%, 0.3% and 0.3%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. Independent subcontractors provide airport security services at our airports. In 2020, 2021 and 2022, these charges represented approximately 1.0%, 1.0% and 0.9%, respectively, of our aeronautical services revenues, 0.6%, 0.6% and 0.5%, respectively, of our total revenues and 0.7%, 0.8% and 0.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

The ICAO, the AFAC and the Office of Public Security issue guidelines for airport security in Mexico. In response to the September 11, 2001 terrorist attacks in the United States, we have taken additional steps to increase security at our airports. The ICAO issued directives in October 2001 establishing rules and procedures adopted at our airports. Under these directives, such rules and procedures were implemented immediately and for an indefinite period of time.

Several of our airline customers have also contributed to the enhanced security at our airports as they have adopted procedures and guidelines established by the ICAO applicable to airlines. Some measures adopted by the airlines included adding more points for verification of passenger identification, inspecting luggage prior to check-in and reinforcing controls over access to airplanes by various service providers (such as baggage handlers and food service providers).

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

As one of the main parts of our business strategy, we have prioritized increasing our non-aeronautical revenues, seeking new and improved commercial prices at our airports, as well as the development of the diversification and complementary activities. As a result of our efforts during the last ten years, our non-aeronautical revenues have increased as a percentage of our revenues. In 2020, 2021 and 2022, non-aeronautical revenues accounted for approximately 21.8%, 19.0% and 18.7% of our total revenues, respectively. Non-aeronautical revenues represented 28.5%, 23.9% and 24.0% in 2020, 2021 and 2022, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Revenues from Commercial Activities

As another main part of our business strategy to enhance our non-aeronautical revenues, we have prioritized increasing our revenues per passenger from commercial activities in our airports through the development of new areas, introduction of new services, brands and promotion of the commercial services described below. In 2022, our revenues from commercial activities increased by 42.6% in 2022 as compared to 2021. In order to position our commercial revenues for future growth, the following initiatives have been implemented or expanded:

●

Expanding and reconfiguring the commercial space available in our airport terminals. In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase passengers’ exposure to the commercial businesses operating in our airports. As a result, during the last ten years, we increased the total area available for commercial activity in our 13 airports by approximately 47.3%, and have more than doubled the commercial area in the Monterrey airport. As of December 31, 2022, the total area available for commercial activity at our 13 airports was 22,416 square meters (241,284 square feet), with an occupancy rate of 93.5%.

●

Renegotiating agreements with commercial tenants upon expiration to be more consistent with market practice. We improved our lease arrangements with existing tenants by adopting a contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports. As of December 31, 2022, approximately 88% of our commercial contracts were subject to royalty-based leasing arrangements and approximately 73% generated royalties in 2022.

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

Commercial activities in each of our airports currently consist of the following:

●

Parking facilities. Our concessions provide us the right to operate the car parking facilities at all of our airports. Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they are subject to the regulatory oversight of the Ministry of Infrastructure Communications and Transportation and some municipalities.

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
●

VIP Lounges. In December 2021, OMA transitioned from leasing space for the OMA Premium Lounge in Terminal A, Terminal B and Terminal C of the Monterrey airport, as well as in the, Mazatlán, Culiacán, Chihuahua, Acapulco and San Luis Potosí airports to directly operating all of OMA Premium Lounges. Before 2021, OMA Premium Lounges were operated by a third party through a revenue-sharing lease agreement. In November 2022, we opened a new OMA Premium

Lounge in the Ciudad Juárez airport. OMA also leases space for the American Express Centurion VIP Lounge and CitiBanamex Beyond Lounge in the Monterrey airport.

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

Our revenues from diversification activities increased by 34.6% as compared to 2021. The following are our main diversification initiatives during 2022:

●

OMA Carga Operations. We operate four bonded warehouses that provide cargo logistics services, which include storage, handling, custody maneuvers, loading and unloading, and x-ray screening of exports, among other services. Two bonded warehouses operate at the Monterrey airport, one operates at the Ciudad Juárez airport and the other one at the Chihuahua airport. Total revenues from OMA Carga Operations increased by 28.2% to Ps. 329,793 thousand, in comparison to revenues totalling Ps.257,210 thousand in 2021. In order to meet the growing demand for cargo we started in December 2022 the expansion of OMA Logistica bonded warehouse to expand its current capacity by adding more than 1,140 square meters (12,271 square-feet) to be used for ground handling and storage spaces.

●

Terminal 2 NH Collection Hotel at Mexico City Airport. In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease agreement with Mexico City International Airport that expires in 2029. A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%. The Terminal 2 NH Collection Hotel opened in August 2009. For the year ended December 31, 2022, total revenues increased by 39.4% to Ps.235,994 thousand, compared to 2021, and annual average occupancy during such period was 77.9%. In 2022, the annual average rate per room was Ps. 2,484. During 2022, we started the full renovation of the Terminal 2 NH Collection Hotel, which includes public areas such as the restaurant, bar, and lobby while also renovating the 287 rooms to improve our customers’ experience.

●

Hilton Garden Inn Hotel at Monterrey airport. In July 2013, we partnered with Grupo Hotelero Santa Fe, S.A.B. de C.V. a publicly-listed Mexican hospitality investment and operating company, to develop and operate a 134-room hotel at the Monterrey airport under the Hilton Garden Inn brand. We own 85% of Consorcio Hotelero Aeropuerto de Monterrey, S.A.P.I. de C.V. and Grupo Hotelero Santa Fe holds the remaining 15%. The Hilton Garden Inn at the Monterrey airport includes a restaurant and bar, business centers and a fitness center and is easily accessible from Terminals A and B of the airport. For the year ended December 31, 2022, total revenues increased by 70.5% to Ps. 89,501 thousand, compared to 2021, and annual average occupancy during such period was 71.8%. In 2022, the annual average rate per room was Ps. 2,155.

●

OMA-VYNMSA Aero Industrial Park. In November 2012, we, through our subsidiary OMA Logística, entered into a strategic alliance agreement with VYNMSA, to build and operate an industrial park at the Monterrey airport through a special purpose vehicle named OMA-VYNMSA Aero Industrial Park, S.A. de C.V. in which OMA Logística has a 51% ownership interest and VYNMSA has a 49% ownership interest. As part of this strategic alliance, 32.4 hectares (80.06 acres) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park. The industrial park was inaugurated on March 20, 2015, and as of December 2022, we have built a total of 11 warehouses with a total leasable area of 74,394 square meters (800,768 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 36 to 144 months. We began the construction of an additional warehouse of 10,436 square meters (112,332 square-feet) in November 2022, which is expected to be completed in September 2023.

●

Shopping Center and Office Plaza. Located in the outside areas of Terminal A of the Monterrey airport, the shopping center and office plaza consists of a two-story building with commercial space on the lower level and office space for rent on the upper level.

●

In December 2012, a gasoline service station within the Monterrey airport began operations. The 2,500 square meters (26,910 square feet) of land on which the service station is located is identified for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Mobil, for a renewable term of 15 years. Grupo ORSAN is responsible for the operation of and all investments in the service station. In 2022, the leasing of this land to Grupo ORSAN generated revenues of Ps. 3,878 thousand.

●	Office Center for Cargo Logistics Agents. Leasing of 1,045 square meters (11,248 square feet) of space at the Monterrey airport with an occupancy rate of 87.3% as of December 31, 2022.

Revenues from Complementary Activities

Our complementary activities generated 15.8% of our non-aeronautical revenues in 2022. These include:

●

Leasing of space. Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

●

Baggage-Screening Services. The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006 and all domestic commercial flights as of July 2006 to undergo a comprehensive screening process for the detection of explosives. We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate our airline customers’ compliance with the baggage-screening guidelines. We negotiated an increase to maximum rates as of 2013 with the Federal Civil Aviation Agency to take into account the maintenance costs of baggage-screening systems in all of our airports required by mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16. Our subsidiary Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening systems at our airports since March 1, 2012. In 2022, our revenues from the operation of checked-baggage screening system service, amounted to Ps. 198,336 thousand.

●

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

Our Airports

In 2020, 2021 and 2022, our airports served a total of approximately 11.1 million, 18.0 million and 23.2 million terminal passengers, respectively. All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table sets forth the percentage of terminal passenger traffic generated at our airports per type of destination during 2020, 2021 and 2022:

	Percentage of Total Passenger Traffic
Type of Destination	2020	2021	2022
Metropolitan (Monterrey)	45.1%	45.9%	47.1%
Tourist (Acapulco, Mazatlán and Zihuatanejo)	13.2%	12.2%	12.4%
Border (Ciudad Juárez and Reynosa)	9.2%	10.7%	10.9%
Regional (Culiacán, Chihuahua, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas)	32.5%	31.2%	29.6%

The following tables set forth the passenger traffic volume presented in amounts of (i) total passengers, (ii) terminal departing and arriving passengers and (iii) transit passengers, for each of our airports for the periods indicated:

Passenger Traffic

	For the Year Ended December 31,
	2018			2019			2020			2021			2022
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	739,120	15,340	754,460	875,315	14,298	889,613	395,948	1,704	397,652	670,239	6,180	676,419	838,991	7,048	846,039
Ciudad Juárez	1,364,028	9,725	1,373,753	1,597,471	8,168	1,605,639	790,009	3,053	793,062	1,499,841	813	1,500,654	2,004,524	5,278	2,009,802
Culiacán	2,270,834	10,477	2,281,311	2,458,863	8,915	2,467,778	1,373,102	2,571	1,375,673	1,970,211	9,197	1,979,408	2,426,003	7,758	2,433,761
Chihuahua	1,556,770	11,788	1,568,558	1,699,816	5,004	1,704,820	818,151	650	818,801	1,363,937	768	1,364,705	1,727,006	978	1,727,984
Durango	418,914	2,711	421,625	527,004	5,521	532,525	271,231	1,317	272,548	446,030	789	446,819	485,524	761	486,285
Mazatlán	1,038,555	14,220	1,052,775	1,161,155	21,573	1,182,728	740,306	8,310	748,616	1,106,071	13,108	1,119,179	1,450,944	17,539	1,468,483
Monterrey	10,733,186	36,620	10,769,806	11,176,555	24,797	11,201,352	4,994,170	4,341	4,998,511	8,269,834	8,066	8,277,900	10,943,186	9,733	10,952,919
Reynosa	466,934	158	467,092	480,524	169	480,693	229,058	221	229,279	425,918	524	426,442	518,051	871	518,922
San Luis Potosí	626,512	2,282	628,794	643,224	2,509	645,733	309,311	823	310,134	528,625	2,317	530,942	633,364	1,222	634,586
Tampico	736,627	2,638	739,265	739,143	2,750	741,893	270,835	728	271,563	397,191	2,380	399,571	495,602	2,614	498,216
Torreón	681,551	5,164	686,715	708,563	6,153	714,716	320,820	1,591	322,411	537,161	3,079	540,240	670,245	4,419	674,664
Zacatecas	366,871	2,639	369,510	475,241	3,849	479,090	232,352	1,003	233,355	375,930	451	376,381	433,952	3,094	437,046
Zihuatanejo	566,497	1,331	567,828	625,186	501	625,687	317,395	637	318,032	434,176	29	434,205	593,354	166	593,520
Total	21,566,399	115,093	21,681,492	23,168,060	104,207	23,272,267	11,062,688	26,949	11,089,637	18,025,164	47,701	18,072,865	23,220,746	61,481	23,282,227
(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	For the Year Ended December 31,
	2018			2019			2020			2021			2022
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	327,220	43,948	371,168	392,382	46,383	438,765	178,343	22,046	200,389	304,494	30,640	335,134	376,320	44,921	421,241
Ciudad Juárez	668,369	3,927	672,296	772,724	5,856	778,580	384,557	1,677	386,234	718,819	11,814	730,633	926,814	5,903	932,717
Culiacán	1,118,311	25,413	1,143,724	1,210,867	30,656	1,241,523	681,298	11,417	692,715	962,481	41,991	1,004,472	1,193,947	26,690	1,220,637
Chihuahua	701,064	72,745	773,809	762,680	80,957	843,637	370,880	40,497	411,377	607,491	86,328	693,819	777,044	77,317	854,361
Durango	171,650	37,542	209,192	208,049	56,567	264,616	105,226	30,968	136,194	172,323	55,337	227,660	187,821	57,181	245,002
Mazatlán	363,086	157,710	520,796	413,165	166,222	579,387	279,964	94,180	374,144	460,163	91,969	552,132	569,485	155,193	724,678
Monterrey	4,612,687	728,440	5,341,127	4,777,176	774,363	5,551,539	2,195,445	288,703	2,484,148	3,384,393	741,850	4,126,243	4,661,158	749,780	5,410,938
Reynosa	225,614	3,354	228,968	230,461	3,392	233,853	108,582	1,809	110,391	203,881	8,205	212,086	231,396	6,183	237,579
San Luis Potosí	207,879	104,717	312,596	211,770	108,127	319,897	105,942	48,709	154,651	173,765	92,965	266,730	198,405	118,571	316,976
Tampico	333,706	37,904	371,610	331,815	38,671	370,486	123,884	14,274	138,158	174,714	27,454	202,168	215,558	32,937	248,495
Torreón	299,449	43,274	342,723	306,625	47,316	353,941	144,792	16,840	161,632	229,382	39,778	269,160	291,231	41,070	332,301
Zacatecas	107,399	76,809	184,208	158,191	81,492	239,683	79,767	39,216	118,983	122,420	71,167	193,587	138,079	81,362	219,441
Zihuatanejo	167,886	116,800	284,686	197,126	116,593	313,719	95,487	67,842	163,329	167,531	49,600	217,131	200,035	98,631	298,666
Total	9,304,320	1,452,583	10,756,903	9,973,031	1,556,595	11,529,626	4,854,167	678,178	5,532,345	7,681,857	1,349,098	9,030,955	9,967,293	1,495,739	11,463,032

	For the Year Ended December 31,
	2018			2019			2020			2021			2022
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Acapulco	354,367	13,585	367,952	422,254	14,296	436,550	182,686	12,873	195,559	319,269	15,836	335,105	397,526	20,224	417,750
Ciudad Juárez	691,262	470	691,732	818,244	647	818,891	403,398	377	403,775	768,487	721	769,208	1,071,171	636	1,071,807
Culiacán	1,123,022	4,088	1,127,110	1,211,407	5,933	1,217,340	678,105	2,282	680,387	957,713	8,026	965,739	1,198,999	6,367	1,205,366
Chihuahua	734,964	47,997	782,961	802,503	53,676	856,179	381,813	24,961	406,774	626,199	43,919	670,118	816,228	56,417	872,645
Durango	191,524	18,198	209,722	224,717	37,671	262,388	110,487	24,550	135,037	178,320	40,050	218,370	194,481	46,041	240,522
Mazatlán	375,957	141,802	517,759	434,104	147,664	581,768	285,878	80,284	366,162	474,146	79,793	553,939	583,175	143,091	726,266
Monterrey	4,788,705	603,354	5,392,059	4,979,390	645,626	5,625,016	2,292,727	217,295	2,510,022	3,590,916	552,675	4,143,591	4,884,073	648,175	5,532,248
Reynosa	237,689	277	237,966	246,429	242	246,671	118,395	272	118,667	213,334	498	213,832	280,139	333	280,472
San Luis Potosí	243,290	70,626	313,916	242,306	81,021	323,327	115,160	39,500	154,660	187,314	74,581	261,895	220,151	96,237	316,388
Tampico	349,805	15,212	365,017	353,006	15,651	368,657	126,954	5,723	132,677	181,277	13,746	195,023	229,228	17,879	247,107
Torreón	322,643	16,185	338,828	331,013	23,609	354,622	149,194	9,994	159,188	246,130	21,871	268,001	315,678	22,266	337,944
Zacatecas	121,675	60,988	182,663	169,639	65,919	235,558	80,903	32,466	113,369	125,326	57,017	182,343	140,789	73,722	214,511
Zihuatanejo	177,154	104,657	281,811	208,721	102,746	311,467	97,830	56,236	154,066	173,028	44,017	217,045	207,700	86,988	294,688
Total	9,712,057	1,097,439	10,809,496	10,443,733	1,194,701	11,638,434	5,023,530	506,813	5,530,343	8,041,459	952,750	8,994,209	10,539,338	1,218,376	11,757,714

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2022:

Capacity(1) by Airport(2)

	Peak Air Traffic
	Movements per	Runway	% Capacity
Airport	Hour	Capacity(3)	Used
Acapulco	5	40	12.5
Ciudad Juárez	7	20	35.0
Culiacán	11	24	45.8
Chihuahua	7	40	17.5
Durango	3	40	7.5
Mazatlán	8	22	36.4
Monterrey	20	38	52.6
Reynosa	4	18	22.2
San Luis Potosí	6	20	30.0
Tampico	4	22	18.2
Torreón	5	20	25.0
Zacatecas	3	20	15.0
Zihuatanejo	6	20	30.0
(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2022 figures.
(3)	Air traffic movements per hour.

The following table sets forth the terminal capacity of each of our airports as of December 31, 2022:

Capacity(1) by Airport(2)

	Peak Passenger
	Traffic Movements	Terminal	% Capacity
Airport	per Hour	Capacity(3)	Used
Acapulco	529	1,103	48.0
Ciudad Juárez	951	624	152.4
Culiacán	1,105	938	117.8
Chihuahua	943	1,297	72.7
Durango	407	606	67.2
Mazatlán	878	1,559	56.3
Monterrey Terminal A	1,761	2,232	78.9
Monterrey Terminal B	722	1,469	49.1
Monterrey Terminal C	1,445	1,246	116.0
Reynosa	532	911	58.4
San Luis Potosí	528	1,380	38.3
Tampico	377	798	47.2
Torreón	553	549	100.7
Zacatecas	398	579	68.7
Zihuatanejo	626	945	66.2
(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2022 figures.
(3)	Passenger traffic during peak hours.

The following table sets forth the air traffic movements for each of our airports for the periods indicated:

Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
Acapulco	24,151	23,606	16,115	18,360	18,127
Ciudad Juárez	18,512	19,260	12,277	18,243	20,758
Culiacán	41,133	40,750	29,520	35,912	37,667
Chihuahua	30,760	30,222	20,990	27,366	27,666
Durango	15,324	16,039	11,556	13,985	15,131
Mazatlán	17,579	17,342	13,407	18,325	19,016
Monterrey	114,564	112,188	58,265	77,860	90,950
Reynosa	7,278	6,757	4,825	7,181	6,834
San Luis Potosí	21,394	19,813	12,628	16,420	17,340
Tampico	18,930	17,219	10,266	14,720	13,328
Torreón	16,863	16,912	10,350	14,077	14,440
Zacatecas	6,903	7,390	4,377	6,282	6,698
Zihuatanejo	11,959	12,582	9,580	10,626	11,147
Total	345,350	340,080	214,156	279,357	299,102
(1)	Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
Acapulco	30.6	37.1	24.6	36.5	46.3
Ciudad Juárez	73.7	82.9	64.3	82.2	96.6
Culiacán	55.2	60.3	46.5	54.9	64.4
Chihuahua	50.6	56.2	39.0	49.8	62.4
Durango	27.3	32.9	23.5	31.9	32.1
Mazatlán	59.1	67.0	55.2	60.4	76.3
Monterrey	93.7	99.6	85.7	106.2	120.3
Reynosa	64.2	71.1	47.5	59.3	75.8
San Luis Potosí	29.3	32.5	24.5	32.2	36.5
Tampico	38.9	42.9	26.4	27.0	37.2
Torreón	40.4	41.9	31.0	38.2	46.4
Zacatecas	53.1	64.3	53.1	59.8	64.8
Zihuatanejo	47.4	49.7	33.1	40.9	53.2
Total for all airports	62.4	68.1	51.7	64.5	77.6
(1)	Includes total passengers divided by total air traffic movements.

Air Traffic Movements by Aviation Category(1)

	For the Year Ended December 31,
	2021	2022
Commercial aviation	172,410	196,997
Charter aviation	266	630
General aviation and other	106,681	101,475
Total	279,357	299,102

(1)Includes departures and landings for all 13 airports.

Metropolitan Destination

Monterrey International Airport

The Monterrey airport is our most important airport based on passenger traffic (including both domestic and international passengers), air traffic movements and contribution to aeronautical revenues. According to the AFAC, the Monterrey airport was the fifth busiest airport in Mexico in 2022 based on commercial and general aviation passenger traffic. In 2020, 2021 and 2022, it accounted for approximately 45.1%, 45.9% and 47.1%, respectively, of our terminal passenger traffic.

In 2020, 2021 and 2022, a total of 5.0 million, 8.3 million, and 10.9 million terminal passengers, respectively, were served by the Monterrey airport. Of the terminal passengers in 2020, 89.9% were domestic, and 10.1% were international passengers. In 2021, 87.2% were domestic, and 12.8% were international passengers. In 2022, 88.3% were domestic, and 11.7% were international passengers. This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 14 commercial airlines operated at this airport during 2022. In 2022, airlines operating at this airport served 52 direct destinations, including 31 domestic destinations and 21 international destinations. In 2022, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Guadalajara, Tijuana, Puerto Vallarta, Mérida, Veracruz, Querétaro, Hermosillo, El Bajío, Puebla, Chihuahua, Ciudad Juárez, Mazatlán, Villahermosa, San José del Cabo, Dallas, Houston, San Antonio, Las Vegas, Madrid, Chicago, Atlanta, Miami, Panama City and Los Angeles. In 2022, the principal airlines operating at the airport were VivaAerobus, Volaris, Aeroméxico, American Airlines, United Airlines, Magnicharters, TAR, Aeroméxico Connect, Delta Airlines, Copa Airlines and Spirit Airlines.

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

The Monterrey airport operates 24 hours a day. The airport has two operating runways, one with a length of 3,000 meters (9,842 feet) and the other with a length of 1,800 meters (5,905 feet). The airport’s runway capacity is 38 air traffic movements per hour. The airport also has an instrument landing system on runway 29. The airport occupies a total area of 862.26 hectares (3.33 square miles) and has three commercial passenger terminal buildings (Terminal A, B and C for domestic and international flights) with a total area of approximately 64,276 square meters (691,861 square feet). The airport has three platforms for commercial aviation operations, one platform for general aviation operations, one platform for air freight operations with eight positions and thirteen taxiways.

The Terminal A building has a total area of approximately 31,248 square meters (336,351 square feet), of which 4,717 square meters (50,773 square feet) is commercial space, a 23-position apron for commercial aviation, eight-position apron for air freight, a five-position apron for general aviation, nine air bridges, an ample boarding lounge for passengers making connections with other flights and other boarding lounges. Terminal A has 15 boarding gates for international or domestic flights and a public parking facility that accommodates 2,341 vehicles.

The Terminal B building started operations on September 1, 2010, and is used by Aeroméxico, Aeroméxico Connect, Delta, and TAR. Terminal B has a total area of approximately 20,568 square meters (221,392 square feet), of which 3,280 square meters (35,306 square feet) is commercial space. It has two levels plus a mezzanine and includes six air bridges, an 18-position commercial aviation apron and 14 boarding gates. Terminal B also has a public parking facility that accommodates 1,227 vehicles. In 2018, we completed a 1,200 square-meter (12,917 square-foot) expansion of the passenger waiting area for regional flights leaving out of Terminal B at the Monterrey airport. The expansion increased the regional waiting area by 280%. The project had a total investment of Ps.125 million, and it started operations on September 8, 2018.

The Terminal C building has a total area of approximately 12,460 square meters (134,118 square feet), of which 1,846 square meters (19,870 square feet) is commercial space. This terminal, which commenced operation at year-end 2006, is used by VivaAerobus. Terminal C has eight boarding gates and serves 17 aircraft positions for commercial aviation. In January 2012, we concluded the construction of a new modern access to the Terminal C building, more commercial spaces and an additional baggage-claim area, with a total area of approximately 3,420 square meters (36,812 square feet). Terminal C has a public parking facility that accommodates 987 vehicles.

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

To allow the future expansion of the Monterrey airport, including its second commercial runway, between 2007 and 2011, we entered into a series of agreements for the purchase and exchange of plots of land adjacent to or near the Monterrey airport. We currently own approximately 519 hectares (2.0 square miles) of land reserve adjacent or near the Monterrey airport with an aggregate book value of Ps. 1,422,046 thousand. To recover the cost of our investments in land reserve, on December 4, 2012, we received authorization from the former Mexican Bureau of Civil Aviation (currently AFAC) to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 pesos) in investments included in the 2011–2015 Master Development Program for the Monterrey airport to recover the cost of land acquisition. Additionally, the 2011 Master Development Program review recognized Ps.77,307 thousand (amount expressed in nominal 2009 pesos) of cost of land acquisitions. The recovery of the remaining investment of Ps.696,767 thousand (amount expressed in nominal 2009 pesos) in land acquisition costs has been included in the 2011-2015 Master Development Program. In 2022, we donated 56.6 hectares (0.2 square miles) of land with a book value of Ps.283,728 thousand to the Federal Government, acting through the Ministry of Infrastructure, Communications and Transportation, which will be incorporated into the Monterrey airport concession. The recovery of the remaining investment made by the Company in the amount of Ps.694,390 thousand (expressed in nominal 2009 pesos) in land acquisition costs has been included in the indicative period of our current approved Master Development Program for 2026-2035.

On July 22, 2016, we sold 200,000 square meters (2,152,782 square feet) of vacant land outside the Monterrey airport, which was not required for future aeronautical use, for Ps.30 million. The Acapulco airport owned 58.82% of the vacant land and the Zihuatanejo airport owned 41.18%.

In November 2019, we started a major expansion project at the Monterrey airport. We expect to invest approximately Ps.5.5 billion between 2019 and 2025. The project will be built in two phases. Phase 1 consists of the expansion of the public and check-in areas of Terminal A and the construction of a new boarding gate wing. As a result, total terminal space will increase by approximately 14,646 square meters (157,648 square feet), approximately a 24% increase of the existing terminal space. Certain components of Phase 1 became operational in 2022. Phase 2 consists of the construction of a second new boarding gate wing and an overall expansion of the terminal, increasing terminal space by an additional 14,753 square meters (158,800 square feet), an increase of 19% as compared to Phase 1. Phase 2 is expected to be completed by the end of 2025. After both phases of the expansion, the Monterrey airport will have an annual capacity of 15.5 million passengers (up from 11.9 million passengers currently), positioning itself as one of the busiest connection centers in northern Mexico.

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

Tourist Destinations

Acapulco International Airport

The Acapulco airport is our sixth most important airport based on passenger traffic and contribution to aeronautical revenues. According to the AFAC, the Acapulco airport was the 25th busiest airport in Mexico in 2022 based on commercial and general aviation passenger traffic. In 2020, 2021 and 2022, it accounted for approximately 3.6%, 3.7% and 3.6%, respectively, of our terminal passenger traffic.

In 2020, 2021 and 2022, a total of 395,948, 670,239 and 838,991 terminal passengers, respectively, were served by the Acapulco airport. Of the terminal passengers in 2020, 91.2% were domestic, and 8.8% were international. In 2021, 93.1% were domestic and 6.9% were international. In 2022, 92.2% were domestic and 7.8% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 8 airlines (seven commercial airlines and one charter airline) operated at this airport during 2022. In 2022, airlines operating at this airport served ten direct destinations, including seven domestic destinations and three international destinations. In 2022, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Tijuana, Guadalajara, Monterrey, Cancún, Houston and Dallas. In 2022, the principal airlines operating at the airport were Volaris, Aeroméxico Connect, VivaAerobus, Aeromar, United Airlines, Aeroméxico, American Airlines and Air Transat.

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

The runway capacity at the Acapulco airport is 40 air traffic movements per hour. The airport also has two instrument landing systems for landing in low visibility on runways 10 and 28, which provide precise guidance to assist aircraft during landing. The airport occupies a total area of 422.2 hectares (1.63 square miles) with a total terminal space of 15,436 square meters (166,151 square feet), of which 1,966 square meters (21,162 square feet) is commercial space. Besides having the instrument landing system, runways 10 and 28 have approach lights and flashes on both headers. The Acapulco airport has a public parking facility that accommodates 110 vehicles.

Due to its technical and geographic characteristics, the Acapulco airport is the primary alternate airport of Mexico City. The length of the airport’s runway as well as its elevation and average temperature makes it possible to operate airplanes at their maximum passenger, freight and fuel capacities.

In May 2018, we inaugurated a terminal building at Acapulco airport that has an 18,800 square-meter (202,362 square-foot) surface, with three levels and a mezzanine. The terminal has the capacity to serve 1.3 million passengers per year. The project had a total investment of Ps.615 million.

Mazatlán International Airport

The Mazatlán airport is our fifth most important airport based on passenger traffic. According to the AFAC, the Mazatlán airport was the 15th busiest airport in Mexico in 2022 based on commercial and general aviation passenger traffic. In 2020, 2021 and 2022, it accounted for approximately 6.7%, 6.1% and 6.2%, respectively, of our terminal passenger traffic.

In 2020, 2021 and 2022, a total of 740,306, 1,106,071 and 1,450,944 terminal passengers, respectively, were served by the Mazatlán airport. Of the terminal passengers in 2020, 76.4% were domestic, and 23.6% were international. In 2021, 84.5% were domestic and 15.5% were international. In 2022, 79.4% were domestic and 20.6% were international. The airport’s passengers are predominantly domestic tourists who come from Mexico City, Monterrey and Tijuana, among other cities, and international tourists who come primarily from the United States and Canada. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 15 airlines operate at the airport (13 commercial airlines and two charter airlines). In 2022, airlines operating at this airport served 26 direct destinations, including eleven domestic destinations and fifteen international destinations. Of these destinations, Mexico City, Tijuana, Monterrey, La Paz, Chihuahua, Cabo San Lucas, San José del Cabo, Querétaro, Ciudad Juárez, Guadalajara and Puerto Vallarta were the main domestic routes. The main international destinations served by this airport were Phoenix, Los Angeles, Dallas, Minneapolis, San Francisco and Houston in the United States and Calgary, Vancouver, Edmonton, Toronto and Abbotsford in Canada. In 2022, the principal airlines operating at this airport were VivaAerobus, Volaris, Aeroméxico Connect, American Airlines, Alaska Airlines, Aero Calafía, TAR, Sunwing, WestJet, Magnicharters, Sun Country and Swoop.

The Mazatlán airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of 501,441 people. Mazatlán is the principal tourist destination of the Sinaloa region, with about 9,739 hotel rooms, according to the Mexican Ministry of Tourism (Secretaría de Turismo). Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

The Mazatlán airport operates 24 hours a day. Its runway capacity is 22 air traffic movements per hour. The airport occupies approximately 439.8 hectares (1.70 square miles) of land. The airport’s facilities include a terminal building with a total area of 18,710 square meters (201,393 square feet), of which 2,125 square meters (22,873 square feet) is commercial space. The airport has a commercial aviation apron with 10 positions and a general aviation apron with 24 positions. In addition, the airport has four air bridges and a public parking facility that accommodates 157 vehicles. The airport’s runway is 2,702 meters (8,865 feet) long, with four taxiways that connect the commercial and general aviation platforms and includes an instrument landing system on runway 26.

In 2014, the terminal building was expanded by 2,300 square meters (24,757 square feet) and 2,500 square meters (26,909 square feet) of space were refurbished, including the main facade of the airport, waiting area, check-in and inspection points, restrooms and offices. Commercial spaces were also expanded. In October 2021, we started a project to redesign and redirect passenger flows at the terminal building of the Mazatlán airport. This project will increase the airport capacity by approximately 1,134 square meters (12,206 square feet), increase the terminal space by 6% and distribute commercial and operational spaces more efficiently by taking advantage of the reconfiguration of passenger flows. The project is expected to start operating during the second half of 2023.

Zihuatanejo International Airport

The Zihuatanejo airport is our ninth most important airport based on passenger traffic. According to the AFAC, the Zihuatanejo airport was the 31st busiest airport in Mexico in 2022 based on commercial and general aviation passenger traffic. In 2020, 2021 and 2022, it accounted for approximately 2.9%, 2.4% and 2.6% respectively, of our terminal passenger traffic.

In 2020, 2021 and 2022, a total of 317,395, 434,176 and 593,354 terminal passengers, respectively, were served by the Zihuatanejo airport. Of the terminal passengers in 2020, 60.9% were domestic, and 39.1% were international. In 2021, 78.4% were domestic and 21.6% were international. In 2022, 68.7% were domestic, and 31.3% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican and international economic conditions.

A total of 11 airlines operate at the airport (8 commercial airlines and three charter airlines). In 2022, airlines operating at this airport served 16 direct destinations, including three domestic destinations and 13 international destinations. In 2022, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Tijuana, Puebla, Los Angeles, Houston, Calgary, San Francisco, Phoenix, Vancouver, Minneapolis, Dallas, Chicago and Toronto. In 2022, the principal airlines operating at this airport were Aeroméxico Connect, Volaris, VivaAerobus, Alaska Airlines, Aeromar, United Airlines, American Airlines, WestJet, Air Canada, Sun Country and Sunwing.

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

The Zihuatanejo airport operates 14 hours a day. The airport has one runway, which is 2,506 meters (8,222 feet) long with a runway capacity of 20 air traffic movements per hour. The airport’s facilities include a terminal building encompassing an area of 11,483 square meters (123,602 square feet), including 1,454 square meters (15,651 square feet) of commercial space. It has a six-position commercial aviation apron, a 23-position general aviation apron and two taxiways. The Zihuatanejo airport has a public parking facility that accommodates 140 vehicles.

The quality of services offered at the Zihuatanejo airport has improved as a result of the rehabilitation of its runway, the remodeling and expansion of the departure gate area and the reconfiguration of the passenger and carry-on luggage screening area, which were completed on July 14, 2016.

In order to maintain the current infrastructure of the Zihuatanejo airport, on June 2019, we began construction of a structural reinforcement of its terminal building. Total investment is approximately Ps.134 million and construction is expected to be completed during the second quarter of 2023.

Regional Destinations

Chihuahua International Airport

The Chihuahua airport is our fourth most important airport based on passenger traffic and air traffic movements and our third most important airport based on aeronautical revenues. According to the AFAC, the Chihuahua airport was the 13th busiest airport in Mexico in 2022 based on commercial and general aviation passenger traffic. In 2020, 2021 and 2022, it accounted for approximately 7.4%, 7.6% and 7.4%, respectively, of our terminal passenger traffic.

In 2020, 2021 and 2022, a total of 818,151, 1,363,937, and 1,727,006 terminal passengers, respectively, were served by the Chihuahua airport. Of the terminal passengers in 2020, 92.0% were domestic, and 8.0% were international.

In 2021, 90.5% were domestic and 9.5% were international. In 2022, 92.3% were domestic, and 7.7% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight commercial airlines operate at the airport. In 2022, airlines operating at this airport served 13 direct destinations, including eleven domestic destinations and two international destinations. In 2022, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Monterrey, Cancún, Tijuana, Mazatlán, Culiacán, Hermosillo, Los Mochis, Querétaro, Puerto Vallarta, Dallas, Denver. In 2022, the principal airlines operating at this airport were Volaris, VivaAerobus, Aeroméxico, American Airlines, TAR and Aeroméxico Connect.

The Chihuahua airport is located approximately 18 kilometers (11 miles) from the city of Chihuahua, the capital of the state of Chihuahua. The city’s population is 937,674 people. Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

The Chihuahua airport operates 14 hours a day. The airport has three runways, with lengths of 2,600 meters (8,530 feet), 2,420 meters (7,940 feet) and 1,100 meters (3,609 feet), respectively. The runway system has a capacity of 40 air traffic movements per hour. The airport also has an instrument landing system on runway 36R. The airport occupies a total area of approximately 909.2 hectares (3.51 square miles). The airport’s facilities include a terminal building with a total area of approximately 12,968 square meters (139,586 square feet), including 1,773 square meters (19,084 square feet) of commercial space, a seven-position apron for commercial aviation, two aprons with a total of 21 positions for general aviation, five taxiways, a one-position apron for airfreight and two air bridges. The airport terminal has seven gates. The Chihuahua airport has a public parking facility that accommodates 628 vehicles.

In December 2016, we started an expansion and remodeling of the terminal building at the Chihuahua airport, which was completed on September 17, 2019. The project had a total investment of Ps.318 million and included 5,743 square meters (61,817 square feet) of new areas and the remodeling of 9,510 square meters (102,365 square feet).

Culiacán International Airport

The Culiacán airport is our second most important airport based on passenger traffic, air traffic movements and contribution to aeronautical revenues. According to the AFAC, the Culiacán airport was the 10th busiest airport in Mexico in 2022 based on commercial and general aviation passenger traffic. In 2020, 2021 and 2022, it accounted for approximately 12.4%, 10.9% and 10.4%, respectively, of our terminal passenger traffic.

In 2020, 2021 and 2022, a total of 1,373,102, 1,970,211 and 2,426,003 terminal passengers, respectively, were served by the Culiacán airport. Of the terminal passengers in 2020, 99.0% were domestic, and 1.0 % were international. In 2021, 97.5% were domestic and 2.5% were international. In 2022, 98.6% were domestic, 1.4% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation. In 2020, 2021 and 2022, commercial aviation accounted for approximately 99.7%, 99.7% and 99.8%, respectively, and general aviation accounted for approximately 0.3%, 0.3% and 0.2%, respectively, of the airport’s terminal passenger traffic.

A total of seven commercial airlines operate at the airport. In 2022, airlines operating at this airport served eleven domestic destinations: Tijuana, Mexico City, Guadalajara, San José del Cabo, Mexicali, Monterrey, La Paz, Cancún, Chihuahua and Hermosillo and one international destination to Phoenix. In 2022, the principal airlines operating at this airport were Volaris, VivaAerobus, Aeroméxico Connect, TAR, Aerocalafia, American Airlines and Aeroméxico.

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

The airport’s facilities include a terminal building expanded in 2012 with a total area of approximately 11,250 square meters (121,094 square feet), including 1,959 square meters (21,086 square feet) of commercial space, a ten-position apron for commercial aviation, a 57-position apron for general aviation, six taxiways and two air bridges. The Culiacán airport has a public parking facility that accommodates 343 vehicles.

The Culiacán airport also includes military installations. The presence of these installations amid their operational activity may at some point affect the airport’s runway capacity at peak hours, thus affecting its civil aviation operations.

In August 2022, we began the expansion and remodeling of the terminal building at the Culiacán airport. The project, which is expected to be completed by the first half of 2025, will have a total investment of approximately Ps.520 million. After the project concludes, the total area will be 26,187 square meters (281,875 square feet), an increase of approximately 116% in the size of the building.

Durango International Airport

In 2020, 2021 and 2022, the Durango airport accounted for approximately 2.5%, 2.5% and 2.1%, respectively, of our terminal passenger traffic.

In 2020, 2021 and 2022, a total of 271,231, 446,030 and 485,524 terminal passengers, respectively, were served by the Durango airport. Of the terminal passengers in 2020, 79.5% were domestic, and 20.5% were international. In 2021, 78.6% were domestic and 21.4% were international. In 2022, 78.7% were domestic, and 21.3% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport. In 2022, airlines operating at this airport served six direct destinations, including four domestic destinations and two international destinations: Mexico City, Tijuana, Guadalajara, Ciudad Juárez, Dallas and Chicago. In 2022, the airlines operating at this airport were Aeroméxico Connect, Volaris, American Airlines and TAR.

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

The airport’s total area is 541.4 hectares (2.09 square miles). Its facilities include a 4,846 square-meter (52,162 square-foot) terminal building with 483 square meters (5,199 square feet) of commercial space. It has a five position commercial aviation apron, a 33-position general aviation apron and a 136-space public parking area. The airport has three boarding gates for international or domestic flights and five taxiways. In 2020, we completed a 756 square meter (8,137 square-foot) expansion of the passenger waiting area of the terminal building at the Durango Airport. The expansion increased the waiting area’s capacity by 25.7%. The project had a total investment of Ps.47.2 million.

In September 2022, we began the expansion and remodeling of the terminal building at the Durango airport. The project, which is expected to be completed by the first half of 2024, will have a total investment of approximately Ps.62 million. After the project concludes total area will be 4,846 square meters (52,161 square feet), an increase of approximately 26% in the size of the terminal.

San Luis Potosí International Airport

According to the AFAC, the San Luis Potosí airport was the 30th busiest airport in Mexico in 2022 based on commercial and general aviation passenger traffic. In 2020, 2021 and 2022, the San Luis Potosí airport accounted for approximately 2.8%, 2.9% and 2.7%, respectively, of our terminal passenger traffic.

In 2020, 2021 and 2022, a total of 309,311, 528,625 and 633,364 terminal passengers, respectively, were served by the San Luis Potosí airport. Of the terminal passengers in 2020, 71.5% were domestic, and 28.5% were international. In 2021, 68.3% were domestic and 31.7% were international. In 2022, 66.1% were domestic and 33.9% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions. A total of eight commercial airlines operate at the airport: Aeroméxico Connect, Volaris, American Airlines, United Airlines, TAR, Aeromar, Magnicharters and VivaAerobus. In 2022, airlines operating at this airport served seven destinations, including five domestic destinations and two international destinations. In 2022, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Tijuana, Puerto Vallarta, Monterrey, Dallas and Houston.

The San Luis Potosí airport operates 24 hours per day and is located approximately 15 kilometers (9 miles) from the city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of 911,908. The airport has two runways with a total capacity of 20 air traffic movements per hour. The principal runway is 3,006 meters (9,862 feet) long, and the secondary runway is 1,000 meters (3,281 feet) long. The airport has a total area of 508.3 hectares (1.96 square miles). The airport’s facilities include a terminal building with approximately 11,042 square meters (118,855 square feet), including 1,204 square meters (12,960 square feet) of commercial space, a six-position platform for commercial aviation, two aprons with a total of 24 positions for general aviation, four taxiways, a boarding lounge with five gates and a public parking facility that accommodates 222 vehicles. The airport’s navigational aids include precision approach path indicators, VHF omnidirectional radio and an instrument landing system on runway 14.

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

Tampico International Airport

According to the AFAC, the Tampico airport was the 35th busiest airport in Mexico in 2022 based on commercial and general aviation passenger traffic. In 2020, 2021 and 2022, it accounted for approximately 2.4%, 2.2% and 2.1%, respectively, of our terminal passenger traffic.

In 2020, 2021 and 2022 a total of 270,835, 397,191 and 495,602 terminal passengers, respectively, were served by the Tampico airport. Of the terminal passengers in 2020, 92.6% were domestic, and 7.4% were international. In 2021, 89.6% were domestic, and 10.4% were international. In 2022, 89.7% were domestic and 10.3% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport. In 2022, airlines operating at this airport served five direct destinations, including four domestic destinations and one international destination: Mexico City, Monterrey, Cancún, Ciudad del Carmen and Houston. In 2022, the airlines operating at the airport were Aeroméxico Connect, VivaAerobus, United Airlines and TAR.

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

The airport’s total area is 372.5 hectares (1.44 square miles). Its facilities include a 7,981 square-meter (85,907 square-foot) terminal building, of which 831 square meters (8,945 square feet) are commercial spaces. It has a seven-position apron for commercial aviation, a 17-position apron for general aviation, two taxiways, two air bridges, and four boarding gates. The Tampico airport has a public parking facility that accommodates 254 vehicles.

In September, 2022, we concluded an expansion and remodeling project of the terminal building at the Tampico airport. The project had a total investment of approximately Ps.149 million. With this expansion, total area increased to 7,981 square meters (85,907 square feet), an increase of approximately 17% and the airport’s annual passenger capacity increased by 38% to 1.1 million passengers per year.

Torreón International Airport

According to the AFAC, the Torreón airport was the 28th busiest airport in Mexico in 2022 based on commercial and general aviation passenger traffic. In 2020, 2021 and 2022, the Torreón airport accounted for approximately 2.9%, 3.0% and 2.9%, respectively, of our terminal passenger traffic.

In 2020, 2021 and 2022, a total of 320,820, 537,161 and 670,245 terminal passengers, respectively, were served by the Torreón airport. Of the terminal passengers in 2020, 91.6% were domestic, and 8.4% were international. In 2021, 88.5% were domestic and 11.5% were international. In 2022, 90.6% were domestic and 9.4% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six commercial airlines operate at the airport. In 2022, airlines operating at this airport served seven direct destinations, including six domestic destinations and one international destination. In 2022, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Cancún, Tijuana, Querétaro, Ciudad Juárez and Dallas. In 2022, the airlines operating at the airport were Aeroméxico, VivaAerobus, Aeroméxico Connect, Volaris, American Airlines and TAR.

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

The airport’s total area is 354.6 hectares (1.37 square miles). Its facilities include a terminal building of 5,492 square meters (59,115 square feet), of which 660 square meters (7,104 square feet) are commercial space, a seven-position apron for commercial aviation, a seven-position apron for general aviation, one taxiway, five boarding gates, and one air bridge. The Torreón airport has a public parking facility that accommodates 142 vehicles.

Zacatecas International Airport

According to the AFAC, the Zacatecas airport was the 37th busiest airport in Mexico in 2022 based on commercial and general aviation passenger traffic. In 2020, 2021 and 2022, the Zacatecas airport accounted for approximately 2.1%, 2.1% and 1.9%, respectively, of our terminal passenger traffic.

In 2020, 2021 and 2022, a total of 232,352, 375,930 and 433,952 terminal passengers, respectively, were served by the Zacatecas airport. Of the terminal passengers in 2020, 69.1% were domestic, and 30.9% were international. In 2021, 65.9% were domestic, and 34.1% were international. In 2022, 64.3% were domestic and 35.7% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport. In 2022, airlines operating at this airport served six direct destinations, including two domestic destinations and four international destinations: Tijuana, Mexico City,

Chicago, Los Angeles, San José, California and Dallas. In 2022, the airlines operating at this airport were Volaris, Aeroméxico Connect, American Airlines and VivaAerobus.

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

The airport’s total area is 207.6 hectares (0.80 square miles). The terminal building is 5,796 square meters (62,388 square feet), of which 569 square meters (6,125 square feet) is commercial area. It has a four-position apron for commercial aviation, a 13-position apron for general aviation, three boarding gates and a parking lot with 202 parking spaces.

Border Destinations

Ciudad Juárez International Airport

According to the AFAC, the Ciudad Juárez airport was the 11th busiest airport in Mexico in 2022 based on commercial and general aviation passenger traffic. In 2020, 2021 and 2022, the Ciudad Juárez airport accounted for approximately 7.1%, 8.3% and 8.6%, respectively, of our terminal passenger traffic.

In 2020, 2021 and 2022, a total of 790,009, 1,499,841 and 2,004,524 terminal passengers, respectively, were served by the Ciudad Juárez airport. Of the terminal passengers in 2020, 2021 and 2022, 99.7%, 99.2% and 99.7%, respectively, were domestic.

A total of five commercial airlines operate at the airport. In 2022, airlines operating at this airport served 11 direct destinations, all of which were domestic. In 2022, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Cancún, Monterrey, El Bajío, Tijuana, Puerto Vallarta, Torreón, Mazatlán, Hermosillo and Durango. In 2022, the airlines operating at the airport were VivaAerobus, Volaris, Aeroméxico and TAR and Aeroméxico Connect. As of the date of this annual report, the airport does not have any active non-Mexican airlines.

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

The airport’s total area is 367.95 hectares (1.42 square miles). Its facilities include a terminal building of 6,244 square meters (67,210 square feet), consisting of 800 square meters (8,611 square feet) of commercial space. The airport has four boarding gates, a six-position commercial aviation apron, a 15-position general aviation apron, a one-position freight services apron and three taxiways. The Ciudad Juárez International Airport has a public parking facility that accommodates 596 vehicles.

In March 2020, we started an expansion and remodeling of the terminal building at the Ciudad Juárez airport. The project, which is expected to be completed by the first half of 2024, will have a total investment of approximately Ps.527 million. After the project concludes total area will be 13,144 square meters (141,481 square feet), an increase of approximately 110%.

Reynosa International Airport

According to the AFAC, the Reynosa airport was the 33th busiest airport in Mexico in 2022 based on commercial and general aviation passenger traffic. In 2020, 2021 and 2022, the Reynosa airport accounted for approximately 2.1%, 2.4% and 2.2%, respectively, of our terminal passenger traffic.

In 2020, 2021 and 2022, a total of 229,058, 425,918 and 518,051 terminal passengers, respectively, were served by the Reynosa airport. Of the terminal passengers in 2020, 2021 and 2022, 99.1%, 98.0% and 98.7% respectively, were domestic. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of two airlines operate at the airport. In 2022, airlines operating at this airport served four direct destinations, all of which are domestic destinations: Mexico City, Cancún, Guadalajara and Veracruz. In 2022, the airlines operating at this airport were VivaAerobus and Aeroméxico Connect.

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

In February 2021, we inaugurated the new terminal building at the Reynosa airport. The project had a total investment of Ps.325 million and included an expansion of 4,550 square meters (48,976 square feet). Passenger capacity grew threefold to serve up to 970,000 passengers per year. The new terminal building is 7,158 square meters (77,048 square feet), which includes 951 square meters (10,236 square feet) of commercial area. It has a four-position apron for commercial aviation, an 11-position apron for general aviation, two taxiways, three boarding gates and a public parking area with 362 spaces.

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2022, over 15 international commercial airlines and eight Mexican commercial airlines operated flights at our 13 airports. VivaAerobus, Volaris and Grupo Aeroméxico operated the most flights at our airports. In 2022, regulated revenues from VivaAerobus were Ps. 2,468,792 thousand (U.S.$126,790 million), regulated revenues from Volaris were Ps. 1,808,768 thousand (U.S.$92,893 million) and regulated revenues from Grupo Aeroméxico and its affiliates totaled Ps. 1,349,301 thousand (U.S.$69,296 million), representing 35.0%, 25.6% and 19.1%, respectively, of our aeronautical revenues from airline customers for 2022. These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines. On December 9, 2020, Interjet stopped operations in all our airports and as of the date of this report, the airline has not resumed any operations in the airports we operate. In August 2022, Interjet initiated bankruptcy proceedings under Mexican Law (Concurso Mercantil), and on April 10, 2023 the bankruptcy federal judge issued a ruling declaring the company bankrupt and ordering the sale of all of its assets to pay its creditors.

The following table sets forth the number of air traffic customers per airline for the years ended December 31, 2020, 2021 and 2022:

	Terminal Passengers
Principal Air Traffic Customers Per Airline	2020	2021	2022
Domestic:
VivaAerobus	3,996,278	7,484,920	9,854,045
Volaris	2,900,985	4,907,684	6,362,684
Grupo Aeroméxico	2,248,687	3,519,352	4,472,478
TAR Aerolíneas	136,962	246,164	313,810
Magnicharter	163,649	306,984	240,603
Aeromar	107,388	225,821	134,936
Interjet	620,940	—	—
Other	40,683	69,008	65,517
Total domestic	10,215,572	16,759,933	21,444,073

International:
American Airlines	306,241	584,846	825,501
United	162,630	324,021	387,819
Alaska Airlines	63,317	92,378	142,027
Delta	42,201	50,231	63,731
Westjet	30,237	13,360	44,664
Copa Airlines	6,311	16,977	31,166
Spirit	—	—	26,081
Swoop	15,520	2,140	11,606
Frontier	—	—	11,108
Other	93,717	23,373	81,951
Total international	720,174	1,107,326	1,625,654

General aviation	126,942	157,905	151,019
Total	11,062,688	18,025,164	23,220,746

Historically, traditional carriers such as Aeroméxico had represented a substantial majority of the Mexican commercial airline market. In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market. In 2022, passengers traveling on discount and low-cost carriers, such as VivaAerobus and Volaris, accounted for approximately 70.3% of our commercial aviation passenger traffic. Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has helped to increase the use of air transportation in Mexico.

Aeroméxico is a publicly traded company and Delta Airlines currently owns approximately 20.0% of Aeroméxico. In June 2020, Aeromexico and its affiliates filed voluntary Chapter 11 petitions in the United States to implement a financial restructuring, while continuing to operate. On January 28, 2022, the United States Bankruptcy Court for the Southern District of New York confirmed Aeromexico’s plan of reorganization, and the restructuring was successfully completed on March 17, 2022. As of April 22, 2022, both Aerolitoral, S.A. de C.V. and Aerovias de Mexico, S.A. de C.V. (two subsidiaires of Aeromexico) generally comply with their payment obligations and continue to operate in our airports.

The following table sets forth our principal air traffic customers for the years ended December 31, 2020, 2021 and 2022:

	Percentage of Aeronautical Revenues
Principal Air Traffic Customers	2020	2021	2022
Domestic:
VivaAerobus	28.0%	36.0%	35.0%
Volaris	23.4%	24.5%	25.6%
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	20.0%	18.7%	19.1%
Interjet	5.7%	—%	—%
Grupo Aeromonterrey (Magnicharters)	1.4%	1.7%	1.1%
TAR	1.2%	1.3%	1.3%
Aeromar	0.9%	1.4%	0.6%
DHL Express México	0.6%	0.3%	0.3%
Calafia Airlines	0.3%	0.3%	0.3%
Other	6.1%	4.8%	4.6%
Total domestic	87.6%	89.0%	87.9%

International:
American Airlines	5.3%	5.8%	6.2%
United	2.8%	3.3%	3.1%
Alaska Airlines	1.1%	0.9%	1.1%
Delta	0.6%	0.5%	0.5%
Copa Airlines	0.1%	0.1%	0.2%
Charters	1.3%	0.2%	0.7%
Other	1.2%	0.2%	0.3%
Total international	12.4%	11.0%	12.1%
Total	100.0%	100.0%	100.0%

Complementary Services Customers

As of December 31, 2022, our principal complementary services clients are three principal providers of ramp-handling and baggage-handling services, AGN Aviation Services, S.A. de C.V., Menzies Aviation Mexico, S.A. de C.V. and Servicios Aeroportuarios Monterrey, S.A. de C.V., and our primary catering client is Aero Cocina, S.A. de C.V., all of which provided an aggregate of Ps.53,861 thousand of revenues in the form of access fees in 2022.

Principal Non-Aeronautical Services Customers

As of December 31, 2022, we were party to approximately 1,278 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time-share sales and promotions services and tourist information and promotion services. As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers. In 2022, our largest commercial customers were Alquiladora de Vehículos Automotores, S.A. de C.V. (car rental), 5M2 Airports S. A. de C. V. (advertising), Aerocomidas, S.A. de C.V. (food and beverage) a subsidiary of Grupo Areas, Café Sirena, S. de R.L. de C.V (food and beverage), Operadora Aeroboutiques, S.A. de C.V. (retail stores) a subsidiary of Grupo Areas, Priority Pass, Inc. (VIP lounges), Fly By Wings, S. de R.L. de C.V (food and beverage), and Dufry México, S.A. de C.V. (duty free).

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

The Mexican Airport and Auxiliary Services Agency currently operates 12 small airports in Mexico’s northern region, which collectively served 2,422,915 passengers in 2022, representing an increase of 28.4% from 2021 traffic, mainly as a result of an increase in passenger traffic to and from Querétaro, Ciudad Obregón, Loreto and Tepic.

In addition, the Mexican government could grant new concessions to operate existing government-managed airports or authorize the construction of new airports, which could compete directly with our airports. Any competition from other such airports could have a material adverse effect on our business and results of operations.

For more information, see “Risk Factors –Risks Related to the Regulation of Our Business – The Mexican government could grant new concessions that compete with the airports operated by the Company”.

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

In 2022, all of our airports maintained the Health Security Distinction, awarded by the Mexican Institute of Social Security (IMSS) related to implementation of a healthy return to the workplace due to COVID-19 outbreak.

In 2020, the Monterrey airport was certified by ACI with the Airport Health Accreditation. This recognition certifies compliance with global health standards including those of ACI and ICAO recommendations, for passengers, authorities and users at the Monterrey airport.

In 2022, the Acapulco, Culiacán, Mazatlán, and Reynosa airports maintained a Family Responsibility Company Certificate (Certificado de Empresa Familiarmente Responsable) granted by the Mexican Ministry of Labor and Social Welfare.

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

In 2022, we were included for the first time in the 2022 Bloomberg Gender-Equality Index (“GEI”). In 2023, we were included for the second year in a row in the 2023 Bloomberg Gender-Equality Index.

In 2023, all of our airports received the Level 1 certification of the Airport Carbon Accreditation Program, issued by Airports Council International.

In 2023, we received, for the twelfth time, the Socially Responsible Company (Empresa Socialmente Responsable) distinction granted by the Mexican Center for Philantropy (CEMEFI).

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

REGULATORY FRAMEWORK

Sources of Regulation

The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:

●	the Mexican General Law of Commercial Corporations (Ley General de Sociedades Mercantiles), enacted August 4, 1934;
●	the Mexican Airport Law, enacted December 22, 1995;
●	the regulations under the Mexican Airport Law (Reglamento del la Ley de Aeropuertos), enacted February 17, 2000;
●	the Mexican Communications Law (Ley de Vías Generales de Comunicación), enacted February 19, 1940;
●	the Mexican Civil Aviation Law (Ley de Aviación Civil), enacted May 12, 1995;
●	the regulations under the Mexican Civil Aviation Law (Reglamento de la Ley de Aviación Civil), enacted December 7, 1998;
●

the Mexican Federal Duties Law (Ley Federal de Derechos), enacted December 31, 1981, which may be revised on an annual basis and stipulates the applicable basis and rate for calculating the concession fee and duties payable under the current budget;

●	the Mexican National Assets Law (Ley General de Bienes Nacionales), enacted May 20, 2004;
●	the concessions that entitle our subsidiaries to operate our 13 airports for a term of 50 years beginning on November 1, 1998;
●	the Mexican Securities Market Law (Ley del Mercado de Valores), enacted December 30, 2005;
●

the General Provisions Applicable to Issuers of Securities and other Participants in the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Mercados Participantes del Mercado de Valores), enacted March 19, 2003;

●	the Federal Labor Law, enacted April 1, 1970;
●	the Customs Law, enacted December 15, 1995;
●	the Value Added Tax Law, enacted December 29, 1978;
●	the Social Security Law, enacted December 21, 1995;
●	the Income Tax Law, enacted December 11, 2013;
●	the Mexican Federal Antitrust Law (Ley Federal de Competencia Económica), enacted May 23, 2014; and

●	the regulations under the Mexican Federal Antitrust Law (Reglamento de la Ley Federal de Competencia Económica), enacted October 12, 2007.

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

On June 29, 1998, the Ministry of Infrastructure, Communications and Transportation granted 13 concessions to operate, maintain and develop the 13 principal airports in Mexico’s Central North region to our subsidiaries. Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process. However, the process of selling Series BB shares (currently representing 12.9% of our outstanding capital stock) to our strategic shareholder pursuant to the privatization process was conducted through a public bidding process. Each of our concessions was amended on September 12, 2000, in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.

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

Federal Antitrust Commission

On May 23, 2014, a new Federal Antitrust Law (Ley Federal de Competencia Económica) was enacted. The law grants broader powers to the Mexican Antitrust Commission, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law. If the Mexican Antitrust Commission determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product. As of April 21, 2023, the Mexican Antitrust Commission had not made any determination as to whether the services we render are considered an essential facility.

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

However, the scope of these functions might change if the current initiatives to reform the Airport Law presented to the Mexican Congress is approved. For more information on the initiative see “Risk Factors—Changes to Mexican laws, regulations and decrees applicable to the Company could have a material adverse impact on the results of operations”.

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

Each concession holder and any third party providing services at an airport is required to carry specified insurance in amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the Ministry of Infrastructure, Communications and Transportation. As of April 21, 2023, the Ministry of Infrastructure, Communications and Transportation has not specified the required amounts of insurance. We may be required to obtain additional insurance once these amounts are specified. We, together with our subsidiary concession holders, are jointly and severally liable to the Ministry of Infrastructure, Communications and Transportation for the performance of all obligations under the concessions held by our subsidiaries. Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession and in the Master Development Programs, including the obligations arising from third-party contracts, as well as for any damages to the Mexican government-owned assets that they use and to third-party airport users. In the event of a breach of one concession, the Ministry of Infrastructure, Communications and Transportation is entitled to revoke all of the concessions held by our subsidiaries.

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

The Rate Regulation establishes a “dual-till” system of price regulation under which a majority of our revenues, such as passenger fees, landing fees, aircraft parking fees and access fees from third parties providing complementary services at our airports, are regulated, while the revenues that we earn from commercial activities in terminals at our airports, such as the leasing of space to retailers, restaurants, car rental companies and banks, are not regulated. In 2020, 2021 and 2022, approximately 54.8%, 60.5% and 59.1%, respectively, of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates (71.5%, 76.1% and 76.0%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

Current Maximum Rates(1)

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
Acapulco	384.80	382.11	379.44	376.78	374.15
Ciudad Juárez	315.41	313.21	311.02	308.84	306.67
Culiacán	336.24	333.89	331.55	329.22	326.92
Chihuahua	331.54	329.21	326.91	324.62	322.34
Durango	384.16	381.47	378.80	376.14	373.51
Mazatlán	374.27	371.65	369.05	366.47	363.90
Monterrey	314.80	312.60	310.40	308.24	306.08
Reynosa	333.23	330.89	328.58	326.27	323.98
San Luis Potosí	300.50	298.39	296.30	294.23	292.17
Tampico	368.37	365.79	363.23	360.68	358.16
Torreón	373.35	370.74	368.15	365.58	363.02
Zacatecas	400.30	397.50	394.72	391.95	389.21
Zihuatanejo	405.60	402.76	399.95	397.14	394.36
(1)

Expressed in constant pesos as of December 31, 2022, as required by the maximum rate regulation. The maximum rate for each succeeding year from 2021 onwards is reduced by the efficiency factor of 0.70% per year.

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

●

A discount rate to be determined by the Ministry of Infrastructure, Communications and Transportation. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long term Mexican government debt securities quoted in the international markets during the prior 24 months plus a risk premium to be determined by the Ministry of Infrastructure, Communications and Transportation based on the inherent risk of the airport business in Mexico.

●

An efficiency factor to be determined by the Ministry of Infrastructure, Communications and Transportation. For the five-year period ending December 31, 2020, the maximum rates applicable to our airports reflected a projected annual efficiency improvement of 0.70%.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Infrastructure, Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the Unit of Measurement and Update (“UMA”). The UMA as of January 1, 2023 was Ps.103.74. As a result, the maximum penalty at such date could have been Ps. 5,187 thousand per airport.

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

●

Failure to make required investments or improvements. The Ministry of Infrastructure, Communications and Transportation is required to review annually each concession holder’s compliance with its Master Development Program (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its Master Development Program, the Ministry of Infrastructure, Communications and Transportation is entitled to decrease the concession holder’s maximum rates and assess penalties.

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

Penalties and Termination and Revocation of Concessions and Concession Assets

Termination of Concessions

Under the Mexican Airport Law and the terms of the concessions, a concession may be terminated upon any of the following events:

●	the expiration of its term;
●	the surrender by the concession holder;
●	the revocation of the concession by the Ministry of Infrastructure, Communications and Transportation;
●	the reversion (“rescate”) of the Mexican government-owned assets that are the subject of the concession (principally real estate, improvements and other infrastructure);
●	the inability to achieve the purpose of the concession, except in the event of force majeure;
●	the dissolution, liquidation or bankruptcy of the concession holder; or
●	the failure by the concession holder to satisfy the shareholding obligations set forth in the concession.

Following a concession’s termination, the concession holder remains liable for the performance of its obligations during the term of the concession.

On May 20, 2004, a Mexican National Assets Law was adopted and published in the Federal Official Gazette that, among other things, established regulations relating to concessions on real property held in the public domain, including the airports that we operate. The Mexican National Assets Law established additional grounds for revocation of concessions for failure to pay certain applicable taxes.

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

●	knowingly appointing a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws;
●	the failure by the concession holder to pay the Mexican government the concession tax;
●	the failure by the concession holder to beneficially own at least 51% of the capital stock of its subsidiary concession holders;
●	a violation of the safety regulations established in the Mexican Airport Law and other applicable laws;
●	a total or partial interruption of the operation of an airport or its airport or complementary services without justified cause;
●	the failure to maintain the airport’s facilities;
●	the provision of unauthorized services;
●	the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third-party service provider;
●	charging prices higher than those registered with the Ministry of Infrastructure, Communications and Transportation for regulated services or exceeding the applicable maximum rate;
●	any act or omission that impedes the ability of other service providers or authorities to carry out their functions within the airport; or
●	any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

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

The Mexican Airport Law provides that sanctions of up to 400,000 times the UMA may be assessed for failures to comply with it or the terms of a concession. The UMA as of January 1, 2023 was Ps.103.74. As a result, the maximum penalty at such date could have been Ps. 41,496 thousand per airport or per violation.

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

●	a favorable opinion regarding the economic profitability of the corresponding project,
●

the registry of the programs portfolio and investment projects, in terms of the Federal Budget and Fiscal Responsibility Law (Ley Federal de Presupuesto y Responsabilidad Hacendaria), in case public funds are used to finance an airport project, and

●

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

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of April 21, 2023, including our direct and indirect ownership interest in each:

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description
Aeropuerto de Acapulco, S.A. de C.V.	Mexico	100	Holds concession for Acapulco International Airport

Aeropuerto de Ciudad Juárez, S.A. de C.V.	Mexico	100	Holds concession for Ciudad Juárez International Airport. Is authorized to operate a bonded warehouse in such airport

Aeropuerto de Culiacán, S.A. de C.V.	Mexico	100	Holds concession for Culiacán International Airport

Aeropuerto de Chihuahua, S.A. de C.V.	Mexico	100	Holds concession for Chihuahua International Airport. Is authorized to operate a bonded warehouse in such airport

Aeropuerto de Durango, S.A. de C.V.	Mexico	100	Holds concession for Durango International Airport

Aeropuerto de Mazatlán, S.A. de C.V.	Mexico	100	Holds concession for Mazatlán International Airport

Aeropuerto de Monterrey, S.A. de C.V.	Mexico	100	Holds concession for Monterrey International Airport. Is authorized to operate a bonded warehouse in such airport

Aeropuerto de Reynosa, S.A. de C.V.	Mexico	100	Holds concession for Reynosa International Airport

Aeropuerto de San Luis Potosí, S.A. de C.V.	Mexico	100	Holds concession for San Luis Potosí International Airport

Aeropuerto de Tampico, S.A. de C.V.	Mexico	100	Holds concession for Tampico International Airport

Aeropuerto de Torreón, S.A. de C.V.	Mexico	100	Holds concession for Torreón International Airport

Aeropuerto de Zacatecas, S.A. de C.V.	Mexico	100	Holds concession for Zacatecas International Airport

Aeropuerto de Zihuatanejo, S.A. de C.V.	Mexico	100	Holds concession for Zihuatanejo International Airport

Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	Mexico	100	Provider of administrative and other services.

Operadora de Aeropuertos del Centro Norte, S.A. de C.V.	Mexico	100	Former provider of operational services; currently without operations.

Name of Company	Jurisdiction of Establishment	Percentage Owned	Description
Holding Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	100

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

Servicios Corporativos Terminal T2, S.A. de C.V.	Mexico	90	Former provider of administrative and other services; currently without operations.

Servicios Complementarios del Centro Norte, S.A. de C.V.	Mexico	100	Provider of complementary services.

OMA Logística, S.A. de C.V.	Mexico	100

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

Servicios Aero Especializados del Centro Norte, S.A. de C.V.	Mexico	100	Former provider of administrative and other services; currently without operations.

OMA-VYNMSA Aero Industrial Park, S.A. de C.V.	Mexico	51	Entity created to build and operate an industrial park at the Monterrey airport.

Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V.	Mexico	85	Holds a 20-year lease agreement with the Monterrey airport to develop and operate a 134-room hotel at the Monterrey airport under the brand Hilton Garden Inn.

Servicios Hoteleros Aeropuerto Monterrey, S.A. de C.V.	Mexico	85	Provider of administrative and other services.

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

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events. We also maintain general liability insurance but do not maintain business-interruption insurance. Among other insurance policies, we carry a U.S.$50.0 million insurance policy covering damages to our property resulting from certain terrorist acts and a U.S.$500.0 million policy covering personal and property damages to third parties. We also carry a U.S.$200.0 million insurance policy covering damage to our assets and infrastructure.

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

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government. The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, approximately 59.1% of our total revenues in 2022 were earned from aeronautical services and approximately 76.0% of the sum of our aeronautical and non-aeronautical revenues in 2022 were earned from aeronautical services. Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Infrastructure, Communications and Transportation and the specific prices that we negotiate with airlines for the provision of aeronautical services. The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services. In evaluating our aeronautical revenues, we focus principally on workload units, which measure volume, and aeronautical revenues per workload unit, which measures the contribution to aeronautical revenues from each workload unit.

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

Recent Developments

Purchase of shares by the VINCI Entities

On December 7, 2022 (the “Closing Date”), CONCESSOC completed the purchase of all the equity interests in SETA and Aerodrome. As of the Closing Date, SETA and Aerodrome collectively owned 66,046,210 of OMA’s Series B Shares (including Aerodrome’s Series B Shares represented by ADSs) (the “Purchased Series B Shares”) and SETA owned 49,766,000 of OMA’s Series BB shares (the “Purchased Series BB Shares”). Together, the Purchased Series B Shares and the Purchased Series BB Shares account for approximately 29.99% of OMA’s total issued capital stock. The purchase was completed pursuant to the SPA dated July 31, 2022, by and among, CONCESSOC as purchaser and the Sellers, in which CONCESSOC agreed to purchase 100% of the equity interests held by the Sellers in SETA and Aerodrome, respectively for US$1,170,000,000.

Under the SPA, the parties also agreed that each of the officers, board of directors and managers of SETA and Aerodrome would resign from their positions effective immediately upon the Closing Date. New officers, board of directors and managers have been appointed to SETA and Aerodrome, and new directors have been appointed to the board of directors of OMA, as of the Closing Date.

Operating Results

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps.19.47 per U.S.$1.00, the exchange rate as reported by the Mexican Central Bank on December 31, 2022.

Passenger and Cargo Volumes

In 2022, approximately 88.3% of the terminal passengers using our airports were domestic. Domestic traffic increased by 30.4% and international traffic increased by 17.9% as compared to 2021. In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.

Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control, including the adverse effects of the COVID-19 pandemic.

In 2020, 2021 and 2022, our 13 airports handled approximately 93,242, 123,100 and 134,448 metric tons of cargo, respectively. The increase in 2022 was due to a 15.0% increase in cargo transportation at the Monterrey airport and a 7.8% increase in cargo transportation at the San Luis Potosí airport. Increases in our cargo volume are beneficial to us for purposes of the maximum-rate calculations, as cargo increases the number of our workload units.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
Domestic terminal passengers(1)	9,877.70	15,723.32	20,506.63
International terminal passengers(1)	1,184.99	2,301.85	2,714.12
Total terminal passengers(1)	11,062.69	18,025.16	23,220.75
Cargo units(1)	932.42	1,231.00	1,344.48
Total workload units(1)	11,995.11	19,256.16	24,565.22
Change in total terminal passengers(2)	(52.3)%	62.9%	28.8%
Change in workload units(2)	(50.3)%	60.5%	27.6%

Aeronautical revenues(3)	2,942,558	5,277,728	7,055,543
Change in aeronautical revenues(2)	(48.8)%	79.4%	33.7%
Aeronautical revenues per workload unit	245.3	274.1	287.2
Change in aeronautical revenues per workload unit(1)(2)	3.0%	11.7%	4.8%

Non-aeronautical revenues(3)	1,171,039	1,653,379	2,229,802
Change in non-aeronautical revenues(2)	(35.6)%	41.2%	34.9%
Non-aeronautical revenues per terminal passenger(4)	105.9	91.7	96.0
Change in non-aeronautical revenues per terminal passenger(2)	34.8%	(13.4)%	4.7%
Non-aeronautical revenues per terminal passenger, excluding hotel services(4)(5)	93.0	79.4	82.0
Change in non-aeronautical revenues per terminal passenger, excluding hotel services(2)(5)	47.4%	(14.6)%	3.3%
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

In 2022, we served 23.2 million terminal passengers, of which 20.5 million were domestic and 2.7 million were international. The increase in passengers in 2022 was principally due to the reactivation of air travel at our airports following the economic recovery after COVID-19.

Classification of Revenues

We classify our revenues into three categories: revenues from aeronautical services, revenues from non-aeronautical services and revenues from construction services. Historically, a substantial majority of our total revenues have been derived from aeronautical services. For example, in 2022, 59.1% of our total revenues were derived from aeronautical services, and the remainder of our revenues was derived from non-aeronautical services and construction services. Aeronautical services represented 76.0% of the sum of our aeronautical and non-aeronautical revenues.

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

We recognize revenues from construction services derived from the improvements made to airports that are included in our Master Development Programs. Construction service revenues related to the airport concession are determined based on negotiations between us and the Ministry of Infrastructure, Communication and Transportation (recognized according to the percentage-of-completion method), as we construct or improve the airports based on the Master Development Programs. In 2022, revenues from improvements to concessioned assets accounted for 22.2% of our total revenues.

For a detailed description of the components of our aeronautical and non-aeronautical revenue categories, see “Item 4. Information on the Company—Business Overview—Our Sources of Revenues.”

Fluctuations in the Peso

From December 31, 2019 to December 31, 2020, the peso depreciated by approximately 5.5%, from Ps.18.86 per U.S.$1.00 on December 31, 2019, to Ps.19.89 per U.S.$1.00 on December 31, 2020. From December 31, 2020 to December 31, 2021, the peso depreciated by approximately 3.1%, from Ps.19.89 per U.S.$1.00 on December 31, 2020, to Ps.20.51 per U.S.$1.00 on December 31, 2021. From December 31, 2021 to December 31, 2022, the peso appreciated by approximately 5.0%, from Ps.20.51 per U.S.$1.00 on December 31, 2021, to Ps.19.50 per U.S.$1.00 on December 31, 2022. In the first months of 2022, the peso appreciated, reaching Ps.18.01 per U.S.$1.00 on April 21, 2023.

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

In addition, we have financial liabilities denominated in U.S. dollars, and a significant depreciation in the Mexican peso could result in higher debt balances when converted to Mexican pesos, thus resulting in foreign exchange losses. We may also, from time to time, maintain cash balances denominated in U.S. dollars, in which cases a depreciation of the Mexican peso against the U.S. dollar could result in a foreign exchange gain. As of December 31, 2022, Ps.143.9 million of our cash balance was denominated in U.S. dollars.

As of December 31, 2022, international passenger charges amounted to Ps. 1,375,479 thousand, and as of December 31, 2022, we had U.S.$6.5 million of liabilities denominated in U.S. dollars.

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

The following table sets forth our revenues from aeronautical services for the periods indicated:

	For the Year Ended December 31,
	2020		2021		2022
	Amount	%	Amount	%	Amount	%

	(in thousands of pesos, except percentages)
Aeronautical revenues:
Domestic passenger charges	1,857,551	63.1%	3,422,714	64.9%	4,791,166	67.9%
International passenger charges	542,933	18.5%	1,169,292	22.2%	1,375,479	19.5%
Landing charges	147,387	5.0%	206,114	3.9%	269,796	3.8%
Platform for embarking and disembarking	90,257	3.1%	134,436	2.5%	185,785	2.6%
Aircraft parking charges on extended stay or overnight	31,905	1.1%	36,539	0.7%	42,922	0.6%
Domestic and international passenger and carry-on baggage check	29,688	1.0%	52,998	1.0%	63,682	0.9%
Aerocars and jetways	19,920	0.7%	22,395	0.4%	28,168	0.4%
Other airport services, leases and regulated access(1)	222,917	7.6%	233,240	4.4%	298,545	4.2%
Total aeronautical revenues	2,942,558	100%	5,277,728	100%	7,055,543	100%
(1)	Includes regulated access fees, leasing of space to airlines for their operations and leasing of space in the airside to cargo handling agents and shippers.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and the leasing of space to airlines, every six months (or earlier upon a cumulative increase of 5% in the Mexican Producer Price Index (excluding fuel)), as long as the total aeronautical revenues per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year. See “Item 4. Information on the Company—Regulatory Framework—Price Regulation” for a description of our maximum rates and the rate-setting procedures for future periods. We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers. Historically, our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers. In 2022, passenger charges represented 87.4% of our aeronautical services revenues. In 2022, aeronautical services represented 59.1% of our total revenues and 76.0% of the sum of our aeronautical and non-aeronautical revenues.

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

In 2022, our aeronautical revenues represented approximately 89.5% of the amount we were entitled to earn under the maximum rates applicable to all of our airports. To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenues, this percentage could decrease. We may not be able to collect substantially all of the revenues we are entitled to earn from services subject to price regulation in the future.

Non-Aeronautical Revenues

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues per terminal passenger are calculated by dividing total non-aeronautical revenues by the number of terminal passengers during the same period. The contribution to our total revenues from non-aeronautical services was 18.7% in 2022. Our non-aeronautical revenues per terminal passenger increased from Ps. 91.7 in 2021 to Ps. 96.0 in 2022, due primarily to an increase in our revenues from commercial and diversification activities. Our non-aeronautical revenues in 2022 represented 24.0% of the sum of our aeronautical and non-aeronautical revenues, and our revenues from commercial activities per terminal passenger increased from Ps. 43.2 in 2021 to Ps. 47.9 in 2022, due primarily to an increase in revenues from parking charges, and food and beverage providers, as well as an increase in revenues from VIP lounges as a result of the transition to a direct operation of our OMA Premium Lounges since December 2021.

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

The following table sets forth our revenues from non-aeronautical activities for the periods indicated:

	For the Year Ended December 31,
	2020		2021		2022
	Amount	%	Amount	%	Amount	%

	(in thousands of pesos, except percentages)
Non-aeronautical revenues:
Commercial activities:
Car parking charges	126,818	10.8%	217,728	13.2%	340,095	15.3%
Advertising	59,695	5.1%	70,338	4.3%	73,579	3.3%
Retail operations(1)	64,486	5.5%	86,128	5.2%	124,726	5.6%
Food and beverage	87,499	7.5%	120,148	7.3%	176,844	7.9%
Car rental operators	111,037	9.5%	142,651	8.6%	205,019	9.2%
Time share developers	12,683	1.1%	13,557	0.8%	16,960	0.8%
Financial services	7,853	0.7%	8,355	0.5%	13,013	0.6%
Communication and services	17,800	1.5%	18,137	1.1%	16,350	0.7%
Services to passenger	3,281	0.3%	3,561	0.2%	5,232	0.2%
VIP lounges	36,538	3.1%	49,381	3.0%	80,933	3.6%
Other commercial revenues(3)	44,300	3.8%	49,593	3.0%	59,152	2.7%
Total commercial activities	571,990	48.8%	779,577	47.2%	1,111,903	49.9%
Diversification activities:
Hotel services	141,890	12.1%	221,728	13.4%	325,495	14.6%
OMA Carga	183,382	15.7%	257,210	15.6%	329,793	14.8%
Real estate services	16,499	1.4%	19,721	1.2%	26,364	1.2%
Industrial services	51,272	4.4%	63,737	3.9%	73,760	3.3%
Other diversification revenues(3)	7,547	0.6%	6,889	0.4%	10,858	0.5%
Total diversification activities	400,590	34.2%	569,285	34.4%	766,270	34.4%
Complementary Activities:
Leasing of space(2)	85,729	7.3%	122,639	7.4%	118,851	5.3%
Access rights	15,819	1.4%	21,316	1.3%	24,892	1.1%
Documented baggage inspection	86,491	7.4%	150,238	9.1%	198,336	8.9%
Other complementary revenues(4)	10,420	0.9%	10,324	0.6%	9,550	0.4%
Total complementary activities	198,459	16.9%	304,517	18.4%	351,629	15.8%
Total revenues from non-aeronautical services	1,171,039	100.0%	1,653,379	100.0%	2,229,802	100.0%
(1)	Includes revenues from duty-free operations.
(2)	Includes the leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(3)	Other revenues consist mainly of recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports.
(4)	Other complementary revenues consist of the recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports, among others.

The majority of our non-aeronautical revenues are derived from commercial activities, which represented 49.9% of our non-aeronautical revenues in 2022. Commercial activities include car parking charges (which may be subject to government regulation, but not to our maximum rates), VIP Lounges (including our OMA Premium Lounges which we started operating directly in December 2021) rental and royalty payments from third parties operating retail stores and providing commercial services at our airports, such as advertising, food and beverage providers, car rentals, time-share sales and promotions services, duty-free stores and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers.

On an individual basis, during 2022, our most important source of non-aeronautical revenues was OMA Carga which provides air and ground cargo logistics services, and represented 14.8% of our non-aeronautical revenues in 2022 and is part of our diversification activities. In addition to OMA Carga, diversification activities include hotel services (both Terminal 2 NH Collection Hotel at the Mexico City International Airport and the Hilton Garden Inn Hotel at the Monterrey airport) and industrial services operation of the OMA-VYNMSA Aero Industrial Park.

Complementary activities represented 15.8% of our non-aeronautical revenues in 2022. These activities primarily include baggage-screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations; as well as fees for access to federal zones.

Operating Costs

Our operating costs have been, and we believe that they will continue to be, funded entirely from our results of operations. The following table sets forth our operating costs and certain other related information for the periods indicated:

	For the Year Ended December 31,
	2020		2021		2022
	Amount	% Change	Amount	% Change	Amount	% Change

	(in thousands of pesos, except percentages)
Operating Costs:
Cost of services:
Wages and salaries	228,993	(5.6)%	229,358	0.2%	281,460	22.7%
Maintenance	124,563	(29.7)%	142,069	14.1%	145,931	2.7%
Security and insurance	134,774	(16.5)%	128,299	(4.8)%	142,147	10.8%
Utilities (electricity, cleaning and water)	122,961	(30.6)%	144,727	17.7%	166,280	14.9%
Building lease	2,543	(83.8)%	2,015	(20.8)%	8,609	327.2%
Allowance for doubtful accounts	17,738	(7,460.2)%	646	(96)%	4,711	629%
Cost of hotel service	30,650	(64.2)%	44,282	44.5%	70,319	58.8%
Equipment lease, fees and other	103,736	9.4%	90,711	(12.6)%	104,181	14.8%
Total cost of services	765,958	(19.7)%	782,107	2.1%	923,638	18.1%
Major maintenance provision	392,531	34.3%	512,653	30.6%	472,077	(7.9)%
Cost of construction	1,253,869	31.3%	1,788,903	42.7%	2,649,423	48.1%
Administrative expenses	518,059	(4.5)%	586,542	13.2%	667,600	13.8%
Right to use airport facilities	199,202	(45.2)%	319,906	60.6%	428,717	34.0%
Technical assistance fees	81,164	(45.9)%	133,558	64.6%	177,667	33.0%
Depreciation and amortization(1)	435,344	4.8%	487,230	11.9%	551,200	13.1%
Other income, net	(129)	(88.8)%	(1,278)	890.7%	(40)	(96.9)%
Total operating costs	3,645,998	(0.7)%	4,609,621	26.4%	5,870,282	27.3%
(1)	Depreciation reflects depreciation of fixed assets, and amortization reflects amortization of our concessions and rights to use airport facilities.

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

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions. In 2022, our depreciation and amortization expenses increased by 13.1%, as compared to 2021, primarily due to an increase in the investment to improve our concessioned assets during 2022 .

The value of our concessions was determined in June 2000, when SETA won the bid to acquire Series BB shares currently representing 12.9% of our outstanding capital stock, based on the value assigned by the independent company INGENIAL. In addition, we depreciate the value of certain fixed assets that we acquire or build at our airports pursuant to the investment requirements under our Master Development Programs. For further information regarding depreciation and amortization expenses, refer to Notes 9 and 10 to our audited consolidated financial statements.

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

Expenditures pursuant to master development programs and other capital expenditures

In 2022, expenditures pursuant to master development programs and other capital expenditures were Ps.3,290,783 thousand. We funded our expenditures through cash flows from operations, and we believe that we will continue to fund them through cash flow from operations, as well as new debt, in the future. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

The recognition of a deferred tax asset from previous years represented Ps. 278,400 thousand for the year ended December 31, 2022, while the current tax amounted to Ps. 1,653,920 thousand. In 2022, we had an effective tax rate of 26.0%, which reflects the permanent differences related primarily to inflationary effects for tax purposes.

The statutory Mexican corporate income tax rate in 2022, 2021 and 2020 was 30.0%.

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

	For the Year Ended December 31,
	2020	2021	2022

	(in thousands of pesos, except percentages)
Metropolitan Destination
Monterrey:
Revenues:
Aeronautical services	1,278,255	2,371,178	3,142,454
Non-aeronautical services	479,322	551,744	699,778
Construction services	802,470	908,960	1,414,207
Total revenues	2,560,047	3,831,882	5,256,439
Operating costs:
Costs and administrative expenses	254,416	391,081	500,689
Major maintenance provision	78,811	81,610	83,152
Construction costs	802,470	908,960	1,414,207
Depreciation and amortization	122,507	142,152	168,595
Solidarity fee	855,891	1,803,003	1,752,031
Total operating costs	2,114,095	3,326,806	3,918,674
Income from operations	445,952	505,076	1,337,765
Operating margin(1)	17.4%	13.2%	25.5%

	For the Year Ended December 31,
	2020	2021	2022

	(in thousands of pesos, except percentages)
Tourist Destinations
Acapulco:
Revenues:
Aeronautical services	117,218	196,631	275,301
Non-aeronautical services	27,159	33,250	38,444
Construction services	29,410	44,088	76,474
Total revenues	173,787	273,969	390,219
Operating costs:
Costs and administrative expenses	49,893	72,553	87,805
Major maintenance provision	13,536	15,960	20,141
Construction costs	29,410	44,088	76,474
Depreciation and amortization	44,780	45,693	46,760
Solidarity fee	14,580	54,191	52,424
Total operating costs	152,199	232,485	283,604
Income from operations	21,588	41,484	106,615
Operating margin(1)	12.4%	15.1%	27.3%

Mazatlán:
Revenues:
Aeronautical services	211,184	317,004	472,741
Non-aeronautical services	37,431	46,368	57,766
Construction services	24,704	45,625	142,255
Total revenues	273,319	408,997	672,762
Operating costs:
Costs and administrative expenses	47,936	79,076	90,078
Major maintenance provision	13,282	21,456	38,302
Construction costs	24,704	45,625	142,255
Depreciation and amortization	18,699	19,254	20,999
Solidarity fee	105,593	186,537	198,585
Total operating costs	210,214	351,948	490,219
Income from operations	63,105	57,049	182,543
Operating margin(1)	23.1%	13.9%	27.1%

Zihuatanejo:
Revenues:
Aeronautical services	98,645	137,018	219,411
Non-aeronautical services	18,360	22,127	25,255
Construction services	45,984	129,957	98,199
Total revenues	162,989	289,102	342,865
Operating costs:
Costs and administrative expenses	29,319	48,706	55,585
Major maintenance provision	40,780	28,325	23,033
Construction costs	45,984	129,957	98,199
Depreciation and amortization	19,091	20,058	21,487
Solidarity fee	14,855	35,392	59,077
Total operating costs	150,029	262,438	257,381
Income from operations	12,960	26,664	85,484
Operating margin(1)	8.0%	9.2%	24.9%

	For the Year Ended December 31,
	2020	2021	2022

	(in thousands of pesos, except percentages)
Regional Destinations
Chihuahua:
Revenues:
Aeronautical services	215,728	419,027	546,445
Non-aeronautical services	46,049	48,531	56,994
Construction services	30,679	63,456	108,683
Total revenues	292,456	531,014	712,122
Operating costs:
Costs and administrative expenses	51,254	75,507	89,866
Major maintenance provision	52,396	101,967	35,517
Construction costs	30,679	63,456	108,683
Depreciation and amortization	25,274	26,384	26,643
Solidarity fee	82,815	184,429	240,789
Total operating costs	242,418	451,743	501,498
Income from operations	50,038	79,271	210,624
Operating margin(1)	17.1%	14.9%	29.6%

Culiacán:
Revenues:
Aeronautical services	359,562	573,506	754,160
Non-aeronautical services	51,732	57,560	67,591
Construction services	68,142	91,262	127,960
Total revenues	479,436	722,328	949,711
Operating costs:
Costs and administrative expenses	57,683	89,764	103,844
Major maintenance provision	64,627	24,023	33,667
Construction costs	68,142	91,262	127,960
Depreciation and amortization	20,887	22,442	24,174
Solidarity fee	175,756	385,657	375,253
Total operating costs	387,095	613,148	664,898
Income from operations	92,341	109,180	284,813
Operating margin(1)	19.3%	15.1%	30.0%

Durango:
Revenues:
Aeronautical services	79,515	155,408	178,142
Non-aeronautical services	11,083	14,536	13,485
Construction services	50,202	35,600	91,796
Total revenues	140,800	205,544	283,423
Operating costs:
Costs and administrative expenses	21,566	40,521	43,653
Major maintenance provision	26,418	28,509	38,244
Construction costs	50,202	35,600	91,796
Depreciation and amortization	8,259	10,082	10,182
Solidarity fee	24,135	59,662	35,319
Total operating costs	130,580	174,374	219,194
Income from operations	10,220	31,170	64,229
Operating margin(1)	7.3%	15.2%	22.7%

	For the Year Ended December 31,
	2020	2021	2022

	(in thousands of pesos, except percentages)
San Luis Potosí:
Revenues:
Aeronautical services	108,045	192,712	246,795
Non-aeronautical services	28,508	38,345	41,349
Construction services	58,189	67,399	55,608
Total revenues	194,742	298,456	343,752
Operating costs:
Costs and administrative expenses	26,288	50,903	53,549
Major maintenance provision	12,962	47,441	47,992
Construction costs	58,189	67,399	55,608
Depreciation and amortization	21,569	24,150	26,006
Solidarity fee	41,086	73,275	60,727
Total operating costs	160,094	263,168	243,882
Income from operations	34,648	35,288	99,870
Operating margin(1)	17.8%	11.8%	29.1%

Tampico:
Revenues:
Aeronautical services	74,330	133,178	177,992
Non-aeronautical services	17,414	20,054	20,297
Construction services	67,530	130,162	78,079
Total revenues	159,274	283,394	276,368
Operating costs:
Costs and administrative expenses	38,759	53,404	61,222
Major maintenance provision	29,466	27,779	24,463
Construction costs	67,530	130,162	78,079
Depreciation and amortization	9,920	12,083	17,619
Solidarity fee	3,441	38,191	25,774
Total operating costs	149,116	261,619	207,157
Income from operations	10,158	21,775	69,211
Operating margin(1)	6.4%	7.7%	25.0%

Torreón:
Revenues:
Aeronautical services	94,892	175,268	231,357
Non-aeronautical services	17,425	24,450	25,193
Construction services	12,233	28,802	55,155
Total revenues	124,550	228,520	311,705
Operating costs:
Costs and administrative expenses	24,812	40,934	51,652
Major maintenance provision	19,327	58,531	50,527
Construction costs	12,233	28,802	55,155
Depreciation and amortization	10,605	10,811	11,334
Solidarity fee	33,913	56,525	53,556
Total operating costs	100,890	195,603	222,224
Income from operations	23,660	32,917	89,481
Operating margin(1)	19.0%	14.4%	28.7%

Zacatecas:
Revenues:
Aeronautical services	71,292	132,427	164,052
Non-aeronautical services	10,512	14,996	13,616
Construction services	7,480	18,318	65,542
Total revenues	89,284	165,741	243,210
Operating costs:
Costs and administrative expenses	22,432	42,259	47,795
Major maintenance provision	1,243	14,371	10,537
Construction costs	7,480	18,318	65,542
Depreciation and amortization	8,024	8,419	9,405
Solidarity fee	29,349	61,236	47,790
Total operating costs	68,528	144,603	181,069
Income from operations	20,756	21,138	62,141
Operating margin(1)	23.2%	12.8%	25.6%

	For the Year Ended December 31,
	2020	2021	2022

	(in thousands of pesos, except percentages)
Border Destinations
Ciudad Juárez:
Revenues:
Aeronautical services	199,685	403,208	568,204
Non-aeronautical services	37,736	36,148	39,276
Construction services	27,949	165,532	258,922
Total revenues	265,370	604,888	866,402
Operating costs:
Costs and administrative expenses	43,601	58,913	94,156
Major maintenance provision	18,155	45,800	48,727
Construction costs	27,949	165,532	258,922
Depreciation and amortization	12,717	15,201	18,108
Solidarity fee	102,706	245,331	234,148
Total operating costs	205,128	530,777	654,061
Income from operations	60,242	74,111	212,341
Operating margin(1)	22.7%	12.3%	24.5%

Reynosa:
Revenues:
Aeronautical services	58,010	119,950	149,878
Non-aeronautical services	11,500	12,133	10,796
Construction services	55,366	74,664	77,372
Total revenues	124,876	206,747	238,046
Operating costs:
Costs and administrative expenses	21,123	39,154	47,336
Major maintenance provision	21,528	16,883	17,773
Construction costs	55,366	74,664	77,372
Depreciation and amortization	9,553	20,472	24,422
Solidarity fee	8,135	31,355	15,477
Total operating costs	115,705	182,528	182,380
Income from operations	9,171	24,219	55,666
Operating margin(1)	7.3%	11.7%	23.4%
(1)	We determine operating margin per airport by dividing income from operations at each airport by total revenues for that airport.

	For the Year Ended December 31,
	2020	2021	2022

	(in thousands of pesos, except percentages)
Hotels
Terminal 2 NH Collection Hotel:
Revenues:
Non-aeronautical services	110,299	171,005	238,845
Equity method (1)	226	2,175	341
Total revenues	110,525	173,180	239,186
Operating costs:
Costs and administrative expenses	78,833	95,418	126,654
Depreciation and amortization	40,301	42,054	45,647
Total operating costs	119,134	137,472	172,301
(Loss) income from operations	(8,609)	35,708	66,885
Operating margin	(7.8)%	20.6%	28.0%

Hilton Garden Inn Hotel:
Revenues:
Non-aeronautical services	32,614	52,483	94,067
Equity method (1)	336	417	87
Total revenues	32,950	52,900	94,154
Operating costs:
Costs and administrative expenses	28,438	35,574	57,743
Depreciation and amortization	11,430	11,537	11,758
Total operating costs	39,868	47,111	69,501
(Loss) income from operations	(6,918)	5,789	24,653
Operating margin	(21.0)%	10.9%	26.2%
(1)	Equity method revenue is eliminated in full on consolidation.

	For the Year Ended December 31,
	2020	2021	2022

	(in thousands of pesos, except percentages)
Industrial Park
OMA-Vynmsa Aero Industrial Park:
Revenues:
Non-aeronautical services	56,454	68,294	81,863
Total revenues	56,454	68,294	81,863
Operating costs:
Costs and administrative expenses	8,751	8,023	9,560
Depreciation and amortization	23,621	29,049	30,695
Total operating costs	32,372	37,072	40,255
Income from operations	24,082	31,222	41,608
Operating margin	42.7%	45.7%	50.8%

Summary Historical Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated:

	Year Ended December 31,
	2020	2021		2022
	Amount	Amount	% Change	Amount	% Change

	(in thousands of pesos, except percentages)
Revenues:
Aeronautical services	2,942,558	5,277,728	79.4%	7,055,543	33.7%
Non-aeronautical services	1,171,039	1,653,379	41.2%	2,229,802	34.9%
Construction services	1,253,869	1,788,903	42.7%	2,649,423	48.1%
Total revenues	5,367,466	8,720,010	62.5%	11,934,768	36.9%
Operating costs and expenses:
Cost of services	765,958	782,107	2.1%	923,638	18.1%
Major maintenance provision	392,531	512,653	30.6%	472,077	(7.9)%
Construction costs	1,253,869	1,788,903	42.7%	2,649,423	48.1%
Administrative expenses	518,059	586,542	13.2%	667,600	13.8%
Concession taxes	199,202	319,906	60.6%	428,717	34.0%
Technical assistance fees	81,164	133,558	64.6%	177,667	33.0%
Depreciation and amortization	435,344	487,230	11.9%	551,200	13.1%
Other income	(129)	(1,278)	890.7%	(40)	(96.9)%
Total operating costs and expenses	3,645,998	4,609,621	26.4%	5,870,282	27.3%
Income from operations	1,721,468	4,110,389	138.8%	6,064,486	47.5%
Interest expense, net	(308,610)	(387,197)	25.5%	(762,790)	97.0%
Exchange loss, net	79,522	112,617	41.6%	(8,871)	(107.9)%
Income before income taxes	1,492,380	3,835,809	157.0%	5,292,825	38.0%
Income taxes	394,501	972,179	146.4%	1,375,520	41.5%
Consolidated net income	1,097,879	2,863,630	160.8%	3,917,305	36.8%

Other operating data:
Operating margin(1)	32.1%	47.1%	N/A	50.8%	N/A
Net margin(2)	20.5%	32.8%	N/A	32.8%	N/A
(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Consolidated net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year Ended December 31, 2022, Compared to the Year Ended December 31, 2021.

Consolidated Revenues

Total revenues for 2022 were Ps. 11,934,768 thousand, 36.9% higher than the Ps.8,720,010 thousand recorded in 2021, primarily as a result of an increase in aeronautical and non-aeronautical revenues. The sum of aeronautical and non-aeronautical revenues in 2022 increased by 34.0% as compared to 2021.

Aeronautical revenues increased by 33.7% to Ps. 7,055,543 thousand in 2022, as compared to Ps.5,277,728 thousand in 2021 due primarily to a 40.0% increase in domestic passenger charges and a 17.6% increase in international passenger charges as compared to 2021. Aeronautical revenues per workload unit in 2022 were Ps. 287.2 compared to Ps.274.1 in 2021, representing a 4.8% increase.

Non-aeronautical revenues increased by 34.9% from Ps.1,653,379 thousand in 2021 to Ps. 2,229,802 thousand in 2022, due primarily to an increase in revenue generation of our commercial activities and the expansion of the diversification activities. Non-aeronautical revenues per terminal passenger increased by 4.7%, from Ps.91.7 in 2021 to Ps. 96.0 in 2022, due primarily to a larger increase in non-aeronautical revenues, compared to the increase in terminal passengers.

Revenues from construction services in 2022 were Ps. 2,649,423 thousand, an increase of 48.1% from Ps.1,788,903 thousand recognized in 2021, primarily as a result of the improvements in concessioned assets, principally in the Monterrey, Mazatlán, Ciudad Juárez, and Durango airports.

Our revenues are highly dependent on the volume of passenger traffic. The effects of the COVID-19 pandemic resulted in a significant reduction in passenger traffic during 2020 as a result of the actions taken by the Mexican, U.S. and other governments and from the broader reduction in demand for air travel caused by the COVID-19 pandemic. Even though we experienced a recovery in passenger traffic during 2021 and 2022, and we have taken action to recover passenger confidence, along with measures taken to preserve liquidity, the adverse effects of COVID-19 on our operations remain uncertain and a possible relapse in air travel demand as a result thereof could have a material adverse effect on the Company’s business, operating results, financial condition and liquidity. For more information, see “Risk Factors—Risks Related to Our Operations— The outbreak of COVID-19 has had, and may continue to have, a negative impact on the global economy and on our business, operations and results.”

Revenues by Segment

On an airport-by-airport basis, the principal contributors to total revenues in 2022 were the Monterrey airport (Ps.5,256,440 thousand), the Culiacán airport (Ps. 949,712 thousand), the Ciudad Juárez airport (Ps. 866,403 thousand), the Chihuahua airport (Ps. 712,121 thousand) and the Mazatlán airport (Ps.672,761 thousand). Based on contribution to aeronautical and non-aeronautical revenues in 2022, the main contributors were the Monterrey airport (Ps. 3,842,233 thousand), the Culiacán airport (Ps. 821,751 thousand), the Ciudad Juárez airport (Ps. 607,481 thousand), the Chihuahua airport (Ps. 603,438 thousand) and the Mazatlán airport (Ps. 530,507 thousand). Historically, Monterrey, Culiacán and Chihuahua have been our three principal contributors to aeronautical and non-aeronautical revenues, and we expect this trend to continue in the future.

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 32.5% from Ps.2,371,178 thousand in 2021 to Ps. 3,142,454 thousand in 2022, due primarily to a 45.0% increase in domestic passenger charges, as a result of a 36.8% increase in domestic passenger traffic and an 11.8% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 26.8% from Ps. 551,744 thousand in 2021 to Ps. 699,778 thousand in 2022, due primarily to a 27.3% increase in OMA Carga, a 44.4% increase in food and beverage and a 75.2% increase in revenue from retail operations. The sum of aeronautical and non-aeronautical revenues increased by 31.5% from Ps. 2,922,922 thousand in 2021 to Ps. 3,842,232 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 0.3% from Ps.326.7 in 2021 to Ps. 327.8 in 2022, principally due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

Tourist Destinations

At the Acapulco airport, aeronautical revenues increased by 40.0% from Ps.196,631 thousand in 2021 to Ps. 275,301 thousand in 2022, due primarily to an 38.5% increase in domestic passenger charges, as a result of a 24.1% increase in domestic passenger traffic and a 14.5% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 15.6% from Ps.33,250 thousand in 2021 to Ps. 38,444 thousand in 2022, due primarily to a 38.1% increase in revenues from retail operations, and a 27.1% increase in revenues from car rentals. The sum of aeronautical and non-aeronautical revenues increased by 36.5% from Ps.229,881 thousand in 2021 to Ps. 313,745 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 9.3% from Ps.341.7 in 2021 to Ps. 373.6 in 2022, principally due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Mazatlán airport, aeronautical revenues increased by 49.1% from Ps.317,004 thousand in 2021 to Ps. 472,741 thousand in 2022, due primarily to a 38.1% increase in domestic passenger charges, as a result of a 23.4% increase in domestic passenger traffic and a 14.9% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 24.6% from Ps.46,368 thousand in 2021 to Ps. 57,766 thousand in 2022, due primarily to a 75.0% increase in revenues from retail operations, a 50.7% increase in revenues from food and beverage, and a 40.4% increase in revenues from car rentals. The sum of aeronautical and non-aeronautical revenues increased by 46.0% from Ps.363,372 thousand in 2021 to Ps. 530,507 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 12.0% from Ps. 321.90 in 2021 to Ps. 360.42 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Zihuatanejo airport, aeronautical revenues increased by 60.1% from Ps.137,018 thousand in 2021 to Ps. 219,411 thousand in 2022, due primarily to a 29.9% increase in domestic passenger charges, as a result of a 19.7% increase in domestic passenger traffic and a 10.5% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 14.1% from Ps.22,127 thousand in 2021 to Ps. 25,255 thousand in 2022, due primarily to a 45.3% increase in revenues from food and beverage, and a 22.0% increase in revenues from retail operations. The sum of aeronautical and non-aeronautical revenues increased by 53.7% from Ps.159,145 thousand in 2021 to Ps. 244,666 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 12.3% from Ps.365.0 in 2021 to Ps. 410.0 in 2022, principally due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 30.4% from Ps.419,027 thousand in 2021 to Ps. 546,445 thousand in 2022, due primarily to a 39.1% increase in domestic passenger charges, as a result of a 29.1% increase in domestic passenger traffic and a 9.9% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 17.4% from Ps.48,531 thousand in 2021 to Ps. 56,994 thousand in 2022, due primarily to a 56% increase in revenues from car rentals, and a 106.6% increase in revenues from food and beverage. The sum of aeronautical and non-aeronautical revenues increased by 29.1% from Ps.467,558 thousand in 2021 to Ps. 603,439 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.1% from Ps.321.5 in 2021 to Ps. 331.4 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Culiacán airport, aeronautical revenues increased by 31.5% from Ps.573,506 thousand in 2021 to Ps. 754,160 thousand in 2022, due primarily to a 38.1% increase in domestic passenger charges, as a result of a 24.6% increase in domestic passenger traffic and a 14.0% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increase by 17.4% from Ps.57,560 thousand in 2021 to Ps. 67,591 thousand in 2022, due primarily to a 52.4% increase in revenues from car rentals, a 32.1% increase in revenue from retail operations, and a 26.2% increase in revenues from food and beverage. The sum of aeronautical and non-aeronautical revenues increased by 30.2% from Ps.631,066 thousand in 2021 to Ps. 821,751 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 6.8% from Ps.309.0 in 2021 to Ps. 329.9 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Durango airport, aeronautical revenues increased by 14.6% from Ps.155,408 thousand in 2021 to Ps. 178,142 thousand in 2022, due primarily to a 18.7% increase in domestic passenger charges, as a result of a 9.0% increase in domestic passenger traffic and a 7.5% increase in the tariff for domestic passenger charges. Non-aeronautical revenues decreased by 7.2% from Ps.14,536 thousand in 2021 to Ps. 13,845 thousand in 2022, due primarily to a 39.3% decrease in revenues from communication and services. The sum of aeronautical and non-aeronautical revenues increased by 12.9% from Ps.169,944 thousand in 2021 to Ps. 191,627 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.6% from Ps.379.5 in 2021 to Ps. 393.0 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the San Luis Potosí airport, aeronautical revenues increased by 28.1% from Ps.192,712 thousand in 2021 to Ps. 246,795 thousand in 2022, due primarily to a 21.9% increase in domestic passenger charges, as a result of a 15.9% increase in domestic passenger traffic and a 6.0% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 7.8% from Ps.38,345 thousand in 2021 to Ps. 41,349 thousand in 2022, due primarily to an 26.9% increase in revenues from car rentals, a 57.0% increase in revenues from food and beverage and a 44.3% increase in revenues from retail operations. The sum of aeronautical and non-aeronautical revenues increased by 24.7% from Ps.231,057 thousand in 2021 to Ps. 288,144 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 7.7% from Ps.290.3 in 2021 to Ps. 312.8 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Tampico airport, aeronautical revenues increased by 33.6% from Ps.113,178 thousand in 2021 to Ps. 177,992 thousand in 2022, due primarily to a 38.5% increase in domestic passenger charges, as a result of a 24.9% increase in domestic passenger traffic and a 11.0% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 1.2% from Ps.20,054 thousand in 2021 to Ps. 20,297 thousand in 2022, due primarily to a 40.7% increase in revenues from car rentals, and a 190.7% increase in revenues from food and beverage. The sum of aeronautical and non-aeronautical revenues increased by 29.4% from Ps.153,232 thousand in 2021 to Ps. 198,289 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.9% from Ps.382.8 in 2021 to Ps. 397.7 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Torreón airport, aeronautical revenues increased by 32.0% from Ps.175,268 thousand in 2021 to Ps. 231,357 thousand in 2022, due primarily to a 39.8% increase in domestic passenger charges, as a result of a 27.6% increase in domestic passenger traffic and a 12.1% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 3.0% from Ps.24,450 thousand in 2021 to Ps. 25,193 thousand in 2022, due primarily to a 36.6% increase in revenues from car rentals, a 77.1% increase in revenues from food and beverage and a 41.6% increase in revenues from retail operations. The sum of aeronautical and non-aeronautical revenues increased by 28.5% from Ps.199,718 thousand in 2021 to Ps. 256,550 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.6% from Ps.362.9 in 2021 to Ps. 375.8 thousand in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Zacatecas airport, aeronautical revenues increased by 23.9% from Ps.132,427 thousand in 2021 to Ps. 164,052 thousand in 2022, due primarily to a 22.9% increase in domestic passenger charges, as a result of a 12.6% increase in domestic passenger traffic and a 7.5% increase in the tariff for domestic passenger charges. Non-aeronautical revenues decreased by 9.2% from Ps.14,996 thousand in 2021 to Ps. 13,616 thousand in 2022, due primarily to 59.8% decrease in revenues from leases. The sum of aeronautical and non-aeronautical revenues increased by 20.5% from Ps.147,423 thousand in 2021 to Ps. 177,668 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit at the Zacatecas airport increased by 4.5% from Ps.391.2 in 2021 to Ps. 408.9 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 40.9% from Ps.403,208 thousand in 2021 to Ps. 568,204 thousand in 2022, due primarily to a 43.4% increase in domestic passenger charges, as a result of a 34.3% increase in domestic passenger traffic and a 13.9% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 8.7% from Ps.36,148 thousand in 2021 to Ps. 39,276 thousand in 2022, due primarily to a 60.1% increase in revenues from car rentals. The sum of aeronautical and non-aeronautical revenues increased by 38.3% from Ps.439,356 thousand in 2021 to Ps. 607,480 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.7% from Ps.280.0 in 2021 to Ps. 293.1 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Reynosa airport, aeronautical revenues increased by 25.0% from Ps.119,950 thousand in 2021 to Ps. 149,878 thousand in 2022, due primarily to a 25.6% increase in domestic passenger charges, as a result of a 22.6% increase in domestic passenger traffic and a 15.0% increase in the tariff for domestic passenger charges. Non-aeronautical revenues decreased by 11.0% from Ps.12,133 thousand in 2021 to Ps. 10,796 thousand in 2022, due primarily to an 11.8% decrease in revenue from other services. The sum of aeronautical and non-aeronautical revenues increased by 21.6% from Ps.132,083 thousand in 2021 to Ps. 160,674 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 0.6% from Ps.303.6 in 2021 to Ps. 305.3 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

Hotels

At our Terminal 2 NH Collection Hotel, total revenues increased by 39.7% from Ps.171,005 thousand in 2021 to Ps. 238,845 thousand in 2022, due primarily to an increase in the annual average occupancy rate from 63.8% in 2021 to 77.9% in 2022 and a 16.9% increase in the average rates per room in 2022. The revenues of the Terminal 2 NH Collection Hotel are mainly dependent on passenger traffic traveling to and from the Mexico City International Airport.

At our Hilton Garden Inn Hotel at the Monterrey airport, total revenues increased by 79.2% from Ps.52,483 thousand in 2021 to Ps. 94,067 thousand in 2022, due primarily to an increase in the annual average occupancy rate from 46.1% in 2021 to 71.8% in 2022. The revenues of the Hilton Garden Inn Hotel are dependent on passenger traffic traveling to and from the Monterrey international airport.

Industrial Park

At our OMA-VYNMSA Aero Industrial Park, total revenues increased by 19.9% from Ps.68,294 thousand in 2021 to Ps. 81,863 thousand in 2022, due primarily to an increase in the number of leased commercial warehouses.

Operating Results

Cost of Services

Our cost of services increased by 18.1% from Ps.782,107 thousand in 2021 to Ps. 923,638 thousand in 2022, mainly as a result of a 22.7% increase in wages and salaries, and a 14.9% increase in utilities. Additionally, our cost of hotel services increased 58.8% as a result of an increase in operations in both hotels during 2022. As a percentage of the sum of aeronautical and non-aeronautical revenues, cost of services decreased from 11.3% in 2021 to 9.9% in 2022.

Major maintenance provision

Our major maintenance provision decreased from Ps.512,653 thousand in 2021 to Ps. 472,077 thousand in 2022, due primarily to inflationary updates applied to expected major maintenance works based on the Mexican producer price index (excluding oil).

Administrative Expenses

Our administrative expenses increased by 13.8% from Ps.586,542 thousand in 2021 to Ps. 667,600 thousand in 2022, due primarily to an increase in payroll expenses as a result of changes to Mexican labor regulations in Mexico during 2021.

Technical Assistance Fee

Our technical assistance fee, which is paid in U.S. dollars, increased by 33.0% from Ps.133,558 thousand in 2021 to Ps. 177,667 thousand in 2022, as a result of an increase in EBITDA, which is the base for its calculation.

Concession Tax

Our concession tax increased by 34.0% from Ps.319,906 thousand in 2021 to Ps. 428,717 thousand in 2022, as a result of the increase in aeronautical and non-aeronautical revenues.

Depreciation and Amortization

Our depreciation and amortization increased 13.1% from Ps.487,230 thousand in 2021 to Ps. 551,200 thousand in 2022, due primarily to an increase in the investment to improve our concessioned assets during 2021.

Income from Operations

On a consolidated basis, our operating income increased by 47.5% from Ps.4,110,389 thousand in 2021 to Ps. 6,064,486 thousand in 2022, due primarily to a 36.9% increase in total revenue. Our operating margin increased from 47.1% in 2021 to 50.8% in 2022, and considering only the sum of our aeronautical and non-aeronautical revenues, our operating margin increased from 59.3% in 2021 to 65.3% in 2022.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “Item 5. Operating and Financial Review and Prospects—Operating Results—Solidarity Fees.” In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2022 were the Monterrey airport (Ps. 1,337,766 thousand), the Culiacán airport (Ps. 284,812 thousand), the Ciudad Juárez airport (Ps. 212,342 thousand), the Chihuahua airport (Ps. 210,624 thousand), the Mazatlán airport (Ps. 182,543 thousand), and the Acapulco airport (Ps. 182,543 thousand).

Metropolitan Destination

Operating income for the Monterrey airport increased by 164.9% from Ps.505,076 thousand in 2021 to Ps. 1,337,765 thousand in 2022, due primarily to an increase of 31.5% in aeronautical and non-aeronautical revenues, which was partially offset by a17.8% increase in operating costs. This increase is mainly driven by the increase in administrative costs and expenses from Ps.391,081 thousand in 2021 to Ps.500,689 thousand in 2022, principally as a result of the increase in concession taxes due to higher revenues, and an increase in payroll.

Tourist Destinations

Operating income for the Acapulco airport increased by 157.0% from Ps.41,484 thousand in 2021 to Ps. 106,615 thousand in 2022, due primarily to an increase of 36.5% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 22.0% in operating costs, mainly due to the increase in administrative costs and expenses from Ps.72,553 thousand in 2021 to Ps.87,805 thousand in 2022, principally as a result of the increase in payroll from Ps.17,472 in 2021 to Ps.28,744 in 2022.

Operating income for the Mazatlán airport increased by 220.0% from Ps.57,049 thousand in 2021 to Ps. 182,543 thousand in 2022, due primarily to an increase of 46.0% in aeronautical and non-aeronautical revenues, which was offset by an increase of 39.3% in operating costs, mainly due to the increase in major maintenance provisions from Ps. 21,456 thousand in 2021 to Ps. 38,302 thousand in 2022, which was driven by an increase in maintenance works.

Operating income for the Zihuatanejo airport increased by 220.6% from Ps. 26,664 thousand in 2021 to Ps. 85,484 thousand in 2022, due primarily to an increase of 53.7% in aeronautical and non-aeronautical revenues and a decrease of 1.9% in operating costs, mainly due to the decrease in major maintenance provision from Ps. 28,325 thousand in 2021 to Ps. 23,033 thousand in 2022, which was driven by a decrease in maintenance requirements.

Regional Destinations

Operating income for the Chihuahua airport increased by 165.7% from Ps.79,271 thousand in 2021 to Ps. 210,624 thousand in 2022, due primarily to an increase of 29.1% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 11.0% in operating costs, mainly due to the increase in solidarity fees from Ps.184,429 thousand in 2021 to Ps.240,789 thousand in 2022, which was driven by the increase in aeronautical and non-aeronautical revenues.

Operating income for the Culiacán airport increased by 160.9% from Ps.109,180 thousand in 2021 to Ps. 284,813 thousand in 2022, due primarily to an increase of 30.2% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 8.4% in operating costs mainly due to the increase in costs and administrative expenses from Ps.89,764 thousand in 2021 to Ps.103,844 thousand in 2022, principally as a result of the increase in the concession taxes due to higher revenues and an increase in payroll.

Operating income for the Durango airport increased by 106.1% from Ps.31,170 thousand in 2021 to Ps. 64,229 thousand in 2022, due primarily to an increase of 12.8% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 25.7% in operating costs, which was mainly driven by the increase in major maintenance provision from Ps. 28,509 thousand in 2021 to Ps. 38,244 thousand in 2022, which was driven by an increase in maintenance works.

Operating income for the San Luis Potosí airport increased by 183.0% from Ps.35,288 thousand in 2021 to Ps. 99,870 thousand in 2022, due primarily to an increase of 24.7% in aeronautical and non-aeronautical revenues, and a decrease of 7.3% in operating costs, which was mainly driven by the decrease in solidarity fees from Ps.73,275 thousand in 2021 to Ps.60,727 thousand in 2022, principally as a result of an update in the fees’ calculation method.

Operating income for the Tampico airport increased by 217.8% from Ps.21,775 thousand in 2021 to Ps. 69,211 thousand in 2022, due primarily to an increase of 29.4% in aeronautical and non-aeronautical revenues, and a decrease of 20.8% in operating costs, mainly driven by the decrease in solidarity fees from Ps.38,191 thousand in 2021 to Ps. 25,774 thousand in 2022, principally as a result of an update in the fees’ calculation method.

Operating income for the Torreón airport increased by 171.8% from Ps.32,917 thousand in 2021 to Ps. 89,481 thousand in 2022, due primarily to an increase of 28.5% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 13.6% in operating costs mainly due to the increase in administrative costs and expenses from Ps.40,934 thousand in 2021 to Ps.51,652 thousand in 2022, which was driven by an increase in payroll from Ps.9,357 in 2021 to Ps.18,616 in 2022.

Operating income for the Zacatecas airport increased by 194.0% from Ps.21,138 thousand in 2021 to Ps. 62,141 thousand in 2022, due primarily to an increase of 20.5% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 25.2% in operating costs mainly due to the increase in costs and administrative expenses from Ps.42,259 thousand in 2021 to Ps.47,795 thousand in 2022, principally as a result of an increase in payroll from Ps.11,764 in 2021 to Ps.19,135 in 2022.

Border Destinations

Operating income for the Ciudad Juárez airport increased by 186.5% from Ps.74,111 thousand in 2021 to Ps. 212,341 thousand in 2022, due primarily to an increase of 38.3% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 23.2% in operating costs mainly due to the increase in in costs and administrative expenses from Ps.58,913 thousand in 2021 to Ps.94,156 thousand in 2022, which was driven by the increase in concession tax due to an increase in revenues and in payroll from Ps.12,574 to Ps.23,875.

Operating income for the Reynosa airport increased by 129.8% from Ps.24,219 thousand in 2021 to Ps. 55,666 thousand in 2022, due primarily to an increase of 21.6% in aeronautical and non-aeronautical revenues, and a decrease of 0.1% in operating costs mainly due to the decrease in solidarity fees from Ps.31,355 thousand in 2021 to Ps. 15,477 thousand in 2022, as a result of an update in the fees’ calculation method.

Hotels

Terminal 2 NH Collection Hotel had an operating income of Ps.35,708 thousand in 2021, compared to an operating income of Ps. 66,885 thousand in 2022 due primarily to an increase in revenues.

Hilton Garden Inn Hotel had an operating income of Ps.5,789 thousand in 2021, compared to an operating income of Ps. 24,653 thousand in 2022 due primarily to an increase in revenues.

Industrial Park

Operating income for our OMA-VYNMSA Industrial Park increased from Ps.31,222 thousand in 2021 to Ps. 41,608 thousand in 2022 which reflected an increase in revenues.

Exchange Gain (Loss)

We had a net exchange loss in 2022 of Ps. 8,871 thousand, as compared to a gain of Ps. 112,617 thousand in 2021 due primarily to the appreciation of the Mexican peso in relation to the U.S. dollar on our U.S. dollar cash balances in 2022 compared to the depreciation of the Mexican peso in 2021 . The exchange rate used to convert our dollar-denominated liabilities from pesos to U.S. dollars was Ps. 19.50 to U.S.$1.00 as of December 31, 2022 and Ps.20.51 to U.S.$1.00 as of December 31, 2021. Our cash balance denominated in U.S. dollar was U.S.21,666 thousand on December 31, 2021 and U.S. 7,414 thousand on December 31, 2022.

Net Interest Expense

Our net interest expense increased by 97.0% from Ps.387,197 thousand in 2021 to Ps. 762,790 thousand in 2022, as a result of a higher interest expense due to additional debt issued during 2022.

Income Taxes

We recorded an income tax expense of Ps. 1,375,520 thousand in 2022, as compared to Ps.972,179 thousand in 2021, due primarily to an increase in revenues that resulted in a higher taxable income.

Our current income tax was Ps. 1,653,920 thousand in 2022, as compared to Ps. 1,217,748 thousand in 2021, as a result of increased revenues.

Our effective tax rate was 25.3% in 2021 and 26.0% in 2022. The effective tax rates in 2021 and 2022 differed from the statutory rate of 30%, as a result of the permanent differences related primarily to inflationary effects for tax purposes.

Net Income and Comprehensive Income

Our net income increased by 36.8% from Ps.2,863,630 thousand in 2021 to Ps. 3,917,305 thousand in 2022. Comprehensive income attributable to the controlling interest increased by 36.9% from Ps.2,860,262 thousand in 2021 to Ps. 3,915,848 thousand in 2022. Earnings per share were Ps. 10.1017 and earnings per ADS were Ps. 80.8135 in 2022.

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

Revenues from construction services in 2021 were Ps. 1,788,903 thousand, an increase of 42.7% from Ps.1,253,869 thousand recognized in 2020, primarily as a result of the improvements in concessioned assets, principally in the Monterrey, Ciudad Juárez, Tampico and Zihuatanejo airports.

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

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 85.5% from Ps.1,278,255 thousand in 2020 to Ps.2,371,178 thousand in 2021, due primarily to a 74.0% increase in domestic passenger charges, as a result of a 55.4% increase in domestic passenger traffic and a 9.5% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 15.1% from Ps. 479,322 thousand in 2020 to Ps.551,744 thousand in 2021, due primarily to a 44.2% increase in OMA Carga, a 42.3% increase in food and beverage and a 33.6% increase in revenue from car rentals. The sum of aeronautical and non-aeronautical revenues increased by 66.3% from Ps. 1,757,577 thousand in 2020 to Ps.2,922,922 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 1.9% from Ps.320.5 in 2020 to Ps.326.7 in 2021, principally due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

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

At the Mazatlán airport, aeronautical revenues increased by 50.1% from Ps.211,184 thousand in 2020 to Ps.317,004 thousand in 2021, due primarily to a 94.0% increase in domestic passenger charges, as a result of a 65.1% increase in domestic passenger traffic and a 9.3% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 23.9% from Ps.37,431 thousand in 2020 to Ps.46,368 thousand in 2021, due primarily to a 45.6% increase in revenues from car rentals, a 51.7% increase in revenues from time-share developers, and a 43.9% increase in revenues from food and beverage. The sum of aeronautical and non-aeronautical revenues increased by 46.2% from Ps.248,615 thousand in 2020 to Ps.363,372 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit decreased by 0.6% from Ps.323.7 in 2020 to Ps.321.9 in 2021, due to an increase in passenger traffic.

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

At the Durango airport, aeronautical revenues increased by 95.4% from Ps.79,515 thousand in 2020 to Ps.155,408 thousand in 2021, due primarily to a 134.2% increase in domestic passenger charges, as a result of a 62.6% increase in domestic passenger traffic and a 9.3% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increase by 31.2% from Ps.11,083 thousand in 2020 to Ps.14,536 thousand in 2021, due primarily to a 373.1% increase in revenues from leasing of spaces, and a 25.0% increase in revenues from car rentals. The sum of aeronautical and non-aeronautical revenues increased by 87.6% from Ps.90,598 thousand in 2020 to Ps.169,944 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 14.3% from Ps.332.1 in 2020 to Ps.379.5 in 2021, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

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

At the Torreón airport, aeronautical revenues increased by 84.7% from Ps.94,892 thousand in 2020 to Ps.175,268 thousand in 2021, due primarily to a 91.7% increase in domestic passenger charges, as a result of a 61.7% increase in domestic passenger traffic and a 9.3% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 40.3% from Ps.17,425 thousand in 2020 to Ps.24,450 thousand in 2021, due primarily to a 121.9% increase in revenues from leasing of spaces, a 19.3% increase in revenue from car rentals and a 46.1% increase in revenues from retail operations. The sum of aeronautical and non-aeronautical revenues increased by 77.8% from Ps.112,317 thousand in 2020 to Ps.199,718 thousand in 2021. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 6.2% from Ps.341.8 in 2020 to Ps.362.9 in 2021, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

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

In November 2020, we received approval from the Ministry of Infrastructure, Communications and Transportation, through the AFAC, of the Master Development Program for each of our thirteen airports, corresponding to the 2021-2025 period. Total investments approved amount to Ps.15,757,214 thousand in pesos as of December 31, 2022. As a result, in our opinion, our cash flows from operations are sufficient for our present operating obligations; however, we may, from time to time, have to incur in additional debt to finance our investment expenditures pursuant to our Master Development Program obligations, as well as other strategic investment expenditures. As of the date of this report, we have been able to timely service our debt and other obligations, without having to take advantage of any available payment deferrals, forbearance periods, or other concessions. For a discussion on our Master Development Program obligations, see “Item 4. Information on the Company—Master Development Programs and Capital Expenditures—Revenue Regulation.”

Pursuant to our Master Development Programs, in 2023 through 2025, we anticipate investing Ps. 10,537,956 thousand as follows:

Expected Investments Under Master Development Programs by Category for 2023 to 2025

	For the Year Ended December 31,
				Total
	2023	2024	2025	2023 - 2025

Terminal capacity expansions and quality projects	788,760	1,807,983	1,800,818	4,397,561
Runways and aprons	617,502	355,973	169,374	1,142,849
Machinery and equipment	974,604	199,776	272,552	1,446,932
Security, Safety and Information Technology Equipment	951,718	452,113	102,070	1,505,901
Operational Infrastructure Expansion	551,026	262,311	392,465	1,205,802
Projects to meet ICAO directives	169,970	12,844	11,896	194,710
Other	543,495	51,361	49,345	644,201
Total	4,597,075	3,142,361	2,798,520	10,537,956

Our committed investments pursuant to our Master Development Programs for 2023 amount to Ps. 4,597,075 thousand. Our committed investment for 2023 includes investments for additional capacity and equipment, among others. See “Item 4. Information on the Company—Master Development Programs and Capital Expenditures.”

Cash Flows

Our treasury monitors cash flows on a daily, monthly and annual basis to plan and determine the management, sources and uses of resources, as well as to meet our capital and debt service obligations at all times, and to improve our working capital and capital structure.

As of December 31, 2020, 2021 and 2022, we had Ps.2,958,804 thousand, Ps.5,987,164 thousand and Ps.3,336,420, respectively, of cash and cash equivalents, of which 53.0%, 7.4% and 4.3% respectively, was denominated in U.S. dollars. We invested these resources in financial instruments in accordance with our investment policy.

In 2022, we generated Ps. 4,985,336 thousand in cash flows from operating activities, mainly due to an income before income taxes of Ps.5,292,825 thousand, reduced mainly by Ps. 1,721,967 thousand of income taxes paid, Ps.397,963 thousand of major maintenance expenditures, and Ps. 215,713 thousand of advances to contractors. Our cash flow used in investing activities was Ps. 2,754,759 thousand, mainly with respect to investments in our concessions, and our cash flow used in financing activities was Ps. 4,875,774 thousand, of which Ps. 6,615,798 thousand were used for dividend payments, and Ps. 2,700,000 thousand for the amortization of bank debt, both of which were offset by cash flows received from issued debt amounting to Ps.4,000,000 thousand and Ps.1,200,000 thousand from short-term borrowings. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs.

In 2021, we generated Ps.4,446,844 thousand in cash flows from operating activities of which Ps.5,137,098 thousand was directly from operating activities and was offset mainly by Ps.491,542 thousand of income tax paid, Ps.203,042 thousand of major maintenance expenses and Ps.252,673 thousand of net trade accounts receivable. Our cash flow used in investing activities was Ps.1,794,891 thousand, mainly with respect to investments in our concessions, and our cash flow used in financing activities was Ps.292,269 thousand, of which Ps.3,500,000 thousand were from issued debt and Ps.2,700,000 thousand from short-term borrowings, both of which were offset by the use of Ps.3,000,000 thousand for the amortization of debt, the use of Ps.1,979,790 thousand for dividend payment and the use of Ps.474,852 thousand for share repurchases.

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

In December 2022, we obtained short-term loans with (i) Banco Nacional de México, S.A., for a principal amount of Ps.200,000 thousand at a variable rate of 28-day TIIE plus 100 basis points, (ii) with HSBC México, S.A., for a principal amount of Ps.600,000 thousand at a variable rate of 91-day TIIE plus 60 basis points, and (iii) with Banco Santander México, S.A., for a principal amount of Ps.200,000 thousand at a variable rate of 28-day TIIE plus 140 basis points, all of which were prepaid on March 10,2023. Proceeds were used to capitalize the group’s subsidiaries, for working capital purposes and to increase the company’s liquidity.

As of April 21, 2023, we had unused non-committed, lines of credit available for short-term issuances totaling Ps.2,400,000 thousand.

Long-Term Indebtedness

We, through seven of our airports, maintained lines of credit with Private Export Funding Corporation (backed by Ex-Im Bank) for U.S.$20.4 million, pursuant to agreements dated October 15, 2010 and October 14, 2011, maturing on December 21, 2021. As of December 31, 2022, the balance of credit was zero. These lines of credit were guaranteed by checked-baggage inspection equipment acquired by the airports. The interest rate was three-month LIBOR plus 125 basis points.

On March 26, 2013, we issued Ps.1,500,000 thousand in 10-year peso-denominated notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered in 2011 (the “2011 Indenture”). Interest payments are made on a semiannual basis at a fixed annual interest rate of 6.47%. The principal amount will be repaid at maturity on March 14, 2023. The Acapulco, Ciudad Juárez, Culiacán, Chihuahua, Mazatlán, Monterrey, Tampico, Torreón and Zihuatanejo airports act as guarantors under these notes. The net proceeds from the placement were used to prepay existing debt and were used to fund committed investments under the Master Development Programs for our 13 airports, as well as for strategic investments. On March 14, 2023, the notes issued under the 2011 indenture were paid in full.

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

On April 16, 2021, OMA issued Ps.1,000,000 thousand in five-year green notes (certificados bursátiles verdes) that were registered with the Mexican National Registry of Securities and trade on the Mexican market (“the Green Notes”) pursuant to an indenture into which we entered on that date (the “2021 Green Variable Rate Notes Indenture”). Interest payments are made every 28 days at a variable annual interest rate of TIIE 28 + 0.75%. The principal amount will be repaid at maturity on April 10, 2026. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance is to finance green investments pursuant to our Master Development Programs for 2021-2025. The current ratings of the notes are Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings.

●

As part of the issuance process of the green notes, in March, 2021, OMA created a Green Bond Framework (the “Framework”), in order to meet the commitments therein and finance projects that will deliver environmental benefits to support the Company’s business strategy and vision. Under the Framework, the Company can issue bonds, where proceeds are used to finance eligible green projects, as defined therein. The Framework is in accordance with the International Capital Market Association (“ICMA”) Green Bond Principles (GBP) 2018 and also describes the manner in which a green bond issued by the Company supports and contributes towards meeting the United Nations Sustainable Development Goals.

●

The majority of resources from the green bond are focused on renewable energy and energy efficiency projects, particularly on the implementation of solar power throughout our airports, as well as other projects that reduce energy consumption. In order to assure proper implementation, OMA has established a Green Bond Working Group, that is responsible for the review and selection of projects that will qualify as eligible green projects. This group is chaired by the Chief Executive Officer of the Company and meets on a semi-annual basis. Finally, the Company appointed Sustainalytics to provide an external review on the Framework, which issued its opinion on March 16, 2021. Sustainalytics opined that the Framework is credible and impactful and aligns with the four core components of the ICMA Green Bond Principles (GBP) 2018. For more information about the framework and Sustainalytics’ independent party opinion, visit OMA’s Investor Relations website at http://ir.oma.aero.

On April 16, 2021, OMA issued Ps.2,500,000 thousand in seven-year notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the 2021 Fixed Rate Notes Indenture). Interest payments are made on a semiannual basis at a fixed annual interest rate of 7.83%. The principal amount will be repaid at maturity on April 7, 2028. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance was to extend the maturity profile of debt by prepaying the Ps.3,000,000 thousand in fixed-rate notes issued under the 2014 Indenture. The notes received ratings of Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the moment of the issuance.

The principal covenants and the events of default under the 2021 Green Variable Rate Notes Indenture and the 2021 Fixed Rate Notes Indenture are described below:

●	We will preserve our legal existence and that of our guarantors and will maintain an ongoing business.
●

We will do what is necessary to ensure that our obligations under the notes constitute our direct and unsecured obligations and that they have the same priority of payment, in the case of bankruptcy, as the rest of its direct and unsecured obligations, except for priorities established by the operation of law.

●

We cannot merge, divide, dissolve or liquidate, nor can we permit any of our guarantors to merge, divide, dissolve or liquidate, except for (i) mergers in which we or the subsidiary, as the case may be, is the surviving company, and (ii) mergers in which the entity created by the merger assumes our obligations.

●

We and the guarantors cannot sell or otherwise dispose of assets, except for (i) sales in the ordinary course of business, (ii) sales agreed upon prior to the issuance of the notes, or (iii) sales that would not cause a material adverse effect on the Issuer or the guarantors.

●

We cannot incur nor permit our subsidiaries to incur any lien, except (i) if they are permitted liens or (ii) if, concurrently with the creation of any lien, we guarantee our obligations under the notes in at least the same manner.

●	We cannot pay dividends if an Event of Default has occurred and is continuing.

Events of Default

●	If we do not pay interest within 3 business days following a payment date.
●	If we or any guarantor are declared to be in bankruptcy or if we or any of our subsidiaries admit in writing to our inability to pay our debts by maturity.
●	If we or any of the guarantors reject, question or dispute the validity or enforceability of the notes.

●

If we disclose financial, accounting or legal information to the public that is incorrect or false in any important respect, and such information is not corrected within 10 business days from the date on which any responsible officer had knowledge of such a situation.

●

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

●

If we or the guarantors do not make a payment on a payment date of principal or interest of any important debt or if an event of default is declared with respect to any important debt that obligates us or our subsidiaries to pay an amount greater than U.S.$20.0 million or its equivalent in any other currency before such debt’s scheduled maturity.

●

If we or the guarantors breach any of the obligations incurred with the issuance of notes, with the understanding that it is considered a breach of the obligations if not remedied within 30 calendar days of the date on which we receive a notification from the common representative of the holders in which the breach of obligation is specified.

●

If any definitive judicial resolution is issued against us or the guarantors that, individually or together with any other definitive judicial resolution exceeds the amount of U.S.$20.0 million or its equivalent in other currencies, and said amount was not paid or guaranteed within 30 calendar days.

On March 31, 2022, OMA issued Ps.1,700,000 thousand in five-year sustainability-linked notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the “2022 Sustainability-Linked Variable-Rate Notes Indenture”). Interest payments are made every 28 days at a variable annual interest rate of 28-day TIIE plus 14 basis points. The principal amount will be repaid at maturity on March 25, 2027. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance was to partially prepay the Ps.2,700,000 thousand outstanding on our short-term loans. The notes received ratings of Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the moment of the issuance.

On March 31, 2022, OMA issued Ps.2,300,000 thousand in seven-year sustainability-linked notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an Indenture into which we entered on that date (the 2022 Sustainability-Linked Fixed-Rate Notes Indenture). Interest payments are made on a semiannual basis at a fixed annual interest rate of 9.35%. The principal amount will be repaid at maturity on March 22, 2029. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance was to partially prepay the Ps.2,700,000 thousand outstanding on our short-term loans., fund our committed investments pursuant to our Master Development Program and for other corporate purposes. The notes received ratings of Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the moment of the issuance. The principal covenants and the events of default under the indenture pursuant to which these notes (and the 2022 Sustainable-Linked Variable Rate Notes Indenture) were issued are substantially similar to those under the 2021 Indenture.

●

As part of the issuance process of the sustainability-linked notes, in March, 2022, OMA created a Sustainability-Linked Framework (the “Sustainability-Linked Framework”), which complements the existing Green Financing Framework and is intended to demonstrate our commitment to sustainability by linking our sustainability performance to our corporate and financial strategy. The Framework is aligned with the ICMA Sustainability-Linked Bond Principles (SLBP) 2020 and also describes the manner in which a sustainability-linked bond issued by the Company supports and contributes towards meeting United Nations Sustainable Development Goals. S&P Global issued a Second Party opinion on OMA’s Sustainability Linked Framework on March 7, 2022. For more information about the framework and S&P Global’s independent party opinion, visit OMA’s Investor Relations website at http://ir.oma.aero.

●

We established as Key Performance Indicator (“KPI”) the Scope 1 and 2 in CO2 equivalent per passenger, which measures the percentage decrease of Kilograms of CO2 equivalent on a per passenger basis (“KgCO2e/PAX”), and established as Sustainability Performance Target (“SPT”) the reduction of total scope 1 and 2 emissions measured as KgCO2e/PAX by 58% by December 31, 2025, as compared to 2018. Compliance of the SPT will be verified by an external verifier, and in the case of non-compliance at the established date, a 25-basis point step-up to the interest rate after the review date will be applied until maturity.

●

In addition, through the Sustainability-Linked Framework, we are committed to obtaining the Airport Carbon Accreditation (“ACA”) Level 2 for the Monterrey, Culiacán, Ciudad Juárez, Chihuahua, and Mazatlán airports by 2025.

On March 10, 2023, OMA issued Ps.640,000 thousand in 3.4-year sustainability-linked notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an Indenture into which we entered on that date (the 2023 Sustainability-Linked Variable-Rate Notes Indenture). Interest payments are made every 28 days at a variable annual interest rate of 28-day TIIE plus 22 basis points . The principal amount will be repaid at maturity on July 24, 2026. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance was to partially prepay the Ps.1,200,000 thousand principal amount outstanding under our short-term loans. The notes received ratings of Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the moment of the issuance. The issuance is based on the Sustainability-Linked Framework issued in March 2022, and in the event sustainability objectives are not met by 2025, an additional 0.2% of the principal amount of the notes outstanding will be applied at maturity.

On March 10, 2023, OMA issued Ps.2,560,000 thousand in 7-year sustainability-linked notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an Indenture into which we entered on that date (the 2023 Sustainability-Linked Fixed-Rate Notes Indenture). Interest payments are made on a semiannual basis at a fixed annual interest rate of 10.26%. The principal amount will be repaid at maturity on March 1, 2030. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes . The purpose of the issuance was to partially prepay the Ps.1,200,000 thousand principal amount outstanding under our short-term loans and for other corporate purposes. The notes received ratings of Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the time of issuance. The issuance is based on the Sustainability-Linked Framework issued in March 2022, and in the event the sustainability objectives are not met, a 25-basis point step-up to the interest rate after such review date will be applied until maturity. The principal covenants and the events of default under the indenture pursuant to which these notes (and the respective 2023 Sustainable-Linked Variable Rate Notes Indenture) were issued are substantially similar to those under the 2021 Indenture.

As of the date of this annual report, we are in compliance with these covenants, and no event of default has occurred or is continuing.We did not access revolving lines of credit or raise capital in the public or private markets to address any liquidity needs as a result of the COVID-19 pandemic.

Total Indebtedness

The following table sets forth our total indebtedness at the closing of each of the periods indicated:

As of December 31,	Indebtedness
		(in thousands of pesos)
2020	Ps.	4,510,388
2021	Ps.	4,996,622
2022	Ps.	8,984,336

Derivative Financial Instruments

As of December 31, 2022, we were not party to and did not hold any financial derivative instrument.

Other Restrictions

As of December 31, 2022, restrictions imposed by debt instruments did not have any impact on our ability to fulfill our capital and cash obligations.

Principal Treasury Policies and Procedures

The operation of the treasury department is based on various policies, with which we were in compliance as of December 31, 2022. The most significant policies currently in effect are as follows:

●

Investments in Financial Instruments. The Company shall invest its cash balance in a secure and diversified portfolio, including investments of varying terms and with multiple financial institutions, in accordance with the following:

●	The Company shall invest in instruments with a minimum credit rating of MxAA in Mexico or its equivalent from a recognized rating agency.
●	The investment period shall never exceed 180 days.
●	No more than 50% of consolidated cash shall be invested in a single financial institution.
●

The financial institution with which the investment is made shall be recognized in the Mexican market and registered with the CNBV and shall have had positive earnings for the past three years and a minimum credit rating of MxA in Mexico or its equivalent from a recognized rating agency.

●

Investments in Foreign Financial Instruments. The Company shall invest its cash balance in U.S. dollars in a secure and diversified portfolio, including investments of varying terms and with multiple financial institutions, in accordance with the following:

●

Company shall invest in financial institutions recognized by the laws under the regulation of the United States, and by the Federal Reserve (FED), a minimum shareholders’ equity of U.S.$500 million, a minimum unsecured credit rating of A2 (Global rating) by Moody’s or A (global rating) by Standard and Poor’s.

●

The Company shall invest in instruments like certificates of deposit, checkbook deposits, checking accounts or money market funds with the highest credit rating from Moody’s or Standard and Poor’s through an investment account of the Foreign Financial Institution Authorized.

●	The investment period shall never exceed 90 days.
●	Indebtedness. The Company shall comply with any debt restrictions established in its debt agreements or in related parties debt agreements that include any restriction on the Company’s debt level.
●

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

●

Related-Party Transactions. Related-party transactions shall be entered into on market terms in accordance with the opinion of an external expert. Related-party transactions that exceed Ps.1,500 thousand in a single transaction or Ps.10,000 thousand in a series of transactions shall be authorized by the Board of Directors.

●

Loans Between Affiliates. Loans between affiliates shall only be vertical (from the holding company to its subsidiaries and from a subsidiary to the holding company) and never horizontal (between subsidiaries). Such loans shall be made at market rates and within the parameters established in annual price and transfer studies.

●

Payment to Service Providers. Payment to service providers shall be made within 30 calendar days after the date of receipt of the bill; provided that there may be special cases in which this period is shortened or lengthened.

●

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

Capital Management Policy

We have developed a Capital Management Policy aimed at reaching and maintaining a solid capital base, which allows us to achieve our growth objectives, comply with our investment commitments and provide confidence to our stakeholders. Based on such policy, we seek to:

●	Reduce our weighted average cost of capital by pursuing an optimal combination of debt and equity.

●	Maintain a credit rating of at least AA- on national scale or its equivalent.
●	Maintain adequate and sufficient liquidity levels that allow us to comply with our operating and investments needs.

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

The following table details our actual expenditures made during 2020, 2021 and 2022 and their classification in our consolidated financial statements for such periods:

	For the Year Ended December 31,
	2020	2021	2022

	(in thousands of pesos)
Capital expenditures pursuant to master development programs	1,253,869	1,788,903	2,649,423
Other capital expenditures	147,614	121,638	237,864
Total capital expenditures	1,401,483	1,910,541	2,887,287
Expenditures made for major maintenance(1)	103,704	203,042	397,963
Other expenditures pursuant to master development programs	1,050	3,595	5,533
Expenditures pursuant to master development programs and other capital expenditures(2)	1,506,237	2,117,178	3,290,783
(1)	Amounts represent cash outlays for major maintenance, which are provisioned in our major maintenance provision.
(2)

The amounts disclosed in this table refer to increases in our investments in capital assets and represent both actual cash expenditures and capital additions, which are included in our accounts payable as of the end of each period, as the cash required for the capital additions has not yet been expended.

In 2020, 2021, 2022, we spent Ps.1,401,483 thousand, Ps.1,910,541 thousand and Ps.2,887,287 thousand, respectively, on capital expenditures, principally in connection with works to improve our terminal and operating infrastructure. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our short and long-term liquidity needs.

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

Share Repurchase Program

On July 7, 2020, our shareholders authorized an increase of the share purchase reserve to Ps.1,500 million and the use up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approved the 2020 results. On April 21, 2021, our shareholders authorized the use of an amount of up to Ps.1,500 million for the repurchase of Series B shares until the next annual shareholders’ meeting approved the 2021 results. On April 22, 2022, our shareholders authorized the establishment of the share purchase reserve of Ps.1,500 million and the use of up to such amount for the repurchase of Series B shares until the next annual shareholders’ meeting approved the 2022 results. On April 21, 2023, our shareholders authorized the establishment of the share purchase reserve of Ps.1,500 million and the use of up to such amount for the repurchase of Series B shares until the next annual shareholders’ meeting approves the 2023 results.

Our share repurchase program started in October 2007. The operation of our share repurchase program generates cash inflow and cash outflow depending on the nature of the transaction (buying or selling). For the year ended December 31, 2020 the share repurchase program resulted in a cash outflow of Ps.150,000 thousand, for the year ended December 31, 2021, the share repurchase program resulted in a cash outflow of Ps.474,852 thousand, and for the year ended December 31, 2022, the share repurchase program did not generate any cashflow. On December 31, 2020, 2021, and 2022 the number of repurchased shares in treasury amounted to 0, 3,942,131 and 3,942,131, respectively. At the Extraordinary Shareholders’ Meeting held on July 7, 2020, the shareholders approved the cancellation of 3,659,417 repurchased shares held in treasury.

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

At the shareholders’ meeting held on April 22, 2022, our shareholders approved the Annual Report for 2021 prepared by the Chief Executive Officer and the Audited Consolidated and Non-Consolidated Financial Statements for the year ended 2021; the Reports of the Presidents of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee; the reelection of the members of the Board of Directors and its Committees; the application of results of the Company, as well as Ps.1,500 million for the share repurchase reserve and the use of up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approved the 2022 results.

At the shareholders’ meeting held on November 30, 2022, our shareholders approved and/or were notified of (i) the resignation submitted by Diego Quintana Kawage, Guadalupe Phillips Margain, Rodrigo Antonio Quintana Kawage, José Bernardo Casas Godoy, Próspero Antonio Ortega Castro and Christian Whamond as members of the Board of Directors, (ii) the appointment of Nicolas Notebaert, Olivier Mathieu and Rémi Maumon de Longevialle as members of the Board of Directors appointed by the Series “BB” shareholders, and (iii) the appointment of Pierre-Hugues Schmit, Eric Delobel and Emmanuelle Huon as new members of the Board of Directors by the shareholders of the Series “B” shares.

At the shareholders’ meeting held on April 21, 2023, our shareholders approved payment of a cash dividend of Ps.2,300 million, to be paid in two installments no later than June 30, 2023 and September 30, 2023, respectively; the Annual Report for 2022 prepared by the Chief Executive Officer and the Audited Consolidated and Non-Consolidated Financial Statements for the year ended 2022; the Reports of the Presidents of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee; the reelection of the members of the Board of Directors and its Committees, as well as the appointment of Alejandro Ortega Aguayo as Chairman of the Audit Committee in lieu of Martin Werner Wainfeld; the application of results of the Company, as well as Ps.1,500 million for the share repurchase reserve and the use of up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approves the 2023 results.

The following table lists the members of the Board of Directors effective on April 21, 2023, along with their titles, dates of appointment and ages:

Name	Title	Director Since	Age
Nicolas Notebaert*	Chairman and Director	November 30, 2022	53
Rémi Maumon de Longevialle*	Director	November 30, 2022	39
Olivier Mathieu*	Director	November 30, 2022	49
Pierre-Hugues Schmit	Director	November 30, 2022	45
Eric Delobel	Director	November 30, 2022	52
Emmanuelle Huon	Director	November 30, 2022	42
Ricardo Maldonado Yáñez	Independent Director	April 14, 2016	56
Martin Werner Wainfeld	Independent Director	April 23, 2018	59
Luis Solórzano Aizpuru	Independent Director	April 23, 2018	51
Alejandro Ortega Aguayo	Independent Director	July 7, 2020	52
Federico Patiño Márquez	Independent Director	July 7, 2020	69

*    Appointed by SETA

Nicolas Notebaert. Mr. Nicolas Notebaert is a member of the VINCI Group Executive Committee and serves as CEO of VINCI Concessions. Mr. Nicolas Notebaert oversees a network of transport infrastructures over 22 countries, including more than 65 airports and 30 road infrastructures and a number of railway projects. As President of VINCI Airports, Nicolas Notebaert holds leadership positions in prominent projects worldwide: board member of London Gatwick, Aeroportos de Portugal (ANA) and Kansai Airports (Japan), Chairman of the Board of Cambodia Airports. Mr. Nicolas Notebaert joined the VINCI Group in 2002 as Head of Operations for the French road concession Cofiroute, before being appointed Director of Business Development for VINCI Concessions France in 2004. In February 2008, he became President of VINCI Airports, and CEO of VINCI Concessions in 2016. Prior to joining the VINCI Group, he held various positions in the French Ministry of Public Works and served as a cabinet member of the French Minister for Transportation and Infrastructure. Nicolas Notebaert started his career in 1994 as a consultant to the World Bank. Nicolas Notebaert is a graduate of Ecole Polytechnique (X 89) and Ecole Nationale des Ponts et Chaussées (Ponts 94).

Rémi Maumon de Longevialle. Mr. Rémi Maumon de Longevialle is the current Chief Financial Officer of VINCI Airports. Since 2021, he is also monitoring VINCI Airports' involvement in Costa Rica. He began his career as a member of the PPP and Project Finance team at PWC in Paris for two years. He joined VINCI in 2012 as a Project Manager in the Structured Finance team of VINCI Concessions, where he participated in the structuring and negotiation of the financing of major infrastructure projects in Europe and Latin America (freeways, railroads and stadiums). In 2014, Mr. Rémi Maumon de Longevialle joined the Development team of VINCI Airports as Project Manager where, from 2015 to 2016, he successfully managed the bidding, closing and operational takeover of the Kansai airports in Japan. He was then appointed Project Manager in charge of the Middle East and Central Asia regions, where he managed several airport acquisition projects, until his appointment as Chief Financial Officer of VINCI Airports in 2018. Mr. Rémi Maumon de Longevialle is a graduate of the École Polytechnique and ENSAE and has also a Master of Public Affairs from Sciences-Po Paris.

Olivier Mathieu. Mr. Olivier Mathieu serves since 2012 as the Executive Vice President of VINCI Concessions. He began his career in 1995 as an adviser to the Chief Financial Officer of VINCI. He then successively became management controller at G+H Montage (VINCI Group – Germany), Chief Financial Officer of Sogea-Satom (Africa branch of VINCI Construction) and Chief Administrative and Financial Officer of VINCI Construction Filiales Internationales (Africa, Overseas France, Germany, Central Europe). Mr. Olivier Mathieu holds an MBA of the ESSEC.

Eric Delobel. Mr. Eric Delobel is the Chief Technical Officer of VINCI Airports since 2019 and a member of the VINCI Airports Executive Committee. Since 2021, Mr. Eric Delobel is also responsible for coordinating VINCI Concessions' Engineering Department (pavements and earthworks) and is in charge of VINCI Concessions' Hydrogen competence centre. Mr. Eric Delobel jointed VINCI in 2009 as Chief Executive Officer of the Granvia concession company in Slovakia where he was responsible for the funding, design, construction and operation of the 52-km R1-PR1bina expressway, which opened to traffic in October 2011. In 2012, Mr. Eric Delobel joined VINCI Airports as Deputy Managing Director of the future Grand Ouest airport, with responsibility for its implementation and the transfer from Nantes Atlantique. Between 2016 and 2019, Mr. Eric Delobel was Chief Executive Officer of Cambodia Airports, the concession company in charge of operation and development of the 3 international airports of Cambodia. In 2014, Mr. Eric Delobel was Managing Director for West Region in France for two years. Joining Quille (Bouygues Group) in 1995, Eric has held various positions in the area of project management before moving into real estate development for Bouygues Immobilier, Hammerson, then Foruminvest as Director of Programmes and Development, respectively. Mr. Eric Delobel is a graduate of the Ecole Spéciale des Travaux Publics (ESTP- TP94) and the Institut de l’Administration des Entreprises (IAE-CAAE 96).

Pierre-Hugues Schmit. Mr. Pierre-Hugues Schmit joined VINCI Airports in June 2017 where he supervises the airport business expertise on air service development, extra aeronautical activities and airport operations. In 2014, along with three partners he founded La Compagnie, a scheduled airline based in Paris delivering business class services to New York. From 2010 to 2012, Mr. Pierre-Hugues Schmit worked as an advisor to the French Transportation Minister. He then joined Aéroports de Paris as deputy director of the Le Bourget division. Prior to these experiences, Mr. Pierre-Hugues Schmit worked at the French CAA for 7 years, 3 of which as the head of the French Airlines Department (2006-2009). A graduate of Ecole Polytechnique (Paris) in 2001 and the French National University of Civil Aviation (ENAC in Toulouse) in 2003, Mr. Pierre-Hugues Schmit has also spent one year in UC Berkeley as graduate student in transportation engineering.

Emmanuelle Huon. Ms. Emmanuelle Huon joined VINCI Airports in July 2015 as Senior Legal Counsel and has been Legal Manager at VINCI Concessions since 2021. She has an extensive experience working in the field of airports and highways concessions projects and utilities projects. She led the legal tranche of the acquisitions of Aeropuertos Dominicanos Siglo XXI (Aerodom) in Dominican Republic and Airports Worldwide portfolio in the US, Costa Rica and Belfast. She previously worked as Senior Legal Counsel at Airbus Defence and Space (2013 -2015) and at Degrémont- SUEZ in the field of water and waste treatment concessions projects (2005 -2013). Ms. Huon holds a Master Degree in International Business Law from the University of Burgundy and a Master Degree in Contracts from the University of Nantes.

Ricardo Maldonado Yáñez. Mr. Ricardo Maldonado Yáñez is a partner at the law firm Mijares, Angoitia, Cortés y Fuentes,S.C. Mr. Maldonado focuses his practice in mergers & acquisitions, securities and corporate governance matters representing clients in matters that have been qualified as "M&A Deal of the Year" or "Equity Capital Markets Deal of the Year" by Latin Finance and other well-known specialized publications. Mr. Maldonado serves as member of the Board of Controladora Vuela Compañía de Aviación (Volaris), a leading Mexican ultra-low-cost-carrier and of ICA Tenedora, one of Mexico's largest construction and engineering companies. Mr. Maldonado holds a law degree from the Universidad Nacional Autónoma de México (UNAM) and a Master of Laws (LLM) from the University of Chicago Law School. Mr. Maldonado is a member of the National Association of Corporate Directors (NACD) and of the International Corporate Governance Network (ICGN).

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

Martin Werner Wainfeld. Dr. Martin Werner Wainfeld is the founding partner of DD3 Capital Partners, an investment and advisory firm based in Mexico City. Dr. Werner was co-head of the Investment Bank for Latin America and Director General of Goldman Sachs in Mexico from 2000 to 2016. Previously, he was Undersecretary of Finance in Mexico for the period 1997-1999. He was in charge of the restructuring of Mexico’s external public debt after the 1994- 1995 financial crisis. Dr. Werner has 16 years’ experience in investment banking and participated in more than ninety merger and acquisition and financing transactions. He is a member of the Board of Directors of Betterware and until March 29, 2021 he was member of the Board of Directors of Grupo Comercial Chedraui. He is a member of the

Advisory Board of the Yale University Business School. Dr. Werner holds an economics degree from the Instituto Tecnológico Autónomo de México (ITAM) and a Ph.D. in economics from Yale University.

Luis Solórzano Aizpuru. Mr. Solorzano is Chief Executive Officer and Founding Partner of Acamar Partners. Mr. Solorzano has over 20 years of investment experience across various sectors. Mr. Solorzano has served on the boards of various public and private companies, including Shift Technologies, CarLotz, Inc., Acamar Partners Acquisition Corp II, Grupo Aeroportuario del Centro Norte, Acamar Partners Acquisition Corp I, Dufry, Latin American Airport Holdings, Aerodom, InverCap Holdings, and Viakem. Mr. Solorzano began his career with BankBoston Capital, where he spent 4 years making private equity investments and corporate loans across Latin America. In 2001, Mr. Solorzano joined Advent International becoming a partner and Managing Director in 2008. He served as Chairman of the Latin America’s Investment Committee from 2013 to 2017. During his tenure at Advent, Mr. Solorzano participated in various investments and management activities encompassing various of Advent’s private equity funds. He played a leading role in 15 investment transactions in various sectors, including retail and consumer, financial services, industrials, information technology and infrastructure. Mr. Solorzano also played a significant role in supporting portfolio companies in the design and implementation of various strategic, operating and financial value creation initiatives. Mr. Solorzano served as Chief Executive Officer and director of Acamar Partners Acquisition Corp I from its inception in November 2018 until the successful completion of its business combination with CarLotz, Inc., a leading consignment-to-retail used vehicle marketplace. Mr. Solorzano graduated with a degree in Economics (cum laude) from the Instituto Tecnológico Autónomo de Mexico (ITAM) and an MBA from Harvard Business School.

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

The following table lists our executive officers, their current position and their date of appointment as an executive officer.

Name	Current Position	Executive Officer Since(1)	Age
Ricardo Dueñas Espriu	Chief Executive Officer	November 12, 2018	43
Ruffo Pérez Pliego del Castillo	Chief Financial Officer	April 3, 2018	47
Adriana Díaz Galindo	General Counsel	June 1, 2018	53
Enrique Navarro Manjarrez	Airports Operations Director	April 26, 2018	64
E. Héctor H. Cortés	Commercial Director	October 7, 2015	54
Enrique Chacón Tinajero	Infrastructure and Maintenance Director	June 12, 2018	50
(1)	Date appointed.

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

Adriana Díaz Galindo has served as our General Counsel since June 2018. Prior to joining us, Ms. Díaz Galindo was Legal Director of Finance and Administration at Grupo Televisa and Legal Director for Interprotección, Agente de Seguros y de Fianzas, S.A. de C.V., among other positions. Ms. Díaz Galindo has a law degree from the Universidad Iberoamericana and has completed post graduate studies in Corporate Law, Tax Law and Foreign Trade from the Instituto Tecnológico Autónomo de México (ITAM) in Mexico City.

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

Compensation of Directors and Executive Officers

For 2022, the aggregate compensation earned by our 20 officers (including executive officers and airport administrators) was Ps.149,585 thousand.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what they are entitled to receive upon termination pursuant to Mexican Federal Labor Law. Additionally, we have not made personal loans to our directors or executive officers and do not have a stock option plan or any equivalent plan.

During 2022, we terminated the defined contribution plan for employees in our subsidiary Servicios Aero Especializados del Centro Norte, S.A. de C.V. and for each of our airport administrators. Our total contributions to these plans amounted to Ps.725 thousand, Ps.894 thousand, and Ps.967 thousand, in 2021, 2020 and 2019, respectively.

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

The current members of the Audit Committee are Alejandro Ortega Aguayo, Martin Werner Wainfeld, and Federico Patiño Márquez.

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

Board Diversity

The following matrix outlines the gender identity and the demographic background of the members of our board of directors in accordance with the Nasdaq rules to which we are subject:

Board Diversity Matrix (as of December 31, 2022)

Country of Principal Executive Offices:	Mexico
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	11
Part I Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	10	0	0
Part II Demographic Background
Underrepresented Individual Under Home Country Jurisdiction	Not Applicable
LGTBI	Not Applicable
Did not disclose demographic background	Not Applicable

Employees

As of December 31, 2022, we had approximately 1,256 employees. The total number of employees increased by 6.3% in 2022, due primarily to an increase in the operation of our different non-aeronautical activities, such as the OMA Premium Lounges and the Hotels. As of December 31, 2022, approximately 44.9% of our employees were unionized.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated:

	As of December 31,
	2020	2021	2022
Categories of activity:
Airport operations	459	627	682
Airport maintenance	148	143	145
Administration	262	275	278
Hotel services(1)	134	137	151
Geographic location:
Acapulco	64	71	72
Ciudad Juárez	45	52	58
Culiacán	54	62	61
Chihuahua	51	71	75
Durango	37	41	41
Mazatlán	57	65	65
Monterrey	169	252	297
Reynosa	37	43	43
San Luis Potosí	43	53	52
Tampico	47	50	53
Torreón	38	43	43
Zacatecas	43	45	45
Zihuatanejo	39	42	43
Corporate offices	145	155	157
Hotel services(1)	134	137	151
Total(2)	1,003	1,182	1,256
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

(2)

As of December 31, 2019 and 2020, includes 363 and 357 persons, respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., and 25 and 25 persons, respectively, employed by Servicios Aero Especializados del Centro Norte, S.A. de C.V., our administrative services subsidiaries. As of December 31, 2021, we incorporated 180 employees to our subsidiaries (Servicios Aeroportuarios del Centro Norte S.A. de C.V. , Servicios Complementarios del Centro Norte S.A de C.V., and OMA Logística S.A. de C.V.). Each one of the airport administrators previously hired by Servicios Aero Especializados del Centro Norte, S.A. de C.V. was incorporated as an employee of each of the corresponding airport operators. As of December 31, 2022 includes 126 persons, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., 30 persons employed by Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., 171 persons employed by OMA Logística, S.A. de C.V.; 31 persons employed by Servicios Complementarios del Centro Norte, S.A. de C.V. and 746 persons employed by the different airport companies.

All of our unionized employees, who are employed by our airport subsidiaries, are members of local chapters of the Mexican National Union of Airport and Auxiliary Services Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency as well as of the three other airport groups (the Southeast Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V.), the Mexico City Group (Grupo Aeroportuario de la Ciudad de México, S.A. de C.V.) and the Pacific Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V.)) operating in Mexico. Since July 2008, the labor relations with our employees are governed by a collective bargaining agreement and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In October 2023, we will negotiate the terms and conditions of the current collective bargaining agreement. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico. As of December 31, 2022, our airport subsidiaries had a total of 479 unionized employees, and our hotel subsidiaries had a total of 85 unionized employees, affiliated with the National Union of Workers and Employees of the Hotel Industry (Sindicato Nacional de Trabajadores y Empleados de la Industria Hotelera) and the National Union of Workers of the Food, Soft Drinks, Tourist, Hotel, Gastronomic and related Industries (Unión Nacional de Trabajadores de la Industria Alimenticia, Refresquera, Turistica, Hotelera, Gastronómica Similares y Conexos).

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw the funds in their accounts on an annual basis. In 2020, 2021 and 2022, we made a total of Ps.61,015 thousand, Ps.54,512 thousand and Ps.49,368 thousand, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make advances to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Ministry of Finance and Public Credit.

On January 26, 2022, we were recognized as one of the only ten Mexican companies to be included in the 2022 Bloomberg Gender-Equality Index, which distinguishes companies that excel at promoting equality, female talent development and diversity. Likewise, on January 31, 2023, we were once again recognized as one of the only twelve Mexican companies to be included in the 2023 Bloomberg Gender-Equality Index.

Item 7.          Major Shareholders and Related-Party Transactions

MAJOR SHAREHOLDERS

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

On July 7, 2020, our shareholders approved the cancellation of 3,659,417 Series B shares that were acquired through our share repurchase program. As of April 21, 2023, our fixed minimum social capital consisted of 390,111,556 ordinary shares, of which 49,766,000 were Series BB shares and 340,345,556 were Series B shares.

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

An Ordinary Meeting for the Shareholders of the Company was held on June 11, 2021. The Meeting approved to carry out the issuance of 49,766,000 unsubscribed and unpaid Series B Shares to be kept in the treasury of the Company, exclusively to cover the conversion of the Series BB Shares owned by SETA into Series B shares, in case of default under certain financing documents to be entered into by, among others, SETA as guarantor of the borrowers (the “Loan Facility”), in the understanding that such issuance would not cause dilution to the shareholders of the Company (the “Converted Series B Shares”). Said issuance was carried out in relation to the Tender Offer, financed through the Loan Facility to be entered into by, among others, SETA as guarantor of the borrowers, that used as collateral, among other things, the Series BB Shares owned by SETA.

On July 9, 2021, Aerodrome entered into the Loan Facility with Fintech for purposes of refinancing indebtedness incurred in connection with the Tender Offer, for an aggregate principal amount of the equivalent in U.S. dollars of Ps.7,005,074,000. The Loan Facility was ultimately repaid by the borrowers, by means of a margin facility dated as of December 6, 2021 (the “Margin Facility”). The Margin Facility was secured by our Series B and Series BB Shares owned by SETA, and our Series B Shares owned by Aerodrome. On December 9, 2021, we entered into an ancillary agreement with the borrower, lenders and agent party to the Margin Facility, for purposes of acknowledging the mechanism pursuant to which the borrowers agreed to provide liquidity to SETA’s Series BB Shares in case of foreclosure of the collateral under the Margin Facility, upon an event of default under the Margin Facility. In such ancillary agreement we also agreed, among other things, (i) to issue 49,766,000 Series B Shares in the form of treasury shares, for purposes of giving effect to the conversion of any Series BB Shares granted as collateral into Series B Shares, and to maintain such shares at our treasury; (ii) to update our Series B registration with the national securities registry in Mexico to allow for the issuance of the Series B Shares maintained in treasury upon conversion of the Series BB Shares; (iii) to deposit with Indeval a share certificate representing the Series B Shares issuable upon conversion; (iv) to transfer to a trustee each and all amounts regarding any dividend or distribution paid in cash on the Series B Shares pledged into a cash collateral account held by a guaranty trust; and (v) not to exercise or give effect to any transfer restriction or preemptive or similar rights on the pledged Series B Shares and the Series BB Shares other than the existing transfer restrictions in accordance with Rule 144 and the Mexican Airport Law.

An Ordinary Meeting for the Shareholders of the Company was held on November 30, 2022 (the “Meeting”), whereby certain resolutions were adopted in relation with the intention of CONCESSOC to purchase of all the equity interests in SETA and Aerodrome, which as of December 7, 2022 collectively owned 66,046,210 of OMA’s Series B Shares (the “Purchased Series B Shares”) and 49,766,000 OMA’s Series BB shares owned by SETA (the “Purchased Series BB Shares”), which together accounted for approximately 29.99% of OMA’s total outstanding capital stock (the “Sale”). The Sale was financed with, among other credit facilities, a loan denominated in Mexican Pesos between CONCESSOC and certain banking institutions as lenders thereto (the “Credit Facilities”), and secured by a first priority security interests in substantially all of the assets of CONCESSOC, SETA, and Aerodrome (including the Purchased Series B Shares and the Purchased Series BB Shares). The security documents for the Credit Facilities included a Mexican Share Pledge Agreement (contrato de prenda sobre acciones) by and among CONCESSOC, VINCI Airports Participations SAS and SETA as pledgors, the collateral agent as pledgee, in its capacity as Mexican collateral agent, with the appearance of SETA and OMA (the “Mexican Share Pledge Agreement”). For more information on the Mexican Share Pledge Agreement, see Exhibit 10 to Amendment Number 0001068238-22-000254 or CIK: 0001951716 to Schedule 13D, filed by the VINCI Entities before the Securities and Exchange Commission on December 16, 2022.

Further, at the Meeting, the shareholders (i) approved the pledge of SETA’s Series BB Shares to guarantee compliance with the obligation of the financing of the Sale, contingent on the acquisition of the shares pursuant to a stock purchase agreement; (ii) were informed of the undertaking by the purchasers of all acts necessary to (x) finance the Sale and (y) to evidence that the Company’s Converted Series B Shares issued pursuant to the shareholders meeting held on June 1, 2021 would apply to secure the Credit Facilities; (iii) approved the automatic cancellation of the Series B Shares in the event that the pledge agreement securing the financing of the Sale was to be terminated and not substituted or replaced by a guarantee agreement having the Series BB Shares as collateral; (iv) approved the resignation submitted by Diego Quintana Kawage, Guadalupe Phillips Margain, Rodrigo Antonio Quintana Kawage, José Bernardo Casas Godoy, Próspero Antonio Ortega Castro and Christian Whamond as members of the Board of Directors of the Company contingent to the closing of the Sale; (v) acknowledged the designation by SETA, as holder of the Company's Series “BB” shares, of Nicolas Notebaert, Olivier Mathieu and Rémi Maumon de Longevialle as new members of the Board of Directors, in terms of the provisions of the Company's By-laws, contingent to the closing of the Sale; (vi) approved the appointment of Pierre-Hugues Schmit, Eric Delobel and Emmanuelle Huon as new members of the Board of Directors, appointed by the VINCI Entities, as shareholders of the Series “B” shares, contingent to the closing of the Sale; (vii) approved the appointment of Nicolas Notebaert as Chairman of the Board of Directors, contingent to the closing of the Sale; (viii) approved the ratification of Mrs. Adriana Díaz Galindo as Secretary of the Board of Directors, without being a member thereof; and (ix) approved the ratification of the independent members of the Board of Directors of the Company as members of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee.

On December 7, 2022 (the “Closing Date”), the VINCI Entities filed Amendment No. 0001068238-22-000254 or CIK: 0001951716 amending the Schedule 13D filed with the SEC informing that CONCESSOC had completed the acquisition of the “Purchased Series B Shares”and the “Purchased Series BB Shares” pursuant to a Share Purchase Agreement (“SPA”) dated July 31, 2022, by and among, CONCESSOC as purchaser and the Sellers, in which CONCESSOC agreed to purchase 100% of the equity interests held by the Sellers in SETA and Aerodrome, respectively for US$1,170,000,000. The Credit Facilities were secured by a first priority security interests in favor of the collateral agent, in respect of substantially all the assets of CONCESSOC, SETA, and Aerodrome (including the Purchased Series B Shares and the Purchased Series BB Shares). The security documents for the loans included the Mexican Share Pledge Agreement.

On the Closing Date, the lenders under the Margin Facility executed and issued a pay-off letter, confirming that the Margin Facility was repaid in full and terminated in accordance with its terms, and that all liens in respect of any property of Aerodrome, SETA, OMA and their respective subsidiaries created pursuant to or in connection with the Margin Facility were released and discharged in full. Under the SPA, the parties also agreed that the appointment of new members of the board of directors of OMA approved at the Meeting, became effective as of the Closing Date.

As of the date of this report, the VINCI Entities, through Aerodrome and SETA, are the beneficial owners of 29.99% of our total capital stock. SETA directly owns Series B shares and Series BB shares that represent 14.8% of our outstanding capital stock. Aerodome owns Series B shares and Series BB shares that represent 15.2% of our capital stock. SETA directly owns Series B shares representing 1.9% of our outstanding capital stock and owns Series BB shares that represent 12.9% of our outstanding capital stock. As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, all of its special rights, including its right to nominate, appoint and remove certain directors and officers as holder of Series BB shares, will remain in place.

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 21, 2023, identifying each owner of more than 5% of any series of our shares:

				Percentage of
	Number of Shares			Outstanding Capital
Identity of Shareholder	B Shares	BB Shares	Total	B Shares	BB Shares	Total
SETA(1)	7,516,377	49,766,000	57,282,377	1.9%	12.9%	14.8%
Aerodrome(1)	58,529,833	—	58,529,833	15.2%	—	15.2%
Public	270,357,215	—	270,357,215	70.0%	—	70.0%
Officers and Directors	—	—	—	—%	—	—
Total Shares Outstanding	336,403,425	49,766,000	386,169,425	87.1%	12.9%	100%
Shares Repurchased held in Treasury	3,942,131	—	3,942,131
Total Authorized Shares	340,345,556	49,766,000	390,111,556
(1)	Each of SETA and Aerodrome is a wholly owned subsidiary of the VINCI Entitites.

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2022 amounted to Ps.177,667 thousand (U.S.$ 9.1 million). The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its shareholders during the term of the agreement. The agreement had an initial term of 15 years beginning June 14, 2000, and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015. On May 13, 2015, the Technical Assistance Agreement was extended for a term that ended on December 31, 2020. On December 14, 2020, pursuant to the third amendment, the Technical Assistance Agreement was modified; the term was extended until December 31, 2021, with automatic renewals for one year periods starting on January 1, 2022, unless a termination notice is provided by any of the parties involved. Additionally, the automatic renewals shall be in force as long as SETA holds an individual interest of at least 7.65% of the shares of the Company. The economic terms of the agreement were not modified. A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B Shares that are not owned by SETA or any of its affiliates.

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

In 2021 and 2022, we recognized expenses of U.S.$6.5 million and U.S.$9.1 million, respectively, pursuant to the Technical Assistance Agreement.

Arrangements with Other Affiliates

As a result of the purchase of SETA and Aerodrome by the VINCI entities, ICATEN is no longer a related party of the Company. Therefore, balances and transactions between the Company and ICATEN and its affiliates are presented as related-party transactions until December 7, 2022 and balances and transactions after such date are presented as transactions with third-parties. In 2022, we contracted Ps. 1,378,831 thousand for services to be provided by ICATEN and its affiliates, periodically. In accordance with our Related Party Guidelines, any of these contracts shall be approved by our Board of Directors upon the recommendation of our Corporate Practices, Finance, Planning and Sustainability Committee and in accordance with Mexican Securities Law. The Committee considers whether these contracts are arm’s‑length agreements based on the evaluation of unit prices of these contracts by independent third‑party professional, such as Grupo GEO Consultoría y Construcción S.A. de C.V. represented by Jorge Mata Ortega and Corporativo de Ingeniería Terrestre, S.A. de C.V. (COITSA), represented by Jorge González Mijares. These third-party professionals are independent experts contracted by us to evaluate unit prices in the offers made by ICATEN or its affiliates in order to determine if such offers are consistent with market prices.

The following table sets forth the amounts paid to affiliates of ICATEN during 2022, for a total of Ps.1,083,039 thousand, in exchange for the provision of services related to the construction and expansion of terminal buildings and platforms at our airports. This amount represents approximately 32.9% of our expenditures under the Master Development Programs including major maintenance expenditures and other capital expenditures for an amount of Ps.3,290,783 thousand.

	Amount
Airport	2022
	(in thousands of pesos)
Monterrey airport		615,529
Torreón airport		43,312
Ciudad Juárez airport		149,137
Tampico airport		29,148
Zihuatanejo airport		32,732
Durango airport		142,357
Culiacán airport		35,412
San Luis Potosí airport		35,412
Total	Ps.	1,083,039

Transactions with Related Parties

As of December 31, 2022, we had Ps.286,479 thousand in accounts payable to related parties, and we engaged in the following transactions with related parties during 2022:

●	Transaction amounting to Ps.177,667 thousand in technical assistance fees with SETA;
●

In connection with the operations of the Terminal 2 NH Collection Hotel, the Hilton Garden Inn Hotel and OMA-VYNMSA Aero Industrial Park, transactions amounted to Ps.24,834 thousand in administrative services fees with our partners, NH Hotels, Grupo Hotelero Santa Fe and VYNMSA. This amount also includes the administrative services fees paid to a related party of ICATEN for related services, such as SAP support;

●	Transactions amounting to Ps.52,550 thousand with our partner VYNMSA and its affiliates in connection with the development of the OMA-VYNMSA Industrial Park located in the Monterrey airport; and
●	Transactions amounting to Ps.1,083,039 thousand in improvements to concessioned assets contracted with related parties.

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

On November 24, 2021, the Mexican Supreme Court ruled that the First Collegiate Court in Chihuahua must once again analyze the claimant’s case. On March 6, 2023, a ruling was issued in favor of the claimant, ordering the First Collegiate Court in Chihuahua to issue a new ruling, which is still pending. As of April 21, 2023, the First Collegiate Court in Chihuahua has not issued its ruling.

In the event that any subsequent legal resolution results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government fails to repossess the land, our concession to operate the Ciudad Juárez airport would terminate. In 2022, the Ciudad Juárez airport represented 7.3% of our consolidated total revenues. We believe that under the terms of our concessions the termination of the Ciudad Juárez concession as a result of the foregoing legal proceeding would not affect the validity of our remaining airport concessions and that the Mexican government would be obliged to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession. We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

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

By means of the lawsuit, Banorte filed an action to recover possession and requested a declaratory judgment saying that Banorte has a better right than the Monterrey airport to possess the Land and that the Land should be restituted to Banorte, and that the Monterry airport should pay costs and expenses. Monterrey airport appeared on trial and requested that the company DIAV, S.A. de C.V., (“DIAV”) appear as a defendant in its capacity as seller of the Land. On August 8, 2018, the court found that the plaintiff’s claims were inadmissible due to lack of evidence (the “First Instance Judgment”), and the plaintiff appealed the decision.

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

Disputed Land Ownership at the Durango Airport

On March 5, 2020, the Company was notified of a lawsuit filed against the Durango airport, the Ministry of Infrastructure, Communications and Transportation, the Government of the State of Durango and the Ministry of Agrarian, Territorial and Urban Development. The plaintiff sued for the nullity of the expropriation decree dated September 8, 1975, which affected an area of 40 hectares of the Durango airport and claims the payment of compensation for the affected area, as well as the payment of damages for the undue use of the property.

The trial hearing was held with the appearance of the parties and the evidentiary stage of the trial is pending. As of the date of this report, the contingency is still in effect because the trial is still pending the judgment on the merits of the case. In the event that the resolution of the lawsuit is not favorable to us, it is expected that the economic impact of the lawsuit will be borne by the Federal Government, as established in the concession title. As such, Durango airport has not recorded any provision in connection with this lawsuit.

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

Disputed Land Ownership at the Torreón Airport

On October 10, 2016, a lawsuit was filed by the Ejido Ignacio Allende before the Agrarian Court in Torreón, Coahuila, against the Ministry of Infrastructure, Communications and Transportation and its administrative entity Aeropuertos y Servicios Auxiliares. Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. was named as a subsidiary defendant. Aeropuerto de Torreón, S.A. de C.V. was later called to trial as a defendant. The claimant seeks the restitution of 3.08 hectares currently within Torreon airport’s property, alleging that such hectares are property of Ejido Ignacio Allende and that the area was not included in the expropriation decree that gave way to the construction of what is now Torreon airport. If the restitution of land is not possible for any reason, the claimant seeks payment for the land’s commercial value. The claimant also seeks payment for the use of the claimed portion of land.

On August 31, 2022, a ruling was issued in favor of the claimant ordering the Ministry of Infrastructure, Communications and Transportation and Aeropuerto de Torreón, S.A. de C.V. to pay Ejido Ignacio Allende the commercial value of the claimed land. Aeropuertos y Servicios Auxiliares and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. were found not responsible. On September 12, 2022 an appeal against the ruling was filed by Aeropuerto de Torreón, S.A. de C.V. and on March 22, 2023, the Mexican Supreme Agrarian Court ruled in favor of the defendant, ordering that the Agrarian Court in Torreón issue a new ruling. As of the date of this report, the Agrarian Court in Torreón has not issued a ruling.

Property Tax Claims

Administrative law proceedings have been asserted against us in the past by various municipalities for the payment of property taxes with respect to the real estate in which we operate our airports in the relevant cities.

In November 2018, the municipality of Culiacán filed property tax claims against us for Ps.2,425 thousand, plus Ps.3,339 thousand in other fees. In response to these claims, on December 2018, we filed an administrative annulment proceeding before the Sinaloa Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Sinaloa) which has not been resolved as of the date of this report. The Ministry of Infrastructure, Communications and Transportation was asked to join the proceeding as an interested party. As of April 21, 2023, the claim is yet to be resolved.

In May 2019, the Municipality of Acapulco filed property tax claims against us for Ps.27,012 thousand for property tax considering Acapulco airport as a solidary debtor to the Mexican Airport and Auxiliary Services Agency. An administrative annulment proceeding was filed against these claims, which as of April 21, 2023 is yet to be resolved.

Other municipalities in which we operate may assert similar claims, which if such is the case, we intend to pursue aggressively.

Amparo Trials related to Municipal Licenses

Chihuahua Airport

In September 2019, the municipal authority of Chihuahua carried out verification visits at the commercial premises located at the Chihuahua airport to request municipal operating licenses, likewise requiring the Chihuahua Airport to present its construction license. A request for amparo was filed against such requirements by the Chihuahua airport, challenging the visit order and the unconstitutionality of the municipal regulations applied. The court issued a ruling in favor of the Chihuahua airport, indicating that the commercial spaces of the Chihuahua airport are under federal not municipal jurisdiction. The municipal authority challenged the ruling, and on February 2022, the ruling in favor of Chihuahua Airport was confirmed

Acapulco Airport

On November 1, 2022 the Municipality of Acapulco requested certain commercial tenants at the Acapulco Airport to obtain commercial operation licences. The Acapulco Airport and the tenants filed amparo proceedings against the municpality, claiming the Municipality had no jurisdiction over a federal zone (such as the airport). The amparo proceedings arecurrently pending final resolution. However, while the dispute is resolved, the Municipality cannot foreclose the tenant’s operations at the airport.

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

The Acapulco airport presented evidence before PROFECO proving the alleged violations to the law did not take place. However, on January 10, 2022 PROFECO notified the Acapulco airport of its ruling, fining the airport Ps.14,554 thousand and freezing the scales and parking lot’s clocks. This ruling was challenged by Acapulco airport on January 31, 2022, and on April 25, 2022, a final ruling was issued in its favor.

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

On June 30, 2021 and December 1, 2021, the tax authority filed recourses against the rulings of the Federal Court for Administrative Justice related to the refunds corresponding to fiscal years 2018 and 2019, respectively, which are currently pending resolution.

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

DIVIDENDS AND CAPITAL STOCK REIMBURSEMENTS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock (without adjustment for inflation). Our legal reserve fund was Ps.60,729 thousand as of December 31, 2022 (excluding reserve amounts corresponding to 2022 net income), which represented 20.4% of our capital stock as of such date.

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

We did not pay dividends in 2020, and we paid aggregate dividends of Ps.1,979,790 thousand in 2021 and Ps.6,615,798 in 2022. Pursuant to the resolution adopted by the Annual Shareholders’ Meeting held on February 14, 2023, we paid a cash dividend of Ps.1,450 million on March 2, 2023. Additionally, pursuant to the resolution adopted by the Annual Shareholders’ Meeting held on April 21, 2023, we will pay a cash dividend of Ps.2,300 million in two installments: the first installment amounts to Ps.1,800 million and will be paid no later than June 30, 2023, and the second installment amounts to Ps.500 million and will be paid no later than September 30, 2023. Certain distributions that we make to our shareholders other than capital reimbursements (in the manner described above), including amortization of shares or otherwise, would be subject to taxation in Mexico, including withholding taxes. The tax rates applicable and the method of assessing and paying taxes applicable to any such non-dividend distributions will vary depending on the nature of the distributions.

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

●

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

●

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

●	the creation of, and assignment of responsibilities to, new committees or changing the responsibilities assigned to existing committees;
●

the appointment of members of the Corporate Practices, Finance, Planning and Sustainability Committee in which at least one of its members shall be appointed from those proposed by the members of the Board of Directors appointed by the holders of Series BB shares;

●	proposals to the shareholders’ meetings regarding (i) our dividend policy and (ii) the use of our retained earnings;
●	subject to certain conditions, the appointment of provisional members of the Board of Directors, without the need for a shareholders’ meeting for such provisional appointment;
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

●

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

●

On June 11, 2021, our shareholders approved the issuance of 49,766,000 Series B Shares to be kept in the treasury, exclusively to cover the conversion of the Series BB Shares owned by SETA into Series B shares, in case of default under certain financing documents. Said issuance was carried out in relation to the Tender Offer, and thereafter related with the sale of Series B Shares and Series BB Shares from Fintech to the VINCI Entities.

We are not beneficiaries of any derivative instruments payable in-kind, which have Series B or Series BB shares, or any other security representing those shares, as underlying assets.

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 21, 2023:

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

Our bylaws provide for the issuance of the following shares, which have the characteristics described below:

●	Series B. Series B shares currently represent 87.1% of our outstanding capital. Series B shares may be held by any Mexican or foreign natural person, company or entity.
●

Series BB. Series BB shares currently represent 12.9% of our outstanding capital. Series BB shares, which are issued pursuant to Article 112 of the Mexican General Law of Business Corporations (Ley General de Sociedades Mercantiles), may be held by any Mexican or foreign natural person, company or entity.

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

Extraordinary shareholders’ meetings are those called to consider any of the following matters:

●	extension of a company’s duration or voluntary dissolution;
●	an increase or decrease in a company’s minimum fixed capital;
●	change in corporate purpose or nationality;
●	any transformation, merger or spin-off involving the company;
●	any stock redemption or issuance of preferred stock or bonds;
●	the cancellation of the listing of our shares with the Mexican National Registry of Securities or on any stock exchange;
●	amendments to a company’s bylaws; and
●	any other matters for which applicable Mexican law or the bylaws specifically require a general extraordinary shareholders’ meeting.

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

Veto Rights of Holders of Series BB Shares

So long as the Series BB shares represent at least 7.65% of our capital stock, resolutions adopted at shareholders’ meetings with respect to any of the items listed below will only be valid if approved by a vote of at least 95% of our capital stock or a majority of the Series BB shares:

●	approval of our financial statements and those of our subsidiaries;
●	anticipated liquidation or dissolution;
●	capital increases or decreases of us or of our subsidiaries;
●	declaration and payment of dividends;
●	amendment to our bylaws;
●	mergers, spin-offs, reclassifications, consolidations or share splits;
●	grant or amendment of special rights of any series of shares of our capital stock;
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

●

If SETA owns Series BB shares representing at least 7.65% of our capital stock after June 14, 2015, those Series BB shares may be converted into Series B shares, provided the holders of at least 51% of Series B shares (other than shares held by SETA and any of its “related persons”) approve such conversion. For purposes of our bylaws, a “related person” means, with respect to any person:

●	any corporation or person, directly or indirectly, controlling, controlled by or under common control with such person;
●	any corporation or person having the capacity to determine the business guidelines and policies of such person;
●	in the case of an individual, an individual having a blood or civil kinship in a direct line (ascending or descending) within and including the fourth degree with such person;
●	SETA; or
●	with respect to SETA, its shareholders, persons related to it or any party to the operating agreement pursuant to which SETA fulfills its obligations under the Technical Assistance Agreement.

For purposes of our bylaws, “control” of a person, with respect to any person, is defined as:

●	the ownership, directly or indirectly of 20% or more of the capital stock with voting rights of such person;
●	the contractual right to elect the majority of the members of the Board of Directors of the person;
●	the ability to veto resolutions that could otherwise be adopted by the majority of the person’s shareholders; or
●	existence of commercial relations representing the purchase of more than 15% of the total annual sales of such person.

Shareholder Ownership Restrictions and Anti-Takeover Protection

Under the Mexican Airport Law:

●	no more than 5% of our outstanding capital stock may be owned by air carriers; and
●	foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock. The foregoing ownership restrictions do not apply to:
●	the Mexican government;
●	NAFIN, in its capacity as trustee of the Ministry of Infrastructure, Communications and Transportation;
●	institutions that act as depositaries for securities; and
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

Certain Minority Protections

Pursuant to the Mexican Securities Law and the Mexican General Law of Business Corporations, there are several protections afforded to minority shareholders. These protections include provisions that permit:

●	holders of at least 10% of our outstanding capital stock:
-	to vote (including in a limited or restricted manner) to request a call for a shareholders’ meeting;

-	to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and

-	to appoint one member of our Board of Directors and one alternate member of our Board of Directors.

●

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

●

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

●	the annual ordinary shareholders’ meeting shall determine the maximum amount of funds to be used in the fiscal year for the repurchase of shares;
●	we may not be delinquent on payments due on any outstanding debt issued by us that is registered with the Mexican National Securities Registry; and
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

In addition to the duty of care and duty of loyalty required by the Mexican Securities Law, our bylaws provide that, from the date on which at least 51% of our capital stock is listed on a stock exchange, a member of the Board of Directors will be liable to us and our shareholders in the following circumstances:

●	negligence resulting in the loss of more than two-thirds of our capital stock and that results in our dissolution;
●	bankruptcy, subject to certain conditions, when the actions taken by the Board of Directors results in a declaration of insolvency (concurso mercantil);
●	breaching any of the duties set forth under our bylaws; and
●	failure to report irregularities in the actions of former members of the Board of Directors.

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

Information to Shareholders

The Mexican Securities Law establishes that companies, acting through their boards of directors, must annually present a report at a shareholders’ meeting that includes the following:

●	a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects;
●	a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information;
●	a statement of the financial condition of the company at the end of the fiscal year;
●	a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year;
●	the notes that are required to complete or clarify the above mentioned information; and
●	the report prepared by the Audit Committee with respect to the accuracy and reasonability of the above mentioned information presented by the Board of Directors.

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

Dividends generally will be treated as “passive category” income from foreign sources for U.S. foreign tax credit limitation purposes. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit for any Mexican withholding tax imposed with respect to the Series B shares or ADSs. However, as a result of recent changes to the U.S. foreign tax credit rules, Mexican tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder, except in the case of a U.S. holder that is eligible for, and properly claims, the benefits of the U.S.-Mexico Tax Treaty. We have not determined whether these requirements have been met, and, accordingly, no assurance can be given that any Mexican withholding tax will be creditable. Alternatively, a U.S. holder may elect to deduct Mexican withholding taxes in computing such U.S. holder’s taxable income (provided that the U.S. holder elects to deduct, rather than credit, all foreign income taxes paid or accrued for the relevant taxable year). The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. The rules governing the foreign tax credit are complex and U.S. holders are urged to consult their own tax advisors whether, and to what extent, a foreign tax credit will be available in light of their particular circumstances. The U.S.-dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Subject to certain exceptions for short term and hedged positions, dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (a “PFIC”). The income tax treaty between the United States and Mexico has been approved for the purposes of the qualified dividend rules. [Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 and 2022 taxable years.] In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to be a PFIC for our 2023 taxable year.

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

Gain, if any, realized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. As a result of recent changes to the foreign tax credit rules, any Mexican tax imposed on the sale or other disposition of the Series B shares or ADSs is unlikely to be treated as creditable. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the Series B shares or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year.. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Internal Revenue Service (“IRS”) Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Series B shares or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders that fail to report the required information could be subject to substantial penalties. Investors should consult their own tax advisors concerning the application of these rules to their investment in the Class B shares or ADSs, including the application of the rules to their particular circumstances.

U.S. Backup Withholding Tax and Information Reporting Requirements

In general, information reporting requirements will apply to payments by a paying agent within the United States to a non-exempt U.S. holder of dividends in respect of the Series B shares or ADSs or the proceeds received on the sale or other disposition of the Series B shares or ADSs, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent. Backup withholding is not an additional tax. Amounts withheld as backup withholding tax will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

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

Item 11.        Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month. In 2020, 2021 and 2022, 10.1%, 13.4% and 11.5%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. A depreciation of the Mexican peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, in which case, we may provide discounts to passenger charges or to the airlines. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

In addition, we did not have U.S. dollar-denominated debt as of December 31, 2022. Our cash balance denominated in U.S. dollars was U.S.$79,552 thousand on December 31, 2020, U.S.$21,666 thousand on December 31, 2021 and U.S.$7,414 thousand on December 31, 2022. See Note 21 to our audited consolidated financial statements for additional disclosures about market risk.

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

The following table sets forth the amounts that we received in 2022, directly or indirectly, from JPMorgan Chase Bank N.A., as depositary of our ADSs:

Description	Amount

For expenses related to the establishment of the facility including, but not limited to, investor relations expenses, the initial NASDAQ application and listing fees or any other program-related expenses.	U.S.$	—

For expenses related to the administration and maintenance of the facility including, but not limited to, investor relations expenses, the annual NASDAQ listing fees or any other program-related expenses.	U.S.$	244,430

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

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.        Controls and Procedures

(a)          Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2022.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2022, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2022.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013), which has been early-adopted.

Based on our assessment and those criteria, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2022. Additionally, Galaz, Yamazaki, Ruiz Urquiza, S.C., a an affiliate of a member entity of Deloitte Touche Tohmatsu Limited, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c)          Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Shareholders and the Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated April 28, 2023, expressed an unqualified opinion on those financial statements, and, an explanatory paragraph related to the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in note 3d.

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

/s/ Galaz, Yamazaki, Ruiz Urquiza, S.C.

México City, Mexico

April 28, 2023

(d)          Changes in Internal Control over Financial Reporting

There has been no change in internal controls over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.        [Reserved]

Item 16A.     Audit Committee’s Financial Expert

Our Board of Directors has determined that Mr. Alejandro Ortega Aguayo, a member of our Audit Committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A. The shareholders’ meeting of April 21, 2023, appointed Mr. Alejandro Ortega Aguayo as the independent director required by the Mexican Securities Law and applicable NASDAQ listing standards and as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.

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

Item 16C.     Principal Accountant Fees and Services Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., an affiliate of a member entity of Deloitte Touche Tohmatsu Limited (Deloitte), during the fiscal years ended December 31, 2021 and 2022:

	2021		2022

	(in thousands of pesos)
Audit fees	Ps.	12,802	Ps.	13,143
Tax fees		—
All other fees		175
Total fees	Ps.	12,977	Ps.	13,143

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

We did not, directly or indirectly, purchase any of our equity securities in 2022.

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

NASDAQ Standards	Our Corporate Governance Practice
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

NASDAQ Standards	Our Corporate Governance Practice

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

Independent Public Accountants Review. Under Mexican law, we must be audited by an independent public accountant that has complied with the requirements established in the “General Provisions applicable to entities and issuers supervised by the CNBV that require external audit services for basic financial statements.” Galaz, Yamazaki, Ruiz Urquiza, S.C., an affiliate of a member entity of Deloitte Touche Thomatsu Limited is our independent auditor.

Item 16H.     Mine Safety Disclosures

Not applicable.

Item 16I.     Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

PART III

Item 17.        Financial Statements

Not applicable.

Item 18.        Financial Statements

Reference is made to pages F-1 through F-76 of this annual report.

Item 19.        Exhibits

Documents filed as exhibits to this annual report.

Exhibit No.	Description

1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of GACN (incorporated by reference to our Form F-20-F filed on April 29, 2022).

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

2.5

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

2.6

Indenture dated as of March 31, 2022 among Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. as Issuer, Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Chihuahua S.A. de C.V. and Aeropuerto de Monterrey, S.A. de C.V., as guarantors, and Monex Casa de Bolsa, S.A. de C.V., Monex Grupo Financiero, as common representative, for Ps.2,300,000 thousand 7-year peso denominated notes (certificados bursátiles) issued on March 31, 2022 (incorporated by reference to our Form F-20-F filed on April 29, 2022).

Exhibit No.	Description

2.7*

Indenture dated as of March 10, 2023 among Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. as Issuer, Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Chihuahua S.A. de C.V. and Aeropuerto de Monterrey, S.A. de C.V., as guarantors, and Monex Casa de Bolsa, S.A. de C.V., as Common Representative, for Ps.2,560,000 thousand 7-year peso denominated sustainability-linked notes (certificados bursátiles) issued on March 10, 2023.

2.b*	Agreement to Furnish Debt Instruments

2.d*	Description of the registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

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

8.1	List of subsidiaries of GACN (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2018 filed on April 30, 2019).

11.1*	Code of Ethics of the Company, dated as of February 16, 2023.

12.1*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 28, 2023.

12.2*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 28, 2023.

13.1*	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 28, 2023.

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	XBRL Schema Document.

101.CAL	XBRL Calculation Linkbase Document.

101.DEF	XBRL Definition Linkbase Document.

101.LAB	XBRL Label Linkbase Document.

101.PRE	XBRL Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

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

Dated: April 28, 2023

*****

Grupo Aeroportuario del Centro

Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Financial Statements for the Years Ended December 31, 2022, 2021 and 2020, and Report of Independent Registered Public Accounting Firm Dated April 28, 2023

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the Years Ended December 31, 2022, 2021 and 2020

Index for Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm to the Shareholders and the Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Thousands of Mexican pesos)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries (the “Company”) as of December 31, 2022, 2021 and 2020, the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows, for the years then ended and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3d. to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Mexico.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter Description

The Company is obligated to incur expenditures for improvements to concessioned assets and major maintenance in accordance with the Master Development Program (MDP). During the year ended December 31, 2022, the Company spent $2,649,423 and $397,963, in improvements to airport concessions and major maintenance work, respectively. These expenditures must comply with the MDP to be recovered through increases in rates that the Company may charge for aeronautical services.

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

/s/ Galaz, Yamazaki, Ruiz Urquiza, S.C.

México City, Mexico

April 28, 2023

We have served as the Company’s auditor since 2000.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note3 d)		December 31,
	Notes	2022		2022		2021		2020
Assets:
Cash and cash equivalents	6	U.S.$	171,349	Ps.	3,336,420	Ps.	5,987,164	Ps.	2,958,804
Accounts receivable, net	7		65,024		1,266,110		1,085,670		833,643
Recoverable taxes			13,309		259,118		275,600		542,365
Advance Payment for constructions to related parties	24		493		9,602		223,498		214,209
Advance Payments to contractors			34,542		672,588		162,165		115,233
Other accounts receivable and prepaid expenses	8		2,549		49,639		42,333		66,575
Total current assets			287,266		5,593,477		7,776,430		4,730,829

Non-current assets:

Property, leasehold improvements and equipment, net	9		131,787		2,566,095		2,724,296		2,700,469
Investment in airport concessions, net	10		715,937		13,940,366		11,680,684		10,229,656
Rights of use of leased assets, net	18		8,474		165,004		197,131		178,247
Other assets, net			2,472		48,127		46,196		34,621
Deferred income taxes	19		38,873		756,909		464,404		317,758

Total non-current assets			897,543		17,476,501		15,112,711		13,460,751
Total assets		U.S.$	1,184,809	Ps.	23,069,978	Ps.	22,889,141	Ps.	18,191,580

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note 3 d)		December 31,
	Notes	2022		2022		2021		2020
Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt	14	U.S.$	61,629	Ps.	1,200,000	Ps.	2,700,000	Ps.	—
Current portion of long-term debt	15		77,036		1,500,000		—		3,013,502
Current portion of major maintenance provision	16		48,748		949,197		692,788		443,570
Current portion of financial leases	18		1,718		33,446		29,332		26,553
Trade accounts payable	12		16,757		326,290		213,207		204,048
Payable taxes and other accrued expenses	13		49,488		963,606		997,854		370,188
Accounts payable to related parties	24		14,713		286,479		269,249		167,704
Total current liabilities			270,089		5,259,018		4,902,430		4,225,565

Non-current liabilities:
Long-term debt	15		384,374		7,484,336		4,996,622		1,496,886
Major maintenance provision	16		53,490		1,041,521		1,048,945		874,415
Guarantee deposits			19,391		377,576		342,120		350,738
Labor obligations	17		6,239		121,477		129,199		115,691
Financial leases	18		8,975		174,759		195,404		168,210
Deferred income taxes	19		2,910		56,671		36,189		133,828
Total non-current liabilities			475,379		9,256,340		6,748,479		3,139,768
Total liabilities			745,468		14,515,358		11,650,909		7,365,333

Commitment and contingencies	20

Shareholders’ equity	22
Contributed capital:
Common stock			15,293		297,782		297,782		300,822
Additional paid-in capital			1,530		29,786		29,786		29,786
			16,823		327,568		327,568		330,608
Earned capital:
Reserve for repurchase of shares			77,036		1,500,000		1,028,188		1,500,000
Retained earnings			335,295		6,528,698		9,702,141		8,824,666
Accumulated other comprehensive loss	23		665		12,945		(1,936)		(4,933)
			412,996		8,041,643		10,728,393		10,319,733
Controlling interest			429,819		8,369,211		11,055,961		10,650,341
Non-controlling interest			9,522		185,409		182,271		175,906

Total shareholders’ equity			439,341		8,554,620		11,238,232		10,826,247
Total liabilities and shareholders’ equity		U.S.$	1,184,809	Ps.	23,069,978	Ps.	22,889,141	Ps.	18,191,580

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Income and Other Comprehensive Income

(Thousands of Mexican pesos, except per share data)

		Thousands of U.S.
		dollars
		(Convenience
		Translation
		Note 3 d)		For the years ended December 31,
	Notes	2022		2022		2021		2020
Revenues:
Aeronautical services	26	U.S.$	362,352	Ps.	7,055,543	Ps.	5,277,728	Ps.	2,942,558
Non-aeronautical services	26		114,516		2,229,802		1,653,379		1,171,039
Construction services	10		136,067		2,649,423		1,788,903		1,253,869
Total revenues			612,935		11,934,768		8,720,010		5,367,466

Operating costs and expenses:
Cost of services, excluding depreciation and amortization	27		47,435		923,638		782,107		765,958
Major maintenance provision	16		24,245		472,077		512,653		392,531
Cost of construction	10		136,067		2,649,423		1,788,903		1,253,869
Administrative expenses			34,286		667,600		586,542		518,059
Concession taxes			22,018		428,717		319,906		199,202
Technical assistance fees	24		9,124		177,667		133,558		81,164
Depreciation and amortization			28,308		551,200		487,230		435,344
Other income, net			(2)		(40)		(1,278)		(129)
Total operating costs and expenses			301,481		5,870,282		4,609,621		3,645,998

Operating income			311,454		6,064,486		4,110,389		1,721,468

Interest expense			47,973		934,102		516,676		420,499
Interest income			(8,798)		(171,312)		(129,479)		(111,889)
Exchange loss (income), net			456		8,871		(112,617)		(79,522)
			39,631		771,661		274,580		229,088

Income before income taxes			271,824		5,292,825		3,835,809		1,492,380

Income tax expense	19		70,643		1,375,520		972,179		394,501

Consolidated net income for the year			201,181		3,917,305		2,863,630		1,097,879
Other comprehensive income (loss):
Items that will not be subsequently reclassified to profit or loss:
Actuarial gain (loss) on labor obligations	17 and 23		1,092		21,258		4,281		(13,039)
Income tax relating to actuarial loss (gain) on labor obligations	23		(328)		(6,377)		(1,284)		3,912
Total other comprehensive income (loss)			764		14,881		2,997		(9,127)

Total comprehensive income for the year		U.S.$	201,946	Ps.	3,932,186	Ps.	2,866,627	Ps.	1,088,752
Consolidated net income attributable to:
Controlling interest		U.S.$	200,342	Ps.	3,900,967	Ps.	2,857,265	Ps.	1,094,358
Non-controlling interest			839		16,338		6,365		3,521
		U.S.$	201,181	Ps.	3,917,305	Ps.	2,863,630	Ps.	1,097,879
Comprehensive income attributable to:
Controlling interest		U.S.$	201,107	Ps.	3,915,848	Ps.	2,860,262	Ps.	1,085,231
Non-controlling interest			839		16,338		6,365		3,521
		U.S.$	201,946	Ps.	3,932,186	Ps.	2,866,627	Ps.	1,088,752
Basic and diluted earnings per share of controlling interest		U.S.$	0.51879	Ps.	10.10169	Ps.	7.35206	Ps.	2.8038
Weighted average shares outstanding			386,169,425		386,169,425		388,634,783		390,313,970

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Changes in Shareholders’ Equity

(Thousands of Mexican pesos, except share data (Note 22))

		Contributed capital						Retained earnings				Accumulated
						Total		Reserve for				other						Total non-		Total
	Number of			Additional		contributed		repurchase of		Retained		comprehensive		Total earned		Total controlling		controlling		shareholders’
	shares	Common stock		paid-in capital		capital		shares		earnings		income		capital		interest		interest		equity

Balance as of January 1, 2020	391,300,815	Ps.	301,739	Ps.	29,786	Ps.	331,525	Ps.	1,257,454	Ps.	8,121,937	Ps.	4,194	Ps.	9,383,585	Ps.	9,715,110	Ps.	172,385	Ps.	9,887,495

Repurchase of shares, net	(1,189,259)		(917)		—		(917)		(149,083)		—		—		(149,083)		(150,000)		—		(150,000)
Increase in reserve for repurchase of shares	—		—		—		—		391,629		(391,629)		—		—		—		—		—
Consolidated comprehensive income	—		—		—		—		—		1,094,358		(9,127)		1,085,231		1,085,231		3,521		1,088,752

Balance as of December 31, 2020	390,111,556		300,822		29,786		330,608		1,500,000		8,824,666		(4,933)		10,319,733		10,650,341		175,906		10,826,247

Repurchase of shares, net	(3,942,131)		(3,040)		—		(3,040)		(471,812)		—		—		(471,812)		(474,852)		—		(474,852)
Dividends paid	—		—		—		—		—		(1,979,790)		—		(1,979,790)		(1,979,790)		—		(1,979,790)
Consolidated comprehensive income	—		—		—		—		—		2,857,265		2,997		2,860,262		2,860,262		6,365		2,866,627

Balance as of December 31, 2021	386,169,425		297,782		29,786		327,568		1,028,188		9,702,141		(1,936)		10,728,393		11,055,961		182,271		11,238,232

Increased in reserve for repurchase of shares	—		—		—		—		471,812		(471,812)		—		—		—		—		—
Dividends paid	—		—		—		—		—		(6,602,598)		—		(6,602,598)		(6,602,598)		(13,200)		(6,615,798)
Consolidated comprehensive income	—		—		—		—		—		3,900,967		14,881		3,915,848		3,915,848		16,338		3,932,186

Balance as of December 31, 2022	386,169,425	Ps.	297,782	Ps.	29,786	Ps.	327,568	Ps.	1,500,000	Ps.	6,528,698	Ps.	12,945	Ps.	8,041,643	Ps.	8,369,211	Ps.	185,409	Ps.	8,554,620

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

	Thousands of U.S.
	dollars
	(Convenience
	Translation
	Note 3 d)		Year ended December 31,
	2022		2022		2021		2020
Cash flows from operating activities:
Income before income taxes	U.S.$	271,824	Ps.	5,292,825	Ps.	3,835,809	Ps.	1,492,380
Adjustments for:
Depreciation and amortization		28,308		551,200		487,230		435,344
Major maintenance provision		24,245		472,077		512,653		392,531
Increase in allowance for doubtful accounts		242		4,711		646		18,342
Gain on sales of property and equipment		(2)		(40)		(1,520)		(5,380)
Present value of major maintenance provision		8,981		174,871		114,137		75,262
Interest income		(8,798)		(171,312)		(129,479)		(111,889)
Interest expense		38,992		759,231		402,538		345,237
Exchange differences		285		5,546		(84,916)		(72,253)
		364,076		7,089,109		5,137,098		2,569,574
(Increase) trade accounts receivable, net		(9,509)		(185,151)		(252,673)		(94,229)
Decrease (increase) recoverable tax		846		16,482		266,765		(246,597)
(increase) decrease of repayment for contractors, other accounts receivable and prepaid expenses		(11,078)		(215,713)		14,175		(16,576)
Increase (decrease) trade accounts payable		6,178		120,299		(32,374)		7,384
Increase (decrease) payable taxes and other accrued expenses		1,739		33,865		(98,515)		48,472
Income taxes paid		(88,435)		(1,721,967)		(491,542)		(747,867)
Increase (decrease) related parties, net		10,137		197,383		97,780		(72,554)
Major maintenance provision		(20,438)		(397,963)		(203,042)		(103,704)
Increase (decrease) guarantee deposits and labor obligations		2,516		48,992		9,172		(40,425)
Net cash flows from operating activities		256,032		4,985,336		4,446,844		1,303,478
Cash flows from investment activities:
Acquisition of property and equipment		(12,144)		(236,468)		(101,333)		(157,992)
Other non-current assets		(1,059)		(20,625)		—		(65)
Proceeds from sale of property and equipment		2		40		1,520		5,380
Acquisition of improvements in concessioned assets		(137,073)		(2,669,018)		(1,824,557)		(1,283,642)
Interest received		8,798		171,312		129,479		111,889
Net cash flows used by investing activities		(141,476)		(2,754,759)		(1,794,891)		(1,324,430)
Cash flow from financing activities:
Borrowings of long-term debt	U.S.$	61,629	Ps.	1,200,000	Ps.	2,700,000	Ps.	—
Payment of long-term debt		(138,664)		(2,700,000)		(13,967)		(42,592)
Issuance of debt securities		205,428		4,000,000		3,500,000		—
Amortization of debt securities		—		—		(3,000,000)		—
Debt issuance cost		(723)		(14,076)		(12,859)		—
Repurchase of shares		—		—		(474,852)		(150,000)
Loans obtained from related parties		2,013		39,200		—		41,895
Loan payments to related parties		—		—		(7,350)		—
Interest paid		(37,589)		(731,915)		(364,324)		(320,866)
Dividends paid		(339,768)		(6,615,798)		(1,979,790)		—
Financial leases payments		(2,731)		(53,185)		(54,589)		(57,325)
Net cash used by financing activities		(250,405)		(4,875,774)		292,269		(528,888)
Net (decrease) increase in cash and cash equivalents		(135,849)		(2,645,197)		2,944,222		(549,840)
Effects of exchange rate changes on the foreign currency cash balance		(285)		(5,547)		84,138		78,771
Cash and cash equivalents at the beginning of the year cash balance		307,483		5,987,164		2,958,804		3,429,873
Cash and cash equivalents at the end of the year	U.S.$	171,349	Ps.	3,336,420	Ps.	5,987,164	Ps.	2,958,804

Noncash investing activities which are not reflected in the consolidated statements of cash flows:
Acquisition of property, leasehold improvements and equipment, including finance leases	U.S.$	7		137	Ps.	—	Ps.	250
Acquisition of improvements in concessioned assets		3,318		64,615		58,925		29,342

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Mexican pesos, except otherwise indicated)

1.           Nature of business operations

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. (“GACN” or the “Company”), is an affiliate of Servicios de Tecnología Aeroportuaria, S. A. de C.V. (“SETA”) and as of December 7, 2022, is an indirect subsidiary of VINCI Airports SAS ("VINCI") (note 2a). GACN is a holding company, whose subsidiaries are engaged in the administration, operation, and use of 13 airports under a concession granted by the Mexican Government through the Ministry of Infrastructure Communications and Transportation. The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón, and Zacatecas. The Company also generates revenue from hotel services provided by Consorcio Grupo Hotelero T2, S.A. de C.V. (the Terminal 2 NH Hotel) and Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I. de C.V. (the Hilton Garden Inn Hotel), located at Terminal 2 of the Mexico City International Airport and at Monterrey International Airport, respectively.

The address of the Company’s corporate office is Patriotismo #201, 5th Floor, San Pedro de los Pinos, Mexico City, Zip Code 03800.

2.           Significant events

a)	Share purchase and sale agreement.

On July 31, 2022, a subsidiary of VINCI Airports SAS (“VINCI”) entered into a share purchase and sale agreement to indirectly acquire 29.99% of the shares representing the outstanding capital stock of Grupo Aeroportuario del Centro Norte, S. A. B. de C.V. The consummation of the sale and purchase was subject to certain closing conditions common to this type of transaction.

On December 7, 2022, the indirect acquisition of 29.99% of the shares representing the capital stock of GACN was consummated. The transaction was carried out through the purchase by VINCI of 100% of the shares representing the capital stock of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”) and of Aerodrome Infrastructure S.á r. l. (“Aerodrome”) which, as of the date of the sale, owned 49,766,000 series BB shares of GACN and 7,516,377 series B shares of GACN , in the case of SETA, and 58,529,833 series B shares of GACN , in the case of Aerodrome.

The purchase price for SETA was approximately US$578.7 million and for Aerodrome, net of debt, including intercompany debt of Aerodrome, was approximately US$240.8 million.

This transaction had no financial and accounting effect that had to be recognized in the Company's financial statements as the indirect acquisition of shares of GACN did not represent any resources received or expenditure made by the Company, nor a change in the number of shares outstanding.

b)	Debt issuance and repayment of bank loans

On March 31, 2022, GACN issued sustainability-linked debt securities for a total of Ps.4,000,000 in two tranches, one at a variable rate and the other at a fixed rate. The variable rate tranche, in the amount of Ps.1,700,000, matures in 5 years and bears interest at 28-day TIIE plus 14 basis points.

The fixed rate tranche, in the amount of Ps.2,300,000, maturing in 7 years, bears interest at a rate of 9.35%. In both cases, the principal amount will be paid in a single installment at maturity.

The proceeds of the issuance were used to repay Ps.2,700,000 of short-term bank debt and the remainder will be used primarily to finance the investment plan under the Master Development Programs of the group’s airports.

c)	Dividend payments

On January 7, 2022, in accordance with the resolutions adopted by its General Ordinary and Extraordinary Shareholders’ Meeting, held on December 22, 2021, the Board of Directors with the power delegated by the Shareholders’ Meeting, determined the payment of a cash dividend of Ps.4,370,000 to be paid in a single installment of Ps.11.202023995 per share. The payment date was January 19, 2022, upon delivery of coupon number 4.

At the Annual Ordinary Stockholders’ Meeting held on April 22, 2022, the stockholders approved the payment of a cash dividend of Ps. 2,300,000 in two installments: the first dividend amounted to Ps. 1,800,000, or 4.614064804 pesos per share, which was paid on May 24, 2022, and the second amounted to Ps. 500,000, or 1.28168466 pesos per share, which was paid on July 25, 2022.

3.           Basis of presentation and consolidation

a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), including amendments and interpretations, as issued by the International Accounting Standards Board (IASB).

b)	Consolidated statement of financial position

According to the requirements of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), GACN must present as part of its basic consolidated financial statements, a third year in the consolidated statement of financial position.

c)	Basis of preparation

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

Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, lease transactions that are within the scope of IFRS 16 Leases, and valuations that have some similarities to fair value but are not fair value, such as the net realizable value of IAS 2 or the value in use of IAS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1: Inputs are quoted prices for identical assets or liabilities that the Company can access at the measurement date.

●	Level 2: Inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3: Inputs are unobservable inputs for the asset or liability.

d)	Convenience translation

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2022, and for the year then ended have been translated into U.S. dollar amounts at the exchange rate of Ps.19.4715 pesos per U.S. dollar, as published by Banco de México. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

e)	Reporting and functional currency

The Mexican peso, legal currency of the United Mexican States is the currency in which the consolidated financial statements are presented (reporting currency) and the Company’s functional currency. Transactions in currencies other than the peso are recorded in accordance with established policies described in note 4 b.

f)	Consolidated statements of income and other comprehensive income

The Company chose to present the consolidated statement of income and other comprehensive income in a single statement, as well as presenting operating income in such statement in accordance with practices in the industry. Costs and expenses were classified according to their nature.

g)	Statement of Cash Flows

The Company presents the cash flows from operating activities using the indirect method, in which the profit or loss is adjusted to reflect the effect of transactions that do not require cash flow, including those associated with investment or financing activities.

h)	Principles of consolidation

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

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2022, were the same as those applied in the consolidated financial statements for 2021 and 2020, except for the standards and interpretations described in paragraph (a) (I) included below, which were applicable to the Company and were effective during 2022.

a.	Adoption of new and revised International Financial Reporting Standards

I.	Application of new and modified International Financing Reporting Standards (“IFRSs” or “IAS”) that are mandatorily effective for the accounting period beginning on or after 2022.

In the current year, the Company has applied a number of amendments to IFRS Accounting Standards issued by the International Accounting Standards Board (IASB) that are mandatorily effective for the accounting period starting on or after 1 January 2022. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Amendments to IFRS 3 Reference to the Conceptual Framework

The Company has adopted the amendments to IFRS 3 Business Combinations for the first time in the current year. The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework.

They also add to IFRS 3 a requirement that, for obligations within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events.

For a levy that would be within the scope of IFRIC 21 Levies, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date.

Amendments to IAS 16 Property, Plant and Equipment— Proceeds before Intended Use

The Company has adopted the amendments to IAS 16 Property, Plant and Equipment for the first time in the current year. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use,

The amendments also clarify the meaning of 'testing whether an asset is functioning properly’. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes.

If not presented separately in the statement of comprehensive income, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line item(s) in the statement of comprehensive income include(s) such proceeds and cost.

Annual Improvements to IFRS Accounting Standards 2018-2021 Cycle

The Company has adopted the amendments included in the Annual Improvements to IFRS Accounting Standards 2018-2020 Cycle for the first time in the current year. The Annual Improvements include amendments to four standards.

IFRS 1 First-time Adoption of International Financial Reporting Standards

IFRS 9 Financial Instruments

The amendment clarifies that in applying the ‘10 per cent’ test to assess whether to derecognize a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

IFRS 16 Leases – The amendment removes the illustration of the reimbursement of leasehold improvements.

II.	New and modified IFRS Standards in issue but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new and modified IFRS Standards that have been issued but are not yet effective:

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (2)
Amendments to IAS 1	Classification of Liabilities as Current or Non-current. (1)
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies (2)
Amendments to IAS 8	Definition of Accounting Estimates (1)
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction. (1)

1)	Effective for annual periods beginning on January 1, 2023
2)	Effective day has not yet been defined by the IASB.

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

As of December 31, 2022, 2021 and 2020, all of the Company’s financial assets have been recognized at amortized cost.

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

Financial assets at fair value through other comprehensive income are those whose business model is based on obtaining contractual cash flows and selling financial assets, in addition to their contractual conditions giving rise, on specified dates, to cash flows that they are only payments of the principal and interest on the outstanding principal amount. As of December 31, 2022, the Company does not have financial assets at fair value through other comprehensive income.

iii)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified at fair value through profit or loss when the financial asset is held for trading, or it is designated as fair value through profit or loss. As of December 31, 2022, 2021 and 2020, the Company does not have financial assets at fair value through profit.

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

iv)	Measurement and recognition of expected credit losses

According to IFRS 9, the Company recognizes a provision of expected credit losses in the financial assets such as trade receivables and other financial assets. The expected credit losses on these financial assets are estimated from the initial recognition of the asset at each reporting date, using as a reference the past experience of the Company’s credit losses, adjusted for factors that are specific to the debtors or groups of debtors, the general economic conditions and an assessment of both, management and conditions existing as of the reporting date, including the time value of money where appropriate.

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

Lease payments included in the measurement of the lease liability comprise in:

●	Fixed payments, (including in-substance fixed payments, less any lease incentives receivable.
●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date.
●	The amount expected to be payable by the lessee under a residual value guarantee.
●	The exercise price of purchase options if the lessee is reasonably certain to exercise the options, and
●	Payments of penalties for terminating the lease if the lease term reflects the exercise of an option to terminate the lease.

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

This item consists of the rights paid to manage, operate and, in certain cases make capital investments to 13 airports based on a concession granted by the Mexican Government through the Ministry of Infrastructure Communications and Transportation, and to use their facilities, for a 50-year term, beginning in 1998.

Investment in concessions includes the rights to use airport facilities of airport concessions and improvements to concessioned assets and represents the amount granted by the Ministry of Infrastructure Communications and Transportation to each airport concessions, plus improvements made to each individual concession since the time of grant.

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

Intangible assets with indefinite useful life and intangible assets not yet available for use are tested for impairment at least annually, and whenebver there is an indication that the asset may be impaired.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The Company determined recoverability of its deferred tax assets for each subsidiary based on its projections of future taxable income, which include the Master Development Program and the maximum rates for the period 2021-2025 approved by the Ministry of Infrastructure Communications and Transportation.

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

As a result of the Income Tax Law of 2014, as of December 31, 2022 and 2021, the PTU is determined based on taxable income according to section I of article 9 of the same Law.

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related services.

Benefits from retirement and termination

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

For defined benefit retirement benefit plans for termination and seniority premium, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated financial statements with a charge or credit recognized in other comprehensive income in the period in which they occur.

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

The revenues are recognized at the fair value of the consideration received or receivable, net of any discount. The Company applies a 5-step approach to revenue recognition:

●	Step 1: Identify the contract(s) with a customer.
●	Step 2: Identify the performance obligations in the contract.
●	Step 3: Determine the transaction price.
●	Step 4: Allocate the transaction price to the performance obligations in the contract.
●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Under this scope, the Company recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

Revenues are mainly generated from the delivery of aeronautical and non-aeronautical services.

Aeronautical services

Consist mainly of revenues generated from activities related to services provided to airlines and passengers. These revenues are subject to a system of prices regulated by the Ministry of Infrastructure Communications and Transportation, which establishes a maximum rate for such aeronautical and complementary services provided at each airport. Such revenues are recognized when the related services are rendered.

With the objective of increasing demand for aeronautical traffic at its airports, the Company implemented an incentive program to its airline customers linked to an increase in airline traffic and the opening of new routes, which is subject to certain restrictions. These incentives are recorded as a reduction of revenues over the period they are provided to clients (see note 26).

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

The Company’s policy for recognition of revenue from operating leases is described in detail, in subparagraph f) of this note (the Company as lessor).

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

The Company determined the recoverable amount of the cash-generating unit corresponding to NH T2 by estimating the value in use, which uses cash flow projections based on projections over the remaining life of the lease until 2029, discounted at an after-tax discount rate of between 12.0% to 13.0%. Over the projection period, management considers an occupancy rate of 81% in 2023, gradually recovering to an average of 82% by 2024 onwards. It is also estimated that the average tariff would exceed 2019 levels in 2022 and forward is restated for the effects of the hotel remodeling executed in 2022 and 2023, and subsequently for inflation. The Company’s management, based on value-in-use calculations, has not identified any impairment as the recoverable amount exceeds the carrying value of the cash generating unit by approximately 18%. The recoverable amount includes the carrying value of the finance lease.

Management estimates that the value in use considering an average tariff reduction of 19.3% or an occupancy rate 1,566 basis points lower than estimated during the projection period would equal the carrying value of the cash generating unit.

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

Although these estimates were made based on the best information available as of December 31, 2022, 2021 and 2020 it is possible that future events may require the Company to modify (increase or decrease) the amounts in the coming years, which in such case would be applicable on a prospective basis by recognizing the effects of changes in estimates in the corresponding consolidated financial statements.

6.           Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	December 31,
	2022		2021		2020

Cash	Ps.	3,335,384	Ps.	5,986,217	Ps.	2,360,422
Cash equivalents:
Bank notes		—		—		598,382
Money market investment funds		1,036		947		—
	Ps.	3,336,420	Ps.	5,987,164	Ps.	2,958,804

7.           Accounts receivable

a.           The balance of accounts receivable is as follows:

	December 31,
	2022		2021		2020
Receivables	Ps.	1,278,510	Ps.	1,106,002	Ps.	854,402
Allowance for doubtful accounts (note 7 b.)		(12,400)		(20,332)		(20,759)
	Ps.	1,266,110	Ps.	1,085,670	Ps.	833,643

Accounts receivables represent principally the passenger charges (TUA) paid by each passenger (other than diplomats, infants, and transit passengers) using the airports operated by the Company. These TUA are collected by airlines and subsequently paid to the Company. As of December 31, 2022, 2021 and 2020, amounts receivable for passenger charges amounted to Ps.1,130,427, Ps.952,522 and Ps.658,269, respectively.

The Company’s management considers that the carrying amount of accounts receivable approximates its fair value given their short-term nature. No interest income is generated by any short-term account receivable. As of December 31, 2022, 2021 and 2020, the balance of the allowance for doubtful accounts was Ps.12,400, Ps.20,332 and Ps.20,759, respectively.

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

	December 31,
	2022	2021	2020
	%	%	%
Accounts receivable:
Aeroenlaces Nacionales, S. A. de C. V.	31.3	35.8	33.0
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	27.0	24.0	28.1
Aerolitoral, S. A. de C. V.	9.0	8.8	9.0
Aerovías de México, S. A. de C.V.	11.9	10.4	4.7

	Year ended December 31,
	2022	2021	2020
	%	%	%
Revenues by client:
Aerolitoral, S. A. de C. V.	6.9	8.1	10.5
Aeroenlaces Nacionales, S. A. de C. V.	27.6	28.5	21.0
ABC Aerolíneas, S. A. de C. V.	—	—	4.2
Concesionaria Vuela Compañía de Aviación, S. A. P. I. de C. V.	20.1	19.3	17.4
Aerovías de México, S. A. de C. V.	8.3	6.8	4.7

On June 30, 2020, Grupo Aeromexico, S.A.B. de C.V. and certain of its subsidiaries, including Aerolitoral, S.A. de C.V. and Aerovias de Mexico, S.A. de C.V. entered into reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Law. On March 17, 2022, Grupo Aeromexico, S.A.B. de C.V. and its subsidiaries completed their financial restructuring process as the reorganization plan came into effect.

As of December 31, 2022 and 2021, and the date of issuance of the financial statements, both Aerolitoral, S.A. de C.V. and Aerovias de Mexico, S.A. de C.V. are substantially current in their payments with the Company and continue to operate the Company's Airports.

During the last quarter of 2020, ABC Aerolíneas, S.A. de C.V. ceased operating at the Company's Airports. The amount of accounts receivable from this customer at December 31, 2022 and 2021, is not material.

b.           The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2022		2021		2020

Beginning balance	Ps.	20,332	Ps.	20,759	Ps.	8,992
Increase		4,711		646		18,342
Cancellation		(12,643)		—		(5,542)
Write-off		—		(1,073)		(1,033)
Ending balance	Ps.	12,400	Ps.	20,332	Ps.	20,759

The write-off of doubtful accounts is recognized once the Company has exhausted all means for collection of the account.

The movements in the estimate for customer impairment in 2022, with the expected loss model used by the Company, are presented below:

	Airports		Others		Total

Gross book value	Ps.	1,213,857	Ps.	52,253	Ps.	1,266,110
Collateral		1,419,109		29,363		1,448,472

Probability of default in range		0% - 100%		0% - 100%
Loss due to default range		0% - 100%		0% - 100%
Beginning balance of impairment of account receivable	Ps.	16,894	Ps.	3,438	Ps.	20,332
Increase in the provision		4,195		516		4,711
Write-off		(9,084)		(3,559)		(12,643)
Ending balance	Ps.	12,005	Ps.	395	Ps.	12,400

8.           Other accounts receivable and prepaid expenses

Other accounts receivable and prepaid expenses are comprised as follows:

	December 31,
	2022		2021		2020

Prepaid expenses	Ps.	41,132	Ps.	33,180	Ps.	59,033
Guarantee deposits		6,987		6,952		6,167
Others		1,520		2,201		1,375
	Ps.	49,639	Ps.	42,333	Ps.	66,575

9.           Property, leasehold improvements and equipment

Property, leasehold improvements and equipment are as follows:

	December 31,
	2022		2021		2020
Net carrying value:
Land (see note 10)	Ps.	1,426,363	Ps.	1,709,508	Ps.	1,709,508
Leasehold improvements		910,312		857,274		854,829
Machinery and equipment		41,297		53,600		72,867
Furniture and office equipment		50,106		22,786		27,940
Transportation equipment		38		51		287
Computer equipment		6,136		5,857		2,838
Construction in progress for leasehold improvements		131,843		75,220		32,200
	Ps.	2,566,095	Ps.	2,724,296	Ps.	2,700,469

													Construction
					Machinery		Furniture						in progress of
			Leasehold		and		and office		Transportation		Computer		leasehold
Cost	Land		improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2020	Ps.	1,709,508		1,058,546		206,345		159,735		21,655		67,575		29,025		3,252,389
Acquisitions		—		—		8,380		440		—		3,973		134,821		147,614
Transfer		—		130,420		—		—		—		—		(130,420)		—
Other		—		—		—		(206)		—		(3,097)		(1,226)		(4,529)

Balance as of December 31, 2020		1,709,508		1,188,966		214,725		159,969		21,655		68,451		32,200		3,395,474
Acquisitions		—		463		208		1,908		—		5,023		114,129		121,731
Disposals		—		—		—		—		(2,393)		—		—		(2,393)
Transfer		—		70,373		53		590		—		—		(71,109)		(93)
Other		—		—		(7,237)		—		(1,003)		(330)		—		(8,570)

Balance as of December 31, 2021		1,709,508		1,259,802		207,749		162,467		18,259		73,144		75,220		3,506,149
Acquisitions		583		10,986		1,473		38,886		—		3,170		182,766		237,864
Disposals		—		—		—		—		—		(45)		—		(45)
Reclassification to improvements (note 10)		(283,728)		—		—		—		—		—		—		(283,728)
Transfers		—		113,155		—		—		—		—		(113,155)		—
Other		—		(1,697)		1,315		—		—		—		(12,988)		(13,370)
Balance as of December 31, 2022	Ps.	1,426,363	Ps.	1,382,246	Ps.	210,537	Ps.	201,353	Ps.	18,259	Ps.	76,269	Ps.	131,843	Ps.	3,446,870

											Construction in
					Furniture and						progress of
Accumulated	Leasehold		Machinery and		office		Transportation		Computer		leasehold
Depreciation	improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2020	Ps.	(272,461)		(122,734)		(124,630)		(20,100)		(65,363)		—		(605,288)
Depreciation		(61,676)		(19,124)		(7,720)		(1,268)		(2,532)		—		(92,320)
Disposals		—		—		—		—		—		—		—
Other		—		—		321		—		2,282		—		2,603

Balance as of December 31, 2020		(334,137)		(141,858)		(132,029)		(21,368)		(65,613)		—		(695,005)
Depreciation		(68,391)		(19,347)		(7,652)		(64)		(2,027)		—		(97,481)
Disposals		—		7,056		—		2,446		—		—		9,502
Other		—		—		—		778		353		—		1,131

Balance as of December 31, 2021		(402,528)		(154,149)		(139,681)		(18,208)		(67,287)		—		(781,853)
Depreciation		(69,406)		(15,091)		(11,566)		(13)		(2,891)		—		(98,967)
Disposals		—		—		—		—		45		—		45

Balance as of December 31, 2022	Ps.	(471,934)	Ps.	(169,240)	Ps.	(151,247)	Ps.	(18,221)	Ps.	(70,133)	Ps.	—	Ps.	(880,775)

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

Since the concessionaire is part of an integrated economic group, the concessionaire and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V, they will respond jointly and severally to the Ministry of Infrastructure Communications and Transportation, regarding the obligations contained in each of the concessions granted and as indicated in the concession title. The terms and conditions of each concession contract have been fulfilled in all important aspects during the years ended December 31, 2022, 2021 and 2020.

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

As of December 31, 2022, 2021 and 2020, the carrying value of the right to use airport facilities, airport concessions and improvement to concessioned assets classified as intangible assets are as follows:

	December 31,
	2022		2021		2020
Projects completed and in operation:
Airport concessions	Ps.	605,643	Ps.	605,643	Ps.	605,643
Rights to use airport facilities		3,356,762		3,356,762		3,356,762
Improvements to concessioned assets (see note 15)		11,873,540		9,694,492		8,594,136
Improvements to concessioned assets in progress		1,774,167		1,303,793		615,246
Accumulated amortization		(3,669,746)		(3,280,006)		(2,942,131)
	Ps.	13,940,366	Ps.	11,680,684	Ps.	10,229,656

The changes in investment in concessions are as follows:

	December 31,
	2022		2021		2020
Investment in airport concessions
Beginning balance	Ps.	14,960,690	Ps.	13,171,787	Ps.	11,917,919
Land transfer		283,728
Increase		2,365,694		1,788,903		1,253,868
Ending balance		17,610,112		14,960,690		13,171,787
Amortization of airport concessions:
Beginning balance		(3,280,006)		(2,942,131)		(2,650,808)
Increase		(389,740)		(337,875)		(291,323)
Ending balance		(3,669,746)		(3,280,006)		(2,942,131)
Net investment in airport concessions	Ps.	13,940,366	Ps.	11,680,684	Ps.	10,229,656

Master Development Plan – The Company is obligated to carry out maintenance, improvements to concessioned assets and acquire fixed assets according to the Master Development Program. The Master Development Program for 2021-2025 is Ps.11,979,621 in pesos with purchasing power of December 31, 2019, and Ps.15,757,214 in pesos with purchasing power of December 31, 2022, as updated with the National Producer Price Index (INPPIC) of the construction industry, in accordance with the concession contract. The amount to be incurred as of December 31, 2022, is Ps.10,537,956, which is anticipated to be carried out as follows:

Year	Amount
2023	Ps.	4,597,075
2024		3,142,361
2025		2,798,520
	Ps.	10,537,956

The Master Development Program for the previous five-year period 2016-2020, was Ps.4,445,653, with purchasing power as of December 31, 2014, and Ps.6,303,586 with purchasing power as of December 31, 2020, as updated with the INPPIC. The amount pending to be exercised as of December 31, 2020, is Ps.264,783, was applied during 2021, with no remaining balance to be exercised.

Between 2007 and 2011, the Company carried out a series of sales and exchanges of land located next to the Monterrey Airport to allow for future growth of the Airport, including the construction of a second runway that the Airport intends to build in the future. As of December 31, 2022, such land had a carrying value of Ps.1,422,046.

On December 4, 2012, the Monterrey Airport received authorization from the Federal Civil Aviation Agency (“AFAC”) to include Ps.386,538 (amount expressed in nominal pesos of 2009) in investments as part of Master Development Program for 2011-2015.

Additionally, during the 2011 Master Development Program revision, Ps.77,306 was included due to an extraordinary adjustment in its maximum tariff under the Master Development Program. The remaining investment to be recognized for a cost of Ps.694,390 (amount expressed in 2009 nominal pesos), has been included in the indicative periods 2026-2035 of the approved Master Development Program. This amount may not be recognized by the Ministry of Infrastructure Communications and Transportation in the future. The final recovery amounts are adjusted annually based on INPPIC excluding oil.

The land acquired is property of the Company’s Airports, and is classified in the consolidated statements of financial position under the headings of property, leasehold improvements and equipment.

During 2022, the Monterrey Airport completed the donation of certain land in favor of the Federal Government, acting through the Ministry of Infrastructure, Communications and Transportation, with a book value of Ps.283,728 on account of the amounts previously recognized in the 2011-2015 Master Development Program, and which will be incorporated into the Monterrey Airport concession. As a result, such value was reclassified from property, leasehold improvements and equipment to improvements in concessioned assets. The rest of the land will remain classified as property, leasehold improvements and equipment until the negotiations with the AFAC have concluded. If the AFAC recognizes the land as part of the concession investment, it is estimated that the property will be transferred to the Federal Government. At the time of such recognition, the Company shall reclassify the asset as investment in airport concessions (improvements in concessioned assets), which will be subject to amortization for the remaining period of the concession.

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

11.         Composition of GACN

a.	The following tables set forth information about the composition of GACN as of December 31, 2022, 2021 and 2020:

		Number of
	Place of	subsidiaries
	incorporation and	December 31,
Principal activity	operation	2022, 2021, 2020
Airports	Mexico	13
Hotels	Mexico	2
Services	Mexico	9
		24

b.	The consolidated subsidiaries are as follows:

Name of subsidiary	Ownership Percentage
Airport services;
Aeropuerto de Monterrey, S. A. de C. V.	100%
Aeropuerto de Acapulco, S. A. de C. V.	100%
Aeropuerto de Mazatlán, S. A. de C. V.	100%
Aeropuerto de Zihuatanejo, S. A. de C. V.	100%
Aeropuerto de Culiacán, S. A. de C. V.	100%
Aeropuerto de Ciudad Juárez, S. A. de C. V.	100%
Aeropuerto de Chihuahua, S. A. de C. V.	100%
Aeropuerto de Torreón, S. A. de C. V.	100%
Aeropuerto de Durango, S. A. de C. V.	100%
Aeropuerto de Tampico, S. A. de C. V.	100%
Aeropuerto de Reynosa, S. A. de C. V.	100%
Aeropuerto de Zacatecas, S. A. de C. V.	100%
Aeropuerto de San Luis Potosí, S. A. de C. V.	100%
Hotels and Services:
Operadora de Aeropuertos del Centro Norte, S. A. de C. V.	100%
Servicios Aeroportuarios del Centro Norte, S. A. de C. V.	100%
Servicios Aero Especializados del Centro Norte, S. A. de C. V.	100%
OMA Logística, S. A. de C. V. (1)	100%
Holding Consorcio Grupo Hotelero T2, S. A. de C. V. (2)	100%
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

As of December 31, 2022, 2021 and 2020, the Company has not made investments in shares of any structured or investment-related entity.

12.         Trade accounts payable

Trade accounts payable consist of the following:

	December 31,
	2022		2021		2020
Suppliers and contractors	Ps.	223,153	Ps.	123,330	Ps.	107,507
Customer advances		46,377		58,512		91,841
Statutory employee profit sharing		56,760		31,365		4,700
	Ps.	326,290	Ps.	213,207	Ps.	204,048

13.         Payable taxes and other accrued expenses

Tax payable and other accrued expenses are comprised of the following:

	December 31,
	2022		2021		2020
Accrued expenses	Ps.	265,358	Ps.	210,515	Ps.	172,847
Taxes payable other than income tax		551,133		713,850		153,046
Accrued interest		147,115		73,489		44,295
	Ps.	963,606	Ps.	997,854	Ps.	370,188

14.         Short-term debt

Short-term debt is comprised of credit lines denominated in pesos, with unsecured guarantees as follows:

	2022		2021
Bank loan with HSBC Mexico for Ps.600,000 for six months with unsecured collateral at a variable rate of TIIE 91 plus 0.60 percentage point.	Ps.	600,000
Bank loan with Banco Nacional de México for Ps.400,000 for six months with unsecured collateral at a variable rate of TIIE 28 plus 1.0 percentage point.		400,000
Credit line of credit with Banco Santander Mexico for Ps.200,000 for 3 months with unsecured collateral at a variable rate of TIIE rate plus 1.40 percentage point.		200,000
Bank loan with Banco Nacional de México for Ps.1,000,000, for six months at a variable rate of TIIE 28 plus 1.0 percentage point.			Ps.	1,000,000
Bank loan with HSBC Mexico for Ps.900,000, for six months, at a variable rate of TIIE 91 plus 0.50 percentage points.				900,000
Credit line with Banco Santander Mexico for Ps.1,000,000, for six months at a variable rate TIIE 28 plus 1.55 percentage points on average.				800,000
Total short-term debt	Ps.	1,200,000	Ps.	2,700,000

As of the date of authorization of the accompanying consolidated financial statements, the Company has uncommitted, available short-term lines of credit with financial institutions in the amount of Ps.1,200,000.

15.         Long-term debt

The long-term debt with credit institutions, debt issuances and other marketable securities is comprised as follows:

	December 31,
	2022		2021		2020
Debt securities issued in the Mexican market on June 16, 2014, for Ps. 3,000,000, accruing interest at a fixed rate of 6.85%, for a 7-year term maturing on June 7, 2021. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA	Ps.	—	Ps.	—	Ps.	3,000,000

Debt securities issued in the Mexican market on March 26, 2013, for Ps. 1,500,000, accruing interest at a fixed rate of 6.47%, for a 10-year term maturing on March 14, 2023. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA		1,500,000		1,500,000		1,500,000
Unsecured lines of credit with Private Export Funding Corporation (supported by Ex-Im Bank) for U.S.$ 25,365 thousand maturing on December 21, 2021. As December 31, 2020, outstanding amounts were U.S.$ 678 thousand. Baggage screening equipment was pledged to secure the loan ⁽²⁾. The loan accrues interest at a three-month London Interbank Offered (“LIBOR”) rate plus 1.25 percentage points, with quarterly payments of principal. As of December 31, 2020, the interest rate was 1.49%.		—		—		13,503

Debt securities (ticker: OMA21V) issued in the Mexican market on April 16, 2021, for Ps. 1,000,000, the loan accrues interest at a TIIE 28 rate (1) plus 75 basis points for a 5-year term maturing on April 10, 2026. Financing of green projects specified in the Bank's framework (note 20 b).		1,000,000		1,000,000		—

Debt securities (ticker: OMA21-2) issued in the Mexican market on April 16, 2021, for Ps. 2,500,000 at an annual fixed rate of 7.83%, for a 7-year term maturing on April 7, 2028 (note 20 b).		2,500,000		2,500,000		—

Sustainability-linked notes (ticker: OMA22L) issued in the Mexican market on March 31, 2022, for Ps. 1,700,000 at a variable rate TIIE 28 days (1) plus 14 basis points for a term of 5 years maturing on March 25, 2027 (note 20 d).		1,700,000		—		—

Sustainability-linked notes (ticker OMA22-2L) issued in the Mexican market on March 31, 2022, for Ps.2,300,000 at an annual fixed rate of 9.35%, with a 7-year term maturing on March 22, 2029 (note 20 d).		2,300,000		—		—
Total long-term debt		9,000,000		5,000,000		4,513,503
Less:
Financing commissions		(15,664)		(3,378)		(3,115)
		8,984,336		4,996,622		4,510,388
Current portion long-term debt		(1,500,000)		—		(3,013,502)
Long-term debt	Ps.	7,484,336	Ps.	4,996,622	Ps.	1,496,886
(1)	The Interbank Offering Rate in Mexico “TIIE” to the 28 and 91-days as of December 31, 2022, was 10.7605 and 10.9749, respectively.
(2)

Carrying value amounts to Ps.266,181 as of December 31, 2020, respectively, and is recorded in improvements to concessioned assets (note 10). The Company is not authorized to grant such equipment as collateral in other loans or sell them to another Company.

Changes in consolidated long-term debt for the years ended December 31, 2022, 2021 and 2020 were as follows:

	December 31,
	2022		2021		2020
Initial debt balance	Ps.	4,996,622	Ps.	4,510,388	Ps.	4,543,609
Increase in debt		4,000,000		3,500,000		—
Long term debt repayment		—		(13,967)		(42,592)
Amortization of debt securities		—		(3,000,000)
Payment of commissions and other expenses		(14,076)		(12,859)		—
Amortization of expenses		1,790		12,595		2,851
Exchange rate fluctuation		—		465		6,520
Ending balance of debt	Ps.	8,984,336	Ps.	4,996,622	Ps.	4,510,388

Maturity of long-term debt as of December 31, 2022, 2021 and 2020 is described in note 21.

The long-term debt securities include certain restrictive clauses, such as limitations on disposal of assets or limitations on incurring liens, as well as early maturity clauses including the maturity of other obligations more than certain thresholds. For the years ended December 31, 2022, 2021 and 2020, these restrictions were met.

The sustainability-linked notes issued on March 31, 2022, are subject to a sustainability development goal ("SDG") consisting of a reduction of at least 58% in the indicator of kilograms of CO2 equivalent scope 1 and 2 emissions per passenger in the year 2025 compared to the reference year (2018). In the event that the Company fails to achieve the SDG, the interest rate of the debt securities will be increased by 25 basis points starting August 13, 2026 in the case of the debt securities OMA22L, and starting September 24, 2026 in the case of the debt securities OMA22-2L, until their respective maturities.

16.          Major maintenance provision

The Company has the obligation to perform major maintenance activities in its airports. The provision is recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation, at the date of the accompanying consolidated financial statements at a discount rate of 10.04%, 8.66% and 7.89% as of December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, 2021 and 2020, the composition and changes of the Company’s major maintenance provision was as follows:

	December 31,							December 31, 2022
	2021		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	1,741,733	Ps.	646,948	(1)	Ps.	(397,963)	Ps.	949,197	Ps.	1,041,521

	December 31,							December 31, 2021
	2020		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	1,317,985	Ps.	626,790	(1)	Ps.	(203,042)	Ps.	692,788	Ps.	1,048,945

	December 31,							December 31, 2020
	2018		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	953,896	Ps.	467,793	(1)	Ps.	(103,704)	Ps.	443,570	Ps.	874,415
(1)

Includes Ps.174,871, Ps.114,137 and Ps.75,262, recognized as interest cost in the consolidated statement of income and other comprehensive income, for the unwinding effect of the present value calculation as of December 31, 2022, 2021 and 2020, respectively.

The provision for major maintenance as of December 31, 2021, reflects the update of such provision as a result of the approval in November 2020 of the Master Development Program for the period 2021-2025.

17.          Labor obligations

a.	Defined contribution plans.

Until June 2021, the Company had defined contribution retirement benefit plans for all qualifying employees. The assets of the plans were held separately from the Company’s assets in funds under the control of fiduciaries.

The defined contribution plan was terminated during July 2021 and the accumulated funds in the trust were transferred to the personal investment fund plans of each of the qualifying employees.

In 2020, the total contributions to these plans based on the specific rates in the plan amounted to Ps.894.

b.	Defined benefit plans.

In accordance with the Federal Labor Law, the Company is required to pay a seniority premium as a retirement benefit if an employee retires and has served at least 15 years. The seniority premium consists of a single payment equal to 12 days’ salary for each year of service based on the employee’s most recent salary, but without exceedingly twice the current minimum wage established by law.

In addition, payments for the termination benefit plan consist of an equivalent of 20 days for each year worked and 90 days based on pensionable salary determined based on actuarial calculations made by external actuaries, using the projected unit credit method.

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

The actuarial calculation of the defined benefit obligation was calculated as of December 31, 2022, 2021 and 2020 by actuaries certified by the National School of Actuaries (Colegio Nacional de Actuarios de México). The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	Year ended December 31,
	2022	2021	2020
Discount rate (see note 5 a.)	9.6%	7.9%	7.4%
Expected rate of salary increase	5.8%	5.8%	5.8%
Average longevity at retirement age for current employees (years)	14	14	12
Inflation	4.0%	4.0%	4.0%

The amounts recognized in the consolidated statement of income and other comprehensive income in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2022		2021		2020
Service cost:
Current service cost	Ps.	9,883	Ps.	9,535	Ps.	8,276
Net interest expense		10,053		8,936		8,490
Reductions and terminations		(2,422)		—		(9,131)
Components of defined benefit costs recognized in profit or loss		17,514		18,471		7,635
Remeasurement on the net defined benefit liability:
Actuarial gains and losses arising from changes in financial assumptions		(31,009)		2,094		2,653
Actuarial gains and losses arising from experience adjustments		9,751		(6,414)		10,386
Components of defined benefit costs recognized in other comprehensive income (loss)		(21,258)		(4,320)		13,039
Total	Ps.	(3,744)	Ps.	14,151	Ps.	20,674

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

	December 31,
	2022		2021		2020
Present value of defined benefit obligations	Ps.	121,477	Ps.	129,199	Ps.	115,691

Movements in the present value of the defined benefit obligation in the current year are as follows:

	December 31,
	2022		2021		2020
Present value of defined benefit obligation as of January 1,	Ps.	129,199	Ps.	115,691	Ps.	106,160
Current service cost		9,883		9,535		8,276
Interest cost		10,053		8,936		8,490
Reductions and terminations		(2,422)		—		(9,131)
Remeasurement (gains)/losses:
Actuarial gains and losses arising from changes in financial and demographic assumptions		(31,009)		2,094		2,653
Actuarial gains and losses arising from experience adjustments		9,751		(6,414)		10,386
Benefits paid		(3,978)		(643)		(11,143)
Present value of defined benefit obligation	Ps.	121,477	Ps.	129,199	Ps.	115,691

Significant actuarial assumptions for the determination of the defined obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

◾	If the discount rate increases (decreases) by 1%, the defined benefit obligation would decrease by Ps.13,246 (increase by Ps.18,944).

◾	If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by Ps.15,887 (decrease by Ps.13,550).

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

There was no change in the process followed by the Company to manage its risks from prior periods.

The average duration period of the benefit obligation as of December 31, 2022, is 14.40 years (2021: 12.9 years and 2020: 11.78 years).

Expected cash flows from termination benefits and seniority premium benefits for the next 10 years are as follows:

	Pensions		Seniority premium
Year	plan		benefits		Total
2023	Ps.	559	Ps.	1,294	Ps.	1,853
2024		9,794		1,614		11,408
2025		289		1,547		1,836
2026		2,818		2,207		5,025
From 2027 and subsequently		172,506		48,117		220,623
Total	Ps.	185,966	Ps.	54,779	Ps.	240,745

18.         Right of use assets, net and lease liability

As lessee

Lease contracts entered into by the Company are as follows:

In October 2008, the Company acquired the shares of Consorcio Grupo Hotelero T2, S.A. de C.V. As a result of this acquisition, the Company assumed the commitments established in the lease agreement signed with the Mexico City International Airport for a period of 20 years, to construct, prepare and operate a hotel, and manage commercial areas at Terminal 2 of the Mexico City International Airport, establishing a minimum guaranteed income (“MGI”), which updated amounted to Ps.34,807 annually, or a royalty of the 18% of the hotel’s revenue, whichever is greater. The MGI will be adjusted on an annual basis using the NCPI.

a.	The following is a summary of the right-of-use assets and the lease liability:

Cost	Buildings		Other		Total
Balance as of January 1, 2021	Ps.	232,790	Ps.	23,277	Ps.	256,067
Additions		41,771		24,754		66,525
Decreases		(29,653)		(6,196)		(35,849)
Balance as of December 31, 2021	Ps.	244,908	Ps.	41,835	Ps.	286,743
Remediations		8,687		6,199		14,886
Decreases		—		(6,990)		(6,990)
Balance as of December 31, 2022	Ps.	253,595	Ps.	41,044	Ps.	294,639
Depreciation
Balance as of January 1, 2022	Ps.	(67,050)	Ps.	(22,562)	Ps.	(89,612)
Depreciation of the year		(34,060)		(9,987)		(44,047)
Decreases		—		4,024		4,024
Balance as of December 31, 2022	Ps.	(101,110)	Ps.	(28,525)	Ps.	(129,635)

b.	Amounts recognized in consolidated statement of profit or loss statement:

	2022		2021
Depreciation expense of right of use assets	Ps.	43,189	41,275
Interest expense on lease liabilities		25,592	24,402

c.	The following is a summary of the undiscounted lease liability:

	2022		2021
Maturity analysis:
Less than one year	Ps.	33,446	41,107
Greater than 1 year and less than 3 years		97,177	83,359
Greater than 3 years		77,582	47,666
Total	Ps.	208,205	172,132

The Company does not face a significant liquidity risk with respect to its lease liabilities. Lease liabilities are monitored through the Company’s treasury department.

d.

For the years ended December 31, 2022 and 2021, the total cash outflow for leases amounted to Ps.53,185 and Ps.54,589 (excluding items disbursed in excess of the IMG as variable participation), respectively.

As lessor

Revenues from operating leases

Mainly related to leases entered into by the Company, which are based on monthly rental payments that generally increase each year based on the NCPI, and/or the greater of a guaranteed minimum monthly rent plus a percentage of monthly income of the tenant. As of December 31, 2022, 2021 and 2020, the committed future rents to be received are as follows:

	Year ended December 31,
	2022		2021		2020
Duration:
Less than 1 year	Ps.	383,779	Ps.	428,592	Ps.	444,523
Greater than 1 year and less than 5 years		407,156		477,409		753,230
Greater than 5 years		111,757		120,726		118,256
Total	Ps.	902,692	Ps.	1,026,727	Ps.	1,316,009

Minimum lease payments in the table above do not include contingent rentals, such as increases by NCPI or increases by a percentage of the monthly income of the lessee. Contingent rental income recorded for the years ended December 31, 2022, 2021, and 2020 were Ps.335,892, Ps.197,439 and Ps.136,181, respectively.

As a result of the impact generated by the COVID-19 pandemic, the Company granted certain discounts to commercial tenants during the second half of the year 2020, which were subject to certain conditions. These discounts were granted based on the decrease in passenger traffic at the Issuer’s airports during the period.

Accrued operating lease income is detailed in note 26.

19.         Income taxes

The Company is subject to Income Tax (“ISR”), whose tax rate was 30% for 2022, 2021 and 2020, and will continue to be 30% for later years.

a.	Income tax are as follows:

	Year ended December 31,
	2022		2021		2020
Current ISR	Ps.	1,653,920	Ps.	1,217,748	Ps.	480,232
Deferred ISR		(278,400)		(245,569)		(85,731)
Income tax expense	Ps.	1,375,520	Ps.	972,179	Ps.	394,501

b.	As of December 31, 2022, 2021 and 2020, the principal items comprising the balance of the deferred ISR asset (liability) were:

			December 31,
	2022		2021		2020
Liabilities:
Provisions, allowances and labor obligations	Ps.	150,040	Ps.	159,813	Ps.	244,982
Investment in airport concessions, property, leasehold improvements and equipment, net		(216,843)		(225,726)		(426,325)
Tax loss carryforwards (1)		12,366		3,242		15,883
Recoverable tax on assets (2)		—		28,619		28,619
Others		(2,234)		(2,137)		3,013
Total liabilities	Ps.	(56,671)	Ps.	(36,189)	Ps.	(133,828)
Assets:
Provisions, allowances and labor obligations	Ps.	625,408	Ps.	468,314	Ps.	230,532
Investments in airport concessions, property, leasehold improvements and equipment, net		(102,196)		(243,480)		(172,806)
Tax loss carryforwards(1)		208,602		243,191		268,930
Recoverable tax on assets(2)		28,619		—		—
Others		(3,524)		(3,621)		(8,898)
Total assets	Ps.	756,909	Ps.	464,404	Ps.	317,758
Net deferred ISR asset	Ps.	700,238	Ps.	428,215	Ps.	183,930
(1)

As of December 31, 2022, 2021 and 2020, the Company recognized a deferred tax asset of Ps. 220,968, Ps. 246,433 and Ps. 284,813, respectively, corresponding to the tax losses generated by its subsidiaries. All subsidiaries of the Company expect to benefit from losses in future years based on projections of taxable income and various strategies with favorable tax consequences.

(2)

The Company recognized the IMPAC paid during 2002 through 2007. In 2013, the Company recognized the deferred tax asset, which it expects to recover subject to certain conditions established in the Income Tax Law. The updated amount as of December 31, 2022, was Ps. 28,619 (note 20 f).

c.	The changes in deferred tax during the year are follows:

			December 31,
	2022		2021		2020
Beginning balance of deferred tax liability, net	Ps.	428,215	Ps.	183,930	Ps.	94,287
Deferred ISR in profit or loss		278,400		245,569		85,731
Income tax effects recognized in other comprehensive income		(6,377)		(1,284)		3,912
Ending balance of deferred tax asset, net	Ps.	700,238	Ps.	428,215	Ps.	183,930

d.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

		Year ended December 31,
	2022			2021			2020
	Amount		Rate %	Amount		Rate %	Amount		Rate %
Income before income taxes	Ps.	5,292,825		Ps.	3,835,809		Ps.	1,492,380
Current ISR		1,653,920			1,217,748			480,232
Deferred ISR		(278,400)			(245,569)			(85,731)
Income tax expense and effective rate	Ps.	1,375,520	25.99%	Ps.	972,179	25.34%	Ps.	394,501	26.43%
Add effects of permanent differences, primarily, non-deductible expenses and inflationary effects for financial and tax purposes.		212,327	4.01%		178,564	4.66%		53,213	3.57%
Statutory rate	Ps.	1,587,847	30.00%	Ps.	1,150,743	30.00%	Ps.	447,714	30.00%

e.

Each airport concession has received approval from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) to carry forward their tax losses up to the earlier of the date of which such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession. The base years and amounts as of December 31, 2022, are as follows:

	Tax loss
Year of Origin	Carryforwards
2002	Ps.	89,065
2003		180,377
2004		153,475
2005		1,656
2007		47,692
2008		33,095
2011		8,039
2012		32,103
2018		6,215
2019		24,591
2020		26,131
2021		23,496
2022		11,159
	Ps.	637,094

f.

In addition to the tax loss carryforwards of the airport concessionaires aforementioned, the Company has tax losses of other subsidiaries other than its concessionaires in the amount of Ps.84,150 the duration of which is 10 years under the Income Tax Law, and the expiration date of which is between 2023 and 2032.

g.	In 2022, the Company utilized tax loss carryforwards in the amount of Ps.186,922.

h.	The balances of shareholders’ equity tax accounts as of December 31 are:

	December 31,
	2022		2021		2020
Contributed capital account	Ps.	5,349,827	Ps.	5,039,892	Ps.	4,694,822
Net consolidated tax profit account		2,166,970		3,028,125		3,144,619
Total	Ps.	7,516,797	Ps.	8,068,017	Ps.	7,839,441

i.

Dividends paid from profits generated from January 1, 2014, to individuals residing in Mexico and residents abroad may be subject to additional income taxes of up to 10%, which shall be retained by the Company.

20.         Commitment and contingencies

Commitment by guarantor

a.

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

b.

In April 2021, GACN issued long-term debt securities for Ps.1,000,000 and Ps.2,500,000 for 5 and 7 years, respectively, under a new program registered in 2021. The securities are guaranteed by Monterrey Airport, Chihuahua Airport and Culiacán Airport, which, together with the issuer, must meet a minimum guarantee of 80% of consolidated EBITDA.

c.

In December 2021, GACN incurred in short-term debt, through a promissory note, with HSBC Mexico, S.A. for Ps.900,000. Monterrey Airport, Chihuahua Airport and Culiacán Airport, are guarantors of this instrument.

d.

In March 2022, GACN issued long-term sustainability-linked notes for Ps.1,700,000 and Ps.2,300,000 for 5 and 7 years, respectively, under the program registered in 2021. The securities are guaranteed by Monterrey Airport, Chihuahua Airport and Culiacán Airport, which, together with the issuer, must meet a minimum guarantee of 80% of consolidated (EBITDA).

e.

In December 2022, GACN incurred in short-term debt, through a promissory note, with HSBC Mexico, S.A. for Ps.600,000. Monterrey Airport, Chihuahua Airport and Culiacan Airport are guarantors of such instrument.

Commitments and Contingencies

I.	Property Tax

In the past, various municipalities initiated certain administrative enforcement procedures against the Company for tax credits for property taxes on the real estate where the airports of said cities are located. The airports have filed nullity claims against said procedures, which are pending of resolution and are detailed below.

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

In May 2019, the Secretariat of Administration and Finance announced the agreement of the explanatory documents presented by the Acapulco Airport and noted that, having acquired the airport concession, the Acapulco Airport considered itself jointly and severally liable with respect to the tax credit required from ASA, so it was appropriate to require payment of the debt. A nullity claim was filed against this resolution and the Secretary of Infrastructure Communications and Transportation (SCT) was also called to trial as an interested third party.

b)

In May 2019, the Municipal Inspection Directorate presented a notification at the Acapulco Airport’s legal domicile, that directly attributed the tax credit indicated in subsection A) above to the Acapulco Airport and required payment of Ps. 27,012 (period from the 1st two-month period of 1996 to the 1st two-month period of 2019) for property tax. A claim for annulment was filed against this resolution and the SCT was also called to trial as an interested third party. On November 4, 2022, the Regional Chamber decided to join both claims to be resolved in a single case.

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

Within the trial, the Company challenged the claims of the claimant based on the legitimacy of the possession derived from the Concession Agreement granted by the Ministry of Infrastructure, Communications and Transportation. The Ministry of Infrastructure Communications and Transportation was called to trial in defense of the interests of the Mexican government.

On July 8, 2016, the local court in Ciudad Juárez ruled that the claims against the Ciudad Juárez Airport are inadmissible. The claimants filed an appeal before the Appellate Court in Chihuahua against the court’s determination. On July 31, 2017, the First Civil Court overturned the lower court’s decision and ruled in favor of the plaintiffs, requiring the Mexican government to pay restitution to the plaintiffs for their loss of property and in accordance with the lawsuit.

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

Reynosa Airport

On October 16, 2020, the Company was notified of the lawsuit filed against the AFAC, in which Aeropuerto de Reynosa, S.A. de C.V. (“Aeropuerto de Reynosa“) was called as Interested Third Party. The nullity of the administrative resolution dated February 7, 2020, issued by the AFAC in the Appeal for Review filed by the plaintiff’s demanded in order for the AFAC to study the plaintiff’s petition and recognize that the legal requirements for the reversion of the expropriation of 2.6 hectares included in the expropriation decrees of 1970 and 1971 have been met.

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

Aeropuerto de Torreón

Lawsuit filed before the Agrarian Court in Torreon by Ejido Ignacio Allende against SICT and Aeropuertos y Servicios Auxiliares (“ASA”). GACN was named as a subsidiary defendant, and Aeropuerto de Torreón, S.A. de C.V. (“Torreón Airport”) was later called to trial as a defendant.

The restitution of 3.08 hectares as property of the Ejido Ignacio Allende is claimed on the grounds that the surface is not included in the expropriation decree in favor of the company Líneas Aéreas Mexicanas, S.A. for the construction of the airfield currently occupied by the Torreón Airport. Likewise, the claimants request the payment of the amount resulting from the use of the land by the defendants, and in case there is any material impossibility to obtain the restitution of the aforementioned surface, the claimants request that the defendants pay for the value of the land, prior commercial appraisal.

The Torreón Airport was notified on August 31, 2022 of a judgement favorable to the plaintiff, resolving that since there is a legal and material impediment to carry out the return of the land due to the existence of a cause of public utility because it is a general communication road, the court ordered the substituted indemnification payment for the commercial value of the disputed lands to be quantified in, considering the historical value that the disputed land since of October 16, 2001, date in which the concession was granted to the Torreon Airport.

Once the amount of the indemnity payment for the land is quantified, the defendants SICT and Torreon Airport must pay such indemnity in favor of the plaintiff.

The judgment absolves ASA and GACN of the claim because their occupation of the area in dispute has not been accredited.

The Torreon Airport and the SICT both filed an appeal against the ruling on September 12, 2022, and such appeal is pending to be resolved.

In the event that the resolution of the lawsuit is not favorable to Torreón Airport, it is considered that the economic impact of the lawsuit should be borne by the Federal Government. Torreon Airport has not recorded any provision in connection with this lawsuit.

III.	Conflict related to the purchase-sale of land

Monterrey Airport

On May 14, 2015, Banco Mercantil del Norte, S.A. (“Banorte”), acting as trustee of a certain trust, filed a civil lawsuit against the Monterrey Airport in connection with the ownership of 240 hectares of land previously acquired (the “Land”) by the Monterrey Airport, which book value in our financial statements as of December 31, 2022, amounted to Ps. 266,850.

By means of the lawsuit, Banorte filed an action to recover possession and requested a declaratory judgment saying that Banorte has a better right than the Monterrey Airport to possess the Land and that the Land should be restituted to Banorte, and that the Monterrey Airport should pay costs and expenses. Monterrey Airport appeared on trial and requested that the company DIAV, S.A. de C.V., (“DIAV”) appear as a defendant in its capacity as seller of the Land. On August 8, 2018, the court found that the plaintiff’s claims were inadmissible due to lack of evidence (the “First Instance Judgment”), and the plaintiff appealed the decision.

The Second Chamber of the Superior Court of Justice of the State of Nuevo Leon heard the appeals against the First Instance Judgment and on July 25, 2019, issued a second instance judgment (“First Second Instance Judgment”) against the Monterrey airport, finding that Banorte had a better right to possess the Land, and ordering the Monterrey Airport to return the Land to Banorte.

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

IV.	Amparo lawsuits related to the requirement of municipal licenses.

Acapulco Airport

On November 1, 2022, the Regulation and Inspection Department of Regulations and Shows of the municipality of Acapulco notified the tenants located in the ambulatory and the Aeropuerto de Acapulco, S.A. de C.V. (“Acapulco Airport”) of the requirement for a commercial operation license.

The Acapulco Airport and the tenants filed amparo suits against the notification, challenging the unconstitutionality of the authority’s actions, since they were carried out in an area where the Federation exercises jurisdiction; the suits were admitted for processing and a definitive suspension was granted so that the municipal authority would not carry out acts of closure in the leased spaces until the amparo suits were resolved.

In relation to these lawsuits, there are favorable precedents obtained in lawsuits previously filed by other airports of the group in the same matter, in which it has been reiterated that the municipal authority lacks jurisdiction to require municipal licenses within the federal zone comprising the airports; therefore, it is considered that favorable results will be obtained in these lawsuits, although it is not possible to foresee with certainty the manner in which the Collegiate Courts in charge of the study of the appeals will resolve the appeals for review.

V.	Tax on Assets

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

b.	Categories of financial instruments and risk management policies

The principal categories of financial instruments, are:

		December 31,
Financial assets	Risk classification	2022		2021		2020
Cash and cash equivalents and other investments held to maturity	Credit and interest rate	Ps.	3,336,420	Ps.	5,987,164	Ps.	2,958,804
Receivables, net	Credit and exchange rate		1,266,110		1,085,670		833,643

		December 31,
Financial liabilities	Risk classification	2022		2021		2020
Short-term and long-term debt	Interest rate, exchange rate and liquidity	Ps.	10,184,336	Ps.	7,696,622	Ps.	4,513,503
Trade accounts payable(1)	Liquidity	Ps.	326,290	Ps.	213,207	Ps.	204,048
Accrued interest	Liquidity	Ps.	147,115	Ps.	73,489	Ps.	44,295
Short-term and long-term financial leasing	Liquidity	Ps.	208,205	Ps.	224,736	Ps.	194,763
Accounts payable to related parties	Liquidity	Ps.	286,479	Ps.	269,249	Ps.	167,704
(1)	Include the payments of employee statutory profit-sharing amounts, which were Ps. 56,760, Ps.31,365 and Ps. 4,700 as of December 31, 2022, 2021 and 2020, respectively.

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

As of December 31, 2022, 2021 and 2020, the percentage in outstanding long-term debt at fixed and variable interest rates, is as follows:

	December 31,
	2022		2021		2020
Long-term debt	Ps.	9,000,000	Ps.	5,000,000	Ps.	4,513,503
% Fixed rate debt		70%		80%		99.7%
% Variable rate debt (1)		30%		20%		0.3%
(1)

Long-term debt contracted during 2022 and 2021 has a 28-day TIIE reference rate. Long-term debt contracted as of December 31, 2020, had a three-month London Interbank Offered Rate or “LIBOR” reference rate; such debt was repaid during 2021.

The proportion of long-term debt have interest payments at a variable rate, which exposes the Company to interest rate risk as a result of fluctuations in market interest rates. The risk exposure is mainly caused by the variations that could occur in in the reference interest rate used.

The Company manages this risk by monitoring constantly the changes of such interest rates. In recent years, the 28-day TIIE has increased. The 28-day TIIE was at its highest level on December 29, 2022 (10.762%) and its lowest level on January 3, 2022 (5.715%). Therefore, if interest rates increase significantly, the Company could evaluate to enter into hedging instruments to mitigate the interest rate risk.

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

As of December 31, 2022 and 2021, the Company maintained long-term debt, which accrue interest at a variable rate of Ps. 2,700,000 and Ps.1,000,000, respectively (note 15, which disclose the outstanding balances and interest rates of the Company’s financial instruments). A hypothetical, instantaneous and unfavorable 10% change in the 28-day TIIE interest rate applicable to the outstanding debt with variable rates would have resulted in an additional financing expense of approximately Ps. 12,126 and Ps.3,736 for 2022 and 2021, respectively.

Exchange risk management – The Company performs transactions denominated in foreign currency; consequently, it is exposed to exchange rate risks, which are managed within the parameters of established and approved policies. The main risk related to the exchange rate involves changes in the value of the Mexican peso against the U.S. dollar.

Historically, a portion of the revenues generated by the Company’s airports (mainly derived from TUA charged to international passengers) are linked to U.S. dollars, although such revenues are collected in pesos based on the average exchange rate of the previous month. Of the Company’s consolidated revenues (excluding construction services revenues), 14.81%, 16.87% and 13.20% were from TUA of international passengers in 2022, 2021 and 2020, respectively. Substantially all other revenues of the Company are denominated in pesos. Based on an appreciation of 10% of the peso against the U.S. dollar, the Company believes that its revenues would have decreased by Ps.137,548, Ps.116,929 and Ps.54,293 in 2022, 2021 and 2020, respectively.

An appreciation of the Mexican peso against the U.S. dollar would reduce the U.S. dollar-denominated revenues and the Company’s obligations under U.S. dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Company’s U.S. dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

For the year ended December 31, 2022, the peso appreciated against the U.S. dollar by 4.86%, relative to the exchange rates prevailing at the end of 2021.

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

As of December 31, 2022, 2021 and 2020, a hypothetical, instantaneous and unfavorable change of 10% in the exchange rate of the peso against the U.S. dollar, applicable in the Company’s (liability) asset positions net of U.S.$(903), U.S.$17,459 and U.S.$75,718 (amounts in thousands) would have resulted in an exchange loss (gain) of approximately Ps.1758, Ps. (35,734) and Ps. (150,745) as of December 31, 2022, 2021 and 2020, respectively.

The carrying values of monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are as follows (amounts in thousands):

	Liabilities						Assets
	December 31,						December 31,
Currency	2022		2021		2020		2022		2021		2020
U.S. dollars	U.S.$	(6,472)	U.S.$	(4,784)	U.S.$	(4,095)	U.S.$	5,569	U.S.$	22,243	U.S.$	79,813

The transactions in thousands of U.S. dollars for the years ended December 31, 2022, 2021 and 2020, are as follows:

	December 31,
	2022		2021		2020
Technical assistance	U.S.$	3,766	U.S.$	3,766	U.S.$	3,766
Insurance		1,150		1,392		1,039
Purchase of machinery and maintenance		18,890		5,071		7,065
Software		909		251		2,152
Professional services, fees and subscriptions		3,991		1,531		1,786
Construction of industrial warehouse		50,767		—		—
Other		11,981		15,554		4,765

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31,
	2022		2021		2020
U.S. dollar exchange rate
As reported by the Mexican Central Bank	Ps.	19.4715	Ps.	20.4672	Ps.	19.9087

As of March 30, 2023, the exchange rate as reported by the Mexican Central Bank was Ps. 18.1052.

d.	Credit risk

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

As of December 31, 2022, 2021 and 2020, the allowance for doubtful accounts, principally related with accounts receivable, are the amounts described in note 7.

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

This Committee has established an appropriate framework for liquidity management guidelines. The Company manages its liquidity risk by maintaining reserves, adequate financial facilities and adequate loans, while constantly monitoring projected and actual cash flows and reconciling the maturity profiles of financial assets and liabilities. Additionally, as mentioned in note 14, the Company has uncommitted lines of credit available for working capital.

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

As of December 31, 2022	2023		2024-2026		2027-2029		Total
Long-term debt	Ps.	1,500,000	Ps.	1,000,000	Ps.	6,500,000	Ps.	9,000,000
Interest(1)		804,897		1,880,865		770,175		3,455,937
Trade accounts payable		332,287		—		—		332,287
Interest Payable		147,115		—		—		147,115
Lease Liabilities(3)		33,446		174,759		—		208,205
Accounts payable with related parties		286,479		—		—		286,479
Total	Ps.	3,104,224	Ps.	3,055,624	Ps.	7,270,175	Ps.	13,430,023

As of December 31, 2021	2022		2023-2025		2026-2028		Total
Long-term debt	Ps.	—	Ps.	1,500,000	Ps.	3,500,000	Ps.	5,000,000
Interest(2)		368,995		863,034		472,801		1,704,830
Trade accounts payable		213,207		—		—		213,207
Interest Payable		73,489		—		—		73,489
Lease Liabilities		29,332		195,404		—		224,736
Accounts payable with related parties		269,249		—		—		269,249
Total	Ps.	954,272	Ps.	2,558,438	Ps.	3,972,801	Ps.	7,485,511

As of December 31, 2020	2021		2022-2024		2025-2027		Total
Long-term debt	Ps.	3,013,502	Ps.	1,500,001	Ps.	—	Ps.	4,513,503
Interest(2)		188,641		118,077		—		306,718
Trade accounts payable		204,048		—		—		204,048
Interest Payable		44,295		—		—		44,295
Lease Liabilities		26,553		168,210		—		194,763
Accounts payable with related parties		167,704		—		—		167,704
Total	Ps.	3,644,743	Ps.	1,786,288	Ps.	—	Ps.	5,431,031
(1)	The projected interest is determined, in the case of obligations with a variable rate, based on TIIE.
(2)

The projected interest is determined, in the case of obligations with a variable rate, based on LIBOR and assuming an exchange rate of Ps.19.9087 (as of December 31, 2020, respectively) per U.S. $1.00.

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

Financial liabilities

Long-term debt (note 15)

December 31, 2022				December 31, 2021				December 31, 2020
Book value		Fair value		Book value		Fair value		Book value		Fair value
Ps.	9,000,000	Ps.	9,740,228	Ps.	5,000,000	Ps.	4,811,410	Ps.	4,513,503	Ps.	4,524,746

	Hierarchy of fair value as of December 31, 2022
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	9,740,228	Ps.	—	Ps.	—	Ps.	9,740,228

	Hierarchy of fair value as of December 31, 2021
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,811,410	Ps.	—	Ps.	—	Ps.	4,811,410

	Hierarchy of fair value as of December 31, 2020
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,512,510	Ps.	12,236	Ps.	—	Ps.	4,524,746
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

22.          Shareholders’ equity

a.	Subscribed and paid-in capital stock as of December 31, 2022, 2021 and 2020, is comprised of ordinary, nominal shares, composed as follows:

	December 31, 2022 and 2021
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	340,345,556	Ps.	262,447
Series BB Class I	49,766,000		38,375
Share Repurchases	(3,942,131)		(3,040)
	386,169,425	Ps.	297,782

	December 31, 2020
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	340,345,556	Ps.	262,447
Series BB Class I	49,766,000		38,375
	390,111,556	Ps.	300,822

b.	At the Ordinary Shareholders’ Meetings held on April 22, 2022, April 21, 2021, and July 7, 2020, and the results for the years ended December 31, 2021, 2020 and 2019, respectively, were approved.
c.

On January 7, 2022, in accordance with the resolutions adopted at the General Ordinary Stockholders’ Meeting held on December 22, 2021, the Board of Directors determined the payment of a dividend in the amount of Ps.4,370,000 to be made in a single payment at the rate of 11.201923995 pesos per share. The payment date was January 19, 2022.

d.	In resolutions adopted at the Annual Ordinary General Shareholders’ Meeting held on April 22, 2022, it was approved:
•

The payment of a cash dividend to stockholders of Ps. 2,300,000 in two installments: the first for Ps. 1,800,000 at 4.614064804 pesos per share, which was paid on May 24, 2022, and the second for Ps. 500,000 at 1.28168466 pesos per share, which was paid on July 25, 2022.

•

The increase of the reserve for the repurchase of Company´s shares to Ps.1,500,000, for which the amount of Ps.471,812 was transferred from the retained earnings. Likewise, it was approved to exercise up to said amount, in the period between the date of this Meeting and the date of the Meeting that approves the results of the 2022 fiscal year.

e.

In resolutions adopted at the Ordinary General Shareholders’ Meeting held on November 30, 2022, it was approved that the resolutions of the Ordinary General Shareholders’ Meeting held on June 11, 2021, in connection with the 49,766,000 unsubscribed and unpaid Series B Shares to be held in GACN’s treasury would apply to the financing obtained by affiliates of VINCI in connection with the purchase 29.99% of the capital stock of the Company (see Note 2), and on the understanding that they would cease to apply to the financing described in the June 11, 2021 Shareholders’ Meeting.

f.

During 2021 and 2020, 3,942,131 and 1,189,250 shares were repurchased, respectively, for amount of Ps.474,852 and Ps.150,000, respectively. As of December 31, 2022, 2021, and 2020, the market price per share was 149.82, 137.51 and 128.39, pesos, respectively.

g.

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

h.

Pursuant to the resolutions adopted at the Annual Ordinary Stockholders’ Meeting held on April 21, 2021, the Board of Directors determined the payment of a dividend in the amount of Ps.2,000,000 to be paid in a single installment at the rate of 5.126738671 pesos per share. The payment date was December 14, 2021, upon delivery of coupon number 3.

i.	At the Ordinary and Extraordinary General Shareholders’ Meeting held on July 7, 2020, the shareholders approved the following:
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

●	The cancellation of 3,659,417 repurchased Series B shares for a notional value of Ps.2,822 held in the Company’s treasury was approved.
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

k.

Retained earnings include the statutory legal reserve. Under the Mexican General Corporations Law, at least 5% of the year’s net profits must be placed in a legal reserve until the reserve equals an amount representing 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the Company is dissolved and must be replenished if it is reduced for any reason. As of December 31, 2022, it amounts to Ps. 59,556, and Ps.60,729 to 2021 and 2020, respectively.

23.         Accumulated other comprehensive income (loss).

Accumulated other comprehensive income (loss) is as follows:

	Labor obligations
	Amount		Deferred taxes		Total
Balance as of January 1, 2020	Ps.	(4,340)	Ps.	8,534	Ps.	4,194
Movements of the year		(13,039)		3,912		(9,127)
Balance as of December 31, 2020		(17,379)		12,446		(4,933)
Movements of the year		4,281		(1,284)		2,997
Balance as of December 31, 2021		(13,098)		11,162		(1,936)
Movements of the year		21,258		(6,377)		14,881
Balance as of December 31, 2022	Ps.	8,160	Ps.	4,785	Ps.	12,945

Labor obligations generate the effect of actuarial gains or losses.

24.         Related party balances and transactions

As mentioned in note 2 a), on December 7, 2022, VINCI indirectly acquired 29.99% of the shares representing the capital stock of GACN through the acquisition of 100% of the shares representing the capital stock of Servicios de Tecnología Aeroportuaria, S.A. de C.V. ("SETA") and of Aerodrome Infrastructure S.á r. l. (“Aerodrome”). ICA Tenedora, S. A. de C. V. (“ICATEN”), which was an affiliate of SETA, ceased to be a related party of the Company on December 7, 2022. As a result, balances and transactions of GACN with ICATEN and its subsidiaries are presented as balances and transactions with related parties until December 7, 2022, and balances and transactions after that date are disclosed as transactions entered into with third parties because they do not represent transactions between related parties of the Company.

a.	Advance payments for construction to related parties are as follows:

	December 31,
	2022		2021		2020
ICA Constructora de Infraestructura, S.A. de C.V. (3)	Ps.	—	Ps.	—	Ps.	7,964
ICA Constructora, S.A. de C.V. (3)		—		939		90,204
Autovía Golfo Centro, S.A. de C. V. (3)		—		215,772		110,312
VCD Construcción y Desarrollo, S.A.P.I. de C. V. (2)		1,872		6,787		5,729
MVD 1994 Real State Construction		4,436		—		—
VCD Inmobiliaria y Construcción, S. A. P. I. de C.V. (2)		3,294		—		—
	Ps.	9,602	Ps.	223,498	Ps.	214,209

b.	The accounts payable with related parties are as follows:

	December 31,
Payable:	2022		2021		2020
Servicios de Tecnología Aeroportuaria, S.A. de C.V. (2)	Ps.	123,905	Ps.	78,939	Ps.	—
Operadora Nacional Hispana, S.A. de C.V. (2)		5,100		2,949		5,928
VCD Construcción y Desarrollo, S.A.P.I. de C.V. (2)		3,157		3,508		5,772
ICA Ingeniería S. A. de C. V. (1)		—		367		367
Actica Sistemas, S. de R.L. de C.V. (1)		—		4,026		3,971
Autovía Golfo Centro S.A. de C.V. (1)		—		30,757		16,442
GGA Capital, S.A.P.I. de C.V. (2)		149,695		110,495		117,845
VCD Inmobiliaria y Construcción, S.A.P.I. de C.V. (2)		3,864		—		—
ICA Constructora, S. A. de C. V. (1)		—		27,419		16,564
Grupo ICA Constructora. S.A. de C.V.		—		—		794
Controladora de Operaciones de Infraestructura, S.A. de C.V. (1)		—		10,298		—
Grupo Hotelero Santa Fe, S. A. de C. V. (2)		758		491		21
	Ps.	286,479	Ps.	269,249	Ps.	167,704
(1)	Entity considered as related party until December 7, 2022
(2)	Affiliated entity

The balance payable to GGA Capital, S.A.P.I. of C.V. for Ps. 149,695, Ps. 110,495 and Ps.117,845 corresponds to short term loans of OMA VYNMSA Aeroindustrial Park S.A. de C.V. as of December 31, 2022, 2021 and 2020, respectively. Loans generated interest at a 91-day TIIE rate plus 4.25 percentage points, the interest rate was 11.7249%, 5.7150%, and 7.7430%, respectively.

c.	The principal transactions with related parties performed in the normal course of business, are as follows:

	Year ended December 31,
	2022		2021		2020
Capital Expenditures:
Industrial warehouse	Ps.	52,550	Ps.	7,548	Ps.	100,194
Expenses:
Payments from technical assistance received		177,667		133,458		81,164
Administrative services		24,834		23,420		22,453
Improvements to concessioned assets:
Terminal building		1,083,509		961,061		565,376

Compensation to directors and officers comprising the Board of Directors, Audit Committee, Corporate Practices Committee, Finance, Planning and Sustainability were Ps.15,738, Ps.18,084, and Ps.12,453 for 2022, 2021, and 2020, respectively.

Employee Benefits – Employee benefits granted to key management personnel of the Company were comprised solely of short-term benefits of Ps. 149,585, Ps.78,048 and Ps.73,711 in 2022, 2021 and 2020, respectively.

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

In 2022 and 2021 the variable part of the consideration for this concept was greater than the fixed part of US$3,766 (thousand); in 2020 no variable part was generated.

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

As of December 31, 2022 and March 30, 2023, SETA holds 12.9% of GACN’s outstanding capital stock in the form of series “BB” shares and, additionally holds 1.9% in the form of Series “B” shares.

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

					Construction		Depreciation								MDP Expenditures		Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		and other Capital		in airport
December 31, 2022	revenues		revenues		revenues		amortization		Income		segment		segment		Expenditures		concessions

Metropolitan
Monterrey	Ps.	3,142,454	Ps.	699,779	Ps.	1,414,207	Ps.	168,595	Ps.	1,337,766	Ps.	10,064,910	Ps.	2,917,998	Ps.	1,461,476	Ps.	5,922,640
Tourist
Acapulco		275,301		38,444		76,474		46,760		106,615		1,563,437		314,200		86,876		1,292,170
Mazatlán		472,741		57,766		142,254		20,999		182,543		1,538,740		250,217		148,605		697,290
Zihuatanejo		219,411		25,255		98,199		21,487		85,484		807,473		194,626		127,168		744,069
Regional
Chihuahua		546,445		56,993		108,683		26,643		210,624		1,244,337		416,547		137,204		831,637
Culiacan		754,160		67,591		127,961		24,174		284,812		1,288,354		315,449		198,690		804,427
Durango		178,142		13,485		91,796		10,182		64,228		492,548		198,914		209,505		362,520
San Luis Potosi		246,795		41,350		55,609		26,006		99,870		923,689		598,902		99,163		753,573
Tampico		177,992		20,297		78,079		17,619		69,212		697,865		252,466		82,426		565,004
Torreon		231,357		25,193		55,155		11,334		89,481		531,591		163,161		88,188		351,927
Zacatecas		164,052		13,616		65,542		9,405		62,141		361,218		129,973		83,413		281,018
Border
Ciudad Juarez		568,204		39,277		258,922		18,108		212,342		1,315,268		580,324		272,255		770,990
Reynosa		149,878		10,796		77,372		24,422		55,664		866,773		421,733		98,412		705,859
Hotel
NH T2 Hotel		—		238,845		—		45,647		66,884		491,404		206,241		59,814		—
Hilton Garden Inn		—		94,067		—		11,758		24,652		292,959		39,681		1,793		—
Industrial Park:
VYNMSA		—		81,863		—		30,695		41,608		592,992		350,088		82,554		—
Other		—		3,956,228		—		47,485		5,881,324		22,847,549		13,195,643		54,071		—
Total		7,126,932		5,480,845		2,650,253		561,319		8,875,250		45,921,107		20,546,163		3,291,613		14,083,124

Eliminations		(71,389)		(3,251,043)		(830)		(10,119)		(2,810,764)		(22,851,129)		(6,030,805)		(830)		(142,758)

Consolidated	Ps.	7,055,543	Ps.	2,229,802	Ps.	2,649,423	Ps.	551,200	Ps.	6,064,486	Ps.	23,069,978	Ps.	14,515,358	Ps.	3,290,783	Ps.	13,940,366

					Construction		Depreciation								MDP Expenditures		Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		and other Capital		in airport
December 31, 2021	revenues		revenues		revenues		amortization		Income		segment		segment		Expenditures		concessions

Metropolitan
Monterrey	Ps.	2,371,178	Ps.	551,744	Ps.	908,960	Ps.	142,152	Ps.	505,076	Ps.	9,851,832	Ps.	2,328,736	Ps.	1,013,223	Ps.	4,656,916
Tourist
Acapulco		196,631		33,250		44,088		45,693		41,484		1,610,833		475,820		52,188		1,259,100
Mazatlán		317,004		46,368		45,625		19,254		57,049		1,472,456		182,768		54,387		575,299
Zihuatanejo		137,018		22,127		129,957		20,058		26,664		773,651		213,664		130,553		665,716
Regional
Chihuahua		419,027		48,531		63,456		26,384		79,271		1,156,808		311,608		64,277		747,296
Culiacan		573,506		57,560		91,262		22,442		109,180		1,291,889		218,694		93,664		698,863
Durango		155,408		14,536		35,600		10,082		31,170		433,110		178,875		37,840		280,275
San Luis Potosi		192,712		38,345		67,399		24,150		35,288		975,174		592,318		69,963		722,596
Tampico		133,178		20,054		130,162		12,083		21,775		607,634		263,087		133,222		504,349
Torreon		175,268		24,450		28,802		10,811		32,917		455,251		150,071		130,982		307,785
Zacatecas		132,427		14,996		18,318		8,419		21,138		304,253		119,919		38,291		223,770
Border
Ciudad Juarez		403,208		36,148		165,532		15,201		74,111		908,182		322,338		200,447		528,488
Reynosa		119,950		12,133		74,664		20,472		24,219		889,245		490,399		86,752		652,159
Hotel
NH T2 Hotel		—		171,005		—		42,054		35,708		517,121		205,908		105		—
Hilton Garden Inn		—		52,483		—		9,634		5,789		309,245		32,992		0		—
Industrial Park:
VYNMSA		—		68,294		—		28,186		31,222		486,130		262,011		16,127		—
Other		—		4,118,094		—		30,155		4,293,516		23,092,832		10,190,295		10,080		—
Total		5,326,515		5,330,118		1,803,825		487,230		5,425,577		45,135,646		16,539,503		2,132,101		11,822,612

Eliminations		(48,787)		(3,676,739)		(14,922)		—		(1,315,188)		(22,246,505)		(4,888,594)		(14,923)		(141,928)

Consolidated	Ps.	5,277,728	Ps.	1,653,379	Ps.	1,788,903	Ps.	487,230	Ps.	4,110,389	Ps.	22,889,141	Ps.	11,650,909	Ps.	2,117,178	Ps.	11,680,684

					Construction		Depreciation								MDP Expenditures		Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		and other Capital		in airport
December 31, 2020	revenues		revenues		revenues		amortization		Income		segment		segment		Expenditures		concessions

Metropolitan
Monterrey	Ps.	1,278,255	Ps.	479,322	Ps.	802,470	Ps.	122,507	Ps.	445,952	Ps.	6,479,365	Ps.	1,367,347	Ps.	852,740	Ps.	3,870,329
Tourist
Acapulco		117,218		27,159		29,409		44,780		21,587		1,414,504		449,606		36,121		1,257,321
Mazatlán		211,184		37,431		24,704		18,699		63,103		1,358,969		162,731		32,655		548,185
Zihuatanejo		98,645		18,360		45,984		19,091		12,961		623,522		130,925		56,389		553,611
Regional
Chihuahua		215,728		46,049		30,679		25,274		50,038		942,529		172,428		46,111		707,619
Culiacan		359,562		51,732		68,142		20,887		92,341		1,176,640		208,282		68,737		628,208
Durango		79,515		11,083		50,203		8,259		10,220		361,233		130,170		51,282		253,402
San Luis Potosi		108,045		28,508		58,189		21,569		34,648		764,159		507,738		58,489		677,976
Tampico		74,330		17,414		67,530		9,920		10,157		459,542		173,952		75,441		385,514
Torreon		94,892		17,425		12,233		10,605		23,661		427,761		145,686		12,428		288,688
Zacatecas		71,292		10,512		7,480		8,024		20,756		278,600		104,243		29,634		212,775
Border
Ciudad Juarez		199,685		37,736		27,949		12,717		60,241		685,696		251,677		32,356		376,574
Reynosa		58,010		11,500		55,366		9,553		9,171		724,866		445,447		59,569		596,461
Hotel
NH T2 Hotel		—		110,299		—		40,301		(8,609)		498,674		201,062		187		—
Hilton Garden Inn		—		32,614		—		11,430		(6,918)		297,470		31,397		3,628		—
Industrial Park:
VYNMSA		—		56,454		—		23,621		24,082		494,223		277,183		107,952		—
Other		—		2,671,873		—		36,688		1,621,773		18,275,746		6,327,815		10,699		—
Total		2,966,361		3,665,471		1,280,338		443,925		2,485,164		35,263,499		11,087,689		1,534,419		10,356,663

Eliminations		(23,803)		(2,494,432)		(26,469)		(8,581)		(763,696)		(17,071,919)		(3,722,356)		(28,634)		(127,007)

Consolidated	Ps.	2,942,558	Ps.	1,171,039	Ps.	1,253,869	Ps.	435,344	Ps.	1,721,468	Ps.	18,191,580	Ps.	7,365,333	Ps.	1,505,785	Ps.	10,229,656

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

Revenues generated by aeronautical services are under a price regulation system administered by the Ministry of Infrastructure Communications and Transportation for airport concessions, which establishes a maximum rate (TM) for each year in a five-year period. The TM is the maximum amount of revenue per “workload unit” that may be earned at an airport each year from regulated sources. Under this regulation, a workload unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo.

Non-aeronautical services are not covered by the regulation system administered by the Ministry of Infrastructure Communications and Transportation. However, in some cases, they may be regulated by other authorities, as is the case with revenues generated from the operation of parking lots.

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

Following is a detail of the composition of revenues of the Company, using the classification established by the General Airports Law and its related regulations, with the exception of non-aeronautical revenues as mentioned in the preceding paragraph:

	Year ended December 31,
	2022		2021		2020
Aeronautical services:
Domestic TUA	Ps.	4,791,166	Ps.	3,422,714	Ps.	1,857,551
International TUA		1,375,479		1,169,292		542,933
Landing charges		269,796		206,114		147,387
Platform for embarking and disembarking		185,785		134,436		90,257
Aircraft parking charges on extended stay or overnight		42,922		36,539		31,905
Domestic and international passenger and carry-on baggage check		63,682		52,998		29,688
Aerocars and jetways		28,168		22,395		19,920
Other airport services, leases and regulated access rights(2)		298,545		233,240		222,917
Total revenues from aeronautical services	Ps.	7,055,543	Ps.	5,277,728	Ps.	2,942,558

	Year ended December 31,
	2022		2021		2020
Non-aeronautical services:
Commercial activities
Car parking charges	Ps.	340,095	Ps.	217,728	Ps.	126,818
Advertising(1)		73,579		70,338		59,695
Retail operations(1)		124,726		86,128		64,486
Food and beverage(1)		176,844		120,148		87,499
Car rental operators(1)		205,019		142,651		111,037
Time share developers(1)		16,960		13,557		12,683
Financial services(1)		13,013		8,355		7,853
Communication and services(1)		16,350		18,137		17,800
Services to passenger		5,232		3,561		3,281
VIP lounges		80,933		49,381		36,538
Other services		59,152		49,593		44,300
Total revenue from commercial activities		1,111,903		779,577		571,990

Diversification activities:
Hotel services		325,495		221,728		141,890
OMA Carga		329,793		257,210		183,382
Real estate services		26,364		19,721		16,499
Industrial services		73,760		63,737		51,272
Other services		10,858		6,889		7,547
Total diversification activities		766,270		569,285		400,590

Complementary activities:
Leasing of space(1)		118,851		122,639		85,729
Access rights		24,892		21,316		15,819
Checked baggage inspection		198,336		150,238		86,491
Other services		9,550		10,324		10,420
Total of complimentary activities		351,629		304,517		198,459
Total revenue from non-aeronautical services	Ps.	2,229,802	Ps.	1,653,379	Ps.	1,171,039
(1)

Revenues from commercial activities and ancillary services are generated primarily from operating leases entered into by the Company. The leases are based on a monthly rent (which generally increases annually based on the NCPI) and/or the higher of a guaranteed minimum monthly rent and a percentage of the lessee’s monthly income. The monthly rent and minimum guaranteed monthly rent are included in the caption “Commercial activities” in the table above and in supplemental income.

Approximately 75% of consolidated revenues for the years ended December 31, 2022, 2021 and 2020, generated by the Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua, Ciudad Juárez, and San Luis de Potosí Airports.

27.         Cost of services

The cost of services is as follows:

	Year ended December 31,
	2022		2021		2020
Wages and salaries	Ps.	281,460	Ps.	229,358	Ps.	228,993
Maintenance		145,931		142,069		124,563
Security and insurance		142,147		128,299		134,774
Utilities (electric, cleaning and water)		166,280		144,727		122,961
Building lease		8,609		2,015		2,543
Allowance for doubtful accounts		4,711		646		17,738
Cost of hotel service		70,319		44,282		30,650
Equipment lease, fees and others		104,181		90,711		103,736
	Ps.	923,638	Ps.	782,107	Ps.	765,958

28.         Subsequent event

On February 16, 2023, GACN reported that, firther to the resolutions adopted at the General Ordinary Stockholders’ Meeting held on February 13, 2023 declaring a cash dividend in the amount of up to Ps.1,450,000, the Board of Directors, exercising the powers granted by the Meeting, determined the payment of a dividend in the amount of Ps.1,450,000 with a payment date of March 2, 2023.

On March 10, 2023, GACN completed the placement of sustainability-linked Debt Securities for a total of Ps.3,200,000 in two tranches, one at a variable rate and the other at a fixed rate. The variable rate tranche, in the amount of Ps.640,000, matures in 3.4 years and bears interest at 28-day TIIE plus 22 basis points. The fixed rate tranche, in the amount of Ps.2,560,000, maturing in 7 years, bears interest at a rate of 10.26%. In both cases, the principal amount is payable in a single installment at maturity.

The proceeds of the issuance were used to repay Ps.1,200,000 of short-term bank debt, amortize in full the Debt Securities with ticker: OMA13 for Ps.1,500,000, and the remainder for general corporate purposes, including for possible investments, which had not been defined at that date.

On April 21, 2023, GACN reported that, further to the resolutions adopted at the Annual General Ordinary Stockholders’ Meeting held on April 21, 2023 approved a cash dividend in the amount of Ps.2,300,000, to be paid in two installments: the first installment of Ps.1,800,000 no later than June 30, 2023, and a second installment of Ps.500,000, no later than September 30, 2023.

29.         Authorization for the issuance of the consolidated financial statements

The Company’s consolidated financial statements were authorized for issuance on April 1, 2023, by the Chief Executive Officer, Ricardo Dueñas Espriu and Ruffo Pérez Pliego del Castillo, General

Director of Administration and Finance and, consequently do not reflect the events occurred after that date.

The consolidated financial statements as of December 31, 2021, were approved by the Annual Stockholders’ Meeting held on April 21, 2022.

* * * * * *