Form 20-F
period 2023-12-31
Central North Airport Group
filed 2024-04-29
CIK 1378239

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Title of each class:	Number of Shares
Series B shares	336,403,425 (excluding 3,942,131 shares repurchased held in treasury)
Series BB shares	49,766,000

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

⌧ Yes ◻ No

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

The Company’s aeronautical fees charged to airlines and passengers are regulated, like most airports in other countries. In 2021, 2022 and 2023, approximately 60.5%, 59.1% and 61.8%, respectively, of the Company’s total revenues, and approximately 76.1%, 76.0%, and 77.3%, respectively, of the sum of its aeronautical and non-aeronautical revenues were earned from aeronautical services, which are subject to price regulation under the Company’s maximum rates. These regulations may limit the Company’s flexibility in operating its aeronautical activities, which could have a material adverse effect on its business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to the Company’s operations that affect its profitability are authorized (as in the case of the Master Development Programs) or established (as in the case of maximum rates) by the Ministry of Infrastructure, Communications and Transportation for five-year terms. The Company generally does not have the ability to unilaterally change its obligations (such as the investment obligations under its Master Development Programs or the obligation under its concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, this price regulation system may be amended in the future in a manner that would cause additional sources of the Company’s revenues to be regulated.

The Company’s results of operations may be adversely affected by required efficiency adjustments to its maximum rates.

The Company’s maximum rates in Mexico are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five-year period ending December 31, 2020 and December 31, 2025, the maximum rates applicable to the Company’s airports reflect an annual efficiency improvement of 0.70%. Future annual efficiency adjustments will be determined by the Ministry of Infrastructure, Communications and Transportation in connection with the setting of each Mexican airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4. Information on the Company—Regulatory Framework—Revenue Regulation—Methodology for Determining Future Maximum Rates.” We cannot provide assurance that we will achieve efficiency improvements sufficient to maintain or increase our operating income as a result of the progressive decrease in each of our airport’s maximum rate.

On October 4, 2023, the Company received a notification from the Mexican Federal Civil Aviation Agency, a deconcentrated entity of the Ministry of Infrastructure, Communications and Transportation, informing the amendment of the terms of the tariff base regulation (Bases de Regulación Tarifaria) set forth in Annex 7 of the Company’s concessions, which was further modified on October 19, 2023. The amendment to the terms of Annex 7 of the Company’s concessions will modify the maximum annual tariffs that each of our airports can charge for their services. Following the announcement by the Mexican Federal Civil Aviation Agency to modify the terms of the tariff base regulation of our concessions, our stock price on the Mexican Stock Exchange declined by 26% from October 4, 2023, to October 5, 2023. We cannot guarantee that the Mexican Federal Civil Aviation Agency or any other regulatory authority will refrain from further amending the terms of the tariff base regulation, which may potentially affect the maximum rates for each airport and result in a material adverse impact on our business operations, financial performance, and overall results. See “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business— The regulations pursuant to which the maximum rates applicable to the aeronautical revenues are established do not guarantee that the consolidated results of operations, or the results of operations of any airport, will be profitable, or that the Company will realize the expected return on investment.”

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

Although the Master Development Programs and maximum rates through 2025 have been set, the Company cannot predict what the Master Development Program for 2026 and following years will establish. When determining the maximum rates for the next five-year period (from 2026 to 2030), the Ministry of Infrastructure, Communications and Transportation may be solicited by different entities (for example, the Antitrust Commission) to modify the maximum rates, thus reducing the Company’s profitability. The laws and regulations governing the business, including the rate-setting process and the Mexican Airport Law, may change in the future or be applied or interpreted in a way that could have a material adverse effect on the Company’s business, results of operations, prospects and financial condition.

Additionally, on October 16, 2019, the Ministry of Infrastructure, Communications and Transportation established the Mexican Federal Civil Aviation Agency, an independent regulatory agency, that replaced the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil). The Mexican Federal Civil Aviation Agency is responsible for establishing, coordinating, overseeing and controlling international and national air transportation, as well as the airports, complementary services and generally all activities related to civil aviation. The Mexican Federal Civil Aviation Agency was formally established on February 26, 2021, and while the internal regulations and operation manuals further enacted did not change materially with respect to the previous ones, the Company cannot predict the actions that the Mexican Federal Civil Aviation Agency will take in the future, or the effect of any such actions on its business.

In 2014, Mexico enhanced its Federal Antitrust Law (Ley Federal de Competencia Económica), significantly empowering the Antitrust Commission with broader regulatory powers, including overseeing essential facilities and enforcing market competition. This included the ability to enforce changes in business operations that could notably affect companies, especially concerning mergers, anti-competitive behavior, liabilities, and fines. Specifically, the Antitrust Commission recognized the allocation of flight slots at Mexico City International Airport as an essential service due to its impact on flight schedules and market competition. To address the observed inefficiencies and anti-competitive effects, the Antitrust Commission issued corrective measures in 2017. However, subsequent regulatory amendments and guidelines from the Ministry of Infrastructure, Communications and Transportation were found inadequate and contradicting these measures by the Antitrust Commission. This led to a legal dispute over the regulatory authority on slot allocation, culminating in the Mexican Supreme Court’s ruling against the Antitrust Commission in November 2019.

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

On May 3, 2023, the Mexican government published a decree amending the Airports Law (Ley de Aeropuertos) introducing several changes including (i) changing the administrative nature of the Mexican Federal Civil Aviation Agency from a regulatory agency to a decentralized administrative entity (órgano administrativo desconcentrado) of the Ministry of Infrastructure, Communications, and Transportation; (ii) enhancing the regulatory and supervisory responsibilities of the Mexican Federal Civil Aviation Agency over civil aviation matters, which were previously assigned to the Ministry of Infrastructure, Communications, and Transportation, including the issuance of technical and administrative regulations applicable to the Master Development Programs; (iii) coordinating security regulations to restore Mexico’s FAA safety rating to Category 1 (which was recovered in September, 2023); (iv) authorizing the Ministry of Infrastructure, Communications, and Transportation to grant, for an indefinite term, assignments to state-owned entities for the management, operation, and, if applicable, construction of airports; (v) notifying the Ministry of Infrastructure, Communications, and Transportation or the Mexican Federal Civil Aviation Agency of any amendments to their bylaws, early dissolution, change of purpose, merger, transformation, spin-off and any transfer of shares, even if these do not result in a change of control of the concessionaire; and (vi) establishing that the concession can be terminated if sanctions are imposed more than twice for the same violation, including exceeding an airport’s maximum rate, during a 10-year period. As of the date of this filing, we cannot determine whether these amendments could affect the Mexican economy or our operations.

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

The FAA evaluates the legal framework for civil aviation and issues related to the monitoring, staff training and inspection processes related to regulations issued by the International Civil Aviation Organization (“ICAO”).

On May 25, 2021, the FAA announced that, following an assessment of the Mexican Federal Civil Aviation Agency, it had determined that Mexico was not in compliance with international safety standards set by ICAO, and as a result, downgraded Mexico’s aviation safety from Category 1 rating to an International Aviation Safety Assessment (“IASA”) Category 2 rating.

The FAA had previously downgraded Mexico’s aviation safety rating from a Category 1 rating to a Category 2 rating on July 30, 2010, as a result of the FAA’s visit to the Mexican Bureau of Civil Aviation (currently the Mexican Federal Civil Aviation Agency) between January and July 2010. However, on September 14, 2023 the FAA restored Mexico’s Category 1 aviation safety rating.

The consequences of the above-mentioned downgrades were the suspension of the right to operate code-shared flights and the restriction of Mexican airlines’ ability to increase the frequency of, or add new routes to, the United States. Notwithstanding that FAA restored Mexico’s Category 1 aviation safety rating, Mexico’s rating can be downgraded again in the future, and we cannot predict what impact such a downgrade would have on our passenger traffic or results of operations, or on the public perception of the safety of our airports.

In 2021, 2022 and 2023, 5.0%, 3.0%, and 3.3% respectively, of our total passenger traffic, corresponded to passengers who traveled through our airports on flights to or from the United States operated by Mexican Airlines. The Company cannot be certain of how long this rating will be maintained and we cannot predict what impact a downgrade would have on our passenger traffic or results of operations, or on the public perception of the safety of our airports.

If the Company exceeds the maximum rate at any airport at the end of any year, it could be subject to sanctions.

Historically, the Company has set the tariffs it charges for aeronautical services at each airport in order to come as close as possible to its authorized maximum rate for that airport in any given year. For example, in 2023, the revenues subject to maximum rate regulation represented approximately 97.5% of the amounts the Company was entitled to earn under the maximum rates for all of its airports. The Company may not be able to establish tariffs in the future that allows it to collect substantially all of the revenues it is entitled to earn from services subject to price regulation.

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

If the Company exceeds the maximum rate at any airport at the end of any year, the Ministry of Infrastructure, Communications and Transportation may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for violations of certain terms of a concession, including for exceeding an airport’s maximum rate, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed more than two times for the same cause, during a term of 10 years.

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

The peso has historically experienced significant volatility. From December 31, 2021 to December 31, 2022, the peso appreciated by approximately 5.0%, from Ps.20.51 per U.S.$1.00 on December 31, 2021 to Ps.19.50 per U.S.$1.00 on December 30, 2022. From December 31, 2022 to December 31, 2023, the peso appreciated by approximately 13.3% from Ps.19.50 per U.S.$1.00 to Ps.16.90 per U.S.$1.00. On April 19, 2024, the exchange rate was Ps.17.21 per U.S.$1.00.

The Mexican government may terminate or reacquire the concessions under various circumstances, some of which are beyond the control of the Company.

The Company’s concessions are its principal assets, and it would be unable to continue operations without them. A concession may be revoked by the Mexican government for certain prescribed reasons, including the failure to comply with the Master Development Programs, a temporary or permanent halt in the Company’s operations, actions affecting the operations of other concession holders in Mexico, the failure to pay damages resulting from its operations, the failure to keep the rates from exceeding its maximum rates or the failure to comply with any other material term of its concessions. Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in revocation of a concession only if sanctions have been imposed for violations of the relevant term more than two times for the same cause, during a term of 10 years. Violations of other terms of a concession can result in the immediate termination of the concession. The concessions may also be terminated upon the Company’s bankruptcy or insolvency. Violations of the Mexican Airport Law, its regulations or other federal regulations could result in similar sanctions. In the event that any one of the Company’s concessions is terminated, its other concessions may also be terminated. For a discussion of events that may lead to a termination of a concession, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

The Mexican government could grant additional concessions to operate existing government-managed airports or authorize the construction of new airports as well as directly operate, through the Ministry of National Defense or the Ministry of the Navy, concessions that may compete directly with the airports operated by the Company.

On February 5, 2014, the Mexican government announced in the Federal Official Gazette that the Ministry of Infrastructure, Communications and Transportation granted to Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V., a concession for 20 years to construct, operate and exploit a civil-aviation airport in the municipality of Bocoyna, Chihuahua, located 250 kilometers (144 miles) from the city of Chihuahua, within an area of 95.5 hectares (0.4 square miles). The government of the state of Chihuahua owns 98% of the capital stock of Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V. The airport has an ICAO Category 3C rating and could present competition to the Company’s airport located in the municipality of Chihuahua, which has a higher ICAO Category 4D rating and is located 18 kilometers (11.2 miles) from the city of Chihuahua. On January 31, 2024, the State of Chihuahua announced that the airport started operations for general aviation flights with an annual capacity of up to 20,000 passengers per year. The airport is expected to have an annual capacity to serve up to 80,000 passengers per year during the first five years of operations and later increase its capacity to serve up to 250,000 passengers per year. As of the date of this report, the Company cannot predict whether the Bocoyna airport will materially affect our results of operations or financial performance.

During the fourth quarter of 2023 and the first quarter of 2024, the Ministry of Infrastructure, Communications and Transportation awarded several airport concessions to state-owned companies in which the Mexican military holds the majority interest either through the Ministry of National Defense (Secretaria de la Defensa Nacional) or the Ministry of the Navy (Secretaria de Marina). As a consequence of these recent awards, Mexico’s military has now consolidated its presence as an airport operator which, as of the date of this report, oversees 20 airports in Mexico including Mexico City International Airport and the Felipe Angeles International Airport, according to press releases made by the Ministry of National Defense and the Ministry of the Navy.

In the future, the Company might encounter competition from Aeropuerto del Norte, an airport near Monterrey, which was operated by a third party pursuant to a concession. The concession held by this third party has recently expired, and it remains uncertain whether a new concession will be granted to a private third party or to a state-owned company, as it has been the trend recently. Historically, Aeropuerto del Norte has been used solely for general aviation operations. The state of Nuevo León has requested in the past that the Ministry of Infrastructure, Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations. On December 26, 2023, the Mexican President announced that the concession of this airport will be granted to the Ministry of National Defense and that it intends to expand its current commercial aviation operations. As of the date of this report, we cannot assure how this new proposal from the President, if approved, would materially affect our results of operations or financial performance.

Any competition from such airports could have a material adverse effect on the Company’s business, results of operations, prospects and financial condition.

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

The Mexican Air Traffic Control Authority (Servicios a la Navegación en el Espacio Aéreo Mexicano) or “SENEAM”, could require the Company to monitor certain aircraft movements at its airports that the Company does not currently control, which could result in increased costs. SENEAM may require the Company to manage and control aircraft movements in and out of its arrival and departure gates and remote boarding locations at its airports. Should SENEAM require the Company to control, or if the Company, for efficiency purposes, requests to control, these aircraft movements directly at any or all of its airports in the future, the Company’s results of operations could be negatively impacted by increased operating insurance and liability costs resulting from taking on these obligations.

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

On May 1, 2019, the Mexican Government published significant reforms in the Federal Official Gazette to the Mexican Federal Labor Law. These changes include the creation of courts specializing in labor law and protections to the collective rights of workers and union rights. As a result of these reforms, employees cannot be forced to join a union and more than one union can exist in every workplace. Currently, all unionized Company employees, who are employed by our airport subsidiaries, are represented by a national union of airport workers that operates throughout Mexico. To the extent unionized airport workers seek to create or join new unions, and/or materially modify the conditions agreed with the Company and with other Mexican airport operators, the Company’s operations could be adversely affected by union activities, including organized strikes or other work stoppages. The Company cannot predict how these developments may affect the Company’s results of operations or its financial condition. Any increased demands by the Company’s unionized workers may lead to higher labor costs, which could have a negative impact on its results of operations. For more information, see “Collective labor conflicts in Mexico could have an adverse impact on our results of operations” and “If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.”

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

In December 2019, the Mexican government published several amendments to the Income Tax Law, Value Added Tax Law, Excise Tax Law and the Federal Tax Code, most of which became effective on January 1, 2020. This set of tax reforms is one of the most important in the past few years and its main purpose is to tackle tax evasion by strengthening tax authorities’ control mechanisms. These amendments imposed stringent restrictions on the deductibility of certain expenses, such as a new earnings-stripping rule applicable to net interest, and the non-deductibility of payments to related parties that are deemed subject to preferential tax regimes or by means of structured arrangements, introduced regulations regarding hybrid mismatches and added amendments to the tax treatment applicable to tax transparent foreign entities or arrangements, all of which could affect our operating results. None of these amendments significantly impacted our operating results in subsequent years.

The 2020 tax reform also introduced a new mandatory disclosure regime aimed at tax advisors, for purposes of reporting and monitoring specific tax schemes referred to in article 199 of the Federal Tax Code.

On January 11, 2021, the Mexican Government published reforms to Article 311 of Mexican Federal Labor Law and NOM-037-STPS-2023, regulating remote working conditions. As a result of these reforms, employees that work more than 40% of their work hours from home or from any other place that is not the applicable company’s domicile without supervision or guidance from the employer have new rights and obligations. These new rules also set forth new obligations for employers. For example, employers must now provide the necessary tools and services for employees to fulfill their jobs. This reform became effective as of January 12, 2021. While, as of the date of this report, the Company no longer implements a work from home policy, we cannot determine whether these developments could affect the Company’s results of operations in the future.

On April 23, 2021, the Mexican government published a decree pursuant to which several amendments were made to the Federal Labor Law, Income Tax Law, VAT Law, among others, in order to prohibit outsourcing of personnel, limit contracting and amending profit-sharing rules. The amendments became effective April 24, 2021, except for certain legal provisions that became effective August 1, 2021. Among the most important amendments made were: (i) prohibition of outsourcing of personnel, however the provision of specialized services or the execution of specialized works (through external providers or companies within the same business group) is still allowed, only to the extent the services provided are not part of the corporate purpose or the primary economic activity of the company receiving the services; (ii) joint and several liability of companies hiring specialized services with a contractor who fails to comply with its labor obligations; (iii) companies that provide specialized services will require to be registered with the Ministry of Labor and Social Welfare (STPS); (iv) increase in fines for violation of the rules; and (v) payments related to contracting of personnel will not be deductible for income tax purposes and the Value Added Tax corresponding to these payments will not be accredited. In order to comply with the new regulations, the Company transferred certain employees to its airport subsidiaries, terminated certain contracting services contracts and ensured that its remaining contracted service providers complied with the new regulation. None of these regulatory amendments nor the actions the Company took in response thereto had any material impact in the Company’s results of operations or its financial condition, and we do not expect any material impacts in the future.

On March 10, 2021, a decree amending certain terms of the Electric Industry Law (“EIL”) became effective. The amendments aim to strengthen the state-owned utility Comisión Federal de Electricidad (“CFE”). The amendment includes, among others, (a) modifications to the order of priority of dispatch to the national electric grid; (b) modifications to the granting of permits referred in the EIL, which will now be subject to the planning criteria issued by the Ministry of Energy; and (c) powers granted to the Energy Regulatory Commission (“CRE”, for its acronym in Spanish) to revoke vesting self-supply contracts. The EIL amendments have been subject of numerous amparo lawsuits before federal courts in Mexico, in which judges have granted general injunctions, suspending the effects of the EIL amendments, for the benefit of anyone affected by the amendments, until a ruling on the merits of the amparo lawsuits is issued by the competent courts. Furthermore, the EIL’s constitutionality was judicially challenged by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia Económica) and local governments, and through an unconstitutionality proceeding (acción de insconstitucionalidad) filed by two-thirds of the Mexican Senate. However, the Mexican Supreme Court dismissed the action of unconstitutionality and the constitutional challenges for lack of sufficient votes to proceed with these actions. On February 1, 2024, the Mexican Supreme Court granted six injunction proceedings (amparos) against the amendments to the EIL and declared the amendments unconstitutional.

On September 30, 2021, the Mexican federal executive branch presented a bill before the House of Representatives (Cámara de Diputados) to amend Articles 25, 27 and 28 of the Mexican Constitution, which bill proposed changes to the legal framework that governs CFE and the Mexican power industry generally. The bill was vetoed by the House of Representatives as of April 17, 2022 and will not go into effect.

In addition, in 2017 we entered into a self-supply agreement (“SSA”) under the self-supply (“autoabasto”) legal figure, with a wind electricity generator, which expires in 2028. In 2023, approximately 79% of the total electricity consumption of the Company was supplied under this agreement. As of the date of this report, we cannot predict how these amendments to the EIL and the proposed bill to amend the Constitution will affect the SSA if they ever become effective.

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

On March 28, 2023, the Mexican President presented to Congress an initiative to reform various federal laws. The bill provides, among others, additional grounds for the Mexican government to revoke concessions and permits. It also provides a mechanism to speed up private property expropriation. As of the date of this report, we cannot assure you how such bills, if passed, would affect our operations and competitiveness in the Mexican market.

On May 3, 2023, the Mexican government published a decree amending the Airports Law (Ley de Aeropuertos) See “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business— The Company cannot predict how the regulations governing the business will be applied.” As of the date of this filing, we cannot determine whether these amendments could affect the Mexican economy or our operations.

On November 13, 2023, the Mexican government published a decree amending the Mexican Federal Duties Law (Ley Federal de Derechos). The amendments included the increase in the fee paid by airport concessionaires to the federal government from 5% to 9%. The excess concession tax payments related to aeronautical activities made during 2024 and 2025, will be incorporated as an addition to the reference value in the following ordinary review from 2026 to 2030. The excess payments corresponding to the regulated revenues for the following years, will be incorporated to the maximum tariff formula, as per the maximum rate regulation.

On February 5, 2024, the Mexican President proposed to the Chamber of Deputies 18 amendments to the Mexican constitution (“the 2024 Constitutional Package”). The 2024 Constitutional Package includes, among other amendments (i) the establishment of the National Guard as a permanent armed force, (ii) amendments to criminal laws, including those related to drug trafficking, extortion and tax fraud, (iii) social security reforms, (iv) minimum wages for teachers, doctors and nurses, police officers, national guard and members of the armed forces, (v) establishing universal and free medical care to citizens, (vi) several reforms to the Federal judicial branch, including the voting mechanism to elect Supreme Court judges, (vii) reforms to the federal elections procedure, and the (viii) dissolution of certain regulatory entities such as the COFECE.

The introduction of the 2024 Constitutional Package by the Mexican President to the Chamber of Deputies represents the first phase of the legislative process to approve constitutional amendments, for which the Mexican Congress members must issue a qualified majority (two-thirds) vote. Once approved by the Mexican Congress, the amendments, must be approved by a simple majority (half plus one) of the legislatures of each of the federative entities. To approve the 2024 Constitutional Package, the parliamentary group of President Andrés Manuel López Obrador would require the support of the opposition parties as it does not have a qualified majority in the Chamber of Deputies nor in the Senate. As of the date of this report, we cannot assure you how such initiatives, if passed, would affect our operations and competitiveness in the Mexican market, or result in economic or political conditions that could materially and adversely affect our business.

Risks Related to Our Operations

Large scale international events, including acts of terrorism, wars and the military action launched by Russian forces in Ukraine, could have a negative impact on international air travel and our revenues.

Events such as the conflicts in the Middle East and terrorist attacks worldwide have in the past negatively affected the frequency and pattern of air travel worldwide.

On February 24, 2022, Russian forces launched significant military action against Ukraine, and sustained conflict and disruption in the region has continued as of the date of this report. The military conflict has since caused significant volatility in commodity prices (including, but not limited to fuel), credit and capital markets, as well as supply chain interruptions. The extent and duration of the military action resulted in market and supply chain disruptions. Any general increase of hostilities in the region as a consequence of this military conflict, even if not made on or targeted directly at the air travel industry, or the fear of or the precautions taken in anticipation of any potential military attacks such as elevated national threat warnings, travel restrictions, selective cancellation or redirection of flights and new security regulations, among others, (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry as a result of new security requirements and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

Geopolitical conflicts, including the ongoing military conflict involving Russia and Ukraine and the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises, could also cause significant disruptions in supply chains across the world, which may have a material adverse effect on the travel industry and therefore our business, financial condition, cash flows and results of operations. See also “Variations in international fuel prices could directly or indirectly adversely affect our business and results of operations.”

On October 7, 2023, Hamas, a terrorist group in control of Gaza, carried out a surprise attack on Israeli cities and towns near the Gaza strip. Following this terrorist attack, Israel declared war on Hamas and other terrorist organizations in Gaza. On April 13, 2024, Iran launched explosive drones and fired missiles on Israeli territory, a retaliatory strike that raised the threat of a wider regional conflict as retaliation for an Israeli strike on an Iranian consular building in Damascus, Syria, which killed members of the Islamic Revolutionary Guard Corps. On April 18, 2024, the United States announced new sanctions imposed to Iran in retaliation for its recent aerial attack against Israel. The military conflicts are ongoing, and their length and outcome are highly unpredictable. Further escalation of these conflicts and the related economic sanctions imposed as a result of these conflicts could lead to significant market and other disruptions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, armed groups, further conflict in the Middle East or Ukraine, pandemics or outbreaks of health epidemics such as COVID-19 or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

The outbreak of COVID-19 has had, and any similar outbreaks could have, a negative impact on the global economy and on our business, operations and results.

The outbreak, and measures taken to contain or mitigate the coronavirus (“COVID-19”), had dramatic adverse consequences for the global economy, including demand, operations, supply chains and financial markets. COVID-19 led to travel restrictions imposed by governments (including the Mexican Government), flight cancellations, and a marked decline in passenger demand for air travel, domestically and worldwide.

Due to the economic recovery from the COVID-19 pandemic in the airports in which we operate, the total passenger traffic in our airports increased during 2022 and 2023, mainly due to the efficacy of vaccination programs worldwide, and the easing of restrictive travel policies in various parts of the world. However, the full extent of the ongoing impact of COVID-19 on the Company’s longer-term operational and financial performance will depend on future developments, including those outside our control related to the introduction and spread of new variants of the virus which may be resistant to currently approved vaccines, passenger testing requirements, mask mandates or other restrictions on travel, all of which are highly uncertain and cannot be predicted. The COVID-19 pandemic had a material impact on the Company, and any potential reduced air travel demand as a result thereof could have a material adverse effect on the Company’s business, operating results, financial condition and liquidity.

Our revenues are highly dependent on levels of air traffic, which depend on factors beyond our control.

Passenger and cargo traffic volumes and air traffic movements depend on many factors beyond our control, including pandemic outbreaks, seasonality, severe or extreme weather, economic conditions in Mexico, the United States or globally, the political situation in Mexico and elsewhere in the world, the attractiveness of the destinations of our airports relative to that of other competing destinations, fluctuations in fuel prices (which could cause airlines to increase tariffs and have a negative impact on traffic as a result of increased fuel costs), changes in regulatory policies applicable to the aviation industry and an increase or decrease in Mexican airlines’ fleets, among others.

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

Furthermore, in September 2017, the U.S. administration announced its plan to phase out the Deferred Action for Childhood Arrivals program (“DACA”), which allows certain individuals who entered the U.S. as undocumented minors to defer immediate deportation and to be eligible for a work permit. Because the majority of individuals who benefit from this program are from Mexico, terminating the program may affect relations between Mexico and the U.S., as well as transit between the two countries. On July 16, 2021, the U.S. District Court for the Southern District of Texas issued a ruling partially suspending DACA. The ruling permits the continued processing of DACA renewals but does not allow for any new applications to be granted. The DACA final rule took effect on October 31, 2022, pursuant to which the United States administration will accept and process renewal DACA requests and accompanying requests for employment authorization, so long as they are consistent with court orders and any ongoing partial stay (such as the ruling from the U.S. District Court for the Southern District of Texas). While the new rule will apply to applications considered as of October 31, 2022, currently valid grants of DACA, related employment authorization, and advance parole will continue to be recognized as valid under the final rule. On September 13, 2023, the U.S. District Court for the Southern District of Texas issued a decision finding the DACA Final Rule unlawful and expanding the original July 16, 2021 injunction and order of annulment to cover the Final Rule. We cannot assess the impact DACA may have on particular industries or government policies that may result. If new federal immigration legislation is enacted in the U.S., such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the United States. Such restrictions could have a material adverse effect on our passenger traffic results. We cannot predict the impact that these measures may have on trade between the U.S. and Mexico or whether foreign direct investment from the U.S. to Mexico will decrease.

The U.S. Presidential Elections, scheduled to be held in November 2024, may introduce regulatory, economic, and policy changes with significant implications for our airports. Shifts in U.S. foreign policy, border security measures, and trade agreements resulting from the election outcome can affect cross-border travel, airline operations, and consequently, airport traffic and revenues in Mexico. We cannot assure you to what extent the change in the U.S. administration for the four-year period from 2025 to 2029 will affect the country’s economy and on our business, results of operations or financial condition.

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

Although the COVID-19 is no longer considered a pandemic, renewed waves and new variants could lead to new measures implemented by governmental authorities to contain and mitigate the effects of COVID-19, including shutdowns of non-essential infrastructure businesses, stricter border controls, stringent quarantines and social distancing. Such measures triggered significant economic downturn in Mexico and the United States. The extent and effect of a potentially new recession is difficult to predict, including whether such recession and any recovery thereof will be similar to past periods of recession and recovery.

Moreover, international events, such as decreases in oil prices and the slower growth in the Chinese economy, have led to volatility in the international markets and adversely affected the Mexican economy. As a result, Mexico has been forced to cut public expenses, since oil output is one of the main sources of revenue in Mexico. In recent years, however, the U.S. economy has improved; though GDP increased at an annualized rate in real terms of 5.7% in 2021, 2.1% in 2022, and 2.5% in 2023. Our international passenger traffic increased 94.3%, 17.9% and 21.2% in 2021, 2022 and 2023, respectively. In the event of an economic downturn, developing countries, which have largely rebounded from the economic and financial crisis in 2009, would be impacted through trade and financial channels.

Our business is particularly dependent on the condition of the U.S. economy and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), in 2023, exports from Mexico to the United States represented approximately 82.6% of Mexican exports, and 37.8% of foreign direct investment in Mexico originated in the United States. According to the Mexican Bank (Banco de Mexico), in 2023, remittances received from the United States were approximately U.S.$60.93 billion, representing an 8.1% increase with respect to those received in 2022.

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

For example, European Brent crude oil spot prices increased from U.S.$77.24 per barrel on December 31, 2021 to U.S.$82.82 per barrel on December 31, 2022, and decreased from U.S.$ 82.82 per barrel on December 31, 2022 to U.S.$ 77.69 per barrel on December 31, 2023. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. Further, the outcome of the conflict between Russia and Ukraine and the impact that it may continue to have on fuel prices is uncertain. For more information, see “Large scale international events, including acts of terrorism, wars and the military action launched by Russian forces in Ukraine, could have a negative impact on international air travel and our revenues.”

In the past, increased costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and, in some cases, even contributed to filings for bankruptcy by some airlines. Our business could be negatively impacted by hydrocarbon price volatility as the result of, or as a result of the threat of, Russian activities in Ukraine and as the result of, or as a result of the threat of, Russia expanding its production of oil and gas to finance its activities in Ukraine and destabilize world energy markets. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from member states in the Organization of the Petroleum Exporting Countries. Further, recent increases in oil prices may lead to an unpredictable drop in pricing in the medium to long-term, and any substantial variation in fuel prices could have an adverse effect on our results of operations and financial condition. Additionally, the recent conflict between Russia and Ukraine has caused shortages in the availability of aircraft fuel, including as a result of targeted sanctions and export control measures imposed by the United States and foreign government bodies. Because Russia is one of the world’s largest oil exporters, we expect recent global developments relating to Russia’s conflict with Ukraine and resulting export restrictions to decrease fuel global supply and increase fuel prices, which could be aggravated if the OPEC member states decide not to, or are unable to, increase their fuel production. Although, for the year ended December 31, 2023, any such shortages have not been material, there is no assurance that the shortages will not become more severe, and we cannot predict the continued impact of these sanctions and export control measures, or the impact of any further retaliatory actions that may be taken by Russia and the United States and foreign government bodies. Shortages in the availability of, or increases in demand for, crude oil in general, other crude oil-based fuel derivatives and aircraft fuel in particular have resulted, and could continue to result, in increased fuel prices and could have a material adverse effect on our business, results of operations and financial condition.

Our business is highly dependent on the operations of Mexico City International Airport.

In 2021, 2022 and 2023, approximately 40.3%, 40.4%, and 36.0% respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport (Aeropuerto Internacional de la Ciudad de México, S.A. de C.V.). As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.

In the past, the Mexican Federal Antitrust Commission (Comisión Federal de Competencia Económica, or the “Antitrust Commission”) issued corrective measures for the Mexico City International Airport to address the inefficiencies observed at the airport during congested hours, including limiting operations during those hours.

To alleviate congestion at the Mexico City International Airport, the current Mexican federal administration implemented the conversion of a military airport, approximately 40 kilometers (24.9 miles) outside of Mexico City, into the civil Felipe Ángeles Airport, which began operations on March 21, 2022.

On August 28, 2023, the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil) issued a resolution indicating that, due to the saturation of capacity at Mexico City’s ‘Benito Juarez’ International Airport, air traffic movements would be temporarily reduced from 52 to 43 per hour, starting October 28, 2023. However, the Ministry of Infrastructure, Communications, and Transportation postponed the implementation of this resolution to January 8, 2024. The reduction in air traffic movements will remain in effect until the saturation conditions are resolved. In addition, in September 2023, pursuant to a Presidential decree issued in February 2023, all domestic and international cargo operators (with the exception of those that provide combined cargo and passengers operations) relocated their operations from the Mexico City International Airport to the Felipe Angeles Airport.

There is still uncertainty about what impact such decree and the new Felipe Ángeles Airport will have to alleviate congestion at the existing Mexico City International Airport, and we cannot assure you how such decree or capacity adjustments would affect our results of operations.

Security enhancements have resulted in increased costs and may require additional investments in the future.

In 2023, 12.3% of the passengers served by our airports were international passengers, of which, 78.6% arrived or departed on flights originating in or departing to the United States. The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance. Following the events of September 11, 2001, we reinforced security at our airports, and our general liability insurance premiums increased substantially. For more information on the insurance policies we carry, see “Item 4. Information on the Company – Property, Plant and Equipment.”

Because a substantial majority of our international flights involve travel to and from the United States, we may be required to comply with security directives of the U.S. Federal Aviation Administration (“FAA”) in addition to the directives of Mexican aviation authorities. World events, such as the terrorist attacks worldwide attributed to the Islamic State of Iraq and Syria or any other organization, could lead to additional security measures taken by the FAA or the ICAO, an agency of the United Nations Organization, and could require us to incur in additional costs to comply with these measures. Similarly, our airport operations and passenger volume could be negatively impacted by terrorist attacks on aircrafts, such as those which occurred with international airlines’ aircraft operating over Egypt and the Ukraine in 2015.

While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. See “Risk Factors— Large scale international events, including acts of terrorism, wars and the military action launched by Russian forces in Ukraine, could have a negative impact on international air travel and our revenues.” Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. In the event of a recurrence of COVID 19 pandemic or any similar outbreaks, we may be required to adopt additional safety measures in the future which could increase costs. Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at our airports due to increased passenger screening and slower security checkpoints and increase our operating costs, which would have an adverse effect on our overall performance.

Furthermore, under the Mexican Airport Law, we are currently responsible for inspecting passengers and their carry-on luggage before they board any aircraft. Under Mexican law, we may be liable to third parties for personal injury or property damage resulting from the performance of such inspection. Furthermore, we are responsible for the implementation of measures for the adequate inspection of checked baggage in our airports. In addition, we may be required to adopt additional security measures in the future or undertake capital expenditures if security measures for carry-on luggage are enhanced, which could increase our liability or adversely affect our operating results.

The operation of baggage screening equipment could increase our expenses and may expose us to greater liability.

The ICAO’s security guidelines require checked baggage on all international commercial flights and domestic commercial flights to undergo a comprehensive screening process for the detection of explosives. In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration (“TSA”)) is responsible for screening checked baggage. On May 1, 2014 and July 1, 2016, the Mexican Bureau of Civil Aviation (currently the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil or “AFAC”)) published mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines. We have purchased and installed screening equipment in all of our airports to facilitate compliance with the baggage screening guidelines, and our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked baggage screening system since March 1, 2012.

We incur ongoing expenses to maintain and operate this equipment and expect to incur ongoing expenses to maintain any equipment purchased. In the future, we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. For instance, replacement of the majority of our baggage screening equipment with new Computer Tomography X-ray (CTX) baggage screening equipment began in 2021 and will continue through 2025, although regulatory changes could force our airports to undertake this replacement sooner. In addition, the circular CO SA-17.9/16 established that airports must have alternative baggage screening methods in case the inspection technology currently used is no longer available. On September 7, 2023, the Mexican Federal Aviation Agency published mandatory circulars establishing specific design requirements for the infrastructure required to protect airport facilities against acts of unlawful interference, including requirements with respect to baggage screening equipment. We believe that we comply with the baggage screening guidelines, but the Mexican Federal Civil Aviation Agency may require additional investments. These additional expenses could restrict our liquidity and adversely affect our financial position.

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

In 2023, approximately 82.4% of the sum of our aeronautical and non-aeronautical revenues were generated from seven of our thirteen airports and OMA Logística. The Monterrey airport generated the most significant portion of our revenues. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports, including the percentage of total revenues generated by our other subsidiaries:

For Year Ended
Airport / Subsidiary	December 31, 2023
Monterrey	44.0%
Culiacán	8.2%
Ciudad Juárez	6.7%
Chihuahua	6.2%
Mazatlán	5.7%
OMA Logística S.A. de C.V.	5.5%
Acapulco	3.2%
San Luis Potosí	2.9%
Six other airports, Terminal 2 NH Collection Hotel, Servicios Complementarios del Centro Norte, Hilton Garden Inn Hotel, and OMA VYNMSA Aero Industrial Park.	17.6%
Total	100.0%

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

We rely on a variety of information technology to manage our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. If critical information systems fail or are otherwise unavailable, our ability to provide services at our airports, collect accounts receivable, pay expenses and maintain our security and customer data, could be adversely affected. In addition, these systems may require modifications or upgrades as a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations, and could impose substantial demands on management time. Our systems may be vulnerable to damage or disruption caused by circumstances beyond our control, such as catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, physical or electronic break ins, unauthorized access and cyber-attacks. Additionally, while we maintain insurance coverage for some of these events, the potential liabilities associated with network or IT security could result in damage to our reputation.

In the third quarter of 2021, we detected that several of our servers had been compromised with ransomware. Relying on our backup processes and consolidated infrastructure, we were able to restore the majority of our compromised servers within 48 hours of the incident. The main systems at the airports were not affected and remained in operation with minimal disruption.

To prevent future cybersecurity incidents, we are constantly updating our infrastructure with the latest security technologies, and we conduct vulnerability analysis and penetration testing periodically. Our information systems contain backup systems, including physical and software safeguards located outside of our offices, and a cold site for critical systems. In addition, we protect our systems with antivirus software, end-point protection software and last generation firewalls, including firewalls to filter traffic from the Internet. There can be no assurances that these preventive actions to mitigate cybersecurity risks and incidents will be successful in avoiding future cyber-attacks. Any such incident could hinder our ability to protect the privacy of our clients and business by causing the unauthorized distribution of confidential data and valuable financial information, which may cause damage to our reputation and may require us to incur additional expenses. Although actions are taken continuously to improve and monitor our information technology systems, these systems remain vulnerable to failures or unauthorized access, which could adversely affect our operations, financial condition and liquidity.

We face risks associated with our diversification activities, which could lead to our inability to recover our investment as planned.

We face risks associated with the nature of the diversification projects that we have developed and in which we participate as shareholders, which could impact our results of operations, prospects and financial condition. Our Terminal 2 NH Collection Hotel and our Hilton Garden Inn Hotel depend on passenger traffic travel to and from the Mexico City International Airport and the Monterrey airport, respectively, and any event that reduces passenger volume in these airports could adversely affect the results of operations of these hotels. The passenger traffic volume in such airports depends on factors that may be beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve. Accordingly, there can be no assurance that the passenger traffic volume in such airports will increase or maintain the current level.

Both of the hotels that we operate, our OMA-VYNMSA industrial park and our OMA Carga bonded warehouses could face additional competition from third parties developing similar projects in areas adjacent to the Mexico City airport and the Monterrey airport. In particular, with respect to the Monterrey airport, the competition could increase due to “nearshoring”, as certain U.S. companies are moving their operations to Mexico, especially in Monterrey and the areas surrounding the Monterrey airport are in high demanded to establish and operate warehouses.

Despite our efforts to retain clients, we cannot predict whether our clients will continue occupying our commercial spaces or cancel their contracts. Furthermore, the continued growth at our OMA-VYNMSA industrial park and our OMA Carga bonded warehouses business could also decline should there be a slowdown in the Mexican economy. In addition, our OMA Carga bonded warehouses require permits issued by the Mexican National Customs Agency (Agencia Nacional de Aduanas de México or “ANAM”). However, we cannot assure that the ANAM will renew OMA Carga permits upon their expiration or grant new permits, as the case may be. All such factors could adversely affect the profitability of our non-aeronautical businesses and our ability to recover our investments in such projects.

Our operations depend on certain key airline customers, and the loss or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.

Of the total aeronautical revenues generated at our airports in 2023, VivaAerobus represented 38.7%, Volaris represented 23.5% and Aeroméxico and its affiliates represented 19.9%. None of our contracts with our airline customers obliges them to continue providing service from our airports and, if any of our key customers reduces their use of our airports, competing airlines may not add flights to their schedules to replace any flights no longer handled by our principal airline customers. On December 9, 2020, Interjet, which accounted for 5.7% of our total passenger traffic in 2020, stopped operating at our airports mainly due to the financial impact of the outbreak of COVID-19 on their operations. In August 2022, Interjet initiated bankruptcy proceedings under Mexican Law (Concurso Mercantil), and on April 10, 2023 the bankruptcy federal judge issued a ruling declaring the company bankrupt and ordering the sale of all of its assets to pay its creditors. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenues from our key customers.

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

The global airline industry has experienced significant financial difficulties and warnings regarding industry profitability in previous years. However, on December 6, 2023, the International Air Transport Association, or IATA, issued its 2024 financial forecast for the global commercial airline industry, estimating net post-tax profit of about U.S.$ 25.7 billion, mainly due to an increase in yield. The forecast also indicated that net profit margins were expected to marginally increase to 2.7% in 2024 compared to 2.6% in 2023. Airlines profitability is dependent on a number of variables including, economic conditions or supply chain issues, which could trigger insolvencies within the global airline industry in the future. Please see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We could be exposed to risks related to aircraft parts manufacturing” for more information on how key airline customers could affect our operations.

Some of our airline and other clients and tenants have asked for assistance in previous years, either through discounts on payments owed to us or by an extension on those payments. During 2020 and early 2021, we provided payment extensions to our main airline customers, which allowed us to mitigate noncompliance risks. As a result of the COVID-19 pandemic, our reserve for doubtful accounts receivable, increased by 231% to Ps.20.8 million as of December 31, 2020, slightly decreased to Ps.20.3 million as of December 31, 2021, decreased to Ps.12.4 million as of December 31, 2022. On December 31, 2023, this reserve amounted to Ps.17.0 million. We cannot assure you whether any resurgence of the COVID-19 pandemic or any other such events will cause an increase in our reserve for doubtful accounts receivable in the future.

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

On December 14, 2016, the U.S. Department of Transportation issued a final order granting approval of, and antitrust immunity for, the Joint Cooperation Agreement and other alliance agreements between Delta Air Lines and Aeromexico. Since then, Delta Air Lines and Aeromexico have used the antitrust immunity to operate a joint venture between the U.S. and Mexico, coordinating their network planning, pricing, and sales activities, as well as enhancing the alignment of their respective frequent flyer programs. However, in January 2024, the U.S. Department of Transportation “tentatively dismissed” the request to renew the antitrust immunity. Consequently, the partnership between Delta Air Lines and Aeromexico must be dissolved by October 26, 2024, unless the decision is appealed and overturned. If confirmed, this decision could negatively affect our operations, potentially leading to the cancellation or reduction of certain routes and decreased passenger traffic at our airports.

Collective labor conflicts in Mexico could have an adverse impact on our results of operations.

A number of events have led workers and labor unions to demand more significant benefits and higher salary increases than in prior years, which could in turn increase our cost of personnel. These events include (i) the endorsement by the Mexican Senate of the International Labor Organization’s Convention C098, the “Right to Organize and Collective Bargaining Convention”, (ii) the approval by Congress to modify the Mexican Federal Labor Law, (iii) new labor unions created to negotiate and/or dispute existing collective bargaining agreements on behalf of the labor unions that currently hold such contracts, and (iv) a 15.0% increase of the general minimum wage applicable in Mexico and in municipalities near the northern border of Mexico, as of January 1, 2021, a 22.0% increase as of January 1, 2022, a 20.0% increase as of January 1, 2023, and a 20.0% increase as of January 1, 2024. For more information on employee relations, see “If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations” and “Changes to Mexican laws, regulations and decrees applicable to the Company could have a material adverse impact on the results of operations.”

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

If any conflicts with our employees were to arise, including with our unionized employees (which accounted for 45.2% of our total employees as of December 31, 2023), resulting in events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations. Our unionized employees, who are employed by our airport subsidiaries, are represented by a national union of airport workers that operates throughout Mexico. To the extent unionized airport workers seek material modifications to the conditions agreed with us and with other Mexican airport operators, our operations could be adversely affected by union activities, including organized strikes or other work stoppages.

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

In the past, some airlines have reported losses. In cases where we extend days of credit to airlines, substantially all of our revenues from passenger charges and other aeronautical services are secured by a performance bond or other types of guarantees; however, guarantees may not fully cover the amount owed by an airline at a certain date. In the event of the insolvency of any of these airlines, we would not be certain of the collection of any amounts invoiced to that airline in respect of passenger charges. In cases where the airlines cannot provide adequate or sufficient performance bonds or other types of guarantees, the airlines operate under advance payment conditions.

The main domestic airlines operating at our airports may refuse to pay certain increases in our specific rates for regulated aeronautical services.

In the past, we have entered into a series of agreements with the Mexican National Air Transportation Chamber of Commerce (Cámara Nacional de Aerotransportes), pursuant to which we have established specific rates for regulated services applicable to our principal airline customers. Historically, amounts paid under these agreements have not been material, and we do not expect any such agreements with the Mexican National Air Transportation Chamber of Commerce to have a material effect on our results of operations. Although passenger traffic volume (and therefore overall revenues) may increase, any agreed incentives and/or discounts offered to airlines as a means to prevent or settle any potential dispute could reduce our aeronautical revenues per terminal passenger in the future. In addition, should any of our principal airline customers refuse to continue to make payments to us, or should they refuse to pay increases in our charges for aeronautical services in future years, our results of operations could be adversely impacted by decreased cash flows from operations.

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

As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities, airlines, airline providers and ground transportation providers. We also depend upon the Mexican government or government entities for provision of services, such as electricity, supply of fuel to aircraft, air traffic control and immigration and customs services for our international passengers. On October 23, 2023, the Mexican government issued a decree temporarily restricting imports of certain fuels and petrochemicals into Mexico, and we cannot determine whether the government will adopt any other measures restricting fuel imports in the future. The disruption or stoppage of taxi or bus services at one or more of our airports could also adversely affect our operations. We are not responsible for and cannot control the services provided by these parties. Any disruption in, or adverse consequence resulting from, their services, including a work stoppage or other similar event, may have a material adverse effect on the operation of our airports and on our results of operations.

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

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amounted to approximately Ps.809,700 thousand at December 31, 2023. The deferred tax assets are quantified on the basis of currently enacted tax rates and accounting standards and are subject to change as a result of future changes to tax laws or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our financial condition and results of operations. For further information on deferred tax assets, refer to Note 4 to our audited consolidated financial statements. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Deferred Income Taxes.”

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

On October 25, 2023, Hurricane Otis, a category 5 storm, struck Acapulco, causing landslides, floodings, and a total blackout as Acapulco’s power transmission and distribution lines were damaged. Hurricane Otis affected Acapulco Airport’s control tower and certain areas of the terminal building. Therefore, commercial air travel was suspended until November 13, 2023. In October, November and December 2023, our total passenger traffic in Acapulco decreased by 4.7%, 79.2% and 62.8%, respectively.

Any natural disasters could reduce our passenger and cargo traffic volume in the airports and our guest volume in the Terminal 2 NH Collection Hotel. The occurrence of any of these events in the destinations that we serve could adversely affect our business, results of operations, prospects and financial condition.

We have insurance for the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but we do not have insurance covering losses due to resulting business interruption. Also, we maintain an Environmental Impairment Liability insurance for our 13 airports. Moreover, should losses occur, losses caused by damages to the physical facilities may exceed the pre-established limits on any of our insurance policies.

The increasing effects of climate change, including the heightened frequency and severity of natural disasters such as hurricanes, floods, and wildfires, as well as prolonged drought conditions in regions where we operate, pose a significant risk to our business. These climate-related events could lead to operational disruptions, damage to our infrastructure, and a decrease in passenger traffic, all of which could adversely affect our financial condition and results of operations.

Our reputation and business could be adversely affected in the event of an emergency, accident or similar incident involving our airports.

We are exposed to potential significant losses and material adverse effects on our business in the event that any of our airports, or any aircraft operating within our airports is subject to an emergency, accident, terrorist incident or any other similar incident, and significant costs related to passenger claims, repairs or replacement of a damaged asset. For more information on recent events affecting our airports as a result of similar incidents see “Risks Factors — Risks Related to Mexico — High incidences of crime in Mexico, including extortion and drug trafficking, could adversely affect the Mexican economy and may have a negative effect on the Company’s business.” There can be no assurance that we will not be affected by such events or that the amount of our insurance coverage will be adequate in the event such circumstances arise and any such event could cause a substantial increase in our insurance premiums. See “Risks Factors —Risks Related to Our Business —Our insurance policies may not provide sufficient coverage against all liabilities.” In addition, any future airport and/or aircraft emergency, accident or similar incident, even if fully covered by insurance or even if it does not involve our airports, may create a public perception that our airports or the facilities included within out airports is less safe or reliable than other transportation alternatives, which could have an adverse impact on our reputation and could have a material adverse effect on our business, results of operations and financial condition.

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

From March 31, 2020 to June 1, 2020, we stopped most construction works, including those needed to comply with our Master Development Program, as a result of the restrictions imposed by the Mexican government on non-essential activity, including construction, due to the COVID-19 outbreak. These restrictions generated delays in our scheduled works to comply with our Master Development Program commitments for 2020. Even though the delays were notified to and agreed upon with the regulator, should we experience any other delay that prevents us from complying with our Master Development Program commitments, there could be penalties which could adversely affect our business, results of operations, prospect and financial condition.

We are exposed to the risk of non-performance by our contractors.

We currently contract certain specialized services (including security and surveillance services) necessary to conduct our operations. In the event that our contractors fail to perform their obligations under our agreements and applicable law, we could incur extra costs in providing replacements and could be exposed to liability for operations that we may have to provide directly, which could adversely affect our business, results of operations, prospects and financial condition.

In accordance with applicable labor laws, contractors are required to register their employees with the Mexican Social Security Institute (Instituto Mexicano del Seguro Social) and the National Workers’ Housing Fund Institute (Instituto del Fondo Nacional de la Vivienda para los Trabajadores) and anyone employing the services of contractors that has failed to comply with these laws is jointly liable for the payment of social security obligations as well as any applicable penalties. Therefore, if contractors providing specialized services at our airports do not have their employees registered at the Mexican Social Security Institute and the National Workers’ Housing Fund Institute, or if they are not in compliance with their employee/employer obligations, including but not limited to, the subcontracting of personnel, we could be held jointly liable for the payment of social security obligations that such contractors may have, as well as any applicable penalties.

For more information on the latest legal reform affecting contracting and its effects on the Company, see “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business— Changes to Mexican laws, regulations and decrees applicable to the Company could have a material adverse impact on the results of operations.”

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

To allow the future expansion of the Monterrey airport, including the construction of a second commercial runway and the relocation of the control tower, between 2007 and 2011 we entered into a series of agreements for the purchase and exchange of plots of land adjacent or nearby the Monterrey airport. We currently own approximately 519 hectares (2.0 square miles) of land adjacent or nearby the Monterrey airport with an aggregate book value of Ps.1,422,046 thousand. Improvements made to airport facilities at our expense may be recognized by the Mexican Federal Civil Aviation Agency as part of our investment in the airport concession. To recover the cost of our investments in land reserve, on December 4, 2012, we received authorization from the former Mexican Bureau of Civil Aviation (currently the Mexican Federal Civil Aviation Agency) to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 Mexican pesos) in investments included in the 2011–2015 Master Development Program for the Monterrey airport to recover the cost of land acquisition. Additionally, the 2011 Master Development Program review recognized Ps.77,307 thousand (amount expressed in nominal 2009 pesos) in land acquisition costs. In 2022, we donated 56.6 hectares (0.2 square miles) of land with a book value of Ps.283,728 thousand to the Federal Government, acting through the Ministry of Infrastructure, Communications and Transportation, which will be incorporated into the Monterrey airport concession. The recovery of the remaining investment made by the Company in the amount of Ps.395,561 thousand (amount of Ps.694,390 expressed in nominal 2009 pesos) in land acquisition costs has been included in the indicative period of our current approved Master Development Program for 2026-2035. The remaining amount of the investment may not be recognized by the Ministry of Infrastructure, Communications and Transportation in the future.

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

While we seek to ensure all reasonable risks, our insurance policies may not cover all of our liabilities in the event of an accident, terrorist attack or any other incident. The markets for airport insurance and construction insurance are limited, and a change in coverage policy by the insurance companies involved could reduce our ability to obtain and maintain adequate or cost-effective coverage. A certain number of our assets cannot, by their nature, be covered by property insurance (notably aircraft movement areas, and certain civil engineering works and infrastructure). In addition, we do not currently carry business-interruption insurance.

We are exposed to risks related to handling cargo.

The air cargo system is a complex, multi-faceted network that handles a vast amount of freight, packages and mail carried aboard passenger and all-cargo aircraft. The air cargo system is vulnerable to several security threats, including: potential plots to place explosives aboard aircraft; illegal shipments of hazardous materials; criminal activities, such as smuggling and theft; and potential hijackings and sabotage by persons with access to aircraft. Several procedural and technology initiatives to enhance air cargo security and detect terrorist and criminal threats have been put in place or are under consideration, such as an x-ray machine certified by the TSA in the bonded OMA Carga area and explosive trace detection (ETD) equipment at the Monterrey airport. In addition, we have several mechanisms that have allowed airlines to obtain certifications such as the ACC3, allowing such airlines to transport cargo to Europe. We may be subject to risks related to the integrity of our facilities or the reduction of our cargo traffic volume. The occurrence of such events could adversely affect our business, results of operations, prospects and financial condition.

We could be exposed to risks related to aircraft parts manufacturing.

The operation of our airports is dependent on the services of third parties, including airlines and aircraft manufacturers. Airlines are generally dependent on limited number of suppliers for aircraft, aircraft engines and parts. In the event of any actual or suspected design defects or mechanical problems with aircraft engines, airlines may choose, or be required, to suspend or restrict the use of their aircraft, which could in turn reduce passenger traffic. Our business could also be materially adversely affected if the public avoids flying due to an adverse perception of aircraft manufacturing, whether because of safety concerns or other problems, real or perceived, or in the event of an accident involving such aircraft or its engines.

On July 25, 2023, RTX, parent company of Pratt & Whitney, announced that it had determined that a rare condition in powder metal used to manufacture certain engine parts will require accelerated inspection of the V2500, PW1100G and PW1500G jet engines which power mainly Airbus A320neo. In addition to a potential reduction in air traffic, the recall of Pratt & Whitney jet engines posed a notable risk to airport operations, potentially affecting the efficiency of aircraft movements, gate allocations, and overall air traffic management. The need to ground or perform maintenance on the affected aircraft, including those from airlines such as VivaAerobus and Volaris that rely heavily on these engines for a substantial portion of their fleet, may lead to congestion, delays, and reduced capacity in our airport operations.

On January 6, 2024, the Federal Aviation Administration (FAA) ordered the temporary grounding of 171 Boeing 737-9 MAX aircraft worldwide, affecting Aeromexico, which is one of our main airline customers, as it has a significant number of these aircraft in its fleet. This decision was based in an incident reported during flight 1282 from Alaska Airlines. On January 24, 2024, FAA authorized 737-9 MAX to return flying after approving a detailed inspection and maintenance process.

The dependency on airlines to swiftly resolve these issues may lead to prolonged operational challenges. While we do not yet know the full impact of these operational disruptions resulting from engine shortages from Pratt & Whitney and any possible additional grounding of 737-9 MAX, suffered by the airlines operating at our airports, such disruptions could result in additional reputational harm to the airlines and our airports if disruptions are frequent or not managed effectively, which could have an adverse effect on our business, results of operations and financial condition.

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

Risks Related to Mexico

The Company’s business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments and security concerns in Mexico could adversely affect its business and results of operations.

In 2021, 2022 and 2023, domestic terminal passengers have represented approximately 87.2%, 88.3% and 87.7% respectively, of the passenger traffic volume in the Company’s airports. In addition, all of its assets are located, and all of its operations are conducted, in Mexico. Accordingly, the Company’s financial conditions and results of operations are substantially dependent on economic conditions prevailing from time to time in Mexico. As a result, its business, financial condition and results of operations could be adversely affected by any deterioration of the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico or by other negative political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange-rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

The Mexican economy underwent an economic crisis that began in 2008 and continued in 2009 as a result of the impact of the global financial crisis, which affected many emerging economies. The Mexican economy’s link with the U.S. economy remains very important, and therefore, any downside to the economic outlook of the U.S. may hinder any recovery in Mexico. This correlation may have an impact on Mexico’s GDP growth and other macro-economic conditions. The Mexican economy achieved real GDP growth rates of 3.1%, 3.1% and 5.0% in 2023, 2022 and 2021, respectively, and is estimated to increase by 2.7% in 2024 and to grow by 1.5% in 2025, according to the World Economic Outlook published by the International Monetary Fund in January 2024.

During 2023, average reference interest rates in Mexico increased by 344 basis points compared to 2022. The annualized interest rates on 28-day short-term Mexican treasury bills, or Cetes (Certificados de la Tesorería de la Federación), averaged approximately 4.4%, 7.7% and 11.1% for 2021, 2022 and 2023, respectively. As of December 31, 2023, 31.2% of our long-term debt has interest payments at a variable rate, all of which are indexed to the 28-day TIIE reference rate, which highly exposes us to risk due to fluctuations in market interest rates.

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

In addition, Mexico has experienced periods of increasing criminal activity and particularly homicide rates, primarily due to organized crime. This poses a risk to our business and might negatively impact business continuity. An increase in crime rates could negatively affect our sales and passenger traffic, increase our security expenses, affect our hours of operation and result in higher turnover of personnel or damage to the perception of our brands. Furthermore, as consumer behaviors adapt to the heightened perceived and actual security threats, people may become increasingly reluctant to travel across Mexico. This shift could impact foreign direct investment, which in turn could affect our business and financial performance. The heightened security concerns may deter potential investors, affecting not only our direct operations but also the broader investment landscape in the region. See “Risks Factors —Risks Related to Mexico—High incidences of crime in Mexico, including extortion and drug trafficking, could adversely affect the Company’s business.”

Political conditions in Mexico, could materially and adversely affect the Mexican economy and political climate and, in turn, the operations of the Company.

The next presidential and congressional elections in Mexico will be held on June 2, 2024, and the new president will be sworn in on October 1, 2024, for a six-year term. We cannot predict the impact that political developments in Mexico will have on the Mexican economy nor can provide any assurances that these events, over which the Company has no control, will not have an adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the market price of our shares and ADSs. The Mexican government could implement significant changes in laws, policies, and regulations, which could affect the economic and political situation in Mexico. In addition, changes in laws, public policies or regulations may affect the political and economic environment in Mexico and, consequently, contribute to economic uncertainty and heightened volatility of the Mexican capital markets and in securities issued by Mexican companies. See “Risks Factors —Risks Related to the Regulation of Our Business —Changes to Mexican laws, regulations and decrees applicable to the Company could have a material adverse impact on the results of operations.”

The term of the current Mexican president, Andrés Manuel López Obrador, will conclude on September 30, 2024. Historically, the Mexican president has strongly influenced new policies and governmental actions that impact the Mexican economy. We cannot assure you that the current administration or any other future administration will maintain business-friendly and open-market economic policies and policies that stimulate economic growth and social stability. Any administration could implement substantial changes in law, policy, and regulations in Mexico, which could adversely affect our business, financial condition, results of operations and prospects. In addition, any actions taken by the administration may lead to riots, protests and looting that could adversely affect our operations. Our financial condition and results of operation may be adversely affected by changes in Mexico’s political climate, to the extent that such changes affect the nation’s economic policies, growth, stability, outlook, or regulatory environment.

On June 6, 2021, various electoral processes occurred, including mid-term elections for the Mexican Chamber of Deputies and gubernatorial elections in fifteen states, six of which are locations where we operate our airports. While the opposition coalition made significant gains in the Chamber of Deputies. However, the Morena political party won the most seats compared to any other party in Mexico. Despite this, the Morena political party does not have a qualified majority in the Chamber of Deputies nor in the Senate. Morena also won 11 state governor races that year.

The elections to be held on June 2, 2024, will renew 128 senators, all 500 deputies and state governors for Chiapas, Guanajuato, Jalisco, Morelos, Puebla, Tabasco, Veracruz, Yucatán, as well as the governor for Mexico City. Even though these elections will not take place in states where we operate our airports, we are unable to predict the outcome of such elections. If the Morena political party gains a majority in Congress, it could potentially obtain enough votes to pass constitutional amendments and new laws.

Any changes in laws, public policies or regulations may affect the political and economic environment in Mexico and, consequently, contribute to increased economic uncertainty and volatility in Mexico, which could in turn adversely affect our operations and competitiveness in the Mexican market.

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

Demonstrations and riots taking place in cities where our airports are located and where they are either a potential target or in the path of such demonstrations could generate flight cancellations and the suspension of our operations and could materially and adversely affect our business, results of operations, prospects and financial condition. See “Risk Factors – Risks Related to Mexico – High incidences of crime in Mexico, including extortion and drug trafficking, could adversely affect the Company’s business.”

Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations.

All of our operations are conducted in Mexico and are dependent upon the performance of the Mexican economy. As a result, our business, financial condition and results of operations may be affected by the general condition of the Mexican economy, over which we have no control. In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. We can provide no assurance that such conditions will not return or that such conditions will not have a material adverse effect on our business, financial condition, or results of operations.

According to the Mexican National Institute for Statistics and Geography (Instituto Nacional de Estadística y Geografía), or “INEGI,” GDP increased 5.0% in 2021, increased 3.1% in 2022 and increased 3.1% in 2023, respectively, in each case compared with the previous year. The annualized interest rates for 28-day Mexican Treasury Bills (CETES) averaged approximately 4.5%, 7.7% and 11.1% in 2021, 2022 and 2023, respectively. As of April 19, 2024, the 28-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), or “TIIE-28,” was 11.25%. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

From December 31, 2021 to December 31, 2022, the peso appreciated from Ps.20.51 per U.S.$1.00 on December 31, 2021 to Ps.19.50 per U.S.$1.00 on December 31, 2022, an appreciation of 5.0%. From December 31, 2022 to December 31, 2023, the peso appreciated from Ps.19.50 per U.S.$1.00 on December 31, 2022 to Ps.16.90 per U.S.$1.00 on December 31, 2023 an appreciation of 13.3%. During the first months of 2024, the peso depreciated, reaching Ps.17.21 per U.S.$1.00 on April 19, 2024. Rising inflation in the U.S., the extent of which is still uncertain, could have an impact on the value of the peso relative to the U.S. dollar. During 2023, inflation in the U.S. amounted to 3.4%, according to the Consumer Price Index Data provided by the U.S. Department of Labor. A depreciation of the peso affects the Company’s business in the following ways: (i) international passengers and international flights pay tariffs reported in U.S. dollars; while these tariffs are generally collected in Mexican pesos up to 60 days following the date of each flight, any depreciation of the Mexican peso has a positive impact on the Company’s results from operations, which are reported in Mexican pesos; (ii) the Company has cash balances denominated in U.S. dollars; a depreciation in the Mexican peso would result in higher cash balances when converted to Mexican pesos, thus causing foreign exchange gains; and (iii) the Company has financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos, thus causing foreign exchange losses. As of December 31, 2023, the Company had U.S.$3.8 million of liabilities denominated in U.S. dollars, representing 0.02% of its consolidated liabilities. As of March 31, 2024, U.S.$17.5 million of the Company’s cash balance was denominated in U.S. dollars.

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

Higher incidences of crime throughout Mexico, including extortion and drug trafficking, could have an adverse effect on our business, results of operations, prospects and financial condition, as it may decrease the international and domestic passenger traffic directed to or within Mexico. The travel warning issued by the U.S. Department of State (Bureau of Consular Affairs) on August 22, 2023 (the “Travel Advisory”) urges U.S. citizens not to travel to the states of Colima, Guerrero, Michoacán, Sinaloa (except the city of Mazatlán), Tamaulipas and Zacatecas. This Travel Advisory also urges U.S. citizens to defer non-essential travel to cities, states and other regions, such as Baja California, Chihuahua, Durango, Guanajuato, Jalisco, Morelos and Sonora. Drug-related violence and other incidents of organized crime may not be contained, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, violent crime (which has had had an adverse impact on the economic activity in Mexico) may further affect travel within the country and between Mexico and other countries, including the United States, which could particularly affect the airports in the north of Mexico where we have significant operations and increase our insurance and security costs.

Insecurity and violent crime rates in Mexico have risen during the current administration. Nevertheless, we cannot guarantee the extent to which these violent crimes will either increase or decrease, whether they will persist in spreading throughout the country, and the potential adverse effects they may have on the nation’s economy and, consequently, on our business, results of operations, or financial condition.

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

On January 5, 2023, a major drug cartel leader was arrested in Culiacan. The arrest caused a violent outbreak in the state of Sinaloa, leading to, among others, confrontations with the military forces, blockage of city point entries, and armed clashes occurring in the vicinity of the Culiacan airport. At least one commercial carrier plane on the ground was hit by a stray bullet, without major consequences. At the request of the local civil aviation authority, the Culiacán and Mazatlán airports suspended operations that day. A total of 163 air traffic movements were cancelled at the Culiacán and Mazatlán airports as a result of these events. Even though these events did not result in any injury for passengers or airport employees nor did they significantly impact our operations, we cannot assure that future conflicts or violent outbreaks related to the Sinaloa drug cartel will not have an adverse effect on our operations.

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

The level of environmental regulation in Mexico is increasing and the enforcement of environmental laws has become more common. For instance, Mexico launched a carbon dioxide (CO2) market in 2018. This initiative requires that industries that generate above a certain amount of CO2 emissions pay for rights to excess emissions. Starting in 2019, the legislation also requires that companies report their global emissions as verified by the Mexican Emissions Registry (Registro Nacional de Emisiones). In addition, new water quality standards are being discussed, which would require greater water quality for all of our wastewater disposal. There can be no assurance that environmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

According to the Mexican Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) norm NOM-SEMARNAT-059-2010, mangroves are protected species, and it is a criminal offense to remove such species. Within the grounds of our Acapulco and Zihuatanejo airports, we have extended areas with mangroves, which may limit our potential to expand such airports.

The Mexican National Water Commission (Comisión Nacional del Agua) has the authority to restrict water use in some of our airports due to water shortage in Mexico and has enhanced its mechanisms to verify compliance with the fiscal, administrative and technical requirements regarding the extraction and discharge of water. Concessionaires who fail to comply with any of these requirements may be subject to administrative procedures that may result in the cancellation of water extraction rights and /or the imposition of significant fines. Currently, we have the concession to manage groundwater extraction in 9 of our 13 airports.

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

VINCI SA (“VINCI”), VINCI Concessions SAS (“VINCI C”), VINCI Airports SAS (“VINCI A”), VINCI Airports Participations SAS (“VINCI Participations”) and CONCESSOC 31 SAS (“CONCESSOC” and together with VINCI, VINCI C and VINCI A, and VINCI Participations, the “VINCI Entities”), through CONCESSOC and their direct subsidiary SETA, are the beneficial owners of 29.99% of our total capital stock. SETA directly owns Series B shares and Series BB shares that represent 14.8% of our capital stock. CONCESSOC owns Series B shares that represent 15.1% of our capital stock.

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

On September 14, 2020, Empresas ICA, S.A.B. de C.V. and Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) filed Amendment No. 9 amending the Schedule 13D filed with the SEC, informing that prior to June 12, 2020, SETA was a wholly-owned subsidiary of ICA Tenedora, S.A. de C.V. (“ICATEN”). On June 10, 2020, each of Bagual S.à r.l., Grenadier S.à r.l., Pequod S.à r.l., Harpoon S.à r.l. and Expanse S.à r.l. entered into a Stock Purchase Agreement with ICATEN and in the case of Bagual, a Stock Purchase Agreement with each of ICATEN and ICA Infraestructura, S.A. de. C.V. (a subsidiary of ICATEN), to purchase collectively 100% of the capital stock of SETA. The transactions closed on June 12, 2020 and the aggregate purchase price for the SETA shares was Ps.5.47 per share for 862,703,377 shares.

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

On December 7, 2022, CONCESSOC completed the purchase of all the equity interests in SETA and Aerodrome pursuant to a Share Purchase Agreement (“SPA”) dated July 31, 2022, by and among, inter alia, CONCESSOC as purchaser and Fintech Holdings Inc., Bagual S.à r.l., Grenadier S.à r.l., Pequod S.à r.l., Harpoon S.à r.l. and Expanse S.à r.l., as sellers, (collectively, the “Sellers”), in which CONCESSOC agreed to purchase 100% of the equity interests held by the Sellers in SETA and Aerodrome, respectively for US$1,170,000,000. As of such date, SETA and Aerodrome collectively owned 66,046,210 of the Company’s Series B Shares (including Aerodrome’s Series B Shares represented by ADSs) and SETA owned 49,766,000 of the Company’s Series BB shares.

Additionally, according to a press release issued by VINCI on December 8, 2023, Aerodrome and CONCESSOC completed a cross-border merger on May 25, 2023, to merge and dissolve Aerodrome into CONCESSOC for internal management purposes (referred to as the “Internal Restructuring”). As a result of this merger, the Series B Shares of the Company were transferred to CONCESSOC at fair market value, and Aerodrome ceased to exist. CONCESSOC became the direct beneficial owner of the Series B Shares previously held by Aerodrome. Following the Internal Restructuring, all rights and obligations of Aerodrome were transferred to CONCESSOC.

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

FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements. We may from time to time make forward-looking statements in our annual and periodic reports to the SEC on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include but are not limited to:

●	projections of operating revenues, net comprehensive income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

●	statements of our plans, objectives or goals,

●	changes in our regulatory environment,

●	statements about our future economic performance or that of Mexico or the countries to and from which the passengers who use our airports arrive and depart, and

●	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the projections, plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed above under “Risk Factors,” include material changes in the performance or terms of our concessions, competitive pressures on maximum rates, developments in legal proceedings, effects on our company from changes in our relationship with or among our affiliated companies, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, increases in interest rates, fluctuation of crude oil prices and its effect on fuel costs, regulatory developments, customer demand and competition in the airline industry. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

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

Investment by SETA and Its Affiliates

In 2000, as part of the first stage of our privatization, the Mexican government sold Series BB shares to SETA in a public bidding process. Pursuant to this transaction, SETA paid the Mexican government a total of Ps.864,055,578 (amount in nominal pesos, excluding interest) (U.S.$76.0 million based on the exchange rate in effect on the date of SETA’s bid) in exchange for:

●	all of our Series BB shares, which in 2000 represented 15.0% of our outstanding capital stock;
●	an option to acquire from the Mexican government shares representing 36.0% of the capital stock in 2000. This option was subsequently assigned to and exercised by Aeroinvest (subsequently CONOISA);
●	an option to subscribe for up to 3% of newly issued Series B shares (1% of which expired unexercised on June 14, 2005, and 2% of which was exercised in September 2006); and

●	the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including SETA) (the “Participation Agreement”), a 15-year Technical Assistance Agreement setting forth SETA’s right and obligation to provide technical assistance to us in exchange for an annual fee and a shareholders’ agreement under terms established during the public bidding process. These agreements are described in greater detail under “Item 7. Major Shareholders and Related-Party Transactions.”

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2023 amounted to approximately Ps.237,896 thousand. This agreement is more fully described in “Item 7. Major Shareholders and Related-Party Transactions.”

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

On October 19, 2023, in accordance with the amendments to the tariff regulation bases set forth in Annex 7 of the Company’s concession titles, the Federal Civil Aviation Agency authorized the Company to defer certain investments committed under the Master Development Programs currently in place by approximately 24 months. As a result, instead of the Ps.618,833 thousand and Ps.563,693 thousand (expressed in pesos with purchasing power as of December 2023) originally committed to be invested between 2024 and 2025, respectively, Ps.805,654 thousand will be executed in 2026, and Ps.376,872 thousand will be executed in 2027.

The following table sets forth our committed investments, including major maintenance expenditures, under our Master Development Programs by airport for 2021 through 2025. Figures are updated based on the Producer Price Index for the construction industry:

Committed Investments Under Master Development Programs by
Airport for 2021 through 2025 (1)(2)(3)

	For the Year Ended December 31,
						Total
	2021	2022	2023	2024	2025	2021 - 2025

	(in thousands of pesos)
Acapulco	219,580	70,441	58,708	25,967	53,081	427,777
Ciudad Juárez	303,893	263,616	406,880	254,334	80,566	1,309,290
Culiacán	362,733	392,334	433,752	94,697	114,991	1,398,507
Chihuahua	244,382	216,738	273,777	150,809	94,447	980,154
Durango	95,683	145,908	106,621	57,623	32,207	438,041
Mazatlán	102,844	91,845	170,725	19,840	51,967	437,221
Monterrey	1,230,409	1,735,888	1,609,648	1,812,534	1,630,253	8,018,731
Reynosa	135,975	57,388	58,209	46,559	37,623	335,755
San Luis Potosí	200,745	108,104	116,931	66,433	38,712	530,924
Tampico	135,534	90,671	70,734	14,212	66,909	378,060
Torreón	106,647	143,648	50,529	36,348	43,208	380,380
Zacatecas	92,624	31,301	24,371	21,882	29,083	199,261
Zihuatanejo	101,943	101,262	24,079	40,978	67,482	335,744
Total	3,332,992	3,449,144	3,404,964	2,642,215	2,340,528	15,169,844
(1)	In pesos with purchasing power as of December 2023.
(2)	For presentation purposes, the committed investments for 2024 and 2025 in the table include the Ps.618,833 thousand investment which has been authorized to be postponed to 2026 and 2027. The total amount of investments, including these postponed amounts, for the period 2021-2025, is Ps.16,352,370 thousand.
(3)	For presentation purposes, the committed investments for 2024 and 2025 in the table include the Ps.563,693 thousand investment which has been authorized to be postponed to 2026 and 2027. The total amount of investments, including these postponements for the period 2021-2025, remains Ps.16,352,370 thousand.

The following table sets forth our committed investments, including major maintenance expenditures, under our Master Development Programs by category for 2021 through 2025:

Committed Investments Under Master Development Programs by

Category for 2021 through 2025 (1)(2)(3)

	For the Year Ended December 31,
						Total
	2021	2022	2023	2024	2025	2021 - 2025

	(in thousands of pesos)
Terminal capacity expansions and quality projects	810,301	1,341,041	1,669,285	1,534,933	1,572,061	6,927,621
Projects to meet ICAO directives	306,726	181,677	18,258	13,329	12,345	532,334
Operational Infrastructure Expansion	249,157	231,775	205,319	177,393	249,245	1,112,889
Runways and aprons	480,530	572,051	452,542	369,418	175,771	2,050,311
Machinery and equipment	551,115	684,482	246,252	24,653	173,972	1,680,473
Security, Safety and Information Technology Equipment	504,609	203,011	707,112	469,190	105,925	1,989,847
Other	430,556	235,106	106,197	53,300	51,210	876,369
Total	3,332,992	3,449,144	3,404,964	2,642,215	2,340,528	15,169,844
(1)	In pesos with purchasing power as of December 2023.
(2)	For presentation purposes, the committed investments for 2024 and 2025 in the table include the Ps.618,833 thousand investment which has been authorized to be postponed to 2026 and 2027. The total amount of investments, including these postponed amounts, for the period 2021-2025, is Ps.16,352,370 thousand.
(3)	For presentation purposes, the committed investments for 2024 and 2025 in the table include the Ps.563,693 thousand investment which has been authorized to be postponed to 2026 and 2027. The total amount of investments, including these postponements for the period 2021-2025, remains Ps.16,352,370 thousand.

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

The following table sets forth our actual capital expenditures, including capital expenditures made pursuant to our Master Development Programs and other strategic capital expenditures by airport for 2019 through 2023:

Actual Capital Expenditures by Airport for 2019 through 2023

	For the Year Ended December 31,
	2019	2020	2021	2022	2023

	(in thousands of pesos)
Acapulco	12,221	34,592	44,088	76,716	64,558
Ciudad Juárez	29,839	78,794	165,227	259,370	459,571
Culiacán	65,480	40,919	91,354	128,053	431,568
Chihuahua	173,576	37,908	63,584	109,125	153,019
Durango	48,932	47,209	35,601	92,040	132,316
Mazatlán	37,812	23,804	45,625	142,351	114,235
Monterrey	244,038	748,245	1,002,022	1,450,958	1,135,411
Reynosa	63,443	30,191	62,780	77,439	25,442
San Luis Potosí	71,716	53,596	67,399	55,812	116,144
Tampico	111,210	50,152	129,471	78,088	81,292
Torreón	9,105	29,400	28,802	55,251	71,347
Zacatecas	17,555	29,443	18,318	65,610	44,982
Zihuatanejo	105,374	74,516	129,957	98,243	78,863
Other	58,625	122,714	26,313	198,231	308,045
Total	1,048,926	1,401,483	1,910,541	2,887,287	3,216,794

The following table sets forth our actual capital expenditures by category across all of our airports for 2019 through 2023:

Actual Capital Expenditures by Category for 2019 through 2023

	For the Year Ended
	December 31,
	2019	2020	2021	2022	2023

	(in thousands of pesos)
Capacity and quality project	598,829	946,848	1,019,022	1,787,056	2,381,686
Projects to meet ICAO directives	52,345	57,788	90,437	220,072	122,381
Facilities for disabled passengers	—	591	4,455	2,300	653
Environmental projects	3,350	4,279	220,480	50,722	50,386
Projects requested by competent authorities	692	16,806	2,665	23,369	10,165
Runways and aprons	220,647	95,033	202,126	—	—
Machinery and equipment	15,413	8,672	64,314	166,919	—
Operative standards equipment	10,027	33,475	37,146	109,612	1,511
Security — investments	17,305	29,398	13,125	61,675	20,375
Information systems — investments	16,972	14,432	13,230	52,360	109,756
Baggage-screening system — investments	820	22,363	69,337	43,671	79,243
Other	112,527	171,798	174,204	369,531	440,638
Total	1,048,926	1,401,483	1,910,541	2,887,287	3,216,794

In 2021, 2022 and 2023, our major maintenance expenditures totaled Ps.203,042 thousand, Ps.397,963 thousand and Ps.421,522 thousand, respectively. For a detailed reconciliation of expenditures actually made during 2021, 2022 and 2023 and their classification in our consolidated financial statements for such periods, see “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Uses of Capital.”

Our actual capital expenditures from 2021 through 2023 were allocated to the following types of investments at the majority of our airports:

●	Terminals. We started the construction of seven building expansions, and we completed the construction of four expansion projects in 2021. In 2021, we started the expansion and remodeling of the Culiacán and Durango terminal buildings, and we continued with the expansion of our terminal in Ciudad Juárez. We also improved our airports’ terminals by, among others, updating our lighting and air conditioning systems, replacing our fire detection and suppression equipment, installing new elevators and escalators and upgrading our public information systems.
●	Paved surfaces. We performed major rehabilitation work on our runways in Durango, Culiacán, Torreón and Zacatecas airports, taxiways and service roads to meet ICAO standards, including the modernization of our illuminated navigation aid systems to improve the safety of our airports. We expanded several aircraft aprons for general, cargo and commercial aviation, particularly at the Monterrey and Ciudad Juárez airports. We also completed construction of taxiways at the Monterrey airport, two new car rental facilities at each of the Monterrey and Acapulco airports, an expansion of the Chihuahua airport parking lot, and a new parking lot at Ciudad Juarez airport. We began the construction of three new parking lots at the Monterrey airport.
●	Machinery and equipment. We invested in machinery and equipment such as aircraft-approved fire-extinguishing vehicles, emergency back-up electricity generators, metal detectors and other security-related equipment. We purchased operational and passenger ground vehicles. We also began the renewal of our runway light technology from halogen to solar LED in Reynosa, Acapulco, Monterrey, Mazatlán, Durango, Torreón and Zacatecas airports. We began the construction of a new electrical substation at the Monterrey airport. In 2021, we started with the installation of battery banks with an aggregate storage capacity of 18.1 MW in Monterrey, Chihuahua, Ciudad Juárez, Mazatlán, Acapulco and Culiacán.
●	Baggage-screening system – investments. We updated the screening equipment in six of our airports in 2021 to facilitate compliance with the new baggage-screening guidelines that require a comprehensive screening process for the detection of explosives using new Computer Tomography X-ray (CTX).
●	Investment in solar panels at our 13 airports. In 2021, we invested over Ps.250 million in the installation of solar panels in all of our 13 airports with an aggregate capacity of 8.44 MWp, which generated approximately 17.8% of the Company’s energy consumption in 2022. This investment was financed by our Green Notes.
●	OMA-VYNMSA Industrial Park at the Monterrey airport. We continued with the expansion of our OMA-VYNMSA industrial park located at the Monterrey airport. As of December 31, 2023, we had a total of 13 warehouses with a total leasable area of 91,942 square meters (979,760 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 36 to 144 months. We began the construction of four additional warehouse with an area of 40,968 square meters (440,978 square-feet) which are expected to be completed in 2024.
●	OMA Carga Bonded Warehouse for Ground Transportation at the Monterrey airport. In order to meet the growing demand for cargo we started the expansion of OMA Logistica bonded warehouse in December 2022 to expand its current capacity by adding more than 1,140 square meters (12,271 square-feet) for ground handling and storage spaces.
●	Terminal 2 NH Collection Hotel at Mexico City Airport. During 2022, we started the renovation of the Terminal 2 NH Collection Hotel, which includes public areas such as the restaurant, bar, and lobby while also remodeling the 287 rooms to improve our customers’ experience.

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

According to figures published by the Mexican Federal Civil Aviation Agency, our total aviation passenger traffic accounted for approximately 14.3% of all arriving and departing total aviation passengers in Mexico in 2023.

In 2023, we recorded revenues of Ps.14,457,080 thousand (U.S.$ 854,488 thousand) and a consolidated net income of Ps.5,020,426 thousand (U.S.$ 296,733 thousand), the sum of our aeronautical and non-aeronautical revenues was Ps.11,559,079 thousand (U.S.$ 683,201 thousand) and our airports handled approximately 26.8 million terminal passengers, an increase of 15.6% with respect to the 23.2 million terminal passengers handled in 2022.

Our airports serve several major international routes, including Monterrey-Houston, Monterrey-Dallas, Monterrey-San Antonio, San Luis Potosí-Dallas, Monterrey-Chicago, Monterrey-Madrid, Monterrey-Atlanta, Monterrey-Las Vegas, San Luis Potosí-Houston, Chihuahua-Dallas, Mazatlán-Phoenix, Zacatecas-Chicago, Mazatlán-Los Angeles, Durango-Dallas and Zihuatanejo-Los Angeles. Our airports also serve several other major international destinations, including New York, Miami, Detroit, Denver, and San José, California in the United States, Madrid in Spain, Panama City and Calgary in Canada. In addition, our airports serve major resort destinations, such as Mazatlán, Acapulco and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada. Our airports also serve major domestic routes, including Monterrey-Mexico City, which was the country’s second busiest domestic route in 2023, with approximately 4.0 million total passengers (including passengers flying directly to the nearby airports of Toluca and Santa Lucia (AIFA), which are counted together with those flying to Mexico City), according to the Mexican Federal Civil Aviation Agency. Other major domestic routes served by our airports include Monterrey-Cancún, Monterrey-Guadalajara, and Culiacán-Tijuana and Ciudad Juárez-Mexico City, with approximately 1,841,527, 1,010,569 and 983,064 and 866,341 total passengers, respectively, in 2023, according to the Mexican Federal Civil Aviation Agency.

Our international traffic in 2023 increased by 21.2% compared to 2022, principally as a result of an increase in the operations of United Airlines’ Monterrey-Houston route, American Airlines’ Monterrey-New York route, VivaAerobus’ Monterrey-Chicago route, American Airlines’ Monterrey-Phoenix route, Aeroméxico’s Monterrey-Detroit route, Aeroméxico’s Monterrey-Madrid route, Delta Airlines’ Monterrey-Atlanta route, Aeroméxico’s Monterrey- Los Angeles route, VivaAerobus’ Monterrey- San Antonio route and United Airlines’ San Luis Potosí-Houston route.

Monterrey and its metropolitan area is the third largest city in Mexico based on population, with a population of approximately 5.3 million. Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s seventh largest state based on population. It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities. Business travelers account for a substantial portion of passengers at the Monterrey airport. The Monterrey airport is our leading airport based on passenger traffic volume, air traffic movements and contribution to revenues and ranked as the fourth busiest airport in Mexico based on passenger traffic volume in 2023, according to data published by the Mexican Federal Civil Aviation Agency. In 2023, our Monterrey airport accounted for approximately 49.6% of our terminal passenger traffic, 43.0% of our total revenues and 44.0% of the sum of our aeronautical and non-aeronautical revenues.

Three of our airports, Acapulco, Mazatlán and Zihuatanejo, serve popular Mexican tourist destinations. Acapulco is Mexico’s 29th largest tourist destination, Mazatlán is the 19th and Zihuatanejo is the 33th, based on the number of international visitors in 2023 according to the Mexican Federal Civil Aviation Agency. Acapulco is a principal port of call for cruise ships. In 2023, the Acapulco, Mazatlán and Zihuatanejo airports collectively accounted for 11.8% of our aggregate terminal passengers,10.8% of our total revenues and 11.3% of the sum of our aeronautical and non-aeronautical revenues.

Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity, with diverse economic activities such as mining (the Durango and Zacatecas airports), maquiladora manufacturing (the Chihuahua and Torreón airports), petroleum and chemical production (the Tampico airport), agriculture and livestock (the Culiacán airport) and transportation and logistics (the San Luis Potosí airport). In 2023, these seven regional airports collectively accounted for 28.1% of our aggregate terminal passengers, 27.5% of our total revenues and 25.5% of the sum of our aeronautical and non-aeronautical revenues.

The remaining two airports in the group, the Ciudad Juárez and Reynosa airports, serve cities situated along the border of Mexico and the United States. Both Ciudad Juárez and Reynosa are popular entry points to the United States. In 2023, the Ciudad Juárez and Reynosa airports collectively accounted for 10.5% of our aggregate terminal passengers, 10.0% of our total revenues and 8.3% of the sum of our aeronautical and non-aeronautical revenues.

Additionally, we operate four bonded warehouses under the OMA Carga brand that provide cargo logistics services, which include storage, handling, custody maneuvers, loading and unloading, and x-ray screening of exports, among other services. Two bonded warehouses operate at the Monterrey airport, one operates at the Ciudad Juárez airport and the other at the Chihuahua airport.

We also have a 90 % investment with a Mexican subsidiary of the international hotel operator NH Hoteles SA under Consorcio Grupo Hotelero T2, S.A. de C.V. to develop and operate a 287-room hotel and more than 5,000 square meters (53,820 square feet) of commercial space inside Terminal 2 of Mexico City International Airport under a lease agreement (the “Lease”) with Mexico City International Airport that expires in 2029. The Terminal 2 NH Collection Hotel opened in August 2009. Under certain circumstances, the Mexico City International Airport can terminate the Lease at any time with partial or no compensation to us.

In November 2012, as part of our diversification activities, we signed a strategic alliance agreement with VYNMSA Desarrollo Inmobiliario, S.A. de C.V. (“VYNMSA”), to build and operate an industrial park at the Monterrey airport. As part of this strategic alliance, 32.4 hectares (80.06 acres) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park. The industrial park was inaugurated on March 20, 2015, and as of December 2023, we have built a total of 13 warehouses with a total leasable area of 91,042 square meters (979,670 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 36 to 144 months. We began the construction of four additional warehouses with an area of 40,968 square meters (440,978 square-feet) in 2023, which is expected to be completed in 2024.

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

The following table provides summary data for each of our 13 airports for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021						2022					2023
					Aeronautical						Aeronautical					Aeronautical
			Sum of		and Non-				Sum of		and Non-			Sum of		and Non-
			Aeronautical		Aeronautical				Aeronautical		Aeronautical			Aeronautical		Aeronautical
			and		Revenues				and		Revenues per			and		Revenues
	Terminal		Non-Aeronautical		per Terminal		Terminal		Non-Aeronautical		Terminal	Terminal		Non-Aeronautical		per Terminal
	Passengers		Revenues (1)		Passenger(2)		Passengers		Revenues(1)		Passenger (2)	Passengers		Revenues(1)		Passenger (2)
	(Number		(in millions				(Number		(in millions			(Number		(in millions
Airport	in millions)%		of pesos)%		(pesos)		in millions)%		of pesos)%		(pesos)	in millions)%		of pesos)%		(in pesos)
Metropolitan destination:
Monterrey	8.3	45.9%	2,922.9	46.8%	407.2		10.9	47.1%	3,842.2	46.6%	351.1	13.3	49.6%	5,088.0	49.4%	381.8
Total metropolitan destination	8.3	45.9%	2,922.9	46.8%	407.2	(3)	10.9	47.1%	3,842.2	46.6%	351.1	13.3	49.6%	5,088.0	49.35%	381.8
Tourist destinations:
Acapulco	0.7	3.7%	229.9	3.7%	343.0		0.8	3.6%	313.7	3.8%	374.0	0.9	3.3%	364.3	3.5%	407.5
Mazatlán	1.1	6.1%	363.4	5.8%	338.3		1.5	6.2%	530.5	6.4%	365.6	1.6	6.0%	662.9	6.4%	408.8
Zihuatanejo	0.4	2.4%	159.1	2.5%	366.5		0.6	2.6%	244.7	3.0%	412.3	0.7	2.4%	281.6	2.7%	430.4
Total tourist destinations	2.2	12.2%	752.4	12.04%	345.3	(3)	2.9	12.4%	1,088.9	13.22%	377.7	3.2	11.8%	1,308.9	12.70%	412.89
Regional destinations:
Chihuahua	1.4	7.6%	467.6	7.5%	381.0		1.7	7.4%	603.4	7.3%	349.4	1.9	7.1%	718.0	7.0%	376.7
Culiacán	2.0	10.9%	631.1	10.1%	320.3		2.4	10.4%	821.8	10.0%	338.7	2.6	9.7%	952.2	9.2%	364.5
Durango	0.4	2.5%	169.9	2.7%	381.0		0.5	2.1%	191.6	2.3%	394.7	0.5	1.9%	208.2	2.0%	405.7
San Luis Potosí	0.5	2.9%	231.1	3.7%	437.1		0.6	2.7%	288.1	3.5%	454.9	0.7	2.7%	336.3	3.3%	468.0
Tampico	0.4	2.2%	153.2	2.5%	385.8		0.5	2.1%	198.3	2.4%	400.1	0.6	2.1%	232.2	2.3%	412.2
Torreón	0.5	3.0%	199.7	3.2%	371.8		0.7	2.9%	256.6	3.1%	382.8	0.8	2.9%	315.6	3.1%	406.5
Zacatecas	0.4	2.1%	147.4	2.4%	392.2		0.4	1.9%	177.7	2.2%	409.4	0.4	1.7%	188.5	1.8%	424.9
Total regional destinations	5.6	31.2%	2,000.0	32.0%	355.9	(3)	6.9	29.6%	2,537.5	30.8%	369.3	7.5	28.1%	2,951.0	28.6%	391.7
Border destinations:
Ciudad Juárez	1.5	8.3%	439.4	7.0%	292.9		2.0	8.6%	607.5	7.4%	303.1	2.3	8.5%	772.3	7.5%	339.5
Reynosa	0.4	2.4%	132.1	2.1%	310.1		0.5	2.2%	160.7	2.0%	310.2	0.5	2.0%	188.8	1.8%	349.6
Total border destinations	1.9	10.7%	571.5	9.1%	296.7	(3)	2.5	10.9%	768.2	9.3%	304.5	2.8	10.5%	961.2	9.3%	341.4
Sum of aeronautical and non-aeronautical revenues(1)	18.0	100%	6,247	100%	371.8	(3)	23.2	100%	8,237	100%	354.7	26.8	100%	10,309	100%	384.0
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

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports. In 2021, 2022 and 2023, aeronautical services revenues represented approximately 60.5%, 59.1% and 61.8%, respectively, of our total revenues and 76.1%, 76.0% and 77.3%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

The current agreements between our airports and our principal airline customers provide that payments for passenger charges will be between 30 and 60 days after the invoice delivery date. In 2023, the weighted average term of payment was 56 days.

International passenger charges are currently U.S. dollar-denominated but are collected in pesos based on the average exchange rate during the month prior to the flight, and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso. In 2021, 2022 and 2023, passenger charges corresponding to international passengers represented 16.9%, 14.8% and 14.6%, respectively, of our consolidated revenues (excluding construction services revenues). Domestic passenger charges are peso-denominated. In 2021, 2022 and 2023, passenger charges represented approximately 87.0%, 87.4% and 87.8%, respectively, of our aeronautical services revenues, 52.7%, 51.6% and 54.2%, respectively, of our total revenues and 66.3%, 66.4% and 67.8%, respectively, of the sum of aeronautical and non-aeronautical revenues. Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from all carriers including cargo carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client. In 2021, 2022 and 2023, these charges represented approximately 3.9%, 3.8% and 3.7%, respectively, of our aeronautical services revenues, 2.4%, 2.3% and 2.3%, respectively, of our total revenues and 3.0%, 2.9% and 2.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

We collect charges from carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo. These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and whether the service is domestic or international. Together with our aircraft parking, boarding and unloading charges described above, in 2021, 2022 and 2023, these charges represented approximately 3.2%, 3.2% and 3.4%, respectively, of our aeronautical services revenues, 1.9%, 2.0% and 2.0%, respectively, of our total revenues and 2.4%, 2.5% and 2.6%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles. These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client. In 2021, 2022 and 2023, these charges represented approximately 0.4%, 0.4%, and 0.4% respectively, of our aeronautical services revenues, 0.3%, 0.2% and 0.2%, respectively, of our total revenues and 0.3%, 0.3% and 0.3%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. Independent contractors provide airport security services at our airports. In 2021, 2022 and 2023, these charges represented approximately 1.0%, 0.9% and 0.9%, respectively, of our aeronautical services revenues, 0.6%, 0.5% and 0.6%, respectively, of our total revenues and 0.8%, 0.7% and 0.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

The ICAO, the Mexican Federal Civil Aviation Agency and the Office of Public Security issue guidelines for airport security in Mexico. In response to the September 11, 2001 terrorist attacks in the United States, we have taken additional steps to increase security at our airports. The ICAO issued directives in October 2001 establishing rules and procedures adopted at our airports. Under these directives, such rules and procedures were implemented immediately and for an indefinite period of time.

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

The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives. Our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening system since March 1, 2012. In some countries, such as the United States, the federal government (in the case of the United States, through TSA) is responsible for screening checked baggage. Under Mexican law, however, airlines are responsible for screening checked baggage. On May 1, 2014 and July 1, 2016, the Mexican Federal Civil Aviation Agency published mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines. Although Mexican law holds airlines liable for screening checked baggage, the purchase, installation and operation of equipment could increase our exposure to liability as a result of our involvement in the screening process. On September 7, 2023, the Mexican Federal Aviation Agency published mandatory circulars establishing specific design requirements for the infrastructure required to protect airport facilities against acts of unlawful interference, including requirements with respect to baggage screening equipment. We believe that we comply with the baggage screening guidelines, but the Mexican Federal Civil Aviation Agency may require additional investments. In addition, although we are not currently obligated to screen checked baggage, we could become obligated to do so, and thus become subject to potential liability, if Mexican law changes in the future. Revenues derived from checked baggage screening are classified as non-aeronautical revenues see “Item 4. Information on the Company—Our Sources of Revenue.”

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

On November 1, 1998, the Company entered into an agreement with the Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares or “ASA”), pursuant to which the Company granted the agency access to the facilities at the Company’s airports for a nominal fee in order for ASA to buy, sell and supply fuel in such facilities. On July 21, 2018, the Mexican Bureau of Civil Aviation (currently the Mexican Federal Civil Aviation Agency) published a notice in the Federal Official Gazette clarifying the scope of Transitory Article Nine of the Regulations of the Mexican Airport Law, stating that as of the publication of the Hydrocarbons Law on August 11, 2014, the fuel market was to be considered open so that any interested party can distribute and sell Jet-A fuel. This clarification opens the possibility for third parties complying with the applicable legal requirements to provide fuel distribution and supply services within the airports operated by the Company. As of the date of this report, there are no third parties, other than ASA, providing fuel distribution and supply services within such airports.

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

As one of the main parts of our business strategy, we have prioritized increasing our non-aeronautical revenues, seeking new and improved commercial prices at our airports, as well as the development of the diversification and complementary activities. As a result of our efforts during the last ten years, our non-aeronautical revenues have increased as a percentage of our revenues. In 2021, 2022 and 2023, non-aeronautical revenues accounted for approximately 19.0%, 18.7% and 18.2% of our total revenues, respectively. Non-aeronautical revenues represented 23.9%, 24.0% and 22.7% in 2021, 2022 and 2023, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Revenues from Commercial Activities

As another main part of our business strategy to enhance our non-aeronautical revenues, we have prioritized increasing our revenues per passenger from commercial activities in our airports through the development of new areas, introduction of new services, brands and promotion of the commercial services described below. In 2023, our revenues from commercial activities increased by 23.3% in 2023 as compared to 2022. In order to position our commercial revenues for future growth, the following initiatives have been implemented or expanded:

●	Expanding and reconfiguring the commercial space available in our airport terminals. In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase passengers’ exposure to the commercial businesses operating in our airports. As a result, during the last ten years, we increased the total area available for commercial activity in our 13 airports by approximately 33.3%, and have more than doubled the commercial area in the Monterrey airport since 2004. As of December 31, 2023, the total area available for commercial activity at our 13 airports was 23,321 square meters (251,020 square feet), with an occupancy rate of 95.0%.
●	Renegotiating agreements with commercial tenants upon expiration to be more consistent with market practice. We improved our lease arrangements with existing tenants by adopting a contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports. As of December 31, 2023, approximately 87.1% of our commercial contracts were subject to royalty-based leasing arrangements and approximately 75.4% generated royalties in 2023.
●	Improving the quality of retail offerings in our airports. Historically, commercial tenants in our terminals consisted of small, often similar, local businesses offering goods and services of limited variety. We have leased redesigned space formerly occupied by such tenants, as well as newly available space, to more established, internationally recognized businesses in order to improve the quality, diversity and brand recognition of commercial goods and services available to our passengers, which we believe, based in part on market surveys conducted at several of our airports, will increase the sales revenues of our commercial tenants, thereby increasing our revenues from commercial activities. As a result, our food and beverage service tenants currently offer internationally recognized brands such as Starbucks, Chili’s, Carl’s Jr, Maison Kayser, Panda Express and Guy Fieri’s Burger Joint. In order to promote commercial development at all of our airports, we encourage commercial tenants to lease bundles of commercial spaces among multiple airports that we operate.
●	Providing timely commercial information. We use social media to communicate the commercial opportunities and activities at our airports on a daily basis. We believe that good communication is the best method to promote our commercial services. We advertise current deals and new commercial services and, in some cases, we offer seasonal deals in coordination with our tenants.
●	Improving travel experience. Our commercial team works together with our operational team, airline clients and commercial tenants to devise customer-oriented solutions to deliver a better experience for all our passengers.

Commercial activities in each of our airports currently consist of the following:

●	Parking facilities. Our concessions provide us the right to operate the car parking facilities at all of our airports. Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they are subject to the regulatory oversight of the Ministry of Infrastructure Communications and Transportation and some municipalities.

●	Advertising. On April 1, 2022, we entered into a new lease and advertising agreement with 5M2 Airports, S.A. de C.V. (“5M2 Airports”), effective through March 31, 2029. 5M2 Airports is the out-of-home media division of Grupo Expansión and provides services in mass transport stations and other airports in Mexico. Grupo Expansion is a leading printed and digital publishing and out-of-home media company in Mexico. We had previously signed a lease and advertising services agreement with ISA Corporativo, S.A. de C.V. (“ISA”) on October 4, 2018, which was terminated by ISA on December 31, 2021.
●	Retail and duty free. We have completed several renovation projects as part of our overall effort (described above) to improve the product mix and brand recognition of retail stores in the commercial areas at our airports. We also have several duty-free retailers that cater to international passengers.
●	Food and beverage services. Through the years, we have upgraded our restaurant and bar offerings, which has allowed us to attract world-class operators of food and beverage outlets offering a wide variety of cuisine options and service concepts.
●	Car rentals. We have internationally-known name-brand car rental providers at our airports and have encouraged car rental companies to establish on-site automobile pick-up and drop-off facilities at our airports. We have also encouraged our car rental providers to differentiate their VIP services and modernize their facilities.
●	Time-share marketing and hotel promotion. We receive revenues from time-share developers and hotels to whom we rent space in our airports for the purpose of marketing and sales of time-share units as well as provide hotel transportation services.
●	Financial services. We lease space to financial services providers (such as currency exchange bureaus, banks and ATMs) at our airports, and we charge providers of these financial services fees based partly on a percentage of the revenues recorded by their operations. ATM service is currently available at all of our airport terminals.
●	Communications. We offer telephone, mobile phone and internet services at our airports through contractual agreements with service providers and offer wireless internet access at all of our airports.
●	VIP Lounges. In December 2021, the Company transitioned from leasing space for the OMA Premium Lounge in Terminal A, Terminal B and Terminal C of the Monterrey airport, as well as in the, Mazatlán, Culiacán, Chihuahua, Acapulco and San Luis Potosí airports to directly operating all of OMA Premium Lounges. Before 2021, OMA Premium Lounges were operated by a third party through a revenue-sharing lease agreement. In 2022 and 2023, we opened new OMA Premium Lounges in Ciudad Juárez, Tampico, Reynosa, and Durango airports. OMA also leases space for the American Express Centurion VIP Lounge and CitiBanamex Beyond Lounge in the Monterrey airport.

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

Our revenues from diversification activities increased by 11.9% as compared to 2022. The following are our main diversification initiatives during 2023:

●	OMA Carga Operations. We operate four bonded warehouses that provide cargo logistics services, which include storage, handling, custody maneuvers, loading and unloading, and x-ray screening of exports, among other services. Two bonded warehouses operate at the Monterrey airport, one operates at the Ciudad Juárez airport and the other one at the Chihuahua airport. Total revenues from OMA Carga Operations increased by 5.0% to Ps.346,441 thousand, in comparison to revenues totalling Ps.329,793 thousand in 2022. In order to meet the growing demand for cargo we started in December 2022 the expansion of OMA Logistica bonded warehouse to expand its current capacity by adding more than 1,140 square meters (12,271 square-feet) to be used for ground handling and storage spaces.
●	Terminal 2 NH Collection Hotel at Mexico City Airport. In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease agreement with Mexico City International Airport that expires in 2029. A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%. The Terminal 2 NH Collection Hotel opened in August 2009. For the year ended December 31, 2023, total revenues increased by 15.5% to Ps.272,632 thousand, compared to 2022, and annual average occupancy during such period was 86.0%. In 2023, the annual average rate per room was Ps.2,529. During 2022, we started the full renovation of the Terminal 2 NH Collection Hotel, which includes public areas such as the restaurant, bar, and lobby while also renovating the 287 rooms to improve our customers’ experience.
●	Hilton Garden Inn Hotel at Monterrey airport. In July 2013, we partnered with Grupo Hotelero Santa Fe, S.A.B. de C.V. a publicly-listed Mexican hospitality investment and operating company, to develop and operate a 134-room hotel at the Monterrey airport under the Hilton Garden Inn brand. We own 85% of Consorcio Hotelero Aeropuerto de Monterrey, S.A.P.I. de C.V. and Grupo Hotelero Santa Fe holds the remaining 15%. The Hilton Garden Inn at the Monterrey airport includes a restaurant and bar, business centers and a fitness center and is easily accessible from Terminals A and B of the airport. For the year ended December 31, 2023, total revenues increased by 19.2% to Ps.109,671 thousand, compared to 2022, and annual average occupancy during such period was 72.8%. In 2023, the annual average rate per room was Ps.2,592.
●	OMA-VYNMSA Aero Industrial Park. In November 2012, we, through our subsidiary OMA Logística, entered into a strategic alliance agreement with VYNMSA, to build and operate an industrial park at the Monterrey airport through a special purpose vehicle named OMA-VYNMSA Aero Industrial Park, S.A. de C.V. in which OMA Logística has a 51% ownership interest and VYNMSA has a 49% ownership interest. As part of this strategic alliance, 32.4 hectares (80.06 acres) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park. The industrial park was inaugurated on March 20, 2015, and as of December 2023, we have built a total of 13 warehouses with a total leasable area of 91,042 square meters (979,670 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 36 to 144 months. In 2023, we began the construction of 4 additional warehouses for a total of 40,968 square meters (440,978 square-feet), which are expected to be completed in 2024.
●	Shopping Center and Office Plaza. Located in the outside areas of Terminal A of the Monterrey airport, the shopping center and office plaza consists of a two-story building with commercial space on the lower level and office space for rent on the upper level.

●	In December 2012, a gasoline service station within the Monterrey airport began operations. The 2,500 square meters (26,910 square feet) of land on which the service station is located is identified for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Mobil, for a renewable term of 15 years. Grupo ORSAN is responsible for the operation of and all investments in the service station. In 2023, the leasing of this land to Grupo ORSAN generated revenues of Ps.3,021 thousand.
●	Office Center for Cargo Logistics Agents. Leasing of 1,045 square meters (11,248 square feet) of space at the Monterrey airport with an occupancy rate of 92.8% as of December 31, 2023.

Revenues from Complementary Activities

Our complementary activities generated 15.2% of our non-aeronautical revenues in 2023. These include:

●	Leasing of space. Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.
●	Baggage-Screening Services. The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006 and all domestic commercial flights as of July 2006 to undergo a comprehensive screening process for the detection of explosives. We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate our airline customers’ compliance with the baggage-screening guidelines. We negotiated an increase to maximum rates as of 2013 with the Mexican Federal Civil Aviation Agency to take into account the maintenance costs of baggage-screening systems in all of our airports required by mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16. Our subsidiary Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening systems at our airports since March 1, 2012. In 2023, our revenues from the operation of checked-baggage screening system service, amounted to Ps.246,930 thousand.
●	Non-Permanent Ground Transportation. Our revenues from providers of ground transportation services deemed “nonpermanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.
●	Access Rights. Revenues that we derive from granting access rights to transportation providers to terminal buildings at our airports are not subject to price regulation under our maximum rates and are classified as non-regulated commercial activities.

Our Airports

In 2021, 2022 and 2023, our airports served a total of approximately 18.0 million, 23.2 million and 26.8 million terminal passengers, respectively. All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table sets forth the percentage of terminal passenger traffic generated at our airports per type of destination during 2021, 2022 and 2023:

	Percentage of Total Passenger Traffic
Type of Destination	2021	2022	2023
Metropolitan (Monterrey)	45.9%	47.1%	49.6%
Tourist (Acapulco, Mazatlán and Zihuatanejo)	12.2%	12.4%	11.8%
Border (Ciudad Juárez and Reynosa)	10.7%	10.9%	10.5%
Regional (Culiacán, Chihuahua, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas)	31.2%	29.6%	28.1%

The following tables set forth the passenger traffic volume presented in amounts of (i) total passengers, (ii) terminal departing and arriving passengers and (iii) transit passengers, for each of our airports for the periods indicated:

Passenger Traffic

	For the Year Ended December 31,
	2019			2020			2021			2022			2023
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	875,315	14,298	889,613	395,948	1,704	397,652	670,239	6,180	676,419	838,991	7,048	846,039	894,012	4,184	898,196
Ciudad Juárez	1,597,471	8,168	1,605,639	790,009	3,053	793,062	1,499,841	813	1,500,654	2,004,524	5,278	2,009,802	2,275,153	3,257	2,278,410
Culiacán	2,458,863	8,915	2,467,778	1,373,102	2,571	1,375,673	1,970,211	9,197	1,979,408	2,426,003	7,758	2,433,761	2,612,249	7,370	2,619,619
Chihuahua	1,699,816	5,004	1,704,820	818,151	650	818,801	1,363,937	768	1,364,705	1,727,006	978	1,727,984	1,905,714	881	1,906,595
Durango	527,004	5,521	532,525	271,231	1,317	272,548	446,030	789	446,819	485,524	761	486,285	513,246	891	514,137
Mazatlán	1,161,155	21,573	1,182,728	740,306	8,310	748,616	1,106,071	13,108	1,119,179	1,450,944	17,539	1,468,483	1,621,740	12,700	1,634,440
Monterrey	11,176,555	24,797	11,201,352	4,994,170	4,341	4,998,511	8,269,834	8,066	8,277,900	10,943,186	9,733	10,952,919	13,326,936	26,247	13,353,183
Reynosa	480,524	169	480,693	229,058	221	229,279	425,918	524	426,442	518,051	871	518,922	540,122	1,411	541,533
San Luis Potosí	643,224	2,509	645,733	309,311	823	310,134	528,625	2,317	530,942	633,364	1,222	634,586	718,639	3,234	721,873
Tampico	739,143	2,750	741,893	270,835	728	271,563	397,191	2,380	399,571	495,602	2,614	498,216	563,204	1,979	565,183
Torreón	708,563	6,153	714,716	320,820	1,591	322,411	537,161	3,079	540,240	670,245	4,419	674,664	776,462	4,848	781,310
Zacatecas	475,241	3,849	479,090	232,352	1,003	233,355	375,930	451	376,381	433,952	3,094	437,046	443,582	4,057	447,639
Zihuatanejo	625,186	501	625,687	317,395	637	318,032	434,176	29	434,205	593,354	166	593,520	654,392	1,258	655,650
Total	23,168,060	104,207	23,272,267	11,062,688	26,949	11,089,637	18,025,164	47,701	18,072,865	23,220,746	61,481	23,282,227	26,845,451	72,317	26,917,768
(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	For the Year Ended December 31,
	2019			2020			2021			2022			2023
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	392,382	46,383	438,765	178,343	22,046	200,389	304,494	30,640	335,134	376,320	44,921	421,241	411,015	42,674	453,689
Ciudad Juárez	772,724	5,856	778,580	384,557	1,677	386,234	718,819	11,814	730,633	926,814	5,903	932,717	1,036,227	9,039	1,045,266
Culiacán	1,210,867	30,656	1,241,523	681,298	11,417	692,715	962,481	41,991	1,004,472	1,193,947	26,690	1,220,637	1,293,475	28,355	1,321,830
Chihuahua	762,680	80,957	843,637	370,880	40,497	411,377	607,491	86,328	693,819	777,044	77,317	854,361	862,209	80,187	942,396
Durango	208,049	56,567	264,616	105,226	30,968	136,194	172,323	55,337	227,660	187,821	57,181	245,002	199,128	61,194	260,322
Mazatlán	413,165	166,222	579,387	279,964	94,180	374,144	460,163	91,969	552,132	569,485	155,193	724,678	634,186	177,988	812,174
Monterrey	4,777,176	774,363	5,551,539	2,195,445	288,703	2,484,148	3,384,393	741,850	4,126,243	4,661,158	749,780	5,410,938	5,630,208	993,208	6,623,416
Reynosa	230,461	3,392	233,853	108,582	1,809	110,391	203,881	8,205	212,086	231,396	6,183	237,579	238,853	3,109	241,962
San Luis Potosí	211,770	108,127	319,897	105,942	48,709	154,651	173,765	92,965	266,730	198,405	118,571	316,976	228,091	130,676	358,767
Tampico	331,815	38,671	370,486	123,884	14,274	138,158	174,714	27,454	202,168	215,558	32,937	248,495	242,897	40,793	283,690
Torreón	306,625	47,316	353,941	144,792	16,840	161,632	229,382	39,778	269,160	291,231	41,070	332,301	339,297	49,099	388,396
Zacatecas	158,191	81,492	239,683	79,767	39,216	118,983	122,420	71,167	193,587	138,079	81,362	219,441	131,418	94,957	226,375
Zihuatanejo	197,126	116,593	313,719	95,487	67,842	163,329	167,531	49,600	217,131	200,035	98,631	298,666	220,924	106,609	327,533
Total	9,973,031	1,556,595	11,529,626	4,854,167	678,178	5,532,345	7,681,857	1,349,098	9,030,955	9,967,293	1,495,739	11,463,032	11,467,928	1,817,888	13,285,816

	For the Year Ended December 31,
	2019			2020			2021			2022			2023
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Acapulco	422,254	14,296	436,550	182,686	12,873	195,559	319,269	15,836	335,105	397,526	20,224	417,750	427,108	13,215	440,323
Ciudad Juárez	818,244	647	818,891	403,398	377	403,775	768,487	721	769,208	1,071,171	636	1,071,807	1,229,445	442	1,229,887
Culiacán	1,211,407	5,933	1,217,340	678,105	2,282	680,387	957,713	8,026	965,739	1,198,999	6,367	1,205,366	1,283,585	6,834	1,290,419
Chihuahua	802,503	53,676	856,179	381,813	24,961	406,774	626,199	43,919	670,118	816,228	56,417	872,645	908,507	54,811	963,318
Durango	224,717	37,671	262,388	110,487	24,550	135,037	178,320	40,050	218,370	194,481	46,041	240,522	207,508	45,416	252,924
Mazatlán	434,104	147,664	581,768	285,878	80,284	366,162	474,146	79,793	553,939	583,175	143,091	726,266	655,359	154,207	809,566
Monterrey	4,979,390	645,626	5,625,016	2,292,727	217,295	2,510,022	3,590,916	552,675	4,143,591	4,884,073	648,175	5,532,248	5,847,070	856,450	6,703,520
Reynosa	246,429	242	246,671	118,395	272	118,667	213,334	498	213,832	280,139	333	280,472	297,829	331	298,160
San Luis Potosí	242,306	81,021	323,327	115,160	39,500	154,660	187,314	74,581	261,895	220,151	96,237	316,388	250,966	108,906	359,872
Tampico	353,006	15,651	368,657	126,954	5,723	132,677	181,277	13,746	195,023	229,228	17,879	247,107	256,664	22,850	279,514
Torreón	331,013	23,609	354,622	149,194	9,994	159,188	246,130	21,871	268,001	315,678	22,266	337,944	360,615	27,451	388,066
Zacatecas	169,639	65,919	235,558	80,903	32,466	113,369	125,326	57,017	182,343	140,789	73,722	214,511	129,085	88,122	217,207
Zihuatanejo	208,721	102,746	311,467	97,830	56,236	154,066	173,028	44,017	217,045	207,700	86,988	294,688	235,146	91,713	326,859
Total	10,443,733	1,194,701	11,638,434	5,023,530	506,813	5,530,343	8,041,459	952,750	8,994,209	10,539,338	1,218,376	11,757,714	12,088,887	1,470,748	13,559,635

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2023:

Capacity(1) by Airport(2)

	Peak Air Traffic
	Movements per	Runway	% Capacity
Airport	Hour	Capacity(3)	Used
Acapulco	5	40	12.5
Ciudad Juárez	7	20	35.0
Culiacán	11	24	45.8
Chihuahua	7	40	17.5
Durango	4	40	10.0
Mazatlán	7	22	31.8
Monterrey	23	38	60.5
Reynosa	4	18	22.2
San Luis Potosí	5	20	25.0
Tampico	4	22	18.2
Torreón	4	20	20.0
Zacatecas	3	20	15.0
Zihuatanejo	5	20	25.0
(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2023 figures.
(3)	Air traffic movements per hour.

The following table sets forth the terminal capacity of each of our airports as of December 31, 2023:

Capacity(1) by Airport(2)

	Peak Passenger
	Traffic Movements	Terminal	% Capacity
Airport	per Hour	Capacity(3)	Used
Acapulco	639	1,107	57.7
Ciudad Juárez	1,147	791	145.0
Culiacán	978	938	104.3
Chihuahua	931	1,297	71.8
Durango	438	627	69.9
Mazatlán	1,025	1,571	65.2
Monterrey Terminal A	1,874	2,232	84.0
Monterrey Terminal B	841	1,469	57.2
Monterrey Terminal C	1,800	1,824	98.7
Reynosa	519	924	56.2
San Luis Potosí	559	1,392	40.2
Tampico	421	798	52.8
Torreón	521	549	94.9
Zacatecas	382	581	65.7
Zihuatanejo	647	957	67.6
(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2023 figures.
(3)	Passenger traffic during peak hours.

The following table sets forth the air traffic movements for each of our airports for the periods indicated:

Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
Acapulco	23,606	16,115	18,360	18,127	17,056
Ciudad Juárez	19,260	12,277	18,243	20,758	20,928
Culiacán	40,750	29,520	35,912	37,667	35,765
Chihuahua	30,222	20,990	27,366	27,666	27,722
Durango	16,039	11,556	13,985	15,131	14,099
Mazatlán	17,342	13,407	18,325	19,016	18,759
Monterrey	112,188	58,265	77,860	90,950	107,525
Reynosa	6,757	4,825	7,181	6,834	7,166
San Luis Potosí	19,813	12,628	16,420	17,340	18,976
Tampico	17,219	10,266	14,720	13,328	13,880
Torreón	16,912	10,350	14,077	14,440	14,174
Zacatecas	7,390	4,377	6,282	6,698	6,325
Zihuatanejo	12,582	9,580	10,626	11,147	10,336
Total	340,080	214,156	279,357	299,102	312,711
(1)	Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
Acapulco	37.1	24.6	36.5	46.3	52.7
Ciudad Juárez	82.9	64.3	82.2	96.6	108.9
Culiacán	60.3	46.5	54.9	64.4	73.2
Chihuahua	56.2	39.0	49.8	62.4	68.8
Durango	32.9	23.5	31.9	32.1	36.5
Mazatlán	67.0	55.2	60.4	76.3	87.1
Monterrey	99.6	85.7	106.2	120.3	124.2
Reynosa	71.1	47.5	59.3	75.8	75.6
San Luis Potosí	32.5	24.5	32.2	36.5	38.0
Tampico	42.9	26.4	27.0	37.2	40.7
Torreón	41.9	31.0	38.2	46.4	55.1
Zacatecas	64.3	53.1	59.8	64.8	70.8
Zihuatanejo	49.7	33.1	40.9	53.2	63.4
Total for all airports	68.1	51.7	64.5	77.6	86.1
(1)	Includes total passengers divided by total air traffic movements.

Air Traffic Movements by Aviation Category(1)

	For the Year Ended December 31,
	2022	2023
Commercial aviation	196,997	210,366
Charter aviation	630	722
General aviation and other	101,475	101,623
Total	299,102	312,711

(1)Includes departures and landings for all 13 airports.

Metropolitan Destination

Monterrey International Airport

The Monterrey airport is our most important airport based on passenger traffic (including both domestic and international passengers), air traffic movements and contribution to aeronautical revenues. According to the Mexican Federal Civil Aviation Agency, the Monterrey airport was the fourth busiest airport in Mexico in 2023 based on commercial and general aviation passenger traffic. In 2021, 2022 and 2023, it accounted for approximately 45.9%, 47.1% and 49.6%, respectively, of our terminal passenger traffic.

In 2021, 2022 and 2023, a total of 8.3 million, 10.9 million, and 13,3 million terminal passengers, respectively, were served by the Monterrey airport. Of the terminal passengers in 2021, 84.3% were domestic, and 15.7% were international passengers. In 2022, 87.2% were domestic, and 12.8% were international passengers. In 2023, 86.1% were domestic, and 13.9% were international passengers. This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 14 commercial airlines operated at this airport during 2023. In 2023, airlines operating at this airport served 55 direct destinations, including 38 domestic destinations and 17 international destinations. In 2023, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Guadalajara, Tijuana, Querétaro, Puerto Vallarta, Mérida, El Bajío, Toluca, Hermosillo, Veracruz, Santa Lucía (AIFA), Chihuahua, Puebla, Ciudad Juárez, San José del Cabo, Mazatlán, Tuxtla Gutierrez, Villahermosa, Culiacán, Tampico, Houston, Dallas, San Antonio, Chicago, Madrid, Atlanta, Las Vegas, New York, Los Angeles, Miami, Detroit and Panama City. In 2023, the principal airlines operating at the airport were VivaAerobus, Volaris, Aeroméxico, American Airlines, Aeroméxico Connect, United Airlines, Magnicharters, Delta Airlines, Copa Airlines, Spirit Airlines, TAR, Aerus, Air Canada.

The Monterrey airport is located approximately 21 kilometers (13 miles) from the city of Monterrey, which has a population (including its suburbs) of approximately 5.3 million inhabitants. Monterrey is Mexico’s third largest city based on population and is one of Mexico’s most productive industrial centers. It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities. Monterrey is the capital of the state of Nuevo León, the third largest contributor to Mexico’s GDP.

The Monterrey airport operates 24 hours a day. The airport has two operating runways, one with a length of 3,000 meters (9,842 feet) and the other with a length of 1,800 meters (5,905 feet). The airport’s runway capacity is 38 air traffic movements per hour. The airport also has an instrument landing system on runway 29. The airport occupies a total area of 862.26 hectares (3.33 square miles) and has three commercial passenger terminal buildings (Terminal A, B and C for domestic and international flights) with a total area of approximately 76,329 square meters (821,599 square feet). The airport has three platforms for commercial aviation operations, one platform for general aviation operations, one platform for air freight operations with eight positions and thirteen taxiways.

The Terminal A building has a total area of approximately 37,519 square meters (403,851 square feet), of which 4,392 square meters ( 47,275 square feet) is commercial space, a 19-position apron for commercial aviation, eight-position apron for air freight, a five-position apron for general aviation, nine air bridges, an ample boarding lounge for passengers making connections with other flights and other boarding lounges. Terminal A has 15 boarding gates for international or domestic flights and a public parking facility that accommodates 2,308 vehicles. This terminal building is mainly used by Viva Aerobus, Volaris, American Airlines, United Airlines, Magnicharters, Copa Airlines, Spirit Airlines, Air Canada, and Arajet during 2023.

The Terminal B building started operations on September 1, 2010, and is used by Aeroméxico, Aeroméxico Connect, Delta, TAR and Aerus. Terminal B has a total area of approximately 20,568 square meters (221,392 square feet), of which 2,906 square meters (31,280 square feet) is commercial space. It has two levels plus a mezzanine and includes six air bridges, an 18-position commercial aviation apron and 14 boarding gates. Terminal B also has a public parking facility that accommodates 1,227 vehicles. In 2018, we completed a 1,200 square-meter (12,917 square-foot) expansion of the passenger waiting area for regional flights leaving out of Terminal B at the Monterrey airport. The expansion increased the regional waiting area by 280%. The project had a total investment of Ps.125 million, and it started operations on September 8, 2018.

The Terminal C building has a total area of approximately 18,242 square meters (196,355 square feet), of which 2,116 square meters (22,776 square feet) is commercial space. This terminal, which commenced operation at year-end 2006, is used by VivaAerobus. Terminal C has eight boarding gates and serves 22 aircraft positions for commercial aviation. In June 2023, we concluded the construction of a new boarding gate building (Wing 1) connected to the Terminal C building, we added more commercial spaces. 7 boarding gates and one additional connecting point, with a total area of approximately 5,811 square meters (62,549 square feet). Terminal C has a public parking facility that accommodates 987 vehicles.

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

To allow the future expansion of the Monterrey airport, including its second commercial runway, between 2007 and 2011, we entered into a series of agreements for the purchase and exchange of plots of land adjacent to or near the Monterrey airport. We currently own approximately 519 hectares (2.0 square miles) of land reserve adjacent or near the Monterrey airport with an aggregate book value of Ps.1,422,046 thousand. To recover the cost of our investments in land reserve, on December 4, 2012, we received authorization from the former Mexican Bureau of Civil Aviation (currently the Mexican Federal Civil Aviation Agency) to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 pesos) in investments included in the 2011–2015 Master Development Program for the Monterrey airport to recover the cost of land acquisition. Additionally, the 2011 Master Development Program review recognized Ps.77,307 thousand (amount expressed in nominal 2009 pesos) of cost of land acquisitions. The recovery of the remaining investment of Ps.696,767 thousand (amount expressed in nominal 2009 pesos) in land acquisition costs has been included in the 2011-2015 Master Development Program. In 2022, we donated 56.6 hectares (0.2 square miles) of land with a book value of Ps.283,728 thousand to the Federal Government, acting through the Ministry of Infrastructure, Communications and Transportation, which will be incorporated into the Monterrey airport concession. The recovery of the remaining investment made by the Company in the amount of Ps.694,390 thousand (expressed in nominal 2009 pesos) in land acquisition costs has been included in the indicative period of our current approved Master Development Program for 2026-2035.

On July 22, 2016, we sold 200,000 square meters (2,152,782 square feet) of vacant land outside the Monterrey airport, which was not required for future aeronautical use, for Ps.30 million. The Acapulco airport owned 58.82% of the vacant land and the Zihuatanejo airport owned 41.18%.

In November 2019, we started a major expansion project at the Monterrey airport. We expect to invest approximately Ps.5.5 billion between 2019 and 2025. The project will be built in two phases. Phase 1, which as of the date of this report is already operational, consists of the expansion of the public and check-in areas of Terminal A and the construction of a new boarding gate wing. As a result, total terminal space has increased increase by approximately 17,650 square meters (189,983 square feet), approximately a 28% increase of the existing terminal space. Phase 2 consists of an overall expansion of the terminal, increasing terminal space by approximately an additional 8,402 square meters (90,438 square feet), an increase of 11% as compared to Phase 1. Phase 2 is expected to be completed by the end of 2025. After both phases of the expansion, the Monterrey airport will have an annual capacity of 15.9 million passengers (up from 11.9 million passengers currently), positioning itself as one of the busiest connection centers in northern Mexico.

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession. Historically, Aeropuerto del Norte has been used solely for general aviation operations. The concession held by this third party has recently expired, and it remains uncertain whether a new concession will be granted to a private third party or to a state-owned company, as it has been the trend recently. On December 26, 2023, the Mexican President announced that the concession of this airport will be granted to the Ministry of National Defense and that it intends to expand its current commercial aviation operations. As of the date of this report, we cannot assure how this new proposal from the President, if approved, would materially affect our results of operations or financial performance.

Tourist Destinations

Acapulco International Airport

The Acapulco airport is our sixth most important airport based on passenger traffic and contribution to aeronautical revenues. According to the Mexican Federal Civil Aviation Agency, the Acapulco airport was the 29th busiest airport in Mexico in 2023 based on commercial and general aviation passenger traffic. In 2021, 2022 and 2023, it accounted for approximately 3.7%, 3.6% and 3.3%, respectively, of our terminal passenger traffic.

In 2021, 2022, and 2023, a total of 670,239, 838,991 and 894,012 terminal passengers, respectively, were served by the Acapulco airport. Of the terminal passengers in 2021, 93.1% were domestic, and 6.9% were international. In 2022, 92.2% were domestic and 7.8% were international. In 2023, 93.7% were domestic and 6.3% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 9 airlines (seven commercial airlines and two charter airline) operated at this airport during 2023. In 2023, airlines operating at this airport served eleven direct destinations, including seven domestic destinations and four international destinations. In 2023, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Tijuana, Guadalajara, Santa Lucía (AIFA), Monterrey, Cancún, Bajío, Montreal, Houston, Dallas and Toronto. In 2023, the principal airlines operating at the airport were Volaris, Aeroméxico Connect, VivaAerobus, Aeroméxico, United Airlines, Sunwing, American Airlines and Air Transat.

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

The runway capacity at the Acapulco airport is 40 air traffic movements per hour. The airport also has two instrument landing systems for landing in low visibility on runways 10 and 28, which provide precise guidance to assist aircraft during landing. The airport occupies a total area of 422.2 hectares (1.63 square miles) with a total terminal space of 15,436 square meters (166,151 square feet), of which 1,828 square meters (19,676 square feet) is commercial space. Besides having the instrument landing system, runways 10 and 28 have approach lights and flashes on both headers. The Acapulco airport has a public parking facility that accommodates 110 vehicles.

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

On October 25, 2023, Hurricane Otis, a category 5 storm, struck Acapulco, and caused landslides, floodings, and a total blackout as the power transmission and distribution lines in Acapulco were damaged. Hurricane Otis affected Acapulco Airport’s control tower and certain areas of the terminal building, therefore commercial air travel was suspended until November 13, 2023. In October, November and December 2023, our total passenger traffic in Acapulco decreased 4.7%, 79.2% and 62.8%, respectively, as compared to the same months in 2022.

We expect passenger traffic at Acapulco airport to gradually recover in line with the reopening of hotel rooms and other tourist infrastructure in the city. At the end of 2023, we recognized an amount of Ps.92,353 thousand as “Property, improvements on leased assets, and equipment, net,” which relates to payments made for repair works due to Hurricane Otis. These payments are pending recovery from contracted insurance policies or will be recognized as an investment in the concession under the Master Development Programs.

Mazatlán International Airport

The Mazatlán airport is our fifth most important airport based on passenger traffic. According to the Mexican Federal Civil Aviation Agency, the Mazatlán airport was the 19th busiest airport in Mexico in 2023 based on commercial and general aviation passenger traffic. In 2021, 2022 and 2023, it accounted for approximately 6.1%, 6.2% and 6.0%, respectively, of our terminal passenger traffic.

In 2021, 2022 and 2023, a total of 1,106,071, 1,450,944 and 1,621,740 terminal passengers, respectively, were served by the Mazatlán airport. Of the terminal passengers in 2021, 84.5% were domestic, and 15.5% were international. In 2022, 79.4% were domestic and 20.6% were international. In 2023, 79.5% were domestic and 20.5% were international. The airport’s passengers are predominantly domestic tourists who come from Mexico City, Monterrey and Tijuana, among other cities, and international tourists who come primarily from the United States and Canada. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 14 airlines operate at the airport (12 commercial airlines and two charter airlines). In 2023, airlines operating at this airport served 26 direct destinations, including eleven domestic destinations and fifteen international destinations. Of these destinations, Mexico City, Tijuana, Monterrey, Chihuahua, Ciudad Juárez, La Paz, Santa Lucía (AIFA), Bajío, Cabo San Lucas, Querétaro and San José del Cabo were the main domestic routes. The main international destinations served by this airport were Phoenix, Los Angeles, Dallas, Minneapolis, San Francisco and Houston in the United States and Calgary, Edmonton, Vancouver, Toronto and Abbotsford in Canada. In 2023, the principal airlines operating at this airport were VivaAerobus, Volaris, Aeroméxico, American Airlines, Alaska Airlines, Sunwing, WestJet, Aeroméxico Connect, TAR, Swoop, Aero Calafía, Sun Country, Magnicharters and United Airlines.

The Mazatlán airport is located approximately 18 kilometers (11 miles) from the city of Mazatlán, which has a population of 501,441 people. Mazatlán is the principal tourist destination of the Sinaloa region, with about 9,740 hotel rooms, according to the Mexican Ministry of Tourism (Secretaría de Turismo). Mazatlán offers attractive beaches and is also a major producer of shrimp, sardines and tuna.

The Mazatlán airport operates 24 hours a day. Its runway capacity is 22 air traffic movements per hour. The airport occupies approximately 439.8 hectares (1.70 square miles) of land. The airport’s facilities include a terminal building with a total area of 18,857 square meters (202,975 square feet), of which 2,020 square meters (21,743 square feet) is commercial space. The airport has a commercial aviation apron with 10 positions and a general aviation apron with 24 positions. In addition, the airport has four air bridges and a public parking facility that accommodates 157 vehicles. The airport’s runway is 2,702 meters (8,865 feet) long, with four taxiways that connect the commercial and general aviation platforms and includes an instrument landing system on runway 26.

In 2014, the terminal building was expanded by 2,300 square meters (24,757 square feet) and 2,500 square meters (26,909 square feet) of space were refurbished, including the main facade of the airport, waiting area, check-in and inspection points, restrooms and offices. Commercial spaces were also expanded. In October 2021, we started a project to redesign and redirect passenger flows at the terminal building of the Mazatlán airport. This project will increase the airport capacity by approximately 2,372 square meters (25,532 square feet), increase the terminal space by 13% and distribute commercial and operational spaces more efficiently by taking advantage of the reconfiguration of passenger flows. The project is expected to start operating during 2024.

Zihuatanejo International Airport

The Zihuatanejo airport is our ninth most important airport based on passenger traffic. According to the Mexican Federal Civil Aviation Agency, the Zihuatanejo airport was the 33th busiest airport in Mexico in 2023 based on commercial and general aviation passenger traffic. In 2021, 2022 and 2023, it accounted for approximately 2.4%, 2.6% and 2.4% respectively, of our terminal passenger traffic.

In 2021, 2022 and 2023, a total of 434,176, 593,354 and 654,392 terminal passengers, respectively, were served by the Zihuatanejo airport. Of the terminal passengers in 2021, 78.4% were domestic, and 21.6% were international. In 2022, 68.7% were domestic, and 31.3% were international. In 2023, 69.7% were domestic, and 30.3% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican and international economic conditions.

A total of 11 airlines operate at the airport (10 commercial airlines and one charter airline). In 2023, airlines operating at this airport served 17 direct destinations, including six domestic destinations and 11 international destinations. In 2023, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Tijuana, Santa Lucía (AIFA), Querétaro, Bajío, Los Angeles, Calgary, Houston, Phoenix, San Francisco, Dallas, Minneapolis, Montreal, Vancouver, Toronto and Chicago. In 2023, the principal airlines operating at this airport were Aeroméxico Connect, Volaris, VivaAerobus, Alaska Airlines, American Airlines, WestJet, United Airlines, Air Canada, Aeroméxico and Sun Country.

The Zihuatanejo airport is located approximately 12 kilometers (7 miles) from the city of Zihuatanejo. Situated in the state of Guerrero, with a population of 126,001 people, the city of Zihuatanejo is one of Mexico’s most attractive tourist destinations, with approximately 6,764 hotel rooms, according to the Ministry of Tourism, a marina, world-class golf courses and a growing residential real estate market.

The Zihuatanejo airport operates 14 hours a day. The airport has one runway, which is 2,506 meters (8,222 feet) long with a runway capacity of 20 air traffic movements per hour. The airport’s facilities include a terminal building encompassing an area of 11,483 square meters (123,602 square feet), including 1,205 square meters (12,971 square feet) of commercial space. It has a six-position commercial aviation apron, a 23-position general aviation apron and two taxiways. The Zihuatanejo airport has a public parking facility that accommodates 140 vehicles.

The quality of services offered at the Zihuatanejo airport has improved as a result of the rehabilitation of its runway, the remodeling and expansion of the departure gate area and the reconfiguration of the passenger and carry-on luggage screening area, which were completed on July 14, 2016.

In order to maintain the current infrastructure of the Zihuatanejo airport, in June 2019, we began construction of a structural reinforcement of its terminal building. Total investment is approximately Ps.134 million and construction was completed in 2023.

Regional Destinations

Chihuahua International Airport

The Chihuahua airport is our fourth most important airport based on passenger traffic and air traffic movements and our third most important airport based on aeronautical revenues. According to the Mexican Federal Civil Aviation Agency, the Chihuahua airport was the 14th busiest airport in Mexico in 2023 based on commercial and general aviation passenger traffic. In 2021, 2022 and 2023, it accounted for approximately 7.6%, 7.4% and 7.1%, respectively, of our terminal passenger traffic.

In 2021, 2022 and 2023, a total of 1,363,937, 1,727,006, and 1,905,714 terminal passengers, respectively, were served by the Chihuahua airport. Of the terminal passengers in 2021, 90.5% were domestic, and 9.5% were international. In 2022, 92.3% were domestic, and 7.7% were international. In 2023, 92.9% were domestic, and 7.1% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight commercial airlines operate at the airport. In 2023, airlines operating at this airport served 14 direct destinations, including twelve domestic destinations and two international destinations. In 2023, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Monterrey, Cancún, Tijuana, Mazatlán, Hermosillo, Mexicali, Culiacán, Los Mochis, Querétaro, Puerto Vallarta, Dallas, Denver. In 2023, the principal airlines operating at this airport were VivaAerobus, Volaris, Aeroméxico, American Airlines, TAR, Aeroméxico Connect, Aero Calafía, and Magnicharters.

The Chihuahua airport is located approximately 18 kilometers (11 miles) from the city of Chihuahua, the capital of the state of Chihuahua. The city’s population is 988,065 people. Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

The Chihuahua airport operates 14 hours a day. The airport has three runways, with lengths of 2,600 meters (8,530 feet), 2,420 meters (7,940 feet) and 1,100 meters (3,609 feet), respectively. The runway system has a capacity of 40 air traffic movements per hour. The airport also has an instrument landing system on runway 36R. The airport occupies a total area of approximately 909.2 hectares (3.51 square miles). The airport’s facilities include a terminal building with a total area of approximately 12,968 square meters (139,586 square feet), including 1,606 square meters (17,287 square feet) of commercial space, a seven-position apron for commercial aviation, two aprons with a total of 21 positions for general aviation, five taxiways, a one-position apron for airfreight and two air bridges. The airport terminal has seven gates. The Chihuahua airport has a public parking facility that accommodates 627 vehicles.

In December 2016, we started an expansion and remodeling of the terminal building at the Chihuahua airport, which was completed on September 17, 2019. The project had a total investment of Ps.318 million and included 5,743 square meters (61,817 square feet) of new areas and the remodeling of 9,510 square meters (102,365 square feet).

Culiacán International Airport

The Culiacán airport is our second most important airport based on passenger traffic, air traffic movements and contribution to aeronautical revenues. According to the Mexican Federal Civil Aviation Agency, the Culiacán airport was the 11th busiest airport in Mexico in 2023 based on commercial and general aviation passenger traffic. In 2021, 2022 and 2023, it accounted for approximately 10.9%, 10.4% and 9.7%, respectively, of our terminal passenger traffic.

In 2021, 2022 and 2023, a total of 1,970,211, 2,426,003, and 2,612,249 terminal passengers, respectively, were served by the Culiacán airport. Of the terminal passengers in 2021, 97.5% were domestic, and 2.5% were international. In 2022, 98.6% were domestic, 1.4% were international. In 2023, 98.7% were domestic, 1.3% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation. In 2021, 2022 and 2023, commercial aviation accounted for approximately 99.7%, 99.8% and 99.9%, respectively, and general aviation accounted for approximately 0.3%, 0.2% and 0.1%, respectively, of the airport’s terminal passenger traffic.

A total of seven commercial airlines operate at the airport. In 2023, airlines operating at this airport served fifteen domestic destinations: Tijuana, Mexico City, Guadalajara, San José del Cabo, Mexicali, Monterrey, La Paz, Cancún, Santa Lucía (AIFA), Querétaro, Hermosillo and Chihuahua and one international destination to Phoenix. In 2023, the principal airlines operating at this airport were Volaris, VivaAerobus, Aeroméxico Connect, TAR, Aeroméxico, Aerocalafia and American Airlines.

The Culiacán airport is located approximately 14 kilometers (9 miles) from the city of Culiacán. The population of the whole municipality is 1,003,530. Culiacán is the capital of the state of Sinaloa, an important producer of beef and agricultural products.

The Culiacán airport operates 16 hours a day. The runway has a length of 2,227 meters (7,306 feet) and capacity of 24 air traffic movements per hour. The airport occupies a total area of 280.9 hectares (1.08 square miles). The airport’s facilities include a terminal building expanded in 2012 with a total area of approximately 12,045 square meters (129,651 square feet), including 1,819 square meters (19,580 square feet) of commercial space, a ten-position apron for commercial aviation, a 57-position apron for general aviation, six taxiways and two air bridges. The Culiacán airport has a public parking facility that accommodates 343 vehicles.

The Culiacán airport also includes military installations. The presence of these installations amid their operational activity may at some point affect the airport’s runway capacity at peak hours, thus affecting its civil aviation operations.

In August 2022, we began the expansion and remodeling of the terminal building at the Culiacán airport. The project, which is expected to be completed by the first half of 2025, will have a total investment of approximately Ps.544 million. After the project concludes, the total area will be 22,128 square meters (238,184 square feet), an increase of approximately 82% in the size of the building.

Durango International Airport

In 2021, 2022 and 2023, the Durango airport accounted for approximately 2.5%, 2.1% and 1.9%, respectively, of our terminal passenger traffic.

In 2021, 2022 and 2023, a total of 446,030, 485,524 and 513,246 terminal passengers, respectively, were served by the Durango airport. Of the terminal passengers in 2021, 78.6% were domestic and 21.4% were international. In 2022, 78.7% were domestic, and 21.3% were international. In 2023, 79.2% were domestic, and 20.8% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport. In 2023, airlines operating at this airport served eight direct destinations, including six domestic destinations and two international destinations: Mexico City, Tijuana, Santa Lucía (AIFA), Guadalajara, Ciudad Juárez, Dallas and Chicago. In 2023, the airlines operating at this airport were Aeroméxico Connect, Volaris, American Airlines and TAR.

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

The airport’s total area is 541.4 hectares (2.09 square miles). Its facilities include a 5,019 square-meter (54,024 square-foot) terminal building with 403 square meters (4,338 square feet) of commercial space. It has a five position commercial aviation apron, a 33-position general aviation apron and a 136-space public parking area. The airport has three boarding gates for international or domestic flights and five taxiways. In 2020, we completed a 756 square meter (8,137 square-foot) expansion of the passenger waiting area of the terminal building at the Durango Airport. The expansion increased the waiting area’s capacity by 25.7%. The project had a total investment of Ps.47.2 million.

In September 2022, we began the expansion and remodeling of the terminal building at the Durango airport. The project, which is expected to be completed by the first half of 2024, will have a total investment of approximately Ps.62 million. After the project concludes total area will be 4,846 square meters (52,161 square feet), an increase of approximately 26% in the size of the terminal.

San Luis Potosí International Airport

According to the Mexican Federal Civil Aviation Agency, the San Luis Potosí airport was the 31st busiest airport in Mexico in 2023 based on commercial and general aviation passenger traffic. In 2021, 2022 and 2023, the San Luis Potosí airport accounted for approximately 2.9%, 2.7% and 2.7%, respectively, of our terminal passenger traffic.

In 2021, 2022 and 2023, a total of 528,625, 633,364, and 718,639 terminal passengers, respectively, were served by the San Luis Potosí airport. Of the terminal passengers in 2021, 68.3% were domestic and 31.7% were international. In 2022, 66.1% were domestic and 33.9% were international. In 2023, 66,7% were domestic and 33.3% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions. A total of seven commercial airlines operate at the airport: Aeroméxico Connect, Volaris, American Airlines, United Airlines, Aeroméxico, TAR and Magnicharters. In 2023, airlines operating at this airport served seven destinations, including five domestic destinations and two international destinations. In 2023, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Tijuana, Puerto Vallarta, Monterrey, Dallas and Houston.

The San Luis Potosí airport operates 24 hours per day and is located approximately 15 kilometers (9 miles) from the city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of 911,908. The airport has two runways with a total capacity of 20 air traffic movements per hour. The principal runway is 3,006 meters (9,862 feet) long, and the secondary runway is 1,000 meters (3,281 feet) long. The airport has a total area of 508.3 hectares (1.96 square miles). The airport’s facilities include a terminal building with approximately 11,137 square meters (119,878 square feet), including 1,124 square meters (12,099 square feet) of commercial space, a six-position platform for commercial aviation, two aprons with a total of 24 positions for general aviation, four taxiways, a boarding lounge with five gates and a public parking facility that accommodates 222 vehicles. The airport’s navigational aids include precision approach path indicators, VHF omnidirectional radio and an instrument landing system on runway 14.

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

Tampico International Airport

According to the Mexican Federal Civil Aviation Agency, the Tampico airport was the 34th busiest airport in Mexico in 2023 based on commercial and general aviation passenger traffic. In 2021, 2022 and 2023, it accounted for approximately 2.2%, 2.1% and 2.1%, respectively, of our terminal passenger traffic.

In 2021, 2022 and 2023 a total of 397,191, 495,602, and 563,204 terminal passengers, respectively, were served by the Tampico airport. Of the terminal passengers in 2021, 89.6% were domestic, and 10.4% were international. In 2022, 89.7% were domestic and 10.3% were international. In 2023, 88.7% were domestic and 11.3% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six commercial airlines operate at the airport. In 2023, airlines operating at this airport served five direct destinations, including four domestic destinations and one international destination: Mexico City, Monterrey, Cancún, Ciudad del Carmen and Houston. In 2023, the airlines operating at the airport were Aeroméxico Connect, VivaAerobus, United Airlines, TAR, Aeroméxico and Aerus.

The Tampico airport serves the industrial zone of Tampico, Ciudad Madero and Altamira, which have a combined population of 927,379. This industrial zone is home to companies in the petroleum and chemical industries.

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

The airport’s total area is 372.5 hectares (1.44 square miles). Its facilities include a 7,981 square-meter (85,907 square-foot) terminal building, of which 935 square meters (10,064 square feet) are commercial spaces. It has a six-position apron for commercial aviation, a 17-position apron for general aviation, two taxiways, two air bridges, and four boarding gates. The Tampico airport has a public parking facility that accommodates 254 vehicles.

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

Torreón International Airport

According to the Mexican Federal Civil Aviation Agency, the Torreón airport was the 30th busiest airport in Mexico in 2023 based on commercial and general aviation passenger traffic. In 2021, 2022 and 2023, the Torreón airport accounted for approximately 3.0%, 2.9% and 2.9%, respectively, of our terminal passenger traffic.

In 2021, 2022 and 2023, a total of 537,161, 670,245 and 776,462 terminal passengers, respectively, were served by the Torreón airport. Of the terminal passengers in 2021, 88.5% were domestic, and 11.5% were international. In 2022, 90.6% were domestic and 9.4% were international. In 2023, 90.1% were domestic and 9.9% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six commercial airlines operate at the airport. In 2023, airlines operating at this airport served nine direct destinations, including eight domestic destinations and one international destination. In 2023, the principal routes to and from this airport, based on passenger traffic were Mexico City, Guadalajara, Tijuana, Cancún, San José del Cabo, Querétaro, Ciudad Juárez and Dallas. In 2023, the airlines operating at the airport were Aeroméxico, VivaAerobus, Volaris, Aeroméxico Connect, American Airlines and TAR.

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

The airport’s total area is 354.6 hectares (1.37 square miles). Its facilities include a terminal building of 5,492 square meters (59,115 square feet), of which 544 square meters (5,856 square feet) are commercial space, a seven-position apron for commercial aviation, a seven-position apron for general aviation, one taxiway, five boarding gates, and one air bridge. The Torreón airport has a public parking facility that accommodates 142 vehicles.

Zacatecas International Airport

According to the Mexican Federal Civil Aviation Agency, the Zacatecas airport was the 39th busiest airport in Mexico in 2023 based on commercial and general aviation passenger traffic. In 2021, 2022 and 2023, the Zacatecas airport accounted for approximately 2.1%, 1.9% and 1.7%, respectively, of our terminal passenger traffic.

In 2021, 2022 and 2023, a total of 375,930, 433,952 and 443,582 terminal passengers, respectively, were served by the Zacatecas airport. Of the terminal passengers in 2021, 65.9% were domestic, and 34.1% were international. In 2022, 64.3% were domestic and 35.7% were international. In 2023, 58.7% were domestic and 41.3% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport. In 2023, airlines operating at this airport served seven direct destinations, including two domestic destinations and five international destinations: Tijuana, Mexico City, Chicago, Los Angeles, San José, California and Dallas. In 2023, the airlines operating at this airport were Volaris, Aeroméxico Connect, American Airlines and VivaAerobus.

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

The airport’s total area is 207.6 hectares (0.80 square miles). The terminal building is 5,809 square meters (62,528 square feet), of which 538 square meters (5,791 square feet) is commercial area. It has a four-position apron for commercial aviation, a 13-position apron for general aviation, three boarding gates and a parking lot with 202 parking spaces.

Border Destinations

Ciudad Juárez International Airport

According to the Mexican Federal Civil Aviation Agency, the Ciudad Juárez airport was the 12th busiest airport in Mexico in 2023 based on commercial and general aviation passenger traffic. In 2021, 2022 and 2023, the Ciudad Juárez airport accounted for approximately 8.3%, 8.6% and 8.5%, respectively, of our terminal passenger traffic.

In 2021, 2022 and 2023, a total of 1,499,841, 2,004,524 and 2,275,153 terminal passengers, respectively, were served by the Ciudad Juárez airport. Of the terminal passengers in 2021, 2022 and 2023, 99.2%, 99.7% 99.6%, respectively, were domestic.

A total of five commercial airlines operate at the airport. In 2023, airlines operating at this airport served 16 direct destinations, all of which were domestic. In 2022, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Cancún, Monterrey, Tijuana, El Bajío, Puerto Vallarta, Santa Lucía (AIFA), Mazatlán, Querétaro, Hermosillo and San José del Cabo. In 2023, the airlines operating at the airport were VivaAerobus, Volaris, Aeroméxico, TAR and Aeroméxico Connect. As of the date of this annual report, the airport does not have any active non-Mexican airlines.

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

The airport’s total area is 367.95 hectares (1.42 square miles). Its facilities include a terminal building of 9,026 square meters (97,155 square feet), consisting of 938 square meters (10,097 square feet) of commercial space. The airport has four boarding gates, a six-position commercial aviation apron, a 15-position general aviation apron, a one-position freight services apron and three taxiways. The Ciudad Juárez International Airport has a public parking facility that accommodates 596 vehicles.

In March 2020, we started an expansion and remodeling of the terminal building at the Ciudad Juárez airport. The project, which is expected to be completed by the first half of 2024, will have a total investment of approximately Ps.591 million. After the project concludes total area will be 15,088 square meters (162,406 square feet), an increase of approximately 107%.

Reynosa International Airport

According to the Mexican Federal Civil Aviation Agency, the Reynosa airport was the 36th busiest airport in Mexico in 2023 based on commercial and general aviation passenger traffic. In 2021, 2022 and 2023, the Reynosa airport accounted for approximately 2.4%, 2.2% and 2.0%, respectively, of our terminal passenger traffic.

In 2021, 2022 and 2023, a total of 425,918, 518,051 and 540,122 terminal passengers, respectively, were served by the Reynosa airport. Of the terminal passengers in 2021, 2022 and 2023, 98.0%, 98.7% and 99.4% respectively, were domestic. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of two airlines operate at the airport. In 2023, airlines operating at this airport served four direct destinations, all of which are domestic destinations: Mexico City, Cancún, Guadalajara and Veracruz. In 2023, the airlines operating at this airport were VivaAerobus and Aeroméxico Connect.

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

In February 2021, we inaugurated the new terminal building at the Reynosa airport. The project had a total investment of Ps.325 million and included an expansion of 4,550 square meters (48,976 square feet). Passenger capacity grew threefold to serve up to 970,000 passengers per year. The new terminal building is 7,389 square meters (79,535 square feet), which includes 945 square meters (10,172 square feet) of commercial area. It has a five-position apron for commercial aviation, an 11-position apron for general aviation, two taxiways, three boarding gates and a public parking area with 362 spaces.

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2023, over 13 international commercial airlines and nine Mexican commercial airlines operated flights at our 13 airports. VivaAerobus, Volaris and Grupo Aeroméxico operated the most flights at our airports. In 2023, regulated revenues from VivaAerobus were Ps.3,452,203 thousand (U.S.$ 204.0 million), regulated revenues from Volaris were Ps.2,102,098 thousand (U.S.$ 124.2 million) and regulated revenues from Grupo Aeroméxico and its affiliates totaled Ps.1,775,285 thousand (U.S.$ 104.9 million), representing 38.7%, 23.5% and 19.9%, respectively, of our aeronautical revenues from airline customers for 2023. These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines. On December 9, 2020, Interjet stopped operations in all our airports and as of the date of this report, the airline has not resumed any operations in the airports we operate. In August 2022, Interjet initiated bankruptcy proceedings under Mexican Law (Concurso Mercantil), and on April 10, 2023 the bankruptcy federal judge issued a ruling declaring the company bankrupt and ordering the sale of all of its assets to pay its creditors.

The following table sets forth the number of air traffic customers per airline for the years ended December 31, 2021, 2022 and 2023:

	Terminal Passengers
Principal Air Traffic Customers Per Airline	2021	2022	2023
Domestic:
VivaAerobus	7,484,920	9,854,045	12,282,855
Volaris	4,907,684	6,362,684	6,604,539
Grupo Aeroméxico	3,519,352	4,472,478	5,402,213
TAR Aerolíneas	246,164	313,810	215,641
Grupo Aeromonterrey (Magnicharters)	306,984	240,603	207,966
Aero Calafia	69,002	65,517	32,646
Aeromar	225,821	134,936	5,074
Other	6	—	11,845
Total domestic	16,759,933	21,444,073	24,762,779

International:
American Airlines	584,846	825,501	924,160
United	324,021	387,819	484,674
Alaska Airlines	92,378	142,027	140,121
Delta	50,231	63,731	88,956
Westjet	13,360	44,664	67,527
Copa Airlines	16,977	31,166	40,786
Spirit	—	26,081	39,320
Swoop	2,140	11,606	20,632
Frontier	—	11,108	2,616
Other	23,373	81,951	114,447
Total international	1,107,326	1,625,654	1,923,239

General aviation	157,905	151,019	159,433
Total	18,025,164	23,220,746	26,845,451

Historically, traditional carriers such as Aeroméxico had represented a substantial majority of the Mexican commercial airline market. In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market. In 2023, passengers traveling on discount and low-cost carriers, such as VivaAerobus and Volaris, accounted for approximately 70.8% of our commercial aviation passenger traffic. Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has helped and is expected to continue to increase the use of air transportation in Mexico.

The following table sets forth our principal air traffic customers for the years ended December 31, 2021, 2022 and 2023:

	Percentage of Aeronautical Revenues
Principal Air Traffic Customers	2021	2022	2023
Domestic:
VivaAerobus	36.0%	35.0%	38.7%
Volaris	24.5%	25.6%	23.5%
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	18.7%	19.1%	19.9%
Interjet	—%	—%	—%
Grupo Aeromonterrey (Magnicharters)	1.7%	1.1%	0.8%
TAR	1.3%	1.3%	0.8%
Aeromar	1.4%	0.6%	0.0%
DHL Express México	0.3%	0.3%	0.2%
Calafia Airlines	0.3%	0.3%	0.1%
Other	4.8%	4.6%	4.5%
Total domestic	89.0%	87.9%	88.5%

International:
American Airlines	5.8%	6.2%	5.7%
United	3.3%	3.1%	3.1%
Alaska Airlines	0.9%	1.1%	0.9%
Delta	0.5%	0.5%	0.5%
Copa Airlines	0.1%	0.2%	0.3%
Charters	0.2%	0.7%	0.7%
Other	0.2%	0.3%	0.3%
Total international	11.0%	12.1%	11.5%
Total	100.0%	100.0%	100.0%

Complementary Services Customers

As of December 31, 2023, our principal complementary services clients are three principal providers of ramp-handling and baggage-handling services, Menzies Aviation Mexico, S.A. de C.V., AGN Aviation Services, S.A. de C.V. and Servicios Aeroportuarios Monterrey, S.A. de C.V., and our primary catering client is Aero Cocina, S.A. de C.V., all of which provided an aggregate of Ps.63,780 thousand of revenues in the form of access fees in 2023.

Principal Non-Aeronautical Services Customers

As of December 31, 2023, we were party to approximately 1,306 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time‑share sales and promotions services and tourist information and promotion services. As a result, our revenues from non‑aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers. In 2023, our largest commercial customers were Alquiladora de Vehículos Automotores, S.A. de C.V. (car rental), 5M2 Airports S. A. de C. V. (advertising), Aerocomidas, S.A. de C.V. (food and beverage) a subsidiary of Grupo Areas, Café Sirena, S. de R.L. de C.V (food and beverage), Operadora Aeroboutiques, S.A. de C.V. (retail stores) a subsidiary of Grupo Areas, Priority Pass, Inc. (VIP lounges), Corporativo Gaviotas, S.A. de C.V. (car rental), Fly By Wings, S. de R.L. de C.V (food and beverage), and Dufry México, S.A. de C.V. (duty free).

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

The Mexican Airport and Auxiliary Services Agency (ASA) currently operates 2 small airports in Mexico’s northern region, which collectively served 2,011,907 passengers in 2023, representing an increase of 48.2% from 2022 traffic, mainly as a result of an increase in passenger traffic to and from Querétaro and Tepic.

During the fourth quarter of 2023 and the first quarter of 2024, the Ministry of Infrastructure, Communications and Transportation awarded several airport concessions to state-owned companies in which the Mexican military (including some of the airports previously managed by ASA) holds the majority interest either through the Ministry of National Defense (Secretaria de la Defensa Nacional) or the Ministry of the Navy (Secretaría de Marina). As a consequence of these recent awards, Mexico’s military has now consolidated its presence as an airport operator which, according to information released by these entities, as of the date of this report oversees 20 airports in Mexico including Mexico City International Airport. These airports served collectively 55.5 million passengers in 2023, an increase of 10.2% as compared to 2022.

In addition, the Mexican government could grant new concessions to operate existing government-managed airports or authorize the construction of new airports, which could compete directly with our airports. Any competition from other such airports could have a material adverse effect on our business and results of operations.

On February 5, 2014, the Mexican government announced in the Federal Official Gazette that the Ministry of Infrastructure, Communications and Transportation granted to Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V., a concession for 20 years to construct, operate and exploit a civil aviation airport in the municipality of Bocoyna, Chihuahua, located 250 kilometers (144 miles) from the city of Chihuahua, within an area of 95.5 hectares (0.4 square miles). The government of the state of Chihuahua owns 98% of the capital stock of Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V. The airport has an ICAO Category 3C rating and could present competition to the Company’s airport located in the municipality of Chihuahua, which has a higher ICAO Category 4D rating and is located 18 kilometers (11.2 miles) from the city of Chihuahua. On January 31, 2024, the State of Chihuahua announced that the airport began operations for general aviation flights with an annual capacity of up to 20,000 passengers per year. The airport is expected to have an annual capacity to serve up to 80,000 passengers per year during the first five years of operations, and later increase its capacity to serve up to 250,000 passengers per year.

In the future, the Company might encounter competition from Aeropuerto del Norte, an airport near Monterrey, which was operated by a third party pursuant to a concession. The concession held by this third party has recently expired, and it remains uncertain whether a new concession will be granted to a private third party or to a state-owned company, as it has been the trend recently. Historically, Aeropuerto del Norte has been used solely for general aviation operations. The state of Nuevo León has requested in the past that the Ministry of Infrastructure, Communications and Transportation amends Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations. The Ministry of Infrastructure, Communications and Transportation may grant a new concession for Aeropuerto del Norte, including the authorization for the operation of commercial aviation flights, which may result in a direct competition to Aeropuerto de Monterrey. On December 26, 2023, the Mexican President announced that the concession of this airport will be granted to the Ministry of National Defense and that it intends to expand its current commercial aviation operations. As of the date of this report, we cannot assure how this new proposal from the President, if approved, would materially affect our results of operations or financial performance.

For more information, see “Risk Factors –Risks Related to the Regulation of Our Business – The Mexican government could grant new concessions that compete with the airports operated by the Company.”

Sustainability and Our Corporate Culture

Sustainability is one of the core values of our corporate culture. Our sustainability policy focuses on three main pillars: environmental management, social responsibility and corporate governance. This allows us to respond in a balanced way to the relevant aspects of our stakeholders through different actions and projects in our 13 airports.

On July 25, 2023, the Company published the release of its 2022 Sustainability Report. The 2022 Sustainability Report was prepared in accordance with GRI Standards and under SASB considerations for the period comprising January 1 to December 31, 2022, and it was also reviewed and approved by the Board of Directors, the Corporate Practices, Finance, Planning and Sustainability Committee and the Chief Executive Officer of the Company. The report also contains certain relevant information on activities performed subsequent to the end of 2022, and through April 31, 2023.

Awards and Recognition

In 2018, the Company was included in the Dow Jones Sustainability Index (“DJSI”) Emerging Markets for the third consecutive year. In addition, the Company was included in 2019 in the Dow Jones Sustainability Index-MILA, for the second consecutive year.

On March 6, 2018, the Mazatlán airport was named the Best Regional Airport of 2017 in Latin America and the Caribbean by Airports Council International (“ACI”). Previous recognition was awarded in 2014.

In 2023, all of our 13 airports received the Distinctive “S” (Distintivo “S”) granted by the Ministry of Tourism to companies with good practices in the development of tourism projects and its commitment to global sustainability criteria.

In, 2020, we were included in the Sustainability Index of the Mexican Stock Exchange now called S&P/BMV Total México ESG Index, for the ninth year in a row.

In 2023, all of our airports maintained the Health Security Distinction, awarded by the Mexican Institute of Social Security (IMSS) related to implementation of a healthy return to the workplace due to COVID-19 outbreak.

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

In 2024, all of our airports received the Level 2 certification of the Airport Carbon Accreditation Program, issued by Airports Council International. To achieve Level 2, airports must prove they have effective carbon management procedures in place, including setting clear objectives and demonstrating a reduction in gas emissions.

In 2023, we received, for the thirteenth time, the Socially Responsible Company (Empresa Socialmente Responsable) distinction granted by the Mexican Center for Philantropy (CEMEFI).

In 2023, we rejoined United Nations (“UN”) Global Compact, which main objective is that companies do business responsibly by aligning their strategies and operations with the human rights principles recognized by the UN Guiding Principles on Business and Human Rights, recognized labor, environment and anti-corruption standards, as well as take strategic actions to advance broader social goals such as the UN Sustainable Development Goals.

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

In 2023, we received the TRe Distinction granted by the Mexican Ministry of Labor and Social Walfare of the State of Nuevo Leon due to OMA’s commitment to best practices in risk prevention and mitigation in the workplace.

All of our airports have received the Environmental Quality Certificate (Certificado de Calidad Ambiental) awarded by the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente) for compliance with applicable Mexican environmental laws, regulations and applicable Official Mexican Standards and must be renewed on a biannual basis.

In 2023, all of our airports obtained the International Organization for Standardization (“ISO”) standard certification ISO 14064-1:2018, which relates to the requirements to quantify and report greenhouse gas (“GHG”) emissions and reductions, and includes requirements for the design, development, management, reporting and verification of a GHG inventory.

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

Amendments to the Mexican Airport Law and Civil Aviation Law

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

We believe we are currently complying in all material respects with the requirements of the Mexican Airport Law and its regulations. Noncompliance with these regulations could result in fines or other sanctions being assessed by the Ministry of Infrastructure, Communications and Transportation, and are among the violations that could result in termination of a concession if they occur more than two times in a term of 10 years.

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

On May 3, 2023, the Mexican government published a decree amending the Airports Law (Ley de Aeropuertos) and Civil Aviation Law (Ley de Aviacion Civil), introducing several changes including, among others, (i) changing the administrative nature of the Mexican Federal Civil Aviation Agency from a regulatory agency to a decentralized administrative entity (órgano administrativo desconcentrado) of the Ministry of Infrastructure, Communications, and Transportation; (ii) enhancing the regulatory and supervisory responsibilities of the Mexican Federal Civil Aviation Agency over civil aviation matters, which were previously assigned to the Ministry of Infrastructure, Communications, and Transportation, including the issuance of technical and administrative regulations applicable to the Master Development Programs; (iii) coordinating security regulations to restore Mexico’s FAA safety rating to Category 1; (iv) authorizing the Ministry of Infrastructure, Communications, and Transportation to grant, for an indefinite term, assignments to state-owned entities for the management, operation, and, if applicable, construction of airports; (v) mandating additional obligations for concessionaires to notify the Mexican Federal Civil Aviation Agency of changes in the board of directors, amendments to the bylaws, or any change in the corporate structure of the concessionaire; (vi) modifying certain causes for revocation of concessions and establishing applicable sanctions for concessionaires not complying with flight schedules, timetables, or any other requirements set forth in the bill; and (vii) including a list of causes for revocation of permits granted to aerodromes.

Amendments to the to the Income Tax Law, the Value Added Tax Law, the Special Tax on Production and Services Law and the Federal Tax Code

In December 2021, the Mexican Congress approved amendments to the Income Tax Law, the Value Added Tax Law, the Special Tax on Production and Services Law and the Federal Tax Code. Such amendments include: (i) the establishment of a new simplified regime where individuals and corporations that are not affiliated with other legal entities, whose total income for the year does not exceed 35 million pesos, among other requirements will be taxed through a cash flow received and paid scheme; (ii) tax exemptions for certain activities carried out outside Mexico; (iii) the incorporation of new requirements for the issuance of digital tax receipts through the internet, as well as new cases of cancellation or restriction of the “Digital Seal Certificate”, which is used by taxpayers for the issuance of such tax receipts; (iv) amendment of certain requirements for mergers and spin-offs; and (v) the obligation to establish a new controlling beneficiary for legal entities, trusts and other legal entities, and to have available certain information that the tax authorities may require. Such information (the identification of the controlling beneficiary and its information) will be understood as part of the accounting of the taxpayers and, in case of not delivering the information to the tax authorities or doing it in an erroneous, incomplete or outdated manner, fines ranging from Ps.500 thousand to Ps.2,000 thousand pesos may be imposed for each controlling beneficiary, in addition to the fact that the opinion of compliance with tax obligations will be issued in a negative sense.

On December 27, 2022, the Federal Labor Law was amended (effective as of January 1, 2023) to increase the vacation periods for employees, increasing the minimum period from 6 to 12 workdays. An additional day will be granted to employees for each additional year of employment, up to a maximum of twenty days. From the sixth year onward, the vacation period will increase by two days for every five years of employment.

Further, several legislative initiatives have been introduced in Congress intending to reduce the working hours established in the Mexican Constitution and in the Federal Labor Law, which will be discussed during the current session of the Mexican Congress. In addition, a new proposal to amend the Federal Labor Law has been presented, seeking to increase the year-end bonus (aguinaldo) payment to employees by requiring employers to provide an annual bonus equivalent to a minimum of 30 days’ salary, instead of the previously required 15 days’ salary. As of the date of this report, it cannot be guaranteed how such reform, if approved, would impact the Company’s operations and competitiveness in the Mexican market.

Federal Antitrust Commission

On May 23, 2014, a new Federal Antitrust Law (Ley Federal de Competencia Económica) was enacted. The law grants broader powers to the Mexican Antitrust Commission, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law. If the Mexican Antitrust Commission determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product. As of April 19, 2024, the Mexican Antitrust Commission had not made any determination as to whether the services we render are considered an essential facility.

Role of the Ministry of Infrastructure, Communications and Transportation

The Ministry of Infrastructure, Communications and Transportation is the principal regulator of airports in Mexico and is authorized by the Mexican Airport Law to perform the following functions, directly or through the Mexican Federal Civil Aviation Agency:

●	plan, formulate and establish the policies and programs for the development of the national airport system, according to the country’s needs, as well as promote the proper operation of civil aviation;
●	construct, administer and operate airports and airport-related services for the public interest;
●	grant, extend, suspend, modify, terminate and revoke concessions for the operation of airports;
●	issue standards and any other necessary regulations related to airports for purposes of complying with the Mexican Airport Law and the treaties to which Mexico is a party;
●	establish air transit rules and rules regulating take-off and landing schedules through the Mexican air traffic control authority;
●	take all necessary action to create an efficient, competitive and non-discriminatory market for airport-related services and set forth the minimum operating conditions for airports;
●	establish safety regulations;
●	close airports entirely or partially when safety requirements are not being satisfied;
●	monitor airport facilities to determine their compliance with the Mexican Airport Law, other applicable laws and the terms of the concessions;
●	maintain the Mexican aeronautical registry for registrations relating to airports;
●	impose penalties for failure to observe and perform the rules under the Mexican Airport Law, the regulations thereunder and the concessions;
●	approve any transaction or transactions that directly or indirectly may result in a change of control of a concession holder;
●	approve the Master Development Programs prepared by each concession holder every five years;
●	determine each airport’s maximum rates;

●	publish obligatory technical-administrative provisions regarding the administration, operation, exploitation, construction and certification of civil airports; Master Development Programs, indicative investment programs for constructions, conservation and maintenance of civil airports; as well as airport and complimentary services;
●	approve any agreements entered into between a concession holder and a third party providing airport or complementary services at its airport; and
●	perform any other function specified by the Mexican Airport Law.

For more information on the initiative see “Risk Factors –Risks Related to the Regulation of Our Business – Changes to Mexican laws, regulations and decrees applicable to the Company could have a material adverse impact on the results of operations.”

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

On October 16, 2019, the Ministry of Infrastructure, Communications and Transportation established the Mexican Federal Civil Aviation Agency, an independent regulatory agency, that replaced the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil). The Mexican Federal Civil Aviation Agency is responsible for establishing, coordinating, overseeing and controlling international and national air transportation, as well as the airports, complementary services and generally all activities related to civil aviation. The Mexican Federal Civil Aviation Agency has been formally established and its internal regulations and operation manuals were published and enacted on February 26, 2021, with no material changes with respect to the ones they replaced. We cannot predict the actions that the Mexican Federal Civil Aviation Agency will take in the future in compliance with its internal regulations and operation manual, or the effect of any such actions on its business. See “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business— The regulations pursuant to which the maximum rates applicable to the aeronautical revenues are established do not guarantee that the consolidated results of operations, or the results of operations of any airport, will be profitable, or that the Company will realize the expected return on investment.”

Concession Tax

Under Article 232-A of the Mexican Federal Duties Law, holders of airport concessions must pay a tax for the use of state-owned assets. As such, each of our subsidiary concession holders is required to pay the Mexican government a concession tax based on its gross annual revenues (excluding revenues from improvements to concession assets) from the use of public domain assets pursuant to the terms of its concession. Until December 31, 2023, the concession tax was set at a rate of 4%, effective January 1, 2024 this concession tax is set at a rate of 9% and may be revised at any time by the Mexican government. Our concessions provide that we may request an amendment of our maximum rates if there is a change in this concession tax, although such a request may not be honored in the future.

On November 13, 2023, the Mexican government published a decree amending the Mexican Federal Duties Law (Ley Federal de Derechos). The amendments included the increase in the fee paid by airport concessionaires to the federal government from 5% to 9%. The excess concession tax payments related to aeronautical activities made during 2024 and 2025, will be incorporated as an addition to the reference value that will be used to calculate the Joint Maximum Tariff in the following ordinary review from 2026 to 2030, as per the tariff base regulation.

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

Each concession holder and any third party providing services at an airport is required to carry specified insurance in amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the Ministry of Infrastructure, Communications and Transportation. As of April 19, 2024, the Ministry of Infrastructure, Communications and Transportation has not specified the required amounts of insurance. We may be required to obtain additional insurance once these amounts are specified. We, together with our subsidiary concession holders, are jointly and severally liable to the Ministry of Infrastructure, Communications and Transportation for the performance of all obligations under the concessions held by our subsidiaries. Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession and in the Master Development Programs, including the obligations arising from third-party contracts, as well as for any damages to the Mexican government-owned assets that they use and to third-party airport users. In the event of a breach of one concession, the Ministry of Infrastructure, Communications and Transportation is entitled to revoke all of the concessions held by our subsidiaries.

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

Classification of Services Provided at Airports

The Mexican Airport Law and its regulations classify the services that may be rendered at an airport into the following three categories:

●	Airport Services. Airport services may be rendered only by the holder of a concession or a third party that has entered into an agreement with the concession holder to provide such services. These services include the following:
●	the use of airport runways, taxiways and aprons for landing, aircraft parking and departure;
●	the use of hangars, passenger walkways, transport buses and car parking facilities;
●	the provision of airport security services, rescue and firefighting services, ground traffic control, lighting and visual aids;
●	the general use of terminal space and other infrastructure by aircraft, passengers and cargo; and
●	the provision of access to an airport to third parties providing complementary services (as defined in the Mexican Airport Law) and third parties providing permanent ground transportation services (such as taxis).

●	Complementary Services. Complementary services for which the airlines are responsible may be rendered by an airline, by the airport operator or by a third party under agreements with airlines and the airport operator. These services includes: ramp and handling services, checked-baggage screening, aircraft security, catering, cleaning, maintenance, repair and fuel supply (currently provided exclusively by the Mexican Airport and Auxiliary Services Agency) and related activities that provide support to air carriers.
●	Commercial Services. Commercial services involve services that are not considered essential to the operation of an airport or aircraft. These services include, among other things, the leasing of space to retailers, restaurants and banks and advertising; hotel services; air cargo logistics; and real estate services.

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

Master Development Programs

Concession holders are required to provide the Mexican Federal Civil Aviation Agency with a Master Development Program that outlines their construction and maintenance plans. Pursuant to Annex 7 of the concession titles, as amended on October 19,2023, the Mexican Federal Civil Aviation Agency is the agency entrusted with the application, interpretation, and monitoring of compliance with the provisions set forth in Annex 7.

Each Master Development Program has a duration of 15 years and is required to be updated every five years and resubmitted for approval to the Mexican Federal Civil Aviation Agency. Upon such approval, the Master Development Program is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made pursuant to a concession holder’s Master Development Program or upon approval by the Mexican Federal Civil Aviation Agency. The Master Development Program is updated in accordance with the following procedure:

●	Twenty-four months prior to commencing the review process for approval, the concession holder must hire an independent consulting company with experience in the airport sector to conduct and process user surveys on (a) the airport’s existing quality standards, and those expected in the future, (b) traffic forecasts for the coming fifteen years, and (c) investments required to be made during the coming fifteen years; and
●	Eighteen months prior to commencing the review process for approval, the airport concession holder must prepare a draft proposal for the Master Development Program, based on the results of the surveys that were conducted pursuant to the above, and in accordance with the provisions of the Airport Law and its regulations. Among other requirements, the proposed Master Development Program draft must indicate the following:

— Annual forecasts for each of the fifteen subsequent years (described in real terms), unless otherwise determined by the Mexican Federal Civil Aviation Agency;

— Operating and financial information for each of the fifteen years, including at a minimum annual forecasts on passengers, cargo workload units and aircraft movements, as well as the methodology used to prepare this forecast. Additional information may be required by the Mexican Federal Civil Aviation Agency;

— An explanation of the quality standards applied including a comparative assessment of these standards with other standards recognized nationally and internationally, as well as the security measures and environmental protection measures taken in the airport;

— Estimated capital investments for each of the years covered, which must specify whether they are related or not to regulated services, and explain the main assumptions and methodologies used for these estimates, a breakdown of the works to be carried out, and costs;

— Estimated operating costs and expenses per year relating to regulated services, explaining the main assumptions and methodologies used for these estimates;

— A proposal for the discount rate to be used in the calculation of the Joint Maximum Tariff;

— An estimation of the implications for the Joint Maximum Tariff and specific tariffs; and

—Any other information that may be required by the Mexican Federal Civil Aviation Agency.

●	Twelve months prior to the review date, and during a period of three months, the concession holder shall make publicly available for consultation the Master Development Program draft and the estimated projections used to calculate each of the various factors included in the Joint Maximum Tariff.
●	Nine months prior to the review date, the concession holder must incorporate the comments and observations received from users into the draft Master Development Program to the extent applicable.
●	Six months prior to the review date, the concession holder will submit the draft Master Development Program to the Mexican Federal Civil Aviation Agency, together with the recommendation of the Operation and Slots Committee.
●	Following the review date, the Mexican Federal Civil Aviation Agency will review the proposed Master Development Program and any other information submitted by the concession holder. The Mexican Federal Civil Aviation Agency may require the concession holder to provide any additional clarification or information deemed necessary, and may request additional opinions from airport users and the Operations and Slots Committee (Comité de Operaciones y Horarios).

We are required to spend the full amounts set forth in each investment program under our Master Development Programs, and the Mexican Federal Civil Aviation Agency may apply sanctions if we do not comply.

Changes to a Master Development Program and investment program require the approval of the Mexican Federal Civil Aviation Agency, except for emergency repairs and minor works that do not adversely affect an airport’s operations.

Pursuant to the terms of our concessions, we are required to comply with the investment obligations under the Master Development Programs on a year-by-year basis, and the Mexican Federal Civil Aviation Agency is entitled to review our compliance thereunder (and apply sanctions accordingly) on a year-by-year basis.

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

On October 4, 2023, the Company received a notification from the Mexican Federal Civil Aviation Agency informing the amendment of the terms of the tariff base regulation set forth in Annex 7 of the Company’s concession titles, which was further modified on October 19, 2023. As of the date of this report, the Company has determined that the amendments made to Annex 7 will not materially adversely affect its results of operations. However, we cannot guarantee that the Mexican Federal Civil Aviation Agency or any other regulatory authority will refrain from further amending the terms of the tariff base regulation, which may potentially affect the maximum rates for each airport and result in a material adverse impact on our business operations, financial performance, and overall results. The updated terms of the tariff base regulation took effect on October 19, 2023. However, the Maximum Rates for 2024 and 2025, previously authorized by the AFAC, remain unchanged across all airports. See “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business— The regulations pursuant to which the maximum rates applicable to the aeronautical revenues are established do not guarantee that the consolidated results of operations, or the results of operations of any airport, will be profitable, or that the Company will realize the expected return on investment.”

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

The Rate Regulation establishes a “dual-till” system of price regulation under which a majority of our revenues, such as passenger fees, landing fees, aircraft parking fees and access fees from third parties providing complementary services at our airports, are regulated, while the revenues that we earn from commercial activities in terminals at our airports, such as the leasing of space to retailers, restaurants, car rental companies and banks, are not regulated. In 2021, 2022 and 2023, approximately 60.5%, 59.1% and 61.8%, respectively, of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates (76.1%, 76.0% and 77.3%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

On October 4, 2023, the Company received a notification from the Mexican Federal Civil Aviation Agency informing the amendment of the terms of the tariff base regulation set forth in Annex 7 of the Company’s concession titles, which was further modified on October 19, 2023. The legal basis pursuant to which the Ministry of Infrastructure, Communications and Transportation justified the amendment were, among others, the recently amended Mexican Airport Law and its related regulatory decrees, as well as the Mexican Federal Civil Aviation Agency internal regulations and operation manuals entrusting this entity with broad discretionary powers over airport regulation. As of the date of this report, the Company has determined that the amendments made to Annex 7 will not materially adversely affect its results of operations. However, we cannot guarantee that the Mexican Federal Civil Aviation Agency or any other regulatory authority will refrain from further amending the terms of the tariff base regulation, which may potentially affect the maximum rates for each airport and result in a material adverse impact on our business operations, financial performance, and overall results. See “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business— The regulations pursuant to which the maximum rates applicable to the aeronautical revenues are established do not guarantee that the consolidated results of operations, or the results of operations of any airport, will be profitable, or that the Company will realize the expected return on investment.”

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

Current Maximum Rates(1)

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
Acapulco	388.01	385.30	382.61	379.93	377.27
Ciudad Juárez	318.05	315.82	313.61	311.42	309.23
Culiacán	339.05	336.68	334.32	331.97	329.65
Chihuahua	334.31	331.96	329.64	327.33	325.03
Durango	387.37	384.66	381.96	379.29	376.63
Mazatlán	377.40	374.75	372.14	369.53	366.94
Monterrey	317.43	315.21	313.00	310.81	308.64
Reynosa	336.01	333.65	331.32	329.00	326.69
San Luis Potosí	303.01	300.89	298.77	296.69	294.61
Tampico	371.45	368.84	366.26	363.69	361.15
Torreón	376.47	373.84	371.22	368.63	366.05
Zacatecas	403.65	400.82	398.02	395.23	392.46
Zihuatanejo	408.99	406.13	403.29	400.46	397.66
(1)

Expressed in constant pesos as of December 31, 2023, as required by the maximum rate regulation. The maximum rate for each succeeding year from 2021 onwards is reduced by the efficiency factor of 0.70% per year.

Methodology for Determining Future Maximum Rates

The Amended Rate Regulation provides that each of our airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:

●	Projections for the 15-year period of workload units (each of which is equivalent to one passenger or 100 kilograms (220 pounds) of cargo), operating costs and expenses (excluding amortization and depreciation) related to services subject to price regulation and pre-tax earnings from services subject to price regulation.
●	Projections for the 15-year period of capital expenditures related to regulated services, based on air traffic forecasts and quality of standards for services to be derived from the Master Development Programs.
●	Reference values, which were established in the concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value. To determine the reference value for the next five-year period, the approved reference values from the sixth year of the previous ordinary or extraordinary review (as applicable), will be summed for each concession holder in the group. This sum will then be divided among the concession holders based on their actual average traffic units recorded during the last five years. Starting from the seventh ordinary period for determining the Joint Maximum Tariff (2031-2035), the forecasted traffic units for the preceding five-year period will be compared against the actual traffic results for the same period. If there is a difference of more than 3% in the airport group, an adjustment will be made to the reference value for the sixth year of the authorization document used in calculating the new Joint Maximum Tariff. The “Economic Value” resulting from the traffic units above 3% will be subtracted from the reference value for the sixth year of the immediately preceding five-year period. “Economic value” refers to the regulated revenue minus concession taxes on the excess income.
●	The discount rate is a parameter used to determine the Joint Maximum Tariff in the airport industry. It reflects the real capital cost of companies before taxes. This rate is calculated based on the average rates in the airport sector of Mexico. To calculate the discount rate, we use the internationally accepted methodology described in Annex 7 of the Company’s concession titles to determine the Average Weighted Cost of Capital.
●	An efficiency factor must be determined by the Mexican Federal Civil Aviation Agency. The maximum rates applicable to our airports for the five-year period ending December 31, 2020, reflected a projected annual efficiency improvement of 0.70%

Our concessions specify a discounted cash flow formula to be used by the Mexican Federal Civil Aviation Agency to determine the maximum rates that, given the projected pre-tax earnings, the efficiency adjustment, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates. In connection with the preparation of the current Master Development Programs, we prepared a proposal to submit to the Mexican Federal Civil Aviation Agency establishing the values we believe should be used with respect to each variable included in the determination of maximum rates, including the efficiency factor, projected capital expenditures and the discount rate. Historically, the maximum rates ultimately established by the Mexican Federal Civil Aviation Agency reflect a negotiation between the Agency and us regarding these variables. Once the maximum rates are established, they may be adjusted annually to take account of projected improvements in efficiency and the Mexican Producer Price Index (excluding fuel).

The concessions provide that each airport’s reference values, discount rate and the other variables used in calculating the maximum rates do not represent an undertaking by the Mexican Federal Civil Aviation Agency or the Mexican government as to the profitability of any concession holder. Therefore, whether or not the maximum rates (or the amounts up to the maximum rates that we have been able to collect) multiplied by workload units at any airport generate a profit or exceed our profit estimates, or reflect the actual profitability, discount rates, capital expenditures or productivity gains at that airport over the five-year period, we are not entitled to any adjustment to compensate for this shortfall.

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Mexican Federal Civil Aviation Agency may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the Unit of Measurement and Update (“UMA”). The UMA as of January 1, 2024 was Ps.108.57. As a result, the maximum penalty at such date could have been Ps.5,428 thousand per airport.

As established by the Ministry of Infrastructure, Communications and Transportation, the calculation of workload units does not include transit passengers for subsequent years. The current workload unit calculation is therefore equal to one terminal passenger or 100 kilograms (220 pounds) of commercial cargo.

Special Adjustments to Maximum Rates

Once determined, each airport’s maximum rates are subject to special adjustment only under the following circumstances:

●	Natural disasters. If a natural disaster occurs that would result in modifications to the Master Development Program with respect to forecasted demand, and required investments and works. Any compensation received from insurance policies shall be considered at nominal value and as an operating expense for the year immediately following payment of the compensation, so that the Joint Maximum Tariff is adjusted for subsequent years. If, as a result of including insurance compensations the Joint Maximum Tariff significantly increases, the compensation received may be spread over several years, as adjusted.

●	Change in law. Modifications to the applicable legislation or regulations regarding the quality standards that the concession holder is required to meet prior to the next periodical review, and modifications to the applicable legislation or regulations that require the implementation of new security measures or environmental protection measures that the concession holder must comply with in the immediate term.
●	Macroeconomic conditions. A concession holder may also request an adjustment in its maximum rates if there is a decrease of at least 5% in the Mexican GDP during the previous 12-month period.
●	Failure to make required investments or improvements. The Ministry of Infrastructure, Communications and Transportation is required to review annually each concession holder’s compliance with its Master Development Program (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its Master Development Program, the Ministry of Infrastructure, Communications and Transportation is entitled to decrease the concession holder’s maximum rates and assess penalties.
●	Excess revenues. A concession holder may also request an adjustment in the event that total revenues received from regulated services divided by the total number of traffic units in the calendar year exceeded the Joint Maximum Tariff.
●	Increase in concession tax under Mexican Federal Duties Law. In cases of an increase in duty payable by a concession holder under the Mexican Federal Duties Law, the present value of payments disbursed to the government, in excess of those included in the most recent ordinary review, shall be added to the reference value for year 6 to be used in the following ordinary review.

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

The concessionaires are required to notify the Ministry of Infrastructure, Communications and Transportation is required to be notified upon any change in a concession holder’s chief executive officer, board of directors or management. A concession holder is also required to notify the Ministry of Infrastructure, Communications and Transportation at least 90 days prior to the adoption of any amendment to its bylaws concerning the dissolution, corporate purpose, merger, transformation or spinoff of the concession holder.

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

The Mexican Airport Law provides that sanctions of up to 400,000 times the UMA may be assessed for failures to comply with it or the terms of a concession. The UMA as of January 1, 2024 was Ps.108.57. As a result, the maximum penalty at such date could have been Ps.43,428 thousand per airport or per violation.

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

Please refer to “Item 3. Key Information—Risk Factors— Changes to Mexican laws, regulations and decrees applicable to the Company could have a material adverse impact on the results of operations” for more information on concession revocations.

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

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of April 19, 2024, including our direct and indirect ownership interest in each:

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

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government. The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, approximately 61.8% of our total revenues in 2023 were earned from aeronautical services and approximately 77.3% of the sum of our aeronautical and non-aeronautical revenues in 2023 were earned from aeronautical services. Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Infrastructure, Communications and Transportation and the specific prices that we negotiate with airlines for the provision of aeronautical services. The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services. In evaluating our aeronautical revenues, we focus principally on workload units, which measure volume, and aeronautical revenues per workload unit, which measures the contribution to aeronautical revenues from each workload unit.

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

Recent Developments

Mexican government action to amend tariff base regulation

The Company received a notification from the Mexican Federal Civil Aviation Agency informing the amendment of the terms of the tariff base regulation set forth in Annex 7 of the Company’s concession titles, which was further modified on October 19, 2023. The legal basis pursuant to which the Ministry of Infrastructure, Communications and Transportation justified the amendment were, among others, the recently amended Mexican Airport Law and its related regulatory decrees, as well as the Mexican Federal Civil Aviation Agency internal regulations and operation manuals entrusting this entity with broad discretionary powers over airport regulation. As of the date of this report, the Company has determined that the amendments made to Annex 7 will not materially adversely affect its results of operations. However, we cannot guarantee that the Mexican Federal Civil Aviation Agency or any other regulatory authority will refrain from further amending the terms of the tariff base regulation, which may potentially affect the maximum rates for each airport and result in a material adverse impact on our business operations, financial performance, and overall results. See “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business— The regulations pursuant to which the maximum rates applicable to the aeronautical revenues are established do not guarantee that the consolidated results of operations, or the results of operations of any airport, will be profitable, or that the Company will realize the expected return on investment.”

Operating Results

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps.16.92 per U.S.$1.00, the exchange rate as reported by the Mexican Central Bank on December 31, 2023.

Passenger and Cargo Volumes

In 2023, approximately 87.7% of the terminal passengers using our airports were domestic. Domestic traffic increased by 14.9% and international traffic increased by 21.2% as compared to 2022. In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.

Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2021, 2022 and 2023, our 13 airports handled approximately 123,100, 134,448 and 131,802 metric tons of cargo, respectively. The decrease in 2023 was due to a 3.6% decrease in cargo transportation at the Monterrey airport and a 20.6% decrease in cargo transportation at the Ciudad Juárez airport. Increases in our cargo volume are beneficial to us for purposes of the maximum-rate calculations, as cargo increases the number of our workload units.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
Domestic terminal passengers(1)	15,723.32	20,506.63	23,556.82
International terminal passengers(1)	2,301.85	2,714.12	3,288.64
Total terminal passengers(1)	18,025.16	23,220.75	26,845.45
Cargo units(1)	1,231.00	1,344.48	1,318.02
Total workload units(1)	19,256.16	24,565.22	28,163.47
Change in total terminal passengers(2)	62.9%	28.8%	15.6%
Change in workload units(2)	60.5%	27.6%	14.6%

Aeronautical revenues(3)	5,277,728	7,055,543	8,931,657
Change in aeronautical revenues(2)	79.4%	33.7%	26.6%
Aeronautical revenues per workload unit	274.1	287.2	317.1
Change in aeronautical revenues per workload unit(1)(2)	11.7%	4.8%	10.4%

Non-aeronautical revenues(3)	1,653,379	2,229,802	2,627,423
Change in non-aeronautical revenues(2)	41.2%	34.9%	17.8%
Non-aeronautical revenues per terminal passenger(4)	91.7	96.0	97.9
Change in non-aeronautical revenues per terminal passenger(2)	(13.4)%	4.7%	1.9%
Non-aeronautical revenues per terminal passenger, excluding hotel services(4)(5)	79.4	82.0	83.7
Change in non-aeronautical revenues per terminal passenger, excluding hotel services(2)(5)	(14.6)%	3.3%	2.1%
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

In 2023, we served 26.8 million terminal passengers, of which 23.6 million were domestic and 3.3 million were international. The increase in passengers in 2023 was principally due to the increase of air travel at our airports following the economic growth in Mexico.

Classification of Revenues

We classify our revenues into three categories: revenues from aeronautical services, revenues from non-aeronautical services and revenues from construction services. Historically, a substantial majority of our total revenues have been derived from aeronautical services. For example, in 2023, 61.8% of our total revenues were derived from aeronautical services, and the remainder of our revenues was derived from non-aeronautical services and construction services. Aeronautical services represented 77.3% of the sum of our aeronautical and non-aeronautical revenues.

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

We recognize revenues from construction services derived from the improvements made to airports that are included in our Master Development Programs. Construction service revenues related to the airport concession are determined based on negotiations between us and the Ministry of Infrastructure, Communication and Transportation (recognized according to the percentage-of-completion method), as we construct or improve the airports based on the Master Development Programs. In 2023, revenues from improvements to concessioned assets accounted for 20.0% of our total revenues.

For a detailed description of the components of our aeronautical and non-aeronautical revenue categories, see “Item 4. Information on the Company—Business Overview—Our Sources of Revenues.”

Fluctuations in the Peso

From December 31, 2020 to December 31, 2021, the peso depreciated by approximately 3.1%, from Ps.19.89 per U.S.$1.00 on December 31, 2020, to Ps.20.51 per U.S.$1.00 on December 31, 2021. From December 31, 2021 to December 31, 2022, the peso appreciated by approximately 5.0%, from Ps.20.51 per U.S.$1.00 on December 31, 2021, to Ps.19.50 per U.S.$1.00 on December 31, 2022. From December 31, 2022 to December 31, 2023, the peso apreciated by approximately 13.3%, from Ps.19.50 per U.S.$1.00 on December 31, 2022, to Ps.16.90 per U.S.$1.00 on December 31, 2023. In the first months of 2024, the peso depreciated, reaching Ps.17.21 per U.S.$1.00 on April 19, 2024.

International passengers and international flights pay tariffs denominated in U.S. dollars. However, these tariffs are generally collected in Mexican pesos 30 to 60 days following the date of each flight, and our maximum rates are set in Mexican pesos. Therefore, a significant depreciation of the Mexican peso as compared to the dollar during this 30 to 60-day period could result in us exceeding our maximum rates, which would be a violation of our concession. We attempt to set our U.S. dollar-denominated tariffs as to avoid exceeding our maximum rates, and so far, fluctuations in the peso have not caused us to exceed our maximum rates or required us to issue rebates to avoid exceeding our maximum rates.

In addition, we have financial liabilities denominated in U.S. dollars, and a significant depreciation in the Mexican peso could result in higher debt balances when converted to Mexican pesos, thus resulting in foreign exchange losses. We may also, from time to time, maintain cash balances denominated in U.S. dollars, in which cases a depreciation of the Mexican peso against the U.S. dollar could result in a foreign exchange gain. As of December 31, 2023, Ps.195,822 thousand of our cash balance was denominated in U.S. dollars.

As of December 31, 2023, international passenger charges amounted to Ps.1,686,799 thousand, and as of December 31, 2023, we had U.S.$3.8 million of liabilities denominated in U.S. dollars.

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

The following table sets forth our revenues from aeronautical services for the periods indicated:

	For the Year Ended December 31,
	2021		2022		2023
	Amount	%	Amount	%	Amount	%

	(in thousands of pesos, except percentages)
Aeronautical revenues:
Domestic passenger charges	3,422,714	64.9%	4,791,166	67.9%	6,150,256	68.9%
International passenger charges	1,169,292	22.2%	1,375,479	19.5%	1,686,799	18.9%
Landing charges	206,114	3.9%	269,796	3.8%	329,770	3.7%
Platform for embarking and disembarking	134,436	2.5%	185,785	2.6%	238,054	2.7%
Aircraft parking charges on extended stay or overnight	36,539	0.7%	42,922	0.6%	59,556	0.7%
Domestic and international passenger and carry-on baggage check	52,998	1.0%	63,682	0.9%	81,490	0.9%
Aerocars and jetways	22,395	0.4%	28,168	0.4%	32,664	0.4%
Other airport services, leases and regulated access(1)	233,240	4.4%	298,545	4.2%	353,068	4.0%
Total aeronautical revenues	5,277,728	100%	7,055,543	100%	8,931,657	100%
(1)	Includes regulated access fees, leasing of space to airlines for their operations and leasing of space in the airside to cargo handling agents and shippers.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and the leasing of space to airlines, every six months (or earlier upon a cumulative increase of 5% in the Mexican Producer Price Index (excluding fuel)), as long as the total aeronautical revenues per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year. See “Item 4. Information on the Company—Regulatory Framework—Price Regulation” for a description of our maximum rates and the rate-setting procedures for future periods. We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers. Historically, our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers. In 2023, passenger charges represented 87.8% of our aeronautical services revenues. In 2023, aeronautical services represented 61.8% of our total revenues and 77.3% of the sum of our aeronautical and non-aeronautical revenues.

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

In 2023, our aeronautical revenues represented approximately 97.5% of the amount we were entitled to earn under the maximum rates applicable to all of our airports. To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenues, this percentage could decrease. We may not be able to collect substantially all of the revenues we are entitled to earn from services subject to price regulation in the future.

Non-Aeronautical Revenues

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues per terminal passenger are calculated by dividing total non-aeronautical revenues by the number of terminal passengers during the same period. The contribution to our total revenues from non-aeronautical services was 18.2% in 2023. Our non-aeronautical revenues per terminal passenger increased from Ps.96.0 in 2022 to Ps.97.9 in 2023, due primarily to an increase in our revenues from commercial and diversification activities. Our non-aeronautical revenues in 2023 represented 22.7% of the sum of our aeronautical and non-aeronautical revenues, and our revenues from commercial activities per terminal passenger increased from Ps.47.9 in 2022 to Ps.51.1 in 2023, due primarily to an increase in revenues from parking charges, food and beverage providers, as well as an increase in revenues from car rental operators.

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

The following table sets forth our revenues from non-aeronautical activities for the periods indicated:

	For the Year Ended December 31,
	2021		2022		2023
	Amount	%	Amount	%	Amount	%

	(in thousands of pesos, except percentages)
Non-aeronautical revenues:
Commercial activities:
Car parking charges	217,728	13.2%	340,095	15.3%	418,525	15.9%
Advertising	70,338	4.3%	73,579	3.3%	82,512	3.1%
Retail operations(1)	86,128	5.2%	124,726	5.6%	151,477	5.8%
Food and beverage	120,148	7.3%	176,844	7.9%	245,311	9.3%
Car rental operators	142,651	8.6%	205,019	9.2%	245,225	9.3%
Time share developers	13,557	0.8%	16,960	0.8%	17,899	0.7%
Financial services	8,355	0.5%	13,013	0.6%	13,705	0.5%
Communication and services	18,137	1.1%	16,350	0.7%	17,788	0.7%
Services to passenger	3,561	0.2%	5,232	0.2%	4,893	0.2%
VIP lounges	49,381	3.0%	80,933	3.6%	103,355	3.9%
Other commercial revenues(3)	49,593	3.0%	59,152	2.7%	70,799	2.7%
Total commercial activities	779,577	47.2%	1,111,903	49.9%	1,371,489	52.2%
Diversification activities:
Hotel services	221,728	13.4%	325,495	14.6%	379,303	14.4%
OMA Carga	257,210	15.6%	329,793	14.8%	346,441	13.2%
Real estate services	19,721	1.2%	26,364	1.2%	35,457	1.3%
Industrial services	63,737	3.9%	73,760	3.3%	80,967	3.1%
Other diversification revenues(3)	6,889	0.4%	10,858	0.5%	15,374	0.6%
Total diversification activities	569,285	34.4%	766,270	34.4%	857,542	32.6%
Complementary Activities:
Leasing of space(2)	122,639	7.4%	118,851	5.3%	110,314	4.2%
Access rights	21,316	1.3%	24,892	1.1%	29,936	1.1%
Documented baggage inspection	150,238	9.1%	198,336	8.9%	246,930	9.4%
Other complementary revenues(4)	10,324	0.6%	9,550	0.4%	11,212	0.4%
Total complementary activities	304,517	18.4%	351,629	15.8%	398,392	15.2%
Total revenues from non-aeronautical services	1,653,379	100.0%	2,229,802	100.0%	2,627,423	100.0%
(1)	Includes revenues from duty-free operations.
(2)	Includes the leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(3)	Other revenues consist mainly of recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports.
(4)	Other complementary revenues consist of the recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports, among others.

The majority of our non-aeronautical revenues are derived from commercial activities, which represented 52.2% of our non-aeronautical revenues in 2023. Commercial activities include car parking charges (which may be subject to government regulation, but not to our maximum rates), VIP Lounges (including our OMA Premium Lounges which we started operating directly in December 2021) rental and royalty payments from third parties operating retail stores and providing commercial services at our airports, such as advertising, food and beverage providers, car rentals, time-share sales and promotions services, duty-free stores and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers.

On an individual basis, during 2023, our most important source of non-aeronautical revenues was OMA Carga which provides air and ground cargo logistics services, and represented 13.2% of our non-aeronautical revenues in 2023 and is part of our diversification activities. In addition to OMA Carga, diversification activities include hotel services (both Terminal 2 NH Collection Hotel at the Mexico City International Airport and the Hilton Garden Inn Hotel at the Monterrey airport) and industrial services operation of the OMA-VYNMSA Aero Industrial Park.

Complementary activities represented 15.2% of our non-aeronautical revenues in 2023. These activities primarily include baggage-screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations; as well as fees for access to federal zones.

Operating Costs

Our operating costs have been, and we believe that they will continue to be, funded entirely from our results of operations. The following table sets forth our operating costs and certain other related information for the periods indicated:

	For the Year Ended December 31,
	2021		2022		2023
	Amount	% Change	Amount	% Change	Amount	% Change

	(in thousands of pesos, except percentages)
Operating Costs:
Cost of services:
Wages and salaries	229,358	0.2%	281,460	22.7%	318,660	13.2%
Maintenance	142,069	14.1%	145,931	2.7%	183,628	25.8%
Security and insurance	128,299	(4.8)%	142,147	10.8%	146,018	2.7%
Utilities (electricity, cleaning and water)	144,727	17.7%	166,280	14.9%	192,065	15.5%
Building lease	2,015	(20.8)%	8,609	327.2%	—	(100.0)%
Allowance for doubtful accounts	646	(96.4)%	4,711	629%	5,767	22%
Cost of hotel service	44,282	44.5%	70,319	58.8%	93,098	32.4%
Equipment lease, fees and other	90,711	(12.6)%	104,181	14.8%	119,720	14.9%
Total cost of services	782,107	2.1%	923,638	18.1%	1,058,956	14.7%
Major maintenance provision	512,653	30.6%	472,077	(7.9)%	348,397	(26.2)%
Cost of construction	1,788,903	42.7%	2,649,423	48.1%	2,898,000	9.4%
Administrative expenses	586,542	13.2%	667,600	13.8%	661,447	(0.9)%
Right to use airport facilities	319,906	60.6%	428,717	34.0%	544,657	27.0%
Technical assistance fees	133,558	64.6%	177,667	33.0%	237,896	33.9%
Depreciation and amortization(1)	487,230	11.9%	551,200	13.1%	641,343	16.4%
Other income, net	(1,278)	890.7%	(40)	(96.9)%	(525)	1,212.5%
Total operating costs	4,609,621	26.4%	5,870,282	27.3%	6,390,171	8.9%
(1)	Depreciation reflects depreciation of fixed assets, and amortization reflects amortization of our concessions and rights to use airport facilities.

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

Concession Tax

Beginning November 1, 1998, we became subject to Article 232-A of the Mexican Federal Duties Law, which requires that the holders of concessions pay a tax for the use of state-owned assets. Since 2024, this tax is currently equal to 9% of the gross annual revenues of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. The concession tax may be revised at any time by the Mexican government, and this tax may increase in the future. If the Mexican government increases the concession tax, we are entitled to recover any surplus payments made to the government in connection with revenues received from regulated services, as set forth in the tariff base regulation.

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

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions. In 2023, our depreciation and amortization expenses increased by 16.4%, as compared to 2022, primarily due to an increase in the investment to improve our concessioned assets during 2023.

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

Expenditures pursuant to master development programs and other capital expenditures

In 2023, expenditures pursuant to master development programs and other capital expenditures were Ps.3,643,876 thousand. We funded our expenditures through cash flows from operations, and we believe that we will continue to fund them through cash flow from operations, as well as new debt, in the future. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Employee Statutory Profit Sharing

We are subject to the mandatory statutory employee profit sharing regime (participación de los trabajadores en las utilidades de las empresas, or “PTU”) established by the Mexican Federal Labor Law. Under this regime, 10% of a company’s unconsolidated annual profits, as calculated for tax purposes, and subject to certain limits, must be distributed among employees other than the chief executive officer. Pursuant to the labor reform implemented in 2021 by the Mexican Government, the statutory profit sharing payment for an employee is capped to three months of base salary, subject to certain limits.

Taxation

The recognition of a deferred tax benefit of Ps.127,938 thousand for the year ended December 31, 2023, while the current tax expense amounted to Ps.2,167,380 thousand. In 2023, we had an effective tax rate of 25.3%, which reflects the permanent differences related primarily to inflationary effects for tax purposes.

The statutory Mexican corporate income tax rate in 2023, 2022 and 2021 was 30.0%.

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

	For the Year Ended December 31,
	2021	2022	2023

	(in thousands of pesos, except percentages)
Metropolitan Destination
Monterrey:
Revenues:
Aeronautical services	2,371,178	3,142,454	4,254,275
Non-aeronautical services	551,744	699,778	833,676
Construction services	908,960	1,414,207	1,125,682
Total revenues	3,831,882	5,256,439	6,213,633
Operating costs:
Costs and administrative expenses	391,081	500,689	612,217
Major maintenance provision	81,610	83,152	47,907
Construction costs	908,960	1,414,207	1,125,682
Depreciation and amortization	142,152	168,595	225,581
Solidarity fee	1,803,003	1,752,031	2,698,313
Total operating costs	3,326,806	3,918,674	4,709,700
Income from operations	505,076	1,337,765	1,503,933
Operating margin(1)	13.2%	25.5%	24.2%

	For the Year Ended December 31,
	2021	2022	2023

	(in thousands of pesos, except percentages)
Tourist Destinations
Acapulco:
Revenues:
Aeronautical services	196,631	275,301	326,157
Non-aeronautical services	33,250	38,444	38,184
Construction services	44,088	76,474	64,558
Total revenues	273,969	390,219	428,899
Operating costs:
Costs and administrative expenses	72,553	87,805	94,927
Major maintenance provision	15,960	20,141	20,406
Construction costs	44,088	76,474	64,558
Depreciation and amortization	45,693	46,760	48,495
Solidarity fee	54,191	52,424	92,751
Total operating costs	232,485	283,604	321,137
Income from operations	41,484	106,615	107,762
Operating margin(1)	15.1%	27.3%	25.1%

Mazatlán:
Revenues:
Aeronautical services	317,004	472,741	596,145
Non-aeronautical services	46,368	57,766	66,801
Construction services	45,625	142,255	114,235
Total revenues	408,997	672,762	777,181
Operating costs:
Costs and administrative expenses	79,076	90,078	98,284
Major maintenance provision	21,456	38,302	28,403
Construction costs	45,625	142,255	114,235
Depreciation and amortization	19,254	20,999	22,941
Solidarity fee	186,537	198,585	317,235
Total operating costs	351,948	490,219	581,098
Income from operations	57,049	182,543	196,083
Operating margin(1)	13.9%	27.1%	25.2%

Zihuatanejo:
Revenues:
Aeronautical services	137,018	219,411	253,766
Non-aeronautical services	22,127	25,255	27,868
Construction services	129,957	98,199	78,863
Total revenues	289,102	342,865	360,497
Operating costs:
Costs and administrative expenses	48,706	55,585	62,259
Major maintenance provision	28,325	23,033	17,180
Construction costs	129,957	98,199	78,863
Depreciation and amortization	20,058	21,487	22,150
Solidarity fee	35,392	59,077	96,652
Total operating costs	262,438	257,381	277,104
Income from operations	26,664	85,484	83,393
Operating margin(1)	9.2%	24.9%	23.1%

	For the Year Ended December 31,
	2021	2022	2023

	(in thousands of pesos, except percentages)
Regional Destinations
Chihuahua:
Revenues:
Aeronautical services	419,027	546,445	651,442
Non-aeronautical services	48,531	56,994	66,514
Construction services	63,456	108,683	153,019
Total revenues	531,014	712,122	870,975
Operating costs:
Costs and administrative expenses	75,507	89,866	106,934
Major maintenance provision	101,967	35,517	46,118
Construction costs	63,456	108,683	153,019
Depreciation and amortization	26,384	26,643	30,434
Solidarity fee	184,429	240,789	322,117
Total operating costs	451,743	501,498	658,622
Income from operations	79,271	210,624	212,353
Operating margin(1)	14.9%	29.6%	24.4%

Culiacán:
Revenues:
Aeronautical services	573,506	754,160	877,897
Non-aeronautical services	57,560	67,591	74,315
Construction services	91,262	127,960	431,568
Total revenues	722,328	949,711	1,383,780
Operating costs:
Costs and administrative expenses	89,764	103,844	127,307
Major maintenance provision	24,023	33,667	22,103
Construction costs	91,262	127,960	431,568
Depreciation and amortization	22,442	24,174	26,344
Solidarity fee	385,657	375,253	494,760
Total operating costs	613,148	664,898	1,102,082
Income from operations	109,180	284,813	281,698
Operating margin(1)	15.1%	30.0%	20.4%

Durango:
Revenues:
Aeronautical services	155,408	178,142	194,373
Non-aeronautical services	14,536	13,485	13,853
Construction services	35,600	91,796	132,316
Total revenues	205,544	283,423	340,542
Operating costs:
Costs and administrative expenses	40,521	43,653	51,403
Major maintenance provision	28,509	38,244	9,122
Construction costs	35,600	91,796	132,316
Depreciation and amortization	10,082	10,182	12,048
Solidarity fee	59,662	35,319	74,066
Total operating costs	174,374	219,194	278,955
Income from operations	31,170	64,229	61,587
Operating margin(1)	15.2%	22.7%	18.1%

	For the Year Ended December 31,
	2021	2022	2023

	(in thousands of pesos, except percentages)
San Luis Potosí:
Revenues:
Aeronautical services	192,712	246,795	296,570
Non-aeronautical services	38,345	41,349	39,762
Construction services	67,399	55,608	116,144
Total revenues	298,456	343,752	452,476
Operating costs:
Costs and administrative expenses	50,903	53,549	61,223
Major maintenance provision	47,441	47,992	20,866
Construction costs	67,399	55,608	116,144
Depreciation and amortization	24,150	26,006	28,799
Solidarity fee	73,275	60,727	125,965
Total operating costs	263,168	243,882	352,997
Income from operations	35,288	99,870	99,479
Operating margin(1)	11.8%	29.1%	22.0%

Tampico:
Revenues:
Aeronautical services	133,178	177,992	206,586
Non-aeronautical services	20,054	20,297	25,573
Construction services	130,162	78,079	81,292
Total revenues	283,394	276,368	313,451
Operating costs:
Costs and administrative expenses	53,404	61,222	71,038
Major maintenance provision	27,779	24,463	27,679
Construction costs	130,162	78,079	81,295
Depreciation and amortization	12,083	17,619	20,084
Solidarity fee	38,191	25,774	44,688
Total operating costs	261,619	207,157	244,784
Income from operations	21,775	69,211	68,667
Operating margin(1)	7.7%	25.0%	21.9%

Torreón:
Revenues:
Aeronautical services	175,268	231,357	288,548
Non-aeronautical services	24,450	25,193	27,073
Construction services	28,802	55,155	71,347
Total revenues	228,520	311,705	386,968
Operating costs:
Costs and administrative expenses	40,934	51,652	62,317
Major maintenance provision	58,531	50,527	30,912
Construction costs	28,802	55,155	71,347
Depreciation and amortization	10,811	11,334	12,125
Solidarity fee	56,525	53,556	116,952
Total operating costs	195,603	222,224	293,653
Income from operations	32,917	89,481	93,315
Operating margin(1)	14.4%	28.7%	24.1%

Zacatecas:
Revenues:
Aeronautical services	132,427	164,052	175,109
Non-aeronautical services	14,996	13,616	13,353
Construction services	18,318	65,542	44,982
Total revenues	165,741	243,210	233,444
Operating costs:
Costs and administrative expenses	42,259	47,795	50,576
Major maintenance provision	14,371	10,537	18,332
Construction costs	18,318	65,542	44,982
Depreciation and amortization	8,419	9,405	10,310
Solidarity fee	61,236	47,790	53,563
Total operating costs	144,603	181,069	177,763
Income from operations	21,138	62,141	55,681
Operating margin(1)	12.8%	25.6%	23.9%

	For the Year Ended December 31,
	2021	2022	2023

	(in thousands of pesos, except percentages)
Border Destinations
Ciudad Juárez:
Revenues:
Aeronautical services	403,208	568,204	719,269
Non-aeronautical services	36,148	39,276	53,050
Construction services	165,532	258,922	459,571
Total revenues	604,888	866,402	1,231,890
Operating costs:
Costs and administrative expenses	58,913	94,156	106,572
Major maintenance provision	45,800	48,727	31,627
Construction costs	165,532	258,922	459,571
Depreciation and amortization	15,201	18,108	19,808
Solidarity fee	245,331	234,148	385,878
Total operating costs	530,777	654,061	1,003,456
Income from operations	74,111	212,341	228,434
Operating margin(1)	12.3%	24.5%	18.5%

Reynosa:
Revenues:
Aeronautical services	119,950	149,878	175,723
Non-aeronautical services	12,133	10,796	13,111
Construction services	74,664	77,372	24,423
Total revenues	206,747	238,046	213,257
Operating costs:
Costs and administrative expenses	39,154	47,336	52,849
Major maintenance provision	16,883	17,773	27,743
Construction costs	74,664	77,372	24,423
Depreciation and amortization	20,472	24,422	26,486
Solidarity fee	31,355	15,477	25,904
Total operating costs	182,528	182,380	157,405
Income from operations	24,219	55,666	55,852
Operating margin(1)	11.7%	23.4%	26.2%
(1)	We determine operating margin per airport by dividing income from operations at each airport by total revenues for that airport.

	For the Year Ended December 31,
	2021	2022	2023

	(in thousands of pesos, except percentages)
Hotels
Terminal 2 NH Collection Hotel:
Revenues:
Non-aeronautical services	171,005	238,845	277,536
Equity method (1)	2,175	341	77
Total revenues	173,180	239,186	277,613
Operating costs:
Costs and administrative expenses	95,418	126,654	148,960
Depreciation and amortization	42,054	45,647	51,532
Total operating costs	137,472	172,301	200,492
(Loss) income from operations	35,708	66,885	77,121
Operating margin	20.6%	28.0%	27.8%

Hilton Garden Inn Hotel:
Revenues:
Non-aeronautical services	52,483	94,067	115,248
Equity method (1)	417	87	(21)
Total revenues	52,900	94,154	115,227
Operating costs:
Costs and administrative expenses	35,574	57,743	68,619
Depreciation and amortization	11,537	11,758	11,799
Total operating costs	47,111	69,501	80,418
(Loss) income from operations	5,789	24,653	34,809
Operating margin	10.9%	26.2%	30.2%
(1)	Equity method revenue is eliminated in full on consolidation.

	For the Year Ended December 31,
	2021	2022	2023

	(in thousands of pesos, except percentages)
Industrial Park
OMA-Vynmsa Aero Industrial Park:
Revenues:
Non-aeronautical services	68,294	81,863	91,996
Total revenues	68,294	81,863	91,996
Operating costs:
Costs and administrative expenses	8,023	9,560	11,749
Depreciation and amortization	29,049	30,695	41,346
Total operating costs	37,072	40,255	53,095
Income from operations	31,222	41,608	38,901
Operating margin	45.7%	50.8%	42.3%

Summary Historical Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated:

	Year Ended December 31,
	2021	2022		2023
	Amount	Amount	% Change	Amount	% Change

	(in thousands of pesos, except percentages)
Revenues:
Aeronautical services	5,277,728	7,055,543	33.7%	8,931,657	26.6%
Non-aeronautical services	1,653,379	2,229,802	34.9%	2,627,423	17.8%
Construction services	1,788,903	2,649,423	48.1%	2,898,000	9.4%
Total revenues	8,720,010	11,934,768	36.9%	14,457,080	21.1%
Operating costs and expenses:
Cost of services	782,107	923,638	18.1%	1,058,956	14.7%
Major maintenance provision	512,653	472,077	(7.9)%	348,397	(26.2)%
Construction costs	1,788,903	2,649,423	48.1%	2,898,000	9.4%
Administrative expenses	586,542	667,600	13.8%	661,447	(0.9)%
Concession taxes	319,906	428,717	34.0%	544,657	27.0%
Technical assistance fees	133,558	177,667	33.0%	237,896	33.9%
Depreciation and amortization	487,230	551,200	13.1%	641,343	16.4%
Other income	(1,278)	(40)	(96.9)%	(525)	1,212.5%
Total operating costs and expenses	4,609,621	5,870,282	27.3%	6,390,171	8.9%
Income from operations	4,110,389	6,064,486	47.5%	8,066,909	33.0%
Interest expense, net	(387,197)	(762,790)	97.0%	(971,530)	27.4%
Exchange loss, net	112,617	(8,871)	(107.9)%	(35,511)	300.3%
Income before income taxes	3,835,809	5,292,825	38.0%	7,059,868	33.4%
Income taxes	972,179	1,375,520	41.5%	2,039,442	48.3%
Consolidated net income	2,863,630	3,917,305	36.8%	5,020,426	28.2%

Other operating data:
Operating margin(1)	32.1%	47.1%	N/A	55.8%	N/A
Net margin(2)	20.5%	32.8%	N/A	34.7%	N/A
(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Consolidated net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year Ended December 31, 2023, Compared to the Year Ended December 31, 2022.

Consolidated Revenues

Total revenues for 2023 were Ps.14,457,080 thousand, 21.1% higher than the Ps.11,934,768 thousand recorded in 2022, primarily as a result of an increase in aeronautical and non-aeronautical revenues. The sum of aeronautical and non-aeronautical revenues in 2023 increased by 24.5% as compared to 2022.

Aeronautical revenues increased by 26.6% to Ps.8,931,657 thousand in 2023, as compared to Ps.7,055,543 thousand in 2022 due primarily to a 28.4% increase in domestic passenger charges and a 22.6% increase in international passenger charges as compared to 2022. Aeronautical revenues per workload unit in 2023 were Ps.317.1 compared to Ps.287.2 in 2022, representing a 10.4% increase.

Non-aeronautical revenues increased by 17.8% from Ps.2,229,802 thousand in 2022 to Ps.2,627,423 in 2023, due primarily to an increase in revenue generation of our commercial activities and the expansion of the diversification activities. Non-aeronautical revenues per terminal passenger increased by 1.9%, from Ps.96.0 in 2022 to Ps.97.9 in 2023, due primarily to a larger increase in non-aeronautical revenues, compared to the increase in terminal passengers.

Revenues from construction services in 2023 were Ps.2,898,000 thousand, an increase of 9.4% from Ps.2,649,423 thousand recognized in 2022, primarily as a result of the improvements in concessioned assets, principally in the Monterrey, Ciudad Juárez, Culiacán and Chihuahua airports.

Our revenues are highly dependent on the volume of passenger traffic. The effects of the COVID-19 pandemic resulted in a significant reduction in passenger traffic during 2020 as a result of the actions taken by the Mexican, U.S. and other governments and from the broader reduction in demand for air travel caused by the COVID-19 pandemic. Even though we experienced a complete recovery in passenger traffic during 2021, 2022 and 2023, and we have taken action to recover passenger confidence, along with measures taken to preserve liquidity, the adverse effects of COVID-19 or any other similar outbreak on our operations remain uncertain and a possible relapse in air travel demand as a result thereof could have a material adverse effect on the Company’s business, operating results, financial condition and liquidity. For more information, see “Risk Factors—Risks Related to Our Operations— The outbreak of COVID-19 has had, and any similar outbreaks could have, a negative impact on the global economy and on our business, operations and results. ”

Revenues by Segment

On an airport-by-airport basis, the principal contributors to total revenues in 2023 were the Monterrey airport (Ps.6,213,633 thousand), the Culiacán airport (Ps.1,383,779 thousand), the Ciudad Juárez airport (Ps.1,231,890 thousand), the Chihuahua airport (Ps.870,976 thousand) and the Mazatlán airport (Ps.777,181 thousand). Based on contribution to aeronautical and non-aeronautical revenues in 2023, the main contributors were the Monterrey airport (Ps.5,087,951 thousand), the Culiacán airport (Ps.952,211 thousand), the Ciudad Juárez airport (Ps.772,319 thousand), the Chihuahua airport (Ps.717,957 thousand) and the Mazatlán airport (Ps.662,946 thousand). Historically, Monterrey, Culiacán and Chihuahua have been our three principal contributors to aeronautical and non-aeronautical revenues, and we expect this trend to continue in the future.

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 35.4% from Ps.3,142,454 thousand in 2022 to Ps.4,254,275 thousand in 2023, due primarily to a 37.1% increase in domestic passenger charges, as a result of a 20.2% increase in domestic passenger traffic. Non-aeronautical revenues increased by 19.1% from Ps.699,778 thousand in 2022 to Ps.833,676 thousand in 2023, due primarily to a 43.3% increase in food and beverage and a 26.1% increase in revenue from car rental operations. The sum of aeronautical and non-aeronautical revenues increased by 32.4% from Ps.3,842,232 thousand in 2022 to Ps.5,087,951 thousand in 2023. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 10.3% from Ps.327.8 in 2022 to Ps.361.4 in 2023, principally due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

Tourist Destinations

At the Acapulco airport, aeronautical revenues increased by 18.5% from Ps.275,301 thousand in 2022 to Ps.326,157 thousand in 2023, due primarily to a 25.6% increase in domestic passenger charges, as a result of an 8.3% increase in domestic passenger traffic and an 18.5% increase in the tariff for domestic passenger charges, which was offset by a 10% discount on the tariff that was implemented on November 1, 2023. Non-aeronautical revenues decreased by 0.7% from Ps.38,444 thousand in 2022 to Ps.38,184 thousand in 2023, due primarily to a 13.2% decrease in revenues from generated by complementary services activities. The sum of aeronautical and non-aeronautical revenues increased by 16.1% from Ps.313,745 thousand in 2022 to Ps.364,341 thousand in 2023. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 9.1% from Ps.373.6 in 2022 to Ps.407.5 in 2023, principally due to a higher increase in aeronautical revenues, compared to the increase in passenger traffic.

At the Mazatlán airport, aeronautical revenues increased by 26.1% from Ps.472,741 thousand in 2022 to Ps.596,145 thousand in 2023, due primarily to a 31.0% increase in domestic passenger charges, as a result of an 11.9% increase in domestic passenger traffic and an 18.5% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 15.6% from Ps.57,766 thousand in 2022 to Ps.66,801 thousand in 2023, due primarily to a 27.7% increase in revenues from food and beverage operations and a 10.8% increase in revenues from car rental operators. The sum of aeronautical and non-aeronautical revenues increased by 25.0% from Ps.530,507 thousand in 2022 to Ps.662,946 thousand in 2023. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 11.7% from Ps.360.4 in 2022 to Ps.402.5 in 2023, due to a higher increase in aeronautical revenues, compared to the increase in passenger traffic.

At the Zihuatanejo airport, aeronautical revenues increased by 15.7% from Ps.219,411 thousand in 2022 to Ps.253,766 thousand in 2023, due primarily to a 21.5% increase in domestic passenger charges, as a result of an 11.9% increase in domestic passenger traffic and an 18.5% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 10.3% from Ps.25,255 thousand in 2022 to Ps.219,411 thousand in 2023, due primarily to a 55.9% increase in revenues from food and beverage, and a 11.3% increase in revenues from car rental operators. The sum of aeronautical and non-aeronautical revenues increased by 15.1% from Ps.244,666 thousand in 2022 to Ps.281,634 thousand in 2023. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.4% from Ps.410.0 in 2022 to Ps.428.3 in 2023, principally due to a higher increase in aeronautical revenues, compared to the increase in passenger traffic.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 19.2% from Ps.546,445 thousand in 2022 to Ps.651,442 thousand in 2023, due primarily to a 22.4% increase in domestic passenger charges, as a result of an 11.1% increase in domestic passenger traffic and an 18.5% increase in the tariff for domestic passenger charges, which was offset by a 10% discount on the tariff that was implemented on November 1, 2023. Non-aeronautical revenues increased by 16.7% from Ps.56,994 thousand in 2022 to Ps.66,514 thousand in 2023, due primarily to a 51.9% increase in revenues from food and beverage, and a 14.9% increase in revenues from car rental operators. The sum of aeronautical and non-aeronautical revenues increased by 19.0% from Ps.603,439 thousand in 2022 to Ps.717,956 thousand in 2023. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 7.6% from Ps.331.4 in 2022 to Ps.356.6 in 2023, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Culiacán airport, aeronautical revenues increased by 16.4% from Ps.754,160 thousand in 2022 to Ps.887,897 thousand in 2023, as a result of a 7.7% increase in domestic passenger traffic and an 18.5% increase in the tariff for domestic passenger charges, which was offset by a 10% discount on the tariff that was implemented on November 1, 2023. Non-aeronautical revenues increased by 9.9% from Ps.67,591 thousand in 2022 to Ps.74,315 thousand in 2021, due primarily to an 18.9% increase in revenues from retail operations, an 8.4% increase in revenue from advertising, and a 4.6% increase in revenues from food and beverage. The sum of aeronautical and non-aeronautical revenues increased by 15.9% from Ps.821,751 thousand in 2022 to Ps.952,212 thousand in 2023. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 7.9% from Ps.329.9 in 2022 to Ps.355.8 in 2023, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Durango airport, aeronautical revenues increased by 9.1% from Ps.178,142 thousand in 2022 to Ps.194,373 thousand in 2023, due primarily to a 10.8% increase in domestic passenger charges, as a result of a 6.4% increase in domestic passenger traffic and an 18.5% increase in the tariff for domestic passenger charges, which was offset by a 10% discount on the tariff that was implemented on November 1, 2023. Non-aeronautical revenues increased by 2.7% from Ps.13,485 thousand in 2022 to Ps.13,853 thousand in 2023, due primarily to a 43.5% increase in revenues from retail services. The sum of aeronautical and non-aeronautical revenues increased by 8.7% from Ps.191,627 thousand in 2022 to Ps.208,226 thousand in 2023. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 2.8% from Ps.393.0 in 2022 to Ps.404.1 in 2023, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the San Luis Potosí airport, aeronautical revenues increased by 20.2% from Ps.246,795 thousand in 2022 to Ps.296,570 thousand in 2023, due primarily to a 31.9% increase in domestic passenger charges, as a result of a 14.5% increase in domestic passenger traffic and an 18.5% increase in the tariff for domestic passenger charges, which was offset by a 10% discount on the tariff that was implemented on November 1, 2023. Non-aeronautical revenues decreased by 3.8% from Ps.41,349 thousand in 2022 to Ps.39,762 thousand in 2023, due primarily to a 34.2% decrease in revenues from complementary services. The sum of aeronautical and non-aeronautical revenues increased by 16.7% from Ps.288,144 thousand in 2022 to Ps.336,332 thousand in 2023. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 6.9% from Ps.312.8 in 2022 to Ps.334.3 in 2023, due to a higher increase in aeronautical revenues, compared to the increase in passenger traffic.

At the Tampico airport, aeronautical revenues increased by 16.1% from Ps.177,992 thousand in 2022 to Ps.206,586 thousand in 2023, due primarily to a 14.5% increase in domestic passenger charges, as a result of a 12.3% increase in domestic passenger traffic and an 18.5% increase in the tariff for domestic passenger charges, which was offset by a 10% discount on the tariff that was implemented on November 1, 2023. Non-aeronautical revenues increased by 26.0% from Ps.20,297 thousand in 2022 to Ps.25,573 thousand in 2023, due primarily to a 129% increase in revenues from food and beverage, and a 20.2% increase in revenues from car rental operators. The sum of aeronautical and non-aeronautical revenues increased by 17.1% from Ps.198,289 thousand in 2022 to Ps.232,159 thousand in 2023. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.0% from Ps.397.7 in 2022 to Ps.409.5 in 2023, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Torreón airport, aeronautical revenues increased by 24.7% from Ps.231,357 thousand in 2022 to Ps.288,548 thousand in 2023, due primarily to a 27.0% increase in domestic passenger charges, as a result of a 15.3% increase in domestic passenger traffic and an 18.5% increase in the tariff for domestic passenger charges, which was offset by a 10% discount on the tariff that was implemented on November 1, 2023. Non-aeronautical revenues increased by 7.5% from Ps.25,193 thousand in 2022 to Ps.27,073 thousand in 2023, due primarily to a 6.2% increase in revenues from car rental operators, a 21.9% increase in revenues from food and beverage and a 15.0% increase in revenues from retail operations. The sum of aeronautical and non-aeronautical revenues increased by 23.0% from Ps.256,550 thousand in 2022 to Ps.315,621 thousand in 2023. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 6.5% from Ps.375.8 in 2021 to Ps.400.1 in 2023, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Zacatecas airport, aeronautical revenues increased by 6.7% from Ps.164,052 thousand in 2022 to Ps.175,109 thousand in 2023, due primarily to a 20.2% increase in international passenger charges, as a result of an 18.1% increase in international passenger traffic. Non-aeronautical revenues decreased by 1.9% from Ps.13,616 thousand in 2022 to Ps.13,353 thousand in 2023, due primarily to a 43.4% decrease in revenues from complementary services. The sum of aeronautical and non-aeronautical revenues increased by 20.5% from Ps.147,423 thousand in 2021 to Ps.177,668 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit at the Zacatecas airport increased by 3.8% from Ps.408.9 in 2022 to Ps.424.5 in 2023, due to a higher increase in aeronautical revenues, compared to the increase in passenger traffic.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 26.6% from Ps.568,204 thousand in 2022 to Ps.719,269 thousand in 2023, due primarily to a 27.3% increase in domestic passenger charges, as a result of a 13.4% increase in domestic passenger traffic and an 18.5% increase in the tariff for domestic passenger charges, which was offset by a 10% discount on the tariff that was implemented on November 1, 2023. Non-aeronautical revenues increased by 35.1% from Ps.39,276 thousand in 2022 to Ps.53,050 thousand in 2023, due primarily to a 44.6% increase in revenues from food and beverage and a 40.4% increase in revenues from car rental operators. The sum of aeronautical and non-aeronautical revenues increased by 27.1% from Ps.607,480 thousand in 2022 to Ps.772,319 thousand in 2023. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 13.1% from Ps.293.1 in 2022 to Ps.331.5 in 2023, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Reynosa airport, aeronautical revenues increased by 17.2% from Ps.149,878 thousand in 2022 to Ps.175,723 thousand in 2023, due primarily to a 19.8% increase in domestic passenger charges, as a result of a 4.9% increase in domestic passenger traffic and an 18.5% increase in the tariff for domestic passenger charges, which was offset by a 10% discount on the tariff that was implemented on November 1, 2023. Non-aeronautical revenues increased by 21.4% from Ps.10,796 thousand in 2022 to Ps.13,111 thousand in 2023, due primarily to a 13.7% increase in revenue from car rental operators and a 21.9% increase in revenue from food and beverage. The sum of aeronautical and non-aeronautical revenues increased by 17.5% from Ps.160,674 thousand in 2022 to Ps.188,834 thousand in 2023. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 12.9% from Ps.305.3 in 2022 to Ps.344.3 in 2023, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

Hotels

At our Terminal 2 NH Collection Hotel, total revenues increased by 16.2% from Ps.238,845 thousand in 2022 to Ps.277,536 thousand in 2023, due primarily to an increase in the annual average occupancy rate from 77.9% in 2022 to 86.0% in 2023 and a 1.8% increase in the average rates per room in 2023. The revenues of the Terminal 2 NH Collection Hotel are mainly dependent on passenger traffic traveling to and from the Mexico City International Airport.

At our Hilton Garden Inn Hotel at the Monterrey airport, total revenues increased by 22.5% from Ps.94,067 thousand in 2022 to Ps.115,248 thousand in 2023, due primarily to an increase in the annual average occupancy rate from 71.8% in 2022 to 72.8% in 2023 and a 20.3% increase in the average rates per room in 2023. The revenues of the Hilton Garden Inn Hotel are dependent on passenger traffic traveling to and from the Monterrey international airport.

Industrial Park

At our OMA-VYNMSA Aero Industrial Park, total revenues increased by 12.4% from Ps.81,863 thousand in 2022 to Ps.91,996 thousand in 2023, due primarily to an increase in the number of leased commercial warehouses.

Operating Results

Cost of Services

Our cost of services increased by 14.7% from Ps.923,638 thousand in 2022 to Ps.1,058,956 thousand in 2023, mainly as a result of a 25.8% increase in maintenance and a 13.2% increase in wages and salaries. Additionally, our cost of hotel services increased 32.4% as a result of an increase in operations in both hotels during 2023. As a percentage of the sum of aeronautical and non-aeronautical revenues, cost of services increased from 15.7% in 2022 to 16.6% in 2023.

Major maintenance provision

Our major maintenance provision decreased from Ps.472,077 thousand in 2022 to Ps.348,397 thousand in 2023, due primarily to inflationary updates applied to expected major maintenance works based on the Mexican producer price index (excluding oil).

Administrative Expenses

Our administrative expenses decreased by 0.9% from Ps.667,600 thousand in 2022 to Ps.661,447 thousand in 2023, due primarily to a decrease in payroll expenses as a result of non-recurrent provisions registered in 2022 related to changes to Mexican labor regulations in Mexico during 2021.

Technical Assistance Fee

Our technical assistance fee, which is paid in U.S. dollars, increased by 33.9% from Ps.177,667 thousand in 2022 to Ps.237,896 thousand in 2023, as a result of an increase in EBITDA, which is the base for its calculation.

Concession Tax

Our concession tax increased by 27.0% from 428,717 thousand in 2022 to Ps.544,657 thousand in 2023, as a result of the increase in aeronautical and non-aeronautical revenues.

Depreciation and Amortization

Our depreciation and amortization increased 16.4% from Ps.551,200 thousand in 2022 to Ps.641,343 thousand in 2023, due primarily to an increase in the investment to improve our concessioned assets during 2023.

Income from Operations

On a consolidated basis, our operating income increased by 33.0% from Ps.6,064,486 thousand in 2022 to Ps.8,066,909 thousand in 2023, due primarily to a 21.1% increase in total revenue. Our operating margin increased from 47.1% in 2022 to 55.8% in 2023, and considering only the sum of our aeronautical and non-aeronautical revenues, our operating margin increased from 65.3% in 2022 to 69.8% in 2023.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “Item 5. Operating and Financial Review and Prospects—Operating Results—Solidarity Fees.” In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2023 were the Monterrey airport (Ps.1,503,933 thousand), the Culiacán airport (Ps.281,698 thousand), the Ciudad Juárez airport (Ps.228,434 thousand), the Chihuahua airport (Ps.212,353 thousand), the Mazatlán airport (Ps.196,083 thousand), and the Acapulco airport (Ps.107,762 thousand).

Metropolitan Destination

Operating income for the Monterrey airport increased by 12.4% from Ps.1,337,765 thousand in 2022 to Ps.1,503,933 thousand in 2023, due primarily to an increase of 32.4% in aeronautical and non-aeronautical revenues, which was partially offset by a 20.2% increase in operating costs. This increase was mainly driven by the increase in solidarity fees from Ps.1,752,031 thousand in 2022 to Ps.2,698,313 thousand, as a result of an update in the fees’ calculation method.

Tourist Destinations

Operating income for the Acapulco airport increased by 1.1% from Ps.106,615 thousand in 2022 to Ps.107,762 thousand in 2023, due primarily to an increase of 16.1% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 13.2% in operating costs. This increase was mainly driven by the increase in solidarity fees from Ps.52,424 thousand in 2022 to Ps.92,751 thousand, as a result of an update in the fees’ calculation method.

Operating income for the Mazatlán airport increased by 7.4% from Ps.182,543 thousand in 2022 to Ps.196,083 thousand in 2023, due primarily to an increase of 25.0% in aeronautical and non-aeronautical revenues, which was offset by an increase of 18.5% in operating costs. This increase was mainly driven by the increase in solidarity fees from Ps.198,585 thousand in 2022 to Ps.317,235 thousand, as a result of an update in the fees’ calculation method.

Operating income for the Zihuatanejo airport decreased by 2.4% from Ps.85,484 thousand in 2022 to Ps.83,393 thousand in 2023, due primarily to an increase of 15.1% in aeronautical and non-aeronautical revenues and an increase of 7.7% in operating costs. This increase was mainly driven by the increase in solidarity fees from Ps.59,077 thousand in 2022 to Ps.96,652 thousand, as a result of an update in the fees’ calculation method.

Regional Destinations

Operating income for the Chihuahua airport increased by 0.8% from Ps.210,624 thousand in 2022 to Ps.212,353 thousand in 2023, due primarily to an increase of 19.0% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 31.3% in operating costs, mainly due to the increase in solidarity fees from Ps.240,789 thousand in 2022 to Ps.322,117 thousand in 2023, as a result of an update in the fees’ calculation method.

Operating income for the Culiacán airport decreased by 1.1% from Ps.284,813 thousand in 2022 to Ps.281,698 thousand in 2023, due primarily to an increase of 15.9% in aeronautical and non-aeronautical revenues, which was offset by an increase of 65.8% in operating costs mainly due to the increase in solidarity fees from Ps.375,253 thousand in 2022 to Ps.494,760 thousand in 2023, as a result of an update in the fees’ calculation method.

Operating income for the Durango airport decreased by 4.1% from Ps.64,229 thousand in 2022 to Ps.61,587 thousand in 2023, due primarily to an increase of 8.7% in aeronautical and non-aeronautical revenues, which was offset by an increase of 27.3% in operating costs, which was mainly due to the increase in solidarity fees from Ps.35,319 thousand in 2022 to Ps.74,066 thousand in 2023, as a result of an update in the fees’ calculation method.

Operating income for the San Luis Potosí airport decreased by 0.4% from Ps.99,870 thousand in 2022 to Ps.99,479 thousand in 2023, due primarily to an increase of 16.7% in aeronautical and non-aeronautical revenues, which was offset by an increase of 44.7% in operating costs, which was mainly driven by the increase in solidarity fees from Ps.60,727 thousand in 2022 to Ps.125,965 thousand in 2023, as a result of an update in the fees’ calculation method.

Operating income for the Tampico airport decreased by 0.8% from Ps.69,211 thousand in 2022 to Ps.68,667 thousand in 2023, due primarily to an increase of 17.7% in aeronautical and non-aeronautical revenues, and an increase of 18.2% in operating costs, mainly driven by the increase in solidarity fees from Ps.25,774 thousand in 2022 to Ps.44,688 thousand in 2023, as a result of an update in the fees’ calculation method.

Operating income for the Torreón airport increased by 4.3% from Ps.89,481 thousand in 2022 to Ps.93,315 thousand in 2023, due primarily to an increase of 23.0% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 32.1% in operating costs mainly driven by the increase in solidarity fees from Ps.53,556 thousand in 2022 to Ps.116,952 thousand in 2023, as a result of an update in the fees’ calculation method.

Operating income for the Zacatecas airport decreased by 6.1% from Ps.62,141 thousand in 2022 to Ps.55,563 thousand in 2023, due primarily to an increase of 6.1% in aeronautical and non-aeronautical revenues, which was offset by the increase in major maintenance provision from Ps.10,537 thousand in 2022 to Ps.18,332 thousand in 2023.

Border Destinations

Operating income for the Ciudad Juárez airport increased by 7.6% from Ps.212,341 thousand in 2022 to Ps.228,434 thousand in 2023, due primarily to an increase of 27.1% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 53.4% in operating costs mainly driven by the increase in solidarity fees from Ps.234,148 thousand in 2022 to Ps.385.878 thousand in 2023, principally as a result of an update in the fees’ calculation method.

Operating income for the Reynosa airport increased by 0.3% from Ps.55,666 thousand in 2022 to Ps.55,852 thousand in 2023, due primarily to an increase of 17.5% in aeronautical and non-aeronautical revenues, partially offset by an increase in solidarity fees from Ps.15,477 thousand in 2022 to Ps.25,904 thousand in 2023, principally as a result of an update in the fees’ calculation method.

Hotels

Terminal 2 NH Collection Hotel had an operating income of Ps.66,885 thousand in 2022, compared to an operating income of Ps.77,121 thousand in 2023 due primarily to an increase in revenues.

Hilton Garden Inn Hotel had an operating income of Ps.24,653 thousand in 2022, compared to an operating income of Ps.34,809 thousand in 2023 due primarily to an increase in revenues.

Industrial Park

Operating income for our OMA-VYNMSA Industrial Park decreased from Ps.41,608 thousand in 2022 to Ps.38,901 thousand in 2023 which reflected an increase in depreciation and amortization.

Exchange Gain (Loss)

We had a net exchange loss in 2023 of Ps.35,511 thousand, as compared to a loss of Ps.8,871 thousand in 2022 due primarily to the appreciation of the Mexican peso in relation to the U.S. dollar on our U.S. dollar cash balances in 2023 compared to the depreciation of the Mexican peso in 2022. The exchange rate used to convert our dollar-denominated liabilities from pesos to U.S. dollars was Ps.16.92 to U.S.$1.00 as of December 31, 2023 and Ps.19.50 to U.S.$1.00 as of December 31, 2022. Our cash balance denominated in U.S. dollar was U.S.7,414 thousand on December 31, 2022 and U.S. 11,574 thousand on December 31, 2023.

Net Interest Expense

Our net interest expense increased by 27.4% from Ps.762,790 thousand in 2022 to Ps.971,530 thousand in 2023, as a result of a higher interest expense due to additional debt issued during 2023 and higher reference rates for variable debt.

Income Taxes

We recorded an income tax expense of Ps.2,039,442 thousand in 2023, as compared to Ps.1,375,520 thousand in 2022, due primarily to an increase in revenues that resulted in a higher taxable income.

Our current income tax was Ps.2,167,380 thousand in 2023, as compared to Ps.1,653,920 thousand in 2022, as a result of increased revenues.

Our effective tax rate was 26.0% in 2022 and 28.9% in 2023. The effective tax rates in 2022 and 2023 differed from the statutory rate of 30%, as a result of the permanent differences related primarily to inflationary effects for tax purposes.

Net Income and Comprehensive Income

Our net income increased by 28.2% from Ps.3,917,305 thousand in 2022 to Ps.5,020,426 thousand in 2023. Comprehensive income attributable to the controlling interest increased by 28.2% from Ps.3,915,848 thousand in 2022 to Ps.5,013,352 thousand in 2023. Earnings per share were Ps.12.9784 and earnings per ADS were Ps.103.8272 in 2023.

Results of Operations for the Year Ended December 31, 2022, Compared to the Year Ended December 31, 2021.

Consolidated Revenues

Total revenues for 2022 were Ps.11,934,768 thousand, 36.9% higher than the Ps.8,720,010 thousand recorded in 2021, primarily as a result of an increase in aeronautical and non-aeronautical revenues. The sum of aeronautical and non-aeronautical revenues in 2022 increased by 34.0% as compared to 2021.

Aeronautical revenues increased by 33.7% to Ps.7,055,543 thousand in 2022, as compared to Ps.5,277,728 thousand in 2021 due primarily to a 40.0% increase in domestic passenger charges and a 17.6% increase in international passenger charges as compared to 2021. Aeronautical revenues per workload unit in 2022 were Ps.287.2 compared to Ps.274.1 in 2021, representing a 4.8% increase.

Non-aeronautical revenues increased by 34.9% from Ps.1,653,379 thousand in 2021 to Ps.2,229,802 thousand in 2022, due primarily to an increase in revenue generation of our commercial activities and the expansion of the diversification activities. Non-aeronautical revenues per terminal passenger increased by 4.7%, from Ps.91.7 in 2021 to Ps.96.0 in 2022, due primarily to a larger increase in non-aeronautical revenues, compared to the increase in terminal passengers.

Revenues from construction services in 2022 were Ps.2,649,423 thousand, an increase of 48.1% from Ps.1,788,903 thousand recognized in 2021, primarily as a result of the improvements in concessioned assets, principally in the Monterrey, Mazatlán, Ciudad Juárez, and Durango airports.

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

Revenues by Segment

On an airport-by-airport basis, the principal contributors to total revenues in 2022 were the Monterrey airport (Ps.5,256,440 thousand), the Culiacán airport (Ps.949,712 thousand), the Ciudad Juárez airport (Ps.866,403 thousand), the Chihuahua airport (Ps.712,121 thousand) and the Mazatlán airport (Ps.672,761 thousand). Based on contribution to aeronautical and non-aeronautical revenues in 2022, the main contributors were the Monterrey airport (Ps.3,842,233 thousand), the Culiacán airport (Ps.821,751 thousand), the Ciudad Juárez airport (Ps.607,481 thousand), the Chihuahua airport (Ps.603,438 thousand) and the Mazatlán airport (Ps.530,507 thousand). Historically, Monterrey, Culiacán and Chihuahua have been our three principal contributors to aeronautical and non-aeronautical revenues, and we expect this trend to continue in the future.

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 32.5% from Ps.2,371,178 thousand in 2021 to Ps.3,142,454 thousand in 2022, due primarily to a 45.0% increase in domestic passenger charges, as a result of a 36.8% increase in domestic passenger traffic and an 11.8% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 26.8% from Ps.551,744 thousand in 2021 to Ps.699,778 thousand in 2022, due primarily to a 27.3% increase in OMA Carga, a 44.4% increase in food and beverage and a 75.2% increase in revenue from retail operations. The sum of aeronautical and non-aeronautical revenues increased by 31.5% from Ps.2,922,922 thousand in 2021 to Ps.3,842,232 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 0.3% from Ps.326.7 in 2021 to Ps.327.8 in 2022, principally due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

Tourist Destinations

At the Acapulco airport, aeronautical revenues increased by 40.0% from Ps.196,631 thousand in 2021 to Ps.275,301 thousand in 2022, due primarily to an 38.5% increase in domestic passenger charges, as a result of a 24.1% increase in domestic passenger traffic and a 14.5% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 15.6% from Ps.33,250 thousand in 2021 to Ps.38,444 thousand in 2022, due primarily to a 38.1% increase in revenues from retail operations, and a 27.1% increase in revenues from car rentals. The sum of aeronautical and non-aeronautical revenues increased by 36.5% from Ps.229,881 thousand in 2021 to Ps.313,745 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 9.3% from Ps.341.7 in 2021 to Ps.373.6 in 2022, principally due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Mazatlán airport, aeronautical revenues increased by 49.1% from Ps.317,004 thousand in 2021 to Ps.472,741 thousand in 2022, due primarily to a 38.1% increase in domestic passenger charges, as a result of a 23.4% increase in domestic passenger traffic and a 14.9% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 24.6% from Ps.46,368 thousand in 2021 to Ps.57,766 thousand in 2022, due primarily to a 75.0% increase in revenues from retail operations, a 50.7% increase in revenues from food and beverage, and a 40.4% increase in revenues from car rentals. The sum of aeronautical and non-aeronautical revenues increased by 46.0% from Ps.363,372 thousand in 2021 to Ps.530,507 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 12.0% from Ps.321.90 in 2021 to Ps.360.42 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Zihuatanejo airport, aeronautical revenues increased by 60.1% from Ps.137,018 thousand in 2021 to Ps.219,411 thousand in 2022, due primarily to a 29.9% increase in domestic passenger charges, as a result of a 19.7% increase in domestic passenger traffic and a 10.5% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 14.1% from Ps.22,127 thousand in 2021 to Ps.25,255 thousand in 2022, due primarily to a 45.3% increase in revenues from food and beverage, and a 22.0% increase in revenues from retail operations. The sum of aeronautical and non-aeronautical revenues increased by 53.7% from Ps.159,145 thousand in 2021 to Ps.244,666 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 12.3% from Ps.365.0 in 2021 to Ps.410.0 in 2022, principally due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 30.4% from Ps.419,027 thousand in 2021 to Ps.546,445 thousand in 2022, due primarily to a 39.1% increase in domestic passenger charges, as a result of a 29.1% increase in domestic passenger traffic and a 9.9% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 17.4% from Ps.48,531 thousand in 2021 to Ps.56,994 thousand in 2022, due primarily to a 56% increase in revenues from car rentals, and a 106.6% increase in revenues from food and beverage. The sum of aeronautical and non-aeronautical revenues increased by 29.1% from Ps.467,558 thousand in 2021 to Ps.603,439 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.1% from Ps.321.5 in 2021 to Ps.331.4 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Culiacán airport, aeronautical revenues increased by 31.5% from Ps.573,506 thousand in 2021 to Ps.754,160 thousand in 2022, due primarily to a 38.1% increase in domestic passenger charges, as a result of a 24.6% increase in domestic passenger traffic and a 14.0% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increase by 17.4% from Ps.57,560 thousand in 2021 to Ps.67,591 thousand in 2022, due primarily to a 52.4% increase in revenues from car rentals, a 32.1% increase in revenue from retail operations, and a 26.2% increase in revenues from food and beverage. The sum of aeronautical and non-aeronautical revenues increased by 30.2% from Ps.631,066 thousand in 2021 to Ps.821,751 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 6.8% from Ps.309.0 in 2021 to Ps.329.9 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Durango airport, aeronautical revenues increased by 14.6% from Ps.155,408 thousand in 2021 to Ps.178,142 thousand in 2022, due primarily to a 18.7% increase in domestic passenger charges, as a result of a 9.0% increase in domestic passenger traffic and a 7.5% increase in the tariff for domestic passenger charges. Non-aeronautical revenues decreased by 7.2% from Ps.14,536 thousand in 2021 to Ps.13,845 thousand in 2022, due primarily to a 39.3% decrease in revenues from communication and services. The sum of aeronautical and non-aeronautical revenues increased by 12.9% from Ps.169,944 thousand in 2021 to Ps.191,627 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.6% from Ps.379.5 in 2021 to Ps.393.0 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the San Luis Potosí airport, aeronautical revenues increased by 28.1% from Ps.192,712 thousand in 2021 to Ps.246,795 thousand in 2022, due primarily to a 21.9% increase in domestic passenger charges, as a result of a 15.9% increase in domestic passenger traffic and a 6.0% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 7.8% from Ps.38,345 thousand in 2021 to Ps.41,349 thousand in 2022, due primarily to an 26.9% increase in revenues from car rentals, a 57.0% increase in revenues from food and beverage and a 44.3% increase in revenues from retail operations. The sum of aeronautical and non-aeronautical revenues increased by 24.7% from Ps.231,057 thousand in 2021 to Ps.288,144 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 7.7% from Ps.290.3 in 2021 to Ps.312.8 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Tampico airport, aeronautical revenues increased by 33.6% from Ps.113,178 thousand in 2021 to Ps.177,992 thousand in 2022, due primarily to a 38.5% increase in domestic passenger charges, as a result of a 24.9% increase in domestic passenger traffic and a 11.0% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 1.2% from Ps.20,054 thousand in 2021 to Ps.20,297 thousand in 2022, due primarily to a 40.7% increase in revenues from car rentals, and a 190.7% increase in revenues from food and beverage. The sum of aeronautical and non-aeronautical revenues increased by 29.4% from Ps.153,232 thousand in 2021 to Ps.198,289 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.9% from Ps.382.8 in 2021 to Ps.397.7 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Torreón airport, aeronautical revenues increased by 32.0% from Ps.175,268 thousand in 2021 to Ps.231,357 thousand in 2022, due primarily to a 39.8% increase in domestic passenger charges, as a result of a 27.6% increase in domestic passenger traffic and a 12.1% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 3.0% from Ps.24,450 thousand in 2021 to Ps.25,193 thousand in 2022, due primarily to a 36.6% increase in revenues from car rentals, a 77.1% increase in revenues from food and beverage and a 41.6% increase in revenues from retail operations. The sum of aeronautical and non-aeronautical revenues increased by 28.5% from Ps.199,718 thousand in 2021 to Ps.256,550 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.6% from Ps.362.9 in 2021 to Ps.375.8 thousand in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Zacatecas airport, aeronautical revenues increased by 23.9% from Ps.132,427 thousand in 2021 to Ps.164,052 thousand in 2022, due primarily to a 22.9% increase in domestic passenger charges, as a result of a 12.6% increase in domestic passenger traffic and a 7.5% increase in the tariff for domestic passenger charges. Non-aeronautical revenues decreased by 9.2% from Ps.14,996 thousand in 2021 to Ps.13,616 thousand in 2022, due primarily to 59.8% decrease in revenues from leases. The sum of aeronautical and non-aeronautical revenues increased by 20.5% from Ps.147,423 thousand in 2021 to Ps.177,668 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit at the Zacatecas airport increased by 4.5% from Ps.391.2 in 2021 to Ps.408.9 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 40.9% from Ps.403,208 thousand in 2021 to Ps.568,204 thousand in 2022, due primarily to a 43.4% increase in domestic passenger charges, as a result of a 34.3% increase in domestic passenger traffic and a 13.9% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 8.7% from Ps.36,148 thousand in 2021 to Ps.39,276 thousand in 2022, due primarily to a 60.1% increase in revenues from car rentals. The sum of aeronautical and non-aeronautical revenues increased by 38.3% from Ps.439,356 thousand in 2021 to Ps.607,480 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.7% from Ps.280.0 in 2021 to Ps.293.1 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Reynosa airport, aeronautical revenues increased by 25.0% from Ps.119,950 thousand in 2021 to Ps.149,878 thousand in 2022, due primarily to a 25.6% increase in domestic passenger charges, as a result of a 22.6% increase in domestic passenger traffic and a 15.0% increase in the tariff for domestic passenger charges. Non-aeronautical revenues decreased by 11.0% from Ps.12,133 thousand in 2021 to Ps.10,796 thousand in 2022, due primarily to an 11.8% decrease in revenue from other services. The sum of aeronautical and non-aeronautical revenues increased by 21.6% from Ps.132,083 thousand in 2021 to Ps.160,674 thousand in 2022. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 0.6% from Ps.303.6 in 2021 to Ps.305.3 in 2022, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

Hotels

At our Terminal 2 NH Collection Hotel, total revenues increased by 39.7% from Ps.171,005 thousand in 2021 to Ps.238,845 thousand in 2022, due primarily to an increase in the annual average occupancy rate from 63.8% in 2021 to 77.9% in 2022 and a 16.9% increase in the average rates per room in 2022. The revenues of the Terminal 2 NH Collection Hotel are mainly dependent on passenger traffic traveling to and from the Mexico City International Airport.

At our Hilton Garden Inn Hotel at the Monterrey airport, total revenues increased by 79.2% from Ps.52,483 thousand in 2021 to Ps.94,067 thousand in 2022, due primarily to an increase in the annual average occupancy rate from 46.1% in 2021 to 71.8% in 2022. The revenues of the Hilton Garden Inn Hotel are dependent on passenger traffic traveling to and from the Monterrey international airport.

Industrial Park

At our OMA-VYNMSA Aero Industrial Park, total revenues increased by 19.9% from Ps.68,294 thousand in 2021 to Ps.81,863 thousand in 2022, due primarily to an increase in the number of leased commercial warehouses.

Operating Results

Cost of Services

Our cost of services increased by 18.1% from Ps.782,107 thousand in 2021 to Ps.923,638 thousand in 2022, mainly as a result of a 22.7% increase in wages and salaries, and a 14.9% increase in utilities. Additionally, our cost of hotel services increased 58.8% as a result of an increase in operations in both hotels during 2022. As a percentage of the sum of aeronautical and non-aeronautical revenues, cost of services decreased from 11.3% in 2021 to 9.9% in 2022.

Major maintenance provision

Our major maintenance provision decreased from Ps.512,653 thousand in 2021 to Ps.472,077 thousand in 2022, due primarily to inflationary updates applied to expected major maintenance works based on the Mexican producer price index (excluding oil).

Administrative Expenses

Our administrative expenses increased by 13.8% from Ps.586,542 thousand in 2021 to Ps.667,600 thousand in 2022, due primarily to an increase in payroll expenses as a result of changes to Mexican labor regulations in Mexico during 2021.

Technical Assistance Fee

Our technical assistance fee, which is paid in U.S. dollars, increased by 33.0% from Ps.133,558 thousand in 2021 to Ps.177,667 thousand in 2022, as a result of an increase in EBITDA, which is the base for its calculation.

Concession Tax

Our concession tax increased by 34.0% from Ps.319,906 thousand in 2021 to Ps.428,717 thousand in 2022, as a result of the increase in aeronautical and non-aeronautical revenues.

Depreciation and Amortization

Our depreciation and amortization increased 13.1% from Ps.487,230 thousand in 2021 to Ps.551,200 thousand in 2022, due primarily to an increase in the investment to improve our concessioned assets during 2021.

Income from Operations

On a consolidated basis, our operating income increased by 47.5% from Ps.4,110,389 thousand in 2021 to Ps.6,064,486 thousand in 2022, due primarily to a 36.9% increase in total revenue. Our operating margin increased from 47.1% in 2021 to 50.8% in 2022, and considering only the sum of our aeronautical and non-aeronautical revenues, our operating margin increased from 59.3% in 2021 to 65.3% in 2022.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “Item 5. Operating and Financial Review and Prospects—Operating Results—Solidarity Fees.” In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2022 were the Monterrey airport (Ps.1,337,766 thousand), the Culiacán airport (Ps.284,812 thousand), the Ciudad Juárez airport (Ps.212,342 thousand), the Chihuahua airport (Ps.210,624 thousand), the Mazatlán airport (Ps.182,543 thousand), and the Acapulco airport (Ps.182,543 thousand).

Metropolitan Destination

Operating income for the Monterrey airport increased by 164.9% from Ps.505,076 thousand in 2021 to Ps.1,337,765 thousand in 2022, due primarily to an increase of 31.5% in aeronautical and non-aeronautical revenues, which was partially offset by a17.8% increase in operating costs. This increase is mainly driven by the increase in administrative costs and expenses from Ps.391,081 thousand in 2021 to Ps.500,689 thousand in 2022, principally as a result of the increase in concession taxes due to higher revenues, and an increase in payroll.

Tourist Destinations

Operating income for the Acapulco airport increased by 157.0% from Ps.41,484 thousand in 2021 to Ps.106,615 thousand in 2022, due primarily to an increase of 36.5% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 22.0% in operating costs, mainly due to the increase in administrative costs and expenses from Ps.72,553 thousand in 2021 to Ps.87,805 thousand in 2022, principally as a result of the increase in payroll from Ps.17,472 in 2021 to Ps.28,744 in 2022.

Operating income for the Mazatlán airport increased by 220.0% from Ps.57,049 thousand in 2021 to Ps.182,543 thousand in 2022, due primarily to an increase of 46.0% in aeronautical and non-aeronautical revenues, which was offset by an increase of 39.3% in operating costs, mainly due to the increase in major maintenance provisions from Ps.21,456 thousand in 2021 to Ps.38,302 thousand in 2022, which was driven by an increase in maintenance works.

Operating income for the Zihuatanejo airport increased by 220.6% from Ps.26,664 thousand in 2021 to Ps.85,484 thousand in 2022, due primarily to an increase of 53.7% in aeronautical and non-aeronautical revenues and a decrease of 1.9% in operating costs, mainly due to the decrease in major maintenance provision from Ps.28,325 thousand in 2021 to Ps.23,033 thousand in 2022, which was driven by a decrease in maintenance requirements.

Regional Destinations

Operating income for the Chihuahua airport increased by 165.7% from Ps.79,271 thousand in 2021 to Ps.210,624 thousand in 2022, due primarily to an increase of 29.1% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 11.0% in operating costs, mainly due to the increase in solidarity fees from Ps.184,429 thousand in 2021 to Ps.240,789 thousand in 2022, which was driven by the increase in aeronautical and non-aeronautical revenues.

Operating income for the Culiacán airport increased by 160.9% from Ps.109,180 thousand in 2021 to Ps.284,813 thousand in 2022, due primarily to an increase of 30.2% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 8.4% in operating costs mainly due to the increase in costs and administrative expenses from Ps.89,764 thousand in 2021 to Ps.103,844 thousand in 2022, principally as a result of the increase in the concession taxes due to higher revenues and an increase in payroll.

Operating income for the Durango airport increased by 106.1% from Ps.31,170 thousand in 2021 to Ps.64,229 thousand in 2022, due primarily to an increase of 12.8% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 25.7% in operating costs, which was mainly driven by the increase in major maintenance provision from Ps.28,509 thousand in 2021 to Ps.38,244 thousand in 2022, which was driven by an increase in maintenance works.

Operating income for the San Luis Potosí airport increased by 183.0% from Ps.35,288 thousand in 2021 to Ps.99,870 thousand in 2022, due primarily to an increase of 24.7% in aeronautical and non-aeronautical revenues, and a decrease of 7.3% in operating costs, which was mainly driven by the decrease in solidarity fees from Ps.73,275 thousand in 2021 to Ps.60,727 thousand in 2022, principally as a result of an update in the fees’ calculation method.

Operating income for the Tampico airport increased by 217.8% from Ps.21,775 thousand in 2021 to Ps.69,211 thousand in 2022, due primarily to an increase of 29.4% in aeronautical and non-aeronautical revenues, and a decrease of 20.8% in operating costs, mainly driven by the decrease in solidarity fees from Ps.38,191 thousand in 2021 to Ps.25,774 thousand in 2022, principally as a result of an update in the fees’ calculation method.

Operating income for the Torreón airport increased by 171.8% from Ps.32,917 thousand in 2021 to Ps.89,481 thousand in 2022, due primarily to an increase of 28.5% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 13.6% in operating costs mainly due to the increase in administrative costs and expenses from Ps.40,934 thousand in 2021 to Ps.51,652 thousand in 2022, which was driven by an increase in payroll from Ps.9,357 in 2021 to Ps.18,616 in 2022.

Operating income for the Zacatecas airport increased by 194.0% from Ps.21,138 thousand in 2021 to Ps.62,141 thousand in 2022, due primarily to an increase of 20.5% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 25.2% in operating costs mainly due to the increase in costs and administrative expenses from Ps.42,259 thousand in 2021 to Ps.47,795 thousand in 2022, principally as a result of an increase in payroll from Ps.11,764 in 2021 to Ps.19,135 in 2022.

Border Destinations

Operating income for the Ciudad Juárez airport increased by 186.5% from Ps.74,111 thousand in 2021 to Ps.212,341 thousand in 2022, due primarily to an increase of 38.3% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 23.2% in operating costs mainly due to the increase in in costs and administrative expenses from Ps.58,913 thousand in 2021 to Ps.94,156 thousand in 2022, which was driven by the increase in concession tax due to an increase in revenues and in payroll from Ps.12,574 to Ps.23,875.

Operating income for the Reynosa airport increased by 129.8% from Ps.24,219 thousand in 2021 to Ps.55,666 thousand in 2022, due primarily to an increase of 21.6% in aeronautical and non-aeronautical revenues, and a decrease of 0.1% in operating costs mainly due to the decrease in solidarity fees from Ps.31,355 thousand in 2021 to Ps.15,477 thousand in 2022, as a result of an update in the fees’ calculation method.

Hotels

Terminal 2 NH Collection Hotel had an operating income of Ps.35,708 thousand in 2021, compared to an operating income of Ps.66,885 thousand in 2022 due primarily to an increase in revenues.

Hilton Garden Inn Hotel had an operating income of Ps.5,789 thousand in 2021, compared to an operating income of Ps.24,653 thousand in 2022 due primarily to an increase in revenues.

Industrial Park

Operating income for our OMA-VYNMSA Industrial Park increased from Ps.31,222 thousand in 2021 to Ps.41,608 thousand in 2022 which reflected an increase in revenues.

Exchange Gain (Loss)

We had a net exchange loss in 2022 of Ps.8,871 thousand, as compared to a gain of Ps.112,617 thousand in 2021 due primarily to the appreciation of the Mexican peso in relation to the U.S. dollar on our U.S. dollar cash balances in 2022 compared to the depreciation of the Mexican peso in 2021. The exchange rate used to convert our dollar-denominated liabilities from pesos to U.S. dollars was Ps.19.50 to U.S.$1.00 as of December 31, 2022 and Ps.20.51 to U.S.$1.00 as of December 31, 2021. Our cash balance denominated in U.S. dollar was U.S.21,666 thousand on December 31, 2021 and U.S. 7,414 thousand on December 31, 2022.

Net Interest Expense

Our net interest expense increased by 97.0% from Ps.387,197 thousand in 2021 to Ps.762,790 thousand in 2022, as a result of a higher interest expense due to additional debt issued during 2022.

Income Taxes

We recorded an income tax expense of Ps.1,375,520 thousand in 2022, as compared to Ps.972,179 thousand in 2021, due primarily to an increase in revenues that resulted in a higher taxable income.

Our current income tax was Ps.1,653,920 thousand in 2022, as compared to Ps.1,217,748 thousand in 2021, as a result of increased revenues.

Our effective tax rate was 25.3% in 2021 and 26.0% in 2022. The effective tax rates in 2021 and 2022 differed from the statutory rate of 30%, as a result of the permanent differences related primarily to inflationary effects for tax purposes.

Net Income and Comprehensive Income

Our net income increased by 36.8% from Ps.2,863,630 thousand in 2021 to Ps.3,917,305 thousand in 2022. Comprehensive income attributable to the controlling interest increased by 36.9% from Ps.2,860,262 thousand in 2021 to Ps.3,915,848 thousand in 2022. Earnings per share were Ps.10.1017 and earnings per ADS were Ps.80.8135 in 2022.

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

In November 2020, we received approval from the Ministry of Infrastructure, Communications and Transportation, through the Mexican Federal Civil Aviation Agency, of the Master Development Program for each of our thirteen airports, corresponding to the 2021-2025 period. Total investments approved amount to Ps.16,352,370 thousand in pesos as of December 31, 2023. As a result, in our opinion, our cash flows from operations are sufficient for our present operating obligations; however, we may, from time to time, have to incur in additional debt to finance our investment expenditures pursuant to our Master Development Program obligations, as well as other strategic investment expenditures. As of the date of this report, we have been able to timely service our debt and other obligations, without having to take advantage of any available payment deferrals, forbearance periods, or other concessions. For a discussion on our Master Development Program obligations, see “Item 4. Information on the Company—Master Development Programs and Capital Expenditures—Revenue Regulation.”

Pursuant to our Master Development Programs, in 2024 through 2027, we anticipate investing Ps.7,610,896 thousand as follows:

Expected Investments Under Master Development Programs by Category for 2024 to 2027

	For the Year Ended December 31,
					Total
	2024	2025	2026	2027	2024 - 2027

Terminal capacity expansions and quality projects	—	1,572,061	370,115	267,998	2,210,174
Runways and aprons	634,772	175,770	—	—	810,542
Machinery and equipment	990,019	173,972	182,669	108,874	1,455,534
Security, Safety and Information Technology Equipment	1,245,968	105,925	—	—	1,351,893
Operational Infrastructure Expansion	688,027	249,245	252,870	—	1,190,142
Projects to meet ICAO directives	67,338	12,345	—	—	79,683
Other	461,718	51,210	—	—	512,928
Total	4,087,842	2,340,528	805,654	376,872	7,610,896

Our committed investments pursuant to our Master Development Programs for 2024 amount to Ps.4,087,842 thousand. Our committed investment for 2024 includes investments for additional capacity and equipment, among others. See “Item 4. Information on the Company—Master Development Programs and Capital Expenditures.”

Cash Flows

Our treasury monitors cash flows on a daily, monthly and annual basis to plan and determine the management, sources and uses of resources, as well as to meet our capital and debt service obligations at all times, and to improve our working capital and capital structure.

As of December 31, 2021, 2022 and 2023, we had Ps.5,987,164 thousand, Ps.3,336,420 thousand and Ps.2,576,256 thousand, respectively, of cash and cash equivalents, of which 7.4%, 4.3% and 0.01% respectively, was denominated in U.S. dollars. We invested these resources in financial instruments in accordance with our investment policy.

In 2023, we generated Ps.6,334,747 thousand in cash flows from operating activities, mainly due to an income before income taxes of Ps.7,059,868 thousand, reduced mainly by Ps.2,405,634 thousand of income taxes paid and Ps.421,522 thousand of major maintenance expenditures. Our cash flow used in investing activities was Ps.2,791,722 thousand, mainly with respect to investments in our concessions, and our cash flow used in financing activities was Ps.4,302,392 thousand, of which Ps.3,738,054 thousand were used for dividend payments, and Ps.2.700,000 thousand for the amortization of bank debt and issued debt, both of which were offset by cash flows received from issued debt amounting to Ps.3,200,000 thousand. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs.

In 2022, we generated Ps.4,985,336 thousand in cash flows from operating activities, mainly due to an income before income taxes of Ps.5,292,825 thousand, reduced mainly by Ps.1,721,967 thousand of income taxes paid, Ps.397,963 thousand of major maintenance expenditures, and Ps.215,713 thousand of advances to contractors. Our cash flow used in investing activities was Ps.2,754,759 thousand, mainly with respect to investments in our concessions, and our cash flow used in financing activities was Ps.4,875,774 thousand, of which Ps.6,615,798 thousand were used for dividend payments, and Ps.2,700,000 thousand for the amortization of bank debt, both of which were offset by cash flows received from issued debt amounting to Ps.4,000,000 thousand and Ps.1,200,000 thousand from short-term borrowings. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs.

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

In December 2022, we obtained short-term loans with (i) Banco Nacional de México, S.A., for a principal amount of Ps.200,000 thousand at a variable rate of 28-day TIIE plus 100 basis points, (ii) with HSBC México, S.A., for a principal amount of Ps.600,000 thousand at a variable rate of 91-day TIIE plus 60 basis points, and (iii) with Banco Santander México, S.A., for a principal amount of Ps.200,000 thousand at a variable rate of 28-day TIIE plus 140 basis points, all of which were prepaid on March 10, 2023. Proceeds were used to capitalize the group’s subsidiaries, for working capital purposes and to increase the company’s liquidity.

As of April 19, 2024, we had unused non-committed, lines of credit available for short-term issuances totaling Ps.1,400,000 thousand.

Long-Term Indebtedness

We, through seven of our airports, maintained lines of credit with Private Export Funding Corporation (backed by Ex-Im Bank) for U.S.$20.4 million, pursuant to agreements dated October 15, 2010 and October 14, 2011, maturing on December 21, 2021. These lines of credit were paid in full on December 21, 2021.

On March 26, 2013, we issued Ps.1,500,000 thousand in 10-year peso-denominated notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered in 2011 (the “2011 Indenture”). Interest payments are made on a semiannual basis at a fixed annual interest rate of 6.47%. On March 14, 2023, the notes issued under the 2011 Indenture were paid in full. The Acapulco, Ciudad Juárez, Culiacán, Chihuahua, Mazatlán, Monterrey, Tampico, Torreón and Zihuatanejo airports acted as guarantors under these notes. The net proceeds from the placement were used to prepay existing debt and to fund committed investments under the Master Development Programs for our 13 airports, as well as for strategic investments.

On June 16, 2014, the Company issued Ps.3,000,000 thousand in seven-year notes (certificados bursátiles) at a fixed rate of 6.85% that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered in 2014 (the “2014 Indenture”). The purpose of the issuance was to fix interest payments and to extend the maturity profile of debt by prepaying the Ps.1,300,000 thousand in floating-rate notes issued under the 2011 Indenture, and to finance the Master Development Programs and strategic investments. The floating-rate notes issued under the 2011 Indenture were paid on July 11, 2014. On April 19, 2021, the notes issued under the 2014 Indenture were paid in full.

On April 16, 2021, the Company issued Ps.1,000,000 thousand in five-year green notes (certificados bursátiles verdes) (the “Green Notes”) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the “2021 Green Variable Rate Notes Indenture”). Interest payments are made every 28 days at a variable annual interest rate of TIIE 28 + 0.75%. The principal amount will be repaid at maturity on April 10, 2026. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance is to finance green investments pursuant to our Master Development Programs for 2021-2025. The current ratings of the notes are Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings.

●	As part of the issuance process of the green notes, in March 2021, the Company created a Green Bond Framework (the “Framework”), in order to meet the commitments therein and finance projects that will deliver environmental benefits to support the Company’s business strategy and vision. Under the Framework, the Company can issue bonds, where proceeds are used to finance eligible green projects, as defined therein. The Framework is in accordance with the International Capital Market Association (“ICMA”) Green Bond Principles (GBP) 2018 and also describes the manner in which a green bond issued by the Company supports and contributes towards meeting the United Nations Sustainable Development Goals.
●	The majority of resources from the green bond are focused on renewable energy and energy efficiency projects, particularly on the implementation of solar power throughout our airports, as well as other projects that reduce energy consumption. In order to assure proper implementation, the Company has established a Green Bond Working Group, that is responsible for the review and selection of projects that will qualify as eligible green projects. This group is chaired by the Chief Executive Officer of the Company and meets on a semi-annual basis. Finally, the Company appointed Sustainalytics to provide an external review on the Framework, which issued its opinion on March 16, 2021. Sustainalytics opined that the Framework is credible and impactful and aligns with the four core components of the ICMA Green Bond Principles (GBP) 2018. For more information about the framework and Sustainalytics’ independent party opinion, visit the Company’s Investor Relations website at http://ir.oma.aero.

On April 16, 2021, the Company issued Ps.2,500,000 thousand in seven-year notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the “2021 Fixed Rate Notes Indenture”). Interest payments are made on a semiannual basis at a fixed annual interest rate of 7.83%. The principal amount will be repaid at maturity on April 7, 2028. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance was to extend the maturity profile of debt by prepaying the Ps.3,000,000 thousand in fixed-rate notes issued under the 2014 Indenture. The notes received ratings of Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the moment of the issuance.

The principal covenants under the 2021 Green Variable Rate Notes Indenture and the 2021 Fixed Rate Notes Indenture (collectively, the “2021 Notes Indentures”) include, among other things, maintaining the Company’s and its guarantors’ legal existence and ongoing operations, ensuring the notes are treated as direct, unsecured obligations with the same priority of payment as other similar obligations, except as legally specified. The Company is prohibited from merging, dividing, dissolving, or liquidating, except in approved mergers where it or a subsidiary survives, or the newly formed entity assumes current obligations. Asset disposals are confined to normal business activities, pre-arranged sales, or those not materially impacting the issuer or guarantors. The Company and its subsidiaries must not incur liens unless permitted or if the notes are equivalently guaranteed. Moreover, dividend distributions are not permissible if an Event of Default has occurred and is continuing.

Events of Default specified in the 2021 Notes Indentures include the Company’s failure to meet interest payments within 3 business days post-due date, bankruptcy declarations, or written admissions of inability to pay debts at maturity by the Company or its guarantors. Also included are disputes over the notes’ validity, dissemination of significantly incorrect financial or legal information without timely correction, adverse changes to concessions, or governmental actions that negatively affect the Company’s airport operations or concessions. Additionally, non-payment or declared default on significant debts exceeding $20 million, unremedied breaches of note-related obligations within 30 days post-notification, and judicial resolutions against the Company or guarantors exceeding $20 million not settled within 30 days, are considered Events of Default under these indentures.

On March 31, 2022, the Company issued Ps.1,700,000 thousand in five-year sustainability-linked notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the “2022 Sustainability-Linked Variable-Rate Notes Indenture”). Interest payments are made every 28 days at a variable annual interest rate of 28-day TIIE plus 14 basis points. The principal amount will be repaid at maturity on March 25, 2027. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance was to partially prepay the Ps.2,700,000 thousand outstanding on our short-term loans. The notes received ratings of Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the moment of the issuance.

On March 31, 2022, the Company issued Ps.2,300,000 thousand in seven-year sustainability-linked notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the “2022 Sustainability-Linked Fixed-Rate Notes Indenture”). Interest payments are made on a semiannual basis at a fixed annual interest rate of 9.35%. The principal amount will be repaid at maturity on March 22, 2029. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance was to partially prepay the Ps.2,700,000 thousand outstanding on our short-term loans, fund our committed investments pursuant to our Master Development Program and for other corporate purposes. The notes received ratings of Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the moment of the issuance. The principal covenants and the events of default under the indenture pursuant to which these notes (and the 2022 Sustainable-Linked Variable Rate Notes Indenture) were issued are substantially similar to those under the 2021 Notes Indentures.

●	As part of the issuance process of the sustainability-linked notes, in March 2022, the Company created a sustainability-linked framework (the “Sustainability-Linked Framework”), which complements the existing Green Financing Framework and is intended to demonstrate our commitment to sustainability by linking our sustainability performance to our corporate and financial strategy. The Framework is aligned with the ICMA Sustainability-Linked Bond Principles (SLBP) 2020 and also describes the manner in which a sustainability-linked bond issued by the Company supports and contributes towards meeting United Nations Sustainable Development Goals. S&P Global issued a Second Party opinion on the Company’s Sustainability Linked Framework on March 7, 2022. For more information about the framework and S&P Global’s independent party opinion, visit the Company’s Investor Relations website at http://ir.oma.aero.
●	We established as Key Performance Indicator (“KPI”) the Scope 1 and 2 in CO2 equivalent per passenger, which measures the percentage decrease of Kilograms of CO2 equivalent on a per passenger basis (“KgCO2e/PAX”), and established as Sustainability Performance Target (“SPT”) the reduction of total scope 1 and 2 emissions measured as KgCO2e/PAX by 58% by December 31, 2025, as compared to 2018. Compliance of the SPT will be verified by an external verifier, and in the case of non-compliance at the established date, a 25-basis point step-up to the interest rate after the review date will be applied until maturity.
●	In addition, through the Sustainability-Linked Framework, we are committed to obtaining the Airport Carbon Accreditation (“ACA”) Level 2 for the Monterrey, Culiacán, Ciudad Juárez, Chihuahua, and Mazatlán airports by 2025.

On March 10, 2023, the Company issued Ps.640,000 thousand in 3.4-year sustainability-linked notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the “2023 Sustainability-Linked Variable-Rate Notes Indenture”). Interest payments are made every 28 days at a variable annual interest rate of 28-day TIIE plus 22 basis points. The principal amount will be repaid at maturity on July 24, 2026. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance was to partially prepay the Ps.1,200,000 thousand principal amount outstanding under our short-term loans. The notes received ratings of Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the moment of the issuance. The issuance is based on the Sustainability-Linked Framework issued in March 2022, and in the event sustainability objectives are not met by 2025, an additional 0.2% of the principal amount of the notes outstanding will be applied at maturity.

On March 10, 2023, the Company issued Ps.2,560,000 thousand in 7-year sustainability-linked notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the “2023 Sustainability-Linked Fixed-Rate Notes Indenture”). Interest payments are made on a semiannual basis at a fixed annual interest rate of 10.26%. The principal amount will be repaid at maturity on March 1, 2030. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance was to partially prepay the Ps.1,200,000 thousand principal amount outstanding under our short-term loans and for other corporate purposes. The notes received ratings of Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the time of issuance. The issuance is based on the Sustainability-Linked Framework issued in March 2022, and in the event the sustainability objectives are not met, a 25-basis point step-up to the interest rate after such review date will be applied until maturity. The principal covenants and the events of default under the indenture pursuant to which these notes (and the respective 2023 Sustainable-Linked Variable Rate Notes Indenture) were issued are substantially similar to those under the 2021 Notes Indentures.

As of the date of this annual report, we are in compliance with these covenants, and no event of default has occurred or is continuing.

Total Indebtedness

The following table sets forth our total indebtedness at the closing of each of the periods indicated:

As of December 31,	Indebtedness
		(in thousands of pesos)
2021	Ps.	4,996,622
2022	Ps.	8,984,336
2023	Ps.	10,676,708

Derivative Financial Instruments

As of December 31, 2023, we were not party to and did not hold any financial derivative instrument.

Other Restrictions

As of December 31, 2023, restrictions imposed by debt instruments did not have any impact on our ability to fulfill our capital and cash obligations.

Principal Treasury Policies and Procedures

The operation of the treasury department is based on various policies, with which we were in compliance as of December 31, 2023. The most significant policies currently in effect are as follows:

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

The following table details our actual expenditures made during 2021, 2022 and 2023 and their classification in our consolidated financial statements for such periods:

	For the Year Ended December 31,
	2021	2022	2023

	(in thousands of pesos)
Capital expenditures pursuant to master development programs	1,788,903	2,649,423	2,898,000
Other capital expenditures	121,638	237,864	318,794
Total capital expenditures	1,910,541	2,887,287	3,216,794
Expenditures made for major maintenance(1)	203,042	397,963	421,522
Other expenditures pursuant to master development programs	3,595	5,533	5,560
Expenditures pursuant to master development programs and other capital expenditures(2)	2,117,178	3,290,783	3,643,876
(1)	Amounts represent cash outlays for major maintenance, which are provisioned in our major maintenance provision.

(2)

The amounts disclosed in this table refer to increases in our investments in capital assets and represent both actual cash expenditures and capital additions, which are included in our accounts payable as of the end of each period, as the cash required for the capital additions has not yet been expended.

In 2021, 2022 and 2023, we spent Ps.1,910,541 thousand, Ps.2,887,287 thousand and Ps.3,216,794 thousand, respectively, on capital expenditures, principally in connection with works to improve our terminal and operating infrastructure. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our short and long-term liquidity needs.

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

Share Repurchase Program

On July 7, 2020, our shareholders authorized an increase of the share purchase reserve to Ps.1,500 million and the use up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approved the 2020 results. On April 21, 2021, our shareholders authorized the use of an amount of up to Ps.1,500 million for the repurchase of Series B shares until the next annual shareholders’ meeting approved the 2021 results. On April 22, 2022, our shareholders authorized the establishment of the share purchase reserve of Ps.1,500 million and the use of up to such amount for the repurchase of Series B shares until the next annual shareholders’ meeting approved the 2022 results. On April 21, 2023, our shareholders authorized the establishment of the share purchase reserve of Ps.1,500 million and the use of up to such amount for the repurchase of Series B shares until the next annual shareholders’ meeting approves the 2023 results. On April 26, 2024, our shareholders authorized the establishment of a share purchase reserve of Ps.1,500 million, to be used for the repurchase of Series B shares until the next annual shareholders’ meeting approves the 2024 results.

Our share repurchase program started in October 2007. The operation of our share repurchase program generates cash inflow and cash outflow depending on the nature of the transaction (buying or selling). For the year ended December 31, 2021, the share repurchase program resulted in a cash outflow of Ps.474,852 thousand, for the year ended December 31, 2022, the share repurchase program did not generate any cashflow, and for the year ended December 31, 2023 the share repurchase program did not generate any cashflow. On December 31, 2021, 2022 and 2023 the number of repurchased shares in treasury amounted to 3,942,131, 3,942,131 and 3,942,131 respectively.

Critical Accounting Policies and Estimates

See Note 4 and Note 5 to our consolidated financial statements for a description of our material accounting policies and estimates.

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

At the shareholders’ meeting held on April 21, 2021, our shareholders approved the Annual Report for 2020 prepared by the Chief Executive Officer; the Reports of the Presidents of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee; the reelection of the members of the Board of Directors and its Committees; the application of results of the Company, as well as Ps.1,500 million for the share repurchase reserve and the use of up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approved the 2021 results.

At the shareholders’ meeting held on April 22, 2022, our shareholders approved the Annual Report for 2021 prepared by the Chief Executive Officer; the Reports of the Presidents of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee; the reelection of the members of the Board of Directors and its Committees; the application of results of the Company, as well as Ps.1,500 million for the share repurchase reserve and the use of up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approved the 2022 results.

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

At the shareholders’ meeting held on February 13, 2023, our shareholders approved the payment of a dividend in favor of the Company´s shareholders against the balance of the Company´s following Tax Profit Account.

At the shareholders’ meeting held on April 21, 2023, our shareholders approved the Annual Report for 2022 prepared by the Chief Executive Officer; the Reports of the Presidents of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee; the reelection of the members of the Board of Directors and its Committees, as well as the appointment of Alejandro Ortega Aguayo as Chairman of the Audit Committee in lieu of Martin Werner Wainfeld; the application of results of the Company, as well as Ps.1,500 million for the share repurchase reserve and the use of up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approves the 2023 results.

At the shareholders’ meeting held on April 26, 2024, our shareholders approved and/or were notified of (i) the resignation submitted by Eric Delobel, Ricardo Maldonado Yáñez and Alejandro Ortega Aguayo as members of the Board of Directors, (ii) the appointment of Guillaume Dubois, Katia Eschenbach and Katya Somohano Silva as members of the Board of Directors appointed by the Series “B” shareholders, the reelection of the rest of the members of the Board of Directors and its Committees, (iii) payment of a cash dividend of Ps.4,250 million, (iv) the Annual Report for 2023 prepared by the Chief Executive Officer, (v) the Reports of the Presidents of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee; and (vi) the application of results of the Company, as well as Ps.1,500 million for the share repurchase reserve and the use of up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approves the 2024 results.

The following table lists the members of the Board of Directors effective on April 29, 2024, along with their titles, dates of appointment and ages:

Name	Nationality	Title	Director Since	Age
Nicolas Notebaert*	French	Chairman and Director	November 30, 2022	54
Rémi Maumon de Longevialle*	French	Director	November 30, 2022	39
Olivier Mathieu*	French	Director	November 30, 2022	50
Pierre-Hugues Schmit	French	Director	November 30, 2022	46
Guillaume Dubois	French	Director	October 18, 2023	48
Emmanuelle Huon	French	Director	November 30, 2022	43
Katia Eschenbach	Mexican and German	Independent Director	October 26, 2023	52
Martin Werner Wainfeld	Mexican	Independent Director	April 23, 2018	60
Luis Solórzano Aizpuru	Mexican	Independent Director	April 23, 2018	51
Katya Somohano Silva	Mexican and Spanish	Independent Director	April 26, 2024	49
Federico Patiño Márquez	Mexican	Independent Director	July 7, 2020	69

*    Appointed by SETA

Nicolas Notebaert. Mr. Nicolas Notebaert is a member of the VINCI Group Executive Committee and serves as CEO of VINCI Concessions, and as President of VINCI Airports. Mr. Nicolas Notebaert oversees a network of transport infrastructures in over 22 countries, including more than 70 airports and 30 road infrastructures and a number of railway projects among which the South Europe Atlantique high-speed line between Tours and Bordeaux. As President of VINCI Airports, leads prominent projects globally, serving as a board member for London Gatwick, Aeroportos de Portugal (ANA) and Kansai Airports (Japan), and as Chairman of the Board of Cambodia Airports. Mr. Nicolas Notebaert joined the VINCI Group in 2002 as Head of Operations for the French road concession Cofiroute, before being appointed Director of Business Development for VINCI Concessions France in 2004. In February 2008, he became President of VINCI Airports, and CEO of VINCI Concessions in 2016. Prior to joining the VINCI Group, he held various positions in the French Ministry of Public Works and served as a cabinet member of the French Minister for Transportation and Infrastructure. Nicolas Notebaert started his career in 1994 as a consultant to the World Bank. Nicolas Notebaert is a graduate of Ecole Polytechnique (X 89) and Ecole Nationale des Ponts et Chaussées (Ponts 94).

With his experience and leadership as CEO of VINCI Concessions and President of VINCI Airports, the world’s first private airport operator, Mr. Notebaert holds executive management strategic positions in prominent projects worldwide and oversees a network of world-class transport infrastructures.

With over 30 years of experience, Mr. Notebaert, Chairman of the Board of Directors, provides strategic and financial direction, fosters commercial development, and compliance with governance standards.

Rémi Maumon de Longevialle. Mr Mr. Rémi Maumon de Longevialle is the current Chief Financial Officer of VINCI Airports. Since 2021, he is also monitoring VINCI Airports’ involvement in Costa Rica. He began his career as a member of the PPP and Project Finance team at PWC in Paris for two years. He joined VINCI in 2012 as a Project Manager in the Structured Finance team of VINCI Concessions, where he participated in the structuring and negotiation of the financing of major infrastructure projects in Europe and Latin America (freeways, railroads and stadiums). In 2014, Mr. Rémi Maumon de Longevialle joined the Development team of VINCI Airports as Project Manager where, from 2015 to 2016, he successfully managed the bidding, closing and operational takeover of the Kansai airports in Japan. He was then appointed Project Manager in charge of the Middle East and Central Asia regions, where he managed several airport acquisition projects, until he was appointment as Chief Financial Officer of VINCI Airports in 2018. Mr. Rémi Maumon de Longevialle is a graduate of the École Polytechnique and ENSAE and has also a Master of Public Affairs from Sciences-Po Paris.

Mr. Rémi Maumon de Longevialle contributes to the Board with his global expertise in the financial and infrastructure sectors, accrued over a career spanning more than fifteen years. He offers insights into risk management, finance, financial management, and corporate strategy.

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

With over 30 years of direct involvement in top management positions in the field of infrastructure development industry, and as Executive VP/CFO of VINCI Concessions, Mr. Olivier Mathieu provides support to the Company in strategic planning to optimize its performance.

Guillaume Dubois. Mr. Guillaume Dubois is Technical Director of Vinci Airports and Hydrogen, Safety and Program Management Referent for VINCI Concessions since August 2023. Mr. Dubois joined the VINCI Group in 2015 and previously held positions as Technical and Operations Director of VINCI Highways, Director of Asset Management in North America for VINCI Highways, and CEO of the Regina Bypass Project. Prior to VINCI, he held different senior management positions at the Bouygues Group. Mr. Dubois is a graduate of the École Nationale des Ponts de Chaussées (1999).

Mr. Dubois brings executive management experience in transportation infrastructure to the board, having served as CEO for concession projects across multiple countries, including Jamaica, the United States, and Canada. His knowledge of health, safety, and environmental regulations and understanding of technical airport operations ensure a strong focus on safety standards and environmental sustainability within the board’s oversight. With a track record of supervising projects on five continents and serving on various boards, Mr. Dubois offers insights into global project dynamics and governance. His infrastructure development and program management expertise further enhances the board’s ability to assess project feasibility and address potential challenges.

Pierre-Hugues Schmit. Mr. Pierre-Hugues Schmit joined VINCI Airports in June 2017 where he supervises the airport business expertise on air service development, cargo, extra aeronautical activities and airport operations. Mr. Schmit graduated from École Polytechnique (Paris) in 2001 and the French National University of Civil Aviation (ENAC in Toulouse) in 2003. Mr. Schmit has also spent one year in UC Berkeley as graduate student in transportation engineering. After 7 years working for the French Civil Aviation Authority, Mr. Pierre-Hugues Schmit worked as an advisor to the French Transportation Minister (2010-2012). He then joined Aéroports de Paris as deputy director of the Le Bourget division. From 2014 to 2017 he was EVP at La Compagnie, a scheduled airline based in Paris delivering business class services to New York, which he had co-founded along with three partners.

With over 20 years of professional experience across the aviation industry, in different roles, organizations, and geographies, Mr. Pierre-Hugues Schmit provides the Board of Directors with aviation and airports operational, commercial and management expertise. Having served for over six years as director for various VINCI Airports ventures across three continents, Mr. Pierre-Hugues Schmit brings relevant experience and a strategic vision to international airport executive management.

Emmanuelle Huon. Ms. Emmanuelle Huon joined VINCI Airports in July 2015 as Senior Legal Counsel and has been Legal Manager at VINCI Concessions since 2021. She has extensive experience working in the field of airports and highways concessions and utilities projects. She led the legal tranche of the acquisitions of Aeropuertos Dominicanos Siglo XXI (Aerodom) in Dominican Republic and Airports Worldwide portfolio in the US, Costa Rica and Belfast. She previously worked as Senior Legal Counsel at Airbus Defence and Space and at SUEZ in the field of water and waste treatment concessions projects. Ms. Huon holds a Master Degree in International Business Law from the University of Burgundy and a Master Degree in Contracts from the University of Nantes (2004).

Ms. Emmanuelle Huon has accumulated vast experience in over 20 years of professional activity in the field of concessions, corporate affairs, mergers and acquisitions. She has given legal professional support to several companies (in a wide range of sectors including transport and infrastructure, aerospace and defense) in international project development and cross border issues. Ms. Emmanuelle Huon provides the Board of Directors with guidance around legal and regulatory matters.

Katia Eschenbach. Ms. Katia Eschenbach is a senior executive with over 25 years of experience in business development, trading, and general management. She is known for her strategic leadership skills and expertise in profitability, team building, and P&L management. From 2010 to 2023, Ms. Eschenbach served as the CEO of Trafigura Mexico, where she managed the oil and gas trading business for Mexico and Costa Rica, focusing on establishing short- and long-term commercial strategies, implementing infrastructure, and leading M&A processes. Prior to her role at Trafigura Mexico, Ms. Eschenbach worked as a Trading Manager at PEMEX International. Ms. Eschenbach is an independent member of the board of directors and member of the audit, practices, and financing committees of Fibra Prologis. Ms. Eschenbach holds a Master of Science in Business Management from the London School of Economics and a Bachelor of Arts in Economics from the Instituto Tecnológico Autónomo de México. She is fluent in Spanish, English, and German.

Ms. Eschenbach has over 25 years of experience in regulated sectors and a background in overseeing health and safety processes during the construction of infrastructure for crude processing units and hydrocarbon distribution terminals.

Martin Werner Wainfeld. Dr. Martin Werner Wainfeld is the founding partner of DD3 Capital Partners, an investment and advisory firm based in Mexico City. Dr. Werner was co-head of the Investment Bank for Latin America and General Director of Goldman Sachs in Mexico from 2000 to 2016. Previously, he was Undersecretary of Finance in Mexico for the period 1997-1999. He was in charge of the restructuring of Mexico’s external public debt after the 1994- 1995 financial crisis. Dr. Werner has 16 years’ experience in investment banking and participated in more than ninety merger and acquisition and financing transactions. He is a member of the Advisory Board of the Yale University Business School and a member of the board of directors of Betterware. Dr. Werner holds an economics degree from the Instituto Tecnológico Autónomo de México (ITAM) and a Ph.D. in economics from Yale University.

Dr. Werner brings executive management expertise, with decades of experience as the founding partner of DD3 Capital Partners, and in his director roles at Goldman Sachs Mexico. He also has an extensive professional career in financial management, mergers and acquisitions, and financing transactions for the Mexican government.

Luis Solórzano Aizpuru. Mr. Solórzano is Chief Executive Officer and Founding Partner of Acamar Partners. Mr. Solórzano has over 20 years of investment experience across various sectors. Mr. Solórzano has previously served on the boards of various public and private companies, including Shift Technologies, CarLotz, Inc., Acamar Partners Acquisition Corp II, Grupo Aeroportuario del Centro Norte, Acamar Partners Acquisition Corp I, Dufry, Latin American Airport Holdings, Aerodom, InverCap Holdings, and Viakem. Mr. Solórzano began his career with BankBoston Capital, where he spent 4 years making private equity investments and corporate loans across Latin America. In 2001, Mr. Solórzano joined Advent International becoming a partner and Managing Director in 2008. He served as Chairman of the Latin America’s Investment Committee from 2013 to 2017. During his tenure at Advent, Mr. Solórzano participated in various investments and management activities encompassing various of Advent’s private equity funds. He played a leading role in 15 investment transactions in various sectors, including retail and consumer, financial services, industrials, information technology and infrastructure. Mr. Solórzano also played a significant role in supporting portfolio companies in the design and implementation of various strategic, operating and financial value creation initiatives. Mr. Solórzano served as Chief Executive Officer and director of Acamar Partners Acquisition Corp I from its inception in November 2018 until the successful completion of its business combination with CarLotz, Inc., a leading consignment-to-retail used vehicle marketplace. Mr. Solórzano graduated with a degree in Economics (cum laude) from the Instituto Tecnológico Autónomo de Mexico (ITAM) and an MBA from Harvard Business School.

Mr. Solórzano brings expertise to the Board of Directors with over 25 years of experience holding executive positions in investing and developing public and private companies across diverse sectors and geographies. Throughout his professional experience, he has assisted businesses and management teams in corporate strategic and financial decision-making, overseeing overall growth initiatives, and implementing operational improvements. He has been involved in investments in numerous airport concession and airport-related businesses, both in Mexico and internationally.

Federico Patiño Márquez. Mr. Patiño has over 30 years of experience in the financial sector. From 2015 to 2018 he was Chief Executive Officer of Grupo Aeroportuario de la Ciudad de Mexico (GACM) responsible for the construction of the New Mexico City International Airport. Previously, he served as Chief Financial Officer of GACM. During this period, he was responsible for the financing of the new airport project. From 1980 to 2008, he served at Nacional Financiera (NAFIN), the Mexican Development Bank, where he held various positions, including NAFIN representative in Washington D.C., New York, and London UK, and was later General Director of Credit, General Director of Treasury, General Director of Regional Development and General Director of Investment Banking. In 2006 he was responsible for the creation of the Mexican Capital Investment Corporation (CMIC), with the purpose of promoting the development of Private Equity Funds in Mexico. Mr. Patiño was also the founder of the National Infrastructure Fund (FONADIN) from 2008 to 2012 with the purpose of promoting Public Private Partnerships (PPPs) in Mexico, as well as assisting in preparing the Mexican PPP Law (Ley de Asociaciones Público Privadas). Mr. Patiño is a member of the Board of Directors of Aktiva Capital and Club Marinazul.

Mr. Patiño has over 40 years of experience in the infrastructure financing sector, including over 20 years in the airport development, financing, and management sector. His expertise extends to both the public and private sectors, granting him a profound understanding of the infrastructure development industry and the skills needed to manage and develop megaprojects such as the New Mexico City Airport and the securitization of toll roads, as well as dealing with multiple bondholders and stakeholders.

Katya Minerva Somohano Silva. Ms. Katya Minerva Somohano serves as Planning and Sustainability Director at Iberdrola Mexico since June 2022. Ms. Somohano previously served as Energy and Sustainability Director at DEACERO from 2019 to 2022. In 2014 she joined Comisión Federal de Electricidad (CFE), the state-owned electric utility of Mexico, where she served as Head of the Investment Promotion Unit (2014-2016) and as Chief Executive Officer of CFE Calificados, a subsidiary of CFE, from 2016 to 2018. She also served as General Director of Hydrocarbons Boards for the Mexican Ministry of Energy from 2013 to 2014. On April 18, 2024, Ms. Somohano Silva was appointed as CEO of Iberdrola Mexico. Ms. Somohano’s experience in the infrastructure sector includes having been Project Manager at Impulsora de Desarrollo Económico para América Latina (IDEAL). Ms. Somohano holds a Master of Laws (LL.M.) from the University of Cambridge, and a Law Degree with Honors from Universidad Nacional Autónoma de México (UNAM).

Ms. Katya Minerva Somohano has executive experience in the energy, steel and infrastructure industries. She has a professional career in legal and regulatory compliance and experience in infrastructure development, having participated in numerous tenders and public-private partnerships in water, energy health and road infrastructure in Mexico and Latin America.

Skill and Qualification Matrix

We created a Skill and Qualification Matrix by analyzing various companies in Mexico and internationally, including VINCI. We also consulted recommendations from proxy advisors such as ISS and Glass Lewis. To develop the matrix, we designed a biography template and used it to collect information from the Board members. The resulting table highlights the skills and qualifications of each Board member.

Name \ Category	Executive Management	Financial Management	Health & Safety	Legal/ Regulatory Compliance	Environmental and/or Social	Commercial, Marketing, and/or Customer Service	Airports or/and Concession Operations & Management	Infrastructure Development	Current Listed Company Board of Directors Participation
Nicolas Notebaert	☑	☑	☑		☑	☑	☑	☑
Rémi Maumon de Longevialle	☑	☑					☑	☑
Olivier Mathieu	☑	☑					☑	☑
Pierre-Hugues Schmit	☑					☑	☑
Guillaume Dubois	☑		☑		☑			☑
Emmanuelle Huon	☑			☑			☑
Katia Eschenbach	☑	☑	☑	☑		☑		☑	☑
Luis Ignacio Solórzano Aizpuru	☑	☑					☑
Federico Patiño Márquez	☑	☑		☑	☑	☑	☑	☑
Martin Werner Wainfeld	☑	☑				☑		☑	☑
Katya Somohano Silva	☑		☑	☑	☑			☑

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

The following table lists our executive officers, their current position and their date of appointment as an executive officer.

Name	Current Position	Executive Officer Since(1)	Age
Ricardo Dueñas Espriu	Chief Executive Officer	November 12, 2018	43
Ruffo Pérez Pliego del Castillo	Chief Financial Officer	April 3, 2018	47
Adriana Díaz Galindo	General Counsel	June 1, 2018	53
Enrique Navarro Manjarrez	Chief Operating Officer	April 26, 2018	64
Alvaro Leite	Chief Commercial Officer	May 29, 2023	44
Enrique Chacón Tinajero	Infrastructure and Maintenance Director	June 12, 2018	50
(1)	Date appointed.

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

Enrique Navarro Manjarrez has served the Company since May 2004. Prior to his appointment as Chief Operating Officer, Mr. Navarro Manjarrez served as Director of the Monterrey airport since 2013. Previously, he was the Administrator of the airports of Ciudad Juárez and Mazatlán. Prior to joining the Company, Mr. Navarro Manjarrez was Promotions Manager for Casa de Bolsa Probursa, Director of Investments and Projects for Grupo Chihuahua, Regional Administrator for Tax Audit in the Secretariat of Finance and Public Credit, and Director of Economic Studies for the Government of the State of Nuevo León. He holds a Bachelor’s degree in economics from the Universidad Anáhuac, a Master’s in Economic Development and Corporate Finance from Boston University, and has completed studies for a Doctorate in business administration at the Swiss Management Center University. In addition, he has taken courses in airport management and development offered by Aéroports de Paris and has a diploma in senior management from the IPADE business school. He has taught courses at the Universidad Anáhuac, the Instituto Tecnológico y de Estudios Superiores de Monterrey and the Universidad de Monterrey.

Alvaro Leite Alvaro Leite has served as our Chief Commercial Officer since 2023. Prior to joining the Company, Mr. Leite served as the Global Aviation Development Director at VINCI Airports from 2021 to 2023. Previous to that, Mr. Leite was the Chief Commercial Officer and ExCom Member of Aerodom from 2017 to 2021. He also served as the Project Director for VINCI Airports from 2014 to 2017. Mr. Leite has participated in over 80 airport tender processes for airport concessions, such as the successfully awarded concessions of Osaka Airports, Aerodom, Santiago Airport, Salvador Airport, Lyon Airport, OMA, and Cape Verde Airports. He formerly worked for nine years at Porto Airport, where he was responsible for the aviation development. Mr. Leite holds an International MBA from the Universidade Catolica Porto/ESADE Barcelona. Additionally, Mr.Leite is a Board Member of Guanacaste Airport in Costa Rica.

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

Compensation of Directors and Executive Officers

For 2023, the aggregate compensation earned by our 19 officers (including executive officers and airport administrators) was Ps.101,166 thousand.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what they are entitled to receive upon termination pursuant to Mexican Federal Labor Law. Additionally, we have not made personal loans to our directors or executive officers and do not have a stock option plan or any equivalent plan.

During 2021, we terminated the defined contribution plan for employees in our subsidiary Servicios Aero Especializados del Centro Norte, S.A. de C.V. and for each of our airport administrators. Our total contributions to these plans amounted to Ps.725 thousand in 2021.

In October 2022, the SEC adopted rules, pursuant to Section 10D-1 of the Securities Exchange Act of 1934, as amended, requiring national securities exchanges such as Nasdaq, to require listed companies to adopt a written compensation recovery (clawback) policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by the Chief Executive Officer and certain other “executive officers” as defined in Rule 10D-1(d) under the Exchange Act. In February 2023, Nasdaq published a proposal to amend its listing rules, which was approved by the SEC and became effective on October 2, 2023. Issuers listed on Nasdaq and NYSE were required to adopt SEC-compliant clawback policies by December 1, 2023. On October 26, 2023 our Board of Directors adopted the Company’s compensation recovery policy, a copy of which is attached as Exhibit 97 to this 20-F Form.

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

The current members of the Audit Committee are Katia Eschenbach as Chairman of the Committee, Martin Werner Wainfeld, and Federico Patiño Márquez.

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

The current members of the Corporate Practices, Finance, Planning and Sustainability Committee are Luis Solorzano Aizpuru as Chairman of the Committee, Katia Eschenbach and Katya Somohano Silva.

Board Diversity

The following matrix outlines the gender identity and the demographic background of the members of our board of directors in accordance with the Nasdaq rules to which we are subject:

Board Diversity Matrix (as of the date of this report)

Country of Principal Executive Offices:	Mexico
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	11
Part I Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	8	0	0
Part II Demographic Background
Underrepresented Individual Under Home Country Jurisdiction	Not Applicable
LGTBI	Not Applicable
Did not disclose demographic background	Not Applicable

Employees

As of December 31, 2023, we had approximately 1,270 employees. The total number of employees increased by 1.0% in 2023, due primarily to an increase in operations at our airports, including operations in new areas at our airports. As of December 31, 2023, approximately 45.2% of our employees were unionized.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated:

	As of December 31,
	2021	2022	2023
Categories of activity:
Airport operations	627	682	697
Airport maintenance	143	145	145
Administration	275	278	277
Hotel services(1)	137	151	151
Geographic location:
Acapulco	71	72	67
Ciudad Juárez	52	58	58
Culiacán	62	61	63
Chihuahua	71	75	74
Durango	41	41	46
Mazatlán	65	65	65
Monterrey	252	297	290
Reynosa	43	43	47
San Luis Potosí	53	52	52
Tampico	50	53	60
Torreón	43	43	46
Zacatecas	45	45	47
Zihuatanejo	42	43	43
Corporate offices	155	157	161
Hotel services(1)	137	151	151
Total(2)	1,182	1,256	1,270
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

(2)

As of December 31, 2019 and 2020, includes 363 and 357 persons, respectively, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., and 25 and 25 persons, respectively, employed by Servicios Aero Especializados del Centro Norte, S.A. de C.V., our administrative services subsidiaries. As of December 31, 2021, we incorporated 180 employees to our subsidiaries (Servicios Aeroportuarios del Centro Norte S.A. de C.V., Servicios Complementarios del Centro Norte S.A de C.V., and OMA Logística S.A. de C.V.). Each one of the airport administrators previously hired by Servicios Aero Especializados del Centro Norte, S.A. de C.V. was incorporated as an employee of each of the corresponding airport operators. As of December 31, 2023 includes 126 persons, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., 31 persons employed by Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., 167 persons employed by OMA Logística, S.A. de C.V.; 38 persons employed by Servicios Complementarios del Centro Norte, S.A. de C.V. and 757 persons employed by the different airport companies.

All of our unionized employees, who are employed by our airport subsidiaries, are members of local chapters of the Mexican National Union of Airport and Auxiliary Services Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency, Felipe Ángeles Airport (AIFA) as well as of the three other airport groups (the Southeast Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V.), the Mexico City Group (Grupo Aeroportuario de la Ciudad de México, S.A. de C.V.) and the Pacific Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V.)) operating in Mexico. Since July 2008, the labor relations with our employees are governed by a collective bargaining agreement and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In October 2024, we will negotiate the terms and conditions of the current collective bargaining agreement. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico. As of December 31, 2023, our airport subsidiaries had a total of 488 unionized employees, and our hotel subsidiaries had a total of 86 unionized employees, affiliated with the National Union of Workers and Employees of the Hotel Industry (Sindicato Nacional de Trabajadores y Empleados de la Industria Hotelera) and the National Union of Workers of the Food, Soft Drinks, Tourist, Hotel, Gastronomic and related Industries (Unión Nacional de Trabajadores de la Industria Alimenticia, Refresquera, Turistica, Hotelera, Gastronómica Similares y Conexos).

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw the funds in their accounts on an annual basis. In 2021, 2022 and 2023, we made a total of Ps.54,512 thousand, Ps.49,368 thousand and Ps.53,161 thousand, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make advances to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Ministry of Finance and Public Credit.

On January 31, 2023, we were recognized as one of the only ten Mexican companies to be included in the 2023 Bloomberg Gender-Equality Index, which distinguishes companies that excel at promoting equality, female talent development and diversity.

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

On June 11, 2021, the shareholders approved the issuance of 49,766,000 unsubscribed and unpaid Series B Shares to be kept in the treasury of the Company, exclusively to cover the conversion of the Series BB Shares owned by SETA into Series B shares, in case of default under certain financing documents to be entered into by, among others, SETA as guarantor of the borrowers (the “Loan Facility”), in the understanding that such issuance would not cause dilution to the shareholders of the Company (the “Converted Series B Shares”). Said issuance was carried, financed through the Loan Facility entered into by, among others, SETA as guarantor of the borrowers, that used as collateral, among other things, the Series BB Shares owned by SETA.

On July 9, 2021, Aerodrome entered into the Loan Facility with Fintech for purposes of refinancing indebtedness incurred in connection with the Tender Offer, for an aggregate principal amount of the equivalent in U.S. dollars of Ps.7,005,074,000. The Loan Facility was ultimately repaid by the borrowers, by means of a margin facility dated as of December 6, 2021 (the “Margin Facility”). The Margin Facility was secured by our Series B and Series BB Shares owned by SETA, and our Series B Shares owned by Aerodrome. On December 9, 2021, we entered into an ancillary agreement with the borrower, lenders and agent party to the Margin Facility, for purposes of acknowledging the mechanism pursuant to which the borrowers agreed to provide liquidity to SETA’s Series BB Shares in case of foreclosure of the collateral under the Margin Facility, upon an event of default under the Margin Facility. In such ancillary agreement we also agreed, among other things, (i) to issue 49,766,000 Series B Shares in the form of treasury shares, for purposes of giving effect to the conversion of any Series BB Shares granted as collateral into Series B Shares, and to maintain such shares at our treasury; (ii) to update our Series B registration with the national securities registry in Mexico to allow for the issuance of the Series B Shares maintained in treasury upon conversion of the Series BB Shares; (iii) to deposit with Indeval a share certificate representing the Series B Shares issuable upon conversion; (iv) to transfer to a trustee each and all amounts regarding any dividend or distribution paid in cash on the Series B Shares pledged into a cash collateral account held by a guaranty trust; and (v) not to exercise or give effect to any transfer restriction or preemptive or similar rights on the pledged Series B Shares and the Series BB Shares other than the existing transfer restrictions in accordance with the SEC Rule 144 and the Mexican Airport Law.

On November 30, 2022, the shareholders approved the purchase by CONCESSOC of all the equity interests in SETA and Aerodrome, which as of December 7, 2022 accounted for approximately 29.99% of the Company’s total outstanding capital stock (the “Sale”). The Sale was financed with, among other credit facilities, a loan denominated in Mexican Pesos between CONCESSOC and certain banking institutions as lenders thereto (the “Credit Facilities”), and secured by a first priority security interests in substantially all of the assets of CONCESSOC, SETA, and Aerodrome (including the Purchased Series B Shares and the Purchased Series BB Shares). The security documents for the Credit Facilities included a Mexican Share Pledge Agreement (contrato de prenda sobre acciones) by and among CONCESSOC, VINCI Airports Participations SAS and SETA as pledgors, the collateral agent as pledgee, in its capacity as Mexican collateral agent, with the appearance of SETA and the Company (the “Mexican Share Pledge Agreement”). For more information on the Mexican Share Pledge Agreement, see Exhibit 10 to Amendment Number 0001068238-22-000254 or CIK: 0001951716 to Schedule 13D, filed by the VINCI Entities before the Securities and Exchange Commission on December 16, 2022.

Further, at the same meeting on November 2022, the shareholders (i) approved the pledge of SETA’s Series BB Shares to guarantee compliance with the obligation of the financing of the Sale, contingent on the acquisition of the shares pursuant to a stock purchase agreement; (ii) were informed of the undertaking by the purchasers of all acts necessary to (x) finance the Sale and (y) to evidence that the Company’s Converted Series B Shares issued pursuant to the shareholders meeting held on June 1, 2021 would apply to secure the Credit Facilities; (iii) approved the automatic cancellation of the Series B Shares in the event that the pledge agreement securing the financing of the Sale was to be terminated and not substituted or replaced by a guarantee agreement having the Series BB Shares as collateral; (iv) approved the resignation submitted by certain members of the Board of Directors of the Company contingent to the closing of the Sale; (v) acknowledged the designation by SETA, of new members of the Board of Directors, in terms of the provisions of the Company’s By-laws, contingent to the closing of the Sale; and (vi) approved the appointment of new members of the Board of Directors, appointed by the VINCI Entities, as shareholders of the Series “B” shares, contingent to the closing of the Sale.

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

Additionally, according to a press release issued by VINCI on December 8, 2023, as a result of a cross-border merger completed on May 25, 2023, an Internal Restructuring. As a result of this merger, the Series B Shares of the Company were transferred to CONCESSOC at fair market value, and Aerodrome ceased to exist. CONCESSOC became the direct beneficial owner of the Series B Shares previously held by Aerodrome. Following the Internal Restructuring, all rights and obligations of Aerodrome were transferred to CONCESSOC.

As of the date of this report, the VINCI Entities, through CONCESSOC and SETA, are the beneficial owners of 29.99% of our total capital stock. SETA directly owns Series B shares and Series BB shares that represent 14.8% of our outstanding capital stock. CONCESSOC owns Series B shares and Series BB shares that represent 15.2% of our capital stock. SETA directly owns Series B shares representing 1.9% of our outstanding capital stock and owns Series BB shares that represent 12.9% of our outstanding capital stock. As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, all of its special rights, including its right to nominate, appoint and remove certain directors and officers as holder of Series BB shares, will remain in place.

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 19, 2024, identifying each owner of more than 5% of any series of our shares:

				Percentage of
	Number of Shares			Outstanding Capital
Identity of Shareholder	B Shares	BB Shares	Total	B Shares	BB Shares	Total
SETA(1)	7,516,377	49,766,000	57,282,377	1.9%	12.9%	14.8%
CONCESSOC(1)	58,529,833	—	58,529,833	15.2%	—	15.2%
Public	270,357,215	—	270,357,215	70.0%	—	70.0%
Officers and Directors	—	—	—	—%	—	—
Total Shares Outstanding	336,403,425	49,766,000	386,169,425	87.1%	12.9%	100%
Shares Repurchased held in Treasury	3,942,131	—	3,942,131
Total Authorized Shares	340,345,556	49,766,000	390,111,556
(1)	Each of SETA and CONCESSOC is a wholly owned subsidiary of the VINCI Entities.

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2023 amounted to Ps.237,896 thousand (U.S.$ 14.1 million). The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its shareholders during the term of the agreement. The agreement had an initial term of 15 years beginning June 14, 2000, and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015. On May 13, 2015, the Technical Assistance Agreement was extended for a term that ended on December 31, 2020. On December 14, 2020, pursuant to the third amendment, the Technical Assistance Agreement was modified; the term was extended until December 31, 2021, with automatic renewals for one year periods starting on January 1, 2022, unless a termination notice is provided by any of the parties involved. Additionally, the automatic renewals shall be in force as long as SETA holds an individual interest of at least 7.65% of the shares of the Company. The economic terms of the agreement were not modified. A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B Shares that are not owned by SETA or any of its affiliates.

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

In 2022 and 2023, we recognized expenses of U.S.$9.1 million and U.S.$14.1 million, respectively, pursuant to the Technical Assistance Agreement.

Arrangements with Other Affiliates

In accordance with our Related Party Guidelines, any contracts with affiliates other than SETA must be approved by our Board of Directors following a recommendation issued by our Corporate Practices, Finance, Planning and Sustainability Committee and in accordance with Mexican Securities Law.

In 2023, we entered into contracts with our other affiliates amounting to U.S.$ 238.5 thousand and EUR 301.0 thousand, in connection with software reimbursements, license costs, insurance premiums and baggage handling systems engineering services to be provided by VINCI and its affiliates.

Transactions with Related Parties

As of December 31, 2023, we had Ps.452,933 thousand in accounts payable to related parties, and we engaged in the following transactions with related parties during 2023:

●	Transaction amounting to Ps.237,896 thousand in technical assistance fees with SETA;
●	In connection with the operations of the Terminal 2 NH Collection Hotel, the Hilton Garden Inn Hotel and OMA-VYNMSA Aero Industrial Park, transactions amounted to Ps.50,300 thousand in administrative services fees with our partners, NH Hotels, Grupo Hotelero Santa Fe and VYNMSA; and
●	Transactions amounting to Ps.130,079 thousand with our partner VYNMSA and its affiliates in connection with the development of the OMA-VYNMSA Industrial Park located in the Monterrey airport.

Item 8.          Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

General

The Company is involved, from time to time, in certain legal proceedings that are incidental to the normal conduct of its business.

Disputed Land Ownership at the Ciudad Juárez Airport

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport initiated legal proceedings against the airport in 1995 to reclaim 240 hectares of land, alleging that it had been improperly transferred to the Mexican government. The claimants also sought monetary damages of approximately U.S.$120.0 million. On May 18, 2005, a Mexican court ordered the airport to return the disputed land to the plaintiffs. However, that decision and three subsequent constitutional claims permitted the ruling to be reconsidered, and the Ministry of Infrastructure, Communications and Transportation as grantor of the concession, was included as a party to the litigation.

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

On November 24, 2021, the Mexican Supreme Court ruled that the First Collegiate Court in Chihuahua to once again analyze the claimant’s case. On March 6, 2023, a ruling was issued in favor of the claimant, ordering the First Collegiate Court in Chihuahua to issue a new ruling. On May 3, 2023, the First Civil Chamber of the State Superior Court of Justice, based in Chihuahua, issued an appeal judgment in favor of our airport and the other defendants. The plaintiff challenged the judgment, and the case is currently awaiting resolution in the Collegiate Circuit Court.

In the event that any subsequent legal resolution results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government fails to repossess the land, our concession to operate the Ciudad Juárez airport would be terminated. In 2023, the Ciudad Juárez airport represented 8.5% of our consolidated total revenues. We believe that under the terms of our concessions the termination of the Ciudad Juárez concession as a result of the foregoing legal proceeding would not affect the validity of our remaining airport concessions and that the Mexican government would be obliged to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession. We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

Disputed Land Ownership at the Monterrey Airport

The Banorte Dispute

On May 14, 2015, Banco Mercantil del Norte, S.A. (“Banorte”), acting as trustee of a certain trust, filed a civil lawsuit against the Monterrey airport in connection with the ownership of 240 hectares of land previously acquired (the “Land”) by the Monterrey airport, which book value in our financial statements as of December 31, 2021 amounted to Ps.266,850 thousand.

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

Dissatisfied with the Second Instance Judgment, on October 7, 2021, all the parties to the litigation filed amparo reliefs against this judgement (including the Monterrey airport with respect to, among other issues, the refusal of the Eighth Civil Court to grant the payment of legal fees and expenses claimed by the Monterrey airport). On November 7, 2023 the Collegiate Circuit Court issued a final resolution denying the protection of the Federal Justice to Banorte and ruling in favor of the Monterrey airport. The trial concluded on December 8, 2023, through the confirmation issued by the Collegiate Circuit Court, certifying that Banorte did not challenge the final amparo resolution in favor of the Monterrey airport, therefore concluding the legal proceedings.

The Garza Lagüera Estate Dispute

On May 18, 2023, the estate of Mr. Manuel Garza Lagüera, represented by its executor María Selina Rivero Santos (“Garza Lagüera Estate”) filed an ordinary civil lawsuit alleging the nullity of the transactions pursuant to which Monterrey Airport acquired the property of certain plots of land in Monterrey, adjacent to the airport. Monterrey Airport responded to the lawsuit on August 10, 2023. On February 19, 2024, the Collegiate Circuit Court issued a resolution declaring its incompetence to resolve the dispute, decision which was contested by the plaintiff and by the Monterrey Airport and that remains pending to be resolved as of the date of this report.

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

Disputed Land Ownership at the Reynosa Airport

On October 16, 2020, the Company was notified of the lawsuit filed against the Mexican Federal Civil Aviation Agency, in which the Reynosa airport was called as an interested third party. The nullity of the administrative resolution dated February 7, 2020 issued by the Mexican Federal Civil Aviation Agency in the Appeal for Review filed by the plaintiff is demanded in order for the Mexican Federal Civil Aviation Agency to study the plaintiff’s petition and recognize that the legal requirements for the reversion of the expropriation of 2.6 hectares included in the expropriation decrees of 1970 and 1971 have been met.

Reynosa airport appeared in the lawsuit and the final ruling is pending as of the date of this report. The lawsuit does not include a financial claim; however, the contingency is maintained until the final judgment in the annulment lawsuit is issued and the challenged resolution is confirmed or, if applicable, a judgment is issued, the effects of which must be complied with by the Mexican Federal Civil Aviation Agency. Reynosa airport has not recorded any provision in connection with this lawsuit.

Disputed Land Ownership at the Torreón Airport

On October 10, 2016, a lawsuit was filed by the Ejido Ignacio Allende before the Agrarian Court in Torreón, Coahuila, against the Ministry of Infrastructure, Communications and Transportation and its subordinated administrative entity Aeropuertos y Servicios Auxiliares. Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. was named as a subsidiary defendant. Aeropuerto de Torreón, S.A. de C.V. was later called to trial as a defendant. The claimant seeks the restitution of 3.08 hectares currently within Torreon airport’s property, alleging that such hectares are property of Ejido Ignacio Allende and that the area was not included in the expropriation decree that gave way to the construction of what is now Torreon airport. If the restitution of land is not possible for any reason, the claimant seeks payment for the land’s commercial value. The claimant also seeks payment for the use of the claimed portion of land.

On August 31, 2022, a ruling was issued in favor of the claimant ordering the Ministry of Infrastructure, Communications and Transportation and Aeropuerto de Torreón, S.A. de C.V. to pay Ejido Ignacio Allende the commercial value of the claimed land. Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Aeropuertos y Servicios Auxiliares were found not responsible. On September 12, 2022 an appeal against the ruling was filed by Aeropuerto de Torreón, S.A. de C.V. and on March 27, 2023, the Mexican Supreme Agrarian Court declared the claims made by the Ejido Ignacio Allende inadmissible; therefore absolving Aeropuerto de Torreón in the trial. Such ruling was not contested by Ejido Ignacio Allende, and on August 30, 2023, the Superior Agrarian Court deemed the resolution as final and no longer subject to appeal. As of the date of this report, the case has concluded.

Property Tax Claims

Administrative law proceedings have been asserted against us in the past by various municipalities for the payment of property taxes with respect to the real estate in which we operate our airports in the relevant cities.

In November 2018, the municipality of Culiacán filed property tax claims against us for Ps.2,425 thousand, plus Ps.3,339 thousand in other fees. In response to these claims, in December 2018, we filed an administrative annulment proceeding before the Sinaloa Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Sinaloa) which has not been resolved as of the date of this report. The Ministry of Infrastructure, Communications and Transportation was asked to join the proceeding as an interested party. On January 17, 2024, the Sinaloa Administrative Court issued a judgment declaring the contested resolution null, and recognizing that Aeropuerto de Culiacán is exempt from property tax payment as it relates to property of the federal public domain. As of the date of this report, the judgment could still be subject to appeal by the tax authority.

In May 2019, the Municipality of Acapulco filed property tax claims against us for Ps.27,012 thousand for property tax considering Acapulco airport as a solidary debtor to the Mexican Airport and Auxiliary Services Agency. An administrative annulment proceeding was filed against these claims, which as of April 19, 2024 is yet to be resolved.

Other municipalities in which we operate may assert similar claims, which if such is the case, we intend to pursue aggressively.

Amparo Trials related to Municipal Licenses

Chihuahua Airport

In September 2019, the municipal authority of Chihuahua carried out verification visits at the commercial premises located at the Chihuahua airport to request municipal operating licenses, likewise requiring the Chihuahua Airport to present its construction license. A request for amparo was filed against such requirements by the Chihuahua airport, challenging the visit order and the unconstitutionality of the municipal regulations applied. The court issued a ruling in favor of the Chihuahua airport, indicating that the commercial spaces of the Chihuahua airport are under federal not municipal jurisdiction. The municipal authority challenged the ruling, and in February 2022, the ruling in favor of Chihuahua Airport was confirmed

Acapulco Airport

On November 1, 2022 the Municipality of Acapulco requested certain commercial tenants at the Acapulco Airport to obtain commercial operation licenses. The Acapulco Airport and the tenants filed amparo proceedings before the District Court in Acapulco (Juzgado de Distrito de Acapulco) against the municipality, claiming the municipality lacked jurisdiction over a federal zone (such as the airport). On May 24, 2023, the District Court issued a judgment in favor of the Acapulco Airport, determining that the municipal authority lacked jurisdiction to require municipal licenses within the federal zone that encompasses the airports. The amparo judgment was not contested by the municipal authority and became final, therefore the trial has concluded.

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

For fiscal years 2018 and 2019, the Monterrey airport requested a refund of Ps.10,220 thousand and Ps.10,624 thousand, respectively, which were denied by the tax authority.

On September 16, 2020, the Monterrey airport challenged the tax authority’s denial for the 2018 fiscal year refund, which was ruled in favor of the Monterrey airport by the Federal Court for Administrative Justice (Tribunal Federal de Justicia Administrativa) declaring that the resolution contested by Aeropuerto de Monterrey was null and instructing the tax authority to refund the requested amount. As of April 29 2024, the tax authority is still pending to reimburse the asset tax contested.

Regarding the 2019 fiscal year refund, on April 27, 2021, the Monterrey airport challenged the tax authority’s denial for this refund, which was ruled in favor of the Monterrey airport by the Federal Court for Administrative Justice. As of April 19, 2024, this claim has been resolved, as the tax authority has reimbursed the asset tax as requested by the Monterrey Airport, concluding this matter.

For the fiscal year 2020, the Monterrey airport requested a refund of Ps.10,998 thousand which was denied by the tax authority. On June 23, 2022, the Monterrey airport challenged the tax authority’s denial. On March 31, 2023, the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa) ruled in favor of the Monterrey airport, declaring that the resolution contested by Aeropuerto de Monterrey was null and instructing the tax authority to refund the requested amount. As of April 19, 2024, this claim has been resolved, as the tax authority has reimbursed the asset tax as requested by the Monterrey Airport.

The Monterrey airport maintains assets in the amount of Ps.10,220 thousand related to payments of Asset Taxes paid for fiscal year 2018. Given that the Monterrey airport does not expect an unfavorable resolution against it, it has not registered any provision related to the refund of Asset Taxes for that year.

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

DIVIDENDS AND CAPITAL STOCK REIMBURSEMENTS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock (without adjustment for inflation). Our legal reserve fund was Ps.60,729 thousand as of December 31, 2023 (excluding reserve amounts corresponding to 2023 net income), which represented 20.4% of our capital stock as of such date.

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

We paid aggregate dividends of Ps.1,979,790 thousand in 2021, Ps.6,615,798 thousand in 2022 and Ps.3,738,054 thousand in 2023. Pursuant to the resolution adopted by the Shareholders’ Meeting held on February 13, 2023, we paid a cash dividend of Ps.1,450 million on March 2, 2023. Pursuant to the resolutions adopted in our Annual Shareholders’ Meeting held on April 21, 2023, we paid a cash dividend of Ps.2,300 million in two installments: the first installment of Ps.1,800 million on June 22, 2023 and the second installment of Ps.500 million on September 20, 2023. Additionally, pursuant to the resolution adopted by the Annual Shareholders’ Meeting held on April 26, 2024, we will pay a cash dividend of Ps.4,250 million in two installments: the first installment amounts to Ps.2,125 million and will be paid no later than May 31, 2024, and the second installment amounts to Ps.2,125 million and will be paid no later than November 30, 2024. Certain distributions that we make to our shareholders other than capital reimbursements (in the manner described above), including amortization of shares or otherwise, would be subject to taxation in Mexico, including withholding taxes. The tax rates applicable and the method of assessing and paying taxes applicable to any such non-dividend distributions will vary depending on the nature of the distributions.

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

Material Changes to the Rights Conferred by Our Securities Registered with the Mexican National Registry of Securities and Traded in the Mexican Market

As of December 31, 2023, there have been no material changes to the rights conferred by our securities registered with the Mexican National Registry of Securities and traded in the Mexican market.

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

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 29, 2024:

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

Our capital stock may be reduced by resolution of a shareholders’ meeting taken pursuant to the rules applicable to capital increases. Our capital stock may also be reduced upon withdrawal of a shareholder as provided in Section 206 of the Mexican General Law of Business Corporations (see “Item 10—Voting Rights and Shareholders’ Meetings—Right of Withdrawal”) or by repurchase of our own stock in accordance with the Mexican Securities Law (see “Item 10—Share Repurchases”).

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

We have entered into a Technical Assistance Agreement with SETA providing for management and consulting services. The Technical Assistance Agreement was amended on December 14, 2020. See “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements Relating to SETA.”

EXCHANGE CONTROLS

Mexico has had free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. The government may not maintain its current foreign exchange policies. See “Item 3. Key Information—Risk Factors—Risks related to Our Operations— Our business could be adversely affected by global political developments, particularly with regard to U.S. policies toward Mexico.”

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

For purposes of Mexican taxation, the definition of residency is highly technical, and residency results in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is a resident if it is incorporated under Mexican law or it has its center of interests in Mexico. An individual who has a home in Mexico and another country will be considered to be a resident of Mexico if Mexico is the individual’s significant center of interest. An individual’s significant center of interest will be considered Mexico in the following circumstances, among other factors: (i) when more than 50% of such person’s total yearly income originates in Mexico and (ii) when Mexico is the individual’s principal place of business. Additionally, Mexican officers and employees working for the Mexican government but living outside of Mexico will be considered to be Mexican residents even if their significant center of interest is not in Mexico. However, any determination of residence should take into account the particular situation or each person or legal entity.

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

The U.S.-dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Subject to certain exceptions for short term and hedged positions, dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (a “PFIC”). The income tax treaty between the United States and Mexico has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 and 2023 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to be a PFIC for our 2024 taxable year.

Dividends generally will be treated as “passive category” income from foreign sources for U.S. foreign tax credit limitation purposes. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit for any Mexican withholding tax imposed with respect to the Series B shares or ADSs. However, as a result of new requirements adopted by the Internal Revenue Service (“IRS”) in regulations promulgated in December 2021, any Mexican tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder, except in the case of a U.S. holder that either (i) is eligible for, and properly claims, the benefits of the U.S.-Mexico Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance. In the case of all other U.S. holders, we have not determined whether these requirements have been met, and, accordingly, no assurance can be given that any Mexican withholding tax will be creditable. Alternatively, a U.S. holder may elect to deduct Mexican withholding taxes in computing such U.S. holder’s taxable income (provided that the U.S. holder elects to deduct, rather than credit, all foreign income taxes paid or accrued for the relevant taxable year). The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. The rules governing the foreign tax credit are complex and U.S. holders are urged to consult their own tax advisors whether, and to what extent, a foreign tax credit will be available in light of their particular circumstances.

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

Gain, if any, realized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. As a result of the December 2021 regulations discussed above in “Taxation of Dividends—U.S. Federal Income Tax Considerations,” any Mexican tax imposed on the sale or other disposition of the Series B shares or ADSs is unlikely to be treated as creditable, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. However, even if the withholding tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the Series B shares or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares or ADSs.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Series B shares or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders that fail to report the required information could be subject to substantial penalties. Investors should consult their own tax advisors concerning the application of these rules to their investment in the Class B shares or ADSs, including the application of the rules to their particular circumstances.

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

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Any filings we make electronically are available to the public over the internet at the SEC’s web site at www.sec.gov and at our website at https://www.oma.aero/en/ (this website address is for information only and is not intended to be an active link or to incorporate any website information into this annual report).

A translation of this annual report on Form 20-F will be filed with the Mexican Stock Exchange and will be available for consultation through the Mexican Stock Exchange.

The person responsible of handling requests from investors and analysts on our behalf is our Chief Financial Officer, Ruffo Pérez Pliego del Castillo, who can be reached at Plaza Metrópoli Patriotismo, Piso 5, Av. Patriotismo 201, Col. San Pedro de los Pinos, Benito Juárez, Ciudad de México, México.

Item 11.        Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month. In 2021, 2022 and 2023, 13.4%, 11.5% and 11.7%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. A depreciation of the Mexican peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, in which case, we may provide discounts to passenger charges or to the airlines. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

In addition, we did not have U.S. dollar-denominated debt as of December 31, 2023. Our cash balance denominated in U.S. dollars was U.S.$21,666 thousand on December 31, 2021, U.S.$7,414 thousand on December 31, 2022 and U.S.$11,574 thousand on December 31, 2023. See Note 21 to our audited consolidated financial statements for additional disclosures about market risk.

Interest Rate Risk

We have incurred in debt to partially finance our operations. As of December 31, 2023, 31.2% of our long-term debt has interest payments at a variable rate, all of which are indexed to the 28-day TIIE reference rate. Our long-term debt with variable interest payments exposes us to risk due to fluctuations in market interest rates. The primary risk exposure stems from potential variations in the reference interest rate. A hypothetical, instantaneous, and unfavorable 10% change in the 28-day TIIE rate applicable to the outstanding variable-rate debt would have resulted in additional financing expenses of approximately Ps.37,180 thousand for 2023, Ps.23,174 thousand for 2022, and Ps.3,736 thousand for 2021, respectively. For additional disclosures about market risk, see Note 21 to our audited consolidated financial statements.

Item 12.        Description of Securities Other Than Equity Securities

Not applicable.

Item 12A.     Debt Securities

Not applicable.

Item 12B.     Warrants and Rights

Not applicable.

Item 12C.     Other Securities

Not applicable.

Item 12D.     American Depositary Shares

JPMorgan Chase Bank, N.A., serves as the depositary for our ADSs, and the address of its principal office is 4 383 Madison Avenue, Floor 11, New York, NY 10179. ADS holders are required to pay various fees to the depositary. On August 9, 2016, the Deposit Agreement among us and the depositary was amended to, among other things, implement certain changes in the form of American Depositary Receipt.

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

The following table sets forth the amounts that we received in 2023, directly or indirectly, from JPMorgan Chase Bank N.A., as depositary of our ADSs:

Description	Amount

For expenses related to the establishment of the facility including, but not limited to, investor relations expenses, the initial NASDAQ application and listing fees or any other program-related expenses.	U.S.$	—

For expenses related to the administration and maintenance of the facility including, but not limited to, investor relations expenses, the annual NASDAQ listing fees or any other program-related expenses.	U.S.$	407,126

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

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.        Controls and Procedures

(a)          Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2023.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2023.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013), which has been early-adopted.

Based on our assessment and those criteria, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2023. Additionally, Galaz, Yamazaki, Ruiz Urquiza, S.C., a an affiliate of a member entity of Deloitte Touche Tohmatsu Limited, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c)          Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Shareholders and the Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated April 29, 2024, expressed an unqualified opinion on those financial statements, and included an explanatory paragraph related to the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in note 3d.

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

April 29, 2024

(d)          Changes in Internal Control over Financial Reporting

There has been no change in internal controls over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.        [Reserved]

Item 16A.     Audit Committee’s Financial Expert

Our Board of Directors has determined that Ms. Katia Eschenbach, a member of our Audit Committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A. The shareholders’ meeting of April 26, 2024, ratified Ms. Katia Eschenbach as the independent director required by the Mexican Securities Law and applicable NASDAQ listing standards and as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.”

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

Item 16C.     Principal Accountant Fees and Services Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., an affiliate of a member firm of Deloitte Touche Tohmatsu Limited (Deloitte), during the fiscal years ended December 31, 2022 and 2023:

	2022		2023

	(in thousands of pesos)
Audit fees	Ps.	13,143	Ps.	15,532
All other fees		—		—
Total fees	Ps.	13,143	Ps.	15,532

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

We did not, directly or indirectly, purchase any of our equity securities in 2023.

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

●
●requesting reports from our executive officers whenever the committee deems appropriate, providing assistance to our Board of Directors in the preparation of the reports containing the main accounting and information

NASDAQ Standards	Our Corporate Governance Practice

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

●
calling shareholders’ meetings;

●
overseeing the execution of the shareholders’ and directors’ resolutions by the chief executive officer in accordance with the instructions provided thereto by the shareholders or the directors; and

●
●providing an annual report to the Board.

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

Item 16I.     Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

Item 16J.     Insider Trading Policies

Not applicable.

Item 16K.     Cybersecurity

Risk Management and Strategy

We maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft, fraud, extortion, harm to employees or customers, violation of privacy laws and other litigation and legal risks, and reputational risks, as part of our overall risk management processes.

As of the date of this Annual Report, our cybersecurity risk management processes include the following:

●	Cybersecurity controls and procedures designed following the guidelines of the NIST CSF (National Institute of Standards and Technology Cybersecurity Framework);
●	An Information Security Officer who performs vulnerability analysis of technological resources, Intrusion Detection System and Intrusion Prevention System analyses, review of physical and logical access, and coordinates awareness campaigns;
●	Annual cybersecurity awareness campaigns to prevent phishing scams, among others;
●	Cybersecurity alert procedures in the event of an incident, including escalation procedures to senior management and to the Board of Directors, in the event of material incidents.

Additionally, in connection with our cybersecurity risk management processes, we:

●	Engage third-party service providers to conduct a vulnerability assessment and penetration testing, twice a year.
●	Conduct internal assessments to evaluate the effectiveness of cybersecurity controls.

●	Our cybersecurity risk management processes extend to monitoring and identifying threats associated with the use of third-party service providers, which include compliance by such providers with certain requirements before connecting to our IT infrastructure in order to prevent unauthorized individuals or entities from accessing to certain of our information.

Our business strategy, results of operations and financial condition have not been materially affected, including as a result of previous cybersecurity incidents, but we cannot guarantee that they will not be materially affected in the future by any major incident.

Governance

Management

Cybersecurity risk management processes are managed and monitored by our Information Security Officer, who reports directly to our IT manager (the “IT Manager”). In turn, the IT Manager reports these matters to the Chief Financial Officer. Our Information Security Officer has a degree in information technology and over 10 years of experience within the cybersecurity field and holds several certifications, including Cisco Certified Specialist - Security Core, Cisco Certified Network Associate, and Fortinet Network Security Expert Levels 1 and 2.

Committee

The Company’s cybersecurity committee is comprised of the Chief Executive Officer, Chief Financial Officer, IT Manager and Chief Technical Officer. The Committee receives quarterly reports from the Information Security Officer information regarding security incidents, status of the implementations of cybersecurity projects and review of improvements based on recent developments.

Board of Directors

Management reports material cybersecurity incidents and the status of its remediation to the Audit Committee of the Board of Directors, which is primarily responsible for the oversight of risks, including cybersecurity threats.

PART III

Item 17.        Financial Statements

Not applicable.

Item 18.        Financial Statements

Reference is made to pages F-1 through F-76 of this annual report.

Item 19.        Exhibits

Documents filed as exhibits to this annual report.

Exhibit No.	Description

1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of GACN (incorporated by reference to our Form -20-F filed on April 29, 2022).

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

2.5

Indenture dated as of April 16, 2021 among Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. as Issuer, Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Chihuahua S.A. de C.V. and Aeropuerto de Monterrey, S.A. de C.V., as guarantors, and Monex Casa de Bolsa, S.A. de C.V., Monex Grupo Financiero, as Common Representative, for Ps.2,500,000 thousand 7-year peso denominated notes (certificados bursátiles) issued on April 16, 2021 (incorporated by reference to our Form 20-F filed on April 30, 2021).

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

2.7

Indenture dated as of March 10, 2023 among Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. as Issuer, Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Chihuahua S.A. de C.V. and Aeropuerto de Monterrey, S.A. de C.V., as guarantors, and Monex Casa de Bolsa, S.A. de C.V., as Common Representative, for Ps.2,560,000 thousand 7-year peso denominated sustainability-linked notes (certificados bursátiles) issued on March 10, 2023 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2022 filed on April 28, 2023).

2.b*	Agreement to Furnish Debt Instruments

Exhibit No.	Description

2.d*	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

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

4.8

Amended and Restated Monterrey Airport Concession Title and annexes thereto, English translation and a schedule highlighting the differences between this concession and GACN’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

4.9*	Amended Annex 7 of the concession titles issued by the SICT on October 19, 2023, applicable to GACN’s 13 airport concessions titles.

8.1	List of subsidiaries of GACN (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2018 filed on April 30, 2019).

11.1	Code of Ethics of the Company, dated as of February 16, 2023 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2022 filed on April 28, 2023).

12.1*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2024.

12.2*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2024.

13.1*	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2024.

97*	Policy Relating to Recovery of Erroneously Awarded Compensation of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	XBRL Schema Document.

101.CAL	XBRL Calculation Linkbase Document.

101.DEF	XBRL Definition Linkbase Document.

101.LAB	XBRL Label Linkbase Document.

101.PRE	XBRL Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

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

Dated: April 29, 2024

*****

Grupo Aeroportuario del Centro

Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021, and Report of Independent Registered Public Accounting Firm Dated April 29, 2024

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021

Index for Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm to the Shareholders and the Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

(Thousands of Mexican pesos)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries (the “Company”) as of December 31, 2023, 2022 and 2021, the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows, for the years then ended and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3d. to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Mexico.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Improvements to Investment in airport concessions and major maintenance disbursements — Refer to Notes 10 and 16 to the consolidated financial statements.

Critical Audit Matter Description

The Company is obligated to incur expenditures for improvements and major maintenance to concessioned assets in accordance with the Master Development Program (MDP). These expenditures must comply with the MDP to be recovered through increases in rates that the Company may charge for aeronautical services.

We identified the recognition of expenditures as improvements to the airport concession and major maintenance disbursements as a critical audit matter because of the judgements made by management, including whether the expenditures comply with the MDP. This required a high degree of auditor judgment in evaluating whether the audit evidence obtained supports their compliance with the MDP.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the recognition of the expenditures related to the improvements to airport concessions and major maintenance cost included the following, among others:

●	We obtained an understanding of the nature of the expenditures allowed under the MDP.
●	We assessed compliance with the MDP, including compliance rates in prior years.
●	We tested the effectiveness of controls addressing expenditures related to improvements to airport concessions and major maintenance expenditures.
●	We inspected documentation of the expenditures and assessed its appropriateness in relation to the requirements of the MDP.
●	We performed physical observations of additions to improvements to airport concession assets and major maintenance works.
●	We traced the improvements or major maintenance expenditures to the MDP compliance report that is submitted to governmental authorities for review.
●	We read minutes from the quarterly status meetings with governmental authorities.

/s/ Galaz, Yamazaki, Ruiz Urquiza, S.C.

México City, Mexico

April 29, 2024

We have served as the Company’s auditor since 2000.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note3 d)		December 31,
	Notes	2023		2023		2022		2021
Assets:
Cash and cash equivalents	6	U.S.$	152,270	Ps.	2,576,256	Ps.	3,336,420	Ps.	5,987,164
Accounts receivable, net	7		76,742		1,298,399		1,266,110		1,085,670
Recoverable taxes			22,776		385,351		259,118		275,600
Advance Payment for constructions to related parties	24		2,581		43,673		9,602		223,498
Advance Payments to contractors			32,873		556,186		672,588		162,165
Other accounts receivable and prepaid expenses	8		2,840		48,065		49,639		42,333
Total current assets			290,082		4,907,930		5,593,477		7,776,430

Non-current assets:

Property, leasehold improvements and equipment, net	9		168,608		2,852,674		2,566,095		2,724,296
Investment in airport concessions, net	10		970,584		16,421,304		13,940,366		11,680,684
Rights of use of leased assets, net	18		8,833		149,442		165,004		197,131
Other assets, net			2,295		38,824		48,127		46,196
Deferred income taxes	19		51,269		867,421		756,909		464,404

Total non-current assets			1,201,589		20,329,665		17,476,501		15,112,711
Total assets		U.S.$	1,491,671	Ps.	25,237,595	Ps.	23,069,978	Ps.	22,889,141

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note 3 d)		December 31,
	Notes	2023		2023		2022		2021
Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt	14	U.S.$	—	Ps.	—	Ps.	1,200,000	Ps.	2,700,000
Current portion of long-term debt	15		—		—		1,500,000		—
Current portion of major maintenance provision	16		37,218		629,683		949,197		692,788
Current portion of financial leases	18		2,655		44,928		33,446		29,332
Trade accounts payable	12		22,785		385,503		326,290		213,207
Payable taxes and other accrued expenses	13		56,791		960,843		963,606		997,854
Accounts payable to related parties	24		26,771		452,933		286,479		269,249
Total current liabilities			146,220		2,473,890		5,259,018		4,902,430

Non-current liabilities:
Long-term debt	15		631,048		10,676,708		7,484,336		4,996,622
Major maintenance provision	16		88,043		1,489,598		1,041,521		1,048,945
Guarantee deposits			23,890		404,202		377,576		342,120
Labor obligations	17		8,455		143,058		121,477		129,199
Financial leases	18		9,097		153,916		174,759		195,404
Deferred income taxes	19		3,412		57,721		56,671		36,189
Total non-current liabilities			763,945		12,925,203		9,256,340		6,748,479
Total liabilities			910,165		15,399,093		14,515,358		11,650,909

Commitment and contingencies	20

Shareholders’ equity	22
Contributed capital:
Common stock			17,600		297,782		297,782		297,782
Additional paid-in capital			1,761		29,786		29,786		29,786
			19,361		327,568		327,568		327,568
Earned capital:
Reserve for repurchase of shares			88,658		1,500,000		1,500,000		1,028,188
Retained earnings			462,701		7,828,436		6,528,698		9,702,141
Accumulated other comprehensive loss	23		854		14,455		12,945		(1,936)
			552,213		9,342,891		8,041,643		10,728,393
Controlling interest			571,574		9,670,459		8,369,211		11,055,961
Non-controlling interest			9,932		168,043		185,409		182,271

Total shareholders’ equity			581,506		9,838,502		8,554,620		11,238,232
Total liabilities and shareholders’ equity		U.S.$	1,491,671	Ps.	25,237,595	Ps.	23,069,978	Ps.	22,889,141

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Income and Other Comprehensive Income

(Thousands of Mexican pesos, except per share data)

		Thousands of U.S.
		dollars
		(Convenience
		Translation
		Note 3 d)		For the years ended December 31,
	Notes	2023		2023		2022		2021
Revenues:
Aeronautical services	26	U.S.$	527,907	Ps.	8,931,657	Ps.	7,055,543	Ps.	5,277,728
Non-aeronautical services	26		155,294		2,627,423		2,229,802		1,653,379
Construction services	10		171,287		2,898,000		2,649,423		1,788,903
Total revenues			854,488		14,457,080		11,934,768		8,720,010

Operating costs and expenses:
Cost of services, excluding depreciation and amortization	27		62,590		1,058,956		923,638		782,107
Major maintenance provision	16		20,592		348,397		472,077		512,653
Cost of construction	10		171,287		2,898,000		2,649,423		1,788,903
Administrative expenses			39,095		661,447		667,600		586,542
Concession taxes			32,192		544,657		428,717		319,906
Technical assistance fees	24		14,061		237,896		177,667		133,558
Depreciation and amortization			37,907		641,343		551,200		487,230
Other income, net			(31)		(525)		(40)		(1,278)
Total operating costs and expenses			377,693		6,390,171		5,870,282		4,609,621

Operating income			476,795		8,066,909		6,064,486		4,110,389

Interest expense			75,030		1,269,440		934,102		516,676
Interest income			(17,608)		(297,910)		(171,312)		(129,479)
Exchange loss (income), net			2,099		35,511		8,871		(112,617)
			59,521		1,007,041		771,661		274,580

Income before income taxes			417,274		7,059,868		5,292,825		3,835,809

Income tax expense	19		120,542		2,039,442		1,375,520		972,179

Consolidated net income for the year			296,732		5,020,426		3,917,305		2,863,630
Other comprehensive income (loss):
Items that will not be subsequently reclassified to profit or loss:
Actuarial gain (loss) on labor obligations	17 and 23		127		2,157		21,258		4,281
Income tax relating to actuarial loss (gain) on labor obligations	23		(38)		(647)		(6,377)		(1,284)
Total other comprehensive income (loss)			89		1,510		14,881		2,997

Total comprehensive income for the year		U.S.$	296,821	Ps.	5,021,936	Ps.	3,932,186	Ps.	2,866,627
Consolidated net income attributable to:
Controlling interest		U.S.$	296,226	Ps.	5,011,842	Ps.	3,900,967	Ps.	2,857,265
Non-controlling interest			506		8,584		16,338		6,365
		U.S.$	296,732	Ps.	5,020,426	Ps.	3,917,305	Ps.	2,863,630
Comprehensive income attributable to:
Controlling interest		U.S.$	296,315	Ps.	5,013,352	Ps.	3,915,848	Ps.	2,860,262
Non-controlling interest			506		8,584		16,338		6,365
		U.S.$	296,821	Ps.	5,021,936	Ps.	3,932,186	Ps.	2,866,627
Basic and diluted earnings per share of controlling interest		U.S.$	0.76709	Ps.	12.97835	Ps.	10.10169	Ps.	7.35206
Weighted average shares outstanding			386,169,425		386,169,425		386,169,425		388,634,783

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Changes in Shareholders’ Equity

(Thousands of Mexican pesos, except share data (Note 22))

		Contributed capital						Retained earnings				Accumulated
						Total		Reserve for				other						Total non-		Total
	Number of			Additional		contributed		repurchase of		Retained		comprehensive		Total earned		Total controlling		controlling		shareholders’
	shares	Common stock		paid-in capital		capital		shares		earnings		income		capital		interest		interest		equity

Balance as of January 1, 2021	390,111,556	Ps.	300,822	Ps.	29,786	Ps.	330,608	Ps.	1,500,000	Ps.	8,824,666	Ps.	(4,933)	Ps.	10,319,733	Ps.	10,650,341	Ps.	175,906	Ps.	10,826,247

Repurchase of shares, net	(3,942,131)		(3,040)		—		(3,040)		(471,812)		—		—		(471,812)		(474,852)		—		(474,852)
Dividends paid	—		—		—		—		—		(1,979,790)		—		(1,979,790)		(1,979,790)		—		(1,979,790)
Consolidated comprehensive income	—		—		—		—		—		2,857,265		2,997		2,860,262		2,860,262		6,365		2,866,627

Balance as of December 31, 2021	386,169,425		297,782		29,786		327,568		1,028,188		9,702,141		(1,936)		10,728,393		11,055,961		182,271		11,238,232

Increased in reserve for repurchase of shares	—		—		—		—		471,812		(471,812)		—		—		—		—		—
Dividends paid	—		—		—		—		—		(6,602,598)		—		(6,602,598)		(6,602,598)		(13,200)		(6,615,798)
Consolidated comprehensive income	—		—		—		—		—		3,900,967		14,881		3,915,848		3,915,848		16,338		3,932,186

Balance as of December 31, 2022	386,169,425		297,782		29,786		327,568		1,500,000		6,528,698		12,945		8,041,643		8,369,211		185,409		8,554,620

Dividends paid	—		—		—		—		—		(3,712,104)		—		(3,712,104)		(3,712,104)		(25,950)		(3,738,054)
Consolidated comprehensive income	—		—		—		—		—		5,011,842		1,510		5,013,352		5,013,352		8,584		5,021,936

Balance as of December 31, 2023	386,169,425	Ps.	297,782	Ps.	29,786	Ps.	327,568	Ps.	1,500,000	Ps.	7,828,436	Ps.	14,455	Ps.	9,342,891	Ps.	9,670,459	Ps.	168,043	Ps.	9,838,502

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

	Thousands of U.S.
	dollars
	(Convenience
	Translation
	Note 3 d)		Year ended December 31,
	2023		2023		2022		2021
Cash flows from operating activities:
Income before income taxes	U.S.$	417,274	Ps.	7,059,868	Ps.	5,292,825	Ps.	3,835,809
Adjustments for:
Depreciation and amortization		37,907		641,343		551,200		487,230
Major maintenance provision		20,592		348,397		472,077		512,653
Increase in allowance for doubtful accounts		341		5,767		4,711		646
Gain on sales of property and equipment		(31)		(525)		(40)		(1,520)
Present value of major maintenance provision		11,921		201,688		174,871		114,137
Interest income		(17,608)		(297,910)		(171,312)		(129,479)
Interest expense		63,110		1,067,752		759,231		402,538
Exchange differences		(63)		(1,069)		5,546		(84,916)
		533,443		9,025,311		7,089,109		5,137,098
(Increase) trade accounts receivable, net		(2,249)		(38,056)		(185,151)		(252,673)
Decrease (increase) recoverable tax		(7,461)		(126,233)		16,482		266,765
(increase) decrease of repayment for contractors, other accounts receivable and prepaid expenses		(3,759)		(63,573)		(215,713)		14,175
Increase (decrease) trade accounts payable		(4,310)		(72,922)		120,299		(32,374)
Increase (decrease) payable taxes and other accrued expenses		17,602		297,808		33,865		(98,515)
Income taxes paid		(142,185)		(2,405,634)		(1,721,967)		(491,542)
Increase (decrease) related parties, net		4,219		71,375		197,383		97,780
Major maintenance provision		(24,914)		(421,522)		(397,963)		(203,042)
Increase (decrease) guarantee deposits and labor obligations		4,031		68,193		48,992		9,172
Net cash flows from operating activities		374,417		6,334,747		4,985,336		4,446,844
Cash flows from investment activities:
Acquisition of property and equipment		(23,878)		(403,985)		(236,468)		(101,333)
Other non-current assets		(1,571)		(26,576)		(20,625)		—
Proceeds from sale of property and equipment		31		525		40		1,520
Acquisition of improvements in concessioned assets		(157,196)		(2,659,596)		(2,669,018)		(1,824,557)
Interest received		17,608		297,910		171,312		129,479
Net cash flows used by investing activities		(165,006)		(2,791,722)		(2,754,759)		(1,794,891)
Cash flow from financing activities:
Borrowings of long-term debt	U.S.$	—	Ps.	—	Ps.	1,200,000	Ps.	2,700,000
Payment of long-term debt		(70,926)		(1,200,000)		(2,700,000)		(13,967)
Issuance of debt securities		189,136		3,200,000		4,000,000		3,500,000
Amortization of debt securities		(88,658)		(1,500,000)		—		(3,000,000)
Debt issuance cost		(629)		(10,640)		(14,076)		(12,859)
Repurchase of shares		—		—		—		(474,852)
Loans obtained from related parties		5,792		98,000		39,200		—
Loan payments to related parties		—		—		—		(7,350)
Interest paid		(64,597)		(1,092,918)		(731,915)		(364,324)
Dividends paid		(220,938)		(3,738,054)		(6,615,798)		(1,979,790)
Financial leases payments		(3,474)		(58,780)		(53,185)		(54,589)
Net cash used by financing activities		(254,294)		(4,302,392)		(4,875,774)		292,269
Net (decrease) increase in cash and cash equivalents		(44,883)		(759,367)		(2,645,197)		2,944,222
Effects of exchange rate changes on the foreign currency cash balance		(47)		(797)		(5,547)		84,138
Cash and cash equivalents at the beginning of the year cash balance		197,200		3,336,420		5,987,164		2,958,804
Cash and cash equivalents at the end of the year	U.S.$	152,270	Ps.	2,576,256	Ps.	3,336,420	Ps.	5,987,164

Noncash investing activities which are not reflected in the consolidated statements of cash flows:
Acquisition of property, leasehold improvements and equipment, including finance leases	U.S.$	—		—	Ps.	137	Ps.	—
Acquisition of improvements in concessioned assets		6,114		103,436		64,615		58,925

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In thousands of Mexican pesos, except otherwise indicated)

1.           Nature of business operations

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. (“GACN” or the “Company”), is an affiliate of Servicios de Tecnología Aeroportuaria, S. A. de C.V. (“SETA”) and as of December 7, 2022, is an indirect subsidiary of VINCI Airports SAS (“VINCI”) (note 2d).

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

The address of the Company’s corporate office is Patriotismo #201, 5th Floor, San Pedro de los Pinos, Mexico City, Zip Code 03800.

2.           Significant events

2023

a)	Debt issuance and repayment of bank loans

On March 10, 2023, GACN issued long-term sustainability-linked debt securities for a total of Ps.3,200,000 in two tranches, one at a variable rate and the other at a fixed rate. The variable rate tranche, in the amount of Ps.640,000 (ticker: OMA 23L), matures in 3.4 years and bears interest at 28-day TIIE plus 22 basis points.

The fixed rate tranche, in the amount of Ps.2,560,000 (ticker: OMA 23-2L), maturing in 7 years, bears interest at a rate of 10.26%. In both cases, the principal amount will be paid in a single installment at maturity.

The proceeds of the issuance were used to repay Ps.1,200,000 of short-term bank debt, and to make the full repayment of the debt securities (ticker OMA13) for Ps.1,500,000, and the remaining for general corporate purposes, including the execution of possible investments, which had not been defined at that date.

b)	Changes to Tariff Regulation

On October 20, 2023, new tariff regulation bases (the “Bases”) issued by the Federal Civil Aviation Agency (“AFAC”) became effective. The tariff regulation bases refer to those set forth in Annex 7 of the concession titles of the thirteen airports operated by the Company.

Among the main modifications to the Bases are: (i) Determination of the methodology based on the weighted average cost of capital (“WACC”) for the calculation of the discount rate to be used in the determination of the maximum tariffs in each ordinary five-year review; (ii) Adjustments at the end of a five-year period of the reference value in case an excess of observed traffic units are above a certain level over the traffic units estimated at the beginning of the five-year period; and (iii) Redistribution of the reference value in each ordinary five-year review based on traffic units of each airport.

Additionally, the Mexican Congress approved an increase in the percentage of royalties on revenues obtained by the concessionaires from 5% to 9% applicable beginning January 1, 2024. The incremental amount of royalties payable on regulated revenues for the 2024-2025 period will be added to the reference value used to determine the maximum tariff in the next ordinary five-year review for the 2026-2030 five-year period and is expected to be recovered through the maximum tariffs determined for such five-year period.

The Company’s management evaluated the changes to the Basis and the increase in the amount of fees payable by the concessionaires and considers that such changes do not have a material impact on the Company’s expected results and net cash flow.

c)	Impact of Hurricane OTIS

On October 24 and 25, 2023, Hurricane OTIS, a category 5 storm, made landfall in Acapulco City, resulting in the temporary closure of Acapulco Airport. From October 25 to November 12, 2023, only humanitarian aid flights were permitted to operate. Regular commercial aviation operations resumed on November 13, 2023. In 2023, Acapulco International Airport represented 3.3% of the Company´s total passenger traffic and contributed 3.2% to GACN’s aeronautical and non-aeronautical revenues.

In the months of December 2023, January and February 2024, total passenger traffic at Acapulco Airport decreased 62.8%, 56.4%, and 49.8%, respectively, with respect to the same month of the previous year.

The Company expects that passenger traffic at Acapulco Airport will gradually recover in line with the reopening of hotel rooms and other tourist infrastructure in the city. At the end of 2023, the Entity’s consolidated financial statements reflect in “Property, leasehold improvements and equipment, net” the amount of Ps.92,353 corresponding to the investments made in the recovery of the airport after OTIS and that were pending claim before the insurance contracted by the Company, or if applicable, to be recognized as an investment in the concession under the master development programs.

2022

d)	Share purchase and sale agreement.

On July 31, 2022, a subsidiary of VINCI Airports SAS (“VINCI”) entered into a share purchase and sale agreement to indirectly acquire 29.99% of the shares representing the outstanding capital stock of Grupo Aeroportuario del Centro Norte, S. A. B. de C.V. The consummation of the sale and purchase was subject to certain closing conditions common to this type of transaction.

On December 7, 2022, the indirect acquisition of 29.99% of the shares representing the capital stock of GACN was consummated. The transaction was carried out through the purchase by VINCI of 100% of the shares representing the capital stock of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”) and of Aerodrome Infrastructure S.á r. l. (“Aerodrome”) which, as of the date of the sale, owned 49,766,000 series BB shares of GACN and 7,516,377 series B shares of GACN, in the case of SETA, and 58,529,833 series B shares of GACN, in the case of Aerodrome.

The purchase price for SETA was approximately US$578.7 million and the corresponding amount for Aerodrome, net of debt, including Aerodrome’s intercompany debt, was approximately US$240.8 million.

This transaction had no financial and accounting effect that had to be recognized in the Company’s financial statements as the indirect acquisition of shares of GACN did not represent any resources received or expenditure made by the Company, nor a change in the number of shares outstanding.

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

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2023, and for the year then ended have been translated into U.S. dollar amounts at the exchange rate of Ps.16.919 pesos per U.S. dollar, as published by Banco de México. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

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

4.           Material accounting policies

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

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2023, were the same as those applied in the consolidated financial statements for 2022 and 2021, except for the standards and interpretations described in paragraph (a) (I) included below, which were applicable to the Company and were effective during 2023.

a.	Adoption of new and revised International Financial Reporting Standards

I.	Application of new and modified International Financing Reporting Standards (“IFRSs” or “IAS”) that are mandatorily effective for the accounting period beginning on or after 2023.

In the current year, the Company has applied a number of amendments to IFRS Accounting Standards issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after 1 January 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements— Disclosure of Accounting Policies

The Company has adopted the amendments to IAS 1 for the first time in the current year. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’.

Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

Amendments to IAS 12 Income Taxes—Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Company has adopted the amendments to IAS 12 for the first time in the current year. The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting profit nor taxable profit.

Following the amendments to IAS 12, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The Company has adopted the amendments to IAS 8 for the first time in the current year. The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.” The definition of a change in accounting estimates was deleted.

II.	IFRS Standards in issue but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new and modified IFRS Standards that have been issued but are not yet effective:

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (2)
Amendments to IAS 1	Classification of Liabilities as Current or Non-current (1)
Amendments to IAS 1	Non-current Liabilities with Covenants (1)
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements (1)
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Absence of convertibility (2)
1)	Effective for annual periods beginning on January 1, 2024
2)	Effective for annual periods beginning on January 1, 2025

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

As of December 31, 2023, 2022 and 2021, all of the Company’s financial assets have been recognized at amortized cost.

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

ii)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified at fair value through profit or loss when the financial asset is held for trading, or it is designated as fair value through profit or loss. As of December 31, 2023, 2022 and 2021, the Company does not have financial assets at fair value through profit.

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

-As lessor

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

-As lessee

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

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

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

Deferred income taxes are recognized for the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carry forwards. Except as mentioned in the following paragraph, deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for all deductible temporary differences and the expected benefit of tax losses. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

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

As a result of the Income Tax Law of 2014, as of December 31, 2023 and 2022, the PTU is determined based on taxable income according to section I of article 9 of the same Law.

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

The cost for construction services is determined according to the cost the Company would incur in the construction or improvements based on the investments included in the Master Development Program, for which, through a tender offer, the Company contracts third parties to perform. The revenue amount and cost are equivalent because the Company does not obtain any profit margin for the construction and considers that the costs incurred are paid at market prices.

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

The Company determined the recoverable amount of the cash-generating unit corresponding to NH T2 by estimating the value in use, which uses cash flow projections based on projections over the remaining life of the lease until 2029, discounted at a discount rate of between 12.0% to 13.0%. Over the projection period, management considers an occupancy rate of 83% in 2023. Likewise, the average rate in 2023 exceeds 2019 levels and forward is restated for the effects of the hotel remodeling executed in 2022 and 2023, and subsequently for inflation.

The Company’s management, based on value-in-use calculations, has not identified any impairment as the recoverable amount exceeds the carrying value of the cash generating unit by approximately 21%. The recoverable amount includes the carrying value of the finance lease.

Management estimates that the value in use considering an average tariff reduction of 21.0% or an occupancy rate 1,722 basis points lower than estimated during the projection period would equal the carrying value of the cash generating unit.

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

Although these estimates were made based on the best information available as of December 31, 2023, 2022 and 2021 it is possible that future events may require the Company to modify (increase or decrease) the amounts in the coming years, which in such case would be applicable on a prospective basis by recognizing the effects of changes in estimates in the corresponding consolidated financial statements.

6.           Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	December 31,
	2023		2022		2022

Cash	Ps.	2,574,957	Ps.	3,335,384	Ps.	5,986,217
Cash equivalents:
Fixed fund		1,299		1,036		947
	Ps.	2,576,256	Ps.	3,336,420	Ps.	5,987,164

7.           Accounts receivable

a.           The balance of accounts receivable is as follows:

	December 31,
	2023		2022		2021
Receivables	Ps.	1,315,385	Ps.	1,278,510	Ps.	1,106,002
Allowance for doubtful accounts (note 7 b.)		(16,986)		(12,400)		(20,332)
	Ps.	1,298,399	Ps.	1,266,110	Ps.	1,085,670

Accounts receivable represent principally the passenger charges (TUA) paid by each passenger (other than diplomats, infants, and transit passengers) using the airports operated by the Company. These TUA are collected by airlines and subsequently paid to the Company. As of December 31, 2023, 2022 and 2021, amounts receivable for passenger charges amounted to Ps.1,052,172, Ps.1,130,427 and Ps.952,522, respectively.

The Company’s management considers that the carrying amount of accounts receivable approximates its fair value given their short-term nature. No interest income is generated by any short-term account receivable. As of December 31, 2023, 2022 and 2021, the balance of the allowance for doubtful accounts was Ps.16,986, Ps.12,400 and Ps.20,332, respectively.

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

	December 31,
	2023	2022	2021
	%	%	%
Accounts receivable:
Aeroenlaces Nacionales, S. A. de C. V.	36.3	31.3	35.8
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	21.0	27.0	24.0
Aerolitoral, S. A. de C. V.	5.3	9.0	8.8
Aerovías de México, S. A. de C.V.	13.0	11.9	10.4

	Year ended December 31,
	2023	2022	2021
	%	%	%
Revenues by client:
Aerolitoral, S. A. de C. V.	6.1	6.9	8.1
Aeroenlaces Nacionales, S. A. de C. V.	30.9	27.6	28.5
Concesionaria Vuela Compañía de Aviación, S. A. P. I. de C. V.	18.8	20.1	19.3
Aerovías de México, S. A. de C. V.	9.8	8.3	6.8

b.           The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2023		2022		2021

Beginning balance	Ps.	12,400	Ps.	20,332	Ps.	20,759
Increase		5,767		4,711		646
Cancellation		—		(12,643)		—
Write-off		(1,181)		—		(1,073)
Ending balance	Ps.	16,986	Ps.	12,400	Ps.	20,332

The write-off of doubtful accounts is recognized once the Company has exhausted all means for collection of the account.

The movements in the estimate for customer impairment in 2023, with the expected loss model used by the Company, are presented below:

	Airports		Others		Total

Gross book value	Ps.	1,232,117	Ps.	83,268	Ps.	1,315,385
Collateral		2,322,645		30,650		2,353,295

Probability of default in range		0% - 100%		0% - 100%
Loss due to default range		0% - 100%		0% - 100%
Beginning balance of impairment of account receivable	Ps.	12,004	Ps.	396	Ps.	12,400
Increase (decrease) in the provision		5,888		(121)		5,767
Write-off		(1,181)		—		(1,181)
Ending balance	Ps.	16,711	Ps.	275	Ps.	16,986

8.           Other accounts receivable and prepaid expenses

Other accounts receivable and prepaid expenses are comprised as follows:

	December 31,
	2023		2022		2021

Prepaid expenses	Ps.	37,608	Ps.	41,132	Ps.	33,180
Guarantee deposits		6,806		6,987		6,952
Others		3,651		1,520		2,201
	Ps.	48,065	Ps.	49,639	Ps.	42,333

9.           Property, leasehold improvements and equipment

Property, leasehold improvements and equipment are as follows:

	December 31,
	2023		2022		2021
Net carrying value:
Land (see note 10)	Ps.	1,426,363	Ps.	1,426,363	Ps.	1,709,508
Leasehold improvements		997,063		910,312		857,274
Machinery and equipment		31,231		41,297		53,600
Furniture and office equipment		50,384		50,106		22,786
Transportation equipment		660		38		51
Computer equipment		4,590		6,136		5,857
Construction in progress for leasehold improvements		342,383		131,843		75,220
	Ps.	2,852,674	Ps.	2,566,095	Ps.	2,724,296

													Construction
					Machinery		Furniture						in progress of
			Leasehold		and		and office		Transportation		Computer		leasehold
Cost	Land		improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2021	Ps.	1,709,508	Ps.	1,188,966	Ps.	214,725	Ps.	159,969	Ps.	21,655	Ps.	68,451	Ps.	32,200	Ps.	3,395,474
Acquisitions		—		463		208		1,908		—		5,023		114,129		121,731
Disposals		—		—		—		—		(2,393)		—		—		(2,393)

Transfer		—		70,373		53		590		—		—		(71,109)		(93)
Other		—		—		(7,237)		—		(1,003)		(330)		—		(8,570)

Balance as of December 31, 2021		1,709,508		1,259,802		207,749		162,467		18,259		73,144		75,220		3,506,149
Acquisitions		583		10,986		1,473		38,886		—		3,170		182,766		237,864
Disposals		—		—		—		—		—		(45)		—		(45)
Reclassification to improvements (note 10)		(283,728)		—		—		—		—		—		—		(283,728)
Transfers		—		113,155		—		—		—		—		(113,155)		—
Other		—		(1,697)		1,315		—		—		—		(12,988)		(13,370)

Balance as of December 31, 2022		1,426,363		1,382,246		210,537		201,353		18,259		76,269		131,843		3,446,870
Acquisitions		—		1,716		2,283		12,081		668		1,233		300,813		318,794
Disposals		—		—		—		(57)		—		—		—		(57)
Transfers		—		182,626		—		—		—		—		(182,626)		—
Other		—		(7,747)		—		(56)		—		—		92,353		84,550
Balance as of December 31, 2023	Ps.	1,426,363	Ps.	1,558,841	Ps.	212,820	Ps.	213,321	Ps.	18,927	Ps.	77,502	Ps.	342,383	Ps.	3,850,157

											Construction in
					Furniture and						progress of
Accumulated	Leasehold		Machinery and		office		Transportation		Computer		leasehold
Depreciation	improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2021	Ps.	(334,137)		(141,858)		(132,029)		(21,368)		(65,613)		—		(695,005)
Depreciation		(68,391)		(19,347)		(7,652)		(64)		(2,027)		—		(97,481)
Disposals		—		7,056		—		2,446		—		—		9,502
Other		—		—		—		778		353		—		1,131

Balance as of December 31, 2021		(402,528)		(154,149)		(139,681)		(18,208)		(67,287)		—		(781,853)
Depreciation		(69,406)		(15,091)		(11,566)		(13)		(2,891)		—		(98,967)
Disposals		—		—		—		—		45		—		45

Balance as of December 31, 2022		(471,934)		(169,240)		(151,247)		(18,221)		(70,133)		—		(880,775)
Depreciation		(89,844)		(12,349)		(11,794)		(46)		(2,824)		—		(116,857)
Other		—		—		60		—		45		—		105
Disposals		—		—		44		—		—		—		44
Balance as of December 31, 2023	Ps.	(561,778)	Ps.	(181,589)	Ps.	(162,937)	Ps.	(18,267)	Ps.	(72,912)	Ps.	—	Ps.	(997,483)

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

As operators of 13 airports the Company earns revenue from airlines, passengers, and other users for using the airport facilities. The Company also earns revenues for commercial activities carried out at the airports, such as leasing space to restaurants and other shops.

Each airport concession title contains the following terms and basic conditions:

a.

The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements or maintenance of the related facilities in accordance with its five-year period Master Development Program, and to provide airport, complementary and commercial services.

b.

The concessionaire will use the airport facilities only for the purposes specified in the concession title, will provide services in conformity with the law and applicable regulations and will be subject to inspections by the Ministry of Infrastructure, Communications and Transportation.

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

e.

The concession may be revoked if the concessionaire breaches any of its obligations established in the concession title, as established in Article 26 and 27 of the Mexican Airport Law and in the concession title. The breach of certain concession terms may cause revocation if the Ministry of Infrastructure, Communications and Transportation has applied sanctions in three different instances with respect to the same concession term.

Since the concessionaire is part of an integrated economic group, the concessionaire and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V, they will respond jointly and severally to the Ministry of Infrastructure Communications and Transportation, regarding the obligations contained in each of the concessions granted and as indicated in the concession title. The terms and conditions of each concession contract have been fulfilled in all important aspects during the years ended December 31, 2023, 2022 and 2021.

Investments in airport concessions include improvements to assets under concession, rights to use airport facilities, and airport concessions. The total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the fair value of the assets determined by an independent appraiser. At any airport concession where the cost exceeded the fair value, the excess was recognized within the airport concessions line item.

As of December 31, 2023, 2022 and 2021, the carrying value of the right to use airport facilities, airport concessions and improvement to assets under concession classified as intangible assets are as follows:

	December 31,
	2023		2022		2021
Projects completed and in operation:
Airport concessions	Ps.	605,643	Ps.	605,643	Ps.	605,643
Rights to use airport facilities		3,356,762		3,356,762		3,356,762
Improvements to assets under concession		14,406,119		11,873,540		9,694,492
Improvements to assets under concession in progress		2,195,842		1,774,167		1,303,793
Accumulated amortization		(4,143,062)		(3,669,746)		(3,280,006)
	Ps.	16,421,304	Ps.	13,940,366	Ps.	11,680,684

The changes in investment in concessions are as follows:

	December 31,
	2023		2022		2021
Investment in airport concessions
Beginning balance	Ps.	17,610,112	Ps.	14,960,690	Ps.	13,171,787
Land transfer		—		283,728
Increase		2,954,254		2,365,694		1,788,903
Ending balance		20,564,366		17,610,112		14,960,690
Amortization of airport concessions:
Beginning balance		(3,669,746)		(3,280,006)		(2,942,131)
Increase		(473,316)		(389,740)		(337,875)
Ending balance		(4,143,062)		(3,669,746)		(3,280,006)
Net investment in airport concessions	Ps.	16,421,304	Ps.	13,940,366	Ps.	11,680,684

Master Development Plan – The Company is obligated to carry out maintenance, improvements to assets under concession and acquire fixed assets according to the Master Development Program. The Master Development Program for 2021-2025 is Ps.11,979,621 in pesos with purchasing power of December 31, 2019, and Ps.16,352,370 in pesos with purchasing power of December 31, 2023, as updated with the National Producer Price Index (INPPIC) of the construction industry, in accordance with the concession contract.

On October 19, 2023, in accordance with the amendments to the tariff regulation bases set forth in Annex 7 of the Company’s concession titles, the AFAC authorized the Company to defer certain investments committed under the Master Development Programs currently in place by approximately 24 months. As a result, instead of the Ps.618,833 thousand and Ps.563,693 thousand (expressed in pesos with purchasing power as of December 2023) originally committed to be invested between 2024 and 2025, respectively, Ps.805,654 thousand will be executed in 2026, and Ps.376,872 thousand will be executed in 2027.

The amount to be incurred as of December 31, 2023, is Ps.7,610,896, which is anticipated to be carried out as follows:

Year	Amount
2024	Ps.	4,087,842
2025		2,340,528
2026		805,654
2027		376,872
	Ps.	7,610,896

Between 2007 and 2011, the Company carried out a series of sales and exchanges of land located next to the Monterrey Airport to allow for future growth of the Airport, including the construction of a second runway that the Airport intends to build in the future. As of December 31, 2023 and 2022, such land had a carrying value of Ps.1,426,363 and Ps.1,709,508, as of December 31, 2021.

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

The land acquired is property of the Company’s Airports and is classified in the consolidated statements of financial position under the headings of property, leasehold improvements and equipment.

During 2022, the Monterrey Airport completed the donation of certain land in favor of the Federal Government, acting through the Ministry of Infrastructure, Communications and Transportation, with a book value of Ps.283,728 on account of the amounts previously recognized in the 2011-2015 Master Development Program, and which will be incorporated into the Monterrey Airport concession. As a result, such value was reclassified from property, leasehold improvements and equipment to improvements in assets under concession. The rest of the land will remain classified as property, leasehold improvements and equipment until the negotiations with the AFAC have concluded. If the AFAC recognizes the land as part of the concession investment, it is estimated that the property will be transferred to the Federal Government.

At the time of such recognition, the Company shall reclassify the asset as investment in airport concessions (improvements in assets under concession), which will be subject to amortization for the remaining period of the concession.

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

11.         Composition of GACN

a.	The following tables set forth information about the composition of GACN as of December 31, 2023, 2022 and 2021:

		Number of
	Place of	subsidiaries
	incorporation and	December 31,
Principal activity	operation	2023, 2022, 2021
Airports	Mexico	13
Hotels	Mexico	2
Services	Mexico	9
		24

b.	The consolidated subsidiaries are as follows:

Name of subsidiary	Ownership Percentage
Airport services;
Aeropuerto de Monterrey, S. A. de C. V.	100%
Aeropuerto de Acapulco, S. A. de C. V.	100%
Aeropuerto de Mazatlán, S. A. de C. V.	100%
Aeropuerto de Zihuatanejo, S. A. de C. V.	100%
Aeropuerto de Culiacán, S. A. de C. V.	100%
Aeropuerto de Ciudad Juárez, S. A. de C. V.	100%
Aeropuerto de Chihuahua, S. A. de C. V.	100%
Aeropuerto de Torreón, S. A. de C. V.	100%
Aeropuerto de Durango, S. A. de C. V.	100%
Aeropuerto de Tampico, S. A. de C. V.	100%
Aeropuerto de Reynosa, S. A. de C. V.	100%
Aeropuerto de Zacatecas, S. A. de C. V.	100%
Aeropuerto de San Luis Potosí, S. A. de C. V.	100%
Hotels and Services:
Operadora de Aeropuertos del Centro Norte, S. A. de C. V.	100%
Servicios Aeroportuarios del Centro Norte, S. A. de C. V.	100%
Servicios Aero Especializados del Centro Norte, S. A. de C. V.	100%
OMA Logística, S. A. de C. V. (1)	100%
Holding Consorcio Grupo Hotelero T2, S. A. de C. V. (2)	100%
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

As of December 31, 2023, 2022 and 2021, the Company has not made investments in shares of any structured or investment-related entity.

12.         Trade accounts payable

Trade accounts payable consist of the following:

	December 31,
	2023		2022		2021
Suppliers and contractors	Ps.	286,264	Ps.	223,153	Ps.	123,330
Customer advances		32,892		46,377		58,512
Statutory employee profit sharing		66,347		56,760		31,365
	Ps.	385,503	Ps.	326,290	Ps.	213,207

13.         Payable taxes and other accrued expenses

Tax payable and other accrued expenses are comprised of the following:

	December 31,
	2023		2022		2021
Accrued expenses	Ps.	345,225	Ps.	265,358	Ps.	210,515
Taxes payable other than income tax		410,775		551,133		713,850
Accrued interest		204,843		147,115		73,489
	Ps.	960,843	Ps.	963,606	Ps.	997,854

14.         Short-term debt

Short-term debt is comprised of credit lines denominated in pesos, with unsecured guarantees as follows:

	December 31,
	2023		2022		2021
Bank loan with HSBC Mexico for Ps.600,000 for six months with unsecured collateral at a variable rate of TIIE 91 plus 0.60 percentage point.	Ps.	—	Ps.	600,000	Ps.	—
Bank loan with Banco Nacional de México for Ps.400,000 for six months with unsecured collateral at a variable rate of TIIE 28 plus 1.0 percentage point.		—		400,000		—
Credit line of credit with Banco Santander Mexico for Ps.200,000 for 3 months with unsecured collateral at a variable rate of TIIE rate plus 1.40 percentage point.		—		200,000		—
Bank loan with Banco Nacional de México for Ps.1,000,000, for six months at a variable rate of TIIE 28 plus 1.0 percentage point.		—		—		1,000,000
Bank loan with HSBC Mexico for Ps.900,000, for six months, at a variable rate of TIIE 91 plus 0.50 percentage points.		—		—		900,000
Credit line with Banco Santander Mexico for Ps.1,000,000, for six months at a variable rate TIIE 28 plus 1.55 percentage points on average.		—		—		800,000
Total short-term debt	Ps.	—	Ps.	1,200,000	Ps.	2,700,000

At the date the accompanying consolidated financial statements were authorized for issuance, the Company has uncommitted, available short-term lines of credit with financial institutions in the amount of Ps.1,400,000.

15.         Long-term debt

The long-term debt with credit institutions, debt issuances and other marketable securities is comprised as follows:

	December 31,
	2023		2022		2021
Debt securities (ticker: OMA13) issued in the Mexican market on March 26, 2013, for Ps.1,500,000, accruing interest at a fixed rate of 6.47%, for a 10-year term maturing on March 14, 2023. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA	Ps.	—	Ps.	1,500,000	Ps.	1,500,000

Debt securities (ticker: OMA21V) issued in the Mexican market on April 16, 2021, for Ps.1,000,000, the loan accrues interest at a TIIE 28 rate (1) plus 75 basis points for a 5-year term maturing on April 10, 2026. Financing of green projects specified in the Bank's framework (note 20 a).		1,000,000		1,000,000		1,000,000

Debt securities (ticker: OMA21-2) issued in the Mexican market on April 16, 2021, for Ps.2,500,000 at an annual fixed rate of 7.83%, for a 7-year term maturing on April 7, 2028 (note 20 a).		2,500,000		2,500,000		2,500,000

Sustainability-linked notes (ticker: OMA22L) issued in the Mexican market on March 31, 2022, for Ps.1,700,000 at a variable rate TIIE 28 days (1) plus 14 basis points for a term of 5 years maturing on March 25, 2027 (note 20 b).		1,700,000		1,700,000		—

Sustainability-linked notes (ticker OMA22-2L) issued in the Mexican market on March 31, 2022, for Ps.2,300,000 at an annual fixed rate of 9.35%, with a 7-year term maturing on March 22, 2029 (note 20 b).		2,300,000		2,300,000		—

Sustainability-linked notes (ticker: OMA23L) issued in the Mexican market on March 10, 2023, for Ps.640,000 at a variable rate TIIE 28 days (1) plus 22 basis points for a term of 3.4 years maturing on July 24, 2026 (note 20 c).		640,000		—		—

Sustainability-linked notes (ticker: OMA23-2L) issued in the Mexican market on March 10, 2023, for Ps.2,560,000 at an annual fixed rate of 10.26%, with a 7-year term maturing on March 1, 2030 (note 20 c).		2,560,000		—		—
Total long-term debt		10,700,000		9,000,000		5,000,000
Less:
Financing commissions		(23,292)		(15,664)		(3,378)
		10,676,708		8,984,336		4,996,622
Current portion long-term debt		—		(1,500,000)		—
Long-term debt	Ps.	10,676,708	Ps.	7,484,336	Ps.	4,996,622
(1)	The Interbank Offering Rate in Mexico “TIIE” to the 28 days as of December 31, 2023 and 2022, was 11.5035 and 10.7605, respectively.

Changes in consolidated long-term debt for the years ended December 31, 2023, 2022 and 2021 were as follows:

	December 31,
	2023		2022		2021
Initial debt balance	Ps.	8,984,336	Ps.	4,996,622	Ps.	4,510,388
Increase in debt		3,200,000		4,000,000		3,500,000
Long term debt repayment		—		—		(13,967)
Amortization of debt securities		(1,500,000)		—		(3,000,000)
Payment of commissions and other expenses		(10,640)		(14,076)		(12,859)
Amortization of expenses		3,012		1,790		12,595
Exchange rate fluctuation		—		—		465
Ending balance of debt	Ps.	10,676,708	Ps.	8,984,336	Ps.	4,996,622

Maturity of long-term debt as of December 31, 2023, 2022 and 2021 is described in note 21.

The long-term debt securities include certain restrictive clauses, such as limitations on disposal of assets or limitations on incurring liens, as well as early maturity clauses including the maturity of other obligations more than certain thresholds. For the years ended December 31, 2023, 2022 and 2021, these restrictions were met.

The sustainability-linked notes issued on March 31, 2022, and March 10, 2023, are subject to a sustainability development goal (“SDG”) consisting of a reduction of at least 58% in the indicator of kilograms of CO2 equivalent scope 1 and 2 emissions per passenger in the year 2025 compared to the reference year (2018).

In the event that the Company fails to achieve the SDG, the interest rate of the debt securities will be increased by 25 basis points starting August 13, 2026, in the case of the debt securities OMA22L, and starting September 24, 2026, in the case of the debt securities OMA22-2L, until their respective maturities, and (ii) the principal amount of the OMA - 23L debt securities will be increased by 0.2% at maturity, and the interest rate of the OMA23 - 2L debt securities will increase by 25 basis points starting September 4, 2026, until maturity. As of December 31, 2022, the latest most recent data verified by an independent third party showed that the Company’s SDG had a reduction of 93% with respect to the reference year (2018).

16.          Major maintenance provision

The Company has an obligation to perform major maintenance activities in its airports. The provision is recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation, at the date of the accompanying consolidated financial statements at a discount rate at a rate of 10.04% as of December 31, 2022. Beginning in 2023, a vector of discount rates ranging from 10.99% to 8.95% is used, covering the years from 2023 to 2035.

As of December 31, 2023, 2022 and 2021, the composition and changes of the Company’s major maintenance provision was as follows:

	December 31,							December 31, 2023
	2022		Additions			Disbursements		Short-term		Long-term
Major maintenance of assets under concession	Ps.	1,990,718	Ps.	550,085	(1)	Ps.	(421,522)	Ps.	629,683	Ps.	1,489,598

	December 31,							December 31, 2022
	2021		Additions			Disbursements		Short-term		Long-term
Major maintenance of assets under concession	Ps.	1,741,733	Ps.	646,948	(1)	Ps.	(397,963)	Ps.	949,197	Ps.	1,041,521

	December 31,							December 31, 2021
	2020		Additions			Disbursements		Short-term		Long-term
Major maintenance of assets under concession	Ps.	1,317,985	Ps.	626,790	(1)	Ps.	(203,042)	Ps.	692,788	Ps.	1,048,945
(1)

Includes Ps.201,688, Ps.174,871 and Ps.114,137, recognized as interest cost in the consolidated statement of income and other comprehensive income, for the unwinding effect of the present value calculation as of December 31, 2023, 2022 and 2021, respectively.

The provision for major maintenance as of December 31, 2023, reflects the update of such provision as a result of the approval in December 2020 of the Master Development Program for the period 2021-2025.

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

The actuarial calculation of the defined benefit obligation was calculated as of December 31, 2023, 2022 and 2021 by actuaries certified by the National School of Actuaries (Colegio Nacional de Actuarios de México). The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	Year ended December 31,
	2023	2022	2021
Discount rate (see note 5 a.)	9.85%	9.6%	7.9%
Expected rate of salary increase	5.8%	5.8%	5.8%
Average longevity at retirement age for current employees (years)	14	14	14
Inflation	4.0%	4.0%	4.0%

The amounts recognized in the consolidated statement of income and other comprehensive income in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2023		2022		2021
Service cost:
Current service cost	Ps.	9,013	Ps.	9,883	Ps.	9,535
Net interest expense		12,153		10,053		8,936
Reductions and terminations		—		(2,422)		—
Components of defined benefit costs recognized in profit or loss		21,166		17,514		18,471
Remeasurement on the net defined benefit liability:
Actuarial gains and losses arising from changes in financial assumptions		6,105		(31,009)		2,094
Actuarial gains and losses arising from experience adjustments		(3,916)		9,751		(6,414)
Components of defined benefit costs recognized in other comprehensive income (loss)		2,189		(21,258)		(4,320)
Total	Ps.	23,355	Ps.	(3,744)	Ps.	14,151

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

The amount included in the consolidated statement of financial position arising from the Company’s obligation in respect of its defined benefit plans is as follows:

	December 31,
	2023		2022		2021
Present value of defined benefit obligations	Ps.	143,058	Ps.	121,477	Ps.	129,199

Movements in the present value of the defined benefit obligation in the current year are as follows:

	December 31,
	2023		2022		2021
Present value of defined benefit obligation as of January 1,	Ps.	121,477	Ps.	129,199	Ps.	115,691
Current service cost		9,013		9,883		9,535
Interest cost		12,153		10,053		8,936
Reductions and terminations		—		(2,422)		—
Remeasurement (gains)/losses:
Actuarial gains and losses arising from changes in financial and demographic assumptions		6,105		(31,009)		2,094
Actuarial gains and losses arising from experience adjustments		(3,916)		9,751		(6,414)
Benefits paid		(1,774)		(3,978)		(643)
Present value of defined benefit obligation	Ps.	143,058	Ps.	121,477	Ps.	129,199

Significant actuarial assumptions for the determination of the defined obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

◾ If the discount rate increases (decreases) by 1%, the defined benefit obligation would decrease by Ps.14,608 (increase by Ps.16,442).

◾ If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by Ps.17,691 (decrease by Ps.15,037).

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

There was no change in the process followed by the Company to manage its risks from prior periods.

The average duration period of the benefit obligation as of December 31, 2023, is 14.26 years (2022: 14.40 years and 2021: 12.9 years).

Expected cash flows from termination benefits and seniority premium benefits for the next 10 years are as follows:

	Pensions		Seniority premium
Year	plan		Benefits		Total
2024	Ps.	10,772	Ps.	2,122	Ps.	12,894
2025		—		1,787		1,787
2026		2,816		2,582		5,398
2027		3,574		2,534		6,108
From 2028 and later		130,829		43,183		174,012
Total	Ps.	147,991	Ps.	52,208	Ps.	200,199

18.         Right of use assets, net and lease liability

As lessee

Lease contracts entered into by the Company are as follows:

In October 2008, the Company acquired the shares of Consorcio Grupo Hotelero T2, S.A. de C.V. As a result of this acquisition, the Company assumed the commitments established in the lease agreement signed with the Mexico City International Airport for a period of 20 years, to construct, prepare and operate a hotel, and manage commercial areas at Terminal 2 of the Mexico City International Airport, establishing a minimum guaranteed income (“MGI”), which updated amounted to Ps.3,106 annually, or a royalty of the 18% of the hotel’s revenue, whichever is greater. The MGI will be adjusted on an annual basis using the NCPI.

a.	The following is a summary of the right-of-use assets and the lease liability:

Cost	Buildings		Other		Total
Balance as of January 1, 2021	Ps.	232,790	Ps.	23,277	Ps.	256,067
Remediations		41,771		24,754		66,525
Decreases		(29,653)		(6,196)		(35,849)
Balance as of December 31, 2021	Ps.	244,908	Ps.	41,835	Ps.	286,743
Remediations		8,687		6,199		14,886
Decreases		—		(6,990)		(6,990)
Balance as of December 31, 2022	Ps.	253,595	Ps.	41,044	Ps.	294,639
Remediations		17,994		8,316		26,310
Decreases		(3,251)		(1,330)		(4,581)
Balance as of December 31, 2023	Ps.	268,338	Ps.	48,030	Ps.	316,368
Depreciation
Balance as of January 1, 2021	Ps.	(62,266)	Ps.	(15,554)	Ps.	(77,820)
Depreciation of the year		(32,339)		(8,936)		(41,275)
Decreases		27,555		1,928		29,483
Balance as of December 31,2021	Ps.	(67,050)	Ps.	(22,562)	Ps.	(89,612)
Depreciation of the year		(34,060)		(9,987)		(44,047)
Decreases		—		4,024		4,024
Balance as of December 31,2022	Ps.	(101,110)	Ps.	(28,525)	Ps.	(129,635)
Depreciation of the year		(33,447)		(7,654)		(41,101)
Decreases		2,471		1,339		3,810
Balance as of December 31,2023	Ps.	(132,086)	Ps.	(34,840)	Ps.	(166,926)

b.	Amounts recognized in consolidated statement of profit or loss statement:

	2023		2022		2021
Depreciation expense of right of use assets	Ps.	41,597	Ps.	43,189	Ps.	41,275
Interest expense on lease liabilities		28,847		25,592		24,402

c.	The following is a summary of the undiscounted lease liability:

	2023		2022		2021
Maturity analysis:
Less than one year	Ps.	43,535	Ps.	33,446	Ps.	41,107
Greater than 1 year and less than 3 years		43,751		97,177		83,359
Greater than 3 years		105,893		77,582		47,666
Total	Ps.	193,179	Ps.	208,205	Ps.	172,132

The Company does not face a significant liquidity risk with respect to its lease liabilities. Lease liabilities are monitored through the Company’s treasury department.

d.

As of December 31, 2023, 2022 and 2021, the total cash outflow for leases amounted to Ps.58,780, Ps.53,185 and Ps.54,589 (excluding items disbursed in excess of the IMG as variable participation), respectively.

As lessor

Revenues from operating leases

Mainly related to leases entered into by the Company, which are based on monthly rental payments that generally increase each year based on the NCPI, and/or the greater of a guaranteed minimum monthly rent plus a percentage of monthly income of the tenant. As of December 31, 2023, 2022 and 2021, the committed future rents to be received are as follows:

	Year ended December 31,
	2023		2022		2021
Duration:
Less than 1 year	Ps.	668,636	Ps.	383,779	Ps.	428,592
Greater than 1 year and less than 5 years		738,435		407,156		477,409
Greater than 5 years		369,289		111,757		120,726
Total	Ps.	1,776,360	Ps.	902,692	Ps.	1,026,727

Minimum lease payments in the table above do not include contingent rentals, such as increases by NCPI or increases by a percentage of the monthly income of the lessee. Contingent rental income recorded for the years ended December 31, 2023, 2022, and 2021 were Ps.414,934, Ps.335,892 and Ps.197,439, respectively.

Accrued operating lease income is detailed in note 26.

19.         Income taxes

The Company is subject to Income Tax (“ISR”), whose tax rate was 30% for 2023, 2022 and 2021, and will continue to be 30% for later years.

a.	Income tax are as follows:

	Year ended December 31,
	2023		2022		2021
Current ISR	Ps.	2,167,380	Ps.	1,653,920	Ps.	1,217,748
Deferred ISR		(127,938)		(278,400)		(245,569)
Income tax expense	Ps.	2,039,442	Ps.	1,375,520	Ps.	972,179

b.	As of December 31, 2023, 2022 and 2021, the principal items comprising the balance of the deferred ISR asset (liability) were:

			December 31,
	2023		2022		2021
Liabilities:
Provisions, allowances and labor obligations	Ps.	107,768	Ps.	150,040	Ps.	159,813
Investment in airport concessions, property, leasehold improvements and equipment, net		(163,345)		(216,843)		(225,726)
Tax loss carryforwards (1)		75		12,366		3,242
Recoverable tax on assets (2)		—		—		28,619
Others		(2,219)		(2,234)		(2,137)
Total liabilities	Ps.	(57,721)	Ps.	(56,671)	Ps.	(36,189)
Assets:
Provisions, allowances and labor obligations	Ps.	743,038	Ps.	625,408	Ps.	468,314
Investments in airport concessions, property, leasehold improvements and equipment, net		(53,622)		(102,196)		(243,480)
Tax loss carryforwards(1)		172,185		208,602		243,191
Recoverable tax on assets(2)		9,486		28,619		—
Others		(3,666)		(3,524)		(3,621)
Total assets	Ps.	867,421	Ps.	756,909	Ps.	464,404
Net deferred ISR asset	Ps.	809,700	Ps.	700,238	Ps.	428,215
(1)

As of December 31, 2023, 2022 and 2021, the Company recognized a deferred tax asset of Ps.172,260, Ps.220,968 and Ps.246,433, respectively, corresponding to the tax losses generated by its subsidiaries. All subsidiaries of the Company expect to benefit from losses in future years based on projections of taxable income and various strategies with favorable tax consequences.

(2)

The Company recognized the IMPAC paid during 2002 through 2007. In 2013, the Company recognized the deferred tax asset, which it expects to recover subject to certain conditions established in the Income Tax Law. During the year 2023 an amount of $19,133 was recovered. The updated amount as of December 31, 2023, was Ps.9,486 (note 20 f).

c.	The changes in deferred tax during the year are follows:

			December 31,
	2023		2022		2021
Beginning balance of deferred tax liability, net	Ps.	700,238	Ps.	428,215	Ps.	183,930
Deferred ISR in profit or loss		127,938		278,400		245,569
IMPAC recovery		(17,829)		—		—
Income tax effects recognized in other comprehensive income		(647)		(6,377)		(1,284)
Ending balance of deferred tax asset, net	Ps.	809,700	Ps.	700,238	Ps.	428,215

d.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

		Year ended December 31,
	2023			2022			2021
	Amount		Rate %	Amount		Rate %	Amount		Rate %
Income before income taxes	Ps.	7,059,868		Ps.	5,292,825		Ps.	3,835,809
Current ISR		2,167,380			1,653,920			1,217,748
Deferred ISR		(127,938)			(278,400)			(245,569)
Income tax expense and effective rate	Ps.	2,039,442	28.89%	Ps.	1,375,520	25.99%	Ps.	972,179	25.34%
Add effects of permanent differences, primarily, non-deductible expenses and inflationary effects for financial and tax purposes.		78,518	1.11%		212,327	4.01%		178,564	4.66%
Statutory rate	Ps.	2,117,960	30.00%	Ps.	1,587,847	30.00%	Ps.	1,150,743	30.00%

e.

Each airport concession has received approval from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) to carry forward their tax losses up to the earlier of the date of which such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession. The base years and amounts as of December 31, 2023, are as follows:

	Tax loss
Year of Origin	Carryforwards
2002	Ps.	7,939
2003		188,782
2004		160,627
2005		1,733
2007		3,157
2008		13,224
2012		33,600
2018		6,504
2019		6,989
2020		27,348
2021		24,591
2022		11,678
	Ps.	486,172

f.

In addition to the tax loss carryforwards of the airport concessionaires aforementioned, the Company has tax losses of other subsidiaries other than its concessionaires in the amount of Ps.88,026 the duration of which is 10 years under the Income Tax Law, and the expiration date of which is between 2032 and 2033.

g.	In 2023, 2022 and 2021, the Company utilized tax loss carryforwards in the amount of Ps.199,537, Ps.186,922 and Ps.258,900, respectively.

h.	The balances of shareholders’ equity tax accounts as of December 31 are:

	December 31,
	2023		2022		2021
Contributed capital account	Ps.	5,599,129	Ps.	5,349,827	Ps.	5,039,892
Net consolidated tax profit account		2,974,281		2,166,970		3,028,125
Total	Ps.	8,573,410	Ps.	7,516,797	Ps.	8,068,017

i.

Dividends paid from profits generated from January 1, 2014, to individuals residing in Mexico and residents abroad may be subject to additional income taxes of up to 10%, which shall be retained by the Company.

20.         Commitment and contingencies

Commitment by guarantor

a.

In April 2021, GACN issued long-term debt securities for Ps.1,000,000 and Ps.2,500,000 for 5 and 7 years, respectively, under a new program registered in 2021. The issues are guaranteed by Monterrey Airport, Chihuahua Airport and Culiacán Airport, which, together with the issuer, must meet a minimum guarantee of 80% of consolidated EBITDA.

b.

In March 2022, GACN issued long-term sustainability-linked notes securities for Ps.1,700,000 and Ps.2,300,000 for 5 and 7 years, respectively, under the program registered in 2021. The issues are guaranteed by Monterrey Airport, Chihuahua Airport and Culiacán Airport, which, together with the issuer, must meet a minimum guarantee of 80% of consolidated (EBITDA).

c.

In March 2023, GACN issued long-term sustainability-linked notes securities for Ps.640,000 and Ps.2,560,000 for 3.4 and 7 years, respectively, under the program registered in 2021. The issues are guaranteed by Monterrey Airport, Chihuahua Airport and Culiacán Airport, which, together with the issuer, must meet a minimum guarantee of 80% of consolidated (EBITDA).

Contingencies

I.	Property Tax

In the past, various municipalities initiated certain administrative enforcement procedures against the Company for tax credits for property taxes on the real estate where the airports of said cities are located. The airports have filed nullity claims against said procedures, which are pending of resolution and are detailed below.

Acapulco Airport:

In February 2019, the Municipal Inspection Directorate notified the Acapulco Airport, S.A. de C.V. (“Acapulco Airport”) in a letter addressed to the Mexican Airport and Auxiliary Services Agency (“ASA”) requiring proof of payment of Ps.27,012 (period from the first quarter of 1996 to the first quarter of 2019) for property tax. In response to the request, the Acapulco Airport presented clarifying briefs to the authority informing them that it was not properly addressed to ASA.

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

In May 2019, the Municipal Inspection Directorate presented a notification at the Acapulco Airport’s legal domicile, that directly attributed the tax credit indicated in subsection A) above to the Acapulco Airport and required payment of Ps.27,012 (period from the 1st two-month period of 1996 to the 1st two-month period of 2019) for property tax. A claim for annulment was filed against this resolution and the SCT was also called to trial as an interested third party. On November 4, 2022, the Regional Chamber resolved the accumulation of the files to resolve them in the same sentence.

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

Culiacán Airport:

In November 2018, the Revenue Department of the Municipal Treasury of Culiacán in the State of Sinaloa notified a resolution that determined Aeropuerto de Culiacán, S.A. de C.V. (“Culiacán Airport”) a tax credit in the amount of Ps.5,764 for urban property tax for the periods from the 4th quarter of 2013 to the 3rd quarter of 2018.

A claim for annulment was filed against this resolution and the SCT was also called to trial as an interested third party.

On January 17, 2024, the judgment was issued, determining the nullity of the challenged resolution in favor of the Culiacan Airport, determining that it is exempt from the payment of property tax, since it is a public property of the Federation.

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

Within the trial, the Company challenged the claims of the claimant based on the legitimacy of the possession derived from the Concession Title granted by the Ministry of Infrastructure, Communications and Transportation. The Ministry of Infrastructure Communications and Transportation was called to trial in defense of the interests of the Mexican government.

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

In compliance with the amparo judgment, on May 3, 2023, the First Civil Chamber of the Superior Court of Justice of the State of Chihuahua issued a new judgment in the appeal filed by the plaintiff, with a favorable result for the Ciudad Juarez Airport and other defendants.

The new judgment issued in the appeal confirmed the challenged First Instance Judgment (issued by the Third Civil Judge of the Bravos Judicial District, in the Ordinary Civil trial, currently called First Civil Court of the same District, under file number 1453/1995), determining that the property claimed by the plaintiff is destined to a public service and as long as it is not disaffected from such purpose, the reivindicatory action does not proceed.

The plaintiff challenged the appellate judgment, and it is currently pending resolution in the Collegiate Circuit Court.

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

Monterrey Airport

By means of an initial statement of claim dated May 18, 2023, the Estate of Manuel Garza Lagüera (the “Garza Lagüera Estate”) sued the Monterrey Airport, the Federal Government through the Ministry of Infrastructure, Communications and Transportation through the AFAC and others, several benefits in which it claimed the nullity of several legal acts by which the Airport acquired the property of certain plots of land (currently owned by the AFAC), its restitution and payment of damages.

Aeropuerto de Monterrey, S.A. de C.V., appeared at the trial and filed its answer to the lawsuit on August 10, 2023. The trial was suspended due to the processing of a plea of lack of jurisdiction by territory and subject matter, filed by Monterrey Airport.

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

III.Tax on Assets

Pursuant to the provisions of the Third Transitory Article of the Single Rate Business Tax Law, Aeropuerto de Monterrey, S.A. de C.V. (the “Airport”) on December 20, 2019, and December 16, 2020, respectively, requested a refund of the tax on asset it had paid in prior years.

On September 16, 2020, the Airport challenged the denial of the refund requested with respect to the 2018 fiscal year, which was resolved in favor of the Airport’s interests by the Federal Court of Administrative Justice. declaring the nullity of the challenged resolution to the effect that the amount requested for reimbursement be duly authorized.

Currently, compliance with the ruling is pending for the authority to refund the amount of asset tax paid.

Aeropuerto de Monterrey, S.A. de C.V. maintains an asset in the amount of Ps.9,846 in relation to amounts paid for tax on asset and corresponding to refunds for fiscal year 2018. Since the Airport estimates that an unfavorable resolution is unlikely, it has not recorded any provision in relation to the recoverable amount of asset tax.

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

b.	Categories of financial instruments and risk management policies

The principal categories of financial instruments, are:

		December 31,
Financial assets	Risk classification	2023		2022		2021
Cash and cash equivalents and other investments held to maturity	Credit and interest rate	Ps.	2,576,256	Ps.	3,336,420	Ps.	5,987,164
Receivables, net	Credit and exchange rate		1,298,399		1,266,110		1,085,670

Short-term and long-term debt	Interest rate, exchange rate and liquidity	10,676,708	10,184,336	7,696,622
Trade accounts payable(1)	Liquidity	385,503	326,290	213,207
Accrued interest	Liquidity	204,843	147,115	73,489
Short-term and long-term financial leasing	Liquidity	198,844	208,205	224,736
Accounts payable to related parties	Liquidity	452,933	286,479	269,249
(1)	Include the payments of employee statutory profit-sharing amounts, which were Ps.66,347, Ps.56,760 and Ps.31,365 as of December 31, 2023, 2022 and 2021, respectively.

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

Interest rate risk management — This risk principally stems from changes in the future cash flows of debt entered at variable interest rates (or with short-term maturity and presumable renewal) as a result of fluctuations in the market interest rates. The purpose of managing this risk is to lessen the impact in the cost of the debt due to fluctuations in such interest rates.

As of December 31, 2023, 2022 and 2021, the percentage in outstanding long-term debt at fixed and variable interest rates, is as follows:

	December 31,
	2023		2022		2021
Long-term debt	Ps.	10,700,000	Ps.	9,000,000	Ps.	5,000,000
% Fixed rate debt		68.8%		70%		80%
% Variable rate debt (1)		31.2%		30%		20%
(1)	Long-term debt contracted during 2023, 2022 and 2021 has a 28-day TIIE reference rate.

The proportion of long-term debt have interest payments at a variable rate, which exposes the Company to interest rate risk as a result of fluctuations in market interest rates. The risk exposure is mainly caused by the variations that could occur in in the reference interest rate used.

The Company manages this risk by constantly monitoring the changes of such interest rates. In recent years, the 28-day TIIE has increased. The 28-day TIIE was at its highest level on May 5, 2023 (11.5669)% and its lowest level on January 2, 2023 (10.76)%. Therefore, if interest rates increase significantly, the Company could evaluate to enter into hedging instruments to mitigate the interest rate risk.

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

As of December 31, 2023, 2022 and 2021, the Company maintained long-term debt, which accrue interest at a variable rate of Ps.3,340,000, Ps.2,700,000 and Ps.1,000,000, respectively (note 15, which disclose the outstanding balances and interest rates of the Company’s financial instruments).

A hypothetical, instantaneous and unfavorable 10% change in the 28-day TIIE interest rate applicable to the outstanding debt with variable rates would have resulted in an additional financing expense of approximately Ps.37,180, Ps.23,174, and Ps.3,736 for 2023, 2022 and 2021, respectively.

Exchange risk management – The Company performs transactions denominated in foreign currency; consequently, it is exposed to exchange rate risks, which are managed within the parameters of established and approved policies. The main risk related to the exchange rate involves changes in the value of the Mexican peso against the U.S. dollar.

Historically, a portion of the revenues generated by the Company’s airports (mainly derived from TUA charged to international passengers) are linked to U.S. dollars, although such revenues are collected in pesos based on the average exchange rate of the previous month. Of the Company’s consolidated revenues (excluding construction services revenues), 14.59%, 14.81% and 16.87% were from TUA of international passengers in 2023, 2022 and 2021, respectively. Substantially all other revenues of the Company are denominated in pesos. Based on an appreciation of 10% of the peso against the U.S. dollar, the Company believes that its revenues would have decreased by Ps.168,680, Ps.137,548 and Ps.116,929 in 2023, 2022 and 2021, respectively.

An appreciation of the Mexican peso against the U.S. dollar would reduce the U.S. dollar-denominated revenues and the Company’s obligations under U.S. dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Company’s U.S. dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

For the year ended December 31, 2023, the peso appreciated against the U.S. dollar by 13.11%, relative to the exchange rates prevailing at the end of 2022.

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

As of December 31, 2023, 2022 and 2021, a hypothetical, instantaneous and unfavorable change of 10% in the exchange rate of the peso against the U.S. dollar, applicable in the Company’s asset (liability) positions net of U.S.$16,033, U.S. $(903), and U.S.$17,459 (amounts in thousands) would have resulted in an exchange (gain) loss of approximately Ps.(27,076), Ps.1,758 and Ps.(35,734) as of December 31, 2023, 2022 and 2021, respectively.

The carrying values of monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are as follows (amounts in thousands):

	Liabilities						Assets
	December 31,						December 31,
Currency	2023		2022		2021		2023		2022		2021
U.S. dollars	U.S.$	(3,832)	U.S.$	(6,472)	U.S.$	(4,784)	U.S.$	19,835	U.S.$	5,569	U.S.$	22,243

The transactions in thousands of U.S. dollars for the years ended December 31, 2023, 2022 and 2021, are as follows:

	December 31,
	2023		2022		2021
Revenues:	U.S.$	9,745	U.S.$	6,967	U.S.$	3,381
Expenses:
Technical assistance	U.S.$	4,010	U.S.$	3,766	U.S.$	3,766
Insurance		118		1,150		1,392
Purchase of machinery and maintenance		22,717		18,890		5,071
Software		2,181		909		251
Professional services, fees and subscriptions		4,353		3,991		1,531
Construction of industrial warehouse		—		50,767		—
Other		61,636		11,981		15,554

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31,
	2023		2022		2021
U.S. dollar exchange rate
As reported by the Mexican Central Bank	Ps.	16.9190	Ps.	19.4715	Ps.	20.4672

As of April 3, 2024, the exchange rate as reported by the Mexican Central Bank was Ps.16.5673.

d.	Credit risk

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

The Company’s maximum credit risk exposure is presented in the amounts included in the table in subsection b) as well as within the past due but not impaired analysis of accounts receivable, included in note 7. The Company holds bonds and deposits that mitigate the credit risk, being the most relevant the guaranteed deposits registered as a liability in the consolidated statements of financial position.

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

These days are granted depending on the guarantee that the customer can provide. In case of default, customers will be subject to penalties and/or a legal collection process. For both credit customers and cash customers, there are established guarantees, which may include the following: trust, deposit, letter of credit, liquid credit, mortgage and collateral.

As of December 31, 2023, 2022 and 2021, the allowance for doubtful accounts, principally related with accounts receivable, are the amounts described in note 7.

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

As of December 31, 2023	2024		2025-2027		2028-2030		Total
Long-term debt	Ps.	—	Ps.	3,340,000	Ps.	7,360,000	Ps.	10,700,000
Interest(1)		1,050,856		2,577,708		1,089,058		4,717,622
Trade accounts payable		385,503		—		—		385,503
Interest Payable		204,843		—		—		204,843
Lease Liabilities(2)		44,928		153,916		—		198,844
Accounts payable with related parties		452,933		—		—		452,933
Total	Ps.	2,139,063	Ps.	6,071,624	Ps.	8,449,058	Ps.	16,659,745

As of December 31, 2022	2023		2024-2026		2027-2029		Total
Long-term debt	Ps.	1,500,000	Ps.	1,000,000	Ps.	6,500,000	Ps.	9,000,000
Interest(1)		804,897		1,880,865		770,175		3,455,937
Trade accounts payable		332,287		—		—		332,287
Interest Payable		147,115		—		—		147,115
Lease Liabilities(2)		33,446		174,759		—		208,205
Accounts payable with related parties		286,479		—		—		286,479
Total	Ps.	3,104,224	Ps.	3,055,624	Ps.	7,270,175	Ps.	13,430,023

As of December 31, 2021	2022		2023-2025		2026-2028		Total
Long-term debt	Ps.	—	Ps.	1,500,000	Ps.	3,500,000	Ps.	5,000,000
Interest(1)		368,995		863,034		472,801		1,704,830
Trade accounts payable		213,207		—		—		213,207
Interest Payable		73,489		—		—		73,489
Lease Liabilities		29,332		195,404		—		224,736
Accounts payable with related parties		269,249		—		—		269,249
Total	Ps.	954,272	Ps.	2,558,438	Ps.	3,972,801	Ps.	7,485,511
(1)	The projected interest is determined, in the case of obligations with a variable rate, based on TIIE.
(2)	The time value of money effect of other financial liabilities is immaterial, so they are presented at present value.

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

Financial liabilities

Long-term debt (note 15)

December 31, 2023				December 31, 2022				December 31, 2021
Book value		Fair value		Book value		Fair value		Book value		Fair value
Ps.	10,700,000	Ps.	10,405,840	Ps.	9,000,000	Ps.	9,740,228	Ps.	5,000,000	Ps.	4,811,410

	Hierarchy of fair value as of December 31, 2023
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	10,405,840	Ps.	—	Ps.	—	Ps.	10,405,840

	Hierarchy of fair value as of December 31, 2022
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	9,740,228	Ps.	—	Ps.	—	Ps.	9,740,228

	Hierarchy of fair value as of December 31, 2021
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	4,811,410	Ps.	—	Ps.	—	Ps.	4,811,410
(1)	The fair value of the financial liabilities included in Level 1, corresponds to stock certificates listed on the Mexican Stock Exchange

22.          Shareholders’ equity

a.	Subscribed and paid-in capital stock as of December 31, 2023, 2022 and 2021, is comprised of ordinary, nominal shares, composed as follows:

	December 31, 2023, 2022 and 2021
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	340,345,556	Ps.	262,447
Series BB Class I	49,766,000		38,375
Share Repurchases	(3,942,131)		(3,040)
	386,169,425	Ps.	297,782

b.	At the Ordinary Shareholders’ Meetings held on April 24, 2023, April 22, 2022, and April 21, 2021, and the results for the years ended December 31, 2022, 2021 and 2020, respectively, were approved.
c.

On February 13, 2023, in accordance with the resolutions adopted at the General Ordinary Stockholders’ Meeting the Board of Directors determined the payment of a dividend in the amount of Ps.1,450,000 to be made in a single payment at the rate of 3.716885536 pesos per share. The payment date was March 2, 2023.

d.

In resolutions adopted at the Annual Ordinary General Shareholders’ Meeting held on April 21, 2023, it was approved, the payment of a cash dividend to stockholders of Ps.2,300,000 in two installments: the first for Ps.1,800,000 at 4.614064804 pesos per share, which was paid on June 22, 2023, and the second for Ps.500,000 at 1.281684668 pesos per share, which was paid on September 20, 2023.

e.

On January 7, 2022, in accordance with the resolutions adopted at the General Ordinary Stockholders’ Meeting held on December 22, 2022, the Board of Directors determined the payment of a dividend in the amount of Ps.4,370,000 to be made in a single payment at the rate of 11.201923995 pesos per share. The payment date was January 19, 2022.

f.	In resolutions adopted at the Annual Ordinary General Shareholders’ Meeting held on April 22, 2022, it was approved:
•

The payment of a cash dividend to stockholders of Ps.2,300,000 in two installments: the first for Ps.1,800,000 at 4.614064804 pesos per share, which was paid on May 24, 2022, and the second for Ps.500,000 at 1.281684668 pesos per share, which was paid on July 25, 2022.

•

The increase of the reserve for the repurchase of Company´s shares to Ps.1,500,000, for which the amount of Ps.471,812 was transferred from the retained earnings. Likewise, it was approved to exercise up to said amount, in the period between the date of this Meeting and the date of the Meeting that approves the results of the 2022 fiscal year.

g.

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

The number of shares does not reflect unsubscribed and unpaid shares held in treasury.

j.	During 2021, 3,942,131 shares were repurchased, for the amount of Ps.474,852. As of December 31, 2023, 2022, and 2021, the market price per share was 157.57, 149.82 and 137.51, pesos, respectively.

k.

Shareholders’ equity, except restated paid - in capital and tax - retained earnings, will be income tax on dividends by the Company to the effect upon the distribution rate. Any tax paid on such distribution may be credited against income tax for the year in which the tax on dividends and the following two years, against the tax for the year and interim payments thereof is paid.

l.

Retained earnings include the statutory legal reserve. Under the Mexican General Corporations Law, at least 5% of the year’s net profits must be placed in a legal reserve until the reserve equals an amount representing 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the Company is dissolved and must be replenished if it is reduced for any reason. As of December 31, 2023, 2022 and 2021 it amounts to Ps.59,556.

23.         Accumulated other comprehensive loss.

Accumulated other comprehensive loss is as follows:

	Labor obligations
	Amount		Deferred taxes		Total
Balance as of January 1, 2021	Ps.	(17,379)	Ps.	12,446	Ps.	(4,933)
Movements of the year		4,281		(1,284)		2,997
Balance as of December 31, 2021		(13,098)		11,162		(1,936)
Movements of the year		21,258		(6,377)		14,881
Balance as of December 31, 2022		8,160		4,785		12,945
Movements of the year		2,157		(647)		1,510
Balance as of December 31, 2023	Ps.	10,317	Ps.	4,138	Ps.	14,455

Labor obligations generate the effect of actuarial gains or losses.

24.         Related party balances and transactions

As mentioned in note 2 d), on December 7, 2022, VINCI indirectly acquired 29.99% of the shares representing the capital stock of GACN through the acquisition of 100% of the shares representing the capital stock of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”) and of Aerodrome Infrastructure S.á r. l. (“Aerodrome”). ICA Tenedora, S. A. de C. V. (“ICATEN”), which was an affiliate of SETA, ceased to be a related party of the Company on December 7, 2022. As a result, balances and transactions of GACN with ICATEN and its subsidiaries are presented as balances and transactions with related parties until December 7, 2022, and balances and transactions after that date are disclosed as transactions entered into with third parties because they do not represent transactions between related parties of the Company.

a.	Advance payments for construction to related parties are as follows:

	December 31,
	2023		2022		2021
ICA Constructora, S.A. de C.V. (1)	Ps.	—	Ps.	—	Ps.	939
Autovía Golfo Centro, S.A. de C. V. (1)		—		—		215,772
VCD Construcción y Desarrollo, S.A.P.I. de C. V. (2)		2,899		1,872		6,787
MVD 1994 Real State Construction. S.R.L. DE c.v.		11,466		4,436		—
VCD Inmobiliaria y Construcción, S. A. P. I. de C. V. (2)		29,308		3,294		—
	Ps.	43,673	Ps.	9,602	Ps.	223,498

b.	The accounts payable with related parties are as follows:

	December 31,
Payable:	2023		2022		2021
Servicios de Tecnología Aeroportuaria, S.A. de C.V. (2)	Ps.	186,971	Ps.	123,905	Ps.	78,939
Operadora Nacional Hispana, S.A. de C.V. (2)		5,906		5,100		2,949
VCD Construcción y Desarrollo, S.A.P.I. de C.V. (2)		2,767		3,157		3,508
ICA Ingeniería S. A. de C. V. (1)		—		—		367
Actica Sistemas, S. de R.L. de C.V. (1)		—		—		4,026
Autovía Golfo Centro S.A. de C.V. (1)		—		—		30,757
GGA Capital, S.A.P.I. de C.V. (2)		247,695		149,695		110,495
VCD Inmobiliaria y Construcción, S.A.P.I. de C.V. (2)		819		3,864		—
ICA Constructora, S. A. de C. V. (1)		—		—		27,419
Controladora de Operaciones de Infraestructura, S.A. de C.V. (1)		—		—		10,298
Grupo Hotelero Santa Fe, S. A. de C. V. (2)		635		758		491
MVD 1994 Real Estate Construction, S.R.L. de C.V.		8,140		—		—
	Ps.	452,933	Ps.	286,479	Ps.	269,249
(1)	Entity considered as related party until December 7, 2022
(2)	Affiliated entity

The balance payable to GGA Capital, S.A.P.I. of C.V. for Ps.247,695, Ps.149,695 and Ps.110,495 corresponds to short term loans of OMA VYNMSA Aeroindustrial Park S.A. de C.V. as of December 31, 2023, 2022 and 2021, respectively. Loans generated interest at a 91-day TIIE rate plus 4.25 percentage points, the interest rate was 15.725% and 11.7249%, respectively.

c.	The principal transactions with related parties performed in the normal course of business, are as follows:

	Year ended December 31,
	2023		2022		2021
Capital Expenditures:
Industrial warehouse	Ps.	130,079	Ps.	52,550	Ps.	7,548
Expenses:
Payments from technical assistance received		237,896		177,667		133,458
Administrative services		50,300		24,834		23,420
Improvements to assets under concession:
Terminal building		—		1,083,039		961,061

Compensation to directors and officers comprising the Board of Directors, Audit Committee, Corporate Practices Committee, Finance, Planning and Sustainability were Ps.6,974, Ps.15,738, and Ps.18,084 for 2023, 2022, and 2021, respectively.

Employee Benefits – Employee benefits granted to key management personnel of the Company were comprised solely of short-term benefits of Ps.101,166, Ps.149,585 and Ps.78,048 in 2023, 2022 and 2021, respectively.

Technical Assistance – On December 14, 2020, a Third Amending Agreement to the Technical Assistance and Technology Transfer Agreement with SETA was signed with a term through December 31, 2021, and automatic annual renewals thereafter.

The annual consideration under the amendment is the greater of U.S. $ 3,766 (thousand), (updated annually according to the U.S. consumer price index) and 3% of the Company’s consolidated EBITDA before payment of the technical assistance fee. For purposes of this calculation, consolidated EBITDA before technical assistance considers exclusively airport concessions and companies that directly or indirectly provide employee services to airports.

In 2023 the variable part of the consideration for this concept was greater than the fixed part of US$4,009 (thousand). In 2022 and 2021 the variable part of the consideration for this concept was greater than the fixed part of US$3,766 (thousand).

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

As of December 31, 2023, SETA holds 12.9% of GACN’s outstanding capital stock in the form of series “BB” shares and, additionally holds 1.9% in the form of Series “B” shares.

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

					Construction		Depreciation								MDP Expenditures		Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		and other Capital		in airport
December 31, 2023	revenues		revenues		revenues		amortization		Income		segment		segment		Expenditures		concessions

Metropolitan
Monterrey	Ps.	4,254,275	Ps.	833,676	Ps.	1,125,682	Ps.	225,581	Ps.	1,503,933	Ps.	10,323,349	Ps.	2,927,224	Ps.	1,237,299	Ps.	6,842,886
Tourist
Acapulco		326,157		38,184		64,558		48,495		107,762		1,565,723		320,234		71,705		1,311,101
Mazatlán		596,145		66,801		114,235		22,941		196,083		1,532,767		208,420		139,367		789,260
Zihuatanejo		253,766		27,868		78,863		22,150		83,393		913,976		251,686		146,683		801,841
Regional
Chihuahua		651,442		66,514		153,019		30,434		212,353		1,366,801		539,326		252,864		956,330
Culiacan		877,897		74,315		431,568		26,344		281,698		1,689,917		685,822		442,301		1,211,187
Durango		194,373		13,853		132,316		12,048		61,587		595,674		265,070		136,369		483,360
San Luis Potosi		296,570		39,762		116,144		28,799		99,479		1,040,924		709,305		118,038		842,221
Tampico		206,586		25,573		81,292		20,084		68,667		724,399		244,303		139,318		626,373
Torreon		288,548		27,073		71,347		12,125		93,315		602,710		236,674		103,514		411,432
Zacatecas		175,109		13,353		44,982		11,668		55,681		377,824		160,612		53,008		315,380
Border
Ciudad Juarez		719,269		53,050		459,571		19,808		228,434		1,732,844		921,913		460,640		1,212,467
Reynosa		175,723		13,111		24,423		26,486		55,852		881,059		408,348		34,726		704,425
Hotel
NH T2 Hotel		—		277,536		—		51,532		77,121		462,707		216,047		31,412		—
Hilton Garden Inn		—		115,248		—		11,799		34,809		208,732		50,902		3,339		—
Industrial Park:
VYNMSA		—		91,996		—		41,346		38,901		797,012		552,521		205,741		—
Other		—		5,793,471		—		40,927		7,902,852		25,352,946		14,213,251		67,552		—
Total		9,015,860		7,571,384		2,898,000		652,567		11,101,920		50,169,364		22,911,658		3,643,876		16,508,263

Eliminations		(84,203)		(4,943,961)		—		(11,224)		(3,035,011)		(24,931,769)		(7,512,565)		—		(86,959)

Consolidated	Ps.	8,931,657	Ps.	2,627,423	Ps.	2,898,000	Ps.	641,343	Ps.	8,066,909	Ps.	25,237,595	Ps.	15,399,093	Ps.	3,643,876	Ps.	16,421,304

					Construction		Depreciation								MDP Expenditures		Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		and other Capital		in airport
December 31, 2022	revenues		revenues		revenues		amortization		Income		segment		segment		Expenditures		concessions

Metropolitan
Monterrey	Ps.	3,142,454	Ps.	699,779	Ps.	1,414,207	Ps.	168,595	Ps.	1,337,766	Ps.	10,064,910	Ps.	2,917,998	Ps.	1,461,476	Ps.	5,922,640
Tourist
Acapulco		275,301		38,444		76,474		46,760		106,615		1,563,437		314,200		86,876		1,292,170
Mazatlán		472,741		57,766		142,254		20,999		182,543		1,538,740		250,217		148,605		697,290
Zihuatanejo		219,411		25,255		98,199		21,487		85,484		807,473		194,626		127,168		744,069
Regional
Chihuahua		546,445		56,993		108,683		26,643		210,624		1,244,337		416,547		137,204		831,637
Culiacan		754,160		67,591		127,961		24,174		284,812		1,288,354		315,449		198,690		804,427
Durango		178,142		13,485		91,796		10,182		64,228		492,548		198,914		209,505		362,520
San Luis Potosi		246,795		41,350		55,609		26,006		99,870		923,689		598,902		99,163		753,573
Tampico		177,992		20,297		78,079		17,619		69,212		697,865		252,466		82,426		565,004
Torreon		231,357		25,193		55,155		11,334		89,481		531,591		163,161		88,188		351,927
Zacatecas		164,052		13,616		65,542		9,405		62,141		361,218		129,973		83,413		281,018
Border
Ciudad Juarez		568,204		39,277		258,922		18,108		212,342		1,315,268		580,324		272,255		770,990
Reynosa		149,878		10,796		77,372		24,422		55,664		866,773		421,733		98,412		705,859
Hotel
NH T2 Hotel		—		238,845		—		45,647		66,884		491,404		206,241		59,814		—
Hilton Garden Inn		—		94,067		—		11,758		24,652		292,959		39,681		1,793		—
Industrial Park:
VYNMSA		—		81,863		—		30,695		41,608		592,992		350,088		82,554		—
Other		—		3,956,228		—		47,485		5,881,324		22,847,549		13,195,643		54,071		—
Total		7,126,932		5,480,845		2,650,253		561,319		8,875,250		45,921,107		20,546,163		3,291,613		14,083,124

Eliminations		(71,389)		(3,251,043)		(830)		(10,119)		(2,810,764)		(22,851,129)		(6,030,805)		(830)		(142,758)

Consolidated	Ps.	7,055,543	Ps.	2,229,802	Ps.	2,649,423	Ps.	551,200	Ps.	6,064,486	Ps.	23,069,978	Ps.	14,515,358	Ps.	3,290,783	Ps.	13,940,366

					Construction		Depreciation								MDP Expenditures		Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		and other Capital		in airport
December 31, 2021	revenues		revenues		revenues		amortization		Income		segment		segment		Expenditures		concessions

Metropolitan
Monterrey	Ps.	2,371,178	Ps.	551,744	Ps.	908,960	Ps.	142,152	Ps.	505,076	Ps.	9,851,832	Ps.	2,328,736	Ps.	1,013,223	Ps.	4,656,916
Tourist
Acapulco		196,631		33,250		44,088		45,693		41,484		1,610,833		475,820		52,188		1,259,100
Mazatlán		317,004		46,368		45,625		19,254		57,049		1,472,456		182,768		54,387		575,299
Zihuatanejo		137,018		22,127		129,957		20,058		26,664		773,651		213,664		130,553		665,716
Regional
Chihuahua		419,027		48,531		63,456		26,384		79,271		1,156,808		311,608		64,277		747,296
Culiacan		573,506		57,560		91,262		22,442		109,180		1,291,889		218,694		93,664		698,863
Durango		155,408		14,536		35,600		10,082		31,170		433,110		178,875		37,840		280,275
San Luis Potosi		192,712		38,345		67,399		24,150		35,288		975,174		592,318		69,963		722,596
Tampico		133,178		20,054		130,162		12,083		21,775		607,634		263,087		133,222		504,349
Torreon		175,268		24,450		28,802		10,811		32,917		455,251		150,071		130,982		307,785
Zacatecas		132,427		14,996		18,318		8,419		21,138		304,253		119,919		38,291		223,770
Border
Ciudad Juarez		403,208		36,148		165,532		15,201		74,111		908,182		322,338		200,447		528,488
Reynosa		119,950		12,133		74,664		20,472		24,219		889,245		490,399		86,752		652,159
Hotel
NH T2 Hotel		—		171,005		—		42,054		35,708		517,121		205,908		105		—
Hilton Garden Inn		—		52,483		—		9,634		5,789		309,245		32,992		—		—
Industrial Park:
VYNMSA		—		68,294		—		28,186		31,222		486,130		262,011		16,127		—
Other		—		4,118,094		—		30,155		4,293,516		23,092,832		10,190,295		10,080		—
Total		5,326,515		5,330,118		1,803,825		487,230		5,425,577		45,135,646		16,539,503		2,132,101		11,822,612

Eliminations		(48,787)		(3,676,739)		(14,922)		—		(1,315,188)		(22,246,505)		(4,888,594)		(14,923)		(141,928)

Consolidated	Ps.	5,277,728	Ps.	1,653,379	Ps.	1,788,903	Ps.	487,230	Ps.	4,110,389	Ps.	22,889,141	Ps.	11,650,909	Ps.	2,117,178	Ps.	11,680,684

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

Following is a detail of the composition of revenues of the Company, using the classification established by the General Airports Law and its related regulations, with the exception of non-aeronautical revenues as mentioned in the preceding paragraph:

	Year ended December 31,
	2023		2022		2021
Aeronautical services:
Domestic TUA	Ps.	6,150,256	Ps.	4,791,166	Ps.	3,422,714
International TUA		1,686,799		1,375,479		1,169,292
Landing charges		329,770		269,796		206,114
Platform for embarking and disembarking		238,054		185,785		134,436
Aircraft parking charges on extended stay or overnight		59,556		42,922		36,539
Domestic and international passenger and carry-on baggage check		81,490		63,682		52,998
Aerocars and jetways		32,664		28,168		22,395
Other airport services, leases and regulated access rights(2)		353,068		298,545		233,240
Total revenues from aeronautical services	Ps.	8,931,657	Ps.	7,055,543	Ps.	5,277,728

	Year ended December 31,
	2023		2022		2021
Non-aeronautical services:
Commercial activities
Car parking charges	Ps.	418,525	Ps.	340,095	Ps.	217,728
Advertising(1)		82,512		73,579		70,338
Retail operations(1)		151,477		124,726		86,128
Food and beverage(1)		245,311		176,844		120,148
Car rental operators(1)		245,225		205,019		142,651
Time share developers(1)		17,899		16,960		13,557
Financial services(1)		13,705		13,013		8,355
Communication and services(1)		17,788		16,350		18,137
Services to passenger		4,893		5,232		3,561
VIP lounges		103,355		80,933		49,381
Other services		70,799		59,152		49,593
Total revenue from commercial activities		1,371,489		1,111,903		779,577

Diversification activities:
Hotel services		379,303		325,495		221,728
OMA Carga		346,441		329,793		257,210
Real estate services		35,457		26,364		19,721
Industrial services		80,967		73,760		63,737
Other services		15,374		10,858		6,889
Total diversification activities		857,542		766,270		569,285

Complementary activities:
Leasing of space(1)		110,314		118,851		122,639
Access rights		29,936		24,892		21,316
Checked baggage inspection		246,930		198,336		150,238
Other services		11,212		9,550		10,324
Total of complimentary activities		398,392		351,629		304,517
Total revenue from non-aeronautical services	Ps.	2,627,423	Ps.	2,229,802	Ps.	1,653,379
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

Approximately 75% of consolidated revenues for the years ended December 31, 2023, 2022 and 2021, generated by the Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua, Ciudad Juárez, and San Luis de Potosí Airports.

27.         Cost of services

The cost of services is as follows:

	Year ended December 31,
	2023		2022		2021
Wages and salaries	Ps.	318,660	Ps.	281,460	Ps.	229,358
Maintenance		183,628		145,931		142,069
Security and insurance		146,018		142,147		128,299
Utilities (electric, cleaning and water)		192,065		166,280		144,727
Building lease		—		8,609		2,015
Allowance for doubtful accounts		5,767		4,711		646
Cost of hotel service		93,098		70,319		44,282
Equipment lease, fees and others		119,720		104,181		90,711
	Ps.	1,058,956	Ps.	923,638	Ps.	782,107

28.         Subsequent event

On April 26, 2024, GACN reported that, further to the resolutions adopted at the Annual General Ordinary Stockholders’ Meeting held on April 26, 2024 shareholders approved a cash dividend in the amount of Ps.4,250,000, to be paid in two installments: the first installment of Ps.2,125,000 no later than May 31, 2024, and a second installment of Ps.2,125,000, no later than November 30, 2024.

29.         Authorization for the issuance of the consolidated financial statements

The Company’s consolidated financial statements were authorized for issuance on April 29, 2024, by the Chief Executive Officer, Ricardo Dueñas Espriu and Ruffo Pérez Pliego del Castillo, General Director of Administration and Finance and, consequently do not reflect the events occurred after that date.

The consolidated financial statements as of December 31, 2022, were approved by the Annual Stockholders’ Meeting held on April 24, 2023.

* * * * * *