Form 20-F
period 2024-12-31
Central North Airport Group
filed 2025-04-29
CIK 1378239

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Item 3.          Key Information

RISK FACTORS

Risks Related to the Regulation of Our Business

We provide a public service regulated by the Mexican government, and the flexibility in managing aeronautical activities is limited by the regulatory environment in which we operate.

A significant portion of our revenues derive from government regulated aeronautical fees charged to airlines and passengers in connection with the operation and use of our airport infrastructure. In, 2022, 2023 and 2024, aeronautical services accounted for 59.1%, 61.8% and 60.6%, respectively, of our total revenues, and 76.0%, 77.3%, and 74.8%, respectively, of our combined aeronautical and non-aeronautical revenues. The Mexican government sets maximum allowable rates for these charges which are reviewed periodically. These regulations may limit our flexibility to operate, which could result in a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized or determined by the Ministry of Infrastructure, Communications and Transportation every five years. Except under limited circumstances, we cannot unilaterally change the terms of our Master Development Programs, including the amounts of any agreed commitments and the requirement to provide a public service established in our concessions, nor can we increase the maximum tariffs under these regulations should the passenger traffic or other underlying assumptions change during the applicable five-year term.

On October 4, 2023, the Mexican Federal Civil Aviation Agency, a decentralized agency of the Ministry of Infrastructure, Communications and Transportation, notified us of an amendment to the terms of the Bases for Tariff Regulation (Bases de Regulación Tarifaria) included in Annex 7 of our concessions. Such amendment was further modified on October 19, 2023. The amendment to the terms of Annex 7 of our concessions, and changed the maximum annual rates that our airports can charge for their services effective as of January 1, 2024. Following the announcement by the Mexican Federal Civil Aviation Agency of the amendment on October 4, 2023 our stock price on the Mexican Stock Exchange declined by 26%. We cannot guarantee that the Mexican Federal Civil Aviation Agency or any other regulatory authority will refrain from further amending the terms of the Bases for Tariff Regulation, which may potentially affect the maximum tariffs for each airport and result in a material adverse impact on our business operations, financial performance, and overall results. See “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business— The regulations pursuant to which the maximum tariffs applicable to the aeronautical revenues are established do not guarantee that our consolidated results of operations, or the results of operations of any of our airports, will be profitable, or that we will realize the expected return on investment.”

Although our Master Development Programs and maximum tariffs through 2025 have been set, we cannot predict what our Master Development Program and maximum tariffs will be for the following five-year term. When determining the maximum tariffs for the next five-year period, the Ministry of Infrastructure, Communications and Transportation may be solicited by different entities such as the Federal Economic Competition Commission (“COFECE”) and the carriers operating at our airports, which may request said Ministry to lower our maximum tariffs, which could have an adverse effect on our profitability, financial condition and results of operation. The laws and regulations governing our business, including the rate-setting process and the Mexican Airport Law, may also be amended in the future or be applied or interpreted in a way that could have a material adverse effect on our business, results of operations, prospects and financial condition.

Our results of operations may be adversely affected by required efficiency adjustments to our maximum tariffs.

Our maximum tariffs are subject to annual efficiency adjustments determined by the Ministry of Infrastructure, Communications and Transportation, which have the effect of reducing our maximum tariffs for each year to reflect projected efficiency improvements. For each of the five-year periods ending December 31, 2020 and December 31, 2025, the maximum tariffs applicable to our airports were subject to annual efficiency adjustments of 0.7% in real terms. The Ministry of Infrastructure, Communications and Transportation will determine the future efficiency adjustment applicable to our maximum tariffs for the five-year term starting on January 2026, and thereafter. See “Item 4. Information on the Company—Regulatory Framework—Revenue Regulation—Methodology for Determining Future Maximum Tariffs.” We cannot provide assurance that we will achieve efficiency improvements sufficient to maintain or increase our operating income as a result of the progressive decrease in each of our airports’ maximum tariff.

We cannot predict how the regulations governing our business will be applied.

We are subject to several laws and regulations, including the terms of our concessions, as well as to the oversight of various regulatory authorities. Failure to comply with the terms of our concessions, the Mexican Airport Law and its regulations, other laws applicable to us, directives issued by an administrative agency or government authority may result in a range of sanctions. We cannot predict the specific sanctions that could be imposed on us for violations to our applicable regulations and it may be difficult to ensure our compliance thereof. In addition, we cannot assure you that the price regulation framework applicable to our operations will not be amended in the future to impose further restrictions on our operations or to regulated additional sources of revenues.

On November 13, 2023, the Mexican government published a decree amending the Mexican Federal Duties Law (Ley Federal de Derechos). The amendments included the increase in the fee paid by airport concessionaires to the federal government (the “Concession Tax Payment”) from 5% to 9% effective as of January 1, 2024. The excess Concession Tax Payments related to aeronautical activities made during 2024 and 2025, will be incorporated as an addition to the reference value in the following ordinary review that encompasses the years from 2026 to 2030, as per the bases for Tariff Regulation. The excess payments corresponding to the regulated revenues for the following years, will be incorporated to the maximum tariff formula, as per the maximum tariff regulation.

In 2014, the Mexican Federal Antitrust Law (Ley Federal de Competencia Económica), was amended significantly granting the COFECE with broader regulatory powers, including oversight of essential facilities and enforcement of market competition. These powers included the ability to enforce changes in business operations that could notably affect companies, especially regarding mergers, anti-competitive practices, liabilities, and fines. Specifically, the COFECE recognized that landing, take-off and platform use and control in Mexico City International Airport were essential services due to their impact on competitive access to flight schedules and air flight transportation. To address the observed inefficiencies and anti-competitive effects, the COFECE issued guidelines and corrective measures applicable to access to those essential services in 2017. However, subsequent regulatory amendments and guidelines from the Ministry of Infrastructure, Communications and Transportation for the allocation of slots were found inadequate and contradictory to these measures by the COFECE. This led to a legal dispute over the regulatory authority on flight slot allocation, culminating in the Mexican Supreme Court’s ruling against the COFECE in November 2019.

Even though none of our airports have been declared congested as of the date of this report, we cannot predict whether or when this may happen. Similarly, we cannot predict whether COFECE, or eventually the New Antitrust Agency (as defined below), will declare any of our airports, or any complementary or commercial service provided at the airports, as an essential service, and establish rules, recommendations, guidelines or conditions that could limit or restrict our aeronautical and/or non-aeronautical revenues.

On December 20, 2024, the Executive Branch published a constitutional amendment to Article 28 (the “Constitutional Amendment”) in the Federal Official Gazette, dissolving seven autonomous authorities, including COFECE. Pursuant to the Constitutional Amendment, COFECE’s functions will be transferred to a newly created antitrust agency (the “New Antitrust Agency”), which, although decentralized from the Executive Branch, will have legal status, its own budget, and technical and operational independence in its decisions, organization, and operation. Additionally, the separation between the investigative and adjudicative authorities will be maintained. Likewise, pursuant to the Constitutional Amendment, the Federal Congress will issue new antitrust legislation. As of today, the exact date on which the new antitrust legislation will be issued, and when COFECE will be officially extinguished remains uncertain.

We cannot predict whether the new antitrust legal framework to be issued by the Federal Congress pursuant to the Constitutional Amendment will provide the same, similar, or broader regulatory powers than the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica), that could lead to the issuance of rules, recommendations, guidelines, or conditions that could limit or restrict our aeronautical and/or non-aeronautical revenues.

On May 3, 2023, the Airports Law (Ley de Aeropuertos) was amended to introduce several changes, including (i) the new administrative nature of the Mexican Federal Civil Aviation Agency from a regulatory agency to a decentralized administrative entity (órgano administrativo desconcentrado) of the Ministry of Infrastructure, Communications and Transportation; (ii) enhancing the regulatory and supervisory responsibilities of the Mexican Federal Civil Aviation Agency over civil aviation matters, which were previously assigned to the Ministry of Infrastructure, Communications and Transportation, including the issuance of technical and administrative regulations applicable to the Master Development Programs; (iii) coordinating security regulations to restore Mexico’s FAA safety rating to Category 1 (which was recovered in September, 2023); (iv) authorizing the Ministry of Infrastructure, Communications and Transportation to grant, for an indefinite term, assignments to state-owned entities for the management, operation, and, if applicable, construction of airports; (v) the requirement to notify the Ministry of Infrastructure, Communications and Transportation or the Mexican Federal Civil Aviation Agency of any amendments to their bylaws, early dissolution, change of purpose, merger, transformation, spin-off and any transfer of shares, even if these do not result in a change of control of the holder of the concession; and (vi) establishing that the concession may be terminated if sanctions are imposed more than twice for the same violation, such as exceeding an airport’s maximum tariff, within a 10-year period. See “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business— We cannot predict how the regulations governing our business will be applied.” As of the date of this filing, we cannot determine whether these amendments could affect the Mexican economy or our operations.

The regulations pursuant to which the maximum tariffs applicable to the aeronautical revenues are established do not guarantee that our consolidated results of operations, or the results of operations of any of our airports, will be profitable, or that we will realize the expected return on investment.

The regulations applicable to our aeronautical activities limit the annual maximum tariff we can charge in each airport. Such annual maximum tariff is the maximum annual amount of revenues from services subject to price regulation that we may earn per “workload unit,” which is defined as one passenger or 100 kilograms (220 pounds) of cargo.

On November 30, 2020, the Ministry of Infrastructure, Communications and Transportation approved the maximum tariffs we can charge at our airports for the five-year period from January 1, 2021 through December 31, 2025. We expect new maximum tariffs for the five-year period from January 1, 2026 to December 31, 2030 to be approved by the Ministry of Infrastructure, Communications and Transportation toward the end of 2025. For a discussion of the framework for establishing its maximum tariffs and the application of the rates, see “Item 4. Information on the Company—Regulatory Framework—Revenue Regulation.”

Under the terms of our concessions maximum tariffs may be periodically adjusted for inflation, determined by reference to the Mexican Producer Price Index, excluding oil (Índice Nacional de Precios al Productor, excluding oil). Additional adjustments to our maximum tariffs under certain circumstances, upon our request, including, required capital investments not included in our Master Development Programs, decrease in capital investments from lower passenger traffic caused by Mexican macroeconomic conditions or modifications to the taxes payable under our concessions, provided that such requests shall be approved only if the Ministry of Infrastructure, Communications and Transportation determines that certain limited events specified in our concessions have occurred. There can be no assurance that any such request will be made or if it were made, that it would be approved. If a request to increase an airport’s maximum tariffs is not granted, our results of operations and financial condition could be adversely affected, and the value of Series B Shares and ADSs could decline.

Under the terms of our concessions, there is no guarantee that the results of operations of any airport will be profitable. We may not realize its expected return on investment from investments under the Master Development Programs.

Our business is dependent upon international regulations that affect Mexican airlines.

The FAA evaluates the legal framework for civil aviation and issues related to the monitoring, staff training and inspection processes related to regulations issued by the International Civil Aviation Organization (“ICAO”).

On May 25, 2021, the FAA announced that, following its assessment of the AFAC, it had determined that Mexico was not in compliance with international safety standards set by ICAO, and as a result, downgraded Mexico’s aviation safety from Category 1 rating to an International Aviation Safety Assessment (“IASA”) Category 2 rating.

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

In 2022, 2023 and 2024, 3.0%, 3.3% and 4.5%, respectively, our total passenger traffic was attributable to passengers travelling through our airports on flights to or from the United States operated by Mexican Airlines. We cannot be certain of how long this rating will be maintained and we cannot predict what impact a downgrade would have on our passenger traffic or results of operations, or on the public perception of the safety of our airports.

If we exceed the maximum tariff at any airport at the end of any year, we could be subject to sanctions.

Historically, we have set the tariffs we charge for aeronautical services at each airport to be as close as possible to the authorized maximum tariff for that airport in any given year. In 2024, the revenues we received from services subject to maximum tariff regulation across all of our airports represented 98.3% of the total permissible amounts under the established maximum tariffs. We may not be able to establish tariffs in the future that allow us to collect substantially all of the revenues we are entitled to earn from services subject to price regulation.

The specific tariffs we charge for aeronautical services are determined based on various factors, including projections of passenger traffic volumes, the Mexican Producer Price Index (excluding oil), the Mexican Consumer Price Index and the value of the peso relative to the U.S. dollar. These variables are outside of our control. Our projections could differ from the applicable actual data, and, if these differences occur at the end of any year, they could cause us to exceed the maximum tariff at any one or more of its airports during that year.

If we exceed the maximum tariff at any airport at the end of any year, the Ministry of Infrastructure, Communications and Transportation may impose a fine and may reduce the maximum tariff at that airport in the subsequent year. The imposition of sanctions for violations of certain terms of a concession, including for exceeding an airport’s maximum tariff, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed more than two times for the same cause, during a term of 10 years.

Termination of one of our concessions could cause the termination of our other concessions. For a discussion of events that may lead to a termination of a concession, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.”

Depreciation of the peso may cause us to exceed the maximum tariffs.

The peso has experienced significant volatility against the U.S. Dollar in recent years. According to the Board of Governors of the Federal Reserve System, from December 31, 2023 to December 31, 2024, the peso depreciated by 23%, from Ps. 16.90 per U.S.$1.00 to Ps. 20.86 per U.S.$1.00, and experienced intra-year volatility. From December 31, 2022 to December 31, 2023, the peso appreciated by approximately 13.3%, from Ps. 19.50 per U.S.$1.00 to Ps. 16.90 per U.S.$1.00. On April 25, 2025, the exchange rate was Ps. 19.5585 per U.S.$1.00.

We set our aeronautical service tariffs as close as possible to the maximum permissible rates, and such prices may be adjusted only once every six months for inflation (or earlier upon a cumulative increase of 5% in the Mexican Producer Price Index (excluding oil)). However, we generally collect passenger charges from airlines 30 to 60 days following the date of each flight. The tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos (or “pesos”) based on the average exchange rate for the month prior to each flight. Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum tariffs at one or more of its airports, which could lead to the imposition of fines and the subsequent termination of one or more of its concessions.

The Mexican government may terminate or reacquire our concessions under various circumstances, some of which are beyond our control.

Our concessions are our principal assets, and we would be unable to continue operations without them. A concession may be revoked by the Mexican government for a variety of reasons, including our failure to comply with our Master Development Programs, a temporary or permanent interruption in our operations, actions affecting the operations of other concession holders in Mexico, our failure to pay damages resulting from our operations, if we exceed the maximum tariffs applicable to us or failure to comply with any other material term under our concessions. Violations of certain terms of a concession (including violations for exceeding the applicable maximum tariff) can result in revocation of a concession only if we receive more than two sanctions for the same violation in a 10 year term. Violations of other terms of our concessions can result in the immediate termination of the concession. The concessions may also be terminated in the event of our bankruptcy or insolvency. Violations of the Mexican Airport Law, its regulations or other federal regulations could result in similar sanctions. In the event that any one of our concessions is terminated, our other concessions may also be terminated. For a discussion of events that may lead to a termination of a concession, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.” Under applicable Mexican law and the terms of our concessions, our concessions may also be made subject to additional conditions, including under the renewed Master Development Programs, which we may be unable to meet. Failure to meet these conditions may also result in fines, other sanctions and the termination of the concessions.

The Mexican government may also terminate one or more of the concessions at any time through reversion, if, in accordance with applicable Mexican law, it determines that it is in the public interest to do so. The Mexican government may also take over the operation of any airport in the event of war, public disturbance or a threat to national security. In addition, in the case of a force majeure event, the Mexican government may require us to implement certain changes in our operations. In the event of a reversion of the public domain assets that are the subject of the concessions, the Mexican government is required under Mexican law to compensate us for the value of the concessions or added costs based on the results of an audit performed by appraisers or, in the case of a mandated change in our operations, the cost of that change. Similarly, in the event the government takes over our operations, other than as a result of war, the government is required to compensate us and any other affected parties for any resulting damages. We may not receive compensation equivalent to the value of our investment in or any additional damages related to our concessions and related assets in the event of such action.

In the event that any one of our concessions is terminated, whether through revocation or otherwise, such termination could cause our other concessions to also be terminated. Thus, the loss of any concession would have a material adverse effect on our business and results of operations. For a discussion of events that may lead to a termination of a concession, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.”

The Mexican government could grant new concessions that compete with the airports operated by us.

The Mexican government could grant additional concessions to operate existing government-managed airports or authorize the construction of new airports as well as directly operate, through the Ministry of National Defense or the Ministry of the Navy, concessions that may compete directly with the airports operated by us.

On February 5, 2014, the Mexican government announced in the Federal Official Gazette that the Ministry of Infrastructure, Communications and Transportation granted to Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V., a concession for 20 years to construct, operate and exploit a civil-aviation airport in the municipality of Bocoyna, Chihuahua, located 250 kilometers (144 miles) from the city of Chihuahua, within an area of 95.5 hectares (0.4 square miles). The government of the state of Chihuahua owns 98% of the capital stock of Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V. The airport has an ICAO Category 3C rating and could compete with our airport located in the municipality of Chihuahua, which has a higher ICAO Category 4D rating and is located 18 kilometers (11.2 miles) from the city of Chihuahua. On January 31, 2024, the State of Chihuahua announced that the airport started operations for general aviation flights with an annual capacity of up to 20,000 passengers per year. The airport is expected to have an annual capacity to serve up to 80,000 passengers per year during the first five years of operations and later increase its capacity to serve up to 250,000 passengers per year. In 2024, the Bocoyna airport served 2,526 passengers. As of the date of this report, we cannot predict whether the Bocoyna airport will materially affect our results of operations or financial performance.

During the fourth quarter of 2023 and the first quarter of 2024, the Ministry of Infrastructure, Communications and Transportation awarded several airport concessions to state-owned companies in which the Mexican military (including some of the airports previously managed by ASA) holds the majority interest either through the Ministry of National Defense (Secretaria de la Defensa Nacional) or the Ministry of the Navy (Secretaria de Marina). As a consequence of these awards, Mexico’s military has consolidated its presence as an airport operator which, as of the date of this report, oversees 20 airports across Mexico, including Mexico City International Airport and the Felipe Angeles International Airport, according to press releases made by the Ministry of National Defense and the Ministry of the Navy. These airports served collectively 56.2 million passengers in 2024, an increase of 4.0% as compared to 2023.

In the future, we may encounter competition from Aeropuerto del Norte, an airport near Monterrey, which was operated by a third-party under a concession and since April 30, 2024 has been operated by Grupo Aeroportuario, Ferroviario de Servicios Auxiliares y Conexos, Olmeca-Maya-Mexica, an entity managed by the Ministry of Defense. As of the date of this report Aeropuerto del Norte has no commercial air traffic. We cannot assure you that Aeropuerto del Norte, will not expand its operations to include commercial aviation, which could result in increased competition for us.

Any competition from such airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

Under certain circumstances, concessions for airport operations are awarded through a public bidding process. In the event that a competing concession is offered in a public bidding process, we cannot assure you that we will be able to participate in such bidding process or, that if we do, that we will be awarded the concession. See “Item 4. Information on the Company—Regulatory Framework—Grants of New Concessions.”

The Ministry of Infrastructure, Communications and Transportation could require us to monitor certain aircraft movements which could result in increased costs.

The Mexican Air Traffic Control Authority (Servicios a la Navegación en el Espacio Aéreo Mexicano) or “SENEAM” a government agency responsible for air traffic control and air navigation services, may require us to monitor and control certain aircraft movements, which are currently not part of our operations, leading to increased costs for us. SENEAM may require us to manage and control aircraft movements in and out of the arrival and departure gates and remote boarding locations at our airports. Should SENEAM require us to control, or should we, for efficiency purposes, request to control these aircraft movements directly at any or all of our airports in the future, our results of operations could be negatively impacted by increased operating insurance and liability costs resulting from taking on these obligations.

Changes to Mexican tax laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.

In recent years, the Mexican government has implemented changes to the tax laws applicable to Mexican companies, including us. The terms of our concessions do not exempt us from any changes to the Mexican tax laws. Should the Mexican government implement changes to the tax laws that result in significantly higher income tax applicable to us, we would be required to pay higher amounts which could materially and adversely impact our results of operations. In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our business, results of operations, prospects and financial condition.

In December 2021, the Mexican Congress approved amendments to the Income Tax Law, the Value Added Tax Law, the Excise Tax Law, and the Federal Fiscal Code. These changes did not include the introduction of new taxes or increases to existing ones. Key amendments included the following: (i) the incorporation into the Value Added Tax Law of the concept of “non-subject activities”, defined as those that are not carried out within Mexican territory or that, while occurring within Mexican territory, do not involve the sale of goods, the provision of services, the temporary use or enjoyment of goods, or the importation of goods or services; this applies when income or consideration is received, and expenses are incurred for which value added tax was passed on or paid; (ii) the addition of new requirements under the Federal Fiscal Code for issuing electronic tax invoices, along with new grounds for the restriction of the digital seal certificate, which taxpayers use for issuing such tax invoices; (iii) the modification and addition of certain requirements for carrying out mergers and spin-offs of companies to ensure that a business purpose exists for these transactions; and (iv) the establishment of a new tax-related obligation concerning the concept of the beneficial owner, requiring the identification of the beneficial owner of legal entities, trusts, and other legal arrangements, along with the bookkeeping of information about them that may be requested by the tax authorities. Such information (the identification of the beneficial owner and related data) will be considered part of the taxpayers’ accounting records. Should we fail to comply with any statutory tax-related requirements or to provide the beneficial ownership information to tax authorities, or doing so incorrectly, incompletely, or without updates, may result in the imposition of fines on us ranging from $500,000 MXN to $2,000,000 MXN per beneficial owner, in addition to a negative tax compliance opinion from the Mexican tax authorities.

For fiscal year 2024, no amendments were made to the tax legislation, including the Income Tax Law, the Value Added Tax Law, the Excise Tax Law, or the Federal Tax Code.

Changes to Mexican labor laws and regulations applicable to us could have an adverse effect on our results of operations.

On May 1, 2019, the Mexican Government enacted amendments to the Mexican Federal Labor Law granting additional protections to the collective rights of employees and union workers. As a result of these amendments, employees cannot be forced to join a union and more than one union can exist in every workplace. Currently, all of our unionized employees, who are employed by our airport subsidiaries, are represented by a national union of airport workers that operates across Mexico. To the extent unionized airport workers seek to create or join new unions, and/or materially modify the conditions agreed with us and with other Mexican airport operators, our operations could be adversely affected by union activities, including organized strikes or other work stoppages. We cannot predict how these developments may affect our results of operations or our financial condition. Any increased demands by our unionized workers may lead to higher labor costs, which could have a negative impact on our results of operations. For more information, see “Collective labor conflicts in Mexico could have an adverse impact on our results of operations” and “If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.”

On October 23, 2019, NOM-035-STPS-2018 became effective. This Mexican Official Norm (Norma Oficial Mexicana - NOM) seeks to identify and prevent psychosocial risk factors in the workplace and promote a favorable work environment. While we believe that we have complied with the NOM provisions, we cannot predict whether our employees will eventually claim we violated any of the provisions under the NOM. Any claims against us filed by our employees may lead to higher labor costs, which could have a negative impact on our results of operations. For more information, see “If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.”

On April 23, 2021, the Mexican government published a decree pursuant to which several amendments were made to the Federal Labor Law, Income Tax Law, Value Added Tax Law, among others, in order to prohibit outsourcing of personnel, limit contracting and amending profit-sharing rules. The amendments became effective April 24, 2021, except for certain legal provisions that became effective August 1, 2021. Among the most important amendments made were: (i) prohibition of outsourcing of personnel, however the provision of specialized services or the execution of specialized works (through external providers or companies within the same business group) is still allowed, only to the extent the services provided are not part of the corporate purpose or the primary economic activity of the company receiving the services; (ii) joint and several liability of companies hiring specialized services with a contractor who fails to comply with its labor obligations; (iii) companies that provide specialized services will require to be registered with the Ministry of Labor and Social Welfare (STPS); (iv) increase in fines for violation of the rules; and (v) payments related to contracting of personnel will not be deductible for income tax purposes and the value added tax corresponding to these payments will not be creditable. In order to comply with the new regulations, we transferred certain employees to our airport subsidiaries, terminated certain third-party contracting services and ensured that our remaining contracted service providers complied with the new regulation. None of these regulatory amendments nor the actions we took in response thereto had any material impact in our results of operations or our financial condition, and we do not expect any material impacts in the future.

On January 11, 2021, the Mexican Government published reforms to Article 311 of Mexican Federal Labor Law and NOM-037-STPS-2023, regulating remote working conditions. As a result of these reforms, employees that work more than 40% of their work hours from home or from any other place that is not the applicable company’s domicile without supervision or guidance from the employer have new rights and obligations. These new rules also set forth new obligations for employers. For example, employers must now provide the necessary tools and services for employees to fulfill their jobs. This reform became effective as of January 12, 2021. While, as of the date of this report, we no longer implement a work from home policy, we cannot determine whether these developments could affect our results of operations in the future.

Recent changes to the Energy laws in Mexico could have an adverse effect on our principal energy supply agreement.

Following a constitutional amendment that was published on October of 2024, the President of Mexico on February 5, 2025 presented a bill of new energy laws to Congress, aimed at redefining the regulatory framework for the electricity sector and strengthening the Federal Electricity Commission (Comisión Federal de Electricidad) (“CFE”) as the primary supplier of electricity. The sought amendments would introduce the Law of the Electric Sector (Ley del Sector Eléctrico) (“LES”), replacing certain aspects of the Electric Industry Law (Ley de la Industria Eléctrica).

In line with the constitutional amendments referred to in the preceding paragraph, the LES would implement a priority role of the State by requiring that at least 54% of the electricity injected into the National Electric Grid annually be generated by State entities, particularly CFE. Additionally, new binding electricity planning would be issued by the Ministry of Energy, while the newly created National Energy Commission (Comisión Nacional de Energía), replacing the Energy Regulatory Commission (Comisión Reguladora de Energía) and within the umbrella of the Ministry of Energy, has the authority to issue regulations and permits. Additionally, the basic supply market is now exclusively controlled by CFE, and while private generators may participate in the electricity market, State-owned entities may be granted a prioritized role in the sector. Furthermore, the LES introduces restrictions on private investment in electricity infrastructure, particularly for large-scale generation projects, by requiring State participation of at least 54% in mixed-investment projects.

The LES sets forth that permits for legacy projects will remain valid until their original expiration date, in the understanding that they may not be extended.

In 2017, we entered into a self-supply agreement (“SSA”) under the self-supply (“autoabasto”) legal framework, with a wind electricity generator. This agreement is set to expire in 2028, and in 2024, approximately 80.8% of our total electricity consumption was supplied under this agreement. The SSA is classified as a legacy project and was originally structured under the Law of the Public Service of Electric Energy (Ley del Servicio Público de Energía Eléctrica).

As of the date of this report, our SSA remains legally protected as a legacy project under the LES’ transitory provisions. However, we cannot rule out potential future regulatory changes, operational impacts, or amendments to any other legal provisions associated with legacy projects, such as increases to wheeling or other regulated tariffs, which could impact our SSA.

After expiration of the SSA, or in case of expansions, the changes to the Mexican electricity market could limit our ability to acquire electricity supply under competitive commercial conditions. As of the date of this report, our SSA remains legally protected as a legacy project under the LES’ transitory provisions. However, we cannot rule out potential future regulatory changes, operational impacts, or amendments to any other legal provisions associated with legacy projects.

Risks Related to Our Operations

Large scale international events, including acts of terrorism, wars and the military action worldwide, could have a negative impact on international air travel and our revenues.

Global markets have experienced and are experiencing volatility and disruption due to geopolitical tensions, including Russia’s war with Ukraine, the war in the Middle East involving Israel, recent developments involving the fall of the Syrian government and ongoing tensions in Asia. Such events have negatively affected the frequency and pattern of air travel worldwide in the past.

Recent wars and military conflicts around the world have caused significant volatility in commodity prices (including, but not limited to fuel), credit and capital markets, as well as supply chain interruptions. These conflicts have also caused market and supply chain disruptions, which may have a material adverse effect on the travel industry and therefore our business, financial condition, cash flows and results of operations. See also “Variations in international fuel prices could directly or indirectly adversely affect our business and results of operations.”. Continued hostilities, or the fear of or the precautions taken in anticipation of any potential military attack such as elevated national threat warnings, travel restrictions, selective cancellation or redirection of flights and new security regulations, among others, (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry as a result of new security requirements and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

Military conflicts in Ukraine, the Middle East and Syria are ongoing, and their length and outcome are highly unpredictable. Further escalation of these conflicts and the related economic sanctions imposed as a result of these conflicts could lead to significant market and other disruptions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, armed groups, new wars or increased military conflict, or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

Pandemics, epidemics or other health related outbreaks could have a negative impact on the global economy and on our business, operations and results.

The effects of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties to mitigate such threats could adversely affect air travel, passenger mobility, air traffic and consequently, materially and adversely affect our operations and financial condition.

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

Due to the economic recovery from the COVID-19 pandemic in the airports in which we operate, the total passenger traffic in our airports increased during 2022 and 2023, mainly due to the efficacy of vaccination programs worldwide, and the easing of restrictive travel policies in various parts of the world. However, the full extent of the ongoing impact of COVID-19 on our longer-term operational and financial performance will depend on future developments, including those outside our control related to the introduction and spread of new variants of the virus which may be resistant to currently approved vaccines, passenger testing requirements, mask mandates or other restrictions on travel, all of which are highly uncertain and cannot be predicted. The COVID-19 pandemic had a material impact on our operations, and any new COVID strain, pandemic, epidemic or infectious disease outbreak could potentially reduce air travel demand and have a material adverse effect on our business, operating results, financial condition and liquidity.

Our revenues are highly dependent on levels of air traffic, which depend on factors beyond our control.

Passenger and cargo traffic volumes and air traffic movements depend on many factors beyond our control, including health related outbreaks, seasonality, severe or extreme weather, economic conditions in Mexico, the United States or globally, the political situation in Mexico and elsewhere in the world, the attractiveness of the destinations of our airports relative to that of other competing destinations, fluctuations in fuel prices (which could cause airlines to increase tariffs and have a negative impact on traffic as a result of increased fuel costs), changes in regulatory policies applicable to the aviation industry and an increase or decrease in Mexican airlines’ fleets, among others.

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

Changes in U.S. trade and immigration policy could adversely affect our business.

Our business may be affected by developments in U.S. trade and immigration policy, particularly in relation to Mexico. In January 2025, following the U.S. presidential and congressional elections, the administration implemented significant changes to trade and immigration policy.

In February 2025, the U.S. declared a national emergency under the International Emergency Economic Powers Act (IEEPA) and imposed a 10% tariff on all imports, including from Mexico. “Reciprocal tariffs” followed, targeting over 50 countries, with a 145% tariff on Chinese imports. Financial markets reacted sharply, leading to a temporary suspension of tariffs, except for those on China, and triggering retaliatory measures by China and other countries. These developments have contributed to renewed global trade tensions.

The scheduled 2026 review of the United States–Mexico–Canada Agreement (USMCA) could result in changes that negatively affect Mexico’s trade conditions, economic growth, or foreign direct investment.

On immigration, the U.S. government has reinstated and expanded border controls, suspended certain asylum programs, and is reviewing visa policies. While air travel remains unaffected, increased scrutiny may deter travel by visa holders. Additional restrictions under the Immigration and Nationality Act are under consideration. Any restrictions on travel between Mexico and the United States could reduce international passenger traffic.

We cannot predict the full impact of these developments on trade, travel, or investment, but any sustained disruption to global supply chains or to the Mexican economy could negatively impact our business. In particular, adverse effects on industrial regions such as Monterrey and Chihuahua, which generate a significant share of business travel, could materially affect our financial condition, results of operations, cash flows, prospects and/or the market price of our ADSs.

Our business could be adversely affected by a downturn in the global economy, particularly with regard to the U.S. economy.

The air travel industry, and consequently our business, is substantially influenced by global economic conditions, and more precisely by economic conditions in Mexico and the United States. In 2022, 2023 and 2024, 80.4% , 79.1% and 79.2%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States, and 13.0%, 13.6% and 15.7% of our revenues from passenger charges in 2022, 2023 and 2024, respectively, were derived from charges imposed on international passengers. Similarly, in 2022, 2023 and 2024, 89.6% , 88.9% and 87.0%, respectively, of passengers in our airports traveled on domestic flights, and 87.0%, 86.4%, and 84.3% respectively, of our revenues for 2022, 2023 and 2024 derived from domestic passenger charges.

Historically, recessions in either the United States or Mexico have reduced passenger traffic to and from the United States. We cannot predict how current or future U.S. economic conditions, including trade policy changes, will affect travel demand, nor can we assure that a U.S. recession would not materially impact our operations and financial performance.

More generally, downturns in the global economy and/or in the Mexican economy would also adversely affect our business, results of operations, prospects and financial condition. See also “—Risks Related to Mexico—Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments and security concerns in Mexico could adversely affect its business and results of operations.”

Tariffs and global volatility may negatively affect our commercial activities revenues and capital investment.

The rise in geopolitical and economic tensions triggered by the United States’ recent changes in trade and foreign policy has led to significant volatility in global markets, depreciation of major currencies, and heightened uncertainty across supply chains and consumer demand.

If such conditions persist or intensify, they could lead to increased input costs, disrupted operations, reduced cross-border commerce, and a deterioration of global economic conditions, potentially leading to a recession. A slowdown in global trade and economic activity could have an adverse effect on both business and leisure travel. Higher tariffs could significantly reduce cross-border goods movement between Mexico and the United States, its principal trading partner, each of which could materially and adversely affect our operations and financial results.

Commercial tenants in our airports could also face higher input costs from imported merchandise, reducing their margins and affecting their financial condition and ability to renew their leases. Additionally, increased costs of construction materials and imported equipment could delay or hinder airport expansion or conditioning projects.

Variations in international fuel prices could directly or indirectly adversely affect our business and results of operations.

International fuel prices, which represent a significant cost for airlines, have experienced significant volatility in recent years. In the past, increased costs were among the factors leading to cancellations of routes, decreases in flight frequencies, and, in some cases, even contributing to bankruptcy filings by some airlines. Our business remains vulnerable to hydrocarbon price volatility, which has been significantly influenced by the ongoing military conflict between Russia and Ukraine. Russia’s actions, including the potential expansion of its oil and gas production to finance its activities and destabilize global energy markets, have added to this volatility.

Oil prices in 2024 were highly sensitive to geopolitical tensions, particularly due to the conflict in Ukraine. European Brent crude oil spot prices decreased from U.S.$82.82 per barrel on December 31, 2022 to U.S.$77.69 per barrel on December 31, 2023, and decreased from U.S.$ 77.69 per barrel on December 31, 2023 to U.S.$ 74.58 per barrel on December 31, 2024. With the war in Ukraine accounting significantly for the fluctuations in global oil prices. Additionally, targeted sanctions and export control measures imposed by the United States and other governments on entities handling Russian and Iranian crude exports have disrupted supplies and contributed to market instability.

While fuel shortages did not have a material impact on our operations in 2023 and 2024, the continued geopolitical tensions and sanctions have resulted in increased aircraft fuel prices. Given that Russia is one of the world’s largest oil exporters, these developments have reduced global fuel supplies and driven up costs. This situation could be further aggravated if OPEC member states decide not to, or are unable to, increase production.

Shortages in the availability of crude oil, crude oil-based fuel derivatives, and aircraft fuel, as well as increased demand for these resources, have already resulted in higher fuel prices. Such conditions could persist, leading to further adverse effects on our business, financial condition, and operational results.

Our business is highly dependent on the operations of Mexico City International Airport.

In 2022, 2023 and 2024, approximately 40.4%, 36.0% and 33.0%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport (Aeropuerto Internacional de la Ciudad de México, S.A. de C.V.). As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.

In the past, the COFECE issued corrective measures for the Mexico City International Airport to address the inefficiencies observed at the airport during congested hours, including limiting operations during those hours.

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

There is still uncertainty about what impact such decree and the new Felipe Ángeles Airport will have to alleviate congestion at the existing Mexico City International Airport, and we cannot assure you how such decree or further capacity adjustments would affect our results of operations.

We are dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity risks.

We rely on a variety of information technology to manage our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. If critical information systems fail or are otherwise unavailable, our ability to provide services at our airports, collect accounts receivable, pay expenses and maintain our security and customer data, could be adversely affected. In addition, these systems may require modifications or upgrades as a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations and could impose substantial demands on management time. Our systems are vulnerable to damage or disruption caused by circumstances beyond our control, such as catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, physical or electronic break ins, unauthorized access and cyber-attacks. Additionally, while we maintain insurance coverage for some of these events, the potential liabilities associated with network or IT security disruption could exceed such coverage result in damage to our reputation.

On October 18, 2024, we disclosed a cybersecurity breach in our systems. Our investigation determined that ransomware had encrypted some of our files and systems, and that certain information had been exfiltrated. In response, we promptly implemented additional security and contingency protocols, restored our systems using backups, adopted mitigation measures, and notified the relevant authorities. The information identified as compromised related to certain of our business customers, suppliers, and employees. We conducted a thorough investigation into the specifics of the breach to ensure appropriate measures are taken to mitigate any potential impact and prevent future incidents.

Additionally, we did not make any payments to the attackers nor have we suffered any material adverse effects on our operations, results or financial condition.

We have strengthened and continue to strengthen our security response protocols, policies and procedures as well as our ability to detect and prevent suspected or future attacks and security breaches. To prevent future cybersecurity incidents, we are constantly updating our infrastructure with the latest security technologies, and we conduct vulnerability analysis and penetration testing periodically. Our information systems contain backup systems. In addition, we protect our systems with antivirus software, end-point protection software and last generation firewalls, including firewalls to filter traffic from the Internet. There can be no assurances that these preventive actions to mitigate cybersecurity risks and incidents will be successful in avoiding future cyber-attacks. Any further incidents could hinder our ability to protect the privacy of our clients and business by causing the unauthorized distribution of confidential data and valuable financial information, which may cause damage to our reputation and may require us to incur additional expenses. Although actions are taken continuously to improve and monitor our information technology systems, these systems remain vulnerable to failures or unauthorized access, which could adversely affect our business, operations, financial condition and liquidity and compromise information of our clients, suppliers and employees.

Security enhancements have resulted in increased costs and may require additional investments in the future.

In 2024, 12.3% of the passengers served by our airports were international passengers, of which, 78.6% arrived or departed on flights originating in or departing to the United States. The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance. Following the events of September 11, 2001, we reinforced security at our airports, and our general liability insurance premiums increased substantially. For more information on the insurance policies we carry, see “Item 4. Information on the Company – Property, Plant and Equipment.”

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

While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. See “Risk Factors— Large scale international events, including acts of terrorism, wars and the military action worldwide, could have a negative impact on international air travel and our revenues.” Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. In the event of a recurrence of COVID 19 pandemic or any similar outbreaks, we may be required to adopt additional safety measures in the future which could increase costs. Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at our airports due to increased passenger screening and slower security checkpoints and increase our operating costs, which would have an adverse effect on our overall performance.

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

The ICAO’s security guidelines require checked baggage on all international commercial flights and domestic commercial flights to undergo a comprehensive screening process for the detection of explosives. In some countries, such as the United States, the federal government (in the case of the United States, through the Transportation Security Administration, “TSA”) is responsible for screening checked baggage. On May 1, 2014 and July 1, 2016, the Mexican Bureau of Civil Aviation (currently the Mexican Federal Civil Aviation Agency, Agencia Federal de Aviación Civil or “AFAC”) published mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines. We have purchased and installed screening equipment in all of our airports to facilitate compliance with the baggage screening guidelines, and our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked baggage screening system since March 1, 2012.

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

The principal factor affecting our results of operations and business is the number of passengers using our airports. This number may vary based on several factors, many of which our beyond our control. In the case of our costal airports in Acapulco, Mazatlán and Zihuatanejo passenger travel can be affected by weather, natural disasters such as hurricanes or earthquakes, violence and increased criminal activity at the destination and attractiveness as desirable vacation destinations. Furthermore, our passenger traffic volume may be adversely affected by the attractiveness, affordability, and accessibility of competing tourist destinations in Mexico, such as Cancún, Puerto Vallarta and Los Cabos, or elsewhere, such as Florida, Puerto Rico, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America.

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

In 2024, approximately 82.7% of the sum of our aeronautical and non-aeronautical revenues were generated from seven of our thirteen airports and OMA Logística. The Monterrey airport generated the most significant portion of our revenues. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports, including the percentage of total revenues generated by our other subsidiaries:

For Year Ended
Airport / Subsidiary	December 31, 2024
Monterrey	44.5%
Culiacán	7.1%
Ciudad Juárez	6.5%
Chihuahua	6.5%
Mazatlán	6.2%
OMA Logistica S.A. de C.V. ("OMA Logística")	6.0%
Acapulco	3.1%
San Luis Potosí	2.8%
Six other airports, Terminal 2 NH Collection Hotel, Servicios Complementarios del Centro Norte, Hilton Garden Inn Hotel, and OMA VYNMSA Aero Industrial Park.	17.3%
Total	100.0%

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

Despite our efforts to retain clients, we cannot predict whether our clients will continue occupying our commercial spaces or cancel their contracts. Furthermore, the continued growth at our OMA-VYNMSA industrial park and our OMA Carga bonded warehouses business could also decline should there be a slowdown in the Mexican economy. In addition, our OMA Carga bonded warehouses require permits issued by the Mexican National Customs Agency (Agencia Nacional de Aduanas de México or “ANAM”). However, we cannot assure you that the ANAM will not cancel existing permits, renew permits upon expiration, or grant new ones. All such factors could adversely affect the profitability of our non-aeronautical businesses and our ability to recover our investments in such projects.

Our operations depend on certain key airline customers, and the loss or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.

Of the total aeronautical revenues generated at our airports in 2024, VivaAerobus represented 43.3%, Volaris represented 19.1% and Aeroméxico and its affiliates represented 20.2%. None of our contracts with our airline customers require them to continue providing service from our airports. Consequently, if any of our key airline customers reduces their operations or decides to provide its services from a different airport, we would suffer losses and there is no guarantee that other airlines will increase their flight schedules to compensate for such losses of service previously provided by our principal airline customers. On December 9, 2020, Interjet, which accounted for 5.7% of our total passenger traffic in 2020, stopped operating at our airports mainly due to the financial impact of COVID-19 on their operations. In August 2022, Interjet initiated bankruptcy proceedings under Mexican Law (Concurso Mercantil), and on April 10, 2023 the bankruptcy federal judge issued a ruling declaring the company bankrupt and ordering the sale of all of its assets to pay its creditors. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenues from our key customers.

In recent years, numerous airlines have faced significant challenges due to heightened competition, fluctuations in fuel prices, and a general decline in demand driven by global financial and exchange market volatility, economic crises, and the health-related impacts of the COVID-19 pandemic. Should fuel prices increase or in the event of other adverse health or economic developments, one or more of our principal customers could become insolvent, cancel routes, suspend operations or file for bankruptcy. All such events could have a material adverse effect on our results of operations. Furthermore, any accident, incident or any other event that affects the perception of safety standards of any of the major airlines may affect their image and generate a public perception that it is less safe or reliable than other airlines. These events would affect consumer demand and the number of passengers serviced by the airline, thus affecting our business, results of operations, prospects and financial condition.

The global airline industry has experienced significant financial difficulties and warnings regarding industry profitability in previous years. However, on December 10, 2024, the International Air Transport Association, or IATA, issued its 2025 financial forecast for the global commercial airline industry, estimating net post-tax profit of about U.S.$ 36.6 billion, mainly due to an increase in yield. The forecast also indicated that net profit margins were expected to marginally increase to 3.6% in 2024 compared to 3.3% in 2023. Airlines profitability is dependent on a number of variables including, economic conditions or supply chain issues, which could trigger insolvencies within the global airline industry in the future. Please see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We could be exposed to risks related to aircraft parts manufacturing” for more information on how key airline customers could affect our operations.

In the past years, some of our airline and other clients and tenants have asked for payment concessions, either through discounts on payments owed to us or extensions on those payments. During 2020 and early 2021, we provided payment extensions to our main airline customers, which allowed us to mitigate noncompliance risks. As a result of the

COVID-19 pandemic, our reserve for doubtful accounts receivable, increased by 231% to Ps.20.8 million as of December 31, 2020, and reverted to Ps.20.3 million and Ps.12.4 million as of December 31, 2021, and 2022., respectively. We cannot assure you whether any future health hazards (such as the COVID-19 pandemic), or other unforeseeable events will require us to grant further payment concessions to our customers or increase our reserve for doubtful accounts receivable.

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

On December 14, 2016, the U.S. Department of Transportation issued a final order granting conditional antitrust immunity for the Joint Cooperation Agreement and other alliance agreements between Delta Air Lines and Aeromexico. Since then, Delta Air Lines and Aeromexico have used the antitrust immunity to operate a joint venture between the U.S. and Mexico, coordinating their network planning, pricing, and sales activities, as well as enhancing the alignment of their respective frequent flyer programs. However, in January 2024, the U.S. Department of Transportation “tentatively dismissed” the request to renew the antitrust immunity. Consequently, the partnership between Delta Air Lines and Aeromexico should have been dissolved by October 26, 2024, unless the decision is appealed and overturned. As of April 25, 2025, the U.S. Department of Transportation had not issued any decision to dismiss such request. If confirmed, this decision could negatively affect our operations, potentially leading to the cancellation or reduction of certain routes and decreased passenger traffic at our airports.

Collective labor conflicts in Mexico could have an adverse impact on our results of operations.

Recently, employees and unionized workers have demanded more significant benefits and higher salary increases than in prior years, which could in turn increase our cost of personnel. These events include (i) the endorsement by the Mexican Senate of the International Labor Organization’s Convention C098, the “Right to Organize and Collective Bargaining Convention”, (ii) the approval by Congress to modify the Mexican Federal Labor Law, (iii) new labor unions created to negotiate and/or dispute existing collective bargaining agreements on behalf of the labor unions that currently hold such contracts, and (iv) a 22% increase of the general minimum wage applicable in Mexico, as of January 1, 2022; a 20.0% increase as of January 1, 2023; a 20.0% increase as of January 1, 2024; and a 12% increase as of January 1, 2025. For more information on employee relations, see “If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations” and “Changes to Mexican labor laws and regulations applicable to us could have a material adverse effect on our results of operations.”

We cannot predict how these developments may affect our results of operations or its financial condition. Any increased demands by our unionized workers may lead to higher labor costs, which could have a negative impact on its results of operations.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operation.

If any conflicts with our employees were to arise, including with our unionized employees (which accounted for 44.6% of our total employees as of December 31, 2024), resulting in events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations. Our unionized employees, who are employed by our airport subsidiaries, are represented by a national union of airport workers that operates throughout Mexico. To the extent unionized airport workers seek material modifications to the conditions agreed with us and with other Mexican airport operators, our operations could be adversely affected by union activities, including organized strikes or other work stoppages.

Our operations could be adversely affected due to changes in the collection of passenger charges.

Our services agreements provide for passenger charges to be collected by the airlines and then paid to us. We cannot guarantee that all airlines will agree to continue collecting the passenger charges on our behalf. Should one or more airlines stop collecting passenger on our behalf we would have to collect these charges directly ourselves, which would result in additional costs of operations.

Historically, some airlines have reported financial losses. When we extend credit terms to airlines, substantially all revenues derived from passenger charges and other aeronautical services are secured by performance bonds or similar guarantees. However, these guarantees may not fully cover the amounts owed by an airline at any given time. In the event of an airline's insolvency, the collection of invoiced amounts related to passenger charges would be uncertain. For airlines unable to provide adequate or sufficient performance bonds or equivalent guarantees, operations are conducted under advance payment conditions.

The main domestic airlines operating at our airports may refuse to pay certain increases in our specific rates for regulated aeronautical services.

In the past, we have entered into a series of agreements with the Mexican National Air Transportation Chamber of Commerce (Cámara Nacional de Aerotransportes), a civil association representing various entities in the transport sector, including airlines, and other aviation related companies, which works towards the standardization of certain fees and operating procedures across different airports. Pursuant to our agreements, we have established specific rates for regulated services applicable to our principal airline customers. Historically, amounts paid under these agreements have not been material, and we do not expect any such agreements with the Mexican National Air Transportation Chamber of Commerce to have a material effect on our results of operations. Although passenger traffic volume (and therefore overall revenues) may increase, any agreed incentives and/or discounts offered to airlines as a means to prevent or settle any potential dispute could reduce our aeronautical revenues per terminal passenger in the future. In addition, should any of our principal airline customers refuse to continue to make payments to us, or should they refuse to pay increases in our charges for aeronautical services in future years, our results of operations could be adversely impacted by decreased cash flows from operations.

Our operation relies on the knowledge and experience of our management team and the loss of skilled executives could affect our operations.

The current and future success of our operations depends significantly on the continued contributions of our managers and other key employees. To achieve our objectives, we prioritize the ability, experience, aptitude, and expertise of candidates during recruitment and personnel allocation. However, we cannot guarantee the retention of our current executive team or that newly appointed executives will possess the same level of knowledge and experience.

The absence of a capable management team could have a material adverse effect on our operations, financial condition, and overall results of operations.

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

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amounted to approximately Ps.876,326 as of December 31, 2024. The deferred tax assets are quantified on the basis of currently enacted tax rates and accounting standards and are subject to change as a result of future changes to tax laws or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our financial condition and results of operations. For further information on deferred tax assets, refer to Note 4 and 19 to our audited consolidated financial statements. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Deferred Income Taxes.”

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

Natural disasters may impede or cause the suspension of operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports. For instance, on November 3, 2016, the Tampico airport flooded due to heavy rains, causing the collapse of part of the bordering fence. Although, the affected neighbors filed claims for damages against the Tampico airport, the insurance carrier rejected the neighbors’ claims alleging that the damage was caused by a natural disaster. In addition, the Terminal 2 NH Collection Hotel located in Terminal 2 of the Mexico City International Airport was temporarily closed after the earthquake on September 19, 2017. Although the Terminal 2 NH Collection Hotel did not suffer any structural damage, utilities of the hotel were interrupted, and hotel operations were suspended until September 25, 2017. Further, our international passenger traffic decreased 1.2% during September 2017, partially due to the cancellation of flights caused by hurricanes Harvey and Max.

On October 25, 2023, Hurricane Otis, a category 5 storm, struck Acapulco, causing landslides, floodings, and a total blackout as Acapulco’s power transmission and distribution lines were damaged. Hurricane Otis affected Acapulco Airport’s control tower and certain areas of the terminal building. Therefore, commercial air travel was suspended until November 13, 2023. In October, November and December 2023, our total passenger traffic in Acapulco decreased by 4.7%, 79.2% and 62.8%, respectively. During 2024, passenger traffic in Acapulco began to recover, however it still decreased 32.7% as compared to 2023. Additionally, in October 2024, Hurricane John struck the state of Guerrero, bringing heavy rains and strong winds to Acapulco; however, it did not cause any material damage to Acapulco Airport’s infrastructure or operations.

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

We are exposed to potential significant losses and material adverse effects on our business in the event that any of our airports, or any aircraft operating within our airports is subject to an emergency, accident, terrorist incident or any other similar incident, and significant costs related to passenger claims, repairs or replacement of a damaged asset. For more information on recent events affecting our airports as a result of similar incidents see “Risks Factors — Risks Related to Mexico — High incidences of crime in Mexico, including extortion and drug trafficking, could adversely affect the Mexican economy and may have a negative effect on our business.” There can be no assurance that we will not be affected by such events or that the amount of our insurance coverage will be adequate in the event such circumstances arise and any such event could cause a substantial increase in our insurance premiums. See “Risks Factors —Risks Related to Our Business —Our insurance policies may not provide sufficient coverage against all liabilities.” In addition, any future airport and/or aircraft emergency, accident or similar incident, even if fully covered by insurance or even if it does not involve our airports, may create a public perception that our airports or the facilities included within out airports is less safe or reliable than other transportation alternatives, which could have an adverse impact on our reputation and could have a material adverse effect on our business, results of operations and financial condition.

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

The building requirements under our Master Development Programs could encounter delays or cause us to exceed our budgeted costs for such projects, which could limit our ability to expand capacity at our airports, increase our operating or capital expenditures and could adversely affect our business, results of operations, prospects and financial condition. Such delays or budgetary overruns also could limit our ability to comply with our Master Development Programs, which are established as a necessary requirement to our concessions. If we do not comply with our Master Development Programs, we may be subject to fines or the loss of our Mexican concessions. Our current Master Development Programs is in effect until December 31, 2025. The Ministry of Infrastructure, Communications and Transportation will approve our Master Development Programs for the years 2026 through 2030, at the end of this year, and it will come into effect on January 1, 2026.

We are exposed to the risk of non-performance by our contractors.

We currently contract certain specialized services (including security and surveillance services) necessary to conduct our operations. In the event that our contractors fail to perform their obligations under our agreements and the applicable law, we could incur extra costs in providing replacements and could be exposed to liability for operations that we may have to provide directly, which could adversely affect our business, results of operations, prospects and financial condition.

In accordance with applicable labor laws, contractors are required to register their employees with the Mexican Social Security Institute (Instituto Mexicano del Seguro Social) and the National Workers’ Housing Fund Institute (Instituto del Fondo Nacional de la Vivienda para los Trabajadores). Additionally, for the provision of specialized services, contractors are required to be registered with the Ministry of Labor and Social Welfare (Secretaría de Trabajo y Previsión Social). Anyone employing the services of contractors that has failed to comply with these laws is jointly liable for the payment of social security obligations as well as any applicable penalties. Therefore, if contractors providing specialized services at our airports do not have their employees registered at the Mexican Social Security Institute and the National Workers’ Housing Fund Institute, or if they are not in compliance with their employee/employer obligations, including but not limited to, the subcontracting of personnel, we could be held jointly liable for the payment of social security obligations that such contractors may have, as well as any applicable penalties.

For more information on the latest legal reform affecting contracting and its effects on our operations, see “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business— Changes to Mexican labor laws and regulations applicable to us could have a material adverse effect on our results of operations.”

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

To allow the future expansion of the Monterrey airport, including the construction of a second commercial runway and the relocation of the control tower, between 2007 and 2011 we entered into a series of agreements for the purchase and exchange of plots of land adjacent or nearby the Monterrey airport. We currently own approximately 519 hectares (2.0 square miles) of land adjacent or nearby the Monterrey airport with an aggregate book value of Ps.1,422,046 thousand. Improvements made to airport facilities at our expense may be recognized by the Mexican Federal Civil Aviation Agency as part of our investment in the airport concession. To recover the cost of our investments in land reserve, on December 4, 2012, we received authorization from the former Mexican Bureau of Civil Aviation (currently the Mexican Federal Civil Aviation Agency) to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 Mexican pesos) in investments included in the 2011–2015 Master Development Program for the Monterrey airport to recover the cost of land acquisition. Additionally, the 2011 Master Development Program review recognized

Ps.77,307 thousand (amount expressed in nominal 2009 pesos) in land acquisition costs. In 2022, we donated 56.6 hectares (0.2 square miles) of land with a book value of Ps.283,728 thousand to the Federal Government, acting through the Ministry of Infrastructure, Communications and Transportation, which will be incorporated into the Monterrey airport concession. The recovery of the remaining investment we made in the amount of Ps.694,390 (expressed in nominal 2009 pesos) in land acquisition costs has been included in the indicative period of our currently approved Master Development Program for 2026-2035. The Ministry of Infrastructure, Communications and Transportation is expected to approve our Master Development Programs for the years 2026 through 2030, at the end of this year, and it shall come into effect on January 1, 2026. We cannot guarantee that all or part of the remaining amount of the investment will be recognized by the Ministry of Infrastructure, Communications and Transportation in the future.

Our future profitability and growth will depend upon our ability to expand our airports in the future. Potential limitations on our possibility of expansion, such as those described above, could restrict any such expansion and thus have a material adverse effect on the future profitability and growth of our business.

We are exposed to risks inherent to the operation of airports.

We have a responsibility to safeguard the public at our airports and to minimize the risk of accidents. As with any organization interacting with the public, we must implement measures to ensure their safety, including fire safety protocols in public areas, the design and maintenance of parking facilities, and the adherence of access routes to road safety regulations. Additionally, we are required to implement measures specific to aviation activities. These include the maintenance, management, and supervision of aviation facilities; provision of rescue and firefighting services for aircraft; measurement of runway friction coefficients; flood control initiatives at the Acapulco airport; and wildlife management programs to mitigate risks posed by birds and other wildlife on airport premises. Compliance with these obligations may require us to incur additional costs and could increase our exposure to liability to third parties for personal injury or property damage resulting from our operations.

Our insurance policies may not provide sufficient coverage against all liabilities.

While we seek to ensure all reasonable risks, our insurance policies may not cover all of our liabilities in the event of an accident, terrorist attack or any other incident. The markets for airport insurance and construction insurance are limited, and a change in coverage policy by the insurance companies involved could reduce our ability to obtain and maintain adequate or cost-effective coverage. A certain number of our assets cannot, by their nature, be covered by property insurance (notably, aircraft movement areas, and certain civil engineering works and infrastructure). In addition, we do not currently carry business-interruption insurance.

We are exposed to risks related to handling cargo.

The air cargo system is a complex, multi-faceted network that handles a vast volume of freight, packages and mail carried aboard passenger and all-cargo aircraft. The air cargo system is vulnerable to several security threats, including, potential plots to place explosives aboard aircraft; illegal shipments of hazardous materials; criminal activities, such as smuggling and theft; and potential hijackings and sabotage by persons with access to aircraft. Several procedural and technology initiatives to enhance air cargo security and detect terrorist and criminal threats have been put in place or are under consideration, such as an x-ray machine certified by the TSA in the bonded OMA Carga area and explosive trace detection (ETD) equipment at the Monterrey airport. In addition, we have several mechanisms that have allowed airlines to obtain certifications such as the ACC3, allowing such airlines to transport cargo to Europe. We may be subject to risks related to the integrity of our facilities or the reduction of our cargo traffic volume. The occurrence of such events could adversely affect our business, results of operations, prospects and financial condition.

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

We are required to comply with applicable anti-money laundering and anti-terrorism and other regulations in Mexico. Such laws require us to adopt and implement certain policies and procedures designed to detect and prevent transactions with third parties involved in money laundering or terrorist activities. Although we have adopted such policies and procedures, these procedures require services related to third parties that are not under our control, including third-party providers of complementary services or retailers, restaurants and other commercial tenants leasing spaces at the airport. To the extent that we may fail to fully comply with applicable laws and regulations or fail to detect illegal activities carried out by third parties, the competent authorities may impose certain fines on us, and our reputation may also be adversely affected.

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

In 2022, 2023 and 2024, domestic terminal passengers have represented approximately 88.3%, 87.7% and 85.7% respectively, of the passenger traffic volume in our airports. In addition, all of our assets are located, and all of its operations are conducted, in Mexico. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Mexico. As a result, its business, financial condition and results of operations could be adversely affected by any deterioration of the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico or by other negative political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange-rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

The Mexican economy underwent an economic crisis that began in 2008 and continued in 2009 as a result of the impact of the global financial crisis, which affected many emerging economies. The Mexican economy’s link with the U.S. economy remains very important, and therefore, any downside to the economic outlook of the U.S. may hinder any recovery in Mexico. This correlation may have an impact on Mexico’s GDP growth and other macro-economic conditions. The Mexican economy achieved real GDP growth rates of 1.2%, 3.3% and 3.7% in 2024, 2023 and 2022, respectively, and is estimated to increase by 1.4% in 2025 and to grow by 2.0% in 2026, according to the World Economic Outlook published by the International Monetary Fund in January 2024.

During 2024, average reference interest rates in Mexico decreased by 38 basis points compared to 2023. The annualized interest rates on 28-day short-term Mexican treasury bills, or Cetes (Certificados de la Tesorería de la Federación), averaged approximately 7.7%, 11.1% and 10.7% for 2022, 2023 and 2024, respectively. As of December 31, 2024, 34.9% of our long-term debt has interest payments at a variable rate, all of which are indexed to the 28-day TIIE reference rate, which highly exposes us to risk due to fluctuations in market interest rates.

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

In addition, Mexico has experienced periods of increasing criminal activity and violence, increased homicide rates, primarily due to organized crime. This poses a risk to our business and might negatively impact business continuity. An increase in crime rates could negatively affect our sales and passenger traffic, increase our security expenses, affect our hours of operation and result in higher turnover of personnel or damage to the perception of our brands. Furthermore, as consumer behaviors adapt to the heightened perceived and actual security threats, people may become increasingly reluctant to travel across Mexico. This shift could impact foreign direct investment, which in turn could affect our business and financial performance. The heightened security concerns may deter potential investors, affecting not only our direct operations but also the broader investment landscape in the region. See “Risks Factors —Risks Related to Mexico—High incidences of crime in Mexico, including extortion and drug trafficking, could adversely affect the Mexican economy and may have a negative effect on our business.”

Political developments and constitutional reforms could have an adverse effect on our business, results of operations or financial condition.

In Mexico, 2024 was marked by the presidential, state, and local elections as the country faced the biggest election in its history due to the number of posts that were contested. These elections resulted in the election of President Claudia Sheinbaum from the ruling party. The same party secured a majority of the seats in the Senate and the House of

Representatives, with the coalition holding a qualified majority in the Mexican House of Representatives and eventually reaching a qualified majority in the Senate. This political dominance grants the Morena coalition significant authority to enact changes to the Mexican Constitution, laws, policies, and regulations.

Since September 1, 2024, the Mexican Congress has approved wide-ranging constitutional reforms. As of the date of this filing, adopted reforms include (i) significant modifications to the Mexican judicial system, including the election of all judges, federal magistrates and supreme court justices by popular vote, allowing citizens to vote for approximately 1,600 judicial positions across different courts in Mexico, (ii) the elimination of autonomous governmental bodies, such as the National Hydrocarbons Commission (Comisión Nacional de Hidrocarburos), the Energy Regulatory Commission (Comisión Reguladora de Energía, or “CRE”), the National Institute of Transparency, Access to Information and Protection of Private Data (Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales, or “INAI”), the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”), the National Council for Evaluation of Social Development Policy (Consejo Nacional de Evaluación de la Política de Desarrollo Social, or “Coneval”) and the COFECE, (iii) the transfer of the National Guard (Guardia Nacional) to the Ministry of Defense (Secretaría de Defensa) and (iv) the reform of the constitutional supremacy, which limits the judicial system´s faculties to review, challenge and ultimately invalidate constitutional reforms. Such reform potentially allows the ruling party to approve constitutional reform proposals without the support of opposition lawmakers and any judicial challenge towards its invalidation.

We cannot predict the nature or extent of any future legal or constitutional reforms or whether they will be enacted. However, further measures that challenge the autonomy of governmental institutions or the independence of the judicial system could negatively impact the Mexican economy, undermine investor confidence, and disrupt our business operations and financial results. Any changes to laws, policies, or regulations as a result of such reforms may materially and adversely affect our business, financial condition, and results of operations.

Economic and political instability in Mexico could materially and adversely affect the Mexican economy and political climate and, in turn, on our operations.

In Mexico, political instability has historically been a determining factor for business investment. Significant changes in laws, public policies, or regulations, as well as the use of public referendums (consultas populares), could affect the country’s political and economic situation. Political disagreements between the executive, legislative, and judicial branches may result in a standstill, delaying the implementation of critical political and economic reforms. In addition, any actions taken by the administration may lead to riots, protests and looting that could adversely affect our operations.

The Mexican Government has increasingly enacted significant changes to policies and regulations. During President López Obrador’s administration, which ended on September 30, 2024, several actions, such as the cancellation of public and private projects following public referendums, most notably the cancellation of the former Texcoco Mexico City airport project, significantly undermined investor confidence, prompting a downgrade of Mexico’s sovereign rating. As of the date of this filing, it is widely anticipated that the current administration will continue similar policies, potentially leading to additional material amendments to laws, policies, and regulations.

Such changes include the recent constitutional reforms approved by the Mexican Congress, amendments to the election process for judicial system members, and modifications to energy legislation. These developments could result in adverse economic, political, and social impacts, including riots, protests, and looting, which could disrupt our operations.

Our financial condition and results of operations are also exposed to fluctuations in the value of the peso relative to the U.S. Dollar, inflation, interest rates, and changes in the nation’s political or regulatory environment. Any of these factors, individually or collectively, may adversely affect Mexico’s economic situation, our business operations, and our ability to repay indebtedness. We cannot guarantee that political, economic, or social developments in Mexico, over which we have no control, will not have a material adverse effect on our financial condition or market performance.

Adverse domestic events could negatively impact our business and results of operations.

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

Demonstrations and riots taking place in cities where our airports are located and where they are either a potential target or in the path of such demonstrations could generate flight cancellations and the suspension of our operations and could materially and adversely affect our business, results of operations, prospects and financial condition. See “Risk Factors – Risks Related to Mexico – High incidences of crime in Mexico, including extortion and drug trafficking, could adversely affect the Mexican economy and may have a negative effect on our business.”

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

According to the Mexican National Institute for Statistics and Geography (Instituto Nacional de Estadística y Geografía), or “INEGI,” GDP increased 3.7% in 2022, 3.3% in 2023, and 1.2% in 2024, respectively, in each case compared with the previous year. The annualized interest rates for 28-day Mexican Treasury Bills (CETES) averaged approximately 7.7%, 11.1% and 10.7% in 2022, 2023 and 2024, respectively. As of April 25, 2025, the 28-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), or “TIIE-28,” was 9.2906%. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

If inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

Depreciation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

According to the Board of Governors of the Federal Reserve System, from December 31, 2023 to December 31, 2024, the peso depreciated from Ps. 16.90 per U.S.$1.00 on December 31, 2023 to Ps.20.86 per U.S.$1.00 on December 31, 2024, after having appreciated, from Ps. 19.50 per U.S.$1.00 on December 31, 2022 to Ps.16.90 per U.S.$1.00 on December 31, 2023 an appreciation of 13.3%. During the first months of 2025, the peso appreciated, reaching Ps.19.5585 per U.S.$1.00 on April 25, 2025. Rising inflation in the U.S., the extent of which is still uncertain, could have an impact on the value of the peso relative to the U.S. dollar. During 2024, inflation in the U.S. amounted to 2.9%, according to the Consumer Price Index Data provided by the U.S. Department of Labor. A depreciation of the peso affects our business in the following ways: (i) international passengers and international flights pay tariffs reported in U.S. dollars; while these tariffs are generally collected in Mexican pesos up to 60 days following the date of each flight, any depreciation of the Mexican peso has a positive impact on our results from operations, which are reported in Mexican pesos; (ii) we have cash balances denominated in U.S. dollars; a depreciation in the Mexican peso would result in higher cash balances when converted to Mexican pesos, thus causing foreign exchange gains; and (iii) we have financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos, thus causing foreign exchange losses. As of December 31, 2024, we had U.S.$5.2 million of liabilities denominated in U.S. dollars, representing 0.6% of our consolidated liabilities. As of April 25, 2025, U.S.$ 23.6 million of our cash balance was denominated in U.S. dollars.

Moreover, the depreciation of the peso also affects some of our airline customers with operations in U.S. dollars, including the purchases or leases of equipment, maintenance and fuel. Severe devaluation or depreciation of the peso may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies.

High incidences of crime in Mexico, including extortion and drug trafficking, could adversely affect the Mexican economy and may have a negative effect on our business.

Higher incidences of crime throughout Mexico, including extortion and drug trafficking, could have an adverse effect on our business, results of operations, prospects and financial condition, as it may decrease the international and domestic passenger traffic directed to or within Mexico. The travel warning issued by the U.S. Department of State (Bureau of Consular Affairs) on September 6, 2024 (the “Travel Advisory”) urges U.S. citizens not to travel to the states of Colima, Guerrero, Michoacán, Sinaloa (except the city of Mazatlán), Tamaulipas and Zacatecas. This Travel Advisory also urges U.S. citizens to defer non-essential travel to cities, states and other regions, such as Baja California, Chiapas, Chihuahua, Guanajuato, Jalisco, Morelos and Sonora. Drug-related violence and other incidents of organized crime may not be contained, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, violent crime (which has had had an adverse impact on the economic activity in Mexico) may further affect travel within the country and between Mexico and other countries, including the United States, which could particularly affect the airports in the north of Mexico where we have significant operations and increase our insurance and security costs.

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

On January 5, 2023, a major drug cartel leader was arrested in Culiacan. The arrest caused a violent outbreak in the state of Sinaloa, leading to, among others, confrontations with the military forces, blockage of city point entries, and armed clashes occurring in the vicinity of the Culiacan airport. At least one commercial carrier plane on the ground was hit by a stray bullet, without major consequences. At the request of the local civil aviation authority, the Culiacán and Mazatlán airports suspended operations that day. A total of 163 air traffic movements were cancelled at the Culiacán and Mazatlán airports as a result of these events. Even though these events did not result in any injury for passengers or airport employees, nor did they significantly impact our operations, we cannot assure that future conflicts or violent outbreaks related to the Sinaloa drug cartel will not have an adverse effect on our operations.

On January 20, 2025, the U.S. government issued an executive order instructing the U.S. Department of State to designate certain international cartels and transnational criminal organizations as Foreign Terrorist Organizations (“FTOs”). On February 20, 2025, the U.S. government designated eight such entities, including six Mexican cartels, as FTOs, several of which are known to be present in jurisdictions where we operate. These designations expand the tools available for U.S. authorities to prosecute members of FTOs or individuals or entities alleged to have provided them “material support” and increase the risk of potential criminal and civil liability against such entities or individuals.

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

In addition, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, an economic downturn in the United States will significantly adversely impact the Mexican economy. Furthermore, we cannot assure you that any policies adopted by the Biden U.S. administration will not have an impact in the market value of its securities, or that the market value of its securities will not be adversely affected by events elsewhere. See also, “—Risks Related to Our Operations— Large scale international events, including acts of terrorism, wars and the military action worldwide, could have a negative impact on international air travel and our revenues.”

Delays in the process of obtaining necessary governmental approvals could affect our ability to expand our airports.

The expansion, development and growth of our airports from time to time may require governmental approvals, administrative proceedings or some other governmental action. Any delay or inability to obtain such approvals or favorable outcomes of such proceedings could have a negative impact on our expansion, development and growth of our airports.

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

The Mexican National Water Commission (Comisión Nacional del Agua) has the authority to restrict water use in some of our airports due to water shortage in Mexico and has enhanced its mechanisms to verify compliance with the fiscal, administrative and technical requirements regarding the extraction and discharge of water. Concessionaires who fail to comply with any of these requirements may be subject to administrative procedures that may result in the cancellation of water extraction rights and /or the imposition of significant fines and/or the closure of the extraction points. Currently, we have the concession to manage groundwater extraction in 9 of our 13 airports. In 2025, the Ministry of the Environment and Natural Resources published updated extraction fees for groundwater based on the relative availability of water by region. As a result, groundwater extraction fees increased almost 170% in our Monterrey airport.

As part of the National Agreement on Human Rights to Water and Sustainability (Acuerdo Nacional por el Derecho Humano al Agua y la Sustentabilidad) published in the Federal Official Gazette on December 19, 2024 (the “Agreement on Human Rights to Water and Sustainability”), the Mexican National Water Commission committed to (i) the review and organization of water concessions as to prevent over-exploitation and monopolization of waters, and (ii) the review of concession titles that are not being used, so that their volumes can be reincorporated into the national waters, primarily for human consumption. In such regard, the industrial sector has committed to gradually returning concessioned water volumes on a voluntary basis and refraining from overexploitation, which could lead to a reduction in the concessioned water volumes in 9 of our 13 airports.

Additionally, the Agreement on Human Rights to Water and Sustainability and its related coordination instruments could enable a more precise monitoring and oversight of concessionaries’ compliance with their obligations.

Furthermore, all thirteen of our airports have received the Environmental Quality Certification awarded by the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente). However, compliance with current or future environmental regulations may require us to incur additional costs to ensure regulatory adherence. Failure to comply with these regulations could result in fines and other sanctions.

On August 11, 2014, the Mexican National Agency for Industrial Safety and Protection of the Environment of the Hydrocarbons Sector (Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos, or “ASEA”) was created. Initially, ASEA played a secondary role to the Mexican Ministry of the Environment and Natural Resources, but it has since begun exercising its legal authority more actively. Consequently, our airport growth projects related to fuel supply must receive ASEA’s approval, potentially leading to more complex and time-consuming approval processes for hydrocarbon-related projects. As of the date of this filing, it remains uncertain whether ASEA’s regulations will significantly affect our business and results of operations.

On January 28, 2025, amendments to the General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market (Circular Única de Emisoras) were published in the Official Gazette of the Federation. These amendments, issued by the National Banking and Securities Commission (“CNBV”), introduce new sustainability disclosure requirements for issuers listed on the Mexican Stock Exchange.

Starting in 2026, issuers will be required to prepare and disclose sustainability information in accordance with the IFRS Sustainability Disclosure Standards (IFRS S1 and IFRS S2), issued by the International Sustainability Standards Board (ISSB). The amendments introduce, among other things: (i) the definition of Sustainability Information and its inclusion in the periodic annual filings; (ii) the obligation to prepare a Sustainability Report aligned with IFRS S1 and S2; and (iii) the requirement to obtain external assurance on such disclosures.

These reports must describe the company’s governance, strategy, risk management, and metrics and targets related to sustainability and climate-related risks and opportunities that could affect its cash flows, access to financing, or cost of capital over the short, medium, or long term. While the Sustainability Report for the year 2025 (to be disclosed in 2026) is not required to be assured, from 2027 onwards, disclosures must be subject to at least limited assurance, and eventually to reasonable assurance, as defined by applicable regulations.

Given these new disclosure requirements, compliance with sustainability and climate reporting may create an additional administrative burden, increase external audit costs, and introduce uncertainties regarding potential adverse effects on our business operations. The Company must comply with these requirements to ensure transparent sustainability reporting, contributing to the redirection of capital flows toward sustainable economic development and environmental protection.

Minority shareholders may be less able to enforce their rights against us, our directors or controlling shareholders in Mexico.

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

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

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

Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing participation. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs in the United States to exercise any preemptive rights in any future capital increase, unless we file a registration statement with the SEC with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the Securities Act of 1933, as amended.

At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

We may not file a registration statement with the SEC in the future to allow holders of ADSs or shares in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, sales by the depository of preemptive rights and distribution of the proceeds from such sales to you, the ADS holders, is not possible. As a result, your equity interest may be diluted proportionately.

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.

Under Mexican law, a shareholder is required to deposit its shares with the Secretary of our Board of Directors, S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), a Mexican or foreign credit institution or a brokerage house in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with the procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

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

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the projections, plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed above under “Risk Factors,” include material changes in the performance or terms of our concessions, competitive pressures on maximum tariffs, developments in legal proceedings, effects on our company from changes in our relationship with or among our affiliated companies, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, increases in interest rates, fluctuation of crude oil prices and its effect on fuel costs, regulatory developments, customer demand and competition in the airline industry. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

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

Currently, Series BB shares represent 12.9% of our outstanding capital stock and the remainder consist of Series B shares. SETA currently owns all of the outstanding Series BB shares representing 12.9% of our outstanding capital stock and also owns Series B shares representing 1.9% of our outstanding capital stock.

SETA’s current shareholders are the VINCI Entities, through wholly-owned subsidiaries, which in the aggregate own directly 100% of SETA.

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2024 amounted to approximately Ps. 235,499 thousand. This agreement is more fully described in “Item 7. Major Shareholders and Related-Party Transactions.”

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

Master Development Programs and Capital Expenditures

Master Development Program

Every five years, we are required to submit to the Ministry of Infrastructure, Communications and Transportation for approval a Master Development Program for each of our concessions describing, among other matters, our traffic forecasts for the following 15 years, and detailed expansion, modernization and major and minor maintenance plans for the following five years. Each Master Development Program is required to be updated and resubmitted for approval to the Ministry of Infrastructure, Communications and Transportation every five years. Upon such approval, the Master Development Program is binding for the following five years and deemed to constitute part of the relevant concession. Any major construction, renovation or expansion of an airport generally may only be made pursuant to a concession holder’s Master Development Program and upon approval by the Ministry of Infrastructure, Communications and Transportation. In November 2020, the Ministry of Infrastructure, Communications and Transportation approved the Master Development Programs for each of our subsidiary concession holders for the 2021 to 2025 period. These five-year Master Development Programs, which were approved by the Ministry of Infrastructure, Communications and Transportation, are in effect from January 1, 2021 until December 31, 2025, and we are required to comply with them on a year-by-year basis. We will submit the new master development program to the Ministry of Infrastructure, Communications and Transportation in 2025, which upon approval would be in effect from January 1, 2026 to December 31, 2030.

Under our current Master Development Program, we have agreed to commit Ps.16,918,914 thousand (in pesos with purchasing power of December 31, 2024) to the maintenance, improvement to assets under concession and to acquire fixed assets.

On October 19, 2023, as a result of the amendments to the Bases for Tariff Regulation set forth in Annex 7 of our concessions, which changed the maximum annual tariffs that our airports can charge for their services, the Federal Civil Aviation Agency authorized us to defer certain investments committed under the Master Development Programs currently in place by approximately 24 months. As a result, instead of the Ps.640,274 thousand and Ps.583,222 thousand (expressed in pesos with purchasing power as of December 2024) originally committed to be invested between 2024 and 2025, respectively, Ps.833,567 thousand will be executed in 2026, and Ps.389,929 thousand will be executed in 2027.

The following table sets forth our committed investments, including major maintenance expenditures, under our Master Development Programs by airport for 2021 through 2025. Figures are updated based on the Producer Price Index for the construction industry:

Committed Investments Under Master Development Programs by
Airport for 2021 through 2025 (1)(2)(3)

	For the Year Ended December 31,
						Total
	2021	2022	2023	2024	2025	2021 - 2025

	(in thousands of pesos)
Acapulco	227,188	72,881	60,742	26,867	54,920	442,597
Ciudad Juárez	314,422	272,749	420,977	263,146	83,358	1,354,652
Culiacán	375,300	405,927	448,780	97,977	118,975	1,446,959
Chihuahua	252,849	224,247	283,262	156,034	97,719	1,014,112
Durango	98,998	150,963	110,315	59,619	33,323	453,217
Mazatlán	106,407	95,027	176,640	20,528	53,768	452,369
Monterrey	1,273,037	1,796,029	1,665,416	1,875,331	1,686,734	8,296,548
Reynosa	140,686	59,376	60,226	48,172	38,927	347,387
San Luis Potosí	207,700	111,849	120,982	68,734	40,053	549,319
Tampico	140,230	93,812	73,184	14,705	69,227	391,158
Torreón	110,342	148,625	52,280	37,607	44,705	393,559
Zacatecas	95,833	32,385	25,216	22,640	30,091	206,165
Zihuatanejo	105,475	104,770	24,913	42,398	69,820	347,376
Total	3,448,467	3,568,643	3,522,932	2,733,758	2,421,618	15,695,418
(1)	In pesos with purchasing power as of December 2024.
(2)	For presentation purposes, the committed investments for 2024 in the table exclude the Ps.640,274 thousand investment which has been authorized to be postponed to 2026 and 2027. The total amount of investments, including these postponed amounts, for the period 2021-2025, is Ps.16,918,914 thousand.
(3)	For presentation purposes, the committed investments for 2024 and 2025 in the table exclude the Ps.583,222 thousand investment which has been authorized to be postponed to 2026 and 2027. The total amount of investments, including these postponements for the period 2021-2025, remains Ps.16,918,914 thousand.

The following table sets forth our committed investments, including major maintenance expenditures, under our Master Development Programs by category for 2021 through 2025:

Committed Investments Under Master Development Programs by

Category for 2021 through 2025 (1)(2)(3)

	For the Year Ended December 31,
						Total
	2021	2022	2023	2024	2025	2021 - 2025

	(in thousands of pesos)
Terminal capacity expansions and quality projects	838,375	1,387,503	1,727,119	1,588,113	1,364,896	6,906,005
Projects to meet ICAO directives	317,352	187,971	18,890	13,791	12,773	550,777
Operational Infrastructure Expansion	257,789	239,805	212,433	183,538	519,511	1,413,076
Runways and aprons	497,178	591,871	468,220	382,217	181,861	2,121,346
Machinery and equipment	570,208	708,197	254,783	25,507	179,999	1,738,695
Security, Safety and Information Technology Equipment	522,091	210,045	731,611	485,445	109,595	2,058,787
Other	445,473	243,252	109,876	55,147	52,984	906,732
Total	3,448,467	3,568,643	3,522,932	2,733,758	2,421,618	15,695,418
(1)	In pesos with purchasing power as of December 2024.
(2)	For presentation purposes, the committed investments for 2024 and 2025 in the table exclude the Ps.640,274 thousand investment which has been authorized to be postponed to 2026 and 2027. The total amount of investments, including these postponed amounts, for the period 2021-2025, is Ps.16,918,914 thousand.
(3)	For presentation purposes, the committed investments for 2024 and 2025 in the table exclude the Ps.583,222 thousand investment which has been authorized to be postponed to 2026 and 2027. The total amount of investments, including these postponements for the period 2021-2025, remains Ps.16,918,914 thousand.

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

The following table sets forth our actual capital expenditures, including capital expenditures made pursuant to our Master Development Programs and other strategic capital expenditures by airport for 2020 through 2024:

Actual Capital Expenditures by Airport for 2020 through 2024

	For the Year Ended December 31,
	2020	2021	2022	2023	2024

	(in thousands of pesos)
Acapulco	34,592	44,088	76,716	64,558	33,769
Ciudad Juárez	78,794	165,227	259,370	459,571	320,251
Culiacán	40,919	91,354	128,053	431,568	349,946
Chihuahua	37,908	63,584	109,125	153,019	262,848
Durango	47,209	35,601	92,040	132,316	60,909
Mazatlán	23,804	45,625	142,351	114,235	93,980
Monterrey	748,245	1,002,022	1,450,958	1,135,411	1,415,598
Reynosa	30,191	62,780	77,439	25,442	11,743
San Luis Potosí	53,596	67,399	55,812	116,144	71,413
Tampico	50,152	129,471	78,088	81,292	74,020
Torreón	29,400	28,802	55,251	71,347	80,867
Zacatecas	29,443	18,318	65,610	44,982	11,330
Zihuatanejo	74,516	129,957	98,243	78,863	76,457
Other	122,714	26,313	198,231	308,045	379,758
Total	1,401,483	1,910,541	2,887,287	3,216,794	3,242,889

The following table sets forth our actual capital expenditures by category across all of our airports for 2020 through 2024:

Actual Capital Expenditures by Category for 2020 through 2024

	For the Year Ended
	December 31,
	2020	2021	2022	2023	2024

	(in thousands of pesos)
Capacity and quality project	946,848	1,019,022	1,787,056	2,381,686	1,709,315
Projects to meet ICAO directives	57,788	90,437	220,072	122,381	22,172
Facilities for disabled passengers	591	4,455	2,300	653	5,016
Environmental projects	4,279	220,480	50,722	50,386	34,563
Projects requested by competent authorities	16,806	2,665	23,369	10,165	3,828
Runways and aprons	95,033	202,126	—	—	160,070
Machinery and equipment	8,672	64,314	166,919	—	287,425
Operative standards equipment	33,475	37,146	109,612	1,511	78,351
Security — investments	29,398	13,125	61,675	20,375	66,897
Information systems — investments	14,432	13,230	52,360	109,756	46,948
Baggage-screening system — investments	22,363	69,337	43,671	79,243	279,170
Other	171,798	174,204	369,531	440,638	549,133
Total	1,401,483	1,910,541	2,887,287	3,216,794	3,242,889

In 2022, 2023 and 2024, our major maintenance expenditures totaled Ps.397,963 thousand, Ps.421,522 thousand and Ps.224,230 thousand, respectively. For a detailed reconciliation of expenditures actually made during 2022, 2023 and 2024 and their classification in our consolidated financial statements for such periods, see “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Uses of Capital.”

Our actual capital expenditures from 2022 through 2024 were allocated to the following types of investments at the majority of our airports:

●	Terminals. We started the construction of seven building expansions, and we completed the construction of four expansion projects in 2021. In 2021, we started the expansion and remodeling of the Culiacán and Durango terminal buildings, and we continued with the expansion of our terminal in Ciudad Juárez. As part of our Monterrey terminal A expansion and remodeling project, In June, 2023, we started operations of the Wing 1 building, which was part of the airport’s first phase of expansion and remodeling project. This Wing serves passengers traveling through Terminal C, has an area of 5.6 thousand m2, 7 boarding gates, and annual capacity of 1.4 million passengers. Additionally, during 2024, we inaugurated the Terminal A East public area expansion, which covers 6,000 square meters (64,583 square-feet), and features double documentation counters, commercial outlets, airport services, and other facilities. These enhancements contribute to improving our services and increasing airport capacity. This completion marks the third phase of our initial expansion project, following the earlier openings of the West public area of Terminal A and the Wing 1 building. As a result of these initiatives, Monterrey’s current terminal capacity has grown to 13.9 million passengers annually. In September 2024, we inaugurated the expansion and remodeling project of the terminal building at the Durango International Airport. The project involved the construction of over 800 square meters and the renovation of 3,000 square meters. With this investment, Durango Airport will have the capacity to handle up to 760,000 passengers annually. We also improved our airports’ terminals by, among others, updating our lighting and air conditioning systems, replacing our fire detection and suppression equipment, installing new elevators and escalators and upgrading our public information systems.
●	Paved surfaces. We performed major rehabilitation work on our runways in Durango, Culiacán, Torreón and Zacatecas airports, taxiways and service roads to meet ICAO standards, including the modernization of our illuminated navigation aid systems to improve the safety of our airports. We expanded several aircraft aprons for general, cargo and commercial aviation, particularly at the Monterrey and Ciudad Juárez airports. We also completed construction of taxiways at the Monterrey airport, two new car rental facilities at each of the Monterrey and Acapulco airports, an expansion of the Chihuahua airport parking lot, and a new parking lot at Ciudad Juarez airport. We began the construction of three new parking lots at the Monterrey airport.
●	Machinery and equipment. We invested in machinery and equipment such as aircraft-approved fire-extinguishing vehicles, emergency back-up electricity generators, metal detectors and other security-related equipment. We purchased operational and passenger ground vehicles. We also began the renewal of our runway light technology from halogen to solar LED in Reynosa, Acapulco, Monterrey, Mazatlán, Durango, Torreón and Zacatecas airports. We began the construction of a new electrical substation at the Monterrey airport. In 2021, we started with the installation of battery banks with an aggregate storage capacity of 18.1 MW in Monterrey, Chihuahua, Ciudad Juárez, Mazatlán, Acapulco and Culiacán.
●	OMA-VYNMSA Industrial Park at the Monterrey airport. We continued with the expansion of our OMA-VYNMSA industrial park located at the Monterrey airport. as of December 2024, we have built a total of 17 warehouses with a total leasable area of 132,010 square meters (1,420,948 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 36 to 144 months. In 2024, we began the construction of 1 additional warehouse of 5,071 square meters (54,584 square-feet), which is expected to be completed in 2025.

●	OMA Carga Bonded Warehouse for Ground Transportation at the Monterrey airport. In order to meet the growing demand for cargo we started the expansion of OMA Logistica bonded warehouse in December 2022 to expand its current capacity by adding approximately 800 square meters (8,611 square-feet) for ground handling and storage spaces. Additionally, to address the increasing demand for cargo services, OMA Logística began the expansion of its bonded warehouse in April 2025. This project adds over 2,250 square meters (24,210 square feet) of new space dedicated to ground and Air handling and storage operations, significantly enhancing our capacity to support growing logistics needs with greater efficiency and flexibility.
●	Terminal 2 NH Collection Hotel at Mexico City Airport. During 2022, we started the renovation of the Terminal 2 NH Collection Hotel, which includes public areas such as the restaurant, bar, and lobby while also remodeling the 287 rooms to improve our customers’ experience. We concluded the renovation project during 2023. All 287 rooms underwent a full transformation, along with the public areas and the restaurant of the hotel, creating an enhanced experience for our guests.

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

According to figures published by the Mexican Federal Civil Aviation Agency, our total aviation passenger traffic accounted for approximately 14.3% of all arriving and departing total aviation passengers in Mexico in 2024.

In 2024, we recorded total revenues of Ps.15,072,956 thousand (U.S.$ 725,142 thousand) and a consolidated net income of Ps.4,936,224 thousand (U.S.$ 237,476 thousand), the sum of our aeronautical and non-aeronautical revenues was Ps. 12,212,766 thousand (U.S.$ 587,542 thousand) and our airports handled approximately 26.5 million terminal passengers, a decrease of 1.2% with respect to the 26.8 million terminal passengers handled in 2023.

Our airports serve several major international routes, including Monterrey-Houston, Monterrey-Dallas, Monterrey-San Antonio, Monterrey-Chicago, Monterrey-Las Vegas, Monterrey-Atlanta, San Luis Potosí-Dallas, Monterrey-Madrid, San Luis Potosí-Houston, Chihuahua-Dallas, Mazatlán-Phoenix, Mazatlán-Los Angeles, Monterrey-Los Angeles, Zihuatanejo-Los Angeles, and Torreón-Dallas. Our airports also serve several other major international destinations, including Miami, Detroit, and Denver in the United States, Panama City, Havana, Bogota, and Calgary. In addition, our airports serve major resort destinations, such as Mazatlán, Acapulco and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada. Our airports also serve major domestic routes, including Monterrey-Mexico City, which was the country’s second busiest domestic route in 2024, with approximately 4.0 million total passengers (including passengers flying directly to the nearby airports of Toluca and Santa Lucia (AIFA), which are counted together with those flying to Mexico City), according to the Mexican Federal Civil Aviation Agency. Other major domestic routes served by our airports include Monterrey-Cancún, Monterrey-Guadalajara, and Culiacán-Tijuana and Ciudad Juárez-Mexico City, with approximately 1,535,629, 993,772, 851,061, and 705,019 total passengers, respectively, in 2024, according to the Mexican Federal Civil Aviation Agency.

Our international traffic in 2024 increased by 15.0% compared to 2023, principally as a result of an increase in the operations of VivaAerobus’ Monterrey-Las Vegas route, Aeroméxico’s Monterrey-Atlanta route. VivaAerobus’ Monterrey-Orlando route, VivaAerobus’ Monterrey-Denver route, American Airlines’ Monterrey-Dallas route, VivaAerobus’ Monterrey-San Antonio route, VivaAerobus’ Monterrey-Miami route, United Airlines’ San Luis Potosí-Houston route, Air Canada’s Monterrey-Toronto route and VivaAerobus’ Monterrey-Los Angeles route.

Monterrey and its metropolitan area is the third largest city in Mexico based on population, with a population of approximately 5.3 million. Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s seventh largest state based on population. It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities. Business travelers account for a substantial portion of passengers at the Monterrey airport. The Monterrey airport is our leading airport based on passenger traffic volume, air traffic movements and contribution to revenues and ranked as the fourth busiest airport in Mexico based on passenger traffic volume in 2024, according to data published by the Mexican Federal Civil Aviation Agency. In 2024, our Monterrey airport accounted for approximately 51.2% of our terminal passenger traffic, 45.4% of our total revenues and 44.5% of the sum of our aeronautical and non-aeronautical revenues.

Three of our airports, Acapulco, Mazatlán and Zihuatanejo, serve popular Mexican tourist destinations. Acapulco is Mexico’s 29th largest tourist destination, Mazatlán is the 19th and Zihuatanejo is the 33rd , based on the number of international visitors in 2024 according to the Mexican Federal Civil Aviation Agency. Acapulco is a principal port of call for cruise ships. In 2024, the Acapulco, Mazatlán and Zihuatanejo airports collectively accounted for 11.9% of our aggregate terminal passengers, 10.3% of our total revenues and 11.0% of the sum of our aeronautical and non-aeronautical revenues.

Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity, with diverse economic activities such as mining (the Durango and Zacatecas airports), maquiladora manufacturing (the Chihuahua and Torreón airports), petroleum and chemical production (the Tampico airport), agriculture and livestock (the Culiacán airport) and transportation and logistics (the San Luis Potosí airport). In 2024, these seven regional airports collectively accounted for 26.8% of our aggregate terminal passengers, 25.6% of our total revenues and 24.1% of the sum of our aeronautical and non-aeronautical revenues.

The remaining two airports in the group, the Ciudad Juárez and Reynosa airports, serve cities situated along the border of Mexico and the United States. Both Ciudad Juárez and Reynosa are popular entry points to the United States. In 2024, the Ciudad Juárez and Reynosa airports collectively accounted for 10.1% of our aggregate terminal passengers, 8.5% of our total revenues and 7.7% of the sum of our aeronautical and non-aeronautical revenues.

Additionally, we operate three bonded warehouses under the OMA Carga brand that provide cargo logistics services, which include storage, handling, custody maneuvers, loading and unloading, and x-ray screening of exports, among other services. Two bonded warehouses operate at the Monterrey airport and one operates at the Chihuahua airport. We previously operated a bonded warehouse at the Ciudad Juárez airport; however, we were recently notified by ANAM of the cancellation of the permit to operate this facility due to lack of operations, and, consequently, the extension request filed in November 2024 before ANAM was denied. This cancellation is not expected to affect our results, considering that the Ciudad Juárez bonded warehouse has not had any operations for the past five years.

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

In November 2012, as part of our diversification activities, we signed a strategic alliance agreement with VYNMSA Desarrollo Inmobiliario, S.A. de C.V. (“VYNMSA”), to build and operate an industrial park at the Monterrey airport. As part of this strategic alliance, 32.4 hectares (80.06 acres) within the Monterrey airport’s perimeter have been developed in phases for use as an industrial park. The industrial park was inaugurated on March 20, 2015, and as of December 2024, we have built a total of 17 warehouses with a total leasable area of 132,010 square meters (1,420,948 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 36 to 144 months. In late 2024, we began the construction of 1 additional warehouse of 5,071 square meters (54,584 square-feet), which is expected to be completed in 2025.

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

The following table provides summary data for each of our 13 airports for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022						2023					2024
					Aeronautical						Aeronautical					Aeronautical
			Sum of		and Non-				Sum of		and Non-			Sum of		and Non-
			Aeronautical		Aeronautical				Aeronautical		Aeronautical			Aeronautical		Aeronautical
			and		Revenues				and		Revenues per			and		Revenues
	Terminal		Non-Aeronautical		per Terminal		Terminal		Non-Aeronautical		Terminal	Terminal		Non-Aeronautical		per Terminal
	Passengers		Revenues (1)		Passenger(2)		Passengers		Revenues(1)		Passenger (2)	Passengers		Revenues(1)		Passenger (2)
	(Number		(in millions				(Number		(in millions			(Number		(in millions
Airport	in millions)%		of pesos)%		(pesos)		in millions)%		of pesos)%		(pesos)	in millions)%		of pesos)%		(in pesos)
Metropolitan destination:
Monterrey	10.9	47.1%	3,842.2	37.3%	351.1		13.3	49.6%	5,088.0	49.4%	381.8	13.6	51.2%	5,438.0	50.9%	400.4
Total metropolitan destination	10.9	47.1%	3,842.2	37.3%	351.1	(3)	13.3	49.6%	5,088.0	49.35%	381.8	13.6	51.2%	5,438.0	50.93%	400.4
Tourist destinations:
Acapulco	0.8	3.6%	313.7	3.0%	374.0		0.9	3.3%	364.3	3.5%	407.5	0.6	2.3%	240.4	2.3%	399.6
Mazatlán	1.5	6.2%	530.5	5.1%	365.6		1.6	6.0%	662.9	6.4%	408.8	1.9	7.0%	795.5	7.5%	425.6
Zihuatanejo	0.6	2.6%	244.7	2.4%	412.3		0.7	2.4%	281.6	2.7%	430.4	0.7	2.5%	312.1	2.9%	462.6
Total tourist destinations	2.9	12.4%	1,088.9	10.56%	377.7	(3)	3.2	11.8%	1,308.9	12.70%	412.89	3.1	11.9%	1,347.9	12.62%	428.59
Regional destinations:
Chihuahua	1.7	7.4%	603.4	5.9%	349.4		1.9	7.1%	718.0	7.0%	376.7	1.9	7.0%	734.2	6.9%	396.7
Culiacán	2.4	10.4%	821.8	8.0%	338.7		2.6	9.7%	952.2	9.2%	364.5	2.2	8.4%	864.8	8.1%	386.1
Durango	0.5	2.1%	191.6	1.9%	394.7		0.5	1.9%	208.2	2.0%	405.7	0.5	2.0%	226.4	2.1%	423.1
San Luis Potosí	0.6	2.7%	288.1	2.8%	454.9		0.7	2.7%	336.3	3.3%	468.0	0.7	2.8%	372.1	3.5%	505.3
Tampico	0.5	2.1%	198.3	1.9%	400.1		0.6	2.1%	232.2	2.3%	412.2	0.6	2.1%	239.0	2.2%	426.3
Torreón	0.7	2.9%	256.6	2.5%	382.8		0.8	2.9%	315.6	3.1%	406.5	0.8	3.1%	345.2	3.2%	424.4
Zacatecas	0.4	1.9%	177.7	1.7%	409.4		0.4	1.7%	188.5	1.8%	424.9	0.4	1.4%	164.6	1.5%	443.4
Total regional destinations	6.9	29.6%	2,537.5	24.6%	369.3	(3)	7.5	28.1%	2,951.0	28.6%	391.7	7.1	26.8%	2,946.2	27.6%	414.5
Border destinations:
Ciudad Juárez	2.0	8.6%	607.5	5.9%	303.1		2.3	8.5%	772.3	7.5%	339.5	2.1	8.1%	758.5	7.1%	353.5
Reynosa	0.5	2.2%	160.7	1.6%	310.2		0.5	2.0%	188.8	1.8%	349.6	0.5	2.0%	186.4	1.7%	351.2
Total border destinations	2.5	10.9%	768.2	7.5%	304.5	(3)	2.8	10.5%	961.2	9.3%	341.4	2.7	10.1%	944.9	8.8%	353.1
Sum of aeronautical and non-aeronautical revenues(1)	23.2	100%	8,237	80%	354.7	(3)	26.8	100%	10,309	100%	384.0	26.5	100%	10,677	100%	402.7
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

See Note 25 to our consolidated financial statements for further information by segment. Our reportable segments under IFRS include its airports, the Terminal 2 NH Collection Hotel, the Hilton Garden Inn Hotel and the OMA-VYNMSA Industrial Park, individually, and information about our holding company and other companies has been combined in the “other” line item, as they represent other business activities and are segments that are not required to be reported separately. For purposes of analysis, segments are comprised of our two hotels, one industrial park, and thirteen individual airports, which have been grouped into four different regions according to their location: metropolitan, tourist, regional and border airports.

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports. In 2022, 2023 and 2024, aeronautical services revenues represented approximately 59.1%, 61.8% and 60.6%, respectively, of our total revenues and 76.0%, 77.3% and 74.8%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

The current agreements between our airports and our principal airline customers provide that payments for passenger charges will be between 30 and 60 days after the invoice delivery date. In 2024, the weighted average term of payment was 53 days.

International passenger charges are currently U.S. dollar-denominated but are collected in pesos based on the average exchange rate during the month prior to the flight, and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso. In 2022, 2023 and 2024, passenger charges corresponding to international passengers represented 14.8%, 14.6% and 15.7%, respectively, of our consolidated revenues (excluding construction services revenues). Domestic passenger charges are peso-denominated. In 2022, 2023 and 2024, passenger charges represented approximately 87.4%, 87.8% and 87.1%, respectively, of our aeronautical services revenues, 51.6%, 54.2% and 52.8%, respectively, of our total revenues and 66.4%, 67.8% and 65.1%, respectively, of the sum of aeronautical and non-aeronautical revenues. Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from all carriers including cargo carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client. In 2022, 2023 and 2024, these charges represented approximately 3.8%, 3.7% and 3.9%, respectively, of our aeronautical services revenues, 2.3%, 2.3% and 2.3%, respectively, of our total revenues and 2.9%, 2.9% and 2.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

We collect charges from carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo. These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and whether the service is domestic or international. Together with our aircraft parking, boarding and unloading charges described above, in 2022, 2023 and 2024, these charges represented approximately 3.2%, 3.4% and 3.6%, respectively, of our aeronautical services revenues, 2.0%, 2.0% and 2.2%, respectively, of our total revenues and 2.5%, 2.6% and 2.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles. These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client. In 2022, 2023 and 2024, these charges represented approximately 0.4%, 0.4%, and 0.4% respectively, of our aeronautical services revenues, 0.2%, 0.2% and 0.2%, respectively, of our total revenues and 0.3%, 0.3% and 0.3%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. Independent contractors provide airport security services at our airports. In 2022, 2023 and 2024, these charges represented approximately 0.9%, 0.9% and 1.0%, respectively, of our aeronautical services revenues, 0.5%, 0.6% and 0.6%, respectively, of our total revenues and 0.7%, 0.7% and 0.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

Complementary Service Providers

At each of our airports, we earn revenues from charging access and other fees from third-party providers, ramp-handling and baggage-handling services, catering services, aircraft security, providers of aircraft maintenance and repair and fuel. These access fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of their total revenues. We currently maintain contracts with 48 companies that provide the majority of these complementary services at our 13 airports.

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services. If any service providers were to halt operations at any of our airports, we could be required to seek a new provider of these services or to provide these services ourselves.

On November 1, 1998, we entered into an agreement with the Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares or “ASA”), pursuant to which we granted the agency access to the facilities at our airports for a nominal fee in order for ASA to buy, sell and supply fuel in such facilities. On July 21, 2018, the Mexican Bureau of Civil Aviation (currently the Mexican Federal Civil Aviation Agency) published a notice in the Federal Official Gazette clarifying the scope of Transitory Article Nine of the Regulations of the Mexican Airport Law, stating that as of the publication of the Hydrocarbons Law on August 11, 2014, the fuel market was to be considered open so that any interested party can distribute and sell Jet-A fuel. This clarification opens the possibility for third parties complying with the applicable legal requirements to provide fuel distribution and supply services within the airports operated by us. As of the date of this report, there are no third parties, other than ASA, providing fuel distribution and supply services within such airports.

Leasing of Space to Airlines

We derive aeronautical revenues from leasing space in our airports to airlines that is necessary for their operations, such as ticket counters and offices. Our lease agreements with airline customers for the use of space in our airports are typically for terms of three years with provisions for periodic inflation adjustments to our rental fees.

Cargo Handling

Cargo-related revenues include revenues from the leasing of space in the airside of our airports to cargo handling agents and shippers, landing fees for each arriving aircraft carrying cargo and a portion of the revenues derived from other complementary services provided in connection with cargo services. Cargo-related revenues are largely aeronautical and therefore subject to maximum tariffs applicable to aeronautical revenue sources.

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

As one of the main parts of our business strategy, we have prioritized increasing our non-aeronautical revenues, seeking new and improved commercial prices at our airports, as well as the development of the diversification and complementary activities. As a result of our efforts during the last ten years, our non-aeronautical revenues have increased as a percentage of our revenues. In 2022, 2023 and 2024, non-aeronautical revenues accounted for approximately 18.7%, 18.2% and 20.4% of our total revenues, respectively. Non-aeronautical revenues represented 24.0%, 22.7% and 25.2% in 2022, 2023 and 2024, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Revenues from Commercial Activities

As another main part of our business strategy to enhance our non-aeronautical revenues, we have prioritized increasing our revenues per passenger from commercial activities in our airports through the development of new areas, introduction of new services, brands and promotion of the commercial services described below. In 2024, our revenues from commercial activities increased by 15.1% in 2024 as compared to 2023. In order to position our commercial revenues for future growth, the following initiatives have been implemented or expanded:

●	Expanding and reconfiguring the commercial space available in our airport terminals. In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase passengers’ exposure to the commercial businesses operating in our airports. As a result, during the last ten years, we increased the total area available for commercial activity in our 13 airports by approximately 42.9%, and have more than doubled the commercial area in the Monterrey airport since 2004. As of December 31, 2024, the total area available for commercial activity at our 13 airports was 24,766 square meters (266,574 square feet), with an occupancy rate of 95.9%.
●	Renegotiating agreements with commercial tenants upon expiration to be more consistent with market practice, and creating competitive bidding processes with national and international operators for the allocation of commercial spaces. We improved our lease arrangements with existing tenants by adopting a contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount based partly on square footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports. As of December 31, 2024, approximately 87.9% of our commercial contracts were subject to royalty-based leasing arrangements and approximately 72.9% generated royalties in 2024.
●	Improving the quality of retail offerings in our airports. Historically, commercial tenants in our terminals consisted of small, often similar, local businesses offering goods and services of limited variety. We have leased redesigned space formerly occupied by such tenants, as well as newly available space, to more established, internationally recognized businesses, and locally recognized brands, in order to improve the quality, diversity and brand recognition of commercial goods and services available to our passengers, which we believe, based in part on market surveys conducted at several of our airports, will increase the sales revenues of our commercial tenants, thereby increasing our revenues from commercial activities. As a result, our food and beverage service tenants currently offer a mix of internationally recognized brands such as Starbucks, Chili’s, Carl’s Jr, Maison Kayser, Wolfgang Puck, Panda Express and Guy Fieri’s Burger Joint, as well as and celebrated local brands such as Casa Benell, Lázaro y Diego, Moonwalk Cookies, and Maja Sportswear. In order to promote commercial development at all of our airports, we encourage commercial tenants to lease bundles of commercial spaces among multiple airports that we operate.
●	Providing timely commercial information. We use social media to communicate the commercial opportunities and activities at our airports on a daily basis. We believe that good communication is the best method to promote our commercial services. We advertise current deals and new commercial services and, in some cases, we offer seasonal deals in coordination with our tenants.
●	Improving travel experience. Our commercial team works together with our operational team, airline clients and commercial tenants to devise customer-oriented solutions to deliver a better experience for all our passengers.

Commercial activities in each of our airports currently consist of the following:

●	Parking facilities. Our concessions provide us the right to operate the car parking facilities at all of our airports. Revenues from parking facilities at our airports currently are not regulated under our maximum tariffs, although they are subject to the regulatory oversight of the Ministry of Infrastructure Communications and Transportation and some municipalities.
●	Advertising. On April 1, 2022, we entered into a new lease and advertising agreement with 5M2 Airports, S.A. de C.V. (“5M2 Airports”), effective through March 31, 2029. 5M2 Airports is the out-of-home media division of Grupo Expansión and provides services in mass transport stations and other airports in Mexico. Grupo Expansion is a leading printed and digital publishing and out-of-home media company in Mexico. We had previously signed a lease and advertising services agreement with ISA Corporativo, S.A. de C.V. (“ISA”) on October 4, 2018, which was terminated by ISA on December 31, 2021.
●	Retail and duty free. We have completed several renovation projects as part of our overall effort (described above) to improve the product mix and brand recognition of retail stores in the commercial areas at our airports. We also have several duty-free retailers that cater to international passengers.
●	Food and beverage services. Through the years, we have upgraded our restaurant and bar offerings, which has allowed us to attract world-class operators of food and beverage outlets offering a wide variety of cuisine options and service concepts.
●	Car rentals. We have internationally-known name-brand car rental providers at our airports and have encouraged car rental companies to establish on-site automobile pick-up and drop-off facilities at our airports. We have also encouraged our car rental providers to differentiate their VIP services and modernize their facilities.
●	Time-share marketing and hotel promotion. We receive revenues from time-share developers and hotels to whom we rent space in our airports for the purpose of marketing and sales of time-share units as well as provide hotel transportation services.
●	Financial services. We lease space to financial services providers (such as currency exchange bureaus, banks and ATMs) at our airports, and we charge providers of these financial services fees based partly on a percentage of the revenues recorded by their operations. ATM service is currently available at all of our airport terminals.
●	Communications. We offer telephone, mobile phone and internet services at our airports through contractual agreements with service providers and offer wireless internet access at all of our airports.
●	VIP Lounges. In December 2021, we transitioned from leasing space for the OMA Premium Lounge in Terminal A, Terminal B and Terminal C of the Monterrey airport, as well as in the, Mazatlán, Culiacán, Chihuahua, Acapulco and San Luis Potosí airports to directly operating all of OMA Premium Lounges. Before 2021, OMA Premium Lounges were operated by a third party through a revenue-sharing lease agreement. From 2022 to 2024, we opened new OMA Premium Lounges in Ciudad Juárez, Tampico, Reynosa, and Durango, and Zihuatanejo airports. OMA also leases space for the American Express Centurion VIP Lounge and CitiBanamex Beyond Lounge in the Monterrey airport.

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

Our revenues from diversification activities increased by 25.5% as compared to 2023. The following are our main diversification initiatives during 2024:

●	OMA Carga Operations. We operate three bonded warehouses that provide cargo logistics services, which include storage, handling, custody maneuvers, loading and unloading, and x-ray screening of exports, among other services. Two bonded warehouses operate at the Monterrey airport and one operates at the Chihuahua airport. Total revenues from OMA Carga Operations increased by 21.7% to Ps.421,705 thousand, in comparison to revenues totaling Ps.346,441 thousand in 2023. In order to meet the growing demand for cargo we started in December 2022 the expansion of OMA Logistica bonded warehouse to expand its current capacity by adding approximately 800 square meters (8,611 square-feet) to be used for ground handling and storage spaces. Additionally, to address the increasing demand for cargo services, our subsidiary OMA Logística began the expansion of its OMA Carga bonded warehouse in April 2025. This project adds over 2,250 square meters (24,210 square feet) of new space dedicated to ground and Air handling and storage operations, significantly enhancing our capacity to support growing logistics needs with greater efficiency and flexibility.
●	Terminal 2 NH Collection Hotel at Mexico City Airport. In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease agreement with Mexico City International Airport that expires in 2029. A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%. The Terminal 2 NH Collection Hotel opened in August 2009. For the year ended December 31, 2024, total revenues increased by 19.0% to Ps.324,415 thousand, compared to 2023, and annual average occupancy during such period was 86.7%. In 2024, the annual average rate per room was Ps.2,939.0. During 2022, we started the full renovation of the Terminal 2 NH Collection Hotel, which includes public areas such as the restaurant, bar, and lobby while also renovating the 287 rooms to improve our customers’ experience.
●	Hilton Garden Inn Hotel at Monterrey airport. In July 2013, we partnered with Grupo Hotelero Santa Fe, S.A.B. de C.V. a publicly-listed Mexican hospitality investment and operating company, to develop and operate a 134-room hotel at the Monterrey airport under the Hilton Garden Inn brand. We own 85% of Consorcio Hotelero Aeropuerto de Monterrey, S.A.P.I. de C.V. and Grupo Hotelero Santa Fe holds the remaining 15%. The Hilton Garden Inn at the Monterrey airport includes a restaurant and bar, business centers and a fitness center and is easily accessible from Terminals A and B of the airport. For the year ended December 31, 2024, total revenues increased by 21.5% to Ps.129,637 thousand, compared to 2023, and annual average occupancy during such period was 76.1%. In 2024, the annual average rate per room was Ps.3,054.2.
●	OMA-VYNMSA Aero Industrial Park. In November 2012, we, through our subsidiary OMA Logística, entered into a strategic alliance agreement with VYNMSA, to build and operate an industrial park at the Monterrey airport through a special purpose vehicle named OMA-VYNMSA Aero Industrial Park, S.A. de C.V. in which OMA Logística has a 51% ownership interest and VYNMSA has a 49% ownership interest. As part of this strategic alliance, 32.4 hectares (80.06 acres) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park. The industrial park was inaugurated on March 20, 2015, and as of December 2023, we have built a total of 17 warehouses with a total leasable area of 132,010 square meters (1,420,948 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 36 to 144 months. In 2024, we began the construction of 1 additional warehouses for a total of 5,071 square meters (54,584 square-feet), which are expected to be completed in 2025.
●	Shopping Center and Office Plaza. Located in the outside areas of Terminal A of the Monterrey airport, the shopping center and office plaza consists of a two-story building with commercial space on the lower level and office space for rent on the upper level. We completed the renovation and expansion of the East Public Area of Terminal A in June 2024.

●	In December 2012, a gasoline service station within the Monterrey airport began operations. The 2,500 square meters (26,910 square feet) of land on which the service station is located is identified for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Mobil, for a renewable term of 15 years. Grupo ORSAN is responsible for the operation of and all investments in the service station. In 2024, the leasing of this land to Grupo ORSAN generated revenues of Ps. 3,215 thousand.
●	Office Center for Cargo Logistics Agents. Leasing of 1,045 square meters (11,248 square feet) of space at the Monterrey airport with an occupancy rate of 94.9% as of December 31, 2024.

Revenues from Complementary Activities

Our complementary activities generated 13.7% of our non-aeronautical revenues in 2024. These include:

●	Leasing of space. Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum tariffs and are classified as non-regulated commercial activities.
●	Baggage-Screening Services. The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006 and all domestic commercial flights as of July 2006 to undergo a comprehensive screening process for the detection of explosives. We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate our airline customers’ compliance with the baggage-screening guidelines. We negotiated an increase to maximum tariffs as of 2013 with the Mexican Federal Civil Aviation Agency to take into account the maintenance costs of baggage-screening systems in all of our airports required by mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16. Our subsidiary Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening systems at our airports since March 1, 2012. In 2024, our revenues from the operation of checked-baggage screening system service, amounted to Ps.249,870 thousand.
●	Non-Permanent Ground Transportation. Our revenues from providers of ground transportation services deemed “nonpermanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum tariffs and are classified as non-regulated commercial activities.
●	Access Rights. Revenues that we derive from granting access rights to transportation providers to terminal buildings at our airports are not subject to price regulation under our maximum tariffs and are classified as non-regulated commercial activities.

Our Airports

In 2022, 2023 and 2024, our airports served a total of approximately 23.2 million, 26.8 million and 26.5 million terminal passengers, respectively. All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table sets forth the percentage of terminal passenger traffic generated at our airports per type of destination during 2022, 2023 and 2024:

	Percentage of Total Passenger Traffic
Type of Destination	2022	2023	2024
Metropolitan (Monterrey)	47.1%	49.6%	51.2%
Tourist (Acapulco, Mazatlán and Zihuatanejo)	12.4%	11.8%	11.9%
Border (Ciudad Juárez and Reynosa)	10.9%	10.5%	10.1%
Regional (Culiacán, Chihuahua, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas)	29.6%	28.1%	26.8%

The following tables set forth the passenger traffic volume presented in amounts of (i) total passengers, (ii) terminal departing and arriving passengers and (iii) transit passengers, for each of our airports for the periods indicated:

Passenger Traffic

	For the Year Ended December 31,
	2020			2021			2022			2023			2024
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	395,948	1,704	397,652	670,239	6,180	676,419	838,991	7,048	846,039	894,012	4,184	898,196	601,610	3,243	604,853
Ciudad Juárez	790,009	3,053	793,062	1,499,841	813	1,500,654	2,004,524	5,278	2,009,802	2,275,153	3,257	2,278,410	2,145,418	2,858	2,148,276
Culiacán	1,373,102	2,571	1,375,673	1,970,211	9,197	1,979,408	2,426,003	7,758	2,433,761	2,612,249	7,370	2,619,619	2,240,034	35,339	2,275,373
Chihuahua	818,151	650	818,801	1,363,937	768	1,364,705	1,727,006	978	1,727,984	1,905,714	881	1,906,595	1,850,857	—	1,850,857
Durango	271,231	1,317	272,548	446,030	789	446,819	485,524	761	486,285	513,246	891	514,137	534,993	157	535,150
Mazatlán	740,306	8,310	748,616	1,106,071	13,108	1,119,179	1,450,944	17,539	1,468,483	1,621,740	12,700	1,634,440	1,868,817	8,819	1,877,636
Monterrey	4,994,170	4,341	4,998,511	8,269,834	8,066	8,277,900	10,943,186	9,733	10,952,919	13,326,936	26,247	13,353,183	13,581,599	70,056	13,651,655
Reynosa	229,058	221	229,279	425,918	524	426,442	518,051	871	518,922	540,122	1,411	541,533	530,939	1,024	531,963
San Luis Potosí	309,311	823	310,134	528,625	2,317	530,942	633,364	1,222	634,586	718,639	3,234	721,873	736,386	2,998	739,384
Tampico	270,835	728	271,563	397,191	2,380	399,571	495,602	2,614	498,216	563,204	1,979	565,183	560,679	396	561,075
Torreón	320,820	1,591	322,411	537,161	3,079	540,240	670,245	4,419	674,664	776,462	4,848	781,310	813,226	3,332	816,558
Zacatecas	232,352	1,003	233,355	375,930	451	376,381	433,952	3,094	437,046	443,582	4,057	447,639	371,280	4,047	375,327
Zihuatanejo	317,395	637	318,032	434,176	29	434,205	593,354	166	593,520	654,392	1,258	655,650	674,660	593	675,253
Total	11,062,688	26,949	11,089,637	18,025,164	47,701	18,072,865	23,220,746	61,481	23,282,227	26,845,451	72,317	26,917,768	26,510,498	132,862	26,643,360
(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	For the Year Ended December 31,
	2020			2021			2022			2023			2024
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	178,343	22,046	200,389	304,494	30,640	335,134	376,320	44,921	421,241	411,015	42,674	453,689	275,093	25,691	300,784
Ciudad Juárez	384,557	1,677	386,234	718,819	11,814	730,633	926,814	5,903	932,717	1,036,227	9,039	1,045,266	985,548	8,376	993,924
Culiacán	681,298	11,417	692,715	962,481	41,991	1,004,472	1,193,947	26,690	1,220,637	1,293,475	28,355	1,321,830	1,101,676	34,374	1,136,050
Chihuahua	370,880	40,497	411,377	607,491	86,328	693,819	777,044	77,317	854,361	862,209	80,187	942,396	819,704	94,286	913,990
Durango	105,226	30,968	136,194	172,323	55,337	227,660	187,821	57,181	245,002	199,128	61,194	260,322	205,463	66,237	271,700
Mazatlán	279,964	94,180	374,144	460,163	91,969	552,132	569,485	155,193	724,678	634,186	177,988	812,174	741,021	196,613	937,634
Monterrey	2,195,445	288,703	2,484,148	3,384,393	741,850	4,126,243	4,661,158	749,780	5,410,938	5,630,208	993,208	6,623,416	5,557,620	1,179,945	6,737,565
Reynosa	108,582	1,809	110,391	203,881	8,205	212,086	231,396	6,183	237,579	238,853	3,109	241,962	228,951	2,186	231,137
San Luis Potosí	105,942	48,709	154,651	173,765	92,965	266,730	198,405	118,571	316,976	228,091	130,676	358,767	219,840	147,046	366,886
Tampico	123,884	14,274	138,158	174,714	27,454	202,168	215,558	32,937	248,495	242,897	40,793	283,690	239,584	44,145	283,729
Torreón	144,792	16,840	161,632	229,382	39,778	269,160	291,231	41,070	332,301	339,297	49,099	388,396	347,292	58,408	405,700
Zacatecas	79,767	39,216	118,983	122,420	71,167	193,587	138,079	81,362	219,441	131,418	94,957	226,375	100,140	88,332	188,472
Zihuatanejo	95,487	67,842	163,329	167,531	49,600	217,131	200,035	98,631	298,666	220,924	106,609	327,533	220,837	117,844	338,681
Total	4,854,167	678,178	5,532,345	7,681,857	1,349,098	9,030,955	9,967,293	1,495,739	11,463,032	11,467,928	1,817,888	13,285,816	11,042,769	2,063,483	13,106,252

	For the Year Ended December 31,
	2020			2021			2022			2023			2024
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Acapulco	182,686	12,873	195,559	319,269	15,836	335,105	397,526	20,224	417,750	427,108	13,215	440,323	296,793	4,033	300,826
Ciudad Juárez	403,398	377	403,775	768,487	721	769,208	1,071,171	636	1,071,807	1,229,445	442	1,229,887	1,151,109	385	1,151,494
Culiacán	678,105	2,282	680,387	957,713	8,026	965,739	1,198,999	6,367	1,205,366	1,283,585	6,834	1,290,419	1,093,672	10,312	1,103,984
Chihuahua	381,813	24,961	406,774	626,199	43,919	670,118	816,228	56,417	872,645	908,507	54,811	963,318	868,455	68,412	936,867
Durango	110,487	24,550	135,037	178,320	40,050	218,370	194,481	46,041	240,522	207,508	45,416	252,924	212,079	51,214	263,293
Mazatlán	285,878	80,284	366,162	474,146	79,793	553,939	583,175	143,091	726,266	655,359	154,207	809,566	756,672	174,511	931,183
Monterrey	2,292,727	217,295	2,510,022	3,590,916	552,675	4,143,591	4,884,073	648,175	5,532,248	5,847,070	856,450	6,703,520	5,799,149	1,044,885	6,844,034
Reynosa	118,395	272	118,667	213,334	498	213,832	280,139	333	280,472	297,829	331	298,160	299,685	117	299,802
San Luis Potosí	115,160	39,500	154,660	187,314	74,581	261,895	220,151	96,237	316,388	250,966	108,906	359,872	247,127	122,373	369,500
Tampico	126,954	5,723	132,677	181,277	13,746	195,023	229,228	17,879	247,107	256,664	22,850	279,514	253,899	23,051	276,950
Torreón	149,194	9,994	159,188	246,130	21,871	268,001	315,678	22,266	337,944	360,615	27,451	388,066	370,186	37,340	407,526
Zacatecas	80,903	32,466	113,369	125,326	57,017	182,343	140,789	73,722	214,511	129,085	88,122	217,207	103,748	79,060	182,808
Zihuatanejo	97,830	56,236	154,066	173,028	44,017	217,045	207,700	86,988	294,688	235,146	91,713	326,859	232,751	103,228	335,979
Total	5,023,530	506,813	5,530,343	8,041,459	952,750	8,994,209	10,539,338	1,218,376	11,757,714	12,088,887	1,470,748	13,559,635	11,685,325	1,718,921	13,404,246

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2024:

Capacity(1) by Airport(2)

	Peak Air Traffic
	Movements per	Runway	% Capacity
Airport	Hour	Capacity(3)	Used
Acapulco	4	40	10.0
Ciudad Juárez	6	20	30.0
Culiacán	8	24	33.3
Chihuahua	6	40	15.0
Durango	4	40	10.0
Mazatlán	7	22	31.8
Monterrey	24	38	63.2
Reynosa	3	18	16.7
San Luis Potosí	5	20	25.0
Tampico	3	22	13.6
Torreón	4	20	20.0
Zacatecas	2	20	10.0
Zihuatanejo	5	20	25.0
(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2024 figures.
(3)	Air traffic movements per hour.

The following table sets forth the terminal capacity of each of our airports as of December 31, 2024:

Capacity(1) by Airport(2)

	Peak Passenger
	Traffic Movements	Terminal	% Capacity
Airport	per Hour	Capacity(3)	Used
Acapulco	464	1,107	41.9
Ciudad Juárez	974	1,386	70.3
Culiacán	1,001	1,011	99.0
Chihuahua	921	1,305	70.6
Durango	363	730	49.7
Mazatlán	1,013	1,571	64.5
Monterrey Terminal A	1,846	2,801	65.9
Monterrey Terminal B	893	1,498	59.6
Monterrey Terminal C	1,987	1,841	107.9
Reynosa	473	907	52.1
San Luis Potosí	463	1,398	33.1
Tampico	440	798	55.1
Torreón	551	549	100.4
Zacatecas	310	581	53.4
Zihuatanejo	646	965	66.9
(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2024 figures.
(3)	Passenger traffic during peak hours.

The following table sets forth the air traffic movements for each of our airports for the periods indicated:

Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
Acapulco	16,115	18,360	18,127	17,056	10,424
Ciudad Juárez	12,277	18,243	20,758	20,928	20,713
Culiacán	29,520	35,912	37,667	35,765	32,720
Chihuahua	20,990	27,366	27,666	27,722	27,662
Durango	11,556	13,985	15,131	14,099	14,760
Mazatlán	13,407	18,325	19,016	18,759	21,667
Monterrey	58,265	77,860	90,950	107,525	112,822
Reynosa	4,825	7,181	6,834	7,166	6,921
San Luis Potosí	12,628	16,420	17,340	18,976	19,394
Tampico	10,266	14,720	13,328	13,880	14,226
Torreón	10,350	14,077	14,440	14,174	14,319
Zacatecas	4,377	6,282	6,698	6,325	5,297
Zihuatanejo	9,580	10,626	11,147	10,336	10,691
Total	214,156	279,357	299,102	312,711	311,616
(1)	Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
Acapulco	24.6	36.5	46.3	52.7	58.0
Ciudad Juárez	64.3	82.2	96.6	108.9	103.7
Culiacán	46.5	54.9	64.4	73.2	69.5
Chihuahua	39.0	49.8	62.4	68.8	66.9
Durango	23.5	31.9	32.1	36.5	36.3
Mazatlán	55.2	60.4	76.3	87.1	86.7
Monterrey	85.7	106.2	120.3	124.2	121.0
Reynosa	47.5	59.3	75.8	75.6	76.9
San Luis Potosí	24.5	32.2	36.5	38.0	38.1
Tampico	26.4	27.0	37.2	40.7	39.4
Torreón	31.0	38.2	46.4	55.1	57.0
Zacatecas	53.1	59.8	64.8	70.8	70.9
Zihuatanejo	33.1	40.9	53.2	63.4	63.2
Total for all airports	51.7	64.5	77.6	86.1	85.5
(1)	Includes total passengers divided by total air traffic movements.

Air Traffic Movements by Aviation Category(1)

	For the Year Ended December 31,
	2023	2024
Commercial aviation	210,366	206,418
Charter aviation	722	701
General aviation and other	101,623	104,497
Total	312,711	311,616

(1)Includes departures and landings for all 13 airports.

Metropolitan Destination

Monterrey International Airport

The Monterrey airport is our most important airport based on passenger traffic (including both domestic and international passengers), air traffic movements and contribution to aeronautical revenues. According to the Mexican Federal Civil Aviation Agency, the Monterrey airport was the fourth busiest airport in Mexico in 2024 based on commercial and general aviation passenger traffic. In 2022, 2023 and 2024, it accounted for approximately 47.1%, 49.6% and 51.2%, respectively, of our terminal passenger traffic.

In 2022, 2023 and 2024, a total of 10.9 million, 13.3 million, and 13.6 million terminal passengers, respectively, were served by the Monterrey airport. Of the terminal passengers in 2022, 87.2% were domestic, and 12.8% were international passengers. In 2023, 86.1% were domestic, and 13.9% were international passengers. In 2024, 83.6% were domestic, and 16.4% were international passengers. This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 13 commercial airlines operated at this airport during 2024. In 2024, airlines operating at this airport served 64 direct destinations, including 40 domestic destinations and 24 international destinations. In 2024, the principal 10 routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Guadalajara, Santa Lucía (AIFA), Tijuana, Houston, Querétaro, Dallas, Toluca and Mérida. In 2024, the principal airlines operating at the airport were VivaAerobus, Aeroméxico, Volaris, American Airlines, United Airlines, Aeroméxico Connect, Magnicharters, Delta Airlines Copa Airlines, Air Canada, Aerus, TAR and Mexicana.

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

The Monterrey airport operates 24 hours a day. The airport has two operating runways, one with a length of 3,000 meters (9,842 feet) and the other with a length of 1,800 meters (5,905 feet). The airport’s runway capacity is 38 air traffic movements per hour. The airport also has an instrument landing system on runway 29. The airport occupies a total area of 862.26 hectares (3.33 square miles) and has three commercial passenger terminal buildings (Terminal A, B and C for domestic and international flights) with a total area of approximately 78,589 square meters (845,925 square feet). The airport has three platforms for commercial aviation operations, one platform for general aviation operations, one platform for air freight operations with eight positions and thirteen taxiways.

The Terminal A building has a total area of approximately 39,208 square meters (422,031 square feet), of which 4,508 square meters (48,524 square feet) is commercial space, an 18-position apron for commercial aviation, eight-position apron for air freight, a five-position apron for general aviation, nine air bridges, an ample boarding lounge for passengers making connections with other flights and other boarding lounges. Terminal A has 15 boarding gates for international or domestic flights and a public parking facility that accommodates 2,341 vehicles. This terminal building is mainly used by Viva Aerobus, Volaris, American Airlines, United Airlines, Magnicharters, Copa Airlines, Air Canada, Mexicana, and TAR during 2024.

As part of the expansion and remodeling efforts at Monterrey International Airport, the East Public Area of Terminal A commenced operations in June 2024. This newly developed area spans 6,253 square meters (67,323 square feet) and includes 35 double-check-in counters, commercial establishments, airport services, medical facilities, and checked baggage control, among other amenities.

The Terminal B building started operations on September 1, 2010, and is used by Aeroméxico, Aeroméxico Connect, Delta, TAR and Aerus. Terminal B has a total area of approximately 20,973 square meters (225,571 square feet), of which 2,906 square meters (31,280 square feet) is commercial space. It has two levels plus a mezzanine and includes six air bridges, an 18-position commercial aviation apron and 14 boarding gates. Terminal B also has a public parking facility that accommodates 1,227 vehicles. In 2018, we completed a 1,200 square-meter (12,917 square-foot) expansion of the passenger waiting area for regional flights leaving out of Terminal B at the Monterrey airport. The expansion increased the regional waiting area by 280%. The project had a total investment of Ps.125 million, and it started operations on September 8, 2018.

The Terminal C building has a total area of approximately 18,408 square meters (198,142 square feet), of which 2,179 square meters (23,455 square feet) is commercial space. This terminal, which commenced operation at year-end 2006, is used by Viva Aerobus. Terminal C has 12 boarding gates and serves 17 aircraft positions for commercial aviation. In June 2023, we concluded the construction of a new boarding gate building (Wing 1) connected to the Terminal C building, we added more commercial spaces, seven boarding gates and one additional connecting point, with a total area of approximately 5,811 square meters (62,549 square feet). Terminal C has a public parking facility that accommodates 987 vehicles.

Monterrey International Airport is a key logistics hub, offering comprehensive air cargo services for both imports and exports. It supports domestic and international air shipping providers through robust infrastructure, including bonded warehouses. Since 2004, a dedicated area of 7,540 square meters (81,130 square feet) has been home to operations by Federal Express and OMA Carga, with United Parcel Service joining in 2005 and DHL in 2011. In 2017, our subsidiary OMA Logística expanded these capabilities by launching a 2,300 square-meter (24,748 square-foot) bonded warehouse under the OMA Carga brand, enhancing ground and Air cargo operations. The airport features dedicated import and export inspection areas managed by the Mexican Customs Authority. Our bonded warehouses are equipped to handle a wide variety of cargo types, offering services such as storage and custody for general and temperature-controlled goods, handling of hazardous materials (DGR), TSA-approved X-ray screening, 24/7 video surveillance, and heavy-duty scales with a capacity of up to 30 tons. Additionally, Monterrey International Airport provides commercial, office, and parking spaces that support the day-to-day operations of logistics providers and service users. Combined with state-of-the-art customs infrastructure, the airport offers an efficient, secure, and strategically located gateway for the international trade community.

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

In November 2019, we started a major expansion project at the Monterrey airport. We expect to invest approximately Ps.5.5 billion between 2019 and 2025. The project will be built in two phases. Phase 1, which as of the date of this report is already operational, consists of the expansion of the public and check-in areas of Terminal A and the construction of a new boarding gate wing. As a result, total terminal space has increased by approximately 17,650 square meters (189,983 square feet), approximately a 28% increase of the existing terminal space. Phase 2 consists of an overall expansion of the terminal, increasing terminal space by approximately an additional 8,402 square meters (90,438 square feet), an increase of 11% as compared to Phase 1. Phase 2 is expected to be completed by mid-2026. After both phases of the expansion, the Monterrey airport will have an annual capacity of 15.9 million passengers (up from 11.9 million passengers currently), positioning itself as one of the busiest connection centers in northern Mexico.

Tourist Destinations

Acapulco International Airport

The Acapulco airport is our ninth most important airport based on passenger traffic and contribution to aeronautical revenues. According to the Mexican Federal Civil Aviation Agency, the Acapulco airport was the 29th busiest airport in Mexico in 2024 based on commercial and general aviation passenger traffic. In 2022, 2023 and 2024, it accounted for approximately 3.6%, 3.3% and 2.3%, respectively, of our terminal passenger traffic.

In 2022, 2023, and 2024, a total of 838,991, 894,012 and 601,610 terminal passengers, respectively, were served by the Acapulco airport. Of the terminal passengers in 2022, 92.2% were domestic and 7.8% were international. In 2023, 93.7% were domestic and 6.3% were international. In 2024, 95.1% were domestic and 4.9% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 7 commercial airlines operated at this airport during 2024. In 2024, airlines operating at this airport served eight direct destinations, including five domestic destinations and three international destinations. In 2024, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Tijuana, Guadalajara, Santa Lucía (AIFA), Monterrey, Houston, Dallas and Montreal. In 2024, the principal airlines operating at the airport were Volaris, Aeroméxico, VivaAerobus, Aeroméxico Connect, TAR, United Airlines, and American Airlines.

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

The runway capacity at the Acapulco airport is 40 air traffic movements per hour. The airport also has two instrument landing systems for landing in low visibility on runways 10 and 28, which provide precise guidance to assist aircraft during landing. The airport occupies a total area of 422.2 hectares (1.63 square miles) with a total terminal space of 15,493 square meters (166,765 square feet), of which 1,828 square meters (19,676 square feet) is commercial space. Besides having the instrument landing system, runways 10 and 28 have approach lights and flashes on both headers. The Acapulco airport has a public parking facility that accommodates 110 vehicles.

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

In 2024, passenger traffic at Acapulco airport registered a 32.4% decrease with respect to passenger traffic in 2023, as a result of Hurricane Otis, which hit in October, 2023. We expect passenger traffic at Acapulco airport to gradually recover in line with the reopening of hotel rooms and other tourist infrastructure in the city. At the end of 2024, we recognized an amount of Ps.137,930 thousand as “Property, improvements on leased assets, and equipment, net,” which relates to payments made for repair works due to Hurricane Otis. These payments are pending recovery from contracted insurance policies or will be recognized as an investment in the concession under the Master Development Programs.

Mazatlán International Airport

The Mazatlán airport is our fourth most important airport based on passenger traffic. According to the Mexican Federal Civil Aviation Agency, the Mazatlán airport was the 15th busiest airport in Mexico in 2024 based on commercial and general aviation passenger traffic. In 2022, 2023 and 2024, it accounted for approximately 6.2%, 6.0% and 7.0%, respectively, of our terminal passenger traffic.

In 2022, 2023 and 2024, a total of 1,450,944, 1,621,740 and 1,868,817 terminal passengers, respectively, were served by the Mazatlán airport. Of the terminal passengers in 2022, 79.4% were domestic and 20.6% were international. In 2023, 79.5% were domestic and 20.5% were international. In 2024, 80.1% were domestic and 19.9% were international. The airport’s passengers are predominantly domestic tourists who come from Mexico City, Monterrey and Tijuana, among other cities, and international tourists who come primarily from the United States and Canada. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 15 airlines operate at the airport (13 commercial airlines and two charter airlines). In 2024, airlines operating at this airport served 24 direct destinations, including ten domestic destinations and fourteen international destinations. Of these destinations, Mexico City, Tijuana, Monterrey, Santa Lucía (AIFA), Ciudad Juárez, Chihuahua, San José del Cabo, Bajío, La Paz, and Querétaro were the main domestic routes. The main international destinations served by this airport were Phoenix, Los Angeles, Dallas, Calgary, Vancouver, Edmonton, Minneapolis, Toronto, San Francisco Saskatoon, Houston, Winnipeg, Montreal and Kelowna. In 2024, the principal airlines operating at this airport were VivaAerobus, Volaris, Aeroméxico, American Airlines, Alaska Airlines, ,WestJet, Sunwing, Mexicana, TAR, Sun Country, Señor Air, Aeroméxico Connect, Aero Calafía, United Airlines and Delta Airlines.

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

In 2014, the terminal building was expanded by 2,300 square meters (24,757 square feet) and 2,500 square meters (26,909 square feet) of space were refurbished, including the main facade of the airport, waiting area, check-in and inspection points, restrooms and offices. Commercial spaces were also expanded. In October 2021, we started a project to redesign and redirect passenger flows at the terminal building of the Mazatlán airport. This project will increase the airport capacity by approximately 2,372 square meters (25,532 square feet), increase the terminal space by 13% and distribute commercial and operational spaces more efficiently by taking advantage of the reconfiguration of passenger flows. The project is expected to start operating during 2025.

Zihuatanejo International Airport

The Zihuatanejo airport is our eighth most important airport based on passenger traffic. According to the Mexican Federal Civil Aviation Agency, the Zihuatanejo airport was the 33rd busiest airport in Mexico in 2024 based on commercial and general aviation passenger traffic. In 2022, 2023 and 2024, it accounted for approximately 2.6%, 2.4% and 2.5% respectively, of our terminal passenger traffic.

In 2022, 2023 and 2024, a total of 593,354, 654,392 and 674,660 terminal passengers, respectively, were served by the Zihuatanejo airport. Of the terminal passengers in 2022, 68.7% were domestic, and 31.3% were international. In 2023, 69.7% were domestic, and 30.3% were international. In 2024, 67.2% were domestic, and 32.8% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican and international economic conditions.

A total of 11 airlines operate at the airport (10 commercial airlines and one charter airline). In 2024, airlines operating at this airport served 16 direct destinations, including four domestic destinations and 12 international destinations. In 2024, the principal domestic routes to and from this airport, were Mexico City, Santa Lucía (AIFA), Tijuana, and Querétaro. The principal international routes to and from this airport were, Los Angeles, Calgary, Dallas, Houston, Phoenix, Vancouver, Minneapolis, San Francisco, Montreal, Toronto, Chicago and San Diego. In 2024, the principal airlines operating at this airport were Volaris, Aeroméxico Connect, VivaAerobus, Alaska Airlines, Aeroméxico, American Airlines, WestJet, United Airlines, Air Canada, Sun Country and TAR.

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

The Zihuatanejo airport operates 14 hours a day. The airport has one runway, which is 2,506 meters (8,222 feet) long with a runway capacity of 20 air traffic movements per hour. The airport’s facilities include a terminal building encompassing an area of 11,579 square meters (124,635 square feet), including 1,205 square meters (12,971 square feet) of commercial space. It has a seven-position commercial aviation apron, a 23-position general aviation apron and two taxiways. The Zihuatanejo airport has a public parking facility that accommodates 140 vehicles.

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

Regional Destinations

Chihuahua International Airport

The Chihuahua airport is our fifth most important airport based on passenger traffic and air traffic movements and our third most important airport based on aeronautical revenues. According to the Mexican Federal Civil Aviation Agency, the Chihuahua airport was the 16th busiest airport in Mexico in 2024 based on commercial and general aviation passenger traffic. In 2022, 2023 and 2024, it accounted for approximately 7.4%, 7.1% and 7.0%, respectively, of our terminal passenger traffic.

In 2022, 2023 and 2024, a total of 1,727,006, 1,905,714 and 1,850,857 terminal passengers, respectively, were served by the Chihuahua airport. Of the terminal passengers in 2022, 92.3% were domestic, and 7.7% were international. In 2023, 92.9% were domestic, and 7.1% were international. In 2024, 91.2% were domestic, and 8.8% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of seven commercial airlines operate at the airport. In 2024, airlines operating at this airport served 14 direct destinations, including eleven domestic destinations and two international destinations. In 2024, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Monterrey, Tijuana, Cancún, Santa Lucía (AIFA), Mazatlán, Hermosillo, Culiacán, Mexicali, Ciudad Juárez, Dallas, and Denver. In 2024, the principal airlines operating at this airport were VivaAerobus, Aeroméxico, Volaris, American Airlines, TAR, Aeroméxico Connect, and Señor Air.

The Chihuahua airport is located approximately 18 kilometers (11 miles) from the city of Chihuahua, the capital of the state of Chihuahua. The city’s population is 988,065 people. Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

The Chihuahua airport operates 14 hours a day. The airport has three runways, with lengths of 2,600 meters (8,530 feet), 2,420 meters (7,940 feet) and 1,100 meters (3,609 feet), respectively. The runway system has a capacity of 40 air traffic movements per hour. The airport also has an instrument landing system on runway 36R. The airport occupies a total area of approximately 909.2 hectares (3.51 square miles). The airport’s facilities include a terminal building with a total area of approximately 13,054 square meters (140,512 square feet), including 1,606 square meters (17,287 square feet) of commercial space, a seven-position apron for commercial aviation, two aprons with a total of 21 positions for general aviation, five taxiways, a one-position apron for airfreight and two air bridges. The airport terminal has seven gates. The Chihuahua airport has a public parking facility that accommodates 627 vehicles.

In December 2016, we started an expansion and remodeling of the terminal building at the Chihuahua airport, which was completed on September 17, 2019. The project had a total investment of Ps.318 million and included 5,743 square meters (61,817 square feet) of new areas and the remodeling of 9,510 square meters (102,365 square feet).

Culiacán International Airport

The Culiacán airport is our second most important airport based on passenger traffic, air traffic movements and contribution to aeronautical revenues. According to the Mexican Federal Civil Aviation Agency, the Culiacán airport was the 11th busiest airport in Mexico in 2024 based on commercial and general aviation passenger traffic. In 2022, 2023 and 2024, it accounted for approximately 10.4%, 9.7% and 8.4%, respectively, of our terminal passenger traffic.

In 2022, 2023 and 2024, a total of 2,426,003, 2,612,249 and 2,240,034 terminal passengers, respectively, were served by the Culiacán airport. Of the terminal passengers in 2022, 98.6% were domestic, 1.4% were international. In 2023, 98.7% were domestic, 1.3% were international. In 2024, 98.0% were domestic, 2.0% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

The airport’s terminal passenger traffic consists predominantly of commercial aviation. In 2022, 2023 and 2024, commercial aviation accounted for approximately 99.8%, 99.9% and 99.8%, respectively, and general aviation accounted for approximately 0.2%, 0.1% and 0.2%, respectively, of the airport’s terminal passenger traffic.

A total of five commercial airlines operate at the airport. In 2024, airlines operating at this airport served eleven domestic destinations: Tijuana, Mexico City, Guadalajara, San José del Cabo, Monterrey, Santa Lucía (AIFA), La Paz, Cancún, Mexicali, Chihuahua, and Hermosillo, and one international destination to Phoenix. In 2024, the principal airlines operating at this airport were Volaris, VivaAerobus, Aeroméxico, Aeroméxico Connect, and TAR.

The Culiacán airport is located approximately 14 kilometers (9 miles) from the city of Culiacán. The population of the whole municipality is 1,003,530. Culiacán is the capital of the state of Sinaloa, an important producer of beef and agricultural products.

The Culiacán airport operates 16 hours a day. The runway has a length of 2,227 meters (7,306 feet) and capacity of 24 air traffic movements per hour. The airport occupies a total area of 280.9 hectares (1.08 square miles). The airport’s facilities include a terminal building expanded in 2012 with a total area of approximately 12,128 square meters (129,468 square feet), including 1,819 square meters (19,580 square feet) of commercial space, a ten-position apron for commercial aviation, a 57-position apron for general aviation, six taxiways and two air bridges. The Culiacán airport has a public parking facility that accommodates 343 vehicles.

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

Durango International Airport

In 2022, 2023 and 2024, the Durango airport accounted for approximately 2.1%, 1.9% and 2.0%, respectively, of our terminal passenger traffic.

In 2022, 2023 and 2024, a total of 485,524, 513,246 and 534,993 terminal passengers, respectively, were served by the Durango airport. Of the terminal passengers in 2022, 78.7% were domestic, and 21.3% were international. In 2023, 79.2% were domestic, and 20.8% were international. In 2024, 78.0% were domestic, and 22.0% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport. In 2024, airlines operating at this airport served nine direct destinations, including six domestic destinations and two international destinations: Mexico City, Tijuana, Santa Lucía (AIFA), Monterrey, Guadalajara, Ciudad Juárez, Hermosillo, Dallas and Chicago. In 2024, the airlines operating at this airport were Aeroméxico Connect, Volaris, American Airlines and TAR.

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

The airport’s total area is 541.4 hectares (2.09 square miles). Its facilities include a 5,841 square-meter (62,872 square-foot) terminal building with 464 square meters (4,994 square feet) of commercial space. It has a five position commercial aviation apron, a 33-position general aviation apron and a 136-space public parking area. The airport has three boarding gates for international or domestic flights and five taxiways. In 2020, we completed a 756 square meter (8,137 square-foot) expansion of the passenger waiting area of the terminal building at the Durango Airport. The expansion increased the waiting area’s capacity by 25.7%. The project had a total investment of Ps.47.2 million. In September 2022, we began the expansion and remodeling of the terminal building at the Durango airport. The project, had a total investment of approximately Ps.200 million. The project involved an increase of 858 square meters (9,235 square feet) to the terminal building, as well as the full renewal of the existing terminal infrastructure.

San Luis Potosí International Airport

According to the Mexican Federal Civil Aviation Agency, the San Luis Potosí airport was the 31st busiest airport in Mexico in 2024 based on commercial and general aviation passenger traffic. In 2022, 2023 and 2024, the San Luis Potosí airport accounted for approximately 2.7%, 2.7% and 2.8%, respectively, of our terminal passenger traffic.

In 2022, 2023 and 2024, a total of 633,364, 718,639 and 736,386 terminal passengers, respectively, were served by the San Luis Potosí airport. Of the terminal passengers in 2022, 66.1% were domestic and 33.9% were international. In 2023, 66,7% were domestic and 33.3% were international. In 2024, 63.4% were domestic and 36.6% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions. A total of seven commercial airlines operate at the airport: Aeroméxico Connect, Volaris, American Airlines, United Airlines, Aeroméxico, TAR and Aerus. In 2024, airlines operating at this airport served seven destinations, including five domestic destinations and two international destinations. In 2024, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Tijuana, Puerto Vallarta, Monterrey, Dallas and Houston.

The San Luis Potosí airport operates 24 hours per day and is located approximately 15 kilometers (9 miles) from the city of San Luis Potosí, which is the capital of the state of San Luis Potosí and has a population of 911,908. The airport has two runways with a total capacity of 20 air traffic movements per hour. The principal runway is 3,006 meters (9,862 feet) long, and the secondary runway is 1,000 meters (3,281 feet) long. The airport has a total area of 508.3 hectares (1.96 square miles). The airport’s facilities include a terminal building with approximately 11,186 square meters (120,405 square feet), including 1,124 square meters (12,099 square feet) of commercial space, a six-position platform for commercial aviation, two aprons with a total of 24 positions for general aviation, four taxiways, a boarding lounge with five gates and a public parking facility that accommodates 222 vehicles. The airport’s navigational aids include precision approach path indicators, VHF omnidirectional radio and an instrument landing system on runway 14.

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

Tampico International Airport

According to the Mexican Federal Civil Aviation Agency, the Tampico airport was the 37th busiest airport in Mexico in 2024 based on commercial and general aviation passenger traffic. In 2022, 2023 and 2024, it accounted for approximately 2.1%, 2.2% and 2.1%, respectively, of our terminal passenger traffic.

In 2022, 2023 and 2024 a total of 495,602, 563,204 and 560,679 terminal passengers, respectively, were served by the Tampico airport. Of the terminal passengers in 2022, 89.7% were domestic and 10.3% were international. In 2023, 88.7% were domestic and 11.3% were international. In 2024, 88.0% were domestic and 12.0% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of three commercial airlines operate at the airport. In 2024, airlines operating at this airport served five direct destinations, including four domestic destinations and one international destination: Mexico City, Monterrey, Santa Lucía (AIFA), Cancún, and Houston. In 2024, the airlines operating at the airport were Aeroméxico Connect, VivaAerobus, and United Airlines.

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

Torreón International Airport

According to the Mexican Federal Civil Aviation Agency, the Torreón airport was the 30th busiest airport in Mexico in 2024 based on commercial and general aviation passenger traffic. In 2022, 2023 and 2024, the Torreón airport accounted for approximately 2.9%, 2.9% and 3.1%, respectively, of our terminal passenger traffic.

In 2022, 2023 and 2024, a total of 670,245, 776,462 and 813,226 terminal passengers, respectively, were served by the Torreón airport. Of the terminal passengers in 2022, 90.6% were domestic and 9.4% were international. In 2023, 90.1% were domestic and 9.9% were international. In 2024, 88.2% were domestic and 11.8% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six commercial airlines operate at the airport. In 2024, airlines operating at this airport served nine direct destinations, including seven domestic destinations and two international destinations. In 2024, the principal routes to and from this airport, based on passenger traffic were Mexico City, Guadalajara, Tijuana, Cancún, San José del Cabo, Querétaro, Ciudad Juárez, Dallas, and San Antonio. In 2024, the airlines operating at the airport were Aeroméxico, VivaAerobus, Volaris, Aeroméxico Connect, American Airlines and TAR.

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

The airport’s total area is 354.6 hectares (1.37 square miles). Its facilities include a terminal building of 5,492 square meters (59,115 square feet), of which 544 square meters (5,856 square feet) are commercial space, a seven-position apron for commercial aviation, a seven-position apron for general aviation, one taxiway, five boarding gates, and one air bridge. The Torreón airport has a public parking facility that accommodates 202 vehicles.

Zacatecas International Airport

According to the Mexican Federal Civil Aviation Agency, the Zacatecas airport was the 42nd busiest airport in Mexico in 2024 based on commercial and general aviation passenger traffic. In 2022, 2023 and 2024, the Zacatecas airport accounted for approximately 1.9%, 1.7% and 1.4%, respectively, of our terminal passenger traffic.

In 2022, 2023 and 2024, a total of 433,952, 443,582 and 371,280 terminal passengers, respectively, were served by the Zacatecas airport. Of the terminal passengers in 2022, 64.3% were domestic and 35.7% were international. In 2023, 58.7% were domestic and 41.3% were international. In 2024, 54.9% were domestic and 45.1% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport. In 2024, airlines operating at this airport served six direct destinations, including two domestic destinations and four international destinations: Mexico City, Tijuana, Chicago, Los Angeles, Dallas, and San José, California. In 2024, the airlines operating at this airport were Volaris, Aeroméxico Connect, American Airlines and VivaAerobus.

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

Border Destinations

Ciudad Juárez International Airport

According to the Mexican Federal Civil Aviation Agency, the Ciudad Juárez airport was the 13th busiest airport in Mexico in 2024 based on commercial and general aviation passenger traffic. In 2022, 2023 and 2024, the Ciudad Juárez airport accounted for approximately 8.6%, 8.5% and 8.1%, respectively, of our terminal passenger traffic.

In 2022, 2023 and 2024, a total of 2,004,524, 2,275,153 and 2,145,418 terminal passengers, respectively, were served by the Ciudad Juárez airport. Of the terminal passengers in 2022, 2023 and 2024, 99.7%, 99.6% and 99.6%, respectively, were domestic.

A total of five commercial airlines operate at the airport. In 2024, airlines operating at this airport served 15 direct destinations, all of which were domestic. In 2022, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Monterrey, Cancún, Santa Lucía (AIFA), Tijuana, El Bajío, Mazatlán, Puerto Vallarta, Hermosillo, Torreón, Mexicali, Durango, Villahermosa, and Tapachula. In 2024, the airlines operating at the airport were VivaAerobus, Volaris, Aeroméxico, TAR and Aeroméxico Connect. As of the date of this annual report, the airport does not have any active non-Mexican airlines.

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

The airport’s total area is 367.95 hectares (1.42 square miles). Its facilities include a terminal building of 13,857 square meters (149,156 square feet), consisting of 1,052 square meters (11,324 square feet) of commercial space. The airport has four boarding gates, a six-position commercial aviation apron, a 15-position general aviation apron, a one-position freight services apron and three taxiways. The Ciudad Juárez International Airport has a public parking facility that accommodates 596 vehicles.

In March 2020, we started an expansion and remodeling of the terminal building at the Ciudad Juárez airport. The project, which is expected to be completed by the first half of 2025, will have a total investment of approximately Ps.591 million. After the project concludes total area will be 15,088 square meters (162,406 square feet), an increase of approximately 107%.

Reynosa International Airport

According to the Mexican Federal Civil Aviation Agency, the Reynosa airport was the 39th busiest airport in Mexico in 2024 based on commercial and general aviation passenger traffic. In 2022, 2023 and 2024, the Reynosa airport accounted for approximately 2.2%, 2.0% and 2.0%, respectively, of our terminal passenger traffic.

In 2022, 2023 and 2024, a total of 518,051, 540,122 and 530,939 terminal passengers, respectively, were served by the Reynosa airport. Of the terminal passengers in 2022, 2023 and 2024, 98.7%, 99.4% and 99.6% respectively, were domestic. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four airlines operate at the airport. In 2024, airlines operating at this airport served seven direct destinations, all of which are domestic destinations: Mexico City, Santa Lucía (AIFA), Cancún, Guadalajara , Veracruz, Tapachula, and Villahermosa. In 2024, the airlines operating at this airport were VivaAerobus, Aeroméxico Connect, Aeroméxico, and Magnicharters.

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

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2024, over 13 international commercial airlines and 9 Mexican commercial airlines operated flights at our 13 airports. VivaAerobus, Grupo Aeroméxico, and Volaris operated the most flights at our airports. In 2024, regulated revenues from VivaAerobus were Ps.3,955,742 thousand (U.S.$ 190,306 million), regulated revenues from Grupo Aeroméxico and its affiliates totaled Ps.1,843,450 thousand (U.S.$ 88,686 million), and regulated revenues from Volaris were Ps.1,742,629 thousand (U.S.$ 83,836 million), representing 43.3%, 20.2% and 19.1%, respectively, of our aeronautical revenues from airline customers for 2024. These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines.

The following table sets forth the number of air traffic customers per airline for the years ended December 31, 2022, 2023 and 2024:

	Terminal Passengers
Principal Air Traffic Customers Per Airline	2022	2023	2024
Domestic:
VivaAerobus	9,854,045	12,282,855	13,364,713
Volaris	6,362,684	6,604,539	5,383,866
Grupo Aeroméxico	4,472,478	5,402,213	5,198,662
TAR Aerolíneas	313,810	215,641	151,462
Magnicharter	240,603	207,966	134,192
Aero Calafia	65,517	32,646	8,960
Aeromar	134,936	5,074	—
Other	—	11,845	82,678
Total domestic	21,444,073	24,762,779	24,324,533

International:
American Airlines	825,501	924,160	964,881
United	387,819	484,674	543,862
Alaska Airlines	142,027	140,121	160,130
Delta	63,731	88,956	86,867
Westjet	44,664	67,527	88,228
Copa Airlines	31,166	40,786	54,401
Spirit	26,081	39,320	—
Swoop	11,606	20,632	—
Frontier	11,108	2,616	—
Other	81,951	114,447	132,643
Total international	1,625,654	1,923,239	2,031,012

General aviation	151,019	159,433	154,953
Total	23,220,746	26,845,451	26,510,498

Historically, traditional carriers such as Aeroméxico had represented a substantial majority of the Mexican commercial airline market. In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market. In 2024, passengers traveling on discount and low-cost carriers, such as VivaAerobus and Volaris, accounted for approximately

71.1% of our commercial aviation passenger traffic. Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has helped and is expected to continue to increase the use of air transportation in Mexico.

The following table sets forth our principal air traffic customers for the years ended December 31, 2022, 2023 and 2024:

	Percentage of Aeronautical Revenues
Principal Air Traffic Customers	2022	2023	2024
Domestic:
VivaAerobus	35.0%	38.7%	43.3%
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	19.1%	19.9%	20.2%
Volaris	25.6%	23.5%	19.1%
TAR	1.3%	0.8%	0.6%
Grupo Aeromonterrey (Magnicharters)	1.1%	0.8%	0.6%
Menzies Aviation	0.3%	0.4%	0.5%
Aviation Support	0.3%	0.4%	0.4%
AGN Aviation Services	0.4%	0.3%	0.3%
DHL Express México	0.3%	0.2%	0.3%
Other	4.4%	3.4%	2.5%
Total domestic	87.9%	88.5%	87.8%

International:
American Airlines	6.2%	5.7%	5.8%
United	3.1%	3.1%	3.3%
Alaska Airlines	1.1%	0.9%	1.0%
Westjet	0.3%	0.4%	0.6%
Delta Airlines	0.5%	0.5%	0.5%
Copa Airlines	0.2%	0.3%	0.3%
Other	0.7%	0.7%	0.6%
Total international	12.1%	11.5%	12.2%
Total	100.0%	100.0%	100.0%

Complementary Services Customers

As of December 31, 2024, our principal complementary services clients are three principal providers of ramp-handling and baggage-handling services, Menzies Aviation Mexico, S.A. de C.V., AGN Aviation Services, S.A. de C.V. and Servicios Aeroportuarios Monterrey, S.A. de C.V., and our primary catering client is Aero Cocina, S.A. de C.V., all of which provided an aggregate of Ps.71,866 thousand of revenues in the form of access fees in 2024.

Principal Non-Aeronautical Services Customers

As of December 31, 2024, we were party to approximately 1,311 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time‑share sales and promotions services and tourist information and promotion services. As a result, our revenues from non‑aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers. In 2024, our largest commercial customers were Alquiladora de Vehículos Automotores (car rental), Grupo Areas (Retail, food and beverage), Priority Pass, Inc. (VIP Lounges), 5M2 Airports (advertising), Grupo Alsea (food and beverage), Mera Corporation (food and beverage), CMR (food and beverage), Grupo Dufry (retail), Corporativo Gaviotas (car rental), and Comercial Ariete (car rental) .

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

The relative attractiveness of the locations we serve is dependent on many factors, some of which are beyond our control. These factors include the general state of the Mexican economy, and to a significant degree, the U.S. economy and the attractiveness of other commercial and industrial centers in Mexico, which may affect the attractiveness of Monterrey and other growing population centers in our airport group, such as Ciudad Juárez and San Luis Potosí. In addition, with respect to Acapulco, Mazatlán and Zihuatanejo, these factors include promotional activities and pricing policies of hotel and resort operators, weather conditions, natural disasters (such as hurricanes and earthquakes), reported violence and increased criminal activity and the development of new resorts that may be considered more attractive. The locations we serve may not continue to attract the same level of passenger traffic in the future.

The Mexican Airport and Auxiliary Services Agency (ASA) currently operates 4 small airports in Mexico, which collectively served 1,064,694 passengers in 2024.

During the fourth quarter of 2023 and the first quarter of 2024, the Ministry of Infrastructure, Communications and Transportation awarded several airport concessions to state-owned companies in which the Mexican military (including some of the airports previously managed by ASA) holds the majority interest either through the Ministry of National Defense (Secretaria de la Defensa Nacional) or the Ministry of the Navy (Secretaría de Marina). As a consequence of these awards, Mexico’s military has consolidated its presence as an airport operator which, as of the date of this report, oversees 20 airports across Mexico including Mexico City International Airport and the Felipe Angeles International Airport, according to press releases made by the Ministry of National Defense and the Ministry of the Navy. These airports served collectively 56.2 million passengers in 2024, an increase of 4.0% as compared to 2023.

In addition, the Mexican government could grant new concessions to operate existing government-managed airports or authorize the construction of new airports, which could compete directly with our airports. Any competition from other such airports could have a material adverse effect on our business and results of operations.

On February 5, 2014, the Mexican government announced in the Federal Official Gazette that the Ministry of Infrastructure, Communications and Transportation granted to Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V., a concession for 20 years to construct, operate and exploit a civil aviation airport in the municipality of Bocoyna, Chihuahua, located 250 kilometers (144 miles) from the city of Chihuahua, within an area of 95.5 hectares (0.4 square miles). The government of the state of Chihuahua owns 98% of the capital stock of Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V. The airport has an ICAO Category 3C rating and could present competition to our airport located in the municipality of Chihuahua, which has a higher ICAO Category 4D rating and is located 18 kilometers (11.2 miles) from the city of Chihuahua. On January 31, 2024, the State of Chihuahua announced that the airport began operations for general aviation flights with an annual capacity of up to 20,000 passengers per year. The airport is expected to have an annual capacity to serve up to 80,000 passengers per year during the first five years of operations, and later increase its capacity to serve up to 250,000 passengers per year. During 2024, the airport served 2,526 passengers.

On April 30, 2024, the Mexican government announced in the Federal Official Gazette that the Ministry of Infrastructure, Communications and Transportation granted to Grupo Aeroportuario, Ferroviario, de Servicios Auxiliares y Conexos, Olmeca-Maya-Mexica, S.A. de C.V., a majority state-owned company coordinated by the Ministry of National Defense, an assignment to manage, operate, exploit and, if necessary, develop the Aeropuerto Internacional del Norte, located in the municipalities of Apodaca and Ciénega de Flores, in the State of Nuevo León. As of the date of this report, Aeropuerto Internacional del Norte continues to operate as a private airport without commercial air traffic. We cannot assure you that Aeropuerto Internacional del Norte will not expand its operations to include commercial aviation, which could increase competition for us.

For more information, see “Risk Factors –Risks Related to the Regulation of Our Business – The Mexican government could grant new concessions that compete with the airports operated by us.”

Sustainability and Our Corporate Culture

Sustainability is one of the core values of our corporate culture. Our sustainability policy focuses on three main pillars: environmental management, social responsibility and corporate governance. This allows us to respond in a balanced way to the relevant aspects of our stakeholders through different actions and projects in our 13 airports.

On July 29, 2024, we published the release of its 2023 Sustainability Report. The 2023 Sustainability Report was prepared in accordance with GRI Standards and under SASB considerations for the period comprising January 1 to December 31, 2023, and it was also reviewed and approved by the Board of Directors, the Corporate Practices, Finance, Planning and Sustainability Committee and the Chief Executive Officer of the Company. The report also contains certain relevant information on activities performed subsequent to the end of 2023, and through April 30, 2024.

Awards and Recognition

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

In 2023 and 2024, all of our airports maintained the Health Security Distinction, awarded by the Mexican Institute of Social Security (IMSS) related to implementation of a healthy return to the workplace due to COVID-19 outbreak.

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

In 2025, all of our airports received the Level 3 certification of the Airport Carbon Accreditation Program, issued by Airports Council International.

In 2024, we received, for the fourteenth time, the Socially Responsible Company (Empresa Socialmente Responsable) distinction granted by the Mexican Center for Philantropy (CEMEFI).

In 2023 and 2024, we rejoined and reaffirmed our commitment to the United Nations (“UN”) Global Compact. The UN Global Compact’s main objective is that companies do business responsibly by aligning their strategies and operations with the human rights principles recognized by the UN Guiding Principles on Business and Human Rights, recognized labor, environment and anti-corruption standards, as well as take strategic actions to advance broader social goals such as the UN Sustainable Development Goals.

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

In 2024, all of our airports obtained the International Organization for Standardization (“ISO”) standard certification ISO 14064-1:2018, which relates to the requirements to quantify and report greenhouse gas (“GHG”) emissions and reductions, and includes requirements for the design, development, management, reporting and verification of a GHG inventory.

In 2024 Monterrey, Chihuahua and Mazatlán airports obtained the Award as Best Regional Airport of 2024 in Latin America and the Caribbean due to their quality of service granted by the Airports Council International.

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

On June 29, 1998, the Ministry of Infrastructure, Communications and Transportation granted 13 concessions to operate, maintain and develop the 13 principal airports in Mexico’s Central North region to our subsidiaries. Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process. However, the process of selling Series BB shares (currently representing 12.9% of our outstanding capital stock) to our strategic shareholder pursuant to the privatization process was conducted through a public bidding process. Each of our concessions was amended on September 12, 2000, in order, among other things, to incorporate each airport’s maximum tariffs and certain other terms as part of the concession.

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

On December 19, 2024, amendments to Articles 132, 133, 422, and 423 of the Mexican Federal Labor Law were published and will take effect on June 17, 2025. Such regulations impose new obligations on employers in the commercial and service sectors and in certain industrial settings. Among such obligations, employers must provide employees with a chair to ensure they are not compelled to stand for the entire duration of their shift. The amendment aims to protect workers' health, as prolonged standing is linked to various medical conditions. Employers are required to implement the necessary measures within 180 days of the reform's publication. While the reform primarily applies to commercial and service sector employees, its application in industrial settings will depend on the nature of the work performed.

On December 14, 2022, the Mexican government published a decree amending the Mexican Federal Labor Law to expand employees' vacation rights. The amendments became effective on January 1, 2023, and included significant changes to Articles 76 and 78. Among the most relevant amendments were: (i) the increase in the minimum paid vacation to 12 working days a year, following first year of employment, plus (A) an additional two working days for each subsequent year of employment up to a maximum of 20 days; and (B) an additional two paid vacation days for every five years of employment for employees employed for more than six years; and (ii) the requirement that employees take at least 12 continuous days of vacation, with the remainder distributed at their discretion. The amendments apply to all employment contracts and collective bargaining agreements in force on the date the amendments become effective, provided the new provisions are more favorable to employees.

On June 7, 2024, an amendment to the General Law to Prevent, Sanction, and Eradicate Human Trafficking Crimes and for the Protection and Assistance of Victims was published. This amendment classifies extended work shifts exceeding statutory limits as labor exploitation. Consequently, under this law, employers may face criminal liability if they are deemed to be subjecting employees to excessive working hours.

Additional amendments to the Mexican Federal Labor Law aimed at increasing employee benefits are being discussed and may be approved by Congress. Such amendments include proposals to raise the number of days of Christmas bonus (aguinaldo) from 15 to 30 days, reduce the maximum weekly work hours from 48 to 40 hours, extend paternity leave, and increase severance payments for seniority (prima de antiguedad). We are unable to predict which initiatives will be discussed and approved or whether they will have a material impact on our operations or financial condition.

Increased statutory employee benefits, shorter work shifts and longer employee vacations result in increased operational costs. In addition, if we fail to comply with such new regulations we may face penalties, or even criminal charges.

Federal Antitrust Commission

On May 23, 2014, a new Federal Antitrust Law (Ley Federal de Competencia Económica) was enacted. The law grants broader powers to COFECE, including the abilities to regulate essential services, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law. If COFECE determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product. As of April 25 2025, COFECE had not made any determination as to whether the services we render are considered an essential facility.

On January 21, 2025, the Mexican government approved a constitutional reform that calls for the dissolution of COFECE and establishes a new decentralized regulatory body that will integrate the functions of COFECE and the Instituto Federal de Telecomunicaciones (IFT). The transition is ongoing, and COFECE continues its operations normally during this period and until a new regulatory framework and attributions of the new regulatory body are issued.

Role of the Ministry of Infrastructure, Communications and Transportation

The Ministry of Infrastructure, Communications and Transportation is the principal regulator of airports in Mexico and is authorized by the Mexican Airport Law to perform the following functions, directly or through the Mexican Federal Civil Aviation Agency:

●	plan, formulate and establish the policies and programs for the development of the national airport system, according to the country’s needs, as well as promote the proper operation of civil aviation;
●	construct, administer and operate airports and airport-related services for the public interest;
●	grant, extend, suspend, modify, terminate and revoke concessions for the operation of airports;
●	issue standards and any other necessary regulations related to airports for purposes of complying with the Mexican Airport Law and the treaties to which Mexico is a party;
●	establish air transit rules and rules regulating take-off and landing schedules through the Mexican air traffic control authority;
●	take all necessary action to create an efficient, competitive and non-discriminatory market for airport-related services and set forth the minimum operating conditions for airports;
●	establish safety regulations;

●	close airports entirely or partially when safety requirements are not being satisfied;
●	monitor airport facilities to determine their compliance with the Mexican Airport Law, other applicable laws and the terms of the concessions;
●	maintain the Mexican aeronautical registry for registrations relating to airports;
●	impose penalties for failure to observe and perform the rules under the Mexican Airport Law, the regulations thereunder and the concessions;
●	approve any transaction or transactions that directly or indirectly may result in a change of control of a concession holder;
●	approve the Master Development Programs prepared by each concession holder every five years;
●	determine each airport’s maximum tariffs;
●	publish obligatory technical-administrative provisions regarding the administration, operation, exploitation, construction and certification of civil airports; Master Development Programs, indicative investment programs for constructions, conservation and maintenance of civil airports; as well as airport and complimentary services;
●	approve any agreements entered into between a concession holder and a third party providing airport or complementary services at its airport; and
●	perform any other function specified by the Mexican Airport Law.

For more information on the initiative see “Risk Factors –Risks Related to the Regulation of Our Business – Changes to Mexican tax laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.”

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

On October 16, 2019, the Ministry of Infrastructure, Communications and Transportation established the Mexican Federal Civil Aviation Agency, an independent regulatory agency, that replaced the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil). The Mexican Federal Civil Aviation Agency is responsible for establishing, coordinating, overseeing and controlling international and national air transportation, as well as the airports, complementary services and generally all activities related to civil aviation. The Mexican Federal Civil Aviation Agency has been formally established and its internal regulations and operation manuals were published and enacted on February 26, 2021, with no material changes with respect to the ones they replaced. We cannot predict the actions that the Mexican Federal Civil Aviation Agency will take in the future in compliance with its internal regulations and operation manual, or the effect of any such actions on its business. See “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business— The regulations pursuant to which the maximum tariffs applicable to the aeronautical revenues are established do not guarantee that our consolidated results of operations, or the results of operations of any of our airports, will be profitable, or that we will realize the expected return on investment.”

Concession Tax

Under Article 232-A of the Mexican Federal Duties Law, holders of airport concessions must pay a tax for the use of state-owned assets. As such, each of our subsidiary concession holders is required to pay the Mexican government a concession tax based on its gross annual revenues (excluding revenues from improvements to concession assets) from the use of public domain assets pursuant to the terms of its concession. Until December 31, 2023, the concession tax was set at a rate of 5%. Effective January 1, 2024 this concession tax is set at a rate of 9% and may be revised at any time by the Mexican government. Our concessions provide that we may request an amendment of our maximum tariffs if there is a change in this concession tax, although such a request may not be honored in the future.

On November 13, 2023, the Mexican government published a decree amending the Mexican Federal Duties Law. The amendments included the increase in the Concession Tax Payment from 5% to 9%. The excess concession tax payments related to aeronautical activities made during 2024 and 2025, will be incorporated as an addition to the reference value that will be used to calculate the Maximum Tariff in the following ordinary review that encompasses the years from 2026 to 2030, as per the Bases for Tariff Regulation. The excess payments corresponding to the regulated revenues for the following years, will be incorporated to the maximum tariff formula, as per the maximum tariff regulation.

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

Each concession holder and any third party providing services at an airport is required to carry specified insurance in amounts and covering specified risks, such as damage to persons and property at the airport, in each case as mandated by the Ministry of Infrastructure, Communications and Transportation. As of April 25, 2025, the Ministry of Infrastructure, Communications and Transportation has not specified the required amounts of insurance. We may be required to obtain additional insurance once these amounts are specified. We, together with our subsidiary concession holders, are jointly and severally liable to the Ministry of Infrastructure, Communications and Transportation for the performance of all obligations under the concessions held by our subsidiaries. Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession and in the Master Development Programs, including the obligations arising from third-party contracts, as well as for any damages to the Mexican government-owned assets that they use and to third-party airport users. In the event of a breach of one concession, the Ministry of Infrastructure, Communications and Transportation is entitled to revoke all of the concessions held by our subsidiaries.

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

Master Development Programs

Concession holders are required to provide the Mexican Federal Civil Aviation Agency with a Master Development Program that outlines their construction and maintenance plans. Pursuant to Annex 7 of the concession titles, as amended on October 19, 2023, the Mexican Federal Civil Aviation Agency is the agency entrusted with the application, interpretation, and monitoring of compliance with the provisions set forth in Annex 7.

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

— A proposal for the discount rate to be used in the calculation of the Maximum Tariff;

— An estimation of the implications for the Maximum Tariff and specific tariffs; and

—Any other information that may be required by the Mexican Federal Civil Aviation Agency.

●	Twelve months prior to the review date, and during a period of three months, the concession holder shall make publicly available for consultation the Master Development Program draft and the estimated projections used to calculate each of the various factors included in the Maximum Tariff.
●	Nine months prior to the review date, the concession holder must incorporate the comments and observations received from users into the draft Master Development Program to the extent applicable.
●	Six months prior to the review date, the concession holder will submit the draft Master Development Program to the Mexican Federal Civil Aviation Agency, together with the recommendation of the Operation and Slots Committee.
●	Following the review date, the Mexican Federal Civil Aviation Agency will review the proposed Master Development Program and any other information submitted by the concession holder. The Mexican Federal Civil Aviation Agency may require the concession holder to provide any additional clarification or information deemed necessary, and may request additional opinions from airport users and the Operations and Slots Committee (Comité de Operaciones y Horarios).

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

In July 2025, we will start negotiations with the Ministry of Infrastructure, Communications and Transportation on the master development program for the 2026-2030 period, for each of our subsidiary concession holders, which will be effective from January 1, 2026 through December 31, 2030.

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

Revenue Regulation

The Mexican Airport Law provides for the Ministry of Infrastructure, Communications and Transportation to establish price regulations for services for which the Antitrust Commission determines that a competitive market does not exist. In 1999, the Antitrust Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the Ministry of Infrastructure, Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to third parties rendering complementary services in our airports. On September 12, 2000, the Rate Regulation (Regulación Tarifaria), which provides a framework for the setting by the Ministry of Infrastructure, Communications and Transportation of five-year maximum tariffs, was incorporated within the terms of each of our concessions. See “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business— We cannot predict how the regulations governing our business will be applied.”

On October 4, 2023, we received a notification from the Mexican Federal Civil Aviation Agency informing the amendment of the terms of the Bases for Tariff Regulation set forth in Annex 7 of our concession titles, which was further modified on October 19, 2023. We cannot guarantee that the Mexican Federal Civil Aviation Agency or any other regulatory authority will refrain from further amending the terms of the Bases for Tariff Regulation, which may potentially affect the maximum tariffs for each airport and result in a material adverse impact on our business operations, financial performance, and overall results. The updated terms of the Bases for Tariff Regulation took effect on October 19, 2023. However, the Maximum Tariffs for 2024 and 2025, previously authorized by the AFAC, remain unchanged across all airports. See “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business— The regulations pursuant to which the maximum tariffs applicable to the aeronautical revenues are established do not guarantee that our consolidated results of operations, or the results of operations of any of our airports, will be profitable, or that we will realize the expected return on investment.”

Regulated Revenues—Maximum Tariff

Each airport’s maximum tariff is to be determined for each year by the Ministry of Infrastructure, Communications and Transportation based on a general framework established in our concessions. This framework reflects, among other factors, projections of an airport’s revenues, operating costs and capital expenditures, as well as the estimated cost of capital related to regulated services and projected annual efficiency adjustments determined by the Ministry of Infrastructure, Communications and Transportation. The schedule of maximum tariffs for each airport is to be established every five years.

Since January 1, 2000, all of our revenues from aeronautical services have been subject to the Rate Regulation. This price regulation system establishes a “maximum tariff” for each airport for every year in a five-year period. In practice, the tariff regulation rules have taken the form of a Maximum Tariff. Under this scheme, each concession holder is free to determine prices for specific airport services, provided that the revenues from such services divided by the workload units, which are either one terminal passenger or 100 kilograms of cargo (220 pounds) at the airport, do not exceed the maximum tariff allowed. Revenues, expenses and investments in commercial services are not taken into consideration for the maximum tariff. The combined maximum tariffs are expressed in workload units for each airport and were determined based on: (i) projected workload units; (ii) capital investments; and (iii) the operating expenses authorized for the five-year period in the Master Development Programs.

We must establish and register with the AFAC specific tariffs for regulated services, other than complementary services and the leasing of space to airlines, for each of our airport. These tariffs may be adjusted every six months ordinarily, to reflect inflation or extraordinarily upon a cumulative increase of 5% in the Mexican Producer Price Index (excluding oil) or to reflect adjustments made to the Maximum Tariff or when the Mexican Federal Civil Aviation Agency identifies revenues accrued in excess of the Maximum Tariff in a given year. We may determine different tariff levels for different times, operation volumes, regulated service packages and other conditions in general, as long as the combined revenues from regulated services at an airport does not exceed the maximum tariff per workload unit at that airport on an annual basis. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic increase the workload units permit greater revenues overall within each five-year period for which maximum tariffs are established.

The Rate Regulation establishes a “dual-till” system of price regulation under which a majority of our revenues, such as passenger fees, landing fees, aircraft parking fees and access fees from third parties providing complementary services at our airports, are regulated, while the revenues that we earn from commercial activities in terminals at our airports, such as the leasing of space to retailers, restaurants, car rental companies and banks, are not regulated. In 2022, 2023 and 2024, approximately 59.1%, 61.8% and 60.6%, respectively, of our total revenues were earned from aeronautical services subject to price regulation under our maximum tariffs (76.0%, 77.3% and 74.8%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

Maximum Tariffs for 2021 through 2025

On December 28, 2020, the Ministry of Infrastructure, Communications and Transportation set the airport maximum tariffs for the five-year period from January 1, 2021 through December 31, 2025. These maximum tariffs are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Tariffs.” The following table sets forth the maximum tariffs for each of our airports under our 2021 to 2025 Master Development Programs that went into effect as of January 1, 2021:

Current Maximum Tariffs(1)

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
Acapulco	416.62	413.71	410.82	407.94	405.09
Ciudad Juárez	341.50	339.11	336.74	334.38	332.03
Culiacán	364.05	361.50	358.97	356.45	353.96
Chihuahua	358.96	356.44	353.95	351.47	349.00
Durango	415.94	413.02	410.13	407.25	404.40
Mazatlán	405.22	402.39	399.58	396.78	394.00
Monterrey	340.83	338.45	336.08	333.73	331.40
Reynosa	360.79	358.25	355.75	353.26	350.78
San Luis Potosí	325.35	323.07	320.80	318.56	316.34
Tampico	398.83	396.04	393.27	390.51	387.78
Torreón	404.23	401.41	398.60	395.81	393.04
Zacatecas	433.41	430.37	427.36	424.37	421.40
Zihuatanejo	439.15	436.07	433.02	429.99	426.98
(1)

Expressed in constant pesos as of December 31, 2024, as required by the maximum tariff regulation. The maximum tariff for each succeeding year from 2021 onwards is reduced by the efficiency factor of 0.70% per year.

We will submit the new master development program to the Ministry of Infrastructure, Communications and Transportation in 2025, which upon approval would be in effect from January 1, 2026 to December 31, 2030.

Methodology for Determining Future Maximum Tariffs

The Rate Regulation provides that each of our airport’s Maximum Tariff will be determined every five years, during the last six months of each five year period. The Maximum Tariff is determined using a discounted cash flow method based on the following variables:

●	Projections over a 15-year period for workload units (each of which is equivalent to one passenger or 100 kilograms (220 pounds) of cargo), together with operating costs and expenses (excluding amortization and depreciation) related to price-regulated services and pre-tax earnings derived from such services.
●	Projections over a 15-year period for capital expenditures related to price-regulated services, based on air traffic forecasts and service quality standards for services outlined in the Master Development Programs.
●	Reference values, which were established in the concessions and are designed to reflect the net present value of total revenues anticipated from services subject to regulation minus projected operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value that is the estimated residual value of assets or operations at the end of the projection period. To determine the reference value for the next five-year period, the approved reference values from the sixth year of the previous ordinary or extraordinary review (as applicable), will be combined for each concession holder in the group. This combined value will then be divided among the concession holders based on their actual average workload units recorded during the last five years. Starting on the seventh ordinary period for determining the Maximum Tariff (2031-2035), the forecasted workload units for the preceding five-year period will be compared against the actual traffic results for the same period. If there is a difference of more than 3% in the airport group, an adjustment will be made to the reference value for the sixth year of the authorization document used in calculating the new Maximum Tariff. The “Economic Value” resulting from the workload units above 3% will be subtracted from the reference value for the sixth year of the immediately preceding five-year period. “Economic value” refers to the regulated revenue minus concession taxes on the excess income.
●	The discount rate is a parameter used to determine the Maximum Tariff in the airport industry. It reflects the real capital cost of companies before taxes. This rate is calculated based on the average tariffs in the airport sector of Mexico. To calculate the discount rate, we use the internationally accepted methodology described in Annex 7 of our concession titles to determine the Weighted Average Cost of Capital.
●	An efficiency factor must be determined by the Mexican Federal Civil Aviation Agency. The maximum rates applicable to our airports for the five-year period ending December 31, 2025, reflected a projected annual efficiency improvement of 0.70%.

Our concessions specify a discounted cash flow formula to be used by the Mexican Federal Civil Aviation Agency to determine the maximum tariffs that, given the projected pre-tax earnings, the efficiency adjustment, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum tariffs. Historically, the maximum tariffs ultimately established by the Mexican Federal Civil Aviation Agency reflect a negotiation between the Agency and us regarding these variables. Once the maximum tariffs are established, they may be adjusted annually to take account of projected improvements in efficiency and the Mexican Producer Price Index (excluding oil).

The concessions provide that each airport’s reference values, discount rate and the other variables used in calculating the maximum tariffs do not represent an undertaking by the Mexican Federal Civil Aviation Agency or the Mexican government as to the profitability of any concession holder. Therefore, whether or not the maximum tariffs (or the amounts up to the maximum tariffs that we have been able to collect) multiplied by workload units at any airport generate a profit or exceed our profit estimates, or reflect the actual profitability, discount rates, capital expenditures or productivity gains at that airport over the five-year period, we are not entitled to any adjustment to compensate for this shortfall.

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Mexican Federal Civil Aviation Agency may proportionately reduce the maximum tariff in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the Unit of Measurement and Update (“UMA”). The UMA as of January 1, 2025 was Ps.113.14. As a result, the maximum penalty at such date could have been Ps.5,657 thousand per airport.

As established by the Ministry of Infrastructure, Communications and Transportation, the calculation of workload units does not include transit passengers for subsequent years. The current workload unit calculation is therefore equal to one terminal passenger or 100 kilograms (220 pounds) of commercial cargo.

Special Adjustments to Maximum Tariffs

Once determined, each airport’s maximum tariffs are subject to special adjustment only under the following circumstances:

●	Natural disasters. If a natural disaster occurs that would result in modifications to the Master Development Program with respect to forecasted demand, and required investments and works. Any compensation received from insurance policies shall be considered at nominal value and as an operating expense for the year immediately following payment of the compensation, so that the Maximum Tariff is adjusted for subsequent years. If, as a result of including insurance compensations the Maximum Tariff significantly increases, the compensation received may be spread over several years, as adjusted.

●	Change in law. Modifications to the applicable legislation or regulations regarding the quality standards that the concession holder is required to meet prior to the next periodical review, and modifications to the applicable legislation or regulations that require the implementation of new security measures or environmental protection measures that the concession holder must comply with in the immediate term.
●	Macroeconomic conditions. A concession holder may also request an adjustment in its maximum tariffs if there is a decrease of at least 5% in the Mexican GDP during the previous 12-month period.
●	Failure to make required investments or improvements. The Ministry of Infrastructure, Communications and Transportation is required to review annually each concession holder’s compliance with its Master Development Program (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its Master Development Program, the Ministry of Infrastructure, Communications and Transportation is entitled to decrease the concession holder’s maximum tariffs and assess penalties.
●	Excess revenues. A concession holder may also request an adjustment in the event that total revenues received from regulated services divided by the total number of workload units in the calendar year exceeded the Maximum Tariff.
●	Increase in Concession Tax Payment. In cases of an increase in the Concession Tax Payment, the present value of payments disbursed to the government, in excess of those included in the most recent ordinary review, shall be added to the reference value for year 6 to be used in the following ordinary review.

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

Revocation of Concessions

A concession may be revoked by the Ministry of Infrastructure, Communications and Transportation under certain conditions, including:

●	the failure by a concession holder to begin operating, maintaining and developing an airport pursuant to the terms established in the concession;
●	the failure by a concession holder to maintain insurance as required under the Mexican Airport Law;
●	the assignment, encumbrance, transfer or sale of a concession, any of the rights thereunder or the assets underlying the concession in violation of the Mexican Airport Law;
●	any alteration of the nature or condition of an airport’s facilities without the authorization of the Ministry of Infrastructure, Communications and Transportation;

●	use, with a concession holder’s consent and without the approval of air traffic control authorities, of an airport by any aircraft that does not comply with the requirements of the Mexican Civil Aviation Law, that has not been authorized by the Mexican air traffic control authority or that is involved in the commission of a felony;
●	knowingly appointing a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws;
●	the failure by the concession holder to pay the Mexican government the concession tax;
●	the failure by the concession holder to beneficially own at least 51% of the capital stock of its subsidiary concession holders;
●	a violation of the safety regulations established in the Mexican Airport Law and other applicable laws;
●	a total or partial interruption of the operation of an airport or its airport or complementary services without justified cause;
●	the failure to maintain the airport’s facilities;
●	the provision of unauthorized services;
●	the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third-party service provider;
●	charging prices higher than those registered with the Ministry of Infrastructure, Communications and Transportation for regulated services or exceeding the applicable maximum tariff;

●	any act or omission that impedes the ability of other service providers or authorities to carry out their functions within the airport; or
●	any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

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

The Mexican Airport Law provides that sanctions of up to 400,000 times the UMA may be assessed for failures to comply with it or the terms of a concession. The UMA as of January 1, 2025 was Ps.113.14. As a result, the maximum penalty at such date could have been Ps.45,526 thousand per airport or per violation.

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

Please refer to “Item 3. Key Information—Risk Factors— Changes to Mexican tax laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations” for more information on concession revocations.

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

Under the General Environmental Law, regulations have been enacted concerning air pollution, environmental impact, environmental audits, natural protected areas, ecological ordering, emissions records and transfer of pollutants. The General Environmental Law also regulates, among other things, vibrations, thermal energy, soil contamination and visual pollution. The General Environmental Law also provides that companies that contaminate soils are responsible for their clean-up. Further, according to the Law on Waste, which was published in October 2003, owners and/or possessors of real property with soil contamination are jointly and severally liable for the remediation of such contaminated sites, irrespective of any recourse or other actions such owners and/or possessors may have against the contaminating party, and aside from the criminal or administrative liability to which the contaminating party may be subject. Restrictions on the transfer of contaminated sites also exist. The Law on Waste also regulates the generation, handling and final disposal of hazardous waste.

On January 28, 2025, amendments to the General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market (Circular Única de Emisoras) were published in the Official Gazette of the Federation. These amendments, issued by the CNBV, introduce new sustainability disclosure requirements for issuers listed on the Mexican Stock Exchange.

Starting in 2026, issuers will be required to prepare and disclose sustainability information in accordance with the IFRS Sustainability Disclosure Standards (IFRS S1 and IFRS S2), issued by the International Sustainability Standards Board (ISSB). The amendments introduce, among other things: (i) the definition of Sustainability Information and its inclusion in the periodic annual filings; (ii) the obligation to prepare a Sustainability Report aligned with IFRS S1 and S2; and (iii) the requirement to obtain external assurance on such disclosures.

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

On January 28, 2025, amendments to the General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market (Circular Única de Emisoras) were published in the Official Gazette of the Federation. These amendments, issued by the CNBV, introduce new sustainability disclosure requirements for issuers listed on the Mexican Stock Exchange.

Starting in 2026, issuers will be required to prepare and disclose sustainability information in accordance with the IFRS Sustainability Disclosure Standards (IFRS S1 and IFRS S2), issued by the International Sustainability Standards Board (ISSB). The amendments introduce, among other things: (i) the definition of Sustainability Information and its inclusion in the periodic annual filings; (ii) the obligation to prepare a Sustainability Report aligned with IFRS S1 and S2; and (iii) the requirement to obtain external assurance on such disclosures.

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

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of April 25, 2025, including our direct and indirect ownership interest in each:

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

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events. We also maintain general liability insurance but do not maintain business-interruption insurance. Among other insurance policies, we carry a U.S.$50.0 million insurance policy covering damages to our property resulting from certain terrorist acts and a U.S.$500.0 million policy covering personal and property damages to third parties. We also carry a U.S.$150.0 million insurance policy covering damage to our assets and infrastructure.

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

Our consolidated financial statements included in this annual report are prepared in accordance with IFRS Accounting Standards, as issued by the IASB.

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government. The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, approximately 60.6% of our total revenues in 2024 were earned from aeronautical services and approximately 74.8% of the sum of our aeronautical and non-aeronautical revenues in 2024 were earned from aeronautical services. Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum tariffs we are allowed to charge under the price regulation system established by the Ministry of Infrastructure, Communications and Transportation and the specific prices that we negotiate with airlines for the provision of aeronautical services. The maximum tariff system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services. In evaluating our aeronautical revenues, we focus principally on workload units, which measure volume, and aeronautical revenues per workload unit, which measures the contribution to aeronautical revenues from each workload unit.

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

Recent Developments

OMA obtains short-term loans

In November 2024, we obtained short-term loans for an aggregate amount of Ps.600 million with three banks. Proceeds were used to support working capital needs and strengthen the company’s liquidity position. Loans mature until May 2025 and carry an annual weighted average interest rate of TIIE 28 + 60 basis points. From the previously mentioned amount, on February 12, 2025, we made a payment of Ps.150 million of the short-term loan contracted.

Our 13 airports achieve Level 3 "Optimization" Accreditation from the Airport Carbon Accreditation Program

On February 13, 2025, we reported that our 13 airports achieved Level 3 accreditation under the Airport Carbon Accreditation (ACA) program. The carbon footprint accreditation program, led by Airports Council International (ACI), aims to reduce the carbon footprint in the airport industry.

Inauguration of Terminal Building Expansion at Durango International Airport

In September 2024, we inaugurated the expansion and remodeling project of the Terminal Building at Durango International Airport. The project included the construction of 858 m² and the renovation of an additional 3,000 m². After the expansion, the terminal total area is 5,704 m² and has an annual capacity to handle up to 760,000 passengers.

Operating Results

Our consolidated financial statements contain certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps.20.7862 per U.S.$1.00, the exchange rate as reported by the Mexican Central Bank on December 31, 2024.

Passenger and Cargo Volumes

In 2024, approximately 85.7% of the terminal passengers using our airports were domestic. Domestic traffic decreased by 3.5% and international traffic increased by 15.0% as compared to 2023. In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.

Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2022, 2023 and 2024, our 13 airports handled approximately 134,448, 131,802 and 136,099 metric tons of cargo, respectively. The increase in 2024 was due to a 6.3% increase in cargo transportation at the Monterrey airport and a 20.3% increase in cargo transportation at the Ciudad Juárez airport. Increases in our cargo volume are beneficial to us for purposes of the maximum-rate calculations, as cargo increases the number of our workload units.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024
Domestic terminal passengers(1)	20,506.63	23,556.82	22,728.09
International terminal passengers(1)	2,714.12	3,288.64	3,782.40
Total terminal passengers(1)	23,220.75	26,845.45	26,510.50
Cargo units(1)	1,344.48	1,318.02	1,360.99
Total workload units(1)	24,565.22	28,163.47	27,871.49
Change in total terminal passengers(2)	28.8%	15.6%	(1.2)%
Change in workload units(2)	27.6%	14.6%	(1.0)%

Aeronautical revenues(3)	7,055,543	8,931,657	9,136,885
Change in aeronautical revenues(2)	33.7%	26.6%	2.3%
Aeronautical revenues per workload unit	287.2	317.1	327.8
Change in aeronautical revenues per workload unit(1)(2)	4.8%	10.4%	3.4%

Non-aeronautical revenues(3)	2,229,802	2,627,423	3,075,881
Change in non-aeronautical revenues(2)	34.9%	17.8%	17.1%
Non-aeronautical revenues per terminal passenger(4)	96.0	97.9	116.0
Change in non-aeronautical revenues per terminal passenger(2)	4.7%	1.9%	18.5%
Non-aeronautical revenues per terminal passenger, excluding hotel services(4)(5)	82.0	83.7	98.9
Change in non-aeronautical revenues per terminal passenger, excluding hotel services(2)(5)	3.3%	2.1%	18.1%
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

In 2024, we served 26.5 million terminal passengers, of which 22.7 million were domestic and 3.8 million were international.

Classification of Revenues

We classify our revenues into three categories: revenues from aeronautical services, revenues from non-aeronautical services and revenues from construction services. Historically, a substantial majority of our total revenues have been derived from aeronautical services. For example, in 2024, 60.6% of our total revenues were derived from aeronautical services, and the remainder of our revenues was derived from non-aeronautical services and construction services. Aeronautical services represented 74.8% of the sum of our aeronautical and non-aeronautical revenues.

Our revenues from aeronautical services are subject to price regulation under the applicable maximum tariff at each of our airports and principally consist of passenger charges, aircraft landing and parking charges, airport security charges, passenger walkway charges, the leasing of space in our airports to airlines (other than first class/VIP lounges and other similar activities not directly related to essential airport operations) and complementary services (i.e., fees from handling and catering providers, permanent ground transportation operators and access fees from fuel providers at our airports).

Our revenues from non-aeronautical services are not subject to price regulation under our maximum tariffs and generally include revenues earned from: (i) commercial activities, such as car parking (which may be subject to certain municipal regulations, but not to our maximum tariffs), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as advertising, retail operators, food and beverage providers, car rental companies, time-share sales and promotions service providers, duty-free operators and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers; (ii) diversification activities, which include revenues earned by OMA Carga operations (air cargo and ground cargo logistics services), the operation of the Terminal 2 NH Collection Hotel of Mexico City International Airport, the Hilton Garden Inn hotel at the Monterrey airport and real estate services; and (iii) complementary activities, which principally include our checked baggage-screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations, as well as fees for access to federal zones.

We recognize revenues from construction services derived from the improvements made to airports that are included in our Master Development Programs. Construction service revenues related to the airport concession are determined based on negotiations between us and the Ministry of Infrastructure, Communication and Transportation (recognized according to the percentage-of-completion method), as we construct or improve the airports based on the Master Development Programs. In 2024, revenues from improvements to assets under concession accounted for 19.0% of our total revenues.

For a detailed description of the components of our aeronautical and non-aeronautical revenue categories, see “Item 4. Information on the Company—Business Overview—Our Sources of Revenues.”

Fluctuations in the Peso

According to the Board of Governors of the Federal Reserve System, from 2021 to December 31, 2022, the peso appreciated by approximately 5.0%, from Ps.20.51 per U.S.$1.00 on December 31, 2021, to Ps.19.50 per U.S.$1.00 on December 31, 2022. From December 31, 2022 to December 31, 2023, the peso appreciated by approximately 13.3%, from Ps.19.50 per U.S.$1.00 on December 31, 2022, to Ps.16.90 per U.S.$1.00 on December 31, 2023. From December 31, 2023 to December 31, 2024, the peso depreciated by approximately 23%, from Ps. 16.90 per U.S.$1.00 on December 31, 2023, to Ps. 20.7862 per U.S.$1.00 on December 31, 2024. In the first months of 2025, the peso depreciated, reaching Ps.19.5585 per U.S.$1.00 on April 25, 2025.

International passengers and international flights pay tariffs denominated in U.S. dollars. However, these tariffs are generally collected in Mexican pesos 30 to 60 days following the date of each flight, and our maximum tariffs are set in Mexican pesos. Therefore, a significant depreciation of the Mexican peso as compared to the dollar during this 30 to 60-day period could result in us exceeding our maximum tariffs, which would be a violation of our concession. We attempt to set our U.S. dollar-denominated tariffs as to avoid exceeding our maximum tariffs, and so far, fluctuations in the peso have not caused us to exceed our maximum tariffs or required us to issue rebates to avoid exceeding our maximum tariffs.

In addition, we have financial liabilities denominated in U.S. dollars, and a significant depreciation in the Mexican peso could result in higher debt balances when converted to Mexican pesos, thus resulting in foreign exchange losses. We may also, from time to time, maintain cash balances denominated in U.S. dollars, in which cases a depreciation of the Mexican peso against the U.S. dollar could result in a foreign exchange gain. As of December 31, 2024, Ps.410,947 thousand of our cash balance was denominated in U.S. dollars.

As of December 31, 2024, international passenger charges amounted to Ps.1,918,372 thousand, and as of December 31, 2024, we had U.S.$5.2 million of liabilities denominated in U.S. dollars.

Aeronautical Revenues

The system of price regulation applicable to our aeronautical revenues establishes a maximum tariff in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit (a workload unit is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services. See “Item 4. Regulatory Framework—Revenue Regulation” for a description of our maximum tariffs and the rate setting procedures for future periods. The maximum tariffs for our airports have been determined for each year through December 31, 2025.

The following table sets forth our revenues from aeronautical services for the periods indicated:

	For the Year Ended December 31,
	2022		2023		2024
	Amount	%	Amount	%	Amount	%

	(in thousands of pesos, except percentages)
Aeronautical revenues:
Domestic passenger charges	4,791,166	67.9%	6,150,256	68.9%	6,035,480	66.1%
International passenger charges	1,375,479	19.5%	1,686,799	18.9%	1,918,372	21.0%
Landing charges	269,796	3.8%	329,770	3.7%	352,028	3.9%
Platform for embarking and disembarking	185,785	2.6%	238,054	2.7%	263,346	2.9%
Aircraft parking charges on extended stay or overnight	42,922	0.6%	59,556	0.7%	67,340	0.7%
Domestic and international passenger and carry-on baggage check	63,682	0.9%	81,490	0.9%	91,432	1.0%
Aerocars and jetways	28,168	0.4%	32,664	0.4%	32,817	0.4%
Other airport services, leases and regulated access(1)	298,545	4.2%	353,068	4.0%	376,070	4.1%
Total aeronautical revenues	7,055,543	100%	8,931,657	100%	9,136,885	100%
(1)	Includes regulated access fees, leasing of space to airlines for their operations and leasing of space in the airside to cargo handling agents and shippers.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and the leasing of space to airlines, every six months (or earlier upon a cumulative increase of 5% in the Mexican Producer Price Index (excluding oil)), as long as the total aeronautical revenues per workload unit each year at each of our airports does not exceed the maximum tariff at that airport for that year. See “Item 4. Information on the Company—Regulatory Framework—Price Regulation” for a description of our maximum tariffs and the rate-setting procedures for future periods. We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers. Historically, our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers. In 2024, passenger charges represented 87.1% of our aeronautical services revenues. In 2024, aeronautical services represented 52.8% of our total revenues and 65.1% of the sum of our aeronautical and non-aeronautical revenues.

Aeronautical revenue per workload unit is an indicator that is calculated by dividing total aeronautical revenues by the workload units for a given period. This indicator is affected annually, except for years in which the new maximum tariffs are set, by: (i) adjustment in the maximum tariffs for the efficiency factor and the Mexican Producer Price Index (excluding oil); (ii) increases and decreases in the relative number of workload units at each airport; and (iii) changes in total workload units per airport.

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

In 2024, our aeronautical revenues represented approximately 98.3% of the amount we were entitled to earn under the maximum tariffs applicable to all of our airports. To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenues, this percentage could decrease. We may not be able to collect substantially all of the revenues we are entitled to earn from services subject to price regulation in the future.

Non-Aeronautical Revenues

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues per terminal passenger are calculated by dividing total non-aeronautical revenues by the number of terminal passengers during the same period. The contribution to our total revenues from non-aeronautical services was 20.4% in 2024. Our non-aeronautical revenues per terminal passenger increased from Ps.97.9 in 2023 to Ps.116.0 in 2024, due primarily to an increase in our revenues from diversification and commercial activities. Our non-aeronautical revenues in 2024 represented 25.2% of the sum of our aeronautical and non-aeronautical revenues, and our revenues from commercial activities per terminal passenger increased from Ps.51.1 in 2023 to Ps.59.6 in 2024, due primarily to an increase in revenues from parking charges, food and beverage providers, and car rental operators.

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

The following table sets forth our revenues from non-aeronautical activities for the periods indicated:

	For the Year Ended December 31,
	2022		2023		2024
	Amount	%	Amount	%	Amount	%

	(in thousands of pesos, except percentages)
Non-aeronautical revenues:
Commercial activities:
Car parking charges	340,095	15.3%	418,525	15.9%	452,160	14.7%
Advertising	73,579	3.3%	82,512	3.1%	98,060	3.2%
Retail operations(1)	124,726	5.6%	151,477	5.8%	168,171	5.5%
Food and beverage	176,844	7.9%	245,311	9.3%	299,941	9.8%
Car rental operators	205,019	9.2%	245,225	9.3%	270,774	8.8%
Time share developers	16,960	0.8%	17,899	0.7%	18,112	0.6%
Financial services	13,013	0.6%	13,705	0.5%	13,439	0.4%
Communication and services	16,350	0.7%	17,788	0.7%	16,123	0.5%
Services to passenger	5,232	0.2%	4,893	0.2%	4,826	0.2%
VIP lounges	80,933	3.6%	103,355	3.9%	155,712	5.1%
Other commercial revenues(3)	59,152	2.7%	70,799	2.7%	81,624	2.7%
Total commercial activities	1,111,903	49.9%	1,371,489	52.2%	1,578,942	51.3%
Diversification activities:
Hotel services	325,495	14.6%	379,303	14.4%	454,052	14.8%
OMA Carga	329,793	14.8%	346,441	13.2%	421,705	13.7%
Real estate services	26,364	1.2%	35,457	1.3%	43,172	1.4%
Industrial services	73,760	3.3%	80,967	3.1%	130,303	4.2%
Other diversification revenues(3)	10,858	0.5%	15,374	0.6%	26,957	0.9%
Total diversification activities	766,270	34.4%	857,542	32.6%	1,076,189	35.0%
Complementary Activities:
Leasing of space(2)	118,851	5.3%	110,314	4.2%	128,140	4.2%
Access rights	24,892	1.1%	29,936	1.1%	31,489	1.0%
Documented baggage inspection	198,336	8.9%	246,930	9.4%	249,870	8.1%
Other complementary revenues(4)	9,550	0.4%	11,212	0.4%	11,251	0.4%
Total complementary activities	351,629	15.8%	398,392	15.2%	420,750	13.7%
Total revenues from non-aeronautical services	2,229,802	100.0%	2,627,423	100.0%	3,075,881	100.0%
(1)	Includes revenues from duty-free operations.
(2)	Includes the leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(3)	Other revenues consist mainly of recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports.
(4)	Other complementary revenues consist of the recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports, among others.

The majority of our non-aeronautical revenues are derived from commercial activities, which represented 51.3% of our non-aeronautical revenues in 2024. Commercial activities include car parking charges (which may be subject to government regulation, but not to our maximum tariffs), VIP Lounges (including our OMA Premium Lounges which we started operating directly in December 2021) rental and royalty payments from third parties operating retail stores and providing commercial services at our airports, such as advertising, food and beverage providers, car rentals, time-share sales and promotions services, duty-free stores and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers.

On an individual basis, during 2024, our most important source of non-aeronautical revenues was OMA Carga which provides air and ground cargo logistics services, and represented 13.7% of our non-aeronautical revenues in 2024 and is part of our diversification activities. In addition to OMA Carga, diversification activities include hotel services (both Terminal 2 NH Collection Hotel at the Mexico City International Airport and the Hilton Garden Inn Hotel at the Monterrey airport) and industrial services for the operation of the OMA-VYNMSA Aero Industrial Park.

Complementary activities represented 13.7% of our non-aeronautical revenues in 2024. These activities primarily include baggage-screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations; as well as fees for access to federal zones.

Operating Costs

Our operating costs have been, and we believe that they will continue to be, funded entirely from our results of operations. The following table sets forth our operating costs and certain other related information for the periods indicated:

	For the Year Ended December 31,
	2022		2023		2024
	Amount	% Change	Amount	% Change	Amount	% Change

	(in thousands of pesos, except percentages)
Operating Costs:
Cost of services:
Wages and salaries	281,460	22.7%	318,660	13.2%	351,547	10.3%
Maintenance	145,931	2.7%	183,628	25.8%	196,833	7.2%
Security and insurance	142,147	10.8%	146,018	2.7%	172,807	18.3%
Utilities (electricity, cleaning and water)	166,280	14.9%	192,065	15.5%	210,893	9.8%
Building lease	8,609	327.2%	—	(100.0)%	—	n.a. %
Allowance for doubtful accounts	4,711	629.3%	5,767	22%	17,621	206%
Cost of hotel service	70,319	58.8%	93,098	32.4%	2,778	(97.0)%
Equipment lease, fees and other	104,181	14.8%	119,720	14.9%	198,774	66.0%
Total cost of services	923,638	18.1%	1,058,956	14.7%	1,151,253	8.7%
Major maintenance provision	472,077	(7.9)%	348,397	(26.2)%	228,673	(34.4)%
Cost of construction	2,649,423	48.1%	2,898,000	9.4%	2,860,190	(1.3)%
Administrative expenses	667,600	13.8%	661,447	(0.9)%	776,412	17.4%
Right to use airport facilities	428,717	34.0%	544,657	27.0%	990,268	81.8%
Technical assistance fees	177,667	33.0%	237,896	33.9%	235,499	(1.0)%
Depreciation and amortization(1)	551,200	13.1%	641,343	16.4%	756,983	18.0%
Other income, net	(40)	(96.9)%	(525)	1,212.5%	(9,534)	1,716.0%
Total operating costs	5,870,282	27.3%	6,390,171	8.9%	6,989,744	9.4%
(1)	Depreciation reflects depreciation of fixed assets, and amortization reflects amortization of our concessions and rights to use airport facilities.

Cost of Services

Our cost of services consists primarily of wages and salaries, utilities (a portion of which we recover from our tenants), equipment lease, fees and others, maintenance, insurance costs, and other miscellaneous expenses.

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

Concession Tax

Beginning November 1, 1998, we became subject to Article 232-A of the Mexican Federal Duties Law, which requires that the holders of concessions pay a tax for the use of state-owned assets. Since 2024, this tax is currently equal to 9% of the gross annual revenues of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. The concession tax may be revised at any time by the Mexican government, and this tax may increase in the future. If the Mexican government increases the concession tax, we are entitled to recover any surplus payments made to the government in connection with revenues received from regulated services, as set forth in the Bases for Tariff Regulation.

On November 13, 2023, the Mexican government published a decree amending the Mexican Federal Duties Law. The amendments included the increase in the Concession Tax Payment from 5% to 9%. The excess concession tax payments related to aeronautical activities made during 2024 and 2025, will be incorporated as an addition to the reference value that will be used to calculate the Maximum Tariff in the following ordinary review that encompasses the years from 2026 to 2030, as per the Bases for Tariff Regulation. The excess payments corresponding to the regulated revenues for the following years, will be incorporated to the maximum tariff formula, as per the maximum tariff regulation.

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

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions. In 2024, our depreciation and amortization expenses increased by 18.0%, as compared to 2023, primarily due to an increase in the investment to improve our assets under concession during 2024.

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

Expenditures pursuant to master development programs and other capital expenditures

In 2024, expenditures pursuant to master development programs and other capital expenditures were Ps.3,480,600 thousand. We funded our expenditures through cash flows from operations, and we believe that we will continue to fund them through cash flow from operations, as well as new debt, in the future. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Employee Statutory Profit Sharing

We are subject to the mandatory statutory employee profit sharing regime (participación de los trabajadores en las utilidades de las empresas, or “PTU”) established by the Mexican Federal Labor Law. Under this regime, 10% of a company’s unconsolidated annual profits, as calculated for tax purposes, and subject to certain limits, must be distributed among employees other than the chief executive officer. Pursuant to the labor reform implemented in 2021 by the Mexican Government, the statutory profit-sharing payment for an employee is capped to three months of base salary, subject to certain limits.

Taxation

We recorded a deferred tax benefit of Ps.72,925 thousand for the year ended December 31, 2024, while the current tax expense amounted to Ps.2,205,939 thousand. In 2024, the difference between the statutory Mexican corporate income tax rate of 30.0%, and our effective tax rate of 30.2%, is mainly caused by permanent differences related primarily to inflationary effects for tax purposes.

The statutory Mexican corporate income tax rate in 2024, 2023 and 2022 was 30.0%.

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

	For the Year Ended December 31,
	2022	2023	2024

	(in thousands of pesos, except percentages)
Metropolitan Destination
Monterrey:
Revenues:
Aeronautical services	3,142,454	4,254,275	4,501,253
Non-aeronautical services	699,778	833,676	936,723
Construction services	1,414,207	1,125,682	1,412,657
Total revenues	5,256,439	6,213,633	6,850,633
Operating costs:
Costs and administrative expenses	500,689	612,217	867,172
Major maintenance provision	83,152	47,907	23,510
Construction costs	1,414,207	1,125,682	1,412,657
Depreciation and amortization	168,595	225,581	272,079
Solidarity fee	1,752,031	2,698,313	2,772,241
Total operating costs	3,918,674	4,709,700	5,347,659
Income from operations	1,337,765	1,503,933	1,502,974
Operating margin(1)	25.5%	24.2%	21.9%

	For the Year Ended December 31,
	2022	2023	2024

	(in thousands of pesos, except percentages)
Tourist Destinations
Acapulco:
Revenues:
Aeronautical services	275,301	326,157	217,608
Non-aeronautical services	38,444	38,184	22,793
Construction services	76,474	64,558	33,770
Total revenues	390,219	428,899	274,171
Operating costs:
Costs and administrative expenses	87,805	94,927	85,239
Major maintenance provision	20,141	20,406	18,384
Construction costs	76,474	64,558	33,770
Depreciation and amortization	46,760	48,495	48,330
Solidarity fee	52,424	92,751	26,137
Total operating costs	283,604	321,137	211,860
Income from operations	106,615	107,762	62,311
Operating margin(1)	27.3%	25.1%	22.7%

Mazatlán:
Revenues:
Aeronautical services	472,741	596,145	720,754
Non-aeronautical services	57,766	66,801	74,700
Construction services	142,255	114,235	93,980
Total revenues	672,762	777,181	889,434
Operating costs:
Costs and administrative expenses	90,078	98,284	153,109
Major maintenance provision	38,302	28,403	23,452
Construction costs	142,255	114,235	93,980
Depreciation and amortization	20,999	22,941	24,449
Solidarity fee	198,585	317,235	375,957
Total operating costs	490,219	581,098	670,947
Income from operations	182,543	196,083	218,487
Operating margin(1)	27.1%	25.2%	24.6%

Zihuatanejo:
Revenues:
Aeronautical services	219,411	253,766	278,413
Non-aeronautical services	25,255	27,868	33,677
Construction services	98,199	78,863	76,457
Total revenues	342,865	360,497	388,547
Operating costs:
Costs and administrative expenses	55,585	62,259	80,186
Major maintenance provision	23,033	17,180	21,623
Construction costs	98,199	78,863	76,457
Depreciation and amortization	21,487	22,150	24,367
Solidarity fee	59,077	96,652	99,634
Total operating costs	257,381	277,104	302,267
Income from operations	85,484	83,393	86,280
Operating margin(1)	24.9%	23.1%	22.2%

	For the Year Ended December 31,
	2022	2023	2024

	(in thousands of pesos, except percentages)
Regional Destinations
Chihuahua:
Revenues:
Aeronautical services	546,445	651,442	657,424
Non-aeronautical services	56,994	66,514	76,798
Construction services	108,683	153,019	262,848
Total revenues	712,122	870,975	997,070
Operating costs:
Costs and administrative expenses	89,866	106,934	147,548
Major maintenance provision	35,517	46,118	35,471
Construction costs	108,683	153,019	262,848
Depreciation and amortization	26,643	30,434	34,364
Solidarity fee	240,789	322,117	314,661
Total operating costs	501,498	658,622	794,892
Income from operations	210,624	212,353	202,178
Operating margin(1)	29.6%	24.4%	20.3%

Culiacán:
Revenues:
Aeronautical services	754,160	877,897	788,821
Non-aeronautical services	67,591	74,315	75,962
Construction services	127,960	431,568	349,946
Total revenues	949,711	1,383,780	1,214,729
Operating costs:
Costs and administrative expenses	103,844	127,307	158,695
Major maintenance provision	33,667	22,103	9,697
Construction costs	127,960	431,568	349,946
Depreciation and amortization	24,174	26,344	26,947
Solidarity fee	375,253	494,760	430,170
Total operating costs	664,898	1,102,082	975,455
Income from operations	284,813	281,698	239,274
Operating margin(1)	30.0%	20.4%	19.7%

Durango:
Revenues:
Aeronautical services	178,142	194,373	210,082
Non-aeronautical services	13,485	13,853	16,277
Construction services	91,796	132,316	60,909
Total revenues	283,423	340,542	287,268
Operating costs:
Costs and administrative expenses	43,653	51,403	65,376
Major maintenance provision	38,244	9,122	8,592
Construction costs	91,796	132,316	60,909
Depreciation and amortization	10,182	12,048	17,087
Solidarity fee	35,319	74,066	72,974
Total operating costs	219,194	278,955	224,938
Income from operations	64,229	61,587	62,330
Operating margin(1)	22.7%	18.1%	21.7%

	For the Year Ended December 31,
	2022	2023	2024

	(in thousands of pesos, except percentages)
San Luis Potosí:
Revenues:
Aeronautical services	246,795	296,570	309,346
Non-aeronautical services	41,349	39,762	62,725
Construction services	55,608	116,144	71,414
Total revenues	343,752	452,476	443,485
Operating costs:
Costs and administrative expenses	53,549	61,223	84,256
Major maintenance provision	47,992	20,866	6,484
Construction costs	55,608	116,144	71,414
Depreciation and amortization	26,006	28,799	32,395
Solidarity fee	60,727	125,965	146,481
Total operating costs	243,882	352,997	341,030
Income from operations	99,870	99,479	102,455
Operating margin(1)	29.1%	22.0%	23.1%

Tampico:
Revenues:
Aeronautical services	177,992	206,586	211,673
Non-aeronautical services	20,297	25,573	27,321
Construction services	78,079	81,292	74,019
Total revenues	276,368	313,451	313,013
Operating costs:
Costs and administrative expenses	61,222	71,038	89,905
Major maintenance provision	24,463	27,679	19,888
Construction costs	78,079	81,292	74,019
Depreciation and amortization	17,619	20,084	23,957
Solidarity fee	25,774	44,688	39,609
Total operating costs	207,157	244,781	247,378
Income from operations	69,211	68,670	65,635
Operating margin(1)	25.0%	21.9%	21.0%

Torreón:
Revenues:
Aeronautical services	231,357	288,548	313,768
Non-aeronautical services	25,193	27,073	31,390
Construction services	55,155	71,347	80,868
Total revenues	311,705	386,968	426,026
Operating costs:
Costs and administrative expenses	51,652	62,317	87,921
Major maintenance provision	50,527	30,912	11,058
Construction costs	55,155	71,347	80,868
Depreciation and amortization	11,334	12,125	13,407
Solidarity fee	53,556	116,952	137,728
Total operating costs	222,224	293,653	330,982
Income from operations	89,481	93,315	95,044
Operating margin(1)	28.7%	24.1%	22.3%

Zacatecas:
Revenues:
Aeronautical services	164,052	175,109	150,950
Non-aeronautical services	13,616	13,353	13,670
Construction services	65,542	44,982	11,330
Total revenues	243,210	233,444	175,950
Operating costs:
Costs and administrative expenses	47,795	50,576	61,889
Major maintenance provision	10,537	18,332	15,499
Construction costs	65,542	44,982	11,330
Depreciation and amortization	9,405	10,310	11,763
Solidarity fee	47,790	53,563	32,281
Total operating costs	181,069	177,763	132,762
Income from operations	62,141	55,681	43,188
Operating margin(1)	25.6%	23.9%	24.5%

	For the Year Ended December 31,
	2022	2023	2024

	(in thousands of pesos, except percentages)
Border Destinations
Ciudad Juárez:
Revenues:
Aeronautical services	568,204	719,269	696,838
Non-aeronautical services	39,276	53,050	61,636
Construction services	258,922	459,571	320,251
Total revenues	866,402	1,231,890	1,078,725
Operating costs:
Costs and administrative expenses	94,156	106,572	140,841
Major maintenance provision	48,727	31,627	15,142
Construction costs	258,922	459,571	320,251
Depreciation and amortization	18,108	19,808	40,335
Solidarity fee	234,148	385,878	353,300
Total operating costs	654,061	1,003,456	869,869
Income from operations	212,341	228,434	208,856
Operating margin(1)	24.5%	18.5%	19.4%

Reynosa:
Revenues:
Aeronautical services	149,878	175,723	170,282
Non-aeronautical services	10,796	13,111	16,159
Construction services	77,372	24,423	11,742
Total revenues	238,046	213,257	198,183
Operating costs:
Costs and administrative expenses	47,336	52,849	63,630
Major maintenance provision	17,773	27,743	19,874
Construction costs	77,372	24,423	11,742
Depreciation and amortization	24,422	26,486	27,550
Solidarity fee	15,477	25,904	24,049
Total operating costs	182,380	157,405	146,845
Income from operations	55,666	55,852	51,338
Operating margin(1)	23.4%	26.2%	25.9%
(1)	We determine operating margin per airport by dividing income from operations at each airport by total revenues for that airport.

	For the Year Ended December 31,
	2022	2023	2024

	(in thousands of pesos, except percentages)
Hotels
Terminal 2 NH Collection Hotel:
Revenues:
Non-aeronautical services	238,845	277,536	329,353
Equity method (1)	341	77	57
Total revenues	239,186	277,613	329,410
Operating costs:
Costs and administrative expenses	126,654	148,960	177,281
Depreciation and amortization	45,647	51,532	57,371
Total operating costs	172,301	200,492	234,652
(Loss) income from operations	66,885	77,121	94,758
Operating margin	28.0%	27.8%	28.8%

Hilton Garden Inn Hotel:
Revenues:
Non-aeronautical services	94,067	106,551	135,650
Equity method (1)	87	8,676
Total revenues	94,154	115,227	135,650
Operating costs:
Costs and administrative expenses	57,743	68,619	78,054
Depreciation and amortization	11,758	11,799	12,300
Total operating costs	69,501	80,418	90,354
(Loss) income from operations	24,653	34,809	45,296
Operating margin	26.2%	30.2%	33.4%
(1)	Equity method revenue is eliminated in full on consolidation.

	For the Year Ended December 31,
	2022	2023	2024

	(in thousands of pesos, except percentages)
Industrial Park
OMA-Vynmsa Aero Industrial Park:
Revenues:
Non-aeronautical services	81,863	91,996	153,095
Total revenues	81,863	91,996	153,095
Operating costs:
Costs and administrative expenses	9,560	11,749	26,282
Depreciation and amortization	30,695	41,346	48,379
Total operating costs	40,255	53,095	74,661
Income from operations	41,608	38,901	78,434
Operating margin	50.8%	42.3%	51.2%

Summary Historical Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated:

	Year Ended December 31,
	2022	2023		2024
	Amount	Amount	% Change	Amount	% Change

	(in thousands of pesos, except percentages)
Revenues:
Aeronautical services	7,055,543	8,931,657	26.6%	9,136,885	2.3%
Non-aeronautical services	2,229,802	2,627,423	17.8%	3,075,881	17.1%
Construction services	2,649,423	2,898,000	9.4%	2,860,190	(1.3)%
Total revenues	11,934,768	14,457,080	21.1%	15,072,956	4.3%
Operating costs and expenses:
Cost of services	923,638	1,058,956	14.7%	1,151,253	8.7%
Major maintenance provision	472,077	348,397	(26.2)%	228,673	(34.4)%
Construction costs	2,649,423	2,898,000	9.4%	2,860,190	(1.3)%
Administrative expenses	667,600	661,447	(0.9)%	776,412	17.4%
Concession taxes	428,717	544,657	27.0%	990,268	81.8%
Technical assistance fees	177,667	237,896	33.9%	235,499	(1.0)%
Depreciation and amortization	551,200	641,343	16.4%	756,983	18.0%
Other income	(40)	(525)	1,212.5%	(9,534)	1,716.0%
Total operating costs and expenses	5,870,282	6,390,171	8.9%	6,989,744	9.4%
Income from operations	6,064,486	8,066,909	33.0%	8,083,212	0.2%
Interest expense, net	(762,790)	(971,530)	27.4%	(1,083,855)	11.6%
Exchange loss, net	(8,871)	(35,511)	300.3%	69,881	(296.8)%
Income before income taxes	5,292,825	7,059,868	33.4%	7,069,238	0.1%
Income taxes	1,375,520	2,039,442	48.3%	2,133,014	4.6%
Consolidated net income	3,917,305	5,020,426	28.2%	4,936,224	(1.7)%

Other operating data:
Operating margin(1)	50.8%	55.8%	N/A	53.6%	N/A
Net margin(2)	32.8%	34.7%	N/A	32.7%	N/A
(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Consolidated net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year Ended December 31, 2024, Compared to the Year Ended December 31, 2023.

Consolidated Revenues

Total revenues for 2024 were Ps.15,072,956 thousand, 4.3% higher than the Ps.14,457,080 thousand recorded in 2023, primarily as a result of an increase in aeronautical and non-aeronautical revenues. The sum of aeronautical and non-aeronautical revenues in 2024 increased by 5.7% as compared to 2023.

Aeronautical revenues increased by 2.3% to Ps.9,136,885 thousand in 2024, as compared to Ps.8,931,657 thousand in 2023 due primarily to a 13.7% increase in international passenger charges and a 1.9% decrease in domestic passenger charges as compared to 2023. Aeronautical revenues per workload unit in 2024 were Ps.327.8 compared to Ps.317.1 in 2023, representing a 3.4% increase.

Non-aeronautical revenues increased by 17.1% from Ps.2,627,423 thousand in 2023 to Ps.3,075,881 in 2024, due primarily to an increase in revenue generation of both our commercial activities and diversification activities. Non-aeronautical revenues per terminal passenger increased by 18.5%, from Ps.97.9 in 2023 to Ps.116.0 in 2024, due primarily to a larger increase in non-aeronautical revenues, compared to the decrease in terminal passengers.

Revenues from construction services in 2024 were Ps.2,860,190 thousand, a decrease of 1.3% from Ps.2,898,000 thousand recognized in 2023, primarily as a result of a lower recognition of improvements in assets under concession, principally in the Culiacán, Mazatlán, and Ciudad Juárez airports.

Revenues by Segment

On an airport-by-airport basis, the principal contributors to total revenues in 2024 were the Monterrey airport (Ps.6,850,633 thousand), the Culiacán airport (Ps.1,214,729 thousand), the Ciudad Juárez airport (Ps.1,078,725 thousand), the Chihuahua airport (Ps.997,070 thousand) and the Mazatlán airport (Ps.889,434 thousand). Based on contribution to aeronautical and non-aeronautical revenues in 2024, the main contributors were the Monterrey airport (Ps.5,437,976 thousand), the Culiacán airport (Ps.864,783 thousand), the Mazatlán airport (Ps.795,454 thousand), the Ciudad Juárez airport (Ps.758,474 thousand) and the Chihuahua airport (Ps.734,222 thousand). Historically, Monterrey, Culiacán and Chihuahua have been our three principal contributors to aeronautical and non-aeronautical revenues. In 2024, Monterrey, Culiacán, Mazatlán and Ciudad Juárez were our four principal contributors to revenues and we expect this recent trent to continue.

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 5.8% from Ps.4,254,275 thousand in 2023 to Ps.4,501,253 thousand in 2024, due primarily to a 18.0% increase in international passenger charges, as a result of a 20.3% increase in international passenger traffic. Non-aeronautical revenues increased by 12.4% from Ps.833,676 thousand in 2023 to Ps.936,723 thousand in 2024, due primarily to a 21.4% increase in food and beverage operations and a 20.6% increase in revenue from car rental operations. The sum of aeronautical and non-aeronautical revenues increased by 6.9% from Ps.5,087,951 thousand in 2023 to Ps.5,437,976 thousand in 2024. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.6% from Ps.361.4 in 2023 to Ps.378.2 in 2024, principally due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

Tourist Destinations

At the Acapulco airport, aeronautical revenues decreased by 33.3% from Ps. 326,157 thousand in 2023 to Ps.217,608 thousand in 2024, due primarily to a 33.2% decrease in domestic passenger charges, as a result of a 31.8% decrease in domestic passenger traffic. Non-aeronautical revenues decreased by 40.3% from Ps.38,184 thousand in 2023 to Ps.22,793 thousand in 2024, due primarily to a 44.7% decrease in revenues generated by commercial activities. The sum of aeronautical and non-aeronautical revenues decreased by 34.0% from Ps.364,341 thousand in 2023 to Ps.240,401 thousand in 2024. The sum of aeronautical and non-aeronautical revenues per workload unit decreased by 1.9% from Ps.407.5 in 2023 to Ps.399.6 in 2024, principally due to a higher decrease in aeronautical revenues, compared to the decrease in passenger traffic.

At the Mazatlán airport, aeronautical revenues increased by 20.9% from Ps.596,145 thousand in 2023 to Ps.720,754 thousand in 2024, due primarily to a 24.0% increase in domestic passenger charges, as a result of a 16.1% increase in domestic passenger traffic and 4.45% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 11.8% from Ps.66,801 thousand in 2023 to Ps.74,700 thousand in 2024, due primarily to a 39.7% increase in revenues from food and beverage operations and a 51.6% increase in revenues from VIP lounges operations. The sum of aeronautical and non-aeronautical revenues increased by 20.0% from Ps.662,946 thousand in 2023 to Ps.795,454 thousand in 2024. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.2% from Ps.402.5 in 2023 to Ps.419.5 in 2024, due to a higher increase in aeronautical revenues, compared to the increase in passenger traffic.

At the Zihuatanejo airport, aeronautical revenues increased by 9.7% from Ps.253,766 thousand in 2023 to Ps.278,413 thousand in 2024, due primarily to a 15.5% increase in international passenger charges, as a result of an 11.5% increase in international passenger traffic and 3.71% increase in the tariff for international passenger charges. Non-aeronautical revenues increased by 20.8% from Ps.27,868 thousand in 2023 to Ps.33,677 thousand in 2024, due primarily to a 71.1% increase in revenues retail services, and a 29.0% increase in revenues from food and beverage operations. The sum of aeronautical and non-aeronautical revenues increased by 10.8% from Ps.281,634 thousand in

2023 to Ps.312,090 thousand in 2024. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 7.5% from Ps.428.3 in 2023 to Ps.460.6 in 2024, principally due to a higher increase in aeronautical revenues, compared to the increase in passenger traffic.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 0.9% from Ps.651,442 thousand in 2023 to Ps.657,424 thousand in 2024, due primarily to a 15.6% increase in international passenger charges, as a result of a 20.5% increase in international passenger traffic and a 3.7% increase in the tariff for international passenger charges, which was offset by a 10% discount on the tariff that was implemented since November 1, 2023. Non-aeronautical revenues increased by 15.5% from Ps.66,514 thousand in 2023 to Ps.76,798 thousand in 2024, due primarily to a 34.2% increase in revenues from food and beverage, and a 18.3% increase in revenues from retail services. The sum of aeronautical and non-aeronautical revenues increased by 2.3% from Ps.717,956 thousand in 2023 to Ps.734,222 thousand in 2024. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 5.6% from Ps.356.6 thousand in 2023 to Ps.376.7 thousand in 2024, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the decrease in passenger traffic.

At the Culiacán airport, aeronautical revenues decreased by 10.1% from Ps.887,897 thousand in 2023 to Ps.788,821 thousand in 2024, as a result of a 14.8% decrease in domestic passenger traffic. Non-aeronautical revenues increased by 2.2% from Ps.74,315 thousand in 2023 to Ps.75,962 thousand in 2024, due primarily to a 9.6% increase in revenues from food and beverage operations, a 41.4% increase in revenue from VIP lounges, and a 13.1% increase in revenues from advertising operations. The sum of aeronautical and non-aeronautical revenues decreased by 9.2% from Ps.952,212 thousand in 2023 to Ps.864,783 thousand in 2024. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 5.3% from Ps.355.8 in 2023 to Ps.374.6 in 2024, due to a lower decrease in non-aeronautical revenues and aeronautical revenues, compared to the decrease in passenger traffic.

At the Durango airport, aeronautical revenues increased by 8.1% from Ps.194,373 thousand in 2023 to Ps.210,082 thousand in 2024, due primarily to a 6.4% increase in domestic passenger charges, as a result of a 2.7% increase in domestic passenger traffic and 4.5% increase in the tariff for domestic passenger charges, which was offset by a 10% discount on the tariff that was implemented since November 1, 2023. Non-aeronautical revenues increased by 17.5% from Ps.13,853 thousand in 2023 to Ps.16,277 thousand in 2024, due primarily to a 75.5% increase in revenues from food and beverage operations. The sum of aeronautical and non-aeronautical revenues increased by 8.7% from Ps.208,226 thousand in 2023 to Ps.226,359 thousand in 2024. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.3% from Ps.404.1 thousand in 2023 to Ps.421.3 thousand in 2024, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the San Luis Potosí airport, aeronautical revenues increased by 4.3% from Ps.296,570 thousand in 2023 to Ps.309,346 thousand in 2024, due primarily to an 11.0% increase in international passenger charges, as a result of a 12.5% increase in international passenger traffic and a 3.7% increase in the tariff for domestic passenger charges, which was offset by a 10% discount on the tariff that was implemented since November 1, 2023. Non-aeronautical revenues increased by 57.8% from Ps.39,762 thousand in 2023 to Ps.62,725 thousand in 2024, due primarily to a 179.7% increase in revenues from complementary services. The sum of aeronautical and non-aeronautical revenues increased by 10.6% from Ps.336,332 thousand in 2023 to Ps.372,071 thousand in 2024. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 10.0% from Ps.334.3 in 2023 to Ps.367.9 in 2024, due to a higher increase in aeronautical revenues and non-aeronautical revenues, compared to the increase in passenger traffic.

At the Tampico airport, aeronautical revenues increased by 2.5% from Ps.206,586 thousand in 2023 to Ps.211,673 thousand in 2024, due primarily to a 7.3% increase in international passenger charges, as a result of a 5.6% increase in international passenger traffic and 3.7% increase in the tariff for domestic passenger charges, which was offset by a 10% discount on the tariff that was implemented since November 1, 2023. Non-aeronautical revenues increased by 6.8% from Ps.25,573 thousand in 2023 to Ps.27,321 thousand in 2024, due primarily to a 26.9% increase in revenues from retail services, and a 109.7% increase in revenues from VIP lounges. The sum of aeronautical and non-aeronautical revenues increased by 2.9% from Ps.232,159 thousand in 2023 to Ps.238,994 thousand in 2024. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.4% from Ps.409.5 in 2023 to Ps.423.3 in 2024, due to a lower increase in non-aeronautical revenues and aeronautical revenues, compared to the decrease in passenger traffic.

At the Torreón airport, aeronautical revenues increased by 8.7% from Ps.288,548 thousand in 2023 to Ps.313,768 thousand in 2024, due primarily to a 17.4% increase in international passenger charges, as a result of a 25.1% increase in international passenger traffic and 3.7% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 15.9% from Ps.27,073 thousand in 2023 to Ps.31,390 thousand in 2024, due primarily to a 63.0% increase in revenues from food and beverage, a 15.9% increase in revenues from car rental operators and a 20.5% increase in revenues from retail operations. The sum of aeronautical and non-aeronautical revenues increased by 9.4% from Ps.315,621 thousand in 2023 to Ps.345,158 thousand in 2024. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 4.5% from Ps.400.1 in 2023 to Ps.418.1 in 2024, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Zacatecas airport, aeronautical revenues decreased by 13.8% from Ps.175,109 thousand in 2023 to Ps.150,950 thousand in 2024, due primarily to a 31.7% decrease in domestic passenger charges, as a result of an 21.7% decrease in domestic passenger traffic. Non-aeronautical revenues increased by 2.4% from Ps.13,353 thousand in 2023 to Ps.13,670 thousand in 2024, due primarily to a 2.5% increase in revenues from commercial activities. The sum of aeronautical and non-aeronautical revenues decreased by 12.7% from Ps.188,462 thousand in 2023 to Ps.164,620 thousand in 2024. The sum of aeronautical and non-aeronautical revenues per workload unit at the Zacatecas airport increased by 4.4% from Ps.424.5 in 2023 to Ps.4.4 in 2024, due to a lower decrease in aeronautical revenues and non-aeronautical revenues, compared to the decrease in passenger traffic.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues decreased by 3.1% from Ps.719,269 thousand in 2023 to Ps.696,838 thousand in 2024, due primarily to a 3.9% decrease in domestic passenger charges, as a result of a 5.7% decrease in domestic passenger traffic and 4.5% increase in the tariff for domestic passenger charges, which was partially offset by a 10% discount on the tariff that was implemented since November 1, 2023. Non-aeronautical revenues increased by 16.2% from Ps.53,050 thousand in 2023 to Ps.61,636 thousand in 2024, due primarily to a 39.9% increase in revenues from food and beverage and a 14.2% increase in revenues from car rental operators. The sum of aeronautical and non-aeronautical revenues decreased by 1.8% from Ps.772,319 thousand in 2023 to Ps.758,474 thousand in 2024. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 3.5% from Ps.331.5 in 2023 to Ps.343.1 in 2024, due to a lower decrease in non-aeronautical revenues and aeronautical revenues, compared to the decrease in passenger traffic.

At the Reynosa airport, aeronautical revenues decreased by 3.1% from Ps.175,723 thousand in 2023 to Ps.170,282 thousand in 2024, due primarily to a 3.6% decrease in domestic passenger charges, as a result of a 1.5% decrease in domestic passenger traffic. Non-aeronautical revenues increased by 23.2% from Ps.13,111 thousand in 2023 to Ps.16,159 thousand in 2024, due primarily to a 767.7% increase in revenue from retail services and a 47.6% increase in revenue from food and beverage. The sum of aeronautical and non-aeronautical revenues decreased by 1.3% from Ps.188,834 thousand in 2023 to Ps.186,441 thousand in 2024. The sum of aeronautical and non-aeronautical revenues per workload unit increased by 0.4% from Ps.344.6 in 2023 to Ps.345.8 in 2024, due to a lower decrease in non-aeronautical revenues and aeronautical revenues, compared to the decrease in passenger traffic.

Hotels

At our Terminal 2 NH Collection Hotel, total revenues increased by 18.7% from Ps.277,612 thousand in 2023 to Ps.329,410 thousand in 2024, due primarily to an increase in the annual average occupancy rate from 86.0% in 2023 to 86.7% in 2024 and a 16.2% increase in the average rates per room in 2024. The revenues of the Terminal 2 NH Collection Hotel are mainly dependent on passenger traffic traveling to and from the Mexico City International Airport.

At our Hilton Garden Inn Hotel at the Monterrey airport, total revenues increased by 17.7% from Ps.115,227 thousand in 2023 to Ps.135,650 thousand in 2024, due primarily to an increase in the annual average occupancy rate from 72.8% in 2023 to 76.1% in 2024 and a 17.8% increase in the average rates per room in 2024. The revenues of the Hilton Garden Inn Hotel are dependent on passenger traffic traveling to and from the Monterrey international airport.

Industrial Park

At our OMA-VYNMSA Aero Industrial Park, total revenues increased by 66.4% from Ps.91,996 thousand in 2023 to Ps.153,095 thousand in 2024, due primarily to an increase in the number of leased commercial warehouses.

Operating Results

Cost of Services

Our cost of services increased by 8.7% from Ps.1,058,956 thousand in 2023 to Ps.1,151,253 thousand in 2024, mainly as a result of a 66.0% increase in equipment lease, fees, and others, and a 10.3% increase in wages and salaries. Additionally, our cost of hotel services decreased 97.0% as a result of a decrease in operations in both hotels during 2024. As a percentage of the sum of aeronautical and non-aeronautical revenues, cost of services increased from 9.2%% in 2023 to 9.4% in 2024.

Major maintenance provision

Our major maintenance provision decreased from Ps.348,397 thousand in 2023 to Ps.228,673 thousand in 2024, due primarily to inflationary updates applied to expected major maintenance works based on the Mexican producer price index (excluding oil).

Administrative Expenses

Our administrative expenses increased by 17.4% from Ps.661,447 thousand in 2023 to Ps.776,412 thousand in 2024, due primarily to an increase in payroll expenses as a result of higher activity in our different businesses.

Technical Assistance Fee

Our technical assistance fee, which is paid in U.S. dollars, decreased by 1.0% from Ps.237,896 thousand in 2023 to Ps.235,499 thousand in 2024, as a result of an decrease in EBITDA, which is the base for its calculation.

Concession Tax

Our concession tax increased by 81.8% from Ps.544,657 thousand in 2023 to Ps.990,268 thousand in 2024, as a result of the increase in aeronautical and non-aeronautical revenues.

Depreciation and Amortization

Our depreciation and amortization increased 18.0% from Ps.641,343 thousand in 2023 to Ps.756,983 thousand in 2024, due primarily to an increase in the investment to improve our concessioned assets during 2024.

Income from Operations

On a consolidated basis, our operating income increased by 0.2% from Ps.8,066,909 thousand in 2023 to Ps.8,083,212 thousand in 2024, due primarily to a 4.3% increase in total revenue. Our operating margin decreased from 55.8% in 2023 to 53.6% in 2024, and considering only the sum of our aeronautical and non-aeronautical revenues, our operating margin decreased from 69.8% in 2023 to 66.2% in 2024.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “Item 5. Operating and Financial Review and Prospects—Operating Results—Solidarity Fees.” In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2024 were the Monterrey airport (Ps.1,502,974 thousand), the Culiacán airport (Ps.239,274 thousand), the Mazatlán airport (Ps.218,487 thousand), the Ciudad Juárez airport (Ps.208,856 thousand), the Chihuahua airport (Ps.202,178 thousand), and the San Luis Potosí airport (Ps.102,455 thousand).

Metropolitan Destination

Operating income for the Monterrey airport decreased by 0.1% from Ps.1,503,933 thousand in 2023 to Ps.1,502,974 thousand in 2024, due primarily to an increase of 6.9% in aeronautical and non-aeronautical revenues, which was offset by a 13.5% increase in operating costs. This increase was mainly driven by the increase in the Concession Tax expense as a result of the increase in the fee paid by airport concessionaires to the federal government from 5% to 9% effective as of January 1, 2024.

Tourist Destinations

Operating income for the Acapulco airport decreased by 42.2% from Ps.107,762 thousand in 2023 to Ps.62,311 thousand in 2024, due primarily to a decrease of 34.0% in aeronautical and non-aeronautical revenues and a decrease of 34.0% in operating costs. This decrease was mainly driven by the decrease in solidarity fees from Ps.92,751 thousand in 2023 to Ps.26,137 thousand, as a result of a lower revenue generation.

Operating income for the Mazatlán airport increased by 11.4% from Ps.196,083 thousand in 2023 to Ps.218,487 thousand in 2024, due primarily to an increase of 20.0% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 15.5% in operating costs. This increase was mainly driven by the increase in solidarity fees from Ps.317,235 thousand in 2023 to Ps.375,957 thousand, as a result of the increase in revenues.

Operating income for the Zihuatanejo airport increased by 3.5% from Ps.83,393 thousand in 2023 to Ps.86,280 thousand in 2024, due primarily to an increase of 10.8% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 9.1% in operating costs. This increase was mainly driven by the increase in the Concession Tax expense as a result of the increase in the fee paid by airport concessionaires to the federal government from 5% to 9% effective as of January 1, 2024.

Regional Destinations

Operating income for the Chihuahua airport decreased by 4.8% from Ps.212,353 thousand in 2023 to Ps.202,178 thousand in 2024, due primarily to an increase of 2.3% in aeronautical and non-aeronautical revenues, which was offset by an increase of 20.7% in operating costs. This increase was mainly driven by the increase in the Concession Tax expense as a result of the increase in the fee paid by airport concessionaires to the federal government from 5% to 9% effective as of January 1, 2024.

Operating income for the Culiacán airport decreased by 15.1% from Ps.281,698 thousand in 2023 to Ps.239,274 thousand in 2024, due primarily to a decrease of 9.2% in aeronautical and non-aeronautical revenues, which was partially offset by a decrease of 11.5% in operating costs. This decrease was mainly driven by the decrease in solidarity fees from Ps.494,760 thousand in 2023 to Ps.430,170 thousand in 2024, as a result of the decrease in revenues.

Operating income for the Durango airport increased by 1.2% from Ps.61,587 thousand in 2023 to Ps.62,330 thousand in 2024, due primarily to an increase of 8.7% in aeronautical and non-aeronautical revenues.

Operating income for the San Luis Potosí airport increased by 3.0% from Ps.99,479 thousand in 2023 to Ps.102,455 thousand in 2024, due primarily to an increase of 10.6% in aeronautical and non-aeronautical revenues and a decrease of 3.4% in operating costs. This increase was mainly driven by the increase in the Concession Tax expense as a result of the increase in the fee paid by airport concessionaires to the federal government from 5% to 9% effective as of January 1, 2024.

Operating income for the Tampico airport decreased by 4.4% from Ps.68,667 thousand in 2023 to Ps.65,635 thousand in 2024, due primarily to an increase of 2.9% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 1.1% in operating costs. This increase was mainly driven by the increase in the Concession Tax expense as a result of the increase in the fee paid by airport concessionaires to the federal government from 5% to 9% effective as of January 1, 2024.

Operating income for the Torreón airport increased by 1.9% from Ps.93,315 thousand in 2023 to Ps.95,044 thousand in 2024, due primarily to an increase of 9.4% in aeronautical and non-aeronautical revenues, which was partially offset by an increase of 12.7% in operating costs. This increase was mainly driven by the increase in the Concession Tax expense as a result of the increase in the fee paid by airport concessionaires to the federal government from 5% to 9% effective as of January 1, 2024.

Operating income for the Zacatecas airport decreased by 22.4% from Ps.55,563 thousand in 2023 to Ps.43,188 thousand in 2024, due primarily to a decrease of 12.7% in aeronautical and non-aeronautical revenues.

Border Destinations

Operating income for the Ciudad Juárez airport decreased by 8.6% from Ps.228,434 thousand in 2023 to Ps.208,856 thousand in 2024, due primarily to a decrease of 1.8% in aeronautical and non-aeronautical revenues and the increase in the Concession Tax expense as a result of the increase in the fee paid by airport concessionaires to the federal government from 5% to 9% effective as of January 1, 2024.

Operating income for the Reynosa airport decreased by 8.1% from Ps.55,852 thousand in 2023 to Ps.51,338 thousand in 2024, due primarily to a decrease of 1.3% in aeronautical and non-aeronautical revenues and the increase in the Concession Tax expense as a result of the increase in the fee paid by airport concessionaires to the federal government from 5% to 9% effective as of January 1, 2024.

Hotels

Terminal 2 NH Collection Hotel had an operating income of Ps.77,121 thousand in 2023, compared to an operating income of Ps.94,758 thousand in 2024 due primarily to an increase in revenues.

Hilton Garden Inn Hotel had an operating income of Ps.34,809 thousand in 2023, compared to an operating income of Ps.45,296 thousand in 2024 due primarily to an increase in revenues.

Industrial Park

Operating income for our OMA-VYNMSA Industrial Park increased from Ps.38,901 thousand in 2023 to Ps.78,434 thousand in 2024 due primarily to an increase in revenues.

Exchange Gain (Loss)

We had a net exchange gain in 2024 of Ps.69,881 thousand, as compared to a loss of Ps.35,511 thousand in 2023 due primarily to the depreciation of the Mexican peso in relation to the U.S. dollar on our U.S. dollar cash balances in 2024 compared to the depreciation of the Mexican peso in 2023. The exchange rate used to convert our dollar-denominated liabilities from pesos to U.S. dollars was Ps.20.79 to U.S.$1.00 as of December 31, 2024 and Ps.16.92 to U.S.$1.00 as of December 31, 2023. Our cash balance denominated in U.S. dollar was U.S.11,574 thousand on December 31, 2023 and U.S.20,036 thousand on December 31, 2024.

Net Interest Expense

Our net interest expense increased by 11.6% from Ps.971,530 thousand in 2023 to Ps.1,083,855 thousand in 2024, as a result of a higher interest expense due to additional debt issued during 2024 and higher reference rates for variable debt.

Income Taxes

We recorded an income tax expense of Ps.2,133,014 thousand in 2024, as compared to Ps.2,039,442 thousand in 2023, due primarily to an increase in revenues that resulted in a higher taxable income.

Our current income tax was Ps.2,205,939 thousand in 2024, as compared to Ps.2,167,380 thousand in 2023, as a result of increased revenues.

Our effective tax rate was 28.9% in 2023 and 30.2% in 2024. The effective tax rates in 2023 and 2024 differed from the statutory rate of 30%, as a result of the permanent differences related primarily to inflationary effects for tax purposes.

Net Income and Comprehensive Income

Our net income decreased by 1.7% from Ps.5,020,426 thousand in 2023 to Ps.4,936,224 thousand in 2024. Comprehensive income attributable to the controlling interest decreased by 1.8% from Ps.5,013,352 thousand in 2023 to Ps.4,921,368 thousand in 2024. Earnings per share were Ps.12.7633 and earnings per ADS were Ps.102.1066 in 2024.

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

Our revenues are highly dependent on the volume of passenger traffic. The effects of the COVID-19 pandemic resulted in a significant reduction in passenger traffic during 2020 as a result of the actions taken by the Mexican, U.S. and other governments and from the broader reduction in demand for air travel caused by the COVID-19 pandemic. Even though we experienced a complete recovery in passenger traffic during 2021, 2022 and 2023, and we have taken action to recover passenger confidence, along with measures taken to preserve liquidity, the adverse effects of COVID-19 or any other similar outbreak on our operations remain uncertain and a possible relapse in air travel demand as a result thereof could have a material adverse effect on the Company’s business, operating results, financial condition and liquidity. For more information, see “Risk Factors—Risks Related to Our Operations— Pandemics, epidemics or other health related outbreaks could have a negative impact on the global economy and on our business, operations and results. ”

Revenues by Segment

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

In November 2020, we received approval from the Ministry of Infrastructure, Communications and Transportation, through the Mexican Federal Civil Aviation Agency, of the Master Development Program for each of our thirteen airports, corresponding to the 2021-2025 period. Total investments approved amount to Ps.16,918,914 thousand in pesos as of December 31, 2024. As a result, in our opinion, our cash flows from operations are sufficient for our present operating obligations; however, we may, from time to time, have to incur in additional debt to finance our investment expenditures pursuant to our Master Development Program obligations, as well as other strategic investment expenditures. As of the date of this report, we have been able to timely service our debt and other obligations, without having to take advantage of any available payment deferrals, forbearance periods, or other concessions. For a discussion on our Master Development Program obligations, see “Item 4. Information on the Company—Master Development Programs and Capital Expenditures—Revenue Regulation.”

Pursuant to our Master Development Programs, in 2025 through 2027, we anticipate investing Ps.3,523,054 thousand as follows:

Expected Investments Under Master Development Programs by Category for 2025 to 2027

	For the Year Ended December 31,
				Total
	2025	2026	2027	2025 - 2027

Terminal capacity expansions and quality projects	—	—	—	—
Runways and aprons	466,433	—	—	466,433
Machinery and equipment	1,268,027	188,998	112,647	1,569,672
Security, Safety and Information Technology Equipment	564,121	—	—	564,121
Operational Infrastructure Expansion	—	—	—	—
Projects to meet ICAO directives	60,271	—	—	60,271
Other	1,194,333	644,569	277,283	2,116,185
Total	3,553,187	833,567	389,929	4,776,682

Our committed investments pursuant to our Master Development Programs for 2025 amount to Ps.4,776,682 thousand. Our committed investment for 2025 includes investments for additional capacity and equipment, among others. See “Item 4. Information on the Company—Master Development Programs and Capital Expenditures.”

Cash Flows

Our treasury monitors cash flows on a daily, monthly and annual basis to plan and determine the management, sources and uses of resources, as well as to meet our capital and debt service obligations at all times, and to improve our working capital and capital structure.

As of December 31, 2022, 2023 and 2024, we had Ps.3,336,420 thousand, Ps.2,576,256 thousand and Ps.1,656,365 thousand, respectively, of cash and cash equivalents, of which 4.3%, 0.01% and 24.8% respectively, was denominated in U.S. dollars. We invested these resources in financial instruments in accordance with our investment policy.

In 2024, we generated Ps.6,196,669 thousand in cash flows from operating activities, mainly due to an income before income taxes of Ps.7,069,238 thousand, reduced mainly by Ps.2,101,932 thousand of income taxes paid and Ps.565,187 thousand of accounts receivables, and Ps.224,230 of major maintenance expenditures. Our cash flow used in investing activities was Ps.2,509,854 thousand, mainly with respect to investments in our concessions, and our cash flow used in financing activities was Ps.4,664,030 thousand, of which Ps.4,220,653 thousand were used for dividend payments, and Ps.1,100,443 thousand for interest payments, both of which were partially offset by short-term bank debt contracted amounting to Ps.600,000 thousand. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs.

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

Indebtedness

Short-Term Indebtedness

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

In November 2024, we obtained short-term loans with (i) HSBC México, S.A., (ii) Banco Santander México, S.A., and (iii) Scotiabank Inverlat, S.A., for an aggregate amount of Ps.600 million with at a variable rate of 28-day TIIE plus an average of 60 basis points, all of which will mature in May 2025. Proceeds were used for working capital and to increase the company’s liquidity. On February 12, 2025, we made a payment of Ps.150,000 thousand of the short-term loan contracted.

As of April 25, 2025, we had unused non-committed, lines of credit available for short-term issuances totaling Ps.950 million.

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

●	As part of the issuance process of the sustainability-linked notes, in March 2022, the Company created a sustainability-linked framework (the “Sustainability-Linked Framework”), which complements the existing Green Financing Framework and is intended to demonstrate our commitment to sustainability by linking our sustainability performance to our corporate and financial strategy. The Framework is aligned with the ICMA Sustainability-Linked Bond Principles (SLBP) 2020 and also describes the manner in which a sustainability-linked bond issued by the Company supports and contributes towards meeting United Nations Sustainable Development Goals. S&P Global issued a Second Party opinion on the Company’s Sustainability Linked Framework on March 7, 2022. For more information about the framework and S&P Global’s independent party opinion, visit the Company’s Investor Relations website at http://ir.oma.aero.
●	We established as Key Performance Indicator (“KPI”) the Scope 1 and 2 in CO2 equivalent per passenger, which measures the percentage decrease of Kilograms of CO2 equivalent on a per passenger basis (“KgCO2e/PAX”), and established as Sustainability Performance Target (“SPT”) the reduction of total scope 1 and 2 emissions measured as KgCO2e/PAX by 58% by December 31, 2025, as compared to 2018. Compliance of the SPT will be verified by an external verifier, and in the case of non-compliance at the established date, a 25-basis point step-up to the interest rate after the review date will be applied until maturity. As of December 31, 2024, the SPT recorded a 93.0% reduction as compared to 2018.
●	In addition, through the Sustainability-Linked Framework, we are committed to obtaining the Airport Carbon Accreditation (“ACA”) Level 2 for the Monterrey, Culiacán, Ciudad Juárez, Chihuahua, and Mazatlán airports by 2025. As of April 25, 2025, our 13 airports have obtained the ACA Level 3 accreditation, surpassing our commitment established.

On March 10, 2023, we issued Ps.640,000 thousand in 3.4-year sustainability-linked notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the “2023 Sustainability-Linked Variable-Rate Notes Indenture”). Interest payments are made every 28 days at a variable annual interest rate of 28-day TIIE plus 22 basis points. The principal amount will be repaid at maturity on July 24, 2026. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance was to partially prepay the Ps.1,200,000 thousand principal amount outstanding under our short-term loans. The notes received ratings of Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the moment of the issuance. The issuance is based on the Sustainability-Linked Framework issued in March 2022, and in the event sustainability objectives are not met by 2025, an additional 0.2% of the principal amount of the notes outstanding will be applied at maturity.

On March 10, 2023, we issued Ps.2,560,000 thousand in 7-year sustainability-linked notes (certificados bursátiles) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the “2023 Sustainability-Linked Fixed-Rate Notes Indenture”). Interest payments are made on a semiannual basis at a fixed annual interest rate of 10.26%. The principal amount will be repaid at maturity on March 1, 2030. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance was to partially prepay the Ps.1,200,000 thousand principal amount outstanding under our short-term loans and for other corporate purposes. The notes received ratings of Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings at the time of issuance. The issuance is based on the Sustainability-Linked Framework issued in March 2022, and in the event the sustainability objectives are not met, a 25-basis point step-up to the interest rate after such review date will be applied until maturity. The principal covenants and the events of default under the indenture pursuant to which these notes (and the respective 2023 Sustainable-Linked Variable Rate Notes Indenture) were issued are substantially similar to those under the 2021 Notes Indentures.

As of the date of this annual report, we are in compliance with these covenants, and no event of default has occurred or is continuing.

Total Indebtedness

The following table sets forth our total indebtedness at the closing of each of the periods indicated:

As of December 31,	Indebtedness
		(in thousands of pesos)
2022	Ps.	10,184,336
2023	Ps.	10,676,708
2024	Ps.	11,281,880

Derivative Financial Instruments

As of December 31, 2024, we were not party to and did not hold any financial derivative instrument.

Other Restrictions

As of December 31, 2024, restrictions imposed by debt instruments did not have any impact on our ability to fulfill our capital and cash obligations.

Principal Treasury Policies and Procedures

The operation of the treasury department is based on various policies, with which we were in compliance as of December 31, 2024. The most significant policies currently in effect are as follows:

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

The following table details our actual expenditures made during 2022, 2023 and 2024 and their classification in our consolidated financial statements for such periods:

	For the Year Ended December 31,
	2022	2023	2024

	(in thousands of pesos)
Capital expenditures pursuant to master development programs	2,649,423	2,898,000	2,860,190
Other capital expenditures	237,864	318,794	382,699
Total capital expenditures	2,887,287	3,216,794	3,242,889
Expenditures made for major maintenance(1)	397,963	421,522	224,230
Other expenditures pursuant to master development programs	5,533	5,560	13,480
Expenditures pursuant to master development programs and other capital expenditures(2)	3,290,783	3,643,876	3,480,600
(1)	Amounts represent cash outlays for major maintenance, which are provisioned in our major maintenance provision.

(2)

The amounts disclosed in this table refer to increases in our investments in capital assets and represent both actual cash expenditures and capital additions, which are included in our accounts payable as of the end of each period, as the cash required for the capital additions has not yet been expended.

In 2022, 2023 and 2024, we spent Ps.2,887,287 thousand, Ps.3,216,794 thousand and Ps.3,242,889 thousand, respectively, on capital expenditures, principally in connection with works to improve our terminal and operating infrastructure. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our short and long-term liquidity needs.

We currently intend to fund our commitments pursuant to the Master Development Programs, other capital expenditures and working capital required by our business operations through cash flows generated from our operations and through the issuance of additional debt as deemed necessary by our management to comply with our obligations under the Master Development Programs.For a discussion on our Master Development Program obligations, see “Item 4. Information on the Company—Master Development Programs and Capital Expenditures—Revenue Regulation.”

Share Repurchase Program

On July 7, 2020, our shareholders authorized an increase of the share purchase reserve to Ps.1,500 million and the use up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approved the 2020 results. On April 21, 2021, our shareholders authorized the use of an amount of up to Ps.1,500 million for the repurchase of Series B shares until the next annual shareholders’ meeting approved the 2021 results. On April 22, 2022, our shareholders authorized the establishment of the share purchase reserve of Ps.1,500 million and the use of up to such amount for the repurchase of Series B shares until the next annual shareholders’ meeting approved the 2022 results. On April 21, 2023, our shareholders authorized the establishment of the share purchase reserve of Ps.1,500 million and the use of up to such amount for the repurchase of Series B shares until the next annual shareholders’ meeting approves the 2023 results. On April 26, 2024, our shareholders authorized the establishment of a share purchase reserve of Ps.1,500 million, to be used for the repurchase of Series B shares until the next annual shareholders’ meeting approves the 2024 results. On April 25, 2025, our shareholders authorized the establishment of a share purchase reserve of Ps.1,500 million, to be used for the repurchase of Series B shares until the next annual shareholders’ meeting approves the 2025 results.

Our share repurchase program started in October 2007. The operation of our share repurchase program generates cash inflow and cash outflow depending on the nature of the transaction (buying or selling). For the years ended December 31, 2022, December 31, 2023, and December 31, 2024, the share repurchase program did not generate any cashflow. On December 31, 2022, 2023 and 2024 the number of repurchased shares in treasury amounted to 3,942,131, 3,942,131, and 3,942,131, respectively.

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

At a Board of Directors meeting held on July 19, 2024, the Board members approved and/or were notified of (i) the resignation submitted on May 6, 2024 by Katya Somohano as member of the Board of Directors and the Corporate Practices, Finance, Planning and Sustainability Committee, and (ii) the appointment of Regina García-Cuéllar as independent member of the Board of Directors.

At the shareholders’ meeting held on April 25, 2025 our shareholders approved and/or were notified of (i) the reelection of the members of the Board of Directors; (ii) the payment of a cash dividend of Ps.4,500 million, (iii) the Annual Report for 2024 prepared by the Chief Executive Officer, (iv) the Reports of the Presidents of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee; and (v) the application of results of the Company, as well as Ps 1,500 million for the share repurchase reserve and the use of up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approves the 2025 results.

The following table lists the members of the Board of Directors effective on April 25, 2025, along with their titles, dates of appointment and ages:

Name	Nationality	Title	Director Since	Age
Nicolas Notebaert*	French	Chairman and Director	November 30, 2022	55
Rémi Maumon de Longevialle*	French	Director	November 30, 2022	40
Olivier Mathieu*	French	Director	November 30, 2022	51
Pierre-Hugues Schmit	French	Director	November 30, 2022	47
Guillaume Dubois	French	Director	October 18, 2023	49
Emmanuelle Huon	French	Director	November 30, 2022	44
Katia Eschenbach	Mexican and German	Independent Director	October 26, 2023	53
Martin Werner Wainfeld	Mexican	Independent Director	April 23, 2018	61
Luis Solórzano Aizpuru	Mexican	Independent Director	April 23, 2018	52
Federico Patiño Márquez	Mexican	Independent Director	July 7, 2020	70
Regina García-Cuellar	Mexican	Independent Director	July 19, 2024	55

*    Appointed by SETA

Nicolas Notebaert. Mr. Nicolas Notebaert is a member of the VINCI Group Executive Committee and serves as Chief Executive Officer of Concessions at VINCI, in charge of the Concessions business line, notably including VINCI Airports, VINCI Autoroutes, VINCI Highways, VINCI Railways, VINCI Stadium and several public-private partnerships. Mr. Nicolas Notebaert oversees a network of transport infrastructures in over 22 countries, including more than 70 airports and 30 road infrastructures and a number of railway projects among which the South Europe Atlantique high-speed line between Tours and Bordeaux. As President of VINCI Airports, leads prominent projects globally, serving as a board member for London Gatwick, Edinburgh, Aeroportos de Portugal (ANA) and Kansai Airports (Japan), and as Chairman of the Board of Cambodia Airports. Mr. Nicolas Notebaert joined the VINCI Group in 2002 as Head of Operations for the French road concession Cofiroute, before being appointed Director of Business Development for VINCI Concessions France in 2004. In February 2008, he became President of VINCI Airports, and Chairman & CEO of VINCI Concessions in 2024. Prior to joining the VINCI Group, he held various positions in the French Ministry of Public Works and served as a cabinet member of the French Minister for Transportation and Infrastructure. Nicolas Notebaert started his career in 1994 as a consultant to the World Bank. Nicolas Notebaert is a graduate of Ecole Polytechnique (X 89) and Ecole Nationale des Ponts et Chaussées (Ponts 94).

With his experience and leadership as Chairman & CEO of VINCI Concessions and President of VINCI Airports, the world’s first private airport operator, Mr. Notebaert holds executive management strategic positions in prominent projects worldwide and oversees a network of world-class transport infrastructures.

With over 30 years of experience, Mr. Notebaert, Chairman of the Board of Directors, provides strategic and financial direction, fosters commercial development, and compliance with governance standards.

Rémi Maumon de Longevialle. Mr. Rémi Maumon de Longevialle is the current Chief Executive Officer of VINCI Airports and a member of the Executive Committee of VINCI Concessions. Since 2021, he is also monitoring VINCI Airports’ involvement in Costa Rica. He began his career as a member of the PPP and Project Finance team at PWC in Paris for two years. He joined VINCI in 2012 as a Project Manager in the Structured Finance team of VINCI Concessions, where he participated in the structuring and negotiation of the financing of major infrastructure projects in Europe and Latin America (freeways, railroads, and stadiums). In 2014, Mr. Rémi Maumon de Longevialle joined the Development team of VINCI Airports as Project Manager where, from 2015 to 2016, he successfully managed the bidding, closing and operational takeover of the Kansai airports in Japan. He was then appointed Project Manager in charge of the Middle East and Central Asia regions, where he managed several airport acquisition projects, until he was appointed as Chief Financial Officer of VINCI Airports in 2018 and Chief Executive Officer in 2025. Mr. Rémi Maumon de Longevialle is a graduate of the École Polytechnique and ENSAE and has also a Master of Public Affairs from Sciences-Po Paris.

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

Pierre-Hugues Schmit. Mr. Pierre-Hugues Schmit joined VINCI Airports in June 2017 where he supervises the airport business expertise on air service development, cargo, extra aeronautical activities and airport operations. Mr. Schmit graduated from École Polytechnique (Paris) in 2001 and the French National University of Civil Aviation (ENAC in Toulouse) in 2003. Mr. Schmit has also spent one year at UC Berkeley as a graduate student in transportation engineering. After 8 years working for the French Civil Aviation Authority, Mr. Pierre-Hugues Schmit worked as an advisor to the French Transportation Minister (2010-2012). He then joined Aéroports de Paris as deputy director of the Le Bourget division. From 2014 to 2017 he was EVP at La Compagnie, a scheduled airline based in Paris delivering business class services to New York, which he had co-founded along with three partners.

With over 20 years of professional experience across the aviation industry, in different roles, organizations, and geographies, Mr. Pierre-Hugues Schmit provides the Board of Directors with aviation and airports operational, commercial and management expertise. Having served for over seven years as director for various VINCI Airports ventures across four continents, Mr. Pierre-Hugues Schmit brings relevant experience and a strategic vision to international airport executive management.

Emmanuelle Huon. Ms. Emmanuelle Huon joined VINCI Airports in July 2015 as Senior Legal Counsel and has been Legal Manager at VINCI Concessions since 2021. She has extensive experience working in the field of airports and highways concessions and utilities projects. She led the legal tranche of the acquisitions of Edinburgh in Scottland, Aeropuertos Dominicanos Siglo XXI (Aerodom) in Dominican Republic and Airports Worldwide portfolio in the US, Costa Rica and Belfast. She previously worked as Senior Legal Counsel at Airbus Defence and Space and at SUEZ in the field of water and waste treatment concessions projects. Ms. Huon holds a Master Degree in International Business Law from the University of Burgundy and a Master Degree in Contracts from the University of Nantes (2004).

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

Katia Eschenbach. Ms. Katia Eschenbach is a senior executive with extensive experience in the energy sector. Currently serves as an independent board member at Riverstone Mexico, Fibra Prologis, and Grupo Aeroportuario del Centro Norte (OMA), where she chairs the Audit Committee, and is a member of Women Corporate Directors. Previously, she was CEO of Trafigura Mexico (2011-2023), leading the trading of petroleum products and natural gas, as well as the development of infrastructure and the company’s expansion in Mexico and Costa Rica.

Prior to that, she spent nine years at Pemex International, overseeing the commercialization and market development of petroleum products. She began her career at The Boston Consulting Group, focusing on commercial strategy across various industries. Recognized as one of the Top 100 Energy Leaders by Petróleo y Energía magazine. Ms. Eschenbach holds an economics degree from the Instituto Tecnológico Autónomo de México (ITAM) and a Bachelor’s degree in Economics (ITAM) and a Master of Science in Business Management from the London School of Economics (LSE).

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

Federico Patiño Márquez. Mr. Patiño has over 40 years of experience in the financial sector. From 2019 to date, he is associate at Latam Capital Advisors, a company specialized in financial advisory services in infrastructure projects in the Latam region, mainly in Mexico. From 2015 to 2018 he was Chief Executive Officer of Grupo Aeroportuario de la Ciudad de México (GACM) responsible for the construction of the New Mexico City International Airport. Previously, he served as Chief Financial Officer of GACM. During this period, he was responsible for the financing of the new airport project. From 1980 to 2008, he served at Nacional Financiera (NAFIN), the Mexican Development Bank, where he held various positions, including NAFIN representative in Washington D.C., New York, and London UK, and was later General Director of Credit, General Director of Treasury, General Director of Regional Development and General Director of Investment Banking. In 2006 he was responsible for the creation of the Mexican Capital Investment Corporation (CMIC), with the purpose of promoting the development of Private Equity Funds in Mexico. Mr. Patiño was also the founder of the National Infrastructure Fund (FONADIN) from 2008 to 2012 with the purpose of promoting Public Private Partnerships (PPPs) in Mexico, as well as assisting in preparing the Mexican PPP Law (Ley de Asociaciones Público Privadas). Mr. Patiño has been board member in several private and public entities like TAMSA, AICM (Aeropuerto Internacional de la Ciudad de Mexico), ASA (Aeropuertos y Servicios Auxiliares), ASUR, Grupo Collado, CEMIC, among others.

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

Regina García-Cuellar. Ms. Regina García-Cuéllar is the CEO for the Mexican Bank Association. She also serves as Board Member of Grupo Rotoplás, Grupo Gigante and The Mexico Fund. Previously, Ms. García-Cuéllar served as Chief Commercial Strategy Officer at IZZI Telecom from 2022 to 2023. In 2019 she joined CITIBANAMEX, where she served as Head of Strategy (2019-2020) and as Managing Director of Customer Experience of Mexico from 2020 to 2022. Ms. García-Cuéllar’s experience in the public sector includes having been Chief of Staff at the Ministry of Finance (2017-2018) and Petróleos Mexicanos (PEMEX) from 2016 to 2017; she also was Strategic Planning Director at the Mexican Social Security Administration (IMSS) from 2013 to 2016. Prior to that she worked as senior researcher for the Latin America Research Center for Harvard Business School and at Cornerstone Research. Ms. Regina García-Cuéllar holds a Ph.D. in Economics and a M.A. in Economics from Harvard University, and a B.A. in Economics at Instituto Tecnológico Autónomo de México (ITAM).

Ms. Regina García-Cuéllar has more than 25 years of leadership experience in the areas of transformation (including digital transformation), business strategy, economic analysis and customer experience. Ms. García-Cuéllar provides to the Board expertise in the public sector thanks to her professional career in Mexican government institutions such as the Ministry of Finance, PEMEX and IMSS; and regulated sector experience thanks to her professional background in financial institutions and telecommunications industries. She also brings finance and economic expertise thanks to her academic background.

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

Name \ Category	Executive Management	Financial Management	Health & Safety	Legal/ Regulatory Compliance	Environmental and/or Social	Commercial, Marketing, and/or Customer Service	Airports or/and Concession Operations & Management	Infrastructure Development	Current Listed Company Board of Directors Participation
Nicolas Notebaert	☑	☑	☑		☑	☑	☑	☑
Rémi Maumon de Longevialle	☑	☑					☑	☑
Olivier Mathieu	☑	☑					☑	☑
Pierre-Hugues Schmit	☑					☑	☑
Guillaume Dubois	☑		☑		☑			☑
Emmanuelle Huon	☑			☑			☑
Katia Eschenbach	☑	☑	☑	☑		☑		☑	☑
Luis Ignacio Solórzano Aizpuru	☑	☑					☑
Federico Patiño Márquez	☑	☑		☑	☑	☑	☑	☑
Martin Werner Wainfeld	☑	☑				☑		☑	☑
Regina García-Cuellar	☑	☑				☑			☑

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

The following table lists our executive officers, their current position and their date of appointment as an executive officer.

Name	Current Position	Executive Officer Since(1)	Age
Ricardo Dueñas Espriu	Chief Executive Officer	November 12, 2018	45
Ruffo Pérez Pliego del Castillo	Chief Financial Officer	April 3, 2018	49
Adriana Díaz Galindo	General Counsel	June 1, 2018	56
Enrique Navarro Manjarrez	Chief Operating Officer	April 26, 2018	66
Alvaro Leite	Chief Commercial Officer	May 29, 2023	46
Yann Le Bihan	Chief Technical Officer	July 1, 2024	48
(1)	Date appointed.

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

Ruffo Pérez Pliego del Castillo has served as our Chief Financial Officer since April 3, 2018. Mr. Pérez Pliego has more than 25 years of experience in the areas of corporate finance, debt and equity placements, and mergers and acquisitions. Prior to joining us, Mr. Pérez Pliego served as Chief Financial Officer and Chief Executive Officer of Latin American Airports Holdings Ltd., which, during his tenure, owned Aerodom, a concessionaire of six airports in the Dominican Republic, and Inmobiliaria Fumisa, which leased substantially all the commercial spaces in the international wing of Terminal 1 of the Mexico City International Airport. Previously, Mr. Pérez Pliego worked for nine years in the investment banking division of Credit Suisse. Mr. Pérez Pliego holds a B.A. from Instituto Tecnológico Autónomo de México (ITAM) and a Master’s in Business Administration from Harvard Business School.

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

Enrique Navarro Manjarrez has served the Company since May 2004. Prior to his appointment as Chief Operating Officer, Mr. Navarro Manjarrez served as Director of the Monterrey airport since 2013. Previously, he was the Administrator of the airports of Ciudad Juárez and Mazatlán. Prior to joining the Company, Mr. Navarro Manjarrez was Promotions Manager for Casa de Bolsa Probursa, Director of Investments and Projects for Grupo Chihuahua, Regional Administrator for Tax Audit in the Ministry of Finance and Public Credit, and Director of Economic Studies for the Government of the State of Nuevo León. He holds a Bachelor’s degree in economics from the Universidad Anáhuac, a Master’s in Economic Development and Corporate Finance from Boston University, and has completed studies for a Doctorate in business administration at the Swiss Management Center University. In addition, he has taken courses in airport management and development offered by Aéroports de Paris and has a diploma in senior management from the IPADE business school. He has taught courses at the Universidad Anáhuac, the Instituto Tecnológico y de Estudios Superiores de Monterrey and the Universidad de Monterrey.

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

Yann Le Bihan has served as our Chief Technical Officer since July 2024. Prior to joining the Company, Mr. Le Bihan served as Chief Technical Officer of VINCI Airports Brazil since 2017. With more than 15 years of experience working in airport management, he has been responsible for Capex management, IT, maintenance, and terminal building expansion works in Salvador Bahia and 8 other airports in the Amazon including Manaus. He also served as Infrastructure Director for 6 airports in the Dominican Republic. Mr. Le Bihan holds an MBA degree from IE Business School and holds the International Airport Professional accreditation from ACI/ICAO.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executive Officers

For 2024, the aggregate compensation earned by our 24 officers (including executive officers and airport administrators) was Ps.103,531 thousand.

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

The current members of the Corporate Practices, Finance, Planning and Sustainability Committee are Luis Solorzano Aizpuru as Chairman of the Committee, Katia Eschenbach, and Regina García-Cuéllar.

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

Employees

As of December 31, 2024, we had approximately 1,326 employees. The total number of employees increased by 4.7% in 2024, due primarily to an increase in operations at our airports, and our hotels. As of December 31, 2024, approximately 44.7% of our employees were unionized.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated:

	As of December 31,
	2022	2023	2024
Categories of activity:
Airport operations	682	697	729
Airport maintenance	144	145	143
Administration	278	274	283
Hotel services(1)	151	151	171
Geographic location:
Acapulco	72	67	69
Ciudad Juárez	58	58	59
Culiacán	61	63	64
Chihuahua	75	74	75
Durango	41	46	46
Mazatlán	65	65	69
Monterrey	297	290	296
Reynosa	43	47	48
San Luis Potosí	52	52	56
Tampico	53	60	62
Torreón	43	46	47
Zacatecas	45	47	46
Zihuatanejo	43	43	48
Corporate offices	156	158	170
Hotel services(1)	151	151	171
Total(2)	1,255	1,267	1,326
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

(2)

As of December 31, 2024 includes 133 persons, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., 37 persons employed by Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., 217 persons employed by OMA Logística, S.A. de C.V.; 40 persons employed by Servicios Complementarios del Centro Norte, S.A. de C.V. and 728 persons employed by the different airport companies.

All of our unionized employees, who are employed by our airport subsidiaries, are members of local chapters of the Mexican National Union of Airport and Auxiliary Services Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency, Felipe Ángeles Airport (AIFA) as well as of the three other airport groups (the Southeast Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V.), the Mexico City Group (Grupo Aeroportuario de la Ciudad de México, S.A. de C.V.) and the Pacific Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V.)) operating in Mexico. Since July 2008, the labor relations with our employees are governed by a collective bargaining agreement and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In October 2024, we negotiated the terms and conditions of the current collective bargaining agreement. The next negotiation of these conditions is scheduled for October 2026. As of December 31, 2024, our airport subsidiaries had a total of 494 unionized employees, and our hotel subsidiaries had a total of 99 unionized employees, affiliated with the National Union of Workers and Employees of the Hotel Industry (Sindicato Nacional de Trabajadores y Empleados de la Industria Hotelera) and the National Union of Workers of the Food, Soft Drinks, Tourist, Hotel, Gastronomic and related Industries (Unión Nacional de Trabajadores de la Industria Alimenticia, Refresquera, Turistica, Hotelera, Gastronómica Similares y Conexos).

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw the funds in their accounts on an annual basis. In 2022, 2023 and 2024, we made a total of Ps.49,368 thousand, Ps.53,161 thousand and Ps.57,372, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make advances to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Ministry of Finance and Public Credit.

On January 31, 2023, we were recognized as one of the only ten Mexican companies to be included in the 2023 Bloomberg Gender-Equality Index, which distinguishes companies that excel at promoting equality, female talent development and diversity. During 2024, we continued to be constituents of the Bloomberg Gender-Equality Index.

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

On December 7, 2022 (the “Closing Date”), the VINCI Entities filed Amendment No. 0001068238-22-000254 or CIK: 0001951716 amending the Schedule 13D filed with the SEC informing that CONCESSOC had completed the acquisition of the “Purchased Series B Shares” and the “Purchased Series BB Shares” pursuant to a Share Purchase Agreement (“SPA”) dated July 31, 2022, by and among, CONCESSOC as purchaser and the Sellers, in which CONCESSOC agreed to purchase 100% of the equity interests held by the Sellers in SETA and Aerodrome, respectively for US$1,170,000,000. The Credit Facilities were secured by a first priority security interests in favor of the collateral agent, in respect of substantially all the assets of CONCESSOC, SETA, and Aerodrome (including the Purchased Series B Shares and the Purchased Series BB Shares). The security documents for the loans included the Mexican Share Pledge Agreement.

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 25, 2024, identifying each owner of more than 5% of any series of our shares:

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2023 and 2024 amounted to Ps.237,896 thousand, and Ps.235,499 thousand. The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its shareholders during the term of the agreement. The agreement had an initial term of 15 years beginning June 14, 2000, and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015. On May 13, 2015, the Technical Assistance Agreement was extended for a term that ended on December 31, 2020. On December 14, 2020, pursuant to the third amendment, the Technical Assistance Agreement was modified; the term was extended until December 31, 2021, with automatic renewals for one year periods starting on January 1, 2022, unless a termination notice is provided by any of the parties involved. Additionally, the automatic renewals shall be in force as long as SETA holds an individual interest of at least 7.65% of the shares of the Company. The economic terms of the agreement were not modified. A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B Shares that are not owned by SETA or any of its affiliates.

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

In 2024, we entered into contracts with our other affiliates amounting to Ps.5,705 thousand, in connection with expatriate mobility reimbursements, environmental studies, software license costs, provided by or reimbursed to VINCI and its affiliates.

Transactions with Related Parties

As of December 31, 2024, we had Ps.570,576 thousand in accounts payable to related parties, and we engaged in the following transactions with related parties during 2024:

●	Transaction amounting to Ps.235,499 thousand in technical assistance fees with SETA;
●	In connection with the operations of the Terminal 2 NH Collection Hotel, the Hilton Garden Inn Hotel and OMA-VYNMSA Aero Industrial Park, transactions amounted to Ps.66,412 thousand in administrative services fees with our partners, NH Hotels, Grupo Hotelero Santa Fe and VYNMSA; and
●	Transactions amounting to Ps.311,317 thousand with our partner VYNMSA and its affiliates in connection with the development of the OMA-VYNMSA Industrial Park located in the Monterrey airport.

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

In the event that any subsequent legal resolution results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to us, and the Mexican government fails to repossess the land, our concession to operate the Ciudad Juárez airport would be terminated. In 2024, the Ciudad Juárez airport represented 7.2% of our consolidated total revenues. We believe that under the terms of our concessions the termination of the Ciudad Juárez concession as a result of the foregoing legal proceeding would not affect the validity of our remaining airport concessions and that the Mexican government would be obliged to indemnify us against any monetary or other damages resulting from the termination of our Ciudad Juárez concession. We have not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

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

The Garza Lagüera Estate Dispute

On May 18, 2023, the estate of Mr. Manuel Garza Lagüera, represented by its executor María Selina Rivero Santos (“Garza Lagüera Estate”) filed an ordinary civil lawsuit alleging the nullity of the transactions pursuant to which Monterrey Airport acquired the property of certain plots of land in Monterrey, adjacent to the airport. Monterrey Airport responded to the lawsuit on August 10, 2023. On February 19, 2024, the Collegiate Circuit Court issued a resolution declaring its incompetence to resolve the dispute (the “Judgment of Incompetence”). The court considered the lack of jurisdiction to be founded by reason of jurisdiction, concluding that res judicata applied as a result of a previously resolved trial (Civil Trial 38/2010). Although the parties to that proceeding are not identical to those in Civil Trial 101/2023 initiated by the Garza Lagüera Estate, the court deemed the identity of the subject matter sufficient to declare its lack of jurisdiction. On February 27, 2024, Monterrey Airport challenged the Judgment of Incompetence through an appeal, and on March 6, 2024, the Garza Lagüera Estate also filed an appeal. The appeal was resolved by judgment issued on July 19, 2024 (the “Appeal Judgment”), which determined that (i) the Garza Lagüera Estate’s appeal was untimely, as it should have been filed within three days rather than five, given that the contested resolution constituted an order under the Federal Code of Civil Procedure, and (ii) the Airport’s appeal was dismissed for lack of substance, as it would not result in a greater benefit. Both Monterrey Airport and the Garza Lagüera Estate subsequently filed amparo lawsuits challenging the Appeal Judgment, which were admitted for processing and remain pending before the Third Collegiate Circuit Court in Civil Matters in Monterrey as of the date of this report.

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

The trial hearing was held with the appearance of the parties and the lawsuit is currently pending its final resolution. As of the date of this report, the contingency remains in effect, as the judgment on the merits of the case is still pending.In the event that the resolution of the lawsuit is not favorable to us, it is expected that the economic impact of the lawsuit will be borne by the Federal Government, as established in the concession title. As such, Durango airport has not recorded any provision in connection with this lawsuit.

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

Reynosa airport appeared in the lawsuit and the final ruling is pending as of the date of this report.The lawsuit does not include a financial claim; however, the contingency is maintained until the final judgment in the annulment lawsuit is issued and the challenged resolution is confirmed or, if applicable, a judgment is issued, the effects of which must be complied with by the Mexican Federal Civil Aviation Agency. Reynosa airport has not recorded any provision in connection with this lawsuit.

Property Tax Claims

Administrative law proceedings have been asserted against us in the past by various municipalities for the payment of property taxes with respect to the real estate in which we operate our airports in the relevant cities.

Culiacán International Airport

In November 2018, the municipality of Culiacán filed property tax claims against us for Ps.2,425 thousand, plus Ps.3,339 thousand in other fees. In response to these claims, in December 2018, we filed an administrative annulment proceeding before the Sinaloa Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Sinaloa) which has not been resolved as of the date of this report. The Ministry of Infrastructure, Communications and Transportation was asked to join the proceeding as an interested party. On January 17, 2024, the Sinaloa Administrative Court issued a judgment declaring the contested resolution null, and recognizing that Aeropuerto de Culiacán is exempt from property tax payment as it relates to property of the federal public domain. As the tax authority did not appeal the judgment, the legal proceeding is now considered concluded.

Acapulco Airport

In May 2019, the Municipality of Acapulco filed property tax claims against us for Ps.27,012 thousand for property tax considering Acapulco airport as a solidary debtor to the Mexican Airport and Auxiliary Services Agency.An administrative annulment proceeding was filed against these claims before the Guerrero Administrative Court (Tribunal Estatal de Justicia Administrativa de Guerrero), which as of the date of this report is still pending to be resolved.

Chihuahua Airport

On December 11, 2024 we were notified of a property tax claim against us by the Municipality of Chihuahua for Ps 14,007 thousand for property taxes. On January 14, 2025 we filed an administrative annulment proceeding before the Chihuahua Administrative Court (Tribunal Estatal de Justicia Administrativa de Chihuahua) which as of the date of this report is still pending to be resolved.

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

Corporate Tax Claim for Monterrey Airport.

In accordance with the Third Transitory Article of the Law for Single Rate Corporate Tax (Ley del Impuesto Empresarial a Tasa Única), the Monterrey airport requested on December 20, 2019 the refund of the Asset Tax paid with respect to the 2018 fiscal year in the amount of Ps.10,220 thousand, which was denied by the tax authority.

For fiscal years 2018 and 2019, the Monterrey airport requested a refund of Ps.10,220 thousand and Ps.10,624 thousand, respectively, which were denied by the tax authority.

On September 16, 2020, the Monterrey airport challenged the tax authority’s denial for the 2018 fiscal year refund, which was ruled in favor of the Monterrey airport by the Federal Court for Administrative Justice (Tribunal Federal de Justicia Administrativa) declaring that the resolution contested by Aeropuerto de Monterrey was null and instructing the tax authority to refund the requested amount. As of April 25 2025, the tax authority is still pending to reimburse the asset tax contested.

.The Monterrey airport maintains assets in the amount of Ps.10,220 thousand related to payments of Asset Taxes paid for fiscal year 2018. Given that the Monterrey airport does not expect an unfavorable resolution against it, it has not registered any provision related to the refund of Asset Taxes for that year.

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

DIVIDENDS AND CAPITAL STOCK REIMBURSEMENTS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock (without adjustment for inflation). Our legal reserve fund was Ps.59,556 thousand as of December 31, 2024 (excluding reserve amounts corresponding to 2024 net income), which represented 20.0% of our capital stock as of such date.

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

We paid aggregate dividends of Ps.6,615,798 thousand in 2022, Ps.3,738,054 thousand in 2023, and Ps.4,220,653 thousand in 2024. Pursuant to the resolution adopted by the Shareholders’ Meeting held on February 13, 2023, we paid a cash dividend of Ps.1,450 million on March 2, 2023. Pursuant to the resolutions adopted in our Annual

Shareholders’ Meeting held on April 21, 2023, we paid a cash dividend of Ps.2,300 million in two installments: the first installment of Ps.1,800 million on June 22, 2023 and the second installment of Ps.500 million on September 20, 2023. Pursuant to the resolution adopted by the Annual Shareholders’ Meeting held on April 26, 2024, we paid a cash dividend of Ps.4,250 million in two installments: the first installment amounts to Ps.2,125 million on May 23, 2024 and the second installment amounts to Ps.2,125 million on November 30, 2024. Additionally, pursuant to the resolution adopted by the Annual Shareholders’ Meeting held on April 25, 2025, we will pay a cash dividend of Ps.4,500 million in two installments: the first installment amounts to Ps.2,250 million no later than May 31, 2025 and the second installment amounts to Ps.2,250 million no later than November 30, 2025 .Certain distributions that we make to our shareholders other than capital reimbursements (in the manner described above), including amortization of shares or otherwise, would be subject to taxation in Mexico, including withholding taxes. The tax rates applicable and the method of assessing and paying taxes applicable to any such non-dividend distributions will vary depending on the nature of the distributions.

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

Material Changes to the Rights Conferred by Our Securities Registered with the Mexican National Registry of Securities and Traded in the Mexican Market

As of December 31, 2024, there have been no material changes to the rights conferred by our securities registered with the Mexican National Registry of Securities and traded in the Mexican market.

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

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 25, 2025:

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

EXCHANGE CONTROLS

Mexico has had free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. The government may not maintain its current foreign exchange policies. See “Item 3. Key Information—Risk Factors—Risks related to Our Operations— Changes in U.S. trade and immigration policy could adversely affect our business.”

TAXATION

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding shares by vote or value, tax-exempt organizations, financial institutions, U.S. holders liable for any alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes, or entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein). In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder, or the Medicare tax on net investment income.

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

The U.S.-dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Subject to certain exceptions for short term and hedged positions, dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (a “PFIC”). The income tax treaty between the United States and Mexico has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 and 2024 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to be a PFIC for our 2025 taxable year.

Dividends generally will be treated as “passive category” income from foreign sources for U.S. foreign tax credit limitation purposes. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit for any Mexican withholding tax imposed with respect to the Series B shares or ADSs. However, as a result of requirements adopted by the Internal Revenue Service (“IRS”) in regulations promulgated in December 2021, any Mexican tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder, except in the case of a U.S. holder that either (i) is eligible for, and properly claims, the benefits of the U.S.-Mexico Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance. In the case of all other U.S. holders, we have not determined whether these requirements have been met, and, accordingly, no assurance can be given that any Mexican withholding tax will be creditable. Alternatively, a U.S. holder may elect to deduct Mexican withholding taxes in computing such U.S. holder’s taxable income (provided that the U.S. holder elects to deduct, rather than credit, all foreign income taxes paid or accrued for the relevant taxable year). The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. The rules governing the foreign tax credit are complex and U.S. holders are urged to consult their own tax advisors whether, and to what extent, a foreign tax credit will be available in light of their particular circumstances.

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

Gain, if any, realized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. As a result of the December 2021 regulations discussed above in “Taxation of Dividends—U.S. Federal Income Tax Considerations,” any Mexican tax imposed on the sale or other disposition of the Series B shares or ADSs is unlikely to be treated as creditable, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and complies with the specific requirements set forth in such guidance. However, even if the withholding tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the Series B shares or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares or ADSs.

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

Item 11.        Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month. In 2022, 2023 and 2024, 11.5%, 11.7% and 12.7%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. A depreciation of the Mexican peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum tariffs at one or more of our airports, in which case, we may provide discounts to passenger charges or to the airlines. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

In addition, we did not have U.S. dollar-denominated debt as of December 31, 2024. Our cash balance denominated in U.S. dollars was U.S.$7,414 thousand on December 31, 2022, U.S.$11,574 thousand on December 31, 2023 and U.S.$20,036 thousand on December 31, 2024. See Note 21 to our audited consolidated financial statements for additional disclosures about market risk.

Interest Rate Risk

We have incurred in debt to partially finance our operations. As of December 31, 2024, 31.2% of our long-term debt has interest payments at a variable rate, all of which are indexed to the 28-day TIIE reference rate. Our long-term debt with variable interest payments exposes us to risk due to fluctuations in market interest rates. The primary risk exposure stems from potential variations in the reference interest rate. A hypothetical, instantaneous, and unfavorable 10% change in the 28-day TIIE rate applicable to the outstanding variable-rate debt would have resulted in additional financing expenses of approximately Ps.38,660 thousand for 2024, Ps.37,180 thousand for 2023, and Ps.23,174 thousand for 2022, respectively. For additional disclosures about market risk, see Note 21 to our audited consolidated financial statements.

Item 12.        Description of Securities Other Than Equity Securities

Not applicable.

Item 12A.     Debt Securities

Not applicable.

Item 12B.     Warrants and Rights

Not applicable.

Item 12C.     Other Securities

Not applicable.

Item 12D.     American Depositary Shares

JPMorgan Chase Bank, N.A., serves as the depositary for our ADSs, and the address of its principal office is 383 Madison Avenue, Floor 11, New York, NY 10179. ADS holders are required to pay various fees to the depositary. On August 9, 2016, the Deposit Agreement among us and the depositary was amended to, among other things, implement certain changes in the form of American Depositary Receipt.

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

The following table sets forth the amounts that we received in 2024, directly or indirectly, from JPMorgan Chase Bank N.A., as depositary of our ADSs:

Description	Amount

For expenses related to the establishment of the facility including, but not limited to, investor relations expenses, the initial NASDAQ application and listing fees or any other program-related expenses.	U.S.$	—

For expenses related to the administration and maintenance of the facility including, but not limited to, investor relations expenses, the annual NASDAQ listing fees or any other program-related expenses.	U.S.$	673,455

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

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.        Controls and Procedures

(a)          Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2024.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2024, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on our assessment and those criteria, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2024. Additionally, Galaz, Yamazaki, Ruiz Urquiza, S.C., a an affiliate of a member entity of Deloitte Touche Tohmatsu Limited, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c)          Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Shareholders and the Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated April 29, 2025, expressed an unqualified opinion on those financial statements, and included an explanatory paragraph related to the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in note 3d.

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

April 29, 2025

(d)          Changes in Internal Control over Financial Reporting

There has been no change in internal controls over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.     Principal Accountant Fees and Services Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., an affiliate of a member firm of Deloitte Touche Tohmatsu Limited (Deloitte), during the fiscal years ended December 31, 2023 and 2024:

	2023		2024

	(in thousands of pesos)
Audit fees	Ps.	15,532	Ps.	15,973
All other fees		—		—
Total fees	Ps.	15,532	Ps.	15,973

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

We did not, directly or indirectly, purchase any of our equity securities in 2024.

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

NASDAQ Standards	Our Corporate Governance Practice
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

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 5635(c).	Equity Compensation Plans. Shareholder approval is not expressly required under our bylaws for the adoption and amendment of an equity-compensation plan. Such plans must

NASDAQ Standards	Our Corporate Governance Practice
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

Item 16I.     Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

Item 16J.     Insider Trading Policies

We have adopted an insider trading policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management and employees. Our insider trading policy and procedures are included in our Code of Ethics. See Exhibit 11.1—Code of Ethics of the Company, dated as of February 16, 2023 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2022 filed on April 28, 2023).

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

As of the date of this Annual Report, our cybersecurity risk management processes include the following:

●	Cybersecurity controls and procedures designed following the guidelines of the NIST CSF (National Institute of Standards and Technology Cybersecurity Framework);
●	An Information Security Officer who performs vulnerability analysis of technological resources, Intrusion Detection System and Intrusion Prevention System analyses, review of physical and logical access, and coordinates awareness campaigns;
●	Annual cybersecurity awareness campaigns to prevent phishing scams, among others;
●	Cybersecurity alert procedures in the event of an incident, including escalation procedures to senior management and to the Board of Directors, in the event of material incidents.
●	Threat monitoring.
●	Network monitoring and endpoint monitoring through SOC (Security Operation Center).
●	Annual validations about cybersecurity measures.

Additionally, in connection with our cybersecurity risk management processes, we:

●	Engage third-party service providers to conduct a vulnerability assessment and penetration testing, twice a year.
●	Conduct internal assessments to evaluate the effectiveness of cybersecurity controls.
●	Our cybersecurity risk management processes extend to monitoring and identifying threats associated with the use of third-party service providers, which include compliance by such providers with certain requirements before connecting to our IT infrastructure in order to prevent unauthorized individuals or entities from accessing to certain of our information.

Our business strategy, results of operations and financial condition have not been materially affected, including as a result of previous cybersecurity incidents, but we cannot guarantee that they will not be materially affected in the future by any major incident.

On October 18, 2024, we detected a cybersecurity breach in our systems. Our investigation determined that ransomware had encrypted some of our files and systems, and that certain information had been exfiltrated. In response, we promptly implemented additional security and contingency protocols, restored our systems using backups, adopted mitigation measures, and notified the relevant authorities. The information identified as compromised related to certain of our business customers, suppliers, and employees. We are conducting a thorough investigation into the specifics of the breach to ensure appropriate measures are taken to mitigate any potential impact and prevent future incidents.

This incident has not had any material adverse effects on our operations, results or financial condition.  However, we are currently strengthening our security response protocols, policies and procedures as well as our ability to detect and prevent suspected or future attacks and security breaches. To prevent future cybersecurity incidents, we are constantly updating our infrastructure with the latest security technologies, and we conduct vulnerability analysis and penetration testing periodically. Our information systems contain backup systems. In addition, we protect our systems with antivirus software, end-point protection software and last generation firewalls, including firewalls to filter traffic from the Internet. Although actions are taken regularly to improve and monitor our information technology systems, there can be no assurances that these preventive actions to mitigate cybersecurity risks and incidents will be successful in avoiding future cyber-attacks. Any further incidents could materially impact our operations, financial condition and liquidity and compromise information of our business, clients, suppliers and employees. Any such incidents may also lead to regulatory investigations, litigation, damage our reputation, and require us to incur additional expenses.

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

Committee

The Company’s cybersecurity committee is comprised of the Chief Executive Officer, Chief Financial Officer, IT Manager and Chief Technical Officer. The Committee meets every time there is a cybersecurity incident that impacts the Company and reviews the status of the implementations of cybersecurity projects.

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

4.9*	Amended Annex 7 of the concession titles issued by the SICT on October 19, 2023, applicable to GACN’s 13 airport concessions titles.

8.1	List of subsidiaries of GACN (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2018 filed on April 30, 2019).

11.1	Code of Ethics of the Company, dated as of February 16, 2023 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2022 filed on April 28, 2023).

12.1*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2025.

12.2*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2025.

13.1*	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2025.

97	Policy Relating to Recovery of Erroneously Awarded Compensation of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (incorporated by reference to our Form F-20-F filed on April 29, 2024).

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	XBRL Schema Document.

101.CAL	XBRL Calculation Linkbase Document.

101.DEF	XBRL Definition Linkbase Document.

101.LAB	XBRL Label Linkbase Document.

101.PRE	XBRL Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

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

Dated: April 29, 2025

*****

Grupo Aeroportuario del Centro

Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Financial Statements for the Years Ended December 31, 2024, 2023 and 2022, and Report of Independent Registered Public Accounting Firm Dated April 29, 2025

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the Years Ended December 31, 2024, 2023 and 2022

Index for Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm to the Shareholders and the Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries (the “Company”) as of December 31, 2024, 2023 and 2022, the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows, for the years then ended and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Our audits also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3d. to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Mexico.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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

April 29, 2025

We have served as the Company’s auditor since 2000.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note 3 d)		December 31,
	Notes	2024		2024		2023		2022
Assets:
Cash and cash equivalents	6	U.S.$	79,686	Ps.	1,656,365	Ps.	2,576,256	Ps.	3,336,420
Accounts receivable, net	7		88,807		1,845,965		1,298,399		1,266,110
Recoverable taxes			19,989		415,487		385,351		259,118
Advance payment for constructions to related parties	24		975		20,276		43,673		9,602
Advance payments to contractors			12,621		262,347		556,186		672,588
Other accounts receivable and prepaid expenses	8		4,430		92,091		48,065		49,639
Total current assets			206,508		4,292,531		4,907,930		5,593,477

Non-current assets:

Property, leasehold improvements and equipment, net	9		149,741		3,112,540		2,852,674		2,566,095
Investment in airport concessions, net	10		900,396		18,715,808		16,421,304		13,940,366
Right-of-use-assets, net	18		6,076		126,299		149,442		165,004
Other assets, net			2,934		60,990		38,824		48,127
Deferred income taxes	19		44,495		924,892		867,421		756,909

Total non-current assets			1,103,642		22,940,529		20,329,665		17,476,501
Total assets		U.S.$	1,310,150	Ps.	27,233,060	Ps.	25,237,595	Ps.	23,069,978

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note 3 d)		December 31,
	Notes	2024		2024		2023		2022
Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt	14	U.S.$	28,865	Ps.	600,000	Ps.	—	Ps.	1,200,000
Current portion of long-term debt	15		—		—		—		1,500,000
Current portion of major maintenance provision	16		26,724		555,498		629,683		949,197
Current portion of financial leases	18		915		19,022		44,928		33,446
Trade accounts payable	12		29,364		610,375		385,503		326,290
Payable taxes and other accrued expenses	13		54,475		1,132,329		960,843		963,606
Accounts payable to related parties	24		16,842		350,076		452,933		286,479
Total current liabilities			157,185		3,267,300		2,473,890		5,259,018

Non-current liabilities:
Long-term debt	15		513,893		10,681,880		10,676,708		7,484,336
Major maintenance provision	16		83,164		1,728,665		1,489,598		1,041,521
Guarantee deposits			20,046		416,665		404,202		377,576
Labor obligations	17		7,951		165,279		143,058		121,477
Financial leases	18		7,696		159,968		153,916		174,759
Deferred income taxes	19		2,336		48,566		57,721		56,671
Accounts payable to related parties	24		10,608		220,500		—		—
Total non-current liabilities			645,694		13,421,523		12,925,203		9,256,340
Total liabilities			802,879		16,688,823		15,399,093		14,515,358

Commitment and contingencies	20

Shareholders’ equity	22
Contributed capital:
Common stock			14,326		297,782		297,782		297,782
Additional paid-in capital			1,433		29,786		29,786		29,786
			15,759		327,568		327,568		327,568
Earned capital:
Reserve for repurchase of shares			72,163		1,500,000		1,500,000		1,500,000
Retained earnings			411,339		8,550,187		7,828,436		6,528,698
Accumulated other comprehensive loss	23		338		7,019		14,455		12,945
			483,840		10,057,206		9,342,891		8,041,643
Controlling interest			499,599		10,384,774		9,670,459		8,369,211
Non-controlling interest			7,672		159,463		168,043		185,409

Total shareholders’ equity			507,271		10,544,237		9,838,502		8,554,620
Total liabilities and shareholders’ equity		U.S.$	1,310,150	Ps.	27,233,060	Ps.	25,237,595	Ps.	23,069,978

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Income and Other Comprehensive Income

(Thousands of Mexican pesos, except per share data)

		Thousands of U.S.
		dollars
		(Convenience
		Translation
		Note 3 d)		For the years ended December 31,
	Notes	2024		2024		2023		2022
Revenues:
Aeronautical services	26	U.S.$	439,565	Ps.	9,136,885	Ps.	8,931,657	Ps.	7,055,543
Non-aeronautical services	26		147,977		3,075,881		2,627,423		2,229,802
Construction services	10		137,600		2,860,190		2,898,000		2,649,423
Total revenues			725,142		15,072,956		14,457,080		11,934,768

Operating costs and expenses:
Cost of services, excluding depreciation and amortization	27		55,385		1,151,253		1,058,956		923,638
Major maintenance provision	16		11,001		228,673		348,397		472,077
Cost of construction	10		137,600		2,860,190		2,898,000		2,649,423
Administrative expenses			37,352		776,412		661,447		667,600
Concession taxes			47,641		990,268		544,657		428,717
Technical assistance fees	24		11,330		235,499		237,896		177,667
Depreciation and amortization			36,418		756,983		641,343		551,200
Other income, net			(459)		(9,534)		(525)		(40)
Total operating costs and expenses			336,268		6,989,744		6,390,171		5,870,282

Operating income			388,874		8,083,212		8,066,909		6,064,486

Interest expense			63,933		1,328,920		1,269,440		934,102
Interest income			(11,790)		(245,065)		(297,910)		(171,312)
Exchange (income) loss, net			(3,362)		(69,881)		35,511		8,871
			48,781		1,013,974		1,007,041		771,661

Income before income taxes			340,093		7,069,238		7,059,868		5,292,825

Income tax expense	19		102,617		2,133,014		2,039,442		1,375,520

Consolidated net income for the year			237,476		4,936,224		5,020,426		3,917,305
Other comprehensive income (loss):
Items that will not be subsequently reclassified to profit or loss:
Actuarial (loss) gain on labor obligations	17 and 23		(511)		(10,623)		2,157		21,258
Income tax relating to actuarial (loss) gain on labor obligations	23		153		3,187		(647)		(6,377)
Total other comprehensive income (loss)			(358)		(7,436)		1,510		14,881

Total comprehensive income for the year		U.S.$	237,118	Ps.	4,928,788	Ps.	5,021,936	Ps.	3,932,186
Consolidated net income attributable to:
Controlling interest		U.S.$	237,119	Ps.	4,928,804	Ps.	5,011,842	Ps.	3,900,967
Non-controlling interest			357		7,420		8,584		16,338
		U.S.$	237,476	Ps.	4,936,224	Ps.	5,020,426	Ps.	3,917,305
Comprehensive income attributable to:
Controlling interest		U.S.$	236,761	Ps.	4,921,368	Ps.	5,013,352	Ps.	3,915,848
Non-controlling interest			357		7,420		8,584		16,338
		U.S.$	237,118	Ps.	4,928,788	Ps.	5,021,936	Ps.	3,932,186
Basic and diluted earnings per share of controlling interest		U.S.$	0.61403	Ps.	12.76332	Ps.	12.97835	Ps.	10.10169
Weighted average shares outstanding			386,169,425		386,169,425		386,169,425		386,169,425

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Changes in Shareholders’ Equity

(Thousands of Mexican pesos, except share data (Note 22))

		Contributed capital						Retained earnings				Accumulated
						Total		Reserve for				other						Total non-		Total
	Number of			Additional		contributed		repurchase of		Retained		comprehensive		Total earned		Total controlling		controlling		shareholders’
	shares	Common stock		paid-in capital		capital		shares		earnings		income		capital		interest		interest		equity

Balance as of January 1, 2022	386,169,425	Ps.	297,782	Ps.	29,786	Ps.	327,568	Ps.	1,028,188	Ps.	9,702,141	Ps.	(1,936)	Ps.	10,728,393	Ps.	11,055,961	Ps.	182,271	Ps.	11,238,232

Increased reserve for repurchase of shares	—		—		—		—		471,812		(471,812)		—		—		—		—		—
Dividends paid	—		—		—		—		—		(6,602,598)		—		(6,602,598)		(6,602,598)		(13,200)		(6,615,798)
Consolidated comprehensive income	—		—		—		—		—		3,900,967		14,881		3,915,848		3,915,848		16,338		3,932,186

Balance as of December 31, 2022	386,169,425		297,782		29,786		327,568		1,500,000		6,528,698		12,945		8,041,643		8,369,211		185,409		8,554,620

Dividends paid	—		—		—		—		—		(3,712,104)		—		(3,712,104)		(3,712,104)		(25,950)		(3,738,054)
Consolidated comprehensive income	—		—		—		—		—		5,011,842		1,510		5,013,352		5,013,352		8,584		5,021,936

Balance as of December 31, 2023	386,169,425		297,782		29,786		327,568		1,500,000		7,828,436		14,455		9,342,891		9,670,459		168,043		9,838,502
Dividends paid	—		—		—		—		—		(4,207,053)		—		(4,207,053)		(4,207,053)		(13,600)		(4,220,653)
Capital Reimbursement	—		—		—		—		—				—		—		—		(2,400)		(2,400)
Consolidated comprehensive income	—		—		—		—		—		4,928,804		(7,436)		4,921,368		4,921,368		7,420		4,928,788

Balance as of December 31, 2024	386,169,425	Ps.	297,782	Ps.	29,786	Ps.	327,568	Ps.	1,500,000	Ps.	8,550,187	Ps.	7,019	Ps.	10,057,206	Ps.	10,384,774	Ps.	159,463	Ps.	10,544,237

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

	Thousands of U.S.
	dollars
	(Convenience
	Translation
	Note 3 d)		Year ended December 31,
	2024		2024		2023		2022
Cash flows from operating activities:
Income before income taxes	U.S.$	340,093	Ps.	7,069,238	Ps.	7,059,868	Ps.	5,292,825
Adjustments for:
Depreciation and amortization		36,418		756,983		641,343		551,200
Major maintenance provision		11,001		228,673		348,397		472,077
Increase in allowance for doubtful accounts		848		17,621		5,767		4,711
Gain on sale of property and equipment		(13)		(273)		(525)		(40)
Present value of major maintenance provision		7,719		160,440		201,688		174,871
Interest income		(11,790)		(245,065)		(297,910)		(171,312)
Interest expense		56,214		1,168,480		1,067,752		759,231
Exchange differences		(2,758)		(57,324)		(1,069)		5,546
		437,732		9,098,773		9,025,311		7,089,109
(Increase) in trade accounts receivable, net		(27,190)		(565,187)		(38,056)		(185,151)
(Increase) decrease in recoverable taxes		(1,450)		(30,136)		(126,233)		16,482
Decrease (increase) in repayment for contractors, other accounts receivable and prepaid expenses		567		11,788		(63,573)		(215,713)
(Decrease) increase in trade accounts payable		(1,886)		(39,196)		(72,922)		120,299
Increase in payable taxes and other accrued expenses		1,009		20,971		297,808		33,865
Income taxes paid		(101,122)		(2,101,932)		(2,405,634)		(1,721,967)
(Decrease) increase in advances for works to related parties and accounts receivable and payable with related parties, net		(372)		(7,729)		71,375		197,383
Major maintenance payments		(10,787)		(224,230)		(421,522)		(397,963)
Increase in guaranteed deposits and labor obligations		1,614		33,547		68,193		48,992
Net cash flows from operating activities		298,115		6,196,669		6,334,747		4,985,336
Cash flows from investment activities:
Acquisition of property and equipment		(15,459)		(321,338)		(403,985)		(236,468)
Other non-current assets		(1,365)		(28,372)		(26,576)		(20,625)
Proceeds from sale of property and equipment		13		273		525		40
Acquisition of improvements in assets under concession		(115,725)		(2,405,482)		(2,659,596)		(2,669,018)
Interest collected		11,790		245,065		297,910		171,312
Net cash flows used in investing activities		(120,746)		(2,509,854)		(2,791,722)		(2,754,759)
Cash flow from financing activities:
Borrowings from financial institutions	U.S.$	28,865	Ps.	600,000	Ps.	—	Ps.	1,200,000
Payment of borrowings of financial institutions		—		—		(1,200,000)		(2,700,000)
Issuance of debt securities		—		—		3,200,000		4,000,000
Payment of debt securities		—		—		(1,500,000)		—
Debt issuance cost		—		—		(10,640)		(14,076)
Loans obtained from related parties, net from payments		5,892		122,500		98,000		39,200
Interest paid		(52,941)		(1,100,443)		(1,092,918)		(731,915)
Dividends paid		(203,051)		(4,220,653)		(3,738,054)		(6,615,798)
Capital repayments paid		(115)		(2,400)		—		—
Leases payments		(3,032)		(63,034)		(58,780)		(53,185)
Net cash used in financing activities		(224,382)		(4,664,030)		(4,302,392)		(4,875,774)
Net decrease in cash and cash equivalents		(47,013)		(977,215)		(759,367)		(2,645,197)
Effects of exchange rate changes on the foreign currency cash balance		2,758		57,324		(797)		(5,547)
Cash and cash equivalents at the beginning of the year cash balance		123,941		2,576,256		3,336,420		5,987,164
Cash and cash equivalents at the end of the year	U.S.$	79,686	Ps.	1,656,365	Ps.	2,576,256	Ps.	3,336,420

Non-cash investing activities which are not reflected in the consolidated statements of cash flows:
Acquisition of property, leasehold improvements and equipment, including finance leases	U.S.$	—	Ps.	—	Ps.	—	Ps.	137
Acquisition of improvements in assets under concession		15,429		320,714		103,436		64,615

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Mexican pesos, except otherwise indicated)

1.           Nature of business operations

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. (“GACN” or the “Company”), is an affiliate of Servicios de Tecnología Aeroportuaria, S. A. de C.V. (“SETA”) and as of December 7, 2022, is an indirect subsidiary of VINCI Airports SAS (“VINCI”).

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

The address of the Company’s corporate office is Patriotismo #201, 5th Floor, San Pedro de los Pinos, Mexico City, Zip Code 03800.

2.           Significant events

2024

a)	Short-term loans

GACN has obtained short-term loans for an aggregate amount of Ps. 600,000. Proceeds will be used to support working capital needs and strengthen the Company’s liquidity position. The loans have maturities of three and six months and a weighted average annual interest rate of TIIE 28 plus 60 basis points. Through these financings, GACN continues to maintain a solid capital structure.

2023

b)	Debt issuance and repayment of bank loans

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

c)	Changes to Tariff Regulation

On October 20, 2023, new bases for tariff regulation (the “Bases”) issued by the Federal Civil Aviation Agency (“AFAC”) became effective. The Bases for tariff regulation refer to those set forth in Annex 7 of the concession titles of the thirteen airports operated by the Company.

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

d)	Impact of Hurricane OTIS

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

In 2024, total passenger traffic at Acapulco Airport decreased 32.7%, with respect to the previous year.

The Company expects that passenger traffic at Acapulco Airport will gradually recover in line with the reopening of hotel rooms and other tourist infrastructure in the city. At the end of 2024, the Entity’s consolidated financial statements reflect in “Property, leasehold improvements and equipment, net” the amount of Ps.137,930, corresponding to the investments made in the recovery of the airport after OTIS and that were pending claim before the insurance contracted by the Company, or if applicable, to be recognized as an investment in the concession under the master development programs.

3.           Basis of presentation and consolidation

a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (IFRS), including amendments and interpretations, as issued by the International Accounting Standards Board (IASB).

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

Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for lease transactions that are within the scope of IFRS 16 Leases, and valuations that have some similarities to fair value but are not fair value, such as the net realizable value of IAS 2 Inventories or the value in use of IAS 36 Impairment of Assets.

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

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2024, and for the year then ended have been translated into U.S. dollar amounts at the exchange rate of Ps.20.7862 pesos per U.S. dollar, as published by Banco de México. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

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

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2024, were the same as those applied in the consolidated financial statements for 2023 and 2022, except for the standards and interpretations described in paragraph (a) (I) included below, which were applicable to the Company and were effective during 2024.

a.	Adoption of amendments to IFRS

I.	Application of amendments IFRS that are mandatorily effective for the current year

Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures titled Supplier Finance Arrangements

The Company has adopted the amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures titled Supplier Finance Arrangements for the first time in the current year.

The amendments add a disclosure objective to IAS 7 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, IFRS 7 is amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

The amendments contain specific transition provisions for the first annual reporting period in which the group applies the amendments. Under the transitional provisions an entity is not required to disclose:

●	Comparative information for any reporting periods presented before the beginning of the annual reporting period in which the entity first applies those amendments.
●	The information otherwise required by IAS 7:44H(b)(ii)–(iii) as at the beginning of the annual reporting period in which the entity first applies those amendments.

In the current year, the Company has applied a number of amendments to IFRS issued by IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2024. Their adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current

The Company has adopted the amendments to IAS 1, published in January 2020, for the first time in the current year.

The amendments affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services

Amendments to IAS 1 Presentation of Financial Statements— Non-current Liabilities with Covenants

The Company has adopted the amendments to IAS 1, published in November 2022, for the first time in the current year.

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such financial covenants affect whether the rights exist at the end of the reporting period, even if compliance with the financial covenant is assessed only after the reporting date (for example, a financial covenant based on the entity’s financial position at the reporting date where compliance is assessed after the reporting date).

The IASB also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

Amendments to IFRS 16 Leases—Lease Liability in a Sale and Leaseback

The Company has adopted the amendments to IFRS 16 for the first time in the current year.

The amendments to IFRS 16 add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale.

The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ such that the seller-lessee does not recognize a gain or loss that relates to the right of use retained by the seller-lessee, after the commencement date.

The amendments do not affect the gain or loss recognized by the seller-lessee relating to the partial or full termination of a lease. Without these new requirements, a seller-lessee may have recognized a gain on the right of use it retains solely because of a remeasurement of the lease liability (for example, following a lease modification or change in the lease term) applying the general requirements in IFRS 16. This could have been particularly the case in a leaseback that includes variable lease payments that do not depend on an index or rate.

As part of the amendments, the IASB amended an Illustrative Example in IFRS 16 and added a new example to illustrate the subsequent measurement of a right-of-use asset and lease liability in a sale and leaseback transaction with variable lease payments that do not depend on an index or rate. The illustrative examples also clarify that the liability that arises from a sale and leaseback transaction that qualifies as a sale applying IFRS 15 is a lease liability.

A seller-lessee applies the amendments retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application, which is defined as the beginning of the annual reporting period in which the entity first applied IFRS 16.

II.	IFRS Standards in issue but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following amendments and new IFRS Standards that have been issued but are not yet effective:

Amendments to IAS 21	Lack of Exchangeability (1)
Amendments to IFRS 7 and IFRS 9	Classification and Valuation Requirements for Financial Instruments (2)
Amendments to IFRS 7 and IFRS 9	Nature-dependent electricity contracts (2)
IFRS 18	Presentation and Disclosures in Financial Statements (3)
IFRS 19	Subsidiaries without Public Accountability: Disclosure (3)
1)	Effective for annual periods beginning on January 1, 2025
2)	Effective for annual periods beginning on January 1, 2026
3)	Effective for annual periods beginning on January 1, 2027

IFRS 18 – Presentation and disclosures in financial statements

IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 Earnings per Share.

IFRS 18 introduces new requirements to:

●	Present specified categories and defined subtotals in the statement of profit or loss
●	Provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements.
●	Improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity first applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.

The Entity is conducting an analysis to determine the applicable modifications to the presentation of the consolidated income statement and the consolidated statement of cash flow, and to identify the MPMs that will be disclosed within its consolidated financial statements.

With respect to the other standards, management does not expect the adoption of the above standards to have a material impact on the Entity's consolidated financial statements in future periods.

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

As of December 31, 2024, 2023 and 2022, all of the Company’s financial assets have been recognized at amortized cost.

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

Financial assets are classified at fair value through profit or loss when the financial asset is held for trading, or it is designated as fair value through profit or loss. As of December 31, 2024, 2023 and 2022, the Company does not have financial assets at fair value through profit.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on investments in debt instruments that are measured at amortized cost or at FVTOCI, trade receivables and contract assets. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instruments.

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

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received, and receivable is recognized in profit or loss.

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

The depreciation of property, leasehold improvements and equipment are recorded in results.

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

Additionally, certain agreements were entered into with airlines, which established escrow deposits paid by the airlines to guarantee their obligation for payment of the amounts collected from passengers for the Airport Use Fee (Tarifa de Uso de Aeropuertos or “TUA”, for its acronym in Spanish) and other airport services.

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

Investment in concessions includes the rights to use airport facilities of airport concessions and improvements to concessioned assets and represents the amount granted by the Ministry of Infrastructure Communications and Transportation to each airport concession, plus improvements made to each individual concession since the time of grant.

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

The Company classifies its assets concessioned as an intangible asset, including its improvements.

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

j.	Impairment of tangible and intangible assets

The Company periodically evaluates the impairment of long-lived assets in order to determine whether there is evidence that those assets have suffered an impairment loss. If impairment indicators exist, the recoverable amount of assets is determined, with the help of independent experts, to determine the extent of the impairment loss, if any.

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

The Company considers that each airport individually cannot be considered as a “cash generating unit” to determine the extent of the loss impairment, since the tender for the concession was made by the Mexican Government as a package of thirteen airports. Therefore, licensees are obligated to operate them regardless of the results generated individually.

Considering the above, the evaluation of a possible impairment loss is performed taking into account the net assets of the thirteen airports taken as a whole, while the assets of the hotel operating segment.

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences, and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The Company determined recoverability of its deferred tax assets for each subsidiary based on its projections of future taxable income, which includes the Master Development Program and the maximum rates for the period 2021-2025 approved by the Ministry of Infrastructure Communications and Transportation.

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

As a result of the Income Tax Law of 2014, as of December 31, 2024, 2023, and 2022, the Employee Profit Sharing (“PTU”, by its acronym in Spanish) is determined based on taxable income according to section I of article 9 of the same Law.

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

Non-aeronautical services

Consist mainly of the leasing of commercial spaces in airport terminals (different from spaces occupied by airlines that are essential for their operation), revenues from the operation of parking lots, advertising, and fees from access to third parties that provide catering services and other services at airports. Spaces in the airport terminals are rented through operating lease agreements that contain either fixed monthly rent (increased annually based on the National Consumer Price Index (“NCPI”)) or fees based on a minimum monthly fee or a percentage of the monthly income of the lessee, whichever is higher (contingent rent). The fixed portion of lease revenues is recognized when the services are rendered or based on the terms of the related lease.

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

Revenue from hotel services is recognized when the services are rendered.

Construction services and costs of improvements to assets concessioned

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

The Company determined the recoverable amount of the cash-generating unit corresponding to NH T2 by estimating the value in use, which uses cash flow projections based on projections over the remaining life of the lease until 2029, discounted at a discount rate of between 12.0% to 13.0%. Over the projection period, management considers an occupancy rate of 82% in 2025. Likewise, the average rate is based on the actual tariff for 2024 and maintains inflationary growth going forward.

The Company’s management, based on value-in-use calculations, has not identified any impairment as the recoverable amount exceeds the carrying value of the cash generating unit by approximately 28%. The recoverable amount includes the carrying value of the finance lease.

Management estimates that the value in use considering an average tariff reduction of 11.1% or an occupancy rate 2,180 basis points lower than estimated during the projection period would equal the carrying value of the cash generating unit.

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

Although these estimates were made based on the best information available as of December 31, 2024, 2023 and 2022 it is possible that future events may require the Company to modify (increase or decrease) the amounts in the coming years, which in such case would be applicable on a prospective basis by recognizing the effects of changes in estimates in the corresponding consolidated financial statements.

6.           Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	December 31,
	2024		2023		2022

Cash	Ps.	1,655,065	Ps.	2,574,957	Ps.	3,335,384
Cash equivalents:
Fixed funds		1,300		1,299		1,036
	Ps.	1,656,365	Ps.	2,576,256	Ps.	3,336,420

7.           Accounts receivable

a.           The balance of accounts receivable is as follows:

	December 31,
	2024		2023		2022
Receivables	Ps.	1,879,439	Ps.	1,315,385	Ps.	1,278,510
Allowance for doubtful accounts (note 7 b.)		(33,474)		(16,986)		(12,400)
	Ps.	1,845,965	Ps.	1,298,399	Ps.	1,266,110

Accounts receivable represents principally the passenger charges (TUA) paid by each passenger (other than diplomats, infants, and transit passengers) using the airports operated by the Company. These TUA are collected by airlines and subsequently paid to the Company. As of December 31, 2024, 2023 and 2022, amounts receivable for passenger charges amounted to Ps.1,515,502, Ps.1,052,172 and Ps.1,130,427, respectively.

The Company’s management considers that the carrying amount of accounts receivable approximates its fair value given their short-term nature. No interest income is generated by any short-term account receivable. As of December 31, 2024, 2023 and 2022, the balance of the allowance for doubtful accounts was Ps.33,474, Ps.16,986 and Ps.12,400, respectively.

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

	December 31,
	2024	2023	2022
	%	%	%
Accounts receivable:
Aeroenlaces Nacionales, S. A. de C. V.	39.5	36.3	31.3
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	17.9	21.0	27.0
Aerolitoral, S. A. de C. V.	5.1	5.3	9.0
Aerovías de México, S. A. de C.V.	11.4	13.0	11.9

	Year ended December 31,
	2024	2023	2022
	%	%	%
Revenues by client:
Aerolitoral, S. A. de C. V.	4.5	6.1	6.9
Aeroenlaces Nacionales, S. A. de C. V.	33.2	30.9	27.6
Concesionaria Vuela Compañía de Aviación, S. A. P. I. de C. V.	14.5	18.8	20.1
Aerovías de México, S. A. de C. V.	10.9	9.8	8.3

b.           The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2024		2023		2022

Beginning balance	Ps.	16,986	Ps.	12,400	Ps.	20,332
Increase		17,621		5,767		4,711
Cancellation		—		—		(12,643)
Write-off		(1,133)		(1,181)		—
Ending balance	Ps.	33,474	Ps.	16,986	Ps.	12,400

The write-off of doubtful accounts is recognized once the Company has exhausted all means for collection of the account.

The movements in the estimate for customer impairment in 2024, with the expected loss model used by the Company, are presented below:

	Airports		Others		Total

Gross book value	Ps.	1,762,548	Ps.	116,891	Ps.	1,879,439
Collateral		2,956,125		37,930		2,994,055

Probability of default in range		0% - 100%		0% - 100%
Loss due to default range		0% - 100%		0% - 100%
Beginning balance of impairment of account receivable	Ps.	16,711	Ps.	275	Ps.	16,986
Increase (decrease) in the provision		3,483		14,138		17,621
Write-off		(1,133)		-		(1,133)
Ending balance	Ps.	19,061	Ps.	14,413	Ps.	33,474

8.           Other accounts receivable and prepaid expenses

Other accounts receivable and prepaid expenses are comprised as follows:

	December 31,
	2024		2023		2022

Prepaid expenses	Ps.	73,529	Ps.	37,608	Ps.	41,132
Guarantee deposits		7,816		6,806		6,987
Others		10,746		3,651		1,520
	Ps.	92,091	Ps.	48,065	Ps.	49,639

9.           Property, leasehold improvements and equipment

Property, leasehold improvements and equipment are as follows:

	December 31,
	2024		2023		2022
Net carrying value:
Land	Ps.	1,426,363	Ps.	1,426,363	Ps.	1,426,363
Leasehold improvements		1,368,967		997,063		910,312
Machinery and equipment		29,687		31,231		41,297
Furniture and office equipment		44,174		50,384		50,106
Transportation equipment		513		660		38
Computer equipment		6,468		4,590		6,136
Construction in progress for leasehold improvements		236,368		342,383		131,843
	Ps.	3,112,540	Ps.	2,852,674	Ps.	2,566,095

													Construction
					Machinery		Furniture						in progress of
			Leasehold		and		and office		Transportation		Computer		leasehold
Cost	Land		improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2022	Ps.	1,709,508	Ps.	1,259,802	Ps.	207,749	Ps.	162,467	Ps.	18,259	Ps.	73,144	Ps.	75,220	Ps.	3,506,149
Acquisitions		583		10,986		1,473		38,886		—		3,170		182,766		237,864
Disposals		—		—		—		—		—		(45)		—		(45)
Reclassification to improvements (note 10)		(283,728)		—		—		—		—		—		—		(283,728)
Transfer		—		113,155		—		—		—		—		(113,155)		—
Other		—		(1,697)		1,315		—		—		—		(12,988)		(13,370)

Balance as of December 31, 2022		1,426,363		1,382,246		210,537		201,353		18,259		76,269		131,843		3,446,870
Acquisitions		—		1,716		2,283		12,081		668		1,233		300,813		318,794
Disposals		—		—		—		(57)		—		—		—		(57)
Transfers		—		182,626		—		—		—		—		(182,626)		—
Other		—		(7,747)		—		(56)		—		—		92,353		84,550

Balance as of December 31, 2023		1,426,363		1,558,841		212,820		213,321		18,927		77,502		342,383		3,850,157
Acquisitions		—		3,562		4,033		4,532		—		3,722		366,850		382,699
Reclassification to other assets		—		—		—		—		—		—		(32,474)		(32,474)
Transfers		—		481,004		178		424		—		940		(485,938)		(3,392)
Other		—		(7,350)		—		—		—		—		45,547		38,197
Balance as of December 31, 2024	Ps.	1,426,363	Ps.	2,036,057	Ps.	217,031	Ps.	218,277	Ps.	18,927	Ps.	82,164	Ps.	236,368	Ps.	4,235,187

											Construction in
					Furniture and						progress of
Accumulated	Leasehold		Machinery and		office		Transportation		Computer		leasehold
Depreciation	improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2022	Ps.	(402,528)	Ps.	(154,149)	Ps.	(139,681)	Ps.	(18,208)	Ps.	(67,287)	Ps.	—	Ps.	(781,853)
Depreciation		(69,406)		(15,091)		(11,566)		(13)		(2,891)		—		(98,967)
Disposals		—		—		—		—		45		—		45

Balance as of December 31, 2022		(471,934)		(169,240)		(151,247)		(18,221)		(70,133)		—		(880,775)
Depreciation		(89,844)		(12,349)		(11,794)		(46)		(2,824)		—		(116,857)
Other		—		—		60		—		45		—		105
Disposals		—		—		44		—		—		—		44

Balance as of December 31, 2023		(561,778)		(181,589)		(162,937)		(18,267)		(72,912)		—		(997,483)
Depreciation		(105,312)		(5,755)		(11,166)		(147)		(2,784)		—		(125,164)

Balance as of December 31, 2024	Ps.	(667,090)	Ps.	(187,344)	Ps.	(174,103)	Ps.	(18,414)	Ps.	(75,696)	Ps.	—	Ps.	(1,122,647)

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

As operators of thirteen airports the Company earns revenue from airlines, passengers, and other users for using the airport facilities. The Company also earns revenues for commercial activities carried out at the airports, such as leasing space to restaurants and other shops.

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

c.

The concessionaire must pay a concession tax for the right to use airport facilities (currently 9% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duties Law.

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

Since the concessionaire is part of an integrated economic group, the concessionaire and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V, they will respond jointly and severally to the Ministry of Infrastructure Communications and Transportation, regarding the obligations contained in each of the concessions granted and as indicated in the concession title. The terms and conditions of each concession contract have been fulfilled in all important aspects during the years ended December 31, 2024, 2023 and 2022.

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

As of December 31, 2024, 2023 and 2022, the carrying value of the right to use airport facilities, airport concessions and improvement to assets under concession classified as intangible assets are as follows:

	December 31,
	2024		2023		2022
Projects completed and in operation:
Airport concessions	Ps.	605,643	Ps.	605,643	Ps.	605,643
Rights to use airport facilities		3,356,762		3,356,762		3,356,762
Improvements to concessioned assets (see note 15)		16,885,106		14,406,119		11,873,540
Improvements to concessioned assets in progress		2,577,045		2,195,842		1,774,167
Accumulated amortization		(4,708,748)		(4,143,062)		(3,669,746)
	Ps.	18,715,808	Ps.	16,421,304	Ps.	13,940,366

The changes in investment in concessions are as follows:

	December 31,
	2024		2023		2022
Investment in airport concessions
Beginning balance	Ps.	20,564,366	Ps.	17,610,112	Ps.	14,960,690
Land transfer		—		—		283,728
Increase		2,860,190		2,954,254		2,365,694
Ending balance		23,424,556		20,564,366		17,610,112
Amortization of airport concessions:
Beginning balance		(4,143,062)		(3,669,746)		(3,280,006)
Increase		(565,686)		(473,316)		(389,740)
Ending balance		(4,708,748)		(4,143,062)		(3,669,746)
Net investment in airport concessions	Ps.	18,715,808	Ps.	16,421,304	Ps.	13,940,366

Master Development Plan – The Company is obligated to carry out maintenance, improvements to assets under concession and acquire fixed assets according to the Master Development Program. The Master Development Program for 2021-2025 is Ps.11,979,621 in pesos with purchasing power of December 31, 2019, and Ps.16,918,914 in pesos with purchasing power of December 31, 2024, as updated with the National Producer Price Index of the construction industry (“INPPIC”, for its acronym in Spanish), in accordance with the concession contract.

On October 19, 2023, in accordance with the modification of the tariff regulation bases established in Annex 7 of the Company's concession titles, the Federal Civil Aviation Agency authorized the Company to defer certain investments committed under the Master Development Programs in force for approximately 24 months. As a result, Ps.640,274 and Ps.583,222 (expressed in pesos with purchasing power as of December 2024), originally scheduled and committed to be executed between 2024 and 2025, respectively, will be executed as follows: Ps.833,567 will be executed in 2026 and Ps.389,929 will be executed in 2027.

The amount to be incurred as of December 31, 2024, is Ps.4,776,683, which is anticipated to be carried out as follows:

Year	Amount
2025	Ps.	3,553,187
2026		833,567
2027		389,929
	Ps.	4,776,683

Between 2007 and 2011, the Company carried out a series of sales and exchanges of land located next to the Monterrey Airport to allow for future growth of the Airport, including the construction of a second runway that the Airport intends to build in the future. As of December 31, 2024, 2023 and 2022, such land had a carrying value of Ps.1,426,363.

On December 4, 2012, the Monterrey Airport received authorization from the Federal Civil Aviation Agency (“AFAC”, for its acronym in Spanish) to include Ps.386,538 (amount expressed in nominal pesos of 2009) in investments as part of Master Development Program for 2011-2015. Additionally, during the 2011 Master Development Program revision, Ps.77,306 was included due to an extraordinary adjustment in its maximum tariff under the Master Development Program. The remaining investment to be recognized for a cost of Ps.694,390 (amount expressed in 2009 nominal pesos), has been included in the indicative periods 2026-2035 of the approved Master Development Program. This amount may not be recognized by the Ministry of Infrastructure Communications and Transportation in the future. The final recovery amounts are adjusted annually based on INPPIC excluding oil.

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

11.         Composition of GACN

a.	The following tables set forth information about the composition of GACN as of December 31, 2024, 2023 and 2022:

		Number of
	Place of	subsidiaries
	incorporation and	December 31,
Principal activity	operation	2024, 2023, 2022
Airports	Mexico	13
Hotels	Mexico	2
Services	Mexico	9
		24

b.	The consolidated subsidiaries are as follows:

Name of subsidiary	Ownership Percentage 2024, 2023 and 2022
Airport services;
Aeropuerto de Monterrey, S. A. de C. V.	100%
Aeropuerto de Acapulco, S. A. de C. V.	100%
Aeropuerto de Mazatlán, S. A. de C. V.	100%
Aeropuerto de Zihuatanejo, S. A. de C. V.	100%
Aeropuerto de Culiacán, S. A. de C. V.	100%
Aeropuerto de Ciudad Juárez, S. A. de C. V.	100%
Aeropuerto de Chihuahua, S. A. de C. V.	100%
Aeropuerto de Torreón, S. A. de C. V.	100%
Aeropuerto de Durango, S. A. de C. V.	100%
Aeropuerto de Tampico, S. A. de C. V.	100%
Aeropuerto de Reynosa, S. A. de C. V.	100%
Aeropuerto de Zacatecas, S. A. de C. V.	100%
Aeropuerto de San Luis Potosí, S. A. de C. V.	100%
Hotels and Services:
Operadora de Aeropuertos del Centro Norte, S. A. de C. V.	100%
Servicios Aeroportuarios del Centro Norte, S. A. de C. V.	100%
Servicios Aero Especializados del Centro Norte, S. A. de C. V.	100%
OMA Logística, S. A. de C. V. (1)	100%
Holding Consorcio Grupo Hotelero T2, S. A. de C. V. (2)	100%
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

As of December 31, 2024, 2023 and 2022, the Company has not made investments in shares of any structured or investment-related entity.

12.         Trade accounts payable

Trade accounts payable consist of the following:

	December 31,
	2024		2023		2022
Suppliers and contractors	Ps.	469,224	Ps.	286,264	Ps.	223,153
Customer advances		61,577		32,892		46,377
Statutory employee profit sharing		79,574		66,347		56,760
	Ps.	610,375	Ps.	385,503	Ps.	326,290

13.         Payable taxes and other accrued expenses

Payable taxes and other accrued expenses are comprised of the following:

	December 31,
	2024		2023		2022
Accrued expenses	Ps.	503,113	Ps.	345,225	Ps.	265,358
Payable taxes other than income tax		389,463		410,775		551,133
Accrued interest		239,753		204,843		147,115
	Ps.	1,132,329	Ps.	960,843	Ps.	963,606

14.         Short-term debt

Short-term debt is comprised of credit lines denominated in pesos, with unsecured guarantees as follows:

	2024		2023		2022
Bank loan with HSBC Mexico for Ps.600,000 for six months with unsecured collateral at a variable rate of TIIE 91 plus 0.60 percentage point.	Ps.	—	Ps.	—	Ps.	600,000
Bank loan with Banco Nacional de México for Ps.400,000 for six months with unsecured collateral at a variable rate of TIIE 28 plus 1.0 percentage point.		—		—		400,000
Credit line of credit with Banco Santander Mexico for Ps.200,000 for 3 months with unsecured collateral at a variable rate of TIIE rate plus 1.40 percentage point.						200,000
Bank loan with HSBC Mexico for Ps.300,000 for six months with unsecured collateral at a variable rate of TIIE 28 plus 0.60 percentage point.		300,000		—
Bank loan with Banco Santander México for Ps.150,000, for three months with unsecured collateral at a variable rate of TIIE 28 plus 0.65 percentage point.		150,000			Ps.
Bank loan with Banco Scotiabank Mexico for Ps.150,000, for six months with unsecured collateral at a variable rate TIIE 28 plus 0.55 percentage points on average.		150,000
Total short-term debt		600,000	Ps.	—	Ps.	1,200,000

At the date the accompanying consolidated financial statements were authorized for issuance, the Company has uncommitted, available short-term lines of credit with financial institutions in the amount of Ps.950,000.

15.         Long-term debt

The long-term debt with credit institutions, debt issuances and other marketable securities is comprised as follows:

	December 31,
	2024		2023		2022
Debt securities (ticker: OMA13) issued in the Mexican market on March 26, 2013, for Ps. 1,500,000, accruing interest at a fixed rate of 6.47%, for a 10-year term maturing on March 14, 2023. GACN and nine of the 13 airports guarantee the certificates, which represent a guarantee of 80% of consolidated EBITDA between GACN and the nine airports	Ps.	—	Ps.	—	Ps.	1,500,000

Debt securities (ticker: OMA21V) issued in the Mexican market on April 16, 2021, for Ps. 1,000,000, the loan accrues interest at a TIIE 28 rate (1) plus 75 basis points for a 5-year term maturing on April 10, 2026. Financing of green projects specified in the Bank's framework (note 20 a).		1,000,000		1,000,000		1,000,000

Debt securities (ticker: OMA21-2) issued in the Mexican market on April 16, 2021, for Ps. 2,500,000 at an annual fixed rate of 7.83%, for a 7-year term maturing on April 7, 2028 (note 20 a).		2,500,000		2,500,000		2,500,000

Sustainability-linked notes (ticker: OMA22L) issued in the Mexican market on March 31, 2022, for Ps. 1,700,000 at a variable rate TIIE 28 days (1) plus 14 basis points for a term of 5 years maturing on March 25, 2027 (note 20 b).		1,700,000		1,700,000		1,700,000

Sustainability-linked notes (ticker OMA22-2L) issued in the Mexican market on March 31, 2022, for Ps.2,300,000 at an annual fixed rate of 9.35%, with a 7-year term maturing on March 22, 2029 (note 20 b).		2,300,000		2,300,000		2,300,000

Sustainability-linked notes (ticker: OMA23L) issued in the Mexican market on March 10, 2023, for Ps. 640,000 at a variable rate TIIE 28 days (1) plus 22 basis points for a term of 3.4 years maturing on July 24, 2026 (note 20 c).		640,000		640,000		—

Sustainability-linked notes (ticker OMA23-2L) issued in the Mexican market on March 10, 2023, for Ps.2,560,000 at an annual fixed rate of 10.26%, with a 7-year term maturing on March 1, 2030 (note 20 c).		2,560,000		2,560,000		—
Total long-term debt		10,700,000		10,700,000		9,000,000
Less:
Commissions and debt issuance costs		(18,120)		(23,292)		(15,664)
		10,681,880		10,676,708		8,984,336
Current portion long-term debt		—		—		(1,500,000)
Long-term debt	Ps.	10,681,880	Ps.	10,676,708	Ps.	7,484,336
(1)	The Interbank Offering Rate in Mexico “TIIE” to the 28 days as of December 31, 2024, 2023 and 2022, was 10.2440%, 11.5035% and 10.7605%, respectively.

Changes in consolidated long-term debt for the years ended December 31, 2024, 2023 and 2022 were as follows:

	December 31,
	2024		2023		2022
Initial debt balance	Ps.	10,676,708	Ps.	8,984,336	Ps.	4,996,622
Increase in debt		—		3,200,000		4,000,000
Amortization of debt securities		—		(1,500,000)		—
Payment of commissions and other expenses				(10,640)		(14,076)
Amortization of expenses		5,172		3,012		1,790
Ending balance of debt	Ps.	10,681,880	Ps.	10,676,708	Ps.	8,984,336

Maturity of long-term debt as of December 31, 2024, 2023 and 2022 is described in note 21.

The long-term debt securities include certain restrictive clauses, such as limitations on disposal of assets or limitations on incurring liens, as well as early maturity clauses including the maturity of other obligations more than certain thresholds. For the years ended December 31, 2024, 2023 and 2022, these restrictions were met.

The sustainability-linked notes issued on March 31, 2022, and March 10, 2023, are subject to a sustainability development goal (“SDG”) consisting of a reduction of at least 58% in the indicator of kilograms of CO2 equivalent scope 1 and 2 emissions per passenger in the year 2025 compared to the reference year (2018).

In the event that the Company fails to achieve the SDG, (i) the interest rate of the debt securities will be increased by 25 basis points starting August 13, 2026, in the case of the debt securities OMA22L, and starting September 24, 2026, in the case of the debt securities OMA22-2L, until their respective maturities, and (ii) the principal amount of the OMA - 23L debt securities will be increased by 0.2% at maturity, and the interest rate of the OMA23 - 2L debt securities will increase by 25 basis points starting September 4, 2026, until maturity. As of December 31, 2024, the latest most recent data verified by an independent third party showed that the Company’s SDG had a reduction of 93% with respect to the reference year (2018).

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

As of December 31, 2024, 2023 and 2022, the composition and changes of the Company’s major maintenance provision was as follows:

	December 31,							December 31, 2024
	2023		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	2,119,281	Ps.	389,112	(1)	Ps.	(224,230)	Ps.	555,498	Ps.	1,728,665

	December 31,							December 31, 2023
	2022		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	1,990,718	Ps.	550,085	(1)	Ps.	(421,522)	Ps.	629,683	Ps.	1,489,598

	December 31,							December 31, 2022
	2021		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	1,741,733	Ps.	646,948	(1)	Ps.	(397,963)	Ps.	949,197	Ps.	1,041,521
(1)

Includes Ps.160,440, Ps.201,688 and Ps.174,871, recognized as interest cost in the consolidated statement of income and other comprehensive income, for the unwinding effect of the present value calculation as of December 31, 2024, 2023 and 2022, respectively.

The provision for major maintenance as of December 31, 2024, reflects the update of such provision as a result of the approval in December 2020 of the Master Development Program for the period 2021-2025.

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

The actuarial calculation of the defined benefit obligation was calculated as of December 31, 2024, 2023 and 2022 by actuaries certified by the National School of Actuaries (Colegio Nacional de Actuarios de México). The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	Year ended December 31,
	2024	2023	2022
Discount rate (see note 5 a.)	10.15%	9.85%	9.6%
Expected rate of salary increase	5.8%	5.8%	5.8%
Average longevity at retirement age for current employees (years)	14	14	14
Inflation	4.0%	4.0%	4.0%

The amounts recognized in the consolidated statement of income and other comprehensive income in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2024		2023		2022
Service cost:
Current service cost	Ps.	9,190	Ps.	9,013	Ps.	9,883
Net interest expense		14,443		12,153		10,053
Reductions and terminations		—		—		(2,422)
Components of defined benefit costs recognized in profit or loss		23,633		21,166		17,514
Remeasurement on the net defined benefit liability:
Actuarial gains and losses arising from changes in financial assumptions		5,499		6,105		(31,009)
Actuarial gains and losses arising from experience adjustments		5,124		(3,916)		9,751
Components of defined benefit costs recognized in other comprehensive income (loss)		10,623		2,189		(21,258)
Total	Ps.	34,256	Ps.	23,355	Ps.	(3,744)

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

The amount included in the consolidated statement of financial position arising from the Company’s obligation in respect of its defined benefit plans is as follows:

	December 31,
	2024		2023		2022
Present value of defined benefit obligations	Ps.	165,279	Ps.	143,058	Ps.	121,477

Movements in the present value of the defined benefit obligation in the current year are as follows:

	December 31,
	2024		2023		2022
Present value of defined benefit obligation as of January 1,	Ps.	143,058	Ps.	121,477	Ps.	129,199
Current service cost		9,190		9,013		9,883
Interest cost		14,443		12,153		10,053
Reductions and terminations		—		—		(2,422)
Remeasurement (gains)/losses:
Actuarial gains and losses arising from changes in financial and demographic assumptions		5,499		6,105		(31,009)
Actuarial gains and losses arising from experience adjustments		5,124		(3,916)		9,751
Benefits paid		(12,035)		(1,774)		(3,978)
Present value of defined benefit obligation	Ps.	165,279	Ps.	143,058	Ps.	121,477

Significant actuarial assumptions for the determination of the defined obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

◾	If the discount rate increases (decreases) by 1%, the defined benefit obligation would decrease by Ps.17,231 (increase by Ps.19,428).

◾	If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by Ps.20,353 (decrease by Ps.15,894).

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

There was no change in the process followed by the Company to manage its risks from prior periods.

The average duration period of the benefit obligation as of December 31, 2024, is 14.05 years (2023: 14.26 years and 2022: 14.40 years).

Expected cash flows from termination benefits and seniority premium benefits for the next 10 years are as follows:

	Pensions		Seniority premium
Year	plan		benefits		Total
2025	Ps.	7,728	Ps.	2,504	Ps.	10,232
2026		1,897		2,846		4,743
2027		3,020		3,028		6,048
2028		9,528		3,335		12,863
From 2029 and subsequently		151,898		69,054		220,952
Total	Ps.	174,071	Ps.	80,767	Ps.	254,838

18.         Right-of- use assets, net and lease liability

As lessee

Lease contracts entered into by the Company are as follows:

In October 2008, the Company acquired the shares of Consorcio Grupo Hotelero T2, S.A. de C.V. As a result of this acquisition, the Company assumed the commitments established in the lease agreement signed with the Mexico City International Airport for a period of 20 years, to construct, prepare and operate a hotel, and manage commercial areas at Terminal 2 of the Mexico City International Airport, establishing a minimum guaranteed income (“MGI”), which updated amounted to 2024 was Ps.39,033 annually, or a royalty of the 18% of the hotel’s revenue, whichever is greater. The MGI will be adjusted on an annual basis using Mexico’s Consumer Price Index (“NCPI” or “INPC,” for its acronym in Spanish).

a.	The following is a summary of the right-of-use assets and the lease liability:

Cost	Buildings		Other		Total
Balance as of January 1, 2022	Ps.	244,908	Ps.	41,835	Ps.	286,743
Remediations		8,687		6,199		14,886
Decreases		—		(6,990)		(6,990)
Balance as of December 31, 2022		253,595		41,044		294,639
Remediations		17,994		8,316		26,310
Decreases		(3,251)		(1,330)		(4,581)
Balance as of December 31, 2023		268,338		48,030		316,368
Remediations		9,781		10,264		20,045
Decreases		—		(2,358)		(2,358)
Balance as of December 31, 2024	Ps.	278,119	Ps.	55,936	Ps.	334,055

Depreciation
Balance as of January 1, 2022	Ps.	(67,050)	Ps.	(22,562)	Ps.	(89,612)
Depreciation of the year		(34,060)		(9,987)		(44,047)
Decreases		—		4,024		4,024
Balance as of December 31, 2022		(101,110)		(28,525)		(129,635)
Depreciation of the year		(33,447)		(7,654)		(41,101)
Decreases		2,471		1,339		3,810
Balance as of December 31, 2023		(132,086)		(34,840)		(166,926)
Depreciation of the year		(33,053)		(8,537)		(41,590)
Decreases		—		760		760
Balance as of December 31, 2024	Ps.	(165,139)	Ps.	(42,617)	Ps.	(207,756)

b.	Amounts recognized in consolidated statement of profit or loss statement:

	2024		2023		2022
Depreciation expense of right of use assets	Ps.	41,590	Ps.	41,597	Ps.	43,189
Interest expense on lease liabilities		23,261		28,847		25,592

c.	The following is a summary of the undiscounted lease liability:

	2024		2023		2022
Maturity analysis:
Less than one year	Ps.	19,022	Ps.	43,535	Ps.	33,446
Greater than 1 year and less than 3 years		127,927		43,751		97,177
Greater than 3 years until maturity		32,041		105,893		77,582
Total	Ps.	178,990		193,179		208,205

The Company does not face a significant liquidity risk with respect to its lease liabilities. Lease liabilities are monitored through the Company’s treasury department.

d.

As of December 31, 2024, 2023 and 2022, the total cash outflow for leases amounted to Ps.63,034, Ps.58,780 and Ps.53,185 (excluding items disbursed in excess of the IMG as variable participation), respectively.

As lessor

Revenues from operating leases

Mainly related to leases entered into by the Company, which are based on monthly rental payments that generally increase each year based on the NCPI, and/or the greater of a guaranteed minimum monthly rent plus a percentage of the tenant’s monthly income. As of December 31, 2024, 2023 and 2022, the committed future rents to be received are as follows:

	Year ended December 31,
	2024		2023		2022
Duration:
Less than 1 year	Ps.	765,919	Ps.	668,636	Ps.	383,779
Greater than 1 year and less than 5 years		1,685,744		738,435		407,156
Greater than 5 years		663,232		369,289		111,757
Total	Ps.	3,114,895	Ps.	1,776,360	Ps.	902,692

Minimum lease payments in the table above do not include contingent rentals, such as increases by NCPI or increases by a percentage of the monthly income of the lessee. Contingent rental income recorded for the years ended December 31, 2024, 2023, and 2022 were Ps.448,863, Ps.414,934 and Ps.335,892, respectively.

Accrued operating lease income is detailed in note 26.

19.         Income taxes

The Company is subject to Income Tax (“ISR”, for its acronym in Spanish), whose tax rate was 30% for 2024, 2023 and 2022, and will continue to be 30% for later years.

a.	Income tax is as follows:

	Year ended December 31,
	2024		2023		2022
Current ISR	Ps.	2,205,939	Ps.	2,167,380	Ps.	1,653,920
Deferred ISR		(72,925)		(127,938)		(278,400)
Income tax expense	Ps.	2,133,014	Ps.	2,039,442	Ps.	1,375,520

b.	As of December 31, 2024, 2023 and 2022, the principal items comprising the balance of the deferred ISR asset (liability) were:

			December 31,
	2024		2023		2022
Liabilities:
Provisions, allowances and labor obligations	Ps.	27,674	Ps.	107,768	Ps.	150,040
Investment in airport concessions, property, leasehold improvements and equipment, net		(74,618)		(163,345)		(216,843)
Tax loss carryforwards (1)		75		75		12,366
Recoverable tax on assets (2)		—		—		—
Others		(1,697)		(2,219)		(2,234)
Total liabilities	Ps.	(48,566)	Ps.	(57,721)	Ps.	(56,671)
Assets:
Provisions, allowances and labor obligations	Ps.	905,974	Ps.	743,038	Ps.	625,408
Investments in airport concessions, property, leasehold improvements and equipment, net		(134,289)		(53,622)		(102,196)
Tax loss carryforwards(1)		157,395		172,185		208,602
Recoverable tax on assets(2)		—		9,486		28,619
Others		(4,188)		(3,666)		(3,524)
Total assets	Ps.	924,892	Ps.	867,421	Ps.	756,909
Net deferred ISR asset	Ps.	876,326	Ps.	809,700	Ps.	700,238
(1)

As of December 31, 2024, 2023 and 2022, the Company recognized a deferred tax asset of Ps.157,470, Ps.172,260 and Ps.220,968, respectively, corresponding to the tax losses generated by its subsidiaries. All subsidiaries of the Company expect to benefit from losses in future years based on projections of taxable income and various strategies with favorable tax consequences.

(2)

The Company recognized the Asset Tax (“IMPAC”, by its acronym in Spanish) paid during 2002 through 2007. In 2013, the Company recognized the deferred tax asset, which it expects to recover subject to certain conditions established in the Income Tax Law. During the year 2024, the remaining balance was recovered in the amount of Ps.9,486.

c.	The changes in deferred tax during the year are follows:

			December 31,
	2024		2023		2022
Beginning balance of deferred tax liability, net	Ps.	809,700	Ps.	700,238	Ps.	428,215
Deferred ISR in profit or loss		72,925		127,938		278,400
IMPAC recovery		(9,486)		(17,829)		—
Income tax effects recognized in other comprehensive income		3,187		(647)		(6,377)
Ending balance of deferred tax asset, net	Ps.	876,326	Ps.	809,700	Ps.	700,238

d.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

		Year ended December 31,
	2024			2023			2022
	Amount		Rate %	Amount		Rate %	Amount		Rate %
Income before income taxes	Ps.	7,069,238		Ps.	7,059,868		Ps.	5,292,825
Current ISR		2,205,939			2,167,380			1,653,920
Deferred ISR		(72,925)			(127,938)			(278,400)
Income tax expense and effective rate	Ps.	2,133,014	30.17%	Ps.	2,039,442	28.89%	Ps.	1,375,520	25.99%
Add effects of permanent differences, primarily, non-deductible expenses and inflationary effects for financial and tax purposes.		(12,243)	(0.17)%		78,518	1.11%		212,327	4.01%
Statutory rate	Ps.	2,120,771	30.00%	Ps.	2,117,960	30.00%	Ps.	1,587,847	30.00%

e.

Each airport concession has received approval from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) to carry forward their tax losses up to the earlier of the date of which such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession. The base years and amounts as of December 31, 2024, are as follows:

	Tax loss
Year of origin	carryforwards
2003	Ps.	165,923
2004		167,390
2005		1,806
2007		3,290
2008		5,783
2018		6,778
2019		7,283
2020		28,500
2021		25,626
2024		8,271
	Ps.	420,650

f.

In addition to the tax loss carryforwards of the airport concessionaires aforementioned, the Company has tax losses of other subsidiaries other than its concessionaires in the amount of Ps.110,217 the duration of which is 10 years under the Income Tax Law, and the expiration date of which is between 2025 and 2034.

g.	In 2024, 2023 and 2022, the Company utilized tax loss carryforwards in the amount of Ps.86,885, Ps.199,537 and Ps.186,922, respectively.

h.	The balances of shareholders’ equity tax accounts as of December 31 are:

	December 31,
	2024		2023		2022
Contributed capital account	Ps.	5,834,852	Ps.	5,599,129	Ps.	5,349,827
Net consolidated tax profit account		3,778,145		2,974,281		2,166,970
Total	Ps.	9,612,997	Ps.	8,573,410	Ps.	7,516,797

i.

Dividends paid from profits generated from January 1, 2014, to individuals residing in Mexico and residents abroad may be subject to additional income taxes of up to 10%, which shall be retained by the Company.

20.         Commitment and contingencies

Commitment by guarantor

a.

In April 2021, GACN issued long-term debt securities for Ps.1,000,000 and Ps.2,500,000 for 5 and 7 years, respectively, under a new program registered in 2021. The issues are guaranteed by Monterrey Airport, Chihuahua Airport and Culiacán Airport, which, together with the issuer, must meet a minimum guarantee of 80% of consolidated earnings before financial income (expenses), taxes, depreciation and amortization (EBITDA).

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

c.	At the end of 2024, short-term debt amounts to Ps.300,000 and Ps.150,000 whit HSBC and Santander, respectively, which is guaranteed by the airports of Chihuahua, Culiacán and Monterrey.

Contingencies

I.	Property Tax

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

In May 2019, the Secretariat of Administration and Finance announced the agreement of the explanatory documents presented by the Acapulco Airport and noted that, having acquired the airport concession, the Acapulco Airport considered itself jointly and severally liable with respect to the tax credit required from ASA, so it was appropriate to require payment of the debt. A nullity claim was filed against this resolution and the Ministry of Communications and Transportation (“SCT”), now Ministry of Infrastructure, Communications and Transportation (“SICT”), as an interested third party.

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

Chihuahua Airport:

On December 11, 2024, the Municipality of Chihuahua required the payment of a tax credit in the amount of $14,739 for property tax.

On January 17, 2025, a nullity lawsuit was filed against the requirement and is currently ongoing. Similarly, the collection enforcement procedure is suspended until the trial is finally resolved.

However, in case the resolution of the trial is not favorable for the Chihuahua Airport, it is estimated that the economic repercussion of the trial would be borne by the Federal Government, due to the above and given that the Chihuahua Airport considers it unlikely to obtain an unfavorable resolution, has not recorded any provision in relation to these demands.

II.	Conflict related to the ownership of certain lands

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

Durango Airport

On March 5, 2020, the Company was notified of the lawsuit filed against Aeropuerto de Durango, S.A. de C.V. (“Aeropuerto de Durango”), the Ministry of Infrastructure, Communications and Transportation, the Government of the State of Durango and the Ministry of Agrarian, Territorial and Urban Development. The plaintiff sued for the nullity of the expropriation decree dated September 8, 1975, which affected an area of 40 hectares of the Durango Airport and claims the payment of compensation for the affected area, as well as the payment of damages for the undue use of the property.

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

Reynosa Airport

On October 16, 2020, the Company was notified of the lawsuit filed against the AFAC, in which Aeropuerto de Reynosa, S.A. de C.V. (“Aeropuerto de Reynosa”) was called as interested third party. The nullity of the administrative resolution dated February 7, 2020, issued by the AFAC in the Appeal for Review filed by the plaintiff’s demanded in order for the AFAC to study the plaintiff’s petition and recognize that the legal requirements for the reversion of the expropriation of 2.6 hectares included in the expropriation decrees of 1970 and 1971 have been met.

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

III.	Conflict related to the purchase and sale of land

Monterrey Airport

By means of an initial statement of claim dated May 18, 2023, the Estate of Manuel Garza Lagüera (the "Garza Lagüera Estate") sued the Monterrey Airport, the Federal Government through the Ministry of Infrastructure, Communications and Transportation through the Federal Civil Aviation Agency ("Federal Government") and others, several benefits in which it claimed the nullity of several legal acts by which the Airport acquired the property of Polygon 1, Polygon B and Polygon A (currently owned by the Federal Government), its restitution and payment of damages.

Aeropuerto de Monterrey, S.A. de C.V., appeared at the trial and filed its answer to the lawsuit on August 10, 2023. The trial was suspended due to the processing of a plea of lack of jurisdiction by territory and subject matter, filed by Monterrey Airport.

On February 19, 2024, the judgment related to the objection of lack of jurisdiction (the "Judgment of Incompetence") was issued, the Judge considered the lack of jurisdiction to be founded by reason of jurisdiction by considering that res judicata was updated as a result of a different trial previously resolved (38/2010) in which, although the parties are not the same, the identity of the object in Civil Trial 38/2010 and Civil Trial 101/2023 promoted by the Garza Lagüera Estate is sufficient to declare the incompetence admissible.

On February 27, 2024, Monterrey Airport challenged the incidental judgment through an appeal, likewise, on March 6, 2024, the Garza Lagüera Estate filed an appeal against the incidental judgment.

The appeal was resolved by judgment issued on July 19, 2024 (the "Appeal Judgment"), determining that (i) the appeal of the plaintiff Garza Lagüera Estate was untimely since it should have been filed within the term of 3 days and not 5, since the contested resolution is considered an order, in accordance with the Federal Code of Civil Procedure and the term for appealing orders (not judgments) is applicable; and (ii) it left the Airport's appeal without substance because it supposedly would not result in a greater benefit.

Both the Monterrey Airport and the Garza Lagüera Estate filed a direct amparo lawsuit against the Judgment of Appeal and they were admitted for processing. Both lawsuits are currently pending before the Third Collegiate Circuit Court in Civil Matters in Monterrey.

21.         Financial risk management

a.	Significant accounting policies

The Company is exposed to risks that are managed through the implementation of systems and processes related to identification, measurement, limitation of concentration, and supervision.

The basic principles defined by the Company in the establishment of its risk management policy are the following:

●	Compliance with Corporate Governance Standards.

●	Establishment, by each different business line and subsidiary, of risk management controls necessary to ensure that market transactions are conducted in accordance with the policies, rules, and procedures of the Company.

●	Special attention to financial risk management, basically composed of interest rate, exchange rate, liquidity and credit risks.

Risk management in the Company is mainly preventive and oriented to medium and long-term risks, taking into consideration the most probable scenarios of the variables affecting each risk.

The details of the significant accounting policies and adopted methods (including recognition, valuation and basis of recognition of related income and expenses) for each class of financial asset, financial liability and equity instrument is disclosed in note 4.

b.	Categories of financial instruments and risk management policies

The principal categories of financial instruments, are:

		December 31,
Financial assets	Risk classification	2024		2023		2022
Cash and cash equivalents and other investments held to maturity	Credit and interest rate	Ps.	1,656,365	Ps.	2,576,256	Ps.	3,336,420
Receivables, net	Credit and exchange rate		1,845,965		1,298,399		1,266,110

		December 31,
Financial liabilities	Risk classification	2024		2023		2022
Short-term and long-term debt	Interest rate, exchange rate and liquidity	Ps.	11,281,880	Ps.	10,676,708	Ps.	10,184,336
Trade accounts payable(1)	Liquidity	Ps.	610,375	Ps.	385,503	Ps.	326,290
Accrued interest	Liquidity	Ps.	239,753	Ps.	204,843	Ps.	147,115
Short-term and long-term financial leasing	Liquidity	Ps.	178,990	Ps.	198,844	Ps.	208,205
Accounts payable to related parties	Liquidity	Ps.	570,576	Ps.	452,933	Ps.	286,479
(1)	Include the payments of employee statutory profit-sharing amounts, which were Ps.79,574, Ps.66,347 and Ps.56,760 as of December 31, 2024, 2023 and 2022, respectively.

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

Interest rate risk management — This risk principally stems from changes in the future cash flows of debt entered at variable interest rates (or with short-term maturity and presumable renewal) as a result of fluctuations in the market interest rates. The purpose of managing this risk is to lessen the impact on the cost of the debt due to fluctuations in such interest rates.

As of December 31, 2024, 2023 and 2022, the percentage in outstanding long-term debt at fixed and variable interest rates, is as follows:

	December 31,
	2024		2023		2022
Long-term debt	Ps.	10,700,000	Ps.	10,700,000	Ps.	9,000,000
% Fixed rate debt		68.8%		68.8%		70%
% Variable rate debt (1)		31.2%		31.2%		30%
(1)	Long-term debt contracted during 2024, 2023 and 2022 has a 28-day TIIE reference rate.

The proportion of long-term debt has interest payments at a variable rate, which exposes the Company to interest rate risk as a result of fluctuations in market interest rates. The risk exposure is mainly caused by the variations that could occur in the reference interest rate used.

The Company manages this risk by constantly monitoring the changes of such interest rates. In recent years, the 28-day TIIE has increased. The 28-day TIIE was at its highest level on January 2, 2024 (11.5025%) and its lowest level on December 23, 2024 (10.2244%). Therefore, if interest rates increase significantly, the Company could evaluate to enter into hedging instruments to mitigate the interest rate risk.

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

As of December 31, 2024 and 2023, the Company maintained long-term debt, which accrue interest at a variable rate of Ps.3,340,000 and as of December 31, 2022, Ps.2,700,000, (note 15, which discloses the outstanding balances and interest rates of the Company’s financial instruments).

A hypothetical, instantaneous and unfavorable 10% change in the 28-day TIIE interest rate applicable to the outstanding debt with variable rates would have resulted in an additional financing expense of approximately Ps.38,660, Ps.37,180, and Ps.23,174 for 2024, 2023 and 2022, respectively.

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

Of the Company’s consolidated revenues (excluding construction services revenues), 15.71%, 14.59% and 14.81% were from TUA of international passengers in 2024, 2023 and 2022, respectively. Substantially all other revenues of the Company are denominated in pesos. Based on an appreciation of 10% of the peso against the U.S. dollar, the Company believes that its revenues would have decreased by Ps.191,837, Ps.168,680 and Ps.137,548 in 2024, 2023 and 2022, respectively.

An appreciation of the Mexican peso against the U.S. dollar would reduce the U.S. dollar-denominated revenues and the Company’s obligations under U.S. dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Company’s U.S. dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

For the year ended December 31, 2024, the peso depreciated against the U.S. dollar by 22.86%, relative to the exchange rates prevailing at the end of 2023.

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

As of December 31, 2024, 2023 and 2022, a hypothetical, instantaneous and unfavorable change of 10% in the exchange rate of the peso against the U.S. dollar, applicable in the Company’s asset (liability) positions net of U.S.$18,193, U.S.$16,033, and U.S. $(903) (amounts in thousands) would have resulted in an exchange gain (loss) of approximately Ps.(37,817), Ps.(27,076) and Ps.1,758 as of December 31, 2024, 2023 and 2022, respectively.

The carrying values of monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are as follows (amounts in thousands):

	Liabilities						Assets
	December 31,						December 31,
Currency	2024		2023		2022		2024		2023		2022
U.S. dollars	U.S.$	(5,186)	U.S.$	(3,832)	U.S.$	(6,472)	U.S.$	23,379	U.S.$	19,835	U.S.$	5,569

The transactions in thousands of U.S. dollars for the years ended December 31, 2024, 2023 and 2022, are as follows:

	December 31,
	2024		2023		2022
Revenues	U.S.$	14,733	U.S.$	9,745	U.S.$	6,967
Expenses
Technical assistance	U.S.$	4,807	U.S.$	4,010	U.S.$	3,766
Insurance		6,873		118		1,150
Purchase of machinery and maintenance		25,707		22,717		18,890
Software		3,545		2,181		909
Professional services, fees and subscriptions		2,137		4,353		3,991
Construction of industrial warehouse		—		—		50,767
Other		11,747		61,636		11,981

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31,
	2024		2023		2022
U.S. dollar exchange rate
As reported by the Mexican Central Bank	Ps.	20.7862	Ps.	16.9190	Ps.	19.4715

As of April 9, 2025, the exchange rate as reported by the Mexican Central Bank was Ps.20.6867.

d.	Credit risk

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

As of December 31, 2024, 2023 and 2022, the allowance for doubtful accounts, principally related with accounts receivable, are the amounts described in note 7.

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

As of December 31, 2024	2025		2026-2027		2028-2030		Total
Long-term debt	Ps.	—	Ps.	3,340,000	Ps.	7,360,000	Ps.	10,700,000
Interest(1)		1,040,226		1,641,749		1,089,058		3,771,033
Short-term debt		600,000		—		—		600,000
Trade accounts payable		610,375		—		—		610,375
Interest Payable		239,753		—		—		239,753
Lease Liabilities(2)		19,022		159,968		—		178,990
Accounts payable with related parties		350,076		220,500		—		570,576
Total	Ps.	2,859,452	Ps.	5,362,217	Ps.	8,449,058	Ps.	16,670,727

As of December 31, 2023	2024		2025-2027		2028-2030		Total
Long-term debt	Ps.	—	Ps.	3,340,000	Ps.	7,360,000	Ps.	10,700,000
Interest(1)		1,050,856		2,577,708		1,089,058		4,717,622
Trade accounts payable		385,503		—		—		385,503
Interest Payable		204,843		—		—		204,843
Lease Liabilities(2)		44,928		153,916		—		198,844
Accounts payable with related parties		452,933		—		—		452,933
Total	Ps.	2,139,063	Ps.	6,071,624	Ps.	8,449,058	Ps.	16,659,745

As of December 31, 2022	2023		2024-2026		2027-2029		Total
Long-term debt	Ps.	1,500,000	Ps.	1,000,000	Ps.	6,500,000	Ps.	9,000,000
Interest(1)		804,897		1,880,865		770,175		3,455,937
Short-term debt		1,200,000		—		—		1,200,000
Trade accounts payable		332,287		—		—		332,287
Interest Payable		147,115		—		—		147,115
Lease Liabilities(2)		33,446		174,759		—		208,205
Accounts payable with related parties		286,479		—		—		286,479
Total	Ps.	4,304,224	Ps.	3,055,624	Ps.	7,270,175	Ps.	14,630,023
(1)	The projected interest is determined, in the case of obligations with a variable rate, based on TIIE.
(2)	The time value of money effect of other financial liabilities is immaterial, so they are presented at present value.

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

Financial liabilities

Long-term debt (note 15)

December 31, 2024				December 31, 2023				December 31, 2022
Book value		Fair value		Book value		Fair value		Book value		Fair value
Ps.	10,700,000	Ps.	10,294,490	Ps.	10,700,000	Ps.	10,405,840	Ps.	9,000,000	Ps.	9,740,228

	Hierarchy of fair value as of December 31, 2024
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	10,294,490	Ps.	—	Ps.	—	Ps.	10,294,490

	Hierarchy of fair value as of December 31, 2023
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	10,405,840	Ps.	—	Ps.	—	Ps.	10,405,840

	Hierarchy of fair value as of December 31, 2022
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	9,740,228	Ps.	—	Ps.	—	Ps.	9,740,228
(1)	The fair value of the financial liabilities included in Level 1, corresponds to stock certificates listed on the Mexican Stock Exchange

22.          Shareholders’ equity

a.	Subscribed and paid-in capital stock as of December 31, 2024, 2023 and 2022, is comprised of ordinary, nominal shares, composed as follows:

	December 31, 2024, 2023 and 2022
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	340,345,556	Ps.	262,447
Series BB Class I	49,766,000		38,375
Share Repurchases	(3,942,131)		(3,040)
	386,169,425	Ps.	297,782

b.	At the Ordinary Shareholders’ Meetings held on April 26, 2024, April 24, 2023, and April 22, 2022, and the results for the years ended December 31, 2023, 2022 and 2021, respectively, were approved.
c.

At the Annual Ordinary General Shareholders' Meeting held on April 26, 2024, it was approved, the payment of a cash dividend to stockholders of Ps. 4,250,000 at the rate of Ps.5.447158938 per share in two installments: the first for Ps. 2,125,000, which was paid on May 31, 2024, and the second for the same amount, which was paid on November 30, 2024.

d.

On February 13, 2023, in accordance with the resolutions adopted at the General Ordinary Stockholders’ Meeting, the Board of Directors determined the payment of a dividend in the amount of Ps.1,450,000 to be made in a single payment at the rate of 3.716885536 pesos per share. The payment date was March 2, 2023.

e.

In resolutions adopted at the Annual Ordinary General Shareholders’ Meeting held on April 21, 2023, it was approved, the payment of a cash dividend to stockholders of Ps.2,300,000 in two installments: the first for Ps.1,800,000 at 4.614064804 pesos per share, which was paid on June 22, 2023, and the second for Ps.500,000 at 1.281684668 pesos per share, which was paid on September 20, 2023.

f.

On January 7, 2022, in accordance with the resolutions adopted at the General Ordinary Stockholders’ Meeting held on December 22, 2021, the Board of Directors determined the payment of a dividend in the amount of Ps.4,370,000 to be made in a single payment at the rate of 11.201923995 pesos per share. The payment date was January 19, 2022.

g.	In resolutions adopted at the Annual Ordinary General Shareholders’ Meeting held on April 22, 2022, it was approved:
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

h.

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

j.

Retained earnings include the statutory legal reserve. Under the Mexican General Corporations Law, at least 5% of the year’s net profits must be placed in a legal reserve until the reserve equals an amount representing 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the Company is dissolved and must be replenished if it is reduced for any reason. As of December 31, 2024, 2023 and 2022 it amounts to Ps.59,556.

23.         Accumulated other comprehensive loss.

Accumulated other comprehensive loss is as follows:

	Labor obligations
	Amount		Deferred taxes		Total
Balance as of January 1, 2022	Ps.	(13,098)	Ps.	11,162	Ps.	(1,936)
Movements of the year		21,258		(6,377)		14,881
Balance as of December 31, 2022		8,160		4,785		12,945
Movements of the year		2,157		(647)		1,510
Balance as of December 31, 2023		10,317		4,138		14,455
Movements of the year		(10,623)		3,187		(7,436)
Balance as of December 31, 2024	Ps.	(306)	Ps.	7,325	Ps.	7,019

Labor obligations generate the effect of actuarial gains or losses.

24.         Related party balances and transactions

a.	Advance payments for construction to related parties are as follows:

	December 31,
	2024		2023		2022
VCD Construcción y Desarrollo, S.A.P.I. de C. V.	Ps.	2,952	Ps.	2,899	Ps.	1,872
MVD 1994 Real State Construction S.R.L. de C.V.		16,136		11,466		4,436
VCD Inmobiliaria y Construcción, S. A. P. I. de C.V.		1,188		29,308		3,294
	Ps.	20,276	Ps.	43,673	Ps.	9,602

b.	The accounts payable with related parties are as follows:

	December 31,
Short-term accounts payable	2024		2023		2022
Servicios de Tecnología Aeroportuaria, S.A. de C.V.	Ps.	183,539	Ps.	186,971	Ps.	123,905
Operadora Nacional Hispana, S.A. de C.V.		2,942		5,906		5,100
VCD Construcción y Desarrollo, S.A.P.I. de C.V.		2,895		2,767		3,157
GGA Capital, S.A.P.I. de C.V. (1)		149,695		247,695		149,695
VCD Inmobiliaria y Construcción, S.A.P.I. de C.V.		5,740		819		3,864
Grupo Hotelero Santa Fe, S. A. de C. V.		1,019		635		758
MVD 1994 Real Estate Construction, S.R.L. de C.V.		4,246		8,140		—
	Ps.	350,076	Ps.	452,933	Ps.	286,479

	December 31,
Long term accounts payable:	2024	2023	2022
GGA Capital, S.A.P.I. de C.V. (2)	$220,500	$-	$-

(1)	The short-term balance payable to GGA Capital, S.A.P.I. of C.V. for Ps. 149,695, Ps. 247,695 and Ps. 149,695 corresponds to short term loans of OMA VYNMSA Aeroindustrial Park S.A. de C.V. as of December 31, 2024, 2023 and 2022, respectively. Loans generated interest at a 91-day TIIE rate plus 3.20 percentage points, the interest rate was 10.6327%, 15.725% and 11.7249%, respectively.
(2)	The long-term balance payable with GGA Capital, S.A.P.I. de C.V. for $220,500, corresponds to a loan payable from OMA VYNMSA Aeroindustrial Park S.A. de C.V. as of December 31, 2024. The loan generated interest at a 91-day TIIE rate plus 3.20 percentage points, the interest rate was 13.832%.

c.	The principal transactions with related parties performed in the normal course of business, are as follows:

	Year ended December 31,
	2024		2023		2022
Capital Expenditures:
Industrial warehouse	Ps.	311,317	Ps.	130,079	Ps.	52,550
Expenses:
Payments from technical assistance received		235,499		237,896		177,667
Administrative services		66,108		50,300		24,834
Improvements to concessioned assets:
Terminal building		304		—		1,083,039

Compensation to directors and officers comprising the Board of Directors, Audit Committee, Corporate Practices Committee, Finance, Planning and Sustainability were Ps.4,376, Ps.6,974, and Ps.15,738 for 2024, 2023, and 2022, respectively.

Employee Benefits – Employee benefits granted to key management personnel of the Company were comprised solely of short-term benefits of Ps.103,531, Ps.101,166 and Ps.149,585 in 2024, 2023 and 2022, respectively.

Technical Assistance – On December 14, 2020, a Third Amending Agreement to the Technical Assistance and Technology Transfer Agreement with SETA was signed with a term through December 31, 2021, and automatic annual renewals thereafter from 2022.

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

In 2024, 2023 and 2022 the variable part of the consideration for this concept was greater than the fixed part of US$4,144 (thousand), US$4,009 (thousand) and US$3,766 (thousand), respectively.

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

As of December 31, 2024, SETA holds 12.9% of GACN’s outstanding capital stock in the form of series “BB” shares and, additionally holds 1.9% in the form of Series “B” shares.

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

					Construction		Depreciation								MDP Expenditures		Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		and other Capital		in airport
December 31, 2024	revenues		revenues		revenues		amortization		Income		segment		segment		Expenditures		concessions

Metropolitan
Monterrey	Ps.	4,501,253	Ps.	936,723	Ps.	1,412,657	Ps.	272,079	Ps.	1,502,974	Ps.	11,699,025	Ps.	4,272,343	Ps.	1,424,588	Ps.	8,008,814
Tourist
Acapulco		217,608		22,793		33,770		48,330		62,311		1,604,089		310,600		41,038		1,297,540
Mazatlán		720,754		74,700		93,980		24,449		218,487		1,619,292		263,697		101,673		859,335
Zihuatanejo		278,413		33,677		76,457		24,367		86,280		935,729		219,863		108,371		854,736
Regional
Chihuahua		657,424		76,798		262,848		34,364		202,178		1,532,746		645,406		276,307		1,185,637
Culiacan		788,821		75,962		349,946		26,947		239,274		1,928,000		958,819		379,153		1,534,881
Durango		210,082		16,277		60,909		17,087		62,330		606,772		235,561		62,185		527,770
San Luis Potosi		309,346		62,725		71,414		32,395		102,455		1,083,618		736,735		123,868		881,595
Tampico		211,673		27,321		74,019		23,957		65,635		749,145		279,564		82,937		676,574
Torreon		313,768		31,390		80,868		13,407		95,044		601,685		239,434		93,835		479,033
Zacatecas		150,950		13,670		11,330		11,763		43,188		350,164		145,098		18,925		315,061
Border
Ciudad Juarez		696,838		61,636		320,251		40,335		208,856		1,982,146		1,176,899		325,507		1,493,955
Reynosa		170,282		16,159		11,742		27,550		51,338		835,746		358,361		62,455		689,238
Hotel
NH T2 Hotel		—		329,348		—		57,371		94,758		411,128		185,716		5,111		—
Hilton Garden Inn		—		135,650		—		12,300		45,296		186,096		47,925		1,413		—
Industrial Park:
VYNMSA		—		153,095		—		48,379		78,434		1,118,509		881,216		331,963		—
Other		—		5,939,371		—		52,989		7,984,308		27,372,305		15,378,507		41,271		—
Total		9,227,212		8,007,295		2,860,191		768,069		11,143,146		54,616,195		26,335,744		3,480,600		18,804,169

Eliminations		(90,327)		(4,931,414)		(1)		(11,086)		(3,059,934)		(27,383,135)		(9,646,921)		—		(88,361)

Consolidated	Ps.	9,136,885	Ps.	3,075,881	Ps.	2,860,190	Ps.	756,983	Ps.	8,083,212	Ps.	27,233,060	Ps.	16,688,823	Ps.	3,480,600	Ps.	18,715,808

					Construction		Depreciation								MDP Expenditures		Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		and other Capital		in airport
December 31, 2023	revenues		revenues		revenues		amortization		Income		segment		segment		Expenditures		concessions

Metropolitan
Monterrey	Ps.	4,254,275	Ps.	833,676	Ps.	1,125,682	Ps.	225,581	Ps.	1,503,933	Ps.	10,323,349	Ps.	2,927,224	Ps.	1,237,299	Ps.	6,842,886
Tourist
Acapulco		326,157		38,184		64,558		48,495		107,762		1,565,723		320,234		71,705		1,311,101
Mazatlán		596,145		66,801		114,235		22,941		196,083		1,532,767		208,420		139,367		789,260
Zihuatanejo		253,766		27,868		78,863		22,150		83,393		913,976		251,686		146,683		801,841
Regional
Chihuahua		651,442		66,514		153,019		30,434		212,353		1,366,801		539,326		252,864		956,330
Culiacan		877,897		74,315		431,568		26,344		281,698		1,689,917		685,822		442,301		1,211,187
Durango		194,373		13,853		132,316		12,048		61,587		595,674		265,070		136,369		483,360
San Luis Potosi		296,570		39,762		116,144		28,799		99,479		1,040,924		709,305		118,038		842,221
Tampico		206,586		25,573		81,292		20,084		68,667		724,399		244,303		139,318		626,373
Torreon		288,548		27,073		71,347		12,125		93,315		602,710		236,674		103,514		411,432
Zacatecas		175,109		13,353		44,982		11,668		55,681		377,824		160,612		53,008		315,380
Border
Ciudad Juarez		719,269		53,050		459,571		19,808		228,434		1,732,844		921,913		460,640		1,212,467
Reynosa		175,723		13,111		24,423		26,486		55,852		881,059		408,348		34,726		704,425
Hotel
NH T2 Hotel		—		277,536		—		51,532		77,121		462,707		216,047		31,412		—
Hilton Garden Inn		—		115,248		—		11,799		34,809		208,732		50,902		3,339		—
Industrial Park:
VYNMSA		—		91,996		—		41,346		38,901		797,012		552,521		205,741		—
Other		—		5,793,471		—		40,927		7,902,852		25,352,946		14,213,251		67,552		—
Total		9,015,860		7,571,384		2,898,000		652,567		11,101,920		50,169,364		22,911,658		3,643,876		16,508,263

Eliminations		(84,203)		(4,943,961)		—		(11,224)		(3,035,011)		(24,931,769)		(7,512,565)		—		(86,959)

Consolidated	Ps.	8,931,657	Ps.	2,627,423	Ps.	2,898,000	Ps.	641,343	Ps.	8,066,909	Ps.	25,237,595	Ps.	15,399,093	Ps.	3,643,876	Ps.	16,421,304

					Construction		Depreciation								MDP Expenditures		Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		and other Capital		in airport
December 31, 2022	revenues		revenues		revenues		amortization		Income		segment		segment		Expenditures		concessions

Metropolitan
Monterrey	Ps.	3,142,454	Ps.	699,779	Ps.	1,414,207	Ps.	168,595	Ps.	1,337,766	Ps.	10,064,910	Ps.	2,917,998	Ps.	1,461,476	Ps.	5,922,640
Tourist
Acapulco		275,301		38,444		76,474		46,760		106,615		1,563,437		314,200		86,876		1,292,170
Mazatlán		472,741		57,766		142,254		20,999		182,543		1,538,740		250,217		148,605		697,290
Zihuatanejo		219,411		25,255		98,199		21,487		85,484		807,473		194,626		127,168		744,069
Regional
Chihuahua		546,445		56,993		108,683		26,643		210,624		1,244,337		416,547		137,204		831,637
Culiacan		754,160		67,591		127,961		24,174		284,812		1,288,354		315,449		198,690		804,427
Durango		178,142		13,485		91,796		10,182		64,228		492,548		198,914		209,505		362,520
San Luis Potosi		246,795		41,350		55,609		26,006		99,870		923,689		598,902		99,163		753,573
Tampico		177,992		20,297		78,079		17,619		69,212		697,865		252,466		82,426		565,004
Torreon		231,357		25,193		55,155		11,334		89,481		531,591		163,161		88,188		351,927
Zacatecas		164,052		13,616		65,542		9,405		62,141		361,218		129,973		83,413		281,018
Border
Ciudad Juarez		568,204		39,277		258,922		18,108		212,342		1,315,268		580,324		272,255		770,990
Reynosa		149,878		10,796		77,372		24,422		55,664		866,773		421,733		98,412		705,859
Hotel
NH T2 Hotel		—		238,845		—		45,647		66,884		491,404		206,241		59,814		—
Hilton Garden Inn		—		94,067		—		11,758		24,652		292,959		39,681		1,793		—
Industrial Park:
VYNMSA		—		81,863		—		30,695		41,608		592,992		350,088		82,554		—
Other		—		3,956,228		—		47,485		5,881,324		22,847,549		13,195,643		54,071		—
Total		7,126,932		5,480,845		2,650,253		561,319		8,875,250		45,921,107		20,546,163		3,291,613		14,083,124

Eliminations		(71,389)		(3,251,043)		(830)		(10,119)		(2,810,764)		(22,851,129)		(6,030,805)		(830)		(142,758)

Consolidated	Ps.	7,055,543	Ps.	2,229,802	Ps.	2,649,423	Ps.	551,200	Ps.	6,064,486	Ps.	23,069,978	Ps.	14,515,358	Ps.	3,290,783	Ps.	13,940,366

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

Following is a detail of the composition of revenues of the Company, using the classification established by the General Airports Law and its related regulations, with the exception of non-aeronautical revenues as mentioned in the preceding paragraph:

	Year ended December 31,
	2024		2023		2022
Aeronautical services:
Domestic TUA	Ps.	6,035,480	Ps.	6,150,256	Ps.	4,791,166
International TUA		1,918,372		1,686,799		1,375,479
Landing charges		352,028		329,770		269,796
Platform for embarking and disembarking		263,346		238,054		185,785
Aircraft parking charges on extended stay or overnight		67,340		59,556		42,922
Domestic and international passenger and carry-on baggage check		91,432		81,490		63,682
Aerocars and jetways		32,817		32,664		28,168
Other airport services, leases and regulated access rights		376,070		353,068		298,545
Total revenues from aeronautical services	Ps.	9,136,885	Ps.	8,931,657	Ps.	7,055,543

	Year ended December 31,
	2024		2023		2022
Non-aeronautical services:
Commercial activities
Car parking charges	Ps.	452,160	Ps.	418,525	Ps.	340,095
Advertising(1)		98,060		82,512		73,579
Retail operations(1)		168,171		151,477		124,726
Food and beverage(1)		299,941		245,311		176,844
Car rental operators(1)		270,774		245,225		205,019
Time share developers(1)		18,112		17,899		16,960
Financial services(1)		13,439		13,705		13,013
Communication and services(1)		16,123		17,788		16,350
Services to passenger		4,826		4,893		5,232
VIP lounges		155,712		103,355		80,933
Other services		81,624		70,799		59,152
Total revenue from commercial activities		1,578,942		1,371,489		1,111,903

Diversification activities:
Hotel services		454,052		379,303		325,495
OMA Carga		421,705		346,441		329,793
Real estate services		43,172		35,457		26,364
Industrial services		130,303		80,967		73,760
Other services		26,957		15,374		10,858
Total diversification activities		1,076,189		857,542		766,270

Complementary activities:
Leasing of space(1)		128,140		110,314		118,851
Access rights		31,489		29,936		24,892
Checked baggage inspection		249,870		246,930		198,336
Other services		11,251		11,212		9,550
Total of complimentary activities		420,750		398,392		351,629
Total revenue from non-aeronautical services	Ps.	3,075,881	Ps.	2,627,423	Ps.	2,229,802
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

Approximately 75% of consolidated revenues for the years ended December 31, 2024, 2023 and 2022, generated by the Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua, Ciudad Juárez, and San Luis de Potosí Airports.

27.         Cost of services

The cost of services is as follows:

	Year ended December 31,
	2024		2023		2022
Wages and salaries	Ps.	351,547	Ps.	318,660	Ps.	281,460
Maintenance		196,833		183,628		145,931
Security and insurance		172,807		146,018		142,147
Utilities (electric, cleaning and water)		210,893		192,065		166,280
Building lease		—		—		8,609
Allowance for doubtful accounts		17,621		5,767		4,711
Cost of hotel service		2,778		93,098		70,319
Equipment lease, fees and others		198,774		119,720		104,181
	Ps.	1,151,253	Ps.	1,058,956	Ps.	923,638

2

28.         Subsequent event

On April 25,2025, GACN reported that pursuant to the resolutions adopted at the Annual General Ordinary Stockholders ‘Meeting held on that same date, shareholders approved a cash dividend in the amount of Ps.4,500,000, to be paid two installments: the first installment of Ps.2,250,000 no later than May 31,2025, and a second installment of Ps.2,250,000, no later than November 30,2025.

29.         Authorization for the issuance of the consolidated financial statements

The Company’s consolidated financial statements were authorized for issuance on April 29, 2025, by the Chief Executive Officer, Ricardo Dueñas Espriu and Ruffo Pérez Pliego del Castillo, General Director of Administration and Finance and by the Board of Directors, consequently these do not reflect the events that occurred after that date, and are subject to the approval of the ordinary shareholders’ meeting of the Entity, who may decide to modify them in accordance with the provisions of the General Law of Commercial.

The consolidated financial statements as of December 31, 2023, were approved by the Annual Stockholders’ Meeting held on April 26, 2024.

* * * * * *